Form 20-F
period 2002-12-31
PARTNER COMMUNICATIONS CO LTD
filed 2003-03-14
CIK 1096691

As filed with the Securities and Exchange Commission on March 14, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

COMMISSION FILE NUMBER 1-14968

PARTNER COMMUNICATIONS COMPANY LTD.
(Exact name of Registrant as specified in its charter)

ISRAEL

(Jurisdiction of incorporation or organization)

8 AMAL STREET
AFEQ INDUSTRIAL PARK
ROSH-HA’AYIN 48103
ISRAEL

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

NONE

Securities registered pursuant to Section 12(g) of the Act:

Title of class

American Depositary Shares
Ordinary Shares*

*     Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

ORDINARY SHARES OF NIS 0.01 EACH	181,595,222

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

YES ☒	NO ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:

ITEM 17 ☐	ITEM 18 ☒

INTRODUCTION
FORWARD-LOOKING STATEMENTS
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
ITEM 4. INFORMATION ON THE COMPANY
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8. FINANCIAL INFORMATION
ITEM 9. THE OFFER AND LISTING
ITEM 10. ADDITIONAL INFORMATION
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12. ` DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. CONTROLS AND PROCEDURES
ITEM 16. [RESERVED]
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
SIGNATURES
CERTIFICATIONS
EXHIBIT INDEX
Articles of Association
Agreement with LM Ericsson (Nov 25, 2002)
Supplemental Agreement (April 18, 2002)
General License for Partner Amendment # 12
General License for Partner Amendment # 13
General License for Partner Amendment # 14
General License for Partner Amendment # 15
General License for Partner Amendment # 16
General License for Partner - Amendment # 17
Amending Agreement to the Facility Agreement
List of Subsidiaries
Consent of Kesselman & Kesselman
Section 906 Certifications

INTRODUCTION

     As used herein, references to “we,” “our,” “us,” “Partner” or the “Company” are references to Partner Communications Company Ltd. and to its wholly owned subsidiary, Partner Future Communications 2000 Ltd., except as the context otherwise requires. In addition, references to our “financial statements” are to our consolidated financial statements except as the context otherwise requires.

     In this document, references to “$,” “US$,” “US dollars” and “dollars” are to United States dollars and references to “NIS” and “shekels” are to New Israeli Shekels. This annual report contains translations of NIS amounts into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this annual report as convenience translations could have been or could be converted from NIS into US dollars at these rates, at any particular rate or at all. The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the representative exchange rate on December 31, 2002 of NIS 4.737 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information—Selected Financial Data—Exchange Rate Data.”

     We maintain our financial books and records in shekels. Our financial statements included in this annual report are prepared in accordance with accounting principles generally accepted in the United States, or US GAAP, and the accompanying discussion of the results of our operations is based on our results under US GAAP. See “Item 18. Financial Statements” and “Item 5A. Operating and Financial Review and Prospects—Operating Results”.

FORWARD-LOOKING STATEMENTS

     This annual report includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner.

     Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this annual report, including the statements in the sections of this annual report entitled “Item 3D. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and located elsewhere in this annual report regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

     Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

•	uncertainties about the degree of growth in the number of consumers in Israel using wireless personal communications services and the growth in the Israeli population;

•	the risks associated with the implementation of a third-generation network and business strategy, including risks relating to the operations of new systems and technologies, substantial expenditures required and potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;

•	the impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

•	the effects of vigorous competition in the market in which we operate, which may decrease prices charged, increase churn and change our customer mix, profitability and average revenue per user;

•	the availability and cost of capital and the consequences of increased leverage;

•	the effects of the high degree of regulation in the telecommunications market in which we operate;

•	fluctuations in foreign exchange rates;

•	the results of litigation filed or that may be filed against us; and

•	the possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;

as well as the risks discussed in “Item 3D. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3A. Selected Financial Data

     The following table sets forth our selected financial data as at and for each of the years in the five-year period ended December 31, 2002 prepared in accordance with US GAAP. The selected financial data for each of the years in the three-year period ended December 31, 2002 and at December 31, 2002 and 2001 are derived from our consolidated financial statements set forth elsewhere in this annual report. The selected financial data for each of the years in the two-year period ended December 31, 1999 and at December 31, 2000, 1999 and 1998 are derived from other financial statements not appearing in this annual report. We were incorporated in September 1997 and began full commercial operations on January 1, 1999. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the financial statements and notes thereto included elsewhere in this annual report.

	Year ended December 31,

	1998	1999	2000	2001	2002	2002

						Convenience
						translation into
	New Israeli Shekels					US dollars

	In thousands (except per share data)
Statement of Operations Data
Revenues, net	—	899,217	2,103,859	3,249,349	4,054,563	855,935
Cost of revenues (1998—operating expenses, net(1))	27,289	1,483,061	2,161,507	2,719,163	3,069,458	647,975

Gross profit (loss)	(27,289)	(583,844)	(57,648)	530,186	985,105	207,960
Selling and marketing expenses	46,157	265,124	327,881	292,960	308,079	65,037
General and administrative expenses	20,737	158,588	154,637	134,282	143,594	30,313

Operating profit (loss)	(94,183)	(1,007,556)	(540,166)	102,944	533,432	112,610
Financial expenses, net	5,010	290,397	228,609	400,927	445,180	93,979
Loss on impairment of investments in non-marketable securities	—	—	—	8,862	4,054	856

Net income (loss) before cumulative effect of a change in accounting principles	(99,193)	(1,297,953)	(768,775)	(306,845)	84,198	17,775
Cumulative effect, at beginning of year, of a change in accounting principles	—	—	—	3,483	—	—

Net income (loss) for the year	(99,193)	(1,297,953)	(768,775)	(303,362)	84,198	17,775

	Year ended December 31,

	1998	1999	2000	2001	2002	2002

						Convenience
						translation into
	New Israeli Shekels					US dollars

	In thousands (except per share data)
Earnings (loss) per ordinary share and per ADS
Basic:
Before cumulative effect	(0.71)	(8.86)	(4.30)	(1.72)	0.47	0.10
Cumulative effect	—	—	—	0.02	—	—

	(0.71)	(8.86)	(4.30)	(1.70)	0.47	0.10

Diluted:
Before cumulative effect	(0.71)	(8.86)	(4.30)	(1.72)	0.46	0.10
Cumulative effect	—	—	—	0.02	—	—

	(0.71)	(8.86)	(4.30)	(1.70)	0.46	0.10

Weighted average number of shares outstanding
Basic:	140,000,000	146,481,482	178,888,888	178,909,274	179,984,090	179,984,090

Diluted:	140,000,000	146,481,482	178,888,888	178,909,274	183,069,394	183,069,394

Other Financial Data
Capital expenditures, net	548,476	823,995	544,927	599,493	556,376	117,453

EBITDA(2)	(95,336)	(581,959)	(58,741)	656,369	1,052,240	222,132

Statement of Cash Flows Data
Net cash provided by (used in) operating activities	(71,198)	(835,949)	(353,272)	422,548	682,191	144,013
Net cash used in investing activities	(1,901,833)	(690,396)	(809,731)	(629,061)	(815,968)	(172,254)
Net cash provided by financing activities	1,989,543	1,924,930	748,775	210,916	129,865	27,415
Balance Sheet Data (at year end)
Current assets	109,824	774,242	588,545	631,148	816,416	172,348
Investments and long-term receivables	—	8,112	119,524	140,969	45,991	9,709
Fixed assets, net	546,295	1,216,765	1,507,045	1,749,052	1,864,511	393,606
License and deferred charges, net	1,613,914	1,436,949	1,289,933	1,112,959	1,269,348	267,965

Total assets	2,270,033	3,436,068	3,505,047	3,634,128	3,996,266	843,628

Current liabilities(3)	931,380	571,261	583,243	1,194,704	735,153	155,194
Long-term liabilities(3)	1,435,526	2,063,815	2,832,964	2,633,200	3,357,497	708,781

Total liabilities	2,366,906	2,635,076	3,416,207	3,827,904	4,092,650	863,975
Shareholders’ equity (capital deficiency)	(96,873)	800,992	88,840	(193,776)	(96,384)	(20,347)

Total liabilities and shareholders’ equity (net of capital deficiency)	2,270,033	3,436,068	3,505,047	3,634,128	3,996,266	843,628

	Year ended December 31,

	1998	1999	2000	2001	2002	2002

						Convenience
						translation into
	New Israeli Shekels					US dollars

	In thousands

Reconciliation Between Operating Cashflows and EBITDA
Net cash provided by (used in) operating activities	(71,198)	(835,949)	(353,272)	422,548	682,191	144,013

Liability for employee rights upon retirement	(447)	(9,583)	(11,581)	(18,736)	(18,632)	(3,933)
Accrued interest, exchange and linkage differences on long-term liabilities	—	(141,663)	13,214	(54,522)	(91,027)	(19,216)
Amount carried to deferred charges	—	—	7,489	22	3,805	803
Accrued interest, exchange and linkage differences on security deposit	—	—	2,574	6,590	6,925	1,462
Sundry	(5,000)	(2,560)	181	—	—	—
Increase (Decrease) in accounts receivable:
Trade	4,146	204,732	197,308	55,944	56,638	11,957
Other	22,060	17,180	(23,970)	14,235	8,056	1,701
Decrease (Increase) in accounts payable and accruals:
Trade	(76,044)	(133,238)	(93,499)	(57,271)	(31,909)	(6,736)
Shareholder—current account	(629)	16	(20)	2,230	—	—
Other	(26,915)	(8,063)	(84,685)	(68,068)	(14,796)	(3,124)
Increase (Decrease) in inventories	53,681	43,921	65,614	(36,859)	12,996	2,744
Financial Expenses(4)	5,010	283,248	221,906	393,739	437,993	92,461
Cumulative effect, at beginning of year and change in accounting principles	—	—	—	(3,483)	—	—

EBITDA	(95,336)	(581,959)	(58,741)	656,369	1,052,240	222,132

(1)	After deduction of incidental revenues amounting to NIS 4.7 million.

(2)	EBITDA represents earnings (loss) before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets. EBITDA is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results; nor is it meant to be predictive of potential future results. The EBITDA figures presented above are substantially the same as those resulting from the calculation of Consolidated Adjusted EBITDA pursuant to US GAAP as required under the indenture governing our 13% senior subordinated notes due 2010.

(3)	See Notes 5, 6 and 7 to our consolidated financial statements for information regarding long-term liabilities and current maturities of long-term bank loans. With respect to our loans from Bank Hapoalim, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

(4)	Financial expenses excluding any charge for the amortization of pre-launch financial costs.

Selected Operating Data

	At December 31,

	2000	2001	2002

Industry Data
Estimated population of Israel (in thousands)(1)	6,347	6,500	6,650
Estimated Israeli mobile telephone subscribers (in thousands)(2)	4,003	5,470	6,333
Estimated Israeli mobile telephone penetration(3)	63%	84%	95%

	Year ended December 31,*				Three months ended

					March 31,	June 30,	Sept. 30,	Dec. 31,
	1999	2000	2001	2002	2002	2002	2002	2002

Partner Data
Subscribers (000’s) (at period end)(4)	355	834	1,458	1,837	1,596	1,703	1,758	1,837
Prepaid			389	540	453	502	514	540
Postpaid (private)			829	1,004	888	933	966	1,004
Postpaid (business)			240	293	255	268	278	293
Share of total Israeli subscribers (at period end)(5)	13%	21%	27%	29%	27%	28%	28%	29%
Average monthly usage per subscriber (mins.)(6)	456	392	318	280	284	284	279	272
Average monthly revenue per subscriber including inroaming (NIS)(7)	393	306	214	183	184	185	187	178
Prepaid			151	127	127	129	131	120
Postpaid (private)			192	167	167	169	172	161
Postpaid (business)			354	343	337	344	347	343
Churn rate(8)	6.8%	5.5%	5.8%	10.9%	1.3%	1.6%	4.7%	2.9%
Subscriber acquisition costs per subscriber (NIS)(9)	1,464	819	458	470	443	463	495	482
Estimated coverage of Israeli population (at period end)(10)	96%	97%	97%	97%	97%	97%	97%	97%
Number of operational base stations (at period end)	846	1,355	1,882	2,035	1,901	1,950	1,986	2,035

	Year ended December 31,*				Three months ended

					March 31,	June 30,	Sept. 30,	Dec. 31,
	1999	2000	2001	2002	2002	2002	2002	2002

Partner Data
Number of microsites out of total number of operational base stations (at period end)(11)	46	347	703	726	690	703	710	726
Number of employees (full time equivalent) (at period end)(12)	1,453	2,131	2,523	2,685	2,469	2,564	2,648	2,685

*	Until the end of 1998 we were mainly engaged in planning and establishing our cellular network. We launched our commercial services in January 1999.

(1)	The estimated population of Israel at December 31, 2000 and 2001 is published by the Central Bureau of Statistics in Israel. The figures for 2002 are the Company’s estimates.

(2)	We have estimated the total number of Israeli mobile telephone subscribers from information contained in published reports issued by, and public statements made by, Pelephone and Cellcom or by their shareholders and from Partner subscriber data at December 31, 2000, 2001 and 2002. The figure for MIRS 2001 is the Company’s estimate. As MIRS received a general license on February 5, 2001 their subscribers have not been included in the Israeli subscriber count in prior years. MIRS’s entire subscriber base has been included in the Israeli subscriber count from the date on which MIRS received its license.

(3)	Total number of estimated Israeli mobile telephone subscribers expressed as a percentage of the estimated population of Israel. This includes dormant subscribers as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, new immigrants, and foreign workers.

(4)	In accordance with general practice in the mobile telephone industry, we use the term “subscriber”, unless the context otherwise requires, to indicate a telephone, rather than either a bill-paying network customer, who may have a number of telephones connected to the network, or a mobile telephone user who may share a single telephone with a number of other users. “Subscriber” includes our prepaid customers. Our prepaid service was launched on June 29, 2000. References to the number of subscribers are stated net of subscribers who leave or are disconnected from the network, or who have not generated revenue for the Company for a period of over six consecutive months ending at a reporting date.

(5)	Total number of Partner subscribers expressed as a percentage of the estimated total number of Israeli subscribers.

(6)	We have calculated Partner average monthly usage per subscriber by (i) dividing, for each month in such period, the total number of minutes of usage, excluding in-roaming usage, during such month by the average of the number of Partner subscribers, and (ii) dividing the sum of such results by the number of months in the relevant period.

(7)	We have calculated Partner average monthly revenue per subscriber by (i) dividing, for each month in such period, the Partner revenue during such month, excluding revenue from equipment sales and including revenue from foreign Global System for Mobile Communications, or GSM, network operators for calls made by their roaming customers while in Israel using our network, by the average of the number of Partner subscribers, and (ii) dividing the sum of such results by the number of months in the relevant period. We have presented the amounts in NIS.

(8)	We define the “churn rate” as the total number of subscribers who disconnect from our network, either involuntarily or voluntarily, in a given period expressed as a percentage of the average of the number of our subscribers at the beginning and end of such period. From June 2001, our churn rate has also included subscribers who have not generated revenue for the Company for a period of the last six consecutive months ending at a reporting date. Involuntary churn includes disconnections due to non-payment of bills or suspected fraudulent use, and voluntary churn includes disconnections due to subscribers switching to a competing mobile telephone network or terminating their use of our services. In the quarter ended September 30, 2002, we refined our reporting procedures for active subscribers. This change caused a reduction in the reported number of active subscribers for the third quarter of 2002 of 41,000 subscribers. Some of the additional churn provided for, related to periods prior to the third quarter of 2002.

(9)	Subscriber acquisition costs (SAC) include mainly handset and car kit costs, net of revenues received from sales of handsets, referred to as “handset subsidies”, and commissions paid to dealers, distributors and sales personnel. Subscriber acquisition costs per subscriber are calculated by dividing the subscriber acquisition costs incurred during the reporting period by the number of subscribers acquired in the reporting period.

The aforementioned components of SAC are included in our consolidated financial statements as follows: handset and car kit costs—in “cost of revenues”; commissions paid to dealers, distributors and sales personnel—in “selling and marketing expenses”; and revenues received from sales of handsets—in “revenues, net”.

(10)	We measure coverage using computerized models of our network, radio propagation characteristics and topographic information to predict signal levels at two meters above ground level in areas where we operate a cell site. According to these coverage results, we estimate the population serviced by our network and divide this by the estimated total population of Israel. Estimates are published by the Central Bureau of Statistics in Israel.

(11)	We did not begin to record data on the number of microsites until the second quarter of 1999.

(12)	A full-time employee is contracted to work a standard 186 hours per month. Part-time employees are converted to full-time equivalents by dividing their contracted hours per month by the full-time standard. The result is added to the number of full-time employees to determine the number of employees on a full-time equivalent basis.

Exchange Rate Data

     The following table sets forth, for the years indicated, exchange rates between the shekel and the US dollar, expressed as shekels per US dollar and based upon the daily representative rate of exchange on the last day of each year as published by the Bank of Israel.

	1998	1999	2000	2001	2002

Average(1)	3.800	4.140	4.077	4.220	4.736
High	4.367	4.288	4.198	4.416	4.994
Low	3.536	4.013	3.967	4.067	4.437
End of period	4.160	4.153	4.041	4.416	4.737

(1)	Calculated based on the average of the exchange rates on the last day of each month during the relevant period.

	September	October	November	December	January	February

	2002	2002	2002	2002	2003	2003

High	4.890	4.862	4.756	4.791	4.898	4.924
Low	4.679	4.738	4.634	4.632	4.769	4.810

On March 12 2003, the exchange rate was NIS 4.832 per US dollar as published by the Bank of Israel.

Changes in the exchange rate between the shekel and the US dollar could materially affect our financial results.

3B. Capitalization and Indebtedness

Not applicable.

3C. Reasons for the Offer and Use of Proceeds

Not applicable.

3D. Risk Factors

We expect our growth to slow, because Israel’s mobile telephone market is highly penetrated, making it difficult to obtain new subscribers.

     Although we have experienced substantial subscriber growth since our commercial launch in 1999, we expect the growth of the Israeli market for mobile telephones to slow because the market is highly penetrated. The population of Israel at December 31, 2002 was approximately 6.7 million. At December 31, 1998, prior to our full commercial launch, approximately 35% of the Israeli population had mobile telephones. At December 31, 2002, that percentage is estimated to be 95%, although this includes dormant subscribers as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, new immigrants, and foreign workers. Because the Israeli market for mobile telephones is highly penetrated, future demand for our services may not develop at the same rate as it has in the past, and depends largely on our ability to retain existing subscribers in our network and to attract subscribers from the other mobile telephone network operators. While our market share, based on internal estimates, has increased from approximately 13% of Israeli mobile subscribers at December 31, 1999 to approximately 29% at December 31, 2002, we expect our market share growth to slow down in 2003.

A continuing deterioration in the economic conditions in Israel may adversely affect our financial condition and results of operations.

     We are incorporated and based in, and currently derive almost all our revenues from markets within, the State of Israel. Primarily due to the global economic downturn and Israel’s security and political situation, the Israeli economy has slipped into recession. The rate of unemployment is rising, consumer spending has decreased and many businesses are experiencing financial difficulties. A continuing deterioration in the economic conditions in Israel may adversely affect usage patterns of our services and the ability of our customers to pay for our services, which would adversely affect our financial condition and results of operations. Such continuing deterioration may also cause us to delay our future investments and our launch of Universal Mobile Telecommunications System, or UMTS third generation, technology, also known as Wideband Code Division Multiple Access, or W-CDMA technology. In addition, if the economic deterioration in Israel continues, it may also affect the ability of Israeli banks to provide us with financing under our current credit facility and additional financing on reasonable terms and conditions, should we need it in the future.

The political and military conditions in Israel may adversely affect our financial condition and results of operations.

     The political and military conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, political instability within Israel or its neighboring countries and changes in Israeli laws and regulations, including taxation, are likely to cause our revenues to fall and harm our business.

     Since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinians, which has resulted in increased violence, and the situation has recently worsened due to the possibility of an Iraqi attack against Israel in response to an attack by the United States and its allies against Iraq. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. Ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on our business, financial condition or results of operations. Due to the substantial deterioration in the political situation in Israel, we have already experienced and may continue to suffer from a decrease in incoming roaming services.

     Some of our directors, officers and employees are currently obligated to perform annual reserve duty. Additionally, all such reservists are subject to being called to active duty at any time under emergency circumstances. We cannot assess the full impact of these requirements on our workforce and business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations. Under emergency circumstances, the government also has the right to revoke temporarily some of the spectrum granted to us, to protect the security of the State of Israel or to ensure the provision of necessary services to the public. This may materially harm our ability to provide services to our subscribers in such emergency circumstances.

     We cannot assure you that we are fully prepared for every disaster or emergency situation, or that we could recover fully from such an occurrence, and we cannot predict the effect on us of any such circumstances.

Increased competition from existing competitors may affect our market share and require us to reduce our tariffs in the future, may increase our subscriber acquisition costs and customer retention costs and may continue to increase our churn rate.

     We compete primarily with Cellcom, which launched its services in 1994, and Pelephone, which launched its services in 1986, two of the other mobile telephone network operators in Israel. Although we were once the only GSM network operator in Israel, Cellcom began providing GSM 1800 services during the second half of 2002, and we expect competition to intensify as it will be much easier than before for Cellcom to attract new subscribers, including those who are currently our subscribers. As a result, we may face an increase in our churn rate and may be forced to increase our customer retention costs, including subsidies towards upgrades of subscribers’ handsets, in order to retain our subscribers. Moreover, we have lost and do not expect to regain a material part of our revenues from roaming services offered to GSM subscribers visiting from abroad. These developments may adversely affect our market share and financial condition and results of operations.

     According to public reports, Cellcom also intends to launch a technology called Enhanced Data Rates for GSM Evolution, or EDGE, enabling the transfers of data at rates of up to approximately 380 Kbps. Additionally, Pelephone is adding an overlay to its existing CDMA network, which is called CDMA-1x, a technology that enables the transfer of data at speeds of up to approximately 300 Kbps. If Cellcom or Pelephone successfully launch these new advanced technologies before we launch UMTS third generation technology, or if any of our competitors successfully launches third generation services, before we do, we will be at a competitive disadvantage.

     Pelephone also recently launched a new brand called “ESCAPE”, or “ESC”, which is primarily aimed at young subscribers, which we believe are a very important target market of ours. Pelephone is investing heavily in promoting its new brand. However, we cannot predict at this stage the impact of the launch of this new brand on our ability to retain our subscribers and attract new subscribers from the other mobile telephone network operators.

     We also compete with an Enhanced Specialized Mobile Radio, or “trunking”, network known as MIRS. MIRS was granted a general license to operate as a mobile telephone operator on February 5, 2001. As a result of the general license, the use of MIRS’s network has grown and may continue to grow significantly, and this growth could adversely affect our market share.

     To the extent that fixed-line telephones are used instead of mobile telephones, we also compete with Bezeq, which owns 50% of Pelephone and is the only incumbent public fixed-line operator in Israel. We also may face competition from new fixed-line operators. Additional fixed-line telephone service licenses may be granted in the future. If any of our competitors is granted such a license, we may be at a competitive disadvantage relative to those existing mobile telephone operators who are able to offer combined packages of fixed-line and mobile telephone services.

     In addition, the Palestine Telecommunication Co. Ltd., or Paltel, operates a GSM mobile telephone network under the name “Jawwal” in the Palestinian Authority administered areas of the

West Bank and Gaza Strip, as well as a fixed-line network. Paltel’s GSM network competes with our network in some border coverage overlap areas.

     Competition may require us to increase our subscriber acquisition costs and customer retention costs. Competition may also limit our ability in the future to increase tariffs, or cause us to reduce tariffs. We experienced a material increase in churn in 2002 and expect a further material increase in churn in 2003. For more information, see “Item 5A. Operating Results—Churn”. Competition may further increase our expected level of churn. The impact of increased competition could have a material adverse effect on our business, financial condition or results of operations.

Risks and uncertainties in connection with UMTS third generation technology mean that we may not make an economic return on our investment in acquiring UMTS third generation spectrum, establishing a UMTS third generation network, or developing UMTS third generation services.

     The technology for new UMTS third generation services has not yet been fully developed by the limited number of suppliers of the handsets, network equipment and software to be used by us and our competitors in providing UMTS third generation services. If these suppliers do not provide reasonably priced devices, technologically proven network equipment and software with sufficient functionality or speed or if they experience delays in the delivery or functional deployment of such devices and related network equipment or software, our ability to develop our UMTS third generation network, and our customers’ ability to access it, will be impaired. We also rely on applications developers to develop services that will stimulate demand for our UMTS third generation network, although we cannot predict whether customer demand will develop as expected. If applications developers fail to develop such services, or experience delays in their development of such services, our ability to generate revenues from our UMTS third generation networks will be adversely affected.

     UMTS third generation technology is newer and has less mature standards than second generation technology. We may not be able to roll-out or operate new technologies to perform as expected or favorably when compared to existing or emerging competing communications technologies, such as second generation technology, as well as technologies in connection with UMTS third generation mobile communications services that are being or will be developed around the world. Competing communications technologies also include those discussed below, in “—The telecommunications industry is subject to rapid and significant changes in technology which could reduce the appeal of our services.” See also “—Increased competition from existing competitors may affect our market share and require us to reduce our tariffs in the future, may increase our subscriber acquisition costs and customer retention costs and may continue to increase our churn rate.”

Consequently, the UMTS third generation network and services that we intend to establish and develop through investing substantial capital resources may not gain market acceptance. As well, testing UMTS third generation networks in live environments has been limited, and it is not yet clear how large-scale usage will affect the capacity and functionality of UMTS third generation networks and therefore what the optimal network density, which determines the cost of our network roll-out, will be. Furthermore, it is not yet clear if customers will adopt UMTS third generation services, how widespread the usage of these new services will be, how many customers will be willing to pay for such services and devices and whether the revenue generated from these services will justify the costs involved in establishing and operating our UMTS third generation network. For these reasons, we cannot be certain that our UMTS third generation-related investments will provide an economic return.

The telecommunications industry is subject to rapid and significant changes in technology which could reduce the appeal of our services.

     We may face competition from technologies currently in development or that will be developed in the future, including fixed-line and cordless technologies, satellite-based personal communications services, private and shared radio networks, and other communications services that have the technical capability to handle mobile telephone calls including interconnection to the fixed-line telephone network. The effect of emerging and future technological changes on the viability or competitiveness of our network cannot be accurately predicted. We cannot assure you that the technologies we employ or intend to employ, including UMTS third generation technology, will not become obsolete or subject to competition from new technologies in the future.

We operate in a highly regulated telecommunications market which limits our flexibility to manage our business. In particular, the regulator’s decisions, including those relating to tariffs, may materially adversely affect our results of operations.

     Our business is subject to government regulation regarding licensing, competition, frequency allocation and costs and arrangements pertaining to interconnection and leased lines. Our business and operations could be adversely affected by changes in laws, regulations or government policy affecting our business activities, such as decisions by the regulator increasing the rate of royalties to be paid to the State of Israel, enlarging the types of revenues which the royalties apply to, setting policies and imposing new regulations governing electronic trade and M-Commerce, or further reducing call or SMS termination tariffs, as well as the amendment or revocation of our license. For example, as of January 1, 2003, the Ministry of Communications reduced the call termination tariffs to mobile telephone networks from NIS 0.50 per minute to NIS 0.45 per minute. For more information, see “Item 4B. Business Overview-Interconnection”. According to our estimation, this reduction in call termination tariffs will have a major adverse impact on our revenues and results of operations.

     Had the call termination tariffs been reduced to NIS 0.45 per minute for all of 2002, the proforma negative impact on our revenues and net income would have amounted to approximately NIS 110 million and NIS 62 million, respectively, as a result of the reduction in the call termination tariffs that we would have collected and paid, together with the related royalties. The Ministry of Communications has also recently indicated that it may further reduce call and SMS termination tariffs.

     As well, the Ministry of Communications has started an inquiry into SMS termination tariffs. The Antitrust Authority has also been reviewing SMS interconnection agreements and has informed us preliminarily that the SMS interconnection arrangements are in restraint of trade. The Antitrust Authority has indicated that it will refrain from action for the time being to allow the Ministry of Communications to resolve the matter. The result of either of these two inquiries could be the reduction or elimination of SMS termination tariffs, which would adversely affect our results of operations.

     During an emergency, including a major communications crisis in Israel’s national communications network, a natural disaster, or a special security situation in Israel, control of our network may be assumed by a lawfully authorized person in order to protect the security of the State of Israel or to ensure the provision of necessary services to the public. During such extreme circumstances, the government also has the right to withdraw temporarily some of the spectrum granted to us.

We may be unable to obtain necessary financing to support our network expansion and enhancement plans.

     Operating a mobile telephone network like ours requires high levels of capital investment and marketing expenditures. From January 1, 1998 to December 31, 2002 we made cumulative net capital expenditures of approximately NIS 3,073 million ($649 million), and paid license fees and associated costs totaling approximately NIS 1,793 million ($378 million).

     In an auction process completed on December 18, 2001, the Ministry of Communications awarded us the two bands of spectrum for which we had submitted bids: one band of 1800 MHz spectrum, which is GSM compatible, or GSM 1800 spectrum, and one band of UMTS third generation spectrum. The cost of the license fees is NIS 180 million (approximately $38 million) for the GSM 1800 spectrum, payable in two installments, and NIS 220 million (approximately $46 million) for the

UMTS third generation spectrum, payable in six installments. To date, we have paid NIS 108 million and NIS 100 million for the GSM 1800 spectrum and the UMTS third generation spectrum, respectively. For more information, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

     We will incur additional substantial capital expenditures in building out our UMTS third generation network and increasing the capacity of our existing network. We estimate that capital expenditures in connection with building out our UMTS third generation network will be approximately $300 million over the three to five years from the beginning of the network build-out, with approximately $150 million in capital expenditures required in the first twelve months of the build-out. The network build-out is expected to begin towards the end of 2003 or the beginning of 2004. Although at present we believe we have a fully funded business plan, including the support necessary for our UMTS third generation operations, we may require additional funding for capital expenditures in connection with building out our UMTS third generation network.

     We may also be forced to incur additional debt or raise additional equity to meet such costs and any unanticipated requirements. This may include entering into additional credit arrangements or issuing debt or other securities, which may require consents under our credit agreement and indenture and under the terms of our license. As well, any offering of more than 10% of our currently outstanding ordinary shares would require the approval of the Ministry of Communications, pursuant to the terms of our license. See “—Our telecommunications license imposes certain restrictions on who can own our shares. If these restrictions are breached, we could lose our license.” If for any reason adequate financing is not available as needed, our business, financial condition or results of operations could be materially adversely affected.

     In addition, there is a risk that we have underestimated our future capital requirements or overestimated our future revenues and operating profits in the build-out and operation of a third generation network. If so, our future business, financial condition and results of operations could be materially adversely affected.

Our credit facility and our indenture each contain a number of restrictions and obligations that limit our operating and financial flexibility.

     Our credit facility and the indenture governing our 13% senior subordinated notes due 2010 each contain a number of financial, operating and other obligations that limit our operating and financial flexibility. These covenants, among other things, restrict our ability to pledge our assets, enter into certain types of lease financing, dispose of assets, make loans or give guarantees, make certain acquisitions or engage in mergers or consolidations, incur borrowing (other than permitted borrowings), make any substantial change to the nature of our business or engage in any other business. Permitted borrowings include shareholders loans and subordinated debt (including notes) and an aggregate amount in loans and credits, performance guarantees and letters of credit of up to a maximum of $50 million, provided that the aggregate amount of loans and credits alone do not exceed $25 million. Our subsidiaries may incur borrowings provided they maintain a defined debt to equity ratio, and we may make acquisitions with the proceeds of certain debt and equity offerings.

     In addition, we may not pay dividends or similar payments on our ordinary shares or repay principal or interest on shareholders’ loans or principal on subordinated debt, or make payments to shareholders generally by way of return or repurchase of capital, other than by way of a permitted distribution. A permitted distribution means an amount not exceeding, in the aggregate, 50% of the excess cash flow arising in the previous financial year, and is subject to our compliance with additional conditions, including that an actual or potential event of default does not exist, that we are able to meet outstanding operating expenditure requirements, that we have repaid (and cannot re-borrow) at least 50% of the total bank commitments under the credit facility, that such distribution is made no earlier than December 31, 2005, and that we comply with certain minimum coverage ratios. Payments of interest on our notes are restricted in the event amounts due under the credit facility are unpaid or an event of default has occurred.

     Our credit facility contains covenants regarding achieving certain levels of financial ratios during each of the ratio periods (semi-annual or annual periods) during the term of the credit facility. These ratios include:

•	Fixed Charge Coverage Ratio (EBITDA divided by the sum of debt service, capital expenditures and tax payments), which has to be not less than 83% by the end of 2002, and not less than 105% by the end of June 2008.

•	Facility Debt Coverage Ratio (EBITDA divided by the aggregate advances made under the credit facility), which has to be not less than 33% by the end of 2002 and not less than 65% by the end of June 2008.

•	Total Debt Coverage Ratio (EBITDA divided by Total Debt (as defined in the credit facility)), which has to be not less than 25% by the end of 2002, and not less than 45% by the end of 2008.

•	ADSCR (EBITDA divided by Debt Service (as defined in the credit facility)), which has to be not less than 200% by the end of 2002, and not less than 165% by the end of 2008.

     Deviation of up to 5% is permitted in ADSCR and in any one of the other three covenants in each ratio period, provided such deviation is not repeated in any of the three immediately following ratio periods.

     Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. There can be no assurance that such obligations will not materially adversely affect our ability to finance our future operations, or the manner in which we operate our business. In particular, any non-compliance with performance-related covenants and other undertakings of our credit facility or indenture could result in an acceleration of our outstanding debt under the credit facility and the indenture and restrict our ability to draw additional funds, which could have a material adverse effect on our business, financial condition or results of operations.

Our substantial leverage could adversely affect our financial health.

     We are highly leveraged. At December 31, 2002, our total long-term indebtedness was approximately NIS 3,297 million ($696 million).

     This debt represents approximately 103% of our total capitalization (bank loans plus notes payable net of capital deficiency) at December 31, 2002. Our credit facility and the indenture governing our notes permit us to incur additional indebtedness subject to some limitations. The indenture does not place a limit on the amount of indebtedness that we may incur in financing the acquisition of network assets, including licenses, equipment and inventory, or for capital expenditures and working capital for our business.

     Our substantial debt could adversely affect our financial health by, among other things:

•	increasing our vulnerability to adverse economic conditions or increases in prevailing interest rates, particularly if any of our borrowings are at variable interest rates;

•	limiting our ability to obtain the additional finance we need to operate, develop and expand our business;

•	requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, which reduces the funds available for operations and future business development; and

•	exposing us to the effects of foreign exchange fluctuations on our obligations under our notes, which are denominated in US dollars.

We may not be able to make our debt payments in the future.

     Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on financial, competitive, legal and technical factors, including some factors that are beyond our control. If we are unable to generate sufficient cash flow from operations to meet principal and interest payments on our debt, we may have to refinance all or part of our indebtedness.

     We cannot ensure that any such refinancing would be possible on terms that we could accept or that we could obtain additional financing. If refinancing were not possible or if additional financing were not available, we may have to sell our assets under circumstances that might not yield the highest prices, or default on our debt obligations, including the notes, which would permit our noteholders and holders of other outstanding indebtedness to accelerate their maturity dates.

Our business may be impacted by the shekel exchange rate fluctuations and inflation.

     Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, through December 31, 2002, a substantial amount of our operating expenses were linked to non-shekel currencies. These expenses related mainly to the acquisition of handsets where the price paid by us is based on various foreign currencies. In addition, a substantial majority of our capital expenditures are incurred in, or linked to, non-shekel currencies, and our notes are denominated in US dollars and require US dollar interest payments. Thus, any devaluation of the shekel against the dollar (or other foreign currencies), will increase the shekel cost of our non-shekel denominated or linked expenses and capital expenditures. Such an increase may have an adverse impact on our results, which may be material. In addition, we expect that we will make investments in our UMTS third generation network predominately in foreign currency. Material changes in exchange rates may cause the amounts that we must invest to increase materially in shekel terms. We hedge some of our foreign currency commitments, but we do not currently hedge the principal payable on our notes. As of December 31, 2002, the notional amounts of our foreign currency derivatives were approximately $249 million. Our derivative transactions are mainly designed to hedge the cash flows related to the payments of dollar interest on our notes and those related to anticipated payments in respect of purchases of handsets and fixed assets in foreign currency. The transactions are primarily foreign currency transactions and purchases and sales of currency options. See Note 12(b) to our consolidated financial statements.

     Our bank credit facility borrowings are primarily in shekels, and some of our shekel bank borrowings are linked to the Israeli consumer price index, or CPI. We may not be permitted to raise our tariffs pursuant to our license in a manner that would fully compensate for any increase in the

Israeli CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue.

Historically, we have experienced substantial operating and net losses. Although, for the first time, in 2002 we experienced net income, we cannot assure you that we will continue to do so, or that future net income will offset our cumulative losses.

     To date, the launch and development of our business have required substantial capital, operating and marketing expenditures. These expenditures have historically resulted in net cash outflows, negative EBITDA and substantial operating and net losses. For the years ended December 31, 1999 and 2000, we had negative EBITDA of approximately NIS 582 million and NIS 59 million, respectively. Although we generated positive EBITDA of approximately NIS 656 million and NIS 1,052 million ($222 million) for the years ended December 31, 2001 and 2002, respectively, and net income of approximately NIS 84 million ($18 million) in 2002, we may experience net losses and continue to have net cash outflows in the next few years while we continue to expand our network and build and maintain our subscriber base.

Operating a mobile telecommunications network involves the inherent risk of fraudulent activities and potential abuse of our services, which may cause loss of revenues and non-recoverable expenses.

     There is an inherent risk in operating a mobile telecommunications network with regard to potential abuse by individuals, groups, businesses or other organizations who use our mobile telecommunications services and avoid paying for them. The effects of such fraudulent activities may be, among others, the loss of revenue due to us and out of pocket expenses which we will have to pay to third parties in connection with those services, such as interconnect fees, payments to international operators or to operators overseas and payments to content providers. Such payments may be non-recoverable. Although we are taking measures in order to prevent fraudulent activities, we have suffered in the past, and may suffer in the future, from these activities. The financial impact of fraudulent activities that have occurred in the past has not been material. However, we cannot assure you that future fraudulent activities, if they occur, will not materially affect our financial condition and results of operations.

We have had difficulties obtaining some of the permits for which we have applied, and have not yet applied for other permits that are required for the erection of our antenna sites. These difficulties could continue and therefore affect our ability to erect or maintain antenna sites. This could have an adverse effect on the extent, quality and capacity of our network coverage which could prevent us from achieving or maintaining the network coverage and quality requirements contained in our license and adversely affect our business.

     In order to establish our mobile telephone network and achieve the coverage required by our license, we have undertaken the rapid deployment of antenna sites throughout Israel. In addition, in order to adapt our network for GSM 1800 and UMTS third generation technology, we will be required to erect additional antennas and make modifications to our existing antennas. The erection and operation of these antenna sites require building permits from local or regional zoning authorities, as well as a number of additional permits from governmental and regulatory authorities, including:

•	erection and operating permits from the Ministry of the Environment;

•	permits from the Civil Aviation Authority, in certain cases; and

•	permits from the Israeli Defense Forces.

     Like our competitors, we have experienced difficulties in obtaining some of these consents and permits, especially from local building authorities. Our ability to maintain and improve the extent and quality of our network coverage depends in part on our ability to obtain appropriate sites and approvals to install our network infrastructure, including antenna sites. In addition, as part of our UMTS third generation network build out, we are erecting additional antenna sites and making modifications to our existing antenna sites, for which we require new consents and approvals. If we continue to experience difficulty in obtaining approvals for the erection of antenna sites, this could adversely affect our existing network and delay the erection of additional antenna sites to our network. This difficulty could have an adverse effect on the extent, quality and capacity of our network coverage and on our ability to continue to market our products and services effectively. Our inability to resolve these issues in a timely manner could also prevent us from achieving or maintaining the network coverage and quality requirements contained in our license.

     It has been our policy not to operate an antenna site until we have received the required permits from the Ministry of the Environment, the Civil Aviation Authority and the Israeli Defense Forces, or at least until all third party environmental testing necessary for those permits has been successfully completed. We believe that all of our antenna sites meet the International Radiation Protection Agency’s standards.

     The Ministry of the Environment will issue permanent permits for antenna sites only after required local or regional building permits are obtained. As a result, approximately 36% of our antenna sites are operating without permits from the Ministry of the Environment, although all environmental testing necessary for those permits has been successfully completed by third parties authorized to conduct such testing by the Ministry of the Environment. Many of these antenna sites are commonly referred to as microsites, which are small antenna devices that emit low levels of radiation comparable to those emitted by our handsets. Additionally, as required by the Ministry of the Environment, an authorized third party annually verifies that each of our antenna sites complies with the International Radiation Protection Agency standards adopted by the Ministry of the Environment.

     In addition, a small percentage of antenna sites are operating without permits from the Civil Aviation Authority and the Israeli Defense Forces. Also, some local and regional building authorities have caused a number of administrative delays to the granting of building permits for the erection of antenna sites, which has resulted in delays in obtaining local building permits. As a result, we, like other mobile telephone operators in Israel, have erected antenna sites without the issuance of a building permit from the relevant local or regional authority. As of December 31, 2002, 50% of our antenna sites are operating without local building permits. A substantial portion of these are microsites. Applications have been submitted to the relevant local or regional authority and are at various stages of the approval process for approximately 20% of our antenna sites, and the application process has not been commenced for approximately 30% of our sites. We believe that a portion of the sites for which the application process has not been commenced do not require local building permits under the Planning and Building Law.

     The erection of an antenna site without a required local building permit is a violation of the Planning and Building Law, 1965 and, in some cases, has resulted in a demolition order being imposed on us and in the filing of criminal charges and civil proceedings against us and our officers and directors. To date, we have been largely successful in avoiding or delaying the execution of demolition orders. So far, settlements have resulted in the imposition of demolition orders for the relevant sites, execution of which has been stayed for a period of time to allow us to obtain the necessary permits or to relocate the relevant antenna site. These settlements have not involved any admission of guilt by our officers and directors. We are facing greater difficulty in reaching these settlements. Therefore, we cannot assure you that we will continue to be successful in this regard or that we will not be faced with demolition orders and criminal charges, including against our officers and directors. In addition, we, like the other mobile telephone operators in Israel, may be required to dismantle antenna sites for which we have not yet obtained the required consents and permits.

     In addition, we, like the other mobile telephone operators in Israel, provide repeaters, also known as bi-directional amplifiers, to subscribers seeking an interim solution to weak signal reception within specific indoor locations. These repeaters, which we install at the subscribers’ premises upon their request, consist of an indoor box attached to a small outdoor antenna of between 40 and 70 cm

(approximately one to two feet), receive signals from a network antenna site and amplify them within a specific room or rooms. The radiation emission from these outdoor antennas is comparable to that of the handset whose signal it is transmitting. In light of the lack of a clear policy of the local planning and building authorities, and in light of the practice of the other mobile telephone operators, we have not requested permits under the Planning and Building Law for the repeaters. However, we have received from the Ministry of Communications a type approval for the repeaters. A type approval is an approval given by the Israeli Minister of Communications, pursuant to the relevant provisions of the Communications Law (Telecommunications and Broadcasting), 1982, for a specific type of user equipment in order to enable the owner of a general license to connect this equipment to the owner’s communications network. We have also approached the Ministry of the Environment, asserting that no permits are necessary for the repeaters, based on the Ministry’s previous advice that permits are not necessary for devices with comparable levels of emission called “Fixed Cellular Terminals”. If the local planning and building authorities determine that permits are necessary for the installation of these devices, it could have a negative impact on our ability to obtain permits for our antenna sites.

     National Building Plan No. 36 was recently approved by the Israeli government, after the National Committee removed from the draft a provision which would have required notification to owners of adjoining assets of an intention to erect an antenna site in a residential area. The plan has been published in the “Reshumot” (the official gazette of the State of Israel), and has been in effect since June 2002.

     To date, we have been subject to minimal monetary penalties. There is no certainty that future penalties will be in the same amounts, but we believe that the total amount of these penalties would not have a material effect on our business and/or financial condition.

We are dependent upon our ability to interconnect with other telecommunications carriers. We also depend on Bezeq for transmission services. The failure of these carriers to provide these services on a consistent basis could have a material adverse effect on us.

     Our ability to provide commercially viable mobile telephone services depends upon our ability to interconnect with the telecommunications networks of existing and future fixed-line, mobile telephone and international operators in Israel in order to complete calls between our customers and parties on the fixed-line or other mobile telephone networks. All fixed-line, mobile telephone and international operators in Israel are legally required to provide interconnection to, and not to discriminate against, any other licensed telecommunications operator in Israel. We have signed interconnection agreements with Pelephone, Cellcom and MIRS, the other mobile telephone network operators in Israel, and with Bezeq International and Barak, two of the three international operators in

Israel, and we have an operating arrangement with the third Israeli international operator, Golden Lines. We have no control over the quality and timing of the investment and maintenance activities that are necessary for these entities to provide us with interconnection to their respective telecommunications networks. The failure of these or other telecommunications providers to provide reliable interconnections to us on a consistent basis could have a material adverse effect on our business, financial condition or results of operations.

     We currently lease most of our transmission capacity from Bezeq, and we lease additional capacity from other suppliers, primarily Cellcom. We have no control over the quality and timing of the investment and maintenance activities that are necessary for these suppliers to provide us with transmission services. Disruptions, stoppages, strikes and slowdowns experienced by them may significantly affect our ability to provide mobile telephone services. In particular, Bezeq has experienced labor disputes with its employees, including stoppages, notably in recent years as the privatization of Bezeq and liberalization of the telecommunications market in Israel have developed. The failure by our suppliers to provide reliable transmission services to us on a consistent basis could have a material adverse effect on our business, financial condition or results of operations.

We may be required in the future to offer access to our network infrastructure to other operators. This may lower the entry barriers for potential new competitors and adversely affect our financial condition and our ability to provide services to our subscribers.

     Under the Communications Law (Telecommunications and Broadcasting), 1982, the Ministry of Communications has the power to require us, like the other telephone operators in Israel, to offer access to our network infrastructure to other operators, although the Ministry of Communications has not required us to do so yet. Our amended license also requires us, upon demand by the Minister of Communications, to permit other operators to provide telecom services using our network. This will lower the entry barriers for potential new competitors and increase the likelihood of additional new competitors entering the mobile telephone market in Israel. Our capacity is limited, and if we are required to allocate capacity to other operators, the services to our subscribers may be harmed. If we fail to agree with new operators that are given access to our network regarding the tariffs for the usage of our infrastructure, the Ministry of Communications may determine those tariffs. If the Ministry of Communications sets those tariffs too low, this may adversely affect our financial condition.

We can only operate our business for as long as we have a license from the Ministry of Communications.

     We conduct our operations pursuant to a general license granted to us by the Ministry of Communications on April 7, 1998. Our original license was valid until 2008. As a result of our obtaining additional spectrum in the December 2001 spectrum auction in Israel, our license has been extended until February 2022. Our license may be extended for an additional six-year period upon our request to the Ministry of Communications and a confirmation from the Ministry that we have met certain performance requirements, and we may request renewal of our license for successive six-year periods thereafter, subject to regulatory approval. We cannot be certain that our license will not be revoked, will be extended when necessary, or, if extended, on what terms an extension may be granted.

     Additionally, although we believe that we are currently in compliance with all material requirements of our license, the interpretation and application of the technical standards used to measure these requirements, including the requirements regarding population coverage and minimum quality standards, and other license provisions may not be certain, and disagreements have arisen and may arise in the future between us and the Ministry of Communications. We have provided a bank guarantee to the Ministry of Communications in the amount of $20 million to guarantee our performance under our license. For more information, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” If we are found to be in material breach of our license, the guarantee may be forfeited and our license may be revoked.

Our marketing strategy is based upon the international Orange Brand. If our license agreement terminates or is revoked, we will lose one of our main competitive strengths.

     Our marketing strategy is based upon the international Orange Brand. We can operate our business under the Orange Brand only if we have the right to use it under the brand license agreement with Orange International Developments Limited, a subsidiary of Orange plc, described in “Item 4B. Business Overview—Intellectual Property.” Under this license agreement, we are required to comply with the Orange Brand guidelines established by Orange International. We have the right to use the Orange Brand as long as we are able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel. However, the brand license agreement may be terminated by mutual agreement, or at our discretion, or by Orange International if a court determines that we have materially misused the brand and we continue to materially misuse the brand after such determination of material misuse. If we lose the right to use the Orange Brand, our financial condition and results of operations may be materially adversely affected.

Our telecommunications license imposes certain restrictions on who can own our shares. If these restrictions are breached, we could lose our license.

     As with other companies engaged in the telecommunications business in Israel, our license requires that, at a minimum, 20% of the economic and voting interest, and certain other defined means of control, of our company be owned by Israeli citizens and residents. In addition, no transfer or acquisition of 10% or more of any of such means of control, or the acquisition of control of our company, may be made without the consent of the Ministry of Communications. Our license also restricts cross-ownership and cross-control among competing mobile telephone operators, including the ownership of 5% or more of the means of control of both our company and of a competing operator, without the consent of the Ministry of Communications, which may limit certain persons from acquiring our shares. Shareholdings in breach of these limits could have two consequences. First, the shares that are in excess of the limits will be converted into “dormant” shares, with no rights other than the right to receive dividends or other distributions to shareholders, and to participate in rights offerings. Second, the breach of the limits could be the basis for revoking our license unless our principal shareholders, who currently hold an aggregate of approximately 75% of our ordinary shares, continue to hold an aggregate of at least 51% of our ordinary shares.

We depend on a limited number of suppliers for our network equipment. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of network equipment or maintenance support on a timely basis.

     We purchase our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software, from Ericsson and from Nokia. Although our network utilizes standard equipment that is produced by several suppliers, we cannot be certain that we will be able to obtain equipment from one or more alternative suppliers on a timely basis in the event that either Ericsson or Nokia is unable to satisfy our equipment requirements in a timely manner, especially if the growth in demand for mobile telephone network equipment exceeds the ability of suppliers of this equipment as a whole to meet such demands. Our results of operations could be adversely affected if Ericsson, Nokia or an alternative supplier fails to provide us with adequate supplies of equipment, as well as ongoing maintenance support, in a timely manner. In addition, our results of operations could be adversely affected if the price of network equipment rises significantly. In our experience, suppliers from time to time extend delivery times, limit supplies and increase the prices of supplies due to their supply limitations and other factors.

There are alleged health risks related to antenna sites and the use of mobile telecommunications devices, including handsets, which could expose us to liability and lead to reduced usage of mobile phones or increased difficulties in obtaining sites or permits to erect sites for base stations.

     We are aware of recent allegations that there may be health risks associated with the effects of electromagnetic signals from antenna sites and from mobile telephone handsets and from other mobile telecommunications devices. In the construction and operation of our base stations we observe the standards established by the International Radiation Protection Agency, which sets guidelines for the safe exposure level for all uses of radio spectrum. These standards have been adopted by the Ministry of the Environment.

     We have received type approval from the Ministry of Communication for all of the handsets and other terminal equipment we sell. The Ministry of the Environment also has authority to regulate the sale of handsets in Israel. However, in accordance with the current practice among mobile telephone operators in Israel, we have not obtained approvals or exemptions from the Ministry of the Environment for the handsets we provide because, to date, neither the Ministry of the Environment nor the Ministry of Health has issued standards for the permitted level of radiation emissions from handsets. However, as of June 15, 2002, we have been required to provide information to purchasers of handsets on the Specific Absorption Rate, or SAR, of the handset, as well as its compliance with certain standards pursuant to a regulation promulgated by the Ministry of Industry and Trade under the Consumer Protection Law. In the event that new standards for permitted radiation emission levels from handsets are issued, we will be obliged to comply with them.

     While there is currently no substantiated link between exposure to electromagnetic signals at the level transmitted by our base transceiver stations and our mobile telephone handsets and long-term damage to health, the actual or perceived health risks of mobile telephone communications devices could adversely affect us through a reduction in subscribers, reduced usage per subscriber, increased difficulty in obtaining sites for base stations, and exposure to potential liability. Furthermore, we are unable to obtain insurance with respect to such liability.

Our company is controlled by a small number of shareholders.

     At December 31, 2002, our principal shareholders, comprising our founding shareholders Hutchison Whampoa Limited, Matav-Cable Systems Media Ltd., and Elbit Limited, together with the former limited partners of our founding shareholder Tapuz Cellular Systems Limited Partnership, collectively held approximately 75% of our shares. At December 31, 2002, Hutchison Whampoa Limited indirectly owned approximately 42.6% of our shares, Elbit Limited owned approximately 12.2%, Matav-Cable Systems Media Ltd. indirectly owned approximately 7.4%, and the former limited partners in Tapuz Cellular Systems Limited Partnership, Eurocom Communications Ltd. (and its wholly owned subsidiary, Tapuz Cellular Systems Ltd.) and Polar Communications Ltd., owned approximately 9.9% and 2.4%, respectively.

     Each of the principal shareholders directly holding Partner shares and Elbit.COM Limited, Elbit’s wholly owned subsidiary, is a party to a relationship agreement relating to its investment in our company which governs their collective relationship as shareholders of Partner. This relationship agreement sets forth, among other things, each of these parties’ rights and obligations among themselves with respect to the composition of our Board of Directors, the transfer of shares and other material issues pertaining to their investment in our company.

     These principal shareholders together have the ability to influence our business through their ability as a group to control all actions that require shareholder approval and through their representatives on our Board of Directors. They are not obligated, however, to provide us with financial support or to exercise their rights as shareholders in our best interests or the best interests of our minority shareholders and noteholders, and they may engage in activities that conflict with such interests. If the interests of these principal shareholders conflict with the interests of our other shareholders, those shareholders could be disadvantaged by the actions that these principal shareholders choose to pursue. In addition, our principal shareholders may cause our business to pursue strategic objectives that may conflict with the interests of our other shareholders.

Our share price has been and may continue to be volatile in response to conditions in the global securities markets generally and in the communications and technology sectors in particular.

     Our share price has been subject to significant volatility, in part due to highly volatile securities markets generally, particularly for communications and technology companies’ shares. Factors other than our results of operations that may affect our share price include, among other things, low trading volume, market expectations of our performance and projected growth in the mobile communications market. In addition, our share price may be affected by factors such as the Israeli economy and the political situation and the level of business activity or perceived growth (or the lack thereof) in the market in general, the performance of other mobile telecommunications companies, announcements by or the results of operations of our competitors, customers and suppliers, potential litigation and regulation involving ourselves or our industry, and announcements concerning the success of UMTS third generation mobile networks, products and services, as well as general market volatility.

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

     We were incorporated in Israel under the laws of the State of Israel on September 29, 1997 as Partner Communications Company Ltd. Our products and services are marketed under the Orange Brand. Our principal executive offices are located at 8 Amal Street, Afeq Industrial Park, Rosh Ha’ayin 48103, Israel (telephone: 972-67-814-888). Our website address is www.orange.co.il. Information contained on our website does not constitute a part of this annual report. Our agent for service in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

     In our short history, we have achieved a number of important milestones:

•	In April 1998, we received our license to establish and operate a mobile telephone network in Israel.

•	In August 1998, we finalized our long-term credit facility to support our network and business roll out.

•	By October 1998, we completed our initial network roll out with approximately 77% coverage of the Israeli population, enabling us to commence the soft launch of our services to a test market of targeted customers.

•	By January 1999, we had launched full commercial operations with approximately 88% population coverage, established a nationwide distribution network and were offering full services with an extensive media campaign.

•	In October 1999, we completed our initial public offering of ordinary shares in the form of American Depositary Shares, and received net proceeds of approximately NIS 2,092 million, with the listing of our American Depositary Shares on NASDAQ and the London Stock Exchange. We used part of these net proceeds to repay approximately NIS 1,494 million in indebtedness to our principal shareholders, and the remainder to finance the continued development of our business.

•	In February 2000, we introduced post-paid tariff plans, which we branded “orange to go,” and which allowed subscribers to pay only for airtime usage without a minimum subscription period and without any minimum usage commitment. At December 31, 2002, we had approximately 890,000 subscribers to our “orange to go” plans, or approximately 48% of our total subscriber base.

•	In April 2000, we formed a wholly owned subsidiary, Partner Future Communications 2000 Ltd. to cooperate with and invest in start-up and high technology companies developing new GSM wireless applications.

•	In June 2000, we introduced our prepaid subscriber plan, known as “Big Talk.” At December 31, 2002, we had 540,000 subscribers, or approximately 29% of our total subscriber base, in this plan.

•	in July 2000, we amended our long-term credit facility, increasing the amount available to up to $750 million.

•	In August 2000, we completed an offering, registered under the US Securities Act of 1933, as amended, of $175 million (approximately $170.5 million after deducting commissions and offering expenses) 13% unsecured senior subordinated notes due 2010.

•	In January 2001, we received accreditation for the ISO 9002 standard from the Israeli Institute of Quality and Control.

•	In March 2001, we received a special license issued by the Ministry of Communications, allowing us to provide internet services.

•	On March 31, 2001, we had over 1,000,000 subscribers.

•	In July 2001, we registered our ordinary shares for trading on the Tel Aviv Stock Exchange.

•	In an auction process completed on December 18, 2001, the Ministry of Communications awarded us the two bands of spectrum for which we had submitted bids: one band of GSM 1800 spectrum and one band of UMTS third generation spectrum.

•	On December 26, 2001, we filed a shelf registration statement under the US Securities Act of 1933, as amended, registering $400 million of debt securities and ordinary shares for possible offer and sale during the next two years.

•	On January 28, 2002, we had over 1,500,000 subscribers.

•	In June 2002, our license was extended until February 2022.

•	In June 2002, we launched “orange obox” services, which enable the downloading of rich applications and content. These services are based on the virtual machine platforms, Java to microeditions (J2ME) and proprietary General Virtual Machine (GVM).

•	In October 2002, we launched “orange oklik” services, which enable the transfer of photos, multimedia and animation, based on Multimedia Message Service, or MMS.

•	On December 31, 2002, we entered into an amending agreement to our senior credit facility in order to tailor it to our future business plan.

•	On December 31, 2002, we had 1,837,000 subscribers.

     For information on our capital expenditures, see “Item 5B Liquidity and Capital Resources—Commitments and Contractual Obligations”.

4B. Business Overview

     We were the first GSM mobile telephone network operator in Israel. We received our mobile telephone license in April 1998 and commenced full commercial operations of our digital GSM 900 mobile telephone network in January 1999. Since then we have expanded rapidly and at December 31, 2002 we had 1,837,000 subscribers, representing an estimated 29% of total Israeli mobile telephone subscribers at that date. During 2002, we increased our customer base by approximately 26%, an increase of approximately 379,000 subscribers. At December 31, 2002 our network covered approximately 97% of the Israeli population. We had constructed and installed 2,035 base transceiver stations (including microsites) by December 31, 2002, with 153 of those stations installed in 2002. At December 31, 2002, most of our subscribers had post-paid tariff plan contracts with us, approximately 29% of our subscribers were in prepaid subscriber plans, and approximately 16% of our subscribers were business subscribers.

     We market our services by capitalizing on the strong international Orange Brand and the experience of our principal shareholders and their affiliates, primarily Hutchison Whampoa Limited. The Orange Brand, which is licensed to us, has been used successfully in other markets to promote mobile telephone services. Market surveys show that we have achieved strong brand awareness in Israel.

     We currently operate in the 900 MHz and the 1800 MHz band. Our services include standard and enhanced GSM services, as well as value added services and products such as voice mail, voice messaging, Color Picture Messaging, icon, ringtone and game downloads, information services, High Speed Circuit Switched Data, General Packet Radio Services, or GPRS, which enables the packet transfer of data in an “always on” mode at a speed of up to 20-30 Kbps, personal numbering and data and fax transmission services. We also offer our subscribers the ability to roam using their mobile phones outside Israel. At December 31, 2002, we offered international roaming through 250 operators covering 104 countries.

     We have set forth in the following table an estimate of each operator’s share of total subscribers in the Israeli cellular market at December 31, 1999, 2000, 2001 and 2002:

Market share*	1999	2000	2001	2002

Partner	13%	21%	27%	29%
Cellcom	48%	46%	41%	39%
Pelephone	39%	33%	28%	28%
MIRS**	—	—	4%	4%

*	Based on information contained in published reports issued by, and public statements made by, Pelephone and Cellcom or by their shareholders and from Partner subscriber data at December 31, 1999, 2000, 2001 and 2002. The figures for MIRS in 2001 and 2002 are the Company’s estimates.

**	As MIRS received a general license at February 5, 2001 their subscribers have not been included in the Israeli subscriber count in prior years. MIRS’s entire subscriber base has been included in the Israeli subscriber count from the date on which MIRS received its license.

     We operate in one business segment, GSM mobile telephony and related services, and one geographic segment, Israel.

Overview of mobile telecommunications industry in Israel

     There are currently four mobile telephone network operators in Israel: Partner, Pelephone, Cellcom and MIRS. Pelephone is an Israeli corporation owned by Bezeq, the public fixed-line operator in Israel (50%) and by Pelephone Holdings, LLC (50%), a Delaware corporation owned by Shamrock Holdings. Bezeq has a four-year call option to purchase the shares owned by Shamrock Holdings. Pelephone currently operates nationwide mobile telephone networks in Israel using both the N-AMPS analog and the CDMA digital system and is in the process of upgrading its network to CDMA1x. The major beneficial shareholders of Cellcom are BellSouth, the Safra Group and Discount Investment Corporation Ltd. Cellcom operates a nationwide mobile telephone network based on D-AMPS digital technology, and it began providing GSM services in the DCS 1800 band in the second half of 2002. Recent published reports state that Cellcom is considering launching EDGE technology. MIRS is an Enhanced Specialized Mobile Radio, or “trunking,” iDEN network. MIRS’s major shareholders are Motorola Communications (Israel) Ltd. (66.7%) and Ampal Israel Ltd. (25%).

     In addition, the Palestine Telecommunication Co. Ltd., or Paltel, operates a GSM mobile telephone network under the name “Jawwal” in the Palestinian Authority administered areas of the West Bank and Gaza Strip, as well as a fixed-line network. Paltel’s GSM network competes with our network in some border coverage overlap areas.

     Mobile telephones were first introduced in Israel in 1986. For the first eight years of operation the growth of mobile telephone services in Israel was slow. There was a single operator, Pelephone, offering analog service, and prices were relatively high. It was not until the end of 1994, and the launch of the second mobile telephone operator Cellcom, that growth in mobile phone usage in Israel increased significantly. Within two years, subscriber numbers had increased by more than seven times.

     Since the end of 1996, there has been continued strong growth in the Israeli mobile telephone market. Market data from industry sources indicates that the total market size was approximately 6.3 million subscribers at December 31, 2002, representing nearly 95% of the Israeli population.

     In an auction process completed on December 18, 2001, the Ministry of Communications awarded us the two bands of spectrum for which we had submitted bids: one band of GSM 1800 spectrum and one band of UMTS third generation spectrum. Cellcom was also awarded a band of GSM 1800 spectrum in the auction and began providing GSM 1800 services in the second half of 2002. For more information, see “Item 3D. Risk Factors—Increased competition from existing competitors may affect our market share and require us to reduce our tariffs in the future, may increase our subscriber acquisition costs and customer retention costs and may increase our churn rate.” Cellcom and Pelephone were also each awarded one band of UMTS third generation spectrum in the auction.

     The following are some of the special characteristics that we believe differentiate the Israeli market from other developed mobile telecommunications markets:

•	HIGH MOBILE PHONE USAGE. Israeli usage of mobile phones is relatively high compared to Western Europe.

•	CALLING PARTY PAYS. In Israel, only the party originating a telephone call pays for the airtime (except for 1-800 numbers). Mobile telephone network operators do not charge subscribers to receive calls on their handsets, except while roaming. This encourages higher rates of mobile telephone usage.

•	HIGH MOBILE TELEPHONE PENETRATION. Since Cellcom’s launch in 1994, the market has sustained a rapid annual rate of growth from a 2.6% penetration rate at year-end 1994 to an estimated penetration rate in Israel at December 31, 2002 of 95%, representing approximately 6.3 million subscribers, although this may include subscribers, dormant subscribers and subscribers to multiple networks as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, new immigrants, and foreign workers.

•	FIVE DIFFERENT MOBILE TELEPHONE TECHNOLOGIES. The four mobile telephone licensees in Israel have systems based on five technologies. Pelephone uses both the N-AMPS analog and the CDMA digital systems and Cellcom uses D-AMPS and GSM systems. MIRS uses an iDEN system. We are currently one of two network operators using a GSM digital system. GSM is an advanced, internationally accepted technology used by over 790 million people worldwide as of December 31, 2002.

•	FAVORABLE GEOGRAPHY. Israel covers an area of approximately 8,000 square miles (20,700 square kilometers) and its population tends to be centered in a small number of densely populated areas. In addition, the terrain of Israel is relatively flat. These factors facilitate the roll out of a cellular network in a cost effective manner.

•	STRONG POTENTIAL FOR VALUE ADDED SERVICES. Published market data shows that the relatively young Israeli population has a propensity to accept and use high technology products. We believe that this characteristic of the Israeli population will facilitate further growth in the Israeli mobile telecommunications market as well as the acceptance of new value added services as they become available on our network.

Strategy

     Our mission is to continue and maintain our position as a leading provider of quality and innovative mobile communications solutions in Israel and to promote the Orange Brand into a leading consumer brand in Israel. In order to achieve our mission, we are implementing strategies designed to:

•	Provide high quality customer service to subscribers.

•	Ensure that our subscribers enjoy high quality network with nationwide coverage.

•	Promote the Orange Brand through a broad-based marketing campaign.

•	Offer packages of innovative voice and data services and unique tariff structures that are responsive to the needs of the various target customer segments in Israel.

•	Develop applications tailored to the needs of various subscriber segments.

•	Deliver content and information services to subscribers through our network, taking into consideration the different segments in the market.

•	Further develop dedicated, wide-reaching sales and distribution channels for all targeted market segments.

Competitive Strengths

     We believe that the following competitive strengths differentiate us from our competitors and will assist us in achieving our mission and implementing our strategies:

•	HIGH QUALITY NETWORK. We believe that we set high standards for network quality. We also believe that our EFR voice coding technology produces high sound quality. In addition, we believe that our use of sophisticated network planning and optimization tools and techniques and our investment in dense base station coverage have produced a high quality network. Moreover, the additional spectrum granted to us as a result of our success in the December 2001 spectrum auction in Israel will further improve the capacity and quality of our network.

•	DATA SERVICES AND APPLICATIONS LEADERSHIP. We believe that we are a leader in the development and provision of mobile data and content services in Israel. Our content services may be viewed in three ways. First, we provide our subscribers with a wide range of information services under the brand “SIM center” that can be accessed from their handsets. The combination of services available to a subscriber depends upon the subscriber’s handset type and tariff plan. Second, our present and planned content services may be divided along applications lines: entertainment; location-based; information services and community services. Third, we presently provide our services using the following interfaces: interactive voice response, or IVR; short messages service, or SMS; and Wireless Application Protocal, or WAP. We have rolled out WAP-enabled services and GPRS services, orange obox services and orange oklik services. In addition, we have signed agreements with several content providers to expand the variety of content services available to our subscribers.

•	INTERNATIONAL ROAMING. We believe that we provide the most convenient and comprehensive roaming services available to Israelis traveling abroad and to visitors to Israel using their own GSM phones.

•	STRONG AND EXPERIENCED SHAREHOLDER. One of our principal shareholders, Hutchison Whampoa Limited, is a global leader in the mobile telecommunications market. It has a substantial interest in 3G operating companies in Austria, Australia, Denmark, Hong Kong, Ireland, Italy, Sweden and the United Kingdom. We benefit from the knowledge and experience of Hutchison Whampoa Limited. In addition, we have signed a cost sharing agreement with Hutchison Telecommunications Limited and certain of its subsidiaries, for the joint acquisition and development of information technology platforms and software solutions, hardware, content and other services in connection with the 3G business. For more information see “Item 7B. Related Party Transactions — Transactions with Affiliates”.

•	STRONG BRAND IDENTITY. Since the launch of full commercial operations, we have made a substantial investment in promoting the Orange Brand in Israel to represent quality, innovation and customer service. Our broad-based domestic marketing campaign has resulted in a rapid wide-scale recognition of the Orange Brand in Israel. The Orange Brand is currently used in countries that include the UK, Hong Kong, Australia, France, India, Switzerland and Denmark.

•	STRONG AND MOTIVATED MANAGEMENT TEAM. We have been able to attract a number of Israeli senior managers from the telecommunications, high-tech and consumer products industries. All senior managers are highly incentivized through our stock and performance based incentive packages. We believe that the performance-based incentive package aligns the interests of senior management with those of our investors.

Marketing and brand

     We believe that a focused marketing strategy is critical to support our goal of sustaining our position as a leading provider of quality and innovative mobile communications solutions in Israel. Our marketing strategy is based upon the strong international Orange Brand and emphasizes network quality, feature rich services, innovation and customer service. In carrying out this strategy we have made a substantial effort in promoting the Orange Brand in Israel as a vehicle for differentiating our services from those of our competitors. We believe the brand, which is licensed to us, has been a significant factor in our success. Independent research shows that unaided awareness of the cellular operators in Israel including the Orange Brand is very high, although we are a much more recent entrant into the Israeli market.

     Our marketing strategy is based on the concept of high value for money, introducing advanced services for subscribers. In order to carry out our new strategy, we offer our subscribers tariffs which are generally at the level of those charged by our competitors, and technologies and services that we believe are more advanced, such as our advanced information and content services. In July 2000 we began offering our WAP mobile services. These services enable our subscribers to access our mobile portal, all through WAP-enabled handsets. In December 2000, we launched High Speed Circuit Switched Data, or HSCSD, which enables the transmission of data at a speed of up to 43 Kbps. In September 2002, we launched GPRS services on our network.

     In addition, during 2002 we launched orange obox services and orange oklik services. We consider both orange obox services and orange oklik services as our major platforms for future growth in usage.

     In order to promote our advanced new services and to increase awareness of these services, we are taking many promotional steps, using a broad range of advertising media. We also intend to maintain our advertising presence in the media in order to maintain high exposure for our brand and advanced technologies.

     Our marketing also focuses on promoting our services to the various segments of the Israeli population. We advertise our services in several languages. We also target campaigns to the large Orthodox Jewish community. In addition to traditional media, we promote our services by sponsoring cultural and community programs, including the International Film Festival which takes place every year in Jerusalem, and which is a major cultural event in Israel, attracting interest both in Israel and abroad. We use the distinctive Orange Brand logo in all our promotional activities and advertising and all mobile phones sold to our subscribers bear the logo.

     At December 31, 2002, approximately 16% of our subscribers were business subscribers. We are continually developing tailored value added services to meet the special needs of business subscribers.

     We have a license to use the Orange Brand. Under the brand license agreement, we have the right to use the Orange Brand in connection with promoting our network services in Israel for as long as we hold a license to operate a mobile telephone system in Israel. See “Item 4B. Information on the Company—Business Overview—Intellectual Property.” The Orange Brand is currently used by mobile telecommunications operators in countries that include the UK, Hong Kong, Australia, France, Switzerland, Denmark and India.

Services and products

     Our principal business is the provision of mobile telephone services in Israel. Our goal is to offer our subscribers a wide range of sophisticated and easy to use services based upon the latest proven technology. In addition to our standard and enhanced GSM services, including international dialing and roaming, we offer our customers value added services, including voice mail, short message services, intelligent network services, content based on our mobile portal, data and fax transmission and other services. Our use of High Speed Circuit Switched Data and GPRS Technologies enable high speed data transmission. Our orange obox service enables the downloading of rich applications and content, and our orange oklik services enable subscribers to send photos, multimedia and animation from handset to handset and from handset to web, using our MMS platform. We also offer 24-hour, seven days a week customer service, as well as handset repair and replacement services, to subscribers who acquire these services.

     Additionally, in January 2001, we received the accreditation of the ISO 9002 Standard from the Israeli Institute of Quality and Control. ISO 9002 is a quality management system specification whose requirements are aimed primarily at achieving customer satisfaction by preserving standardization at all stages, and throughout company processes.

Tariff plans

     Since the beginning of our full commercial operations, we introduced tariff plans aimed at bringing innovation to the Israeli mobile communications market. Our original tariff plans were based on one or more of the following basic elements:

•	Rewarding high usage with decreasing marginal airtime charges as more airtime is used each month. The per minute tariff rates paid by a subscriber under these tariff plans decline as the number of minutes used in a month by that customer increases.

•	Charging fees based on airtime usage. These tariff plans do not include an additional fixed monthly fee or interconnect charges imposed by other mobile and fixed-line providers for calls made by our subscribers that terminate on third party networks.

•	Charging for value added services on a usage basis with no fixed monthly fee.

•	Providing discounts for calls to designated numbers within a subscriber’s calling circle.

•	Some of our rates are related to the time of day that a call is placed.

     In February 2000, we introduced the first post paid tariff plans without a minimum monthly fee, which we branded “orange to go.” Our orange to go plans are based on the following basic elements:

•	No monthly payment charge.

•	No commitment for minimum usage.

•	No contractual obligations for a minimum subscription period.

•	Limited handset subsidies.

     The elements of the orange to go tariff plans are applied, packaged and marketed in various ways to create tariff packages designed to appeal primarily to the private sector and target markets, including families, soldiers, Orthodox Jewish, Arab and Russian communities, young adults (b.u.) and students.

     Since May 2000, on most of our orange to go tariff plans, the customer pays a fixed rate per minute in addition to call termination tariffs depending on the network on which the call terminates.

     Many of our subscribers sign up to the orange family plan. Under this plan, two to four individuals, and from 2003 two to five individuals, who subscribe as a group are given large discounts on calls made to each of the other family members’ orange phones. For our orange family subscribers under the orange to go tariff plan, we offer a fixed rate for calls made to other family members’ orange phones.

     We offer our orange b.u. subscribers who are under the orange to go tariff plan a monthly refund, which is given against voice and SMS usage.

     As of December 31, 2002, our new orange soldiers and orange students tariff plans, as well as our main tariff plan for the Jewish Orthodox community, include a uniform airtime tariff for all calls made in Israel, both for calls within our network and for calls originating on our network and terminating on a Bezeq fixed-line network or other cellular networks.

     Under our original tariff plans for business customers, which are still available, we offer lower airtime tariffs, which vary according to the size of the business, and extra discounts for calls between employees of the business.

     To date, we have a wide range of tariff plans for our business customers, based on one or more of the following elements:

•	Monthly minimum payment including a bundle of minutes.

•	Discounts on airtime tariffs between users who are registered under one business customer.

•	Monthly minimum payment for unlimited calls between users who are registered under one business customer.

•	Uniform tariff for all calls in Israel, both for calls within our network and for calls originating on our network and terminating on Bezeq fixed-line network or other cellular networks.

•	Rewarding high usage with a decreasing marginal airtime charge as more airtime is used each month. The per minute tariff rates decline as the number of minutes used in a month by a customer increases.

     Our prepaid plan, known as “Big Talk,” was launched on June 29, 2000. Under the plan, our subscribers purchase a handset and a nationally distributed phone charge card, available in fixed denominations. Upon purchase of the phone card or prepaying by credit card, customers can use our network, including some of our value added services, without the need to register with us or enter into any contract. Under this plan, there are some reduced tariffs for certain hours with no obligation to use our network for a minimum period of time and no monthly subscription fee or monthly bill. Since December 2002, we offer our prepaid customers a limited roaming service, which includes incoming calls and SMS only, provided that the customer is registered for this service. Our prepaid plan enables us to compete in the growing prepaid mobile services market. Certain prepaid customers receive handset subsidies. These subsidies are lower than those received by other subscribers.

     In addition, we have a few GPRS, WAP and orange obox services packages, which include a monthly payment for these services.

     We developed several retention and churn prevention plans to retain our subscribers. Some of these plans are based on a subscriber’s ranking according to financial and economic parameters. In addition, we have developed tools to predict a subscriber’s potential to churn from our network, thus enabling us to proactively approach the subscriber with an attractive offering.

     We believe that the combination of our tariff plans and our advanced technology and content services provides attractive value in the Israeli mobile telephone market and that our pricing strategy has facilitated subscriber growth.

International roaming

     Israelis are frequent travelers. According to the Israel Central Bureau of Statistics, in 2002, more than 3.27 million overseas departures of Israelis were recorded, and more than 862,000 people visited Israel during 2002. Roaming allows a mobile phone subscriber to place and to receive calls while in the coverage area of a network to which he does not subscribe and to be billed for such service by his home network. Unique among mobile telephone technologies, facilitating international roaming was a primary design goal of the GSM system from its inception. A GSM roamer can therefore expect to enjoy substantially the same services, features and security while traveling as he does at home. We consider international roaming to be a significant source of revenue.

     Our roaming service was created within the framework of the GSM technical standard and the policies and procedures set forth by the GSM Association. A bilateral relationship is created between two GSM operators by signing a roaming agreement based upon the GSM Association’s general template, modified as appropriate for the particular circumstances. After technical and billing tests are successfully concluded, the connection is opened commercially and each party’s subscribers may use the other party’s network. At December 31, 2002, we had open commercial roaming relationships with 250 operators in 104 countries or jurisdictions. Creating roaming relationships with multiple operators in each country increases potential incoming roaming revenue for us and gives our subscribers more choice in coverage, services and prices in that country.

     Since we operate on the 900 MHz band, which is the most widely-used among GSM operators worldwide in terms of handsets, all of our subscribers may roam to all but three of the 90 countries where we have roaming capability using their own handsets without modification. GSM networks in those three countries, the United States, Canada and Chile, use the 1900 MHz band. Our subscribers who own dual- or tri-band handsets that work on GSM 1900 as well as GSM 900 may also use their own handsets in those three countries. Other subscribers who advise us of their intention to visit those countries are lent free-of-charge a compatible handset into which they insert their SIM, thus retaining their own phone number, phone book and all other regular features.

     Since 900 MHz is the most widely-used GSM band, most GSM handsets in the world are already compatible with our network. GSM networks operating on 1800 or 1900 MHz who offer international roaming to their subscribers generally make some arrangement for their subscribers to receive or rent a 900 MHz-compatible handset. Most GSM subscribers worldwide who roam are therefore capable of using our network immediately upon their arrival in Israel. Since we launched our GSM 1800 network, subscribers with GSM 1800 handsets are able to use our network even without having to obtain a 900 MHz-compatible handset.

     If Paltel’s GSM network is successful in attracting customers and the Palestinian economy remains closely linked to that of Israel, we have the potential to increase the roaming income derived from Palestinians who commute daily to or through Israel or visit frequently.

     Cellcom was awarded a band of GSM 1800 spectrum in the December 2001 auction for additional spectrum in Israel. It began providing GSM 1800 services in the second half of 2002. Cellcom offers international roaming services through its commercial roaming agreements to some destinations and to others through an agreement with a third party. At present Pelephone subscribers cannot use their Israeli handsets for roaming on any GSM network, and there are no networks in Western Europe using technologies or frequencies compatible with Pelephone’s CDMA network and Cellcom’s TDMA network. Pelephone and Cellcom rent, lend or give their subscribers GSM handsets that contain a SIM from a GSM network that provides service in its own country and roaming to GSM networks elsewhere.

     In addition, Pelephone and Cellcom’s TDMA subscribers traveling to North America may have a US cellular identification and number added to their existing Israeli phone or may rent or be lent a different phone. Cellcom also offers its subscribers automatic roaming with limited coverage in the US and Canada through a major D-AMPS carrier operating in the US. Pelephone and Cellcom subscribers who find themselves using analog (AMPS) networks are subject to the same call interception and phone duplication risks as subscribers of those networks. Also, since in order to prevent fraud, many AMPS networks in the United States do not permit international direct dialing, some Pelephone and Cellcom subscribers using those networks are required to use a calling or credit card to call back to Israel or elsewhere overseas. MIRS offers its subscribers an automatic roaming service on Nextel’s network in the United States and in South America.

     Charges to Pelephone or Cellcom’s TDMA customers appear on the customer’s bill, and arrangements can be made to forward or transfer calls received at their Israel mobile number onward to the local cellular number overseas. Handsets and services relating to roaming are provided to the customers either directly by Pelephone and Cellcom or through agents.

Value added services

     In addition to standard GSM value added services, including call waiting, call forwarding, caller identification and conference calling, we currently offer and are developing a variety of additional value added services. Value added network services are important to our business as they create differentiating factors and increase customer usage and satisfaction. We follow all major market developments regarding value added network services, and we intend to implement and offer those services that are likely to be popular with customers and which would add value to our business. Some of the value added services that we offer are available only to subscribers who have certain handset models. The value added services we currently offer include the following:

•	VOICE MAIL. Our voice mail offers what we believe are among the most advanced features available today, such as SMS notification of messages received, including time of day and caller identification, and call return.

•	SHORT MESSAGE SERVICE (SMS). Subscribers can type, send, receive, reply to and forward text messages using any handset we sell.

•	VOICE MESSAGING. Our voice messaging service allows subscribers to send voice messages to lists of more than 400 people, with prioritization and receipts requested.

•	FAX MAIL. Subscribers can receive, store, and forward fax messages through their handsets, freeing them from the need to own their own fax machine or to be near a particular fax machine.

•	CALLING SERVICES. These services include conference calls, caller identification, call waiting, conditional call forwarding, and calls to one of our numbers that rings two phones—one handheld and the other a car phone.

•	WORLD WIDE WEB-SMS GATEWAY. This service enables subscribers to receive messages on their handset from people who visit our web site.

•	ACCOUNT BALANCE. All subscribers can request and receive current information on their Partner account balance and air time usage directly on their handset display.

•	DATA SERVICES. We currently provide our subscribers data transfer capability at a rate of 14.4 Kbps. This capability enables our subscribers to browse the internet, access their intranet data, send and receive e-mails and other data transfer applications. This functionality is mainly accessed through WAP enabled handsets and Personal Digital Assistants, such as hand held computers and laptop computers, linked to standard handsets.

•	HIGH SPEED CIRCUIT SWITCHED DATA (HSCSD). This infrastructure development enables the transmission of data at a speed of up to 43.2 Kbps, which is higher than the 14.4 Kbps speed previously available on GSM networks.

•	ELECTRONIC BILL PRESENTATION. This service enables our subscribers to view, analyze and compare their private Partner accounts.

•	INFORMATION AND CONTENT SERVICES. We provide voice and text-based information and content services. The voice-based information services are provided through Interactive Voice Response platforms, which include interactive information services and radio programs. Text based information services are provided through our current SMS and WAP technologies. We have expanded our information services to SIM-tool kit applications. Interactive information services include services such as: stock quotes, personal stock portfolio management, stock indices, currency exchange rates, news headlines, sport news and results, lottery results, weather reports in Israel and abroad (for our roaming subscribers), daily horoscopes, travel and leisure deals, entertainment tickets information, TV listings and airlines information. For purposes of these services we have relationships with content providers.

•	GENERAL PACKET RADIO SERVICE (GPRS). This technology enables the packet transfer of data in an “always on” mode, at speeds of up to 20-30 KBps.

•	WAP SERVICES. We have WAP technology that enables WAP-related services. WAP services create a significant incremental demand for content services and increase usage of our network.

•	RADIO BU 99 FM INTERACTIVE ACTIVITIES. We provide our subscribers with the ability to participate in Radio bu 99 FM programs, games, quizzes, to vote, to chat and to participate in other interactive activities, using SMS, such as sending advance notification of a certain band upon subscriber request. This FM radio station is well positioned among 12-24-year olds, and is associated with our “orange b.u.” plan.

•	ORANGE OKLIK. These services enable subscribers to send photos, multimedia and animation from handset to handset and from handset to web, based on Multimedia Message Services (MMS) platform.

•	ORANGE OBOX. This service enables the downloading of rich applications and content, including games, interactive screensavers, karaoke and 16 poly ringtones, combined with a unique range of handsets. This service is based on the virtual machine platforms, Java to Micro Editions (J2ME) and proprietary General Virtual Machine (GVM).

•	DOUBLE RING. Double Ring enables our subscribers to receive calls made to their mobile telephone on either their mobile or their fixed-line telephone.

•	VIRTUAL PRIVATE NETWORK. User groups are able to be formed in multiple layers, and the members can then reach each other through short dialing codes, like extension numbers.

•	SHORT CODE DIALING FOR ROAMERS. This service allows foreign GSM users roaming in Israel to use their home services dialing codes during their stay in Israel and allows our subscribers while roaming abroad to use the short dialing codes available on our network.

•	FIELD PERSONNEL MANAGEMENT. This service provides a comprehensive system for businesses to manage their field personnel via our network, including dispatching, scheduling, task assignment by real time location and confirmation back to the customer.

•	PERSONAL VOICE MAIL GREETINGS. This service enables subscribers to personalize their voice mailbox greetings by easily applying professional, customizable pre-recorded messages.

•	INTERNATIONAL SAVING. This service enables our subscribers to reduce their costs of international calls while roaming.

•	ORANGE PAGES. This service enables subscribers to receive information about a nearby business or service (such as a taxi service) through IVR and to connect to that business or service immediately.

Entertainment accessories

•	ICONS. This service enables subscribers to download icons from our website and save them on their handsets. Subscribers can also design their own icons and send them to friends.

•	RING TONES. This service enables subscribers to personalize the ring tones heard upon receiving an incoming call. Subscribers can also compose their own ringtones and send them to friends. We also offer our subscribers an innovative extension to this service, which enables them to receive a whole song as a ring tone.

•	4 U. This service enables subscribers to “send” a recorded greeting, accompanied by a song or a joke selected by the subscriber, to another subscriber (on any Israeli network) at a predetermined time.

•	PICTURE MESSAGING. This service enables subscribers to send and receive pictures.

•	ORANGE GAMEZ. This service is a games platform which enables subscribers to play various interactive games via WAP, the internet, SMS and IVR.

Handsets

     We provide handsets to our contract subscribers at discounts of up to 100% when they first become subscribers. The price at which the handset is provided depends upon the tariff package and special promotions. When subscribers under our “orange to go” and “Big Talk” plans receive handset subsidies, such subsidies are significantly lower than those received by our subscribers who sign 36-month contracts. Since October 2001, subscribers who return the handset of a competing network are entitled to discounts, depending on their actual monthly bill and the type of handset purchased.

     We currently offer a range of different handset models supplied by a number of manufacturers, all of which are branded with the Orange logo. We offer handsets to satisfy our subscribers’ roaming needs in the 900 MHz, 1800 MHz and 1900 MHz bands. We evaluate the technical features of every new mobile handset and, if we decide to make it available to subscribers, we obtain a type approval from the Ministry of Communications for such handset. We advise our sales representatives and dealers on compatibility and technical issues. All our handsets are EFR compatible to provide high voice quality. Most of our handset models have Hebrew language displays. Because of the wide international acceptance of GSM technology, handset manufacturers generally make their latest model handsets available for use on GSM networks before networks based on other technology. Recently, we have begun selling some innovative handsets with enhanced applications, including multicolor screens, 16 poly ringtones and MMS capabilities.

Customer service

     We aim to provide the best quality customer service in Israel through quick, simple and reliable handling of all customer needs and interactions. We invest in both state of the art technology and training of customer service skills in order to achieve this goal. At December 31, 2002, approximately 1,421 employees, on a full-time equivalent basis, worked in our customer service division. Our customer service division consists of both call center services and face-to-face service centers. Call center services are divided into different centers—general, finance, network, international roaming, business, data and prepaid—in order to provide focused and professional responses to our customer inquiries in four languages 24 hours a day, seven days a week.

     Our face-to-face customer service consists of 32 service points serving the customer as a one-stop-shop in both sales and service areas.

     In addition, we give our customers various self-service channels: IVR, Web-Based service and service via SMS.

     On January 1, 2003, we merged our customer service division and our sales division into an integrated Customer Division.

Customer contracts, credit policy, billing bad debt and disconnection

     Part of our subscriber contracts for customers on our original tariff plans provide for a 36-month term. Under the terms of these contracts, customers who terminate their contracts prior to the expiration of the 36-month term and have purchased their handset from us or our dealers can be charged by us for payment of the residual price of their handset. This charge reflects the difference between the price they paid for the handset, if any, and the list price, adjusted for the number of months that the customer has been a subscriber. Subscribers are billed monthly in arrears for airtime charges and charges per services. We outsource the printing and sending of bills to third parties. Most of our business customers have signed 36-month contracts.

     Most of our individual subscribers subscribe and pay for their services by credit card. All credit card accounts are subject to an initial maximum credit limit each month, which varies depending upon the type of credit card and for which we obtain prior approval from the card issuer. When a subscriber account reaches this limit, we may seek approval from the card issuer. If the approval is not granted by the card issuer, we may require the customer to provide other means of payment or arrange an increase in the approved limit from his credit card issuer. If this does not occur, the customer’s usage may be limited or suspended until we receive a cash deposit or guarantee from the customer.

     All business subscribers and some of our individual subscribers can subscribe and pay for their services by credit card or direct debit. Customers acquiring more than fifteen handsets (or eight through our dealers) are subject to a credit scoring review performed by outside credit agencies. All customers are subject to a monthly maximum credit limit. When the monthly limit is exceeded, usage may be limited. Roaming access for direct debit subscribers is subject to credit scoring by outside credit agencies and may require additional guarantees or credit checks.

     Subscribers are subject to periodic credit risk reviews, taking into consideration payment history, disconnection history and new circumstances. If payment for a subscriber’s monthly bill is not received within 27 days of the issue of the bill, roaming and international call service is suspended. After 31 to 36 days, all outgoing call service is suspended. After 45 days, all services are suspended, after 60 days, we begin legal proceeding regarding the debt collection and ultimately, after 150 days, all services are disconnected. If the subscriber does not reinstate service after being disconnected, we may require him to pay the residual value of his handset.

Distribution

     As the third entrant into a competitive market, we recognize that effective distribution channels are a key success factor for our business. We have developed and are executing a multi-channel approach to target the various segments of the market and to coordinate our sales strategy. We distribute our services primarily through:

•	direct sales through Partner-owned sales centers and business sales representatives; and

•	indirect sales through traditional networks of specialist dealers and non-traditional networks of retail chains and stores, which account for a majority of our sales.

Direct sales

Orange sales and service centers

     We currently operate six Orange Brand stores which focus on sales to individual customers. These stores are sales and service centers with a uniform design, typically 1,100 square feet (100 square meters) in size, and offer high service standards. The Orange Brand stores are conveniently located in highly visible locations, such as shopping malls, in the Tel Aviv area, Jerusalem, Haifa and Be’er Sheva. These stores serve as flagship stores to help introduce the Orange Brand and our services to the Israeli market and to generate a high level of repeat business and referrals. In the future, we also expect these stores to become involved in the sale of advanced data services and other technologically sophisticated applications. We have built three new Orange sales and service centers, each approximately 5,500-9,000 square feet (500-800 square meters) in size, located in the outskirts of Tel Aviv, Jerusalem and Haifa. Our new centers serve as “one-stop shops” for direct customer service, in which our representatives will demonstrate the use of new products and services. In addition, we have opened 23 service centers, each approximately 2,152 square feet (200 square meters) in size. These centers offer our customers various services, including handset maintenance services.

Direct sales force

     At December 31, 2002, we had a sales force comprised of sales representatives, account managers and area managers, targeting business clients. We primarily focus on small- and medium-sized enterprises which tend to use more airtime and yield higher margins. Small to medium-sized businesses are serviced by a team of regional representatives and customer account managers located in five regional offices. Large corporate customers are serviced by a team of national representatives and customer account managers. Prominent individuals are served by national VIP representatives. We provide our sales force with regular training to ensure that they are capable of selling advanced solutions such as mobile data, intranet extension and connectivity, virtual private networks and other value added services that appeal to corporate customers. Our direct sales force is supported by an outsourced telemarketing department which makes initial contact with prospective customers and makes appointments for the sales representatives. The telemarketing department is another channel for direct sales by phone.

Indirect sales

Traditional dealer networks

     At December 31, 2002, we had agreements with 46 traditional dealers providing 94 points of sale, consisting of specialists selling a range of our products. The private dealer network is an important distribution channel because of its ability to attract existing cellular users to our network. Our dealer network focuses primarily on sales to individual customers and, to a lesser extent, small business customers. Our dealers are highly professional and some of them have previous experience selling cellular services in Israel. One of our dealers has a workforce of approximately 100 salesmen for “door-to-door” sales. In addition, we have specific dealers that target the Jewish Orthodox, Arab, Russian communities, as well as other segments of the Israeli population with the appropriate style, language and locations. We provide regular training to employees of our dealers to update them on our products and services. We believe that the ongoing sales success of our existing distribution channels will continue to attract dealers to our network. Our dealer managers visit dealers on a regular basis to provide information and training, answer questions and solve any problems that may arise in the activation process. We pay our dealers competitive commissions and provide handset subsidies to them. However, dealers are not entitled to commissions for any customers that terminate their service within 60 days of activation.

Non-traditional dealer networks

     Non-traditional dealers consist of generalist retailers or specialist stores that sell related products. This distribution channel is not common in the Israeli cellular market today, and we believe that it provides us with a competitive advantage over and differentiates us from our competitors.

     We have a contract with Super-Pharm, the largest drug store chain in Israel, to sell our network services in their stores. At December 31, 2002, our services were sold in 107 Super-Pharm stores nationwide in a variety of formats, including Partner shop-in-shops, kiosks, wall-unit displays and at front counters. In 2002, approximately 17.5% of our new subscribers were recruited through sales by Super-Pharm. Under our agreement with Super-Pharm, in addition to Super-Pharm continuing to sell our network services in their stores, we are cooperating with them in a new chain of stores that Super-Pharm has established, called Super-Link, and that is dedicated to selling communications services and equipment. Six such stores have been opened to date, and the intention is to open 10 more. This agreement replaces our previous agreement with Super-Pharm, which expired in December 2000. The initial term of our current agreement was until December 31, 2001, and the term of the agreement is renewable each year for an additional one year unless one of the parties chooses to notify the other party 180 days before its termination of its willingness to terminate the agreement. Currently the term of the agreement is until December 31, 2003.

     In addition, we are developing our distribution network with other non-traditional dealers, such as the Ituran chain, which sells, installs and maintains car security and tracking systems in approximately 46 locations throughout Israel. They also sell and install our car kits in these sites. Another non-traditional dealer is Eurocom Communications Ltd. See “Item 7. Major Shareholders and Related Party Transactions.” We provide regular training to the employees of our non-traditional dealers to update them on our products and services.

Our network

     We believe that we have built an extensive, resilient and advanced mobile network system in Israel, allowing us to offer our services with extensive coverage and consistent high quality. Through December 31, 2002, we have made net capital expenditures of NIS 2,399 million ($506 million) in our network infrastructure and other related fixed assets.

Overview

     The “first generation” of wireless communications, based on analog technology, provides simple voice telephony. The “second generation” of wireless communications, such as the digital GSM standard, provides additional data facilities ranging from short messaging services to narrow band data, which is sufficient for the basic data services offered by network operators, but cannot support high resolution video or multimedia applications.

     New types of services are made possible by the roll out of technological developments that will increase the speed and efficiency of existing GSM networks such as GPRS, which is a 2.5G technology. 2.5G technology network operators are able to deliver multimedia and high speed services before third generation services are introduced.

     Third generation wireless communications, which are expected to offer full interactive multimedia capabilities at data rates of up to 2 Mbits per second, are expected to bring wirefree networks significantly closer to the capabilities of fixed line networks. Improvements in coding and data compression technology will provide better voice quality and more reliable data transmission. UMTS is the global standard adopted for the implementation of third generation wirefree telecommunications.

Infrastructure

     At December 31, 2002, our GSM network consisted of 1,309 macrobase transceiver stations and 726 microbase transceiver stations, all linked to 29 base station controllers. The base station subsystem is controlled by 11 mobile switching centers. Base transceiver stations, mobile switching centers and base station controllers are interconnected by approximately 3,900 transmission links. In addition, our network is interconnected with the public switched telephone network operated by Bezeq in several locations across Israel. Our network is also directly connected to the mobile networks of Pelephone, Cellcom and the three Israeli international operators, Bezeq International, Barak and Golden Lines, and indirectly to MIRS and the fixed and mobile telephone networks of Paltel. During 2002, our network was directly connected to the mobile networks of Pelephone and Cellcom for the purpose of bilateral transfer of SMS’s. In February 2003, we added an SMS direct connection to MIRS. See “Item 4B. Information on the Company—Business Overview—Interconnection.” Ericsson and Nokia supply our base station controller and base transceiver station sites for our network in Israel.

     Our transmission network is made up of leased lines from Bezeq, Cellcom and Pelephone and our own microwave links. Currently most of our transmission network consists of leased lines. As our network currently covers approximately 97% of the Israeli population, we are now selectively expanding the capacity and quality of our network primarily in urban areas by adding infrastructure to improve outdoor and indoor coverage. We plan to continue increasing the capacity and quality of our network in order to accommodate the anticipated growth in the number of our customers.

Network Design

     Our primary design objective is to build a mobile telephone network engineered to provide excellent voice quality, call reliability, high capacity and high coverage quality and to maintain technical advantages over our competitors. In formulating our network design objectives, we have been guided by our business strategy to build the highest quality network. We work to quality standards which exceed those set forth in our license. The quality parameters that we seek to satisfy are those that we believe are important to mobile phone users: voice quality, low “blocked call” rate, low “dropped call” rate and deep indoor penetration, especially in densely populated areas or areas of special commercial interest. Blocked calls are calls that fail because access to the network is not possible due to insufficient network resources. Dropped calls are calls that are involuntarily terminated.

     With these quality parameters in mind, we have rolled out an advanced radio network, using macrocellular and microcellular base transceiver stations and advanced frequency planning software in very high density metropolitan areas in order to provide “deep” indoor coverage and sufficient capacity for latent demand. This technology is designed to maximize spectrum utilization and enhance service quality. Our transmission network design confers the following benefits: (i) necessary bandwidth for GSM services; (ii) resilience; (iii) use of high transmission rate back-bone routes based on Synchronous Digital Hierarchy; and (iv) the ability to utilize a new generation of sophisticated technology to optimize the system and increase capacity where necessary. Our switching architecture is based on two transit switches connected to all of our systems and platforms, which improves reliability and facilitates expansion. We are optimizing our network with an advanced radio method called Synthesized Frequency Hopping. This method is increasing the capacity of our network and improving the quality of the performance we supply our subscribers. Because our network was planned with our key quality parameters in mind, we believe that we will be able to continually upgrade the quality of our network as our business develops.

Spectrum allocation and capacity

     Spectrum availability is limited and is allocated by the Ministry of Communications through a licensing process. Pursuant to the terms of our license and subsequent allocations, we were allocated 2x10.4 MHz in the 900 MHz frequency band, of which 2x2.4 MHz are shared with Paltel in the West Bank and the Gaza Strip. We also have an agreement to use an additional 2x2.4 MHz of spectrum in the 900 MHz frequency band on a shared basis with Paltel. Under this agreement, which has been endorsed by the Ministry of Communications, we are permitted to use this additional spectrum in Israel so long as we do not cause interference in areas where Paltel operates.

     In the December 2001 spectrum auction in Israel, the Ministry of Communications awarded us the two bands of spectrum for which we had submitted bids: 2 x 10 MHz of GSM 1800 spectrum and 2 x 10 MHz and 1 x 5 MHz of UMTS third generation spectrum. During 2002, we started deploying GSM 1800 MHz band base transceiver stations to enhance the capacity of our GSM 900 MHz network, and to further improve our GSM 900 MHz network’s quality.

     We seek to optimize the use of our current spectrum allocation by adding more base transceiver stations in combination with advanced design and operation techniques. We have experienced in the past, and may experience in the future, interference in the GSM 900 spectrum allocated to us. We intend to continually enhance the quality of our coverage and capacity in response to changing consumer demands.

Dropped Calls

     Dropped calls are calls that fail to complete when dialed or are terminated involuntarily. Since the launch of full commercial operations, our dropped call rate has steadily improved. Our monthly dropped call rate has declined from 3.50% for January 1999 to 1.71% for December 1999, to 1.44% for December 2000, to 1.3% for December 2001 and to 1.15% for December 2002.

Other systems

     Our Home Location Register, or HLR, stores details of our subscribers and their location. We have installed a special purpose HLR which prevents a single point of failure in our network from affecting the service to all our subscribers. Our Authentication Center automatically verifies each SIM’s authenticity by performing an encrypted transaction when the mobile telephone is switched on. Our Short Message Service Center handles short messages sent by our subscribers to other mobile telephones. The Voice Mail System takes messages for subscribers and allows them to retrieve and forward messages and faxes after being notified by short message of the receipt and source of the voice message. The Partner Information Hub that we launched in January 2000 enables all our subscribers to receive data information services on their handsets using SMS technology. During 2000, we increased our SMS Center capacity four-fold. The system is used for mobile originated, SMS information services and other monitor and control systems based on SMS. We also extended our information services with an IVR system by CTware Ltd., which allows voice access to many information services. Dozens of such services are currently available including news, games, entertainment, jokes, radio and others. We have purchased Ericsson’s Mobile Positioning System (MPS) platform. This is a technology platform which enables us to provide location-based services to a large number of subscribers. A system which enables location-based services has been launched in 2001. During 2002, we launched orange oklik services, which are based on Multimedia Messaging Service Center (MMSC), an Ericsson platform. In addition, we have developed with Samsung (Korea) a system which enables the downloading of rich applications and content. These services, which are branded “orange obox”, are based on GVM, a technology which was originally developed in Korea on CDMA-1x technology and has been implemented on our GSM network. We intend to offer our subscribers in 2003 downloads of video clips through our MMSC platform and will enable subscribers to prepare their own personal photo album on the web with a direct connection to a paper development photo laboratory. Our “test bed” laboratory enables start-up companies to develop and evaluate new GSM services without interfering with the operation of our network. Since September 2000, we have also offered foreign GSM users roaming in Israel, and our subscribers while roaming abroad, the ability to use some of their home services’ dialing codes during their stay in Israel with a system developed by star*home.

     We have also enhanced the authentication ability in our network, in order to strengthen the protection of our network against fraud and interception.

     On June 29, 2000, we installed and launched an Ericsson prepaid system. In May 2002, we upgraded the Ericsson platform in order to support our larger prepaid subscriber base and to allow us to offer a wider range of services. Also in June 2000, we launched WAP services based on a platform designed by Exalink (now Comverse), an Israeli provider of internet-based services over wireless devices. We have chosen Ericsson to provide us with a GPRS system that will enable the high speed packet transfer of data in an “always on” mode. The WAP over GPRS system will allow our subscribers to have mobile internet services on line in the future.

     We have completed the national deployment of our GPRS network and have launched a variety of supported services in 2002. As part of our GPRS service, we are using mainly Cisco’s IP Core System. The IP Core System is the first step towards new advanced services, and can be used on third-generation UMTS networks as well.

     In 2001, we upgraded our basic data transmission capability to allow a 14.4 Kbps rate over the entire network, an improvement over the previous rate of 9.6 Kbps.

Site procurement

     Once a new coverage area has been identified, our technical staff determine the optimal base station location and the required coverage characteristics. The area is then surveyed to identify antenna sites. In urban areas, typical sites are building rooftops. In rural areas, masts are usually constructed. Technical staff also identify the best means of connecting the base station to the network, for example, via leased or owned and operated microwave links or wired links leased from Bezeq. Once a preferred site has been identified and the exact equipment configuration for that site decided, we begin the process of obtaining necessary approvals.

     The erection of these antennas require building permits from local or regional authorities, as well as a number of additional permits from governmental and regulatory authorities, including:

•	erection and operating permits from the Ministry of the Environment;

•	permits from the Civil Aviation Authority, in certain cases; and

•	permits from the Israeli Defense Forces.

     See “Item 4B. Information on the Company—Business Overview—Regulation” for a description of the approvals that are required for the erection and operation of antenna sites.

Suppliers

     Our network utilizes standard equipment, which is available from a limited number of suppliers. One of our major GSM equipment suppliers is Ericsson and its affiliates, which supply us with mobile switching centers, base station controllers, base transceiver stations, transit transmission centers, operation support systems and transmission systems equipment. Ericsson is also our major supplier of GPRS network equipment, including GPRS support nodes and gateway GPRS support nodes. Nokia also supplies us base station controllers, base transceiver stations and network management system equipment. See “Item 3D. Key Information—Risk Factors—We depend on a limited number of suppliers for our network equipment. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of network equipment or maintenance support on a timely basis.” We have agreements with Baran Raviv, Bintech and H. Mer, all Israeli engineering companies, for the construction of our sites. We continue to purchase certain network components from various other key suppliers. We believe that our network suppliers price structure is competitive with industry standards.

Interconnection

     All telecommunications providers with general licenses in Israel have provisions in their licenses requiring them to allow interconnection of their networks with all other telecommunications networks in Israel. Currently, our network is connected to all other telecommunications networks operating with general licenses in Israel. Our network is directly interconnected to the networks of Bezeq, Cellcom, Pelephone, MIRS, Bezeq International, Barak and Golden Lines. Our network is indirectly interconnected to the networks of Paltel through the Bezeq network for the purpose of bilateral transfer of calls. During 2002, our network was connected to the networks of Cellcom and Pelephone for the purpose of bilateral transfer of SMSs, and in February 2003, we connected our network to the network of MIRS.

     In December 2002, we entered into an agreement with Matav-Cable Systems Media Ltd., one of our principal shareholders. The agreement enables our subscribers to send an SMS to the TV screen of Matav’s digital subscribers and vice versa. See “Item 7B. Related Party Transactions—Transactions with Affiliates”.

     We are currently operating without any formal interconnection agreements with Bezeq. We are not aware of any interconnect agreement that Cellcom, Pelephone or MIRS has signed with Bezeq. Our day-to-day arrangements with Bezeq substantially conform to a draft interconnect agreement negotiated with Bezeq. The interconnect rates charged by Bezeq are set by Israeli legislation and Bezeq is required by law not to discriminate against any licensed telecommunications operator in Israel with respect to the provision of interconnect services. As of March 1, 2000, Bezeq began calculating interconnect (call termination) fees due to us based on fees actually collected by Bezeq from its subscribers and imposing an additional collection fee on us. Until that time, interconnect fees were calculated on the basis of actual usage. We were not successful in challenging Bezeq’s position in court (a ruling which we are appealing). In October 2000, a new Interconnect Regulation became effective, stating that interconnect fees among cellular and fixed line operators should be based upon actual usage. Nevertheless, Bezeq continued calculating interconnect fees due to us based on fees actually collected from its subscribers and imposing an additional collection fee on us. At the end of 2001, following a complaint by us and another mobile operator, the Ministry of Communications rejected Bezeq’s fee calculation method, stating that the appropriate basis for calculating interconnect fees due to us is actual usage. The Ministry of Communications declared that for the period from October 2, 2000 until December 31, 2002, Bezeq may withhold a certain percentage from the interconnect fees due to us. As an interim settlement and until we reach an agreement, if any, with Bezeq, the Minister of Communications has decided to permit Bezeq to withhold 2.5% of the amounts due us. The Minister of Communications also indicated that with no agreement between the parties he may set a different rate at his discretion. In addition, the Minister of Communications indicated that he would consider applying new rules from January 1, 2003.

     Recently, since the operators were unable to reach an agreement, the Ministry of Communications considered a settlement, according to which Bezeq would deduct 1.1% of the amounts due to us for the period commencing October 2, 2000 until December 31, 2002. For the period commencing January 1, 2003, Bezeq would pay amounts due to us according to actual usage without any deduction. In addition, the Ministry of Communications suggested, subject to court approval, that a deduction of 1.1% of amounts due us would be in effect also for the period of March 2000 to September 2000.

     As of February 2003, following comments it received from the operators, and since the official committee nominated by the Ministry of Communications to examine Bezeq’s tariffs had not concluded its work, the Ministry of Communications decided upon an additional interim settlement, pursuant to which Bezeq would withhold 1.1% of the amounts due us for the period commencing January 1, 2003 until April 30, 2003.

     We currently pay Bezeq an interconnection fee based on a tariff structure that came into force on May 1, 2000. The table below illustrates these interconnection tariffs.

Bezeq interconnection tariffs (not including VAT)

	Local call	Tariff for calls
Time of day	tariff	between area codes

Sunday through Thursday 08:00 a.m.-6:00 p.m. and Friday 08:00 a.m.-1:00 p.m.	NIS 0.055	NIS 0.115

Sunday through Thursday 6:00 p.m.-10:00 p.m.	NIS 0.035	NIS 0.035

Sunday through Thursday 10:00 p.m.-08:00 a.m. and Friday 1:00 p.m.-Sunday 08:00 a.m.	NIS 0.024	NIS 0.024

     We have formal interconnection agreements with Cellcom, Pelephone and MIRS. The agreements have one-year terms and are renewable for an unlimited number of additional one-year terms. The agreements can be terminated on 90 days’ written notice by either party. The interconnection agreements with Cellcom, Pelephone and MIRS do not contain any pricing terms. The interconnection tariffs charged by Cellcom, Pelephone and MIRS are set by a Ministry of Communications regulation that, coupled with a change to the mobile telephone operators’ licenses, imposes a uniform call termination tariff for all mobile telephone operators. The uniform tariff, originally set at NIS 0.54 per minute fell to NIS 0.50 on January 1, 2001. The uniform tariff was to fall further to NIS 0.46 on January 1, 2002 and finally to NIS 0.42 per minute on January 1, 2003. In addition, these regulations impose a uniform call termination tariff for incoming international calls to cellular networks of NIS 0.25 per minute. In response to legal proceedings brought by Pelephone against the Ministry of Communications, the Ministry of Communications agreed that the uniform tariff should remain at NIS 0.50 per minute until January 1, 2003, at which point it has been reduced to NIS 0.45 per minute, rather than at the levels contemplated by the regulations. The tariffs accepted by the Ministry of Communications have since been formally adopted by an amendment to the call termination tariff regulations, which were published by the Ministry of Communications. Because we transfer and receive all traffic to and from the MIRS (until February 2003) and Paltel networks through the Bezeq network, we pay Bezeq a transit fee for each call.

     We have a written interconnection agreements with Bezeq International and Barak. We currently have an operating arrangement with the other international operator, Golden Lines. As noted already, the Ministry of Communications regulation and the change to the mobile telephone operators’ licenses discussed above also impose a uniform call termination tariff for incoming international calls of NIS 0.25 per minute. We have notified the Ministry of Communications of our objection to this rate.

Competition

     There are currently four mobile telephone network operators in Israel: Partner, Cellcom, Pelephone and MIRS. The major beneficial shareholders of Cellcom are BellSouth, the Safra Group and Discount Investment Corporation Ltd. Cellcom operates a nationwide mobile telephone network based on D-AMPS digital technology. Cellcom was awarded spectrum in the DCS 1800 band in the December 2001 spectrum auction in Israel and began providing GSM services in the second half of 2002. For more information, see “Item 3D. Risk Factors—Increased competition from existing competitors may affect our market share and require us to reduce our tariffs in the future, may increase our subscriber acquisition costs and customer retention costs and may continue to increase our churn rate”. Our second competitor is Pelephone. Pelephone is an Israeli corporation owned by Bezeq, the public fixed-line operator in Israel (50%) and by Pelephone Holdings, LLC (50%), a Delaware corporation owned by Shamrock Holdings. Bezeq has a four-year call option to purchase the shares owned by Shamrock Holdings. Pelephone currently operates nationwide mobile telephone networks in Israel using both the N-AMPS analog and the CDMA digital system. Our third competitor is MIRS, an Enhanced Specialized Mobile Radio, or “trunking,” network, which was granted a general license to operate as a mobile telephone operator on February 5, 2001. MIRS’s major shareholders are Motorola Communications (Israel) Ltd. (66.7%) and Ampal Israel Ltd. (25%).

     According to the Company’s estimate, at December 31, 2002 Cellcom had an estimated 2,470,000 customers, representing approximately 39% of the Israeli mobile telecommunications market. Pelephone had approximately 1,761,000 paying customers at December 31, 2002, representing approximately 28% of the Israeli mobile telecommunications market. MIRS is estimated to have had over 265,000 users at December 31, 2002, representing approximately 4% of the Israeli mobile telecommunications market. We compete with Cellcom, Pelephone and MIRS principally on the basis of telecommunications service quality, brand identity, variety of handsets, tariffing, value added services and the quality of customer services.

     To the extent that mobile telephones are used in lieu of fixed telephones, we also compete with Bezeq.

     In addition, the Palestine Telecommunication Co. Ltd., or Paltel, operates a GSM mobile telephone network under the name “Jawwal” in the Palestinian Authority administered areas of the West Bank and Gaza Strip, as well as a fixed-line network. Paltel’s GSM network competes with our network in some border coverage overlap areas.

Information technology

     We depend upon a wide range of information technology systems to support network management, subscriber registration and billing, customer service and marketing and management functions. These systems execute critical tasks for our business, from rating and billing of calls, to monitoring our points of sale and antenna sites, to managing highly segmented marketing campaigns. As our subscriber base has grown, we have devoted significant resources to expanding and enhancing our information technology systems and adopting and implementing new systems, including updating our financial management and accounting system. We believe these systems have been an important factor in our achievements since our commercial launch.

     While many of our systems have been developed by third-party vendors, all of them have been modified and refined to suit our particular needs. In certain instances, we have developed critical information technology systems internally to meet our specific requirements. For example, significant segments of our customer service system and business information infrastructure were developed internally and were designed to integrate our customer service outreach with our overall sales and marketing effort. In other cases, conversely, we have outsourced responsibility for certain systems to third parties. SchlumbergerSema—Sema S.p.a (formerly LHS Verwaltungs GmbH & Co.), for example, provides and maintains our billing system. We have completed upgrading our billing system to increase our flexibility to offer new tariff packages and to support data packet switching services for 2.5 generation and for third generation in the future. In addition, during 2002 we upgraded our enterprise resources planning and our customer relations management systems.

Intellectual property

     We are the registered owners of the trademark “Partner” in Israel with respect to telecommunications-related devices and services as well as additional trademarks. We have also registered several internet Web domain names, including, among others: www.partner.co.il, www.orange.co.il and www.partnergsm.co.il.

     We have entered into a brand license agreement with Orange International Developments Limited, a subsidiary of Orange plc. Under this agreement, Orange International appointed us as a permitted user of its trademarks in Israel. Under this license agreement, we have the exclusive right to use the Orange Brand in advertising and promotional materials in Israel. The term of the brand license began on July 1, 1998. The trademark license is royalty-free for the first 15 years of its term. In 2012, the parties are to discuss the royalties to be paid for a five-year term beginning July 1, 2013. In 2017, the parties are to again consider the royalties to be paid for an additional five-year term beginning July 1, 2018. Under this license agreement, we are required to comply with the Orange Brand guidelines established by Orange International. We have the right to use the Orange Brand as long as we are able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel. However, the license agreement may be terminated by mutual agreement, or at our discretion, or by Orange International if a court determines that we have materially misused the brand and we continue to materially misuse the brand after such determination of material misuse.

     We have also entered into a brand support/technology transfer agreement with Orange Personal Communications Services Limited. Under this agreement, Orange Personal will provide us with information and expertise to support the Orange Brand in Israel at an agreed cost for a minimum of five years beginning December 1, 1998. We may also request additional, optional support from Orange Personal at a daily rate. From May, 2003, either party may terminate the agreement effective as of November 30 of a particular year by giving written notice in May of that year. See “Item 3D. Risk Factors—Our marketing strategy is based upon the international Orange Brand. If our license agreement terminates or is revoked, we will lose one of our main competitive strengths.”

     In addition, we are a full member of the GSM Association. In conjunction with the promotion and operation of our GSM network, we have the right to use their relevant intellectual property, such as the GSM trademark and logo, security algorithms, roaming agreement templates, and billing transfer information file formats. We are eligible to remain a member of the GSM Association for as long as we are licensed to provide GSM service.

Regulation

Overview

     We operate within Israel primarily under the Communications Law (Telecommunications and Broadcasting), 1982 (the “Telecommunications Law”), the Wireless Telegraphy Ordinance (New Version), 1972 (the “Wireless Telegraphy Ordinance”), the regulations promulgated by the Ministry of Communications and our license. The Ministry of Communications issues the licenses which grant the right to establish and operate mobile telephone service in Israel, and sets the terms by which such mobile telephone service is provided. The Israeli telecommunications market is in a state of transition, moving to a more liberalized environment in which various markets, such as the mobile, international services, and domestic markets and infrastructure, are gradually being opened to competition and in which government-owned monopolies are being privatized. As a result, there is a possibility that changes may take place in the regulatory framework described below.

The Israeli regulatory framework

     The regulatory framework under which we operate consists primarily of the Telecommunications Law and related laws and the general license awarded to us by the Ministry of Communications. The Wireless Telegraphy Ordinance governs wireless telegraphy transmissions and equipment. At times, the Ministry of Communications issues policy papers and correspondence regarding issues not addressed in the law or the general license or details concerning issues addressed only generally in the law or the general license. These policy papers and correspondence also influence the regulatory environment. The regulatory framework under which we operate consists also of the Planning and Building Law, 1965 and the Consumer Protection Law, 1981. Additional areas of Israeli law may be relevant to our operations, including antitrust law, specifically the Restrictive Trade Practices Law, 1988, and administrative law.

Telecommunications Law

     The principal law governing telecommunications in Israel is the Telecommunications Law and related regulations. The Telecommunications Law prohibits any person, other than the State of Israel, from providing public telecommunications services without a license issued by the Ministry of Communications. “Telecommunications” is defined broadly to include broadcasting, transmission or reception of symbols, signals, signs, text, visual forms, voice or data by means of wire, wireless systems, optical systems or other electro-magnetic systems. For telecommunications, the Telecommunications Law provides for the granting of two types of licenses:

•	special licenses, which are limited to a particular type of activity or service, and

•	general licenses, which relate to telecommunications activities over a public network or for the granting of nationwide services or international telecommunications services.

     General licenses have been awarded to Bezeq, to the four mobile telephone operators, Pelephone, Cellcom, Partner and MIRS, and to the three international operators, Barak, Bezeq International and Golden Lines. Special licenses have been awarded for a variety of services and activities including internet service provision, telefax (store and forward) services, satellite transmission services and other value-added services. In addition, the Ministry of Communications may issue additional mobile telephone operator licenses in the future. The Telecommunications Law also provides for the granting of licenses for broadcasting in the area of cable and satellite television.

     The Ministry of Communications has the authority to amend the terms of any license. The grounds to be considered in connection with such an amendment are government telecommunications policy, public interest, the suitability of the licensee to perform the relevant services, the promotion of competition in the telecommunications market, the level of service and changes in technology. The Ministry of Communications may also make the award of certain benefits, such as new spectrum, conditional upon the licensee’s consent to a license amendment. The Ministry of Communications also has the authority to revoke, limit or suspend a license at the request of the licensee or when the licensee is in breach of a fundamental condition of the license, when the licensee is not granting services under the license or is not granting services at the appropriate grade of service or when the licensee has been declared bankrupt or an order of liquidation has been issued with respect to the licensee. Public interest may also be grounds for the rescission or suspension of a license.

     The Ministry of Communications, with the consent of the Minister of Finance, may also promulgate regulations to determine interconnect tariffs, or formulae for calculating such tariffs. Moreover, the Ministry of Communications may, if interconnecting parties fail to agree on tariffs, or if regulations have not been promulgated, set the interconnect tariff based on cost plus a reasonable profit, or based on each of the interconnecting networks bearing its own costs.

     The Ministry of Communications has promulgated regulations that, coupled with a change effected in the mobile telephone operators’ licenses, impose a uniform call termination tariff. For more information, see “—Interconnection”.

     The Telecommunications Law also includes certain provisions which may be applied by the Ministry of Communications to general licensees, including rights of way which may be accorded to general licensees to facilitate the building of telecommunications networks or systems and a partial immunity against civil liability which may be granted to a general licensee, exempting the licensee, inter alia, from tort liability with the exception of direct damage caused by the suspension of a telecommunications service and damage stemming from intentional or grossly negligent acts or omissions of the licensee. The Ministry of Communications has applied the partial immunity provisions to us, including immunity in the event that we cause a mistake or change in a telecommunication message, unless resulting from our intentional act or gross negligence.

     Royalties. Pursuant to the Telecommunication (Royalties) Regulations, 2001, we must pay royalties to the State of Israel every quarter based on our chargeable revenues, as defined in the regulation, from mobile telephone services (including airtime, monthly subscription fees, roaming services and non-recurring), on a cumulative basis, excluding value added tax. Revenues for purposes of royalty calculation also exclude revenues transferred to other telecommunications license holders, bad debts, payments for roaming services to foreign mobile telephone operators and certain other revenues. The regulation currently provides a rate of 5% of our chargeable revenues in 2001, 4.5% in 2002, 4% in 2003 and 3.5% from 2004.

Fair Competition and Antitrust Law

     Provisions protecting Partner from anti-competitive practices can be found in our license and in the licenses of the other telecommunications operators, in the various telecommunications regulations and in the Restrictive Trade Practices Law. Our license emphasizes the principle of granting users equal access to the systems of each of the operators upon equitable terms. The Telecommunications Law also provides certain protection against disruption of service by Bezeq, whose interconnection and transmission services are necessary in order for us to be able to provide certain services.

     The Restrictive Trade Practices Law is the principal statute concerning restrictive practices, mergers and monopolies. This law prohibits a monopoly from abusing its market position in a manner that might reduce competition in the market or negatively affect the public. The law empowers the Commissioner of Restrictive Trade Practices to instruct a monopoly abusing its market power to perform certain acts or to refrain from certain acts in order to prevent the abuse. Bezeq has been declared a monopoly in certain markets, a ruling it is challenging. For more information see “Item 3D. Risk Factors—We operate in a highly regulated telecommunications market which limits our flexibility to manage our business.”

Judicial review of administrative actions

     Decisions made by the Ministry of Communications as well as by any other governmental authority may be reviewed by a court upon petition of an affected party. Traditionally, this review has been granted mainly to the Supreme Court of Israel sitting as the High Court of Justice. In recent years, the jurisdiction of the district courts to review administrative action has been broadened, and many petitions regarding administrative actions are brought before the district courts, particularly those involving complex questions of fact. The grounds for court intervention in administrative decisions include, among others, gross unreasonableness.

Our license

     On April 7, 1998, the Ministry of Communications granted to us a general license to establish and operate a mobile telephone network in Israel for which we paid a license fee and associated costs totaling approximately NIS 1,571 million, including an amount of approximately NIS 12 million as a license fee adjustment to reflect changes in the Israeli CPI from the time we submitted a bid for our license until the time our license was granted by the Ministry of Communications. We paid this additional fee under protest and requested a refund of the fee from the Ministry of Communications. As a result of the rejection of our request by the Ministry of Communications, we filed a suit in the Jerusalem District court.

     In the December 2001 spectrum auction in Israel, we were awarded additional spectrum (GSM (1800 MHz) spectrum and UMTS third generation (1900 MHz and 2100 MHz) spectrum). Following the award of this spectrum, our license was amended and extended through 2017. During June 2002, the Minister of Communications amended and extended the license through 2022.

     The cost of the license fees is NIS 180 million (approximately $38 million) for the GSM 1800 spectrum, payable in two installments and NIS 220 million (approximately $46 million) for the UMTS third generation spectrum, payable in six installments. To date, we have paid NIS 108 million and NIS 100 million for the GSM 1800 spectrum and the UMTS third generation spectrum, respectively. For more information, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

     Under the terms of the amended license, we have provided a $20 million guarantee to the State of Israel to secure the Company’s adherence to the terms of the license. For more information, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

     Term. Our license authorizes us on a non-exclusive basis to establish and operate a mobile telephone network in Israel. A mobile telephone network is a wireless telephone network through which mobile telephone service is provided to the public. Our license allocates to us specified frequencies and telephone numbers. Our license was originally valid for a period of ten years (until April 2008). As described above, we were granted an amended license as a result of our success in the December 2001 auction for additional spectrum in Israel. Among other changes, the amendment extended our license for 20 years from February 1, 2002.

     The license may be extended for an additional six-year period upon our request to the Ministry of Communications, and a confirmation from the Ministry of Communications that we have met the following performance requirements:

•	observing the provisions of the Telecommunications Law, the Wireless Telegraphy Ordinance, the regulations and the provisions of our license;

•	acting to continuously improve our mobile telephone services, their scope, availability, quality and technology, and that there has been no act or omission by us harming or limiting competition in the mobile telephone sector;

•	having the ability to continue to provide mobile telephone services of a high standard and to implement the required investments in the technological updating of our system in order to improve the scope of such services, as well as their availability and quality; and

•	efficient use of the spectrum allocated to us, compared to alternative applications.

     At the end of this additional six-year period, we may request renewal of our license for successive six-year periods thereafter, subject to regulatory approval.

     Contracting with customers. Pursuant to our license, our standard agreement with customers must receive Ministry of Communications approval. We have submitted our standard agreement to the Ministry of Communications for approval pursuant to our license. The agreement is still under review by the Ministry of Communications.

     Tariffs. Our license requires us to submit to the Ministry of Communications our tariffs (and any changes in our tariffs) before they enter into effect. Our license allows us to set and change our tariffs for outgoing calls without approval of the Ministry of Communications. However, the Ministry of Communications may intervene in our tariffs if it finds that our tariffs unreasonably harm consumers or competition.

     Payments. Our license specifies the payments we may charge our subscribers. These include one-time installation fees, fixed monthly payments, airtime fees, payments for the use of other telecommunication systems, payments for handset maintenance and payments for additional services. In most of our tariff plans we have chosen to charge only for airtime and use of services. See “Item 4B. Information on the Company—Business Overview—Services and Products—Tariff Plans.”

     Interconnection. Like the licenses of Pelephone, Cellcom and MIRS, our license requires that we interconnect our mobile telephone network to other telecommunications networks operating in Israel, including that of Bezeq, the other mobile telephone operators and the international operators.

Conversely, Partner must allow other network operators to interconnect to its network. See “Item 4B. Information on the Company—Business Overview—Interconnection.”

     Service approval. The Ministry of Communications has the authority to require us to submit for approval details of any of our services (including details concerning tariffs). In addition, we are required to inform the Ministry of Communications 30 days prior to the activation of any service on a specified list of services.

     Access to infrastructure. The Ministry of Communications has the power to require us, like the other telephone operators in Israel, to offer access to our network infrastructure to other operators. We may also be required to permit other operators to provide value-added services using our network.

     Universal service. We are required to provide any third generation service with the same coverage as our existing network within 24 months from the commercial launch of each such service.

     Territory of license. Our license authorizes us to provide mobile telephone services within the State of Israel. In May 2000, we were also granted a license from the Israeli Civil Administration, which is responsible for administering the territories of the West Bank and Gaza that are not under the administration of the Palestine Authority.

     License conditions. Our license imposes many conditions on our conduct. We must at all times be a company registered in Israel. Our license may not be transferred, mortgaged or attached without the prior approval of the Ministry of Communications. We may not sell, lease or mortgage any of the assets which serve for the implementation of our license without the prior approval of the Ministry of Communications, other than in favor of a banking corporation which is legally active in Israel, and in accordance with the conditions of our license.

     Our license provides that no direct or indirect control of Partner may be acquired, at one time or through a series of transactions, and no means of control may be transferred in a manner which results in a transfer of control, without the consent of the Ministry of Communications. Furthermore, no direct or indirect holding of 10% or more of any means of control may be transferred or acquired at one time or through a series of transactions, without the consent of the Ministry of Communications. In addition, no shareholder of Partner may permit a lien to be placed on shares of Partner if the foreclosure on such lien would cause a change in the ownership of 10% or more of any of Partner’s means of control unless such foreclosure is made subject to the consent of the Ministry of Communications. For purposes of our license, “means of control” means any of:

•	voting rights in Partner;

•	the right to appoint a director or managing director of Partner;

•	the right to participate in Partner’s profits; or

•	the right to share in Partner’s remaining assets after payment of debts when Partner is wound up.

     Each of our ordinary shares and ADSs grants its holder means of control in Partner.

     In addition, Partner, any entity in which Partner is an Interested Party, as defined below, an Office Holder, as defined below, in Partner or an Interested Party in Partner or an Office Holder in an Interested Party in Partner may not be a party to any agreement, arrangement or understanding which may reduce or harm competition in the area of mobile telephone services or any other telecommunications services.

     Our license also provides that a foreign mobile radio telephone operator, as defined below, or its controlling corporation, must hold during the five year period commencing on the date our license was granted by the Ministry of Communications, 25% of the voting rights and of the rights to appoint directors or the general manager of Partner. The foreign mobile radio telephone operator must also provide us all with the information in its possession required for the establishment of a mobile telecommunications system and for the provision, marketing and sale of mobile telecommunications services. Accordingly, no transfer may occur if as a result the foreign mobile radio telephone operator, or a controlling corporation, will hold less than 25% of the voting rights or the right to appoint directors or the general manager in Partner. After such five-year period, this holding may be reduced with the approval of the Ministry of Communications.

     In connection with our initial public offering, our license was amended to provide that our entering into an underwriting agreement for the offering and sale of shares to the public, listing the shares for trading, and depositing shares with the depositary or custodian will not be considered a transfer of any means of control, as defined below. Pursuant to the amendment, if the ADSs (or other “traded means of control,” that is, means of control which have been listed for trade or offered through a prospectus and are held by the public) are transferred or acquired in breach of the restrictions imposed by the license with respect to transfer or acquisition of 10% or more of any means of control, we must notify the Ministry of Communications and request the Minister’s consent within 21 days of learning of the breach. In addition, should a shareholder, other than a founding shareholder, breach these ownership restrictions, or provisions regarding acquisition of control or cross-ownership or cross-control with other mobile telephone operators or shareholdings or agreements which may reduce or harm competition, its shareholdings will be converted into dormant shares, as long as the Minister’s consent is required but not obtained, with no rights other than the right to receive dividends and other distributions to shareholders, and to participate in rights offerings.

     The dormant shares must be registered as dormant shares in our share registry. Any shareholder seeking to vote at a general meeting of our shareholders must notify us prior to the vote, or, if the vote is by deed of vote, must so indicate on the deed of vote, whether or not the shareholder’s holdings in Partner or the shareholder’s vote requires the consent of the Ministry of Communications due to the restrictions on transfer or acquisition of means of control, or provisions regarding cross-ownership or cross-control with other mobile telephone operators or shareholders. If the shareholder does not provide such certification, his instructions shall be invalid and his vote not counted.

     The existence of shareholdings which breach the restrictions of our license in a manner which could cause them to be converted into dormant shares and may otherwise provide grounds for the revocation of our license will not serve in and of themselves as the basis for the revocation of our license so long as:

•	the principal shareholders of Partner continue to hold in the aggregate at least 51% of the means of control of Partner;

•	our Articles of Association include the provisions described in this paragraph;

•	we act in accordance with such provisions;

•	our Articles of Association provide that an ordinary majority of the voting power at the general meeting of Partner is entitled to appoint all the directors of Partner.

     The amendment of our license providing for the dormant share mechanism does not apply to our principal shareholders.

     The provisions contained in the amendment to our license are also contained in our Articles of Association. In addition, our Articles of Association contain similar provisions in the event the holdings of shares by a shareholder breaches the Israeli and foreign mobile radio telephone operator ownership limits contained in our license. The principal shareholders have informed us that they intend to seek a change to the 51% ownership threshold.

     Revoking, limiting or altering our license. Our license contains several qualifications that we are required to meet. These conditions are designed primarily to ensure that we maintain at least a specified minimum connection to Israel and that we benefit from the experience of a foreign mobile radio telephone operator. Other eligibility requirements address potential conflicts of interest and cross-ownership with other Israeli telecommunications operators. The major eligibility requirements are set forth below. A failure to meet these eligibility requirements may lead the Ministry of Communications to revoke, limit or alter our license, after we have been given an opportunity and have failed to remedy it.

•	Citizens and residents of Israel, as determined by Israeli law, must hold at least 20% of each of Partner’s means of control.

•	The majority of our directors, and our general manager, must be citizens and residents of Israel.

•	Neither the general manager of Partner nor a director of Partner may continue to serve in office if he has been convicted of certain legal offenses.

•	The foreign mobile radio telephone operator, or a controlling corporation, must hold at least 25% of the voting rights and of the right to appoint directors or the General Manager of Partner, during at least the five year period commencing on the date our license was granted by the Ministry of Communications.

•	No trust fund, insurance company, investment company or pension fund that is an Interested Party in Partner may: (a) hold, either directly or indirectly, more than 5% of any means of control in a competing mobile radio telephone operator without having obtained a permit to do so from the Ministry of Communications, or (b) hold, either directly or indirectly, more than 5% of any means of control in a competing mobile radio telephone operator in accordance with a permit from the Minister, and in addition have a representative or appointee who is an Office Holder in a competing mobile radio telephone operator, unless it has been legally required to do so, or (c) hold, either directly or indirectly, more than 10% of any means of control in a competing mobile radio telephone operator, even if it received a permit to hold up to 10% of such means of control.

•	No trust fund, insurance company, investment company or a pension fund that is an Interested Party in a competing mobile radio telephone operator may: (a) hold, either directly or indirectly, more than 5% of any means of control in Partner, without having obtained a permit to do so from the Ministry of Communications; or (b) hold, directly or indirectly, more than 5% of any means of control in Partner in accordance with a permit from the Ministry of Communications, and in addition have a representative or appointee who is an Office Holder in Partner, unless it has been legally required to do so; or (c) hold, either directly or indirectly, more than 10% of any means of control in Partner, even if it received a permit to hold up to 10% of such means of control.

•	Partner, an Office Holder or Interested Party in Partner, or an Office Holder in an Interested Party in Partner does not control a competing mobile radio telephone operator, is not controlled by a competing mobile radio telephone operator, by an Office Holder or an Interested Party in a competing mobile radio telephone operator, by an Office Holder in an Interested Party in a competing mobile radio telephone operator, or by a person or corporation that controls a competing mobile radio telephone operator.

     Our license may also be revoked, limited or altered by the Ministry of Communications if we have failed to uphold our obligations under the Telecommunications Law, the Wireless Telegraphy Ordinance or the regulations, or have committed a substantial breach of the license conditions. Examples of the principal undertakings identified in our license in this connection are:

•	We have illegally ceased, limited or delayed any one of our services;

•	Any means of control in Partner or control of Partner has been transferred in contravention of our license;

•	We fail to invest the required amounts in the establishment and operation of the mobile radio telephone system in accordance with our undertakings to the Ministry of Communications;

•	We have harmed or limited competition in the area of mobile radio telephone services;

•	A receiver or temporary liquidator is appointed for us, an order is issued for our winding up or we have decided to voluntarily wind up; or

•	Partner, an Office Holder in Partner or an Interested Party in Partner or an Office Holder in an Interested Party of Partner is an Interested Party in a competing mobile radio telephone operator or is an Office Holder in a competing mobile radio telephone operator or in an interested party in a competing mobile radio telephone operator without first obtaining a permit from the Ministry of Communications to do so or has not fulfilled one of the conditions included in such permit. See “Item 4B. Information on the Company—Business Overview—Regulation—Our Permit Regarding Cross Ownership.”

     In addition, our amended license, like the licenses of our competitors, provides that if we participate in a future tender for a mobile telecommunications license, we may be required by the terms of a new tender, if we win such tender, to transfer our network to another operator according to terms which the Minister of Communications may decide upon and to cease providing mobile telephony services.

     Change in license conditions. Under our license, the Ministry of Communications may change, add to, or remove conditions of our license if certain conditions exist, including:

•	A change has occurred in the suitability of Partner to implement the actions and services that are the subject of our license.

•	A change in our license is required in order to ensure effective and fair competition in the telecommunications sector.

•	A change in our license is required in order to ensure the standards of availability and grade of service required of Partner.

•	A change in telecommunications technology justifies a modification of our license.

•	A change in the electromagnetic spectrum needs justifies, in the opinion of the Ministry of Communications, changes in our license.

•	Considerations of public interest justify modifying our license.

•	A change in government policy in the telecommunications sector justifies a modification of our license.

•	A change in our license is required due to its breach by Partner.

     During a period of an emergency, control of Partner’s mobile radio telephone system may be assumed by any lawfully authorized person for the security of the State of Israel to ensure the provisions of necessary service to the public, and some of the spectrum granted to us may be withdrawn. In addition, our license requires us to supply certain services to the Israeli defense and security forces. Furthermore, certain of our senior officers are required to obtain security clearance from Israeli authorities.

     For the purposes of this discussion, the following definitions apply:

•	“OFFICE HOLDER” means a director, manager, company secretary or any other senior officer that is directly subordinate to the general manager.

•	“CONTROL” means the ability to, directly or indirectly, direct the activity of a corporation, either alone or jointly with others, whether derived from the governing documents of the corporation, from an agreement, oral or written, from holding any of the means of control in the corporation or in another corporation, or which derives from any other source, and excluding the ability derived solely from holding the office of director or any other office in the corporation. Any person controlling a subsidiary or a corporation held directly by him will be deemed to control any corporation controlled by such subsidiary or by such controlled corporation. It is presumed that a person or corporation controls a corporation if one of the following conditions exist: (1) such person holds, either directly or indirectly, fifty percent (50%) or more of any means of control in the corporation; (2) such person holds, either directly or indirectly, a percentage of any means of control in the corporation which is the largest part in relation to the holdings of the other Interested Parties in the corporation; or (3) such person has the ability to prevent the taking of business decisions in the corporation, with the exception of decisions in the matters of sale or liquidation of most businesses of the corporation, or fundamental changes of these businesses.

•	“CONTROLLING CORPORATION” means a company that has control, as defined above, of a foreign mobile radio telephone operator.

•	“FOREIGN MOBILE RADIO TELEPHONE OPERATOR” means an operator of a mobile telephone system abroad, through which mobile telephone services are provided to at least 500,000 subscribers.

•	“INTERESTED PARTY” means a person who either directly or indirectly holds 5% or more of any type of means of control, including holding as an agent.

Our permit regarding cross ownership

     Our license generally prohibits cross-control or cross-ownership among competing mobile telephone operators without a permit from the Ministry of Communications. In particular, Partner, an Office Holder or an Interested Party in Partner, as well as an Office Holder in an Interested Party in Partner may not control or hold, directly or indirectly, 5% or more of any means of control of a competing mobile radio telephone operator. Our license also prohibits any competing mobile radio telephone operator or an Office Holder or an Interested Party in a competing mobile radio telephone operator, or an Office Holder in an Interested party in a competing mobile radio telephone operator or a person or corporation that controls a competing mobile radio telephone operator from either controlling, or being an Interested Party in us.

     However, our license, as amended on April 14, 2002 also provides that the Ministry of Communications may permit an Interested Party in Partner to hold, either directly or indirectly, 5% or more in any of the means of control of a competing mobile radio telephone operator if the Ministry of Communications is satisfied that competition will not be harmed, and on the condition that the Interested Party is an Interested Party in Partner only by virtue of a special calculation described in the license and relating to attributed holdings of shareholders deemed to be in control of a corporation.

     An indirect shareholder of Elbit, Discount Investment Company Ltd., is deemed to be an Interested Party in both Partner and Cellcom by virtue of the special calculation described above. Accordingly, we applied for and received a permit from the Ministry of Communications which authorized Discount’s indirect ownership of equity in both Partner and Cellcom. Our permit was also amended on April 14, 2002 and on June 2, 2002. Our permit contains certain guidelines which apply to Discount and the related companies PEC Israel Economic Corporation, Elron Electronic Industries Ltd., the parent of Elbit, Elbit and IDB Development Company Ltd., the parent of Discount, and persons who control any one of them (collectively, the “IDB Group”). Our permit establishes limits on the holdings of the IDB Group in the equity of Cellcom and Partner. Changes in these holdings require a permit from the Ministry of Communications, and may require Elbit to significantly reduce its holdings in Partner. In addition, our permit limits the number of directors of Partner that may be appointed by the IDB Group. Our permit also limits the exchange of information regarding Partner within the IDB Group and its subsidiaries, limits the involvement of the two directors and office holders of Discount Investment Company Ltd. who are also directors of Cellcom in matters relating to Partner, and prohibits these directors from certain activities within the IDB Group which would provide them with access to information about Partner.

ISP license

     On March 7, 2001, we received a special license issued by the Ministry of Communications, allowing us through our own facilities to provide internet access to both mobile and fixed network customers. The license is valid until March 2003. We applied to the Ministry of Communications for an extension.

Antenna site permits

Permits of the Ministry of Environment

     Pursuant to the Pharmacists (Radioactive Elements and Products) Regulations, 1980 (the “Pharmacists Regulations”) issued under the Pharmaceutics Ordinance, the Ministry of the Environment is empowered to grant erection permits and operation permits for our antennae. The granting of such permits is subject to the satisfaction of conditions to which we are subject under the Pharmacists Regulations. The application to the Ministry of Environment must include a discussion of the type of device, its impact on the environment both during ordinary operation and in times of fault, and details of the possible dangers posed by the device and the manner in which these dangers may be prevented or neutralized. In addition, the application includes an engineer’s sketch of the device and its related equipment. The Pharmacists Regulations further provide that the permits granted by the Ministry of Environment are for a one-year period.

     The Ministry of the Environment has adopted the International Radiation Protection Agency’s standard as a basis for the consents it gives for the erection and operation of our antennae. This standard is an international standard based upon a number of years of scientific study.

Local building permits

     The Planning and Building Law requires that we receive a building permit for the construction of our antennae. The local committee or local licensing authority in each local authority is authorized to grant building permits, provided such permits are in accordance with the local, regional, and National Building Plan No. 36 which came into effect on June 15, 2002. The local committee is made up of members of the local municipal council. The local committee is authorized to delegate certain of its powers to subcommittees on which senior members of the local authority may sit.

     The local committee examines the manner in which an application for a building permit conforms to the plans applying to the parcel of land that is the subject of the application, and the extent to which the applicant meets the requirements set forth in the Planning and Building Law. The local committee is authorized to employ technical, vista, and aesthetic considerations in its decision-making process. The local committee may grant building permits that are conditioned upon the quality of the construction of the structure, the safety of flight over the structure, and the external appearance of the structure. Every structure located on a certain parcel of land must satisfy the requirements and definitions set forth in the building plan applicable to such parcel.

     A decision by a local committee not to grant a building permit may be appealed to the District Appeals Committee. A person harmed by the ruling of the District Appeals Committee may have such ruling examined judicially by means of an administrative petition to the District Court sitting as an Administrative Affairs Tribunal.

National Building Plan No. 36

     National Building Plan No. 36 which came into effect on June 15, 2002 regulates the growth of telecommunications infrastructure in Israel. Chapter A of National Building Plan No. 36 sets forth the licensing, view, flight safety and electromagnetic radiation requirements for the construction of mobile radio telephone infrastructure. National Building Plan No. 36 was recently approved by the Israeli government, after the National Committee removed from the draft a provision which would have required notification to owners of adjoining assets of an intention to erect an antenna site in a residential area. National Building Plan No. 36 also adopts the radiation emission standards set by the International Radiation Protection Agency which were also previously adopted by the Ministry of the Environment. We believe that we currently comply with these standards.

     Other Approvals. The construction of our antennae may be subject to the approval of the Civil Aviation Administration which is authorized to ensure that the construction of our antennae does not interfere with air traffic, depending on the height and location of such antennae. The approval of the Israeli Defense Forces is required in order to coordinate site frequencies so that our transmissions do not interfere with the communications of the Israel Defense Forces.

     We have received type approval from the Ministry of Communications for all of the handsets and other terminal equipment we sell. The Ministry of the Environment also has authority to regulate the sale of handsets in Israel. However, in accordance with the current practice among mobile telephone operators in Israel, we have not obtained approvals or exemptions from the Ministry of the Environment for the handsets we provide because, to date, neither the Ministry of the Environment nor the Ministry of Health has issued standards for the permitted level of radiation emissions from handsets. However, as of June 15, 2002, we have been required to provide information to purchasers of handsets on the Specific Absorption Rate, or SAR, of the handsets as well as its compliance with certain standards pursuant to a regulation promulgated by the Ministry of Industry and Trade under the Consumer Protection Law.

     We, like other mobile telephone operators in Israel, provide repeaters, also known as bi-directional amplifiers, to subscribers seeking an interim solution to weak signal reception within specific indoor locations. These repeaters, which we install at the subscribers’ premises upon their request, consist of an indoor box attached to a small outdoor antenna of between 40 and 70 cm (approximately one to two feet), receive signals from a network antenna site and amplify them within a specific room or rooms. The radiation emission from these outdoor antennae is comparable to that of the handset whose signal it is transmitting. In light of the lack of a clear policy of the local planning and building authorities, and in light of the practice of the other mobile telephone operators, we have not requested permits under the Planning and Building Law for the repeaters. However, we have received from the Ministry of Communications a type approval for the repeaters. We have also approached the Ministry of the Environment, asserting that no permits are necessary for the repeaters, based on the Ministry’s previous advice that permits are not necessary for devices with comparable levels of emission called “Fixed Cellular Terminals.”

4C. Organizational Structure

     We have one wholly owned subsidiary, Partner Future Communications 2000 Ltd., an Israeli corporation.

4D. Property, Plants and Equipment

Headquarters

     We lease our headquarter facilities in Rosh Ha-ayin, Israel, as follows:

(1)	Main office at 8 Amal St.—a building of 10,532 square meters plus 6,345 square meters mainly for parking. The lease agreement is for a 20 year period commencing on June 1998. We have an option to shorten the lease period by five to fifteen years.

(2)	Call center at 14 Amal St.—a building of 7,874 square meters plus 5,474 square meters of parking. During 2002, we decided to terminate the lease agreement in favor of a new building (see 3. below). The move will be completed in the first half of 2003.

(3)	Main office at 6 Amal St.—a building of 9,172 square meters plus 14,877 square meters of parking and service areas. In 2003, we will increase our lease to 18,151 square meters and 14,877 square meters for parking and service areas. The lease agreement is for a 16 year period commencing in November 2002. We have an option to shorten the lease period by five to ten years.

     We lease another call center at 5 Kornas St. in Haifa—a building of 2,525 square meters. The lease agreement is for a 5 year period commencing in November 2001. We have the option to extend the lease period for 6 years.

Network sites

     We lease most of the sites where our mobile telecommunications network equipment is installed throughout Israel. At December 31, 2002, we had 2,035 antenna sites (including micro-sites). The lease agreements relating to our cell sites are generally for periods of two to three years. We have the option to extend the lease periods to ten years (including the original lease period).

Service centers and points of sale

     Lease agreements for our retail stores and service centers are for periods of two to five years. We have the option to extend the lease periods to twenty additional years (including the original lease period). The average size of our retail stores and service center is approximately 230 square meters. See also Note 8a(2)(b) to our consolidated financial statements.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following operating and financial review and prospects are based upon and should be read in conjunction with our financial statements and selected financial data, which appear elsewhere in this annual report. You should also read the risk factors appearing elsewhere in this annual report for a discussion of a number of factors that affect and could affect our financial condition and results of operations.

5A. Operating results

     We were formed in September 1997. We submitted our bid to the Ministry of Communications for our license on October 28, 1997. The Ministry of Communications awarded us our license on April 7, 1998, and we began full commercial operations to the general public in January 1999.

     See “Item 4A. Information on the Company—History and Development of the Company” for significant events since we commenced commercial operations and “Item 5B. Liquidity and Capital Resources” for information on the costs required to build and expand our network and services.

Revenues

     Our principal source of revenues is from the sale of network services, primarily network airtime usage fees, and is denominated primarily in shekels. In each of 2002, 2001 and 2000, approximately 54% of network airtime usage fees were derived from outgoing calls, with the remainder generated from incoming calls, roaming and value-added services. We also derive revenues from sales of handsets, car kits, accessories and handset maintenance services to subscribers as well as other services. Network airtime usage fees comprise payments from subscribers originating calls on our network, payments received from other telecommunications network operators for delivering calls originating on their networks and terminating on our network and from foreign GSM network operators for calls made by their roaming customers while in Israel using our network, also called “in-roaming.” In addition, we receive payments from our subscribers for calls they originate on networks located outside of Israel, or “out-roaming.” We recognize revenues from airtime usage at the time we provide the service to the subscriber. We recognize revenues from handset sales only upon delivery and the transfer of ownership to the subscriber.

     The Ministry of Communications has promulgated regulations that, coupled with a change effected in the mobile telephone operators’ licenses, impose a uniform call termination tariff. The uniform tariff, originally NIS 0.54 per minute, fell to NIS 0.50 on January 1, 2001 until January 1, 2003, at which point it was reduced to NIS 0.45 per minute. For more information, see “Item 4B. Business Overview—Interconnection”. These changes will substantially decrease our revenues from incoming calls, and will also to a lesser extent decrease our cost of revenues. Had the call termination tariffs been reduced to NIS 0.45 per minute for all of 2002, the proforma negative impact on our revenues and net income would have amounted to approximately NIS 110 million and NIS 62 million, respectively, as a result of the reduction in the call termination tariffs that we would have collected and paid, together with the related royalties.

Cost of revenues and other operating expenses

Our principal operating expenditures are:

•	subscriber acquisition costs, including primarily handset and car-kit costs and commissions to dealers;

•	upgrade and retention costs;

•	network operations costs;

•	interconnect fees paid to the fixed-line and other telecommunication network operators in Israel for calls made by our subscribers carried by or terminating on the other networks;

•	charges paid to foreign GSM network operators for services provided to our subscribers while outside Israel using their networks;

•	charges for leases and maintenance;

•	costs of replacing or repairing damaged handsets;

•	advertising and promotion;

•	customer services costs;

•	employee salaries and related expenses;

•	depreciation relating to our network-related assets and amortization of our license; and

•	royalties paid to the Israeli government under our license.

     Our average subscriber acquisition costs, per subscriber, for 2002 were NIS 470 ($99), compared to NIS 458 in 2001 and NIS 819 in 2000. The slight increase in average subscriber acquisition costs is attributed primarily to the increasing percentage of business subscribers amongst our new subscribers, for whom we have traditionally incurred higher subscriber acquisition costs compared to other new subscribers, and higher prices of more sophisticated handsets, resulting in higher handset subsidies. Average subscriber acquisition costs may increase slightly during 2003, if handset prices on newer sophisticated models remain high, which may lead to an increase in the handset subsidies that we provide.

     We anticipate that interconnect fees, royalties to the Israeli government and costs related to the replacement and upgrading of handsets will continue to grow in line with the growth of our subscriber base. In addition, because of the importance of the Orange Brand to our strategy, we expect to continue to incur significant advertising and marketing costs for the foreseeable future in order to maintain and enhance the strength of the brand.

     Pursuant to the Telecommunication (Royalties) Regulations, 2001, we must pay royalties to the State of Israel every quarter based on our chargeable revenues (as defined in the regulation, including airtime, monthly subscription fees, roaming services and non-recurring) from mobile telephone services, on a cumulative basis, excluding value added tax. Revenues for purposes of royalty calculation also exclude revenues transferred to other telecommunications license holders, bad debts, payments for roaming services to foreign mobile telephone operators and certain other revenues. The regulation provided a rate of 5% of our chargeable revenues in 2001 and 4.5% in 2002, and provides a rate of 4% in 2003 and 3.5% from 2004. Before the regulation became effective on January 1, 2001, the rate had been 8%, and the basis on which the royalties were calculated had been narrower than it is now.

Churn

     Churn refers to subscriber disconnections from network services, either involuntary or voluntary, and from June 2001, subscribers who have not generated revenue for the Company for a period of over the last six consecutive months ending at a reporting date. Involuntary churn includes disconnections due to non-payment of bills or suspected fraudulent use, and voluntary churn includes disconnections due to subscribers switching to a competing mobile telephone network or terminating their use of our services. Since we only launched full commercial operations in January 1999, and since until mid 2002 each Israeli operator used different technologies our current churn rates are not necessarily indicative of our future churn rates. Our annual churn rate was 10.9% for 2002, compared to 5.8% for 2001 and 5.5% for 2000.

     We believe that the increase in the churn rate in 2002 is attributed predominately to increased churn in the prepaid sector and churn from those subscribers who joined the network in 1999 with three year commitment periods, as well as increasing competition.

     We anticipate churn for 2003 to increase to a level of between 15% to 18% driven by increasing churn in the pre-paid sector caused primarily by higher turnover in the base of foreign workers in Israel, and increasing competition affecting all sectors.

     We recognize that managing subscriber churn is an important factor in maximizing revenue and cash flows. In order to control churn caused by subscribers voluntarily terminating our service, we attempt to ensure that our service is high quality and competitive. We use our advanced information technology systems as a tool to understand, monitor and control voluntary churn. We have a retention team within our customer services group that makes follow-up phone-calls to subscribers who call us with complaints or problems in order to resolve any problems and to retain the subscribers on the network. We have developed several retention and churn prevention plans to retain our subscribers. Some of these plans are based on a subscriber’s ranking according to financial and economic parameters. In addition, we have developed tools to predict a subscriber’s potential to churn from our network, thus enabling us to proactively approach the subscriber with an attractive offering. We also host exclusive subscriber events, such as shows and parties for subscribers, in order to encourage subscriber loyalty.

Critical accounting policies and estimates

     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses during the reportitng period. On an ongoing basis, we evaluate our estimates, including those related to long-lived assets, bad debts, inventories, income taxes, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     Please refer to Note 1 to our consolidated financial statements included in this Annual Report on Form 20-F for the year ended December 31, 2002 for a summary of all of Partner’s significant accounting policies.

     We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Long-lived assets

     We have substantial investments in tangible and intangible long-lived assets, primarily our communications network and our license. Changes in technology or changes in our intended use of these assets may cause the estimated period of use or the value of these assets to change. We amortize our communications network by the straight-line method over 6.7 years (15% per year). We amortize our license by the straight-line method over the utilization period of the license, which is based upon the license period. Following the extension of the license period the amortized balance of this license is amortized as of 2002 over the period ending in 2022, subject to the changes in utilization period. We review our communications network and license for impairment annually, according to the economic environment and technological developments in the cellular industry, and whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. On January 1, 2002, we adopted FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” FAS 144 requires that long-lived assets, to be held and used by an entity, be reviewed for impairment and, if necessary, written down to the estimated fair values, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through undiscounted future cash flows.

Allowance for doubtful accounts

     We maintain allowance for doubtful accounts for estimated losses resulting from the inability of our subscribers to make required payments. We base our allowance on the likelihood of recoverability of accounts receivable based on the aging of the balances, our historical write-off experience, net of recoveries, changes in the credit worthiness of our customers, and taking into account current collection trends that are expected to continue. These estimated allowance are periodically reviewed, analyzing the subscribers’ payment history. The allowance charged to expenses is determined in respect of specific debts doubtful of collection, calculated as a specified percentage of the outstanding balance in each debt age group, with the percentage of the allowance increasing as the age of the debt increases. For example, a debt that is between 1-1.5 years overdue is reserved for at the rate of 94%. The debt becomes fully reserved once it is 1.5 years overdue. Actual customer collections could differ from our estimates. For example, if the financial condition or our customers were to deteriorate, additional allowances may be required. Our bad debt expenses as a percentage of revenues were 1.6%, 0.5% and 0.3% for the years ended December 31, 2000, 2001 and 2002, respectively.

Deferred income taxes

     Deferred taxes are determined utilizing the asset and liability method, based on the differences between the amounts presented in our financial statements and those taken into account for tax purposes, in accordance with the related tax laws. Valuation allowances are included in respect of deferred tax assets when it is more likely than not that no such assets will be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. Due to the uncertainty as to utilization of the tax losses carryforward, full valuation allowance was provided to reduce our deferred tax assets, because in the foreseeable future it is less likely than not to be realized. Management evaluates the realizability of the deferred tax assets on a current basis and assesses the need for valuation allowances. If it were determined that we would be able to realize a deferred tax asset in excess of its net recorded amount, an adjustment to deferred tax assets would increase income.

Contingencies and litigation

     As described in Note 8b to our consolidated financial statements, we are party to various claims arising in the ordinary course of our operations. In determining whether liabilities should be recorded for pending litigation claims, we assess, based on the advice of our outside legal counsel, the allegations made and the likelihood of our success.

     When we believe that it is probable that we will not prevail in a particular matter, we then estimate the amount of the liability. The evaluation of the probability of success of such claims and the determination of whether there is a necessity to include a provision in respect thereof requires judgment by our outside legal counsel and management. Should the outcome of such litigation be adversely determined, and if the amount of the claim is substantial, it is possible that our results of operations or liquidity in a particular period could be materially affected by these contingencies.

Revenue recognition

     As described in Note 1j to our consolidated financial statements, we recognize revenues as services are rendered. We recognize service revenues based upon minutes of use processed, net of credits and adjustments for services discounts. As a result of our billing cycle cut-off times, we are required to make estimates for services revenue earned but not yet billed at the end of each quarter. These estimates are based primarily upon historical minutes of use processed.

     Actual billing cycle results and related revenue may vary, depending on subscriber usage and rate plan mix, from the results estimated at the end of each period. Material differences may result between our estimates and the actual amount and timing of our revenue for any period.

Inventories

     We write down our inventory for estimated obsolescence or unmarketable inventory based on an analysis of inventory agings, assumptions about future demand and market conditions. Changes in technology may require us to provide additional reserves. If actual demand and/or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Handset warranty obligation

     Until 2002, a provision for warranties was not made, as our liability was covered by the handset suppliers’ warranties. As of 2002, we have entered into several agreements under which the suppliers do not provide any warranty but rather provide additional handsets to satisfy their warranty obligation. In these cases we provide for warranty costs at the same time as the revenues are recognized. The costs associated with product warranties that we provide to our customers require us to make estimates and assumptions regarding the extent of future warranty issues and related costs. Should actual handset failure rates, material usage or service costs differ from management’s estimates, revisions to the estimated warranty liability would be required.

Information on Israel

     We are incorporated under the laws of, and our offices and network facilities are located in, the State of Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel. Our operations would be materially adversely affected if major hostilities involving Israel should occur or if trade between Israel and its present trading partners should be curtailed.

Political and economic conditions

     Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. However, a peace agreement between Israel and Egypt was signed in 1979, a peace agreement between Israel and Jordan was signed in 1994 and, since 1993, several agreements between Israel and Palestinian representatives have been signed. In addition, Israel and several other Arab States have announced their intention to establish trade and other relations and are discussing certain projects. To date, Israel has not entered into any peace agreement with Syria or Lebanon. There is substantial uncertainty about how the “peace process” will develop or what effect it may have upon us. Since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinians which has resulted in increased violence, and the situation has recently worsened due to the possibility of an Iraqi attack against Israel in response to an attack by the United States and its allies against Iraq. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. Ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on our business, financial condition or results of operations.

     Generally, male adult citizens and permanent residents of Israel under the age of 45, unless exempt, may be required to perform between 36-45 days of military reserve duty annually. Certain reserve soldiers may be required to serve more.

     Some of our directors, officers and employees are currently obligated to perform annual reserve duty. Additionally, all such reservists are subject to being called to active duty at any time under emergency circumstances. We cannot assess the full impact of these requirements on our workforce and business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations. Under emergency circumstances, the government also has the right to revoke temporarily some of the spectrum granted to us, to protect the security of the State of Israel or to ensure the provision of necessary services to the public. This may materially harm our ability to provide services to our subscribers in such emergency circumstances.

Results of operations for the year ended December 31, 2002 compared to the year ended December 31, 2001

     We had 1,837,000 subscribers as of December 31, 2002 compared to 1,458,000 subscribers as of December 31, 2001, an increase of 26%. For the year ended December 31, 2002 we had revenues of NIS 4,055 million ($856 million) compared to NIS 3,249 million for 2001. The increase was attributable mainly to the increase in our subscriber base. We expect the rate of increase in our revenues to go down, as the Israeli cellular market approaches saturation and interconnect tariffs are reduced as mandated by the regulator.

     Average monthly revenue per subscriber, or ARPU, for the year ended December 31, 2002 was NIS 183 ($39), compared to NIS 214 in 2001. The primary cause of this reduction was the increasing percentage of prepaid subscribers in our subscriber base, which have historically provided below-average ARPU. We expect ARPU to decline moderately during 2003 mainly due to the reduction in the interconnect tariffs, with a reduction to levels of approximately NIS 165-170 ($35-36), or NIS 8-13 ($1.7-2.7) lower than ARPU in the fourth quarter of 2002.

     Our cost of revenues for the year ended December 31, 2002 was NIS 3,069 million ($648 million), compared to NIS 2,719 million in 2001. This amounted to 76% of our revenues for the year ended December 31, 2002, compared to 84% in 2001. The increase in our cost of revenues in 2002 over 2001 was driven primarily by interconnect and other network expenses related to higher subscriber numbers and usage, offset by a decrease of NIS 113 million ($24 million) in our license amortization expenses as a result of the extension of our license until 2022. Our cost of revenues as a percentage of our revenues was lower in 2002 than in 2001, primarily due to the increasing economies of scale that result from the fact that a portion of our costs are not directly correlated to our revenues.

     Our selling and marketing expenses, which consist primarily of expenses related to advertising and public relations, commissions paid to dealers, distributors and salaries of personnel involved in these activities, were NIS 308 million ($65 million) for the year ended December 31, 2002, compared to NIS 293 million in 2001. This amounted to 8% of our revenues in 2002, compared to 9% in 2001. The stability in these expenses was driven primarily by efficient cost management. The slight increase in selling and marketing expenses was due to increased marketing efforts in response to increased competition. We expect selling and marketing expenses to increase in 2003 as we continue to support the Orange Brand in anticipation of increased competition.

     General and administrative expenses for the year ended December 31, 2002 were NIS 144 million ($30 million) compared to NIS 134 million in 2001. This amounted to 4% of our revenues in 2002 compared to 4% in 2001. The increase in these expenses was driven primarily by insurance costs and also resulted from the fact that in 2001, we received a refund in the amount of approximately NIS 24 million from Bezeq following the Ministry of Communications’ interim settlement regarding our dispute on bad debt collection. We expect that general and administrative expenses will remain relatively stable in 2003.

     We had an operating profit for the year ended December 31, 2002 of NIS 533 million ($113 million) compared to NIS 103 million in 2001. The increase in operating profit was achieved by our subscriber growth, accompanied by increasing economies of scale.

     We had net financial expenses for the year ended December 31, 2002 of NIS 445 million ($94 million) compared to NIS 401 million in 2001, an increase of NIS 44 million. The increase in net financial expenses is attributed mainly to an increase of NIS 222 million in our average total debt outstanding, higher interest rates set by the Central Bank of Israel and the effect of the shekel devaluation on our US $175 million senior subordinated notes.

     Our net income in 2002 was NIS 84 million ($18 million) compared to a net loss of NIS 303 million in 2001.

Results of operations for the year ended December 31, 2001 compared to the year ended December 31, 2000

     We had 1,458,000 subscribers as of December 31, 2001 compared to 834,000 subscribers as of December 31, 2000. For the year ended December 31, 2001 we had revenues of NIS 3,249 million compared to NIS 2,104 million for 2000. The increase was attributable mainly to a 75% increase in our subscriber base.

     Average monthly revenue per subscriber, or ARPU, for the year ended December 31, 2001 was NIS 214, compared to NIS 306 in 2000. The primary cause of this reduction was the increasing percentage of prepaid subscribes in our subscriber base, which have historically provided below-average ARPU.

     Our cost of revenues for the year ended December 31, 2001 was NIS 2,719 million compared to NIS 2,162 million in 2000. This amounted to 84% of our revenues for the year ended December 31, 2001 compared to 103% in 2000. Our cost of revenues as a percentage of our revenues was lower in 2001 than in 2000, primarily due to the increasing economies of scale that result from the fact that a substantial portion of our costs are not directly correlated to our revenues, combined with the decrease in the handset subsidies we provided to the customers who joined the network during 2001. Consequently, we experienced a gross profit during 2001, compared to a gross loss during 2000.

     Our selling and marketing expenses, which consist primarily of expenses related to advertising and public relations, commissions paid to dealers, distributors and salaries of personnel involved in these activities, were NIS 293 million for the year ended December 31, 2001 compared to NIS 328 million in 2000. This amounted to 9% of our revenues in 2001, compared to 16% in 2000. The decrease in these expenses as a percentage of revenue was driven primarily by more efficient cost management.

     General and administrative expenses for the year ended December 31, 2001 were NIS 134 million compared to NIS 155 million in 2000. This amounted to 4% of our revenues in 2001 compared to 7% in 2000. The decrease in these expenses was primarily due to a refund received from Bezeq following the Ministry of Communications’ interim settlement regarding our dispute with Bezeq on bad debts’ collection.

     We had an operating profit for the year ended December 31, 2001 of NIS 103 million compared to an operating loss of NIS 540 million in 2000. The increase in operating profit was achieved by our subscriber growth, accompanied by increasing economies of scale and lower total subscriber acquisition costs. During 2001 total subscriber acquisition costs were NIS 316 million compared to NIS 424 million in 2000.

     We had net financial expenses for the year ended December 31, 2001 of NIS 401 million compared to NIS 229 million in 2000. Our net financial expenses increased from 2000 to 2001 by NIS 172 million, and our total debt increased by NIS 265 million. The increase in net financial expenses was attributed mainly to an increase in our average total debt outstanding and the effects of currency fluctuations on the outstanding principal of our senior subordinated notes, which are denominated in US dollars.

     Our net loss in 2001 was NIS 303 million compared to NIS 769 million in 2000.

Impact of inflation and exchange rate fluctuations

     Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, through December 31, 2002, a substantial amount of our operating expenses were linked to non-shekel currencies. These expenses related mainly to the acquisition of handsets where the price paid by us is based on various foreign currencies. In addition, a substantial majority of our capital expenditures are incurred in, or linked to, non-shekel currencies, and our notes are denominated in US dollars and require US dollar interest payments. Thus, any devaluation of the shekel against the non shekel currencies will increase the shekel cost of our non-shekel denominated or linked expenses. Such an increase may have an adverse impact on our results, which may be material. We hedge some of our foreign currency commitments, but we do not currently hedge the principal payable on our notes due 2010.

     Although we have the ability to borrow under our bank credit facility in US dollars and Euros, our borrowings are primarily in shekels, and part of our shekel bank borrowings are linked to the Israeli CPI. We may not be permitted to raise our tariffs pursuant to our license in a manner that would fully compensate for any increase in the Israeli CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue.

Compensation charge related to grant of employee stock options

     At December 31, 2002, there were options to purchase 6,611,110 ordinary shares outstanding at an average exercise price of NIS 18.001 per share. See note 9 to the Financial Statements. We have recognized a non-cash charge equal to the difference between the exercise price of the options and the market value of the underlying shares at the time they were granted. The compensation cost determined under APB 25 and charged against income in the years ended December 31, 2000, 2001 and 2002, was NIS 56,618,000, NIS 20,699,000 and 8,957,000 ($1,891,000), respectively.

5B. Liquidity and Capital Resources

Liquidity

     The mobile telephone business is highly capital intensive, requiring significant capital to acquire a license, construct mobile telecommunications networks and fund operating losses. The capital requirements of our network are determined by the coverage desired, the expected call traffic and the desired quality and variety of services. Network construction costs are mainly related to the number of cells in the service area, the number of radio channels in the cell and the switching equipment required.

     Until August 1998, our principal sources of funds were loans and other borrowings from principal shareholders and a bridge loan facility, all of which have been repaid out of the proceeds from our initial public offering. In August 1998, we entered into a credit facility to finance the development of our network and business. In October 1999, we completed our initial public offering of ordinary shares in the form of American Depositary Shares, and received net proceeds of approximately NIS 2,092 million. We used part of these net proceeds to repay approximately NIS 1,494 million in indebtedness to our principal shareholders, and the remainder to finance the continued development of our business. In July 2000, we entered into an Amending and Rescheduling Agreement, which amended our credit facility, increasing the amount available to $750 million, subject to the meeting of defined milestones. In August 2000, we completed an offering of $175 million aggregate principal amount of unsecured senior subordinated notes due 2010. The net proceeds from this offering (approximately $170.5 million after deducting commissions and offering expenses) were used mainly to repay a portion of the outstanding indebtedness under our credit facility.

     Currently, the main sources of our liquidity are:

•	our operating cashflows;

•	our credit facility; and

•	factoring long-term trade receivables.

     We generated positive cashflow from operations amounting to NIS 682 million ($144 million) in 2002, compared to NIS 423 million in 2001. The difference was primarily due to increased operating profits in 2002 as compared to 2001. Cashflow used in investing activities was NIS 816 million ($172 million) in 2002, compared to NIS 629 million in 2001. The increase was mainly due to our paying for additional spectrum that we had acquired in 2001. Cash provided by financing activities was NIS 130 million ($27 million) in 2002, compared to NIS 211 million for 2001. The decrease is primarily due to the decrease of net borrowings under our long-term loans.

     On December 31, 2002, we entered into an Amending Agreement to the Facility Agreement, which amended our credit facility, decreasing the amount available to $710 million. Our credit facility is divided into three tranches: a $410 million multicurrency term loan facility (facility A), a $150 million revolving multicurrency loan facility (facility B), and a $150 million shekel term loan facility (facility C). All facilities are provided by Israeli banks and Citibank N.A., with Bank Leumi Le-Israel B.M. as facility agent.

     Facilities A and B of our credit facility may be drawn in shekels, US dollars or euros, provided that not less than 60% of the outstanding advances under facilities A and B, at any time, must be in shekels and that not more than 40% of the outstanding advances under facilities A and B may be drawn in US dollars or euros. Facility C may be drawn only in shekels. It is our intention to draw amounts under the credit facility primarily in shekels. Under the amended credit facility, facility A is available for drawing until March 31, 2003, facility B is available for drawing until June 30, 2008 and facility C is available for drawing until December 31, 2004. At December 31, 2002, the balances available for drawing were approximately $29 million under facility A, $12 million under facility B, and $150 million under facility C, and at February 28, 2003 the balances available for drawing were approximately $30 million under facility A, $6 million under facility B, and $150 million under facility C.

     Repayment under facility A will begin on March 31, 2003 and will continue until June 30, 2008, repayment under facility B will begin on June 30, 2008, and repayment under facility C will begin on March 31, 2005 and will continue until June 30, 2009.

     Another source of our liquidity results from our factoring on a non-recourse basis most of our long-term trade receivables resulting from sales of handsets. We record the transfer of accounts receivable as a sales transaction under the provisions of Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments

of Liabilities. During the years ended December 31, 2001 and 2002, we factored approximately NIS 180 million and NIS 210 million ($44 million), respectively, from long-term trade receivables. The resulting costs amounted to approximately NIS 9 million and NIS 10 million for the years ended December 31, 2001 and 2002, respectively, and are charged to “Financial expenses-net”, as incurred.

Commitments and contractual obligations

     As a result of obtaining GSM 1800 and UMTS third generation spectrum bands in the December 2001 spectrum auction in Israel, we have payment obligations with respect to each of those spectrum bands. We are committed to pay NIS 180 million (approximately $38 million) for the GSM 1800 spectrum, in two installments. The first installment, in the amount of NIS 108 million (approximately $23 million) was paid in February 2002, and the second installment in the amount of NIS 72 million (plus interest at the rate set by the Accountant General of the Israeli Ministry of Finance) is payable no later than December 31, 2003.

     We are also committed to pay NIS 220 million (approximately $46 million) for the UMTS third generation spectrum, in six installments. The first two installments, totaling NIS 100 million (approximately $21 million), were paid in February and June 2002, and the remaining four installments (plus interest at the rate set by the Accountant General of the Israeli Ministry of Finance) are payable no later than June 1, 2003, 2004, 2005 and 2006 in amounts equal to NIS 31 million, NIS 35 million, NIS 33 million and NIS 22 million, respectively.

     Since the additional spectrum has only been received in part, the assets recorded on our balance sheet reflect only the cost of spectrum actually received and advances paid on account of spectrum still to be received, including interest costs (relating to loans and credit which served to finance the license fee) which were incurred until the commencement of utilization of the license and which were capitalized along with the cost of the license.

     From January 1, 2000 to December 31, 2002, we made cumulative net capital expenditures of approximately NIS 1,701 million, of which NIS 556 million ($117 million) was incurred in 2002. We expect that capital expenditures for our network will continue to represent the largest portion of our total capital expenditures over the next few years. We expect to incur approximately NIS 700 million ($148 million) of capital expenditures in 2003, primarily in order to increase the capacity of our GSM network through the installation of GSM 1800 antennas. We estimate that building out our UMTS network will cost approximately $300 million over the three to five years from the beginning of the network build-out, with approximately $150 million in capital expenditures required in the first 12 months of the build-out. The UMTS third generation network build-out is expected to begin towards the second half of 2003.

     Set forth below are our contractual obligations and other commercial commitments over the medium term.

	Payments due by period (NIS in thousands)

		Less than			After 5
Contractual Obligations	Total	1 year	1-3 years	4-5 years	years

Long-Term Debt	2,642,031	0	997,463	815,593	828,975
Capital Lease Obligations	—	—	—	—	—
Operating Leases	247,086	101,192	113,425	21,917	10,552
Unconditional Purchase Obligations:
GSM 1800 spectrum	70,000	70,000	—	—	—
UMTS third generation spectrum	132,000	34,000	98,000	—	—
Handsets	203,000	203,000	—	—	—
Fixed Assets	41,000	41,000	—	—	—
Other Long-Term Obligations	—	—	—	—	—

Total Contractual Cash Obligations	3,335,117	449,192	1,208,888	837,510	839,527

	Amount of commitment expiration per period
	(NIS in thousands)

	Total
	amounts	Less than			Over 5
Other Commercial Commitments	committed	1 year	1-3 years	4-5 years	years

Lines of Credit	654,500	—	—	654,500	—
Standby Letters of Credit	—	—	—	—	—
Guarantees	122,159	24,922	26	103	97,108
Standby Repurchase Obligations	—	—	—	—	—
Other Commercial Commitments	—	—	—	—	—

Total Commercial Commitments	776,659	24,922	26	654,603	97,108

     We believe that funds from our operations, together with funds available under the credit facility, will provide us with enough liquidity and resources to fund our expected capital expenditure needs, including our plans to increase the capacity of our existing network and capital expenditures associated with our UMTS third generation network build-out, as well as our obligations under our financing agreements, our license payments and our other material commitments. However, the actual amount and timing of our future requirements may differ materially from our estimate. In addition, we may be required to seek additional financing if:

•	Our assumptions regarding the costs associated with the offering of our new products prove be inaccurate;

•	We experience lower growth in our business or subscriber base than we currently anticipate; or

•	We experience unanticipated costs or competitive pressures.

5C. Research and Development, Patents and Licenses

     In order to compete in Israel’s highly penetrated mobile telephone market by attracting new subscribers and retaining existing subscribers, we must introduce new services based on the latest available technology in the mobile telephone industry and particularly in the GSM sector. We currently offer our subscribers a range of value added services, some of which were developed by outside companies. We have a strong relationship and are working with Hutchison Whampoa Limited, one of our principal shareholders, in connection with the development of products and services for UMTS third generation cellular communications. Hutchison is a global leader in UMTS third technology and, in particular, the deployment and development of UMTS third generation mobile networks and products and services worldwide. In August 2002, we signed a cost-sharing agreement with Hutchison Telecommunications Limited and its subsidiaries for the joint acquisition and development of information technology platforms and software solutions, hardware, content and other services, as well as joint marketing, promotion and communications activities in connection with UMTS third generation business. For more information, see “Item 7B. Related Party Transactions—Transactions with Affiliates.”

     We and our wholly-owned subsidiary, Partner Future Communications 2000 Ltd., or PFC, offer companies the opportunity to test their technologies on engineering test laboratories and on our network systems and in return enjoy the advantage of launching innovative services to our subscribers with a faster time to market. PFC has also invested in some small, high technology companies. PFC’s carrying value of the investments in these companies decreased in 2002 to NIS 3.5 million ($0.7 million).

5D. Trend Information

     Our business and results of operations have been affected by a number of trends, such as the significant growth in the Israeli mobile telephone market and the rapid growth in the demand for mobile telephones and mobile services. Growth in the use of the SMS has also contributed to the increase in demand for mobile data applications.

     There are several potential effects of these trends on our business. The rapid growth in the demand for mobile services increases penetration levels in the market. Historically, we have experienced rapid growth in the number of our subscribers and in our market share since we launched our network. As the Israeli market approaches saturation, we expect subscriber growth to decrease. We further expect that this decrease in our subscriber growth, together with Cellcom’s launch of its GSM services, will lead to increased competition among mobile operators and therefore increased churn. The increasing penetration has also affected the average monthly number of minutes our subscribers used in our network, which has been reduced over time, and which is expected to moderately decline in 2003. We are also affected by the market trends in the growing demand for value added services, and we are currently introducing to our subscribers advanced value added services, accessible through various interfaces and platforms including WAP, High Speed Circuit Switched Data, or HSCSD, services, SMS services and General Packet Radio Services, or GPRS. We forecast that the majority of any revenue growth in 2003 will be voice related, although we expect that data revenues will grow at a faster rate in 2003 than voice revenues.

     In order to provide UMTS third generation broadband cellular services, we will have to establish a UMTS third generation network and develop UMTS third generation services. Building and rolling-out a UMTS third generation network will require additional capital and operational expenditures. In addition, we believe that the commercial introduction of a UMTS third generation network and services is likely to significantly affect our business in further ways that we cannot fully foresee at present.

     For more information about other factors that may affect our results of operations, see “Item 3D. Key Information—Risk Factors.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. Directors and Senior Management

Directors

Name of Director	Age	Position

Fok Kin-ning, Canning	51	Chairman of the Board of Directors
Khoo Chek Ngee(1)(4)	60	Director
Tal Raz(1)(4)	41	Director
Avraham Bigger(1)(2)(3)(4)	56	Director
Ting Yu Chan(1)(4)	52	Director
Chow Woo Mo Fong, Susan	49	Director
Dori Dankner(1)	42	Director
Shmuel Dankner	72	Director
Robert Donald Fullerton(2)(3)	71	Director
Uzia Galil	77	Director
Erez Gissin(1)	44	Director
Amir Kess	41	Director
Pesach Shachar(1)	69	Director
Frank John Sixt	51	Director
Hans Roger Snook	54	Director
Carol Tsang	51	Director
Ben-Zion Zilberfarb(1)(2)(3)	53	Director

(1)	Member of the Executive Committee of the Board of Directors

(2)	Independent Director

(3)	Member of the Audit Committee

(4)	Member of the Compensation Committee

     FOK KIN-NING, CANNING has been a director of Partner since May 1998 and the Chairman of its Board of Directors since that time. Mr. Fok has been an Executive Director of Hutchison Whampoa Limited since 1984 and its Group Managing Director since 1993. He also serves as Chairman of Hutchison Telecommunications (Australia) Limited, Hutchison Harbour Ring Limited and Hutchison Telecommunications Limited (the holding company of the telecommunications interests of Hutchison Whampoa Limited). In addition, Mr. Fok is the Co-Chairman of Husky Energy Inc., the Deputy Chairman of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited. He is also a Director of Cheung Kong (Holdings) Limited. Mr. Fok holds a Bachelor of Arts degree from St. John’s University in Minnesota, United States and a diploma in financial administration from the University of New England in Australia. He is a member of the Australian Institute of Chartered Accountants. Mr. Fok was nominated as a director, and as the Chairman of the Board of Directors, by Advent pursuant to the relationship agreement described in “Item 7B. Major shareholders and Related Party Transactions—Related Party Transactions—Relationship Agreement.”

     KHOO CHEK NGEE has been a director of Partner since October 1997 and is the Chairman of the Executive Committee and the Chairman of the Compensation Committee. Since 1993, Mr. Khoo has been Group Managing Director of Hutchison Telecommunications Limited. From 1966 to 1993, he was with Singapore Telecommunications Pte. Ltd., rising to the position of Vice President of Mobile Communications in 1991. Mr Khoo holds a Bachelor of Science degree in Engineering from the London University Imperial College of Science and Technology, and he participated in the Advanced Telecommunications Management Program at the Center of Telecommunication Management, University of Southern California. Mr. Khoo was nominated as a director, and as a member of the Executive Committee, by Advent, pursuant to the relationship agreement described in “Item 7B. Major shareholders and Related Party Transactions—Related Party Transactions—Relationship Agreement.”

     TAL RAZ has been a director of Partner since November 2001 and is a member of the Executive Committee and the Compensation Committee. Mr. Raz is serving as Vice President Finance and Chief Financial Officer of Elron Electronic Industries since May 2002. Mr. Raz is Acting President and Chief Executive Officer since October 2001 as well as Chief Financial Officer of Elbit Ltd. The latter position he has held since he joined Elbit Ltd. in April 1997. Mr. Raz is a certified public accountant, and holds Bachelor of Arts and Master of Arts degrees in accounting and business administration from Baruch Collage, New York. Mr. Raz was nominated as a director, and as a member of the Executive committee, by Elbit.COM, pursuant to the relationship agreement described in “Item 7B. Major shareholders and Related Party Transactions—Related Party Transactions—Relationship Agreement.”

     AVRAHAM BIGGER has been a director of Partner since February 2000. Mr. Bigger is a member of the Executive Committee, the Audit Committee and the Compensation Committee of Partner. From 1998 to the present, he has been director and owner of Bigger Investments Ltd. and chairman and owner of Caniel Beverage Packaging Ltd. and Caniel Packaging Industries Ltd. Since February 2002, he has been the Chairman of Y.D. Vehicles and Transportation Ltd. He also serves on the boards of directors of several companies. He was the Chief Executive Officer of Menorah Insurance Company Ltd. and a member of the Board of Directors of Menorah during 1997. He served on the Board of Directors of Bank Leumi Le Israel B.M. and as a member of the Finance Committee and Credit Committee of this Bank during 1995. From 1993 to 1996, he was the Chief Executive Officer of Paz Oil Company Ltd. From 1986 to 1993, he was the Chief Executive Officer of the Israel General Bank Ltd., and prior to that, held various management positions in Clal Industries Ltd. He also served in various positions in the Israeli Ministry of Finance, including Special Assistant to the General Director of the Ministry of Finance. He received his Bachelor’s degree in Economics and Master of Arts degree in Business Management from the Hebrew University of Jerusalem.

     TING YU CHAN was a director of Partner from October 1997 to March 2000 and became a director again in May 2001. He is a member of the Executive Committee and the Compensation Committee. Mr. Chan is a director of Hutchison Telecommunications (Australia) Ltd. and Deputy Group Managing Director of Hutchison Telecommunications International Limited. Since joining the Hutchison Whampoa group, he has been closely involved in the management and development of Hutchison’s telecommunications business internationally. Mr. Chan holds a degree in Law and Arts (Maths), as well as a Postgraduate Certificate in Laws. Mr. Chan was nominated as a director, and as a member of the Executive Committee, by Advent, pursuant to the relationship agreement described in “Item 7B. Major shareholders and Related Party Transactions—Related Party Transactions—Relationship Agreement.”

     CHOW WOO MO FONG, SUSAN has been a director of Partner since August 1998. Mrs. Chow has been an Executive Director of Hutchison Whampoa Limited since 1993 and its Deputy Group Managing Director since 1998. She is a solicitor and holds a Bachelor’s degree in Business Administration. Mrs. Chow is also an Executive Director of Cheung Kong Infrastructure Holdings Limited and a Director of Hongkong Electric Holdings Limited, TOM.COM LIMITED, Hutchison Harbour Ring Limited and Hutchison Telecommunications Limited. Mrs. Chow was nominated as a director by Advent, pursuant to the relationship agreement described in “Item 7B. Major shareholders and Related Party Transactions—Related Party Transactions—Relationship Agreement.”

     DORI DANKNER has been a director of Partner since October 1997 and is a member of the Executive Committee. He is the chairman of Elleren (D.D.) Investments, a company whose shares are traded on the Tel Aviv Stock Exchange, and the Chief Executive Officer of D.S.D. Investments Ltd. Mr. Dankner is also a director of Matav, Dankner Investments Ltd., Israel Salt Industries Ltd., Dankner Infrastructure (D.D.) Ltd., Omega D.S. Investments Ltd. and Bareket D.S. Investments Ltd. He holds a Bachelor of Science degree in Industrial Engineering from Tel Aviv University and a Master of Business Administration degree in Finance and International Business from New York University. Dori Dankner is the son of Shmuel Dankner. Mr. Dankner was nominated as a director, and as a member of the Executive Committee, by Matav, pursuant to the relationship agreement described in “Item 7B. Major shareholders and Related Party Transactions—Related Party Transactions—Relationship Agreement.”

     SHMUEL DANKNER has been a director of Partner since October 1997. Mr. Dankner has been Chairman of the Board of Directors of Matav since 1988. He is the Chairman of the Board of Dankner Investments Ltd. The Dankner Group, which he co-founded in 1957, includes enterprises involved in banking; telecommunications; cable television; salt production and export; petrochemical and plastic production; and real estate development. Mr. Dankner holds a Bachelor of Science degree with highest honors in Chemical Engineering from the University of California—Berkeley and a Master of Science in Chemical Engineering from Columbia University, New York. In 1977, he received the Industry Prize from the Israel Association of Manufacturers for managerial achievements and initiative in developing the private industry. Shmuel Dankner is the father of Dori Dankner. Mr. Dankner was nominated as a director by Matav, pursuant to the relationship agreement described in “Item 7B. Major shareholders and Related Party Transactions—Related Party Transactions—Relationship Agreement.”

     ROBERT DONALD FULLERTON has been a director of Partner since February 2003. He became director of Canadian Imperial Bank of Commerce (CIBC) (formerly The Canadian Bank Of Commerce) in 1974. He joined the Bank in 1953 and served in a variety of positions in the branch system and the International Division including New York. He served in the following senior executive positions prior to becoming Chairman, President and Chief Executive Officer in 1985, Regional General Manager International, Regional General Manager Saskatchewan, Chief General Manager and President. During this period, he chaired many of the board committees including the Executive Committee and the Audit Committee. Mr. Fullerton retired as an Executive Officer in 1992 but remained on the board and continued to chair the Executive Committee until 1999. He continues to serve as a director. Mr. Fullerton Chairs the Audit Committee of George Weston Limited and is a member of the Audit Committees of CIBC, Hollinger Inc. and Asia Satellite Telecommunications Holdings Ltd. During his career he has served on the board of directors of a large number of both Canadian and international companies including I.B.M. Canada, Honeywell Inc., Amoco Petroleum

Canada, Orange plc, Ontario Hydro, Westcoast Energy, as well as many cultural and educational entities. He received a Bachelor’s degree in Arts from the University of Toronto in 1953.

     UZIA GALIL has been a director of Partner since August 1999. Mr. Galil currently serves as President and Chief Executive Officer of Uzia Initiatives and Management Ltd., a company specializing in the promotion and nurturing of new businesses associated with mobile communication, electronic commerce and medical information media, which he founded in November 1999. From 1962 until November 1999, Mr. Galil served as President and Chief Executive Officer of Elron Electronics Industries Ltd., an Israeli high technology holding company, which he founded and of which he also served as Chairman of the Board. From January 1981 until leaving Elron, Mr. Galil also served as Chairman of the Board of Directors of Elbit Ltd., an electronic communication affiliate of Elron, and as a member of the Boards of Directors of Elbit Systems Ltd., a defense electronics affiliate of Elron, and all other private companies held in the Elron portfolio. Mr. Galil currently serves as a member of the Boards of Directors of Orbotech Ltd., NetManage Inc., and as Chairman of Zoran Corporation. From 1980 to 1990, Mr. Galil served as Chairman of the International Board of Governors of the Technion. Mr. Galil holds a M.S. in Electrical Engineering from Purdue University and a B.S. from the Technion. Mr. Galil has also been awarded an honorary doctorate in technical sciences by the Technion in recognition of his contribution to the development of science-based industries in Israel, an honorary doctorate in philosophy by the Weizman Institute of Science, an honorary doctorate in engineering by Polytechnic University, New York, and an honorary doctorate from the Ben-Gurion University of the Negev in Israel. Mr. Galil is also a recipient of the Israel Prize. Mr. Galil was nominated as a director by Elbit.COM, pursuant to the relationship agreement described in “Item 7B. Major shareholders and Related Party Transactions—Related Party Transactions—Relationship Agreement.”

     EREZ GISSIN has been a director of Partner since August 1998 and is a member of the Executive Committee. For the last two years, Mr. Gissin has been the CEO of IP Planet Network Ltd., an Israeli telecommunication company providing satellite broadband services. Previously, he was the Vice President of Business Development of the Eurocom Group, an Israeli leader in telecom and internet products and services. Mr. Gissin holds a Bachelor of Science in Industrial Engineering from Tel Aviv University and an MBA degree from Stanford University, California. Mr. Gissin was nominated as a director, and as a member of the Executive Committee, by Eurocom, pursuant to the relationship agreement described in “Item 7B. Major shareholders and Related Party Transactions—Related Party Transactions—Relationship Agreement.”

     AMIR KESS has been a director of Partner since August 1998, and has been an Executive Vice President of Arison Investments since 1996. He also serves as a director of other companies in which

Arison or its affiliates is a shareholder, including Eurocom Communications, Internet Gold, a large Israeli internet service provider, DBS Satellite Services, a direct broadcast satellite licensee in Israel, and Shikun V’Binui Holdings, a company which is active in the building and construction market. From 1990 to 1995, Mr. Kess was an attorney in the Israeli law office of S. Horowitz and Co. Mr. Kess was nominated as a director by Eurocom, pursuant to the relationship agreement described in “Item 7B. Major shareholders and Related Party Transactions—Related Party Transactions—Relationship Agreement.”

     PESACH SHACHAR has been a director of Partner since May 1998 and is a member of the Executive Committee. For 21 years he was the General Manager, founder, and a shareholder in Nogay Ltd., a telecommunications consulting firm active in numerous high-tech projects in Israel and overseas. In that capacity, he advised Hutchison on the prospects in the cellular market in Israel, established the Partner shareholder consortium and advised Hutchinson on the bidding for the license and launch of operations. Mr. Shachar served 28 years in the Israel Defense Forces Signal Corps and Air Force/Telecommunications, reaching the rank of Colonel. Mr. Shachar was nominated as a director, and as a member of the Executive Committee, by Advent, pursuant to the relationship agreement described in “Item 7B. Major shareholders and Related Party Transactions—Related Party Transactions—Relationship Agreement.”

     FRANK JOHN SIXT has been a director of Partner since May 1998. Mr. Sixt has been an Executive Director of Hutchison Whampoa Limited since 1991 and its Group Finance Director since 1998. He is the Chairman of TOM.COM LIMITED. He is also an Executive Director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited and a Director of Cheung Kong (Holdings) Limited, Hutchison Telecommunications (Australia) Limited, Husky Energy Inc., and Hutchison Telecommunications Limited. He holds a Bachelor of Arts degree and a Master of Arts degree from McGill University and a Bachelor’s degree in Civil Law from the University of Montreal, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada. Mr. Sixt was nominated as director by Advent, pursuant to the relationship agreement described in “Item 7B. Major shareholders and Related Party Transactions—Related Party Transactions—Relationship Agreement.”

     HANS ROGER SNOOK has been a director of Partner since August 1998. Mr. Snook was the founder and CEO of Orange plc., which was acquired by France Telecom and merged with France Telecom’s mobile assets in 2000. After leading the company to a second successful flotation in 2001, Mr. Snook stepped down as CEO to pursue other interests in health and integrated medicine. He previously served as a Director of Hutchison Telecommunications Limited and as a member of the Board of Directors of a number of telecommunications companies within the Hutchison Whampoa

Limited group. Mr. Snook was nominated as a director by Advent, pursuant to the relationship agreement described in “Item 7B. Major shareholders and Related Party Transactions—Related Party Transactions—Relationship Agreement.”

     CAROL TSANG has been a director of Partner since April 2002. Ms. Tsang joined Hutchison Telecommunications International Limited in September 1997 as Director of Business Development-Finance and was closely involved in the financial aspects of Hutchison’s new telecommunication projects internationally. She has been Group Finance Director of Hutchison Telecommunications International Limited since January 1999. Ms. Tsang holds a Masters Degree in Business Administration from the Chinese University of Hong Kong. Ms. Tsang was nominated as director by Hutchison Telecommunications (Amsterdam) BV, pursuant to the relationship agreement described in “Item 7B. Major Shareholders and Related Party Transactions—Related Party Transactions— Relationship Agreement.”

     BEN-ZION ZILBERFARB has been a director of Partner since February 2000. Professor Zilberfarb is currently a professor of economics and chairman of the A. Meir Center for Banking at Bar-Ilan University. He is a member of the board of directors of Fundtech Ltd. He was the chairman of the board of directors of Euro-Trade Bank during 2000-2001 and of Karnit Insurance Company during 1998-2002. He also served as the Director General of the Israeli Ministry of Finance from 1998 to 1999. For many years, he served as a member of several governmental committees. He also served as the Chairman of the Investment Committee, of Bank Leumi Provident Funds and consultant to several financial institutions and several governmental and regulatory authorities including the Israel Securities Authority and the Bank of Israel. He received a Ph.D. in Economics from the University of Pennsylvania and a Bachelor’s degree and Master of Arts degree, both in Economics, from Bar-Ilan University.

Senior Management

Name of officer	Age	Position

Amikam Cohen	54	Chief Executive Officer
Iris Beck	36	Vice President, Marketing
Adi Biran	59	Vice President, Regulation and New Business Development
Dan Eldar	49	Vice President, Carrier, International and Investor Relations
Alan Gelman	47	Chief Financial Officer
Amnon Gideon	50	Vice President, Human Resources and Operations
Neomi Goldgevicht*	44	Vice President, Finance

Name of officer	Age	Position

Yacov Kedmi	51	Vice President, Content and Multimedia
Roly Klinger	43	General Counsel and Joint Company Secretary
Haim Romano	48	Vice President, Customers
Effie Rosenhause**	51	Vice President, Marketing and Sales
Edith Shih	50	Joint Company Secretary
Menahem Tirosh	51	Vice President, Network Engineering and Operation

*	Ms. Goldgevicht resigned from the Company, effective January 31, 2003.

**	Mr. Rosenhause resigned from the Company, effective December 31, 2002.

     AMIKAM COHEN joined Partner in April 1998 as Chief Executive Officer. From 1996 to 1998, he was Chief Executive Officer of Elite Industries Ltd., one of Israel’s largest confectionery and coffee producers and marketers. From 1991 to 1996, Mr. Cohen was Managing Director of Strauss Dairies Ltd. From 1987 to 1990, he was General Manager of the Refrigerator and Air Conditioner Division of Tadiran Home Appliances Ltd. From 1978 to 1986, Mr. Cohen served in numerous capacities at the Tadiran Telecommunications Group, including General Manager of the Public Switching Division, General Manager of the Microelectronics Section, and Director of the entire group’s purchasing department. He holds a Bachelor of Science degree in Industrial Management Engineering from Ben Gurion University, Beersheva, Israel.

     IRIS BECK was appointed Vice President, Marketing in December, 2002. Prior to joining the Company, she served as General Manager of Lever Israel (local subsidiary of Unilever). Ms. Beck worked at Lever Israel since 1996 and held senior positions such as Marketing Manager and Technical Director before her appointment as General Manager. Ms. Beck worked as Brand Manager at Strauss Ice Cream from 1993 to 1996, and as Project Controller at Kulick & Soffa from 1991 to 1993. Ms. Beck holds a Bachelor’s degree in Economic Science (with distinction) from Haifa University, and Master of Arts Degree in Marketing (with distinction) from Bar-Ilan University.

     ADI BIRAN joined Partner in October 1997 and in April 1998 became Vice President, Regulation and New Business Development. Mr. Biran came to Partner from Elbit Ltd., where, since 1992, he headed their effort to enter the telecommunications market and in that capacity, guided their participation and managed the bid preparation process that resulted in Partner’s mobile radio telephone license. Prior to joining Elbit, he was Managing Director of Efrat Future Technology Ltd., a subsidiary of Comverse Technology Inc. Mr. Biran continues to be an employee of Elbit in connection with matters unrelated to Partner on which he worked prior to joining Partner. He completed his 20-year career in the Israel Air Force as a colonel and as chief of research and development. Mr. Biran holds a Bachelor’s degree in Aeronautical Engineering with distinction from the Israel Institute of Technology (Technion), Haifa, Israel.

     DAN ELDAR serves as Vice President, Carrier, International and Investor Relations for Partner. Dr. Eldar joined Partner in April 1998 and was responsible for strategic planning and relations with carriers in Israel and abroad. Since 1989, Dr. Eldar has served as the managing director of an Israeli consulting firm specializing in strategic planning, negotiation and project management. Dr. Eldar has managed many large-scale projects in the telecommunications and semiconductor industries, as well as in other areas. He holds Ph.D and Master of Arts degrees from Harvard University and Master of Arts and Bachelor of Arts degrees from Hebrew University, Jerusalem.

     ALAN GELMAN was appointed Chief Financial Officer of Partner in January 2001. For the three years prior to joining Partner, Mr. Gelman served as Chief Financial Officer and Vice President of Barak ITC, one of Israel’s providers of international voice, data and internet services. From 1994 to 1997, Mr. Gelman served as the Controller for Cellcom Israel Ltd. Mr Gelman holds a Bachelor’s degree in Accounting from Queens College in New York and an MBA from Hofstra University in New York. Mr. Gelman is licensed as a Certified Public Accountant in the USA (New York) and in Israel. Mr. Gelman was nominated as Chief Financial officer by Advent, with the approval of our Board, pursuant to the relationship agreement described in “Item 7B. Major shareholders and Related Party Transactions—Related Party Transactions—Relationship Agreement.”

     AMNON GIDEON was appointed Vice President, Human Resources in January 2001. Prior to joining the Company, Mr. Gideon served as Manager of Human Resources at Motorola Israel Ltd. From 1991 until 1994, Mr. Gideon served as the Executive Director of the Association for Civil Rights in Israel. Mr. Gideon holds a Bachelor’s degree in Political Science and Psychology from Bar-Ilan University and a Master’s degree in Human Resource Management from the University of Derby.

     NEOMI GOLDGEVICHT joined Partner in August 1998 as Vice President, Finance and resigned from the company on January 31, 2003. Prior to then, she was Chief Financial Officer at Mul-T-Lock Ltd., an international manufacturer of high security locks, doors, and related components and devices. In that capacity, she was responsible for financial matters at that company which is listed on the Tel Aviv Stock Exchange, and for establishing eight subsidiaries in Europe and the United States and implementation of their enterprise resource processing system. She holds a Bachelor of Arts degree in Economics and Accounting from Tel Aviv University, and an MBA degree from the University of Bradford. Mrs. Goldgevicht has held her Certified Public Account credentials in Israel since 1982, and serves as a member of the Bank of Israel’s Advisory Council and Committee.

     YACOV KEDMI joined Partner in May 1998 and served as Vice President, Marketing and in October 2001 was appointed as Vice President, Content and Multimedia. From 1992 to 1994, he had been Deputy Managing Director and Marketing Director of the Ma’ariv daily newspaper, and before that, Managing Director of Mei Eden, a bottled water producer. He also served for eleven years as Marketing Director of Tabori Corporation, a producer of soft drinks, disposable diapers, and paper products. In the four years immediately prior to joining us, Mr. Kedmi was the principal in MPV Communications, providing marketing consulting services to numerous Israeli companies, and was a partner in the launch of two businesses, one with a direct marketing catalogue in which customers bid for the products, and another producing premium gifts and promotional products. He studied management at Bar Ilan University, Israel.

     ROLY KLINGER joined Partner in August 1998 as General Counsel and Joint Company Secretary. From 1993, she served as Legal Advisor and Corporate General Secretary of Keshet Broadcasting Ltd., which holds an operating franchise for Israel’s first commercial television channel. Previously, while practicing in the private sector, she lectured on communications law at the College of Management—Academic Studies, Tel-Aviv. Ms. Klinger received an LL.B degree from Tel Aviv University and is admitted to the Israel Bar.

     HAIM ROMANO joined Partner in June 1998 as Vice President, Human Resources and Administration, in December 2000 was appointed Vice President, Customer Services and in January 2003 was appointed Vice President, Customers’ Division. In that capacity he is responsible for personnel policy and management, physical facilities, and site acquisition. From 1996 to 1998, Mr. Romano headed the Human Resources Division in the Israel General Security Service. Immediately prior, he had served in the Israel Defense Forces for 24 years, the last two as head of their Civil Personnel Department. Mr. Romano holds Masters degrees from Haifa University and Tel Aviv University.

     EFFIE ROSENHAUSE joined Partner in June 1998 as Vice President, Sales and in October 2001 was appointed as Vice President, Marketing and Sales, although he resigned from the company on December 31, 2002. For the seven previous years, Mr. Rosenhause was Vice President Marketing and Sales for Super-Pharm, the leading drugstore chain in Israel. Eleven years earlier he had been Marketing Manager and was one of the founders of that chain. In the interim, he served in New York as Executive Vice President of the largest Benetton licensee in New York, and as a partner in a patented products firm in the United States and Switzerland. He holds a Bachelor degree in Business Administration from the Polytechnic of Central London.

     EDITH SHIH has been the Joint Company Secretary of Partner since July 1998. Ms. Shih has been a senior manager of Hutchison Whampoa Limited since 1991, its Head Group General Counsel since 1993 and its Company Secretary since 1998. She is currently an executive director of Hutchison International Limited and director of various Hutchison group companies. She is also the Company Secretary of Hutchison Telecommunications Limited and the Joint Company Secretary of Hutchison Telecommunications (Australia) Limited. She holds a Bachelor of Science and a Master of Arts degree from the University of the Philippines, a Master of Arts and a Master of Education degree from Columbia University, New York. She is qualified to practice law in Hong Kong, England and Wales and Victoria, Australia.

     MENAHEM TIROSH has served Partner since May 1998 as a consultant and as Vice President, Network Engineering and Operation. From 1996 to 1998, Mr. Tirosh was Deputy Director of the Cellular Infrastructure Division of Motorola (Israel) Ltd. From 1969 to 1996, Mr. Tirosh served in the Israeli Defense Forces, rising to the position of Department Head, Communication Systems. He holds a Bachelor of Science degree in Electrical Engineering from the Israel Institute of Technology (Technion), Haifa, Israel and a Master of Science in Advanced Communication Engineering degree from Ben Gurian University. Mr. Tirosh served as a full colonel in the Israeli Defense Forces Signal Corps.

     Except as disclosed above, none of the above directors or members of senior management has any family relationship with any other director or senior manager of the Company. Senior managers, except for the Chief Financial Officer, as disclosed above, are selected by the CEO with the approval of the Board for an indefinite term of office and may be removed by the Board at any time.

6B. Compensation

     The aggregate compensation paid, and benefits in kind granted to or accrued on behalf of all our directors and senior managers for their services in all capacities during the year ended December 31, 2002 was approximately NIS 32 million ($7 million). In 2002 options were granted to our senior management under the 2000 Employee Stock Option Plan to purchase up to 175,000 of our ordinary shares at an exercise price of NIS 22.45 per share. These options will expire in December 2011, subject to earlier expiration upon the termination of employment under certain circumstances. For more information, see “Item 6E. Directors, Senior Management and Employees—Share Ownership—2000 Employee Stock Option Plan”. Included in the above, the total amount set aside or accrued to provide pension, retirement or similar benefits on behalf of all our directors and senior managers during the year ended December 31, 2002 was approximately NIS 10 million ($2 million).

6C. Board Practices

Terms of directors

     Directors are elected at the annual shareholders meeting to serve for three years, in the case of independent directors, or until the next annual meeting of the shareholders, in the case of other directors; or until their respective successors are elected and qualified, whichever occurs first. An extraordinary meeting of the Company may elect any person as a director to fill an office which became vacant, or to serve as an external director or an independent director, or if the number of the members of the Board of Directors is less than the minimum set in the Articles of Association. Any director elected in such manner (excluding an external director) shall serve in office until the coming annual meeting. The Articles of Association also provide that the Board, with the approval of 75% of the directors, may appoint an additional director to fill a vacancy. The Company’s Articles of Association provide that the Board may delegate all of its powers to committees of the Board as it deems appropriate, subject to the provisions of the Companies Law. No director has a service contract with the company or its wholly owned subsidiary providing for benefits upon termination of employment. Officers of Partner serve at the discretion of the Board or until their successors are appointed.

Alternate directors

     Our Articles of Association provide that a director may appoint any individual to serve as an alternate director. An alternate director may not serve as such unless such person is qualified to serve as a director. In addition, no person who already serves as a director or alternate director of Partner may serve as the alternate director of another director of Partner. Under the Companies Law, an alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate. The alternate director may not act at any meeting at which the director appointing him or her is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term.

Independent directors

     The Companies Law requires that Partner have at least two external directors on its Board of Directors. In the interests of good corporate governance, our Board of Directors decided that our Audit Committee should consist of three members, each qualified as an independent director, pursuant to applicable U.S. and other requirements, including, inter alia, the requirements of Nasdaq. These independent directors are also qualified as external directors, according to the Companies Law. The election of an external director under the Companies Law must be approved by a general meeting of shareholders provided that either: (a) the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of such arrangement or (b) the total number of shares voted against such arrangement does not exceed one percent of the aggregate voting rights in the company.

     Mr. Avraham Bigger, Mr. Ben-Zion Zilberfarb and Mr. Robert Donald Fullerton are currently the external, independent directors who satisfy the requirements for independent directors under the Nasdaq National Market and for external directors under the Companies Law.

Executive committee

     Our Executive Committee was nominated by the Board of Directors on July 15, 1998. Our principal shareholders have agreed that the Executive Committee initially will consist of three nominees of Advent and one nominee of each of Elbit.COM, Matav Investments and Eurocom, the other principal shareholders of Partner. Two of our independent directors currently serve on our Executive Committee.

     Subject to the provisions of the Companies Law, the Executive Committee is authorized to make all major decisions relating to the business affairs of Partner. The Executive Committee is authorized by the Board of Directors to approve contracts, commitments and other transactions up to a value determined by the Board of Directors from time to time.

Audit committee

     The Companies Law requires public companies, including Partner, to appoint an audit committee. The responsibilities of the audit committee that we have appointed include reviewing our financial statements, identifying irregularities in the management of the company’s business and approving related party transactions as required by law. According to the Companies Law, an audit committee must consist of at least three board members, and include all the company’s external directors. However, the chairman of the board, any director employed by the company or granting services to the company on a permanent basis, any controlling shareholder or any relative of a controlling shareholder may not be a member of the audit committee. Our audit committee consists of three board members, all of which meet both Nasdaq’s definition of independent directors, and the Companies Law’s definition of external directors. None of them is an affiliated person of Partner or has received any consulting, advisory or other compensatory fee from Partner, other than in their capacity as directors of Partner.

Compensation committee

     The compensation committee was nominated by the Board of Directors on November 14, 2002. Our compensation committee consists of four Board members, of which one is an external, independent director. The compensation committee is responsible for evaluating and recommending to the Board (and to the Audit Committee, if so required under any applicable law) the total compensation package for the Company’s Chief Executive Officer and all other officers; reviewing the results and procedures for the evaluation of the performance of other officers by the Company’s Chief Executive Officer; making recommendations to the Board regarding any long-term incentive compensation or equity plans; and supervising the administration of the plans and periodically reviewing a comprehensive statement of executive compensation policy.

Internal auditor

     The Companies Law requires the board of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy certain independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business procedures. Mr. Yehuda Motro has been appointed as our first internal auditor. Mr. Motro was formerly the internal auditor of the Tel Aviv Stock Exchange.

Fiduciary duties of an office holder

     The Companies Law governs the duty of care and duty of loyalty which an Office Holder has to the company. An “Office Holder” is defined in the Companies Law as a director, general manager, chief executive officer, executive vice president, vice president, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title and other managers directly subordinate to the general manager.

     The duty of loyalty requires the office holder to avoid any conflict of interest between the office holder’s position in the company and personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantages for him or herself or others. This duty also requires him or her to reveal to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position as an office holder. The duty of care requires an office holder to act in a way that a reasonable office holder would act in the same position and under the same circumstances. This includes the duty to utilize reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information.

Approval of related party transactions

     Generally, under the Companies Law the compensation of an Office Holder who is a director, or the compensation of an Office Holder who holds a controlling interest in the company, requires the approval of the audit committee, the Board of Directors and the general meeting of the shareholders of the company. The Companies Law also requires that an arrangement between the company and its Office Holder and also a transaction between the company and another person in which an Office Holder has a personal interest, requires the approval of the Board of Directors. If such transactions are extraordinary transactions, in addition to the Board approval and any approval required by the Articles of Association, the transaction also must be approved by the company’s audit committee, and, in certain circumstances, the shareholders of the company at a general meeting. Under the Companies Law, an extraordinary transaction between a public company and a person having control of the company or an extraordinary transaction between a public company and another person, in which a controlling member has a personal interest, must be approved by the audit committee, the Board of Directors and a meeting of the shareholders, provided that either: (a) the majority of shares voted in favor of the arrangement at the meeting, including at least one third of the shares voted by shareholders who do not have a personal interest in the matter and who are present at the meeting are voted in favour of such arrangement (abstentions shall not be included in the total of the votes) or (b) the total number of shares of the shareholders referred to in clause (a) voting against such arrangement does not exceed one percent of the aggregate voting rights of the company.

     The Companies Law requires that an Office Holder promptly disclose any direct or indirect personal interest that he or his affiliates may have, and all related material information known to him, in connection with any existing or proposed transaction by the company. If the Office Holder complies with such disclosure requirements, the company may approve the transaction in accordance with the provisions of its articles of association and the Companies Law. Under the Companies Law, if the

Office Holder has a personal interest in the transaction, the approval must confirm that the transaction is not adverse to the company’s interest.

     In most circumstances, the Companies Law restricts Office Holders who have a personal interest in a matter which is considered at a meeting of the board or the audit committee from being present at such meeting, participating in the discussions or voting on any such matter.

     For information concerning the direct and indirect personal interests of certain of our Office Holders and principal shareholders in certain transactions, see “Item 7. Major Shareholders and Related Party Transactions.”

Duty of a shareholder

     Under the Companies Law, a shareholder has a general duty to act in good faith towards the company and other shareholders and refrain from improperly exploiting his power in the company, particularly when voting in the general meeting of shareholders on (a) any amendment to the articles of association, (b) an increase of the company’s authorized share capital, (c) a merger or (d) approval of transactions with affiliates which require shareholder approval. In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint an office holder in the company, is under a duty to act in fairness towards the company.

Indemnification

     Our Articles of Association provide that Partner shall be entitled to undertake in advance to indemnify an officer or director of Partner, provided that the undertaking is restricted to the events of a kind which the Board of Directors may anticipate at the time it makes such undertaking at an amount which the Board of Directors determines is reasonable under the circumstances. In addition, Partner can indemnify an officer or director for specific occurrences retroactively.

     The Articles of Association also provide that Partner may indemnify an officer or director of Partner for liability or expense he incurs as a result of an action taken by him in his capacity as an officer or director of Partner as follows:

(1)	any financial liability imposed on the officer or director in favor of a third party in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by the court; or

(2)	reasonable litigation expenses, including legal fees, incurred by the officer or director or which he was ordered to pay by the court:

(a)	within the framework of proceedings filed against him by Partner or on Partner’s behalf or by a third party,

(b)	in a criminal proceeding in which he was acquitted, or

(c)	in a criminal proceeding in which he was convicted of a felony which does not require a finding of criminal intent.

In no event may Partner indemnify an officer or director for:

(1)	a breach of the duty of loyalty toward Partner, unless the officer or director acted in good faith and had reasonable grounds to assume that the action would not harm Partner;

(2)	a breach of the duty of care if it was made intentionally or recklessly;

(3)	an intentional act which was done to unlawfully yield a personal profit; or

(4)	fine or penalty imposed on him.

     We have undertaken to indemnify our directors and officers, subject to certain conditions for (a) any financial obligation that is imposed on such person for the benefit of a third person by a judgment, including a settlement or arbitration decision certified by the court for an action done in the scope of such person’s duties as our director or officer, and (b) reasonable litigation expenses, including legal fees, that were incurred by such person or which the court obligates such person to pay in a proceeding against such person that has been filed by us, on our behalf or by a third party, or in a criminal proceeding in which such person is acquitted or convicted, provided that the crime for which such person was convicted does not require a finding of criminal intent, and in each case for an act committed in the capacity as our director or officer.

     We have effected a directors’ and officers’ liability insurance policy insuring our directors’ and officers’ liability and our undertaking to indemnify them, in respect of certain matters permitted by the Companies Law. The policy includes coverage in respect of our and our directors’ and officers’ liability in respect of our initial public offering and our offering of 13% senior subordinated notes due 2010.

6D. Employees

     At December 31, 2002, we had 2,688 employees on a full-time or full-time equivalent basis (2,523 at December 31, 2001 and 2,131 at December 31, 2000), of whom 1,421 (including face-to-face customer service employees who were transferred to customer service in 2001) (1,382 at December 31, 2001 and 834 at December 31, 2000) were in customer service, 325 (274 at December 31, 2001 and 286 at December 31, 2000) were in engineering, 281 (232 at December 31, 2001 and 349 at December 31, 2000) were in sales and sales support, 160 (129 at December 31, 2001 and 154 at December 31, 2000) were in information technology, 75 (55 at December 31, 2001 and 57 at December 31, 2000) were in marketing, 72 (70 at December 31, 2001 and 69 at December 31, 2000) were in finance, 68 (43 at December 31, 2001 and 37 at December 31, 2000) were in human resources and security and fraud management and administration and 286 (467 at December 31, 2001 and 345 at December 31, 2000) were in our remaining operations. Substantially all of our employees have entered into employment contracts with us, terminable at will by either party.

     Our employees are not covered by any company-specific collective bargaining agreement. However, we are subject to various Israeli labor laws and practices, as well as orders extending certain provisions of collective bargaining agreements between the Histadrut, currently the largest labor organization in Israel, and the Coordinating Bureau of Economic Organizations, the federation of employers’ organizations. Such laws, agreements and orders cover a wide range of areas and impose minimum employment standards including, working hours, minimum wages, vacation and severance pay, and special issues, such as equal pay for equal work, equal opportunity in employment, and employment of women, youth, disabled persons and army veterans.

     We generally contribute funds on behalf of our employees to a fund known as “Managers’ Insurance”. This fund provides a combination of provident fund, insurance and severance pay benefits to the employees, giving the employees a lump sum payment upon retirement and securing most of the severance pay, if legally entitled, upon termination of employment. Most employees are entitled to participate in the plan upon the start of employment or after an initial period. Each of the participating employees contributes an amount equal to 5% of his salary and we contribute between 13.3% and 15.8% of such employee’s salary.

     We also offer to most of our employees the opportunity to participate in a “Continuing Education Fund,” which functions also as a savings plan. Each of the participating employees contributes an amount equal to 2.5% of his salary and we contribute between 5% and 7.5% of such employee’s salary.

     According to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute. These contributions entitle the employees to health insurance and benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service, and bankruptcy or winding-up of the employer. We have never experienced a strike or work stoppage and no material labor-related claims are pending. We believe that our relations with our employees are good.

     Since October 2001, most of our employees participate in a Health Insurance Program which provides additional benefits and coverage which the public health system does not provide. Eligibility to participate in the policy depends on seniority and position. Non eligible employees can participate by their own means and receive the same prices and coverage as eligible employees.

6E. Share Ownership

     As of December 31, 2002, our directors and senior managers beneficially owned an aggregate of 2,326,991 or 1.28%, of our outstanding ordinary shares. No individual director or senior manager beneficially owns 1% or more of our outstanding ordinary shares.

     As of December 31, 2002, our senior managers, in the aggregate, held options under the 1998 and 2000 Employee Stock Option Plans to purchase up to 1,533,578 of our ordinary shares. No individual senior manager holds options to purchase 1% or more of our outstanding ordinary shares. 957,870 of these options have an exercise price of $0.343 and will expire after the eighth anniversary date of the commencement of the vesting schedule with respect to the options, subject to earlier expiration upon the termination of the option-holder’s employment under certain circumstances. The remaining 575,708 of these options have an exercise price of the fair market value of our ordinary shares on the date preceding the date on which the option was granted and will expire nine years from the date of the option grant, subject to an earlier expiration upon the termination of the option-holder’s employment under certain circumstances. The exercise price for the remaining options ranges between NIS 20.45 and NIS 22.23. The fair market value, with respect to such remaining options, was determined on the basis of the average of the closing sale price of ordinary shares during the 30 trading days preceding the granting date.

1998 Employee Stock Option Plan

     Our board of directors adopted the 1998 Employee Stock Option Plan, or the Plan, to promote the interests of Partner and its shareholders by providing our senior management and other employees with appropriate incentives and rewards to encourage them to enter into and continue in the employ of Partner and to acquire a proprietary interest in our long-term success.

     The Plan currently authorizes the issuance of options to purchase up to 5,104,168 ordinary shares. As of December 31, 2002, we had granted (excluding options granted but subsequently cancelled) options to purchase 2,225,388 ordinary shares at an exercise price of $0.343 per share or at fair market value, as described above. In addition, options to purchase 2,706,334 ordinary shares had been exercised under the Plan. In April 2002, the Board of Directors resolved that options to be allocated under the Plan may be issued under the same terms and conditions of the 2000 Plan, including their exercise price, vesting schedule and expiration period, as shall be determined by the Board of Directors from time to time.

     Upon the occurrence of any merger, consolidation, reorganization, recapitalization or similar event, or other substantially similar corporate transaction or event, we are required to make such equitable changes or adjustments necessary to the number of shares subject to each outstanding option in order to prevent dilution or enlargement of the option holders’ rights.

     The Plan is administered by an Employee Stock Option Committee of the Board of Directors. Subject to the restrictions of the Companies Law, the Employee Stock Option Committee is authorized, among other things, to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan including the authority in its discretion to determine the persons to whom options are granted, the number of shares covered by each option, the time or times at which options are granted, the exercise price for options, and any other terms to be included as part of the option grant. The Employee Stock Option Committee also has the power and authority to determine whether, to what extent, and under what circumstances an option may be settled, canceled, forfeited, exchanged, or surrendered; to construe and interpret the Plan and any agreement granting an option; and to make all other determinations deemed necessary or advisable for the administration of the Plan.

     In accordance with Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 and regulations promulgated thereunder, the options and the shares to be issued upon the exercise of options, which were granted prior to December 31, 2002, will be held for the benefit of the option holders by a trustee who will hold the outstanding options and any shares issued upon exercise of the options in trust on behalf of each participant for a period of not less than two years from the date an option is issued to the Trustee on behalf of such employee.

     In December 2002, we entered into an agreement with the Israeli tax authorities concerning the tax liabilities of our employees resulting from the benefit arising from the options granted to them under the Plan. According to the agreement, the individual tax rate on the taxable income received by the employees in connection with the benefit arising from the options will be reduced. In exchange, the Company will defer the deduction of such taxable income as an expense, for a period of four years from the date it commences paying income taxes.

     The agreement applies only to employees who have joined the agreement and relates to (1) options that are exercised by December 31, 2002 and/or (2) options that vest by December 31, 2003 and are exercised by March 31, 2004. In each case, the trustee must have held the options for a period of 24 months from the date on which they were granted. See Note 9(d) to our consolidated financial statements.

     An option shall be exercised upon the instruction of an option holder to the Trustee. Twenty percent of each option shall become vested on each of the first, second, third, fourth and fifth anniversaries of the date the holder of that option has commenced his or her employment with Partner, unless another date for the commencement of the vesting schedule with respect to such option has been set by the Employee Stock Option Committee. The option holder may exercise all or part of his options at any time after the date of vesting but not later than the eighth anniversary date of commencement of the vesting schedule with respect to the option.

     If an option holder’s employment with Partner is terminated because of his willful and continued failure to perform his duties and obligations to Partner or his willful engaging in misconduct injurious to Partner such that, in each case, the actions or omissions of the participant are sufficient to deny the participant severance payment under the Israeli Severance Payment Law, 1963, his options will expire upon termination of employment. If an option holder’s employment with Partner is terminated by Partner for any other reason, he may exercise his vested options during the remainder of their exercise period. If an option holder’s employment is voluntarily terminated by the option holder, he may exercise his vested options during the 90 day period following the later of the date of termination and the date upon which the resulting shares may be freely sold. If an option holder’s employment with Partner is terminated as a result of the retirement, death or disability of the option holder, he may exercise his vested options and the pro rata portion of options scheduled to vest in the year of termination during the remainder of their exercise period.

     The Board of Directors may, at any time and from time to time, terminate or amend the Plan in any respect, subject to any applicable approvals or consents that may be otherwise required by law, regulation or agreement, and provided that no termination or amendment of the Plan shall adversely affect the terms of any option which has already been granted.

2000 Employee Stock Option Plan

     Our board of directors adopted a second employee stock option plan, the 2000 Employee Stock Option Plan, or the 2000 Plan, to promote our interests and those of our shareholders by providing our employees with appropriate incentives and rewards to encourage them to enter into and continue in our employ and to acquire a proprietary interest in our long-term success.

     The 2000 Plan authorizes the issuance of options to purchase up to 4,472,222 ordinary shares. As of December 31, 2002, we had granted (excluding options granted but subsequently cancelled) options to purchase 4,385,722 ordinary shares at an exercise price of the fair market value of our ordinary shares on the date preceding the date on which the option is granted. The fair market value is determined on the basis of the average of the closing sale price of ordinary shares during the 30 trading days preceding the granting date. As of December 31, 2002, no options to purchase ordinary shares had been exercised under the 2000 Plan.

     Upon the occurrence of any merger, consolidation, reorganization or similar event, or other substantially similar corporate transaction or event, we are required to make such equitable changes or adjustments necessary to the number of shares subject to each outstanding option in order to prevent dilution or enlargement of the option holders’ rights.

     The 2000 Plan is administered by an Employee Stock Option Committee of the Board of Directors. Subject to the restrictions of the Companies Law, the Employee Stock Option Committee is authorized, among other things, to exercise all the powers and authorities either specifically granted to it under the 2000 Plan or necessary or advisable in the administration of the 2000 Plan including the authority in its discretion to determine the persons to whom options are granted, the number of shares covered by each option, the time or times at which options are granted, the options exercise price and any other terms to be included as part of the option grant. The Employee Stock Option Committee also has the power and authority to determine whether, to what extent, and under what circumstances an option may be settled, canceled, forfeited, exchanged, or surrendered; to construe and interpret the 2000 Plan and any agreement granting an option; and to make all other determinations deemed necessary or advisable for the administration of the 2000 Plan.

     In accordance with Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 and the regulations promulgated thereunder, the options and the shares to be issued upon the exercise of options, which were granted prior to December 31, 2002, will be held for the benefit of the option holders by a trustee who will hold the outstanding options and any shares issued upon exercise of the options in trust on behalf of each participant for a period of not less than two years from the date an option is issued to the Trustee on behalf of such employee.

     An option shall be exercised upon the instruction of an option holder to the Trustee. Twenty five percent of each option shall become vested on each of the first, second, third and fourth anniversaries of the date the holder of that option commenced his or her employment with us, unless another date for the commencement of the vesting schedule with respect to such option has been set by the Employee Stock Option Committee. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will be fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

     If an option holder’s employment with us is terminated because of his willful and continued failure to perform his duties and obligations to us or his willful engaging in misconduct injurious to us such that, in each case, the actions or omissions of the participant are sufficient to deny the participant a severance payment under the Israeli Severance Payment Law, 1963, his options will expire upon termination of employment. If an option holder’s employment with us is terminated by us for any other reason, he may exercise his vested options during the remainder of their exercise period. If an option holder’s employment is voluntarily terminated by the option holder, he may exercise his vested options during the 90 day period following the later of the date of termination and the date upon which the resulting shares may be freely sold. If an option holder’s employment with us is terminated as a result of the retirement, death or disability of the option holder, he may exercise his vested options and the pro rata portion of options scheduled to vest in the year of termination during the remainder of their exercise period.

     The Board of Directors may, at any time and from time to time, terminate or amend the 2000 Plan in any respect, subject to any applicable approvals or consents that may be otherwise required by law, regulation or agreement, and provided that no termination or amendment of the 2000 Plan shall adversely affect the terms of any option which has already been granted.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

     The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of December 31, 2002 with respect to each person who we believe to be the beneficial owner of 5% or more of our ordinary shares. Except where otherwise indicated, we believe, based on information furnished to us by the principal shareholders, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares. None of our major shareholders has any different voting rights than any other shareholder.

	Number of	Percent of
	ordinary shares	outstanding
	beneficially	ordinary shares
Name and address	owned	owned

Hutchison Whampoa Limited(1) 22/F Hutchison House 10 Harcourt Road Central, Hong Kong	77,377,051	42.61%

Elbit Ltd.(2) 3 Azrieli Center 42nd floor, Tel Aviv 67023	22,134,777	12.19%

Eurocom Communications Ltd.(3) 2 Dov Friedman Street Ramat Gan 52141 Israel	17,793,548	9.80%

Matav-Cable Systems Media Ltd.(4) 42 Pinkas Street Netanya 42134 Israel	13,494,539	7.43%

(1)	Hutchison Whampoa Limited, a company listed on the Hong Kong Stock Exchange and traded on the London Stock Exchange, owns Partner shares through two indirect subsidiaries, Advent Investments Pte Ltd (“Advent”) and Hutchison Telecommunications (Amsterdam) B.V. (“HTA”) which own 34.48% and 8.13%, respectively, of the ordinary shares of Partner. Advent, incorporated in Singapore, is an indirect wholly owned subsidiary of Hutchison Whampoa Limited, through a chain of wholly owned subsidiaries as follows: Advent is owned by Amber International Holdings Inc., which is owned by Hutchison Telecommunications Limited, which is owned by Hutchison International Limited, which is owned by Hutchison Whampoa Limited. HTA, incorporated in the Netherlands, is a wholly-owned subsidiary of Hutchison Whampoa Limited through a chain of wholly-owned subsidiaries (unless specified otherwise) as follows: HTA is owned by Hutchison 3G Europe Investments S.a.r.l., which is owned by Hutchison Whampoa Europe Investments S.a.r.l., which is 98.98%, 0.51% and 0.51% owned by Auditorium Investments 1 S.a.r.l., Auditorium Investments 2 S.a.r.l. and Auditorium Investments 3 S.a.r.l. respectively, all of which are owned by New Millennium Corp., which is owned by Ommaney Limited, which is owned by Hutchison Whampoa International (00/03) Limited, which is owned by Hutchison Telecommunications Limited, which is owned by Hutchison International Limited, which is owned by Hutchison Whampoa Limited. By virtue of interests in relation to Hutchison Whampoa Limited, Cheung Kong (Holdings) Limited, Li Ka-Shing Unity Holdings Limited, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust and Li Ka-Shing as owner of more than one third of the issued share capital of Li Ka-Shing Unity Holdings Limited are each taken as interested in the Partner shares held by Hutchison Whampoa Limited by virtue of the provisions of the Securities (Disclosure of Interests) Ordinance, Cap. 396 of the laws of Hong Kong.

(2)	Elbit Limited owns Partner shares through its wholly owned subsidiary, Elbit.COM Limited. Elbit Limited is wholly owned by Elron Electronic Industries Ltd. The principal shareholders of Elron are Discount Investment Corporation Ltd. (“DIC”), mutual and/or provident funds managed by Bank Leumi (“Bank Leumi Group”) and the Clal Insurance Group. DIC held approximately 38.52% of the voting power of Elron. Bank Leumi Group and the Clal Insurance Group, held approximately 8.39% and 2.69%, respectively, of the voting power of Elron.

IDB Holding Corporation Ltd. (“IDBH”) is the parent of IDB Development Corporation Ltd. (“IDBD”), which in turn is the parent of DIC, which in turn is the parent of PEC Israel Economic Corporation (“PEC”). The Recanati family holds, through three private companies (the “Private Companies”) approximately 51.7% of the outstanding share capital and voting rights of IDBH. The Private Companies may be deemed to be controlled by Oudi Recanati, Leon Y. Recanati, Judith Yovel Recanati and Elaine Recanati. Elaine Recanati is the aunt of each of Oudi Recanati, Leon Y. Recanati, and Judith Yovel Recanati. Leon Y. Recanati and Judith Yovel Recanati are siblings and Oudi Recanati is their cousin. Leon Y. Recanati is Chairperson of IDBH, IDBD and DIC. These persons may be deemed to share the power to vote and dispose of Elron’s shares owned by DIC. On or about May 23, 2002, the Private Companies signed an agreement to sell their approximately 51.7% of the share capital of IDBH Ltd. to a group comprising Ganden Holdings Ltd., Ganden Investments IDB Ltd., Maskit-Man Ltd. (a company owned by the Yitzhak and Ruth Manor family) and Avraham Livnat Investments (2002) Ltd. The agreement is subject to the fulfillment of conditions precedent and to the receipt of various approvals, including approvals at the general meetings of the shareholders of the Private Companies, and to approvals required by law. The agreement also contains various provisions that make it possible for the Private Companies and the purchasers to cancel the agreement.

(3)	Eurocom Communications Ltd. owns 9.92% of the ordinary shares of Partner. Of these, it owns 9.80% directly, and an additional 0.12% indirectly through its wholly owned subsidiary Tapuz Cellular Systems Ltd. Eurocom Communications Ltd. is owned by Eurocom Holdings (1979) Ltd. (50.33%), Shaul Elovitch (0.66%) and Arison Investments Ltd. (49%). Eurocom Holdings (1979) Ltd. is owned by Shaul Elovitch (80% of the ordinary shares and 75% of the management shares) and Joseph Elovitch (20% of the ordinary shares and 25% of the management shares). Arison Investments Ltd. is a wholly owned subsidiary of Arison Holdings (1998) Ltd. Arison Holding (1998) Ltd. is owned by the late Ted Arison Trust for Shari Arison (33.74%), the late Ted Arison Trust for Mickey Arison (25.3%), the late Ted Arison Trust for Lin Arison (25.3%), Shlomo Nehama (14.88%), and by Arison Investments Ltd. (0.77%).

(4)	Matav-Cable Systems Media Ltd. (“Matav”), a company quoted on Nasdaq and listed in the Tel Aviv Stock Exchange, owns Partner’s shares through its wholly owned subsidiary, Matav Investments Ltd. Matav is owned by Dankner Investments Ltd. (47.74% equity, 49.96% voting), Ma’ariv Electronic Communications (15.09% equity, 15.79% voting) and by its directors and officers (as a group, 12.65% equity, 13.67% voting). The remaining 20.07% of the shares in Matav are held by the public. Dankner Investments is a publicly held company, whose securities are traded on the Tel Aviv Stock Exchange, controlled by members of the Dankner and Gineo families (who collectively hold approximately 88.08% of Dankner Investments’ issued share capital). Members of the Dankner and Gineo families are parties to the shareholders agreement in Dankner Investments, concerning the voting of their respective shares in coordination with the parties to the agreements. Each member of the Dankner and Gineo families who is a party to the Dankner Investments shareholders’ agreement could be deemed to be beneficial owners of all of the shares of Matav owned by Dankner Investments, but they disclaim beneficial ownership of such shares. On July 30, 1998, Dankner Investments reached an agreement with Mr. Hanania Gibstein, Mr. Shimon Cheifetz and Mr. Eli Cheifetz all shareholders of Matav, according to which Mr. Gibstein and Messrs. Cheifetz agreed not to sell their shares in Matav without the consent of Dankner Investments. Dankner Investments agreed not to sell its shares in Matav without allowing Mr. Gibstein and Messrs. Cheifetz to take part in the sale and Mr. Gibstein and Messrs. Cheifetz agreed to join the sale of all or most of Dankner Investment’s shares of Matav. This agreement is subject to the Matav Shareholders’ Agreement. In July 2002, the parties to the Matav Shareholders Agreement entered into an agreement amending the Matav Shareholders Agreement (the “Amendment”). Under the Amendment, Ma’ariv ceased to be a party to the Matav Shareholders Agreement and has no right or obligation in connection with the Matav Shareholders Agreement or the Amendment. In Addition, pursuant to the Amendment, if Messrs. Cheifetz shall not have a right to nominate a director to the Board of Directors of Matav, on account of the number of original shares held by him, the parties shall act to nominate a director to the Board of Directors of Matav designated by Messrs. Cheifetz, provided that the number of original shares held by Messrs. Cheifetz shall be at least 60% of the number of original shares required in order to have a right to nominate one director of Matav. Dankner Investments shall not be obligated to act according to the above, if as a result the number of directors of Matav nominated by Dankner Investments shall not constitute the majority of directors of Matav (the director designated by Messrs. Cheifetz shall not be considered a director nominated by Dankner Investments).

     Before our October 1999 initial public offering, the ownership of our outstanding ordinary shares by our founding shareholders, on a percentage basis, was as follows: Matbit Telecommunication Systems Ltd. owned 33.066%; Matav Investments Ltd. owned 3.76%; Advent Investments Pte Ltd. owned 46.674%; and Tapuz Cellular Systems Limited Partnership owned 16.5%. In January 2002, Tapuz Cellular Systems Limited Partnership was dissolved and its holdings in Partner were transferred to its limited partners, Eurocom Communications Ltd., Polar Communications Ltd. and Tapuz Cellular Systems Ltd., a wholly owned subsidiary of Eurocom, pro rata their previous interests in the partnership. On April 24, 2002 Matav Investments Ltd. sold to Hutchison Telecommunications (Amsterdam) BV, an indirect wholly owned subsidiary of Hutchison Whampoa Limited, 5,044,667 ordinary shares of Partner and Matbit Telecommunication Systems Ltd. sold to Hutchison Telecommunications (Amsterdam) BV 8,734,001 ordinary shares of Partner, which aggregate number of 13,778,668 ordinary shares comprise approximately 7.7% of Partner’s issued share capital. On December 2, 2002, the holdings of Matbit Telecommunication Systems Ltd. in Partner were transferred to its shareholders, Elbit.COM Ltd. and Matav Investments Ltd., pro rata to their previous interest in Matbit Telecommunication Systems Ltd. During 2002, two of our shareholders, MFS Investments Management and T. Rowe Price Associates, Inc., who had previously held 7.22% and 5.70% of our ordinary shares, reduced their holdings to less than 5% each. There have been no other significant changes in the ownership of our outstanding ordinary shares, on a percentage basis, by our major shareholders since our inception.

     On December 31, 2002, 16,782,299 ADSs (equivalent to 16,782,299 ordinary shares or approximately 9.24% of the total outstanding ordinary shares) were outstanding and held of record by 21 registered holders in the United States. Additionally, at December 31, 2002, there were approximately nine holders of record of our ordinary shares. Of these holders, none had a registered address in the United States, although certain accounts of record with registered addresses other than in the United States may hold our ordinary shares, in whole or in part, beneficially for United States persons. We are aware that many ADSs and ordinary shares are held of record by brokers and other nominees and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs and ordinary shares, or the number of ADSs and ordinary shares beneficially held by such persons.

     As far as we know, we are not directly or indirectly owned or controlled by another corporation or by any government, and there are no arrangements that might result in a change in our control.

7B. Related Party Transactions

Relationship Agreement

     Our founding shareholders and Elbit.COM Limited entered into a Relationship Agreement in relation to their direct and indirect holdings of our shares and the rights associated with such holdings. The Relationship Agreement replaced all existing agreements between our founding shareholders and Elbit.COM Limited. When one of our founding shareholders, Tapuz, was dissolved in January 2002 and its holdings in Partner were distributed to its limited partners, who are Eurocom Communications Ltd., Polar Communications Ltd. and Tapuz Cellular Systems Ltd., these limited partners became parties to, and assumed Tapuz’s rights and obligations under, the Relationship Agreement. The Relationship Agreement was amended on April 23, 2002, concurrently with the sale of shares in Partner indirectly owned by Matav-Cable Systems Media Ltd. to Hutchison Telecommunications (Amsterdam) BV.

Foreign mobile radio telephone operator

     The parties to the Relationship Agreement have agreed that a parent of Advent will continue to be a controlling corporation of a foreign mobile radio telephone operator as required by our license, for so long as this is required by our license. See also “Item 4B. Information on the Company—Business Overview—Regulation—Our License.”

Board composition

     Pursuant to the Relationship Agreement, our Board shall comprise a minimum of seven and a maximum of sixteen directors, including at least two independent directors. If more independent directors are required by law or by any of the stock exchanges on which our shares are to become listed, the number of independent directors and size of the board will be increased accordingly. Currently our board consists of 17 directors of whom seven were nominated by Advent, one by Hutchison Telecommunications (Amsterdam) BV, two by each of Matav Investments Limited, Elbit.COM Limited and Eurocom Communications, plus three independent directors.

     The Relationship Agreement contains detailed provisions whereby the number of directors that each of the “nominating parties,” who are Advent, Hutchinson Telecommunications (Amsterdam) BV, Matav Investments Ltd., Elbit.COM Limited, Eurocom Communications Ltd. and Polar Communications Ltd., may nominate, may be reduced if a nominating party disposes of some or all of its shares, depending on the remaining percentage of shares held by the nominating party. In addition the nominating parties may transfer some or all of their rights to nominate directors to a “strategic investor,” i.e. a person, including a nominating party, who already has, or will have as a result of a simultaneous transfer of our shares, at least 4.99% of our shares acquired from one of the nominating parties in a single transaction.

     Two of our founding shareholders, Matav Investments Ltd. and Eurocom Communications Ltd., are not currently required by the Relationship Agreement to vote for the board nominations of the nominating parties under the Relationship Agreement. Matav Investments Ltd. and Eurocom Communications Ltd. will be required to vote for these nominations if and when an undertaking to do so will not, under Bank of Israel rules, limit our ability to borrow from any bank participating in our credit facility. In addition, if Matav Investments Ltd. or Eurocom Communications Ltd. sells Partner shares together with the right to nominate a director, the acquirer will be required under the Relationship Agreement to undertake to vote for the board nominations provided this undertaking would not subject Partner to the borrowing limitations described above. See also “—Term and Termination.”

     To the extent the operation of the above provisions results in our Board size decreasing below 16 but not below seven, no additional directors will be appointed. If the Board falls below seven directors then additional directors are to be appointed to make it up to seven and none of our principal shareholders will have any special rights to nominate such extra directors. In addition, to the extent the right to nominate directors is assigned from one person to another, the assignment may only take place if the assignor can produce evidence that the assignment will not breach our license or the terms of our credit facility and that all necessary approvals have been obtained, and if the assignee agrees to be bound by the Relationship Agreement and other applicable agreements between the shareholders and, where appropriate, produces a guarantee from a suitable parent company.

     There are special provisions which enable Hutchison Telecommunications (Amsterdam) BV to assign its right to nominate one director to a person who purchases all of the Partner shares it acquired directly from Matav Investments Ltd. In addition, if Advent disposes of shares such that its holding differs from the aggregate holding of the Israeli nominating parties by less than 4.99% then Advent, if required by the Relationship Agreement, will reduce its nominees to the board so that the number of Advent nominees is the same as the number of nominees of the Israeli nominating parties taken together.

     The agreement also provides that if a party or certain affiliates of a party become involved in a tender for, or for an interest in, a mobile cellular telecommunications license in Israel other than the licenses held by Cellcom or Pelephone, the rights of any directors nominated by such party to attend and vote at Board meetings may be suspended and, if necessary, they may be removed from our Board. These provisions do not restrict the activities of Polar Investment Limited or Polar Communications Limited so long as these entities do not have nominees on our Board, and the existing interests of the IDB Group in Cellcom, as these may change in the future with Ministry of Communications’ approval, are also exempted.

     All of the above provisions are subject to compliance by our principal shareholders with the provision of our license which conditions the agreement of the Ministry of Communications not to cancel our license for certain breaches upon the principal shareholders retaining at least 51% of each means of control for so long as this condition of the Ministry of Communications remains in effect.

Chairman

     For so long as Advent holds at least 25% of our shares and no other party to the Relationship Agreement holds more of our shares, Advent is entitled to nominate the chairman of the Board, who will be one of Advent’s nominated directors.

Executive Committee

     In view of the size of our Board, day-to-day management is delegated to an Executive Committee of the Directors initially comprising three representatives of Advent and one representative of each of Matav Investments Limited, Elbit.COM Limited and Eurocom, plus two independent directors. However, a shareholder is not entitled to a greater number of representatives on the Executive Committee than it has on the Board. The first chairman of the Executive Committee is Khoo Chek Ngee.

Chief Financial Officer

     For so long as Advent holds at least 25% of our shares, it is entitled to nominate the Chief Financial Officer who will be appointed, subject only to the approval of a majority of the directors, other than those appointed by Advent, including at least one director representing each of the other nominating parties. This approval will not be unreasonably withheld or delayed by the directors nominated by nominating parties. While Advent holds at least 25% of our shares it is also entitled to remove the CFO from office, as may the directors, other than Advent’s nominees, so long as they act unanimously, on reasonable grounds and in consultation with Advent and the Chief Executive Officer.

Restrictions on Directors

     The Relationship Agreement contains restrictions on any shareholder that is an “interested party,” as defined in our license, which has holdings in Cellcom (Israel) Limited, nominating or acting as one of our directors. These restrictions are intended to ensure compliance with our license and our permit regarding cross ownership issued to us by the Ministry of Communications.

     Those principal shareholders which are Israeli entities may only nominate citizens and residents of Israel to act as their representative directors. The representatives nominated by Advent or other non-Israeli shareholders must include a sufficient number of citizens and residents of Israel so as to ensure that the majority of members of the Board are citizens and residents of Israel, for so long as this is required by our license.

Transfer of shares

     Other than a requirement to comply with our license and permit and the terms of our credit facility and to obtain all necessary consents, our principal shareholders’ freedom to transfer their shares is not restricted by the Relationship Agreement. This is subject to (a) our principal shareholders’ minimum 51% holding (or such other percentage as is specified in our License); (b) special provisions in relation to transfers by Tapuz to its partners, as occurred in January 2002; and (c) “tag-along” provisions described below in relation to transfers by Advent. For the requirements of our license and permit, see “Item 4B. Information on the Company—Business Overview—Regulation—Our License—License Conditions” and “Item 4B. Information on the Company—Business Overview—Regulation—Our Permit Regarding Cross Ownership.” For the terms of our credit facility, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Minimum 51% threshold

     The Ministry of Communications has notified us that it will not terminate our license as a result of certain breaches which might otherwise be caused when our ADSs are publicly traded, as long as our principal shareholders retain an aggregate of 51% of the means of control of Partner. See “Item 3D. Key Information—Risk Factors—Our telecommunications license imposes certain restrictions on who can own our shares. If these restrictions are breached, we could lose our license” and “Item 4B. Information on the Company—Business Overview—Regulation—Our License”. In addition to the requirement noted above in relation to Board composition, the Relationship Agreement requires that our principal shareholders retain 51% of our shares (or such other percentage as is specified in our License).

Tag-along with transfers by Advent

     If Advent disposes of 4.99% or more of our shares in one transaction or a series of transactions within any six month period, the other principal shareholders have the right to “tag-along” by requiring that some of their own shares be bought instead of an equivalent number of Advent’s shares. The number of shares which the other principal shareholders may sell shall in aggregate be at most one half of the number of shares Advent proposes to transfer. The tag-along rights do not apply to:

•	the first transfer by Advent of at least 4.99% of our shares where it also assigns the right to nominate a director,

•	transfers within the Hutchison Whampoa Limited group provided the transferee adheres to the Relationship Agreement,

•	transfers pursuant to the Registration Rights Agreement, or

•	transactions effected on an investment exchange on which our securities are or may become listed.

     The tag-along rights expire five years after the date of the Relationship Agreement or if Advent’s shareholding falls below 15% of our shares.

Compulsory transfer in the event of default

     If a party to the Relationship Agreement commits certain events of default described in the agreement, then our Board, minus the representatives of the defaulting party, may require the defaulting party to offer its shares to the other parties on a pre-emptive basis. Events of default for this purpose include a breach of the Relationship Agreement which has a material adverse effect on Partner, any voluntary or involuntary liquidation, various insolvency-related events, a party ceasing to carry on business or a breach of the terms of our credit facility which has a material adverse effect. In the case of breaches of the Relationship Agreement, the offending shareholder is penalized in that the price at which the shares are to be offered will be market value less a 17.5% discount. Disputes in relation to events of default are to be resolved by arbitration.

Compliance with our license

     The parties to the Relationship Agreement have agreed that they and we shall at all times comply with the terms of our license. In addition, Elbit.COM Limited has undertaken to use its best efforts to ensure that its parent, Elbit, and its associates and any person mentioned in the cross-holdings permit issued by the Ministry of Communications shall undertake to comply with any applicable conditions of that permit and the relevant terms of our license. Each Israeli party to the Relationship Agreement has undertaken to maintain such portion of the shares as is necessary to ensure that at least 20% of the shares are held by citizens and residents of Israel. Advent has undertaken to maintain at least 25% or any other level required by our license for so long as this is required by our license. See “Item 4B. Information on the Company—Business Overview—Regulation—Our License—License Conditions.”

Other undertakings

     Each party has undertaken to exercise its rights as a shareholder or through its appointees to the Board to ensure that our affairs are conducted in accordance with the Relationship Agreement, our license and those documents connected with the credit facility to which it is a party. In particular, the parties have agreed to procure that we shall not issue any shares or securities convertible into shares unless, following such issuance, we will be in compliance with the share pledge requirement in our credit facility.

Guarantees

     The obligations of each party to the Relationship Agreement are, unless the party itself has net assets of $50 million or more, to be guaranteed by their respective parent companies.

•	Hutchison Telecommunications Limited guarantees the obligations of Advent Investments Pte Limited and Hutchison Telecommunications (Amsterdam) BV;

•	Matav-Cable Systems Media Limited guarantees the obligations of Matav Investment Limited.

•	Elbit Limited guarantees the obligations of Elbit.COM Limited;

•	Eurocom Communications Limited guarantees the obligations of Tapuz Cellular Systems Limited; and

•	Eurocom Holding (1997) Limited guarantees the obligations of Eurocom Communications Limited.

Term and termination

     The Agreement continues in full force and effect until we are wound up. However, the agreement may be terminated if there is an insolvency event in relation to us. The agreement will terminate in relation to any individual party after it ceases to hold any share beneficially. For so long as the shares are pledged, a transfer of 50% or more of the shares held by our principal shareholders made as part of the foreclosure of such pledges will also cause the agreement to terminate.

     In addition, the undertaking of the parties to the Relationship Agreement, other than Matav Investments Ltd. and Eurocom Communications Ltd., to vote for the board nominations of the nominating parties under the Relationship Agreement will terminate if those parties cease to hold, in the aggregate, (i) more than 50% of our shares or, (ii) if we offer additional shares to the public, shares which constitute at least that percentage of our shares which they held immediately following such offering.

The Supplemental Agreement

     Upon the sale of shares in Partner beneficially owned by Matav-Cable System Media Ltd. to Hutchison Telecommunications (Amsterdam) B.V. on April 24, 2002, a Supplemental Agreement entered into between Matbit Telecommunication Systems Ltd., Matav Investments Ltd., Elbit.COM Ltd., Advent Investments Pte Ltd., Hutchison Telecommunications (Amsterdam) B.V., and Matav-Cable Systems Media Ltd. took effect.

     Pursuant to the Supplemental Agreement, Matav Investments Ltd. undertook that it will not, and that it will use its best efforts to procure that none of its affiliates will, take any action or allow any event to occur, which would cause us to become obliged, under the applicable rules of the Bank of Israel restricting loans to related parties, to repay amounts to, or alter the terms of any existing or subsequent credit facility with, any bank on terms substantially different from those applicable to other banks participating in such facility or on terms which would not apply were it not for the application of such rules. Matav-Cable Systems Media Ltd. guaranteed the performance of Matav Investments Ltd.’s obligations set forth in the Supplemental Agreement or arising in connection with the Supplemental Agreement.

     If Matav Investments Ltd., in breach of its undertaking, causes us to become obliged as mentioned above under the rules of the Bank of Israel, our Board of Directors, excluding the representatives of Matav Investments Ltd., may require Matav Investments Ltd. to sell the amount of shares that our Board of Directors determines must be sold, at a price per share equal to 82.5% of the Market Price, as determined in the Relationship Agreement, in accordance with the provisions of the Relationship Agreement, in addition to, or as an alternative, to take such other actions as our Board of Directors and Matav Investments Ltd. agree will remedy the breach.

Transactions with affiliates

     We currently operate under an unwritten arrangement with Eurocom Communications Ltd., one of our principal shareholders, pursuant to which Eurocom sells our services or distributes handsets in connection with their sale of Nokia handsets in twelve outlets. Eurocom receives a commission for the activation of each handset that it sells to customers as one of our distributors and for the logistical support related to the supply of handsets.

     We also purchase a portion of our Nokia handsets from Eurocom. In the year ended December 31, 2002, purchases from Eurocom constituted approximately 28% of all of our handset purchases.

     We believe that our distribution arrangement and handset purchases from Eurocom are on commercial, arms-length terms.

     In addition, we have agreements with Eurocom Cellular Communication Ltd., a subsidiary of Eurocom Communications Ltd., according to which Eurocom will provide us with various content and interactive games and the right to use certain intellectual property.

     We have an agreement with Cellact Ltd., a subsidiary of Elbit Ltd., according to which Cellact is directly connected to our SMS server so that Cellact may send large amounts of SMSs to our subscribers and vice-versa.

     We have signed an agreement with NonStop Internet 1999 Limited, or NonStop, a subsidiary of Matav-Cable Systems Media Ltd., one of our shareholders. This agreement is part of a series of similar agreements with other providers of content and services, and is in the ordinary course of business. The agreement will not have a significant financial impact on us. In June 2001, NonStop assigned all of its rights and obligations under this agreement to Matav. In December 2001, we agreed with Matav to terminate the agreement, which termination was effective on February 26, 2002.

     We have a strong relationship and are working with Hutchison Whampoa Limited, one of our principal shareholders, in connection with the development of products and services for UMTS third generation mobile communications. Hutchison is a global leader in UMTS third generation technology and, in particular the deployment and development of third generation cellular networks and products and services worldwide.

     In August 2002, we signed a Cost-Sharing Agreement, or the CSA, with Hutchison Telecommunications Limited, or HTL, and certain of its subsidiaries for the joint acquisition and development of information technology platforms and software solutions, hardware, content and other services, in connection with the UMTS third generation business.

     The CSA allows us to participate in acquisition and development projects with other UMTS third generation companies within the Hutchison Whampoa Limited group, and to benefit from the combined purchasing power and resources of the group which includes companies in Austria, Australia, Denmark, Hong Kong, Ireland, Italy, Sweden and the United Kingdom.

     As of December 31, 2002, we had given notice of our participation in four joint contracts. We expect that our share in these contracts in financial terms (including our share of joint expenses and liabilities) is not material.

     We believe that the CSA gives us an advantage unavailable to our competitors. The CSA gives us an opportunity to maximize economies of scale and operational efficiencies for development and procurement activities associated with our 3G business. See Note 14(c) to our consolidated financial statement.

     For more information, see “Item 3D. Risk Factors—Risks and uncertainties in connection with UMTS third generation technology mean that we may not make an economic return on investment in acquiring UMTS third generation spectrum, establishing a UMTS third generation network, or developing UMTS third generation services”.

     In December 2002, we signed an Interconnect Agreement with Matav-Cable Systems Media Ltd. See “Item 4B. Business Overview—Interconnection”.

     Certain of our directors, who are also controlling persons of our principal shareholders, are also, indirectly, part of the controlling group of shareholders of Bank Hapoalim B.M., which is a participating bank in our credit facility. For a description of our credit facility, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Foreign mobile radio telephone operator undertaking

     Our license requires a foreign mobile radio telephone operator to undertake to make available to us, if we request it, all know-how in its possession required to establish and operate a mobile radio telephone system for the provision of mobile radio telephone communications services, their marketing and sale. By virtue of Advent’s parent corporation being the controlling corporation of Hutchison Telephone Company Limited, this operator currently provides this undertaking, under which the know-how is to be provided to us, if requested, at market prices and on arms-length terms. If Advent’s parent ceases to be the controlling corporation of Hutchison Telephone Company Limited, Advent’s parent corporation will arrange an appropriate alternative foreign mobile radio telephone operator to provide the required undertaking.

Registration rights

     We have entered into a registration rights agreement with our principal shareholders in which we granted our principal shareholders the right to require us to register ordinary shares held by them under the Securities Act. We have agreed that, upon request from any of our principal shareholders, which request could not have been made until October 26, 2000, we will file a registration statement under the Securities Act to register ordinary shares held by them, subject to a maximum of one request in any 6-month period. There is no limit to the number of registrations that can be requested under the agreement. The minimum amount of shares that must be included in any registration requested under this agreement is 2.65% of our outstanding shares. We have also granted each of the principal shareholders the right to include their ordinary shares in any registration statement covering offerings of ordinary shares by us. The registration rights agreement will terminate with respect to each holder upon the earlier of October 26, 2009 and such time as the holder can sell its ordinary shares into the United States public market pursuant to an exemption from the registration requirements of the Securities Act without regard to holding period, volume or manner-of-sale limitations.

7C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8A. Consolidated financial statements and other financial information

     Audited financial statements for the three fiscal years ended December 31, 2002 are included under “Item 18. Financial Statements.”

Legal and arbitration proceedings

     In addition to the legal proceedings discussed below, we are party to a number of legal and administrative proceedings arising in the ordinary course of our business. We do not expect the outcome of such matters in the aggregate to have a material adverse effect upon our business and financial condition, results of operations and cash flows.

     We have experienced difficulties in obtaining building permits from local authorities for the erection of antennas, particularly before the signing of the agreement in principle with the Union of Local Authorities in Israel. As a result, we, like other mobile telephone operators in Israel, have erected antenna sites without the issuance of a building permit from the relevant local or regional authority. Currently, approximately 50% of our antenna sites are operating without local building permits. In addition, approximately 36% of the sites (base transceiver stations and microbase transceiver stations) are operating without permits from the Ministry of the Environment, although all third party environmental testing necessary for those permits has been successfully completed. Moreover, a small percentage of antenna sites are operating without permits from the Civil Aviation Authority and the Israeli Defense Forces. Applications have been submitted to the relevant local or regional authority and are at various stages of the approval process for approximately 20% of our antenna sites, and the application process has not been commenced for approximately 30% of our sites. We believe that a portion of the sites for which the application process has not been commenced do not require building permits under the Planning and Building Law. The erection of an antenna site without a required local building permit is a violation of the Planning and Building Law and, in some cases, has resulted in a demolition order being imposed on us and in the filing of criminal charges and civil proceedings by Israeli municipalities against us and our officers and directors.

     As of December 31, 2002, 235 criminal proceedings have been brought against us concerning the erection of antenna sites without building permits. 127 of those proceedings have also been brought against our officers and directors. 22 of those proceedings have been brought against us regarding failure to comply with demolition orders, of which five have been brought against our officers and directors and 19 have been settled. We are currently negotiating with the relevant local authority to reach a settlement regarding the relocation of affected sites or obtaining building permits for those sites. 199 of the criminal proceedings brought against us have been settled, with Partner, but not our directors or officers, admitting guilt and paying a fine, ranging from NIS 200 to NIS 48,000 per offense. The total amount of fines paid as of December 31, 2002, is approximately NIS 1.8 million, with NIS 0.5 million of that paid during 2000, NIS 0.3 million of that paid during 2001 and NIS 0.3 million of that paid during 2002. These settlements also resulted in the imposition of demolition orders for the relevant sites, the execution of which have been stayed for a period of time to allow us to obtain the necessary permits or to relocate the relevant antenna site. 108 of the criminal proceedings involving our officers and directors have been settled with no admission of guilt by any of the officers and directors. In addition, currently 68 administrative demolition order proceedings have been brought against us. Of these, 65 have been settled with the imposition of demolition orders, the execution of which has been stayed for a period of several months to allow us to obtain the necessary permits or to relocate the relevant antenna.

     There can be no assurance that we will continue to be successful in settling legal proceedings brought against us and our officers and directors or that we will not be faced with demolition orders and criminal charges, including against our officers and directors. See “Item 3D. Key Information—Risk Factors—We have had difficulties obtaining some of the permits for which we have applied and have not yet applied for other permits that are required for the erection of our antenna sites. These difficulties could continue and therefore affect our ability to erect or maintain antenna sites. This could have an adverse effect on the extent, quality and capacity of our network coverage which could prevent us from achieving or maintaining the network coverage and quality requirements contained in our license and adversely affect our business.”

     On October 28, 1999, a lawsuit was filed by “Consumer Hotline,” an Israeli consumer organization, in the Haifa District Court alleging a variety of consumer complaints against us and requesting recognition as a class action lawsuit. On March 20, 2002, the Haifa District Court decided to strike the claim because on December 31, 2001, Consumer Hotline lost the special status required under Israeli law for consumer organizations to file class action law-suits.

     Another claim, involving a substantial amount, which was filed by a private consumer who had previously asked to join the above class action, may be brought again before the court. The court had previously frozen the proceedings of the private consumer’s claim, until a decision is made in the case filed by the consumer organization. On June 20, 2002, legal counsel representing the consumer organization informed the company of his intention to resume these proceedings. At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the claims, if and when re-opened, and therefore no provision has been made. See note 8(b)1 to our audited financial statements.

     On July 8, 2001 a claim was filed against us for alleged violation of a supplier’s exclusivity agreement. For filing purposes, the claim was set at NIS 18 million; however, this amount can be increased by the claimant. Since preliminary proceedings between the parties have yet to take place, and the claim concerns a contract interpretation issue, the Company and its legal counsel are unable to evaluate the probability of success of this litigation, and therefore no provision has been made. See Note 8b(2) to our consolidated financial statements.

     On December 31, 2001, a claim was filed against us and other Israeli telecommunication companies, together with a request to approve this claim as a class action. The claim is for air time charged in respect of calls which were terminated due to causes other than the termination of the call by the parties thereto. The amount of the claim against us is estimated at approximately NIS 21 million. On January 2003, a mutually-agreed motion to strike out the claim against the Company was granted by the court. See Note 8b(3) to our consolidated financial statements.

     On March 20, 2002, we received a demand from one of our former distributors, mainly for an alleged violation of his distribution agreement and understanding. The amount of the demand against us is set at NIS 130 million for filing purposes, although the claimant states that his damages far exceed the above amount. As of December 31, 2002, this demand has not been filed by way of a legal claim. At this stage, the Company and its legal counsel are unable to evaluate the probability of success of such a demand if filed by way of legal claim, and the amount it claims, therefore no provision has been made. See Note 8b(4) to our consolidated financial statements.

     On April 8, 2002, a claim was filed against us, alleging a variety of consumer complaints and requesting recognition as a class action. The amount of the claim against us is estimated at approximately NIS 545 million plus additional significant amounts related to other alleged damages. At this stage, no hearings have taken place and until the claim is certified as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made. In addition, the Company and its legal counsel are of the opinion that even if the request to approve this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the amount mentioned above.

     On May 21, 2002, a claim was filed against the Company and other Israeli telecommunication companies together with a request to approve this claim as a class action. According to the applicants, the defendants have entered into agreements with commercial entities that offer the public various content services via calls to cellular telephone numbers. The applicants allege that, in fact, the calls are not carried out through a wireless but via a fixed line, an act that is in violation of the law and the license. Accordingly, the applicants claim that the defendants must refund the public all the amounts that were charged in connection with these content services agreements. The applicants do not know the amount of the class action, but estimate it at NIS 600 million. At this stage, no hearings have taken place, and until the claim is certified as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim and therefore no provision has been made. In addition, the Company and its legal counsel are of the opinion that in light of the facts known at this early stage, the amount mentioned above of the claim is excessive. See Note 8b(6) to our consolidated financial statements.

Dividend distribution policy

     We have never paid cash dividends to our shareholders, and we currently do not anticipate paying dividends for the foreseeable future. We expect that all available cash from operations, together with borrowings under our credit facility and a portion of the proceeds from our initial public offering and our August 2000 offering of 13% senior subordinated notes due 2010, will be used to meet our projected capital and other expenditure requirements and to settle or refinance our projected liabilities as they fall due. In addition, the terms of our credit facility restrict the amount of dividends we may pay to our shareholders and the timing of dividend payments.

     In the event we declare dividends in the future, we will pay those dividends in shekels. Under current Israeli regulations, any dividends or other distributions paid in respect of ordinary shares may be freely repatriated in non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on or withheld from such dividends. Because exchange rates between the shekel and the US dollar fluctuate continuously, a holder of ADSs will be subject to currency fluctuation generally and, particularly, between the date when dividends are declared and the date dividends are paid.

8B. Significant changes

No significant change has occurred since the date of our financial statements.

ITEM 9. THE OFFER AND LISTING

9A. Offer and Listing Details

     Our capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange under the symbol “PTNR”. American Depositary Shares, or ADSs, each representing one of the Company’s ordinary shares are quoted on the Nasdaq National Market under the symbol “PTNR” and are traded on the London Stock Exchange under the symbol “PCCD”. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by JPMorgan Chase, as Depositary under a Deposit Agreement, dated as of November 1, 1999, among the Company, JPMorgan Chase and registered holders from time to time of ADRs. ADSs were first issued in October 1999.

     The table below sets forth, for the periods indicated, the reported high and low closing quotations, based on the Daily Official List of the London Stock Exchange, information supplied by the National Association of Securities Dealers, Inc., and information supplied by the Tel Aviv Stock Exchange.

					Tel Aviv Stock
					Exchange**
	Nasdaq		London Stock Exchange		(NIS per
	($ per ADS)		($ per ADS)		ordinary share)

	High	Low	High	Low	High	Low

Year Ended December 31,
1999*
Fourth Quarter (from October 27)	25.88	14.88	25.00	14.93	—	—
2000	23.13	4.13	22.50	4.13	—	—
First Quarter	23.13	14.25	22.50	14.83	—	—
Second Quarter	14.81	6.26	15.13	7.03	—	—
Third Quarter	10.00	7.50	10.05	7.43	—	—
Fourth Quarter	7.63	4.13	7.75	4.13	—	—
2001	7.13	3.50	7.10	3.53	37.85	17.73
First Quarter	7.13	4.25	7.10	4.25	—	—
Second Quarter	4.78	3.50	4.63	3.53	—	—
Third Quarter	6.80	3.89	6.95	4.15	37.85	17.73
Fourth Quarter	6.85	4.50	6.95	4.43	30.79	18.90
2002	7.55	3.55	7.38	3.78	33.92	17.26
First Quarter	7.55	4.70	7.38	4.70	33.92	21.29
Second Quarter	5.00	4.00	4.93	4.05	24.04	19.19
Third Quarter	4.77	3.86	4.68	3.88	22.53	18.51
Fourth Quarter	4.50	3.55	4.53	3.78	21.67	17.26

'

*	Because our ADSs were first issued on October 26, 1999, the high and low closing quotations for 1999 are the same as those for the Fourth Quarter.

**	Our ordinary shares began trading on the Tel Aviv Stock Exchange on July 3, 2001.

Previous Six Months

					Tel Aviv Stock
					Exchange**
	Nasdaq		London Stock Exchange		(NIS per
	($ per ADS)		($ per ADS)		ordinary share)

	High	Low	High	Low	High	Low

September 2002	4.52	3.96	4.62	4.07	21.85	19.67
October 2002	4.50	3.92	4.43	3.88	21.67	18.52
November 2002	4.08	3.87	4.18	3.92	19.63	18.40
December 2002	4.19	3.55	4.18	3.78	19.95	17.26
January 2003	3.45	2.91	3.58	3.03	16.47	14.72
February 2003	2.97	2.56	2.98	2.68	14.30	12.45

9B. Plan of Distribution

Not applicable.

9C. Markets

     Our ADSs are quoted on the Nasdaq National Market under the symbol “PTNR” and are traded on the London Stock Exchange under the symbol “PCCD”. Our ordinary shares are traded on the Tel Aviv Stock Exchange under the symbol “PTNR”.

9D. Selling Shareholders

Not applicable.

9E. Dilution

Not applicable.

9F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10A. Share Capital

Not applicable.

10B. Memorandum and Articles of Association

Purposes and objects of the company

     We are a public company registered under the Israeli Companies Law as Partner Communications Company Ltd., registration number 52-004431-4.

     Pursuant to our memorandum of association, we were formed for the purpose of participating in the auction for the granting of license to operate mobile radio telephone services in Israel, to provide such services, and without derogating from the above, we are also empowered to hold any right, obligation or legal action and to operate in any business or matter approved by the Company.

     Pursuant to section three of our articles of association, our purpose is to operate in accordance with business considerations to generate profits; provided, however, that the Board of Directors is entitled to donate reasonable amounts to worthy causes, even if such donation is not within the frame of these business considerations.

     Pursuant to section four of our articles of association, our objective is to engage in any legal business.

The powers of the directors

     The power of our directors to vote on a proposal, arrangement or contract in which the director is materially interested is limited by the relevant provisions of the Companies Law. In addition, the power of our directors to vote compensation to themselves or any members of their body, requires the approval of the audit committee and the shareholders at a general meeting. See “Item 6C. Board Practices—Approval of Related Party Transactions.”

Rights attached to shares

     Our registered share capital consists of a single class of 235 million ordinary shares, par value NIS 0.01 per share, of which 181,595,222 ordinary shares were issued and outstanding as of

December 31, 2002. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

Dividend rights

     Holders of ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The Board of Directors may propose a dividend with respect to any fiscal year only out of profits, in accordance with the provisions of the Companies Law. Declaration of a dividend requires approval by an ordinary shareholders’ resolution, which may decrease but not increase the amount proposed by the board of directors. See “Item 10E. Additional Information—Taxation.”

     Dormant shares retain the rights to receive dividends or other distributions to shareholders, and to participate in rights offerings, but no other rights.

     One year after a dividend has been declared and is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to the benefit of the Company until it is claimed. We are not be obligated to pay interest or linkage on an unclaimed dividend.

Voting rights

     Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital. In the event that a quorum is not present within thirty minutes of the scheduled time, the shareholders’ meeting will be adjourned to the same day of the following week, or the next business day thereafter, at the same time and place, or such time and place as the Board of Directors may determine. If at such reconvened meeting a quorum is not present at the time appointed for holding the meeting, one or more shareholders present in person or by proxy holding or representing in the aggregate at least 10% of the voting rights in us will constitute a quorum.

     Any shareholder seeking to vote at a general meeting of our shareholders must first notify us if any of the shareholder’s holdings in us requires the consent of the Minister of Communications. The instructions of a shareholder will not be valid unless accompanied by a certification by the shareholder as to whether or not the shareholder’s holdings in us or the shareholder’s vote requires the consent of the Ministry of Communications due to a breach by the shareholder of the restrictions on transfer or acquisition of means of control, or provisions regarding cross-ownership with other mobile telephone operators or shareholdings or agreements which may reduce or harm competition. If the shareholder does not provide such certification, his instructions will be invalid and his vote not counted.

     An ordinary resolution, such as a resolution for the election of directors, the declaration of dividends or the appointment of auditors, requires approval by the holders of a majority of the voting rights represented at the meeting, in person or by proxy, and voting thereon. Under our articles of association, resolutions such as a resolution amending the Memorandum or Articles of Association or approving any change in capitalization, liquidation, changes in the objectives of the company, or the name of the company, or other changes as specified in our articles of association, requires approval of a special majority, representing the holders of no less than 75% of the voting rights represented at the meeting, in person or by proxy, and voting thereon.

     Under our articles of association our directors are elected by an ordinary majority of the shareholders at each duly convened annual meeting, and they serve until the next annual meeting, provided that external directors shall be elected in accordance with applicable law and/or relevant stock exchange rules applicable to us. In each annual meeting the directors that were elected at the previous annual meeting are deemed to have resigned from their office, excluding an external director, who according to the Companies Law, is elected for a period of three years. A resigning director may be reelected. Each Ordinary Share represents one vote. No director may be elected or removed on the basis of a vote by dormant shares. The ordinary share do not have cumulative voting rights in the election of directors.

     Directors may be appointed also in certain circumstances by an extraordinary general meeting and by the Board of Directors upon approval of 75% of the directors. Such director, excluding an external director, shall serve for a term ending at the next annual general meeting.

Rights in the company’s profits

     Our shareholders have the rights to share in our profits distributed as a dividend and any other permitted distribution. See “Item 10B. Rights Attached to Shares—Dividend Rights.”

Rights in the event of liquidation

     All of our ordinary shares confer equal rights among them with respect to amounts distributed to shareholders in case of liquidation.

Limitations on ownership and control

     Ownership and control of our ordinary shares are limited by the terms of our license and our articles of association. See “Item 4B. Information on the Company—Business Overview—Our License—License Conditions.”

     In order to comply with the conditions and restrictions imposed on us by the Ministry of Communications or under our License in relation to ownership or control over us, under certain events specified in our articles of association, the Board of Directors may determine that certain Ordinary Shares are dormant shares, as defined in the Companies Law. According to our articles of association, dormant shares bear no rights as long as they are dormant shares, except the right to receive dividends and other distributions to shareholders.

Changing rights attached to shares

     According to our articles of association, in order to change the rights attached to any class of shares, the general meeting of the shareholders must adopt a resolution to change such rights by a special majority, representing at least 75% of the votes of shareholders participating and voting in the general meeting, and in case of changing the rights attached to certain class of shares, the approval by special majority of each class meeting, is required.

Annual and extraordinary meetings

     The Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. Notice of at least twenty-one days prior to the date of the meeting is required. An extraordinary meeting may be convened by the board of directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders holding in the aggregate at least 4.99% of our issued capital. An extraordinary meeting must be held not more than thirty-five days from the publication date of the announcement of the meeting. See “Item 10B. Rights Attached to Shares—Voting Rights.”

Limitations on the rights to own securities in us

     For limitations on the rights to own securities in us see “Item 4B. Information on the Company—Business Overview—Our License—License Conditions,” “—Our Permit Regarding Cross Ownership” and “Item 10B. Rights Attached to Shares—Limitations on ownership and control.”

Limitations on change in control and disclosure duties

     For limitations on change in control, see “Item 4B. Information on the Company—Business Overview—Our License—License Conditions,” “Item 4B. Information on the Company—Business Overview—Our License—Our Permit Regarding Cross Ownership” and “Item 10B. Rights Attached to Shares—Limitations on ownership and control.”

Changes in our capital

     Changes in our capital are subject to the approval of the shareholders at a general meeting by a special majority of 75% of the votes of shareholders participating and voting in the general meeting.

10C. Material Contracts

     We are not a party to any material contracts other than those entered into in the ordinary course of business.

10D. Exchange Controls

     There are no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us and our wholly owned subsidiary, Partner Future Communications 2000 Ltd., except or otherwise as set forth under “Item 10E. Additional Information—Taxation.”

     Under Israeli law (and our Memorandum and Articles of Association), persons who are neither residents nor nationals of Israel may freely hold, vote and transfer ordinary shares in the same manner as Israeli residents or nationals.

10E. Taxation

Israeli taxation

     The following is a summary of the current tax laws of the State of Israel as they relate to us and to our shareholders and also includes a discussion of the material Israeli tax consequences for persons purchasing our ordinary shares or ADSs, both referred to below as the “Shares”. To the extent that the discussion is based on legislation yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended and should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

Israeli Tax Reform

     On July 24, 2002, the Israeli Knesset enacted income tax reform legislation, commonly referred to as the “Tax Reform”. The Tax Reform has introduced fundamental and comprehensive changes into Israeli tax laws. Most of the legislative changes took effect on January 1, 2003. The Tax Reform has introduced a transition from a primarily territorial-based tax system to a personal-based system of taxation with respect to Israeli residents. The Tax Reform has also resulted in significant amendment of the international taxation provisions, and new provisions concerning the taxation of capital markets including the abolishment of currently “exempt investment routes” (e.g., capital gains generated by individuals from the sale of securities traded on the Tel-Aviv Stock Exchange). Various issues related to the Tax Reform remain unclear in view of the legislative language utilized and the lack of authoritative interpretations at this stage. The analysis below is therefore based on our current understanding of the new legislation.

     It should be noted that under the Tax Reform legislation the Shares are no longer regarded and defined as “foreign traded securities” and thus certain associated Israeli tax aspects will accordingly be subject to change as discussed below.

General corporate tax structure

     The regular rate of corporate tax in Israel is 36%.

     Our taxable income is determined under the Income Tax (Inflationary Adjustment) Law 1985, or the “Inflationary Adjustments Law”, which attempts to overcome some of the problems presented to a traditional tax system by rapid inflation. Generally, the Inflationary Adjustments Law provides tax deductions and adjustments to depreciation deductions and tax loss carry forwards to mitigate the effects resulting from an inflationary economy.

     The Israeli Income Tax Ordinance and regulations promulgated there under allow Foreign-Invested Companies, to adjust their tax returns based on exchange rate fluctuations of the shekel against the US Dollar rather than changes in the Israeli Consumer Price Index or “CPI”, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is a company in which more than 25% of the share capital in terms of rights to distributions, voting and appointment of directors, and of the combined share capital, including shareholder loans and capital notes, is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the US Dollar exchange rate cannot change that election for a period of three years following the election. We adjust our tax returns based on the changes in the Israeli CPI. Because we qualify as a Foreign-Invested Company, we are entitled to elect measurement of our results for tax purposes on the basis of changes in the exchange rate of the US Dollar in future tax years.

Tax on capital gains of shareholders

•	GENERAL. Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of our Shares by some of our shareholders (see discussion below). The Israeli Tax Ordinance distinguishes between “Real Gain” and “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the Israeli CPI between the date of purchase and the date of sale. The Real Gain accrued at the sale of an asset purchased on or after January 1, 2003 is taxed at a 25% rate, both for individuals and for corporations, as opposed to the previous 36% rate applicable to corporations, and to the marginal tax rate of up to 50% applicable to individuals with respect to sale transactions effected prior to January 1, 2003.

Real Gains derived from the disposal after January 1, 2003 of an asset purchased prior to this date will be subject to capital gains tax at a blended rate. The previous capital gains tax rate (36% for a corporation and a marginal tax rate of up to 50% for individuals) will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at a 25% rate.

Inflationary Surplus is exempt from tax.

Upon the sale of an asset subject to capital gains tax, a tax advance of 25% of the capital gain is payable within 30 days of the transaction. The Assessing Officer may accept the actual amount of tax payable, if this is lower, provided that a detailed return including a computation of the tax due is filed within that period. Capital gains are also reportable on annual income tax returns.

•	TAXATION OF ISRAELI RESIDENTS—SHAREHOLDERS SUBJECT TO THE INFLATIONARY ADJUSTMENTS LAW. The Inflationary Adjustments Law includes provisions concerning taxation on gains from the sale of traded securities. These provisions apply to most corporate shareholders and to certain individuals. There is some uncertainty as to whether those provisions also apply to foreign corporations that hold our shares because non-resident companies are not expressly exempt from them. A shareholder who is subject to the Inflationary Adjustments Law will be taxed, upon the sale of his or her Shares, on the full amount of its gain at the tax rate applicable to that shareholder (36% for a corporation and a marginal tax rate of up to 50% for individuals). It should be noted that the Tax Reform has not altered significantly the legal situation concerning this aspect of Israeli taxation.

•	TAXATION OF ISRAELI RESIDENTS—OTHER SHAREHOLDERS. In July 2001 our ordinary shares were listed for trading on the Tel Aviv Stock Exchange. As a result of our dual listing and due to the Tax Reform (inclusion of new provisions concerning the taxation of capital markets) and that since our ordinary shares are no longer considered “foreign traded securities”, the tax treatment of our shareholders under Israeli law has changed.

The following is a summary of the most significant Israeli capital gains tax implications arising with respect to the sale of our Shares by shareholders who are not engaged in the business of trading securities or who are not subject to the Inflationary Adjustments Law. As demonstrated below, the timing of that the shareholder’s purchase of the shares will determine the tax outcomes in this regard.

Our analysis is based partially on guidelines published by the Israeli Tax Authorities prior to enactment of the Tax Reform concerning the tax treatment of securities traded in the Tel Aviv Stock Exchange and on foreign stock exchanges. Accordingly, the analysis may change should new legislation or amended guidelines be published in the future.

Sale of shares purchased after January 1, 2003

     The shareholder will be subject to tax at 15% rate on realized real capital gain. To the extent that the shareholder claims a deduction of financing expenses, the gain will be subject to tax at a rate of 25%.

Sale of shares purchased after the listing on the Tel Aviv Stock Exchange and before January 1, 2003

•	The shareholder will be subject to tax on the gain derived commencing January 1, 2003 at a rate of 15%. The cost value of the shares for the purpose of the gain computation, will be based on the average price of the shares during the last three trading days preceding January 1, 2003 or the original cost of the shares, whichever is the higher. To the extent that the taxpayer claims a deduction of financing expenses, the gain will be subject to tax at a rate of 25%.

•	The remainder of the gain realized (i.e., the real gain attributed to the period from the purchase date until January 1, 2003) will be exempt from Israeli tax.

Sale of shares purchased prior to the listing on the Tel Aviv Stock Exchange

     A shareholder who elected to recognize a tax event at the listing date on the Tel Aviv Stock Exchange or rescinded an election to defer the tax event.

     If a shareholder elected to recognize a tax event on the date of the listing of our Shares on the Tel Aviv Stock Exchange, or rescinded an election to defer the tax event until the date of actual sale of the shares on the Tel Aviv Stock Exchange, the profit realized will be allocated among three separate components: (i) profit or loss determined as of the date of listing on the Tel Aviv Stock Exchange; (ii) profit or loss accrued from the date of listing the shares on the Tel Aviv Stock Exchange until January 1, 2003 and (iii) Gain (or loss) accrued from January 1, 2003 until the actual sale of the shares.

     Regarding profits determined as of the listing date, the shareholder generally will be taxed at a rate of 35% for an individual shareholder or 36% for a corporate shareholder. If such shareholder elected to defer payment of the tax on the date of listing, the shareholder will be required to pay interest and linkage to the Israeli CPI on the tax amount from the date of listing.

     Profits accrued from the date of listing of the shares on the Tel Aviv Stock Exchange until January 1, 2003 are generally exempt from capital gains tax.

     Capital gain accrued from January 1, 2003 until the actual sale of the shares will be subject to tax at a rate of 15%. The cost basis of the shares for the purpose of the gain computation, will be based on the average price of the shares during the last three trading days preceding January 1, 2003 or the value at the listing date, whichever is higher. To the extent that the taxpayer claims a deduction of financing expenses, the gain will be subject to tax at a rate of 25%.

A shareholder who elected to defer the tax event until the actual sale of the shares

     If a shareholder elected to defer the tax event until the date of the actual sale of the securities and has notified the tax authorities of the election, the shareholder will generally be taxed at a rate of 35% for an individual shareholder or 36% for a corporate shareholder on all gains realized from the sale of the securities.

     Under certain interpretations of the law, reduced tax rates may apply with respect to the gain accrued as from January 1, 2003 until the actual sale of the shares.

•	TAXATION OF NON-ISRAELI RESIDENTS. As mentioned above, Israeli law generally imposes a capital gains tax on sales of capital assets, including securities and any other direct or indirect rights to capital assets located in Israel. This tax is also applicable to non-residents of Israel as follows:

•	Foreign investors (individuals and corporations) that are not engaged in the business of trading securities through a permanent establishment in Israel and are not subject to the Inflationary Adjustments Law, who purchased the shares after the listing on the Tel Aviv Stock Exchange will be exempt from tax on capital gains derived from the sale of the Shares.

•	Foreign investors (individuals and corporations) that are not engaged in the business of trading securities and are not subject to the Inflationary Adjustments Law, who purchased Shares before the listing on the Tel Aviv Stock Exchange or will be subject to similar capital gain tax treatment as Israeli residents. The tax applicable to foreign individual investors will be determined in accordance with the marginal tax rates of up to 50% and not in accordance to the preferential 35% tax rate applicable to Israeli individual investors. However, foreign investors may be exempt under the terms of an applicable bilateral double taxation treaty.

•	TAXATION OF INVESTORS ENGAGED IN A BUSINESS OF TRADING SECURITIES

     Individual and corporate dealers in securities in Israel are taxed at tax rates applicable to business income.

•	WITHHOLDING AT SOURCE FROM CAPITAL GAINS FROM TRADED SECURITIES. Under the Tax Reform, Israeli stockbrokers have a duty to withhold tax upon the sale of traded securities. The applicable withholding tax rate is 15% from the real gain. As an interim measure for 2003, the stockbroker will withhold tax on the consideration received upon the sale at the rate of 0.5% until June 30, 2003 and at the rate of 1% from July 1, 2003 until December 31, 2003.

Dividends

     We currently do not intend to pay dividends in the foreseeable future. However, the following Israeli tax consequences would apply in the event of actual payment of any dividends on ordinary shares or ADSs.

     The distribution of dividend income, other than bonus shares (stock dividends), to Israeli residents who purchased our Shares will generally be subject to income tax at a rate of 25% for individuals and will be exempt from income tax for corporations.

     Non-residents of Israel (both individuals and corporations) are subject to income tax on income accrued or derived from sources in Israel, including dividends from Israeli corporations. The distribution of dividend income, other than bonus shares (stock dividends), to non-residents of Israel will generally be subject to income tax at a rate of 25% by way of a tax withholding, unless a lower rate is stipulated by a treaty between Israel and the shareholder’s country of residence.

Taxation of residents of the United States under the US Treaty

     Residents of the United States will generally be subject to withholding tax in Israel on dividends paid, if any, on Shares (including ADS). Generally, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the US Treaty, the maximum rate of withholding tax on dividends paid to a holder of Shares (including ADS) who is a resident of the United States (as defined in the US Treaty) will be 25%.

     The US Treaty exempts from taxation in Israel any capital gain realized on the sale, exchange or other disposition of Shares (including ADS) by a holder that (a) is a resident of the United States for purposes of the US Treaty, and (b) owns directly or indirectly, less than 10% of our voting stock at all times during the 12-month period preceding such sale, exchange or other disposition.

     Purchasers of Shares (including ADS), who are residents of the United States and who hold 10% or more of the outstanding ordinary shares at any time during such 12-month period will be subject to Israeli capital gains tax. However, under the US treaty, residents of the United States (as defined in the US Treaty) generally would be permitted to claim a credit for this tax against US federal income tax imposed on the sale, exchange or other disposition, subject to the limitations in US laws applicable to the utilization of the foreign tax credits generally.

     The application of the US Treaty provisions to dividends and capital gains described above is conditioned upon the fact that such income is not effectively connected with a permanent establishment (as defined in the US Treaty) maintained by the non-Israeli resident in Israel.

     A non-resident of Israel that has dividend income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not connected to or derived from a trade or business conducted in Israel by the tax payer.

Repatriation

     Non-residents of Israel who acquire any of the Shares (including ADSs) of the Company will be able to repatriate dividends, liquidation distributions and the proceeds from the sale of such ADSs or ordinary shares, in non-Israeli currencies at the rate of exchange prevailing at the time of repatriation provided that any applicable Israel income tax has been paid, or withheld, on such amounts. US holders should refer to the “United States Federal Income Taxation — Dividends” section below with respect to the US federal tax treatment of foreign currency gain or loss.

United States federal income taxation

     The following discussion is a summary of the material US federal income tax considerations applicable to a US holder (as defined below) regarding the acquisition, ownership and disposition of ordinary shares or ADSs. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed US Treasury regulations, administrative pronouncements, rulings and judicial decisions in effect as of the date of this Annual Report. All of these authorities are subject to change, possibly with retroactive effect, and to change or changes in interpretation. In addition, this summary does not discuss all aspects of US federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under US federal income tax law, including US expatriates, insurance companies, securities broker-dealers, financial institutions, tax-exempt organizations, persons holding ordinary shares or ADSs as part of a straddle, hedging or conversion transaction, persons subject to the alternative minimum tax, persons who acquired their ordinary shares or ADSs, pursuant to the exercise of employee stock options or otherwise as compensation, persons having a functional currency other than the US dollar, persons owning (directly, indirectly or by attribution) 10% or more of our outstanding share capital, and persons not holding the ordinary shares or ADSs as capital assets.

     As used herein, the term “US holder” means a beneficial holder of an ordinary share or an ADS who is:

•	an individual citizen or resident of the United States for US federal income tax purposes,

•	a corporation or certain other entity created or organized in or under the laws of the United States or any political subdivision thereof (including the District of Columbia),

•	an estate whose income is subject to US federal income taxation regardless of its source, or

•	a trust if (A) a US court is able to exercise primary supervision over the trust’s administration and (B) one or more United States persons have the authority to control all of the trust’s substantial decisions.

     If a partnership holds ordinary shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds ordinary shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of ordinary shares or ADSs.

     For US federal income tax purposes, US holders of ADRs will be treated as owners of the ADSs evidenced by the ADRs and the ordinary shares represented by the ADSs. The statements of US federal income tax laws set forth assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

     Holders of ordinary shares or ADSs should consult their own tax advisors concerning the specific Israeli, US Federal, state and local tax consequences of the ownership and disposition of the ordinary shares or ADSs in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, US holders are urged to consult their own tax advisors concerning whether they will be treated as residents of the United States, and therefore be eligible for benefits, under the US Treaty.

Dividends

     We currently do not intend to pay dividends for the foreseeable future. However, in the event we make any distributions of cash or other property to a US holder of ordinary shares or ADSs, the US holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares and ADSs, including the amount of any Israeli taxes withheld in respect of such dividend, to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined for US federal income tax purposes. Distributions in excess of our earnings and profits will be applied against and will reduce the US holder’s tax basis in its ordinary shares or ADSs and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such ordinary shares or ADSs. Dividends paid by us will not qualify for the dividends-received deduction applicable in certain cases to US corporations.

     The amount of any distribution paid in NIS, including the amount of any Israeli withholding tax thereon, will be included in the gross income of a US holder of ordinary shares in an amount equal to the US dollar value of the NIS calculated by reference to the spot rate of exchange in effect on the date the distribution is received by the US holder or, in the case of ADSs, by the Depositary. If a US holder converts dividends paid in NIS into US dollars on the day such dividends are received, the US holder generally should not be required to recognize foreign currency gain or loss with respect to such conversion. If the NIS received in the distribution is not converted into US dollars on the date of receipt, any foreign currency gain or loss recognized upon a subsequent conversion or other disposition of the NIS will be treated as US source ordinary income or loss.

     Any dividends paid by us to a US holder on the ordinary shares or ADSs will be treated as foreign source income and will be categorized as “passive income” or, in the case of certain holders, “financial services income” for US foreign tax credit purposes. Subject to the limitations in the Code, as modified by the US Treaty, a US holder may elect to claim a foreign tax credit against its US federal income tax liability for Israeli income tax withheld from dividends received in respect of ordinary shares or ADSs. The US Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credit for US holders of ADSs. Accordingly, the discussion above regarding the creditability of the Israeli withholding tax on dividends could be affected by future actions that may be taken by the US Treasury. The rules relating to the determination of the foreign tax credit are complex. Accordingly, if you are a US holder of ordinary shares or ADSs, you should consult your own tax advisor to determine whether and to what extent you would be entitled to the credit. US holders who do not elect to claim foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which the US holder elects to do so with respect to all foreign income taxes. A deduction does not reduce US tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits.

Sale or other disposition

     Upon the sale or other disposition of ordinary shares or ADSs, a US holder generally will recognize capital gain or loss equal to the difference between the US dollar value of the amount realized on the disposition and the holder’s adjusted tax basis, determined in US dollars, in the ordinary shares or ADSs. Any gain or loss recognized upon the disposition of the ordinary shares or ADSs will be treated as long-term capital gain or loss if, at the time of the disposition, the holding period of the ordinary shares or ADSs exceeds one year. In the case of individual US holders, capital gains generally are subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses by a US holder is subject to significant limitations.

     In general, gain or loss recognized by a US holder on the sale or other disposition of ordinary shares or ADSs will be US source income or loss for US foreign tax credit purposes. Pursuant to the US Treaty, however, gain from the sale or other disposition of ordinary shares or ADSs by a holder who is a US resident, for US Treaty purposes, and who sells the ordinary shares or ADSs within Israel may be treated as foreign source income for US foreign tax credit purposes.

     If a US holder receives NIS upon the sale of ordinary shares, that US holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the ordinary shares and the date the sales proceeds are converted into US dollars, as described above in connection with the receipt of dividends.

Information reporting and backup withholding

     Dividend payments with respect to ordinary shares or ADSs and proceeds from the sale or other disposition of ordinary shares or ADSs may be subject to information reporting to the Internal Revenue Service (“IRS”) and possible US backup withholding at a current rate of 30%. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries.

     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information.

10F. Dividends and Paying Agents

Not applicable.

10G. Statement By Experts

Not applicable.

10H. Documents on Display

     Reports and other information of Partner filed electronically with the U.S. Securities and Exchange Commission may be found at www.sec.gov. They can also be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Avenue, N.W., Washington, D.C. 20549 and, as long as our notes are listed on the Luxembourg Stock Exchange, at the office of the paying agent in Luxembourg. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

10I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

     We are exposed to market risk, including movements in foreign currency exchange rates. Where appropriate, we enter into derivative transactions to hedge underlying exposure to interest rates and foreign currencies. As a matter of policy we do not enter into transactions of a speculative or trading nature. Interest rate and foreign exchange exposures are monitored by tracking actual and projected commitments and through the use of sensitivity analysis.

     We have borrowings in US dollars, shekels linked to the Israeli CPI and unlinked shekels. The following table provides information derived from the financial statements about these borrowings.

Non-derivative instruments

Book value(1) (NIS equivalent in
millions, except percentages)

US Dollar Borrowings
Long term—subordinated notes	829
Fixed interest rate payable on our senior subordinated notes	13%
NIS Linked to the Israeli CPI
Long-term—fixed	629
Weighted average interest rate payable on fixed rate debt	6.6%
Unlinked NIS
Long-term—floating	1,839
Weighted average interest rate payable on floating rate debt	10.0%
Total	3,297

(1)	Book value approximates fair value at December 31, 2002.

Expected Maturity Dates:

     Our credit facility is divided into three tranches: A multi-currency term loan facility of $410 million (“Facility A”), a revolving multi-currency loan facility of $150 million (“Facility B”) and a fixed-term shekel loan facility of $150 million (“Facility C”).

The total commitments under the Facilities will be reduced during each of the following years to the following amounts:*

	Dollars in millions

	A	B	C	Total

December 31, 2002	410	150	150	710
2003	385	150	150	685
2004	356	150	150	656
2005	266	150	141	557
2006	172	150	114	436
2007	62	150	84	296
2008	0	0	72	72
June 30, 2009	0	0	0	0

     On August 10, 2000, the Company completed an offering of $175 million of unsecured senior subordinated notes due 2010, which have been issued at their dollar par value. The notes bear interest at the rate of 13% per annum, which is payable semi-annually on each February 15 and August 15, commencing February 15, 2001. The Company may redeem up to 35% of the aggregate principal amount of the notes at any time prior to August 15, 2003, provided that immediately after giving effect to any such redemption, at least 65% of the aggregate principal amount of the notes remains outstanding.

Foreign exchange

     Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, through December 31, 2002, a material amount of our operating expenses were linked to non-shekel currencies. These expenses related mainly to the acquisition of handsets where the price paid by us is based on various foreign currencies. In addition, a substantial majority of our capital expenditures are incurred in, or linked to, non-shekel currencies, and our notes are denominated in US dollars and require US dollar interest payments. Thus, any devaluation of the shekel against the dollar (or other foreign currencies), will increase the shekel cost of our non-shekel denominated or linked expenses. Such an increase may have an adverse impact on our results, which may be material. We hedge some of our foreign currency commitments, but we do not currently hedge the principal payable on our notes.

     We are exposed from time to time to movements in foreign currency exchange rates on short-term liabilities to suppliers, denominated in US dollars or euros. Our hedging strategy is to neutralize and mitigate our currency exposures by entering into hedging transactions which convert into shekels the liabilities not denominated in shekels.

     We enter into foreign currency forward transactions and purchases and write foreign currency options in order to protect ourselves against the risk that the eventual dollar cash flows resulting from the existing assets and liabilities will be affected by changes in exchange rates. The writing of such options is part of a comprehensive hedging strategy and is designed to effectively swap the currencies relating to existing assets and liabilities. Each of the options written is combined with purchase of an option for the same period and the same notional amount. We do not hold or issue derivative financial instruments for trading purposes.

     The transactions are mainly designated to hedge the cash flows related to payments of dollar interest on notes payable as well as those related to anticipated payments in respect of purchases of handsets and capital expenditures in foreign currency. However, these contracts do not qualify for hedge accounting under FAS 133.

     The notional amount does not necessarily represent amounts exchanged by the parties and, therefore, is not a direct measure of our exposure.

     The following table provides information derived from the financial statements about our outstanding foreign exchange instruments.

Derivative instruments

	As of		Fair value at
	December 31,	Maturing	December 31,
	2002	in 2003	2002

	(NIS equivalent in millions)
Currency options purchased—for the exchange of:
Dollars into NIS	431	431	2.8
Currency options written—for the exchange of:
Dollars into NIS	431	431	(5.7)
Forward transactions—for the exchange of:
Dollars into NIS	264	264	(1.7)
Euros into NIS	52	52	2.7
Embedded derivatives—
Dollars into NIS	41	41	(0.1)

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

     Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in US Exchange Act rule 13a-14(c)) within 90 days of the date of this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within the Company particularly during the period in which this Form 20-F was being prepared.

     There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date our Chief Executive Officer and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16. [RESERVED]

ITEM 17. FINANCIAL STATEMENTS

The company has responded to “Item 18. Financial Statements” in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report.

Page

Report of Independent Auditors	F-1
Financial Statements:
Balance sheets at December 31, 2001 and 2002	F-2–F-3
Statements of operations for the years ended December 31, 2000, 2001 and 2002	F-4
Statements of changes in shareholders’ equity (capital deficiency) for the years ended December 31, 2000, 2001 and 2002	F-5–F-6
Statements of cash flows for the years ended December 31, 2000, 2001 and 2002	F-7–F-8
Notes to financial statements	F-9–F-45

ITEM 19. EXHIBITS

Exhibit
Number	Description

1.1	Partner’s Articles of Association
*1.2	Partner’s Certificate of Incorporation
*1.3	Partner’s Memorandum of Association
**2.(a).1	Form of Share Certificate
**2.(a).2	Form of Deposit Agreement including Form of ADR Certificate
*2.(b)	Form of Indenture between Partner and The Bank of New York, as trustee, including form of note
**4.(a).1	Relationship Agreement dated October 10, 1999
**4.(a).2	License from the Israeli Ministry of Communications issued April 8, 1998
**4.(a).3	Bank Facility dated August 13, 1998
**4.(a).4	License Agreement for use of the Orange Brand in Israel dated September 14, 1998
**4.(a).5	Brand Support/Technology Transfer Agreement dated July 18, 1999
**4.(a).6	Agreement with Ericsson Radio Systems AB dated May 28, 1998
#4.(a).7	Agreement with LM Ericsson Israel Ltd. dated November 25, 2002
#***4.(a).8	Dealer Agreement with SuperPharm dated February 11, 2001
**4.(a).9	Lease Agreement with Mivnei Taasia dated July 2, 1998
**4.(a).10	Interconnect Agreement with Cellcom dated February 15, 1999
**4.(a).11	Interconnect Agreement with Pelephone dated May 1, 1999
*4.(a).12	Amending and Rescheduling Agreement dated July 9, 2000
4.(a).13	Supplemental Agreement dated April 18, 2002
+4.(a).14	Amendment to Relationship Agreement dated April 23, 2002
***4.(a).15	Amendment No. 1 to License from the Israeli Ministry of Communications issued May 11, 1999
***4.(a).16	Amendment No. 2 to License from the Israeli Ministry of Communications issued September 29, 1999
***4.(a).17	Amendment No. 3 to License from the Israeli Ministry of Communications issued October 3, 1999
***4.(a).18	Amendment No. 4 to License from the Israeli Ministry of Communications issued June 28, 2000
***4.(a).19	Amendment No. 5 to License from the Israeli Ministry of Communications issued September 10, 2000
***4.(a).20	Amendment No. 6 to License from the Israeli Ministry of Communications issued March 19, 2001
+4.(a).21	Amendment No. 7 to License from the Israeli Ministry of Communications issued September 23, 2001
+4.(a).22	Amendment No. 8 to License from the Israeli Ministry of Communications issued December 27, 2001
+4.(a).23	Amendment No. 9 to License from the Israeli Ministry of Communications issued March 13, 2002
+4.(a).24	Amendment No. 10 to License from the Israeli Ministry of Communications issued April 14, 2002
+4.(a).26	Amendment No. 11 to License from the Israeli Ministry of Communications issued April 25, 2002

Exhibit
Number	Description

4.(a).27	Amendment No. 12 to License from the Israeli Ministry of Communications issued June 26, 2002
4.(a).28	Amendment No. 13 to License from the Israeli Ministry of Communications issued June 30, 2002
4.(a).29	Amendment No. 14 to License from the Israeli Ministry of Communications issued September 11, 2002
4.(a).30	Amendment No. 15 to License from the Israeli Ministry of Communications issued October 24, 2002
4.(a).31	Amendment No. 16 to License from the Israeli Ministry of Communications issued November 26, 2002
4.(a).32	Amendment No. 17 to License from the Israeli Ministry of Communications issued February 2, 2003
+4.(a).33	Amending Agreement to the Facility Agreement dated January 8, 2002
+4.(a).34	Amending Agreement to the Facility Agreement dated January 30, 2002
+4.(a).35	Amending Agreement to the Facility Agreement dated February 6, 2002
+4.(a).36	Amending Agreement to the Facility Agreement dated February 28, 2002
+4.(a).37	Amending Agreement to the Facility Agreement dated March 14, 2002
+4.(a).38	Amending Agreement to the Facility Agreement dated March 24, 2002
+4.(a).39	Amending Agreement to the Facility Agreement of April 2002
+4.(a).40	Amending Agreement to the Facility Agreement dated April 24, 2002
4.(a).41	Amending Agreement to the Facility Agreement dated December 31, 2002
6.	See Note 1q to our financial statements for information explaining how earnings (loss) per share information was calculated.
8.	List of Subsidiaries
10.(a).1	Consent of Kesselman & Kesselman
10.(a).2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to our registration statement on Form F-1 (No. 333-12340).

**	Incorporated by reference to our registration statement on Form F-1 (No. 333-10992).

***	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2000.

+	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2001.

#	Confidential treatment requested.

     Confidential material has been redacted and has been separately filed with the Securities and Exchange Commission.

Glossary of Selected
Telecommunications Terms

     The following explanations are not intended as technical definitions, but to assist the reader to understand certain terms as used in this annual report.

AMPS	Advanced Mobile Phone System; the analogue cellular telephone technology adopted in the United States. Also N-AMPS (Narrowband AMPS), a more frequency-efficient variant of AMPS.

Analog Technology	A technology in which some property of an electrical signal is varied proportionally to the input signal being transmitted, stored or processed.

Base Transceiver Station (“BTS”)	Fixed transmitter/receiver equipment in each cell of a mobile telecommunications network that communicates by radio with all mobile telephones in that cell.

Base Station Controller (“BSC”)	Monitors and controls one or more base stations in order to exchange messages, handover mobile units from cell to cell and perform other system administrative tasks.

Blocked call	Where a mobile phone call fails because no channels are available in the cell in which the user is located.

CDMA	Code Division Multiple Access; a method by which many users sharing the same radio channel can be distinguished by unique code numbers.

Cell	In a cellular telephone system, the coverage area of a single base transceiver station or one sector therein.

Channel	A frequency or time slot in a telecommunications system over which distinct messages can be conveyed.

Churn	The number of customers who are disconnected from a network, either involuntarily, due to payment delinquency or suspected fraudulent use, or voluntarily, as customers switch to competing networks, relocate outside the network’s service area, or cease using mobile telephones permanently or temporarily.

Closed User Group	A group of users with a special mutual relationship (such as working for the same company or department within a company).

D-AMPS	Digital Advanced Mobile Phone System; a digital cellular system first implemented in the United States and intended initially to permit gradual upgrading of AMPS networks.

Digital Technology	A technology in which a signal is converted to a stream of numbers which are in turn stored, processed or transmitted in a binary (on-off) manner.

Dropped call	When a mobile phone call is involuntarily terminated.

Dual band handsets	Handsets that operate on two bands, for example, GSM 900 and GSM 1800.

GPRS	General Packet Radio Services (GPRS) is a packet-based wireless communication service that enables data rates from 56 up to 114 Kbps and continuous connection to the Internet for mobile phone and computer users. GPRS is based on Global System for Mobile (GSM) communication.

GSM	The Global System for Mobile Communications, a comprehensive digital standard for the operation of all elements of a cellular telephone system. GSM originated in Europe, but is now the most popular digital mobile telephone standard worldwide.

GSM 900	GSM operation in the 900 MHz frequency band; the original frequency band allocated to GSM, later extended by 10 MHz (EGSM).

GSM 1800	GSM operation in the 1800 MHz frequency band; formerly known as DCS 1800 or PCN, first allocated for the expansion of mobile network competition in Europe, now used for the same purpose in many other areas.

GSM 1900	GSM operation in the 1900 MHz band; primarily used in North and South America

GSM Association	Formerly known as the GSM Memorandum of Understanding Association (GSM MoU), an organization of operators, government administrations, and equipment and service suppliers that promotes the development and promulgation of the GSM standard and relations between GSM operators.

HSCSD	High Speed Circuit Switched Data is an infrastructure development which enables the transmission of data at higher speeds than the 9600 Bps speed previously available on GSM networks.

Intelligent Network (“IN”)	Network architecture that centralizes the processing of calls and billing information of calls.

Microcells	A base transceiver station of limited range and capacity intended to serve a relatively small area, such as a building or mall.

Mobile Switching Center (“MSC”)	A large, computer-based device used to connect calls within a mobile network and as the interface of the cellular network to other networks.

PLMN	A Public Land Mobile Network, or a mobile telephone network which is available for use by the public.

PSTN	A Public Switched Telephone Network, or the fixed (landline) telephone network.

Roaming	The mobile telephone feature that permits subscribers of one network to use their mobile telephones and telephone numbers when in another operator’s network.

SIM roaming	The use of a GSM customer’s SIM in a different handset while roaming in a network that operates on a frequency band or system incompatible with the subscriber’s own GSM handset.

SMS	Short message service, a service which enables mobile telephone users to send and receive written messages on their handsets.

Subscriber Identity Module	SIM or SIM Card; a small card or chip provided to each GSM network subscriber that is inserted into a GSM handset. The SIM is a computer processor that uniquely identifies a GSM network subscription and stores the subscriber’s personal phone book, sent and received text messages, network security codes and other programs that enable addition network features.

Switch	Element of a telephone network which connects telephone calls to and from one user or another on the same or other networks.

TDMA	Time Division Multiple Access; a method by which many users can share a single digit radio channel by dividing it into a number of repeating part-time channels to which each user has access in turn.

UMTS	Universal Mobile Telecommunications System, the “third generation” of mobile telecommunications standard also referred to as 3G.

Virtual Private Network (“VPN”)	A private network provided by means of the facilities of a public telephone network but which operates by logic as a closed user group thereby providing the convenience of a private network with the economy of scale of a public network.

WAP	Wireless Application Protocol, a language specifically developed for mobile telephones that facilitates internet usage.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

Partner Communications Company Ltd.

     We have audited the consolidated balance sheets of Partner Communications Company Ltd. and its subsidiary (collectively “the Company”) as of December 31, 2001 and 2002 and the related consolidated statements of operations, changes in shareholders’ equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2001 and 2002 and the consolidated results of operations, changes in shareholders’ equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ Kesselman & Kesselman

Tel-Aviv, Israel	Kesselman & Kesselman
March 13, 2003	Certified Public Accountants (Israel)

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31

	2001	2002	2002

			Convenience
			translation
			into U.S. $
	New Israeli Shekels		(note 1a)

	In thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	5,272	1,360	287
Security deposit (note 6)		107,794	22,756
Accounts receivable (note 13):
Trade	458,434	518,768	109,514
Other	42,930	50,986	10,763
Inventories	124,512	137,508	29,028

T o t a l current assets	631,148	816,416	172,348

INVESTMENTS AND LONG-TERM RECEIVABLES:
Non-marketable securities (note 2)	8,244	3,530	745
Security deposit (note 6)	100,869
Accounts receivable—trade (note 13)	3,696
Funds in respect of employee rights upon retirement (note 7)	28,160	42,461	8,964

	140,969	45,991	9,709

FIXED ASSETS, net of accumulated depreciation and amortization (note 3)	1,749,052	1,864,511	393,606

LICENSE AND DEFERRED CHARGES, net of accumulated amortization (note 4)	1,112,959	1,269,348	267,965

T o t a l assets	3,634,128	3,996,266	843,628

/s/ Amikam Cohen	/s/ Alan Gelman	/s/ Avraham Bigger

Amikam Cohen Chief Executive Officer	Alan Gelman Chief Financial Officer	Avraham Bigger Director

	December 31

	2001	2002	2002

			Convenience
			translation
			into U.S. $
	New Israeli Shekels		(Note 1a)

	In thousands
Liabilities, Net of Capital Deficiency
Current Liabilities:
Current maturities of long-term bank loans (note 5)	483,897
Accounts payable and accruals:
Trade	524,642	532,987	112,516
Other (note 13)	186,165	202,166	42,678

T o t a l current liabilities	1,194,704	735,153	155,194

Long-Term Liabilities:
Bank loans, net of current maturities (note 5)	1,818,066	2,467,556	520,911
Notes payable (note 6)	772,800	828,975	175,000
Liability for employee rights upon retirement (note 7)	42,334	60,966	12,870

T o t a l long-term liabilities	2,633,200	3,357,497	708,781

Commitments and Contingent Liabilities (note 8)
T o t a l liabilities	3,827,904	4,092,650	863,975

Capital Deficiency (note 9):
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2001 200,000,000 shares and December 31, 2002 - 235,000,000 shares; issued and outstanding - December 31, 2001 - 178,924,585 shares and December 31, 2002 - 181,595,222 shares	1,789	1,816	383
Capital surplus	2,298,080	2,293,270	484,119
Deferred compensation	(24,362)	(6,385)	(1,348)
Accumulated deficit	(2,469,283)	(2,385,085)	(503,501)

T o t a l capital deficiency	(193,776)	(96,384)	(20,347)

	3,634,128	3,996,266	843,628

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31

	2000	2001	2002	2002

				Convenience
				translation
				into U.S. $
	New Israeli Shekels			(Note 1a)

	In Thousands (Except Per Share Data)
Revenues, net	2,103,859	3,249,349	4,054,563	855,935
Cost of Revenues	2,161,507	2,719,163	3,069,458	647,975

Gross Profit (Loss)	(57,648)	530,186	985,105	207,960
Selling and Marketing Expenses	327,881	292,960	308,079	65,037
General and Administrative Expenses	154,637	134,282	143,594	30,313

Operating Profit (Loss)	(540,166)	102,944	533,432	112,610
Financial Expenses, net	228,609	400,927	445,180	93,979
Loss on Impairment of Investments in Non-Marketable Securities (note 2)		8,862	4,054	856

Net Income (Loss) Before Cumulative Effect of a Change in Accounting Principles	(768,775)	(306,845)	84,198	17,775
Cumulative Effect, at Beginning of Year, of a Change in Accounting Principles (note 1)		3,483

Net Income (Loss) for the Year	(768,775)	(303,362)	84,198	17,775

Earnings (Loss) Per Share (“EPS”):
Basic:
Before cumulative effect	(4.30)	(1.72)	0.47	0.10
Cumulative effect		0.02

	(4.30)	(1.70)	0.47	0.10

Diluted:
Before cumulative effect	(4.30)	(1.72)	0.46	0.10
Cumulative effect		0.02

	(4.30)	(1.70)	0.46	0.10

Weighted Average Number of Shares Outstanding:
Basic	178,888,888	178,909,274	179,984,090	179,984,090

Diluted	178,888,888	178,909,274	183,069,394	183,069,394

The accompanying notes are an integral part of the financial statements.

Partner Communications Company Ltd.
(An Israeli Corporation)

Consolidated Statements Of Changes In Shareholders’ Equity (Capital Deficiency)

	Share capital

	Number of		Capital	Deferred	Accumulated
	shares	Amount	surplus	compensation	deficit	Total

				(In thousands)

New Israeli Shekels:
Balance at December 31, 1999	178,888,888	1,789	2,280,968	(84,619)	(1,397,146)	800,992
Changes During the Year Ended December 31, 2000:
Receipts from exercise of stock options granted to employees on account of shares to be allotted			5			5
Deferred compensation related to employee stock option grants			37,020	(37,020)
Amortization of deferred compensation related to employee stock options grants				56,618		56,618
Loss					(768,775)	(768,775)

Balance at December 31, 2000	178,888,888	1,789	2,317,993	(65,021)	(2,165,921)	88,840
Changes During the Year Ended December 31, 2001:
Exercise of options granted to employees	35,697	*	47			47
Amortization of deferred compensation related to employee stock option grants net of deferred compensation with respect to stock options forfeited			(19,960)	40,659		20,699
Loss					(303,362)	(303,362)

Balance at December 31, 2001	178,924,585	1,789	2,298,080	(24,362)	(2,469,283)	(193,776)
Changes During the Year Ended December 31, 2002:
Exercise of options granted to employees	2,670,637	27	4,210			4,237
Amortization of deferred compensation related to employee stock option grants net of deferred compensation with respect to stock options forfeited			(9,020)	17,977		8,957
Net income					84,198	84,198

Balance at December 31, 2002	181,595,222	1,816	2,293,270	(6,385)	(2,385,085)	(96,384)

* Representing an amount less than NIS 1,000

F-5

	Share capital

	Number of		Capital	Deferred	Accumulated
	shares	Amount	surplus	compensation	deficit	Total

				(In thousands)

Convenience translation into u.s. dollars (note 1a):
Balance at January 1, 2002	178,924,585	377	485,135	(5,143)	(521,276)	(40,907)
Changes During the Year Ended December 31, 2002:
Exercise of options granted to employees	2,670,637	6	888			894
Amortization of deferred compensation related to employee stock option grants net of deferred compensation with respect to stock options forfeited			(1,904)	3,795		1,891
Net income					17,775	17,775

Balance at December 31, 2002	181,595,222	383	484,119	(1,348)	(503,501)	(20,347)

The accompanying notes are an integral part of the financial statements.

F-6

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2000	2001	2002	2002

				Convenience
				translation
				into U.S. $
	New Israeli Shekels			(note 1a)

	In thousands
Cash Flows From Operating Activities:
Net income (loss) for the year	(768,775)	(303,362)	84,198	17,775
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	431,510	538,267	516,199	108,972
Loss on impairment of investments in non-marketable securities		8,862	4,054	856
Amortization of deferred compensation related to employee stock option grants, net	56,618	20,699	8,957	1,891
Liability for employee rights upon retirement	11,581	18,736	18,632	3,933
Accrued interest, exchange and linkage differences on (erosion of) long-term liabilities	(13,214)	54,522	91,027	19,216
Accrued interest and exchange differences on security deposit	(2,574)	(6,590)	(6,925)	(1,462)
Amount carried to deferred charges	(7,489)	(22)	(3,805)	(803)
Sundry	(181)	1,647	839	177
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(197,308)	(55,944)	(56,638)	(11,957)
Other	23,970	(14,235)	(8,056)	(1,701)
Increase (decrease) in accounts payable and accruals:
Trade	93,499	57,271	31,909	6,736
Shareholder’s current account	20	(2,230)
Other	84,685	68,068	14,796	3,124
Decrease (increase) in inventories	(65,614)	36,859	(12,996)	(2,744)

Net cash provided by (used in) operating activities	(353,272)	422,548	682,191	144,013

Cash Flows From Investing Activities:
Purchase of fixed assets	(712,377)	(601,050)	(599,769)	(126,613)
Proceeds from sale of fixed assets	1,063	1,771	5,737	1,211
Investment in non-marketable securities		(16,446)
Investment in security deposit	(91,705)
Purchase of additional spectrum			(207,635)	(43,833)
Funds in respect of employee rights upon retirement	(6,712)	(13,336)	(14,301)	(3,019)

Net cash used in investing activities	(809,731)	(629,061)	(815,968)	(172,254)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31

	2000	2001	2002	2002

				Convenience
				translation
				into U.S. $
	New Israeli Shekels			(note 1a)

	In thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	5	47	4,237	894
Proceeds from issuance of notes payable, net	684,463
Long-term bank loans received	1,119,032	1,111,869	1,349,326	284,848
Repayment of long-term bank loans	(1,054,725)	(901,000)	(1,223,698)	(258,327)

Net cash provided by financing activities	748,775	210,916	129,865	27,415

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(414,228)	4,403	(3,912)	(826)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	415,097	869	5,272	1,113

CASH AND CASH EQUIVALENTS AT END OF YEAR	869	5,272	1,360	287

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION—CASH PAID DURING THE YEAR:
Interest	164,198	285,465	323,841	68,364

Advances to income tax authorities	1,440	5,617	5,207	1,099

Supplementary information on investing activities not involving cash flows

At December 31, 2000, 2001 and 2002, trade payables include NIS 144,482,000, NIS 148,276,000 and NIS 117,406,000 ($ 24,785,000), respectively, in respect of acquisition of fixed assets. In addition, at December 31, 2002, trade payables include NIS 7.2 million ($ 1.5 million) in respect of acquisition of additional spectrum. These balances will be given recognition in these cash flow statements upon payment.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies, applied on a consistent basis, are as follows:

a.	General:

Nature of Operations:

1)	Partner Communications Company Ltd. (“the Company”) operates a mobile telecommunications network based upon the Global System for Mobile Communications (“GSM”) Standard in Israel.

2)	The Company was incorporated on September 29, 1997. The Company operates under a license granted by the Ministry of Communications to operate a cellular telephone network for a period of 10 years beginning April 7, 1998. At the beginning of January 1999, the Company commenced full commercial operations.

The Company paid a “one-time” license fee of approximately new Israeli shekels (NIS) 1.6 billion which is presented under “license and deferred charges”. The Company is entitled to request extension of the license for an additional period of six years and then renewal for one or more further six year periods. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator.

In December 2001, the Company was awarded additional spectrum (2G band (1800MHz) and 3G band (1900MHz and 2100MHz)). Following the award of the above spectrum, the Company’s license was amended and extended through 2017. During June 2002, the Minister of Communications amended and extended the license through 2022.

As to the change in estimate of the useful life of the license see also note f(1) below.

In consideration for the above additional spectrum the Company is committed to pay NIS 180 million ($38 million) for the 2G spectrum in two installments (payable by the end of 2003) and NIS 220 million ($46 million) for the 3G spectrum in six installments through

2006. Out of the above mentioned amounts, approximately NIS 208 million (approximately $44 million) was paid during the year ended December 31, 2002.

Under the terms of the amended license, the Company has provided a guarantee in NIS equivalent to $ 20 million to the State of Israel to secure the Company’s adherence to the terms of the license.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

Functional currency and reporting currency

The functional currency of the Company and its subsidiary is the local currency New Israeli Shekels — NIS. The consolidated financial statements have been drawn up on the basis of the historical cost of Israeli currency and are presented in NIS.

Convenience translation into U.S. dollars (“Dollars” or “$”)

The NIS figures at December 31, 2002 and for the year then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2002 ($1 = NIS 4.737). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

Accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary (together — the Group).

2)	Intercompany balances between the Company and its subsidiary have been eliminated.

c.	Inventories

Inventories of cellular telephones (handsets) and accessories are stated at the lower of cost or net realizable value (which reflects the value to the business of the handsets in the hands of the subscribers). Cost is determined on the “first-in, first-out” basis.

d.	Non-marketable securities

These investments are stated at cost, less of impairment losses.

e.	Fixed Assets:

1)	These assets are stated at cost, handsets for use abroad by subscribers are carried by the base stock method.

2)	Direct consultation and supervision costs and other direct costs relating to setting up the Company’s communications network and information systems for recording and billing calls are capitalized to cost of the assets.

3)	Interest costs in respect of loans and credit which served to finance the construction or acquisition of fixed assets — incurred until installation of the fixed assets is completed — are capitalized to cost of such assets.

4)	Assets are depreciated by the straight-line method, on basis of their estimated useful life. Annual rates of depreciation are as follows:

%

Communications network	10 — 20 (mainly 15)

Computers, hardware and software for information systems	15-33

Vehicles	20

Office furniture and equipment	7-15

Leasehold improvements are amortized by the straight-line method over the term of the lease, or the estimated useful life of the improvements, whichever is shorter.

During 2002, the Company decided to terminate the lease agreement for one of its headquarter buildings on March 2003, in favor of a new building (see note 8a(2)d) and abandon part of its leasehold improvements.

Following the abandonment of the leasehold improvements the amortized balance of the existing leasehold improvements is amortized on a straight-line basis as of October 1, 2002—over the period of 6 months ending March 31, 2003.

As a result of that change, in 2002, amortization expenses increased and net income decreased by approximately NIS 7 million (approximately $ 1.5 million) and earnings per share, basic and diluted, decreased by NIS 0.04 ($ 0.01) compared to the figures computed based on the amortization rates used prior to the changes in the estimated useful life.

5)	Computer Software Costs

The cost of internal-use software which has a useful life in excess of one year is capitalized in accordance with Statement of Position (SOP) No. 98-1, “ Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized using the straight-line method over a period of 5 to 7 years.

f.	License and Deferred Charges:

1)	License (see also a(2) above): The license is stated at cost and is amortized by the straight-line method over the utilization period of the license (January 1, 1999—commencement).

Through the period ended December 31, 2001 the license was amortized over 9.25 years.

Following the extensions of the license (as described in note 1a. above) the amortized balance of the Company’s existing license as well as the cost of the additional spectrum put into service are amortized on a straight-line basis as follows: as of January 1, 2002—over the period ending in 2017; as of April 1, 2002—over the period ending in 2022.

The costs relating to 3G band are not amortized since the utilization period has not yet commenced.

As a result of that change, in 2002, license amortization expenses (included in “cost of revenues”) decreased and net income increased by approximately NIS 113 million (approximately $ 24 million) and earnings per share increased by NIS 0.63 ($ 0.13)

compared to the figures computed based on the amortization rates used prior to the changes in the estimated useful life.

Expenses in obtaining loans and credit which served to finance the license fee—incurred until the commencement of utilization of the license—are capitalized to cost of the license.

During the year 2002—NIS 7 million ($ 1.5 million) interest costs were capitalized to the cost of the license.

2)	Deferred charges:

(a)	Costs relating to the obtaining of long-term credit lines are amortized using the effective interest rate stipulated for the borrowing transactions.

(b)	Issuance costs relating to Notes payable (see note 6) are amortized using the effective interest rate stipulated for the Notes.

g.	Impairment of Long-Lived Assets

The Company has adopted Statement of Financial Accounting Standards No. 144 (FAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets” effective January 1, 2002. FAS 144 requires that long-lived assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets of written down to their estimated fair values.

The adoption of FAS 144 did not have any impact on the consolidated financial position and results of operations.

h.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

i.	Comprehensive income

The Company has no comprehensive income components other than net income (loss).

j.	Revenue recognition

Revenues from telecommunication services primarily consist of charges for airtime, roaming and value added services provided to the Company’s customers, are recognized upon performance of the services. Revenues from pre-paid calling cards are recognized upon customer’s usage of the cards. Revenues from sale of handsets and accessories are recognized upon delivery and the transfer of ownership to the subscriber.

k.	Concentration of credit risks—allowance for doubtful accounts

The Company’s revenues are derived from a large number of customers. Accordingly, the Company’s trade balances do not represent a substantial concentration of credit risk.

An appropriate provision for doubtful accounts is included in the accounts of the Company. The allowance charged to expenses, determined as a percentage of specific debts doubtful of collection for the years ended December 31, 2000, 2001 and 2002 aggregated NIS 33,001,000 NIS 14,696,000 and NIS 12,753,000 ($ 2,692,000) (see also note 13a), respectively.

The cash and cash equivalents and security deposit as of December 31, 2002 are deposited mainly with leading Israeli banks. Therefore, in the opinion of the Company, the credit risk inherent in these balances is remote.

The Company factors most of its long-term trade receivables resulting from sales of handsets. The factoring is made through clearing companies, on a non-recourse basis. The transfer of accounts receivable was recorded by the Company as a sales transaction under the provisions of Statement of Financial Accounting Standards No.140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The resulting costs are charged to “financial expenses-net”, as incurred. During the years ended December 31, 2000, 2001 and 2002, the Company factored NIS 98,023,000, NIS 180,302,000 and NIS 209,568,000 ($44,240,000), respectively, from long-term trade receivables.

l.	Handsets warranty obligations

Until the year 2002 provision for warranty was not provided for, as the Company’s liability was covered by the handsets suppliers’ warranty. As of 2002, the Company has entered into several agreements under which the supplier does not provide any warranty but rather provides additional handsets to satisfy its warranty obligation. In these cases, the Company provides for warranty costs at the same time as the revenues are recognized. The annual provision is calculated at the rate of 1.5%-3.5% of these sales.

As of December 31, 2002, the provision for warranty and the related expenses of the year then ended totaled NIS 2,589,000 ($ 547,000).

m.	Advertising expenses

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2000, 2001 and 2002 aggregated NIS 134,969,000, NIS 91,681,000 and NIS 96,061,000 ($ 20,279,000), respectively.

n.	Deferred income taxes

Deferred taxes are determined utilizing the asset and liability method, based on the differences between the amounts presented in these financial statements and those taken into account for tax purposes, in accordance with the related tax laws. Valuation allowances are included in respect of deferred tax assets when it is more likely than not that no such assets will be realized (see also note 10).

o.	Foreign currency transactions and balances

Balances in, or linked to, foreign currency are stated on the basis of the exchange rates prevailing at balance sheet dates. For foreign currency transactions included in the statements of operations, the exchange rates at transaction dates are used. Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financial income or expenses.

p.	Derivative financial instruments (“Derivatives”)

The Company has adopted FAS 133 as of January 1, 2001. FAS 133, as amended, establishes accounting and reporting standards for derivatives, including certain derivatives embedded in other contracts, and for hedging activities. Under FAS 133, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative, for accounting purposes, as: (1) hedging instrument, or (2) non-hedging instrument. Any changes in fair value are to be reflected as current gains or losses or other comprehensive gains or losses, depending upon whether the derivative is designated as a hedge and what type of hedging relationship exists. Changes in fair value of non-hedging instruments are carried to “financial expenses—net”, on a current basis.

The Company occasionally enters into commercial (foreign currency) contracts in which a derivative instrument is “embedded”. This embedded derivative is separated from the host contract and carried at fair value when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument.

The adoption of FAS 133 resulted in recording additional income of approximately NIS 3.5 million included in the statement of operations of 2001 under “cumulative effect, at beginning of year, of a change in accounting principles”, which was recorded against an asset in the balance sheet, of the same amount. This cumulative effect reflects the fair value of embedded derivatives (see also note 12b.) as of that date.

Prior to the adoption of FAS 133, the Company used separate, stand-alone derivative instruments (as apposed to embedded derivative), for accounting purposes, as hedging and non-hedging instruments. Gains and losses on derivatives that were hedged existing assets or liabilities were recognized in income commensurate with the results from those assets or liabilities.

Foreign currency derivatives, which are designated to reduce the Company’s exposure to foreign currency risks pertaining to anticipated transactions and which do not qualify as hedging transactions, were presented at market value in each of the reported years and the income or losses in respect thereof are carried to “financial expenses—net” on a current basis, see also note 12b.

q.	Earnings (loss) per share (“EPS”)

Basic EPS is computed by dividing net income (loss) by the weighted average number of shares outstanding during the years.

Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of options, calculated using the treasury-stock-method (in 2000 and 2001, such effect was not included since it would have been anti-dilutive).

r.	Stock based compensation

The Company accounts for its employee stock option plans using the treatment prescribed by APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations.

Under APB 25, compensation cost for employee stock option plans is charged to shareholders’ equity, on the date of grant of the options, under “deferred compensation costs” and is then amortized over the vesting period using the accelerated method of amortization.

FAS No. 123 “Accounting for Stock-Based Compensation”, establishes a fair value based method of accounting for employee stock options or similar equity instruments, and encourages adoption of such method for stock compensation plans. However, it also allows companies to continue to account for those plans using the accounting treatment prescribed by APB 25. The Company has elected to continue accounting for employee stock option plans according to APB 25, and accordingly discloses pro forma data assuming the Company had accounted for employee stock option grants using the fair value based method as defined in FAS 123.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during 2000, 2001 and 2002 is NIS 23.25 (below market value—NIS 56.9, at market value—NIS 18.6), NIS 18.08 and NIS16.68 ($3.52), respectively. The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 0%; expected volatility of 75%, 83% and 69%, respectively; risk-free interest rate: in dollar terms—2000-6.5%; in NIS terms—2000-8%, 2001-6.9%, 2002-7.7%.; weighted expected life: plan A—2002, 9 years (2000 and 2001-8 years); Plan B—9 years in each year.

The following table illustrates the effect on net income and earnings per share assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock based employee compensation:

	Year ended December 31,

	2000	2001	2002	2002

				Convenience
				translation
	New Israeli Shekels			into dollars

	In thousands, except per share data
Net income (loss), as reported	(768,775)	(303,362)	84,198	17,775
Add: stock based employee Compensation expense, included in reported net income (loss)	56,618	20,699	8,957	1,891
Deduct: stock based employee Compensation expense determined under fair value method for all awards	(64,064)	(59,476)	(30,029)	(6,339)

Pro-forma net income (loss)	(776,221)	(342,139)	63,126	13,327

Earning (loss) per share—
Basic—as reported:
before cumulative effect	(4.30)	(1.72)	0.47	0.10
cumulative effect		0.02

	(4.30)	(1.70)	0.47	0.10

Basic—pro forma:
before cumulative effect	(4.34)	(1.93)	0.35	0.07
cumulative effect		0.02

	(4.34)	(1.91)	0.35	0.07

Diluted—as reported:
before cumulative effect	(4.30)	(1.72)	0.46	0.10
cumulative effect		0.02

	(4.30)	(1.70)	0.46	0.10

Diluted—pro-forma:
before cumulative effect	(4.34)	(1.93)	0.34	0.07
cumulative effect		0.02

	(4.34)	(1.91)	0.34	0.07

The Pro-forma net loss for the years ended December 31, 2000 and 2001 should have been NIS 776,221,000 and NIS 342,139,000 rather than NIS 769,043,000 and NIS 303,639,000 as reported in the prior years’ reports, respectively. The Pro-forma net loss per share, basic and diluted, for the years ended December 31, 2000 and 2001 should have been NIS 4.34 and NIS 1.91 rather than NIS 4.30 and NIS 1.70 as reported in the prior years’ reports, respectively.

s.	Recently issued accounting pronouncements:

1)	FAS 143

In July 2001, the FASB issued FAS 143, “Accounting for Asset Retirement Obligations” (“FAS 143”) . FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for fiscal years beginning after June 15, 2002 (January 1, 2003 for the company).

The Company does not expect the adoption of this standard to have a material effect on its consolidated financial statements.

2)	FAS 145

In April 2002, the FASB issued FAS No. 145, “Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Connections” (“FAS 145”). Among other amendments and rescissions, FAS 145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operation—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. FAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002.

The Company does not expect the adoption of this standard to have a material effect on its consolidated financial statements.

3)	FAS 146

In June 2002, the FASB issued FAS No. 146 “Accounting for Costs Associated with Exit or Disposal activities” (“FAS 146”). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3 “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring)”. FAS 146 required that a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was recognized at the date of the commitment to an exit plan. FAS 146 states that a commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. It also establishes that fair value is the objective for initial measurement of the liability. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

The Company does not expect the adoption of this standard to have a material effect on its consolidated financial statements.

4)	FAS 148

In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123.” FAS No. 148 amends FAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of FAS No. 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The Company elected to continue accounting for employee stock based compensation in accordance with APB 25 and related interpretations and has applied the disclosure provisions in FAS No. 148 in these consolidated financial statements and the accompanying notes.

5)	FIN 45

In November 2002, the FASB issued FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued and to be made in regard of product warranties. Disclosures required under FIN 45 are already included in these financial statements, however, the initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

The Company does not expect the adoption of FIN 45 to have a material effect on its consolidated financial statements.

6)	FIN 46

In January 2003, the FASB issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (FIN 46). Under this FIN entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. The FIN explains how to identify Variable Interest Entities (VIE) and how to determine when a business enterprise should include the assets, liabilities, no controlling interests, and results of activities of a VIE in its consolidated financial statements.

The FIN is effective as follows: for variable interests in variable interest entities created after January 31, 2003 the FIN shall apply immediately, for variable interests in variable interest entities created before that date, the FIN shall apply—for public entities—as of the beginning of the first interim or annual reporting period beginning after June 15, 2003.

The Company does not expect the adoption of this FIN to have any effect on its consolidated financial statements.

t.	Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation.

NOTE 2 – INVESTMENTS IN NON-MARKETABLE SECURITIES:

     The Company and its subsidiary have entered into agreements with a number of technological companies in the early stages of development of cellular products (hereafter—the start-up companies). Under the agreements, the Group is to supply infrastructure and support services, which the start-up companies need to develop their products, in consideration of options and shares in those companies. In some cases, the Group is also entitled to royalties on future sales of the products of the start-up companies. Based on the opinion of the financial advisors of the Group and the early stages of those companies, the fair value of the securities granted to the Group, on the grant date and as of December 31, 2002, is not material.

     The Group’s holdings in the start-up companies (current and fully diluted) do not exceed 15% of the share capital of any one of them and does not give the Group significant influence over any one of them. Therefore, the investments therein are presented on a cost basis.

     During 2002, the Company has recorded an impairment loss of approximately NIS 4.1 million (approximately $0.9 million) (2001—approximately NIS 8.9 million) in respect of the above investments, based on valuations by the Company’s financial advisor.

NOTE 3 – FIXED ASSETS:

a.	Composition of fixed assets—net, is as follows:

	December 31

	2001	2002	2002

			Convenience
			translation
	New Israeli Shekels		into U.S. $

	in thousands
Communications network	1,989,474	2,398,907	506,419
Computers, hardware and software for information systems	370,620	471,079	99,447
Vehicles	28,372	24,955	5,268
Office furniture and equipment	28,723	31,641	6,679
Leasehold improvements	93,393	140,376	29,634
Cellular telephones—base stock	6,309	6,309	1,332

	2,516,891	3,073,267	648,779
Less—accumulated depreciation and amortization	767,839	1,208,756	255,173

	1,749,052	1,864,511	393,606

Depreciation and amortization in respect of fixed assets totaled NIS 254,992,000, NIS 361,265,000 and NIS 446,970,000 ($94,357,000) for the years ended December 31, 2000, 2001 and 2002, respectively.

b.	Fixed assets include interest expenses, direct consultation and supervision costs and other direct costs of establishing the cellular communications network and information systems, which were capitalized (before commencing full commercial operations) in respect of:

	December 31

	2001	2002	2002

			Convenience
			translation into
	New Israeli Shekels		dollars

	in thousands
Communications network	69,858	69,858	14,747
Computers, hardware and software	15,566	15,566	3,286

	85,424	85,424	18,033
L e s s—accumulated depreciation	38,814	51,752	10,925

Depreciated balance	46,610	33,672	7,108

c.	As to pledges on the fixed assets—see note 11.

NOTE 4 – LICENSE AND DEFERRED CHARGES:

	December 31

	2001	2002	2002

			Convenience
			translation
	New Israeli Shekels		into dollars

	in thousands
a. License (note 1a(2))	1,570,901	1,792,714	378,449
Less—accumulated amortization	509,443	571,485	120,643

	1,061,458	1,221,229	257,806

b. Deferred charges—in respect of:
Obtaining long-term credit lines	52,191	55,996	11,821
Notes payable	22,017	22,017	4,648

	74,208	78,013	16,469
Less—accumulated amortization	22,707	29,894	6,310

	51,501	48,119	10,159

	1,112,959	1,269,348	267,965

     License and deferred charges amortization expenses for the years ended December 31, 2000, 2001 and 2002 totaled NIS 176,517,000 NIS 177,002,000 and NIS 69,229,000 ($14,615,000), respectively, see also note 1f.

     The expected license amortization expenses for the next five years are as follows:

	New	Convenience
	Israeli	translation
	Shekels	into dollars

	in thousands
Year ended December 31:
2003	58,408	12,329
2004	64,256	13,565
2005	64,256	13,565
2006	64,256	13,565
2007	64,256	13,565

NOTE 5 – LONG-TERM BANK LOANS

     In December 2002, the Company entered into an Amending Agreement in connection with its primary secured bank credit facility, with Bank Leumi B.M., Bank Hapoalim B.M., Israel Discount Bank Ltd., The First International Bank of Israel Ltd., United Mizrahi Bank Ltd., Mercantile Discount Bank Ltd. and Citibank N.A., which amends the bank facility agreement dated August 1998 between the Company and the above mentioned banks, as amended from time to time.

     The amended facility is divided into three tranches: A multi-currency term loan facility of $410 million (“Facility A”), a revolving multi-currency loan facility of $150 million (“Facility B”) and a fixed-term NIS loan facility of $150 million (“Facility C”).

     The bank facility is a dollar denominated facility and it may be drawn in different currencies, see c. below.

a.	Status of the facility at December 31, 2002 is as follows:

			Amounts
	The total	Amounts	available
	facility	drawn	for drawing

	Dollars in millions
Facility A	410	381	29
Facility B	150	138	12
Facility C	150		150

	710	*519	191

b.	The amounts outstanding, classified by linkage terms and interest rates, are as follows:

		December 31
	December 31,
	2002	2001	2002	2002

	Weighted
	average
	interest rates	Amount

	%			Convenience
				translation
		New Israeli Shekels		into dollars

	In thousands
In NIS—linked to the Israeli consumer price index (CPI)(1)	6.6	1,076,689	629,056	132,796
In NIS—unlinked (2)	10.0	1,225,274	1,838,500	388,115

		2,301,963	2,467,556	*520,911

(1)	Linkage terms apply both to principal and interest.

(2)	The loans bear interest at the “on-call” rate (a varying inter-bank rate in Israel), prime rate or fixed unlinked rate.

*	The amounts outstanding differ from the amounts drawn, due to differing linkage terms.

c.	Facilities A and B, may be drawn in NIS, US dollars or Euros, provided that not less than 60% of the outstanding Facilities A and B shall, at any time, be in NIS and that only up to 40% of the outstanding facilities A and B may be in US dollars or Euros. Facility C, may be drown only in NIS.

d.	There is a range of options as to how interest is calculated on borrowings under the amended facility. These options include rates based on LIBOR, the bond rate, fixed linked rate, fixed unlinked rate, on-call rate and prime rate. The margin for facility A and B is 0.90% per annum and can be reduced down to 0.45% on fulfillment of some terms specified in the agreement. The margin for facility C is 1.25% per annum and may not be reduced.

e.	The total commitments under the Facilities will be reduced during each of the following years to the following amounts*:

	Dollars in millions

	A	B	C	Total

December 31, 2002	410	150	150	710
2003	385	150	150	685
2004	356	150	150	656
2005	266	150	141	557
2006	172	150	114	436
2007	62	150	84	296
2008	0	0	72	72
June 30, 2009	0	0	0	0

*	In April 2002, the Company’s credit facility was amended to reflect the participation of Bank Hapoalim in the credit facility on the same terms as the other lending banks. Prior to April 2002, the portion of this loan (NIS 483,897,000), which had been advanced to the Company was required to be repaid on March 31, 2002 because of the restrictions of Bank of Israel relating to certain common ownership interests in the bank and the Company. As a result of the above amendment, the relevant balances owed to Bank Hapoalim under the credit facility, which were recorded in the Company’s annual financial statements for the year ended December 31, 2001 as short-term liabilities were classified in the balance sheet as of December 31, 2002 into long-term liabilities.

f.	Facility A may be drawn through March 31, 2003 and shall be repaid until June 30, 2008. Facility B may be drawn and repaid until June 30, 2008. Facility C may be drawn through December 31, 2004 and shall be repaid until June 30, 2009.

g.	Under the amended facility the Company is required, inter alia, to fulfill certain operational conditions and to maintain certain financial ratios. If the Company defaults on the covenants, the banks are entitled to demand early repayment of the credit facility—in whole or in part. The Company believes that it is in compliance with all covenants stipulated by the amended facility. Under the amended facility, the Company has undertaken not to transfer any amounts, including dividends, to its shareholders, except in cases specified in the Agreement.

h.	As to pledges to secure loans and liabilities and restrictions placed with respect thereto, see note 11.

NOTE 6 – NOTES PAYABLE:

     On August 10, 2000, the Company completed an offering of $175 million of unsecured Senior Subordinated Notes due 2010, which have been issued at their dollar par value. The Notes have been registered under the U.S. Securities Act of 1933. The net proceeds from the offering (approximately $170.5 million after deducting commissions and offering expenses) were used mainly to repay a portion of the indebtedness under the credit facility.

     The Notes bear interest at the rate of 13% per annum which are payable semi-annually on each February 15 and August 15, commencing February 15, 2001. The Company may redeem up to 35% of the aggregate principal amount of the Notes at any time prior to August 15, 2003, provided that immediately after giving effect to any such redemption, at least 65% of the aggregate principal amount of the Notes remains outstanding.

     On December 31, 2002, the Notes closing price was 109 points.

     Commission fees and offering expenses in respect of the Notes aggregated approximately NIS 22 million. These expenses are presented as deferred charges and the amortization in respect thereof is included in “financial expenses, net”.

     The Company is obligated to keep a restricted deposit in the amount of one year of interest payment until December 31, 2003, which was deposited and is presented in the balance sheet under “security deposit”. The deposit is denominated in dollars and bears an annual interest as of December 31, 2002 of 1.3%.

NOTE 7 – LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company’s severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month’s salary for each year worked), is reflected by the balance sheet accrual under the “liability for employee rights upon retirement”. The Company records the liability as if it was payable at each balance sheet date on an undiscounted basis. The liability is partly funded by purchase of insurance policies and the amounts funded are included in the balance sheet under investments and long-term receivables, as “funds in respect of employee rights upon retirement”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees.

b.	The severance pay expenses for the years ended December 31, 2000, 2001 and 2002 were approximately NIS 16,151,000 NIS 21,113,000 and NIS 24,094,000 (approximately $ 5,086,000) respectively.

NOTE 8 – COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments:

1)	Royalty Commitments

The Company is committed to pay royalties to the Government of Israel on its “income from cellular services” as defined in the Regulations (see below), which includes all kinds of turnover of the licensee from the granting of Bezeq services under the license—including airtime, roaming services and non-recurring connection fees, but excluding: bad debts, income transferred to another holder of a communications license or payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of end equipment.

On June 18, 2001, the Knesset’s Finance Committee approved the “Telecommunications (Royalties) Regulations, 2001” (hereafter—the Regulations). The principal change to the old regulations was the reduction of the percentage of royalties payable by mobile phone companies from 8% to 5% in 2001, 4.5% in 2002 and the further gradual reduction thereof to 3.5% in 2004. In addition, the basis in respect of which the royalties are paid has been expanded (as described above). The amendment is effective as from January 1, 2001.

The royalty expenses for the years ended December 31, 2000, 2001 and 2002 were approximately NIS 116,846,000, NIS 112,201,000 and NIS 117,281,000 (approximately $ 24,758,000), respectively, and are included under “cost of revenues”.

2)	Operating leases

The Company has entered into operating lease agreements as follows:

a)	Lease agreement for its headquarters facility in Rosh Ha’ayin for a twenty year period commencing in June 1998. The Company has an option to shorten the lease period by five to fifteen years. The rental payments are linked to the Israeli CPI.

b)	Lease agreements for service centers and retail stores for a period of two to five years. The Company has an option to extend the lease periods for up to twenty additional years (including the original lease periods). The rental payments are linked partly to the dollar and partly to the Israeli CPI.

c)	Lease agreements in respect of cell sites throughout Israel are for periods of two to three years. The Company has an option to extend the lease periods up to ten additional years (including the original lease periods). The lease fees are partly linked to the dollar and are partly linked to the Israeli CPI.

d)	Lease agreement for additional building for the head office in Rosh Ha’ayin, for a period of 16 years commencing in November 2002. The Company has options to shorten the lease period by five to ten years. The rental payments are linked to the Israeli CPI.

e)	The minimum projected rental payments (based upon agreements in force as of December 31, 2002) for the next five years, at rates in effect at December 31, 2002, are as follows:

		Convenience
	New Israeli	translation
	Shekels	into dollars

	In thousands
Year ended December 31
2003	101,192	21,362
2004	56,510	11,929
2005	30,818	6,506
2006	26,097	5,509
2007	16,586	3,501
2008 and thereafter	15,883	3,353

	247,086	52,160

f)	The rental expenses for the years ended December 31, 2000, 2001 and 2002 were approximately NIS 68 million, NIS 93 million, and NIS 113 million (approximately $ 24 million), respectively.

3)	At December 31, 2002, the Company is committed to acquire fixed assets for approximately NIS 41 million (approximately $ 9 million).

4)	At December 31, 2001, the Company is committed to acquire handsets for approximately NIS 203 million (approximately $ 43 million).

5)	As to the Company commitment to pay NIS 202 million (approximately $ 43 million) regarding the award of the new spectrum, see note 1a.

b.	Contingent Liabilities:

1)	On October 28, 1999, an Israeli consumer organization lodged a claim against the Company, alleging a variety of consumer complaints and requested that this claim be recognized as a class action. While the amount of the claim was substantial, the ultimate liability could not be determined because of the considerable uncertainties that exist. On March 20, 2002, the Haifa District Court decided to strike the claim, because the consumer organization lost, on December 31, 2001, a special status required under Israeli law for consumer organizations to file class action claims.

Another claim, involving a substantial amount, which was filed by a private consumer who had previously asked to join the above class action, may be brought again before the court. The court had previously frozen the proceedings of the private consumer’s claim, until a decision was made in the case filed by the consumer organization.

On June 20, 2002, legal counsel representing the consumer organization informed the Company of his intention to resume these proceedings.

At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the claims, if and when re-opened, and therefore no provision has been made.

2)	On July 8, 2001 a claim was filed against the Company for alleged violation of supplier’s exclusivity agreement. For filing purposes, the claim was set at NIS 18 million; however, this amount can be increased by the claimant.

At this stage, since preliminary proceedings between the parties are yet to take place, and the claim concerns a contract interpretation issue, the company and its legal counsel are unable to evaluate the probability of success of the said litigation, and therefore no provision has been made.

3)	On December 31, 2001, a claim was filed against the Company and another Israeli telecommunication companies together with a request to approve this claim as a class action. The claim is for air time charged in respect of calls, which were terminated due to causes other than the termination of the call by the parties thereto. The amount of the claim against the Company is estimated at approximately NIS 21 million. On January 2003, a mutually-agreed motion to strike out the claim against the Company was granted by the court.

4)	On March 20, 2002, the Company received a demand by one of the company’s former distributors, mainly for alleged violation of his exclusive distribution agreement.

The amount of the demand against the Company is set at NIS 130 million for filing purposes, although the claimant states that his damages far exceed the above amount.

To the date of these financial statements, this demand has not been filed by the way of a legal claim.

At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the demand if filed by the way of legal claim, and the amount of the claim, therefore no provision has been made.

5)	On April 8, 2002, a claim was filed against the Company, together with a request to approve this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts related to other alleged damages.

At this stage, no hearings have taken place and unless and until the claim is certified as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

In addition, the Company and its legal counsel are of the opinion that even if the request to approve this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the abovementioned amount.

6)	On May 21, 2002, a claim was filed against the Company and other Israeli telecommunication companies together with a request to approve this claim as a class action. According to the applicants, the defendants have entered into agreements with commercial entities that offer the public various content services via calls to cellular telephone numbers. The applicants allege that, in fact, the calls are not carried out by wireless but via a fixed line, an act that is in violation of the law and the license. Accordingly, the applicants claim that the defendants must refund the public all the amounts that were charged in connection with said content services agreements. The applicants do not know the amount of the class action, but estimate it at NIS 600 million.

At this stage, no hearings have taken place and unless and until the claim is certified as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made. In addition, the Company and its legal counsel are of the opinion that in light of those facts known at this early stage, the abovementioned amount of the claim is excessive.

7)	The Company does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue. Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

8)	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company. The accounts do not include a provision in respect thereof.

NOTE 9 – SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY):

a.	Share Capital:

The Company’s shares are traded on the London Stock Exchange (“LSE”) and, in the form of American Depository Receipts (“ADRs”), each of which represents one ordinary share, on the U.S. over the counter market (“Nasdaq—NSM”). During 2001, the company listed its shares in the Tel-Aviv stock exchange (TASE) according to the dual listing regulations. On December 31, 2002, the closing price per ADR on the NSM was $3.55; the shares were quoted on the LSE on that date at $3.72, and in TASE at NIS 17.26 ($3.64).

Under the provisions of the license granted to the Company (note 1a(2)), restrictions are placed on transfer of Company shares and placing liens thereon. The restrictions include the requirement that the advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company’s shares to a third party.

On December 26, 2001, the Company filed a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission for future offerings of its securities. Under the shelf registration, the company can raise up to $400 million from the issue of ordinary shares and debt securities.

b.	Employee Stock Option Plans:

1)	a.	On March 3, 1999, the Company’s Board of Directors approved an employee stock option plan (hereafter—Plan A), pursuant to which 5,833,333 ordinary shares were reserved for issuance upon the exercise of 5,833,333 options to be granted to key employees without consideration of which 729,165 options were later cancelled. Through to December 31, 2002—5,505,557 options were granted pursuant to Plan A, of which 573,834 options have been forfeited and 2,706,334 options have been exercised.

The options will vest in five equal annual batches over a period of five years from the beginning date of employment of each employee, unless otherwise provided in the grant instrument, provided the employee is still in the Company’s employ. An option not exercised within 8 years from the date of its allotment shall expire. The exercise price per share of the options granted through December 31, 2000, which is denominated in dollars, is $0.343. During 2002, the Company granted options under plan A in accordance with the terms of plan B, including the exercise price, vesting schedule and expiration date (see b. below).

As of December 31, 2002—172,445 options of plan A are available for future grant to the Company’s employees. The exercise price of these remaining options is pursuant to the terms of plan B (see b. below) unless otherwise provided in the grant instrument.

b.	In October 2000, the Company’s Board of Directors approved an employee stock option plan (hereafter—Plan B), pursuant to which 4,472,222 ordinary shares were reserved for issuance upon the exercise of 4,472,222 options to be granted to employees without consideration. An option not exercised within 9 years from the date of its allotment shall expire. The options will vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company’s employ. Through to December 31, 2002—5,317,555 options were granted pursuant to Plan A, of which 931,833 options have been forfeited.

The exercise price, which is denominated in NIS, is equal to the market price of the Company’s shares on the date on which the options are granted. As of December 31, 2002—86,500 options of plan B are available for future grant to the Company’s employees.

c.	The ordinary shares derived from the exercise of the options shall confer the same rights as the other ordinary shares of the Company.

d.	The Plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, the Ordinance provides that the Company will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit, when the related tax is paid by the employee. In December 2002, the Company signed an agreement with the tax authorities concerning the tax liabilities of its employees regarding the benefit arising from the options granted to them. According to the agreement, the individual tax rate on the taxable income received by the employees in connection with the benefit arising from the options will be reduced; in exchange, the Company will defer the deduction of such taxable income as an expense, for a period of 4 years from the date it commences paying income taxes.

The agreement applies only to employees who have joined the agreement, and relates to (1) options that are exercised by December 31, 2002 and (2) options that vest by

December 31, 2003 and are exercised by March 31, 2004. In each case, the trustee must have held the options for a period of 24 months from the date on which they were granted.

2)	Following is a summary of the status of the plans as of December 31, 2000, 2001 and 2002 and the changes therein during the years ended on those dates:

	Year ended December 31

	2000		2001		2002

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price*	Number	price*	Number	price*

		NIS		NIS		NIS

Balance at beginning of year	4,655,285	1.424	8,541,669	12.296	8,962,235	12.746
Changes during the year:
Granted**	4,336,119	24.219	1,063,708	19.286	768,000	20.976
Exercised and paid	(3,383)	1.386	(32,314)	1.440	(2,670,637)	1.591
Forfeited	(446,352)	14.418	(610,828)	19.286	(448,488)	16.747

Balance outstanding at end of year	8,541,669	12.296	8,962,235	12.746	6,611,110	18.001

Options exercisable at December 31	1,723,147	1.386	3,501,109	7.386	2,728,806	17.740

**Below market value	523,119	1.386

**At market value	3,813,000	27.350	1,063,708	19.286	768,000	20.976

*	Includes options under plan A, the exercise price of which is weighted based on the applicable date’s exchange rate.

     The following table summarizes information about options outstanding at December 31, 2002:

	Options outstanding			Options exercisable

		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding at	remaining	average	exercisable	average
	December 31,	contractual	exercise	at December	exercise
Range of exercise price	2002	life	price	31,2002	price

NIS		Years	NIS		NIS

1.625	1,898,235	3.9	1.625	938,795	1.625
17.25-22.23	1,779,208	7.8	20.06	258,427	19.33
27.35	2,933,667	6.9	27.35	1,531,584	27.35

1.625-27.35	6,611,110	6.3	18.001	2,728,806	17.740

c.	Dividends

As to restrictions with respect to cash dividend distributions, see note 5g.

NOTE 10 – TAXES ON INCOME:

a.	Measurement of Results for Tax Purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiary are taxed under this law.

b.	Tax Rates Applicable to Income of the Company and its Subsidiary

The income of the Company and its subsidiary are taxed at the regular rate of 36%.

c.	Losses Carried Forward to Future Years

At December 31, 2002, the Group had carryforward losses of approximately NIS 2,000 million (approximately $ 422 million). The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.

d.	Deferred Income Taxes

The deferred tax asset in respect of the balances of temporary differences (mostly in respect of carryforward losses, see c. above) and the related valuation allowance as of December 31, 2001 and 2002, are as follows:

	December 31

	2001	2002	2002

			Convenience
			translation
	New Israeli Shekels		into dollars

	In Thousands
Deferred tax asset	745,703	823,072	173,754
Less—valuation allowance	(745,703)	(823,072)	(173,754)

	—,—	—,—	—,—

During the year 2002, the Company had utilized approximately NIS 100 million ($ 21 million) of its carryforward losses to offset its taxable income for the year.

e.	Tax Assessments

The Company and its subsidiary have not been assessed for tax purposes since incorporation.

NOTE 11 – LIABILITIES SECURED BY PLEDGES AND RESTRICTIONS PLACED IN RESPECT OF LIABILITIES

     At December 31, 2002, balances of liabilities of the Company in the amount of NIS 2,468 million ($ 521 million), are secured by fixed charges on the fixed assets (including leasehold rights), share capital and insurance rights, and by floating charges on the assets. The Company has also undertaken under the facility agreement (see note 5) not to register any further charges on its assets, with certain exceptions.

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Linkage of Monetary Balances:

1)	As follows:

	December 31, 2002

	In or linked
	to foreign
	currencies	Linked to the
	(mainly dollars)	Israeli CPI	Unlinked

	In Thousands
NIS:
Assets	109,467	12,095	533,306

Liabilities	997,492	634,141	2,354,727

Convenience Translation into Dollars:
Assets	23,109	2,553	112,583

Liabilities	210,575	133,870	497,092

2)	Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange rate
	of one dollar	Israeli CPI*

At December 31:
2002	NIS 4.737	182.01 points
2001	NIS 4.416	170.91 points
2000	NIS 4.041	168.53 points
1999	NIS 4.153	168.53 points
Increase (decrease) during the year:
2002	7.3%	6.5%
2001	9.3%	1.4%
2000	(2.7)%	0.0%

*	Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

b.	Derivative Financial Instrument—Foreign Exchange Risk Management

The Company enters into foreign currency forward transactions and purchases and writes foreign currency options in order to protect itself against the risk that the eventual dollar cash flows resulting from the existing assets and liabilities will be affected by changes in exchange rates. The writing of such options is part of a comprehensive hedging strategy and is designed to effectively swap the currencies relating to existing assets and liabilities. Each of the options written is combined with purchase of an option for the same period and the same notional amount. The Company does not hold or issue derivative financial instruments for trading purposes.

The transactions are mainly designated to hedge the cash flows related to payments of dollar interest on notes payable as well as those related to anticipated payments in respect of purchases of handsets and capital expenditures in foreign currency. However, these contracts do not qualify for hedge accounting under FAS 133.

As the counterparties to the foreign currency options and forward transactions are Israeli banks, the Company considers the inherent credit risks remote.

The notional amounts of foreign currency derivatives as of December 31, 2001 and 2002 are as follows:

	December 31

	2001	2002	2002

			Convenience
			translation
	New Israeli Shekels		into dollars

	(In Millions)
Currency options purchased—for the exchange of dollars into NIS	55	431	91

Currency options written—for the exchange of dollars into NIS		431	91

Forward transactions—for the exchange of:
Dollars into NIS	242	264	56

Euros into NIS	34	52	11

Embedded derivatives—Dollars into NIS	238	41	9

The derivatives financial instruments are for a period of up to 1.5 years. As of December 31, 2002, the remaining contractual lives are for periods up to 1 year.

c.	Fair Value of Financial Instruments

The financial instruments of the Company as of December 31, 2002 consist mainly of non-derivative assets and liabilities (items included in working capital and long-term liabilities); the Company also has some derivatives, which are presented at their fair value.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying value. The fair value of long-term loans approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

Regarding the fair value of Notes payable see note 6.

The fair value of derivatives as of December 31, 2002, is a liability of approximately NIS 2.0 million ($ approximately 0.4 million) (2001—an asset of approximately NIS 8.0 million).

NOTE 13 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

a.	Accounts Receivable:

	December 31

	2001	2002	2002

			Convenience
			translation
	NIS		into dollars

	In thousands
1) Trade (current and long-term)
The item is presented after the deduction of:
(a) Deferred interest income*	(2,355)	(1,040)	(220)

(b) Allowance for doubtful accounts	(61,869)	(74,622)	(15,753)

*	Long-term trade receivables (including current maturities) as of December 31, 2001 and 2002 in the amount of NIS 12,776,000 and NIS 4,561,000 ($963,000), respectively, bear no interest. These balances are in respect of handsets sold in installments (mostly 36 monthly payments).

Income in respect of deferred interest is the difference between the original and the current amount of the debt. The current amount is computed on the basis of the interest rate relevant to the date of the transaction (8.8%—9.5%).

2)	Other:

	December 31

	2001	2002	2002

			Convenience
			translation
	NIS		into dollars

	In thousands
Government institutions	9,596	12,144	2,563
Derivatives instruments	7,987
Prepaid expenses	13,984	24,040	5,075
Sundry	11,363	14,802	3,125

	42,930	50,986	10,763

b.	Accounts Payable and Accruals—Other:

	December 31

	2001	2002	2002

			Convenience
			translation
	NIS		into dollars

	In thousands
Employees and employee institutions	69,405	57,424	12,122
Provision for vacation and recreation pay	17,743	20,578	4,345
Government institutions	4,023	23,704	5,004
Income received in advance	34,613	40,979	8,651
Accrued interest on long-term liabilities	58,989	49,030	10,350
Sundry	1,392	10,451	2,206

	186,165	202,166	42,678

c.     Financial Expenses, Net:

		Year ended December 31

	2000	2001	2002	2002

				Convenience
				translation
	NIS			into dollars

	In thousands
Financial income	(5,980)	(19,193)	(13,354)	(2,819)
Exchange rate differences	(23,180)	82,666	69,797	14,734
CPI Linkage differences	2,683	21,893	35,723	7,541
Factoring costs	5,203	9,006	9,614	2,030
Financial expenses	249,883	306,555	350,377	73,966
Less—capitalized interest			(6,977)	(1,473)

	228,609	400,927	445,180	93,979

d.	Diluted EPS

Following are data relating to the net income (loss) and the weighted average number of shares that were taken into account in computing the basic and diluted EPS (the effect of the inclusion of the options for the years 2000 and 2001 is anti-dilutive):

	Year ended December 31

	2000	2001	2002	2002

				Convenience
				translation
	New Israeli Shekels			into dollars

	in thousands

Net income (loss) used for the computation of basic and diluted EPS (in thousands)	(768,775)	(303,362)	82,698	17,458

Weighted average number of shares used in computation of basic EPS	178,888,888	178,909,274	179,984,090	179,984,090
Add—net additional shares from assumed exercise of employee stock options	3,479,287	4,593,060	3,085,304	3,085,304

Weighted average number of shares used in computation of diluted EPS	182,368,175	183,502,334	183,069,394	183,069,394

NOTE 14 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a.	Transactions with related parties:

	Year ended December 31

	2000	2001	2002	2002

				Convenience
				translation
	New Israeli Shekels			into dollars

	In thousands
Acquisition of handsets from related party	273,078	300,024	185,237	39,104

Financial expenses, net	73,270	60,202	81,212	17,144

Selling commissions and maintenance expenses	25,120	26,807	20,624	4,354

b.	Balances with related parties:

	December 31

	2001	2002	2002

			Convenience
			translation
	NIS		into dollars

	In thousands
Cash and cash equivalents	2,617	643	136

Current liabilities	510,283	7,200	1,520

Long-term liabilities	354,417	692,572	146,205

c.	Cost sharing agreement

The Company has entered into a Cost Sharing Agreement (“The agreement”) with Hutchison Whampoa Limited and certain of its wholly own subsidiaries (hereafter—“the Hutchison group”). The principal purpose of the agreement is to regulate the sharing of costs associated with various joint procurement and development activities relating to the future roll out and operation of a 3G Business.

The agreement sets out the basis upon which expenses and liabilities are paid or discharged by the Hutchison group companies in connection with the joint procurement or development activities.

Under the agreement, the Company has the right to decide, and give notice of, which of the joint projects it wishes to participate in. As of December 31, 2002, the Company had given notice of its participation in four projects. The Company’s expected share in these projects in financial terms (including its share of joint expenses and liabilities) is not material.

SIGNATURES

     The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Partner Communications Company Ltd.

By:	/s/ Alan Gelman

Chief Financial Officer March 14, 2003

By:	/s/ Amikam Cohen

Chief Executive Officer March 14, 2003

CERTIFICATIONS

I, Amikam Cohen, certify that:

(1)	I have reviewed this annual report on Form 20-F of Partner Communications Company Ltd.;

(2)	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

(4)	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

(5)	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

(6)	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 14, 2003

/s/ AMIKAM COHEN Chief Executive Officer

I, Alan Gelman, certify that:

(1)	I have reviewed this annual report on Form 20-F of Partner Communications Company Ltd.;

(2)	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

(4)	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

(5)	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

(6)	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 14, 2003

/s/ ALAN GELMAN Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Partner’s Articles of Association
*1.2	Partner’s Certificate of Incorporation
*1.3	Partner’s Memorandum of Association
**2.(a).1	Form of Share Certificate
**2.(a).2	Form of Deposit Agreement including Form of ADR Certificate
*2.(b)	Form of Indenture between Partner and The Bank of New York, as trustee, including form of note
**4.(a).1	Relationship Agreement dated October 10, 1999
**4.(a).2	License from the Israeli Ministry of Communications issued April 8, 1998
**4.(a).3	Bank Facility dated August 13, 1998
**4.(a).4	License Agreement for use of the Orange Brand in Israel dated September 14, 1998
**4.(a).5	Brand Support/Technology Transfer Agreement dated July 18, 1999
**4.(a).6	Agreement with Ericsson Radio Systems AB dated May 28, 1998
#4.(a).7	Agreement with LM Ericsson Israel Ltd. dated November 25, 2002
#***4.(a).8	Dealer Agreement with SuperPharm dated February 11, 2001
**4.(a).9	Lease Agreement with Mivnei Taasia dated July 2, 1998
**4.(a).10	Interconnect Agreement with Cellcom dated February 15, 1999
**4.(a).11	Interconnect Agreement with Pelephone dated May 1, 1999
*4.(a).12	Amending and Rescheduling Agreement dated July 9, 2000
4.(a).13	Supplemental Agreement dated April 18, 2002
+4.(a).14	Amendment to Relationship Agreement dated April 23, 2002
***4.(a).15	Amendment No. 1 to License from the Israeli Ministry of Communications issued May 11, 1999
***4.(a).16	Amendment No. 2 to License from the Israeli Ministry of Communications issued September 29, 1999
***4.(a).17	Amendment No. 3 to License from the Israeli Ministry of Communications issued October 3, 1999
***4.(a).18	Amendment No. 4 to License from the Israeli Ministry of Communications issued June 28, 2000
***4.(a).19	Amendment No. 5 to License from the Israeli Ministry of Communications issued September 10, 2000
***4.(a).20	Amendment No. 6 to License from the Israeli Ministry of Communications issued March 19, 2001
+4.(a).21	Amendment No. 7 to License from the Israeli Ministry of Communications issued September 23, 2001
+4.(a).22	Amendment No. 8 to License from the Israeli Ministry of Communications issued December 27, 2001
+4.(a).23	Amendment No. 9 to License from the Israeli Ministry of Communications issued March 13, 2002
+4.(a).24	Amendment No. 10 to License from the Israeli Ministry of Communications issued April 14, 2002
+4.(a).26	Amendment No. 11 to License from the Israeli Ministry of Communications issued April 25, 2002

Exhibit
Number	Description

4.(a).27	Amendment No. 12 to License from the Israeli Ministry of Communications issued June 26, 2002
4.(a).28	Amendment No. 13 to License from the Israeli Ministry of Communications issued June 30, 2002
4.(a).29	Amendment No. 14 to License from the Israeli Ministry of Communications issued September 11, 2002
4.(a).30	Amendment No. 15 to License from the Israeli Ministry of Communications issued October 24, 2002
4.(a).31	Amendment No. 16 to License from the Israeli Ministry of Communications issued November 26, 2002
4.(a).32	Amendment No. 17 to License from the Israeli Ministry of Communications issued February 2, 2003
+4.(a).33	Amending Agreement to the Facility Agreement dated January 8, 2002
+4.(a).34	Amending Agreement to the Facility Agreement dated January 30, 2002
+4.(a).35	Amending Agreement to the Facility Agreement dated February 6, 2002
+4.(a).36	Amending Agreement to the Facility Agreement dated February 28, 2002
+4.(a).37	Amending Agreement to the Facility Agreement dated March 14, 2002
+4.(a).38	Amending Agreement to the Facility Agreement dated March 24, 2002
+4.(a).39	Amending Agreement to the Facility Agreement of April 2002
+4.(a).40	Amending Agreement to the Facility Agreement dated April 24, 2002
4.(a).41	Amending Agreement to the Facility Agreement dated December 31, 2002
6.	See Note 1q to our financial statements for information explaining how earnings (loss) per share information was calculated.
8.	List of Subsidiaries
10.(a).1	Consent of Kesselman & Kesselman
10.(a).2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to our registration statement on Form F-1 (No. 333-12340).

**	Incorporated by reference to our registration statement on Form F-1 (No. 333-10992).

***	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2000.

+	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2001.

#	Confidential treatment requested.

     Confidential material has been redacted and has been separately filed with the Securities and Exchange Commission.