Form 20-F
period 2003-12-31
PARTNER COMMUNICATIONS CO LTD
filed 2004-04-30
CIK 1096691

As filed with the Securities and Exchange Commission April 30, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

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

ORDINARY SHARES OF NIS 0.01 EACH	182,695,574

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

INTRODUCTION

     As used herein, references to “we,” “our,” “us,” “Partner” or the “Company” are references to Partner Communications Company Ltd. and to its wholly-owned subsidiary, Partner Future Communications 2000 Ltd., except as the context otherwise requires. In addition, references to our “financial statements” are to our consolidated financial statements except as the context otherwise requires.

     In this document, references to “$,” “US$,” “US dollars” and “dollars” are to United States dollars and references to “NIS” and “shekels” are to New Israeli Shekels. This annual report contains translations of NIS amounts into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this annual report as convenience translations could have been or could be converted from NIS into US dollars at these rates, at any particular rate or at all. The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the representative exchange rate on December 31, 2003 of NIS 4.379= US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information—Selected Financial Data—Exchange Rate Data.”

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

     Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

•	uncertainties about the degree of growth in the number of consumers in Israel using wireless personal communications services and the growth in the Israeli population;

•	the risks associated with the implementation of a third generation network and business strategy, including risks relating to the operations of new systems and technologies, substantial expenditures required and potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;

•	the impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

•	the effects of vigorous competition in the market in which we operate, which may decrease prices charged, increase churn and change our customer mix, profitability and average revenue per user;

•	the availability and cost of capital and the consequences of increased leverage;

•	the effects of the high degree of regulation in the telecommunications market in which we operate;

•	fluctuations in foreign exchange rates;

•	the results of litigation filed or that may be filed against us;

•	uncertainties with respect to whether our investment in Matav will happen, on what terms, and whether we will be able to respond successfully to the resulting challenges or achieve any of the expected benefits; and

•	the possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3A. Selected Financial Data

     The following table sets forth our selected financial data as at and for each of the years in the five-year period ended December 31, 2003 prepared in accordance with US GAAP. The selected financial data for each of the years in the three-year period ended December 31, 2003 and at December 31, 2003 and 2002 are derived from our consolidated financial statements set forth elsewhere in this annual report. The selected financial data for each of the years in the two-year period ended December 31, 2000 and at December 31, 2001, 2000 and 1999 are derived from our audited financial statements not appearing in this annual report. We were incorporated in September 1997 and began full commercial operations on January 1, 1999. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the financial statements and notes thereto included elsewhere in this annual report.

	Year ended December 31,
	1999	2000	2001	2002	2003	2003
						Convenience
						translation
	New Israeli Shekels					into US $
	In thousands (except per share data)
Statement of Operations Data
Revenues, net
Services	839,596	1,969,176	2,972,079	3,766,584	4,117,887	940,371
Equipment	59,621	134,683	277,270	287,979	349,832	79,889

	899,217	2,103,859	3,249,349	4,054,563	4,467,719	1,020,260

Cost of revenues
Services	920,972	1,653,454	2,187,612	2,499,534	2,586,707	590,707

Equipment	562,089	508,053	531,551	569,924	549,749	125,542

	1,483,061	2,161,507	2,719,163	3,069,458	3,136,456	716,249

Gross profit (loss)	(583,844)	(57,648)	530,186	985,105	1,331,263	304,011
Selling and marketing expenses	265,124	327,881	292,960	308,079	314,008	71,708
General and administrative expenses	158,588	154,637	134,282	143,594	162,387	37,083

Operating profit (loss)	(1,007,556)	(540,166)	102,944	533,432	854,868	195,220
Financial expenses, net	290,397	228,609	400,927	445,180	321,710	73,467
Loss on impairment of investments in non-marketable securities	—	—	8,862	4,054	3,530	806

Income (loss) before tax benefit	(1,297,953)	(768,775)	(306,845)	84,198	529,628	120,947

Tax benefit	—	—	—	—	633,022	144,559

Income (loss) before cumulative effect of a change in accounting principles	(1,297,953)	(768,775)	(306,845)	84,198	1,162,650	265,506
Cumulative effect, at beginning of year, of a change in accounting principles	—	—	3,483	—	—	—

Net income (loss) for the year	(1,297,953)	(768,775)	303,362	84,198	1,162,650	265,506

	Year ended December 31,
	1999	2000	2001	2002	2003	2003
						Convenience
						translation
	New Israeli Shekels					into US $
	In thousands (except per share data)
Earnings (loss) per ordinary share and per ADS
Basic:
Before cumulative effect	(8.86)	(4.30)	(1.72)	0.47	6.39	1.46
Cumulative effect	—	—	0.02	—	—	—

	(8.86)	(4.30)	(1.70)	0.47	6.39	1.46

Diluted:
Before cumulative effect	(8.86)	(4.30)	(1.72)	0.46	6.34	1.45
Cumulative effect	—	—	0.02	—	—	—

	(8.86)	(4.30)	(1.70)	0.46	6.34	1.45

Weighted average number of shares outstanding
Basic:	146,481,482	178,888,888	178,909,274	179,984,090	181,930,803	181,930,803

Diluted:	146,481,482	178,888,888	178,909,274	183,069,394	183,243,157	183,243,157

Other Financial Data
Capital expenditures, net	823,995	544,927	599,493	556,376	232,293	53,047

EBITDA(1)	(581,959)	(58,741)	656,369	1,052,240	1,379,830	315,102
Statement of Cash Flows Data
Net cash provided by (used in) operating activities	(835,949)	(353,272)	422,548	682,191	1,031,492	235,554
Net cash used in investing activities	(690,396)	(809,731)	(629,061)	(815,968)	(376,769)	(86,039)
Net cash provided by (used in) financing activities	1,924,930	748,775	210,916	129,865	(652,309)	(148,963)
Balance Sheet Data (at year end)
Current assets	774,242	588,545	631,148	816,416	865,319	197,607
Investments and long-term receivables	8,112	119,524	140,969	45,991	72,630	16,586
Fixed assets, net	1,216,765	1,507,045	1,749,052	1,864,511	1,694,584	386,980
License and deferred charges, net	1,436,949	1,289,933	1,112,959	1,269,348	1,325,948	302,797
Deferred income taxes	—	—	—	—	413,752	94,486

Total assets	3,436,068	3,505,047	3,634,128	3,996,266	4,372,233	998,456
Current liabilities(2)	571,261	583,243	1,194,704	735,153	760,256	173,614
Long-term liabilities(2)	2,063,815	2,832,964	2,633,200	3,357,497	2,536,413	579,222
Total liabilities	2,635,076	3,416,207	3,827,904	4,092,650	3,296,669	752,836
Shareholders’ equity (capital deficiency)	800,992	88,840	(193,776)	(96,384)	1,075,564	245,620
Total liabilities and shareholders’ equity	3,436,068	3,505,047	3,634,128	3,996,266	4,372,233	998,456

(1)	EBITDA represents earnings (loss) before interest, taxes, depreciation and amortization. EBITDA is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results; nor is it meant to be predictive of potential future results. The EBITDA figures presented above are substantially the same as those resulting from the calculation of Consolidated Adjusted EBITDA as required under the indenture governing our 13% senior subordinated notes due 2010.

(2)	See Notes 5, 6 and 7 to our consolidated financial statements for information regarding long-term liabilities and current maturities of long-term bank loans.

	Year ended December 31,
	1999	2000	2001	2002	2003	2003
						Convenience
						translation
	New Israeli Shekels					into US $
	In thousands (except per share data)
Reconciliation Between Operating Cashflows and EBITDA
Net cash provided by (used in) operating activities	(835,949)	(353,272)	422,548	682,191	1,031,492	235,554
Liability for employee rights upon retirement	(9,583)	(11,581)	(18,736)	(18,632)	(15,540)	(3,549)
Accrued interest, exchange and linkage differences on long-term liabilities	(141,663)	13,214	(54,522)	(91,027)	67,438	15,400
Amount carried to deferred charges		7,489	22	3,805
Accrued interest, exchange and linkage differences on security deposit		2,574	6,590	6,925	(8,877)	(2,027)
Sundry	(2,560)	(181)
Increase (Decrease) in accounts receivable:
Trade	204,732	197,308	55,944	56,638	(22,721)	(5,189)
Other	17,180	(23,970)	14,235	8,056	5,557	1,260
Decrease (Increase) in accounts payable and accruals:
Trade	(133,238)	(93,499)	(57,271)	(31,909)	93,444	21,339
Shareholder—current account	16	(20)	2,230
Other	(8,063)	(84,685)	(68,068)	(14,796)	(47,541)	(10,857)
Increase (Decrease) in inventories	43,921	65,614	(36,859)	12,996	(34,647)	(7,912)
Increase in asset retirement obligation					(1,228)	(280)
Financial Expenses(*)	283,248	221,906	393,739	437,993	312,453	71,354
Cumulative effect, at beginning of year and change in accounting principles				(3,483)
EBITDA	(581,959)	(58,741)	656,369	1,052,240	1,379,830	315,102

(*) Financial expenses excluding any charge for the amortization of pre-launch financial costs.

	At December 31,
	2001	2002	2003
Industry Data
Estimated population of Israel (in thousands)(1)	6,500	6,650	6,757
Estimated Israeli mobile telephone subscribers (in thousands)(2)	5,470	6,333	6,674
Estimated Israeli mobile telephone penetration(3)	84%	95%	99%

	Year ended December 31					Three months ended

						March 31,	June 30,	Sept. 30,	Dec. 31,
	1999	2000	2001	2002	2003	2003	2003	2003	2003
Partner Data
Subscribers (000’s) (at period end)(4)	355	834	1,458	1,837	2,103	1,894	1,949	2,032	2,103
Pre-paid		132	389	540	639	553	568	606	639
Post-paid (private)	267	526	829	1,004	1,117	1,036	1,064	1,094	1,117
Post-paid (business)	88	176	240	293	347	306	317	332	347
Share of total Israeli subscribers (at period end)(5)	13%	21%	27%	29%	31%	29%	29%	30%	31%
Average monthly usage per subscriber (mins.)(6)	456	392	318	280	277	267	277	286	276
Average monthly revenue per subscriber including inroaming (NIS)(7)	393	306	214	183	171	164	171	181	170
Pre-paid			151	127	114	113	114	116	113
Post-paid (private)			192	167	154	147	155	164	152
Post-paid (business)			354	343	333	318	327	355	331
Churn rate(8)	6.8%	5.5%	5.8%	10.9%	13.6%	4.0%	3.5%	3.0%	3.2%
Subscriber acquisition costs per subscriber (NIS)(9)	1,464	819	458	470	362	426	452	289	298
Estimated coverage of Israeli population (at period end)(10)	96%	97%	97%	97%	97%	97%	97%	97%	97%
Number of operational base stations (at period end)	846	1,355	1,882	2,035	2,138	2,065	2,104	2,120	2,138
Number of microsites out of total number of operational base stations (at period end)(11)	46	347	703	726	729	738	753	756	729
Number of employees (full time equivalent) (at period end)(12)	1,453	2,131	2,523	2,685	2,769	2,733	2,748	2,744	2,769

(1)	The estimated population of Israel at December 31, 2001 is published by the Central Bureau of Statistics in Israel. The figures for 2002 and 2003 are the Company’s estimates.

(2)	We have estimated the total number of Israeli mobile telephone subscribers from information contained in published reports issued by, and public statements made by, Pelephone and Cellcom or by their shareholders and from Partner subscriber data at December 31, 2001, 2002 and 2003. The 2001 figure for MIRS is our estimate. As MIRS received a general license on February 5, 2001 its subscribers have not been included in the Israeli subscriber count in prior years. MIRS’s entire subscriber base has been included in the Israeli subscriber count from the date on which MIRS received its license.

(3)	Total number of estimated Israeli mobile telephone subscribers expressed as a percentage of the estimated population of Israel. This includes dormant subscribers as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, new immigrants, and foreign workers.

(4)	In accordance with general practice in the mobile telephone industry, we use the term “subscriber”, unless the context otherwise requires, to indicate a telephone, rather than either a bill-paying network customer, who may have a number of telephones connected to the network, or a mobile telephone user who may share a single telephone with a number of other users. “Subscriber” includes our pre-paid customers. Our pre-paid service was launched on June 29, 2000. References to the number of subscribers are stated net of subscribers who leave or are disconnected from the network, or who have not generated revenue for the Company for a period of over six consecutive months ending at a reporting date.

(5)	Total number of Partner subscribers expressed as a percentage of the estimated total number of Israeli subscribers.

(6)	We have calculated Partner average monthly usage per subscriber by (i) dividing, for each month in the relevant year, the total number of minutes of usage, excluding in-roaming usage, during the month by the average number of Partner subscribers in that month, and (ii) dividing the sum of all such results for the months in the relevant year by 12.

(7)	We have calculated Partner average monthly revenue per subscriber by (i) dividing, for each month in the relevant year, the Partner revenue during the month, excluding revenue from equipment sales and including revenue from foreign Global System for Mobile Communications, or GSM, network operators for calls made by their roaming customers while in Israel using our network, by the average number of Partner subscribers during that month, and (ii) dividing the sum of all such results by the number of months in the relevant period. We have presented the amounts in NIS.

(8)	We define the “churn rate” as the total number of subscribers who disconnect from our network, either involuntarily or voluntarily, in a given period expressed as a percentage of the average of the number of our subscribers at the beginning and end of such period. Since June 2001, our churn rate has also included subscribers who have not generated revenue for the Company for a period of the last six consecutive months ending at a reporting date. Involuntary churn includes disconnections due to non-payment of bills or suspected fraudulent use, and voluntary churn includes disconnections due to subscribers switching to a competing mobile telephone network or terminating their use of our services. In 2002, we refined our reporting procedures for active subscribers. This change caused a reduction in the reported number of active subscribers for 2002 of 41,000 subscribers. Some of the additional churn provided for, related to periods prior to the third quarter of 2002.

(9)	Subscriber acquisition costs, or SAC, include mainly handset and car kit costs, net of revenues received from sales of handsets, referred to as “handset subsidies”, and commissions paid to dealers, distributors and sales personnel. Subscriber acquisition costs per subscriber are calculated by dividing the subscriber acquisition costs incurred during the reporting period by the number of subscribers acquired in the reporting period.

The aforementioned components of SAC are included in our consolidated financial statements as follows: handset and car kit costs—in “cost of equipment revenues”; commissions paid to dealers, distributors and sales personnel—in “selling and marketing expenses”; and revenues received from sales of handsets—in “equipment revenues”.

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

	1999	2000	2001	2002	2003
Average(1)	4.140	4.077	4.220	4.736	4.512
High	4.288	4.198	4.416	4.994	4.924
Low	4.013	3.967	4.067	4.437	4.283
End of period	4.153	4.041	4.416	4.737	4.379

(1)	Calculated based on the average of the exchange rates on the last day of each month during the relevant period.

	October	November	December	January	February	March
	2003	2003	2003	2004	2004	2004
High	4.509	4.537	4.441	4.483	4.493	4.483
Low	4.410	4.448	4.352	4.371	4.370	4.535

On April 25, 2004, the exchange rate was NIS 4.569 per US dollar as published by the Bank of Israel. Changes in the exchange rate between the shekel and the US dollar could materially affect our financial results.

3B. Capitalization and Indebtedness

Not applicable.

3C. Reasons for the Offer and Use of Proceeds

Not applicable.

3D. Risk Factors

We operate in a highly regulated telecommunications market which limits our flexibility to manage our business. In particular, the regulator’s decisions, including those relating to tariffs, may materially adversely affect our results of operations.

     Our business is highly regulated. We are subject to government regulation regarding telecommunications licenses, antitrust, frequency allocation and costs and arrangements pertaining to interconnection and leased lines. Our business and operations could be adversely affected by changes in laws, regulations or government policy affecting our business activities, such as decisions by the regulator:

•	reducing call or SMS termination tariffs;

•	changing the method of calculating call duration;

•	increasing the rate of royalties to be paid to the State of Israel;

•	broadening the range of the types of revenues on which royalties are paid; and

•	setting policies and imposing new regulations governing electronic trade and content services.

     The Ministry of Communications reduced call termination tariffs from NIS 0.50 to NIS 0.45 at the beginning of 2003. In January 2004, the Ministry of Communications appointed an international telecommunications consultancy firm to study both call and SMS termination tariffs of the mobile telephone networks in Israel. In addition, the Ministry of Communications recently amended our license and the relevant regulations, reducing SMS termination tariffs from NIS 0.38 to NIS 0.285 effective May 1, 2004. The Ministry of Communications indicated that this reduction is only an interim measure until the consultancy firm completes its study. Following completion of this study, the Ministry of Communications may further reduce both call and SMS termination tariffs, which could have a significant and adverse effect upon our results of operations. The Antitrust Authority has also been reviewing SMS interconnect agreements and has informed us preliminarily that it believes the SMS interconnect arrangements appear to be in restraint of trade. The Antitrust Authority has indicated that it will refrain from action for the time being to allow the Ministry of Communications to resolve the matter. The results of either of these two inquiries could be the reduction or elimination of SMS termination tariffs, which would adversely affect our results of operations.

We expect our subscriber growth rate, and consequently our revenue growth rate, to slow, because Israel’s mobile telephone services market is highly penetrated, making it more difficult for us to obtain new subscribers than in the past.

     Although Israel’s mobile telephone services market has experienced substantial growth, and we have experienced substantial subscriber growth since our commercial launch in 1999, the Israeli market for mobile telephone services is now highly penetrated, and we expect the growth of the overall Israeli market and of our own subscriber base to be slower than in the past. The population of Israel at December 31, 2003 was approximately 6.8 million. At December 31, 1998, prior to our full commercial launch, approximately 35% of the Israeli population had mobile telephones. At December 31, 2003, that percentage is estimated to be 99%, although this includes dormant subscribers as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, new immigrants, and foreign workers. Because the Israeli market for mobile telephones is highly penetrated, it will not grow at the same rate as in the past, and our own subscriber growth will not develop at the same rate as in the past. Similarly, whereas in the past our revenue growth has largely resulted from growth in the overall market, our future revenues will depend significantly on our ability to retain existing subscribers and to attract subscribers from the other mobile telephone network operators. While our market share, based on internal estimates, has increased from approximately 13% of Israeli mobile subscribers at December 31, 1999 to approximately 31% at December 31, 2003, our market share growth was slower during 2003 than in 2002 and we expect this trend to continue into 2004.

Competition from existing competitors may require us to continue to reduce our tariffs, increase our subscriber acquisition costs and customer retention costs and increase our churn rate.

     We compete primarily with Cellcom and Pelephone, two of the other mobile telephone network operators in Israel. We were the only GSM network operator in Israel until the second half of 2002. Cellcom then began providing GSM 1800 services, and consequently competition has intensified. As a result we have lost and do not expect to regain a material part of our revenues from roaming services offered to GSM subscribers visiting from abroad and Israelis traveling abroad. In addition, because of the relative ease of switching between GSM network operators, we have already faced and may continue to face an increase in our churn rate and may be forced to increase our customer retention costs, including subsidies towards upgrades of subscribers’ handsets, in order to retain our subscribers. These developments may adversely affect our market share, financial condition and results of operations.

     During 2003, Cellcom and Pelephone launched new technologies enabling faster transfers of data: EDGE technology, in the case of Cellcom, and CDMA-1X, in the case of Pelephone. If Cellcom or Pelephone successfully maximizes the potential of these technologies before we successfully launch UMTS third generation technology, or if any of our competitors successfully launches third generation services before we do, we will be at a competitive disadvantage.

     To the extent that fixed-line telephones are used instead of mobile telephones, we also compete with Bezeq, which is the only incumbent public fixed-line operator in Israel. As well, a company jointly owned by the three cable companies in Israel recently received a fixed-line telephone service license. We may also face competition from additional fixed-line operators, if additional fixed-line licenses are granted. If any of our existing competitors is granted a fixed-line telephone service license or acquires or cooperates with a fixed-line operator, we may be at a competitive disadvantage relative to those operators who may be able to offer combined packages of fixed-line, mobile telephone and other telecommunication services. The Ministry of Communications may also choose to grant additional mobile telephone operator licenses, which may further intensify competition in the mobile market in Israel. In particular, the Minister of Communications recently appointed a tender committee for allocating additional bands of 800, 1,800 and UMTS spectrum to existing and new mobile network operators.

     Increased competition may require us to increase our subscriber acquisition costs and customer retention costs. Competition may also limit our ability in the future to increase tariffs, or cause us to reduce tariffs. We experienced a material increase in churn in each of 2002 and 2003. In 2004, we may face a similar or greater churn rate than that experienced in 2003. For more information, see “Item 5A. Operating Results—Churn”. Competition may further increase our expected level of churn.

Risks and uncertainties in connection with UMTS third generation technology mean that we may not profit from our investment in acquiring UMTS third generation spectrum, establishing a UMTS third generation network, or developing UMTS third generation services.

     The technology for new UMTS third generation services has not yet been fully developed by the limited number of suppliers of the handsets, network equipment and software to be used by us and our competitors in providing those services. We have selected Nortel Networks to supply the infrastructure necessary to build-out our UMTS third generation network. We are one of the first UMTS third generation networks in the world to be built with Nortel equipment, and we cannot assure you that Nortel will be able to successfully deliver all of the requirements of our network, including interoperability with our existing GSM network. If we cannot obtain reasonably priced devices, technologically proven network equipment or software with sufficient functionality or speed from Nortel or other suppliers, or if we experience delays in the delivery or functional deployment of devices, handsets and related network equipment or software, our ability to develop our UMTS third generation network, and our customers’ ability to access it, will be impaired.

     We also rely on applications developers to develop services that will stimulate demand for our UMTS third generation network. We cannot predict whether customer demand will develop as expected. If applications developers fail to develop such services, or experience delays in their development of such services, our ability to generate revenues from our UMTS third generation network will be adversely affected.

     UMTS third generation technology is newer and has less mature standards than second generation technology. We may not be able to roll-out or operate new technologies to perform as expected or as favorably when compared to existing or emerging competing communications technologies.

     Establishing our UMTS third generation network and developing services requires investing substantial capital resources. There is no assurance that subscribers will adopt UMTS third generation services, how widespread the usage of these new services will be, how many subscribers will be willing to pay for these services and new devices and whether the revenue generated from these services will justify the costs involved in establishing and operating our UMTS third generation network.

The political and military conditions in Israel may adversely affect our financial condition and results of operations.

     The political and military conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners and political instability within Israel or its neighboring countries are likely to cause our revenues to fall and harm our business.

     Since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinians, which has resulted in increased violence. Ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on the Israeli economy, in general, and on our business, financial condition or results of operations.

     Some of our directors, officers and employees are currently obligated to perform annual reserve duty. Additionally, all reservists are subject to being called to active duty at any time under emergency circumstances. We cannot assess the full impact of these requirements on our workforce and business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

     During an emergency, including a major communications crisis in Israel’s national communications network, a natural disaster, or a special security situation in Israel, control of our network may be assumed by a lawfully authorized person in order to protect the security of the State of Israel or to ensure the provision of necessary services to the public. During such circumstances, the government also has the right to withdraw temporarily some of the spectrum granted to us. We cannot assure you that we are fully prepared for every disaster or emergency situation, or that we could recover fully from any such occurrence. This may materially harm our ability to provide services to our subscribers in such emergency circumstances.

The telecommunications industry is subject to rapid and significant changes in technology which could reduce the appeal of our services.

     We may face competition from existing or future technologies, including fixed-line and cordless technologies, satellite-based personal communications services, private and shared radio networks, wireless broadband access services and other communications services that have the technical capability to handle mobile telephone calls and to interconnect with the fixed-line telephone network. The effect of emerging and future technological changes, including the convergence of technologies, on the viability or competitiveness of our network cannot be accurately predicted. We cannot assure you that the technologies we employ or intend to employ, including UMTS third generation technology, will not become obsolete or subject to competition from new technologies in the future.

If we do not implement successfully the new national numbering plan, which came into effect in April 2004, we may experience a failure or disruption of our critical information technology, core network or value added services systems, including our billing system, which could adversely affect our operations and our financial results.

     The Ministry of Communications has instructed all mobile network operators to implement a new national numbering plan, which gives each mobile network operator a single prefix, and adds a new digit to the beginning of each subscriber’s current number. The new plan entered into effect on April 20, 2004.

     Implementing the new numbering plan involves changes in most of our information technology, core network and value added services systems. We have been preparing operationally for the implementation of the plan. However, systems which are not properly adapted for the new numbering plan by the required date could fail or cause disruptions in our operations. A failure or disruption of any critical information technology, core network or value added services system, including our billing system, may adversely affect our financial and operational performance.

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

     We have received type approval from the Ministry of Communication for all of the handsets and other terminal equipment we sell. The Ministry of the Environment also has authority to regulate the sale of handsets in Israel. However, in accordance with the current practice among mobile telephone operators in Israel, we have not obtained approvals or exemptions from the Ministry of the Environment for the handsets we provide because, to date, neither the Ministry of the Environment nor the Ministry of Health has issued standards for the permitted level of radiation emissions from handsets. Since June 15, 2002, we have been required to provide information to purchasers of handsets on the Specific Absorption Rate, or SAR, of the handset, as well as its compliance with certain standards pursuant to a regulation promulgated by the Ministry of Industry and Trade under the Consumer Protection Law. In the event that new standards for permitted radiation emission levels from handsets are issued, we will be obliged to comply with them.

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

We have had difficulties obtaining some of the permits for which we have applied, and have not yet applied for other permits that are required for the erection of our antenna sites. These difficulties could continue and therefore affect our ability to erect or maintain antenna sites. This could have an adverse effect on the extent, quality and capacity of our network coverage which could prevent us from achieving or maintaining the network coverage, including the planned UMTS coverage, and quality requirements contained in our license and adversely affect our business.

     In order to establish our mobile telephone network and achieve the coverage required by our license, we have undertaken the rapid deployment of antenna sites throughout Israel. In addition, in order to adapt our network for GSM 1800 and UMTS third generation technology, we are required to erect additional antennas and make modifications to our existing antennas. The erection and operation of most of these antenna sites require building permits from local or regional zoning authorities, as well as a number of additional permits from governmental and regulatory authorities, such as:

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

     Like our competitors, we have experienced difficulties in obtaining some of these consents and permits, especially from local building authorities. As of December 31, 2003, 35% of our antenna sites were operating without local building permits. A substantial portion of these are microsites. We believe that a portion of the sites operating without permits from local authorities do not require local building permits under the Planning and Building Law. Our ability to maintain and improve the extent and quality of our network coverage depends in part on our ability to obtain appropriate sites and approvals to install our network infrastructure, including antenna sites. If we continue to experience difficulty in obtaining approvals for the erection of antenna sites, this could adversely affect our existing network, delay the erection of additional antenna sites to our network and adversely impact our UMTS third generation network build-out. This difficulty could have an adverse effect on the extent, quality and capacity of our network coverage and on our ability to continue to market our products and services effectively. Our inability to resolve these issues in a timely manner could also prevent us from achieving or maintaining the network coverage and quality requirements contained in our license.

     As well, since National Building Plan 36 was approved, some planning committees have started to require that, as a precondition for issuing new permits for communications installations, we submit an undertaking to indemnify the committee against claims for depreciation in the value of nearby properties as a result of issuing a permit to build, and the building of, communications installations. Our position, like that of the other mobile network operators, is that under existing law and the National Building Plan, the planning committees have no authority to require us to submit such an undertaking. However, the matter has not yet come to a judicial decision. Although we are unable to estimate our financial exposure should we be forced to submit such undertakings, this may have a material adverse effect our financial condition and results of operations.

     In addition, we, like the other mobile telephone operators in Israel, provide repeaters, also known as bi-directional amplifiers, to subscribers seeking an interim solution to weak signal reception within specific indoor locations. In light of the lack of a clear policy of the local planning and building authorities, and in light of the practice of the other mobile telephone operators, we have not requested permits under the Planning and Building Law for the repeaters. However, we have received from the Ministry of Communications an approval to connect the repeaters to our communications network. We have also approached the Ministry of the Environment, asserting that no permits are necessary for the repeaters, based on the Ministry’s previous advice that permits are not necessary for devices with comparable levels of emission called “Fixed Cellular Terminals”. If the local planning and building authorities determine that permits are necessary for the installation of these devices, it could have a negative impact on our ability to obtain permits for our repeaters.

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

     To date, we have been subject to minimal monetary penalties. There is no certainty that future penalties will be in the same amounts, but we believe that the total amount of these penalties would not have a material effect on our business and financial condition.

We may be required in the future to offer access to our network infrastructure to other operators. This may lower the entry barriers for potential new competitors and adversely affect our financial condition and our ability to provide services to our subscribers.

     Under the Communications Law (Telecommunications and Broadcasting), 1982, the Ministry of Communications has the power to require us, like the other telephone operators in Israel, to offer access to our network infrastructure to other operators, although the Ministry of Communications has not required us to do so yet. Our license also requires us, upon demand by the Minister of Communications, to permit other operators to provide telecom services using our network. Access to our network would lower the entry barriers for potential new competitors and increase the likelihood of additional new competitors entering the mobile telephone market in Israel. Our capacity is limited, and if we are required to allocate capacity to other operators, the services to our subscribers may be harmed. If we fail to agree with new operators that are given access to our network regarding the tariffs for the usage of our infrastructure, the Ministry of Communications may determine those tariffs. If the Ministry of Communications sets those tariffs too low, this may adversely affect our financial condition.

Our company is controlled by a small number of shareholders.

     On December 31, 2003, our principal shareholders, comprising our founding shareholders Hutchison Whampoa Limited, Elbit Limited, Matav-Cable Systems Media Ltd., Eurocom Communications Ltd., and Polar Communications Ltd. collectively held approximately 66% of our shares. At December 31, 2003, Hutchison Whampoa Limited indirectly owned approximately 43.2% of our shares, Elbit Limited owned approximately 8.7%, Matav-Cable Systems Media Ltd. indirectly owned approximately 5.3%, and Eurocom Communications Ltd. and Polar Communications Ltd., owned approximately 6.3% and 2.4%, respectively.

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

     These principal shareholders together have the ability to influence our business through their ability as a group to control all actions that require shareholder approval and through their representatives on our Board of Directors. They are not obligated, however, to provide us with financial support or to exercise their rights as shareholders in our best interests or the best interests of our minority shareholders and noteholders, and they may engage in activities that conflict with such interests. If the interests of these principal shareholders conflict with the interests of our other shareholders and noteholders, those shareholders and noteholders could be disadvantaged by the actions that these principal shareholders choose to pursue. In addition, our principal shareholders may cause our business to pursue strategic objectives that may conflict with the interests of our other shareholders and noteholders.

     One of our principal shareholders, Hutchison, is a global leader in the mobile telecommunications market. It has a substantial interest in 3G operating companies in Austria, Australia, Denmark, Hong Kong, Ireland, Italy, Sweden and the United Kingdom. We rely on and benefit from the assistance, knowledge and experience of Hutchison. Hutchison has announced that it has filed an application with The Stock Exchange of Hong Kong for the listing of a new company to which Hutchison would transfer its holdings of our shares, together with its telecommunications business interests in certain other companies. Subject to the approval of The Stock Exchange of Hong Kong and the final decision of Hutchison’s board of directors and shareholders, Hutchison proposes that the new company would conduct a public offering in Hong Kong. Hutchison would, immediately following the public offering, control the new company. No final decision has yet been reached by Hutchison’s board of directors or shareholders as to whether and when the proposed transfer of its holdings of our shares and its interests in certain other businesses will take place or the public offering will be launched. We cannot assure you that Hutchison will continue to be our principal shareholder, or if it ceases to be our principal shareholder, that we will continue to enjoy the benefits of our relationship with Hutchison that we currently do.

A continuing deterioration in the economic conditions in Israel may adversely affect our financial condition and results of operations.

     We are incorporated and based in, and currently derive almost all our revenues from markets within, the State of Israel. Primarily due to the global economic downturn in recent years and Israel’s security and political situation, the Israeli economy slipped into recession. During 2003 the rate of unemployment rose, consumer spending decreased and many businesses experienced financial difficulties. A continuing deterioration in the economic conditions in Israel may adversely affect usage patterns of our services and the ability of our customers to pay for our services, which would adversely affect our financial condition and results of operations.

Our business, financial condition and results of operations could be adversely affected if we have underestimated future capital requirements or overestimated anticipated revenue and profits.

     We expect to incur substantial capital expenditures in building out our UMTS third generation network and increasing the capacity of our existing network. We began build-out of our network at the end of 2003. We estimate that capital expenditures in connection with building out our UMTS third generation network will be approximately $250 million over the three years from the beginning of the network build-out, with approximately $90 million in capital expenditures required in the first twelve months of the build-out. Although at present we believe we have a fully funded business plan, we may have underestimated our future capital requirements or overestimated our future revenues and operating profits in the build-out and operation of a third generation network. For example, testing UMTS third generation networks in live environments has been limited, and it is not yet clear how large-scale usage will affect the capacity and functionality of UMTS third generation networks and therefore what the optimal network density, which determines the cost of our network roll-out, will be. If we have underestimated our future capital requirements or overestimated our future revenues and operating profits, our future business, financial condition and results of operations could be materially adversely affected.

Our credit facility and our indenture each contain a number of restrictions and obligations that limit our operating and financial flexibility.

     Our credit facility and the indenture governing our 13% senior subordinated notes due 2010 each contain a number of financial, operating and other covenants that limit our operating and financial flexibility. These covenants, among other things, restrict our ability to pledge our assets, enter into certain types of lease financing, dispose of assets, make loans or give guarantees, make certain acquisitions or engage in mergers or consolidations, incur borrowing (other than permitted borrowings, as defined), make any substantial change to the nature of our business or engage in any other business.

     In addition, under our credit facility, we may not pay dividends or similar payments on our ordinary shares or repay principal or interest on shareholders’ loans or principal on subordinated debt, or make payments to shareholders generally by way of return or repurchase of capital, other than by way of a permitted distribution. A permitted distribution means an amount not exceeding, in the aggregate, 50% of the excess cash flow arising in the previous financial year, and is subject to our compliance with additional conditions, including that an actual or potential event of default does not exist, that we are able to meet outstanding operating expenditure requirements, that we have repaid (and cannot re-borrow) at least 50% of the total bank commitments under the credit facility, that such distribution is made no earlier than December 31, 2005, and that we comply with certain minimum coverage ratios. Payments of interest on our notes are restricted in the event amounts due under the credit facility are unpaid or an event of default has occurred. Our credit facility also contains covenants regarding achieving certain levels of financial ratios during each of the ratio periods (semi-annual or annual periods) during the term of the credit facility.

     Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. There can be no assurance that such obligations will not materially adversely affect our ability to finance our future operations or the manner in which we operate our business. In particular, any non-compliance with performance-related covenants and other undertakings of our credit facility or indenture could result in an acceleration of our outstanding debt under the credit facility and the indenture and restrict our ability to draw additional funds, which could have a material adverse effect on our business, financial condition or results of operations.

Our substantial leverage could adversely affect our financial health.

     We are highly leveraged. At December 31, 2003, our total long-term indebtedness was approximately NIS 2,454 million ($560 million).

     This debt represents approximately 69.5% of our total capitalization (bank loans plus notes payable plus shareholders equity) at December 31, 2003. Our credit facility and the indenture governing our notes permit us to incur additional indebtedness subject to some limitations. The indenture does not place a limit on the amount of indebtedness that we may incur in financing the acquisition of network assets, including licenses, equipment and inventory, or for capital expenditures and working capital for our business.

     Our substantial debt could adversely affect our financial health by, among other things:

•	increasing our vulnerability to adverse economic conditions or increases in prevailing interest rates, particularly because currently a substantial portion of our borrowings are at variable interest rates;

•	limiting our ability to obtain the additional finance we need to operate, develop and expand our business;

•	requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, which reduces the funds available for operations and future business development; and

•	exposing us to the effects of foreign exchange fluctuations on our obligations under our notes, which are denominated in US dollars.

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

     We cannot ensure that any such refinancing would be possible on terms that we could accept or that we could obtain additional financing. If refinancing will not be possible or if additional financing will not be available, we may have to sell our assets under circumstances that might not yield the highest prices, or default on our debt obligations, including the notes, which would permit our noteholders and holders of other outstanding indebtedness to accelerate their maturity dates.

Our business may be impacted by the shekel exchange rate fluctuations and inflation.

     Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, through December 31, 2003, a substantial amount of our operating expenses were linked to non-shekel currencies. These expenses related mainly to the acquisition of handsets where the price paid by us is based on various foreign currencies. In addition, a substantial majority of our capital expenditures (including with respect to our UMTS third generation network) are incurred in, or linked to, non-shekel currencies, and our notes are denominated in US dollars and require US dollar interest and principal payments. Thus, any devaluation of the shekel against the dollar (or other foreign currencies), will increase the shekel cost of our non-shekel denominated or linked expenses and capital expenditures. Such an increase may have an adverse impact on our results, which may be material. Material changes in exchange rates may cause the amounts that we must invest to increase materially in shekel terms.

     We hedge some of our foreign currency commitments, but we do not currently hedge the principal payable on our notes. As of December 31, 2003, the notional amounts of our foreign currency derivatives were approximately $208 million. Our derivative transactions are mainly designed to hedge the cash flows related to the payments of dollar interest on our notes and those related to anticipated payments in respect of purchases of handsets and capital expenditures in foreign currency. The transactions are primarily foreign currency transactions and purchases and sales of currency options.

     Our bank credit facility borrowings are currently in shekels, some of which are linked to the Israeli consumer price index, or CPI. We may not be permitted to raise our tariffs pursuant to our license in a manner that would fully compensate for any increase in the Israeli CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue.

Operating a mobile telecommunications network involves the inherent risk of fraudulent activities and potential abuse of our services, which may cause loss of revenues and non-recoverable expenses.

     There is an inherent risk of potential abuse by individuals, groups, businesses or other organizations that use our mobile telecommunications services and avoid paying for them. The effects of such fraudulent activities may be, among others, a loss of revenue and out of pocket expenses which we will have to pay to third parties in connection with those services, such as interconnect fees, payments to international operators or to operators overseas and payments to content providers. Such payments may be non-recoverable. Although we are taking measures in order to prevent fraudulent activities, we have suffered in the past, and may suffer in the future, from these activities. The financial impact of fraudulent activities that have occurred in the past has not been material. However, we cannot assure you that fraudulent activities, if they occur in the future, will not materially affect our financial condition and results of operations.

We are dependent upon our ability to interconnect with other telecommunications carriers. We also depend on Bezeq and other suppliers for transmission services. The failure of these carriers to provide these services on a consistent basis could have a material adverse effect on us.

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

     We conduct our operations pursuant to a general license granted to us by the Ministry of Communications on April 7, 1998. Our license is valid until February 2022. Our license may be extended for an additional six-year period upon our request to the Ministry of Communications and confirmation from the Ministry that we have met certain performance requirements. We may request renewal of our license for successive six-year periods thereafter, subject to regulatory approval. We cannot be certain that our license will not be revoked, will be extended when necessary, or, if extended, on what terms an extension may be granted.

     Additionally, although we believe that we are currently in compliance with all material requirements of our license, the interpretation and application of the technical standards used to measure these requirements, including the requirements regarding population coverage and minimum quality standards, and other license provisions may not be certain, and disagreements have arisen and may arise in the future between us and the Ministry of Communications. We have provided a bank guarantee to the Ministry of Communications in the amount of $10 million to guarantee our performance under our license. For more information, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” If we are found to be in material breach of our license, the guarantee may be forfeited and our license may be revoked.

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

     We purchase our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software, from Nortel, Ericsson and Nokia. Although our network utilizes standard equipment that is produced by several suppliers, we cannot be certain that we will be able to obtain equipment from one or more alternative suppliers on a timely basis in the event that any of these suppliers is unable to satisfy our equipment requirements. Our results of operations could be adversely affected if Nortel, Ericsson, Nokia or an alternative supplier fails to provide us with adequate supplies of equipment, as well as ongoing maintenance support, in a timely manner. In addition, our results of operations could be adversely affected if the price of network equipment rises significantly. In our experience, suppliers from time to time extend delivery times, limit supplies and increase the prices of supplies due to their supply limitations and other factors.

Our share price has been and may continue to be volatile in response to general conditions in the global securities markets, developments in Israel’s securities market and in the communications and technology sectors in particular.

     Our share price has been subject to significant volatility, in part due to highly volatile securities markets generally, particularly for communications and technology companies’ shares. Factors other than our results of operations that may affect our share price include low trading volume, market expectations of our performance and projected growth in the mobile communications market. In addition, our share price may be affected by factors such as the Israeli economy and the political situation and the level of business activity or perceived growth (or the lack thereof) in the market in general, the performance of other mobile telecommunications companies, announcements by or the results of operations of our competitors, customers and suppliers, potential litigation and regulation involving ourselves or our industry, and announcements concerning the success of UMTS third generation mobile networks, products and services, as well as general market volatility.

Our telecommunications license imposes certain restrictions on who can own our shares. If these restrictions are breached, we could lose our license.

     As with other companies engaged in the telecommunications business in Israel, our license requires that, at a minimum, 20% of the economic and voting interest, and certain other defined means of control, of our company be owned by Israeli citizens and residents. In addition, no transfer or acquisition of 10% or more of any of such means of control, or the acquisition of control of our company, may be made without the consent of the Ministry of Communications. Our license also restricts cross-ownership and cross-control among competing mobile telephone operators, including the ownership of 5% or more of the means of control of both our company and of a competing operator, without the consent of the Ministry of Communications, which may limit certain persons from acquiring our shares. Shareholdings in breach of these limits could have two consequences. First, the shares that are in excess of the limits will be converted into “dormant” shares, with no rights other than the right to receive dividends or other distributions to shareholders, and to participate in rights offerings. Second, the breach of the limits could be the basis for revoking our license unless our principal shareholders, who currently hold an aggregate of approximately 66% of our ordinary shares, continue to hold an aggregate of at least 51% of our ordinary shares.

There is a risk that our investment in Matav may not happen or that it will be on different terms than currently proposed.

     On March 15, 2004, we announced that we had entered into a non-binding memorandum of agreement with Matav Cable Systems Media Ltd., or Matav, and its shareholders, Dankner Investments Ltd., or Dankner, and Delek Investments and Properties Ltd., or Delek, to invest $137 million in Matav for approximately 40% share of Matav’s equity. The memorandum of agreement is subject to approval of the parties’ respective boards of directors, as stipulated in the memorandum of agreement, and other necessary corporate approvals. As well, the memorandum of agreement provides that it will expire after 60 days or upon the execution of a detailed, definitive investment agreement, whichever is earlier. We are currently conducting a due diligence review and are in negotiations regarding the terms of the investment.

     The memorandum of agreement further provides that the transaction is subject to a number of significant conditions precedent (many of which are outside the control of the parties) which include, among others:

•	distribution to the Matav shareholders of our shares currently held indirectly by Matav;

•	an agreement for a transaction whereby Matav will acquire cable assets from existing operators that will bring Matav’s subscribers to 500,000;

•	receipt of all required corporate and regulatory approvals;

•	an agreement for commercial cooperation between Partner and Matav;

•	satisfactory agreements with the lenders of each of the companies;

•	approval by the Matav shareholders of an amendment of the articles of association of Matav; and

•	confirmation that Dankner, Delek and Partner will not be deemed a “group of borrowers” for purposes of Israeli banking regulations, as a result of the transaction.

There can be no assurance that the parties’ boards of directors will approve the memorandum of agreement, or that the parties will execute a definitive agreement by the deadline set out in the memorandum of agreement or at all. In that event, or in the event that the conditions to the transaction are not satisfied, the transaction may not be completed, and the anticipated benefits of the transaction will not be realized and we may be at a competitive disadvantage to any competitor that is able to offer both mobile telephone and fixed line services. Further, the terms of the definitive agreement, if signed, may be materially different from those set out in the memorandum of agreement.

Benefits from our investment in, and cooperation with, Matav may not be achieved to the extent or within the time period that is currently anticipated.

   Following our proposed investment in Matav and the commencing of commercial cooperation with Matav, we intend to leverage our distribution network and customer base to offer Matav’s services to our customers and, possibly, to bundle their services with our own. We may encounter unanticipated costs and difficulties as we do this, or the bundling of Matav’s services may not achieve as broad customer acceptance as we expect. We understand that Matav intends to provide new services, including fixed telephony over cable networks, using a technology that is not yet mature, and as a result, it may encounter unforeseen difficulties. In addition, we cannot assure you that we will not encounter unanticipated costs or delays, or that we will achieve the cost synergies that we anticipate or that we will be able to exercise effective control over Matav’s business. Further, the process of integrating Matav’s business with our existing business could also divert management’s attention from our day-to-day business.

We expect that our investment in Matav will be substantially dilutive to our earnings, at least in the short term, and may result in additional leverage.

   The cable television industry in Israel has experienced significant financial difficulties, characterized by operating losses from the provision of cable television services. If our investment in Matav is completed, we will account for our interest in Matav either on a consolidated or equity accounting basis, depending on the ultimate terms of the investment. We expect that Matav’s results will have a substantially dilutive impact on our earnings at least in the short term. In addition, Matav will incur or assume substantial additional indebtedness to acquire the cash assets necessary to attain 500,000 subscribers and satisfy one of the conditions precedent for our investment in Matav. Although we anticipate that some indebtedness will be non-recourse to Partner, we expect that our investment in Matav will increase the amount of our consolidated indebtedness. Further, we may choose to fund our investment in Matav through additional indebtedness incurred by us.

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

     In our short history, we have achieved a number of important milestones:

•	In April 1998, we received our license to establish and operate a mobile telephone network in Israel.

•	In August 1998, we finalized our long-term credit facility to support our network and business roll out.

•	By October 1998, we completed our initial network roll out with approximately 77% coverage of the Israeli population, enabling us to commence the soft launch of our services to a test market of targeted customers.

•	By January 1999, we had launched full commercial operations with approximately 88% population coverage, established a nationwide distribution network and were offering full services with an extensive media campaign.

•	In October 1999, we completed our initial public offering of ordinary shares in the form of American Depositary Shares, and received net proceeds of approximately NIS 2,092 million, with the listing of our American Depositary Shares on NASDAQ and the London Stock Exchange. We used part of these net proceeds to repay approximately NIS 1,494 million in indebtedness to our principal shareholders, and the remainder to finance the continued development of our business.

•	In May 2000, we introduced post-paid tariff plans, branded “orange to go,” which allowed subscribers to pay only for airtime usage without a minimum subscription period and without any minimum usage commitment. At December 31, 2003, we had approximately 1,000,000 subscribers to our “orange to go” plans, or approximately 48% of our total subscriber base.

•	In June 2000, we introduced our pre-paid subscriber plan, known as “Big Talk.” At December 31, 2003, we had 639,000 subscribers, or approximately 30% of our total subscriber base, in this plan.

•	In July 2000, we amended our long-term credit facility, increasing the amount available to up to $750 million.

•	In August 2000, we completed an offering, registered under the US Securities Act of 1933, as amended, of $175 million (approximately $170.5 million after deducting commissions and offering expenses) in 13% unsecured senior subordinated notes due 2010.

•	In January 2001, we received accreditation for the ISO 9002 standard from the Israeli Institute of Quality and Control.

•	In March 2001, we received a special license issued by the Ministry of Communications, allowing us to provide internet services.

•	On March 31, 2001, we had over 1,000,000 subscribers.

•	In July 2001, we registered our ordinary shares for trading on the Tel Aviv Stock Exchange.

•	In an auction process completed on December 18, 2001, the Ministry of Communications awarded us the two bands of spectrum for which we had submitted bids: one band of GSM 1800 spectrum and one band of UMTS third generation spectrum.

•	On December 26, 2001, we filed a shelf registration statement under the US Securities Act of 1933, as amended, registering $400 million of debt securities and ordinary shares for possible offer and sale.

•	On January 28, 2002, we had over 1,500,000 subscribers.

•	In June 2002, our license was extended until February 2022.

•	In June 2002, we launched “orange obox” services, which enable the downloading of rich applications and content. These services are based on the virtual machine platforms, Java to microeditions (J2ME) and proprietary General Virtual Machine (GVM).

•	In December 2002, we entered into an amending agreement to our senior credit facility in order to further tailor it to our business plan.

•	In November 2003, we entered into a frame agreement with Nortel Networks to supply what is expected to be Israel’s first third generation UMTS wireless network.

•	By August 2003, we had over 2 million subscribers.

     For information on our capital expenditures, see “Item 5B Liquidity and Capital Resources—Commitments and Contractual Obligations”.

Proposed Investment in Matav

     On March 15, 2004, we announced that we had entered into a memorandum of agreement with Matav Cable Systems Media Ltd., or Matav, and its shareholders, Dankner Investments Ltd., or Dankner, and Delek Investments and Properties Ltd., or Delek, to invest $137 million in Matav for approximately 40% share of Matav’s equity.

     Matav is one of three operators of broadband cable television services in Israel, which according to its public filings had 267,000 subscribers as of December 31, 2003, revenues in 2003 of NIS 545 million and a net loss in 2003 of NIS 5 million (with Matav revenue and net loss figures presented under Israeli GAAP). Matav is also one of Partner’s principal shareholders. As of December 31, 2003, Matav held approximately 5.3% of Partner’s ordinary shares.

     If we consummate our investment in Matav, we intend, subject to regulatory and other approval procedures to enhance our competitive position by leveraging synergies in marketing, sales, technology and other areas and by offering a variety of services to customers, including multi-channel cable television, broadband internet transmission, fixed line telephony and cellular telephony.

     The acquisition is subject to a number of significant conditions precedent described below. We intend to finance the transaction from external sources.

Description of Matav Memorandum of Agreement

     As noted above, Partner entered into a memorandum of agreement on March 15, 2004 with Matav and its shareholders, Dankner and Delek, to invest $137 million in Matav for approximately 40% share of Matav’s equity. The memorandum of agreement will not be binding until approved by the parties’ respective boards of directors, as stipulated in the memorandum of agreement, and other necessary corporate approvals. As well, the memorandum of agreement provides that it will expire after 60 days or upon the execution of a detailed, definitive investment agreement, whichever is earlier. There can be no assurance that the parties will execute a definitive agreement, and the terms of the definitive agreement, if signed, may be materially different from those set out in the memorandum of agreement.

     Under the memorandum of agreement, upon the closing of Partner’s proposed investment in Matav, the holdings of Delek and Dankner will each be diluted to approximately 12%. Each of Delek and Dankner will have an option during the two years following the closing to purchase up to an additional 6% of Matav shares from Partner at a price to be determined on the basis of the price of Matav’s shares and the price of the Partner shares to be received by Matav’s shareholders as a distribution from Matav during the option exercise period. In addition, we will have the option at the end of the option exercise period to repurchase Matav shares from Delek and Dankner at a material premium over the Delek and Dankner option price, so that our holding in Matav will be at least 2% greater than that of Delek and Dankner together, should they exercise their options.

     Additionally, under the memorandum of agreement, during the two years following the closing, for as long as Delek and Dankner hold Matav shares and subject to certain additional conditions, we will receive from Delek and Dankner limited proxies that will grant us voting power over 50.01% of the voting shares of Matav. As a result, we will have the voting power to appoint all of the directors of Matav, and have agreed to vote in favor of two directors designated on behalf of each of Delek and Dankner for as long as each holds at least 5% of Matav.

     In the memorandum of agreement, Matav and Partner agree that they will act in good faith to ensure (i) the signing of a detailed, definitive investment agreement in accordance with the conditions and principles set out in the memorandum of agreement within 60 days of the date of the memorandum of agreement and (ii) the completion of due diligence by Partner no later than the signing of the definitive investment agreement. The memorandum of agreement further provides that the transaction is subject to a number of significant conditions precedent (many of which are outside the control of the parties) which include, among others:

•	Distribution to the Matav shareholders of the Partner shares currently held by Matav;

•	An agreement for a transaction whereby Matav will acquire cable assets from existing cable operators that will bring Matav’s subscribers to 500,000;

•	Receipt of all required corporate and regulatory approvals;

•	An agreement for commercial cooperation between Partner and Matav;

•	Satisfactory agreements with the lenders of each of the companies;

•	Approval by the Matav shareholders of an amendment of the articles of association of Matav; and

•	Confirmation that Dankner, Delek and Partner will not be deemed a “group of borrowers” for purposes of Israeli banking regulations, as a result of the transaction.

     We have not yet completed our due diligence review, and our board has not approved the memorandum of agreement. Partner, Matav, Dankner and Delek are currently in the process of negotiating the definitive investment and ancillary agreements. We understand that Matav is in discussions to acquire the cable and communications assets of Tevel Israel International Communications Ltd. If this transaction were completed, Matav would have over 500,000 cable subscribers, representing approximately 60% of the Israeli cable market. In addition, if this transaction were completed, Matav will incur or assume substantial additional indebtedness. However, we can provide no assurance as to whether this transaction will be completed or, if completed, on what timeframe or on what terms and conditions, including price.

4B. Business Overview

     We were the first GSM mobile telephone network operator in Israel. We received our mobile telephone license in April 1998 and commenced full commercial operations of our digital GSM 900 mobile telephone network in January 1999. Since then we have expanded rapidly and on December 31, 2003 we had 2,103,000 subscribers, representing an estimated 31% of total Israeli mobile telephone subscribers at that date. During 2003, we increased our customer base by approximately 14%, an increase of approximately 266,000 subscribers. At December 31, 2003 our network covered approximately 97% of the Israeli population. We had constructed and installed 2,138 base transceiver stations (including microsites) by December 31, 2003, with 103 of those stations installed in 2003. At December 31, 2003, most of our subscribers had post-paid tariff plan contracts with us, approximately 30% of our subscribers were in pre-paid subscriber plans, and approximately 16% of our subscribers were business subscribers.

     We market our services by capitalizing on the strong international Orange Brand and the experience of our principal shareholders and their affiliates, primarily Hutchison Whampoa Limited. The Orange Brand, which is licensed to us, has been used successfully in other markets to promote mobile telephone services. Market surveys show that we have achieved strong brand awareness in Israel.

     We currently operate in the 900 MHz and 1800 MHz bands. Our services include standard and enhanced GSM services, as well as value added services and products such as voice mail, voice messaging, color picture messaging, icon, ringtone and game downloads, information services, High Speed Circuit Switched Data or HSCSD, General Packet Radio Services, or GPRS, which enables the packet transfer of data in an “always on” mode at a speed of up to 20-30 Kbps, personal numbering and data and fax transmission services. We also offer our subscribers the ability to roam using their mobile phones outside Israel. At December 31, 2003, we offered international roaming through 281 operators covering 126 countries.

     We have set forth in the following table an estimate of each operator’s share of total subscribers in the Israeli cellular market at December 31, 1999, 2000, 2001, 2002 and 2003:

Market Share*	1999	2000	2001	2002	2003
Partner	13%	21%	27%	29%	31%
Cellcom	48%	46%	41%	39%	35%
Pelephone	39%	33%	28%	28%	30%
MIRS**	—	—	4%	4%	4%

*	Based on information contained in published reports issued by, and public statements made by, Pelephone and Cellcom or by their shareholders and from Partner subscriber data at December 31, 1999, 2000, 2001, 2002 and 2003. The figures for MIRS in 2001, 2002 and 2003 are our estimates.

**	As MIRS received a general license at February 5, 2001 its subscribers have not been included in the Israeli subscriber count in prior years. MIRS’s entire subscriber base has been included in the Israeli subscriber count from the date on which MIRS received its license.

     We operate in one business segment, GSM mobile telephony and related services, and one geographic segment, Israel.

Overview of Mobile Telecommunications Industry in Israel

     There are currently four mobile telephone network operators in Israel: Partner, Pelephone, Cellcom and MIRS. Pelephone is an Israeli corporation owned by Bezeq, the public fixed-line operator in Israel (50%) and by Pelephone Holdings, LLC (50%), a Delaware corporation owned by Shamrock Holdings. In February 2004, Bezeq announced that its Board of Directors had approved the exercise of its option to purchase the shares of Pelephone owned by Shamrock Holdings. According to the announcement, Bezeq has until August 2004 to give a notice of exercise of the option. Pelephone currently operates nationwide mobile telephone networks in Israel using both the N-AMPS analog and the CDMA digital system and recently upgraded its network to CDMA1x. The major beneficial shareholders of Cellcom are BellSouth, the Safra Group and Discount Investment Corporation Ltd. Cellcom operates a nationwide mobile telephone network based on D-AMPS digital technology, and it began providing GSM services in the DCS 1800 band in the second half of 2002. Published reports state that Cellcom will launch EDGE technology during 2004. MIRS is an Enhanced Specialized Mobile Radio, or “trunking,” iDEN network. MIRS’s major shareholders are Motorola Communications (Israel) Ltd. (66.7%) and Ampal Israel Ltd. (25%).

     In addition, the Palestine Telecommunication Co. Ltd., or Paltel, operates a GSM mobile telephone network under the name “Jawwal” in the Palestinian Authority administered areas of the West Bank and Gaza Strip, as well as a fixed-line network. Paltel’s GSM network competes with our network in some border coverage overlap areas.

     Mobile telephones were first introduced in Israel in 1986. For the first eight years of operation the growth of mobile telephone services in Israel was slow. There was a single operator, Pelephone, offering analog service, and prices were relatively high. It was not until the end of 1994, and the launch of the second mobile telephone operator, Cellcom, that growth in mobile phone usage in Israel increased significantly. Within two years, subscriber numbers had increased by more than seven times.

     Since the end of 1996, there has been continued strong growth in the Israeli mobile telephone market. Market data from industry sources indicates that the total market size was approximately 6.7 million subscribers at December 31, 2003, representing nearly 99% of the Israeli population.

     In an auction process completed in December 2001, the Ministry of Communications awarded us the two additional bands of spectrum for which we had submitted bids: one band of GSM 1800 spectrum and one band of UMTS third generation spectrum. Cellcom was also awarded a band of GSM 1800 spectrum in the auction and began providing GSM 1800 services in the second half of 2002. Cellcom and Pelephone were also each awarded one band of UMTS third generation spectrum in the auction.

     The following are some of the special characteristics that we believe differentiate the Israeli market from other developed mobile telecommunications markets:

•	High Mobile Phone Usage. Israeli usage of mobile phones is relatively high compared to Western Europe.

•	Calling Party Pays. In Israel, only the party originating a telephone call pays for the airtime (except for 1-800 numbers). Mobile telephone network operators do not charge subscribers to receive calls on their handsets, except while roaming. This encourages higher rates of mobile telephone usage.

•	High Mobile Telephone Penetration. Since Cellcom’s launch in 1994, the market has sustained a rapid annual rate of growth from a 2.6% penetration rate at year-end 1994 to an estimated penetration rate in Israel at December 31, 2003 of 99%, representing approximately 6.7 million subscribers, although this may include dormant subscribers and subscribers to multiple networks as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, new immigrants, and foreign workers.

•	Six Different Mobile Telephone Technologies. The four mobile telephone licensees in Israel have systems based on six technologies. Pelephone uses both the N-AMPS analog and the CDMA and CDMA1x digital systems and Cellcom uses both D-AMPS and GSM systems. MIRS uses an iDEN system. We are currently one of two network operators using a GSM digital system. GSM is an advanced, internationally accepted technology used by over approximately 1 billion people worldwide as of December 31, 2003.

•	Favorable Geography. Israel covers an area of approximately 8,000 square miles (20,700 square kilometers) and its population tends to be centered in a small number of densely populated areas. In addition, the terrain of Israel is relatively flat. These factors facilitate the roll out of a cellular network in a cost effective manner.

•	Strong Potential For Value Added Services. Published market data shows that the relatively young Israeli population has a propensity to accept and use high technology products. We believe that this characteristic of the Israeli population will facilitate further growth in the Israeli mobile telecommunications market as well as the acceptance of new value added services as they become available on our network.

Strategy

     Our mission is to continue and maintain our position as a leading provider of quality and innovative mobile communications solutions in Israel and to promote the Orange Brand into a leading consumer brand in Israel. In order to achieve our mission, we are implementing strategies designed to:

•	Provide high quality customer service to subscribers.

•	Ensure that our subscribers enjoy high quality network with nationwide coverage.

•	Further enhance our technological leadership through the deployment of a UMTS third generation network and services.

•	Promote the Orange Brand through a broad-based marketing campaign.

•	Offer packages of innovative voice and data services and unique tariff structures that are responsive to the needs of the various target customer segments in Israel.

•	Develop applications tailored to the needs of various subscriber segments.

•	Deliver content and information services to subscribers through our network, taking into consideration the different segments in the market.

•	Further develop dedicated, wide-reaching sales and distribution channels for all targeted market segments.

•	Leverage our distribution network and customer base to offer new services, such as digital cable services to our customers and, possibly, to bundle these new services with our own, through the proposed investment in Matav and through other strategic acquisitions in the future.

Competitive Strengths

     We believe that the following competitive strengths differentiate us from our competitors and will assist us in achieving our mission and implementing our strategies:

•	High Quality Network. We believe that we set high standards for network quality. We also believe that our EFR voice coding technology produces high sound quality. In addition, we believe that our use of sophisticated network planning and optimization tools and techniques and our investment in dense base station coverage have produced a high quality network. Moreover, the additional spectrum granted to us as a result of our success in the December 2001 spectrum auction in Israel will further improve the capacity and quality of our network.

•	Data Services and Applications Leadership. We believe that we are a leader in the development and provision of mobile data and content services in Israel. Our content services may be viewed in three ways:

☐	First, we provide our subscribers with a wide range of information services under the brand “orange obox” that can be accessed from their handsets. The combination of services available to a subscriber depends upon the subscriber’s handset type and tariff plan.

☐	Second, our present and planned content services may be divided along applications lines: entertainment; location-based; information services and community services.

☐	Third, we presently provide our services using the following interfaces: interactive voice response, or IVR; short messages service, or SMS; and Wireless Application Protocol, or WAP. We have rolled out WAP-enabled services and GPRS services, orange obox services and orange oklik services. In addition, we have signed agreements with several content providers to expand the variety of content services available to our subscribers.

•	International Roaming. We believe that we provide a convenient and comprehensive roaming services available to Israelis traveling abroad and to visitors to Israel using their own GSM phones.

•	Strong and Experienced Shareholder. One of our principal shareholders, Hutchison Whampoa Limited, is a global leader in the mobile telecommunications market. It has a substantial interest in

3G operating companies in Austria, Australia, Denmark, Hong Kong, Ireland, Italy, Sweden and the United Kingdom. We benefit highly from the knowledge and experience of Hutchison Whampoa Limited. In addition, we have signed a cost sharing agreement with Hutchison Telecommunications Limited and certain of its subsidiaries, for the joint acquisition and development of information technology platforms and software solutions, hardware, content and other services in connection with the 3G business. For more information see “Item 7B. Related Party Transactions — Transactions with Affiliates”.

•	Strong Brand Identity. Since the launch of full commercial operations, we have made a substantial investment in promoting the Orange Brand in Israel to represent quality, innovation and customer service. Our broad-based domestic marketing campaign has resulted in a rapid wide-scale recognition of the Orange Brand in Israel. The Orange Brand is currently used in the UK, Hong Kong, Australia, France, India, Switzerland and Denmark.

•	Strong and Motivated Management Team. We have been able to attract a number of Israeli senior managers from the telecommunications, high-tech and consumer products industries. We believe that the performance-based incentive package aligns the interests of senior management with those of our investors.

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

     Our marketing strategy is based on the concept of high value for money and introducing advanced services for subscribers. In order to carry out our strategy, we offer our subscribers tariffs which are generally at the level of those charged by our competitors, and technologies and services that we believe are advanced, such as our information and content services. We offer WAP mobile services, HSCSD and GPRS services.

     In addition, during 2002 we launched orange obox services and orange oklik services. We consider both orange obox services and orange oklik services as our major platforms for future growth in usage.

     In November 2003 we rearranged our content services marketing, uniting them under a content cellular portal branded “orange obox”. This portal is divided into 8 content groups: obox music, obox gamez, obox love, obox mystic, obox sport, obox entertainment, obox news and obox business.

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

     On December 31, 2003, approximately 16% of our subscribers were business subscribers. We are continually developing tailored value added services to meet the special needs of business subscribers.

     We have a license to use the Orange Brand. Under the brand license agreement, we have the right to use the Orange Brand in connection with promoting our network services in Israel for as long as we hold a license to operate a mobile telephone system in Israel. See “Item 4B. Information on the Company—Business Overview—Intellectual Property.”

Services and Products

     Our principal business is the provision of mobile telephone services in Israel. Our goal is to offer our subscribers a wide range of sophisticated and easy to use services based upon the latest proven technology. In addition to our standard and enhanced GSM services, including international dialing and roaming, we offer our customers value added services, including voice mail, short message services, intelligent network services, content based on our mobile portal, data and fax transmission and other services. Our use of HSCSD and GPRS Technologies enables high speed data transmission. Our orange obox services enable the downloading of rich applications and content, and our orange oklik services enable subscribers to send photos, multimedia and animation from handset to handset and from handset to web, using our MMS platform. We also offer 24-hour, seven days a week customer service, as well as handset repair and replacement services, to subscribers who acquire these services.

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

Tariff Plans

     Since the beginning of our full commercial operations, we introduced tariff plans aimed at bringing innovation to the Israeli mobile communications market. Our original tariff plans were based on one or more of the following basic elements:

•	Initial airtime package for a specified tariff each month.

•	Rewarding high usage with decreasing marginal airtime charges as more airtime is used each month. The per minute tariff rates paid by a subscriber under these tariff plans decline as the number of minutes used in a month by that customer increases.

•	Charging fees based on airtime usage. These tariff plans do not include interconnect charges imposed by other mobile and fixed-line providers for calls made by our subscribers that terminate on third party networks.

•	Charging for value added services on a usage basis with no fixed monthly fee.

•	Providing discounts for calls to designated numbers within a subscriber’s calling circle.

•	Some of our rates are related to the time of day that a call is placed, if the subscriber joined a specific rate plan or bought a special rate discount package.

     Most of the above elements existed in the private market since the beginning of our full commercial operations and still exist primarily in the business market.

     In May 2000, we introduced the post-paid tariff plans without a minimum monthly fee, which we branded “orange to go.” Most of our orange to go plans are based on the following basic elements:

•	No monthly payment charge.

•	No commitment for minimum usage.

•	No contractual obligations for a minimum subscription period.

•	Limited handset subsidies.

•	Fixed rate per minute in addition to call termination tariff.

     The elements of the orange to go tariff plans are applied, packaged and marketed in various ways to create tariff packages designed to appeal primarily to the private sector and target markets, including families, soldiers, Orthodox Jewish, Arab and Russian communities, young adults (b.u.) and students.

     Many of our subscribers sign up to the orange family plan. Under this plan, two to five individuals, who subscribe as a group are given large discounts on calls made to each of the other family members’ orange phones. For our orange family subscribers under the orange to go tariff plan, we offer a fixed rate for calls made to other family members’ orange phones.

     Until September 2003, we offered our orange b.u. subscribers who are under the orange to go tariff plan a monthly refund, which could be used towards voice and SMS usage. Since September 2003, each b.u. subscriber can choose three out of six tariff bundles:

(1)	family tariff – a discounted tariff for calls made to each of the other family members’ orange phones;

(2)	off peak tariff – a monthly amount of orange airtime minutes given for free (excluding call termination tariffs) during off peak hours;

(3)	discounted SMS tariff (excluding call termination tariff);

(4)	a monthly credit for content services;

(5)	a monthly credit for SMS and calls; and

(6)	a 50% discount for two destinations (interconnect not included).

     From 2002, our new orange soldiers and orange students tariff plans, as well as our main tariff plan for the Jewish Orthodox community (from 2001), include a uniform airtime tariff for all calls made in Israel, both for calls within our network and for calls originating on our network and terminating on a Bezeq fixed-line network or other cellular networks. Since December 2003 we have offered our orange student subscribers a new plan which includes:

(1)	a basic fixed tariff to all destinations, and

(2)	a choice between two tariff packages:

(a)	a family tariff – a discounted tariff for calls made to each of the other family members’ orange phones; or

(b)	a discounted SMS tariff.

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

     Our pre-paid plan, known as “Big Talk,” was launched in June 2000. Under the plan, our subscribers purchase a handset and a nationally distributed phone charge card, available in fixed denominations. Upon purchase of the phone card or prepaying by credit card, customers can use our network, including some of our value added services, without the need to register with us or enter into any contract. Under this plan, there are some reduced tariffs for certain hours with no obligation to use our network for a minimum period of time and no monthly subscription fee or monthly bill. Since December 2002, we offer our pre-paid customers a limited roaming service, which includes incoming calls and SMS only, provided that the customer is registered for this service. Our pre-paid plan enables us to compete in the growing pre-paid mobile services market. Certain pre-paid customers receive handset subsidies. These subsidies are usually lower than those received by other subscribers.

     In addition, we have some GPRS, WAP and orange obox services packages, which include a monthly payment for these services.

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

International Roaming

     Israelis are frequent travelers. According to the Israel Central Bureau of Statistics, in 2003, more than three million overseas departures of Israelis were recorded, and more than one million people visited Israel during 2003. Roaming allows a mobile phone subscriber to place and to receive calls while in the coverage area of a network to which he or she does not subscribe and to be billed for such service by his home network. Unique among mobile telephone technologies, facilitating international roaming was a primary design goal of the GSM system from its inception. A GSM roamer can therefore expect to enjoy substantially the same services, features and security while traveling as he does at home. We consider international roaming to be a significant source of revenue.

     At December 31, 2003, we had open commercial roaming relationships with 281 operators in 126 countries or jurisdictions. We also have agreements with satellite operators, providing global coverage, requiring the use of unique handsets, some of which can be used with the standard customer SIM card. Creating roaming relationships with multiple operators in each country increases potential incoming roaming revenue for us and gives our subscribers more choice in coverage, services and prices in that country.

     Since we operate on the 900 MHz band, which is the most widely-used among GSM operators worldwide in terms of handsets, and also on the 1800 MHz band, all of our roaming enabled subscribers may roam to most countries where we have roaming capability using their own handsets without modification. In some countries GSM networks use either the 1900 MHz band of GSM or other technologies (GSM 850, CDMA or UMTS) with which we have established international roaming. Our subscribers who own dual- or tri-band handsets that work on GSM 1900 as well as GSM 900 may also use their own handsets in those countries with networks using GSM 1900. Other subscribers who advise us of their intention to visit those countries are lent free-of-charge a compatible handset into which they insert their SIM, thus retaining their own phone number, phone book and all other regular features.

     900 MHz is the most widely-used GSM band, and most GSM handsets in the world are already compatible with our network. Since we also operate in the 1800 MHz band, most GSM subscribers worldwide who roam are therefore capable of using our network immediately upon their arrival in Israel.

Value Added Services

     In addition to standard GSM value added services, including voice mail, Short Message Service (SMS), voice messaging, fax mail, call waiting, call forwarding, caller identification and conference calling, we currently offer and are developing a variety of additional value added services. Value added network services are important to our business as they create differentiating factors and increase customer usage and satisfaction. We follow all major market developments regarding value added network services, and we intend to implement and offer those services that are likely to be popular with customers and which would add value to our business. Some of the value added services that we offer are available only to subscribers who have certain handset models. The value added services we currently offer include the following:

•	World Wide Web-SMS Gateway. This service enables subscribers to receive messages on their handset from people who visit our web site.

•	Account Balance. All subscribers can request and receive current information on their Partner account balance and air time usage directly on their handset display.

•	High Speed Circuit Switched Data (HSCSD). This infrastructure development enables the transmission of data at a speed of up to 43.2 Kbps, which is higher than the 14.4 Kbps speed previously available on GSM networks.

•	Electronic Bill Presentation. This service enables our subscribers to view, analyze and compare their private Partner accounts.

•	Information and Content Services. We provide voice and text-based information and content services. The voice-based information services are provided through IVR platforms, which include interactive information services and radio programs. Text based information services are provided through our current SMS and WAP technologies. Interactive information services include services such as: news headlines, sport news and results, weather reports in Israel and abroad and daily horoscopes. For purposes of these services we have relationships with content providers.

•	General Packet Radio Service (GPRS). This technology enables the packet transfer of data in an “always on” mode, at speeds of up to 20-30 KBps.

•	WAP Services. We have WAP technology that enables WAP-related services. WAP services create a significant incremental demand for content services and increase usage of our network.

•	Orange oklik. These services enable subscribers to send photos, multimedia and animation from handset to handset and from handset to e-mail, from handset to web album and from a web album to handsets, based on Multimedia Message Services (MMS) platform and on a web MMS storage album.

•	Content downloading. This service enables the downloading of rich applications and content, including games, interactive screensavers, karaoke and polyphonic ringtones, combined with a unique range of handsets. This service is based on the virtual machine platforms, Java to Micro Editions (J2ME) and proprietary General Virtual Machine (GVM).

•	Double Ring. Double Ring enables our subscribers to receive calls made to their mobile telephone on either their mobile or their fixed-line telephone.

•	Virtual Private Network. User groups can be formed in multiple layers, and the members can then reach each other through short dialing codes, like extension numbers.

•	Short Code Dialing for Roamers. This service allows foreign GSM users roaming in Israel to use their home services dialing codes during their stay in Israel and allows our subscribers while roaming abroad to use the short dialing codes available on our network.

•	Field Personnel Management. This service provides a comprehensive system for businesses to manage their field personnel via our network, including dispatching, scheduling, task assignment by real time location and confirmation back to the customer.

•	Vehicle Fleet Management. This service provides a comprehensive system for businesses to manage their vehicle fleet. It allows tracking the position, speed and direction of vehicles, which helps speed up delivery times, cut running costs and improve customer service. It provides the ability to assess at a glance which driver is best placed to respond to the next call, optimizing drivertime, cutting fuel costs and improving efficiency. In addition, it provides the option to communicate with drivers via text messages.

•	Business Text Messaging Service. This service enables business customers to send SMS messages to individuals and groups through an Internet application. By using this service, businesses can keep in touch with internal employees and/or customers either individually or as a group.

•	Personal Voice Mail Greetings. This service enables subscribers to personalize their voice mailbox greetings by easily applying professional, customizable pre-recorded messages.

•	Graphic Products. This service enables subscribers to download wallpapers, screen savers and icons from our website and save them on their handsets. Subscribers can also compose their own graphic products and upload their own pictures, using a WEB based graphic composer. Subscribers can also send them to friends.

•	Ring Tones. This service enables subscribers to personalize the ring tones heard upon receiving an incoming call. Subscribers can also compose their own ringtones and send them to friends. We also offer our subscribers an innovative extension to this service, which enables them to receive a whole song as a ring tone.

•	4 U. This service enables subscribers to “send” a recorded greeting, accompanied by a song or a joke selected by the subscriber, to another subscriber (on any Israeli network) at a predetermined time.

•	Picture and Video Messaging. This service enables subscribers to send and receive pictures and short video clips.

•	Orange Gamez. This service is a games platform which enables subscribers to play various interactive games via WAP, the internet, SMS and IVR.

•	One on One Games. Game arena in which 2 persons who play one of the games (Trivia, Checkers, etc.), via wap and IVR and can also bet on the results of each match. The amount of the bet is transferred from one customer’s bill to another.

•	Fun Tone. Personal ring back tone which is subject to the customer preferance, from a wide international library of music tracks or other types of audio elements (e.g. sound effects) which is heard when dialing to this customer.

•	Omail. Mobile e-mail services that enable access via wap, web and native clients to personal e-mail accounts (private or corporate accounts) and PIM data (i.e. calendar, contacts, tasks and notes).

•	Orange Promo. This service enables cell broadcasting in various topics: news, entertainment, sports, etc. This service is available only to subscribers who have a 64K SIM card.

•	Orange Memo. This service enables sending voice and textual reminders from the handset to the personal e-mail address.

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

Customer Division

     Our Customer Division consists of Customer Service and Sales and Distribution:

Customer Service

     We aim to provide high quality customer service in Israel through quick, simple and reliable handling of all customer needs and interactions. We invest in both state of the art technology and training of customer service skills in order to achieve this goal. At December 31, 2003, approximately 1,564 employees, on a full-time equivalent basis, worked in our customer service division. Our customer service division consists of both call center services and face-to-face service centers. Call center services are divided into different centers—general, finance, network, international roaming, business, data and pre-paid—in order to provide focused and professional responses to our customer inquiries in four languages 24 hours a day, seven days a week.

     Our face-to-face customer service consists of 34 service points serving the customer as a one-stop-shop in both sales and service areas.

     In addition, we give our customers various self-service channels, such as IVR, Web-Based service and service via SMS.

Sales and Distribution

     We have developed a multi-channel approach to target the various segments of the market and to coordinate our sales strategy. We distribute our services primarily through:

•	direct sales through Partner-owned sales centers and business sales representatives; and

•	indirect sales through traditional networks of specialist dealers and non-traditional networks of retail chains and stores, which account for a majority of our sales.

     Direct Sales

     Orange Sales and Service Centers. We currently operate six Orange Brand stores which focus on sales to individual customers. These stores are sales and service centers with a uniform design, typically 1,100 square feet (100 square meters) in size, and offer high service standards. The Orange Brand stores are conveniently located in highly visible locations, such as shopping malls, in the Tel Aviv area, Jerusalem, Haifa and Be’er Sheva. These stores serve as flagship stores to help introduce the Orange Brand and our services to the Israeli market and to generate a high level of repeat business and referrals. In the future, we also expect these stores to become involved in the sale of advanced data services and other technologically sophisticated applications. In addition, we have opened 27 service centers, each approximately 3,000-6,000 square feet (300-600 square meters) in size. These centers serve as “one-stop shops” for direct customer service, in which our representatives will demonstrate the use of new products and services, including handset maintenance services.

     Direct Sales Force. Our sales force is comprised of sales representatives, account managers and area managers, targeting business clients. We primarily focus on small- and medium-sized enterprises which tend to use more airtime and yield higher margins. Small to medium-sized businesses are serviced by a team of regional representatives and customer account managers located in five regional offices. Large corporate customers are serviced by a team of national representatives and customer account managers. Prominent individuals are served by national VIP representatives. We provide our sales force with regular training to ensure that they are capable of selling advanced solutions such as mobile data, intranet extension and connectivity, virtual private networks and other value added services that appeal to corporate customers. Our direct sales force is supported by a telemarketing department which makes initial contact with prospective customers and makes appointments for the sales representatives. The telemarketing department is another channel for direct sales by phone.

     Indirect Sales

     Traditional Dealer Networks. On December 31, 2003, we had agreements with 43 traditional dealers providing 66 points of sale, consisting of specialists selling a range of our products. The private dealer network is an important distribution channel because of its ability to attract existing cellular users to our network. Our dealer network focuses primarily on sales to individual customers and, to a lesser extent, small business customers. Our dealers are highly professional and some of them have previous experience selling cellular services in Israel. One of our dealers has a workforce of approximately 100 salesmen for “door-to-door” sales. In addition, we have specific dealers that target different segments of the Israeli population with the appropriate style, language and locations. We provide regular training to employees of our dealers to update them on our products and services. We believe that the ongoing sales success of our existing distribution channels will continue to attract dealers to our network. Our dealer managers visit dealers on a regular basis to provide information and training, answer questions and solve any problems that may arise in the activation process. We pay our dealers competitive commissions and provide handset subsidies to them. However, dealers are not entitled to commissions for any customers that terminate their service within 60 days of activation.

     Non-Traditional Dealer Networks. Non-traditional dealers consist of generalist retailers or specialist stores that sell related products. This distribution channel is not common in the Israeli cellular market today, and we believe that it provides us with a competitive advantage over and differentiates us from our competitors.

     We have a contract with Super-Pharm, the largest drug store chain in Israel, to sell our network services in their stores. At December 31, 2003, our services were sold in 107 Super-Pharm stores nationwide in a variety of formats, including Partner shop-in-shops, kiosks, wall-unit displays and at front counters. In 2003, approximately 18% of our new subscribers were recruited through sales by Super-Pharm. Under our agreement with Super-Pharm, in addition to Super-Pharm continuing to sell our network services in their stores, we are cooperating with them in a new chain of stores that Super-Pharm has established, called Super-Link, and that is dedicated to selling communications services and equipment. Six such stores have been opened to date, and the intention is to open 10 more. The agreement was amended on February 12, 2004, effective as of January 1, 2004, subject to the necessary corporate approvals and to obtaining an exemption from approval for arrangements in restraint of trade under the Restrictive Trade Practices Law, 5748-1988, from the Commissioner for Restrictive Trade Practices. Such an exemption was granted with respect to the previous agreement and is effective until June 2004 or the termination of the agreement, whichever is earlier. If it receives the necessary corporate approvals, the term of the amended agreement will be until December 31, 2005, renewable for an additional one year unless one of the parties provides the other party 180 days prior notice of termination

     The amended agreement amends, among other things, the rate of commissions and other remuneration to which Super-Pharm is entitled. In the event that the necessary corporate approvals are not obtained, the parties have agreed to resume their cooperation in accordance with the previous agreement, until no later than December 31, 2004.

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

Our Network

     We have built an extensive, resilient and advanced mobile network system in Israel, allowing us to offer our services with extensive coverage and consistent high quality. Through December 31, 2003, we have made net capital expenditures of NIS 2,565 million ($586 million) in our network infrastructure and other related fixed assets.

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

     New types of services are made possible by the roll out of technological developments that increase the speed and efficiency of existing GSM networks such as GPRS, which is a 2.5G technology. 2.5G technology network operators are able to deliver multimedia and high speed services before “third generation” services are introduced. Packet data rates vary from 20 Kbps-44 Kbps, depending mainly on handset capabilities. Approximately 50% of our customers who have GPRS enabled handsets use and pay for GPRS services.

     Third generation wireless communications, which are expected to offer full interactive multimedia capabilities at data rates of up to 2 Mbits per second, are expected to bring wirefree networks significantly closer to the capabilities of fixed line networks or sometimes even better.

Improvements in coding and data compression technology will provide better voice quality and more reliable data transmission. UMTS is the global standard adopted for the implementation of third generation wirefree telecommunications.

Infrastructure

     On December 31, 2003, our GSM network consisted of 1,409 macrobase transceiver stations and 729 microbase transceiver stations, all linked to 30 base station controllers. The base station subsystem is controlled by 11 mobile switching centers. Base transceiver stations, mobile switching centers and base station controllers are interconnected by approximately 3,600 transmission links. In addition, our network is interconnected with the public switched telephone network operated by Bezeq in several locations across Israel. Our network is also directly connected to the mobile networks of Pelephone, Cellcom and the three Israeli international operators, Bezeq International, Barak and Golden Lines, and indirectly to MIRS and the fixed and mobile telephone networks of Paltel. During 2002, our network was directly connected to the mobile networks of Pelephone and Cellcom for the purpose of bilateral transfer of SMS’s. In February 2003, we added an SMS direct connection to MIRS. See “Item 4B. Information on the Company—Business Overview—Interconnection.” Ericsson and Nokia supply our base station controller and base transceiver station sites for our 2G and 2.5G network in Israel.

     Our transmission network is made up of leased lines from Bezeq, Cellcom and Pelephone and our own microwave links. Currently most of our transmission network consists of leased lines. As our network currently covers more than 98% of the Israeli population, we are now selectively expanding the capacity and quality of our network primarily in urban areas by adding infrastructure to improve outdoor and indoor coverage. We plan to continue increasing the capacity and quality of our network due to the growth of voice and data in the GPRS traffic and in order to accommodate the anticipated growth in the number of our customers.

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

     With these quality parameters in mind, we have rolled out an advanced radio network, using macrocellular and microcellular base transceiver stations and advanced frequency planning software in very high density metropolitan areas in order to provide “deep” indoor coverage and sufficient capacity for latent demand. This technology is designed to maximize spectrum utilization and enhance service quality. Our transmission network design confers the following benefits: (i) necessary bandwidth for GSM services; (ii) resilience; (iii) use of high transmission rate back-bone routes based on Synchronous Digital Hierarchy; and (iv) the ability to utilize a new generation of sophisticated technology to optimize the system and increase capacity where necessary. Our switching architecture is based on two transit switches connected to all of our systems and platforms, which improves reliability and facilitates expansion. We are optimizing our network with an advanced radio method called Synthesized Frequency Hopping. This method increases the capacity of our network and improves the quality of the performance we supply to our subscribers. Because our network was planned with our key quality parameters in mind, we believe that we will be able to continually upgrade the quality of our network as our business develops.

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

     In the December 2001 spectrum auction in Israel, the Ministry of Communications awarded us the two bands of spectrum for which we had submitted bids: 2 x 10 MHz of GSM 1800 spectrum and 2 x 10 MHz and 1 x 5 MHz of UMTS third generation spectrum. During 2002, we started deploying GSM 1800 MHz band base transceiver stations to enhance the capacity of our GSM 900 MHz network, and to further improve our GSM 900 MHz network’s quality. We are the sole operator which has one network operating both in the 900 MHz frequency band and in the 1800 MHz frequency band. As a result, our network’s capacity is larger than that of other cellular networks in Israel.

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

Dropped Calls

     Dropped calls are calls that fail to complete when dialed or are terminated involuntarily. Since the launch of full commercial operations, our dropped call rate has steadily improved. Our monthly dropped call rate has declined from 3.50% for January 1999 to 1.71% for December 1999, to 1.44% for December 2000, to 1.3% for December 2001 to 1.15% for December 2002, and to less than 0.9% for December 2003.

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

     In June 2000, we installed and launched an Ericsson pre-paid system. In May 2002, we upgraded the Ericsson platform in order to support our larger pre-paid subscriber base and to allow us to offer a wider range of services. Also in June 2000, we launched WAP services based on a platform designed by Exalink (now Comverse), an Israeli provider of internet-based services over wireless devices. We have chosen Ericsson to provide us with a GPRS system that enables the high speed packet transfer of data in an “always on” mode. The WAP over GPRS system allows our subscribers to have mobile internet services on line.

     We have completed the national deployment of our GPRS network and have launched a variety of supported services in 2002. As part of our GPRS service, we are using mainly Cisco’s IP Core System. The IP Core System is the first step towards new advanced services, and can be used on third generation UMTS networks as well.

Site Procurement

     Once a new coverage area has been identified, our technical staff determines the optimal base station location and the required coverage characteristics. The area is then surveyed to identify antenna sites. In urban areas, typical sites are building rooftops. In rural areas, masts are usually constructed. Technical staff also identify the best means of connecting the base station to the network, for example, via leased or owned and operated microwave links or wired links leased from Bezeq. Once a preferred site has been identified and the exact equipment configuration for that site decided, we begin the process of obtaining necessary approvals.

     The erection of most of these antennas require building permits from local or regional authorities, as well as a number of additional permits from governmental and regulatory authorities, such as:

•	erection and operating permits from the Ministry of the Environment;

•	permits from the Civil Aviation Authority, in certain cases; and

•	permits from the Israeli Defense Forces.

     See “Item 4B. Information on the Company—Business Overview—Regulation” for a description of the approvals that are required for the erection and operation of antenna sites.

Suppliers

     Our network utilizes standard equipment, which is available from a limited number of suppliers. One of our major GSM equipment suppliers is Ericsson and its affiliates, which supply us with mobile switching centers, base station controllers, base transceiver stations, transit transmission centers, operation support systems and transmission systems equipment. Ericsson is also our major supplier of GPRS network equipment, including GPRS support nodes and gateway GPRS support nodes. Nokia also supplies us base station controllers, base transceiver stations and network management system equipment. See “Item 3D. Key Information—Risk Factors—We depend on a limited number of suppliers for our network equipment. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of network equipment or maintenance support on a timely basis.” We have agreements with Baran Raviv, Bintech and H. Mer, all Israeli engineering companies, for the construction of our sites. We continue to purchase certain network components from various other key suppliers. We believe that our network suppliers’ price structure is competitive with industry standards.

     In November 2003, we entered into a frame agreement with Nortel Networks to supply what is expected to be Israel’s first third generation UMTS wireless network. The cost of the network under the frame agreement is expected to be $93 million.

Interconnection

     All telecommunications providers with general licenses in Israel have provisions in their licenses requiring them to allow interconnection of their networks with all other telecommunications networks in Israel. Currently, our network is connected to all other telecommunications networks operating with general licenses in Israel. Our network is directly interconnected to the networks of Bezeq, Cellcom, Pelephone, MIRS, Bezeq International, Barak and Golden Lines. Our network is indirectly interconnected to the network of Paltel through the Bezeq network for the purpose of bilateral transfer of calls. During 2002, our network was connected to the networks of Cellcom and Pelephone for the purpose of bilateral transfer of SMSs, and in February 2003, we connected our network to the network of MIRS for the same purpose.

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

     Nevertheless, Bezeq continued calculating interconnect fees due to us based on fees actually collected from its subscribers and imposing an additional collection fee on us. From the end of 2001 until July 2003, several proceedings took place, in which the Minister of Communication reviewed the issue. On July 15, 2003, the Ministry of Communications gave its final decision in the matter, according to which Bezeq must pay mobile operators based on traffic, not collection from its subscribers. However, with respect to the period from October 2, 2000 until August 31, 2003, the Ministry permitted Bezeq to deduct a 1.1% fee. As of September 1, 2003, Bezeq may no longer deduct any fees from the traffic-based interconnect tariffs it pays the mobile operators. The Ministry made no decision concerning the period from March 1, 2000 until October 1, 2000 (which was subject to legal proceedings which we initiated, and which ended in a settlement whereby the 1.1% deduction would apply). Bezeq appealed the Ministry of Communication’s final decision. The outcome of this appeal would also apply to the period from March 1, 2000 until October 1, 2000.

     We currently pay Bezeq an interconnection fee based on a tariff structure that came into force on May 1, 2000.

     We have formal interconnection agreements with Cellcom, Pelephone and MIRS. The agreements have one-year terms and are renewable for an unlimited number of additional one-year terms. The agreements can be terminated on 90 days’ written notice by either party. The interconnection agreements with Cellcom, Pelephone and MIRS do not contain any pricing terms. The interconnection tariffs charged by Cellcom, Pelephone and MIRS are set by a Ministry of Communications regulation that, coupled with a change to the mobile telephone operators’ licenses, imposes a uniform call termination tariff for all mobile telephone operators. The uniform tariff is currently NIS 0.45 per minute. The uniform call termination tariff for incoming international calls to cellular networks is NIS 0.25 per minute. Because we transfer and receive all traffic to and from

Paltel’s network through the Bezeq network, we pay Bezeq a transit fee for each call. In January 2004, the Ministry of Communications appointed an international telecommunications consultancy firm to study both SMS and SMS termination tariffs of the mobile networks in Israel. In addition, the Ministry of Communications recently amended our license and the relevant regulations, reducing SMS termination tariffs from NIS 0.38 to NIS 0.285 effective May 1, 2004. The Ministry of Communications indicated that this reduction is only an interim tariff until the international telecommunications consultancy firm, which was appointed by it, completes its study.

     We have a written interconnection agreement with Bezeq International and with Barak. We currently have an operating arrangement with the other international operator, Golden Lines. As noted already, the Ministry of Communications regulation and the change to the mobile telephone operators’ licenses discussed above also impose a uniform call termination tariff for incoming international calls of NIS 0.25 per minute.

Competition

     There are currently four mobile telephone network operators in Israel: Partner, Cellcom, Pelephone and MIRS. The major beneficial shareholders of Cellcom are BellSouth, the Safra Group and Discount Investment Corporation Ltd. Cellcom operates a nationwide mobile telephone network based on D-AMPS digital technology. Cellcom was awarded spectrum in the DCS 1800 band in the December 2001 spectrum auction in Israel and began providing GSM services in the second half of 2002. For more information, see “Item 3D. Risk Factors—Competition from existing competitors may require us to continue to reduce our tariffs, increase our subscriber acquisition costs and customer retention costs and increase our churn rate”. Our second competitor is Pelephone. Pelephone is an Israeli corporation owned by Bezeq, the public fixed-line operator in Israel (50%) and by Pelephone Holdings, LLC (50%), a Delaware corporation owned by Shamrock Holdings. In February 2004, Bezeq announced that its Board of Directos had approved the exercise of its option to purchase the shares of Pelephone owned by Shamrock Holdings. According to the announcement, Bezeq has until August 2004 to give a notice of exercise of the option. Pelephone currently operates nationwide mobile telephone networks in Israel using both the N-AMPS analog and the CDMA digital system and recently upgraded its network to CDMA1X. Our third competitor is MIRS, an Enhanced Specialized Mobile Radio, or “trunking,” network, which was granted a general license to operate as a mobile telephone operator on February 5, 2001. MIRS’s major shareholders are Motorola Communications (Israel) Ltd. (66.7%) and Ampal Israel Ltd. (25%).

     According to the Company’s estimate, at December 31, 2003 Cellcom had an estimated 2,325,000 customers, representing approximately 35% of the Israeli mobile telecommunications market. Pelephone had approximately 1,986,000 paying customers at December 31, 2003, representing approximately 30% of the Israeli mobile telecommunications market. MIRS is estimated to have had over 260,000 users at December 31, 2003, representing approximately 4% of the Israeli mobile telecommunications market. We compete with Cellcom, Pelephone and MIRS principally on the basis of telecommunications service quality, brand identity, variety of handsets, tariffs, value added services and the quality of customer services.

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

Information Technology

     We depend upon a wide range of information technology systems to support network management, subscriber registration and billing, customer service and marketing and management functions. These systems execute critical tasks for our business, from rating and billing of calls, to monitoring our points of sale and antenna sites, to managing highly segmented marketing campaigns. As our subscriber base has grown, we have devoted significant resources to expanding and enhancing our information technology systems, adopting and implementing new systems, including Customer Relations Management, or CRM, systems, which have contributed to our customers’ satisfaction with our service, as well as updating our financial management and accounting system. We believe these systems have been an important factor in our achievements since our commercial launch.

     While many of our systems have been developed by third-party vendors, all of them have been modified and refined to suit our particular needs. In certain instances, we have developed critical information technology systems internally to meet our specific requirements. For example, significant segments of our CRM and business information infrastructure were developed internally and were designed to integrate our customer service outreach with our overall sales and marketing effort. In other cases, conversely, we have outsourced responsibility for certain systems to third parties. We have completed upgrading our billing system to increase our flexibility to offer new tariff packages and to support data packet switching services for 2.5 generation and for third generation in the future.

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

     We have also entered into a brand support/technology transfer agreement with Orange Personal Communications Services Limited. Under this agreement, Orange Personal will provide us with information and expertise to support the Orange Brand in Israel at an agreed cost for a minimum of five years beginning December 1, 1998. We may also request additional, optional support from Orange Personal at a daily rate. From May 2003, either party may terminate the agreement effective as of November 30 of a particular year by giving written notice in May of that year. See “Item 3D. Risk Factors—Our marketing strategy is based upon the international Orange Brand. If our license agreement terminates or is revoked, we will lose one of our main competitive strengths.”

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

     General licenses, which relate to telecommunications activities over a public network or for the granting of nationwide services or international telecommunications services, have been awarded to Bezeq, and to a company jointly owned by the three cable television operators in Israel, to the four mobile telephone operators, Pelephone, Cellcom, Partner and MIRS, and to the three international operators, Barak, Bezeq International and Golden Lines. In addition, the Ministry of Communications may issue additional mobile telephone operator and other licenses in the future.

     Recently, the Ministry of Communications decided to open the international call market to new competitors. However, the Ministry notified that it will not allow mobile operators to enter the international call market.

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

     The Ministry of Communications has promulgated regulations that, coupled with a change effected in the mobile telephone operators’ licenses, impose a uniform call termination tariff. The Ministry of Communications has recently amended the mobile telephone operators’ licenses, reducing SMS termination tariffs. For more information, see “—Interconnection”.

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

     Royalties. Pursuant to the Telecommunication (Royalties) Regulations, 2001, we must pay royalties to the State of Israel every quarter based on our chargeable revenues, as defined in the regulation, from mobile telephone services (including, among other, airtime, monthly subscription fees, roaming services and non-recurring), on a cumulative basis, excluding value added tax. Revenues for purposes of royalty calculation also exclude revenues transferred to other telecommunications license holders, bad debts, payments for roaming services to foreign mobile telephone operators and certain other revenues. The regulation provided a rate of 4% in 2003 and currently provides a rate of 3.5% in 2004 and thereafter.

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

     The Restrictive Trade Practices Law is the principal statute concerning restrictive practices, mergers and monopolies. This law prohibits a monopoly from abusing its market position in a manner that might reduce competition in the market or negatively affect the public. The law empowers the Commissioner of Restrictive Trade Practices to instruct a monopoly abusing its market power to perform certain acts or to refrain from certain acts in order to prevent the abuse. Bezeq has been declared a monopoly in certain markets, a ruling it is challenging. For more information see “Item 3D. Risk Factors—We operate in a highly regulated telecommunications market which limits our flexibility to manage our business. In particular, the regulator’s decisions, including those relating to tariffs, may materially adversely affect our results of operations”.

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

     In the December 2001 spectrum auction in Israel, we were awarded additional spectrum (GSM (1800 MHz) spectrum and UMTS third generation (1900 MHz and 2100 MHz) spectrum). Following the award of this spectrum, the Minister of Communications amended and extended the license through 2022.

     The cost of the license fees is NIS 180 million (approximately $41 million) for the GSM 1800 spectrum, payable in two installments and NIS 220 million (approximately $50 million) for the UMTS third generation spectrum, payable in six installments. To date, we have paid NIS 180 million and NIS

131 million for the GSM 1800 spectrum and the UMTS third generation spectrum, respectively. For more information, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

     Under the terms of the amended license, we have provided a $10 million guarantee to the State of Israel to secure the Company’s adherence to the terms of the license. For more information, see “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

     On February 18, 2004, the Minister of Communications appointed a tender committee for allocating additional spectrum bands to existing and new mobile network operators. The committee will be responsible for the process of holding a tender in which the Ministry of Communications will extend the licenses of the existing mobile network operators in order to enable them to offer their services in the additional spectrum bands that will be offered and allocated in the tender. In addition, the tender will include the possibility of granting a general license to a new mobile network operator. Under the tender, the Ministry of Communications will offer GSM 1800 MHz bands and third generation UMTS bands.

     Term. Our license authorizes us on a non-exclusive basis to establish and operate a mobile telephone network in Israel. A mobile telephone network is a wireless telephone network through which mobile telephone service is provided to the public. Our license allocates to us specified frequencies and telephone numbers. Our license was originally valid for a period of ten years (until April 2008). As described above, we were granted an amended license as a result of our success in the December 2001 auction for additional spectrum in Israel. Among other changes, the amendment extended our license until 2022.

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

     Our license also provides that a foreign mobile radio telephone operator, as defined below, or its controlling corporation, must hold during the five year period commencing on the date our license was granted by the Ministry of Communications, 25% of the voting rights and of the rights to appoint directors or the general manager of Partner. The foreign mobile radio telephone operator must also provide us all with the information in its possession required for the establishment of a mobile telecommunications system and for the provision, marketing and sale of mobile telecommunications services. Accordingly, no transfer may occur if as a result the foreign mobile radio telephone operator, or a controlling corporation, will hold less than 25% of the voting rights or the right to appoint directors or the general manager in Partner. After such five-year period, this holding may be reduced with the approval of the Ministry of Communications. On September 14, 2003, the Ministry of Communications notified us that the undertaking to provide information as mentioned above need no longer remain in force.

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

     An indirect shareholder of Elbit, Discount Investment Company Ltd., is deemed to be an Interested Party in both Partner and Cellcom by virtue of the special calculation described above. Accordingly, we applied for and received a permit from the Ministry of Communications which authorized Discount’s indirect ownership of equity in both Partner and Cellcom. Our permit was also amended on April 14, 2002 and on June 2, 2002. Our permit contains certain guidelines which apply to Discount and the related companies PEC Israel Economic Corporation, Elron Electronic Industries Ltd., the parent of Elbit, Elbit and IDB Development Company Ltd., the parent of Discount, and persons who control any one of them (collectively, the “IDB Group”). Our permit establishes limits on the holdings of the IDB Group in the equity of Cellcom and Partner. Changes in these holdings require a permit from the Ministry of Communications, and may require Elbit to significantly reduce its holdings in Partner. In addition, our permit limits the number of directors of Partner that may be appointed by the IDB Group. Our permit also limits the exchange of information regarding Partner within the IDB Group and its subsidiaries, limits the involvement of the three directors and office holders of Discount Investment Company Ltd. who are also directors of Cellcom in matters relating to Partner, and prohibits these directors from certain activities within the IDB Group which would provide them with access to information about Partner.

ISP License

     In March 2001, we received a special license issued by the Ministry of Communications, allowing us through our own facilities to provide internet access to both mobile and fixed network customers. The license is valid until March 2008.

Other Licenses

     The Ministry of Communications has granted us a trade license pursuant to the Wireless Telegraphy Ordinance. This license regulates issues of servicing and trading in equipment, infrastructure and auxiliary equipment for our network.

     We have also been granted a number of encryption licenses that permit us to deal with means of encryption, as provided in the aforementioned licenses, within the framework of providing mobile radio telephone services to the public.

Antenna Site Permits

          Permits of the Ministry of Environment

     Pursuant to the Pharmacists (Radioactive Elements and Products) Regulations, 1980 (the “Pharmacists Regulations”) issued under the Pharmaceutics Ordinance, the Ministry of the Environment is empowered to grant erection permits and operation permits for our antennas. The granting of such permits is subject to the satisfaction of conditions to which we are subject under the Pharmacists Regulations. The application to the Ministry of Environment must include a discussion of the type of device, its impact on the environment both during ordinary operation and in maximum level of operation, and details of the possible dangers posed by the device and the manner in which these dangers may be prevented or neutralized. In addition, the application includes an engineer’s sketch of the device and its related equipment.

     The Ministry of the Environment has adopted the International Radiation Protection Agency’s standard as a basis for the consents it gives for the erection and operation of our antennas. This standard is an international standard based upon a number of years of scientific study.

     In addition, a new bill was recently proposed by the Ministry of the Environment that defines the Ministry’s powers and would replace the Pharmacists Regulations.

          Local Building Permits

     The Planning and Building Law requires that we receive a building permit for the construction of most of our antennas. The local committee or local licensing authority in each local authority is authorized to grant building permits, provided such permits are in accordance with National Building Plan No. 36 which came into effect on June 15, 2002. The local committee is made up of members of the local municipal council. The local committee is authorized to delegate certain of its powers to subcommittees on which senior members of the local authority may sit.

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

          Other Approvals

     The construction of our antennas may be subject to the approval of the Civil Aviation Administration which is authorized to ensure that the construction of our antennas does not interfere with air traffic, depending on the height and location of such antennas. The approval of the Israeli Defense Forces is required in order to coordinate site frequencies so that our transmissions do not interfere with the communications of the Israel Defense Forces.

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

     We have received type approval from the Ministry of Communications for all of the handsets and other terminal equipment we sell. The Ministry of the Environment also has authority to regulate the sale of handsets in Israel. However, in accordance with the current practice among mobile telephone operators in Israel, we have not obtained approvals or exemptions from the Ministry of the Environment for the handsets we provide because, to date, neither the Ministry of the Environment nor the Ministry of Health has issued standards for the permitted level of radiation emissions from handsets. Since June 15, 2002, we have been required to provide information to purchasers of handsets on the Specific Absorption Rate, or SAR, of the handsets as well as its compliance with certain standards pursuant to a regulation promulgated by the Ministry of Industry and Trade under the Consumer Protection Law.

4C. Organizational Structure

     We have one wholly-owned subsidiary, Partner Future Communications 2000 Ltd., an Israeli corporation.

4D. Property, Plants and Equipment

Headquarters

     We lease our headquarter facilities in Rosh Ha-ayin, Israel, as follows:

(1)	Main office at 8 Amal St.—a building of 10,532 square meters plus 6,345 square meters mainly for parking. The lease agreement is for a 20 year period commencing on June 1998. We have an option to shorten the lease period by five to fifteen years.

(2)	Main office at 6 Amal St.—a building of 9,172 square meters plus 14,877 square meters of parking and service areas. In 2003, we increased our lease to 18,151 square meters and 14,877 square meters for parking and service areas. The lease agreement is for a 16 year period commencing in November 2002. We have an option to shorten the lease period by five to ten years.

     We lease a call center at 5 Kornas St. in Haifa—a building of 2,525 square meters. The lease agreement is for a 5 year period commencing in November 2001. We have the option to extend the lease period for 6 years.

Network Sites

     We lease most of the sites where our mobile telecommunications network equipment is installed throughout Israel. At December 31, 2003, we had 2,138 antenna sites (including micro-sites). The lease agreements relating to our cell sites are generally for periods of two to three years. We have the option to extend the lease periods to ten years (including the original lease period).

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following operating and financial review and prospects are based upon and should be read in conjunction with our financial statements and selected financial data, which appear elsewhere in this report. You should also read the risk factors appearing in this annual report for a discussion of a number of factors that affect and could affect our financial condition and results of operations.

Overview

     We were formed in September 1997. We submitted our bid to the Ministry of Communications for our license on October 28, 1997. The Ministry of Communications awarded us our license on April 7, 1998, and we began full commercial operations to the general public in January 1999.

     In December 2001 we were awarded additional spectrum: second generation (“2G”) band (1800 MHz) and third generation (“3G”) UMTS band (1900 MHz and 2100 MHz). We intend to commercially launch our 3G network towards the end of 2004. See “Item 4A. Information on the Company—History and Development of the Company” for significant events since we commenced commercial operations and “Item 5B. Liquidity and Capital Resources” for information on the costs required to build and expand our network and services.

     The attached table is a summary of selected financial and operating data for each of the years ended December 31, 2003, 2002, 2001, 2000 and 1999:

	2003	2002	2001	2000	1999
Revenues (NIS million)	4,468	4,055	3,249	2,104	899
Operating Profit (loss) (NIS million)	855	533	103	(540)	(1,008)
Income (loss) Before Taxes (NIS million)	530	84	(303)	(769)	(1,298)
Net income (loss) (NIS million)	1,163	84	(303)	(769)	(1,298)
Capital expenditures, net (NIS million)	232	556	599	545	824
Cash flow provided by (used in) operating activities net of investment activities (NIS million)	655	(134)	(207)	(1,163)	(1,526)
Subscribers (thousands)	2,103	1,837	1,458	834	355
Annual Churn Rate (%)	13.6%	10.9%	5.8%	5.5%	6.8%
Average Monthly Usage per Subscriber (in minutes)	277	280	318	392	456
Average Monthly Revenue per Subscriber (NIS)	171	183	214	306	393
Average Subscriber Acquisition Costs (NIS)	362	470	458	819	1,464

Revenues

     Our principal source of revenues is from the sale of network services, primarily network airtime usage fees, and is denominated primarily in shekels. In 2003, as in each of 2002 and 2001, over 50% of network airtime usage fees were derived from outgoing calls, with the remainder generated from incoming calls, roaming and value-added services. We also derive revenues from sales of handsets, car kits, accessories and handset maintenance services to subscribers as well as other services. Network airtime usage fees are derived from subscribers originating calls on our network and payments received from other telecommunications network operators, both local and international, for delivering calls originating on their networks and terminating on our network. We recognize revenues from airtime usage and other services at the time we provide the service to the subscriber. We recognize revenues from handset sales, car kits and other equipment only upon delivery and the transfer of ownership to the subscriber.

Cost of Revenues

     Our principal components of cost of revenues are:

•	interconnect fees paid to the fixed-line and other telecommunication network operators in Israel and charges paid to foreign GSM network operators;

•	handset and car-kit costs;

•	depreciation of our network and amortization of our license;

•	salaries and related expenses, including compensation related to employee stock option plans.

•	leases;

•	network maintenance;

•	royalties paid to the Israeli Government under our license; and

•	costs of replacing or repairing damaged handsets.

Selling and Marketing Expenses

     Our principal components of selling and marketing expenses are:

•	advertising and promotion;

•	commissions to dealers; and

•	salaries and related expenses, including compensation related to employee stock option plans.

General and Administrative Expenses

     Our principal components of general and administrative expenses are:

•	salaries and related expenses, including compensation related to employee stock option plans;

•	professional fees and consultancy fees;

•	insurance;

•	depreciation and amortization; and

•	provision for bad debts.

Financial Expenses

     Our principal components of financial expenses are:

•	interest on bank loans and senior subordinated notes;

•	net hedging costs on foreign currency exposure;

•	exchange rate and linkage differences; and

•	factoring costs on long term receivables.

Taxes on Income

     Because we had experienced seven consecutive quarters of net income by the end of 2003, and based on our estimations of our future earnings and profitability, our assessment relating to the cellular market and trends, and our receipt of final tax assessments for the tax years through December 31, 2001, which validated the amount of our previously incurred carryforward tax loses, we recorded a tax benefit of NIS 633.0 million ($ 144.6 million) in 2003.

Key Business Indicators (Operating Data)

     Our primary key business indicators are described below. These indicators are widely used in the cellular telephone service industry to evaluate performance:

•	number of subscribers;

•	average monthly revenue per subscriber (ARPU);

•	average monthly minutes of usage per subscriber (MOU);

•	churn rate; and

•	subscriber acquisition costs (SAC).

Critical Accounting Policies and Estimates

     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. We also evaluate our estimates, on an ongoing basis. We base our estimates on historical experience and on various other assumptions and information that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     Please refer to Note 1 to our consolidated financial statements included in this annual report for a summary of all of our significant accounting policies.

     We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

     As described in Note 1j to our consolidated financial statements, we recognize service revenues as services are rendered, and revenues from sale of handsets and other equipment are recognized upon delivery. We recognize service revenues based upon minutes used, net of credits and adjustments for service discounts. Because our billing cycles use cut-off dates, which for the most part do not coincide with our reporting periods, we are required to make estimates for service revenues earned but not yet billed at the end of each reporting period. These estimates are based primarily upon historical data and trends.

     Actual billing cycle results and related revenue may vary, depending on subscriber usage and rate plan mix, from the results estimated at the end of each period.

Income Taxes

     We account for income taxes in accordance with FAS 109, “Accounting for Income Taxes”. Under FAS 109, an asset and liability approach is required. This approach results in the recognition of a deferred tax asset and liability for the expected future tax consequences of carryforward tax losses and temporary differences between the amounts presented in our financial statements and those taken into account for tax purposes, in accordance with the related tax laws.

     FAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of such assets will not be realized. In assessing a valuation allowance for a deferred tax asset, the company estimates future taxable income and provides a valuation allowance when it appears more likely than not that the tax asset will not be recovered.

     We evaluate our deferred tax asset with regard to potential realization. Our determination as to our ability to realize of our deferred tax asset considers all available evidence from sources within the company and external to the company, both positive and negative, regarding the likelihood of sufficient future income. The methodology we use involves estimates of future income, which assumes ongoing profitability. These estimates of future income are projected through the life of the related deferred tax asset, using assumptions which we believe are reasonable.

     As of December 31, 2002, we had carryforward tax losses of approximately NIS 2,000 million and net timing differences (an asset) of approximately NIS 300 million. We began to generate net profits and utilize carryforward tax losses (in insignificant amounts) only in 2002. At the end of 2002, we did not have sufficient confidence that the net income realized in 2002 constituted a trend that would continue in the future. In addition, we had not been assessed for income tax purposes since incorporation and therefore we were unable to assess, with any degree of certainty, the tax authority’s position concerning a number of significant topics, which, at that time, might have had a major affect on the amount of our accumulated losses for tax purposes. Due to the uncertainty at the end of 2002 as to validation of those carryforward tax losses, we provided a full valuation allowance to reduce our deferred tax asset.

     During December 2003, following negotiations with the Income Tax Authorities, we reached an agreement on final assessments through the year ended December 31, 2001. These final income tax assessments validated and determined the amount of our carryforward tax losses. In addition our current forecasts indicate that we can sustain significant levels of profitability in the coming 4 -5 years.

     In order to validate the reversal of most of the valuation allowance, we examined our forecasted earnings under various scenarios that might cause a deterioration in our anticipated results, such as: regulatory changes; more competition than expected that could result in, loss of customers, reduction of tariffs and an increase in SAC; failure to achieve revenue forecasts in respect of content and data services; and impairment of our 3G operations. After analyzing the various scenarios and including sensitivity analyses of these scenarios included in our multi-year forecasts, we concluded that it is more likely than not that the tax asset will be almost fully utilized within a maximum period of 4-5 years.

     We believe that our income before taxes for the year ended December 31, 2003 along with our forecasts based on the methodology described above, our updated estimates of future earnings and profitability, our assessments relating to the future cellular market growth and trends, and our receipt of final income tax assessments (as described above), that a valuation allowance is no longer necessary.

     Our carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.

     In the event that we will determined in the future that we will be unable to realize all or part of our net deferred tax assets, an adjustment (valuation allowance) to the deferred tax assets would be charged to earnings in the period that such determination is made.

Long-Lived Assets

     We have substantial investments in tangible and intangible long-lived assets, primarily our communications network, our license and spectrum. Changes in technology or changes in our intended use of these assets can cause the estimated period of use or the value of these assets to change. We amortize our communications network by the straight-line method mainly over 6.7 years (15% per year). We amortize our license by the straight-line method mainly over the utilization period of the license, which is based upon the license period. Long lived assets relating to 3G, both network equipment and spectrum, are not amortized since the utilization period has not yet commenced. During 2002, our license was extended by 14 years to 2022. Consequently, the amortized balance of our license is amortized as of 2002 over the period ending in 2022. We review our communications network, license and spectrum for impairment annually or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable through undiscounted future cash flows. If necessary, we write down the assets to their estimated fair values. No write-downs of our long-lived assets have been recorded since incorporation.

Allowance for Doubtful Accounts

     We maintain allowance for doubtful accounts for estimated losses resulting from the inability of our subscribers to make required payments. We base our allowance on the likelihood of recoverability of accounts receivable based on the aging of the balances, our historical write-off experience net of recoveries, changes in the credit worthiness of our customers, and collection trends. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of specific debts doubtful of collection, calculated as a specified percentage of the outstanding balance in each debt age group, with the percentage of the allowance increasing as the age of the debt increases. For example, a debt that is between 1 to 1.5 years overdue is reserved for at the rate of 94%. The debt becomes fully reserved once it is at least 1.5 years overdue. Actual customer collections could differ from our estimates. For example, if the financial condition or our customers were to deteriorate, additional allowances may be required. Our bad debt expenses as a percentage of revenues were 0.5%, 0.4% and 0.3% for the years ended December 31, 2001, 2002 and 2003, respectively.

Results of Operations for the Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

     Our total revenues in 2003 increased to NIS 4,467.7 million (US$ 1,020.3 million), up 10.2% from NIS 4,054.6 million in 2002. Our services revenues in 2003, driven primarily by subscriber growth of 14.5%, but offset in part by lower ARPU primarily from the decline in interconnect rates, increased to NIS 4,117.9 million (US$ 940.4 million), up 9.0% from NIS 3,776.6 million in 2002. Data and content revenues, which include SMS and value added services, continued to grow faster than voice revenues, and in 2003 were 7.3% of total service revenues, compared to 6.3% of service revenues in 2002. Most of the growth in data and content revenues as compared to 2002 was from SMS services. Our equipment revenue in 2003 increased to NIS 349.8 million (US$ 80.0 million), up 21.5% from NIS 288.0 million in 2002. Primarily higher levels of handset sales derived from increased retention and upgrade activities and higher sales prices drove this increase.

     Our cost of revenues increased marginally in 2003 to NIS 3,136.5 million (US$ 716.2 million) up 2.2% from NIS 3,069.5 million in 2002. Our cost of service revenues for 2003 was NIS 2,586.7 million (US$ 590.7 million), up 3.5% from NIS 2,499.5 million in 2002. In 2003, as compared to 2002, despite the decrease in the interconnect tariffs, we incurred higher interconnect charges due to the increased level of subscribers and usage. The increased interconnect charges were offset by cost efficiencies, primarily relating to handset and network maintenance and transmission costs. Our cost of equipment revenues in 2003 was NIS 549.7 million, down 3.5% from NIS 569.9 million in 2002. The decrease was the result of lower handset costs.

     Even with subscriber growth of 14.5%, selling and marketing expenses remained relatively stable in 2003 and were NIS 314.0 million (US$ 71.7 million), up 1.9% from NIS 308.1 million in 2002.

     General and administrative expenses for 2003 were NIS 162.4 million (US$ 37.1 million), compared to NIS 143.6 million in 2002, an increase of 13.1%. The increase in general and administrative expenses for 2003 resulted primarily from increased insurance costs, rental expenses and depreciation.

     Operating profit for 2003 increased to NIS 854.9 million (US$ 195.2 million) from NIS 533.4 million in 2002, an increase of 60.3%. Operating profit as a percentage of revenues increased to 19.1% in 2003 from 13.2% in 2002.

     Financial expenses in 2003 were NIS 321.7 million (US$ 73.5 million), down 27.7% from NIS 445.2 million in 2002. Financial expenses were lower in 2003 as compared to 2002, primarily due to our lower levels of average debt, declining interest rates and a stronger Shekel versus the US Dollar. Nevertheless, financial income from the 7.6% increase in the value of the Shekel versus the US Dollar in 2003 was almost completely offset by hedging transactions.

     In 2003, as a result of the factors described above, we recorded net income before taxes of NIS 529.6 million (US$ 120.9 million), as compared to net income before taxes in 2002 of NIS 84.2 million, an increase of 529.0%. Based on these results and our estimates of our future earnings and profitability, assessments relating to the cellular market and trends, and the receipt of final tax assessments for the tax years through December 31, 2001 which validated the amount of the carryforward tax losses, we recorded a tax benefit of NIS 633.0 million in Q4 2003 (US$ 144.6 million). As of December 31, 2003 we would require approximately NIS 1,760 million of future taxable income in order to fully realize our deferred tax asset.

     As of December 31, 2003, our net active subscribers increased to 2,103,000, an increase of 14.5% from our net active subscriber base of 1,837,000 as of December 31, 2002. Our subscriber base as of December 31, 2003 accounted for an approximate market share of 31%, up from 29% at the end of 2002. Our subscriber base comprises 1,117,000 post-paid private subscribers (53% of the base), 639,000 prepaid subscribers (30% of the base) and 347,000 business subscribers (17% of the base). At the end of 2002, our subscriber base consisted of 1,004,000 post-paid private subscribers (55% of the base), 541,000 prepaid subscribers (29% of the base) and 293,000 business subscribers (16% of the base). Our annual churn rate for 2003 was 13.6%, compared to 10.9% in 2002. The increase in churn was driven primarily by increased churn in prepaid subscribers, rotational churn (rotational churn occurs when an existing customer purchases a new handset and a SIM card, and then ceases to use either the new or the old SIM card) and increasing competition.

     Our MOU remained relatively stable and declined by only 1.0% in 2003 as compared to 2002. MOU in 2003 was 277, compared to 280 in 2002. The stability in MOU was driven primarily by stability in the percentage breakdown of our subscriber base between business, post-paid private and prepaid subscribers as compared to prior years. In prior years, prepaid subscribers, with substantially lower MOU, grew faster than business and post-paid private subscribers with higher MOU.

     Our ARPU declined by 7.0% in 2003 as compared to 2002. The decline was driven primarily by the 10% decrease, on January 1, 2003, of the interconnect rates as mandated by the Israel Ministry of Communications. ARPU for 2003 was NIS 171, compared to NIS 183 in 2002.

     In 2003, lower handset subsidies caused the average cost of acquiring a new subscriber, or SAC, to decline by 23% from 2002. 2003 SAC was NIS 362 (US$ 82.7), compared to NIS 470 for 2002.

Trends

     We expect the rate of revenue growth in 2004 to decrease primarily due to a lower rate of subscriber growth, resulting from higher levels of penetration in the market, compared to what we achieved in 2003. In addition, we anticipate slightly lower average MOU and ARPU. SAC levels should be lower in 2004 than they were in 2003. However SAC should rise towards the end of the year due to more expensive 3G handsets, requiring higher handset subsidies than before, which we expect to introduce towards year-end. Even though we expect to incur some incremental expenses in ramping up our 3G effort, we expect to maintain approximately the same levels of operating margins in 2004 as in 2003.

     If we succeed in investing in Matav, we expect that this will have a substantially dilutive impact on our earnings at least in the short term. For more information, see “Item 3D. Risk Factors – We expect that our investment in Matav will be substantially dilutive to our earnings, at least in the short term, and may result in additional leverage.”

Results of Operations for the Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

     Our total revenues in 2002 increased to NIS 4,055 million from NIS 3,249 million in 2001. Our services revenues in 2002, driven primarily by subscriber growth increased to NIS 3,766.6 million from NIS 2,972.1 million in 2001. Our equipment revenue in 2002 increased slightly to NIS 288.0 million from NIS 277.3 million in 2001.

     Our cost of revenues for 2002 was NIS 3,069 million, compared to NIS 2,719 million in 2001. Our cost of services revenue for 2002 was NIS 2,499.5 million compared to NIS 2,187.6 million in

2001. The increase in our cost of services revenues in 2002 over 2001 was driven primarily by interconnect and other network expenses related to higher subscriber numbers and usage, offset by a decrease of NIS 113 million in our license amortization expenses as a result of the extension of our license until 2022. Our cost of equipment revenue for 2002 was NIS 569.9 million compared to NIS 531.6 million in 2001. The increase in cost of equipment revenue was driven primarily by lower handsets costs.

     Our selling and marketing expenses in 2002 were NIS 308 million compared to NIS 293 million in 2001. The slight increase in selling and marketing expenses was due to increased marketing efforts in response to increased competition.

     General and administrative expenses in 2002 were NIS 144 million compared to NIS 134 million in 2001. The increase in these expenses was driven primarily by insurance costs and also resulted from the fact that in 2001, we received a refund in the amount of approximately NIS 24 million from Bezeq following the Ministry of Communications’ interim settlement regarding our dispute on bad debt collection.

     We had an operating profit for the year ended December 31, 2002 of NIS 533 million compared to NIS 103 million in 2001. Operating profit as a percentage of revenues increased to 13.2% in 2002 from 3.2% in 2001.

     We had net financial expenses in 2002 of NIS 445 million compared to NIS 401 million in 2001, an increase of NIS 44 million. The increase in net financial expenses is attributed mainly to an increase of NIS 222 million in our average total debt outstanding, higher interest rates set by the Central Bank of Israel and the effect of the shekel devaluation on our US $175 million senior subordinated notes.

     Our net income in 2002 was NIS 84 million compared to a net loss of NIS 303 million in 2001.

     We had 1,837,000 subscribers as of December 31, 2002 compared to 1,458,000 subscribers as of December 31, 2001, an increase of 26%. Our churn rate in 2002 was 10.9% as compared to 5.8% in 2001. The increase in the churn rate in 2002 was attributed predominately to increased churn among prepaid subscribers and churn from those subscribers who joined our network in 1999 with three year commitment periods, as well as increasing competition.

     Our MOU declined by 11.9% in 2002 as compared to 2001. The primary cause of this reduction was the increasing percentage of prepaid subscribers in our subscriber base, which have historically provided below-average MOU.

     Our subscriber acquisition costs per subscriber, for 2002 were NIS 470 compared to NIS 458 in 2001. This slight increase was attributed primarily to the increasing percentage of business subscribers amongst our new subscribers for whom we have traditionally incurred higher subscriber acquisition costs compared to other new subscribers, and higher prices of more sophisticated handsets resulting in higher handset subsidies.

     ARPU for the year ended December 31, 2002 was NIS 183, compared to NIS 214 in 2001. The primary cause of this reduction was the increasing percentage of prepaid subscribers in our subscriber base, which have historically provided below-average ARPU.

Impact of Inflation and Exchange Rate Fluctuations

     Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, through December 31, 2003, a substantial amount of our operating expenses were linked to non-shekel currencies. These expenses related mainly to the acquisition of handsets where the price paid by us is based on various foreign currencies. In addition, most of our capital expenditures are incurred in, or linked to, non-shekel currencies, and our notes are denominated in US dollars and require US dollar interest payments. Thus, any devaluation of the shekel against the non-shekel currencies will increase the shekel cost of our non-shekel denominated or linked expenses. Such an increase may have an adverse impact on our results, which may be material. We hedge some of our foreign currency commitments, but we do not currently hedge the principal payable on our notes due 2010. In 2003 financial income from the 7.6% increase in the value of the shekel versus the US Dollar in 2003 was almost completely offset by hedging transactions.

     Although we have the ability to borrow under our bank credit facility in US dollars and Euro, our borrowings are in shekels, and part of our shekel bank borrowings are linked to the Israeli CPI. We may not be permitted to raise our tariffs pursuant to our license in a manner that would fully compensate for any increase in the Israeli CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue.

Liquidity and Capital Resources

Liquidity

     The mobile telephone business is highly capital intensive, requiring significant capital to acquire a license, construct mobile telecommunications networks and in the start up phases fund operating losses. The capital requirements of our network are determined by the coverage desired, the expected call traffic and the desired quality and variety of services. Network construction costs are mainly related to the number of cells in the service area, the number of radio channels in the cell and the switching equipment required.

     In July 2000, we entered into an Amending and Rescheduling Agreement, which amended our credit facility, increasing the amount available to $750 million, subject to the meeting of defined milestones. In August 2000, we completed an offering of $175 million aggregate principal amount of unsecured senior subordinated notes due 2010. The net proceeds from that offering (approximately $170.5 million after deducting commissions and offering expenses) were used mainly to repay a portion of the outstanding indebtedness under our credit facility.

     On December 31, 2002, we entered into an Amending Agreement to the Facility Agreement, which amended our credit facility, decreasing the amount available to $710 million. Our credit facility is divided into three tranches: a $410 million multicurrency term loan facility (facility A), a $150 million revolving multicurrency loan facility (facility B), and a $150 million shekel term loan facility (facility C). All facilities are provided by Israeli banks and Citibank N.A., with Bank Leumi Le-Israel B.M. as facility agent and Bank Hapoalim as a coordinating agent.

     Facilities A and B of our credit facility may be drawn in shekels, US dollars or Euro, provided that not less than 60% of the outstanding advances under facilities A and B, at any time, must be in shekels and that not more than 40% of the outstanding advances under facilities A and B may be drawn in US dollars or euros. Facility C may be drawn only in shekels. It is our intention to draw amounts under the credit facility primarily in shekels. Under the amended credit facility, facility A was available for drawing through March 31, 2003, and $383 million had been drawn as of December 31, 2003; facility B is available for drawing until June 30, 2008, and $18 million had been drawn as of December 31, 2003; and facility C is available for drawing until December 31, 2004, and none had been drawn as of December 31, 2003. At December 31, 2003, the balances available for drawing were approximately $132 million under facility B, and $150 million under facility C, and at January 31, 2004 the balances available for drawing were approximately $150 million under facility B, and $150 million under facility C.

     Repayment under facility A will begin on June 30, 2004 and will continue until June 30, 2008, repayment under facility B will be on June 30, 2008, and repayment under facility C will begin on March 31, 2005 and will continue until June 30, 2009. See also Note 5e to our consolidated financial statements.

     Another source of our liquidity results from our factoring on a non-recourse basis most of our long-term trade receivables resulting from sales of handsets. We record the transfer of accounts receivable as a sales transaction under the provisions of Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. During the years ended December 31, 2002 and 2003, we factored approximately NIS 210 million and NIS 296 million ($68 million), respectively, from long-term trade receivables. The resulting costs amounted to approximately NIS 10 million and NIS 17 million ($ 4 million) for the years ended December 31, 2002 and 2003, respectively, and are charged to “Financial expenses-net”, as incurred.

     Currently, our main sources of liquidity are:

•	our operating cashflows;

•	our credit facility; and

•	factoring long-term trade receivables.

     We generated positive cashflow from operations amounting to NIS 1,031.5 million ($235.6 million) in 2003, compared to NIS 682.2 million in 2002. The difference was primarily due to increased operating profits in 2003 as compared to 2002. Cashflow used in investing activities was NIS 376.8 million ($86.0 million) in 2003, compared to NIS 816.0 million in 2002. The decrease was mainly due to reductions in payments for fixed assets and spectrum in the amount of NIS 335.7 million (US$ 76.7 million) and the proceeds from withdrawal of the NIS 98.9 million (US$ 22.6 million) security deposit for the interest on our US Dollar denominated notes.

     Cash used in financing activities was NIS 652.3 million ($149.0 million) in 2003, compared to NIS 129.9 million cash provided in 2002. The change was primarily due to repayments of borrowings under our long-term loans.

     We expect cash flows from operations net of cash flows from investing activities in 2004 to be stronger and expect to use the net cash flows to reduce our bank debt. We are also contemplating, subject to market conditions, calling our 13% US dollar denominated notes due in 2010 at their first call date, in August 2005, in order to refinance them with lower cost debt, if possible.

     We have entered into a memorandum of agreement with Matav and its shareholders, to invest $137 million in Matav for approximately 40% share of Matav’s equity, subject to certain conditions. We will finance this investment with additional debt or by issuing equity.

     As a result of obtaining GSM 1800 and UMTS third generation spectrum bands in the December 2001 spectrum auction in Israel, we have payment obligations with respect to each of those spectrum bands. We paid NIS 180 million (approximately $41 million) for the GSM 1800 spectrum. We are also committed to pay NIS 220 million (approximately $50 million) for the UMTS third generation spectrum, in six installments. The first three installments, totaling NIS 130 million (approximately $30 million), were paid in February and June 2002, and June 2003 and the remaining three installments are payable no later than June 1, 2004, 2005 and 2006 in amounts equal to NIS 35 million, NIS 33 million and NIS 22 million, respectively. The remaining three installments will be paid plus interest at the rate set by the Accountant General of the Israeli Ministry of Finance.

     From January 1, 2001 to December 31, 2003, we made cumulative net capital expenditures of approximately NIS 789 million, of which NIS 232 million ($53 million) was incurred in 2003. We expect that capital expenditures for our network will continue to represent the largest portion of our total capital expenditures over the next few years. We expect to incur approximately NIS 650 million ($ 150 million) of capital expenditures in 2004, primarily in order to increase the capacity of our GSM network through the installation of GSM 1800 antennas. We expect that capital expenditures in connection with building out the 3G network will cost $250 million over the next three years. The UMTS third generation network build-out is expected to begin towards the middle of 2004.

     We believe that funds from our operations, together with funds available under the credit facility, will provide us with enough liquidity and resources to fund our expected capital expenditure needs, including our plans to increase the capacity of our existing network and capital expenditures associated with our UMTS third generation network build-out, as well as our obligations under our financing agreements, our license payments and our other material commitments. However, the actual amount and timing of our future requirements may differ materially from our estimates.

Research and Development, Patents and Licenses

     We are primarily a user rather than a developer of technology. Accordingly, we did not engage in any significant research and development activities during the past three years.

Off-Balance Sheet Arrangements

     There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Aggregate Contractual Obligations

     Set forth below are our contractual obligations and other commercial commitments as of December 31, 2003:

	Payments Due by Period (NIS in thousands)

Contractual Obligations	Total	2004	2005-2006	2007-2008	2009 and after

Long-Term Debt	2,573,393	119,853	832,775	854,440	766,325
Capital Lease Obligations	—	—	—	—	—
Operating Leases	354,415	140,028	119,035	49,909	45,443
Unconditional Purchase Obligations:
UMTS third generation spectrum	107,000	42,000	65,000	—	—
Handsets	162,000	162,000	—	—	—
Fixed Assets	160,000	121,000	39,000	—	—
Other Long-Term Obligations	—	—	—	—	—
Total Contractual Cash Obligations	3,356,808	584,881	1,055,810	904,349	811,768

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. Directors and Senior Management

Directors

Name of Director	Age	Position
Fok Kin-ning, Canning	52	Chairman of the Board of Directors
Khoo Chek Ngee	61	Director
Tal Raz(1)(4)	42	Director
Chan Ting Yu(1)(4)	53	Director
Chow Woo Mo Fong, Susan	50	Director
Dori Dankner(1)	43	Director
Shmuel Dankner	73	Director
Robert Donald Fullerton(2)(3)	72	Director
Uzia Galil	78	Director
Lui Pok Man, Dennis(1)(4)	53	Director
Erez Gissin(1)	45	Director
Mordechai Keret	46	Director
Pesach Shachar(1)	70	Director
Frank John Sixt	52	Director
Dr. Colin Tucker	55	Director
Prof. Ben-Zion Zilberfarb(1)(2)(3)	54	Director
Moshe Vidman (1)(2)(3)(4)	60	Director

(1)	Member of the Executive Committee of the Board of Directors

(2)	Independent Director

(3)	Member of the Audit Committee

(4)	Member of the Compensation Committee

     Fok Kin-ning, Canning has been a director of Partner since May 1998 and the Chairman of its Board of Directors since that time. Mr. Fok has been an Executive Director of Hutchison Whampoa Limited since 1984 and its Group Managing Director since 1993. He also serves as the Chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications (Australia) Limited, Hutchison Global Communications Holdings Limited and Hutchison Telecommunications Limited (the holding company of the telecommunications interests of Hutchison Whampoa Limited). In addition, Mr. Fok is the Co-Chairman of Husky Energy Inc., the Deputy Chairman of Cheung Kong Infrastructure Holdings Limited

and Hongkong Electric Holdings Limited. He is also a Director of Cheung Kong (Holdings) Limited. Mr. Fok holds a Bachelor of Arts degree from St. John’s University in Minnesota, United States and a diploma in financial administration from the University of New England in Australia. He is a member of the Australian Institute of Chartered Accountants. Mr. Fok was nominated as a director, and as the Chairman of the Board of Directors, by Advent pursuant to the relationship agreement described in “Item 7B. Major shareholders and Related Party Transactions—Related Party Transactions—Relationship Agreement.”

     Khoo Chek Ngee has been a director of Partner since October 1997. He is a consultant of Hutchison Whampoa Limited and has been a director of Hutchison Telecommunications Limited since 1993. From 1993 to 2003, he was the Group Managing Director of Hutchison Telecommunications Limited. From 1966 to 1993, he was with Singapore Telecommunications Pte. Ltd., rising to the position of Vice President of Mobile Communications in 1991. Mr Khoo holds a Bachelor of Science degree in Engineering from the London University Imperial College of Science and Technology, and he participated in the Advanced Telecommunications Management Program at the Center of Telecommunication Management, University of Southern California. Mr. Khoo was nominated as a director by Advent, pursuant to the relationship agreement described in “Item 7B. Major shareholders and Related Party Transactions—Related Party Transactions—Relationship Agreement.”

     Tal Raz has been a director of Partner since November 2001 and is a member of the Executive Committee and the Compensation Committee. Mr. Raz is serving as Vice President Finance and Chief Financial Officer of Elron Electronic Industries Ltd. since May 2002. Prior to joining Elron, Mr. Raz was the acting President and Chief Executive Officer of Elbit Ltd. from October 2001. Mr. Raz was appointed Vice President of Elbit in June 1998, and served as Chief Financial Officer of Elbit since he joined Elbit in April 1997, having previously served in the same capacity at Agentsoft Ltd., Jerusalem, and Paul Winston Corporation, New York. Prior thereto he was a senior auditor at Deloitte & Touche’s New York office. He also serves as Chairman of CellAct and as a board member of Elron Telesoft, A.M.T. – Advanced Metal Technologies Ltd., RDC – Rafael Development Corporation Ltd. and KIT-e-Learning BV. Mr. Raz is a certified public accountant, and holds Bachelor of Arts and Master of Arts degrees in accounting and business administration from Baruch College, New York. Mr. Raz was nominated as a director, and as a member of the Executive Committee, by Elbit.COM, pursuant to the relationship agreement described in “Item 7B. Major shareholders and Related Party Transactions—Related Party Transactions—Relationship Agreement.”

     Chan Ting Yu was a director of Partner from October 1997 to March 2000 and became a director again in May 2001. He is a member of the Executive Committee and the Compensation Committee. Mr. Chan is a director of Hutchison Telecommunications (Australia) Limited and Deputy Group Managing Director of Hutchison Telecommunications International Limited. Since joining the Hutchison Whampoa group, he has been closely involved in the management and development of Hutchison’s telecommunications business internationally. Mr. Chan holds a degree in Law and Arts (Maths), as well as a Postgraduate Certificate in Laws. Mr. Chan was nominated as a director, and as a member of the Executive Committee, by Advent, pursuant to the relationship agreement described in “Item 7B. Major shareholders and Related Party Transactions—Related Party Transactions—Relationship Agreement.”

     Chow Woo Mo Fong, Susan has been a director of Partner since August 1998. Mrs. Chow has been an Executive Director of Hutchison Whampoa Limited since 1993 and its Deputy Group Managing Director since 1998. She is a solicitor and holds a Bachelor’s degree in Business Administration. Mrs. Chow is also an Executive Director of Cheung Kong Infrastructure Holdings Limited, Hutchison Harbour Ring Limited and Hutchison Global Communications Holdings Limited and a Director of Hongkong Electric Holdings Limited, TOM Group Limited and Hutchison Telecommunications Limited. Mrs. Chow was nominated as a director by Advent, pursuant to the relationship agreement described in “Item 7B. Major shareholders and Related Party Transactions—Related Party Transactions—Relationship Agreement.”

     Dori Dankner has been a director of Partner since October 1997 and is a member of the Executive Committee. He is the chairman of Elran (D.D.) Investments, a company whose shares are traded on the Tel Aviv Stock Exchange, and the Chief Executive Officer of D.S.D. Investments Ltd. Mr. Dankner is also a director of Cable Systems Media Haifa-Hadera Ltd., Matav, Matav Assets Ltd., Matav Investments Ltd., Dankner Investments Ltd., Carmel Assets Ltd., Israel Salt Industries Ltd., Shachaf Dan Investments Ltd., Elran-Gmul Power Station Ltd., Elran (D.D.) Holdings Ltd., Elran (D.D.) Infrastructure Ltd., Elran (D.D.) Managements & Holdings Ltd. and Elran (D.D.) Technologies Ltd. He holds a Bachelor of Science degree in Industrial Engineering from Tel Aviv University and a Master of Business Administration degree in Finance and International Business from New York University. Dori Dankner is the son of Shmuel Dankner. Mr. Dankner was nominated as a director, and as a member of the Executive Committee, by Matav, pursuant to the relationship agreement described in “Item 7B. Major shareholders and Related Party Transactions—Related Party Transactions—Relationship Agreement.”

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

     Robert Donald Fullerton has been a director of Partner since February 2003. He became director of Canadian Imperial Bank of Commerce (CIBC) (formerly The Canadian Bank Of Commerce) in 1974. He joined the Bank in 1953 and served in a variety of positions in the branch system and the International Division, including New York. He served in the following senior executive positions prior to becoming Chairman, President and Chief Executive Officer in 1985, Regional General Manager International, Regional General Manager Saskatchewan, Chief General Manager and President. During this period, he chaired many of the board committees including the Executive Committee and the Audit Committee. Mr. Fullerton retired as an Executive Officer in 1992 but remained on the board and continued to chair the Executive Committee until 1999. He also retired as a director of CIBC in February 2004. Mr. Fullerton Chairs the Audit Committee of George Weston Limited and is a member of the Audit Committees of CIBC, Husky Energy Inc. and Asia Satellite Telecommunications Holdings Ltd. During his career he has served on the board of directors of a large number of both Canadian and international companies including I.B.M. Canada, Honeywell Inc., Amoco Petroleum Canada, Orange plc, Ontario Hydro, Westcoast Energy, as well as many cultural and educational entities. He received a Bachelor’s degree in Arts from the University of Toronto in 1953.

     Uzia Galil has been a director of Partner since August 1999. Mr. Galil currently serves as President and Chief Executive Officer of Uzia Initiatives and Management Ltd., a company specializing in the promotion and nurturing of new businesses associated with mobile communication, electronic commerce and medical information media, which he founded in November 1999. From 1962 until November 1999, Mr. Galil served as President and Chief Executive Officer of Elron Electronics Industries Ltd., an Israeli high technology holding company, which he founded and of which he also served as Chairman of the Board. From January 1981 until leaving Elron, Mr. Galil also served as Chairman of the Board of Directors of Elbit Ltd., an electronic communication affiliate of Elron, and as a member of the Boards of Directors of Elbit Systems Ltd., a defense electronics affiliate of Elron, and all other private companies held in the Elron portfolio. Mr. Galil currently serves as a member of the Boards of Directors of Orbotech Ltd., NetManage Inc., and as Chairman of Zoran Corporation. From 1980 to 1990, Mr. Galil served as Chairman of the International Board of Governors of the Technion. Mr. Galil holds a M.S. in Electrical Engineering from Purdue University and a B.S. from the Technion. Mr. Galil has also been awarded an honorary doctorate in technical sciences by the Technion in recognition of his contribution to the development of science-based industries in Israel, an honorary doctorate in philosophy by the Weizman Institute of Science, an honorary doctorate in engineering by Polytechnic University, New York, and an honorary doctorate from the Ben-Gurion University of the Negev in Israel and the Solomon Bublick prize laureate from the Hebrew University of Jerusalem. In 1997 he was awarded the prestigious Israel Prize for his contribution to the development of the Israeli hi-tech industry. Mr. Galil was nominated as a director by Elbit.COM, pursuant to the relationship agreement described in “Item 7B. Major shareholders and Related Party Transactions—Related Party Transactions—Relationship Agreement.”

     Lui Pok Man, Dennis has been a director of Partner since April 2004 and is the Chairman of the Executive Committee and the Chairman of the Compensation Committee. He first joined the Hutchison Whampoa Limited group in 1986 and was the managing director in charge of the mobile telecommunications, fixed-line, multi-media, internet business, and paging business in Hong Kong, China, Taiwan and Macau from January 1989 until 2000. Mr. Lui rejoined the Hutchison Whampoa Limited group in May 2001 as group managing director of Hutchison Telecommunications International Limited (“HTI”) overseeing all the operations and new business development of the HTI group. He is also a director of Hutchison Telecommunications (Australia) Limited. He holds a Bachelor of Science Degree from the University of Oregon. Mr. Lui was nominated as a director, and as a member of the Executive Committee, by Advent, pursuant to the relationship agreement described in “Item 7B. Major shareholders and Related Party Transactions—Related Party Transactions—Relationship Agreement.”

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

     Mordechai Keret has been a director of Partner since April 2004. He has also been an Executive Vice President at Arison Holdings (1998) Ltd., an Israeli investment company, since 1993. Mr. Keret currently serves as a director at a number of companies in which Arison Holdings or its affiliates are a shareholder, including Housing and Construction Holdings Ltd., Eurocom Communication Ltd., Eurocom Cellular Communications Ltd., Internet Gold — Golden Lines Ltd., D.B.S Satellite Services (1988) Ltd., Gaon Holdings Ltd., Ham-Let Ltd. and other companies in the Arison Group and Priortech Ltd. Mr. Keret is an Israeli CPA and holds a B.A. degree in accounting and economics from the Tel-Aviv University.

Mr. Keret was nominated as a director by Eurocom, pursuant to the relationship agreement described in “Item 7B. Major shareholders and Related Party Transactions—Related Party Transactions—Relationship Agreement.”

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

     Frank John Sixt has been a director of Partner since May 1998. Mr. Sixt has been an Executive Director of Hutchison Whampoa Limited since 1991 and its Group Finance Director since 1998. He is the Chairman of TOM Group Limited and TOM Online Inc.. He is also an Executive Director of Cheung Kong Infrastructure Holdings Limited, Hongkong Electric Holdings Limited and Hutchison Global Communications Holdings Limited and a Director of Cheung Kong (Holdings) Limited, Hutchison Telecommunications (Australia) Limited, Husky Energy Inc., and Hutchison Telecommunications Limited. He holds a Bachelor of Arts degree and a Master of Arts degree from McGill University and a Bachelor’s degree in Civil Law from the University of Montreal, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada. Mr. Sixt was nominated as a director by Advent, pursuant to the relationship agreement described in “Item 7B. Major shareholders and Related Party Transactions—Related Party Transactions—Relationship Agreement.”

     Dr. Colin Tucker has been a director of Partner since July 2003. He is Deputy Chairman of Hutchison 3G. Dr. Tucker was previously a Managing Director of Hutchison 3G UK Limited and the Chief Operating Officer – International Operations for Orange plc. He also served as the Technical Director of Orange plc. Dr. Tucker served as the Director and General Manager of Telepoint systems at GPT Limited, and as Director of Engineering for Plessey Telecommunication Products Ltd. He was also an Industrial Professor at Loughborough University. Dr. Tucker was nominated as a director by Advent, pursuant to the relationship agreement described in “Item 7B. Major shareholders and Related Party Transactions—Related Party Transactions—Relationship Agreement.”

     Prof. Ben-Zion Zilberfarb has been a director of Partner since February 2000. Professor Zilberfarb is currently a professor of economics and chairman of the A. Meir Center for Banking at Bar-Ilan University. He is a member of the board of directors of Fundtech Ltd. and of Clal Finance-Providential and Study Funds, where he serves also as the chairman of the Investment Committee. He was the chairman of the board of directors of Euro-Trade Bank during 2000-2001 and of Karnit Insurance Company during 1998-2002. He also served as the Director General of the Israeli Ministry of Finance from 1998 to 1999. For many years, he served as a member of several governmental committees. He also served as the Chairman of the Investment Committee, of Bank Leumi Provident Funds and consultant to several financial institutions and several governmental and regulatory authorities including the Israel Securities Authority and the Bank of Israel. He received a Ph.D. in Economics from the University of Pennsylvania and a Bachelor’s degree and Master of Arts degree, both in Economics, from Bar-Ilan University.

     Moshe Vidman serves as a member of the Board of Directors and a member of Executive Committee of the Jerusalem Foundation and of Beit Lessin (public theatre). He also serves as a member of the Board of Governors and the Chairman of the Endowment Fund Committee and Chairman of the assets Company of the Hebrew University. Since 2000 Mr. Vidman is the Revlon Representative in Israel and serves as a director of the following companies: Israel Corporation Ltd., ICL – Israel Chemical Ltd., Dead Sea Works Ltd., Jafora-Tabori ltd., Rosebud Medical Ltd. And Ex-Libris Ltd. Previously he held various positions at the Ministry of Education and Culture. From 1978 until 1983 Mr. Vidman served as the Deputy Accountant General in the Ministry of Finance. From 1983 until 1990 he served as the President and Chief Financial Officer of Aryt Optronics Ltd., a hi-tech company which developed optics and laser applications for military and medical use. From 1990 until 1999 Mr. Vidman was the Managing Director of Revlon Israel and until March 1999 he served as a director of Koor Industries and Chairman of its Investment Committee. He also served as Chairman of the Executive Committee of Africa-Israel Ltd. and as the Chairman of the Board of Directors of Afrika-Israel Hotels.

Senior Management

Name of Officer	Age	Position
Amikam Cohen Iris Beck Chaim Beker** Adi Biran Dan Eldar Alan Gelman	55 37 59 60 50 48	Chief Executive Officer
Vice President, Marketing
Vice President, Operations
Vice President, Regulation and New Business Development
Vice President, Carrier, International and Investor Relations
Chief Financial Officer

Name of Officer	Age	Position
Amnon Gideon Yacov Kedmi Roly Klinger Haim Romano* Edith Shih Menahem Tirosh	51 52 44 49 51 52	Vice President, Human Resources and Operations
Vice President
General Counsel and Joint Company Secretary
Vice President, Customers
Joint Company Secretary
Vice President, Network Engineering and Operation

*	Mr. Romano was nominated, in January 2004, to the post of Deputy CEO, responsible for sales, customer service, operations and coordination of cross organizational projects and activities.

**	Mr. Beker was nominated in January 2004 as Vice President Operations.

     Adi Biran joined Partner in October 1997 and in April 1998 became Vice President, Regulation and New Business Development. Mr. Biran came to Partner from Elbit Ltd., where, since 1992, he headed their effort to enter the telecommunications market and in that capacity, guided their participation and managed the bid preparation process that resulted in Partner’s mobile radio telephone license. Prior to joining Elbit, he was Managing Director of Efrat Future Technology Ltd., a subsidiary of Comverse Technology Inc. Mr. Biran continued till October 2003 to be an employee of Elbit in connection with matters unrelated to Partner on which he worked prior to joining Partner. He completed his 20-year career in the Israel Air Force as a colonel and as chief of research and development. Mr. Biran holds a Bachelor’s degree in Aeronautical Engineering with distinction from the Israel Institute of Technology (Technion), Haifa, Israel.

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

     Chaim Beker was appointed as Vice President Operations in January 2004. Since 1998, Mr. Beker has served in a number of positions at Partner, such as: Administration and Purchasing Manager and Deputy Vice President Operations. From 1974 to 1984 Mr. Beker served as Vice President Administration of ARKIA. From 1984 he served as the CEO of several companies such as: Europcar, HaMashbir Agencies and Clal Israel. Mr. Beker holds a Bachelor’s degree in Economics from the Hebrew University.

     Dan Eldar serves as Vice President, Carrier, International and Investor Relations for Partner. He is also responsible for strategic planning. Dr. Eldar joined Partner in April 1998. Since 1989, Dr. Eldar has served as the managing director of an Israeli consulting firm specializing in strategic planning, negotiation and project management. Dr. Eldar has managed many large-scale projects in the telecommunications and semiconductor industries, as well as in other areas. He holds Ph.D and M.A. degrees from Harvard University and M.A. and B.A. degrees from the Hebrew University, Jerusalem.

     Edith Shih has been the Joint Company Secretary of Partner since July 1998. Ms. Shih has been a senior manager of Hutchison Whampoa Limited since 1991, its Head Group General Counsel since 1993 and its Company Secretary since 1998. She is currently an executive director and the Company Secretary of Hutchison Harbour Ring Limited, an executive director of Hutchison International Limited and director of various Hutchison group companies. She is also the Company Secretary of Hutchison Telecommunications Limited and the Joint Company Secretary of Hutchison Telecommunications (Australia) Limited. She holds a Bachelor of Science and a Master of Arts degree from the University of the Philippines, a Master of Arts and a Master of Education degree from Columbia University, New York. She is qualified to practice law in Hong Kong, England and Wales and Victoria, Australia.

     Haim Romano joined Partner in June 1998 as Vice President, Human Resources and Administration, in December 2000 was appointed Vice President, Customer Services and in January 2003 was appointed Vice President, Customers’ Division and in January 2004 was appointed Deputy CEO, Customers’ and Operation Divisions. In that capacity he is responsible for personnel policy and management, physical facilities, and site acquisition. From 1996 to 1998, Mr. Romano headed the Human Resources Division in the Israel General Security Service. Immediately prior, he had served in the Israel Defense Forces for 24 years, the last two as head of their Civil Personnel Department. Mr. Romano holds Masters degrees from Haifa University and Tel Aviv University.

     Iris Beck was appointed Vice President, Marketing in December, 2002. Prior to joining the Company, she served as General Manager of Lever Israel (local subsidiary of Unilever). Ms. Beck worked at Lever Israel since 1996 and held senior positions such as Marketing Director and Technical Director before her appointment as General Manager. Ms. Beck worked as Brand Manager at Strauss Ice Cream from 1993 to 1996, and as Project Controller at Kulick & Soffa from 1991 to 1993. Ms. Beck holds a Bachelor’s degree in Economic Science (with distinction) from Haifa University, and Master of Arts Degree in Marketing (with distinction) from Bar-Ilan University.

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

     Yacov Kedmi joined Partner in May 1998 and served as Vice President, Marketing and in October 2001 was appointed as Vice President, Content and Multimedia. He served in this capacity until September 2003. From 1992 to 1994, he had been Deputy Managing Director and Marketing Director of the Ma’ariv daily newspaper, and before that, Managing Director of Mei Eden, a bottled water producer. He also served for eleven years as Marketing Director of Tabori Corporation, a producer of soft drinks, disposable diapers, and paper products. In the four years immediately prior to joining us, Mr. Kedmi was the principal in MPV Communications, providing marketing consulting services to numerous Israeli companies, and was a partner in the launch of two businesses, one with a direct marketing catalogue in which customers bid for the products, and another producing premium gifts and promotional products. He studied management at Bar Ilan University, Israel.

     Except as disclosed above, none of the above directors or members of senior management has any family relationship with any other director or senior manager of the Company. Senior managers, except for the Chief Financial Officer, as disclosed above, are selected by the CEO with the approval of the Board for an indefinite term of office and may be removed by the Board at any time.

6B. Compensation

     The aggregate compensation paid, and benefits in kind granted to or accrued on behalf of all our directors and senior managers for their services in all capacities during the year ended December 31, 2003 was approximately NIS 21 million ($4.8 million). In 2003 options were granted to our senior management under the 2000 Employee Stock Option Plan to purchase up to 195,000 of our ordinary shares at an exercise price of NIS 20.45 per share. These options will expire in December 2011, subject to earlier expiration upon the termination of employment under certain circumstances. For more information, see “Item 6E. Directors, Senior Management and Employees—Share Ownership—2000 Employee Stock Option Plan”. Included in the above, the total amount set aside or accrued to provide pension, retirement or similar benefits on behalf of all our directors and senior managers during the year ended December 31, 2003 was approximately NIS 1.1 million ($0.2 million).

6C. Board Practices

Terms of Directors

     Directors are elected at the annual shareholders meeting to serve for three years, in the case of independent directors, or until the next annual meeting of the shareholders, in the case of other directors; or until their respective successors are elected and qualified, whichever occurs first. An extraordinary meeting of the Company may elect any person as a director to fill an office which became vacant, or to serve as an external director or an independent director, or if the number of the members of the Board of Directors is less than the minimum set in the Articles of Association. Any director elected in such manner (excluding an external director) shall serve in office until the coming annual meeting. The Articles of Association also provide that the Board, with the approval of 75% of the directors, may appoint an additional director to fill a vacancy. The Company’s Articles of Association provide that the Board may delegate all of its powers to committees of the Board as it deems appropriate, subject to the provisions of the Companies Law. No director has a service contract with the company or its wholly-owned subsidiary providing for benefits upon termination of employment. Officers of Partner serve at the discretion of the Board or until their successors are appointed.

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

Independent Directors

     The Companies Law requires that Partner have at least two external directors on its Board of Directors. In the interests of good corporate governance, our Board of Directors decided that our Audit Committee should consist of three members, each qualified as an independent director, pursuant to applicable US and other requirements, including, inter alia, the requirements of Nasdaq. These independent directors are also qualified as external directors, according to the Companies Law. The election of an external director under the Companies Law must be approved by a general meeting of shareholders provided that either: (a) the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of such arrangement or (b) the total number of shares voted against such arrangement does not exceed one percent of the aggregate voting rights in the company.

     Mr. Ben-Zion Zilberfarb, Mr. Robert Donald Fullerton and Mr. Moshe Vidman are currently the directors who satisfy the requirements both for independent directors under the Nasdaq National Market and for external directors under the Companies Law.

Executive Committee

     Our Executive Committee was nominated by the Board of Directors on July 15, 1998. Our Executive Committee consists of three nominees of Advent and one nominee of each of Elbit.COM, Matav Investments and Eurocom, the other principal shareholders of Partner. Two of our independent directors currently serve on our Executive Committee.

     Subject to the provisions of the Companies Law, the Executive Committee is authorized to make all major decisions relating to the business affairs of Partner. The Executive Committee is authorized by the Board of Directors to approve contracts, commitments and other transactions up to a value determined by the Board of Directors from time to time.

Audit Committee

     The Companies Law requires public companies, including Partner, to appoint an audit committee. The responsibilities of our audit committee include reviewing our financial statements, identifying irregularities in the management of the company’s business and approving related party transactions as required by law. According to the Companies Law, an audit committee must consist of at least three board members, and include all the company’s external directors. The chairman of the board, any director employed by the company or granting services to the company on a permanent basis, any controlling shareholder or any relative of a controlling shareholder may not be a member of the audit committee. Our audit committee consists of three board members, all of which meet both Nasdaq’s definition of independent directors, and the Companies Law’s definition of external directors. None of them is an affiliated person of Partner or has received any consulting, advisory or other compensatory fee from Partner, other than in their capacity as directors of Partner.

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

Internal Auditor

     The Companies Law requires the board of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy certain independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business procedures. Our internal auditor is Mr. Yehuda Motro, formerly the internal auditor of the Tel Aviv Stock Exchange.

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

Approval of Related Party Transactions

     Generally, under the Companies Law the compensation of an Office Holder who is a director, or the compensation of an Office Holder who holds a controlling interest in the company, requires the approval of the audit committee, the Board of Directors and the general meeting of the shareholders of the company. The Companies Law also requires that an arrangement between the company and its Office Holder and also a transaction between the company and another person in which an Office Holder has a personal interest, requires the approval of the Board of Directors. If such transactions are extraordinary transactions, in addition to the Board approval and any approval required by the Articles of Association, the transaction also must be approved by the company’s audit committee, and, in certain circumstances, the shareholders of the company at a general meeting. Under the Companies Law, an extraordinary transaction between a public company and a person having control of the company or an extraordinary transaction between a public company and another person, in which a controlling member has a personal interest, must be approved by the audit committee, the Board of Directors and a meeting of the shareholders, provided that either: (a) the majority of shares voted in favor of the arrangement at the meeting, including at least one third of the shares voted by shareholders who do not have a personal interest in the matter and who are present at the meeting are voted in favor of such arrangement (abstentions shall not be included in the total of the votes) or (b) the total number of shares of the shareholders referred to in clause (a) voting against such arrangement does not exceed one percent of the aggregate voting rights of the company.

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

     Our Articles of Association also provide that Partner may indemnify an officer or director of Partner for liability or expense he incurs as a result of an action taken by him in his capacity as an officer or director of Partner as follows:

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

6D. Employees

     At December 31, 2003, we had 2,768 employees on a full-time or full time equivalent basis, compared with 2,688 at December 31, 2002 and 2,523 at December 31, 2001. The number of employees for 2003, 2002 and 2001, divided by their activity, was as follows:

	December 31
	2003	2002	2001
Customer service*	1,564	1,421	1,382
Engineering	410	325	333
Sales and sales support	206	281	282
Information technology	118	160	129
Marketing and Content	135	75	52
Finance	72	72	70
Human resources and Security and Fraud Management	68	68	43
Remaining operations	195	286	232

TOTAL	2,768	2,688	2,523

*	including face-to-face customer service employees who were transferred to customer service in 2001.

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

     We generally contribute funds on behalf of our employees to a fund known as “Managers’ Insurance”. This fund provides a combination of provident fund, insurance and severance pay benefits to the employees, giving the employees a lump sum payment upon retirement and securing most of the severance pay, if legally entitled, upon termination of employment. The employer’s deposits are the property of the company until termination of employment. Most employees are entitled to participate in the plan upon the start of employment or after an initial period. Each of the participating employees contributes an amount equal to 5% of his salary and we contribute between 5% and 15.8% of such employee’s salary.

     We also offer to most of our employees the opportunity to participate in a “Continuing Education Fund,” which functions also as a savings plan. Each of the participating employees contributes an amount equal to 2.5% of his salary and we contribute between 5% or 7.5% of such employee’s salary.

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

6E. Share Ownership

     As of December 31, 2003, our directors and senior managers beneficially owned an aggregate of 1,049,830 or 0.57%, of our outstanding ordinary shares. No individual director or senior manager beneficially owns 1% or more of our outstanding ordinary shares.

     As of December 31, 2003, our senior managers, in the aggregate, held options to purchase up to 1,115,709 of our ordinary shares. No individual senior manager holds options to purchase 1% or more of our outstanding ordinary shares. Of these options, 465,001 have an exercise price of $0.343 and will expire after the eighth anniversary date of the commencement of the vesting schedule with respect to the options, subject to earlier expiration upon the termination of the option-holder’s employment under certain circumstances. The remaining 650,708 of these options have an exercise price of between NIS 20.45 and NIS 22.23.

     Until November 2003, we granted options to our senior managers and other employees pursuant to our 1998 and 2000 Employee Stock Option Plans described below. In November 2003 we amended our stock option plans to conform with recent changes in the Israeli Income Tax Ordinance (New Version), 1961. As a result, any grants of options after November 2003 are subject to the terms of our 2000 Employee Stock Option Plan as so amended, referred to as the 2003 Amended Plan.

1998 Employee Stock Option Plan

     Our board of directors adopted the 1998 Employee Stock Option Plan, or the 1998 Plan, to promote the interests of Partner and its shareholders by providing our senior management and other employees with appropriate incentives and rewards to encourage them to enter into and continue in the employ of Partner and to acquire a proprietary interest in our long-term success.

     The 1998 Plan currently authorizes the issuance of options to purchase up to 5,104,167 ordinary shares. As of December 31, 2003, options to purchase 1,376,748 ordinary shares were outstanding, with exercise prices ranging from $0.343 per share to fair market value at the date of grant. The fair market value was determined on the basis of the average closing sale price of our ordinary shares during the 30 trading days prior to the date of grant.

     As of December 31, 2003, options to purchase 3,538,436 ordinary shares had been exercised under the 1998 Plan.

     The options granted under the 1998 Plan since April 2002 were granted subject to the same terms and conditions as those of the 2000 Plan described below, including exercise price, vesting schedule and expiration period. Options to purchase 188,983 ordinary shares remained ungranted under the 1998 Plan as of December 31, 2003.

     Under the 1998 Plan, upon the occurrence of any merger, consolidation, reorganization, recapitalization or similar event, or other substantially similar corporate transaction or event, we are required to make such equitable changes or adjustments necessary to the number of shares subject to each outstanding option in order to prevent dilution or enlargement of the option holders’ rights.

     The 1998 Plan is administered by an Employee Stock Option Committee of the Board of Directors. Subject to the restrictions of the Companies Law, the Employee Stock Option Committee is authorized, among other things, to exercise all the powers and authorities, either specifically granted to it under the 1998 Plan or necessary or advisable in the administration of the Plan.

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

     The 2000 Plan authorizes the issuance of options to purchase up to 4,472,222 ordinary shares. In November 2003, 419,930 options under this plan were transferred to the 2003 Amended Plan. As of December 31, 2003, options to purchase 3,769,222 ordinary shares were outstanding with exercise prices ranging from NIS 17.25 – NIS 27.35, which represent the fair market value as of the date of grant, measured on the basis of the average closing sale price of our ordinary shares during the 30 trading days prior to the date of grant.

     As of December 31, 2003, options to purchase 268,250 ordinary shares had been exercised under the 2000 Plan. Options to purchase 14,820 ordinary shares remained ungranted under the 2000 Plan as of December 31, 2003.

     Upon the occurrence of any merger, consolidation, reorganization or similar event, or other substantially similar corporate transaction or event, we are required to make such equitable changes or adjustments necessary to the number of shares subject to each outstanding option in order to prevent dilution or enlargement of the option holders’ rights.

     The 2000 Plan is administered by an Employee Stock Option Committee of the Board of Directors. Subject to the restrictions of the Companies Law, the Employee Stock Option Committee is authorized, among other things, to exercise all the powers and authorities, either specifically granted to it under the 2000 Plan or necessary or advisable for the administration of the 2000 Plan.

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

2003 Amended Plan

     In November 2003 we amended our stock option plans to conform with recent changes in the Israeli Income Tax Ordinance (New Version), 1961. The principal consequence of the amendment was our election to adopt the capital gains track under the new section 102 of the Income Tax Ordinance for all new options granted under the 2003 Amended Plan. This provides capital gains treatment for taxable income of employees from exercise of options and sale of ordinary shares, subject to certain conditions. The terms of the 2003 Amended Plan remain substantially the same as in the 2000 Plan.

     In connection with the adoption of the 2003 Amended Plan, we received an exemption from the requirement set out in Nasdaq’s Marketplace Rule 4350(i)(1)(A) that listed companies receive shareholder approval when certain stock option or purchase plans are to be established or materially amended, or certain other equity compensation arrangement made or materially amended. This requirement is inconsistent with applicable Israeli legal requirements, which require approval from a company’s board of directors upon the establishment or amendment of such a plan.

     In November 2003, we offered to employees who had previously been granted options under our stock option plans the right to exchange their unvested options for options with identical terms under the 2003 Amended Plan. Employees holding options to purchase 962,104 ordinary shares accepted this offer. On November 2003, 419,930 options under the 2000 Plan were transferred to options under the 2003 Amended Plan, out of which options to purchase 195,000 ordinary shares were granted at an exercise price of NIS 20.45 per share, which was less than the market value.

     As of December 31, 2003, options to purchase 224,930 shares may be granted under the 2003 Amended Plan.

     In December 2002, we entered into an agreement with the Israeli tax authorities reducing the individual tax rate applicable to the taxable income of employees from the receipt and exercise of their options. In exchange, we agreed to defer the deduction of the expense corresponding to such taxable income for a period of four years from the date on which we commence paying income taxes. The agreement applies to employees who received options under the 1998 Plan who have joined the agreement and relates to (1) options that are exercised by December 31, 2002 and (2) options that vest by December 31, 2003 and are exercised by March 31, 2004. In each case, the trustee must have held the options for a period of 24 months from the date on which they were granted. See Note 9(d) to our consolidated financial statements.

     In December 2003, we entered into an agreement with the Israeli tax authorities under which the terms of the above-mentioned agreement in December 2002 apply also to employees who received options under the 2000 Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

     The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of December 31, 2003 with respect to each person who we believe to be the beneficial owner of 5% or more of our ordinary shares. Except where otherwise indicated, we believe, based on information furnished to us by the principal shareholders, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares. None of our major shareholders has any different voting rights than any other shareholder.

		Percent of
	Number of Ordinary	Outstanding
	Shares Beneficially	Ordinary Shares
Name and Address	Owned	Owned
Hutchison Whampoa Limited(1) 22/F Hutchison House 10 Harcourt Road Central Hong Kong	78,940,104	43.21%
Elbit Ltd.(2) 3 Azrieli Center Tel Aviv 67023 Israel	15,856,551	8.68%
Eurocom Communications Ltd.(3) 2 Dov Friedman Street Ramat Gan 52141 Israel	11,626,616	6.36%
Matav-Cable Systems Media Ltd.(4) 42 Pinkas Street Netanya 42134 Israel	9,668,370	5.29%

(1)	Hutchison Whampoa Limited, a company listed on the Hong Kong Stock Exchange and traded on the London Stock Exchange, owns Partner shares through two indirect subsidiaries, Advent Investments Pte Ltd (“Advent”) and Hutchison Telecommunications (Amsterdam) B.V. (“HTA”) which own 34.28% and 8.93%, respectively, of the ordinary shares of Partner. Advent, incorporated in Singapore, is an indirect wholly-owned subsidiary of Hutchison Whampoa Limited, owned through a chain of wholly-owned subsidiaries as follows: Advent is owned by Amber International Holdings Inc., which is owned by Hutchison Telecommunications Limited, which is owned by Hutchison International Limited, which is owned by Hutchison Whampoa Limited. HTA, incorporated in the Netherlands, is also an indirect wholly-

owned subsidiary of Hutchison Whampoa Limited owned through a chain of wholly-owned subsidiaries (unless specified otherwise) as follows: HTA is owned by Hutchison Europe Telecommunications S.a.r.l., (formerly known as Hutchison 3G Europe Investments S.á.r.l.) which is owned by Hutchison Whampoa Europe Investments S.á.r.l., which is 98.98%, 0.51% and 0.51% owned by Auditorium Investments 1 S.á.r.l., Auditorium Investments 2 S.á.r.l. and Auditorium Investments 3 S.á.r.l. respectively, all of which are owned by New Millennium Corp., which is owned by Ommaney Limited, which is owned by Hutchison Whampoa International (00/03) Limited, which is owned by Hutchison Telecommunications Limited, which is owned by Hutchison International Limited, which is owned by Hutchison Whampoa Limited. By virtue of interests in relation to Hutchison Whampoa Limited, and, pursuant to the provisions of the Divisions 2 and 3 of Part XV of the Hong Kong Securities and Futures Ordinance (“SFO”), Cheung Kong (Holdings) Limited, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust and Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust and Li Ka-Shing being the settlor and may being regarded as a founder of The Li Ka-Shing Unity Discretionary Trust and another discretionary trust for the purpose of the SFO are each taken as interested in the Partner shares held by Hutchison Whampoa Limited.

(2)	Elbit Limited owns Partner shares. Elbit Limited is wholly-owned by Elron Electronic Industries Ltd. (“Elron”). The principal shareholders of Elron are Discount Investment Corporation Ltd. (“DIC”), mutual and/or provident funds managed by Bank Leumi (“Bank Leumi Group”), mutual and/or provident funds managed by Bank Hapoalim (“Bank Hapoalim Group”) and the Insurance Group headed by Clal Insurance Enterprises Holdings Limited (“Clal”). As of December 31, 2003, DIC held approximately 38.48% of the voting power of Elron. Bank Leumi Group, Bank Hapoalim Group and the Clal Insurance Group, held approximately 8.79%, 5.06% and 3.11%, respectively, of the voting power of Elron.

IDB Holding Corporation Ltd. (“IDBH”) is the parent of IDB Development Corporation Ltd. (“IDBD”), which in turn, is the parent of DIC and Clal. IDBH, IDBD, DIC and Clal are public companies traded on the Tel Aviv Stock Exhange.

Since May 19, 2003, approximately 51.7% of the outstanding share capital of IDBH is owned by a group comprised of: (i) Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Dankner-Bergman, which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd. (“Manor”), a private Israeli company controlled by Ruth Manor, which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd., (“Livnat”), a private Israeli company controlled by Avraham Livnat, which holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, Shelly Dankner-Bergman holds approximately 4.75% of the equity of and voting power in IDBH.

Nochi Dankner is Chairman of IDBH, IDBD and DIC, and a director of Clal. Shelly Dankner-Bergman and Zvi Livnat (the son of Avraham Livnat) are directors of each of IDBH, IDBD and DIC. Isaac Manor (the husband of Ruth Manor) is a director of each of IDBH, IDBD, DIC and Clal, and Dori Manor (the son of Isaac and Ruth Manor) is a director of each of IDBH, IDBD, DIC and Elron.

(3)	Eurocom Communications Ltd. owns 6.36% of the ordinary shares of Partner, including one ordinary share of Partner held by Tapuz Cellular Systems Ltd., a wholly-owned subsidiary of Eurocom Communications Ltd. Eurocom Communications Ltd. is owned by Eurocom Holdings (1979) Ltd. (50.33%), Shaul Elovitch (0.66%) and Arison Investments Ltd. (49%). Eurocom Holdings (1979) Ltd. is owned by Shaul Elovitch (80% of the ordinary shares and 75% of the management shares) and Joseph Elovitch (20% of the ordinary shares and 25% of the management shares). Arison Investments Ltd. is a wholly-owned subsidiary of Arison Holdings (1998) Ltd. Arison Holding (1998) Ltd. is owned by the late Ted Arison Trust for Shari Arison (33.74%), the late Ted Arison Trust for Mickey Arison (25.3%), the late Ted Arison Trust for Lin Arison (25.3%), Shlomo Nehama (14.88%), and by Arison Investments Ltd. (0.77%).

(4)	Matav-Cable Systems Media Ltd. (“Matav”), a company quoted on Nasdaq and listed in the Tel Aviv Stock Exchange, owns Partner’s shares through its wholly-owned subsidiary, Matav Investments Ltd. Matav is owned by Dankner Investments Ltd. (20.02% equity and voting), Delek Investments Properties Ltd. (17.98% equity and voting), Ma’ariv-Modiin Publishing House Ltd. (5.06% equity and voting) and by its directors (as a group, 11.88% equity and voting), Bank Hapoalim Group (6.14% equity and voting) and by Bank Leumi Group (8.12% equity and voting). The remaining 28.79% of the shares in Matav are held by the public. Dankner Investments is a publicly held company, whose securities are traded on the Tel Aviv Stock Exchange, controlled by members of the Dankner and Gineo families (who collectively hold approximately 88.25% of Dankner Investments’ issued share capital). Members of the Dankner and Gineo families are parties to the shareholders agreement in Dankner Investments, concerning the voting of their respective shares in coordination with the parties to the agreements. Each member of the Dankner and Gineo families who is a party to the Dankner Investments shareholders’ agreement could be deemed to be beneficial owners of all of the shares of Matav owned by Dankner Investments, but they disclaim beneficial ownership of such shares. On October 18, 1993, Dankner Investments Ltd., Mr. Hanania Gibstein, Hapoalim Electronic Communications Ltd., Ma’ariv Electronic Communications, Shamrock Holdings of California Inc., Mr. Eli Cheifetz, Mr. Shimon Cheifetz and Dr. Zvi Dinstein entered into a shareholders agreement (“Matav Shareholders Agreement”). In this agreement certain of Matav’s shareholders have agreed to vote their respective shares in a manner that would enable each of such shareholders to appoint a number of directors to Matav’s board of directors in proportion to each of such shareholder’s holdings in Matav as compared with the original holdings of all parties to this agreement as of the date of Matav’s initial public offering. This agreement further grants each shareholder a right of first refusal to acquire the shares of a shareholder who offers his shares to a third party or a shareholder who offers more than 15% of his cumulative shareholdings (as of the date of Matav’s initial public offering) in a transaction through the Tel Aviv Stock Exchange. This agreement remains in force as to a party so long as such party holds at least 25% of the number of shares in Matav held by such shareholder as of the date of Matav’s initial public offering. This agreement binds these shareholders as well as any of their assignees and transferees. On July, 1998, Dankner Investments reached an agreement with Mr. Hanania Gibstein, Mr. Shimon Cheifetz and Mr. Eli Cheifetz all shareholders of Matav, according to which Mr. Gibstein and Messrs. Cheifetz agreed not to sell their shares in Matav without the consent of Dankner Investments. Dankner Investments agreed not to sell its shares in Matav without allowing Mr. Gibstein and Messrs. Cheifetz to take part in the sale and Mr. Gibstein and Messrs. Cheifetz agreed to join the sale of all or most of Dankner Investment’s shares of Matav. This agreement is subject to the Matav Shareholders’ Agreement. In July 2002, the parties to the Matav Shareholders Agreement entered into an agreement amending the Matav Shareholders Agreement (the “Amendment”). Under the Amendment, Ma’ariv ceased to be a party to the Matav Shareholders Agreement and has no right or obligation in connection with the Matav Shareholders Agreement or the Amendment. In addition, pursuant to the Amendment, if Messrs. Cheifetz shall not have a right to nominate a director to the Board of Directors of Matav, on account of the number of original shares held by him, the parties shall act to nominate a director to the Board of Directors of Matav designated by Messrs. Cheifetz, provided that the number of original shares held by Messrs. Cheifetz shall be at least 60% of the number of original shares required in order to have a right to nominate one director of Matav. Dankner Investments shall not be obligated to act according to the above, if as a result the number of directors of Matav nominated by Dankner Investments shall not constitute the majority of directors of Matav (the director designated by Messrs. Cheifetz shall not be considered a director nominated by Dankner Investments). In February 2004 Matav’s parent company, Dankner Investments Ltd. completed its transaction with Delek Investments Properties Ltd., pursuant to which Delek Investments purchased from Dankner Investments 17.99% of Matav’s outstanding ordinary shares. At the time of the transaction’s completion, Dankner Investments waived its rights according to Matav Shareholders Agreement. On February 2004 Dankner Investments sent Mr. Hanania Gibstein, Mr. Shimon Cheifetz and Mr. Eli Cheifetz a twelve months prior notice of termination of the agreement that was entered between them on July 1998. Therefore this agreement will cease to have an effect on February 15, 2005.

     Before our October 1999 initial public offering, the ownership of our outstanding ordinary shares by our founding shareholders, on a percentage basis, was as follows: Matbit Telecommunication Systems Ltd. owned 33.066%; Matav Investments Ltd. owned 3.76%; Advent Investments Pte Ltd. owned 46.674%; and Tapuz Cellular Systems Limited Partnership owned 16.5%. In January 2002, Tapuz Cellular Systems Limited Partnership was dissolved and its holdings in Partner were transferred to its partners, Eurocom Communications Ltd., Polar Communications Ltd. and Tapuz Cellular Systems Ltd., a wholly-owned subsidiary of Eurocom, pro rata to their previous interests in the partnership. On April 24, 2002 Matav Investments Ltd. sold to Hutchison Telecommunications (Amsterdam) BV, an indirect wholly-owned subsidiary of Hutchison Whampoa Limited, 5,044,667 ordinary shares of Partner and Matbit Telecommunication Systems Ltd. sold to Hutchison Telecommunications (Amsterdam) BV 8,734,001 ordinary shares of Partner, which aggregate number of 13,778,668 ordinary shares comprise approximately 7.7% of Partner’s issued share capital. On December 2, 2002, the holdings of Matbit Telecommunication Systems Ltd. in Partner were transferred to its shareholders, Elbit.COM Ltd. and Matav Investments Ltd., pro rata to their previous interest in Matbit Telecommunication Systems Ltd. During 2002, two of our shareholders, MFS Investments Management and T. Rowe Price Associates, Inc., who had previously held 7.22% and 5.70% of our ordinary shares, reduced their holdings to less than 5% each.

     On December 31, 2003, 10,761,403 ADSs (equivalent to 10,761,403 ordinary shares or approximately 5.9% of the total outstanding ordinary shares) were outstanding and held of record by 24 registered holders in the United States. Additionally, at December 31, 2003, there were approximately 9 holders of record of our ordinary shares. Of these holders, none had a registered address in the United States, although certain accounts of record with registered addresses other than in the United States may hold our ordinary shares, in whole or in part, beneficially for United States persons. We are aware that many ADSs and ordinary shares are held of record by brokers and other nominees and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs and ordinary shares, or the number of ADSs and ordinary shares beneficially held by such persons.

     As far as we know, we are not directly or indirectly owned or controlled by another corporation or by any government, and there are no arrangements that might result in a change in our control.

7B. Related Party Transactions

Relationship Agreement

     Our founding shareholders and Elbit.COM Limited entered into a Relationship Agreement in relation to their direct and indirect holdings of our shares and the rights associated with such holdings. When one of our founding shareholders, Tapuz, was dissolved in January 2002 and its holdings in Partner were distributed to its limited partners, who are Eurocom Communications Ltd., Polar Communications Ltd. and Tapuz Cellular Systems Ltd., these partners became parties to, and assumed Tapuz’s rights and obligations under, the Relationship Agreement. The Relationship Agreement was amended on April 23, 2002, concurrently with the sale of shares in Partner indirectly owned by Matav-Cable Systems Media Ltd. to Hutchison Telecommunications (Amsterdam) BV.

Foreign Mobile Radio Telephone Operator

     The parties to the Relationship Agreement have agreed that a parent of Advent will continue to be a controlling corporation of a foreign mobile radio telephone operator as required by our license, for so long as this is required by our license. See also “Item 4B. Information on the Company—Business

Overview—Regulation—Our License.” On September 14, 2003, the Ministry of Communications notified us that this undertaking need no longer remain in force.

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

     The Relationship Agreement contains detailed provisions whereby the number of directors that each of the “nominating parties,” who are Advent, Hutchinson Telecommunications (Amsterdam) BV, Matav Investments Ltd., Elbit.COM Limited, Eurocom Communications Ltd. and Polar Communications Ltd., may nominate, may be reduced if a nominating party disposes of some or all of its shares, depending on the remaining percentage of shares held by the nominating party. In addition the nominating parties may transfer some or all of their rights to nominate directors to a “strategic investor,” that is, a person, including a nominating party, who already has, or will have as a result of a simultaneous transfer of our shares, at least 4.99% of our shares acquired from one of the nominating parties in a single transaction.

     Two of our founding shareholders, Matav Investments Ltd. and Eurocom Communications Ltd., are not currently required by the Relationship Agreement to vote for the board nominations of the nominating parties under the Relationship Agreement. Matav Investments Ltd. and Eurocom Communications Ltd. will be required to vote for these nominations if and when an undertaking to do so will not, under Bank of Israel rules, limit our ability to borrow from any bank participating in our credit facility. In addition, if Matav Investments Ltd. or Eurocom Communications Ltd. sells Partner shares together with the right to nominate a director, the acquirer will be required under the Relationship Agreement to undertake to vote for the board nominations provided this undertaking would not subject Partner to the borrowing limitations described above. See also “Term and Termination.”

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

     The agreement also provides that if a party or certain affiliates of a party become involved in a tender for, or for an interest in, a mobile cellular telecommunications license in Israel other than the licenses held by Cellcom or Pelephone, the rights of any directors nominated by such party to attend and vote at Board meetings may be suspended and, if necessary, they may be removed from our Board. These provisions do not restrict the activities of Polar Investment Limited or Polar Communications Limited so long as these entities do not have nominees on our Board. The existing interests of the IDB Group in Cellcom, as these may change in the future with Ministry of Communications’ approval, are also exempted.

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

Executive Committee

     In view of the size of our Board, day-to-day management is delegated to an Executive Committee of the Directors comprised of three representatives of Advent and one representative of each of Matav Investments Limited, Elbit.COM Limited and Eurocom, plus two independent directors. A shareholder is not entitled to a greater number of representatives on the Executive Committee than it has on the Board. The current chairman of the Executive Committee is Lui Pok Man, Dennis.

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

•	Hutchison Telecommunications Limited guarantees the obligations of Advent Investments Pte Limited and Hutchison Telecommunications (Amsterdam) BV;

•	Matav-Cable Systems Media Limited guarantees the obligations of Matav Investment Limited;

•	Elbit Limited guarantees the obligations of Elbit.COM Limited;

•	Eurocom Communications Limited guarantees the obligations of Tapuz Cellular Systems Limited; and

•	Eurocom Holding (1997) Limited guarantees the obligations of Eurocom Communications Limited.

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

     We also purchase a portion of our Nokia handsets from Eurocom. In the year ended December 31, 2002, purchases from Eurocom constituted approximately 24% of all of our handset purchases.

     We believe that our distribution arrangement and handset purchases from Eurocom are on commercial, arms-length terms.

     In addition, we have agreements with Eurocom Cellular Communication Ltd., a subsidiary of Eurocom Communications Ltd., according to which Eurocom will provide us with various content and interactive games and the right to use certain intellectual property.

     We have an agreement with Cellact Ltd., a subsidiary of Elbit Ltd., according to which Cellact is directly connected to our SMS server so that Cellact may send large amounts of SMS’s to our subscribers and vice-versa.

     We have a strong relationship with Hutchison Whampoa Limited, one of our principal shareholders, and are working with them in connection with the development of products and services for UMTS third generation mobile communications. Hutchison is a global leader in UMTS third generation technology and, in particular the deployment and development of third generation cellular networks and products and services worldwide.

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

     As of December 31, 2003, we had given notice of our participation in six joint contracts. We expect that our share in these contracts in financial terms (including our share of joint expenses and liabilities) is not material.

     We believe that the CSA gives us an advantage unavailable to our competitors. The CSA gives us an opportunity to maximize economies of scale and operational efficiencies for development and procurement activities associated with our 3G business. See Note 14(c) to our consolidated financial statements.

     For more information, see “Item 3D. Risk Factors—Risks and uncertainties in connection with UMTS third generation technology mean that we may not make an economic return on investment in acquiring UMTS third generation spectrum, establishing a UMTS third generation network, or developing UMTS third generation services”.

     On September 1, 2003, we entered into a supply agreement with Elron Telesoft Ltd., a wholly-owned subsidiary of Elron Electronics Industries Ltd. for the purchase of Agilents’ Signaling Monitoring System, as well as for the purchase of support and maintenance services. The purpose of the system is to monitor our network in order to improve network performance levels and maintenance response times.

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

Foreign Mobile Radio Telephone Operator Undertaking

     Our license requires a foreign mobile radio telephone operator to undertake to make available to us, if we request it, all know-how in its possession required to establish and operate a mobile radio telephone system for the provision of mobile radio telephone communications services, their marketing and sale. By virtue of Advent’s parent corporation being the controlling corporation of Hutchison Telephone Company Limited, this operator provided this undertaking. On September 14, 2003, the Ministry of Communications notified us that this undertaking need no longer remain in force.

Registration Rights

     We have entered into a registration rights agreement with our principal shareholders in which we granted our principal shareholders the right to require us to register ordinary shares held by them under the US Securities Act. We have agreed that, upon request from any of our principal shareholders, we will file a registration statement under the US Securities Act to register ordinary shares held by them, subject to a maximum of one request in any 6-month period. There is no limit to the number of registrations that can be requested under the agreement. The minimum amount of shares that must be included in any registration requested under this agreement is 2.65% of our outstanding shares. We have also granted each of the principal shareholders the right to include their ordinary shares in any registration statement covering offerings of ordinary shares by us. The registration rights agreement will terminate with respect to each holder upon the earlier of October 26, 2009 and such time as the holder can sell its ordinary shares into the United States public market pursuant to an exemption from the registration requirements of the Securities Act without regard to holding period, volume or manner-of-sale limitations.

7C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8A. Consolidated Financial Statements and Other Financial Information

     Audited financial statements for the three fiscal years ended December 31, 2003 are included under “Item 18. Financial Statements.”

Legal and Arbitration Proceedings

     In addition to the legal proceedings discussed below, we are party to a number of legal and administrative proceedings arising in the ordinary course of our business. We do not expect the outcome of such matters in the aggregate to have a material adverse effect upon our business and financial condition, results of operations and cash flows.

     We have experienced difficulties in obtaining building permits from local authorities for the erection of antennas, particularly before the signing of the agreement in principle with the Union of Local Authorities in Israel. As a result, we, like other mobile telephone operators in Israel, have erected antenna sites without the issuance of a building permit from the relevant local or regional authority. Currently, approximately 35% of our antenna sites are operating without local building permits. In addition, approximately 2% of the sites (base transceiver stations and microbase transceiver stations) are operating without permits from the Ministry of the Environment, although all third party environmental testing necessary for those permits has been successfully completed. We believe that a portion of the sites operating without permits from local authorities do not require building permits under the Planning and Building Law. The erection of an antenna site without a required local building permit is a violation of the Planning and Building Law and, in some cases, has resulted in a demolition order being imposed on us and in the filing of criminal charges and civil proceedings by Israeli municipalities against us and our officers and directors.

     As of December 31, 2003, 252 criminal proceedings have been brought against us concerning the erection of antenna sites without building permits. 131 of those proceedings have also been brought against our officers and directors. 24 of those proceedings have been brought against us regarding failure to comply with demolition orders, of which five have been brought against our officers and directors and 24 have been settled. We are currently negotiating with the relevant local authority to reach a settlement regarding the relocation of affected sites or obtaining building permits for those sites. 216 of the criminal proceedings brought against us have been settled, with Partner, but not our directors or officers, admitting guilt and paying a fine, ranging from NIS 1,000 to NIS 80,000 per offense. The total amount of fines paid as of December 31, 2003, is approximately NIS 2 million, with NIS 0.3 million of that paid during 2001, NIS 0.3 million of that paid during 2002 and NIS 0.2 million of that paid during 2003. These settlements also resulted in the imposition of demolition orders for the relevant sites, the execution of which have been stayed for a period of time to allow us to obtain the necessary permits or to relocate the relevant antenna site. 127 of the criminal proceedings involving our officers and directors have been settled with no admission of guilt by any of the officers and directors. In addition, currently 69 administrative demolition order proceedings have been brought against us. Of these, 67 have been settled with the imposition of demolition orders, the execution of which has been stayed for a period of several months to allow us to obtain the necessary permits or to relocate the relevant antenna.

     There can be no assurance that we will continue to be successful in settling legal proceedings brought against us and our officers and directors or that we will not be faced with demolition orders and criminal charges, including against our officers and directors. See “Item 3D. Key Information—Risk Factors—We have had difficulties obtaining some of the permits for which we have applied and have not yet applied for other permits that are required for the erection of our antenna sites. These difficulties could continue and therefore affect our ability to erect or maintain antenna sites. This could have an adverse effect on the extent, quality and capacity of our network coverage which could prevent us from achieving or maintaining the network coverage including the planned UMTS coverage and quality requirements contained in our license and adversely affect our business.”

     On October 28, 1999, an Israeli consumer organization lodged a claim against us, alleging a variety of consumer complaints and requested that this claim be recognized as a class action. On March 20, 2002, the Haifa District Court decided to strike the claim, because the consumer organization lost, on December 31, 2001, the special status required under Israeli law for consumer organizations to file class action claims.

     Another claim, involving a substantial amount, which was filed by a private consumer who had previously asked to join the above class action, has been brought again before the court. The court had previously frozen the proceedings of the private consumer’s claim, until a decision was made in the case filed by the consumer organization.

     On May 25, 2003, the private consumer filed a request to amend his motion to file a class action claim and the proposed claim itself, and also a draft of the proposed amended motion and claim. The motion to amend was granted, and on January 21, 2004, we submitted our response to the certification motion.

     While the amount of the claim is substantial, the ultimate liability cannot be determined because of the considerable uncertainties that exist. At this stage, unless and until the claim is certified as class action, we and our legal counsel are unable to evaluate the probability of success of such claim and therefore no provision has been made. In addition, we and our legal counsel are of the opinion that in light of the facts known at this early stage, the chances that a material amount would be ordered in favor of the plaintiffs are low. See Note 8(b)1 to our consolidated financial statements.

     On July 8, 2001 a claim was filed against us for alleged violation of a supplier’s exclusivity agreement. For filing purposes, the claim was set at NIS 18 million; however, this amount can be increased by the claimant. At this stage, since preliminary proceedings between the parties are yet to take place, and the claim concerns a contract interpretation issue, we and our legal counsel are unable to evaluate the probability of success of this litigation, and therefore no provision has been made. See Note 8b(2) to our consolidated financial statements.

     On April 8, 2002, a claim was filed against us, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against us is estimated at approximately NIS 545 million plus additional significant amounts related to other alleged damages. Only a preliminary hearing has taken place, and another preliminary hearing is set for March 28, 2004.

     At this stage, and until the claim is certified as a class action, we and our legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

     In addition, we and our legal counsel are of the opinion that even if the request to approve this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the above-mentioned amount. See Note 8b(3) to our consolidated financial statements.

     On April 13, 2003, a claim was filed against us and other cellular telecommunication companies, together with a request to approve this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million. We filed our response on October 1, 2003.

     At this stage, no hearings have taken place and unless and until the claim is certified as a class action, the Company and its legal council are unable to evaluate the probability of success of

Such claim, and therefore no provision has been made. See Note 8b(4) to our consolidated financial statements.

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

	Nasdaq		London Stock Exchange		Tel Aviv Stock Exchange**
	($ per ADS)		($ per ADS)		(NIS per ordinary share)
Year Ended December 31,	High	Low	High	Low	High	Low
1999*
Fourth Quarter (from October 27)	25.88	14.88	25.00	14.93	—	—
2000	23.13	4.13	22.50	4.13	—	—
First Quarter	23.13	14.25	22.50	14.83	—	—
Second Quarter	14.81	6.26	15.13	7.03	—	—
Third Quarter	10.00	7.50	10.05	7.43	—	—
Fourth Quarter	7.63	4.13	7.75	4.13	—	—
2001	7.13	3.50	7.10	3.53	37.85	17.73
First Quarter	7.13	4.25	7.10	4.25	—	—
Second Quarter	4.78	3.50	4.63	3.53	—	—
Third Quarter	6.80	3.89	6.95	4.15	37.85	17.73
Fourth Quarter	6.85	4.50	6.95	4.43	30.79	18.90
2002	7.55	3.55	7.38	3.78	33.92	17.26
First Quarter	7.55	4.70	7.38	4.70	33.92	21.29
Second Quarter	5.00	4.00	4.93	4.05	24.04	19.19
Third Quarter	4.77	3.86	4.68	3.88	22.53	18.51
Fourth Quarter	4.50	3.55	4.53	3.78	21.67	17.26

	Nasdaq		London Stock Exchange		Tel Aviv Stock Exchange**
	($ per ADS)		($ per ADS)		(NIS per ordinary share)
Year Ended December 31,	High	Low	High	Low	High	Low
2003
First Quarter	3.70	2.56	3.58	2.68	17.03	12.45
Second Quarter	4.91	3.45	4.90	3.55	21.91	16.21
Third Quarter	6.11	4.90	5.95	4.85	27.25	20.96
Fourth Quarter	7.84	5.92	7.70	5.40	34.46	26.54

*	Because our ADSs were first issued on October 26, 1999, the high and low closing quotations for 1999 are the same as those for the Fourth Quarter.

**	Our ordinary shares began trading on the Tel Aviv Stock Exchange on July 3, 2001.

Previous Six Months

	Nasdaq		London Stock Exchange		Tel Aviv Stock Exchange**
	($ per ADS)		($ per ADS)		(NIS per ordinary share)
	High	Low	High	Low	High	Low
October 2003	7.24	5.92	7.08	5.90	32.81	26.54
November 2003	7.27	6.71	7.23	6.95	32.88	30.32
December 2003	7.84	6.84	7.70	5.40	34.46	30.69
January 2004	8.45	7.50	8.20	7.70	36.63	34.63
February 2004	8.21	7.41	8.125	7.575	36.49	33.44
March 2004	8.49	7.59	7.95	7.725	37.99	33.86

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

     Pursuant to our memorandum of association, we were formed for the purpose of participating in the auction for the granting of a license to operate mobile radio telephone services in Israel, to provide such services, and without derogating from the above, we are also empowered to hold any right, obligation or legal action and to operate in any business or matter approved by the Company.

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

The Powers of the Directors

     The power of our directors to vote on a proposal, arrangement or contract in which the director is materially interested is limited by the relevant provisions of the Companies Law. In addition, the power of our directors to vote compensation to themselves or any members of their body, requires the approval of the audit committee and the shareholders at a general meeting. See “Item 6C. Board Practices — Approval of Related Party Transactions.”

Rights Attached to Shares

     Our registered share capital consists of a single class of 235 million ordinary shares, par value NIS 0.01 per share, of which 182,695,574 ordinary shares were issued and outstanding as of

December 31, 2003. All outstanding ordinary shares are validly issued. The rights attached to the ordinary shares are as follows:

Dividend Rights

     Holders of ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The Board of Directors may propose a dividend with respect to any fiscal year only out of profits, in accordance with the provisions of the Companies Law. Declaration of a dividend requires approval by an ordinary shareholders’ resolution, which may decrease but not increase the amount proposed by the board of directors. See “Item 10E. Additional Information — Taxation.”

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

     An ordinary resolution, such as a resolution for the election of directors, the declaration of dividends or the appointment of auditors, requires approval by the holders of a majority of the voting rights represented at the meeting, in person or by proxy, and voting thereon. Under our articles of association, resolutions such as a resolution amending our memorandum or articles of association or approving any change in capitalization, liquidation, changes in the objectives of the company, or the name of the company, or other changes as specified in our articles of association, requires approval of a special majority, representing the holders of no less than 75% of the voting rights represented at the meeting, in person or by proxy, and voting thereon.

     Under our articles of association our directors are elected by an ordinary majority of the shareholders at each duly convened annual meeting, and they serve until the next annual meeting, provided that external directors shall be elected in accordance with applicable law and/or relevant stock exchange rules applicable to us. In each annual meeting the directors that were elected at the previous annual meeting are deemed to have resigned from their office, excluding an external director, who according to the Companies Law, is elected for a period of three years. A resigning director may be reelected. Each ordinary share represents one vote. No director may be elected or removed on the basis of a vote by dormant shares. The ordinary shares do not have cumulative voting rights in the election of directors.

     Directors may be appointed also in certain circumstances by an extraordinary general meeting and by the Board of Directors upon approval of 75% of the directors. Such director, excluding an external director, shall serve for a term ending at the next annual general meeting.

Rights in the Company’s Profits

     Our shareholders have the rights to share in our profits distributed as a dividend and any other permitted distribution. See “Item 10B. Rights Attached to Shares — Dividend Rights.”

Rights in the Event of Liquidation

     All of our ordinary shares confer equal rights among them with respect to amounts distributed to shareholders in case of liquidation.

Limitations on Ownership and Control

     Ownership and control of our ordinary shares are limited by the terms of our license and our articles of association. See “Item 4B. Information on the Company — Business Overview — Our License — License Conditions.”

     In order to comply with the conditions and restrictions imposed on us by the Ministry of Communications or under our License in relation to ownership or control over us, under certain events specified in our articles of association, the Board of Directors may determine that certain ordinary shares are dormant shares, as defined in the Companies Law. According to our articles of association, dormant shares bear no rights as long as they are dormant shares, except the right to receive dividends and other distributions to shareholders. Consequently, we have received an exemption from the requirement set out in Nasdaq’s Marketplace Rule 4351 that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the US Securities Exchange Act cannot be disparately reduced or restricted through any corporate action or issuance.

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

Annual and Extraordinary Meetings

     The Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. Notice of at least twenty-one days prior to the date of the meeting is required. An extraordinary meeting may be convened by the board of directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders holding in the aggregate at least 4.99% of our issued capital. An extraordinary meeting must be held not more than thirty-five days from the publication date of the announcement of the meeting. See “Item 10B. Rights Attached to Shares — Voting Rights.”

Limitations on the Rights to Own Our Securities

     For limitations on the rights to own our securities see “Item 4B. Information on the Company — Business Overview — Our License — License Conditions,” “ — Our Permit Regarding Cross Ownership” and “Item 10B. Rights Attached to Shares — Limitations on ownership and control.”

Limitations on Change in Control and Disclosure Duties

     For limitations on change in control, see “Item 4B. Information on the Company — Business Overview — Our License — License Conditions,” “Item 4B. Information on the Company — Business Overview — Our License — Our Permit Regarding Cross Ownership” and “Item 10B. Rights Attached to Shares — Limitations on ownership and control.”

Changes in our Capital

     Changes in our capital are subject to the approval of the shareholders at a general meeting by a special majority of 75% of the votes of shareholders participating and voting in the general meeting.

10C. Material Contracts

     We are not a party to any material contracts other than those entered into in the ordinary course of business.

10D. Exchange Controls

     There are no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us and our wholly-owned subsidiary, Partner Future Communications 2000 Ltd., except or otherwise as set forth under “Item 10E. Additional Information — Taxation.”

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

Tax on Capital Gains of Shareholders

•	General. Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of our Shares by some of our shareholders (see discussion below). The Israeli Tax Ordinance distinguishes between “Real Gain” and “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the Israeli CPI between the date of purchase and the date of sale. The Real Gain accrued at the sale of an asset purchased on or after January 1, 2003 is taxed at a 25% rate, both for individuals and for corporations, as opposed to the previous 36% rate applicable to corporations, and to the marginal tax rate of up to 49% applicable to individuals with respect to sale transactions effected prior to January 1, 2003.

Real Gains derived from the disposal after January 1, 2003 of an asset purchased prior to this date will be subject to capital gains tax at a blended rate. The previous capital gains tax rate (36% for a corporation and a marginal tax rate of up to 49% for individuals) will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at a 25% rate.

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

•	Taxation of Israeli Residents — Shareholders Subject to the Inflationary Adjustments Law. The Inflationary Adjustments Law includes provisions concerning taxation on gains from the sale of traded securities. These provisions apply to most corporate shareholders and to certain individuals. There is some uncertainty as to whether those provisions also apply to foreign corporations that hold our shares because non-resident companies are not expressly exempt from them. A shareholder who is subject to the Inflationary Adjustments Law will be taxed, upon the sale of his or her Shares, on the full amount of its gain at the tax rate applicable to that shareholder (36% for a corporation and a marginal tax rate of up to 49% for individuals). It should be noted that the Tax Reform has not altered significantly the legal situation concerning this aspect of Israeli taxation.

•	Taxation of Israeli Residents — Other Shareholders. In July 2001 our ordinary shares were listed for trading on the Tel Aviv Stock Exchange. As a result of our dual listing and due to the Tax Reform (inclusion of new provisions concerning the taxation of capital markets) and that since our ordinary shares are no longer considered “foreign traded securities”, the tax treatment of our shareholders under Israeli law has changed.

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

     Capital gain accrued from January 1, 2003 until the actual sale of the shares will be subject to tax at a rate of 15%. The cost basis of the shares for the purpose of the gain computation, will be based on the average price of the shares during the last three trading days preceding January 1, 2003 or, as commonly understood, preceding the value at the listing date, whichever is higher. To the extent that the taxpayer claims a deduction of financing expenses, the gain will be subject to tax at a rate of 25%.

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

•	Taxation of Non-Israeli Residents. As mentioned above, Israeli law generally imposes a capital gains tax on sales of capital assets, including securities and any other direct or indirect rights to capital assets located in Israel. This tax is also applicable to nonresidents of Israel as follows:

❑	Foreign investors (individuals and corporations) that are not engaged in the business of trading securities through a permanent establishment in Israel and are not subject to the Inflationary Adjustments Law, who purchased the shares after the listing on the Tel Aviv Stock Exchange will be exempt from tax on capital gains derived from the sale of the shares. Foreign corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such foreign corporation, whether directly or indirectly.

❑	Foreign investors (individuals and corporations) that are not engaged in the business of trading securities and are not subject to the Inflationary Adjustments Law, who purchased Shares before the listing on the Tel Aviv Stock Exchange will be subject to similar capital gain tax treatment as Israeli residents. The tax applicable to foreign individual investors will be determined in accordance with the marginal tax rates of up to 49% and not in accordance to the preferential 35% tax rate applicable to Israeli individual investors. However, foreign investors may be exempt under the terms of an applicable bilateral double taxation treaty.

•	Taxation of Investors Engaged in a Business of Trading Securities. Individual and corporate dealers in securities in Israel are taxed at tax rates applicable to business income.

•	Withholding at Source from Capital Gains from Traded Securities. Under the Tax Reform, Israeli stockbrokers have a duty to withhold tax upon the sale of traded securities. The applicable withholding tax rate is 15% from the real gain.

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

Taxation of residents of the United States under the US Treaty

     Residents of the United States will generally be subject to withholding tax in Israel on dividends paid, if any, on Shares (including ADSs). Generally, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the US Treaty, the maximum rate of withholding tax on dividends paid to a holder of Shares (including ADSs) who is a resident of the United States (as defined in the US Treaty) will be 25%. The maximum rate of withholding tax on dividends paid by Israeli corporation to a US corporation will be 12.5% if during the part of the Israeli corporation’s taxable year which precedes the date of payment and during the whole of its prior taxable year, at least 10% of the outstanding shares of the voting stock of the Israeli corporation was owned by the US corporation.

     The US Treaty exempts from taxation in Israel any capital gain realized on the sale, exchange or other disposition of Shares (including ADSs) by a holder that (a) is a resident of the United States for purposes of the US Treaty, and (b) owns directly or indirectly, less than 10% of our voting stock at all times during the 12-month period preceding such sale, exchange or other disposition.

     Purchasers of Shares (including ADSs), who are residents of the United States and who hold 10% or more of the outstanding ordinary shares at any time during such 12-month period will be subject to Israeli capital gains tax. However, under the US treaty, residents of the United States (as defined in the US Treaty) generally would be permitted to claim a credit for this tax against US federal income tax imposed on the sale, exchange or other disposition, subject to the limitations in US laws applicable to the utilization of foreign tax credits generally.

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

United States Federal Income Taxation

     The following discussion is a summary of certain material US federal income tax considerations applicable to a US holder (as defined below) regarding the acquisition, ownership and disposition of ordinary shares or ADSs. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed US Treasury regulations, administrative pronouncements, rulings and judicial decisions in effect as of the date of this Annual Report. All of these authorities are subject to change, possibly with retroactive effect, and to change or changes in interpretation. In addition, this summary does not discuss all aspects of US federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under US federal income tax law, including US expatriates, insurance companies, securities broker-dealers, financial institutions, tax-exempt organizations, persons holding ordinary shares or ADSs as part of a straddle, hedging or conversion transaction, persons subject to the alternative minimum tax, persons who acquired their ordinary shares or ADSs, pursuant to the exercise of employee stock options or otherwise as compensation, persons having a functional currency other than the US dollar, persons owning (directly, indirectly or by attribution) 10% or more of our outstanding share capital or voting stock, and persons not holding the ordinary shares or ADSs as capital assets.

      As used herein, the term “US holder” means a beneficial holder of an ordinary share or an ADS who is eligible for benefits as a U.S. resident under the limitation on benefits article of the US Treaty (as defined above in “—Taxation of residents of the United States under the US Treaty”), and is:

•	an individual citizen or resident of the United States for US federal income tax purposes,

•	a corporation (or an entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof (including the District of Columbia),

•	an estate whose income is subject to US federal income taxation regardless of its source, or

•	a trust if (A) a US court is able to exercise primary supervision over the trust’s administration and (B) one or more United States persons have the authority to control all of the trust’s substantial decisions.

     If a partnership holds ordinary shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds ordinary shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of ordinary shares or ADSs.

     For US federal income tax purposes, US holders of ADRs will be treated as owners of the ADSs evidenced by the ADRs and the ordinary shares represented by the ADSs. The statements of US federal income tax laws set forth assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

     US holders should review the summary above under “Israeli Taxation” and “Israeli Taxation—Taxation of residents of the United States under the US Treaty” for a discussion of the Israeli taxes which may be applicable to them.

     Holders of ordinary shares or ADSs should consult their own tax advisors concerning the specific Israeli, US federal, state and local tax consequences of the ownership and disposition of the ordinary shares or ADSs in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, US holders are urged to consult their own tax advisors concerning whether they will be eligible for benefits under the US Treaty.

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

Recent US Tax Law Changes Applicable to Individuals

     Under 2003 US tax legislation, some US holders (including individuals) are eligible for reduced rates of US federal income tax (currently a maximum of 15%) in respect of “qualified dividend income”

received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by non-US corporations if, among other things, certain minimum holding periods are met and either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the US-Israel income tax treaty) which provides for the exchange of information. We currently believe that if we were to pay any dividends with respect to our ordinary shares and ADSs, the dividends would constitute qualified dividend income for US federal income tax purposes. Some of the eligibility requirements for non-US corporations are not entirely clear, however, and further guidance from the Internal Revenue Service is anticipated. In addition, the Internal Revenue Service is expected to issue certification procedures in 2004 whereby a non-US corporation will be required to certify as to the eligibility of its dividends for the reduced US federal income tax rates.

Sale or Other Disposition

     Upon the sale or other disposition of ordinary shares or ADSs, a US holder generally will recognize capital gain or loss equal to the difference between the US dollar value of the amount realized on the disposition and the holder’s adjusted tax basis, determined in US dollars, in the ordinary shares or ADSs. Any gain or loss recognized upon the disposition of the ordinary shares or ADSs will be treated as long-term capital gain or loss if, at the time of the disposition, the holding period of the ordinary shares or ADSs exceeds one year. In the case of individual US holders, capital gains generally are subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses by a US holder is subject to significant limitations. US holders should consult their own tax advisors in this regard.

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

     US holders who hold ordinary shares or ADSs through an Israeli stockbroker or other Israeli intermediary may be subject to an Israeli withholding tax on any capital gains recognized if the US holder does not obtain approval of an exemption from the Israeli Tax Authorities. US holders are advised that any Israeli tax paid under circumstances in which an exemption from such tax was available will not give rise to a deduction or credit for foreign taxes paid for US federal income tax purposes. US holders are advised to consult their Israeli stockbroker or intermediary regarding the procedures for obtaining an exemption.

     If a US holder receives NIS upon the sale of ordinary shares, that US holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the ordinary shares and the date the sales proceeds are converted into US dollars.

Passive Foreign Investment Company Rules

     A non-US corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition or certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We believe that we were not a PFIC for the year ended December 31, 2003. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares, ADSs and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the Shares or ADSs. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above).

     US holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership of our ordinary shares or ADSs.

Information Reporting and Backup Withholding

     Dividend payments with respect to ordinary shares or ADSs and proceeds from the sale or other disposition of ordinary shares or ADSs may be subject to information reporting to the Internal Revenue Service (“IRS”) and possible US backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries.

     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information.

10F. Dividends and Paying Agents

Not applicable.

10G. Statement By Experts

Not applicable.

10H. Documents on Display

     Reports and other information of Partner filed electronically with the US Securities and Exchange Commission may be found at www.sec.gov. They can also be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Avenue, N.W., Washington, D.C. 20549 and, as long as our notes are listed on the Luxembourg Stock Exchange, at the office of the paying agent in Luxembourg. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

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

Non-Derivative Instruments

Book Value(1)(NIS equivalent in
millions, except percentages)
US dollar borrowings
Long term—subordinated notes	766
Fixed interest rate payable on our senior subordinated notes	13%
NIS linked to the Israeli CPI
Long-term—fixed	364
Weighted average interest rate payable on fixed rate debt	5.8%
Unlinked NIS
Long-term—floating	1,443
Weighted average interest rate payable on floating rate debt	6.5%
Total	2,573

(1)	Book value approximates fair value at December 31, 2003.

Expected Maturity Dates:

     Our credit facility is divided into three tranches: A multi-currency term loan facility of $383 million (“Facility A”), a revolving multi-currency loan facility of $150 million (“Facility B”) and a fixed-term shekel loan facility of $150 million (“Facility C” and, together with Facility A and Facility B, the “Facilities”).

     The total commitments under the Facilities will be reduced during each of the following years to the following amounts:*

	Dollars in Millions
	A	B	C	Total
2003	383	150	150	683
2004	356	150	150	656
2005	266	150	141	557
2006	172	150	114	436
2007	62	150	84	296
2008	0	0	72	72
June 30, 2009	0	0	0	0

     On August 10, 2000, we completed an offering of $175 million of unsecured senior subordinated notes due 2010. The notes bear interest at the rate of 13% per annum, which is payable semi-annually on each February 15 and August 15, commencing February 15, 2001. We may redeem up to 100% of the aggregate principal amount of the notes beginning August 15, 2005.

Foreign Exchange

     Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, through December 31, 2003, a material amount of our operating expenses were linked to non-shekel currencies. These expenses related mainly to the acquisition of handsets where the price paid by us is based on various foreign currencies. In addition, most of our capital expenditures are incurred in, or linked to, non-shekel currencies, and our notes are denominated in US dollars and require US dollar interest payments. Thus, devaluation of the shekel against the dollar (or other foreign currencies), increases the shekel cost of our non-shekel denominated or linked expenses. Such an increase may have an adverse impact on our results, which may be material. We hedge some of our foreign currency commitments, but we do not currently hedge the principal payable on our notes.

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

     The notional amount does not necessarily represent amounts exchanged by the parties and, therefore, is not a direct measure of our exposure.

     The following table provides information derived from the financial statements about our outstanding foreign exchange instruments.

Derivative Instruments

	As of		Fair Value at
	December 31,	Maturing	December 31,
	2003	in 2004	2003
	(NIS equivalent in millions)
Currency options purchased — for the exchange of:
Dollars into NIS	88	88	0.5
Currency options written — for the exchange of:
Dollars into NIS	44	44	(0.7)
Forward transactions — for the exchange of:
Dollars into NIS	568	568	(10.0)
Embedded derivatives — : Dollars into NIS	209	209	(1.3)

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

     (a) Disclosure Controls and Procedures. Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in US Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

     (b) Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     The Board of Directors has determined that Mr. Robert Donald Fullerton is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Fullerton and each of the other members of the Audit Committee are “independent directors” as defined in the Nasdaq listing standards applicable to us.

ITEM 16B. CODE OF ETHICS

     We have adopted a code of ethics that applies to our Chief Executive Officer, President, Chief Financial Officer and Corporate Controller. We undertake to provide to any person without charge, upon request, a copy of our code of ethics, which you may request from Partner’s legal department, tel: +972-67-814191.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Kesselman & Kesselman, independent certified public accountants in Israel and a member of Pricewaterhouse Coopers International Limited (“PwC”) have served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2003, for which audited financial statements appear in this annual report on Form 20-F.

     The following table presents the aggregate fees for professional services rendered by PwC to Partner in 2003 and 2002.

	2003 (NIS thousands)	2002 (NIS thousands)
Audit Fees (1)	1,303	1,159
Audit-related Fees (2)	81	93
Tax Fees (3)	284	85
All Other Fees (4)		1,611
TOTAL	1,668	2,948

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; and assistance with and review of documents filed with the SEC.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards and internal control reviews.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for tax refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, and requests for rulings or technical advice from taxing authority; and tax planning services.

(4)	All Other Fees include fees billed for IT consultation services, performed during 2002, by a former affiliate, which during 2002, was transferred to IBM Israel Ltd.

Audit Committee Pre-approval Policies and Procedures

     Our Audit Committee has not adopted any pre-approval policies and procedures.

ITEM 17. FINANCIAL STATEMENTS

The company has responded to “Item 18. Financial Statements” in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report.

Page
REPORT OF INDEPENDENT AUDITORS	F-1
FINANCIAL STATEMENTS:
Balance sheets at December 31, 2002 and 2003	F-2–F-3
Statements of operations for the years ended December 31, 2001, 2002 and 2003	F-4
Statements of changes in shareholders’ equity (capital deficiency) for the years ended December 31, 2001, 2002 and 2003	F-5–F-6
Statements of cash flows for the years ended December 31, 2001, 2002 and 2003	F-7–F-8
Notes to financial statements	F-10–F-52

ITEM 19. EXHIBITS

Exhibit No.	Description
++1.1	Partner’s Articles of Association

*1.2	Partner’s Certificate of Incorporation

*1.3	Partner’s Memorandum of Association

**2.(a).1	Form of Share Certificate

**2.(a).2	Form of Deposit Agreement including Form of ADR Certificate

*2.(b)	Form of Indenture between Partner and The Bank of New York, as trustee, including form of note

**4.(a).1	Relationship Agreement dated October 10, 1999

**4.(a).2	License from the Israeli Ministry of Communications issued April 8, 1998

**4.(a).3	Bank Facility dated August 13, 1998

**4.(a).4	License Agreement for use of the Orange Brand in Israel dated September 14, 1998

**4.(a).5	Brand Support/Technology Transfer Agreement dated July 18, 1999

**4.(a).6	Agreement with Ericsson Radio Systems AB dated May 28, 1998

#++4.(a).7	Agreement with LM Ericsson Israel Ltd. dated November 25, 2002

#***4.(a).8	Dealer Agreement with Super-Pharm dated February 11, 2001

**4.(a).9	Lease Agreement with Mivnei Taasia dated July 2, 1998

**4.(a).10	Interconnect Agreement with Cellcom dated February 15, 1999

**4.(a).11	Interconnect Agreement with Pelephone dated May 1, 1999

*4.(a).12	Amending and Rescheduling Agreement dated July 9, 2000

++4.(a).13	Supplemental Agreement dated April 18, 2002

+4.(a).14	Amendment to Relationship Agreement dated April 23, 2002

***4.(a).15	Amendment No. 1 to License from the Israeli Ministry of Communications issued May 11, 1999

***4.(a).16	Amendment No. 2 to License from the Israeli Ministry of Communications issued September 29, 1999

***4.(a).17	Amendment No. 3 to License from the Israeli Ministry of Communications issued October 3, 1999

***4.(a).18	Amendment No. 4 to License from the Israeli Ministry of Communications issued June 28, 2000

***4.(a).19	Amendment No. 5 to License from the Israeli Ministry of Communications issued September 10, 2000

***4.(a).20	Amendment No. 6 to License from the Israeli Ministry of Communications issued March 19, 2001

+4.(a).21	Amendment No. 7 to License from the Israeli Ministry of Communications issued September 23, 2001

+4.(a).22	Amendment No. 8 to License from the Israeli Ministry of Communications issued December 27, 2001

+4.(a).23	Amendment No. 9 to License from the Israeli Ministry of Communications issued March 13, 2002

+4.(a).24	Amendment No. 10 to License from the Israeli Ministry of Communications issued April 14, 2002

+4.(a).26	Amendment No. 11 to License from the Israeli Ministry of Communications issued April 25, 2002

++4.(a).27	Amendment No. 12 to License from the Israeli Ministry of Communications issued June 26, 2002

++4.(a).28	Amendment No. 13 to License from the Israeli Ministry of Communications issued June 30, 2002

Exhibit No.	Description
++4.(a).29	Amendment No. 14 to License from the Israeli Ministry of Communications issued September 11, 2002

++4.(a).30	Amendment No. 15 to License from the Israeli Ministry of Communications issued October 24, 2002

++4.(a).31	Amendment No. 16 to License from the Israeli Ministry of Communications issued November 26, 2002

++4.(a).32	Amendment No. 17 to License from the Israeli Ministry of Communications issued February 2, 2003

4.(a).33	Amendment No. 18 to License from the Israeli Ministry of Communications issued May 29, 2003

4.(a).34	Amendment No. 19 to License from the Israeli Ministry of Communications issued July 31, 2003

4.(a).35	Amendment No. 20 to License from the Israeli Ministry of Communications issued October 8, 2003

4.(a).36	Amendment No. 21 to License from the Israeli Ministry of Communications issued October 9, 2003

4.(a).37	Amendment No. 22 to License from the Israeli Ministry of Communications issued March 16, 2004

4.(a).38	Amendment No. 23 to License from the Israeli Ministry of Communications issued March 21, 2004

+4.(a).39	Amending Agreement to the Facility Agreement dated January 8, 2002

+4.(a).40	Amending Agreement to the Facility Agreement dated January 30, 2002

+4.(a).41	Amending Agreement to the Facility Agreement dated February 6, 2002

+4.(a).42	Amending Agreement to the Facility Agreement dated February 28, 2002

+4.(a).43	Amending Agreement to the Facility Agreement dated March 14, 2002

+4.(a).44	Amending Agreement to the Facility Agreement dated March 24, 2002

+4.(a).45	Amending Agreement to the Facility Agreement of April 2002

+4.(a).46	Amending Agreement to the Facility Agreement dated April 24, 2002

++4.(a).47	Amending Agreement to the Facility Agreement dated December 31, 2002

#4.(a).48	Purchase Agreement with Nortel Networks ISRAEL (Sales and Marketing) Ltd. Dated November 12, 2003.

6.	See Note 1q to our financial statements for information explaining how earnings (loss) per share information was calculated.

8.	List of Subsidiaries

12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.(a).1	Consent of Kesselman & Kesselman

*	Incorporated by reference to our registration statement on Form F-1 (No. 333-12340).

**	Incorporated by reference to our registration statement on Form F-1 (No. 333-10992).

***	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2000.

+	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2001.

++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002.

#	Confidential treatment requested.

Confidential material has been redacted and has been separately filed with the Securities and Exchange Commission.

GLOSSARY OF SELECTED
TELECOMMUNICATIONS TERMS

     The following explanations are not intended as technical definitions, but to assist the reader to understand certain terms as used in this annual report.

AMPS	Advanced Mobile Phone System; the analogue cellular telephone technology adopted in the United States. Also N-AMPS (Narrowband AMPS), a more frequency-efficient variant of AMPS.

Analog Technology	A technology in which some property of an electrical signal is varied proportionally to the input signal being transmitted, stored or processed. Fixed transmitter/receiver equipment in each cell of a mobile

Base Transceiver Station (“BTS”)	telecommunications network that communicates by radio with all mobile telephones in that cell.

Base Station Controller (“BSC”)	Monitors and controls one or more base stations in order to exchange messages, handover mobile units from cell to cell and perform other system administrative tasks.

Blocked call	Where a mobile phone call fails because no channels are available in the cell in which the user is located.

CDMA	Code Division Multiple Access; a method by which many users sharing the same radio channel can be distinguished by unique code numbers.

Cell	In a cellular telephone system, the coverage area of a single base transceiver station or one sector therein.

Channel	A frequency or time slot in a telecommunications system over which distinct messages can be conveyed.

Churn	The number of customers who are disconnected from a network, either involuntarily, due to payment delinquency or suspected fraudulent use, or voluntarily, as customers switch to competing networks, relocate outside the network’s service area, or cease using mobile telephones permanently or temporarily.

Closed User Group	A group of users with a special mutual relationship (such as working for the same company or department within a company).

D-AMPS	Digital Advanced Mobile Phone System; a digital cellular system first implemented in the United States and intended initially to permit gradual upgrading of AMPS networks.

Digital Technology	A technology in which a signal is converted to a stream of numbers which are in turn stored, processed or transmitted in a binary (on-off) manner.

Dropped call	When a mobile phone call is involuntarily terminated.

Dual band handsets	Handsets that operate on two bands, for example, GSM 900 and GSM 1800.

GPRS	General Packet Radio Services (GPRS) is a packet-based wireless communication service that enables data rates from 56 up to 114 Kbps and continuous connection to the Internet for mobile phone and computer users. GPRS is based on Global System for Mobile (GSM) communication.

GSM	The Global System for Mobile Communications, a comprehensive digital standard for the operation of all elements of a cellular telephone system. GSM originated in Europe, but is now the most popular digital mobile telephone standard worldwide.

GSM 900	GSM operation in the 900 MHz frequency band; the original frequency band allocated to GSM, later extended by 10 MHz (EGSM).

GSM 1800	GSM operation in the 1800 MHz frequency band; formerly known as DCS 1800 or PCN, first allocated for the expansion of mobile network competition in Europe, now used for the same purpose in many other areas.

GSM 1900	GSM operation in the 1900 MHz band; primarily used in North and South America

GSM Association	Formerly known as the GSM Memorandum of Understanding Association (GSM MoU), an organization of operators, government administrations, and equipment and service suppliers that promotes the development and promulgation of the GSM standard and relations between GSM operators.

HSCSD	High Speed Circuit Switched Data is an infrastructure development which enables the transmission of data at higher speeds than the 9600 Bps speed previously available on GSM networks.

Intelligent Network (“IN”)	Network architecture that centralizes the processing of calls and billing information of calls.

Microcells	A base transceiver station of limited range and capacity intended to serve a relatively small area, such as a building or mall.

Mobile Switching Center (“MSC”)	A large, computer-based device used to connect calls within a mobile network and as the interface of the cellular network to other networks.

PLMN	A Public Land Mobile Network, or a mobile telephone network which is available for use by the public.

PSTN	A Public Switched Telephone Network, or the fixed (landline) telephone network.

Roaming	The mobile telephone feature that permits subscribers of one network to use their mobile telephones and telephone numbers when in another operator’s network.

SIM roaming	The use of a GSM customer’s SIM in a different handset while roaming in a network that operates on a frequency band or system incompatible with the subscriber’s own GSM handset.

SMS	Short message service, a service which enables mobile telephone users to send and receive written messages on their handsets.

Subscriber Identity Module	SIM or SIM Card; a small card or chip provided to each GSM network subscriber that is inserted into a GSM handset. The SIM is a computer processor that uniquely identifies a GSM network subscription and stores the subscriber’s personal phone book, sent and received text messages, network security codes and other programs that enable addition network features.

Switch	Element of a telephone network which connects telephone calls to and from one user or another on the same or other networks.

TDMA	Time Division Multiple Access; a method by which many users can share a single digit radio channel by dividing it into a number of repeating part-time channels to which each user has access in turn.

UMTS	Universal Mobile Telecommunications System, the “third generation” of mobile telecommunications standard also referred to as 3G.

Virtual Private Network (“VPN”)	A private network provided by means of the facilities of a public telephone network but which operates by logic as a closed user group thereby providing the convenience of a private network with the economy of scale of a public network.

WAP	Wireless Application Protocol, a language specifically developed for mobile telephones that facilitates internet usage.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

PARTNER COMMUNICATIONS COMPANY LTD.

     We have audited the consolidated balance sheets of Partner Communications Company Ltd. and its subsidiary (collectively “the Company”) as of December 31, 2002 and 2003 and the related consolidated statements of operations, changes in shareholders’ equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002 and 2003 and the consolidated results of operations, changes in shareholders’ equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman

March 30, 2004	Kesselman & Kesselman Certified Public Accountants (Israel)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS

	December 31
	2002	2003	2003
			Convenience
			translation into US
	New Israeli shekels		$ (note 1a)
	In thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	1,360	3,774	862
Security deposit	107,794
Accounts receivable (note 13):
Trade	518,768	482,141	110,103
Other	50,986	56,543	12,912
Inventories	137,508	102,861	23,490
Deferred income taxes (note 10)		220,000	50,240

Total current assets	816,416	865,319	197,607

INVESTMENTS AND LONG-TERM RECEIVABLES:
Non-marketable securities (note 2)	3,530
Accounts receivable - trade (note 13)		13,906	3,176
Funds in respect of employee rights upon retirement (note 7)	42,461	58,724	13,410

	45,991	72,630	16,586

FIXED ASSETS, net of accumulated depreciation and amortization (note 3)	1,864,511	1,694,584	386,980

LICENSE AND DEFERRED CHARGES, net of accumulated amortization (note 4)	1,269,348	1,325,948	302,797

DEFERRED INCOME TAXES (note 10)		413,752	94,486

Total assets	3,996,266	4,372,233	998,456

/s/ Amikam Cohen	/s/ Alan Gelman	/s/ Ben-Zion Zilberfarb

Amikam Cohen	Alan Gelman	Ben-Zion Zilberfarb

Chief Executive Officer	Chief Financial Officer	Director

	December 31
	2002	2003	2003
			Convenience
			translation into US
	New Israeli shekels		$ (note 1a)
	In thousands
Liabilities and shareholders’ equity (net of capital deficiency)
CURRENT LIABILITIES:
Current maturities of long-term bank loans (note 5)		119,853	27,370
Accounts payable and accruals:
Trade	532,987	387,818	88,563
Other (note 13)	202,166	252,585	57,681

Total current liabilities	735,153	760,256	173,614

LONG-TERM LIABILITIES:
Bank loans, net of current maturities (note 5)	2,467,556	1,687,215	385,297
Notes payable (note 6)	828,975	766,325	175,000
Liability for employee rights upon retirement (note 7)	60,966	76,506	17,471
Asset retirement obligations (note 13)		6,367	1,454

Total long-term liabilities	3,357,497	2,536,413	579,222

COMMITMENTS AND CONTINGENCIES (note 8)
Total liabilities	4,092,650	3,296,669	752,836

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY) (note 9):
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2002 and 2003 - 235,000,000 shares; issued and outstanding - December 31, 2002 - 181,595,222 shares and December 31, 2003 - 182,695,574 shares	1,816	1,827	417
Less - receivable in respect of shares		(4,374)	(999)
Capital surplus	2,293,270	2,303,055	525,933
Deferred compensation	(6,385)	(2,509)	(573)
Accumulated deficit	(2,385,085)	(1,222,435)	(279,158)

Total shareholders’ equity (capital deficiency)	(96,384)	1,075,564	245,620

	3,996,266	4,372,233	998,456

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31
	2001	2002	2003	2003
				Convenience
				translation
				into US $
	New Israeli shekels			(note 1a)
	In thousands (except per share data)
REVENUES - net :
Services	2,972,079	3,766,584	4,117,887	940,371
Equipment	277,270	287,979	349,832	79,889

	3,249,349	4,054,563	4,467,719	1,020,260
COST OF REVENUES:
Services	2,187,612	2,499,534	2,586,707	590,707
Equipment	531,551	569,924	549,749	125,542

	2,719,163	3,069,458	3,136,456	716,249

GROSS PROFIT	530,186	985,105	1,331,263	304,011
SELLING AND MARKETING EXPENSES	292,960	308,079	314,008	71,708
GENERAL AND ADMINISTRATIVE EXPENSES	134,282	143,594	162,387	37,083

OPERATING PROFIT	102,944	533,432	854,868	195,220
FINANCIAL EXPENSES, net (note 13)	400,927	445,180	321,710	73,467
LOSS ON IMPAIRMENT OF INVESTMENTS IN NON-MARKETABLE SECURITIES (note 2)	8,862	4,054	3,530	806

INCOME (LOSS) BEFORE TAX BENEFIT	(306,845)	84,198	529,628	120,947
TAX BENEFIT (note 10)			633,022	144,559

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLES	(306,845)	84,198	1,162,650	265,506
CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF A CHANGE IN ACCOUNTING PRINCIPLES (note 1p)	3,483

NET INCOME (LOSS) FOR THE YEAR	(303,362)	84,198	1,162,650	265,506

EARNINGS (LOSS) PER SHARE (“EPS”):
Basic:
Before cumulative effect	(1.72)	0.47	6.39	1.46
Cumulative effect	0.02

	(1.70)	0.47	6.39	1.46

Diluted:
Before cumulative effect	(1.72)	0.46	6.34	1.45
Cumulative effect	0.02

	(1.70)	0.46	6.34	1.45

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	178,909,274	179,984,090	181,930,803	181,930,803

Diluted	178,909,274	183,069,394	183,243,157	183,243,157

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD. (An Israeli Corporation)

Consolidated Statements Of Changes In Shareholders’ Equity (Capital Deficiency)

	Share capital
			Receivables
			in respect of
	Number of		shares	Capital	Deferred	Accumulated
	shares	Amount	issued	surplus	compensation	deficit	Total
		(In thousands)
New Israeli Shekels
BALANCE AT DECEMBER 31, 2000	178,888,888	1,789		2,317,993	(65,021)	(2,165,921)	88,840
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2001:
Exercise of options granted to employees	35,697	*		47			47
Amortization of deferred compensation related to employee stock option grants net of deferred compensation with respect to stock options forfeited				(19,960)	40,659		20,699
Loss						(303,362)	(303,362)

BALANCE AT DECEMBER 31, 2001	178,924,585	1,789		2,298,080	(24,362)	(2,469,283)	(193,776)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2002:
Exercise of options granted to employees	2,670,637	27		4,210			4,237
Amortization of deferred compensation related to employee stock option grants net of deferred compensation with respect to stock options forfeited				(9,020)	17,977		8,957
Net income						84,198	84,198

BALANCE AT DECEMBER 31, 2002	181,595,222	1,816		2,293,270	(6,385)	(2,385,085)	(96,384)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2003:
Exercise of options granted to employees	1,100,352	11	(4,374)	7,754			3,391
Income tax benefit in respect of exercise of options granted to employees				730			730
Deferred compensation related to employee stock option grants				2,666	(2,666)
Amortization of deferred compensation related to employee stock option grants net of deferred compensation with respect to stock options forfeited				(1,365)	6,542		5,177
Net income						1,162,650	1,162,650

	Share capital
			Receivables
			in respect of
	Number of		shares	Capital	Deferred	Accumulated
	shares	Amount	issued	surplus	compensation	deficit	Total
		(In thousands)
BALANCE AT DECEMBER 31, 2003	182,695,574	1,827	(4,374)	2,303,055	(2,509)	(1,222,435)	1,075,564

Convenience translation into US dollars (note 1a):
BALANCE AT JANUARY 1, 2003	181,595,222	414		523,698	(1,458)	(544,664)	(22,010)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2003:
Exercise of options granted to employees	1,100,352	3	(999)	1,771			775
Income tax benefit in respect of exercise of options granted to employees				167			167
Deferred compensation related to employee stock option grants				609	(609)
Amortization of deferred compensation related to employee stock option grants net of deferred compensation with respect to stock options forfeited				(312)	1,494		1,182
Net income						265,506	265,506

BALANCE AT DECEMBER 31, 2003	182,695,574	417	(999)	525,933	(573)	(279,158)	245,620

*	Representing an amount less than NIS 1,000.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2001	2002	2003	2003
				Convenience
				translation
				into US $
	New Israeli Shekels			(note 1a)
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year	(303,362)	84,198	1,162,650	265,506
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	538,267	516,199	536,871	122,601
Loss on impairment of investments in non-marketable securities	8,862	4,054	3,530	806
Amortization of deferred compensation related to employee stock option grants, net	20,699	8,957	5,177	1,182
Liability for employee rights upon retirement	18,736	18,632	15,540	3,549
Deferred income taxes			(633,752)	(144,726)
Income tax benefit in respect of exercise of options granted to employees			730	167
Accrued interest, exchange and linkage differences on (erosion of) long-term liabilities	54,522	91,027	(67,438)	(15,400)
Erosion of (accrued interest and exchange differences on) security deposit	(6,590)	(6,925)	8,877	2,027
Amount carried to deferred charges	(22)	(3,805)
Capital loss (gain) on sale of fixed assets	1,647	839	(7,829)	(1,788)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(55,944)	(56,638)	22,721	5,189
Other	(14,235)	(8,056)	(5,557)	(1,269)
Increase (decrease) in accounts payable and accruals:
Trade	57,271	31,909	(93,444)	(21,339)
Other	65,838	14,796	47,541	10,857
Increase in asset retirement obligations			1,228	280
Decrease (increase) in inventories	36,859	(12,996)	34,647	7,912

Net cash provided by operating activities	422,548	682,191	1,031,492	235,554

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(601,050)	(599,769)	(350,344)	(80,005)

	Year ended December 31
	2001	2002	2003	2003
				Convenience
				translation
				into US $
	New Israeli Shekels			(note 1a)
	In thousands
Proceeds from sale of fixed assets	1,771	5,737	12,309	2,811
Investment in non-marketable securities	(16,446)
Withdrawal of security deposit			98,917	22,589
Purchase of additional spectrum		(207,635)	(121,388)	(27,720)
Funds in respect of employee rights upon retirement	(13,336)	(14,301)	(16,263)	(3,714)

Net cash used in investing activities	(629,061)	(815,968)	(376,769)	(86,039)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2001	2002	2003	2003
				Convenience
				translation
				into US $
	New Israeli Shekels			(note 1a)
	In thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	47	4,237	3,391	775
Long-term bank loans received	1,111,869	1,349,326	240,000	54,806
Repayment of long-term bank loans	(901,000)	(1,223,698)	(895,700)	(204,544)

Net cash provided by (used in) financing activities	210,916	129,865	(652,309)	(148,963)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,403	(3,912)	2,414	552
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	869	5,272	1,360	310

CASH AND CASH EQUIVALENTS AT END OF YEAR	5,272	1,360	3,774	862

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION - cash paid during the year:
Interest	285,465	323,841	287,629	65,684

Advances to income tax authorities	5,617	5,207	3,750	856

Supplementary information on investing activities not involving cash flows

At December 31, 2001, 2002 and 2003, trade payables include NIS 148,276,000, NIS 117,406,000 and NIS 65,681,000 ($ 14,999,000), respectively, in respect of acquisition of fixed assets. In addition, at December 31, 2002, trade payables include NIS 7.2 million in respect of acquisition of additional spectrum and at December 31, 2003, shareholders’ equity include NIS 4.4 million receivable in respect of shares issued. These balances are recognized in the cash flow statements upon payment.

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

In December 2001, the Company was awarded additional spectrum (2G band (1800MHz) and third generation (3G) UMTS band (1900MHz and 2100MHz)). Following the award of the above spectrum, the Company’s license was amended and extended through 2017. During June 2002, the Minister of Communications amended and further extended the license through 2022. As to the change in estimate of the useful life of the license see also note f(1) below.

In consideration for the above additional spectrum the Company paid NIS 180 million ($41 million) for the 2G spectrum, and is committed to pay NIS 220 million ($50 million) for the 3G spectrum in six installments through 2006. Out of this amount, approximately NIS 130 million (approximately $30 million) was paid as of December 31, 2003.

Under the terms of the amended license, the Company has provided a guarantee in NIS equivalent of $ 10 million to the State of Israel to secure the Company’s adherence to the terms of the license.

3)	The Company will incur substantial capital expenditures in building out the 3G network. The Company estimates that capital expenditures in connection with building out the 3G network will be approximately $250 million over the next three years from the beginning of the network build-out, see also note 8a(3).

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

Functional currency and reporting currency

The functional currency of the Company and its subsidiary is the local currency New Israeli Shekels - NIS. The consolidated financial statements have been drawn up on the basis of the historical cost of Israeli currency and are presented in NIS.

Convenience translation into U.S. dollars (“dollars” or “$”)

The NIS figures at December 31, 2003 and for the year then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2003 ($1 = NIS 4.379). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

Accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary (together - the Group).

2)	Intercompany balances between the Company and its subsidiary have been eliminated.

c.	Inventories

Inventories of cellular telephones (handsets) and accessories are stated at the lower of cost or estimated net realizable value. Cost is determined on the “first-in, first-out” basis.

d.	Non-marketable securities

These investments are stated at cost, less provision for impairment losses, see also note 2.

e.	Fixed assets:

1)	These assets are stated at cost, handsets for use abroad by subscribers are carried by the base stock method.

2)	Direct consultation and supervision costs and other direct costs relating to setting up the Company’s communications network and information systems for recording and billing calls are capitalized to cost of the assets.

3)	Interest costs in respect of loans and credit which served to finance the construction or acquisition of fixed assets - incurred until installation of the fixed assets is completed - are capitalized to cost of such assets.

4)	Assets are depreciated by the straight-line method, on basis of their estimated useful life.

Annual rates of depreciation are as follows:

%
Communications network	10-20 (mainly 15)
Computers, hardware and software for information systems	15-33
Vehicles	20
Office furniture and equipment	7-15

Leasehold improvements are amortized by the straight-line method over the term of the lease, or the estimated useful life of the improvements, whichever is shorter.

The Company terminated the lease agreement for one of its headquarter buildings in March 2003, in favor of a new building (see note 8a(2)b) and abandoned part of its leasehold improvements. Following the decision to abandon the leasehold improvements, in October 2002, the un-amortized balance of the existing leasehold improvements was amortized on a straight-line basis as of October 1, 2002 - over the period of 6 months ending March 31, 2003.

5)	Computer Software Costs

The cost of internal-use software is capitalized in accordance with Statement of Position (SOP) No. 98-1, “ Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized using the straight-line method over a period of 5 to 7 years.

f.	License and deferred charges:

1)	License:

The license (see also 1a(2) above) is stated at cost and is amortized by the straight-line method over the utilization period of the license starting January 1, 1999.

Through the period ended December 31, 2001 the license was amortized over 9.25 years.

Following the extensions of the license (as described in note 1a(2) above) the unamortized balance of the Company’s existing license as well as the cost of the additional spectrum put into service are amortized on a straight-line basis as follows: as of January 1, 2002 - over the period ending in 2017; as of April 1, 2002 - over the period ending in 2022.

The costs relating to the 3G band are not amortized since the utilization period has not yet commenced.

As a result of the above extensions, in 2002, and 2003 license amortization expenses (included in “cost of services revenues”) decreased by approximately NIS 113 million and NIS 117 million, (approximately $ 27 million), respectively, net income increased by approximately NIS 113 million and NIS 75 million ($ 17 million), respectively, and earnings per share increased by NIS 0.63 and NIS 0.41 ($ 0.09), respectively compared to the figures computed based on the amortization rates used prior to the changes in the estimated useful life.

Interest expenses which served to finance the license fee - incurred until the commencement of utilization of the license - are capitalized to cost of the license. During the year 2002 and 2003 - NIS 7 million and NIS 10 million ($ 2 million) interest costs were capitalized to the cost of the license, respectively.

2)	Deferred charges:

a)	Costs relating to the obtaining of long-term credit lines are amortized using the effective interest rate stipulated for the borrowing transactions.

b)	Issuance costs relating to Notes payable (see note 6) are amortized using the effective interest rate stipulated for the Notes.

g.	Impairment of long-lived assets

The Company has adopted Statement of Financial Accounting Standards No. 144 (FAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets” effective January 1, 2002. FAS 144 requires that long-lived assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets written down to their estimated fair values.

The adoption of FAS 144, on January 1, 2002, did not have any impact on the consolidated financial position and results of operations.

h.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

i.	Comprehensive income

The Company has no comprehensive income components other than net income (loss).

j.	Revenue recognition

Service revenues are based on usage and recognized at the time the service is provided, net of credits and adjustments for service discounts. Sales of equipment, primarily handsets and wireless data devices, are recognized upon delivery to the customer. Prepaid calling cards revenues are deferred until service is provided.

Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables” addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. It is effective prospectively for all arrangements entered into in fiscal periods beginning after June 15, 2003. EITF Issue 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. The Company adopted EITF Issue 00-21 in the year ended December 31, 2003 and it had no impact on its financial position and results of operations.

k.	Concentration of credit risks - allowance for doubtful accounts

The Company’s revenues are derived from a large number of customers. Accordingly, the Company’s trade balances do not represent a substantial concentration of credit risk.

An appropriate provision for doubtful accounts is included in the accounts of the Company. The allowance charged to expenses (including bad debts), determined as a percentage of specific debts doubtful of collection for the years ended December 31, 2001, 2002 and 2003 totaled NIS 15,399,000, NIS 17,752,000 and NIS 15,601,000 ($ 3,563,000) (see also note 13a), respectively.

The cash and cash equivalents as of December 31, 2003 are deposited mainly with leading Israeli banks. Therefore, in the opinion of the Company, the credit risk inherent in these balances is remote.

The Company factors most of its long-term trade receivables resulting from sales of handsets. The factoring is made through clearing companies, on a non-recourse basis. The sale of accounts receivable was recorded by the Company as a sales transaction under the provisions of Statement of Financial Accounting Standards No.140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The resulting costs are charged to “financial expenses-net”, as incurred. During the years ended December 31, 2001, 2002 and 2003, the Company factored NIS 180,302,000, NIS 209,568,000 and NIS 295,827,000 ($67,556,000), respectively, from long-term trade receivables.

l.	Handsets warranty obligations

Until the year 2002 provision for warranty was not provided for, as the Company’s liability was covered by the handsets suppliers’ warranty. As of 2002, the Company has entered into several agreements under which the supplier does not provide any warranty but rather provides additional handsets to satisfy its warranty obligation. In these cases, the Company provides for warranty costs at the same time as the revenues are recognized. The annual provision is calculated at the rate of 1.5%-3.5% of the cost of the handsets sold.

As of December 31, 2002 and 2003, the provision for warranty totaled NIS 2,589,000 and NIS 2,053,000 ($ 469,000), respectively.

Additional warranty liability incurred for the year ended December 31, 2003 totaled NIS 4,215,000 ($ 963,000). Warranty expenses for the years ended December 31, 2002 and 2003 totaled NIS 2,589,000 and NIS 4,751,000 ($ 1,085,000), respectively.

m.	Advertising expenses

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2001, 2002 and 2003 totaled NIS 91,681,000, NIS 96,061,000 and NIS 99,061,000 ($ 22,622,000), respectively.

n.	Deferred income taxes

Deferred taxes are determined utilizing the asset and liability method, based on the differences between the amounts presented in these financial statements and those taken into account for tax purposes, in accordance with the applicable tax laws. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized (see also note 10d).

Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate. Deferred tax assets in respect of carryforward tax losses are presented as current or long-term assets, according to their expected utilization date.

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

The Company has adopted FAS 133 as of January 1, 2001. FAS 133, as amended, establishes accounting and reporting standards for derivatives, including certain derivatives embedded in other contracts, and for hedging activities. Under FAS 133, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative, for accounting purposes, as: (1) hedging instrument, or (2) non-hedging instrument. Any changes in fair value are to be reflected as current gains or losses or other comprehensive gains or losses, depending upon whether the derivative is designated as a hedge and what type of hedging relationship exists. Changes in fair value of non-hedging instruments are carried to “financial expenses-net” on a current basis.

To date, the Company did not have any contracts that qualify for hedge accounting under FAS 133.

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

q.	Earning (loss) Per Share (EPS)

Basic EPS is computed by dividing net income (loss) by the weighted average number of shares outstanding during the years.

Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury-stock-method (in 2001, such effect was not included since it would have been anti-dilutive).

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

The weighted average fair value of options granted using the Black & Scholes option-pricing model during 2001, 2002 and 2003 is NIS 18.08, NIS 16.68 and NIS 26.96 ($6.16), respectively. The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 0%; expected volatility of 83%, 69% and 62%, respectively; risk-free interest rate in NIS terms: 2001 - 6.9%, 2002 - 7.7%, 2003 - 4.5%; weighted expected life: the 1998 plan - 2002 - 9 years, 2001 - 8 years; the 2000 plan - 9 years.

The following table illustrates the effect on net income (loss) and EPS assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock based employee compensation:

	Year ended December 31,
	2001	2002	2003	2003
				Convenience
				translation
	NIS			into dollars
	In thousands, except per share data
Net income (loss), as reported	(303,362)	84,198	1,162,650	265,506
Add: stock based employee compensation expense-net, included in reported net income (loss) (2003-net of income taxes)	20,699	8,957	3,313	757
Deduct: stock based employee compensation expense-net, determined under fair value method for all awards (2003-net of income taxes)	(59,476)	(30,029)	(12,225)	(2,792)

Pro-forma net income (loss)	(342,139)	63,126	1,153,738	263,471

Earning (loss) per share -
Basic - as reported:
before cumulative effect	(1.72)	0.47	6.39	1.46
cumulative effect	0.02

net income (loss)	(1.70)	0.47	6.39	1.46

Basic - pro forma:
before cumulative effect	(1.93)	0.35	6.34	1.45
cumulative effect	0.02

net income (loss)	(1.91)	0.35	6.34	1.45

Diluted - as reported:
before cumulative effect	(1.72)	0.46	6.34	1.45
cumulative effect	0.02

net income (loss)	(1.70)	0.46	6.34	1.45

Diluted - pro-forma:
before cumulative effect	(1.93)	0.34	6.31	1.44
cumulative effect	0.02

net income (loss)	(1.91)	0.34	6.31	1.44

s.	Accounting for asset retirement obligations

The Company has adopted as of January 1, 2003 FAS 143 “Accounting for Asset Retirement Obligations” (“FAS 143”). FAS 143 requires that an asset retirement obligation (ARO) associated with the retirement of a tangible long lived asset be recognized as a liability in the period in which it is incurred and becomes determinable (as defined by the standard), with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset.

The ARO is recorded at fair value, and the accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash out flows discounted at the Company’s credit-adjusted risk-free interest rate.

The Company is subject to asset retirement obligations associated with its cell sites operating leases. These lease agreements contain clauses requiring restoration of the leased site at the end of the lease term, creating asset retirement obligations, see also note 13c.

t.	Recently issued accounting pronouncements:

1)	FAS 132 (revised 2003)

In December 2003, the FASB issued FAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132 (“FAS 132 (revised 2003)”) “. This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. Part of the new disclosures provisions are effective for 2003 calendar year-end financial statements, and accordingly have been applied by the Company in these consolidated financial statements. The rest of the provisions of this Statement, which have a later effective date, are currently being evaluated by the Company.

2)	FIN 46

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). Under FIN 46, entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities (VIEs) and how to determine when a business enterprise should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements.

Since issuing FIN 46, the FASB has proposed various amendments to the Interpretation and has deferred its effective dates. Most recently, in December 2003, the FASB issued a revised version of FIN 46 (FIN 46-R), which also provides for a partial deferral of FIN 46. This partial deferral established the effective dates for public entities to apply FIN 46 and FIN 46-R based on the nature of the variable interest entity and the date upon which the public company became involved with the variable interest entity. In general, the deferral provides that (i) for variable interest entities created before February 1, 2003, a public entity must apply FIN 46-R at the end of the first interim or annual period ending after March 15, 2004, and may be required to apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003,

If the variable interest entity is a special purpose entity, and (ii) for variable interest entities created after January 31, 2003, a public company must apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, as previously required, and then apply FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

The Company has currently no variable interests in any VIE. Accordingly, the Company believes that the adoption of FIN 46 and FIN 46-R will not have any impact on its financial position, results of operations and cash flows.

NOTE 2 - INVESTMENTS IN NON-MARKETABLE SECURITIES

     The Company and its subsidiary have entered into agreements with a number of technological companies in the early stages of development of cellular products (hereafter - the start-up companies). Under the agreements, the Group ìà ä÷áåöä?is to supply infrastructure and support services which the start-up companies need to develop their products, in consideration of options and shares in those companies. In some cases, the Group is also entitled to royalties on future sales of the products of the start-up companies. Based on the financial position of the companies, management is in the opinion that the fair value of the securities granted to the Group, on the grant date and as of December 31, 2003 is not material.

     The Group’s holdings in the start-up companies (current and fully diluted) do not exceed 15% of the share capital of any one of them and does not give the Group significant influence over any one of them. Therefore, the investments therein are presented on a cost basis.

     During 2003, the Company recorded an impairment loss of approximately NIS 3.5 million (approximately $ 0.8 million) (2001 and 2002 - approximately NIS 8.9 million and approximately NIS 4.1 million, respectively) in respect of the above investments.

     As of December 31, 2003, the balance of these investments was fully impaired.

NOTE 3 - FIXED ASSETS:

u.	Composition of fixed assets - net, is as follows:

	December 31
	2002	2003	2003
			Convenience
			translation
	NIS		into dollars
	In thousands
Communications network	2,398,907	2,553,982	582,764
Computers, hardware and software for information systems	471,079	548,700	125,303
Vehicles	24,955	2,697	616
Office furniture and equipment	31,641	35,934	8,206
Leasehold improvements	140,376	146,431	38,677
Cellular telephones - base stock	6,309	6,309	1,441

	3,073,267	3,294,053	757,007
Communications network - construction in progress (see note 1a(2))		11,507	2,628

	3,073,267	3,305,560	759,635
Less - accumulated depreciation and amortization	1,208,756	1,610,976	372,655

	1,864,511	1,694,584	386,980

Depreciation and amortization in respect of fixed assets totaled NIS 361,265,000, NIS 446,970,000 and NIS 469,205,000 ($ 107,149,000) for the years ended December 31, 2001, 2002 and 2003, respectively.

v.	Fixed assets include interest expenses, direct consultation and supervision costs and other direct costs of establishing the cellular communications network and information systems, which were capitalized (before commencing full commercial operations) in respect of:

	December 31
	2002	2003	2003
			Convenience
			translation into
	NIS		dollars
	In thousands
Communications network	69,858	69,858	15,953
Computers, hardware and software for information systems	15,566	15,566	3,555

	85,424	85,424	19,508
Less - accumulated depreciation	51,752	63,775	14,564

Depreciated balance	33,672	21,649	4,944

w.	As to pledges on the fixed assets - see note 11.

NOTE 4 - LICENSE AND DEFERRED CHARGES:

	December 31
	2002	2003	2003
			Convenience
			translation
			into
	NIS		dollars
	In thousands
License (note 1a(2))*	1,792,714	1,916,980	437,767
Less - accumulated amortization	571,485	629,893	143,844

	1,221,229	1,287,087	293,923

Deferred charges - in respect of:
Obtaining long-term credit lines	55,996	55,996	12,787
Notes payable	22,017	22,017	5,028

	78,013	78,013	17,815
Less - accumulated amortization	29,894	39,152	8,941

	48,119	38,861	8,874

	1,269,348	1,325,948	302,797

*	As of December 31, 2003 NIS 153,773,000 ($ 35,116,000) (December 31, 2002 - NIS 106,719,000) in respect of 3G band spectrum are not amortized, see also note 1f(1).

     License amortization expenses for the years ended December 31, 2001, 2002 and 2003 totaled NIS 169,693,000, NIS 62,042,000 and NIS 58,408,000 ($ 13,338,000), respectively. Amortization expenses on deferred charges for the years ended December 31, 2001, 2002 and 2003 totaled NIS 7,309,000, NIS 7,187,000 and NIS 9,258,000 ($2,114,000), respectively.

     The expected license amortization expenses for the next five years are as follows:

		Convenience
		translation
		into
	NIS	dollars
	In thousands
Year ended December 31:
2004	67,051	15,312
2005	71,424	16,310
2006	71,424	16,310
2007	71,424	16,310
2008	71,424	16,310

NOTE 5 - LONG-TERM BANK LOANS

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

     Facility A was available to be drawn through March 31, 2003, from the said amount, $ 383 million have been drawn. The amount drawn from facility A is to be repaid in quarterly installments with a final maturity of June 30, 2008. Facility B may be drawn and repaid until June 30, 2008. Facility C may be drawn through December 31, 2004 and is to be repaid until June 30, 2009.

     The bank facility is a dollar denominated facility and it may be drawn in different currencies, see c. below.

a.	Status of the facility at December 31, 2003 is as follows:

			Amounts
	The total	Amounts	available for
	facility	drawn	drawing
	Dollars in millions
Facility A	383	383
Facility B	150	18	132
Facility C	150		150

	683	*401	282

b.	The amounts outstanding, classified by linkage terms and interest rates, are as follows:

	December 31,	December 31
	2003	2002	2003	2003
	Weighted
	average
	interest rates	Amount
				Convenience
				translation
	%	NIS		into dollars
		In thousands
In NIS - linked to the Israeli consumer price index (CPI) (1)	5.8%	629,056	364,268	83,185
In NIS - unlinked (2)	6.5%	1,838,500	1,442,800	329,482

		2,467,556	1,807,068	* 412,667
Less - current maturities			119,853	27,370

		2,467,556	1,687,215	385,297

(1)	Linkage terms apply both to principal and interest.

(2) *	The loans bear interest at the “on-call” rate (a varying inter-bank rate in Israel), prime rate or fixed unlinked rate.

The amounts outstanding differ from the amounts drawn, due to differing linkage terms.

c.	Facilities A and B, may be drawn in NIS, US dollars or Euros, provided that not less than 60% of the outstanding Facilities A and B shall, at any time, be in NIS. Facility C, may be drawn only in NIS.

d.	There is a range of options as to how interest is calculated on borrowings under the amended facility. These options include rates based on LIBOR, the bond rate, fixed linked rate, fixed unlinked rate, on-call rate and prime rate. The margin for facility A and B is 0.90% per annum and can be reduced to 0.45% on fulfillment of some terms specified in the agreement. The margin for facility C is 1.25% per annum and cannot be reduced.

e.	The total commitments under the Facilities will be reduced during each of the following years to the following amounts:

	Dollars in millions
	A	B	C	Total
December 31, 2003	383	150	150	683
2004	356	150	150	656
2005	266	150	141	557
2006	172	150	114	436
2007	62	150	84	296
2008	0	0	72	72
June 30, 2009	0	0	0	0

f.	Under the amended facility the Company is required, inter alia, to fulfill certain operational conditions and to maintain certain financial ratios. If the Company defaults on the covenants, the banks are entitled to demand early repayment of the credit facility - in whole or in part. The Company believes that it is in compliance with all covenants stipulated by the amended facility. Under the amended facility, the Company has undertaken not to transfer any amounts, including dividends, to its shareholders, except in cases specified in the Agreement.

g.	As to pledges to secure loans and liabilities and other restrictions placed with respect thereto, see note 11.

NOTE 6 - NOTES PAYABLE

     On August 10, 2000, the Company completed an offering of $ 175 million of unsecured Senior Subordinated Notes due 2010, which have been issued at their dollar par value. The Notes have been registered under the U.S. Securities Act of 1933. The net proceeds from the offering (approximately $ 170.5 million after deducting commissions and offering expenses) were used mainly to repay a portion of the indebtedness under the credit facility.

     The Notes bear dollar interest at the rate of 13% per annum which are payable semi-annually on each February 15 and August 15, commencing February 15, 2001. The Company may redeem 100% of the aggregate principal amount of the Notes beginning August 15, 2005, at the following redemption price:

Redemption price
August 15:
2005	106.500%
2006	104.333%
2007	102.167%
2008 and thereafter	100.000%

     On December 31, 2003, the Notes closing price was 119 points.

     Commission fees and offering expenses in respect of the Notes totaled approximately NIS 22 million. These expenses are presented as deferred charges and the amortization in respect thereof is included in “financial expenses, net”.

     The Company was obligated to keep a restricted deposit in the amount of one year of interest payment until December 31, 2003, which was deposited and was presented in the balance sheet under “security deposit”. On December 31, 2003, the deposit was withdrawn.

NOTE 7 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company’s severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month’s salary for each year worked), is reflected by the balance sheet accrual under the “liability for employee rights upon retirement”. The Company records the liability as if it was payable at each balance sheet date on an undiscounted basis. The liability is partly funded by purchase of insurance policies and the amounts funded are included in the balance sheet under investments and long-term receivables, as “funds in respect of employee rights upon retirement”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees.

b.	The severance pay expenses for the years ended December 31, 2001, 2002 and 2003 were approximately NIS 21,113,000, NIS 24,094,000 and NIS 19,723,000 (approximately $ 4,333,000), respectively.

c.	The Company expects to contribute in 2004, NIS 68,500,000 ($15,643,000) in respect of its severance pay and retirement obligation.

NOTE 8 - COMMITMENTS AND CONTINGENCIES:

a.	Commitments:

1)	Royalty Commitments

The Company is committed to pay royalties to the Government of Israel on its “income from cellular services” as defined in the Regulations (see below), which includes all kinds of turnover of the licensee from the granting of Bezeq services under the license - including airtime, roaming services and non-recurring connection fees, but excluding: bad debts, income transferred to another holder of a communications license or payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment.

On June 18, 2001, the Knesset’s Finance Committee approved the “Telecommunications (Royalties) Regulations, 2001” (hereafter - the Regulations). The principal change to the old regulations was the reduction of the percentage of royalties payable by mobile phone companies from 8% to 5% in 2001, 4.5% in 2002 , 4% in 2003 and 3.5% in 2004 and thereafter. In addition, the basis in respect of which the royalties are paid has been expanded (as described above). The amendment is effective as from January 1, 2001.

The royalty expenses for the years ended December 31, 2001, 2002 and 2003 were approximately NIS 112,201,000, NIS 117,281,000 and NIS 119,387,000 (approximately $ 27,264,000), respectively, and are included under “cost of services revenues”.

2)	Operating leases

The Company has entered into operating lease agreements as follows:

(a)	Lease agreements for its headquarters facility in Rosh Ha’ayin for a fifteen year period (until 2018). The Company has an option to shorten the lease periods by 3.5 to 8.5 years. The rental payments are linked to the Israeli CPI.

(b)	Lease agreements for service centers and retail stores for a period of two to five years. The Company has an option to extend the lease periods for up to twenty additional years (including the original lease periods). The rental payments are linked partly to the dollar and partly to the Israeli CPI.

(c)	Lease agreements in respect of cell sites throughout Israel are for periods of two to three years. The Company has an option to extend the lease periods up to ten additional years (including the original lease periods). The rental payments fees are partly linked to the dollar and are partly linked to the Israeli CPI.

(d)	Operating lease agreements in respect of vehicles are for periods of three years. The rental payments are linked to the Israeli CPI.

(e)	The minimum projected rental payments (based upon agreements in force as of December 31, 2003) for the next five years, at rates in effect at December 31, 2003, are as follows:

		Convenience
		translation
	NIS	into dollars
	In thousands
Year ended December 31:
2004	140,028	31,977
2005	78,256	17,871
2006	40,779	9,312
2007	28,718	6,558
2008	21,191	4,839
2009 and thereafter	45,443	10,377

	354,415	80,934

(f)	The rental expenses for the years ended December 31, 2001, 2002 and 2003 were approximately NIS 93 million, NIS 113 million, and NIS 163 million (approximately $ 37 million), respectively.

3)	During November 2003, the Company entered into an agreement with Nortel Networks Israel (Sales and Marketing) Ltd. (“Nortel”) for the supply, maintenance and support of a 3G system and the provision of related services, see also note 1a(3).

The Agreement is divided into two phases:

(a)	First phase scheduled for the year 2004:

For the sum of approximately $15 million. Payment is due only after Nortel meets certain milestones in accordance with the project plan and other applicable terms, provisions and requirements as defined in the agreement. The payment is subject to an Acceptance Tests Procedure (“ATP”), during which the equipment and the system delivered during the first phase undergo a series of specific and detailed acceptance tests.

(b)	Second phase:

The agreement serves as a framework agreement, under which the Company may purchase, from time to time, any equipment and services on a purchase order basis. The payments in respect of this phase are also subject to the ATP as described above.

According to Company’s current purchase forecasts the second phase is scheduled for the years 2004-2007 for the total sum of approximately $78 million.

4)	At December 31, 2003, the Company is committed to acquire fixed assets (including the first phase of the Nortel agreement), as described above, for approximately NIS 160 million (approximately $ 36 million).

5)	At December 31, 2003, the Company is committed to acquire handsets for approximately NIS 162 million (approximately $ 37 million).

6)	As to the Company’s commitment to pay NIS 107 million (approximately $ 23 million) regarding the award of the new spectrum, see note 1a.

b.	Contingencies:

1)	On October 28, 1999, an Israeli consumer organization lodged a claim against the Company, alleging a variety of consumer complaints and requested that this claim be recognized as a class action.

On March 20, 2002, the Haifa District Court decided to strike the claim, because the consumer organization lost, on December 31, 2001, a special status required under Israeli law for consumer organizations to file class action claims.

Another claim, involving a substantial amount, which was filed by a private consumer who had previously asked to join the above class action, has been brought again before the court. The court had previously frozen the proceedings of the private consumer’s claim, until a decision was made in the case filed by the consumer organization.

On May 25, 2003, the private consumer filed a request to amend his motion to file a class action claim and the proposed claim itself, and also a draft of the proposed amended motion and claim. The motion to amend was granted and on January 21, 2004, the Company has submitted its response to the certification motion.

While the amount of the claim is substantial, the ultimate liability cannot be determined because of the considerable uncertainties that exist. At this stage, unless and until the claim is certified as class action, the Company and its legal council are unable to evaluate the probability of success of such claim and therefore no provision has been made. In addition, the Company and its legal advisers are of the opinion that in light of the facts known at this early stage, the chances that a material amount would be ordered in favor of the plaintiffs are low.

2)	On July 8, 2001, a claim was filed against the Company for alleged violation of supplier’s exclusivity agreement. For filing purposes, the claim was set at NIS 18 million; however, this amount can be increased by the claimant.

At this stage, since preliminary proceedings between the parties are yet to take place, and the claim concerns a contract interpretation issue, the Company and its legal counsel are unable to evaluate the probability of success of the said litigation, and therefore no provision has been made.

3)	On April 8, 2002, a claim was filed against the Company, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages. Only a preliminary hearing has taken place and another preliminary hearing is set for March 28, 2004.

At this stage, and until the claim is certified as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

In addition the Company and its legal council are of the opinion that even if the request to approve this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the abovementioned amount.

4)	On April 13, 2003 a claim was filed against the Company and other cellular telecommunication companies, together with a request to approve this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million. The Company has filed its response on October 1, 2003.

At this stage, no hearings have taken place and unless and until the claim is certified as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

5)	The Company does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

6)	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company. The accounts do not include a provision in respect thereof.

7)	On July 15, 2003, the Ministry of Communications decided to decrease the deduction rate in respect of payments that “Bezeq” The Israel Communication Corp. Limited fails to collect from its customers for using the Company’s network to 1.1% from 2.5%. The decision is effective retroactively for the period from October 2, 2000 and through August 31, 2003. As from September 1, 2003 the deduction rate was cancelled altogether.

Bezeq has lodged an appeal with the Jerusalem District Court against the Minister’s decision.

On January 6, 2004, the Supreme Court – within the framework of Partner’s appeal against the District Court’s verdict in respect of previous case between the parties, that related to Bezeq’s failure to collect payments from its customers for using the Company’s network for calls from fixed lines to mobile lines - ruled that the Minister’s decision concerning the aforementioned deduction of 1.1% shall also apply to the period from March 1, 2000 to October 2, 2000, and that this deduction rate shall remain in effect or shall be amended in accordance with the outcome of the appeal lodged by Bezeq against the aforesaid decision of the Minister.

At this stage, since preliminary proceedings are yet to take place, the Company and its legal counsel are unable to evaluate the probability of success of the appeal, therefore the effect of the Ministry of Communication’s decision on the Company’s results (income of approximately NIS 19.5 million), was not recognized.

NOTE 9 - SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY):

a.	Share capital:

The Company’s shares are traded on the Tel-Aviv stock exchange (TASE), on the London Stock Exchange (“LSE”) and, in the form of American Depository Receipts (“ADRs”), each represent one ordinary share, on the NASDAQ National Market (“Nasdaq - NM”). During 2001, the Company listed its shares in the according to the dual listing regulations. On December 31, 2003, the closing price per ADR on the Nasdaq - NM was $7.84; the Company’s shares were quoted on that date on the LSE at $7.70, and on the TASE at NIS 34.46 ($7.87).

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

b.	Employee stock option plans:

1)	a.	On March 3, 1999, the Company’s Board of Directors approved an employee stock option plan (hereafter - the “1998 Plan”), pursuant to which 5,833,333 ordinary shares were reserved for issuance upon the exercise of 5,833,333 options to be granted to key employees without consideration, of which 729,166 options were later cancelled. Through December 31, 2003 - 5,505,557 options have been granted pursuant to the 1998 Plan, of which 3,538,436 options have been exercised and 590,373 options have been forfeited (options forfeited are available for subsequent grants).

The options vest in five equal annual batches over a period of five years from the beginning of employment of each employee, unless otherwise provided in the grant instrument, provided the employee is still in the Company’s employ. An option not exercised within 8 years from the date of its allotment shall expire. The exercise price per share of the options granted through December 31, 2000, which is denominated in dollars, is $ 0.343. During 2002, the Company granted options under the 1998 Plan in accordance with the terms of the 2000 plan, including the exercise price, vesting schedule and expiration date (see b. below).

As of December 31, 2003 - 188,983 options of the 1998 Plan remain ungranted.

b.	In October 2000, the Company’s Board of Directors approved an employee stock option plan (hereafter - the “2000 Plan”), pursuant to which 4,472,222 ordinary shares were reserved for issuance upon the exercise of 4,472,222 options to be granted to employees without consideration. The options vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

The NIS denominated exercise price per share of the options, is equal to the market price of the Company’s shares on the date on which the options are granted.

During November 2003, 419,930 options of this plan were transferred to options under the 2003 amendment Plan (see c. below).

Through December 31, 2003 - 5,317,555 options were granted pursuant to the 2000 Plan, of which 268,250 options have been exercised, 1,219,833 options have been forfeited and 60,250 expired (options forfeited are available for subsequent grants). As of December 31, 2003 - 14,820 options of the 2000 Plan remain ungranted.

c.	On November 13, 2003, the Company’s Board of Directors approved an amendment to the terms and provision of the 2000 Plan, in order to adjust the terms of the 2000 Plan to comply with new tax legislation that came into force in January 2003. On December 2003, the Company offers the employees, who received options under the 2000 plan, to exchange their unvested options, with the same amount of identical options, under the amended plan and to benefit from the capital gain’s tax route pursuant to Section 102(b)(2) of the Israeli Income Tax Ordinance. Employees holding options to purchase 962,104 ordinary shares accepted this offer.

On December 30, 2003, the Company’s Board of Directors approved the grant of 195,000 options, under the 2003 amended Plan with an exercise price of NIS 20.45 - which was less than the market price on the date of grant. As of December 31, 2003 - 224,930 options of the 2003 amended Plan remain ungranted.

d.	The ordinary shares derived from the exercise of the options confer the same rights as the other ordinary shares of the Company.

e.	The plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plans, as follows:

Through December 31, 2003, the amount that the Company will be allowed to claim as an expense for tax purposes will be the amount of the benefit taxable in the hands of the employee.

From January 1, 2004, the amount that the Company will be allowed to claim as an expense for tax purposes, will be the amount of the benefit taxable as work income in the hands of the employee, while that part of the benefit that is taxable as capital gains in the hands of the employee shall not be allowable. All the above is subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

The aforementioned expense for tax purposes will be recognized in the tax year that the employee is taxed, except as described below.

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

The agreement applies only to employees who have joined the agreement, and relate to (1) options that were exercised by December 31, 2002; and/or (2) options that vest by December 31, 2003 and are exercised by March 31, 2004. In each case, the Section 102 trustee must have held the options for a period of 24 months from the date on which they were granted.

2)	Following is a summary of the status of the plans as of December 31, 2001, 2002 and 2003 and the changes therein during the years ended on those dates:

	Year ended December 31
	2001		2002		2003
		Weighted average		Weighted average		Weighted average
		exercise price*		exercise price*		exercise price*
	Number	NIS	Number	NIS	Number	NIS
Balance outstanding at beginning of year	8,541,669	12.296	8,962,235	12.746	6,611,110	18.001
Changes during the year:
Granted**	1,063,708	19.286	768,000	20.976	195,000	20.450
Exercised	(32,314)	1.440	(2,670,637)	1.591	(1,100,352)	7.057
Forfeited	(610,828)	19.286	(448,488)	16.747	(304,538)	23.025
Expired					(60,250)	26.284

Balance outstanding at end of year	8,962,235	12.746	6,611,110	18.001	5,340,970	19.945

Options exercisable at end of year	3,501,109	7.386	2,728,806	17.740	3,504,914	19.351

*	Includes options under the 1998 Plan, the exercise price of which is weighted based on the applicable date’s NIS - dollar exchange rate.

**	2001 and 2002 - at market value, 2003 - below market value. The following table summarizes information about options outstanding at December 31, 2003:

Options outstanding				Options exercisable
		Weighted
	Number	average	Weighted		Weighted
Range of	outstanding	remaining	average	Number	average
exercise	at	contractual	exercise	exercisable at	exercise
prices	December 31,	life	price	December 31,	price
NIS	2003	Years	NIS	2003	NIS
1.502	1,049,595	2.81	1.502	899,143	1.502
17.25-22.23	1,752,208	6.77	20.261	679,104	20.288
27.35	2,539,167	5.83	27.35	1,926,667	27.350

1.502 - 27.35	5,340,970	5.54	19.945	3,504,914	19.351

c.	Dividends

As to restrictions with respect to cash dividend distributions, see note 5f.

NOTE 10 - TAXES ON INCOME:

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiary are taxed under this law.

b.	Tax rates applicable to income of the Company and its subsidiary

The income of the Company and its subsidiary are taxed at the regular rate of 36%.

c.	Losses carried forward to future years

At December 31, 2003, the Group had carryforward losses of approximately NIS 1,300 million (approximately $ 297 million). The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.

d.	Deferred income taxes

The major components of the net deferred tax asset, current and non-current, in respect of the balances of temporary differences and the related valuation allowance as of December 31, 2002 and 2003, are as follows:

	December 31
	2002	2003	2003
			Convenience
			translation into
	NIS		dollars
	In thousands
In respect of carryforward tax losses (see c. above)	721,405	508,916	116,217
Subscriber acquisition costs	49,833	47,766	10,908
Allowance for doubtful accounts	27,404	27,826	6,354
Provisions for employee rights	13,910	14,011	3,200
Depreciable fixed assets	(18,087)	(45,048)	(10,287)
Amortized license		66,149	15,106
Options granted to employees	28,607	17,051	3,895
Other		5,636	1,287

	823,072	642,307	146,680
Valuation allowance - in respect of carryforward tax losses and deductions that may not be utilized	(823,072)	(8,555)	(1,954)

	-,-	633,752	144,726

The changes in the valuation allowance for the years ended December 31, 2001, 2002, and 2003, are as follows:

	2001	2002	2003	2003
				Convenience
				translation into
	NIS			dollars
	In thousands
Balance at beginning of year	568,052	745,703	823,072	187,959
Utilization during the year		(30,410)	(161,541)	(36,890)
Change during the year	177,651	107,779	(652,976)	(149,115)

Balance at end of year	745,703	823,072	8,555	1,954

The Company analyzes its deferred tax asset with regard to potential realization. The Company’s determination of the realizability of its net deferred tax asset involves considering all available evidence, both positive and negative, regarding the likelihood of sufficient future income. The methodology used involves estimates of future income, which assumes ongoing profitability of its business. These estimates of future income are projected through the life of the deferred tax asset using assumptions which management believes to be reasonable.

As of December 31, 2002, the Company had carryforward tax losses of approximately NIS 2,000 million and timing differences of approximately NIS 300 million. The Company did not have a substantial record of utilization of the carryforward tax losses (the Company had its first net income during 2002), and the Company had not been assessed for tax purposes since incorporation. Consequently, management’s assessment was, that a full valuation allowance should be established.

Based on the methodology described above, the Company’s updated estimates of its future earnings and profitability, assessments relating to the cellular market and trends, and the receipt of final tax assessments for the tax years through December 31, 2001, which validated the amount of the carryforward tax losses, the Company concluded that a valuation allowance is no longer necessary. Accordingly, a valuation allowance of approximately NIS 653 million (approximately $ 149 million) was reversed during 2003.

The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.

During the year 2003, the Company utilized NIS 450 million ($ 103 million) of its carryforward tax losses.

As of December 31, 2003, the Company would require approximately NIS 1,760 million of future taxable income in order to fully realize the related deferred tax assets.

A full valuation allowance was provided in respect of the wholly-owned subsidiary, as it is more likely than not that its deferred tax assets will not be realized.

A valuation allowance was provided in respect the portion of tax benefits arising from options granted to employees, which will not be realized.

e.	The difference between the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to the Company (see b. above), and the actual tax expenses as reported in the statement of operations for the year ended December 31, 2003 results almost entirely from changes in the valuation allowance.

f.	Tax assessments:

1)	The Company has received final assessment through the year ended December 31, 2001.

2)	The subsidiary has not been assessed for tax purposes since incorporation.

NOTE 11 — LIABILITIES SECURED BY PLEDGES AND RESTRICTIONS PLACED IN RESPECT OF LIABILITIES

     At December 31, 2003, balances of liabilities of the Company in the amount of NIS 1,807 million ($ 413 million), are secured by fixed charges on the fixed assets (including leasehold rights), share capital and insurance rights, and by floating charges on the assets. The Company has also undertaken under the facility agreement not to register any further charges on its assets, with certain exceptions (see also note 5).

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a.	Linkage of monetary balances:

1)	As follows:

	December 31, 2003
	In/or linked to
	foreign currencies	Linked to the
	(mainly dollars)	Israeli CPI	Unlinked
	In thousands
NIS:
Assets	1,443	18,309	519,009

Liabilities	907,545	365,995	1,902,022

Convenience translation into dollars:
Assets	329	4,181	118,522

Liabilities	207,249	83,580	434,351

2)	Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange rate of one	Israeli
	dollar	CPI*
At December 31:
2003	NIS 4.379	178.58 points
2002	NIS 4.737	182.01 points
2001	NIS 4.416	170.91 points
2000	NIS 4.041	168.53 points
Increase (decrease) during the year:
2003	(7.6%)	(1.9%)
2002	7.3%	6.5%
2001	9.3%	1.4%

*	Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

b.	Derivative financial instrument — foreign exchange risk management

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

The notional amounts of foreign currency derivatives as of December 31, 2002 and 2003 are as follows:

	December 31
	2002	2003	2003
			Convenience translation
	NIS		into dollars
	(In millions)
Currency options purchased – for the exchange of dollars into NIS	431	88	20

Currency options written – for the exchange of dollars into NIS	431	44	10

Forward transactions – for the exchange of:
Dollars into NIS	264	568	130

Euros into NIS	52

Embedded derivatives - Dollars into NIS	41	209	48

The derivatives financial instruments are for a period of up to one year. As of December 31, 2003, the remaining contractual lives are for periods up to one year.

c.	Fair value of financial instruments

The financial instruments of the Company as of December 31, 2003 consist mainly of non-derivative assets and liabilities (items included in working capital and long-term liabilities); the Company also has some derivatives, which are presented at their fair value.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying value. The fair value of long-term loans approximates the carrying value, since they bear interest at rates close to the prevailing market rates.
Regarding the fair value of Notes payable see note 6.

The fair value of derivatives as of December 31, 2003, is a liability of approximately NIS 11.5 million (approximately $ 2.6 million) (December 31, 2002 — approximately NIS 2 million).

NOTE 13 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

a. Accounts receivable:

	December 31
	2002	2003	2003
			Convenience
			translation into
	NIS		dollars
	In thousands
1) Trade (current and long-term)
The item is presented after the deduction of:
(a) Deferred interest income*	(1,040)	(3,183)	(727)

(b) Allowance for doubtful accounts	(74,622)	(77,295)	(17,651)

*	Long-term trade receivables (including current maturities) as of December 31, 2002 and 2003 in the amount of NIS 4,561,000 and NIS 26,275,000 ($6,000,000), respectively, bear no interest. These balances are in respect of handsets sold in installments (mostly 36 monthly payments).

Income in respect of deferred interest is the difference between the original and the present value of the trade receivable. The current amount is computed on the basis of the interest rate relevant to the date of the transaction (6.3% - 10%).

2)	Other:

	December 31
	2002	2003	2003
			Convenience
			translation
	NIS		into dollars
	In thousands
Government institutions	12,144	19,396	4,429
Prepaid expenses	24,040	17,603	4,020
Sundry	14,802	19,544	4,463

	50,986	56,543	12,912

b.	Accounts payable and accruals - other:

	December 31
	2002	2003	2003
			Convenience
			translation into
	NIS		dollars
	In thousands
Employees and employee institutions	60,974	86,130	19,669
Provision for vacation and recreation pay	20,578	21,138	4,827
Government institutions	23,704	38,235	8,731
Income received in advance	40,979	44,601	10,185
Accrued interest on long-term liabilities	49,030	45,156	10,312
Derivatives instruments	1,881	11,546	2,637
Handsets warranty	2,589	2,053	469
Sundry	2,431	3,726	851

	202,166	252,585	57,681

c.	Asset retirement obligations - the changes in the asset retirement obligations for the year ended December 31, 2003, are as follows:

		Convenience
		translation
	NIS	into dollars
	In thousands
January 1, 2003	4,665	1,065
Liability incurred during the year	626	143
Liability settled during the year	(341)	(78)
Accretion expenses	296	68
Revision in the estimates during the year	1,121	256

Balance at December 31, 2003	6,367	1,454

d.	Financial expenses, net:

	Year ended December 31
	2001	2002	2003	2003
				Convenience
				translation into
	NIS			dollars
	In thousands
Financial income	(9,879)	(5,052)	(1,952)	(446)
Financial expenses	306,724	350,377	320,771	73,252
Derivatives instruments	(169)	(8,302)	59,580	13,606
Exchange rate differences	73,352	69,797	(59,168)	(13,512)
CPI Linkage differences	21,893	35,723	(4,554)	(1,040)
Factoring costs	9,006	9,614	17,111	3,908
Less - capitalized interest		(6,977)	(10,078)	(2,301)

	400,927	445,180	321,710	73,467

e.	Diluted EPS

Following are data relating to the net income (loss) and the weighted average number of shares that were taken into account in computing the basic and diluted EPS (the effect of the inclusion of the options for the year 2001 is anti-dilutive):

	Year ended December 31
	2001	2002	2003	2003
				Convenience
				translation into
	NIS			dollars
	In thousands
Net income (loss) used for the computation of basic and diluted EPS (in thousands)	(303,362)	84,198	1,162,650	265,506

Weighted average number of shares used in computation of basic EPS	178,909,274	179,984,090	181,930,803	181,930,803
A d d - net additional shares from assumed exercise of employee stock options	4,593,060	3,085,304	1,312,354	1,312,354

Weighted average number of shares used in computation of diluted EPS	183,502,334	183,069,394	183,243,157	183,243,157

NOTE 14 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a.	Transactions with related parties:

	Year ended December 31
	2001	2002	2003	2003
				Convenience
				translation
	NIS			into dollars
	In thousands
Acquisition of handsets from related party	300,024	185,237	203,675	46,512

Financial expenses, net	60,202	81,212	67,906	15,507

Selling commissions and maintenance expenses	26,807	20,624	7,458	1,703

b.	Balances with related parties:

	December 31
	2002	2003	2003
			Convenience
			translation into
	NIS		dollars
	In thousands
Cash and cash equivalents	643	1,855	424

Current liabilities	7,200	19,066	4,354

Long-term liabilities	692,572	491,987	112,351

c.	Cost sharing agreement

The Company has entered into a Cost Sharing Agreement (the “Agreement”) with Hutchison Telecommunications Limited, or HTL, and certain of its subsidiaries (hereafter -“the Hutchison group”). The principal purpose of the Agreement is to regulate the sharing of costs associated with various joint procurement and development activities relating to the roll out and operation of a 3G Business.

The Agreement sets out the basis upon which expenses and liabilities are paid or discharged by the Hutchison group companies in connection with the joint procurement or development activities.

Under the Agreement, the Company has the right to decide, and give notice of, which of the joint projects it wishes to participate in.

As of December 31, 2003, the Company had given notice of its participation in six projects. The Company’s expected share in these projects in financial terms (including its share of joint expenses and liabilities) is not material.

NOTE 15 - SUBSEQUENT EVENT

     On March 15, 2004, the Company signed a Memorandum Of Agreement (“MOA”) with Matav - Cable Systems Media Ltd. (“Matav”) and its shareholders, Dankner Investments Ltd. and Delek Investments Ltd.-, which are all considered related parties of the Company.

     Matav is one of Israel’s three cable television providers and its shares are registered both in the US and Israel.

     The MOA sets out the principles for a transaction, under which the Company will purchase up to 40% of the shareholding of Matav in consideration for up to $137 million in cash, and receive control in Matav for a period of two years from the closing date. The transaction is subject to a number of conditions precedent, including, inter-alia, the approval of the parties’ respective boards of directors, as stipulated in the MOA, and other necessary corporate approvals. As of March 30, 2004, these conditions have not been met yet.

     The Company is examining a number of options to finance the transaction.

SIGNATURES

     The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Partner Communications Company Ltd.

By:	/s/ Alan Gelman
Chief Financial Officer
April 30, 2004

By:	/s/ Amikam Cohen
Chief Executive Officer
April 30, 2004

EXHIBIT INDEX

Exhibit No.	Description
++1.1	Partner’s Articles of Association

*1.2	Partner’s Certificate of Incorporation

*1.3	Partner’s Memorandum of Association

**2.(a).1	Form of Share Certificate

**2.(a).2	Form of Deposit Agreement including Form of ADR Certificate

*2.(b)	Form of Indenture between Partner and The Bank of New York, as trustee, including form of note

**4.(a).1	Relationship Agreement dated October 10, 1999

**4.(a).2	License from the Israeli Ministry of Communications issued April 8, 1998

**4.(a).3	Bank Facility dated August 13, 1998

**4.(a).4	License Agreement for use of the Orange Brand in Israel dated September 14, 1998

**4.(a).5	Brand Support/Technology Transfer Agreement dated July 18, 1999

**4.(a).6	Agreement with Ericsson Radio Systems AB dated May 28, 1998

#++4.(a).7	Agreement with LM Ericsson Israel Ltd. dated November 25, 2002

#***4.(a).8	Dealer Agreement with Super-Pharm dated February 11,2001

**4.(a).9	Lease Agreement with Mivnei Taasia dated July 2, 1998

**4.(a).10	Interconnect Agreement with Cellcom dated February 15, 1999

**4.(a).11	Interconnect Agreement with Pelephone dated May 1, 1999

*4.(a).12	Amending and Rescheduling Agreement dated July 9, 2000

++4.(a).13	Supplemental Agreement dated April 18, 2002

+4.(a).14	Amendment to Relationship Agreement dated April 23, 2002

***4.(a).15	Amendment No. 1 to License from the Israeli Ministry of Communications issued May 11, 1999

***4.(a).16	Amendment No. 2 to License from the Israeli Ministry of Communications issued September 29, 1999

***4.(a).17	Amendment No. 3 to License from the Israeli Ministry of Communications issued October 3, 1999

***4.(a).18	Amendment No. 4 to License from the Israeli Ministry of Communications issued June 28, 2000

***4.(a).19	Amendment No. 5 to License from the Israeli Ministry of Communications issued September 10, 2000

***4.(a).20	Amendment No. 6 to License from the Israeli Ministry of Communications issued March 19, 2001

+4.(a).21	Amendment No. 7 to License from the Israeli Ministry of Communications issued September 23, 2001

+4.(a).22	Amendment No. 8 to License from the Israeli Ministry of Communications issued December 27, 2001

+4.(a).23	Amendment No. 9 to License from the Israeli Ministry of Communications issued March 13, 2002

+4.(a).24	Amendment No. 10 to License from the Israeli Ministry of Communications issued April 14, 2002

+4.(a).26	Amendment No. 11 to License from the Israeli Ministry of Communications issued April 25, 2002

++4.(a).27	Amendment No. 12 to License from the Israeli Ministry of Communications issued June 26, 2002

++4.(a).28	Amendment No. 13 to License from the Israeli Ministry of Communications issued June 30, 2002

Exhibit No.	Description
++4.(a).29	Amendment No. 14 to License from the Israeli Ministry of Communications issued September 11, 2002

++4.(a).30	Amendment No. 15 to License from the Israeli Ministry of Communications issued October 24, 2002

++4.(a).31	Amendment No. 16 to License from the Israeli Ministry of Communications issued November 26, 2002

++4.(a).32	Amendment No. 17 to License from the Israeli Ministry of Communications issued February 2, 2003

4.(a).33	Amendment No. 18 to License from the Israeli Ministry of Communications issued May 29, 2003

4.(a).34	Amendment No. 19 to License from the Israeli Ministry of Communications issued July 31, 2003

4.(a).35	Amendment No. 20 to License from the Israeli Ministry of Communications issued October 8, 2003

4.(a).36	Amendment No. 21 to License from the Israeli Ministry of Communications issued October 9, 2003

4.(a).37	Amendment No. 22 to License from the Israeli Ministry of Communications issued March 16, 2004.

4.(a).38	Amendment No. 23 to License from the Israeli Ministry of Communications issued March 21, 2004.

+4.(a).39	Amending Agreement to the Facility Agreement dated January 8, 2002

+4.(a).40	Amending Agreement to the Facility Agreement dated January 30, 2002

+4.(a).41	Amending Agreement to the Facility Agreement dated February 6, 2002

+4.(a).42	Amending Agreement to the Facility Agreement dated February 28, 2002

+4.(a).43	Amending Agreement to the Facility Agreement dated March 14, 2002

+4.(a).44	Amending Agreement to the Facility Agreement dated March 24, 2002

+4.(a).45	Amending Agreement to the Facility Agreement of April 2002

+4.(a).46	Amending Agreement to the Facility Agreement dated April 24, 2002

++4.(a).47	Amending Agreement to the Facility Agreement dated December 31, 2002

#4.(a).48	Purchase Agreement with Nortel Networks ISRAEL (Sales and Marketing) Ltd. Dated November 12, 2003.

6.	See Note 1q to our financial statements for information explaining how earnings (loss) per share information was calculated.

8.	List of Subsidiaries

12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.(a).1	Consent of Kesselman & Kesselman

*	Incorporated by reference to our registration statement on Form F-1 (No. 333-12340).

**	Incorporated by reference to our registration statement on Form F-1 (No. 333-10992).

***	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2000.

+	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2001.

++	Incorporated by reference to our annual report on Form 20F for the fiscal year ended December 31, 2002.

#	Confidential treatment requested.

     Confidential material has been redacted and has been separately filed with the Securities and Exchange Commission.