Form 20-F
period 2004-12-31
PARTNER COMMUNICATIONS CO LTD
filed 2005-04-22
CIK 1096691

As filed with the Securities and Exchange Commission April 22, 2005

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
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

ORDINARY SHARES OF NIS 0.01 EACH	184,037,221

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

        In this document, references to “$,” “US$,” “US dollars” and “dollars” are to United States dollars and references to “NIS” and “shekels” are to New Israeli Shekels. This annual report contains translations of NIS amounts into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this annual report as convenience translations could have been or could be converted from NIS into US dollars at these rates, at any particular rate or at all. The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the representative exchange rate on December 31, 2004 of NIS 4.308= US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data.”

        We maintain our financial books and records in shekels. Our financial statements included in this annual report are prepared in accordance with accounting principles generally accepted in the United States, or US GAAP, and the accompanying discussion of the results of our operations is based on our results under US GAAP. See “Item 18. Financial Statements” and “Item 5A. Operating and Financial Review and Prospects – Operating Results”.

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

        Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this annual report, including the statements in the sections of this annual report entitled “Item 3D. Key Information – Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and located elsewhere in this annual report regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

        Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

—	the effects of the high degree of regulation in the telecommunications market in which we operate;

—	regulatory developments relating to tariffs, including interconnect tariffs;

—	regulatory developments related to the implementation of number portability;

—	the difficulties associated with obtaining all permits required for building and operating of antenna sites;

—	alleged health risks related to antenna sites and use of telecommunication devices;

—	the possible requirement to indemnify planning committees in respect of claims made against them relating to the depreciation of property values or to alleged health damages resulting from antenna sites;

—	the effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change our customer mix, profitability and average revenue per user, and the response of competitors to industry and regulatory developments;

—	the impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

—	uncertainties about the degree of growth in the number of consumers in Israel using wireless personal communications services and the growth in the Israeli population;

—	the risks associated with the implementation of a third generation (3G) network and business strategy, including risks relating to the operations of new systems and technologies, expenditures required and potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;

—	the risks associated with technological requirements, technology substitution and changes and other technological developments;

—	fluctuations in foreign exchange rates;

—	the availability and cost of capital and the consequences of increased leverage;

—	the results of litigation filed or that may be filed against us; and

—	the possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;

as well as the risks discussed in “Item 3D. Key Information – Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3A. Selected Financial Data

        The following table sets forth our selected financial data as at and for each of the years in the five-year period ended December 31, 2004 prepared in accordance with US GAAP. The selected financial data for each of the years in the three-year period ended December 31, 2004 and at December 31, 2004 and 2003 are derived from our consolidated financial statements set forth elsewhere in this annual report. The selected financial data for each of the years ended December 31, 2001 and December 31, 2000 and at December 31, 2002, 2001 and 2000 are derived from our audited financial statements not appearing in this annual report. We were incorporated in September 1997 and began full commercial operations on January 1, 1999. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the financial statements and notes thereto included elsewhere in this annual report.

	Year ended December 31,
	2000	2001	2002	2003	2004	2004
	New Israeli Shekels In thousands (except per share data)					Convenience translation into US$

Statement of Operations Data
Revenues, net
Services	1,969,176	2,972,079	3,766,584	4,117,887	4,615,781	1,071,444
Equipment	134,683	277,270	287,979	349,832	524,956	121,856

	2,103,859	3,249,349	4,054,563	4,467,719	5,140,737	1,193,300
Cost of revenues
Services	1,653,454	2,187,612	2,499,534	2,586,707	2,885,077	699,702
Equipment	508,053	531,551	569,924	549,749	729,937	169,438

	2,161,507	2,719,163	3,069,458	3,136,456	3,615,014	839,140

Gross profit (loss)	(57,648)	530,186	985,105	1,331,263	1,525,723	354,160
Selling and marketing expenses	327,881	292,960	308,079	314,008	325,244	75,498
General and administrative
expenses	154,637	134,282	143,594	162,387	181,133	42,045

Operating profit (loss)	(540,166)	102,944	533,432	854,868	1,019,346	236,617
Financial expenses, net	228,609	400,927	445,180	321,710	260,545	60,479
Loss on impairment of investments
in non-marketable securities	-	8,862	4,054	3,530	-	-

Income (loss) before tax	(768,775)	(306,845)	84,198	529,628	758,801	176,138
Tax benefit (tax expenses)	-	-	-	633,022	(287,248)	(66,678)

Income (loss) before cumulative
effect of a change in accounting
principles	(768,775)	(306,845)	84,198	1,162,650	471,553	109,460
Cumulative effect, at beginning
of year, of a change in
accounting principles	-	3,483	-	-	-	-

Net income (loss) for the year	(768,775)	(303,362)	84,198	1,162,650	471,553	109,460

	Year ended December 31,
	2000	2001	2002	2003	2004	2004
	New Israeli Shekels In thousands (except per share data)					Convenience translation into US$

Earnings (loss) per ordinary share
and per ADS
Basic:
Before cumulative effect	(4.30)	(1.72)	0.47	6.39	2.57	0.60
Cumulative effect	-	0.02	-	-	-	-

	(4.30)	(1.70)	0.47	6.39	2.57	0.60

Diluted:
Before cumulative effect	(4.30)	(1.72)	0.46	6.34	2.56	0.60
Cumulative effect	-	0.02	-	-	-	-

	(4.30)	(1.70)	0.46	6.34	2.56	0.60

Weighted average number of shares
outstanding
Basic:	178,888,888	178,909,274	179,984,090	181,930,803	183,389,383	183,389,383

Diluted:	178,888,888	178,909,274	183,069,394	183,243,157	184,108,917	184,108,917

Other Financial Data

Capital expenditures, net	544,927	599,493	556,376	232,293	600,944	139,495
EBITDA(1)	(58,741)	656,369	1,052,240	1,379,830	1,575,996	365,830
Statement of Cash Flow Data
Net cash provided by (used in)
operating activities	(353,272)	422,548	682,191	1,031,492	1,272,802	295,450
Net cash used in investing activities	(809,731)	(629,061)	(815,968)	(376,769)	(673,616)	(156,364)
Net cash provided by (used in)
financing activities	748,775	210,916	129,865	(652,309)	(598,349)	(138,892)
Balance Sheet Data (at year end)
Current assets	588,545	631,148	816,416	865,319	1,057,148	245,392
Investments and long-term receivables	119,524	140,969	45,991	72,630	165,815	38,490
Fixed assets, net	1,507,045	1,749,052	1,864,511	1,694,584	1,843,182	427,851
License and deferred charges, net	1,289,933	1,112,959	1,269,348	1,325,948	1,325,592	307,705
Deferred income taxes	-	-	-	413,752	94,442	21,922

Total assets	3,505,047	3,634,128	3,996,266	4,372,233	4,486,179	1,041,360

Current liabilities (2)	583,243	1,194,704	735,153	760,256	859,741	199,568
Long-term liabilities (2)	2,832,964	2,633,200	3,357,497	2,536,413	2,039,363	473,390

Total liabilities	3,416,207	3,827,904	4,092,650	3,296,669	2,899,104	672,958

Shareholders' equity (capital
deficiency)	88,840	(193,776)	(96,384)	1,075,564	1,587,075	368,402

Total liabilities and shareholders'
equity	3,505,047	3,634,128	3,996,266	4,372,233	4,486,179	1,041,360

(1)	EBITDA represents earnings (loss) before interest, taxes, depreciation and amortization. EBITDA is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results; nor is it meant to be predictive of potential future results. The EBITDA figures presented above are substantially the same as those resulting from the calculation of Consolidated Adjusted EBITDA as required under the indenture governing our 13% senior subordinated notes due 2010, or the Notes due 2010.

(2)	See Notes 5, 6 and 7 to our consolidated financial statements for information regarding long-term liabilities and current maturities of long-term bank loans.

	Year ended December 31,
	2000	2001	2002	2003	2004	2004
	New Israeli Shekels In thousands					Convenience translation into US $

Reconciliation Between Operating Cashflow
and EBITDA
Net cash provided by (used in) operating
activities	(353,272)	422,548	682,191	1,031,492	1,272,802	295,450
Liability for employee rights upon
retirement	(11,581)	(18,736)	(18,632)	(15,540)	(16,302)	(3,784)
Accrued interest, exchange and linkage
differences on long-term liabilities	13,214	(54,522)	(91,027)	67,438	10,258	2,381
Amount carried to deferred charges	7,489	22	3,805	–	–	–
Accrued interest, exchange and linkage
differences on security deposit	2,574	6,590	6,925	(8,877)	–	–
Sundry	(181)	–	–	–	–	–
Increase (Decrease) in accounts receivable:
Trade	197,308	55,944	56,638	(22,721)	225,860	52,428
Other	(23,970)	14,235	8,056	5,557	13,615	3,160
Decrease (Increase) in accounts payable and
accruals:
Trade	(93,499)	(57,271)	(31,909)	93,444	(135,600)	(31,476)
Shareholder – current account	(20)	2,230
Other	(84,685)	(68,068)	(14,796)	(47,541)	(41,613)	(9,659)
Increase (Decrease) in inventories	65,614	(36,859)	12,996	(34,647)	(1,205)	(280)
Increase in asset retirement obligation				(1,228)	(464)	(108)
Financial Expenses(*)	221,906	393,739	437,993	312,453	248,645	57,718

EBITDA	(58,741)	656,369	1,052,240	1,379,830	1,575,996	365,830

(*) Financial expenses excluding any charge for the amortization of pre-launch financial costs.

	At December 31,
	2002	2003	2004

Industry Data
Estimated population of Israel (in thousands)(1)	6,631	6,748	6,864
Estimated Israeli mobile telephone subscribers (in thousands)(2)	6,333	6,618	7,225
Estimated Israeli mobile telephone penetration(3)	96%	98%	105%

	Year ended December 31					Three months ended
	2000	2001	2002	2003	2004	March 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004

Partner Data
Subscribers (000's) (at period
end)(4)	834	1,458	1,837	2,103	2,340	2,165	2,202	2,269	2,340
Pre-paid	132	389	540	639	700	664	678	693	700
Post-paid (private)	526	829	1,004	1,117	207	1,136	1,145	1,172	1,207
Post-paid (business)	176	240	293	347	433	364	379	404	433
Share of total Israeli
subscribers (at period end)(5)	21%	27%	29%	31%	32%	32%	32%	32%	32%

	Year ended December 31					Three months ended
	2000	2001	2002	2003	2004	March 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004

Average monthly usage per
subscriber (mins.)(6)	392	318	280	277	286	280	283	291	288
Average monthly revenue per
subscriber including inroaming
(NIS)(7)	306	214	183	171	170	168	171	176	167
Churn rate(8)	5.5%	5.8%	10.9%	13.6%	12%	3.3%	3.3%	2.6%	2.9%
Subscriber acquisition costs
per subscriber (NIS)(9)	819	458	470	362	295	267	293	277	339
Estimated coverage of Israeli
population (at period end)(10)	97%	97%	97%	97%	97%	97%	97%	97%	97%
Number of operational base
stations (at period end)	1,355	1,882	2,035	2,138	2,243	2,143	2,178	2,210	2,243
Number of microsites out of
total number of operational
base stations (at period end)	347	703	726	729	723	725	733	730	723
Number of employees (full time
equivalent) (at period
end)(11)	2,131	2,523	2,685	2,769	3,164	2,963	3,084	3,107	3,164

(1)	The population estimates are published by the Central Bureau of Statistics in Israel.

(2)	We have estimated the total number of Israeli mobile telephone subscribers from information contained in published reports issued by, and public statements made by, Pelephone Communications Israel Ltd., or Pelephone, and Cellcom Israel Ltd., or Cellcom, or by their shareholders and from Partner subscriber data at December 31, 2002, 2003 and 2004.

(3)	Total number of estimated Israeli mobile telephone subscribers expressed as a percentage of the estimated population of Israel. This includes dormant subscribers as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers.

(4)	In accordance with general practice in the mobile telephone industry, we use the term “subscriber”, unless the context otherwise requires, to indicate a telephone, rather than either a bill-paying network customer, who may have a number of telephones connected to the network, or a mobile telephone user who may share a single telephone with a number of other users. “Subscriber” includes our pre-paid customers. References to the number of subscribers are stated net of subscribers who leave or are disconnected from the network, or who have not generated revenue for the Company for a period of over six consecutive months ending at a reporting date.

(5)	Total number of Partner subscribers expressed as a percentage of the estimated total number of Israeli subscribers.

(6)	We have calculated our average monthly usage per subscriber by (i) dividing, for each month in such period, the total number of minutes of usage, excluding in-roaming usage, during such month by the average of the number of our subscribers, and (ii) dividing the sum of such results by the number of months in the relevant period.

(7)	We have calculated Partner average monthly revenue per subscriber by (i) dividing, for each month in the relevant year, the Partner revenue during the month, excluding revenue from equipment sales and including revenue from foreign Global System for Mobile Communications, or GSM, network operators for calls made by their roaming customers while in Israel using our network, by the average number of Partner subscribers during that month, and (ii) dividing the sum of all such results by the number of months in the relevant period. We have presented the amounts in NIS.

(8)	We define the “churn rate” as the total number of subscribers who disconnect from our network, either involuntarily or voluntarily, in a given period expressed as a percentage of the average of the number of our subscribers at the beginning and end of such period. Our churn rate includes subscribers who have not generated revenue for us for a period of the last six consecutive months ending at a reporting date. Involuntary churn includes disconnections due to non-payment of bills or suspected fraudulent use, and voluntary churn includes disconnections due to subscribers switching to a competing mobile telephone network or terminating their use of our services. From July 2002, we refined our criteria for reporting active subscribers. As a result, we have included in churn for this period those subscribers who generated minute revenues only from incoming calls directed to their voice mail.

(9)	Subscriber acquisition costs, or SAC, include mainly handset and car kit costs, net of revenues received from sales of handsets, referred to as “handset subsidies”, and commissions paid to dealers, distributors and sales personnel. Subscriber acquisition costs per subscriber are calculated by dividing the subscriber acquisition costs incurred during the reporting period by the number of subscribers acquired in the reporting period. The aforementioned components of SAC are included in our consolidated financial statements as follows: handset and car kit costs – in “cost of equipment revenues”; commissions paid to dealers, distributors and sales personnel – in “selling and marketing expenses”; and revenues received from sales of handsets – in “equipment revenues”.

(10)	We measure coverage using computerized models of our network, radio propagation characteristics and topographic information to predict signal levels at two meters above ground level in areas where we operate a cell site. According to these coverage results, we estimate the population serviced by our network and divide this by the estimated total population of Israel. Estimates are published by the Central Bureau of Statistics in Israel.

(11)	A full-time employee is contracted to work a standard 186 hours per month. Part-time employees are converted to full-time equivalents by dividing their contracted hours per month by the full-time standard. The result is added to the number of full-time employees to determine the number of employees on a full-time equivalent basis.

Exchange Rate Data

        The following table sets forth, for the years indicated, exchange rates between the shekel and the US dollar, expressed as shekels per US dollar and based upon the daily representative rate of exchange on the last day of each year as published by the Bank of Israel.

	2000	2001	2002	2003	2004

Average(1)	4.077	4.220	4.736	4.512	4.480
High	4.198	4.416	4.994	4.924	4.634
Low	3.967	4.067	4.437	4.283	4.308
End of period	4.041	4.416	4.737	4.379	4.308

(1)     Calculated based on the average of the exchange rates on the last day of each month during the relevant period.

	October 2004	November 2004	December 2004	January 2005	February 2005	March 2005

High	4.481	4.453	4.374	4.414	4.392	4.379
Low	4.430	4.363	4.308	4.308	4.357	4.299

On April 19, 2005, the exchange rate was NIS 4.374 per US dollar as published by the Bank of Israel. Changes in the exchange rate between the shekel and the US dollar could materially affect our financial results.

3B. Capitalization and Indebtedness

Not applicable.

3C. Reasons for the Offer and Use of Proceeds

Not applicable.

3D. Risk Factors

We operate in a highly regulated telecommunications market which limits our flexibility to manage our business. In particular, the regulator’s decisions may materially adversely affect our results of operations.

        Our business is highly regulated. We are subject to government regulation regarding telecommunications licenses, antitrust, frequency allocation and costs and arrangements pertaining to interconnection and leased lines. Our business and operations could be adversely affected by changes in laws, regulations or government policy affecting our business activities, such as decisions by the regulator:

—	reducing call and/or SMS termination tariffs (as described below under “ – We may be adversely affected by regulatory developments relating to interconnect tariffs”);

—	changing the method of calculating call duration;

—	implementing number portability in the cellular market in Israel (as described below under “ – We may be adversely affected by regulatory developments relating to number portability”);

—	increasing the rate of royalties to be paid to the State of Israel;

—	broadening the range of the types of revenues on which royalties are paid;

—	setting policies and imposing new regulations governing electronic trade and content services, including 3G content services;

—	changing the regulation affecting our roaming business; and

—	otherwise limiting the prices that we may charge our customers.

        Further risks and uncertainties result from the fact that changes in such laws, regulations or government policy may not be adopted or implemented in the manner that we expect and may be further amended, interpreted or enforced in an unexpected manner or in a manner adverse to us.

We may be adversely affected by regulatory developments relating to interconnect tariffs.

        The Ministry of Communications reduced call termination tariffs from NIS 0.50 per minute to NIS 0.45 per minute at the beginning of 2003. In addition, the Ministry of Communications amended our license and the relevant regulations, reducing SMS termination tariffs from NIS 0.38 to NIS 0.285 effective May 1, 2004.

        In November 2004, the Ministry of Communications issued regulatory changes further reducing call termination tariffs, effective March 1, 2005, from NIS 0.45 to NIS 0.32, with additional reductions mandated as follows: effective March 1, 2006, to NIS 0.29 per minute; effective March 1, 2007, to NIS 0.26 per minute; and effective March 1, 2008, to NIS 0.22 per minute. At the same time, the Ministry of Communications reduced SMS termination tariffs, effective March 1, 2005, from NIS 0.285 to NIS 0.05, with an additional reduction mandated effective March 1, 2006 to NIS 0.025. We have implemented cost-cutting measures as well as price increases and repackaging our tariff plans. Depending on the effectiveness of such steps, and other factors such as general market conditions, these regulatory changes may negatively impact our revenues and profits.

        At the same time as it announced the regulatory changes described above, the Ministry of Communications also indicated that it intends to start implementing a process to bring about unification of rates for calls terminating on and off an operator’s network and that it intends to hold preliminary hearings with the cellular operators in Israel on this matter in 2005. Additionally, the Ministry of Communications announced that billing units will be reduced from the present intervals of up to 12 second units to 1 second intervals effective December 31, 2008. These changes, if implemented, could also adversely affect our revenues and profits.

Recent statements by the Israeli Commissioner of Restrictive Trade Practices have indicated that he may seek a change in the law that could result in increased anti-trust regulation on the mobile telephone industry in Israel, which could have a material adverse effect on our revenues and financial results.

        In recent statements, the Israeli Commissioner of Restrictive Trade Practices has expressed his view that the mobile telephone industry in Israel operates as an oligopoly and that the Israeli government should intervene to regulate prices. In part, the Commissioner based his statements on the increase in prices by the mobile telephone operators as a result of the Ministry of Communications’ decision to lower call termination tariffs. The chairman of the Knesset’s Economic Committee announced that the committee would act to declare the mobile telephone operators as an oligopoly. Such a finding could result in increased regulatory intervention (including with regard to tariffs and tariffing practices), the application of certain limitations on our conduct and increased litigation.

        Additional regulation, including as a result of our being declared, together with the other mobile telephone operators in Israel, as part of an oligopoly, could materially and adversely affect our revenues and our financial results.

We have had difficulties obtaining some of the permits for which we have applied, and have not yet applied for other permits that are required for the erection of our antenna sites. These difficulties could continue and therefore affect our ability to erect or maintain antenna sites. This could have an adverse effect on the extent, quality and capacity of our network coverage and may result in criminal or civil liability to us or to our officers and directors.

        Our ability to maintain and improve the extent and quality of our network coverage depends in part on our ability to obtain appropriate sites and approvals to install our network infrastructure, including antenna sites. The erection and operation of most of these antenna sites require building permits from local or regional zoning authorities, as well as a number of additional permits from governmental and regulatory authorities, such as:

—	erection and operating permits from the Ministry of the Environment;

—	permits from the Civil Aviation Authority, in certain cases; and

—	permits from the Israeli Defense Forces.

In addition, as part of our 3G network build out, we are erecting additional antenna sites and making modifications to our existing antenna sites, for which we may be required to obtain new consents and approvals.

        Like our competitors, we have experienced difficulties in obtaining some of these consents and permits, especially from local building authorities. As of December 31, 2004, approximately 30% of our antenna sites were operating without local building permits. A substantial portion of these are microsites. We believe that a portion of the sites operating without permits from local authorities do not require local building permits under the Planning and Building Law 1965. If we continue to experience difficulty in obtaining approvals for the erection of antenna sites, this could adversely affect our existing network, delay the erection of additional antenna sites to our network and adversely impact our 3G network build-out. This difficulty could have an adverse effect on the extent, quality and capacity of our network coverage and on our ability to continue to market our products and services effectively. Our inability to resolve these issues in a timely manner could also prevent us from achieving or maintaining the network coverage and quality requirements contained in our license.

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

        The erection of an antenna site without a required local building permit is a violation of the Planning and Building Law, 1965 and, in some cases, has resulted in a demolition order being imposed on us and in the filing of criminal charges and civil proceedings against us and our officers and directors. We may be further faced with additional demolition orders, monetary penalties and criminal charges, including against our officers and directors.

There are alleged health risks related to antenna sites and the use of mobile telecommunications devices, including handsets. The actual or perceived health risks of mobile telephone communications devices could have a material adverse effect on our business, operations and financial condition.

        A number of studies have been conducted to examine the health effects of wireless phone use and antenna sites, and some of these studies have been construed as indicating that wireless phone use causes adverse health effects. Media reports have suggested that radio frequency emissions from antenna sites, wireless handsets and other mobile telecommunication devices may raise various health concerns, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Several lawsuits have been filed against operators and other participants in the wireless industry alleging adverse health effects and other claims relating to radio frequency transmissions to and from handsets and other mobile telecommunications devices. We may be subject to potential future litigation relating to these health concerns.

        The actual or perceived health risks of mobile telephone communications devices could have a material adverse effect on our business, operations and financial condition, including through exposure to potential liability, a reduction in subscribers, reduced usage per subscriber and increased difficulty in obtaining sites for base stations. Furthermore, we do not expect to be able to obtain insurance with respect to such liability.

In connection with certain building permits, we may also be required to indemnify certain planning committees in respect of claims against them relating to the depreciation of property values or to alleged health damage that result from antenna sites, which may have a material adverse effect on our financial condition and results of operations

        The extent of our potential liability in connection with alleged health risks relating to antenna sites or in connection with alleged depreciation in the value of nearby properties as a result of the building of antenna sites may be increased as a result of a number of developments. First, since National Building Plan 36 was approved, some planning committees have started to require that, as a precondition for issuing new permits for antenna sites, we submit an undertaking to indemnify the committee against claims for depreciation in the value of nearby properties as a result of issuing a permit to build, and the building of, antenna sites. Our position, like that of the other mobile network operators, is that under existing law and the National Building Plan, the planning committees have no authority to require us to submit such an undertaking. Recently, our position received support in a judicial decision of the District Court of Tel Aviv. However, the National Council for Planning and Building decided to add the requirement described above to National Building Plan 36 itself. In order for such a requirement to be included in the National Building Plan and to become effective, it has to be approved by a Governmental Ministers Committee. At this stage we cannot predict whether such a requirement will become effective. However, if it will eventually become effective it may have a material effect on our financial condition and results of operations.

        Second, legislation is pending in the Knesset which, if enacted, would require that, as a precondition for issuing building permits for antenna sites, we submit an undertaking to indemnify the building and planning committee against claims for both depreciation in the value of nearby properties and health damage that result from the issuance of a permit to build, and the building of, antenna sites. According to the pending legislation, we would be required to submit such an undertaking also in relation to antenna sites for which we had obtained building permits prior to the date the pending legislation takes effect. The pending legislation also provides that in a class action claim regarding damage to health from any antenna sites, a defendant would have the burden of proving that the damage to health was not caused by such sites. The pending legislation also provides absolute liability for offenses committed and prescribes liability for officers of a company violating such law. For more information, see “- We have had difficulties obtaining some of the permits for which we have applied, and have not yet applied for other permits that are required for the erection of our antenna sites. These difficulties could continue and therefore affect our ability to erect or maintain antenna sites. This could have an adverse effect on the extent, quality and capacity of our network coverage and may result in criminal or civil liability to us or to our officers and directors.” If the pending legislation becomes law, it may have an adverse effect on our financial condition and results of operation.

Competition from existing competitors may require us to increase our subscriber acquisition and customer retention costs and increase our churn rate.

        We compete primarily with Cellcom and Pelephone, two of the other mobile telephone network operators in Israel. Because of the ease of switching between cellular operators, we have already faced and may continue to face an increase in our churn rate and may be forced to increase our customer retention costs, including subsidies towards upgrades of subscribers’ handsets, in order to retain our subscribers. These developments may adversely affect our market share, financial condition and results of operations.

        During 2003, Cellcom and Pelephone launched new technologies enabling faster transfers of data: EDGE technology, in the case of Cellcom, and CDMA-1x, in the case of Pelephone. In 2004, further technological enhancements were introduced by our competitors, Cellcom announcing commercial service over UMTS spectrum and Pelephone announcing the implementation and commercial offering of EV-DO technology. If Cellcom or Pelephone successfully maximizes the potential of these technologies before we benefit from our 3G technology, we will be at a competitive disadvantage.

        To the extent that fixed-line telephones are used instead of mobile telephones, we also compete with Bezeq, the incumbent public fixed-line operator in Israel. Bezeq completed during 2004 its acquisition of 100% of the shares of Pelephone, and that may enable Pelephone to offer combined packages of fixed-line, mobile telephone and other telecommunication services. If any of our other competitors is granted a fixed-line telephone service license or acquires or cooperates with a fixed-line operator, we may be at a competitive disadvantage relative to operators who may be able to offer combined packages of fixed-line, mobile telephone and other communications services. Recently, a company jointly owned by the three cable companies in Israel launched fixed-line telephone service on a very limited basis. We may also face competition from additional fixed-line operators, if additional fixed-line licenses are granted. The Ministry of Communications may also choose to grant additional mobile telephone operator licenses, which may further intensify competition in the mobile market in Israel. Increased competition may require us to increase our subscriber acquisition and customer retention costs. Competition may also limit our ability in the future to increase tariffs, or cause us to reduce tariffs. We experienced a material increase in churn in each of 2002 and 2003. Although we experienced slightly lower churn in 2004 as compared to 2003, we may face a greater churn rate in 2005 than that experienced in 2004. Competition, including increased competition resulting from the introduction of number portability, may further increase our level of churn.

We expect our subscriber growth rate, and consequently our revenue growth rate, to slow, because Israel’s mobile telephone services market is highly penetrated, making it more difficult for us to obtain new subscribers than in the past.

        Although Israel’s mobile telephone services market has experienced substantial growth, and we have experienced substantial subscriber growth since our commercial launch in 1999, the Israeli market for mobile telephone services is now highly penetrated, and we expect the growth of the overall Israeli market and of our own subscriber base to be slower than in the past. According to data from the Central Bureau of Statistics, the population of Israel at September 14, 2004 was approximately 6.8 million. According to a recent report issued by a research company, at December 31, 2004, Israel’s mobile telephone market penetration is estimated to be 105%, although this includes dormant subscribers as well as subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers. Because the Israeli market for mobile telephones is highly penetrated, it will not grow at the same rate as in the past, and our own subscriber growth will not develop at the same rate as in the past. Similarly, whereas in the past our revenue growth has largely resulted from growth in the overall market, our future revenues will depend significantly on our ability to retain existing subscribers and to attract subscribers from the other mobile telephone network operators. While our market share, based on internal estimates, has increased from approximately 13% of Israeli mobile subscribers at December 31, 1999 to approximately 32% at December 31, 2004, our market share growth has slowed since 2003, and we expect this trend to continue.

Delays in the development of handsets, services and network compatibility and components may hinder the deployment of 3G technology. If we are unable to successfully develop our 3G network or attractive services for our subscribers, our results of operations will be adversely affected.

        Our operations depend in part upon the successful deployment of continuously evolving mobile telecommunications technologies, including 3G technology. We have selected Nortel Networks to supply the infrastructure necessary to build-out our 3G network. We were one of the first 3G networks in the world to be built with Nortel equipment, and we cannot assure you that Nortel will be able to successfully deliver all of the requirements of our network, including interoperability with our existing GSM network. Commercially viable 3G handsets may not be available in the timeframe required or in the amounts needed. If we cannot obtain reasonably priced devices, technologically proven network equipment or software with sufficient functionality or speed from Nortel or other suppliers, or if we experience delays in the delivery or functional deployment of devices, handsets and related network equipment or software, our ability to further develop our 3G network, and our customers’ ability to access it, will be impaired.

        We also rely on applications developers to develop services that will stimulate demand for our 3G network. We cannot predict whether customer demand will develop as expected. If applications developers fail to develop such services, or experience delays in their development of such services, our ability to generate revenues from our 3G network will be adversely affected.

        3G technology is newer and has less mature standards than second generation technology. We may not be able to roll-out or operate new technologies to perform as expected or as favorably when compared to existing or emerging competing communications technologies.

        Establishing a 3G network and developing services requires investing substantial capital resources. There is no assurance that subscribers will adopt 3G services, how widespread the usage of these new services will be, how many subscribers will be willing to pay for these services and new devices and whether the revenue generated from these services will justify the costs involved in establishing and operating our 3G network. If we are unable to develop our 3G network or services attractive to our subscribers, we may be required to write off all or a portion of our investment and our results of operations would be adversely affected.

The telecommunications industry is subject to rapid and significant changes in technology which could reduce the appeal of our services.

        We may face competition from existing or future technologies, including fixed-line and cordless technologies, satellite-based personal communications services, private and shared radio networks, wireless broadband access services, voice over Internet Protocol services and other communications services that have the technical capability to handle mobile telephone calls and to interconnect with the fixed-line telephone network. The effect of emerging and future technological changes, including the convergence of technologies, on the viability or competitiveness of our network cannot be accurately predicted. We cannot assure you that the technologies we employ or intend to employ, including 3G technology, will not become obsolete or subject to competition from new technologies in the future.

Our business, financial condition and results of operations could be adversely affected if we have underestimated future capital requirements or overestimated anticipated revenue and profits.

        We expect to incur capital expenditures in maintaining our existing network and building out our 3G network and increasing the capacity of our existing network. We began building out national coverage of our 3G network at the end of 2003. At the end of 2004, our 3G network covered approximately 60%, and currently covers approximately 85%, of the Israeli population. We intend to cover over 90% of the Israeli population by the end of 2005 at a cost in 2005 of approximately $100 million. Although at present we believe we have a fully funded business plan, we may have underestimated our future capital requirements or overestimated our future revenues and operating profits in the build-out and operation of a third generation network. If we have underestimated our future capital requirements or overestimated our future revenues and operating profits, our future business, financial condition and results of operations could be adversely affected.

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

Our company is controlled by a single shareholder.

        In April 2005, we purchased approximately 33.3 million Partner shares held by our principal Israeli shareholders Elbit Limited, or Elbit, Eurocom Communications Ltd., or Eurocom, Matav – Cable Systems Ltd. and Polar Communications Ltd., or Polar. As a result, the holdings of our principal shareholder Hutchison Telecommunications International Limited, or Hutchison, increased from 42.9% to 52.15%, and the holdings of Elbit decreased to approximately 2.04%, the holdings of Eurocom decreased to approximately 1.5%, the holdings of Matav decreased to approximately 1.25% and the holdings of Polar decreased to approximately 0.55%.

        Our controlling shareholder, Hutchison, has the ability to influence our business through its ability to control all actions that require shareholder approval and through its representatives on our Board of Directors. Hutchison is not obligated, however, to provide us with financial support or to exercise its rights as a shareholder in our best interests or the best interests of our minority shareholders and noteholders, and it may engage in activities that conflict with such interests. If the interests of our controlling shareholder conflict with the interests of our other shareholders and noteholders, those shareholders and noteholders could be disadvantaged by the actions that this controlling shareholder chooses to pursue. In addition, our controlling shareholder may cause our business to pursue strategic objectives that may conflict with the interests of our other shareholders and noteholders.

        Hutchison and its parent company, Hutchison Whampoa Limited, or HWL, are global leaders in the mobile telecommunications market, and we rely on and benefit from the assistance, knowledge and experience of Hutchison and HWL, for example, in connection with our ability to access supply of 3G handsets on favorable pricing terms. We cannot assure you that Hutchison will continue to be our controlling shareholder, or if it ceases to be our controlling shareholder, that we will continue to enjoy the benefits of our relationship with Hutchison and HWL that we currently do.

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

        Our ability to provide commercially viable mobile telephone services depends upon our ability to interconnect with the telecommunications networks of existing and future fixed-line, mobile telephone and international operators in Israel in order to complete calls between our customers and parties on the fixed-line or other mobile telephone networks. All fixed-line, mobile telephone and international operators in Israel are legally required to provide interconnection to, and not to discriminate against, any other licensed telecommunications operator in Israel. We have signed interconnection agreements with Pelephone, Cellcom and MIRS, the other mobile telephone network operators in Israel, and with the Israeli international operators Bezeq International, Barak, Netvision, Internet Gold and Exfone. We have an operating arrangement with Golden Lines. We have no control over the quality and timing of the investment and maintenance activities that are necessary for these entities to provide us with interconnection to their respective telecommunications networks. The failure of these or other telecommunications providers to provide reliable interconnections to us on a consistent basis could have a material adverse effect on our business, financial condition or results of operations.

        We currently lease most of our transmission capacity from Bezeq, and we lease additional capacity from other suppliers, primarily Cellcom and HOT. We have no control over the quality and timing of the investment and maintenance activities that are necessary for these suppliers to provide us with transmission services. Disruptions, stoppages, strikes and slowdowns experienced by them may significantly affect our ability to provide mobile telephone services. In particular, Bezeq has experienced labor disputes with its employees, including stoppages, notably in recent years as the privatization of Bezeq and liberalization of the telecommunications market in Israel have developed. The failure by our suppliers to provide reliable transmission services to us on a consistent basis could have a material adverse effect on our business, financial condition or results of operations.

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

        Additionally, although we believe that we are currently in compliance with all material requirements of our license, the interpretation and application of the technical standards used to measure these requirements, including the requirements regarding population coverage and minimum quality standards, and other license provisions may not be certain, and disagreements have arisen and may arise in the future between us and the Ministry of Communications. We have provided a bank guarantee to the Ministry of Communications in the amount of US$10 million to guarantee our performance under our license. If we are found to be in material breach of our license, the guarantee may be forfeited and our license may be revoked.

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

        As with other companies engaged in the telecommunications business in Israel, our license requires that a certain minimum of the economic and voting interest, and certain other defined means of control, of our company be owned by Israeli citizens and residents or entities in their control. If this requirement were not complied with, we could be found to be in breach of our license and our license could be revoked. Recently, the Ministry of Communications amended our license effective April 14, 2005, reducing the required holdings by Israeli citizens and residents from 20% to 5%, which shall be held by our principal Israeli shareholders or their substitutes, and requiring that these shareholders appoint, generally, 10% of our board of directors. In addition, according to the amendment, among other things (i) we are required to appoint a Committee for Security Matters consisting only of members who have security clearance and security compatibility to be determined by the General Security Service and (ii) the Minister of Communications shall be entitled to appoint an observer to our board of directors and its committees subject to certain qualifications and confidentiality undertakings. See “Item 4B. Regulation.”

        In addition, no transfer or acquisition of 10% or more of any of such means of control, or the acquisition of control of our company, may be made without the consent of the Ministry of Communications. Our license also restricts cross-ownership and cross-control among competing mobile telephone operators, including the ownership of 5% or more of the means of control of both our company and of a competing operator, without the consent of the Ministry of Communications, which may limit certain persons from acquiring our shares. Shareholdings in breach of these limits relating to transfers or acquisitions of means of control or control of Partner could have two consequences. First, the shares that are in excess of the limits will be converted into “dormant” shares, with no rights other than the right to receive dividends or other distributions to shareholders, and to participate in rights offerings until such time as the consent of the ministry of communications has been obtained. Second, the breach of the limits could be the basis for revoking our license unless our principal shareholders hold an aggregate of at least 26% of our ordinary shares.

We may be adversely affected by regulatory developments relating to number portability.

        Pursuant to legislation passed on March 29, 2005, the Ministry of Communications is putting regulatory measures into place that would require mobile telephone operators to implement number portability, which would permit mobile network subscribers in Israel to change network operators without having to change their telephone numbers. According to the legislation, the number portability plan must be implemented by September 1, 2006. Because this will eliminate one of the major barriers that we believe currently prevents subscribers from changing network operators, we expect that number portability will increase competition in our industry and churn and may increase subscriber acquisition and retention costs. Although we cannot predict with certainty the consequences of number portability, these developments may have a material adverse effect on our business. Furthermore, we expect to have to incur material expenditures during 2005 in order to meet the technological challenges presented by the requirement to comply with the expected regulatory measures implementing number portability.

Our business may be impacted by the shekel exchange rate fluctuations and inflation.

        Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, through December 31, 2004, a substantial amount of our operating expenses were linked to non-shekel currencies. These expenses related mainly to the acquisition of handsets where the price paid by us is based on various foreign currencies. In addition, a substantial majority of our capital expenditures (including with respect to our 3G network) are incurred in, or linked to, non-shekel currencies, and our Notes due 2010 are denominated in US dollars and require US dollar interest and principal payments. Thus, any devaluation of the shekel against the dollar (or other foreign currencies), will increase the shekel cost of our non-shekel denominated or linked expenses and capital expenditures. Such an increase may have an adverse impact on our results, which may be material. Material changes in exchange rates may cause the amounts that we must invest to increase materially in shekel terms.

        We hedge most of our foreign currency commitments, and we currently hedge the principal and interest payable on our Notes due 2010 until August 2005. As of December 31, 2004, the notional amounts of our foreign currency derivatives were approximately US$285 million. Our derivative transactions are mainly designed to hedge the cash flows related to the payments of dollar interest and principal on our Notes due 2010 until the anticipated redemption in August 2005 and those related to anticipated payments in respect of purchases of handsets and capital expenditures in foreign currency. The transactions are primarily foreign currency transactions and purchases and sales of currency options.

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

Our high leverage could adversely affect our financial health.

        We are highly leveraged. On December 31, 2004, our total long-term indebtedness was approximately NIS 1,939 million ($450 million). This debt represents approximately 55.0% of our total capitalization (bank loans plus notes payable plus shareholders’ equity) on December 31, 2004. Of this debt, $175 million aggregate principal amount of our Notes due 2010 will remain outstanding until our planned optional redemption of those notes in August 2005. After giving effect to (a) our debt offering in Israel on March 31, 2005 of NIS 2 billion 4.25% unsecured series A notes due 2012, or the Notes due 2012, (b) our repurchase of 33.3 million of our shares at NIS 32.22 per share and (c) our planned redemption of our Notes due 2010, which we refer to collectively in this Annual Report as the 2005 Refinancing, as if the 2005 Refinancing had taken place on December 31, 2004, our indebtedness would have been approximately NIS 3,122 million ($725 million), representing approximately 87% of our total capitalization on December 31, 2004. However, in the event we determine not to redeem the Notes due 2010, they will continue to remain outstanding.

        Our credit facility and the indentures governing the Notes due 2010 and 2012 currently permit us to incur additional indebtedness, subject to some limitations.

        Our substantial debt could adversely affect our financial health by, among other things:

—	increasing our vulnerability to adverse economic, industry or business conditions or increases in prevailing interest rates, particularly because a substantial portion of our borrowings is linked to the Israeli consumer price index, or CPI;

—	limit our flexibility in planning for, or reacting to, changes in our industry and business as well as the economy generally;

—	requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, which reduces the funds available for operations and future business development; and

—	limiting our ability to obtain the additional finance we need to operate, develop and expand our business.

We may not be able to make our debt payments in the future.

        Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on financial, competitive, legal, regulatory and technical factors, including some factors that are beyond our control. If we are unable to generate sufficient cash flow from operations to meet principal and interest payments on our debt, we may have to refinance all or part of our indebtedness. In addition, cash flows from our operations may be insufficient to repay in full at maturity the Notes due 2012, in which case the Notes due 2012 may need to be refinanced. Our ability to refinance our indebtedness, including the Notes due 2012, will depend on, among other things:

—	our financial condition at the time;

—	restrictions in agreements governing our debt; and

—	other factors, including market conditions.

        We cannot ensure that any such refinancing would be possible on terms that we could accept or that we could obtain additional financing. If refinancing will not be possible or if additional financing will not be available, we may have to sell our assets under circumstances that might not yield the highest prices, or default on our debt obligations, including the Notes, which would permit our lending banks, noteholders and holders of other outstanding indebtedness to accelerate their maturity dates.

Our credit facility and the indentures governing the Notes due 2010 and the Notes due 2012 (together the “Notes”) each contains a number of restrictions and obligations that limit our operating and financial flexibility.

        Our credit facility and the indentures governing the Notes each contain a number of restrictive covenants that limit our operating and financial flexibility. These covenants, among other things, restrict our ability to pledge our assets, enter into certain types of lease financing, dispose of assets, make loans or give guarantees, make certain acquisitions or engage in mergers or consolidations, incur borrowing (other than permitted borrowings, as defined), make any substantial change to the nature of our business or engage in any other business. Our credit facility also contains covenants regarding achieving certain levels of financial ratios during each of the ratio periods (semi-annual or annual periods) during the term of the relevant credit facility.

        Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. There can be no assurance that such obligations will not materially adversely affect our ability to finance our future operations or the manner in which we operate our business. In particular, any non-compliance with performance-related covenants and other undertakings of our credit facility or indentures governing the Notes could result in an acceleration of our outstanding debt under our credit facility and the indentures governing the Notes and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition or results of operations.

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

        We were incorporated in Israel under the laws of the State of Israel on September 29, 1997 as Partner Communications Company Ltd. Our products and services are marketed under the Orange Brand. Our principal executive offices are located at 8 Amal Street, Afeq Industrial Park, Rosh Ha’ayin 48103, Israel (telephone: 972-54-7814-888). Our website address is www.orange.co.il. Information contained on our website does not constitute a part of this annual report. Our agent for service in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

        In our short history, we have achieved a number of important milestones:

—	In April 1998, we received our license to establish and operate a mobile telephone network in Israel.

—	In August 1998, we finalized our long-term credit facility to support our network and business roll out.

—	By October 1998, we completed our initial network roll out with approximately 77% coverage of the Israeli population, enabling us to commence the soft launch of our services to a test market of targeted customers.

—	By January 1999, we had launched full commercial operations with approximately 88% population coverage, established a nationwide distribution network and were offering full services with an extensive media campaign.

—	In October 1999, we completed our initial public offering of ordinary shares in the form of American Depositary Shares, and received net proceeds of approximately NIS 2,092 million, with the listing of our American Depositary Shares on NASDAQ and the London Stock Exchange. We used part of these net proceeds to repay approximately NIS 1,494 million in indebtedness to our principal shareholders, and the remainder to finance the continued development of our business.

—	In June 2000, we introduced our pre-paid subscriber plan, known as “Big Talk.” At December 31, 2004, we had 700,000 subscribers, or approximately 30% of our total subscriber base, in this plan.

—	In July 2000, we amended our long-term credit facility, increasing the amount available to up to $750 million.

—	In August 2000, we completed an offering, registered under the US Securities Act of 1933, as amended, of $175 million (approximately $170.5 million after deducting commissions and offering expenses) in 13% unsecured senior subordinated notes due 2010.

—	In March 2001, we received a special license issued by the Ministry of Communications, allowing us to provide internet services.

—	On March 31, 2001, we had over 1,000,000 subscribers.

—	In July 2001, we registered our ordinary shares for trading on the Tel Aviv Stock Exchange.

—	In December 2001, the Ministry of Communications awarded us two bands of spectrum: one band of GSM 1800 spectrum and one band of UMTS third generation spectrum.

—	On December 26, 2001, we filed a shelf registration statement under the US Securities Act of 1933, as amended, registering $400 million of debt securities and ordinary shares for possible offer and sale.

—	In June 2002, our license was extended until February 2022.

—	In December 2002, we amended our senior credit facility in order to further tailor it to our business plan.

—	In November 2003, we entered into a frame agreement with Nortel Networks to supply what is expected to be Israel’s first third generation UMTS wireless network.

—	By August 2003, we had over 2,000,000 subscribers.

—	In December, 2004, we commercially launched our 3G network, having implemented our “soft launch” in June 2004.

—	On March 31, 2005, we completed a debt offering, raising NIS 2.0 billion in a public offering in Israel of the Notes due 2012. In April 2005 we entered into a new credit facility as part of our 2005 Refinancing.

—	On April 20, 2005, we used approximately NIS 1,074 million of the proceeds from our 2005 Refinancing to repurchase approximately 33.3 million shares from our Israeli founding shareholders, representing approximately 18.1% of our outstanding shares immediately before the repurchase.

        For information on our capital expenditures, see “Item 5B. Liquidity and Capital Resources–Commitments and Contractual Obligations”.

Discontinuation of Negotiations Relating to Proposed Investment in Matav

        On March 15, 2004, we announced that we had entered into a non-binding memorandum of agreement with Matav Cable Systems Media Ltd., or Matav, and its shareholders, Dankner Investments Ltd. and Delek Investments and Properties Ltd., to invest $137 million in Matav for approximately a 40% share of Matav’s equity. Matav is one of three operators of broadband cable television services in Israel. The memorandum of agreement has since expired, and we have discontinued negotiations regarding this transaction.

4B. Business Overview

        We were the first GSM mobile telephone network operator in Israel and on December 1, 2004, commercially launched our UMTS third generation, or 3G, service. We received our mobile telephone license in April 1998 and commenced full commercial operations of our digital GSM mobile telephone network in January 1999. Since then, we have expanded rapidly, and on December 31, 2004, we had approximately 2.34 million subscribers, representing an estimated 32% of total Israeli mobile telephone subscribers at that date. During the twelve months ended December 31, 2004, we increased our customer base by approximately 11.3%. At December 31, 2004, approximately 52% of our private subscribers had post-paid tariff plan contracts with us, approximately 30% of our subscribers were in pre-paid subscriber plans, and approximately 18% of our total subscribers were business subscribers.

        We market our services by capitalizing on the strong international Orange brand and the experience of our largest shareholder, Hutchison. The Orange brand, which is licensed to us, has been used successfully in other markets to promote mobile telephone services. Market surveys show that we have achieved strong brand awareness in Israel. We have also received awards recognizing our high standards of customer service.

        We currently operate our GSM network in the 900 MHz and 1800 MHz bands. Our GSM network covers approximately 97% of the Israeli population. Our GSM services include standard and enhanced GSM services, as well as value-added services and products such as roaming, voice mail, voice messaging, color picture messaging, icon, ringtone and game downloads, information services, General Packet Radio Services, or GPRS, which enables the packet transfer of data in an “always on” mode at a speed of up to 20-30 Kbps, personal numbering and data and fax transmission services.

        Our 3G network, which as of the end of 2004 covered approximately 60%, and currently covers approximately 85%, of the Israeli population, offers a wide range of new services, such as video calls, a new portal of content services including a rich selection of video-based services under the “obox live” brand, and the transmission of data at speeds of up to 384 Kbps.

        We have set forth in the following table an estimate of each operator’s share of total subscribers in the Israeli cellular market at December 31, 2000, 2001, 2002, 2003 and 2004:

Market Share*	2000	2001	2002	2003	2004

Partner	21%	27%	29%	31%	32%
Cellcom	46%	41%	39%	35%	34%
Pelephone	33%	28%	28%	30%	30%
MIRS**	--	4%	4%	4%	4%

*	Based on information contained in published reports issued by, and public statements made by, Pelephone and Cellcom or by their respective shareholders and from Partner subscriber data. The figures for MIRS are our estimates.

**	As MIRS received a general license at February 5, 2001 its subscribers have not been included in the Israeli subscriber count in prior years. MIRS’s entire subscriber base has been included in the Israeli subscriber count from the date on which MIRS received its license.

        We operate in one business segment, mobile telephony and related services, and one geographic segment, Israel.

Overview of Mobile Telecommunications Industry in Israel

        There are currently four mobile telephone network operators in Israel: Partner, Pelephone, Cellcom and MIRS. Pelephone is an Israeli corporation wholly owned by Bezeq, the public fixed-line operator in Israel that during 2004 increased its ownership of the shares of Pelephone from 50% to 100%. Pelephone currently operates nationwide mobile telephone networks in Israel using both the N-AMPS analog and the CDMA digital system and recently upgraded its network to CDMA1x. The major beneficial shareholders of Cellcom are BellSouth, the Safra Group and Discount Investment Corporation Ltd. Cellcom operates nationwide mobile telephone networks based on GMS 1800 MHz and D-AMPS technologies. In 2004, further technological enhancements were introduced by our competitors, with Cellcom announcing commercial service over UMTS spectrum and Pelephone announcing the implementation and commercial offering of EV-DO technology. MIRS is an Enhanced Specialized Mobile Radio, or “trunking,” iDEN network. MIRS’s major shareholders are Motorola Communications (Israel) Ltd. (66.7%) and Ampal Israel Ltd. (25%).

        In addition, the Palestine Telecommunication Co. Ltd., or Paltel, operates a GSM mobile telephone network under the name “Jawwal” in the Palestinian Authority administered areas of the West Bank and Gaza Strip, as well as a fixed-line network. Paltel’s GSM network competes with our network in some border coverage overlap areas.

        Mobile telephones were first introduced in Israel in 1986. For the first eight years of operations the growth of mobile telephone services in Israel was slow. There was a single operator, Pelephone, offering analog service, and prices were relatively high. It was not until the end of 1994, and the launch of the second mobile telephone operator, Cellcom, that growth in mobile phone usage in Israel increased significantly. Within two years, subscriber numbers had increased by more than seven times.

        Since the end of 1996, there has been continued strong growth in the Israeli mobile telephone market. Market data from industry sources indicates that the total market size was approximately 7.2 million subscribers at December 31, 2004, representing nearly 105% of the Israeli population.

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

        The following are some of the special characteristics that we believe differentiate the Israeli market from other developed mobile telecommunications markets:

—	High Mobile Phone Usage. Israeli usage of mobile phones is relatively high compared to Western Europe.

—	Calling Party Pays. In Israel, only the party originating a telephone call pays for the airtime (except for 1-800 numbers). Mobile telephone network operators do not charge subscribers to receive calls on their handsets, except while roaming. This encourages higher rates of mobile telephone usage.

—	High Mobile Telephone Penetration. Since Cellcom’s launch in 1994, the market has sustained a rapid annual rate of growth from a 2.6% penetration rate at year-end 1994 to an estimated penetration rate in Israel at December 31, 2004 of 105%, representing approximately 7.2 million subscribers, although this may include dormant subscribers and subscribers to multiple networks as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers.

—	Six Different Mobile Telephone Technologies. The four mobile telephone licensees in Israel have systems based on six technologies. Pelephone uses both the N-AMPS analog and the CDMA and CDMA1x digital systems and Cellcom uses both D-AMPS and GSM systems. MIRS uses an iDEN system. We are currently one of two network operators using a GSM digital system. GSM is an advanced, internationally accepted technology used by approximately 1.25 billion people worldwide as of December 31, 2004.

—	Favorable Geography. Israel covers an area of approximately 8,000 square miles (20,700 square kilometers) and its population tends to be centered in a small number of densely populated areas. In addition, the terrain of Israel is relatively flat. These factors facilitate the roll out of a cellular network in a cost effective manner.

—	Strong Potential For Value-Added Services. Published market data shows that the relatively young Israeli population has a propensity to accept and use high technology products. We believe that this characteristic of the Israeli population will facilitate further growth in the Israeli mobile telecommunications market as well as the acceptance of new value-added services as they become available on our network.

Strategy

        Our aim is to continue to increase profitability and to maintain subscriber growth. To achieve this objective, we are pursuing the following strategies:

—	Achieve Leadership in 3G Services. We believe that demand for 3G services will provide an important source of future mobile subscriber growth in Israel. As a result, we intend to leverage our brand and our outstanding reputation for network quality and customer service to develop our 3G business in order to benefit from that growth. We aim to offer desirable content and to make our 3G services widely accessible and affordable.

—	Retain the Strength of our Brand. We believe that a focused marketing strategy based upon the strong international Orange brand is critical to our subscriber growth. In light of the benefits that our strong brand gives us, we intend to continue to promote our brand, including in connection with our 3G services, in order to maximize these advantages. We also intend to support our brand by continuing to focus on customer service and the quality of our network.

—	Be First in Technology. We believe that we have benefited historically from being a first-mover in technology, and aim to retain this first-mover advantage in order to drive our future subscriber growth. We believe that we will have an advantage in our ability to gain subscribers by continuing to capitalize on technological innovation in this manner in the future.

Competitive Strengths

        We believe that the following competitive strengths differentiate us from our competitors and will assist us in achieving our mission and implementing our strategies:

—	Strong Brand Identity. Since the launch of full commercial operations, we have made a substantial investment in promoting the Orange brand in Israel to represent quality, innovation and customer service. Our marketing activities have resulted in wide-scale recognition of the Orange brand in Israel.

—	Focus on Customer Service. We believe we provide outstanding customer service through quick, simple and reliable handling of customer needs and interactions, which we have achieved through investments in technology and training of customer service skills. In 2004, we were named by the Israeli Management Institute as the best provider of customer service in Israel for the third year in a row in the telecommunications market. We also believe that we have achieved high customer loyalty, as evidenced by our customer churn rate of 12.0% for the year ended December 31, 2004.

—	High Quality Network and Technology Leadership. We believe that we set high standards for network quality and that our use of sophisticated network planning and optimization tools and techniques and our investment in dense base station coverage have produced a high quality network. Additionally, we believe that we are a recognized leader in the development and provision of mobile services in Israel.

—	Beneficial Relationship with Hutchison. Our largest shareholder, Hutchison and its parent company, HWL, are global leaders in the 2G and 3G mobile telecommunications market. Hutchison has a substantial interest in a 3G operating company in Hong Kong, and HWL has a substantial interest in 3G operating companies in Austria, Australia, Denmark, Ireland, Italy, Sweden and the United Kingdom. We derive benefits from the knowledge and experience of Hutchison and HWL and from a cost sharing agreement with certain members of the HWL group of companies for the joint acquisition and development of information technology platforms and software solutions, hardware, content and other services in connection with our 3G business. In particular, our relationship with Hutchison and HWL enhances our competitive position in the provision of 3G services by giving us access to supply of 3G handsets on favorable pricing terms.

—	Strong Financial Performance and Financial Position. Our net cash provided by operating activities less net cash used in investing activities has improved significantly and has grown from negative NIS 1,163.0 million in the year ended December 31, 2000 to positive NIS 599.2 million in the year ended December 31, 2004. We also consider the capital expenditures required for our 3G network to be relatively low, having incurred capital expenditures (including license payments) of approximately US$140 million as of December 31, 2004 on our 3G network. Our 3G network currently covers approximately 85% of the Israeli population. We intend to cover over 90% of the Israeli population by the end of 2005 at a capital expenditure of approximately US $100 million in 2005.

—	Strong and Motivated Management Team. Since our inception, we have been able to attract a number of Israeli senior managers from the telecommunications, high-tech and consumer products industries. Our management team has a strong track record of successfully managing our company from our start-up phase in 1998 to our position today as the leading provider of GSM services in Israel and as we embark on the commercial launch of our 3G network. We believe that our performance-based incentive package aligns the interests of senior management with those of our investors.

Marketing and Brand

        We believe that a focused marketing strategy is critical to support our goal of sustaining our position as a leading provider of quality and innovative mobile communications solutions in Israel. Our marketing strategy is based upon the strong international Orange Brand and emphasizes network quality, feature rich services, simplicity, innovation and customer service. In carrying out this strategy we have made a substantial effort in promoting the Orange Brand in Israel as a vehicle for differentiating our services from those of our competitors. We believe the brand, which is licensed to us, has been a significant factor in our success.

        Our marketing strategy is based on the concept of high value for money and introducing advanced services for subscribers. In order to carry out our strategy, we offer our subscribers competitive tariffs, technologies and services that we believe are advanced, such as our communication information and content services. We offer GPRS and UMTS services as well as WAP and HSCSD.

        We commercially launched our 3G network on December 1, 2004, having implemented our “soft launch” in June 2004, when we distributed 3G handsets to selected customers for the purpose of evaluating the quality of our 3G network and services. As of December 31, 2004, we had approximately 8,000 3G subscribers and by March 31, 2005 we had approximately 20,000 3G subscribers. As of the end of 2004, our 3G network covered the highly populated areas of Israel, including Tel Aviv and the Dan metropolitan area, Jerusalem, Haifa, Beer Sheba, as well as smaller cities and major highways, representing approximately 60% of the population of Israel. Our network currently covers approximately 85% of the population of Israel, and by the end of 2005, we expect that our 3G network will cover approximately 90% of the population of Israel. Our 3G network offers a wide range of new services, such as video calls, a new portal of content services including a rich selection of video-based and MP3 based services under the “obox live” brand, and the transmission of data at speeds of up to 384 Kbps. We have concluded content agreements with a variety of content providers and suppliers in the Israeli television and entertainment industry. As a result of our relationship with Hutchison and HWL, we have a supply of 3G handsets on favorable pricing terms. Initially, we are offering our 3G services with LG handsets and Novatel’s 3G data cards.

        In order to promote our advanced new services and to increase awareness of these services, we are taking many promotional steps, using a broad range of advertising media. We also intend to maintain our advertising presence in the media in order to maintain high exposure for our brand and advanced technologies.

        Our marketing strategy focuses on promoting our services to various segments of the Israeli population, and we have extended this to our 3G services. We advertise our services in several languages. In addition to traditional media, we promote our brand and services by sponsoring and initiating cultural and community programs, such as the De la Guarda performance, a lecture by Robin Sharma for our business customers and the International Film Festival, a major cultural event in Israel that takes place every year in Jerusalem and attracts international attention. We usually focus our sponsorship activities on events which are of an international nature to support the international value of the brand. We use the distinctive Orange Brand logo in all our promotional activities and advertising.

        At December 31, 2004, approximately 18% of our subscribers were business subscribers. We are continually developing tailored value-added services to meet the special needs of business subscribers.

        We have a license to use the Orange Brand. Under the brand license agreement, we have the right to use the Orange Brand in connection with promoting our network services in Israel for as long as we hold a license to operate a mobile telephone system in Israel. See “Item 4B. Information on the Company–Business Overview–Intellectual Property.”

Services and Products

        Our principal business is the provision of mobile telephone services in Israel. Our goal is to offer our subscribers a wide range of sophisticated and easy to use services based upon the latest proven technology. Our most basic service is telephony service – provided on both our GSM/GPRS network and our UMTS network. Our basic offer includes international dialing, roaming, voice mail, short message services, intelligent network services, content based on our mobile portal, data and fax transmission and other services. Our use of HSCSD, GPRS and UMTS technologies enables high speed data transmission. All our content services are unified under the obox brand; our 2G and 2.5G content services are all branded as obox; and our 3G services are branded as obox live. Our orange obox services enable the downloading of rich applications and content and WAP browsing, while our obox live services are enhanced by the video and audio capabilities of our UMTS network. Our MMS services enable subscribers to send photos, multimedia and animation from handset to handset and from handset to web. We also offer 24-hour, seven-day a week customer service, as well as handset repair and replacement services, to subscribers who acquire these services.

        We received and maintain the accreditation of the ISO 9002 Standard from the Israeli Institute of Quality and Control. ISO 9002 is a quality management system specification whose requirements are aimed primarily at achieving customer satisfaction by preserving standardization at all stages, and throughout company processes.

Tariff Plans

        Since the beginning of our full commercial operations, we introduced tariff plans aimed at bringing innovation to the Israeli mobile communications market. Our tariff plans implement one or more of the following basic elements: initial airtime package for a specified tariff each month; rewarding high usage with decreasing marginal airtime charges as more airtime is used each month (the per minute tariff rates paid by a subscriber under these tariff plans decline as the number of minutes used in a month by that customer increases); charging fees based on airtime usage, without adding the interconnect charges imposed by other mobile and fixed-line providers for calls made by our subscribers that terminate on third party networks; providing discounts for calls to designated numbers within a subscriber’s calling circle and relating some of our rates to the time of day that a call is placed, if the subscriber joined a specific rate plan or bought a special rate discount package. In addition, we usually offer handset subsidies to customers joining these tariff plans.

        These plans attract mainly business customers, while most private customers prefer our “orange to go” plans which are post-paid tariff plans based on the following basic elements: no monthly payment charge; no commitment for minimum usage; no contractual obligations for a minimum subscription period; limited handset subsidies and fixed rate per minute in addition to call termination tariff.

        The elements of the orange to go tariff plans are applied, packaged and marketed in various ways to create tariff packages designed to appeal primarily to the private sector and target markets, including families, soldiers, Orthodox Jewish, Arab and Russian communities, young adults, teens (we brand these packages “b.u.”) and students.

        Many of our subscribers sign up to the orange family plan. Under this plan, two to five individuals, who subscribe as a group are given large discounts on calls made to each of the other family members’ orange phones. For our orange family subscribers under the orange to go tariff plan, we offer a fixed rate for calls made to other family members’ orange phones.

        We also offer rate plans which include a uniform airtime tariff for all calls made in Israel, both for calls within our network and for calls originating on our network and terminating on a Bezeq fixed-line network or other cellular networks. We call these plans “fix” and offer them only to designated segments in the population, such as soldiers, students, young adults between the ages of 20-30, Orthodox Jews and teens.

        In March 2005 we started offering our private customers rate plans which include a fixed monthly fee for a limited amount of free minutes for friends or family (for a limited number of destinations).

        We offer our 3G customers similar rate plans to those that we offer our 2G customers but with an additional fixed monthly fee. In all our 3G rate plans, video call minutes are charged at the same rate as voice call minutes.

        We also offer all our customers rate plans that are based on a series of bundled offers, which include the following elements: a monthly payment; an initial amount of peak minutes; an initial amount of off peak minutes; a monthly refund; and credits for the use of 3G content services. Charges for all elements change from bundle to bundle.

        We have a wide range of tariff plans for our business customers, based on one or more of the following elements: monthly minimum payment including a bundle of minutes; discounts on airtime tariffs between users who are registered under one business customer; monthly minimum payment for unlimited calls between users who are registered under one business customer; uniform tariff for all calls in Israel, both for calls within our network and for calls originating on our network and terminating on Bezeq fixed-line network or other cellular networks; rewarding high usage with a decreasing marginal airtime charge as more airtime is used each month. The per minute tariff rates decline as the number of minutes used in a month by a customer increases; Lower airtime tariffs for larger businesses.

        We offer our 3G business customers the same plans, with an additional fixed monthly 3G fee, as well as bundled offers which are similar to those for the private market.

        Our pre-paid plan, known as “Big Talk,” was launched in June 2000. Under the plan, our subscribers purchase a nationally distributed phone charge card, available in fixed denominations. Upon purchase of the phone card or prepaying by credit card, customers can use our network, including some of our value-added services, without the need to register with us or enter into any contract. Since December 2002, we offer our pre-paid customers a limited roaming service, which includes incoming calls and SMS only, provided that the customer is registered for this service. Since September 2004, our pre-paid customers are offered both inbound and outbound calls on selected networks in selected destinations based on CAMEL technology. Our pre-paid plan enables us to compete in the growing pre-paid mobile services market. The pre-paid customers are offered a designated tariff plan, with a peak time tariff and an off-peak time tariff.

        In addition, we offer our pre-paid customers some orange obox services. We currently do not offer UMTS services to pre-paid customers.

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

International Roaming

        Israelis are frequent travelers. According to the Israel Central Bureau of Statistics, in 2004, more than 3.6 million overseas departures of Israelis were recorded, and almost 1.5 million people visited Israel during 2004. Roaming allows a mobile phone subscriber to place and to receive calls while in the coverage area of a network to which he or she does not subscribe and to be billed for such service by his or her home network. Facilitating international roaming was a primary design goal of the GSM system from its inception. A GSM roamer can therefore expect to enjoy substantially the same services, features and security while traveling as he does at home. We consider international roaming to be a significant source of revenue.

        At December 31, 2004, we had open commercial roaming relationships with 330 operators in 152 countries or jurisdictions. We also have agreements with satellite operators, providing global coverage, requiring the use of unique handsets, some of which can be used with the standard customer SIM card. Creating roaming relationships with multiple operators in each country increases potential incoming roaming revenue for us and gives our subscribers more choice in coverage, services and prices in that country.

        On December 31, 2004, we had 3G roaming agreements with operators in 12 countries, enabling our 3G roamers to experience video calls, high speed data and video and audio content while abroad.

        Since we operate our GSM services on the 900 MHz band, which is the most widely-used among GSM operators worldwide in terms of handsets, and also on the 1800 MHz band, all of our roaming enabled subscribers may roam to most countries where we have roaming capability using their own handsets without modification. In some countries cellular networks use either the 1900 MHz band of GSM or other technologies (GSM 850, CDMA or UMTS) with which we have established international roaming. Our subscribers who own dual or tri-band handsets that work on GSM 1900 as well as GSM 900 may also use their own handsets in countries who deploy GSM 1900 frequency with networks using GSM 1900. Other subscribers who advise us of their intention to visit those countries are loaned free of charge a compatible handset into which they insert their SIM, thus retaining their own phone number, phone book and all other regular features. Since the launch of our 3G network, UMTS networks around the world are becoming gradually available to our 3G subscribers.

Value-Added Services

        In addition to standard GSM value-added services, including voice mail, Short Message Service (SMS), voice messaging, fax mail, call waiting, call forwarding, caller identification and conference calling, we currently offer and are developing a variety of additional value-added services. Value-added network services are important to our business as they create differentiating factors and increase customer usage and satisfaction. We follow all major market developments regarding value-added network services, and we intend to implement and offer those services that are likely to be popular with customers and which would add value to our business. Some of the value-added services that we offer are available only to subscribers who have certain handset models. The main value-added services we currently offer include the following:

—	Video Calls. This service enables our 3G users (while in our 3G coverage area and with a 3G handset) to speak with each other through video conferences – to hear and to see the other party simultaneously.

—	Content Download. This service enables the downloading of rich applications and content, including games, interactive screensavers and polyphonic ringtones. Our 3G users can also download specially edited video clips, MP3 songs, MP3 ringtones and other content items. A small portion of our 2.5G customers can also download several video and MP3 items over our GPRS network. In order to use these download services, the users have to own specific handsets.

—	Video and Audio Streaming. We provide our 3G customers (and a small portion of our 2.5G customers) the ability to watch video clips and to listen to MP3 clips without downloading them to their handset. These services include a wide range of information and entertainment clips to view and listen to.

—	Live Video Streaming. We offer our 3G customers the ability to watch live TV broadcasts of several TV programs. The variety of programs available for our customers is in accordance with our agreements with our content providers.

—	High Speed Data. We offer high speed data transfer through circuit switched technology (via an infrastructure development that enables the transmission of data at a speed of up to 43.2 Kbps, which is higher than the 14.4 Kbps speed previously available on GSM networks), through GPRS (a technology that enables the packet transfer of data in an “always on” mode, at speeds of up to 20-30 Kbps) and through UMTS (a technology that enables the packet transfer of data in an “always on” mode, at speeds of up to 384 Kbps).

—	Information and Content Services. We provide voice and text-based information and content services. The voice-based information services are provided through IVR platforms, which include interactive information services and radio programs. Text based information services are provided through our current SMS and WAP technologies. Interactive information services include services such as: news headlines, sport news and results, weather reports in Israel and abroad, daily horoscopes and more. For purposes of these services we have relationships with content providers.

—	WAP Services. We have WAP technology that enables WAP-related services. WAP services create a significant incremental demand for content services and increase usage of our network.

—	MMS Services. These services enable subscribers to send photos, multimedia and animation from handset to handset and from handset to e-mail, from handset to web album and from a web album to handsets, based on Multimedia Message Services (MMS) platform and on a web MMS storage album.

—	Double Ring. Double Ring enables our subscribers to receive calls made to their mobile telephone on either their mobile or their fixed-line telephone.

—	Virtual Private Network. User groups can be formed in multiple layers, and the members can then reach each other through short dialing codes, like extension numbers. This service is mostly used among business customers.

—	Short Code Dialing for Roamers. This service allows foreign GSM users roaming in Israel to use their home services dialing codes during their stay in Israel and allows our subscribers while roaming abroad to use the short dialing codes available on our network.

—	Field Personnel Management. This service provides a comprehensive system for businesses to manage their field personnel via our network, including dispatching, scheduling, task assignment by real time location and confirmation back to the customer.

—	Vehicle Fleet Management. This service provides a comprehensive system for businesses to manage their vehicle fleet. It allows tracking the position, speed and direction of vehicles, which helps speed up delivery times, cut running costs and improve customer service. It provides the ability to assess at a glance which driver is best placed to respond to the next call, optimizing driver time, cutting fuel costs and improving efficiency. In addition, it provides the option to communicate with drivers via text messages.

—	Business Text Messaging Service. This service enables business customers to send SMS messages to individuals and groups through an Internet application. By using this service, businesses can keep in touch with internal employees and/or customers either individually or as a group.

—	Personal Voice Mail Greetings. This service enables subscribers to personalize their voice mailbox greetings by easily applying professional, customizable pre-recorded messages.

—	4 U. This service enables subscribers to “send” a recorded greeting, accompanied by a song or a joke selected by the subscriber, to another subscriber (on any Israeli network) at a predetermined time.

—	Song Sending. This service allows the user to send a personalized greeting to another user as a specially composed song with the recipient’s name embedded in the song.

—	One on One Games. Game arena in which two persons who play one of the games (Trivia, Checkers, etc.), via wap and IVR and can also bet on the results of each match. The amount of the bet is transferred from one customer’s bill to another.

—	Fun Tone. Personal ring back tone which is subject to the customer preference, from a wide international library of music tracks or other types of audio elements (e.g. sound effects) which is heard when dialing to this customer.

—	Omail. Mobile e-mail services that enable access to e-mail accounts (private or corporate accounts) and other personal data (i.e. calendar, contacts, tasks and notes).

—	Orange Promo. This service enables cell broadcasting in various topics: news, entertainment, sports, etc. This service is available only to subscribers who have a 64K SIM card.

—	Orange Memo. This service enables sending voice and textual reminders from the handset to the personal e-mail address.

Handsets

        We provide handsets to our contract subscribers at discounts of up to 100% when they first become subscribers. The price at which the handset is provided depends upon the tariff package and special promotions. When subscribers under our “orange to go” and “Big Talk” plans may receive handset subsidies, such subsidies are significantly lower than those received by our subscribers who sign 36-month contracts. Subscribers who return the handset of a competing network are entitled to a discount. In addition, subscribers are entitled to a monthly refund, depending on their actual monthly bill and the type of handset purchased.

        We currently offer a range of different handset models supplied by a number of manufacturers. We offer handsets to satisfy our subscribers’ roaming needs in the 900 MHz, 1800 MHz and 1900 MHz bands and recently in 2100 MHz (UMTS) as well. Not all handsets support all band ranges. We evaluate the technical features of every new mobile handset and, if we decide to make it available to subscribers, we obtain a type approval from the Ministry of Communications for such handset. We advise our sales representatives and dealers on compatibility and technical issues. All our handsets are EFR compatible to provide high voice quality. Most of our handset models have Hebrew language displays. Because of the wide international acceptance of GSM technology, handset manufacturers generally make their latest model handsets available for use on GSM networks before networks based on other technology. We have begun selling some innovative handsets with enhanced applications, including multicolor, large screens with high resolution displays, high quality music performance and MMS capabilities. Pursuant to the launch of our 3G network, we sell 3G handsets that enable customers to make video calls, consume content services and use laptops with high-speed rates of data transmission.

Customer Division

        Our Customer Division consists of Customer Service and Sales and Distribution:

Customer Service

        We aim to provide high quality customer service in Israel through quick, simple and reliable handling of all customer needs and interactions. We invest in both technology and training of customer service skills in order to achieve this goal. At December 31, 2004, approximately 1,634 employees, on a full-time equivalent basis, worked in our customer service division. Our customer service division consists of both call center services and face-to-face service centers. Call center services are divided into different centers–general, finance, network, international roaming, business, data and pre-paid–in order to provide focused and professional responses to our customer inquiries in four languages 24 hours a day, seven days a week.

        Our face-to-face customer service consists of 35 service points serving the customer as a one-stop-shop in both sales and service areas.

        In addition, we give our customers various self-service channels, such as IVR, Web-Based service and service via SMS.

Sales and Distribution

        We have developed a multi-channel approach to target the various segments of the market and to coordinate our sales strategy. We distribute our services primarily through:

—	direct sales through Partner-owned sales centers and business sales representatives; and

—	indirect sales through traditional networks of specialist dealers and non-traditional networks of retail chains and stores, which account for a majority of our sales.

        Direct Sales

        Orange Sales and Service Centers. We currently operate six Orange Brand stores which focus on sales to individual customers. These stores are sales and service centers with a uniform design, typically 1,100 square feet (100 square meters) in size, and offer high service standards. The Orange Brand stores are conveniently located in highly visible locations, such as shopping malls, in the Tel Aviv area, Jerusalem, Haifa and Be’er Sheva. These stores serve as flagship stores to help introduce the Orange Brand and our services to the Israeli market and to generate a high level of repeat business and referrals. In the future, we also expect these stores to become involved in the sale of advanced data services and other technologically sophisticated applications. In addition, we have opened 27 service centers, each approximately 3,200-6,500 square feet (300-600 square meters) in size. These centers serve as “one-stop shops” for direct customer service, in which our representatives will demonstrate the use of new products and services, including handset maintenance services.

        Furthermore, during 2004 we opened two new service centers: the first in the Diamond Exchange, which offers a “one-stop-shop” service to the members of the Diamond Exchanges, and the second in the new terminal at Ben Gurion International Airport, which offers to passengers going abroad or returning to Israel sales, upgrades and general information services.

        Direct Sales Force. Our sales force is comprised of sales representatives, account managers and area managers, targeting business clients. We primarily focus on small- and medium-sized enterprises which tend to use more airtime and yield higher margins. Small to medium-sized businesses are serviced by a team of regional representatives and customer account managers located in five regional offices. Large corporate customers are serviced by a team of national representatives and customer account managers. Prominent individuals are served by national VIP representatives. We provide our sales force with regular training to ensure that they are capable of selling advanced solutions such as mobile data, intranet extension and connectivity, virtual private networks and other value-added services that appeal to corporate customers. Our direct sales force is supported by a telemarketing department which makes initial contact with prospective customers and makes appointments for the sales representatives. The telemarketing department is another channel for direct sales by phone.

         Indirect Sales

        Traditional Dealer Networks. On December 31, 2004, we had agreements with 48 traditional dealers providing 70 points of sale, consisting of specialists selling a range of our products. The private dealer network is an important distribution channel because of its ability to attract existing cellular users to our network. Our dealer network focuses primarily on sales to individual customers and, to a lesser extent, small business customers. Most of our dealers specialize in sales for post-paid customers, and some of them specialize in sales for pre-paid customers and distribution of pre-paid handsets to sub-dealers. Our dealers are highly professional and some of them have previous experience selling cellular services in Israel. In January 2005 we established a department of 30 salespersons for “door-to-door” sales. In addition, we have specific dealers that target different segments of the Israeli population with the appropriate style, language and locations. We provide regular training to employees of our dealers to update them on our products and services. We believe that the ongoing sales success of our existing distribution channels will continue to attract dealers to our network. Our dealer managers visit dealers on a regular basis to provide information and training, answer questions and solve any problems that may arise in the activation process. We pay our dealers competitive commissions and provide handset subsidies to them. However, dealers are not entitled to commissions for any customers that terminate their service within 60 days of activation.

        Non-Traditional Dealer Networks. Non-traditional dealers consist of generalist retailers or specialist stores that sell related products. This distribution channel is not common in the Israeli cellular market today, and we believe that it provides us with a competitive advantage over and differentiates us from our competitors.

        We have a contract with Super-Pharm, the largest drug store chain in Israel, to sell our network services in their stores. At December 31, 2004, our services were sold in 88 Super-Pharm stores nationwide in a variety of formats, including Partner shop-in-shops, kiosks, wall-unit displays and at front counters. In 2004, approximately 14% of our new subscribers were recruited through sales by Super-Pharm. Under our agreement with Super-Pharm, in addition to Super-Pharm continuing to sell our network services in their stores, we are cooperating with them in a new chain of stores that Super-Pharm has established, called Super-Link, and that is dedicated to selling communications services and equipment. Six such stores have been opened to date, and the intention is to open 10 more. The agreement between the parties was amended, effective as of January 1, 2004, and is effective until December 31, 2005, renewable for additional extensions of one year each, unless one of the parties provides the other party with 90 days prior notice of termination. The agreement has received the approval of the Israeli Commissioner for Restrictive Trade Practices. The amended agreement amends, among other things, the rate of commissions and other remuneration to which Super-Pharm is entitled.

        In addition, we are developing our distribution network with other non-traditional dealers, such as the Ituran chain, which sells, installs and maintains car security and tracking systems in approximately 46 locations throughout Israel. They also sell and install our car kits in these sites. Our agreement with Ituran terminated on March 31, 2005, and thereafter we commenced operations with a new chain, “Cellular Center for Vehicles”, which has approximately 35 locations, for the sale, installation and maintenance of car kits. Another non-traditional dealer is Eurocom Communications Ltd. See “Item 7. Major Shareholders and Related Party Transactions.” We provide regular training to the employees of our non-traditional dealers to update them on our products and services.

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

        All business subscribers and some of our individual subscribers can subscribe and pay for their services by credit card or direct debit. Customers acquiring more than eight handsets (or four in certain circumstances) are subject to a credit scoring review performed by outside credit agencies. All customers are subject to a monthly maximum credit limit. When the monthly limit is exceeded, usage may be limited. Roaming access for direct debit subscribers is subject to credit scoring by outside credit agencies and may require additional guarantees or credit checks.

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

Our Network

        We have built an extensive, resilient and advanced mobile network system in Israel, allowing us to offer our services with extensive coverage and consistent high quality. Through December 31, 2004, we have made net capital expenditures of NIS 3,059 million ($710 million) in our network infrastructure and other related fixed assets.

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

        New types of services are made possible by the roll out of technological developments that increase the speed and efficiency of existing GSM networks such as GPRS, which is a 2.5G technology. 2.5G technology network operators are able to deliver multimedia and services at speed rates that are higher than the rates offered through “second generation” technology. Packet data rates vary from 20 Kbps-44 Kbps, depending mainly on handset capabilities. Approximately 50% of our customers who have GPRS enabled handsets use and pay for GPRS services.

        Third generation wireless communications, which offers full interactive multimedia capabilities at data rates of up to 384 Kbits per second, are bringing wirefree networks significantly closer to the capabilities of fixed line networks. Improvements in coding and data compression technology will provide better voice quality and more reliable data transmission. UMTS is the global standard adopted for the implementation of third generation wirefree telecommunications.

Infrastructure

        On December 31, 2004, our GSM network consisted of 1,520 macrobase transceiver stations and 723 microbase transceiver stations, all linked to 30 base station controllers. The base station subsystem is controlled by 11 mobile switching centers. Base transceiver stations, mobile switching centers and base station controllers are interconnected by approximately 4,100 transmission links. Ericsson and Nokia supply our base station controller and base transceiver station sites for our GSM and GPRS network.

        On December 31, 2004, our UMTS network consisted of macrobase transceiver base stations, all linked to six radio network controllers. The base station subsystem is controlled by one mobile switching center and one media gateway. The base transceiver stations, the mobile switching center and the radio network controllers are interconnected by approximately 1,250 transmission links. Nortel Networks supplies our 3G UTRAN and core network equipment.

        In addition, our network is interconnected with the public switched telephone network operated by Bezeq in several locations across Israel. Our network is also directly connected to the mobile networks of Pelephone, Cellcom, Mirs and the six Israeli international operators, Bezeq International, Barak, Golden Lines, Internet Gold, Netvision and Exfone, and indirectly to the fixed and mobile telephone networks of Paltel.

        Our transmission network is made up of leased lines from Bezeq and Cellcom and our own microwave links. Currently most of our transmission network consists of leased lines. As our GSM network currently covers 97% of the Israeli population, we are now selectively expanding the capacity of our GSM network primarily in urban areas by adding infrastructure to improve outdoor and indoor coverage. We plan to continue increasing the capacity of our GSM network due to the growth of voice and data in the GPRS traffic.

        Our UMTS network covers the highly populated areas of Israel, including Tel Aviv and the Dan metropolitan area, Jerusalem, Haifa, Beer Sheba as well as smaller cities and major highways. We are continuing to expand and improve the coverage, capacity and quality of our UMTS network to additional areas.

Network Design

        Our primary design objective is to build a UMTS mobile telephone network engineered to provide high voice, video and packet quality, call reliability, high capacity and high coverage quality and to maintain technological advantages over our competitors. In formulating our network design objectives, we have been guided by our business strategy to build the highest quality network. We follow high quality standards which exceed those set forth in our license. The quality parameters that we seek to satisfy are those that we believe are important to mobile phone users: voice quality, high data rate packet sessions, low “blocked call” rate, low “dropped call” rate and deep indoor penetration, especially in densely populated areas or areas of special commercial interest. The two main examined parameters used to measure network performance for voice and packet data are the setup call success rate and the drop calls rate. Blocked calls are calls that fail because access to the network is not possible due to insufficient network resources. Dropped calls are calls that are involuntarily terminated.

        With these quality parameters in mind, we have rolled out our UMTS network, which is co-llocated with the GSM sites. We use monitoring probes and counters to ensure network quality.

        Our transmission network design confers the following benefits: (i) necessary bandwidth for GSM and UMTS services; (ii) resilience; (iii) use of high transmission rate back-bone routes based on Synchronous Digital Hierarchy; and (iv) the ability to utilize a new generation of sophisticated technology to optimize the system and increase capacity where necessary. Our switching architecture is based on two transit switches connected to all of our systems and platforms.

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

        In the December 2001 spectrum auction in Israel, the Ministry of Communications awarded us the two bands of spectrum for which we had submitted bids: 2 x 10 MHz of GSM 1800 spectrum and 2 x 10 MHz and 1 x 5 MHz of UMTS third generation spectrum. During 2002, we started deploying GSM 1800 MHz band base transceiver stations to enhance the capacity of our GSM 900 MHz network, and to further improve our GSM 900 MHz network’s quality. Following a possible rearrangement of spectrum in the 900 MHz band, an additional 900 MHz spectrum may be offered to operators in the future. If one of our competitors is allocated this additional spectrum and not us, our network may face interference and we will no longer be the sole GSM operator operating both in the 900 MHz frequency band and in the 1800 MHz frequency band.

Dropped Calls

        Dropped calls are calls that fail to complete when dialed or are terminated involuntarily. Since the launch of full commercial operations, our dropped call rate has steadily improved. Our GSM monthly dropped call rate has declined from 3.50% for January 1999 to 1.71% for December 1999, to 1.44% for December 2000, to 1.3% for December 2001 to 1.15% for December 2002, to less than 0.9% for December 2003, and to less than 0.8% for December 2004.

Other Systems

        On December 1, 2004 we commercially launched our UMTS network with advanced applications and services including, among others, a 3G xhtml content portal offering streaming video services, live traffic cameras, live TV broadcasts, JAVA games, maps and directions application, “MP3 trutones” download services and an e-commerce movie ticketing application.

        We have installed a video gateway and a streaming server, enabling us to offer our customers a full range of video services on their 2.5G and 3G handsets.

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

        The erection of most of these antennas require building permits from local or regional authorities, as well as a number of additional permits from governmental and regulatory authorities, such as:

—	erection and operating permits from the Ministry of the Environment;

—	permits from the Civil Aviation Authority, in certain cases; and

—	permits from the Israeli Defense Forces.

        See “Item 4B. Information on the Company–Business Overview–Regulation” for a description of the approvals that are required for the erection and operation of antenna sites.

Suppliers

        Our network utilizes standard equipment, which is available from a limited number of suppliers. In November 2003, we entered into a frame agreement with Nortel Networks to supply us with our UMTS wireless network. Under the agreement, Nortel supplies us with mobile switching centers, radio network controllers, Node B’s and other UMTS equipment. One of our major GSM equipment suppliers is Ericsson and its affiliates, which supply us with mobile switching centers, base station controllers, base transceiver stations, transit transmission centers, operation support systems and transmission systems equipment. Ericsson is also our major supplier of GPRS network equipment, including GPRS support nodes and gateway GPRS support nodes. Nokia also supplies us base station controllers, base transceiver stations and network management system equipment. We have agreements with Baran Raviv, Bintech and H. Mer, all Israeli engineering companies, for the construction of our sites. We continue to purchase certain network components from various other key suppliers. We believe that our network suppliers’ price structure is competitive with industry standards. See “Item 3D. Key Information–Risk Factors–We depend on a limited number of suppliers for our network equipment. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of network equipment or maintenance support on a timely basis.”

Interconnection

        All telecommunications providers with general licenses in Israel have provisions in their licenses requiring them to allow interconnection of their networks with all other telecommunications networks in Israel. Currently, our network is connected to all other telecommunications networks operating with general licenses in Israel. Our network is directly interconnected to the networks of the Israeli telecommunications operators – Bezeq, Cellcom, Pelephone, MIRS, Bezeq International, Barak Golden Lines, Internet Gold, Netvision and Exfone. Our network is indirectly interconnected to the network of Paltel through the Bezeq network for the purpose of bilateral transfer of calls.

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

        Nevertheless, Bezeq continued calculating interconnect fees due to us based on fees actually collected from its subscribers and imposing an additional collection fee on us. From the end of 2001 until July 2003, several proceedings took place, in which the Minister of Communication reviewed the issue. On July 15, 2003, the Ministry of Communications decided to decrease the deduction rate in respect of payments for using the Company’s network that Bezeq fails to collect from its customers to 1.1% from 2.5%. The decision is effective retroactively for the period from October 2, 2000 through August 31, 2003. As from September 1, 2003 the deduction rate was reduced to zero. Bezeq lodged an appeal with the Jerusalem District Court against the Minister’s decision. On January 6, 2004, the Supreme Court – within the framework of Partner’s appeal against the District Court’s verdict in respect of previous case between the parties relating to Bezeq’s failure to collect payments from its customers for using Partner’s network for calls from fixed lines to mobile lines – ruled that the Minister’s decision concerning the aforementioned deduction of 1.1% shall also apply to the period from March 1, 2000 to October 2, 2000, and that this deduction rate shall remain in effect or shall be amended in accordance with the outcome of the appeal lodged by Bezeq against the aforesaid decision of the Minister. On August 9, 2004, the appeal was dismissed due to lack of jurisdiction.

        We currently pay Bezeq an interconnection fee based on a tariff structure that came into force on May 1, 2000.

        We have formal interconnection agreements with Cellcom, Pelephone and MIRS. The agreements have one-year terms and are renewable for an unlimited number of additional one-year terms. The agreements can be terminated on 90 days’ written notice by either party. The interconnection agreements with Cellcom, Pelephone and MIRS do not contain any pricing terms. The interconnection tariffs charged by Cellcom, Pelephone and MIRS are set by a Ministry of Communications regulation that, coupled with a change to the mobile telephone operators’ licenses, imposes a uniform call termination tariff for all mobile telephone operators. Because we transfer and receive all traffic to and from Paltel’s network through the Bezeq network, we pay Bezeq a transit fee for each call. In the beginning of 2004, the Ministry of Communications amended our license and the relevant regulations, reducing SMS termination tariffs from NIS 0.38 to NIS 0.285 effective May 1, 2004. In November 2004, the Ministry of Communications issued regulatory changes significantly reducing call termination tariffs, effective March 1, 2005, from NIS 0.45 to NIS 0.32, with additional reductions mandated as follows: effective March 1, 2006, to NIS 0.29 per minute; effective March 1, 2007, to NIS 0.26 per minute; and effective March 1, 2008, to NIS 0.22 per minute. At the same time, the Ministry of Communications reduced SMS termination tariffs, effective March 1, 2005, from NIS 0.285 to NIS 0.05, with an additional reduction mandated effective March 1, 2006 to NIS 0.025. We have implemented cost-cutting measures as well as price increases and repackaging of our tariff plans. Depending on the effectiveness of such steps, and other factors such as general market conditions, these regulatory changes may negatively impact our revenues and profits.

        At the same time as it announced the regulatory changes described above, the Ministry of Communications also indicated that it intends to start implementing a process to bring about unification of rates for calls terminating on and off an operator’s network and that it intends to hold preliminary hearings with the cellular operators in Israel on this matter in 2005. Additionally, the Ministry of Communications announced that billing units will be reduced from the present intervals of up to 12 second units to 1 second intervals effective December 31, 2008. These changes, if implemented, could also adversely affect our revenues and profits.

        We have written interconnection agreements with Bezeq International, Barak, Netvision, Internet Gold and Exfone. We currently have an operating arrangement with Golden Lines. The Ministry of Communications regulation and the change to the mobile telephone operators’ licenses also impose a uniform call termination tariff for incoming international calls of NIS 0.25 per minute.

Competition

        There are currently four mobile telephone network operators in Israel: Partner, Cellcom, Pelephone and MIRS. The major beneficial shareholders of Cellcom are BellSouth, the Safra Group and Discount Investment Corporation Ltd. Cellcom operates nationwide mobile telephone networks based on GSM 1800 MHz, EDGE and D-AMPS technologies. For more information, see “Item 3D. Risk Factors–Competition from existing competitors may require us to increase our subscriber acquisition costs and customer retention costs and increase our churn rate”. Our second competitor is Pelephone. During 2004, Bezeq, the public fixed-line operator in Israel, completed its acquisition of 100% of the shares of Pelephone. Pelephone currently operates nationwide mobile telephone networks in Israel using both the N-AMPS analog and the CDMA and CDMA1x digital systems. During 2004, Cellcom announced commercial service over UMTS spectrum and Pelephone announced the implementation and commercial offering of EV-DO technology. According to published reports in May 2004, Pelephone plans to file a request with the Ministry of Communications for a license that will enable it to launch fixed-line services. Our third competitor is MIRS, an Enhanced Specialized Mobile Radio, or “trunking,” network, which was granted a general license to operate as a mobile telephone operator on February 5, 2001. MIRS’s major shareholders are Motorola Communications (Israel) Ltd. and Ampal Israel Ltd.

        According to the Company’s estimations, at December 31, 2004, Cellcom had approximately 2,458,000 customers, representing approximately 34% of the Israeli mobile telecommunications market; Pelephone had approximately 2,161,000 paying customers, representing approximately 30% of the Israeli mobile telecommunications market and MIRS had over 300,000 users, representing approximately 4% of the Israeli mobile telecommunications market. We compete with Cellcom, Pelephone and MIRS principally on the basis of telecommunications service quality, brand identity, variety of handsets, tariffs, value-added services and the quality of customer services.

        To the extent that mobile telephones are used in lieu of fixed telephones, we also compete with Bezeq, which has been the only incumbent fixed-line operator in Israel until recently, when a company jointly owned by the three cable companies in Israel launched a fixed-line telephone service on a very limited basis.

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

        While many of our systems have been developed by third-party vendors, all of them have been modified and refined to suit our particular needs. In certain instances, we have developed critical information technology systems internally to meet our specific requirements. For example, significant segments of our CRM and business information infrastructure were developed internally and were designed to integrate our customer service outreach with our overall sales and marketing effort. In other cases, conversely, we have outsourced responsibility for certain systems to third parties. We have completed upgrading our systems to support data packet switching services for 2.5 and third generation.

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

        We have also entered into a brand support/technology transfer agreement with Orange Personal Communications Services Limited. Under this agreement, Orange Personal will provide us with information and expertise to support the Orange Brand in Israel at an agreed cost. See “Item 3D. Risk Factors–Our marketing strategy is based upon the international Orange Brand. If our license agreement terminates or is revoked, we will lose one of our main competitive strengths.”

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

        General licenses, which relate to telecommunications activities over a public network or for the granting of nationwide services or international telecommunications services, have been awarded to Bezeq, and to a company jointly owned by the three cable television operators in Israel, to the four mobile telephone operators, Pelephone, Cellcom, Partner and MIRS, and to the six international operators, Barak, Bezeq International, Golden Lines, Netvision, Internet Gold and Exfone. In addition, the Ministry of Communications may issue additional mobile telephone operator and other licenses in the future.

        Recently, the Ministry of Communications decided to open the international call market to new competitors. However, the Ministry notified that it will not allow mobile operators to enter the international call market, at this stage.

        On November 30, 2004, following a hearing process, the Ministry of Communications published a preliminary policy on Voice over Broadband, or VoB, services. The policy, among other things, allows licensed third parties (“VoB operators”) to use the access infrastructure of Bezeq and of the company jointly owned by the three cable companies in Israel, to provide VoB services to customers, charging customers directly, with no need to pay to the access owner any usage fees. The policy indicates that usage of cellular operators’ infrastructure will be discussed and decided at a later date. Due to strong reactions from Bezeq and from the company jointly owned by the three cable companies in Israel, the Ministry of Communications re-opened the hearing process on December 29, 2004, and responses were required to be submitted by January 30, 2005.

        On June 21, 2004 the Ministry of Communications published a draft license form, for potential providers willing to commit to license terms and be awarded a license to provide domestic fixed (wireline and wireless) services to customers, competing with Bezeq and the company jointly owned by the three cable companies in Israel, on a non-universal service basis. Services provided under such license must be precisely defined by the provider, must be provided to customers in a region, or regions, defined by the provider and must be provided to a defined type of customer. Under the terms of such license, the provider must demonstrate aggregate revenues of no less than NIS 50 million within 3 years from the launching of the services. The license term is 20 years.

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

        The Ministry of Communications has promulgated regulations that, coupled with a change effected in the mobile telephone operators’ licenses, impose a uniform call and SMS termination tariff. In November 2004, the Ministry of Communications announced regulatory changes significantly reducing call termination tariffs and SMS termination tariffs, effective March 1, 2005, with additional reductions mandated for the coming years. In addition, the Ministry of Communications further announced that billing units will be reduced from the present intervals of up to 12 seconds to 1 second, effective December 31, 2008. Furthermore, the Ministry of communications also indicated that it intends to start implementing a process to bring about unification of rates for calls terminating on and off an operator’s network and that it intends to hold preliminary hearings with the cellular operators in Israel on this matter in 2005. For more information, see “–Interconnection”.

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

        Royalties.Pursuant to the Telecommunication (Royalties) Regulations, 2001, we must pay royalties to the State of Israel every quarter based on our chargeable revenues, as defined in the regulation, from mobile telephone services (including, among other, airtime, monthly subscription fees, roaming services and non-recurring), on a cumulative basis, excluding value-added tax. Revenues for purposes of royalty calculation also exclude revenues transferred to other telecommunications license holders, bad debts, payments for roaming services to foreign mobile telephone operators and certain other revenues. The regulation provided a rate of 4% in 2003 and currently provides a rate of 3.5% in 2004 and 2005. In November 2004, the Ministry of Communications announced that from January 2006 the rate of royalties payments will be reduced annually by 0.5% to a level of 1%.

        New Numbering Plan. The Ministry of Communications instructed all mobile network operators to implement as of April 20, 2004, a new national numbering plan, which gives each mobile operator a single prefix and adds a new digit to the beginning of each subscriber’s current number. As mentioned above, the plan entered into effect on April 20, 2004 and we implemented it successfully.

        Number Portability. A March 29, 2005 amendment to the Telecommunications Law requires the Minister of Communications to put into place a number portability plan by September 1, 2006. The number portability plan would permit mobile network subscribers in Israel to change operators without having to change their telephone numbers. Because this will eliminate one of the major barriers that we believe currently prevents subscribers from changing network operators, we expect that this will increase competition in our industry and churn rates and may increase subscriber acquisition and retention costs.

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

        The Restrictive Trade Practices Law is the principal statute concerning restrictive practices, mergers and monopolies. This law prohibits a monopoly from abusing its market position in a manner that might reduce competition in the market or negatively affect the public. The law empowers the Commissioner of Restrictive Trade Practices to instruct a monopoly abusing its market power to perform certain acts or to refrain from certain acts in order to prevent the abuse. Bezeq has been declared a monopoly in certain markets, a ruling it is challenging. For more information see “Item 3D. Risk Factors–We operate in a highly regulated telecommunications market which limits our flexibility to manage our business. In particular, the regulator’s decisions may materially adversely affect our results of operations”.

        Furthermore, in recent statements, the Israeli Commissioner of Restrictive Trade Practices has expressed his view that the mobile telephone industry in Israel operates as an oligopoly and that the Israeli government should intervene to regulate prices. In part, the Commissioner based his statements on the increase in prices by the mobile telephone operators as a result of the Ministry of Communications’ decision to lower call termination tariffs. The chairman of the Knesset’s Economic Committee announced that the committee would act to declare the mobile telephone operators as an oligopoly. Such a finding could result in increased regulatory intervention (including with regard to tariffs and tariffing practices), the application of certain limitations on our conduct and increased litigation.

Our License

        On April 7, 1998, the Ministry of Communications granted to us a general license to establish and operate a mobile telephone network in Israel for which we paid a license fee and associated costs totaling approximately NIS 1,571 million, including an amount of approximately NIS 12 million as a license fee adjustment to reflect changes in the Israeli CPI from the time we submitted a bid for our license until the time our license was granted by the Ministry of Communications. We paid this additional fee under protest and requested a refund of the fee from the Ministry of Communications. As a result of the rejection of our request by the Ministry of Communications, we filed a suit in the Jerusalem District court. The suit is pending.

        In the December 2001 spectrum auction in Israel, we were awarded additional spectrum (GSM (1800 MHz) spectrum and UMTS third generation (1900 MHz and 2100 MHz) spectrum). Following the award of this spectrum, the Minister of Communications amended and extended the license through 2022.

        The cost of the license fees is NIS 180 million for the GSM 1800 spectrum, payable in two installments and NIS 220 million for the UMTS third generation spectrum, payable in six installments. To date, we have paid NIS 180 million and NIS 165 million for the GSM 1800 spectrum and the UMTS third generation spectrum, respectively. As of December 31, 2004, certain segments of the spectrum awarded had not been made available to us and therefore were not accrued in our financial statements. For more information, see “Item 5B. Operating and Financial Review and Prospects–Liquidity and Capital Resources.”

        Under the terms of the amended license, we have provided a $10 million guarantee to the State of Israel to secure the Company’s adherence to the terms of the license. For more information, see “Item 5B. Operating and Financial Review and Prospects–Liquidity and Capital Resources.”

        On February 18, 2004, the Minister of Communications appointed a tender committee for allocating additional spectrum bands to existing and new mobile network operators. The committee was responsible for the process of holding a tender in which the Ministry of Communications would extend the licenses of the existing mobile network operators in order to enable them to offer their services in the additional spectrum bands that were about to be offered and allocated in the tender. In addition, the tender included the possibility of granting a general license to a new mobile network operator. Under the tender, the Ministry of Communications offered GSM 1800 MHz bands and third generation UMTS bands. Cellcom, one of our competitors, was the sole operator to buy additional bands in the GSM 1800 MHz spectrum. Furthermore, following a possible rearrangement of spectrum in the 900 MHz band, an additional 900 MHz spectrum may be offered to operators in the future.

        On March 16, 2004 and December 23, 2004 our license was amended to allow for adult voice services through all cellular media including voice, picture, chat and dating services. The access to adult voice services is through a domestic dialing code by a plan set by the Ministry of Communications and a service number that we allocate to the provider of the adult voice services. Access to the adult voice services is automatically barred as a default for all our subscribers unless they specifically request the service and verify that they are over 18 years of age. This amendment has been applied to all cellular operators, to Bezeq and recently to the international operators. The Ministry of Communications will hold the operators and not the content providers liable and accountable for any infractions of this amendment.

        On March 9, 2005 our general license was further amended. The principal elements of this amendment are as follows:

—	Our founding shareholders and their substitutes must hold, in the aggregate, at least 26% of each of our means of control.

—	Israeli entities from among our founding shareholders and their substitutes must hold at least 5% of our issued share capital and of each of our means of control. “Israeli entities” are defined as individuals who are citizens and residents of Israel and entities formed in Israel and controlled, directly or indirectly, by citizens and residents of Israel, provided that indirect control is only through entities formed in Israel, unless otherwise approved by the Israeli Prime Minister or Minister of Communications.

—	At least 10% of our board of directors must be appointed by Israeli entities, as defined above, among our founding shareholders or their substitutes, provided that if the board is comprised of up to 14 members, only one such director must be so appointed, and if the board of directors is comprised of between 15 and 24 members, only two such directors must be so appointed.

—	A new board committee shall be formed to deal with security matters. Only directors with the required clearance and those deemed appropriate by Israel’s General Security Service may be members of this committee.

—	The Minister of Communications shall be entitled to appoint an observer to the board of directors and its committees, subject to certain qualifications and confidentiality undertakings.

        This amendment became effective on April 14, 2005 upon our notice to the Ministry of Communications that we have met the requirements set out in the license amendment.

        Term. Our license authorizes us on a non-exclusive basis to establish and operate a mobile telephone network in Israel. A mobile telephone network is a wireless telephone network through which mobile telephone service is provided to the public. Our license allocates to us specified frequencies and telephone numbers. Our license was originally valid for a period of ten years (until April 2008), but has been extended until 2022.

        The license may be extended for an additional six-year period upon our request to the Ministry of Communications, and a confirmation from the Ministry of Communications that we have met the following performance requirements:

—	observing the provisions of the Telecommunications Law, the Wireless Telegraphy Ordinance, the regulations and the provisions of our license;

—	acting to continuously improve our mobile telephone services, their scope, availability, quality and technology, and that there has been no act or omission by us harming or limiting competition in the mobile telephone sector;

—	having the ability to continue to provide mobile telephone services of a high standard and to implement the required investments in the technological updating of our system in order to improve the scope of such services, as well as their availability and quality; and

—	efficient use of the spectrum allocated to us, compared to alternative applications.

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

        Tariffs. Our license requires us to submit to the Ministry of Communications our tariffs (and any changes in our tariffs) before they enter into effect. Our license allows us to set and change our tariffs for outgoing calls and any other service without approval of the Ministry of Communications. However, the Ministry of Communications may intervene in our tariffs if it finds that our tariffs unreasonably harm consumers or competition.

        Payments. Our license specifies the payments we may charge our subscribers. These include one-time installation fees, fixed monthly payments, airtime fees, payments for the use of other telecommunication systems, payments for handset maintenance and payments for additional services. In some of our tariff plans we have chosen to charge only for airtime and use of services. See “Item 4B. Information on the Company–Business Overview–Services and Products–Tariff Plans.”

        Interconnection. Like the licenses of Pelephone, Cellcom and MIRS, our license requires that we interconnect our mobile telephone network to other telecommunications networks operating in Israel, including that of Bezeq, the other mobile telephone operators and the international operators.

        Conversely, Partner must allow other network operators to interconnect to its network. See “Item 4B. Information on the Company–Business Overview–Interconnection.”

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

        Our license provides that no direct or indirect control of Partner may be acquired, at one time or through a series of transactions, and no means of control may be transferred in a manner which results in a transfer of control, without the consent of the Ministry of Communications. Furthermore, no direct or indirect holding of 10% or more of any means of control may be transferred or acquired at one time or through a series of transactions, without the consent of the Ministry of Communications. In addition, no shareholder of Partner may permit a lien to be placed on shares of Partner if the foreclosure on such lien would cause a change in the ownership of 10% or more of any of Partner’s means of control unless such foreclosure is made subject to the consent of the Ministry of Communications. For purposes of our license, “means of control” means any of:

—	voting rights in Partner;

—	the right to appoint a director or managing director of Partner;

—	the right to participate in Partner's profits; or

—	the right to share in Partner’s remaining assets after payment of debts when Partner is wound up. Each of our ordinary shares and ADSs grants its holder means of control in Partner.

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

        The existence of shareholdings which breach the restrictions of our license in a manner which could cause them to be converted into dormant shares and may otherwise provide grounds for the revocation of our license will not serve in and of themselves as the basis for the revocation of our license so long as:

—	the principal shareholders of Partner continue to hold in the aggregate at least 26% of the means of control of Partner;

—	our Articles of Association include the provisions described in this paragraph;

—	we act in accordance with such provisions;

—	our Articles of Association provide that an ordinary majority of the voting power at the general meeting of Partner is entitled to appoint all the directors of Partner.

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

—	Israeli entities from among our founding shareholders and their substitutes must hold at least 5% of our issued share capital and of each of our means of control.

—	The majority of our directors, and our general manager, must be citizens and residents of Israel.

—	Neither the general manager of Partner nor a director of Partner may continue to serve in office if he has been convicted of certain legal offenses.

—	The foreign mobile radio telephone operator, or a controlling corporation, must hold at least 25% of the voting rights and of the right to appoint directors or the General Manager of Partner, during at least the five year period commencing on the date our license was granted by the Ministry of Communications.

—	No trust fund, insurance company, investment company or pension fund that is an Interested Party in Partner may: (a) hold, either directly or indirectly, more than 5% of any means of control in a competing mobile radio telephone operator without having obtained a permit to do so from the Ministry of Communications, or (b) hold, either directly or indirectly, more than 5% of any means of control in a competing mobile radio telephone operator in accordance with a permit from the Minister, and in addition have a representative or appointee who is an Office Holder in a competing mobile radio telephone operator, unless it has been legally required to do so, or (c) hold, either directly or indirectly, more than 10% of any means of control in a competing mobile radio telephone operator, even if it received a permit to hold up to 10% of such means of control.

—	No trust fund, insurance company, investment company or a pension fund that is an Interested Party in a competing mobile radio telephone operator may: (a) hold, either directly or indirectly, more than 5% of any means of control in Partner, without having obtained a permit to do so from the Ministry of Communications; or (b) hold, directly or indirectly, more than 5% of any means of control in Partner in accordance with a permit from the Ministry of Communications, and in addition have a representative or appointee who is an Office Holder in Partner, unless it has been legally required to do so; or (c) hold, either directly or indirectly, more than 10% of any means of control in Partner, even if it received a permit to hold up to 10% of such means of control.

—	Partner, an Office Holder or Interested Party in Partner, or an Office Holder in an Interested Party in Partner does not control a competing mobile radio telephone operator, is not controlled by a competing mobile radio telephone operator, by an Office Holder or an Interested Party in a competing mobile radio telephone operator, by an Office Holder in an Interested Party in a competing mobile radio telephone operator, or by a person or corporation that controls a competing mobile radio telephone operator.

        Our license may also be revoked, limited or altered by the Ministry of Communications if we have failed to uphold our obligations under the Telecommunications Law, the Wireless Telegraphy Ordinance or the regulations, or have committed a substantial breach of the license conditions. Examples of the principal undertakings identified in our license in this connection are:

—	We have illegally ceased, limited or delayed any one of our services;

—	Any means of control in Partner or control of Partner has been transferred in contravention of our license;

—	We fail to invest the required amounts in the establishment and operation of the mobile radio telephone system in accordance with our undertakings to the Ministry of Communications;

—	We have harmed or limited competition in the area of mobile radio telephone services;

—	A receiver or temporary liquidator is appointed for us, an order is issued for our winding up or we have decided to voluntarily wind up; or

—	Partner, an Office Holder in Partner or an Interested Party in Partner or an Office Holder in an Interested Party of Partner is an Interested Party in a competing mobile radio telephone operator or is an Office Holder in a competing mobile radio telephone operator or in an interested party in a competing mobile radio telephone operator without first obtaining a permit from the Ministry of Communications to do so or has not fulfilled one of the conditions included in such permit. See “Item 4B. Information on the Company–Business Overview–Regulation–Our Permit Regarding Cross Ownership.”

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

        Change in license conditions. Under our license, the Ministry of Communications may change, add to, or remove conditions of our license if certain conditions exist, including:

—	A change has occurred in the suitability of Partner to implement the actions and services that are the subject of our license.

—	A change in our license is required in order to ensure effective and fair competition in the telecommunications sector.

—	A change in our license is required in order to ensure the standards of availability and grade of service required of Partner.

—	A change in telecommunications technology justifies a modification of our license.

—	A change in the electromagnetic spectrum needs justifies, in the opinion of the Ministry of Communications, changes in our license.

—	Considerations of public interest justify modifying our license.

—	A change in government policy in the telecommunications sector justifies a modification of our license.

—	A change in our license is required due to its breach by Partner.

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

For the purposes of this discussion, the following definitions apply:

—	“Office Holder” means a director, manager, company secretary or any other senior officer that is directly subordinate to the general manager.

—	“Control” means the ability to, directly or indirectly, direct the activity of a corporation, either alone or jointly with others, whether derived from the governing documents of the corporation, from an agreement, oral or written, from holding any of the means of control in the corporation or in another corporation, or which derives from any other source, and excluding the ability derived solely from holding the office of director or any other office in the corporation. Any person controlling a subsidiary or a corporation held directly by him will be deemed to control any corporation controlled by such subsidiary or by such controlled corporation. It is presumed that a person or corporation controls a corporation if one of the following conditions exist: (1) such person holds, either directly or indirectly, fifty percent (50%) or more of any means of control in the corporation; (2) such person holds, either directly or indirectly, a percentage of any means of control in the corporation which is the largest part in relation to the holdings of the other Interested Parties in the corporation; or (3) such person has the ability to prevent the taking of business decisions in the corporation, with the exception of decisions in the matters of sale or liquidation of most businesses of the corporation, or fundamental changes of these businesses.

—	“Controlling Corporation” means a company that has control, as defined above, of a foreign mobile radio telephone operator.

—	“Foreign Mobile Radio Telephone Operator” means an operator of a mobile telephone system abroad, through which mobile telephone services are provided to at least 500,000 subscribers.

—	“Interested Party” means a person who either directly or indirectly holds 5% or more of any type of means of control, including holding as an agent.

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

        Discount Investment Company Ltd., an indirect shareholder of Elbit, one of our founding Israeli shareholders, was deemed to be an Interested Party in both Partner and Cellcom by virtue of the special calculation described above. Accordingly, we applied for and received a permit from the Ministry of Communications which authorized Discount’s indirect ownership of equity in both Partner and Cellcom. Our permit was also amended on April 14, 2002 and on June 2, 2002. Our permit contains certain guidelines which apply to Discount and the related companies PEC Israel Economic Corporation, Elron Electronic Industries Ltd., the parent of Elbit, Elbit and IDB Development Company Ltd., the parent of Discount, and persons who control any one of them (collectively, the “IDB Group”). Our permit establishes limits on the holdings of the IDB Group in the equity of Cellcom and Partner. Changes in these holdings require a permit from the Ministry of Communications, and may require Elbit to significantly reduce its holdings in Partner. In addition, our permit limits the number of directors of Partner that may be appointed by the IDB Group. Our permit also limits the exchange of information regarding Partner within the IDB Group and its subsidiaries, limits the involvement of the three directors and office holders of Discount Investment Company Ltd. who are also directors of Cellcom in matters relating to Partner, and prohibits these directors from certain activities within the IDB Group which would provide them with access to information about Partner. On April 20, 2005, we purchased a material portion of the Partner shares owned by Elbit and as a result, Elbilt’s holdings in Partner were reduced to less than 5%. See “Item 7B. Related Party Transactions–Repurchase of Shares from Founding Israeli Shareholders.”

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

        In addition, a new bill was proposed by the Ministry of the Environment that defines the Ministry’s powers and would replace the Pharmacists Regulations.

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

        Since National Building Plan 36 was approved, some planning committees have started to require that, as a precondition for issuing new permits for antenna sites, we submit an undertaking to indemnify the committee against claims for depreciation in the value of nearby properties as a result of issuing a permit to build, and the building of, antenna sites. Our position, like that of the other mobile network operators, is that under existing law and the National Building Plan, the planning committees have no authority to require us to submit such an undertaking. Recently, our position received support in a judicial decision of the District Court of Tel Aviv. However, the National Council for Planning and Building decided to add the requirement described above to National Building Plan 36 itself. In order for such a requirement to be included in the National Building Plan and to become effective, it has to be approved by a Governmental Ministers Committee. At this stage we cannot predict whether such a requirement will become effective.

        In addition, legislation is pending in the Knesset which, if enacted, would require that, as a precondition for issuing building permits for antenna sites, we submit an undertaking to indemnify the building and planning committee against claims for both depreciation in the value of nearby properties and health damage that result from the issuance of a permit to build, and the building of, antenna sites. According to the pending legislation, we would be required to submit such an undertaking also in relation to antenna sites for which we had obtained building permits prior to the date the pending legislation takes effect. The pending legislation also provides that in a class action claim regarding damage to health from any antenna sites, a defendant would have the burden of proving that the damage to health was not caused by such sites. The pending legislation also provides absolute liability for offenses committed and prescribes liability for officers of a company violating such law. For more information, see “Item 3D. Risk Factors – In Connection with certain building permits, we may also be required to indemnify certain planning committees in respect of claims against them relating to the depreciation of property values or to alleged health damage that result from antenna sites, which may have a material adverse effect on our financial condition and results of operations”.

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

4C. Organizational Structure

        We have one wholly-owned subsidiary, Partner Future Communications 2000 Ltd., an Israeli corporation.

        We are an indirect subsidiary of Hutchison, which holds 52.15% of our outstanding shares. Hutchison is a leading international provider of mobile and fixed-line telecommunications services with operations in eight countries and territories.

4D. Property, Plants and Equipment

Headquarters

        We lease our headquarter facilities in Rosh Ha-ayin, Israel, as follows:

(1)	Main office at 8 Amal St. – a building of 10,532 square meters plus 6,345 square meters mainly for parking. The lease agreement is for a 20 year period commencing on June 1998. We have an option to shorten the lease period by six to eleven years.

(2)	Main office at 6 Amal St. – a building of 9,172 square meters plus 14,877 square meters of parking and service areas. In 2003, we increased our lease to 18,151 square meters and 14,877 square meters for parking and service areas. In 2004, we increased our lease to 19,000 square meters plus 14,877 square meters for parking and service areas. The lease agreement is for a 16 year period commencing in November 2002. We have an option to shorten the lease period by six to eleven years.

(3)	Main office at 10 Amal St. – 2,468 square meters plus 500 square meters of parking and service areas. The lease agreement is for an initial period of 24 months commencing in December 2002. We have an option to continue the lease period for seven additional periods of 24 months each.

        We lease a call center at 5 Kornas St. in Haifa–a building of 2,525 square meters. The lease agreement is for a 5 year period commencing in November 2001. We have the option to extend the lease period for 6 years.

Network Sites

        We lease most of the sites where our mobile telecommunications network equipment is installed throughout Israel. At December 31, 2004, we had 2,243 antenna sites (including micro-sites). The lease agreements relating to our cell sites are generally for periods of two to three years. We have the option to extend the lease periods up to ten years (including the original lease period).

Service Centers and Points of Sale

        Lease agreements for our retail stores and service centers are for periods of two to five years. We have the option to extend the lease agreements for different periods of up to twenty additional years (including the original lease period). The average size of our retail stores and service center is approximately 230 square meters. See also Note 8a(2)(b) to our consolidated financial statements.

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

        In December 2001 we were awarded additional spectrum: second generation (“2G”) band (1800 MHz) and third generation (“3G”) UMTS band (1900 MHz and 2100 MHz). We commercially launched our 3G network in December 2004. See “Item 4A. Information on the Company–History and Development of the Company” for significant events since we commenced commercial operations and “Item 5B. Liquidity and Capital Resources” for information on the costs required to build and expand our network and services.

        The attached table is a summary of selected financial and operating data for each of the years ended December 31, 2004, 2003, 2002, 2001 and 2000:

	2004	2003	2002	2001	2000

Revenues (NIS million)	5,141	4,468	4,055	3,249	2,104
Operating profit (loss) (NIS million)	1,019	855	533	103	(540)
Income (loss) before taxes (NIS million)	759	530	84	(307)	(769)
Net income (loss) (NIS million)	472	1,163	84	(303)	(769)
Capital expenditures, net (NIS million)	601	232	556	599	545
Cash flow provided by (used in) operating activities net
of investment activities (NIS million)	599	655	(134)	(207)	(1,163)
Subscribers (thousands)	2,340	2,103	1,837	1,458	834
Annual churn rate (%)	12.0%	13.6%	10.9%	5.8%	5.5%
Average monthly usage per subscriber (in minutes)	286	277	280	318	392
Average monthly revenue per subscriber (NIS)	170	171	183	214	306
Average subscriber acquisition costs (NIS)	295	362	470	458	819

Revenues

        Our principal source of revenues is from the sale of network services, primarily network airtime usage fees, and is denominated primarily in shekels. In 2004, as in each of 2003 and 2002, over 50% of network airtime usage fees were derived from outgoing calls, with the remainder generated from incoming calls, roaming and value-added services. We also derive revenues from sales of handsets, car kits, accessories and handset maintenance services to subscribers as well as other services. Network airtime usage fees are derived from subscribers originating calls on our network and payments received from other telecommunications network operators, both local and international, for delivering calls originating on their networks and terminating on our network. We recognize revenues from airtime usage and other services at the time we provide the service to the subscriber. We recognize revenues from handset sales, car kits and other equipment only upon delivery and the transfer of ownership to the subscriber.

Cost of Revenues

        Our principal components of cost of revenues are:

—	interconnect fees paid to the fixed-line and other telecommunication network operators in Israel and charges paid to foreign GSM network operators;

—	handset and car-kit costs;

—	depreciation of our network and amortization of our license;

—	salaries and related expenses, including compensation related to employee stock option plans.

—	leases;

—	network maintenance;

—	royalties paid to the Israeli Government under our license; and

—	costs of replacing or repairing damaged handsets.

Selling and Marketing Expenses

        Our principal components of selling and marketing expenses are:

—	advertising and promotion;

—	commissions to dealers; and

—	salaries and related expenses, including compensation related to employee stock option plans.

General and Administrative Expenses

        Our principal components of general and administrative expenses are:

—	salaries and related expenses, including compensation related to employee stock option plans;

—	professional fees and consultancy fees;

—	insurance;

—	depreciation and amortization; and

—	provision for bad debts.

Financial Expenses

        Our principal components of financial expenses are:

—	interest on bank loans and senior subordinated notes;

—	net hedging costs on foreign currency exposure;

—	exchange rate and linkage differences; and

—	factoring costs on long term receivables.

Taxes on Income

        We recorded a tax benefit of NIS 633.0 million in 2003. The tax benefit is derived from carry forward tax losses from prior years.

Key Business Indicators (Operating Data)

        Our primary key business indicators are described below. These indicators are widely used in the cellular telephone service industry to evaluate performance:

—	number of subscribers;

—	average monthly revenue per subscriber (ARPU);

—	average monthly minutes of usage per subscriber (MOU);

—	churn rate; and

—	subscriber acquisition costs (SAC).

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

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

        As described in Note 1j to our consolidated financial statements, we recognize service revenues as services are rendered, and revenues from sale of handsets and other equipment upon delivery. We recognize service revenues based upon minutes used, net of credits and adjustments for service discounts. Because our billing cycles use cut-off dates, which for the most part do not coincide with our reporting periods, we are required to make estimates for service revenues earned but not yet billed at the end of each reporting period. These estimates are based primarily upon historical data and trends.

        Actual billing cycle results and related revenue may vary, depending on subscriber usage and rate plan mix, from the results estimated at the end of each period.

Long-Lived Assets

        We have substantial investments in tangible and intangible long-lived assets, primarily our communications network, our license and spectrum. Changes in technology or changes in our intended use of these assets can cause the estimated period of use or the value of these assets to change. We amortize our communications network by the straight-line method, mainly over 6.7 years (15% per year). For instance, had the percentage of depreciation been increased or decreased by 5%, our operating profit would increase or decrease by NIS 125 million. We amortize our license by the straight-line method mainly over the utilization period of the license, which is based upon the license period. During 2002, our license was extended by 14 years to 2022. Consequently, the amortized balance of our license is amortized as of 2002 over the period ending in 2022. We review our communications network, license and spectrum for impairment annually or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable through undiscounted future cash flows. If necessary, we write down the assets to their estimated fair values. No write-downs of our long-lived assets have been recorded since incorporation.

Allowance for Doubtful Accounts

        We maintain allowance for doubtful accounts for estimated losses resulting from the inability of our subscribers to make required payments. We base our allowance on the likelihood of recoverability of accounts receivable based on the aging of the balances, our historical write-off experience net of recoveries, changes in the credit worthiness of our customers, and collection trends. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of specific debts doubtful of collection, calculated as a specified percentage of the outstanding balance in each debt age group, with the percentage of the allowance increasing as the age of the debt increases. For example, a debt that is between 1 to 1.5 years overdue is reserved for at the rate of 94%. If we decreased our percentage of the allowance for all aging debts by 15%, our operating profit would increase by NIS 16 million. If we increased such percentage by 15%, our operating profit would decrease by NIS 11 million. The debt becomes fully reserved once it is at least 1.5 years overdue. Actual customer collections could differ from our estimates. For example, if the financial condition or our customers were to deteriorate, additional allowances may be required. Our bad debt expenses as a percentage of revenues were 0.4%, 0.5% and 0.4% for the years ended December 31, 2002, 2003 and 2004, respectively.

Results of Operations for the Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

        Revenues in 2004 were NIS 5,140.7 million (US$ 1,193.3 million), up 15.1% from NIS 4,467.7 million in 2003. This increase was due to increased revenue from services (including data and content) and equipment, as discussed below.

        Revenues in 2004 from services increased by 12.1% to NIS 4,615.8 million (US$ 1071.4 million), as compared to NIS 4,117.9 million in 2003. The increase was driven primarily by a 16.2 percent increase in total network minutes, offset by a 7.1% dilution in the average tariff per minute including incoming calls. The increase in total network minutes was driven primarily by an expanding subscriber base which grew by 11.3% from the end of 2003 to the end of 2004. The dilution in average tariff per minute in 2004 as compared to 2003 was caused by increased competition and the increased weight of business subscribers in our customer base. The average business subscriber generates substantially more minutes of use than post-paid private and prepaid subscribers, whilst their average tariff per minute is materially lower.

        Revenues in 2004 from equipment increased by 50.1% to NIS 525.0 million (US$ 121.9 million) as compared to NIS 349.8 million in 2003. The increase was driven primarily by increased revenue per sale and an approximately 13% growth in the number of sales to new and upgrading subscribers in 2004 as compared to 2003.

        Data and content revenues, including SMS messages, in 2004 were NIS 351.1 million (US$ 81.5 million), or 6.8% of total revenues, up 15.6% from NIS 303.8 million, or 6.8% of total revenues in 2003. The increase in revenues in 2004 as compared to 2003, was driven primarily by a 32% increase in revenues from non-SMS services. Revenues from SMS services grew by approximately 5% in 2004 as compared to 2003. SMS messages in 2004 accounted for approximately 50% of data and content revenues as compared to approximately 55% in 2003.

        Cost of revenues in 2004 increased by 15.3% to NIS 3,615.0 million (US$ 839.1 million) from NIS 3,136.5 million in 2003.

        Cost of revenues – Services in 2004 increased by 11.5% to NIS 2,885.1 million (US$ 669.7 million) from NIS 2,586.7 million in 2003. The increase in 2004 as compared to 2003 resulted primarily from the 12.1% increase in service revenues, as the higher level of service revenues, driven by increased minutes of use, resulted in higher variable costs including inter-carrier termination fees and transmission.

        Cost of revenues – Equipment in 2004 increased by 32.8% to NIS 729.9 million (US$ 169.4 million) from NIS 549.7 million in 2003. The increase was driven primarily by higher priced handsets and approximately 13% growth in the number of sales transactions to new and upgrading subscribers.

        Gross profit for 2004 was NIS 1,525.7 million (US$ 354.2 million), 29.7% of revenues, up 14.6% from NIS 1,331.3 million, 29.8% of revenues, in 2003.

        Selling and marketing expenses in 2004 were NIS 325.2 million (US$ 75.5 million), an increase of 3.6% from NIS 314.0 million in 2003. The increase was driven primarily by higher distribution and advertising costs in response to increasing competition and the introduction of our 3G network.

        General and administrative expenses in 2004 were NIS 181.1 million (US$ 42.0 million), up 11.5% from NIS 162.4 million in 2003. The increase was driven primarily by a larger provision for doubtful accounts resulting from the increased volume of handset sales, compensation costs under the new stock option plan, and one-time costs incurred in the Company’s attempt to purchase a controlling interest in Matav and a write-off of legal and accounting fees incurred in 2001 in preparing the Company’s shelf registration with the United States Securities and Exchange Commission.

        Operating profit for 2004 was NIS 1,019.3 million (US$ 236.6 million), an increase of 19.2% from NIS 854.9 million in 2003. Operating profit as a percentage of revenues increased to 19.8% from 19.1% in 2003.

        Financial expenses in 2004 were NIS 260.5 million (US$ 60.5 million), a decrease of 19.0% compared to NIS 321.7 million in 2003. The decrease in financial expenses in 2004 compared to 2003 was driven primarily by lower bank debt levels and lower shekel interest rates offset by the negative revaluation of U.S. dollar foreign currency hedging positions covering foreign exchange exposure on the US$ 175 million 13% subordinated notes. The fair value of these derivative contracts as of December 31, 2004, is a liability of NIS 55.3 million as compared to a liability of NIS 11.5 million on December 31, 2003. The increase in the liability is derived primarily from the strengthening of the shekel by 3.9% in Q4 2004.

        Income before taxes for 2004 was NIS 758.8 million (US$ 176.1 million), up 43.3% compared to NIS 529.6 million in 2003.

        In 2004, the Company had net income of NIS 471.6 million (US$ 109.5 million), or NIS 2.56 (US$ 0.60) per ADS or per share, compared to NIS 1,162.7 million, or NIS 6.34 per ADS or per share in 2003. The decrease in net income for 2004 compared to net income for 2003 resulted primarily from the utilization of the Company’s accumulated tax loss carry forwards and the creation of deferred tax assets in Q4 2003, in the amount of NIS 633.0 million.

        During 2004, our net active subscribers increased by 237,000, or 11.3%.

        As of December 31, 2004 our net active subscriber base was 2,340,000, accounting for an approximate market share of 32%, up from 31% at the end of 2003. The subscriber base for 2004 is comprised of 1,207,000 post-paid private subscribers (51.6% of the base) 700,000 prepaid subscribers (29.9% of the base) and 433,000 post-paid business subscribers (18.5% of the base). Net new active subscribers in the business sector accounted for approximately 36% of net new active subscribers in 2004.

        The annual churn rate for 2004 decreased to 12.0%, compared to 13.6% in 2003. We believe that the decrease in chum resulted primarily from an increased level of retention activities in 2004 as compared to 2003.

        Average monthly usage per subscriber (“MOU”) for 2004 was 286 minutes, an increase of 3.2% from the MOU for 2003, which was 277 minutes. Average monthly revenue per subscriber (“ARPU”) for 2004 was 170 NIS compared to NIS 171 in 2003, a decline of 0.6%. The decrease in ARPU, despite the increase in MOU, is derived primarily from downward pressure on tariffs, driven by increasing competition.

        In 2004, lower handset subsidies caused the average cost of acquiring a new subscriber (SAC) to decline from 2003. The lower handset subsidies were achieved as a result of higher charges related to handsets in the business and private sectors. 2004 SAC was NIS 295, compared to NIS 362 for 2003, a decline of 18.5%.

Trends

        In 2005, due to a more penetrated market, we expect a lower rate of subscriber growth, approximately 4% to 5% compared to 11.3% growth in our subscriber base in 2004. In addition, we anticipate ARPU to decline by approximately 10%, following the reduction in the inter-carrier termination rates. SAC levels for 2005 are expected to remain stable, at 2004 average levels. We will continue our efforts to control costs, with the goal of maintaining EBITDA at the levels achieved in 2004, despite the reduction in inter-carrier termination rates mandated by the Ministry of Communications.

Results of Operations for the Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

        Our total revenues in 2003 increased to NIS 4,467.7 million, up 10.2% from NIS 4,054.6 million in 2002. Our services revenues in 2003, driven primarily by subscriber growth of 14.5%, but offset in part by lower ARPU primarily from the decline in interconnect rates, increased to NIS 4,117.9 million, up 9.0% from NIS 3,776.6 million in 2002. Data and content revenues, which include SMS and value-added services, continued to grow faster than voice revenues, and in 2003 were 7.3% of total service revenues, compared to 6.3% of service revenues in 2002. Most of the growth in data and content revenues as compared to 2002 was from SMS services. Our equipment revenue in 2003 increased to NIS 349.8 million, up 21.5% from NIS 288.0 million in 2002. Primarily higher levels of handset sales derived from increased retention and upgrade activities and higher sales prices drove this increase.

        Our cost of revenues increased marginally in 2003 to NIS 3,136.5 million up 2.2% from NIS 3,069.5 million in 2002. Our cost of service revenues for 2003 was NIS 2,586.7 million, up 3.5% from NIS 2,499.5 million in 2002. In 2003, as compared to 2002, despite the decrease in the interconnect tariffs, we incurred higher interconnect charges due to the increased level of subscribers and usage. The increased interconnect charges were offset by cost efficiencies, primarily relating to handset and network maintenance and transmission costs. Our cost of equipment revenues in 2003 was NIS 549.7 million, down 3.5% from NIS 569.9 million in 2002. The decrease was the result of lower handset costs.

        Even with subscriber growth of 14.5%, selling and marketing expenses remained relatively stable in 2003 and were NIS 314.0 million, up 1.9% from NIS 308.1 million in 2002.

        General and administrative expenses for 2003 were NIS 162.4 million, compared to NIS 143.6 million in 2002, an increase of 13.1%. The increase in general and administrative expenses for 2003 resulted primarily from increased insurance costs, rental expenses and depreciation.

        Operating profit for 2003 increased to NIS 854.9 million from NIS 533.4 million in 2002, an increase of 60.3%. Operating profit as a percentage of revenues increased to 19.1% in 2003 from 13.2% in 2002.

        Financial expenses in 2003 were NIS 321.7 million, down 27.7% from NIS 445.2 million in 2002. Financial expenses were lower in 2003 as compared to 2002, primarily due to our lower levels of average debt, declining interest rates and a stronger Shekel versus the US Dollar. Nevertheless, financial income from the 7.6% increase in the value of the Shekel versus the US Dollar in 2003 was almost completely offset by hedging transactions.

        In 2003, as a result of the factors described above, we recorded net income before taxes of NIS 529.6 million, as compared to net income before taxes in 2002 of NIS 84.2 million, an increase of 529.0%. Based on these results and our estimates of our future earnings and profitability, assessments relating to the cellular market and trends, and the receipt of final tax assessments for the tax years through December 31, 2001 which validated the amount of the carryforward tax losses, we recorded a tax benefit of NIS 633.0 million in Q4 2003. As of December 31, 2003 we would require approximately NIS 1,760 million of future taxable income in order to fully realize our deferred tax asset.

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

        In 2003, lower handset subsidies caused the average cost of acquiring a new subscriber, or SAC, to decline by 23% from 2002. 2003 SAC was NIS 362, compared to NIS 470 for 2002.

Impact of Inflation and Exchange Rate Fluctuations

        Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, through December 31, 2004, a substantial amount of our operating expenses were linked to non-shekel currencies. These expenses related mainly to the acquisition of handsets where the price paid by us is based on various foreign currencies. In addition, most of our capital expenditures are incurred in, or linked to, non-shekel currencies, and our notes are denominated in US dollars and require US dollar interest payments. Thus, any devaluation of the shekel against the non-shekel currencies will increase the shekel cost of our non-shekel denominated or linked expenses. Such an increase may have an adverse impact on our results, which may be material. We hedge most of our foreign currency commitments, and we currently hedge the principal and the interest payable on our notes (due 2010) until the expected redemption in August 2005.

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

Liquidity and Capital Resources

        The mobile telephone business is highly capital intensive, requiring significant capital to acquire a license, construct mobile telecommunications networks. The capital requirements of our network are determined by the coverage desired, the expected call traffic and the desired quality and variety of services. Network construction costs are mainly related to the number of cells in the service area, the number of radio channels in the cell and the switching equipment required.

        Currently, our main sources of liquidity are:

—	our operating cashflows;

—	our credit facility;

—	our Notes due 2010 and our Notes due 2012; and

—	factoring long-term trade receivables.

        In July 2000, we amended our then-current credit facility, increasing the amount available to $750 million, subject to the meeting of defined milestones. In August 2000, we completed an offering of $175 million aggregate principal amount of our Notes due 2010. The net proceeds from that offering (approximately $170.5 million after deducting commissions and offering expenses) were used mainly to repay a portion of the outstanding indebtedness under our credit facility.

        On December 31, 2002, we again amended our credit facility, decreasing the amount available to $710 million. The amended facility was divided into three tranches: a $410 million multicurrency term loan facility (facility A), a $150 million revolving multicurrency loan facility (facility B), and a $150 million shekel term loan facility (facility C). All facilities were provided by Israeli banks and Citibank N.A., with Bank Leumi Le-Israel B.M. as facility agent and Bank Hapoalim as a coordinating agent.

        Facilities A and B of our credit facility could be drawn in shekels, US dollars or Euro, provided that not less than 60% of the outstanding advances under facilities A and B, at any time, had to be in shekels and not more than 40% of the outstanding advances under facilities A and B could be drawn in US dollars or euros. Facility A was available to be drawn through March 31, 2003. $383 million were drawn under Facility A. On July 28, 2004, the Board of Directors of the Company approved the permanent reduction of Facility A by an aggregate of $100 million. Facility B could be drawn until June 30, 2008. During 2004, Facility B was reduced by $10 million. Both Facility A and B were scheduled to mature on June 30, 2008. Facility C was available to be drawn through December 31, 2004 but was not utilized and expired at the end of the availability period. At December 31, 2004, the balances available for drawing were approximately $138 million under Facility B, and $17 million under Facility A. At March 31, 2005 the balances available for drawing were approximately $140 million under Facility B, and $39 million under Facility A.

        On April 14, 2005, we entered into a new $550 million bank credit facility, replacing our previous bank facility. The new facility includes a $450 million term loan facility and a $100 million revolving loan facility, both maturing in six years. With effect May 1, 2005, we exercised an option to reduce the term facility (other than an advance of approximately $25 million carried over from the previous facility) to $150 million and change the maturity date for both facilities to September 1, 2009. The new credit facility is secured by a first ranking, floating charge on our assets, and those of our wholly-owned subsidiary. Bank Hapoalim B.M., Bank Leumi Le-Israel B.M., Israel Discount Bank Ltd. and United Mizrahi Bank Ltd. are participating in the facility, with Bank Hapoalim B.M. serving as facility agent and Bank Leumi Le-Israel B.M. serving as coordinating agent.

        On March 31, 2005, we completed the offering of our Notes due 2012, raising NIS 2.0 billion in a public offering in Israel. Of these, notes having an aggregate principal amount of approximately NIS 36.5 million were purchased by our wholly owned subsidiary Partner Future Communications 2000 Ltd., or PFC. PFC also received an additional allocation of notes having an aggregate principal amount of NIS 500 million. The notes that PFC received pursuant to this additional allocation do not confer the right to receive any payment whatsoever on account of principal or interest until they are sold by PFC to a third party. The notes owned by PFC are subject to a 90-day lock-up.

        The term of the Notes due 2012 is seven years and the principal and interest payments are linked to the Israeli consumer price index. The annual interest on the notes is 4.25% and will be paid quarterly. Quarterly principal repayments will begin in June 2009. The notes were rated AA- by Maalot, and Aa2 by Midroog, two of Israel’s rating agencies. We used the net proceeds from the offering together with the drawing from our new credit facility to pay down most of our previous credit facility and to repurchase approximately 33.3 million shares from our founding Israeli shareholders. We may use the balance to redeem our Notes due 2010 and for general corporate purposes.

        Another source of our liquidity results from our factoring on a non-recourse basis most of our long-term trade receivables resulting from sales of handsets. We record the transfer of accounts receivable as a sales transaction under the provisions of Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. During the years ended December 31, 2003 and 2004, we factored approximately NIS 296 million and NIS 332 million ($77 million), respectively, from long-term trade receivables. The resulting costs amounted to approximately NIS 17 million and NIS 17 million ($ 4 million) for the years ended December 31, 2003 and 2004, respectively, and are charged to “Financial expenses-net”, as incurred.

        We generated positive cashflow from operations amounting to NIS 1,272.8 million ($295.5 million) in 2004, compared to NIS 1,031.5 million in 2003. The difference was primarily due to increased operating profits in 2004 as compared to 2003. Cashflow used in investing activities was NIS 673.6 million ($156.4 million) in 2004, compared to NIS 376.8 million in 2003. The increase was mainly due to larger payments for fixed assets in the amount of NIS 259.5 million (US$ 60.2 million) offset by the proceeds from the withdrawal of the NIS 98.9 million security deposit for the interest on our US Dollar denominated notes in 2003 and the reduction in payments for additional spectrum, in the amount of NIS 67.4 million (US $15.6 million).

        Cash used in financing activities was NIS 598.3 million ($138.9 million) in 2004, compared to NIS 652.3 million in 2003. The change was primarily due to reductions in repayments of borrowings under our long-term loans.

        We expect cash flows from operations net of cash flows from investing activities in 2005 to remain at similar levels as in 2004.

        As a result of obtaining GSM 1800 and UMTS third generation spectrum bands in the December 2001 spectrum auction in Israel, we have payment obligations with respect to each of those spectrum bands. We paid NIS 180 million (approximately $42 million) for the GSM 1800 spectrum. We are also committed to pay NIS 220 million (approximately $51 million) for the UMTS third generation spectrum, in six installments. The first four installments, totaling NIS 165 million (approximately $38 million), were paid in February and June 2002, June 2003 and June 2004, and the remaining two installments are payable no later than June 1, 2005 and 2006 in amounts equal to NIS 33 million and NIS 22 million, respectively. The remaining two installments will be paid plus interest at the rate set by the Accountant General of the Israeli Ministry of Finance.

        From January 1, 2002 to December 31, 2004, we made cumulative net capital expenditures of approximately NIS 1,390 million, of which NIS 601 million ($140 million) was incurred in 2004. We expect that capital expenditures for our network will continue to represent the largest portion of our total capital expenditures over the next few years. We expect to incur approximately NIS 600 million ($ 139 million) of capital expenditures in 2005, primarily in order to increase the coverage of our UMTS third generation network from 60% at December 31, 2004 of the Israeli population to 90%.

        We believe that funds from our operations, together with funds available under our new credit facility and our Notes due 2012, will provide us with enough liquidity and resources to fund our expected capital expenditure needs, including our plans to increase the capacity of our existing network and capital expenditures associated with our UMTS third generation network build-out, as well as our obligations under our financing agreements, our license payments and our other material commitments. However, the actual amount and timing of our future requirements may differ materially from our estimates.

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

Aggregate Contractual Obligations

        Set forth below are our contractual obligations and other commercial commitments as of December 31, 2004:

	Payments Due by Period (NIS in thousands)
Contractual Obligations	Total	2005	2006-2007	2008-2009	2010 and after

Long-Term Debt	2,442,050	158,157	1,085,869	374,102	823,322
Capital Lease Obligations	–	–	–	–	–
Operating Leases	374,631	145,392	127,978	51,083	50,178
Contribution to funds in respect of	21,000	21,000	–	–	–
Employee rights upon retirements
Unconditional Purchase Obligations:
UMTS third generation spectrum	69,000	41,000	28,000	–	–
Handsets	128,000	128,000	–	–	–
Fixed Assets	141,000	141,000	–	–	–
Other Long-Term Obligations	–	–	–	–	–
Total Contractual Cash Obligations	3,175,681	634,549	1,241,847	425,785	873,500

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. Directors and Senior Management

Directors

Name of Director	Age	Position

Fok Kin-ning, Canning	53	Chairman of the Board of Directors
Asaf Bartfeld(1)	52	Director
Chan Ting Yu(2)(5)	54	Director
Chow Woo Mo Fong, Susan	51	Director
Amikam Cohen	56	Director
Robert Donald Fullerton(3)(4)	73	Director
Uzia Galil	79	Director
Erez Gissin(2)	46	Director
Uzi Ish-Hurwitz(1)	62	Director
Mordechai Keret(1)	47	Director
Dennis Pok Man, Lui (2)(5)	54	Director
Khoo Chek Ngee(1)	62	Director
Tal Raz(2)(5)	43	Director
Pesach Shachar(2)	71	Director
Frank John Sixt	53	Director
Dr. Colin Tucker(1)	59	Director
Moshe Vidman (2)(3)(4(5)	61	Director
Prof. Ben-Zion Zilberfarb(2)(3)(4)	55	Director

(1)	Resigned from the Board of Directors on April 20, 2005, following the change of the Board of Directors’ composition resulting from our repurchase of shares from our founding Israeli shareholders
(2)	Member of the Executive Committee of the Board of Directors
(3)	External Director
(4)	Member of the Audit Committee
(5)	Member of the Compensation Committee

        Fok Kin-ning, Canning has been a director of Partner since May 1998 and the Chairman of its Board of Directors since that time. Mr. Fok has been an Executive Director of Hutchison Whampoa Limited since 1984 and its Group Managing Director since 1993. He also serves as the Chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited, Hutchison Global Communications Holdings Limited and Hutchison Telecommunications Limited (the holding company of the telecommunications interests of Hutchison Whampoa Limited). In addition, Mr. Fok is the Co-Chairman of Husky Energy Inc., the Deputy Chairman of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited. He is also a Director of Cheung Kong (Holdings) Limited. Mr. Fok holds a Bachelor of Arts degree from St. John’s University in Minnesota, United States and a diploma in financial administration from the University of New England in Australia. He is a member of the Australian Institute of Chartered Accountants. Mr. Fok was nominated as a director, and as the Chairman of the Board of Directors, by Advent Investments Pte Ltd., or Advent.

        Asaf Bartfeld has been a director of Partner since November 2004. Mr. Bartfeld is currently the President and CEO of Delek Group Ltd, and the CEO of Delek Investments and Properties Ltd. Prior to holding his current positions in the Delek Group he was CFO of Delek Group Ltd. Mr. Bartfeld serves as the chairman of the board of directors of Delek Real Estate Ltd., Gado Biochemical Industries Ltd., Delek Belron International Ltd., and is a member of the board of directors of several other entities within the Delek Group. Mr. Bartfeld has a B.A. degree in economics from Tel Aviv University. Mr. Bartfeld was nominated as a director by Matav. He resigned from the Board of Directors on April 20, 2005, following the change of the Board of Directors’ composition resulting from our repurchase of shares from our founding Israeli shareholders.

        Chan Ting Yu was a director of Partner from October 1997 to March 2000 and became a director again in May 2001. He is a member of the Executive Committee and the Compensation Committee. Mr. Chan is an Executive Director of Hutchison Telecommunications International Limited. Since joining the Hutchison Whampoa group, he has been closely involved in the management and development of Hutchison’s telecommunications business internationally. Mr. Chan holds a degree in Law and Arts (Maths), as well as a Postgraduate Certificate in Laws. Mr. Chan was nominated as a director, and as a member of the Executive Committee, by Advent Investments Pte Ltd.

        Chow Woo Mo Fong, Susan has been a director of Partner since August 1998. Mrs. Chow has been an Executive Director of Hutchison Whampoa Limited since 1993 and its Deputy Group Managing Director since 1998. Mrs. Chow is also an Executive Director of Cheung Kong Infrastructure Holdings Limited, Hutchison Harbour Ring Limited and Hutchison Global Communications Holdings Limited and a Director of Hongkong Electric Holdings Limited, Hutchison Telecommunications International Limited, TOM Group Limited and Hutchison Telecommunications Limited. She is a solicitor and holds a Bachelor’s degree in Business Administration. Mrs. Chow was nominated as a director by Advent Investments Pte Ltd.

        Amikam Cohen – See “Senior Management” below. Mr. Cohen was nominated as a director by Advent Investments Pte Ltd. commencing April 20, 2005.

        Robert Donald Fullerton has been a director of Partner since February 2003. He became director of Canadian Imperial Bank of Commerce (CIBC) (formerly The Canadian Bank Of Commerce) in 1974. He joined the Bank in 1953 and served in a variety of positions in the branch system and the International Division, including New York. He served in the following senior executive positions prior to becoming Chairman, President and Chief Executive Officer in 1985, Regional General Manager International, Regional General Manager Saskatchewan, Chief General Manager and President. During this period, he chaired many of the board committees including the Executive Committee and the Audit Committee. Mr. Fullerton retired as an Executive Officer in 1992 but remained on the board and continued to chair the Executive Committee until 1999. He also retired as a director of CIBC in February 2004. Mr. Fullerton Chairs the Audit Committees of George Weston Limited and Husky Energy Inc., and is a member of the Audit Committee of Asia Satellite Telecommunications Holdings Ltd. During his career he has served on the board of directors of a large number of both Canadian and international companies including I.B.M. Canada, Honeywell Inc., Amoco Petroleum Canada, Orange plc, Ontario Hydro, Westcoast Energy, as well as many cultural and educational entities. He received a Bachelor’s degree in Arts from the University of Toronto in 1953.

        Uzia Galil has been a director of Partner since August 1999. Mr. Galil currently serves as Chairman and Chief Executive Officer of Uzia Initiatives and Management Ltd., a company specializing in the promotion and nurturing of new businesses associated with mobile communication, electronic commerce and medical information media, which he founded in November 1999. From 1962 until November 1999, Mr. Galil served as President and Chief Executive Officer of Elron Electronics Industries Ltd., an Israeli high technology holding company, which he founded and of which he also served as Chairman of the Board. From January 1981 until leaving Elron, Mr. Galil also served as Chairman of the Board of Directors of Elbit Ltd., an electronic communication affiliate of Elron, and as a member of the Boards of Directors of Elbit Systems Ltd., a defense electronics affiliate of Elron, and all other private companies held in the Elron portfolio. Mr. Galil currently serves as a member of the Boards of Directors of Orbotech Ltd., NetManage Inc., and as Chairman of Zoran Corporation. From 1980 to 1990, Mr. Galil served as Chairman of the International Board of Governors of the Technion. Mr. Galil holds a M.S. in Electrical Engineering from Purdue University and a B.S. from the Technion. Mr. Galil has also been awarded an honorary doctorate in technical sciences by the Technion in recognition of his contribution to the development of science-based industries in Israel, an honorary doctorate in philosophy by the Weizman Institute of Science, an honorary doctorate in engineering by Polytechnic University, New York, and an honorary doctorate from the Ben-Gurion University of the Negev in Israel and the Solomon Bublick prize laureate from the Hebrew University of Jerusalem. In 1997 he was awarded the prestigious Israel Prize for his contribution to the development of the Israeli hi-tech industry. Until April 20, 2005, Mr. Galil had been a director nominated by Elbit.COM. Since then, Mr. Galil serves as a director on behalf of Advent Investments Pte Ltd.

        Erez Gissin has been a director of Partner since August 1998 and is a member of the Executive Committee. For the last five years, Mr. Gissin has been the CEO of IP Planet Network Ltd., an Israeli telecommunication company providing satellite broadband services. Previously, he was the Vice President of Business Development of the Eurocom Group, an Israeli leader in telecom and internet products and services. Mr. Gissin holds a Bachelor of Science in Industrial Engineering from Tel Aviv University and an MBA degree from Stanford University, California. Until April 20, 2005 Mr. Gissin had been a director nominated by Eurocom. Since then, Mr. Gissin serves as a director and member of the Executive Committee, on behalf of Advent Investments Pte Ltd.

        Uzi Ish-Hurwitz has been a director of Partner since February 2005. Mr. Ish-Hurwitz has served as Chairman and CEO of Shira Computers Ltd., President and Member of the Board of Neuromedical Systems, Inc., President and Co-founder of Indigo Graphic Systems Ltd. and Vice President Operations of Scitex Corporation. Mr. Ish-Hurwitz also served as Procurement Department Manager at the Ministry of Defense and as Senior Project Engineer of GTE International Systems Ltd. Mr. Ish-Hurwitz holds a B.Sc and completed the full course work towards a M.Sc in Electrical Engineering, from the Technion – Israel Institute of Technology, and he has participated in the Advanced Management Program (AMP) of Harvard University. Mr. Ish Hurwitz was nominated as a director by Elbit Ltd. He resigned from the Board of Directors on April 20, 2005, following the change of the Board of Directors’ composition resulting from our repurchase of shares from our founding Israeli shareholders.

        Mordechai Keret has been a director of Partner since April 2004. He has also been an Executive Vice President at Arison Holdings (1998) Ltd., an Israeli investment company, since 1993. Mr. Keret currently serves as a director at a number of companies in which Arison Holdings or its affiliates are a shareholder, including Housing and Construction Holdings Ltd., Eurocom Communication Ltd., Eurocom Cellular Communications Ltd., Internet Gold – Golden Lines Ltd., D.B.S Satellite Services (1988) Ltd., Gaon Holdings Ltd., and other companies in the Arison Group and Priortech Ltd. Mr. Keret is an Israeli CPA and holds a B.A. degree in accounting and economics from the Tel-Aviv University. Mr. Keret was nominated as a director by Eurocom. He resigned from the Board of Directors on April 20, 2005, following the change of the Board of Directors’ composition resulting from our repurchase of shares from our founding Israeli shareholders.

        Dennis Pok Man Lui has been a director of Partner since April 2004 and is the Chairman of the Executive Committee and the Chairman of the Compensation Committee. Mr. Lui is an Executive Director and the Chief Executive Officer of Hutchison Telecommunications International Limited, an Executive Director of Hutchison Global Communications Holdings Limited and a Director of Hutchison Telecommunications (Australia) Limited. He first joined the Hutchison Whampoa Limited group in 1986 and was the managing director in charge of the mobile telecommunications, fixed-line, multi-media, internet and paging businesses in Hong Kong, China, Taiwan and Macau from January 1989 until 2000. Mr. Lui rejoined the Hutchison Whampoa Limited group in May 2001 as group managing director of HTI (1993) Holdings Limited (“HTI”) overseeing all the operations and new business development of the HTI group. He holds a Bachelor of Science Degree from the University of Oregon. Mr. Lui was nominated as a director, and as a member of the Executive Committee, by Advent Investments Pte Ltd.

        Khoo Chek Ngee has been a director of Partner since October 1997. He is a consultant of Hutchison Whampoa Limited and has been a director of Hutchison Telecommunications Limited since 1993. From 1993 to 2003, he was the Group Managing Director of Hutchison Telecommunications Limited. From 1966 to 1993, he was with Singapore Telecommunications Pte. Ltd., rising to the position of Vice President of Mobile Communications in 1991. Mr Khoo holds a Bachelor of Science degree in Engineering from the London University Imperial College of Science and Technology, and he participated in the Advanced Telecommunications Management Program at the Center of Telecommunication Management, University of Southern California. Mr. Khoo was nominated as a director by Advent Investments Pte Ltd. He resigned from the Board of Directors on April 20, 2005, following the change of the Board of Directors’ composition resulting from our repurchase of shares from our founding Israeli shareholders.

        Tal Raz has been a director of Partner since November 2001 and is a member of the Executive Committee and the Compensation Committee. Mr. Raz is serving as Vice President Finance and Chief Financial Officer of Elron Electronic Industries Ltd. since May 2002. Prior to joining Elron, Mr. Raz was the acting President and Chief Executive Officer of Elbit Ltd. from October 2001. Mr. Raz was appointed Vice President of Elbit in June 1998, and served as Chief Financial Officer of Elbit since he joined Elbit in April 1997, having previously served in the same capacity at Agentsoft Ltd., Jerusalem, and Paul Winston Corporation, New York. Prior thereto he was a senior auditor at Deloitte & Touche’s New York office. He also serves as Chairman of CellAct and as a board member of Elron Telesoft, A.M.T. – Advanced Metal Technologies Ltd., RDC – Rafael Development Corporation Ltd. and Netvision. Mr. Raz is a certified public accountant, and holds Bachelor of Arts and Master of Arts degrees in accounting and business administration from Baruch College, New York. Mr. Raz was nominated as a director, and as a member of the Executive Committee, by Elbit Ltd., until April 20, 2005 and continues to serve as a director on behalf of the Israeli founding shareholders.

        Pesach Shachar has been a director of Partner since May 1998 and is a member of the Executive Committee. For 21 years he was the General Manager, founder, and a shareholder in Nogay Ltd., a telecommunications consulting firm active in numerous high-tech projects in Israel and overseas. In that capacity, he advised Hutchison on the prospects in the cellular market in Israel, established the Partner shareholder consortium and advised Hutchinson on the bidding for the license and launch of operations. Mr. Shachar served 28 years in the Israel Defense Forces Signal Corps and Air Force/Telecommunications, reaching the rank of Colonel. Mr. Shachar was nominated as a director, and as a member of the Executive Committee, by Advent Investments Pte Ltd.

        Frank John Sixt has been a director of Partner since May 1998. Mr. Sixt has been an Executive Director of Hutchison Whampoa Limited since 1991 and its Group Finance Director since 1998. He is the Chairman of TOM Group Limited and TOM Online Inc. He is also an Executive Director of Cheung Kong Infrastructure Holdings Limited, Hutchison Global Communications Holdings Limited and Hongkong Electric Holdings Limited and a Director of Cheung Kong (Holdings) Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited, Husky Energy Inc., and Hutchison Telecommunications Limited. He holds a Bachelor of Arts degree and a Master of Arts degree from McGill University and a Bachelor’s degree in Civil Law from the University of Montreal, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada. Mr. Sixt was nominated as a director by Advent Investments Pte Ltd.

        Dr. Colin Tucker has been a director of Partner since July 2003. He is Deputy Chairman of Hutchison 3G. Dr. Tucker was previously a Managing Director of Hutchison 3G UK Limited and the Chief Operating Officer – International Operations for Orange plc. He also served as the Technical Director of Orange plc. Dr. Tucker served as the Director and General Manager of Telepoint systems at GPT Limited, and as Director of Engineering for Plessey Telecommunication Products Ltd. He was also an Industrial Professor at Loughborough University. Dr. Tucker was nominated as a director by Advent. He resigned from the Board of Directors on April 20, 2005, following the change of the Board of Directors’ composition resulting from our repurchase of shares from our founding Israeli shareholders.

        Moshe Vidman serves as a member of the Board of Directors and a member of Executive Committee of the Jerusalem Foundation and of Beit Lessin (public theatre). He also serves as a member of the Board of Governors and the Chairman of the Endowment Fund Committee and Chairman of the assets Company of the Hebrew University. Since 2000 Mr. Vidman is the Revlon Representative in Israel and serves as a director of the following companies: Israel Corporation Ltd., ICL – Israel Chemical Ltd., Dead Sea Works Ltd., Jafora-Tabori ltd., Rosebud Medical Ltd., Ex-Libris Ltd., Bank Leumi Le’Israel Ltd., Melistrol and Ofer Brothers Properties (1957) Ltd. Previously he held various positions at the Ministry of Education and Culture. From 1978 until 1983 Mr. Vidman served as the Deputy Accountant General in the Ministry of Finance. From 1983 until 1990 he served as the President and Chief Financial Officer of Aryt Optronics Ltd., a hi-tech company which developed optics and laser applications for military and medical use. From 1990 until 1999 Mr. Vidman was the Managing Director of Revlon Israel and until March 1999 he served as a director of Koor Industries and Chairman of its Investment Committee. He also served as Chairman of the Executive Committee of Africa-Israel Ltd. and as the Chairman of the Board of Directors of Africa-Israel Hotels.

        Prof. Ben-Zion Zilberfarb has been a director of Partner since February 2000. Professor Zilberfarb is currently a professor of economics and chairman of the A. Meir Center for Banking at Bar-Ilan University. He is a member of the board of directors of Fundtech Ltd. and of Clal Finance-Provident and Study Funds, where he serves also as the chairman of the Investment Committee. He was the chairman of the board of directors of Euro-Trade Bank during 2000-2001 and of Karnit Insurance Company during 1998-2002. He also served as the Director General of the Israeli Ministry of Finance from 1998 to 1999. For many years, he served as a member of several governmental committees. He also served as the Chairman of the Investment Committee, of Bank Leumi Provident Funds and consultant to several financial institutions and several governmental and regulatory authorities including the Israel Securities Authority and the Bank of Israel. He received a Ph.D. in Economics from the University of Pennsylvania and a Bachelor’s degree and Master of Arts degree, both in Economics, from Bar-Ilan University.

Senior Management

Name of Officer	Age	Position

Amikam Cohen	56	Chief Executive Officer
David Avner	53	Deputy Chief Executive Officer
Iris Beck	38	Vice President, Marketing
Chaim Beker	60	Vice President, Operations
Alon Berman	44	Vice President, Technologies
Adi Biran	61	Vice President, Regulation and New Business Development
Dan Eldar	51	Vice President, Carrier, International and Investor Relations
Alan Gelman	49	Chief Financial Officer
Amnon Gideon	52	Vice President, Human Resources and Operations
Zion Ginat	45	Vice President, Customers
Yacov Kedmi (1)	53	Vice President
Roly Klinger	45	Vice President, Chief Legal Counsel and Joint Company Secretary
Haim Romano(2)	50	Deputy Chief Executive Officer
Edith Shih	52	Joint Company Secretary
Menahem Tirosh (3)	53	Vice President, Network Engineering and Operation

(1)	Mr. Kedmi resigned from the company, effective December 31, 2004.
(2)	Mr. Romano resigned from the company, effective June 28, 2005.
(3)	Mr. Tirosh resigned from the company, effective December 31, 2004.

        Amikam Cohen has been Partner’s Chief Executive Officer since the commencement of its operations and a director in the Board of Directors of Partner since April 20, 2005. From 1996 to 1998, he was Chief Executive Officer of Elite Industries Ltd., one of Israel’s largest confectionery and coffee producers and marketers. From 1991 to 1996, Mr. Cohen was Managing Director of Strauss Dairies Ltd. From 1987 to 1990, he was General Manager of the Refrigerator and Air Conditioner Division of Tadiran Home Appliances Ltd. From 1978 to 1986, Mr. Cohen served in numerous capacities at the Tadiran Telecommunications Group, including General Manager of the Public Switching Division, General Manager of the Microelectronics Section, and Director of the entire group’s purchasing department. He holds a Bachelor of Science degree in Industrial Management Engineering from Ben Gurion University, Beersheva, Israel.

        David Avner was appointed Deputy CEO in April 2005. Prior to joining the Company, Mr. Avner served as Senior Vice President of Operations and Member of the executive management at Amdocs Limited. Previously, he served at Amdocs as Group President Europe and LATAM & Member of Management. Prior to that, Mr. Avner served at Strauss Dairy Ltd. for 17 years, the last four as General Manager of the Dairy Division. He was also the General Manager of Strauss Ice Creams Ltd., and Manager of Information Systems at Strauss Dairy Ltd. Mr. Avner also served as Active Director of Yotvata Dairies Subsidiary since 1998. He holds a Bachelor of Arts degree in Mathematics/Computer Sciences and Philosophy from Haifa University in Israel and an MBA degree from the Technion, Israel Institute of Technology.

        Iris Beck was appointed Vice President, Marketing in December 2002. Prior to joining the Company, she served as General Manager of Lever Israel (local subsidiary of Unilever). Ms. Beck worked at Lever Israel from 1996 and held senior positions such as Marketing Director and Technical Director before her appointment as General Manager. Ms. Beck worked as Brand Manager at Strauss Ice Cream from 1993 to 1996, and as Project Controller at Kulick & Soffa from 1991 to 1993. Ms. Beck holds a Bachelor’s degree in Economic Science (with distinction) from Haifa University, and Master of Arts degree in Marketing (with distinction) from Bar-Ilan University.

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

        Alon Berman was appointed Vice President, Technologies in October 2004. Mr. Berman joined Partner as Deputy VP of Engineering in the Technologies division at the end of 2002, after serving 20 years in the Israeli Defense Forces, rising to the rank of Colonel and Head of Technical Department in the Communications Corps. Mr. Berman holds a bachelor degree in Electronic Engineering from the Technion – Israel Institute of Technology (1982), a Master Degree in Electronic Engineering (1991) and MBA (1994) from Tel Aviv Univeresity.

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

        Alan Gelman was appointed Chief Financial Officer of Partner in January 2001. For the three years prior to joining Partner, Mr. Gelman served as Chief Financial Officer and Vice President of Barak ITC, one of Israel’s providers of international voice, data and internet services. From 1994 to 1997, Mr. Gelman served as the Controller for Cellcom Israel Ltd. Mr Gelman holds a Bachelor’s degree in Accounting from Queens College in New York and an MBA from Hofstra University in New York. Mr. Gelman is licensed as a Certified Public Accountant in the USA (New York) and in Israel. Mr. Gelman was nominated as Chief Financial officer by Advent, with the approval of our Board, pursuant to the relationship agreement described in “Item 7B. Major shareholders and Related Party Transactions–Related Party Transactions–Relationship Agreement.”

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

        Zion Ginat was appointed Vice President, Customers in January 2005. Mr. Ginat joined Partner in 2002 as Deputy VP, Sales Division and in 2004 was appointed as Deputy VP, Customer Service Division. Prior to joining Partner, Mr. Ginat served as General Manager of Tecnomatix-Asia Pacific, VP Sales and Marketing of Tadiran Appliances Ltd. Israel and as Managing Director of a subsidiary of Koor Trade. Mr. Ginat holds a Bachelor’s degree and a Master’s degree in Mechanical Engineering from Tel Aviv University.

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

        Roly Klinger Vice President, Chief Legal Counsel and Joint Company Secretary, joined Partner in August 1998. From 1993, she served as Legal Advisor and Corporate General Secretary of Keshet Broadcasting Ltd., which holds an operating franchise for Israel’s first commercial television channel. Previously, while practicing in the private sector, she lectured on communications law at the College of Management–Academic Studies, Tel-Aviv. Ms. Klinger received an LL.B degree from Tel Aviv University and is admitted to the Israel Bar.

        Haim Romano joined Partner in June 1998 as Vice President, Human Resources and Administration, in December 2000 was appointed Vice President, Customer Services and in January 2003 was appointed Vice President, Customers’ Division and in January 2004 was appointed Deputy CEO, Customers’ and Operation Divisions. In that capacity he is responsible for personnel policy and management, physical facilities, and site acquisition. From March 2004 until May 2004 Mr. Romano participated in the Advanced Management Program of Harvard Business School. From 1996 to 1998, Mr. Romano headed the Human Resources Division in the Israel General Security Service. Immediately prior, he had served in the Israel Defense Forces for 24 years, the last two as head of their Civil Personnel Department. Mr. Romano holds Masters degrees from Haifa University and Tel Aviv University.

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

6B. Compensation

        The aggregate compensation paid, and benefits in kind granted to or accrued on behalf of all our directors and senior managers for their services in all capacities during the year ended December 31, 2004 was approximately NIS 29 million ($6.7 million). In 2004 options were granted to our senior management under the 2004 Employee Stock Option Plan to purchase up to 2,150,000 of our ordinary shares at an exercise price of NIS 26.74 per share. These options will expire in December 2014, subject to earlier expiration upon the termination of employment under certain circumstances. For more information, see “Item 6E. Directors, Senior Management and Employees–Share Ownership–2004 Employee Stock Option Plan”. Included in the above, the total amount set aside or accrued to provide pension, retirement or similar benefits on behalf of all our directors and senior managers during the year ended December 31, 2004 was approximately NIS 0.8 million ($0.2 million).

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

Executive Committee

        Our Executive Committee was nominated by the Board of Directors on July 15, 1998. Our Executive Committee comprises members who are directors appointed by the Board of Directors from time to time. Subject to the provisions of the Companies Law, the Executive Committee is authorized to make all major decisions relating to the business affairs of Partner. The Executive Committee is authorized by the Board of Directors to approve contracts, commitments and other transactions up to a value determined by the Board of Directors from time to time.

Audit Committee

        The Companies Law requires public companies, including Partner, to appoint an audit committee. The responsibilities of our audit committee include reviewing our financial statements, identifying irregularities in the management of the company’s business and approving related party transactions as required by law. According to the Companies Law, an audit committee must consist of at least three board members of which one member should be a financial expert, as defined by U.S. law, and include all the company’s external directors. The chairman of the board, any director employed by the company or granting services to the company on a permanent basis, any controlling shareholder or any relative of a controlling shareholder may not be a member of the audit committee. Our audit committee consists of three board members, all of which meet both Nasdaq’s definition of independent directors, and the Companies Law’s definition of external directors. None of them is an affiliated person of Partner or has received any consulting, advisory or other compensatory fee from Partner, other than in their capacity as directors of Partner.

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

Security Committee

        Pursuant to an amendment to our license from April 2005, a new board committee has been formed to deal with security matters. Only directors with the required clearance and those deemed appropriate by Israel’s General Security Service may be members of this committee. The committee must consist of at least four members, who are subject to the clearance required from the Israeli General Security Service and at least one external director. Where any matter required a board’s resolution and it was a security matter, then the committee should be authorized to discuss and to resolve such security matter and the resolution should bind the Company. However, in cases where the security matter concerned is a transaction with a related party, the transaction should be submitted for approval in accordance with the requirements of the applicable U.S law, the Israeli Companies Law and any other applicable laws, provided that, in any case, only directors with security clearance can participate in any forum which will deal with security matters. On April 12, 2005, our Board of Directors approved the formation of the Security Committee to consist of four Israeli directors, which are subject to Israeli security clearance and security compatibility to be determined by the General Security Service.

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

Approval of Related Party Transactions

        Generally, under the Companies Law the compensation of an Office Holder who is a director, or the compensation of an Office Holder who holds a controlling interest in the company, requires the approval of the audit committee, the Board of Directors and the general meeting of the shareholders of the company. The Companies Law also requires that an arrangement between the company and its Office Holder and also a transaction between the company and another person in which an Office Holder has a personal interest, requires the approval of the Board of Directors. If such transactions are extraordinary transactions, in addition to the Board approval and any approval required by the Articles of Association, the transaction also must be approved by the company’s audit committee, and, in certain circumstances, the shareholders of the company at a general meeting. Under the Companies Law, an extraordinary transaction between a public company and a person having control of the company or an extraordinary transaction between a public company and another person, in which a controlling member has a personal interest, must be approved by the audit committee, the Board of Directors and a meeting of the shareholders, provided that either: (a) the majority of shares voted at the meeting, including at least one third of the shares voted by shareholders who do not have a personal interest in the matter and who are present at the meeting, are voted in favor of such arrangement (abstentions shall not be included in the total of the votes) or (b) the total number of shares of the shareholders referred to in clause (a) voting against such arrangement does not exceed one percent of the aggregate voting rights of the company.

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

6D. Employees

        At December 31, 2004, we had 3,164 employees on a full-time or full time equivalent basis, compared with 2,768 at December 31, 2003 and 2,688 at December 31, 2002. The number of employees for 2004, 2003 and 2002, divided by their activity, was as follows:

	December 31
	2004	2003	2002

Customer service	1,634	1,565	1,418
Engineering	416	410	325
Sales and sales support	512	206	281
Information technology	113	118	160
Marketing and Content	99	135	75
Finance	71	72	72
Human resources and Security and Fraud Management	90	68	68
Remaining operations	229	195	286
TOTAL	3,164	2,769	2,685

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

6E. Share Ownership

        As of December 31, 2004, our directors and senior managers beneficially owned an aggregate of 1,416,402 or approximately 0.77%, of our outstanding ordinary shares. No individual director or senior manager beneficially owns 1% or more of our outstanding ordinary shares.

        As of December 31, 2004, our senior managers, in the aggregate, held options to purchase up to 3,164,292 of our ordinary shares. No individual senior manager holds options to purchase 1% or more of our outstanding ordinary shares. Of these options, 388,334 have an exercise price of $0.343 and will expire after the eighth anniversary date of the commencement of the vesting schedule with respect to the options, subject to earlier expiration upon the termination of the option-holder’s employment under certain circumstances. An additional 625,958 of these options have an exercise price of between NIS 20.45 and NIS 22.23. The remaining 2,150,000 of these options have an exercise price of NIS 26.74.

        Until November 2003, we granted options to our senior managers and other employees pursuant to our 1998 and 2000 Employee Stock Option Plans described below. In November 2003 we amended our stock option plans to conform with recent changes in the Israeli Income Tax Ordinance (New Version), 1961. As a result, any grants of options after November 2003 are subject to the terms of our 2000 Employee Stock Option Plan as so amended, referred to as the 2003 Amended Plan. In addition, in 2004 we granted options to our managers and other employees pursuant to the 2004 Employee Stock Option Plan.

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

        The 1998 Plan currently authorizes the issuance of options to purchase up to 5,104,167 ordinary shares. As of December 31, 2004, options to purchase 963,223 ordinary shares were outstanding, with exercise prices ranging from $0.343 per share to fair market value at the date of grant. The fair market value was determined on the basis of the average closing sale price of our ordinary shares during the 30 trading days prior to the date of grant.

        As of December 31, 2004, options to purchase 3,945,193 ordinary shares had been exercised under the 1998 Plan.

        The options granted under the 1998 Plan since April 2002 were granted subject to the same terms and conditions as those of the 2000 Plan described below, including exercise price, vesting schedule and expiration period. Options to purchase 195,751 ordinary shares remained ungranted under the 1998 Plan as of December 31, 2004.

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

        The 2000 Plan authorizes the issuance of options to purchase up to 4,472,222 ordinary shares. In November 2003, 419,930 options under this plan were transferred to the 2003 Amended Plan. As of December 31, 2004, options to purchase 2,662,582 ordinary shares were outstanding with exercise prices ranging from NIS 17.25 – NIS 27.35, which represent the fair market value as of the date of grant, measured on the basis of the average closing sale price of our ordinary shares during the 30 trading days prior to the date of grant.

        As of December 31, 2004, options to purchase 1,198,678 ordinary shares had been exercised under the 2000 Plan. Options to purchase 191,570 ordinary shares remained ungranted under the 2000 Plan as of December 31, 2004.

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

        As of December 31, 2004, options to purchase 224,930 shares may be granted under the 2003 Amended Plan.

        In December 2002, we entered into an agreement with the Israeli tax authorities reducing the individual tax rate applicable to the taxable income of employees from the receipt and exercise of their options. In exchange, we agreed to defer the deduction of the expense corresponding to such taxable income for a period of four years from the date on which we commence paying income taxes. The agreement applies to employees who received options under the 1998 Plan who have joined the agreement and relates to (1) options that are exercised by December 31, 2002 and (2) options that vest by December 31, 2003 and are exercised by May 31, 2004. In each case, the trustee must have held the options for a period of 24 months from the date on which they were granted. See Note 9(d) to our consolidated financial statements.

        In December 2003, we entered into an agreement with the Israeli tax authorities under which the terms of the above-mentioned agreement in December 2002 apply also to employees who received options under the 2000 Plan.

2004 Employee Stock Option Plan

        In July 2004, the Company’s Board of Directors approved a stock option plan, pursuant to which 5,775,000 ordinary shares were reserved for issuance upon the exercise of 5,775,000 options to be granted without consideration. The options will be granted to employees under the provisions of the capital gain’s tax route provided for in Section 102 of the Israeli Income Tax Ordinance. The options vest in four equal annual batches, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will be fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

        Through December 31, 2004, 5,095,500 options have been granted to Company’s employees pursuant to the 2004 Plan, of which 5,000 options have been exercised. As of December 31, 2004, 679,500 options under the 2004 Plan remain ungranted.

        The NIS denominated exercise price per share of the options is equal to the average market price of the Company’s shares for the 30 trading days preceding the day on which the options are granted, less 15%.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

        The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of April 20, 2005 with respect to each person who we believe to be the beneficial owner of 5% or more of our ordinary shares. Except where otherwise indicated, we believe, based on information furnished to us by the principal shareholders, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares. None of our major shareholders has any different voting rights than any other shareholder.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percent of Outstanding Ordinary Shares Beneficially Owned

Hutchison Telecommunications
International Limited (1)
18/F Two Harbour Front
22 Tak Fung Street
Hung Hom Kowloon
Hong Kong	78,940,104	52.15%
Hutchison Whampoa Limited(2)
22/F Hutchison House
10 Harcourt Road
Central Hong Kong	78,940,104	52.15%
Cheung Kong (Holdings) Limited (3)
7/F Cheung Kong Center
2 Queen's Road Central
Hong Kong	78,940,104	52.15%

(1)	Based on publicly available SEC filings by Hutchison Telecommunications International Limited, or Hutchison, Advent Investments Pte Ltd., or Advent, Hutchison Telecommunications International (Netherlands) B.V., or Hutchison (Netherlands), and Cheung Kong (Holdings) Limited, or Cheung Kong, Hutchison, a company whose ordinary shares are listed on the Hong Kong Stock Exchange and ADSs are listed on the New York Stock Exchange, Inc. owns Partner shares through two indirect subsidiaries, Advent and Hutchison (Netherlands), which own approximately 62,621,184 and 16,318,920 ordinary shares of Partner, respectively. Advent, incorporated in Singapore, is an indirect wholly-owned subsidiary of Hutchison, owned through a chain of wholly-owned subsidiaries as follows: Advent is owned by Amber International Holdings Inc., which is owned by Hutchison Telecommunications International (Cayman) Holdings Limited, which is owned by Hutchison. Hutchison (Netherlands) is also an indirect wholly-owned subsidiary of Hutchison, owned through a chain of wholly-owned subsidiaries as follows: Hutchison (Netherlands) is owned by Hutchison Telecommunications (Cyprus) Limited, which is owned by Amber International Holdings Inc., which is owned by Hutchison Telecommunications International (Cayman) Holdings Limited, which is owned by Hutchison.

(2)	Based on publicly available SEC filings by Hutchison, Advent, Hutchison (Netherlands), and Cheung Kong, Hutchison Whampoa Limited, or HWL, a company listed on the Hong Kong Stock Exchange and traded on the London Stock Exchange, owns Partner shares through its direct wholly owned subsidiary Hutchison International Limited, which in turn directly holds 100% of Hutchison Telecommunications Limited, which in turn directly holds 100% of Hutchison Telecommunications Investment Holdings Limited, which in turn directly holds approximately 70.2% of the total outstanding ordinary shares of Hutchison, which indirectly owns 78,940,104 of the ordinary shares of Partner.

(3)	Based on publicly available SEC filings by Hutchison, Advent, Hutchison (Netherlands), and Cheung Kong, Cheung Kong, through its indirect ownership of approximately 49.97% of the issued shares of HWL and its indirect ownership of 28,402,698 ordinary shares of Hutchison, may be deemed to have sole voting and dispositive power over the ordinary shares of Partner beneficially owned by HWL and Hutchison. However, as stated in the Schedule 13D, pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of such ordinary shares of Partner.

Changes in Major Shareholders During the Past Three Years

        At December 31, 2001, our major shareholders included:

—	Matav-Cable Systems Media Ltd. ("Matav"), which owned 2.82% of our shares directly and an additional 12.42% of our shares through the 50.1% shareholding in Matbit Telecommunication Systems Ltd. ("Matbit") held by Matav's wholly owned subsidiary Matav Investments ("Matav Investments");

—	Elbit Limited (“Elbit”), which owned 12.37% of our shares through the 49.9% shareholding in Matbit held by Elbit’s wholly owned subsidiary Elbit.COM Limited (“Elbit.COM”); Elbit.COM was liquidated in 2003, following which Elbit Limited held shares directly in Partner.

—	HWL, which owned 35.0% of our shares through a chain of wholly owned subsidiaries as follows: the direct holder of our shares was Advent, which was owned by Amber International Holdings Inc., which was owned by Hutchison Telecommunications Limited, which was owned by Hutchison International Limited, which was owned by HWL. By virtue of interests in relation to HWL, Cheung Kong (Holdings) Limited, Li Ka-Shing Unity Holdings Limited, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust and Li Ka-Shing as owner of more than one third of the issued share capital of Li Ka-Shing Unity Holdings Limited are each taken as interested in the Partner shares held by HWL by virtue of the provisions of the Securities (Disclosure of Interests) Ordinance, Cap. 396 of the laws of Hong Kong;

—	Tapuz Cellular Systems Limited Partnership (“Tapuz Limited Partnership”), which owned approximately 13% of our shares and which was owned by Tapuz Cellular Systems Ltd. (“Tapuz”) (1%) (the general partner), Eurocom Communications Ltd. (“Eurocom”) (69%) and Hapoalim Electronic Communications Ltd., subsequently renamed Polar Communications Ltd. (“Polar”) (30%) (the limited partners);

—	MFS Investment Management ("MFS"), which owned 7.22% of our shares; and

—	T. Rowe Price Associates, Inc. ("TRP"), which owned 5.7% of our shares.

        In January 2002, Tapuz Limited Partnership was dissolved, and its holdings in Partner were transferred to its partners, Eurocom, Polar and Tapuz, a wholly owned subsidiary of Eurocom, pro rata to their previous interests in the partnership. On April 24, 2002, Hutchison Telecommunications (Amsterdam) BV (“Hutchison (Amsterdam)”), an indirect wholly owned subsidiary of HWL, acquired 5,044,667 shares of Partner from Matav Investments and 8,734,001 shares of Partner from Matbit, which together represented approximately 7.7% of Partner’s issued share capital at that time. On December 2, 2002, the holdings of Matbit in Partner were transferred to its shareholders, Elbit.COM and Matav Investments, pro rata their previous interests in Matbit. During 2002, MFS and TRP reduced their holdings in Partner to less than 5% each. On September 17, 2004, Hutchison (Amsterdam) transferred 16,318,920 shares of Partner to Advent, which transferred them to Hutchison (Netherlands). On April 20, 2005, we repurchased approximately 33.3 million shares from our Israeli founding shareholders, as follows: 12,765,190 shares from Elbit, 9,359,915 shares from Eurocom, 7,783,444 shares from Matav Investments and 3,409,384 shares from Polar Communications Ltd. as described in “Item 7B. Related Party Transactions – Repurchase of Shares from Founding Israeli Shareholders”. As a result the shareholdings of Hutchison increased to 52.15%.

Other

        On April 18, 2005, 11,585,513 ADSs (equivalent to 11,585,513 ordinary shares or approximately 6.27% of the total outstanding ordinary shares) were outstanding and held of record by 32 registered holders in the United States. Additionally, on April 18, 2005, there were approximately 8 holders of record of our ordinary shares. Of these holders, none had a registered address in the United States, although certain accounts of record with registered addresses other than in the United States may hold our ordinary shares, in whole or in part, beneficially for United States persons. We are aware that many ADSs and ordinary shares are held of record by brokers and other nominees and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs and ordinary shares, or the number of ADSs and ordinary shares beneficially held by such persons.

        As described above, we are controlled by Hutchison. As far as we know, there are no arrangements that might result in a change in our control.

7B. Related Party Transactions

Relationship Agreement

        Our founding shareholders and Elbit.COM entered into a Relationship Agreement in relation to their direct and indirect holdings of our shares and the rights associated with such holdings. When one of our founding shareholders, Tapuz, was dissolved in January 2002 and its holdings in Partner were distributed to its partners, Eurocom Communications Ltd., Polar Communications Ltd. and Tapuz Cellular Systems Ltd., these parties became parties to, and assumed Tapuz’s rights and obligations under, the Relationship Agreement. The Relationship Agreement was amended on April 23, 2002, concurrently with the sale of shares in Partner indirectly owned by Matav-Cable Systems Media Ltd. to Hutchison Telecommunications (Amsterdam) BV.

        The founding Israeli shareholders, Matav Investments Ltd., a wholly-owned subsidiary of Matav, and Advent Investments Pte Limited and Hutchison Telecommunications International (Netherlands) BV, the subsidiaries of Hutchison holding Partner’s shares, further amended and restated the Relationship Agreement on April 20, 2005 and, among other changes, eliminated any obligation of the parties to vote for each other’s directorship nominations. The following description relates to the Relationship Agreement as in effect as of the date of filing of this Annual Report.

License/Required Israeli and Founding Shareholder Percentages

        The parties to the Relationship Agreement have agreed that they shall at all times comply with the terms of our license requiring that our founding shareholders or their substitutes hold in aggregate at least 26% of the means of control of Partner, and that our Israeli founding shareholders or their substitutes (from among the founding shareholders and their substitutes) hold at least 5% of the means of control of Partner. See “Item 4B. Information on the Company–Business Overview–Regulation–Our License–License Conditions.”

Foreign Mobile Radio Telephone Operator

        The parties to the Relationship Agreement have agreed that a parent of Advent will continue to be a controlling corporation of a foreign mobile radio telephone operator as required by our license, for so long as this is required by our license. See also “Item 4B. Information on the Company–Business Overview–Regulation–Our License.” On September 14, 2003, the Ministry of Communications notified us that this undertaking need no longer remain in force.

Compulsory Transfer in the Event of Default

        If a party to the Relationship Agreement commits certain events of default described in the agreement, it may be required to offer its shares to the other parties on a pre-emptive basis. Events of default for this purpose include a breach of the Relationship Agreement which has a material adverse effect on Partner, and in the case of such breach, the purchase price at which the shares are to be sold will be market value less a 17.5% discount.

Term and Termination

        The Agreement continues in full force and effect until we are wound up or cease to exist unless terminated earlier by the parties. The Agreement will terminate in relation to any individual party after it ceases to hold any share beneficially if it is required to comply with the minimum holding requirements for founding shareholders or Israeli founding shareholders, as applicable, and the transfer of the shares was not made in breach of the Relationship Agreement.

Transactions with Affiliates

        We currently operate under an unwritten arrangement with Eurocom Communications Ltd., one of our principal shareholders, pursuant to which Eurocom sells our services or distributes handsets in connection with their sale of Nokia handsets in four outlets and with a group of approximately 100 sales representatives who sale our services to private customers and small business customers. Eurocom receives a commission for the activation of each handset that it sells to customers as one of our distributors and for the logistical support related to the supply of handsets.

        We also purchase a portion of our Nokia handsets from Eurocom. In the year ended December 31, 2004, purchases from Eurocom constituted approximately 44% of all of our handset purchases.

        We believe that our distribution arrangement and handset purchases from Eurocom are on commercial, arms-length terms.

        In addition, we have agreements with Eurocom Cellular Communication Ltd., a subsidiary of Eurocom Communications Ltd., according to which Eurocom will provide us with various content and interactive games and the right to use certain intellectual property. Furthermore, in 2004 we entered an agreement with Eurocom Cellular Communications for the supply of an interface that will enable sending large quantities of SMS and MMS from Eurocom to a handset and vice-versa.

        We have an agreement with Cellact Ltd., a subsidiary of Elbit Ltd., according to which Cellact is directly connected to our SMS server so that Cellact may send large amounts of SMS’s to our subscribers and vice-versa.

        We have a strong relationship with Hutchison, previously one of our principal shareholders and now our majority shareholder, and HWL, Hutchison’s controlling shareholder, and are working with them in connection with the development of products and services for UMTS third generation mobile communications. Hutchison and HWL are global leaders in UMTS third generation technology and, in particular the deployment and development of third generation cellular networks and products and services worldwide.

        In August 2002, we signed a Cost-Sharing Agreement, or the CSA, with certain members of the HWL group of companies for the joint acquisition and development of information technology platforms and software solutions, hardware, content and other services, in connection with the UMTS third generation business.

        The CSA allows us to participate in acquisition and development projects with other UMTS third generation companies within the HWL and Hutchison groups, and to benefit from the combined purchasing power and resources of the groups which include companies in Austria, Australia, Denmark, Hong Kong, Ireland, Italy, Sweden and the United Kingdom.

        As of December 31, 2004, we had given notice of our participation in six joint contracts. We expect that our share in these contracts in financial terms (including our share of joint expenses and liabilities) is not material.

        We believe that the CSA gives us an advantage unavailable to our competitors. The CSA gives us an opportunity to maximize economies of scale and operational efficiencies for development and procurement activities associated with our 3G business. See Note 14(c) to our consolidated financial statements.

        For more information, see “Item 3D. Risk Factors–Risks and uncertainties in connection with UMTS third generation technology mean that we may not make an economic return on investment in acquiring UMTS third generation spectrum, establishing a UMTS third generation network, or developing UMTS third generation services”.

        In 2004, we entered into an agreement with HI3G Access AB, a subsidiary of HWL, for the purchase of Novotel/Lucent 3G UMTS datacards.

        On September 1, 2003, we entered into a supply agreement with Elron Telesoft Ltd., a wholly-owned subsidiary of Elron Electronics Industries Ltd. for the purchase of Agilents’ Signaling Monitoring System, as well as for the purchase of support and maintenance services. The purpose of the system is to monitor our network in order to improve network performance levels and maintenance response times. In addition, in 2004 we entered into another agreement with Elron Telesoft Ltd. for the purchase of a CDR Verification System.

        In 2004 we entered into an agreement with Goldmind, a subsidiary of Eurocom Communications, for the supply of content from its website through WAP.

        In March 2005, we entered into an agreement with Cellular Center for Vehicles Ltd., a company wholly owned by Mr. Talmai Cohen, the brother of the company’s Chief Executive Officer, Amikam Cohen, for the sale, installation and maintenance of car kits in approximately 35 locations.

        We have roaming agreements with certain members of the Hutchison and HWL group of companies. The agreements which are with GSM, GPRS and 3GSM operators wordwide, enable our subscribers to roam abroad and enable other operator’s subscribers to roam on our network. These agreements are in the ordinary course of business and are on market terms.

        In April 2005, we entered into a new $550 million bank credit facility, replacing our previous bank facility. Bank Hapoalim B.M., Bank Leumi Le-Israel B.M., Israel Discount Bank Ltd. and United Mizrahi Bank Ltd. are participating in the facility, with Bank Hapoalim B.M. serving as facility agent and Bank Leumi Le-Israel B.M. serving as coordinating agent. During 2004, two of our directors served also as directors in banks that are parties to the new credit facility – Mr. Mordechai Keret in Bank Hapoalim B.M. and Mr. Moshe Vidman in Bank Leumi Le-Israel B.M. In addition, the new credit facility facilitated our repurchase of shares from our founding Israeli shareholders, by causing a release of the share pledges on these shares and by providing more flexible covenants for permitted distributions. See “Item 5. Operating and Financial Review and Prospects–Liquidity and Capital Resources.”

Registration Rights

        We have entered into a registration rights agreement with our principal founding shareholders in which we granted our principal shareholders the right to require us to register ordinary shares held by them under the US Securities Act. We have agreed that, upon request from any of our principal shareholders, we will file a registration statement under the US Securities Act to register ordinary shares held by them, subject to a maximum of one request in any 6-month period. There is no limit to the number of registrations that can be requested under the agreement. The minimum amount of shares that must be included in any registration requested under this agreement is 2.65% of our outstanding shares. We have also granted each of the principal shareholders the right to include their ordinary shares in any registration statement covering offerings of ordinary shares by us. The registration rights agreement will terminate with respect to each holder upon the earlier of October 26, 2009 and such time as the holder can sell its ordinary shares into the United States public market pursuant to an exemption from the registration requirements of the Securities Act without regard to holding period, volume or manner-of-sale limitations.

Repurchase of Shares from Founding Israeli Shareholders

        On April 20, 2005, we repurchased approximately 33.3 million of our shares, pursuant to an offer that we received in February 2005 from our founding Israeli shareholders, Elbit, Eurocom, Polar. and Matav, who together held approximately 22.5% of our outstanding shares at that time. The purchased shares held by Elbit, Eurocom, Matav and Polar, represented approximately 18.1% of our then outstanding shares. As a result of the repurchase of these shares, the holdings of our largest shareholders, Hutchison Telecommunications International Limited, increased from 42.9% to approximately 52.15% and the holdings of Elbit decreased to approximately 2.04%, the holdings of Eurocom decreased to approximately 1.5%, the holdings of Matav decreased to approximately 1.25% and the holdings of Polar decreased to approximately 0.55%.

        The price per share at which we acquired these shares was NIS 32.2216 per share. These share repurchases were approved by our audit committee, by our board of directors, and by our shareholders at an extraordinary meeting of our shareholders, including the required majority under the Companies Law for an extraordinary transaction with a controlling shareholder.

7C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8A. Consolidated Financial Statements and Other Financial Information

        Audited financial statements for the three fiscal years ended December 31, 2004 are included under "Item 18. Financial Statements."

Legal and Arbitration Proceedings

        In addition to the legal proceedings discussed below, we are party to a number of legal and administrative proceedings arising in the ordinary course of our business. We do not expect the outcome of such matters in the aggregate to have a material adverse effect upon our business and financial condition, results of operations and cash flows.

        We have experienced difficulties in obtaining building permits from local authorities for the erection of antennas, particularly before the signing of the agreement in principle with the Union of Local Authorities in Israel. As a result, we, like other mobile telephone operators in Israel, have erected antenna sites without the issuance of a building permit from the relevant local or regional authority. Currently, approximately 30% of our antenna sites are operating without local building permits. We believe that a portion of the sites operating without permits from local authorities do not require building permits under the Planning and Building Law. The erection of an antenna site without a required local building permit is a violation of the Planning and Building Law and, in some cases, has resulted in a demolition order being imposed on us and in the filing of criminal charges and civil proceedings by Israeli municipalities against us and our officers and directors.

        As of December 31, 2004, 266 criminal proceedings have been brought against us concerning the erection of antenna sites without building permits. 135 of those proceedings have also been brought against our officers and directors. 26 of those proceedings have been brought against us regarding failure to comply with demolition orders, of which five have been brought against our officers and directors and 26 have been settled. We are currently negotiating with the relevant local authority to reach a settlement regarding the relocation of affected sites or obtaining building permits for those sites. 231 of the criminal proceedings brought against us have been settled, with Partner, but not our directors or officers, admitting guilt and paying a fine, ranging from NIS 1,000 to NIS 80,000 per offense. The total amount of fines paid as of December 31, 2004, is approximately NIS 2 million, with NIS 0.3 million of that paid during 2002, NIS 0.2 million of that paid during 2003 and NIS 0.1 million of that paid during 2004. These settlements also resulted in the imposition of demolition orders for the relevant sites, the execution of which have been stayed for a period of time to allow us to obtain the necessary permits or to relocate the relevant antenna site. 129 of the criminal proceedings involving our officers and directors have been settled with no admission of guilt by any of the officers and directors. In addition, currently 71 administrative demolition order proceedings have been brought against us. Of these, 69 have been settled with the imposition of demolition orders, the execution of which has been stayed for a period of several months to allow us to obtain the necessary permits or to relocate the relevant antenna.

        There can be no assurance that we will continue to be successful in settling legal proceedings brought against us and our officers and directors or that we will not be faced with demolition orders and criminal charges, including against our officers and directors. See “Item 3D. Key Information–Risk Factors–We have had difficulties obtaining some of the permits for which we have applied and have not yet applied for other permits that are required for the erection of our antenna sites. These difficulties could continue and therefore affect our ability to erect or maintain antenna sites. This could have an adverse effect on the extent, quality and capacity of our network coverage and may result in criminal or civil liability to us or to our officers and directors.

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

        Another claim, involving a substantial amount, which was filed by a private consumer who had previously asked to join the above class action, has been brought again before the court. The court had previously frozen the proceedings of the private consumer’s claim, until a decision was made in the case filed by the consumer organization.On May 25, 2003, the private consumer filed a request to amend his motion to file a class action claim and the proposed claim itself, and also a draft of the proposed amended motion and claim. The motion to amend was granted, and on January 21, 2004, we submitted our response to the certification motion.On November 24, 2004 the court decided to strike the motion to recognize the claim as a class action.

        On April 8, 2002, a claim was filed against us, together with a motion requesting certification as a class action, alleging a variety of consumer complaints. The amount of the claim against us is estimated at approximately NIS 545 million plus additional significant amounts related to other alleged damages. Only a preliminary hearing has taken place, and the parties await a decision by the court with regard to our preliminary motion to dismiss the claim.

        At this stage, and until the claim is recognized as a class action, we and our legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

        In addition, we and our legal counsel are of the opinion that even if the request to recognize this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the above-mentioned amount. See Note 8b(2) to our consolidated financial statements.

        On April 13, 2003, a claim was filed against us and other cellular telecommunication companies, together with a request for certification as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million. We filed our response on October 1, 2003.

        At this stage, no hearings have taken place and unless and until the claim is recognized as a class action, we and our legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made. See Note 8b(3) to our consolidated financial statements.

        On September 14, 2004, a claim was filed against us, together with a motion requesting certification as a class action, alleging errors in client accounts, including charges in respect of Internet access after the client requested to block the service, and in the recording of credit balances as charges. The plaintiff claims that our clients have suffered damages of approximately NIS 173 million over a period of two years and that we are in violation of the Consumer Protection Law. We filed a response on March 8, 2005. At this stage, no hearings have taken place and unless and until the claim is recognized as a class action, we and our legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made. See Note 8b(4) to our consolidated financial statements.

Dividend Distribution Policy

        We have never paid cash dividends to our shareholders although we may pay dividends in the future. In addition, the terms of our credit facility restrict the amount of dividends we may pay to our shareholders. See “Item 5. Operation and Financial Review and Prospects–Liquidity and Capital Resources–Liquidity”. On April 20, 2005, we repurchased approximately 33.3 million shares from our founding Israeli shareholders, for a total purchase price of approximately NIS 1,074 million. See “Item 7B. Related Party Transactions–Repurchase of Shares from Founding Israeli Shareholders.”

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

	Nasdaq		London Stock Exchange		Tel Aviv Stock Exchange
	($ per ADS)		($ per ADS)*		(NIS per ordinary share)**
	High	Low	High	Low	High	Low

2000	23.13	4.13	22.50	4.13	–	–
First Quarter	23.13	14.25	22.50	14.83	–	–
Second Quarter	14.81	6.26	15.13	7.03	–	–
Third Quarter	10.00	7.50	10.05	7.43	–	–
Fourth Quarter	7.63	4.13	7.75	4.13	–	–
2001	7.13	3.50	7.10	3.53	37.85	17.73
First Quarter	7.13	4.25	7.10	4.25	–	–
Second Quarter	4.78	3.50	4.63	3.53	–	–
Third Quarter	6.80	3.89	6.95	4.15	37.85	17.73
Fourth Quarter	6.85	4.50	6.95	4.43	30.79	18.90
2002	7.55	3.55	7.38	3.78	33.92	17.26
First Quarter	7.55	4.70	7.38	4.70	33.92	21.29
Second Quarter	5.00	4.00	4.93	4.05	24.04	19.19
Third Quarter	4.77	3.86	4.68	3.88	22.53	18.51
Fourth Quarter	4.50	3.55	4.53	3.78	21.67	17.26
2003
First Quarter	3.70	2.56	3.58	2.68	17.03	12.45
Second Quarter	4.91	3.45	4.90	3.55	21.91	16.21
Third Quarter	6.11	4.90	5.95	4.85	27.25	20.96
Fourth Quarter	7.84	5.92	7.70	5.40	34.46	26.54
2004
First Quarter	8.49	7.41	8.20	7.58	37.99	33.44
Second Quarter	8.55	6.91	8.33	7.08	38.40	32.37
Third Quarter	7.77	6.36	7.88	6.50	34.96	29.11
Fourth Quarter	8.59	6.52	8.66	6.50	37.35	28.93

*	The data for the fourth quarter of 2004 is based on last trade reported to the London Stock Exchange.

**	Our ordinary shares began trading on the Tel Aviv Stock Exchange on July 3, 2001.

Previous Six Months

	Nasdaq		London Stock Exchange		Tel Aviv Stock Exchange
	($ per ADS)		($ per ADS)		(NIS per ordinary share)
	High	Low	High	Low	High	Low

October 2004	6.92	6.52	6.86	6.50	30.30	28.93
November 2004	7.88	6.78	7.92	7.29	34.89	29.99
December 2004	8.59	7.71	8.66	7.96	37.35	33.58
January 2005	8.29	8.05	8.38	8.16	36.83	35.28
February 2005	9.24	8.12	9.13	8.18	40.11	36.13
March 2005	9.60	8.76	9.52	9.09	41.82	38.28

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

The Powers of the Directors

        The power of our directors to vote on a proposal, arrangement or contract in which the director is materially interested is limited by the relevant provisions of the Companies Law. In addition, the power of our directors to vote compensation to themselves or any members of their body, requires the approval of the audit committee and the shareholders at a general meeting. See “Item 6C. Board Practices–Approval of Related Party Transactions.”

Rights Attached to Shares

        Our registered share capital consists of a single class of 235 million ordinary shares, par value NIS 0.01 per share, of which 184,037,221 ordinary shares were issued and outstanding as of December 31, 2004. All outstanding ordinary shares are validly issued. On April 20, 2005, we repurchased approximately 33.3 million ordinary shares from certain of our founding Israeli shareholders, as described above under “Item 7B. Related Party Transactions–Repurchase of Shares from Founding Israeli Shareholders”. These shares have been cancelled. On April 20, 2005, following the repurchase of shares, our issued and outstanding share capital was 151,353,447 ordinary shares.

        The rights attached to our ordinary shares are as follows:

Dividend Rights

        Holders of ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The Board of Directors may propose a dividend with respect to any fiscal year only out of profits, in accordance with the provisions of the Companies Law. Declaration of a dividend requires approval by an ordinary shareholders’ resolution, which may decrease but not increase the amount proposed by the board of directors. See “Item 10E. Additional Information–Taxation.”

        Shares which are treated as dormant under our Articles of Association retain the rights to receive dividends or other distributions to shareholders, and to participate in rights offerings, but no other rights.

        One year after a dividend has been declared and is still unclaimed, the Board of Directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to the benefit of the Company until it is claimed. We are not obligated to pay interest or linkage on an unclaimed dividend.

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

Rights in the Company’s Profits

        Our shareholders have the rights to share in our profits distributed as a dividend and any other permitted distribution. See “Item 10B. Rights Attached to Shares–Dividend Rights.”

Rights in the Event of Liquidation

        All of our ordinary shares confer equal rights among them with respect to amounts distributed to shareholders in case of liquidation.

Limitations on Ownership and Control

        Ownership and control of our ordinary shares are limited by the terms of our license and our articles of association. See “Item 4B. Information on the Company–Business Overview–Our License–License Conditions.”

        In order to comply with the conditions and restrictions imposed on us by the Ministry of Communications or under our License in relation to ownership or control over us, under certain events specified in our articles of association, the Board of Directors may determine that certain ordinary shares are dormant shares. According to our articles of association, dormant shares bear no rights as long as they are dormant shares, these shares have the right to receive dividends and other distributions to shareholders. Consequently, we have received an exemption from the requirement set out in Nasdaq’s Marketplace Rule 4351 that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the US Securities Exchange Act cannot be disparately reduced or restricted through any corporate action or issuance.

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

Annual and Extraordinary Meetings

        The Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. Notice of at least twenty-one days prior to the date of the meeting is required. An extraordinary meeting may be convened by the board of directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders holding in the aggregate at least 4.99% of our issued capital. An extraordinary meeting must be held not more than thirty-five days from the publication date of the announcement of the meeting. See “Item 10B. Rights Attached to Shares–Voting Rights.”

Limitations on the Rights to Own Our Securities

        For limitations on the rights to own our securities see “Item 4B. Information on the Company – Business Overview — Our License – License Conditions,” ” – Our Permit Regarding Cross Ownership” and “Item 10B. Rights Attached to Shares – Limitations on ownership and control.”

Limitations on Change in Control and Disclosure Duties

        For limitations on change in control, see “Item 4B. Information on the Company – Business Overview – Our License – License Conditions,” “Item 4B. Information on the Company – Business Overview – Our License – Our Permit Regarding Cross Ownership” and “Item 10B. Rights Attached to Shares – Limitations on ownership and control.”

Changes in our Capital

        Changes in our capital are subject to the approval of the shareholders at a general meeting by a special majority of 75% of the votes of shareholders participating and voting in the general meeting.

10C. Material Contracts

        For information on our share repurchase, see “Item 7B. Related Party Transactions – Repurchase of Shares from Founding Israeli Shareholders.”

10D. Exchange Controls

        There are no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us and our wholly-owned subsidiary, Partner Future Communications 2000 Ltd., except or otherwise as set forth under “Item 10E. Additional Information – Taxation.”

        Under Israeli law (and our memorandum and articles of association), persons who are neither residents nor nationals of Israel may freely hold, vote and transfer ordinary shares in the same manner as Israeli residents or nationals.

10E. Taxation

Israeli Tax Considerations

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

        Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

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

General Corporate Tax Structure

        The regular rate of corporate tax in Israel is 34%. It is scheduled to be reduced to 32% in 2006 and 30% for year 2007 and thereafter.

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

        The Inflationary Adjustments Law is highly complex. Its principal features can be described as follows:

—	Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward.

—	Where a company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

—	Subject to specified limitation, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

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

Tax on Capital Gains of Shareholders

—	General. Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of our Shares by some of our shareholders (see discussion below). The Israeli Tax Ordinance distinguishes between “Real Gain” and “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the Israeli CPI between the date of purchase and the date of sale. The Real Gain accrued at the sale of an asset purchased on or after January 1, 2003 is taxed at a 25% rate, both for individuals and for corporations.

Real Gains derived from the disposal after January 1, 2003 of an asset purchased prior to this date will be subject to capital gains tax at a blended rate. The regular corporate tax rate of 34% and a marginal tax rate of up to 49% for individuals will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at a 25% rate.

Inflationary Surplus, that accrued after December 31, 1993, is exempt from tax.

Upon the sale of an asset subject to capital gains tax, a tax advance of 25% of the capital gain is payable within 30 days of the transaction. The Assessing Officer may accept the actual amount of tax payable, if this is lower, provided that a detailed return including a computation of the tax due is filed within that period. Capital gains are also reportable on annual income tax returns.

—	Taxation of Israeli Residents – Shareholders Subject to the Inflationary Adjustments Law. The Inflationary Adjustments Law includes provisions concerning taxation on gains from the sale of traded securities. These provisions apply to most corporate shareholders and to certain individuals. There is some uncertainty as to whether those provisions also apply to foreign corporations that hold our shares because non-resident companies are not expressly exempt from them. A shareholder who is subject to the Inflationary Adjustments Law will be taxed, upon the sale of his or her Shares, on the full amount of its gain at the tax rate applicable to that shareholder (34% for a corporation and a marginal tax rate of up to 49% for individuals). It should be noted that the Tax Reform has not altered significantly the legal situation concerning this aspect of Israeli taxation.

—	Taxation of Israeli Residents – Other Shareholders. In July 2001 our ordinary shares were listed for trading on the Tel Aviv Stock Exchange. As a result of our dual listing and due to the Tax Reform (inclusion of new provisions concerning the taxation of capital markets) and that since our ordinary shares are no longer considered “foreign traded securities”, the tax treatment of our shareholders under Israeli law has changed.

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

        Different taxation rules may apply to shareholders who purchased their shares prior to the listing on the Tel Aviv Stock Exchange. They should consult with their tax advisors for the precise treatment upon sale.

—	Taxation of Non-Israeli Residents. As mentioned above, Israeli law generally imposes a capital gains tax on sales of capital assets, including securities and any other direct or indirect rights to capital assets located in Israel. This tax is also applicable to nonresidents of Israel as follows:

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

Different taxation rules may apply to shareholders who purchased their shares prior to the listing on the Tel Aviv Stock Exchange. They should consult with their tax advisors for the precise treatment upon sale.

—	Taxation of Investors Engaged in a Business of Trading Securities. Individual and corporate dealers in securities in Israel are taxed at tax rates applicable to business income.

—	Withholding at Source from Capital Gains from Traded Securities. Under the Tax Reform, Israeli stockbrokers have a duty to withhold tax upon the sale of traded securities. The applicable withholding tax rate is 15% from the real gain.

Dividends

        We have never paid cash dividends to our shareholders although we may pay dividends in the future. However, the following Israeli tax consequences would apply in the event of actual payment of any dividends on ordinary shares or ADSs.

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

Taxation of Residents of the United States under the US Treaty

        Residents of the United States will generally be subject to withholding tax in Israel on dividends paid, if any, on Shares (including ADSs). Generally, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income (the “US Treaty”), the maximum rate of withholding tax on dividends paid to a holder of Shares (including ADSs) who is a resident of the United States (as defined in the US Treaty) will be 25%. The maximum rate of withholding tax on dividends paid by Israeli corporation to a US corporation will be 12.5% if during the part of the Israeli corporation’s taxable year which precedes the date of payment and during the whole of its prior taxable year, at least 10% of the outstanding shares of the voting stock of the Israeli corporation was owned by the US corporation.

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

Repatriation

        Non-residents of Israel who acquire any of the Shares (including ADSs) of the Company will be able to repatriate dividends, liquidation distributions and the proceeds from the sale of such ADSs or ordinary shares, in non-Israeli currencies at the rate of exchange prevailing at the time of repatriation provided that any applicable Israel income tax has been paid, or withheld, on such amounts. US holders should refer to the “United States Federal Income Taxation – Dividends” section below with respect to the US federal tax treatment of foreign currency gain or loss.

United States Federal Income Tax Considerations

        The following discussion is a summary of certain material US federal income tax considerations applicable to a US holder (as defined below) regarding the acquisition, ownership and disposition of ordinary shares or ADSs. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed US Treasury regulations, administrative pronouncements, rulings and judicial decisions in effect as of the date of this Annual Report. All of these authorities are subject to change, possibly with retroactive effect, and to change or changes in interpretation. In addition, this summary does not discuss all aspects of US federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under US federal income tax law, including US expatriates, insurance companies, banks, regulated investment companies, securities broker-dealers, financial institutions, tax-exempt organizations, persons holding ordinary shares or ADSs as part of a straddle, hedging or conversion transaction, persons subject to the alternative minimum tax, persons who acquired their ordinary shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, persons having a functional currency other than the US dollar, persons owning (directly, indirectly or by attribution) 10% or more of our outstanding share capital or voting stock, and persons not holding the ordinary shares or ADSs as capital assets.

        As used herein, the term “US holder” means a beneficial owner of an ordinary share or an ADS who is eligible for benefits as a U.S. resident under the limitation on benefits article of the US Treaty (as defined above in “–Taxation of residents of the United States under the US Treaty”), and is:

—	a citizen or individual resident of the United States for US federal income tax purposes,

—	a corporation (or an entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof (including the District of Columbia),

—	an estate whose income is subject to US federal income taxation regardless of its source, or

—	a trust if (A) a US court is able to exercise primary supervision over the trust’s administration and (B) one or more United States persons have the authority to control all of the trust’s substantial decisions.

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

        US holders should review the summary above under “Israeli Taxation” and “Israeli Taxation–Taxation of residents of the United States under the US Treaty” for a discussion of the Israeli taxes which may be applicable to them.

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

Dividends

        In the event we make any distributions of cash or other property to a US holder of ordinary shares or ADSs, the US holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares and ADSs, including the amount of any Israeli taxes withheld in respect of such dividend. Dividends paid by us will not qualify for the dividends-received deduction applicable in certain cases to US corporations.

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

        If a US holder is an accrual method taxpayer, for taxable years beginning before 2005, it must translate Israeli taxes into US dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, but must translate taxable dividends into US dollars at the spot rate on the date received. The difference in exchange rates may reduce the US dollar value of the credits for Israeli taxes relative to its US federal income tax liability attributable to a dividend. However, for taxable years beginning after 2004, an accrual method US holder may elect to translate Israeli taxes into US dollars using the exchange rate in effect at the time the taxes were paid. Any such election will apply for the taxable year in which it is made and all subsequent years, unless revoked with the consent of the Internal Revenue Service (“IRS”).

        Any dividends paid by us to a US holder on the ordinary shares or ADSs will be treated as foreign source income and will be categorized as “passive income” or, in the case of certain US holders, “financial services income” for US foreign tax credit purposes. Under recently enacted legislation, for taxable years beginning January 1, 2007, dividend income generally will constitute “passive category income” or, in the case of certain US holders, “general category income”. Subject to the limitations in the Code, as modified by the US Treaty, a US holder may elect to claim a foreign tax credit against its US federal income tax liability for Israeli income tax withheld from dividends received in respect of ordinary shares or ADSs. The US Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credit for US holders of ADSs. Accordingly, the discussion above regarding the creditability of the Israeli withholding tax on dividends could be affected by future actions that may be taken by the US Treasury. US holders who do not elect to claim the foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which the US holder elects to do so with respect to all foreign income taxes. A deduction does not reduce US tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits. The rules relating to the determination of the foreign tax credit are complex. Accordingly, if you are a US holder of ordinary shares or ADSs, you should consult your own tax advisor to determine whether and to what extent you would be entitled to the credit.

        Certain US holders (including individuals) are eligible for reduced rates of US federal income tax (at a maximum rate of 15%) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet certain minimum holding periods and the non-US corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the US Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares and ADSs, should constitute qualified dividend income for US federal income tax purposes. The United States Treasury and the IRS have announced their intention to promulgate rules pursuant to which holders of shares and ADSs, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. Each individual US holder of ordinary shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

Sale, Exchange or Other Disposition

        Upon the sale, exchange or other disposition of ordinary shares or ADSs, a US holder generally will recognize capital gain or loss equal to the difference between the US dollar value of the amount realized on the sale, exchange or other disposition and the US holder’s adjusted tax basis, determined in US dollars, in the ordinary shares or ADSs. Any gain or loss recognized upon the sale, exchange or other disposition of the ordinary shares or ADSs will be treated as long-term capital gain or loss if, at the time of the sale, exchange or other disposition, the holding period of the ordinary shares or ADSs exceeds one year. In the case of individual US holders, capital gains generally are subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses by a US holder is subject to significant limitations. US holders should consult their own tax advisors in this regard.

        In general, gain or loss recognized by a US holder on the sale, exchange or other disposition of ordinary shares or ADSs will be US source income or loss for US foreign tax credit purposes. Pursuant to the US Treaty, however, gain from the sale or other disposition of ordinary shares or ADSs by a holder who is a US resident, for US Treaty purposes, and who sells the ordinary shares or ADSs within Israel may be treated as foreign source income for US foreign tax credit purposes.

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

Passive Foreign Investment Company Rules

        A non-US corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition or certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2004. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares, ADSs and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares or ADSs. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above).

        Application of the PFIC rules is complex. US holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership of our ordinary shares or ADSs.

Information Reporting and Backup Withholding

        Dividend payments with respect to ordinary shares or ADSs and proceeds from the sale, exchange or other disposition of ordinary shares or ADSs may be subject to information reporting to the IRS and possible US backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries.

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

        We have borrowings in US dollars, shekels linked to the Israeli CPI and unlinked shekels. The following table provides information derived from the financial statements about these borrowings, as of December 31, 2004.

Non-Derivative Instruments

Book Value (NIS equivalent in millions, except percentages)

US dollar borrowings (1)
Long term--Notes due 2010	754
Fixed interest rate payable on our Notes due 2010	13%
NIS linked to the Israeli CPI (2)
Long-term – fixed	358
Weighted average interest rate payable on fixed rate debt	5.8%
Unlinked NIS (2)
Long-term--floating	827
Weighted average interest rate payable on floating rate debt	4.8%
Total	1,939

(1)	On December 31, 2004, the closing price of our Notes due 2010 was 113.25 points.

(2)	Book value approximates fair value at December 31, 2004.

Expected Maturity Dates:

        Our credit facility was divided into three tranches: A multi-currency term loan facility of $383 million, a revolving multi-currency loan facility of $150 million and a fixed-term shekel loan facility of $150 million. This facility was replaced on April 14, 2005 with a new six-year facility including a $450 million term loan facility and a $100 million revolving facility. With effect May 1, 2005, we exercised an option to reduce the term loan facility (excluding an advance of approximately $25 million carried over from the previous facility) to $150 million and shorten the maturity to September 1, 2009.

        The total commitments under our new facility will be reduced during each of the following years to the following amounts:*

	Dollars in Millions
	A*	B	TOTAL
May 1, 2005	175	100	275
September 1, 2005	173	100	273
September 1, 2006	166	100	266
September 1, 2007	109	100	209
September 1, 2008	50	100	150
September 1, 2009	0	0	0

*	Including approximately $25 million advance carried over from our previous facility.

        On August 10, 2000, we completed an offering of $175 million of unsecured senior subordinated notes due 2010. The notes bear interest at the rate of 13% per annum, which is payable semi-annually on each February 15 and August 15, commencing February 15, 2001. We intend to redeem these notes on August 15, 2005.

Foreign Exchange

        Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, through December 31, 2004, a material amount of our operating expenses were linked to non-shekel currencies. These expenses related mainly to the acquisition of handsets where the price paid by us is based on various foreign currencies. In addition, most of our capital expenditures are incurred in, or linked to, non-shekel currencies, and our notes are denominated in US dollars and require US dollar interest payments. Thus, devaluation of the shekel against the dollar (or other foreign currencies), increases the shekel cost of our non-shekel denominated or linked expenses. Such an increase may have an adverse impact on our results, which may be material. We hedge most of our foreign currency commitments, and we currently hedge the principal payable on our notes due 2010 until the anticipated redemption in August 2005.

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

        The notional amount does not necessarily represent amounts exchanged by the parties and, therefore, is not a direct measure of our exposure.

        The following table provides information derived from the financial statements about our outstanding foreign exchange instruments.

Derivative Instruments

	As of December 31, 2004	Maturing in 2005	Fair Value at December 31, 2004
	(NIS equivalent in millions)
Forward transactions – for the exchange of: Dollars into NIS	1,094	1,094	(55.3)
Embedded derivatives – : Dollars into NIS	132	132	(1.6)

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

        (a) Disclosure Controls and Procedures. We carried out an evaluation under the supervision and with the participation of management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures were effective as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act is recorded, processed, summarized and reported as and when required.

        (b) Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        The Board of Directors has determined that Mr. Robert Donald Fullerton is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Fullerton and each of the other members of the Audit Committee are “independent directors” as defined in the Nasdaq listing standards applicable to us.

ITEM 16B. CODE OF ETHICS

        We have adopted a code of ethics that applies to our Chief Executive Officer, President, Chief Financial Officer and Corporate Controller. We undertake to provide to any person without charge, upon request, a copy of our code of ethics, which you may request from Partner’s legal department, tel: +972-54-4814191.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Kesselman & Kesselman, independent certified public accountants in Israel and a member of Pricewaterhouse Coopers International Limited (“PwC”) have served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F.

        The following table presents the aggregate fees for professional services rendered by PwC to Partner in 2004 and 2003.

	2004 (NIS thousands)	2003 (NIS thousands)

Audit Fees (1)	1,487	1,303
Audit-related Fees (2)	431	81
Tax Fees (3)	98	284
TOTAL	2,016	1,668

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; and assistance with and review of documents filed with the SEC.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards and internal control reviews. The audit-related fees in 2004 include also fees for due diligence in respect of the Matav transaction which was ultimately not consummated.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for tax refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, and requests for rulings or technical advice from taxing authority; and tax planning services.

Audit Committee Pre-approval Policies and Procedures

        Our Audit Committee has not adopted any pre-approval policies and procedures.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

        Neither we nor any “affiliated purchasers”, as defined in Rule 10b – 18(a)(3) under the U.S. Securities Exchange Act of 1934, purchased any of our shares during 2004.

ITEM 17. FINANCIAL STATEMENTS

The company has responded to “Item 18. Financial Statements” in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report.

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F - 2
CONSOLIDATED FINANCIAL STATEMENTS:
Balance sheets as of December 31, 2003 and 2004	F - 3 - F - 4
Statements of operations for the years ended December 31, 2002, 2003 and 2004	F - 5
Statements of changes in shareholders' equity (capital deficiency) for the years ended
December 31, 2002, 2003 and 2004	F - 6
Statements of cash flows for the years ended December 31, 2002, 2003 and 2004	F - 7 - F - 8
Notes to financial statements	F - 9 - F - 41

ITEM 19. EXHIBITS

Pursuant to the rules and regulations of the Securities and Exchange Commission, we have filed certain agreements as exhibits to this Annual Report on Form 20-F.  These agreements may contain representations and warranties by the parties.   These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may have been qualified by disclosures made to such other party or parties, (ii) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments, which may not be fully reflected in our public disclosure, (iii) may reflect the allocation of risk among the parties to such agreements and (iv) may apply materiality standards different from what may be viewed as material to investors.  Accordingly, these representations and warranties may not describe our actual state of affairs at the date hereof and should not be relied upon.

Exhibit No.	Description

1.1	Partner's Articles of Association
*1.2	Partner's Certificate of Incorporation
*1.3	Partner's Memorandum of Association
**2.(a).1	Form of Share Certificate
**2.(a).2	Form of Deposit Agreement including Form of ADR Certificate
*2.(b).1	Form of Indenture between Partner and The Bank of New York, as trustee, including form of note
2.(b).2	Form of Indenture between Partner and the Trust Company of Igud Bank Ltd.
4.(a).1	Restatement of the Relationship Agreement dated April 20, 2005
**4.(a).2	License from the Israeli Ministry of Communications issued April 8, 1998
**4.(a).3	Bank Facility dated August 13, 1998
**4.(a).4	License Agreement for use of the Orange Brand in Israel dated September 14, 1998
**4.(a).5	Brand Support/Technology Transfer Agreement dated July 18, 1999
**4.(a).6	Agreement with Ericsson Radio Systems AB dated May 28, 1998
#++4.(a).7	Agreement with LM Ericsson Israel Ltd. dated November 25, 2002
#4.(a).8	Dealer Agreement with Super-Pharm dated February 12, 2004
**4.(a).9	Lease Agreement with Mivnei Taasia dated July 2, 1998
**4.(a).10	Interconnect Agreement with Cellcom dated February 15, 1999
**4.(a).11	Interconnect Agreement with Pelephone dated May 1, 1999
*4.(a).12	Amending and Rescheduling Agreement dated July 9, 2000
***4.(a).15	Amendment No. 1 to License from the Israeli Ministry of Communications issued May 11, 1999
***4.(a).16	Amendment No. 2 to License from the Israeli Ministry of Communications issued September 29, 1999
***4.(a).17	Amendment No. 3 to License from the Israeli Ministry of Communications issued October 3, 1999
***4.(a).18	Amendment No. 4 to License from the Israeli Ministry of Communications issued June 28, 2000
***4.(a).19	Amendment No. 5 to License from the Israeli Ministry of Communications issued September 10, 2000
***4.(a).20	Amendment No. 6 to License from the Israeli Ministry of Communications issued March 19, 2001
+4.(a).21	Amendment No. 7 to License from the Israeli Ministry of Communications issued September 23, 2001
+4.(a).22	Amendment No. 8 to License from the Israeli Ministry of Communications issued December 27, 2001
+4.(a).23	Amendment No. 9 to License from the Israeli Ministry of Communications issued March 13, 2002
+4.(a).24	Amendment No. 10 to License from the Israeli Ministry of Communications issued April 14, 2002
+4.(a).26	Amendment No. 11 to License from the Israeli Ministry of Communications issued April 25, 2002
++4.(a).27	Amendment No. 12 to License from the Israeli Ministry of Communications issued June 26, 2002
++4.(a).28	Amendment No. 13 to License from the Israeli Ministry of Communications issued June 30, 2002
++4.(a).29	Amendment No. 14 to License from the Israeli Ministry of Communications issued September 11, 2002
++4.(a).30	Amendment No. 15 to License from the Israeli Ministry of Communications issued October 24, 2002
++4.(a).31	Amendment No. 16 to License from the Israeli Ministry of Communications issued November 26, 2002
++4.(a).32	Amendment No. 17 to License from the Israeli Ministry of Communications issued February 2, 2003
+++4.(a).33	Amendment No. 18 to License from the Israeli Ministry of Communications issued May 29, 2003
+++4.(a).34	Amendment No. 19 to License from the Israeli Ministry of Communications issued July 31, 2003
+++4.(a).35	Amendment No. 20 to License from the Israeli Ministry of Communications issued October 8, 2003
+++4.(a).36	Amendment No. 21 to License from the Israeli Ministry of Communications issued October 9, 2003
+++4.(a).37	Amendment No. 22 to License from the Israeli Ministry of Communications issued March 16, 2004
+++4.(a).38	Amendment No. 23 to License from the Israeli Ministry of Communications issued March 21, 2004
4.(a).39	Amendment No. 24 to License from the Israeli Ministry of Communications issued May 9, 2004

4.(a).40	Amendment No. 25 to License from the Israeli Ministry of Communications issued July 4, 2004
4.(a).41	Amendment No. 26 to License from the Israeli Ministry of Communications issued July 11, 2004
4.(a).42	Amendment No. 27 to License from the Israeli Ministry of Communications issued August 8, 2004
4.(a).43	Amendment No. 28 to License from the Israeli Ministry of Communications issued November 30, 2004
4.(a).44	Amendment No. 29 to License from the Israeli Ministry of Communications issued December 16, 2004
4.(a).45	Amendment No. 30 to License from the Israeli Ministry of Communications issued December 23, 2004
4.(a).46	Amendment No. 31 to License from the Israeli Ministry of Communications issued March 9, 2005.
+4.(a).47	Amending Agreement to the Facility Agreement dated January 8, 2002
+4.(a).48	Amending Agreement to the Facility Agreement dated January 30, 2002
+4.(a).49	Amending Agreement to the Facility Agreement dated February 6, 2002
+4.(a).50	Amending Agreement to the Facility Agreement dated February 28, 2002
+4.(a).51	Amending Agreement to the Facility Agreement dated March 14, 2002
+4.(a).52	Amending Agreement to the Facility Agreement dated March 24, 2002
+4.(a).53	Amending Agreement to the Facility Agreement of April 2002
+4.(a).54	Amending Agreement to the Facility Agreement dated April 24, 2002
++4.(a).55	Amending Agreement to the Facility Agreement dated December 31, 2002
4.(a).56	Facility Agreement dated April 14, 2005
#+++4.(a).57	Purchase Agreement with Nortel Networks ISRAEL (Sales and Marketing) Ltd. Dated November 12, 2003.
4.(a).58	Share Buy Back Agreement dated February 7, 2005
6.	See Note 1q to our financial statements for information explaining how earnings (loss) per share information was calculated.
8.	List of Subsidiaries
12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.(a).1	Consent of Kesselman & Kesselman

*	Incorporated by reference to our registration statement on Form F-1 (No. 333-12340).
**	Incorporated by reference to our registration statement on Form F-1 (No. 333-10992).
***	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2000.
+	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2001.
++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002.
+++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003.
#	Confidential treatment requested.

Confidential material has been redacted and has been separately filed with the Securities and Exchange Commission.

GLOSSARY OF SELECTED TELECOMMUNICATIONS TERMS

        The following explanations are not intended as technical definitions, but to assist the reader in understanding certain terms as used in this annual report.

AMPS	Advanced Mobile Phone System; the analogue cellular telephone technology adopted in the United States. Also N-AMPS (Narrowband AMPS), a more frequency-efficient variant of AMPS.

Analog Technology	A technology in which some property of an electrical signal is varied proportionally to the input signal being transmitted, stored or processed. Fixed transmitter/receiver equipment in each cell of a mobile

Base Transceiver Station ("BTS")	telecommunications network that communicates by radio with all mobile telephones in that cell.

Base Station Controller ("BSC")	Monitors and controls one or more base stations in order to exchange messages, handover mobile units from cell to cell and perform other system administrative tasks.

Blocked call	Where a mobile phone call fails because no channels are available in the cell in which the user is located.

CDMA	Code Division Multiple Access; a method by which many users sharing the same radio channel can be distinguished by unique code numbers.

Cell	In a cellular telephone system, the coverage area of a single base transceiver station or one sector therein.

Channel	A frequency or time slot in a telecommunications system over which distinct messages can be conveyed.

Churn	The number of customers who are disconnected from a network, either involuntarily, due to payment delinquency or suspected fraudulent use, or voluntarily, as customers switch to competing networks, relocate outside the network's service area, or cease using mobile telephones permanently or temporarily.

Closed User Group	A group of users with a special mutual relationship (such as working for the same company or department within a company).

D-AMPS	Digital Advanced Mobile Phone System; a digital cellular system first implemented in the United States and intended initially to permit gradual upgrading of AMPS networks.

Digital Technology	A technology in which a signal is converted to a stream of numbers which are in turn stored, processed or transmitted in a binary (on-off) manner.

Dropped call	When a mobile phone call is involuntarily terminated.

Dual band handsets	Handsets that operate on two bands, for example, GSM 900 and GSM 1800.

GPRS	General Packet Radio Services (GPRS) is a packet-based wireless communication service that enables data rates from 56 up to 114 Kbps and continuous connection to the Internet for mobile phone and computer users. GPRS is based on Global System for Mobile (GSM) communication.

GSM	The Global System for Mobile Communications, a comprehensive digital standard for the operation of all elements of a cellular telephone system. GSM originated in Europe, but is now the most popular digital mobile telephone standard worldwide.

GSM 900	GSM operation in the 900 MHz frequency band; the original frequency band allocated to GSM, later extended by 10 MHz (EGSM).

GSM 1800	GSM operation in the 1800 MHz frequency band; formerly known as DCS 1800 or PCN, first allocated for the expansion of mobile network competition in Europe, now used for the same purpose in many other areas.

GSM 1900	GSM operation in the 1900 MHz band; primarily used in North and South America

GSM Association	Formerly known as the GSM Memorandum of Understanding Association (GSM MoU), an organization of operators, government administrations, and equipment and service suppliers that promotes the development and promulgation of the GSM standard and relations between GSM operators.

HSCSD	High Speed Circuit Switched Data is an infrastructure development which enables the transmission of data at higher speeds than the 9600 Bps speed previously available on GSM networks.

Intelligent Network ("IN")	Network architecture that centralizes the processing of calls and billing information of calls.

Microcells	A base transceiver station of limited range and capacity intended to serve a relatively small area, such as a building or mall.

Mobile Switching Center ("MSC")	A large, computer-based device used to connect calls within a mobile network and as the interface of the cellular network to other networks.

PLMN	A Public Land Mobile Network, or a mobile telephone network which is available for use by the public.

PSTN Roaming	A Public Switched Telephone Network, or the fixed (landline) telephone network. The mobile telephone feature that permits subscribers of one network to use their mobile telephones and telephone numbers when in another operator's network.

SIM roaming	The use of a GSM customer's SIM in a different handset while roaming in a network that operates on a frequency band or system incompatible with the subscriber's own GSM handset.

SMS	Short message service, a service which enables mobile telephone users to send and receive written messages on their handsets.

Subscriber Identity Module	SIM or SIM Card; a small card or chip provided to each GSM network subscriber that is inserted into a GSM handset. The SIM is a computer processor that uniquely identifies a GSM network subscription and stores the subscriber's personal phone book, sent and received text messages, network security codes and other programs that enable addition network features.

Switch	Element of a telephone network which connects telephone calls to and from one user or another on the same or other networks.

TDMA	Time Division Multiple Access; a method by which many users can share a single digit radio channel by dividing it into a number of repeating part-time channels to which each user has access in turn.

UMTS	Universal Mobile Telecommunications System, the "third generation" of mobile telecommunications standard also referred to as 3G.

Virtual Private Network ("VPN")	A private network provided by means of the facilities of a public telephone network but which operates by logic as a closed user group thereby providing the convenience of a private network with the economy of scale of a public network.

WAP	Wireless Application Protocol, a language specifically developed for mobile telephones that facilitates internet usage.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

2004 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

2004 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

PARTNER COMMUNICATIONS COMPANY LTD.

We have audited the consolidated balance sheets of Partner Communications Company Ltd. and its subsidiary (collectively “the Company”) as of December 31, 2003 and 2004 and the related consolidated statements of operations, changes in shareholders’ equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States), and with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003 and 2004 and the consolidated results of operations, changes in shareholders’ equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel February 7, 2005, except Note 15 for which the date is April 20, 2005	Kesselman & Kesselman Certified Public Accountants (Israel)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31
	2003	2004	2004
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	3,774	4,611	1,070
Accounts receivable (note 13):
Trade	482,141	625,220	145,130
Other	56,543	70,158	16,286
Inventories	102,861	101,656	23,597
Deferred income taxes (note 10)	220,000	255,503	59,309

T o t a l current assets	865,319	1,057,148	245,392

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivable - trade (note 13)	13,906	96,687	22,444
Funds in respect of employee rights upon retirement (note 7)	58,724	69,128	16,046

	72,630	165,815	38,490

FIXED ASSETS, net of accumulated depreciation and
amortization (note 3)	1,694,584	1,843,182	427,851

LICENSE AND DEFERRED CHARGES,
net of accumulated amortization (note 4)	1,325,948	1,325,592	307,705

DEFERRED INCOME TAXES (note 10)	413,752	94,442	21,922

T o t a l assets	4,372,233	4,486,179	1,041,360

        Date of approval of the financial statements: February 7, 2005

—————————————— Amikam Cohen Chief Executive Officer	—————————————— Alan Gelman Chief Financial Officer	—————————————— Ben-Zion Zilberfarb Director

	December 31
	2003	2004	2004
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term bank loans (note 5)	119,853
Accounts payable and accruals:
Trade	387,818	552,377	128,221
Other (note 13)	252,585	307,364	71,347

T o t a l current liabilities	760,256	859,741	199,568

LONG-TERM LIABILITIES:
Bank loans, net of current maturities (note 5)	1,687,215	1,185,088	275,090
Notes payable (note 6)	766,325	753,900	175,000
Liability for employee rights upon retirement (note 7)	76,506	92,808	21,543
Asset retirement obligations (note 13)	6,367	7,567	1,757

T o t a l long-term liabilities	2,536,413	2,039,363	473,390

COMMITMENTS AND CONTINGENCIES (note 8)

T o t a l liabilities	3,296,669	2,899,104	672,958

SHAREHOLDERS' EQUITY (note 9):
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2003 and 2004 -
235,000,000 shares; issued and outstanding -
December 31, 2003 - 182,695,574 shares and
December 31, 2004 - 184,037,221 shares issued	1,827	1,840	427
Less - receivables in respect of shares	(4,374)	(2,260)	(525)
Capital surplus	2,303,055	2,362,027	548,289
Deferred compensation	(2,509)	(23,650)	(5,490)
Accumulated deficit	(1,222,435)	(750,882)	(174,299)

T o t a l shareholders' equity	1,075,564	1,587,075	368,402

	4,372,233	4,486,179	1,041,360

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2002	2003	2004	2004
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands (except per share data)

REVENUES - net:
Services	3,766,584	4,117,887	4,615,781	1,071,444
Equipment	287,979	349,832	524,956	121,856

	4,054,563	4,467,719	5,140,737	1,193,300
COST OF REVENUES:
Services	2,499,534	2,586,707	2,885,077	669,702
Equipment	569,924	549,749	729,937	169,438

	3,069,458	3,136,456	3,615,014	839,140

GROSS PROFIT	985,105	1,331,263	1,525,723	354,160
SELLING AND MARKETING EXPENSES	308,079	314,008	325,244	75,498
GENERAL AND ADMINISTRATIVE EXPENSES	143,594	162,387	181,133	42,045

OPERATING PROFIT	533,432	854,868	1,019,346	236,617
FINANCIAL EXPENSES, net (note 13)	445,180	321,710	260,545	60,479
LOSS ON IMPAIRMENT OF INVESTMENTS
IN NON-MARKETABLE SECURITIES (note 2)	4,054	3,530

INCOME BEFORE TAX	84,198	529,628	758,801	176,138
TAX BENEFIT (TAX EXPENSES) (note 10)		633,022	(287,248)	(66,678)

NET INCOME FOR THE YEAR	84,198	1,162,650	471,553	109,460

EARNINGS PER SHARE ("EPS"):
Basic	0.47	6.39	2.57	0.60

Diluted	0.46	6.34	2.56	0.60

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING:
Basic	179,984,090	181,930,803	183,389,383	183,389,383

Diluted	183,069,394	183,243,157	184,108,917	184,108,917

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CAPITAL DEFICIANCIES)

	Share capital
	Number of shares	Amount	Receivables in respect of shares issued	Capital surplus	Deferred compensation	Accumulated deficit	Total
		( I n t h o u s a n d s )

New Israeli Shekels:
BALANCE AT DECEMBER 31, 2001	178,924,585	1,789		2,298,080	(24,362)	(2,469,283)	(193,776)
CHANGES DURING THE YEAR ENDED DECEMBER 31,
2002:
Exercise of options granted to employees	2,670,637	27		4,210			4,237
Amortization of deferred compensation related
to employee stock option grants net of
deferred compensation with respect to stock
options forfeited				(9,020)	17,977		8,957
Net income						84,198	84,198

BALANCE AT DECEMBER 31, 2002	181,595,222	1,816		2,293,270	(6,385)	(2,385,085)	(96,384)
CHANGES DURING THE YEAR ENDED DECEMBER 31,
2003:
Exercise of options granted to employees	1,100,352	11	(4,374)	7,754			3,391
Income tax benefit in respect of exercise of
options granted to employees				730			730
Deferred compensation related to employee stock
option grants				2,666	(2,666)
Amortization of deferred compensation related
to employee stock option grants net of
deferred compensation with respect to stock
options forfeited				(1,365)	6,542		5,177
Net income						1,162,650	1,162,650

BALANCE AT DECEMBER 31, 2003	182,695,574	1,827	(4,374)	2,303,055	(2,509)	(1,222,435)	1,075,564
CHANGES DURING THE YEAR ENDED DECEMBER 31,
2004:
Exercise of options granted to employees	1,341,647	13	2,114	23,671			25,798
Income tax benefit in respect of exercise of
options granted to employees				3,440			3,440
Deferred compensation related to employee stock
option grants				32,560	(32,560)
Amortization of deferred compensation related to
employee stock option grants net of deferred
compensation with respect to stock options forfeited				(699)	11,419		10,720
Net income						471,553	471,553

BALANCE AT DECEMBER 31, 2004	184,037,221	1,840	(2,260)	2,362,027	(23,650)	(750,882)	1,587,075

Convenience translation into u.s. dollars (note 1a):
BALANCE AT JANUARY 1, 2004	182,695,574	424	(1,015)	534,600	(582)	(283,759)	249,668
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2004:
Exercise of options granted to employees	1,341,647	3	490	5,495			5,988
Income tax benefit in respect of exercise of
options granted to employees				798			798
Deferred compensation related to employee stock
option grants				7,558	(7,558)
Amortization of deferred compensation related to
employee stock option grants net of deferred
compensation with respect to stock options forfeited				(162)	2,650		2,488
Net income						109,460	109,460

BALANCE AT DECEMBER 31, 2004	184,037,221	427	(525)	548,289	(5,490)	(174,299)	368,402

The accompanying notes are an integral part of the financial statements.

(Continued) – 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2002	2003	2004	2004
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	84,198	1,162,650	471,553	109,460
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	516,199	536,871	558,222	129,578
Loss on impairment of investments in
non-marketable securities	4,054	3,530
Amortization of deferred compensation related
to employee stock option grants, net	8,957	5,177	10,720	2,488
Liability for employee rights upon retirement	18,632	15,540	16,302	3,784
Deferred income taxes		(633,752)	283,807	65,879
Income tax benefit in respect of exercise of options
granted to employees		730	3,440	798
Accrued interest, exchange and linkage
differences on (erosion of) long-term liabilities	91,027	(67,438)	(10,258)	(2,381)
Erosion of (accrued interest and exchange
differences on) security deposit	(6,925)	8,877
Amount carried to deferred charges	(3,805)
Capital loss (gain) on sale of fixed assets	839	(7,829)	(391)	(91)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(56,638)	22,721	(225,860)	(52,428)
Other	(8,056)	(5,557)	(13,615)	(3,160)
Increase (decrease) in accounts payable and
accruals:
Trade	31,909	(93,444)	135,600	31,476
Other	14,796	47,541	41,613	9,659
Increase in asset retirement obligations		1,228	464	108
Decrease (increase) in inventories	(12,996)	34,647	1,205	280

Net cash provided by operating activities	682,191	1,031,492	1,272,802	295,450

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(599,769)	(350,344)	(609,795)	(141,549)
Proceeds from sale of fixed assets	5,737	12,309	552	128
Withdrawal of security deposit		98,917
Purchase of additional spectrum	(207,635)	(121,388)	(53,969)	(12,528)
Funds in respect of employee rights upon retirement	(14,301)	(16,263)	(10,404)	(2,415)

Net cash used in investing activities	(815,968)	(376,769)	(673,616)	(156,364)

(Concluded) – 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2002	2003	2004	2004
	New Israeli shekels			Convenience translation into U.S. Dollars (note 1a)
	In thousands

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to
employees	4,237	3,391	25,798	5,988
Long-term bank loans received	1,349,326	240,000
Repayment of long-term bank loans	(1,223,698)	(895,700)	(624,147)	(144,880)

Net cash provided by (used in) financing activities	129,865	(652,309)	(598,349)	(138,892)

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	(3,912)	2,414	837	194
CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	5,272	1,360	3,774	876

CASH AND CASH EQUIVALENTS AT
END OF YEAR	1,360	3,774	4,611	1,070

SUPPLEMENTARY DISCLOSURE OF CASH
FLOW INFORMATION - cash paid during the year:
Interest	323,841	287,629	179,205	41,598

Advances to income tax authorities	5,207	3,750	4,900	1,137

Supplementary information on investing and financing activities not involving cash flows

At December 31, 2002, 2003 and 2004, trade payables include NIS 117,406,000, NIS 65,681,000 and NIS 81,795,000 ($ 18,987,000), respectively, in respect of acquisition of fixed assets. In addition, at December 31, 2003 and 2004 trade payables include NIS 7.2 million and NIS 13.8 million ($3.2 million) in respect of acquisition of additional spectrum, respectively, and at December 31, 2003 and 2004, shareholders’ equity include NIS 4.4 million and NIS 2.3 million ($0.5 million) receivable in respect of shares issued, respectively. These balances are recognized in the cash flow statements upon payment.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

a.	General:

Nature of operations:

1)	Partner Communications Company Ltd. (“the Company”) operates a mobile telecommunications network based upon the Global System for Mobile Communications (“GSM”) Standard in Israel. The Company launched its 3G network on December 1, 2004.

2)	The Company was incorporated on September 29, 1997, and operates under a license granted by the Ministry of Communications to operate a cellular telephone network for a period of 10 years beginning April 7, 1998. The Company commenced full commercial operations on January 1, 1999.

The Company paid a “one-time” license fee of approximately new Israeli shekels (NIS) 1.6 billion which is presented under “license and deferred charges”. The Company is entitled to request an extension of the license for an additional period of six years and then renewal for one or more additional six year periods. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator.

In December 2001, the Company was awarded additional spectrum (2G band (1800MHz) and third generation (3G) UMTS band (1900MHz and 2100MHz)). Following the award of the above spectrum, the Company’s license was amended and extended through 2017. During June 2002, the Minister of Communications amended and further extended the license through 2022. As to the change in estimate of the useful life of the license see note f(1) below.

In consideration for the above additional spectrum the Company paid NIS 180 million ($41 million) for the 2G spectrum, and is committed to pay NIS 220 million ($51 million) for the 3G spectrum in six installments through 2006, of which approximately NIS 165 million (approximately $38 million) was paid as of December 31, 2004.

Under the terms of the amended license, the Company provided a guarantee in NIS equivalent of $ 10 million to the State of Israel to secure the Company’s adherence to the terms of the license.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

a.	General (continued):

Functional currency and reporting currency

The functional currency of the Company and its subsidiary is the local currency New Israeli Shekels – NIS. The consolidated financial statements have been drawn up on the basis of the historical cost of Israeli currency and are presented in NIS.

Convenience translation into U.S. dollars (“dollars” or “$”)

The NIS figures at December 31, 2004 and for the year then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2004 ($1 = NIS 4.308). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

Accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary (together – the Group).

2)	Intercompany balances between the Company and its subsidiary have been eliminated.

c.	Inventories

Inventories of cellular telephones (handsets) and accessories are stated at the lower of cost or estimated net realizable value. Cost is determined on the “first-in, first-out”basis.

The Company determines its allowance for inventory obsolescence and slow moving inventory, based upon expected inventory turnover, inventory aging and current and future expectations with respect to product offerings.

d.	Non - marketable securities

These investments are stated at cost, less provision for impairment losses, see note 2.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Fixed assets:

1)	These assets are stated at cost.

2)	Direct consultation and supervision costs and other direct costs relating to setting up the Company’s communications network and information systems for recording and billing calls are capitalized to cost of the assets.

During 2004, costs incurred relating to the 3G network, prior to the launch of the network, in the amount of NIS 23.4 million ($5.4 million) were capitalized.

3)	Interest costs in respect of loans and credit which served to finance the construction or acquisition of fixed assets – incurred until installations of the fixed assets are completed – are capitalized to cost of such assets.

4)	Assets are depreciated by the straight-line method, on basis of their estimated useful life.

Annual rates of depreciation are as follows:

%

Communications network*	10 - 20
(mainly 15)
Computers, hardware and software for
information systems	15-33
Vehicles	20
Office furniture and equipment	7-15

Leasehold improvements are amortized by the straight-line method over the term of the lease, or the estimated useful life of the improvements, whichever is shorter.

*As of December 31, 2004, the Company invested approximately NIS 370 million ($ 86 million) in the 3G network. Depreciation of the costs relating to the 3G network commenced as of December 1, 2004.

The Company terminated the lease agreement for one of its headquarter buildings in March 2003, in favor of a new building (see note 8a(2)b) and abandoned part of its leasehold improvements. Following the decision to abandon the leasehold improvements, in October 2002, the un-amortized balance of the existing leasehold improvements was amortized on a straight-line basis as of October 1, 2002 – over the period of 6 months ending March 31, 2003.

5)	Computer Software Costs

The cost of internal-use software is capitalized in accordance with Statement of Position (SOP) No. 98-1, ” Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized using the straight-line method over a period of 5 to 7 years.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

f.	License and deferred charges:

1)	License:

The license (see also 1a(2) above) is stated at cost and is amortized by the straight-line method over the utilization period of the license starting January 1, 1999.

Following the extensions of the license (as described in note 1a(2) above) the unamortized balance of the Company’s existing license as well as the cost of the additional spectrum put into service are amortized on a straight-line basis as follows: as of January 1, 2002 – over the period ending in 2017; as of April 1, 2002 – over the period ending in 2022.

The costs relating to the 3G band are amortized as of December 1, 2004, by the straight-line method over the period ending in 2022.

Interest expenses which served to finance the license fee – incurred until the commencement of utilization of the license – were capitalized to cost of the license. During the years 2002, 2003 and 2004 – NIS 7 million, NIS 10 million and NIS 8 million ($ 2 million) interest costs were capitalized to the cost of the license, respectively.

2)	Deferred charges:

a)	Costs relating to the obtaining of long-term credit lines are amortized using the effective interest rate determined for the borrowing transactions.

b)	Issuance costs relating to Notes payable (see note 6) are amortized using the effective interest rate stipulated for the Notes.

g.	Impairment of long-lived assets

The Company has adopted Statement of Financial Accounting Standards No. 144 (FAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets”. FAS 144 requires that long-lived assets, including certain intangible assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets written down to their estimated fair values.

h.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

i.	Comprehensive income

The Company has no comprehensive income components other than net income.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Revenue recognition

Revenues from services primarily consist of charges for airtime, roaming and value added services provided to the Company’s customers, are recognized upon performance of the services, net of credits and adjustments for services discounts. Revenues from pre-paid calling cards are recognized upon customer’s usage of the cards. Revenues from sale of handsets and accessories are recognized upon delivery and the transfer of ownership to the subscriber.

Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables” addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. It is effective prospectively for all arrangements entered into in fiscal periods beginning after June 15, 2003. EITF Issue 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. The Company adopted EITF Issue 00-21 in the year ended December 31, 2003. The adoption had no impact on its financial position and results of operations. Based on EITF 00-21, the Company determined that the sale of handsets with accompanying services constitutes a revenue arrangement with multiple deliverables. Accordingly consideration received for handsets, up to their fair value, that is not contingent upon the delivery of additional items (such as the services), is recognized as equipment revenues, when revenue recognition criteria for the equipment as stated above are met. Consideration for services is recognized as services revenues, when earned.

k.	Concentration of credit risks – allowance for doubtful accounts

The Company’s revenues are derived from a large number of customers. Accordingly, the Company’s trade balances do not represent a substantial concentration of credit risk. An appropriate provision for doubtful accounts is included in the accounts of the Company. The allowance charged to expenses (including bad debts), determined as a percentage of specific debts doubtful of collection, based upon historical experience, for the years ended December 31, 2002, 2003 and 2004 totaled NIS 17,752,000, NIS 15,601,000 and NIS 21,256,000 ($ 4,934,000) (see note 13a), respectively.

The cash and cash equivalents as of December 31, 2004 are deposited mainly with leading Israeli banks. Therefore, in the opinion of the Company, the credit risk inherent in these balances is remote.

During the reported periods, the Company factored most of its long-term trade receivables resulting from sales of handsets. The factoring is made through clearing companies, on a non-recourse basis. The sale of accounts receivable was recorded by the Company as a sales transaction under the provisions of Statement of Financial Accounting Standards No.140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.

The resulting costs are charged to “financial expenses-net”, as incurred. During the years ended December 31, 2002, 2003 and 2004, the Company factored NIS 209,568,000, NIS 295,827,000 and NIS 331,611,000 ($76,976,000), respectively, from long-term trade receivables.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

l.	Handsets warranty obligations

The Company has entered into several agreements under which the supplier does not provide any warranty but rather provides additional handsets to satisfy its warranty obligation. In these cases, the Company provides for warranty costs at the same time as the revenues are recognized. The annual provision is calculated at the rate of 1.5%-3.5% of the cost of the handsets sold, see note 13c.

m.	Advertising expenses

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2002, 2003 and 2004 totaled NIS 96,061,000, NIS 99,061,000 and NIS 115,909,000 ($ 26,906,000), respectively.

n.	Deferred income taxes

Deferred taxes are determined utilizing the asset and liability method, based on the differences between the amounts presented in these financial statements and those taken into account for tax purposes, in accordance with the applicable tax laws. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized (see note 10d). Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate. Deferred tax assets in respect of carryforward tax losses are presented as current or long-term assets, according to their expected utilization date.

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

The Company has adopted FAS 133, as amended, which establishes accounting and reporting standards for derivatives, including certain derivatives embedded in other contracts, and for hedging activities. Under FAS 133, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative, for accounting purposes, as: (1) hedging instrument, or (2) non-hedging instrument. Any changes in fair value are to be reflected as current gains or losses or other comprehensive gains or losses, depending upon whether the derivative is designated as a hedge and what type of hedging relationship exists. Changes in fair value of non-hedging instruments are carried to “financial expenses-net” on a current basis. To date, the Company did not have any contracts that qualify for hedge accounting under FAS 133.

The Company occasionally enters into commercial (foreign currency) contracts in which a derivative instrument is “embedded”. This embedded derivative is separated from the host contract and carried at fair value when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument (see note 12).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

q.	Earning Per Share (EPS)

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the years.

Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury-stock-method.

r.	Stock based compensation

The Company accounts for employee stock based compensation under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. In accordance with FAS 123 – “Accounting for Stock-Based Compensation” (“FAS 123”), the Company discloses pro forma data assuming the group had accounted for employee stock option grants using the fair value-based method defined in FAS 123. As to the Recently issued revised FAS 123, see t. below. Compensation cost for employee stock option plans is charged to shareholders’ equity, on the date of grant of the options, under “deferred compensation costs” and is then amortized over the vesting period using the accelerated method of amortization.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during 2002, 2003 and 2004 is NIS 16.68, NIS 26.96 and NIS 18.98 ($4.41), respectively. The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 0%; expected volatility of 69%, 62% and 55%, respectively; risk-free interest rate in NIS terms: 2002 – 7.7%, 2003-4.5%, 2004 – 4%; weighted expected life: the 1998 plan – 2002 – 9 years; the 2000 plan – 9 years; the 2004 plan – 5 years.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The following table illustrates the effect on net income and EPS assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock based employee compensation:

	Year ended December 31,
	2002	2003	2004	2004
	NIS			Convenience translation into dollars
	In thousands, except per share data

Net income, as reported	84,198	1,162,650	471,553	109,460
Add: stock based employee
compensation expense-net,
included in reported net income
(2003 and 2004-net of income
taxes)	8,957	3,313	10,122	2,350
Deduct: stock based employee
compensation expense-net,
determined under fair value
method for all awards (2003 and 2004
-net of income taxes)	(30,029)	(12,225)	(29,879)	(6,936)

Pro-forma net income	63,126	1,153,738	451,796	104,874

Earning per share:
Basic - as reported	0.47	6.39	2.57	0.60

Basic - pro forma	0.35	6.34	2.46	0.57

Diluted - as reported	0.46	6.34	2.56	0.60

Diluted - pro-forma	0.34	6.31	2.46	0.57

s.	Asset retirement obligations

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

The Company is subject to asset retirement obligations associated with its cell sites operating leases. These lease agreements contain clauses requiring restoration of the leased site at the end of the lease term, creating asset retirement obligations, see also note 13d.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Recently issued accounting pronouncements:

1)	FAS 123 (revised 2004) Share-based Payment

In December 2004, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards (“FAS”) No. 123, Share-Based Payment (FAS 123R), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. This Statement eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 (July 1, 2005 for the Company). Early adoption of FAS 123R is encouraged. This Statement applies to all awards granted or modified after the Statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

The Company estimates that the cumulative effect of adopting FAS 123R as of its adoption date by the Company (July 1, 2005), based on the awards outstanding as of December 31, 2004, will not be material. This estimate does not include the impact of additional awards, which may be granted, or forfeitures, which may occur subsequent to December 31, 2004 and prior to our adoption of FAS 123R. The Company expects that upon the adoption of FAS 123R, it will apply the modified prospective application transition method, as permitted by the Statement. Under such transition method, upon the adoption of FAS 123R, the Company’s financial statements for periods prior to the effective date of the Statement will not be restated. The impact of this statement on the Company in 2005 will not be material. The impact in 2006 and beyond will depend upon various factors, among them the Company’s future compensation strategy.

2)	FAS 151 Inventory Costs – an amendment of ARB 43, Chapter 4

In November 2004, the FASB issued FAS No. 151, “Inventory Costs – an amendment of ARB 43, Chapter 4”(FAS 151). This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). Earlier application of FAS 151 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect this Statement to have a material effect on the Company’s financial statements or its results of operations.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

3)	FAS 153 Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29

In December 2004, the FASB issued FAS No. 153, Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29 (FAS 153). FAS 153 amends APB Opinion No. 29, Accounting for Nonmonetary Transactions (Opinion 29). The amendments made by FAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions in FAS 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (July 1, 2005 for the Company). Early application of the FAS 153 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect the adoption of FAS 153 to have a material effect on the Company’s financial statements or its results of operations.

NOTE 2 – INVESTMENTS IN NON-MARKETABLE SECURITIES

The Company and its subsidiary have entered into agreements with a number of technological companies in the early stages of development of cellular products (hereafter – the start-up companies). Under the agreements, the Group is to supply infrastructure and support services which the start-up companies need to develop their products, in consideration of options and shares in those companies. In some cases, the Group is also entitled to royalties on future sales of the products of the start-up companies. Based on the financial position of the companies, management is of the opinion that the fair value of the securities granted to the Group, on the grant date and as of December 31, 2004 is not material.

The Group’s holdings in the start-up companies (current and fully diluted) do not exceed 15% of the share capital of any one of them and does not give the Group significant influence over any one of them. Therefore, the investments therein are presented on a cost basis.

During 2003, the Company recorded an impairment loss of approximately NIS 3.5 million (2002 – approximately NIS 4.1 million), in respect of the above investments. As of December 31, 2003 and 2004, the balance of these investments was fully impaired.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – FIXED ASSETS:

a.	Composition of fixed assets – net, is as follows:

	December 31
	2003	2004	2004
	NIS		Convenience translation into dollars
	In thousands

Communications network	2,553,982	3,059,305	710,145
Computers, hardware and software for
information systems	548,700	607,283	140,966
Office furniture and equipment	35,934	37,069	8,605
Vehicles	2,697	2,121	492
Leasehold improvements	146,431	194,417	45,129
Cellular telephones - base stock	6,309	6,309	1,465

	3,294,053	3,906,504	906,802
Communications network - construction in progress
(see note 1a(2))	11,507

	3,305,560	3,906,504	906,802
Less - accumulated depreciation and amortization	1,610,976	2,063,322	478,951

	1,694,584	1,843,182	427,851

Depreciation and amortization in respect of fixed assets totaled NIS 446,970,000, NIS 469,205,000 and NIS 482,390,000 ($111,976,000) for the years ended December 31, 2002, 2003 and 2004, respectively.

b.	Fixed assets include interest expenses, direct consultation and supervision costs and other direct costs of establishing the cellular communications network and information systems, which were capitalized (before commencing full commercial operations or utilization of the related fixed assets) in respect of:

	December 31
	2003	2004	2004
	NIS		Convenience translation into dollars
	In thousands

Communications network	73,575	96,939	22,502
Computers, hardware and software for information
systems	15,566	15,920	3,695

	89,141	112,859	26,197
L e s s - accumulated depreciation	63,775	75,597	17,548

Depreciated balance	25,366	37,262	8,649

c.	As to pledges on the fixed assets – see note 11.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – LICENSE AND DEFERRED CHARGES:

	December 31
	2003	2004	2004
	NIS		Convenience translation into dollars
	In thousands

License (note 1a(2))	*1,916,980	1,992,455	462,501
Less - accumulated amortization	629,893	693,823	161,054

	1,287,087	1,298,632	301,447

Deferred charges - in respect of:
Obtaining long-term credit lines	55,996	55,996	12,998
Notes payable	22,017	22,017	5,111

	78,013	78,013	18,109
Less - accumulated amortization	39,152	51,053	11,851

	38,861	26,960	6,258

	1,325,948	1,325,592	307,705

*	As of December 31, 2003 NIS 153,773,000 in respect of 3G band spectrum were not amortized, see also note 1f(1).

License amortization expenses for the years ended December 31, 2002, 2003 and 2004 totaled NIS 62,042,000, NIS 58,408,000 and NIS 63,931,000 ($ 14,840,000), respectively.

Amortization expenses on deferred charges for the years ended December 31, 2002, 2003 and 2004 totaled NIS 7,187,000 NIS 9,258,000 and NIS 11,901,000 ($ 2,762,000), respectively.

The expected license amortization expenses for the next five years are as follows:

	NIS	Convenience translation into dollars
	In thousands

Year ended December 31:
2005	76,018	17,646
2006	76,018	17,646
2007	76,018	17,646
2008	76,018	17,646
2009	76,018	17,646

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Facility A was available to be drawn through March 31, 2003, from the said amount; $ 383 million have been drawn. On July 28, 2004, the Board of Directors of the Company approved the permanent reduction of the long-term bank facility A by an aggregate of $100 million. The amount drawn from facility A is to be repaid in quarterly installments with a final maturity of June 30, 2008. Facility B may be drawn and repaid until June 30, 2008. During 2004, the Facility was reduced by $10 million. Facility C was available to be drawn through December 31, 2004. The facility was not utilized and expired at the end of the availability period.

The bank facility is a dollar denominated facility and it may be drawn in different currencies, see c. below.

a.	Status of the facility at December 31, 2004 is as follows:

	The total facility	Amounts drawn	Amounts available for drawing
	Dollars in millions

Facility A	283	266	17
Facility B	140	2	138

	423	*268	155

b.	The amounts outstanding, classified by linkage terms and interest rates, are as follows:

	December 31,	December 31
	2004	2003	2004	2004
	Weighted average interest rates	Amount
	%	NIS		Convenience translation into dollars
		In thousands

In NIS - linked to the Israeli
consumer price index (CPI) (1)	5.82	364,268	358,088	83,122
In NIS - unlinked (2)	4.75	1,442,800	827,000	191,968

		1,807,068	1,185,088	*275,090
Less - current maturities		119,853

		1,687,215	1,185,088	*275,090

(1)	Linkage terms apply both to principal and interest.

(2)	The loans bear interest at the “on-call” rate (a varying inter-bank rate in Israel), prime rate or fixed unlinked rate.

*	The difference between the amounts displayed is the difference in exchange rates between the date the amounts were drawn and that at the balance sheet date.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – LONG-TERM BANK LOANS (continued):

c.	Facilities A and B, may be drawn in NIS, US dollars or Euros, provided that not less than 60% of the outstanding Facilities A and B shall, at any time, be in NIS.

d.	There is a range of options as to how interest is calculated on borrowings under the amended facility. These options include rates based on LIBOR, the bond rate, fixed linked rate, fixed unlinked rate, on-call rate and prime rate. The margin for facility A and B is 0.90% per annum and can be reduced to 0.45% on fulfillment of some terms specified in the agreement.

e.	The total commitments under the Facilities will be reduced during each of the following years to the following amounts:

	Dollars in millions
	A	B	Total

December 2005	266	140	406
2006	172	140	312
2007	62	140	202
June 30, 2008	0	0	0

f.	Under the amended facility the Company is required, inter alia, to fulfill certain operational conditions and to maintain certain financial ratios. If the Company defaults on the covenants, the banks are entitled to demand early repayment of the credit facility – in whole or in part. The Company believes that it is in compliance with all covenants stipulated by the amended facility. Under the amended facility, the Company has undertaken not to transfer any amounts, including dividends, to its shareholders, except in cases specified in the Agreement.

g.	As to pledges to secure loans and liabilities and other restrictions placed with respect thereto, see note 11.

NOTE 6 – NOTES PAYABLE

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – NOTES PAYABLE (continued)

On December 31, 2004, the Notes closing price was 113.25 points.

Commission fees and offering expenses in respect of the Notes totaled approximately NIS 22 million. These expenses are presented as deferred charges and the amortization in respect thereof is included in “financial expenses, net”.

NOTE 7 – LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company’s severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month’s salary for each year worked), is reflected by the balance sheet accrual under the “liability for employee rights upon retirement”. The Company records the liability as if it was payable at each balance sheet date on an undiscounted basis. The liability is partly funded by purchase of insurance policies and the amounts funded are included in the balance sheet under investments and long-term receivables, as “funds in respect of employee rights upon retirement”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees.

b.	The severance pay expenses for the years ended December 31, 2002, 2003 and 2004 were approximately NIS 24 million, NIS 20 million and NIS 27 million (approximately $ 6 million), respectively.

c.	Cash flows information regarding the company’s liability for employee rights upon retirement:

1.	The Company expects to contribute NIS 21 million ($ 4.9 million) in respect of severance pay in 2005.

2.	Due to the relatively young age of the Company’s employees, benefit payments to employees reaching retirement age in the next 10 years, are not material. The amounts were determined based on the employees’ current salary rates and the number of service years that will accumulate upon their retirement date. These amounts do not include amounts that might be paid to employees how will cease working for the Company before their normal retirement age.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS AND CONTINGENCIES:

a.	Commitments:

1)	Royalty Commitments

The Company is committed to pay royalties to the Government of Israel on its “income from cellular services” as defined in the Regulations (see below), which includes all kinds of income of the Company from the granting of Bezeq services under the license – including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications license and deducting bad debts, payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment.

On June 18, 2001, the Knesset’s Finance Committee approved the “Telecommunications (Royalties) Regulations, 2001” (hereafter – the Regulations). The principal change to the old regulations was the reduction of the percentage of royalties payable by mobile phone companies from 8% to 5% in 2001, 4.5% in 2002 , 4% in 2003 and 3.5% in 2004 and thereafter. In addition, the basis in respect of which the royalties are paid has been expanded (as described above). As mentioned in note 1a(4), the rate of royalty payments paid by cellular operators will be reduced annually by 0.5%, starting January 1st 2006, to a level of 1%.

The royalty expenses for the years ended December 31, 2002, 2003 and 2004 were approximately NIS 117,281,000, NIS 119,387,000 and NIS 120,131,000 ($ 27,886,000), respectively, and are included under “cost of services revenues”.

2)	Operating leases

The Company has entered into operating lease agreements as follows:

a)	Lease agreements for its headquarters facility in Rosh Ha’ayin for a fifteen year period (until 2018). The Company has an option to shorten the lease periods by 3.5 to 8.5 years. The rental payments are linked to the Israeli CPI.

b)	Lease agreements for service centers and retail stores for a period of two to five years. The Company has an option to extend the lease periods for up to twenty additional years (including the original lease periods). The rental payments are linked partly to the dollar and partly to the Israeli CPI.

c)	Lease agreements in respect of cell sites throughout Israel are for periods of two to three years. The Company has an option to extend the lease periods up to ten additional years (including the original lease periods). The rental payments fees are partly linked to the dollar and are partly linked to the Israeli CPI.

d)	Operating lease agreements in respect of vehicles are for periods of three years. The rental payments are linked to the Israeli CPI.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS AND CONTINGENCIES (continued):

e)	The minimum projected rental payments (based upon agreements in force as of December 31, 2004) for the next five years, at rates in effect at December 31, 2004, are as follows:

	NIS	Convenience translation into dollars
	I n t h o u s a n d s

Year ended December 31:
2005	145,392	33,749
2006	87,101	20,218
2007	40,877	9,489
2008	28,624	6,644
2009	22,459	5,213
2010 and thereafter	50,178	11,648

	374,631	86,961

f)	The rental expenses for the years ended December 31, 2002, 2003 and 2004 were approximately NIS 113 million, NIS 163 million, and NIS 176 million ($ 41 million), respectively.

3)	At December 31, 2004, the Company is committed to acquire fixed assets (including the first phase of the Nortel agreement), as described above, for approximately NIS 141 million (approximately $ 33 million).

4)	At December 31, 2004, the Company is committed to acquire handsets for approximately NIS 128 million (approximately $ 30 million).

5)	As to the Company’s commitment to pay NIS 69 million (approximately $ 16 million) regarding the award of the new spectrum, see note 1a

6)	As to cost sharing agreement with Hutchison Telecommunications Limited, see note 14c.

b.	Contingencies:

1)	On October 28, 1999, an Israeli consumer organization lodged a claim against the Company, alleging a variety of consumer complaints and requested that this claim be recognized as a class action.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS AND CONTINGENCIES (continued):

On May 25, 2003, the private consumer filed a request to amend his motion to file a class action claim and the proposed claim itself, and also a draft of the proposed amended motion and claim. The motion to amend was granted and on January 21, 2004, the Company has submitted its response to the certification motion.

On November 24, 2004, the court decided to strike the motion to recognize the claim as a class action.

2)	On April 8, 2002, a claim was filed against the Company, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages. Only preliminary hearings have taken place and the parties await a decision by the court with regard to a preliminary motion to dismiss the claim, which was submitted by the Company.

At this stage, and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

In addition the Company and its legal council are of the opinion that even if the request to recognize this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the abovementioned amount.

3)	On April 13, 2003, a claim was filed against the Company and other cellular telecommunication companies, together with a request to recognize this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million. The Company filed its response on October 1, 2003.

At this stage, no hearings have taken place and unless and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

4)	On September 14, 2004, a claim was filed against the Company, together with a motion to recognize this claim as a class action, alleging errors in client accounts, including charges in respect of Internet access after the client requested to block the service, and in the recording of credit balances as charges. The plaintiff claims that Partner clients have suffered damages of approximately NIS 173 million over a period of two years and that Partner is in violation of the Consumer Protection Law. The Company has not yet filed a response. At this stage, no hearings have taken place and unless and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS AND CONTINGENCIES (continued):

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

6)	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company, its result of operations and cash flows. The accounts do not include a provision in respect thereof.

7)	On July 15, 2003, the Ministry of Communications decided to decrease the deduction rate in respect of payments that “Bezeq” The Israel Communication Corp. Limited fails to collect from its customers for using the Company’s network to 1.1% from 2.5%. The decision is effective retroactively for the period from October 2, 2000 and through August 31, 2003. As from September 1, 2003 the deduction rate was cancelled altogether.

Bezeq lodged an appeal with the Jerusalem District Court against the Minister’s decision.

On January 6, 2004, the Supreme Court – within the framework of Partner’s appeal against the District Court’s verdict in respect of previous case between the parties, that related to Bezeq’s failure to collect payments from its customers for using the Company’s network for calls from fixed lines to mobile lines – ruled that the Minister’s decision concerning the aforementioned deduction of 1.1% shall also apply to the period from March 1, 2000 to October 2, 2000, and that this deduction rate shall remain in effect or shall be amended in accordance with the outcome of the appeal lodged by Bezeq against the aforesaid decision of the Minister.

On August 9, 2004, the appeal was dismissed due to lack of jurisdiction. As a result of the dismissal of the appeal the Company has recognized as financial income an amount of NIS 19.5 million, which after tax resulted in an increase of the Company’s net income of NIS 12.5 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS’ EQUITY:

a.	Share capital:

The Company’s shares are traded on the Tel-Aviv stock exchange (TASE), on the London Stock Exchange (“LSE”) and, in the form of American Depository Receipts (“ADRs”), each represent one ordinary share, on the NASDAQ National Market (“Nasdaq – NM”). During 2001, the Company listed its shares in the TASE according to the dual listing regulations. On December 31, 2004, the closing price per ADR on the Nasdaq – NM was $8.59; the Company’s shares were quoted on that date on the LSE at GBP4.35 ($8.39), and on the TASE at NIS 36.98 ($8.58).

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

b.	Employee stock option plans:

1)	a.	On March 3, 1999, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “1998 Plan”), pursuant to which 5,833,333 ordinary shares were reserved for issuance upon the exercise of 5,833,333 options to be granted to key employees without consideration, of which 729,166 options were later cancelled. Through December 31, 2004 – 5,505,557 options have been granted pursuant to the 1998 Plan, of which 3,945,193 options have been exercised and 597,141 options have been forfeited (options forfeited were available for subsequent grants).

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

As of December 31, 2004 – 195,751 options of the 1998 Plan remain ungranted.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS’ EQUITY (continued):

b.	In October 2000, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “2000 Plan”), pursuant to which 4,472,222 ordinary shares were reserved for issuance upon the exercise of 4,472,222 options to be granted to employees without consideration. The options vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

The NIS denominated exercise price per share of the options, is equal to the market price of the Company’s shares on the date on which the options are granted.

During November 2003, 419,930 options of this plan were transferred to options under the 2003 amendment Plan (see c. below).

Through December 31, 2004 – 5,317,555 options were granted pursuant to the 2000 Plan, of which 1,198,678 options have been exercised, 1,382,833 options were forfeited and 74,000 expired (options forfeited and expired were available for subsequent grants). As of December 31, 2004 – 191,570 options of the 2000 Plan remain ungranted.

c.	On November 13, 2003, the Company’s Board of Directors approved an amendment to the terms and provision of the 2000 Plan, in order to adjust the terms of the 2000 Plan to comply with new tax legislation that came into force in January 2003. On December 2003, the Company offered the employees, who received options under the 2000 plan, to exchange their unvested options, with the same amount of identical options, under the amended plan and to benefit from the capital gain’s tax route pursuant to Section 102(b)(2) of the Israeli Income Tax Ordinance. Employees holding options to purchase 962,104 ordinary shares accepted this offer.

On December 30, 2003, the Company’s Board of Directors approved the grant of 195,000 options, under the 2003 amended Plan with an exercise price of NIS 20.45 – which was less than the market price on the date of grant. As of December 31, 2004 –224,930 options of the 2003 amended Plan remain ungranted.

d.	In July 2004, the Company’s Board of Directors approved a stock option plan (hereafter – the “2004 Plan”), pursuant to which 5,775,000 ordinary shares were reserved for issuance upon the exercise of 5,775,000 options to be granted without consideration. The options will be granted to employees under the provisions of the capital gain’s tax route provided for in Section 102 of the Israeli Income Tax Ordinance. The options vest in four equal annual batches, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS’ EQUITY (continued):

Through December 31, 2004 – 5,095,500 options have been granted to Company’s employees pursuant to the 2004 Plan, of which 5,000 options have been exercised. As of December 31, 2004 – 679,500 options of the 2004 Plan remain ungranted.

The NIS denominated exercise price per share of the options, is equal to the average market price of the Company’s shares for the 30 trading days preceding the day on which the options are granted, less 15%.

e.	The ordinary shares derived from the exercise of the options confer the same rights as the other ordinary shares of the Company.

f.	The plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plans, as follows:

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS’ EQUITY (continued):

2)	Following is a summary of the status of the plans as of December 31, 2002, 2003 and 2004 and the changes therein during the years ended on those dates:

	Year ended December 31
	2002		2003		2004
	Number	Weighted average exercise price*	Number	Weighted average exercise price*	Number	Weighted average exercise price*
		NIS		NIS		NIS

Balance outstanding at beginning
of year	8,962,235	12.746	6,611,110	18.001	5,340,970	19.945
Changes during the year:
Granted**	768,000	20.976	195,000	20.450	5,095,500	26.740
Exercised	(2,670,637)	1.591	(1,100,352)	7.057	(1,341,647)	17.670
Forfeited	(448,488)	16.747	(304,538)	23.025	(169,768)	21.855
Expired			(60,250)	26.284	(13,750)	27.350

Balance outstanding at end of year	6,611,110	18.001	5,340,970	19.945	8,911,305	24.117

Options exercisable at end of year	2,728,806	17.740	3,504,914	19.351	3,424,675	21.285

*	Includes options under the 1998 Plan, the exercise price of which is weighted based on the applicable date’s NIS – dollar exchange rate.
**	2002 – at market value, 2003 and 2004 – below market value.

The following table summarizes information about options outstanding at December 31, 2004:

Options outstanding				Options exercisable
Range of exercise prices	Number outstanding at December 31, 2004	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2004	Weighted average exercise price
NIS		Years	NIS		NIS

1.478	636,608	1.7	1.478	604,155	1.478
17.25-22.23	1,294,208	6.3	20.22	693,031	20.14
26.74	5,090,500	9.9	26.74	237,500	26.74
27.35	1,889,989	4.8	27.35	1,889,989	27.35

1.478 - 27.35	8,911,305	7.7		3,424,675	21.29

c.	Dividends

As to restrictions with respect to cash dividend distributions, see note 5f.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME:

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiary are taxed under this law.

b.	Tax rates applicable to income of the Company and its subsidiary

The income of the company and its subsidiary is taxed at the regular rate. Through to December 31, 2004, the corporate tax was 36%. In July 2004, an amendment to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%, in the following manner: the rate for 2004 will be 35%, in 2005 – 34%, in 2006 – 32%, and in 2007 and thereafter – 30%. The effect of the Amendment is included in the financial statements for the year 2004, resulting in an increase in the Company’s deferred income tax expenses, by NIS 34.5 million.

c.	Losses carried forward to future years

At December 31, 2004, the Group had carryforward losses of approximately NIS 712 million (approximately $ 165 million). The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.

d.	Deferred income taxes

The major components of the net deferred tax asset, current and non-current, in respect of the balances of temporary differences and the related valuation allowance as of December 31, 2003 and 2004, are as follows:

	December 31
	2003	2004	2004
	NIS		Convenience translation into dollars
	In thousands

In respect of carryforward tax
losses (see c. above)	508,916	239,894	55,685
Subscriber acquisition costs	47,766	39,976	9,279
Allowance for doubtful accounts	27,826	28,595	6,638
Provisions for employee rights	14,011	15,297	3,551
Depreciable fixed assets	(45,048)	(31,053)	(7,208)
Amortized license	66,149	52,619	12,214
Options granted to employees	17,051	9,614	2,232
Other	5,636	697	162

	642,307	355,639	82,553
Valuation allowance - in respect of
carryforward tax losses and
deductions that may not be utilized	(8,555)	(5,694)	(1,322)

	633,752	349,945	81,231

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

The changes in the valuation allowance for the years ended December 31, 2002, 2003, and 2004, are as follows:

	2002	2003	2004	2004
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	745,703	823,072	8,555	1,986
Utilization during the year	(30,410)	(161,541)	(2,107)	(489)
Change during the year	107,779	(652,976)	(754)	(175)

Balance at end of year	823,072	8,555	5,694	1,322

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

Based on the methodology described above, the Company’s updated estimates of its future earnings and profitability, assessments relating to the cellular market and trends, and the receipt of final tax assessments for the tax years through December 31, 2001, which validated the amount of the carryforward tax losses, the Company concluded that a valuation allowance is no longer necessary. Accordingly, a valuation allowance of approximately NIS 653 million was reversed during 2003.

The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.

During 2003 and 2004, the Company utilized NIS approximately 450 million and approximately NIS 700 million ($ 162 million) of its carryforward tax losses, respectively.

As of December 31, 2004, the Company would require approximately NIS 705 million of future taxable income in order to fully realize the carryforward tax losses assets.

A full valuation allowance was provided in respect of the wholly-owned subsidiary, as it is more likely than not that its deferred tax assets will not be realized.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (cont.):

e.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b. above), and the actual tax expense:

	Year ended December 31
	2002	2003	2004	2004
	NIS			Convenience translation into dollars
	In thousands

Income before taxes on income,
as reported in the income statements	84,198	529,628	758,801	176,138

Theoretical tax expense	30,312	190,666	265,580	61,648
Increase in taxes resulting from adjustment to
deferred tax balances due to changes in
tax rates, see b above			34,521	8,013
Difference between the basis of measurement
of income reported for tax purposes and
the basis of measurement of income for
financial reporting purposes - net			(10,124)	(2,350)
Decrease in taxes in respect of valuation
allowance reversal		(652,976)
Decrease in taxes resulting from utilization,
in the reported year, of carryforward
tax losses for which deferred taxes
were not created in previous years	(30,410)	(161,541)	(2,107)	(489)
Other	98	(9,171)	(622)	(144)

Taxes on income for the reported year	-,-	(633,022)	287,248	66,678

f.	Tax assessments:

1)	The Company has received final assessment through the year ended December 31, 2001.

2)	The subsidiary has not been assessed for tax purposes since incorporation.

NOTE 11 – LIABILITIES SECURED BY PLEDGES AND RESTRICTIONS PLACEDIN RESPECT OF LIABILITIES

At December 31, 2004, balances of liabilities of the Company in the amount of NIS 1,185 million ($ 275 million), are secured by fixed charges on the fixed assets (including leasehold rights), share capital and insurance rights, and by floating charges on the assets. The Company has also undertaken under the facility agreement not to register any further charges on its assets, with certain exceptions (see note 5).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Linkage of monetary balances:

1)	As follows:

	December 31, 2004
	In or linked to foreign currencies (mainly dollars)	Linked to the Israeli CPI	Unlinked
	In thousands

NIS:
Assets	1,081	23,109	758,238

Liabilities	912,044	359,865	1,493,793

Convenience translation into
dollars:
Assets	251	5,364	176,007

Liabilities	211,709	83,534	346,749

2)	Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange rate of one dollar	Israeli CPI*

At December 31:
2004	NIS 4.308	180.74 points
2003	NIS 4.379	178.58 points
2002	NIS 4.737	182.01 points
2001	NIS 4.416	170.91 points
Increase (decrease) during the year:
2004	(1.6)%	1.2%
2003	(7.6)%	(1.9)%
2002	7.3%	6.5%

*	Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

b.	Derivative financial instrument – foreign exchange risk management

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

The transactions are designated to hedge the cash flows related to payments of dollar interest on notes payable as well as those related to anticipate payments in respect of purchases of handsets and capital expenditures in foreign currency. However, these contracts do not qualify for hedge accounting under FAS 133.

As the counterparties to the foreign currency options and forward transactions are Israeli banks, the Company considers the inherent credit risks remote.

The notional amounts of foreign currency derivatives as of December 31, 2003 and 2004 are as follows:

	December 31
	2003	2004	2004
	NIS		Convenience translation into dollars
	(In millions)

Currency options purchased - for
the exchange of dollars into NIS	88

Currency options written - for
the exchange of dollars into NIS	44

Forward transactions for the
exchange of dollars into NIS	568	*1,094	*254

Embedded derivatives -
dollars into NIS	209	132	31

*	On August 2004, the Company entered into a forward transaction that hedges the Notes payable principal ($ 175 million) until August 2005.

The derivatives financial instruments are for a period of up to one year. As of December 31, 2004, the remaining contractual lives are for periods up to one year.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

c.	Fair value of financial instruments

The financial instruments of the Company as of December 31, 2004 consist mainly of non-derivative assets and liabilities (items included in working capital and long-term liabilities); the Company also has some derivatives, which are presented at their fair value.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying value. The fair value of long-term loans approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

Regarding the fair value of Notes payable see note 6.

The fair value of derivatives as of December 31, 2004, is a liability of approximately NIS 55.3 million (approximately $12.8 million) (December 31, 2003 – approximately NIS 11.5 million).

NOTE 13 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

a.	Accounts receivable:

	December 31
	2003	2004	2004
	NIS		Convenience translation into dollars
	In thousands
1) Trade (current and long-term)
The item is presented after the deduction of:
(a) Deferred interest income*	(3,183)	(16,968)	(3,939)

(b) Allowance for doubtful accounts	(77,295)	(86,651)	(20,114)

*	Long-term trade receivables (including current maturities) as of December 31, 2003 and 2004 in the amount of NIS 26,275,000 and NIS 184,706,000 ($ 42,875,000), respectively, bear no interest. These balances are in respect of handsets sold in installments (mostly 36 monthly payments).

Income in respect of deferred interest is the difference between the original and the present value of the trade receivable. The current amount is computed on the basis of the interest rate relevant to the date of the transaction (5% – 5.9%) (2003 – 6.3% - 10%).

2)	Other:

	December 31
	2003	2004	2004
	NIS		Convenience translation into dollars
	In thousands
Government institutions	19,396	24,183	5,614
Prepaid expenses	17,603	14,248	3,307
Sundry	19,544	31,727	7,365

	56,543	70,158	16,286

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

b.	Accounts payable and accruals – other:

	December 31
	2003	2004	2004
	NIS		Convenience translation into dollars
	In thousands
Employees and employee institutions	86,130	87,537	20,320
Provision for vacation and recreation pay	21,138	22,844	5,303
Government institutions	38,235	45,830	10,638
Income received in advance	44,601	53,019	12,307
Accrued interest on long-term liabilities	45,156	39,553	9,181
Derivative instruments	11,546	55,331	12,844
Handsets warranty	2,053	1,734	402
Sundry	3,726	1,516	352

	252,585	307,364	71,347

c.	Provision for warranty - the changes in the provision for warranty for the years ended December 31, 2002, 2003, and 2004, are as follows:

	2002	2003	2004	2004
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year		2,589	2,053	477
Product warranties issued for new
sales	2,589	4,215	2,943	683
Changes in accrual in respect of
pre-existing warranties		(4,751)	(3,262)	(757)

Balance at end of year	2,589	2,053	1,734	403

d.	Asset retirement obligations – the changes in the asset retirement obligations for the years ended December 31, 2004 and 2003, are as follows:

	December 31
	2003	2004	2004
	NIS		Convenience translation into dollars
	In thousands

Balance at January 1,	4,665	6,367	1,478
Liability incurred during the year	626	833	194
Liability settled during the year	(341)	(271)	(63)
Accretion expenses	296	638	148
Revision in the estimates during the year	1,121

Balance at December 31,	6,367	7,567	1,757

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

e.	Financial expenses, net:

	Year ended December 31
	2002	2003	2004	2004
	NIS			Convenience translation into dollars
	In thousands

Financial income	(5,052)	(1,952)	(3,521)	(817)
Financial expenses	350,377	320,771	203,115	47,148
Derivative instruments	(8,302)	59,580	63,356	14,707
Exchange rate differences	69,797	(59,168)	(8,978)	(2,084)
CPI Linkage differences	35,723	(4,554)	2,285	530
Factoring costs	9,614	17,111	17,459	4,052
Less - capitalized interest	(6,977)	(10,078)	(13,171)	(3,057)

	445,180	321,710	260,545	60,479

f.	Diluted EPS

Following are data relating to the net income and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31
	2002	2003	2004	2004
	NIS			Convenience translation into dollars
	In thousands
Net income used for the computation of
basic and diluted EPS (in thousands)	84,198	1,162,650	471,553	109,460

Weighted average number of shares used
in computation of basic EPS	179,984,090	181,930,803	183,389,383	183,389,383
A d d - net additional shares from assumed
Exercise of employee stock options	3,085,304	1,312,354	725,534	725,534

Weighted average number of shares used in
computation of diluted EPS	183,069,394	183,243,157	184,108,917	184,108,917

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a.	Transactions with related parties:

	Year ended December 31
	2002	2003	2004	2004
	NIS			Convenience translation into dollars
	I n t h o u s a n d s
Purchase of fixed assets from related party			4,678	1,086

Acquisition of handsets from related
parties	185,237	203,675	380,721	88,375

Financial expenses, mainly in respect of the Facility agreement, net	81,212	67,906	55,048	12,778

Selling commissions and maintenance expenses	20,624	7,458	4,116	955

b.	Balances with related parties: December 31

	2003	2004	2004
	NIS		Convenience translation into dollars
	I n t h o u s a n d s

Cash and cash equivalents	1,855	4,136	960

Current liabilities	19,066	15,314	3,555

Long-term liabilities	491,987	316,166	73,390

c.	Cost sharing agreement

The Company entered, on August 15, 2002, into a Cost Sharing Agreement (the “Agreement”) with Hutchison Telecommunications Limited, or HTL, and certain of its subsidiaries (hereafter -"the Hutchison group"). The principal purpose of the Agreement is to regulate the sharing of costs associated with various joint procurement and development activities relating to the roll out and operation of a 3G Business.

The Agreement sets out the basis upon which expenses and liabilities are paid or discharged by the Hutchison group companies in connection with the joint procurement or development activities.

Under the Agreement, the Company has the right to decide, and give notice of, which of the joint projects it wishes to participate in.

As of December 31, 2004, the Company had given notice of its participation in 6 projects. The Company’s expected share in these projects in financial terms (including its share of joint expenses and liabilities) is not material.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 – SUBSEQUENT EVENTS:

On March 31, 2005, the Company completed an offering of NIS 2,000 million of unsecured notes, which were issued at their NIS par value. The notes have been registered in Israel. Of these notes approximately NIS 36.5 million were purchased by Partner Future Communications 2000 Ltd., (“PFC”) a wholly owned subsidiary of the Company.

The net proceeds from the offering (received on April 3, 2005) are approximately NIS 1,927 million (approximately $442 million) after deducting the notes purchased by PFC, commissions and offering expenses.

The principal amount of the Notes is payable in 12 quarterly installments, beginning June 30, 2009 until March 31, 2012.

The Notes bear NIS interest at the rate of 4.25% per annum, linked to the Israeli Consumer Price Index, which is payable quarterly on the last day of each quarter, commencing June 30, 2005.

On April 14, 2005 the Company entered into a new $550 million bank credit facility. The facility is divided into two tranches: a six year $450 million term loan facility and a six year $100 million revolving loan facility, and is secured by a first ranking floating charge on the Company’s assets.

Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd. are providing the facility, in which United Mizrahi Bank Ltd. is also participating. The new credit facility replaced the Company’s previous facility.

With effect May 1, 2005, the Company exercised an option to reduce the term facility to $150 million (in addition to an advance of approximately $25 million carried over from the Company’s previous facility), and to change the final maturity date of both facilities to September 1, 2009. As a result, the total maximum availability under the new credit facility will be approximately $275 million.

On April 20, 2005, the Company repurchased approximately 33.3 million of its shares pursuant to an offer received from its founding Israeli Shareholders in February 2005. These shareholders held together approximately 22.5% of the Company’s outstanding shares at the time of the offer. As a result of the repurchase, the collective shareholdings of the founding Israeli shareholders was reduced to approximately 5.4% of the Company’s issued and outstanding share capital.

The price per share at which these shares were acquired was NIS 32.2216 per share.

SIGNATURES

        The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer April 22, 2005

BY: /S/ Amikam Cohen —————————————— Amikam Cohen Chief Executive Officer April 22, 2005