Form 20-F
period 2005-12-31
PARTNER COMMUNICATIONS CO LTD
filed 2006-05-18
CIK 1096691

As filed with the Securities and Exchange Commission May 18, 2006

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
COMMISSION FILE NUMBER 1-14968

PARTNER COMMUNICATIONS COMPANY LTD.
(Exact name of Registrant as specified in its charter)

ISRAEL
(Jurisdiction of incorporation or organization)

8 AMAL STREET
AFEQ INDUSTRIAL PARK
ROSH-HA'AYIN 48103
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

ORDINARY SHARES OF NIS 0.01 EACH	152,538,362

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☐ NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act 1934.

YES ☐ NO ☒

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

ITEM 17 ☐ ITEM 18 ☒

If this is an annual report, indicate by checkmark whether the Registrant is a shell company (as defined by Rule 12(b)(2) of the Exchange Act.

YES ☐ NO ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐

INTRODUCTION

        As used herein, references to “we,” “our,” “us,”“Partner” or the “Company” are references to Partner Communications Company Ltd. and to its wholly-owned subsidiaries, Partner Future Communications 2000 Ltd. and Partner Land-Line Communications Solutions LLP (of which Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner), except as the context otherwise requires. In addition, references to our “financial statements” are to our consolidated financial statements except as the context otherwise requires.

        In this document, references to “$,” “US$,” “US dollars” and “dollars” are to United States dollars and references to “NIS” and “shekels” are to New Israeli Shekels. This annual report contains translations of NIS amounts into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this annual report as convenience translations could have been or could be converted from NIS into US dollars at these rates, at any particular rate or at all. The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the representative exchange rate on December 31, 2005 of NIS 4.603= US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data.”

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

        Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this annual report, including the statements in the sections of this annual report entitled “Item 3D. Key Information – Risk Factors,” “Item 4. Information on the Company” and “Item 5". Operating and Financial Review and Prospects” and located elsewhere in this annual report regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

        Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

—	the effects of the high degree of regulation in the telecommunications market in which we operate;

—	regulatory developments relating to tariffs, including interconnect tariffs;

—	the difficulties associated with obtaining all permits required for building and operating of antenna sites;

—	the requirement to indemnify planning committees in respect of claims made against them relating to the depreciation of property values or to alleged health damages resulting from antenna sites;

—	alleged health risks related to antenna sites and use of telecommunication devices;

—	the effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change our customer mix, profitability and average revenue per user, and the response of competitors to industry and regulatory developments;

—	uncertainties about the degree of growth in the number of consumers in Israel using wireless personal communications services and the growth in the Israeli population;

—	the risks associated with the implementation of a third generation (3G) network and business strategy, including risks relating to the operations of new systems and technologies, potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered, and the risk that the use of internet search engines by our 3G customers will be restricted;

—	the risks associated with technological requirements, technology substitution and changes and other technological developments;

—	the impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

—	regulatory developments related to the implementation of number portability;

—	fluctuations in foreign exchange rates;

—	the possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;

—	the availability and cost of capital and the consequences of increased leverage; and

—	the results of litigation filed or that may be filed against us.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3A. Selected Financial Data

        The following table sets forth our selected financial data as at and for each of the years in the five-year period ended December 31, 2005 prepared in accordance with US GAAP. The selected financial data for each of the years in the three-year period ended December 31, 2005 and at December 31, 2005 and 2004 are derived from our consolidated financial statements set forth elsewhere in this annual report. The selected financial data for each of the years ended December 31, 2002 and December 31, 2001 and at December 31, 2003, 2002 and 2001 are derived from our audited financial statements not appearing in this annual report. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the financial statements and notes thereto included elsewhere in this annual report.

	Year ended December 31,
	2001	2002	2003	2004	2005	2005
	New Israeli Shekels In thousands (except per share data)					Convenience translation into US$

Statement of Operations Data
Revenues, net
Services	2,972,079	3,766,584	4,117,887	4,615,781	4,619,932	1,003,679

Equipment	277,270	287,979	349,832	524,956	503,007	109,278

Cost of revenues	3,249,349	4,054,563	4,467,719	5,140,737	5,122,939	1,112,957

Services	2,187,612	2,499,534	2,586,707	2,885,077	3,022,480	656,633

Equipment	531,551	569,924	549,749	729,937	743,872	161,606

	2,719,163	3,069,458	3,136,456	3,615,014	3,766,352	818,239

Gross profit	530,186	985,105	1,331,263	1,525,723	1,356,587	294,718
Selling and marketing
expenses	292,960	308,079	314,008	325,244	272,900	59,287
General and administrative
expenses	134,282	143,594	162,387	181,133	180,781	39,275

Operating profit	102,944	533,432	854,868	1,019,346	902,906	196,156
Financial expenses, net	400,927	445,180	321,710	260,545	345,448	75,048
Loss on impairment of
investments in non-marketable
securities	8,862	4,054	3,530	-	-	-

Income (loss) before tax	(306,845)	84,198	529,628	758,801	557,485	121,108

Tax benefit (tax expenses)	-	-	633,022	(287,248)	(202,898)	(44,080)

Income (loss) before
cumulative effect of a
change in accounting
principles	(306,845)	84,198	1,162,650	471,553	354,560	77,028
Cumulative effect, at
beginning of year, of a
change in accounting
principles	3,483	-	-	-	-

Net income (loss) for the year	(303,362)	84,198	1,162,650	471,553	354,560	77,028

	Year ended December 31,
	2001	2002	2003	2004	2005	2005
	New Israeli Shekels In thousands (except per share data)					Convenience translation into US$

Earnings (loss) per
ordinary share and per ADS

Basic:
Before cumulative effect	(1.72)	0.47	6.39	2.57	2.19	0.48
Cumulative effect	0.02	-	-	-	-

	(1.70)	0.47	6.39	2.57	2.19	0.48

Diluted:
Before cumulative effect	(1.72)	0.46	6.34	2.56	2.17	0.47
Cumulative effect	0.02	-	-	-	-

	(1.70)	0.46	6.34	2.56	2.17	0.47

Weighted average number
of shares outstanding

Basic:	178,909,274	179,984,090	181,930,803	183,389,383	161,711,125	161,711,125

Diluted:	178,909,274	183,069,394	183,243,157	184,108,917	163,617,272	163,617,272

Other Financial Data

Capital expenditures, net	599,493	556,376	232,293	600,944	486,421	105,675

EBITDA(1)	656,369	1,052,240	1,379,830	1,575,996	1,568,616	340,780

Statement of Cash Flow Data

Net cash provided by
operating activities	422,548	682,191	1,031,492	1,272,802	1,006,324	218,623

Net cash used in
investing activities	(629,061)	(815,968)	(376,769)	(673,616)	(546,692)	(118,768)
Net cash provided by
(used in) financing
activities	210,916	129,865	(652,309)	(598,349)	(460,235)	(99,986)

Balance Sheet Data (at year end)

Current assets	631,148	816,416	865,319	1,057,148	1,170,976	254,395
Investments and long-term
receivables	140,969	45,991	72,630	165,815	264,456	57,452

Fixed assets, net	1,749,052	1,864,511	1,694,584	1,843,182	1,768,895	384,292
License and deferred
charges, net	1,112,959	1,269,348	1,325,948	1,325,592	1,321,167	287,023

Deferred income taxes	-	-	413,752	94,442	86,505	18,793

Total assets	3,634,128	3,996,266	4,372,233	4,486,179	4,611,999	1,001,955

Current liabilities (2)	1,194,704	735,153	760,256	859,741	986,995	214,424

Long-term liabilities (2)	2,633,200	3,357,497	2,536,413	2,039,363	2,809,653	610,396

Total liabilities	3,827,904	4,092,650	3,296,669	2,899,104	3,796,648	824,820

Shareholders' equity
(capital deficiency)	(193,776)	(96,384)	1,075,564	1,587,075	815,351	177,135

Total liabilities and
shareholders' equity	3,634,128	3,996,266	4,372,233	4,486,179	4,611,999	1,001,955

(1)	EBITDA represents earnings (loss) before interest, taxes, depreciation and amortization. EBITDA is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results; nor is it meant to be predictive of potential future results.

(2)	See Notes 5, 6 and 7 to our consolidated financial statements for information regarding long-term liabilities and current maturities of long-term bank loans.

	Year ended December 31,
	2001	2002	2003	2004	2005	2005
	New Israeli Shekels In thousands					Convenience translation into US $

Reconciliation Between Operating Cashflow and EBITDA
Net cash provided by
operating activities	422,548	682,191	1,031,492	1,272,802	1,006,324	218,624
Liability for employee
rights upon retirement	(18,736)	(18,632)	(15,540)	(16,302)	(9,430)	(2,049)
Accrued interest, exchange
and linkage differences on
long-term liabilities	(54,522)	(91,027)	67,438	10,258	(108,411)	(23,552)
Amount carried to deferred
charges	22	3,805	-	-	13,820	3,002
Accrued interest, exchange
and linkage differences on
security deposit	6,590	6,925	(8,877)	-	-	-
Sundry	-	-	-	-	-	-
Increase (Decrease) in
accounts receivable:
Trade	55,944	56,638	(22,721)	225,860	262,262	56,976
Other	14,235	8,056	5,557	13,615	26,970	5,859
Decrease (Increase) in
accounts payable and accruals:
Trade	(57,271)	(31,909)	93,444	(135,600)	(112,857)	(24,518)
Shareholder - current account	2,230
Related parties	-	-	-	-	(10,513)	(2,284)
Other	(68,068)	(14,796)	(47,541)	(41,613)	75,884	16,486
Increase (Decrease) in
inventories	(36,859)	12,996	(34,647)	(1,205)	107,667	23,391
Increase in asset retirement
obligation			(1,228)	(464)	92	20
Financial Expenses(*)	393,739	437,993	312,453	248,645	316,806	68,826

EBITDA	656,369	1,052,240	1,379,830	1,575,996	1,568,614	340,781

(*)	Financial expenses excluding any charge for the amortization of deferred financial costs.

	At December 31,
	2003	2004	2005

Industry Data
Estimated population of Israel (in thousands)(1)	6,748	6,870	6,986
Estimated Israeli mobile telephone subscribers (in thousands)(2)	6,618	7,217	7,851
Estimated Israeli mobile telephone penetration(3)	98%	105%	113%

	Year ended December 31					Three months ended
	2001	2002	2003	2004	2005	March 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005

Partner Data
Subscribers (000's) (at period end)(4)	1,458	1,837	2,103	2,340	2,529	2,372	2,409	2,480	2,529
Pre-paid	389	540	639	700	754	706	719	739	754
Post-paid (private)	829	1,004	1,117	1,207	1,268	1,216	1,227	1,255	1,268
Post-paid (business)	240	293	347	433	507	450	463	486	507
Share of total Israeli
subscribers (at period end)(5)	27%	29%	31%	32%	32%	32%	32%	32%	32%
Average monthly usage per
subscriber (mins.)(6)	318	280	277	286	294	288	296	306	287
Average monthly revenue per
subscriber including
inroaming (NIS)(7)	214	183	171	170	156	157	157	162	148
Churn rate(8)	5.8%	10.9%	13.6%	12%	13.6%	3.9%	3.6%	3.2%	3.1%
Subscriber acquisition costs
per subscriber (NIS)(9)	458	470	362	295	282	229	263	363	256
Estimated coverage of
Israeli population (at
period end)(10)	97%	97%	97%	97%	97%	97%	97%	97%	97%
Number of operational base
stations (at period end)	1,882	2,035	2,138	2,243	2,252	2,233	2,260	2,244	2,252
Number of microsites out of
total number of operational
base stations (at period	703	726	729	723	714	709	716	723	714
Number of employees
(full time equivalent)
(at period end)(11)	2,523	2,685	2,769	3,164	3,403	3,113	3,192	3,475	3,403

(1)	The population estimates are published by the Central Bureau of Statistics in Israel.

(2)	We have estimated the total number of Israeli mobile telephone subscribers from information contained in published reports issued by, and public statements made by, Pelephone Communications Israel Ltd., or Pelephone, and Cellcom Israel Ltd., or Cellcom, or by their shareholders and from Partner subscriber data at December 31, 2003, 2004 and 2005.

(3)	Total number of estimated Israeli mobile telephone subscribers expressed as a percentage of the estimated population of Israel. This includes dormant subscribers as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers.

(4)	In accordance with general practice in the mobile telephone industry, we use the term “subscriber”, unless the context otherwise requires, to indicate a telephone, rather than either a bill-paying network customer, who may have a number of telephones connected to the network, or a mobile telephone user who may share a single telephone with a number of other users. “Subscriber” includes our pre-paid customers. References to the number of subscribers are stated net of subscribers who leave or are disconnected from the network, or who have not generated revenue for the Company for a period of over six consecutive months ending at a reporting date.

(5)	Total number of Partner subscribers expressed as a percentage of the estimated total number of Israeli subscribers.

(6)	We have calculated our average monthly usage per subscriber by (i) dividing, for each month in such period, the total number of minutes of usage, excluding inroaming usage, during such month by the average of the number of our subscribers, and (ii) dividing the sum of such results by the number of months in the relevant period.

(7)	We have calculated Partner average monthly revenue per subscriber by (i) dividing, for each month in the relevant year, the Partner revenue during the month, excluding revenue from equipment sales and including revenue from foreign network operators for calls made by their roaming customers while in Israel using our network, by the average number of Partner subscribers during that month, and (ii) dividing the sum of all such results by the number of months in the relevant period. We have presented the amounts in NIS.

(8)	We define the “churn rate” as the total number of subscribers who disconnect from our network, either involuntarily or voluntarily, in a given period expressed as a percentage of the average of the number of our subscribers at the beginning and end of such period. Our churn rate includes subscribers who have not generated revenue for us for a period of the last six consecutive months ending at a reporting date. Involuntary churn includes disconnections due to non-payment of bills or suspected fraudulent use, and voluntary churn includes disconnections due to subscribers switching to a competing mobile telephone network or terminating their use of our services. From July 2002, we refined our criteria for reporting active subscribers. As a result, we have included in churn for this period those subscribers who generated minute revenues only from incoming calls directed to their voice mail.

(9)	Subscriber acquisition costs, or SAC, include mainly handset and car kit costs, net of revenues received from sales of handsets, referred to as “handset subsidies”, and commissions paid to dealers, distributors and sales personnel. Subscriber acquisition costs per subscriber are calculated by dividing the subscriber acquisition costs incurred during the reporting period by the number of subscribers acquired in the reporting period. The aforementioned components of SAC are included in our consolidated financial statements as follows: handset and car kit costs – in “cost of equipment revenues”; commissions paid to dealers, distributors and sales personnel – in “selling and marketing expenses”; and revenues received from sales of handsets – in “equipment revenues”.

(10)	We measure coverage using computerized models of our network, radio propagation characteristics and topographic information to predict signal levels at two meters above ground level in areas where we operate a cell site. According to these coverage results, we estimate the population serviced by our network and divide this by the estimated total population of Israel. Estimates are published by the Central Bureau of Statistics in Israel.

(11)	A full-time employee is contracted to work a standard 186 hours per month. Part-time employees are converted to full-time equivalents by dividing their contracted hours per month by the full-time standard. The result is added to the number of full-time employees to determine the number of employees on a full-time equivalent basis.

Exchange Rate Data

        The following table sets forth, for the years indicated, exchange rates between the shekel and the US dollar, expressed as shekels per US dollar and based upon the daily representative rate of exchange on the last day of each year as published by the Bank of Israel.

	2001	2002	2003	2004	2005

Average(1)	4.220	4.736	4.512	4.480	4.485
High	4.416	4.994	4.924	4.634	4.741
Low	4.067	4.437	4.283	4.308	4.299
End of period	4.416	4.737	4.379	4.308	4.603

(1)	Calculated based on the average of the exchange rates on the last day of each month during the relevant period.

	November 2005	December 2005	January 2006	February 2006	March 2006	April 2006

High	4.741	4.662	4.658	4.725	4.717	4.671
Low	4.64	4.579	4.577	4.664	4.658	4.503

On May 17, 2006, the exchange rate was NIS 4.433 per US dollar as published by the Bank of Israel. Changes in the exchange rate between the shekel and the US dollar could materially affect our financial results.

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

        Our business is highly regulated. We are subject to government regulation regarding telecommunications licenses, antitrust, frequency allocation and costs and arrangements pertaining to interconnection and leased lines. Our business and operations could be adversely affected by changes in laws, regulations or government policy affecting our business activities, such as decisions by the regulator:

—	reducing tariffs, including roaming, call and/or SMS termination tariffs (as described below under ” – We may be adversely affected by regulatory developments relating to interconnect tariffs”);

—	adopting policies and imposing new regulations for the erection of antenna sites;

—	changing the method of calculating call duration;

—	implementing number portability in the cellular market in Israel (as described below under ” – We may be adversely affected by regulatory developments relating to number portability”);

—	increasing the rate of royalties to be paid to the State of Israel;

—	broadening the range of the types of revenues on which royalties are paid;

—	setting policies and imposing new regulations governing electronic trade and content services, including 3G content services;

—	changing the regulation affecting our roaming business;

—	limiting our ability to charge for unanswered calls directed into voicemail or to charge for the initial seconds of such calls; and

—	otherwise limiting the prices that we may charge our customers.

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

        In November 2004, the Ministry of Communications issued regulatory changes further reducing call termination tariffs, effective March 1, 2005, from NIS 0.45 to NIS 0.32, with additional reductions mandated as follows: effective March 1, 2006, to NIS 0.29 per minute; effective March 1, 2007, to NIS 0.26 per minute; and effective March 1, 2008, to NIS 0.22 per minute. At the same time, the Ministry of Communications reduced SMS termination tariffs, effective March 1, 2005, from NIS 0.285 to NIS 0.05, with an additional reduction mandated effective March 1, 2006 to NIS 0.025. The tariffs described above are now adjusted each March to conform to the CPI. In response to the tariff reductions described above, we have implemented cost-cutting measures as well as price increases and repackaging our tariff plans. Depending on the effectiveness of such steps, and other factors such as general market conditions, these regulatory changes may negatively impact our revenues and profits.

        At the same time as it announced the regulatory changes described above, the Ministry of Communications also indicated that it intends to start implementing a process to bring about unification of rates for calls terminating both on and off an operator’s network. Preliminary hearings with the cellular operators in Israel on this matter commenced in August 2005, and the Ministry of Communications has yet to publish a decision. These changes, if implemented, could also adversely affect our revenues and profits.

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

        Like our competitors, we have experienced difficulties in obtaining some of these consents and permits, especially from local building authorities. As of December 31, 2005, approximately 30% of our antenna sites were operating without local building permits or applicable exemptions. A substantial portion of these are microsites. We believe that a portion of the sites operating without permits from local authorities do not require local building permits under the Planning and Building Law 1965. In addition, some of the building permits we have received are not compatible with the antenna sites for which they were obtained. If we continue to experience difficulty in obtaining approvals for the erection of antenna sites, this could adversely affect our existing network, delay the erection of additional antenna sites to our network and adversely impact our 3G network build-out. This difficulty could have an adverse effect on the extent, quality and capacity of our network coverage and on our ability to continue to market our products and services effectively. Our inability to resolve these issues in a timely manner could also prevent us from achieving or maintaining the network coverage and quality requirements contained in our license.

        In addition, we, like the other mobile telephone operators in Israel, provide repeaters, also known as bi-directional amplifiers, to subscribers seeking an interim solution to weak signal reception within specific indoor locations. In light of the lack of a clear policy of the local planning and building authorities, and in light of the practice of the other mobile telephone operators, we have not requested permits under the Planning and Building Law for the repeaters. However, we have received from the Ministry of Communications an approval to connect the repeaters to our communications network. We have also approached the Ministry of the Environment, asserting that no permits are necessary for the repeaters, based on the Ministry’s previous advice that permits are not necessary for devices with comparable levels of emission called “Fixed Cellular Terminals”. If the local planning and building authorities determine that permits are necessary for the installation of these devices, or any other receptors that we believe do not require a building permit, it could have a negative impact on our ability to obtain permits for our repeaters. Recently, the Non-Ionizing Radiation Law (5766-2006) was enacted, and defines the various powers of the Ministry of the Environment as they relate, inter alia, to the grant of permits for antenna sites and sets standards for permitted levels of non-ionizing radiation emissions and reporting procedures. Pursuant to this law, which will enter into effect on January 1, 2007, a request for an operating permit from the Ministry of Environment with respect to either new sites or existing sites would require a building permit for such site(s). If we will continue to face difficulties in obtaining building permits from the local planning and building committee, we may fail to obtain also operation permits from the Ministry of Environment. Operation of an antenna site without a permit from the Ministry of Environment may result in criminal and civil liability to us or to our officers and directors.

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

In connection with certain building permits, we may also be required to indemnify certain planning committees in respect of claims against them relating to the depreciation of property values or to alleged health damage that result from antenna sites, which may have a material adverse effect on our financial condition and results of operations.

        The extent of our potential liability in connection with alleged health risks relating to antenna sites or in connection with alleged depreciation in the value of nearby properties as a result of the building of antenna sites may be increased as a result of various developments. For a description of alleged health damage relating to antenna sites, see risk factor below, “- There are alleged health risks related to antenna sites and the use of mobile telecommunications devices, including handsets. The actual or perceived health risks of mobile telephone communications devices could have a material adverse effect on our business, operations and financial condition.”

        Under the Planning and Building Law, 1965, local planning committees may be held liable for the depreciation of the value of nearby properties as a result of approving a building plan. Since National Building Plan 36 was approved, some planning committees have started to require that, as a precondition for issuing new permits for antenna sites, we submit an undertaking to indemnify the committee against claims for depreciation in the value of nearby properties as a result of issuing a permit to build, and the building of, antenna sites. Under the Non-Ionizing Radiation Law, which imposes criminal sanctions for non-compliance with its dictates, as of January 2006, the National Council for Planning and Building was granted the power to determine the level of indemnification that must be undertaken by cellular companies as a precondition for obtaining a building permit for a new or existing antenna site that requires such a permit. The National Council has decided that until National Building Plan 36 is amended to reflect a different indemnification amount, cellular companies will be required to undertake to indemnify the committees in full against all losses resulting from claims against a committee for reduction in property values. Thus, at present, in order to obtain a building permit for a new or existing antenna site, we must provide full indemnification for the reduction of property value. We cannot predict whether the legal requirement to provide full indemnification will be adopted in the amended National Building Plan 36, nor can we predict when the National Building Plan 36 will be amended. To date, we have provided to local authorities 24 letters of undertaking to provide such indemnification for the benefit of such local authorities within 30 days from the enactment of a law or a final court decision requiring such indemnifications. Such indemnifications expose us to risks which are difficult to quantify or mitigate and which may have a material adverse effect on our financial conditions and results of operations. In addition, the requirement to provide such indemnifications in connection with new building permits may impede our ability to obtain such building permits for existing antenna sites or to expand our network with the erection of new antenna sites.

        Further, there have been a number of attempts, by local planning committees to include mobile phone operators in claims against such committees for the depreciation in value of nearby properties as a result of the erection of antenna sites. If the local planning committees succeed in including mobile phone operators in these actions, it may expose us to significant liability and have a material adverse effect on our financial condition and results of operation. For more information, see “- We have had difficulties obtaining some of the permits for which we have applied, and have not yet applied for other permits that are required for the erection of our antenna sites. These difficulties could continue and therefore affect our ability to erect or maintain antenna sites. This could have an adverse effect on the extent, quality and capacity of our network coverage and may result in criminal or civil liability to us or to our officers and directors.”

There are alleged health risks related to antenna sites and the use of mobile telecommunications devices, including handsets. The actual or perceived health risks of mobile telephone communications devices could have a material adverse effect on our business, operations and financial condition.

        A number of studies have been conducted to examine the health effects of wireless phone use and antenna sites, and some of these studies have been construed as indicating that wireless phone use causes adverse health effects. Media reports have suggested that radio frequency emissions from antenna sites, wireless handsets and other mobile telecommunication devices may raise various health concerns and may interfere with various electronic medical devices, including hearing aids and pacemakers. While, to the best of our knowledge, the handsets that we market comply with the applicable laws that relate to acceptable Specific Absorption Rate (“SAR”) levels, we rely on the SAR levels published by the manufacturer of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, we have no information as to the actual level of SAR of the handsets along the lifecycle of the handsets, including in the case of handset repair.

        Several lawsuits have been filed out of Israel against operators and other participants in the wireless industry alleging adverse health effects and other claims relating to radio frequency transmissions to and from handsets and other mobile telecommunications devices. We may be subject to potential future litigation relating to these health concerns.

        Furthermore, we do not expect to be able to obtain insurance with respect to such liability. If it will ever occur that health risks existed or that there was a deviation from SAR standards which would result in a health risk from sites or handsets, this would have a material adverse effect on our business, operations and financial condition, including through exposure to potential liability, a reduction in subscribers, reduced usage per subscriber and increased difficulty in obtaining sites for base stations.

Competition from existing competitors may require us to increase our subscriber acquisition and customer retention costs, decrease our tariffs, and may increase our churn rate.

        We compete primarily with Cellcom and Pelephone, two of the other mobile telephone network operators in Israel, and we also compete with MIRS. Because of the ease of switching between cellular operators, we have already faced and may continue to face an increase in our churn rate and may be forced to increase our customer retention costs, including subsidies towards upgrades of subscribers’ handsets, in order to retain our subscribers. These developments may adversely affect our market share, financial condition and results of operations.

        During 2003, Cellcom and Pelephone launched new technologies enabling faster transfers of data: EDGE technology, in the case of Cellcom, and CDMA-1x, in the case of Pelephone. In 2004, further technological enhancements were introduced by our competitors, Cellcom announcing commercial service over UMTS coverage and Pelephone announcing the implementation and commercial offering of EV-DO technology. In 2005 Cellcom expanded its UMTS spectrum and began to implement High-Speed Downlink Packet Access (“HSDPA”) technologies in preparation for a future launch of its 3.5G technologies. If Cellcom or Pelephone successfully maximizes the potential of these technologies before we benefit more fully from our 3G technology, we will be at a competitive disadvantage.

        To the extent that land-line telephones are used instead of mobile telephones, we also compete with Bezeq, the incumbent land-line operator in Israel. Bezeq completed during 2004 its acquisition of 100% of the shares of Pelephone, and that may enable Pelephone to offer combined packages of land-line, mobile telephone and other telecommunication services, subject to regulatory approval.

        The following have either launched land-line service, have been granted a license for such service or have applied for such a license. We are at a competitive disadvantage relative to operators who may be able to offer combined packages of land-line, mobile telephone and other communications services.

—	HOT, a group jointly owned by the three cable companies in Israel, ("HOT") launched land-line telephone service;

—	Golden Lines was granted a land-line telephone service license and has started to recruit subscribers to this service;

—	GlobeCall Communication Ltd. ("Globecall"), a company wholly-owned by IDB, which also controls Cellcom, was granted a land-line telephone service license;

—	A partnership controlled by Cellcom was recently granted a land-line telephone service license; and

—	Other telecommunication companies, including Barak and Netvision, have also applied for a land-line telephone service.

        We may also face competition from additional land-line operators, if additional land-line licenses are granted. The Ministry of Communications may also choose to grant additional mobile telephone operator licenses, which may further intensify competition in the mobile market in Israel. The Ministry of Communications may also opt to grant licenses to mobile virtual network operators (“MVNOs”), who may use Partner’s infrastructure or other cellular operators to offer mobile telephone services.

        Increased competition may require us to increase our subscriber acquisition and customer retention costs. Competition may also limit our ability in the future to increase tariffs, or cause us to reduce tariffs. We experienced a material increase in churn in each of 2002 and 2003, and then a slightly lower churn in 2004 as compared to 2003. In 2005, we experienced a higher churn rate than that experienced in 2004, primarily due to the prepaid sector. Competition, including increased competition resulting from the introduction of number portability, may further increase our level of churn.

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

Our subscriber growth rate, and consequently our revenue growth rate, has begun to slow, because Israel’s mobile telephone services market is highly penetrated, making it more difficult for us to obtain new subscribers than in the past and retain existing subscribers.

        Although Israel’s mobile telephone services market has experienced substantial growth, and we have experienced substantial subscriber growth since our commercial launch in 1999, the Israeli market for mobile telephone services is now highly penetrated, and the growth of the overall Israeli market and of our own subscriber base has been slower than in the past. According to data from the Central Bureau of Statistics, the population of Israel at the end of December 2005 was approximately 7.8 million. According to a recent report issued by a research company, at December 31, 2005, Israel’s mobile telephone market penetration is estimated to be 113%. This may include dormant subscribers as well as subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers. Because the Israeli market for mobile telephones is highly penetrated, it is not growing at the same rate as in the past, and our own subscriber growth is not developing at the same rate as in the past. Similarly, whereas in the past our revenue growth has largely resulted from growth in the overall market, our future revenues will depend significantly on our ability to retain existing subscribers and to attract subscribers from the other mobile telephone network operators. While our market share, based on internal estimates, has increased from approximately 13% of Israeli mobile subscribers at December 31, 1999 to approximately 32% at December 31, 2005, our market share growth has slowed since 2003, and we expect this trend to continue.

High handset prices, delays in the development of handsets, services and network compatibility and components, and supplier interoperability may hinder the deployment of 3G technology and may increase the costs related to both subscriber acquisition and subscriber retention. If we are unable to successfully develop attractive 3G services for our subscribers or if the Ministry of Communications is successful in restricting the use of internet search engines by our 3G customers, our results of operations will be adversely affected.

        Establishing a 3G network and developing services requires investing substantial capital resources. There is no assurance that subscribers will adopt 3G services, how widespread the usage of these new services will be, how many subscribers will be willing to pay for these services and new devices and whether the revenue generated from these services will justify the costs involved in establishing and operating our 3G networks. If we are unable to develop attractive 3G services for our subscribers, we may be required to write off all or a portion of our investment and our results of operations would be adversely affected.

        High handset prices may make our 3G offering less attractive to potential subscribers or increase costs related to SAC as well as costs related to retaining subscribers (SRC), as the costs of providing handsets and upgrades to customers will increase. We also rely on applications developers to develop services that will stimulate demand for our 3G network. We cannot predict whether customer demand will develop as expected. If applications developers fail to develop such services, or experience delays in their development of such services, our ability to generate revenues from our 3G network will be adversely affected.

        We have selected both Nortel Networks and Ericsson to supply the infrastructure necessary to build-out our 3G network. We were one of the first 3G networks in the world to be built with Nortel equipment, and we cannot assure you that Nortel, together with Ericsson, will be able to successfully deliver all of the requirements of our network, including interoperability with our existing GSM network. We also cannot assure that the Nortel and Ericsson equipment will successfully interoperate. 3G handsets may not be available at reasonable prices or in the timeframe required or in the amounts needed. If we cannot obtain and offer reasonably priced devices, technologically proven network equipment or software with sufficient functionality or speed from Nortel, Ericsson, or other suppliers, or if we experience delays in the delivery or functional deployment of devices, handsets and related network equipment or software, our ability to further develop our 3G network, and our customers’ ability to access it, will be impaired.

        A recent amendment to our general license imposed by the Ministry of Communications extends to our 3G network restrictions regarding adult services accessed via our cellular technologies. These new restrictions restrict access not only to adult-content internet sites, but also access via our internet portal to popular internet search engines, such as Google, that could potentially facilitate a search for such adult-content internet sites. We have filed a petition challenging the legality of the restrictions imposed by the Ministry of Communications. See “Regulations – Our License.” If we are unsuccessful in our challenge to this amendment to our general license, our ability to generate revenues from our 3G network could be adversely affected.

The telecommunications industry is subject to rapid and significant changes in technology which could reduce the appeal of our services.

        We may face competition from existing or future technologies, including land-line and cordless technologies, satellite-based personal communications services, private and shared radio networks, wireless broadband access services, voice over Internet Protocol services, wireless fidelity, or Wi-Fi, technologies, Wimax, and other communications services that have the technical capability to handle mobile telephone calls and to interconnect with the land-line telephone network. The effect of emerging and future technological changes, including the convergence of technologies and the introduction of new competitors with the ability to provide mobile telecommunication services to customers while mobile, or the viability or competitiveness of our network cannot be accurately predicted. We cannot assure you that the technologies we employ or intend to employ, including 3G technologies, will not become obsolete or subject to competition from new technologies in the future, nor can we predict the effect of competition from new technologies in the future on our financial condition or results of operations.

We may be required in the future to offer access to our network infrastructure to other operators. This may lower the entry barriers for potential new competitors and adversely affect our financial condition and our ability to provide services to our subscribers. These operators could also gain market share at our expense by offering lower prices to our customers.

        Under the Communications Law (Telecommunications and Broadcasting), 1982, the Ministry of Communications has the power to require us, like the other telephone operators in Israel, to offer access to our network infrastructure to other operators. Our license also requires us, upon demand by the Minister of Communications, to permit other operators to provide telecom services using our network. Such access to our network would lower the entry barriers for potential new competitors and increase the likelihood of additional new competitors entering the mobile telephone market in Israel. Our capacity is limited, and if we are required to allocate capacity to other operators, the services to our subscribers may be harmed or we may be required to invest additional capital in order to enable additional use of our network. If we fail to agree with new operators that are given access to our network regarding the tariffs for the usage of our infrastructure, the Ministry of Communications may determine those tariffs. In addition, operators, such as MVNOs, could offer mobile telecommunication services to our current customers at prices that are lower than our prices, thereby reducing our market share. If the Ministry of Communications sets those tariffs too low, this may adversely affect our financial condition.

Our company is controlled by a single shareholder.

        As of March 31, 2006, our controlling shareholder, Hutchison Telecommunications International Limited, or Hutchison Telecom, held approximately 51.6% of our shares.

        Hutchison Telecom has the ability to influence our business through its ability to control all actions that require shareholder approval and through its representatives on our Board of Directors. Hutchison Telecom is not obligated, however, to provide us with financial support or to exercise its rights as a shareholder in our best interests or the best interests of our minority shareholders and noteholders, and it may engage in activities that conflict with such interests. If the interests of our controlling shareholder conflict with the interests of our other shareholders and noteholders, those shareholders and noteholders could be disadvantaged by the actions that this controlling shareholder chooses to pursue. In addition, our controlling shareholder may cause our business to pursue strategic objectives that may conflict with the interests of our other shareholders and noteholders.

We benefit from our relationship with Hutchison Telecom and Hutchison Whampoa, who are global leaders in the mobile telecommunications market. We cannot assure you that we will continue to enjoy the benefits of this relationship.

        Hutchison Telecom and its major shareholder, Hutchison Whampoa Limited, or HWL, are global leaders in the mobile telecommunications market, and we rely on and benefit from the assistance, knowledge and experience of Hutchison Telecom and HWL, for example, in connection with our ability to access supply of 3G handsets on favorable pricing terms. In December 2005, HWL announced the acquisition by Orascom Telecom Holding S.A.E. of an indirect 19.3% interest in Hutchison Telecom. See below “- Our telecommunications license imposes certain restrictions on who can own our shares. If these restrictions are breached, we could lose our license.” We cannot assure you that Hutchison Telecom will continue to be our controlling shareholder or that HWL will continue to be a major shareholder of Hutchison Telecom. Nor can we assure you that if Hutchison Telecom ceases to be our controlling shareholder, or HWL ceases to be a major shareholder of Hutchison Telecom, that we will continue to enjoy the benefits of our relationship with Hutchison Telecom and HWL that we currently do.

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

        Our ability to provide commercially viable mobile telephone services depends upon our ability to interconnect with the telecommunications networks of existing and future land-line, mobile telephone and international operators in Israel in order to complete calls between our customers and parties on the land-line or other mobile telephone networks. All land-line, mobile telephone and international operators in Israel are legally required to provide interconnection to, and not to discriminate against, any other licensed telecommunications operator in Israel. We have signed interconnect agreements with Pelephone, Cellcom and MIRS, the other mobile telephone network operators in Israel, and with the Israeli international operators Bezeq International, Barak, Netvision, Internet Gold and Exfone. We have an operating arrangement with Golden Lines. We are currently operating without any formal interconnect agreements with Bezeq. We are not aware of any interconnect agreement that Cellcom, Pelephone, or MIRS has signed with Bezeq. Our day-to-day arrangements with Bezeq substantially conform to a draft interconnect agreement negotiated with Bezeq. We have no control over the quality and timing of the investment and maintenance activities that are necessary for these entities to provide us with interconnection to their respective telecommunications networks. The failure of these or other telecommunications providers to provide reliable interconnections to us on a consistent basis could have a material adverse effect on our business, financial condition or results of operations.

        We currently lease most of our transmission capacity from Bezeq, and we lease additional capacity from other suppliers, primarily Cellcom. We have no control over the quality and timing of the investment and maintenance activities that are necessary for these suppliers to provide us with transmission services. Disruptions, stoppages, strikes and slowdowns experienced by them may significantly affect our ability to provide mobile telephone services. In particular, Bezeq has experienced labor disputes with its employees, including stoppages, notably in recent years during the privatization process and as the liberalization of the telecommunications market in Israel developed. The failure by our suppliers to provide reliable transmission services to us on a consistent basis could have a material adverse effect on our business, financial condition or results of operations.

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

        Furthermore, although we believe that we are currently in compliance with all material requirements of our license, the interpretation and application of the technical standards used to measure these requirements, including the requirements regarding population coverage and minimum quality standards, and other license provisions may not be certain, and disagreements have arisen and may arise in the future between us and the Ministry of Communications. We have provided a bank guarantee to the Ministry of Communications in the amount of US$10 million to guarantee our performance under our license. If we are found to be in material breach of our license, the guarantee may be forfeited and our license may be revoked.

Our telecommunications license imposes certain restrictions on who can own our shares. If these restrictions are breached, we could lose our license.

        As with other companies engaged in the telecommunications business in Israel, our license requires that a certain minimum of the economic and voting interest, and certain other defined means of control, of our company be owned by Israeli citizens and residents or entities in their control. If this requirement were not complied with, we could be found to be in breach of our license and our license could be revoked. The Ministry of Communications amended our license effective April 14, 2005, reducing the required holdings by Israeli citizens and residents from 20% to 5%, which shall be held by our founding shareholders who are Israeli entities or their approved substitutes, and requiring that these shareholders appoint, at least, 10% of our board of directors. In addition, according to the amendment, among other things (i) we are required to appoint a Committee for Security Matters consisting only of members who have security clearance and security compatibility to be determined by the General Security Service and (ii) the Minister of Communications shall be entitled to appoint an observer to our board of directors and its committees subject to certain qualifications and confidentiality undertakings. See “Item 4B. Regulation.” In addition, no transfer or acquisition of 10% or more of any of such means of control, or the acquisition of control of our company, may be made without the consent of the Ministry of Communications. Our license also restricts cross-ownership and cross-control among competing mobile telephone operators, including the ownership of 5% or more of the means of control of both our company and of a competing operator, without the consent of the Ministry of Communications, which may limit certain persons from acquiring our shares. Shareholdings in breach of these limits relating to transfers or acquisitions of means of control or control of Partner could have two consequences. First, the shares that are in excess of the limits will be converted into “dormant” shares, with no rights other than the right to receive dividends or other distributions to shareholders, and to participate in rights offerings until such time as the consent of the Ministry of Communications has been obtained. Second, the breach of the limits could be the basis for revoking our license unless our founding shareholders or their approved substitutes hold an aggregate of at least 26% of our ordinary shares.

        In December 2005, HWL, Hutchison Telecom’s major shareholder, announced the acquisition by Orascom Telecom Holding S.A.E., or Orascom Telecom, of an indirect 19.3% interest in Hutchison Telecom, representing an indirect 9.98% interest in Partner at that time. As part of that transaction and, subject to the receipt of consent from the Ministry of Communications, Orascom Telecom may acquire a number of additional shares that represents approximately 3.69% of Hutchison Telecom’s total outstanding shares. HWL (Hutchison Telecom’s major shareholder) and Orascom Telecom also entered into a shareholders agreement extending certain corporate governance rights in respect of Hutchison Telecom. We have been informed that the Ministry of Communications is currently reviewing the transaction to ensure that no breach of our license has occurred as a result of this transaction. If the Ministry of Communications decides that a breach were to have occurred, this could be a basis for revoking our license or imposing new license conditions.

Our marketing strategy is, in part, based upon the international Orange brand. If our license agreement terminates or is revoked, we will lose one of our main competitive strengths.

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

        Pursuant to legislation passed on March 29, 2005, the Ministry of Communications is putting regulatory measures into place that would require mobile and land-line telephone operators to implement number portability, which would permit mobile and land-line network subscribers in Israel to change network operators without having to change their telephone numbers. According to the legislation, each operator must institute the necessary technology in its system for number portability by April 30, 2006, complete all necessary coordination with the other operators by July 31, 2006, and implement the number portability plan by September 1, 2006 (an extension of up to three months may be granted under certain circumstances). Because this will eliminate one of the major barriers that we believe currently prevents subscribers from changing network operators, we expect that number portability will increase competition in our industry and increase churn and may increase subscriber acquisition and retention costs. In addition, we cannot be sure how implementation of number portability will affect the overall functioning of our network and billing systems. Partner is a member of a 12-operator forum (including land-line, cellular, and international call operators) involved in a program plan to implement number portability. As of December 31, 2005, the head of the forum had notified the General Manager of the Ministry of Communications as well as the Minister of Finance that the operators will not be able to implement the plan by September 1, 2006, as scheduled, and requested an extension of approximately one year to implement the program. If we do not receive such an extension, we will probably not meet the statutory deadline, and we may be exposed to legal claims and financial sanctions that may have an adverse financial impact on us. Furthermore, we expect to incur material expenditures during 2006 in order to meet the technological challenges presented by the requirement to comply with the expected regulatory measures implementing number portability.

        Although we cannot predict with certainty the consequences of number portability, including the response of mobile telephone subscribers following the implementation of number portability, these developments may have a material adverse effect on our business and on the overall functioning of our system.

Our business may be impacted by the shekel exchange rate fluctuations and inflation.

        Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, through December 31, 2005, a substantial amount of our operating expenses were linked to non-shekel currencies. These expenses related mainly to the acquisition of handsets where the price paid by us is based on various foreign currencies. In addition, a substantial majority of our capital expenditures (including with respect to our 3G networks) are incurred in, or linked to, non-shekel currencies. Thus, any devaluation of the shekel against the dollar (or other foreign currencies), will increase the shekel cost of our non-shekel denominated or linked expenses and capital expenditures. Such an increase may have an adverse impact on our results, which may be material. Material changes in exchange rates may cause the amounts that we must invest to increase materially in shekel terms.

        We hedge a portion of our foreign currency commitments. As of December 31, 2005, the notional amounts of our foreign currency derivatives were approximately US$28 million. Our derivative transactions are mainly designed to hedge the cash flows related to anticipated payments in respect of purchases of handsets and capital expenditures in foreign currency.

        Our bank credit facility borrowings and Notes due 2012 are currently in shekels, most of which are linked to the Israeli consumer price index, or CPI. We may not be permitted to raise our tariffs pursuant to our license in a manner that would fully compensate for any increase in the Israeli CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue. We enter into derivative transactions in order to protect ourselves from an increase in the CPI. As of December 31, 2005, the notional amounts of our CPI derivatives were approximately NIS 1,500 million (or approximately two-thirds of our CPI exposure).

Identification of significant deficiencies or material weaknesses as a result of our implementation of procedures designed to comply with Section 404 of the Sarbanes-Oxley Act of 2002 relating to evaluation of our internal control over financial reporting may have an adverse impact on our financial condition and results of operations and the trading price of our shares.

Commencing with our annual report on Form 20-F for the year ending December 31, 2006, we will include a report from our management relating to its evaluation of our internal control over financial reporting as required under Section 404 of the U.S. Sarbanes-Oxley Act of 2002. As a consequence of systems and procedures currently being reviewed and implemented to comply with these requirements, we may uncover circumstances that may be determined to be significant deficiencies or material weaknesses, or that may otherwise result in disclosable conditions. Although we intend to take prompt measures to remediate any such identified significant deficiencies or material weaknesses in our internal control structure, measures of this kind may involve significant effort and expense, and any disclosure of such significant deficiencies, material weakness or other disclosable conditions may result in a negative market reaction.

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

        We are highly leveraged. On December 31, 2005, our total long-term indebtedness was approximately NIS 2,688 million ($584 million). This debt represents approximately 76.7% of our total capitalization (bank loans plus Notes payable plus shareholders’ equity) on December 31, 2005. Our credit facility and the indenture governing the Notes due 2012 currently permit us to incur additional indebtedness, subject to some limitations.

        Our substantial debt could adversely affect our financial health by, among other things:

—	increasing our vulnerability to adverse economic, industry or business conditions or increases in prevailing interest rates, particularly because a substantial portion of our borrowings is linked to the Israeli consumer price index, or CPI;

—	limiting our flexibility in planning for, or reacting to, changes in our industry and business as well as the economy generally;

—	requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, which reduces the funds available for operations and future business development; and

—	limiting our ability to obtain the additional finance we need to operate, develop and expand our business.

Our credit facility contains a number of restrictions and obligations that limit our operating and financial flexibility.

        Our credit facility contains a number of restrictive covenants that limit our operating and financial flexibility. These covenants, among other things, restrict our ability to pledge our assets, enter into certain types of lease financing, dispose of assets, make loans or give guarantees, make certain acquisitions or engage in mergers or consolidations, incur borrowing (other than permitted borrowings, as defined), make any substantial change to the nature of our business or engage in any other business. Our credit facility also contains covenants regarding achieving certain levels of financial ratios during the term of the facility.

        Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. There can be no assurance that such obligations will not materially adversely affect our ability to finance our future operations or the manner in which we operate our business. In particular, any non-compliance with performance-related covenants and other undertakings of our credit facility could result in an acceleration of our outstanding debt under our credit facility and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition or results of operations.

We cannot assure that we will distribute dividends in the future, nor the amounts of any such dividends.

        In the third quarter of 2005, our Board of Directors and shareholders approved the distribution of our first cash dividend, in the amount of NIS 0.57 per share, totaling approximately NIS 86.4 million. In the first quarter of 2006, our Board of Directors and shareholders approved the distribution of an additional cash dividend in the amount of NIS 0.65 per share (totaling approximately NIS 100 million). In the second quarter of 2006, we adopted a dividend policy targeting a payout ratio of 60% of net income over 2006. As part of this policy, our Board of Directors approved the distribution of a cash dividend of NIS 0.45 per share (totaling approximately NIS 70 million) for the first quarter of 2006. Restrictions under Israeli Law and those contained in our credit facility limit the amount of dividends we may pay. In addition, our board may not decide to distribute dividends in the future.

The recently enacted Class Actions Law, 2006 may increase our exposure to class action lawsuits.

        The recently enacted Class Actions Law, 2006, inter alia, expands the causes of action for which a class of litigants may bring suit. The new law may increase the number of requests for approval of class actions against the Company and may increase our legal exposure as a result of such class action lawsuits and, as a result, may materially and adversely affect our financial results.

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

        In our short history, we have achieved a number of important milestones:

—	In April 1998, we received our license to establish and operate a mobile telephone network in Israel.

—	In August 1998, we finalized our long-term credit facility to support our network and business roll out.

—	By October 1998, we completed our initial network roll out with approximately 77% coverage of the Israeli population, enabling us to commence the soft launch of our services to a test market of targeted customers.

—	By January 1999, we had launched full commercial operations with approximately 88% population coverage, established a nationwide distribution network and were offering full services with an extensive media campaign.

—	In October 1999, we completed our initial public offering of ordinary shares in the form of American Depositary Shares, and received net proceeds of approximately NIS 2,092 million, with the listing of our American Depositary Shares on NASDAQ and the London Stock Exchange. We used part of these net proceeds to repay approximately NIS 1,494 million in indebtedness to our principal shareholders, and the remainder to finance the continued development of our business.

—	In June 2000, we introduced our pre-paid subscriber plan, known as “Big Talk.”At December 31, 2004, we had 700,000 subscribers, or approximately 30% of our total subscriber base, in this plan.

—	In July 2000, we amended our long-term credit facility, increasing the amount available to up to $750 million.

—	In August 2000, we completed an offering, registered under the US Securities Act of 1933, as amended, of $175 million (approximately $170.5 million after deducting commissions and offering expenses) in 13% unsecured senior subordinated notes due 2010.

—	In March 2001, we received a special license issued by the Ministry of Communications, allowing us to provide internet services.

—	On March 31, 2001, we had over 1,000,000 subscribers.

—	In July 2001, we registered our ordinary shares for trading on the Tel Aviv Stock Exchange.

—	In December 2001, the Ministry of Communications awarded us two bands of spectrum: one band of GSM 1800 spectrum and one band of UMTS third generation spectrum.

—	On December 26, 2001, we filed a shelf registration statement under the US Securities Act of 1933, as amended, registering $400 million of debt securities and ordinary shares for possible offer and sale.

—	In June 2002, our license was extended until February 2022.

—	In December 2002, we amended our senior credit facility in order to further tailor it to our business plan.

—	By August 2003, we had over 2,000,000 subscribers.

—	In November 2003, we entered into a framework agreement with Nortel Networks to supply what is expected to be Israel’s first third generation UMTS wireless network.

—	In December 2004, we commercially launched our 3G network, having implemented our “soft launch” in June 2004.

—	In March 2005, we completed a debt offering, raising NIS 2.0 billion in a public offering in Israel of the Notes due 2012. In April 2005 we entered into a new credit facility as part of our 2005 Refinancing, consisting of a $450 million term loan facility and a $100 million revolving loan facility, replacing our previous bank facility. In May 2005, we exercised an option to reduce the term facility from $450 million to $150 million.

—	In April 2005, we used approximately NIS 1,074 million of the proceeds from our 2005 Refinancing to repurchase approximately 33.3 million shares from our Israeli founding shareholders, representing approximately 18.1% of our outstanding shares immediately before the repurchase.

—	In August 2005, we redeemed our outstanding $175 million 13% Senior Subordinated Notes, due 2010.

—	In the third quarter of 2005, our Board of Directors and shareholders approved the distribution of our first cash dividend, in the amount of NIS 0.57 per share, totaling approximately NIS 86.4 million to our shareholders of record as of September 26, 2005.

—	On January 22, 2006, we signed an agreement with MED I.C. – 1 (1999) Ltd., a transmission and hosting company, to purchase its fiber-optic transmission business for approximately $14.8 million, subject to certain adjustments, in order to enable us to reduce our transmission costs as well as to provide our business customers with bundled services of transmission of data and voice. Completion of the transaction is subject to the satisfaction of various closing conditions, including, approval by the Ministry of Communications.

—	In the first quarter of 2006, our Board of Directors and shareholders approved the distribution of an additional cash dividend in the amount of NIS 0.65 per share (totaling approximately NIS 100 million) to our shareholders of record as of April 10, 2006.

—	In the second quarter of 2006, we adopted a dividend policy targeting a payout ratio of 60% of net income over 2006. As part of this policy, our Board of Directors approved the distribution of a cash dividend of NIS 0.45 per share (totaling approximately NIS 70 million) for the first quarter of 2006 to shareholders of record as of June 6, 2006.

Our net capital expenditures for the first fiscal quarter of 2006 were approximately NIS 67.7 million. For more information on our capital expenditures for the last three financial years, see “Item 5B. Liquidity and Capital Resources–Commitments and Contractual Obligations”.

4B. Business Overview

        We were the first GSM mobile telephone network operator in Israel and on December 1, 2004, commercially launched our UMTS third generation, or 3G, service. We received our mobile telephone license in April 1998 and commenced full commercial operations of our digital GSM mobile telephone network in January 1999. Since then, we have expanded rapidly, and on December 31, 2005, we had approximately 2.59 million subscribers, representing an estimated 32% of total Israeli mobile telephone subscribers at that date. During the twelve months ended December 31, 2005, we increased our customer base by approximately 8.07%. At December 31, 2005, approximately 50% of our private subscribers had post-paid tariff plan contracts with us, approximately 30% of our subscribers were in pre-paid subscriber plans, and approximately 20% of our total subscribers were business subscribers. As of December 31, 2005, we also had more than 100,000 3G customers, all of whom are post-paid subscribers.

        We market our services by capitalizing on the strong international Orange brand and the experience of our largest shareholder, Hutchison Telecom. The Orange brand, which is licensed to us, has been used successfully in other markets to promote mobile telephone services. Market surveys show that we have achieved strong brand awareness in Israel. We have also received awards recognizing our high standards of customer service. In 2005 we were named by both Globes Israeli business daily newspaper as well as by the Israeli daily newspaper, Yediot Ahronot, as the number-one provider of customer service in Israel in the telecommunications market.

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

        Our 3G network, which as of the end of 2005 covered approximately 92%, of the Israeli population, offers a wide range of new services, such as video calls, a new portal of content services including a rich selection of video-based services under the “obox live” brand, and the transmission of data at speeds of up to 384 Kbps.

        In March 2006, we soft launched HSDPA to the business sector, which is a technological enhancement to our 3G services and offers subscribers the ability to access our 3G services at higher speeds. We offer an HSDPA data card modem which enables our subscribers to access our network at higher speeds. We soft launched HSDPA with limited coverage in the center of Israel and plan to expand the coverage area gradually.

        We have set forth in the following table an estimate of each operator’s share of total subscribers in the Israeli cellular market at December 31, 2001, 2002, 2003, 2004 and 2005:

Market Share*	2001	2002	2003	2004	2005

Partner	27%	29%	31%	32%	32%
Cellcom	41%	39%	35%	34%	33%
Pelephone	28%	28%	30%	30%	30%
MIRS	4%	4%	4%	4%	5%

*	Based on information contained in published reports issued by, and public statements made by, Pelephone and Cellcom or by their respective shareholders and from Partner subscriber data. The figures for MIRS are our estimates.

        We operate in one business segment, mobile telephony and related services, and one geographic segment, Israel.

Overview of Mobile Telecommunications Industry in Israel

        There are currently four mobile telephone network operators in Israel: Partner, Pelephone, Cellcom and MIRS. Pelephone is an Israeli corporation wholly owned by Bezeq, the land-line operator in Israel. The major beneficial owner of Bezeq following Bezeq’s privatization during 2005 is an entity comprised of the S.C.G. Group (Haim Saban), the Apax Fund, and Arkin Communications (Mori Arkin). Pelephone currently operates nationwide mobile telephone networks in Israel using both the N-AMPS analog and the CDMA digital system and recently upgraded its network to CDMA1x. The major beneficial shareholders of Cellcom are Discount Investment Corporation Ltd, DIC Communications Ltd., and PEC Israel Economic Corporation. Cellcom operates nationwide mobile telephone networks based on GMS 1800 MHz and D-AMPS technologies. In 2004, further technological enhancements were introduced by our competitors, with Cellcom announcing commercial service over UMTS/HSDPA spectrum and Pelephone announcing the implementation and commercial offering of EV-DO technology. MIRS is an Enhanced Specialized Mobile Radio, or “trunking,” iDEN network. MIRS’s major shareholder is Motorola Communications (Israel) Ltd.

        In addition, the Palestine Telecommunication Co. Ltd., or Paltel, operates a GSM mobile telephone network under the name “Jawwal” in the Palestinian Authority administered areas of the West Bank and Gaza Strip, as well as a land-line network. Paltel’s GSM network competes with our network in some border coverage overlap areas.

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

        Since the end of 1996, there has been continued strong growth in the Israeli mobile telephone market. Market data from industry sources indicates that the total market size was approximately 7.9 million subscribers at December 31, 2005, representing approximately 113% of the Israeli population.

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

        The following are some of the special characteristics that we believe differentiate the Israeli market from other developed mobile telecommunications markets:

—	High Mobile Phone Usage. Israeli usage of mobile phones is relatively high compared to Western Europe.

—	Calling Party Pays. In Israel, only the party originating a telephone call pays for the airtime (except for 1-800 numbers). Mobile telephone network operators do not charge subscribers to receive calls on their handsets, except while roaming. This encourages higher rates of mobile telephone usage.

—	High Mobile Telephone Penetration. Since Cellcom’s launch in 1994, the market has sustained a rapid annual rate of growth from a 2.6% penetration rate at year-end 1994 to an estimated penetration rate in Israel at December 31, 2005 of 113% representing approximately 7.9 million subscribers. This may include dormant subscribers and subscribers to multiple networks as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers.

—	Multiple Different Mobile Telephone Technologies. The four mobile telephone licensees in Israel have systems based on multiple technologies. Pelephone uses the N-AMPS analog, the CDMA and CDMA1x digital systems, and the EVDO system, and Cellcom uses the D-AMPS,GSM/GPRS, EDGE, and UMTS/ High Speed Downlink Pack Technologies (HSDPA) systems. MIRS uses an iDEN system. We are currently one of two network operators using a GSM digital system and a UMTS system. GSM is an advanced, internationally accepted technology, and according to an industry source, was used by approximately 1.8 billion people worldwide as of March 31, 2006.

—	Favorable Geography. Israel covers an area of approximately 8,000 square miles (20,700 square kilometers) and its population tends to be centered in a small number of densely populated areas. In addition, the terrain of Israel is relatively flat. These factors facilitate the roll out of a cellular network in a cost effective manner.

—	Strong Potential For Value-Added Services. Published market data shows that the relatively young Israeli population has a propensity to accept and use high technology products. We believe that this characteristic of the Israeli population will facilitate further growth in the Israeli mobile telecommunications market as well as the acceptance of new value-added services as they become available on our network.

Strategy

        Our aim is to continue to increase profitability and to maintain subscriber growth. To achieve this objective, we are pursuing the following strategies:

—	Achieve Leadership in 3G Services. We believe that demand for 3G services will provide an important source of future mobile subscriber growth and usage in Israel. As a result, we are leveraging our brand and our outstanding reputation for network quality, innovation, and customer service to develop our 3G business in order to benefit from that growth. We aim to offer desirable content and to make our 3G services widely accessible and affordable.

—	Retain the Strength of our Brand. We believe that a focused marketing strategy based upon the strong international Orange brand is critical to our subscriber growth and loyalty. In light of the benefits that our strong brand gives us, we intend to continue to promote our brand, including in connection with our 3G services, in order to maximize these advantages. We also intend to support our brand by continuing to focus on customer service, innovation and the quality of our network.

—	Be First in Technology. We believe that we have benefited historically from being a first-mover in technology, and aim to retain this first-mover advantage in order to drive our future subscriber growth. We believe that we will have an advantage in our ability to gain subscribers by continuing to capitalize on technological innovation in this manner in the future.

Competitive Strengths

        We believe that the following competitive strengths differentiate us from our competitors and will assist us in achieving our mission and implementing our strategies:

—	Strong Brand Identity. Since the launch of full commercial operations, we have made a substantial investment in promoting the Orange brand in Israel to represent quality, innovation and customer service. Our marketing activities have resulted in wide-scale recognition of the Orange brand in Israel.

—	3G Services. As of December 31, 2005, we had an Israeli nationwide UMTS network, which offers high speed data, advanced video content and video telephony. Cellcom does not yet have a nationwide UMTS network, and Pelephone has an EVDO network without the ability to offer video calling. We believe that as of December 31, 2005, we offered the market’s most advanced and comprehensive 3G services.

—	Focus on Customer Service. We believe we provide outstanding customer service through quick, simple and reliable handling of customer needs and interactions, which we have achieved through investments in technology and training of customer service skills. In 2004, we were named by the Israeli Management Institute as the best provider of customer service in Israel for the third year in a row in the telecommunications market. In 2005, we were named by both Globes Israeli business daily newspaper, as well as by the Israeli daily newspaper, Yediot Ahronot, as the number one provider of customer service in Israel in the telecommunications market. We also believe that we have achieved high customer loyalty, as evidenced by our customer churn rate of 13.6%for the year ended December 31, 2005.

—	High Quality Network and Technology Leadership. We believe that we set high standards for network quality and that our use of sophisticated network planning and optimization tools and techniques and our investment in dense base station coverage have produced a high quality network. Additionally, we believe that we are a recognized leader in the development and provision of mobile services in Israel and worldwide

—	Beneficial Relationship with Hutchison Telecom. Our largest shareholder, Hutchison Telecom and its major shareholder, HWL, are global leaders in the 2G and 3G mobile telecommunications market. Hutchison Telecom has a substantial interest in a 3G operating company in Hong Kong, and HWL has a substantial interest in 3G operating companies in Austria, Australia, Denmark, Ireland, Italy, Sweden and the United Kingdom. We derive benefits from the knowledge and experience of Hutchison Telecom and HWL and from a cost sharing agreement with certain members of the HWL group of companies for the joint acquisition and development of information technology platforms and software solutions, hardware, content and other services in connection with our 3G business. In particular, our relationship with Hutchison Telecom and HWL enhances our competitive position in the provision of 3G services by giving us access to supply of 3G handsets on favorable terms.

—	Strong Financial Performance and Financial Position. Our net cash provided by operating activities less net cash used in investing activities has improved significantly and has grown from negative NIS 1,163.0 million in the year ended December 31, 2000 to positive NIS 459.6 million in the year ended December 31, 2005.

—	Strong and Motivated Management Team. Since our inception, we have been able to attract a number of Israeli senior managers from the telecommunications, high-tech and consumer products industries. Our management team has a strong track record of successfully managing our company from our start-up phase in 1998 to our position today as the leading provider of GSM and UMTS services in Israel. We believe that our performance-based incentive package aligns the interests of senior management with those of our investors.

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

        Our marketing strategy is based on the concept of high value for money and introducing advanced services for subscribers. In order to carry out our strategy, we offer our subscribers competitive tariffs, technologies and services that we believe are advanced, including our 3G services as well as our GPRS services. During 2005, the primary objective of our marketing strategy was to increase our 3G subscriber base and 3G usage by our customers.

        We commercially launched our 3G network on December 1, 2004, having implemented our “soft launch” in June 2004, when we distributed 3G handsets to selected customers for the purpose of evaluating the quality of our 3G network and services. As of December 31, 2004, we had approximately 8,000 3G subscribers, and as of December 31, 2005 we had more than 100,000 3G subscribers. As of the end of 2005, our 3G network covered approximately 92% of the population of Israel. During 2006 we plan to further expand our 3G population coverage. Our 3G network offers a wide range of new services, such as video calls, which are currently offered exclusively by us; a new portal of content services including a rich selection of video-based and MP3 based services under the “obox live” bran;, and the transmission of data at speeds of up to 384 Kbps. We have concluded content agreements with a variety of content providers and suppliers in the Israeli television and entertainment industry. As a result of our relationship with Hutchison Telecom and HWL, we have a supply of 3G handsets on favorable pricing terms. As of December 31, 2005, we offered our 3G services with four different handsets and one 3G data card.

        In order to promote our advanced new services and to increase awareness of these services, we are taking many promotional steps, using a broad range of advertising media. We also intend to maintain our advertising presence in the media in order to maintain high exposure for our brand and advanced technologies. During 2005, our main advertising activities focused on promoting the subscribership and usage of the 3G services. Our marketing strategy focuses on promoting our services to various segments of the Israeli population, and we have extended this to our 3G services. We advertise our services in several languages. In addition to traditional media, we promote our brand and services by sponsoring and initiating cultural and community programs, such as a special events program on the Passover holiday, a three-day international music festival held in the Haifa harbor, a lecture by the conductor and author, Benjamin Zander, for our business customers and the International Film Festival, a major cultural event in Israel that takes place every year in Jerusalem and attracts international attention. We usually focus our sponsorship activities on events which are of an international nature to support the international value of the brand. We use the distinctive Orange Brand logo in all our promotional activities and advertising.

        At December 31, 2005, approximately 20% of our subscribers were business subscribers. We are continually developing tailored value-added services to meet the special needs of business subscribers.

        We have a license to use the Orange Brand. Under the brand license agreement, we have the right to use the Orange Brand in connection with promoting our network services in Israel for as long as we hold a license to operate a mobile telephone system in Israel. See “Item 4B. Information on the Company–Business Overview–Intellectual Property.”

Services and Products

        Our principal business is the provision of mobile telephone services in Israel. Our goal is to offer our subscribers a wide range of sophisticated and easy to use services based upon the latest proven technology. Our most basic service is telephony service – provided on both our GSM/GPRS network and our UMTS/HSDPA network. Our basic offer includes international dialing, roaming, voice mail, short message services, intelligent network services, content based on our mobile portal, data and fax transmission and other services. Our use of HSCSD, GPRS, UMTS and HSDPA technologies enables high speed data transmission. All our content services are unified under the obox brand; our 2G and 2.5G content services are all branded as obox; and our 3G services are branded as obox live. Our orange obox services enable the downloading of rich applications and content and WAP browsing, while our obox live services are enhanced by the video and audio capabilities of our UMTS network. Our MMS services enable subscribers to send photos, multimedia and animation from handset to handset and from handset to web. We also offer 24-hour, seven-day a week customer service, as well as handset repair and replacement services, to subscribers who acquire these services.

        We received and maintain the accreditation of the ISO 9002 Standard from the Israeli Institute of Quality and Control. ISO 9002 is a quality management system specification whose requirements are aimed primarily at achieving customer satisfaction by preserving standardization at all stages, and throughout company processes.

Tariff Plans

        Since the beginning of our full commercial operations, we have introduced tariff plans aimed at bringing innovation to the Israeli mobile communications market. Our tariff plans offer features attractive to business users such as: the charging of fees based on airtime usage without adding the interconnect charges imposed by other mobile and land-line providers for calls made by our subscribers that terminate on third party networks, and the provision of discounts for calls to designated numbers within a subscriber’s calling circle. In addition, we usually offer handset subsidies to customers joining these tariff plans.

        Our tariff plans aimed at private customers usually have no contractual obligations for a minimum subscription period. Such plans feature a certain number of free minutes for calls made between family members and offer limited handset subsidies. The elements of our tariff plans for private customers are packaged and marketed in various ways to create tariff packages attractive to target markets, including families, soldiers, Orthodox Jews, Arab and Russian communities, teens and students.

        We offer our 3G customers similar rate plans to those that we offer to our 2G customers, but with an additional fixed monthly fee. In all of our 3G rate plans, video call minutes are charged at the same rate as voice call minutes. We also offer a pre-paid plan. Upon purchase of a phone card or prepayment by credit card, customers can use our network, including some of our value-added services, without the need to register with us or enter into any contract. Our pre-paid plans enable us to compete in the growing pre-paid mobile services market.

International Roaming

        Israelis are frequent travelers. According to the Israel Central Bureau of Statistics, in 2005, more than 3.7 million overseas departures of Israelis were recorded, and almost 1.9 million people visited Israel during 2005. Roaming allows a mobile phone subscriber to place and to receive calls while in the coverage area of a network to which he or she does not subscribe and to be billed for such service by his or her home network. Facilitating international roaming was a primary design goal of the GSM system from its inception. A GSM roamer can therefore expect to enjoy substantially the same services, features and security while traveling as he does at home. We consider international roaming to be a significant source of revenue. The Ministry of Communications may introduce new regulations that would limit our revenues from roaming services. See “Item 4. Information on the Company – 4B. Business Overview – Regulation.”

        At December 31, 2005, we had open commercial roaming relationships with 347 operators in 162 countries or jurisdictions. We also have agreements with satellite operators, providing global coverage, requiring the use of unique handsets, some of which can be used with the standard customer SIM card. Creating roaming relationships with multiple operators in each country increases potential incoming roaming revenue for us and gives our subscribers more choice in coverage, services and prices in that country.

        On December 31, 2005, we had 3G roaming agreements with operators in 22 countries, enabling our 3G roamers to experience video calls, high speed data and video and audio content while abroad. Since we operate our GSM services on the 900 MHz band, which is the most widely-used among GSM operators worldwide in terms of handsets, and also on the 1800 MHz band, all of our roaming enabled subscribers may roam to most countries where we have roaming capability using their own handsets without modification. In some countries cellular networks use either the 1900 MHz band of GSM or other technologies (GSM 850, CDMA or UMTS) with which we have established international roaming. Our subscribers who own dual or tri-band handsets that work on GSM 1900 as well as GSM 900 may also use their own handsets in countries that deploy GSM 1900 frequency with networks using GSM 1900. Other subscribers who advise us of their intention to visit those countries are either loaned free of charge a compatible handset into which they insert their SIM, thus retaining their own phone number, phone book and all other regular features, or are given the option to rent such handsets at their destination upon their arrival. Since the launch of our 3G network, UMTS networks around the world are becoming gradually available to our 3G subscribers.

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

        Our main focus throughout 2005 was to market and develop our 3G services. During the year we launched our 3G content portal, which we branded as “obox live” and consists of advanced video and audio streaming and downloads. The main value-added services we currently offer include the following:

—	Blackberry. This service offers customers one of the most advanced mail solutions. We offer the Blackberry handset along with the Blackberry service, with Hebrew support for emails and SMS messages.

—	Call back. While roaming, this service allows subscribers to return calls to Israel at discounted rates.

—	Content Download. This service enables the downloading of rich applications and content, including games, interactive screensavers and polyphonic ringtones. Our 3G users can also download specially edited video clips, MP3 songs, MP3 ringtones and other content items. A small portion of our 2.5G customers can also download several video and MP3 items over our GPRS network. In order to use these download services, the users have to own specific handsets.

—	Fun Tone. Personal ring back tone which is subject to the customer preference, from a wide international library of music tracks or other types of audio elements (e.g. sound effects) which is heard when dialing to this customer.

—	High Speed Data. We offer high speed data transfer through circuit switched technology (via an infrastructure development that enables the transmission of data at a speed of up to 43.2 Kbps, which is higher than the 14.4 Kbps speed previously available on GSM networks), through GPRS (a technology that enables the packet transfer of data in an “always on” mode, at speeds of up to 20-30 Kbps) and through UMTS (a technology that enables the packet transfer of data in an “always on” mode, at speeds of up to 384 Kbps).

—	Information and Content Services. We provide voice, text-based, MMS-based and video-based information and content services. The voice-based information services are provided through IVR platforms, which include interactive information services and radio programs. Text based information services are provided through our current SMS and WAP technologies. Interactive information services include services such as: news headlines, sport news and results, weather reports in Israel and abroad, daily horoscopes and more. Some of these services are provided through our MMS or video-based technologies as well, and are offered to subscribers who own certain types of handsets. For purposes of these services we have relationships with content providers.

—	MMS Services. These services enable subscribers to send photos, multimedia and animation from handset to handset and from handset to e-mail, from handset to web album and from a web album to handsets, based on Multimedia Message Services (MMS) platform and on a web MMS storage album.

—	Orange Hotspots. A service that allows access from laptops to wireless networks, using WIFI technologies, from thousands of locations in Israel, overseas, and from airplanes.

—	Orange mail. Mobile e-mail services that enable access to e-mail accounts (private or business accounts) Through our WAP portal.

—	Organizational Voice Recognition. A service that allows for voice recognition of the names listed in a customer’s global contact list. The customer is able to dial a number and ask for the contact person and the system connects the customer to that person.

—	PC to Mobile Video Calling. This service allows 3G subscribers to speak with any other party using an internet camera. This service expands the video telephony available to customers who do not have a 3G handset or are not within the 3G coverage area.

—	SIM Backup. This service allows customers to backup their phonebook entries on the SIM card on a network server. If the SIM card or phone is lost, the subscriber does not lose his contact list.

—	Speed Detectors. This service allows subscribers to receive a notice about speed detectors in their vicinity.

—	Vehicle Fleet Management. This service provides a comprehensive system for businesses to manage their vehicle fleet. It allows tracking the position, speed and direction of vehicles, which helps speed up delivery times, cut running costs and improve customer service. It provides the ability to assess at a glance which driver is best placed to respond to the next call, optimizing driver time, cutting fuel costs and improving efficiency. In addition, it provides the option to communicate with drivers via text messages.

—	Video and Audio Streaming. We provide our 3G customers (and a small portion of our 2.5G customers) the ability to watch video clips and to listen to full music tracks without downloading them to their handset. These services offer a wide range of information and entertainment clips to view and listen to, and enable the customer to watch live television broadcasts.

—	Video Calls. This service enables our 3G users (while in our 3G coverage area and with a 3G handset) to speak with each other through video conferences – to hear and to see the other party simultaneously.

—	Video Mail. This service enables our 3G subscribers to send and receive video messages if the receiver is not available.

—	Virtual Private Network. User groups can be formed in multiple layers, and the members can then reach each other through short dialing codes, like extension numbers. This service is mostly used among business customers.

—	WAP Services. We have WAP technology that enables WAP-related services. WAP services create a significant incremental demand for content services and increase usage of our network.

Handsets

        We provide handsets to our subscribers at discounts of up to 100% when they first become subscribers. The price at which the handset is provided depends upon the tariff package and special promotions.

        We currently offer a range of different handset models supplied by a number of manufacturers. We offer handsets to satisfy our subscribers’ roaming needs in the 900 MHz, 1800 MHz and 1900 MHz bands and recently in 2100 MHz (UMTS) as well. Not all handsets support all band ranges. We evaluate the technical features of every new mobile handset and, if we decide to make it available to subscribers, we obtain a type approval from the Ministry of Communications for such handset. We advise our sales representatives and dealers on compatibility and technical issues. All our handsets are EFR compatible to provide high voice quality. Most of our handset models have Hebrew language displays. Because of the wide international acceptance of GSM technology, handset manufacturers generally make their latest model handsets available for use on GSM networks before networks based on other technology. We have begun selling some innovative handsets with enhanced applications, including multicolor, large screens with high resolution displays, high quality music performance and MMS capabilities. Pursuant to the launch of our 3G network, we sell 3G handsets that enable customers to make video calls, consume video and MP3 audio-based content services and use laptops with high-speed rates of data transmission.

Customer Division

        Our Customer Division incorporates all service, sales and distribution channels, and on December 31, 2005, had approximately 2,400 full-time employees, including managers, sales representatives and service representatives.

Customer Service

        Our customer support and service provides several channels for our customers: call centers, walk-in centers and self-services, such as IVR, web-based services and via SMS.

        Call Centers. Guided by our aim to provide high quality service, our call-center services are divided into several sub-centers as follows: customer segment (business, private and pre-paid) and specialized support and services (finance, network, international roaming and data transfer related issues). The call center services are provided in four languages: Hebrew, Arabic, English and Russian.

        Walk-in Centers. We currently operate 36 Partner owned service and sales centers covering almost all areas of Israel. These centers provide a face-to-face, uniformly designed, contact channel and offer all services that we provide to customers: sales, handset upgrade, handset maintenance and other services (finance, rate-plan changes, subscription to new services etc.). Several of these centers are focused on sales to both private and small business customers. These stores are located in central locations, such as shopping malls in Tel Aviv and its periphery, Jerusalem, Haifa and Be’er-Sheba. Lease agreements for our retail stores and service centers are for periods of two to five years. We have the option to extend the lease agreements for different periods of up to twenty years including the initial lease period . The average size of our retail stores and service centers is approximately 230 square meters. See also Note 8a(3)(b) to our consolidated financial statements.

        Self-Service. We provide our customers with various self-service channels, such as IVR, web-based services and service via SMS. These channels provide general and specific information, including tariff plans, account balance, billing related information and roaming tariffs. They also provide customers information regarding trouble shooting and handset-operation, and enable customers to activate and de-activate services and to download content.

        All of our service channels are monitored and analyzed regularly in order to assure the quality of our services and to detect areas of which require improvement.

Sales and Distribution

        We apply a multi-channel approach to target various market segments and to coordinate our sales strategy.

        We distribute our services and products primarily through:

—	Direct sales channels, which consist of Partner-owned sales centers and business sales representatives; and

—	Indirect sales channels, which consist of traditional networks of specialized dealers and non-traditional networks of retail chains and stores that account for the majority of our sales.

Direct Sales Channels

        Orange Sales and Service Centers – All of our walk-in centers serve as sales centers. The face-to-face contact enables customers to get “a feel and a touch” of new handsets and services demonstrated by our representatives. The “feel and touch” approach enables us also to promote in particular our 3G products and services.

        Direct Sales Force: Our sales force is comprised of sales representatives, account managers and area managers, targeting business customers.

—	A team of regional representatives and customer account managers, located in five regional offices, supports small to medium-sized businesses. This team primarily focuses on small- and medium-sized enterprises, which tend to use more airtime and yield higher margins.

—	A team of corporate representatives and customer account managers services large corporate customers.

—	Specialized VIP representatives provide service to opinion leaders and prominent individuals.

—	A “door to door”sales-force focuses on small business customers.

—	A telemarketing department conducts direct sales by phone (to private and business customers), initiates contacts to prospective customers and coordinates appointments for the sales representatives.

        Our sales force undergoes regular training to improve their skills of selling advanced solutions such as mobile data, intranet extension and connectivity, virtual private networks and other value-added services that appeal to corporate customers.

Indirect Sales Channels

        Traditional Dealer Networks. On December 31, 2005, we had agreements with 35 traditional dealers providing 44 points of sale, selling a range of our products. The private dealer network is an important distribution channel because of its ability to attract existing cellular users to our network. Our dealer network focuses primarily on sales to individual customers and, to a lesser extent, small business customers. Most of our dealers specialize in sales for post-paid customers, and others specialize on sales for pre-paid customers and distribution of pre-paid handsets to sub-dealers. Our dealers are highly professional and some of them have previous experience selling cellular services in Israel. In addition, we have specific dealers that target different segments of the Israeli population with the appropriate style, language and locations. We provide regular training to employees of our dealers to update them on our products and services. Our dealer managers visit dealers on a regular basis to provide information and training, answer questions and solve any problems that may arise. We pay our dealers competitive commissions and provide handset subsidies. However, dealers are not entitled to commissions for any customers that terminate their service within 60 days of activation.

        Non-Traditional Dealer Networks. Non-traditional dealers consist of generalist retailers or specialized stores that sell related products. This distribution channel is not common in the Israeli cellular market today, and we believe that it provides us with a competitive advantage over and differentiates us from our competitors.

        We have a contract with “Super-Pharm”, the largest drug-store chain in Israel, to sell our network services. At December 31, 2005, our services were sold in 96 “Super-Pharm” stores nationwide in a variety of formats, including Partner shop-in-shops, kiosks, wall-unit displays and at front counters. In 2005, approximately 13% of our new subscribers were recruited through sales by “Super-Pharm”. Under our agreement with “Super-Pharm”, Super-Pharm sells our network services in their stores, and we cooperate with them in establishing a chain of stores called “Super-Link” that is dedicated to selling communications services and equipment. The agreement between the parties, which has received the approval of the Israeli Commissioner for Restrictive Trade Practices, is in effect until May 31, 2006.

        In addition, we continue to develop our distribution network with other non-traditional dealers, such as the “Cellular Center for Vehicles”, which has approximately 34 locations for the sale, installation and maintenance of car kits, and “Auto Depot”, which has nine such locations. Another non-traditional dealer is “Eurocom Communications Ltd.” See “Item 7. Major Shareholders and Related Party Transactions.” We provide regular training to the employees of our non-traditional dealers to update them on our products and services.

        All indirect sales channels are supported by a specialized “dealer support” call center providing information, support and coordination of appointments of car-set installations.

Customer Contracts, Credit Policy, Billing Bad Debt and Disconnection

        Part of our subscriber contracts for customers on our original tariff plans provide for a 36-month term. Under the terms of these contracts, customers who terminate their contracts prior to the expiration of the 36-month term and have purchased their handset from our dealers or from us can be charged for payment of the residual price of their handset. This charge reflects the difference between the price they paid for the handset, if any, and the list price, adjusted for the number of months that the customer has been a subscriber.

        Most of our subscribers pay for the handsets in 36 installments, which is charged directly to their credit card or to their monthly bill. If the customer opts to pay for the installment via his monthly bill, the outstanding installment payments are not secured.

        Subscribers are billed monthly for airtime charges and charges per services. Most of our business customers have signed 36-month contracts.

        Most of our individual subscribers subscribe and pay for their services by credit card. All credit card accounts are subject to an initial maximum credit limit each month, which varies depending upon the type of credit card and for which we obtain prior approval from the card issuer. When a subscriber account reaches this limit, we may seek approval from the card issuer. If the card issuer does not grant the approval, we may require the customer to provide other means of payment or arrange an increase in the approved limit from his credit card issuer. If this does not occur, the customer’s usage may be limited or suspended until we receive a cash deposit or guarantee from the customer.

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

Our Network

        We have built an extensive, resilient and advanced mobile network system in Israel, allowing us to offer our services with extensive coverage and consistent high quality. Through December 31, 2005, we have made net capital expenditures of NIS 3,429 million ($745 million) in our network infrastructure and other related fixed assets.

Overview

        The “first generation” of wireless communication, based on analog technology, provides simple voice telephony. The “second generation” of wireless communication, such as the digital GSM standard, provides additional data facilities ranging from short messaging services to narrow band data, which is sufficient for the basic data services offered by network operators, but cannot support high resolution video or multimedia applications.

        New types of services are made possible by the roll out of technological developments that increase the speed and efficiency of existing GSM networks such as GPRS, which is a 2.5G technology. 2.5G technology network operators are able to deliver multimedia and services at speed rates that are higher than the rates offered through “second generation” technology. Packet data rates vary from 20 Kbps-44 Kbps, depending mainly on handset capabilities. Approximately 55% of our customers who have GPRS enabled handsets use and pay for GPRS services.

        Third generation wireless communication, which offers full interactive multimedia capabilities at data rates of up to 384 Kbps, are bringing wire-free networks significantly closer to the capabilities of land-line networks. Improvements in coding and data compression technology will provide better voice quality and more reliable data transmission. UMTS is the global standard adopted for the implementation of third generation wire-free telecommunications. HSDPA is also part of 3G technology and enhances network output and performance. In March 2006, we soft launched HSDPA to the business sector, which offers subscribers the ability to access our 3G services at higher speeds. We offer an HSDPA data card modem which enables our subscribers to access our network at higher speeds. We soft launched the HSDPA with limited coverage in the center of Israel and plan to expand the coverage area gradually. HSDPA standards provide for download rates ranging from 1.8 Mbps, which is the current standard for roll-out, to up to 14.4 Mbps, which is envisaged for 2007.

Infrastructure

        On December 31, 2005, our GSM network consisted of 1,549 macrobase transceiver stations and 714 microbase transceiver stations, all linked to 30 base station controllers. The base station subsystem is controlled by 11 mobile switching centers. Base transceiver stations, mobile switching centers and base station controllers are interconnected by approximately 4,190 transmission links. Ericsson and Nokia supply our base station controller and base transceiver station sites for our GSM and GPRS network.

        On December 31, 2005, our UMTS network consisted of 1,280 macrobase transceiver base stations and 110 microbase and indoor transceiver stations, all linked to eight radio network controllers. The base station subsystem is controlled by one mobile switching center and one media gateway. The base transceiver stations, the mobile switching center and the radio network controllers are interconnected by approximately 1,400 transmission links. Nortel Networks and Ericsson supply our 3G UTRAN and core network equipment.

        In addition, our network is interconnected with two public switched telephone companies: Bezeq and HOT, in several locations across Israel. Our network is also directly connected to the mobile networks of Pelephone, Cellcom, Mirs and the six Israeli international operators, Bezeq International, Barak, Golden Lines, Internet Gold, Netvision and Exfone, and indirectly to the land-line and mobile telephone networks of Paltel.

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

        On January 22, 2006, we signed an agreement with MED I.C. – 1 (1999) Ltd., a transmission and hosting company, to purchase its fiber-optic transmission business for approximately $14.8 million, subject to certain adjustments, in order to enable us to reduce our transmission costs as well as to provide our business customers with bundled services of transmission of data and voice. Completion of the transaction is subject to the satisfaction of various closing conditions, including approval by the Ministry of Communications.

        Our UMTS network covers the highly populated areas of Israel, including Tel Aviv and the Dan metropolitan area, Jerusalem, Haifa, Beer Sheba as well as smaller cities and major highways. We are continuing to expand and improve the coverage, capacity and quality of our UMTS network to additional areas. Current UMTS population coverage exceeds 92%.

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

        With these quality parameters in mind, we have rolled out our UMTS network, which shares locations with the GSM sites. We use monitoring probes and counters to ensure network quality.

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

Other Systems

        On December 1, 2004 we commercially launched our UMTS network with advanced applications and services including, among others, a 3G content portal offering a variety of services such as live TV broadcasts, JAVA games, maps and directions application, wide range of music (MP3) services and an e-commerce movie ticketing application.

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

Suppliers

        Our network utilizes standard equipment, which is available from a limited number of suppliers. In November 2003, we entered into a framework agreement with Nortel Networks to supply us with our UMTS wireless network. Under the agreement, Nortel supplies us with mobile switching centers, radio network controllers, Node B’s and other UMTS equipment In September 2005, we entered into a framework agreement with Ericsson as a second vendor for 3G UMTS/HSDPA infrastructure equipment. One of our major GSM equipment suppliers is Ericsson and its affiliates, which supply us with mobile switching centers, base station controllers, base transceiver stations, transit transmission centers, operation support systems and transmission systems equipment. Ericsson is also our major supplier of GPRS network equipment, including GPRS support nodes and gateway GPRS support nodes. Nokia also supplies us base station controllers, base transceiver stations and network management system equipment. We have agreements with Baran Raviv, Bintech and H. Mer, all Israeli engineering companies, for the construction of our sites. We continue to purchase certain network components from various other key suppliers. We believe that our network suppliers’ price structure is competitive with industry standards. See “Item 3D. Key Information–Risk Factors–We depend on a limited number of suppliers for our network equipment. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of network equipment or maintenance support on a timely basis.”

Interconnection

        All telecommunications providers with general licenses in Israel have provisions in their licenses requiring them to allow interconnection of their networks with all other telecommunications networks in Israel. Currently, our network is connected to all other telecommunications networks operating with general licenses in Israel. Our network is directly interconnected to the networks of the Israeli telecommunications operators – Bezeq, Cellcom, Pelephone, MIRS, Bezeq International, Barak Golden Lines, Golden Lines and HOT. Our network is indirectly interconnected to the network of Netvision, Exfone, Internet Gold and Paltel through the Bezeq network for the purpose of bilateral transfer of calls. We are in the process of interconnecting our network to that of Golden Lines and GlobeCall which have recently been granted special licenses for the provision of land-line telephony.

        We are currently operating without any formal interconnect agreements with Bezeq. We are not aware of any interconnect agreement that Cellcom, Pelephone or MIRS has signed with Bezeq. Our day-to-day arrangements with Bezeq substantially conform to a draft interconnect agreement negotiated with Bezeq. The interconnect rates charged by Bezeq are set by Israeli legislation and Bezeq is required by law not to discriminate against any licensed telecommunications operator in Israel with respect to the provision of interconnect services.

        We currently pay Bezeq an interconnection fee based on a tariff structure set forth in the Interconnection Regulations (Telecommunications and Broadcasts) (Fees for Interconnection) (2000).

        We have formal interconnect agreements with Cellcom, Pelephone and MIRS. The agreements have one-year terms and are renewable for an unlimited number of additional one-year terms. The agreements can be terminated on 90 days’ written notice by either party. The interconnect agreements with Cellcom, Pelephone and MIRS do not contain any pricing terms. The interconnection tariffs charged by Cellcom, Pelephone and MIRS are set forth in the Interconnection Regulations (Telecommunications and Broadcasts) (Fees for Interconnections) 2000 that, coupled with a change to the mobile telephone operators’ licenses, imposes a uniform call termination tariff for all mobile telephone operators. In addition we have a formal interconnect agreement with HOT, which came into effect in May 2005 and will remain in effect for five years. The interconnect agreement with HOT renews automatically for additional five-year terms. The agreement can be terminated on 90 days’ written notice by either party. The interconnection fees under our agreement with HOT are set by the Interconnection Regulations (Bezeq and Broadcasts) (Fees for Interconnection) (2000). Because we transfer and receive all traffic to and from Paltel’s network through the Bezeq network, we pay Bezeq a transit fee for each call. In the beginning of 2004, the Ministry of Communications amended our license and the relevant regulations, reducing SMS termination tariffs from NIS 0.38 to NIS 0.285 effective May 1, 2004. In November 2004, the Ministry of Communications issued regulatory changes significantly reducing call termination tariffs, effective March 1, 2005, from NIS 0.45 to NIS 0.32, with additional reductions mandated as follows: effective March 1, 2006, to NIS 0.29 per minute; effective March 1, 2007, to NIS 0.26 per minute; and effective March 1, 2008, to NIS 0.22 per minute. At the same time, the Ministry of Communications reduced SMS termination tariffs, effective March 1, 2005, from NIS 0.285 to NIS 0.05, with an additional reduction mandated effective March 1, 2006 to NIS 0.025. A recent regulatory change linked call termination tariffs and SMS termination tariffs to the CPI, such that the call termination tariffs were adjusted to NIS 0.2969 per minute and the SMS termination tariffs were adjusted to NIS 0.0256. The tariffs described above will be adjusted each March to conform to changes in the CPI. In response to the tariff reductions described above, we implemented cost-cutting measures as well as price increases and repackaging of our tariff plans. Depending on the effectiveness of such steps, and other factors such as general market conditions, these regulatory changes may negatively impact our revenues and profits. See ” – Regulation – Telecommunications Law” below.

        We have written interconnect agreements with Bezeq International, Barak, Netvision, Internet Gold and Exfone. We currently have an operating arrangement with Golden Lines. The Ministry of Communications regulation and the change to the mobile telephone operators’ licenses also impose a uniform call termination tariff for incoming international calls of NIS 0.25 per minute. This rate will be reduced to NIS 0.22 per minute, in line with the reduction in termination tariffs for incoming domestic calls, effective March 1, 2008 (adjusted to conform to changes in the CPI).

Competition

        There are currently four mobile telephone network operators in Israel: Partner, Cellcom, Pelephone and MIRS. The major beneficial shareholder of Cellcom is IDB . Cellcom operates nationwide mobile telephone networks based on GSM 1800 MHz, EDGE and D-AMPS, technologies. Cellcom is expected to launch is UMTS service in 2006. For more information, see “Item 3D. Risk Factors–Competition from existing competitors may require us to increase our subscriber acquisition costs and customer retention costs and increase our churn rate”. Our second competitor is Pelephone. During 2004, Bezeq, the land-line operator in Israel, completed its acquisition of 100% of the shares of Pelephone. The major beneficial owner of Bezeq, following Bezeq’s privatization during 2005, is an entity comprised of the S.C.G. Group (Haim Saban), the Apax Fund, and Arkin Communications (Mori Arkin). Pelephone currently operates nationwide mobile telephone networks in Israel using both the N-AMPS analog and the CDMA and CDMA1 xRTT, as well as the EV-DO technology. Our third competitor is MIRS, an Enhanced Specialized Mobile Radio, or “trunking,” network, which was granted a general license to operate as a mobile telephone operator on February 5, 2001. MIRS’s major shareholder is Motorola Communications (Israel) Ltd.

        According to our estimations, at December 31, 2005, Cellcom had approximately 2,603,000 customers, representing approximately 33% of the Israeli mobile telecommunications market; Pelephone had approximately 2,345,000 paying customers, representing approximately 30% of the Israeli mobile telecommunications market and MIRS had over 375,000 users, representing approximately 5%of the Israeli mobile telecommunications market. We compete with Cellcom, Pelephone and MIRS principally on the basis of telecommunications service quality, brand identity, variety of handsets, tariffs, value-added services and the quality of customer services.

        In the sense that land-line telephony may, in some instances, be an alternative to cellular telephony, we also compete with Bezeq, which has been the only incumbent land-line operator in Israel until recently, when HOT launched a land-line telephone service on a very limited basis. In 2006, GlobeCall, Golden Lines and Cellcom were also granted special licenses for the provision of land-line telephony. Other telecommunications companies, including Barak and Netvision, have been reported to have applied for similar licenses. We requested such a license in early May 2006 as well.

        The Palestine Telecommunication Co. Ltd., or Paltel, operates a GSM mobile telephone network under the name “Jawwal” in the Palestinian Authority administered areas of the West Bank and Gaza Strip, as well as a land-line network. Paltel’s GSM network competes with our network in some border coverage overlap areas.

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

        While many of our systems have been developed by third-party vendors, all of them have been modified and refined to suit our particular needs. In certain instances, we have developed critical information technology systems internally to meet our specific requirements. For example, significant segments of our CRM and business information infrastructure were developed internally and were designed to integrate our customer service outreach with our overall sales and marketing effort. In other cases, conversely, we have outsourced responsibility for certain systems to third parties. We have completed upgrading our systems to support data packet switching services for 2.5 and third generation. Our “Vantive” CRM system is becoming obsolete and we contracted with IBM to implement a new CRM system based upon “Seibel” software.

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

Regulation

Overview

        We operate within Israel primarily under the Communications Law (Telecommunications and Broadcasting), 1982 (the “Telecommunications Law”), the Wireless Telegraphy Ordinance (New Version), 1972 (the “Wireless Telegraphy Ordinance”), the regulations promulgated by the Ministry of Communications and our license. The Ministry of Communications issues the licenses which grant the right to establish and operate mobile telephone service in Israel, and sets the terms by which such mobile telephone service is provided. The regulatory framework under which we operate consists also of the Planning and Building Law, 1965, the Consumer Protection Law, 1981, and the Non-Ionizing Radiation Law, 2006. Additional areas of Israeli law may be relevant to our operations, including antitrust law, specifically the Restrictive Trade Practices Law, 1988, the Class Actions Law, 2006, and administrative law. The Israeli telecommunications market is in a state of transition, moving to a more liberalized environment in which various markets, such as the mobile, international services, and domestic markets and infrastructure, are gradually being opened to competition and in which government-owned monopolies are being privatized, such as was the case with Bezeq, whose privatization was completed this past year. As a result, there is a possibility that changes may take place in the regulatory framework described below.

Telecommunications Law

        The principal law governing telecommunications in Israel is the Telecommunications Law and related regulations. The Telecommunications Law prohibits any person, other than the State of Israel, from providing public telecommunications services without a license issued by the Ministry of Communications.

        General licenses, which relate to telecommunications activities over a public network or for the granting of nationwide services or international telecommunications services, have been awarded to Bezeq, and to HOT, to the four mobile telephone operators, Pelephone, Cellcom, Partner and MIRS, and to the six international operators, Barak, Bezeq International, Golden Lines, Netvision, Internet Gold and Exfone. In addition, the Ministry of Communications may issue additional mobile telephone operator and other licenses in the future.

        In 2003, the Ministry of Communications decided to open the international call market to new competitors. However, the Ministry notified that it will not allow mobile operators to enter the international call market, at this stage.

        On November 30, 2004, following a hearing process, the Ministry of Communications published a preliminary policy on Voice over Broadband, or VoB, services. The policy, among other things, allows licensed third parties (“VoB operators”) to use the access infrastructure of Bezeq and of HOT, to provide VoB services to customers, charging customers directly, with no need to pay to the access owner any usage fees. The policy indicates that usage of cellular operators’ infrastructure will be discussed and decided at a later date. Due to strong reactions from Bezeq and from HOT, the Ministry of Communications re-opened the hearing process on December 29, 2004, and responses were required to be submitted by January 30, 2005. However, due to the resignation of the Minister of Communications, the hearings have not yet proceeded.

        On June 21, 2004, the Ministry of Communications published a draft license form, for potential providers willing to commit to license terms and be awarded a license to provide domestic land-line (wireline and wireless) services to customers, competing with Bezeq and HOT, on a non-universal service basis. Services provided under such license must be precisely defined by the provider, must be provided to customers in a region, or regions, defined by the provider and must be provided to a defined type of customer. Under the terms of such license, the provider must demonstrate aggregate revenues of no less than NIS 50 million within 3 years from the launching of the services. The license term is 20 years. We and various companies, including Golden Lines, Cellcom and Globecall, have requested this license. Golden Lines and Cellcom have already been granted this license.

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

        The Ministry of Communications has promulgated regulations that, coupled with a change effected in the mobile telephone operators’ licenses, impose a uniform call and SMS termination tariff. In November 2004, the Ministry of Communications announced regulatory changes significantly reducing call termination tariffs and SMS termination tariffs, effective March 1, 2005, with additional reductions mandated for the coming years. In addition, the Ministry of Communications further announced that billing units will be reduced from the present intervals of up to 12 seconds to 1 second, effective December 31, 2008. Furthermore, the Ministry of Communications also indicated that it intends to start implementing a process to bring about unification of rates for calls terminating both on and off an operator’s network, and disallow charging the customer with a separate interconnect tariffs. Preliminary hearings with the cellular operators in Israel on this matter commenced in August 2005, and the Ministry of Communications has yet to publish a decision. The Telecommunications Law also includes certain provisions which may be applied by the Ministry of Communications to general licensees, including rights of way which may be accorded to general licensees to facilitate the building of telecommunications networks or systems and a partial immunity against civil liability which may be granted to a general licensee, exempting the licensee, inter alia, from tort liability with the exception of direct damage caused by the suspension of a telecommunications service and damage stemming from intentional or grossly negligent acts or omissions of the licensee. The Ministry of Communications has applied the partial immunity provisions to us, including immunity in the event that we cause a mistake or change in a telecommunication message, unless resulting from our intentional act or gross negligence.

        The Ministry of Communications is evaluating the cost of roaming and may introduce new regulations that would limit fees charged by Israeli cellular companies for calls made by foreign network operators’ customers while in Israel using our network as well for calls made by our own customers using their handsets abroad. Because we consider roaming charges to be a significant source of revenue, such regulatory limits could adversely affect our revenues.

        Royalties. Pursuant to the Telecommunication (Royalties) Regulations, 2001, we must pay royalties to the State of Israel every quarter based on our chargeable revenues, as defined in the regulation, from mobile telephone services (including, among other, airtime, monthly subscription fees, roaming services and non-recurring), on a cumulative basis, excluding value-added tax. Revenues for purposes of royalty calculation also exclude revenues transferred to other telecommunications license holders, bad debts, payments for roaming services to foreign mobile telephone operators and certain other revenues. The regulation provided a rate of 4% in 2003 and a rate of 3.5% in 2004 and 2005. In November 2004, the Ministry of Communications announced that from January 2006 the rate of royalties payments will be reduced annually by 0.5% to a level of 1%.

        New Numbering Plan. The Ministry of Communications instructed all mobile network operators to implement as of April 20, 2004, a new national numbering plan, which gives each mobile operator a single prefix and adds a new digit to the beginning of each subscriber’s current number. We have implemented the plan successfully, providing us with a range of eight million numbers for our customers.

        Number Portability. On March 29, 2005, amendment to the Telecommunications Law requires the Minister of Communications to put into place a mobile number portability plan and, separately, a fixed number portability plan by September 1, 2006 (a three-month extension may be granted under certain circumstances), with the technological capacity to effect such implementation to be established by the companies by April 30, 2006, and coordination efforts with the other mobile telephone operators to be put in place by July 31, 2006. The number portability plan would permit mobile network subscribers in Israel to change operators without having to change their telephone numbers. Because this will eliminate one of the major barriers that we believe currently prevents subscribers from changing network operators, we expect that this will increase competition in our industry and churn rates and may increase subscriber acquisition and retention costs. Partner is a member of a 12-operator forum (including land-line, cellular, and international call operators) involved in a program plan to implement number portability. As of December 31, 2005, the head of the forum had notified the General Manager of the Ministry of Communications as well as the Minister of Finance that the operators will not be able to implement the plan by September 1, 2006, as scheduled, and that a program delay is requested. If we do not receive such an extension, we will not meet the statutory deadline, and we may be exposed to legal claims and financial sanctions that may have an adverse financial impact on us. The forum has submitted to the Antitrust Commissioner a formal request to allow the forum members to establish a central clearinghouse, owned by the operators, for administrative purposes related to number portability.

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

        Furthermore, in recent statements, the Israeli Commissioner of Restrictive Trade Practices has expressed his view that the mobile telephone industry in Israel operates as an oligopoly and that the Israeli government should intervene to regulate prices In part, the Commissioner based his statements on the increase in prices by the mobile telephone operators as a result of the Ministry of Communications’ decision to lower call termination tariffs. The chairman of the Knesset’s Economic Committee announced that the committee would act to declare the mobile telephone operators as an oligopoly. Such a finding could result in increased regulatory intervention (including with regard to tariffs and tariffing practices), the application of certain limitations on our conduct and increased litigation.

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

        The cost of the license fees is NIS 180 million for the GSM 1800 spectrum, payable in two installments and NIS 220 million for the UMTS third generation spectrum, payable in six installments. We have one installment left on the UMTS third generation spectrum in the amount of NIS 22 million plus interest.

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

        In March, 2004 and December, 2004, our license was amended to allow for adult voice services through all cellular media including voice, picture, chat and dating services. The access to adult voice services is through a domestic dialing code by a plan set by the Ministry of Communications and a service number that we allocate to the provider of the adult voice services. Access to the adult voice services is automatically barred as a default for all our subscribers unless they specifically request the service and verify that they are over 18 years of age. This amendment has been applied to all cellular operators, to Bezeq and recently to the international operators. The Ministry of Communications will hold the operators and not the content providers liable and accountable for any infractions of this amendment. An additional amendment in March 2006 extended the restricted access for adult voice services described above to 3G technologies as well, including non-voice and internet services. This additional amendment, which came into effect March 29, 2006, imposes, inter alia, restrictions not only on access to adult-content internet sites using our cellular technologies, but also access via our internet portal to internet search engines, such as “Google”, that could potentially facilitate a search for such adult-content internet sites. We have filed a petition with the Israeli Supreme Court of Israel challenging the legality of the restrictions on access to internet search engines on the grounds that such restrictions infringe on basic freedoms of speech and our freedom to conduct our business, and that such restrictions unfairly discriminate against our provision of internet services as compared to non-cellular internet service providers who do not face similar restrictions. The petition is currently pending in the Israel Supreme Court.

        On March 9, 2005, our general license was further amended. The principal elements of this amendment are as follows:

—	Our founding shareholders and their approved substitutes must hold, in the aggregate, at least 26% of each of our means of control. Furthermore, the maintenance of at least 26% of our means of control by our founding shareholders and their approved substitutes allows Partner to be protected from a license breach that results from a transfer of shares for which the authorization of the Ministry of Communications was required, but not obtained.

—	Israeli entities from among our founding shareholders and their approved substitutes must hold at least 5% of our issued share capital and of each of our means of control. “Israeli entities” are defined as individuals who are citizens and residents of Israel and entities formed in Israel and controlled, directly or indirectly, by citizens and residents of Israel, provided that indirect control is only through entities formed in Israel, unless otherwise approved by the Israeli Prime Minister or Minister of Communications.

—	At least 10% of our board of directors must be appointed by Israeli entities, as defined above, among our founding shareholders or their approved substitutes, provided that if the board is comprised of up to 14 members, only one such director must be so appointed, and if the board of directors is comprised of between 15 and 24 members, only two such directors must be so appointed.

—	A new board committee shall be formed to deal with security matters. Only directors with the required clearance and those deemed appropriate by Israel’s General Security Service may be members of this committee.

—	The Minister of Communications shall be entitled to appoint an observer to the board of directors and its committees, subject to certain qualifications and confidentiality undertakings.

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

        The license may be extended for an additional six-year period upon our request to the Ministry of Communications, and a confirmation from the Ministry of Communications that we have met the following performance requirements:

—	observing the provisions of the Telecommunications Law, the Wireless Telegraphy Ordinance, the regulations and the provisions of our license;

—	acting to continuously improve our mobile telephone services, their scope, availability, quality and technology, and that there has been no act or omission by us harming or limiting competition in the mobile telephone sector;

—	having the ability to continue to provide mobile telephone services of a high standard and to implement the required investments in the technological updating of our system in order to improve the scope of such services, as well as their availability and quality; and

—	using the spectrum allocated to us efficiently, compared to alternative applications.

        At the end of this additional six-year period, we may request renewal of our license for successive six-year periods thereafter, subject to regulatory approval.

        Contracting with Customers. Pursuant to our license, our standard agreement with customers must receive the Ministry of Communications’ approval. We have submitted our standard agreement to the Ministry of Communications for approval pursuant to our license. To date, we have not received any comments from the Ministry of Communications regarding this agreement.

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

        In October 2005, the Ministry of Communications announced its plans to investigate the possibility of requiring cellular operators to permit customers to terminate a call without charge if the call went directly to voicemail rather than reach the intended party, or to limit charges for the initial seconds of such calls. On May 2007, the Ministry of Communications proposed an amendment to our general license under which calls that are to go directly to voicemail would first trigger a message that would notify the caller that his call is about to go directly to voicemail and allow the caller to opt out to going to voicemail and avoid being charged for such call. The mobile telephone operators, including Partner, have been requested by the Ministry of Communications to submit their respective positions on such proposal. Such regulation may adversely affect our financial results.

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

        Our license provides that no direct or indirect control of Partner may be acquired, at one time or through a series of transactions, and no means of control may be transferred in a manner which results in a transfer of control, without the consent of the Ministry of Communications. Furthermore, no direct or indirect holding of 10% or more of any means of control may be transferred or acquired at one time or through a series of transactions, without the consent of the Ministry of Communications. In addition, no shareholder of Partner may permit a lien to be placed on shares of Partner if the foreclosure on such lien would cause a change in the ownership of 10% or more of any of Partner’s means of control unless such foreclosure is made subject to the consent of the Ministry of Communications. For purposes of our license, “means of control” means any of:

—	voting rights in Partner;

—	the right to appoint a director or managing director of Partner;

—	the right to participate in Partner's profits; or

—	the right to share in Partner's remaining assets after payment of debts when Partner is wound up.

        Each of our ordinary shares and ADSs is considered a means of control in Partner.

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

        The existence of shareholdings which breach the restrictions of our license in a manner which could cause them to be converted into dormant shares and may otherwise provide grounds for the revocation of our license will not serve in and of themselves as the basis for the revocation of our license so long as:

—	the founding shareholders or their approved substitutes of Partner continue to hold in the aggregate at least 26% of the means of control of Partner;

—	our Articles of Association include the provisions described in this paragraph;

—	we act in accordance with such provisions;

—	our Articles of Association provide that an ordinary majority of the voting power at the general meeting of Partner is entitled to appoint all the directors of Partner.

        The amendment of our license providing for the dormant share mechanism does not apply to our founding shareholders.

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

—	Founding shareholders or their approved substitutes must hold at least 26% of the means of control of Partner.

—	Israeli entities from among our founding shareholders and their approved substitutes must hold at least 5% of our issued share capital and of each of our means of control.

—	A Foreign Mobile Radio and Telephone operator (as defined below) (or a controlling corporation thereof) must hold directly or indirectly at least 25% of the means of control of Partner.

—	The majority of our directors, and our general manager, must be citizens and residents of Israel.

—	Neither the general manager of Partner nor a director of Partner may continue to serve in office if he has been convicted of certain legal offenses.

—	No trust fund, insurance company, investment company or pension fund that is an Interested Party in Partner may: (a) hold, either directly or indirectly, more than 5% of any means of control in a competing mobile radio telephone operator without having obtained a permit to do so from the Ministry of Communications, or (b) hold, either directly or indirectly, more than 5% of any means of control in a competing mobile radio telephone operator in accordance with a permit from the Minister, and in addition have a representative or appointee who is an Office Holder in a competing mobile radio telephone operator, unless it has been legally required to do so, or (c) hold, either directly or indirectly, more than 10% of any means of control in a competing mobile radio telephone operator, even if it received a permit to hold up to 10% of such means of control.

—	No trust fund, insurance company, investment company or a pension fund that is an Interested Party in a competing mobile radio telephone operator may: (a) hold, either directly or indirectly, more than 5% of any means of control in Partner, without having obtained a permit to do so from the Ministry of Communications; or (b) hold, directly or indirectly, more than 5% of any means of control in Partner in accordance with a permit from the Ministry of Communications, and in addition have a representative or appointee who is an Office Holder in Partner, unless it has been legally required to do so; or (c) hold, either directly or indirectly, more than 10% of any means of control in Partner, even if it received a permit to hold up to 10% of such means of control.

—	Partner, an Office Holder or Interested Party in Partner, or an Office Holder in an Interested Party in Partner does not control a competing mobile radio telephone operator, is not controlled by a competing mobile radio telephone operator, by an Office Holder or an Interested Party in a competing mobile radio telephone operator, by an Office Holder in an Interested Party in a competing mobile radio telephone operator, or by a person or corporation that controls a competing mobile radio telephone operator.

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

ISP License

        In March 2001, we received a special license issued by the Ministry of Communications, allowing us through our own facilities to provide internet access to both mobile and land-line network customers. The license is valid until March 2008.

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

        On March 1, 2006, we submitted a request to the Ministry of Communications to obtain a national transmission license after we signed an agreement with MED I.C. – 1 (1999) Ltd. to purchase the company’s fiber-optic transmission business. On April 30, 2006 we requested, in conjunction with the aforementioned request, that the national transmission license previously granted to MED I.C. -1 be transferred to Partner.

        In early May 2006 we applied for a special license for the provision of land-line telephony.

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

        On January 1, 2006, the Non-Ionizing Radiation Law (5766-2006) was enacted, which defines the various powers of the Ministry of the Environment as they relate, inter alia, to the grant of permits for antenna sites and sets standards for permitted levels of non-ionizing radiation emissions and reporting procedures. Pursuant to such law, which will enter into effect on January 1, 2007, a request for an operating permit from the Ministry of Environment with respect to either new sites or existing sites would require a building permit for such site(s). If we will continue to face difficulties in obtaining building permits from the local planning and building committee, we may fail to obtain also operation permits from the Ministry of Environment. Operation of an antenna site without a permit from the Ministry of Environment may result in criminal and civil liability to us or to our officers and directors.

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

        On January 3, 2006, the National Council for Planning and Building added a new requirement for obtaining a building permit for antenna sites: the submission of an undertaking to indemnify the local committee for claims relating to the depreciation of the surrounding property value as a result of the construction or existence of the antenna.

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

        Since National Building Plan 36 was approved, some planning committees have started to require that, as a precondition for issuing new permits for antenna sites, we submit an undertaking to indemnify the committee against claims for depreciation in the value of nearby properties as a result of issuing a permit to build, and the building of, antenna sites. To date, we have provided to local authorities 24 letters of undertaking to provide such indemnification for the benefit of such local authorities within 30 days from the enactment of a law or a final court decision requiring such indemnifications.

        Under the Non-Ionizing Radiation Law, which imposes criminal sanctions for non-compliance with its dictates, the National Council for Planning and Building was granted the power to determine the level of indemnification for reduction of property value to be undertaken as a precondition for a cellular company to obtain a building permit for a new or existing antenna site. As a result, the National Council for Planning and Building has decided that until National Building Plan 36 is amended to reflect a different indemnification amount, cellular companies will be required to undertake to indemnify the building and planning committee for 100% of all losses resulting from claims against the committee. Thus, at present, in order to obtain a building permit for a new or existing antenna site, we must provide full indemnification for the reduction of property value.

        We cannot predict whether the legal requirement to provide full indemnification will be adopted in the amended National Building Plan 36, nor can we predict when the National Building Plan 36 will be amended. These recent developments may have a material adverse effect on our financial condition and results of operations, as well as plans to expand and enhance network coverage. For more information, see “Item 3D. Risk Factors – In Connection with certain building permits, we may also be required to indemnify certain planning committees in respect of claims against them relating to the depreciation of property values or to alleged health damage that result from antenna sites, which may have a material adverse effect on our financial condition and results of operations”.

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

        We have received approval from the Ministry of Communications for selling and distributing all of the handsets and other terminal equipment we sell. The Ministry of the Environment also has authority to regulate the sale of handsets in Israel, and under the new Non-Ionizing Radiation Law, certain types of devices, which are radiation sources, including cellular handsets, have been exempted from requiring an approval from the Ministry of Environment so long as the radiation level emitted during the use of such handsets does not exceed the radiation level permitted under the Non-Ionizing Radiation Law. Since June 15, 2002, we have been required to provide information to purchasers of handsets on the Specific Absorption Rate, or SAR, of the handsets as well as its compliance with certain standards pursuant to a regulation under the Consumer Protection Law. While, to the best of our knowledge, the handsets that we market comply with the applicable laws that relate to acceptable SAR levels, we rely on the SAR published by the manufacturer of these handsets and do not perform independent inspections of the SAR levels of these handsets.

        In November 2005, a new procedure was adopted by the Ministry of Communications with regard to the importation, marketing, and approval for 2G and 2.5G handsets. Prior to the implementation of the new procedure, suppliers of 2G and 2.5G handsets in Israel were required to obtain an interim, non-binding approval of the handset type from the relevant mobile telephone operators before receiving final approval from the Ministry of Communications to supply such handsets in Israel to such operators. Under the new procedure, handsets that have already received the internationally recognized Global Certification Forum approval prior to their importation into Israel are now exempt from the requirement of receiving an interim, non-binding approval from the relevant mobile telephone operators in Israel. This could expose us to the risk that handsets not reviewed and approved by us may interfere with the operation of our network. The new procedures described above do not apply to 3G handsets, which still require mobile telephone operators to grant an interim, non-binding approval to the Ministry of Communications before the Ministry grants its final approval in all circumstances.

        In addition, this procedure also called for repaired handsets to comply with all applicable standards required for obtaining handset type approval, including standards relating to the safety, electromagnetic levels, and SAR levels. Under a December 2005 amendment to this procedure, in the event that the SAR level is not measured after the repair of a handset, the repairing entity is required to notify the customer by means of a label affixed to the handset that the SAR may have been altered following the repair, in accordance with the provisions relating to the form of such label set forth in the procedure. At present, a consultant has been retained by the Ministry of Communications to formulate a recommendation regarding the appropriate manner to implement the procedure for repairing handsets. In the course of the consultant’s work, he has met with mobile telephone operators, including Partner. We intend to comply with the decision of the Ministry of Communications on this matter once a decision is published.

        Liberalization of Handset Market

        The Ministry of Communication announced in October 2005 its plans to increase competition in the cellular handset market by opening the market to competitors. We are unable at this point to assess how the market liberalization in the handset market would affect us, although we believe that such competition will not have a material affect on our business.

4C. Organizational Structure

        We currently have two active subsidiaries, Partner Future Communications 2000 Ltd., an Israeli corporation, and Partner Land-Line Communications Solutions LLP, an Israeli limited partnership (of which Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner), which are wholly-owned by us. We are an indirect subsidiary of Hutchison Telecom, which holds approximately 51.6% of our outstanding shares, as of March 31, 2006. Hutchison Telecom is a leading international provider of mobile and land-line telecommunications services with operations in nine markets.

4D. Property, Plants and Equipment

Headquarters

        We lease our headquarter facilities in Rosh Ha-ayin, Israel, as follows:

(1)	Main office at 8 Amal St. – a building of 10,532 square meters plus 6,345 square meters mainly for parking. The lease agreement is for a 20 year period commencing on June 1998. We have an option to shorten the lease period by 3.5 to 8.5 years.

(2)	Main office at 6 Amal St. – a building of 9,172 square meters plus 14,877 square meters of parking and service areas. In 2003, we increased our lease to 18,151 square meters and 14,877 square meters for parking and service areas. In 2004, we increased our lease to 19,000 square meters plus 14,877 square meters for parking and service areas. The lease agreement is for a 16 year period commencing in November 2002. We have an option to shorten the lease period by 3.5 to 8.5 years.

(3)	Main office at 10 Amal St. – 2,468 square meters plus 500 square meters of parking and service areas. The lease agreement is for an initial period of 24 months commencing in December 2002. We have an option to continue the lease period for seven additional periods of 24 months each. The lease for the main office at 10 Amal St. renews automatically at the end of each term.

        We lease a call center at 5 Kornas St. in Haifa–a building of 2,525 square meters. The lease agreement is for a 5 year period commencing in November 2001. We have the option to extend the lease period for 6 years.

Network Sites

        We lease most of the sites where our mobile telecommunications network equipment is installed throughout Israel. At December 31, 2005, we had 2,252 antenna sites (including micro-sites). The lease agreements relating to our cell sites are generally for periods of two to three years. We have the option to extend the lease periods up to ten years (including the original lease period).

        The operation of most of these antenna sites requires building permits from local or regional zoning authorities, as well as a number of additional permits from governmental and regulatory authorities, and we have had difficulties in obtaining some of these permits. Difficulties obtaining required permits could continue and therefore affect our ability to maintain antenna sites. See “Item 3. Key Information – 3D. Risk Factors – We have had difficulties obtaining some of the permits for which we have applied, and have not yet applied for other permits that are required for the erection of our antenna sites. These difficulties could continue and therefore affect our ability to erect or maintain antenna sites. This could have an adverse effect on the extent, quality and capacity of our network coverage and may result in criminal or civil liability to us or to our officers and directors.”

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

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

        The attached table is a summary of selected financial and operating data for each of the years ended December 31, 2005, 2004, 2003, 2002 and 2001:

	2005	2004	2003	2002	2001

Revenues (NIS million)	5,123	5,141	4,468	4,055	3,249
Operating profit (NIS million)	903	1,019	855	533	103
Income (loss) before taxes (NIS million)	557	759	530	84	(307)
Net income (loss) (NIS million)	355	472	1,163	84	(303)
Capital expenditures, net (NIS million)	486	601	232	556	599
Cash flow provided by (used in) operating activities net
of investment activities (NIS million)	460	599	655	(134)	(207)
Subscribers (thousands)	2,529	2,340	2,103	1,837	1,458
Annual churn rate (%)	13.6%	12.0%	13.6%	10.9%	5.8%
Average monthly usage per subscriber (in minutes)	294	286	277	280	318
Average monthly revenue per subscriber (NIS)	156	170	171	183	214
Average subscriber acquisition costs (NIS)	282	295	362	470	458

Revenues

        Our principal source of revenues is from the sale of network services, primarily network airtime usage fees, and is denominated primarily in shekels. In 2005, as in each of 2004 and 2003, over 50% of network airtime usage fees were derived from outgoing calls, with the remainder generated from incoming calls, roaming and value-added services. We also derive revenues from sales of handsets, car kits, accessories and handset maintenance services to subscribers as well as other services. Network airtime usage fees are derived from subscribers originating calls on our network and payments received from other telecommunications network operators, both local and international, for delivering calls originating on their networks and terminating on our network. We recognize revenues from airtime usage and other services at the time we provide the service to the subscriber. We recognize revenues from handset sales, car kits and other equipment only upon delivery and the transfer of ownership to the subscriber.

Cost of Revenues

        Our principal components of cost of revenues are:

—	interconnect fees paid to the land-line and other telecommunication network operators in Israel and charges paid to foreign GSM network operators;

—	handset and car-kit costs;

—	depreciation of our network and amortization of our license;

—	salaries and related expenses, including compensation related to employee stock option plans.

—	leases;

—	network maintenance;

—	royalties paid to the Israeli Government under our license; and

—	costs of replacing or repairing damaged handsets.

Selling and Marketing Expenses

        Our principal components of selling and marketing expenses are:

—	advertising and promotion;

—	commissions to dealers; and

—	salaries and related expenses, including compensation related to employee stock option plans.

General and Administrative Expenses

        Our principal components of general and administrative expenses are:

—	salaries and related expenses, including compensation related to employee stock option plans;

—	professional fees and consultancy fees;

—	insurance;

—	depreciation and amortization; and

—	provision for bad debts.

Financial Expenses

        Our principal components of financial expenses are:

—	interest on bank loans and notes;

—	net hedging costs on foreign currency exposure;

—	exchange rate and linkage differences; and

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

2005 Developments

        We operate in a highly regulated telecommunications market. During 2005, reductions in interconnect tariffs resulted in lower revenues, adversely affecting our financial results. Additional reductions have already become effective March 1, 2006. To mitigate the effects of these reductions, we have implemented cost-cutting measures, including reducing distribution and advertising costs, implemented price increases and repackaged our tariff plans. We are not able to predict with certainty the effect of future regulatory changes, including the effect of the implementation of number portability, and how we will address these changes.

        As part of our overall efforts to reduce costs, we raised approximately NIS 2 billion in a public offering in Israel and entered into a new $550 million bank credit facility in April 2005, which was reduced to $268 million as of December 31, 2005, and redeemed our 13% USD Notes due 2010.

        On January 22, 2006, we signed an agreement with MED I.C. – 1 (1999) Ltd., a transmission and hosting company, to purchase its fiber-optic cable infrastructure comprising of a network of approximately 900 kilometers of submerged and terrestrial transmission fiber for approximately $14.8 million, subject to certain adjustments, in order to enable us to reduce our transmission costs as well as to provide our business customers with bundled services of transmission of data and voice. Completion of the transaction is subject to the satisfaction of various closing conditions, including, approval by the Ministry of Communications. We believe that demand for 3G services will provide an important source of future mobile subscriber growth and usage in Israel. During 2005, we expanded our 3G population coverage from approximately 60% of Israeli population to approximately 92% of the Israeli population at a cost of approximately $50 million. In addition, the primary objective of our marketing strategy in 2005 was to increase our 3G subscriber base and 3G usage by our customers while marketing and developing our 3G services available to our customers. We intend to continue our efforts to increase our 3G subscriber base and 3G usage.

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

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

        As described in Note 1j to our consolidated financial statements, we recognize service revenues as services are rendered, and revenues from sale of handsets and other equipment upon delivery. We recognize service revenues based upon minutes used, net of credits and adjustments for service discounts. Because our billing cycles use cut-off dates, which for the most part do not coincide with our reporting periods, we are required to make estimates for service revenues earned but not yet billed at the end of each reporting period. These estimates are based primarily upon historical data and trends. In certain cases, cellular handsets are sold to subscribers within the context of airtime packages, in order to divide the revenues into separate units of accounting, we are required to estimate the fair value of each deliverable. These estimates are based upon the price of each deliverable when it is sold on a standalone basis. The amount allocable to the delivered item (the handset) is limited to the amount that is not contingent upon the delivery of any additional services under the contract (airtime services).

        Actual billing cycle results and related revenue may vary, depending on subscriber usage and rate plan mix, from the results estimated at the end of each period.

Long-Lived Assets

        We have substantial investments in tangible and intangible long-lived assets, primarily our communications network, our license and spectrum. Changes in technology or changes in our intended use of these assets can cause the estimated period of use or the value of these assets to change. We amortize our communications network by the straight-line method, mainly over 6.7 years (15% per year). For instance, had the percentage of depreciation been decreased by 5%, our operating profit would increase by approximately NIS 141 million and had the percentage of depreciation increased by 5%, our operating profit would decrease by approximately NIS 124 million. We amortize our license by the straight-line method mainly over the utilization period of the license, which is based upon the license period. During 2002, our license was extended by 14 years to 2022. Consequently, the amortized balance of our license is amortized as of 2002 over the period ending in 2022. We review our communications network, license and spectrum for impairment or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable through undiscounted future cash flows. If necessary, we write down the assets to their estimated fair values. No write-downs of our long-lived assets have been recorded since incorporation.

Allowance for Doubtful Accounts

        We maintain allowance for doubtful accounts for estimated losses resulting from the inability of our subscribers to make required payments. We base our allowance on the likelihood of recoverability of accounts receivable based on the aging of the balances, our historical write-off experience net of recoveries, changes in the credit worthiness of our customers, and collection trends. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of specific debts doubtful of collection, calculated as a specified percentage of the outstanding balance in each debt age group, with the percentage of the allowance increasing as the age of the debt increases. For example, a debt that is between 1 to 1.5 years overdue is reserved for at the rate of 78%. If we decreased our percentage of the allowance for all aging debts by 15%, our operating profit would increase by NIS 16 million. If we increased such percentage by 15%, our operating profit would decrease by NIS 11 million. The debt becomes fully reserved once it is at least 1.5 years overdue. Actual customer collections could differ from our estimates. For example, if the financial condition or our customers were to deteriorate, additional allowances may be required. Our bad debt expenses as a percentage of revenues were 0.5%, 0.4% and 0.6% for the years ended December 31, 2003, 2004 and 2005, respectively.

Results of Operations for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

        Revenues in 2005 were NIS 5,122.9 million (US$ 1,113.0 million), down 0.3% from NIS 5,140.7 million in 2004.

        Revenues in 2005 from services were NIS 4,619.9 million (US$ 1,003.7 million), approximately equal to the revenues from services in 2004 of NIS 4,615.8 million. Compared with 2004, total network minutes in 2005 increased by 12.8%, offset by a 12.9% dilution in the average tariff per minute including incoming calls. The increase in total network minutes was driven primarily by an expanding subscriber base which grew by 8.1% from the end of 2004 to the end of 2005. The dilution in the average tariff per minute compared with 2004 was driven primarily by the reduction in interconnection tariffs which went into effect in March 2005, as well as increased competition and the increased weight of business subscribers in our customer base. The average business subscriber generates substantially more minutes of use than post-paid private and prepaid subscribers, whilst their average tariff per minute is materially lower.

        Revenues in 2005 from equipment were NIS 503.0 million (US$ 109.3 million), a decrease of 4.2% from NIS 525.0 million in 2004. The decrease in 2005, compared with 2004, was driven by a decrease in the average revenue per sale.

        Data and content revenues, including SMS messages, in 2005 were NIS 404.2 million (US$ 87.8 million), accounting for 7.9% of total revenues or 8.7% of service revenues, up from NIS 351.1 million, or 6.8% of total revenues, 7.6% of service revenues, in 2004, despite the reduction in SMS interconnection tariffs. The increase in 2005, compared with 2004, was driven by data and content non-SMS service revenues which increased by 34.5%. Revenues from SMS services in 2005 decreased by 4.0% compared with 2004, reflecting the reduction in SMS interconnect tariffs from March 2005, as mandated by the Ministry of Communications. In 2005, SMS messages accounted for approximately 42% of data and content revenues, compared with approximately 50% in 2004.

        Cost of revenues in 2005 increased by 4.2% to NIS 3,766.4 million (US$ 818.2 million) from NIS 3,615.0 million in 2004.

        Cost of revenues – services in 2005 increased by 4.8% to NIS 3,022.5 million (US$ 656.6 million), from NIS 2,885.1 million in 2004. The increase was primarily driven by the increased depreciation and amortization of over NIS 100 million which was recorded following the launch of the 3G network towards the end of 2004 together with the additional network expenses associated with the 3G network.

        Cost of revenues – equipment in 2005 increased by 1.9% to NIS 743.9 million (US$ 161.6 million) from NIS 729.9 million in 2004. The increase was driven primarily by the marketing of more advanced and higher cost handsets and approximately 5% growth in sales transactions to new and upgrading subscribers.

        Gross profit for 2005 was NIS 1,356.6 million (US$ 294.7 million), the equivalent of 26.5% of revenues, down 11.1% from NIS 1,525.7 million, or 29.7% of revenues, in 2004. The decrease can be primarily attributed to the increased depreciation, amortization and network expenses related to the Company’s 3G network.

        Selling and marketing expenses in 2005 were NIS 272.9 million (US$ 59.3 million), a decrease of 16.1% from NIS 325.2 million in 2004. The decrease was principally due to reductions in distribution and advertising costs.

        General and administrative expenses in 2005 were NIS 180.8 million (US$ 39.3 million), a decrease of 0.2% from NIS 181.1 million in 2004.The decreases in general and administrative expenses, as with the decreases in selling and marketing expenses, reflect cost-cutting measures the Company put in place as part of its plan to mitigate the effects of the inter-carrier termination rate reductions that were mandated by the Ministry of Communications.

        Operating profit for 2005 was NIS 902.9 million (US$ 196.2 million), a decrease of 11.4% from NIS 1,019.3 million in 2004. As a percentage of revenues, operating profit decreased from 19.8% in 2004 to 17.6% in 2005. The decrease can be primarily attributed to the impact of the inter-carrier termination rate reductions that were mandated by the Ministry of Communications, as well as the increased depreciation, amortization and network expenses related to the Company’s 3G network.

        Financial expenses in 2005 were NIS 345.4 million (US$ 75.0 million), an increase of 32.6% from NIS 260.5 million in 2004. The increase was primarily driven by a one-off charge in the amount of NIS 63 million related to the redemption of the US$ 175 million 13% Senior Subordinated Notes on August 15, 2005, interest charges related to both the redeemed Notes and the new CPI-linked shekel-denominated Notes and a one-off amortization of capitalized expenses related to the Company’s previous bank facility.

        Income before taxes for 2005 was NIS 557.5 million (US$121.1 million) down 26.5% compared to NIS 758.8 million in 2004.

        Net income in 2005 was NIS 354.6 million (US$ 77.0 million) or earnings of NIS 2.19 (US$ 0.48) per basic ADS or share (NIS 2.17 per diluted ADS or share), representing a 24.8% decrease from NIS 471.6 million, or earnings of NIS 2.57 per basic ADS or share (NIS 2.56 per diluted ADS or share), in 2004. The decrease in 2005 net income compared with 2004 resulted primarily from the financial expenses related to the restructuring of the Company’s debt, the impact of the inter-carrier termination rate reductions that were mandated by the Ministry of Communications, and the increased depreciation, amortization and network expenses related to the Company’s 3G network.

        During 2005, our net active subscribers increased by 189,000, or 8.1%.

        As of December 31, 2005 our net active subscriber base was 2,529,000, accounting for an approximate market share of 32%. The Company’s subscriber base at the end of December 2005 included approximately 507,000 business subscribers (20% of the base), approximately 1,268,000 postpaid private subscribers, (50% of the base), and approximately 754,000 prepaid subscribers, (30% of the base). Of the Company’s subscriber base, approximately 103,000 were 3G subscribers. Net new active subscribers in the business sector accounted for approximately 39% of net new active subscribers in the year.

        The annual churn rate in 2005 increased to 13.6% from 12.0% in 2004. The increase was primarily due the prepaid sector.

        Average monthly usage per subscriber (MOU) for 2005 was 294 minutes, an increase of 2.8% compared with 286 minutes in 2004. In 2005, average monthly revenue per subscriber (ARPU) was NIS 156 (US$ 33.9), a decrease of 8.2% compared with approximately NIS 170 in 2004. The decrease in ARPU is attributed primarily to the reduction in interconnection charges mandated by the Ministry of Communications, despite the increase in MOU.

        In 2005, handset subsidies per new subscriber increased compared with 2004. However, the average cost of acquiring a new subscriber (SAC) in 2005 decreased to NIS 282 (US$ 61.3) from NIS 295 in 2004. The reduction reflects a reduction in non-handset subsidy components of SAC including commissions.

Trends

        In 2006, due to the highly penetrated market, we expect the rate at which we continue to add net subscribers to be lower than in 2005. With respect to 3G subscriber growth in 2006, we anticipate that lower 3G handset prices should reduce the price differential from 2G handset prices and drive 3G subscriber growth higher.

        We also expect revenues to grow in 2006, despite the decline in ARPU that will result primarily from the 9% decline in inter-carrier termination rates from March 2006, as mandated by the Ministry of Communications. Along with a rise in revenues, we foresee increases in operating income, net income and earnings per share and all related margins in 2006. We expect to continue to grow shareholder value in 2006, with the EPS to increase substantially due to higher operating income, substantially lower financial expenses, resulting from the refinancing of our long-term debt in 2005, and the lower average shares outstanding after we repurchased approximately 17% of our outstanding shares from our founding Israeli shareholders. We anticipate that capital expenditures which were lower in 2005 compared with 2004 will rise in 2006, owing to the infrastructure transaction with Med-1. The additional infrastructure purchased from Med-1 will enable us to reduce operating costs over the long-term. In addition, we expect subscriber acquisition and retention costs per subscriber to be higher due to higher subsidies on 3G handsets as compared to 2G handsets. Furthermore, we expect churn to continue to increase, primarily in the prepaid sector.

Results of Operations for the Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

        Revenues in 2004 were NIS 5,140.7 million, up 15.1% from NIS 4,467.7 million in 2003. This increase was due to increased revenue from services (including data and content) and equipment, as discussed below.

        Revenues in 2004 from services increased by 12.1% to NIS 4,615.8 million, as compared to NIS 4,117.9 million in 2003. The increase was driven primarily by a 16.2 percent increase in total network minutes, offset by a 7.1% dilution in the average tariff per minute including incoming calls. The increase in total network minutes was driven primarily by an expanding subscriber base which grew by 11.3% from the end of 2003 to the end of 2004. The dilution in average tariff per minute in 2004 as compared to 2003 was caused by increased competition and the increased weight of business subscribers in our customer base. The average business subscriber generates substantially more minutes of use than post-paid private and prepaid subscribers, whilst their average tariff per minute is materially lower.

        Revenues in 2004 from equipment increased by 50.1% to NIS 525.0 million, as compared to NIS 349.8 million in 2003. The increase was driven primarily by increased revenue per sale and an approximately 13% growth in the number of sales to new and upgrading subscribers in 2004 as compared to 2003.

        Data and content revenues, including SMS messages, in 2004 were NIS 351.1 million or 6.8% of total revenues, up 15.6% from NIS 303.8 million, or 6.8% of total revenues in 2003. The increase in revenues in 2004 as compared to 2003, was driven primarily by a 32% increase in revenues from non-SMS services. Revenues from SMS services grew by approximately 5% in 2004 as compared to 2003. SMS messages in 2004 accounted for approximately 50% of data and content revenues as compared to approximately 55% in 2003.

        Cost of revenues in 2004 increased by 15.3% to NIS 3,615.0 million from NIS 3,136.5 million in 2003.

        Cost of revenues – Services in 2004 increased by 11.5% to NIS 2,885.1 million from NIS 2,586.7 million in 2003. The increase in 2004 as compared to 2003 resulted primarily from the 12.1% increase in service revenues, as the higher level of service revenues, driven by increased minutes of use, resulted in higher variable costs including inter-carrier termination fees and transmission.

        Cost of revenues – Equipment in 2004 increased by 32.8% to NIS 729.9 million from NIS 549.7 million in 2003. The increase was driven primarily by higher priced handsets and approximately 13% growth in the number of sales transactions to new and upgrading subscribers.

        Gross profit for 2004 was NIS 1,525.7 million, 29.7% of revenues, up 14.6% from NIS 1,331.3 million, 29.8% of revenues, in 2003.

        Selling and marketing expenses in 2004 were NIS 325.2 million, an increase of 3.6% from NIS 314.0 million in 2003. The increase was driven primarily by higher distribution and advertising costs in response to increasing competition and the introduction of our 3G network.

        General and administrative expenses in 2004 were NIS 181.1 million, up 11.5% from NIS 162.4 million in 2003. The increase was driven primarily by a larger provision for doubtful accounts resulting from the increased volume of handset sales, compensation costs under the new stock option plan, and one-time costs incurred in the Company’s attempt to purchase a controlling interest in Matav and a write-off of legal and accounting fees incurred in 2001 in preparing the Company’s shelf registration with the United States Securities and Exchange Commission.

        Operating profit for 2004 was NIS 1,019.3 million, an increase of 19.2% from NIS 854.9 million in 2003. Operating profit as a percentage of revenues increased to 19.8% from 19.1% in 2003.

        Financial expenses in 2004 were NIS 260.5 million, a decrease of 19.0% compared to NIS 321.7 million in 2003. The decrease in financial expenses in 2004 compared to 2003 was driven primarily by lower bank debt levels and lower shekel interest rates offset by the negative revaluation of U.S. dollar foreign currency hedging positions covering foreign exchange exposure on the US$ 175 million 13% subordinated notes. The fair value of these derivative contracts as of December 31, 2004, is a liability of NIS 55.3 million as compared to a liability of NIS 11.5 million on December 31, 2003. The increase in the liability is derived primarily from the strengthening of the shekel by 3.9% in Q4 2004.

        Income before taxes for 2004 was NIS 758.8 million, up 43.3% compared to NIS 529.6 million in 2003.

        In 2004, the Company had net income of NIS 471.6 million, or NIS 2.56 per ADS or per share, compared to NIS 1,162.7 million, or NIS 6.34 per ADS or per share in 2003. The decrease in net income for 2004 compared to net income for 2003 resulted primarily from the utilization of the Company’s accumulated tax loss carry forwards and the creation of deferred tax assets in Q4 2003, in the amount of NIS 633.0 million.

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

Impact of Inflation and Exchange Rate Fluctuations

        Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, through December 31, 2005, a substantial amount of our operating expenses were linked to non-shekel currencies. These expenses related mainly to the acquisition of handsets where the price paid by us is based on various foreign currencies. In addition, most of our capital expenditures are incurred in, or linked to, non-shekel currencies, and our notes redeemed in August 2005, were denominated in US dollars and require US dollar interest payments. Thus, any devaluation of the shekel against the non-shekel currencies will increase the shekel cost of our non-shekel denominated or linked expenses. Such an increase may have an impact on our results, which may be material. We hedge most of our foreign currency commitments.

        Although we have the ability to borrow under our bank credit facility in US dollars and Euro, our borrowings are in shekels, and most of our shekel bank borrowings and our new notes are linked to the Israeli CPI. We may not be permitted to raise our tariffs pursuant to our license in a manner that would fully compensate for any increase in the Israeli CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue. We partly hedge the principal amount of our new notes (due 2012), against adverse movement in the Israeli Customer Price Index (CPI).

5B. Liquidity and Capital Resources

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

        Currently, our main sources of liquidity are:

—	our operating cashflows;

—	our credit facility; and

—	our Notes due 2012.

        On April 14, 2005, we entered into a new $550 million bank credit facility, replacing our previous bank facility. The new facility includes a $450 million term loan facility and a $100 million revolving loan facility, both maturing in six years. With effect May 1, 2005, we exercised an option to reduce the term facility (other than an advance of approximately $25 million carried over from the previous facility) to $150 million and change the maturity date for both facilities to September 1, 2009. The new credit facility is secured by a first ranking, floating charge on our assets, and those of our wholly-owned subsidiary. Bank Hapoalim B.M., Bank Leumi Le-Israel B.M., Israel Discount Bank Ltd. and United Mizrahi Bank Ltd. are participating in the facility, with Bank Hapoalim B.M. serving as facility agent and Bank Leumi Le-Israel B.M. serving as coordinating agent. At December 31, 2005, the balances available for drawing were approximately $88 million under Facility B, and $28 million under Facility A.

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

        The term of the Notes due 2012 is seven years and the principal and interest payments are linked to the Israeli consumer price index. The annual interest on the notes is 4.25% and will be paid quarterly. Quarterly principal repayments will begin in June 2009. The notes were rated AA- by Maalot, and Aa2 by Midroog, two of Israel’s rating agencies. We used the net proceeds from the offering to pay down some of our existing credit facility, to repurchase up to 33.3 million shares from our founding Israeli shareholders and to redeem our 13% Senior Subordinated Notes due 2010. These 13% Senior Subordinated Notes due 2010 were originally issued in August 2000, and net proceeds from the offering for those notes were used at that time mainly to repay a portion of the outstanding indebtedness under our credit facility.

        On April 20, 2005, the Company repurchased approximately 33.3 million of its shares pursuant to an offer received from its founding Israeli Shareholders in February 2005. These shareholders held together approximately 22.5% of the Company’s outstanding shares at the time of the offer. As a result of the repurchase, the collective shareholdings of the founding Israeli shareholders were reduced to approximately 5.4% of the Company’s issued and outstanding share capital. The price per share at which these shares were acquired was NIS 32.2216 per share. The total consideration paid for the shares was approximately NIS 1,074 million. The Company cancelled the repurchased shares.

        On August 15, 2005, the Company redeemed its outstanding US$ 175 million 13% Senior Subordinated Notes due 2010. According to the terms of the Notes, the redemption price was 106.5% of the principal amount, or $186.375 million. The redemption, which was financed from the Company’s new bank facility and funds generated from current operations, concluded the refinancing of the Company’s long term debt into lower cost CPI linked shekel-denominated debt.

        In the third quarter of 2005, our Board of Directors and shareholders approved the distribution of our first cash dividend, in the amount of NIS 0.57 per share, totaling approximately NIS 86.4 million to our shareholders of record as of September 26, 2005.

        In the first quarter of 2006 our Board of Directors and shareholders approved the distribution of an additional cash dividend, in the amount of NIS 0.65 per share (totaling approximately NIS 100 million) to our shareholders of record as of April 10, 2006.

        In the second quarter of 2006, we adopted a dividend policy targeting a payout ratio of 60% of net income over 2006. As part of this policy, our Board of Directors approved the distribution of a cash dividend of NIS 0.45 per share (totaling approximately NIS 70 million) for the first quarter of 2006 to shareholders of record as of June 6, 2006.

        The Company signed on January 22, 2006, an agreement with MED I.C.- 1 (1999) Ltd (“Med 1”) to purchase its fiber-optic cable infrastructure comprising of a network of approximately 900 kilometers of submerged and terrestrial transmission fiber for approximately US$ 14.8 million, subject to certain adjustments. Completion of the transaction is subject to fulfillment of closing conditions.

        Cash flows generated from operating activities in 2005(NIS 1006.3 or US$ 218.6 million) net of cash flows from investing activities (NIS  546.7 million or $US 118.7 million), totaled NIS 459.6 million (US$ 99.9 million). Cash flows generated from operating activities in 2004 (NIS 1272.8 million), net of cash flows from investing activities (NIS 673.6 million) totaled NIS 599.2 million in 2004, a decrease of 23.3%. The decrease was primarily due to a decrease in cash flows from operating activities, offset by a decrease in the level of investment in fixed assets. The main reasons for the decrease in cash flows from operating activities were the payment of one-off charges related to the redemption of the US$ 175 million 13% Senior Subordinated Notes, interest charges related to both the redeemed Notes and the new CPI-linked shekel-denominated Notes and inventory charges

        We expect cash flows from operations net of cash flows from investing activities to increase from 2005 amounts.

        From January 1, 2003 to December 31, 2005, we made cumulative net capital expenditures of approximately NIS 1,319 million, of which NIS 486 million ($106 million) was incurred in 2005. We expect that capital expenditures for our network will continue to represent the largest portion of our total capital expenditures over the next few years. We expect capital expenditures, which were lower in 2005, compared with 2004 to increase in 2006, owing to the infrastructure transaction with Med-1.

        We believe that funds from our operations, together with funds available under our new credit facility and our Notes due 2012, will provide us with enough liquidity and resources to fund our expected capital expenditure needs, as well as our obligations under our financing agreements, our license payments and our other material commitments, at least for the next 12 months. However, the actual amount and timing of our future requirements may differ materially from our estimates.

5C. Research and Development, Patents and Licenses

        We are primarily a user rather than a developer of technology. Accordingly, we did not engage in any significant research and development activities during the past three years.

5D. Trend Information

        See “-Trends” in Item 5A. Results of Operations for the Year Ended December 31, 2005, Compared to the Year Ended December 31, 2004” above.

5E. Off-Balance Sheet Arrangements

        There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5F. Aggregate Contractual Obligations

Set forth below are our contractual obligations and other commercial commitments as of December 31, 2005:

	Payments Due by Period (NIS in thousands)
Contractual Obligations	Total	2006	2007-2008	2009-2010	2011 and after

Long-Term Debt	3,245,075	153,716	684,258	1,537,628	869,473
Capital Lease Obligations	17,018	4,862	9,725	2,431	–
Operating Leases	925,516	160,579	261,644	173,816	329,477

Contribution to funds in respect of
Employee rights upon retirements	21,000	21,000	–	–	–
Unconditional Purchase Obligations:
UMTS third generation spectrum	29,000	29,000	–	–	–
Handsets	160,000	160,000	–	–	–
Fixed Assets	114,000	114,000	–	–	–
Other Long-Term Obligations	—	–	–	–	–
Total Contractual Cash Obligations	4,511,609	643,157	955,627	1,713,875	1,198,950

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. Directors and Senior Management

Directors

Name of Director	Age	Position

Fok Kin-ning, Canning	54	Chairman of the Board of Directors
Dr. Michael J. Anghel (2)(4)	67	Director
Chan Ting Yu (1)(3)	55	Director
Chow Woo Mo Fong, Susan	52	Director
Uzia Galil	80	Director
Erez Gissin (1)(2)	47	Director
Dennis Pok Man, Lui (1)(3)	55	Director
Pesach Shachar (1)	72	Director
Amikam Shorer	38	Director
Frank John Sixt	54	Director
Moshe Vidman (1)(2)(3)(4)	62	Director

(1)	Member of the Executive Committee of the Board of Directors.
(2)	Member of the Audit Committee and independent director under the listing requirements of the Nasdaq National Market.
(3)	Member of the Compensation Committee.
(4)	External Director under the Companies Law.

        Fok Kin-ning, Canning has been a director of Partner since May 1998 and the Chairman of its Board of Directors since that time. Mr. Fok has been an Executive Director of Hutchison Whampoa Limited since 1984 and its Group Managing Director since 1993. He also serves as the Chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited, Hongkong Electric Holdings Limited and Hutchison Telecommunications Limited (the holding company of the telecommunications interests of Hutchison Whampoa Limited), and in addition, Mr. Fok is the Co-Chairman of Husky Energy Inc. and the Deputy Chairman of Cheung Kong Infrastructure Holdings Limited. He is also a Director of Cheung Kong (Holdings) Limited. Mr. Fok holds a Bachelor of Arts degree from St. John’s University in Minnesota, United States and a diploma in financial administration from the University of New England in Australia. He is a member of the Australian Institute of Chartered Accountants. Mr. Fok was nominated as a director, and as the Chairman of the Board of Directors, by Advent Investments Pte Ltd., or Advent.

        Dr. Michael J. Anghel became a director of Partner in March 2006.  From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications.  Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom – the second Israeli cellular operator.   In 1999 he founded CAP Ventures, an advanced technology investment company.  From 2004-2005, Dr. Anghel served as President and CEO of DCM, the investment banking arm of the Israel Discount Bank.   He has been involved in various technology enterprises and has served on the boards of various major Israeli corporations and financial institutions including Elron, Elbit, Nice, Gilat, American Israeli Paper Mills, Maalot (the Israeli affiliate of Standard and Poor’s) and Hapoalim Capital Markets.  He currently serves on the boards of Syneron Medical Ltd., Orbotech Ltd., Powerdsine Ltd., and Scopus Ltd.  Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy.  He currently serves as Chairman of the Tel Aviv University’s Executive Program, which he originally helped to found.  Dr. Anghel holds a B.A. (Economics) from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. (Finance) from Columbia University in New York.

        Chan Ting Yu was a director of Partner from October 1997 to March 2000 and became a director again in May 2001. He is a member of the Executive Committee and the Compensation Committee. Mr. Chan is an Alternate Director of Hutchison Telecommunications International Limited. Since joining the Hutchison Whampoa group, he has been closely involved in the management and development of Hutchison’s telecommunications business internationally. Mr. Chan holds a degree in Law and Arts (Maths), as well as a Postgraduate Certificate in Laws. Mr. Chan was nominated as a director, and as a member of the Executive Committee, by Advent Investments Pte Ltd.

        Chow Woo Mo Fong, Susan has been a director of Partner since August 1998. Mrs. Chow has been an Executive Director of Hutchison Whampoa Limited since 1993 and its Deputy Group Managing Director since 1998. Mrs. Chow is also an Executive Director of Cheung Kong Infrastructure Holdings Limited, Hutchison Harbour Ring Limited and a Director of Hutchison Telecommunications (Australia) Limited, Hongkong Electric Holdings Limited, TOM Group Limited and Hutchison Telecommunications Limited. She is also an Alternate Director of Hutchison Telecommunications International Limited and TOM Online Inc. She is a solicitor and holds a Bachelor’s degree in Business Administration. Mrs. Chow was nominated as a director by Advent Investments Pte Ltd.

        Uzia Galil has been a director of Partner since August 1999. Mr. Galil currently serves as Chairman and Chief Executive Officer of Uzia Initiatives and Management Ltd., a company specializing in the promotion and nurturing of new businesses associated with mobile communication, electronic commerce and medical information media, which he founded in November 1999. From 1962 until November 1999, Mr. Galil served as President and Chief Executive Officer of Elron Electronics Industries Ltd., an Israeli high technology holding company, which he founded and of which he also served as Chairman of the Board. From January 1981 until leaving Elron, Mr. Galil also served as Chairman of the Board of Directors of Elbit Ltd., an electronic communication affiliate of Elron, and as a member of the Boards of Directors of Elbit Systems Ltd., a defense electronics affiliate of Elron, and all other private companies held in the Elron portfolio. Mr. Galil currently serves as a member of the Boards of Directors of Orbotech Ltd., NetManage Inc., and as Chairman of Zoran Corporation. From 1980 to 1990, Mr. Galil served as Chairman of the International Board of Governors of the Technion. Mr. Galil holds a M.S. in Electrical Engineering from Purdue University and a B.S. from the Technion. Mr. Galil has also been awarded an honorary doctorate in technical sciences by the Technion in recognition of his contribution to the development of science-based industries in Israel, an honorary doctorate in philosophy by the Weitzman Institute of Science, an honorary doctorate in engineering by Polytechnic University, New York, and an honorary doctorate from the Ben-Gurion University of the Negev in Israel and the Solomon Bublick prize laureate from the Hebrew University of Jerusalem. In 1997 he was awarded the prestigious Israel Prize for his contribution to the development of the Israeli hi-tech industry. Until April 20, 2005, Mr. Galil had been a director nominated by Elbit.COM. Since then, Mr. Galil serves as a director on behalf of Advent Investments Pte Ltd.

        Erez Gissin has been a director of Partner since August 1998 and is currently a member of the Executive Committee and the Audit Committee. Since April 2005, Mr. Gissin is a private investor through his management and investment company. For the prior five years, Mr. Gissin has been the CEO of IP Planet Network Ltd., an Israeli telecommunication company providing satellite broadband services. Previously, he was the Vice President of Business Development of the Eurocom Group, an Israeli leader in telecom and internet products and services. Mr. Gissin holds a Bachelor of Science in Industrial Engineering from Tel Aviv University and an MBA degree from Stanford University, California. Until April 20, 2005 Mr. Gissin had been a director nominated by Eurocom. Since then and until September 12, 2005, Mr. Gissin served as a director and member of the Executive Committee, on behalf of Advent Investments Pte Ltd. Since then, Mr. Gissin is an independent director and serves on the Executive committee and the Audit Committee of the Company.

        Dennis Pok Man Lui has been a director of Partner since April 2004 and is the Chairman of the Executive Committee and the Chairman of the Compensation Committee. Mr. Lui is an Executive Director and the Chief Executive Officer of Hutchison Telecommunications International Limited. He first joined the Hutchison Whampoa Limited group in 1986 and was the managing director in charge of the mobile telecommunications, land-line, multi-media, internet and paging businesses in Hong Kong, China, Taiwan and Macau from January 1989 until 2000. Mr. Lui rejoined the Hutchison Whampoa Limited group in May 2001 as group managing director of HTI (1993) Holdings Limited (“HTI”) overseeing all the operations and new business development of the HTI group. He holds a Bachelor of Science Degree from the University of Oregon. Mr. Lui was nominated as a director, and as a member of the Executive Committee, by Advent Investments Pte Ltd.

        Pesach Shachar has been a director of Partner since May 1998 and is a member of the Executive Committee. For 21 years he was the General Manager, founder, and a shareholder in Nogay Ltd., a telecommunications consulting firm active in numerous high-tech projects in Israel and overseas. In that capacity, he advised Hutchison on the prospects in the cellular market in Israel, established the Partner shareholder consortium and advised Hutchison on the bidding for the license and launch of operations. Mr. Shachar served 28 years in the Israel Defense Forces Signal Corps and Air Force/Telecommunications, reaching the rank of Colonel. Mr. Shachar was nominated as a director, and as a member of the Executive Committee, by Advent Investments Pte Ltd.

        Amikam Shorer has been a director of Partner since June 2005. He was nominated as director by our Israeli founding shareholders. Mr. Shorer has served as Vice President of Business Affairs and the General Counsel of Eurocom Group, an Israeli leader in telecom and internet products and services, since 2000. Mr. Shorer also serves as a director in several companies within the Eurocom Group. Mr. Shorer holder an LLB degree from Bar-Ilan University.

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

        Moshe Vidman has been a director of Partner since October 2003. Mr. Vidman is the Revlon representative in Israel and serves as a director of the following companies: Israel Corporation Ltd., ICL – Israel Chemical Ltd., Rotem Amfert Negev Ltd., Dead Sea Works Ltd., Jafora-Tabori Ltd., Rosebud Medical Ltd., Ex-Libris Ltd., Bank Leumi Le’Israel Ltd., Melisron and Ofer Brothers Properties (1957) Ltd. Since 2000 Mr. Vidman is the Revlon Representative in Israel and serves as a Mr. Vidman is also a member of the Board of Directors and a member of Executive Committee of the Jerusalem Foundation. He also serves as a member of the Board of Governors and the Chairman of the Endowment Fund Committee and Chairman of the assets Company of the Hebrew University. Previously he held various positions at the Ministry of Education and Culture. From 1978 until 1983 Mr. Vidman served as the Deputy Accountant General in the Ministry of Finance. From 1983 until 1990 he served as the President and Chief Financial Officer of Aryt Optronics Ltd., a hi-tech company which developed optics and laser applications for military and medical use. From 1990 until 1999 Mr. Vidman was the Managing Director of Revlon Israel and until March 1999 he served as a director of Koor Industries and Chairman of its Investment Committee. He also served as Chairman of the Executive Committee of Africa-Israel Ltd. and as the Chairman of the Board of Directors of Africa-Israel Hotels.

Termination of Office

        Professor Ben-Zion Zilberfarb served as a external director under the Companies Law until February 2006.

Senior Management

Name of Officer	Age	Position

Amikam Cohen	57	Chief Executive Officer
David Avner	54	Deputy Chief Executive Officer and Chief Operating Officer
Alan Gelman	50	Chief Financial Officer
Iris Beck	40	Vice President, Marketing
Chaim Beker	61	Vice President, Operations
Alon Berman	45	Vice President, Technologies
Adi Biran	62	Vice President, Regulation and New Business Development
Michal Dana	50	Vice President, Human Resources and Operations (from May 2006)
Dan Eldar	52	Vice President, Carrier, International and Investor Relations
Amnon Gideon	53	Vice President, Human Resources and Operations (until April 30, 2006)
Zion Ginat	46	Vice President, Customers
Roly Klinger	46	Vice President, Chief Legal Counsel and Joint Company Secretary
Edith Shih	53	Joint Company Secretary

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

        David Avner was appointed Deputy CEO in April 2005 and COO in January 2006. Prior to joining the Company, Mr. Avner served as Senior Vice President of Operations and Member of the executive management at Amdocs Limited. Previously, he served at Amdocs as Group President Europe and LATAM & Member of Management. Prior to that, Mr. Avner served at Strauss Dairy Ltd. for 17 years, the last four as General Manager of the Dairy Division. He was also the General Manager of Strauss Ice Creams Ltd., and Manager of Information Systems at Strauss Dairy Ltd. Mr. Avner also served as Active Director of Yotvata Dairies Subsidiary since 1998. He holds a Bachelor of Arts degree in Mathematics/Computer Sciences and Philosophy from Haifa University in Israel and an MBA degree from the Technion, Israel Institute of Technology.

        Alan Gelman was appointed Chief Financial Officer of Partner in January 2001. For the three years prior to joining Partner, Mr. Gelman served as Chief Financial Officer and Vice President of Barak ITC, one of Israel’s providers of international voice, data and internet services. From 1994 to 1997, Mr. Gelman served as the Controller for Cellcom Israel Ltd. Mr. Gelman holds a Bachelor’s degree in Accounting from Queens College in New York and an MBA from Hofstra University in New York. Mr. Gelman is licensed as a Certified Public Accountant in the USA (New York) and in Israel. Mr. Gelman was nominated as Chief Financial officer by Advent, with the approval of our Board, pursuant to the relationship agreement described in “Item 7B. Major shareholders and Related Party Transactions–Related Party Transactions–Relationship Agreement.”

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

        Alon Berman was appointed Vice President, Technologies in October 2004. Mr. Berman joined Partner as Deputy VP of Engineering in the Technologies division at the end of 2002, after serving 20 years in the Israeli Defense Forces, rising to the rank of Colonel and Head of Technical Department in the Communications Corps. Mr. Berman holds a bachelor degree in Electronic Engineering from the Technion – Israel Institute of Technology (1982), a Master Degree in Electronic Engineering (1991) and MBA (1994) from Tel Aviv University.

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

        Michal Dana will join Partner as Vice President, Human Resources and Operations in May 2006. She worked at Amdocs since 2002, where she served first as the Director of Human Resources for Amdocs’ European and Latin American division, and from 2005 as the Vice President of Human Resources, overseeing the worldwide customer business group for all human resource activities in Europe, Asia Pacific, and Latin America. From 2000 to 2002, Ms. Dana served as the Vice President of Human Resources for Bungee Communications, a start-up wireless broadband telecommunications company. Before that, she served from 1999-2000 as the Director of Human Resources for the Carmel Containers Systems Group, from 1996-1999 as the Director of Human Resources for the Caesarea Development Corporation, and from 1980-1996 as the Senior Human Resource Consultant for Pilat international consulting group. She holds a B.A. in Social Science from the Open University in Israel.

        Dan Eldar serves as Vice President, Carrier, International and Investor Relations for Partner. He is also responsible for strategic planning. Dr. Eldar joined Partner in April 1998. Since 1989, Dr. Eldar has served as the managing director of an Israeli consulting firm specializing in strategic planning, negotiation and project management. Dr. Eldar has managed many large-scale projects in the telecommunications and semiconductor industries, as well as in other areas. He holds PhD and M.A. degrees from Harvard University and M.A. and B.A. degrees from the Hebrew University, Jerusalem.

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

        Zion Ginat was appointed Vice President, Customers (Sales and Customer Service) in January 2005. Mr. Ginat joined Partner in 2002 as Deputy VP, Sales Division and in 2004 was appointed as Deputy VP, Customer Service Division. Prior to joining Partner, Mr. Ginat served as General Manager of Tecnomatix-Asia Pacific, VP Sales and Marketing of Tadiran Appliances Ltd. Israel and as Managing Director of a subsidiary of Koor Trade. Mr. Ginat holds a Bachelor’s degree and a Master’s degree in Mechanical Engineering from Tel Aviv University.

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

        Edith Shih has been the Joint Company Secretary of Partner since July 1998. Ms. Shih has been a senior manager of Hutchison Whampoa Limited since 1991, its Head Group General Counsel since 1993 and its Company Secretary since 1998. She is currently an executive director and the Company Secretary of Hutchison Harbour Ring Limited, an executive director of Hutchison International Limited and director of various Hutchison group companies. She is also the Company Secretary of Hutchison Telecommunications International Limited and the Joint Company Secretary of Hutchison Telecommunications (Australia) Limited. She holds a Bachelor of Science and a Master of Arts degree from the University of the Philippines, a Master of Arts and a Master of Education degree from Columbia University, New York. She is qualified to practice law in Hong Kong, England and Wales and Victoria, Australia, and is a fellow of both the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Chartered Secretaries.

        Except as disclosed above, none of the above directors or members of senior management has any family relationship with any other director or senior manager of the Company. Senior managers, except for the Chief Financial Officer, as disclosed above, are selected by the CEO with the approval of the Board for an indefinite term of office and may be removed by the Board at any time.

6B. Compensation

        The aggregate compensation paid, and benefits in kind granted to or accrued on behalf of all our directors and senior managers for their services in all capacities during the year ended December 31, 2005 was approximately NIS 23 million ($5 million). In 2005 options were granted to our senior management under the 2004 Employee Stock Option Plan to purchase up to 375,000 of our ordinary shares at an exercise price of NIS 30.73 and NIS 33.72 per share. These options will expire in December 2014, subject to earlier expiration upon the termination of employment under certain circumstances. For more information, see “Item 6E. Directors, Senior Management and Employees–Share Ownership–2004 Employee Stock Option Plan”. Included in the above, the total amount set aside or accrued to provide pension, retirement or similar benefits on behalf of all our directors and senior managers during the year ended December 31, 2005 was approximately NIS 0.8 million ($0.2 million).

6C. Board Practices

        References in this annual report to “external directors” are to those directors who meet the definition of external directors under the Companies Law, and references in this annual report to “independent directors” are to those directors who meet the definition of independence under applicable listing requirements of Nasdaq.

Terms of Directors

        Directors are elected at the annual shareholders meeting to serve for three years, in the case of external directors under the Companies Law, or until the next annual meeting of the shareholders, in the case of other directors; or until their respective successors are elected and qualified, whichever occurs first. An extraordinary meeting of the Company may elect any person as a director to fill an office which became vacant, or to serve as an external director or an independent director, or if the number of the members of the Board of Directors is less than the minimum set in the Articles of Association. Any director elected in such manner (excluding an external director) shall serve in office until the coming annual meeting. The Articles of Association also provide that the Board, with the approval of 75% of the directors, may appoint an additional director to fill a vacancy. The Company’s Articles of Association provide that the Board may delegate all of its powers to committees of the Board as it deems appropriate, subject to the provisions of the Companies Law. No director has a service contract with the company or its wholly-owned subsidiaries providing for benefits upon termination of employment. Officers of Partner serve at the discretion of the Board or until their successors are appointed. See “Item 4. Information on the Company – 4B. Business Overview – Regulation – Our License.” for description of additional requirements of the composition of our Board of Directors and the appointment of its members.

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

External Directors under the Companies Law

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

        The Companies Law further requires that at least one external director have financial and accounting expertise, and that the other external director(s) have professional competence, as determined by the company’s board of directors. Under recently enacted regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the company’s business.

        Dr. Michael Anghel and Moshe Vidman are our external directors under the Companies Law.

Financial Experts under the Companies Law

        In accordance with the Companies Law, Partner has determined that the minimum number of directors with “accounting and financial expertise” that Partner believes is appropriate, in light of the particulars of Partner and its activities, is three. Under the Companies Law, only one of such “experts” is required to be an external director.

Executive Committee

        Our Executive Committee was nominated by the Board of Directors on July 15, 1998. Our Executive Committee comprises members who are directors appointed by the Board of Directors from time to time. Subject to the provisions of the Companies Law, the Executive Committee is authorized to make all major decisions relating to the business affairs of Partner. The Executive Committee is authorized by the Board of Directors to approve contracts, commitments and other transactions up to a value determined by the Board of Directors from time to time. Ting Chan, Erez Gissin, Dennis Lui, Pesach Shachar, and Moshe Vidman are members of our Executive Committee.

Audit Committee

        The Companies Law requires public companies, including Partner, to appoint an audit committee comprised of at least three board members, including all the company’s external directors. The chairman of the board, any director employed by the company or granting services to the company on a permanent basis, any controlling shareholder or any relative of a controlling shareholder may not be a member of the audit committee. The responsibilities of our audit committee under the Companies Law include identifying irregularities in the management of the company’s business and approving related party transactions as required by law.

        Pursuant to the rules of the Securities and Exchange Commission, or SEC, and the listing requirements of the Nasdaq National Market, we are required to establish an audit committee consisting only of members who are independent of management, as defined by SEC rules and Nasdaq listing requirements. In accordance with the SEC and Nasdaq requirements, our audit committee is directly responsible for the appointment, compensation and oversight of our independent auditors.

        The Board has determined that Moshe Vidman is an “audit committee financial expert” as defined by applicable SEC regulations. See “Item 16A. Audit Committee Financial Expert” below.

        Our audit committee consists of three board members, Moshe Vidman, Erez Gissin, and Dr. Michael Anghel, all of which meet Nasdaq’s definition of independent directors, and two of whom (Moshe Vidman and Dr. Michael Anghel) meet the Companies Law’s definition of external directors. None of them is an affiliated person of Partner or has received any consulting, advisory or other compensatory fee from Partner, other than in their capacity as directors of Partner.

Compensation Committee

        Our compensation committee consists of three board members, of which one is an external, independent director. Subject to the requirements of the Companies Law, the compensation committee is responsible for evaluating and recommending to the board (and to the audit committee, if so required under any applicable law) the total compensation package for the Company’s Chief Executive Officer and all other officers; reviewing the results and procedures for the evaluation of the performance of other officers by the Company’s Chief Executive Officer; making recommendations to the Board regarding any long-term incentive compensation or equity plans; and supervising the administration of the plans and periodically reviewing a comprehensive statement of executive compensation policy. Dennis Lui and Moshe Vidman, and Ting Chan are members of the compensation committee.

Security Committee

        Pursuant to an amendment to our license from April 2005, a new board committee has been formed to deal with security matters. Only directors with the required clearance and those deemed appropriate by Israel’s General Security Service may be members of this committee. The committee must consist of at least four members, who are subject to the clearance required from the Israeli General Security Service and at least one external director. Where any matter requires a board’s resolution and it is a security matter, then the committee should be authorized to discuss and to resolve such security matter and the resolution should bind the Company. However, in cases where the security matter concerned is a transaction with a related party, the transaction should be submitted for approval in accordance with the requirements of the applicable U.S law, the Israeli Companies Law and any other applicable laws, provided that, in any case, only directors with security clearance can participate in any forum which will deal with security matters. On April 12, 2005, our Board of Directors approved the formation of the Security Committee to consist of four Israeli directors, which are subject to Israeli security clearance and security compatibility to be determined by the General Security Service. Uzia Galil, Pesach Shachar, and Moshe Vidman are members of the Security Committee, subject to clearance by the Israeli General Security Service and one position on the security committee is currently vacant.

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

Approval of Related Party Transactions

        Generally, under the Companies Law the compensation of an Office Holder who is a director, or the compensation of an Office Holder who holds a controlling interest in the company, requires the approval of the audit committee, the Board of Directors and the general meeting of the shareholders of the company. The Companies Law also requires that a transaction between the company and its Office Holder and also a transaction between the company and another person in which an Office Holder has a personal interest, requires the approval of the Board of Directors if such transactions are not extraordinary transactions, although, as permitted by law and subject to any relevant stock exchange rule, our Articles of Association allows the audit committee to approve, without the need for approval from the Board of Directors. If such transactions are extraordinary transactions (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or is likely to have a material impact on the company’s profitability, assets or liabilities), in addition to audit committee approval, the transaction also must be approved by our Board, and, in certain circumstances, the shareholders of the company at a general meeting. Under the Companies Law, an extraordinary transaction between a public company and a person having control of the company or an extraordinary transaction between a public company and another person, in which a controlling member has a personal interest, must be approved by the audit committee, the Board of Directors and a meeting of the shareholders, provided that either: (a) the majority of shares voted at the meeting, including at least one third of the shares voted by shareholders who do not have a personal interest in the matter and who are present at the meeting, are voted in favor of such arrangement (abstentions shall not be included in the total of the votes) or (b) the total number of shares of the shareholders referred to in clause (a) voting against such arrangement does not exceed one percent of the aggregate voting rights of the company.

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

Indemnification

        Our Articles of Association provide that Partner may indemnify an officer or director of Partner to the fullest extent permitted by the law. Without derogating from the foregoing, our Articles of Association specifically provide that Partner may indemnify an officer or director of Partner for liability or expense he incurs or that is imposed upon him as a result of an action or inaction by him (or together with other officers of Partner) in his capacity as an officer or director of Partner as follows:

(1)	any financial liability incurred by, or imposed upon the officer or director in favor of a third party in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by the court; or

(2)	reasonable litigation expenses, including legal fees, incurred by the officer or director or which he was ordered to pay by the court:

(a)	in the context of proceedings filed against him by Partner or on Partner’s behalf or by a third party, or

(b)	in a criminal proceeding in which he was acquitted, or

(c)	in a criminal proceeding in which he was convicted of a felony which does not require a finding of criminal intent.

(3)	reasonable litigation expenses, including legal fees, incurred by the officer or director due to such investigation or proceeding conducted against him by an authority authorized to conduct an investigation or proceeding, relating to an offense which does not require criminal intent, within the meaning of the relevant terms in any law, and which:

(a)	ended without filing of an indictment against him and without the imposition of a financial liability as a substitute for a criminal proceeding, or

(b)	ended without filing of an indictment against him but for which he was subject to a financial liability as a substitute for a criminal proceeding ; or

(4)	any other liability or expense in respect of which it is permitted or will be permitted under applicable law to indemnify an officer of Partner.

        Our Articles of Association also permit us to undertake in advance to indemnify an officer or director with respect for items (2) and (3) above, or any other matter permitted by law. Our Articles of Association also permit us to undertake in advance to indemnify an officer with respect to item (1) above, provided however, that the undertaking to indemnify is restricted to events which in the opinion of the Board of Directors are anticipated in light of Partner’s activities at the time of granting the obligation to indemnify, and is limited to a sum or measurement determined by the Board of Directors to be reasonable in the circumstances. The undertaking to indemnify must specify the events that, in the opinion of the Board of Directors, are expected in light of the Company’s actual activity at the time of grant of the indemnification and the sum or measurement that the Board of Directors determines to be reasonable in light of the circumstances. Our Articles of Association also permit us to indemnify an officer or director after the fact for all kinds of events, subject to applicable law.

        In no event may Partner indemnify an officer or director for:

(1)	a breach of the duty of loyalty toward Partner, unless the officer or director acted in good faith and had reasonable grounds to assume that the action would not harm Partner;

(2)	a breach of the duty of care if it was made intentionally or recklessly;

(3)	an intentional act which was done to unlawfully yield a personal profit; or

(4)	criminal fine or penalty imposed on him.

        We have undertaken to indemnify our directors and officers, subject to certain conditions for (a) any financial obligation that is incurred by or imposed on such person in accordance with a judgment, including a judgment given in a settlement or judgment of an arbitration approved by the court, provided that such liability pertains to one or more events specified in the letter of indemnification, which in the opinion of the board of directors are anticipated in light of Partner’s activities at the time of granting the indemnification undertaking; (b) reasonable litigation expenses, including legal fees, that were incurred by such person or which the court obligates such person to pay in the context of a proceeding against such person that has been filed by us, on our behalf or by a third party, or in a criminal proceeding in which such person is acquitted or convicted, for an offense that does not require a finding of criminal intent; and (c) reasonable litigation expenses, including legal fees that were incurred by such person due to an investigation or proceeding conducted against such person by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment and without the imposition of a financial liability as a substitute for a criminal proceeding, or which ended without the filing of an indictment but with the imposition of financial liability as a substitute for a criminal proceeding relating to an offense that does not require criminal intent. The aggregate indemnification amount payable by us to all of the officers and directors pursuant to all letters of indemnification issued or that may be issued in the future shall not exceed the higher of (i) 25% of shareholders equity and (ii) 25% of market capitalization, each measured at the time of indemnification.

        We are participating in a new directors’ and officers’ liability insurance policy procured by our controlling shareholder, Hutchison Telecom, insuring our directors’ and officers’ liability and our undertaking to indemnify them, in respect of certain matters permitted by the Companies Law. The new policy includes coverage in respect of our directors’ and officers’ liability. The new policy, which replaced as of November 1, 2005 our previous directors’ and officers’ liability insurance, provides for coverage in an aggregate amount for Hutchison Telecom and its participating subsidiaries, including Partner, of up to US$100 million. Our participation in the annual premium for the new policy is expected to be substantially lower than the annual premium we paid for our previous policy which was approximately US$2 million, should Hutchison Telecom or its affiliates decide to debit their subsidiaries of their respective share of the premium paid for the new policy.

6D. Employees

        At December 31, 2005, we had 3,403 employees on full time equivalent basis, compared with 3,164 at December 31, 2004 and 2,769 at December 31, 2003. The number of employees for 2005, 2004, and 2003, divided by their activity, was as follows:

	December 31
	2005	2004	2003

Customer service	1,971	1,634	1,565
Engineering	442	416	410
Sales and sales support	438	512	206
Information technology	114	113	118
Marketing and Content	103	99	135
Finance	71	71	72
Human resources and Security and Fraud Prevention	89	90	68
Remaining operations	175	229	195
TOTAL	3,403	3,164	2,769

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

6E. Share Ownership

        As of December 31, 2005, our directors and senior managers beneficially owned an aggregate of 1,392,938 or approximately 0.91%, of our outstanding ordinary shares. No individual director or senior manager beneficially owns 1% or more of our outstanding ordinary shares.

        As of December 31, 2005, our senior managers, in the aggregate, held options to purchase up to 2,652,522 of our ordinary shares. No individual senior manager holds options to purchase 1% or more of our outstanding ordinary shares. Of these options, 46,668 have an exercise price of $0.343 and will expire after the eighth anniversary date of the commencement of the vesting schedule with respect to the options, subject to earlier expiration upon the termination of the option-holder’s employment under certain circumstances. An additional 580,854 of these options have an exercise price of between NIS 20.45 and NIS 22.23. The remaining 2,025,000 of these options have an exercise price of between NIS 26.74 and NIS 33.72

        Until November 2003, we granted options to our senior managers and other employees pursuant to our 1998 and 2000 Employee Stock Option Plans described below. In November 2003 we amended our stock option plans to conform with recent changes in the Israeli Income Tax Ordinance (New Version), 1961. As a result, any grants of options after November 2003 are subject to the terms of our 2000 Employee Stock Option Plan as so amended, referred to as the 2003 Amended Plan. In addition, in 2004 and 2005 we granted options to our managers and other employees pursuant to the 2004 Employee Stock Option Plan.

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

        The 1998 Plan currently authorizes the issuance of options to purchase up to 5,104,167 ordinary shares. As of December 31, 2005, 5,505,557 options had been granted pursuant to the 1998 Plan (including reissuance of options that had been forfeited), of which options to purchase 4,475,942 ordinary shares had been exercised under the 1998 Plan. As of December 31, 2005, options to purchase 432,474 ordinary shares were outstanding, and 195,751 were available for grant. The exercise prices of the outstanding options range from $0.343 per share to fair market value at the date of grant. The fair market value was determined on the basis of the average closing sale price of our ordinary shares during the 30 trading days prior to the date of grant.

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

        The 2000 Plan authorizes the issuance of options to purchase up to 4,472,222 ordinary shares. In November 2003, 419,930 options under this plan were transferred to the 2003 Amended Plan. As of December 31, 2005, 5,317,555 options had been granted pursuant to the 2000 Plan (including reissuance of options that had been forfeited or expired), of which options to purchase 2,223,891 ordinary shares had been exercised. As of December 31, 2005, options to purchase 1,583,581 ordinary shares were outstanding, and 244,820 were available for grant. The exercise prices of the outstanding options range from NIS 17.25 – NIS 27.35, which represent the fair market value as of the date of grant, measured on the basis of the average closing sale price of our ordinary shares during the 30 trading days prior to the date of grant.

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

        In connection with the adoption of the 2003 Amended Plan, we received an exemption from the requirement set out in Nasdaq’s Marketplace Rule 4350(i)(1)(A) that listed companies receive shareholder approval when certain stock option or purchase plans are to be established or materially amended, or certain other equity compensation arrangement made or materially amended. This exemption was granted based on the fact that the Nasdaq requirement is inconsistent with applicable Israeli legal requirements, which require approval from a company’s board of directors upon the establishment or amendment of such a plan unless directors or controlling partners participate in the plan.

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

        As of December 31, 2005, 195,000 options were outstanding and 224,930 options were available for grant under the 2003 Amended Plan.

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

2004 Employee Stock Option Plan

        Under the 2004 Share Option Plan, as amended to date, 5,775,000 ordinary shares are reserved for issuance upon the exercise of 5,775,000 options to be granted without consideration. The options will be granted to employees under the provisions of the capital gain’s tax route provided for in Section 102 of the Israeli Income Tax Ordinance. The options vest in four equal annual batches, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will be fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

        In connection with the adoption of the 2004 Share Option Plan, we received an exemption from the requirement set out in Nasdaq’s Marketplace Rule 4350(i)(1)(A) that listed companies receive shareholder approval when certain stock option or purchase plans are to be established or materially amended, or certain other equity compensation arrangement made or materially amended. This exemption was granted based on the fact that the Nasdaq requirement is inconsistent with applicable Israeli legal requirements, which require approval from a company’s board of directors upon the establishment or amendment of such a plan unless directors or controlling partners participate in the plan.

        The 2004 Plan is administered by the Compensation Committee of the Board of Directors. Subject to the restrictions of the Companies Law, the Compensation Committee is authorized, among other things, to exercise all the powers and authorities, either specifically granted to it under the 2004 Plan or necessary or advisable for the administration of the 2004 Plan.

        If an option holder’s employment with us is terminated because of his willful and continued failure to perform his duties and obligations to us or his willful engaging in misconduct injurious to us such that, in each case, the actions or omissions of the participant are sufficient to deny the participant a severance payment under the Israeli Severance Payment Law, 1963, his options will expire upon termination of employment. If an option holder’s employment with us is terminated by us for any other reason, he may exercise his vested options during the remainder of their exercise period. If an option holder’s employment is voluntarily terminated by the option holder (other than by reason of retirement, death or disability), he may exercise his vested options during the 90-day period following the later of the date of termination and the date upon which the resulting shares may be freely sold. If an option holder’s employment with us is terminated as a result of the retirement, death or disability of the option holder, he may exercise his vested options and the pro rata portion of options scheduled to vest in the year of termination during the remainder of their exercise period.

        The Board of Directors may amend the 2004 Plan, subject to other sections of the Plan and the rules and/or regulations of any stock exchange applicable from time to time to the Company, by reason of their applicability to its shareholders or otherwise;  provided, that the shareholders of the Company must approve (i) provisions of the plan relating to the matters set out in Rule 17.03 of Chapter 17 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Ltd , as amended from time to time, that are altered to the advantage of Participants, (ii) any alterations to the terms and conditions of the Plan which are of a material nature or to the Options granted (except where the alterations take effect automatically under the existing terms of the Plan); and (iii) any change to the authority of the Board of Directors of the Company or the Compensation Committee in relation to any alteration to the terms of the Plan.

        The Board of Directors may, at any time and from time to time, terminate the 2004 Plan in any respect, subject to any applicable approvals or consents that may be otherwise required by law, regulation or agreement, including by reason of their applicability to the shareholders or otherwise, and provided that no termination of the 2004 Plan shall adversely affect the terms of any option which has already been granted.

        As of December 31, 2005, 5,614,000 options had been granted to Company’s employees pursuant to the 2004 Plan (including options that had been forfeited or expired), of which 257,500 options had been exercised. As of December 31, 2005, options to purchase 4,855,750 shares were outstanding and 661,750 options were available for grant under the 2004 Plan.

        The NIS denominated exercise price per share of the options is equal to the average market price of the Company’s shares for the 30 trading days preceding the day on which the options are granted, less 15%.

        Due to requirements of The Stock Exchange of Hong Kong Ltd., where the securities of our controlling shareholder, Hutchison Telecom, are listed, we cannot grant additional options under the 2004 Plan until the shareholders of Hutchison Telecom approve the 2004 Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

        The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of March 31, 2006 with respect to each person who we believe to be the beneficial owner of 5% or more of our ordinary shares. Except where otherwise indicated, we believe, based on information furnished to us by the principal shareholders, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares. None of our major shareholders has any different voting rights than any other shareholder.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percent of Outstanding Ordinary Shares Beneficially Owned

Hutchison Telecommunications
International Limited (1)
20/F Hutchison Telecom Tower
99 Cheung Fai Rd
Tsing Yi
Hong Kong	78,940,104	51.60%
Hutchison Whampoa Limited(2)
22/F Hutchison House
10 Harcourt Road
Central Hong Kong	78,940,104	51.60%
Cheung Kong (Holdings) Limited (3)
7/F Cheung Kong Center
2 Queen's Road Central
Hong Kong	78,940,104	51.60%

(1)	Based on publicly available SEC filings by Hutchison Telecommunications International Limited, or Hutchison Telecom, Advent Investments Pte Ltd., or Advent, Hutchison Telecommunications International (Netherlands) B.V., or Hutchison (Netherlands), and Cheung Kong (Holdings) Limited, or Cheung Kong. Hutchison Telecom, a company whose ordinary shares are listed on the Hong Kong Stock Exchange and ADSs are listed on the New York Stock Exchange, Inc. owns Partner shares through two indirect subsidiaries, Advent and Hutchison (Netherlands), which own approximately 62,621,184 and 16,318,920 ordinary shares of Partner, respectively. Advent, incorporated in Singapore, is an indirect wholly-owned subsidiary of Hutchison Telecom, owned through a chain of wholly-owned subsidiaries as follows: Advent is owned by Amber International Holdings Inc., which is owned by Hutchison Telecommunications International (Cayman) Holdings Limited, which is owned by Hutchison Telecom. Hutchison (Netherlands) is also an indirect wholly-owned subsidiary of Hutchison Telecom, owned through a chain of wholly-owned subsidiaries as follows: Hutchison (Netherlands) is owned by Hutchison Telecommunications (Cyprus) Limited, which is owned by Amber International Holdings Inc., which is owned by Hutchison Telecommunications International (Cayman) Holdings Limited, which is owned by Hutchison Telecom.

(2)	Based on publicly available SEC filings by Hutchison Telecom, Advent, Hutchison (Netherlands), and Cheung Kong, Hutchison Whampoa Limited, or HWL, a company listed and traded on the Hong Kong Stock Exchange, owns Partner shares through its direct wholly owned subsidiary Hutchison International Limited, which in turn directly holds 100% of Hutchison Telecommunications Limited, which in turn directly holds 100% of Hutchison Telecommunications Investment Holdings Limited, or HTIHL, which in turn directly holds approximately 45.8% and through its wholly owned subsidiary, New Brilliant Holdings Ltd., indirectly holds approximately 4.0% of the total outstanding ordinary shares of Hutchison Telecom, which indirectly owns 78,940,104 of the ordinary shares of Partner. Based on publicly available SEC filings by Orascom Telecom Holding S.A.E., an Egyptian company (“Orascom Telecom”) and through its direct wholly owned subsidiary, Orascom Telecom Eurasia Limited (“Orascom Eurasia”), a BVI company holds approximately 19.3% of Hutchison Telecom’s total outstanding share capital and, subject to the receipt of consent from the Ministry of Communications, Orascom Eurasia may acquire a number of additional shares that represents approximately 3.69% of Hutchison Telecom’s total outstanding shares. See “Item 3. Key Information — 3D. Risk Factors – Our telecommunications license imposes certain restrictions on who can own our shares. If these restrictions are breached, we could lose our license.” HTIHL, HWL, Orascom Telecom, and Orascom Eurasia are parties to a shareholders agreement relating to, among other things, the nomination of certain members of the Board of Directors of Hutchison Telecom.

(3)	Based on publicly available SEC filings by Hutchison Telecom, Advent, Hutchison (Netherlands), and Cheung Kong, Cheung Kong, through its indirect ownership of approximately 49.97% of the issued shares of HWL and its indirect ownership of 52,092,587 ordinary shares of Hutchison Telecom, may be deemed to have sole voting and dispositive power over the ordinary shares of Partner beneficially owned by HWL and Hutchison Telecom. However, as stated in its Schedule 13D, pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of such ordinary shares of Partner.

Controlling Shareholders

        Partner is controlled by Hutchison Telecom. For more information about the form of its holdings and the main shareholder in Hutchison Telecom, see the shareholder ownership table above and the corresponding footnotes. She also “-Relationship Agreement” below for a description of the Restatement of the Relationship Agreement among Hutchison and the founding Israeli shareholders.

Significant Changes in Holdings of Major Shareholders During the Past Three Years

        The following is a description of the significant changes during the last three years in the percentage ownership held by our major shareholders:

—	On September 17, 2004, Hutchison (Amsterdam) transferred 16,318,920 shares of Partner to Advent, which transferred them to Hutchison (Netherlands).

—	On April 20, 2005, we repurchased approximately 33.3 million shares from our Israeli founding shareholders, as follows: 12,765,190 shares from Elbit, 9,359,915 shares from Eurocom, 7,783,444 shares from Matav Investments and 3,409,384 shares from Polar Communications Ltd. as described in “Item 7B. Related Party Transactions –Repurchase of Shares from Founding Israeli Shareholders”. As a result the shareholdings of Hutchison Telecom increased to 52.15% at completion of the transactions.

Other

        On March 2, 2006, 11,728,993 ADSs (equivalent to 11,5728,993 ordinary shares or approximately 7.67% of the total outstanding ordinary shares) were outstanding and held of record by 25 registered holders in the United States. Additionally, on March 2, 2006, there were approximately eight holders of record of our ordinary shares. Of these holders, none had a registered address in the United States, although certain accounts of record with registered addresses other than in the United States may hold our ordinary shares, in whole or in part, beneficially for United States persons. We are aware that many ADSs and ordinary shares are held of record by brokers and other nominees and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs and ordinary shares, or the number of ADSs and ordinary shares beneficially held by such persons.

        As described above, we are controlled by Hutchison Telecom. As far as we know, there are no arrangements that might result in a change in control of our Company. See footnote (2) to the table above for a description of the acquisition by Orascom Telecom of an interest in Hutchison Telecom.

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

        The founding Israeli shareholders, Matav Investments Ltd., a wholly-owned subsidiary of Matav, and Advent and Hutchison (Netherlands) , the subsidiaries of Hutchison Telecom holding Partner’s shares, further amended and restated the Relationship Agreement on April 20, 2005 and, among other changes, eliminated any obligation of the parties to vote for each other’s directors nominations. The following description relates to the Relationship Agreement as in effect as of the date of filing of this Annual Report.

License/Required Israeli and Founding Shareholder Percentages

        The parties to the Relationship Agreement have agreed that they shall at all times comply with the terms of our license requiring that our founding shareholders or their approved substitutes hold in aggregate at least 26% of the means of control of Partner, and that our Israeli founding shareholders or their approved substitutes (from among the founding shareholders and their approved substitutes) hold at least 5% of the means of control of Partner. See “Item 4B. Information on the Company–Business Overview–Regulation–Our License–License Conditions.”

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

Transactions with Affiliates

        Until January 1, 2006 we operated under an unwritten arrangement with Eurocom Communications Ltd., one of our principal shareholders, pursuant to which Eurocom sold our services or distributed handsets in connection with their sale of Nokia handsets in four outlets and with a group of approximately 100 sales representatives who sell our services to private customers and small business customers. Eurocom received a commission for the activation of each handset that it sold to customers as one of our distributors and for the logistical support related to the supply of handsets.

        We currently purchase a portion of our Nokia handsets from Eurocom. In the year ended December 31, 2005, purchases from Eurocom constituted approximately 42% of all of our handset purchases.

        We believe that our distribution arrangement and handset purchases from Eurocom is on commercial, arms-length terms.

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

        We have a strong relationship with Hutchison Telecom, previously one of our principal shareholders and now our majority shareholder, and HWL, Hutchison Telecom’s major shareholder, and are working with them in connection with the development of products and services for UMTS third generation mobile communications. Hutchison Telecom and HWL are global leaders in UMTS third generation technology and, in particular the deployment and development of third generation cellular networks and products and services worldwide.

        We are participating in a new directors’ and officers’ liability insurance policy procured by Hutchison Telecom, insuring our directors’ and officers’ liability and our undertaking to indemnify them, in respect of certain matters permitted by the Companies Law. The policy provides for coverage in an aggregate amount for Hutchison Telecom and its participating subsidiaries, including Partner, of up to US$100 million. See “Item 6C. Board Practices — Indemnification.”

        In August 2002, we signed a Cost-Sharing Agreement, or the CSA, with certain members of the HWL group of companies for the joint acquisition and development of information technology platforms and software solutions, hardware, content and other services, in connection with the UMTS third generation business.

        The CSA allows us to participate in acquisition and development projects with other UMTS third generation companies within the HWL and Hutchison Telecom groups, and to benefit from the combined purchasing power and resources of the groups which include companies in Austria, Australia, Denmark, Hong Kong, Ireland, Italy, Sweden and the United Kingdom.

        As of December 31, 2005, we had given notice of our participation in seven joint contracts. We expect that our share in these contracts in financial terms (including our share of joint expenses and liabilities) is not material.

        We believe that the CSA gives us an advantage unavailable to our competitors. The CSA gives us an opportunity to maximize economies of scale and operational efficiencies for development and procurement activities associated with our 3G business. See Note 14(c) to our consolidated financial statements.

        In March 2005, we entered into a transaction with Hutchison Telephone Company Ltd., a subsidiary of Hutchison Telecom, and Research in Motion Ltd. (“RIM”) by which we became the operators of RIM’s Blackberry service in Israel.

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

        In 2004 we entered into an agreement with Goldmind, a subsidiary of Eurocom Communications, for the supply of content from its website through WAP. This agreement terminated in January 2006. In March 2005, we entered into an agreement with Cellular Center for Vehicles Ltd., a company wholly owned by Mr. Talmai Cohen, the brother of the company’s Chief Executive Officer, Amikam Cohen, for the sale, installation and maintenance of car kits in approximately 35 locations.

        We have roaming agreements with certain members of the Hutchison Telecom and HWL group of companies. The agreements which are with GSM, GPRS and 3GSM operators worldwide, enable our subscribers to roam abroad and enable other operator’s subscribers to roam on our network. These agreements are in the ordinary course of business and are on market terms.

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

        In November 2005, we entered into an agreement with H3G Procurement Services S.à.r.l., a subsidiary of HWL, for the purchase of LG Electronics Inc. U8330 3G UMTS handsets.

        In December 2005 we entered into a transaction with H3G Procurement Services S.à.r.l., a subsidiary of HWL, for the purchase of Motorola E1000 3G UMTS handsets.

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

Repurchase of Shares from Founding Israeli Shareholders

        On April 20, 2005, we repurchased approximately 33,317,933 million of our shares, pursuant to an offer that we received in February 2005 from our founding Israeli shareholders, Elbit, Eurocom, Polar. and Matav, who together held approximately 22.5% of our outstanding shares at that time. The purchased shares held by Elbit, Eurocom, Matav and Polar, represented approximately 18.1% of our then outstanding shares. As a result of the repurchase of these shares, the holdings of our largest shareholder, Hutchison Telecom, increased from approximately 42.84% to approximately 52.15% and the holdings of Elbit decreased to approximately 2.04%, the holdings of Eurocom decreased to approximately 1.5%, the holdings of Matav decreased to approximately 1.25% and the holdings of Polar decreased to approximately 0.55% of our then outstanding share capital.

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

ITEM 8. FINANCIAL INFORMATION

8A. Consolidated Financial Statements and Other Financial Information

        Audited financial statements for the three fiscal years ended December 31, 2005 are included under "Item 18. Financial Statements."

Legal and Arbitration Proceedings

        In addition to the legal proceedings discussed below, we are party to a number of legal and administrative proceedings arising in the ordinary course of our business. We do not expect the outcome of such matters in the aggregate to have a material adverse effect upon our business and financial condition, results of operations and cash flows.

        We have experienced difficulties in obtaining building permits from local authorities for the erection of antennas, particularly before the signing of the agreement in principle with the Union of Local Authorities in Israel. As a result, we, like other mobile telephone operators in Israel, have erected antenna sites without the issuance of a building permit from the relevant local or regional authority. As of December 31, 2005, approximately 30% of our antenna sites were operating without local building permits or applicable exemptions. A substantial portion of these are microsites. We believe that a portion of the sites operating without permits from local authorities do not require building permits under the Planning and Building Law. The erection of an antenna site without a required local building permit is a violation of the Planning and Building Law and, in some cases, has resulted in a demolition order being imposed on us and in the filing of criminal charges and civil proceedings by Israeli municipalities against us and our officers and directors.

        As of December 31, 2005, 292 criminal proceedings have been brought against us concerning the erection of antenna sites without building permits. 150 of those proceedings have also been brought against our officers and directors. 28 of those proceedings have been brought against us regarding failure to comply with demolition orders, of which six have been brought against our officers and directors and 27 have been settled. We are currently negotiating with the relevant local authority to reach a settlement regarding the relocation of affected sites or obtaining building permits for those sites. 275 of the criminal proceedings brought against us have been settled, with Partner, but not our directors or officers, admitting guilt and paying a fine, ranging from NIS 1,000 to NIS 80,000 per offense. The total amount of fines paid as of December 31, 2005, is approximately NIS2.3 million, with NIS 0.3 million of that paid during 2002, NIS 0.2 million of that paid during 2003, NIS 0.1 million of that paid during 2004, and NIS0.2 million of that paid during 2005. These settlements also resulted in the imposition of demolition orders for the relevant sites, the execution of which have been stayed for a period of time to allow us to obtain the necessary permits or to relocate the relevant antenna site. 143 of the criminal proceedings involving our officers and directors have been settled with no admission of guilt by any of the officers and directors. In addition, currently 72 administrative demolition order proceedings have been brought against us. Of these, 72 have been settled with the imposition of demolition orders, the execution of which has been stayed for a period of several months to allow us to obtain the necessary permits or to relocate the relevant antenna.

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

        On April 8, 2002, a claim was filed against us, together with a motion requesting certification as a class action, alleging a variety of consumer complaints. The amount of the claim against us is estimated at approximately NIS 545 million plus additional significant amounts related to other alleged damages. Only preliminary hearings have taken place. The Company submitted its response to the amended motion to certify the claim as a class action on August 1, 2005. A hearing is scheduled for May 16, 2006.

        At this stage, and until the claim is recognized as a class action, we and our legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made. In addition, we and our legal counsel are of the opinion that even if the request to recognize this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the above-mentioned amount. See Note 8b(1) to our consolidated financial statements.

        On April 13, 2003, a claim was filed against us and other cellular telecommunication companies, together with a request for certification as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million (or, according to the claimant’s response – NIS 100 million per year until March 1, 2005. We filed our response on October 1, 2003, and the claimants have filed their response to our response on July 12, 2005. A preliminary hearing took place on April 26, 2006. A motion to strike out parts of the plaintiff’s response is pending. Unless and until the claim is recognized as a class action, we and our legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made. See Note 8b(2) to our consolidated financial statements.

        Section 197 of the Building and Planning Law states that a property owner has the right to be compensated by a local planning committee for reductions in property value as a result of a new building plan. On January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of cell site permits by local planning and building councils upon indemnification, by the cellular operators, against reduction in property value. The Company provided to local authorities 24 letters of undertaking to provide such indemnifications for the benefit of the local authority within 30 days from the enactment of a law or a final court decision requiring such indemnifications. Management, based on the opinion of legal counsel, cannot at this date, determine the effect, if any, of the above letters of undertaking on the financial results and financial position of the Company. See Note 8b(4) to our consolidated financial statements.

        On April 4, 2006, a claim was filed against us, together with a motion requesting certification as a class action, alleging a variety of customer complaints relating primarily to our alleged breach of one of the Company’s tariff plans and the termination of such plan as well as the amendment of the terms of other tariff plans. The amount of the claim against us, should the claim is certified as a class action, is approximately NIS 18.9 million for all customers subscribed to six tariff plans which Partner allegedly changed during the last seven years. We are currently preparing our response to this motion.

        At this stage, no hearings have taken place, and unless and until the claim is recognized as a class action, we and our legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

Dividend Distribution Policy

        In the third quarter of 2005, our Board of Directors and shareholders approved the distribution of our first cash dividend. See “Item 3D. Key Information–Risk Factors–We cannot assure that we will distribute dividends in the future, nor the amounts of any such dividends.”

        A recent amendment to our Articles of Association, in accordance with the Companies Law, allows for our Board of Directors to approve all future dividend distributions, without the need for shareholder approval. Until October 2005, we had never paid cash dividends to our shareholders. In addition, the terms of our credit facility restrict the amount of dividends we may pay to our shareholders. See “Item 5. Operation and Financial Review and Prospects–Liquidity and Capital Resources–Liquidity”. On April 20, 2005, we repurchased approximately 33.3 million shares from our founding Israeli shareholders, for a total purchase price of approximately NIS 1,074 million. See “Item 7B. Related Party Transactions–Repurchase of Shares from Founding Israeli Shareholders.”

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

ITEM 9. THE OFFER AND LISTING

9A. Offer and Listing Details

        Our capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange under the symbol “PTNR”. American Depositary Shares, or ADSs, each representing one of the Company’s ordinary shares are quoted on the Nasdaq National Market under the symbol “PTNR” and are traded on the London Stock Exchange under the symbol “PCCD”. The ADSs are evidenced by American Depositary Receipts, or ADRs, originally issued by JPMorgan Chase, as depositary under a Deposit Agreement, dated as of November 1, 1999, among the Company, JPMorgan Chase and registered holders from time to time of ADRs. ADSs were first issued in October 1999. Since March 2006 the Bank of New York has served as our depository.

        The table below sets forth, for the periods indicated, the reported high and low closing quotations, based on the Daily Official List of the London Stock Exchange, information supplied by the National Association of Securities Dealers, Inc., and information supplied by the Tel Aviv Stock Exchange.

	Nasdaq		London Stock Exchange		Tel Aviv Stock Exchange
	($ per ADS)		($ per ADS)*		(NIS per ordinary share)**
	High	Low	High	Low	High	Low

2001	7.13	3.50	7.10	3.53	37.85	17.73
First Quarter	7.13	4.25	7.10	4.25	-	-
Second Quarter	4.78	3.50	4.63	3.53	-	-
Third Quarter	6.80	3.89	6.95	4.15	37.85	17.73
Fourth Quarter	6.85	4.50	6.95	4.43	30.79	18.90
2002	7.55	3.55	7.38	3.78	33.92	17.26
First Quarter	7.55	4.70	7.38	4.70	33.92	21.29
Second Quarter	5.00	4.00	4.93	4.05	24.04	19.19
Third Quarter	4.77	3.86	4.68	3.88	22.53	18.51
Fourth Quarter	4.50	3.55	4.53	3.78	21.67	17.26
2003
First Quarter	3.70	2.56	3.58	2.68	17.03	12.45
Second Quarter	4.91	3.45	4.90	3.55	21.91	16.21
Third Quarter	6.11	4.90	5.95	4.85	27.25	20.96
Fourth Quarter	7.84	5.92	7.70	5.40	34.46	26.54
2004
First Quarter	8.49	7.41	8.20	7.58	37.99	33.44
Second Quarter	8.55	6.91	8.33	7.08	38.40	32.37
Third Quarter	7.77	6.36	7.88	6.50	34.96	29.11
Fourth Quarter	8.59	6.52	8.66	6.50	37.35	28.93
2005	9.60	7.13			41.82	32.70
First Quarter	9.60	8.05			41.82	35.28
Second Quarter	9.26	7.16			39.73	33.04
Third Quarter	9.00	7.13			39.74	32.70
Fourth Quarter	8.84	7.67	___	___	40.33	36.30

*     The data for the fourth quarter of 2004 is based on last trade reported to the London Stock Exchange. From January 1, 2005 through April 30, 2006, there were no trades of our ADS executed on the London Stock Exchange.

**     Our ordinary shares began trading on the Tel Aviv Stock Exchange on July 3, 2001.

Previous Six Months

	Nasdaq		London Stock Exchange		Tel Aviv Stock Exchange
	($ per ADS)		($ per ADS)*		(NIS per ordinary share)
	High	Low	High	Low	High	Low

November 2005	8.37	7.67			38.69	36.30
December 2005	8.41	7.77			39.00	36.53
January 2006	8.58	7.97			38.95	37.10
February 2006	7.72	7.20			36.39	33.85
March 2006	7.81	7.48	___	___	36.54	34.97
April 2006	8.50	7.67	___	___	38.80	35.63

*     As indicated above, from January 1, 2005 through April 30, 2006, there were no trades of our ADS executed on the London Stock Exchange.

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

Rights Attached to Shares

        Our registered share capital consists of a single class of 235 million ordinary shares, par value NIS 0.01 per share, of which 152,538,362 ordinary shares were issued and outstanding as of December 31, 2005, and 153,035,488 shares were issued and outstanding as of April 2, 2006. All outstanding ordinary shares are validly issued. On April 20, 2005, we repurchased 33,317,933 million ordinary shares from certain of our founding Israeli shareholders, as described above under “Item 7B. Related Party Transactions–Repurchase of Shares from Founding Israeli Shareholders”. These shares were cancelled. The rights attached to our ordinary shares are as follows:

Dividend Rights

        Holders of ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The Board of Directors may propose and approve distribution of a dividend with respect to any fiscal year only out of profits, in accordance with the provisions of the Companies Law. See “Item 10E. Additional Information–Taxation.”

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

        An ordinary resolution, such as a resolution for the election of directors, or the appointment of auditors, requires approval by the holders of a majority of the voting rights represented at the meeting, in person or by proxy, and voting thereon. Under our articles of association, resolutions such as a resolution amending our memorandum or articles of association or approving any change in capitalization, liquidation, changes in the objectives of the company, or the name of the company, or other changes as specified in our articles of association, requires approval of a special majority, representing the holders of no less than 75% of the voting rights represented at the meeting, in person or by proxy, and voting thereon.

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

        In order to comply with the conditions and restrictions imposed on us by the Ministry of Communications or under our License in relation to ownership or control over us, under certain events specified in our articles of association, the Board of Directors may determine that certain ordinary shares are dormant shares. According to our articles of association, dormant shares bear no rights as long as they are dormant shares, except for the right to receive dividends and other distributions to shareholders. Consequently, we have received an exemption from the requirement set out in Nasdaq’s Marketplace Rule 4351 that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the US Securities Exchange Act cannot be disparately reduced or restricted through any corporate action or issuance.

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

Annual and Extraordinary Meetings

        The Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. Notice of a general meeting must be sent to each registered shareholder within five days after the record date set by the Board of Directors for that meeting, unless a different notice time is required under applicable law or unless all shareholders who qualify to vote at the time approve in writing of a shorter notice period. An extraordinary meeting may be convened by the board of directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders holding in the aggregate at least 4.99% of our issued capital. An extraordinary meeting must be held not more than thirty-five days from the publication date of the announcement of the meeting. See “Item 10B. Rights Attached to Shares–Voting Rights.”

Limitations on the Rights to Own Our Securities

        For limitations on the rights to own our securities see “Item 4B. Information on the Company – Business Overview – Our License – License Conditions,” “ – Our Permit Regarding Cross Ownership” and “Item 10B. Rights Attached to Shares –Limitations on ownership and control.”

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

10C. Material Contracts

        On January 22, 2006, we signed an agreement with MED I.C. – 1 (1999) Ltd., a transmission and hosting company, to purchase its fiber-optic cable infrastructure comprising of a network of approximately 900 kilometers of submerged and terrestrial transmission fiber in Israel for approximately $14.8 million, subject to certain adjustments. We entered into this agreement in order to enable us to reduce our transmission costs as well as to provide our business customers with bundled services of transmission of data and voice. Completion of this transaction is subject to the satisfaction of various closing conditions, including approval by the Ministry of Communications.

        For information on our share repurchase, see “Item 7B. Related Party Transactions – Repurchase of Shares from Founding Israeli Shareholders.” For information on our redemption of the Notes due 2010, see “Item 5. Liquidity and Capital Resources.”

10D. Exchange Controls

        There are no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us and our wholly-owned subsidiaries, Partner Future Communications 2000 Ltd. and Partner Land-Line Communications Solutions (of which Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner), except or otherwise as set forth under “Item 10E. Additional Information – Taxation.”

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

Israeli Tax Reforms

        On July 24, 2002, the Israeli Knesset enacted income tax reform legislation, commonly referred to as the “2003 Tax Reform”. The 2003 Tax Reform has introduced fundamental and comprehensive changes into Israeli tax laws. Most of the legislative changes took effect on January 1, 2003. The 2003 Tax Reform has introduced a transition from a primarily territorial-based tax system to a personal-based system of taxation with respect to Israeli residents. The 2003 Tax Reform has also resulted in significant amendment of the international taxation provisions, and new provisions concerning the taxation of capital markets including the abolishment of currently “exempt investment routes” (e.g., capital gains generated by Israeli individuals from the sale of securities traded on the Tel-Aviv Stock Exchange). Under the 2003 Tax Reform legislation the Shares are no longer regarded and defined as “foreign traded securities” and thus certain associated Israeli tax aspects will accordingly be subject to change as discussed below.

        A relatively short time after the 2003 Tax Reform, the Israeli Parliament approved on July 25, 2005 an additional income tax reform legislation (the “2006 Tax Reform”) pursuant to the recommendations of a committee appointed by the Israeli Minister of Finance, which incorporated additional fundamental changes to Israeli tax law. The 2006 Tax Reform, inter alia, includes a gradual reduction of income tax rates for both individuals and corporations through 2010, and outlines a path towards uniformity in the taxation of interest, dividend and capital gains derived from securities. Most of the amendments to the tax law are effective as of January 1, 2006, subject to certain exceptions. Transition rules apply in certain circumstances.

        Various issues related to the 2003 Tax Reform and the 2006 Tax Reform remain unclear in view of the legislative language utilized and the lack of authoritative interpretations at this stage. The analysis below is therefore based on our current understanding of the new legislation.

General Corporate Tax Structure

        In accordance with the 2006 Tax Reform, the 34% corporate tax rate applicable in 2005 had been scheduled to be reduced to 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and beyond.

Special Provisions Relating to Taxation under Inflationary Conditions

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

        The Inflationary Adjustments Law is highly complex. Its principal features can be described as follows:

—	Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, and linked to the Israeli consumer price index. The unused portion that was carried forward may be deductible in full in the following year.

—	Where a company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable corporate business income but not to other income, such as capital gains.

—	Subject to specified limitation, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

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

Tax on Capital Gains of Shareholders

—	General. Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of our Shares by some of our shareholders (see discussion below). The Israeli Tax Ordinance distinguishes between “Real Gain” and “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the Israeli CPI between the date of purchase and the date of sale. In 2006, the Real Gain accrued at the sale of an asset that is purchased on or after January 1, 2003 is taxed at a 25% rate for corporations, and 20% rate for individuals. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale (i.e. if such shareholder holds directly or indirectly, including along with others, at least 10% of any means of control in the company, the tax rate will be 25%. However, the foregoing tax rates will not apply to (i) dealers in securities; and (ii) shareholders ho have acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Inflationary surplus that accrued after December 31, 1993, is exempt from tax.

Real Gains derived from the disposal after January 1, 2003 of an asset purchased prior to this date will be subject to capital gains tax at a blended rate. The regular corporate tax rate of 31% (for 2006) and a marginal tax rate of up to 49% for individuals will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at a 25% rate for corporations and 20% for individuals.

Generally, within 30 days of a transaction a detailed return, including a computation of the tax due should be submitted to the Israeli Tax Authorities and a tax advance amounting to the tax liability arising from the capital gain is payable. At the sale of traded securities, the aforementioned detailed return may not be submitted and the tax advance should not be paid, if all tax due was withheld at the source according to applicable provisions of the Israeli Tax Ordinance and regulations promulgated thereunder. Capital gains are also reportable on annual income tax returns.

—	Taxation of Israeli Residents. In July 2001 our ordinary shares were listed for trading on the Tel Aviv Stock Exchange. As a result of our dual listing and due to the 2003 Tax Reform (inclusion of new provisions concerning the taxation of capital markets) and that since our ordinary shares are no longer considered “foreign traded securities”, the tax treatment of our shareholders under Israeli law has changed.

        The following is a summary of the most significant Israeli capital gains tax implications arising with respect to the sale of our Shares by shareholders who are not engaged in the business of trading securities. As demonstrated below, the timing of that the shareholder’s purchase of the shares will determine the tax outcomes in this regard.

Sale of shares purchased after January 1, 2003

Individuals

        A shareholder will generally be subject to tax at 20% rate on realized real capital gain. To the extent that the shareholder claims a deduction of financing expenses, the gain will be subject to tax at a rate of 25% (until otherwise stipulated in bylaws that may be published in the future).

Corporations

Corporations that are subject to the Inflationary Adjustments Law

        The shareholder will be subject to tax at the corporate rate on the realized capital gain (currently 31% for 2006).

Corporations that are not subject to the Inflationary Adjustments Law

        Generally, the shareholder will be subject to tax at the corporate tax rate of 25% on realized real capital gains.

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

Foreign investors (individuals and corporations) that are not engaged in the business of trading securities through a permanent establishment in Israel, who purchased the shares after the listing on the Tel Aviv Stock Exchange will be exempt from tax on capital gains derived from the sale of the shares. Foreign corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such foreign corporation, whether directly or indirectly.

Different taxation rules may apply to shareholders who purchased their shares prior to the listing on the Tel Aviv Stock Exchange. They should consult with their tax advisors for the precise treatment upon sale.

—	Taxation of Investors Engaged in a Business of Trading Securities. Individual and corporate dealers in securities in Israel are taxed at tax rates applicable to business income.

—	Withholding at Source from Capital Gains from Traded Securities. Under the 2006 Tax Reform, Israeli stockbrokers have a duty to withhold tax upon the sale of traded securities. The applicable withholding tax rate is generally 20% from the real gain.

Dividends

        The following Israeli tax consequences shall apply in the event of actual payment of any dividends on ordinary shares or ADSs.

        Income from dividends in 2006 and thereafter, other than bonus shares (stock dividends), to Israeli residents who purchased our Shares will generally be subject to income tax at a rate of 20% for individuals, or 25% if the dividends receipt is a Significant Shareholder (as defined above) )and will be exempt from income tax for Israeli corporations.

        Non-residents of Israel (both individuals and corporations) are subject to income tax on income accrued or derived from sources in Israel, including dividends from Israeli corporations. The distribution of dividend income, other than bonus shares (stock dividends), to non-residents of Israel will generally be subject to income tax at a rate of 20% (or 25% for a shareholder that is considered a Significant Shareholder (as described above) by way of a tax withholding, unless a lower rate is stipulated by a treaty between Israel and the shareholder’s country of residence.

Taxation of Residents of the United States under the US Treaty

        Residents of the United States will generally be subject to withholding tax in Israel on dividends paid, if any, on Shares (including ADSs). Generally, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income (the “US Treaty”), the maximum rate of withholding tax on dividends paid to a holder of Shares (including ADSs) who is a resident of the United States (as defined in the US Treaty) will be 25%. Since the tax rate of 25% is higher than the maximum Israeli tax rate on dividends pursuant to the 2006 Tax Reform, the maximum tax rate should be 20%. The maximum rate of withholding tax on dividends paid by Israeli corporation to a US corporation generally will be 12.5% if, inter alia, during the part of the Israeli corporation’s taxable year which precedes the date of payment and during the whole of its prior taxable year, at least 10% of the outstanding shares of the voting stock of the Israeli corporation was owned by the US corporation.

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

        As used herein, the term “US holder” means a beneficial owner of an ordinary share or an ADS who is eligible for benefits as a U.S. resident under the limitation on benefits article of the US Treaty (as defined above in “–Taxation of residents of the United States under the US Treaty”), and is:

—	a citizen or individual resident of the United States for US federal income tax purposes,

—	a corporation (or an entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof (including the District of Columbia),

—	an estate whose income is subject to US federal income taxation regardless of its source, or

—	a trust if (A) a US court is able to exercise primary supervision over the trust’s administration and (B) one or more US persons have the authority to control all of the trust’s substantial decisions.

        If a partnership, or other entity treated as a partnership for US federal income tax purposes, holds ordinary shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds ordinary shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of ordinary shares or ADSs.

        For US federal income tax purposes, US holders of ADRs will be treated as owners of the ADSs evidenced by the ADRs and the ordinary shares represented by the ADSs. Furthermore, deposits or withdrawals by a US holder of ordinary shares for ADSs, or of ADSs for ordinary shares, will not be subject to US federal income tax or Israeli income tax. The statements of US federal income tax laws set forth assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

Dividends

        A US holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares and ADSs, including the amount of any Israeli taxes withheld in respect of such dividend. Dividends paid by us will not qualify for the dividends-received deduction applicable in certain cases to US corporations.

        The amount of any distribution paid in NIS, including the amount of any Israeli withholding tax thereon, will be included in the gross income of a US holder of ordinary shares in an amount equal to the US dollar value of the NIS calculated by reference to the spot rate of exchange in effect on the date the distribution is received by the US holder or, in the case of ADSs, by the Depositary. If a US holder converts dividends paid in NIS into US dollars on the day such dividends are received, the US holder generally should not be required to recognize foreign currency gain or loss with respect to such conversion. If the NIS received in the distribution is not converted into US dollars on the date of receipt, any foreign currency gain or loss recognized upon a subsequent conversion or other disposition of the NIS will be treated as US source ordinary income or loss. Special rules govern the manner in which accrual method taxpayers are required (or may elect) to determine the US dollar amount includible in income in the case of taxes withheld in a foreign currency. Certain of these rules have changed effective January 1, 2005. Accrual basis taxpayers therefore are urged to consult their own tax advisors regarding the requirements and the elections applicable in this regard.

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

        Certain US holders (including individuals) are eligible for reduced rates of US federal income tax (at a maximum rate of 15%) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet certain minimum holding periods and the non-US corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the US Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares and ADSs, should constitute qualified dividend income for US federal income tax purposes. We anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US holders. Each individual US holder of ordinary shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

        The US Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits or reduced rates in respect of qualified dividends by US holders of ADSs. Accordingly, the discussion above regarding the creditability of Israeli withholding tax or the availability of qualified dividend treatment could be affected by future actions that may be taken by the US Treasury with respect to ADSs.

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

Passive Foreign Investment Company Rules

        A non-US corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition or certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2005. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares, ADSs and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares or ADSs. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above).

        Application of the PFIC rules is complex. US holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership of our ordinary shares or ADSs.

Information Reporting and Backup Withholding

        Dividend payments with respect to ordinary shares or ADSs and proceeds from the sale, exchange or other disposition of ordinary shares or ADSs may be subject to information reporting to the Internal Revenue Service, (the “IRS”), and possible US backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

        We are exposed to market risk, including movements in foreign currency exchange rates. Where appropriate, we enter into derivative transactions to hedge underlying exposure foreign currencies and inflation (CPI). As a matter of policy we do not enter into transactions of a speculative or trading nature. Interest rate and foreign exchange exposures are monitored by tracking actual and projected commitments and through the use of sensitivity analysis.

        We have borrowings shekels linked to the Israeli CPI and unlinked shekels. The following table provides information derived from the financial statements about these borrowings, as of December 31, 2005.

Non-Derivative Instruments

Book Value (NIS equivalent in millions, except percentages)

NIS linked to the Israeli CPI (1)	2,022
Long-term fixed Notes due 2012	4.25%
NIS linked to the Israeli CPI (1)
Long-term - fixed bank debt	337
Weighted average interest rate payable on fixed rate debt	5.8%
Unlinked NIS (1)
Long-term--floating	359
Weighted average interest rate payable on floating rate debt	5.5%
Total	2,718

(1)	Book value approximates fair value at December 31, 2005.

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

        The total commitments under our new facility will be reduced during each of the following years to the following amounts:*

	Dollars in Millions
	A*	B	TOTAL

September 1, 2006	165	100	265
September 1, 2007	108	100	208
September 1, 2008	50	100	150
September 1, 2009	0	0	0

*	Including approximately $18 million advance carried over from our previous facility.

Foreign Exchange and Inflation

        Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, through December 31, 2005, a material amount of our operating expenses were linked to non-shekel currencies. These expenses related mainly to the acquisition of handsets where the price paid by us is based on various foreign currencies. In addition, most of our capital expenditures are incurred in, or linked to, non-shekel currencies. Thus, devaluation of the shekel against the dollar (or other foreign currencies), increases the shekel cost of our non-shekel denominated or linked expenses. Such an increase may have an adverse impact on our results, which may be material. We hedge some of our foreign currency commitments.

        Our hedging strategy is to neutralize and mitigate our currency exposures by entering into hedging transactions which convert into shekels the liabilities not denominated in shekels. We do not hold or issue derivative financial instruments for trading purposes.

        Our bank credit facility borrowings and Notes due 2012 are currently in shekels, some of which are linked to the Israeli consumer price index, or CPI. We may not be permitted to raised our tariffs pursuant to our license in a manner that would fully compensate for any increase in the Israeli CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue. We enter into derivative transactions in order to protect ourselves from an increase in the CPI in respect of the principal of the CPI – linked Notes.

        The transactions are mainly designated to hedge the cash flows related to payments in respect of purchases of handsets and capital expenditures in foreign currency. However, these contracts do not qualify for hedge accounting under FAS 133.

        The notional amount does not necessarily represent amounts exchanged by the parties and, therefore, is not a direct measure of our exposure.

        The following table provides information derived from the financial statements about our outstanding foreign exchange instruments.

Derivative Instruments

	As of December 31, 2005	Maturing in 2006	Fair Value at December 31, 2005
	(NIS equivalent in millions)

Forward transactions - for the exchange of: Dollars
into NIS	129	129	(1.5)
Embedded derivatives - Dollars into NIS	183	183	(1.8)
Forward transactions - for the changes in the Israeli CPI	1,500	1,500	1.4

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

        (a) Disclosure Controls and Procedures. We carried out an evaluation under the supervision and with the participation of management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures in place as of December 31, 2005 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act is recorded, processed, summarized and reported as and when required.

        (b) Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

        We are aware of the importance of maintaining controls and procedures and are continuing to work towards improving our controls and procedures. Beginning with the fiscal year ending December 31, 2006, Section 404 of the Sarbanes Oxley Act of 2002, or Section 404, will require us to include an internal control report of management with our annual report on form 20-F.

        In connection with this required Section 404 evaluation, we are currently performing the system and process evaluation and testing required (and any necessary remediation) in an effort to comply with such requirements by the effective date of compliance. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness with be a key area of focus for our board of directors, our audit committee and our senior management. This evaluation is expected to underlie the control report of management and auditor attestation requirements of Section 404.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        The Board of Directors has determined that Moshe Vidman is an “audit committee financial expert” as defined in Item 16A of Form 20-F. All the members of the Audit Committee are “independent directors” as defined in the Nasdaq listing standards applicable to us.

ITEM 16B. CODE OF ETHICS

        We have adopted a code of ethics that applies to our Chief Executive Officer, President, Chief Financial Officer and Corporate Controller. We undertake to provide to any person without charge, upon request, a copy of our code of ethics, which you may request from Partner’s legal department, tel.: +972-54-4814191.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Kesselman & Kesselman, independent certified public accountants in Israel and a member of Pricewaterhouse Coopers International Limited (“PwC”) have served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2005, for which audited financial statements appear in this annual report on Form 20-F.

        The following table presents the aggregate fees for professional services rendered by PwC to Partner in 2004 and 2005.

	2004 (NIS thousands)	2005 (NIS thousands)

Audit Fees (1)	1,487	2,073
Audit-related Fees (2)	431	788
Tax Fees (3)	98	258
TOTAL	2,016	3,119

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; and assistance with and review of documents filed with the SEC.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards and internal control reviews. The audit-related fees in 2004 include also fees for due diligence in respect of the Matav transaction which was ultimately not consummated. The audited related fees in 2005 include also fees in respect of the issuance of the Notes and expenses related to the Sarbanes Oxley Act.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for tax refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, and requests for rulings or technical advice from taxing authority; and tax planning services.

Audit Committee Pre-approval Policies and Procedures

        Our Audit Committee has not adopted any pre-approval policies and procedures.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

        For information on our share repurchase during 2005, see “Item 7B. Related Party Transactions – Repurchase of Shares from Founding Israeli Shareholders”. Other than this share repurchase, neither we nor any “affiliated purchasers”, as defined in Rule 10b – 18(a)(3) under the U.S. Securities Exchange Act of 1934, purchased any of our shares during 2005.

ITEM 17. FINANCIAL STATEMENTS

The company has responded to “Item 18. Financial Statements” in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report.

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F - 2
CONSOLIDATED FINANCIAL STATEMENTS:
Balance sheets as of December 31, 2004 and 2005	F - 3 - F - 4
Statements of operations for the years ended December 31, 2003, 2004 and 2005	F - 5
Statements of changes in shareholders' equity (capital deficiency) for the years ended December 31,
2003, 2004 and 2005	F - 6
Statements of cash flows for the years ended December 31, 2003, 2004 and 2005	F - 7 - F - 8
Notes to financial statements	F - 9 - F - 40

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

Exhibit No.	Description

1.1	Partner's Articles of Association
*1.2	Partner's Certificate of Incorporation
*1.3	Partner's Memorandum of Association
**2.(a).1	Form of Share Certificate
**2.(a).2	Form of Deposit Agreement including Form of ADR Certificate
*2.(b).1	Form of Indenture between Partner and The Bank of New York, as trustee, including form of note
^2.(b).2	Form of Indenture between Partner and the Trust Company of Union Bank Ltd.
^4.(a).1	Restatement of the Relationship Agreement dated April 20, 2005
**4.(a).2	License from the Israeli Ministry of Communications issued April 8, 1998
**4.(a).3	Bank Facility dated August 13, 1998
**4.(a).4	License Agreement for use of the Orange Brand in Israel dated September 14, 1998
**4.(a).5	Brand Support/Technology Transfer Agreement dated July 18, 1999
**4.(a).6	Agreement with Ericsson Radio Systems AB dated May 28, 1998
#++4.(a).7	Agreement with LM Ericsson Israel Ltd. dated November 25, 2002
^#4.(a).8	Dealer Agreement with Super-Pharm dated February 12, 2004
**4.(a).9	Lease Agreement with Mivnei Taasia dated July 2, 1998
**4.(a).10	Interconnect Agreement with Cellcom dated February 15, 1999
**4.(a).11	Interconnect Agreement with Pelephone dated May 1, 1999
*4.(a).12	Amending and Rescheduling Agreement dated July 9, 2000
#4.(a).13	Asset Purchase Agreement with Med-1 dated as of January 22, 2006
#***4.(a).14	Amendment No. 1 to License from the Israeli Ministry of Communications issued May 11, 1999
***4.(a).15	Amendment No. 2 to License from the Israeli Ministry of Communications issued September 29, 1999
***4.(a).16	Amendment No. 3 to License from the Israeli Ministry of Communications issued October 3, 1999
***4.(a).17	Amendment No. 4 to License from the Israeli Ministry of Communications issued June 28, 2000
***4.(a).18	Amendment No. 5 to License from the Israeli Ministry of Communications issued September 10, 2000
***4.(a).19	Amendment No. 6 to License from the Israeli Ministry of Communications issued March 19, 2001
+4.(a).20	Amendment No. 7 to License from the Israeli Ministry of Communications issued September 23, 2001
+4.(a).21	Amendment No. 8 to License from the Israeli Ministry of Communications issued December 27, 2001
+4.(a).22	Amendment No. 9 to License from the Israeli Ministry of Communications issued March 13, 2002
+4.(a).23	Amendment No. 10 to License from the Israeli Ministry of Communications issued April 14, 2002
+4.(a).24	Amendment No. 11 to License from the Israeli Ministry of Communications issued April 25, 2002
++4.(a).25	Amendment No. 12 to License from the Israeli Ministry of Communications issued June 26, 2002
++4.(a).26	Amendment No. 13 to License from the Israeli Ministry of Communications issued June 30, 2002
++4.(a).27	Amendment No. 14 to License from the Israeli Ministry of Communications issued September 11, 2002
++4.(a).28	Amendment No. 15 to License from the Israeli Ministry of Communications issued October 24, 2002
++4.(a).29	Amendment No. 16 to License from the Israeli Ministry of Communications issued November 26, 2002
++4.(a).30	Amendment No. 17 to License from the Israeli Ministry of Communications issued February 2, 2003
+++4.(a).31	Amendment No. 18 to License from the Israeli Ministry of Communications issued May 29, 2003
+++4.(a).32	Amendment No. 19 to License from the Israeli Ministry of Communications issued July 31, 2003
+++4.(a).33	Amendment No. 20 to License from the Israeli Ministry of Communications issued October 8, 2003
+++4.(a).34	Amendment No. 21 to License from the Israeli Ministry of Communications issued October 9, 2003
+++4.(a).35	Amendment No. 22 to License from the Israeli Ministry of Communications issued March 16, 2004
+++4.(a).36	Amendment No. 23 to License from the Israeli Ministry of Communications issued March 21, 2004
^4.(a).37	Amendment No. 24 to License from the Israeli Ministry of Communications issued May 9, 2004
^4.(a).38	Amendment No. 25 to License from the Israeli Ministry of Communications issued July 4, 2004
^4.(a).39	Amendment No. 26 to License from the Israeli Ministry of Communications issued July 11, 2004
^4.(a).40	Amendment No. 27 to License from the Israeli Ministry of Communications issued August 8, 2004
^4.(a).41	Amendment No. 28 to License from the Israeli Ministry of Communications issued November 30, 2004

^4.(a).42	Amendment No. 29 to License from the Israeli Ministry of Communications issued December 16, 2004
^4.(a).43	Amendment No. 30 to License from the Israeli Ministry of Communications issued December 23, 2004
^4.(a).44	Amendment No. 31 to License from the Israeli Ministry of Communications issued March 9, 2005.
4.(a).45	Amendment No. 32 to License from the Israeli Ministry of Communications issued May 10,2005.
4.(a).46	Amendment No. 33 to License from the Israeli Ministry of Communications issued July 14, 2005.
4.(1).47	Amendment No. 34 to License from the Israeli Ministry of Communications issued March 2, 2006
+4.(a).48	Amending Agreement to the Facility Agreement dated January 8, 2002
+4.(a).49	Amending Agreement to the Facility Agreement dated January 30, 2002
+4.(a).50	Amending Agreement to the Facility Agreement dated February 6, 2002
+4.(a).51	Amending Agreement to the Facility Agreement dated February 28, 2002
+4.(a).52	Amending Agreement to the Facility Agreement dated March 14, 2002
+4.(a).53	Amending Agreement to the Facility Agreement dated March 24, 2002
+4.(a).54	Amending Agreement to the Facility Agreement of April 2002
+4.(a).55	Amending Agreement to the Facility Agreement dated April 24, 2002
++4.(a).56	Amending Agreement to the Facility Agreement dated December 31, 2002
^4.(a).57	Facility Agreement dated April 14, 2005
#+++4.(a).58	Purchase Agreement with Nortel Networks ISRAEL (Sales and Marketing) Ltd. Dated November 12, 2003.
^4.(a).59	Share Buy Back Agreement dated February 7, 2005
6.	See Note 1q to our financial statements for information explaining how earnings (loss) per share information was calculated.
^8.	List of Subsidiaries
12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.(a).1	Consent of Kesselman & Kesselman

*	Incorporated by reference to our registration statement on Form F-1 (No. 333-12340).
**	Incorporated by reference to our registration statement on Form F-1 (No. 333-10992).
***	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2000.
+	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2001.
++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002.
+++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003.
^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004.
#	Confidential treatment requested. Confidential material has been redacted and has been separately filed with the Securities and Exchange Commission.

GLOSSARY OF SELECTED TELECOMMUNICATIONS TERMS

        The following explanations are not intended as technical definitions, but to assist the reader in understanding certain terms as used in this annual report.

AMPS	Advanced Mobile Phone System; the analogue cellular telephone technology adopted in the United States. Also N-AMPS (Narrowband AMPS), a more frequency-efficient variant of AMPS.

Analog Technology	A technology in which some property of an electrical signal is varied proportionally to the input signal being transmitted, stored or processed. Fixed transmitter/receiver equipment in each cell of a mobile

Base Transceiver Station ("BTS")	telecommunications network that communicates by radio with all mobile telephones in that cell.

Base Station Controller ("BSC")	Monitors and controls one or more base stations in order to exchange messages, handover mobile units from cell to cell and perform other system administrative tasks.

Blocked call	Where a mobile phone call fails because no channels are available in the cell in which the user is located.

CDMA	Code Division Multiple Access; a method by which many users sharing the same radio channel can be distinguished by unique code numbers.

Cell	In a cellular telephone system, the coverage area of a single base transceiver station or one sector therein.

Channel	A frequency or time slot in a telecommunications system over which distinct messages can be conveyed.

Churn	The number of customers who are disconnected from a network, either involuntarily, due to payment delinquency or suspected fraudulent use, or voluntarily, as customers switch to competing networks, relocate outside the network's service area, or cease using mobile telephones permanently or temporarily.

D-AMPS	Digital Advanced Mobile Phone System; a digital cellular system first implemented in the United States and intended initially to permit gradual upgrading of AMPS networks.

Dropped call	When a mobile phone call is involuntarily terminated.

GPRS	General Packet Radio Services (GPRS) is a packet-based wireless communication service that enables data rates from 56 up to 114 Kbps and continuous connection to the Internet for mobile phone and computer users. GPRS is based on Global System for Mobile (GSM) communication.

GSM	The Global System for Mobile Communications, a comprehensive digital standard for the operation of all elements of a cellular telephone system. GSM originated in Europe, but is now the most popular digital mobile telephone standard worldwide.

GSM 900	GSM operation in the 900 MHz frequency band; the original frequency band allocated to GSM, later extended by 10 MHz (EGSM).

GSM 1800	GSM operation in the 1800 MHz frequency band; formerly known as DCS 1800 or PCN, first allocated for the expansion of mobile network competition in Europe, now used for the same purpose in many other areas.

GSM 1900	GSM operation in the 1900 MHz band; primarily used in North and South America

GSM Association	Formerly known as the GSM Memorandum of Understanding Association (GSM MoU), an organization of operators, government administrations, and equipment and service suppliers that promotes the development and promulgation of the GSM standard and relations between GSM operators.

HSCSD	High Speed Circuit Switched Data is an infrastructure development which enables the transmission of data at higher speeds than the 9600 Bps speed previously available on GSM networks.

Intelligent Network ("IN")	Network architecture that centralizes the processing of calls and billing information of calls.

Mobile Switching Center ("MSC")	A large, computer-based device used to connect calls within a mobile network and as the interface of the cellular network to other networks.

SMS	Short message service, a service which enables mobile telephone users to send and receive written messages on their handsets.

UMTS	Universal Mobile Telecommunications System, the "third generation" of mobile telecommunications standard also referred to as 3G.

Virtual Private Network ("VPN")	A private network provided by means of the facilities of a public telephone network but which operates by logic as a closed user group thereby providing the convenience of a private network with the economy of scale of a public network.

WAP	Wireless Application Protocol, a language specifically developed for mobile telephones that facilitates internet usage.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

2005 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

2005 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in thousands.

Kesselman & Kesselman Certified Public Accountants (Isr.) Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

PARTNER COMMUNICATIONS COMPANY LTD.

We have audited the consolidated balance sheets of Partner Communications Company Ltd. and its subsidiary (collectively “the Company”) as of December 31, 2004 and 2005 and the related consolidated statements of operations, of changes in shareholders’ equity (capital deficiency) and of cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004 and 2005 and the consolidated results of its operations, changes in shareholders’ equity (capital deficiency) and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel March 7, 2006	/s/ Kesselman & Kesselman Certified Public Accountants (Israel)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31
	2004	2005	2005
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	4,611	4,008	871
Accounts receivable (note 13):
Trade	625,220	795,156	172,747
Other	70,158	97,128	21,101
Inventories	101,656	209,323	45,476
Deferred income taxes (note 10)	255,503	65,361	14,200

T o t a l current assets	1,057,148	1,170,976	254,395

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivable - trade (note 13)	96,687	189,013	41,062
Funds in respect of employee rights upon retirement (note 7)	69,128	75,443	16,390

	165,815	264,456	57,452

FIXED ASSETS, net of accumulated depreciation and
amortization (note 3)	1,843,182	1,768,895	384,292

LICENSE AND DEFERRED CHARGES,
net of accumulated amortization (note 4)	1,325,592	1,321,167	287,023

DEFERRED INCOME TAXES (note 10)	94,442	86,505	18,793

T o t a l assets	4,486,179	4,611,999	1,001,955

        Date of approval of the financial statements: March 7, 2006

—————————————— Amikam Cohen Chief Executive Officer	—————————————— Alan Gelman Chief Financial Officer	—————————————— Moshe Vidman Director

	December 31
	2004	2005	2005
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term liabilities (notes 5, 13d)		34,464	7,487
Accounts payable and accruals:
Trade	552,377	665,542	144,589
Other (note 13)	307,364	231,480	50,289
Related party - trade		10,513	2,284
Dividend payable		44,996	9,775

T o t a l current liabilities	859,741	986,995	214,424

LONG-TERM LIABILITIES:
Bank loans, net of current maturities (note 5)	1,185,088	665,974	144,682
Notes payable (note 6)	753,900	2,022,257	439,335
Liability for employee rights upon retirement (note 7)	92,808	102,238	22,211
Other liabilities (note 13d)	7,567	19,184	4,168

T o t a l long-term liabilities	2,039,363	2,809,653	610,396

COMMITMENTS AND CONTINGENT LIABILITIES (note 8)
T o t a l liabilities	2,899,104	3,796,648	824,820

SHAREHOLDERS' EQUITY (note 9):
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2004 and 2005 -
235,000,000 shares; issued and outstanding -
December 31, 2004 - 184,037,221 shares and
December 31, 2005 - 152,528,288 shares issued	1,840	1,525	331
Less - receivables in respect of shares	(2,260)
Capital surplus	2,362,027	2,401,160	521,651
Deferred compensation	(23,650)	(12,735)	(2,766)
Accumulated deficit	(750,882)	(1,574,599)	(342,081)

T o t a l shareholders' equity	1,587,075	815,351	177,135

	4,486,179	4,611,999	1,001,955

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2003	2004	2005	2005
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands (except per share data)

REVENUES - net:
Services	4,117,887	4,615,781	4,619,932	1,003,679
Equipment	349,832	524,956	503,007	109,278

	4,467,719	5,140,737	5,122,939	1,112,957
COST OF REVENUES:
Services	2,586,707	2,885,077	3,022,480	656,633
Equipment	549,749	729,937	743,872	161,606

	3,136,456	3,615,014	3,766,352	818,239

GROSS PROFIT	1,331,263	1,525,723	1,356,587	294,718
SELLING AND MARKETING EXPENSES	314,008	325,244	272,900	59,287
GENERAL AND ADMINISTRATIVE EXPENSES	162,387	181,133	180,781	39,275

OPERATING PROFIT	854,868	1,019,346	902,906	196,156
FINANCIAL EXPENSES, net (note 13)	321,710	260,545	345,448	75,048
LOSS ON IMPAIRMENT OF INVESTMENTS
IN NON-MARKETABLE SECURITIES (note 2)	3,530

INCOME BEFORE TAX	529,628	758,801	557,458	121,108
TAX BENEFIT (TAX EXPENSES) (note 10)	633,022	(287,248)	(202,898)	(44,080)

NET INCOME FOR THE YEAR	1,162,650	471,553	354,560	77,028

EARNINGS PER SHARE ("EPS"):
Basic	6.39	2.57	2.19	0.48

Diluted	6.34	2.56	2.17	0.47

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING:
Basic	181,930,803	183,389,383	161,711,125	161,711,125

Diluted	183,243,157	184,108,917	163,617,272	163,617,272

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CAPITAL DEFICIANCIES)

	Share capital
	Number of shares	Amount	Receivables in respect of shares issued	Capital surplus	Deferred compensation	Accumulated deficit	Total
		( I n t h o u s a n d s )

New Israeli Shekels:
BALANCE AT DECEMBER 31, 2002	181,595,222	1,816		2,293,270	(6,385)	(2,385,085)	(96,384)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2003:
Exercise of options granted to employees	1,100,352	11	(4,374)	7,754			3,391
Income tax benefit in respect of exercise
of options granted to employees				730			730
Deferred compensation related to employee stock option grants				2,666	(2,666)
Amortization of deferred compensation related
to employee stock option grants net of deferred
compensation with respect to stock options forfeited				(1,365)	6,542		5,177
Net income						1,162,650	1,162,650

BALANCE AT DECEMBER 31, 2003	182,695,574	1,827	(4,374)	2,303,055	(2,509)	(1,222,435)	1,075,564
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2004:
Exercise of options granted to employees	1,341,647	13	2,114	23,671			25,798
Income tax benefit in respect of exercise of options
granted to employees				3,440			3,440
Deferred compensation related to employee stock option grants				32,560	(32,560)
Amortization of deferred compensation related to
employee stock option grants net of deferred
compensation with respect to stock options forfeited				(699)	11,419		10,720
Net income						471,553	471,553

BALANCE AT DECEMBER 31, 2004	184,037,221	1,840	(2,260)	2,362,027	(23,650)	(750,882)	1,587,075
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2005:
Repurchase of Company's shares (including
purchase cost of NIS 17,591,000)	(33,317,933)	(333)				(1,091,508)	(1,091,841)
Exercise of options granted to employees	1,809,000	18	2,260	34,875			37,153
Income tax benefit in respect of exercise of options
granted to employees				4,820			4,820
Deferred compensation related to employee stock option grants				2,638	(2,638)
Amortization of deferred compensation related to
employee stock option grants net of deferred
compensation with respect to stock options forfeited				(3,200)	13,553		10,353
Dividend						(86,769)	(86,769)
Net income						354,560	354,560

BALANCE AT DECEMBER 31, 2005	152,528,288	1,525	-,-	2,401,160	(12,735)	(1,574,599)	815,351
Convenience translation into u.s. dollars (note 1a):
BALANCE AT JANUARY 1, 2005	184,037,221	399	(491)	513,149	(5,137)	(163,129)	344,791
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2005:
Repurchase of Company's shares (including
purchase cost of $3,900,000)	(33,317,933)	(72)				(237,130)	(237,202)
Exercise of options granted to employees	1,809,000	4	491	7,577			8,072
Income tax benefit in respect of exercise of
options granted to employees				1,047			1,047
Deferred compensation related to employee stock option grants				573	(573)
Amortization of deferred compensation related to employee stock option grants net of deferred compensation with respect to stock options forfeited				(695)	2,944		2,249
Dividend						(18,850)	(18,850)
Net income						77,028	77,028

BALANCE AT DECEMBER 31, 2005	152,528,288	331	-,-	521,651	(2,766)	(342,081)	177,135

The accompanying notes are an integral part of the financial statements.

(Continued) – 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2003	2004	2005	2005
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	1,162,650	471,553	354,560	77,028
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	536,871	558,222	683,503	148,490
Loss on impairment of investments in
non-marketable securities	3,530
Amortization of deferred compensation related
to employee stock option grants, net	5,177	10,720	10,353	2,249
Liability for employee rights upon retirement	15,540	16,302	9,430	2,049
Deferred income taxes	(633,752)	283,807	198,079	43,033
Income tax benefit in respect of exercise of options
granted to employees	730	3,440	4,820	1,047
Accrued interest, exchange and linkage
differences on (erosion of) long-term liabilities	(67,438)	(10,258)	108,411	23,552
Erosion of security deposit	8,877
Amount carried to deferred charges			(13,820)	(3,002)
Capital loss (gain) on sale of fixed assets	(7,829)	(391)	493	107
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	22,721	(225,860)	(262,262)	(56,976)
Other	(5,557)	(13,615)	(26,970)	(5,859)
Increase (decrease) in accounts payable and
accruals:
Related parties			10,513	2,284
Trade	(93,444)	135,600	112,857	24,518
Other	47,541	41,613	(75,884)	(16,486)
Increase (decrease) in asset retirement obligations	1,228	464	(92)	(20)
Decrease (increase) in inventories	34,647	1,205	(107,667)	(23,391)

Net cash provided by operating activities	1,031,492	1,272,802	1,006,324	218,623

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(350,344)	(609,795)	(498,851)	(108,374)
Proceeds from sale of fixed assets	12,309	552	16	3
Withdrawal of security deposit	98,917
Purchase of additional spectrum	(121,388)	(53,969)	(41,542)	(9,025)
Funds in respect of employee rights upon retirement	(16,263)	(10,404)	(6,315)	(1,372)

Net cash used in investing activities	(376,769)	(673,616)	(546,692)	(118,768)

(Concluded) – 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2003	2004	2005	2005
	New Israeli shekels			Convenience translation into U.S. Dollars (note 1a)
	In thousands

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of capital lease			(1,893)	(411)
Repurchase of company's shares (including purchase
cost of NIS 17,591,000 ($ 3,900,000))			(1,091,841)	(237,202)
Issuance of notes payable under a prospectus, net of
issuance costs			1,929,223	419,123
Redemption of notes payable			(793,100)	(172,301)
Proceeds from exercise of stock options granted to
employees	3,391	25,798	37,153	8,072
Dividend paid			(41,773)	(9,075)
Long-term bank loans received	240,000		359,000	77,993
Repayment of long-term bank loans	(895,700)	(624,147)	(857,004)	(186,185)

Net cash used in financing activities	(652,309)	(598,349)	(460,235)	(99,986)

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	2,414	837	(603)	(131)
CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	1,360	3,774	4,611	1,002

CASH AND CASH EQUIVALENTS AT
END OF YEAR	3,774	4,611	4,008	871

SUPPLEMENTARY DISCLOSURE OF CASH
FLOW INFORMATION - cash paid during the year:
Interest	287,629	179,205	235,854	51,239

Advances to income tax authorities	3,750	4,900	30,840	6,700

Supplementary information on investing and financing activities not involving cash flows

At December 31, 2003, 2004 and 2005, trade payables include NIS 65.7 million, NIS 103.8 million and NIS 90.3 million ($ 19.6 million), respectively, in respect of acquisition of fixed assets. In addition, at December 31, 2004 and 2005 trade payables include NIS 13.8 million and NIS 27.7 million ($6.0 million) in respect of acquisition of additional spectrum, respectively.

At December 31, 2005, dividend payable of approximately NIS 45 million ($9.8 million) is outstanding.

These balances are recognized in the cash flow statements upon payment.

During 2005, the Company has undertaken a capital lease with respect to fixed assets in the amount of NIS15.8 million ($ 3.4 million)

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

Nature of operations:

1)	Partner Communications Company Ltd. (“the Company”) operates a mobile telecommunications network in Israel. The Company launched its 3G network on December 1, 2004. As of April 20, 2005, the Company is a subsidiary of Hutchison Telecommunications International Limited (“HTIL”).

2)	The Company was incorporated on September 29, 1997, and operates under a license granted by the Ministry of Communications to operate a cellular telephone network for a period of 10 years beginning April 7, 1998. The Company commenced full commercial operations on January 1, 1999.

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

In December 2001, the Company was awarded additional spectrum (2G band (1800MHz) and third generation (3G) UMTS band (1900MHz and 2100MHz)). Following the award of the above spectrum, the Company’s license was amended and extended through 2022.

In consideration for the above additional spectrum the Company paid NIS 180 million ($ 39 million) for the 2G spectrum, and is committed to pay NIS 220 million ($ 48 million) for the 3G spectrum in six installments through 2006, of which approximately NIS 198 million (approximately $43 million) was paid as of December 31, 2005.

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

Convenience translation into U.S. dollars (“dollars” or “$”)

The NIS figures at December 31, 2005 and for the year then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2005 ($1 = NIS 4.603). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Fixed assets:

1)	These assets are stated at cost.

2)	Direct consultation and supervision costs and other direct costs relating to setting up the Company’s communications network and information systems for recording and billing calls are capitalized to cost of the assets.

During 2004, costs incurred relating to the 3G network, prior to the launch of the network, in the amount of NIS 23.4 million were capitalized.

3)	Interest costs in respect of loans and credit which served to finance the construction or acquisition of fixed assets – incurred until installations of the fixed assets are completed – are capitalized to cost of such assets.

4)	Assets are depreciated by the straight-line method, on basis of their estimated useful life.

Annual rates of depreciation are as follows:

%

Communications network	10 - 20
(mainly 15)
Computers, hardware and software for
information systems	15-33
Vehicles	20
Office furniture and equipment	7-15

Leasehold improvements are amortized by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful life of the improvements, whichever is shorter.

5)	Fixed assets leased by the Company under capital leases are classified as the Company’s assets and are recorded, at the inception of the lease, at the lower of the asset’s fair value or the present value of the minimum lease payments.

6)	Computer Software Costs

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

Following the extensions of the license (as described in note 1a(2) above) the unamortized balance of the Company’s existing license as well as the cost of the additional spectrum put into service are amortized on a straight-line basis – over the period ending in 2022.

The costs relating to the 3G band are amortized as of December 1, 2004, by the straight-line method over the period ending in 2022.

Interest expenses which served to finance the license fee – incurred until the commencement of utilization of the license – were capitalized to cost of the license. During the years 2003 and 2004 – NIS 10 million and NIS 8 million interest costs were capitalized to the cost of the license, respectively.

2)	Deferred charges:

a)	Costs relating to the obtaining of long-term credit lines are deferred and amortized using the effective interest rate determined for the borrowing transactions over the life of line of credit.

b)	Issuance costs relating to Notes payable (see note 6) are amortized using the effective interest rate stipulated for the Notes.

g.	Impairment of long-lived assets

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

k.	Concentration of credit risks – allowance for doubtful accounts

The Company’s revenues are derived from a large number of customers. Accordingly, the Company’s trade balances do not represent a substantial concentration of credit risk. An appropriate provision for doubtful accounts is included in the accounts of the Company. The allowance charged to expenses (including bad debts), determined as a percentage of specific debts doubtful of collection, based upon historical experience, for the years ended December 31, 2003, 2004 and 2005 totaled NIS 15,601,000, NIS 21,256,000 and NIS 28,739,000 ($ 6,244,000) (see note 13a), respectively.

The cash and cash equivalents as of December 31, 2005 are deposited mainly with leading Israeli banks. Therefore, in the opinion of the Company, the credit risk inherent in these balances is remote.

During 2003 and 2004, the Company factored most of its long-term trade receivables resulting from sales of handsets. The factoring was made through clearing companies, on a non-recourse basis. The sale of accounts receivable was recorded by the Company as a sales transaction under the provisions of Statement of Financial Accounting Standards No.140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.

The resulting costs were charged to “financial expenses-net”, as incurred. During the years ended December 31, 2003, 2004 and 2005, the Company factored NIS 295,827,000, NIS 331,611,000 and NIS 7,834,000 ($1,702,000), respectively, from long-term trade receivables.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

l.	Handsets warranty obligations

The provision for handsets warranty obligations is calculated at the rate of 1.5%-3.5% of the cost of the handsets sold, see note 13c. The Company has entered into several agreements under which the supplier does not provide any warranty but rather provides additional handsets to satisfy its warranty obligation. In these cases, the Company provides for warranty costs at the same time as the revenues are recognized.

m.	Advertising expenses

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2003, 2004 and 2005 totaled NIS 99,061,000, NIS 115,909,000 and NIS 97,651,000 ($ 21,215,000), respectively.

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

The weighted average fair value of options granted using the Black & Scholes option-pricing model during 2003, 2004 and 2005 is NIS 26.96, NIS 18.98 and NIS 21.36 ($4.64), respectively. The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 0%; expected volatility of 62%, 55% and 58%, respectively; risk-free interest rate: 2003 – 4.5%, 2004 – 4%, 2005 – 3.5%; weighted expected life: 2003 – 9 years; 2004 and 2005 – 5 years.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

The following table illustrates the effect on net income and EPS assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock based employee compensation:

	Year ended December 31,
	2003	2004	2005	2005
	NIS			Convenience translation into dollars
	In thousands, except per share data

Net income, as reported	1,162,650	471,553	354,560	77,028
Add: stock based employee
compensation expense-net,
included in reported net
income - net of income taxes	3,313	10,122	8,023	1,743
Deduct: stock based employee
compensation expense-net,
determined under fair value
method for all awards - net of income
taxes	(12,225)	(29,879)	(30,978)	(6,730)

Pro-forma net income	1,153,738	451,796	331,605	72,041

Earning per share:
Basic - as reported	6.39	2.57	2.19	0.48

Basic - pro forma	6.34	2.46	2.05	0.45

Diluted - as reported	6.34	2.56	2.17	0.47

Diluted - pro-forma	6.31	2.46	2.03	0.44

s.	Asset retirement obligations

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

1)	FAS 123 (revised 2004) Share-based Payment

In December 2004, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards (“FAS”) No. 123, Share-Based Payment (FAS 123R), which addresses the accounting for share-based payment transactions in which the company obtains employee services in exchange for (a) equity instruments of the company or (b) liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments .In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107) regarding the SEC’s interpretation of FAS 123R.

FAS 123R eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25 – “Accounting for Stock Issued to Employees”, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement will be effective for public companies at the beginning of their next fiscal year that begins after June 15, 2005 (first quarter of 2006 for the Company). Early adoption of FAS 123R is encouraged. This Statement applies to all awards granted or modified after the Statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

The Company expects that upon the adoption of FAS 123R, as of January 1, 2006, the Company will apply the modified prospective application transition method, as permitted by the Statement. Under such transition method, upon the adoption of FAS 123R, the Company’s financial statements for periods prior to the effective date of the Statement will not be restated.

Compensation expense for outstanding awards for which the requisite service had not been rendered as of the effective date will be recognized over the remaining service period using the compensation cost calculated for pro-forma disclosure purposes under FAS 123. At December 31, 2005, unamortized compensation expenses related to outstanding unvested options, as determined under FAS 123, that the Company expect to record during 2006 was approximately NIS 20 million (net of forfeited rate).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Recently issued accounting pronouncements (continued):

2)	FAS 154 Accounting Changes and Error Corrections – a replacement of Accounting Principles Board Opinion (“APB”) No. 20 and FASB Statement No. 3. In June 2005, the Financial Accounting Standards Board issued FAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3". This Statement generally requires retrospective application to prior periods’ financial statements of changes in accounting principle. Previously, Opinion No. 20 required that most voluntary changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change.

FAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (Year 2006 for the company). The Company does not expect the adoption of this statement will have a material impact on the Company’s results of operations, financial position or cash flows.

NOTE 2	–	INVESTMENTS IN NON-MARKETABLE SECURITIES

The Company and its subsidiary had entered into agreements with a number of technological companies in the early stages of development of cellular products (hereafter – the start-up companies). Under the agreements, the Group supplied infrastructure and support services which the start-up companies need to develop their products, in consideration of options and shares in those companies.

Based on the financial position of the companies, management is of the opinion that the fair value of the securities granted to the Group, on the grant date and as of December 31, 2005 is not material.

The Group’s holdings in the start-up companies (current and fully diluted) do not exceed 15% of the share capital of any one of them and does not give the Group significant influence over any one of them. Therefore, the investments therein are presented on a cost basis.

During 2003, the Company recorded an impairment loss of approximately NIS 3.5 million, in respect of the above investments.

As of December 31, 2004 and 2005, the balance of these investments was fully impaired.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3	–	FIXED ASSETS:

a.	Composition of fixed assets – net, is as follows:

	December 31
	2004	2005	2005
	NIS		Convenience translation into dollars
	In thousands

Communications network	3,059,305	3,428,612	744,865
Computers, hardware and software for
information systems	607,283	707,776	153,764
Office furniture and equipment	37,069	37,699	8,190
Vehicles	2,121	427	93
Leasehold improvements	194,417	212,102	46,079
Cellular telephones - base stock	6,309	6,309	1,371

	3,906,504	4,392,925	954,362
Less - accumulated depreciation and amortization	2,063,322	2,624,030	570,070

	1,843,182	1,768,895	384,292

Depreciation and amortization in respect of fixed assets totaled NIS 469,205,000, NIS 482,390,000 and NIS 575,606,000 ($125,050,000) for the years ended December 31, 2003, 2004 and 2005, respectively.

b.	Fixed assets include interest expenses, direct consultation and supervision costs and other direct costs of establishing the cellular communications network and information systems, which were capitalized (before commencing full commercial operations or utilization of the related fixed assets) in respect of:

	December 31
	2004	2005	2005
	NIS		Convenience translation into dollars
	In thousands

Communications network	96,939	96,939	21,060
Computers, hardware and software for
information systems	15,920	15,920	3,459

	112,859	112,859	24,519
L e s s - accumulated depreciation	75,597	83,096	18,053

Depreciated balance	37,262	29,763	6,466

c.	As to pledges on the fixed assets – see note 11.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4	–	LICENSE AND DEFERRED CHARGES:

	December 31
	2004	2005	2005
	NIS		Convenience translation into Dollars
	In thousands

License (note 1a(2))	1,992,455	2,047,843	444,893
Less - accumulated amortization	693,823	773,079	167,951

	1,298,632	1,274,764	276,942

Deferred charges - in respect of:
Obtaining long-term credit lines	55,996	69,816	15,168
Notes payable	22,017	34,265	7,444

	78,013	104,081	22,612
Less - accumulated amortization	51,053	57,678	12,531

	26,960	46,403	10,081

	1,325,592	1,321,167	287,023

License amortization expenses for the years ended December 31, 2003, 2004 and 2005 totaled NIS 58,408,000, NIS 63,931,000 and NIS 79,255,000 ($17,218,000), respectively.

Amortization expenses on deferred charges for the years ended December 31, 2003, 2004 and 2005 totaled NIS 9,258,000 NIS 11,901,000 and NIS 28,642,000 ($ 6,222,000), respectively – 2005 – includes NIS 11,064,000 ($2,404,000) in respect of the redemption of the Notes, see also note 6b.

The expected license amortization expenses for the next five years are as follows:

	NIS	Convenience translation into dollars
	In thousands

Year ended December 31:
2006	79,255	17,218
2007	79,255	17,218
2008	79,255	17,218
2009	79,255	17,218
2010	79,255	17,218

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5	–	LONG-TERM BANK LOANS

On April 14, 2005 the Company entered into a new $550 million bank credit facility. The facility is divided into two tranches: a six year $450 million term loan facility (“Facility A”) and a six year $100 million revolving loan facility (“Facility B”), and is secured by a first ranking floating charge on the Company’s assets. Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd. are providing the facility, in which United Mizrahi Bank Ltd. is also participating. The new credit facility replaced the Company’s previous facility.

With effect May 1, 2005, the Company exercised an option to reduce Facility A to $150 million (in addition to an advance of approximately $25 million carried over from the Company’s previous facility, which on balance sheet date, was reduced to $18 million), and to change the final maturity date of both facilities to September 1, 2009. As a result, the total maximum availability under the new credit facility is approximately $268 million.

The amount drawn from Facility A is to be repaid in yearly installments with a final maturity of September 1, 2009. Facility B may be drawn and repaid until September 1, 2009.

The credit facility is a dollar denominated facility, and advances may be drawn in different currencies, see c. below.

a.	Status of the credit facility at December 31, 2005 is as follows:

	Total availability	Amounts drawn		Amounts available for drawing
	US Dollars in millions

Facility A	168		140	28
Facility B	100		12	88

	268	*	152	116

b.	The amounts outstanding, classified by linkage terms and interest rates, are as follows:

	December 31,	December 31
	2005	2004	2005	2005
	Weighted average interest rates	Amount
	%	NIS		Convenience translation into dollars
		In thousands

In NIS - linked to the Israeli
consumer price index (CPI) (1)	5.8	358,088	337,283	73,274
In NIS - unlinked (2)	5.5	827,000	359,000	77,993

		1,185,088	696,283	* 151,267
Less - current maturities			30,309	6,585

		1,185,088	665,974	144,682

(1)	Linkage terms apply both to principal and interest.

(2)	The loans bear interest at the “on-call” rate (a varying inter-bank rate in Israel), prime rate or fixed unlinked rate.

*	The difference between the amounts displayed is the difference in exchange rates between the date the amounts were drawn and that at the balance sheet date.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5	–	LONG-TERM BANK LOANS (continued):

c.	Facilities A and B, may be drawn in NIS or US dollars, provided that the amount of principal outstanding in US dollars under the credit facility with respect to each participating lender shall not exceed 10% of that lender’s total commitment unless otherwise agreed in advance.

d.	There is a range of options as to how interest is calculated on borrowings under the credit facility. These options include fixed and variable rates, based upon the lending rates of each participating banks with a margin of 0.85%.

e.	The total commitments under the Facilities will be reduced during each of the following years to the following amounts:

		US Dollars in millions
		A	B	Total

December	2006	161	100	261
	2007	104	100	204
	2008	50	100	150
September 1,	2009	0	0	0

f.	Under the credit facility the Company is required, inter alia, to fulfill certain operational conditions and to maintain certain financial ratios. If the Company defaults on the covenants, the banks are entitled to demand early repayment of the credit facility – in whole or in part. Under the credit facility, the Company has undertaken not to make distributions to its shareholders, including dividends, unless it complies with certain financial ratios specified in the Agreement or as otherwise agreed by the banks. The Company believes that it is in compliance with all covenants stipulated in the credit facility.

g.	As to pledges to secure loans and liabilities and other restrictions placed with respect thereto, see note 11.

NOTE 6	–	NOTES PAYABLE:

a.	On March 31, 2005, the Company completed an offering of NIS 2,000 million of unsecured notes, which were issued at their NIS par value. The notes have been registered in Israel and are traded on the Tel-Aviv stock exchange (TASE). Of these notes approximately NIS 36.5 million were purchased by Partner Future Communications 2000 Ltd., (“PFC”) a wholly owned subsidiary of the Company.

The net proceeds from the offering were approximately NIS 1,929 million (approximately $419 million) after deducting the notes purchased by PFC, commissions and offering expenses.

The principal amount of the Notes is payable in 12 equal quarterly installments, beginning June 30, 2009 until March 31, 2012. The Notes bear NIS interest at the rate of 4.25% per annum, linked to the Israeli Consumer Price Index, which is payable quarterly on the last day of each quarter, commencing June 30, 2005.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6	–	NOTES PAYABLE (continued)

On December 31, 2005, the Notes closing price was 101.63 points par value.

Commission fees and offering expenses in respect of the offering of the Notes totaled approximately NIS 34 million. These expenses are presented as deferred charges and the amortization in respect thereof is included in “financial expenses, net”.

b.	On August 10, 2000, the Company completed an offering of $ 175 million of unsecured 13% Senior Subordinated Notes due 2010, which were issued at their dollar par value. The notes were registered under the U.S. Securities Act of 1933.

On August 15, 2005, the Company exercised it right to redeem the notes at a redemption price of 106.5% of their dollar par value – according to the option stipulated in the Notes document. As a result of the redemption of the Notes the Company has recognized as financial expenses an amount of approximately NIS 63 million (approximately $ 14), which after tax resulted in a decrease of the Company’s net income of NIS 42 million.

NOTE 7	–	LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company’s severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month’s salary for each year worked), is reflected by the balance sheet accrual under the “liability for employee rights upon retirement”. The Company records the liability as if it was payable at each balance sheet date on an undiscounted basis. The liability is partly funded by purchase of insurance policies and the amounts funded are included in the balance sheet under investments and long-term receivables, as “funds in respect of employee rights upon retirement”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees.

b.	The severance pay expenses for the years ended December 31, 2003, 2004 and 2005 were approximately NIS 20 million, NIS 27 million and NIS 24 million (approximately $ 5 million), respectively.

c.	Cash flows information regarding the company’s liability for employee rights upon retirement:

1.	The Company expects to contribute NIS 21 million ($ 4.6 million) in respect of severance pay in 2006.

2.	Due to the relatively young age of the Company’s employees, benefit payments to employees reaching retirement age in the next 10 years, are not material. The amounts were determined based on the employees’ current salary rates and the number of service years that will accumulate upon their retirement date. These amounts do not include amounts that might be paid to employees who will cease working for the Company before their normal retirement age.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8	–	COMMITMENTS AND CONTINGENCIES:

a.	Commitments:

1)	Royalty Commitments

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

On June 18, 2001, the Knesset’s Finance Committee approved the “Telecommunications (Royalties) Regulations, 2001” (hereafter – the Regulations). The principal change to the old regulations was the reduction of the percentage of royalties payable by mobile phone companies from 8% to 5% in 2001, 4.5% in 2002 , 4% in 2003 and 3.5% in 2004 and thereafter. In addition, the basis in respect of which the royalties are paid has been expanded (as described above). During 2004, a further redaction was approved; accordingly, the rate of royalty payments paid by cellular operators will be reduced annually by 0.5%, starting January 1st 2006, to a level of 1%.

The royalty expenses for the years ended December 31, 2003, 2004 and 2005 were approximately NIS 119,387,000, NIS 120,131,000 and NIS 122,599,000 ($ 26,635,000), respectively, and are included under “cost of services revenues”.

2)	Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. The Company paid a total amount of approximately NIS 31 million, NIS 31 million and NIS 47 million, for the year 2003, 2004 and 2005, respectively. Under the above Regulations should the Company choose to return a frequency such payment is no longer due.

3)	Operating leases

The Company has entered into operating lease agreements as follows:

a)	Lease agreements for its headquarters facility in Rosh Ha’ayin for a fifteen-year period (until 2018). The Company has an option to shorten the lease periods by 3.5 to 8.5 years. The rental payments are linked to the Israeli CPI.

b)	Lease agreements for service centers and retail stores for a period of two to five years. The Company has an option to extend the lease periods for up to twenty additional years (including the original lease periods). The rental payments are linked partly to the dollar and partly to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

c)	Lease agreements in respect of cell sites throughout Israel are for periods of two to three years. The Company has an option to extend the lease periods up to ten years (including the original lease periods). The rental payments fees are partly linked to the dollar and are partly linked to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8	–	COMMITMENTS AND CONTINGENCIES (continued):

d)	Operating lease agreements in respect of vehicles are for periods of three years. The rental payments are linked to the Israeli CPI.

e)	The minimum projected rental payments (including the payments in the periods of the reasonably assured option terms) for the next five years, at rates in effect at December 31, 2005, are as follows:

	NIS	Convenience translation into dollars
	I n t h o u s a n d s

Year ended December 31:
2006	160,579	34,886
2007	140,537	30,532
2008	121,107	26,310
2009	94,325	20,492
2010	79,491	17,269
2011 and thereafter	329,477	71,579

	925,516	201,068

f)	The rental expenses for the years ended December 31, 2003, 2004 and 2005 were approximately NIS 163 million, NIS 176 million, and NIS 185 million ($ 40 million), respectively.

4)	At December 31, 2005, the Company is committed to acquire fixed assets, for approximately NIS 114 million (approximately $ 25 million).

5)	At December 31, 2005, the Company is committed to acquire handsets for approximately NIS 160 million (approximately $ 35 million).

6)	As to cost sharing agreement with Hutchison Telecommunications Limited, see note 14c.

7)	The Company has signed on January 22, 2006, an agreement with MED I.C.- 1 (1999) Ltd (“Med 1”) to purchase the transmission business activity of MED 1, for a consideration of approximately $15 million, subject to certain adjustments. The transaction is subject to fulfillment of the closing conditions.

b.	Contingent Liabilities:

1)	On April 8, 2002, a claim was filed against the Company, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages. Only preliminary hearings have taken place. The Company submitted its response to the amended motion to certify the claim as a class action on August 1, 2005. A hearing is scheduled to May 16, 2006.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8	–	COMMITMENTS AND CONTINGENCIES (continued):

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

2)	On April 13, 2003, a claim was filed against the Company and other cellular telecommunication companies, together with a request to recognize this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million (or according to the claimant’s response – NIS 100 million per year until 1.3.2005). The Company filed its response on October 1, 2003. The claimants have filed their response to the Company’s response on July 12, 2005. A hearing is scheduled for April 26, 2006.

At this stage, no hearings have taken place and unless and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

3)	The Company does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

4)	Section 197 of the Building and Planning Law states that a property owner has the right to be compensated by a local planning committee for reductions in property value as a result of a new building plan. On January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of cell site permits by local planning and building councils upon indemnification, by the cellular operators, against reduction in property value. The Company provided to local authorities 24 letters of undertaking to provide such indemnifications for the benefit of the local authority within 30 days from the enactment of a law or a final court decision requiring such indemnifications. Management, based on the opinion of legal counsel, cannot at this date, determine the effect, if any, of the above letters of undertaking on the financial results and financial position of the Company.

5)	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company, its result of operations and cash flows. The accounts do not include a provision in respect thereof.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	SHAREHOLDERS’ EQUITY:

a.	Share capital:

The Company’s shares are traded on the Tel-Aviv stock exchange (TASE), on the London Stock Exchange (“LSE”) and, in the form of American Depository Receipts (“ADRs”), each represent one ordinary share, on the NASDAQ National Market (“Nasdaq – NM”). During 2001, the Company listed its shares in the TASE according to the dual listing regulations. On December 31, 2005, the closing price per ADR on the Nasdaq – NM was $8.41; the Company’s shares were quoted on that date on the TASE at NIS 38.73 ($8.20).

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

On April 20, 2005, the Company repurchased approximately 33.3 million of its shares pursuant to an offer received from its founding Israeli Shareholders in February 2005. These shareholders held together approximately 22.5% of the Company’s outstanding shares at the time of the offer. As a result of the repurchase, the collective shareholdings of the founding Israeli shareholders was reduced to approximately 5.4% of the Company’s issued and outstanding share capital. The price per share at which these shares were acquired was NIS 32.2216 per share. The shares were cancelled pursuant to the repurchase. The excess of cost over its par value was charged to accumulated deficit.

b.	Employee stock option plans:

1)	a.	On March 3, 1999, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “1998 Plan”), pursuant to which 5,833,333 ordinary shares were reserved for issuance upon the exercise of 5,833,333 options to be granted to key employees without consideration, of which 729,166 options were later cancelled. Through December 31, 2005 – 5,505,557 options have been granted pursuant to the 1998 Plan, of which 4,475,942 options have been exercised and 597,141 options have been forfeited (options forfeited were available for subsequent grants).

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

As of December 31, 2005 – 195,751 options of the 1998 Plan remain ungranted.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	SHAREHOLDERS’EQUITY (continued):

b.	In October 2000, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “2000 Plan”), pursuant to which 4,472,222 ordinary shares were reserved for issuance upon the exercise of 4,472,222 options to be granted to employees without consideration. The options vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

The NIS denominated exercise price per share of the options, is equal to the market price of the Company’s shares on the date on which the options are granted.

During November 2003, 419,930 options of this plan were transferred to options under the 2003 amendment Plan (see c. below).

Through December 31, 2005 – 5,317,555 options were granted pursuant to the 2000 Plan, of which 2,223,891 options have been exercised, 1,407,833 options were forfeited and 102,250 expired (options forfeited and expired were available for subsequent grants). As of December 31, 2005 – 244,820 options of the 2000 Plan remain ungranted.

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

On December 30, 2003, the Company’s Board of Directors approved the grant of 195,000 options (out of the 419,930 options that were transferred from the 2000 Plan) under the 2003 amended Plan with an exercise price of NIS 20.45 – which was less than the market price on the date of grant. As of December 31, 2005 – 224,930 options of the 2003 amended Plan remain ungranted.

d.	In July 2004, the Company’s Board of Directors approved a stock option plan (hereafter – the “2004 Plan”), pursuant to which 5,775,000 ordinary shares were reserved for issuance upon the exercise of 5,775,000 options to be granted without consideration. The options will be granted to employees under the provisions of the capital gain’s tax route provided for in Section 102 of the Israeli Income Tax Ordinance. The options vest in four equal annual batches, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	SHAREHOLDERS’EQUITY (continued):

Through December 31, 2005 – 5,614,000 options have been granted to Company’s employees pursuant to the 2004 Plan, of which 257,500 options have been exercised and 500,750 options were forfeited.

As of December 31, 2005 – 661,750 options of the 2004 Plan remain ungranted.

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

In December 2002, the Company signed an agreement with the tax authorities concerning the tax liabilities of its employees regarding the benefit arising from the options granted to them. According to the agreement, the individual tax rate on the taxable income received by the employees in connection with the benefit arising from the options will be reduced; in return, the Company will defer the deduction of such an expense, for a period of 4 years from the date it commences paying income taxes.

The agreement applies only to employees who have agreed to participate in the arrangement, and relates to (1) options that were exercised by December 31, 2002; and/or (2) options that vest by December 31, 2003 and are exercised by March 31, 2004. In each case, the Section 102 trustee must have held the options for a period of 24 months from the date on which they were granted.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	SHAREHOLDERS’EQUITY (continued):

2)	Following is a summary of the status of the plans as of December 31, 2003, 2004 and 2005 and the changes therein during the years ended on those dates:

	Year ended December 31
	2003		2004		2005
	Number	Weighted average exercise price*	Number	Weighted average exercise price*	Number	Weighted average exercise price*
		NIS		NIS		NIS

Balance outstanding at beginning
of year	6,611,110	18.00	5,340,970	19.95	8,911,305	24.12
Changes during the year:
Granted**	195,000	20.45	5,095,500	26.74	518,500	32.75
Exercised	(1,100,352)	7.06	(1,341,647)	17.67	(1,809,000)	19.21
Forfeited	(304,538)	23.03	(169,768)	21.86	(525,750)	26.44
Expired	(60,250)	26.28	(13,750)	27.35	(28,250)	21.49

Balance outstanding at end of year	5,340,970	19.95	8,911,305	24.12	7,066,805	25.85

Options exercisable at end of year	3,504,914	19.35	3,424,675	21.29	2,838,928	23.83

*	Includes options under the 1998 Plan, the exercise price of which is weighted based on the applicable date’s NIS – dollar exchange rate.

**	Below market price.

The following table summarizes information about options outstanding at December 31, 2005:

Options outstanding				Options exercisable
Range of exercise prices	Number outstanding at December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2005	Weighted average exercise price
NIS		Years	NIS		NIS

1.58	187,109	0.7	1.58	187,109	1.58
17.25-22.23	854,856	5.3	20.45	700,354	20.42
26.74	4,341,500	8.9	26.74	743,375	26.74
27.35	1,169,090	3.8	27.35	1,169,090	27.35
30.73-33.72	514,250	9.2	32.77	39,000	30.73

	7,066,805	7.4	25.85	2,838,928	23.83

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	SHAREHOLDERS’EQUITY (continued):

c.	Dividends

On September 13, 2005, the Company’s shareholders approved the distribution of a cash dividend in the amount of NIS 0.57 per share (approximately NIS 86.8 million ($ 18.9 million)) to shareholders on record as of September 26, 2005.

On February 1, 2006, the Company’s Board of Directors resolved and recommended the distribution of a cash dividend in the amount of NIS 0.65 per share (approximately NIS 100 million ($ 22 million)) to shareholders on record as of April 10, 2006. The Dividend payment is subject to the approval of the Company’s shareholders.

A cash dividend is paid in Israeli currency.

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

b.	Tax rates applicable to income of the Company and its subsidiary

The income of the company and its Israeli subsidiaries (other than income from “approved enterprises”, see c. below) is taxed at the regular rate. Through December 31, 2003, the corporate tax was 36%. In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for 2004 and thereafter are as follows: 2004 – 35%, 2005 –34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

As a result of the changes in the tax rates, the company adjusted – in each of the years 2004 and 2005 – at the time the aforementioned amendments were made, its deferred tax balances, in accordance with the tax rates expected to be in effect in the coming years; the effect of the change has been carried to income on a current basis.

c.	Losses carried forward to future years

At December 31, 2005, the Group had carryforward losses of approximately NIS 111 million (approximately $ 24 million). The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10	–	TAXES ON INCOME (continued):

d.	Deferred income taxes

The major components of the net deferred tax asset, current and non-current, in respect of the balances of temporary differences and the related valuation allowance as of December 31, 2004 and 2005, are as follows:

	December 31
	2004	2005	2005
	NIS		Convenience translation into dollars
	In thousands

In respect of carryforward tax
losses (see c. above)	239,894	33,566	7,292
Subscriber acquisition costs	39,976	31,233	6,786
Allowance for doubtful accounts	28,595	32,640	7,091
Provisions for employee rights	15,297	14,842	3,224
Depreciable fixed assets	(31,053)	(25,533)	(5,547)
Amortized license	52,619	42,074	9,141
Options granted to employees	9,614	24,331	5,286
Other	697	1,952	424

	355,639	155,105	33,697
Valuation allowance - in respect of
carryforward tax losses	(5,694)	(3,239)	(704)

	349,945	151,866	32,993

The changes in the valuation allowance for the years ended December 31, 2003, 2004, and 2005, are as follows:

	2003	2004	2005	2005
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	823,072	8,555	5,694	1,237
Utilization during the year	(161,541)	(2,107)
Change during the year	(652,976)	(754)	(2,455)	(533)

Balance at end of year	8,555	5,694	3,239	704

During 2004 and 2005, the Company utilized approximately NIS 700 million and approximately NIS 549 million ($ 119 million) of its carryforward tax losses, respectively.

As of December 31, 2005, the Company would require approximately NIS 98 million of future taxable income in order to fully realize the carryforward tax losses assets.

A full valuation allowance was provided in respect of the wholly owned subsidiary, as it is more likely than not that its deferred tax assets will not be realized.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10	–	TAXES ON INCOME (continued):

e.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b. above), and the actual tax expense:

	Year ended December 31
	2003	2004	2005	2005
	NIS			Convenience translation into dollars
	In thousands

Income before taxes on income,
as reported in the income statements	529,628	758,801	557,458	121,108

Theoretical tax expense	190,666	265,580	189,536	41,177
Increase in taxes resulting from adjustment to
deferred tax balances due to changes in
tax rates, see b above		34,521	11,442	2,486
Difference between the basis of measurement
of income reported for tax purposes and
the basis of measurement of income for
financial reporting purposes - net		(10,124)	(86)	(19)
Decrease in taxes in respect of valuation
allowance reversal	(652,976)
Decrease in taxes resulting from utilization,
in the reported year, of carryforward
tax losses for which deferred taxes
were not created in previous years	(161,541)	(2,107)
Other	(9,171)	(622)	2,006	436

Taxes on income for the reported year	(633,022)	287,248	202,898	44,080

f.	Tax assessments:

1)	The Company has received final assessment through the year ended December 31, 2001.

2)	The subsidiary has not been assessed for tax purposes since incorporation.

NOTE 11	–	LIABILITIES SECURED BY PLEDGES AND RESTRICTIONS PLACED IN RESPECT OF LIABILITIES

At December 31, 2005, balances of liabilities of the Company in the amount of NIS 696 million ($ 151 million) under the Company’s credit facility are pledged as a collateral by a first ranking floating charge on all of the Company’s current or future business, property, rights and assets, other than the its license. The Company has also undertaken under the credit facility not to create or permit to subsist any further charges on its assets, with certain limited exceptions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Linkage of monetary balances:

1)	As follows:

	December 31, 2005
	In or linked to foreign currencies (mainly dollars)	Linked to the Israeli CPI	Unlinked
	In thousands

NIS:
Assets	628	56,348	1,014,943

Liabilities	186,865	2,363,203	1,030,248

Convenience translation into
dollars:
Assets	136	12,242	220,496

Liabilities	40,596	513,405	223,821

2)	Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange rate of one dollar	Israeli CPI*

At December 31:
2005	NIS 4.603	185.05 points
2004	NIS 4.308	180.74 points
2003	NIS 4.379	178.58 points
2002	NIS 4.737	182.01 points
Increase (decrease) during the year:
2005	6.8%	2.4%
2004	(1.6)%	1.2%
2003	(7.6)%	(1.9)%

*	Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

b.	Derivative financial instrument – foreign exchange risk management

The Company enters into foreign currency derivative transactions in order to protect itself against the risk that the eventual dollar cash flows resulting from the anticipated payments in respect of purchases of handsets and capital expenditures in foreign currency will be affected by changes in exchange rates. In addition the Company enters into derivative transactions in order to protect itself against the increase in the CPI in respect of the principal of the CPI-linked Notes payable. However, these contracts do not qualify for hedge accounting under FAS 133.

The Company does not hold or issue derivative financial instruments for trading purposes.

As the counterparties to the derivatives are Israeli banks, the Company considers the inherent credit risks remote.

The notional amounts of foreign currency derivatives as of December 31, 2004 and 2005 are as follows:

	December 31
	2004	2005	2005
	NIS		Convenience translation into dollars
	(In millions)

Forward transactions for the
changes in the Israeli CPI		1,500	326

Forward transactions for the
exchange of dollars into NIS	*1,094	129	28

Embedded derivatives -
dollars into NIS	132	183	40

*	On August 2004, the Company entered into a forward transaction that hedged the Notes payable principal ($ 175 million) until August 2005.

The derivative financial instruments are for a period of up to one year. As of December 31, 2005, the remaining contractual lives are for periods up to one year.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

c.	Fair value of financial instruments

The financial instruments of the Company as of December 31, 2005 consist mainly of non-derivative assets and liabilities (items included in working capital and long-term liabilities); the Company also has some derivatives, which are presented at their fair value.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying value. The fair value of long-term loans approximates the carrying value, since they bear interest at rates close to the prevailing market rates. Regarding the fair value of Notes payable see note 6.

The fair value of derivatives as of December 31, 2005, is a liability of approximately NIS 7 million (approximately $1.5 million) and an asset of approximately NIS 5.1 million (approximately $1.1 million) (December 31, 2004 – a liability of approximately NIS 55.3 million).

NOTE 13	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

a.	Accounts receivable:

	December 31
	2004	2005	2005
	NIS		Convenience translation into dollars
	In thousands

1) Trade (current and long-term)
The item is presented after the deduction of:
(a) Deferred interest income*	(16,968)	(35,946)	(7,809)

*	Long-term trade receivables (including current maturities) as of December 31, 2004 and 2005 in the amount of NIS 184,706,000 and NIS 406,072,000 ($ 88,219,000), respectively, bear no interest. These balances are in respect of handsets sold in installments (mostly 36 monthly payments).

Income in respect of deferred interest is the difference between the original and the present value of the trade receivable. The current amount is computed on the basis of the interest rate relevant to the date of the transaction (5% – 5.4%) (2004 – 5% –5.9%).

(b)	Allowance for doubtful accounts. The changes in the allowance for the years ended December 31, 2003, 2004, and 2005, are as follows:

	2003	2004	2005	2005
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	74,622	77,295	86,651	18,825
Utilization during the year	(12,928)	(11,900)	(6,590)	(1,432)
Change during the year	15,601	21,256	28,739	6,244

Balance at end of year	77,295	86,651	108,800	23,637

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

2)	Other:

	December 31
	2004	2005	2005
	NIS		Convenience translation into dollars
	In thousands

Government institutions	24,183	51,340	11,154
Prepaid expenses	14,248	13,386	2,908
Sundry	31,727	32,402	7,039

	70,158	97,128	21,101

b.	Accounts payable and accruals – other:

	December 31
	2004	2005	2005
	NIS		Convenience translation into dollars
	In thousands

Employees and employee institutions	87,537	81,501	17,706
Provision for vacation and recreation pay	22,844	22,827	4,959
Value added tax	45,830	38,332	8,328
Income received in advance	53,019	58,655	12,743
Accrued interest on long-term liabilities	39,553	22,654	4,922
Derivative instruments	55,331	5,138	1,116
Handsets warranty	1,734	1,064	231
Sundry	1,516	1,309	284

	307,364	231,480	50,289

c.	Provision for warranty – the changes in the provision for warranty for the years ended December 31, 2003, 2004, and 2005, are as follows:

	2003	2004	2005	2005
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	2,589	2,053	1,734	377
Product warranties issued for
new sales	4,215	2,943	2,420	525
Utilization during the year	(4,751)	(3,262)	(3,090)	(671)

Balance at end of year	2,053	1,734	1,064	231

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

d.	Other liabilities:

1.	Asset retirement obligations – the changes in the asset retirement obligations for the years ended December 31, 2003, 2004 and 2005, are as follows:

	2003	2004	2005	2005
	NIS			Convenience translation into dollars
	In thousands

Balance at January 1,	4,665	6,367	7,567	1,644
Liability incurred
during the year	626	833	682	148
Liability settled during
the year	(341)	(271)	(751)	(163)
Accretion expenses	296	638	659	143
Revision in the estimates
during the year	1,121

Balance at December 31,	6,367	7,567	8,157	1,772

2.	Capital lease:

	December 31, 2005
	NIS	Convenience translation into U.S dollars
	In thousands

Total commitment	17,018	3,697
Less - deferred interest expenses	1,836	399

Long term lease	15,182	3,298
Less - current maturities	4,155	902

	11,027	2,396

The lease is linked to the US dollar and bears interest at the rate of 5.75%. The lease (net of current maturities) mature in the following years after the balance sheet dates:

	December 31
	NIS	Convenience translation into U.S dollars
	NIS in thousands

Second year	4,175	907
Third year	4,486	975
Fourth year	2,366	514

	11,027	2,396

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

e.	Financial expenses, net:

	Year ended December 31
	2003	2004	2005	2005
	NIS			Convenience translation into dollars
	In thousands

Financial income	(1,952)	(3,521)	(5,934)	(1,289)
Financial expenses	320,771	203,115	214,741	46,652
Expenses relating to the
redemption of notes, note 6b			62,615	13,603
Derivative instruments	59,580	63,356	(45,492)	(9,883)
Exchange rate differences	(59,168)	(8,978)	49,839	10,828
CPI Linkage differences	(4,554)	2,285	69,029	14,996
Factoring costs	17,111	17,459	650	141
Less - capitalized interest	(10,078)	(13,171)

	321,710	260,545	345,448	75,048

f.	Diluted EPS

Following are data relating to the net income and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31
	2003	2004	2005	2005
	NIS			Convenience translation into dollars
	In thousands

Net income used for the computation of
basic and diluted EPS (in thousands)	1,162,650	471,553	354,560	77,028

Weighted average number of shares used
in computation of basic EPS	181,930,803	183,389,383	161,711,125	161,711,125
Add - net additional shares from assumed
exercise of employee stock options	1,312,354	719,534	1,906,147	1,906,147

Weighted average number of shares used in
computation of diluted EPS	183,243,157	184,108,917	163,617,272	163,617,272

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14	–	TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a.	Transactions with related parties:

	Year ended December 31
	2003	2004	2005	2005
	NIS			Convenience translation into dollars
	I n t h o u s a n d s

Purchase of fixed assets from related party		4,678

Acquisition of handsets from related
parties	203,675	380,721	180,412	39,194

Financial expenses, mainly in respect
of the Facility agreement, net	67,906	55,048	7,145	1,552

Selling commissions, maintenance and
other expenses	7,458	4,116	14,221	3,090

Dividend			44,996	9,775

As to the repurchase of Company’s share, see note 9a.

The transactions are carried out in the ordinary course of business. Management believes that such transactions were carried out under normal market conditions.

b.	Balances with related parties:

	December 31
	2004	2005	2005
	NIS		Convenience translation into dollars
	I n t h o u s a n d s

Cash and cash equivalents	4,136

Accounts receivable trade		1,273	277

Current liabilities	15,314	58,173	12,638

Long-term liabilities	316,166

c.	Cost sharing agreement

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

The Agreement sets out the basis upon which expenses and liabilities are paid or discharged by the Hutchison group companies in connection with the joint procurement or development activities. Under the Agreement, the Company has the right to decide, and give notice of, which of the joint projects it wishes to participate in. As of December 31, 2005, the Company had given notice of its participation in 7 projects. The Company’s expected share in these projects in financial terms (including its share of joint expenses and liabilities) is not material.

NOTE 15	–	UNAUDITED SUBSEQUENT EVENT:

On April 4, 2006, a claim was filed against the Company, together with a motion requesting certification as a class action, alleging a variety of customer complaints relating primarily to alleged breach of one of the Company’s tariff plan and the termination of such plan as well as the amendment of the terms of other tariff plans. The amount of the claim, should the claim is certified as a class action, is approximately NIS 18.9 million for all customers subscribed to six tariff plans which Partner allegedly changed during the last seven years. The Company is currently preparing their response to this motion.

At this stage, no hearings have taken place, and unless and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

SIGNATURES

        The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer May 18, 2006

BY: /S/ Amikam Cohen —————————————— Amikam Cohen Chief Executive Officer May 18, 2006