Form 20-F/A
period 2004-12-31
PARTNER COMMUNICATIONS CO LTD
filed 2006-06-13
CIK 1096691

================================================================================

       As filed with the Securities and Exchange Commission June 13, 2006

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A
                                 Amendment No.1

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

                                 Title of class
                                 --------------

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

                                      NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

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

                                 YES |X| NO |_|

Indicate by check mark which financial statement item the Registrant has elected to follow:

                             ITEM 17 |_| ITEM 18 |X|


================================================================================

                                TABLE OF CONTENTS

EXPLANATORY NOTE                                                              1
----------------
Item 19.  EXHIBITS                                                            2
------------------

         As used herein, references to "we," "our," "us," "Partner" or the "Company" are references to Partner Communications Company Ltd. and to its wholly-owned subsidiary, Partner Future Communications 2000 Ltd., except as the context otherwise requires.

                                EXPLANATORY NOTE

         Partner Communications Company Limited is filing this Amendment No. 1 to Form 20-F solely to provide an updated Exhibit 4.(a).8 of the Company's annual report on Form 20-F for the year ended December 31, 2004.


         This Amendment No. 1 is not intended to revise other information presented in our Annual Report on Form 20-F for the year ended December 31, 2004 as originally filed. This Amendment No. 1 does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure other than as required to reflect the amendment discussed above.

ITEM 19. EXHIBITS

Pursuant to the rules and regulations of the Securities and Exchange Commission, we have filed certain agreements as exhibits to this Amendment No. 1 to the 2004 Annual Report on Form 20-F/A. These agreements may contain representations and warranties by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may have been qualified by disclosures made to such other party or parties, (ii) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments, which may not be fully reflected in our public disclosure, (iii) may reflect the allocation of risk among the parties to such agreements and (iv) may apply materiality standards different from what may be viewed as material to investors. Accordingly, these representations and warranties may not describe our actual state of affairs at the date hereof and should not be relied upon.

Exhibit    Description
No.


#4.(a).8   Dealer Agreement with Super-Pharm dated February 12, 2004.
12.(a).1 Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.(a).2 Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.(a).1 Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

----------------
#     Confidential treatment requested.

Confidential material has been redacted and has been separately filed with the Securities and Exchange Commission.

                                   SIGNATURES

         The Company hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign Amendment No. 1 to Form 20-F on its behalf.

                                            Partner Communications Company Ltd.


                                            BY: /s/ Alan Gelman
                                            ------------------------------------
                                            Alan Gelman
                                            Chief Financial Officer
                                            June 13, 2006

                                            BY: /s/ Amikam Cohen
                                            ------------------------------------
                                            Amikam Cohen
                                            Chief Executive Officer
                                            June 13, 2006