Form 20-F
period 2006-12-31
PARTNER COMMUNICATIONS CO LTD
filed 2007-06-12
CIK 1096691

As filed with the Securities and Exchange Commission on June 12, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

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

ORDINARY SHARES OF NIS 0.01 EACH     154,516,217

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☒ NO ☐

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

Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:

ITEM 17 ☐ ITEM 18 ☒

If this is an annual report, indicate by checkmark whether the Registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act.

YES ☐ NO ☒

INTRODUCTION

        As used herein, references to “we,” “our,” “us,” “Partner” or the “Company” are references to Partner Communications Company Ltd. and to its wholly-owned subsidiaries, Partner Future Communications 2000 Ltd., Partner Land-Line Communications Solutions LLP and Partner Business Communications Solutions, LLP (of which Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner), except as the context otherwise requires. In addition, references to our “financial statements” are to our consolidated financial statements except as the context otherwise requires.

        In this document, references to “$,” “US$,” “US dollars” and “dollars” are to United States dollars and references to “NIS” and “shekels” are to New Israeli Shekels. This annual report contains translations of NIS amounts into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this annual report as convenience translations could have been or could be converted from NIS into US dollars at these rates, at any particular rate or at all. The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the representative exchange rate on December 29, 2006 of NIS 4.225= US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data.”

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

        Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

—	the effects of the high degree of regulation in the telecommunications market in which we operate;

—	regulatory developments related to the implementation of number portability;

—	regulatory developments relating to tariffs, including interconnect tariffs, roaming charges, and SMS tariffs;

—	the difficulties associated with obtaining all permits required for building and operating of antenna sites;

—	the requirement to indemnify planning committees in respect of claims made against them relating to the depreciation of property values or to alleged health damage resulting from antenna sites;

—	the effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change our customer mix, profitability and average revenue per user, and the response of competitors to industry and regulatory developments;

—	regulatory developments which permit the Ministry of Communications to require us to offer our network infrastructure to other operators, which may lower the entry barrier for new competitors;

—	uncertainties about the degree of growth in the number of consumers in Israel using wireless personal communications services and the growth in the Israeli population;

—	the risks associated with the implementation of a third generation (3G) network and business strategy, including risks relating to the operations of new systems and technologies, potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered, and the risk that the use of internet search engines by our 3G customers will be restricted;

—	the results of litigation filed or that may be filed against us;

—	the risk that, following a possible rearrangement of spectrum, we may lose some of our frequencies or we may be allocated spectrum of inferior quality;

—	the risks associated with technological requirements, technology substitution and changes and other technological developments;

—	alleged health risks related to antenna sites and use of telecommunication devices;

—	the impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

—	fluctuations in foreign exchange rates;

—	the possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control; and

—	the availability and cost of capital and the consequences of increased leverage.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

3A. Selected Financial Data

        The following table sets forth our selected financial data as at and for each of the years in the five-year period ended December 31, 2006 prepared in accordance with US GAAP. The selected financial data for each of the years in the three-year period ended December 31, 2006 and at December 31, 2006 and 2005 are derived from our consolidated financial statements set forth elsewhere in this annual report. The selected financial data for each of the years ended December 31, 2003 and 2002 and at December 31, 2004, 2003 and 2002 are derived from our audited financial statements not appearing in this annual report. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the financial statements and notes thereto included elsewhere in this annual report.

	Year ended December 31,
	2002	2003	2004	2005	2006	2006
	New Israeli Shekels in thousands (except per share data)					Convenience translation into US$

Statement of Operations Data
Revenues, net
Services	3,766,584	4,117,887	4,615,781	4,619,932	5,027,310	1,189,896
Equipment	287,979	349,832	524,956	503,007	579,401	137,136

	4,054,563	4,467,719	5,140,737	5,122,939	5,606,711	1,327,032

Cost of revenues
Services	2,499,534	2,586,707	2,885,077	3,022,480	3,085,507	730,297
Equipment	569,924	549,749	729,937	743,872	811,760	192,133

	3,069,458	3,136,456	3,615,014	3,766,352	3,897,267	922,430

Gross profit	985,105	1,331,263	1,525,723	1,356,587	1,709,444	404,602
Selling and marketing expenses	308,079	314,008	325,244	272,900	307,592	72,803
General and administrative expenses	143,594	162,387	181,133	180,781	183,460	43,422

Operating profit	533,432	854,868	1,019,346	902,906	1,218,392	288,377
Financial expenses, net	445,180	321,710	260,545	345,448	166,442	39,395
Loss on impairment of investments in non- marketable securities	4,054	3,530	-	-	-	-

Income before tax	84,198	529,628	758,801	557,458	1,051,950	248,982

Tax benefit (tax expenses)	-	633,022	(287,248)	(202,898)	(370,675)	(87,734)

Income before
cumulative effect of a
change in accounting
principles	84,198	1,162,650	471,553	354,560	681,275	161,248

Cumulative effect, at beginning of year, of a change in accounting principles	-	-	-	-	1,012	240

Net income for the year	84,198	1,162,650	471,553	354,560	682,287	161,488

	Year ended December 31,
	2002	2003	2004	2005	2006	2006
	New Israeli Shekels in thousands (except per share data)					Convenience translation into US$

Earnings per ordinary share and per ADS
Basic:
Before cumulative effect	0.47	6.39	2.57	2.19	4.43	1.05
Cumulative effect	-	-	-	-	0.01	-

	0.47	6.39	2.57	2.19	4.44	1.05

Diluted:
Before cumulative effect	0.46	6.34	2.56	2.17	4.40	1.04
Cumulative effect	-	-	-	-	0.01	-

	0.46	6.34	2.56	2.17	4.41	1.04

Weighted average number of shares
Outstanding
Basic:	179,984,090	181,930,803	183,389,383	161,711,125	153,633,758	153,633,758

Diluted:	183,069,394	183,243,157	184,108,917	163,617,272	154,677,685	154,677,685

Other Financial Data

Capital expenditures, net	556,376	232,293	600,944	486,421	487,946	115,490

EBITDA(1)	1,052,240	1,379,830	1,575,996	1,568,616	1,850,107	437,895
Statement of Cash Flow Data

Net cash provided by operating activities	682,191	1,031,492	1,272,802	1,006,324	1,223,469	289,578

Net cash used in investing
activities	(815,968)	(376,769)	(673,616)	(546,692)	(448,686)	(106,198)

Net cash provided by (used in) financing activities	129,865	(652,309)	(598,349)	(460,235)	(701,244)	(165,975)

Balance Sheet Data (at year end)

Current assets	816,416	865,319	1,057,148	1,170,976	1,274,350	301,621

Investments and long-term
receivables	45,991	72,630	165,815	264,456	355,489	84,139

Fixed assets, net	1,864,511	1,694,584	1,843,182	1,768,895	1,747,459	413,600
License and deferred charges, net	1,269,348	1,325,948	1,325,592	1,321,167	1,247,084	295,168

Deferred income taxes	-	413,752	94,442	86,505	76,139	18,021

Total assets	3,996,266	4,372,233	4,486,179	4,611,999	4,700,521	1,112,549

Current liabilities (2)	735,153	760,256	859,741	986,995	1,027,841	243,276

Long-term liabilities (2)	3,357,497	2,536,413	2,039,363	2,809,653	2,418,213	572,358

Total liabilities	4,092,650	3,296,669	2,899,104	3,796,648	3,446,054	815,634

Shareholders' equity (capital
deficiency)	(96,384)	1,075,564	1,587,075	815,351	1,254,467	296,915

Total liabilities and shareholders' equity	3,996,266	4,372,233	4,486,179	4,611,999	4,700,521	1,112,549

(1)	EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results.

(2)	See Notes 4 5, and 6 to our consolidated financial statements for information regarding long-term liabilities and current maturities of long-term bank loans.

	Year ended December 31,
	2002	2003	2004	2005	2006	2006
	New Israeli Shekels in thousands					Convenience translation into US$

Reconciliation Between Operating Cashflow and EBITDA
Net cash provided by operating
activities	682,191	1,031,492	1,272,802	1,006,324	1,223,469	289,578
Liability for employee rights upon retirement	(18,632)	(15,540)	(16,302)	(9,430)	(11,142)	(2,637)
Accrued interest, exchange and
linkage differences on long-term
liabilities	(91,027)	67,438	10,258	(108,411)	4,646	1,100
Amount carried to deferred charges	3,805	-	-	13,820	-	-
Accrued interest, exchange and
linkage differences on security
deposit	6,925	(8,877)	-	-	-	-

Increase (Decrease) in accounts receivable:
Trade	56,638	(22,721)	225,860	262,262	254,748	60,295
Other	8,056	5,557	13,615	26,970	304,492	72,069
Decrease (Increase) in accounts
payable and accruals:
Trade	(31,909)	93,444	(135,600)	(112,857)	58,568	13,862
Related parties	-	-	-	(10,513)	(5,317)	(1,258)
Other	(14,796)	(47,541)	(41,613)	75,884	(49,923)	(11,816)
Decrease (Increase) in inventories	12,996	(34,647)	(1,205)	107,667	(82,857)	(19,611)
Decrease (Increase) in asset retirement obligation		(1,228)	(464)	92	(1,069)	(253)
Financial expenses(*)	437,993	312,453	248,645	316,806	154,492	36,566

EBITDA	1,052,240	1,379,830	1,575,996	1,568,614	1,850,107	437,895

(*)	Financial expenses excluding any charge for the amortization of deferred financial costs.

	2004	2005	2006

Industry Data
Estimated population of Israel (in thousands)(1)	6,870	6,986	7,114.4
Estimated Israeli mobile telephone subscribers (in thousands)(2)	7,217	7,851	8,383
Estimated Israeli mobile telephone penetration(3)	105%	113%	118%

	Year ended December 31					Three months ended
	2002	2003	2004	2005	2006	March 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006

Partner Data
Subscribers (000's) (at period end)(4)	1,837	2,103	2,340	2,529	2,668	2,560	2,585	2,626	2,668
Pre-paid	540	639	700	754	781	762	768	772	781

Post-paid (private)	1,004	1,117	1,207	1,268	1,282	1,266	1,260	1,273	1,282
Post-paid (business)	293	347	433	507	605	532	557	581	605
Share of total Israeli subscribers (at period end)(5)	29%	31%	32%	32%	32%	32%	32%	32%	32%
Average monthly usage per
subscriber (mins.)(6)	280	277	286	294	311	301	307	322	316
Average monthly revenue per subscriber including in roaming (NIS)(7)	183	171	170	156	158	152	158	164	159
Churn rate(8)	10.9%	13.6%	12%	13.6%	15.6%	4.2%	3.8%	3.7%	4.0%

Estimated coverage of Israeli population (at period end)(9)	97%	97%	97%	97%	97%	97%	97%	97%	97%

Number of employees (full
time equivalent) (at
period end)(10)	2,685	2,769	3,164	3,403	3,714	3,365	3,477	3,590	3,714

(1)	The population estimates are published by the Central Bureau of Statistics in Israel.

(2)	We have estimated the total number of Israeli mobile telephone subscribers from information contained in published reports issued by, and public statements made by, Pelephone Communications Israel Ltd., or Pelephone, and Cellcom Israel Ltd., or Cellcom, or by their shareholders and from Partner subscriber data at December 31, 2004, 2005 and 2006.

(3)	Total number of estimated Israeli mobile telephone subscribers expressed as a percentage of the estimated population of Israel. This includes dormant subscribers as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers.

(4)	In accordance with general practice in the mobile telephone industry, we use the term “subscriber”, unless the context otherwise requires, to indicate a telephone or a data or video device, rather than either a bill-paying network customer, who may have a number of telephones connected to the network, or a mobile telephone user who may share a single telephone with a number of other users. “Subscriber” includes our pre-paid customers. References to the number of subscribers are stated net of subscribers who leave or are disconnected from the network, or who have not generated revenue for the Company for a period of over six consecutive months ending at a reporting date.

(5)	Total number of Partner subscribers expressed as a percentage of the estimated total number of Israeli subscribers.

(6)	We have calculated our average monthly usage per subscriber by (i) dividing, for each month in such period, the total number of minutes of usage, excluding inroaming usage, during such month by the average of the number of our subscribers, and (ii) dividing the sum of such results by the number of months in the relevant period.

(7)	We have calculated Partner average monthly revenue per subscriber by (i) dividing, for each month in the relevant year, the Partner revenue during the month, excluding revenue from equipment sales and including revenue from foreign network operators for calls made by their roaming customers while in Israel using our network, by the average number of Partner subscribers during that month, and (ii) dividing the sum of all such results by the number of months in the relevant period. We have presented the amounts in NIS.

(8)	We define the “churn rate” as the total number of subscribers who disconnect from our network, either involuntarily or voluntarily, in a given period expressed as a percentage of the average of the number of our subscribers at the beginning and end of such period. Our churn rate includes subscribers who have not generated revenue for us for a period of the last six consecutive months ending at a reporting date. Involuntary churn includes disconnections due to non-payment of bills or suspected fraudulent use, and voluntary churn includes disconnections due to subscribers switching to a competing mobile telephone network or terminating their use of our services. From July 2002, we refined our criteria for reporting active subscribers. As a result, we have included in churn for this period those subscribers who generated minute revenues only from incoming calls directed to their voice mail.

(9)	We measure coverage using computerized models of our network, radio propagation characteristics and topographic information to predict signal levels at two meters above ground level in areas where we operate a cell site. According to these coverage results, we estimate the population serviced by our network and divide this by the estimated total population of Israel. Estimates are published by the Central Bureau of Statistics in Israel.

(10)	A full-time employee is contracted to work a standard 186 hours per month. Part-time employees are converted to full-time equivalents by dividing their contracted hours per month by the full-time standard. The result is added to the number of full-time employees to determine the number of employees on a full-time equivalent basis.

Exchange Rate Data

        The following table sets forth, for the years indicated, exchange rates between the shekel and the US dollar, expressed as shekels per US dollar and based upon the daily representative rate of exchange on the last day of each year as published by the Bank of Israel.

	2002	2003	2004	2005	2006

Average(1)	4.736	4.512	4.480	4.485	4.457
High	4.994	4.924	4.634	4.741	4.725
Low	4.437	4.283	4.308	4.299	4.176
End of period	4.737	4.379	4.308	4.603	4.225

(1)	Calculated based on the average of the exchange rates on the last day of each month during the relevant period.

	December 2006	January 2007	February 2007	March 2007	April 2007	May 2007

High	4.234	4.260	4.254	4.222	4.135	4.065
Low	4.176	4.187	4.183	4.155	4.014	3.932

On June 8, 2007, the exchange rate was NIS 4.1970 per US dollar as published by the Bank of Israel. Changes in the exchange rate between the shekel and the US dollar could materially affect our financial results.

3B. Capitalization and Indebtedness

        Not applicable.

3C. Reasons for the Offer and Use of Proceeds

        Not applicable.

3D. Risk Factors

We operate in a highly regulated telecommunications market which limits our flexibility to manage our business. Regulatory decisions may materially and adversely affect our results of operations.

        Our business is highly regulated. We are subject to government regulation regarding telecommunications licenses, antitrust, frequency allocation and cost arrangements pertaining to interconnection and leased lines customer relations, billing, data and connect services or equipment. Our business and operations could be adversely affected by changes in laws, regulations or government policy affecting our business activities, such as decisions by the regulator:

—	reducing or limiting tariffs, including roaming, call and/or SMS termination tariffs;

—	adopting policies and imposing new regulations for the erection of antenna sites;

—	lowering the barriers of entry to new competitors, including Mobile Virtual Network Operators (MVNOs);

—	changing the method of calculating call duration;

—	implementing number portability in the cellular market in Israel;

—	increasing the rate of royalties to be paid to the State of Israel;

—	broadening the range of the types of revenues on which royalties are paid;

—	setting policies and imposing new regulations governing electronic trade and content services, including 3G content services;

—	changing the regulation affecting our roaming business;

—	imposing new safety and health requirements;

—	requiring us to terminate customer contracts at the end of their term where the customer has not requested an extension;

—	changing frequency allocations;

—	limiting our ability to offer subscribers tariff plans, including tariff plans that bundle different types of services, plans linking airtime rebates or benefits with the purchase of handsets;

—	otherwise limiting the prices that we may charge our customers; and

—	further regulate access to adult services.

        Further risks and uncertainties result from the fact that changes in such laws, regulations or government policy may not be adopted or implemented in the manner that we expect and may be further amended, interpreted or enforced in an unexpected manner or in a manner adverse to us.

We may be adversely affected by regulatory developments relating to number portability.

              As a result of an amendment to the Telecommunications Law in March 2005, we and the other mobile and fixed-line telephone operators were required to implement number portability by September 1, 2006. Number portability permits a mobile telephone subscriber to switch to another mobile operator while retaining the same telephone number. Despite efforts to introduce the requisite technology and coordinate the transition to number portability by September 1, 2006, currently none of the cellular or fixed-line operators has implemented number portability. We, Cellcom, and Pelephone have filed a petition with the Israeli High Court of Justice for the issuance of an order to the Government of Israel and the Ministry of Communications to show cause for their failure to act immediately in order to initiate an amendment to the Telecommunications Law postponing the deadline for the implementation of number portability. Due to this delay a purported class action law suit has been filed against us, see Note 7 in “Item 18 Financial Statements”. In May 2007, the Ministry of Communications announced that the final implementation date for number portability is December 1, 2007. However, the Ministry is considering imposing monetary sanctions on relevant telecommunication license holders, including us, in accordance with the Telecommunications Law for alleged violation of the obligation to implement number portability by September 2006. As a result, we may be exposed to substantial monetary sanctions and further legal claims.

        We cannot predict with certainty the consequences of number portability, including the response of mobile telephone subscribers following the implementation of number portability. We expect, however, that number portability will increase churn rates and may increase subscriber acquisition and retention costs. In addition, we cannot be sure how implementation of number portability will affect the overall functioning of our network and billing systems. These developments may have a material adverse effect on our business and on the overall functioning of our network system.

We may be adversely affected by regulatory developments relating to interconnect tariffs, roaming charges, and SMS tariffs.

        In recent years, the Ministry of Communications has reduced the call termination tariffs from NIS 0.50 per minute in the beginning of 2003 to NIS 0.26 per minute as of the date of this Annual Report, and SMS termination tariffs from NIS 0.38 in May 2004 to NIS 0.025 as of the date of this Annual Report. Call termination tariffs are scheduled to be reduced again in March 2008 from NIS 0.26 to NIS 0.22 per minute. The tariffs described above, which exclude VAT, are adjusted each March to reflect changes in the Israeli Consumer Price Index, or CPI. In response to these tariff reductions, we have implemented cost-cutting measures as well as price increases and repackaging of our tariff plans. These regulatory changes negatively impact our revenues and profits.

        The Ministry of Communications has also indicated that it intends to start implementing a process to unify rates for calls terminating both on and off an operator’s network. Preliminary hearings with the cellular operators in Israel on this matter commenced in August 2005, but have been suspended and are expected to be resumed in 2008. This change, if implemented, could also adversely affect our revenues and profits.

        The Ministry of Communications has declared its intention to evaluate roaming charges. As a result of this evaluation new regulations may be implemented that would limit fees charged by Israeli cellular companies for calls made by foreign network operators’ subscribers while in Israel using our network as well as for calls made by our own subscribers using their handsets abroad. Because we consider roaming charges to be a significant source of revenue, such regulatory limits could affect our revenues.

        In 2005, our license was amended to regulate charging for SMS messages sent outside our network, which, under one interpretation of the amendment, may lead to claims of our SMS charges not being in compliance with our license. To date, we have fulfilled the license requirements, even under this potential interpretation, with respect to SMS messages sent to subscribers of one other cellular operator. However, due to technological difficulties which we and our competitors face that have not yet been resolved, we may face claims, if such interpretation of the amendment prevails, of not having implemented the amendment with respect to SMS messages sent to subscribers of two other operators. We have notified the Ministry of Communications of our technological inability to fully implement the amendment, if it is so interpreted. The Ministry of Communications has proposed an amendment to our license to resolve this problem, which we believe is unsatisfactory because it does not change the charging criteria but mainly proposes certain customer notification requirements. Until such time as the cellular operators develop the necessary interfaces or our license is amended, we may be exposed, if such an interpretation prevails, to substantial sanctions and legal claims.

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

        Our ability to maintain and improve the extent quality and capacity of our network coverage depends in part on our ability to obtain appropriate sites and approvals to install our network infrastructure, including antenna sites. The erection and operation of most of these antenna sites require building permits from local or regional zoning authorities, as well as a number of additional permits from governmental and regulatory authorities, such as:

—	erection and operating permits from the Ministry of the Environment;

—	permits from the Civil Aviation Authority, in certain cases; and

—	permits from the Israeli Defense Forces.

In addition, as part of our 3G network build out, we are erecting additional antenna sites and making modifications to our existing antenna sites, for which we may be required to obtain new consents and approvals.

        Like our competitors, we have experienced difficulties in obtaining some consents and permits, especially those from local building authorities. As of December 31, 2006, approximately 20% of our antenna sites were operating without local building permits or applicable exemptions. A substantial portion of these antenna sites are microsites. We believe that a portion of the sites operating without permits from local authorities do not require local building permits under the Planning and Building Law 1965. In addition, some of the building permits we have received are not compatible with the antenna sites for which they were obtained. If we continue to experience difficulty in obtaining approvals for the erection of antenna sites, this could adversely affect our existing network and delay the erection of additional antenna sites to our network. This difficulty could have an adverse effect on the extent, quality and capacity of our network coverage and on our ability to continue to market our products and services effectively. Our inability to resolve these issues in a timely manner could also prevent us from achieving or maintaining the network coverage and quality requirements contained in our license.

        In addition, we, like the other mobile telephone operators in Israel, provide repeaters, also known as bi-directional amplifiers, to subscribers seeking an interim solution to weak signal reception within specific indoor locations. In light of the lack of a clear policy of the local planning and building authorities, and in light of the practice of the other mobile telephone operators, we have not requested permits under the Planning and Building Law for the repeaters. We have received an approval to connect the repeaters to our communications network, however, from the Ministry of Communications. We have also approached the Ministry of the Environment, asserting that no permits are necessary for the repeaters, based on the Ministry’s previous advice that permits are not necessary for devices with levels of emission comparable to those of “Fixed Cellular Terminals”. If the local planning and building authorities determine that permits are necessary for the installation of these devices, or any other receptors that we believe do not require a building permit, it could have a negative impact on our ability to obtain permits for our repeaters. Recently, the Non-Ionizing Radiation Law, 2006 was enacted which defines the various powers of the Ministry of the Environment as they relate, inter alia, to the grant of permits for antenna sites and which sets standards for permitted levels of non-ionizing radiation emissions and reporting procedures. Pursuant to this law, which entered into effect on January 1, 2007, the Ministry of Environment will grant an operating permit for a site only if a building permit has been properly obtained for such site. If we continue to face difficulties in obtaining building permits from the local planning and building committee, we may also be unable to obtain operation permits from the Ministry of Environment. Operation of an antenna site without a permit from the Ministry of Environment could result in criminal and civil liability to us or to our officers and directors.

        The erection of an antenna site without a required local building permit is a violation of the Planning and Building Law, 1965 and, in some cases, has resulted in a demolition order being imposed on us and in the filing of criminal charges and civil proceedings against us and our officers and directors. In the future, we may face additional demolition orders, monetary penalties and criminal charges, including against our officers and directors.

In connection with certain building permits, we may also be required to indemnify certain planning committees in respect of claims against them relating to the depreciation of property values that result from the granting of permits for antenna sites, which may have a material adverse effect on our financial condition and results of operations.

        The extent of our potential liability in connection with alleged depreciation in the value of nearby properties as a result of the building of antenna sites may be increased as a result of various developments

        Under the Planning and Building Law, 1965, local planning committees may be held liable for the depreciation of the value of nearby properties as a result of approving a building plan. Under the Non-Ionizing Radiation Law, which became effective as of January 2006, the National Council for Planning and Building requires indemnification undertakings from cellular companies as a precondition for obtaining a building permit for new or existing antenna sites. The National Council has decided that until National Building Plan 36 is amended to reflect a different indemnification amount, cellular companies will be required to undertake to indemnify the committees in full against all losses resulting from claims against a committee for reduction in property values. Thus, at present, in order to obtain a building permit for a new or existing antenna site, we must undertake to provide full indemnification for the reduction of property value. We cannot predict whether the legal requirement to provide full indemnification will be adopted in the amended National Building Plan 36, nor can we predict when the National Building Plan 36 will be amended. To date, we have provided local authorities with more than 100 indemnification undertakings. These indemnifications expose us to risks which are difficult to quantify or mitigate and which may have a material adverse effect on our financial conditions and results of operations if we are required to make substantial payments in connection therewith. In addition, the requirement to provide indemnification in connection with new building permits may impede our ability to obtain building permits for existing antenna sites or to expand our network with the erection of new antenna sites. In addition, the requirement to provide indemnifications in connection with new building permits may cause us to change the location of our antenna sites to different, less suitable locations or to dismantle existing antenna sites which may have an adverse effect on the extent, quality and capacity of our network coverage.

        Further, there have been a number of attempts by local planning committees to include mobile phone operators in claims against such committees for the depreciation in value of nearby properties as a result of the erection of antenna sites. If the local planning committees succeed in including mobile phone operators in these actions, it may expose us to significant liability and have a material adverse effect on our financial condition and results of operation. In two such actions, we were included as defendants, although we do not believe that these actions expose us to significant liability. For more information, see “Item 8. Financial Information – Legal and Administrative Proceedings.” We have had difficulties obtaining some of the permits for which we have applied, and have not yet applied for other permits that are required for the erection of our antenna sites. These difficulties could continue and thereby affect our ability to erect or maintain antenna sites. This could have an adverse effect on the extent, quality and capacity of our network coverage and may result in criminal or civil liability to us or to our officers and directors.”

There are alleged health risks related to antenna sites and the use of mobile telecommunications devices, including handsets. The actual or perceived health risks of mobile telephone communications devices could have a material adverse effect on our business, operations and financial condition.

        A number of studies have been conducted to examine the health effects of wireless phone use and antenna sites, and some of these studies have been construed as indicating that wireless phone use causes adverse health effects. Media reports have suggested that radio frequency emissions from antenna sites, wireless handsets and other mobile telecommunication devices may raise various health concerns and may interfere with various electronic medical devices, including hearing aids and pacemakers. While, to the best of our knowledge, the handsets that we market comply with the applicable laws that relate to acceptable Specific Absorption Rate (“SAR”) levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, we have no information as to the actual level of SAR of the handsets along the lifecycle of the handsets, including in the case of handset repair.

        Several lawsuits have been filed outside of Israel against operators and other participants in the wireless industry alleging adverse health effects and other claims relating to radio frequency transmissions to and from handsets and other mobile telecommunications devices. We may be subject to potential future litigation relating to these health concerns.

        Furthermore, we do not expect to be able to obtain insurance with respect to such liability. The perception of increased health risks related to antenna sites may cause us increased difficulty in obtaining leases for new antenna site locations or renewing leases for existing locations. If it is ever determined that health risks existed or that there was a deviation from SAR standards which would result in a health risk from sites or handsets, this would have a material adverse effect on our business, operations and financial condition, including through exposure to potential liability, a reduction in subscribers and reduced usage per subscriber.

Competition from existing competitors may require us to increase our subscriber acquisition and customer retention costs, decrease our tariffs, and may increase our churn rate.

        We compete primarily with Cellcom, Pelephone and MIRS, the other mobile telephone network operators in Israel. In 2006, Cellcom expanded its UMTS/HSDPA service, and Pelephone, which currently uses CDMA-1x technology as well as EVDO, announced its intention to roll out a GSM network and to offer UMTS/HSDPA (High Speed Uplink Packet Technology). Cellcom is an Israeli corporation that is part of the IDB group, a large Israeli conglomerate with holdings in companies that operate in many different markets in Israel. Due to the IDB group’s strong position in Israel, we believe that in some cases we have experienced and may further experience the loss of business subscribers who are affiliates of the IDB group or do business with the IDB group, and who transfer their cellular business to Cellcom.

        Because of the ease of switching between cellular operators, we have already faced and may continue to face an increase in our churn rate and may be forced to increase our customer retention costs, including subsidies towards upgrades of subscribers’ handsets, in order to retain our subscribers. In addition, the planned introduction of mobile number portability in 2007 will further facilitate the switching of subscribers between cellular operators and is expected to increase our churn rate and customer retention costs. These developments may adversely affect our market share, financial condition and results of operations.

        To the extent that fixed-line telephones are used instead of mobile telephones, we also compete with Bezeq, the incumbent fixed-line operator in Israel. In 2004, Bezeq completed its acquisition of 100% of the shares of Pelephone, which may enable Pelephone to offer combined packages of fixed-line, mobile telephone and other telecommunication services, subject to regulatory approval. We also compete with HOT, the cable television operator in Israel that also offers fixed-line telephone service. We may in the future compete with other holders of licenses to provide fixed-line telephone service.

        In January 2007, we received a license for the provision of domestic fixed-line services which enables us to offer fixed-line services to subscribers. We may, however, be at a competitive disadvantage relative to operators who may be able to offer combined packages of fixed-line, mobile telephone and other communications services, using their wholly owned infrastructure. We may also face competition from additional fixed-line operators, if additional fixed-line licenses are granted. As part of our fixed-line telephony license, the Ministry of Communications granted us the right to offer Voice Over Broadband (“VOB”) services using the infrastructure of Bezeq and HOT to access customers and to provide them with fixed-line telephony service without any payment to the infrastructure owner.

        In March 2007, the Ministry of Communications engaged NERA, an international consulting firm, to review the level of competition in Israel’s mobile market and to review whether to allow the entry of new operators including MVNO operators in the Israeli telecommunications market. Based on the findings of their review, the Ministry of Communications may opt to grant licenses to MVNOs, who may use Partner’s infrastructure or other cellular operators’ infrastructure to offer mobile telephone services.

        Increased competition may require us to increase our subscriber acquisition and customer retention costs. Competition may also limit our ability in the future to increase tariffs, or cause us to reduce tariffs. In 2006, our churn rate was higher than in 2005. Competition, including increased competition resulting from the introduction of number portability, may further increase our level of churn.

We may be required in the future to offer access to our network infrastructure to other operators. This may lower the entry barriers for potential new competitors, such as MVNOs, and adversely affect our financial results and condition and our ability to provide services to our subscribers. These operators could also gain market share at our expense by offering lower prices to our customers.

        Under the Communications Law (Telecommunications and Broadcasting), 1982, the Ministry of Communications has the power to require us, like the other telephone operators in Israel, to offer access to our network infrastructure to other operators. Similarly, our license also requires us, upon demand by the Minister of Communications, to permit other operators to provide telecom services using our network. We believe such access to our network would require additional statutory and regulatory action. Were such action to be taken, however, access to our network would lower the entry barriers for potential new competitors and increase the likelihood of additional new competitors entering the mobile telephone market in Israel. Our capacity is limited, and if we are required to allocate capacity to other operators, the services to our subscribers may be harmed or we may be required to invest additional capital in order to enable additional use of our network. If we fail to agree with new operators that are given access to our network regarding the tariffs for the usage of our infrastructure, the Ministry of Communications may set those tariffs. If the Ministry of Communications sets those tariffs too low, this may adversely affect our financial condition. In addition, operators, such as MVNOs, could offer mobile telecommunication services to our current customers at prices that are lower than our prices, thereby reducing our market share and/or causing price erosion and adversely affect our financial results and condition.

Possible changes in the law could result in increased anti-trust regulation on the mobile telephone industry in Israel, which could have a material adverse effect on our revenues and financial results.

        In the past, the former Israeli Commissioner of Restrictive Trade Practices expressed his view that the mobile telephone industry in Israel operates as an oligopoly and that the Israeli government should intervene to regulate prices and tariffs. In part, the Commissioner based his statements on the increase in prices by the mobile telephone operators as a result of the Ministry of Communications’ decision to lower call termination tariffs. The chairman of the Knesset’s Economic Committee announced that the committee would act to declare the mobile telephone operators as an oligopoly. Such a finding could result in increased regulatory intervention (including with regard to tariffs and tariffing practices), the application of certain limitations on our conduct and increased litigation, including class action lawsuits. Additional regulation, including as a result of our being declared, together with the other mobile telephone operators in Israel, as part of an oligopoly, could materially and adversely affect our revenues and our financial results.

Our subscriber growth rate, and consequently our revenue growth rate, has begun to slow, because Israel’s mobile telephone services market is highly penetrated, making it more difficult for us to obtain new subscribers than in the past and retain existing subscribers.

        Although Israel’s mobile telephone services market has experienced substantial growth, and we have experienced substantial subscriber growth since our commercial launch in 1999, the Israeli market for mobile telephone services is now highly penetrated, and the growth of the overall Israeli market and of our own subscriber base has been slower than in the past. According to data from the Central Bureau of Statistics, the population of Israel at the end of December 2006 was approximately 7.1 million. According to a recent report issued by a research company, at December 31, 2006, Israel’s mobile telephone market penetration is estimated to be approximately 118%. This may include dormant subscribers as well as subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers. Because the Israeli market for mobile telephones is highly penetrated, it is not growing at the same rate as in the past, and our own subscriber growth is not developing at the same rate as in the past. Similarly, whereas in the past our revenue growth has largely resulted from growth in the overall market, our future revenues will depend significantly on our ability to retain existing subscribers and to attract subscribers from the other mobile telephone network operators as well as on our ability to generate higher revenues from existing subscribers.

High handset prices, delays in the development of handsets, services and network compatibility and components, and supplier interoperability may hinder the deployment of 3G technology and may increase the costs related to both subscriber acquisition and subscriber retention. If we are unable to successfully develop attractive 3G services for our subscribers our results of operations will be adversely affected.

        Establishing a 3G network or upgrading its technology and developing services requires investing substantial capital resources. There is no assurance that subscribers will adopt 3G services, how widespread the usage of these new services will be, how many subscribers will be willing to pay for these services and new devices and whether the revenue generated from these services will justify the costs involved in establishing and operating our 3G networks. If we are unable to develop attractive 3G services for our subscribers, we may be required to write off all or a portion of our investment and our results of operations would be adversely affected.

        High handset prices, high handset maintenance costs and high service costs may make our 3G offering less attractive to potential subscribers or increase costs related to SAC as well as costs related to retaining subscribers (SRC), as the costs of providing handsets and upgrades to customers will increase. We also rely on application developers to develop services that will stimulate demand for our 3G network. We cannot predict whether customer demand will develop as expected. If application developers fail to develop such services, or experience delays in their development of such services, our ability to generate revenues from our 3G network will be adversely affected.

        We have selected both Nortel Networks and Ericsson to supply the infrastructure necessary to build-out our 3G network. Recently, the Nortel UMTS access business was sold to Alcatel Lucent and we are now negotiating the terms of the assignment of our agreement with Nortel. We cannot assure that Alcatel Lucent will be able to successfully deliver all of the requirements of our network, including interoperability with our existing system (including equipment of Nortel and Ericsson).

We are exposed to, and currently engaged in, a variety of legal proceedings, including claims for infringement of third party intellectual property rights and class action lawsuits.

        We are subject to the risk of intellectual property rights claims against us, including in relation to innovations we develop ourselves. These claims may require us to initiate or defend protracted and costly litigation, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages or may be required to obtain licenses for the infringing product or service. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be forced to stop using or selling the products and services, which could adversely affect our ability to provide certain services and products.

        Due to the scope and magnitude of our operations, we are subject to the risk of a large number of lawsuits, including class action suits by consumers which may be costly to defend and which may result in significant judgments against us. The Israeli Class Actions Law, 2006 and the 2005 amendment to the Israeli Consumer Protection Law, 1981 include provisions that expand the causes of action for which a class of litigants may bring suit, including with regard to any damages allegedly incurred prior to the effective date of these laws. These laws have reduced the requirements for certification of a class action lawsuit and the qualifications required to be a lead plaintiff in a class action lawsuit. These laws may increase the number of requests for approval of class actions and the number of class action suits against us, our legal exposure and our legal costs in defending against such suits, which as a result may materially and adversely affect our financial results. Currently, we are engaged in a number of purported class action suits as a defendant, some of which are for substantial amounts. For a summary of certain material legal proceedings, see “Item 8. Financial Information – Legal and Administrative Proceedings.”

We may be subject to increased regulation in respect of handset sales.

        The Ministry of Communications is considering adopting changes to the licenses of the cellular operators that would prohibit cellular operators from offering tariff plans that include handset subsidies to subscribers who purchase their handsets from the operators, unless the same tariff plans are also offered to subscribers who purchase their handsets elsewhere. If such proposed changes are adopted, we may not be able to offer handsets to our subscribers at subsidized prices or in conjunction with exclusive tariff plans. This may lead to difficulties in selling advanced handsets that have the potential to generate high content-related revenues, which in turn may reduce our potential revenues or require higher subscriber acquisition costs and adversely affect our results of operations.

Following a possible rearrangement of spectrum, we may lose some of our frequencies or we may be allocated spectrum of inferior quality.

        A recent press report alleges that the Israeli State Comptroller is investigating the possibility that the Ministry of Communications improperly allocated to us a portion of our spectrum which was intended for the use of the Palestinian authorities. We have not been formally informed of this investigation, however we were asked by the Ministry of Communications to present our position regarding the use of this spectrum. We believe that we are entitled to use all of the spectrum we are currently using and that we are paying the required consideration for the use of this spectrum. In addition, following a possible rearrangement of spectrum, the Ministry of Communications may reallocate the spectrum that was allocated to us and may allocate new spectrum to us which may be of inferior quality. If we were to be prevented from using a portion of our existing spectrum, or alternative equivalent spectrum would not be allocated to us, or if we were to be required to pay additional significant amounts for use of our existing spectrum, this could have a material adverse effect on our operations and our profitability.

The telecommunications industry is subject to rapid and significant changes in technology which could reduce the appeal of our services.

        We may face competition from existing or future technologies, including fixed-line and cordless technologies, satellite-based personal communications services, private and shared radio networks, wireless broadband access services, voice over Internet Protocol services, wireless fidelity, or Wi-Fi, technologies, WIMAX, and other communications services that have the technical capability to handle mobile telephone calls and to interconnect with the fixed-line telephone network and with internet networks. The effect of emerging and future technological changes, including the convergence of technologies and the introduction of new competitors with the ability to provide mobile telecommunication services to customers while mobile, or the viability or competitiveness of our network cannot be accurately predicted. We cannot assure you that the technologies we employ or intend to employ, including 3G technologies, will not become obsolete or subject to competition from new technologies in the future, nor can we predict the effect of competition from new technologies in the future on our financial condition or results of operations.

Our company is controlled by a single shareholder.

        As of April 15, 2007, our controlling shareholder, Hutchison Telecommunications International Limited, or Hutchison Telecom, held approximately 50.52% of our shares. Hutchison Telecom has the ability to influence our business through its ability to control all actions that require shareholder approval and through its representatives on our board of directors. Hutchison Telecom is not obligated, however, to provide us with financial support or to exercise its rights as a shareholder in our best interests or in the best interests of our minority shareholders and noteholders, and it may engage in activities that conflict with such interests. If the interests of our controlling shareholder conflict with the interests of our other shareholders and noteholders, those shareholders and noteholders could be disadvantaged by the actions that this controlling shareholder chooses to pursue. In addition, our controlling shareholder may cause our business to pursue strategic objectives that may conflict with the interests of our other shareholders and noteholders.

We benefit from our relationship with Hutchison Telecom and Hutchison Whampoa, who are global leaders in the mobile telecommunications market. We cannot assure you that we will continue to enjoy the benefits of this relationship.

        Hutchison Telecom and its largest shareholder, Hutchison Whampoa Limited, or HWL, are global leaders in the mobile telecommunications market, and we rely on and benefit from the assistance, knowledge and experience of Hutchison Telecom and HWL, for example, in connection with our ability to access a supply of 3G handsets on favorable pricing terms. We cannot assure you that Hutchison Telecom will continue to be our controlling shareholder or that HWL will continue to be the largest shareholder of Hutchison Telecom. Nor can we assure you that if Hutchison Telecom ceases to be our controlling shareholder, or HWL ceases to be the largest shareholder of Hutchison Telecom, that we will continue to enjoy the benefits of our relationship with Hutchison Telecom and HWL that we currently do.

Operating a mobile telecommunications network involves the inherent risk of fraudulent activities and potential abuse of our services, which may cause loss of revenues and non-recoverable expenses.

        There is an inherent risk of potential abuse by individuals, groups, businesses or other organizations that use our mobile telecommunications services and avoid paying for them. The effects of such fraudulent activities may be, among others, a loss of revenue and out of pocket expenses which we will have to pay to third parties in connection with those services, such as interconnect fees, payments to international operators or to operators overseas and payments to content providers. Such payments may be non-recoverable. Although we are taking measures in order to prevent fraudulent activities, we have suffered from these activities in the past, and we may suffer from them in the future. The financial impact of fraudulent activities that have occurred in the past has not been material. However, we cannot assure you that should fraudulent activities occur in the future, they will not materially affect our financial condition and results of operations.

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

        We currently lease most of our transmission capacity from Bezeq, and we lease additional capacity from other suppliers, primarily Cellcom. Although we intend to use the transmission network that we recently acquired from Med I.C.-1 (1999) Ltd., this transmission network will not entirely replace our leased capacity. We have no control over the quality and timing of the investment and maintenance activities that are necessary for these suppliers to provide us with transmission services. Disruptions, stoppages, strikes and slowdowns experienced by them may significantly affect our ability to provide mobile telephone services. The failure by our suppliers to provide reliable transmission services to us on a consistent basis could have a material adverse effect on our business, financial condition or results of operations.

We can only operate our business for as long as we have a license from the Ministry of Communications.

        We conduct our operations primarily pursuant to a general mobile telephone license granted to us by the Ministry of Communications on April 7, 1998. Our license is valid until February 2022. Our license may be extended for an additional six-year period upon our request to the Ministry of Communications and confirmation from the Ministry that we have met certain performance requirements. We may request renewal of our license for successive six-year periods thereafter, subject to regulatory approval. We cannot be certain that our license will not be revoked, will be extended when necessary, or, if extended, on what terms an extension may be granted.

        Furthermore, although we believe that we are currently in compliance with all material requirements of our license, the interpretation and application of the technical standards used to measure these requirements, including the requirements regarding population coverage and minimum quality standards, and other license provisions may not be certain, and disagreements have arisen and may arise in the future between us and the Ministry of Communications. We have provided a bank guarantee to the Ministry of Communications in the amount of US$10 million to guarantee our performance under our license. If we are found to be in material breach of our license, the guarantee may be forfeited and our license may be revoked. In addition, the Ministry of Communications is authorized to levy significant fines on us for breaches of our licenses which could have a material adverse effect on our financial condition or results of operations.

Our mobile telephone license imposes certain restrictions on who can own our shares. If these restrictions are breached, we could lose our license.

        As with other companies engaged in the telecommunications business in Israel, our license requires that a certain minimum of the economic and voting interest, and certain other defined means of control, of our company be owned by Israeli citizens and residents or entities in their control. If this requirement were not complied with, we could be found to be in breach of our license and our license could be revoked. The Ministry of Communications amended our license effective April 14, 2005, reducing the required holdings by Israeli citizens and residents from 20% to 5%, which shall be held by our founding shareholders who are Israeli entities or their approved substitutes, and requiring that these shareholders appoint at least 10% of our board of directors. In 2006, our founding Israeli shareholders sold substantially all of their shares in the Company to Israeli institutional investors. See “Item 7A Major Shareholders – Significant Changes in Holdings of Major Shareholders During the Past Three Years.” In addition, according to the amendment, among other things (i) we are required to appoint a Committee for Security Matters consisting only of members who have security clearance and security compatibility to be determined by the General Security Service and (ii) the Minister of Communications shall be entitled to appoint an observer to our board of directors and its committees subject to certain qualifications and confidentiality undertakings. See “Item 4B. Business Overview – Regulation.” In addition, no transfer or acquisition of 10% or more of any of such means of control, or the acquisition of control of our company, may be made without the consent of the Ministry of Communications. Our license also restricts cross-ownership and cross-control among competing mobile telephone operators, including the ownership of 5% or more of the means of control of both our company and of a competing operator, without the consent of the Ministry of Communications, which may limit certain persons from acquiring our shares. Shareholdings in breach of these limits relating to transfers or acquisitions of means of control or control of Partner could face two consequences. First, the shares that are in excess of the limits will be converted into “dormant” shares, with no rights other than the right to receive dividends or other distributions to shareholders, and to participate in rights offerings until such time as the consent of the Ministry of Communications has been obtained. Second, the breach of the limits could be the basis for revoking our license.

Our marketing strategy is, in part, based upon the international Orange brand. If our license agreement terminates or is revoked, we will lose one of our main competitive strengths.

        Our marketing strategy is based upon the international Orange brand. We can operate our business under the Orange brand only if we have the right to use it under the brand license agreement with Orange International Developments Limited, a subsidiary of Orange plc. Under this license agreement, we are required to comply with the Orange brand guidelines established by Orange International. We have the right to use the Orange brand as long as we are able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel. Our right to use the Orange brand is royalty-free until 2013, after which the parties will negotiate the amount of royalty payments. If the parties do not agree on the amount of royalty payments, the determination of royalty payments will be referred to an arbitrator. The brand license agreement may be terminated by mutual agreement, or at our discretion, or by Orange International if a court determines that we have materially misused the brand and we continue to materially misuse the brand after such determination of material misuse. If we lose the right to use the Orange brand, our financial condition and results of operations may be materially adversely affected.

We depend on a limited number of suppliers for our network equipment. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of network equipment or maintenance support on a timely basis.

        We purchase our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software, from Alcatel (which acquired the Nortel 3G business in 2006), Ericsson and Nokia. Although our network utilizes standard equipment that is produced by several suppliers, we cannot be certain that we will be able to obtain equipment from one or more alternative suppliers on a timely basis in the event that any of these suppliers is unable to satisfy our equipment requirements. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of equipment, as well as ongoing maintenance support, in a timely manner. In addition, our results of operations could be adversely affected if the price of network equipment rises significantly. In our experience, suppliers from time to time extend delivery times, limit supplies and increase the prices of supplies due to their supply limitations and other factors.

Our business may be impacted by the shekel exchange rate fluctuations and inflation.

        Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, through December 31, 2006, a substantial amount of our operating expenses, including a substantial majority of our equipment purchases, were linked to the US Dollar and other non-shekel currencies. These expenses related mainly to the acquisition of handsets where the price paid by us is based on various foreign currencies. In addition, a substantial majority of our capital expenditures (including with respect to our 3G networks) are incurred in, or linked to, non-shekel currencies. Thus, any devaluation of the shekel against the dollar (or other foreign currencies), will increase the shekel cost of our non-shekel denominated or linked expenses and capital expenditures. Such an increase may have an adverse impact on our results, which may be material. Material changes in exchange rates may cause the amounts that we must invest to increase materially in shekel terms.

        We hedge a portion of our foreign currency commitments. As of December 31, 2006, the notional amounts of our foreign currency derivatives were approximately US$83 million. Our derivative transactions are mainly designed to hedge short term cash flows related to anticipated payments in respect of purchases of handsets and capital expenditures in foreign currency.

        Our bank credit facility borrowings and Notes due 2012 are currently in shekels, most of which are linked to the CPI. We may not be permitted to raise our tariffs pursuant to our license in a manner that would fully compensate for any increase in the CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue. We enter into derivative transactions in order to protect ourselves from an increase in the CPI. As of December 31, 2006, the notional amounts of our CPI derivatives were approximately NIS 1,100 million (or approximately 50% of our CPI exposure).

Our inability to successfully integrate new businesses or technologies could have a material adverse effect on our business.

        In order to expand and improve our offering of services to our subscribers, attract new subscribers and secure new sources of revenue, we may acquire complementary businesses and technologies. The identification, acquisition and integration of new businesses or technologies may require substantial management attention, cause us to incur unforeseen costs and disrupt our ongoing business. Until now we have not engaged in significant acquisitions. Our inability to successfully integrate any such acquisitions quickly and efficiently with our existing business could have a material adverse effect on our business, results of operations, financial condition or cash flows.

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which may have a material adverse effect on our operating results and our share price.

        Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to the evaluation of our internal control over financial reporting, which started in connection with this Annual Report, have resulted in increased general and administrative expenses and a diversion of management time and attention. We expect these efforts to require the continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Although our management has concluded that our internal control over financial reporting was effective as of December 31, 2006, we may identify material weaknesses or other disclosable conditions in our future control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and significant effort and expense, and could have a material adverse effect on our operating results and on the market price of our ordinary shares.

The political and military conditions in Israel may adversely affect our financial condition and results of operations.

        The political and military conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners and political instability within Israel or its neighboring countries are likely to cause our revenues to fall and harm our business. The establishment in 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. Further, Israel was recently engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on the Israeli economy, in general, and on our business, financial condition or results of operations.

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

Our leverage could adversely affect our financial health.

        On December 31, 2006, our total long-term indebtedness was approximately NIS 2,289 million ($542 million) net of current maturities. This debt represented approximately 65% of our total capitalization (bank loans plus notes payable plus shareholders’ equity) on December 31, 2006. Our credit facility and the indenture governing the Notes due 2012 currently permit us to incur additional indebtedness, subject to some limitations.

        Our substantial debt could adversely affect our financial health by, among other things:

—	increasing our vulnerability to adverse economic, industry or business conditions or increases in prevailing interest rates, particularly because a substantial portion of our borrowings is linked to the CPI;

—	limiting our flexibility in planning for, or reacting to, changes in our industry and business as well as the economy generally;

—	requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, which reduces the funds available for operations and future business development; and

—	limiting our ability to obtain the additional finance we need to operate, develop and expand our business.

Our credit facility contains a number of restrictions and obligations that limit our operating and financial flexibility.

        Our credit facility contains a number of restrictive covenants that may limit our operating and financial flexibility, and may restrict our ability to pledge or dispose of our assets, incur certain types of borrowing, make certain acquisitions, or make substantial changes to the nature of our business. Our credit facility also contains covenants regarding achieving certain levels of financial ratios during the term of the facility. Depending on the future performance of our business, these covenants could materially and adversely affect our ability to finance our future operations or the manner in which we operate our business.

We cannot assure that we will distribute dividends in the future, nor the amounts of any such dividends.

        In 2005, our board of directors and shareholders approved the distribution of our first cash dividend, and in the second quarter of 2006, we adopted a dividend policy targeting a payout ratio of 60% of net income. In 2006, we distributed cash dividends in the aggregate amount of NIS 307.4 million, or NIS 2.0 per share. In 2007, we approved the distribution of an additional cash dividend in the amount of NIS 1.28 per share. Under Israeli law, the payment of dividends may be made only from accumulated retained earnings or retained earnings accrued over a period of eight quarters (after deducting prior dividends to the extent not already deducted from retained earnings), and in either case, provided there is no reasonable concern that a dividend will prevent the company from satisfying current or foreseeable obligations as they come due. In addition, our credit facility also limits the amount of dividends we may pay. Accordingly, there is no assurance that we will be able to continue paying dividends or increase our payment of dividends in the future, nor is there any assurance that our board of directors will not change our dividend policy in the future.

        A recent decision of the Israeli Supreme Court has limited, subject to several exceptions, the ability of a company to deduct for tax purposes interest expense incurred on debt in circumstances where the proceeds from the debt are determined to have been used to pay dividends. If this decision were found to be applicable to us, we could lose the ability to recognize, for tax purposes, interest expenses on borrowing used for distributing dividends or share buyback. As a result, we could suffer a reduction in our retained earnings and, in turn, a decrease in the amount available to us in the future for distribution of dividends.

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

        In our short history, we have achieved a number of important milestones:

—	In April 1998, we received our license to establish and operate a mobile telephone network in Israel.

—	In January 1999, we launched full commercial operations with approximately 88% population coverage and established a nationwide distribution.

—	In October 1999, we completed our initial public offering of ordinary shares in the form of American Depositary Shares, and received net proceeds of approximately NIS 2,092 million, with the listing of our American Depositary Shares on NASDAQ and the London Stock Exchange. We used part of these net proceeds to repay approximately NIS 1,494 million in indebtedness to our principal shareholders, and the remainder to finance the continued development of our business.

—	In August 2000, we completed an offering, registered under the US Securities Act of 1933, as amended, of $175 million (approximately $170.5 million after deducting commissions and offering expenses) in 13% unsecured senior subordinated notes due 2010.

—	On March 31, 2001, we had over 1,000,000 subscribers.

—	In July 2001, we registered our ordinary shares for trading on the Tel Aviv Stock Exchange.

—	In December 2001, the Ministry of Communications awarded us two bands of spectrum: one band of GSM 1800 spectrum and one band of UMTS third generation spectrum.

—	In June 2002, our license was extended until February 2022.

—	In August 2003, we had over 2,000,000 subscribers.

—	In December 2004, we commercially launched our 3G network, having implemented our “soft launch” in June 2004.

—	In March 2005, we completed a debt offering, raising NIS 2.0 billion in a public offering in Israel of notes due 2012.

—	In April 2005, we repurchased approximately 33.3 million shares from our Israeli founding shareholders, representing approximately 18.1% of our outstanding shares immediately before the repurchase.

—	In August 2005, we redeemed our outstanding $175 million 13% unsecured senior subordinated notes.

—	In the third quarter of 2005, our board of directors and shareholders approved the distribution of our first cash dividend, in the amount of NIS 0.57 per share, totaling approximately NIS 86.4 million.

—	In July 2006, we purchased Med I.C.–1 (1999) Ltd.‘s fiber-optic transmission business for approximately NIS 71 million (US$16.8 million) in order to enable us to reduce our transmission costs as well as to provide our business customers with bundled services of transmission of data and voice.

—	In the second quarter of 2006, we adopted a dividend policy targeting a payout ratio of 60% of net income over 2006.

For information on our capital expenditures for the last three financial years, see “Item 5B. Liquidity and Capital Resources”.

4B. Business Overview

        We were the first GSM mobile telephone network operator in Israel and on December 1, 2004, we commercially launched our UMTS third generation, or 3G, service. We received our mobile telephone license in April 1998 and commenced full commercial operations of our digital GSM mobile telephone network in January 1999. Since then, we have expanded rapidly, and on December 31, 2006, we had approximately 2.67 million subscribers, representing an estimated 32% of total Israeli mobile telephone subscribers at that date. During the twelve months ended December 31, 2006, we increased our customer base by approximately 5.5%. At December 31, 2006, approximately 48% of our subscribers had private post-paid tariff plan contracts with us, approximately 29% of our subscribers were in pre-paid subscriber plans, and approximately 23% of our total subscribers were business subscribers. As of December 31, 2006, we also had more than 276,000 3G customers, all of whom are post-paid subscribers.

        We market our services by capitalizing on the strong international Orange brand and the experience of our largest shareholder, Hutchison Telecom. The Orange brand, which is licensed to us, has been used successfully in other markets to promote mobile telephone services. Market surveys show that we have achieved strong brand awareness in Israel. We have also received awards recognizing our high standards of customer service. In 2006, we were named by Globes, a leading Israeli business daily newspaper, as the number-one provider of customer service in Israel in the telecommunications market as well as the number one communications brand in Israel.

        We currently operate our GSM network in the 900 MHz and 1800 MHz bands. Our GSM services include standard and enhanced GSM services, as well as value-added services and products such as roaming, voice mail, voice messaging, color picture messaging, ringtone and game downloads, information services, General Packet Radio Services, or GPRS, which enables the packet transfer of data.

        Our 3G network, which as of the end of 2006 covered approximately 97% of the Israeli population, offers a wide range of new services, such as video calls, a new portal of content services including a rich selection of video-based services under the “obox live” brand, and the transmission of data at speeds of up to 384 Kbps.

        In March 2006, we launched services based on the High Speed Downlink Packet Access (HSDPA) technology to the business sector. HSDPA is a technological enhancement to our 3G services that offers subscribers the ability to access our 3G services at higher speeds. We also launched HSDPA with limited coverage in the center of Israel and plan to expand the coverage area gradually.

        We have set forth in the following table an estimate of each operator’s share of total subscribers in the Israeli cellular market at December 31, 2002, 2003, 2004, 2005 and 2006:

Market Share*	2002	2003	2004	2005	2006

Partner	29%	31%	32%	32%	32%
Cellcom	39%	35%	34%	33%	34%
Pelephone	28%	30%	30%	30%	29%
MIRS	4%	4%	4%	5%	5%

*	Based on information contained in published reports issued by, and public statements made by, Pelephone and Cellcom or by their respective shareholders and from Partner subscriber data. The figures for MIRS are our estimates.

        We operate primarily in one business segment, mobile telephony and related services, and one geographic segment, Israel.

Overview of Mobile Telecommunications Industry in Israel

        There are currently four mobile telephone network operators in Israel: Partner, Pelephone, Cellcom and MIRS.

        Pelephone is an Israeli corporation wholly owned by Bezeq, the primary fixed-line operator in Israel that is controlled by S.C.G. Group (Haim Saban), the Apax Fund, and Arkin Communications (Mori Arkin). Pelephone, which currently uses CDMA-1x technology, announced its intention to roll out a GSM network and to offer UMTS/HSDPA technology. Cellcom is an Israeli corporation whose major beneficial shareholders are Discount Investment Corporation Ltd, DIC Communications Ltd., and PEC Israel Economic Corporation. Cellcom operates nationwide mobile telephone networks based on GMS 1800 MHz and D-AMPS technologies and also provides commercial service over the UMTS/HSDPA spectrum. MIRS is an Israeli corporation whose major shareholder is Motorola Communications (Israel) Ltd. MIRS operates using an Enhanced Specialized Mobile Radio, or “trunking,” iDEN network.

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

        The following are some of the special characteristics that we believe differentiate the Israeli market from other developed mobile telecommunications markets:

—	High Mobile Phone Usage. Israeli usage of mobile phones is relatively high compared to Western Europe.

—	Calling Party Pays. In Israel, only the party originating a telephone call pays for the airtime (except for 1-800 numbers). Mobile telephone network operators do not charge subscribers to receive calls on their handsets, except while roaming. This encourages higher rates of mobile telephone usage.

—	High Mobile Telephone Penetration. Since Cellcom’s launch in 1994, the market has sustained a rapid annual rate of growth from a 2.6% penetration rate at year-end 1994 to an estimated penetration rate in Israel at December 31, 2006 of 118% representing approximately 8.4 million subscribers. This may include dormant subscribers and subscribers to multiple networks as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers.

—	Multiple Different Mobile Telephone Technologies. The four mobile telephone licensees in Israel have systems based on multiple technologies. Pelephone uses the N-AMPS analog, the CDMA and CDMA1x digital systems, and the EVDO system and has announced its intention to roll out a GSM network and to offer UMTS/ HSDPA. Cellcom uses the D-AMPS, GSM/GPRS, EDGE, and UMTS HSDPA systems. MIRS uses an iDEN system. We are currently one of two network operators using a GSM digital system and a UMTS system. GSM is an advanced, internationally accepted technology, and according to an industry source, was used by approximately two billion people worldwide as of December 31, 2006.

—	Favorable Geography. Israel covers an area of approximately 8,000 square miles (20,700 square kilometers) and its population tends to be centered in a small number of densely populated areas. In addition, the terrain of Israel is relatively flat. These factors facilitate the roll out of a cellular network in a cost effective manner.

—	Strong Potential For Value-Added Services. Published market data shows that the relatively young Israeli population has a propensity to accept and use high technology products. We believe that this characteristic of the Israeli population will facilitate further growth in the Israeli mobile telecommunications market as well as the acceptance of new value-added services as they become available on our network.

Strategy

        We intend to continue enhance revenues and profitability, and to continue to create value for our shareholders, customers and employees. In order to accomplish this, we intend to:

—	Broaden 3G Service Use and Subscriber Base. We believe that a major source of growth for us is additional revenues from our 3G subscribers consuming more data and content services. We are leveraging our brand and our outstanding reputation for network quality, innovation, and customer service to develop our 3G business in order to benefit from that growth. We aim to offer desirable content and to make our 3G services widely accessible and affordable.

—	Broaden the Portfolio of our Services. We believe that a growth opportunity exists by broadening the portfolio of our services beyond the cellular service to include fixed-line telephony, transmission services, ISP services and other accompanying telecom services. In order to reach customers, we will use our own fiber optic transmission network, leased transmission lines, or, with respect to VOB services, the existing infrastructure of Bezeq and HOT. Our licenses enable us to provide a wide range of services that will be used to create a bundle of telecom and other adjacent services which we believe will favorably affect our ability to control cellular churn rates, enhance customer loyalty, and generate additional streams of revenues. In the near future, we believe that revenues from these services will not be significant compared to our total cellular revenues.

—	Retain the Strength of our Brand. We believe that a focused marketing strategy based upon the strong international Orange brand is critical to our subscriber growth and loyalty. In light of the benefits that our strong brand gives us, we intend to continue to promote our brand, including in connection with our 3G services, in order to maximize these advantages. We also intend to support our brand by continuing to focus on customer service, innovation and the quality of our network.

—	Be First in Technology. We believe that we have benefited historically from being a first-mover in technology, and aim to retain this first-mover advantage in order to drive our future subscriber growth. We believe that we will have an advantage in our ability to gain subscribers by continuing to capitalize on technological innovation in this manner in the future.

Competitive Strengths

        We believe that the following competitive strengths differentiate us from our competitors and will assist us in achieving our mission and implementing our strategies:

—	Strong Brand Identity. Since the launch of full commercial operations, we have made a substantial investment in promoting the Orange brand in Israel to represent quality, innovation and customer service. Our marketing activities have resulted in wide-scale recognition of the Orange brand in Israel.

—	3G Services. As of December 31, 2006, we had an Israeli nationwide UMTS network, which offers high speed data, advanced video content and video telephony, and in most populated areas also offers the features of HSDPA. We believe we are positioned as leaders in our 3G offering, both in terms of network quality as well as in terms of available content.

—	Focus on Customer Service. We believe we provide outstanding customer service through quick, simple and reliable handling of customer needs and interactions, which we have achieved through investments in technology and training of customer service skills. In 2006, we were named by Globes, a leading Israeli business daily newspaper, as the number one provider of customer service in Israel in the telecommunications market.

—	High Quality Network and Technology Leadership. We believe that we set high standards for network quality and that our use of sophisticated network planning and optimization tools and techniques and our investment in dense base station coverage have produced a high quality network. Additionally, we believe that we are a recognized leader in the development and provision of mobile services in Israel and worldwide.

—	Beneficial Relationship with Hutchison Telecom. Our largest shareholder, Hutchison Telecom and its largest shareholder, HWL, are global leaders in the 2G and 3G mobile telecommunications market. Hutchison Telecom has a substantial interest in 3G operating companies in Hong Kong, Macau (under development) and Indonesia and HWL has a substantial interest in 3G operating companies in Austria, Australia, Denmark, Ireland, Italy, Norway (under development), Sweden and the United Kingdom. We derive benefits from the knowledge and experience of Hutchison Telecom and HWL and from a cost sharing agreement with certain members of the HWL group of companies for the joint acquisition and development of information technology platforms and software solutions, hardware, content and other services in connection with our 3G business. In particular, our relationship with Hutchison Telecom and HWL enhances our competitive position in the provision of 3G services by giving us access to supply of 3G handsets on favorable terms.

—	Strong Financial Performance and Financial Position. Our net cash provided by operating activities less net cash used in investing activities has improved significantly and has grown from negative NIS 1,163.0 million in the year ended December 31, 2000 to positive NIS 774.8 million in the year ended December 31, 2006.

—	Strong and Motivated Management Team. We have been able to attract a number of Israeli senior managers from the telecommunications, high-tech and consumer products industries. Our management team is experienced and highly respected and, we believe, well-positioned to manage the Company. We believe that our performance-based incentive package aligns the interests of senior management with those of our investors.

Marketing and Brand

        We believe that a focused marketing strategy is critical to support our goal of sustaining our position as a leading provider of quality and innovative mobile communications solutions in Israel. Our marketing strategy is based upon the strong international Orange Brand and emphasizes network quality, feature rich services, simplicity, innovation, customer service and customer retention. In carrying out this strategy we have made a substantial effort in promoting the Orange Brand in Israel as a vehicle for differentiating our services from those of our competitors. We believe the brand, which is licensed to us, has been a significant factor in our success.

        Our marketing strategy is based on the concept of high value for money and introducing advanced services for subscribers. In order to carry out our strategy, we offer our subscribers competitive tariffs, technologies and services that we believe are advanced, including our 3G services as well as our GPRS services. During 2006, the primary objective of our marketing strategy was to increase our 3G subscriber base and 3G usage by our customers as well as to enhance our long-term relationship with our customers through innovative retention activities.

        We commercially launched our 3G network on December 1, 2004, having implemented our “soft launch” in June 2004, when we distributed 3G handsets to selected customers for the purpose of evaluating the quality of our 3G network and services. As of December 31, 2004, we had approximately 8,000 3G subscribers, and as of December 31, 2006 we had more than 276,000 3G subscribers. As of the end of 2006, our 3G network covered approximately 97% of the population of Israel. During 2007 we plan to further expand our 3G population coverage. Our 3G network offers a wide range of new services, such as video calls; a new portal of content services including a rich selection of video-based and MP3 based services under the “obox live” brand, and the transmission of data at speeds of up to 384 Kbps. We have concluded content agreements with a variety of content providers and suppliers in the Israeli television and entertainment industry. As a result of our relationship with Hutchison Telecom and HWL, we have a supply of 3G handsets on favorable pricing terms.

        In order to promote our advanced new services and to increase awareness of these services, we are taking many promotional steps, using a broad range of advertising media. We also intend to maintain our advertising presence in the media in order to maintain high exposure for our brand and advanced technologies. During 2006, our main advertising activities focused on promoting the subscribership and usage of the 3G services. Our marketing strategy focuses on promoting our services to various segments of the Israeli population, and we have extended this to our 3G services. We advertise our services in several languages. In addition to traditional media, we promote our brand and services by sponsoring and initiating cultural and community programs, such as a special events program on the Passover holiday, a three-day international music festival held in the Haifa harbor, a lecture by the conductor and author, Benjamin Zander, for our business customers and the International Film Festival, a major cultural event in Israel that takes place every year in Jerusalem and attracts international attention. We usually focus our sponsorship activities on events which are of an international nature to support our brand. We use the distinctive Orange Brand logo in all our promotional activities and advertising. See “Item 4B. Information on the Company–Business Overview–Intellectual Property.”

        At December 31, 2006, approximately 23% of our subscribers were business subscribers. We are continually developing tailored value-added services to meet the special needs of business subscribers and to enhance our long-term relationship with our business subscribers.

Services and Products

        Our principal business is the provision of mobile telephone services in Israel. Our goal is to offer our subscribers a wide range of sophisticated and easy to use services based upon the latest proven technology. Our most basic service is telephony service – provided on both our GSM/GPRS network and our UMTS/HSDPA network. Our basic offer includes international dialing, roaming, voice mail, short message services, intelligent network services, content based on our mobile portal, data and fax transmission and other services. Our use of HSCSD, GPRS, UMTS and HSDPA technologies enables high speed data transmission. All our content services are unified under the obox brand: our 2G and 2.5G content services are all branded as obox and our 3G services are branded as obox live. Our orange obox services enable the downloading of rich applications and content and WAP browsing, while our obox live services are enhanced by the video and audio capabilities of our 3G network. Our MMS services enable subscribers to send photos, multimedia and animation from handset to handset and from handset to web. We also offer 24-hour, seven-day a week customer service, as well as handset repair and replacement services, to subscribers who acquire these services.

        We received and maintain the accreditation of the ISO 9001:2000 Standard from the Institute of Quality and Control, a quality system certification and registration body authorized by Bureau Veritas Quality International. ISO 9001:2000 is a quality management system specification whose requirements are aimed primarily at achieving customer satisfaction by preserving standardization at all stages, and throughout company processes.

Tariff Plans

        Since the beginning of our full commercial operations, we have introduced tariff plans aimed at bringing innovation to the Israeli mobile communications market. Our tariff plans offer features attractive to business users such as: the charging of fees based on airtime usage without adding the interconnect charges imposed by other mobile and fixed-line providers for calls made by our subscribers that terminate on third party networks, and the provision of discounts for calls to designated numbers within a subscriber’s calling circle. In addition, we usually offer handset subsidies to customers joining these tariff plans. Our tariff plans for private customers feature a certain number of free minutes for calls made between family members and offer limited handset subsidies. The elements of our tariff plans for private customers are packaged and marketed in various ways to create tariff packages attractive to target markets, including families, soldiers, Orthodox Jews, Arab and Russian communities, teens and students. Some of the tariff plans include minimum subscription periods of up to 36 months.

        We also offer a pre-paid plan. Upon purchase of a phone card or prepayment by credit card, customers can use our network, including some of our value-added services, without the need to register with us or enter into any contract. Our pre-paid plans enable us to compete in the growing pre-paid mobile services market.

International Roaming

        Israelis are frequent travelers. According to the Israel Central Bureau of Statistics, in 2006, more than 3.7 million overseas departures of Israelis were recorded, and almost 1.8 million people visited Israel during 2006. Roaming allows a mobile phone subscriber to place and to receive calls while in the coverage area of a network to which he or she does not subscribe and to be billed for such service by his or her home network. Facilitating international roaming was a primary design goal of the GSM system from its inception. A GSM roamer can therefore expect to enjoy substantially the same services, features and security while traveling as he does at home. We consider international roaming to be a significant source of revenue. The Ministry of Communications may introduce new regulations that would limit our revenues from roaming services. See “Item 4. Information on the Company – 4B. Business Overview – Regulation.”

        At December 31, 2006, we had open commercial roaming relationships with 358 operators in 168 countries or jurisdictions. We also have agreements with satellite operators, providing global coverage, requiring the use of unique handsets. Creating roaming relationships with multiple operators in each country increases potential incoming roaming revenue for us and gives our subscribers more choice in coverage, services and prices in that country.

        On December 31, 2006, we had 3G roaming agreements with operators in 32 countries, enabling our 3G roamers to experience video calls, high speed data and video and audio content while abroad. Since we operate our GSM services on the 900 MHz band, which is the most widely-used among GSM operators worldwide in terms of handsets, and also on the 1800 MHz band, all of our roaming enabled subscribers may roam to most countries where we have roaming capability using their own handsets without modification. In some countries cellular networks use either the 1900 MHz band of GSM or other technologies (GSM 850, CDMA or UMTS) with which we have established international roaming. Our subscribers who own dual or tri-band handsets that work on GSM 1900 as well as GSM 900 may also use their own handsets in countries that deploy GSM 1900 frequency with networks using GSM 1900. Other subscribers who advise us of their intention to visit those countries are either loaned free of charge a compatible handset into which they insert their SIM, thus retaining their own phone number, phone book and all other regular features, or are given the option to rent such handsets at their destination upon their arrival. Since the launch of our 3G network, UMTS networks around the world are becoming gradually available to our 3G subscribers.

        The Ministry of Communications and regulatory bodies in other countries are considering regulations that will change the tariffs that we can charge from our roaming customers. Such changes could adversely affect our revenues.

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

        Our main focus throughout 2006 was to continue to expand our 3G business in Israel and to enhance our relationship with our customers through active retention activities. In order to meet these goals, we have expanded our 3G handset portfolio so as to cater to several market segments, we have enhanced our content portal offering and we have launched several innovative retention activities. The main value-added services we currently offer include the following:

—	Blackberry. This service offers customers one of the most advanced mail solutions. We offer the Blackberry handset along with the Blackberry service, with Hebrew support for emails and SMS messages.

—	Call back. While roaming, this service allows subscribers to return calls to Israel at discounted rates from most countries.

—	Content Download. This service enables the downloading of rich applications and content, including games, interactive screensavers and polyphonic ringtones. Our 3G users can also download specially edited video clips, MP3 songs, MP3 ringtones and other content items. A small portion of our 2.5G customers can also download several video and MP3 items over our GPRS network. In order to use these download services, the users have to own specific handsets.

—	Fun Tone. Personal ring back tone which is subject to the customer preference, from a wide international library of music tracks or other types of audio elements (e.g. sound effects) which is heard when dialing to this customer.

—	High Speed Data. We offer high speed data access through either Packet-Switched or Circuit Switched technology. Packet-Switched services are through GPRS and HSPDA. We also support traditional Circuit-Switched based HSCSD service.

—	MMS Services. These services enable subscribers to send photos, multimedia and animation from handset to handset and from handset to e-mail, from handset to web album and from a web album to handsets, based on Multimedia Message Services (MMS) platform and on a web MMS storage album.

—	Orange Hotspots. The service enables Wi-Fi access from laptops to wireless networks, in more than a few thousand hotspots in Israel and around the world, in hotels, airports, restaurants, etc.

—	Orange mail. Mobile e-mail services that enable access to e-mail accounts (private or business accounts) through our WAP portal.

—	Organizational Voice Recognition. A service that allows for voice recognition of the names listed in a customer’s global contact list. The customer is able to dial a number and ask for the contact person and the system connects the customer to that person.

—	PC to Mobile Video Calling. This service allows 3G subscribers to speak with any other party using an internet camera. This service expands the video telephony available to customers who do not have a 3G handset or are not within the 3G coverage area.

—	SIM Backup. This service allows customers to backup their phonebook entries on the SIM card on a network server. If the SIM card or phone is lost, the subscriber does not lose his contact list.

—	Speed Detectors. This service allows subscribers to receive a notice about speed detectors in their vicinity.

—	Vehicle Fleet Management. This service provides a comprehensive system for businesses to manage their vehicle fleet. It allows tracking the position, speed and direction of vehicles, which helps speed up delivery times, cut running costs and improve customer service. It provides the ability to assess at a glance which driver is best placed to respond to the next call, optimizing driver time, cutting fuel costs and improving efficiency. In addition, it provides the option to communicate with drivers via text messages.

—	Video and Audio Streaming. We provide our 3G customers (and a small portion of our 2.5G customers) the ability to watch video clips and to listen to full music tracks without downloading them to their handset. These services offer a wide range of information and entertainment clips to view and listen to, and enable the customer to watch live television broadcasts.

—	Video Calls. This service enables our 3G users (while in our 3G coverage area and with a 3G handset) to speak with each other through video conferences – to hear and to see the other party simultaneously.

—	Video Mail. This service enables our 3G subscribers to send and receive video messages if the receiver is not available.

—	Virtual Private Network. User groups can be formed in multiple layers, and the members can then reach each other through short dialing codes, like extension numbers. This service is mostly used among business customers.

—	WAP Services. We have WAP technology that enables WAP-related services. WAP services create a significant incremental demand for content services and increase usage of our network.

—	Orange Shop. Website offering new and existing customers an online shop-for handsets and plans.

Handsets

        We provide handsets to our subscribers at discounts of up to 100% when they first become subscribers. The price at which the handset is provided depends upon the tariff package and special promotions.

        We currently offer a range of different handset models supplied by a number of manufacturers. We offer handsets to satisfy our subscribers’ roaming needs in the 900 MHz, 1800 MHz and 1900 MHz bands and in 2100 MHz (UMTS) as well. Not all handsets support all band ranges. We evaluate the technical features of every new mobile handset and, if we decide to make it available to subscribers, we obtain a type approval from the Ministry of Communications for such handset. We advise our sales representatives and dealers on compatibility and technical issues. All our handsets are EFR compatible to provide high voice quality. Most of our handset models have Hebrew language displays. We have begun selling some innovative handsets with enhanced applications, including multicolor, large screens with high resolution displays, high quality music performance, MMS capabilities, Bluetooth support, high quality cameras and video capabilities. Pursuant to the launch of our 3G network, we sell 3G handsets that enable customers to make video calls, consume video and MP3 audio-based content services and use laptops with high-speed rates of data transmission.

Customer Division

        Our Customer Division incorporates all service, sales and distribution channels, and on December 31, 2006, had approximately 2,680 full-time employees, including managers, sales representatives and service representatives.

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

        Walk-in Centers. We currently operate 36 Partner owned service and sales centers across Israel. These centers provide a face-to-face, uniformly designed, contact channel and offer all services that we provide to customers: sales, handset upgrade, handset maintenance and other services (finance, rate-plan changes, subscription to new services etc.). Several of these centers are focused on sales to both private and small business customers. These stores are located in central locations, such as shopping malls in Tel Aviv and its periphery, Jerusalem, Haifa and Be’er-Sheba. Lease agreements for our retail stores and service centers are for periods of two to five years. We have the option to extend the lease agreements for different periods of up to twenty years including the initial lease period . The average size of our retail stores and service centers is approximately 230 square meters. See also Note 7a(3) to our consolidated financial statements.

        Self-Service. We provide our customers with various self-service channels, such as IVR, web-based services, services via SMS and services via WAP. These channels provide general and specific information, including tariff plans, account balance, billing related information and roaming tariffs. They also provide customers information regarding trouble shooting and handset-operation, and enable customers to activate and de-activate services and to download content.

        All of our service channels are monitored and analyzed regularly in order to assure the quality of our services and to detect areas that require improvement.

Sales and Distribution

        We apply a multi-channel approach to target various market segments and to coordinate our sales strategy.

        We distribute our services and products primarily through:

—	Direct sales channels, which consist of Partner-owned sales centers and business sales representatives; and

—	Indirect sales channels, which consist of traditional networks of specialized dealers and non-traditional networks of retail chains and stores.

        Direct Sales Channels

        Orange Sales and Service Centers: All of our walk-in centers serve as sales centers. The face-to-face contact enables customers to get “a feel and a touch” of new handsets and services demonstrated by our representatives. The “feel and touch” approach enables us also to promote in particular our 3G products and services.

        Direct Sales Force: Our sales force is comprised of sales representatives, account managers and area managers, targeting business customers.

—	A team of regional representatives and customer account managers, located in five regional offices, supports small to medium-sized businesses. This team primarily focuses on small and medium-sized enterprises, which tend to use more airtime and yield higher margins.

—	A team of corporate representatives and customer account managers services large corporate customers.

—	Specialized VIP representatives provide service to opinion leaders and prominent individuals.

—	A “door to door”sales-force focuses on individual and small business customers.

—	A telemarketing department conducts direct sales by phone (to private and business customers), initiates contacts to prospective customers and coordinates appointments for the sales representatives.

        Our sales force undergoes regular training to improve their skills of selling advanced solutions such as mobile data, intranet extension and connectivity, virtual private networks and other value-added services that appeal to corporate customers.

        Indirect Sales Channels

        Traditional Dealer Networks. On December 31, 2006, we had agreements with 31 traditional dealers providing 48 points of sale, selling a range of our products. The private dealer network is an important distribution channel because of its ability to attract existing cellular users to our network. Our dealer network focuses primarily on sales to individual customers and, to a lesser extent, small business customers. Most of our dealers specialize in sales for post-paid customers, and others specialize on sales for pre-paid customers and distribution of pre-paid handsets to sub-dealers. Our dealers are highly professional and some of them have previous experience selling cellular services in Israel. In addition, we have specific dealers that target different segments of the Israeli population with the appropriate style, language and locations. We provide regular training to employees of our dealers to update them on our products and services. Our dealer managers visit dealers on a regular basis to provide information and training, answer questions and solve any problems that may arise. We pay our dealers competitive commissions and provide handset subsidies. However, dealers are not entitled to commissions for any customers that terminate their service within 60 days of activation.

        Non-Traditional Dealer Networks. Non-traditional dealers consist of generalist retailers or specialized stores that sell related products. This distribution channel is not common in the Israeli cellular market today, and we believe that it provides us with a competitive advantage over and differentiates us from our competitors.

        We have contracted with “Super-Pharm”, the largest drugstore chain in Israel, to sell our network services. At December 31, 2006 our services were sold in 81 Super-Pharm stores nationwide in a variety of formats, including Partner shop-in-shops, kiosks, wall-unit displays and at front counters. In 2006, approximately 15% of our new subscribers were recruited through sales by Super-Pharm. Super-Pharm sells our network services in their stores, and we cooperated with them in establishing a chain of stores called “Super-Link” that is dedicated to selling communications services and equipment. The parties are currently negotiating an extension to their agreement.

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

Customer Contracts, Credit Policy, Billing Bad Debt and Disconnection

        Part of our subscriber contracts for customers on our original tariff plans provide for a 36-month term. Under the terms of these contracts, customers who terminate their contracts prior to the expiration of the 36-month term and who have purchased their handset from our dealers or from us can be charged for payment of the residual price of their handset. This charge reflects the difference between the price they paid for the handset, if any, and the list price, adjusted for the number of months that the customer has been a subscriber.

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

        Most of our individual subscribers pay for their services by credit card. All credit card accounts are subject to an initial maximum credit limit each month, which varies depending upon the type of credit card and for which we obtain prior approval from the card issuer. When a subscriber account reaches this limit, we may seek approval from the card issuer. If the card issuer does not grant the approval, we may require the customer to provide other means of payment or arrange an increase in the approved limit from his credit card issuer. If this does not occur, the customer’s usage may be limited or suspended until we receive a cash deposit or guarantee from the customer.

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

Our Network

        We have built an extensive, resilient and advanced mobile network system in Israel, allowing us to offer our services with extensive coverage and consistent high quality. Through December 31, 2006, we have made net capital expenditures of NIS 3,791 million ($897 million) in our network infrastructure and other related fixed assets.

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

        Third generation wireless communication, which offers full interactive multimedia capabilities at data rates of up to 384 Kbps, are bringing wire-free networks significantly closer to the capabilities of fixed-line networks. Improvements in coding and data compression technology will provide better voice quality and more reliable data transmission. UMTS is the global standard adopted for the implementation of third generation wireless telecommunications capable of data rates of 3.6 MB and is the 3G technology we use. HSDPA is a technological enhancement to our 3G services that offers subscribers the ability to access our 3G services at higher speeds.

Infrastructure

        As of December 31, 2006, our GSM network consisted of 1,659 macrobase transceiver stations and 309 microbase transceiver stations, all linked to 30 base station controllers. The base station subsystem is controlled by 11 mobile switching centers. Base transceiver stations, mobile switching centers and base station controllers are interconnected by approximately 4,530 transmission links. Ericsson and Nokia supply our base station controller and base transceiver station sites for our GSM and GPRS network.

        As of December 31, 2006, our UMTS network consisted of 1,430 macrobase transceiver base stations and 137 microbase and indoor transceiver stations, all linked to ten radio network controllers. The base station subsystem is controlled by one mobile switching center and two media gateways. The base transceiver stations, the mobile switching center and the radio network controllers are interconnected by approximately 1,450 transmission links. Nortel Networks and Ericsson supply our 3G UTRAN and Ericsson supplies our core network equipment.

        In addition, our network is interconnected with two public switched telephone companies: Bezeq and HOT, in several locations across Israel. Our network is also directly connected to the mobile networks of Pelephone, Cellcom, Mirs and the six Israeli international operators, Bezeq International, Barak, Golden Lines, Internet Gold, Netvision and Exfone, and indirectly to the fixed-line and mobile telephone networks of Paltel.

        Our transmission network is made up of leased lines from Bezeq and Cellcom and our own microwave links. Currently most of our transmission network consists of leased lines. In July 2006, we purchased from Med I.C.–1 (1999) Ltd, its fiber-optic transmission business in order to enable us to reduce our transmission costs as well as to provide our business customers with bundled services of transmission of data and voice.

        Our UMTS network covers approximately 97% of the populated areas of Israel. We are continuing to expand and improve the coverage, capacity and quality of our UMTS network.

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

        With these quality parameters in mind, we have rolled out our UMTS/HSDPA network, which shares locations with the GSM sites. We use monitoring probes and counters to ensure network quality.

        Our transmission network design confers the following benefits: (i) necessary bandwidth for GSM and UMTS/HSDPA services; (ii) resilience; (iii) use of high transmission rate back-bone routes based on Synchronous Digital Hierarchy; and (iv) the ability to utilize a new generation of sophisticated technology to optimize the system and increase capacity where necessary. Our switching architecture is based on two transit switches connected to all of our systems and platforms.

Spectrum Allocation and Capacity

        Spectrum availability is limited and is allocated by the Ministry of Communications through a licensing process. Pursuant to the terms of our license and subsequent allocations, we were allocated 2x10.4 MHz in the 900 MHz frequency band, of which 2x2.4 MHz are shared with Paltel which operates in the West Bank and the Gaza Strip. We also have an agreement to use an additional 2x2.4 MHz of spectrum in the 900 MHz frequency band on a shared basis with Paltel. Under this agreement, which has been endorsed by the Ministry of Communications, we are permitted to use this additional spectrum in Israel so long as we do not cause interference in areas where Paltel operates.

        We were also allocated two additional bands of spectrum: 2 x 10 MHz of GSM 1800 spectrum and 2 x 10 MHz and 1 x 5 MHz of UMTS/ HSDPA third generation spectrum. During 2002, we have been deploying GSM 1800 MHz band base transceiver stations to enhance the capacity of our GSM 900 MHz network, and to further improve our GSM 900 MHz network’s quality.

Other Systems

        On December 1, 2004 we commercially launched our UMTS network with advanced applications and services including, among others, a 3G content portal offering a variety of services such as live TV channels, JAVA games, maps and directions application, wide range of music (MP3) services and an e-commerce movie ticketing application. We have installed a video gateway and a streaming server, enabling us to offer our customers a range of video services on their 2.5G and 3G handsets.

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

        See “Item 4B. Information on the Company–Business Overview–Regulation” for a description of the approvals that are required for the erection and operation of antenna sites and the requirement to provide indemnification undertakings to local committees.

Suppliers

        Our network utilizes standard equipment, which is available from a limited number of suppliers. In November 2003, we entered into a framework agreement with Nortel Networks to supply us with our UMTS wireless network. Under the agreement, Nortel supplies us with mobile switching centers, radio network controllers, Node B’s and other UMTS equipment. In 2006, the Nortel UMTS access business was sold to Alcatel Lucent, and we are now negotiating with Nortel and Alcatel Lucent Israel the terms of the assignment of our agreement with Nortel.

        Ericsson, together with its affiliates, is a major supplier of GSM equipment and with mobile switching centers, base station controllers, base transceiver stations, transit transmission centers, operation support systems and transmission systems equipment. Ericsson is also our major supplier of GPRS network equipment, including GPRS support nodes and gateway GPRS support nodes, as a second vendor for UMTS infrastructure equipment,. Nokia also supplies us base station controllers, base transceiver stations and network management system equipment. We have agreements with Baran Raviv, Bintech and H. Mer, all Israeli engineering companies, for the construction of our sites. We continue to purchase certain network components from various other key suppliers. We believe that our network suppliers’ price structure is competitive with industry standards. See “Item 3D. Key Information–Risk Factors–We depend on a limited number of suppliers for our network equipment. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of network equipment or maintenance support on a timely basis.”

Seasonality

        Our revenues and profitability show some seasonal trends over the year, but the overall impact is not considered to be material. Generally, airtime minutes and consequently airtime revenues are affected by the number of daylight hours in the day, which varies throughout the year. In addition, airtime revenues are lower in February which is a shorter than average month and during the Jewish holiday period, but are higher in the summer months as a result of roaming charges from increased travel abroad by subscribers and from foreign roamers using our network. There is no assurance that these trends will continue in the future.

	Three months ended
New Israeli Shekels in thousands	March 31	June 30	Sept. 30	Dec. 31

Revenues, net
2005	1,260,468	1,250,875	1,352,322	1,259,274
2006	1,326,644	1,372,945	1,461,989	1,445,133

Interconnection

        All telecommunications providers with general licenses in Israel have provisions in their licenses requiring them to connect their networks with all other telecommunications networks in Israel. Currently, our network is connected directly or indirectly through Bezeq with all other telecommunications networks operating in Israel.

        We are currently operating without any formal interconnect agreements with Bezeq. Our day-to-day arrangements with Bezeq substantially conform to a draft interconnect agreement negotiated with Bezeq. The interconnect rates charged by Bezeq are set by Israeli legislation and Bezeq is required by law not to discriminate against any licensed telecommunications operator in Israel with respect to the provision of interconnect services. We currently pay Bezeq an interconnection fee based on a tariff structure set forth in the Interconnection Regulations (Telecommunications and Broadcasts) (Fees for Interconnection) (2000).

        We have formal interconnect agreements with Cellcom, Pelephone and MIRS. The interconnection tariffs charged by Cellcom, Pelephone and MIRS are set forth in the Interconnection Regulations (Telecommunications and Broadcasts) (Fees for Interconnections) 2000 that, coupled with a change to the mobile telephone operators’ licenses, imposes a uniform call termination tariff for all mobile telephone operators. We also have direct and indirect interconnect arrangements with other telecommunications services providers in Israel.

        In recent years, the Ministry of Communications has reduced the call termination tariffs from NIS 0.50 per minute in the beginning of 2003 to NIS 0.26 per minute as of the date of this Annual Report, and SMS termination tariffs from NIS 0.38 in May 2004 to NIS 0.025 as of the date of this Annual Report. Call termination tariffs are scheduled to be reduced again in March 2008 from NIS 0.26 to NIS 0.22 per minute. A recent regulatory change linked call termination tariffs and SMS termination tariffs to the CPI, such that the call termination tariffs were adjusted to NIS 0.2659 per minute and the SMS termination tariffs were adjusted to NIS 0.0256. The tariffs described above will be adjusted each March to conform to changes in the CPI. In response to the tariff reductions described above, we implemented cost-cutting measures as well as price increases and repackaging of our tariff plans. Depending on the effectiveness of such steps, and other factors such as general market conditions, these regulatory changes may negatively impact our revenues and profits. See “- Regulation – Telecommunications Law” below.

        We have written interconnect agreements with Bezeq International, Barak, Netvision, Internet Gold and Exfone. We currently have an operating arrangement with Golden Lines. The Ministry of Communications regulation and the change to the mobile telephone operators’ licenses also impose a uniform call termination tariff for incoming international calls of NIS 0.2557 per minute. This rate will be reduced to NIS 0.22 per minute, in line with the reduction in termination tariffs for incoming domestic calls, effective March 1, 2008 (adjusted to conform to changes in the CPI).

        In January 2007, our subsidiary received a domestic fixed line license. Our subsidiary is connected, directly and indirectly through Bezeq, with all other telecommunication networks operating in Israel.

Competition

        There are currently four mobile telephone network operators in Israel: Partner, Cellcom, Pelephone and MIRS. Cellcom operates nationwide mobile telephone networks based on GSM 1800 MHz, EDGE and D-AMPS, technologies. Cellcom commercially launched its UMTS service and handsets in July 2006. Pelephone currently operates nationwide mobile telephone networks in Israel using both the N-AMPS analog and the CDMA and CDMA1 xRTT, as well as the EV-DO technology. Pelephone has announced its intention to roll out a GSM network and to offer UMTS/HSDPA. MIRS, an Enhanced Specialized Mobile Radio, or “trunking,” network, was granted a general license to operate as a mobile telephone operator in 2001.

        According to our estimations, at December 31, 2006, Cellcom had approximately 2,884,000 subscribers, representing approximately 34% of the Israeli mobile telecommunications market; Pelephone had approximately 2,401,000 subscribers as of the end of the third quarter, representing approximately 29% of the Israeli mobile telecommunications market and MIRS had over 430,000 subscribers, representing approximately 5% of the Israeli mobile telecommunications market. We compete with Cellcom, Pelephone and MIRS principally on the basis of telecommunications service quality, brand identity, variety of handsets, tariffs, value-added services and the quality of customer services.

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

        While many of our systems have been developed by third-party vendors, all of them have been modified and refined to suit our particular needs. In certain instances, we have developed critical information technology systems internally to meet our specific requirements. For example, significant segments of our CRM and business information infrastructure were developed internally and were designed to integrate our customer service outreach with our overall sales and marketing effort. In other cases, conversely, we have outsourced responsibility for certain systems to third parties. We have completed upgrading our systems to support data packet switching services for 2.5 and third generation. Our “Vantive” CRM system is becoming obsolete and we contracted with IBM to implement a new CRM system based upon “Siebel” software. The migration to the new CRM system may require significant management time and could adversely impact the functioning of our network systems.

Intellectual Property

        We are the registered owners of the trademark “Partner” in Israel with respect to telecommunications-related devices and services as well as additional trademarks. We have also registered several internet Web domain names, including, among others: www.partner.co.il, www.orange.co.il and www.partnergsm.co.il.

        We have entered into a brand license agreement with Orange International Developments Limited, a subsidiary of Orange plc. Under this agreement, Orange International appointed us as a permitted user of its trademarks in Israel. Under this license agreement, we have the exclusive right to use the Orange Brand in advertising and promotional materials in Israel. The term of the brand license began on July 1, 1998. The trademark license is royalty-free for the first 15 years of its term. In 2012, the parties are to discuss the royalties to be paid for a five-year term beginning July 1, 2013. In 2017, the parties are to again consider the royalties to be paid for an additional five-year term beginning July 1, 2018. If the parties do not agree on the amount of royalty payments, the determination of royalty payments is referred to an arbitrator. Under this license agreement, we are required to comply with the Orange Brand guidelines established by Orange International. We have the right to use the Orange Brand as long as we are able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel. However, the license agreement may be terminated by mutual agreement, or at our discretion, or by Orange International if a court determines that we have materially misused the brand and we continue to materially misuse the brand after such determination of material misuse.

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

Regulation

Overview

        We operate within Israel primarily under the Communications Law (Telecommunications and Broadcasting), 1982 (the “Telecommunications Law”), the Wireless Telegraphy Ordinance (New Version), 1972 (the “Wireless Telegraphy Ordinance”), the regulations promulgated by the Ministry of Communications and our license. The Ministry of Communications issues the licenses which grant the right to establish and operate mobile telephone and other telecommunication services in Israel, and sets the terms by which such services are provided. The regulatory framework under which we operate consists also of the Planning and Building Law, 1965, the Consumer Protection Law, 1981, and the Non-Ionizing Radiation Law, 2006. Additional areas of Israeli law may be relevant to our operations, including antitrust law, specifically the Restrictive Trade Practices Law, 1988, the Class Actions Law, 2006, and administrative law. The Israeli telecommunications market is in a state of transition, moving to a more liberalized environment in which various markets, such as the mobile, international services, and domestic markets and infrastructure, are gradually being opened to competition after the government-owned monopolies have been privatized. As a result, there is a possibility that changes may take place in the regulatory framework described below.

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

        In January 2007, the Telecommunications Law was amended to provide that the Ministry of Communications is authorized to impose significant monetary sanctions on a license holder that breaches a provision of its license, which breach causes, or may cause, significant harm to the public or to competition.

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

The Restrictive Trade Practices Law is the principal statute concerning restrictive practices, mergers and monopolies. This law prohibits a monopoly from abusing its market position in a manner that might reduce competition in the market or negatively affect the public. The law empowers the Commissioner of Restrictive Trade Practices to instruct a monopoly abusing its market power to perform certain acts or to refrain from certain acts in order to prevent the abuse. Bezeq has been declared a monopoly in certain markets, a ruling it failed to challenge successfully. For more information see “Item 3D. Risk Factors– We operate in a highly regulated telecommunications market which limits our flexibility to manage our business. Regulatory decisions may materially and adversely affect our results of operations”.

        Furthermore, in recent statements, the Israeli Commissioner of Restrictive Trade Practices has expressed his view that the mobile telephone industry in Israel operates as an oligopoly and that the Israeli government should intervene to regulate prices. In part, the Commissioner based his statements on the increase in prices by the mobile telephone operators as a result of the Ministry of Communications’ decision to lower call termination tariffs. The chairman of the Knesset’s Economic Committee announced that the committee would act to declare the mobile telephone operators as an oligopoly. Such a finding could result in increased regulatory intervention (including with regard to tariffs and tariffing practices), the application of certain limitations on our conduct and increased litigation. Recent tariff increases by the mobile telephone operators prompted the Ministry of Communications to express its intention to intervene in the market by, inter alia, introducing new operators.

Regulatory Developments

        In 2003, the Ministry of Communications decided to open the international call market to new competitors. However, the Ministry announced that it will not allow mobile operators to enter the international call market, at this stage.

        In 2004, the Ministry of Communications began authorizing the issuance of licenses to provide domestic fixed-line (wireline and wireless) services to customers, competing with Bezeq, on a non-universal service basis. Services provided under such license must be precisely defined by the provider, must be provided to customers in a region, or regions, defined by the provider and must be provided to a defined type of customer. Under the terms of such license, the provider must demonstrate aggregate revenues of no less than NIS 50 million within 3 years from the launching of the services. The license term is 20 years. We and Cellcom, Golden Lines and GlobeCall, have been granted this license.

        The Ministry of Communications has promulgated regulations that, coupled with a change effected in the mobile telephone operators’ licenses, impose a uniform call and SMS termination tariff. In November 2004, the Ministry of Communications announced regulatory changes significantly reducing call termination tariffs and SMS termination tariffs, effective March 1, 2005, with additional reductions mandated for the coming years. In addition, the Ministry of Communications further announced that billing units will be reduced from the present intervals of up to 12 seconds to 1 second, effective December 31, 2008. Furthermore, the Ministry of Communications also indicated that it intends to start implementing a process to bring about unification of rates for calls terminating both on and off an operator’s network, and disallow charging the customer with a separate interconnect tariffs. Preliminary hearings with the cellular operators in Israel on this matter commenced in August 2005, but have been suspended and are expected to be resumed in 2008. See “Item 4B. Information on the Company–Business Overview–Interconnection.”

        In November 2006, our license was amended in a manner that obligates us as of January 2007 to provide, in all calls made to our subscribers and directed to voicemail, an announcement that the call is being directed to voicemail. We are not allowed to charge for a call terminated up to one second after the announcement is made. Such regulation has adversely affected our financial results.

        In January 2007, the Ministry of Communications published a policy regarding VOB services. The policy, among other things, allows licensed third parties to access the infrastructure of Bezeq and HOT in order to provide VOB services to customers, charging customers directly, with no need to pay to the access owner any usage fees. Our domestic fixed-line license was amended in February 2007 in accordance with this policy.

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

        In January 2007, the Ministry of Communications appointed a public committee, headed by Prof. Grunau, a professor of economics at Hebrew University, to formulate recommendations regarding the policy and the principles of competition in the Israeli telecommunications market. The issues to be examined by the committee include the structural separation of activities, such as transmission and content, including the structural separation of Bezeq; the requirement that licensed telecommunication companies provide access to their infrastructure to other companies; and the principle of convergence arrangements between mobile and fixed-line operators, as well as between voice service providers and video and data service providers. We have submitted our position and recommendations to the committee.

        In April 2007, the Ministry of Communication initiated a hearing process to consider limiting mobile operators’ ability to offer tariff plans that are based on one-minute billing units and other billing units longer than twelve seconds. We believe that limiting our ability to offer a variety of tariff plans, including those based on different billing units, may adversely affect our business.

Entry of MVNO Operators

        In March 2007, the Ministry of Communications engaged NERA, an international consulting firm, to review the level of competition in the Israel mobile market and to review whether to allow the entry of MVNO operators in the Israeli telecommunications market. Based on the findings of their review, the Ministry of Communications may opt to grant licenses to MVNOs, who may use Partner’s infrastructure or other cellular operators to offer mobile telephone services.

Number Portability

        In March 2005, the Telecommunications Law was amended to require the Minister of Communications to implement a mobile number portability plan and, separately, a fixed number portability plan by September 2006. The number portability plan would permit subscribers in Israel to change their service provider to another network operator while retaining the same telephone number. Once implemented, we anticipate that number portability will provide us with the opportunity to transfer new subscribers to our network.

        Despite efforts to introduce the requisite technology and to coordinate the transition to number portability by September 2006, at present, none of the cellular or fixed-line operators has implemented number portability. We, Cellcom and Pelephone have filed a petition with the Israeli High Court of Justice requesting that the court order the Government of Israel and the Ministry of Communications to show cause for failing to amend the Telecommunications Law in order to postpone the number portability implementation deadline. The justifications for our petition includes our inability to comply with the implementation timeline due to the unique technological environment of the Israeli cellular market, the complex requirements of the Israeli regulator and the absence of a detailed plan as was originally contemplated by the law. Consequently, since September 2006, all relevant telecommunications license holders, including us, face the risk of claims for violating the Telecommunications Law and the terms of the general license without having the ability to comply with the law or the license. Individual subscribers have sought to intervene in the petition and have also filed a purported class action against us and other mobile and fixed-line operators based on the alleged failure to comply with the number portability requirements. See “Item 8 Financial Information- Legal and Administrative Proceedings”. At this preliminary stage, we are unable to assess the lawsuit’s chance of success.

        In May 2007 the Ministry of Communications announced that the last implementation date for number portability is December 1, 2007. However, the Ministry is considering imposing monetary sanctions on relevant telecommunication license holders, including us, in accordance with the Telecommunications Law for alleged violation of the obligation to implement number portability by September 2006. We can submit our position to the Ministry of Communications until June 24, 2007.

WIMAX Bandwidth

        The Ministry of Communications is in the process of conducting hearings regarding the allocation of bandwidth in the Worldwide Interoperability for Microwave Access (WIMAX) spectrum. WIMAX is a technology that aims to provide wireless data over long distances, in a variety of different methods, from point to point links to full mobile cellular type access. Following the hearings, the Ministry of Communications may elect to adopt regulations that prohibit Partner from receiving an allocation of bandwidth from the WIMAX spectrum. If the Ministry of Communications elects to adopt such regulations, it could harm our ability to compete with telecommunications providers using the WIMAX spectrum.

Our Mobile Telephone License

        On April 7, 1998, the Ministry of Communications granted to us a general license to establish and operate a mobile telephone network in Israel for which we paid a license fee and associated costs totaling approximately NIS 1,571 million, including an amount of approximately NIS 12 million as a license fee adjustment to reflect changes in the CPI from the time we submitted a bid for our license until the time our license was granted by the Ministry of Communications. We paid this additional fee under protest and requested a refund of the fee from the Ministry of Communications. As a result of the rejection of our request by the Ministry of Communications, we filed a suit in the Jerusalem District court, which ruled in our favor. The Ministry of Communications is appealing the decision.

        We were also allocated two additional bands of spectrum: 2 x 10 MHz of GSM 1800 spectrum and 2 x 10 MHz and 1 x 5 MHz of UMTS third generation spectrum. During 2002, we started deploying GSM 1800 MHz band base transceiver stations to enhance the capacity of our GSM 900 MHz network, and to further improve our GSM 900 MHz network’s quality. Under the terms of our license, the Ministry of Communications may reallocate the spectrum bands that were previously allocated to us. Following the award of this spectrum, the Minister of Communications amended and extended our mobile telephone license through 2022.

        Under the terms of the amended license, we have provided a $10 million guarantee to the State of Israel to secure the Company’s adherence to the terms of the license. For more information, see “Item 5B. Liquidity and Capital Resources.”

        In 2004, our license was amended to regulate access to adult voice services through all cellular media including voice, picture, chat and dating services. The access to adult voice services is through a domestic dialing code by a plan set by the Ministry of Communications and a service number that we allocate to the provider of the adult voice services. Access to the adult voice services is automatically barred as a default for all our subscribers unless they specifically request the service and verify that they are over 18 years of age. This amendment has been applied to all cellular operators, to Bezeq and recently to the international operators. The Ministry of Communications will hold the operators liable and accountable for any infractions of this amendment. Additional amendments during 2006 extended the regulation of access for adult voice services described above to 3G technologies as well, including non-voice and internet services provided (directly and indirectly) either through phone calls to numbers allocated by us or through our internet portal.

        On March 9, 2005, our license was further amended. The principal elements of this amendment are as follows:

—	Our founding shareholders and their approved substitutes must hold, in the aggregate, at least 26% of each of our means of control. Furthermore, the maintenance of at least 26% of our means of control by our founding shareholders and their approved substitutes allows Partner to be protected from a license breach that results from a transfer of shares for which the authorization of the Ministry of Communications was required, but not obtained.

—	Israeli entities from among our founding shareholders and their approved substitutes must hold at least 5% of our issued share capital and of each of our means of control. “Israeli entities” are defined as individuals who are citizens and residents of Israel and entities formed in Israel and controlled, directly or indirectly, by citizens and residents of Israel, provided that indirect control is only through entities formed in Israel, unless otherwise approved by the Israeli Prime Minister or Minister of Communications.

—	At least 10% of our board of directors must be appointed by Israeli entities, as defined above, among our founding shareholders or their approved substitutes, provided that if the board of directors is comprised of up to 14 members, only one such director must be so appointed, and if the board of directors is comprised of between 15 and 24 members, only two such directors must be so appointed.

—	A new board of directors committee shall be formed to deal with security matters. Only directors with the required clearance and those deemed appropriate by Israel’s General Security Service may be members of this committee.

—	The Minister of Communications shall be entitled to appoint an observer to the board of directors and its committees, subject to certain qualifications and confidentiality undertakings.

        In November 2006, our license was again amended. The principal elements of this amendment were as follows:

—	We are required to operate a telephone information service which provides telephone listings for our subscribers. We are also obligated to share our telephone subscriber listing information with other operators to be used in their telephone information systems.

—	For telephone calls transferred to our subscriber’s voicemail, we are required to allow the calling party an opportunity to disconnect the call within the first few seconds without incurring a charge.

        In March 2007, our license was further amended. Among the changes was a requirement not to provide access to services, whether from Partner or a content supplier, if the subscriber has not specifically requested access to such service and for which there is a significant charge to the subscriber. We must also inform subscribers that they have the ability to block access to such services.

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

        Interconnection. Like the licenses of Pelephone, Cellcom and MIRS, our license requires that we interconnect our mobile telephone network to other telecommunications networks operating in Israel, including that of Bezeq and other domestic fixed line operators, the other mobile telephone operators and the international operators.

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

        Territory of License. Our license authorizes us to provide mobile telephone services within the State of Israel as well as offer roaming services outside the State of Israel. In May 2000, we were also granted a license from the Israeli Civil Administration, to provide cellular services to the Israeli populated areas in the West Bank. The license is effective until April 7, 2008. The provisions of the general license described above, including as to its extension, generally apply to this license, subject to certain modifications. We believe that we will be able to receive an extension to this license upon request.

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

        The existence of shareholdings which breach the restrictions of our license in a manner which could cause them to be converted into dormant shares and may otherwise provide grounds for the revocation of our license will not serve in and of themselves as the basis for the revocation of our license so long as:

—	the founding shareholders or their approved substitutes of Partner continue to hold in the aggregate at least 26% of the means of control of Partner;

—	our Articles of Association include the provisions described in this paragraph;

—	we act in accordance with such provisions;

—	our Articles of Association provide that an ordinary majority of the voting power at the general meeting of Partner is entitled to appoint all the directors of Partner other than external directors.

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

Other Licenses

        Domestic Fixed-Line License. In January, 2007, the Ministry of Communications granted us a license for the provision of domestic fixed-line telecommunications services. The license expires in twenty years but may be extended by the Ministry of Communications for successive periods of ten years provided that we have complied with the terms of the license and have acted consistently for the enhancement of telecom services and their enhancement. We deposited a bank guarantee in the amount of NIS 10 million with the Ministry of Communications upon receiving the license which shall be used to secure the licensee’s obligations under the License. The general conditions of the mobile telephone license described above, generally apply to this license, subject to certain modifications. In addition to any 10% share transfer requiring the prior approval of the Ministry of Communications, the license additionally requires approval prior to a third party acquiring the ability to exercise significant influence over us. In this context, holding 25% of our means of control is presumed to confer significant influence. The license was amended in February 2007 to grant us the right to offer Voice Over Broadband (“VOB”) services using the infrastructure of Bezeq and HOT to access customers and to provide them with fixed-line telephony service without any payment to the infrastructure owner.

        Transmission License. In August 2006, the Ministry of Communications granted us a special license for the provision of transmission and data communications services. This special license allows us to provide digital transmission services over fixed lines to enable our customers to create a data-link between customer sites and between the site of one customer and that of another. The special license also allows us to enter into agreements to charge our customers for this service and to lay, install, and connect cable to support the digital transmission services. The special license is valid through July 2007, or until such date as we will be granted an exclusive general license, the later of the two. Regardless of the aforesaid, the Minister of Communications may determine that the validity of the license will not expire upon termination of the aforesaid license period and the Minister will have the right to issue special instructions in this respect.

        ISP License. In March 2001, we received a special license granted by the Ministry of Communications, allowing us through our own facilities to provide internet access to both mobile and fixed-line network customers. The license is valid until March 2008.

        NTP License. In February 2007 we received a special license granted by the Ministry of Communications allowing us to provide certain telecom services, including providing and installing equipment and cabling, representing the subscriber with local fixed operators, and establishing and operating control facilities within a subscribers’ premises. The license is valid until February 2012.

        Other Licenses. The Ministry of Communications has granted us a trade license pursuant to the Wireless Telegraphy Ordinance. This license regulates issues of servicing and trading in equipment, infrastructure and auxiliary equipment for our network. We have also been granted a number of encryption licenses that permit us to deal with means of encryption, as provided in the aforementioned licenses, within the framework of providing mobile radio telephone services to the public.

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

        On January 1, 2006, the Non-Ionizing Radiation Law (5766-2006) was enacted, which defines the various powers of the Ministry of the Environment as they relate, inter alia, to the grant of permits for antenna sites and sets standards for permitted levels of non-ionizing radiation emissions and reporting procedures. Pursuant to this law, which entered into effect on January 1, 2007, a request for an operating permit from the Ministry of Environment with respect to either new sites or existing sites would require a building permit for such site(s). If we will continue to face difficulties in obtaining building permits from the local planning and building committee, we may fail to obtain also operation permits from the Ministry of Environment. Operation of an antenna site without a permit from the Ministry of Environment may result in criminal and civil liability to us or to our officers and directors.

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

        We cannot predict whether the legal requirement to provide full indemnification will be adopted in the amended National Building Plan 36, nor can we predict when the National Building Plan 36 will be amended. These recent developments may have a material adverse effect on our financial condition and results of operations, as well as plans to expand and enhance network coverage. For more information, see “Item 3D. Risk Factors – In connection with certain building permits, we may also be required to indemnify certain planning committees in respect of claims against them relating to the depreciation of property values that result from the granting of permits for antenna sites, which may have a material adverse effect on our financial condition and results of operations”.

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

        In April 2007, the Minister of Communications granted us the rights to use public grounds for the purpose of deploying and maintaining our transmission network, subject to the consent of the relevant local planning committees pursuant to an expedited approval process. As a result of these rights, we are exempt from applying for a building permit under the Planning and Building Law in connection with the deployment and maintenance of our transmission network in public grounds.

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

4C. Organizational Structure

        We currently have three subsidiaries, Partner Future Communications 2000 Ltd., an Israeli corporation, Partner Land-Line Communications Solutions LLP, an Israeli limited partnership, and Partner Business Communications Solutions, LLP, an Israeli limited partnership (of which Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner of each subsidiary), which are wholly-owned by us. We are an indirect subsidiary of Hutchison Telecom which as of April 15, 2007, held approximately 50.52% of our shares. Hutchison Telecom is a leading international provider of mobile and fixed-line telecommunications services with operations in eight markets.

4D. Property, Plants and Equipment

Headquarters

        We lease our headquarter facilities in Rosh Ha-ayin, Israel, as follows:

(1)	Main office at 8 Amal St. – a building of 10,532 square meters plus 6,345 square meters mainly for parking. The lease agreement is for a 20 year period commencing on June 1998. We have an option to shorten the lease period by 3.5 to 8.5 years.

(2)	Main office at 6 Amal St. – a building of 9,172 square meters plus 14,877 square meters of parking and service areas. In 2003, we increased our lease to 18,151 square meters and 14,877 square meters for parking and service areas. In 2004, we increased our lease to 19,000 square meters plus 14,877 square meters for parking and service areas. The lease agreement is for a 16 year period commencing in November 2002. We have an option to terminate the lease on May 31, 2012 or May 31, 2018.

(3)	Main office at 10 Amal St. – 2,468 square meters plus 500 square meters of parking and service areas. The lease agreement is for an initial period of 24 months commencing in December 2002. We have an option to continue the lease period for seven additional periods of 24 months each. The lease for the main office at 10 Amal St. renews automatically at the end of each term.

        We lease a call center at 5 Kornas St. in Haifa–a building of 2,525 square meters. The lease agreement is for a 5 year period commencing in November 2001. We have the option to extend the lease period for 6 years.

Network Sites

        We lease most of the sites where our mobile telecommunications network equipment is installed throughout Israel. At December 31, 2006, we had 2,283 antenna sites (including micro-sites). The lease agreements relating to our cell sites are generally for periods of two to three years. We have the option to extend the lease periods up to ten years (including the original lease period).

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

Service Centers and Points of Sale

        Lease agreements for our retail stores and service centers are for periods of two to five years. We have the option to extend the lease agreements for different periods of up to twenty additional years (including the original lease period). The average size of our retail stores and service center is approximately 230 square meters. See also Note 7a(3) to our consolidated financial statements.

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

        The attached table is a summary of selected financial and operating data for each of the years ended December 31, 2006, 2005, 2004, 2003 and 2002:

	2002	2003	2004	2005	2006

Revenues (NIS million)	4,055	4,468	5,141	5,123	5,607
Operating profit (NIS million)	533	855	1,019	903	1,218
Income before taxes (NIS million)	84	530	759	557	1,052
Net income (NIS million)	84	1,163	472	355	682
Capital expenditures, net (NIS million)	556	232	601	486	488
Cash flow provided by (used in) operating activities
net of investment activities (NIS million)	(134)	655	599	460	775
Subscribers (thousands)	1,837	2,103	2,340	2,529	2,668
Annual churn rate (%)	10.9%	13.6%	12.0%	13.6%	15.6%
Average monthly usage per subscriber (in minutes)	280	277	286	294	311
Average monthly revenue per subscriber (NIS)	183	171	170	156	158

Revenues

        Our principal source of revenues is from the sale of network services, primarily network airtime usage fees, and is denominated primarily in shekels. In 2006, as in each of 2005 and 2004, over 50% of network airtime usage fees were derived from outgoing calls, with the remainder generated from incoming calls, roaming and value-added services. We also derive revenues from sales of handsets, car kits, accessories and handset maintenance services to subscribers as well as other services. Network airtime usage fees are derived from subscribers originating calls on our network and payments received from other telecommunications network operators, both local and international, for delivering calls originating on their networks and terminating on our network. We recognize revenues from airtime usage and other services at the time we provide the service to the subscriber. We recognize revenues from handset sales, car kits and other equipment only upon delivery and the transfer of ownership to the subscriber.

Cost of Revenues

        Our principal components of cost of revenues are:

—	interconnect fees paid to the fixed-line and other telecommunication network operators in Israel and charges paid to foreign GSM network operators;

—	handset and car-kit costs;

—	depreciation of our network and amortization of our license;

—	salaries and related expenses, including compensation related to employee stock option plans;

—	leases;

—	network maintenance;

—	royalties paid to the Israeli Government under our license; and

—	costs of replacing or repairing damaged handsets.

Selling and Marketing Expenses

        Our principal components of selling and marketing expenses are:

—	advertising and promotion;

—	commissions to dealers; and

—	salaries and related expenses, including compensation related to employee stock option plans.

General and Administrative Expenses

        Our principal components of general and administrative expenses are:

—	salaries and related expenses, including compensation related to employee stock option plans;

—	professional fees and consultancy fees;

—	insurance;

—	depreciation and amortization; and

—	provision for bad debts.

Financial Expenses

        Our principal components of financial expenses are:

—	interest on notes and bank loans;

—	net hedging costs on foreign currency and CPI exposure; and

—	exchange rate and linkage differences.

Key Business Indicators (Operating Data)

        Our primary key business indicators are described below. These indicators are widely used in the cellular telephone service industry to evaluate performance:

—	number of subscribers;

—	average monthly revenue per subscriber (ARPU);

—	average monthly minutes of usage per subscriber (MOU); and

—	churn rate.

2006 Developments

        In 2006, our revenues increased by approximately 9.4% over our revenues in 2005, despite continued reductions in interconnect tariffs during the year. To mitigate the effects of these reductions, we have continued our efforts to implement cost-cutting measures, including reducing distribution and advertising costs, to implement price increases and to repackage our tariff plans. We are not able to predict with certainty the effect of future regulatory changes, including the effect of the implementation of number portability, the possible reduction in roaming charges and how we will address these changes.

        During 2006, the number of our 3G subscribers grew to approximately 276,000, more than doubling the number of our 3G subscribers at the end of 2005. As a result, we are seeing an increase in data and content revenues. In addition, our business subscribers increased from approximately 20% to almost 23% of our subscriber base while business customers accounted for 71% of the added net new active subscribers of 2006.

        In July 2006, we acquired the transmission business of Med I.C.–1 (1999) Ltd., including its fiber-optic cable infrastructure comprising of a network of approximately 900 kilometers of submerged and terrestrial transmission fiber for approximately NIS 71 million (US $16.8 million). The acquisition will enable us to reduce our transmission costs as well as to provide some of our business customers with bundled services of transmission of data and voice. As of July 2006, the transmission activity has been included in the financial results.

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

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

        As described in Note 1j to our consolidated financial statements, we recognize service revenues as services are rendered, and revenues from sale of handsets and other equipment upon delivery. We recognize service revenues based upon minutes used, net of credits and adjustments for service discounts. Because our billing cycles use cut-off dates, which for the most part do not coincide with our reporting periods, we are required to make estimates for service revenues earned but not yet billed at the end of each reporting period. These estimates are based primarily upon historical data and trends. In certain cases, cellular handsets are sold to subscribers within the context of airtime packages, in order to divide the revenues into separate units of accounting, we are required to estimate the fair value of each deliverable. These estimates are based upon the price of each deliverable when it is sold on a stand alone basis. The amount allocable to the delivered item (the handset) is limited to the amount that is not contingent upon the delivery of any additional services under the contract (airtime services).

        Actual billing cycle results and related revenue may vary, depending on subscriber usage and rate plan mix, from the results estimated at the end of each period.

Long-Lived Assets

        We have substantial investments in tangible and intangible long-lived assets, primarily our communications network, our license and spectrum. Changes in technology or changes in our intended use of these assets can cause the estimated period of use or the value of these assets to change. We amortize our communications network by the straight-line method, mainly over 6.7 years (15% per year). For instance, had the percentage of depreciation been decreased by 5%, our operating profit would increase by approximately NIS 124 million and had the percentage of depreciation increased by 5%, our operating profit would decrease by approximately NIS 114 million. We amortize our license by the straight-line method over the utilization period of the license, which is based upon the license period. During 2002, our license was extended by 14 years to 2022. Consequently, the amortized balance of our license is amortized as of 2002 over the period ending in 2022. We review our communications network, license and spectrum for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable through undiscounted future cash flows. If necessary, we write down the assets to their estimated fair values. No write-downs of our long-lived assets have been recorded since incorporation.

Allowance for Doubtful Accounts

        We maintain allowance for doubtful accounts for estimated losses resulting from the inability of our subscribers to make required payments. We base our allowance on the likelihood of recoverability of accounts receivable based on the age of the balances, our historical write-off experience net of recoveries, changes in the credit worthiness of our customers, and collection trends. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of specific debts doubtful of collection, calculated as a specified percentage of the outstanding balance in each debt age group, with the percentage of the allowance increasing as the age of the debt increases. For example, a debt that is between 1 to 1.5 years overdue is reserved for at the rate of 82%. If we decreased our percentage of the allowance for all aging debts by 15%, our operating profit would increase by NIS 18 million. If we increased such percentage by 15%, our operating profit would decrease by NIS 12 million. The debt becomes fully reserved once it is at least 1.5 years overdue. Actual customer collections could differ from our estimates. For example, if the financial condition or our customers were to deteriorate, additional allowances may be required. Our bad debt expenses as a percentage of revenues were 0.4%, 0.6% and 0.5% for the years ended December 31, 2004, 2005 and 2006, respectively.

Results of Operations for the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

        Revenues in 2006 were NIS 5,606.7 million (US $1,327 million), increasing by 9.4% from NIS 5,122.9 million in 2005.

        Revenues in 2006 from services were NIS 5,027.3 million (US $1,189.9 million) in 2006, representing an increase of 8.8% from 2005 service revenues of NIS 4,619.9 million. Compared with 2005, total network minutes increased in 2006 by 13.2%, partially offset by a 5.5% dilution in the average tariff per minute including incoming calls. The increase in total network minutes was driven primarily by an expanding subscriber base which grew by 5.5% in 2006. The dilution in the average tariff per minute compared with 2005 was driven primarily by the reduction in interconnection tariffs which went into effect in March 2006, as well as by increased competition and the increased weight of business subscribers in our customer base. The average business subscriber generates substantially more minutes of use than post-paid private and prepaid subscribers, whilst their average tariff per minute is lower.

        Revenues in 2006 from equipment were NIS 579.4 million (US $137.1 million), an increase of 15.2% from NIS 503 million in 2005. This increase was caused by an increase in the average revenue per sale, reflecting a higher proportion of 3G handset sales to new and upgrading subscribers, as well as an increase in the number of handsets sold to new and upgrading subscribers.

        Data and content revenues, including SMS messages, totaled NIS 526.7 million (US $124.7 million) for 2006 as a whole, accounting for 9.4% of total revenues or 10.5% of service revenues, up from NIS 404.2 million, 7.9% of total revenues, or 8.7% of service revenues, in 2005, despite the mandated 49% reduction in SMS interconnection tariffs which went into effect in March 2006. The increase compared with 2005 was driven by data and content non-SMS service revenues, which increased by 36.1%. Revenues from SMS services in 2006 increased by 21.7% compared with 2005, despite the reduction in SMS interconnect tariffs from March 2006, as mandated by the Ministry of Communications. SMS messages accounted for approximately 38% of data and content revenues in 2006, compared with approximately 42% in 2005.

        Cost of revenues in 2006 increased by 3.5% to NIS 3,897.3 million (US $922.4 million) from NIS 3,766.4 million in 2005.

        Cost of revenues – services in 2006 increased by 2.1% to NIS 3,085.5 million (US $730.3 million), from NIS 3,022.5 million in 2005. The increase was primarily driven by higher variable airtime costs resulting from the growth in airtime usage, offset by lower depreciation, lower royalties, and efficiency measures taken by the Company.

        Cost of revenues – equipment in 2006 increased by 9.1% to NIS 811.8 million (US $192.1 million) from NIS 743.9 million in 2005. The increase was driven primarily by the selling of more advanced and higher cost 3G handsets and an approximate 7% growth in sales transactions to new and upgrading subscribers.

        Gross profit for 2006 was NIS 1,709.4 million (US$ 404.6 million), the equivalent of 30.4% of revenues, up by 26.0% from NIS 1,356.6 million, or 26.5% of revenues, in 2005.

        Selling and marketing expenses in 2006 were NIS 307.6 million (US$ 72.8 million), an increase of 12.7% from NIS 272.9 million in 2005. The increase was primarily due to an increase in the sales force, which contributed to growth in sales transactions, as well as increases in distribution and advertising costs.

        General and administrative expenses in 2006 were NIS 183.5 million (US$ 43.4 million), up by 1.5% from NIS 180.8 million in 2005, the increase primarily due to fees related to ensuring Sarbanes-Oxley Act compliance.

        Operating profit for 2006 was NIS 1,218.4 million (US$ 288.4 million), an increase of 34.9% from NIS 902.9 million in 2005. As a percentage of revenues, operating profit increased from 17.6% in 2005 to 21.7% in 2006.

        Financial expenses in 2006 were NIS 166.4 million (US$39.4 million), a decrease of 51.8% from NIS 345.4 million in 2005. The decrease is primarily attributed to one-off charges in 2005 including a NIS 63 million charge related to the redemption of the US$ 175 million 13% Senior Subordinated Notes in August 2005. The decrease also reflects lower interest expenses resulting from the refinancing of the Company’s long term debt with lower cost CPI linked shekel-denominated debt, as well as lower expenses resulting from the lower average CPI level in 2006 of -0.1% compared with 2.4% in 2005.

        Income before taxes for 2006 was NIS 1,052 million (US$ 249 million) up 88.7%- compared to NIS 557.5 million in 2005.

        Following the ruling of the Supreme Court in November 2006 in the matter of Paz Gas Marketing Company Ltd. and Others vs. the Assessing Officer and Others, which overturned the rules regarding the recognition of financing expenses, the Company included in its financial statements an additional provision of taxes in the amount of NIS 35 million. This provision is an estimate of the additional tax expense relating to the possibility that part of the financing expenses accrued in the years 2005 and 2006 in respect of a financial debt, which is attributable, inter alia, to the financing of a repurchase of Company shares, will not be recognized as an expense for tax purposes. The Company believes that it has justifications for the recognition of these expenses for tax purposes, or part of them. The Company is examining the possible effects of the ruling, if any, on its policies in the future.

        Net income in 2006 was NIS 682.3 million (US$ 161.5 million) or earnings of NIS 4.44 (US$ 1.05) per basic ADS or share (NIS 4.41 per diluted ADS or share), representing a 92.4% increase from NIS 354.6 million, or earnings of NIS 2.19 per basic ADS or share (NIS 2.17 per diluted ADS or share), in 2005.

        During 2006, our net active subscribers increased by 139,000, or 5.5%. The Company’s subscriber base at the end of December 2006 was approximately 2,668,000, accounting for an approximate market share of 32%, including approximately 605,000 business subscribers or 23% of the base, approximately 1,282,000 postpaid private subscribers, or 48% of the base, and approximately 781,000 prepaid subscribers, or 29% of the base. Of the Company’s subscriber base, approximately 276,000 were 3G subscribers. Net new active subscribers in the business sector accounted for approximately 71% of net new active subscribers in the year.

        The annual churn rate in 2006 increased to 15.6% up from 13.6% in 2005. The increase was primarily related to the prepaid sector.

        Average monthly usage per subscriber (MOU) for 2006 was 311 minutes, an increase of 5.8% compared with 294 minutes in 2005. Average monthly revenue per subscriber (ARPU) in 2006 was NIS 158 (US$ 37.4), an increase of 1.3% compared with NIS 156 in 2005, despite the reduction in interconnection charges mandated by the Ministry of Communications in March 2006.

Results of Operations for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

        Revenues in 2005 were NIS 5,122.9 million, down 0.3% from NIS 5,140.7 million in 2004.

        Revenues in 2005 from services were NIS 4,619.9 million, approximately equal to the revenues from services in 2004 of NIS 4,615.8 million. Compared with 2004, total network minutes in 2005 increased by 12.8%, offset by a 12.9% dilution in the average tariff per minute including incoming calls. The increase in total network minutes was driven primarily by an expanding subscriber base which grew by 8.1% from the end of 2004 to the end of 2005. The dilution in the average tariff per minute compared with 2004 was driven primarily by the reduction in interconnection tariffs which went into effect in March 2005, as well as increased competition and the increased weight of business subscribers in our customer base. The average business subscriber generates substantially more minutes of use than post-paid private and prepaid subscribers, whilst their average tariff per minute is materially lower.

        Revenues in 2005 from equipment were NIS 503.0 million, a decrease of 4.2% from NIS 525.0 million in 2004. The decrease in 2005, compared with 2004, was driven by a decrease in the average revenue per sale.

        Data and content revenues, including SMS messages, in 2005 were NIS 404.2 million, accounting for 7.9% of total revenues or 8.7% of service revenues, up from NIS 351.1 million, or 6.8% of total revenues, 7.6% of service revenues, in 2004, despite the reduction in SMS interconnection tariffs. The increase in 2005, compared with 2004, was driven by data and content non-SMS service revenues which increased by 34.5%. Revenues from SMS services in 2005 decreased by 4.0% compared with 2004, reflecting the reduction in SMS interconnect tariffs from March 2005, as mandated by the Ministry of Communications. In 2005, SMS messages accounted for approximately 42% of data and content revenues, compared with approximately 50% in 2004.

        Cost of revenues in 2005 increased by 4.2% to NIS 3,766.4 million from NIS 3,615.0 million in 2004.

        Cost of revenues – services in 2005 increased by 4.8% to NIS 3,022.5 million, from NIS 2,885.1 million in 2004. The increase was primarily driven by the increased depreciation and amortization of over NIS 100 million which was recorded following the launch of the 3G network towards the end of 2004 together with the additional network expenses associated with the 3G network.

        Cost of revenues – equipment in 2005 increased by 1.9% to NIS 743.9 million from NIS 729.9 million in 2004. The increase was driven primarily by the marketing of more advanced and higher cost handsets and approximately 5% growth in sales transactions to new and upgrading subscribers.

        Gross profit for 2005 was NIS 1,356.6 million, the equivalent of 26.5% of revenues, down 11.1% from NIS 1,525.7 million, or 29.7% of revenues, in 2004. The decrease can be primarily attributed to the increased depreciation, amortization and network expenses related to the Company’s 3G network.

        Selling and marketing expenses in 2005 were NIS 272.9 million, a decrease of 16.1% from NIS 325.2 million in 2004. The decrease was principally due to reductions in distribution and advertising costs.

        General and administrative expenses in 2005 were NIS 180.8 million, a decrease of 0.2% from NIS 181.1 million in 2004.The decreases in general and administrative expenses, as with the decreases in selling and marketing expenses, reflect cost-cutting measures the Company put in place as part of its plan to mitigate the effects of the inter-carrier termination rate reductions that were mandated by the Ministry of Communications.

        Operating profit for 2005 was NIS 902.9 million, a decrease of 11.4% from NIS 1,019.3 million in 2004. As a percentage of revenues, operating profit decreased from 19.8% in 2004 to 17.6% in 2005. The decrease can be primarily attributed to the impact of the inter-carrier termination rate reductions that were mandated by the Ministry of Communications, as well as the increased depreciation, amortization and network expenses related to the Company’s 3G network.

        Financial expenses in 2005 were NIS 345.4 million , an increase of 32.6% from NIS 260.5 million in 2004. The increase was primarily driven by a one-off charge in the amount of NIS 63 million related to the redemption of the US$ 175 million 13% Senior Subordinated Notes on August 15, 2005, interest charges related to both the redeemed Notes and the new CPI-linked shekel-denominated Notes and a one-off amortization of capitalized expenses related to the Company’s previous bank facility.

        Income before taxes for 2005 was NIS 557.5 million down 26.5% compared to NIS 758.8 million in 2004.

        Net income in 2005 was NIS 354.6 million or earnings of NIS 2.19 per basic ADS or share (NIS 2.17 per diluted ADS or share), representing a 24.8% decrease from NIS 471.6 million, or earnings of NIS 2.57 per basic ADS or share (NIS 2.56 per diluted ADS or share), in 2004. The decrease in 2005 net income compared with 2004 resulted primarily from the financial expenses related to the restructuring of the Company’s debt, the impact of the inter-carrier termination rate reductions that were mandated by the Ministry of Communications, and the increased depreciation, amortization and network expenses related to the Company’s 3G network.

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

        The annual churn rate in 2005 increased to 13.6% from 12.0% in 2004. The increase was primarily related to the prepaid sector.

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

Trends

        In 2007, we expect to continue to grow our subscriber base compared with 2006, despite the highly penetrated telephone mobile market in Israel. We will continue to focus on retention efforts and on growing our 3G subscriber base. We expect strong growth in our 3G subscriber base to bring about growth in our data and content revenues. Despite the further decline in interconnect tariff rates as of March 2007, and despite the decline in revenues resulting from the new regulation regarding short calls to voicemail which went into effect in January 2007, we expect our total revenues to grow in 2007. For more information, see “Regulatory Developments” in “Item 4B. Information on the Company–Business Overview–Regulation.”

        We also expect that number portability, which is expected to be implemented during the year, will lead to higher retention costs, and a rise in churn rates following its implementation. However, barring any further adverse material regulatory decisions, we expect an increase in annual EBITDA in 2007, though at a lower rate of increase than in 2006.

        We are acting to expand our offering of telecommunications services, including data transmission and domestic fixed-line services. In order to expand our offerings, we may consider acquiring businesses and technologies in areas complementary to our existing business. We believe that the Israeli telecommunications market will be characterized increasingly by service providers that can offer the bundling of telecommunications services in packages that are designed to attract and retain subscribers by meeting a wider range of their telecommunications needs.

Impact of Inflation and Exchange Rate Fluctuations

        Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, through December 31, 2006, a substantial amount of our operating expenses were linked to non-shekel currencies. These expenses related mainly to the acquisition of handsets where the price paid by us is based on various foreign currencies. In addition, most of our capital expenditures which are incurred in, or linked to, non-shekel currencies were denominated in US dollars and require US dollar interest payments. Thus, any devaluation of the shekel against the non-shekel currencies will increase the shekel cost of our non-shekel denominated or linked expenses. Such an increase may have an impact on our results, which may be material. We hedge a portion of our foreign currency commitments.

        Although we have the ability to borrow under our bank credit facility in US dollars, our borrowings are in shekels, and most of our shekel bank borrowings and our Notes due 2012 are linked to the CPI. We may not be permitted to raise our tariffs pursuant to our license in a manner that would fully compensate for any increase in the CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue. We partly hedge the principal amount of our Notes due 2012 against adverse movement in the CPI.

5B. Liquidity and Capital Resources

        The mobile telephone business is highly capital intensive, requiring significant capital to acquire a license and to, construct mobile telecommunications networks. The capital requirements of our network are determined by the coverage desired, the expected call traffic and the desired quality and variety of services. Network construction costs are mainly related to the number of cells in the service area, the number of radio channels in the cell and the switching equipment required.

        Currently, our main sources of liquidity are:

—	our cash on hand;
—	our operating cashflows; and
—	our senior credit facility.

        Our senior credit facility currently consists of a $75 million term loan facility (in addition to an advance of approximately $11 million carried over from our previous facility) and a $75 million revolving loan facility, both maturing on September 1, 2009. Our credit facility is unsecured. Bank Hapoalim B.M., Bank Leumi Le-Israel B.M., Israel Discount Bank Ltd. and Mizrahi Tefahot Bank Ltd. are participating in the facility. At March 31, 2007, the balances available for drawing were approximately $19 million under Facility A, and $75 million under Facility B.

        In March 2005, we completed the offering of our Notes due 2012, raising NIS 2.0 billion in a public offering in Israel. Of these, notes having an aggregate principal amount of approximately NIS 36.5 million were purchased by our wholly owned subsidiary Partner Future Communications 2000 Ltd., or PFC. PFC also received an additional allocation of notes having an aggregate principal amount of NIS 500 million. The notes that PFC received pursuant to this additional allocation do not confer the right to receive any payment whatsoever on account of principal or interest until they are sold by PFC to a third party. To date, no such notes have been sold to third parties and we are uncertain whether we will sell these notes to third parties at all.

        The Notes are due 2012 and principal and interest payments are linked to the CPI. The annual interest on the notes is 4.25% payable quarterly. Quarterly principal repayments will begin in June 2009. The notes were rated AA- by Maalot, and Aa2 by Midroog, two of Israel’s rating agencies. We used the net proceeds from the offering to pay down some of our existing credit facility, to repurchase up to 33.3 million shares from our founding Israeli shareholders and to redeem our 13% Senior Subordinated Notes due 2010. These 13% Senior Subordinated Notes due 2010 were originally issued in August 2000.

        In April 2005, we repurchased approximately 33.3 million of our shares pursuant to an offer received from our founding Israeli Shareholders in February 2005. These shareholders held together approximately 22.5% of the Company’s outstanding shares at the time of the offer. As a result of the repurchase, the collective shareholdings of the founding Israeli shareholders were reduced to approximately 5.4% of our issued and outstanding share capital. The price per share at which these shares were acquired was NIS 32.22 per share. The total consideration paid for the shares was approximately NIS 1,074 million. We cancelled the repurchased shares.

        In August 2005, we redeemed the outstanding US $175 million 13% Senior Subordinated Notes due 2010. According to the terms of the notes, the redemption price was 106.5% of the principal amount, or $186.375 million. The redemption, which we financed from our new bank facility and funds generated from current operations, concluded the refinancing of our long term debt into lower cost CPI linked shekel-denominated debt.

        In the third quarter of 2005, our board of directors and shareholders approved the distribution of our first cash dividend, in the amount of NIS 0.57 per share, totaling approximately NIS 86.4 million.

        During 2006, we distributed cash dividends to our shareholders in the amount of NIS 307 million. In January 2007, the board of directors approved the distribution of a cash dividend in the amount of NIS 1.28 per share (approximately NIS 200 million ($47 million)) to shareholders of record as of February 20, 2007. Cash dividends are paid in Israeli currency. For further information please see “Item 8A Consolidated Financial Statements and other Financial Information – Dividend Distribution Policy”.

        In July 2006, we completed the acquisition of the transmission business of Med I.C.–1 (1999) Ltd. including its fiber-optic cable infrastructure comprising of a network of approximately 900 kilometers of submerged and terrestrial transmission fiber for approximately NIS 71 million ($16.8 million).

        Cash flows generated from operating activities in 2006 (NIS 1,223.5 million or US $289.46 million), net of cash flows from investing activities (NIS 448.7 million or US $106.2 million), were NIS 774.8 million (US $183.4 million), an increase of 68.6%. Cash flows generated from operating activities in 2005 (NIS 1,006.3 million), net of cash flows from investing activities (546.7 million) totaled NIS 459.6 million. The increase was primarily due to an increase in cash flows from operating activities, combined with a decrease in the level of investment in fixed assets.

        From January 1, 2004 to December 31, 2006, we made cumulative net capital expenditures of approximately NIS 1,575 million, of which NIS 488 million (US $115 million) was incurred in 2006. We expect that capital expenditures for our network will continue to represent the largest portion of our total capital expenditures over the next few years. We expect capital expenditures, in 2007 to be approximately the same as in 2006.

        We believe that funds from our operations, together with funds raised under our credit facility and our cash on hand will provide us with enough liquidity and resources to fund our expected capital expenditure needs, as well as our obligations under our financing agreements, our license payments and our other material commitments, at least for the next 12 months. However, the actual amount and timing of our future requirements may differ materially from our estimates.

5C. Research and Development, Patents and Licenses

        We are primarily a user rather than a developer of technology. Accordingly, we did not engage in any significant research and development activities during the past three years.

5D. Trend Information

        See “Trends” in Item 5A. Results of Operations for the Year Ended December 31, 2006, Compared to the Year Ended December 31, 2005” above.

5E. Off-Balance Sheet Arrangements

        There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5F. Aggregate Contractual Obligations

        Set forth below are our contractual obligations and other commercial commitments as of December 31, 2006:

	Payments Due by Period (NIS in thousands)
Contractual Obligations	Total		less than 1 year	1-3 years	3-5 years	more than 5 years

Long-Term Debt*	2,323,985	*	35,099	776,610	1,344,244	168,032
Capital Lease Obligations	11,315		5,085	6,230	-	-
Operating Leases	968,626		170,723	274,683	172,886	350,334
Contribution to funds in respect of
Employee rights upon retirements	32,000		32,000	-	-	-
Handsets	164,000		164,000	-	-	-
Fixed Assets	249,000		249,000	-	-	-
Other Long-Term Obligations	-		-	-	-	-
Total Contractual Cash Obligations	3,748,926		655,907	1,057,523	1,517,130	518,366

*     This table does not include payments of interest on our Long-Term Debt. Interest on our Notes due 2012, which represents NIS 2,016,378 of our Long-Term Debt is at 4.25% per annum, linked to changes in the CPI. Our remaining Long-Term Debt consists of NIS 181,208 with interest of 5.8%, linked to the CPI, and NIS 126,500 with variable interest based on the Prime Rate minus 0.5%, not linked to the CPI.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. Directors and Senior Management

        Below is a list of the Directors of the Company as of May 1, 2007:

Directors

Name of Director	Age	Position

Fok Kin-ning, Canning	55	Chairman of the board of directors
Dr. Michael J. Anghel (2)(4)	68	Director
Chan Ting Yu (1)(3)	56	Director
Chow Woo Mo Fong, Susan	53	Director
Uzia Galil	81	Director
Erez Gissin (1)(2)	48	Director
Dennis Pok Man, Lui (1)(3)	56	Director
Pesach Shachar (1)	73	Director
Amikam Shorer	39	Director
Frank John Sixt	55	Director
Moshe Vidman (1)(2)(3)(4)	63	Director

(1)	Member of the Executive Committee of the board of directors.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	External Director under the Companies Law.

        Fok Kin-ning, Canning has been a director of Partner since May 1998 and the Chairman of its board of directors since that time. Mr. Fok has been an Executive Director of Hutchison Whampoa Limited since 1984 and its Group Managing Director since 1993. He also serves as the Chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited, and Hongkong Electric Holdings Limited and Ommanney Holdings Limited (formerly Hutchison Telecommunications Limited) (the holding company of the telecommunications interests of Hutchison Whampoa Limited), In addition, Mr. Fok is the Co-Chairman of Husky Energy Inc. and the Deputy Chairman of Cheung Kong Infrastructure Holdings Limited. He is also a Director of Cheung Kong (Holdings) Limited. Mr. Fok holds a Bachelor of Arts degree from St. John’s University in Minnesota, United States and a diploma in financial administration from the University of New England in Australia. He is a member of the Australian Institute of Chartered Accountants. Mr. Fok was nominated as a director, and as the Chairman of the board of directors, by Advent Investments Pte Ltd.

        Dr. Michael J. Anghel became a director of Partner in March 2006.  From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications.  Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom – the second Israeli cellular operator.   In 1999 he founded CAP Ventures, an advanced technology investment company.  From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank.   He has been involved in various technology enterprises and has served on the boards of directors of various major Israeli corporations and financial institutions including Elron, Elbit, Nice, Gilat, American Israeli Paper Mills, Maalot (the Israeli affiliate of Standard and Poor’s) and Hapoalim Capital Markets.  He currently serves on the boards of directors of Syneron Medical Ltd., ECI Telecom Ltd. and Scopus Ltd.  Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy.  He currently serves as Chairman of the Tel Aviv University’s Executive Program.  Dr. Anghel holds a B.A. (Economics) from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. (Finance) from Columbia University in New York.

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

        Chow Woo Mo Fong, Susan has been a director of Partner since August 1998. Mrs. Chow has been an Executive Director of Hutchison Whampoa Limited since 1993 and its Deputy Group Managing Director since 1998. Mrs. Chow is also an Executive Director of Cheung Kong Infrastructure Holdings Limited, Hutchison Harbour Ring Limited and Hongkong Electric Holdings Limited and a Director of Hutchison Telecommunications (Australia) Limited, and TOM Group Limited and Ommaney Holdings Limited (formerly Hutchison Telecommunications Limited). She is also an alternate director of Hutchison Telecommunications International Limited and TOM Online Inc. She is a solicitor and holds a Bachelor’s degree in Business Administration. Mrs. Chow was nominated as a director by Advent Investments Pte Ltd.

        Uzia Galil has been a director of Partner since August 1999. Mr. Galil currently serves as Chairman and Chief Executive Officer of Uzia Initiatives and Management Ltd., a company specializing in the promotion and nurturing of new businesses associated with mobile communication, electronic commerce and medical information media, which he founded in November 1999. From 1962 until November 1999, Mr. Galil served as President and Chief Executive Officer of Elron Electronics Industries Ltd., an Israeli high technology holding company, which he founded and of which he also served as Chairman of the board of directors. From January 1981 until leaving Elron, Mr. Galil also served as Chairman of the board of directors of Elbit Ltd., an electronic communication affiliate of Elron, and as a member of the boards of directors of Elbit Systems Ltd., a defense electronics affiliate of Elron, and all other private companies held in the Elron portfolio. Mr. Galil currently serves as a member of the boards of directors of Orbotech Ltd., NetManage Inc., and as Chairman of Zoran Corporation. From 1980 to 1990, Mr. Galil served as Chairman of the International Board of Governors of the Technion. Mr. Galil holds a M.S. in Electrical Engineering from Purdue University and a B.S. from the Technion. Mr. Galil has also been awarded an honorary doctorate in technical sciences by the Technion in recognition of his contribution to the development of science-based industries in Israel, an honorary doctorate in philosophy by the Weitzman Institute of Science, an honorary doctorate in engineering by Polytechnic University, New York, and an honorary doctorate from the Ben-Gurion University of the Negev in Israel and the Solomon Bublick prize laureate from the Hebrew University of Jerusalem. In 1997 he was awarded the prestigious Israel Prize for his contribution to the development of the Israeli hi-tech industry. Until April 20, 2005, Mr. Galil had been a director nominated by Elbit.COM. Since then, Mr. Galil serves as a director on behalf of Advent Investments Pte Ltd.

        Erez Gissin has been a director of Partner since August 1998 and is currently a member of the Executive Committee and the Audit Committee. Since April 2005, Mr. Gissin has been a private investor through his management and investment company. For the prior five years, Mr. Gissin has been the CEO of IP Planet Network Ltd., an Israeli telecommunication company providing satellite broadband services. Previously, he was the Vice President of Business Development of the Eurocom Group, an Israeli leader in telecom and internet products and services. Mr. Gissin holds a Bachelor of Science in Industrial Engineering from Tel Aviv University and an MBA degree from Stanford University, California. Until April 20, 2005 Mr. Gissin had been a director nominated by Eurocom. Since then and until September 12, 2005, Mr. Gissin served as a director and member of the Executive Committee, on behalf of Advent Investments Pte Ltd. Since then, Mr. Gissin has been an independent director and serves on the Executive Committee and the Audit Committee of the Company.

        Dennis Pok Man Lui has been a director of Partner since April 2004 and is the Chairman of the Executive Committee and the Chairman of the Compensation Committee. Mr. Lui is an Executive Director and the Chief Executive Officer of Hutchison Telecommunications International Limited. He first joined Hutchison Paging International Limited in 1986 and became its managing director in 1993. He was the managing director of Hutchison Telecommunications (Hong Kong) Limited in charge of the mobile telecommunications, fixed-line, multi-media, internet and paging businesses in Hong Kong, China, Taiwan and Macau from January 1996 to April 2000. Mr. Lui rejoined the Hutchison Whampoa group in May 2001 as group managing director of HTI (1993) Holdings Limited (“HTI”) overseeing all the operations and new business development of the HTI group. He holds a Bachelor of Science Degree from the University of Oregon. Mr. Lui was nominated as a director, and as a member of the Executive Committee, by Advent Investments Pte Ltd.

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

        Amikam Shorer has been a director of Partner since June 2005. He was nominated as director by our Israeli founding shareholders. Mr. Shorer has served as executive Vice President of Business Affairs and the General Counsel of Eurocom Group, an Israeli leader in telecom and internet products and services, since 2000. Mr. Shorer also serves as a director in several companies within the Eurocom Group. Mr. Shorer holds an LLB degree from Bar-Ilan University.

        Frank John Sixt has been a director of Partner since May 1998. Mr. Sixt has been an Executive Director of Hutchison Whampoa Limited since 1991 and its Group Finance Director since 1998. He is the Chairman of TOM Group Limited and TOM Online Inc. He is also an Executive Director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited and a Director of Cheung Kong (Holdings) Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited, and Husky Energy Inc., and Ommaney Holdings Limited (formerly Hutchison Telecommunications Limited). He holds a Bachelor of Arts degree and a Master of Arts degree from McGill University and a Bachelor’s degree in Civil Law from the University of Montreal, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada. Mr. Sixt was nominated as a director by Advent Investments Pte Ltd.

        Moshe Vidman has been a director of Partner since October 2003. Mr. Vidman is the Revlon representative in Israel and serves as a director of the following companies: Israel Corporation Ltd., ICL – Israel Chemical Ltd., Rotem Amfert Negev Ltd., Dead Sea Works Ltd., Jafora-Tabori Ltd., Rosebud Medical Ltd., Bank Leumi Le’Israel Ltd., Melisron and Ofer Brothers Properties (1957) Ltd. Since 2000 Mr. Vidman is the Revlon Representative in Israel. Mr. Vidman is also a member of the board of directors and a member of Executive Committee of the Jerusalem Foundation. He also serves as a member of the Board of Governors and the Chairman of the Endowment Fund Committee and Chairman of the assets Company of the Hebrew University. Previously he held various positions at the Ministry of Education and Culture. From 1978 until 1983 Mr. Vidman served as the Deputy Accountant General in the Ministry of Finance. From 1983 until 1990 he served as the President and Chief Financial Officer of Aryt Optronics Ltd., a hi-tech company which developed optics and laser applications for military and medical use. From 1990 until 1999 Mr. Vidman was the Managing Director of Revlon Israel and until March 1999 he served as a director of Koor Industries and Chairman of its Investment Committee. He also served as Chairman of the Executive Committee of Africa-Israel Ltd. and as the Chairman of the board of directors of Africa-Israel Hotels.

Senior Management

Below is a list of the Senior Management of the Company as of May 1, 2007.

Name of Officer	Age	Position

David Avner	55	Chief Executive Officer
Emanuel Avner	47	Chief Financial Officer
Iris Beck	41	Vice President, Marketing
Chaim Beker	62	Vice President, Operations
Alon Berman	46	Vice President, Technologies
Adi Biran	63	Vice President, Regulation and New Business Development
Michal Dana	51	Vice President, Human Resources and Operations
Dan Eldar	53	Vice President, Carrier, International and Investor Relations
Eli Glickman	45	Vice President, Customer and Private Sales Division
Roly Klinger	47	Vice President, Chief Legal Counsel and Joint Company Secretary
Gil Rosenfeld	41	Vice President, Business Division
Edith Shih	54	Joint Company Secretary

        David Avner was appointed Chief Executive Officer on January 1, 2007, having served as Deputy CEO since April 2005 and Chief Operating Officer since January 2006. Prior to joining the Company, Mr. Avner served as Senior Vice President of Operations and Member of the executive management at Amdocs Limited. Previously, he served at Amdocs as Group President Europe and LATAM & Member of Management. Prior to that, Mr. Avner served at Strauss Dairy Ltd. for 17 years, the last four as General Manager of the Dairy Division. He was also the General Manager of Strauss Ice Creams Ltd., and Manager of Information Systems at Strauss Dairy Ltd. Mr. Avner also served as Active Director of Yotvata Dairies Subsidiary since 1998. He holds a Bachelor of Arts degree in Mathematics/Computer Sciences and Philosophy from Haifa University in Israel and an MBA degree from the Technion, Israel Institute of Technology. David Avner and Emanuel Avner are not related.

        Emanuel Avner was appointed Chief Financial Officer of Partner as of July 2006. Previously he served as Vice President and Chief Financial Officer of Blue Square – Israel Ltd., an Israeli food retailer traded on the New York Stock Exchange, since November 2003. Mr. Avner served from 1999 until October 2003 as Chief Financial Officer of Ericsson Israel. From 1993 to 1999, he served as Corporate Controller and Deputy CFO of Super Sol Ltd. Mr. Avner is a CPA (member of the American and Israeli Institute of Certified Public Accountants) and holds a Masters in Business Administration (1st Class Honors) and a BA in Economics and Accounting from the Hebrew University of Jerusalem. David Avner and Emanuel Avner are not related.

        Iris Beck was appointed Vice President, Marketing in December 2002. Prior to joining the Company, she served as General Manager of Lever Israel (local subsidiary of Unilever). Ms. Beck worked at Lever Israel from 1996 and held senior positions such as Marketing Director and Technical Director before her appointment as General Manager. Ms. Beck worked as Brand Manager at Strauss Ice Cream from 1993 to 1996, and as Project Controller at Kulick & Soffa from 1991 to 1993. Ms. Beck holds a Bachelor’s degree in Economic Science (with distinction) from Haifa University, and Master of Arts degree in Marketing (with distinction) from Bar-Ilan University. Ms. Beck will conclude her service with the Company at the beginning of 2008.

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

        Michal Dana serves as Vice President, Human Resources and Operations since May 2006. She worked at Amdocs since 2002, where she served first as the Director of Human Resources for Amdocs’ European and Latin American division, and from 2005 as the Vice President of Human Resources, overseeing the worldwide customer business group for all human resource activities in Europe, Asia Pacific, and Latin America. From 2000 to 2002, Ms. Dana served as the Vice President of Human Resources for Bungee Communications, a start-up wireless broadband telecommunications company. Before that, she served from 1999-2000 as the Director of Human Resources for the Carmel Containers Systems Group, from 1996-1999 as the Director of Human Resources for the Caesarea Development Corporation, and from 1980-1996 as the Senior Human Resource Consultant for Pilat international consulting group. She holds a B.A. in Social Science from the Open University in Israel.

        Dan Eldar serves as Vice President, Carrier, International and Investor Relations for Partner. He is also responsible for strategic planning. Dr. Eldar joined Partner in April 1998. Since 1989, Dr. Eldar has served as the managing director of an Israeli consulting firm specializing in strategic planning, negotiation and project management. Dr. Eldar has managed many large-scale projects in the telecommunications and semiconductor industries, as well as in other areas. He holds PhD and M.A. degrees from Harvard University and M.A. and B.A. degrees from the Hebrew University, Jerusalem. Dr. Eldar will conclude his service as Vice President with the Company as of December 31, 2007.

        Eli Glickman, Vice President, Customer and Private Sales Division, joined Partner in 2005. He served as the CEO from 2003 to 2005 of Exel-Multi Purpose Logistics. From 1999 until 2002 Mr. Glickman served as a Naval Attache at the Embassy of Israel in Washington D.C. US. Prior to that he served in the Israeli Navy including a position as a commanding officer of the Israel Navy Commandos (SEALS) from 1997-1999, as well as other positions from 1979 until 1999. From 2004 until 2006, Mr. Glickman served as a director of Bank Ha’atzmaut. Mr. Glickman holds a Master of Science in Financial Management from the US Naval Postgraduate School and also studied International Executive Business Administration at Georgetown University in Washington, D.C.

        Roly Klinger, Vice President, Chief Legal Counsel and Joint Company Secretary, joined Partner in August 1998. From 1993, she served as Legal Advisor and Corporate General Secretary of Keshet Broadcasting Ltd., which holds an operating franchise for Israel’s first commercial television channel. Previously, while practicing in the private sector, she lectured on communications law at the College of Management–Academic Studies, Tel-Aviv. Ms. Klinger received an LL.B degree from Tel Aviv University and is admitted to the Israel Bar.

        Gil Rosenfeld, Vice President, Business Division, joined Partner in 2006. Previously, he worked for HP Israel and HP Europe 1998-2006 during which he held the positions of Country Managing Director, Personal Systems Sales Director, Personal Systems Group Country Manager and Country Sales Manager. Before that he worked as the General Manager of Compaq Israel from 1996-1998. Before that he held the position of the Enterprise Systems Organizer, Enterprise District Sales Manager and Senior Sales Representative from 1990-1996 for CMS, the HP distributor in Israel. Mr. Rosenfeld received an Honours Degree in Business Information Systems and before that he received a Bachelor of Commerce degree from the University of Witwatersand, South Africa.

        Edith Shih has been the Joint Company Secretary of Partner since July 1998. Ms. Shih has been a senior manager of Hutchison Whampoa Limited since 1991, its Head Group General Counsel since 1993 and its Company Secretary since 1998. She is currently an executive director and the Company Secretary of Hutchison Harbour Ring Limited, an executive director of Hutchison International Limited and director of various Hutchison Whampoa group companies. She is also the Company Secretary of Hutchison Telecommunications International Limited and the Joint Company Secretary of Hutchison Telecommunications (Australia) Limited. She holds a Bachelor of Science and a Master of Arts degree from the University of the Philippines, a Master of Arts and a Master of Education degree from Columbia University, New York. She is qualified to practice law in Hong Kong, England and Wales and Victoria, Australia, and is a fellow of both the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Chartered Secretaries.

Resignations During 2006

        Amikam Cohen, our Chief Executive Officer since the Company’s commencement of operations, resigned as of December 31, 2006, and was replaced by David Avner, our Deputy CEO and Chief Operating Officer. Alan Gelman, the Company’s Chief Financial Officer since January 2001, resigned as of July 2006, and was replaced by Emanuel Avner. Amnon Gideon resigned as Vice President, Human Resources and Operations and was replaced by Michal Dana in May 2006. Zion Ginat resigned as Vice President, Customers as of April 2007 and was replaced by Gil Rosenfeld, who was appointed as Vice President of the Business Division and Eli Glickman, who was appointed as Vice President of the Customer and Private Sales Division.

        Dan Eldar will conclude his service as Vice President with the Company as of December 31, 2007 and Iris Beck will conclude her service with the Company at the end of the first quarter of 2008.

        None of the above directors or members of senior management has any family relationship with any other director or senior manager of the Company. Senior managers are selected by the CEO with the approval of the board of directors for an indefinite term of office and may be removed by the board of directors at any time.

6B. Compensation

        The aggregate compensation paid, and benefits in kind granted to or accrued on behalf of all our directors and senior managers for their services in all capacities during the year ended December 31, 2006 was approximately NIS 28 million ($6.64 million). In 2006 options were granted to our senior management under the 2004 Employee Stock Option Plan to purchase up to 250,000 of our ordinary shares at exercise prices of NIS 32.73 and NIS 33.58 per share. These options will expire by July 2016. For more information, see “Item 6E. Directors, Senior Management and Employees–Share Ownership–2004 Employee Stock Option Plan”. Included in the above, the total amount set aside or accrued to provide pension, retirement or similar benefits on behalf of all our directors and senior managers during the year ended December 31, 2006 was approximately NIS 2.1 million ($0.5 million).

6C. Board Practices

        References in this annual report to “external directors” are to those directors who meet the definition of external directors under the Companies Law, and references in this annual report to “independent directors” are to those directors who meet the definition of independence under applicable listing requirements of Nasdaq.

Terms of Directors

        Directors are elected at the annual shareholders meeting to serve for three years, in the case of external directors under the Companies Law, or until the next annual meeting of the shareholders, in the case of other directors; or until their respective successors are elected and qualified, whichever occurs first, or in the case of Israeli directors, who are appointed by the founding Israeli shareholders upon a written notice signed by at least two of the founding Israeli shareholders who are the record holders of at least 50%of minimum Israeli holding shares, to the Company Secretary of his or her appointment, until their respective successors are elected upon such notice. An extraordinary meeting of the Company may elect any person as a director to fill an office which became vacant, or to serve as an additional member to the then existing board of directors, provided that the maximum number of seventeen directors is not exceeded, or to serve as an external director or an independent director, or if the number of the members of the board of directors is less than the minimum set in the Articles of Association. Any director elected in such manner (excluding an external director) shall serve in office until the coming annual meeting. The Articles of Association also provide that the board of directors, with the approval of 75% of the directors, may appoint an additional director to fill a vacancy or to serve as an additional member to the then existing board of directors provided that the maximum number of seventeen directors is not exceeded. The Company’s Articles of Association provide that the board of directors may delegate all of its powers to committees of the board of directors as it deems appropriate, subject to the provisions of the Companies Law. No director has a service contract with the company or its wholly-owned subsidiaries providing for benefits upon termination of employment. Our officers serve at the discretion of the board of directors or until their successors are appointed. See “Item 4. Information on the Company – 4B. Business Overview – Regulation – Our Mobile Telephone License.” for description of additional requirements of the composition of our board of directors and the appointment of its members.

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

        The Companies Law further requires that at least one external director have financial and accounting expertise, and that the other external director(s) have professional competence, as determined by the company’s board of directors. Under recently enacted regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the board of directors position, or has at least five years experience in one or more of the following (or a combined five years’ experience in at least two or more of the following): a senior position in the business management of a corporation with a substantial scope of business, a senior public officer or a senior position in the public service or a senior position in the field of the company’s business.

        Dr. Michael Anghel and Moshe Vidman are our external directors under the Companies Law.

Financial Experts under the Companies Law

        In accordance with the Companies Law, Partner has determined that the minimum number of directors with “accounting and financial expertise” that Partner believes is appropriate, in light of the particulars of Partner and its activities, is three. Under the Companies Law, only one of such “experts” is required to be an external director. In accordance with its determination, Partner has three directors with “accounting and financial expertise.”

Nasdaq Rule Exemptions

        Under Nasdaq rules, companies that satisfy the definition of a “Controlled Company” may be exempt from certain regulatory requirements. The regulatory requirements which a “Controlled Company” is exempt from include (i) the requirement that a majority of the board of directors members must be independent; (ii) the requirement that the compensation committee must be comprised solely of independent directors, or that compensation of our senior management must be determined by a majority of the independent directors on the full board of directors; and (iii) the requirement that the nomination committee must be comprised solely of independent directors or that nominations must be made by a majority of the independent directors on the full board of directors.

        A “Controlled Company” is defined as a company of which more than 50% of the voting power is held by an individual, group or another company. As Hutchison Telecom owns more than 50% of our outstanding ordinary shares, we fall under the definition of a “Controlled Company” and therefore we rely on the exemptions for a “Controlled Company” as provided under the Nasdaq rules. However, our board of directors may from time to time review this decision.

        In addition, in connection with our adoption of our 2004 Employee Share Option Plan, we received an exemption from the Nasdaq requirement that issuers receive shareholder approval when establishing a stock option plan, purchase plan or other equity compensation arrangement pursuant to which stock may be acquired by officers, directors or consultants. In accordance with Israeli law, board of directors approval was obtained in connection with the adoption of the 2004 Employee Share Option Plan, and shareholder approval will be obtained when required under Israeli law, such as when options would be issued under the plan to directors or to office holders who hold a controlling interest in Partner.

        In order to comply with the conditions and restrictions imposed on us by the Ministry of Communications, including in our License, in relation to ownership or control over us, under certain events specified in our articles of association, the board of directors may determine that certain ordinary shares are dormant shares. Consequently, we have received an exemption from the requirement set out in Nasdaq’s Marketplace Rule 4351 that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the US Securities Exchange Act cannot be disparately reduced or restricted through any corporate action or issuance.

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

Audit Committee

        The Companies Law requires public companies, including Partner, to appoint an audit committee comprised of at least three board members, including all the company’s external directors. The chairman of the board of directors, any director employed by the company or granting services to the company on a permanent basis, any controlling shareholder or any relative of a controlling shareholder may not be a member of the audit committee. The responsibilities of our audit committee under the Companies Law include identifying irregularities in the management of the company’s business and approving related party transactions as required by law.

        Pursuant to the rules of the Securities and Exchange Commission, or SEC, and the listing requirements of the Nasdaq Global Select Market, we are required to establish an audit committee consisting only of members who are independent of management, as defined by SEC rules and Nasdaq listing requirements. In accordance with the SEC and Nasdaq requirements, our audit committee is directly responsible for the appointment, compensation and oversight of our independent auditors.

        The board of directors has determined that Moshe Vidman Michael Anghel and are an “audit committee financial experts” as defined by applicable SEC regulations. See “Item 16A. Audit Committee Financial Expert” below.

        Our audit committee consists of three board of directors members, Moshe Vidman, Erez Gissin, and Dr. Michael Anghel, all of whom meet Nasdaq’s definition of independent directors, and two of whom (Moshe Vidman and Dr. Michael Anghel) meet the Companies Law’s definition of external directors. None of them is an affiliated person of Partner or has received any consulting, advisory or other compensatory fee from Partner, other than in their capacity as directors of Partner.

Compensation Committee

        Our compensation committee consists of three board of directors members, of which one is an external, independent director. Subject to the requirements of the Companies Law, the compensation committee is responsible for evaluating and recommending to the board of directors (and to the audit committee, if so required under any applicable law) the total compensation package for the Company’s Chief Executive Officer and all other officers; reviewing the results and procedures for the evaluation of the performance of other officers by the Company’s Chief Executive Officer; making recommendations to the board of directors regarding any long-term incentive compensation or equity plans; and supervising the administration of the plans and periodically reviewing a comprehensive statement of executive compensation policy. Dennis Lui and Moshe Vidman, and Ting Chan are members of the compensation committee.

Security Committee

        Pursuant to an amendment to our license from April 2005, a new board committee has been formed to deal with security matters. Only directors with the required clearance and those deemed appropriate by Israel’s General Security Service may be members of this committee. The committee must consist of at least four members, who are subject to the clearance required from the Israeli General Security Service and at least one external director. Where any matter requires a board of directors’ resolution and it is a security matter, then the committee should be authorized to discuss and to resolve such security matter and the resolution should bind the Company. However, in cases where the security matter concerned is a transaction with a related party, the transaction should be submitted for approval in accordance with the requirements of the applicable U.S law, the Israeli Companies Law and any other applicable laws, provided that, in any case, only directors with security clearance can participate in any forum which will deal with security matters. On April 12, 2005, our board of directors approved the formation of the Security Committee to consist of four Israeli directors, which are subject to Israeli security clearance and security compatibility to be determined by the General Security Service. Michael Anghel, Uzia Galil, Pesach Shachar, and Moshe Vidman are members of the Security Committee, subject to clearance by the Israeli General Security Service.

Internal Auditor

        The Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy certain independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business procedures. Our internal auditor is Mr. Yehuda Motro, formerly the internal auditor of the Tel Aviv Stock Exchange.

Fiduciary Duties of an Office Holder

        The Companies Law governs the duty of care and duty of loyalty which an Office Holder has to the company. An “Office Holder” is defined in the Companies Law as a director, general manager, chief executive officer, executive vice president, vice president, or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title and other managers directly subordinate to the general manager.

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

Approval of Related Party Transactions

        Generally, under the Companies Law the compensation of an Office Holder who is a director, or the compensation of an Office Holder who holds a controlling interest in the company, requires the approval of the audit committee, the board of directors and the general meeting of the shareholders of the company. The Companies Law also requires that a transaction between the company and its Office Holder and also a transaction between the company and another person in which an Office Holder has a personal interest, requires the approval of the board of directors if such transactions are not extraordinary transactions, although, as permitted by law and subject to any relevant stock exchange rule, our Articles of Association allow the audit committee to approve, without the need for approval from the board of directors. If such transactions are extraordinary transactions (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or is likely to have a material impact on the company’s profitability, assets or liabilities), in addition to audit committee approval, the transaction also must be approved by our board of directors, and, in certain circumstances, the shareholders of the company at a general meeting. Under the Companies Law, an extraordinary transaction between a public company and a person having control of the company or an extraordinary transaction between a public company and another person, in which a controlling member has a personal interest (including a private placement), must be approved by the audit committee, the board of directors and a meeting of the shareholders, provided that either: (a) the majority of shares voted at the meeting, including at least one third of the shares voted by shareholders who do not have a personal interest in the matter and who are participating in the voting, are voted in favor of such arrangement (abstentions shall not be included in the total of the votes) or (b) the total number of shares of the shareholders referred to in clause (a) voting against such arrangement does not exceed one percent of the aggregate voting rights of the company.

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

        In most circumstances, the Companies Law restricts Office Holders who have a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee from being present at such meeting, participating in the discussions or voting on any such matter.

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

(a)	in the context of proceedings filed against him by Partner or on Partner’s behalf or by a third party; or

(b)	in a criminal proceeding in which he was acquitted; or

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

(a)	ended without filing of an indictment against him and without the imposition of a financial liability as a substitute for a criminal proceeding; or

(b)	ended without filing of an indictment against him but for which he was subject to a financial liability as a substitute for a criminal proceeding; or

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

        In no event may we indemnify an officer or director for:

(1)	a breach of the duty of loyalty toward us, unless the officer or director acted in good faith and had reasonable grounds to assume that the action would not harm us;

(2)	a breach of the duty of care if it was made intentionally or recklessly;

(3)	an intentional act which was done to unlawfully yield a personal profit; or

(4)	criminal fine or penalty imposed on him.

        We have undertaken to indemnify our directors and officers, subject to certain conditions for (a) any financial obligation that is incurred by or imposed on such person in accordance with a judgment, including a judgment given in a settlement or judgment of an arbitration approved by the court, provided that such liability pertains to one or more events specified in the letter of indemnification, which in the opinion of the board of directors are anticipated in light of our activities at the time of granting the indemnification undertaking; (b) reasonable litigation expenses, including legal fees, that were incurred by such person or which the court obligates such person to pay in the context of a proceeding against such person that has been filed by us, on our behalf or by a third party, or in a criminal proceeding in which such person is acquitted or convicted, for an offense that does not require a finding of criminal intent; and (c) reasonable litigation expenses, including legal fees that were incurred by such person due to an investigation or proceeding conducted against such person by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment and without the imposition of a financial liability as a substitute for a criminal proceeding, or which ended without the filing of an indictment but with the imposition of financial liability as a substitute for a criminal proceeding relating to an offense that does not require criminal intent. The aggregate indemnification amount payable by us to all of the officers and directors pursuant to all letters of indemnification issued or that may be issued in the future shall not exceed the higher of (i) 25% of shareholders equity and (ii) 25% of market capitalization, each measured at the time of indemnification.

        We participate in a directors’ and officers’ liability insurance policy procured by our controlling shareholder, Hutchison Telecom, insuring our directors’ and officers’ liability and our undertaking to indemnify them, in respect of certain matters permitted by the Companies Law. The policy provides for coverage in an aggregate amount for Hutchison Telecom and its participating subsidiaries, including Partner, of up to US $100 million. Our participation in the annual premium for the policy is US $876,960.

        Hutchison Telecom and its participating subsidiaries, including us, are also covered by further excess directors’ and officers’ liability insurance policies of up to a limit of US$100 million for any one claim and in the aggregate for the policy period. These policies are shared with Cheung Kong (Holdings) Ltd, or Cheung Kong, HWL, CK Life Sciences Int’l. (Holdings), Inc. and Hongkong Electric Holdings Limited. and their respective subsidiaries. In the event of the depletion of the insurance coverage underlying the first layers of insurance as the result of payment of loss, these policies shall continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under such first layers of insurances on follow form basis.

6D. Employees

        At December 31, 2006, we had 3,714 employees on full time equivalent basis, compared with 3,403 at December 31, 2005 and 3,164 at December 31, 2004. The number of employees for 2006, 2005, and 2004, divided by their activity, was as follows:

	December 31
	2006	2005	2004

Customer service	2,228	1,971	1,634
Engineering	311	442	416
Sales and sales support	452	438	512
Information technology	165	114	113
Marketing and Content	101	103	99
Finance	79	71	71
Human resources	99	89	90
Remaining operations	279	175	229
TOTAL	3,714	3,403	3,164

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

        We generally contribute funds on behalf of our employees to a fund known as “Managers’ Insurance”. This fund provides a combination of provident fund, insurance and severance pay benefits to the employees, giving the employees a lump sum payment upon retirement and securing most of the severance pay, if legally entitled, upon termination of employment. The employer’s deposits are the property of the Company until termination of employment. Most employees are entitled to participate in the plan upon the start of employment or after an initial period. A participating employee generally contributes an amount equal to 5% of his salary and we contribute between 5% and 15.8% of such employee’s salary.

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

        Since October 2001, most of our employees participate in a Health Insurance Program which provides additional benefits and coverage which the public health system does not provide. Eligibility to participate in the policy does not depend on seniority or position.

6E. Share Ownership

        As of May 1, 2007, our directors and senior managers owned an aggregate of 333,333 ordinary shares, which constitutes less than 1% of our outstanding ordinary shares. Directors and senior managers do not have different voting rights than other shareholders of the Company.

        As of May 1, 2007, our senior managers held, in the aggregate, options to purchase up to 1,541,250 of our ordinary shares, of which 387,500 were vested and exercisable as of that date or sixty days thereafter. Subsequent to May 1, 2007, 68,750 of these options have been exercised. No individual senior manager holds options to purchase 1% or more of our outstanding ordinary shares. 18,750 of these options have an exercise price of NIS 20.45 and the remaining 1,522,500 of these options have an exercise price of between NIS 26.74 and NIS 42.10. No options have been granted to our directors. The foregoing does not include shares or options held by senior managers who ended their service during 2006.

        Until November 2003, we granted options to our senior managers and other employees pursuant to our 1998 and 2000 Employee Stock Option Plans described below. In November 2003 we amended our stock option plans to conform with recent changes in the Israeli Income Tax Ordinance (New Version), 1961. As a result, any grants of options after November 2003 are subject to the terms of our 2000 Employee Stock Option Plan as so amended, referred to as the 2003 Amended Plan. In addition, in 2004, 2005 and 2006 we granted options to our managers and other employees pursuant to the 2004 Employee Stock Option Plan.

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

        The 1998 Plan initially authorized the issuance of options to purchase 5,833,333 shares. In 2000, options to purchase 729,166 shares were transferred to the 2000 Plan which left options to purchase 5,104,167 shares remaining in the 1998 plan. As of December 31, 2006, options to purchase 4,886,524 ordinary shares had been exercised under the 1998 Plan, options to purchase 21,893 ordinary shares were outstanding, and options to purchase 195,750 ordinary shares were available for grant. The exercise price of the outstanding options are $0.343 and NIS 20.45 per share. Options that had been forfeited or expired unexercised may be regranted.

        The options granted under the 1998 Plan since April 2002 were granted subject to the same terms and conditions as those of the 2000 Plan described below, including determination of exercise price, vesting schedule and expiration period.

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

        The 2000 Plan authorizes the issuance of options to purchase up to 4,472,222 ordinary shares. In November 2003, 419,930 options under this plan were transferred to the 2003 Amended Plan. As of December 31, 2006, options to purchase 3,219,866 ordinary shares had been exercised, options to purchase 600,106 ordinary shares were outstanding, and options to purchase 232,320 ordinary shares were available for grant. The exercise prices of the outstanding options range from NIS 17.25 – NIS 27.35. Options that had been forfeited or expired unexercised may be regranted.

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

        An option shall be exercised upon the instruction of an option holder to the Trustee. Twenty five percent of each option shall become vested on each of the first, second, third and fourth anniversaries of the date the holder of that option commenced his or her employment with us, unless another date for the commencement of the vesting schedule with respect to such option has been set by the Employee Stock Option Committee The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will be fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

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

        In connection with the adoption of the 2003 Amended Plan, we received an exemption from the requirement set out in Nasdaq’s Marketplace Rule 4350(i)(1)(A) that listed companies receive shareholder approval when certain stock option or purchase plans are to be established or materially amended, or certain other equity compensation arrangement made or materially amended. This exemption was granted based on the fact that the Nasdaq requirement is inconsistent with applicable Israeli legal requirements, which require approval from a company’s board of directors upon the establishment or amendment of such a plan unless directors or controlling shareholders participate in the plan in which case approval of the shareholders meeting would be required upon the grant of options to such directors or controlling shareholders.

        In November 2003, we offered to employees who had previously been granted options under our stock option plans the right to exchange their unvested options for options with identical terms under the 2003 Amended Plan. Employees holding options to purchase 962,104 ordinary shares accepted this offer.

        On November 2003, 419,930 options under the 2000 Plan were transferred to the 2003 Amended Plan. Of these options, options to purchase 132,500 ordinary shares have been exercised, and options to purchase 62,500 ordinary shares at an exercise price of NIS 20.45 per share were outstanding. Options to purchase 224,930 ordinary shares remain available for grant. Options that had been forfeited or expired unexercised may be regranted.

        In December 2002, we entered into an agreement with the Israeli tax authorities reducing the individual tax rate applicable to the taxable income of employees from the receipt and exercise of their options. In exchange, we agreed to defer the deduction of the expense corresponding to such taxable income for a period of four years from the date on which we commence paying income taxes. The agreement applies to employees who received options under the 1998 Plan and joined the agreement, and relates to (1) options that are exercised by December 31, 2002 and (2) options that vest by December 31, 2003 and are exercised by May 31, 2004. In each case, the trustee must have held the options for a period of 24 months from the date on which they were granted. See Note 8(f) to our consolidated financial statements.

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

        In connection with the adoption of the 2004 Share Option Plan, we received an exemption from the requirement set out in Nasdaq’s Marketplace Rule 4350(i)(1)(A) that listed companies receive shareholder approval when certain stock option or purchase plans are to be established or materially amended, or certain other equity compensation arrangement made or materially amended. This exemption was granted based on the fact that the Nasdaq requirement is inconsistent with applicable Israeli legal requirements, which require approval from a company’s board of directors upon the establishment or amendment of such a plan unless directors or controlling partners participate in the plan in which case approval of the shareholders meeting would be required upon the grant of options to such directors or controlling partners.

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

        As of December 31, 2006, options to purchase 706,375 ordinary shares had been exercised, options to purchase 4,388,375 shares were outstanding and options to purchase 680,250 ordinary shares were available for grant under the 2004 Plan. The exercise prices of outstanding options range from NIS 26.74 to NIS 42.1. Options that had been forfeited or expired unexercised may be regranted.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

        The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of May 1, 2007 with respect to each person who we believe to be the beneficial owner of 5% or more of our ordinary shares. Except where otherwise indicated, we believe, based on information furnished to us by the principal shareholders, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares. None of our major shareholders has any different voting rights than any other shareholder.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percent of Outstanding Ordinary Shares Beneficially Owned

Hutchison Telecommunications
International Limited (1)
20/F Hutchison Telecom Tower
99 Cheung Fai Rd.
Tsing Yi
Hong Kong	78,940,104	50.5%
Hutchison Whampoa Limited(2)
22/F Hutchison House
10 Harcourt Road
Central Hong Kong	78,940,104	50.5%
Cheung Kong (Holdings) Limited (3)
7/F Cheung Kong Center
2 Queen's Road Central
Hong Kong	78,940,104	50.5%

(1)	Based on publicly available SEC filings by Hutchison Telecom, Advent Investments Pte Ltd., or Advent, Hutchison Telecommunications International (Netherlands) B.V., or Hutchison (Netherlands), HWL and Cheung Kong . Hutchison Telecom, a company whose ordinary shares are listed on the Hong Kong Stock Exchange and ADSs are listed on the New York Stock Exchange, Inc. owns Partner shares through two indirect subsidiaries, Advent and Hutchison (Netherlands), which own 62,621,184 and 16,318,920 ordinary shares of Partner, respectively. Advent, incorporated in Singapore, is an indirect wholly-owned subsidiary of Hutchison Telecom, owned through a chain of wholly-owned subsidiaries as follows: Advent is owned by Amber International Holdings Inc., which is owned by Hutchison Telecommunications International (Cayman) Holdings Limited, which is owned by Hutchison Telecom. Hutchison (Netherlands) is also an indirect wholly-owned subsidiary of Hutchison Telecom, owned through a chain of wholly-owned subsidiaries as follows: Hutchison (Netherlands) is owned by Hutchison Telecommunications (Cyprus) Limited, which is owned by Amber International Holdings Inc., which is owned by Hutchison Telecommunications International (Cayman) Holdings Limited, which is owned by Hutchison Telecom.

(2)	Based on publicly available SEC filings by Hutchison Telecom, Advent, Hutchison (Netherlands), HWL and Cheung Kong, HWL, a company listed and traded on the Hong Kong Stock Exchange, owns Partner shares through its direct wholly owned subsidiary Hutchison International Limited, which in turn directly holds 100% of Ommaney Holdings Limited (formerly Hutchison Telecommunications Limited), which in turn directly holds 100% of Hutchison Telecommunications Investment Holdings Limited, or HTIHL, which in turn directly holds approximately 45.63% and also through its wholly owned subsidiary, New Brilliant Holdings Limited., indirectly holds approximately 4.12% of the total outstanding ordinary shares of Hutchison Telecom, which indirectly owns 78,940,104 of the ordinary shares of Partner. Based on publicly available SEC filings by Orascom Telecom Holding S.A.E., an Egyptian company (“Orascom Telecom”) and through its direct wholly owned subsidiary, Orascom Telecom Eurasia Limited (“Orascom Eurasia”), a BVI company, holds approximately 19.22% of Hutchison Telecom’s total outstanding share capital. HTIHL, HWL, Orascom Telecom, and Orascom Eurasia are parties to a shareholders agreement relating to, among other things, the nomination of certain members of the board of directors of Hutchison Telecom.

(3)	Based on publicly available SEC filings by Hutchison Telecom, Advent, Hutchison (Netherlands), and Cheung Kong, Cheung Kong, through its indirect ownership of approximately 49.97% of the issued shares of HWL and its indirect ownership of 52,092,587 ordinary shares of Hutchison Telecom, may be deemed to have sole voting and dispositive power over the ordinary shares of Partner beneficially owned by HWL and Hutchison Telecom. However, as stated in its Schedule 13D, pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of such ordinary shares of Partner.

Controlling Shareholders

        Partner is controlled by Hutchison Telecom. For more information about the form of its holdings and the main shareholder in Hutchison Telecom, see the shareholder ownership table above and the corresponding footnotes. See also “-Relationship Agreement” below for a description of the Restatement of the Relationship Agreement among Hutchison and the founding Israeli shareholders.

Significant Changes in Holdings of Major Shareholders During the Past Three Years

        The following is a description of the significant changes during the last three years in the percentage ownership held by our major shareholders:

—	On September 17, 2004, Hutchison Telecommunications (Amsterdam) BV transferred 16,318,920 shares of Partner to Advent, which transferred them to Hutchison (Netherlands).

—	On April 20, 2005, we repurchased approximately 33.3 million shares from our Israeli founding shareholders, as follows: 12,765,190 shares from Elbit, 9,359,915 shares from Eurocom, 7,783,444 shares from Matav Investments and 3,409,384 shares from Polar Communications Ltd. as described in “Item 7B. Related Party Transactions –Repurchase of Shares from Founding Israeli Shareholders”. As a result the shareholdings of Hutchison Telecom increased to 52.15% at completion of the transactions.

        In 2006, our founding Israeli shareholders, Elron Electronics Industries Ltd., Elbit Ltd. and Polar sold all of their shares in Partner and Eurocom sold approximately 50% of its shares in Partner. Together the shares sold constituted approximately 3.3% of our outstanding shares.

Other

        On May 1, 2007, 17,300,331 ADSs (equivalent to 17,300,331 ordinary shares or approximately 10.03%) of our total outstanding ordinary shares were outstanding and held of record by 29 registered holders in the United States. Additionally, on May 1, 2007, there were approximately fifty holders of record of our ordinary shares. Of these holders, none had a registered address in the United States, although certain accounts of record with registered addresses other than in the United States may hold our ordinary shares, in whole or in part, beneficially for United States persons. We are aware that many ADSs and ordinary shares are held of record by brokers and other nominees and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs and ordinary shares, or the number of ADSs and ordinary shares beneficially held by such persons.

        As described above, we are controlled by Hutchison Telecom. As far as we know, there are no arrangements that might result in a change in control of our Company.

7B. Related Party Transactions

Relationship Agreement

        Our founding Israeli shareholders are parties to a Relationship Agreement with the Hutchison Telecom subsidiaries which are direct shareholders in the Company, in relation to their direct and indirect holdings of our shares and the rights associated with such holdings.

License/Required Israeli and Founding Shareholder Percentages

        The parties to the Relationship Agreement have agreed that they shall at all times comply with the terms of our license requiring that our founding shareholders or their approved substitutes hold in aggregate at least 26% of our means of control, and that our Israeli founding shareholders or their approved substitutes (from among the founding shareholders and their approved substitutes) hold at least 5% of our means of control. See “Item 4B. Information on the Company–Business Overview–Regulation–Our Mobile Telephone License–License Conditions.”

Foreign Mobile Radio Telephone Operator

        The parties to the Relationship Agreement have agreed that a parent of Advent will continue to be a controlling corporation of a foreign mobile radio telephone operator as required by our license, for so long as this is required by our license. See also “Item 4B. Information on the Company–Business Overview–Regulation–Our Mobile Telephone License.”

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

Transactions with Affiliates

Agreements with affiliates of Hutchison Telecom

        We have a strong relationship with Hutchison Telecom, previously one of our principal shareholders and now our majority shareholder, and HWL, Hutchison Telecom’s largest shareholder, and are working with them in connection with the development of products and services for UMTS third generation mobile communications. Hutchison Telecom and HWL are global leaders in UMTS third generation mobile telecommunications and, in particular the deployment and development of third generation cellular networks and products and services worldwide.

        We are participating in a directors’ and officers’ liability insurance policy procured by Hutchison Telecom, insuring our directors’ and officers’ liability and our undertaking to indemnify them, in respect of certain matters permitted by the Companies Law. The policy provides for coverage in an aggregate amount for Hutchison Telecom and its participating subsidiaries, including Partner, of up to US$100 million. We also participate in further excess directors’ and officers’ liability insurance policies of up to $100 million together with Hutchison Telecom and its participating subsidiaries, which provide coverage in the event of depletion of insurance coverage under the first layers of insurance as the result of payment of loss. See “Item 6C. Board Practices – Indemnification.”

        In August 2002, we signed a Cost-Sharing Agreement, or the CSA, with certain members of the HWL group of companies for the joint acquisition and development of information technology platforms and software solutions, hardware, content and other services, in connection with the UMTS third generation business. The CSA allows us to participate in acquisition and development projects with other UMTS third generation companies within the HWL and Hutchison Telecom groups, and to benefit from the combined purchasing power and resources of the groups which include companies in Austria, Australia, Denmark, Hong Kong, Ireland, Italy, Sweden and the United Kingdom. As of December 31, 2006, we had given notice of our participation in seven joint contracts. We expect that our share in these contracts in financial terms (including our share of joint expenses and liabilities) is not material. We believe that the CSA gives us an advantage unavailable to our competitors. The CSA gives us an opportunity to maximize economies of scale and operational efficiencies for development and procurement activities associated with our 3G business. See Note 13(c) to our consolidated financial statements.

        We have roaming agreements with certain members of the Hutchison Telecom and HWL group of companies. The agreements which are with GSM, GPRS and 3GSM operators worldwide, enable our subscribers to roam abroad and enable other operator’s subscribers to roam on our network. These agreements are in the ordinary course of business and are on market terms.

        In 2005 and 2006, we entered into agreements with H3G Procurement Services S.àr.l., a subsidiary of HWL, or H3G, for the purchase of UMTS handsets.

        In March 2007 we entered into a supply agreement with H3G for the future purchase of UMTS handsets. The supply agreement allows us to purchase handsets by delivering purchase forecasts to H3G according to a set price list. We are not obligated to make any minimum purchase amounts under the agreement.

Agreements with affiliates of Eurocom

        Eurocom Communications Ltd., or Eurocom, one of our former principal shareholders, sells our services or distributes handsets in connection with their sale of Nokia handsets to private customers and small business customers. Eurocom receives a commission for the activation of each handset that it sells to customers as one of our distributors and for the logistical support related to the supply of handsets.

        We currently purchase a portion of our Nokia handsets from Eurocom. In the year ended December 31, 2006, purchases from Eurocom constituted approximately 40% of all of our handset purchases.

        We believe that our distribution arrangement and handset purchases from Eurocom are on commercial, arms-length terms.

Other Agreements

        On September 1, 2003, we entered into a supply agreement with Elron Telesoft Ltd., a wholly-owned subsidiary of Elron Electronics Industries Ltd., a former significant shareholder of Partner, for the purchase of Agilents’ Signaling Monitoring System, as well as for the purchase of support and maintenance services. The purpose of the system is to monitor our network in order to improve network performance levels and maintenance response times. In addition, in 2004, we entered into another agreement with Elron Telesoft Ltd. for the purchase of a CDR Verification System.

        In March 2005, we entered into an agreement with Cellular Center for Vehicles Ltd., a company wholly owned by Mr. Talmai Cohen, the brother of our former Chief Executive Officer, Amikam Cohen, for the sale, installation and maintenance of car kits in approximately 35 locations.

        In April 2005, we entered into a new bank credit facility, replacing our previous bank facility. Bank Hapoalim B.M., Bank Leumi Le-Israel B.M., Israel Discount Bank Ltd. and United Mizrahi Bank Ltd. are participating in the facility, with Bank Hapoalim B.M. serving as facility agent and Bank Leumi Le-Israel B.M. serving as coordinating agent. During 2004, two of our directors served also as directors in banks that are parties to the new credit facility – Mr. Mordechai Keret in Bank Hapoalim B.M. and Mr. Moshe Vidman in Bank Leumi Le-Israel B.M. See “Item 5. Operating and Financial Review and Prospects–Liquidity and Capital Resources.”

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

ITEM 8. FINANCIAL INFORMATION

8A. Consolidated Financial Statements and Other Financial Information

        Audited financial statements for the three fiscal years ended December 31, 2006 are included under "Item 18. Financial Statements."

Legal and Administrative Proceedings

        In addition to the legal proceedings discussed below, we are party to a number of legal and administrative proceedings arising in the ordinary course of our business. We do not expect the outcome of such matters in the aggregate to have a material adverse effect upon our business and financial condition, results of operations and cash flows.

        We have experienced difficulties in obtaining building permits from local authorities for the erection of antennas. As a result, we, like other mobile telephone operators in Israel, have erected antenna sites without the issuance of a building permit from the relevant local or regional authority. As of December 31, 2006, approximately 20% of our antenna sites were operating without local building permits or applicable exemptions. A substantial portion of these are microsites. We believe that a portion of the sites operating without permits from local authorities do not require building permits under the Planning and Building Law. The erection of an antenna site without a required local building permit is a violation of the Planning and Building Law and, in some cases, has resulted in a demolition order being imposed on us and in the filing of criminal charges and civil proceedings by Israeli municipalities against us and our officers and directors.

        During 2006, 17 criminal proceedings were brought against us concerning the erection of antenna sites without building permits, of which eight were also brought against our officers and directors. As of December 31, 2006, 20 criminal proceedings were pending against us concerning the erection of antenna sites without building permits, of which eight were also pending against our officers and directors. We are currently negotiating with the relevant local authority to reach a settlement regarding the relocation of affected sites or obtaining building permits for those sites. The total amount of fines paid in 2006 was approximately NIS 0.5 million. Settlements of previous criminal proceedings brought against us resulted in Partner, but not its officers or directors, admitting guilt and paying a fine, and also resulted in the imposition of demolition orders for the relevant sites, the execution of which have been stayed for a period of time to allow us to obtain the necessary permits or to relocate the relevant antenna site.

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

        In April 2002, a claim was filed against us, together with a motion requesting certification as a class action, alleging a variety of consumer complaints. The amount of the claim against us was estimated at approximately NIS 545 million plus additional significant amounts related to other alleged damages. In March 2007, this claim was dismissed.

        In April 2003, a claim was filed against us and other cellular telecommunication companies, together with a request for certification as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million (if the court rules that the fees are excessive) or NIS 120 million (if the court rules that no fee should have been collected). A preliminary hearing took place in April 2006. Unless and until the claim is recognized as a class action, we and our legal counsel are unable to evaluate the probability of success of such claim, or the range of a potential loss with any degree of certainty and therefore no provision has been made. However, we deny any and all liability and intend to vigorously defend against the claim. See Note 7b(2) to our consolidated financial statements.

        During 2006, two combined claims were filed against us and other cellular telecommunication companies and in one of those claims, also against fixed-line telecommunications companies, together with a request to recognize these claims as a class action for alleged collection of undue payment from calls to the land line companies. The plaintiffs maintain that we should stop charging our subscribers when the land line operator subscriber hangs up, while in fact we continue to charge until the initiator of the call (our subscriber) hangs up. The amount of the claims against all defendants is estimated, in one of the claims, at approximately NIS 100 million for the seven year period leading up to the filing of the claim, and in another claim approximately NIS 53 million. At this stage, and until the claims are recognized as class actions, we and our legal counsel are unable to evaluate the probability of success of such claims, or the range of a potential loss with any degree of certainty and therefore no provision has been made for the claims in our financial statements. However, we deny any and all liability and intend to vigorously defend against the claim.

        In April 2006, a claim was filed against us, together with a motion requesting certification as a class action, alleging a variety of customer complaints relating primarily to our alleged breach of one of our tariff plans and the termination of such plan as well as the amendment of the terms of other tariff plans. The amount of the claim against us, should the claim be certified as a class action, is approximately NIS 18.9 million for all customers subscribed to six tariff plans which Partner allegedly changed during the last seven years. At this stage, no hearings have taken place, and unless and until the claim is recognized as a class action, we and our legal counsel are unable to evaluate the probability of success of such claim, or the range of a potential loss with any degree of certainty and therefore no provision has been made. However, we deny any and all liability and intend to vigorously defend against the claim.

        In November 2006 a claim was filed against us and three other defendants, along with a motion to recognize the claim as a class action. The applicants contend that a cellular service provided by the other defendants that are service providers and its managers fraudulently charged the defendants and other cellular consumers for services that the consumers never requested or consented to receive. The sum of the claim was assessed by the applicants at NIS 28 million. A similar claim and motion to certify the claim as a class action was filed against Cellcom. We have submitted our responses to the motion to certify the claim as a class action. A preliminary hearing on the claim is set for June 2007.

        A separate claim and motion to certify as a class action regarding the same matter was filed against us and others in December 2006. The sum of the claim was assessed by the applicants to be NIS 28 million. We filed a motion to join both claims and the date to file our response to the second claim has been postponed until a decision is reached regarding our motion. At this stage, and until the claims are recognized as class actions, we and our legal counsel are unable to evaluate the probability of success of such claims or the range of a potential loss with any degree of certainty and therefore no provision has been made for such claims in our financial statements. However, we deny any and all liability and intend to vigorously defend against the claim.

        In November 2006 a claim was filed against us, together with a motion to certify the claim as a class action. The applicant contends that we illegally tied the purchase of 3G handsets to the purchase of internet bundles. In addition, the claim states causes of action based on the violation of consumer protection laws and violation of uniform contracts law. The amount of the claim was stated by plaintiff as NIS 35 million. We have filed our response to the claim and no hearing has yet been set. At this stage, and until the claim is recognized as class actions, we and our legal counsel are unable to evaluate the probability of success of the claim or the range of potential loss with degree of certainty and therefore no provision has been made for the claim in our financial statements. However, we deny any and all liability and intend to vigorously defend against the claim.

        In January 2007, a purported class action lawsuit was filed against us and against two other cellular operators and two landline operators in connection with an alleged violation of statutory requirements to implement number portability. The claimants demand NIS 1,000 for each of our 2,626,000 subscribers for a total demand of approximately NIS 2,600 million. We are evaluating the class action complaint and at this preliminary stage of the proceedings we are unable to determine the outcome of this litigation or the range of a potential loss with any degree of certainty. We have denied, however, any and all liability and we intend to vigorously defend against these charges.

        In February 2007, a claim was filed against us in the amount of NIS 33 million together with a motion to certify the claim as a class action for allegedly collecting Value Added Tax illegally for services rendered to residents of Eilat, Israel. In May 2007, the claim was dismissed.

        In February 2007, a claim was filed against us and two other cellular telecommunication companies together with a request to recognize to certify the claim as a class action. The claim is for sums that were allegedly overcharged in breach of our licenses, based on intervals larger than the intervals the defendants were allegedly authorized to charge under their licenses, for calls initiated or received by the subscribers while abroad. If the lawsuit is classified as a class action, the total amount claimed from the defendants is estimated by the plaintiffs to be approximately NIS 449 million, of which, approximately NIS 88 million, is attributed to us. At this stage, and until the claim is recognized as a class action, we and our legal counsel are unable to evaluate the probability of success of such claim, or the range of a potential loss with any degree of certainty and therefore no provision has been made. However, we deny any and all liability and intend to vigorously defend against the claim.

        In May 2007, a claim was filed against us and another Israeli cellular company together with a request to recognize the claim as a class action. The claim alleges that the defendants charged their subscribers undue roaming rates, while their cellular phones were located in Israel and randomly roamed over foreign networks of neighboring countries. If the claim is certified as a class action, the total amount claimed against us is estimated by the plaintiffs to be at least NIS 21.3 million. At this stage, and until the claim is certified as a class action, we and our legal counsel are unable to evaluate the probability of success of such claim and therefore no provision has been made for the claim in our financial statements.

Dividend Distribution Policy

        Our Articles of Association allows for our board of directors to approve all future dividend distributions, without the need for shareholder approval, subject to the provisions governing dividends under the Companies Law. We first paid a dividend to our Shareholders in 2005. In addition, the terms of our credit facility restrict the amount of dividends we may pay to our shareholders. See “Item 5. Operation and Financial Review and Prospects–Liquidity and Capital Resources–Liquidity.

        We intend to pay any dividends in shekels. Under current Israeli regulations, any dividends or other distributions paid in respect of ordinary shares may be freely repatriated in non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on or withheld from such dividends. Because exchange rates between the shekel and the US dollar fluctuate continuously, a holder of ADSs will be subject to currency fluctuation generally and, particularly, between the date when dividends are declared and the date dividends are paid.

8B. Significant Changes

        No significant change has occurred since the date of our financial statements.

ITEM 9. THE OFFER AND LISTING

9A. Offer and Listing Details

        Our capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange under the symbol “PTNR”. American Depositary Shares, or ADSs, each representing one of the Company’s ordinary shares are quoted on the Nasdaq National Market under the symbol “PTNR” and are traded on the London Stock Exchange under the symbol “PCCD”. The ADSs are evidenced by American Depositary Receipts, or ADRs, originally issued by JPMorgan Chase, as depositary under a Deposit Agreement, dated as of November 1, 1999, among the Company, JPMorgan Chase and registered holders from time to time of ADRs. ADSs were first issued in October 1999. Since March 2006, the Bank of New York has served as our depository.

        The table below sets forth, for the periods indicated, the reported high and low closing quotations, not adjusted for dividends or splits, based on the Daily Official List of the London Stock Exchange, information supplied by the National Association of Securities Dealers, Inc., and information supplied by the Tel Aviv Stock Exchange.

	Nasdaq		London Stock Exchange		Tel Aviv Stock Exchange
	($ per ADS)		($ per ADS)*		(NIS per ordinary share)
	High	Low	High	Low	High	Low

2002	7.55	3.55	7.38	3.78	33.92	17.26
First Quarter	7.55	4.70	7.38	4.70	33.92	21.29
Second Quarter	5.00	4.00	4.93	4.05	24.04	19.19
Third Quarter	4.77	3.86	4.68	3.88	22.53	18.51
Fourth Quarter	4.50	3.55	4.53	3.78	21.67	17.26
2003
First Quarter	3.70	2.56	3.58	2.68	17.03	12.45
Second Quarter	4.91	3.45	4.90	3.55	21.91	16.21
Third Quarter	6.11	4.90	5.95	4.85	27.25	20.96
Fourth Quarter	7.84	5.92	7.70	5.40	34.46	26.54
2004
First Quarter	8.49	7.41	8.20	7.58	37.99	33.44
Second Quarter	8.55	6.91	8.33	7.08	38.40	32.37
Third Quarter	7.77	6.36	7.88	6.50	34.96	29.11
Fourth Quarter	8.59	6.52	8.66	6.50	37.35	28.93
2005
First Quarter	9.60	8.05	-	-	41.82	35.28
Second Quarter	9.26	7.16	-	-	39.73	33.04
Third Quarter	9.00	7.13	-	-	39.74	32.70
Fourth Quarter	8.84	7.67	-	-	40.33	36.30
2006
First Quarter	8.58	7.20	-	-	38.95	33.85
Second Quarter	9.49	7.67	-	-	42.98	35.63
Third Quarter	9.94	8.02	-	-	42.65	36.53
Fourth Quarter	12.52	9.91	-	-	51.92	43.71

* The data for the fourth quarter of 2004 is based on last trade reported to the London Stock Exchange. From January 1, 2005 through May 31, 2007, there were no trades of our ADS executed on the London Stock Exchange trading system.

Previous Six Months

	Nasdaq		London Stock Exchange		Tel Aviv Stock Exchange
	($ per ADS)		($ per ADS)*		(NIS per ordinary share)
	High	Low	High	Low	High	Low

December 2006	12.52	11.34	-	-	51.92	47.87
January 2007	12.46	11.50	-	-	52.62	48.42
February 2007	14.89	13.12	-	-	61.30	53.89
March 2007	14.80	13.14	-	-	61.11	55.33
April 2007	17.10	15.20	-	-	66.88	61.76
May 2007	18.81	16.27			73.19	65.21

*     As indicated above, from January 1, 2005 through May 31, 2007, there were no trades of our ADS executed on the London Stock Exchange trading system.

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

The Powers of the Directors

The power of our directors to vote on a proposal, arrangement or contract in which the director is materially interested is limited by the relevant provisions of the Companies Law. In addition, the power of our directors to vote compensation to themselves or any members of their body, requires the approval of the audit committee and the shareholders at a general meeting. The Annual Meeting of the Shareholders must be convened to appoint and terminate directors or their term of service.

        See “Item 6C. Board Practices–Approval of Related Party Transactions.”

Rights Attached to Shares

        Our registered share capital consists of a single class of 235 million ordinary shares, par value NIS 0.01 per share, of which 154,516,217 ordinary shares were issued and outstanding as of December 31, 2006, and 156,208,427 shares were issued and outstanding as of May 1, 2007. All outstanding ordinary shares are validly issued. On April 20, 2005, we repurchased 33,317,933 million ordinary shares from certain of our founding Israeli shareholders, as described above under “Item 7B. Related Party Transactions–Repurchase of Shares from Founding Israeli Shareholders”. These shares were cancelled. The rights attached to our ordinary shares are as follows:

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

        Under our articles of association our directors are elected by an ordinary majority of the shareholders at each duly convened annual meeting, and they serve until the next annual meeting, provided that external directors shall be elected in accordance with applicable law and/or relevant stock exchange rules applicable to us; or until their respective successors are elected and qualified, whichever occurs first, or in the case of Israeli directors who are appointed by the founding Israeli shareholders, upon a written notice signed by at least two of the founding Israeli shareholders who are the record holders of at least 50%of minimum Israeli holding shares, to the Company Secretary of his or her appointment, until their respective successors are elected upon such notice. In each annual meeting the directors that were elected at the previous annual meeting are deemed to have resigned from their office, excluding an external director, who according to the Companies Law, is elected for a period of three years and the Israeli director whose appointment is terminated by a written notice by himself or by the founding Israeli shareholders. A resigning director may be reelected. Each ordinary share represents one vote. No director may be elected or removed on the basis of a vote by dormant shares. The ordinary shares do not have cumulative voting rights in the election of directors.

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

Limitations on Ownership and Control

        Ownership and control of our ordinary shares are limited by the terms of our license and our articles of association. See “Item 4B. Information on the Company–Business Overview–Our Mobile Telephone License –License Conditions.”

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

Limitations on the Rights to Own Our Securities

        For limitations on the rights to own our securities see “Item 4B. Information on the Company – Business Overview – Our Mobile Telephone License – License Conditions,” ” – Our Permit Regarding Cross Ownership” and “Item 10B. Rights Attached to Shares –Limitations on ownership and control.”

Limitations on Change in Control and Disclosure Duties

        For limitations on change in control, see “Item 4B. Information on the Company – Business Overview – Our Mobile Telephone License – License Conditions,” “Item 4B. Information on the Company – Business Overview – Our Mobile Telephone License – Our Permit Regarding Cross Ownership” and “Item 10B. Rights Attached to Shares – Limitations on ownership and control.”

Changes in our Capital

        Changes in our capital are subject to the approval of the shareholders at a general meeting by a special majority of 75% of the votes of shareholders participating and voting in the general meeting.

10C. Material Contracts

        In January 2006, we signed an agreement with Med I.C.–1 (1999) Ltd. to purchase its fiber-optic cable infrastructure comprising of a network of approximately 900 kilometers of submerged and terrestrial transmission fiber in Israel. We entered into this agreement in order to enable us to reduce our transmission costs as well as to provide our business customers with bundled services of transmission of data and voice. In July 2006, we completed this transaction for a final purchase price of approximately NIS 71 million ($16.8 million).

        In January 2007, we signed a two-year contract with the international long-distance provider “Golden Lines” (012), to carry all of our international call traffic. The agreement provides that Partner will route calls to its customers that are roaming abroad via Golden Lines (012). In addition, Partner will route outgoing international calls from foreign roamers hosted on Partner’s network in Israel. Under the agreement, all international signaling traffic related to Partner’s roamers abroad and foreign roamers hosted on Partner’s network while visiting Israel will be also be routed through Golden Lines (012). We expect that the costs related to these services provide by Golden Lines (012) will exceed US $10 million over a two-year period.

        For information on our share repurchase, see “Item 7B. Related Party Transactions – Repurchase of Shares from Founding Israeli Shareholders.” For information on our redemption of the Notes due 2010, see “Item 5.Liquidity and Capital Resources.”

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

General Corporate Tax Structure

        The corporate tax rate applicable in 2006 is 31% and had been scheduled to be reduced to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and beyond.

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

        The Inflationary Adjustments Law is highly complex. Its principal features can be described as follows:

—	Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, and linked to the Israeli consumer price index. The unused portion that was carried forward may be deductible in full in the following year.

—	Where a company’s fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable corporate business income but not to other income, such as capital gains.

—	Subject to specified limitation, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

        The Israeli Income Tax Ordinance and regulations promulgated there under allow Foreign-Invested Companies, to adjust their tax returns based on exchange rate fluctuations of the shekel against the US Dollar rather than changes in the CPI, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is a company in which more than 25% of the share capital in terms of rights to distributions, voting and appointment of directors, and of the combined share capital, including shareholder loans and capital notes, is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the US Dollar exchange rate cannot change that election for a period of three years following the election. We adjust our tax returns based on the changes in the CPI. Because we qualify as a Foreign-Invested Company, we are entitled to elect measurement of our results for tax purposes on the basis of changes in the exchange rate of the US Dollar in future tax years.

Tax on Capital Gains of Shareholders

—	General. Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of our Shares by some of our shareholders (see discussion below). The Israeli Tax Ordinance distinguishes between “Real Gain” and “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the CPI between the date of purchase and the date of sale. In 2006, the Real Gain accrued at the sale of an asset that is purchased on or after January 1, 2003 is taxed at a 25% rate for corporations, and 20% rate for individuals. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale (i.e. if such shareholder holds directly or indirectly, including along with others, at least 10% of any means of control in the company), the tax rate will be 25%. However, the foregoing tax rates will not apply to (i) dealers in securities; and (ii) shareholders who have acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Inflationary surplus that accrued after December 31, 1993, is exempt from tax.

Real Gains derived from the disposal after January 1, 2003 of an asset purchased prior to this date will be subject to capital gains tax at a blended rate. The regular corporate tax rate of 29% (for 2007) and a marginal tax rate of up to 48% for individuals will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at a 25% rate for corporations and 20% for individuals (25% for an individual who was a “Significant Shareholder” at any time during the 12-month period preceding such sale).

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

        The following is a summary of the most significant Israeli capital gains tax implications arising with respect to the sale of our Shares by shareholders who are not engaged in the business of trading securities. As demonstrated below, the timing of the shareholder’s purchase of the shares will determine the tax outcomes in this regard.

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

Corporations

Corporations that are subject to the Inflationary Adjustments Law

        The shareholder will be subject to tax at the corporate rate on the realized capital gain (currently 29% for 2007).

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

        Income from dividends in 2006 and thereafter, other than bonus shares (stock dividends), to Israeli residents who purchased our Shares will generally be subject to income tax at a rate of 20% for individuals, or 25% if the dividends receipt is a Significant Shareholder (as defined above) at any time during the 12-month period preceding such distribution and will be exempt from income tax for Israeli corporations.

        Non-residents of Israel (both individuals and corporations) are subject to income tax on income accrued or derived from sources in Israel, including dividends from Israeli corporations. The distribution of dividend income, other than bonus shares (stock dividends), to non-residents of Israel will generally be subject to income tax at a rate of 20% (or 25% for a shareholder that is considered a Significant Shareholder (as defined above) at any time during the 12-month period preceding such distribution), unless a lower rate is stipulated by a treaty between Israel and the shareholder’s country of residence.

In the event of actual payment of any dividends on our ordinary shares or ADSs the following withholding rates will be applied: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% (iii) non-Israeli resident – 20%, subject to a reduced tax rate under an applicable double tax treaty.

Taxation of Residents of the United States under the US Treaty

        Residents of the United States will generally be subject to withholding tax in Israel on dividends paid, if any, on Shares (including ADSs). Generally, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income (the “US Treaty”), the maximum rate of withholding tax on dividends paid to a holder of Shares (including ADSs) who is a resident of the United States (as defined in the US Treaty) will be 25%. Since the tax rate of 25% is generally higher than the maximum Israeli tax rate on dividends pursuant to the 2006 Tax Reform, the maximum tax rate should be 20%. The maximum rate of withholding tax on dividends paid by Israeli corporation to a US corporation generally will be 12.5% if, inter alia, during the part of the Israeli corporation’s taxable year which precedes the date of payment and during the whole of its prior taxable year, at least 10% of the outstanding shares of the voting stock of the Israeli corporation was owned by the US corporation.

        The US Treaty exempts from taxation in Israel any capital gain realized on the sale, exchange or other disposition of Shares (including ADSs) provided the following conditions are met (a) the seller is a resident of the United States for purposes of the US Treaty, and (b) the seller owns directly or indirectly, less than 10% of our voting stock at all times during the 12-month period preceding such sale, exchange or other disposition (c) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (d) the capital gain from the sale was not derived through a permanent establishment of the seller in Israel.

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

        As used herein, the term “US holder” means a beneficial owner of an ordinary share or an ADS who is eligible for benefits as a US resident under the limitation on benefits article of the US Treaty (as defined above in “–Taxation of residents of the United States under the US Treaty”), and is:

—	a citizen or individual resident of the United States for US federal income tax purposes;

—	a corporation (or an entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof (including the District of Columbia);

—	an estate whose income is subject to US federal income taxation regardless of its source; or

—	a trust if (A) a US court is able to exercise primary supervision over the trust’s administration and (B) one or more US persons have the authority to control all of the trust’s substantial decisions.

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

        The amount of any distribution paid in NIS, including the amount of any Israeli withholding tax thereon, will be included in the gross income of a US holder of ordinary shares in an amount equal to the US dollar value of the NIS calculated by reference to the spot rate of exchange in effect on the date the distribution is received by the US holder or, in the case of ADSs, by the Depositary. If a US holder converts dividends paid in NIS into US dollars on the day such dividends are received, the US holder generally should not be required to recognize foreign currency gain or loss with respect to such conversion. If the NIS received in the distribution are not converted into US dollars on the date of receipt, any foreign currency gain or loss recognized upon a subsequent conversion or other disposition of the NIS will be treated as US source ordinary income or loss. Special rules govern and special elections are available to accrual method taxpayers to determine the US dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are urged to consult their own tax advisors regarding the requirements and the elections applicable in this regard.

        Any dividends paid by us to a US holder on the ordinary shares or ADSs will be treated as foreign source income and will be categorized as “passive income” or, in the case of certain US holders, “financial services income” for US foreign tax credit purposes. For taxable years beginning after December 31, 2006, dividend income generally will constitute “passive category income” or, in the case of certain US holders, “general category income”. Subject to the limitations in the Code, as modified by the US Treaty, a US holder may elect to claim a foreign tax credit against its US federal income tax liability for Israeli income tax withheld from dividends received in respect of ordinary shares or ADSs. US holders who do not elect to claim the foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which the US holder elects to do so with respect to all foreign income taxes. A deduction does not reduce US tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits. The rules relating to the determination of the foreign tax credit are complex. Accordingly, if you are a US holder of ordinary shares or ADSs, you should consult your own tax advisor to determine whether and to what extent you would be entitled to the credit.

        Certain US holders (including individuals) are eligible for reduced rates of US federal income tax (at a maximum rate of 15%) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet certain minimum holding periods and the non-US corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the US Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares and ADSs, should constitute qualified dividend income for US federal income tax purposes. We anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US holders. Each individual US holder of ordinary shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

        The US Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits or reduced rates in respect of qualified dividends by US holders of ADSs. Accordingly, the discussion above regarding the creditability of Israeli withholding tax or the availability of qualified dividend treatment could be affected by future actions that may be taken by the US Treasury with respect to ADSs.

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

Passive Foreign Investment Company Rules

        A non-US corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition or certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2006. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares, ADSs and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares or ADSs. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above).

        Application of the PFIC rules is complex. US holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership of our ordinary shares or ADSs.

Information Reporting and Backup Withholding

        Dividend payments with respect to ordinary shares or ADSs and proceeds from the sale, exchange or other disposition of ordinary shares or ADSs may be subject to information reporting to the Internal Revenue Service (the “IRS”) and possible US backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries.

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

        We have borrowings in shekels linked to the CPI and unlinked shekels. The following table provides information derived from the financial statements about these borrowings, as of December 31, 2006.

Non-Derivative Instruments

Book Value (NIS equivalent in millions, except percentages)

NIS linked to the CPI (1)	2,016
Long-term fixed Notes due 2012	4.25%
NIS linked to the CPI (1)
Long-term - fixed bank debt	181
Weighted average interest rate payable on fixed rate debt	5.78%
Unlinked NIS (1)
Long-term - floating	127
Weighted average interest rate payable on floating rate debt	5.49%
Total	2,324

(1)	Book value approximates fair value at December 31, 2006.

Expected Maturity Dates:

We have a senior credit facility with Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd., in which United Mizrahi Bank Ltd. also participates. The facility is divided into two tranches: a $161 million term loan facility (“Facility A”) and a $100 million revolving loan facility (“Facility B”) both expiring September 1, 2009. Facility A must be reduced to $50 million by August 31, 2008. Until February 19, 2007, the facilities were secured by a first ranking floating charge on our assets. With effect March 1, 2007, we have reduced Facility A to $75 million (in addition to an advance of approximately $25 million carried over from our previous facility, which on balance sheet date, was reduced to $11 million) and Facility B to $75 million. As a result, the total maximum availability under the facility is currently approximately $161 million.

Foreign Exchange and Inflation

        Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, through December 31, 2006, a material amount of our operating expenses were linked to non-shekel currencies. These expenses related mainly to the acquisition of handsets where the price paid by us is based on various foreign currencies. In addition, most of our capital expenditures are incurred in, or linked to, non-shekel currencies. Thus, devaluation of the shekel against the dollar (or other foreign currencies), increases the shekel cost of our non-shekel denominated or linked expenses. Such an increase may have an adverse impact on our results, which may be material. We hedge some of our foreign currency commitments.

        Our hedging strategy is to neutralize and mitigate our currency exposures by entering into hedging transactions which convert into shekels the liabilities not denominated in shekels. We do not hold or issue derivative financial instruments for trading purposes.

        Our bank credit facility borrowings and Notes due 2012 are currently in shekels, some of which are linked to the CPI. We may not be permitted to raise our tariffs pursuant to our license in a manner that would fully compensate for any increase in the CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue. We enter into derivative transactions in order to protect ourselves from an increase in the CPI in respect of the principal of the CPI – linked Notes.

        The transactions are mainly designated to hedge the cash flows related to payments in respect of purchases of handsets and capital expenditures in foreign currency. However, these contracts do not qualify for hedge accounting under FAS 133.

        The notional amount does not necessarily represent amounts exchanged by the parties and, therefore, is not a direct measure of our exposure.

        The following table provides information derived from the financial statements about our outstanding foreign exchange instruments.

Derivative Instruments

	As of December 31, 2006	Maturing in 2007	Fair Value at December 31, 2006
	(NIS equivalent in millions)

Forward transactions - for the exchange of:
Dollars into NIS	351	351	(4)
Embedded derivatives - Dollars into NIS	153	153	7
Forward transactions - for the changes in the Israeli CPI	1,100	1,100	(17)

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15. CONTROLS AND PROCEDURES

    (a)        Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. Disclosure controls and procedures means controls and other procedures designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

        There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures in place as of December 31, 2006 were effective at such reasonable assurance level.

    (b)        Management’s Annual Report on Internal Control over Financial Reporting. Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

—	pertain to the maintenance of our records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

—	provide reasonable assurance that our transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

—	provide reasonable assurance that our receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and

—	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

        Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Our management, including our Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006.

        Our auditors, Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, and an independent registered public accounting firm, has issued their attestation report on management’s assessment of internal control over financial reporting. Their report is included in Item 18.

    (c)        Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        The board of directors has determined that Moshe Vidman and Dr. Michael Anghel are “audit committee financial experts” as defined in Item 16A of Form 20-F. All the members of the Audit Committee are “independent directors” as defined in the Nasdaq listing standards applicable to us.

ITEM 16B. CODE OF ETHICS

        We have adopted a code of ethics that applies to our directors, officers and employees. We undertake to provide to any person without charge, upon request, a copy of our code of ethics, which you may request from Partner’s legal department, tel.: +972-54-4814191.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Kesselman & Kesselman, independent certified public accountants in Israel and a member of Pricewaterhouse Coopers International Limited (“PwC”) have served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2006, for which audited financial statements appear in this annual report on Form 20-F.

        The following table presents the aggregate fees for professional services rendered by PwC to Partner in 2005 and 2006.

	2005 (NIS thousands)	2006 (NIS thousands)

Audit Fees (1)	2,073	4,606
Audit-related Fees (2)	788	147
Tax Fees (3)	258	248
All other fees	-	-
TOTAL	3,119	5,001

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; and assistance with and review of documents filed with the SEC.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards and internal control reviews. The audited related fees in 2005 include also fees in respect of the issuance of the Notes and expenses related to the Sarbanes Oxley Act.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of tax returns and claims for tax refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, and requests for rulings or technical advice from taxing authority.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee’s specific responsibilities in carrying out its oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company include the approval of audit and non-audit services to be provided by the external auditor. The Audit Committee approves in advance the particular services or categories of services to be provided to the Company during the following yearly period and also sets forth a specific budget for such audit and non-audit services. Additional non-audit services may be pre-approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

        Neither we nor any “affiliated purchasers”, as defined in Rule 10b – 18(a)(3) under the US Securities Exchange Act of 1934, purchased any of our shares during 2006.

ITEM 17. FINANCIAL STATEMENTS

        The company has responded to “Item 18. Financial Statements” in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

        The following financial statements are filed as part of this annual report.

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F - 3 - F - 4
CONSOLIDATED FINANCIAL STATEMENTS:
Balance sheets as of December 31, 2005 and 2006	F - 5 - F - 6
Statements of operations for the years ended December 31, 2004, 2005 and 2006	F - 7
Statements of changes in shareholders' equity for the years ended December 31, 2004, 2005 and 2006	F - 8
Statements of cash flows for the years ended December 31, 2004, 2005 and 2006	F - 9 - F - 10
Notes to financial statements	F - 11 - F -48

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

Exhibit No.	Description

1.1	Partner's Amended and Restated Articles of Association
*1.2	Partner's Certificate of Incorporation
*1.3	Partner's Memorandum of Association
**2.(a).1	Form of Share Certificate
^^2.(a).2	Amended and Restated Deposit Agreement Between Partner and the Bank of New York
^2.(b)	Form of Indenture between Partner and the Trust Company of Union Bank Ltd.
^4.(a).1	Restatement of the Relationship Agreement dated April 20, 2005
**4.(a).2	License from the Israeli Ministry of Communications issued April 8, 1998
**4.(a).4	License Agreement for use of the Orange Brand in Israel dated September 14, 1998
**4.(a).5	Brand Support/Technology Transfer Agreement dated July 18, 1999
**4.(a).6	Agreement with Ericsson Radio Systems AB dated May 28, 1998
#++4.(a).7	Agreement with LM Ericsson Israel Ltd. dated November 25, 2002
^#4.(a).8	Dealer Agreement with Super-Pharm dated February 12, 2004
**4.(a).9	Lease Agreement with Mivnei Taasia dated July 2, 1998
^^^4.(a).13	Asset Purchase Agreement with Med-1 dated as of January 22, 2006
#***4.(a).14	Amendment No. 1 to License from the Israeli Ministry of Communications issued May 11, 1999
***4.(a).15	Amendment No. 2 to License from the Israeli Ministry of Communications issued September 29, 1999
***4.(a).16	Amendment No. 3 to License from the Israeli Ministry of Communications issued October 3, 1999
***4.(a).17	Amendment No. 4 to License from the Israeli Ministry of Communications issued June 28, 2000
***4.(a).18	Amendment No. 5 to License from the Israeli Ministry of Communications issued September 10, 2000
***4.(a).19	Amendment No. 6 to License from the Israeli Ministry of Communications issued March 19, 2001
+4.(a).20	Amendment No. 7 to License from the Israeli Ministry of Communications issued September 23, 2001
+4.(a).21	Amendment No. 8 to License from the Israeli Ministry of Communications issued December 27, 2001
+4.(a).22	Amendment No. 9 to License from the Israeli Ministry of Communications issued March 13, 2002
+4.(a).23	Amendment No. 10 to License from the Israeli Ministry of Communications issued April 14, 2002
+4.(a).24	Amendment No. 11 to License from the Israeli Ministry of Communications issued April 25, 2002
++4.(a).25	Amendment No. 12 to License from the Israeli Ministry of Communications issued June 26, 2002
++4.(a).26	Amendment No. 13 to License from the Israeli Ministry of Communications issued June 30, 2002
++4.(a).27	Amendment No. 14 to License from the Israeli Ministry of Communications issued September 11, 2002
++4.(a).28	Amendment No. 15 to License from the Israeli Ministry of Communications issued October 24, 2002
++4.(a).29	Amendment No. 16 to License from the Israeli Ministry of Communications issued November 26, 2002
++4.(a).30	Amendment No. 17 to License from the Israeli Ministry of Communications issued February 2, 2003
+++4.(a).31	Amendment No. 18 to License from the Israeli Ministry of Communications issued May 29, 2003
+++4.(a).32	Amendment No. 19 to License from the Israeli Ministry of Communications issued July 31, 2003
+++4.(a).33	Amendment No. 20 to License from the Israeli Ministry of Communications issued October 8, 2003
+++4.(a).34	Amendment No. 21 to License from the Israeli Ministry of Communications issued October 9, 2003
+++4.(a).35	Amendment No. 22 to License from the Israeli Ministry of Communications issued March 16, 2004
+++4.(a).36	Amendment No. 23 to License from the Israeli Ministry of Communications issued March 21, 2004
^4.(a).37	Amendment No. 24 to License from the Israeli Ministry of Communications issued May 9, 2004
^4.(a).38	Amendment No. 25 to License from the Israeli Ministry of Communications issued July 4, 2004
^4.(a).39	Amendment No. 26 to License from the Israeli Ministry of Communications issued July 11, 2004
^4.(a).40	Amendment No. 27 to License from the Israeli Ministry of Communications issued August 8, 2004
^4.(a).41	Amendment No. 28 to License from the Israeli Ministry of Communications issued November 30, 2004
^4.(a).42	Amendment No. 29 to License from the Israeli Ministry of Communications issued December 16, 2004
^4.(a).43	Amendment No. 30 to License from the Israeli Ministry of Communications issued December 23, 2004
^4.(a).44	Amendment No. 31 to License from the Israeli Ministry of Communications issued March 9, 2005.
^^^4. (a). 45	Amendment No. 32 to License from the Israeli Ministry of Communications issued May 10,2005.
^^^4. (a). 46	Amendment No. 33 to License from the Israeli Ministry of Communications issued July 14, 2005.

^^^4. (a). 47	Amendment No. 34 to License from the Israeli Ministry of Communications issued March 2, 2006
4. (a). 48	Amendment No. 35 to License from the Israeli Ministry of Communications issued July 25, 2006
4. (a). 49	Amendment No. 36 to License from the Israeli Ministry of Communications issued July 26, 2006
4. (a). 50	Amendment No. 37 to License from the Israeli Ministry of Communications issued October 29, 2006
4. (a). 51	Amendment No. 38 to License from the Israeli Ministry of Communications issued November 5, 2006
4. (a). 52	Amendment No. 39 to License from the Israeli Ministry of Communications issued November 6, 2006
4. (a). 53	Amendment No. 40 to License from the Israeli Ministry of Communications issued January 8, 2007
4. (a). 54	Amendment No. 41 to License from the Israeli Ministry of Communications issued February 11, 2007
4. (a). 55	Amendment No. 42 to License from the Israeli Ministry of Communications issued January 14, 2007
4. (a). 56	Amendment No. 43 to License from the Israeli Ministry of Communications issued February 19, 2007
4. (a). 57	Amendment No. 44 to License from the Israeli Ministry of Communications issued April 25, 2007
4. (a). 58	Special License from the Israeli Ministry of Communications for the Provision of Fixed-Line Domestic Transmission and Data Communication Services issued August 14, 2006.
4. (a). 59	Amendment No. 1 to Special License for the Provision of Fixed-Line Domestic Transmission and Data Communication Services issued September 10, 2006.
4. (a). 60	Exclusive General License from the Israeli Ministry of Communications for the Provision of Domestic Transmission and Data Communication Services issued January, 15 2007.
4. (a). 61	Amendment No. 1 to Fixed-Line License from the Israeli Ministry of Communications issued January 14, 2007
4. (a). 62	Amendment No. 2 to Fixed-Line License from the Israeli Ministry of Communications issued January 31, 2007
4. (a). 63	Amendment No. 3 to Fixed-Line License from the Israeli Ministry of Communications issued February 19, 2007
^4.(a).64	Facility Agreement dated April 14, 2005
#+++4.(a).65	Purchase Agreement with Nortel Networks Israel (Sales and Marketing) Ltd. dated November 12, 2003.
^4.(a).66	Share Buy Back Agreement dated February 7, 2005
6.	See Note 1q to our financial statements for information explaining how earnings (loss) per share information was calculated.
8.	List of Subsidiaries
12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.(a).1	Consent of Kesselman & Kesselman

*	Incorporated by reference to our registration statement on Form F-1 (No. 333-12340).
**	Incorporated by reference to our registration statement on Form F-1 (No. 333-10992).
***	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2000.
+	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2001.
++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002.
+++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003.
^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004.
^^	Incorporated by reference to our registration statement on Form F-6 (No. 333-132680).
^^^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005.
#	Confidential treatment requested.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2006 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2006 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

PARTNER COMMUNICATIONS COMPANY LTD.

We have completed an integrated audit of the 2006 consolidated financial statements of Partner Communications Company Ltd. and its subsidiary (collectively – "the Company") and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the consolidated balance sheets of Partner Communications Company Ltd. and its subsidiary as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Partner Communications Company Ltd. and its subsidiary at December 31, 2006 and 2005, and the consolidated results of their operations, changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Report of Partner Management on Internal Control Over Financial Reporting appearing under item 15, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
June 6, 2007	Certified Public Accountants (Israel)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31
	2005	2006	2006
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	4,008	77,547	18,354
Accounts receivable (note 12):
Trade	795,156	964,309	228,239
Other	97,128	65,533	15,511
Inventories	209,323	126,466	29,933
Deferred income taxes (note 9)	65,361	40,495	9,584

T o t a l current assets	1,170,976	1,274,350	301,621

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivable - trade (note 12)	189,013	274,608	64,996
Funds in respect of employee rights upon retirement (note 6)	75,443	80,881	19,143

	264,456	355,489	84,139

FIXED ASSETS, net of accumulated depreciation and
amortization (note 2)	1,768,895	1,747,459	413,600

LICENSE, DEFERRED CHARGES AND OTHER
INTANGIBLE ASSETS, net of accumulated
amortization (note 3)	1,321,167	1,247,084	295,168

DEFERRED INCOME TAXES (note 9)	86,505	76,139	18,021

T o t a l assets	4,611,999	4,700,521	1,112,549

        Date of approval of the financial statements: June 6, 2007

—————————————— David Avner Chief Executive Officer	—————————————— Emanuel Avner Chief Financial Officer	—————————————— Moshe Vidman Director

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31
	2005	2006	2006
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term liabilities (notes 4, 12e)	34,464	40,184	9,511
Accounts payable and accruals:
Trade	665,542	690,424	163,414
Other (note 12c)	231,480	281,403	66,604
Parent group - trade	10,513	15,830	3,747
Dividend payable	44,996	-	-

T o t a l current liabilities	986,995	1,027,841	243,276

LONG-TERM LIABILITIES:
Bank loans, net of current maturities (note 4)	665,974	272,508	64,499
Notes payable (note 5)	2,022,257	2,016,378	477,249
Liability for employee rights upon retirement (note 6)	102,238	113,380	26,836
Other liabilities (note 12e)	19,184	15,947	3,774

T o t a l long-term liabilities	2,809,653	2,418,213	572,358

COMMITMENTS AND CONTINGENT LIABILITIES (note 7)
T o t a l liabilities	3,796,648	3,446,054	815,634

SHAREHOLDERS' EQUITY (note 8):
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2005 and 2006 - 235,000,000 shares;
issued and outstanding -
December 31, 2005 - 152,528,288 shares and
December 31, 2006 - 154,516,217 shares	1,525	1,545	366
Capital surplus	2,388,425	2,452,682	580,516
Accumulated deficit	(1,574,599)	(1,199,760)	(283,967)

T o t a l shareholders' equity	815,351	1,254,467	296,915

	4,611,999	4,700,521	1,112,549

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2004	2005	2006	2006
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands (except per share data)

REVENUES - net:
Services	4,615,781	4,619,932	5,027,310	1,189,896
Equipment	524,956	503,007	579,401	137,136

	5,140,737	5,122,939	5,606,711	1,327,032
COST OF REVENUES:
Services	2,885,077	3,022,480	3,085,507	730,297
Equipment	729,937	743,872	811,760	192,133

	3,615,014	3,766,352	3,897,267	922,430

GROSS PROFIT	1,525,723	1,356,587	1,709,444	404,602
SELLING AND MARKETING EXPENSES	325,244	272,900	307,592	72,803
GENERAL AND ADMINISTRATIVE EXPENSES	181,133	180,781	183,460	43,422

OPERATING PROFIT	1,019,346	902,906	1,218,392	288,377
FINANCIAL EXPENSES, net (note 12f)	260,545	345,448	166,442	39,395

INCOME BEFORE TAXES ON INCOME	758,801	557,458	1,051,950	248,982
TAXES ON INCOME (note 9)	287,248	202,898	370,675	87,734

INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE
IN ACCOUNTING PRINCIPLES	471,553	354,560	681,275	161,248
CUMULATIVE EFFECT, AT BEGINNING OF YEAR,
OF A CHANGE IN ACCOUNTING PRINCIPLES, net of tax			1,012	240

NET INCOME FOR THE YEAR	471,553	354,560	682,287	161,488

EARNINGS PER SHARE ("EPS"):
Basic:
Before cumulative effect	2.57	2.19	4.43	1.05
Cumulative effect	-	-	0.01	-

	2.57	2.19	4.44	1.05

Diluted:
Before cumulative effect	2.56	2.17	4.40	1.04
Cumulative effect	-	-	0.01	-

	2.56	2.17	4.41	1.04

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING:
Basic	183,389,383	161,711,125	153,633,758	153,633,758

Diluted	184,108,917	163,617,272	154,677,685	154,677,685

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital
	Number of shares	Amount	Receivables in respect of shares issued	Capital surplus	Accumulated deficit	Total
	( I n t h o u s a n d s )

New Israeli Shekels:
BALANCE AT DECEMBER 31, 2003	182,695,574	1,827	(4,374)	2,300,546	(1,222,435)	1,075,564
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2004:
Exercise of options granted to employees	1,341,647	13	2,114	23,671		25,798
Income tax benefit in respect of exercise of options
granted to employees				3,440		3,440
Employee share-based option compensation expenses				10,720		10,720
Net income					471,553	471,553

BALANCE AT DECEMBER 31, 2004	184,037,221	1,840	(2,260)	2,338,377	(750,882)	1,587,075
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2005:
Repurchase of Company's shares (including purchase
cost of NIS 17,591,000)	(33,317,933)	(333)			(1,091,508)	(1,091,841)
Exercise of options granted to employees	1,809,000	18	2,260	34,875		37,153
Income tax benefit in respect of exercise of options
granted to employees				4,820		4,820
Employee share-based option compensation expenses				10,353		10,353
Dividend					(86,769)	(86,769)
Net income					354,560	354,560

BALANCE AT DECEMBER 31, 2005	152,528,288	1,525	-	2,388,425	(1,574,599)	815,351
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2006:
Exercise of options granted to employees	1,987,929	20		44,312		44,332
Cumulative effect, at beginning of year, of a change in
accounting principles				(1,012)		(1,012)
Employee share-based option compensation expenses				20,957		20,957
Dividend					(307,448)	(307,448)
Net income					682,287	682,287

BALANCE AT DECEMBER 31, 2006	154,516,217	1,545	-	2,452,682	(1,199,760)	1,254,467
Convenience translation into u.s. dollars (note 1a):
BALANCE AT JANUARY 1, 2006	152,528,288	361		565,308	(372,686)	192,983
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2006:
Exercise of options granted to employees	1,987,929	5		10,488		10,493
Cumulative effect, at beginning of year, of a
change in accounting principles				(240)		(240)
Employee share-based option compensation expenses				4,960		4,960
Dividend					(72,769)	(72,769)
Net income					161,488	161,488

BALANCE AT DECEMBER 31, 2006	154,516,217	366	-	580,516	(283,967)	296,915

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2004	2005	2006	2006
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	471,553	354,560	682,287	161,488
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	558,222	683,503	622,434	147,322
Employee share-based option compensation expenses	10,720	10,353	20,957	4,960
Liability for employee rights upon retirement	16,302	9,430	11,142	2,637
Deferred income taxes	283,807	198,079	35,231	8,339
Income tax benefit in respect of exercise of options
granted to employees	3,440	4,820
Accrued interest, exchange and linkage
differences on (erosion of) long-term liabilities	(10,258)	108,411	(4,646)	(1,100)
Amount carried to deferred charges		(13,820)
Capital loss (gain) on sale of fixed assets	(391)	493	274	65
Cumulative effect, at beginning of year, of a change
in accounting principles			(1,012)	(240)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(225,860)	(262,262)	(254,748)	(60,295)
Other	(13,615)	(26,970)	30,952	7,326
Increase (decrease) in accounts payable and accruals:
Trade	135,600	112,857	(58,568)	(13,862)
Other	41,613	(75,884)	49,923	11,816
Parent group - trade		10,513	5,317	1,258
Increase (decrease) in asset retirement obligations	464	(92)	1,069	253
Decrease (increase) in inventories	1,205	(107,667)	82,857	19,611

Net cash provided by operating activities	1,272,802	1,006,324	1,223,469	289,578

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(609,795)	(498,851)	(344,206)	(81,469)
Acquisition of optic fibers activity			(71,125)	(16,834)
Proceeds from sale of fixed assets	552	16	73	17
Purchase of additional spectrum	(53,969)	(41,542)	(27,690)	(6,554)
Payment in respect of transmission services license			(300)	(71)
Funds in respect of employee rights upon retirement	(10,404)	(6,315)	(5,438)	(1,287)

Net cash used in investing activities	(673,616)	(546,692)	(448,686)	(106,198)

(Continued) - 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2004	2005	2006	2006
	New Israeli shekels			Convenience translation into U.S. Dollars (note 1a)
	In thousands

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of capital lease		(1,893)	(3,620)	(857)
Repurchase of company's shares (including purchase
cost of NIS 17,591,000)		(1,091,841)
Issuance of notes payable under a prospectus, net of
issuance costs		1,929,223
Redemption of notes payable		(793,100)
Proceeds from exercise of stock options granted to
employees	25,798	37,153	44,332	10,493
Windfall tax benefit in respect of exercise of options
granted to employees			643	152
Dividend paid		(41,773)	(352,444)	(83,419)
Long-term bank loans received		359,000
Repayment of long-term bank loans	(624,147)	(857,004)	(390,155)	(92,344)

Net cash used in financing activities	(598,349)	(460,235)	(701,244)	(165,975)

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	837	(603)	73,539	17,405
CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	3,774	4,611	4,008	949

CASH AND CASH EQUIVALENTS AT
END OF YEAR	4,611	4,008	77,547	18,354

SUPPLEMENTARY DISCLOSURE OF CASH
FLOW INFORMATION - cash paid during the year:
Interest	179,205	235,854	149,728	35,438

Advances to income tax authorities	4,900	30,840	317,099	75,053

Supplementary information on investing and financing activities not involving cash flows

At December 31, 2004, 2005 and 2006, trade payables include NIS 103.8 million, NIS 90.3 million and NIS 201.8 million ($ 47.7 million), respectively, in respect of acquisition of fixed assets. In addition, at December 31, 2004 and 2005 trade payables included NIS 13.8 million and NIS 27.7 million in respect of acquisition of additional spectrum, respectively.

At December 31, 2005, dividend payable of approximately NIS 45 million was outstanding.

During 2005, the Company has undertaken a capital lease with respect to fixed assets in the amount of NIS 15.8 million.

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

The Company paid a “one-time” license fee of approximately new Israeli shekels (NIS) 1.6 billion which is presented under “license, deferred charges and other intangible assets”. The Company is entitled to request an extension of the license for an additional period of six years and then renewal for one or more additional six year periods. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator.

In December 2001, the Company was awarded additional spectrum (2G band (1800MHz) and third generation (3G) UMTS band (1900MHz and 2100MHz)). Following the award of the above spectrum, the Company’s license was amended and extended through 2022.

In consideration for the above additional spectrum the Company paid NIS 180 million for the 2G spectrum, and NIS 220 million for the 3G spectrum.

Under the terms of the amended license, the Company provided a guarantee in NIS equivalent of $ 10 million to the State of Israel to secure the Company’s adherence to the terms of the license.

On August 14, 2006 the Company was awarded a temporary license from the Ministry of Communications for the offering of transmission services. The validity of the temporary license is the later of July 31, 2007 and the awarding of a special general license for domestic fixed services to a corporation under the Company’s control.
During the year the Company paid a total amount of NIS 300,000 in respect of this license. On January 15, 2007 the license was awarded to Partner Land-Line Communication Solutions – a limited Partnership under the Company’s control. An additional NIS 700,000 was paid upon the Company’s receipt of the license. The temporary transmission services license will be converted into the special general license for domestic fixed services by July 2007. The license is for a period of 20 years.

3)	On July 3, 2006 the Company acquired MED I.C-1 (1999) Ltd. (“Med 1”) transmission activity including 900 kilometers of transmission fiber for approximately NIS 71 million ($ 16.8 million) in cash. The Company purchased Med-1 transmission network to lower it’s transmission expenses and to have the ability to provide its customers with additional services. As of July 3, 2006 the transmission activity has been included in the financial results.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company has adopted Financial Accounting Standards “SFAS” No. 141, Business Combinations. In accordance with the FAS when a corporation and one or more incorporated or unincorporated businesses are combined into one entity, the purchase price paid by an acquiring entity should be allocated to the identifiable individual assets acquired and liabilities assumed based on their fair values, with the remaining unallocated purchase price recorded as goodwill.

The fair value of the acquisition was NIS 106 million. In accordance with SFAS 141, since the fair value exceeds the purchase price, the excess of fair value over the purchase price was allocated pro-rata between the acquired tangible and intangible assets.

The Company allocated the purchase price paid for Med 1‘s transmission activity as follows (see also note 1: e, f):

	NIS in thousands	Estimated Remaining Useful Life

Fixed assets	52,632	10 years
Customer Relationships
with Carriers	10,669	7 years
Customer Relationships
with Business Customers	7,824	5 years

	71,125

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

Convenience translation into U.S. dollars (“dollars” or “$”)

The NIS figures at December 31, 2006 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2006 ($1 = NIS 4.225). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

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

d.	Non-marketable securities

These investments are stated at cost, less provision for impairment losses. The balance of these investments are fully impaired.

e.	Fixed assets:

1)	These assets are stated at cost.

2)	Direct consultation and supervision costs and other direct costs relating to setting up the Company’s communications network and information systems for recording and billing calls are capitalized to cost of the assets.

3)	Interest costs in respect of loans and credit which served to finance the construction or acquisition of fixed assets – incurred until installations of the fixed assets are completed – are capitalized to cost of such assets.

4)	Assets are depreciated by the straight-line method, on basis of their estimated useful life.

Annual rates of depreciation are as follows:

%

Communications network	10 - 20 (mainly 15)
Computers, hardware and software for information systems	15-33
Office furniture and equipment	7-15
Optic fibers (see note 1a(3))	6-10

Leasehold improvements are amortized by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful life (5-10 years) of the improvements, whichever is shorter.

5)	Fixed assets leased by the Company under capital leases are classified as the Company’s assets and are recorded, at the inception of the lease, at the lower of the asset’s fair value or the present value of the minimum lease payments.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Fixed assets (continued):

6)	Computer Software Costs

The cost of internal-use software is capitalized in accordance with Statement of Position (SOP) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized using the straight-line method over a period of 3 to 7 years.

f.	License, deferred charges and other intangible assets:

1)	License:

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

Interest expenses which served to finance the license fee – incurred until the commencement of utilization of the license – were capitalized to cost of the license. During the year 2004 – NIS 8 million interest costs were capitalized to the cost of the license.

2)	Customer relationships relating to Med-1 fiber optic acquisition are amortized using the estimated useful life which is 5-7 years.

3)	Deferred charges:

a)	Costs relating to the obtaining of long-term credit lines are deferred and amortized using the effective interest rate determined for the borrowing transactions over the life of line of credit.

b)	Issuance costs relating to Notes payable (see note 5) are amortized using the effective interest rate stipulated for the Notes.

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

Revenues from long-term credit arrangements (longer than one year) are recognized on the basis of the present value of future cash flows, discounted according to interest rates at the time of the transaction. The difference between the original credit and its present value is recorded as interest income over the credit period.

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

An appropriate provision for doubtful accounts is included in the accounts of the Company. The allowance charged to expenses (including bad debts), determined as a percentage of specific debts doubtful of collection, based upon historical experience, for the years ended December 31, 2004, 2005 and 2006 totaled NIS 21,256,000, NIS 28,739,000 and NIS 26,470,000 ($ 6,265,000) (see note 12a), respectively.

The cash and cash equivalents as of December 31, 2006 are deposited mainly with leading Israeli banks. Therefore, in the opinion of the Company, the credit risk inherent in these balances is remote.

During 2004, the Company factored most of its long-term trade receivables resulting from sales of handsets. The factoring was made through clearing companies, on a non-recourse basis. The sale of accounts receivable was recorded by the Company as a sales transaction under the provisions of Statement of Financial Accounting standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The resulting costs were charged to “financial expenses-net”, as incurred. During the years ended December 31, 2004 and 2005, the Company factored NIS 331,611,000 and NIS 7,834,000, respectively, from long-term trade receivables.

l.	Handsets warranty obligations

The provision for handsets warranty obligations is calculated at the rate of 1.0%-3.5% of the cost of the handsets sold, see note 12c. The Company has entered into several agreements under which the supplier does not provide any warranty but rather provides additional handsets to satisfy its warranty obligation. In these cases, the Company provides for warranty costs at the same time as the revenues are recognized.

m.	Advertising expenses

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2004, 2005 and 2006 totaled NIS 115,909,000, NIS 97,651,000 and NIS 105,035,000 ($ 24,860,000), respectively.

n.	Deferred income taxes

Deferred taxes are determined utilizing the asset and liability method, based on the differences between the amounts presented in these financial statements and those taken into account for tax purposes, in accordance with the applicable tax laws. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized (see note 9d).

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

The Company occasionally enters into commercial (foreign currency) contracts in which a derivative instrument is “embedded”. This embedded derivative is separated from the host contract and carried at fair value when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument (see note 11).

q.	Earning Per Share (EPS)

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the years.

Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury-stock-method.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Stock based compensation

Prior to January 1, 2006 the Company accounted for employee stock based compensation under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. In accordance with FAS 123 – “Accounting for Stock-Based Compensation” (“FAS 123”), the Company disclosed pro forma data assuming the Company had accounted for employee stock option grants using the fair value-based method defined in FAS 123.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards (“FAS”) No. 123, Share-Based Payment (“FAS 123R”), which addresses the accounting for share-based payment transactions in which the company obtains employee services in exchange for (a) equity instruments of the company or (b) liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments .In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107) regarding the SEC’s interpretation of FAS 123R.

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

The Company adopted FAS 123R, as of January 1, 2006, using the modified prospective application transition method, as permitted by FAS 123R. Under such transition method, the Company’s financial statements for periods prior to the effective date of FAS 123R (January 1, 2006) have not been restated. The adoption of FAS 123R resulted in a net gain representing the cumulative effect of a change in accounting principle in an amount of approximately NIS 1 million, which reflects the net cumulative impact of estimating future forfeiture in the determination of period expense, rather that recording forfeitures when they occur as previously required.

The fair value of stock options granted with service conditions, was determined using the Black & Scholes valuation model, which is consistent with the Company’s valuation techniques previously utilized for options in footnote disclosures required under FAS 123, as amended by FAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” Such value is recognized as an expense over the service period, net of estimated forfeitures, using the accelerated method of amortization under FAS 123R.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Stock based compensation (continued)

The estimation of stock awards that will ultimately vest requires significant judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts will be recorded as a cumulative adjustment in the period those estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results, and future changes in estimates, may differ substantially from the Company’s current estimates.

The following table illustrates the effect on net income and EPS assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock based employee compensation for the years presented prior to the adoption of FAS 123R:

	Year ended December 31,
	2004	2005
	NIS
	In thousands, except per share data

Net income, as reported	471,553	354,560
Add: stock based employee
compensation expense-net,
included in reported net
income - net of income taxes	10,122	8,023
Deduct: stock based employee
compensation expense-net,
determined under fair value
method for all awards - net of income
taxes	(29,879)	(30,978)

Pro-forma net income	451,796	331,605

Earning per share:
Basic - as reported	2.57	2.19

Basic - pro forma	2.46	2.05

Diluted - as reported	2.56	2.17

Diluted - pro-forma	2.46	2.03

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

s.	Asset retirement obligations

FAS 143 “Accounting for Asset Retirement Obligations” (“FAS 143”) requires that an asset retirement obligation (ARO) associated with the retirement of a tangible long lived asset be recognized as a liability in the period in which it is incurred and becomes determinable (as defined by the standard), with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset.

The ARO is recorded at fair value, and the accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash out flows discounted at the Company’s credit-adjusted risk-free interest rate.

The Company is subject to asset retirement obligations associated with its cell sites operating leases. These lease agreements contain clauses requiring restoration of the leased site at the end of the lease term, creating asset retirement obligations, see also note 12d.

t.	Recently issued accounting pronouncements:

1)	In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (“SFAS No. 155”), which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”) and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 140”). SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company does not expect that the adoption of SFAS No. 155 will have a material impact on the Company’s results of operations and financial condition.

2)	In June 2006, the FASB ratified EITF Issue No. 06-03 How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation) (“Issue No. 06-03”). Under Issue No. 06-03, a company must disclose its accounting policy regarding the gross or net presentation of certain taxes. If taxes included in gross revenues are significant, a company must disclose the amount of such taxes for each period for which an income statement is presented (i.e., both interim and annual periods). Taxes within the scope of this Issue are those that are imposed on and concurrent with a specific revenue-producing transaction. Issue No. 06-03 is effective for the first annual or interim reporting period beginning after December 15, 2006 (as of January 1, 2007 for the Company). The Company’s current policy is to recognize revenue net of VAT, accordingly the Company does not expect this new accounting pronouncement to materially effect the Company’s results of operations and financial condition and disclosure.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

3)	In July 2006, the FASB issued Interpretation No. 48 (“FIN No. 48”), Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon examination. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN No. 48 also provides guidance on various related matters such as derecognition, interest and penalties and disclosure. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 (as of January 1, 2007 for the Company). The Company does not expect the adoption of FIN No. 48 to have material impact on the Company’s results of operations and financial condition and disclosure.

4)	In September 2006 the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for more information about (1) the extent to which companies measure assets and liabilities at fair value, (2) the information used to measure fair value, and (3) the effect that fair-value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (as of January 1, 2008 for the Company).

The Company is currently evaluating the impact of SFAS No. 157 on the Company’s results of operations and financial condition.

5)	In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheet and statement of operations and the related financial statement disclosures. SAB No. 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The Company has adopted SAB No. 108. The adoption of SAB No. 108 did not result in corrections of the Company’s financial statements.

u.	Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – FIXED ASSETS:

a.	Composition of fixed assets – net, is as follows:

	December 31
	2005	2006	2006
	NIS		Convenience translation into dollars
	In thousands

Communications network	3,428,612	3,730,768	883,022
Computers, hardware and software for
information systems	707,776	816,027	193,143
Office furniture and equipment	38,126	38,904	9,208
Leasehold improvements	212,102	228,272	54,029
Cellular telephones - base stock	6,309	6,309	1,493
Optic fibers		60,591	14,341

	4,392,925	4,880,871	1,155,236
Less - accumulated depreciation and amortization	2,624,030	3,133,412	741,636

	1,768,895	1,747,459	413,600

The cost of communication network in the amount of approximately NIS 1,258 million is fully depreciated and still in use.

Depreciation and amortization in respect of fixed assets totaled NIS 482,390,000, NIS 575,606,000 and NIS 529,560,000 ($ 125,340,000) for the periods ended December 31, 2004, 2005 and 2006, respectively.

b.	Fixed assets include interest expenses, direct consultation and supervision costs and other direct costs of establishing the cellular communications network and information systems, which were capitalized (before commencing full commercial operations or utilization of the related fixed assets) in respect of:

	December 31
	2005	2006	2006
	NIS		Convenience translation into dollars
	In thousands

Communications network	96,939	96,939	22,944
Computers, hardware and software for information systems	15,920	15,920	3,768

	112,859	112,859	26,712
L e s s - accumulated depreciation	83,096	87,652	20,746

Depreciated balance	29,763	25,207	5,966

c.	As to pledges on the fixed assets – see note 10.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – LICENSE, DEFERRED CHARGES AND OTHER INTANGIBLE ASSETS:

	December 31
	2005	2006	2006
	NIS		Convenience translation into Dollars
	In thousands

License (note 1a(2))	2,047,843	2,048,143	484,768
Less - accumulated amortization	773,079	852,474	201,769

	1,274,764	1,195,669	282,999

Customers relationship	-	18,493	4,377
Less - accumulated amortization	-	1,529	362

	-	16,964	4,015

Deferred charges - in respect of obtaining:
Long-term credit lines	69,816	69,816	16,524
Notes payable	34,265	34,265	8,110

	104,081	104,081	24,634
Less - accumulated amortization	57,678	69,630	16,480

	46,403	34,451	8,154

	1,321,167	1,247,084	295,168

License amortization expenses for the years ended December 31, 2004, 2005 and 2006 totaled NIS 63,931,000, NIS 79,255,000 and NIS 79,395,000 ($ 18,792,000), respectively.

Amortization expenses on deferred charges for the years ended December 31, 2004, 2005 and 2006 totaled NIS 11,901,000, NIS 28,642,000 and NIS 11,950,000 ($ 2,828,000), respectively – 2005 – includes NIS 11,064,000 in respect of the redemption of the Notes, see also note 5b.

Amortization expenses on customers relationship for the year ended December 31, 2006 totaled NIS 1,529,000 ($ 362,000).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – LICENSE, DEFERRED CHARGES AND OTHER INTANGIBLE ASSETS (continued):

The expected amortization expenses of the license and customers relationship for the next five years are as follows:

	NIS	Convenience translation into dollars
	In thousands

Year ended December 31:
2007	82,505	19,527
2008	82,505	19,527
2009	82,505	19,527
2010	82,505	19,527
2011	81,731	19,344

NOTE 4 – LONG-TERM BANK LOANS

The Company has a senior credit facility with Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd., in which United Mizrahi Bank Ltd. also participates. The facility is divided into two tranches: a $150 million term loan facility (“Facility A”) and a $100 million revolving loan facility (“Facility B”), both expiring on September 1, 2009. Facility A must be reduced to $50 million by August 31, 2008. Until February 19, 2007, the facilities were secured by a first ranking floating charge on the Company’s assets.

With effect March 1, 2007, the Company reduced Facility A to $75 million (in addition to an advance of approximately $25 million carried over from the Company’s previous facility, which on balance sheet date, was reduced to $11 million), and Facility B to $75 million. As a result, the total maximum availability under the facility is currently approximately $161 million.

The credit facility is a US dollar denominated facility, and advances may be drawn in US dollars and New Israeli Shekels, as set forth in c below.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – LONG-TERM BANK LOANS (continued)

a.	Status of the credit facility at December 31, 2006 is as follows:

	Total availability	Amounts drawn	Amounts available for drawing
	US Dollars in millions

Facility A	161	67	94
Facility B	100	0	100

	261	*67	194

b.	The amounts outstanding, classified by linkage terms and interest rates, are as follows:

	December 31
	2006	2005	2006
	Weighted average interest rates	Amount
	%	NIS		Convenience translation into dollars
		In thousands

In NIS - linked to the Israeli
consumer price index (CPI) (1)	5.8	337,283	181,107	42,866
In NIS - unlinked (2)	5.5	359,000	126,500	29,940

		696,283	307,607	*72,806
Less - current maturities		30,309	35,099	8,307

		665,974	272,508	64,499

(1)	Linkage terms apply both to principal and interest.

(2)	The loans bear interest at the “on-call” rate (a varying inter-bank rate in Israel), prime rate or fixed unlinked rate.

*	The difference between the amounts displayed is the difference in exchange rates between the date the amounts were drawn and that at the balance sheet date.

c.	Facilities A and B, may be drawn in NIS or US dollars, provided that the amount of principal outstanding in US dollars under the credit facility with respect to each participating lender shall not exceed 10% of that lender’s total commitment unless otherwise agreed in advance.

d.	There is a range of options as to how interest is calculated on borrowings under the credit facility. These options include fixed and variable rates, based upon the lending rates of each participating banks with a margin of 0.85%.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – LONG-TERM BANK LOANS (continued):

e.	Under the credit facility the Company is required, inter alia, to fulfill certain operational conditions and to maintain certain financial ratios. If the Company defaults on the covenants, the banks are entitled to demand early repayment of the credit facility – in whole or in part. Under the credit facility, the Company has undertaken not to make distributions to its shareholders, including dividends, unless it complies with certain financial ratios specified in the Agreement or as otherwise agreed by the banks. The Company believes that it is in compliance with all covenants stipulated in the credit facility.

f.	As to pledges to secure loans and liabilities and other restrictions placed with respect thereto, see note 10.

NOTE 5 – NOTES PAYABLE:

a.	On March 31, 2005, the Company completed an offering of NIS 2,000 million of unsecured notes, which were issued at their NIS par value. The notes have been registered in Israel and are traded on the Tel-Aviv Stock Exchange (TASE). Of these notes approximately NIS 36.5 million were purchased by Partner Future Communications 2000 Ltd., (“PFC”) a wholly owned subsidiary of the Company. PFC also received an additional allocation of notes having an aggregate principal amount of NIS 500 million. This notes that PFC received pursuant to this additional allocation do not confer the right to receive any payment whatsoever on account of principal or interest until they are sold by PFC to a third party.

The net proceeds from the offering were approximately NIS 1,929 million after deducting the notes purchased by PFC, commissions and offering expenses.

The principal amount of the Notes is payable in 12 equal quarterly installments, beginning June 30, 2009 until March 31, 2012.

The Notes bear NIS interest at the rate of 4.25% per annum, linked to the Israeli Consumer Price Index, which is payable quarterly on the last day of each quarter, commencing June 30, 2005.

On December 31, 2006, the Notes closing price was 102.42 points par value.

Commission fees and offering expenses in respect of the offering of the Notes totaled approximately NIS 34 million. These expenses are presented as deferred charges and the amortization in respect thereof is included in “financial expenses, net”.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – NOTES PAYABLE (continued)

b.	On August 10, 2000, the Company completed an offering of $ 175 million of unsecured 13% Senior Subordinated Notes due 2010, which were issued at their dollar par value. The notes were registered under the U.S. Securities Act of 1933.

On August 15, 2005, the Company exercised it right to redeem the notes at a redemption price of 106.5% of their dollar par value – according to the option stipulated in the Notes document. As a result of the redemption of the Notes the Company has recognized as financial expenses an amount of approximately NIS 63 million, which after tax resulted in a decrease of the Company’s net income of NIS 42 million.

NOTE 6 – LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company’s severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month’s salary for each year worked), is reflected by the balance sheet accrual under the “liability for employee rights upon retirement”. The Company records the liability as if it was payable at each balance sheet date on an undiscounted basis. The liability is partly funded by purchase of insurance policies and the amounts funded are included in the balance sheet under investments and long-term receivables, as “funds in respect of employee rights upon retirement”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees.

b.	The severance pay expenses for the years ended December 31, 2004, 2005 and 2006 were approximately NIS 27 million, NIS 24 million and NIS 28 million (approximately $ 6.6 million), respectively.

c.	Cash flows information regarding the company’s liability for employee rights upon retirement:

1.	The Company expects to contribute NIS 22 million ($ 5 million) in respect of severance pay in 2007.

2.	Due to the relatively young age of the Company’s employees, benefit payments to employees reaching retirement age in the next 10 years, are not material. The amounts were determined based on the employees’ current salary rates and the number of service years that will accumulate upon their retirement date. These amounts do not include amounts that might be paid to employees who will cease working for the Company before their normal retirement age.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments:

1)	Royalty Commitments

The Company is committed to pay royalties to the Government of Israel on its “income from cellular services” as defined in the “Telecommunications (Royalties) Regulations, 2001” (hereafter – the Regulations), which includes all kinds of income of the Company from the granting of Bezeq services under the license –including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications license and deducting bad debts, payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment.

On June 18, 2001, the Knesset’s Finance Committee approved the “Telecommunications (Royalties) Regulations, 2001” (hereafter – the Regulations). During 2004, a reduction in the percentage of royalties was approved; accordingly, the rate of royalty payments (3.5%) paid by cellular operators reduced annually by 0.5%, starting January 1st 2006, to a level of 1% at 2010.

The royalty expenses for the periods ended December 31, 2004, 2005 and 2006 were approximately NIS 120,131,000, NIS 122,599,000 and NIS 114,462,000 ($ 26,900,000), respectively, and are included under “cost of services revenues”.

2)	Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. The Company paid a total amount of approximately NIS 31 million, NIS 47 million and NIS 55 million ($ 13 million), for the year 2004, 2005 and 2006, respectively. Under the above Regulations should the Company choose to return a frequency such payment is no longer due.

3)	Operating leases

The Company has entered into operating lease agreements as follows:

a)	Lease agreements for its headquarters facility in Rosh Ha’ayin for a fifteen-year period (until 2018). The Company has an option to shorten the lease periods by 3.5 to 8.5 years. The rental payments are linked to the Israeli CPI.

b)	Lease agreements for service centers and retail stores for a period of two to five years. The Company has an option to extend the lease periods for up to twenty additional years (including the original lease periods). The rental payments are linked partly to the dollar and partly to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

c)	Lease agreements in respect of cell sites throughout Israel are for periods of two to three years. The Company has an option to extend the lease periods up to ten years (including the original lease periods). The rental payments fees are partly linked to the dollar and are partly linked to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

d)	Operating lease agreements in respect of vehicles are for periods of three years. The rental payments are linked to the Israeli CPI.

e)	The minimum projected rental payments (including the payments in the periods of the reasonably assured option terms) for the next five years, at rates in effect at December 31, 2006, are as follows:

	NIS	Convenience translation into dollars
	I n t h o u s a n d s

Year ended December 31:
2007	170,723	40,408
2008	154,220	36,502
2009	120,463	28,512
2010	94,343	22,330
2011	78,543	18,590
2012 and thereafter	350,334	82,919

	968,626	229,261

f)	The rental expenses for the years ended December 31, 2004, 2005 and 2006 were approximately NIS 176 million, NIS 185 million, and NIS 198 million ($ 47 million), respectively.

4)	At December 31, 2006, the Company is committed to acquire fixed assets, for approximately NIS 249 million (approximately $ 59 million).

5)	At December 31, 2006, the Company is committed to acquire handsets for approximately NIS 164 million (approximately $ 39 million).

6)	As to cost sharing agreement with Hutchison Telecommunications Limited, see note 13c.

b.	Contingent Liabilities:

1)	On April 8, 2002, a claim was filed against the Company, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages. On March 14, 2007, the court rejected the class action and negated the claim.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

2)	On April 13, 2003, a claim was filed against the Company and other cellular telecommunication companies, together with a request to recognize this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million (or according to the claimant’s response – NIS 100 million per year until 1.3.2005). The Company filed its response on October 1, 2003. The claimants have filed their response to the Company’s response on July 12, 2005. One of the respondents to the certification motion filed a motion to dismiss the documents attached to the plaintiff’s response from the court’s file (to which motion the Company concurred) and the Court granted this motion. The plaintiffs have filed a motion to grant leave to appeal this decision, which is now pending before the Supreme Court.

At this stage, and unless and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

3)	During the year 2006, claims were filed against the Company and other cellular telecommunication companies and, in one of the claims, also against land line telecommunication companies, together with a request to recognize these claims as a class action for collection of undue payment from its customers on calls to land line companies when the receiver of the call hangs up first. The plaintiffs maintain that the Company should stop charging its customers when the land line operator subscriber hangs up, while in fact the cellular company continues to charge until the initiator of the call (the Company subscriber) hangs up. The amount of the claims against all the defendants is estimated, in one of the claims at approximately NIS 100 million for the seven year period leading up to the filing of the claim; and in the other claim the amount of the claim against the Company together with land line companies at approximately NIS 53 million. At this stage, and until the claims are recognized as class actions, the Company and its legal council are unable to evaluate the probability of success of such claims and therefore no provision has been made.

4)	In August 2006 the Company, together with the other cellular operators (hereinafter together – the petitioners), submitted a request to hold an urgent hearing, and a motion for an order nisi against the Government of Israel and the Minister of Communications to explain why they do not act immediately to postpone the date for implementing and activating the number portability plan from September 1, 2006, as provided in the Communications law (Bezeq and Broadcasts) – 1982 (“the Communications Law”).

In the motion it is contended that none of the relevant holders of Communication licenses in Israel can meet the time schedules provided in the Communications Law, so that all the holders of these licenses in Israel, including the petitioners, might as from September 1, 2006 unwillingly face claims of violation of the Communications Law and the license. In May 2007 the Ministry of Communications announced that the latest implementation date for number portability is December 1, 2007. However, they are considering imposing substantial monetary sanctions on relevant telecommunication license holders, including the Company, in accordance with the Telecommunications Law for alleged violation of the obligation to implement number portability by September 2006. We can submit our position to the Ministry of Communications until June 24, 2007.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

On January 25, 2007 a claim of NIS 10.61 billion, together with a request for a certification as a class action, were filed against the Company and against Bezeq – The Israeli Telecommunication Co. Ltd., Hot Cable Systems Media Ltd., Cellcom Israel Ltd., Pelephone Communications Ltd.

The claim is that the defendants have not implemented number portability and are in violation of the Communication Law, mandating the implementation of telephone number portability on September 1, 2006. It is claimed that the defendants are thus harming the claimants and consumers of telephone services in general.

The claimants are demanding NIS 1,000 for each customer and relate to the Company (a total of 2,626,000 customers). The claimants reserve their right to increase the amount of the lawsuit as long as the claimed violation continues.

At this stage, and unless and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

5)	On February 27, 2007, a claim was filed against the Company and two other cellular telecommunication companies together with a request to recognize this claim as a class action. The claim is for sums that were allegedly overcharged in breach of the Company licenses, based on intervals larger than the intervals the defendants were allegedly authorized to charge under their licenses, for calls initiated or received by the subscribers while abroad. If the lawsuit is classified as a class action, the total amount claimed from the defendants is estimated by the plaintiffs to be approximately NIS 449 million, of which, approximately NIS 88 million, is attributed to the Company.

At this stage, and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

6)	On May 24 2007, a claim was filed against the Company and another Israeli cellular company together with a request to recognize this claim as a class action.

The claim alleges that the defendants charged their subscribers undue roaming rates, while their cellular phones were located in Israel and randomly roamed over foreign networks of neighboring countries. If the claim is certified as a class action, the total amount claimed against the Company is estimated by the plaintiffs to be at least NIS 21.3 million.

At this stage, and until the claim is recognize as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim and therefore no provision has been made.

7)	During the year 2006 and until the balance sheet date some more claims were filed against the Company in various subjects, together with a request to recognize these claims as class actions. The total amount of the claims against the Company is estimated at approximately NIS 143 million.

At this stage, and until the claims are recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claims and therefore no provision has been made.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

8)	The Company does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

9)	Section 197 of the Building and Planning Law states that a property owner has the right to be compensated by a local planning committee for reductions in property value as a result of a new building plan.

In January 2006, the Non-ionizing Radiation Law was published, amending the Planning and Building Law so that local Planning and Building committees must require indemnification letters against reduction in property value from the cellular operators requesting building permits.

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators.

This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36.

Since January 3, 2006 the Company has provided the local authorities with approximately 100 indemnification letters as a pre-condition for obtaining building permits, while prior to January 2006, the Company has provided the local authorities with 22 undertakings to provide such letter of indemnification.

Due to the fact that an enactment of law regarding this matter is not yet in place, at this stage the extent of the Company’s exposure from granting indemnification letters can not be evaluated accurately.

However, if the Company shall be required to make substantial payments under the indemnity letters, it could have an adverse effect on the Company’s financial results.

We assume, that the requirement to provide indemnification letters might require us to change locations of sites to different, less suitable locations and to dismantle some of our sites. These changes in the deployment of the sites might have an adverse effect on the extent, quality and capacity of our network coverage.

10)	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company, its result of operations and cash flows. The accounts do not include a provision in respect thereof.

11)	As to contingency in respect of income tax, see note 9e.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY:

a.	Share capital:

The Company’s shares are traded on the Tel-Aviv stock exchange (TASE), on the London Stock Exchange (“LSE”) and, in the form of American Depository Receipts (“ADRs”), each represent one ordinary share, on the NASDAQ National Market (“Nasdaq – NM”). During 2001, the Company listed its shares in the TASE according to the dual listing regulations. On December 31, 2006, the closing price per ADR on the Nasdaq – NM was $ 11.43; the Company’s shares were quoted on that date on the TASE at NIS 48.28 ($ 11.43).

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

b.	Employee’s stock option plans:

1)	a.	On March 3, 1999, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “1998 Plan”), pursuant to which 5,833,333 ordinary shares were reserved for issuance upon the exercise of 5,833,333 options to be granted to key employees without consideration, of which 729,166 options were later cancelled. Through December 31, 2006 – 5,505,557 options have been granted pursuant to the 1998 Plan, of which 4,886,524 options have been exercised and 597,139 options were forfeited and 1 expired (options forfeited and expired were available for subsequent grants).

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

As of December 31, 2006 – 195,750 options of the 1998 Plan remain ungranted.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

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

Through December 31, 2006 – 5,317,555 options were granted pursuant to the 2000 Plan, of which 3,219,866 options have been exercised, 1,395,333 options were forfeited and 102,250 expired (options forfeited and expired were available for subsequent grants). As of December 31, 2006 – 232,320 options of the 2000 Plan remain ungranted.

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

On December 30, 2003, the Company’s Board of Directors approved the grant of 195,000 options (out of the 419,930 options that were transferred from the 2000 Plan) under the 2003 amended Plan with an exercise price of NIS 20.45 – which was less than the market price on the date of grant. Through December 31, 2006 132,500 options have been exercised. As of December 31, 2006 – 224,930 options of the 2003 amended Plan remain ungranted.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

Through December 31, 2006 – 6,210,000 options have been granted to Company’s employees pursuant to the 2004 Plan, of which 706,375 options have been exercised, 1,112,125 options were forfeited and 3,125 options expired (options forfeited and expired are available for subsequent grants).

As of December 31, 2006 – 680,250 of the 2004 Plan remain ungranted.

After balance sheet date 300,000 options were granted to employees.

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

The agreement applies only to employees who have agreed to participate in the arrangement, and relates to (1) options that were exercised by December 31, 2002; and/or (2) options that vest by December 31, 2003 and were exercised by March 31, 2004. In each case, the Section 102 trustee must have held the options for a period of 24 months from the date on which they were granted.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

2)	Following is a summary of the status of the plans as of December 31, 2004, 2005 and 2006 and the changes therein during the years ended on those dates:

	Year ended December 31
	2004		2005		2006
	Number	Weighted average exercise price*	Number	Weighted average exercise price*	Number	Weighted average exercise price*
		NIS		NIS		NIS

Balance outstanding at beginning
of year	5,340,970	19.95	8,911,305	24.12	7,066,805	25.85
Changes during the year:
Granted**	5,095,500	26.74	518,500	32.75	596,000	33.18
Exercised	(1,341,647)	17.67	(1,809,000)	19.21	(1,987,930)	22.72
Forfeited	(169,768)	21.86	(525,750)	26.44	(598,875)	27.14
Expired	(13,750)	27.35	(28,250)	21.49	(3,126)	26.73

Balance outstanding at end of year	8,911,305	24.12	7,066,805	25.85	5,072,874	27.78

Balance exercisable at end of year	3,424,675	21.29	2,838,928	23.83	2,377,249	26.57

*	Includes options under the 1998 Plan, the exercise price of which is weighted based on the applicable date’s NIS – dollar exchange rate.

**	Below market price.

***	The total intrinsic value of options exercised during 2004, 2005 and 2006 is NIS 23.0 million, NIS 35.5 million and NIS 36.8 million, respectively.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during 2004, 2005 and 2006 is NIS 18.98, NIS 21.36 and NIS 10.82 ($ 2.56), respectively. The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 2004-2005 0% and 2006 – 6.14%; expected volatility of 55%, 58% and 39%, respectively; risk-free interest rate: 2004 – 4%, 2005 – 3.5%, 2006 – 5.5%; weighted average expected life: 5 years. The expected volatility is based on a historical volatility, by statistical analysis of the daily share price for periods corresponding the option’s expected term. The expected term is expected length of time until expected date of exercising the options, based on historical data on employees’ exercise behavior.

As of December 31, 2006, there was NIS 20.4 million of total unrecognized compensation cost (net of forfeitures) related to nonvested share-based compensation arrangements granted under the plans.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

The following table summarizes information about options outstanding at December 31, 2006:

Options outstanding
Range of exercise prices	Number outstanding at December 31, 2006	Weighted average of exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
NIS		NIS	Years	NIS in thousands

1.45	21,893	1.45	1.2	1,025
17.25-21.72	173,000	19.63	4.4	4,957
26.74	3,319,000	26.74	7.9	71,491
27.35	489,606	27.35	2.8	10,248
30.73-34.63	1,069,375	33.07	9.2	16,268

	5,072,874	27.78	7.5	103,989

Options exercisable
Range of exercise prices	Number exercisable at December 31, 2006	Weighted average of exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
NIS		NIS	Years	NIS in thousands

1.45	21,893	1.45	1.2	1,025
17.25-21.72	173,000	19.63	4.4	4,957
26.74	1,502,500	26.74	7.9	32,364
27.35	489,606	27.35	2.8	10,248
30.73-34.63	190,250	32.48	9.0	3,006

	2,377,249	26.57	6.6	51,600

c.	Dividends

During the year 2006 the Company distributed to its shareholders a cash dividend in the amount of NIS 307 million.

On January 31, 2007, the Company’s Board of Directors resolved and recommended the distribution of a cash dividend in the amount of NIS 1.28 per share (approximately NIS 201 million ($48 million)) to shareholders of record on February 20, 2007. Cash dividends are paid in Israeli currency.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME:

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiary are taxed under this law.

b.	Tax rates applicable to income of the Company and its subsidiary

The income of the company and its Israeli subsidiaries is taxed at the regular rate. Through December 31, 2003, the corporate tax was 36%. In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for 2004 and thereafter are as follows: 2004 – 35%, 2005 –34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

As a result of the changes in the tax rates, the company adjusted – in each of the years 2004 and 2005 – at the time the aforementioned amendments were made, its deferred tax balances, in accordance with the tax rates expected to be in effect in the coming years; the effect of the change has been carried to income on a current basis.

c.	Losses carried forward to future years

At December 31, 2006, the subsidiary of the Company had carryforward losses of approximately NIS 13 million (approximately $ 3 million). The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

d.	Deferred income taxes

The major components of the net deferred tax asset, current and non-current, in respect of the balances of temporary differences and the related valuation allowance as of December 31, 2005 and 2006, are as follows:

	December 31
	2005	2006	2006
	NIS		Convenience translation into dollars
	In thousands

In respect of carryforward tax
losses (see c. above)	33,566	3,321	786
Subscriber acquisition costs	31,233	33,313	7,885
Allowance for doubtful accounts	32,640	35,850	8,485
Provisions for employee rights	14,842	16,297	3,857
Depreciable fixed assets	(25,533)	(30,691)	(7,264)
Amortized license	42,074	38,838	9,192
Options granted to employees	24,331	23,243	5,501
Other	1,952	(216)	(51)

	155,105	119,955	28,391
Valuation allowance - in respect of
carryforward tax losses	(3,239)	(3,321)	(786)

	151,866	116,634	27,605

The changes in the valuation allowance for the years ended December 31, 2004, 2005 and 2006, are as follows:

	2004	2005	2006	2006
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	8,555	5,694	3,239	767
Utilization during the year	(2,107)
Change during the year	(754)	(2,455)	82	19

Balance at end of year	5,694	3,239	3,321	786

During 2005 and 2006, the Company utilized approximately NIS 549 million and approximately NIS 98 million ($ 23 million) of its carryforward tax losses, respectively.

As of December 31, 2006, the Company fully realized the carryforward tax losses, except for the wholly owned subsidiary carryforward tax losses.

A full valuation allowance was provided in respect of the wholly owned subsidiary, as it is more likely than not that its deferred tax assets will not be realized.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

e.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b. above), and the actual tax expense:

	Year ended December 31
	2004	2005	2006	2006
	NIS			Convenience translation into dollars
	In thousands

Income before taxes on income,
as reported in the income statements	758,801	557,458	1,051,950	248,982

Theoretical tax expense	265,580	189,536	326,105	77,184
Increase in taxes resulting from adjustment to deferred tax balances due to changes in tax rates, see b above	34,521	11,442
Increase in tax as resulting from
disallowable deductions:
In respect of previous year			*20,115	4,761
For the current year	3,721	3,400	*18,156	4,297
Change in the estimated utilization period of
the tax assets		2,935	3,696	875
Difference between the basis of measurement
of income reported for tax purposes and
the basis of measurement of income for
financial reporting purposes - net	(10,124)	(86)	(2,159)	(511)
Decrease in taxes resulting from utilization,
in the reported year, of carryforward
tax losses for which deferred taxes
were not created in previous years	(2,107)
Other	(4,343)	(4,329)	4,762	1,128

Taxes on income for the reported year	287,248	202,898	370,675	87,734

*	Following the ruling of the Supreme Court, on November 20, 2006 on the matter of Paz Gas Marketing Company Ltd. and others vs. the assessing officer and others, which overturned the rules regarding the recognition of financing expenses, the Company included in its financial statements an additional provision for taxes in the amount of NIS 35 million. This provision is an estimate of the additional tax expense relating to the possibility that part of the financing expenses accrued in the years 2005 and 2006 in respect of a financial debt, which is attributable, inter alia, to the financing of a repurchase of Company shares, will not be recognized as an expense for tax purposes. The Company has reasons justifying the recognition of these expenses for tax purposes, or part of them, however since at this point the level of certainty required in order to recognize these expenses does not exist, the aforementioned provision was recorded. The Company is examining the possible effects of the ruling, if any, on its results in the future.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

f.	Taxes on income included in the income statements:

1)	As follows:

	Year ended December 31
	2004	2005	2006	2006
	NIS			Convenience translation into dollars
	In thousands

For the reported year:
Current			315,328	74,634
Deferred, see d above	287,248	202,898	35,232	8,339
In respect of previous year - current			20,115	4,761

	287,248	202,898	370,675	87,734

g.	Tax assessments:

1)	Tax returns filed by the Company through the year ended December 31, 2002, are considered to be final.

2)	The subsidiary has not been assessed for tax purposes since incorporation.

NOTE 10 – LIABILITIES SECURED BY PLEDGES AND RESTRICTIONS PLACEDIN RESPECT OF LIABILITIES

At December 31, 2006, the Company’s balances of liabilities in the amount of NIS 308 million ($ 73 million) under the Company’s credit facility are secured by collateral of a first ranking floating charge on all of the Company’s current or future business, property, rights and assets, other than its license (see also note 4). Under the credit facility the Company has also undertaken not to create or permit to subsist any further charges on its assets, with certain limited exceptions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Linkage of monetary balances:

1)	As follows:

	December 31, 2006
	In or linked to foreign currencies (mainly dollars)	Linked to the Israeli CPI	Unlinked
	In thousands

NIS:
Assets	6,806	11,614	1,358,415

Liabilities	141,660	2,214,436	919,373

Convenience translation into
dollars:
Assets	1,611	2,749	321,518

Liabilities	33,529	524,127	217,603

2)	Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange rate of one dollar	Israeli CPI*

At December 31:
2006	NIS 4.225	184.87 points
2005	NIS 4.603	185.05 points
2004	NIS 4.308	180.74 points
2003	NIS 4.379	178.58 points
Increase (decrease) during the period:
2006	(8.2)%	(0.1)%
2005	6.8%	2.4%
2004	(1.6)%	1.2%

*	Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

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

As the counterparties to the derivatives are Israeli banks, the Company considers the inherent credit risks remote.

The notional amounts of foreign currency derivatives as of December 31, 2005 and 2006 are as follows:

	December 31
	2005	2006	2006
	NIS		Convenience translation into dollars
	(In millions)

Forward transactions for the
changes in the Israeli CPI	1,500	1,100	260

Forward transactions for the
exchange of dollars into NIS	129	351	83

Embedded derivatives -
dollars into NIS	183	153	36

The derivative financial instruments are for a period of up to one year. As of December 31, 2006, the remaining contractual lives are for periods up to one year.

c.	Fair value of financial instruments

The financial instruments of the Company as of December 31, 2006 consist mainly of non-derivative assets and liabilities (items included in working capital and long-term liabilities); the Company also has some derivatives, which are presented at their fair value.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying value. The fair value of long-term loans approximates the carrying value, since they bear interest at rates close to the prevailing market rates. Regarding the fair value of Notes payable see note 5.

The fair value of derivatives as of December 31, 2006, is a liability of approximately NIS 21.2 million (approximately $ 5.0 million) and an asset of approximately NIS 7.5 million (approximately $ 1.8 million) (December 31, 2005 – a liability of approximately NIS 7 million and an asset of approximately NIS 5.1 million).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

a.	Accounts receivable:

		December 31
		2005	2006	2006
		NIS		Convenience translation into dollars
		In thousands

1)	Trade (current and long-term)
	The item is presented after the deduction of:
	(a) Deferred interest income*	35,946	58,246	13,786

*	Long-term trade receivables (including current maturities) as of December 31, 2005 and 2006 in the amount of NIS 406,072,000 and NIS 661,474,000 ($ 156,562,000), respectively, bear no interest. These balances are in respect of handsets sold in installments (mostly 36 monthly payments).

Income in respect of deferred interest is the difference between the original and the present value of the trade receivable. The current amount is computed on the basis of the interest rate relevant at the date of the transaction (5.85% –6.60%) (2005 – 5% – 5.4%).

(b)	Allowance for doubtful accounts.

The changes in the allowance for the years ended December 31, 2004, 2005 and 2006, are as follows:

	2004	2005	2006	2006
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	77,295	86,651	108,800	25,751
Utilization during the year	(11,900)	(6,590)	(7,236)	(1,713)
Change during the year	21,256	28,739	26,470	6,265

Balance at end of year	86,651	108,800	128,034	30,303

2)	Other:

	December 31
	2005	2006	2006
	NIS		Convenience translation into dollars
	In thousands

Inventory held by dealers	17,653	20,497	4,851
Government institutions	51,340	11,796	2,792
Prepaid expenses	13,386	5,162	1,222
Sundry	14,749	28,078	6,646

	97,128	65,533	15,511

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

b.	Inventory:

	December 31
	2005	2006	2006
	NIS		Convenience translation into dollars
	In thousands

Handsets	139,156	82,987	19,692
Accessories and other	44,464	25,438	6,021
Spare parts	25,703	18,041	4,270

	209,323	126,466	29,933

c.	Accounts payable and accruals - other:

	December 31
	2005	2006	2006
	NIS		Convenience translation into dollars
	In thousands

Employees and employee institutions	81,501	106,900	25,302
Provision for vacation and recreation pay	22,827	25,873	6,124
Government institutions	38,332	71,162	16,843
Income received in advance	58,655	41,375	9,793
Accrued interest on long-term liabilities	22,654	881	209
Derivative instruments	5,138	21,201	5,018
Handsets warranty	1,064	1,763	417
Sundry	1,309	12,248	2,898

	231,480	281,403	66,604

d.	Provision for warranty – the changes in the provision for warranty for the years ended December 31, 2004, 2005, and 2006, are as follows:

	2004	2005	2006	2006
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	2,053	1,734	1,064	252
Product warranties issued for
new sales	2,943	2,420	2,837	671
Utilization during the year	(3,262)	(3,090)	(2,138)	(506)

Balance at end of year	1,734	1,064	1,763	417

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

e.	Other liabilities:

1.	Asset retirement obligations – the changes in the asset retirement obligations for the years ended December 31, 2004, 2005 and 2006, are as follows:

	2004	2005	2006	2006
	NIS			Convenience translation into dollars
	In thousands

Balance at January 1,	6,367	7,567	8,157	1,930
Liability incurred during the year	833	682	620	146
Liability settled during the year	(271)	(751)	(618)	(146)
Accretion expenses	638	659	1,558	369

Balance at December 31,	7,567	8,157	9,717	2,299

2.	Capital lease:

	December 31
	2005	2006	2006
	NIS	NIS	Convenience translation into U.S dollars
	In thousands

Total commitment	17,018	12,160	2,878
Less - deferred interest expenses	1,836	845	200

Long term lease	15,182	11,315	2,678
Less - current maturities	4,155	5,085	1,204

	11,027	6,230	1,474

The lease payments are linked to the US dollar and bear interest at the rate of 5.75%.

The lease (net of current maturities) mature in the following years after the balance sheet dates:

	December 31, 2006
	NIS	Convenience translation into U.S dollars
	NIS in thousands

Second year	4,079	965
Third year	2,151	510

	6,230	1,475

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

f.	Financial expenses, net:

	Year ended December 31
	2004	2005	2006	2006
	NIS			Convenience translation into dollars
	In thousands

Financial income	(3,521)	(5,934)	(4,065)	(962)
Financial expenses	203,115	214,741	137,695	32,591
Expenses relating to the
redemption of notes, note 5b		62,615
Derivative instruments	63,356	(45,492)	44,321	10,490
Exchange rate differences	(8,978)	49,839	(11,326)	(2,681)
CPI Linkage differences	2,285	69,029	(183)	(43)
Factoring costs	17,459	650
Less - capitalized interest	(13,171)

	260,545	345,448	166,442	39,395

g.	Diluted EPS

Following are data relating to the net income and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31
	2004	2005	2006	2006
	NIS			Convenience translation into dollars
	In thousands

Net income used for the computation of
basic and diluted EPS (in thousands) :
Before cumulative effect	471,553	354,560	681,275	161,249
Cumulative effect			1,012	239

Net income	471,553	354,560	682,287	161,488

Weighted average number of shares used
in computation of basic EPS	183,389,383	161,711,125	153,633,758	153,633,758
Add - net additional shares from assumed
exercise of employee stock options	719,534	1,906,147	1,043,927	1,043,927

Weighted average number of shares used in
computation of diluted EPS	184,108,917	163,617,272	154,677,685	154,677,685

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a.	Transactions with related parties:

	Year ended December 31
	2004	2005	2006	2006
	NIS			Convenience translation into dollars
	I n t h o u s a n d s

Purchase of fixed assets from related party	4,678

Acquisition of handsets from related
parties	380,721	180,412	158,114	37,423

Financial expenses, mainly in respect
of the Facility agreement, net	55,048	7,145

Selling commissions, maintenance and
other expenses	4,116	14,221	26,525	6,278

As to the repurchase of Company’s share, see note 8a.

The transactions are carried out in the ordinary course of business. Management believes that such transactions were carried out under normal market conditions.

b.	Balances with related parties:

	December 31
	2005	2006	2006
	NIS		Convenience translation into dollars
	I n t h o u s a n d s

Accounts receivable trade	1,273	1,939	459

Current liabilities	58,173	17,480	4,137

c.	Cost sharing agreement

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

The Agreement sets out the basis upon which expenses and liabilities are paid or discharged by the Hutchison group companies in connection with the joint procurement or development activities. Under the Agreement, the Company has the right to decide, and give notice of, which of the joint projects it wishes to participate in. As of December 31, 2006, the Company had given notice of its participation in 7 projects. The Company’s expected share in these projects in financial terms (including its share of joint expenses and liabilities) is not material.

SIGNATURES

        The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Partner Communications Company Ltd. By: /s/ David Avner —————————————— David Avner Chief Executive Officer June 10, 2007

By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer June 10, 2007