Form 20-F
period 2007-12-31
PARTNER COMMUNICATIONS CO LTD
filed 2008-05-06
CIK 1096691

As filed with the Securities and Exchange Commission on May 6, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to ________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ________ Commission file number 1-14968

PARTNER COMMUNICATIONS COMPANY LTD.

(Exact Name of Registrant as Specified in its Charter)

ISRAEL

(Jurisdiction of Incorporation or Organization)

8 AMAL STREET
AFEQ INDUSTRIAL PARK
ROSH-HA'AYIN 48103
ISRAEL

(Address of Principal Executive Offices)

Roly Klinger

ExecutiveOffices@orange.co.il

(Name, Telephone, E-mail and/or facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing	The NASDAQ Global Market
one ordinary share, nominal value NIS 0.01 per share
Ordinary Shares, nominal value NIS 0.01 per share*	The NASDAQ Global Market

*     Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities Registered Pursuant to Section 12(g) of the Act:

NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

ORDINARY SHARES OF NIS 0.01 EACH	157,320,770

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

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant had used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

ITEM 17 ☐ ITEM 18 ☒

If this is an annual report, indicate by checkmark whether the Registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act.

YES ☐ NO ☒

INTRODUCTION

        As used herein, references to “we,” “our,” “us,” “Partner” or the “Company” are references to Partner Communications Company Ltd. and its wholly-owned subsidiaries, Partner Future Communications 2000 Ltd., Partner Land-Line Communications Solutions LLP and Partner Business Communications Solutions, LLP (of which Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner), except as the context otherwise requires. In addition, references to our “financial statements” are to our consolidated financial statements except as the context otherwise requires.

        In this document, references to “$,” “US$,” “US dollars” and “dollars” are to United States dollars and references to “NIS” and “shekels” are to New Israeli Shekels. This annual report contains translations of NIS amounts into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this annual report as convenience translations could have been or could be converted from NIS into US dollars at these rates, at any particular rate or at all. The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the representative exchange rate on December 31, 2007 of NIS 3.846 = US$1.00 as published by the Bank of Israel, unless otherwise specified. In particular, the convenience translations of the nominal New Israel Shekel (NIS) figures into US Dollars in the discussion under “Item 5D. Trend Information – First quarter of 2008” were made at the rate of exchange on March 31, 2008, of US $1.00 = NIS 3.553. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

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

FORWARD-LOOKING STATEMENTS

        This annual report includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this annual report, including the statements in the sections of this annual report entitled “Item 3D. Key Information – Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

        We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general and possible regulatory and legal developments. For a description of some of the risks we face, see “Item 3D. Key Information – Risk Factors,” “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 8A. Consolidated Financial Statements and Other Financial Information – Legal and Administrative Proceedings”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

3A. Selected Financial Data

        The following table sets forth our selected financial data as at and for each of the years in the five-year period ended December 31, 2007 prepared in accordance with US GAAP. The selected financial data for each of the years in the three-year period ended December 31, 2007, and at December 31, 2007 and 2006, are derived from our consolidated financial statements set forth elsewhere in this annual report. The selected financial data for each of the years ended December 31, 2004 and 2003 and at December 31, 2005, 2004 and 2003 are derived from our audited financial statements not appearing in this annual report. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the financial statements and notes thereto included elsewhere in this annual report.

	Year ended December 31,
	2003	2004	2005	2006	2007	2007
	New Israeli Shekels in thousands (except per share data)					US$(1)

Statement of Operations Data
Revenues, net

Services	4,117,887	4,615,781	4,619,932	5,027,310	5,328,739	1,385,527

Equipment	349,832	524,956	503,007	579,401	784,905	204,083

	4,467,719	5,140,737	5,122,939	5,606,711	6,113,644	1,589,610

Cost of revenues

Services	2,586,707	2,885,077	3,022,480	3,085,507	3,101,588	806,445

Equipment	549,749	729,937	743,872	811,760	1,001,488	260,397

	3,136,456	3,615,014	3,766,352	3,897,267	4,103,076	1,066,842

Gross profit	1,331,263	1,525,723	1,356,587	1,709,444	2,010,568	522,768

Selling and marketing
expenses	314,008	325,244	272,900	307,592	370,183	96,251
General and administrative
expenses	162,387	181,133	180,781	183,460	235,865	61,327

Operating profit	854,868	1,019,346	902,906	1,218,392	1,404,520	365,190

Financial expenses, net	321,710	260,545	345,448	166,442	126,317	32,844
Loss on impairment of
investments in non-
marketable securities	3,530	-	-	-	-	-

Income before tax	529,628	758,801	557,458	1,051,950	1,278,203	332,346

Tax (expenses) benefit	633,022	(287,248)	(202,898)	(370,675)	(338,417)	(87,992)

Income before
cumulative effect of a
change in accounting
principles	1,162,650	471,553	354,560	681,275	939,786	244,354

Cumulative effect, at
beginning of year, of
a change in accounting
principles	-	-	-	1,012	-	-

Net income for the year	1,162,650	471,553	354,560	682,287	939,786	244,354

	Year ended December 31,
	2003	2004	2005	2006	2007	2007
	New Israeli Shekels in thousands (except per share data)					US$ (1)

Earnings per ordinary
share and per ADS
Basic:
Before cumulative effect	6.39	2.57	2.19	4.43	6.01	1.56
Cumulative effect	-	-	-	0.01	-	-

	6.39	2.57	2.19	4.44	6.01	1.56

Diluted:
Before cumulative effect	6.34	2.56	2.17	4.40	5.96	1.55
Cumulative effect	-	-	-	0.01		-

	6.34	2.56	2.17	4.41	5.96	1.55

Weighted average number
of shares
Outstanding

Basic:	181,930,803	183,389,383	161,711,125	153,633,758	156,414,684	156,414,684

Diluted:	183,243,157	184,108,917	163,617,272	154,677,685	157,787,009	157,787,009

Other Financial Data

Capital expenditures, net	232,293	600,944	486,421	487,946	469,149	121,984

EBITDA(2)	1,379,830	1,575,996	1,568,616	1,850,107	2,014,668	523,835
Dividend per share (3)	--	--	1.22	2.63	4.77	1.24

Statement of Cash Flow
Data

Net cash provided by
operating activities	1,031,492	1,272,802	1,006,324	1,223,469	1,456,275	378,647

Net cash (used in)
investing activities	(376,769)	(673,616)	(546,692)	(448,686)	(540,080)	(140,425)

Net cash provided by
(used in) financing
activities	(652,309)	(598,349)	(460,235)	(701,244)	(845,646)	(219,876)

Balance Sheet Data (at
year end)

Current assets	865,319	1,057,148	1,170,976	1,274,350	1,513,322	393,480

Investments and long-term
receivables	72,630	165,815	264,456	355,489	535,421	139,215

Fixed assets, net	1,694,584	1,843,182	1,768,895	1,747,459	1,734,964	451,108
License and deferred
charges, net	1,325,948	1,325,592	1,321,167	1,247,084	1,153,926	300,033

Deferred income taxes	413,752	94,442	86,505	76,139	93,745	24,375

Total assets	4,372,233	4,486,179	4,611,999	4,700,521	5,031,378	1,308,211

Current liabilities (4)	760,256	859,741	986,995	1,027,841	1,156,818	300,785

Long-term liabilities (4)	2,536,413	2,039,363	2,809,653	2,418,213	2,219,088	576,986

Total liabilities	3,296,669	2,899,104	3,796,648	3,446,054	3,375,906	877,771

Shareholders' equity	1,075,564	1,587,075	815,351	1,254,467	1,655,472	430,440

Total liabilities and
shareholders' equity	4,372,233	4,486,179	4,611,999	4,700,521	5,031,378	1,308,211

(1)	The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the representative exchange rate on December 31, 2007 of NIS 3.846 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

(2)	EBITDA is a non-GAAP financial measure that represents earnings before interest, taxes, depreciation and amortization. EBITDA is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results. For a reconciliation of EBITDA to Operating Cash flow, see below.

(3)	The dividend per share was calculated in respect of the period for which it was announced.

(4)	See Notes 4 5, and 6 to our consolidated financial statements for information regarding long-term liabilities and current maturities of long-term bank loans.

	Year ended December 31,
	2003	2004	2005	2006	2007	2007
	New Israeli Shekels in thousands					US $(1)

Reconciliation Between
Operating Cashflow and EBITDA
Net cash provided by
operating activities	1,031,492	1,272,802	1,006,324	1,223,469	1,456,275	378,645
Liability for employee
rights upon retirement	(15,540)	(16,302)	(9,430)	(11,142)	(18,580)	(4,831)
Accrued interest, exchange
and linkage differences on
long-term liabilities	67,438	10,258	(108,411)	4,646	(59,980)	(15,595)
Amount carried to deferred
charges	-	-	13,820	-	-	-
Accrued interest, exchange
and linkage differences on
security deposit	(8,877)	-	-	-	-	-

Increase (Decrease) in
accounts receivable:
Trade	(22,721)	225,860	262,262	254,748	328,824	85,496
Other (**)	5,557	13,615	26,970	304,492	(10,260)	(2,668)

Decrease (Increase) in
accounts payable and
accruals:
Trade	93,444	(135,600)	(112,857)	58,568	(100,817)	(26,213)
Related parties	-	-	(10,513)	(5,317)	12,425	3,231
Other (**)	(47,541)	(41,613)	75,884	(49,923)	275,732	71,693
Decrease (Increase) in
inventories	(34,647)	(1,205)	107,667	(82,857)	16,556	4,305
Decrease (Increase) in asset
retirement obligation	(1,228)	(464)	92	(1,069)	(528)	(137)
Financial expenses(*)	312,453	248,645	316,806	154,492	115,021	29,907

EBITDA	1,379,830	1,575,996	1,568,614	1,850,107	2,014,668	523,835

(1)	The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the representative exchange rate on December 31, 2007 of NIS 3.846 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

(*)	Financial expenses excluding any charge for the amortization of deferred financial costs.

(**)	Excluding provision for tax expenses

	2005	2006	2007

Industry Data

Estimated population of Israel (in thousands) (1)	6,991	7,117	7,244
Estimated Israeli cellular telephone subscribers (in thousands) (2)	7,851	8,383	9,026
Estimated Israeli cellular telephone penetration (3)	112%	118%	125%

	Year ended December 31
	2003	2004	2005	2006	2007

Partner Data
Subscribers (000's)
(at period end) (4)	2,103	2,340	2,529	2,668	2,860
Pre-paid subscribers	639	700	754	781	792

Post-paid subscribers	1,464	1,640	1,775	1,887	2,068

Share of total
Israeli subscribers
(at period end) (5)	31%	32%	32%	32%	32%
Average monthly usage per
subscriber (mins.) (6)	277	286	294	311	336
Average monthly revenue per
subscriber including in
roaming (NIS) (7)	171	170	156	158	158
Churn rate (8)	13.6%	12.0%	13.6%	15.6%	15.0%

Estimated coverage of Israeli
population (at period end) (9)	97%	97%	97%	97%	97%

Number of employees (full time
equivalent) (at period end) (10)	2,769	3,164	3,403	3,714	4,130

(1)	The population estimates are as published by the Central Bureau of Statistics in Israel as of March 31, 2008.

(2)	We have estimated the total number of Israeli cellular telephone subscribers from information contained in published reports issued by, and public statements made by, Pelephone Communications Ltd., or Pelephone, and Cellcom Israel Ltd., or Cellcom, or by their shareholders and from Partner subscriber data at December 31, 2005, 2006 and 2007.

(3)	Total number of estimated Israeli cellular telephone subscribers expressed as a percentage of the estimated population of Israel. The total number of estimated cellular telephone subscribers includes dormant subscribers as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers.

(4)	In accordance with general practice in the cellular telephone industry, we use the term “subscriber”, unless the context otherwise requires, to indicate a telephone or a data or video device, rather than either a bill-paying network customer, who may have a number of telephones connected to the network, or a cellular telephone user who may share a single telephone with a number of other users. “Subscriber” includes our pre-paid customers. As of January 2008, a prepaid subscriber has been, and will continue to be, recognized as such only following the actual use of his prepaid SIM card. References to the number of subscribers are stated net of subscribers who leave or are disconnected from the network, or who have not generated revenue for the Company for a period of over six consecutive months ending at a reporting date.

(5)	Total number of Partner subscribers expressed as a percentage of the estimated total number of Israeli subscribers.

(6)	We have calculated our average monthly usage per subscriber by (i) dividing, for each month in such period, the total number of minutes of usage, excluding inroaming usage, during such month by the average of the number of our subscribers, and (ii) dividing the sum of such results by the number of months in the relevant period.

(7)	We have calculated Partner average monthly revenue per subscriber by (i) dividing, for each month in the relevant year, the Partner revenue during the month, excluding revenue from equipment sales and including revenue from foreign network operators for calls made by their roaming customers while in Israel using our network, by the average number of Partner subscribers during that month, and (ii) dividing the sum of all such results by the number of months in the relevant period. We have presented the amounts in NIS.

(8)	We define the “churn rate” as the total number of subscribers who disconnect from our network, either involuntarily or voluntarily, in a given period expressed as a percentage of the average of the number of our subscribers at the beginning and end of such period. Our churn rate includes subscribers who have not generated revenue for us for a period of the last six consecutive months ending at a reporting date. This includes subscribers who have generated minute revenues only from incoming calls directed to their voice mail. Involuntary churn includes disconnections due to non-payment of bills or suspected fraudulent use, and voluntary churn includes disconnections due to subscribers terminating their use of our services.

(9)	We measure coverage using computerized models of our network, radio propagation characteristics and topographic information to predict signal levels at two meters above ground level in areas where we operate a network site. According to these coverage results, we estimate the population serviced by our network and divide this by the estimated total population of Israel. Estimates are published by the Central Bureau of Statistics in Israel.

(10)	A full-time employee is contracted to work a standard 186 hours per month. Part-time employees are converted to full-time equivalents by dividing their contracted hours per month by the full-time standard. The result is added to the number of full-time employees to determine the number of employees on a full-time equivalent basis.

Exchange Rate Data

        The following table sets forth, for the years indicated, exchange rates between the shekel and the US dollar, expressed as shekels per US dollar and based upon the daily representative rate of exchange on the last day of each year as published by the Bank of Israel.

	2003	2004	2005	2006	2007

Average(1)	4.512	4.480	4.485	4.457	4.108
High	4.924	4.634	4.741	4.725	4.342
Low	4.283	4.308	4.299	4.176	3.830
End of period	4.379	4.308	4.603	4.225	3.846

(1)	Calculated based on the average of the exchange rates on the last day of each month during the relevant period.

	November 2007	December 2007	January 2008	February 2008	March 2008	April 2008

High	3.969	4.008	3.861	3.655	3.656	3.640
Low	3.830	3.841	3.625	3.578	3.377	3.424

On May 2, 2008, the exchange rate was NIS 3.4500 per US$1.00 as published by the Bank of Israel. Changes in the exchange rate between the shekel and the US dollar could materially affect our financial results.

3B. Capitalization and Indebtedness

        Not applicable.

3C. Reasons for the Offer and Use of Proceeds

        Not applicable.

3D. Risk Factors

        You should carefully consider the risks described below and the other information in the report. Depending on the extent to which any of the following risks materializes, our business, financial condition, cash flow or results of operations could suffer, and the market price of our shares may be negatively affected. The risks below are not the only ones we face, and other risks currently not affecting our business or industry, or which are currently deemed insignificant, may arise.

RISKS RELATING TO THE REGULATION OF OUR INDUSTRY

We operate in a highly regulated telecommunications market which limits our flexibility in managing our business and may materially and adversely affect our business and results of operations.

        We are subject to government regulation regarding a broad range of issues in the telecommunications industry, such as interconnect tariffs, roaming charges and other billing and customer service matters; the construction and maintenance of antennas and other network infrastructure; providing infrastructure access to existing or new telecommunications services providers; frequency allocation; limitations or other constraints on the services and products that we may sell; the terms and conditions of our subscriber agreements; and obligations under our operating license. As further described below, these regulations impose substantial limitations on our flexibility in managing our business, and may increase our costs, decrease our revenues and reduce our ability to expand our business. As a result, industry regulation has had in the past, and may in the future have, a material adverse effect on our business and results of operations. In addition, new laws, regulations or government policies, or changes in current regulations, may be adopted or implemented in a manner which damages our business and operating results, and announcements by the government, telecommunications operators or others of changes or other developments in applicable regulations may have a negative impact on the market value of our shares. For information regarding the principal regulations and regulatory developments affecting our business, see “Item 4B. Business Overview – Regulation”.

        Furthermore, defending ourselves against regulatory violations alleged by state authorities or consumers has required, and may in the future require, substantial financial and management resources. We may not always be successful in our defense, and should we be found in violation of these regulations, we and our management may be subject to civil or criminal penalties, including the loss of our operating license. For information regarding on-going litigation or proceedings, see “Item 8A. Legal and Administrative Proceedings”.

Our business and operating results have been adversely affected by reductions in call and SMS interconnect tariffs imposed by the Ministry of Communications, and may be further adversely affected by future regulatory developments in these areas. We may be subject to sanctions or claims in connection with these regulatory developments.

        The Ministry of Communications has reduced mandated call interconnect tariffs from NIS 0.50 per minute in the beginning of 2003 to NIS 0.22 per minute as of the date of this Annual Report, and SMS interconnect tariffs from NIS 0.38 in May 2004 to NIS 0.025 as of the date of this Annual Report. These tariffs, which exclude value added tax (VAT), were adjusted by the Ministry of Communications each March to reflect changes in the Israeli Consumer Price Index (“CPI”). Although we have implemented cost-cutting measures as well as price increases and repackaging of our tariff plans in response to these tariff reductions, the regulatory changes imposing tariff reductions negatively impacted our revenues and profits.

        Interconnect tariffs – further possible regulatory developments. The Ministry of Communications may further examine interconnect tariffs and as a result may further reduce these tariffs, which may adversely affect our revenues and profits. A publicly appointed commission (the Grunau Committee) recommended the further examination of this issue, and, in addition, the Ministry of Communications has indicated that it intends to start implementing a process to unify rates for calls terminating both on and off an operator’s network, which may limit or eliminate our ability to pass on to our customers the charges we bear when our customers’ calls must be transmitted into the network of another telecommunications services provider in order to reach the intended party. Preliminary hearings with cellular operators in Israel on this matter commenced in August 2005, but have been suspended and are expected to be resumed in 2008. This change in regulations, if implemented, could adversely affect our revenues and profits.

        SMS tariffs – further possible regulatory developments. In 2005, our license was amended to regulate charging for SMS messages sent outside our network. Due to technological difficulties encountered by our competitors and us in fully complying with this amendment, we may face claims, under one interpretation of the amendment, of not having implemented the amendment with respect to SMS messages sent to subscribers of two other Israeli cellular operators. We have notified the Ministry of Communications of the difficulty. The Ministry has proposed an amendment to our license, but we are uncertain as to the effectiveness of the amendment in resolving the difficulty. Until such time as the cellular operators develop the necessary interfaces or our license is amended, we may be exposed, under one interpretation of the relevant amendment, to substantial sanctions and legal claims for violation of our license.

Recent and potential future regulation and negotiation of roaming tariffs, both within Israel and elsewhere, may increase our roaming expenses and prevent us from raising our tariffs. If we cannot obtain or maintain favorable roaming arrangements, our services may be less attractive or less profitable.

        The Ministry of Communications has declared its intention to evaluate roaming charges. As a result of this evaluation, new regulations may be implemented that would limit fees charged by Israeli cellular companies for calls made by foreign network operators’ subscribers while in Israel using our network as well as for calls made by our own subscribers using their handsets abroad.

        Following European regulation of roaming tariffs, which reduced tariffs for calls made by members of the European Union (EU) among themselves, a few of the EU member operators have raised roaming tariffs for calls to and from non-EU member operators, resulting in higher roaming tariffs for our subscribers. In addition, a recommendation published in March 2008 by a public commission (the Grunau Committee) appointed by the Ministry of Communications recommends that the government negotiate a reduction of inbound and outbound roaming tariffs with the EU and/or members of the EU or countries frequently visited by Israelis.

        Because we consider roaming charges to be a significant source of revenue, if roaming tariffs are reduced as a result of the proposed negotiation or otherwise, if additional EU member operators raise their tariffs, or if we are not able to raise our tariffs or otherwise compensate for possibly higher roaming expenses, this could adversely affect our profitability and results of operations.

        We rely on agreements to provide roaming capability to our subscribers in many areas outside Israel. However, we cannot control the quality of the service that they provide and it may be inferior to the quality of service that we provide. Equally, our subscribers may not be able to use some of the advanced features that they enjoy when making calls on our network. Some of our competitors may be able to obtain lower roaming rates than we do because they may have larger call volumes or because of their affiliations with other international cellular operators. If our competitors’ providers can deliver a higher quality or a more cost effective roaming service, then subscribers may migrate to those competitors and our results of operations could be adversely affected. Further, we may not be able to compel providers to participate in our technology migration and enhancement strategies. As a result, our ability to implement technological innovations could be adversely affected if these overseas providers are unable or unwilling to cooperate with the further development of our network or if they cease to provide services comparable to those we offer on our network.

We have had difficulties obtaining some of the building and environmental permits required for the erection and operation of our network sites, and some building and environmental permits have not been applied for. These difficulties could have an adverse effect on the coverage, quality and capacity of our network. Operating network sites without building or other required permits may result in criminal or civil liability to us or to our officers and directors.

        Our ability to maintain and improve the extent quality and capacity of our network coverage depends in part on our ability to obtain appropriate sites and approvals to install our network infrastructure, including network sites. The erection and operation of most of these network sites require building permits from local or regional planning and building authorities, as well as a number of additional permits from other governmental and regulatory authorities. In addition, as part of our UMTS network build out, we are erecting additional network sites and making modifications to our existing network sites, for which we may be required to obtain new consents and approvals.

        For the reasons described in further detail below, we have had difficulties obtaining some of the building and environmental permits required for the erection and operation of our network sites. As of December 31, 2007, approximately 10% of our network sites were operating without local building permits or applicable exemptions, although a substantial portion of these sites are microsites whose removal or repositioning would involve relatively low costs and little change in our network capacity.

        Network site operation without required permits has in some cases resulted in the filing of criminal charges and civil proceedings against us and our officers and directors, and monetary penalties against the Company, as well as demolition orders. See “Item 8A. Consolidated Financial Statements and Other Financial Information – Legal and Administrative Proceedings”. In the future, we may face additional demolition orders, monetary penalties and criminal charges. Recently, the prosecutor’s office has set up a national unit to enforce planning and building laws. The unit has stiffened the punishments regarding violations of planning and building laws, particularly against commercial companies and its directors. If we continue to experience difficulty in obtaining approvals for the erection and operation of network sites and other network infrastructure, this could have an adverse effect on the extent, quality and capacity of our network coverage and on our ability to continue to market our products and services effectively. In addition, as we grow our subscriber base and seek to improve the range and quality of our services, we need to further expand our network, and difficulties in obtaining required permits may delay, increase the costs or prevent us from achieving these goals in full. Our inability to resolve these issues in a timely manner could also prevent us from achieving or maintaining the network coverage and quality requirements contained in our license.

        Uncertainties under National Building Plan 36. Since June 2002, following the approval of the National Building Plan 36, or the Plan, which regulates network site construction and operation, building permits for our network sites (where required) have been issued in reliance on the Plan. Recently, several local planning and building authorities questioned the ability of Israeli cellular operators to receive building permits, in reliance on the Plan, for network sites operating in frequencies not specifically detailed in the frequency charts attached to the Plan. In a number of cases, these authorities have refused to grant building permits for 3G network sites claiming that 3G frequencies are not included in the Plan. There has been no judicial ruling at this stage. However a class action was filed against us as well as other cellular operators with a request for the revocation of the building permits given to the 3G network sites.

        The Plan is in the process of being changed. Current proposed changes impose additional restrictions and/or requirements on the construction and operation of network sites and could, if adopted, harm our ability to construct new network sites, make the process of obtaining building permits for the construction and operation of network sites more cumbersome and costly and may delay the future deployment of our network.

        Uncertainties regarding the validity of exemptions for wireless access devices. In addition, Partner set up several hundred small communications devices, called wireless access devices, pursuant to a provision in the Communications Law (Telecommunications and Broadcasting), 1982, which exempts such devices from the need to obtain a building permit. Recently, a claim was raised that the exemption does not apply to cellular communications devices and the matter reached first instance courts a number of times, resulting in conflicting decisions. A pending appeal is yet to be decided. Should a definitive judgment hold that the exemption does not apply to cellular devices, Partner may be required to remove the existing devices and would not be able to install new ones on the basis of the exemption. This claim is included in an application to certify a class action claim filed against the three principal cellular telephone operators.

        See also “Difficulties in obtaining environmental permits” below for further risks in connection with wireless access devices.

        Uncertainties regarding requirements for repeaters and other small devices. We, like the other cellular telephone operators in Israel, provide repeaters, also known as bi-directional amplifiers, to subscribers seeking an interim solution to weak signal reception within specific indoor locations. As part of our transmission network, we also deploy and operate a small number of microwave links. In light of the lack of a clear policy of the local planning and building authorities, and in light of the practice of the other cellular telephone operators, we have not requested permits under the Planning and Building Law for the repeaters. We have received an approval to connect the repeaters to our communications network, however, from the Ministry of Communications. We have also approached the Ministry of the Environment, asserting that no permits are necessary for the repeaters, based on the Ministry’s previous advice that permits are not necessary for devices with levels of emission comparable to those of “Fixed Cellular Terminals”. If the local planning and building authorities determine that permits are necessary for the installation of these devices, or any other receptors that we believe do not require a building permit, it could have a negative impact on our ability to obtain permits for our repeaters.

        In addition, we construct and operate microwave links as part of our transmission network. The various types of microwave links receive permits from the Ministry of the Environment in respect of their radiation level. Based on an exemption in the Telecommunications Law, we believe that building permits are not required for the installation of most of these microwave links on rooftops, but to the best of our knowledge, there is not yet a determinative ruling on this issue by the Israeli courts. If the courts determine that building permits are necessary for the installation of these sites, it could have a negative impact on our ability to obtain environmental permits for these sites and to deploy additional microwave links, and could hinder the coverage, quality and capacity of our transmission network and our ability to continue to market our transmission services effectively.

        Difficulties in obtaining environmental permits. The Non-Ionizing Radiation law, 2006, most of which entered into effect on January 1, 2007, defines the various powers of the Ministry of the Environment as they relate, among other matters, to the granting of permits for network sites. Pursuant to this law, the Ministry of the Environment will grant an operating permit for a site only if a building permit has been properly obtained for such site. In October 2007, the Commissioner of Environmental Protection took the position that he will not grant and/or renew operating permits to wireless access devices, where the local planning and building committee’s engineer objected to our reliance upon the exemption for wireless access devices described above. Operating a network site or a facility without an operating permit could subject us and our officers and directors to criminal, administrative and civil liability.

        In addition, a current draft of regulations under the Non-Ionizing Radiation Law, 2006 that has not yet become effective, includes provisions according to which the exemption for wireless access devices is to be cancelled. If these proposed regulations become effective, then we, like our competitors, will no longer be able to rely on the exemption for wireless access devices and will need to obtain building permits for wireless access devices, as is currently required for network sites. We therefore will experience the same difficulties as we currently face when applying for building permits.

In connection with some building permits, we may also be required to indemnify planning committees in respect of claims against them relating to the depreciation of property values that result from the granting of permits for network sites.

        Under the Planning and Building Law, 1965, local planning committees may be held liable for the depreciation of the value of nearby properties as a result of approving a building plan. Under the Non-Ionizing Radiation Law, 2006, the National Council for Planning and Building requires indemnification undertakings from cellular companies as a precondition for obtaining a building permit for new or existing network sites. The National Council has decided that until National Building Plan 36 is amended to reflect a different indemnification amount, cellular companies will be required to undertake to indemnify the committees in full against all losses resulting from claims against a committee for reduction in property values. We do not know when the National Building Plan 36 will be amended, or whether it will require full indemnification.

        Between January 2006 and March 31, 2008, we have provided local authorities with 265 indemnification undertakings. These indemnifications expose us to risks which are difficult to quantify or mitigate and which may have a material adverse effect on our financial conditions and results of operations, if we are required to make substantial payments in connection therewith.

        In addition, the requirement to provide indemnification in connection with new building permits may impede our ability to obtain building permits for existing network sites or to expand our network with the erection of new network sites. The indemnification requirement may also cause us to change the location of our network sites to less suitable locations or to dismantle existing network sites, which may have an adverse effect on the extent, quality and capacity of our network coverage.

        Two further developments regarding this issue may also have a material adverse effect on our operating results:

        There have been a number of attempts by local planning committees to join cellular telephone operators as defendants in claims against such committees for the depreciation in value of nearby properties as a result of the erection of network sites. If the local planning committees succeed in including cellular phone operators in these actions, it may expose us to significant liability and have a material adverse effect on our financial condition and results of operation. In two such actions, we were included as defendants, however we do not believe that these actions expose us to significant liability. For more information, see “Item 8. Financial Information – Legal and Administrative Proceedings”.

        In February 2007, the Israeli Minister of Interior Affairs extended the limitation period within which depreciation claims may be brought under the Planning and Building Law from three years from approval of the building plan to the later of one year from receiving a building permit for a network site under National Building Plan 36 and six months from the construction of a network site.  The Minister retains the general authority to extend such period further.  This extension of the limitation period increases our potential exposure to depreciation claims. In addition, should the Planning and Building Law be construed or amended to allow a longer period of limitation for depreciation claims than the current limitation period set in that law, our potential exposure to depreciation claims would increase.

We may be required in the future to offer access to our network infrastructure to other operators, which may enable new competitors, such as MVNOs, to enter the market, reduce our ability to provide services to our subscribers and negatively affect our operating results.

         Under both the Communications Law (Telecommunications and Broadcasting), 1982, and our operating license, the Ministry of Communications has the power to require us, like the other telephone operators in Israel, to offer access to our network infrastructure to other operators. The Grunau Committee, a public commission that was formed by the Ministry of Communications and published its recommendations in March 2008, recommended accelerating the regulatory process required for the entry of MVNOs into the mobile telecommunications market. See “Item 4B: Business Overview – Regulation – Regulatory Developments”.

        We believe providing access to our network would require additional statutory and regulatory action to establish inter-operator relationships, including with respect to rates. However, if such action is taken, access to our network would lower the entry barriers for potential new competitors and increase the likelihood of additional new competitors entering the mobile telephone market in Israel. Our capacity is limited, and if we are required to allocate capacity to other operators, the services to our subscribers may be harmed or we may be required to invest additional capital in order to enable additional use of our network. If we fail to agree with new operators that are given access to our network regarding the tariffs for the usage of our infrastructure, the Ministry of Communications may set those tariffs. If the Ministry of Communications sets those tariffs too low, this may adversely affect our financial condition. In addition, operators, such as MVNOs, could offer mobile telecommunication services to our current customers at prices that are lower than our prices, thereby reducing our market share and/or causing price erosion and adversely affecting our financial results and condition.

The Ministry of Communications may require us to terminate the use of certain spectrum or to share with another operator some of the spectrum we are currently using on an exclusive basis, or to pay additional fees for the use of our current spectrum. These requirements, should they become effective, may adversely affect our network quality and capacity as well as our results of operations.

        We have been notified by the Ministry of Communications that a hearing will take place regarding our use of spectrum which was initially allocated for the use of a Palestinian mobile operator in the Palestinian Authority administered areas of the West Bank and Gaza Strip (the “Palestinian Administered Areas”). Our use of this spectrum is based on an agreement with the Palestinian mobile operator. The agreement was endorsed by both the Israeli and the Palestinian Ministries of Communications.

        Although we believe that we are entitled to use this spectrum and that we are paying the required consideration for the use of all our existing spectrum, including this spectrum, the result of such a hearing might be a requirement by the Ministry of Communications to terminate the use of that spectrum and/or to pay an additional fee for the use made of that spectrum.

        In addition, there are demands from different third parties to rearrange the current spectrum allocation in Israel and the Palestinian Administered Areas, particularly of the 900 Mhz frequencies, and also to allocate additional frequencies for the use of other mobile operators in the Palestinian Administered Areas, as well as additional frequencies for mobile operators, including WiMAX operators, which we may need for our next generation GSM technology such as LTE.

        If such a frequency rearrangement takes place, then the spectrum that we may need for our next generation GSM technology may not be available for us, or the spectrum that has been allocated to us for use on an exclusive basis may also be allocated to another operator in the Palestinian Administered Areas, or we may be required to terminate the use of part of our existing spectrum, which might be replaced by an allocation of a new band of spectrum that may be of inferior quality.

        If we were to be prevented from using a portion of our existing spectrum, or if alternative equivalent spectrum are not allocated to us, or if we were to be required to share some of our spectrum or to pay significant additional amounts for use of our existing spectrum, this could have a material adverse effect on our operations and profitability.

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

        Furthermore, although we believe that we are currently in compliance with all material requirements of our license, the interpretation and application of the technical standards used to measure these requirements, including the requirements regarding population coverage and minimum quality standards, and other license provisions may not be certain, and disagreements have arisen and may arise in the future between us and the Ministry of Communications. As indicated above difficulties in connection with obtaining building and other permits required for our network infrastructure may prevent us from achieving or maintaining the network coverage and quality requirements contained in our license. We have provided a bank guarantee to the Ministry of Communications in the amount of US$10 million to guarantee our performance under our license. If we are found to be in material breach of our license, the guarantee may be forfeited and our license may be revoked. In addition, the Ministry of Communications is authorized to levy significant fines on us for breaches of our licenses which could have a material adverse effect on our financial condition or results of operations.

Our mobile telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. Ensuring compliance with these obligations and restrictions may be outside our control, but if the obligations or restrictions are not respected by our shareholders, we could lose our license.

        As with other companies engaged in the telecommunications business in Israel, our license requires that a minimum economic and voting interest in, and other defined means of control of, our company be held by Israeli citizens and residents or entities under their control. If this requirement were not complied with, we could be found to be in breach of our license, even though ensuring compliance with this restriction may be outside our control.

        The Ministry of Communications amended our license effective April 14, 2005, reducing the required holdings by Israeli citizens and residents from 20% to 5%, which must be held by our founding shareholders who are Israeli entities or their approved substitutes. The amendment also requires that these shareholders appoint at least 10% of our Board of Directors. In 2006, our founding Israeli shareholders sold substantially all of their shares in the Company to Israeli institutional investors, who are approved substitutes. See “Item 7A Major Shareholders – Significant Changes in Holdings of Major Shareholders During the Past Three Years”. If our shareholders do not respect these conditions, we may be found to be in violation of our license.

        In addition, no transfer or acquisition of 10% or more of any of such means of control, or the acquisition of control of our company, may be made without the consent of the Ministry of Communications. Our license also restricts cross-ownership and cross-control among competing mobile telephone operators, including the ownership of 5% or more of the means of control of both our company and a competing operator, without the consent of the Ministry of Communications, which may limit certain persons from acquiring our shares. Shareholdings in breach of these limits relating to transfers or acquisitions of means of control or control of Partner could result in two consequences. First, the shares that are in excess of the limits will be converted into “dormant” shares, with no rights other than the right to receive dividends or other distributions to shareholders, and to participate in rights offerings until such time as the consent of the Ministry of Communications has been obtained. Second, the breach of the limits could result in the revocation of our license.

We may be adversely affected by regulatory developments relating to number portability.

         In March 2005, the Telecommunications Law was amended to require the Minister of Communications to implement a mobile number portability plan by September 2006. The number portability plan permits subscribers in Israel to change their service provider to another service provider while retaining the same telephone number. The mandated number portability plan was launched by all telecommunications operators in December 2007.

        We expect that number portability will increase churn rates and may increase subscriber acquisition and retention costs and tariff erosion. However, we cannot be sure how implementation of number portability will affect the overall functioning of our network and billing systems. These developments may have a material adverse effect on our business and on the overall functioning of our network and IT system.

        In addition, the Ministry of Communications has notified us, as well as the other operators, that it is considering imposing monetary sanctions on relevant telecommunication license holders, including us, in accordance with the Telecommunications Law for alleged violation of the obligation to implement number portability by September 2006. We submitted our position to the Ministry stating that the delay was a result of the Ministry’s failure to adequately plan and design the number portability plan. As a result of this dispute, we may be exposed to substantial monetary sanctions and further legal claims.

RISKS RELATING TO OUR BUSINESS OPERATIONS

Actual and alleged health risks related to network sites and the use of mobile telecommunications devices, including handsets, could have a material adverse effect on our business, operations and financial condition.

        A number of studies have been conducted to examine the health effects of wireless phone use and network sites, and some of these studies have been construed as indicating that radiation from wireless phone use causes adverse health effects. Media reports have suggested that radio frequency emissions from network sites, wireless handsets and other mobile telecommunication devices may raise various health concerns and may interfere with various electronic medical devices, including hearing aids and pacemakers. While, to the best of our knowledge, the handsets that we market comply with the applicable laws that relate to acceptable Specific Absorption Rate (“SAR”) levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, we have no information as to the actual level of SAR of the handsets along the lifecycle of the handsets, including in the case of handset repair.

        Several lawsuits have been filed outside of Israel against operators and other participants in the wireless industry alleging adverse health effects and other claims relating to radio frequency transmissions to and from handsets and other mobile telecommunications devices. We may be subject to potential future litigation relating to these health concerns.

        Furthermore, we do not expect to be able to obtain insurance with respect to such liability. The perception of increased health risks related to network sites may cause us increased difficulty in obtaining leases for new network site locations or renewing leases for existing locations. If it is ever determined that health risks existed or that there was a deviation from SAR standards which would result in a health risk from sites or handsets, this would have a material adverse effect on our business, operations and financial condition, including through exposure to potential liability, a reduction in subscribers and reduced usage per subscriber.

Competition from existing telecommunications providers, and potential changes in the competitive environment, may cause an increase in subscriber acquisition and retention costs or a decrease in tariffs, and may reduce our market share and increase churn rate, all of which could adversely affect our business and results of operations.

        Competition with existing cellular service providers. We compete primarily with Cellcom, Pelephone and MIRS, the other cellular telephone network operators in Israel. In 2006, Cellcom expanded its UMTS/ High Speed Downlink Packet Technology (“HSDPA”) and in 2008 launched its HSUPA service, and Pelephone, which currently uses CDMA-1x real time technology (“RTT”) as well as Evolution Data Optimized (“EVDO”), began in 2007 to roll out a UMTS/HSXPA network. Introduction of additional UMTS/HSXPA technology might decrease our competitive advantage and might adversely affect our financial results and conditions.

        Cellcom is an Israeli corporation that is part of the IDB group, a large Israeli conglomerate with holdings in subsidiary companies that operate in many different markets in Israel including the Israeli communications market providing high speed internet, international telephone services and wireline and land line communications services. In May 2008, the IDB group acquired through one of these subsidiaries a 15% holding in HOT Cable Communications System Ltd (HOT), a cable pay television operator. This transaction is still subject to certain conditions and approvals including the approval of the antitrust commissioner. Due to the IDB group’s strong position in Israel, we believe that in some cases we have experienced and may further experience the loss of business subscribers who are affiliates of the IDB group or do business with the IDB group, and who transfer their cellular business to Cellcom.

        Because of the ease of switching between mobile operators, we have already faced and may continue to face an increase in our churn rate and may be required to increase our customer retention costs, including subsidies towards upgrades of subscribers’ handsets, in order to retain our subscribers. In addition, the introduction of mobile number portability at the end of 2007 has further facilitated the switching of subscribers between mobile operators and has increased and may further increase our churn rate and customer acquisition and retention costs and cause tariff erosion. These developments may adversely affect our market share, financial condition and results of operations.

        Land-line competition. To the extent that land-line telephones are used instead of mobile telephones, we also compete with Bezeq, the incumbent land-line operator in Israel, HOT, the cable television operator in Israel, and other land-line operators. In 2004, Bezeq completed its acquisition of 100% of the shares of Pelephone, which may enable Pelephone and Bezeq to offer bundled services of land-line, mobile telephone and other telecommunication services, subject to regulatory approval. In the future other holders of licenses to provide land-line telephone services may enter the mobile telecommunications services market and increase the level of competition we face.

        In January 2007, we received a license for the provision of domestic land-line services which enables us to offer land-line services to subscribers. We may, however, be at a competitive disadvantage relative to operators who may be able to offer bundled services of land-line, mobile telephone and other communications services, using their wholly or partially owned infrastructure.

        We may also face competition from additional land-line operators, if additional land-line licenses are granted. As part of our land-line telephony license, the Ministry of Communications granted us the right to offer Voice Over Broadband (“VOB”) services using the infrastructure of Bezeq and HOT to access customers and to provide them with land-line telephony service without any payment to the infrastructure owner. However, we do not know how successful we will be in competing against currently established or potential future land-line service providers that, in addition to telecommunications services provided through their wholly or partially owned land-line infrastructure, will also offer mobile telecommunications services. As a result of these developments in the competitive environment, we may experience increased costs to attract and retain subscribers, further downward pressure on tariffs and loss of market share.

        Ministry studies to introduce new competitors and enhance competition. In 2007, the Ministry of Communications engaged NERA, an international consulting firm, to review the level of competition in Israel’s mobile market and to review whether to allow the entry of new operators including MVNO operators in the Israeli telecommunications market. Based on the findings of their review, of which only some portions have been made public, the Ministry of Communications may decide to grant licenses to MVNOs, who may be entitled to use Partner’s or other mobile operators’ infrastructure to offer mobile telephone services.

        In 2006, the Ministry of Communications appointed a public commission, the Grunau Committee, to review various issues in the Israeli communications market. The commission published its recommendations in March 2008, and its recommendations included: to accelerate the procedures necessary to allow the entry of MVNOs and additional infrastructure based operators to the mobile market; to publish a WiMAX frequencies tender for mobile use; to examine interconnect fees and further revise them accordingly, during 2009; to regulate charges for cellular-originated international calls and subject to such regulation, to allow cellular operators to enter the international long distance market; and to prohibit a linkage between a cellular services transaction and a handset purchase transaction. The commission further recommended the unbundling of Bezeq’s network to be followed by reducing some of the restrictions with respect to offering integrated packages of services currently imposed on Bezeq and its subsidiaries.

        If the Ministry of Communications decides to allow the entry of new operators into the Israeli telecommunications market, or to adopt other measures considered in the studies described above, competitive pressures may increase, which could adversely affect our business and results of operations.

        WiMAX licenses. During 2007 the Ministry of Communications published a draft policy with regard to Worldwide Interoperability for Microwave Access (“WiMAX”) spectrum licenses for the provision of cellular and land-line services to existing and future communication service providers. The Ministry of Communications also stated that it intended to promote competition in the cellular market by potentially granting preferences to existing telecommunication service providers in this regard. Cellular WiMAX is a competitive technology to HSDPA and Long Term Evolution (“LTE”), which are the next generation of GSM technologies. Granting WiMAX licenses to new operators or to any of our competitors and not to us might offer them a competitive advantage and adversely affect our business. Furthermore, if the Ministry of Communications allocates to new WiMAX operators frequencies which we may need for our next GSM generation technology, this may impair our ability to compete.

        Telecommunications industry consolidation.  There are two major groups in the Israeli telecommunications market that currently operate a wide range of telecommunications services, including mobile, fixed-line, data transmission and internet.  One of the groups also offers multichannel pay-TV services and therefore already possesses a full range of telecommunications businesses within the group. Subject to legal restrictions, the group can offer full packages of bundled services. The other telecommunications group may further develop its telecommunications portfolio by acquisitions of additional businesses in order to also be able to offer a complete range of telecommunications services. Such developments could substantially affect our position in the Israeli telecommunications market, in particular, by attracting a broad range of telecommunications subscribers to one or two full-service telecommunications groups, as well as by permitting such a group or groups to apply substantial pressure on market prices for selected sectors.  If such developments were to occur, our business and results of operations could be materially adversely affected.

Our subscriber growth rate, and consequently our revenue growth rate, has begun to slow, because Israel’s mobile telephone services market is highly penetrated, making it more difficult for us to obtain new subscribers and retain existing subscribers.

        Although Israel’s mobile telephone services market has experienced substantial growth, and we have experienced substantial subscriber growth since our commercial launch in 1999, the Israeli market for mobile telephone services is now highly penetrated, and the growth of the overall Israeli market and of our own subscriber base has been slower than in the past. According to data from the Central Bureau of Statistics, the population of Israel at the end of December 2007 was approximately 7.2 million. According to a recent report issued by a research company, at December 31, 2007, Israel’s mobile telephone market penetration is estimated to be approximately 125%. This may include dormant subscribers as well as subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers. While in the past our revenue growth has largely resulted from growth in the overall market, our future revenues will depend significantly on our ability to retain existing subscribers and to attract subscribers from the other mobile telephone network operators as well as on our ability to generate higher revenues from existing subscribers.

In the event critical elements of our mobile network are damaged or rendered non-operational, we may not be able to replace them or return them to service quickly and, as a result, we may not be able to provide telecommunications services to a substantial portion of our subscribers for an indeterminate period of time.

        Some elements of our mobile network perform critical functions for broad sectors of our network operation, such as switching and data platforms. If such a critical element were damaged due to fire, water, earthquake or some other natural or man-made cause, an entire sector of our network coverage may be rendered non-functioning, which means that we would not be able to provide telecommunications services to a substantial portion of our subscribers. Although we have prepared disaster recovery plans, it is not possible to determine in advance how effective such plans will be, and in particular how quickly we will be able to restore service. In the event we are unable to provide telecommunications services to a substantial portion of our subscribers for an extended period of time, our business and results of operations will be materially negatively affected.

We could be subject to legal claims due to the inability of our information systems to fully support our calling plans.

        In order to attract and retain the maximum number of subscribers in our highly competitive market, we design specific calling plans to suit the preferences of various subscriber groups. We require sophisticated information systems to record accurately subscriber usage pursuant to the particular terms of each subscriber’s plan, as well as accurate database management and operation of a very large number of calling plans. From time to time, we have detected some discrepancies between certain calling plans and the information processed by our internal information systems, such as applying an incorrect rebate or applying an incorrect tariff to a service, resulting in a higher charge. We have invested substantial resources to refine and improve our information and control systems and ensure that our calling plans are appropriately processed by our information systems. We have also taken steps to remedy the identified discrepancies. Despite our substantial investments, we may experience discrepancies in the future due to the multiplicity of our plans and the scope of the processing tasks. Further, while we invest substantial efforts in monitoring our employees and third-party distributors and dealers that market our services, it is possible that some of our employees, distributors or dealers may offer terms and make (or fail to make) representations to existing and prospective subscribers that do not fully conform to applicable law, our license or the terms of our calling plans. As a result of these discrepancies, we may be subject to subscribers’ claims, including class action claims, and substantial sanctions for breach of our license that may materially adversely affect our results of operations.

We are exposed to, and currently engaged in, a variety of legal proceedings, including several potential class action lawsuits related primarily to our network infrastructure and consumer claims.

        In addition to a number of legal and administrative proceedings arising in the ordinary course of our business, we have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure, which may result in civil liabilities or criminal penalties against us or our officers and directors, and consumer claims regarding, for example, our tariff plans and billing methods, which may result in significant monetary damages and civil penalties. See “Item 8. Financial Information – Legal and Administrative Proceedings”. Plaintiffs in some of these proceedings are seeking certification as class actions. Unless and until any of these claims is recognized as a class action, we and our legal counsel are unable to evaluate the probability of success of such claim, or the range of potential loss, with any degree of certainty, and therefore no provision has been made.

        We are subject to the risk of intellectual property rights claims against us, including in relation to innovations we develop ourselves and the right to use content, including music content, which we purchased from third parties who present themselves as the owners of the intellectual property rights included in the content, or as the representatives of the owners of the intellectual property, when in fact it may not be the case. These claims may require us to initiate or defend protracted and costly litigation, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages or may be required to obtain licenses for the infringing product or service. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be forced to stop using or selling the products and services, which could adversely affect our ability to provide certain services and products.

The telecommunications industry is subject to rapid and significant changes in technology which could reduce demand for our services.

        We may face competition from existing or future technologies, including land-line and cordless technologies, satellite-based personal communications services, private and shared radio networks, wireless broadband access services, voice over Internet Protocol services, wireless fidelity (“Wi-Fi”) technologies, WiMAX, and other communications technologies that have the technical capability to handle mobile telephone calls and to interconnect with the land-line telephone network and with internet networks. The effect of emerging and future technological changes, including the convergence of technologies and the introduction of new competitors with the ability to provide mobile telecommunication services to customers while mobile, or the viability or competitiveness of our network cannot be accurately predicted. The technologies we employ or intend to employ may become obsolete or subject to competition from new technologies in the future, and competition from new technologies in the future may have a material adverse impact on our business and results of operations.

Operating a cellular telecommunications network involves the inherent risk of fraudulent activities and potential abuse of our services, which may cause loss of revenues and non-recoverable expenses.

        There is an inherent risk of potential abuse by individuals, groups, businesses or other organizations that use our cellular telecommunications services and avoid paying for them. The effects of such fraudulent activities may be, among others, a loss of revenue and out of pocket expenses which we will have to pay to third parties in connection with those services, such as interconnect fees, payments to international operators or to operators overseas and payments to content providers. Such payments may be non-recoverable. Although we are taking measures in order to prevent fraudulent activities, we have suffered from these activities in the past, and we may suffer from them in the future. The financial impact of fraudulent activities that have occurred in the past has not been material. However, we cannot assure you that should fraudulent activities occur in the future, they will not materially affect our financial condition and results of operations.

We are dependent upon our ability to interconnect with other telecommunications carriers. We also depend on Bezeq and other suppliers for land-line transmission services. The failure of these carriers to provide these services on a consistent basis could have a material adverse effect on us.

        Our ability to provide commercially viable cellular telephone services depends upon our ability to interconnect with the telecommunications networks of existing and future land-line, cellular telephone and international operators in Israel in order to complete calls between our customers and parties on the land-line or other cellular telephone networks. All land-line, cellular telephone and international operators in Israel are legally required to provide interconnection to, and not to discriminate against, any other licensed telecommunications operator in Israel. We have signed interconnect agreements with cellular telephone network operators in Israel, and with Israeli international operators. We are currently operating without any formal agreements with Bezeq regarding interconnection to their land-line network. Our day-to-day arrangements with Bezeq substantially conform to a draft interconnect agreement negotiated with Bezeq.

        We have no control over the quality and timing of the investment and maintenance activities that are necessary for these entities to provide us with interconnection to their respective telecommunications networks. The failure of these or other telecommunications providers to provide reliable interconnections to us on a consistent basis could have a material adverse effect on our business, financial condition or results of operations. Disruptions, stoppages, strikes and slowdowns experienced by them may significantly affect our ability to provide cellular telephone services. The failure by our suppliers to provide reliable transmission services to us on a consistent basis could have a material adverse effect on our business, financial condition or results of operations.

Our marketing strategy is, in part, based upon the international Orange brand. If our license agreement terminates or is revoked, we will lose one of our main competitive strengths.

        Our marketing strategy currently relies on the use of the international Orange brand. We can operate our business under the Orange brand only if we have the right to use it under the brand license agreement with Orange International Developments Limited, a subsidiary of Orange plc. Under this license agreement, we are required to comply with the Orange brand guidelines established by Orange International. We have the right to use the Orange brand as long as we are able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel. Our right to use the Orange brand is royalty-free until 2013, after which the parties will negotiate the amount of royalty payments. If the parties do not agree on the amount of royalty payments, the determination of royalty payments will be referred to an arbitrator. The brand license agreement may be terminated by mutual agreement, or at our discretion, or by Orange International if a court determines that we have materially misused the brand and we continue to materially misuse the brand after such determination of material misuse. If we lose the right to use the Orange brand, our financial condition and results of operations may be materially adversely affected.

We depend on a limited number of suppliers for our network equipment. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of network equipment or maintenance support on a timely basis.

        We purchase our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software, from Alcatel (which acquired the Nortel UMTS business in 2006), Ericsson and Nokia. As of January 2008, we will purchase all our UMTS network equipment from Ericsson, which increases our dependence on them as our sole vendor for our UMTS network. Although our network utilizes standard equipment that is produced by several suppliers, we cannot be certain that we will be able to obtain equipment from one or more alternative suppliers on a timely basis in the event that any of our suppliers is unable to satisfy our equipment requirements. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of equipment, as well as ongoing maintenance support, in a timely manner. In addition, our results of operations could be adversely affected if the price of network equipment rises significantly. In our experience, suppliers from time to time extend delivery times, limit supplies and increase the prices of supplies due to their supply limitations and other factors.

Our business may be impacted by the shekel exchange rate fluctuations and inflation.

        Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, in recent years, approximately one quarter of our operating expenses (excluding depreciation and amortization), including a substantial majority of our equipment purchases, were linked to non-shekel currencies, mainly the U.S. dollar. These expenses related principally to the acquisition of handsets, where the price paid by us is based mainly on U.S. dollars. In addition, a substantial majority of our capital expenditures (including with respect to our 3G networks) are incurred in, or linked to, non-shekel currencies, mainly U.S. dollars. Thus, although the relative decline in value of the U.S. dollar against the shekel has helped offset increases in our financial and operating expenses in recent years, any devaluation of the shekel against the dollar (or other foreign currencies) will increase the shekel cost of our non-shekel denominated or linked expenses and capital expenditures. Such an increase may have an adverse impact on our results, which may be material. Material changes in exchange rates may cause the amounts that we must invest to increase materially in shekel terms.

        We hedge a portion of our foreign currency commitments. As of December 31, 2007, the notional amounts of our foreign currency derivatives were approximately US$93 million. Our derivative transactions are mainly designed to hedge short term cash flows related to anticipated payments in respect of purchases of handsets and capital expenditures in foreign currency.

        Our bank credit facility borrowings and Notes due 2012 are currently in shekels, most of which are linked to the consumer price index (“CPI”). We may not be permitted to raise our tariffs pursuant to our license in a manner that would fully compensate for any increase in the CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue. We enter into derivative transactions in order to protect ourselves from an increase in the CPI. As of December 31, 2007, the notional amounts of our CPI derivatives were approximately NIS 1,000 million (or approximately 46% of our CPI exposure).

If we are not able to successfully integrate new businesses or technologies, our business and results of operations may be harmed.

        In order to expand and improve our offering of services to our subscribers, attract new subscribers and secure new sources of revenue, we may acquire complementary businesses and technologies. The identification, acquisition and integration of new businesses or technologies may require substantial management attention, cause us to incur unforeseen costs and disrupt our ongoing business. Until now we have not engaged in significant acquisitions. If we are not able to successfully integrate any such acquisitions quickly and efficiently with our existing business, our business, results of operations, financial condition or cash flows may be harmed.

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which may have a material adverse effect on our operating results and our share price.

        Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to the evaluation of our internal control over financial reporting have resulted in increased general and administrative expenses and required substantial management time and attention. We expect these efforts to require the continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Although our management has concluded that our internal control over financial reporting was effective as of December 31, 2007, we may identify material weaknesses or other disclosable conditions in our future control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and significant effort and expense, and could have a material adverse effect on our operating results and on the market price of our ordinary shares.

The political and military conditions in Israel may adversely affect our financial condition and results of operations.

        The political and military conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners and political instability within Israel or its neighboring countries are likely to cause our revenues to fall and harm our business. The establishment in 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the region and during 2007 engaged in many attacks including missile strikes against Israel. Ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on the Israeli economy, in general, and on our business, financial condition or results of operations. In particular, in recent conflicts, missile attacks have occurred on civilian areas, which could cause substantial damage to our infrastructure network, reducing our ability to continue serving our customers as well as our overall network capacity.

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

        We first distributed dividends in 2005, and we have distributed dividends in each subsequent year. For 2007, we distributed cash dividends in the aggregate amount of approximately NIS 752 million, representing approximately 80% of annual net income for 2007, or NIS 4.79 per share. Under Israeli law, the payment of dividends may be made only from accumulated retained earnings or, for a company such as Partner Communications with negative net capital surplus, retained earnings accrued over a period of eight quarters (after deducting prior dividends to the extent not already deducted from retained earnings), and in either case, provided there is no reasonable concern that the dividend will prevent the company from satisfying current or foreseeable obligations as they come due. Accordingly, there is no assurance that we will be able to continue paying dividends or increase our payment of dividends in the future, nor is there any assurance that our Board of Directors will not change our dividend policy in the future.

        In November 2006, a decision of the Israeli Supreme Court limited, subject to several exceptions, the ability of a company to deduct for tax purposes interest expense incurred on debt in circumstances where the proceeds from the debt are determined to have been used to pay dividends. If this decision were found to be applicable to us, we could lose the ability to recognize, for tax purposes, interest expenses on borrowing used for distributing dividends or share buyback. As a result, we could suffer a reduction in our retained earnings and, in turn, a decrease in the amount available to us in the future for distribution of dividends.

RISKS RELATED TO OUR CONTROLLING SHAREHOLDER

Our company is controlled by a single shareholder.

        As of April 30, 2008, our controlling shareholder, Hutchison Telecommunications International Limited (“Hutchison Telecom”), who has been a major shareholder since we were created, held approximately 50.13% of our shares representing 50.33% of total voting rights. Hutchison Telecom has the ability to influence our business through its ability to control all actions that require majority approval by the shareholders and through its representatives on our Board of Directors. Hutchison Telecom is not obligated, however, to provide us with financial support or to exercise its rights as a shareholder in our best interests or in the best interests of our minority shareholders and noteholders, and it may engage in activities that conflict with such interests. If the interests of our controlling shareholder conflict with the interests of our other shareholders and noteholders, those shareholders and noteholders could be disadvantaged by the actions that this controlling shareholder chooses to pursue. In addition, our controlling shareholder may cause our business to pursue strategic objectives that may conflict with the interests of our other shareholders and noteholders.

We benefit from our relationship with Hutchison Telecom and Hutchison Whampoa, who are global players in the cellular telecommunications market. We cannot assure you that we will continue to enjoy the benefits of this relationship.

        Hutchison Telecom and its largest shareholder, Hutchison Whampoa Limited (“HWL”), are global players in the cellular telecommunications market. We benefit from the knowledge and experience of Hutchison Telecom and HWL in terms of both strategic advice and assistance in developing our business, and the recognition we have acquired in the industry as a result of their association with our company. Hutchison Telecom may not continue to be our controlling shareholder, and HWL may not continue to be the largest shareholder of Hutchison Telecom. If Hutchison Telecom ceases to be our controlling shareholder, or HWL ceases to be the largest shareholder of Hutchison Telecom, we may not continue to enjoy the current advantages of our relationship with Hutchison Telecom and HWL.

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

        In our short history, we have achieved a number of important milestones:

—	In April 1998, we received our license to establish and operate a cellular telephone network in Israel.

—	In January 1999, we launched full commercial operations with approximately 88% population coverage and established a nationwide distribution.

—	In October 1999, we completed our initial public offering of ordinary shares in the form of American Depositary Shares, and received net proceeds of approximately NIS 2,092 million, with the listing of our American Depositary Shares on NASDAQ and the London Stock Exchange. We used part of these net proceeds to repay approximately NIS 1,494 million in indebtedness to our principal shareholders, and the remainder to finance the continued development of our business.

—	In August 2000, we completed an offering, registered under the US Securities Act of 1933, as amended, of $175 million (approximately $170.5 million after deducting commissions and offering expenses) in 13% unsecured senior subordinated notes due 2010.

—	On March 31, 2001, we had over 1,000,000 subscribers.

—	In July 2001, we registered our ordinary shares for trading on the Tel Aviv Stock Exchange.

—	In December 2001, the Ministry of Communications awarded us two bands of spectrum: one band of GSM 1800 spectrum and one band of UMTS third generation spectrum.

—	In June 2002, our license was extended until February 2022.

—	In August 2003, we had over 2,000,000 subscribers.

—	In December 2004, we commercially launched our 3G network, having implemented our “soft launch” in June 2004.

—	In March 2005, we completed a debt offering, raising NIS 2.0 billion in a public offering in Israel of notes due 2012.

—	In April 2005, we repurchased approximately 33.3 million shares from our Israeli founding shareholders, representing approximately 18.1% of our outstanding shares immediately before the repurchase.

—	In August 2005, we redeemed our outstanding $175 million 13% unsecured senior subordinated notes.

—	In the third quarter of 2005, our Board of Directors and shareholders approved the distribution of our first cash dividend, in the amount of NIS 0.57 per share, totaling approximately NIS 86.4 million.

—	In July 2006, we purchased Med-1 I.C.–1 (1999) Ltd.‘s fiber-optic transmission business for approximately NIS 71 million (US$16.8 million), in order to enable us to reduce our transmission costs as well as to provide our business customers with bundled services of transmission of data and voice and land-line services.

—	In January 2007, we were granted a domestic fixed license by the Ministry of Communications, and in February 2007 we were granted a network termination point license.

For information on our capital expenditures for the last three financial years, and for the principal capital expenditures currently in progress, see “Item 5B. Liquidity and Capital Resources”.

4B. Business Overview

        In accordance with general practice in the cellular telephone industry, we use the term “subscriber”, unless the context otherwise requires, to indicate a telephone or a data or video device, rather than either a bill-paying network customer, who may have a number of telephones connected to the network, or a cellular telephone user who may share a single telephone with a number of other users. “Subscriber” includes our pre-paid customers. As of January 2008, a prepaid subscriber has been, and will continue to be, recognized as such only following the actual use of his prepaid SIM card. References to the number of subscribers are stated net of subscribers who leave or are disconnected from the network, or who have not generated revenue for the Company for a period of over six consecutive months ending at a reporting date.

        We were the first GSM mobile telephone network operator in Israel. We received our mobile telephone license in April 1998, commenced full commercial operations of our digital GSM cellular telephone network in January 1999 and on December 1, 2004 we commercially launched our third generation, or GSM, service. Since then, we have expanded rapidly, and on December 31, 2007, we had approximately 2.86 million subscribers, representing an estimated 32% of total Israeli cellular telephone subscribers at that date. During the twelve months ended December 31, 2007, we increased our customer base by approximately 7.2%, with approximately 192,000 net active new subscribers joining the Company in 2007, compared to 139,000 net new subscribers in 2006. At December 31, 2007, approximately 47.7% of our customer base (approximately 1,365,000 subscribers) was represented by private subscribers who subscribe to post-paid tariff plans, 24.6% (703,000 subscribers) by subscribers who subscribe to business tariff plans, and 27.7% (792,000 subscribers) by subscribers who subscribe to pre-paid tariff plans. As of December 31, 2007, we also had more than 633,000 3G customers (included in the subscriber data above), all of whom are post-paid subscribers.

        We market our services by capitalizing on the strong international Orange brand and the experience of our controlling shareholder, Hutchison Telecom. The Orange brand, which is licensed to us, has been used successfully in other markets around the world to promote cellular telephone services. Market surveys show that we have achieved strong brand awareness in Israel. We have also received awards recognizing our high standards of customer service. In 2007, we were named by Globes, a leading Israeli business daily newspaper, as the number-one communications brand in Israel for the fifth consecutive year.

        Our GSM/UMTS network covered approximately 97% of the Israeli population at year-end 2007. We currently operate our GSM network in the 900 MHz and 1800 MHz bands. Our GSM services include standard and enhanced GSM services, as well as value-added services and products such as roaming, voice mail, voice messaging, color picture messaging, ringtone and game downloads, information services, and General Packet Radio Services (“GPRS”), which enables the packet transfer of data.

        Our 3G network offers a wide range of services, such as video calls, a new portal of content services including a rich selection of video-based services under the “obox live” brand and the transmission of data.

        In March 2006, we launched services based on the High Speed Downlink Packet Access (“HSDPA”) technology. HSDPA is a technological enhancement to our 3G services that offers subscribers the ability to access our 3G services at higher speeds.

Special characteristics of the Cellular Telecommunications Industry in Israel

        The following are some of the special characteristics that we believe differentiate the Israeli market from other developed cellular telecommunications markets:

—	High Cellular Phone Usage. Israeli usage of cellular phones is relatively high compared to Western Europe in terms of average monthly usage per subscriber.

—	Calling Party Pays. In Israel, only the party originating a telephone call pays for the airtime. Cellular telephone network operators do not charge subscribers to receive calls on their handsets, except while roaming. This encourages higher rates of cellular telephone usage.

—	High Cellular Telephone Penetration. Since 1994, the market has sustained a rapid annual rate of growth from a 2.6% penetration rate at year-end 1994 to an estimated penetration rate in Israel at December 31, 2007 of 125%, representing approximately 9.0 million subscribers out of an estimated population of approximately 7.2 million. The total number of estimated cellular telephone subscribers includes dormant subscribers and subscribers to multiple networks as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers.

—	Multiple Different Cellular Telephone Technologies. The four cellular telephone licensees in Israel have systems based on multiple technologies. We are currently one of two Israeli network operators using GSM and UMTS systems. However, a third operator has begun rolling out its UMTS/HSXPA network. GSM is an advanced, internationally accepted technology, and according to an industry source, was used by approximately two and a half billion people worldwide as of December 31, 2007. Other technologies currently used by Israeli cellular telephone licensees include the N-AMPS analog, CDMA and CDMA1x RTT, EVDO, D-AMPS, EDGE, UMTS/HSDPA, HSXPA, HSUPA and iDEN systems.

—	Favorable Geography. Israel covers an area of approximately 8,000 square miles (20,700 square kilometers) and its population tends to be centered in a small number of densely populated areas. In addition, the terrain of Israel is relatively flat. These factors facilitate the roll out of a cellular network in a cost effective manner.

—	Strong Potential For Value-Added Services. Published market data shows that the relatively young Israeli population has a propensity to accept and use high technology products. We believe that this characteristic of the Israeli population will facilitate further growth in the Israeli cellular telecommunications market as well as the acceptance of new value-added services as they become available on our network.

Our Strategy

        We intend to continue to enhance revenues and profitability, and to continue to create value for our shareholders, customers and employees. In order to accomplish this, we intend to:

—	Broaden 3G Service Use and Our Subscriber Base. The penetration rate in Israel is high; however, we believe that we can continue to grow our subscriber base to increase our revenues. We believe that a major source of growth for us is additional revenues from our 3G subscribers consuming more data and content services. We are leveraging our brand and our outstanding reputation for network quality, innovation, and customer service to develop our 3G business in order to benefit from that growth. We consistently launch new 3G based products to attract new customers and to increase consumption of data services. We also aim to offer desirable content and to make our 3G services widely accessible and affordable.

—	Broaden Our Portfolio of Products and Services. We believe that a growth opportunity exists by broadening our portfolio of products and services beyond the pure cellular service to include land-line telephony, transmission services, Internet Service Provider (“ISP”) services and other accompanying telecom services. In order to reach customers, we will use our own fiber optic transmission network, leased access and transmission lines, or, with respect to Voice Over Broadband (“VOB”)services, the existing infrastructure of Bezeq, the incumbent land-line operator in Israel, and HOT, the cable television operator in Israel. Our licenses to operate in various telecommunications areas enable us to provide a wide range of services that will be used to create a bundle of telecom and other adjacent services which we believe will favorably affect our ability to limit cellular churn rates, increase customer loyalty, and generate additional streams of revenues. In the foreseeable future, we believe that revenues from these services will not be material compared to our total cellular revenues.

—	Retain the Strength of our Brand. We believe that a focused marketing strategy based upon the strong international Orange brand is critical to our subscriber growth and loyalty. In light of the benefits that our strong brand gives us, we intend to continue to promote our brand, including in connection with our 3G services, in order to maximize these advantages. We also intend to support our brand by continuing to focus on customer service, innovation and the quality of our network.

Competitive Strengths

        We believe that the following competitive strengths differentiate us from our competitors and will assist us in achieving our mission and implementing our strategies:

—	Strong Brand Identity. Since the launch of full commercial operations in 1999, we have made a substantial investment in promoting the Orange brand in Israel to represent quality, innovation and customer service. Our marketing activities have resulted in wide-scale recognition of the Orange brand in Israel.

—	3G Services. As of December 31, 2007, we had an Israeli nationwide UMTS network, which offers high speed data, advanced video content and video telephony, and in most populated areas also offers the features of HSDPA. We believe we are positioned as leaders in our 3G offering, both in terms of network quality as well as in terms of available content.

—	Focus on Customer Service. We believe we provide outstanding customer service through quick, simple and reliable handling of customer needs and interactions, which we have achieved through investments in technology and training of customer service skills.

—	High Quality Network and Technology Leadership. We believe that we set high standards for network quality and that our use of sophisticated network planning and optimization tools and techniques and our investment in dense base station coverage have produced a high quality network. Additionally, we believe that we are a recognized leader in the development and provision of cellular services in Israel.

—	Beneficial Relationship with Hutchison Telecom. Our controlling shareholder, Hutchison Telecom and its controlling shareholder, HWL, are global playersin the 2G and 3G mobile telecommunications market. Hutchison Telecom has a controlling interest in 3G mobile operations in Hong Kong, Macau and Indonesia and HWL has a controlling interest in 3G mobile operations in Austria, Australia, Denmark, Ireland, Italy, Sweden and the United Kingdom, and a license for developing a 3G network in Norway. We benefit from the knowledge and experience of Hutchison Telecom and HWL in terms of both strategic advice and assistance in developing our business, and the recognition we have acquired in the industry as a result of their association with our company.

—	Strong Financial Performance and Financial Position. Our net cash provided by operating activities less net cash used in investing activities has improved significantly and has grown from negative NIS 1,163.0 million in the year ended December 31, 2000 to positive NIS 774.8 million and NIS 916.2 million for the years ended December 31, 2006 and 2007, respectively.

—	Strong and Motivated Management Team. We have been able to attract a number of Israeli senior managers from the telecommunications, high-tech and consumer products industries. Our management team is experienced and highly respected and, we believe, well-positioned to manage the Company. We believe that our performance-based incentive package aligns the interests of senior management with those of our investors.

Marketing and Brand

        We believe that a focused marketing strategy is critical to support our goal of sustaining our position as a leading provider of quality and innovative cellular communications solutions in Israel. Our marketing strategy is based upon the strong international Orange Brand and emphasizes network quality, feature rich services, simplicity, innovation, customer service and customer retention. In carrying out this strategy we have made a substantial effort in promoting the Orange Brand in Israel as a vehicle for differentiating our services from those of our competitors. We believe the brand, which is licensed to us, has been a factor in our success.

        Our marketing strategy is based on the concept of high value for money and introducing advanced services for subscribers. In order to carry out our strategy, we offer our subscribers competitive tariffs, technologies and services that we believe are advanced, including our 3G services as well as our GPRS services. During 2007, we achieved the primary objective of our marketing strategy, which was to increase our 3G subscriber base and 3G usage by our customers as well as to enhance our long-term relationship with our customers through innovative retention activities.

        We commercially launched our UMTS network on December 1, 2004. As of December 31, 2007 we had more than 633,000 3G subscribers. As of the end of 2007, our UMTS network covered approximately 97% of the population of Israel. Our 3G network offers a wide range of new services, such as video calls; a new portal of content services including a rich selection of video-based and MP3 based services under the “obox live” brand, and the transmission of data at speeds of up to 3.6 Mbps. We have concluded content agreements with a variety of content providers and suppliers in the Israeli television and entertainment industry.

        In order to promote our advanced new services and to increase awareness of these services, we are taking many promotional steps, using a broad range of advertising media. We also intend to maintain our advertising presence in the media in order to maintain high exposure for our brand and advanced technologies. During 2007, our main advertising activities focused on promoting the subscribership and usage of 3G and HSDPA services, as well as increasing loyalty among our customers. Our marketing strategy focuses on promoting our services to various segments of the Israeli population, and we have extended this to our 3G services. We advertise our services in several languages. In addition to traditional media, we promote our brand and services by sponsoring and initiating cultural and community programs, such as the sponsoring of the Mamma Mia musical in Israel, a series of international music concerts held in the Tel-Aviv harbor and the International Film Festival, a major cultural event in Israel that takes place every year in Jerusalem and attracts international attention. We use the distinctive Orange Brand logo in all our promotional activities and advertising. See “Item 4B. Business Overview–Intellectual Property.”

Services and Products

        Our principal business is the provision of cellular telephone services in Israel. Our goal is to offer our subscribers a wide range of sophisticated and easy to use services based upon the latest proven technology, and we are continually developing tailored value-added services to meet the special needs of our subscribers and to enhance our long-term relationship with our subscribers.

        Our most basic service is telephony service – provided on both our GSM/GPRS network and our UMTS/HSDPA network. Our basic offer includes international dialing, roaming, voice mail, short message services, intelligent network services, content based on our cellular portal, data and fax transmission and other services. Our use of HSCSD, GSM, GPRS, UMTS and HSDPA technologies enables high speed data transmission. All our content services are unified under the obox brand: Our 2G and 2.5G content services are all branded as obox and our 3G services are branded as obox live. Our orange obox services enable the downloading of rich applications and content and WAP browsing, while our obox live services are enhanced by the video and audio capabilities of our UMTS network. Our MMS services enable subscribers to send photos, multimedia and animation from handset to handset and from handset to web. We also offer 24-hour, seven-day a week customer service, as well as handset repair and replacement services, to subscribers who acquire these services.

        We received and maintain the accreditation of the ISO 9001:2000 Standard from the Quality and Control Institute (“ICQ”), a quality system certification and registration body authorized by Bureau Veritas Quality International. ISO 9001:2000 is a quality management system specification whose requirements are aimed primarily at achieving customer satisfaction by preserving standardization at all stages, and throughout company processes.

Tariff Plans

        Since the beginning of our full commercial operations in 1999, we have introduced tariff plans aimed at bringing innovation to the Israeli cellular communications market. At December 31, 2007, approximately 24.6% of our subscribers were subscribed to business segment tariff plans (which are all post-paid), compared to approximately 23% at year-end 2006, approximately 47.7% of our subscribers were subscribed to post-paid private tariff plans, and approximately 27.7% were subscribed to pre-paid tariff plans.

        Our business tariff plans offer features attractive to business users such as: the charging of fees based on airtime usage without adding the interconnect charges imposed by other cellular and land-line providers for calls made by our subscribers that terminate on third party networks, and the provision of discounts for calls to designated numbers within a subscriber’s calling circle. In addition, we usually offer handset subsidies to customers joining these tariff plans.

        The elements of our tariff plans for private customers are packaged and marketed in various ways to create tariff packages attractive to target markets, including families, soldiers, Orthodox Jews, Arab and Russian communities, teens and students. Our tariff plans for private customers feature a certain number of free minutes for calls made between family members and special discounts on tariffs for calls among a limited number of family members or friends, and offer limited handset subsidies. Some of the tariff plans include minimum subscription periods of up to 36 months.

        Under our pre-paid plan, upon purchase of a SIM card or phone card or prepayment by credit card, customers can use our network, including some of our value-added services, without the need to register with us or enter into any contract. Our pre-paid plans enable us to compete in the growing pre-paid cellular services market.

International Roaming

        Israelis are frequent travelers. According to the Israel Central Bureau of Statistics, in 2007, more than 4.1 million overseas departures of Israelis were recorded, and almost 2.3 million people visited Israel during 2007. Roaming allows a mobile phone subscriber to place and to receive calls while in the coverage area of a network to which he or she does not subscribe and to be billed for such service by his or her home network. Facilitating international roaming was a primary design goal of the GSM system from its inception. A GSM roamer can therefore expect to enjoy substantially the same services, features and security while traveling as he does at home. We consider international roaming to be a significant source of revenue. The Ministry of Communications may introduce new regulations that would limit our revenues from roaming services. See “Item 4B. Business Overview – Regulation.”

        At December 31, 2007, we had open commercial roaming relationships with 368 operators in 172 countries or jurisdictions. We also have agreements with satellite operators, providing global coverage, requiring the use of unique handsets. Creating roaming relationships with multiple operators in each country increases potential incoming roaming revenue for us and gives our subscribers more choice in coverage, services and prices in that country.

        On December 31, 2007, we had 48 3G roaming agreements in 32 countries, enabling our 3G roamers to experience video calls, high speed data and video and audio content while abroad. Since we operate our GSM services on the 900 MHz band, which is the most widely-used among GSM operators worldwide in terms of handsets, and also on the 1800 MHz band, all of our roaming enabled subscribers may roam to most countries where we have roaming capability using their own handsets without modification. In some countries cellular networks use either the 1900 MHz band of GSM or other technologies (GSM 850, CDMA or UMTS) with which we have established international roaming. Our subscribers who own dual or tri-band handsets that work on GSM 1900 as well as GSM 900 may also use their own handsets in countries that deploy GSM 1900 frequency with networks using GSM 1900. Other subscribers who advise us of their intention to visit those countries are either loaned free of charge a compatible handset into which they insert their SIM, thus retaining their own phone number, phone book and all other regular features, or are given the option to rent such handsets at their destination upon their arrival. Since the launch of our 3G network, 3G networks around the world are becoming gradually available to our 3G subscribers. See also “Item 3D. Risk Factors – Risks Relating to the Regulation of Our Industry” for risks relating to the regulation of roaming tariffs.

Value-Added Services

        In addition to standard GSM value-added services, including voice mail, Short Message Service (“SMS”), voice messaging, fax mail, call waiting, call forwarding, caller identification and conference calling, we currently offer and are developing a variety of additional value-added services. Value-added network services are important to our business as they create differentiating factors and increase customer usage and satisfaction. We continuously track all major market developments regarding value-added network services, and we intend to implement and offer those services that are likely to be popular with customers and which would add value to our business. Some of the value-added services that we offer are available only to subscribers who have certain handset models.

        Our main focus throughout 2007 was to continue to expand our 3G and HSDPA business in Israel and to enhance our relationship with our customers through active retention activities. To meet these goals, we have expanded our 3G handset portfolio to cater to several specific market segments, we have enhanced our content portal offering and we have launched several innovative retention activities. The main value-added services we currently offer include the following:

—	Blackberry. This service offers customers one of the most advanced mail solutions. We offer the Blackberry handset along with the Blackberry service, with Hebrew support for emails and SMS messages.

—	Call back. While roaming, this service allows subscribers to return calls to Israel at discounted rates from most countries.

—	Content Download. This service enables the downloading of rich applications and content, including games, interactive screensavers and polyphonic ringtones. Our 3G users can also download specially edited video clips, MP3 songs, MP3 ringtones and other content items. A small portion of our 2.5G customers can also download several video and MP3 items over our GPRS network. In order to use these download services, the users have to own specific handsets.

—	Fun Tone. Personal ring back tone which is subject to the customer preference, from a wide international library of music tracks or other types of audio elements (e.g. sound effects) which is heard when dialing to this customer.

—	High Speed Data. We offer high speed data access through either Packet-Switched or Circuit-Switched technology. Packet-Switched services are through GPRS and HSDPA. We also support traditional Circuit-Switched based HSCSD service.

—	MMS Services. These services enable subscribers to send photos, multimedia and animation from handset to handset and from handset to e-mail, from handset to web album and from a web album to handsets, based on Multimedia Message Services (“MMS”) platform and on a web MMS storage album.

—	Mobile Instant Messaging. Java based application, which enables a customer who is a registered user in Windows Live Messenger or ICQ IM communities to enter his personal account in the community from his cell-phone, and send and receive IM messages to and from his contacts and see their current status.

—	Orange GPS. Java based application enables customers navigation, including voice navigation, using their cellular phone.

—	Orange Hotspots. This service enables Wi-Fi access from laptops to wireless networks in more than a few thousand hotspots in Israel and around the world, such as hotels, airports and restaurants.

—	Orange Mail. Mobile e-mail services that enable access to e-mail accounts (private or business accounts) through our WAP portal.

—	Orange “Precisely for You”. A service that checks a subscriber’s rate plan, handset type, seniority and usage patterns and offers a personalized offer.

—	Orange Shop. Website offering new and existing customers an online shop for handsets and plans.

—	Organizational Voice Recognition. A service that allows for voice recognition of the names listed in a customer’s global contact list. The customer is able to dial a number and ask for the contact person and the system connects the customer to that person.

—	PC to Mobile Video Calling. This service allows 3G subscribers to speak with any other party using an internet camera. This service expands the video telephony available to customers who do not have a 3G handset or are not within the 3G coverage area.

—	SIM Backup. This service allows customers to backup their phonebook entries on the SIM card on a network server. If the SIM card or phone is lost, the subscriber does not lose his contact list.

—	Speed Detectors. This service allows subscribers to receive a notice about speed detectors in their vicinity.

—	Vehicle Fleet Management. This service provides a comprehensive system for businesses to manage their vehicle fleet. It allows tracking the position, speed and direction of vehicles, which helps speed up delivery times, cut running costs and improve customer service. It provides the ability to assess at a glance which driver is best placed to respond to the next call, optimizing driver time, cutting fuel costs and improving efficiency. In addition, it provides the option to communicate with drivers via text messages.

—	Video and Audio Streaming. We provide our 3G customers (and a small portion of our 2.5G customers) with the ability to watch video clips and to listen to full music tracks without downloading them to their handset. These services offer a wide range of information and entertainment clips to view and listen to, and enable the customer to watch live television broadcasts.

—	Video Calls. This service enables our 3G users (while in our 3G coverage area and with a 3G handset) to speak with each other through video conferences – to hear and to see the other party simultaneously.

—	Video Mail. This service enables our 3G subscribers to send and receive video messages if the receiver is not available.

—	Virtual Private Network. User groups can be formed in multiple layers, and the members can then reach each other through short dialing codes, like extension numbers. This service is mostly used among business customers.

—	WAP Services. We have WAP technology that enables WAP-related services.

Handsets

        We provide handsets to our subscribers at discounts of up to 100% when they first become subscribers or when upgrading their handsets. The price at which the handset is provided depends upon the tariff package and special promotions.

        We currently offer a range of different handset models supplied by a number of manufacturers. We offer handsets to satisfy our subscribers’ roaming needs in the 900 MHz, 1800 MHz and 1900 MHz bands and in 2100 MHz (3G) as well. Not all handsets support all band ranges. We evaluate the technical features of every new cellular handset and, if we decide to make it available to subscribers, we obtain a type approval from the Ministry of Communications for such handset. We advise our sales representatives and dealers on compatibility and technical issues. All our handsets are EFR compatible to provide high voice quality. All of our handset models have Hebrew language displays. We have begun selling some innovative handsets with enhanced applications, including large screens with high resolution displays, high quality music performance, high quality cameras, video capabilities, embedded GPS, E-Mail massaging, open operating systems (Symbian), T.V. client and music library. Following the launch of our HSDPA network, we sell handsets that enable customers to use content services with high-speed rates of data transmission and lap tops with HSDPA data cards.

Land-line Services

        In addition to our cellular services, we provide, through our subsidiary Partner Landline Telecommunication Solutions, L.P., land-line transmission and data capacity services, using the transmission network we purchased from Med-1 1.C.1 (1999) Ltd. and have since then continued to expand. Our land-line capacity also includes capacity which we lease from other land-line telecommunications service providers. The services we offer includes, primarily, connectivity services by which we provide high quality, dedicated point-to-point connection for business customers and telecommunications providers, as well as land-line services to business customers.

Customer Division

        Our Customer Division incorporates all service, sales and distribution channels, and on December 31, 2007, had approximately 2,635 full-time employees, or nearly two thirds of our total work force, including managers, sales representatives and service representatives.

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

        Walk-in Centers. We currently operate 31 Partner owned service and sales centers across Israel. These centers provide a face-to-face, uniformly designed, contact channel and offer all services that we provide to customers: sales, handset upgrade, handset maintenance and other services (such as finance, rate-plan changes and subscription to new services). Several centers are focused on sales to both private and small business customers. These centers are located in central locations, such as shopping malls in Tel Aviv and its periphery, Jerusalem, Haifa and Be’er-Sheba. Lease agreements for our retail stores and service centers are for periods of two to five years. We have the option to extend the lease agreements for different periods of up to twenty years including the initial lease period. See also Note 7a(3) to our consolidated financial statements.

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

        All of our service channels are monitored and analyzed regularly in order to ensure the quality of our services and to detect areas that require improvement.

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

Direct Sales Channels

        Orange Sales and Service Centers: All of our walk-in centers serve as sales centers. The face-to-face contact enables customers to get the “feel and touch” of new handsets and services demonstrated by our representatives. The “feel and touch” approach enables us also to promote in particular our 3G products and services.

        Direct Sales Force: Our sales force is comprised of sales representatives, account managers and area managers, targeting business customers.

—	A team of regional representatives and customer account managers, located in four regional offices, supports small to medium-sized businesses.

—	A team of corporate representatives and customer account mangers who support large corporate customers.

—	A “door to door”sales-force focuses on individual and small business customers.

—	A telemarketing department conducts direct sales by phone (to private and business customers), initiates contacts to prospective customers and coordinates appointments for the sales representatives.

        Our sales force undergoes regular training to improve their skills of selling advanced solutions such as cellular data, intranet extension and connectivity, virtual private networks and other value-added services that appeal to corporate customers.

Indirect Sales Channels

        Traditional Dealer Networks. On December 31, 2007, we had agreements with 30 traditional dealers providing 45 points of sale, selling a range of our products. The private dealer network is an important distribution channel because of its ability to attract existing cellular users to our network. Our dealer network focuses primarily on sales to individual customers and, to a lesser extent, small business customers. Most of our dealers specialize in sales for post-paid customers, and others specialize on sales for pre-paid customers and distribution of pre-paid handsets to sub-dealers. In addition, we have specific dealers that target different segments of the Israeli population with the appropriate style, language and locations. We provide regular training to employees of our dealers to update them on our products and services. Our dealer managers visit dealers on a regular basis to provide information and training, answer questions and solve any problems that may arise. We pay our dealers competitive commissions and provide handset subsidies. However, dealers are not entitled to commissions for any customers that terminate their service within 60 days of activation.

        Non-Traditional Dealer Networks. Non-traditional dealers consist of generalist retailers or specialized stores that sell related products. We have contracted with “Super-Pharm”, the largest drugstore chain in Israel, to sell our network services. At December 31, 2007 our services were sold in Super-Pharm and Super-Link stores nationwide in a variety of formats, including Partner shop-in-shops, kiosks, wall-unit displays and at front counters. In 2007, approximately 16% of our new subscribers were recruited through sales by Super-Pharm. Super-Pharm sells our network services in their stores, and in a chain of stores called “Super-Link” that is dedicated to selling communications services and equipment. The agreement between the parties, which was amended in July 2007 with retroactive effect as of June 2006, will be renewed automatically at the beginning of each calendar year unless either of the parties notifies the other party in advance of their intention not to renew the agreement.

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

        All indirect sales channels are supported by a specialized “dealer support” call center providing information, support and coordination of appointments of car-kit installations.

Customer Contracts and Credit Policy

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

        Most of our subscribers pay for the handsets in 36 installments, which are charged directly to their credit card or to their monthly bill. If the customer opts to pay for the installment via his monthly bill, the outstanding installment payments are not secured. Subscribers are billed monthly for airtime charges and charges per services. Most of our business customers have signed 36-month contracts.

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

        All business subscribers and some of our individual subscribers can subscribe and pay for their services by credit card or direct debit. Customers acquiring more than ten handsets (or four in certain circumstances) are subject to a credit scoring review performed by outside credit agencies. All customers are subject to a monthly maximum credit limit. When the monthly limit is exceeded, usage may be limited. Roaming access for direct debit subscribers is subject to credit scoring by outside credit agencies and may require additional guarantees or credit checks.

Our Network

        We have built an extensive, resilient and advanced cellular network system in Israel, allowing us to offer our services with extensive coverage and consistent high quality. During the years ended December 31, 2005, 2006 and 2007, we have made net capital expenditures of NIS 369 million, NIS 363 million and NIS 417 million ($108 million), respectively, in our network infrastructure, including optic fibers.

Overview

        Third generation wireless communication, which offers full interactive multimedia capabilities at data rates of up to 384 Kbps, is bringing wire-free networks significantly closer to the capabilities of land-line networks. Improvements in coding and data compression technology will provide better voice quality and more reliable data transmission. UMTS is the global standard adopted for the implementation of third generation wireless telecommunications capable of data rates of 3.6 Mbps and is the 3G technology we use. HSDPA is a technological enhancement to our 3G services that offers subscribers the ability to access our 3G services at higher speeds.

Infrastructure

        As of December 31, 2007, our GSM network consisted of 1,738 macrobase transceiver stations and 232 microbase transceiver stations, all linked to 30 base station controllers. The base station subsystem is controlled by 11 cellular switching centers. Base transceiver stations, cellular switching centers and base station controllers are interconnected by approximately 5,750 transmission links. Ericsson and Nokia supply our base station controller and base transceiver station sites for our GSM and GPRS network.

        As of December 31, 2007, our UMTS network consisted of 1,539 macrobase transceiver base stations and 198 microbase and indoor transceiver stations, all linked to 10 radio network controllers. The base station subsystem is controlled by three mobile switching centers and six media gateways. The base transceiver stations, the mobile switching centers and the radio network controllers are interconnected by approximately 1,450 transmission links. Alcatel Lucent and Ericsson supply our 3G UTRAN and Ericsson supplies our core network equipment. As of January 2008, Ericsson is our sole 3G UTRAN supplier.

        In addition, our network is interconnected with two public switched telephone companies, Bezeq and HOT, in several locations across Israel. Our network is also directly connected to the three cellular networks and the six Israeli international operators, and indirectly to the land-line and cellular telephone networks of Paltel.

        Our transmission network is made up of leased lines from Bezeq and Cellcom and our own microwave links and fiber optic infrastructure. Currently most of our transmission network consists of leased lines. In 2006, we purchased from Med I.C.–1 (1999) Ltd, its fiber-optic transmission business in order to enable us to reduce our transmission costs as well as to provide our business customers with bundled services of data and voice transmission and land-line services.

        Our GSM and UMTS network covered approximately 97% of the Israeli population at year-end 2007. We are continuing to expand and improve the coverage, capacity and quality of our UMTS network.

Network Design

        Our primary cellular network design objective is to further expand and improve our UMTS/HSDPA cellular telephone network to provide high voice, video and packet quality, call reliability, high capacity and high coverage quality and to maintain technological advantages over our competitors. In formulating our network design objectives, we have been guided by our business strategy to build the highest quality network. The quality parameters that we seek to satisfy are those that we believe are important to cellular phone users: voice quality, high data rate packet sessions, low “blocked call” rate, low “dropped call” rate and deep indoor penetration, especially in densely populated areas or areas of special commercial interest. The two main examined parameters used to measure network performance for voice and packet data are the setup call success rate and the dropped calls rate.

        With these quality parameters in mind, we rolled out our UMTS/HSDPA network starting in 2004, which shares locations with the GSM sites. We use monitoring probes and counters to ensure network quality.

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

Spectrum Allocation and Capacity

        Spectrum availability is limited and is allocated by the Ministry of Communications through a licensing process. Pursuant to the terms of our license and subsequent allocations, we were allocated 2x10.4 MHz in the 900 MHz frequency band, of which 2x2.4 MHz are shared with Paltel which operates in the West Bank and the Gaza Strip. We also have an agreement to use an additional 2x2.4 MHz of spectrum in the 900 MHz frequency band on a shared basis with Paltel. Under this agreement, which has been endorsed by the Ministry of Communications, we are permitted to use this additional spectrum in Israel so long as we do not cause interference in areas where Paltel operates. See “Item 3C. Risk Factors” for a discussion of the risks associated with developments in spectrum allocation.

        We were also allocated two additional bands of spectrum: 2 x 10 MHz of GSM 1800 spectrum and 2 x 10 MHz and 1 x 5 MHz of UMTS/HSDPA third generation spectrum. During 2002, we deployed GSM 1800 MHz band base transceiver stations to enhance the capacity of our GSM 900 MHz network, and to further improve our GSM 900 MHz network’s quality.

Enabling Systems

        In December 2004 we commercially launched our UMTS network with advanced applications and services including, among others, a UMTS content portal offering a variety of services such as live TV channels, JAVA games, maps and directions application, wide range of music (MP3) services. We have installed a video gateway and a streaming server, enabling us to offer our customers a range of video services on UMTS handsets.

Site Procurement

        Once a new coverage area has been identified, our technical staff determines the optimal base station location and the required coverage characteristics. The area is then surveyed to identify network sites. In urban areas, typical sites are building rooftops. In rural areas, masts are usually constructed. Technical staff also identify the best means of connecting the base station to the network, for example, via leased or owned and operated microwave links or wired links leased from Bezeq. Once a preferred site has been identified and the exact equipment configuration for that site decided, we begin the process of obtaining necessary approvals.

        The erection of most of these network sites requires building permits from local or regional authorities, as well as a number of additional permits from governmental and regulatory authorities, such as:

—	erection and operating permits from the Ministry of the Environment;

—	permits from the Civil Aviation Authority, in certain cases; and

—	permits from the Israeli Defense Forces.

        See “Item 4B. Information on the Company–Business Overview–Regulation” for a description of the approvals that are required for the erection and operation of network sites and the requirement to provide indemnification undertakings to local committees.

Suppliers

        Our network utilizes standard equipment, which is available from a limited number of suppliers. In November 2003, we entered into a framework agreement with Nortel Networks to supply us with our UMTS wireless network. Under the agreement, Nortel supplies us with cellular switching centers, radio network controllers, Node B’s and other UMTS equipment. In 2006, the Nortel UMTS access business was sold to Alcatel Lucent.

        Ericsson, together with its affiliates, is a major supplier of GSM equipment with cellular switching centers, base station controllers, base transceiver stations, transit transmission centers, operation support systems and transmission systems equipment. Ericsson is also our major supplier of GPRS network equipment, including GPRS support nodes and gateway GPRS support nodes, as a second vendor for UMTS infrastructure equipment. On December 20, 2007, we entered into an agreement with Ericsson for the supply of 3G radio equipment to replace our existing Alcatel-Lucent 3G equipment and to expand our existing 3G network, as well as to provide support and maintenance for the Ericsson elements in our network. As a result, Ericsson shall become our sole supplier for our 3G network.

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

Interconnection

        All telecommunications providers with general licenses in Israel have provisions in their licenses requiring them to connect their networks with all other telecommunications networks in Israel. Currently, our network is connected directly with all other telecommunications networks operating in Israel.

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

        We have formal interconnect agreements with all Israeli cellular and land-line companies. The interconnect tariffs are set forth in the Interconnection Regulations (Telecommunications and Broadcasts) (Fees for Interconnections) 2000 that imposes a uniform call interconnect tariff for all cellular telephone operators.

        Our network is connected directly and indirectly through Bezeq to Paltel and Jawwal, the Palestinian land-line and cellular operators. Since we transfer and receive part of the traffic to and from Paltel’s network through the Bezeq network, we pay Bezeq a transit fee for each call.

        In recent years, the Ministry of Communications has reduced the call interconnect tariffs from NIS 0.50 per minute in the beginning of 2003 to NIS 0.22 per minute as of the date of this Annual Report, and SMS interconnect tariffs from NIS 0.38 in May 2004 to NIS 0.025 as of the date of this Annual Report. In response to the tariff reductions described above, we implemented cost-cutting measures as well as price increases and repackaging of our tariff plans. Depending on the effectiveness of such steps, and other factors such as general market conditions, these regulatory changes may negatively impact our revenues and profits. The Grunau Committee, whose recommendations were published in March 2008, recommended further review of interconnect tariffs. See “- Regulation – Telecommunications Law” below.

        We have written interconnect agreements or operating arrangements with all of the international service providers. The regulated interconnect tariff for incoming international calls was reduced to NIS 0.22 per minute, in line with the reduction in interconnect tariffs for incoming domestic calls, effective March 1, 2008. This tariff, adjusted to conform to changes in the consumer price index (“CPI”), amounts to NIS 0.2327 per minute.

        In January 2007, one of our subsidiaries received a domestic land-line license. Our subsidiary is connected, directly with all other telecommunication networks operating in Israel. The interconnection fees are set by the Interconnection Regulations (Bezeq and Broadcasts) (Fees for Interconnection) 2006.

Competition

        There are currently four cellular telephone network operators in Israel: Partner, Cellcom, Pelephone and MIRS. We compete with Cellcom, Pelephone and MIRS principally on the basis of telecommunications service quality, brand identity, variety of handsets, tariffs, value-added services and the quality of customer services.

        The table below sets forth an estimate of each operator’s share of total subscribers in the Israeli cellular market at December 31, 2003, 2004, 2005 and 2006 and 2007.

Market Share*	2003	2004	2005	2006	2007

Partner	31%	32%	32%	32%	32%
Cellcom	35%	34%	33%	34%	34%
Pelephone	30%	30%	30%	29%	29%
MIRS	4%	4%	5%	5%	5%

    *        Based on information contained in published reports issued by, and public statements made by, Pelephone and Cellcom or by their respective shareholders and from Partner subscriber data. The figures for MIRS are our estimates.

        Cellcom is an Israeli corporation whose major beneficial shareholder is Discount Investment Corporation Ltd, (DIC). DIC is a majority-owned subsidiary of IDB Development Corporation, which in turn is a majority-owned subsidiary of IDB Holding Corporation Ltd (IDB). The IDB group is one of the largest business groups in Israel, whose indirect subsidiaries also operate in the Israeli communications market providing high speed internet, international telephone services and wireline and land line communications services. In May 2008, the IDB group acquired through one of these subsidiaries a 15% holding in HOT Cable Communications System Ltd (HOT), a cable pay television operator. This transaction is still subject to certain conditions and approvals including the approval of the antitrust commissioner.

        Cellcom operates nationwide cellular telephone networks based on GSM 1800 MHz/GPRS, D-AMPS, EDGE and UMTS/HSDPA HSUPA technologies. Cellcom commercially launched its UMTS service and handsets in July 2006.

        Pelephone is an Israeli corporation wholly owned by Bezeq, the primary land-line operator in Israel that is controlled by S.C.G. Group (Haim Saban), the Apax Fund, and Arkin Communications (Mori Arkin). Pelephone, which currently uses the N-AMPS analog and the CDMA, CDMA-1x RTT, as well as the EVDO technology, began in 2007 to roll out a UMTS/HSXPA network, which would strengthen its ability to compete in the provision of inbound and outbound roaming services as well as improve its competitive position in the market.

        MIRS, an Enhanced Specialized Mobile Radio, or “trunking” network, was granted a general license to operate as a mobile telephone operator in 2001. MIRS is an Israeli corporation whose major shareholder is Motorola Communications (Israel) Ltd. MIRS operates using an Enhanced Specialized Mobile Radio, or “trunking” iDEN network and has expressed its intention to roll out a WiMAX network subject to receiving a license.

        In addition, the Palestine Telecommunication Co. Ltd. (“Paltel”) operates a GSM mobile telephone network under the name “Jawwal” in the Palestinian Administered Areas, as well as a land-line network. Paltel’s GSM network competes with our network in some border coverage overlap areas. In addition, a second Palestinian operator is expected to roll out its GSM network during 2008-2009.

        To the extent that land-line telephones are used instead of mobile telephones, we also compete with Bezeq, the incumbent land-line operator in Israel, HOT, the cable television operator in Israel, and other land-line operators who start to provide land-line telecommunications services. In 2004, Bezeq completed its acquisition of 100% of the shares of Pelephone, which may enable Pelephone and Bezeq and other affiliates of Bezeq to offer bundled services of land-line, mobile telephone and other telecommunication services, subject to regulatory approval. In the future other holders of licenses to provide land-line telephone services may enter the mobile telecommunications services market via MVNO and increase the level of competition we face.

        For a discussion of the risks created by our competitive environment, see “Item 3D. Risk Factors”.

Information Technology

        We depend upon a wide range of information technology systems to support network management, subscriber registration and billing, customer service and marketing and management functions. These systems execute critical tasks for our business, from rating and billing of calls, to monitoring our points of sale and network sites, to managing highly segmented marketing campaigns. As our subscriber base has grown, we have devoted significant resources to expanding and enhancing our information technology systems, adopting and implementing new systems, including Customer Relations Management (“CRM”) systems, which have contributed to our customers’ satisfaction with our service, as well as updating our financial management and accounting system. We believe these systems have been an important factor in our achievements since our commercial launch.

        While many of our systems have been developed by third-party vendors, all of them have been modified and refined to suit our particular needs. In certain instances, we have developed critical information technology systems internally to meet our specific requirements. For example, significant segments of our CRM and business information infrastructure were developed internally and were designed to integrate our customer service outreach with our overall sales and marketing effort. In other cases, conversely, we have outsourced responsibility for certain systems to third parties. Our “Vantive” CRM system is in the process of being replaced through a contract with IBM to implement a new CRM system based upon “Siebel” software. The migration to the new CRM system is in progress.

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

        We have also entered into a brand support/technology transfer agreement with Orange Personal Communications Services Limited. Under this agreement, Orange Personal will provide us with information and expertise to support the Orange Brand in Israel at an agreed cost. See “Item 3D. Risk Factors–Our marketing strategy is based, in part, upon the international Orange Brand. If our license agreement terminates or is revoked, we will lose one of our main competitive strengths.”

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

        General licenses, which relate to telecommunications activities over a public network or for the granting of nationwide services or international telecommunications services, have been awarded to Bezeq, and to HOT, to the four cellular telephone operators and to the international operators. In addition, the Ministry of Communications may issue additional mobile telephone operator and other licenses in the future.

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

        Royalties. Pursuant to the Telecommunication (Royalties) Regulations, 2001, we must pay royalties to the State of Israel every quarter based on our chargeable revenues, as defined in the regulation, from mobile telephone services (including, among other, airtime, monthly subscription fees, roaming services and non-recurring), on a cumulative basis, excluding value-added tax. Revenues for purposes of royalty calculation also exclude revenues transferred to other telecommunications license holders, bad debts, payments for roaming services to foreign mobile telephone operators and certain other revenues. The regulation provided a rate of 4% in 2003 and a rate of 3.5% in 2004 and 2005. In November 2004, the Ministry of Communications announced that from January 2006 the rate of royalties payments will be reduced annually by 0.5% to a level of 1%. For 2007 the rate was 2.5% and it will continue to be reduced by 0.5% per year until reaching a rate of 1%.

Fair Competition and Antitrust Law

        Provisions protecting Partner from anti-competitive practices can be found in our license and in the licenses of the other telecommunications operators, in the various telecommunications regulations and in the Restrictive Trade Practices Law. Our license emphasizes the principle of granting users equal access to the systems of each of the operators upon equitable terms. The Telecommunications Law also provides certain protection against disruption of telecommunications services.

        The Restrictive Trade Practices Law is the principal statute concerning restrictive practices, mergers and monopolies. This law prohibits a monopoly from abusing its market position in a manner that might reduce competition in the market or negatively affect the public. The law empowers the Commissioner of Restrictive Trade Practices to instruct a monopoly abusing its market power to perform certain acts or to refrain from certain acts in order to prevent the abuse. Bezeq has been declared a monopoly in certain markets, a ruling it failed to challenge successfully. For more information see “Item 3D. Risk Factors– We operate in a highly regulated telecommunications market which limits our flexibility in managing our business and may materially and adversely affect our business and results of operations”.

        The Israeli Commissioner of Restrictive Trade Practices expressed his view in the past, that the cellular telephone industry in Israel operates as an oligopoly and that the Israeli government should intervene to regulate prices. Such a finding could result in increased regulatory intervention (including with regard to tariffs and tariffing practices), the application of certain limitations on our conduct and increased litigation. Tariff increases by the cellular telephone operators have prompted the Ministry of Communications to express its intention to intervene in the market by, inter alia, introducing new operators. See “Item 3C. Risk Factors”.

Regulatory Developments

        In 2003, the Ministry of Communications decided to open the international call market to new competitors. However, the Ministry announced that it will not allow cellular operators to enter the international call market, at this stage. This policy might be changed following the Grunau Committee recommendations of March 2008 according to which the Ministry of Communications should allow the cellular operators to offer international call services.

        In 2004, the Ministry of Communications began authorizing the issuance of licenses to provide domestic land-line (wireline and wireless) services to customers, competing with Bezeq, on a non-universal service basis. Services provided under such license must be precisely defined by the provider, must be provided to customers in a region, or regions, defined by the provider and must be provided to a defined type of customer. Under the terms of such license, the provider must demonstrate aggregate revenues of no less than NIS 50 million within 3 years from the launching of the services. The license term is 20 years. In January 2007, we were granted this license.

        The Ministry of Communications has promulgated regulations that, coupled with a change effected in the cellular telephone operators’ licenses, impose a uniform call and SMS interconnect tariff. In November 2004, the Ministry of Communications announced regulatory changes significantly reducing call interconnect tariffs and SMS interconnect tariffs, effective March 1, 2005, with additional reductions mandated for the coming years. In addition, the Ministry of Communications further announced that billing units will be reduced from the present intervals of up to 12 seconds to 1 second, effective December 31, 2008. Furthermore, the Ministry of Communications also indicated that it intends to start implementing a process to bring about unification of rates for calls terminating both on and off an operator’s network, and disallow charging the customer with a separate interconnect tariffs. Preliminary hearings with the cellular operators in Israel on this matter commenced in August 2005, but have been suspended and are expected to be resumed in 2008. See “Item 4B. Information on the Company–Business Overview–Interconnection.”

        In November 2006, the license of each Israeli cellular operator was amended in a manner that obligates the operator as of January 2007 to provide, in all calls made to its subscribers and directed to voicemail, an announcement that the call is being directed to voicemail. The operators are not allowed to charge for a call terminated up to one second after the announcement is made. Such regulation has adversely affected our financial results.

        In January 2007, the Ministry of Communications published a policy regarding VOB services. The policy, among other things, allows licensed third parties to access the infrastructure of domestic land-line operators in order to provide VOB services to customers, charging customers directly, with no need to pay to the access owner any usage fees. Our domestic land-line license was amended in February 2007 to allow us to provide VOB services to the public in accordance with this policy.

        The Ministry of Communications is evaluating the cost of roaming and may introduce new regulations that would limit fees charged by Israeli cellular companies for calls made by the customers of foreign network operators while they are in Israel and using our network, as well for calls made by our own customers using their handsets abroad. Because we consider roaming charges to be a significant source of revenue, such regulatory limits could adversely affect our revenues.

        In January 2007, the Ministry of Communications appointed a public commission, headed by Prof. Grunau, a professor of economics at Hebrew University, to formulate recommendations regarding the policy and the principles of competition in the Israeli telecommunications market. The issues to be examined by the commission included the structural separation of activities, such as transmission and content, including the structural separation of Bezeq; the requirement that licensed telecommunication companies provide access to their infrastructure to other companies; and the principle of convergence arrangements between cellular and land-line operators, as well as between voice service providers and video and data service providers. In March 2008 the commission published its recommendations including recommendations: developing a wholesale market in the land-line segment that would center around a local loop unbundling obligation, acceleration of the regulatory process required for the entry of virtual operators into the cellular market and of the WiMAX tender, and a change in the billing method for calls initiated by our subscribers to destinations abroad, following which the tariff for such calls is determined by the international operator who will pay us the regulated interconnect tariff for incoming international calls to cellular subscribers.

        In August 2007, our license was amended, prohibiting as of September 2007, the ability to offer tariff plans that are based on one-minute billing units and other billing units longer than twelve seconds. In addition, as of January 2009, all of our tariff plans will be based on one second billing units. Such regulation may adversely affect our business and operating results.

        In August 2007, the Parliament’s economic committee appointed a sub-committee for the advancement of competition in the mobile market, to consider issues regarding the transparency of customer bills and the ability to compare prices between operators, the examination of the cost of one minute calls, binding agreements, fines for leaving cellular companies, the abundance of tariff plans and the number portability reform. The committee has not yet published its findings or recommendations.

        In October 2007, the Ministry of Communications renewed a hearing process to consider prohibiting the cellular operators from linking the sale of handsets to the provision of various benefits regarding cellular services, including air time.

        In March 2008, our license was amended shortening the commitment period in the standard subscriber agreements with customers from 36 months to 18 months, for non-business customers.

Entry of MVNO Operators

        MVNOs, or mobile virtual network operators, are mobile telecommunications operators that do not own their own spectrum and usually do not have their physical own network infrastructure. Instead, MVNOs have business arrangements with existing cellular operators to use their infrastructure and network for the MVNOs’ own customers. The introduction of the operation of MVNOs into the Israeli mobile telecommunications market could increase competition, which may adversely affect our business, revenues and results of operations.

        In March 2007, the Ministry of Communications initiated a review whether to allow the entry of MVNO operators in the Israeli telecommunications market. In August 2007, recommendations were submitted to the Ministry of Communications to allow the entry of MVNOs into the Israeli mobile market by granting them licenses, at the first stage by encouraging negotiations between potential virtual operators and the existing mobile operators without the Ministry of Communication’s intervention. In August 2007, the Israeli government instructed the Ministry of Communications to take all measures necessary to allow any MVNO wishing to provide cellular services to the public using the network of a cellular operator to do so as of December 31, 2007. In March 2008, the public commission headed by Prof. Grunau recommended acceleration of the regulatory process required for the entry of MVNOs into the mobile market and of the WiMAX tender. In addition, a private bill was introduced in parliament to facilitate the process of MVNO entry into the Israeli market. The Ministry of Communications has not yet published its recommendations.

Number Portability

        In March 2005, the Telecommunications Law was amended to require the Minister of Communications to implement a mobile number portability plan and, separately, a fixed number portability plan, in each case by September 2006. The number portability plan permits subscribers in Israel to change their service provider to another network operator while retaining the same telephone number.

        The number portability plan mandated by law was launched by all telecommunications operators on December 1, 2007. The Ministry has notified us as well as the other operators that it is considering imposing monetary sanctions on relevant telecommunication license holders, including us, in accordance with the Telecommunications Law for alleged violation of the obligation to implement number portability by September 2006. We submitted our position to the Ministry stating that the delay was a result of the Ministry’s failure to adequately plan and design the number portability plan. As a result of this dispute, we may be exposed to substantial monetary sanctions and further legal claims.

WiMAX Bandwidth

        The Ministry of Communications is in the process of conducting hearings regarding the allocation of bandwidth in the Worldwide Interoperability for Microwave Access (“WiMAX”) spectrum. WiMAX is a technology that aims to provide wireless data over long distances, in a variety of different methods, from point to point links to full mobile type access. Following the hearings, the Ministry of Communications may elect to adopt regulations that result in Partner not receiving an allocation of bandwidth from the WiMAX spectrum while other existing telecommunications operators as well as new ones may receive such an allocation. If the Ministry of Communications elects to adopt such regulations, it could harm our ability to compete with telecommunications providers using the WiMAX spectrum.

Liberalization of Handset Market

        The Ministry of Communication announced in October 2005 its plans to increase competition in the market for selling cellular handsets by opening the market to competitors. We are unable at this point to assess how the market liberalization in the handset market would affect us, although we believe that such competition will not have a material affect on our business.

Our Mobile Telephone License

        On April 7, 1998, the Ministry of Communications granted to us a general license to establish and operate a mobile telephone network in Israel for which we paid a license fee and associated costs totaling approximately NIS 1,571 million, including an amount of approximately NIS 12 million as a license fee adjustment to reflect changes in the consumer price index (“CPI”) from the time we submitted a bid for our license until the time our license was granted by the Ministry of Communications. We paid this additional fee under protest and requested a refund of the fee from the Ministry of Communications. As a result of the rejection of our request by the Ministry of Communications, we filed a suit in the Jerusalem District court, which ruled in our favor. The Ministry of Communications is appealing the decision.

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

        In 2004, our license was amended to regulate access to adult voice services through all mobile media including voice, picture, chat and dating services. The access to adult voice services is through a domestic dialing code by a plan set by the Ministry of Communications and a service number that we allocate to the provider of the adult voice services. Access to the adult voice services is automatically barred as a default for all our subscribers unless they specifically request the service and verify that they are over 18 years of age. This amendment has been applied to all cellular operators, to Bezeq and to the international operators. The Ministry of Communications will hold the operators liable and accountable for any infractions of this amendment. Additional amendments during 2006 extended the regulation of access for adult voice services described above to 3G technologies as well, including non-voice and internet services provided (directly and indirectly) either through phone calls to numbers allocated by us or through our internet portal. In April 2007, an additional amendment set forth rules to verify the identity of a customer requesting removal of the bar, as an adult, including a written request with a copy of an official I.D. that identifies the subscriber as an adult or by presenting such an I.D. to the operator, in person.

        On March 9, 2005, our license was further amended. The principal elements of this amendment are as follows:

—	Our founding shareholders and their approved substitutes must hold, in the aggregate, at least 26% of each of our means of control. Furthermore, the maintenance of at least 26% of our means of control by our founding shareholders and their approved substitutes allows Partner to be protected from a license breach that would result from a transfer of shares for which the authorization of the Ministry of Communications was required, but not obtained.

—	Israeli entities from among our founding shareholders and their approved substitutes must hold at least 5% of our issued share capital and of each of our means of control. “Israeli entities” are defined as individuals who are citizens and residents of Israel and entities formed in Israel and controlled, directly or indirectly, by individuals who are citizens and residents of Israel, provided that indirect control is only through entities formed in Israel, unless otherwise approved by the Israeli Prime Minister or Minister of Communications.

—	At least 10% of our Board of Directors must be appointed by Israeli entities, as defined above, provided that if the Board of Directors is comprised of up to 14 members, only one such director must be so appointed, and if the Board of Directors is comprised of between 15 and 24 members, only two such directors must be so appointed.

—	Matters relating to national security shall be dealt with only by a Board of Directors committee that has been formed for that purpose. The committee includes at least 4 members, of which at least one is an external director. Only directors with the required clearance and those deemed appropriate by Israel’s General Security Service may be members of this committee. Resolutions approved by this committee shall be deemed adopted by the Board of Directors.

—	The Minister of Communications shall be entitled to appoint an observer to the Board of Directors and its committees, subject to certain qualifications and confidentiality undertakings.

        In November 2006, our license was again amended. The principal elements of this amendment were as follows:

—	We are required to operate a telephone information service which provides telephone listings for our subscribers. We are also obligated to share our telephone subscriber listing information with other operators to be used in their telephone information systems.

—	For telephone calls transferred to our subscriber’s voicemail, we are required to allow the calling party an opportunity to disconnect the call within the first few seconds without incurring a charge.

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

        Interconnection. Like the licenses of Pelephone, Cellcom and MIRS, our license requires that we interconnect our mobile telephone network to other telecommunications networks operating in Israel, including that of Bezeq and other domestic land-line operators, the other mobile telephone operators and the international operators.

        Conversely, Partner must allow other network operators to interconnect to its network. See “Item 4B. Information on the Company–Business Overview–Interconnection.”

        Service Approval. The Ministry of Communications has the authority to require us to submit for approval details of any of our services (including details concerning tariffs). In addition, we are required to inform the Ministry of Communications prior to the activation of any service on a specified list of services.

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

        Territory of License. Our license authorizes us to provide mobile telephone services within the State of Israel as well as offer roaming services outside the State of Israel. In May 2000, we were also granted a license from the Israeli Civil Administration, to provide mobile services to the Israeli populated areas in the West Bank. The license is effective until April 7, 2013. The provisions of the general license described above, including as to its extension, generally apply to this license, subject to certain modifications. We believe that we will be able to receive an extension to this license upon request.

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

        During an emergency period, control of Partner’s mobile radio telephone system may be assumed by any lawfully authorized person for the security of the State of Israel to ensure the provisions of necessary service to the public, and some of the spectrum granted to us may be withdrawn. In addition, our license requires us to supply certain services to the Israeli defense and security forces. Furthermore, certain of our senior officers are required to obtain security clearance from Israeli authorities.

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

Other Licenses

        Domestic Land-line License. In January, 2007, the Ministry of Communications granted Partner Fixed Communication Solutions Limited Partnership a license for the provision of domestic land-line telecommunications services. The license expires in twenty years but may be extended by the Ministry of Communications for successive periods of ten years provided that the licensee has complied with the terms of the license and has acted consistently for the enhancement of telecom services and their enhancement. The licensee deposited a bank guarantee in the amount of NIS 10 million with the Ministry of Communications upon receiving the license which shall be used to secure the licensee’s obligations under the License. The general conditions of the mobile telephone license described above, generally apply to this license, subject to certain modifications. In addition to any 10% share transfer requiring the prior approval of the Ministry of Communications, the license additionally requires approval prior to a third party acquiring the ability to exercise significant influence over us. In this context, holding 25% of our means of control is presumed to confer significant influence. The license was amended in February 2007 to grant us the right to offer Voice Over Broadband (“VOB”) services using the infrastructure of Bezeq and HOT to access customers and to provide them with land-line telephony service without any payment to the infrastructure owner. The License was further amended in July 2007 to incorporate the provision of transmission and data communications services that were previously provided for under a transmission license that was granted in July 2006.

        ISP License. In March 2001, we received a special license granted by the Ministry of Communications, allowing us through our own facilities to provide internet access to both mobile and land-line network customers. The license was renewed in April 2008 and is valid until April 2013.

        NTP License. In February 2007 we received a special license granted by the Ministry of Communications allowing us to provide certain telecom services, including providing and installing equipment and cabling, representing the subscriber with local fixed operators, and establishing and operating control facilities within a subscriber’s premises. The license is valid until February 2012.

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

Network Site Permits

        Permits of the Ministry of the Environment

        Pursuant to the Pharmacists (Radioactive Elements and Products) Regulations, 1980 (the “Pharmacists Regulations”) issued under the Pharmaceutics Ordinance, the Ministry of the Environment was empowered to grant erection permits and operation permits for our antennas. The granting of such permits was subject to the satisfaction of conditions to which we were subject under the Pharmacists Regulations. The application to the Ministry of the Environment must include a discussion of the type of device, its impact on the environment both during ordinary operation and in maximum level of operation, and details of the possible dangers posed by the device and the manner in which these dangers may be prevented or neutralized. In addition, the application includes an engineer’s sketch of the device and its related equipment.

        The Ministry of the Environment has adopted the International Radiation Protection Agency’s standard as a basis for the consents it gives for the erection and operation of our antennas. This standard is an international standard based upon a number of years of scientific study.

        On January 1, 2006, the Non-Ionizing Radiation Law (5766-2006), which replaced the Pharmacists Regulations regarding matters that pertain to radiation from cellular sites, was enacted. This law defines the various powers of the Ministry of the Environment as they relate, inter alia, to the grant of permits for network sites and sets standards for permitted levels of non-ionizing radiation emissions and reporting procedures. Pursuant to this law, most of which entered into effect on January 1, 2007, a request for an operating permit from the Ministry of the Environment with respect to either new sites or existing sites would require a building permit for such site(s). If we will continue to face difficulties in obtaining building permits from the local planning and building committee, we may fail to obtain also operation permits from the Ministry of the Environment. Operation of an network site without a permit from the Ministry of the Environment may result in criminal and civil liability to us or to our officers and directors.

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

        On January 3, 2006, the National Council for Planning and Building added a new requirement for obtaining a building permit for network sites: the submission of an undertaking to indemnify the local committee for claims relating to the depreciation of the surrounding property value as a result of the construction or existence of the antenna.

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

        Under the Non-Ionizing Radiation Law, which imposes criminal sanctions for non-compliance with its dictates, the National Council for Planning and Building was granted the power to determine the level of indemnification for reduction of property value to be undertaken as a precondition for a cellular company to obtain a building permit for a new or existing network site. As a result, the National Council for Planning and Building has decided that until National Building Plan 36 is amended to reflect a different indemnification amount, cellular companies will be required to undertake to indemnify the building and planning committee for 100% of all losses resulting from claims against the committee. Thus, at present, in order to obtain a building permit for a new or existing network site, we must provide full indemnification for the reduction of property value.

        We cannot predict whether the legal requirement to provide full indemnification will be adopted in the amended National Building Plan 36, nor can we predict when the National Building Plan 36 will be amended. These recent developments may have a material adverse effect on our financial condition and results of operations, as well as plans to expand and enhance network coverage. For more information, see “Item 3D. Risk Factors – In connection with certain building permits, we may also be required to indemnify certain planning committees in respect of claims against them relating to the depreciation of property values that result from the granting of permits for network sites, which may have a material adverse effect on our financial condition and results of operations”.

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

        We, like other cellular telephone operators in Israel, provide repeaters, also known as bi-directional amplifiers, to subscribers seeking an interim solution to weak signal reception within specific indoor locations. In light of the lack of a clear policy of the local planning and building authorities, and in light of the practice of the other cellular telephone operators, we have not requested permits under the Planning and Building Law for the repeaters. However, we have received from the Ministry of Communications an approval to connect the repeaters to our communications network. We have also approached the Ministry of the Environment, asserting that no permits are necessary for the repeaters, based on the Ministry’s previous advice that permits are not necessary for devices with comparable levels of emission called “Fixed Cellular Terminals.”

        In addition, we construct and operate microwave links as part of our transmission network. The various types of microwave links receive permits from the Ministry of the Environment in respect of their radiation level. Based on an exemption in the Telecommunications Law, we believe that building permits are not required for the installation of most of these microwave links on rooftops, but to the best of our knowledge, there is not yet a determinative ruling on this issue by the Israeli courts. If the courts determine that building permits are necessary for the installation of these sites, it could have a negative impact on our ability to obtain environmental permits for these sites and to deploy additional microwave links, and could hinder the coverage, quality and capacity of our transmission network and our ability to continue to market our land-line services effectively.

        We have received approval from the Ministry of Communications for selling and distributing all of the handsets and other terminal equipment we sell. The Ministry of the Environment also has authority to regulate the sale of handsets in Israel, and under the new Non-Ionizing Radiation Law, certain types of devices, which are radiation sources, including cellular handsets, have been exempted from requiring an approval from the Ministry of the Environment so long as the radiation level emitted during the use of such handsets does not exceed the radiation level permitted under the Non-Ionizing Radiation Law. Since June 15, 2002, we have been required to provide information to purchasers of handsets on the Specific Absorption Rate (“SAR”) of the handsets as well as its compliance with certain standards pursuant to a regulation under the Consumer Protection Law. While, to the best of our knowledge, the handsets that we market comply with the applicable laws that relate to acceptable SAR levels, we rely on the SAR published by the manufacturer of these handsets and do not perform independent inspections of the SAR levels of these handsets.

        In November 2005, a new procedure was adopted by the Ministry of Communications with regard to the importation, marketing, and approval for 2G and 2.5G handsets. Prior to the implementation of the new procedure, suppliers of 2G and 2.5G handsets in Israel were required to obtain an interim, non-binding approval of the handset type from the relevant cellular telephone operators before receiving final approval from the Ministry of Communications to supply such handsets in Israel to such operators. Under the new procedure, handsets that have already received the internationally recognized Global Certification Forum approval prior to their importation into Israel are now exempt from the requirement of receiving an interim, non-binding approval from the relevant cellular telephone operators in Israel. This could expose us to the risk that handsets not reviewed and approved by us may interfere with the operation of our network. The new procedures described above do not apply to 3G handsets, which still require cellular telephone operators to grant an interim, non-binding approval to the Ministry of Communications before the Ministry grants its final approval in all circumstances.

        In addition, this procedure also called for repaired handsets to comply with all applicable standards required for obtaining handset type approval, including standards relating to the safety, electromagnetic levels, and SAR levels. Under a December 2005 amendment to this procedure, in the event that the SAR level is not measured after the repair of a handset, the repairing entity is required to notify the customer by means of a label affixed to the handset that the SAR may have been altered following the repair, in accordance with the provisions relating to the form of such label set forth in the procedure. A consultant had been retained by the Ministry of Communications to formulate a recommendation regarding the appropriate manner to implement the procedure for repairing handsets. In the course of the consultant’s work, he met with cellular telephone operators, including Partner. In August 2006, the consultant submitted his findings to the Ministry of Communications, but the Ministry of Communications has not yet issued any guidelines. We intend to comply with the decision of the Ministry of Communications on this matter once a decision is published.

        In April 2007, the Minister of Communications granted us the rights to use public land for the purpose of deploying and maintaining our transmission network, subject to the consent of the relevant local planning committees pursuant to an expedited approval process. As a result of these rights, we are exempt from applying for a building permit under the Planning and Building Law in connection with the deployment and maintenance of our transmission network on public land.

4C. Organizational Structure

        We currently have three wholly-owned subsidiaries, Partner Future Communications 2000 Ltd., an Israeli corporation, Partner Land-Line Communications Solutions LLP, an Israeli limited partnership, and Partner Business Communications Solutions, LLP, an Israeli limited partnership. Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner of each of the limited partnerships. We are an indirect subsidiary of Hutchison Telecom, which as of March 31, 2008, held approximately 50.13% of our shares, representing 50.33% of our total voting rights. Hutchison Telecom is an international provider of mobile and land-line telecommunications services with operations in eight markets.

4D. Property, Plant and Equipment

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

        We lease a call center at 5 Kornas St. in Haifa, a building of 2,525 square meters, as well as an additional 500 square meters. The lease agreements are for 3 year periods commencing in May 2005 and March 2007, respectively. We have the option to extend the leases period for 6 years. We also lease a call center in Jerusalem, a building of 797 square meters. The lease agreement is for a two year period commencing in March 2007.

Network

        We lease most of the sites where our mobile telecommunications network equipment is installed throughout Israel. At December 31, 2007, we had 2,388 network sites (including micro-sites) The lease agreements relating to our network sites are generally for periods of two to three years. We have the option to extend the lease periods up to ten years (including the original lease period).

        The erection and operation of most of these network sites requires building permits from local or regional zoning authorities, as well as a number of additional permits from governmental and regulatory authorities, and we have had difficulties in obtaining some of these permits. Difficulties obtaining required permits could continue and therefore affect our ability to maintain cell network sites. In addition, as we grow our subscriber base and seek to improve the range and quality of our services, we need to further expand our network, and difficulties in obtaining required permits may delay, increase the costs or prevent us from achieving these goals in full. See “Item 3D. Risk Factors – Risks Relating to the Regulation of Our Industry” and “Item 4B. Business Overview – Regulation”.

        Land-lines. In addition to our cellular network, we possess, through our subsidiary Partner Landline Telecommunication Solutions, L.P., land-line transmission and data capacity, using the advanced transmission network we purchased from Med-1 1.C.1 (1999) Ltd. and have since then continued to expand. Our land-line capacity also includes capacity which we lease from other land-line telecommunications service providers.

Service Centers and Points of Sale

        Lease agreements for our retail stores and service centers are for periods of two to five years. We have the option to extend the lease agreements for different periods of up to sixteen additional years (including the original lease period). The average size of our retail stores and service center is approximately 350 square meters. See also Note 7a(3) to our consolidated financial statements.

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

5A. Operating Results

Overview

Business Developments in 2007

        In 2007, approximately 192,000 net active subscribers joined the Company, most of whom were high-quality post-paid customers, compared with approximately 139,000 in 2006. The business sector accounted for approximately 51% of annual net new active subscribers, and post-paid private subscribers for approximately 43% of annual net new active subscribers. At the end of December 2007, the Company’s active subscriber base, including both 2G and 3G subscribers, was approximately 2,860,000, including approximately 703,000 business subscribers or 24.6% of the base, approximately 1,365,000 post-paid private subscribers, or 47.7% of the base, and approximately 792,000 prepaid subscribers, or 27.7% of the base. 2007 year-end market share is estimated be unchanged from 2006 at around 32%.

        Our leadership in 3G continues to strengthen, and approximately 30% of our post-paid subscriber base was benefiting from the wide range of 3G services and advanced handsets we offered by year-end, enabling us to generate more than NIS 425 million revenues from data and content services in 2007,compared to NIS 316 million in 2006 (excluding SMS messages). The Company added approximately 357,000 subscribers to its 3G network in 2007, and its 3G subscriber base reached approximately 633,000 by year-end.

        On December 20, 2007 we entered into an agreement with LM Ericsson Israel Ltd., for the replacement of third party vendors of the Company’s existing 3G equipment and the expansion of the 3G network, and for the support and maintenance of the Ericsson elements in the Company’s network for a period of three years. The major driver for the agreement is the expected decrease of the network maintenance and expansion costs. As a result of the agreement, Ericsson will become the sole vendor for the Company’s 3G network. The Company allocated the purchase price of US$ 65 million to the above deliverables based on their relative fair values. Of this amount, US$ 6.6 million related to support and maintenance of the Network for three years. The purchase price is after deduction of commercial discounts, some of which are contingent upon future negotiations for further purchases of services that are probable.

         Following the agreement, in accordance with Financial Accounting Standards No. 144 (FAS 144), “Accounting for the Impairment or Disposal of Long Lived Assets”, the Company, on December 20, 2007, reviewed the communication network for impairment, in order to assure that the carrying amount of the fixed assets is recoverable. No impairment loss was required. Following the impairment test, the Company accelerated the estimated useful life of the equipment to be replaced (in the depreciated amount of approximately NIS 136 million) to the period it is anticipating that the actual replacement will take place. The transaction will result in depreciation acceleration of the replaced equipment, throughout the replacement period which will end at the latest by the third quarter of 2011. Most of the accelerated depreciation is expected to be recorded during 2008.

         The major event in Israel’s mobile industry in 2007 was the introduction in December 2007 of number portability. The introduction of number portability required us to invest additional resources in order to reach out to new subscribers and to ensure the continued satisfaction of Partner’s existing subscribers. As of March 31, 2008, more than 10,000 post-paid subscribers net had joined the Company’s customer base since December 1, 2007, bringing their number from their original operator.

        The annual churn rate in 2007 was 15.0%, a decrease from 15.6% in 2006, despite an increase in churn in the prepaid sector. For a definition of “churn rate”, see footnote 8 under “Item 3A. Selected Financial Data”.

        2007 average monthly usage per subscriber (“MOU”) was 336 minutes, an increase of 8% compared with 311 minutes in 2006. 2007 annual average monthly revenue per subscriber (“ARPU”) was NIS 158 (US$ 41), unchanged from 2006.

        The table below sets forth a summary of selected financial and operating data for each of the years ended December 31, 2007, 2006 and 2005:

	2005	2006	2007

Revenues (NIS million)	5,123	5,607	6,114
Operating profit (NIS million)	903	1,218	1,405
Income before taxes (NIS million)	557	1,052	1,278
Net income (NIS million)	355	682	940
Capital expenditures, net (NIS million)	486	488	469
Cash flow provided by operating activities
net of investment activities (NIS million)	460	775	916
Subscribers (thousands)	2,529	2,668	2,860
Annual churn rate (%)	13.6%	15.6%	15%
Average monthly usage per subscriber (in minutes)	294	311	336
Average monthly revenue per subscriber (NIS)	156	158	158

Other developments

        In August 2007, our license was amended, prohibiting as of September 2007, the ability to offer tariff plans that are based on one-minute billing units and other billing units longer than twelve seconds. In addition, as of January 2009, all of our tariff plans will be based on one second billing units. Such regulation may adversely affect our business and revenues.

        Beginning in January 2008 the Company adopted a more conservative and rigorous policy for recognizing prepaid subscribers. The aim of the new policy is to ensure that purchased prepaid SIM cards are only recognized in the subscriber base after the prepaid SIM cards are actually used by the prepaid subscribers. The change reduces the reported prepaid subscriber base by approximately 60,000 subscribers from January 2008.

        A further approximate 14% reduction in interconnect tariffs went into effect on March 1, 2008. This will dilute the average tariff per minute (including incoming calls) for 2008 compared with 2007.

Revenues

        We derive revenues from the sale of both services and equipment.

        Our principal source of revenues is from the sale of cellular network services, primarily network airtime usage fees, and is denominated primarily in shekels. In 2007, as in each of 2006 and 2005, approximately one half of network airtime usage fees were derived from outgoing calls and tariff rate plan fees with the remainder generated from interconnect fees from other operators, roaming and data and content services. Data and content revenues excluding SMS messages accounted for 8.0% of service revenues in 2007, and revenues from SMS message services accounted for 4.8% of service revenues in 2007. Other service revenues include revenues from the sale of handset warranties and of land-line and transmission services.

        Equipment revenues are derived from sales of handsets, car kits and accessories.

        We recognize revenues from network services at the time we provide the service to the subscriber. We recognize revenues from handset sales, car kits and other equipment only upon delivery and the transfer of ownership to the subscriber.

Cost of Revenues

        Our principal components of cost of revenues are:

—	interconnect fees paid to the land-line and other telecommunication network operators in Israel and charges paid to foreign GSM network operators;

—	handset and car-kit costs;

—	depreciation of our network and amortization of our license;

—	salaries and related expenses, including compensation related to employee stock option plans;

—	leases for our antenna and other network sites;

—	network maintenance;

—	content revenue costs paid to the providers of content we offer to our subscribers;

—	costs of replacing or repairing damaged handsets; and

—	royalties paid to the Israeli Government under our license.

Selling and Marketing Expenses

        Our principal components of selling and marketing expenses are:

—	salaries and related expenses, including compensation related to employee stock option plans;

—	advertising and promotion; and

—	sales commissions to dealers.

General and Administrative Expenses

        Our principal components of general and administrative expenses are:

—	salaries and related expenses, including compensation related to employee stock option plans;

—	provision for bad debts;

—	professional fees and consultancy fees;

—	depreciation and amortization; and

—	insurance.

Financial Expenses

        Our principal components of financial expenses, net are:

—	interest on notes and bank loans;

—	exchange rate and linkage differences; and

—	net hedging costs on foreign currency and CPI exposure.

Key Business Indicators (Operating Data)

        Our primary key business indicators are described below. These indicators are widely used in the cellular telephone service industry to evaluate performance:

—	number of subscribers;

—	average monthly revenue per subscriber ("ARPU");

—	average monthly minutes of usage per subscriber ("MOU"); and

—	churn rate.

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

Long-Lived Assets

        We have substantial investments in tangible and intangible long-lived assets, primarily our communications network, our license and spectrum. Changes in technology or changes in our intended use of these assets can cause the estimated period of use or the value of these assets to change. We amortize our communications network by the straight-line method, mainly over 6.7 years (15% per year). For instance, had the percentage of depreciation been decreased by 5%, our operating profit would increase by approximately NIS 124 million and had the percentage of depreciation increased by 5%, our operating profit would decrease by approximately NIS 112 million. We amortize our license by the straight-line method over the utilization period of the license, which is based upon the license period. During 2002, our license was extended by 14 years to 2022. Consequently, the amortized balance of our license is amortized as of 2002 over the period ending in 2022. We review our communications network, license and spectrum for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable through undiscounted future cash flows. If necessary, we write down the assets to their estimated fair values. No write-downs of our long-lived assets have been recorded since incorporation.

Allowance for Doubtful Accounts

        We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our subscribers to make required payments. We base our allowance on the likelihood of recoverability of accounts receivable based on the age of the balances, our historical write-off experience net of recoveries, changes in the credit worthiness of our customers, and collection trends. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of specific debts doubtful of collection, calculated as a specified percentage of the outstanding balance in each debt age group, with the percentage of the allowance increasing as the age of the debt increases. For example, a debt that is between 1 to 1.5 years overdue is reserved for at the rate of 80.9%. If we decreased our percentage of the allowance for all aging debts by 15%, our operating profit would increase by NIS 23 million. If we increased such percentage by 15%, our operating profit would decrease by NIS 18 million. Actual customer collections could differ from our estimates. For example, if the financial condition or our customers were to deteriorate, additional allowances may be required. Our bad debt expenses as a percentage of revenues were 0.6%, 0.5% and 0.7% for the years ended December 31, 2005, 2006 and 2007, respectively.

Results of Operations for the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

        Revenues. In 2007 the Company achieved total net revenues of NIS 6,113.6 million (US$ 1,589.6 million), an increase of 9.0% from NIS 5,606.7 million in 2006.

        Revenues from services. Annual service revenues totaled NIS 5,328.7 million (US$ 1,385.5 million) in 2007, representing an increase of 6.0% from NIS 5,027.3 million in 2006. The increase was driven primarily by subscriber base growth, an increase in the weight of post-paid subscribers in our subscriber base, higher average minutes of use, as well as an increase in content and data revenues, partially offset by a decrease in average revenue per minute.

        Total network minutes in 2007 increased by 14% compared with 2006, resulting mainly from an expanding subscriber base, which grew by approximately 7.2% in 2007, as well as from an 8% increase in minutes of use per subscriber. The effect of this increase on revenues was partially offset by an 11% dilution in the average tariff per minute (including interconnect tariffs). The dilution was a result of competitive market pressures on tariffs charged to subscribers; the increase in the weight of business subscribers in our total customer base to 24.6% of the subscriber base at year-end 2007, from 22.07% at year-end 2006, since business subscribers benefit from special tariff rates; and regulatory intervention, including the reduction of approximately 10% in interconnect tariffs which went into effect on March 1, 2007, and the regulation restricting our ability to charge for calls directed to voice mail which went into effect January 1, 2007.

        Data and content revenues, excluding SMS messages, totaled NIS 425.3 million (US$ 110.6 million) in 2007, accounting for 8.0% of service revenues, up from NIS 316.1 million, representing 6.3% of service revenues, in 2006. Revenues from SMS message services totaled NIS 253.7 million (US$ 66.0 million) in 2007, accounting for 4.8% of service revenues, up from NIS 192.5 million, representing 3.8% of service revenues, in 2006.

        Revenues from equipment. Equipment revenues in 2007 totaled NIS 784.9 million (US$ 204.1 million), representing an increase of 35.5% from NIS 579.4 million in 2006. The increase was caused by increases both in the average revenue per sale, reflecting the higher proportion of more advanced and higher cost 3G handset sales to new and upgrading subscribers, as well as in the total number of handset sales to new and upgrading subscribers.

        Gross profit. Gross profit in 2007 was NIS 2,010.6 million (US$ 522.8 million), representing a 17.6% increase from gross profit in 2006 of NIS 1,709.4 million.

        Gross profit from services. Annual gross profit from services in 2007 was NIS 2,227.2 million (US$ 579.1 million), an increase of 14.7% from NIS 1,941.8 million in 2006. The increase reflects the higher service revenues, partially offset by a 0.5% increase in the cost of service revenues from NIS 3,085.5 million in 2006 to NIS 3,101.6 million (US$ 806.4 million) in 2007. The increase was primarily driven by higher variable airtime and content costs resulting from the growth in airtime and content usage, partially offset by lower costs resulting from efficiency measures taken by the Company, lower depreciation expenses, the decrease in the rate of royalties paid to the Israeli state, as provided for in our operating license, and the lower interconnect tariff subsequent to government regulation in this area.

         Gross loss on equipment. Gross loss on equipment decreased in 2007 by 6.8% from NIS 232.4 million to NIS 216.6 million (US$ 56.3 million). The decrease is explained by handset revenues (including carkits) increasing more than the increase in the cost of handset sales. The cost of handset sales increased due to the higher proportion of 3G handset sales, as well as the higher total number of sales, while the cost per individual handset declined due to the decrease in the value of the U.S. dollar against the Shekel in 2007.

        Selling, marketing and general and administrative expenses. Selling, marketing, general and administration (SG&A) expenses totaled NIS 606.0 million (US$ 157.6 million) in 2007, an increase of 23.4% from NIS 491.1 million in 2006. The increase is largely related to the additional costs of growing the subscriber base, including higher distribution and commission expenses, and larger provisions for doubtful accounts from receivables on handset sales and service revenues. In addition, the increase includes the impact of a one time retirement bonus payment paid to the Company’s founding chief executive officer, Mr. Amikam Cohen, of approximately NIS 15 million, as well as payments to additional retiring senior executives.

        Operating profit. As a result of the above, the Company recorded an operating profit in 2007 of NIS 1,404.5 million (US$ 365.2 million), representing an increase of 15.3% from NIS 1,218.4 million in 2006.

        Financial expenses. Financial expenses decreased in 2007 by 24.1%, or NIS 40.1 million, from NIS 166.4 million in 2006 to NIS 126.3 million (US$ 32.8 million). The decrease is primarily attributable to an increase in financial income of NIS 21.1 million together with a reduction of NIS 82.8 million in financial and coverage expenses and due to currency fluctuations, offset by an increase of NIS 63.8 million in CPI linkage expenses resulting from the higher CPI level.

        Income before taxes. Income before taxes for 2007 was NIS 1,278.2 million (US$ 332.3 million), up 21.5% compared to NIS 1,052 million in 2006.

        Taxes on income. As of January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax positions; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions. On May 2, 2007, the FASB issued FASB Staff Position No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48-1” (“FSP FIN 48-1”). FSP FIN 48-1 provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Company adopted FSP FIN 48-1 as of January 1, 2007. The Company’s policy to include interest and penalties relating to uncertain tax positions, within the provision for income taxes has not changed as a result of implementing FIN 48.

        Following the ruling of the Supreme Court, on November 20, 2006 on the matter of Paz Gas Marketing Company Ltd. and others vs. the assessing officer and others, which overturned the rules regarding the recognition of financing expenses, the Company included in its financial statements, beginning for the fourth quarter of 2006 and through the first three quarters of 2007, an additional provision for taxes in the amount of NIS 55 million. This provision was an estimate of the additional tax expense relating to the possibility that part of the financing expenses accrued in the years 2005 and 2006 in respect of a financial debt, which is attributable, inter alia, to the financing of a repurchase of Company shares, will not be recognized as an expense for tax purposes. On October 28 and 29, 2007, the Israeli Supreme Court issued a new ruling readdressing the same issue. The Company re-evaluated the provision in light of the new ruling and decided to reduce the provision of unrecognized tax benefit to an amount of NIS 7 million, according to FIN 48.

        Taking into account this reduction in tax provisions, total tax expenses for 2007 were NIS 338.4 million (US$ 88.0 million), a decrease of 8.7% from NIS 370.7 million in 2006. The decrease also reflects the lower Israeli corporate tax rate in 2007 of 29% compared with 31% in 2006. In 2008, the Israeli corporate tax rate will decrease further to 27% (see Note 9b to our consolidated financial statements).

        Net income. Net income in 2007 was NIS 939.8 million (US$ 244.4 million) and earnings of NIS 5.96 (US$ 1.55) per diluted share, representing a 37.7% increase from NIS 682.3 million (earnings of NIS 4.41 per diluted share), in 2006.

Results of Operations for the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

        Revenues. Revenues in 2006 were NIS 5,606.7 million, increasing by 9.4% from NIS 5,122.9 million in 2005.

        Revenues from services. Revenues in 2006 from services were NIS 5,027.3 million in 2006, representing an increase of 8.8% from 2005 service revenues of NIS 4,619.9 million. Compared with 2005, total network minutes increased in 2006 by 13.2%, partially offset by a 5.5% dilution in the average tariff per minute including incoming calls. The increase in total network minutes was driven primarily by an expanding subscriber base which grew by 5.5% in 2006. The dilution in the average tariff per minute compared with 2005 was driven primarily by the reduction in interconnection tariffs which went into effect in March 2006, as well as by increased competition and the increased weight of business subscribers in our customer base. The average business subscriber generates substantially more minutes of use than post-paid private and prepaid subscribers, whilst their average tariff per minute is lower.

        Revenues from equipment. Revenues in 2006 from equipment were NIS 579.4 million , an increase of 15.2% from NIS 503 million in 2005. This increase was caused by an increase in the average revenue per sale, reflecting a higher proportion of UMTS handset sales to new and upgrading subscribers, as well as an increase in the number of handsets sold to new and upgrading subscribers.

        Data and content revenues. Data and content revenues, including SMS messages, totaled NIS 526.7 million for 2006 as a whole, accounting for 9.4% of total revenues or 10.5% of service revenues, up from NIS 404.2 million, 7.9% of total revenues, or 8.7% of service revenues, in 2005, despite the mandated 49% reduction in SMS interconnection tariffs which went into effect in March 2006. The increase compared with 2005 was driven by data and content non-SMS service revenues, which increased by 36.1%. Revenues from SMS services in 2006 increased by 21.7% compared with 2005, despite the reduction in SMS interconnect tariffs from March 2006, as mandated by the Ministry of Communications. SMS messages accounted for approximately 38% of data and content revenues in 2006, compared with approximately 42% in 2005.

        Cost of revenues. Cost of revenues in 2006 increased by 3.5% to NIS 3,897.3 million from NIS 3,766.4 million in 2005.

        Cost of revenues – services in 2006 increased by 2.1% to NIS 3,085.5 million , from NIS 3,022.5 million in 2005. The increase was primarily driven by higher variable airtime costs resulting from the growth in airtime usage, offset by lower depreciation, lower royalties, and efficiency measures taken by the Company.

        Cost of revenues – equipment in 2006 increased by 9.1% to NIS 811.8 million from NIS 743.9 million in 2005. The increase was driven primarily by the selling of more advanced and higher cost of 3G handsets and an approximate 7% growth in sales transactions to new and upgrading subscribers.

        Gross profit. Gross profit for 2006 was NIS 1,709.4 million , the equivalent of 30.4% of revenues, up by 26.0% from NIS 1,356.6 million, or 26.5% of revenues, in 2005.

        Selling and marketing expenses. Selling and marketing expenses in 2006 were NIS 307.6 million , an increase of 12.7% from NIS 272.9 million in 2005. The increase was primarily due to an increase in the sales force, which contributed to growth in sales transactions, as well as increases in distribution and advertising costs.

        General and administrative expenses. General and administrative expenses in 2006 were NIS 183.5 million , up by 1.5% from NIS 180.8 million in 2005, the increase primarily due to fees related to ensuring Sarbanes-Oxley Act compliance.

        Operating profit. Operating profit for 2006 was NIS 1,218.4 million , an increase of 34.9% from NIS 902.9 million in 2005. As a percentage of revenues, operating profit increased from 17.6% in 2005 to 21.7% in 2006.

        Financial expenses. Financial expenses in 2006 were NIS 166.4 million , a decrease of 51.8% from NIS 345.4 million in 2005. The decrease is primarily attributed to one-off charges in 2005 including a NIS 63 million charge related to the redemption of the US$ 175 million 13% Senior Subordinated Notes in August 2005. The decrease also reflects lower interest expenses resulting from the refinancing of the Company’s long term debt with lower cost CPI linked shekel-denominated debt, as well as lower expenses resulting from the lower average CPI level in 2006 of -0.1% compared with 2.4% in 2005.

        Income before taxes. Income before taxes for 2006 was NIS 1,052 million up 88.7%- compared to NIS 557.5 million in 2005.

        Following the ruling of the Supreme Court in November 2006 in the matter of Paz Gas Marketing Company Ltd. and Others vs. the Assessing Officer and Others, which overturned the rules regarding the recognition of financing expenses, the Company included in its financial statements an additional provision of taxes in the amount of NIS 35 million. This provision was an estimate of the additional tax expense relating to the possibility that part of the financing expenses accrued in the years 2005 and 2006 in respect of a financial debt, which is attributable, inter alia, to the financing of a repurchase of Company shares, would not be recognized as an expense for tax purposes.

        Net income. Net income in 2006 was NIS 682.3 million or earnings of NIS 4.44 per basic ADS or share (NIS 4.41 per diluted ADS or share), representing a 92.4% increase from NIS 354.6 million, or earnings of NIS 2.19 per basic ADS or share (NIS 2.17 per diluted ADS or share), in 2005.

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

        Average monthly usage per subscriber (“MOU”) for 2006 was 311 minutes, an increase of 5.8% compared with 294 minutes in 2005. Average monthly revenue per subscriber (“ARPU”) in 2006 was NIS 158 (US$ 37.4), an increase of 1.3% compared with NIS 156 in 2005, despite the reduction in interconnection charges mandated by the Ministry of Communications in March 2006.

Seasonality

        Our service revenues and profitability show some seasonal trends over the year, but the overall impact is not considered to be material. Generally, airtime minutes and consequently airtime revenues are affected by the number of daylight hours in the day, which varies throughout the year. In addition, airtime revenues are lower in February which is a shorter than average month and during the Jewish holiday period, but are higher in the summer months as a result of roaming charges from increased travel abroad by subscribers and from foreign roamers using our network. There is no assurance that these trends will continue in the future.

	Three months ended
New Israeli Shekels in thousands	March 31	June 30	Sept. 30	Dec. 31

Service Revenues

2006	1,184,208	1,244,492	1,316,420	1,282,190
2007	1,258,315	1,307,610	1,401,057	1,361,757

Impact of Inflation and Exchange Rate Fluctuations

        Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, in recent years, approximately one quarter of our operating expenses (excluding depreciation), including a substantial majority of our handset purchases, were linked to the non-shekel currencies, mainly the U.S. dollar. These expenses related principally to the acquisition of handsets, where the price paid by us is based mainly on U.S. dollars. In addition, a substantial majority of our capital expenditures (including with respect to our 3G networks) are incurred in, or linked to, non-shekel currencies, mainly U.S. dollars. Thus, although the relative decline in value of the U.S. dollar against the shekel has helped offset increases in our financial and operating expenses in recent years, any devaluation of the shekel against the dollar (or other foreign currencies) will increase the shekel cost of our non-shekel denominated or linked expenses and capital expenditures. Such an increase may have an adverse impact on our results, which may be material. Material changes in exchange rates may cause the amounts that we must invest to increase materially in shekel terms.. We hedge a portion of our foreign currency commitments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

        Although we have the ability to borrow under our bank credit facility in US dollars, our current borrowings are in shekels, and most of our financial debt (shekel bank borrowings and our Notes due 2012) are linked to the consumer price index (“CPI”). If the CPI increases, we may not be permitted to raise our tariffs in a manner that would fully compensate for any increase in our financial expenses. We partly hedge the principal amount of our Notes due 2012 against adverse movement in the CPI.

5B. Liquidity and Capital Resources

        The mobile telephone business is highly capital intensive, requiring significant capital to acquire a license and to construct a mobile telecommunications network. The capital requirements of our network are determined by the coverage desired, the expected call traffic and the desired quality and variety of services. Network construction costs are mainly related to the number of cells in the service area, the number of radio channels in the cell and the switching equipment required.

        At December 31, 2007, total financial debt (including the current portion of our long-term liabilities) amounted to NIS 2,100.9 million, compared to NIS 2,329.1 million at December 31, 2006. Short-term financial debt, which is comprised of the current portion of long-term debt, amounted to NIS 28.3 million at December 31, 2007, compared to NIS 40.2 million at December 31, 2006. Capital expenditures amounted to approximately NIS 469 million, NIS 488 million and NIS 486 million in 2007, 2006 and 2005, respectively.

        Currently, our main sources of liquidity are:

—	our cash on hand;
—	our operating cashflows; and
—	our senior credit facilities.

        Cash on hand. At December 31, 2007, we had NIS 148 million in cash on hand.

        Operating cash flows. Cash flows generated from operating activities in 2007 (NIS 1,456.3 million or US $378.6 million), net of cash flows from investing activities (NIS 540.1 million or US $140.4 million), were NIS 916.2 million (US $238.2 million), an increase of 18.2%, or NIS 141.4 million from 2006. Cash flows from operating activities increased in 2007 primarily due to the increase of NIS 257.5 million increase in net income, offset by a decrease in cash flow from other short term balance sheet line items of NIS 24.7 million. The level of investment in fixed assets increased in 2007 primarily due to an increase cost in fixed assets purchased of NIS 116.5 million.

        Senior credit facilities. Our senior credit facilities currently consist of a US$75 million term loan facility (facility A) and a US$75 million revolving loan facility (facility B), both maturing on September 1, 2009. Our credit facilities are unsecured. Bank Hapoalim B.M., Bank Leumi Le-Israel B.M., Israel Discount Bank Ltd. and Mizrahi Tefahot Bank Ltd. are participating in the facilities. At December 31, 2007, the balances available for drawing were approximately US$75 million under Facility A, and US$75 million under Facility B. In addition, we hold an advance of approximately US$4 million carried over from our previous facility as of December 31, 2007.

        Notes due 2012. In March 2005, we completed the offering of our Notes due 2012, raising NIS 2.0 billion in a public offering in Israel. Of these, notes having an aggregate principal amount of approximately NIS 36.5 million were purchased by our wholly owned subsidiary Partner Future Communications 2000 Ltd., or PFC. PFC also received an additional allocation of notes having an aggregate principal amount of NIS 500 million. The notes that PFC received pursuant to this additional allocation do not confer the right to receive any payment whatsoever on account of principal or interest until they are sold by PFC to a third party. To date, no such notes have been sold to third parties and we are uncertain whether we will sell these notes to third parties at all.

        The Notes are due 2012 and principal and interest payments are linked to the CPI. The annual interest on the notes is 4.25% payable quarterly. Quarterly principal repayments in twelve installments will begin in June 2009. The notes were rated AA- by Maalot, and Aa2 by Midroog, two of Israel’s rating agencies. We used the net proceeds from the offering to pay down some of our existing credit facility, and, as further described below, to repurchase up to 33.3 million shares from our founding Israeli shareholders and to redeem our 13% Senior Subordinated Notes due 2010, originally issued in August 2000.

–	In April 2005, we repurchased approximately 33.3 million of our shares pursuant to an offer received from our founding Israeli Shareholders in February 2005. These shareholders held together approximately 22.5% of the Company’s outstanding shares at the time of the offer. As a result of the repurchase, the collective shareholdings of the founding Israeli shareholders were reduced to approximately 5.4% of our issued and outstanding share capital. The price per share at which these shares were acquired was NIS 32.22 per share. The total consideration paid for the shares was approximately NIS 1,074 million. We cancelled the repurchased shares.

–	In August 2005, we redeemed the outstanding US $175 million 13% Senior Subordinated Notes due 2010. According to the terms of the notes, the redemption price was 106.5% of the principal amount, or $186.375 million. The redemption, which we financed from our new bank facility and funds generated from current operations, concluded the refinancing of our long term debt into lower cost CPI linked shekel-denominated debt.

        Dividend payments and share repurchases. In the third quarter of 2005, our Board of Directors and shareholders approved the distribution of our first cash dividend, in the amount of NIS 0.57 per share, totaling approximately NIS 86.4 million. During the years 2006 and 2007, we distributed cash dividends to our shareholders in the amount of NIS 307 million and NIS 631 million, respectively. In February 2008, the Board of Directors approved the distribution of a cash dividend in the amount of NIS 2.02 per share (approximately NIS 318 million ($83 million)) to shareholders of record as of February 20, 2008. Cash dividends are paid in Israeli currency. For further information see “Item 8A. Consolidated Financial Statements and other Financial Information – Dividend Distribution Policy”. In February 2008, the Board also approved a share buy-back plan throughout 2008 in an amount of up to NIS 600 million, subject to appropriate market conditions. As of April 30, 2008, we have repurchased approximately 625,000 of our shares for a total consideration of approximately NIS 49 million. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

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

5D. Trend Information

First quarter of 2008

        The convenience translations of the nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at March 31, 2008: US $1.00 equals NIS 3.553. The translations were made purely for the convenience of the reader.

Financial Review

        Revenues. Partner’s first quarter 2008 net revenues totaled NIS 1,587.8 million (US$ 446.9 million), an increase of 12.0% from NIS 1,417.8 million in the first quarter of 2007.

        Revenues from services. Service revenues increased by 6.7% from NIS 1,258.3 million in the first quarter of 2007 to NIS 1,342.5 million (US$ 377.8 million) in the first quarter of 2008. The increase primarily reflected the growth in the subscriber base, an increase in the weight of post-paid subscribers in our subscriber base, higher average minutes of use, as well as an increase in content and data revenues. This was partially offset by a decrease in average revenue per minute resulting from competitive pressures and regulatory intervention including the approximate 14% reduction in interconnect tariffs which went into effect on March 1, 2008, the final reduction in the Ministry of Communications’ program of mandated gradual reductions from 2005 to 2008.

        Revenues from content and data excluding SMS were NIS 122.4 million (US$ 34.5 million) in the first quarter of 2008, representing an increase of 40.8% from the first quarter of 2007, the equivalent of 9.1% of service revenues in the first quarter of 2008, compared with 6.9% of service revenues in the first quarter of 2007. Revenues from SMS totaled NIS 75.9 million (US$ 21.4 million), increasing by 32.7% from the first quarter of 2007, the equivalent of 5.7% of service revenues in the first quarter of 2008, compared with 4.5% in the first quarter of 2007.

        Gross profit from services. Gross profit from services increased by 8.2% in the first quarter of 2008 compared with the first quarter of 2007, from NIS 499.9 million to NIS 540.9 million (US$ 152.2 million). The increase reflected the higher service revenues, offset by a 5.7% increase in the cost of service revenues. The cost of service revenues increased primarily due to additional depreciation expenses of approximately NIS 36 million resulting from the accelerated depreciation of the equipment to be replaced under an agreement with LM Ericsson Israel Ltd. Most of the accelerated depreciation is expected to be recorded during 2008, resulting in additional full year depreciation expenses of approximately NIS 70 million.

        Equipment revenues. Equipment revenues totaled NIS 245.3 million (US$ 69.0 million) in the first quarter of 2008, a 53.8% increase from NIS 159.5 million in the first quarter of 2007. The increase was primarily attributable to the higher proportion of 3G handsets sold compared with 2G handsets. Gross loss on equipment in the first quarter of 2008 was NIS 34.4 million (US$ 9.7 million), compared with NIS 53.9 million in the first quarter of 2007, a decrease of 36.1%. This resulted from increased use of more competitive airtime rate plan tariffs that offer lower subsidies, as well as from a decrease in the cost per handset sold.

        Gross profit. Overall, gross profit in the first quarter of 2008 increased by 13.6%, from NIS 446.0 million in the first quarter of 2007 to NIS 506.5 million (US$ 142.5 million) in the first quarter of 2008.

        Selling, marketing, general and administration expenses. Selling, marketing, general and administration expenses totaled NIS 157.7 million (US$ 44.4 million) in the first quarter of 2008, an 8.9% increase from NIS 144.9 million in the first quarter of 2007. The increase was due mainly to additional costs of growing the subscriber base, including larger provisions for doubtful accounts from receivables on handset sales and service revenues and higher selling and distribution costs.

        Operating profit. Overall, the first quarter of 2008 operating profit was NIS 348.8 million (US$ 98.2 million), representing a 15.8% increase compared with NIS 301.1 million in the first quarter of 2007.

        Financial expenses. Financial expenses in the first quarter of 2008 were NIS 15.6 million (US$ 4.4 million), decreasing by 20.5% from NIS 19.6 million in the first quarter of 2007. The decrease is primarily due to an increase in gains from currency exchange movements, partially offset by higher linkage expenses due to the higher consumer price index (“CPI”) level.

        Net income. Quarterly net income in the the first quarter of 2008 was NIS 243.3 million (US$ 68.5 million), compared with NIS 195.8 million in the first quarter of 2007, an increase of 24.2%.

        Basic earnings per share. Basic earnings per share or ADS, based on the average number of shares outstanding during the first quarter of 2008, was NIS 1.55 (44 US cents), up by 23.0% from NIS 1.26 in the first quarter of 2007.

Funding and Investing Review

        Cash flows generated from operating activities, net of cash flows from investing activities totaled negative NIS 20.0 million (US$ 5.6 million) in the first quarter of 2008, compared with NIS 241.1 million in the first quarter of 2007, a decrease of 108.3%. The decrease was primarily due to a decrease in cash flows from operating activities of 75.8% from NIS 384.6 million in the first quarter of 2007 to NIS 93.1 million (US$ 26.2 million) in the first quarter of 2008, reflecting the large increase in cash flows from operating activities in the first quarter of 2007 due to a change in payment terms to suppliers, as well as payments during the first quarter of 2008 for handset inventories. This decrease was partially offset by a decrease in cash flows used for investing activities which totaled NIS 113.1 million (US$ 31.8 million) in the first quarter of 2008, a decrease of 21.2% from NIS 143.5 million in the first quarter of 2007.

        In February 2008, the Board approved a share buy-back plan throughout 2008 in an amount of up to NIS 600 million, subject to appropriate market conditions. As of March 31, 2008, the Company had repurchased approximately 625,000 of its shares at an average price per share of NIS 77.61, for a total consideration of approximately NIS 49 million. For further information, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

        The Board has approved the distribution of a dividend for the first quarter of 2008 of NIS 1.24 (35 US cents) per share (in total approximately NIS 195 million or US$ 55 million) to shareholders and ADS holders of record on May 28, 2008. The dividend will be paid on June 12, 2008.

Operational Review

        On January 1, 2008 the Company adopted a more conservative and rigorous policy for recognizing prepaid subscribers. The aim of the new policy is to ensure that purchased prepaid SIM cards are only recognized in the subscriber base after the prepaid SIM cards are actually used by the prepaid subscribers. The change had the effect of reducing the subscriber base on January 1, 2008 by approximately 61,000 subscribers.

        Approximately 24,000 net active subscribers joined the Company in the first quarter of 2008, comprising approximately 40,000 net active postpaid subscribers joining the Company and 16,000 net active prepaid subscribers leaving the Company. Following the change in the subscriber recognition policy, the Company’s active subscriber base at the end of the first quarter of 2008 was approximately 2,823,000, including approximately 727,000 business subscribers (25.8% of the base), 1,381,000 postpaid private subscribers (48.9% of the base) and 715,000 prepaid subscribers (25.3% of the base). Total market share at the end of the quarter was estimated to be unchanged at 32%.

        The Company’s 3G subscriber base reached approximately 753,000 by the end of the first quarter of 2008, with approximately 120,000 subscribers joining the 3G network during the quarter.

        The quarterly churn rate increased from 4.4% in the first quarter of 2007 to 5.1% in the first quarter of 2008. The increase is generally explained by the effect of the introduction of number portability in December 2007, with most of the increase being attributable to higher churn in the prepaid segment (churn does not include the impact of the change in subscriber recognition policy).

        First quarter 2008 average monthly usage per subscriber (MOU) was 359 minutes, an increase of 11.1% from 323 in the first quarter of 2007. Average revenue per user (ARPU) was approximately NIS 155 (US$ 44) in the first quarter of 2008, an increase of 1.3% from NIS 153 in the first quarter of 2007.

Outlook

        Our expectation for 2008 is that we will continue to grow our subscriber base, even given the highly penetrated and competitive environment, though at a lower rate than in 2007. We also expect total revenues to continue to grow in 2008 though at a lower rate than in 2007. Barring any further adverse material regulatory decisions, we also expect annual EBITDA growth in 2008, again at a lower rate than in 2007. For more information, see “Regulatory Developments” in “Item 4B. Information on the Company–Business Overview–Regulation.”

        Our strategic goals for 2008 include focusing on efficiency, as demonstrated in the transaction with Ericsson, and establishing the platform for our non-cellular activity. We are acting to expand our offering of telecommunications services, including data transmission, internet, VOB and domestic land-line services. Capital expenditures for 2008 are currently expected to be no more than approximately 10% of anticipated revenues in 2008. In order to expand our offerings, we may consider acquiring businesses and technologies in areas complementary to our existing business. We believe that the Israeli telecommunications market will be characterized increasingly by service providers that can offer the bundling of telecommunications services in packages that are designed to attract and retain subscribers by meeting a wider range of their telecommunications needs.

        The statements above under this section regarding trends are “forward-looking” statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in mobile telephone usage, trends in the Israeli telecommunications industry in general and possible regulatory and legal developments. For a description of some of the risks we face, see “Item 3D. Key Information – Risk Factors,” “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 8A. Consolidated Financial Statements and Other Financial Information – Legal and Administrative Proceedings”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed above might not occur, and actual results may differ materially from the results anticipated.

5E. Off-Balance Sheet Arrangements

        There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5F. Aggregate Contractual Obligations

        Set forth below are our contractual obligations and other commercial commitments as of December 31, 2007:

	Payments Due by Period (NIS in thousands)
Contractual Obligations	Total		less than 1 year	1-3 years	3-5 years	more than 5 years

Long-Term Debt*	2,094,099	*	21,463	1,209,038	863,598	-
Capital Lease Obligations	10,264		6,818	3,446	-	-
Operating Leases	1,070,462		197,177	297,477	196,472	379,336

Contribution to funds in respect of
Employee rights upon retirements	43,000		43,000	-	-	-
Handsets	333,000		333,000	-	-	-
Fixed Assets	414,000		298,486	115,514	-	-
Unrecognized tax benefit	7,000		7,000	-	-	-

Total Contractual Cash Obligations	3,971,825		906,944	1,625,475	1,060,070	379,336

        * This table does not include payments of interest on our Long-Term Debt. Interest on our Notes due 2012, which represents NIS 2,072.6 million of our Long-Term Debt is at 4.25% per annum, linked to changes in the consumer price index (“CPI”). Our remaining Long-Term Debt consists of NIS 21.5 million with interest of 5.6%, linked to the CPI.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. Directors and Senior Management

        Below is a list of the Directors of the Company as of December 31, 2007:

Directors

Name of Director	Age	Position

Fok Kin-ning, Canning	56	Chairman of the Board of Directors
Dr. Michael J. Anghel (2)(4)	69	Director
Chan Ting Yu (1)(3)	57	Director
Chow Woo Mo Fong, Susan	54	Director
Uzia Galil	82	Director
Erez Gissin (1)(2)	49	Director
Dennis Pok Man, Lui (1)(3)	57	Director
Pesach Shachar (1)	74	Director
Amikam Shorer (5)	40	Director
Frank John Sixt	56	Director
Moshe Vidman (1)(2)(3)(4)	64	Director

(1)	Member of the Executive Committee of the Board of Directors.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	External Director under the Companies Law.
(5)	Director appointed by our Israeli founding shareholders.

        Fok Kin-ning, Canning has been a director of Partner since May 1998 and the Chairman of its Board of Directors since that time. Mr. Fok has been an Executive Director of Hutchison Whampoa Limited since 1984 and its Group Managing Director since 1993. He also serves as the Chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited, Hongkong Electric Holdings Limited and Ommaney Holdings Limited (formerly known as “Hutchison Telecommunications Limited” the holding company of the telecommunications interests of Hutchison Whampoa Limited). In addition, Mr. Fok is the Co-Chairman of Husky Energy Inc. and the Deputy Chairman of Cheung Kong Infrastructure Holdings Limited. He is also a Director of Cheung Kong (Holdings) Limited. Mr. Fok holds a Bachelor of Arts degree from St. John’s University in Minnesota, United States, and a diploma in financial management from the University of New England in Australia. He is a member of the Australian Institute of Chartered Accountants. Mr. Fok was nominated as a director, and as the Chairman of the Board of Directors, by Advent Investments Pte Ltd.

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

        Chan Ting Yu was a director of Partner from October 1997 to March 2000 and became a director again in May 2001. He is a member of the Executive Committee and the Compensation Committee. Mr. Chan is an Executive Director of Hutchison Telecommunications International Limited. Since joining the Hutchison Whampoa group, he has been closely involved in the management and development of Hutchison’s telecommunications business internationally. Mr. Chan holds a Bachelor of Arts degree, a Bachelor of Laws degree and a Postgraduate Certificate in Laws. Mr. Chan was nominated as a director, and as a member of the Executive Committee, by Advent Investments Pte Ltd.

        Chow Woo Mo Fong, Susan has been a director of Partner since August 1998. Mrs. Chow has been an Executive Director of Hutchison Whampoa Limited since 1993 and its Deputy Group Managing Director since 1998. Mrs. Chow is also an Executive Director of Cheung Kong Infrastructure Holdings Limited, Hutchison Harbour Ring Limited and Hongkong Electric Holdings Limited and a Director of Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited, TOM Group Limited and Ommaney Holdings Limited (formerly known as “Hutchison Telecommunications Limited”). She is a solicitor and holds a Bachelor’s degree in Business Administration. Mrs. Chow was nominated as a director by Advent Investments Pte Ltd.

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

        Dennis Pok Man Lui has been a director of Partner since April 2004 and is the Chairman of the Executive Committee and the Chairman of the Compensation Committee. Mr. Lui is an Executive Director and the Chief Executive Officer of Hutchison Telecommunications International Limited. He first joined the Hutchison Whampoa Group in 1986 and was the managing director in charge of the mobile telecommunications, land-line, multi-media, internet and paging businesses in Hong Kong, China, Taiwan and Macau from 1996 to April 2000. Mr. Lui rejoined the Hutchison Whampoa group in May 2001 as group managing director of HTI (1993) Holdings Limited (“HTI”), overseeing all the telecommunications operations and new business development of HTI and its subsidiaries. He holds a Bachelor of Science Degree from the University of Oregon. Mr. Lui was nominated as a director, and as a member of the Executive Committee, by Advent Investments Pte Ltd.

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

        Frank John Sixt has been a director of Partner since May 1998. Mr. Sixt has been an Executive Director of Hutchison Whampoa Limited since 1991 and its Group Finance Director since 1998. He is the Chairman of TOM Group Limited. He is also an Executive Director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited and a Director of Cheung Kong (Holdings) Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited, Husky Energy Inc., and Ommaney Holdings Limited (formerly known as “Hutchison Telecommunications Limited”). He holds a Bachelor of Arts degree and a Master of Arts degree from McGill University and a Bachelor’s degree in Civil Law from the University of Montreal, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada. Mr. Sixt was nominated as a director by Advent Investments Pte Ltd.

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

Senior Management

Below is a list of the Senior Management of the Company as of December 31, 2007.

Name of Officer*	Age	Position

David Avner	56	Chief Executive Officer
Emanuel Avner	47	Chief Financial Officer
Iris Beck	42	Vice President, Marketing
Chaim Beker	63	Vice President, Operations
Alon Berman	47	Vice President, Technologies
Adi Biran	64	Vice President, Regulation and New Business Development
Michal Dana	52	Vice President, Human Resources and Operations
Dan Eldar	54	Vice President, Carrier, International and Investor Relations
Eli Glickman	46	Vice President, Customer and Private Sales Division
Roly Klinger	47	Vice President, Legal and Regulatory Affairs and Joint Company Secretary
Gil Rosenfeld	42	Vice President, Business Division
Edith Shih	54	Joint Company Secretary

*With effect as of January 1, 2008, Oded Degany was appointed as Vice President Corporate Development, Strategy and Investor Relations, and Erez Paz was appointed Vice President, Marketing and Content. See “Appointments” below.

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

        Iris Beck was appointed Vice President, Marketing in December 2002. Prior to joining the Company, she served as General Manager of Lever Israel (local subsidiary of Unilever). Ms. Beck worked at Lever Israel from 1996 and held senior positions such as Marketing Director and Technical Director before her appointment as General Manager. Ms. Beck worked as Brand Manager at Strauss Ice Cream from 1993 to 1996, and as Project Controller at Kulick & Soffa from 1991 to 1993. Ms. Beck holds a Bachelor’s degree in Economic Science (with distinction) from Haifa University, and Master of Arts degree in Marketing (with distinction) from Bar-Ilan University. Ms. Beck will conclude her service as Vice President Marketing with the Company as of December 31, 2008.

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

        Adi Biran joined Partner in October 1997 from his position as team leader of Partner’s bidding group and from April 1998 until November 2007 served as Vice President, Regulation and New Business Development. Mr. Biran came to Partner from Elbit Ltd., where, since 1992, he initiated and headed their effort to enter the telecommunications market as an additional mobile radio operator, using the GSM standard, and in that capacity, he guided and managed the bid preparation process that resulted in Partner’s mobile radio telephone license. Prior to joining Elbit, he was Managing Director of Efrat Future Technology Ltd., a subsidiary of Comverse Technology Inc. He completed his 20-year career in the Israel Air Force as a colonel and as chief of research and development. Mr. Biran holds a Bachelor’s degree in Aeronautical Engineering with distinction from the Israel Institute of Technology (Technion), Haifa, Israel.

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

        Dan Eldar serves as Vice President, Carrier, International and Investor Relations for Partner. He is also responsible for strategic planning. Dr. Eldar joined Partner in April 1998. Since 1989, Dr. Eldar has served as the managing director of an Israeli consulting firm specializing in strategic planning, negotiation and project management. Dr. Eldar has managed many large-scale projects in the telecommunications and semiconductor industries, as well as in other areas. He holds PhD and M.A. degrees from Harvard University and M.A. and B.A. degrees from the Hebrew University, Jerusalem. Dr. Eldar concluded his service as Vice President with the Company as of December 31, 2007.

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

        Roly Klinger, Vice President Legal and Regulatory Affairs and Joint Company Secretary, joined Partner in August 1998 as the Chief Legal Counsel and Joint Company Secretary. Roly Klinger was appointed as Vice President Legal and Regulatory Affairs effective November 1, 2007. From 1993, she served as Legal Advisor and Corporate General Secretary of Keshet Broadcasting Ltd., which holds an operating franchise for Israel’s first commercial television channel. Previously, while practicing in the private sector, she lectured on communications law at the College of Management–Academic Studies, Tel-Aviv. Ms. Klinger received an LL.B degree from Tel Aviv University and is admitted to the Israel Bar.

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

        Edith Shih has been the Joint Company Secretary of Partner since July 1998. Ms. Shih has been a senior manager of Hutchison Whampoa Limited since 1991, its Head Group General Counsel since 1993 and its Company Secretary since 1998. She is currently an Executive Director and the Company Secretary of Hutchison Harbour Ring Limited, a Director and the Company Secretary of Hutchison China MediTech Limited and an Executive Director of Hutchison International Limited as well as Director and Company Secretary of numerous companies in the Hutchison Whampoa group. She is also the Company Secretary of Hutchison Telecommunications International Limited and the Joint Company Secretary of Hutchison Telecommunications (Australia) Limited. She holds a Bachelor of Science degree in Education and a Master of Arts degree from the University of the Philippines and a Master of Arts degree and a Master of Education degree from Columbia University, New York. Ms. Shih is a qualified solicitor in Hong Kong, England and Wales and Victoria, Australia, and is a Fellow of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

Appointments

        Under our license, at least 10% of our Board of Directors, or at lease one director if the Board is comprised of up to 14 members, must be appointed by Israeli entities, as defined in the license. See “Item 4B. Business Overview – Regulation – Our Mobile Telephone License”.

        Except for the foregoing, there is no arrangement or understanding with any major shareholders regarding the appointment of Directors or senior management.

        Oded Degany was appointed as Vice President Corporate Development, Strategy and Investor Relations effective January 1, 2008. Mr. Degany joined Partner in May 2007, and effective January 1, 2008, has been responsible for strategy, investor relations and domestic and international carrier relations. Previously, he served as Vice President Business Development at ECI Telecom from 2006 to 2007 and as Vice President of Corporate Development and M&A at Amdocs (Israel) from 2000 to 2006. Before that, he served as Director of Business Development and Strategy at Clal (Israel) Ltd from 1997 to 2000, and as a Senior Business Analyst at National Consultants (NC)-Leumi & Co. Investment Bankers Ltd . from 1996 to 1997. Mr. Degany holds a B.A. degree in physics from the Technion-Israel Institute of Technology and an MBA degree from Tel Aviv University.

        Erez Paz was appointed Vice President, Marketing and Content effective January 1, 2008. Mr. Paz joined Partner in September 2007. He worked from 2004-2007 for Visa-CAL Ltd. as Vice President Marketing. Previously he worked for Coca Cola Israel from 1995-2004 during which he held the positions of Vice President Marketing, Deputy of Vice President Marketing, On Premise Market Manager and Branch Manager. Mr. Paz holds a BSc in Industrial & Management Engineering from Ben Gurion University and an M.B.A from the University of Bradford, West Yorkshire, United Kingdom.

        None of the above directors or members of senior management has any family relationship with any other director or senior manager of the Company. Senior management is selected by the CEO with the approval of the Board of Directors, for an indefinite term of office and may be removed by the Board of Directors at any time.

6B. Compensation

        The aggregate compensation paid, and benefits in kind granted to or accrued on behalf of all our directors and senior management for their services in all capacities to the Company and its subsidiaries during the year ended December 31, 2007 was approximately NIS 48 million ($12.5 million). This amount includes approximately NIS 2.21 million ($0.57 million) set aside or accrued to provide pension, retirement or similar benefits on behalf of all our senior management during the year ended December 31, 2007, as well as a special retirement bonus of NIS US$3.65 million approved by the Compensation Committee, the Audit Committee, the Board of Directors and the shareholders, to Mr. Amikam Cohen, our previous Chief Executive Officer, who retired from his functions as chief executive on January 1, 2007, and from the Company on April 1, 2007. The aggregate compensation amount does not include performance bonus payments made in 2007 with respect to the year ending December 31, 2006, but does include bonus payments deemed earned with respect to the year ending December 31, 2007, and paid in 2008.

        Bonus payments for our senior management are determined with respect to a given year based on quantitative and qualitative goals set for the Company as a whole, as well as on an individual basis. The individual goals for the Chief Executive Officer are set by the Compensation Committee and the Board of Directors, and the individual goals for senior management reporting to the CEO are set by the CEO in accordance with the overall Company objectives. Once the results of the year are known, and based on the extent to which corporate and individual goals have been met, bonus payments are determined in the discretion of the Compensation Committee and the Board of Directors and, with respect to senior management reporting to the CEO, in light of recommendations made by the CEO.

        In 2007 options were granted to our senior management under the 2004 Employee Stock Option Plan to purchase up to 660,000 of our ordinary shares at exercise prices between NIS 42.1 and NIS 64.9 per share. These options will expire by December 2017. For more information, see “Item 6E. Directors, Senior Management and Employees–Share Ownership–2004 Employee Stock Option Plan”.

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

        The Companies Law further requires that at least one external director have financial and accounting expertise, and that the other external director(s) have professional competence, as determined by the company’s Board of Directors. Under enacted regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the Board of Directors position, or has at least five years experience in one or more of the following (or a combined five years’ experience in at least two or more of the following): a senior position in the business management of a corporation with a substantial scope of business, a senior public officer or a senior position in the public service or a senior position in the field of the company’s business.

        Dr. Michael Anghel and Moshe Vidman are our external directors under the Companies Law.

Financial Experts under the Companies Law

        In accordance with the Companies Law, Partner has determined that the minimum number of directors with “accounting and financial expertise” that Partner believes is appropriate, in light of the particulars of Partner and its activities, is three. Under the Companies Law, only one of such “experts” is required to be an external director. In accordance with its determination, Partner has three directors with “accounting and financial expertise”.

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

        The Board of Directors has determined that Moshe Vidman, Michael Anghel and Erez Gissin are “audit committee financial experts” as defined by applicable SEC regulations. See “Item 16A. Audit Committee Financial Expert” below.

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

Security Committee

        Pursuant to an amendment to our license from April 2005, a Board committee has been formed to deal with security matters. Only directors with the required clearance and those deemed appropriate by Israel’s General Security Service may be members of this committee. The committee must consist of at least four members, who are subject to the clearance required from the Israeli General Security Service and at least one external director. Where any matter requires a Board of Directors’ resolution and it is a security matter, then the committee should be authorized to discuss and to resolve such security matter and the resolution should bind the Company. However, in cases where the security matter concerned is a transaction with a related party, the transaction should be submitted for approval in accordance with the requirements of the applicable U.S law, the Israeli Companies Law and any other applicable laws, provided that, in any case, only directors with security clearance can participate in any forum which will deal with security matters. On April 12, 2005, our Board of Directors approved the formation of the Security Committee to consist of four Israeli directors, which are subject to Israeli security clearance and security compatibility to be determined by the General Security Service. Michael Anghel, Uzia Galil, Pesach Shachar, and Moshe Vidman are members of the Security Committee, subject to clearance by the Israeli General Security Service.

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

        We participate in a directors’ and officers’ liability insurance policy procured by our controlling shareholder, Hutchison Telecom, insuring our directors’ and officers’ liability and our undertaking to indemnify them, in respect of certain matters permitted by the Companies Law. The insurance program provides primary coverage for the directors and officers of Partner and its subsidiaries for an amount of US $20 million for any one claim and in the aggregate and in excess thereof the insurance program provides coverage for Hutchison Telecom and its participating subsidiaries, including Partner, of up to US $105 million for any one claim and in the aggregate.

        Hutchison Telecom and its participating subsidiaries, including us, are also covered by further excess directors’ and officers’ liability insurance policies of up to a limit of US$75 million for any one claim and in the aggregate for the policy period. These policies are shared with Cheung Kong (Holdings) Ltd (“Cheung Kong), HWL, CK Life Sciences Int’l. (Holdings), Inc. and Hongkong Electric Holdings Limited. and their respective subsidiaries. In the event of the depletion of the insurance coverage underlying the first layers of insurance as the result of payment of loss, these policies shall continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under such first layers of insurances on follow form basis. Our participation in the annual premium of the insurance program as described above is US $624,109 for 2007.

6D. Employees

        At December 31, 2007, we had 4,130 employees on full time equivalent basis, compared with 3,714 at December 31, 2006 and 3,403 at December 31, 2005. The number of employees at year-end 2007, 2006, and 2005, according to their activity, was as follows:

	December 31
	2007	2006	2005

Customer service	2,635	2,228	1,971
Engineering	312	311	442
Sales and sales support	479	452	438
Information technology	136	165	114
Marketing and Content	109	101	103
Finance	81	79	71
Human resources	97	99	89
Remaining operations	282	279	175
TOTAL	4,130	3,714	3,403

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

6E. Share Ownership

        As of April 30, 2008, our directors and senior management owned an aggregate of 346,667 ordinary shares, which constitutes less than 1% of our outstanding ordinary shares. Directors and senior management do not have different voting rights than other shareholders of the Company.

        As of April 30, 2008, our senior management held, in the aggregate, options to purchase up to 1,417,957 of our ordinary shares, of which 302,957 options were vested and exercisable as of that date and an additional 62,500 will be vested and exercisable during the sixty days thereafter. No individual senior manager holds options to purchase 1% or more of our outstanding ordinary shares. No options have been granted to our directors.

        The table below sets forth the number of options held by our senior management according to exercise price and expiration date, as of April 30, 2008:

Option exercise price (NIS)	Number of options held	Option expiration Date
26.74	237,500	November 2014
33.72	175,000	April 2015
33.58	110,000	May 2016
32.73	150,457	July 2016
34.63	85,000	September 2016
42.1	300,000	January 2017
57.96	235,000	June 2017
64.90	125,000	December 2017

        Until November 2003, we granted options to our senior management and other employees pursuant to our 1998 and 2000 Employee Stock Option Plans described below. In November 2003 we amended our stock option plans to conform with recent changes in the Israeli Income Tax Ordinance (New Version), 1961. As a result, any grants of options after November 2003 are subject to the terms of our 2000 Employee Stock Option Plan as so amended, referred to as the 2003 Amended Plan. In addition, in 2004, 2005 and 2006 we granted options to our management and other employees pursuant to the 2004 Employee Stock Option Plan.

        In March 2008, the Board of Directors terminated the 1998 and 2000 Employee Stock Option Plan as well as the 2003 Amended Plan. As a result, no further options will be granted under such plans.

1998 Employee Stock Option Plan

        Our Board of Directors adopted the 1998 Employee Stock Option Plan (the “1998 Plan”) to promote the interests of Partner and its shareholders by providing our senior management and other employees with appropriate incentives and rewards to encourage them to enter into and continue in the employ of Partner and to acquire a proprietary interest in our long-term success.

        The 1998 Plan initially authorized the issuance of options to purchase 5,833,333 shares. In 2000, options to purchase 729,166 shares were transferred to the 2000 Plan which left options to purchase 5,104,167 shares in the 1998 plan. As of December 31, 2007, options to purchase 4,905,028 ordinary shares had been exercised under the 1998 Plan, options to purchase 3,386 ordinary shares were outstanding, and options to purchase 195,753 ordinary shares were available for grant. However, on March 26, 2008, the Board of Directors terminated the 1998 Employee Stock Option Plan, and as a result, no further options will be granted under such plan. The termination of the 1998 Plan shall not adversely affect the terms of any option which has already been granted.

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

2000 Employee Stock Option Plan

        Our Board of Directors adopted a second employee stock option plan, the 2000 Employee Stock Option Plan (the “2000 Plan”), to promote our interests and those of our shareholders by providing our employees with appropriate incentives and rewards to encourage them to enter into and continue in our employ and to acquire a proprietary interest in our long-term success.

        The 2000 Plan authorizes the issuance of options to purchase up to 4,472,222 ordinary shares. In November 2003, 419,930 options under this plan were transferred to the 2003 Amended Plan. As of December 31, 2007, options to purchase 3,626,472 ordinary shares had been exercised, options to purchase 193,500 ordinary shares were outstanding, and options to purchase 232,320 ordinary shares were available for grant. However, on March 26, 2008, the Board of Directors terminated the 2000 Employee Stock Option Plan, and as a result, no further options will be granted under such plan. The termination of the 2000 Plan shall not adversely affect the terms of any option which has already been granted.

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

        In December 2003, we offered to employees who had previously been granted options under our stock option plans the right to exchange their unvested options for options with identical terms under the 2003 Amended Plan. Employees holding options to purchase 962,104 ordinary shares accepted this offer.

        In December 2003, 419,930 options under the 2000 Plan were transferred to the 2003 Amended Plan. Of these options, options to purchase 195,000 ordinary shares have been exercised. All options granted under this plan have been exercised and no options remain outstanding. On March 26, 2008, the Board of Directors terminated the 2003 Amended Plan, and as a result, no further options will be granted under such plan.

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

2004 Employee Stock Option Plan

        Under the 2004 Share Option Plan, as amended to date, 5,775,000 ordinary shares are reserved for issuance upon the exercise of 5,775,000 options to be granted without consideration to employees, directors, officers and advisors. The options will be granted to employees under the provisions of the capital gain’s tax route provided for in Section 102 of the Israeli Income Tax Ordinance. The options vest in four equal annual batches, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will be fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

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

        The 2004 Share Option Plan is administered by the Compensation Committee of the Board of Directors. Subject to the restrictions of the Companies Law, the Compensation Committee is authorized, among other things, to exercise all the powers and authorities, either specifically granted to it under the 2004 Share Option Plan or necessary or advisable for the administration of the 2004 Plan.

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

        As of December 31, 2007 options to purchase 3,023,318 ordinary shares had been exercised, options to purchase 2,666,932 shares were outstanding and options to purchase 84,750 ordinary shares were available for grant under the 2004 Plan. The exercise price of the options is based on the fair market value of the Company’s shares at the time of grant. The fair market value of an ordinary share on any date will be equal to the average of the closing sale price of ordinary shares during the preceding 30 trading days, as such closing sale price is published by the Tel-Aviv Stock Exchange. The exercise prices of outstanding options as of March 31, 2008, range from NIS 26.74 to NIS 64.90. Options that had been forfeited or expired unexercised may be regranted.

        On March 26, 2008, the 2004 Share Option Plan was amended by the Board of Directors to include the following material amendments: to increase the total number of our shares reserved for issuance upon exercise of all options granted under the 2004 Share Option Plan by 8,142,000 shares; to introduce the acceleration of option vesting and exercisability in the event of a change of control or voluntary winding up; and to allow, upon compliance with certain conditions, the “cashless” exercise of vested options, according to which, upon exercise by the option holder of a given number of options, but without payment of the exercise price, the option holder would receive from the Company only the number of shares whose aggregate market value equals the economic gain which the option holder would have realized by selling all the shares purchased at their market price, net of the option exercise price. These amendments are subject to approval by the shareholders of the Company, and by the shareholders of Hutchison Telecom and Hutchison Whampoa, respectively.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

        The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of April 30, 2008 with respect to each person who we believe to be the beneficial owner of 5% or more of our ordinary shares. Except where otherwise indicated, we believe, based on information furnished to us by the principal shareholders, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares. None of our major shareholders has any different voting rights than any other shareholder. See “Item 10B. Memorandum and Articles of Association – Rights Attached to Shares”.

Name	Shares beneficially owned	Capital %	Voting %

Hutchison Telecommunications International Limited, Hutchison
Whampoa Limited, Cheung Kong (Holdings) Limited (1)(2)(3)(4)	78,940,104	50.13	50.33

Israeli founding shareholders (4)	8,057,712	5.12	5.14

Treasury shares (5)	625,000	0.40	--

Public (6)	69,840,537	44.35	44.53

Total	157,463,353	100.00	100.00

(1)	Hutchison Telecommunications International Limited (“Hutchison Telecom”), Advent Investments Pte Ltd., (“Advent”), Hutchison Telecommunications International (Netherlands) B.V., (“Hutchison (Netherlands)”), Hutchison Whampoa Limited (“HWL”) and Cheung Kong (Holdings) Limited (“Cheung Kong”). Hutchison Telecom, a company incorporated in the Cayman Islands and whose ordinary shares are listed on the Hong Kong Stock Exchange and ADSs are listed on the New York Stock Exchange, owns Partner shares through two indirect subsidiaries, Advent and Hutchison (Netherlands), which own 65,464,024 and 13,476,080 ordinary shares of Partner, respectively. Advent, incorporated in Singapore, is an indirect wholly-owned subsidiary of Hutchison Telecom, owned through a chain of wholly-owned subsidiaries as follows: Advent is owned by Amber International Holdings Inc., which is owned by Hutchison Telecommunications International (Cayman) Holdings Limited, which is owned by Hutchison Telecom. Hutchison (Netherlands) is also an indirect wholly-owned subsidiary of Hutchison Telecom, owned through a chain of wholly-owned subsidiaries as follows: Hutchison (Netherlands) is owned by Hutchison Telecommunications (Cyprus) Limited, which is owned by Amber International Holdings Inc., which is owned by Hutchison Telecommunications International (Cayman) Holdings Limited, which is owned by Hutchison Telecom.

(2)	Based on publicly available SEC filings by Hutchison Telecom, Advent, Hutchison (Netherlands), HWL and Cheung Kong, HWL, a company incorporated in Hong Kong and whose ordinary shares are listed on the Hong Kong Stock Exchange, owns Partner shares through its direct wholly owned subsidiary Hutchison International Limited, which in turn directly holds 100% of Ommaney Holdings Limited (formerly Hutchison Telecommunications Limited), which in turn directly holds 100% of Hutchison Telecommunications Investment Holdings Limited (“HTIHL”), which in turn directly holds approximately 54.79% and also through its wholly owned subsidiary, Hutchison Telecommunications Holdings Limited (formerly, New Brilliant Holdings Limited), indirectly holds approximately 4.54% of the total outstanding ordinary shares of Hutchison Telecom, which indirectly owns 78,940,104 of the ordinary shares of Partner.

(3)	Based on publicly available SEC filings as of January 2008, Cheung Kong, through its indirect ownership of approximately 49.97% of the issued shares of HWL and its indirect ownership of 1.1% of the issued shares of Hutchison Telecom, may be deemed to have sole voting and dispositive power over the ordinary shares of Partner beneficially owned by HWL and Hutchison Telecom. However, as stated in publicly available SEC filings, Cheung Kong expressly disclaims beneficial ownership of the shares of Hutchison Telecom beneficially owned in aggregate by HWL, HTIHL and Hutchison Telecommunications Holdings Limited, and of the ordinary shares of the Company.

(4)	Under the Relationship Agreement, Hutchison Telecommunications International Limited, Hutchison Whampoa Limited, Cheung Kong (holdings) Limited and the Israeli founding shareholders have agreed that they shall at all times comply with the terms of our license requiring that our founding shareholders or their approved substitutes hold in aggregate at least 26% of our means of control, and that our Israeli founding shareholders or their approved substitutes (from among the founding shareholders and their approved substitutes) hold at least 5% of our means of control. See “Item 4B. Business Overview–Regulation–Our Mobile Telephone License–License Conditions.”

(5)	Treasury shares do not have a right to dividends or to vote.

(6)	As of March 31, 2008, our directors and senior management owned an aggregate of 346,667 ordinary shares, which constitutes less than 1% of our outstanding ordinary shares and have been included under “Public” in the table above. For information regarding options held by our senior management to purchase ordinary shares, see “Item 6E. Share Ownership”.

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

        We are not aware of any arrangements that might result in a change in control of our Company.

Significant Changes in Holdings of Major Shareholders During the Past Three Years

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

Other

        On April 30, 2008, 13,776,959 ADSs (equivalent to 13,776,959 ordinary shares or approximately 8.7% of our total outstanding ordinary shares were outstanding and held of record by 27 registered holders in the United States. Additionally, on March 31, 2008, there were approximately 47 holders of record of our ordinary shares. Of these holders, none had a registered address in the United States, although certain accounts of record with registered addresses other than in the United States may hold our ordinary shares, in whole or in part, beneficially for United States persons. We are aware that many ADSs and ordinary shares are held of record by brokers and other nominees and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs and ordinary shares, or the number of ADSs and ordinary shares beneficially held by such persons.

7B. Related Party Transactions

Relationship Agreement

        Our founding Israeli shareholders are parties to a Relationship Agreement with the Hutchison Telecom subsidiaries which are direct shareholders in the Company, in relation to their direct and indirect holdings of our shares and the rights associated with such holdings. See Exhibit 4(a).1 to this annual report.

License Conditions: Required Minimum Israeli and Founding Shareholder Percentages

        The parties to the Relationship Agreement have agreed that they shall at all times comply with the terms of our license requiring that our founding shareholders or their approved substitutes hold in aggregate at least 26% of our means of control, and that our Israeli founding shareholders or their approved substitutes (from among the founding shareholders and their approved substitutes) hold at least 5% of our means of control. See “Item 4B. Business Overview–Regulation–Our Mobile Telephone License–License Conditions.”

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

Related agreement among Israeli founding shareholders

        A shareholders’ agreement among the Israeli founding shareholders, or their approved substitutes, established the procedures, rights and obligations with respect to the appointment of the Israeli director. See “Item 6A. Directors and Senior Management – Appointments”.

Transactions with Affiliates

Agreements with affiliates of Hutchison Telecom

        We have a strong relationship with Hutchison Telecom, previously one of our principal shareholders and now our controlling shareholder, and HWL, Hutchison Telecom’s largest shareholder. Hutchison Telecom and HWL are global players in UMTS third generation mobile telecommunications and, in particular the deployment and development of third generation mobile networks and products and services worldwide.

        We are participants in a directors’ and officers’ liability insurance policy procured by Hutchison Telecom, insuring our directors’ and officers’ liability and our undertaking to indemnify them, in respect of certain matters permitted by the Companies Law. The insurance program provides primary coverage of Partner and its subsidiaries for an amount of US $20 million for any one claim and in the aggregate, and in excess thereof the insurance program provides coverage for Hutchison Telecom and its participating subsidiaries, including Partner, of up to US$105 million for any one claim and in the aggregate. We also participate in further excess directors’ and officers’ liability insurance policies of up to $75 million together with Hutchison Telecom and its participating subsidiaries, which provide coverage in the event of depletion of insurance coverage under the first layers of insurance as the result of payment of loss. Our participation in the annual premium of the insurance program as described above was US $624,109 for the year 2007. See “Item 6C. Board Practices – Indemnification.”

        In August 2002, we signed a Cost-Sharing Agreement (the “CSA”) with certain members of the HWL group of companies for the joint acquisition and development of information technology platforms and software solutions, hardware, content and other services, in connection with the 3G generation business. The CSA allows us to participate in acquisition and development projects with other 3G companies within the HWL and Hutchison Telecom groups, and to benefit from the combined purchasing power and resources of the groups which include companies in Austria, Australia, Denmark, Hong Kong, Ireland, Italy, Sweden and the United Kingdom. As of December 31, 2006, we had given notice of our participation in seven joint contracts. We expect that our share in these contracts in financial terms (including our share of joint expenses and liabilities) is not material. We believe that the CSA gives us an advantage unavailable to our competitors, because the CSA gives us an opportunity to maximize economies of scale and operational efficiencies for development and procurement activities associated with our 3G business. See Note 12(c) to our consolidated financial statements.

        We have roaming agreements with certain members of the Hutchison Telecom and HWL group of companies. The agreements which are with GSM, GPRS and 3GSM operators worldwide, enable our subscribers to roam abroad and enable other operator’s subscribers to roam on our network. These agreements are in the ordinary course of business and are on market terms.

        In 2005, 2006 and 2007 we entered into agreements with H3G Procurement Services S.à r.l., a subsidiary of HWL (“H3G”), for the purchase of 3G handsets.

        In March 2007 we entered into a supply agreement with H3G for the future purchase of 3G handsets. The supply agreement allows us to purchase handsets by delivering purchase forecasts to H3G according to a set price list. We are not obligated to make any minimum purchase amounts under the agreement.

Agreements with affiliates of Eurocom

        Eurocom Communications Ltd. (“Eurocom”) one of our founding Israeli shareholders, sells our services or distributes handsets in connection with their sale of Nokia handsets to private customers and small business customers. Eurocom receives a commission from us for the activation of each handset that it sells to customers as one of our distributors and for the logistical support related to the supply of handsets.

        During 2007 we purchased a portion of our Nokia handsets from Eurocom that represented approximately 40% of all of our handset purchases.

        We believe that our distribution arrangement and handset purchases from Eurocom were on commercial, arms-length terms.

Other Agreements

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

        The Company paid in 2007 a special retirement payment of US$ 3.65 million to Mr. Amikam Cohen, our previous Chief Executive Officer, who retired from his functions as chief executive on January 1, 2007, and from the Company on April 1, 2007. In addition, the Company undertook to pay Mr. Cohen a non-compete payment of US$0.6 million, in five equal installments, each payment to be made at the end of a six-month period over two and a half years starting in November 2007.

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

ITEM 8. FINANCIAL INFORMATION

8A. Consolidated Financial Statements and Other Financial Information

        Audited financial statements for the three fiscal years ended December 31, 2007 are included under "Item 18. Financial Statements."

Legal and Administrative Proceedings

        In addition to the legal proceedings discussed below, we are party to a number of legal and administrative proceedings arising in the ordinary course of our business. We do not currently expect the outcome of such matters individually or in the aggregate to have a material adverse effect upon our business and financial condition, results of operations and cash flows.

        In addition to a ordinary course proceedings described above, we have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure and consumer claims regarding, for example, our tariff plans and billing methods, which may result in civil liabilities or criminal penalties against us or our officers and directors. Plaintiffs in some of these proceedings are seeking certification as class actions. Unless and until any of these claims is recognized as a class action, we and our legal counsel are unable to evaluate the probability of success of such claim, or the range of a potential loss, with any degree of certainty, and therefore no provision has been made. See Note 7 to our consolidated financial statements.

        During 2007, 8 criminal proceedings were brought against us concerning the erection of network sites without building permits, of which three were also brought against our officers and directors. As of December 31, 2007, 17 criminal proceedings were pending against us concerning the erection of network sites without building permits, of which six were also pending against our officers and directors. We are currently negotiating with the relevant local authorities to reach a settlement regarding the relocation of affected sites or obtaining building permits for those sites. The total amount of fines paid in 2007 was approximately NIS 0.5 million. Settlements of previous criminal proceedings brought against us resulted in Partner, but not its officers or directors, admitting guilt and paying a fine, and also resulted in the imposition of demolition orders for the relevant sites, the execution of which have been stayed for a period of time to allow us to obtain the necessary permits or to relocate the relevant network site.

        In April 2006, a claim was filed against us, together with a motion requesting certification as a class action, alleging a variety of customer complaints. At a preliminary hearing that took place in September 2007, the plaintiff informed the Court of his wish to withdraw his claim and in October 2007 the claim was dismissed.

Dividend Distribution Policy

        Our Articles of Association allow for our Board of Directors to approve all future dividend distributions, without the need for shareholder approval, subject to the provisions governing dividends under the Companies Law. We first paid a dividend to our shareholders for the year 2005. See “Item 5. Operation and Financial Review and Prospects–Liquidity and Capital Resources–Liquidity.”

        Our dividend policy for 2007 provides for an 80% payout ratio of annual net income. Previously, with respect to the year 2006, our dividend policy provided for a payout ratio of 60%. See “Item 3D. Risk Factors” for risks relating to future payments of dividends. In addition, our Board of Directors has approved a share buy-back plan throughout 2008, in an amount of up to NIS 600 million, subject to appropriate market conditions.

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

ITEM 9. THE OFFER AND LISTING

9A. Offer and Listing Details

        Our capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange under the symbol “PTNR”. American Depositary Shares (“ADSs”), each representing one of the Company’s ordinary shares, are quoted on the Nasdaq Global Market under the symbol “PTNR”. Our ADSs were listed on the London Stock Exchange until March 12, 2008, when we discontinued the listing of our ADSs on that exchange. The ADSs are evidenced by American Depositary Receipts (“ADRs”) originally issued by JPMorgan Chase, as depositary under a Deposit Agreement, dated as of November 1, 1999, among the Company, JPMorgan Chase and registered holders from time to time of ADRs. ADSs were first issued in October 1999. Since March 2006, the Bank of New York has served as our depository for ADSs.

        The tables below set forth, for the periods indicated, the reported high and low closing quotations, not adjusted for dividends, based on the Daily Official List of the London Stock Exchange, information supplied by the National Association of Securities Dealers, Inc., and information supplied by the Tel Aviv Stock Exchange.

	Nasdaq		London Stock Exchange		Tel Aviv Stock Exchange
	($ per ADS)		($ per ADS)*		(NIS per ordinary share)
	High	Low	High	Low	High	Low

2003	7.84	2.56	7.70	2.68	34.46	12.45

2004	8.59	6.36	8.66	6.50	38.40	28.93

2005	9.60	7.13	-	-	41.82	32.70

2006	12.52	7.20	-	-	51.92	33.85
First Quarter	8.58	7.20	-	-	38.95	33.85
Second Quarter	9.49	7.67	-	-	42.98	35.63
Third Quarter	9.94	8.02	-	-	42.65	36.53
Fourth Quarter	12.52	9.91	-	-	51.92	43.71

2007	22.23	11.5	-	-	85.20	48.42
First Quarter	14.89	11.5	-	-	61.30	48.42
Second Quarter	18.81	14.75	-	-	73.19	61.76
Third Quarter	17.58	14.26	-	-	75.11	61.54
Fourth Quarter	22.23	16.64	-	-	85.20	67.80

* The data for the fourth quarter of 2004 is based on last trade reported to the London Stock Exchange. From January 1, 2005 through December 31, 2007, there were no trades of our ADS executed on the London Stock Exchange trading system.

	Nasdaq		London Stock Exchange		Tel Aviv Stock Exchange
	($ per ADS)		($ per ADS)*		(NIS per ordinary share)
	High	Low	High	Low	High	Low

November 2007	20.87	19.01	-	-	79.60	75.48
December 2007	22.23	19.53	-	-	85.20	77.50
January 2008	22.06	19.72	-	-	85.48	72.23
February 2008	22.00	20.79	-	-	78.90	75.52
March 2008	23.45	21.24	-	-	81.10	75.20
April 2008	23.34	21.00	-	-	80.37	76.80

*     As indicated above, from January 1, 2005 through December 31, 2007, there were no trades of our ADS executed on the London Stock Exchange trading system.

9B. Plan of Distribution

        Not applicable.

9C. Markets

        Our ADSs are quoted on the Nasdaq National Market under the symbol “PTNR” and, until March 12, 2008, were traded on the London Stock Exchange under the symbol “PCCD”. Our ordinary shares are traded on the Tel Aviv Stock Exchange under the symbol “PTNR”.

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

        Pursuant to our articles of association, we were formed for the purpose of participating in the auction for the granting of a license to operate cellular radio telephone services in Israel, to provide such services, and without derogating from the above, we are also empowered to hold any right, obligation or legal action and to operate in any business or matter approved by the Company.

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

        See “Item 6C. Board Practices–Approval of Related Party Transactions.”

Rights Attached to Shares

        Our registered share capital consists of a single class of 235 million ordinary shares, par value NIS 0.01 per share, of which 157,320,770 ordinary shares were issued and outstanding as of December 31, 2007, and 157,463,353 shares were issued and outstanding as of April 30, 2008. All outstanding ordinary shares are validly issued. The rights attached to our ordinary shares are described below.

Dividend Rights

        Holders of ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The Board of Directors may propose and approve distribution of a dividend with respect to any fiscal year only out of profits, in accordance with the provisions of the Companies Law. See “Item 10E. Additional Information–Taxation.”

        Shares which are treated as dormant under our Articles of Association retain the rights to receive dividends or other distributions to shareholders, and to participate in rights offerings, but no other rights. See “Item 4B. Business Overview – Regulation – Our Mobile Telephone License – License Conditions”.

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

Limitations on Change in Control and Disclosure Duties

        For limitations on change in control, see “Item 4B. Information on the Company – Business Overview – Our Mobile Telephone License – License Conditions” and “– Our Permit Regarding Cross Ownership”.

Changes in our Capital

        Changes in our capital are subject to the approval of the shareholders at a general meeting by a special majority of 75% of the votes of shareholders participating and voting in the general meeting.

Share Buy-back Program

        On February 6, 2008, the Company announced that the Board of Directors had resolved to adopt a share buy-back program according to which the Company intends to buy its own shares for a total amount of up to NIS 600 million by the end of 2008, subject to market terms and conditions. The Company reserves the right to discontinue the buy-back program at any time. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

        The shares that are to be bought by the Company are reserved as treasury stock. In accordance with the Israeli Companies Law, company shares that have been acquired and are held by the company are dormant shares as long as they are held by the company, and as such they do not bear any rights until they are transferred to a third party.

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

        In December 2007, we signed an agreement with LM Ericsson Israel Ltd. for the replacement of third party 3G equipment existing in our network and the expansion thereof and for the support and maintenance of the Ericsson elements in our network. As a result, Ericsson shall become the sole supplier for our 3G network. The Company allocated the purchase price of US$ 65 million to the above deliverables based on their relative fair values. Of this amount, US$ 6.6 million related to support and maintenance of the network for three years. The purchase price is after deduction of commercial discounts, some of which are contingent upon future negotiations for further purchases of services that are probable.

        We have contracted with “Super-Pharm”, the largest drugstore chain in Israel, to sell our network services. At December 31, 2007 our services were sold in Super-Pharm and Super-Link stores nationwide in a variety of formats, including Partner shop-in-shops, kiosks, wall-unit displays and at front counters. In 2007, approximately 16% of our new subscribers were recruited through sales by Super-Pharm. Super-Pharm sells our network services in their stores, and in a chain of stores called “Super-Link” that is dedicated to selling communications services and equipment. The agreement between the parties, which was amended in July 2007 with retroactive effect as of June 2006, will be renewed automatically at the beginning of each calendar year unless either of the parties notifies the other party in advance of their intention not to renew the agreement.

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

General Corporate Tax Structure

        The corporate tax rate applicable in 2007 was 29%. This rate was reduced to 27% in 2008, and had been scheduled to be reduced to 26% in 2009 and 25% in 2010 and beyond.

Special Provisions Relating to Taxation under Inflationary Conditions

        Our taxable income is determined under the Income Tax (Inflationary Adjustment) Law 1985 (the “Inflationary Adjustments Law”), which attempts to overcome some of the problems presented to a traditional tax system by rapid inflation. Generally, the Inflationary Adjustments Law provides tax deductions and adjustments to depreciation deductions and tax loss carry forwards to mitigate the effects resulting from an inflationary economy.

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

        The Income Tax Law (Inflationary Adjustments), 1985 will be abolished from the tax year 2008, subject to transitional provisions.

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

Real Gains derived from the disposal after January 1, 2003 of an asset purchased prior to this date will be subject to capital gains tax at a blended rate. The regular corporate tax rate of 29% (in 2007 and reduced to 27% in 2008) and a marginal tax rate of up to 48% (in 2007 and reduced to 47% during 2008) for individuals will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at a 25% rate for corporations and 20% for individuals (25% for an individual who was a “Significant Shareholder” at any time during the 12-month period preceding such sale).

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

Sale of shares purchased after January 1, 2003

Individuals

        A shareholder will generally be subject to tax at 20% rate on realized real capital gain (if the shareholder is a Significant Shareholder, as defined above, the tax rate will be 25%). To the extent that the shareholder claims a deduction of financing expenses, the gain will be subject to tax at a rate of 25% (until otherwise stipulated in bylaws that may be published in the future).

Corporations

Corporations that are subject to the Inflationary Adjustments Law on August 10, 2005

        The shareholder will be subject to tax at the corporate rate on the realized capital gain ( 29%in 2007 and 27% in 2008).

Corporations that are not subject to the Inflationary Adjustments Law on August 10, 2005

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

—	Taxation of Investors Engaged in a Business of Trading Securities. Individual and corporate dealers in securities in Israel are taxed at tax rates applicable to business income.

—	Withholding at Source from Capital Gains from Traded Securities. Under the 2006 Tax Reform, Israeli stockbrokers have a duty to withhold tax upon the sale of traded securities. The applicable withholding tax rate is generally 20% from the real gain derived from such sale by Israeli resident individuals and 25% from the real gain derived by Israeli resident corporations. Non-Israeli residents are generally not subject to a withholding tax on the capital gain derived from the sale of traded securities provided all the following conditions are met:

1 –	the income derived from such sale is not classified as business income;

2 –	the income is not attributed to a permanent establishment maintained by the seller in Israel; and

3 –	the shares sold were purchased upon or after the initial public offering.

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

Passive Foreign Investment Company Rules

        A non-US corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition or certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2007. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares, ADSs and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares or ADSs. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above).

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

10F. Dividends and Paying Agents

        Not applicable.

10G. Statement By Experts

        Not applicable.

10H. Documents on Display

        Reports and other information of Partner filed electronically with the US Securities and Exchange Commission may be found at www.sec.gov. They can also be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Avenue, N.W., Washington, D.C. 20549.

10I. Subsidiary Information

        Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        General

        We are exposed to market risk, including movements in foreign currency exchange and inflation-indexed interest rates. Where appropriate, we enter into derivative transactions to hedge underlying exposure to foreign currencies and inflation (as measured by the consumer price index (“CPI”)). As a matter of policy we do not enter into transactions of a speculative or trading nature. Interest rate and foreign exchange exposures are monitored by tracking actual and projected commitments and through the use of sensitivity analysis.

        We have borrowings in shekels linked to the CPI and in foreign currencies. The following table provides information derived from the financial statements about these borrowings, as of December 31, 2007.

Non-Derivative Instruments

Fair Value (NIS equivalent in millions, except percentages)

NIS linked to the CPI (1)

Long-term fixed Notes due 2012	2,073
Weighted average interest rate payable	4.25%

Long-term - fixed bank debt	21
Weighted average interest rate payable on fixed rate debt	5.61%

Capital lease	4
Weighted average interest rate payable	6.2%

Foreign Currencies (mainly USD) (1)

Payables-trade	253
Weighted average interest rate payable	-

Capital lease	6
Weighted average interest rate payable	5.8%

Total	2,357

(1)	Book value approximates fair value at December 31, 2007.

Expected Maturity Dates:

We have a senior credit facility with Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd., in which United Mizrahi Bank Ltd. also participates. The facility is divided into two tranches: a $150 million term loan facility (“Facility A”) and a $100 million revolving loan facility (“Facility B”) both expiring September 1, 2009. Facility A must be reduced to $50 million by August 31, 2008. Until February 19, 2007, the facilities were secured by a first ranking floating charge on our assets. With effect March 1, 2007, we have reduced Facility A to $75 million (in addition to an advance of approximately $25 million carried over from our previous facility, which on balance sheet date, was reduced to $4 million) and Facility B to $75 million. As a result, the total maximum availability under the facility is currently approximately $154 million.

Foreign Exchange and Inflation

        Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, through December 31, 2007, a material amount of our operating expenses were linked to non-shekel currencies, mainly the U.S. dollar. These expenses related mainly to the acquisition of handsets where the price paid by us is based on various foreign currencies, mainly the U.S. dollar. In addition, most of our capital expenditures are incurred in, or linked to non-shekel currencies, mainly the U.S. dollar. In light of the decrease in the average value of the U.S. dollar compared to the shekel during 2006 and 2007, changes in foreign exchange rates thus had an overall favorable impact on our expenses and financial results. In the event of a devaluation of the shekel against the dollar (or other foreign currencies), the shekel cost of our non-shekel denominated or linked expenses would increase. Such an increase may have an adverse impact on our results, which may be material. We hedge some of our foreign currency commitments.

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

        The following table provides information derived from the financial statements about our outstanding foreign exchange instruments. See Note 10b to our consolidated financial statements.

Derivative Instruments

	As of December 31, 2007	Maturing in 2008	Fair Value at December 31, 2007
	(NIS equivalent in millions)

Forward transactions - for the exchange of: Dollars
into NIS	358	358	(18.5)
Embedded derivatives - Dollars into NIS	591	450	19
Forward transactions - for changes in the Israeli CPI	1,000	1,000	9

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15. CONTROLS AND PROCEDURES

        (a) Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. Disclosure controls and procedures means controls and other procedures designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

        There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures in place as of December 31, 2007 were effective.

        (b) Management’s Annual Report on Internal Control over Financial Reporting. Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

—	pertain to the maintenance of our records that in reasonable detail accurately and fairly reflect our transactions during the year;

—	provide reasonable assurance that our transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

—	provide reasonable assurance that our receipts and expenditures are made only in accordance with authorizations of our management and Board of Directors (as appropriate); and

—	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

        Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Our management, including our Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

        Our internal control over financial reporting as of December 31, 2007 has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited., as stated in their report which is included under Item 18.

        (c) Attestation report of the registered public accounting firm. The attestation report of Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited., regarding the Company’s internal control over financial reporting is included under Item 18.

        (d) Changes inInternal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        The Board of Directors has determined that Moshe Vidman, Dr. Michael Anghel and Erez Gissin are “audit committee financial experts” as defined in Item 16A of Form 20-F. All the members of the Audit Committee are “independent directors” as defined in the Nasdaq listing standards applicable to us.

ITEM 16B. CODE OF ETHICS

        We have adopted a code of ethics that applies to our directors, officers and employees. We undertake to provide to any person without charge, upon request, a copy of our code of ethics, which you may request from Partner’s legal department, tel.: +972-54-4814191.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Kesselman & Kesselman, independent certified public accountants in Israel and a member of Pricewaterhouse Coopers International Limited (“PwC”) have served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2007, for which audited financial statements appear in this annual report on Form 20-F.

        The following table presents the aggregate fees for professional services rendered by PwC to Partner in 2006 and 2007.

	2006 (NIS thousands)	2007 (NIS thousands)

Audit Fees (1)	4,606	4,480	(4)
Audit-related Fees (2)	147	350
Tax Fees (3)	248	202
All other fees	-
TOTAL	5,001	5,032

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; and assistance with and review of documents filed with the SEC.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and include consultations concerning financial accounting and reporting standards, as well as the purchase of an accounting data base.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of tax returns and claims for tax refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, and requests for rulings or technical advice from taxing authority.

(4)	Including an amount of NIS 644,000 billed for the audit of our financial statements for the year ended December 31, 2006, in particular for audit hours spent at the beginning of 2007, and which were approved and paid in the third quarter of 2007.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

The table below sets forth information regarding stock repurchases effected by the Company since January 1, 2007.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	(d) Maximum Number (or Approximate NIS Value) of Shares that May Yet Be Purchased Under the Plans or Programs (1)
March 1 - 31, 2008	625,000 shares	NIS 77.61	625,000 shares	Up to approximately NIS 551,500,000

(1)	The share repurchase plan was publicly announced on February 6, 2008, and provides for the repurchase of up to a maximum of NIS 600 million. This repurchase plan can be stopped by the Board of Directors at any time, and will expire on December 31, 2008 (see above “Item 10B: Memorandum and Articles of Association – Purchase of Our Own Shares”). There were no other repurchase plans in existence by the Company during the period covered by the table above.

ITEM 17. FINANCIAL STATEMENTS

        The company has responded to “Item 18. Financial Statements” in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

        The following financial statements are filed as part of this annual report.

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F - 2 - F - 3
CONSOLIDATED FINANCIAL STATEMENTS:
Balance sheets as of December 31, 2006 and 2007	F - 4 - F - 5
Statements of operations for the years ended December 31, 2005, 2006 and 2007	F - 6
Statements of changes in shareholders' equity for the years ended December 31, 2005, 2006 and 2007	F - 7
Statements of cash flows for the years ended December 31, 2005, 2006 and 2007	F - 8 - F - 9
Notes to financial statements	F - 10 - F - 51

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

Exhibit No.	Description

>1.1	Partner’s Amended and Restated Articles of Association
*1.2	Partner’s Certificate of Incorporation
*1.3	Partner’s Memorandum of Association
**2.(a).1	Form of Share Certificate
^^2.(a).2	Amended and Restated Deposit Agreement Between Partner and the Bank of New York
^2.(b)	Form of Indenture between Partner and the Trust Company of Union Bank Ltd.
^4.(a).1	Restatement of the Relationship Agreement dated April 20, 2005
**4.(a).2	License from the Israeli Ministry of Communications issued April 8, 1998
**4.(a).4	License Agreement for use of the Orange Brand in Israel dated September 14, 1998
**4.(a).5	Brand Support/Technology Transfer Agreement dated July 18, 1999
**4.(a).6	Agreement with Ericsson Radio Systems AB dated May 28, 1998
#++4.(a).7	Agreement with LM Ericsson Israel Ltd. dated November 25, 2002
^#4.(a).8	Dealer Agreement with Super-Pharm dated February 12, 2004
#4.(a).8.1	Amendment to the Dealer Agreement with Super-Pharm, dated July 8, 2007
**4.(a).9	Lease Agreement with Mivnei Taasia dated July 2, 1998
^^^4.(a).13	Asset Purchase Agreement with Med-1 dated as of January 22, 2006
#***4.(a).14	Amendments Nos. 1 to 6 to our License from the Israeli Ministry of Communications
+4.(a).15	Amendments Nos. 7 to 11 to our License from the Israeli Ministry of Communications
++4.(a).16	Amendments Nos. 12 to 17 to our License from the Israeli Ministry of Communications
+++4.(a).17	Amendments Nos. 18 to 23 to our License from the Israeli Ministry of Communications
^4.(a).18	Amendments Nos. 24 to 31 to our License from the Israeli Ministry of Communications
^^^4.(a).19	Amendments Nos. 32 to 34 to our License from the Israeli Ministry of Communications
>4.(a).20	Amendments Nos. 35 to 44 to our License from the Israeli Ministry of Communications
4.(a).21	Amendment No. 44 to our License from the Israeli Ministry of Communications
4.(a).22	Amendment No. 45 to our License from the Israeli Ministry of Communications
>4.(a).58	Special License from the Israeli Ministry of Communications for the Provision of Fixed-Line Domestic Transmission and Data Communications Services issued August 14, 2006.
>4.(a).59	Amendment No. 1 to Special License for the Provision of Fixed-Line Domestic Transmission and Data Communications Services issued September 10, 2006.
>4.(a). 60	Exclusive General License from the Israeli Ministry of Communication for the Provision of Domestic Transmission and Data Communications Services issued January, 15 2007.
>4.(a). 60.1	Amendment No. 1 to Fixed-Line License from the Israeli Ministry of Communications issued January 14, 2007
>4.(a). 60.2	Amendment No. 2 to Fixed-Line License from the Israeli Ministry of Communications issued January 31, 2007
>4.(a).60.3	Amendment No. 3 to Fixed-Line License from the Israeli Ministry of Communications issued February 19, 2007
4.(a).60.4	Amendment No. 4 to Fixed-Line License from the Israeli Ministry of Communications issued July 11, 2007
4.(a).60.5	Amendment No. 5 to Fixed-Line License from the Israeli Ministry of Communications issued October 10, 2007
^4.(a).64	Facility Agreement dated April 14, 2005
#+++4.(a).65	Purchase Agreement with Nortel Networks Israel (Sales and Marketing) Ltd. dated November 12, 2003.
^4.(a).66	Share Buy Back Agreement dated February 7, 2005
#4.(a).67	Swap Agreement with LM Ericsson Israel Ltd. dated December 20, 2007
6.	See Note 1r to our financial statements for information explaining how earnings (loss) per share information was calculated.
8.	List of Subsidiaries (see "Item 4C - Organizational Structure").
12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.(a).1	Consent of Kesselman & Kesselman

*	Incorporated by reference to our registration statement on Form F-1 (No. 333-12340).
**	Incorporated by reference to our registration statement on Form F-1 (No. 333-10992).
***	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2000.
+	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2001.
++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002.
+++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003.
^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004.
^^	Incorporated by reference to our registration statement on Form F-6 (No. 333-132680).
^^^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005.
>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2006.
#	Confidential treatment requested.

Confidential material has been redacted and has been separately filed with the Securities and Exchange Commission.

GLOSSARY OF SELECTED TELECOMMUNICATIONS TERMS UPDATE

        The following explanations are not intended as technical definitions, but to assist the reader in understanding certain terms as used in this annual report.

AMPS	Advanced Mobile Phone System; the analogue cellular telephone technology adopted in the United States. Also N-AMPS (Narrowband AMPS), a more frequency-efficient variant of AMPS.

Analog Technology	A technology in which some property of an electrical signal is varied proportionally to the input signal being transmitted, stored or processed. Fixed transmitter/receiver equipment in each cell of a cellular

Base Transceiver Station ("BTS")	telecommunications network that communicates by radio with all cellular telephones in that cell.

Base Station Controller ("BSC")	Monitors and controls one or more base stations in order to exchange messages, handover cellular units from cell to cell and perform other system administrative tasks.

Blocked call	Where a cellular phone call fails because no channels are available in the cell in which the user is located.

CDMA	Code Division Multiple Access; a method by which many users sharing the same radio channel can be distinguished by unique code numbers.

Cell	In a cellular telephone system, the coverage area of a single base transceiver station or one sector therein.

Channel	A frequency or time slot in a telecommunications system over which distinct messages can be conveyed.

Churn	The number of customers who are disconnected from a network, either involuntarily, due to payment delinquency or suspected fraudulent use, or voluntarily, as customers switch to competing networks, relocate outside the network's service area, or cease using cellular telephones permanently or temporarily.

D-AMPS	Digital Advanced Mobile Phone System; a digital mobile system first implemented in the United States and intended initially to permit gradual upgrading of AMPS networks.

Dropped call	When a cellular phone call is involuntarily terminated.

GPRS	General Packet Radio Services (GPRS) is a packet-based wireless communication service that enables data rates from 56 up to 114 Kbps and continuous connection to the Internet for mobile phone and computer users. GPRS is based on Global System for Mobile (GSM) communication.

GSM	The Global System for Mobile Communications, a comprehensive digital standard for the operation of all elements of a mobile telephone system. GSM originated in Europe, but is now the most popular digital mobile telephone standard worldwide.

GSM 900	GSM operation in the 900 MHz frequency band; the original frequency band allocated to GSM, later extended by 10 MHz (EGSM).

GSM 1800	GSM operation in the 1800 MHz frequency band; formerly known as DCS 1800 or PCN, first allocated for the expansion of mobile network competition in Europe, now used for the same purpose in many other areas.

GSM 1900	GSM operation in the 1900 MHz band; primarily used in North and South America

GSM Association	Formerly known as the GSM Memorandum of Understanding Association (GSM MoU), an organization of operators, government administrations, and equipment and service suppliers that promotes the development and promulgation of the GSM standard and relations between GSM operators.

HSCSD	High Speed Circuit Switched Data is an infrastructure development which enables the transmission of data at higher speeds than the 9600 Bps speed previously available on GSM networks.

HSXPA	HSXPA technology describes the third generation (UMTS) cellular High Speed Packet Access protocol that combines both the High Speed Downlink Packet Access (HSPDA) and High Speed Uplink Packet Access (HSUPA) modes for high performance ACDMA systems.

Intelligent Network ("IN")	Network architecture that centralizes the processing of calls and billing information of calls.

Cellular Switching Center ("MSC")	A large, computer-based device used to connect calls within a cellular network and as the interface of the cellular network to other networks.

RTT	Real-time technology.

SMS	Short message service, a service which enables cellular telephone users to send and receive written messages on their handsets.

UMTS	Universal Cellular Telecommunications System, the "third generation" of cellular telecommunications standard, also referred to as UMTS.

Virtual Private Network ("VPN")	A private network provided by means of the facilities of a public telephone network but which operates by logic as a closed user group thereby providing the convenience of a private network with the economy of scale of a public network.

WAP	Wireless Application Protocol, a language specifically developed for cellular telephones that facilitates internet usage.

SIGNATURES

        The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Partner Communications Company Ltd. By: /s/ David Avner —————————————— David Avner Chief Executive Officer May 6, 2008

By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer May 6, 2008

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2007 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2007 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in thousands.

Report of Independent Registered Public Accounting Firm

To the Shareholders of

PARTNER COMMUNICATIONS COMPANY LTD.

We have completed integrated audits of Partner Communications Company Ltd.‘s (collectively – “the Company” or “Partner”) 2007 and 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2007, and an audit of its 2006 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the consolidated balance sheets of Partner as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our integrated audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Partner at December 31, 2007 and 2006, and the results of their operations, changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in notes 1o and 9h to the consolidated financial statements, effective January 1, 2007 the company changed its method of accounting for uncertainty in income taxes. In addition, as discussed in note 1s, effective January 1, 2006, the company changed its method of accounting for share-based payment.

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and management is responsible for the assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also includes performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
May 5, 2008	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers
International Limited

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31
	2006	2007	2007
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	77,547	148,096	38,507
Accounts receivable (note 11a):
Trade	964,309	1,120,842	291,431
Other	65,533	55,273	14,371
Inventories (note 11b)	126,466	143,022	37,187
Deferred income taxes (note 9d)	40,495	46,089	11,984

T o t a l current assets	1,274,350	1,513,322	393,480

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivable - trade (note 11a)	274,608	446,899	116,198
Funds in respect of employee rights upon retirement (note 6)	80,881	88,522	23,017

	355,489	535,421	139,215

FIXED ASSETS, net of accumulated depreciation and
amortization (note 2)	1,747,459	1,734,964	451,108

LICENSE, DEFERRED CHARGES AND OTHER
INTANGIBLE ASSETS, net of accumulated amortization (note 3)	1,247,084	1,153,926	300,033

DEFERRED INCOME TAXES (note 9d)	76,139	93,745	24,375

T o t a l assets	4,700,521	5,031,378	1,308,211

        Date of approval of the financial statements: April 7, 2008

David Avner	Emanuel Avner	Moshe Vidman
Chief Executive Officer	Chief Financial Officer	Director

	December 31
	2006	2007	2007
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term liabilities (notes 4, 11e)	40,184	28,280	7,353
Accounts payable and accruals:
Trade	690,424	749,623	194,910
Other (note 11c)	281,403	375,510	97,637
Parent group - trade (note 12)	15,830	3,405	885

T o t a l current liabilities	1,027,841	1,156,818	300,785

LONG-TERM LIABILITIES:
Bank loans, net of current maturities (note 4)	272,508
Notes payable (note 5)	2,016,378	2,072,636	538,907
Liability for employee rights upon retirement (note 6)	113,380	131,960	34,311
Other liabilities (note 11e)	15,947	14,492	3,768

T o t a l long-term liabilities	2,418,213	2,219,088	576,986

COMMITMENTS AND CONTINGENT LIABILITIES (note 7)

T o t a l liabilities	3,446,054	3,375,906	877,771

SHAREHOLDERS' EQUITY (note 8):
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2006 and 2007 - 235,000,000 shares;
issued and outstanding -
December 31, 2006 - 154,516,217 shares and
December 31, 2007 - 157,320,770 shares	1,545	1,573	409
Capital surplus	2,452,682	2,544,943	661,712
Accumulated deficit	(1,199,760)	(891,044)	(231,681)

T o t a l shareholders' equity	1,254,467	1,655,472	430,440

	4,700,521	5,031,378	1,308,211

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2005	2006	2007	2007
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands (except per share data)

REVENUES - net:
Services	4,619,932	5,027,310	5,328,739	1,385,527
Equipment	503,007	579,401	784,905	204,083

	5,122,939	5,606,711	6,113,644	1,589,610
COST OF REVENUES:
Services	3,022,480	3,085,507	3,101,588	806,445
Equipment	743,872	811,760	1,001,488	260,397

	3,766,352	3,897,267	4,103,076	1,066,842

GROSS PROFIT	1,356,587	1,709,444	2,010,568	522,768

SELLING AND MARKETING EXPENSES	272,900	307,592	370,183	96,251
GENERAL AND ADMINISTRATIVE EXPENSES	180,781	183,460	235,865	61,327

	453,681	491,052	606,048	157,578

OPERATING PROFIT	902,906	1,218,392	1,404,520	365,190
FINANCIAL EXPENSES, net (note 11f)	345,448	166,442	126,317	32,844

INCOME BEFORE TAXES ON INCOME	557,458	1,051,950	1,278,203	332,346
TAXES ON INCOME (note 9)	202,898	370,675	338,417	87,992

INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE
IN ACCOUNTING PRINCIPLES	354,560	681,275	939,786	244,354
CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF A
CHANGE IN ACCOUNTING PRINCIPLES, net of tax		1,012

NET INCOME FOR THE YEAR	354,560	682,287	939,786	244,354

EARNINGS PER SHARE ("EPS"):
Basic:
Before cumulative effect	2.19	4.43	6.01	1.56

Cumulative effect		0.01

	2.19	4.44	6.01	1.56

Diluted:
Before cumulative effect	2.17	4.40	5.96	1.55

Cumulative effect		0.01

	2.17	4.41	5.96	1.55

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING:
Basic	161,711,125	153,633,758	156,414,684	156,414,684

Diluted	163,617,272	154,677,685	157,787,009	157,787,009

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital
	Number of shares	Amount	Receivables in respect of shares issued	Capital surplus	Accumulated deficit	Total
		( I n t h o u s a n d s )

New Israeli Shekels:
BALANCE AT DECEMBER 31, 2004	184,037,221	1,840	(2,260)	2,338,377	(750,882)	1,587,075
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2005:
Repurchase of Company's shares (including purchase cost of NIS
17,591,000)	(33,317,933)	(333)			(1,091,508)	(1,091,841)
Exercise of options granted to employees	1,809,000	18	2,260	34,875		37,153
Income tax benefit in respect of exercise of options granted to
employees				4,820		4,820
Employee share-based compensation expenses				10,353		10,353
Dividend					(86,769)	(86,769)
Net income					354,560	354,560

BALANCE AT DECEMBER 31, 2005	152,528,288	1,525	--	2,388,425	(1,574,599)	815,351
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2006:
Exercise of options granted to employees	1,987,929	20		44,312		44,332
Cumulative effect, at beginning of year, of a change in
accounting principles				(1,012)		(1,012)
Employee share-based compensation expenses				20,957		20,957
Dividend					(307,448)	(307,448)
Net income					682,287	682,287

BALANCE AT DECEMBER 31, 2006	154,516,217	1,545	--	2,452,682	(1,199,760)	1,254,467
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2007
Exercise of options granted to employees	2,804,553	28		75,509		75,537
Employee share-based compensation expenses				16,752		16,752
Dividend					(631,070)	(631,070)
Net income					939,786	939,786

BALANCE AT DECEMBER 31, 2007	157,320,770	1,573		2,544,943	(891,044)	1,655,472

Convenience translation into u.s. dollars (note 1a):
BALANCE AT JANUARY 1, 2007	154,516,217	402		637,723	(311,950)	326,175
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2007
Exercise of options granted to employees	2,804,553	7		19,633		19,640
Employee share-based compensation expenses				4,356		4,356
Dividend					(164,085)	(164,085)
Net income					244,354	244,354

BALANCE AT DECEMBER 31, 2007	157,320,770	409		661,712	(231,681)	430,440

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2005	2006	2007	2007
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	354,560	682,287	939,786	244,354
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	683,503	622,434	603,425	156,897
Employee share-based compensation expenses	10,353	20,957	16,752	4,356
Liability for employee rights upon retirement	9,430	11,142	18,580	4,831
Deferred income taxes	198,079	35,231	(23,200)	(6,032)
Income tax benefit in respect of exercise of options
granted to employees	4,820
Accrued interest, exchange and linkage
differences on (erosion of) long-term liabilities	108,411	(4,646)	59,980	15,595
Amount carried to deferred charges	(13,820)
Capital loss on sale and disposal of fixed assets	493	274	1,267	329
Cumulative effect, at beginning of year, of a change
in accounting principles		(1,012)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(262,262)	(254,748)	(328,824)	(85,496)
Other	(26,970)	30,952	10,260	2,668
Increase (decrease) in accounts payable and accruals:
Trade	112,857	(58,568)	100,817	26,213
Other	(75,884)	49,923	85,885	22,331
Parent group - trade	10,513	5,317	(12,425)	(3,231)
Increase (decrease) in asset retirement obligations	(92)	1,069	528	137
Decrease (increase) in inventories	(107,667)	82,857	(16,556)	(4,305)

Net cash provided by operating activities	1,006,324	1,223,469	1,456,275	378,647

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(498,851)	(344,206)	(531,782)	(138,268)
Acquisition of optic fibers activity		(71,125)
Proceeds from sale of fixed assets	16	73	43	(11)
Purchase of additional spectrum	(41,542)	(27,690)
Payments in respect of land line license		(300)	(700)	(182)
Funds in respect of employee rights upon retirement	(6,315)	(5,438)	(7,641)	(1,986)

Net cash used in investing activities	(546,692)	(448,686)	(540,080)	(140,425)

(Continued) - 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2005	2006	2007	2007
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of capital lease	(1,893)	(3,620)	(8,532)	(2,218)
Repurchase of company's shares (including purchase
cost of NIS 17,591,000)	(1,091,841)
Issuance of notes payable under a prospectus, net of
issuance costs	1,929,223
Redemption of notes payable	(793,100)
Proceeds from exercise of stock options granted to
employees	37,153	44,332	75,537	19,640
Windfall tax benefit in respect of exercise of options
granted to employees		643	1,167	303
Dividend paid	(41,773)	(352,444)	(624,015)	(162,250)
Long-term bank loans received	359,000
Repayment of long-term bank loans	(857,004)	(390,155)	(289,803)	(75,351)

Net cash used in financing activities	(460,235)	(701,244)	(845,646)	(219,876)

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	(603)	73,539	70,549	18,344
CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	4,611	4,008	77,547	20,163

CASH AND CASH EQUIVALENTS AT
END OF YEAR	4,008	77,547	148,096	38,507

SUPPLEMENTARY DISCLOSURE OF CASH
FLOW INFORMATION - cash paid during the year:
Interest	235,854	149,728	99,560	25,886

Income taxes (net of refund of approximately NIS 74
million)	30,840	317,099	301,554	78,407

Supplementary information on investing and financing activities not involving cash flows

At December 31, 2005, 2006 and 2007, trade payables include NIS 90.3 million, NIS 201.8 million and NIS 160 million ($ 42 million), respectively, in respect of acquisition of fixed assets. In addition, at December 31, 2005 trade payables included NIS 27.7 million in respect of acquisition of additional spectrum.

At December 31, 2007, tax withholding related to dividend of approximately NIS 7 million is outstanding.

At December 31, 2005, dividend payable of approximately NIS 45 million was outstanding.

During 2005 and 2007, the Company has undertaken a capital lease with respect to fixed assets in the amount of NIS 15.8 million and NIS 7.4 million ($2 million), respectively.

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

The Company launched its 3G network on December 1, 2004.

Under the terms of the amended license, the Company provided a bank guarantee in NIS equivalent of USD 10 million to the State of Israel to secure the Company’s adherence to the terms of the license.

On August 14, 2006 the Company was awarded a temporary license from the Ministry of Communications for the offering of transmission services in consideration of NIS 300,000. In August 2007 the temporary transmission services license was converted into the special general license for domestic fixed services. The license is for a period of 20 years. The license was awarded to Partner Land-Line Communication Solutions (“Partner Land Line”) – a limited Partnership under the Company’s control. An additional NIS 700,000 was paid upon the Company’s receipt of the license.

Under the terms of the license, the Company provided a bank guarantee in NIS equivalent of NIS 10 million to the State of Israel to secure the Company’s adherence to the terms of the license.

3)	On July 3, 2006 the Company acquired MED I.C-1 (1999) Ltd. (“Med 1”) transmission activity including 900 kilometers of transmission fiber for approximately NIS 71 million in cash. The Company purchased Med-1 transmission network to lower its transmission expenses and to have the ability to provide its customers with additional services. As from July 3, 2006 the transmission activity has been included in the financial results.

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

Functional currency and reporting currency

The functional currency of the Company and its subsidiary and Partnership (together – The Group) is the local currency New Israeli Shekels – NIS. The consolidated financial statements have been drawn up on the basis of the historical cost of Israeli currency and are presented in NIS.

Convenience translation into U.S. dollars (“dollars” or “$”)

The NIS figures at December 31, 2007 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2007 ($1 = NIS 3.846). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

Accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary and Partnership.

2)	Intercompany balances and transactions between the Group’s entities have been eliminated.

c.	Inventories

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

d.	Non-marketable securities

These investments are stated at cost, less provision for impairment losses. The balance of these investments is fully impaired.

e.	Fixed assets:

1)	These assets are stated at cost.

2)	Direct consultation and supervision costs and other direct costs relating to setting up the Company’s communications network and information systems for recording and billing calls are capitalized to cost of the assets.

3)	Interest costs in respect of loans and credit which served to finance the construction or acquisition of fixed assets – incurred until installation of the fixed assets is completed – are capitalized to cost of such assets.

4)	Assets are depreciated by the straight-line method, on basis of their estimated useful life.

Annual rates of depreciation are as follows:

%

Communications network (*)	10 - 20
(mainly 15)
Computers, hardware and software for
information systems	15-33
Office furniture and equipment	7-15
Optic fibers (see note 1a(3)) and related assets	6-10

(*)	See 7 below.

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

The cost of internal-use software which has useful life in excess of one year is capitalized in accordance with Statement of Position (SOP) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized using the straight-line method over a period of 3 to 7 years.

7)	On December 20, 2007 Partner has entered into an agreement (the “Agreement”) with LM Ericsson Israel Ltd. (“Ericsson”), for the replacement of third party 3G radio equipment existing in Partner’s network, and for additional investment in the 3G network in addition to the support and maintenance of the Company’s network for a period of three years.

The company allocated the purchase price of USD 65 million to the above deliverables based on their relative fair values. Of this amount, USD 6.6 million related to support and maintenance of the Network.

The purchase price is after deduction of commercial discounts, some of which contingent upon future negotiations for further purchases of purchase of services that are probable.

The replacement process is scheduled to take place during a period ending no later than June 30, 2011. The main part of the replacement is planned to take place during 2008.

Following the agreement, in accordance with Financial Accounting Standards No. 144 (FAS 144), “Accounting for the Impairment or Disposal of Long Lived Assets”, the Company, on December 20, 2007, reviewed the communication network for impairment, in order to assure that the carrying amount of the fixed assets is recoverable. No impairment loss was required. Following the impairment test, the Company accelerated the estimated useful life of the equipment to be replaced (in the depreciated amount of approximately NIS 136 million) to the period it is anticipating that the actual replacement will take place.

As a result of the above change in estimate, the effect on depreciation expenses (included in cost of service revenues), net income and earnings per share was immaterial for 2007.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Fixed assets (continued):

The subsequent accounting treatment of the various elements is as follows:

(a)	Network equipment – the amount attributed will be depreciated over its estimated useful life.

(b)	Support and maintenance services – the amount attributed will be expensed – on a straight line method – over the support and maintenance services agreement period (three years).

f.	License, deferred charges and other intangible assets:

1)	License:

The license (see also 1a(2) above) is stated at cost and is amortized by the straight-line method over the utilization period of the license starting January 1, 1999.

Following the extensions of the license (as described in note 1a(2) above) the unamortized balance of the Company’s existing license as well as the cost of the additional spectrum put into service are amortized over the period ending in 2022.

The costs relating to the 3G band are amortized as of December 1, 2004, by the straight-line method over the period ending in 2022.

Interest expenses which served to finance the license fee – incurred until the commencement of utilization of the license – were capitalized to cost of the license.

2)	Customer relationships relating to Med-1 fiber optic acquisition are amortized over the estimated useful life which is 5-7 years.

3)	Deferred charges:

a)	Costs relating to the obtaining of long-term credit lines are deferred and amortized using the effective interest rate determined for the borrowing transactions over the life of the line of credit.

b)	Issuance costs relating to Notes payable (see note 5) are amortized using the effective interest rate stipulated for the Notes.

g.	Impairment of long-lived assets

The Company has adopted Statement of Financial Accounting Standards No. 144 (FAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets”. FAS 144 requires that long-lived assets, including certain intangible assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets written down to their estimated fair values. See also 1e and f.

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

The Company recognizes revenues net of value added taxes.

Revenues from long-term credit arrangements (longer than one year) are recognized on the basis of the present value of future cash flows, discounted according to interest rates at the time of the transaction. The difference between the original credit and its present value is recorded as interest income over the credit period.

Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables” addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. EITF Issue 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. Based on EITF 00-21, the Company determined that the sale of handsets with accompanying services constitutes a revenue arrangement with multiple deliverables. Accordingly consideration received for handsets, up to their fair value, that is not contingent upon the delivery of additional items (such as the services), is recognized as equipment revenues, when revenue recognition criteria for the equipment as stated above are met. Consideration for services is recognized as services revenue, when earned.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Concentration of credit risks – allowance for doubtful accounts

The Company’s revenues are derived from a large number of customers. Accordingly, the Company’s trade balances do not represent a substantial concentration of credit risk. An appropriate provision for doubtful accounts is included in the accounts of the Company. The allowance charged to expenses (including bad debts), determined as a percentage of specific debts doubtful of collection, based upon historical experience and future expectations, for the years ended December 31, 2005, 2006 and 2007 totaled NIS 28,739,000, NIS 26,470,000 and NIS 43,770,000 ($ 11,381,000) (see note 11a), respectively.

The cash and cash equivalents as of December 31, 2007 are deposited mainly with leading Israeli banks. Therefore, in the opinion of the Company, the credit risk inherent in these balances is remote.

l.	Handsets warranty obligations

The provision for handsets warranty obligations is calculated at the rate of 2% of the cost of the handsets sold, see note 11d. The Company has entered into several agreements under which the supplier does not provide any warranty but rather provides additional handsets to satisfy its warranty obligation. In these cases, the Company provides for warranty costs at the same time as the revenues are recognized.

m.	Advertising expenses

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2005, 2006 and 2007 totaled NIS 97,651,000, NIS 105,035,000 and NIS 115,835,000 ($ 30,118,000), respectively.

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

Deferred tax balances are computed at the tax rates expected to be in effect at the deferred tax asset is utilized or the deferred tax liability is settled, based on the tax laws enacted (see also note 9b).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

o.	Uncertainty in Income Taxes :

As of January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax positions; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions. On May 2, 2007, the FASB issued FASB Staff Position No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48-1” (“FSP FIN 48-1”). FSP FIN 48-1 provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Company adopted FSP FIN 48-1 As of January 1, 2007

The Company’s policy to include interest and penalties relating to uncertain tax positions, within the provision for income taxes has not change as a result of implementing FIN 48 (see also note 9h).

p.	Foreign currency transactions and balances

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

q.	Derivative financial instruments (“derivatives”)

Under FAS 133, which establishes accounting and reporting standards for derivatives, including certain derivatives embedded in other contracts, and for hedging activities, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative, for accounting purposes, as: (1) hedging instrument, or (2) non-hedging instrument. Any changes in fair value are to be reflected as current gains or losses or other comprehensive gains or losses, depending upon whether the derivative is designated as a hedge and what type of hedging relationship exists. Changes in fair value of non-hedging instruments are carried to “financial expenses-net” on a current basis. To date, the Company did not have any contracts that qualify for hedge accounting under FAS 133.

The Company occasionally enters into commercial (foreign currency) contracts in which a derivative instrument is “embedded”. This embedded derivative is separated from the host contract and carried at fair value through income statement when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument (see note 10).

r.	Earning Per Share (EPS)

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the years.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Earning Per Share (EPS) (continued):

Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury-stock-method.

s.	Share based payment

Prior to January 1, 2006, the company accounted for employees share-based payment under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25 –“Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations The company disclosed pro forma information assuming the company had accounted for employees share-based payments using the fair value-based method, as required.

Effective January 1, 2006, the company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-based Payment” (“FAS 123 (R)”). FAS 123(R) requires awards classified as equity awards to be accounted for using the grant-date fair value method. The fair values of share-based payment transactions is recognized as expense over the requisite service period, net of estimated forfeitures. The company estimated forfeitures based on historical experience and anticipated future conditions.

The Company elected to recognize compensation cost for an award with only service conditions using the accelerated method.

The Company elected to adopt the modified prospective transition method, permitted by FAS 123(R). Under such transition method, FAS 123(R) has been implemented as from the first quarter of 2006 with no restatement of prior periods. The valuation provisions of FAS 123(R) apply to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of January 1, 2006 are recognized over the remaining service period using the grant-date fair value of those awards as calculated for pro forma disclosure purposes under FAS 123.

The Company records deferred tax awards that result in deductions on the Company’s income tax returns, based on the amount of compensation cost recognized and the Company’s statutory tax rate.

Differences between the deferred tax assets recognized and the actual tax deduction reported on the company’s income tax return are recorded in additional paid-in capital (If the tax deduction exceeds the deferred tax asset) or as an expense in the income statement (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

The adoption of FAS 123(R) resulted in a cumulative benefit from accounting change of approximately NIS 1 million which reflects the net cumulative impact of estimating future forfeitures in the determination of period expense, rather than recording forfeitures when they occur as previously permitted under APB 25.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

s.	Share based payment (continued)

Share-based employee compensation cost for the year ended December 31, 2005 was determined using the intrinsic value method. The following table provides pro forma financial information as if Share-based employee compensation cost had been computed under FAS 123:

Year ended December 31,
2005
NIS
In thousands, except per share data

Net income, as reported	354,560
Add: stock based employee
compensation expense-net,
included in reported net
income - net of income taxes	8,023
Deduct: stock based employee
compensation expense-net,
determined under fair value
method for all awards - net of income
taxes	(30,978)

Pro-forma net income	331,605

Earning per share:
Basic - as reported	2.19

Basic - pro forma	2.05

Diluted - as reported	2.17

Diluted - pro-forma	2.03

t.	Asset retirement obligations

The company recognizes a liability in respect of asset retirement obligation (ARO) associated with the retirement of a tangible long lived asset in the period in which it is incurred and becomes determinable , with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset.

The ARO is recorded at fair value, and the accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash out flows discounted at the Company’s credit-adjusted risk-free interest rate.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Asset retirement obligations (continued):

The Company has adopted, as of January 1, 2006 FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the fair value of the liability can be reasonably estimated. This Interpretation also clarifies that the term Conditional Asset Retirement Obligation refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. According to FIN 47 uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists.

FIN 47 has not had a material impact on the company’s financial condition or results of operations.

The Company is subject to asset retirement obligations associated with its cell sites operating leases. These lease agreements contain clauses requiring restoration of the leased site at the end of the lease term, creating asset retirement obligations, see also note 12e.

u.	Recently issued accounting pronouncements:

1)	In September 2006 the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”) which defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (as of January 1, 2008 for the Company).

The Company does not expect that the adoption of this statement will have a material effect on its financial position or its results of operations.

2)	In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities–Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose, at its initial application or at other specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (January 1, 2008, for the Company). If the company is to elect the fair value option for its existing assets and liabilities, the effect as of the adoption date, shall be reported as a cumulative-effect adjustment to the opening balance of retained earnings . The Company is currently assessing the impact that SFAS 159 may have on its financial position.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Recently issued accounting pronouncements (continued):

3)	In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)". SFAS 141(R) changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance and income tax uncertainties.. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 . Early application is prohibited. the Company will be required to adopt SFAS 141(R) on January 1, 2009.

4)	In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51” (“SFAS 160”).

SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. An ownership interest in subsidiaries held by parties other than the parent should be presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. SFAS 160 requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary should be accounted for similarly as equity transactions. When a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary should be initially measured at fair value, with any gain or loss recognized in earnings.

SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interests. SFAS 160 is effective for fiscal years (including interim periods within those fiscal years) beginning on or after December 15, 2008. Earlier adoption is prohibited. The statement shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirement which shall be applied retrospectively for all periods presented. The Company will be required to adopt SFAS 160 on January 1, 2009. The Company is currently assessing the impact that SFAS 160 may have on its results of operations and financial position.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Recently issued accounting pronouncements (continued):

5)	In June 2006, the Emerging Issues Task Force (EITF), reached a consensus on Issue No. 06-01, “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider” (EITF No. 06-01). EITF 06-01 provides guidance on the accounting for consideration given to third party manufacturers or resellers of equipment which is required by the end-customer in order to utilize the service from the service provider. EITF 06-01 is effective for fiscal years beginning after June 15, 2007 (January 1, 2008, for the Company). An entity should recognize the effects of applying EITF 06-01 as a change in accounting principle through retrospective application to all prior periods unless it is impracticable to do so. The Company does not expect the adoption of EITF 06-01 to have a material impact on its results of operations and financial position.

v.	Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – FIXED ASSETS:

a.	Composition of fixed assets – net, is as follows:

	December 31
	2006	2007	2007
	NIS		Convenience translation into dollars
	In thousands

Communications network	3,730,768	4,077,703	1,060,245
Computers, hardware and software for
information systems	816,027	837,995	217,887
Optic fibers and related assets	60,591	130,450	33,918
Office furniture and equipment	45,213	41,751	10,857
Leasehold improvements	228,272	262,121	68,154

	4,880,871	5,350,020	1,391,061
Less - accumulated depreciation and amortization	3,133,412	3,615,056	939,953

	1,747,459	1,734,964	451,108

The cost of communication network in the amount of approximately NIS 1,546 million is fully depreciated and still in use.

Depreciation and amortization in respect of fixed assets totaled NIS 575,606,000, NIS 529,560,000 and NIS 509,568,000 ($ 132,492,000) for the periods ended December 31, 2005, 2006 and 2007, respectively. As to change in estimate, refer to note 1e7.

b.	Fixed assets include interest expenses, direct consultation and supervision costs and other direct costs of establishing the cellular communications network and information systems, which were capitalized (before commencing full commercial operations or utilization of the related fixed assets) in respect of:

	December 31
	2006	2007	2007
	NIS		Convenience translation into dollars
	In thousands

Communications network	96,939	96,939	25,205
Computers, hardware and software for
information systems	15,920	15,920	4,139

	112,859	112,859	29,344
L e s s - accumulated depreciation	87,652	91,233	23,721

Depreciated balance	25,207	21,626	5,623

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – LICENSE, DEFERRED CHARGES AND OTHER INTANGIBLE ASSETS:

	December 31
	2006	2007	2007
	NIS		Convenience translation into Dollars
	In thousands

License (note 1a(2))	2,048,143	2,048,843	532,720
Less - accumulated amortization	852,474	931,944	242,315

	1,195,669	1,116,899	290,405

Customers relationship	18,493	18,493	4,808
Less - accumulated amortization	1,529	4,620	1,201

	16,964	13,873	3,607

Deferred charges - in respect of obtaining:
Long-term credit lines	69,816	69,816	18,153
Notes payable	34,265	34,265	8,909

	104,081	104,081	27,062
Less - accumulated amortization	69,630	80,927	21,041

	34,451	23,154	6,021

	1,247,084	1,153,926	300,033

License amortization expenses for the years ended December 31, 2005, 2006 and 2007 totaled NIS 79,255,000, NIS 79,395,000 and NIS 79,470,000 ($ 20,663,000), respectively. Amortization expenses on deferred charges for the years ended December 31, 2005, 2006 and 2007 totaled NIS 28,642,000, NIS 11,950,000 and NIS 11,297,000 ($ 2,937,000), respectively. Amortization expenses on deferred charges for the year ended December 31, 2005 includes NIS 11,064,000 in respect of the redemption of the Notes, see also note 5b. Amortization expenses on customers relationship for the years ended December 31, 2006 and 2007 totaled NIS 1,529,000 and NIS 3,091,000 ($ 803,000).

The expected amortization expenses of the license and customers relationship for the next five years are as follows:

	NIS	Convenience translation into dollars
	In thousands

Year ended December 31:
2008	82,525	21,457
2009	82,525	21,457
2010	82,525	21,457
2011	81,743	21,254
2012	80,961	21,123

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

With effect March 1, 2007, the Company reduced Facility A to $75 million (in addition to an advance of approximately $25 million carried over from the Company’s previous facility, which on balance sheet date, was reduced to $4 million), and Facility B to $75 million. As a result, the total maximum availability under the facility is currently approximately $154 million.

The credit facility is a US dollar denominated facility, and advances may be drawn in US dollars and New Israeli Shekels, as set forth in c below.

a.	Status of the credit facility at December 31, 2007 is as follows:

	Total availability	Amounts drawn	Amounts available for drawing
	US Dollars in millions

Facility A	79	4	75
Facility B	75		75

	154	**4	150

b.	The amounts outstanding, classified by linkage terms and interest rates, are as follows:

	December 31
	2007	2006	2007
	Weighted average interest rates	Amount
	%	NIS		Convenience translation into dollars
		In thousands

In NIS - linked to the Israeli
consumer price index (CPI)*	5.6	181,107	21,463	*5,580
In NIS - unlinked		126,500	-	-

		307,607	21,463	5,580
Less - current maturities		35,099	21,463	5,580

		272,508	-	-

*	Linkage terms apply both to principal and interest.

**	The difference between the amounts displayed is the difference in exchange rates between the date the amounts were drawn and that at the balance sheet date.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – LONG-TERM BANK LOANS (continued)

c.	Facilities A and B, may be drawn in NIS or US dollars, provided that the amount of principal outstanding in US dollars under the credit facility with respect to each participating lender shall not exceed 10% of that lender’s total commitment unless otherwise agreed in advance.

d.	There is a range of options as to how interest is calculated on borrowings under the credit facility. These options include fixed and variable rates, based upon the lending rates of each participating banks with a margin of 0.85%.

e.	Under the credit facility the Company is required, inter alia, to fulfill certain operational conditions and to maintain certain financial ratios. If the Company defaults on the covenants, the banks are entitled to demand early repayment of the credit facility – in whole or in part. Under the credit facility. The Company believes that it is in compliance with all covenants stipulated in the credit facility.

NOTE 5 – NOTES PAYABLE:

a.	On March 31, 2005, the Company completed an offering of NIS 2,000 million of unsecured notes, which were issued at their NIS par value. The notes have been registered in Israel and are traded on the Tel-Aviv Stock Exchange (TASE). Of these notes approximately NIS 36.5 million were purchased by Partner Future Communications 2000 Ltd., (“PFC”) a wholly owned subsidiary of the Company. PFC also received an additional allocation of notes having an aggregate principal amount of NIS 500 million. These notes that PFC received pursuant to this additional allocation do not confer the right to receive any payment whatsoever on account of principal or interest until they are sold by PFC to a third party.

The net proceeds from the offering were approximately NIS 1,929 million after deducting the notes purchased by PFC, commissions and offering expenses.

The principal amount of the Notes is payable in 12 equal quarterly installments, beginning June 30, 2009.

The Notes bear NIS interest at the rate of 4.25% per annum, linked to the Israeli Consumer Price Index, which is payable quarterly on the last day of each quarter, commencing June 30, 2005.

On December 31, 2007, the Notes closing price was 108.06 points par value.

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

NOTE 6 – LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company’s severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month’s salary for each year worked), is reflected by the balance sheet accrual under the “liability for employee rights upon retirement”. The Company records the liability as if it was payable at each balance sheet date on an undiscounted basis. The liability is partly funded by purchase of insurance policies and the amounts funded are included in the balance sheet under investments and long-term receivables, as “funds in respect of employee rights upon retirement”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the employees.

b.	The severance pay expenses for the years ended December 31, 2005, 2006 and 2007 were approximately NIS 24 million, NIS 28 million and NIS 48 million (approximately $ 12 million), respectively.

c.	Cash flows information regarding the company’s liability for employee rights upon retirement:

The Company expects to contribute NIS 23 million (USD 7 million) in respect of severance pay in 2008.

Due to the relatively young age of the Company’s employees, benefit payments to employees reaching retirement age in the next 10 years, are not material. The amounts were determined based on the employee’s current salary rates and the number of service years that will accumulate upon their retirement date. These amounts do not include amounts that might be paid to employees who will cease working for the Company before their normal retirement age.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments:

1)	Royalty Commitments

The Company is committed to pay royalties to the Government of Israel on its “income from cellular services” as defined in the “Telecommunications (Royalties) Regulations, 2001” (hereafter – the Regulations), which includes all kinds of income of the Company from the granting of communication services under the license –including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications license and deducting bad debts, payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment.

During 2004, a reduction in the percentage of royalties was approved; accordingly, the rate of royalty payments (3.5%) paid by cellular operators is reduced annually by 0.5%, starting January 1st 2006, to a level of 1% at 2010.

The royalty expenses for the periods ended December 31, 2005, 2006 and 2007 were approximately NIS 122,599,000, NIS 114,462,000 and NIS 96,799,000 ($ 25,169,000), respectively, and are included under “cost of services revenues”.

2)	Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. The Company paid a total amount of approximately NIS 47 million, NIS 55 million and NIS 55 million ($ 14 million), for the years 2005, 2006 and 2007, respectively. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due.

3)	Operating leases

The Company has entered into operating lease agreements as follows:

a)	Lease agreements for its headquarters facility in Rosh Ha’ayin for a fifteen-year period (until 2018). The Company has an option to shorten the lease periods by 3.5 to 8.5 years. The rental payments are linked to the Israeli CPI.

b)	Lease agreements for service centers and retail stores for a period of two to five years. The Company has an option to extend the lease periods for up to twenty years (including the original lease periods). The rental payments are linked partly to the dollar and partly to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

c)	Lease agreements in respect of cell sites throughout Israel are for periods of two to three years. The Company has an option to extend the lease periods up to ten years (including the original lease periods). The rental payments fees are partly linked to the dollar and are partly linked to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

d)	Operating lease agreements in respect of vehicles are for periods of three years. The rental payments are linked to the Israeli CPI.

e)	The minimum projected rental payments (including the payments in the periods of the reasonably assured option terms) for the next five years, at rates in effect at December 31, 2007, are as follows:

	NIS	Convenience translation into dollars
	In thousands

Year ended December 31:
2008	197,177	51,268
2009	164,596	42,797
2010	132,881	34,550
2011	104,939	27,285
2012	91,533	23,800
2013 and thereafter	379,336	98,631

	1,070,462	278,331

f)	The rental expenses for the years ended December 31, 2005, 2006 and 2007 were approximately NIS 185 million, NIS 198 million, and NIS 205 million ($ 53 million), respectively.

4)	At December 31, 2007, the Company is committed to acquire fixed assets, for approximately NIS 414 million (approximately $ 108 million).

5)	At December 31, 2007, the Company is committed to acquire handsets for approximately NIS 333 million (approximately $ 87 million).

6)	As to cost sharing agreement with Hutchison Telecommunications Limited, see note 12b. As to an agreement with H3G PROCUREMENT SERVICES S a’R.L, see note 12c.

7)	As to the Agreement with LM Ericsson Israel Ltd. See note 1e7.

b.	Contingent Liabilities:

1)	On April 8, 2002, a claim was filed against the Company, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages.

On March 14, 2007, the court rejected the class action and negated the claim.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

2)	On April 13, 2003, a claim was filed against the Company and other cellular telecommunication companies, together with a request to recognize this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 120 million (if the court rules that no fee should have been collected) or alternatively NIS 90 million (if the court rules that the fees are excessive).

At this stage, and unless and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

3)	During the year 2006, claims were filed against the Company and other cellular telecommunication companies and, in one of the claims, also against land line telecommunication companies, together with a request to recognize these claims as a class action for collecting undue payment from its customers on calls to land line companies when the receiver of the call hangs up first. The amount of the claims against all the defendants is estimated, in one of the claims at approximately NIS 100 million for the seven year period leading up to the filing of the claim; and in the other claim the amount of the claim against the Company together with land line companies at approximately NIS 53 million. With regard to the claim that was filed also against land-line telecommunications companies, in September 2007 the Court approved a settlement according to which the Company as well as the other cellular operators have been dismissed as defendants.

4)	In August 2006 the Company, together with the other cellular operators, submitted a request to hold an urgent hearing, and a motion for an order nisi against the Government of Israel and the Minister of Communications to explain why they do not act immediately to postpone the date for implementing and activating the number portability plan from September 1, 2006, as provided in the Communications law (Bezeq and Broadcasts) – 1982 (“the Communications Law”).

On December 18, 2007 the file was dismissed.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

On January 25, 2007 a claim of NIS 10.61 billion, together with a request for a certification as a class action, was filed against the Company and against – other Cellular and land line telecommunication Companies.

The claim is that the defendants have not implemented number portability and are in violation of the Communication Law, mandating the implementation of telephone number portability on September 1, 2006. It is claimed that the defendants are thus harming the claimants and consumers of telephone services in general.

The claimants are demanding NIS 1,000 for each of the Company’s 2,626,000 related subscribers for a total demand of approximately NIS 2,600 million.

On March 5, 2008 the claim was dismissed.

5)	On February 27, 2007, a claim was filed against the Company and two other cellular telecommunication companies together with a request to recognize this claim as a class action. The claim is for sums that were allegedly overcharged in breach of the Company licenses, based on intervals larger than the intervals the defendants were allegedly authorized to charge under their licenses, for calls initiated or received by the subscribers while abroad. If the claim is recognized as a class action, the total amount claimed from the defendants is estimated by the plaintiffs to be approximately NIS 449 million, of which, approximately NIS 88 million, is attributed to the Company.

At this stage, and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

6)	In July 3, 2007 a claim was filed against the Company together with a request to recognize this claim as class action. The claim alleges that the Company over- billed one million subscribers. The amount of the claim against the Company is approximately NIS 1.5 billion. Should the court recognized the claim as a class action, the Company estimates that the amount of the claim to be approximately NIS 2.5 million.

On April 16, 2008 the claim was dismissed.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

7)	On August 9, 2007, a claim was filed against the Company, together with a request to recognize this claim as a class action. The claim is that the Company discontinues providing services to Prepaid subscribers that have not used their number for a period of thirteen months and transferred the number to other subscribers. The claimants allege that this violates the terms of the Company’s license as well as the requirements against deception and the disclosure requirements in the Consumer Protection Law.

If the claim is recognized as a class action, the total amount claimed for the defendants is estimated by the plaintiffs to be approximately NIS 197 million.

At this stage, and until the claim is recognized as a class action, the company and its legal council are unable to evaluate the probability of success of such claim, and there fore no provision has been made.

8)	On September 19, 2007, a claim was filed against the Company and two other cellular operators, together with a request to recognize this claim as a class action.

The alleged claim is that the Company charged subscribers for Short Message Service (SMSs) messages sent to specific subscribers who can not receive such messages, and that the Company misled the subscribers who sent those messages as those subscribers received a network message that the message has been sent..

If the claim is recognized as a class action, the total amount claimed for the defendants is estimated by the plaintiffs to be approximately NIS 183 million.

The parties are holding discussions in order to try and find an agreement in insubstantial amounts and therefore no provision has been made.

9)	On November 19, 2007 a claim and a motion to certify the claim as a class action was filed against the Company for allegedly unlawful collection of payments from customers, for content services that the customers did not ask for. Alternatively the plaintiff claims that the Company has not revealed to its subscribers the full details about these services.

The plaintiff’s claim is for a period of 3 years. The total amount of the claim is NIS 381 million. The Company filed its response on April 21, 2008.

At this stage, and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and there fore no provision has been made.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

10)	On December 17, 2007 a claim and a motion to certify the claim as a class action was filed against the Company and two other Cellular communications companies.

The plaintiffs allege that cell sites were erected near their properties illegally, causing environmental damage. They seek various remedies, including removal of all allegedly illegal devices, and a sum of NIS 1 Billion (1,000 NIS per person times 1 million people allegedly effected) that would be given to a fund managed by environment and cellular specialists. The Company is scheduled to file its response by June 1, 2008.

At this stage, and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and there fore no provision has been made.

11)	On November 29, 2007 a petition was filed in the supreme court against the minister of communication, the attorney general in the ministry of communication and the chief executive officer in the ministry of communication, and also against the Company (as well as two other cellular communications companies) as formal respondents.

The petition deals with the decision of the minister of communication according to which cellular companies are not allowed to market programs that include limitation to 1 minute minimum (programs that charge the subscriber for the whole first minute even if he used only a part of it).

The petitioner’s motion is to implement the above mentioned decision retroactively and alternatively to instruct the cellular companies to forfeit the fines they collect on customers who wish to leave these programs.

At this stage the court has yet to order the cellular companies to respond to the petition.

12)	On March 23, 2008, a claim and a motion to certify the claim as a class action were filed against the Company.

The claim is that the Company overcharges subscribers for calls and that the subscribers’bill includes incorrect and unclear information.

The total amount to be claimed under the class action is not estimated by the plaintiff.

At this stage, and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

13)	Additional claims were filed against the Company, together with a request to recognize these claims as class actions. The total amount of the claims against the Company is estimated at approximately NIS 117 million.

At this stage, and until the claims are recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claims and therefore no provision has been made.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

14)	The Company does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines in insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

15)	Section 197 of the Building and Planning Law states that a property owner has the right to be compensated by a local planning committee for reductions in property value as a result of a new building plan.

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

Between January 3, 2006 and until March 31, 2008 the Company has provided the local authorities with 265 indemnification letters as a pre-condition for obtaining building permits.

Due to the fact that an enactment of law regarding this matter is not yet in place, at this stage the extent of the Company’s exposure from granting indemnification letters can not be evaluated.

However, if the Company shall be required to make substantial payments under the indemnity letters, it could have an adverse effect on the Company’s financial results.

The Company assumes that the requirement to provide indemnification letters might require it to change locations of sites to different, less suitable locations and to dismantle some of their sites. These changes in the deployment of the sites might have an adverse effect on the extent, quality and capacity of our network coverage.

16)	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company, its result of operations and cash flows. The accounts do not include a provision in respect thereof.

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

b.	Employee’s stock option plans:

1)	a.	On March 3, 1999, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “1998 Plan”), pursuant to which 5,833,333 ordinary shares were reserved for issuance upon the exercise of 5,833,333 options to be granted to key employees without consideration. In 2000, options to purchase 729,166 shares were transferred to the 2000 plan which left options to purchase 5,104,167 shares remaining in the 1998 plan. Through December 31, 2007 – 5,505,557 options have been granted pursuant to the 1998 Plan, of which 4,905,028 options have been exercised and 597,139 options were forfeited and 4 expired (options forfeited and expired were available for subsequent grants).

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

As of December 31, 2007 – 195,753 options of the 1998 Plan remain ungranted.

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

Through December 31, 2007 – 5,317,555 options were granted pursuant to the 2000 Plan, of which 3,626,472 options have been exercised, 1,395,333 options were forfeited and 102,250 expired (options forfeited and expired were available for subsequent grants). As of December 31, 2007 – 232,320 options of the 2000 Plan remain ungranted.

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

On December 30, 2003, the Company’s Board of Directors approved the grant of 195,000 options (out of the 419,930 options that were transferred from the 2000 Plan) under the 2003 amended Plan with an exercise price of NIS 20.45 – which was less than the market price on the date of grant. Through December 31, 2007 all 195,000 options that were granted have been exercised. As of December 31, 2007 – 224,930 options of the 2003 amended Plan remain ungranted.

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

Through December 31, 2007 – 7,051,000 options have been granted to Company’s employees pursuant to the 2004 Plan, of which 3,023,318 options have been exercised, 1,356,125 options were forfeited and 4,625 options expired (options forfeited and expired are available for subsequent grants).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

As of December 31, 2007 – 84,750 of the 2004 Plan remain ungranted.

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

In December 2002, the Company signed an agreement with the tax authorities concerning the tax liabilities of its employees regarding the benefit arising from the options granted to them and were exercised by December 31, 2002; and/or (2) options that vest by December 31, 2003 and were exercised by March 31, 2004. According to the agreement, the individual tax rate on the taxable income received by the employees in connection with the benefit arising from the options will be reduced; in return, the Company will defer the deduction of such an expense, for a period of 4 years from the date it commences paying income taxes.

The Company will recognize these expenses during 2010.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

2)	Following is a summary of the status of the plans as of December 31, 2005, 2006 and 2007 and the changes therein during the years ended on those dates:

	Year ended December 31
	2005		2006		2007
	Number	Weighted average exercise price*	Number	Weighted average exercise price*	Number	Weighted average exercise price*
		NIS		NIS		NIS

Balance outstanding at beginning
of year	8,911,305	24.12	7,066,805	25.85	5,072,874	27.78
Changes during the year:
Granted**	518,500	32.75	596,000	33.18	841,000	53.33
Exercised	(1,809,000)	19.21	(1,987,930)	22.72	(2,804,553)	27.00
Forfeited	(525,750)	26.44	(598,875)	27.14	(244,000)	27.33
Expired	(28,250)	21.49	(3,126)	26.73	(1,503)	26.69

Balance outstanding at end of year	7,066,805	25.85	5,072,874	27.78	2,863,818	36.06

Balance exercisable at end of year	2,838,928	23.83	2,377,249	26.57	624,693	28.24

*	Includes options under the 1998 Plan, the exercise price of which is weighted based on the applicable date’s NIS – dollar exchange rate.

**	Below market price.

***	The total intrinsic value of options exercised during 2005, 2006 and 2007 is NIS 35.5 million, NIS 36.8 million and NIS 100.3 million, respectively.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during 2005, 2006 and 2007 is NIS 21.36, NIS 10.82 and NIS 12.50 ($ 3.25), respectively. The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 2005 0%, 2006 – 6.14% and 2007 5.69%; expected volatility of 58%, 39% and 26%, respectively; risk-free interest rate: 2005 – 3.5%, 2006 – 5.5%, 2007 – 4.1%; weighted average expected life: 2005 and 2006 – 5 years and 2007 – 4 years. The expected volatility is based on a historical volatility, by statistical analysis of the daily share price for periods corresponding the option’s expected life. The expected life is expected length of time until expected date of exercising the options, based on historical data on employees’ exercise behavior and anticipated future condition.

The annual tax benefit regarding the exercised options during the years 2005, 2006, and 2007 is NIS 11.3 million, NIS 7.8 million, and NIS 7.6 million respectively.

The annual income tax regarding the granted options for the years 2005, 2006, and 2007 is NIS 0.9 million, NIS 0.9 million, and NIS 2.0 million respectively.

As of December 31, 2007, there was NIS 13.4 million of total unrecognized compensation cost (net of forfeitures) related to non-vested share-based compensation arrangements granted under the plans. The weighted average remaining life of the unrecognized compensation cost is 1.5 years.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

The following table summarizes information about options outstanding and exercisable at December 31, 2007:

Options outstanding
Range of exercise prices	Number outstanding at December 31, 2007	Weighted average of exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
NIS		NIS	Years	NIS in thousands

1.32	3,386	1.32	0.2	284
17.25-21.72	46,500	19.38	2.8	3,061
26.74	1,092,725	26.74	6.9	63,881
27.35	147,000	27.35	1.8	8,504
30.73-42.10	1,033,207	35.75	8.4	51,075
57.96-64.90	541,000	59.56	9.6	13,869

	2,863,818	36.06	7.6	140,674

Options exercisable
Range of exercise prices	Number outstanding at December 31, 2007	Weighted average of exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
NIS		NIS	Years	NIS in thousands

1.32	3,386	1.32	0.2	284
17.25-21.72	46,500	19.38	2.8	3,061
26.74	270,100	26.74	6.8	15,790
27.35	147,000	27.35	1.8	8,504
30.73-42.10	144,957	32.70	8.3	7,604
57.96-64.90	12,750	57.96	9.5	347

	624,693	28.24	5.8	35,590

c.	Dividends

During the years 2006 and 2007 the Company distributed to its shareholders a cash dividend in the amount of NIS 307 million (NIS 2 per share) and NIS 631 million (NIS 4.03 per share), respectively out of which approximately NIS 7 million tax withholding related to dividend was paid in January 2008.

On February 7, 2008, the Company’s Board of Directors resolved and recommended the distribution of a cash dividend in the amount of NIS 2.02 per share (approximately NIS 318 million ($83 million)) to shareholders of record on February 20, 2008. Cash dividends are paid in Israeli currency.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

d.	On February 7, 2008, the Company’s Board of Directors resolved and recommended the share buyback of up to NIS 600 million in 2008. Till the date of signing of the financial statements, the Company purchased 625,000 shares.

NOTE 9 – TAXES ON INCOME:

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiary are taxed under this law.

In February 2008, the Knesset (the Israeli parliament), passed a low according to which the provisions of the Inflationary Adjustments Law will no longer apply to the Company in 2008 and thereafter.

b.	Tax rates applicable to income of the Company and its subsidiary

The income of the Company and its Israeli subsidiary is taxed at the regular rate. Through December 31, 2003, the corporate tax was 36%. In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for are as follows: 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

As a result of the changes in the tax rates, the Company adjusted – in each of the years 2004 and 2005 – at the time the aforementioned amendments were made, its deferred tax balances, in accordance with the tax rates expected to be in effect in the coming years; the effect of the change has been carried to income on a current basis.

c.	Losses carried forward to future years

At December 31, 2007, the subsidiary of the Company had carryforward losses of approximately NIS 14 million (approximately $ 4 million). The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

d.	Deferred income taxes

The major components of the net deferred tax asset, current and non-current, in respect of the balances of temporary differences and the related valuation allowance as of December 31, 2006 and 2007, are as follows:

	December 31
	2006	2007	2007
	NIS		Convenience translation into dollars
	In thousands

In respect of carryforward tax
losses (see c. above)	3,321	3,421	890
Subscriber acquisition costs	33,313	41,979	10,915
Allowance for doubtful accounts	35,850	43,225	11,239
Provisions for employee rights	16,297	16,853	4,382
Depreciable fixed assets	(30,691)	(15,945)	(4,146)
Amortized license	38,838	35,810	9,311
Options granted to employees	23,243	21,630	5,625
Other	(216)	(3,718)	(967)

	119,955	143,255	37,249
Valuation allowance - in respect of
carryforward tax losses *	(3,321)	(3,421)	(890)

	116,634	139,834	36,359

* The carryforward tax losses are related to the wholly owned subsidiary.

The changes in the valuation allowance for the years ended December 31, 2005, 2006 and 2007, are as follows:

	2005	2006	2007	2007
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	5,694	3,239	3,321	864
Change during the year	(2,455)	82	100	26

Balance at end of year	3,239	3,321	3,421	890

A full valuation allowance was provided in respect of the wholly owned subsidiary, as it is more likely than not that its deferred tax assets will not be realized.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

e.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b. above), and the actual tax expense:

	Year ended December 31
	2005	2006	2007	2007
	NIS			Convenience translation into dollars
	In thousands

Income before taxes on income,
as reported in the income statements	557,458	1,051,950	1,278,203	332,346

Theoretical tax expense	189,536	326,105	370,679	96,380
Increase in taxes resulting from adjustment to
deferred tax balances due to changes in
tax rates, see b above	11,442
Increase (decrease) in tax resulting from
disallowable deductions: *
In respect of previous year		20,115	(29,135)	(7,575)
For the current year	3,400	18,156	768	199
Change in the estimated utilization period of
the tax assets	2,935	3,696	2,772	721
Difference between the basis of measurement
of income reported for tax purposes and
the basis of measurement of income for
financial reporting purposes - net	(86)	(2,159)	5,302	1,379
Other	(4,329)	4,762	(11,969)	(3,112)

Taxes on income for the reported year	202,898	370,675	338,417	87,992

*	Following the ruling of the Supreme Court, on November 20, 2006 on the matter of Paz Gas Marketing Company Ltd. and others vs. the assessing officer and others, which overturned the rules regarding the recognition of financing expenses, the Company included in its financial statements an additional provision for taxes in the amount of NIS 35 million. This provision was an estimate of the additional tax expense relating to the possibility that part of the financing expenses accrued in the years 2005 and 2006 in respect of a financial debt, which is attributable, inter alia, to the financing of a repurchase of Company shares, will not be recognized as an expense for tax purposes.

On October 28 and 29, 2007, the Israeli Supreme Court issued a new ruling readdressing the same issue. The Company re-evaluated the provision in light of the new ruling and decided to reduce the provision of unrecognized tax benefit to an amount of NIS 7 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

f.	Taxes on income included in the income statements:

1)	As follows:

	Year ended December 31
	2005	2006	2007	2007
	NIS			Convenience translation into dollars
	In thousands

For the reported year:
Current		315,328	390,752	101,599
Deferred, see d above	202,898	35,232	(23,200)	(6,032)
In respect of previous year - current		20,115	(29,135)	(7,575)

	202,898	370,675	338,417	87,992

g.	Tax assessments:

1)	Tax returns filed by the Company through the year ended December 31, 2002, are considered to be final.

2)	The subsidiary has not been assessed for tax purposes since incorporation.

h.	Uncertain tax positions:

As described in Note 1o, the Company adopted the provisions of FIN 48 as of January 1, 2007.

As of December, 31 2006, the Company recognized a liability for unrecognized tax benefits in amount of NIS 35 million (See also e above). This amount did not result in a change to the balance of accumulated deficit, since the amount was fully provided for prior to the adoption of FIN 48.

As of December, 31 2007 a provision of NIS 7 million is presented as short term liability in the balance sheet.

In 2007 the Company recognized interest expense, in respect of those underpayments of income taxes and penalties in an immaterial amounts.

Following is a reconciliation of the total amounts of the Company’s unrecognized tax benefits at the beginning and the end of the year ended on December 31, 2007:

NIS in thousands

Balance at beginning of year	35,000
Increases in unrecognized tax benefits as a result of tax positions
taken during the current period	20,000
Decreases in unrecognized tax benefits as a result of:
Positions taken during a prior period	(28,000)
Tax positions taken during the current period	(20,000)

Balance at end of year	7,000

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

The amounts of unrecognized tax benefits as of December 31, 2007 and January 1, 2007 that would affect the effective tax rate if recognized are NIS 7 million and NIS 35 million, respectively.

The Company anticipates that it is reasonably possible that over the next twelve months the amount of unrecognized tax benefits could be reduced to zero because the Company is currently under periodical examination by the tax authorities.

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Linkage of monetary balances:

1)	As follows:

	December 31, 2007
	In or linked to foreign currencies (mainly dollars)	Linked to the Israeli CPI	Unlinked
	In thousands

NIS:
Assets	2,118	9,074	1,741,769

Liabilities	277,095	2,146,859	763,901

Convenience translation into
dollars:
Assets	551	2,359	452,878

Liabilities	72,048	558,206	198,622

2)	Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange rate of one dollar	Israeli CPI*

At December 31:
2007	NIS 3.846	191.15 points
2006	NIS 4.225	184.87 points
2005	NIS 4.603	185.05 points
2004	NIS 4.308	180.74 points
Increase (decrease) during the period:
2007	(9.0)%	3.4%
2006	(8.2)%	(0.1)%
2005	6.8%	2.4%

* Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

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

As the counterparties to the derivatives are Israeli banks, the Company considers the inherent credit risks remote.

The notional amounts of foreign currency derivatives as of December 31, 2006 and 2007 are as follows:

	December 31
	2006	2007	2007
	NIS		Convenience Translation into dollars
	(In millions)

Forward transactions for the
changes in the Israeli CPI	1,100	1,000	260

Forward transactions for the
exchange of dollars into NIS	351	358	93

Embedded derivatives -
dollars into NIS	153	591	154

The derivative financial instruments are for a period of up to one year. As of December 31, 2007, the remaining contractual lives are for periods up to one year.

c.	Fair value of financial instruments

The financial instruments of the Company as of December 31, 2007 consist mainly of non-derivative assets and liabilities (items included in working capital and long-term liabilities); the Company also has some derivatives, which are presented at their fair value.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying value. The fair value of long-term loans approximates the carrying value, since they bear interest at rates close to the prevailing market rates. Regarding the fair value of Notes payable see note 5.

The fair value of derivatives as of December 31, 2007, is a liability of approximately NIS 18.7 million (approximately $ 4.9 million) and an asset of approximately NIS 28.6 million (approximately $ 7.4 million) (December 31, 2006 – a liability of approximately NIS 21.2 million and an asset of approximately NIS 7.5 million).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

a.	Accounts receivable:

		December 31
		2006	2007	2007
		NIS		Convenience translation into dollars
		In thousands

1)	Trade (current and long-term)
	The item is presented after the deduction of:
	(a) Deferred interest income*	58,246	82,709	21,505

*	Long-term trade receivables (including current maturities) as of December 31, 2006 and 2007 in the amount of NIS 661,474,000 and NIS 1,009,065,000 ($ 262,367,000), respectively, bear no interest. These balances are in respect of handsets sold in installments (mostly 36 monthly payments).

Income in respect of deferred interest is the difference between the original and the present value of the trade receivable. The current amount is computed on the basis of the interest rate relevant at the date of the transaction (4.6% – 5.6%) (2006 – 5.85% –6.6%).

(b)	Allowance for doubtful accounts

The changes in the allowance for the years ended December 31, 2005, 2006 and 2007, are as follows:

	2005	2006	2007	2007
	NIS			Convenience Translation into dollars
	In thousands

Balance at beginning of year	86,651	108,800	128,034	33,290
Utilization during the year	(6,590)	(7,236)	(8,689)	(2,259)
Change during the year	28,739	26,470	43,770	11,381

Balance at end of year	108,800	128,034	163,115	42,412

2)	Other:

	December 31
	2006	2007	2007
	NIS		Convenience translation into dollars
	In thousands

Inventory held by dealers	20,497	21,142	5,497
Government institutions	11,796
Prepaid expenses	5,162	18,149	4,719
Derivative instruments	305	9,245	2,404
Sundry	27,773	6,737	1,751

	65,533	55,273	14,371

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

b.	Inventory:

	December 31
	2006	2007	2007
	NIS		Convenience translation into dollars
	In thousands

Handsets	82,987	104,060	27,057
Accessories and other	25,438	18,660	4,852
Spare parts	18,041	20,302	5,278

	126,466	143,022	37,187

c.	Accounts payable and accruals – other:

	December 31
	2006	2007	2007
	NIS		Convenience translation into dollars
	In thousands

Employees and employee institutions	106,900	134,911	35,078
Provision for vacation and recreation pay	25,873	20,737	5,392
Government institutions	71,162	133,384	34,681
Unrecognized tax benefit		7,000	1,820
Income received in advance	41,375	52,546	13,663
In respect of derivative instruments	21,201	18,724	4,868
Handsets warranty	1,763	1,089	283
Sundry	13,129	7,119	1,852

	281,403	375,510	97,637

d.	Provision for warranty – the changes in the provision for warranty for the years ended December 31, 2005, 2006 and 2007, are as follows:

	2005	2006	2007	2007
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	1,734	1,064	1,763	458
Product warranties issued for
new sales	2,420	2,837	1,886	490
Utilization during the year	(3,090)	(2,138)	(2,560)	(665)

Balance at end of year	1,064	1,763	1,089	283

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

e.	Other liabilities:

1.	Asset retirement obligations – the changes in the asset retirement obligations for the years ended December 31, 2005, 2006 and 2007, are as follows:

	2005	2006	2007	2007
	NIS			Convenience translation into dollars
	In thousands

Balance at January 1,	7,567	8,157	9,717	2,527
Liability incurred during the
year	682	620	1,028	267
Liability settled during the year	(751)	(618)	(603)	(157)
Accretion expenses	659	1,558	904	235

Balance at December 31,	8,157	9,717	11,046	2,872

2.	Capital lease:

	December 31
	2006	2007	2007
	NIS	NIS	Convenience translation into U.S dollars
	In thousands

Total commitment	12,160	10,582	2,751
Less - deferred interest expenses	845	318	82

Long term lease *	11,315	10,264	2,669
Less - current maturities	5,085	6,818	1,773

	6,230	3,446	896

* To be paid until April 2009.

The commitments for capital lease are presented in the balance sheet as follows:

	December 31
		2006	2007	2007
	Weighted average interest rates	Amount
	%	NIS		Convenience translation into dollars
		In thousands

Linked to the USD	5.8%	11,315	5,829	1,516

Linked to the CPI	6.2%		4,435	1,153

		11,315	10,264	2,669

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

f.	Financial expenses, net:

	Year ended December 31
	2005	2006	2007	2007
	NIS			Convenience translation into dollars
	In thousands

Financial income:
In respect of trade receivables	(2,153)	(9,780)	(24,985)	(6,496)
Other	(5,934)	(4,065)	(9,978)	(2,594)
Financial expenses	213,020	160,627	132,374	34,418
Expenses relating to the
redemption of notes, note 5b	62,615
Derivative instruments	(40,968)	31,169	(10,266)	(2,669)
Exchange rate differences	49,839	(11,326)	(24,449)	(6,357)
CPI Linkage differences	69,029	(183)	63,621	16,542

	345,448	166,442	126,317	32,844

g.	Diluted EPS

Following are data relating to the net income and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31
	2005	2006	2007	2007
	NIS			Convenience translation into dollars

Net income used for the computation of
basic and diluted EPS (in thousands) :
Before cumulative effect	354,560	681,275	939,786	244,354
Cumulative effect		1,012

Net income	354,560	682,287	939,786	244,354

Weighted average number of shares used
in computation of basic EPS	161,711,125	153,633,758	156,414,684	156,414,684
Add - net additional shares from assumed
exercise of employee stock options	1,906,147	1,043,927	1,372,325	1,372,325

Weighted average number of shares used in
computation of diluted EPS	163,617,272	154,677,685	157,787,009	157,787,009

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a.	Transactions with related parties:

	Year ended December 31
	2005	2006	2007	2007
	NIS			Convenience translation into dollars
	I n t h o u s a n d s

Acquisition of handsets from related
parties	180,412	158,114	46,333	12,047

Financial expenses, mainly in respect
of the Facility agreement, net	7,145

Selling commissions, maintenance and
other expenses	14,221	26,525	6,616	1,720

As to the repurchase of Company’s share, see note 8a.

The transactions are carried out in the ordinary course of business. Management believes that such transactions were carried out under normal market conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued):

b.	Cost sharing agreement

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

The Agreement sets out the basis upon which expenses and liabilities are paid or discharged by the Hutchison group companies in connection with the joint procurement or development activities. Under the Agreement, the Company has the right to decide, and give notice of, which of the joint projects it wishes to participate in. As of December 31, 2007, the Company had given notice of its participation in 8 projects.

c.	The Company has entered into a framework agreement with H3G procurement services S a’ R.L concerning the purchase of 3G handsets.