Form 20-F
period 2008-12-31
PARTNER COMMUNICATIONS CO LTD
filed 2009-04-27
CIK 1096691

As filed with the Securities and Exchange Commission on April 27, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to__________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report __________ Commission file number 1-14968

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

ORDINARY SHARES OF NIS 0.01 EACH	153,419,394

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒          International Financial Reporting Standards as issued by the International Accounting Standards Board ☐          Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

ITEM 17 ☐ ITEM 18 ☐

If this is an annual report, indicate by checkmark whether the Registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act.

YES ☐ NO ☒

INTRODUCTION

        As used herein, references to “we,” “our,” “us,” “Partner” or the “Company” are references to Partner Communications Company Ltd. and its wholly-owned subsidiaries, Partner Future Communications 2000 Ltd., Partner Land-Line Communications Solutions LLP and Partner Business Communications Solutions LLP (of which Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner), except as the context otherwise requires. In addition, references to our “financial statements” are to our consolidated financial statements except as the context otherwise requires.

        In this document, references to “$,” “US$,” “US dollars” and “dollars” are to United States dollars, and references to “NIS” and “shekels” are to New Israeli Shekels. This annual report contains translations of NIS amounts into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this annual report as convenience translations could have been or could be converted from NIS into US dollars at these rates, at any particular rate or at all. The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on April 21 2009, of NIS 4.214 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

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

        We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see “Item 3D. Key Information – Risk Factors,” “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8A. Consolidated Financial Statements and Other Financial Information – Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

3A. Selected Financial Data

        The following table sets forth our selected financial data as at and for each of the years in the five-year period ended December 31, 2008, prepared in accordance with US GAAP. The selected financial data for each of the years in the three-year period ended December 31, 2008, and at December 31, 2008 and 2007, are derived from our consolidated financial statements set forth elsewhere in this annual report. The selected financial data for each of the years ended December 31, 2005 and 2004, and at December 31, 2006, 2005 and 2004, are derived from our audited financial statements not appearing in this annual report. The selected financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the financial statements and notes thereto included elsewhere in this annual report.

	Year ended December 31,
	2004	2005	2006*	2007*	2008	2008
	New Israeli Shekels in thousands (except per share data)					US$ in thousands (1)

Statement of Operations Data
Revenues, net

Services	4,615,781	4,619,932	5,027,310	5,328,739	5,573,244	1,322,554

Equipment	524,956	503,007	579,401	784,905	756,306	179,475

	5,140,737	5,122,939	5,606,711	6,113,644	6,329,550	1,502,029

Cost of revenues

Services	2,885,077	3,022,480	3,088,564	3,090,155	3,235,797	767,868

Equipment	729,937	743,872	811,760	1,001,488	843,327	200,125

	3,615,014	3,766,352	3,900,324	4,091,643	4,079,124	967,993

Gross profit	1,525,723	1,356,587	1,706,387	2,022,001	2,250,426	534,036

Selling and marketing
Expenses	325,244	272,900	308,499	392,099	389,289	92,380
General and administrative
Expenses	181,133	180,781	184,072	230,937	255,939	60,735

Operating profit	1,019,346	902,906	1,213,816	1,398,965	1,605,198	380,920

Financial expenses, net	260,545	345,448	161,866	120,762	157,939	37,480
Loss on impairment of
investments in non-
marketable securities	-	-	-	-	-	-

Income before tax	758,801	557,458	1,051,950	1,278,203	1,447,259	343,441

Tax expenses	287,248	202,898	370,675	338,417	395,780	93,920

Income before
cumulative effect of a
change in accounting
Principles	471,553	354,560	681,275	939,786	1,051,479	249,520

Cumulative effect, at
beginning of year, of
a change in accounting
Principles	-	-	1,012	-	-	-

Net income for the year	471,553	354,560	682,287	939,786	1,051,479	249,520

(*)     We reclassified certain overhead costs, and also gains/losses in our severance pay funds, to financial expenses, net, when preparing our consolidated financial statements for the year ended December 31, 2008. In order to provide comparability, we have performed similar reclassifications in our consolidated financial statements, as set forth in this annual report, for the years ended December 31, 2007 and 2006. However, the reclassifications had no material effect.

	Year ended December 31,
	2004	2005	2006*	2007*	2008	2008
	New Israeli Shekels in thousands (except share and per share data)					US$ in thousands (except share and per share data) (1)

Earnings per ordinary
share and per ADS
Basic:
Before cumulative effect	2.57	2.19	4.43	6.01	6.77	1.61
Cumulative effect	-	-	0.01	-	-	-

	2.57	2.19	4.44	6.01	6.77	1.61

Diluted:
Before cumulative effect	2.56	2.17	4.40	5.96	6.73	1.60
Cumulative effect	-	-	0.01	-	-	-

	2.56	2.17	4.41	5.96	6.73	1.60

Weighted average number
of shares Outstanding

Basic:	183,389,383	161,711,125	153,633,758	156,414,684	155,349,784	155,349,784

Diluted:	184,108,917	163,617,272	154,677,685	157,787,009	156,347,843	156,347,843

Other Financial Data

Capital expenditures, net	600,944	486,421	487,946	469,149	444,553	105,494

EBITDA(2)	1,575,996	1,568,616	1,845,531	2,009,113	2,256,622	535,506
Dividend per share (3)	-	1.22	2.63	4.77	5.45	1.29

Statement of Cash Flow
Data

Net cash provided by
operating activities	1,272,802	1,006,324	1,216,291	1,445,681	1,839,097	436,425

Net cash (used in)
investing activities	(673,616)	(546,692)	(441,508)	(529,486)	(530,828)	(125,968)

Net cash provided by
(used in) financing
activities	(598,349)	(460,235)	(701,244)	(845,646)	(1,272,691)	(302,015)

Balance Sheet Data (at year end)

Current assets	1,057,148	1,170,976	1,274,350	1,520,624	1,541,654	365,841

Investments and long-term
receivables	165,815	264,456	355,489	535,421	499,385	118,506

Fixed assets, net	1,843,182	1,768,895	1,747,459	1,727,662	1,756,231	416,761

License and deferred charges, net	1,325,592	1,321,167	1,247,084	1,153,926	1,060,503	251,662

Deferred income taxes	94,442	86,505	76,139	93,745	109,766	26,048

Total assets	4,486,179	4,611,999	4,700,521	5,031,378	4,967,539	1,178,818

Current liabilities (4)	859,741	986,995	1,027,841	1,156,818	1,733,759	411,428

Long-term liabilities (4)	2,039,363	2,809,653	2,418,213	2,219,088	1,794,473	425,836

Total liabilities	2,899,104	3,796,648	3,446,054	3,375,906	3,528,232	837,264

Shareholders' equity	1,587,075	815,351	1,254,467	1,655,472	1,439,307	341,554

Total liabilities and
shareholders' equity	4,486,179	4,611,999	4,700,521	5,031,378	4,967,539	1,178,818

(*)     We reclassified certain overhead costs, and also gains/losses in our severance pay funds, to financial expenses, net, when preparing our consolidated financial statements for the year ended December 31, 2008. In order to provide comparability, we have performed similar reclassifications in our consolidated financial statements, as set forth in this annual report, for the years ended December 31, 2007 and 2006. However, the reclassifications had no material effect.

(1)	The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on April 21, 2009, of NIS 4.214 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

(2)	EBITDA is a non-GAAP financial measure that represents earnings before interest, taxes, depreciation and amortization. EBITDA is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results. For a reconciliation of EBITDA to Operating Cash flow, see below.

(3)	The dividend per share was calculated in respect of the period for which it was announced.

(4)	See Notes 4, 5, and 6 to our consolidated financial statements for information regarding long-term liabilities and current maturities of long-term bank loans.

	Year ended December 31,
	2004	2005	2006*	2007*	2008	2008
	New Israeli Shekels in thousands					US $ in thousands (1)

Reconciliation Between
Operating Cashflow and EBITDA
Net cash provided by operating activities	1,271,350	1,009,382	1,216,291	1,445,681	1,839,097	436,425
Liability for employee rights upon
retirement	(16,302)	(9,430)	(11,142)	(18,580)	(15,764)	(3,741)
Accrued interest, exchange and linkage
differences on long-term liabilities	10,258	(108,411)	4,646	(59,980)	(94,093)	(22,329)
Amount carried to deferred charges	-	13,820	-	-	-	-
Gain (loss) from assets in respect of
severance pay funds	1,452	(3,058)	4,576	5,555	(16,215)	(3,848)
Increase (Decrease) in accounts
receivable:
Trade	225,860	262,262	254,748	328,824	(47,218)	(11,205)
Other (**)	13,615	26,970	311,246	2,036	(12,715)	(3,017)

Decrease (Increase) in accounts payable
and accruals:
Trade	(135,600)	(112,857)	58,568	(100,817)	(9,576)	(2,272)
Related parties	-	(10,513)	(5,317)	12,425	(1,049)	(249)
Other (**)	(41,613)	75,884	(49,923)	275,732	475,851	112,921
Decrease (Increase) in inventories	(1,205)	107,667	(87,009)	9,299	(8,102)	(1,923)
Decrease (Increase) in asset retirement
obligation	(464)	92	(1,069)	(528)	(673)	(160)
Financial expenses (***)	247,193	319,864	149,916	109,466	147,079	(34,902)

EBITDA	1,574,544	1,571,672	1,845,531	2,009,113	2,256,622	535,506

(1)     The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on April 21, 2009, of NIS 4.214 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

(*)     We reclassified certain overhead costs, and also gains/losses in our severance pay funds to financial expenses, net, when preparing our consolidated financial statements for the year ended December 31, 2008. In order to provide comparability, we have performed similar reclassifications in our consolidated financial statements, as set forth in this annual report, for the years ended December 31, 2007 and 2006. However, the reclassifications had no material effect.

(**)     Excluding provision for tax expenses.

(***)     Financial expenses excluding any charge for the amortization of deferred financial costs.

	At December 31,
	2006	2007	2008

Industry Data

Estimated population of Israel (in millions) (1)	7.1	7.2	7.4
Estimated Israeli cellular telephone subscribers (in millions) (2)	8.4	9.0	9.2
Estimated Israeli cellular telephone penetration (3)	118%	125%	125%

	Year ended December 31,
	2004	2005	2006	2007	2008

Partner Data
Subscribers (000's) (at period end) (4)	2,340	2,529	2,668	2,860	2,898
Pre-paid subscribers (000's) (at period end) (4)	700	754	781	792	745

Post-paid subscribers (000's) (at period end) (4)	1,640	1,775	1,887	2,068	2,153

Share of total Israeli subscribers (at period end) (5)	32.4%	32.2%	31.7%	31.7%	31.4%
Average monthly usage per subscriber ("MOU") (mins.) (6)	286	294	311	336	365
Average monthly revenue per subscriber including
in roaming ("ARPU") (NIS) (7)	170	156	158	158	159
Churn rate (8)	12.0%	13.6%	15.6%	15.0%	17.8%

Estimated coverage of Israeli population (at period end) (9)	97%	97%	97%	97%	98%

Number of employees (full time equivalent) (at period end) (10)	3,164	3,403	3,714	4,130	4,671

(1)	The population estimates are as published by the Central Bureau of Statistics in Israel as of December 31, 2008.

(2)	We have estimated the total number of Israeli cellular telephone subscribers from information contained in published reports issued by, and public statements made by, Pelephone Communications Ltd. (“Pelephone”) and Cellcom Israel Ltd. (“Cellcom”), or by their shareholders, and from Partner subscriber data at December 31, 2006, 2007 and 2008.

(3)	Total number of estimated Israeli cellular telephone subscribers expressed as a percentage of the estimated population of Israel. The total number of estimated cellular telephone subscribers includes dormant subscribers as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers.

(4)	In accordance with general practice in the cellular telephone industry, we use the term “subscriber”, unless the context otherwise requires, to indicate a telephone or a data or video device, rather than either a bill-paying network customer, who may have a number of telephones connected to the network, or a cellular telephone user who may share a single telephone with a number of other users. “Subscriber” includes our pre-paid customers. As of 2008, a prepaid subscriber is recognized as such only following the actual use of his prepaid SIM card. Based on this new policy in January 2008, we reduced the number of reported prepaid subscribers by approximately 61,000. Applying this policy retroactively, the increase in subscribers in 2008 was 3.5%.

References to the number of subscribers are stated net of subscribers who leave or are disconnected from the network, or who have not generated revenue for the Company for a period of over six consecutive months ending at a reporting date.

(5)	Total number of Partner subscribers expressed as a percentage of the estimated total number of Israeli subscribers.

(6)	We have calculated our average monthly usage per subscriber by (i) dividing, for each month in such period, the total number of minutes of usage, excluding in roaming usage, during such month by the average of the number of our subscribers, and (ii) dividing the sum of such results by the number of months in the relevant period.

(7)	We have calculated Partner average monthly revenue per subscriber by (i) dividing, for each month in the relevant year, the Partner revenue during the month, excluding revenue from equipment sales and including revenue from foreign network operators for calls made by their roaming customers while in Israel using our network, by the average number of Partner subscribers during that month, and (ii) dividing the sum of all such results by the number of months in the relevant period.

(8)	We define the “churn rate” as the total number of subscribers who disconnect from our network, either involuntarily or voluntarily, in a given period expressed as a percentage of the average of the number of our subscribers at the beginning and end of such period. Our churn rate includes subscribers who have not generated revenue for us for a period of the last six consecutive months ending at a reporting date. This includes subscribers who have generated minute revenues only from incoming calls directed to their voice mail. Involuntary churn includes disconnections due to non-payment of bills or suspected fraudulent use, and voluntary churn includes disconnections due to subscribers terminating their use of our services.

(9)	We measure coverage using computerized models of our network, radio propagation characteristics and topographic information to predict signal levels at two meters above ground level in areas where we operate a network site. According to these coverage results, we estimate the population serviced by our network and divide this by the estimated total population of Israel. Population estimates are published by the Central Bureau of Statistics in Israel.

(10)	A full-time employee is contracted to work a standard 186 hours per month. Part-time employees are converted to full-time equivalents by dividing their contracted hours per month by the full-time standard. The result is added to the number of full-time employees to determine the number of employees on a full-time equivalent basis.

Exchange Rate Data

        The following table sets forth, for the years indicated, exchange rates between the shekel and the US dollar, expressed as shekels per US dollar and based upon the daily representative rate of exchange on the last day of each year as published by the Bank of Israel.

	Year ended December 31,
	2004	2005	2006	2007	2008

Average(1)	4.480	4.485	4.457	4.108	3.588
High	4.634	4.741	4.725	4.342	4.022
Low	4.308	4.299	4.176	3.830	3.230
End of period	4.308	4.603	4.225	3.846	3.802

(1)	Calculated based on the average of the exchange rates on the last day of each month during the relevant period.

	October 2008	November 2008	December 2008	January 2009	February 2009	March 2009	April 2009 (through April 21)

High	3.879	4.022	3.990	4.065	4.191	4.247	4.214
Low	3.465	3.752	3.677	3.783	4.012	4.024	4.125

On April 21, 2009, the exchange rate was NIS 4.214 per US$1.00 as published by the Bank of Israel. Changes in the exchange rate between the shekel and the US dollar could materially affect our financial results.

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

        We are subject to government regulation regarding a broad range of issues in the telecommunications industry, such as roaming charges, interconnect tariffs and other billing and customer service matters; the construction and maintenance of antennas and other network infrastructure; providing infrastructure access to existing or new telecommunications services providers; frequency allocation; limitations or other constraints on the services and products that we may sell; the terms and conditions of our subscriber agreements; and obligations under our operating license. In addition, the Ministry of Communications has announced its intention to increase competition in the cellular market by, among other measures, providing Mobile Virtual Network Operator (“MVNO”) licenses, Worldwide Interoperability for Microwave Access (“WiMAX”) licenses and/or other licenses, starting in 2009, for the use of our cellular network by other telecommunications services providers using competing or complementary technologies, such as Voice Over Broadband over cellular (“VoBoC”).

        As further described below, these regulations impose substantial limitations on our flexibility in managing our business, may limit our ability to compete by, among other measures, limiting our ability to develop our network, or preferring new and/or small competitors in the allocation of new frequencies, including those designated for the next generation of cellular services, and may increase our costs, decrease our revenues and reduce our ability to expand our business. As a result, industry regulation has had in the past, and may in the future have, a material adverse effect on our business and results of operations. In addition, new laws, regulations or government policies, or changes in current regulations, may be adopted or implemented in a manner which damages our business and operating results, and announcements by the government, telecommunications operators or others of changes or other developments in applicable regulations may have a negative impact on the market value of our shares. For information regarding the principal regulations and regulatory developments affecting our business, see “Item 4B. Business Overview – Regulation”.

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

        The Ministry of Communications has declared its intention to evaluate roaming charges and, since 2006, and more recently in November 2008 and February 2009, has requested us to provide information regarding our roaming services. In addition, in August 2008 the government instructed the Ministry of Communications together with other ministries to negotiate a reduction of inbound and outbound roaming tariffs with the European Union (“EU”) and/or members of the EU or countries frequently visited by Israelis, and to consider other tools for reducing roaming charges. As a result of the Ministry of Communications’ evaluation, new regulations may be implemented that would limit fees charged by Israeli cellular companies for calls made by foreign network operators’ subscribers while in Israel using our network, as well as for calls made by our own subscribers using their handsets abroad.

        Following European regulation of roaming tariffs in July 2007, which reduced tariffs for calls made by members of the European Union among themselves, EU member operators have raised roaming tariffs for calls to and from non-EU member operators, resulting in higher roaming tariffs for our subscribers.

        Because we consider roaming charges to be a significant source of revenue and profits, if roaming tariffs are reduced as a result of the proposed negotiations or otherwise, if additional EU member operators raise their tariffs, or if we are not able to raise our tariffs or otherwise compensate for possibly higher roaming expenses, this could adversely affect our profitability and results of operations.

        We rely on agreements to provide roaming capability to our subscribers in many areas outside Israel. However, we cannot control the quality of the service that other telecommunication companies provide, and it may be inferior to our quality of service. Equally, our subscribers may not be able to use some of the advanced features that they enjoy when making calls on our network.

        Some of our competitors may be able to obtain lower roaming rates than we obtain because they may have larger call volumes, or because of their affiliations with other international cellular operators. Competition is expected to intensify once Pelephone begins providing a significant volume of roaming services through its new UMTS system. We are also subject to competition from service providers that provide alternative roaming solutions. These service providers use alternative technologies that bypass the existing method of providing roaming services. Because these alternative roaming solutions have only recently become available, we cannot yet judge the extent to which they will intensify competition.

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

        Our ability to maintain and improve the extent, quality and capacity of our network coverage depends in part on our ability to obtain appropriate sites and approvals to install our network infrastructure, including network sites. The erection and operation of most of these network sites require building permits from local or regional planning and building authorities, as well as a number of additional permits from other governmental and regulatory authorities. In addition, as part of our UMTS network build-out, we are erecting additional network sites and making modifications to our existing network sites, for which we may be required to obtain new consents and approvals.

        For the reasons described in further detail below, we have had difficulties obtaining some of the building and environmental permits required for the erection and operation of our network sites. As of December 31, 2008, less than 10% of our network sites were operating without local building permits or applicable exemptions. A portion of these sites are microsites whose removal or repositioning would involve relatively low costs and little change in our network capacity.

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

        Uncertainties under National Building Plan 36. Since June 2002, following the approval of the National Building Plan 36 (the “Plan”), which regulates network site construction and operation, building permits for our network sites (where required) have been issued in reliance on the Plan. Recently, several local planning and building authorities questioned the ability of Israeli cellular operators to receive building permits, in reliance on the Plan, for network sites operating in frequencies not specifically detailed in the frequency charts attached to the Plan. In a number of cases, these authorities have refused to grant building permits for 3G network sites, claiming that 3G frequencies are not included in the Plan. There has been no judicial ruling at this stage. However a class action was filed against us as well as other cellular operators with a request for the revocation of the building permits given to the 3G network sites.

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

        Uncertainties regarding the validity of exemptions for wireless access devices. In addition, we have set up several hundred small communications devices, called wireless access devices, pursuant to a provision in the Communications Law (Telecommunications and Broadcasting), 1982, which exempts such devices from the need to obtain a building permit. A claim was raised that the exemption does not apply to cellular communications devices and the matter reached first instance courts a number of times, resulting in conflicting decisions. This claim is included in an application to certify a class action filed against the three principal cellular telephone operators. Recently, a district court ruling adopted the position that the exemption does not apply to wireless access devices. We, as well as our competitors, filed a request to appeal this ruling to the Supreme Court. In addition, recently a district court ruled against one of our competitors and adopted the position that a rooftop for wireless access device installation must be the highest rooftop of the building and cannot be located at the same level as a residence or other building that is regularly frequented by people. We currently have wireless access devices that do not fulfill this ruling. In addition, in May 2008, the Attorney General filed an opinion regarding this matter stating that the exemption does apply to wireless radio access devices under certain conditions and recommended that an inter-ministry committee be established to examine the appropriateness of future applications of the exemption to wireless access devices given the changed circumstances since the enactment of the exemption. In July 2008 a petition was filed with the High Court of Justice against the Attorney General’s opinion seeking to annul the Attorney General’s opinion, claiming that the wireless access devices are not meant for cellular devices. The Supreme Court has not yet ruled on this matter. Should a definitive judgment hold that the exemption does not apply to cellular devices, we may be required to remove the existing devices and would not be able to install new devices on the basis of the exemption. As a result, our network capacity would be negatively impacted, which could have an adverse effect on our revenue and results of operations.

        See also “Difficulties in obtaining environmental permits” below for further risks in connection with wireless access devices.

        Uncertainties regarding requirements for repeaters and other small devices. We, like the other cellular telephone operators in Israel, provide repeaters, also known as bi-directional amplifiers, to subscribers seeking an interim solution to weak signal reception within specific indoor locations. In light of the lack of a clear policy of the local planning and building authorities, and in light of the practice of the other cellular telephone operators, we have not requested permits under the Planning and Building Law for the repeaters. We have received an approval to connect the repeaters to our communications network, however, from the Ministry of Communications and have received from the Ministry of the Environment permit types for all our repeaters. If the local planning and building authorities determine that permits are necessary for the installation of these devices, or any other receptors that we believe do not require a building permit, it could have a negative impact on our ability to obtain permits for our repeaters.

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

        Under the Planning and Building Law, 1965, local planning committees may be held liable for the depreciation of the value of nearby properties as a result of approving a building plan. Under the Non-Ionizing Radiation Law, 2006, the National Council for Planning and Building requires indemnification undertakings from cellular companies as a precondition for obtaining a building permit for new or existing network sites. The National Council has decided that until National Building Plan 36 is amended to reflect a different indemnification amount, cellular companies will be required to undertake to indemnify the committees in full against all losses resulting from claims against a committee for reductions in property values. We do not know when the National Building Plan 36 will be amended, or whether it will require full indemnification.

        As of December 31, 2008, we have provided local authorities with 307 indemnification undertakings. These indemnifications expose us to risks which are difficult to quantify or mitigate and which may have a material adverse effect on our financial conditions and results of operations, if we are required to make substantial payments in connection therewith.

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

        Under both the Communications Law (Telecommunications and Broadcasting), 1982, and our operating license, the Ministry of Communications has the power to require us, like the other telephone operators in Israel, to offer access to our network infrastructure to other operators. The Grunau Committee, a public commission appointed by the Ministry of Communications to review various issues in the Israeli communications market, published its recommendations in March 2008, and recommended accelerating the regulatory process required for the entry of MVNOs into the mobile telecommunications market. In August 2008, the Ministry of Communications adopted most of the committee’s recommendations and in January 2009 began conducting hearings regarding the draft MVNO license and regulations. See “Item 4B. Business Overview – Regulation – Regulatory Developments”.

        We believe that providing access to our network would require additional statutory and regulatory action to establish inter-operator relationships, including with respect to rates. However, if such action is taken, access to our network and our competitors’ networks would lower the entry barriers for potential new competitors and increase the likelihood of additional new competitors entering the mobile telephone market in Israel. Our capacity is limited, and if we are required to allocate capacity to other operators, the services to our subscribers may be harmed or we may be required to invest additional capital in order to enable additional use of our network. If we fail to agree with new operators that are given access to our network regarding the tariffs and additional conditions for the usage of our infrastructure, the Ministry of Communications may impose tariffs as well as the terms and conditions of such usage. If the Ministry of Communications sets those tariffs too low, this may adversely affect our financial condition. In addition, operators, such as MVNOs, might offer mobile telecommunication services to our current customers at prices that are lower than our prices, thereby reducing our market share and/or causing price erosion and adversely affecting our financial results and condition.

The Ministry of Communications may require us to terminate the use of certain spectrum or to share with another operator some of the spectrum we are currently using on an exclusive basis, or to pay additional fees for the use of our current spectrum. These requirements, should they become effective, may adversely affect our network quality and capacity as well as our results of operations.

        The Ministry of Communications is conducting hearings regarding our use of spectrum which was initially allocated for the use of a Palestinian mobile operator in the Palestinian Authority administered areas of the West Bank and Gaza Strip (the “Palestinian Administered Areas”). Our use of this spectrum is based on an agreement with the Palestinian mobile operator. The agreement was endorsed by both the Israeli and the Palestinian Ministries of Communications.

        Although we believe that we are entitled to use this spectrum and that we are paying the required consideration for the use of all our existing spectrum, including this spectrum, the result of such a hearing might be a requirement by the Ministry of Communications to terminate the use of that spectrum and/or to pay an additional substantial fee for the use made of that spectrum.

        In addition, there are demands from different third parties to rearrange the current spectrum allocation in Israel and the Palestinian Administered Areas, particularly the 900 Mhz frequencies, and also to allocate additional frequencies for the use of other mobile operators in the Palestinian Administered Areas. There are also demands to allocate additional frequencies for mobile operators, including WiMAX operators, which we may need for our next generation GSM technology. Some of these frequencies have already been allocated to third parties. If such frequencies are not available to us in the future, it may harm our ability to migrate to the next generation of GSM technology, such as Long Term Evolution (“LTE”).

        Also, if such a frequency rearrangement takes place, then the spectrum that has been allocated to us for use on an exclusive basis may also be allocated to another operator in the Palestinian Administered Areas, or we may be required to terminate the use of part of our existing spectrum, which might be replaced by an allocation of a new band of spectrum that may be of inferior quality.

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

        Furthermore, although we believe that we are currently in compliance with all material requirements of our license, the interpretation and application of the technical standards used to measure these requirements, including the requirements regarding population coverage and minimum quality standards, and other license provisions may not be certain, and disagreements have arisen and may arise in the future between the Ministry of Communications and us. As indicated above, difficulties in connection with obtaining building and other permits required for our network infrastructure may prevent us from achieving or maintaining the network coverage and quality requirements contained in our license . We have provided a bank guarantee to the Ministry of Communications in the amount of US$10 million to guarantee our performance under our license. If we are found to be in material breach of our license, the guarantee may be forfeited and our license may be revoked. In addition, the Ministry of Communications is authorized to levy significant fines on us for breaches of our license which could have a material adverse effect on our financial condition or results of operations.

Our business and operating results have been adversely affected by reductions in call and SMS interconnect tariffs imposed by the Ministry of Communications, and may be further adversely affected by future regulatory developments in these areas. We may be subject to sanctions or claims in connection with these regulatory developments.

        The Ministry of Communications has lowered mandated call interconnect tariffs and SMS interconnect tariffs from the beginning of 2005 to March 2008. Although we have implemented cost-cutting measures as well as price increases and repackaging of our tariff plans in response to these tariff reductions, the regulatory changes imposing interconnect tariff reductions negatively impacted our revenues and profits.

        Interconnect tariffs – further possible regulatory developments. The Ministry of Communications may further examine interconnect tariffs and as a result may further reduce these tariffs, which may adversely affect our revenues and profits. A publicly appointed commission (the Grunau Committee) recommended the further examination of this issue, and, in addition, the Ministry of Communications has indicated that it intends to start implementing a process to unify rates for calls terminating both on and off an operator’s network, which may limit or eliminate our ability to pass on to our customers the charges we bear when our customers’ calls must be transmitted into the network of another telecommunications services provider in order to reach the intended party. Preliminary hearings with cellular operators in Israel on this matter commenced in August 2005, but have been suspended and might be resumed in the future. This change in regulations, if implemented, could adversely affect our revenues and profits.

        SMS tariffs – further possible regulatory developments. In 2005, our license was amended to regulate charging for SMS messages sent outside our network. Due to technological difficulties encountered by our competitors and us in fully complying with this amendment, we may face claims, under one interpretation of the amendment, of not having implemented the amendment with respect to SMS messages sent to subscribers of two other Israeli cellular operators. We have notified the Ministry of Communications of the difficulty. The Ministry has proposed an amendment to our license, but we are uncertain as to the effectiveness of the amendment in resolving the difficulty. Until such time as the cellular operators develop the necessary interfaces or our license is amended, we may be exposed, to substantial sanctions and legal claims for violation of our license.

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

        The Ministry of Communications amended our license effective April 14, 2005, reducing the required holdings by Israeli citizens and residents from 20% to 5%, which must be held by our founding shareholders who are Israeli entities or their approved substitutes. The amendment also requires that these shareholders appoint at least 10% of our Board of Directors. In 2006, our founding Israeli shareholders sold substantially all of their shares in the Company to Israeli institutional investors, who are approved substitutes. See “Item 7A. Major Shareholders – Significant Changes in Holdings of Major Shareholders During the Past Three Years”. If our shareholders do not respect these conditions, we may be found to be in violation of our license.

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

        In March 2005, the Telecommunications Law was amended to require the Minister of Communications to implement a mobile number portability plan by September 2006. The number portability plan permits subscribers in Israel to change their service provider to another service provider while retaining the same telephone number. The mandated number portability plan was launched by all telecommunications operators in December 2007. As a result of the removal of the barrier to switching operators, all telecommunication operators experienced an increase in customer churn in 2008. Our churn rate increased from 15% in 2007 to 17.8% in 2008. We expect the churn rate to remain higher as a result of both the change in regulations and increased market competition.

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

        A number of studies have been conducted to examine the health effects of wireless phone use and network sites, and some of these studies have been construed as indicating that radiation from wireless phone use causes adverse health effects. Media reports have suggested that radio frequency emissions from network sites, wireless handsets and other mobile telecommunication devices may raise various health concerns. While, to the best of our knowledge, the handsets that we market comply with the applicable laws that relate to acceptable Specific Absorption Rate (“SAR”) levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, we have no information as to the actual level of SAR of the handsets along the lifecycle of the handsets, including in the case of repaired handsets.

        Several lawsuits have been filed outside of Israel against operators and other participants in the wireless industry alleging adverse health effects and other claims relating to radio frequency transmissions to and from sites, handsets and other mobile telecommunications devices, including one lawsuit against us and two other cellular telecommunication companies with respect to cell sites allegedly causing environmental damage. See “Item 8A - Financial Information - Legal and Administrative Proceedings”. We may be subject to additional future litigation relating to these health concerns.

        Recently, a municipal court ruled against one of our competitors, stating that there is no need for the standard burden of proof to prove damages from a cellular network site, and that under certain circumstances it would be sufficient to prove the possibility of damage in order to transfer the burden of proof to the cellular companies. Although we were not a party to this proceeding, such rulings could have an adverse affect on our ability to contend with claims of health damages as a result of the erection of network sites.

        The Ministry of Health published in July 2008 recommendations regarding precautionary measures when using cellular handsets. The Ministry of Health indicated that although the findings of an international study on whether cellular phone usage increases the risk of developing certain tumors were not yet finalized, partial results of several of the studies were published, and while these studies did not demonstrate a connection between cellular phone exposure and tumor growth, a relationship between prolonged cellular phone usage and tumor development was observed in some of these studies. These recent studies, as well as the precautionary recommendations published by the Ministry of Health, have increased concerns of the Israeli public.

        The perception of increased health risks related to network sites may cause us increased difficulty in obtaining leases for new network site locations or renewing leases for existing locations or otherwise to install mobile telecommunication devices. If it is ever determined that health risks existed or that there was a deviation from radiation standards which would result in a health risk from sites, other telecommunication devices or handsets, this would have a material adverse effect on our business, operations and financial condition, including through exposure to potential liability, a reduction in subscribers and reduced usage per subscriber. Furthermore, we do not expect to be able to obtain insurance with respect to such liability.

Competition from existing telecommunications providers, and potential changes in the competitive environment and communications technologies, may cause an increase in subscriber acquisition and retention costs or a decrease in tariffs, and may reduce our market share and increase churn rate, all of which could adversely affect our business and results of operations.

        Competition with existing cellular service providers. We compete primarily with Cellcom, Pelephone and MIRS, the other cellular telephone network operators in Israel.

        Cellcom is an Israeli corporation that is part of the IDB group, a large Israeli holding company which is also active in diversified businesses with holdings in subsidiary companies that operate in many different markets in Israel. Cellcom is also active in the Israeli communications market providing high speed internet, international telephone services and wireline and land-line communications services. Due to the IDB group’s strong position in Israel, we believe that in some cases we have experienced and may further experience the loss of business subscribers who are affiliates of the IDB group or do business with the IDB group, and who transfer their cellular business to Cellcom. In 2006, Cellcom expanded its UMTS/ High Speed Downlink Packet Access (“HSDPA”) and in 2008 launched its High Speed Uplink Packet Access (“HSUPA”) service, which may increase competition in this market segment.

         Pelephone, which initially was a non-GSM operator, has used CDMA-1x real time technology (“RTT”), and is an Evolution Data Optimized (“EVDO”) operator, launched in early 2009 its new UMTS/HSXPA network. Pelephone’s new network may strengthen Pelephone’s position among the other UMTS operators by offering roaming services and popular handsets.

        Introduction of additional UMTS/HSXPA technology may increase the competition level in the mobile market affecting our churn rates, customer retention costs and roaming revenues.

        Because of the ease of switching between mobile operators, particularly following the introduction of the number portability plan, we have already faced and may continue to face an increase in our churn rate. Like us, all telecommunication operators experienced an increase in customer churn in 2008. Our churn rate increased from 15% annual churn rate in 2007 to 17.8% in 2008. The increase of our churn rate may require us to increase our customer retention costs in order to retain our subscribers.

        We are also subject to competition from service providers that provide alternative roaming solutions. These service providers use alternative technologies that bypass the existing method of providing roaming services. Because these alternative roaming solutions have only recently become available, we cannot yet judge the extent to which they will intensify competition.

        Ministry studies to introduce new competitors and enhance competition. In 2007, the Ministry of Communications engaged NERA, an international consulting firm, to review the level of competition in Israel’s mobile market and to review whether to allow the entry of new operators, including MVNO operators, into the Israeli telecommunications market. Based on the findings of their review, the Ministry of Communications has begun conducting hearings regarding a draft MVNO license and regulations. In addition, the Ministry of Communications has announced its intention to increase competition in the cellular market by providing WiMAX licenses and/or other licenses starting in 2009 for the use of our cellular network by other telecommunications services providers using competing or complementary technologies, such as Voice Over Broadband over cellular (“VoBoC”).

        In March 2008, the Grunau Committee, a public commission appointed in 2006 by the Ministry of Communications to review various issues in the Israeli communications market, published its recommendations which included: to accelerate the procedures necessary to allow the entry of MVNOs and additional infrastructure-based operators to the mobile market; to publish a WiMAX frequencies tender for mobile use; to examine interconnect fees and further revise them accordingly, during 2009; to regulate charges for cellular-originated international calls and, subject to such regulation, to allow cellular operators to enter the international long distance market; and to prohibit a linkage between a cellular services transaction and a handset purchase transaction. The commission further recommended the unbundling of Bezeq’s network to be followed by reducing some of the restrictions with respect to offering integrated packages of services currently imposed on Bezeq and its subsidiaries. In August 2008, the Ministry of Communications adopted most of the recommendations of the Grunau Committee. In addition, the Ministry of Communications is currently conducting a hearing in order to enable Bezeq’s subsidiaries to market, together with Bezeq, bundled services that include both Bezeq’s services and the subsidiaries’ services so that both Bezeq as well as its subsidiaries can offer a wide variety of services, such as land-line telephony, mobile telephone, internet and multi channel television, to the public and allow the consumer to acquire all services in one package from a single vendor. See “Item 4B. Business Overview-Regulation-Regulatory Developments”.

        If the Ministry of Communications decides to allow the entry of new operators into the Israeli telecommunications market, or to adopt other measures considered in the studies described above, competitive pressures may increase, which could adversely affect our business and results of operations.

        WiMAX licenses. In February 2009, the Ministry of Communications published a policy with regard to WiMAX spectrum licenses for the provision of cellular and land-line services to existing and future communication service providers. The Ministry of Communications also stated that it intended to promote competition in the cellular market by potentially granting preferences to existing telecommunications services providers in this regard. Cellular WiMAX is a competitive technology to HSDPA and LTE, which are the next generation of GSM technologies. Granting WiMAX licenses to new operators or to any of our competitors and not to us might offer them a competitive advantage and adversely affect our business. Furthermore, if the Ministry of Communications allocates to new WiMAX operators frequencies which we may need for our next GSM generation technology, this may impair our ability to compete. Some of these frequencies have already been allocated to third parties. If such frequencies are not available to us in the future, it may harm our ability to migrate to the next generation of GSM technology, such as LTE.

        The Ministry of Communications has granted a special license to a few of the new land-line operators to conduct a marketing experiment that will examine the provision of domestic telephony services using VoBoC technology.

        Land-line competition. To the extent that land-line telephones are used instead of mobile telephones, we also compete with Bezeq, the incumbent land-line operator in Israel, HOT Cable Communication Systems Ltd (“HOT”), the cable television operator in Israel, and other land-line operators. Bezeq owns 100% of the shares of Pelephone, which, as mentioned above, may enable Pelephone and Bezeq to offer bundled services of land-line, mobile telephone and other telecommunication services, subject to regulatory approval.

        Several new operators, including 012 smile communications ltd (“012 smile”), Netvision 013 Barak (“Netvision”) and Xfone Communication Ltd (“Xfone”), entered the land-line market in 2007 and 2008 based on Voice Over Broadband (“VoB”) services using the infrastructure of Bezeq and HOT to access customers and to provide them with land-line telephony service. Other VoB operators may enter the mobile telecommunications services market in the future and increase the level of competition we face. As a result of these developments in the competitive environment, we may experience increased costs to attract and retain subscribers, and further pressure on tariffs.

        New Business Initiatives. In December 2008 and January 2009, we launched three additional non-cellular business lines: Voice over Broadband (“VoB”) telephony services, internet service provider (“ISP”) services and Web VOD (video on demand). 2009 will be the first full year that we operate these services. As expected in new markets, we face new competitors and competition patterns. We may be at a competitive disadvantage relative to operators who may be able to offer bundled services of land-line, mobile telephone, television and other communications services, using their wholly- or partially-owned infrastructure. As a result of these market conditions, we may not meet our business plan for the new lines of business. We may face fierce competition in this area in a manner that will not enable us to establish substantial presence in these businesses.

        Telecommunications industry consolidation. The telecommunications market might face consolidation in a manner which potentially decreases our competitive position. Various groups in the Israeli telecommunications market might acquire or build new complementary lines of business in order to provide a full range of telecommunications services packages. We might face difficulties in obtaining the required services and product components, such as last mile access to the customers’ premises, that are essential to compete with our competitors’ bundled offerings. There are two major groups in the Israeli telecommunications market that currently operate a wide range of telecommunications services, including mobile, fixed-line, data transmission and internet. One of the groups also offers multichannel pay-TV services and therefore already possesses a full range of telecommunications businesses within the group. Subject to legal restrictions, the group might be able in the future to offer full packages of bundled services. The other telecommunications group may further develop its telecommunications portfolio by acquisitions of additional businesses in order to also be able to offer a complete range of telecommunications services. Such developments could substantially affect our position in the Israeli telecommunications market, in particular, by attracting a broad range of telecommunications subscribers to one or two full-service telecommunications groups, as well as by permitting such a group or groups to apply substantial pressure on market prices for selected sectors. If such developments were to occur, our business and results of operations could be materially adversely affected.

Our subscriber growth rate, and consequently our revenue growth rate, has continued to slow, because Israel’s mobile telephone services market is highly penetrated, making it more difficult for us to obtain new subscribers and retain existing subscribers.

        Although Israel’s mobile telephone services market has experienced substantial growth, and we have experienced substantial subscriber growth since our commercial launch in 1999, the Israeli market for mobile telephone services is now highly penetrated, and the growth of the overall Israeli market and of our own subscriber base has been slower than in the past. According to a recent report issued by a research company, at the end of the third quarter of 2008, Israel’s mobile telephone market penetration is estimated to be approximately 125%. This includes dormant subscribers as well as subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers. While in the past our revenue growth has largely resulted from growth in the overall market, our future revenues will depend significantly on our ability to retain existing subscribers and to attract subscribers from the other mobile telephone network operators as well as on our ability to generate higher revenues from existing subscribers.

In the event critical elements of our mobile network are damaged or rendered non-operational, we may not be able to replace them or return them to service quickly and, as a result, we may not be able to provide telecommunications services to a substantial portion of our subscribers for an indeterminate period of time.

        Some elements of our mobile network perform critical functions for broad sectors of our network operation, such as switching and data platforms. If such a critical element were damaged due to fire, water, earthquake or some other natural or man-made cause, an entire sector of our network coverage may be rendered non-functioning, which means that we would not be able to provide telecommunications services to a substantial portion of our subscribers. Although we have prepared disaster recovery plans, it is not possible to determine in advance how effective such plans will be, and in particular how quickly we will be able to restore service. In the event we are unable to provide telecommunications services to a substantial portion of our subscribers for an extended period of time, our business and short- and long-term results of operations will be materially negatively affected.

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

        In addition to a number of legal and administrative proceedings arising in the ordinary course of our business, we have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure, which may result in civil liabilities or criminal penalties against us or our officers and directors, and consumer claims regarding, for example, our tariff plans and billing methods, which may result in significant monetary damages and civil penalties. See “Item 8. Financial Information – Legal and Administrative Proceedings”. Plaintiffs in some of these proceedings are seeking certification as class actions and recently, a class was certified in proceedings asserting liability against us (and another Israeli provider of cellular telecommunications services) for actions taken by a third-party content provider, who is also a defendant in this claim, however we do not belive that an adverse judgement against us in connection with such proceedings would have a material affect on our financial condition. Unless and until any of the other outstanding claims is recognized as a class action, we and our legal counsel are unable to evaluate the probability of success of such claim, or the range of potential loss, with any degree of certainty, and therefore no provision has been made.

        We are subject to the risk of intellectual property rights claims against us, including in relation to innovations we develop ourselves and the right to use content, including music content, which we have purchased from third parties who present themselves as the owners of the intellectual property rights included in the content, or as the representatives of the owners of the intellectual property, when in fact it may not be the case. These claims may require us to initiate or defend protracted and costly litigation, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages or may be required to obtain licenses for the infringing product or service. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be forced to stop using or selling the products and services, which could adversely affect our ability to provide certain services and products.

The telecommunications industry is subject to rapid and significant changes in technology and industry structure which could reduce demand for our services.

        We may face competition from existing or future technologies, including land-line and cordless technologies, satellite-based personal communications services, private and shared radio networks, broadband wireless access services, voice over Internet Protocol services, wireless fidelity (“Wi-Fi”) technologies, WiMAX, VoBoC, and other communications technologies that have the technical capability to handle mobile telephone calls and to interconnect with the land-line telephone network and with internet networks. The effect of emerging and future technological changes, including the convergence of technologies and the introduction of new competitors with the ability to provide mobile telecommunication services to customers while mobile, on the viability or competitiveness of our network cannot be accurately predicted. The technologies we employ or intend to employ may become obsolete or subject to competition from new technologies in the future, and competition from new technologies in the future may have a material adverse impact on our business and results of operations.

        Moreover, global equipment vendors and internet providers have expressed their interest in penetrating the mobile industry and strengthening their position along the value chain. They intend to provide direct access to the end-user to a wide variety of applications and services. Such a change might adversely change our competitive position and increase the dominance of those new providers at the expense of cellular service providers. Changes in the industry value chain structure might result in an increase in our expenses as well as a decrease in our revenue generated from those services.

Operating a cellular telecommunications network involves the inherent risk of fraudulent activities and potential abuse of our services, which may cause loss of revenues and non-recoverable expenses.

        There is an inherent risk of potential abuse by individuals, groups, businesses or other organizations that use our cellular telecommunications services and avoid paying for them. The effects of such fraudulent activities may be, among others, a loss of revenue and out-of-pocket expenses which we will have to pay to third parties in connection with those services, such as interconnect fees, payments to international operators or to operators overseas and payments to content providers. Such payments may be non-recoverable. Although we are taking measures in order to prevent fraudulent activities, we have suffered from these activities in the past, and we may suffer from them in the future. The financial impact of fraudulent activities that have occurred in the past has not been material. However, we cannot assure you that should fraudulent activities occur in the future, they will not materially affect our financial condition and results of operations.

We are dependent upon our ability to interconnect with other telecommunications carriers. We also depend on Bezeq and other suppliers for land-line transmission services. The failure of these carriers to provide these services on a consistent basis could have a material adverse effect on us.

        Our ability to provide commercially viable cellular telephone services depends upon our ability to interconnect with the telecommunications networks of existing and future land-line, cellular telephone and international operators in Israel in order to complete calls between our customers and parties on the land-line or other cellular telephone networks. All land-line, cellular telephone and international operators in Israel are legally required to provide interconnection to, and not to discriminate against, any other licensed telecommunications operator in Israel. We have signed interconnect agreements with cellular telephone network operators in Israel, and with Israeli international operators, and in July 2008, we signed an agreement with Bezeq for the provision of land-line transmission services which replaces an earlier transmission agreement. As regards interconnection to Bezeq’s land-line network, we are currently operating without any formal agreements with Bezeq, and our day-to-day arrangements with Bezeq substantially conform to a draft interconnect agreement negotiated with Bezeq.

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

        We purchased our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software, from Alcatel (which acquired the Nortel UMTS business in 2006), Ericsson and Nokia. As of January 2008, we purchase all our UMTS network equipment from Ericsson, which increases our dependence on them as our sole vendor for our UMTS network. Although our network utilizes standard equipment that is produced by several suppliers, we cannot be certain that we will be able to obtain equipment from one or more alternative suppliers on a timely basis in the event that any of our suppliers is unable to satisfy our equipment requirements. Our results of operations could be adversely affected if our supplier fails to provide us with adequate supplies of equipment, as well as ongoing maintenance support, in a timely manner. In addition, our results of operations could be adversely affected if the price of network equipment rises significantly. In our experience, suppliers from time to time extend delivery times, limit supplies and increase the prices of supplies due to their supply limitations and other factors.

Our business may be impacted by shekel exchange rate fluctuations and inflation.

        Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, in recent years, approximately one quarter of our operating expenses (excluding depreciation and amortization), including a substantial majority of our equipment purchases, were linked to non-shekel currencies, mainly the US dollar. These expenses related principally to the acquisition of handsets, where the price paid by us is based mainly on US dollars. In addition, a substantial majority of our capital expenditures (including with respect to our 3G networks) are incurred in, or linked to, non-shekel currencies, mainly US dollars. Thus, although the relative decline in value of the US dollar against the shekel has helped offset increases in our financial and operating expenses in recent years, any devaluation of the shekel against the dollar (or other foreign currencies) will increase the shekel cost of our non-shekel denominated or linked expenses and capital expenditures. Such an increase may have an adverse impact on our results, which may be material. Material changes in exchange rates may cause the amounts that we must invest to increase materially in shekel terms.

        We hedge a portion of our foreign currency commitments. As of December 31, 2008, the notional amounts of our foreign currency derivatives were approximately US$100 million and 6 million Euro. Our derivative transactions are mainly designed to hedge short-term cash flows related to anticipated payments in respect of purchases of handsets and capital expenditures in foreign currency.

        Our bank credit facility borrowings and repayments of principal and interest on our Notes due 2012 are currently in shekels, most of which are linked to the consumer price index (“CPI”). We may not be permitted to raise our tariffs pursuant to our license in a manner that would fully compensate for any increase in the CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue. We enter into derivative transactions in order to protect ourselves from an increase in the CPI. As of December 31, 2008, the notional amounts of our CPI derivatives were approximately NIS 800 million (or approximately 37% of our CPI exposure at that date).

        See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for more information regarding the Company’s exposure to exchange rate fluctuations and inflation.

If we are not able to successfully integrate new businesses or technologies, our business, brand and results of operations may be harmed.

        In order to expand and improve our offering of services to our subscribers, attract new subscribers and secure new sources of revenue, we may acquire or develop complementary businesses and technologies some of which we have launched in January 2009. The identification, acquisition and integration of new businesses or technologies may require substantial management resources, cause us to incur unforeseen costs and disrupt our ongoing business. Until now we have not engaged in significant acquisitions. If we are not able to successfully integrate any such new businesses quickly and efficiently with our existing business, our business, brand, results of operations, financial condition or cash flows may be harmed.

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which may have a material adverse effect on our operating results and our share price.

        Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to the evaluation of our internal control over financial reporting have resulted in increased general and administrative expenses and required substantial management time and attention. We expect these efforts to require a continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Although our management has concluded that our internal control over financial reporting was effective as of December 31, 2008, we may identify material weaknesses or other disclosable conditions in our future control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and significant effort and expense, and could have a material adverse effect on our operating results and on the market price of our ordinary shares.

The political and military conditions in Israel may adversely affect our financial condition and results of operations.

        The political and military conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners and political instability within Israel or its neighboring countries are likely to cause our revenues to fall and harm our business. The establishment in 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. Repeated attacks by Hamas including missile strikes against Israel, led to an armed conflict between Israel and the Hamas in December 2008 and January 2009. Ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on the Israeli economy, in general, and on our business, financial condition or results of operations. In particular, in recent conflicts, missile attacks have occurred on civilian areas, which could cause substantial damage to our infrastructure network, reducing our ability to continue serving our customers as well as our overall network capacity.

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

        During an emergency, including a major communications crisis in Israel’s national communications network, a natural disaster, or a special security situation in Israel, control of our network may be assumed by a lawfully authorized person in order to protect the security of the State of Israel or to ensure the provision of necessary services to the public. During such circumstances, the government also has the right to withdraw temporarily some of the spectrum granted to us. We cannot assure you that we are fully prepared for every disaster or emergency situation, or that we could recover fully from any such occurrence. This may materially harm our ability to provide services to our subscribers in such emergency circumstances, and would thus have a negative impact on our revenue and results of operations.

We may not be able to fulfill our dividend policy in the future. If we implement our current dividend policy, we will reduce our future cash reserves, which may require us to borrow additional money.

        We first distributed dividends in 2005, and we have distributed dividends in each subsequent year. The total amount of dividends distributed for 2008 was approximately NIS 841 million (US$ 200 million), or NIS 5.45 per share, and represented approximately 80% of annual net income. In addition, between the first quarter of 2008 and the third quarter of 2008, we purchased in open market transactions approximately 4.5 million of our shares for a total amount of approximately NIS 351 million (US$ 83 million). Under Israeli law, the payment of dividends may be made only from accumulated retained earnings or, for a company such as Partner Communications with negative net capital surplus, retained earnings accrued over a period of eight quarters (after deducting prior dividends to the extent not already deducted from retained earnings), and in either case, provided there is no reasonable concern that the dividend will prevent the company from satisfying current or foreseeable obligations as they come due. Accordingly, there is no assurance that we will be able to continue paying dividends or increase our payment of dividends in the future, nor is there any assurance that our Board of Directors will not change our dividend policy in the future.

        Our current dividend policy, if implemented, will significantly reduce our future cash reserves and may adversely affect our ability to fund unexpected capital expenditures as well as our ability to make interest and principal repayments on our financial indebtedness. As a result, we may be required to borrow additional money, which may not be possible on attractive terms or at all. See also the following risk factor regarding the risks related to future borrowing created by the current economic environment.

        If we are unable to fulfill our dividend policy, or pay dividends at levels anticipated by investors in our shares, the market price of our shares may be negatively affected and the value of our investors’ investment may be reduced.

Our business results may be affected by continued recession.

        Most of our revenues are usage dependant. The current global economic downturn is already affecting our results through a significant adverse impact in roaming activity, and to a certain extent also has a negative impact on average monthly usage per subscriber (“MOU”), average monthly revenue per subscriber (“ARPU”) and recruitment of new subscribers and in larger provisions for doubtful debt expenses. If the global economic downturn continues, usage of any of our services may decrease and we may not be able to compensate for lost revenues. This may have a material adverse effect on our results of operations, financial condition or prospects. The recession may also result in a further deterioration in the ability of our customers to pay amounts owed to us. Failure of one or more of our larger business customers to pay the amount owed to us may materially increase our bad debts and may have a material adverse effect on our results of operations and financial condition. Furthermore, the recession may adversely affect third parties we rely upon in the provision of our services, including interconnecting telecommunication providers, roaming partners and services and equipment providers. If our service or equipment providers fail to provide reliable and consistent services and/or equipment to us on the requisite standards of quality and on a timely basis, our ability to provide services to our subscribers may be reduced in scope and/or in quality, until and inasmuch as an alternative provider can be found, and consequently our license may be at risk of revocation for failure to satisfy the required service standards. An alternative provider and/or solution may involve additional expenses and/or investments on our part and/or may involve terms that are less favorable to us, including reduced revenues. In addition, if any damage is caused to us, or if we are found liable for damages caused to third parties by such service or equipment providers and such providers are unable to indemnify us for such damages, we may have to bear the cost of such damages, which may be substantial, and such outcome may adversely affect our financial condition.

        Finally, we may seek to fund the repayment of the current portion of our Notes due 2012 (In 2009, NIS 542 million in principal plus approximately NIS 86.3 million in interest linked to the CPI as of December 31, 2008 and assuming no future change in the CPI) through additional bank loans, the issuance of new corporate notes and/or the securitization of accounts receivable. Particularly in light of current global economic conditions, there can be no assurance that we will be able to obtain additional bank loans, issue new corporate notes or securitize accounts receivable on acceptable terms or at all, which could have a material adverse effect on our cash flow and financial condition.

        RISKS RELATED TO OUR CONTROLLING SHAREHOLDER

Our company is controlled by a single shareholder.

        As of March 31, 2009, our controlling shareholder, Hutchison Telecommunications International Limited (“Hutchison Telecom”), who has been a major shareholder since we were created, held approximately 51.41% of our issued and outstanding shares and total voting rights. Hutchison Telecom has the ability to influence our business through its ability to control all actions that require majority approval by the shareholders and through its representatives on our Board of Directors. Hutchison Telecom is not obligated, however, to provide us with financial support or to exercise its rights as a shareholder in our best interests or in the best interests of our minority shareholders and noteholders, and it may engage in activities that conflict with such interests. If the interests of our controlling shareholder conflict with the interests of our other shareholders and noteholders, those shareholders and noteholders could be disadvantaged by the actions that this controlling shareholder chooses to pursue. In addition, our controlling shareholder may cause our business to pursue strategic objectives that may conflict with the interests of our other shareholders and noteholders.

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

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

        We were incorporated in Israel under the laws of the State of Israel on September 29, 1997, as Partner Communications Company Ltd. Our products and services are marketed under the Orange brand. Our principal executive offices are located at 8 Amal Street, Afeq Industrial Park, Rosh Ha’ayin 48103, Israel (telephone: 972-54-7814-888). Our website address is www.orange.co.il. Information contained on our website does not constitute a part of this annual report. Our agent for service in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

        Since our incorporation, we have achieved a number of important milestones:

—	In April 1998, we received our license to establish and operate a cellular telephone network in Israel.

—	In January 1999, we launched full commercial operations with approximately 88% population coverage and established a nationwide distribution.

—	In October 1999, we completed our initial public offering of ordinary shares in the form of American Depositary Shares, and received net proceeds of approximately NIS 2,092 million, with the listing of our American Depositary Shares on NASDAQ and the London Stock Exchange. We used part of these net proceeds to repay approximately NIS 1,494 million in indebtedness to our principal shareholders, and the remainder to finance the continued development of our business.

—	In August 2000, we completed an offering, registered under the US Securities Act of 1933, as amended, of $175 million (approximately $170.5 million after deducting commissions and offering expenses) in 13% unsecured senior subordinated notes due 2010.

—	On March 31, 2001, we had over 1,000,000 subscribers.

—	In July 2001, we registered our ordinary shares for trading on the Tel Aviv Stock Exchange.

—	In December 2001, the Ministry of Communications awarded us two bands of spectrum: one band of GSM 1800 spectrum and one band of 2100 UMTS third generation spectrum.

—	In June 2002, our license was extended until February 2022.

—	In August 2003, we had over 2,000,000 subscribers.

—	In December 2004, we commercially launched our 3G network.

—	In March 2005, we completed a debt offering, raising NIS 2.0 billion in a public offering in Israel of notes due 2012.

—	In April 2005, we repurchased approximately 33.3 million shares from our Israeli founding shareholders, representing approximately 18.1% of our outstanding shares immediately before the repurchase.

—	In August 2005, we redeemed our outstanding $175 million 13% unsecured senior subordinated notes.

—	In the third quarter of 2005, our Board of Directors and shareholders approved the distribution of our first cash dividend, in the amount of NIS 0.57 per share, totaling approximately NIS 86.4 million.

—	In July 2006, we purchased Med-1 I.C.–1 (1999) Ltd.‘s fiber-optic transmission business for approximately NIS 71 million (US$16.8 million), in order to enable us to reduce our transmission costs as well as to provide our business customers with bundled services of transmission of data and voice and land-line services.

—	In January 2007, we were granted a domestic fixed license by the Ministry of Communications, and in February 2007 we were granted a network termination point license.

—	In December 2008 and January 2009, we launched three additional non-cellular business lines: Voice over Broadband (“VoB”) telephony services, internet service provider (“ISP”) services and Web VOD (video on demand). See “Item 4B. Business Overview – Services and Products – Value-Added Services”.

        For information on our capital expenditures for the last three financial years, and for the principal capital expenditures currently in progress, see “Item 5B. Liquidity and Capital Resources”

4B. Business Overview

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

        We were the first GSM mobile telephone network operator in Israel. We received our mobile telephone license in April 1998, commenced full commercial operations of our digital GSM cellular telephone network in January 1999 and on December 1, 2004 we commercially launched our third generation, or GSM, service. Since then, we have expanded rapidly, and on December 31, 2008, we had approximately 2.898 million subscribers, representing an estimated 31.4% of total Israeli cellular telephone subscribers at that date. During the twelve months ended December 31, 2008, we increased our customer base by approximately 3.5% (based on the application of our new policy regarding pre-paid subscriber recognition at both year-end 2007 and 2008), with approximately 99,000 net active new subscribers joining the Company in 2008, compared to 192,000 net new subscribers in 2007. At December 31, 2008, approximately 47.2% of our customer base (approximately 1,368,000 subscribers) was represented by private subscribers who subscribe to post-paid tariff plans, 27.1% (785,000 subscribers) by subscribers who subscribe to business tariff plans, and 25.7% (745,000 subscribers) by subscribers who subscribe to pre-paid tariff plans. As of December 31, 2008, we also had more than 951,000 3G customers (included in the subscriber data above).

        We market our services under the Orange brand and the experience of our controlling shareholder, Hutchison Telecom. The Orange brand, which is licensed to us, has been used successfully in other markets around the world to promote cellular telephone services. Market surveys show that we have achieved strong brand awareness in Israel. We have also received awards recognizing our high standards of customer service. In 2008, we were named by Globes, a leading Israeli business daily newspaper, as the number-one communications brand in Israel for the sixth consecutive year. We also won the Effie award in the communication category for the “precisely for you” marketing campaign. Finally in 2008, we won the “best workplace” award in the telecommunication industry, an award granted to us by Business Data Information (“BDI”).

        Our GSM/UMTS network covered approximately 98% of the Israeli population at year-end 2008. We currently operate our GSM network in the 900 MHz and 1800 MHz bands. Our GSM services include standard and enhanced GSM services, as well as value-added services and products such as roaming, voice mail, voice messaging, color picture messaging, ringtone and game downloads, information services, and General Packet Radio Services (“GPRS”), which enables the packet transfer of data.

        Our 3G network offers a wide range of services, such as video calls, a new portal of content services including a rich selection of video-based services under the “orange time” sub-brand, and the transmission of data.

        In March 2006, we launched services based on the High Speed Downlink Packet Access (“HSDPA”) technology. HSDPA is a technological enhancement to our 3G services that offers subscribers the ability to access our 3G services at higher speeds. The HSDPA technology has already been deployed to support up to 7.2 Mbps on the downlink and 1.4Mbps on the uplink.

        ISP/VoB Overview

        In December 2008 and January 2009, we launched three additional non-cellular business lines: Voice over Broadband (“VoB”) telephony services that compete with fixed-line telephone services; internet service provider (“ISP”) services that provide access to the internet as well as home Wi-Fi networks, value-added services (“VAS”) such as mail and anti-spam filtering; and Web VOD (video on demand) providing premium on-demand video (mainly full-track feature films and television series’ episodes), music tracks and games. See “Item 4B. Business Overview – Services and Products – Value-Added Services”. The services are marketed under the Orange brand and have been commercially available beginning in January 2009. Through launching these services, we took a further step towards realizing our strategy to evolve from a pure cellular operator into a diversified multi-service communications and media service provider.

        At the time of our entrance into the ISP market, the three major ISPs already operating in the Israeli broadband market accounted together for more than 95% of the ISP market. We believe that through our unique product offerings, our high level of customer service and our meticulous execution we will be able to penetrate this market in the coming years.

         The broadband market in Israel has been estimated by IDC, a consulting company, in its 2008 report to include 1.5 million consumer connections and 180 thousand business connections at the end of 2008. According to the Israel Central Bureau of Statistics, at the end of 2007, the time of the last census, there were 2 million households in Israel. Based on these statistics, the household broadband penetration in Israel is estimated to be approximately 75%.

        The number of Voice over IP (”VoIP”) lines in Israel is estimated at the end of 2008 to be 550 thousand lines. This estimate is based on the two major VoIP operators, HOT and 012 smile , who published reports for September 2008 and December 2008, respectively. During 2008, Bezeq International Ltd (“Bezeq International”) and Netvision expressed their interest in launching VoB services. The number of Public Switched Telephone Network (“PSTN”) lines (excluding VoB) in Israel is estimated by IDC to be 2.6m lines at the end of 2008

Special characteristics of the Cellular Telecommunications Industry in Israel

        We believe that the following special characteristics differentiate the Israeli market from other developed cellular telecommunications markets:

—	High Cellular Phone Usage. Israeli usage of cellular phones is relatively high compared to Western Europe in terms of average monthly usage per subscriber.

—	Calling Party Pays. In Israel, only the party originating a telephone call pays for the airtime. Cellular telephone network operators do not charge subscribers to receive calls on their handsets, except while roaming. This encourages higher rates of cellular telephone usage.

—	High Cellular Telephone Penetration. Since 1994, the market has sustained a rapid annual rate of growth from a 2.6% penetration rate at year-end 1994 to an estimated penetration rate in Israel at December 31, 2008 of 125% representing approximately 9.2 million subscribers out of an estimated population of approximately 7.4 million. The total number of estimated cellular telephone subscribers includes dormant subscribers and subscribers to multiple networks as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers.

—	Multiple Different Cellular Telephone Technologies. The four cellular telephone licensees in Israel have systems based on multiple technologies. We are currently one of three Israeli network operators using GSM and UMTS systems. GSM is an advanced, internationally accepted technology, and according to an industry source, was used by more than 3.2 billion people worldwide as of December 31, 2008. Other technologies currently used by Israeli cellular telephone licensees include the N-AMPS analog, TDMA, CDMA and CDMA1x RTT, EVDO, D-AMPS, EDGE, UMTS/HSXPA ( HSDPA and HSUPA) and iDEN systems.

—	Favorable Geography. Israel covers an area of approximately 8,000 square miles (20,700 square kilometers) and its population tends to be centered in a small number of densely populated areas. In addition, the terrain of Israel is relatively flat. These factors facilitate the roll out of a cellular network in a cost effective manner.

—	Strong Potential For Value-Added Services. Published market data shows that the relatively young Israeli population has a propensity to accept and use high technology products. We believe that this characteristic of the Israeli population will facilitate further growth in the Israeli cellular telecommunications market as well as the acceptance of new value-added services as they become available on our network.

Our Strategy

        We intend to continue to enhance revenues and profitability, and to continue to create value for our shareholders, customers and employees. In order to accomplish this, we intend to:

—	Broaden 3G Service Use and Our Subscriber Base. The penetration rate in Israel is very high; however, we believe that we can increase our revenues from our existing customer base and also add new subscribers to our network. We believe that a major source of growth for us is additional revenues from our 3G and data card subscribers consuming more data and content services. We are leveraging our brand and our outstanding reputation for network quality, innovation, and customer service to develop our 3G business in order to benefit from that growth. We consistently launch new 3G based products to attract new customers and to increase consumption of data services. We also aim to offer desirable content and to make our 3G services widely accessible and affordable.

—	Broaden and Diversify Our Portfolio of Products and Services and Maximize the Synergy between the New Lines of Business and Our Mobile Business. We believe that a growth opportunity exists by broadening and diversifying our portfolio of products and services beyond the pure cellular service to include fixed-line telephony, transmission services, Internet Service Provider (“ISP”) services and other accompanying telecom and media services. In order to reach customers, we will use our own mobile and fiber optic networks, leased access and transmission lines, or, with respect to Voice Over Broadband (“VoB”) services, the existing infrastructure of Bezeq, the incumbent land-line operator in Israel, and HOT, the cable television operator in Israel. We also intend to enrich our media and content offerings in order to attract new customers and increase the level of loyalty and satisfaction of our existing customer base. Our licenses to operate in various telecommunications areas enable us to provide a wide range of services that will potentially be used to create a bundle of telecom and other adjacent services which we believe will favorably affect our ability to limit cellular churn rates, increase customer loyalty, maximize the synergy between our lines of business and generate additional streams of revenues. In the foreseeable future, we believe that revenues from these services will not be material compared to our total cellular revenues.

—	Retain the Strength of our Brand. We believe that a focused marketing strategy based upon the strong international Orange brand is critical to our subscriber growth and loyalty. We intend to continue to promote our brand, including in connection with our 3G services. We also intend to support our brand by continuing to focus on customer service, innovation and the quality of our network.

Competitive Strengths

        We believe that the following competitive strengths differentiate us from our competitors and will assist us in achieving our mission and implementing our strategies:

—	Strong Brand Identity. Since the launch of full commercial operations in 1999, we have made a substantial investment in promoting the Orange brand in Israel to represent quality, innovation and customer service. Our marketing activities have resulted in wide-scale recognition of the Orange brand in Israel.

—	3G Services. As of December 31, 2008, we have an Israeli nationwide UMTS network, which offers high speed data, advanced video content and video telephony, and in most populated areas also offers the features of HSXPA. We believe we are positioned as leaders in our 3G offering, both in terms of network quality and available content.

—	Focus on Customer Service. We believe we provide outstanding customer service through quick, simple and reliable handling of customer needs and interactions, which we have achieved through investments in technology and training of customer service skills.

—	High Quality Network and Technology Leadership. We believe that we set high standards for network quality and that our use of sophisticated network planning and optimization tools and techniques and our investment in dense base station coverage have produced a high quality network. Additionally, we believe that we are a recognized leader in the development and provision of cellular services in Israel.

—	Wide variety of communication products. We believe that our new initiative of offering VoB, ISP and VOD services will strengthen our position in the communications market. Offering a wide variety of combined mobile and fixed-line data products and services will enable us to better compete with the competitive bundled services of other players, increase customer loyalty, and serve as an additional source of revenue.

—	Beneficial Relationship with Hutchison Telecom. Our controlling shareholder, Hutchison Telecom and its controlling shareholder, HWL, are global players in the 2G and 3G mobile telecommunications market. Hutchison Telecom has a controlling interest in 3G mobile operations in Hong Kong, Macau and Indonesia, and HWL has a controlling interest in 2G and/or 3G mobile operations in Hong Kong, Macau Indonesia, Vietnam and Sri Lanka, and HWL has a controlling interest in 3G mobile operations in Austria, Australia, Denmark, Ireland, Italy, Sweden and the United Kingdom, and a license for developing a 3G network in Norway. We benefit from the knowledge and experience of Hutchison Telecom and HWL in terms of both strategic advice and assistance in developing our business, and the recognition we have acquired in the industry as a result of their association with our company.

—	Strong Financial Performance and Financial Position. Our net cash provided by operating activities less net cash used in investing activities has improved significantly and has grown from negative NIS 1,154.0 million in the year ended December 31, 2000 to positive NIS 916 million and NIS 1,308 million for the years ended December 31, 2007 and 2008, respectively.

—	Strong and Motivated Management Team. We have been able to attract a number of Israeli senior managers from the telecommunications, high-tech and consumer products industries. Our management team is experienced and highly respected and, we believe, well-positioned to manage the Company. We believe that our performance-based incentive package aligns the interests of senior management with those of our investors.

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

        Our marketing strategy is based on the concept of high value for money and introducing advanced services for subscribers. In order to carry out our strategy, we offer our subscribers competitive tariffs, technologies and services that we believe are advanced, including our 3G services and GPRS services. During 2008 we achieved the primary objective of our marketing strategy, which was to increase our 3G subscriber base and 3G usage by our customers as well as to enhance our long-term relationship with our customers through innovative retention activities.

        In order to promote our advanced new services and to increase awareness of these services, we employ a large number of promotional activities and use a broad range of advertising media. During 2008 we continued to pursue extensive advertising presence in the media in order to maintain high exposure for our brand and advanced technologies. During 2008, our main advertising activities focused on promoting the subscribership and usage of 3G and HSXPA services, and of advanced mobile applications such as PC-mobile synchronization and mobile broadband using data-cards, as well as increasing loyalty among our customers. Our marketing strategy focuses on promoting our services to various segments of the Israeli population, and we have extended this to our 3G services. We advertise our services in several languages. In addition to traditional media, we promote our brand and services by sponsoring and initiating cultural and community programs. Specifically in 2008 we sponsored a free-entrance, large scale concert that featured leading Israeli artists. In addition, we sponsored the International Film Festival, a major cultural event in Israel that takes place every year in Jerusalem and attracts international attention. We use the distinctive Orange brand logo in all our promotional activities and advertising. See “Item 4B. Business Overview–Intellectual Property.”

Services and Products

        Our principal business is currently the provision of mobile telecommunications services in Israel, and our goal is to become a diversified multi-service communications and media service provider and offer our subscribers a wide range of sophisticated and easy to use services based upon the latest proven technology.

        Our most basic service is cellular telephony service – provided on both our GSM/GPRS network and our UMTS/HSDPA network. Our basic offer includes international dialing, roaming, voice mail, short message services, intelligent network services, content based on our cellular portal, data and fax transmission and other services. We are continually developing tailored value-added services to meet the special needs of our subscribers and to enhance our long-term relationship with our subscribers.

        Our use of HSCSD, GSM, GPRS, UMTS and HSXPA technologies enables high speed data transmission. All our content services, including 2G and 2.5G content, were re-branded during 2008 under the sub-brand “orange time”. Our orange time mobile services enable the streaming and downloading of rich applications and content and WAP browsing for 2G subscribers, while the 3G subscribers’ services are enhanced by video and high quality audio capabilities. Our MMS services enable subscribers to send photos, multimedia and animation from handset to handset and from handset to web. We also offer high quality customer service, as well as handset repair and replacement services for equipment sold to our subscribers.

         Our 3G network offers a wide range of services, such as video calls; a new portal of content services including a rich selection of video-based and MP3 based services under the “orange time” sub-brand, and the transmission of data at speeds of up to 7.2 Mbps. We have concluded content agreements with a variety of content providers and suppliers in the Israeli television and entertainment industry.

        In December 2008 and January 2009, we launched three additional non-cellular business lines: Voice over Broadband (“VoB”) telephony services that compete with fixed-line telephone services; internet service provider (“ISP”) services that provide access to the internet as well as home Wi-Fi networks, value-added services (“VAS”) such as mail and anti-spam filtering; and Web VOD (video on demand) providing premium on-demand video (mainly full-track feature films and television series’ episodes), music tracks and games. See “Item 4B. Business Overview – Services and Products – Value-Added Services”. More services are to be commercially available during the first half of 2009.

        We have received and maintain the accreditation of the ISO 9001:2000 Standard from the Quality and Control Institute (“ICQ”), a quality system certification and registration body authorized by Bureau Veritas Quality International. ISO 9001:2000 is a quality management system specification whose requirements are aimed primarily at achieving customer satisfaction by preserving standardization at all stages, and throughout company processes. In November 2008 we were audited by the ICQ and found to be in compliance with the requirements of the standards ISO 14001:2004 and OHSAS 18001:2007. The objective of the requirements of ISO 14001:2004 is to enable organizations to implement an effective environmental management system in order to help protect human health as well as the environment from the potential impacts of the company’s activities, products and services and to assist in maintaining and improving the quality of the environment OHSAS 18001:2007 is an international occupational health and safety management system specification. The objective of its requirements is to enable organizations to eliminate or minimize risks to employees and other interested parties who may be exposed to occupational health and safety risks associated with the company’s activities, and to implement, maintain and continually improve the occupational health and safety management system.

Tariff Plans

        Since the beginning of our full commercial operations in 1999, we have introduced tariff plans aimed at bringing innovation to the Israeli cellular communications market. At December 31, 2008, approximately 27.1% of our subscribers were subscribed to business segment tariff plans (which are all post-paid), compared to approximately 24.6% at year-end 2007; approximately 47.2% of our subscribers were subscribed to post-paid private tariff plans; and approximately 25.7% were subscribed to pre-paid tariff plans.

        Our business tariff plans offer features attractive to business users such as charging fees based on airtime usage without adding the interconnect charges imposed by other cellular and land-line providers for calls made by our subscribers that terminate on third party networks, and providing discounts for calls to designated numbers within a subscriber’s calling circle. In addition, we usually offer handset subsidies to customers joining these tariff plans. Most of these tariff plans include subscription periods of 36 months.

        The elements of our tariff plans for private customers are packaged and marketed in various ways to create tariff packages attractive to target markets, including families, soldiers, Orthodox Jews, Arab and Russian communities, teens and students. Our tariff plans for private customers feature a certain number of free minutes for calls made between family members and special discounts on tariffs for calls among a limited number of family members or friends. They also offer limited handset subsidies. Based on an amendment to our license in March 2008, standard subscriber agreements with private customers have been shortened as of January 2009 to 18 months.

        Under our pre-paid plans, upon purchase of a SIM card or phone card or prepayment by credit card, customers can use our network, including some of our value-added services, without the need to register with us or enter into any contract. Our pre-paid plans enable us to compete in the pre-paid cellular services market.

International Roaming

        Israelis are frequent travelers, and Israel is a highly visited country. According to the Israel Central Bureau of Statistics, in 2008, more than 4.2 million overseas departures of Israelis were recorded, and almost 3.2 million people visited Israel during 2008. Roaming allows a mobile phone subscriber to place and to receive calls while in the coverage area of a network to which he or she does not subscribe and to be billed for such service by his or her home network. Facilitating international roaming was a primary design goal of the GSM system from its inception. A GSM roamer can therefore expect to enjoy substantially the same services, features and security while traveling as he does at home. We consider international roaming to be a significant source of revenue. The Ministry of Communications may introduce new regulations that would limit our revenues from roaming services.

        At December 31, 2008, we had open commercial roaming relationships with 376 operators in 174 countries or jurisdictions. We also have agreements with satellite operators, providing global coverage, requiring the use of unique handsets. Creating roaming relationships with multiple operators in each country increases potential incoming roaming revenue for us and gives our subscribers more choice in coverage, services and prices in that country.

        At December 31, 2008, our commercial roaming relationships included 81 3G roaming agreements in 42 countries, compared to 48 3G roaming agreements in 32 countries at year-end 2007. The 3G roaming agreements enable our 3G roamers to initiate video calls, high speed data and video and audio content while abroad. Since we operate our GSM services on the 900 MHz band, which is the most widely-used band among GSM operators worldwide in terms of handsets, and also on the 1800 MHz band, all of our roaming enabled subscribers may roam to most countries where we have roaming capability using their own handsets without modification. In some countries cellular networks use either the 1900 MHz band of GSM or other technologies (GSM 850, CDMA or UMTS) with which we have established international roaming. Our subscribers who own dual or tri-band handsets that work on GSM 1900 as well as GSM 900 may also use their own handsets in countries that deploy GSM 1900 frequency with networks using GSM 1900. Other subscribers who advise us of their intention to visit those countries are either loaned free of charge a compatible handset into which they insert their SIM, thus retaining their own phone number, phone book and all other regular features, or are given the option to rent such handsets at their destination upon their arrival. Since the launch of our 3G network, 3G networks around the world are becoming gradually available to our 3G subscribers.

        See “Item 4B. Business Overview – Regulation” and also “Item 3D. Risk Factors – Risks Relating to the Regulation of Our Industry” for risks relating to the regulation of roaming tariffs.

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

        Our main focus throughout 2008 was to continue to expand our 3G and HSXPA business in Israel and to enhance our relationship with our customers through active retention activities. To meet these goals, we have expanded our 3G handset portfolio to cater to several specific market segments, we have enhanced our content portal offering and we have launched several innovative retention activities. The main cellular value-added services we currently offer include the following:

—	Blackberry. This service offers customers one of the most advanced mail solutions. We offer the Blackberry handset along with the Blackberry service, with Hebrew support for emails and SMS messages.

—	Call back. While roaming, this service allows subscribers to return calls to Israel at discounted rates from most countries.

—	Content Download. This service enables the downloading of rich applications and content, including games, interactive screensavers and polyphonic ringtones. Our 3G users can also download specially edited video clips, MP3 songs, MP3 ringtones and other content items. A small portion of our 2.5G customers can also download several video and MP3 items over our GPRS network. In order to use these download services, the users have to own specific handsets.

—	Fun Tone. Personal ring back tone which is subject to the customer preference, from a wide international library of music tracks or other types of audio elements (e.g. sound effects) which is heard when dialing to this customer.

—	High Speed Data. We offer high speed data access through either Packet-Switched or Circuit-Switched technology. Packet-Switched services are through GPRS, UMTS and HSXPA. We also support traditional Circuit-Switched based HSCSD service.

—	MMS Services. These services enable subscribers to send photos, multimedia and animation from handset to handset and from handset to e-mail, from handset to web album and from a web album to handsets, based on Multimedia Message Services (“MMS”) platform and on a web MMS storage album.

—	Mobile Instant Messaging. Java based application, which enables a customer who is a registered user in Windows Live Messenger or ICQ IM communities to enter his personal account in the community from his cell-phone, and send and receive IM messages to and from his contacts and see their current status.

—	Orange GPS. Java based application enables customers navigation, including voice navigation, using their cellular phone.

—	Orange Hotspots. This service enables Wi-Fi access from laptops to wireless networks in more than a few thousand hotspots in Israel and around the world, such as hotels, airports and restaurants.

—	Orange Mail. Mobile e-mail services that enable access to e-mail accounts (private or business accounts) through our WAP portal.

—	Orange “Precisely for You”. A service that checks a subscriber’s rate plan, handset type, seniority and usage patterns and offers a personalized offer.

—	Orange Shop. Website offering new and existing customers an online shop for handsets and plans.

—	Organizational Voice Recognition. A service that allows for voice recognition of the names listed in a customer’s global contact list. The customer is able to dial a number and ask for the contact person and the system connects the customer to that person.

—	PC to Mobile Video Calling. This service allows 3G subscribers to speak with any other party using an internet camera, and expands the video telephony available to customers who do not have a 3G handset or are not within the 3G coverage area.

—	SIM Backup. This service allows customers to backup their phonebook entries on the SIM card on a network server. If the SIM card or phone is lost, the subscriber does not lose his contact list.

—	Speed Detectors. This service allows subscribers to receive a notice about speed detectors in their vicinity.

—	Vehicle Fleet Management. This service provides a comprehensive system for businesses to manage their vehicle fleet. It allows the user to track the position, speed and direction of vehicles, which helps speed up delivery times, cut running costs and improve customer service. It provides the ability to assess at a glance which driver is best placed to respond to the next call, optimizing driver time, cutting fuel costs and improving efficiency. In addition, it provides the option to communicate with drivers via text messages.

—	Video and Audio Streaming. We provide our 3G customers (and a small portion of our 2.5G customers) with the ability to watch video clips and to listen to full music tracks without downloading them to their handset. These services offer a wide range of information and entertainment clips to view and listen to, and enable the customer to watch live television broadcasts.

—	Video Calls. This service enables our 3G users (while in our 3G coverage area and with a 3G handset) to speak with each other through video conferences.

—	Video Mail. This service enables our 3G subscribers to send and receive video messages if the receiver is not available.

—	Virtual Private Network. User groups can be formed in multiple layers, and the members can then reach each other through short dialing codes, like extension numbers. This service is mostly used among business customers.

—	WAP Services. We have WAP technology that enables WAP-related services.

        During 2008, we expanded our value-added services beyond the cellular domain to include:

—	VoB (Voice over broadband). This service allows users to make and receive telephone calls over the Internet through an ISP connection. Our service includes Quality of Service, which ensures high quality voice transmission regardless of the load on the internet connection, and a home gateway which is unique in the Israeli market for its range of sophisticated functionalities, including call hijack between the customer’s fixed and mobile telephone lines.

—	ISP (Internet Service Provider). As an internet service provider, we offer our customers access to the internet and internet services through a separate communications network. Our ISP offering includes improved email accounts based on Google’s Gmail service, home WiFi networking, anti-virus and site filtering based on the customer’s restriction definition, and other value added internet services. To back up our offering, we have established a dedicated staff for installation and support, and also provide a direct connection to the Israeli backbone and international backbone.

—	Web VOD (Video on Demand) Services. This service gives users access to our on-line media shop and enables them to view video items on their computers through internetstreaming. Under the “orange time” brand, our on-line media shop offers premium on-demand video (mainly full-track feature films and television series’ episodes), music tracks and PC (portable computer) and mobile games, under a variety of payment plans.

Our VoB, ISP and VOD services are available to all Israeli customers, not only to mobile customers, thus enabling us to reach more customers and grow our total customer base.

Handsets

        We provide handsets to our subscribers at discounts of up to 100% when they first become subscribers or when upgrading their handsets. The discount offered depends upon the tariff package and special promotions.

        We currently offer a range of different handset models supplied by a number of manufacturers. We offer handsets to satisfy our subscribers’ roaming needs in the 900 MHz, 1800 MHz and 1900 MHz bands, and in 2100 MHz (3G) as well. Not all handsets support all band ranges. We evaluate the technical features of every new cellular handset and, if we decide to make it available to subscribers, we obtain a type approval from the Ministry of Communications for such handset. We advise our sales representatives and dealers on compatibility and technical issues. All our handsets are Enhanced Full Rate (“EFR”) compatible to provide high voice quality. All of our handset models have Hebrew language displays. We offer innovative handsets in our portfolio, including large screens with high resolution displays, high quality cameras with video capabilities, touch screen, large memory, embedded GPS, open operating systems (Symbian, Windows Mobile) with enhanced applications, T.V.application and music library, backup application, messaging and internet applications and rich content in our portal. Following the launch of our HSDPA network, we also sell handsets that enable customers to use content services with high-speed rates of data transmission and lap-tops with HSDPA embedded data cards.

Land-line Services

        In addition to our cellular services, we provide, through our subsidiary Partner Landline Telecommunication Solutions, L.P., land-line transmission and data capacity services, using the transmission network we purchased from Med-1 1.C.1 (1999) Ltd. and have since then continued to expand. Our land-line capacity also includes capacity which we lease from other land-line telecommunications service providers. The services we offer include primarily connectivity services by which we provide high quality, dedicated, point-to-point connection for business customers and telecommunications providers, as well as land-line services to business customers.

Customer Service

        Our customer support and service provides several channels for our customers: call centers, walk-in centers and self-service support, which includes Interactive Voice Response (“IVR”), web-based services and automated SMS.

        Call Centers. Guided by our aim to provide high quality service, our call-center services are divided into several sub-centers: customer segment (business, private and pre-paid) and specialized support and services (finance, network, international roaming and data transfer related issues). The call center services are provided in four languages: Hebrew, Arabic, English and Russian.

        Walk-in Centers. We currently operate 33 Partner-owned service and sales centers across Israel. These centers provide a face-to-face, uniformly designed, contact channel and offer all services that we provide to customers: sales, handset upgrade, handset maintenance and other services (such as finance, rate-plan changes and subscription to new services). Several centers are focused on sales to both private and small business customers. These centers are located in central locations, such as shopping malls in Tel Aviv and its periphery, Jerusalem, Haifa and Be’er-Sheba. Lease agreements for our retail stores and service centers are for periods of two to five years. We have the option to extend the lease agreements for different periods including the initial lease period. See also Note 7a(3) to our consolidated financial statements.

        Self-Service. We provide our customers with various self-service channels, such as IVR, web-based services, services via SMS and services via WAP. These channels provide general and specific information, including tariff plans, account balance, billing-related information and roaming tariffs. They also provide customers information regarding trouble shooting and handset operation, and enable customers to activate and de-activate services and to download content.

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

        In addition, during 2008, we opened 33 new orange stands in shopping centers throughout the country, in addition to our six previously existing shops.

        As part of our strategy to transition to a communication and multimedia service provider, we intend to enhance and expand our in-house distribution channels, which will include sales of new innovative products and services.

Indirect Sales Channels

        Traditional Dealer Networks. At December 31, 2008, we had agreements with 29 traditional dealers providing 50 points of sale, selling a range of our products. The private dealer network is an important distribution channel because of its ability to attract existing cellular users to our network. Our dealer network focuses primarily on sales to individual customers and, to a lesser extent, small business customers. Most of our dealers specialize in sales for post-paid customers, and others specialize on sales for pre-paid customers and distribution of pre-paid handsets to sub-dealers. In addition, we have specific dealers that target different segments of the Israeli population with the appropriate style, language and locations. We provide regular training to employees of our dealers to update them on our products and services. Our dealer managers visit dealers on a regular basis to provide information and training, answer questions and solve any problems that may arise. We pay our dealers competitive commissions and provide handset subsidies. However, dealers are not entitled to commissions for any customers that terminate their service within 60 days of activation.

        Non-Traditional Dealer Networks. Non-traditional dealers consist of generalist retailers or specialized stores that sell related products. In 2008, approximately 12% of our new subscribers were recruited through sales by Super-Pharm, the largest drugstore chain in Israel, under a contract to sell our network services in their stores and in a chain of stores called “Super-Link”. On December 31, 2008, we terminated our agreement with Super-Pharm after a comprehensive review of our distribution strategy and the effectiveness of our current distribution channels. Under the agreement, Super-Pharm was obliged to transfer to us all of its orange outside kiosks, which accounted for a substantial part of Super-Pharm’s sales of orange services. We intend to enhance and expand our in-house distribution channels as part of our strategy to transition to a communication and multimedia service provider, which will include sales of new innovative products and services. We believe that the termination of the Super-Pharm agreement benefits the Company and will not have a material effect on our financial performance.

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

Customer Contracts and Credit Policy

        Based on an amendment to our license in March 2008, standard subscriber agreements with private customers have been shortened as of January 2009 from a maximum of 36 to 18 months. Most of our business customers sign 36-month contracts. Subscribers are billed monthly for airtime charges and charges per services. All customers are supervised by daily reports in order to display exceptional usage. Roaming access for direct debit subscribers is subject to credit scoring by Partner’s credit supervisors with the assistance of outside credit agencies and may require additional guarantees or deposits.

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

        All business subscribers can subscribe and pay for their services by credit card or direct debit. Customers acquiring more than ten handsets (or less in certain circumstances) are subject to a credit scoring review performed by Partner’s credit supervisors with the assistance of outside credit agencies.

         Most of our subscribers pay for the handsets in 36 or 18 installments, depending on the term of their contract, which are charged directly to their credit card or to their monthly bill. If the customer opts to pay for the installment via his monthly bill, the outstanding installment payments are not secured. Under the terms of these contracts, customers who terminate their contracts prior to the expiration of the contract’s term and who have purchased a subsidized handset from our dealers or from us can be charged for payment of the residual price of their handset. This charge reflects the difference between the price they paid for the handset, if any, and the list price, adjusted for the remaining number of months until the end of the contract term.

Our Network

        We have built an extensive, resilient and advanced network system in Israel, allowing us to offer our services with extensive coverage and consistent high quality. During the years ended December 31, 2006, 2007 and 2008, we have made net capital expenditures of NIS 363 million, NIS 417 million and NIS 351 million ($83 million), respectively, in our network infrastructure, including optic fibers.

Overview

        Third generation wireless communication, which offers full interactive multimedia capabilities at data rates of up to 384 Kbps, is bringing wire-free networks significantly closer to the capabilities of land-line networks. Improvements in coding and data compression technology will provide better voice quality and more reliable data transmission. UMTS is the global standard adopted for the implementation of third generation wireless telecommunications capable of data rates of 7.2 Mbps and is the 3G technology we use. HSXPA is a technological enhancement to our 3G services that offers subscribers the ability to access our 3G services at higher speeds for downloading (HSDPA) and uploading (HSUPA) data.

Infrastructure

        As of December 31, 2008, our GSM network consisted of 1,846 macrobase transceiver stations, 205 microbase transceiver stations and 357 indoor transceiver stations, all linked to 30 base station controllers. The base station subsystem is controlled by 11 cellular switching centers. Base transceiver stations, cellular switching centers and base station controllers are interconnected by approximately 5,750 transmission links. Ericsson and Nokia supply our base station controller and base transceiver station sites for our GSM and GPRS network.

        As of December 31, 2008, our UMTS network consisted of 1,770 macrobase transceiver base stations, 45 microbase transceiver stations and 184 indoor transceiver stations, all linked to 13 radio network controllers. The base station subsystem is controlled by four mobile switching centers and six media gateways. The base transceiver stations, the mobile switching centers and the radio network controllers are interconnected by approximately 2,200 transmission links. As of January 2008, Ericsson is our sole 3G UTRAN and core network equipment supplier, and we are progressively replacing equipment purchased from other suppliers with Ericsson equipment.

        In addition, our network is interconnected with two public switched telephone companies, Bezeq and HOT, in several locations across Israel. Our network is also directly connected to the three cellular networks and the six Israeli international operators, and indirectly to the land-line and cellular telephone networks of Paltel.

        Our transmission network is made up of leased lines from Bezeq and Cellcom and our own microwave links and fiber optic infrastructure. Currently most of our transmission network consists of leased lines. Our fiber-optic transmission network enables us to reduce our transmission costs as well as to provide our business customers with bundled services of data and voice transmission and land-line services

        Our GSM and UMTS networks covered approximately 98% of the Israeli population at year-end 2008. We are continuing to expand and improve the coverage, capacity and quality of our UMTS network.

Network Design

        Our primary cellular network design objective is to further expand and improve our UMTS/HSXPA cellular telephone network to provide high voice, video and packet quality, call reliability, high capacity and high coverage quality and to maintain technological advantages over our competitors. In formulating our network design objectives, we have been guided by our business strategy to continue to broaden the highest quality network. The quality parameters that we seek to satisfy are those that we believe are important to cellular phone users: voice quality, high data rate packet sessions, low “blocked call” rate, low “dropped call” rate and deep indoor penetration, especially in densely populated areas or areas of special commercial interest. The two main examined parameters used to measure network performance for voice and packet data are the setup call success rate and the dropped calls rate.

        With these quality parameters in mind, we rolled out our UMTS/HSPA network starting in 2004 , which shares locations with the GSM sites. In December 2007, we signed an agreement with LM Ericsson Israel Ltd. for the replacement of third party 3G radio equipment existing in our network, and during 2008, more than half of our network was replaced with new and more advanced equipment. See “Item 5A. Operating Results – Ericsson Agreement”.

        We use monitoring probes and counters to ensure network quality.

        Our transmission network design confers the following benefits: (i) necessary bandwidth for GSM and UMTS/HSXPA services; (ii) resilience; (iii) use of high transmission rate back-bone routes based on Synchronous Digital Hierarchy; and (iv) the ability to utilize a new generation of sophisticated technology to optimize the system and increase capacity where necessary. Our switching architecture is based on two transit switches connected to all of our systems and platforms.

        This infrastructure enables us to provide services to our customers such as call “hijack”which allows customers to retrieve in-coming mobile line calls on their fixed line, improved email accounts based on Google’s Gmail service, anti-virus and site filtering based on the customer’s restriction definition.

        In December 2008 and January 2009, we launched additional non-cellular business lines that target households in the Israeli market. We became an Internet Service Provider (ISP), providing internet to Israeli customers at their homes, over third parties’ existing network infrastructure. In addition to this service, we began providing fixed-line phone calls using VoB technology. The technology is based on the Nokia Siemens Next Generation Network (NGN) softswitch. In order to provide the fixed-line services, we developed a home gateway box (smartbox), that provides the customer with a setup of a home network WiFi based on the protocol 802.11n, FXS and DECT supported phones, and built in firewall.

Spectrum Allocation and Capacity

        Spectrum availability is limited and is allocated by the Ministry of Communications through a licensing process. Pursuant to the terms of our license and subsequent allocations, we were allocated 2x10.4 MHz in the 900 MHz frequency band, of which 2x2.4 MHz are shared with Paltel which operates in the West Bank and the Gaza Strip. We also have an agreement to use an additional 2x2.4 MHz of spectrum in the 900 MHz frequency band on a shared basis with Paltel. Under this agreement, which has been endorsed by the Ministry of Communications, we are permitted to use this additional spectrum in Israel so long as we do not cause interference in areas where Paltel operates. See “Item 3C. Risk Factors” for a discussion of the risks associated with regulatory developments in spectrum allocation.

        We were also allocated two additional bands of spectrum: 2 x 10 MHz of GSM 1800 spectrum and 2 x 10 MHz and 1 x 5 MHz of UMTS/HSDPA third generation spectrum. We operate GSM 1800 MHz band base transceiver stations that enhance the capacity of our GSM 900 MHz network, and improve our GSM 900 MHz network’s quality.

Enabling Systems

        Our UMTS network offers advanced applications and services including, among others, a UMTS content portal offering a variety of services such as live TV channels, JAVA games, maps and directions application, wide range of music (MP3) services. We have installed a video gateway and a streaming server, enabling us to offer our customers a range of video services on UMTS handsets.

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

Suppliers

        Our network utilizes standard equipment, which is available from a limited number of suppliers. In November 2003, we entered into a framework agreement with Nortel Networks to supply us with our UMTS wireless network. Under the agreement, Nortel supplied us with cellular switching centers, radio network controllers, Node B’s and other UMTS equipment. In 2006, the Nortel UMTS access business was sold to Alcatel Lucent.

        Ericsson, together with its affiliates, is a major supplier of GSM equipment with cellular switching centers, base station controllers, base transceiver stations, transit transmission centers, operation support systems and transmission systems equipment. Ericsson is also our major supplier of GPRS network equipment, including GPRS support nodes and gateway GPRS support nodes, as a second vendor for UMTS infrastructure equipment. On December 20, 2007, we entered into an agreement with Ericsson for the supply of 3G radio equipment to replace our existing Alcatel-Lucent 3G equipment and to expand our existing 3G network, as well as to provide support and maintenance for the Ericsson elements in our network. As a result, Ericsson became our sole supplier for our 3G network.

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

        We have formal interconnect agreements with all Israeli cellular and with the other land-line companies. The interconnect tariffs are set forth in the Interconnection Regulations (Telecommunications and Broadcasts) (Fees for Interconnections) 2000 that imposes a uniform call interconnect tariff for all cellular telephone operators.

        Our network is connected directly and indirectly through Bezeq to Paltel and Jawwal, the Palestinian land-line and cellular operators. Since we transfer and receive part of the traffic to and from Paltel’s network through the Bezeq network, we pay Bezeq a transit fee for each call.

        In recent years, the Ministry of Communications has reduced the call interconnect, and SMS interconnect tariffs. A further review of these tariffs by the Minister of Communications is expected. In response to the tariff reductions described above, we implemented cost-cutting measures as well as price increases and repackaging of our tariff plans. Depending on the effectiveness of such steps, and other factors such as general market conditions, these regulatory changes may negatively impact our revenues and profits. The Grunau Committee, whose recommendations were published in March 2008, recommended further review of interconnect tariffs. See “- Regulation – Telecommunications Law” below.

        We have written interconnect agreements or operating arrangements with all of the international service providers serving Israel. The regulated interconnect tariff for incoming international calls was reduced to NIS 0.22 per minute, in line with the reduction in interconnect tariffs for incoming domestic calls, effective March 1, 2008. This tariff, adjusted to conform to changes in the consumer price index (“CPI”), amounts to NIS 0.274 per minute as of March 1, 2009.

        In January 2007, one of our subsidiaries received a domestic land-line license. Our subsidiary is connected, directly with all other telecommunication networks operating in Israel. The interconnection fees are set by the Interconnection Regulations (Bezeq and Broadcasts) (Fees for Interconnection) 2006.

Competition

        There are currently four cellular telephone network operators in Israel: Partner, Cellcom, Pelephone and MIRS. We compete with Cellcom, Pelephone and MIRS principally on the basis of telecommunications service quality, brand identity, variety of handsets, tariffs, value-added services (“VAS”) and the quality of customer services.

        The table below sets forth an estimate of each operator’s share of total subscribers in the Israeli cellular market at December 31, 2004, 2005, 2006, 2007 and 2008.

Market Share*	2004	2005	2006	2007	2008

Partner	32.4%	32.2%	31.7%	31.7%	31.4%
Cellcom	33.9%	33.2%	34.3%	34.1%	34.6%
Pelephone	29.5%	29.9%	28.9%	29.0%	28.7%
MIRS	4.2%	4.7%	5.1%	5.2%	5.2%

        *     Based on information contained in published reports issued by, and public statements made by, Pelephone and Cellcom or by their respective shareholders and from Partner subscriber data. The figures for MIRS are our estimates.

        Cellcom is an Israeli corporation whose major beneficial shareholder is Discount Investment Corporation Ltd, (DIC). DIC is a majority-owned subsidiary of IDB Development Corporation, which in turn is a majority-owned subsidiary of IDB Holding Corporation Ltd (IDB). The IDB group is one of the largest diversified business groups in Israel, whose indirect subsidiaries also operate in the Israeli communications market.

        Cellcom operates nationwide cellular telephone networks based on GSM 1800 MHz/GPRS, D-AMPS, EDGE and UMTS/HSDPA HSUPA technologies.

        Pelephone is an Israeli corporation wholly owned by Bezeq, the primary land-line operator in Israel that is controlled by S.C.G. Group (Haim Saban), the Apax Fund, and Arkin Communications (Mori Arkin). Pelephone, which currently uses the N-AMPS analog and the CDMA, CDMA-1x RTT, as well as the EVDO technology, launched in the beginning of 2009 a UMTS/HSXPA network, which might strengthen its ability to compete in the provision of inbound and outbound roaming services as well as improve its competitive position in the market.

        MIRS, an Enhanced Specialized Mobile Radio, or “trunking” network, holds a general license to operate as a mobile telephone operator. MIRS is an Israeli corporation whose major shareholder is Motorola Communications (Israel) Ltd. MIRS operates using an Enhanced Specialized Mobile Radio, or “trunking” iDEN network and has expressed its intention to roll out a WiMAX network subject to receiving a license. MIRS has also expressed its interest in upgrading its network to WiMax technology.

        In addition, the Palestine Telecommunication Co. Ltd. (“Paltel”) operates a GSM mobile telephone network under the name “Jawwal” in the Palestinian Administered Areas, as well as a land-line network. Paltel’s GSM network competes with our network in some border coverage overlap areas. In addition, a second Palestinian operator, Watania, is expected to roll out its GSM network during 2009.

        Several service providers offer competitive roaming solutions. The service is offered, inter alia, by the International Long Distance vendors as well as by specialized enterprises.

        To the extent that land-line telephones are used instead of mobile telephones, we also compete with Bezeq, the incumbent land-line operator in Israel, HOT, the cable television operator in Israel, and other telecommunication services providers who are entering the land-line market. Bezeq holds 100% of the shares of Pelephone, which may enable Pelephone and Bezeq and other affiliates of Bezeq to offer bundled services of land-line, mobile telephone and other telecommunication services, subject to regulatory approval. In the future other holders of licenses to provide land-line telephone services may enter the mobile telecommunications services market via MVNO and increase the level of competition we face.

        In connection with our new services beyond the cellular market, there are currently three major fixed ISP providers in Israel that we compete with since recently entering this market: Bezeq International, Smile 012 and Netvision, which together account for approximately 95% of the ISP market in Israel. With respect to video on demand (“VOD”), we are the first operator in Israel to launch Web VOD service over the internet to the user’s PC. The service is considered to be innovative and certain media and telecom companies have expressed an interest in approaching this market. In the land-line telephone service market including both (legacy and VoB transmission), which we have recently entered, there are a number of providers. Bezeq is the major Time Division Multiplexing (“TDM”) provider and HOT and Smile 012 began providing VoB/VoIP service a few years ago.

        The Ministry of Communications has granted a new services provider a trial license to provide VoBoC services. For a discussion of the risks created by our competitive environment, including risks arising in connection with government measures to increase competition, see “Item 3D. Risk Factors”.

Information Technology

        We depend upon a wide range of information technology systems to support network management, subscriber registration and billing, customer service and marketing and management functions. These systems execute critical tasks for our business, from rating and billing of calls, to monitoring our points of sale and network sites, to managing highly segmented marketing campaigns. As our subscriber base has grown, we have devoted significant resources to expanding and enhancing our information technology systems, adopting and implementing new systems, including Customer Relations Management (“CRM”) systems, which have contributed to our customers’ satisfaction with our service, as well as updating our financial management and accounting system. We believe these systems are an important factor in our business success since our commercial launch.

        While many of our systems have been developed by third-party vendors, all of them have been modified and refined to suit our particular needs. In certain instances, we have developed critical information technology systems internally to meet our specific requirements. For example, significant segments of our CRM and business information infrastructure were developed internally and were designed to integrate our customer service outreach with our overall sales and marketing effort. In other cases, conversely, we have outsourced responsibility for certain systems to third parties. Our “Vantive” CRM system is in the process of being replaced through a contract with IBM to implement a new CRM system based upon “Siebel” software. The migration to the new CRM system is still in progress.

Intellectual Property

        We are the registered owners of the trademark “Partner” in Israel with respect to telecommunications-related devices and services, as well as additional trademarks. We have also registered several internet Web domain names, including, among others: www.partner.co.il, www.orange.co.il and www.partnergsm.co.il.

        We have entered into a brand license agreement with Orange International Developments Limited, a subsidiary of Orange Limited, formerly Orange plc. Under this agreement, Orange International appointed us as a permitted user of its trademarks in Israel. Under this license agreement, we have the exclusive right to use the Orange brand in advertising and promotional materials in Israel. The term of the brand license began on July 1, 1998. The trademark license is royalty-free for the first 15 years of its term. In 2012, the parties are to discuss the royalties to be paid for a five-year term beginning July 1, 2013. In 2017, the parties are to again consider the royalties to be paid for an additional five-year term beginning July 1, 2018. If the parties do not agree on the amount of royalty payments, the determination of royalty payments is referred to an arbitrator. Under this license agreement, we are required to comply with the Orange brand guidelines established by Orange International. We have the right to use the Orange brand as long as we are able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel. However, the license agreement may be terminated by mutual agreement, or at our discretion, or by Orange International if a court determines that we have materially misused the brand and we continue to materially misuse the brand after such determination of material misuse.

        We have also entered into a brand support/technology transfer agreement with Orange Personal Communications Services Limited. Under this agreement, Orange Personal will provide us with information and expertise to support the Orange brand in Israel at an agreed cost. See “Item 3D. Risk Factors–Our marketing strategy is, in part, based upon the international Orange brand. If our license agreement terminates or is revoked, we will lose one of our main competitive strengths.”

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

        The Telecommunications Law also includes certain provisions which may be applied by the Ministry of Communications to general licensees, including rights of way which may be accorded to general licensees to facilitate the building of telecommunications networks or systems and a partial immunity against civil liability which may be granted to a general licensee, exempting the licensee, inter alia, from tort liability with the exception of direct damage caused by the suspension of a telecommunications service and damage stemming from intentional or grossly negligent acts or omissions of the licensee. The Ministry of Communications has applied the partial immunity provisions to us, including immunity in the event that we cause a mistake or change in a telecommunication message, unless resulting from our intentional act or gross negligence. Recently, the Ministry of Communications initiated a review to re-evaluate the scope of the immunity provisions.

        In January 2007, the Telecommunications Law was amended to provide that the Ministry of Communications is authorized to impose significant monetary sanctions on a license holder that breaches a provision of its license, which breach causes, or may cause, significant harm to the public or to competition.

        Royalties. Pursuant to the Telecommunication (Royalties) Regulations, 2001, we must pay royalties to the State of Israel every quarter based on our chargeable revenues, as defined in the regulation, from mobile telephone services (including, among other, airtime, monthly subscription fees, roaming services and non-recurring), on a cumulative basis, excluding value-added tax. Revenues for purposes of royalty calculation also exclude revenues transferred to other telecommunications license holders, bad debts, payments for roaming services to foreign mobile telephone operators and certain other revenues. The regulation provided a rate of 4% in 2003 and a rate of 3.5% in 2004 and 2005. In November 2004, the Ministry of Communications announced that from January 2006 the rate of royalties payments will be reduced annually by 0.5% to a level of 1%. For 2007 the rate was 2.5% , for 2008 the rate was 2%, for 2009 the rate is 1.5%.and it will be finally reduced to a rate of 1% in 2010.

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

Regulatory Developments

        The regulations regarding the international call market currently prohibit cellular operators from applying for licenses for this market. Following the Grunau Committee’s recommendations of March 2008, the Ministry of Communications announced that it would allow the cellular operators to offer international call services, subject to certain revisions in the interconnection regulations and provided that the MVNO operators, including those who are international call operators, first be allowed entry into the cellular market.

        In 2004, the Ministry of Communications began authorizing the issuance of licenses to provide domestic land-line services to customers, competing with Bezeq, on a non-universal service basis. Services provided under such license should be precisely defined by the provider, should be provided to customers in a region, or regions, defined by the provider and should be provided to a defined type of customer. Under the terms of such license, the provider must demonstrate aggregate revenues of no less than NIS 50 million within 3 years from the launching of the services. The license term is 20 years. In January 2007, we were granted this license. The Ministry of Communications has promulgated regulations that, coupled with a change effected in the cellular telephone operators’ licenses, impose a uniform call and SMS interconnect tariff. In November 2004, the Ministry of Communications announced regulatory changes significantly reducing call interconnect tariffs and SMS interconnect tariffs, effective March 1, 2005, with additional reductions mandated for the coming years. A further review of these tariffs by the Minister of Communications is expected. Furthermore, the Ministry of Communications also indicated that it intends to start implementing a process to bring about unification of rates for calls terminating both on and off an operator’s network, and disallow charging the customer with a separate interconnect tariffs. Preliminary hearings with the cellular operators in Israel on this matter commenced in August 2005, but have been suspended. See “Item 4B. Information on the Company–Business Overview–Interconnection.”

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

        In January 2007, the Ministry of Communications published a policy regarding VoB services. The policy, among other things, allows licensed third parties to access the infrastructure of domestic land-line operators in order to provide VoB services to customers, charging customers directly, with no need of the VoB operator to pay to the access owner any usage fees. Our domestic land-line license was amended in February 2007 to allow us to provide VoB services to the public in accordance with this policy.

        In January 2007, the Ministry of Communications appointed a public commission, headed by Prof. Grunau, a professor of economics at Hebrew University, to formulate recommendations regarding the policy and the principles of competition in the Israeli telecommunications market. The issues that were examined by the commission included the structural separation of activities, such as transmission and content, including the structural separation of Bezeq; the requirement that licensed telecommunication companies provide access to their infrastructure to other companies; and the principle of convergence arrangements between cellular and land-line operators, as well as between voice service providers and video and data service providers. In March 2008 the commission published its recommendations including the following recommendations: developing a wholesale market in the land-line segment that would center around a local loop unbundling obligation, acceleration of the regulatory process required for the entry of virtual operators into the cellular market and of the WiMAX tender, and a change in the billing method for calls initiated by our subscribers to destinations abroad, following which the tariff for such calls is determined by the international operator who will pay us the regulated interconnect tariff for incoming international calls to cellular subscribers.

        In August 2008, the Ministry of Communications adopted the majority of the recommendations published in March 2008 by the Grunau Committee. The recommendations adopted include recommendations: to accelerate the procedures necessary to allow the entry of MVNOs and additional infrastructure based operators to the cellular market; to publish a WiMAX frequencies tender for cellular use; to examine interconnect fees and further revise them accordingly, during 2009; to negotiate a reduction of inbound and outbound roaming tariffs with the European Union and/or members of the European Union and/or countries frequently visited by Israelis; to regulate charges for mobile-originated international calls; and to prohibit a linkage between a cellular services transaction and a handset purchase transaction. Another recommendation concerns the unbundling of Bezeq’s network to be followed by alleviating some of the restrictions with respect to offering integrated packages of services currently imposed on Bezeq and its subsidiaries.

        Also, in August 2008, the Israeli Government adopted resolutions in line with the Grunau Committee recommendations concerning MVNO, roaming tariffs and interconnect fees, as well as a resolution directing the Ministry of Communication to examine ways to encourage the entry into the cellular market of additional operators, including by providing certain reliefs and incentives.

        In March 2008, our license was amended shortening the maximum commitment period in the agreements with private customers to 18 months, and to offer other effective rate plans without a commitment period.

        Several new regulations directly affecting our business operations entered into effect in January 2009:

—	In 2008, the Consumer Protection Law was amended in a manner that obligates us, commencing January 2009, to terminate certain services (excluding voice services) we provide to our subscribers during a predefined period at the end of that period, unless the price for the services to be provided after the end of the predefined period has been set in advance or we have received the subscriber’s affirmative consent to continue and provide these services.

—	In October 2008, our license was further amended effective December 31, 2008, obligating us to set fixed tariffs for certain services determined by the Ministry of Communications in limited period non-business customer agreements and prohibiting us from raising tariffs during the agreement period.

—	Our license was amended, effective January 2009, to require us to offer tariff plans based on billing units reduced from 12 seconds to no longer than one second. Such regulation may adversely affect our business and operating results.

        The Ministry of Communications is also conducting hearings on various matters related to our business, such as:

—	The Ministry of Communications has been conducting a hearing process to consider prohibiting the cellular operators from linking the sale of handsets to the provision of various benefits regarding cellular services, including air time.

—	The Ministry of Communications is evaluating the cost of roaming and may introduce new regulations that would limit fees charged by Israeli cellular companies for calls made by the customers of foreign network operators while they are in Israel and using our network, as well for calls made by our own customers using their handsets abroad. Recently, the Minister of Communications has requested additional and more specific international roaming data from the cellular companies. Because we consider roaming charges to be a significant source of revenue, such regulatory limits could adversely affect our revenues.

—	Recently the Ministry of Communications and the Council for Cable TV and Satellite Broadcasting have published a public hearing in order to determine whether there is a need to regulate the provision of video services over the internet which might compete with multiple channel television services.

—	The Ministry of Communications has begun conducting a hearing process based on one of the Grunau Committee recommendations of March 2008 (described above) to consider a change in the manner in which accounts are settled between the international operators and the cellular operators.

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

        In March 2007, the Ministry of Communications initiated a review whether to allow the entry of MVNO operators in the Israeli telecommunications market. In August 2007, although the market was found to be competitive , recommendations were submitted to the Ministry of Communications to allow the entry of MVNOs into the Israeli mobile market by granting them licenses, at the first stage by encouraging negotiations between potential virtual operators and the existing mobile operators without the Ministry of Communication’s intervention. In August 2007, the Israeli government instructed the Ministry of Communications to take all measures necessary to allow any MVNO wishing to provide cellular services to the public using the network of a cellular operator to do so as of December 31, 2007. In March 2008, the public commission headed by Prof. Grunau recommended acceleration of the regulatory process required for the entry of MVNOs into the mobile market. This recommendation was adopted by the Ministry of Communications. In addition, a private bill was introduced in parliament to facilitate the process of MVNO entry into the Israeli market. In January 2009, the Ministry of Communications began conducting hearings regarding the draft MVNO license and regulations and we submitted our position in February 2009.

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

WiMAX Bandwidth

        In February 2009, the Ministry of Communications published a policy regarding the allocation of bandwidth in the WiMAX spectrum. WiMAX is a technology that aims to provide wireless data over long distances, in a variety of different methods, from point to point links to full mobile type access. The Ministry of Communications’ policy reflects its decision that incumbent cellular operators would not currently be allowed to participate in the WIMAX 2.5 GHz frequency tender, which will be open mainly to new entrants to the telecommunications market. If WiMAX frequencies are made available only to new entrants to the telecommunications market, our ability to compete would be impaired. Some of these frequencies have already been allocated to third parties. If such frequencies are not available to us in the future, it may harm our ability to migrate to the next generation of GSM technology, such as LTE.

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

Our Mobile Telephone License

        On April 7, 1998, the Ministry of Communications granted to us a general license to establish and operate a mobile telephone network in Israel for which we paid a license fee and associated costs totaling approximately NIS 1,571 million, including an amount of approximately NIS 12 million as a license fee adjustment to reflect changes in the consumer price index (“CPI”) from the time we submitted a bid for our license until the time our license was granted by the Ministry of Communications. We paid this additional fee under protest and requested a refund of the fee from the Ministry of Communications. As a result of the rejection of our request by the Ministry of Communications, we filed a suit in the Jerusalem District court, which ruled in our favor. The Ministry of Communications appealed the decision, and the Supreme Court ruled in our favor.

        The Minister of Communications amended our license in February 2002 to include the provision of 3G services by us and extended our mobile telephone license through 2022.

        Under the terms of the amended license, we have provided a $10 million guarantee to the State of Israel to secure the Company’s adherence to the terms of the license.

        On March 9, 2005, our license was further amended. The principal elements of this amendment are as follows:

—	Our founding shareholders and their approved substitutes must hold, in the aggregate, at least 26% of each of our means of control. Furthermore, the maintenance of at least 26% of our means of control by our founding shareholders and their approved substitutes allows Partner to be protected from a license breach that would result from a transfer of shares for which the authorization of the Ministry of Communications was required, but not obtained.

—	Israeli entities from among our founding shareholders and their approved substitutes must hold at least 5% of our issued and outstanding share capital and of each of our means of control. “Israeli entities” are defined as individuals who are citizens and residents of Israel and entities formed in Israel and controlled, directly or indirectly, by individuals who are citizens and residents of Israel, provided that indirect control is only through entities formed in Israel, unless otherwise approved by the Israeli Prime Minister or Minister of Communications.

—	At least 10% of our Board of Directors must be appointed by Israeli entities, as defined above, provided that if the Board of Directors is comprised of up to 14 members, only one such director must be so appointed, and if the Board of Directors is comprised of between 15 and 24 members, only two such directors must be so appointed.

—	Matters relating to national security shall be dealt with only by a Board of Directors committee that has been formed for that purpose. The committee includes at least 4 members, of which at least one is an external director. Only directors with the required clearance and those deemed appropriate by Israel’s General Security Service may be members of this committee. Resolutions approved by this committee shall be deemed adopted by the Board of Directors.

—	The Minister of Communications shall be entitled to appoint an observer to the Board of Directors and its committees, subject to certain qualifications and confidentiality undertakings.

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

        Conversely, we must allow other network operators to interconnect to our network. See “Item 4B. Information on the Company–Business Overview–Interconnection.”

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

Other Licenses

        Domestic Land-line License. In January, 2007, the Ministry of Communications granted Partner Fixed Communication Solutions Limited Partnership, which is fully owned by the Company, a license for the provision of domestic land-line telecommunications services. The license expires in twenty years but may be extended by the Ministry of Communications for successive periods of ten years provided that the licensee has complied with the terms of the license and has acted consistently for the enhancement of telecom services and their enhancement. The licensee deposited a bank guarantee in the amount of NIS 10 million with the Ministry of Communications upon receiving the license which shall be used to secure the licensee’s obligations under the License. The general conditions of the mobile telephone license described above, generally apply to this license, subject to certain modifications. In addition to any 10% share transfer requiring the prior approval of the Ministry of Communications, the license additionally requires approval prior to a third party acquiring the ability to exercise significant influence over us. In this context, holding 25% of our means of control is presumed to confer significant influence. The license was amended in February 2007 to grant us the right to offer Voice Over Broadband (“VoB”) services using the infrastructure of Bezeq and HOT to access customers and to provide them with land-line telephony service. The License was further amended in July 2007 to incorporate the provision of transmission and data communications services that were previously provided for under a transmission license that was granted in July 2006. In March 2009, we were also granted a domestic land-line license to provide land-line services to the Israeli populated areas in the West Bank. The license is effective until March 2019.

        ISP License. In March 2001, we received a special license granted by the Ministry of Communications, allowing us through our own facilities to provide internet access to both mobile and land-line network customers. The license was renewed in April 2008 and is valid until April 2013. We began supplying commercial ISP services beginning in January 2009.

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

        Under the Non-Ionizing Radiation Law, the National Council for Planning and Building was granted the power to determine the level of indemnification for reduction of property value to be undertaken as a precondition for a cellular company to obtain a building permit for a new or existing network site. As a result, the National Council for Planning and Building has decided that until National Building Plan 36 is amended to reflect a different indemnification amount, cellular companies will be required to undertake to indemnify the building and planning committee for 100% of all losses resulting from claims against the committee. Thus, at present, in order to obtain a building permit for a new or existing network site, we must provide full indemnification for the reduction of property value.

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

        We, like other cellular telephone operators in Israel, provide repeaters, also known as bi-directional amplifiers, to subscribers seeking an interim solution to weak signal reception within specific indoor locations. In light of the lack of a clear policy of the local planning and building authorities, and in light of the practice of the other cellular telephone operators, we have not requested permits under the Planning and Building Law for the repeaters. However, we have received from the Ministry of Communications an approval to connect the repeaters to our communications network. We have also received from the Ministry of the Environment, the permits that are necessary for the repeaters.

        In addition, we construct and operate microwave links as part of our transmission network. The various types of microwave links receive permits from the Ministry of the Environment in respect of their radiation level. Based on an exemption in the Telecommunications Law, we believe that building permits are not required for the installation of most of these microwave links on rooftops, but to the best of our knowledge, there is not yet a determinative ruling on this issue by the Israeli courts. If the courts determine that building permits are necessary for the installation of these sites, it could have a negative impact on our ability to deploy additional microwave links, and could hinder the coverage, quality and capacity of our transmission network and our ability to continue to market our land-line services effectively.

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

        In June 2007, the Minister of Communications granted our subsidiary, Partner Land-Line Communications Solutions LLP, the rights to use public land for the purpose of deploying and maintaining our transmission network, subject to the consent of the relevant local planning committees pursuant to an expedited approval process. As a result of these rights, we are exempt from applying for a building permit under the Planning and Building Law in connection with the deployment and maintenance of our transmission network on public land.

4C. Organizational Structure

        We currently have three wholly-owned subsidiaries, Partner Future Communications 2000 Ltd., an Israeli corporation, Partner Land-Line Communications Solutions LLP, an Israeli limited partnership, and Partner Business Communications Solutions, LLP, an Israeli limited partnership. Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner of each of the limited partnerships. We are an indirect subsidiary of Hutchison Telecom, which as of March 31, 2009, held approximately 51.41% of our issued and outstanding shares and total voting rights. Hutchison Telecom is an international provider of mobile and land-line telecommunications services with operations in eight markets.

4D. Property, Plant and Equipment

Headquarters

        We lease our headquarter facilities in Rosh Ha-ayin, Israel, in three sites with a total of approximately 35,000 square meters. The leases for each site have different lengths and specific terms, but we believe that our current office facilities are adequate for the foreseeable future, and that we will be able to extend the leases or obtain alternate or additional facilities, if needed, on acceptable commercial terms.

        We lease two call centers in Haifa, as well as in Jerusalem and other locations in Israel. The leases for each site have different lengths and specific terms, but we believe that our current call center facilities are adequate for the foreseeable future, and that we will be able to extend the leases or obtain alternate or additional facilities, if needed, on acceptable commercial terms.

Network

        For a description of our telecommunications network, see “Item 4B. Business Overview – Our Network” above.

         We lease most of the sites where our mobile telecommunications network equipment is installed throughout Israel. At December 31, 2008, we had 2,488 network sites (including micro-sites). The lease agreements relating to our network sites are generally for periods of two to three years. We have the option to extend the lease periods up to ten years (including the original lease period).

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

        Land-lines. In addition to our cellular network, we possess, through our subsidiary Partner Landline Telecommunication Solutions, L.P., land-line transmission and data capacity. Our land-line capacity also includes capacity which we lease from other land-line telecommunications service providers.

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

5A. Operating Results

Overview

Business Developments in 2008

        In 2008, approximately 99,000 net active subscribers joined the Company, compared with approximately 192,000 in 2007. The business sector accounted for approximately 84% of annual net new active subscribers. At the end of December 2008, the Company’s active subscriber base, including both 2G and 3G subscribers, was approximately 2,898,000, including approximately 785,000 business subscribers (customers who subscribe to business rate plans), or 27.1% of the base, approximately 1,368,000 post-paid private subscribers, or 47.2% of the base, and approximately 745,000 prepaid subscribers, or 25.7% of the base. Beginning in January 2008, the Company adopted a more conservative and rigorous policy for recognizing prepaid subscribers. The aim of the new policy is to ensure that purchased prepaid SIM cards are only recognized in the subscriber base after the prepaid SIM cards are actually used by the prepaid subscribers. Based on this new policy in January 2008, we reduced the number of reported prepaid subscribers by approximately 61,000. 2008 year-end total market share is estimated to be 31.4%, compared to approximately 31.7% at year-end 2007.

        The Company added approximately 318,000 subscribers to its 3G network in 2008, and its 3G subscriber base reached approximately 951,000 subscribers by year-end. Approximately 44% of our post-paid subscriber base benefited from the wide range of 3G services and advanced handsets we offered by year-end. The increase in 3G subscribers was a key driver for the increase in revenues from data and content services (excluding SMS messages) from NIS 425 million in 2007 to NIS 529 million in 2008. In the fourth quarter of 2008 we carried out the initial implementation and launch of the Company’s new portfolio of services, which includes ISP services, mail access, Wi-Fi, fixed telephony through VoB and web VOD services. We thus took a further step towards realizing our strategy to evolve from a pure cellular operator into a diversified multi-service communications and media service provider.

        In December 2007 number portability was introduced in Israel. The introduction required us to invest additional resources in order to reach out to new subscribers and to ensure the continued satisfaction of our existing subscribers. Largely as a result of number portability and its impact in the first half of 2008, the annual churn rate in 2008 was 17.8%, an increase from 15.0% in 2007. For a definition of “churn rate”, see footnote 8 under “Item 3A. Selected Financial Data”.

        Reported 2008 average monthly usage per subscriber (“MOU”) was 365 minutes, an increase of 8.6% compared with 336 minutes in 2007. The increase is explained in part by the effect of a special campaign in the first months of number portability that offered new and upgrading subscribers a significant number of free minutes for a period of 12 months. Reported 2008 annual average monthly revenue per subscriber (“ARPU”) was NIS 159 (US$ 42), an increase of 0.6% compared to NIS 158 in 2007. The above amounts for 2007 are not adjusted for the approximate 61,000 decrease in the subscriber base following the change to our prepaid recognition policy in January 2008, which would have increased minutes per user (MOU) for 2007 to 343 minutes and ARPU for 2007 to NIS 162. The table below sets forth a summary of selected financial and operating data for each of the years ended December 31, 2008, 2007and 2006.

	Year ended December 31,
	2006	2007	2008

Revenues (NIS million)	5,607	6,114	6,330
Operating profit (NIS million)	1,214	1,399	1,605
Income before taxes (NIS million)	1,052	1,278	1,447
Net income (NIS million)	682	940	1,051
Capital expenditures, net (NIS million)	488	469	445
Cash flow provided by operating activities net of investment
activities (NIS million)	775	916	1,308
Subscribers (thousands)	2,668	2,860	2,898
Annual churn rate (%)	15.6%	15%	17.8%
Average monthly usage per subscriber (in minutes)	311	336	365
Average monthly revenue per subscriber (NIS)	158	158	159

         Ericsson Agreement. On December 20, 2007, we entered into an agreement with LM Ericsson Israel Ltd. (“Ericsson”) for the replacement of third party 3G radio equipment in our existing 3G network and additional investment in the 3G network, as well as support and maintenance of our network for a period of three years. We allocated the purchase price of US$ 65 million to the above deliverables based on their relative fair values. Of this amount, US$ 6.6 million related to support and maintenance of the network and impacts the cost of sales in our financial statements. The purchase price is net of commercial discounts, some of which are contingent upon future negotiations for further purchases of services, which are probable.

        Following the agreement, in accordance with Financial Accounting Standards No. 144 (FAS 144), “Accounting for the Impairment or Disposal of Long Lived Assets”, we reviewed the communication network for impairment, in order to assure that the carrying amount of the fixed assets would be recoverable. No impairment loss was required. Following the impairment test, we accelerated the estimated useful life of such equipment to the period when it was anticipated that it would be replaced. The total additional amount of depreciation resulting from this acceleration, for the periods in which such accelerated depreciation has occurred or will occur, was NIS 136 million. As of December 31, 2008, a significant portion of the 3G radio equipment subject to the accelerated depreciation was replaced, resulting in additional depreciation expenses of approximately NIS 74 million in 2008 compared to 2007.

Significant regulatory developments

        Our license was amended, effective January 2009, to require us to offer tariff plans based on billing units no longer than one second. As a result, as of January 2009, all of our tariff plans are based on one second billing units. Such regulation may adversely affect our business and revenues.

        The final reduction in interconnect tariffs, mandated by the Ministry of Communication’s program of required gradual reductions from 2005 to 2008, went into effect on March 1, 2008. This resulted in an approximately 14% reduction in interconnect tariffs and diluted average revenue per minute (including incoming calls) for 2008 compared with 2007. For more information regarding potential and actual regulatory developments impacting our operations and earnings, see “Item 4B. Business Overview – Regulation”.

        Revenues

        We derive revenues from the sale of both services and equipment.

        Our principal source of revenues is from the sale of cellular network services, primarily network airtime usage fees, and is denominated primarily in shekels. In 2008, as in each of 2007 and 2006, approximately one half of network airtime usage fees were derived from outgoing calls and tariff rate plan fees, with the remainder generated from interconnect fees from other operators, roaming, and data and content services. Data and content revenues excluding SMS messages accounted for 9.5% of service revenues in 2008 compared with 8.0% of service revenues in 2007. This represented a year-on-year 24% increase in data and content revenues excluding SMS messages. Revenues from SMS message services accounted for 5.8% of service revenues in 2008, compared with 4.8% of service revenue in 2007, representing a year-on-year 28% increase in revenues from SMS message services. Other service revenues include revenues from the sale of handset warranties and of land-line and transmission services.

        Equipment revenues are derived from sales of handsets, car kits and accessories.

        We recognize revenues from network services at the time we provide the service to the subscriber. We recognize revenues from handset sales, car kits and other equipment only upon delivery and the transfer of ownership to the subscriber.

Cost of Revenues

        The principal components of our cost of revenues are:

—	interconnect fees paid to the land-line and other telecommunication network operators in Israel and charges paid to foreign GSM network operators;

—	handset and car-kit costs;

—	depreciation of our network and amortization of our license;

—	salaries and related expenses, including compensation related to employee stock option plans;

—	leases for our antenna and other network sites;

—	costs of replacing or repairing damaged handsets;

—	content revenue costs paid to the providers of content we offer to our subscribers;

—	network maintenance; and

—	royalties paid to the Israeli Government under our license.

Selling and Marketing Expenses

        The principal components of our selling and marketing expenses are:

—	salaries and related expenses, including compensation related to employee stock option plans;

—	advertising and promotion; and

—	sales commissions to dealers.

General and Administrative Expenses

        The principal components of our general and administrative expenses are:

—	provision for bad debts;

—	salaries and related expenses, including compensation related to employee stock option plans;

—	professional fees and consultancy fees;

—	depreciation and amortization; and

—	insurance.

Financial Expenses

        The principal components of our financial expenses, net, are:

—	interest on notes and bank loans;

—	exchange rate and linkage differences;

—	financial revenue in respect of receivables (interest charges embedded in handset installment payments);

—	net hedging costs on foreign currency and CPI exposure;

—	gains/losses in our severance pay funds; and

—	credit card commissions.

Key Business Indicators (Operating Data)

        Our primary key business indicators are described below. These indicators are widely used in the cellular telephone service industry to evaluate performance.

—	number of total and 3G subscribers;

—	average monthly revenue per subscriber ("ARPU");

—	average monthly minutes of usage per subscriber ("MOU"); and

—	churn rate.

Critical Accounting Policies and Estimates

        The discussion and analysis of our financial condition and results of operations below is based upon our consolidated financial statements, which have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. We also evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions and information that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Please refer to Note 1 to our consolidated financial statements included in this annual report for a summary of all of our significant accounting policies.

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

        As described in Note 1j to our consolidated financial statements, we recognize service revenues as services are rendered, and revenues from sale of handsets and other equipment upon delivery. We recognize service revenues based upon minutes used, net of credits and adjustments for service discounts. Revenues from pre-paid calling cards are recognized upon customer’s usage of the cards. Because our billing cycles use cut-off dates, which for the most part do not coincide with our reporting periods, we are required to make estimates for service revenues earned but not yet billed at the end of each reporting period. These estimates are based primarily upon historical data and trends. In certain cases, cellular handsets are sold to subscribers within the context of airtime packages, in order to divide the revenues into separate units, we are required to estimate the fair value of each deliverable. These estimates are based upon the price of each deliverable when it is sold on a stand-alone basis. The amount allocable to the delivered item (the handset) is limited to the amount that is not contingent upon the delivery of any additional services under the contract (airtime services).

        Actual billing cycle results and related revenue may vary, depending on subscriber usage and rate plan mix, from the results estimated at the end of each period.

Long-Lived Assets

        We have substantial investments in tangible and intangible long-lived assets, primarily our communications network, our license and spectrum. Changes in technology or changes in our intended use of these assets can cause the estimated period of use or the value of these assets to change. We amortize our communications network by the straight-line method, mainly over 6.7 years (15% per year). For instance, had the percentage of depreciation been decreased by 5%, our operating profit would increase by approximately NIS 116 million and had the percentage of depreciation increased by 5%, our operating profit would decrease by approximately NIS 66 million. We amortize our license by the straight-line method over the utilization period of the license, which is based upon the license period. During 2002, our license was extended by 14 years to 2022. Consequently, the unamortized balance of our license is amortized as of 2002 over the period ending in 2022. We review our communications network, license and spectrum for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable through undiscounted future cash flows. If necessary, we write down the assets to their estimated fair values. No write-downs of our long-lived assets have been recorded since incorporation.

        We accelerated the estimated useful life of the third party 3G radio equipment existing in our network to be replaced under an agreement with LM Ericsson Israel Ltd. See “Business Developments in 2008 – Ericsson Agreement” above.

        As part of our transition to IFRS commencing January 1, 2009, we examined, among other matters, the remaining estimated useful lives of our fixed assets. As a result of this examination, we revised the estimated useful lives of our fixed assets, commencing October 1, 2008. The effect of the revisions on the net income for the year ended December 31, 2008, was immaterial.

Allowance for Doubtful Accounts

        We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our subscribers to make required payments. We base our allowance on the likelihood of recoverability of accounts receivable based on the age of the balances, our historical write-off experience net of recoveries, changes in the credit worthiness of our customers, and collection trends. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of specific debts doubtful of collection, calculated as a specified percentage of the outstanding balance in each debt age group, with the percentage of the allowance increasing as the age of the debt increases. For example, a debt that is between 1 to 1.5 years overdue is reserved for at the rate of 84.7%. If we decreased our percentage of the allowance for all aging debts by 15%, our operating profit would increase by NIS 36 million. If we increased such percentage by 15%, our operating profit would decrease by NIS 27 million. Actual customer collections could differ from our estimates. For example, if the financial condition or our customers were to deteriorate, additional allowances may be required. Our bad debt expenses as a percentage of revenues were 0.5%, 0.7% and 1.4% for the years ended December 31, 2006, 2007 and 2008, respectively. The increase in bad debt expenses in 2008 reflected principally two factors: firstly, the impact of special campaigns during the first months of number portability in early 2008 that enabled the purchase of handsets directly in the monthly bill; secondly, it is thought that the global economic downturn contributed to the lower collection rates from both business and private customers in 2008 compared with 2007.

Transition to IFRS

        Beginning January 1, 2009, we will prepare our consolidated financial statements according to International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board. The announcement of our first quarter results for 2009, and for subsequent periods, will be based on IFRS, and not on U.S. GAAP.

Accounting reclassifications

        We reclassified certain overhead costs, and also gains/losses in our severance pay funds, to financial expenses, net, when preparing our consolidated financial statements for the year ended December 31, 2008. In order to provide comparability, we have performed similar reclassifications in our consolidated financial statements, as set forth in this annual report, for the years ended December 31, 2007 and 2006. However, the reclassifications had no material effect.

Results of Operations for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

        Revenues. In 2008 the Company achieved total net revenues of NIS 6,329.5 million (US$1,502 million), an of 3.5% from NIS 6,113.6 million in 2007.

        Revenues from services. Annual service revenues totaled NIS 5,573.2 million (US$ 1,322.5 million) in 2008, representing an increase of 4.6% from NIS 5,328.7million in 2007. The increase was driven primarily by subscriber base growth and an increase in the weight of post-paid subscribers with above average levels of ARPU in our subscriber base , as well as an increase in data and content revenues.

        Total network minutes in 2008 increased by 13.0% compared with 2007, resulting mainly from an expanding subscriber base, which, excluding the effect of the decrease from the change in recognizing prepaid subscribers, grew by approximately 3.5% in 2008 , as well as from an approximate 8.6% increase in minutes of use per subscriber. The effect of this increase on service revenues was partially offset by an approximate 7.4% dilution in the average revenue per minute (including incoming calls). The dilution was a result of competitive market pressures; the increase in the weight of business subscribers in our total customer base to 27.1% of the subscriber base at year-end 2008, from 24.6% at year-end 2007, since business subscribers benefit from special tariff rates; and regulatory interventions, the most significant being the reduction of approximately 14% in interconnect tariffs which went into effect on March 1, 2008.

        Data and content revenues, excluding SMS messages, totaled NIS 528.8 million (US$125.5 million) in 2008, accounting for 9.5% of service revenues, up from NIS 425.6 million, representing 8.0% of service revenues, in 2007. Revenues from SMS message services totaled NIS 324.9 million (US$ 77.1 million) in 2008, accounting for 5.8% of service revenues, up from NIS 253.7 million, representing 4.8% of service revenues, in 2007.

        Revenues from equipment. Equipment revenues in 2008 totaled NIS 756.3 million (US$ 179.5 million), representing a decrease of 3.6% from NIS 784.9 million in 2007. The decrease was mainly due to the lower number of transactions, partially offset by an increase in the average revenue per sale due to a higher proportion of more advanced and higher cost 3G handset sales compared with 2G handsets.

        Gross profit. Gross profit in 2008 was NIS 2,250.4 million (US$ 534.0 million), representing an 11.3% increase from gross profit in 2007 of NIS 2,022.0 million.

        Gross profit from services. Annual gross profit from services in 2008 was NIS 2,337.4 million (US$ 554.7 million), an increase of 4.4% from NIS 2,238.6 million in 2007. The increase reflected the higher service revenues, partially offset by a 4.7% increase in the cost of service revenues from NIS 3,090.2 million in 2007 to NIS 3,235.8 million (US$ 767.9 million) in 2008. The increase in cost of service revenue was primarily driven by the additional depreciation expenses of approximately NIS 74 million over 2008 resulting from the accelerated depreciation of equipment to be replaced under an agreement with LM Ericsson Israel Ltd. As a result of the agreement, Ericsson became the sole vendor of our 3G network. In addition, the cost of services revenues reflected higher variable airtime and content costs as a result of higher airtime and content usage. The cost increases were partially offset by efficiency improvements, a decrease in (non-accelerated) depreciation expenses, a lower rate of royalty payments to the Israeli government and the reduction in interconnect tariffs.

        Gross loss on equipment. Gross loss on equipment (which reflects revenues from equipment sales less the related cost of goods sold) decreased in 2008 by 59.8% from NIS 216.6 million to NIS 87.0 million (US$ 20.6 million). The decrease was due primarily to a lower number of transactions, as well as the use of more competitive airtime rate plan tariffs that offered customers airtime usage rebates but lower equipment subsidies.

        Selling, marketing and general and administrative expenses. Selling, marketing, general and administration (SG&A) expenses totaled NIS 645.2 million (US$ 153.1 million) in 2008, an increase of 3.6% from NIS 623.0 million in 2007. The increase was largely associated with the additional costs resulting from growth in the subscriber base, larger provisions for doubtful accounts from receivables on handset sales and service revenues, and with higher distribution and commission expenses.

        Operating profit. As a result of the above, the Company recorded an operating profit in 2008 of NIS 1,605.2 million (US$ 380.9 million), representing an increase of 14.7% from NIS 1,399.0 million in 2007.

        Financial expenses, net. Financial expenses, net, increased in 2008 by 30.8%, or NIS 37.1 million, from NIS 120.8 million in 2007 to NIS 157.9 million (US$ 37.5 million) in 2008. The increase was primarily attributable to the increase in expenses resulting from the higher Consumer Price Index (“CPI”) level of 4.5% in 2008 compared with 2.8% in 2007, and by the NIS 16 million losses in the company’s severance pay funds as a result of the recent decline in the markets. These increases were partially offset by an increase of NIS 38 million in financial revenue in respect of receivables. See Note 11f to our consolidated financial statements.

        Income before taxes. Income before taxes for 2008 was NIS 1,447.3 million (US$ 343.5 million), up 13.2% compared to NIS 1,278.2 million in 2007.

        Taxes on income for 2008 were NIS 395.8 million (US$ 93.9 million), an increase of 17.0% from NIS 338.4 million in 2007. The increase reflected the impact of the cancellation of a tax provision in the amount of NIS 29 million in 2007, partially offset by the impact of the reduction in Israeli corporate tax rate from 29% in 2007 to 27% in 2008. (See Note 9b to our consolidated financial statements.) In December 2008, the Company signed final tax assessments with the Israeli Tax Authorities for the years up to and including 2006, with no material impact on our results of operations, cash flow or financial condition.

        Net income. Net income in 2008 was NIS 1,051.5 million (US$ 249.5 million) and earnings of NIS 6.73 (US$ 1.60) per diluted share, representing an 11.9% increase from NIS 939.8 million (earnings of NIS 5.96 per diluted share), in 2007. Excluding the effect of the tax provision cancellation in 2007, net income increased by 15.4% in 2008.

Results of Operations for the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

        Revenues. In 2007 the Company achieved total net revenues of NIS 6,113.6 million, an increase of 9.0% from NIS 5,606.7 million in 2006.

        Revenues from services. Annual service revenues totaled NIS 5,328.7 million in 2007, representing an increase of 6.0% from NIS 5,027.3 million in 2006. The increase was driven primarily by subscriber base growth, an increase in the weight of post-paid subscribers in our subscriber base, higher average minutes of use, as well as an increase in content and data revenues, partially offset by a decrease in average revenue per minute.

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

        Data and content revenues, excluding SMS messages, totaled NIS 425.3 million in 2007, accounting for 8.0% of service revenues, up from NIS 316.1 million, representing 6.3% of service revenues, in 2006. Revenues from SMS message services totaled NIS 253.7 million in 2007, accounting for 4.8% of service revenues, up from NIS 192.5 million, representing 3.8% of service revenues, in 2006.

        Revenues from equipment. Equipment revenues in 2007 totaled NIS 784.9 million, representing an increase of 35.5% from NIS 579.4 million in 2006. The increase was caused by increases both in the average revenue per sale, reflecting the higher proportion of more advanced and higher cost 3G handset sales to new and upgrading subscribers, as well as in the total number of handset sales to new and upgrading subscribers.

        Gross profit. Gross profit in 2007 was NIS 2,022.0 million, representing an 18.5% increase from gross profit in 2006 of NIS 1,706.4 million.

        Gross profit from services. Annual gross profit from services in 2007 was NIS 2,238.6 million, an increase of 15.5% from NIS 1,938.7 million in 2006. The increase reflects the higher service revenues, partially offset by a 0.05% increase in the cost of service revenues from NIS 3,088.6 million in 2006 to NIS 3,090.2 million in 2007. The increase was primarily driven by higher variable airtime and content costs resulting from the growth in airtime and content usage, partially offset by lower costs resulting from efficiency measures taken by the Company, lower depreciation expenses, the decrease in the rate of royalties paid to the Israeli government, as provided for in our operating license, and the lower interconnect tariff subsequent to government regulation in this area.

        Gross loss on equipment. Gross loss on equipment decreased in 2007 by 6.8% from NIS 232.4 million to NIS 216.6 million. The decrease is explained by handset revenues (including carkits) increasing more than the increase in the cost of handset sales. The cost of handset sales increased due to the higher proportion of 3G handset sales, as well as the higher total number of sales, while the cost per individual handset declined due to the decrease in the value of the US dollar against the Shekel in 2007.

        Selling, marketing and general and administrative expenses. Selling, marketing, general and administration (SG&A) expenses totaled NIS 623.0 million in 2007, an increase of 26.5% from NIS 492.6 million in 2006. The increase was largely related to the additional costs of growing the subscriber base, including higher distribution and commission expenses, and larger provisions for doubtful accounts from receivables on handset sales and service revenues. In addition, the increase included the impact of a one time retirement bonus payment paid to the Company’s founding chief executive officer, Mr. Amikam Cohen, of approximately NIS 15 million, as well as payments to additional retiring senior executives.

        Operating profit. As a result of the above, the Company recorded an operating profit in 2007 of NIS 1,399.0 million, representing an increase of 15.3% from NIS 1,213.8 million in 2006.

        Financial expenses. Financial expenses decreased in 2007 by 25.4%, or NIS 41.1 million, from NIS 161.9 million in 2006 to NIS 120.8 million. The decrease was primarily attributable to an increase in financial income of NIS 21.1 million together with a reduction of NIS 82.8 million in financial and coverage expenses and due to currency fluctuations, offset by an increase of NIS 63.8 million in CPI linkage expenses resulting from the higher CPI level.

        Income before taxes. Income before taxes for 2007 was NIS 1,278.2 million, up 21.5% compared to NIS 1,052 million in 2006.

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

        Taking into account this reduction in tax provisions, total tax expenses for 2007 were NIS 338.4 million, a decrease of 8.7% from NIS 370.7 million in 2006. The decrease also reflected the lower Israeli corporate tax rate in 2007 of 29% compared with 31% in 2006. In 2008, the Israeli corporate tax rate will decrease further to 27% (see Note 9b to our consolidated financial statements).

        Net income. Net income in 2007 was NIS 939.8 million and earnings of NIS 5.96 per diluted share, representing a 37.7% increase from NIS 682.3 million (earnings of NIS 4.41 per diluted share), in 2006.

        During 2007, our net active subscribers increased by 192,000, or 7.2%. The Company’s subscriber base at the end of December 2007 was approximately 2,860,000, accounting for an approximate market share of 32%, including approximately 703,000 business subscribers or 24.6% of the base, approximately 1,365,000 postpaid private subscribers, or 47.7% of the base, and approximately 792,000 prepaid subscribers, or 27.7% of the base. Of the Company’s subscriber base, approximately 633,000 were 3G subscribers. Net new active subscribers in the business sector accounted for approximately 51% of net new active subscribers in the year.

        The annual churn rate in 2007 decreased to 15.0% from 15.6% in 2006. The decrease was primarily related to the business and private postpaid sectors.

        Average monthly usage per subscriber (“MOU”) for 2007 was 336 minutes, an increase of 8% compared with 311 minutes in 2006. Average monthly revenue per subscriber (“ARPU”) in 2007 was NIS 158, with no change from the 2006 amount, despite the reduction in interconnection charges mandated by the Ministry of Communications in March 2007.

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

	Three months ended
NIS in thousands	March 31	June 30	Sept. 30	Dec. 31

Service Revenues

2007	1,258,315	1,307,610	1,401,057	1,361,757
2008	1,342,485	1,375,938	1,458,137	1,396,684

Impact of Inflation and Exchange Rate Fluctuations

        Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, in recent years, approximately one quarter of our operating expenses (excluding depreciation), including a substantial majority of our handset purchases, were linked to non-shekel currencies, mainly the US dollar. These expenses related principally to the acquisition of handsets, where the price paid by us is based mainly on US dollars. In addition, a substantial majority of our capital expenditures (including with respect to our 3G networks) are incurred in, or linked to, non-shekel currencies, mainly US dollars. Thus, although the relative decline in value of the US dollar against the shekel has helped offset increases in our financial and operating expenses in recent years, any devaluation of the shekel against the dollar (or other foreign currencies) will increase the shekel cost of our non-shekel denominated or linked expenses and capital expenditures. Such an increase may have an adverse impact on our results, which may be material. Material changes in exchange rates may cause the amounts that we must invest to increase materially in shekel terms. We hedge a portion of our foreign currency commitments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

        Although we have the ability to borrow under our bank credit facility in US dollars, our current borrowings are in shekels, and most of our financial debt (shekel bank borrowings and our Notes due 2012) are linked to the consumer price index (“CPI”). If the CPI increases, we may not be permitted to raise our tariffs in a manner that would fully compensate for any increase in our financial expenses. In 2008, the CPI increased 4.5%, causing an increase of NIS 101 million in our financial expenses, net, compared to a CPI increase of 2.8% in 2007, which caused an increase of NIS 64 million in financial expenses, net. The CPI for each month is published on the 15th day of the following month; references above to the annual change in CPI for a given year is the change from the CPI published on the 15th day of December of the preceding year to the CPI published on the 15th day of December of the relevant year, which for the purposes of this annual report, covers the twelve months beginning January 1 through December 31of the year in question. To hedge the impact of increases in the CPI, we enter into derivative transactions. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

5B. Liquidity and Capital Resources

        The discussion below first describes our financial indebtedness (Notes due 2012 and total financial debt) and capital expenditures, as well as our dividend payment and share repurchase policies, and then discusses our main sources of liquidity.

        Notes due 2012. In March 2005, we completed the offering of our Notes due 2012, raising NIS 2.0 billion in a public offering in Israel. Of these, notes having an aggregate principal amount of approximately NIS 36.5 million were purchased by our wholly owned subsidiary Partner Future Communications 2000 Ltd., or PFC. PFC also received an additional allocation of notes having an aggregate principal amount of NIS 500 million. The notes that PFC received pursuant to this additional allocation do not confer the right to receive any payment whatsoever on account of principal or interest until they are first sold by PFC. To date, no such notes have been sold to third parties. The notes due 2012 are listed on the Tel-Aviv Stock Exchange, and members of our Board of Directors and senior management may have purchased a portion of the notes due 2012 through stock exchange transactions.

        Quarterly repayments of principal and interest on the Notes due 2012 will be made in twelve installments, beginning in June 2009 and ending in March 2012. Principal and interest payments on the Notes due 2012 are linked to the consumer price index (CPI), with annual interest on the notes equal to 4.25% adjusted according to the CPI. The notes were rated AA- by Standard and Poor’s Maalot, and Aa2 by Midroog, two of Israel’s rating agencies. In March 2009, Standard and Poor’s Maalot declared its intention to review the rating of the notes, and stated that there was a high probability the rating would be raised in the near future.

        The table below sets forth the minimum payments of principal to be made on our Notes due 2012, based on the consumer price index (CPI) at December 31, 2008.

I n t h o u s a n d s	NIS	Convenience translation into US dollars

Year ended December 31:
2009	541,576	142,445
2010	722,101	189,927
2011	722,101	189,927
2012	180,525	47,481
	2,166,303	569,780

        We intend to fund the repayment of the current portion of our Notes due 2012 payable in 2009 (NIS 542 million in principal plus approximately NIS 86.3 million in interest linked to the CPI as of December 31, 2008 and assuming no future change in the CPI.) through additional bank loans, the securitization of accounts receivable, the issuance or sale of corporate notes, available cash or operational cash flow, or a combination of one or more of these resources. See “Item 3D. Risk Factors – Our business results may be affected by the continued recession” for a discussion of uncertainties regarding the availability of funding.

        Financial Debt. At December 31, 2008, total financial debt (including the current portion of our long-term liabilities) amounted to NIS 2,192.0 million, compared to NIS 2,100.9 million at December 31, 2007. The increase in total financial debt at year-end 2008 reflected principally the impact of the 4.5% increase in CPI on our debt under the Notes due 2012. Short-term financial debt, which is comprised of the current portion of long-term debt, amounted to NIS 567.3 million at December 31, 2008, compared to NIS 28.3 million at December 31, 2007, reflecting principally the initial repayments on our Notes due 2012 coming due during 2009.

         Capital Expenditures. The mobile telephone business is highly capital intensive, requiring significant capital to acquire a license and to construct a mobile telecommunications network. The capital requirements of our network are determined by the coverage desired, the expected call traffic and the desired quality and variety of services. Network construction costs are mainly related to the number of cells in the service area, the number of radio channels in the cell and the switching equipment required.

        In 2008, 2007 and 2006, our capital expenditures amounted to approximately NIS 445 million, NIS 469 million and NIS 488 million, respectively, and were principally related to our network. In 2008, major capital expenditures included expenditures related to the agreement with LM Ericsson Israel Ltd. in December 2007 for the replacement of third party 3G radio equipment existing in our network and for additional investment in the 3G network. In addition, we invested in our new portfolio of fixed line and ISP services. These investments will continue in 2009, and we currently expect our capital expenditures for 2009 to remain below 10% of anticipated revenues. We fund our capital expenditures principally through cash from operations.

         Dividend payments and share repurchases. The total dividend distributed in 2008 was approximately NIS 841 million (US$ 200 million), or NIS 5.45 per share, representing approximately 80% of the annual net income. Cash dividends are paid in Israeli currency. The Board of Directors has reaffirmed our existing policy, targeting an 80% payout ratio of annual net income. For further information see “Item 3D. Risk Factors – We may not be able to fulfill our dividend policy in the future. If we implement our current dividend policy, we will reduce our future cash reserves, which may require us to borrow additional money.” and “Item 8A. Consolidated Financial Statements and other Financial Information – Dividend Distribution Policy”.

        In February 2008, the Board also approved a share buy-back plan throughout 2008 in an amount of up to NIS 600 million, subject to appropriate market conditions. Through September 30, 2008, we repurchased approximately 4.5 million of our shares at an average price per share of NIS 78.44 for a total consideration of approximately NIS 351 million. In view of the significant market turbulence, the Board of Directors suspended the share buy-back plan. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

        Currently, our main sources of liquidity are:

—	cash on hand;

—	operating cash flows; and

—	our senior credit facility.

        Cash on hand. At December 31, 2008, we had NIS 184 million in cash on hand, compared to NIS 148 million at year-end 2007.

        Operating cash flows. Cash flows generated from operating activities in 2008 (NIS 1,839.1 million or US $436.4 million), net of cash flows from investing activities (NIS 530.8 million or US $126 million), were NIS 1,308.3 million (US $310.5 million), an increase of 42.8%, or NIS 392.1 million, from 2007. Cash flow from operating activities increased by 27.2% to NIS 1,839.1 million (US$ 436.4 million) in 2008 from NIS 1,445.7 million in 2007. The increase in cash flow from operating activities reflected both the higher operating income and the effects of the introduction of factoring future handset payments, which increased operating cash flow by approximately NIS 200 million, as well as initiatives that were taken during the course of 2008 to reduce the working capital and cash flow volatility. Cash flow used for investing activities, which consisted principally of the purchase of fixed assets in connection with the development of our network, increased 0.3% from NIS 529.5 million in 2007 to NIS 530.8 million (US$ 126 million) in 2008.

        Senior credit facilities. In 2008, our senior credit facilities consisted of a US$75 million long-term loan facility (Facility A) and a US$75 million revolving loan facility (Facility B). On September 1, 2008, Facility A expired, with US$6 million borrowed and remaining to be repaid under Facility A in 2009. Facility B will terminate on September 1, 2009. At December 31, 2008, the balance available for drawing down on Facility B was approximately US$ 75 million Our credit facilities are unsecured.

        We believe that funds from our operations, together with funds available under our credit facility, our cash on hand and our ability to raise further debt, will provide us with enough liquidity and resources to fund our expected capital expenditure needs, repayment of our notes, as well as our obligations under our financing agreements, our license payments and our other material commitments, at least for the next 12 months. However, the actual amount and timing of our future requirements may differ materially from our estimates, See also “Item 3D. Risk Factors – If we implement our current dividend policy, we will reduce our future cash reserves, which may require us to increase our level of debt.” and “ – Our business results may be affected by continued recession” for a discussion of uncertainties regarding raising additional debt.

5C. Research and Development, Patents and Licenses

        We are primarily a user rather than a developer of technology. Accordingly, we did not engage in any significant research and development activities during the past three years.

5D. Trend Information

Outlook

        While the severity and duration of the current global economic downturn is still unknown, we believe that the core areas of our business are on solid foundations. However, we have already seen a significant adverse impact in roaming activity and in larger provisions for doubtful debt expenses. Furthermore, in 2009 we have seen some indications of a possible halt in the growth of average minutes per user (MOU). Our intention is to mitigate, as much as possible, the effects of the downturn through efficiency and cost-cutting measures where appropriate. However, should the downturn continue through 2009, profit levels could be lower than in 2008. See “Item 3D. Risk Factors – Our business results may be affected by continued recession”.

        We will continue to invest in our new portfolio of fixed-line and ISP services in 2009 with a view to the services contributing to profitability beginning in 2010. At the same time, the annual level of capital expenditures for 2009 is expected to remain below 10% of anticipated revenues.

        As stated above under “Item 5B. Liquidity and Capital Resources”, we may seek to fund the repayment of the current portion of our Notes due 2012 payable in 2009 through additional bank loans or via the issuance of new corporate notes. Particularly in light of current global economic conditions, there can be no assurance we will be able to obtain additional bank loans or issue new corporate notes on acceptable terms or at all.

        The Company will start to report its financial results based on International Financial Reporting Standards (IFRS) beginning for the first quarter of 2009.

        The statements above under this section regarding trends are “forward-looking” statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in mobile telephone usage, trends in the Israeli telecommunications industry in general, possible regulatory and legal developments and trends in general economic conditions. For a description of some of the risks we face, see “Item 3D. Key Information – Risk Factors” in particular “ – Our business results may be affected by continued recession”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 8A. Consolidated Financial Statements and Other Financial Information – Legal and Administrative Proceedings”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed above might not occur, and actual results may differ materially from the results anticipated.

5E. Off-Balance Sheet Arrangements

        There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5F. Aggregate Contractual Obligations

        Set forth below are our contractual obligations and other commercial commitments as of December 31, 2008:

	Payments Due by Period (NIS in thousands)
Contractual Obligations	Total		less than 1 year	1-3 years	3-5 years	more than 5 years

Long-Term Debt*	2,166,303	*	541,576	1,444,202	180,525	-
Capital Lease Obligations	10,626		5,740	4,886	-	-
Operating Leases	1,183,634		211,733	442,923	528,978	-

Contribution to funds in respect of
Employee rights in respect of
severance pay funds	65,855		65,855	-	-	-
Handsets	156,000		156,000	-	-	-
Fixed Assets	219,000		204,200	14,800	-	-

Total Contractual Cash Obligations	3,801,418		1,185,104	1,906,811	709,503	-

        * This table does not include payments of interest on our Long-Term Debt. Interest on our Notes due 2012, which represent NIS 1,624.7 million of our Long-Term Debt, is currently at 4.25% per annum and is linked to changes in the consumer price index (“CPI”). Estimated interest payments for 2009 on the Notes due 2012 total approximately NIS 86.3 million linked to the CPI as of December 31, 2008, and assuming no future change in the CPI.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. Directors and Senior Management

        Below is a list of the Directors of the Company as of January 1, 2009:

Directors

Name of Director	Age	Position

Fok Kin-ning, Canning	57	Chairman of the Board of Directors
Dr. Michael J. Anghel (2)(4)	70	Director
Chan Ting Yu (1)(3)	58	Director
Chow Woo Mo Fong, Susan	55	Director
Uzia Galil	83	Director
Erez Gissin (1)(2)	50	Director
Dennis Pok Man, Lui (1)(3)	58	Director
Pesach Shachar (1)	75	Director
Amikam Shorer (5)	41	Director
Frank John Sixt	57	Director
Moshe Vidman (1)(2)(3)(4)	65	Director

(1)	Member of the Executive Committee of the Board of Directors.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	External Director under the Companies Law.

(5)	Director appointed by our Israeli founding shareholders.

        Fok Kin-ning, Canning has been a director of Partner since May 1998 and the Chairman of its Board of Directors since that time. Mr. Fok has been an Executive Director of Hutchison Whampoa Limited since 1984 and its Group Managing Director since 1993. He also serves as the Chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited and Hongkong Electric Holdings Limited. In addition, Mr. Fok is the Co-Chairman of Husky Energy Inc. and the Deputy Chairman of Cheung Kong Infrastructure Holdings Limited. He is also a Director of Cheung Kong (Holdings) Limited and Ommaney Holdings Limited (formerly known as “Hutchison Telecommunications Limited” the holding company of the telecommunications interests of Hutchison Whampoa Limited). Mr. Fok holds a Bachelor of Arts degree from St. John’s University in Minnesota, United States, and a diploma in financial management from the University of New England in Australia. He is a member of the Australian Institute of Chartered Accountants. Mr. Fok was nominated as a director, and as the Chairman of the Board of Directors, by Advent Investments Pte Ltd.

        Dr. Michael J. Anghel became a director of Partner in March 2006. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom – the second Israeli cellular operator. In 1999 he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank. He has been involved in various technology enterprises and has served on the Boards of Directors of various major Israeli corporations and financial institutions including Elron, Elbit, Nice, Gilat, American Israeli Paper Mills, Maalot (the Israeli affiliate of Standard and Poor’s) and Hapoalim Capital Markets. He currently serves on the Boards of Directors of Syneron Medical Ltd., Evogene Ltd., Gravity Visual Effects and Design Ltd., Dan Hotels Ltd, Orbotech Ltd. and the Strauss-Group Ltd. He is also the chairman of the Center for Educational Technology. Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. (Economics) from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. (Finance) from Columbia University in New York. Mr. Anghel is an independent director as well as an external director and serves as a member of the Audit Committee and the Security Committee of the Company,

        Chan Ting Yu was a director of Partner from October 1997 to March 2000 and became a director again in May 2001. He is a member of the Executive Committee and the Compensation Committee. Mr. Chan is an Executive Director of Hutchison Telecommunications International Limited. Since joining the Hutchison Whampoa group, he has been closely involved in the management and development of Hutchison’s telecommunications business internationally. Mr. Chan holds a Bachelor of Arts degree, a Bachelor of Laws degree and a Postgraduate Certificate in Laws. Mr. Chan was nominated as a director, and as a member of the Executive Committee and Compensation Committee, by Advent Investments Pte Ltd.

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

        Uzia Galil has been a director of Partner since August 1999. Mr. Galil currently serves as Chairman and Chief Executive Officer of Uzia Initiatives and Management Ltd., a company specializing in the promotion and nurturing of new businesses primarily in the field of information technology for personalized medicine, mobile communication and electronic commerce, which he founded in November 1999. From 1962 until November 1999, Mr. Galil served as President and Chief Executive Officer of Elron Electronics Industries Ltd., an Israeli high technology holding company, which he founded and of which he also served as Chairman of the Board of Directors. From January 1981 until leaving Elron, Mr. Galil also served as Chairman of the Board of Directors of Elbit Ltd., an electronic communication affiliate of Elron, and as a member of the Boards of Directors of Elbit Systems Ltd., a defense electronics affiliate of Elron, and all other private companies held in the Elron portfolio. Mr. Galil currently serves as a member of the Boards of Directors of Orbotech Ltd., and as Chairman of Zoran Corporation. From 1980 to 1990, Mr. Galil served as Chairman of the International Board of Governors of the Technion. Mr. Galil holds a M.S. in Electrical Engineering from Purdue University and a B.S. from the Technion. Mr. Galil has also been awarded an honorary doctorate in technical sciences by the Technion in recognition of his contribution to the development of science-based industries in Israel, an honorary doctorate in philosophy by the Weitzman Institute of Science, an honorary doctorate in engineering by Polytechnic University, New York, and an honorary doctorate from the Ben-Gurion University of the Negev in Israel and the Solomon Bublick prize laureate from the Hebrew University of Jerusalem. In 1997 he was awarded the prestigious Israel Prize for his contribution to the development of the Israeli hi-tech industry. Until April 2005, Mr. Galil had been a director nominated by Elbit.COM., after which Mr. Galil served as a director on behalf of Advent Investments Pte Ltd until March 2008.

        Erez Gissin has been a director of Partner since August 1998 and is currently a member of the Executive Committee and the Audit Committee. Since April 2005, Mr. Gissin has been a private investor through his management and investment company. For the prior five years, Mr. Gissin has been the CEO of IP Planet Network Ltd., an Israeli telecommunication company providing satellite broadband services. Previously, he was the Vice President of Business Development of the Eurocom Group, an Israeli leader in telecom and internet products and services. Mr. Gissin holds a Bachelor of Science in Industrial Engineering from Tel Aviv University and an MBA degree from Stanford University, California. Until April 20, 2005, Mr. Gissin had been a director nominated by Eurocom. Since then and until September 12, 2005, Mr. Gissin served as a director and member of the Executive Committee, on behalf of Advent Investments Pte Ltd. Since then, Mr. Gissin has been an independent director and serves on the Executive Committee and the Audit Committee of the Company.

        Dennis Pok Man Lui has been a director of Partner since April 2004 and is the Chairman of the Executive Committee and the Chairman of the Compensation Committee. Mr. Lui is an Executive Director and the Chief Executive Officer of Hutchison Telecommunications International Limited. He first joined the Hutchison Whampoa Group in 1986 and was the managing director in charge of the mobile telecommunications, land-line, multi-media, internet and paging businesses in Hong Kong, China, Taiwan and Macau from 1996 to April 2000. Mr. Lui rejoined the Hutchison Whampoa group in May 2001 as group managing director of HTI (1993) Holdings Limited (“HTI”), overseeing all the telecommunications operations and new business development of HTI and its subsidiaries. He holds a Bachelor of Science Degree from the University of Oregon. Mr. Lui was nominated as a director, and as a member of the Executive Committee and Compensation Committee, by Advent Investments Pte Ltd.

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

        Amikam Shorer has been a director of Partner since June 2005. He was nominated as director by our Israeli founding shareholders. Mr. Shorer has served as executive Vice President of Business Affairs of the Eurocom Group, an Israeli leader in telecom and internet products and services, since 2000. Mr. Shorer also serves as a director in several companies within the Eurocom Group. Mr. Shorer holds an LLB degree from Bar-Ilan University.

        Frank John Sixt has been a director of Partner since May 1998. Mr. Sixt has been an Executive Director of Hutchison Whampoa Limited since 1991 and its Group Finance Director since 1998. He is the non-executive Chairman of TOM Group Limited. He is also an Executive Director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited and a Director of Cheung Kong (Holdings) Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited, Husky Energy Inc., and Ommaney Holdings Limited (formerly known as “Hutchison Telecommunications Limited”). He holds a Bachelor of Arts degree and a Master of Arts degree from McGill University and a Bachelor’s degree in Civil Law from the University of Montreal, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada. Mr. Sixt was nominated as a director by Advent Investments Pte Ltd.

        Moshe Vidman has been a director of Partner since October 2003. Mr. Vidman is the Revlon representative in Israel and serves as a director of the following companies: Israel Corporation Ltd., ICL – Israel Chemical Ltd., Rotem Amfert Negev Ltd., Dead Sea Works Ltd., Jafora-Tabori Ltd., Rosebud Medical Ltd., Bank Leumi Le’Israel Ltd., Melisron and Ofer Brothers Properties (1957) Ltd. Since 2000 Mr. Vidman is the Revlon Representative in Israel. Mr. Vidman is also a member of the Board of Directors and a member of Executive Committee of the Jerusalem Foundation. He also serves as a member of the Board of Governors and the Chairman of the Endowment Fund Committee and Chairman of the assets Company of the Hebrew University. Previously he held various positions at the Ministry of Education and Culture. From 1978 until 1983 Mr. Vidman served as the Deputy Accountant General in the Ministry of Finance. From 1983 until 1990 he served as the President and Chief Financial Officer of Aryt Optronics Ltd., a hi-tech company which developed optics and laser applications for military and medical use. From 1990 until 1999 Mr. Vidman was the Managing Director of Revlon Israel and until March 1999 he served as a director of Koor Industries and Chairman of its Investment Committee. He also served as Chairman of the Executive Committee of Africa-Israel Ltd. and as the Chairman of the Board of Directors of Africa-Israel Hotels. Mr. Vidman is an independent director as well as an external director and serves as a member of the Audit Committee, the Executive Committee, the Compensation Committee and the Security Committee of the Company,

Senior Management

Below is a list of the Senior Management of the Company as of January 1, 2009.

Name of Officer*	Age	Position

David Avner	57	Chief Executive Officer
Emanuel Avner	48	Chief Financial Officer
Chaim Beker	64	Vice President, Operations
Avi Berger	46	Vice President, Technologies
Alon Berman	48	Vice President, Internet and Broadband
Michal Dana	53	Vice President, Human Resources and Operations
Oded Degany	45	Vice President, Carrier, International and Investor Relations
Gadi Gilon	50	Vice President, InformationTechnology
Eli Glickman	47	Vice President, Customer and Private Sales Division
Roly Klinger	48	Vice President, Legal and Regulatory Affairs and Joint Company Secretary
Erez Paz	46	Vice President, Marketing
Gil Rosenfeld	43	Vice President, Business Division
Edith Shih	56	Joint Company Secretary

        David Avner was appointed Chief Executive Officer on January 1, 2007, having served as Deputy CEO since April 2005 and Chief Operating Officer since January 2006. Prior to joining the Company, Mr. Avner served as Senior Vice President of Operations and Member of the executive management at Amdocs Limited. Previously, he served at Amdocs as Group President Europe and LATAM & Member of Management. Prior to that, Mr. Avner served at Strauss Dairy Ltd. for 17 years, the last four as General Manager of the Dairy Division. He was also the Plant Manager of Strauss Ice Creams Ltd., and Manager of Information Systems at Strauss Dairy Ltd. Mr. Avner also served as Active Director of Yotvata Dairies Subsidiary since 1998. He holds a Bachelor of Arts degree in Mathematics/Computer Sciences and Philosophy from Haifa University in Israel and an MBA degree from the Technion, Israel Institute of Technology. David Avner and Emanuel Avner are not related.

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

        Avi Berger was appointed as Vice President, Internet &Broadband effective January 1, 2009, having served as Deputy Vice President Technologies since joining the Company in December 2007. Prior to joining the Company, Mr. Berger served as Vice President of Business Development in Tadiran communications Ltd. after having served for 21 years in the Israeli Defense Forces, rising to the rank of Colonel and Head of the C4I department in the C4I branch. Mr. Berger holds a bachelor degree in Electrical Engineering from Tel Aviv University, and a Master Degree in Electrical Engineering (Communication & Telecommunication) from UCLA.

        Alon Berman was appointed Vice President, Internet and Broadband effective January 1, 2009. From October 2004 until December 31, 2008, Mr. Berman served as Vice President Technologies. Mr. Berman joined Partner as Deputy VP of Engineering in the Technologies division at the end of 2002, after serving 20 years in the Israeli Defense Forces, rising to the rank of Colonel and Head of Technical Department in the Communications Corps. Mr. Berman holds a bachelor degree in Electronic Engineering from the Technion – Israel Institute of Technology (1982), a Master Degree in Electronic Engineering (1991) and an MBA (1994) from Tel Aviv University.

        Michal Dana serves as Vice President, Human Resources and Operations since May 2006. She worked at Amdocs since 2002, where she served first as the Director of Human Resources for Amdocs’ European and Latin American division, and from 2005 as the Vice President of Human Resources, overseeing the worldwide customer business group for all human resource activities in Europe, Asia Pacific, and Latin America. From 2000 to 2002, Ms. Dana served as the Vice President of Human Resources for Bungee Communications, a start-up wireless broadband telecommunications company. Before that, she served from 1999 to 2000 as the Director of Human Resources for the Carmel Containers Systems Group, from 1996 to 1999 as the Director of Human Resources for the Caesarea Development Corporation, and from 1980 to 1996 as the Senior Human Resource Consultant for Pilat international consulting group. She holds a B.A. in Social Science from the Open University in Israel.

        Oded Degany was appointed as Vice President Corporate Development, Strategy and Investor Relations effective January 1, 2008. Mr. Degany joined Partner in May 2007, and effective January 1, 2008, has been responsible for strategy, investor relations and domestic and international carrier relations. Previously, he served as Vice President Business Development at ECI Telecom from 2006 to 2007 and as Vice President of Corporate Development and M&A at Amdocs (Israel) from 2000 to 2006. Before that, he served as Director of Business Development and Strategy at Clal (Israel) Ltd from 1997 to 2000, and as a Senior Business Analyst at National Consultants (NC)-Leumi & Co. Investment Bankers Ltd. from 1996 to 1997. Mr. Degany holds a B.A. degree in physics from the Technion-Israel Institute of Technology and an MBA degree from Tel Aviv University.

        Gadi Gilon was appointed as Vice President CIO of the IT Division effective January 1, 2009, having served as Deputy Vice President, CIO since January 2008. Prior to joining the Company in March 2006, Mr. Gilon served from 2004 until 2006 as CIO and Senior Vice President of the “Keter Group”. From 2000 until 2004, he served as CIO at “Clalit Health Services”; and served as a lecturer at Emek Izrael College. Mr. Gilon was also a Director and CIO at Soroka University Medical Center from 1997 to 2000. Mr. Gilon holds a Bachelors Degree in Management, Economics and Human behavioral sciences from Ben Gurion University and is studying for a Masters Degree in Philosophy and Digital Culture at Tel Aviv University.

        Eli Glickman, Vice President, Customer and Private Sales Division, joined Partner in 2005. He served as the CEO from 2003 to 2005 of Exel-Multi Purpose Logistics. From 1999 until 2002 Mr. Glickman served as a Naval Attache at the Embassy of Israel in Washington D.C. US. Prior to that he served in the Israeli Navy including a position as a commanding officer of the Israel Navy Commandos (SEALS) from 1997 to 1999, as well as other positions from 1979 until 1999. From 2004 until 2006, Mr. Glickman served as a director of Bank Ha’atzmaut. Mr. Glickman holds a Master of Science in Financial Management from the US Naval Postgraduate School and also studied International Executive Business Administration at Georgetown University in Washington, D.C.

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

        Erez Paz, was appointed Vice President, Marketing and Content effective January 1, 2008. Mr. Paz joined Partner in September 2007. He worked from 2004 to 2007 for Visa-CAL Ltd. as Vice President Marketing. Previously he worked for Coca Cola Israel from 1995 to 2004 during which time he held the positions of Vice President Marketing, Deputy of Vice President Marketing, On Premise Market Manager and Branch Manager. Mr. Paz holds a BSc in Industrial & Management Engineering from Ben Gurion University and an MBA from the University of Bradford, West Yorkshire, United Kingdom.

        Gil Rosenfeld, Vice President, Sales Division, joined Partner in 2006. Previously, he worked for HP Israel and HP Europe 1998 to 2006 during which time he held the positions of Country Managing Director, Personal Systems Sales Director, Personal Systems Group Country Manager and Country Sales Manager. Before that he worked as the General Manager of Compaq Israel from 1996 to 1998. Before that he held the position of the Enterprise Systems Organizer, Enterprise District Sales Manager and Senior Sales Representative from 1990 to 1996 for CMS, the HP distributor in Israel. Mr. Rosenfeld received an Honours Degree in Business Information Systems and before that he received a Bachelor of Commerce degree from the University of Witwatersand, South Africa.

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

6B. Compensation

        The aggregate compensation paid, and benefits in kind granted to or accrued on behalf of all our directors and senior management for their services in all capacities to the Company and its subsidiaries during the year ended December 31, 2008, was approximately NIS 32.86 million (US$ 7.78 million). This amount included approximately NIS 1.6 million (US$0.38 million) set aside or accrued to provide pension, retirement or similar benefits on behalf of all our senior management during the year ended December 31, 2008. The aggregate compensation amount does not include performance bonus payments made in 2008 with respect to the year ending December 31, 2007, but does include bonus payments deemed earned with respect to the year ending December 31, 2008, and paid in 2009. The aggregate compensation amount also does not include amounts expensed in 2008 (which were in addition to amounts expensed during 2007) to provide compensation and benefits in kind to or on behalf of senior management that terminated their employment relationship with the Company during 2008, which amounted to approximately NIS 1.66 million (US$ 0.39 million) expensed in 2008.

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

        Compensation for senior management may also be provided in the form of stock options to purchase our ordinary shares. In 2008 options were granted to our senior management under the 2004 Employee Stock Option Plan to purchase up to 50,000 of our ordinary shares at an exercise price of NIS 66.05 per share with such options vesting at the earliest in February 2009. These options will expire by February 2018. For more information, see “Item 6E. Directors, Senior Management and Employees–Share Ownership–2004 Employee Stock Option Plan”.

6C. Board Practices

        References in this annual report to “external directors” are to those directors who meet the definition of external directors under the Companies Law, and references in this annual report to “independent directors” are to those directors who meet the definition of independence under applicable listing requirements of NASDAQ.

        Terms of Directors

        Directors are elected at the annual shareholders meeting to serve for three years, in the case of external directors under the Companies Law, or until the next annual meeting of the shareholders, in the case of other directors; or until their respective successors are elected and qualified, whichever occurs first, or in the case of Israeli directors, who are appointed by the founding Israeli shareholders upon a written notice signed by at least two of the founding Israeli shareholders who are the record holders of at least 50% of minimum Israeli holding shares, to the Company Secretary of his or her appointment, until their respective successors are elected upon such notice. An extraordinary meeting of the Company may elect any person as a director to fill an office which became vacant, or to serve as an additional member to the then existing Board of Directors, provided that the maximum number of seventeen directors is not exceeded, or to serve as an external director or an independent director, or if the number of the members of the Board of Directors is less than the minimum set in the Articles of Association. Any director elected in such manner (excluding an external director) shall serve in office until the coming annual meeting. The Articles of Association also provide that the Board of Directors, with the approval of 75% of the directors, may appoint an additional director to fill a vacancy or to serve as an additional member to the then existing Board of Directors provided that the maximum number of seventeen directors is not exceeded. The Company’s Articles of Association provide that the Board of Directors may delegate all of its powers to committees of the Board of Directors as it deems appropriate, subject to the provisions of the Companies Law. No director has a service contract with the company or its wholly-owned subsidiaries providing for benefits upon termination of employment. Our officers serve at the discretion of the Board of Directors or until their successors are appointed. See “Item 4. Information on the Company – 4B. Business Overview – Regulation – Our Mobile Telephone License.” for description of additional requirements of the composition of our Board of Directors and the appointment of its members.

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

Nasdaq Corporate Governance Rules and Our Practices

        Under Nasdaq Rule 5615(c), companies that satisfy the definition of a “Controlled Company” are exempt from the requirements of Nasdaq Rules 5605(b) (“Independent Directors”) (except for the requirements of subsection (b)(2), which pertain to executive sessions of independent directors), 5605(d) (“Independent Director Oversight of Executive Officer Compensation”) and 5605(e) (“Independent Director Oversight of Executive Compensation”). A “Controlled Company” is defined as a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company. As Hutchison Telecom holds more than 50% of the voting rights of our issued and outstanding ordinary shares, we fall under the definition of a “Controlled Company” and therefore rely on the exemptions for a “Controlled Company” described above. However, our Board of Directors may from time to time review this decision.

        In addition, under Nasdaq Rule 5615(a)(3), a foreign private issuer such as the Company may follow its home country practice in lieu of the requirements of the Nasdaq Rule 5600 Series (“Corporate Governance Requirements”), with certain exceptions, provided that it discloses each requirement that it does not follow and describes the home country practice followed in lieu of such requirements. We describe below the two areas where we follow our home country practice:

–	In connection with our adoption of our 2004 Employee Share Option Plan (“The 2004 Plan”), we received an exemption from Nasdaq with respect to its requirement (now under Nasdaq Rule 5635) that issuers receive shareholder approval when establishing a stock option plan, purchase plan or other equity compensation arrangement pursuant to which stock may be acquired by officers, directors or consultants. In accordance with Israeli law, Board of Directors’ approval was obtained in connection with the adoption of the 2004Plan, and shareholder approval will be obtained when required under Israeli law, such as when options would be issued under the plan to directors or to office holders who hold a controlling interest in Partner. However, following an amendment of the Plan in March 2006, material amendments to the 2004 Plan now require shareholder approval. See “Item 6E.Share Ownership- 2004 Employee Stock Option Plan”

–	In order to comply with the conditions and restrictions imposed on us by the Ministry of Communications, including in our license, in relation to ownership or control over us, under certain events specified in our articles of association, the Board of Directors may determine that certain ordinary shares are dormant shares. Consequently, we received an exemption from Nasdaq with respect to its requirement (now under Nasdaq Rule 5640) that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the US Securities Exchange Act cannot be disparately reduced or restricted through any corporate action or issuance.

Executive Committee

         Our Executive Committee was nominated by the Board of Directors on July 15, 1998. Our Executive Committee comprises members who are directors appointed by the Board of Directors from time to time. Subject to the provisions of the Companies Law, the Executive Committee is authorized to make all major decisions relating to the business affairs of Partner. The Executive Committee is authorized by the Board of Directors to approve contracts, commitments and other transactions regarding certain topics or up to a value determined by the Board of Directors from time to time. Ting Chan, Erez Gissin, Dennis Lui, Pesach Shachar, and Moshe Vidman are members of our Executive Committee.

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

Security Committee

        Pursuant to an amendment to our license from April 2005, a Board committee has been formed to deal with security matters. Only directors with the required clearance and those deemed appropriate by Israel’s General Security Service may be members of this committee. The committee must consist of at least four members, who are subject to the clearance required from the Israeli General Security Service and at least one external director. Where any matter requires a Board of Directors’ resolution and it is a security matter, then the committee should be authorized to discuss and to resolve such security matter and the resolution should bind the Company. However, in cases where the security matter concerned is a transaction with a related party, the transaction should be submitted for approval in accordance with the requirements of the applicable U.S. law, the Israeli Companies Law and any other applicable laws, provided that, in any case, only directors with security clearance can participate in any forum which will deal with security matters. On April 12, 2005, our Board of Directors approved the formation of the Security Committee to consist of four Israeli directors, which are subject to Israeli security clearance and security compatibility to be determined by the General Security Service. Michael Anghel, Uzia Galil, Pesach Shachar, and Moshe Vidman are members of the Security Committee, subject to clearance by the Israeli General Security Service.

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

Approval of Related Party Transactions

        Generally, under the Companies Law the compensation of an Office Holder who is a director, or the compensation of an Office Holder who holds a controlling interest in the company, requires the approval of the audit committee, the Board of Directors and the general meeting of the shareholders of the company. The Companies Law also requires that a transaction between the company and its Office Holder and also a transaction between the company and another person in which an Office Holder has a personal interest, requires the approval of the Board of Directors if such transactions are not extraordinary transactions, although, as permitted by law and subject to any relevant stock exchange rule, our Articles of Association allow the audit committee to approve, without the need for approval from the Board of Directors. If such transactions are extraordinary transactions (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or is likely to have a material impact on the company’s profitability, assets or liabilities), in addition to audit committee approval, the transaction also must be approved by our Board of Directors, and, in certain circumstances, also by the shareholders of the company at a general meeting. Under the Companies Law, an extraordinary transaction between a public company and a person having control of the company or an extraordinary transaction between a public company and another person, in which a controlling member has a personal interest (including a private placement), must be approved by the audit committee, the Board of Directors and the shareholders, provided that either: (a) the majority of shares voted at the meeting, including at least one third of the shares voted by shareholders who do not have a personal interest in the matter and who are participating in the voting, are voted in favor of such arrangement (abstentions shall not be included in the total of the votes) or (b) the total number of shares of the shareholders referred to in clause (a) voting against such arrangement does not exceed one percent of the aggregate voting rights of the company.

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

        Hutchison Telecom and its participating subsidiaries, including us, are also covered by further excess directors’ and officers’ liability insurance policies of up to a limit of US$75 million for any one claim and in the aggregate for the policy period. These policies are shared with Cheung Kong (Holdings) Ltd (“Cheung Kong”), HWL, CK Life Sciences Int’l. (Holdings), Inc. and Hongkong Electric Holdings Limited and their respective subsidiaries. In the event of the depletion of the insurance coverage underlying the first layers of insurance as the result of payment of loss, these policies shall continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under such first layers of insurances on follow form basis. Our participation in the annual premium of the insurance program as described above was US $537,936 for 2008.

6D. Employees

        At December 31, 2008, we had 4,671 employees on full time equivalent basis, compared with 4,130 at December 31, 2007 and 3,714 at December 31, 2006. The number of employees at year-end 2008, 2007, and 2006, according to their activity, was as follows:

	December 31
	2008	2007	2006

Customer service	2,902	2,635	2,228
Engineering	306	312	311
Sales and sales support	569	479	452
Information technology	165	136	165
Marketing and Content	127	109	101
Finance	114	81	79
Human resources	124	97	99
Remaining operations	364	282	279
TOTAL	4,671	4,130	3,714

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

        As of January 1, 2008, the Extension Order for Comprehensive Pension Insurance in the Economy applies (hereinafter: “the Pension Extension Order”). Pursuant to the Pension Extension Order, the employee’s contributions and employer’s contributions are ranked and increase each year until the year 2013. In 2008, the total deduction from the employee’s salary for remunerations was 0.833%, and the total of employer’s contributions was 0.833% for remunerations and 0.834% for severance. In 2013, deductions from the employee’s salary will be 5% for severance, and employer’s contributions will be a total of 5% for remunerations and 5% for severance.

        Some of our employees are eligible for an improved pension plan with terms of 5% employer’s contributions and a deduction of 5% from the employee’s salary. The more senior employees are entitled to a full pension insurance, in the amounts as follow (amounts vary according to choice of a pension fund or a manager’s insurance fund): employer’s contributions: 13.33%- 15.83% of the employee’s salary and employee’s deductions: 5% of the employee’s salary.

        We also offer to some of our employees the opportunity to participate in a “Continuing Education Fund,” which functions also as a savings plan. Each of the participating employees contributes an amount equal to 2.5% of his salary and we contribute between 5% and 7.5% of such employee’s salary.

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

6E. Share Ownership

        As of March 31, 2009, our directors and senior management owned an aggregate of 226,669 ordinary shares, which constitutes less than 1% of our outstanding ordinary shares. Directors and senior management do not have different voting rights than other shareholders of the Company.

        As of March 31, 2009, our senior management held, in the aggregate, options to purchase up to 3,614,594 of our ordinary shares, of which 524,594 options were vested and exercisable as of that date and an additional 87,500 will be vested and exercisable during the sixty days thereafter. No individual senior manager holds options to purchase 1% or more of our outstanding ordinary shares. No options have been granted to our directors.

        The table below sets forth the number of options held by our senior management according to exercise price and expiration date, as of March 31, 2009:

Option exercise price (NIS)	Number of options held	Option expiration Date

26.74	78,318	November 2014
33.72	153,776	April 2015
33.58	62,500	May 2016
32.73	112,500	July 2016
34.63	42,500	September 2016
42.1	300,000	January 2017
57.96	220,000	June 2017
64.90	125,000	December 2017
66.05	50,000	February 2018
60.74	* 2,470,000	March 2019

*	Of these 2,470,000 options, 1,250,000 options were granted to the Chief Executive Officer. None of these options has vested as of the date of this report and the first vesting would be in April 2010. This option grant was made in addition to previous option allocations to the Chief Executive Officer.

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

        The 1998 Plan initially authorized the issuance of options to purchase 5,833,333 shares. In 2000, options to purchase 729,166 shares were transferred to the 2000 Plan which left options to purchase 5,104,167 shares in the 1998 plan. As of December 31, 2008, options to purchase 4,908,411 ordinary shares had been exercised under the 1998 Plan. On March 26, 2008, the Board of Directors terminated the 1998 Employee Stock Option Plan, and as a result, no further options will be granted under such plan. The termination of the 1998 Plan shall not adversely affect the terms of any option which has already been granted.

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

        The 2000 Plan authorizes the issuance of options to purchase up to 4,472,222 ordinary shares. In November 2003, 419,930 options under this plan were transferred to the 2003 Amended Plan. As of December 31, 2008, options to purchase 3,675,172 ordinary shares had been exercised, options to purchase 144,800 ordinary shares were outstanding. On March 26, 2008, the Board of Directors terminated the 2000 Employee Stock Option Plan, and as a result, no further options will be granted under such plan. The termination of the 2000 Plan shall not adversely affect the terms of any option which has already been granted. The exercise prices of the outstanding options range from NIS 17.25 – NIS 27.35.

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

        Until November 2003 we granted options pursuant to our 1998 Plan and 2000 Plan. Following the amendment of these stock option plans in November 2003, any grant of options were subject to the terms of our 2000 Plan, as amended, referred to as the 2003 Amended Plan.

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

2004 Share Option Plan

        Under the 2004 Share Option Plan (“the 2004 plan”), 5,775,000 ordinary shares were initially reserved for issuance upon the exercise of 5,775,000 options to be granted without consideration to employees, directors, officers and advisors. The options will be granted to employees under the provisions of the capital gain’s tax route provided for in Section 102 of the Israeli Income Tax Ordinance. The options usually vest in four equal annual batches, provided that the Board of Directors or the Compensation Committee has not resolved otherwise. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will be fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

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

        In connection with the adoption of the 2004 Plan, we received an exemption from the requirement set out in Nasdaq’s Marketplace Rule 4350(i)(1)(A) that listed companies receive shareholder approval when certain stock option or purchase plans are to be established or materially amended, or certain other equity compensation arrangement made or materially amended. This exemption was granted based on the fact that the Nasdaq requirement is inconsistent with applicable Israeli legal requirements, which require approval from a company’s Board of Directors upon the establishment or amendment of such a plan unless directors or controlling partners participate in the plan in which case approval of the shareholders meeting would be required upon the grant of options to such directors or controlling partners.

        Following an amendment of the 2004 Plan, the Board of Directors may amend the 2004 Plan, subject to other sections of the Plan and the rules and/or regulations of any stock exchange applicable from time to time to the Company, by reason of their applicability to its shareholders or otherwise; provided, that the shareholders of the Company must approve (i) provisions of the Plan relating to the matters set out in Rule 17.03 of Chapter 17 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Ltd , as amended from time to time, that are altered to the advantage of Participants, (ii) any alterations to the terms and conditions of the Plan which are of a material nature or to the Options granted (except where the alterations take effect automatically under the existing terms of the Plan); and (iii) any change to the authority of the Board of Directors of the Company or the Compensation Committee in relation to any alteration to the terms of the Plan.

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

        On March 26, 2008, the 2004 Share Option Plan was amended by the Board of Directors to include the following material amendments: to increase the total number of our shares reserved for issuance upon exercise of all options granted under the 2004 Share Option Plan by 8,142,000 shares; to introduce the acceleration of option vesting and exercisability in the event of a change of control or voluntary winding up; and to allow, upon compliance with certain conditions, the “cashless” exercise of vested options, according to which, upon exercise by the option holder of a given number of options, but without payment of the exercise price, the option holder would receive from the Company only the number of shares whose aggregate market value equals the economic gain which the option holder would have realized by selling all the shares purchased at their market price, net of the option exercise price. These amendments were approved by the shareholders of the Company, and by the shareholders of Hutchison Telecom and Hutchison Whampoa, respectively.

        As of December 31, 2008 options to purchase 3,537,849 ordinary shares had been exercised, options to purchase 2,086,387 shares were outstanding and options to purchase 8,292,764 ordinary shares were available for grant under the 2004 Plan. The exercise price of the options is based on the fair market value of the Company’s shares at the time of grant. The fair market value of an ordinary share on any date will be equal to the average of the closing sale price of ordinary shares during the preceding 30 trading days, as such closing sale price is published by the Tel-Aviv Stock Exchange. The exercise prices of outstanding options as of March 31, 2009, range from NIS 26.74 to NIS 66.05. Options that had been forfeited or expired unexercised may be regranted.

        On February 23, 2009, the 2004 Share Option Plan, was further amended by the Board of Directors (the “Plan Amendments”) to include the following two material amendments: (i) with respect to options granted on or after February 23, 2009, the date of approval of the Plan Amendments by the Board of Directors (the “Board Approval”),a dividend-adjustment mechanism, reducing the exercise price of such options following each dividend distribution in the ordinary course in an amount in excess of 40% (forty percent) or of another percent resolved by the Board of Directors, of the Company’s net income for the relevant period (“the Excess Dividend”) by an amount equal to the gross amount of the Excess Dividend per Ordinary Share. (ii) with respect to all options granted under the 2004 Share Option Plan, a dividend adjustment mechanism reducing the exercise price of such options following each dividend distribution other than in the ordinary course, by an amount which the Board of Directors considers as reflecting the impact such distribution will have or will likely to have on the trading price of the Ordinary Shares, and provisions authorizing the Board of Directors to allow option holders to exercise their vested options during a fixed period, only through a cashless exercise procedure, pursuant to which each vested option will entitle its holder to the right to purchase Ordinary Shares (subject to the adjustments). The Plan Amendments were approved by our shareholders and are subject to, and conditional upon, the relevant approvals of the shareholders of, Hutchison Telecommunications International Limited and Hutchison Whampoa Limited respectively.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

        The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of March 31, 2009, with respect to each person who we believe to be the beneficial owner of 5% or more of our ordinary shares. Except where otherwise indicated, we believe, based on information furnished to us by the principal shareholders, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares. None of our major shareholders has any different voting rights than any other shareholder. See “Item 10B. Memorandum and Articles of Association – Rights Attached to Shares”.

Name	Shares beneficially owned	Issued Shares (1) %	Issued and Outstanding Shares (1) %

Hutchison Telecommunications International Limited, Hutchison Whampoa Limited,
Cheung Kong (Holdings) Limited (2)(3)(4)	78,940,104	49.96	51.41

Israeli founding shareholders (5)	8,057,712	5.10	5.25

Treasury shares (6)	4,467,990	2.83	-

Public (7)	66,549,660	42.11	43.34

Total	158,015,466	100.00	100.00

(1)	As shown above and used throughout this annual report, the term “Issued and Outstanding Shares” does not include any treasury shares held by the Company. Treasury shares, which are included in “Issued Shares”, have no rights under the Companies Law, as long as they are held by the company.

(2)	Hutchison Telecommunications International Limited (“Hutchison Telecom”), a company incorporated in the Cayman Islands and whose ordinary shares are listed on the Hong Kong Stock Exchange and ADSs are listed on the New York Stock Exchange, owns 78,940,104 ordinary shares of Partner shares through Advent Investments Pte Ltd. (“Advent”). Advent, incorporated in Singapore, is an indirect wholly-owned subsidiary of Hutchison Telecom, owned through a chain of wholly-owned subsidiaries as follows: Advent is owned by Amber International Holdings Inc., which is owned by Hutchison Telecommunications International (Cayman) Holdings Limited, which is owned by Hutchison Telecom.

(3)	Based on publicly available SEC filings, Hutchison Whampoa Limited (” HWL”), a company incorporated in Hong Kong and whose ordinary shares are listed on the Hong Kong Stock Exchange, owns Partner shares through its direct wholly-owned subsidiary Hutchison International Limited, which in turn directly holds 100% of Ommaney Holdings Limited, which in turn directly holds 100% of Hutchison Telecommunications Group Holdings Limited, which in turn directly holds 100% of Hutchison Telecommunications Investment Holdings Limited (“HTIHL”), which in turn directly holds approximately 54.42% and also through its wholly-owned subsidiary, Hutchison Telecommunications Holdings Limited, indirectly holds approximately 5.94% of the total outstanding ordinary shares of Hutchison Telecom, which indirectly owns 78,940,104 of the ordinary shares of Partner.

(4)	Based on publicly available SEC filings, Cheung Kong (Holdings) Limited (“Cheung Kong”), through its indirect ownership of approximately 49.97% of the issued shares of HWL and its indirect ownership of 1.1% of the issued shares of Hutchison Telecom, may be deemed to have sole voting and dispositive power over the ordinary shares of Partner beneficially owned by HWL and Hutchison Telecom. However, as stated in publicly available SEC filings, Cheung Kong expressly disclaims beneficial ownership of the shares of Hutchison Telecom beneficially owned in aggregate by HWL, HTIHL and Hutchison Telecommunications Holdings Limited, and of the ordinary shares of the Company.

(5)	Under the terms of our mobile telephone license, Israeli entities from among our founding shareholders and their approved substitutes must hold at least 5% of our issued and outstanding share capital and of each of our means of control. “Israeli entities” are defined as individuals who are citizens and residents of Israel and entities formed in Israel and controlled, directly or indirectly, by individuals who are citizens and residents of Israel, provided that indirect control is only through entities formed in Israel, unless otherwise approved by the Israeli Prime Minister or Minister of Communications.

(6)	Treasury shares do not have a right to dividends or to vote.

(7)	As of March 31, 2009, our directors and senior management owned an aggregate of 226,669 ordinary shares, which constitutes less than 1% of our outstanding ordinary shares and have been included under “Public” in the table above. For information regarding options held by our senior management to purchase ordinary shares, see “Item 6E. Share Ownership”.

Controlling Shareholders

        Partner is controlled by Hutchison Telecom. For more information about the form of its holdings and the main shareholder in Hutchison Telecom, see the shareholder ownership table above and the corresponding footnotes. See also “Item 7B. Related Party Transactions – Relationship Agreement” below for a description of the Restatement of the Relationship Agreement among Hutchison and the founding Israeli shareholders.

        We are not aware of any arrangements that might result in a change in control of our Company.

Significant Changes in Holdings of Major Shareholders During the Past Three Years

        In 2006, our founding Israeli shareholders, Elron Electronics Industries Ltd., Elbit Ltd. and Polar sold all of their shares in Partner, and Eurocom sold approximately 50% of its shares in Partner. Together the shares sold constituted approximately 3.3% of our outstanding shares.

Other

        On March 31, 2009,11,635,748 ADSs (equivalent to 11,635,748 ordinary shares) or approximately 7.58% of our total issued and outstanding ordinary shares, were held of record by 54 registered holders in the United States. Additionally, on March 31, 2009, there were approximately 46 holders of record of our ordinary shares. Of these holders, none had a registered address in the United States, although certain accounts of record with registered addresses other than in the United States may hold our ordinary shares, in whole or in part, beneficially for United States persons. We are aware that many ADSs and ordinary shares are held of record by brokers and other nominees and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs and ordinary shares, or the number of ADSs and ordinary shares beneficially held by such persons.

7B. Related Party Transactions

Relationship Agreement

        Our founding Israeli shareholders are parties to a Relationship Agreement with the Hutchison Telecom subsidiaries which are direct shareholders in the Company in relation to their direct and indirect holdings of our shares and the rights associated with such holdings. See Exhibit 4(a).1 to this annual report.

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

Term and Termination

        The Relationship Agreement continues in full force and effect until we are wound up or cease to exist unless terminated earlier by the parties. The Relationship Agreement will terminate in relation to any individual party after it ceases to hold any share beneficially if it is required to comply with the minimum holding requirements for founding shareholders or Israeli founding shareholders, as applicable, and the transfer of the shares was not made in breach of the Relationship Agreement.

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

Transactions with Affiliates

Agreements with affiliates of Hutchison Telecom

        We have a strong relationship with Hutchison Telecom, previously one of our principal shareholders and now our controlling shareholder, and HWL, Hutchison Telecom’s largest shareholder. Hutchison Telecom and HWL are global players in UMTS third generation mobile telecommunications and, in particular, the deployment and development of third generation mobile networks and products and services worldwide.

        We are participants in a directors’ and officers’ liability insurance policy procured by Hutchison Telecom, insuring our directors’ and officers’ liability and our undertaking to indemnify them, in respect of certain matters permitted by the Companies Law. The insurance program provides primary coverage of Partner and its subsidiaries for an amount of US $20 million for any one claim and in the aggregate, and in excess thereof the insurance program provides coverage for Hutchison Telecom and its participating subsidiaries, including Partner, of up to US$105 million for any one claim and in the aggregate. We also participate in further excess directors’ and officers’ liability insurance policies of up to $75 million together with Hutchison Telecom and its participating subsidiaries, which provide coverage in the event of depletion of insurance coverage under the first layers of insurance as the result of payment of loss. Our participation in the annual premium of the insurance program as described above was US $537,936 for the year 2008. See “Item 6C. Board Practices – Indemnification.”

        In August 2002, we signed a Cost-Sharing Agreement (the “CSA”) with certain members of the HWL group of companies for the joint acquisition and development of information technology platforms and software solutions, hardware, content and other services, in connection with the 3G generation business. The CSA allows us to participate in acquisition and development projects with other 3G companies within the HWL and Hutchison Telecom groups, and to benefit from the combined purchasing power and resources of the groups which include companies in Austria, Australia, Denmark, Hong Kong, Ireland, Italy, Sweden and the United Kingdom. As of December 31, 2008, we had given notice of our participation in nine joint contracts. We expect that our share in these contracts in financial terms (including our share of joint expenses and liabilities) is not material. We believe that the CSA gives us an advantage unavailable to our competitors, because the CSA gives us an opportunity to maximize economies of scale and operational efficiencies for development and procurement activities associated with our 3G business. See Note, 12 (b) and 12 (c) to our consolidated financial statements.

        We have roaming agreements with certain members of the Hutchison Telecom and HWL group of companies. The agreements, which are with GSM, GPRS and 3GSM operators worldwide, enable our subscribers to roam abroad and enable other operator’s subscribers to roam on our network. These agreements are in the ordinary course of business and are on market terms.

        In March 2007 we entered into a supply agreement with H3G for the future purchase of 3G handsets. The supply agreement allows us to purchase handsets by delivering purchase forecasts to H3G according to a set price list. We are not obligated to make any minimum purchase amounts under the agreement.

Agreements with affiliates of Eurocom

        During 2008 we purchased a substantial portion of our Nokia handsets from Eurocom Communications Ltd. (“Eurocom”) one of our founding Israeli shareholders, that represented approximately 45% of all of our handset purchases.

        We believe that our handset purchases from Eurocom were on commercial, arms-length terms.

Other Agreements

        In April 2005, we entered into a bank credit facility, which replaced our previous bank facility. Bank Hapoalim B.M., Bank Leumi Le-Israel B.M., Israel Discount Bank Ltd. and United Mizrahi Bank Ltd. are participating in the facility, with Bank Hapoalim B.M. serving as facility agent and Bank Leumi Le-Israel B.M. serving as coordinating agent. During 2004, two of our directors served also as directors in banks that are parties to the new credit facility – Mr. Mordechai Keret in Bank Hapoalim B.M. and Mr. Moshe Vidman in Bank Leumi Le-Israel B.M. See “Item 5B. Liquidity and Capital Resources – Senior Credit Facilities.”

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

ITEM 8. FINANCIAL INFORMATION

8A. Consolidated Financial Statements and Other Financial Information

        Audited financial statements for the three fiscal years ended December 31, 2008, are included under "Item 18. Financial Statements."

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

        In addition to ordinary course proceedings described above, we have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure and consumer claims regarding, for example, our tariff plans and billing methods, which may result in civil liabilities or criminal penalties against us or our officers and directors. Plaintiffs in some of these proceedings are seeking certification as class actions. Unless and until any of these claims is recognized as a class action, we and our legal counsel are unable to evaluate the probability of success of such claim, or the range of a potential loss, with any degree of certainty, and therefore no provision has been made. Recently, a class was certified in proceedings asserting liability against us (and another Israeli provider of cellular telecommunications services) for actions taken by a third-party content provider, who is also a defendant in this claim, although we do not believe that an adverse judgment against us in connection with such proceedings would have a material effect on our financial condition. See “Item 3D: Risk Factors” for a description of the main litigations and proceedings in which we have been involved. See also Note 7 to our consolidated financial statements.

        During 2008, nine criminal proceedings were brought against us concerning the erection of network sites without building permits, one of which was also brought against our officers and directors. As of December 31, 2008, 18 criminal proceedings were pending against us concerning the erection of network sites without building permits, none of which was pending against our officers and directors. We are currently negotiating with the relevant local authorities to reach a settlement regarding the relocation of affected sites or obtaining building permits for those sites. The total amount of fines paid in 2008 was approximately NIS 0.4 million. Settlements of previous criminal proceedings brought against us resulted in Partner, but not its officers or directors, admitting guilt and paying a fine, and also resulted in the imposition of demolition orders for the relevant sites, the execution of which have been stayed for a period of time to allow us to obtain the necessary permits or to relocate the relevant network site.

Dividend Distribution Policy

        Our Articles of Association allow for our Board of Directors to approve all future dividend distributions, without the need for shareholder approval, subject to the provisions governing dividends under the Companies Law. We first paid a dividend to our shareholders for the year 2005. See “Item 5. Liquidity and Capital Resources – Dividend payments and share repurchases.”

        Our dividend policy for 2008 provides for an 80% payout ratio of annual net income, the same as with respect to the year 2007. See “Item 3D. Risk Factors” for risks relating to future payments of dividends.

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

	Nasdaq		London Stock Exchange		Tel Aviv Stock Exchange
	($ per ADS)		($ per ADS)*		(NIS per ordinary share)
	High	Low	High	Low	High	Low

2004	8.59	6.36	8.66	6.50	38.40	28.93

2005	9.60	7.13	-	-	41.82	32.70

2006	12.52	7.20	-	-	51.92	33.85

2007	22.23	11.50	-	-	85.20	48.42
First Quarter	14.89	11.50	-	-	61.30	48.42
Second Quarter	18.81	14.75	-	-	73.19	61.76
Third Quarter	17.58	14.26	-	-	75.11	61.54
Fourth Quarter	22.23	16.64	-	-	85.20	67.80

2008
First Quarter	23.45	19.72	-	-	85.48	72.23
Second Quarter	24.62	21.00	-	-	81.84	76.20
Third Quarter	23.79	17.71	-	-	79.81	61.12
Fourth Quarter	19.73	15.15	-	-	73.00	58.40

*     The data for the fourth quarter of 2004 is based on last trade reported to the London Stock Exchange. From January 1, 2005 through December 31, 2008, there were no trades of our ADS executed on the London Stock Exchange trading system.

	Nasdaq		Tel Aviv Stock Exchange
	($ per ADS)		(NIS per ordinary share)
	High	Low	High	Low

September 2008	21.71	17.71	78.50	61.12
October 2008	19.73	18.00	73.00	66.09
November 2008	18.79	15.23	71.00	59.70
December 2008	17.32	15.15	68.49	58.40
January 2009	16.69	15.12	62.87	59.65
February 2009	16.55	14.03	66.01	59.18
March 2009	15.22	13.46	64.00	57.30

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

        Pursuant to our articlesof association, we were formed for the purpose of participating in the auction for the granting of a license to operate cellular radio telephone services in Israel, to provide such services, and without derogating from the above, we are also empowered to hold any right, obligation or legal action and to operate in any business or matter approved by the Company.

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

The Powers of the Directors

        The power of our directors to vote on a proposal, arrangement or contract in which the director is materially interested is limited by the relevant provisions of the Companies Law. In addition, the power of our directors to vote compensation to themselves or any members of their body, requires the approval of the audit committee and the shareholders at a general meeting. The Annual Meeting of the Shareholders must be convened to appoint directors and to terminate their term of office.

        See “Item 6C. Board Practices.”

Rights Attached to Shares

        Our registered share capital consists of a single class of 235 million ordinary shares, par value NIS 0.01 per share, of which 153,419,394 ordinary shares were issued and outstanding as of December 31, 2008, and 153,547,476 shares were issued and outstanding as of March 31, 2009. All outstanding ordinary shares are validly issued. The rights attached to our ordinary shares are described below.

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

Voting Rights

        Holders of issued and outstanding ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital. In the event that a quorum is not present within thirty minutes of the scheduled time, the shareholders’ meeting will be adjourned to the same day of the following week, or the next business day thereafter, at the same time and place, or such time and place as the Board of Directors may determine. If at such reconvened meeting a quorum is not present at the time appointed for holding the meeting, one or more shareholders present in person or by proxy holding or representing in the aggregate at least 10% of the voting rights in us will constitute a quorum. Any shareholder seeking to vote at a general meeting of our shareholders must first notify us if any of the shareholder’s holdings in us requires the consent of the Minister of Communications. The instructions of a shareholder will not be valid unless accompanied by a certification by the shareholder as to whether or not the shareholder’s holdings in us or the shareholder’s vote requires the consent of the Ministry of Communications due to a breach by the shareholder of the restrictions on transfer or acquisition of means of control, or provisions regarding cross-ownership with other mobile telephone operators or shareholdings or agreements which may reduce or harm competition. If the shareholder does not provide such certification, his instructions will be invalid and his vote not counted.

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

        Under our Articles of Association our shareholders vote to approve our annual consolidated financial statements, at the annual ordinary meeting of shareholders.

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

Annual and Extraordinary Meetings

        The Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. Notice of a general meeting must be sent to each registered shareholder within five days after the record date set by the Board of Directors for that meeting, unless a different notice time is required under applicable law or unless all shareholders who qualify to vote at the time approve in writing of a shorter notice period. An extraordinary meeting may be convened by the Board of Directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders holding in the aggregate at least 5% of our issued capital, and at least 1% of the total voting rights of the Company or of one or more shareholders holding at least 5% of the total voting rights in the Company. An extraordinary meeting must be held not more than thirty-five days from the publication date of the announcement of the meeting. See “Item 10B. Rights Attached to Shares–Voting Rights.”

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

Share Buy-back Program

        On February 6, 2008, the Company announced that the Board of Directors had resolved to adopt a share buy-back program according to which the Company intended to buy its own shares for a total amount of up to NIS 600 million by the end of 2008, subject to market terms and conditions. The Company reserved the right to discontinue the buy-back program at any time. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

        The shares bought by the Company were reserved as treasury stock. In accordance with the Israeli Companies Law, company shares that have been acquired and are held by the Company do not bear any rights until they are transferred to a third party.

10C. Material Contracts

        In January 2006, we signed an agreement with Med I.C.–1 (1999) Ltd. to purchase its fiber-optic cable infrastructure comprising of a network of approximately 900 kilometers of submerged and terrestrial transmission fiber in Israel. We entered into this agreement in order to enable us to reduce our transmission costs as well as to provide our business customers with bundled services of transmission of data, voice and land-line services. In July 2006, we completed this transaction for a final purchase price of approximately NIS 71 million ($16.8 million). In January 2007, we signed a two-year contract, which was extended for another year, with the international long-distance provider “Golden Lines” (012), to carry all of our international call traffic. The agreement provides that Partner will route calls to its customers that are roaming abroad via Golden Lines (012). In addition, Partner will route outgoing international calls from foreign roamers hosted on Partner’s network in Israel. Under the agreement, all international signaling traffic related to Partner’s roamers abroad and foreign roamers hosted on Partner’s network while visiting Israel will be also be routed through Golden Lines (012). We expect that the costs related to these services provide by Golden Lines (012) will be approximately US $30 million over a three-year period.

        In December 2007, we signed an agreement with LM Ericsson Israel Ltd. for the replacement of third party 3G radio equipment existing in our network and for additional investment in the 3G network in addition to the support and maintenance of our network. The Company allocated the purchase price of US$ 65 million to the above deliverables based on their relative fair values. Of this amount, US$ 6.6 million related to support and maintenance of the network. . During 2008, it was agreed to add equipment with a value of US$ 4 million to the above agreement, The purchase price is after deduction of commercial discounts, some of which are contingent upon future negotiations for further purchases of services that are probable. While the major part of the replacement took place during 2008, the process is expected to end no later than June 2011.

        We had contracted with “Super-Pharm”, the largest drugstore chain in Israel, to sell our network services through nationwide stores in a variety of formats, including Partner shop-in-shops, kiosks, wall-unit displays and at front counters. In 2008, approximately 12% of our new subscribers were recruited through sales by Super-Pharm. On December 31, 2008, we terminated our agreement with Super-Pharm after a comprehensive review of our distribution strategy and the effectiveness of our current distribution channels. Under the agreement, Super-Pharm was obliged to transfer to us all of its orange outside kiosks, which accounted for a substantial part of Super-Pharm’s sales of orange services. See “Item 4B. Business Overview – Sales and Distribution – Indirect Sales Channels”.

        In July 2008, we signed an agreement with Bezeq for the provision of land-line transmission services. The agreement replaces an earlier transmission agreement from 2003, and applies retroactively for five years beginning December 2007. We may extend the term of the agreement by up to two one-year periods. The agreement includes both a basic package for a fixed number of lines, and additional transmission services which we may purchase from time to time in our discretion. We expect that the costs related to the services provided by Bezeq will be approximately NIS 65 million annually.

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

General Corporate Tax Structure

        The corporate tax rate applicable in 2008 was 27%. This rate was reduced to 26% in 2009 and is scheduled to be reduced to 25% in 2010 and beyond.

Special Provisions Relating to Taxation under Inflationary Conditions

        Until 2008, our taxable income was determined under the Income Tax (Inflationary Adjustment) Law 1985 (the “Inflationary Adjustments Law”), which attempts to overcome some of the problems presented to a traditional tax system by inflation.

        In February 2008, the Israeli Parliament approved Amendment No. 20 to the Inflationary Adjustments Law (“the Amendment”). The Amendment repealed the Inflationary Adjustments Law as of January 1 2008 and set certain transitionary rules.

        The Israeli Income Tax Ordinance and regulations promulgated there under allow Foreign-Invested Companies, to adjust their tax returns based on exchange rate fluctuations of the shekel against the US Dollar. For these purposes, a Foreign-Invested Company is a company in which more than 25% of the share capital in terms of rights to distributions, voting and appointment of directors, and of the combined share capital, including shareholder loans and capital notes, is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the US Dollar exchange rate cannot change that election for a period of three years following the election. Although we qualify as a Foreign-Invested Company, We have not elected this taxable income measurement alternative.

Tax on Capital Gains of Shareholders

—	General. Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of our Shares by some of our shareholders (see discussion below). The Israeli Income Tax Ordinance distinguishes between “Real Gain” and “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the CPI between the date of purchase and the date of sale. In 2008, the Real Gain accrued at the sale of an asset that is purchased on or after January 1, 2003 is taxed at a 25% rate for corporations, and 20% rate for individuals. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale (i.e. if such shareholder holds directly or indirectly, including along with others, at least 10% of any means of control in the company), the tax rate will be 25%. However, the foregoing tax rates will not apply to (i) dealers in securities; and (ii) shareholders who have acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Inflationary surplus that accrued after December 31, 1993, is exempt from tax.

Real Gains derived from the disposal after January 1, 2003 of an asset purchased prior to this date will be subject to capital gains tax at a blended rate. The regular corporate tax rate of 27% (in 2008 and reduced to 26% in 2009) and a marginal tax rate of up to 47% (in 2008 and reduced to 46% in 2009) for individuals will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at a 25% rate for corporations and 20% for individuals (25% for an individual who was a “Significant Shareholder” at any time during the 12-month period preceding such sale).

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

—	Taxation of Israeli Residents. In July 2001 our ordinary shares were listed for trading on the Tel Aviv Stock Exchange. As a result of our dual listing and due to the 2003 Tax Reform (inclusion of new provisions concerning the taxation of capital markets) and that since our ordinary shares are no longer considered “foreign traded securities”, (as defined in the Israeli Income Tax Ordinance prior to cancellation of the definition in the 2006 Tax Reform), the tax treatment of our shareholders under Israeli law has changed.

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

Corporations

Corporations that were subject to the Inflationary Adjustments Law

        With respect to shares purchased purchased prior to January 1, 2006, the shareholder will be subject to tax at the corporate rate on the realized capital gain ( 27% in 2008and 26% in 2009). Although not clear from doubt it can generally be assumed that with respect to shares purchased after January 1, 2006, the shareholder will be subject to tax at the corporate tax rate of 25% on realized real capital gains.

Corporations that were not subject to the Inflationary Adjustments Law

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

—	Taxation of Investors Engaged in a Business of Trading Securities. Individual and corporate dealers in securities in Israel are taxed at tax rates applicable to business income.

—	Withholding at Source from Capital Gains from Traded Securities. Under the 2006 Tax Reform, Israeli stockbrokers have a duty to withhold tax upon the sale of traded securities. The applicable withholding tax rate is generally 20% from the real gain derived from such sale by Israeli resident individuals and 25% from the real gain derived by Israeli resident corporations. Non-Israeli residents are generally not subject to a withholding tax on the capital gain derived from the sale of traded securities provided all the following conditions are met:

1 -	the income derived from such sale is not classified as business income;

2 -	the income is not attributed to a permanent establishment maintained by the seller in Israel; and

3 -	the securities sold were purchased upon or after the initial public offering (this condition was cancelled in respect of securities purchased on or after January , 2009)

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

Passive Foreign Investment Company Rules

        A non-US corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition or certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We currently believe, that we were not a PFIC for the year ended December 31, 2008. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares, ADSs and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the ordinary shares or ADSs. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above).

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        General

        We are exposed to market risk, including movements in foreign currency exchange and inflation-indexed interest rates. Where appropriate, we enter into derivative transactions to hedge underlying exposure to foreign currencies and inflation (as measured by the consumer price index (“CPI”)). As a matter of policy, we do not enter into transactions of a speculative or trading nature. Interest rate and foreign exchange exposures are monitored by tracking actual and projected commitments and through the use of sensitivity analysis.

        We have borrowings in shekels linked to the CPI and in foreign currencies. The following table provides information derived from the financial statements about these borrowings as of December 31, 2008.

Non-Derivative Instruments

Fair Value (NIS equivalent in millions, except percentages)

NIS-denominated debt linked to the CPI (1)

Long-term fixed Notes due 2012(2)	2,166
Weighted average interest rate payable	4.25%

NIS-denominated debt not linked to the CPI

Short term-floating bank debt	20
Israeli prime interbank
Weighted average interest rate payable on floating rate debt	rate less 0.57% - 0.58%

Capital lease	9
Weighted average interest rate payable	4.6%

Debt denominated in foreign currencies (mainly USD) (1)

Payables-trade	282
Weighted average interest rate payable	-

Capital leases	2
Weighted average interest rate payable	5.8%

Total	2,479

(1)	Book value approximates fair value at December 31, 2008.

(2)	Amounts due for payment of principal and interest (4.25%) on the Notes due 2012 are adjusted according to the CPI. See “Item 5B. Liquidity and Capital Resources – Notes due 2012".

Expected Maturity Dates :

        We have a senior credit facility with Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd., in which United Mizrahi Bank Ltd. had participated. The facility was divided into two tranches: a US$75 million term loan facility (“Facility A”) and a US$75 million revolving loan facility (“Facility B”). On September 1, 2008, Facility A expired, with US$6 million borrowed and remaining to be repaid under Facility A in 2009. Facility B will terminate on September 1, 2009. Our credit facilities are unsecured.

Foreign Exchange and Inflation

        Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, through December 31, 2008, a material amount of our operating expenses were linked to non-shekel currencies, mainly the US dollar. These expenses related mainly to the acquisition of handsets where the price paid by us is based on various foreign currencies, mainly the US dollar. In addition, most of our capital expenditures are incurred in, or linked to non-shekel currencies, mainly the US dollar. In light of the decrease in the average value of the US dollar compared to the shekel during 2007 and 2008, changes in foreign exchange rates thus had an overall favorable impact on our expenses and financial results. In the event of a devaluation of the shekel against the dollar (or other foreign currencies), the shekel cost of our non-shekel denominated or linked expenses would increase. Such an increase may have an adverse impact on our results, which may be material. We hedge some of our foreign currency commitments.

        Our hedging strategy is to neutralize and mitigate our currency exposures by entering into hedging transactions which convert into shekels the liabilities not denominated in shekels. We do not hold or issue derivative financial instruments for trading purposes.

        Our bank credit facility borrowings and Notes due 2012 are currently in shekels, most of which are linked to the CPI. We may not be permitted to raise our tariffs pursuant to our license in a manner that would fully compensate for any increase in the CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue. In 2008, the CPI increased 4.5%, causing an increase of NIS 101 million in our financial expenses, net, compared to a CPI increase of 2.8% in 2007, which caused an increase of NIS 64 million in financial expenses, net. See Note 11 f to our consolidated financial statements. These expenses were partially offset by hedging contracts (see below).

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

        The following table provides information derived from the financial statements about our outstanding foreign exchange instruments. The notional amount does not necessarily represent amounts exchanged by the parties and, therefore, is not a direct measure of our exposure. See also Note 10b to our consolidated financial statements.

Derivative Instruments

	As of December 31, 2008	Maturing in 2009	Fair Value at December 31, 2008
	(NIS equivalent in millions)

Forward transactions - for the exchange of: Dollars into NIS	380	380	16
Forward transactions-for the exchange of Euros into NIS	32	32	2
Embedded derivatives - Dollars into NIS	310	271	5
Forward transactions - for changes in the Israeli CPI	800	800	(2)

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15. CONTROLS AND PROCEDURES

        (a) Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008. Disclosure controls and procedures means controls and other procedures designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

        There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures in place as of December 31, 2008 were effective.

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

        Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008.

        Our internal control over financial reporting as of December 31, 2008, has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited., as stated in their report which is included under Item 18.

        (c) Attestation report of the registered public accounting firm. The attestation report of Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, regarding the Company’s internal control over financial reporting is included under Item 18.

        (d) Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Kesselman & Kesselman, independent certified public accountants in Israel and a member of Pricewaterhouse Coopers International Limited (“PwC”), have served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2008, for which audited financial statements appear in this annual report on Form 20-F.

        The following table presents the aggregate fees for professional services rendered by PwC to Partner in 2007 and 2008.

	2007 (NIS thousands)	2008 (NIS thousands)

Audit Fees (1)	3,836	3,077
Audit-related Fees (2)	350	230
Tax Fees (3)	202	279
TOTAL	4,388	3,586

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; and assistance with and review of documents filed with the SEC.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and include consultations concerning financial accounting and reporting standards, as well as the purchase of an accounting data base.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of tax returns and claims for tax refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, and requests for rulings or technical advice from taxing authority.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

The table below sets forth information regarding stock repurchases effected by the Company since January 1, 2008.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	(d) Maximum Number (or Approximate NIS Value) of Shares that May Yet Be Purchased Under the Plans or Programs (1)

March 1 - March 31, 2008	625,000 shares	NIS 77.77	625,000 shares	NIS 551,390,000
April 1-April 30, 2008	-	-	-	NIS 551,390,000
May 1 - May 31, 2008	690,852 shares	NIS 78.80	690,852 shares	NIS 496,952,000
June 1 - June 30, 2008	1,190,177 shares	NIS 80.15	1,190,177 shares	NIS 401,560,000
July 1-July 31, 2008	-	-	-	NIS 401,560,000
August 1 - August 31, 2008	1,163,021 shares	NIS 78.12	1,163,021 shares	NIS 310,706,000
September 1 - September 30, 2008	798,940 shares	NIS 77.36	798,940 shares	NIS 248,903,000

(1)	The share repurchase plan was publicly announced on February 6, 2008, and provided for the repurchase of up to a maximum of NIS 600 million. This repurchase plan could be stopped by the Board of Directors at any time, and expired on December 31, 2008 (see above "Item 10B. Memorandum and Articles of Association - Share Buy-Back Program"). There were no other repurchase plans in existence by the Company following January 1, 2009.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACOUNTANT

        Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

        See “Item 6C. Board Practices – Nasdaq Corporate Governance Rules and Our Practices”, and also “10B. Memorandum and Articles of Association”.

ITEM 17. FINANCIAL STATEMENTS

        The company has responded to “Item 18. Financial Statements” in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

        The following financial statements are filed as part of this annual report.

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F - 2
CONSOLIDATED FINANCIAL STATEMENTS:
Balance sheets as of December 31, 2007 and 2008	F - 4 - F - 5
Statements of operations for the years ended December 31, 2006, 2007 and 2008	F - 6
Statements of changes in shareholders' equity for the years ended December 31, 2006, 2007 and 2008	F - 7
Statements of cash flows for the years ended December 31, 2006, 2007 and 2008	F - 8 - F - 9
Notes to financial statements	F - 10 - F -56

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

Exhibit No.	Description

>1.1	Partner’s Amended and Restated Articles of Association
*1.2	Partner’s Certificate of Incorporation
*1.3	Partner’s Memorandum of Association
**2.(a).1	Form of Share Certificate
^^2.(a).2	Amended and Restated Deposit Agreement Between Partner and the Bank of New York
^2.(b)	Form of Indenture between Partner and the Trust Company of Union Bank Ltd.
^4.(a).1	Restatement of the Relationship Agreement dated April 20, 2005
**4.(a).2	License from the Israeli Ministry of Communications issued April 8, 1998
**4.(a).4	License Agreement for use of the Orange Brand in Israel dated September 14, 1998
**4.(a).5	Brand Support/Technology Transfer Agreement dated July 18, 1999
**4.(a).6	Agreement with Ericsson Radio Systems AB dated May 28, 1998
#++4.(a).7	Agreement with LM Ericsson Israel Ltd. dated November 25, 2002
^#4.(a).8	Dealer Agreement with Super-Pharm dated February 12, 2004
#4.(a).8.1	Amendment to the Dealer Agreement with Super-Pharm, dated July 8, 2007
**4.(a).9	Lease Agreement with Mivnei Taasia dated July 2, 1998
^^^4.(a).13	Asset Purchase Agreement with Med-1 dated as of January 22, 2006
#***4.(a).14	Amendments Nos. 1 to 6 to our License from the Israeli Ministry of Communications
+4.(a).15	Amendments Nos. 7 to 11 to our License from the Israeli Ministry of Communications
++4.(a).16	Amendments Nos. 12 to 17 to our License from the Israeli Ministry of Communications
+++4.(a).17	Amendments Nos. 18 to 23 to our License from the Israeli Ministry of Communications
^4.(a).18	Amendments Nos. 24 to 31 to our License from the Israeli Ministry of Communications
^^^4.(a).19	Amendments Nos. 32 to 34 to our License from the Israeli Ministry of Communications
>4.(a).20	Amendments Nos. 35 to 44 to our License from the Israeli Ministry of Communications
>>4.(a).21	Amendment No. 44 to our License from the Israeli Ministry of Communications
>>4.(a).22	Amendment No. 45 to our License from the Israeli Ministry of Communications
4.(a).23	Amendment No. 46 to our License from the Israeli Ministry of Communications
4.(a).24	Amendment No. 47 to our License from the Israeli Ministry of Communications
4.(a).25	Amendment No. 48 to our License from the Israeli Ministry of Communications
4.(a).26	Amendment No. 49 to our License from the Israeli Ministry of Communications
>4.(a).58	Special License from the Israeli Ministry of Communications for the Provision of Fixed-Line Domestic Transmission and Data Communications Services issued August 14, 2006.
>4.(a).59	Amendment No. 1 to Special License for the Provision of Fixed-Line Domestic Transmission and Data Communications Services issued September 10, 2006.
>4.(a).60	Exclusive General License from the Israeli Ministry of Communication for the Provision of Domestic Transmission and Data Communications Services issued January, 15 2007.
>4.(a).60.1	Amendment No. 1 to Fixed-Line License from the Israeli Ministry of Communications issued January 14, 2007
>4.(a).60.2	Amendment No. 2 to Fixed-Line License from the Israeli Ministry of Communications issued January 31, 2007
>4.(a).60.3	Amendment No. 3 to Fixed-Line License from the Israeli Ministry of Communications issued February 19, 2007
>>4.(a).60.4	Amendment No. 4 to Fixed-Line License from the Israeli Ministry of Communications issued July 11, 2007
>>4.(a).60.5	Amendment No. 5 to Fixed-Line License from the Israeli Ministry of Communications issued October 10, 2007
4.(a).60.6	Amendment No. 6 to Fixed-Line License from the Israeli Ministry of Communications issued August 11, 2008
4.(a).60.7	Amendment No. 7 to Fixed-Line License from the Israeli Ministry of Communications issued December 25, 2008
^4.(a).64	Facility Agreement dated April 14, 2005
#+++4.(a).65	Purchase Agreement with Nortel Networks Israel (Sales and Marketing) Ltd. dated November 12, 2003.
^4.(a).66	Share Buy Back Agreement dated February 7, 2005
#4.(a).67	Swap Agreement with LM Ericsson Israel Ltd. dated December 20, 2007
6.	See Note 1r to our financial statements for information explaining how earnings (loss) per share information was calculated.
8.	List of Subsidiaries (see “Item 4C – Organizational Structure”).
12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to our registration statement on Form F-1 (No. 333-12340).
**	Incorporated by reference to our registration statement on Form F-1 (No. 333-10992).
***	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2000.
+	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2001.
++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002.
+++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003.
^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004.
^^	Incorporated by reference to our registration statement on Form F-6 (No. 333-132680).
^^^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005.
>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2006.
>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2007.
#	Confidential treatment requested.

Confidential material has been redacted and has been separately filed with the Securities and Exchange Commission.

GLOSSARY OF SELECTED TELECOMMUNICATIONS TERMS

        The following explanations are not intended as technical definitions, but to assist the reader in understanding certain terms as used in this annual report.

AMPS	Advanced Mobile Phone System; the analogue cellular telephone technology adopted in the United States. Also N-AMPS (Narrowband AMPS), a more frequency-efficient variant of AMPS.

Analog Technology	A technology in which some property of an electrical signal is varied proportionally to the input signal being transmitted, stored or processed. Fixed transmitter/receiver equipment in each cell of a cellular

Base Transceiver Station (“BTS”)	telecommunications network that communicates by radio with all cellular telephones in that cell.

Base Station Controller (“BSC”)	Monitors and controls one or more base stations in order to exchange messages, handover cellular units from cell to cell and perform other system administrative tasks.

Blocked call	Where a cellular phone call fails because no channels are available in the cell in which the user is located.

CDMA	Code Division Multiple Access; a method by which many users sharing the same radio channel can be distinguished by unique code numbers.

Cell	In a cellular telephone system, the coverage area of a single base transceiver station or one sector therein.

Channel	A frequency or time slot in a telecommunications system over which distinct messages can be conveyed.

Churn	The number of customers who are disconnected from a network, either involuntarily, due to payment delinquency or suspected fraudulent use, or voluntarily, as customers switch to competing networks, relocate outside the network's service area, or cease using cellular telephones permanently or temporarily.

D-AMPS	Digital Advanced Mobile Phone System; a digital mobile system first implemented in the United States and intended initially to permit gradual upgrading of AMPS networks.

Dropped call	When a cellular phone call is involuntarily terminated.

GPRS	General Packet Radio Services (GPRS) is a packet-based wireless communication service that enables data rates from 56 up to 114 Kbps and continuous connection to the Internet for mobile phone and computer users. GPRS is based on Global System for Mobile (GSM) communication.

GSM	The Global System for Mobile Communications, a comprehensive digital standard for the operation of all elements of a mobile telephone system. GSM originated in Europe, but is now the most popular digital mobile telephone standard worldwide.

GSM 900	GSM operation in the 900 MHz frequency band; the original frequency band allocated to GSM, later extended by 10 MHz (EGSM).

GSM 1800	GSM operation in the 1800 MHz frequency band; formerly known as DCS 1800 or PCN, first allocated for the expansion of mobile network competition in Europe, now used for the same purpose in many other areas.

GSM 1900	GSM operation in the 1900 MHz band; primarily used in North and South America

GSM Association	Formerly known as the GSM Memorandum of Understanding Association (GSM MoU), an organization of operators, government administrations, and equipment and service suppliers that promotes the development and promulgation of the GSM standard and relations between GSM operators.

HSCSD	High Speed Circuit Switched Data is an infrastructure development which enables the transmission of data at higher speeds than the 9600 Bps speed previously available on GSM networks.

HSXPA	HSXPA technology describes the third generation (UMTS) cellular High Speed Packet Access protocol that combines both the High Speed Downlink Packet Access (HSPDA) and High Speed Uplink Packet Access (HSUPA) modes for high performance WCDMA (Wide Band CDMA) systems.

Intelligent Network (“IN”)	Network architecture that centralizes the processing of calls and billing information of calls.

LTE	“Long Term Evolution” - a 3rd Generation Partnership Project (“3GPP”) term that defines the next evolution of the 3GPP standard cellular network. The main characteristics are a use of better modulation, coding, transmission and reception techniques, and with the combination of bigger spectrum bands, gives the end user much higher data rates (up to 150 Mbps).

Mobile Switching Center ("MSC")	A large, computer-based device used to connect calls within a cellular network and as the interface of the cellular network to other networks.

RTT	Real-time technology.

SMS	Short message service, a service which enables cellular telephone users to send and receive written messages on their handsets.

UMTS	Universal Cellular Telecommunications System, the "third generation" of cellular telecommunications standard, also referred to as UMTS.

Virtual Private Network (“VPN”)	A private network provided by means of the facilities of a public telephone network but which operates by logic as a closed user group thereby providing the convenience of a private network with the economy of scale of a public network.

Voice Over Broadband (“VoB”)	A competitive Voice Telephony service, provided over broadband IP infrastructure (e.g. cables, ADSL), mainly by ISPs.

Voice Over Broadband over cellular (“VoBoC”)	A service enabling cellular subscribers to make voice calls using voice over IP technology. The subscriber must have a WiFi or a cellular broadband connection in order to use this service.

WAP	Wireless Application Protocol, a language specifically developed for cellular telephones that facilitates internet usage.

SIGNATURES

        The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Partner Communications Company Ltd. By: /s/ David Avner —————————————— David Avner Chief Executive Officer April 27, 2009

By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer April 27, 2009

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2008 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2008 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in thousands.

Report of Independent Registered Public Accounting Firm

To the Shareholders of

PARTNER COMMUNICATIONS COMPANY LTD.

We have completed integrated audits of Partner Communications Company Ltd.‘s (collectively – “the Company” or “Partner”) consolidated financial statements and of its internal control over financial reporting as of December 31, 2008, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the consolidated balance sheets of Partner as of December 31, 2008 and 2007 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our integrated audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Partner at December 31, 2008 and 2007, and the results of their operations, changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in notes 1p and 9h to the consolidated financial statements, effective January 1, 2007 the Company changed its method of accounting for uncertainty in income taxes to conform with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109". In addition, as discussed in note 1u, effective January 1, 2006, the company changed its method of accounting for share-based payment to conform with FASB Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-based Payment”.

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Tel-Aviv, Israel	Kesselman & Kesselman
April 27, 2009	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers
International Limited

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31
	2007	2008	2008
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	148,096	183,674	43,587
Accounts receivable (note 11a):
Trade	1,120,842	1,103,007	261,748
Other	72,729	60,014	14,242
Inventories (note 11b)	132,868	124,766	29,607
Deferred income taxes (note 9d)	46,089	70,193	16,657

T o t a l current assets	1,520,624	1,541,654	365,841

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivable - trade (note 11a)	446,899	417,516	99,078
Funds in respect of employee rights upon retirement (note 6)	88,522	81,869	19,428

	535,421	499,385	118,506

FIXED ASSETS, net of accumulated depreciation and
amortization (note 2)	1,727,662	1,756,231	416,761

LICENSES, DEFERRED CHARGES AND OTHER
INTANGIBLE ASSETS, net of accumulated
amortization (note 3)	1,153,926	1,060,503	251,662

DEFERRED INCOME TAXES (note 9d)	93,745	109,766	26,048

T o t a l assets	5,031,378	4,967,539	1,178,818

Date of approval of the financial statements: April 27, 2009

David Avner	Emanuel Avner	Moshe Vidman
Chief Executive Officer	Chief Financial Officer	Director

	December 31
	2007	2008	2008
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term liabilities and short term loans
(notes 4, 5, 11e)	28,280	567,315	134,626

Accounts payable and accruals:
Trade	749,623	818,960	194,343
Other (note 11c)	375,510	343,030	81,402
Parent group - trade	3,405	4,454	1,057

T o t a l current liabilities	1,156,818	1,733,759	411,428

LONG-TERM LIABILITIES:
Notes payable (note 5)	2,072,636	1,624,727	385,555
Liability for employee rights upon retirement (note 6)	131,960	147,724	35,055
Other liabilities (note 11e)	14,492	22,022	5,226

T o t a l long-term liabilities	2,219,088	1,794,473	425,836

COMMITMENTS AND CONTINGENT LIABILITIES (note 7)

T o t a l liabilities	3,375,906	3,528,232	837,264

SHAREHOLDERS' EQUITY (note 8):
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2007 and 2008 - 235,000,000 shares;
issued and outstanding -
December 31, 2007 - 157,320,770 shares and
December 31, 2008 - 153,419,394 shares	1,573	1,578	374
Capital surplus	2,544,943	2,570,366	609,959
Accumulated deficit	(891,044)	(781,540)	(185,462)
Treasury shares, at cost (December 31, 2008- 4,467,990 shares,
December 31, 2007- nil)		(351,097)	(83,317)

T o t a l shareholders' equity	1,655,472	1,439,307	341,554

	5,031,378	4,967,539	1,178,818

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2006	2007	2008	2008
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands (except per share data)

REVENUES - net:
Services	5,027,310	5,328,739	5,573,244	1,322,554
Equipment	579,401	784,905	756,306	179,475

	5,606,711	6,113,644	6,329,550	1,502,029
COST OF REVENUES:
Services	3,088,564	3,090,155	3,235,797	767,868
Equipment	811,760	1,001,488	843,327	200,125

	3,900,324	4,091,643	4,079,124	967,993

GROSS PROFIT	1,706,387	2,022,001	2,250,426	534,036

SELLING AND MARKETING EXPENSES	308,499	392,099	389,289	92,380
GENERAL AND ADMINISTRATIVE EXPENSES	184,072	230,937	255,939	60,734

	492,571	623,036	645,228	153,114

OPERATING PROFIT	1,213,816	1,398,965	1,605,198	380,920
FINANCIAL EXPENSES, net (note 11f)	161,866	120,762	157,939	37,480

INCOME BEFORE TAXES ON INCOME	1,051,950	1,278,203	1,447,259	343,441
TAXES ON INCOME (note 9)	370,675	338,417	395,780	93,920

INCOME BEFORE CUMULATIVE EFFECT OF A
CHANGE IN ACCOUNTING PRINCIPLES	681,275	939,786	1,051,479	249,520
CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF
A CHANGE IN ACCOUNTING PRINCIPLES, net of tax	1,012

NET INCOME FOR THE YEAR	682,287	939,786	1,051,479	249,520

EARNINGS PER SHARE ("EPS"):
Basic:
Before cumulative effect	4.43	6.01	6.77	1.61
Cumulative effect	0.01

	4.44	6.01	6.77	1.61

Diluted:
Before cumulative effect	4.40	5.96	6.73	1.60
Cumulative effect	0.01

	4.41	5.96	6.73	1.60

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING:
Basic	153,633,758	156,414,684	155,349,784	155,349,784

Diluted	154,677,685	157,787,009	156,347,843	156,347,843

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital
	Number of shares	Amount	Capital surplus	Accumulated deficit	Treasury shares	Total
		( I n t h o u s a n d s )

New Israeli Shekels:
BALANCE AT JANUARY 1, 2006	152,528,288	1,525	2,388,425	(1,574,599)		815,351
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2006:
Exercise of options granted to employees	1,987,929	20	44,312			44,332
Cumulative effect, at beginning of year, of a change in
accounting principles			(1,012)			(1,012)
Employee share-based compensation expenses			20,957			20,957
Dividend				(307,448)		(307,448)
Net income				682,287		682,287

BALANCE AT DECEMBER 31, 2006	154,516,217	1,545	2,452,682	(1,199,760)		1,254,467
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2007
Exercise of options granted to employees	2,804,553	28	75,509			75,537
Employee share-based compensation expenses			16,752			16,752
Dividend				(631,070)		(631,070)
Net income				939,786		939,786

BALANCE AT DECEMBER 31, 2007	157,320,770	1,573	2,544,943	(891,044)		1,655,472

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2008
Exercise of options granted to employees	566,614	5	16,732			16,737
Employee share-based compensation expenses			8,691			8,691
Dividend				(941,975)		(941,975)
Treasury shares, at cost (December 31,
2008- 4,467,990 shares of NIS 0.01 par value)					(351,097)	(351,097)
Net income				1,051,479		1,051,479

BALANCE AT DECEMBER 31, 2008	157,887,384	1,578	2,570,366	(781,540)	(351,097)	1439,307

Convenience translation into u.s. dollars (note 1a):
BALANCE AT JANUARY 1, 2008	57,320,770	373	603,926	(211,447)		392,852

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2008
Exercise of options granted to employees	566,614	1	3,971			3,972
Employee share-based compensation expenses			2,062			2,062
Dividend				(223,535)		(223,535)
Treasury shares, at cost (December 31, 2008- 4,467,990 shares of NIS 0.01 par value)					(83,317)	(83,317)
Net income				249,520		249,520

BALANCE AT DECEMBER 31, 2008	157,887,384	374	609,959	(185,462)	(83,317)	341,554

The accompanying notes are an integral part of the financial statements.

(Continued) – 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2006	2007	2008	2008
	New Israeli shekels			Convenience translation into U.S. (note 1a)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	682,287	939,786	1,051,479	249,520
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	622,434	603,425	653,475	155,072
Employee share-based compensation expenses	20,957	16,752	8,691	2,063
Liability for employee rights upon retirement	11,142	18,580	15,764	3,741
Deferred income taxes	35,231	(23,200)	(40,125)	(9,522)
Accrued interest, exchange and linkage (erosion of)
differences on long-term liabilities	(4,646)	59,980	94,093	22,329
Capital loss on sale and disposal of fixed assets	274	1,267	119	29
Cumulative effect, at beginning of year, of a change
in accounting principles	(1,012)
(Gain) loss from funds in respect of employees rights	(4,576)	(5,555)	16,215	3,848
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(254,748)	(328,824)	47,218	11,205
Other	24,198	(2,036)	12,715	3,017
Increase (decrease) in accounts payable and accruals:
Trade	(58,568)	100,817	9,576	2,272
Other	49,923	85,885	(39,947)	(9,480)
Parent group - trade	5,317	(12,425)	1,049	249
Increase in asset retirement obligations	1,069	528	673	160
Decrease (increase) in inventories	87,009	(9,299)	8,102	1,923

Net cash provided by operating activities	1,216,291	1,445,681	1,839,097	436,426

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(341,604)	(526,743)	(522,130)	(123,904)
Acquisition of optic fibers activity	(71,125)
Proceeds from sale of fixed assets	73	43	864	205
Purchase of additional spectrum	(27,690)
Payments in respect of land line license	(300)	(700)
Funds in respect of employee rights upon retirement	(862)	(2,086)	(9,562)	(2,269)

Net cash used in investing activities	(441,508)	(529,486)	(530,828)	(125,968)

(Concluded) – 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2006	2007	2008	2008
	New Israeli shekels			Convenience translation into U.S. Dollars (note 1a)
	In thousands

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of capital lease	(3,620)	(8,532)	(6,898)	(1,637)
Proceeds from exercise of stock options granted to employees	44,332	75,537	16,737	3,972
Windfall tax benefit in respect of exercise of options
granted to employees	643	1,167	368	87
Dividend paid	(352,444)	(624,015)	(929,993)	(220,691)
Short-term credit from banks			20,000	4,746
Repayment of long-term bank loans	(390,155)	(289,803)	(21,808)	(5,175)
Treasury shares			(351,097)	(83,317)

Net cash used in financing activities	(701,244)	(845,646)	(1,272,691)	(302,015)

INCREASE IN CASH AND CASH EQUIVALENTS	73,539	70,549	35,578	8,443
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,008	77,547	148,096	35,144

CASH AND CASH EQUIVALENTS AT END OF YEAR	77,547	148,096	183,674	43,587

SUPPLEMENTARY DISCLOSURE OF CASH
FLOW INFORMATION - cash paid during the year:
Interest	149,728	99,560	95,458	22,653

Income taxes (net of refund of approximately NIS 74 million in 2007)	317,099	301,554	419,801	99,621

Supplementary information on investing and financing activities not involving cash flows

At December 31, 2006, 2007 and 2008, trade payables include NIS 201.8 million, NIS 160 million and NIS 220 million (USD 52 million), respectively, in respect of acquisition of fixed assets.

At December 31, 2007 and 2008, tax withholding related to dividend of approximately NIS 7 million and NIS 18 million (USD 4 million) respectively is outstanding.

During 2007 and 2008, the Company has undertaken a capital lease with respect to fixed assets in the amount of NIS 7.4 million and NIS 7.2 million (USD 1.7 million), respectively.

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

The Company has one reportable segment, which provides telecommunications services consisting mainly of airtime, content and handsets. The Company’s chief operating decision-maker evaluates performance, makes operating decisions and allocates resources based on financial data consistent with the presentation in the accompanying financial statements.

In December 2008, Partner launched three additional non-cellular business lines: an on-line media shop, under the brand “orange time”, providing premium on-demand video (mainly full –track feature films and series’ episodes), music tracks and games; Internet services provider (ISP) that provides access to the internet as well as home WiFi networks, value added services (“VAS”) such as anti-virus and anti-spam filtering as well as VOB telephony services that compete with fixed line telephone services.

In September 2008, Partner announced the soft launch of their new portfolio of services, including ISP services, mail access, Wi-Fi, fixed telephony through VOB technology and entertainment multimedia services. The new services are available from the first half of 2009.

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

In January 2007 Partner Land-Line Communication Solutions (“Partner Land Line”) – a limited Partnership under the Company’s control was awarded a temporary license from the Ministry of Communications for the offering of transmission services which was converted during August 2007 into the special general license for domestic fixed services. The license was amended in February 2007 to grant Partner the right to offer voice over broadband (“VOB”) services. The license is for a period of 20 years. The Company paid NIS 1 million in consideration of the license.

Under the terms of the license, the Company provided a bank guarantee of NIS 10 million to the State of Israel to secure the Company’s adherence to the terms of the license.

In March 2001, Partner received a special license issued by the Ministry of Communications, allowing it, through its own facilities, to provide Internet access to both mobile and fixed network customers. The license has recently been renewed and is valid until April 2013. Partner began supplying commercial ISP services at the end of 2008.

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

The Company has adopted Financial Accounting Standards “SFAS” No. 141, Business Combinations. In accordance with FAS 141 when a corporation and one or more incorporated or unincorporated businesses are combined into one entity, the purchase price paid by an acquiring entity should be allocated to the identifiable individual assets acquired and liabilities assumed based on their fair values, with the remaining unallocated purchase price recorded as goodwill.

The fair value of the acquisition was NIS 106 million. In accordance with SFAS 141, since the fair value exceeds the purchase price, the excess of fair value over the purchase price was allocated pro-rata between the acquired tangible and intangible assets.

The Company allocated the purchase price paid for Med 1‘s transmission activity as follows (see also note 1: e, f):

	NIS in thousands	Estimated total useful life before change in estimate	Estimated total useful life after change in estimate	Remaining useful life after change in estimate

Fixed assets (*)	52,632	10 years	20 years	15 years
Customer Relationships
with Carriers	10,669	7 years	No change	No change
Customer Relationships
with Business Customers	7,824	5 years	No change	No change

	71,125

(*) Refer to e(4) below.

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

Regarding change in estimate during Q4 2008 see also note e.

Functional currency and reporting currency

The functional currency of the Company and its subsidiary and Partnership (together – The Group) is the local currency New Israeli Shekels – NIS. The consolidated financial statements have been drawn up on the basis of the historical cost of Israeli currency and are presented in NIS.

Convenience translation into U.S. dollars (“dollars” or “USD”)

The NIS figures at December 31, 2008 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at April 21,2009 (USD 1 = NIS 4.214). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

Accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

The Company has decided to adopt the International Financial Reporting Standards (IFRS) from Q1 2009.

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary and Partnership.

2)	Intercompany balances and transactions between the Group’s entities have been eliminated.

c.	Inventories

Inventories of cellular telephones (handsets), accessories and inventory related to ISP are stated at the lower of cost or estimated net realizable value. Cost is determined on the “first-in, first-out” basis.

The Company determines its allowance for inventory obsolescence and slow moving inventory, based upon expected inventory turnover, inventory aging and current and future expectations with respect to product offerings.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

d.	Non-marketable securities

These investments are stated at cost, less provision for impairment losses. The balance of these investments is fully impaired.

e.	Fixed assets:

1)	These assets are stated at cost.

2)	Direct consultation and supervision costs and other direct costs relating to setting up the Company’s communications network and information systems for recording and billing calls are capitalized to cost of the assets.

3)	Interest costs in respect of loans and credit which served to finance the construction or acquisition of fixed assets – incurred until installation of the fixed assets is completed – are capitalized to cost of such assets.

4)	Assets are depreciated by the straight-line method, on basis of their estimated useful life.

Number of years of depreciation are as follows (**):

	Before change in estimate	After change in estimate	Remaining useful life after change in estimate
years

Communications network: (*)
Physical layer and infrastructure	5 - 10	10 - 25	1 - 25
	(mainly 7)	(mainly 15, 10)	(mainly 8- 20)
Other Communication network	5 - 10	3 - 15	1 - 15
	(mainly 7)	(mainly 7, 10, 15)	(mainly 3- 10)
Computers, hardware and software for
information systems	3-7	3-10	1-10
		(mainly 3-5)	(mainly 3-5)
Office furniture and equipment	7-15	7-10	1-10
(mainly 4-7)
Optic fibers (see note 1a(3)) and related assets	10-15	7-25	7-25
		(mainly 20, 25)	(mainly15, 20,25)

(*)	See 7 below.

Leasehold improvements are amortized by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful life (5-10 years) of the improvements, whichever is shorter.

(**)	As part of the Company’s transition to IFRS commencing January 1, 2009, the Company examined, among other matters, the remaining estimated useful lives of its fixed assets. As a result of this examination the Company revised the estimated useful lives of its fixed assets, commencing October 1, 2008. As a result of this change, the net income for the year ended December 31, 2008 increased by NIS 6.4 million and earnings per share basic and diluted for the same period increased by NIS 0.04.

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

The cost of internal-use software which has useful life in excess of one year is capitalized in accordance with Statement of Position (SOP) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized using the straight-line method over a period of 3 to 10 years.

7)	On December 20, 2007 the Company entered into an agreement (the “Agreement”) with LM Ericsson Israel Ltd. (“Ericsson”), for the replacement of third party 3G radio equipment existing in Partner’s network, and for additional investment in the 3G network in addition to the support and maintenance of the Company’s network for a period of three years.

The Company allocated the purchase price of USD 65 million to the above deliverables based on their relative fair values. Of this amount, USD 6.6 million related to support and maintenance of the Network. During the year 2008, it was agreed to add to the above agreement equipment in the value of USD 4 million.

The purchase price is after deduction of commercial discounts, some of which contingent upon future negotiations for further purchases of purchase of services that are probable.

The replacement process is scheduled to take place during a period ending no later than June 30, 2011. The main part of the replacement took place during 2008.

Following the agreement, in accordance with Financial Accounting Standards No. 144 (FAS 144), “Accounting for the Impairment or Disposal of Long Lived Assets”, the Company, on December 20, 2007, reviewed the communication network for impairment, in order to assure that the carrying amount of the fixed assets is recoverable. No impairment loss was required. Following the impairment test, the Company accelerated the estimated useful life of the equipment to be replaced (in the depreciated amount of approximately NIS 136 million) to the period it is anticipating that the actual replacement will take place. As of December 31, 2008 a significant portion of the 3G radio equipment was replaced.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Fixed assets (continued):

As a result of the above change related to the transaction with Ericsson in 2008 the depreciation expenses increased by NIS 74 million (included in cost of service revenues), net income decreased by NIS 54 million and earnings per share, basic and diluted, decreased by NIS 0.35, compared with the figures prior to the acceleration of depreciation.

The subsequent accounting treatment of the various elements is as follows:

(a)	Network equipment – the amount attributed will be depreciated over its estimated useful life according to the straight line method.

(b)	Support and maintenance services – the amount attributed will be expensed – on a straight line method – over the support and maintenance services agreement period (three years).

f.	Licenses, deferred charges and other intangible assets:

1)	Licenses:

The license to operate a cellular telephone network (see also 1a(2) above) is stated at cost and is amortized by the straight-line method over the utilization period of the license starting January 1, 1999.

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

The license for providing transmission services (see also 1a(2) above) is stated at cost and is amortized by the straight-line method over the utilization period of the license, starting in January 2007. The license is for a period of 20 years.

2)	Customer relationships relating to Med-1 fiber optic acquisition are amortized over the estimated useful life which is 5-7 years. (see also 1a(3) above).

3)	Deferred charges:

a)	Costs relating to the obtaining of long-term credit lines are deferred and amortized using the effective interest rate determined for the borrowing transactions over the life of the line of credit.

b)	Issuance costs relating to Notes payable (see note 5) are amortized using the effective interest rate stipulated for the Notes.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Impairment of long-lived assets

The Company has adopted FAS 144. FAS 144 requires that long-lived assets, including certain intangible assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets written down to their estimated fair values. See also 1e.

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

Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables” addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. EITF Issue 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. Based on EITF 00-21, the Company determined that the sale of handsets with accompanying services constitutes a revenue arrangement with multiple deliverables. Accordingly consideration received for handsets, up to their relative fair value, that is not contingent upon the delivery of additional items (such as the services), is recognized as equipment revenues, when revenue recognition criteria for the equipment as stated above are met. Consideration for services is recognized as services revenue, when earned.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Concentration of credit risks – allowance for doubtful accounts

The Company’s revenues are derived from a large number of customers. Accordingly, the Company’s trade balances do not represent a substantial concentration of credit risk. An appropriate provision for doubtful accounts is included in the accounts of the Company. The allowance charged to expenses (including bad debts), determined as a percentage of specific debts doubtful of collection, based upon historical experience and future expectations, for the years ended December 31, 2006, 2007 and 2008 totaled NIS 26,470,000, NIS 43,770,000 and NIS 91,486,000 (USD 21,171,000) (see note 11a), respectively.

The cash and cash equivalents as of December 31, 2008 are deposited mainly with leading Israeli banks. Therefore, in the opinion of the Company, the credit risk inherent in these balances is remote, and is assessed periodically.

l.	Sale of Receivables

In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities (the FSP). This FSP is effective for all public entities’ financial statements issued for fiscal years and interim periods ending after December 15, 2008.

During 2008, the Company factored most of its long-term trade receivables resulting from sales of handsets by credit cards. The factoring was executed through clearing company, on a non-recourse basis. The sale of accounts receivable was recorded by the Company as a sales transaction under the provisions of Statement of Financial Accounting Standards No.140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.

The resulting costs were charged to “financial expenses-net”, as incurred. During the year the Company sold NIS 290 million (USD 69 million) long-term trade receivables.

m.	Handsets warranty obligations

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

n.	Advertising expenses

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2006, 2007 and 2008 totaled NIS 105,035,000, NIS 115,835,000 and NIS 102,855,000 (USD 24,408,000), respectively.

o.	Deferred income taxes

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

p.	Uncertainty in Income Taxes

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

The Company’s policy to include interest and penalties relating to uncertain tax positions, within the provision for income taxes has not changed as a result of implementing FIN 48 (see also note 9h).

q.	Foreign currency transactions and balances

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

Decrease (increase) in fair value of derivative instruments are presented as part of cash flows from operating activities in the Company’s consolidated statements of cash flows.

s.	Treasury shares:

Treasury shares acquired by the Company are presented as a reduction of shareholders’ equity, at their cost to the Company.

t.	Earning Per Share (EPS):

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the years, net of treasury shares.

Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury-stock-method.

u.	Share based payment:

Prior to January 1, 2006, the Company accounted for employees share-based payment under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25 –“Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

u.	Share based payment (continued):

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

v.	Asset retirement obligations

The Company recognizes a liability in respect of asset retirement obligation (ARO) associated with the retirement of a tangible long lived asset in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset.

The ARO is recorded at fair value, and the accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash out flows discounted at the Company’s credit-adjusted risk-free interest rate.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

v.	Asset retirement obligations (continued):

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

The Company is subject to asset retirement obligations associated with its cell sites operating leases. These lease agreements contain clauses requiring restoration of the leased site at the end of the lease term, creating asset retirement obligations, see also note 11e.

w.	Fair Value Measurement:

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), and the related effective FSPs. SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

SFAS157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs.

The pronouncements defining fair value hierarchy consist of the following three levels:

Level 1 –	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 –	Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 –	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

w.	Fair Value Measurement (continued):

The adoption of SFAS 157 and the related FSP’s did not have a material effect on the Company’s consolidated financial position and operating results.

In addition, effective January 1, 2008, the Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, including an amendment of FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” which permits an entity to measure certain financial assets and financial liabilities at fair value. The Company has not elected the fair value option to any eligible assets or liabilities. Thus, the adoption of this Statement did not affect the company’s consolidated financial position and operating results.

For further disclosure, see note 10c .

x.	Recently issued accounting pronouncements:

1)	In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance and income tax uncertainties. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early application is prohibited. The Company will be required to adopt SFAS 141(R) on January 1, 2009. The Company is currently assessing the impact, if any, that SFAS 141(R) may have on its results of operations and financial position.

2)	In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51” (“SFAS 160”).

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

x.	Recently issued accounting pronouncements (continued):

SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interests. SFAS 160 is effective for fiscal years (including interim periods within those fiscal years) beginning on or after December 15, 2008. Earlier adoption is prohibited. The statement shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirement which shall be applied retrospectively for all periods presented. The Company will be required to adopt SFAS 160 on January 1, 2009. The Company is currently assessing the impact, if any, that SFAS 160 may have on its results of operations and financial position.

3)	In February 2008, the FASB issued FSP FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions (FSP FAS 140-3). The FSP provides guidance for determining whether an initial transfer of a financial asset and a repurchase financing should be considered a linked transaction for the purposes of assessing whether sale accounting is appropriate under FASB Statement 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities (FAS 140).

The FSP is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact, if any, of the adoption of FSP FAS 140-3 on its financial position, results of operations or cash flows.

4)	In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133,”(SFAS “161”) as amended and interpreted, which requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. Disclosing the fair values of derivative instruments and their gains and losses in a tabular format provides a more complete picture of the location in an entity’s financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November15, 2008. The Company is currently assessing the impact, if any, that FAS 161 may have on its results of operations and financial position.

5)	On October 10, 2008 the FASB issued FSP No. FAS 157-3: guidance clarifying how FASB Statement No. 157, Fair Value Measurements (FAS 157), should be applied when valuing securities in markets that are not active.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

x.	Recently issued accounting pronouncements (continued):

In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157". FSP FAS 157-2 delays the effective date of SFAS No. 157 from 2008 to 2009 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

The Company is currently assessing the impact, if any, that SFAS No. 157 may have on its results of operations and financial position.

6)	In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 is effective for financial statements issued for years beginning after December 15, 2008. The Company is currently evaluating the impact, if any, of the adoption of FSP FAS 142-3 on its financial position, results of operations or cash flows.

7)	Effective January 1, 2008, the Company adopted FASB Staff Position No. FAS 140-4 and FIN 46(R)-8,“Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities”, (“the FSP”). Since the pronouncement is related to disclosure only, it did not have an effect on the consolidated financial statements. See note 1l.

y.	Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation. The change is immaterial.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – FIXED ASSETS:

a.	Composition of fixed assets – net, is as follows:

	December 31
	2007	2008	2008
	NIS		Convenience translation into dollars
	In thousands

Communications network	4,070,401	4,321,294	1,025,462
Computers, hardware and software for
information systems	837,995	909,170	215,750
Optic fibers and related assets	130,450	238,045	56,489
Office furniture and equipment	41,751	49,019	11,632
Leasehold improvements	262,121	277,047	65,744

	5,342,718	5,794,575	1,375,077
Less - accumulated depreciation and amortization	3,615,056	4,038,344	958,316

	1,727,662	1,756,231	416,761

The cost of communication network in the amount of approximately NIS 2 billion is fully depreciated and still in use.

Depreciation and amortization in respect of fixed assets totaled NIS 529,560,000, NIS 509,568,000 and NIS 560,052,000 (USD 132,903,000) for the periods ended December 31, 2006, 2007 and 2008, respectively. As to change in estimate, refer to note 1e4 and 1e7.

b.	Fixed assets include interest expenses, direct consultation and supervision costs and other direct costs of establishing the cellular communications network and information systems, which were capitalized (before commencing full commercial operations or utilization of the related fixed assets) in respect of:

	December 31
	2007	2008	2008
	NIS		Convenience translation into dollars
	In thousands

Communications network	96,939	96,939	23,005
Computers, hardware and software for information systems	15,920	24,182	5,738

	112,859	121,121	28,743
L e s s - accumulated depreciation	91,233	95,588	22,683

Depreciated balance	21,626	25,533	6,059

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – LICENSES, DEFERRED CHARGES AND OTHER INTANGIBLE ASSETS:

	December 31
	2007	2008	2008
	NIS		Convenience translation into Dollars
	In thousands

Licenses (note 1a(2))	2,048,843	2,048,843	486,199
Less - accumulated amortization	931,944	1,011,418	240,014

	1,116,899	1,037,425	246,185

Customers relationship	18,493	18,493	4,388
Less - accumulated amortization	4,620	7,709	1,829

	13,873	10,784	2,559

Deferred charges - in respect of obtaining:
Long-term credit lines	69,816	69,816	16,568
Notes payable	34,265	34,265	8,131

	104,081	104,081	24,699
Less - accumulated amortization	80,927	91,787	21,781

	23,154	12,294	2,918

	1,153,926	1,060,503	251,662

License amortization expenses for the years ended December 31, 2006, 2007 and 2008 totaled, NIS 79,395,000 , NIS 79,470,000 and NIS 79,474,000 (USD 18,860,000), respectively. Amortization expenses on deferred charges for the years ended December 31, 2006, 2007 and 2008 totaled NIS 11,950,000 , NIS 11,297,000 and NIS 10,860,000 (USD 2,577,000), respectively.

Amortization expenses on customers relationship for the years ended December 31, 2006, 2007 and 2008 totaled NIS 1,529,000 , NIS 3,091,000 and NIS 3,089,000 (USD 733,000), respectively.

The expected amortization expenses of the license and customers relationship for the next five years are as follows:

	NIS	Convenience translation into dollars
	In thousands

Year ended December 31:
2009	89,114	21,147
2010	86,371	20,496
2011	83,567	19,831
2012	81,158	19,259
2013	80,231	19,039

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – LONG-TERM BANK LOANS

The Company has a senior credit facility with Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd., in which United Mizrahi Bank Ltd. also participates. The facility is divided into two tranches: a USD 150 million term loan facility (“Facility A”) and a USD 100 million revolving loan facility (“Facility B”), both expiring on September 1, 2009.

As of December 31, 2008 Facility A was reduced completely according to the credit facility agreement, aside from the advanced amount of approximately USD 6 million. On March 31, 2009 the advance is expected to be repaid and the remaining sum of approximately USD 3 million is expected to be repaid on June 30, 2009. No further amounts can be drawn on facility A. Facility B was reduced to USD75 million.

The credit facility is a US dollar denominated facility, and advances may be drawn in US dollars and New Israeli Shekels, as set forth in c below.

a.	Status of the credit facility at December 31, 2008 is as follows:

	Total availability	Amounts drawn	Amounts available for drawing
	US Dollars in millions

Facility A	6	6	-
Facility B	75	-	75

	81	**6	75

**	The difference between the amounts displayed is the difference in exchange rates between the date the amounts were drawn and that at the balance sheet date. Presented as part of Current maturities of long-term liabilities and short term loans.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – LONG-TERM BANK LOANS (continued)

b.	The amounts outstanding, classified by linkage terms and interest rates, are as follows:

	December 31
	2007	2007
	Weighted average interest rates	Amount
	%	NIS
		In thousands

In NIS - linked to the Israeli
consumer price index (CPI)*	5.6	21,463

		21,463
Less - current maturities		21,463

		-

*	Linkage terms apply both to principal and interest.

c.	Facilities A and B, may be drawn in NIS or US dollars, provided that the amount of principal outstanding in US dollars under the credit facility with respect to each participating lender shall not exceed 10% of that lender’s total commitment unless otherwise agreed in advance.

d.	There is a range of options as to how interest is calculated on borrowings under the credit facility. These options include fixed and variable rates, based upon the lending rates of each participating banks with a margin of 0.85%.

e.	Under the credit facility the Company is required, inter alia, to fulfill certain operational conditions and to maintain certain financial ratios. If the Company defaults on the covenants, the banks are entitled to demand early repayment of the credit facility – in whole or in part. Under the credit facility. The Company believes that it is in compliance with all covenants stipulated in the credit facility.

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

On December 31, 2008, the Notes closing price was 110.46 points par value. The fair value of the note as of December 31, 2007 and 2008 was NIS 2,121,745 thousands and NIS 2,168,869 thousands ( USD 514,682 thousands), respectively.

Commission fees and offering expenses in respect of the offering of the Notes totaled approximately NIS 34 million. These expenses are presented as deferred charges and the amortization in respect thereof is included in “financial expenses, net”.

b.	The amounts outstanding are as follows:

	December 31
	2007	2008	2008
	NIS		Convenience translation into Dollars
	In thousands

Total amount	2,072,636	2,166,303	514,073
Less - current maturities		541,576	128,518

	2,072,636	1,624,727	385,555

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – NOTES PAYABLE (continued):

c.	The minimum payments, at rates in effect at December 31, 2008, are as follows:

	NIS	Convenience translation into dollars
	I n t h o u s a n d s

Year ended December 31:
2009	541,576	128,518
2010	722,101	171,358
2011	722,101	171,358
2012	180,525	42,838

	2,166,303	514,073

d.	The Company intends to fund the repayment of its current portion of its notes payable (NIS 542 million) through additional bank loans or via the issuance of new corporate notes.

NOTE 6 – LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company’s severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month’s salary for each year worked), is reflected by the balance sheet accrual under the “liability for employee rights upon retirement”. The Company records the liability as if it was payable at each balance sheet date on an undiscounted basis. The liability is partly funded by purchase of insurance policies and the amounts funded are included in the balance sheet under investments and long-term receivables, as “funds in respect of employee rights upon retirement”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the employees.

b.	The severance pay expenses for the years ended December 31, 2006, 2007 and 2008 were approximately NIS 33 million, NIS 54 million and NIS 32 million (approximately USD 8 million), respectively.

c.	Cash flows information regarding the Company’s liability for employee rights upon retirement:

The Company expects to contribute NIS 27 million (USD 6 million) in respect of severance pay in 2009.

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

The royalty expenses for the periods ended December 31, 2006, 2007 and 2008 were approximately NIS 114,462,000, NIS 96,799,000 and NIS 68,160,000 (USD 16,175,000), respectively, and are included under “cost of services revenues”.

2)	Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. The Company paid a total amount of approximately NIS 55 million, NIS 55 million and NIS 55 million (USD 13 million), for the years 2006, 2007 and 2008, respectively. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due.

3)	Operating leases

The Company has entered into operating lease agreements as follows:

a)	Lease agreements for its headquarters facility in Rosh Ha’ayin for a fifteen-year period (until 2018). The Company has an option to shorten the lease periods by 3.5 to 8.5 years. The rental payments are linked to the Israeli CPI.

b)	Lease agreements for service centers and retail stores for a period of two to five years. The Company has an option to extend the lease periods for up to twenty years (including the original lease periods). The rental payments are linked partly to the dollar and partly to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

c)	Lease agreements in respect of cell sites throughout Israel are for periods of two to three years. The Company has an option to extend the lease periods up to ten years (including the original lease periods). The rental payments fees are partly linked to the dollar and are partly linked to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

a.	Commitments (continued):

d)	Operating lease agreements in respect of vehicles are for periods of three years. The rental payments are linked to the Israeli CPI.

e)	The minimum projected rental payments (including the payments in the periods of the reasonably assured option terms) for the next five years, at rates in effect at December 31, 2008, are as follows:

	NIS	Convenience translation into dollars
	In thousands

Year ended December 31:
2009	211,733	50,245
2010	173,072	41,071
2011	144,440	34,276
2012	125,411	29,761
2013	109,269	25,930
2014 and the reafter	419,709	99,598

	1,183,634	280,881

f)	The rental expenses for the years ended December 31, 2006, 2007 and 2008 were approximately NIS 198 million, NIS 205 million, and NIS 233 million (USD 55 million), respectively.

4)	At December 31, 2008, the Company is committed to acquire fixed assets, for approximately NIS 219 million (approximately USD 52 million).

5)	At December 31, 2008, the Company is committed to acquire handsets for approximately NIS 156 million (approximately USD 37 million).

6)	As to cost sharing agreement with Hutchison Telecommunications Limited, see note 12b. As to an agreement with H3G PROCUREMENT SERVICES S a’R.L, see note 12c.

7)	As to the Agreement with LM Ericsson Israel Ltd. See note 1e7.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

b.	Contingent Liabilities:

1)	On April 13, 2003, a claim was filed against the Company and other cellular telecommunication companies, together with a request to recognize this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 120 million (if the court rules that no fee should have been collected) or alternatively NIS 90 million (if the court rules that the fees are excessive).

At this stage, and unless and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

2)	On August 8, 2006, a claim was filed against the Company and other cellular telecommunication companies together with a request to recognize this claim as a class action for collecting undue payment from its customers on calls to land line companies when the receiver of the call hangs up first. The amount of the claims against all the defendants is estimated at approximately NIS 100 million for the seven year period leading up to the filing of the claim.

At this stage, and unless and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

3)	In August 2006 the Company, together with the other cellular operators, submitted a request to hold an urgent hearing, and a motion for an order nisi against the Government of Israel and the Minister of Communications to explain why they do not act immediately to postpone the date for implementing and activating the number portability plan from September 1, 2006, as provided in the Communications law (Bezeq and Broadcasts) – 1982 (“the Communications Law”).

On December 18, 2007 the request was dismissed.

On January 25, 2007 a claim of NIS 10.61 billion, together with a request for a certification as a class action, was filed against the Company and against other cellular and land-line telecommunication companies.

The claim was that the defendants had not implemented number portability and were in violation of the Communication Law, mandating the implementation of telephone number portability on September 1, 2006. It was claimed that the defendants harmed the claimants and consumers of telephone services in general.

The claimants demanded NIS 1,000 for each of the Company’s 2,626,000 related subscribers for a total demand of approximately NIS 2,600 million.

On March 5, 2008 the claim was dismissed.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

4)	On February 27, 2007, a claim was filed against the Company and two other cellular telecommunication companies together with a request to recognize this claim as a class action. The claim is for sums that were allegedly overcharged in breach of the Company’s licenses, based on intervals larger than the intervals the defendants were allegedly authorized to charge under their licenses, for calls initiated or received by the subscribers while abroad. If the claim is recognized as a class action, the total amount claimed from the defendants is estimated by the plaintiffs to be approximately NIS 449 million, of which, approximately NIS 88 million is attributed to the Company.

At this stage, and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

5)	On July 3, 2007 a claim was filed against the Company together with a request to recognize this claim as class action. The claim alleges that the Company over- billed one million subscribers. The amount of the claim against the Company is approximately NIS 1.5 billion.

On April 16, 2008 the claim was dismissed.

6)	On August 9, 2007, a claim was filed against the Company, together with a request to recognize this claim as a class action. The claim is that the Company discontinues providing services to Prepaid subscribers that have not used their number for a period of thirteen months and transferred the number to other subscribers. The claimants allege that this violates the terms of the Company’s license as well as the requirements against deception and the disclosure requirements in the Consumer Protection Law.

If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 197 million.

At this stage, and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

7)	On September 19, 2007, a claim was filed against the Company and two other cellular operators, together with a request to recognize this claim as a class action.

The claim alleged that the Company charged subscribers for SMS messages sent to certain intended recipients who cannot receive such messages, and that the Company misled subscribers who sent such messages by network notification that the messages had been sent.

If the claim is recognized as a class action, the total amount claimed from the defendants is estimated by the plaintiffs to be approximately NIS 183 million.

On July 2, 2008, following the agreed upon request of the plaintiffs to withdraw their claim, the claim was dismissed with prejudice, and a request for the certification of the claim as a class action was dismissed without prejudice.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

The Company agreed, without prejudice as a matter of costumer relations service that, in cases of failure of receipt of a message by a certain intended recipients, no fee shall be charged and a network notification of such failure will be provided. Further, the Company agreed to refund its subscribers who had been charged for such sent but unreceived messages for certain intended recipients.

8)	On November 19, 2007 a claim and a motion to certify the claim as a class action was filed against the Company for alleged unlawful collection of payments from customers, for content services that the customers did not ask for. Alternatively the plaintiff claims that the Company has not revealed to its subscribers the full details about these services.

The plaintiff’s claim is for a period of 3 years. The total amount of the claim is NIS 381 million.

On April 1, 2009 the Court decided to approve the motion and dismissed the claims and the class action.

9)	On December 17, 2007 a claim and a motion to certify the claim as a class action was filed against the Company and two other cellular communications companies.

The plaintiffs allege that cell sites were erected near their properties illegally, causing environmental damage. They seek various remedies, including removal of all alleged illegal devices, and a sum of NIS 1 billion (1,000 NIS per person times 1 million people allegedly effected) that would be given to a fund managed by environment and cellular specialists

At this stage, and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

10)	On November 29, 2007 a petition was filed in the Supreme Court against the Minister of Communications, the Attorney General in the Ministry of Communications and the Chief Executive Officer in the Ministry of Communications, and also against the Company (as well as two other cellular communications companies) as formal respondents.

The petition deals with the decision of the Minister of Communications according to which cellular companies are not allowed to market programs that include limitation to 1 minute minimum (programs that charge the subscriber for the whole first minute even if he used only a part of it).

The petitioner’s motion is to implement the above mentioned decision retroactively and alternatively to instruct the cellular companies to forfeit the fines they collect from customers who wish to leave these programs.

At this stage the court has yet to order the cellular companies to respond to the petition.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

11)	On March 23, 2008, a claim and a motion to certify the claim as a class action were filed against the Company. The claim is that the Company overcharges subscribers for calls and that the subscribers’ bill includes incorrect and unclear information.

The total amount to be claimed under the class action is not estimated by the plaintiff.

At this stage, and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

12)	On June 26, 2008, a claim and a motion to certify the claim as a class action were filed against the Company. The claim is that the Company is charging consumers for providing special numbers, allegedly in breach of the Company’s license.If the claim is recognized as a class action, the total amount claimed from the defendants is estimated by the plaintiffs to be approximately NIS 90 million.

At this stage, and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

13)	On January 19, 2009, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company mislead its customers who purchased a particular model of handset by not highlighting the fact that there were faults with certain of that model’s functions and not offering replacement models free of additional obligation. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 70 million.

At this stage, and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

14)	On March 24, 2009, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company should not have charged its subscribers for various different services under certain circumstances. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 1,250 million.

At this stage, and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

15)	On April 22, 2009, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charges certain subscribers for certain calls not according to their rate plan. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 187 million.

At this stage, and until the claim is recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

16)	Additional claims were filed against the Company, together with a request to recognize these claims as class actions. The total amount of the claims against the Company is estimated at approximately NIS 265 million.

At this stage, and until the claims are recognized as a class action, the Company and its legal counsel are unable to evaluate the probability of success of such claims and therefore no provision has been made.

17)	On May 20, 2008 Ministry of Communications (MOC) informed the Company that following an audit of the MOC by the State Comptroller they are reconsidering the Company’s continued use of the frequency band and claiming payment for its past use (which according to the MOC claims is approx NIS 42.5 million).

The MOC has requested that the Company present its position on the issue for consideration, before the MOC renders its final decision.

The frequency band in question was initially allocated for the use of a Palestinian mobile operator in the Palestinian-administered areas. The Company’s position is that it is entitled to use this band since it is based upon an agreement with the Palestinian operator, which has been endorsed by the MOC.

The Company’s position is that no additional consideration for the use of this band, should be paid, and therefore intends to defend its position vigorously.

The Company has filed its position on the issue.

At this stage, the Company is unable to evaluate the potential liability, if any, and therefore no provision has been made.

18)	Section 197 of the Building and Planning Law states that a property owner has the right to be compensated by a local planning committee for reductions in property value as a result of a new building plan.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES (continued):

Between January 3, 2006 and December 31, 2008 the Company provided the local authorities with 307 indemnification letters as a pre-condition for obtaining building permits.

Due to the fact that an enactment of law regarding this matter is not yet in place, at this stage the extent of the Company’s exposure from granting such indemnification letters cannot be evaluated.

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

19)	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company, its result of operations and cash flows. The accounts do not include a provision in respect thereof.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY:

a.	Share capital:

The Company’s shares are traded on the Tel-Aviv stock exchange (TASE) and in the form of American Depository Receipts (“ADRs”), each represent one ordinary share, on the NASDAQ National Market (“Nasdaq – NM”). During 2001, the Company listed its shares in the TASE according to the dual listing regulations.

Under the provisions of the license granted to the Company (note 1a(2)), restrictions are placed on transfer of Company shares and placing liens thereon. The restrictions include the requirement that the advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company’s shares to a third party.

On February 6, 2008, the Company’s Board of Directors approved a share buyback of up to NIS 600 million in 2008. Through December 31, 2008 the Company purchased 4,467,990 shares at the cost of NIS 351 million. In view of the significant market turbulence, the Board of Directors subsequently suspended the share buy-back plan.

In accordance with Israeli Companies Law, Company shares that have been acquired and are held by the Company are dormant shares as long as they are held by the Company, and as such they do not bear any rights until they are transferred to a third party.

b.	Employee’s stock option plans:

1)	a.	On March 3, 1999, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “1998 Plan”), pursuant to which 5,833,333 ordinary shares were reserved for issuance upon the exercise of 5,833,333 options to be granted to key employees without consideration. In 2000, options to purchase 729,166 shares were transferred to the 2000 plan which left options to purchase 5,104,167 shares remaining in the 1998 plan. Through December 31, 2008 – 5,505,557 options have been granted pursuant to the 1998 Plan, of which 4,908,411 options have been exercised and 597,139 options were forfeited and 7 expired (options forfeited and expired were available for subsequent grants).

The options vest in five equal annual batches over a period of five years from the beginning of employment of each employee, unless otherwise provided in the grant instrument, provided the employee is still in the Company’s employ. An option not exercised within 8 years from the date of its allotment shall expire. The exercise price per share of the options granted through December 31, 2000, which is denominated in dollars, is USD 0.343. During 2002, the Company granted options under the 1998 Plan in accordance with the terms of the 2000 plan, including the exercise price, vesting schedule and expiration date (see b. below).

As of December 2008 all options that were not exercised or granted expired.

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

Through December 31, 2008 – 5,317,555 options were granted pursuant to the 2000 Plan, of which 3,675,172 options have been exercised, 1,395,333 options were forfeited and 102,250 expired (options forfeited and expired were available for subsequent grants).

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

On 26 March 2008, the Board of Directors of Partner Communications approved the termination of the 1998 Plan, the 2000 Plan and 2003 Amended Plan. Since then, no further share options were granted under these three plans, and all outstanding share options thereunder will remain valid and bear all terms and conditions of the relevant option plans.

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

On March 26, 2008, the 2004 Share Option Plan was amended by the Board of Directors to include the following material amendments for new grants: to increase the total number of the Company’s shares reserved for issuance upon exercise of all options granted under the 2004 Share Option Plan by 8,142,000 shares; to introduce the acceleration of option vesting and exercisability in the event of a change of control or voluntary winding up; and to allow, upon compliance with certain conditions, the “cashless” exercise of vested options, according to which, upon exercise by the option holder of a given number of options, but without payment of the exercise price, the option holder would receive from the Company only the number of shares whose aggregate market value equals the economic gain which the option holder would have realized by selling all the shares purchased at their market price, net of the option exercise price.

On February 23, 2009, the 2004 Share Option Plan, was further amended by the Board of Directors (the “Plan Amendments”) to include the following two material amendments: (i) with respect to options granted on or after February 23, 2009, the date of approval of the Plan Amendments by the Board of Directors (the “Board Approval”),a dividend-adjustment mechanism, reducing the exercise price of such options following each dividend distribution in the ordinary course and with respect to all options granted under the 2004 Share Option Plan, following each dividend distribution other than in the ordinary course in an amount in excess of 40% (forty percent) or of another percent resolved by the Board of Directors, of the Company’s net income for the relevant period, a dividend adjustment, reducing the exercise price by an amount determined by the Board of Directors; and (ii) with respect to options granted on or after the Board Approval date, provisions authorizing the Board of Directors to allow option holders to exercise their vested options during a fixed period, only through a cashless exercise procedure, pursuant to which each vested option will entitle its holder to the right to purchase Ordinary Shares (subject to the adjustments). The Plan Amendments are subject to, and conditional upon, the relevant approvals in the general meetings of the shareholders of Partner, Hutchison Telecommunications International Limited and Hutchison Whampoa Limited respectively.

In March 2009 the Board of Directors approved the grant of 2,530,000 options to senior officers. The options are subject to the Plan Amendments with respect to the Dividend Adjustment Mechanism and the Cashless Exercise. The exercise price of options granted is equal to the average of the closing sale price of Ordinary Shares during the 30 trading days before the date the allocation is finally approved by the Board of Directors.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

Through December 31, 2008 – 7,127,000 options have been granted to Company’s employees pursuant to the 2004 Plan, of which 3,537,849 options have been exercised, 1,498,139 options were forfeited and 4,625 options expired (options forfeited and expired are available for subsequent grants).

As of December 31, 2008 – 8,292,764 of the 2004 Plan remain ungranted.

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

The Company will recognize these expenses during 2009 for tax purposes.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

2)	Following is a summary of the status of the plans as of December 31, 2006, 2007 and 2008 and the changes therein during the years ended on those dates:

	Year ended December 31
	2006		2007		2008
	Number	Weighted average exercise price*	Number	Weighted average exercise price*	Number	Weighted average exercise price*
		NIS		NIS		NIS

Balance outstanding at beginning
of year	7,066,805	25.85	5,072,874	27.78	2,863,818	36.06
Changes during the year:
Granted**	596,000	33.18	841,000	53.33	76,000	66.05
Exercised	(1,987,930)	22.72	(2,804,553)	27.00	(566,614)	29.38
Forfeited	(598,875)	27.14	(244,000)	27.33	(142,014)	29,62
Expired	(3,126)	26.73	(1,503)	26.69	(3)	1.27

Balance outstanding at end of year	5,072,874	27.78	2,863,818	36.06	2,231,187	39.21

Balance exercisable at end of year	2,377,249	26.57	624,693	28.24	1,031,312	33.64

*	Includes options under the 1998 Plan, the exercise price of which is weighted based on the applicable date’s NIS – dollar exchange rate.

**	Below market price.

***	The total intrinsic value of options exercised during 2006, 2007 and 2008 is, NIS 36.8 million , NIS 100.3 million and NIS 26.8 million respectively.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during 2006, 2007 and 2008 is NIS 10.82 , NIS 12.50 and NIS 14.46 (USD 3.43), respectively. The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 2006 – 6.14%, 2007 5.69% and 2008 6.21%; expected volatility of 39%, 26% and 24%, respectively; risk-free interest rate: 2006 – 5.5%, 2007 –4.1%, 2008 – 4.3%; weighted average expected life: 2006 – 5 years 2007 – 4 years and 2008-3 years. The expected volatility is based on a historical volatility, by statistical analysis of the daily share price for periods corresponding the option’s expected life. The expected life is expected length of time until expected date of exercising the options, based on historical data on employees’ exercise behavior and anticipated future condition.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

The annual tax benefit regarding the exercised options during the years 2006, 2007 and 2008 is NIS 7.8 million, NIS 7.6 million and NIS 1.7 million (USD 0.4 million), respectively.

Total compensation cost for share-based payment arrangements recognized in income during the years 2006, 2007 and 2008 was NIS 21.0 million, NIS 16.8 million and NIS 8.7 million ($ 2.1 million), respectively. Total recognized tax benefit related thereto during the years 2006, 2007 and 2008 was NIS 6.7, NIS 6.0 and NIS 2.2 million ($ 0.5 million), respectively. There were no capitalized share-based compensation costs at December 31, 2006, 2007 and 2008.

As of December 31, 2008, there was NIS 4.9 million of total unrecognized compensation cost (net of forfeitures) related to non-vested share-based compensation arrangements granted under the plans. The weighted average remaining life of the unrecognized compensation cost is 1.3 years.

The following table summarizes information about options outstanding and exercisable at December 31, 2008:

Options outstanding
Range of exercise prices	Number outstanding at December 31, 2008	Weighted average of exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
NIS		NIS	Years	NIS in thousands

17.25-21.72	41,500	19.64	1.9	1,737
26.74	648,779	26.74	5.8	22,552
27.35	103,300	27.35	1.2	3,528
30.73-42.10	845,608	36.31	7.4	21,297
57.96-66.05	592,000	60.46	8.6	1,384

	2, 231,187	39.21	6.9	50,498

Options exercisable
Range of exercise prices	Number exercisable at December 31, 2008	Weighted average of exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
NIS		NIS	Years	NIS in thousands

17.25-21.72	41,500	19.64	1.9	1,737
26.74	442,529	26.74	5.8	15,383
27.35	103,300	27.35	1.2	3,528
30.73-42.10	298,483	35.09	7.2	7,883
57.96-66.05	145,500	60.15	8.6	360

	1,031,312	33.64	5.9	28,891

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – SHAREHOLDERS’ EQUITY (continued):

c.	Dividends

During the years 2006, 2007 and 2008 the Company distributed to its shareholders a cash dividend in the amount of NIS 307 million (NIS 2 per share), NIS 631 million (NIS 4.03 per share) and NIS 941 million (NIS 6.06 per share), respectively out of which approximately NIS 18 million (7 million in 2007) tax withholding related to dividend was paid in January 2009.

On February 23, 2009, the Company’s Board of Directors resolved and recommended the distribution of a cash dividend in the amount of NIS 1.41 per share (approximately NIS 217 million (USD 51.5 million) to shareholders of record on March 18, 2009. Cash dividends are paid in Israeli currency.

NOTE 9 – TAXES ON INCOME:

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes through tax-year 2007, are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiary are taxed under this law.

On March 6, 2008, Amendment number 20 to this law was published, according to which the provisions of the Inflationary Adjustments Law will no longer apply to the Company in 2008 and thereafter, and therefore the Company and its subsidiary are measured for tax purposes from tax-year 2008 in nominal values.

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

c.	Losses carried forward to future years

At December 31, 2008, the subsidiary of the Company had carryforward losses of approximately NIS 14 million (approximately USD 3 million). The carryforward tax losses can be utilized indefinitely.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

d.	Deferred income taxes

The major components of the net deferred tax asset, current and non-current, in respect of the balances of temporary differences and the related valuation allowance as of December 31, 2007 and 2008, are as follows:

	December 31
	2007	2008	2008
	NIS		Convenience translation into dollars
	In thousands

In respect of carryforward tax
losses (see c. above)	3,421	3,530	838
Subscriber acquisition costs	41,979	40,732	9,666
Allowance for doubtful accounts	43,225	66,139	15,695
Provisions for employee rights	16,853	22,964	5,449
Depreciable fixed assets	(15,945)	(14,362)	(3,408)
Amortized license	35,810	32,992	7,829
Options granted to employees	21,630	22,146	5,255
Financial expenses	-	9,342	2,217
Other	(3,718)	6	2

	143,255	183,489	43,543
Valuation allowance - in respect of
carryforward tax losses *	(3,421)	(3,530)	(838)

	139,834	179,959	42,705

* The carryforward tax losses are related to the wholly owned subsidiary.

The changes in the valuation allowance for the years ended December 31, 2006, 2007 and 2008, are as follows:

	2006	2007	2008	2008
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	3,239	3,321	3,421	812
Change during the year	82	100	109	26

Balance at end of year	3,321	3,421	3,530	838

A full valuation allowance was provided in respect of the wholly owned subsidiary, as it is more likely than not that its deferred tax assets will not be realized.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

e.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b. above), and the actual tax expense:

	Year ended December 31
	2006	2007	2008	2008
	NIS			Convenience translation into dollars
	In thousands

Income before taxes on income,
as reported in the income statements	1,051,950	1,278,203	1,447,259	343,441

Theoretical tax expense	326,105	370,679	390,760	92,729
Increase (decrease) in tax resulting from
disallowable deductions: *
In respect of previous years	20,115	(29,135)	1,693	402
For the current year	18,156	768	4,582	1,087
Change in the estimated utilization period of
the tax assets	3,696	2,772	305	72
Difference between the basis of measurement
of income reported for tax purposes and
the basis of measurement of income for
financial reporting purposes - net	(2,159)	5,302
Other	4,762	(11,969)	(1,560)	(370)

Taxes on income for the reported year	370,675	338,417	395,780	93,920

*	Following the ruling of the Supreme Court, on November 20, 2006 on the matter of Paz Gas Marketing Company Ltd. and others vs. the assessing officer and others, which overturned the rules regarding the recognition of financing expenses, the Company included in its financial statements an additional provision for taxes in the amount of NIS 35 million. This provision was an estimate of the additional tax expense relating to the possibility that part of the financing expenses accrued in the years 2005 and 2006 in respect of a financial debt, which is attributable, inter alia, to the financing of a repurchase of Company shares, will not be recognized as an expense for tax purposes.

On October 28 and 29, 2007, the Israeli Supreme Court issued a new ruling readdressing the same issue. The Company re-evaluated the provision in light of the new ruling and decided to reduce the provision of unrecognized tax benefit to an amount of NIS 7 million.

In December 2008, the Company signed a final tax agreement with the Israeli tax authorities for the tax years 2003-2006, and as a result the provision for unrecognized tax benefits was cancelled.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

f.	Taxes on income included in the income statements:

1)	As follows:

	Year ended December 31
	2006	2007	2008	2008
	NIS			Convenience translation into dollars
	In thousands

For the reported year:
Current	315,328	390,752	423,645	100,533
Deferred, see d above	35,232	(23,200)	(29,558)	(7,014)
In respect of previous year:
Current	20,115	(29,135)	12,260	2,909
Deferred, see d above			(10,567)	(2,508)

	370,675	338,417	395,780	93,920

g.	Tax assessments:

1)	The Company has received final corporate tax assessments through the year ended December 31, 2006.

2)	The subsidiary has not been assessed for tax purposes since incorporation.

3)	Tax returns filed by the subsidiary through the year ended December 31, 2004 are considered to be final.

h.	Uncertain tax positions:

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

In 2007 the Company recognized interest expense, in respect of those underpayments of income taxes and penalties in an immaterial amount.

As of December 31, 2008 there are no unrecognized tax benefits, see also note 9e, 9g.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – TAXES ON INCOME (continued):

Following is a reconciliation of the total amounts of the Company’s unrecognized tax benefits at the beginning and the end of the years ended on December 31, 2007 and 2008:

	2007	2008
	NIS in thousands

Balance at beginning of year	35,000	7,000
Increases in unrecognized tax benefits as a result of tax positions
taken during the current period resulted from final tax assessment	20,000
Decreases in unrecognized tax benefits as a result of:
Positions taken during a prior period	(28,000)
Settlement of tax provision		(7,000)
Tax positions taken during the current period	(20,000)

Balance at end of year	7,000	-

The amounts of unrecognized tax benefits as of January 1, 2007 and December 31, 2007 that would affect the effective tax rate if recognized are NIS 35 million and NIS 7 million, respectively.

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Linkage of monetary balances:

1)	As follows:

	December 31, 2008
	In or linked to foreign currencies (mainly dollars)	Linked to the Israeli CPI	Unlinked
	In thousands

NIS:
Assets	24,058	4,219	1,723,425

Liabilities	288,724	2,221,068	971,403

Convenience translation into dollars:
Assets	6,328	1,110	453,294

Liabilities	75,940	584,184	255,498

2)	Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange rate of one dollar	Israeli CPI*

At December 31:
2008	NIS 3.802	198.42 points
2007	NIS 3.846	191.15 points
2006	NIS 4.225	184.87 points
2005	NIS 4.603	185.05 points
Increase (decrease) during the period:
2008	(1.1)%	3.8%
2007	(9.0)%	3.4%
2006	(8.2)%	(0.1)%

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

As the counterparties to the derivatives are Israeli banks, the Company considers the inherent credit risks remote, and examines it from time to time.

The notional amounts of derivatives as of December 31, 2007 and 2008 are as follows:

	December 31
	2007	2008	2008
	NIS		Convenience Translation into dollars
	(In millions)

Forward transactions for the
changes in the Israeli CPI	1,000	800	190

Forward transactions for the
exchange of dollars into NIS	358	380	90

Forward transactions for the
exchange of Euros into NIS	0	32	8

Embedded derivatives - for the exchange
NIS into dollars	591	310	74

The freestanding derivatives are for a period of up to one year. The embedded derivatives are through 2014

c.	Fair value of financial instruments

The financial instruments of the Company as of December 31, 2008 consist mainly of non-derivative assets and liabilities (items included in working capital and long-term liabilities); the Company also has some derivatives, which are presented at their fair value.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying value. Regarding the fair value of Notes payable see note 5. Regarding the fair value of trade receivables see note 11a.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

Fair values of derivatives:

	December 31
	2007	2008	2008
	NIS		Convenience translation into dollars
	In millions

Assets	28.6	28.3	6.7

Liabilities	18.7	6.9	1.6

The Company measures derivatives contracts and embedded derivatives under SFAS 133 according to their fair values. Their fair values are determined based on significant other observable inputs, such as the NIS exchange rates pronounced by the Bank of Israel, the Israeli Consumer Price Index pronounced by the Israeli Central Bureau of Statistics, and quotes from Israeli Banks (Level 2). See also note 1w. See description of the derivatives in note 10 b.

NOTE 11 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

a.	Accounts receivable:

		December 31
		2007	2008	2008
		NIS		Convenience translation into dollars
		In thousands

1)	Trade (current and long-term)
	The item is presented after the deduction of:
	(a) Deferred interest income*	82,709	66,920	15,880

*	Long-term trade receivables (including current maturities) as of December 31, 2007 and 2008 in the amount of NIS 1,009 million and NIS 967 million (USD 229 million), respectively, bear no interest. These balances are in respect of handsets sold in installments (18-36 monthly payments).

Income in respect of deferred interest is the difference between the original and the present value of the trade receivable. The current amount is computed on the basis of the interest rate relevant at the date of the transaction (2008 – 4.35% – 7.52%) (2007 –4.6% – 5.85%).

The item is presented close to it’s fair value amount.

(b)	Allowance for doubtful accounts

The changes in the allowance for the years ended December 31, 2006, 2007 and 2008, are as follows:

	2006	2007	2008	2008
	NIS			Convenience Translation into dollars
	In thousands

Balance at beginning of year	108,800	128,034	163,115	38,708
Utilization during the year	(7,236)	(8,689)	(4,131)	(980)
Change during the year	26,470	43,770	91,486	21,710

Balance at end of year	128,034	163,115	250,470	59,438

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

2)	Other:

	December 31
	2007	2008	2008
	NIS		Convenience translation into dollars
	In thousands

Inventory held by dealers	21,142	11,986	2,844
Prepaid expenses	18,149	12,505	2,967
Derivative instruments	28,563	28,275	6,710
Sundry	4,875	7,248	1,721

	72,729	60,014	14,242

b.	Inventory:

	December 31
	2007	2008	2008
	NIS		Convenience translation into dollars
	In thousands

Handsets	93,906	81,631	19,371
Accessories and other	18,660	16,041	3,807
Spare parts	20,302	22,306	5,293
ISP modems and related equipment		4,788	1,136

	132,868	124,766	29,607

c.	Accounts payable and accruals – other:

	December 31
	2007	2008	2008
	NIS		Convenience translation into dollars
	In thousands

Employees and employee institutions	134,911	121,790	28,901
Provision for vacation and recreation pay	20,737	23,879	5,667
Government institutions	133,384	124,224	29,479
Unrecognized tax benefit	7,000
Income received in advance	52,546	47,988	11,388
Derivative instruments	18,724	6,996	1,660
Handsets warranty	1,089	847	201
Sundry	7,119	17,306	4,106

	375,510	343,030	81,402

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

d.	Provision for warranty – the changes in the provision for warranty for the years ended December 31, 2006, 2007 and 2008, are as follows:

	2006	2007	2008	2008
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	1,064	1,763	1,089	258
Product warranties issued for
new sales	2,837	1,886	1,686	401
Utilization during the year	(2,138)	(2,560)	(1,928)	(458)

Balance at end of year	1,763	1,089	847	201

e.	Other liabilities:

1.	Asset retirement obligations – the changes in the asset retirement obligations for the years ended December 31, 2006, 2007 and 2008, are as follows:

	2006	2007	2008	2008
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	8,157	9,717	11,046	2,621
Liability incurred during the year	620	1,028	692	164
Liability settled during the year	(618)	(603)	(461)	(109)
Accretion expenses	1,558	904	970	230

Balance at December 31,	9,717	11,046	12,247	2,906

2.	The Company entered into several agreements to sell cable capacity. The agreement grants the customer an IRU of capacity or Dark fiber for the life of the cable. Prepaid revenues from sales of cable capacity for the year ended December 31, 2008 is NIS 5 million.

3.	Capital lease:

	December 31
	2007	2008	2008
	NIS	NIS	Convenience translation into U.S dollars
	In thousands

Total commitment	10,582	11,237	2,666
Less - deferred interest expenses	318	611	145

Long term lease	10,264	10,626	2,521
Less - current maturities	6,818	5,740	1,362

	3,446	4,886	1,159

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

a.	The commitments for capital lease are classified by currency of repayment linkage term and interest rates are as follows:

	December 31
	2008	2007	2008	2008
	Weighted average interest rates	Amount
		NIS		Convenience translation into dollars
		In thousands

Linked to the USD	5.8%	5,829	1,966	467

Linked to the CPI	4.6%	4,435	8,660	2,054

		10,264	10,626	2,521

b.	The projected payments are as follows:

	Year ended December, 31:
	NIS	Convenience translation into U.S dollars
	In thousands

2009	5,740	1,363
2010	2,391	567
2011	2,495	591

	10,626	2,521

f.	Financial expenses, net:

	Year ended December 31
	2006	2007	2008	2008
	NIS			Convenience translation into dollars
	In thousands

Financial income:
In respect of trade receivables	(9,780)	(24,985)	(63,153)	(14,986)
Other	(4,065)	(9,978)	(4,252)	(1,008)
Financial expenses	160,627	132,374	131,072	31,104
Derivative instruments	31,169	(10,266)	(12,088)	(2,869)
Exchange rate differences	(11,326)	(24,449)	(9,194)	(2,182)
Factoring			(2,160)	(513)
(Gain) loss from funds in respect
of employees rights	(4,576)	(5,555)	16,215	3,848
CPI Linkage differences	(183)	63,621	101,499	24,086

	161,866	120,762	157,939	37,480

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

g.	Diluted EPS

Following are data relating to the net income and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31
	2006	2007	2008	2008
	NIS			Convenience translation into dollars

Net income used for the computation of basic and diluted EPS (in thousands) :
Before cumulative effect	681,275	939,786	1,051,479	249,520
Cumulative effect	1,012	-	-	-

Net income	682,287	939,786	1,051,479	249,520

Weighted average number of shares used
in computation of basic EPS	153,633,758	156,414,684	155,349,784	155,349,784
Add - net additional shares from assumed
exercise of employee stock options	1,043,927	1,372,325	998,059	998,059

Weighted average number of shares used in
computation of diluted EPS	154,677,685	157,787,009	156,347,843	156,347,843

NOTE 12 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a.	Transactions with related parties:

	Year ended December 31
	2006	2007	2008	2008
	NIS			Convenience translation into dollars
	I n t h o u s a n d s

Acquisition of handsets from related
parties	158,114	46,333	9,251	2,195

Selling commissions, maintenance and
other expenses	26,525	6,616	4,208	999

The transactions are carried out in the ordinary course of business. Management believes that such transactions were carried out under normal market conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued):

b.	Cost sharing agreement and purchases from Hutchison group companies

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

The Agreement sets out the basis upon which expenses and liabilities are paid or discharged by the Hutchison group companies in connection with the joint procurement or development activities. Under the Agreement, the Company has the right to decide, and give notice of, which of the joint projects it wishes to participate in. Until December 31, 2008, the Company had given notice of its participation in 9 projects.

In addition, until December 31, 2008, the Company has entered into:(a) 5 transactions with the Hutchison Group for the purchase of handsets from the Hutchison group ; (b) a transaction with Hutchison Telephone Company ltd., a subsidiary of HWL, for the provision of Blackberry services and handsets; and (c) a transaction with HI3G Access AB , a subsidiary of HWL, for the purchase of 3G Datacards.

c.	The Company has entered into a framework agreement with H3G procurement services S a’ R.L concerning the purchase of 3G handsets.