Form 20-F
period 2009-12-31
PARTNER COMMUNICATIONS CO LTD
filed 2010-03-16
CIK 1096691

As filed with the Securities and Exchange Commission on March 16, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

Commission file number 1-14968

PARTNER COMMUNICATIONS COMPANY LTD.
(Exact Name of Registrant as Specified in its Charter)

ISRAEL
(Jurisdiction of Incorporation or Organization)

8 AMAL STREET
AFEQ INDUSTRIAL PARK
ROSH-HA’AYIN 48103
ISRAEL
(Address of Principal Executive Offices)

Roly Klinger

ExecutiveOffices@orange.co.il

(Name, Telephone, E-mail and/or facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, nominal value NIS 0.01 per share Ordinary Shares, nominal value NIS 0.01 per share*	The NASDAQ Global Market

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

ORDINARY SHARES OF NIS 0.01 EACH                                                                           154,440,136

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

YES ☒                      NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐      International Financial Reporting Standards as issued by the International Accounting Standards Board ☒       Other ☐

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

In this document, references to “$,” “US$,” “US dollars” and “dollars” are to United States dollars, and references to “NIS” and “shekels” are to New Israeli Shekels. We maintain our financial books and records in shekels. This annual report contains translations of NIS amounts into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this annual report as convenience translations could have been or could be converted from NIS into US dollars at these rates, at any particular rate or at all. The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on December 31, 2009, of NIS 3.775 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

We have provided a glossary at the end of this document for certain technical terms and abbreviations used herein and in our industry.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Our financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards (“IFRS”) published by the International Accounting Standards Board (“IASB”).  See “Item 18. Financial Statements” and “Item 5A. Operating and Financial Review and Prospects – Operating Results”.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3A. Selected Financial Data

For the years ended December 31, 2008 and 2009, we have prepared our consolidated financial statements in accordance with the International Financial Reporting Standards (“IFRS”) published by the International Accounting Standards Board (“IASB”).

Until December 31, 2008, the Company’s consolidated financial statements were prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). We have therefore restated our consolidated financial information at and for the year ended December 31, 2008, in accordance with IFRS 1, on “First Time Adoption of IFRS”, and financial information set forth in this Annual Report for the year ended December 31, 2008, may differ from information previously published.  A description of the main differences between U.S. GAAP and IFRS is set forth in Note 25 to our consolidated financial statements.

As a first-time adopter of IFRS at January 1, 2009, the Company has followed the specific prescriptions described in IFRS 1. The options selected for the purpose of the transition to IFRS are described in the Notes to the consolidated financial statements.   Impacts of the transition on the balance sheet at January 1, 2008, the profit and loss for the year ended December 31, 2008, and the balance sheet at December 31, 2008, are presented and commented upon in Note 25 to our consolidated financial statements.

The tables below at and for the years ended December 31, 2009 and 2008, set forth selected consolidated financial data under IFRS. The selected financial information is derived from our consolidated financial statements, which have been audited by Kesselman & Kesselman, independent  certified public accountants in Israel and a member of PriceWaterhouse Coopers International Limited.  The audited consolidated financial statements at and for the years ended December 31, 2009 and 2008, appear at the end of this report.

The tables below at and for the years ended December 31, 2008,  2007. 2006 and 2005, set forth selected consolidated financial information under U.S. GAAP, which has been derived from our previously published audited consolidated financial statements at and for the years ending on such dates.

IFRS	Year ended December 31,
	2008	2009	2009
	New Israeli Shekels in millions (except per share data)		US$ in millions (1)

Consolidated Statement of Income Data

Revenues, net	6,302	6,079	1,610

Cost of revenues	3,868	3,770	998

Gross profit	2,434	2,309	612

Selling and marketing Expenses	388	387	103
General and administrative Expenses	284	290	77
Other income - Net	64	69	19

Operating profit	1,826	1,701	451

Finance income	30	28	7
Finance expenses	214	204	54
Finance costs, net	184	176	47

Profit before income tax	1,642	1,525	404

Income tax expenses	444	384	102

Profit for the year	1,198	1,141	302

IFRS	Year ended December 31,
	2008	2009	2009
	New Israeli Shekels in millions (except share and per share data)		US$ in millions (except share and per share data) (1)

Earnings per ordinary share and per ADS

Basic:	7.71	7.42	1.96

Diluted	7.65	7.37	1.95

Weighted average number of shares outstanding (in thousands)

Basic:	155,350	153,809	153,809
Diluted:	156,520	154,817	154,817

Other Financial Data

Capital expenditures (2)	589	522	138

EBITDA(3)	2,298	2,304	610
Dividend per share (4)	5.45	6.86	1.82

Statement of Cash Flow Data

Net cash provided by operating activities	1,915	1,753	463

Net cash used in investing activities	(514)	(732)	(193)

Net cash used in financing activities	(1,365)	(876)	(232)

Balance Sheet Data (at year end)

Current assets	1,472	1,807	479

Non current assets	3,693	3,816	1,011

Trade receivables	417	474	126

Property and equipment	1,935	2,064	546

License and other intangible assets	1,260	1,260	334

Deferred income taxes	81	14	4

Derivative financial instruments	–	4	1

Total assets	5,165	5,623	1,490

Current liabilities (5)	1,734	1,915	507

Long-term liabilities (5)	1,699	1,746	463

Total liabilities	3,433	3,661	970

Shareholders’ equity	1,732	1,962	520

Total liabilities and shareholders’ equity	5,165	5,623	1,490

US. GAAP	Year ended December 31,
	2005	2006	2007	2008
	New Israeli Shekels in millons (except per share data)

Statement of Operations Data
Revenues, net

Services	4,620	5,027	5,329	5,546

Equipment	503	580	785	756

	5,123	5,607	6,114	6,302

Cost of revenues

Services	3,022	3,088	3,090	3,209

Equipment	744	812	1,002	843

	3,766	3,900	4,092	4,052

Gross profit	1,357	1,706	2,022	2,250

Selling and marketing Expenses	273	309	392	389
General and administrative Expenses	181	184	231	256

Operating profit	903	1,214	1,399	1,605

Financial expenses, net	345	162	121	158
Loss on impairment of investments in non-marketable securities	–	–	–	–

Income before tax	557	1,052	1,278	1,447

Tax expenses	203	371	338	396

Income before cumulative effect of a change in accounting Principles	355	681	940	1,051

Cumulative effect, at beginning of year, of a change in accounting Principles	–	1	–	–

Net income for the year	355	682	940	1,051

U.S.GAAP	Year ended December 31,
	2005	2006	2007	2008
	New Israeli Shekels in millions (except share and per share data)

Earnings per ordinary share and per ADS
Basic:
Before cumulative effect	2.19	4.43	6.01	6.77
Cumulative effect	–	0.01	–	–
	2.19	4.44	6.01	6.77

Diluted:
Before cumulative effect	2.17	4.40	5.96	6.73
Cumulative effect	–	0.01	–	–
	2.17	4.41	5.96	6.73

Weighted average number of shares outstanding (in thousands)

Basic:	161,711	153,634	156,415	155,350
Diluted:	163,617	154,678	157,787	156,520

Other Financial Data

Capital expenditures (2)	502	507	499	590

EBITDA(3)	1,569	1,846	2,009	2,257
Dividend per share (4)	1.22	2.63	4.77	5.45

Statement of Cash Flow Data

Net cash provided by operating activities	1,006	1,216	1,446	1,839

Net cash used in investing activities	(547)	(442)	(529)	(531)

Net cash provided by used in financing activities	(460)	(701)	(846)	(1,273)

Balance Sheet Data (at year end)

Current assets	1,171	1,274	1,520	1,542

Investments and long-term receivables	264	356	535	499

Fixed assets, net	1,769	1,748	1,728	1,756

License and deferred charges, net	1,321	1,247	1,154	1,061

Deferred income taxes	87	76	94	110

Total assets	4,612	4,701	5,031	4,968

Current liabilities (5)	987	1,028	1,157	1,734

Long-term liabilities (5)	2,810	2,418	2,219	1,794

Total liabilities	3,797	3,446	3,376	3,529

Shareholders’ equity	815	1,255	1,655	1,439

Total liabilities and shareholders’ equity	4,612	4,701	5,031	4,968

(1)
The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on December 31, 2009, of NIS 3.775 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

(2)	Capital Expenditure represents additions to property and equipment and computer software. Capital expenditure in our previous Annual Reports on Form 20-F was reported net of disposals.

(3)
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

(4)
The dividend per share was calculated in respect of the period for which it was announced.  For the year 2009, the Company distributed dividends  and declared a final dividend on March16, 2010 (with respect to the fourth quarter of 2009), which in the aggregate amounted to approximately NIS 1,059 million (US$ 281 million), or NIS 6.86 per share, representing a payout ratio of approximately 93% of our annual net income for the year.

(5)	See Notes 13, 14, and 15 to our consolidated financial statements for information regarding long-term liabilities and current maturities of long-term bank loans.

The tables below at and for the years ended December 31, 2009 and 2008, set forth selected consolidated financial data under IFRS.

IFRS	Year ended December 31,
	2008	2009	2009
	New Israeli Shekels in millions		US $ in millions (1)

Reconciliation Between Operating Cashflow and EBITDA
Net cash provided by operating activities	1,915	1,753	463
Liability for employee rights upon retirement	(5)	(1)
Accrued interest, exchange and linkage differences on long-term liabilities	(182)	(167)	(44)
Increase (Decrease) in accounts receivable:
Trade	(47)	229	61
Other (*)	(4)	16	4

Decrease (Increase) in accounts payable and accruals:
Trade	(10)	(43)	(11)
Parent group-trade	(1)	17	5
Other (*)	468	296	78
Increase (decrease) in inventories	(8)	33	9
Decrease (Increase) in asset retirement obligation	(1)	1
Financial expenses (**)	173	170	45

EBITDA	2,298	2,304	610

The tables below at and for the years ended December 31, 2008, 2007, 2006 and 2005 set forth selected financial information under U.S. GAAP.

U.S. GAAP	Year ended December 31,
	2005	2006	2007	2008
	New Israeli Shekels in millions

Reconciliation Between Operating Cashflow and EBITDA
Net cash provided by operating activities	1,009	1,216	1,446	1,839
Liability for employee rights upon retirement	(9)	(11)	(18)	(16)
Accrued interest, exchange and linkage differences on long-term liabilities	(108)	5	(60)	(94)
Amount carried to deferred charges	14	–	–	–
Gain (loss) from assets in respect of severance pay funds	(3)	5	6	(16)
Increase (Decrease) in accounts receivable:
Trade	262	255	329	(47)
Other (*)	27	311	2	(13)

Decrease (Increase) in accounts payable and accruals:
Trade	(113)	58	(101)	(9)
Related parties	(11)	(5)	12	(1)
Other (*)	76	(50)	276	476
Decrease (Increase) in inventories	108	(87)	9	(8)
Decrease (Increase) in asset retirement obligation	-	(1)	(1)	(1)
Financial expenses (**)	320	150	109	147

EBITDA	1,572	1,846	2,009	2,257

(1)    The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on December 31, 2009, of NIS 3.775 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

(*)    Excluding provision for tax expenses.

(**)         Financial expenses excluding any charge for the amortization of pre-launch financial costs.

	At December 31,
	2007	2008	2009

Industry Data

Estimated population of Israel (in millions) (1)	7.2	7.4	7.5
Estimated Israeli cellular telephone subscribers (in millions) (2)	9.0	9.1	9.6
Estimated Israeli cellular telephone penetration (3)	124%	124%	127%

	Year ended December 31,
	2005	2006	2007	2008	2009

Partner Data
Subscribers (000’s) (at period end) (4)	2,529	2,668	2,860	2,898	3,042
Pre-paid subscribers (000’s) (at period end) (4)	754	781	792	745	811

Post-paid subscribers (000’s) (at period end) (4)	1,775	1,887	2,068	2,153	2,231

Share of total Israeli subscribers (at period end) (5)	32%	32%	32%	32%	32%
Average monthly usage per subscriber (“MOU”) (mins.) (6)	294	311	336	365	364
Average monthly revenue per subscriber including in roaming (“ARPU”) (NIS) (7)	159	161	161	161	151
Churn rate (8)	13.6%	15.6%	15.0%	17.8%	17.7%

Estimated coverage of Israeli population (at period end) (9)	97%	97%	97%	98%	98%

Number of employees (full time equivalent) (at period end) (10)	3,403	3,714	4,130	4,671	5,670

(1)	The population estimates are as published by the Central Bureau of Statistics in Israel as of December 31, 2009.

(2)
We have estimated the total number of Israeli cellular telephone subscribers from information contained in published reports issued by, and public statements made by, Pelephone Communications Ltd. (“Pelephone”) and Cellcom Israel Ltd. (“Cellcom”), or by their shareholders, and from Partner subscriber data at December 31, 2007, 2008 and 2009.

(3)
Total number of estimated Israeli cellular telephone subscribers expressed as a percentage of the estimated population of Israel. The total number of estimated cellular telephone subscribers includes dormant subscribers as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers.

(4)
In accordance with general practice in the cellular telephone industry, we use the term “subscriber”, unless the context otherwise requires, to indicate a telephone or a data or video device, rather than either a bill-paying network customer, who may have a number of telephones connected to the network, or a cellular telephone user who may share a single telephone with a number of other users. “Subscriber” includes our pre-paid customers. As of 2008, a pre-paid subscriber is recognized as such only following the actual use of his pre-paid SIM card. Based on this policy in January 2008, we reduced the number of reported pre-paid subscribers by approximately 61,000. Applying this policy retroactively, the increase in subscribers in 2008 was 3.5%.

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

(7)
We have calculated Partner average monthly revenue per subscriber by (i) dividing, for each month in the relevant year, the Partner revenue during the month, excluding revenue from equipment sales but including revenues from handset warranties and including revenue from foreign network operators for calls made by their roaming customers while in Israel using our network, by the average number of Partner subscribers during that month, and (ii) dividing the sum of all such results by the number of months in the relevant period.

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

	Year ended December 31,
	2005	2006	2007	2008	2009

Average(1)	4.485	4.457	4.108	3.588	3.927
High	4.741	4.725	4.342	4.022	4.256
Low	4.299	4.176	3.830	3.230	3.690
End of period	4.603	4.225	3.846	3.802	3.775

(1)	Calculated based on the average of the exchange rates on the last day of each month during the relevant period.

	September 2009	October 2009	November 2009	December 2009	January 2010	February 2010	March 2010 (through March 15)

High	3.807	3.780	3.826	3.815	3.765	3.796	3.787
Low	3.729	3.690	3.741	3.772	3.667	3.704	3.715

On December 31, 2009, the exchange rate was NIS 3.775 per US$1.00 as published by the Bank of Israel. Changes in the exchange rate between the shekel and the US dollar could materially affect our financial results.

3B. Capitalization and Indebtedness

Not applicable.

3C. Reasons for the Offer and Use of Proceeds

Not applicable.

3D. Risk Factors

You should carefully consider the risks described below and the other information in this Annual Report. Depending on the extent to which any of the following risks materializes, our business, financial condition, cash flow or results of operations could suffer, and the market price of our shares may be negatively affected. The risks below are not the only ones we face, and other risks currently not affecting our business or industry, or which are currently deemed insignificant, may arise.

RISKS RELATING TO THE REGULATION OF OUR INDUSTRY

We operate in a highly regulated telecommunications market which limits our flexibility in managing our business and may materially and adversely affect our business and results of operations.

We are exposed to government regulatory intervention regarding a broad range of issues in the telecommunications industry, such as roaming charges, interconnect tariffs and other billing and customer service matters; the construction and maintenance of antennas and other network infrastructure; providing infrastructure access to existing or new telecommunications services providers; frequency allocation; limitations or other constraints on the services and products that we may sell; the terms and conditions of our subscriber agreements; and obligations under our operating license. In addition, the Ministry of Communications has announced its intention to increase competition in the cellular market by, among other measures, allowing site sharing, national roaming, and providing Worldwide Interoperability for Microwave Access (“WiMAX”) licenses and/or other licenses,  for the use of our cellular network by other telecommunications services providers using competing or complementary technologies, such as Voice Over Broadband over cellular (“VoBoC”).  In January 2010, the Ministry of Communications adopted regulations providing for Mobile Virtual Network Operator (“MVNO”) licenses. Together with the Finance Ministry, the Ministry of Communications has established an integrated tender committee to prepare for the possible allocation on UMTS frequency to an additional infrastructure-based cellular operator in Israel.

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

Recent and potential future regulation and negotiation of roaming tariffs, both within Israel and elsewhere, may increase our roaming expenses, may decrease our roaming revenues and prevent us from raising our tariffs. If we cannot obtain or maintain favorable roaming arrangements, our services may be less attractive or less profitable.

The Ministry of Communications has declared its intention to evaluate roaming charges and, since 2006, and more recently in November 2008 and February 2009, has requested us and our competitors to provide information regarding our roaming services. In addition, in August 2008 the government instructed the Ministry of Communications together with other ministries to negotiate a reduction of inbound and outbound roaming tariffs with the European Union (“EU”) and/or members of the EU or countries frequently visited by Israelis, and to consider other tools for reducing roaming charges. The Ministry of Communications is conducting hearings and, depending on the outcome of these hearings, may implement new regulations  that would limit fees charged by Israeli cellular companies for calls made by foreign network operators’ subscribers while in Israel using our network, as well as for calls made by our own subscribers using their handsets abroad.

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

Some of our competitors may be able to obtain lower roaming rates than we obtain because they may have larger call volumes, or because of their affiliations with other international cellular operators. Competition has intensified since Pelephone began providing a significant volume of roaming services through its new UMTS system. We are also subject to competition from alternative roaming solutions, including from other service providers. These service providers use alternative technologies that bypass the existing method of providing roaming services.

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

For the reasons described in further detail below, we have had difficulties obtaining some of the building and environmental permits required for the erection and operation of our network sites. As of December 31, 2009, less than 10% of our network sites were operating without local building permits or applicable exemptions. A portion of these sites are microsites whose removal or repositioning would involve relatively low costs and little change in our network capacity.

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

Uncertainties under National Building Plan 36. Since June 2002, following the approval of the National Building Plan 36 (the “Plan”), which regulates network site construction and operation, building permits for our network sites (where required) have been issued in reliance on the Plan. Several local planning and building authorities have questioned the ability of Israeli cellular operators to receive building permits, in reliance on the Plan, for network sites operating in frequencies not specifically detailed in the frequency charts attached to the Plan. In a number of cases, these authorities have refused to grant building permits for 3G network sites, claiming that 3G frequencies are not included in the Plan. There has been no judicial ruling at this stage. However a class action was filed against us as well as other cellular operators with a request for the revocation of the building permits given to the 3G network sites.

The Plan is in the process of being changed. Current proposed changes impose additional restrictions and/or requirements on the construction and operation of network sites and could, if adopted, harm our ability to construct new network sites, make the process of obtaining building permits for the construction and operation of network sites more cumbersome and costly, and may delay the future deployment of our network.

  Uncertainties regarding the validity of exemptions for wireless access devices. In addition, we have set up several hundred small communications devices, called wireless access devices, pursuant to a provision in the Communications Law (Telecommunications and Broadcasting), 1982, which exempts such devices from the need to obtain a building permit. A claim was raised that the exemption does not apply to cellular communications devices and the matter reached first instance courts a number of times, resulting in conflicting decisions. This claim is included in an application to certify a class action filed against the three principal Israeli cellular telephone operators. In May 2008 a district court ruling adopted the position that the exemption does not apply to wireless access devices. We, as well as our competitors, filed a request to appeal this ruling to the Supreme Court. In May 2008, the Attorney General filed an opinion regarding this matter stating that the exemption does apply to wireless radio access devices under certain conditions and instructed that an inter-ministry committee be established to examine the appropriateness of future applications of the exemption to wireless access devices given the changed circumstances since the enactment of the exemption.  On June 25, 2009, an inter-ministry committee, which had been established to examine this issue, published a report indicating that the different Ministries participating in the committee did not agree on the applicability of the exemption.  As a result, the Attorney General instructed the Ministry of Interior to prepare regulations setting conditions that would limit the exemption to extraordinary circumstances.  On March 7, 2010, the Minister of Interior submitted such regulations for the approval of the Economic Committee of the Israeli Parliament. If these regulations are approved, they could adversely affect the Company's existing network and network build-out.  If a definitive court judgment holds that the exemption does not apply to cellular devices at all, we may be required to remove the existing devices and would not be able to install new devices on the basis of the exemption. As a result, our network capacity would be negatively impacted, which could have an adverse effect on our revenue and results of operations.

Following two petitions that were filed with the High Court of Justice opposing the Attorney General’s recommendation that the exemption apply under certain conditions, one of the petitioners filed on March 12, 2010 a request for an interim injunction that would prohibit the construction of new wireless access devices based on the exemption. The court has not yet decided on this matter.

Non-ionizing radiation regulations. The Ministry of Environmental Protection has recently proposed regulations regarding levels of maximum allowable exposure to radio frequencies which includes a prohibition on placing small communications devices on balconies and inside residential apartments.  If the proposed regulations are approved, we and other Israeli cellular operators would no longer be able to install additional wireless access devices on roof balconies, which could adversely affect our existing network and network build-out.

See also “Difficulties in obtaining environmental permits” below for further risks in connection with wireless access devices.

Uncertainties regarding requirements for repeaters and other small devices. We, like the other cellular telephone operators in Israel, provide repeaters, also known as bi-directional amplifiers, to subscribers seeking an interim solution to weak signal reception within specific indoor locations. In light of the lack of a clear policy of the local planning and building authorities, and in light of the practice of the other cellular telephone operators, we have not requested permits under the Planning and Building Law for the repeaters. However, we have received an approval to connect the repeaters to our communications network  from the Ministry of Communications and have received from the Ministry of  Environmental Protection permit types for all our repeaters. If the local planning and building authorities determine that permits under the Planning and Building Law are also necessary for the installation of these devices, or any other receptors that we believe do not require a building permit, it could have a negative impact on our ability to obtain permits for our repeaters.

In addition, we construct and operate microwave links as part of our transmission network. The various types of microwave links receive permits from the Ministry of  Environmental Protection in respect of their radiation level. Based on an exemption in the Telecommunications Law, we believe that building permits are not required for the installation of most of these microwave links on rooftops, but to the best of our knowledge, there is not yet a determinative ruling on this issue by the Israeli courts. If the courts determine that building permits are necessary for the installation of these sites, it could have a negative impact on our ability to obtain environmental permits for these sites and to deploy additional microwave links, and could hinder the coverage, quality and capacity of our transmission network and our ability to continue to market our transmission services effectively.

Difficulties in obtaining environmental permits. The Non-Ionizing Radiation law, 2006, most of which entered into effect on January 1, 2007, defines the various powers of the Ministry of  Environmental Protection as they relate, among other matters, to the granting of permits for network sites. Pursuant to this law, the Ministry of  Environmental Protection will grant an operating permit for a site only if a building permit has been properly obtained for such site. In October 2007, the Commissioner of Environmental Protection decided that he will not grant and/or renew operating permits to wireless access devices, where the local planning and building committee’s engineer objected and stated that the wireless access device requires a building permit. Operating a network site or a facility without an operating permit from the Ministry of Environmental Protection could subject us and our officers and directors to criminal, administrative and civil liability. We are cooperating with the other two cellular companies.

In connection with some building permits, we may also be required to indemnify planning committees in respect of claims against them relating to the depreciation of property values that result from the granting of permits for network sites.

Under the Planning and Building Law, 1965, local planning committees may be held liable for the depreciation of the value of nearby properties as a result of approving a building plan. Under the Non-Ionizing Radiation Law, 2006, the National Council for Planning and Building requires indemnification undertakings from cellular companies as a precondition for obtaining a building permit for new or existing network sites. The National Council has decided that until the Plan is amended to reflect a different indemnification amount, cellular companies will be required to undertake to indemnify the committees in full against all losses resulting from claims against a committee for reductions in property values as a result of granting a permit to the network site. We do not know when the Plan will be amended, or whether it will require full indemnification.

As of December 31, 2009, we have provided local authorities with 348 indemnification undertakings. These indemnifications expose us to risks which are difficult to quantify or mitigate and which may have a material adverse effect on our financial conditions and results of operations, if we are required to make substantial payments in connection therewith.

In addition, the requirement to provide indemnification in connection with new building permits may impede our ability to obtain building permits for existing network sites or to expand our network with the erection of new network sites. The indemnification requirement may also cause us to change the location of our network sites to less suitable locations or to dismantle existing network sites, which may have an adverse effect on the  quality and capacity of our network coverage.

In February 2007, the Israeli Ministry of Interior Affairs extended the limitation period within which depreciation claims may be brought under the Planning and Building Law from three years from approval of the building plan to the later of one year from receiving a building permit for a network site under the Plan and six months from the construction of a network site. The Ministry retains the general authority to extend such period further. This extension of the limitation period increases our potential exposure to depreciation claims.

We may be required in the future to offer access to our network infrastructure to other operators, which may enable new competitors, such as MVNOs, to enter the market, reduce our ability to provide quality services to our subscribers and negatively affect our operating results.

Under both the Communications Law (Telecommunications and Broadcasting), 1982, and our operating license, the Ministry of Communications has the power to require us, and the other telephone operators in Israel, to offer access to our network infrastructure to other operators. The Grunau Committee, a public commission appointed by the Ministry of Communications to review various issues in the Israeli communications market, published its recommendations in March 2008, and recommended accelerating the regulatory process required for the entry of MVNOs into the mobile telecommunications market. In August 2008, the Ministry of Communications adopted most of the committee’s recommendations and in January 2009 began conducting hearings regarding the granting of  licenses that regulate the activities of MVNO operators.  In November 2009 the Ministry of Communications published a draft MVNO license.

In July 2009, the Financial Arrangements law was adopted by the Israeli Parliament, which includes an amendment of the Communications Law (Telecommunications and Broadcasting), 1982 regarding the entry of MVNOs into the mobile telecommunications market. The amendment authorizes the Ministry of Communications to grant an MVNO license and sets out the Ministry of Communications' obligation to determine the terms of granting an MVNO license by October 1, 2009. According to the amendment, in case the MVNO does not reach a commercial agreement with a mobile telephone operator within six months from the beginning of negotiations and if the Ministry of Communications and the Ministry of Finance are convinced that the terms of use that the mobile telephone operator has requested are unreasonable, then the Ministry of Communications will instruct the mobile telephone operator to allow the MVNO to use their network and shall set the fees and terms of use.

In January 2010 the Ministry of Communications published its decision regarding  MVNOs and issued regulations regarding this matter. The regulations impose certain conditions on related companies of cellular companies that apply for an MVNO license.  See “Item 4B. Business Overview – Regulation – Regulatory Developments”.

In addition, the Ministry of Communications has established an integrated tender committee with the Finance Ministry to among other things, prepare for the possible allocation on UMTS frequency to an additional infrastructure- based cellular operator in Israel.  See "Item 4B. Business Overview-Regulatory Developments".

These new regulatory developments have significantly lowered the entry barriers for potential new competitors and increased the likelihood of additional new competitors entering the mobile telephone market in Israel. Our capacity is limited, and if we are required to allocate capacity to other operators, the services to our subscribers may be harmed or we may be required to invest additional capital in order to enable additional use of our network. If we fail to agree with new operators that are given access to our network regarding the tariffs and additional conditions for the usage of our infrastructure, the Ministry of Communications may impose tariffs as well as the terms and conditions of such usage. If the Ministry of Communications sets those tariffs too low, this may adversely affect our financial condition. In addition, operators, such as MVNOs, might offer mobile telecommunication services to our current customers at prices that are lower than our prices, thereby reducing our market share and/or causing price erosion and adversely affecting our financial results and condition.  The impact of these developments may have a material effect on our competitive position and thus our business and operating results.

We  may be required to terminate the use of certain spectrum or to share with another operator some of the spectrum we are currently using on an exclusive basis, or to pay additional fees for the use of our current spectrum. These requirements may adversely affect our network quality and capacity as well as our results of operations.

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

We have received notification from the Civil Administration in Judea and Samaria of its intention to change the allocation of some of the spectrum previously allocated to us for our use in the West Bank, and that following the change, we may be allocated other spectrum in the West Bank and additional spectrum for our use in Israel.  Until we receive further details regarding this allocation of spectrum, we are unable to evaluate the impact that the intended change in spectrum allocation, if it occurs, will have on our business or our results of operations.

If we were to be prevented from using a  portion of our existing spectrum, or if alternative equivalent spectrum are not allocated to us, or if we were to be required to share some of our spectrum or to pay significant additional amounts for use of our existing spectrum, this could affect our ability to establish a UMTS 900 network and have a material adverse effect on our operations and profitability.

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

Furthermore, although we believe that we are currently in compliance with all material requirements of our license, the interpretation and application of the technical standards used to measure these requirements, including the requirements regarding population coverage and minimum quality standards and other license provisions, may not be certain, and disagreements have arisen and may arise in the future between the Ministry of Communications and us. We have provided a bank guarantee to the Ministry of Communications in the amount of US$10 million to guarantee our performance under our license. If we are found to be in material breach of our license, the guarantee may be forfeited and our license may be revoked. In addition, the Ministry of Communications is authorized to levy significant fines on us for breaches of our license which could have a material adverse effect on our financial condition or results of operations.

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

Interconnect tariffs – further possible regulatory developments.  In September 2009, the Ministry of Communications began examining interconnect tariffs for completing a call or transferring SMSs on the cellular network and requested that all cellular operators provide them with their network costs. For this purpose the Ministry of Communications hired an external consulting firm and is expected to publish a hearing regarding this matter in the next coming months.  As a result, the Ministry of Communications may further reduce these tariffs, which may adversely affect our revenues and profits. In addition, the Ministry of Communications has indicated that it intends to start implementing a process to unify rates for calls terminating both on and off an operator’s network, which may limit or eliminate our ability to pass on to our customers the charges we bear when our customers’ calls must be transmitted into the network of another telecommunications services provider in order to reach the intended party. Preliminary hearings with cellular operators in Israel on this matter commenced in August 2005, but they have been suspended and might be resumed in the future. This change in regulations, if implemented, could adversely affect our revenues and profits.

SMS tariffs – further possible regulatory developments. In 2005, our license was amended to regulate charging for SMS messages sent outside our network. Due to technological difficulties encountered by our competitors and us in fully complying with this amendment, we may face claims, under one interpretation of the amendment, of not having implemented the amendment with respect to SMS messages sent to subscribers of two other Israeli cellular operators. We have notified the Ministry of Communications of the difficulty. The Ministry has proposed an amendment to our license, but we are uncertain as to the effectiveness of the amendment in resolving the difficulty. Until such time as the cellular operators develop the necessary interfaces or our license is amended, we may be exposed, if such interpretation prevails, to substantial sanctions and legal claims.

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

The Ministry of Communications amended our license effective April 14, 2005, reducing the required holdings by Israeli citizens and residents from 20% to 5%, which must be held by our founding shareholders who are Israeli entities or their approved substitutes. The amendment also requires that these shareholders appoint at least 10% of our Board of Directors. In 2006, our founding Israeli shareholders sold substantially all of their shares in the Company to Israeli institutional investors, who are approved substitutes. Since then, there were additional share sales to Israeli institutional investors that were approved as substitutes by the Ministry of Communications. Some of these shares sales were to Suny Electronics Ltd. ("Suny").  See “Item 7A. Major Shareholders – Significant Changes in Holdings of Major Shareholders During the Past Three Years”. If our shareholders do not respect these conditions, we may be found to be in violation of our license.

In addition, according to our license, no transfer or acquisition of 10% or more of any of such means of control, or the acquisition of control of our company, may be made without the consent of the Ministry of Communications. Our license also restricts cross-ownership and cross-control among competing mobile telephone operators, including the ownership of 5% or more of the means of control of both our company and a competing operator, without the consent of the Ministry of Communications, which may limit certain persons from acquiring our shares. Shareholdings in breach of these limits relating to transfers or acquisitions of means of control or control of Partner could result in two consequences. First, the shares that are in excess of the limits will be converted into “dormant” shares, with no rights other than the right to receive dividends or other distributions to shareholders, and to participate in rights offerings until such time as the consent of the Ministry of Communications has been obtained. Second, the breach of the limits could result in the revocation of our license.

The Ministry of Communications has recently amended the licenses of all the cellular telecommunication companies, including the Company's license. We have not yet formed a final opinion as to the implications of the amendment.

After conducting a lengthy hearing process, the Ministry of Communications amended the conditions of the licenses of all the cellular telecommunication companies in Israel, whereby as of November 1, 2009, cellular telecommunication operators are prohibited from linking the sale of handsets to the provision of various benefits regarding cellular services, including air time. This amendment to the license also allows subscribers that purchased their handsets from one cellular telecommunication operator, or from another handset supplier, to benefit from the same advantages as are offered to subscribers of a different cellular telecommunications operator who purchased their handsets from that other operator. We are currently in the process of examining the implications of this amendment to our license on our business and whether our business and results of operations could be materially adversely affected.

RISKS RELATING TO OUR BUSINESS OPERATIONS

Actual and alleged health risks related to network sites and the use of mobile telecommunications devices, including handsets, could have a material adverse effect on our business, operations and financial condition.

A number of studies have been conducted to examine the health effects of wireless phone use and network sites, and some of these studies have been construed as indicating that radiation from wireless phone use causes adverse health effects. Media reports have suggested that radio frequency emissions from network sites, wireless handsets and other mobile telecommunication devices may raise various health concerns. While, to the best of our knowledge, the handsets that we market comply with the applicable laws that relate to acceptable Specific Absorption Rate (“SAR”) levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, and not for each and every handset, we have no information as to the actual level of SAR of the handsets along the lifecycle of the handsets, including in the case of repaired handsets. See also "Item 4. Information on the Company-B. Business Overview-Regulation-Other Approvals". Furthermore, our network sites comply with the International Council on Non-Ionizing Radiation Protection standard, a part of the World Health Organization, which has been adopted by the Israeli Ministry of Environmental Protection.

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

In February 2009, a municipal court ruled against one of our competitors, stating that there is no need for the standard burden of proof to prove damages from a cellular network site, and that under certain circumstances it would be sufficient to prove the possibility of damage in order to transfer the burden of proof to the cellular companies. To the best of our knowledge, the defendant appealed the ruling and the ruling was dismissed as part of a settlement between the parties. Although we were not a party to this proceeding, such rulings could have an adverse affect on our ability to contend with claims of health damages as a result of the erection of network sites.

The Ministry of Health published in July 2008 recommendations regarding precautionary measures when using cellular handsets. The Ministry of Health indicated that although the findings of an international study on whether cellular phone usage increases the risk of developing certain tumors were not yet finalized, partial results of several of the studies were published, and while these studies did not demonstrate a connection between cellular phone exposure and tumor growth, a relationship between prolonged cellular phone usage and tumor development was observed in some of these studies. These studies, as well as the precautionary recommendations published by the Ministry of Health, have increased concerns of the Israeli public.

The perception of increased health risks related to network sites may cause us increased difficulty in obtaining leases for new network site locations or renewing leases for existing locations or otherwise in installing mobile telecommunication devices. If it is ever determined that health risks existed or that there was a deviation from radiation standards which would result in a health risk from sites, other telecommunication devices or handsets, this would have a material adverse effect on our business, operations and financial condition, including through exposure to potential liability, a reduction in subscribers and reduced usage per subscriber. Furthermore, we do not expect to be able to obtain insurance with respect to such liability.

Competition from existing telecommunications providers, and potential changes in the competitive environment and communications technologies, may cause an increase in subscriber acquisition and retention costs or a decrease in tariffs, and may reduce our market share and increase our churn rate, all of which could adversely affect our business and results of operations.

Competition with existing cellular service providers. We compete primarily with Cellcom, Pelephone and MIRS, the other cellular telephone network operators in Israel.

Cellcom is an Israeli corporation that is part of the IDB group, a large Israeli holding company which is also active in diversified businesses with holdings in subsidiary companies that operate in many different markets in Israel. Cellcom is also active in the Israeli communications market providing mobile telephone services, high speed internet,  and wireline and land-line communications services. Due to the IDB group’s strong position in Israel, we believe that in some cases we have experienced and may further experience the loss of business subscribers who are affiliates of the IDB group or do business with the IDB group, and who transfer their cellular business to Cellcom.

  Pelephone, which is a wholly owned subsidiary of Bezeq, was initially a non-GSM operator, has used CDMA-1x real time technology (“RTT”), and is an Evolution Data Optimized (“EVDO”) operator.  All three operators have reached the same level of technology which has increased competition. The introduction of additional UMTS/HSPA technology may further increase competition in the mobile market, thereby affecting our churn rates, customer retention costs and roaming revenues.

In June 2009, Motorola announced its intention to sell MIRS, its wholly-owned subsidiary, that holds a general license to operate as a mobile telephone operator in Israel. According to media reports and publications, a company controlled by Patrick Drahi, who is also the principal shareholder of HOT Cable Communication Systems Ltd (“HOT”), the cable television operator in Israel, entered into an agreement to acquire all of Motorola's holdings in MIRS, which would allow the purchaser to assign all of its rights and obligations under the agreement to HOT. HOT's two main areas of activity are cable multi channel television broadcast and domestic land line telecommunication services. This transaction would contribute to the creation of another telecommunications conglomerate in Israel, which would increase competition in the market.

Because of the ease of switching between mobile operators, particularly following the introduction of the number portability plan, we have already faced and may continue to face an increase in our churn rate, although our annual churn rate has slightly decreased  from 17.8% in 2008 to 17.7% in 2009. Any increase in our churn rate may require us to increase our customer retention costs in order to retain our subscribers.

We are also subject to competition from other service providers. These service providers use alternative technologies that bypass the existing method of providing roaming services.

Ministry studies to introduce new competitors and enhance competition. In 2007, the Ministry of Communications engaged NERA, an international consulting firm, to review the level of competition in Israel’s mobile market and to review whether to allow the entry of new operators, including MVNO operators, into the Israeli telecommunications market. Following the review conducted by NERA, the Ministry of Communications has been conducting hearings regarding a draft MVNO license and regulations and has recently published a draft license and regulations.  See above “We may be required in the future to offer access to our network infrastructure to other operators, which may enable new competitors, such as MVNOs, to enter the market, reduce our ability to provide quality services to our subscribers and negatively affect our operating results.”  In addition, the Ministry of Communications has announced its intention to increase competition in the cellular market by providing WiMAX licenses and/or other licenses for the use of our cellular network by other telecommunications services providers using competing or complementary technologies, such as VoBoC.

In March 2008, the Grunau Committee, a public commission appointed in 2006 by the Ministry of Communications to review various issues in the Israeli communications market, published its recommendations which included: to accelerate the procedures necessary to allow the entry of MVNOs and additional infrastructure-based operators to the mobile market; to publish a WiMAX frequencies tender for mobile use; to examine interconnect fees and further revise them accordingly, during 2009; to regulate charges for cellular-originated international calls and, subject to such regulation, to allow cellular operators to enter the international long distance market; and to prohibit a linkage between a cellular services transaction and a handset purchase transaction. The commission further recommended the unbundling of Bezeq’s network (the incumbent land-line operator in Israel), to be followed by reducing some of the restrictions with respect to offering integrated packages of services currently imposed on Bezeq and its subsidiaries. In August 2008, the Ministry of Communications adopted most of the recommendations of the Grunau Committee. In addition, the Ministry of Communications conducted a hearing in order to enable Bezeq’s subsidiaries to market, together with Bezeq, bundled services that include both Bezeq’s services and the subsidiaries’ services so that both Bezeq as well as its subsidiaries can offer a wide variety of services, such as land-line telephony, mobile telephone, internet and multi channel television, to the public and allow the consumer to acquire all services in one package from a single vendor.

See “Item 4B. Business Overview-Regulation-Regulatory Developments”.

If the Ministry of Communications decides to adopt other measures considered in the studies described above, competitive pressures may increase, which could adversely affect our business and results of operations.

WiMAX licenses. In February 2009, the Ministry of Communications published a policy regarding the allocation of frequencies and establishing a broadband wireless access network using WiMAX technology. The Ministry of Communications also stated that it intended to promote competition in the cellular market by potentially granting preferences to existing telecommunications services providers in this regard. The Ministry of Communications decided that existing cellular operators would not be allowed to participate in the allocation of the 2.5 GHz WiMAX frequencies, that would mainly be available to new participants in the telecommunications market. Cellular WiMAX is a competitive technology to HSDPA and LTE, which are the next generation of GSM technologies. Granting WiMAX licenses to new operators or to any of our competitors and not to us might offer them a competitive advantage and adversely affect our business. Furthermore, if the Ministry of Communications allocates to new WiMAX operators frequencies which we may need for our next GSM generation technology, this may impair our ability to compete. If such frequencies are not available to us in the future, it may harm our ability to migrate to the next generation of GSM technology, such as LTE.

The Ministry of Communications has granted a special license to a few of the new land-line operators to conduct a marketing experiment that will examine the provision of domestic telephony services using VoBoC technology.

Land-line competition. To the extent that land-line telephones are used instead of mobile telephones, we compete with Bezeq, the incumbent land-line operator in Israel, HOT, the cable television operator in Israel, and other land-line operators. Bezeq owns 100% of the shares of Pelephone and Bezeq International, which, as mentioned above, may enable Pelephone and Bezeq to offer bundled services of land-line, mobile telephone and other telecommunication services, subject to regulatory approval.

New Business Initiatives. As of the beginning of  2009, we operate three additional non-cellular business lines: Voice over Broadband (“VoB”) telephony services, internet service provider (“ISP”) services and Web VOD (video on demand). 2009 was the first full year that we operated these services. As expected in new markets, we face new competitors and competition patterns. We may be at a competitive disadvantage relative to operators who may be able to offer bundled services of land-line, mobile telephone, television and other communications services, using their wholly- or partially-owned infrastructure. As a result of these market conditions, we may not meet our business plan for the new lines of business. We may face fierce competition in this area in a manner that will not enable us to establish substantial presence in these businesses. Hot-Net Limited Partnership ("Hot Net"), a wholly owned partnership of HOT, has applied to the Ministry of Communications for a license to provide ISP services in Israel. The Ministry of Communications has issued a hearing to consider allowing HOT to offer services bundles, including ISP services, to be provided by Hot Net.  We are not able to predict the regulatory conditions, if any, that the Ministry of Communications will impose on HOT and are therefore unable to assess the impact that this development may have on our ISP business.

Several new operators, including 012 smile communications ltd (“012 smile”), Netvision 013 Barak (“Netvision”) and Xfone Communication Ltd (“Xfone”) entered the land-line market in 2007 and 2008 based on VOB services using the infrastructure of Bezeq and HOT to access customers and to provide them with land-line telephony service. Other VoB operators may enter the mobile telecommunications services market in the future and increase the level of competition we face. As a result of these developments in the competitive environment, we may experience increased costs to attract and retain subscribers, and further pressure on tariffs.

Telecommunications industry consolidation. The telecommunications market might face consolidation in a manner which potentially decreases our competitive position. Various groups in the Israeli telecommunications market might acquire or build new complementary lines of business in order to provide a full range of telecommunications services packages. We might face difficulties in obtaining required services and product components, such as last mile access to the customers’ premises, that are essential to compete with our competitors’ bundled offerings. There are two major groups in the Israeli telecommunications market that currently operate a wide range of telecommunications services, including mobile, fixed-line, data transmission and internet. One of the groups also offers multichannel pay-TV services and therefore already possesses a full range of telecommunications businesses within the group. Subject to legal restrictions, the group might be able in the future to offer full packages of bundled services. Such developments could substantially affect our position in the Israeli telecommunications market, in particular, by attracting a broad range of telecommunications subscribers to one or two full-service telecommunications groups, as well as by permitting such a group or groups to apply substantial pressure on market prices for selected sectors. If such developments were to occur, our business and results of operations could be materially adversely affected.

Our subscriber growth rate, and consequently our revenue growth rate, has continued to slow, because Israel’s mobile telephone services market is highly penetrated, making it more difficult for us to obtain new subscribers and retain existing subscribers.

Although Israel’s mobile telephone services market has experienced substantial growth, and we have experienced substantial subscriber growth since our commercial launch in 1999, the Israeli market for mobile telephone services is now highly penetrated, and the growth of the overall Israeli market and of our own subscriber base has been slower than in the past. According to a recent report issued by a research company, at the end of the fourth quarter of 2009, Israel’s mobile telephone market penetration is estimated to be approximately 127%. This includes dormant subscribers (up to six months) as well as subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers as well as other service provider subscribers that also subscribe to another cellular network. While in the past our revenue growth has largely resulted from growth in the overall market, our future revenues will depend significantly on our ability to retain existing subscribers and to attract subscribers from the other mobile telephone network operators as well as on our ability to generate higher revenues from existing subscribers.

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

Our purchase commitments pursuant to our non-exclusive agreement with Apple for the purchase and resale of iPhone handsets in Israel may adversely affect our liquidity and financial results.

In June 2009, we entered into a non-exclusive agreement with Apple Sales International for the purchase and resale of iPhone handsets in Israel. Pursuant to the agreement, we agreed to purchase a minimum quantity of iPhone handsets per year, for a period of three years. These purchases will represent a significant portion of our expected handset purchases over that period. If we fail to sell a substantial number of these iPhone handsets on the terms that we intended to, we may be required to write-down our inventory, which would have an adverse impact on our earnings. We are currently required to subsidize a substantial portion of the sales price of each iPhone handset that we sell. We expect to fund these subsidies with cash generated from operations, which will increase our expenses and decrease our available cash. The launch of the iPhone has increased our working capital requirements due to the build-up of handset inventory and since we expect to recover the purchase price of each iPhone handset over the customer's contract term rather than at the commencement of the contract. As a result, our liquidity may be adversely affected.

Two of our main competitors have also announced that they have entered into agreements with Apple for the purchase and resale of iPhone handsets in Israel.

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

In addition to a number of legal and administrative proceedings arising in the ordinary course of our business, we have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure, which may result in civil liabilities or criminal penalties against us or our officers and directors, and consumer claims regarding, for example, our tariff plans and billing methods, which may result in significant monetary damages and civil penalties. The costs that may result from these lawsuits are only accrued  when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of legal counsel and on the Company’s estimate of the probable settlements amount that are expected to be incurred, if such a settlement will be agreed by both parties.

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

We may face competition from existing or future technologies, including land-line and cordless technologies, satellite-based personal communications services, private and shared radio networks, broadband wireless access services, Voice over IP (“VoIP”) services, wireless fidelity (“Wi-Fi”) technologies, WiMAX, VoBoC, and other communications technologies that have the technical capability to handle mobile telephone calls and to interconnect with the land-line telephone network and internet networks. The effect of emerging and future technological changes, including the convergence of technologies and the introduction of new competitors with the ability to provide mobile telecommunication services to customers while mobile, on the viability or competitiveness of our network cannot be accurately predicted. The technologies we employ or intend to employ may become obsolete or subject to competition from new technologies in the future, and competition from new technologies in the future may have a material adverse impact on our business and results of operations.

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

Unanticipated growth in subscriber demand for cellular data may require us to terminate or modify certain products or services and could require us to make unplanned investments.

As part of our strategy of evolving into a diversified multi-service communications and media service provider, we have developed services providing, and successfully encouraged subscriber demand for, Internet access and content and data consumption using 3G cellular phones, data cards and ISP.  However, in the event subscriber demand for data increases more rapidly than expected, we may need to develop strategies to avoid data traffic overloading the capacity of the network.   Such strategies may include terminating or modifying certain products or services or undertaking significant unanticipated investments.  In addition, regulatory developments seeking to ensure “fair usage” of the Internet for all persons may impose changes on the terms and conditions of certain of our current or future services.   In the event of substantial, rapid growth in data consumption by our subscribers and the public generally, we may be obliged to adjust our product offering or undertake significant investments, both of which could have a material adverse effect on our financial condition or results of operations.

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

Our ability to provide commercially viable cellular telephone services depends upon our ability to interconnect with the telecommunications networks of existing and future land-line, cellular telephone and international operators in Israel in order to complete calls between our customers and parties on the land-line or other cellular telephone networks. All land-line, cellular telephone and international operators in Israel are legally required to provide interconnection to, and not to discriminate against, any other licensed telecommunications operator in Israel. We have signed interconnect agreements with cellular telephone network operators in Israel, and with Israeli international operators, and in July 2008, we signed an agreement with Bezeq for the provision of land-line transmission services which replaces an earlier transmission agreement. As regards interconnection to Bezeq’s land-line network, we are currently operating without any formal agreements with Bezeq, and our day-to-day arrangements with Bezeq substantially conform to a draft interconnect agreement negotiated with Bezeq. In connection with the introduction of the new services that the Company began offering in 2009, we also depend on Bezeq's and HOT's land-line network in order to be able to provide those services. We also have an agreement with the international long-distance provider “Golden Lines” (012), to carry all of our roaming related traffic. The agreement provides that Partner will route calls to its customers that are roaming abroad via Golden Lines (012). In addition, Partner will route outgoing international calls from foreign roamers hosted on Partner’s network in Israel. Under the agreement, all international signaling traffic related to Partner’s roamers abroad and foreign roamers hosted on Partner’s network while visiting Israel will be also be routed through Golden Lines (012).

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

Our right to use the "orange" brand is royalty free only until 2013.  After that time, we are likely to be required to pay royalty payments should we decide to retain the orange brand. The amount of the royalties may be significant.

Our marketing strategy currently relies on the use of the international orange brand. We can operate our business under the orange brand only if we have the right to use it under the brand license agreement.  Under this license agreement, we are required to comply with the orange brand guidelines. We have the right to use the orange brand as long as we are able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel. Our right to use the orange brand is royalty-free until 2013.  Beforehand, during 2012, the parties will negotiate the amount of royalty payments, which could be significant, if we decide to retain the orange brand. If the parties do not agree on the amount of royalty payments, the determination of royalty payments will be referred to an independent expert. The brand license agreement may be terminated by mutual agreement, or at our discretion, or by Orange if a court determines that we have materially misused the brand.  Our decision to continue to operate under the orange brand will require us to weigh the amount of these royalty payments against the costs and potential risks associated with building a new brand for our services, among other factors.  If we retain the orange brand and are required to pay significant royalty payments, our results of operations may be adversely affected.  If we decide not to retain the orange brand we cannot assure you that we will be able to successfully build a new brand for our services in a timely manner.

We depend on a limited number of suppliers for our network equipment. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of network equipment or maintenance support on a timely basis.

We purchased our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software, from Ericsson and Nokia. As of January 2008, we purchase all our UMTS network equipment from Ericsson, and are therefore materially dependent on Ericsson as our sole vendor for our UMTS network. Although our network utilizes standard equipment that is produced by several suppliers, we cannot be certain that we will be able to obtain equipment from one or more alternative suppliers on a timely basis in the event that any of our suppliers is unable to satisfy our equipment requirements. Our results of operations could be adversely affected if Ericsson or one of our other suppliers fails to provide us with adequate supplies of equipment, as well as ongoing maintenance support, in a timely manner. In addition, our results of operations could be adversely affected if the price of network equipment rises significantly. In our experience, suppliers from time to time extend delivery times, limit supplies and increase the prices of supplies due to their supply limitations and other factors.

Our business may be impacted by shekel exchange rate fluctuations and inflation.

Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, in recent years, approximately one quarter of our operating expenses (excluding depreciation and amortization), including a substantial majority of our equipment purchases, were linked to non-shekel currencies, mainly the US dollar. These expenses related principally to the acquisition of handsets, where the price paid by us is based mainly on US dollars. In addition, a substantial majority of our capital expenditures (including with respect to our 3G networks) are incurred in, or linked to, non-shekel currencies, mainly US dollars. Thus, although the relative decline in value of the US dollar against the shekel during 2007 and 2008 helped offset increases in our financial and operating expenses, the decline in the value of the shekel against the dollar (or other foreign currencies) increased the shekel cost of our non-shekel denominated or linked expenses and capital expenditures. A continued decline in the value of the shekel against the dollar (or other foreign currencies) could have a further adverse impact on our results, which may be material. Material changes in exchange rates may cause the amounts that we must invest to increase materially in shekel terms.

We hedge a portion of our foreign currency commitments. As of December 31, 2009, the notional amounts of our foreign currency derivatives were approximately US$30 million. Our derivative transactions are mainly designed to hedge short-term cash flows related to anticipated payments in respect of purchases of handsets and capital expenditures in foreign currency.

Our bank credit facility borrowings and repayments of principal and interest on our Notes due 2012 and Notes due 2016 are currently in shekels, most of which are linked to the consumer price index (“CPI”). We may not be permitted to raise our tariffs pursuant to our license in a manner that would fully compensate for any increase in the CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue. We enter into derivative transactions in order to protect ourselves from an increase in the CPI. As of December 31, 2009, the notional amounts of our CPI derivatives were approximately NIS 430 million (or approximately 20% of our CPI exposure at that date).

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for more information regarding the Company’s exposure to exchange rate fluctuations and inflation.

If we are not able to successfully integrate new businesses or technologies, our business, brand and results of operations may be harmed.

In order to expand and improve our offering of services to our subscribers, attract new subscribers and secure new sources of revenue, we may acquire or develop complementary businesses and technologies, some of which we launched in January 2009. The identification, acquisition and integration of new businesses or technologies may require substantial management resources, cause us to incur unforeseen costs and disrupt our ongoing business. Until now we have not engaged in significant acquisitions. If we are not able to successfully integrate any such new businesses quickly and efficiently with our existing business, our business, brand, results of operations, financial condition or cash flows may be harmed.

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which may have a material adverse effect on our operating results and our share price.

Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to the evaluation of our internal control over financial reporting have resulted in increased general and administrative expenses and required substantial management time and attention. We expect these efforts to require a continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Although our management has concluded that our internal control over financial reporting was effective as of December 31, 2009, we may identify material weaknesses or other disclosable conditions in our future control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and significant effort and expense, and could have a material adverse effect on our operating results and on the market price of our ordinary shares.

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

Our level of indebtedness could adversely affect our business and our liquidity.

At December 31, 2009, our total long-term indebtedness was NIS 2,433 million net of deferred charges including capital lease obligations and current maturities.  In connection with the distribution of a special dividend, we anticipate increasing our total  indebtedness by NIS 1.1 billion in March 2010 (see “Item 5D. Trend Information – Recent Developments”).  Our credit facilities, the indentures governing the Notes and our loan agreement currently permit us to incur additional indebtedness, subject to some limitations.

Our substantial indebtedness could adversely affect our financial health by, among other things:

•	increasing our vulnerability to adverse economic, industry or business conditions or increases in the CPI, particularly because a substantial portion of our borrowings is linked to the CPI;

•	limiting our flexibility in planning for, or reacting to, changes in our industry and business as well as the economy generally;

•	requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, which reduces the funds available for dividend distributions and future business development; and

•	limiting our ability to obtain the additional financing we need to operate, develop and expand our business.

If our future cash flows are not sufficient to allow us to pay principal and interest on our debt, we might not be able to satisfy our financial and other covenants and may be required to refinance all or part of our existing debt, use existing cash balances or issue additional equity or other securities.  We cannot be sure that we will be able to do so on commercially reasonable terms, if at all.

We may not be able to fulfill our dividend policy in the future. If we implement our current dividend policy, we might reduce our future cash reserves, which may require us to borrow additional money.

We first distributed dividends in 2005, and we have distributed dividends in each subsequent year.  For the year 2009, the Company distributed dividends and declared a final dividend on March 16, 2010 (with respect to the fourth quarter of 2009), which in the aggregate amounted to approximately NIS 1,059 million (US$ 281 million), or NIS 6.86 per share, representing a payout ratio of approximately 93% of our annual net income for the year.  We have also announced a special dividend of NIS 1.4 billion to be distributed on March 18, 2010, which will result in a reduction of our equity by an equal amount and be financed by debt (see “Item 5D. Trend Information – Recent Developments”).

Under Israeli law, the payment of dividends is generally made from accumulated retained earnings or, retained earnings accrued over a period of the last two years (after deducting prior dividends to the extent not already deducted from retained earnings), and in either case, provided there is no reasonable concern that the dividend will prevent the company from satisfying current or foreseeable obligations as they come due.

A dividend distribution that does not meet the above- mentioned conditions would be allowed only after receiving court approval and after providing debtors with the opportunity to present to the court any opposition to the special dividend distribution.

There is no assurance that we will be able to continue paying dividends or increase our payment of dividends in the future, nor is there any assurance that our Board of Directors will not change our dividend policy in the future.

The special dividend distribution and our current dividend policy, if continued to be implemented, will significantly reduce our future cash reserves and may adversely affect our ability to fund unexpected capital expenditures. As a result, we may be required to borrow additional money, which may not be possible on attractive terms or at all.  See also the following risk factor regarding the risks related to future borrowing created by the current economic environment.

If we are unable to fulfill our dividend policy, or pay dividends at levels anticipated by investors in our shares, the market price of our shares may be negatively affected and the value of our investors’ investment may be reduced.

Our business results may be affected by an economic downturn.

Much of our revenues are usage dependant. An economic downturn may affect our results through an adverse impact in roaming activity, and may also have a negative impact on average monthly usage per subscriber (“MOU”) and average monthly revenue per subscriber (“ARPU”). If the current economic downturn continues, usage of any of our services may decrease and we may not be able to compensate for lost revenues. This may have a material adverse effect on our results of operations, financial condition or prospects. The recession may also result in a deterioration in the ability of our customers to pay amounts owed to us. Failure of one or more of our larger business customers to pay the amount owed to us may materially increase our bad debts and may have a material adverse effect on our results of operations and financial condition. Furthermore, the downturn  may adversely affect third parties we rely upon in the provision of our services, including interconnecting telecommunication providers, roaming partners and services and equipment providers. If our service or equipment providers fail to provide reliable and consistent services and/or equipment to us on the requisite standards of quality and on a timely basis, our ability to provide services to our subscribers may be reduced in scope and/or in quality, until and inasmuch as an alternative provider can be found, and consequently our license may be at risk of revocation for failure to satisfy the required service standards. An alternative provider and/or solution may involve additional expenses and/or investments on our part and/or may involve terms that are less favorable to us, including reduced revenues. In addition, if any damage is caused to us, or if we are found liable for damages caused to third parties by such service or equipment providers and such providers are unable to indemnify us for such damages, we may have to bear the cost of such damages, which may be substantial, and such outcome may adversely affect our financial condition.

Particularly in light of current global economic conditions, there can be no assurance that we will be able to obtain additional bank loans, issue new corporate notes or securitize accounts receivable on acceptable terms or at all, which could have a material adverse effect on our cash flow and financial condition.

RISKS RELATED TO OUR PRINCIPAL SHAREHOLDER

46.23% of our shares and voting rights are indirectly controlled by a single shareholder.

  On October 28, 2009, Advent Investments Pte Ltd. ("Advent"), a wholly-owned subsidiary of Hutchison Telecommunications International Limited ("Hutchison Telecom"), sold its entire controlling interest in the Company to Scailex Corporation Ltd. ("Scailex"). Scailex, an Israeli corporation listed on the Tel Aviv Stock Exchange, is a majority owned subsidiary of Suny, which is also an Israeli corporation listed on the Tel Aviv Stock Exchange and indirectly controlled by Mr. Ilan Ben-Dov.  In separate transactions, Suny acquired 1.41% of our issued and outstanding shares and total voting rights. As a result of his indirect control of Scailex (which held 44.82% of our issued and outstanding shares and voting rights as of January 31, 2010) and Suny, Mr. Ilan Ben-Dov indirectly controlled 46.23% of our issued and outstanding shares and total voting rights as of January 31, 2010.

As our largest shareholder, Scailex, who is also one of our main handset suppliers, has the ability to influence our business through its ability to virtually control all actions that require majority approval by the shareholders and through its representatives on our board of directors. Scailex is not obligated, however, to provide us with financial support or to exercise its rights as a shareholder in our best interests or in the best interests of our minority shareholders and noteholders, and it may engage in activities that conflict with such interests. If the interests of Scailex conflict with the interests of our other shareholders and noteholders, those shareholders and noteholders could be disadvantaged by the actions that this shareholder chooses to pursue. In addition, Scailex may cause our business to pursue strategic objectives that may conflict with the interests of our other shareholders and noteholders.

The change in principal shareholder could give rise to changes in our strategy, including our financial strategy and the level of debt coverage, which could have a significant impact on our results of operations and/or financial condition.

In addition, according to press releases issued by Scailex, Scailex entered into an agreement with Bank Leumi Ltd ("Bank Leumi") under which it sold 7,677,037 Company shares, representing 4.99% of the Company’s issued and outstanding shares, to Leumi Partners Ltd, a wholly owned subsidiary of Bank Leumi, and undertook obligations which may have an influence on decisions taken by the Board of Directors or at shareholders' meetings, including the election of a representative of Bank Leumi to the Board of Directors.  See "Item 7A. Major Shareholders - Agreement between Scailex and Bank Leumi Ltd".

We do not expect to continue to enjoy the benefits and support arising from our relationship with Hutchison Telecom and Hutchison Whampoa Limited following the sale by Hutchison Telecom of its entire controlling interest in the Company to Scailex.

  Since April 2005, when Hutchison Telecom became our controlling shareholder, we have benefited from the knowledge and experience of Hutchison Telecom and Hutchison Whampoa Limited (“HWL”)  in terms of strategic advice, group purchasing and cost-sharing agreements which have allowed us to benefit from the combined purchasing power and resources of HWL group companies.  We have also benefitted from their assistance in developing our business, as well as the recognition we have acquired in the industry as a result of their association with our company.  We also participated in certain directors’ and officers’ liability insurance policies procured by Hutchison Telecom. Following the sale of Hutchison Telecom’s controlling interest, we no longer have the support and benefits that we had derived from being part of the Hutchison Telecom/HWL groups, but we cannot at this time assess whether this will have a substantial negative effect on our business.

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

Since our incorporation, we have achieved a number of important milestones:

•	In April 1998, we received our license to establish and operate a cellular telephone network in Israel.

•	In January 1999, we launched full commercial operations with approximately 88% population coverage and established a nationwide distribution.

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

•	On March 31, 2001, we had over 1,000,000 subscribers.

•	In July 2001, we registered our ordinary shares for trading on the Tel Aviv Stock Exchange.

•	In December 2001, the Ministry of Communications awarded us two bands of spectrum: one band of GSM 1800 spectrum and one band of 2100 UMTS third generation spectrum.

•	In June 2002, our license was extended until February 2022.

•	In August 2003, we had over 2,000,000 subscribers.

•	In December 2004, we commercially launched our 3G network.

•	In March 2005, we completed a debt offering, raising NIS 2.0 billion in a public offering in Israel of notes due 2012.

•	In April 2005, we repurchased approximately 33.3 million shares from our Israeli founding shareholders, representing approximately 18.1% of our outstanding shares immediately before the repurchase.

•	In August 2005, we redeemed our outstanding $175 million 13% unsecured senior subordinated notes.

•
In the third quarter of 2005, our Board of Directors and shareholders approved the distribution of our first cash dividend, in the amount of NIS 0.57 per share, totaling approximately NIS 86.4 million.

•
In March 2006, we launched services based on the High Speed Downlink Packet Access (“HSDPA”) technology. HSDPA is a technological enhancement to our 3G services that offers subscribers the ability to access our 3G services at higher speeds. The HSDPA technology has already been deployed to support up to 21 Mbps on the downlink and 5.7 Mbps on the uplink.

•
In July 2006, we purchased Med-1 I.C.–1 (1999) Ltd.’s fiber-optic transmission business for approximately NIS 71 million (US$16.8 million), in order to enable us to reduce our transmission costs as well as to provide our business customers with bundled services of transmission of data and voice and land-line services.

•	In January 2007, we were granted a domestic fixed license by the Ministry of Communications, and in February 2007 we were granted a network termination point license.

•
In December 2008 and January 2009, we launched three additional non-cellular business lines: Voice over Broadband (“VoB”) telephony services, internet service provider (“ISP”) services and Web VOD (video on demand). See “Item 4B. Business Overview – Services and Products – Value-Added Services”.

•
On October 28, 2009, Scailex Corporation Ltd. became our principal shareholder through acquiring the entire interest in the Company of our previous controlling shareholder.  As of January 31, 2010, Scailex held 44.82% of our capital and voting rights.  Scailex is indirectly controlled by  Mr. Ilan Ben-Dov.  See “Item 3D. Risk Factors – 46.23% of our shares and voting rights are indirectly controlled by a single shareholder”.

For information on our capital expenditures for the last two financial years, and for the principal capital expenditures currently in progress, see “Item 5B. Liquidity and Capital Resources – Capital Expenditures”.

4B. Business Overview

In accordance with general practice in the cellular telephone industry, we use the term “subscriber”, unless the context otherwise requires, to indicate a telephone or a data or video device, rather than either a bill-paying network customer, who may have a number of telephones connected to the network, or a cellular telephone user who may share a single telephone with a number of other users. “Subscriber” includes our pre-paid customers. As of January 2008, a pre-paid subscriber has been, and will continue to be, recognized as such only following the actual use of his pre-paid SIM card. References to the number of subscribers are stated net of subscribers who leave or are disconnected from the network, or who have not generated revenue for the Company for a period of over six consecutive months ending at a reporting date.

We were the first GSM mobile telephone network operator in Israel. We received our mobile telephone license in April 1998, commenced full commercial operations of our digital GSM cellular telephone network in January 1999 and on December 1, 2004 we commercially launched our third generation, or GSM, service. Since then, we have expanded rapidly, and on December 31, 2009, we had approximately 3.042 million subscribers, representing an estimated 32% of total Israeli cellular telephone subscribers at that date. During the twelve months ended December 31, 2009, we increased our customer base by approximately 5.0% with approximately 144,000 net active new subscribers joining the Company in 2009, compared to 99,000 net new subscribers in 2008. At December 31, 2009, approximately 73.3% of our customer base (approximately 2,231,000 subscribers) was represented by post-paid subscribers who subscribe to post-paid tariff plans  and 26.7% (approximately 811,000 subscribers) by subscribers who subscribe to pre-paid tariff plans. As of December 31, 2009, we also had more than 1,279,000 3G customers (included in the subscriber data above).

Beginning for the year 2009, we have organized our business into two segments:

-
the cellular business segment, our core business, which represents approximately 99% of our total revenues.  The cellular business segment includes all services provided over our cellular networks including airtime, interconnect, roaming and content services. In addition, the cellular business segment's activities include sales of relevant equipment including cellular handsets, datacards, modems (including built-in modems in laptops) and related equipment and accessories; and

-
the fixed line business segment, which includes a number of services provided over fixed line networks including transmission services; Primary Rate Interface ("PRI") lines for business sector customers, VoB telephony services, and ISP services.  Approximately 63,000 VoB and ISP subscribers joined the company during the ramp up period in 2009. (Subscribers to both cellular and fixed line services are counted separately for each service for the purposes of subscriber count).

 On February 18, 2010, we announced comprehensive organizational changes designed to accomplish our strategy of transforming from a pure cellular player into a comprehensive communications service provider, as well as strengthening our customer-centric approach. The change is mainly driven by the trend of convergence in communications services and by the increasing complexity of products and customers' needs.  The new structure includes modifications to our organization:

•
the establishment of Private and Business Customers Divisions:  Each Division incorporates all aspects of customer care, including sales of a wide variety of fixed and mobile products, customer services, technical support and retention activities; and

•
the amalgamation of the current Fixed Line Division into the new structure in order to maximize the synergy between the fixed line and the mobile services and also enlist existing sales channels to the new fixed services sale efforts.

We market our services under the orange brand, which is licensed to us and has been used successfully in other markets around the world to promote cellular telephone services. Market surveys show that we have achieved strong brand awareness in Israel. We have also received awards recognizing our high standards of customer service. In 2009, we were named by Globes, a leading Israeli business daily newspaper, as the number-one communications brand in Israel for the seventh consecutive year. Finally in 2009, we won the “best workplace” award in the telecommunication industry, an award granted to us by Business Data Information (“BDI”).

Our GSM/UMTS network covered over 98% of the Israeli population at year-end 2009. We currently operate our GSM network in the 900 MHz and 1800 MHz bands and the UMTS network in the 2100 Mhz band. Our GSM services include standard and enhanced GSM services, as well as value-added services and products such as roaming, voice mail, voice messaging, color picture messaging, ringtone and game downloads, information services, and General Packet Radio Services (“GPRS”), which enables the packet transfer of data.

Our 3G network offers a wide range of services, such as video calls, a new portal of content services including a rich selection of video-based services under the “orange time” sub-brand, and the transmission of data.

Special characteristics of the Cellular Telecommunications Industry in Israel

We believe that the following special characteristics differentiate the Israeli market from other developed cellular telecommunications markets:

•	High Cellular Phone Usage. Israeli usage of cellular phones is relatively high compared to Western Europe in terms of average monthly usage per subscriber.

•
Calling Party Pays. In Israel, only the party originating a telephone call pays for the airtime. Cellular telephone network operators do not charge subscribers to receive calls on their handsets, except while roaming. This encourages higher rates of cellular telephone usage.

•
High Ratio of Post-Paid Subscribers. In Israel it is estimated that approximately 75% of the cellular companies' subscribers subscribe to post-paid plans, which is relatively high compared to the European average.

•
High Cellular Telephone Penetration. Since 1994, the market has sustained a rapid annual rate of growth from a 2.6% penetration rate at year-end 1994 to an estimated penetration rate in Israel at December 31, 2009 of 127% representing more than 9.52 million subscribers out of an estimated population of approximately 7.5 million. The total number of estimated cellular telephone subscribers includes dormant subscribers and subscribers to multiple networks as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers.

•
Multiple Different Cellular Telephone Technologies. The four cellular telephone licensees in Israel have systems based on multiple technologies. We are currently one of three Israeli network operators using GSM and UMTS systems. GSM is an advanced, internationally accepted technology, and according to an industry source, was used by more than 3 billion people worldwide as of December 31, 2009. Other technologies currently used by Israeli cellular telephone licensees include the N-AMPS analog, TDMA, CDMA and CDMA1x RTT, EVDO, D-AMPS, EDGE, UMTS/HSPA (HSDPA and HSUPA) and iDEN systems.

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

Our Strategy

We intend to continue to enhance revenues and profitability, and to continue to create value for our shareholders, customers and employees. In order to accomplish this, we intend to:

•
 Evolve into a Diversified Multi-service Communications and Media Service Provider. We are continuing to broaden and diversify our portfolio of products and services to evolve into a diversified multi-service communications and media service provider.    In addition to our core business providing cellular telecommunications services, our services offering range now includes fixed-line telephony, transmission services, ISP services and other accompanying telecom and media services. In order to reach customers, we use our own mobile and fiber optic networks, leased access and transmission lines, or, with respect to VoB services, the existing infrastructure of Bezeq, the incumbent land-line operator in Israel, and HOT, the cable television operator in Israel. We also intend to further enrich our media and content offerings in order to attract new customers and increase the level of loyalty and satisfaction of our existing customer base. Our licenses to operate in various telecommunications areas enable us to provide a wide range of services that will potentially be used to create a bundle of telecom and other adjacent services which we believe will favorably affect our ability to limit cellular churn rates, increase customer loyalty, maximize the synergy between our lines of business and generate additional streams of revenues. In the foreseeable future, however, we do not anticipate that revenues from these services will be material compared to our total cellular revenues.

•
Broaden 3G Service Use and Our Subscriber Base. The penetration rate in Israel is very high; however, we believe that we can increase our revenues from our existing customer base and also add new subscribers to our network. We believe that a major source of growth for us is additional revenues from our 3G and data card subscribers consuming more data and content services. We are leveraging our outstanding reputation for network quality, innovation, and customer service to develop our 3G business in order to benefit from that growth. We consistently launch new 3G based products to attract new customers and to increase consumption of data services. We also aim to offer desirable content and to make our 3G services widely accessible and affordable.

•
Maintain Strong Branding. We believe that a focused marketing strategy based upon strong branding for our products and services has substantially reinforced our subscriber growth and loyalty. We intend to continue to promote a strong brand, including in connection with our 3G services. We also intend to support our branded image by continuing to focus on customer service, innovation and the quality of our network.

Competitive Strengths

We believe that the following competitive strengths differentiate us from our competitors and will assist us in achieving our mission and implementing our strategies:

HSPA•
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

•
Focus on Customer Service. We believe we provide outstanding customer service through quick, simple and reliable handling of customer needs and interactions, which we have achieved through investments in technology and training of customer service skills.

•
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

•
Strong Brand Identity. Since the launch of full commercial operations in 1999, we have made a substantial investment in promoting our brand identity in Israel to represent quality, innovation and customer service. Our marketing activities have resulted in wide-scale recognition of our brand in Israel.

•
Strong Financial Performance and Financial Position. Our net cash provided by operating activities less net cash used in investing activities has been NIS 1,401 million and NIS 1,021 million for the years ended December 31, 2008 and 2009, respectively.

•
Strong and Motivated Management Team. We have been able to attract a number of Israeli senior managers from the telecommunications, high-tech and consumer products industries. Our management team is experienced and highly respected and, we believe, well-positioned to manage and lead the Company. We believe that our performance-based incentive package aligns the interests of senior management with those of our shareholders.

Marketing and Brand

We believe that a focused marketing strategy is critical to support our goal of sustaining our position as a leading provider of quality and innovative cellular communications solutions in Israel. Our marketing strategy is based upon  the strong international orange brand and emphasizes high value for money, network quality, feature rich services, simplicity, innovation, customer service and customer retention.  In addition, since we entered the VOB/ISP businesses in 2009, the Company has undertaken a strategy of marketing our brand as an all inclusive telecommunications services provider.  In carrying out this strategy we have made a substantial effort in promoting the orange brand in Israel as a vehicle for differentiating our services from those of our competitors.

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

In order to promote our advanced new services and to increase awareness of these services, we employ a large number of promotional activities and use a broad range of advertising media. During 2009 we continued to pursue extensive advertising presence in the media in order to maintain high exposure for our brand and advanced technologies. During 2009, our main advertising activities focused on promoting the subscribership and usage of 3G and HSPA services, and of advanced mobile applications and content such as PC-mobile synchronization and mobile broadband using data-cards, as well as increasing loyalty among our customers. Our marketing strategy focuses on promoting our services to various segments of the Israeli population, and we have extended this strategy to our 3G services. We advertise our services in several languages. In addition to traditional media, we promote our brand and services by sponsoring and initiating cultural and community programs.  We use the distinctive orange brand logo in all our promotional activities and advertising. See “Item 4B. Business Overview–Intellectual Property.”

Services and Products

Our principal business, which provides most of our revenues is currently the provision of mobile telecommunications services in Israel, and our goal is to become a diversified multi-service communications and media service provider and offer our subscribers a wide range of sophisticated and easy to use services based upon the latest proven technology.

Our core service is cellular telephony service – provided on both our GSM/GPRS network and our UMTS/HSDPA network. Our basic offer includes international dialing, roaming, voice mail, short message services, intelligent network services, content based on our cellular portal, data and fax transmission and other services. We are continually developing tailored value-added services to meet the special needs of our subscribers and to enhance our long-term relationship with our subscribers.

Our use of  GSM, GPRS, UMTS and HSPA technologies enables high speed data transmission. All our content services, including 2G and 2.5G content, were re-branded during 2008 under the sub-brand “orange time”. Our orange time mobile services enable the streaming and downloading of rich applications and content and WAP browsing for 2G subscribers, while the 3G subscribers’ services are enhanced by video and high quality audio capabilities. Our MMS services enable subscribers to send photos, multimedia and animation from handset to handset and from handset to web. We also offer high quality customer service, as well as handset repair and replacement services for equipment sold to our subscribers.

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

In December 2008 and January 2009, we launched three additional non-cellular business lines: VoB  telephony services that compete with fixed-line telephone services; ISP services that provide access to the internet as well as home Wi-Fi networks, VAS such as mail and anti-spam filtering; and Web VOD providing premium on-demand video (mainly full-track feature films and television series’ episodes), music tracks and games. See “Value-Added Services” below.

•
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

•
The number of VoIP lines in Israel was estimated at the end of 2009 to be 750 thousand lines. This estimate is based ontwo major VoIP operators, who published reports for September 2008 and December 2008, respectively.  The number of Public Switched Telephone Network (“PSTN”) lines (excluding VoB) in Israel is estimated by IDC to be 2.6 million lines at the end of 2008.

Our management systems are certificated and monitored by IQC (The Institute for Quality and Control, an RVA accredited Certification Body authorized by Bureau Veritas Quality International) to the appropriate international standards:

•	ISOI 9001:2008, which focuses on fulfillment of clients and legal requirements;

•	ISO 14001:2004, which coordinates our commitment to habitat and environment; and

•	OHSAS 18001:2007, which directs our efforts to provide a safe and healthy work environment at our premises.

Our management systems won a citation in the Israeli Contest for Business Excellence (2005) for outstanding performance in implementing quality, environmental, health and safety as well as social accountability awareness. The common cornerstone to these joint systems is the full involvement and commitment of top management and personnel to comply with demands and continuous improvements in  our performance and customer satisfaction.

Tariff Plans

Since the beginning of our full commercial operations in 1999, we have introduced tariff plans aimed at bringing innovation to the Israeli cellular communications market. At December 31, 2009, approximately 73.3% of our customer base (approximately 2,231,000 subscribers) was represented by post-paid subscribers who subscribe to post-paid tariff plans, and 26.7% (approximately 811,000 subscribers) by subscribers who subscribe to pre-paid tariff plans.

Our post-paid business tariff plans offer features attractive to business users such as charging fees based on airtime usage without adding the interconnect charges imposed by other cellular and land-line providers for calls made by our subscribers that terminate on third party networks, and providing discounts for calls to designated numbers within a subscriber’s calling circle. In addition, we usually offer handset subsidies to customers joining these tariff plans. Most of these tariff plans include subscription periods of 36 months.

The elements of our tariff plans for post-paid private customers are packaged and marketed in various ways to create tariff packages attractive to target markets, including families, soldiers, teens,  students and other sectors. Our tariff plans for private customers feature a certain number of free minutes for calls made between family members and special discounts on tariffs for calls among a limited number of family members or friends. They also offer limited handset subsidies. Based on an amendment to our license in March 2008, standard subscriber agreements with private customers have been shortened as of January 2009 to 18 months.

Under our pre-paid plans, upon purchase of a SIM card or phone card or prepayment by credit card, customers can use our network, including some of our value-added services, without the need to register with us or enter into any contract. Our pre-paid plans enable us to compete in the pre-paid cellular services market.

International Roaming

Israelis are frequent travelers, and Israel is a highly visited country. According to the Israel Central Bureau of Statistics, in 2009, more than 4 million overseas departures of Israelis were recorded, and almost 2.8 million people visited Israel during 2009. Roaming allows a mobile phone subscriber to place and to receive calls while in the coverage area of a network to which he or she does not subscribe and to be billed for such service by his or her home network. Facilitating international roaming was a primary design goal of the GSM system from its inception. A GSM roamer can therefore expect to enjoy substantially the same services, features and security while traveling as he does at home. We consider international roaming to be a significant source of revenue. The Ministry of Communications may introduce new regulations that would limit our revenues from roaming services.

At December 31, 2009, we had open commercial roaming relationships with 396 operators in 176 countries or jurisdictions. We also have agreements with satellite operators, providing global coverage, requiring the use of unique handsets. Creating roaming relationships with multiple operators in each country increases potential incoming roaming revenue for us and gives our subscribers more choice in coverage, services and prices in that country.

At December 31, 2009, our commercial roaming relationships included 124 3G roaming agreements in 64 countries, compared to 81 3G roaming agreements in 42 countries at year-end 2008. The 3G roaming agreements enable our 3G roamers to initiate video calls, high speed data and video and audio content while abroad. Since we operate our GSM services on the 900 MHz band, which is the most widely-used band among GSM operators worldwide in terms of handsets, and also on the 1800 MHz band, all of our roaming enabled subscribers may roam to most countries where we have roaming capability using their own handsets without modification. In some countries cellular networks use either the 1900 MHz band of GSM or other technologies (GSM 850, CDMA or UMTS) with which we have established international roaming. Our subscribers who own dual or tri-band handsets that work on GSM 1900 as well as GSM 900 may also use their own handsets in countries that deploy GSM 1900 frequency with networks using GSM 1900. Other subscribers who advise us of their intention to visit those countries are either loaned free of charge a compatible handset into which they insert their SIM, thus retaining their own phone number, phone book and all other regular features, or are given the option to rent such handsets at their destination upon their arrival. Since the launch of our 3G network, 3G networks around the world are becoming gradually available to our 3G subscribers.

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

Starting in 2008, we expanded our value-added services beyond the cellular domain to include:

•
VoB. This service allows users to make and receive telephone calls over the Internet through an ISP connection. Our service includes Quality of Service, which ensures high quality voice transmission regardless of the load on the internet connection, and a home gateway which is unique in the Israeli market for its range of sophisticated functionalities, including call hijack between the customer’s fixed and mobile telephone lines.

•
ISP. As an internet service provider, we offer our customers access to the internet and internet services through a separate communications network. Our ISP offering includes improved email accounts based on Google’s Gmail service, home WiFi networking, anti-virus and site filtering based on the customer’s restriction definition, and other value added internet services. To back up our offering, we have established a dedicated staff for installation and support, and also provide a direct connection to the Israeli backbone and international backbone.

•
Web VOD Services. This service gives internet users (including those of other ISPs) access to our on-line media shop and enables them to view video items on their computers through internet streaming. Under the “orange time” brand, our on-line media shop offers premium on-demand video (mainly full-track feature films and television series’ episodes), music tracks and PC (portable computer) and mobile games, under a variety of payment plans.

Our main focus throughout 2009 was to continue to expand our 3G and HSPA business in Israel and to enhance our relationship with our customers through active retention activities. To meet these goals, we have expanded our 3G handset portfolio to cater to several specific market segments, we have enhanced our content portal offering and we have launched several innovative retention activities.

Our VoB, ISP and VOD services are available to all Israeli customers, not only to mobile customers, thus enabling us to reach more customers and grow our total customer base.

During 2009, the Company experienced an increase (as part of a global trend) in the purchase of cellular modems that allows surfing and data consumption on the cellular network through lap-top computers. The Company expects this trend to continue and to increase during the upcoming year.

Handsets

We provide handsets to our subscribers at discounts of up to 100% when they first become subscribers or when upgrading their handsets. The discount offered depends upon the tariff package and special promotions offered from time to time.  We currently offer a range of different handset models supplied by a number of manufacturers. We offer handsets to satisfy our subscribers’ roaming needs in the 900 MHz, 1800 MHz and 1900 MHz bands, and in 2100 MHz (3G) as well. Not all handsets support all band ranges. We evaluate the technical features of every new cellular handset and, if we decide to make it available to subscribers, we obtain a type approval from the Ministry of Communications for such handset. We advise our sales representatives and dealers on compatibility and technical issues. All our handsets are Enhanced Full Rate (“EFR”) compatible to provide high voice quality. All of our handset models have Hebrew language displays. We  offer innovative handsets in our portfolio, including large screens with high resolution displays, high quality cameras with video capabilities, touch screen, large memory, embedded GPS, open operating systems (Symbian, Windows Mobile) with enhanced applications, T.V.application and music library, backup application, messaging and internet applications and rich content in our portal and on the internet. Following the launch of our HSDPA network, we also sell handsets that enable customers to use content services with high-speed rates of data transmission, cellular modems and lap-tops with HSDPA embedded data cards.

Land-line Services

In addition to our cellular services, we provide, through our subsidiary Partner Landline Telecommunication Solutions, L.P., land-line transmission and data capacity services, using the transmission network we purchased from Med-1 1.C.1 (1999) Ltd. in 2006 and have since continued to expand. Our land-line capacity also includes capacity which we lease from other land-line telecommunications service providers. The services we offer include primarily connectivity services by which we provide high quality, dedicated, point-to-point connection for business customers and telecommunications providers, as well as land-line services to business customers.

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

Walk-in Centers. We currently operate 33 Partner-owned service and sales centers across Israel. These centers provide a face-to-face, uniformly designed, contact channel and offer all services that we provide to customers: sales, handset upgrade, handset maintenance and other services (such as finance, rate-plan changes and subscription to new services). Several centers are focused on sales to both private and small business customers. These centers are located in central locations, such as shopping malls in Tel Aviv and its periphery, Jerusalem, Haifa and Be’er-Sheba. Lease agreements for our retail stores and service centers are for periods of two to five years. We have the option to extend the lease agreements for different periods including the initial lease period. See also Note 17(b) to our consolidated financial statements.

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

Sales and Distribution

We apply a multi-channel approach to target various market segments and to coordinate our sales strategy.

We distribute our services and products primarily through:

•	direct sales channels, which consist of Partner-owned sales centers and business sales representatives; and

•	indirect sales channels, which consist of traditional networks of specialized dealers and non-traditional networks of retail chains and stores.

Direct Sales Channels

Orange Sales and Service Centers: All of our walk-in centers serve as sales centers. The face-to-face contact enables customers to get the “feel and touch” of new handsets and services demonstrated by our representatives. The “feel and touch” approach enables us also to promote in particular our 3G products and services.

Direct Sales Force: Our sales force is comprised of service and sales representatives.

•	A team of regional representatives and customer account managers, located in four regional offices, supports small to medium-sized businesses.

•	A team of corporate representatives and customer account managers who support large corporate customers.

•	A “door to door”sales-force focuses on individual and small business customers.

•	A telemarketing department conducts direct sales by phone (to private and business customers), initiates contacts to prospective customers and coordinates appointments for the sales representatives.

Our sales force undergoes regular training to improve their skills of selling advanced solutions such as cellular data, intranet extension and connectivity, virtual private networks and other value-added services that appeal to corporate customers.

In addition, as of December 31, 2009, we have 33 orange stands in shopping centers throughout the country, in addition to eight shops.

Indirect Sales Channels

 At December 31, 2009, we had agreements with 28 traditional dealers providing 46 points of sale, selling a range of our products. The private dealer network is an important distribution channel because of its ability to attract existing cellular users to our network. Our dealer network focuses primarily on sales to individual customers and, to a lesser extent, small business customers. Most of our dealers specialize in sales for post-paid customers, and others specialize on sales for pre-paid customers and distribution of pre-paid handsets to sub-dealers. In addition, we have specific dealers that target different segments of the Israeli population with the appropriate style, language and locations. We provide regular training to employees of our dealers to update them on our products and services. Our dealer managers visit dealers on a regular basis to provide information and training, answer questions and solve any problems that may arise. We pay our dealers competitive commissions and provide handset subsidies. However, dealers are not entitled to commissions for any customers that terminate their service within 60 days of activation.

All indirect sales channels are supported by a specialized “dealer support” call center providing information, support and coordination of appointments of car-kit installations.

Customer Contracts and Credit Policy

Based on an amendment to our license that became effective April 2008, standard subscriber agreements with private customers were shortened as of January 2009 from a maximum of 36 to 18 months. Most of our business customers sign 36-month contracts. Subscribers are billed monthly for airtime charges and charges per services. All customers are supervised by daily reports in order to display exceptional usage. Roaming access for direct debit subscribers is subject to credit scoring by Partner’s credit supervisors with the assistance of outside credit agencies and may require additional guarantees or deposits.

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

Our Network

We have built an extensive, resilient and advanced network system in Israel, allowing us to offer our services with extensive coverage and consistent high quality. During the years ended December 31, 2008 and 2009, we made capital expenditures of NIS 490 million and  NIS 375 million ($99 million), respectively, in our network infrastructure, including optic fibers.

Overview

Third generation wireless communication, which offers full interactive multimedia capabilities at data rates of up to 384 Kbps, is bringing wire-free networks significantly closer to the capabilities of land-line networks. Improvements in coding and data compression technology will provide better voice quality and more reliable data transmission. UMTS is the global standard adopted for the implementation of third generation wireless telecommunications capable of data rates of 7.2 Mbps and is the 3G technology we use. HSPA is a technological enhancement to our 3G services that offers subscribers the ability to access our 3G services at higher speeds for downloading (HSDPA) and uploading (HSUPA) data.

Infrastructure

As of December 31, 2009, our GSM network consisted of 1,882 macrobase transceiver stations, 203 microbase transceiver stations and 414 indoor transceiver stations, all linked to 30 base station controllers. The base station subsystem is controlled by 11 cellular switching centers. Base transceiver stations, cellular switching centers and base station controllers are interconnected by approximately 5,750 transmission links. Ericsson and Nokia supply our base station controller and base transceiver station sites for our GSM and GPRS network.

As of December 31, 2009, our UMTS network consisted of 1,834 macrobase transceiver base stations, 50 microbase transceiver stations and 291 indoor transceiver stations, all linked to 13 radio network controllers. The base station subsystem is controlled by four mobile switching centers and six media gateways. The base transceiver stations, the mobile switching centers and the radio network controllers are interconnected by approximately 2,200 transmission links. As of January 2008, Ericsson is our sole 3G UTRAN and core network equipment supplier, and we are progressively replacing equipment purchased from other suppliers with Ericsson equipment.

In addition, our network is interconnected with two public switched telephone companies, Bezeq and HOT, in several locations across Israel. Our network is also directly connected to the three cellular networks and the six Israeli international operators, and indirectly to the land-line and cellular telephone networks of Paltel.

Our transmission network is made up of leased lines from Bezeq and other operators and our own microwave links and fiber optic infrastructure. Currently most of our transmission network consists of leased lines. Our fiber-optic transmission network enables us to reduce our transmission costs as well as to provide our business customers with bundled services of data and voice transmission and land-line services

Our GSM and UMTS networks covered over 98% of the Israeli population at year-end 2009. We are continuing to expand and improve the coverage, capacity and quality of our UMTS network.

Network Design

Our primary cellular network design objective is to further expand and improve our UMTS/HSPA cellular telephone network to provide high voice, video and packet quality, call reliability, high capacity and high coverage quality and to maintain technological advantages over our competitors. In formulating our network design objectives, we have been guided by our business strategy to continue to broaden the highest quality network. The quality parameters that we seek to satisfy are those that we believe are important to cellular phone users: voice quality, high data rate packet sessions, low “blocked call” rate, low “dropped call” rate and deep indoor penetration, especially in densely populated areas or areas of special commercial interest. The two main examined parameters used to measure network performance for voice and packet data are the setup call success rate and the dropped calls rate.

With these quality parameters in mind, we rolled out our UMTS/HSPA network starting in 2004, which shares locations with the GSM sites. In December 2007, we signed an agreement with LM Ericsson Israel Ltd. for the replacement of third party 3G radio equipment existing in our network, and they are currently the main 3G supplier of our network. See “Item 10C. Material Agreements”.

We use monitoring probes and counters to ensure network quality.

Our transmission network design confers the following benefits: (i) necessary bandwidth for GSM and UMTS/HSPA services; (ii) resilience; (iii) use of high transmission rate back-bone routes based on Synchronous Digital Hierarchy; and (iv) the ability to utilize a new generation of sophisticated technology to optimize the system and increase capacity where necessary. Our switching architecture is based on two transit switches connected to all of our systems and platforms.

This infrastructure enables us to provide services to our customers such as call “hijack” which allows customers to retrieve incoming mobile line calls on their fixed line, improved email accounts based on Google’s Gmail service, anti-virus and site filtering based on the customer’s restriction definition.

In December 2008 and January 2009, we launched additional non-cellular business lines that target households in the Israeli market. We became an Internet Service Provider (ISP), providing internet to Israeli customers at their homes, over third parties’ existing network infrastructure. In addition to this service, we began providing fixed-line phone calls using VoB technology. The technology is based on the Nokia Siemens Next Generation Network (NGN) softswitch. In order to provide the fixed-line services, we developed a home gateway box (smartbox), that provides the customer with a setup of a home network WiFi based on the protocol 802.11n, FXS and DECT supported phones, and built-in firewall.

Spectrum Allocation and Capacity

Spectrum availability is limited and is allocated by the Ministry of Communications through a licensing process. Pursuant to the terms of our license and subsequent allocations, we were allocated 2x10.4 MHz in the 900 MHz frequency band, of which 2x2.4 MHz are shared with Jawwal which operates in the West Bank and the Gaza Strip. We also have an agreement to use an additional 2x2.4 MHz of spectrum in the 900 MHz frequency band on a shared basis with Jawwal. Under this agreement, which has been endorsed by the Ministry of Communications, we are permitted to use this additional spectrum in Israel so long as we do not cause interference in areas where Jawwal operates. See “Item 3C. Risk Factors” for a discussion of the risks associated with regulatory developments in spectrum allocation.

We were also allocated two additional bands of spectrum: 2 x 10 MHz of GSM 1800 spectrum and 2 x 10 MHz and 1 x 5 MHz of UMTS/HSDPA third generation in the 2100 MHz frequency band. We operate GSM 1800 MHz band base transceiver stations that enhance the capacity of our GSM 900 MHz network, and improve our GSM 900 MHz network’s quality.

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

The erection of most of these network sites requires building permits from local or regional authorities, as well as a number of additional permits from governmental and regulatory authorities, such as:

•	erection and operating permits from the Ministry of Environmental Protection;

•	permits from the Civil Aviation Authority, in certain cases; and

•	permits from the Israeli Defense Forces.

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

Nokia-Siemens, together with its subsidiaries and/or  its associated companies also supplies us base station controllers, base transceiver stations and network management system equipment, as well as equipment for our NGN  network. Nokia-Siemens also supplies us with switches for the land-line telephony services based on IP.

Bezeq supplies the Company with land-line transmission services for connecting traffic between 65% of the Company's sites and  its switches.

Alcatel provides the Company with a pre-paid system that allows subscribers to pay set amounts in advance and thereby allows subscribers to manage their expenses for services.

In June 2009, we entered into an agreement with Apple Sales International for the purchase and resale of iPhone handsets in Israel. See "Item 10C. Material Contracts".

During 2009 we purchased a substantial portion of our Nokia handsets from Eurocom Communications Ltd. ("Eurocom").. See "Item 7B. Related Party Transactions–Transactions with Affilates–Agreements with affiliates of Eurocom".

During 2009, we purchased a substantial portion of our Samsung handsets from Scailex.. See "Item 7B. Related Party Transactions–Transactions with Affilates–Agreements with affiliates of Scailex".

We continue to purchase certain network components from various other key suppliers. We believe that our network suppliers’ price structure is competitive with industry standards. See also “Item 3D. Key Information–Risk Factors–We depend on a limited number of suppliers for our network equipment. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of network equipment or maintenance support on a timely basis.”

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

We have formal interconnect agreements with all Israeli cellular and with the other land-line and voice over cellular companies. The interconnect tariffs are set forth in the Interconnection Regulations (Telecommunications and Broadcasts) (Fees for Interconnections) 2000 that imposes a uniform call interconnect tariff for all cellular telephone operators.

Our network is connected directly to Paltel and Jawwal, the Palestinian land-line and cellular operators. The interconnect tariffs are set out in a commercial agreement. We are in the process of interconnecting with Watania, the second Palestinian cellular operator.

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

We have written interconnect agreements or operating arrangements with all of the international service providers serving Israel. The regulated interconnect tariff for incoming international calls was updated to NIS 0.2222 per minute, in line with the updates in interconnect tariffs for incoming domestic calls, effective March 1, 2009. This tariff, adjusted to conform to changes in the consumer price index (“CPI”) in 2008, amounts to NIS 0.2415 per minute as of March 1, 2009. As of March 1, 2010, the tariff was further adjusted to conform to changes in the consumer price index in 2009, and was raised to NIS 0.2510 per minute.

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

The table below sets forth an estimate of each operator’s share of total subscribers in the Israeli cellular market at December 31, 2005, 2006, 2007, 2008 and 2009.

Market Share*	2005	2006	2007	2008	2009

Partner	32%	32%	31.7%	32%	32%
Cellcom	33%	34%	34.1%	35%	35%

Pelephone	30%	29%	29.0%	29%	29%
MIRS	5%	5%	5.2%	4%	4%

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

Pelephone is an Israeli corporation wholly owned by Bezeq, the primary land-line operator in Israel that is controlled by S.C.G. Group (Haim Saban), the Apax Fund, and Arkin Communications (Mori Arkin). According to media reports and publications, an agreement was recently signed for the sale of the controlling shares in Bezeq to 012 Smile, a company indirectly controlled by Shaul Elovitz, the controlling shareholder of Eurocom, which is the official distributor of the Nokia group in Israel.  Pelephone, which was initially a non-GSM operator and had used CDMA-1x Real Time Technology, as well as the EVDO technology, launched in the beginning of 2009 a UMTS/HSPA network, which has strengthened its ability to compete in the provision of inbound and outbound roaming services as well as improved its competitive position in the market.

MIRS, an Enhanced Specialized Mobile Radio, or “trunking” network, holds a general license to operate as a mobile telephone operator. MIRS is an Israeli corporation whose major shareholder is Motorola Communications (Israel) Ltd. MIRS operates using an Enhanced Specialized Mobile Radio, or “trunking” iDEN network and has expressed its intention to roll out a WiMAX network subject to receiving a license. MIRS has also expressed its interest in upgrading its network to WiMax technology. In June 2009, Motorola announced its intention to sell MIRS, its wholly-owned subsidiary. According to media reports and publications, a company controlled by Patrick Drahi, who is also the  principal shareholder of HOT, entered into an agreement to acquire all of Motorola's holdings in MIRS, which would allow the purchaser to assign all of its rights and obligations under the agreement to HOT. HOT's two main areas of activity are cable multi channel television broadcast and domestic land line telecommunication services. This transaction would contribute to the creation of another telecommunications conglomerate in Israel, which would increase competition in the market.

In addition, the Palestine Telecommunication Co. Ltd. (“Paltel”) operates a GSM mobile telephone network under the name “Jawwal” in the Palestinian Administered Areas, as well as a land-line network. Paltel’s GSM network competes with our network in some border coverage overlap areas. In addition, a second Palestinian operator, Wataniya, launched its GSM network during 2009. Several service providers offer competitive roaming solutions. The service is offered, inter alia, by the International Long Distance vendors as well as by specialized enterprises.

To the extent that land-line telephones are used instead of mobile telephones, we also compete with Bezeq, the incumbent land-line operator in Israel, HOT, the cable television operator in Israel, and other telecommunication services providers who are entering the land-line market. Bezeq holds 100% of the shares of Pelephone and Bezeq International, which may enable Pelephone and Bezeq and other affiliates of Bezeq to offer bundled services of land-line, mobile telephone and other telecommunication services, subject to regulatory approval. In the future other holders of licenses to provide land-line telephone services may enter the mobile telecommunications services market via MVNO and increase the level of competition we face.

In connection with our new services beyond the cellular market, there are currently three major fixed ISP providers in Israel that we compete with since recently entering this market: Bezeq International, Smile 012 and Netvision.  At the time of our entrance into the ISP market, the three major ISPs already operating in the Israeli broadband market accounted together for more than 95% of the ISP market. We believe that through our unique product offerings, our high level of customer service and our meticulous execution we will be able to penetrate this market in the coming years.

 With respect to VOD, we were one of the first operators in Israel to launch Web VOD service over the internet to the user’s PC. The service is considered to be innovative and certain media and telecom companies have expressed an interest in approaching this market.  In the land-line telephone service market including both legacy and VoB transmission, which we have entered, there are a number of providers. Bezeq is the major Time Division Multiplexing (“TDM”) provider and HOT and Smile 012 began providing VoB/VoIP service a few years ago. YES satellite services has recently launched an over the top internet based VOD service available only to their subscribers and offered via a set top box but is not available via a PC.

The Ministry of Communications has granted several service providers with a trial license to provide VoBoC services. For a discussion of the risks created by our competitive environment, including risks arising in connection with government measures to increase competition, see “Item 3D. Risk Factors”.

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

Intellectual Property

We are the registered owners of the trademark “Partner” in Israel with respect to telecommunications-related devices and services, as well as additional trademarks. We have also registered several internet Web domain names, including, among others: www.partner.co.il and www.orange.co.il.

We have entered into a brand license agreement with Orange International Developments Limited, a subsidiary of Orange Limited, formerly Orange plc. Under this agreement, Orange International appointed us as a permitted user of its trademarks in Israel. Under this license agreement, we have the exclusive right to use the orange brand in advertising and promotional materials in Israel. The term of the brand license began on July 1, 1998. The trademark license is royalty-free for the first 15 years of its term. In 2012, the parties are to discuss the royalties to be paid for a five-year term beginning July 1, 2013. In 2017, the parties are to again consider the royalties to be paid for an additional five-year term beginning July 1, 2018. If the parties do not agree on the amount of royalty payments, the determination of royalty payments is referred to an independent expert. Under this license agreement, we are required to comply with the orange brand guidelines established by Orange International. We have the right to use the orange brand as long as we are able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel. However, the license agreement may be terminated by mutual agreement, or at our discretion, or by Orange International if a court determines that we have materially misused the brand and we continue to materially misuse the brand after such determination of material misuse.

We have also entered into a brand support/technology transfer agreement with Orange Personal Communications Services Limited. Under this agreement, Orange Personal will provide us with information and expertise to support the orange brand in Israel at an agreed cost. See “Item 3D. Risk Factors– Our right to use the "orange" brand is royalty free only until 2013.  After that time, we are likely to be required to pay royalty payments should we decide to retain the orange brand. The amount of the royalties may be significant.”

In addition, we are a full member of the GSMA Association. In conjunction with the promotion and operation of our GSM network, we have the right to use their relevant intellectual property, such as the GSM trademark and logo, security algorithms, roaming agreement templates, and billing transfer information file formats. We are eligible to remain a member of the GSMA Association for as long as we are licensed to provide GSM service.

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

The Ministry of Communications, with the consent of the Ministry of Finance, may also promulgate regulations to determine interconnect tariffs, or formulae for calculating such tariffs. Moreover, the Ministry of Communications may, if interconnecting parties fail to agree on tariffs, or if regulations have not been promulgated, set the interconnect tariff based on cost plus a reasonable profit, or based on each of the interconnecting networks bearing its own costs.

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

Royalties. Pursuant to the Telecommunication (Royalties) Regulations, 2001, we must pay royalties to the State of Israel every quarter based on our chargeable revenues, as defined in the regulation, from mobile telephone services (including, among other, airtime, monthly subscription fees, roaming services and non-recurring), on a cumulative basis, excluding value-added tax. Revenues for purposes of royalty calculation also exclude revenues transferred to other telecommunications license holders, bad debts, payments for roaming services to foreign mobile telephone operators and certain other revenues. The regulation provided a rate of 4% in 2003 and a rate of 3.5% in 2004 and 2005. In November 2004, the Ministry of Communications announced that from January 2006 the rate of royalties payments will be reduced annually by 0.5% to a level of 1%. For 2006 the rate was 3%, for 2007 the rate was 2.5%, for 2008 the rate was 2%, for 2009 the rate was 1.5%.and it hase finally been reduced to a rate of 1% in 2010. In March 2008 a public committee that was appointed by the Ministry of Communications published its recommendations which included a recommendation to cancel by 2012 the obligation of telecommunication operators to pay royalties to the State (subject to general tax reductions during the years 2008-2012). This recommendation has not yet been implemented.

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

The Israeli Commissioner of Restrictive Trade Practices expressed his view in the past, that the cellular telephone industry in Israel operates as an oligopoly and that the Israeli government should intervene to regulate prices. Such a finding could result in increased regulatory intervention (including with regard to tariffs and tariffing practices), the application of certain limitations on our conduct and increased litigationSee “Item 3C. Risk Factors”.

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

Effective April 2008, our license was amended shortening the maximum commitment period in the agreements with private customers to 18 months, and to offer other effective rate plans without a commitment period.

Several new regulations directly affecting our business operations entered into effect in January 2009:

•
In 2008, the Consumer Protection Law was amended in a manner that obligates us, commencing January 2009, to terminate certain services (excluding voice services) we provide to our subscribers during a predefined period at the end of that period, unless the price for the services to be provided after the end of the predefined period has been set in advance or we have received the subscriber’s consent to continue and provide these services.

•
In October 2008, our license was further amended effective December 31, 2008, obligating us to set fixed tariffs for certain services determined by the Ministry of Communications in limited period non-business customer agreements and prohibiting us from raising tariffs during the agreement period.

•
Our license was amended, effective January 2009, to require us to offer tariff plans based on billing units reduced from 12 seconds to no longer than one second. Such regulation may adversely affect our business and operating results.

In addition, after conducting a lengthy hearing process, the Ministry of Communications amended the conditions of the licenses of all the cellular telecommunication companies in Israel, whereby as of  November 1, 2009, cellular telecommunication operators are prohibited from linking the sale of handsets to the provision of various benefits regarding cellular services, including air time. This amendment to the license also allows subscribers that purchased their handsets elsewhere to benefit from the same airtime benefits as subscribers that purchased their handsets from the Company. We are currently in the process of examining the implications of this amendment to our license on our business and whether our business and results of operations could be materially adversely affected.

The Ministry of Communications also concluded after conducting a hearing process based on one of the Grunau Committee recommendations of March 2008 (described above) that effective July 31, 2010, cellular customers, like fixed-line customers will be charged international call rates that will be determined by the international operators and the international operators shall pass onto the cellular operators the charges for interconnect to the cellular networks, that will be determined in the regulations. Customers will no longer be charged for airtime by the cellular operators.

The Israeli Parliament has approved the first reading of a proposed law that would provide cellular subscribers with the option to establish a monthly maximum shekel amount for their total post paid telecommunication services. Once the subscriber would reach this maximum amount, he will no longer be able to receive any services except those that are given free of charge. The proposed law has been referred to the appropriate Parliament committee. If such a law would be adopted  and a significant number of subscribers requested such an option, this could have a substantial effect on our revenues.

The Ministry of Communications is also conducting hearings and examinations on various matters related to our business, such as:

•
The Ministry of Communications is evaluating the cost of roaming and may introduce new regulations that would limit fees charged by Israeli cellular companies for calls made by the customers of foreign network operators while they are in Israel and using our network, as well for calls made by our own customers using their handsets abroad. Recently, the Ministry of Communications has requested additional and more specific international roaming data from the cellular companies. Because we consider roaming charges to be a significant source of revenue, such regulatory limits could adversely affect our revenues.

•
The Ministry of Communications and the Council for Cable TV and Satellite Broadcasting have published a public hearing in order to determine whether there is a need to regulate the provision of video services over the internet which might compete with multiple channel television services.

•
On August 31, 2009, the Ministry of Communications announced that it would conduct a public hearing process regarding the regulation of broad band access services over cellular networks.  Currently, a customer who obtains broad band access services over a cellular network must purchase both the broad band infrastructure and the ISP services from the cellular operator (which has itself entered into an agreement with an ISP provider), whereas a customer who obtains broad band access services over a fixed line network can purchase the broad band infrastructure and the ISP services from different vendors.  The Ministry of Communications is examining the current method by which broad band access services based on cellular networks are provided to customers and has asked for public comments with regard to the current framework, as well as regarding possible alternative regulatory frameworks, by October 15, 2009.  As a result of this hearing, new regulations regarding broad band access services over cellular services could be introduced.  We cannot assure you that, if introduced, such regulations would not adversely affect our business or operating results.  See "Risk Factors – Risks Relating to the Regulation of Our Industry – We operate in a highly regulated telecommunications market which limits our flexibility in managing our business and may materially and adversely affect our business and results of operations".

•
The Ministry of Communications is conducting a hearing afterwhich the Bezeq group may receive permission to market bundled services of all the group's companies. This will allow Bezeq to offer customers a full range of bundled telecommunication services in one transaction, including landline services, cellular services, international call services, broadband access, broadband internet services and multi channel television services,  an offer that the Company cannot compete with including the ability to offer its subscribers competitive multi channel television like the services offered by YES satellite services. Such an offer may be attractive to existing subscribers and to potential subscribers of the Company in a manner that would decrease the recruitment of new subscribers for new products of the Company or increase the churn of existing subscribers.

•	In September 2009, the Ministry of Communications began conducting a new hearing to examine the interconnect tariffs for completing a call or transferring SMSs to a cellular network.

•
The Ministry of Communications has began conducting a new hearing to address various consumer issues in order to increase transparency and the consumers' ability to choose telecommunication services. We are currently in the process of examining the matter and cannot yet assess the impact this will have on the various areas of our business if our license is amended as a result of the hearing.

Change in Spectrum Allocation in the West Bank

We received notification from the Civil Administration in Judea and Samaria (also known as the West Bank) signed by the Ministry of Communications, of its intention to implement a change in the allocation of some of the spectrum previously allocated to us under our general license for the provision of cellular services in the West Bank. See "Risk Factors – Risks Related to the Regulations of our Industry – We may be required to terminate the use of certain spectrum or to share with another operator some of the spectrum we are currently using on an exclusive basis, or to pay additional fees for the use of our current spectrum. These requirements may adversely affect our network quality and capacity as well as our results of operations."

Integrated Tender Committee For UMTS Frequency Allocation For An Additional Cellular Operator

A tender committee that was appointed by the Ministry of Communications to allocate UMTS frequency for an additional cellular operator recently published general principles for the tender, which are not yet final. According to the principles published, the tender will include additional UMTS spectrum for two additional operators; participation will be allowed for new operators and MIRS communication Ltd, (existing cellular operators will not be allowed to participate) and the winners shall be awarded various benefits and leniencies such as rebates on spectrum and license fees and exemptions from royalty payments. In addition, the winner will be allowed gradual geographic deployment of the infrastructure over a number of years.

The tender committee will examine the possibility of allowing the winner to pay interconnect fees in accordance with the lowest rate set forth in the regulations, or will be set in the future, from the beginning of its operation as a cellular operator. Lastly, the Ministry of Communications will consider allowing the winner to provide MRT services by using telecommunication infrastructure of existing domestic operators, (for example through site sharing and national roaming).

Instruction from the Ministry of Communications Regarding "Network Neutrality"

The Ministry of Communications has published an instruction to cellular operators and ISPs in Israel to maintain "network neutrality" by avoiding any limitation on applications or protocol usage on the Internet or any other action which might be considered discriminatory against content providers or which might harm consumers.  We are currently reviewing this instruction to determine what impact, if any, it may have on our business.

Hot-Net, a wholly-owned unit of HOT, has recently applied for a license to provide ISP services in Israel.  The Ministry of Communications has issued a hearing to HOT to consider allowing HOT to offer services bundles, including ISP services, to be provided by Hot Net.  We are not able to predict the regulatory conditions, if any, that the Ministry of Communications will impose on HOT and are therefore unable to assess the impact that this development may have on our ISP business.

Entry of MVNO Operators

MVNOs, or mobile virtual network operators, are mobile telecommunications operators that do not own their own spectrum and usually do not have their own physical network infrastructure. Instead, MVNOs have business arrangements with existing cellular operators to use their infrastructure and network for the MVNOs’ own customers. The introduction of the operation of MVNOs into the Israeli mobile telecommunications market could increase competition, which may adversely affect our business, revenues and results of operations.

The Grunau Committee, a public commission appointed by the Ministry of Communications to review various issues in the Israeli communications market, published its recommendations in March 2008 and recommended accelerating the regulatory process required for the entry of MVNOs into the mobile telecommunications market. In August 2008, the Ministry of Communications adopted most of the committee's recommendations and in January 2009 began conducting hearings regarding the granting of  licenses that regulate the activities of MVNO operators.  In November 2009, the Ministry of Communications published a draft MVNO license.

In July 2009, the Financial Arrangements law was adopted by the Israeli Parliament, which includes an amendment of the Communications Law (Telecommunications and Broadcasting), 1982 regarding the entry of MVNOs into the mobile telecommunications market. The amendment authorizes the Ministry of Communications to grant an MVNO license and sets out the Ministry of Communications' obligation to determine the terms of granting an MVNO license by October 1, 2009. According to the amendment, in case the MVNO does not reach a commercial agreement with a mobile telephone operator within six months of its application, and if the Ministry of Communications and the Ministry of Finance are convinced that the terms of use that the mobile telephone operator has requested are unreasonable, then the Ministry of Communications will instruct the mobile telephone operator to allow the MVNO to use their network and shall set the tariffs and terms of use.

 In January 2010 the Ministry of Communications published its decision regarding MVNOs and published regulations regarding this matter. The regulations also allow telecommunications companies, subject to certain conditions, to apply for MVNO licenses and after reaching a commercial agreement with a mobile telephone operator, to begin providing cellular services. The regulations also impose certain conditions on related companies of cellular companies that apply for an MVNO license. The impact of these developments, may have a material effect on our competitive position and thus our business and operating results.

Number Portability

In March 2005, the Telecommunications Law was amended to require the Ministry of Communications to implement a mobile number portability plan and, separately, a fixed number portability plan, in each case by September 2006. The number portability plan permits subscribers in Israel to change their service provider to another network operator while retaining the same telephone number.

The number portability plan mandated by law was launched by all telecommunications operators on December 1, 2007. The Ministry has notified us as well as the other operators that it is considering imposing monetary sanctions on relevant telecommunication license holders, including us for the delay.  We submitted our position to the Ministry stating that the delay was a result of the Ministry’s failure to adequately plan and design the number portability plan. As a result of this dispute, we may be exposed to substantial monetary sanctions and further legal claims.

WiMAX Bandwidth

In February 2009, the Ministry of Communications published a policy regarding the allocation of bandwidth in the WiMAX spectrum and establishing a broadband wireless access network  using the WiMAX technology. WiMAX is a technology that aims to provide wireless data over long distances, in a variety of different methods, from point to point links to full mobile type access. The Ministry of Communications’ policy reflects its decision that incumbent cellular operators would not currently be allowed to participate in the WIMAX 2.5 GHz frequency tender, which will be open mainly to new entrants to the telecommunications market. If WiMAX frequencies are made available only to new entrants to the telecommunications market, our ability to compete would be impaired. If such frequencies are not available to us in the future, it may harm our ability to migrate to the next generation of GSM technology, such as LTE.

Liberalization of Handset Market

The Ministry of Communication announced in October 2005 its plans to increase competition in the market for selling cellular handsets by opening the market to competitors. We are unable at this point to assess how the market liberalization in the handset market would affect us, although we believe that such competition will not have a material effect on our business.

Accessibility for Disabled Persons

 The Company has been notified that the Labour, Welfare and Health Committee of the Israeli Parliament is conducting proceedings regarding the enactment of accessibility regulations based on the Equality Law for Disabled Persons. Such  regulations will address issues including  physical accessibility to our customer service centers as well as to information such as forms, pamphlets and  telephone customer services. We believe that the costs required to comply with such regulations may be significant. The regulations under discussion would allow relief to disabled persons against non-compliant companies of NIS 50,000 without having to prove damages and may  provide grounds for class actions.

Our Mobile Telephone License

On April 7, 1998, the Ministry of Communications granted to us a general license to establish and operate a mobile telephone network in Israel. The Ministry of Communications amended our license in February 2002 to include the provision of 3G services by us and extended our mobile telephone license through 2022.

Under the terms of the amended license, we have provided a $10 million guarantee to the State of Israel to secure the Company’s adherence to the terms of the license.

On March 9, 2005, our license was further amended. The principal elements of this amendment are as follows:

•
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

•
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

•
At least 10% of our Board of Directors must be appointed by Israeli entities, as defined above, provided that if the Board of Directors is comprised of up to 14 members, only one such director must be so appointed, and if the Board of Directors is comprised of between 15 and 24 members, only two such directors must be so appointed.

•
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

•	The Ministry of Communications shall be entitled to appoint an observer to the Board of Directors and its committees, subject to certain qualifications and confidentiality undertakings.

In March 2007, our license was further amended. Among the changes was a requirement not to provide access to services, whether from Partner or a content supplier, if the subscriber has not specifically requested access to such service and for which there is a significant charge to the subscriber. We must also inform subscribers that they have the ability to block access to such services.

Following a lengthy hearing process, the Ministry of Communications has amended the license of each Israeli cellular operator in a manner that prohibits the operators  as of November 1, 2009, from linking the sale of handsets to the provision of various benefits regarding cellular services, including air time.  See “Regulatory Developments” above.

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

•	using the spectrum allocated to us efficiently, compared to alternative applications.

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

In connection with our initial public offering, our license was amended to provide that our entering into an underwriting agreement for the offering and sale of shares to the public, listing the shares for trading, and depositing shares with the depositary or custodian will not be considered a transfer of any means of control, as defined below. Pursuant to the amendment, if the ADSs (or other “traded means of control,” that is, means of control which have been listed for trade or offered through a prospectus and are held by the public) are transferred or acquired in breach of the restrictions imposed by the license with respect to transfer or acquisition of 10% or more of any means of control, we must notify the Ministry of Communications and request the Ministry’s consent within 21 days of learning of the breach. In addition, should a shareholder, other than a founding shareholder, breach these ownership restrictions, or provisions regarding acquisition of control or cross-ownership or cross-control with other mobile telephone operators or shareholdings or agreements which may reduce or harm competition, its shareholdings will be marked as exceptional shares and will be converted into dormant shares, as long as the Ministry’s consent is required but not obtained, with no rights other than the right to receive dividends and other distributions to shareholders, and to participate in rights offerings.

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

The existence of shareholdings which breach the restrictions of our license in a manner which could cause them to be converted into dormant shares and may otherwise provide grounds for the revocation of our license will not serve in and of themselves as the basis for the revocation of our license so long as:

•	the founding shareholders or their approved substitutes of Partner continue to hold in the aggregate at least 26% of the means of control of Partner;

•	our Articles of Association include the provisions described in this paragraph;

•	we act in accordance with such provisions;

•	our Articles of Association provide that an ordinary majority of the voting power at the general meeting of Partner is entitled to appoint all the directors of Partner other than external directors.

The amendment of our license providing for the dormant share mechanism does not apply to our founding shareholders.

The provisions contained in the amendment to our license are also contained in our Articles of Association. In addition, our Articles of Association contain similar provisions in the event the holdings of shares by a shareholder breaches ownership limits contained in our license.

Revoking, limiting or altering our license. Our license contains several qualifications that we are required to meet. These conditions are designed primarily to ensure that we maintain at least a specified minimum connection to Israel.. Other eligibility requirements address potential conflicts of interest and cross-ownership with other Israeli telecommunications operators. The major eligibility requirements are set forth below. A failure to meet these eligibility requirements may lead the Ministry of Communications to revoke, limit or alter our license, after we have been given an opportunity and have failed to remedy it.

•	Founding shareholders or their approved substitutes must hold at least 26% of the means of control of Partner.

•	Israeli entities from among our founding shareholders and their approved substitutes must hold at least 5% of our issued share capital and of each of our means of control.

•	The majority of our directors, and our general manager, must be citizens and residents of Israel.

•	Neither the general manager of Partner nor a director of Partner may continue to serve in office if he has been convicted of certain legal offenses.

•
No trust fund, insurance company, investment company or pension fund that is an Interested Party in Partner may: (a) hold, either directly or indirectly, more than 5% of any means of control in a competing mobile radio telephone operator without having obtained a permit to do so from the Ministry of Communications, or (b) hold, either directly or indirectly, more than 5% of any means of control in a competing mobile radio telephone operator in accordance with a permit from the Ministry, and in addition have a representative or appointee who is an Office Holder in a competing mobile radio telephone operator, unless it has been legally required to do so, or (c) hold, either directly or indirectly, more than 10% of any means of control in a competing mobile radio telephone operator, even if it received a permit to hold up to 10% of such means of control.

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

In addition, our amended license, like the licenses of our competitors, provides that if we participate in a future tender for a mobile telecommunications license, we may be required by the terms of a new tender, if we win such tender, to transfer our network to another operator according to terms which the Ministry of Communications may decide upon and to cease providing mobile telephony services.

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

•
“Control” means the ability to, directly or indirectly, direct the activity of a corporation, either alone or jointly with others, whether derived from the governing documents of the corporation, from an agreement, oral or written, from holding any of the means of control in the corporation or in another corporation, or which derives from any other source, and excluding the ability derived solely from holding the office of director or any other office in the corporation. Any person controlling a subsidiary or a corporation held directly by him will be deemed to control any corporation controlled by such subsidiary or by such controlled corporation. It is presumed that a person or corporation controls a corporation if one of the following conditions exist: (1) such person holds, either directly or indirectly, fifty percent (50%) or more of any means of control in the corporation; (2) such person holds, either directly or indirectly, a percentage of any means of control in the corporation which is the largest part in relation to the holdings of the other Interested Parties in the corporation; or (3) such person has the ability to prevent the taking of business decisions in the corporation, with the exception of decisions in the matter of issuance of means of control in a corporation or decisions in the matters of sale or liquidation of most businesses of the corporation, or fundamental changes of these businesses.

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

ISP License. In March 2001, we received a special license granted by the Ministry of Communications, allowing us through our own facilities to provide internet access to land-line network customers. The license was renewed in April 2008 and is valid until April 2013. We began supplying commercial ISP services beginning in January 2009.

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

Network Site Permits

Permits of the Ministry of Environmental Protection

On January 1, 2006, the Non-Ionizing Radiation Law (5766-2006), which replaced the Pharmacists  (Radioactive Elements and Products) Regulations, 1980 regarding matters that pertain to radiation from cellular sites, was enacted. This law defines the various powers of the Ministry of Environmental Protection as they relate, inter alia, to the grant of permits for network sites and sets standards for permitted levels of non-ionizing radiation emissions and reporting procedures. Pursuant to this law, most of which entered into effect on January 1, 2007, a request for an operating permit from the Ministry of Environmental Protection with respect to either new sites or existing sites would require a building permit for such site(s). The Ministry of Environmental Protection has adopted the International Radiation Protection Agency’s standard as a basis for the consents it gives for the erection and operation of our antennas. This standard is an international standard based upon a number of years of scientific study.

If we will continue to face difficulties in obtaining building permits from the local planning and building committee, we may fail to obtain also operation permits from the Ministry of Environmental Protection. Operation of a network site without a permit from the Ministry of Environmental Protection may result in criminal and civil liability to us or to our officers and directors.

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

National Building Plan No. 36

National Building Plan No. 36 which came into effect on June 15, 2002 regulates the growth of telecommunications infrastructure in Israel. Chapter A of National Building Plan No. 36 sets forth the licensing, view, flight safety and electromagnetic radiation requirements for the construction of mobile radio telephone infrastructure. National Building Plan No. 36 also adopts the radiation emission standards set by the International Radiation Protection Agency which were also previously adopted by the Ministry of  Environmental Protection. We believe that we currently comply with these standards.

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

We, like other cellular telephone operators in Israel, provide repeaters, also known as bi-directional amplifiers, to subscribers seeking an interim solution to weak signal reception within specific indoor locations. In light of the lack of a clear policy of the local planning and building authorities, and in light of the practice of the other cellular telephone operators, we have not requested permits under the Planning and Building Law for the repeaters. However, we have received from the Ministry of Communications an approval to connect the repeaters to our communications network. We have also received from the Ministry of Environmental Protection, the permits that are necessary for the repeaters.

In addition, we construct and operate microwave links as part of our transmission network. The various types of microwave links receive permits from the Ministry of Environmental Protection in respect of their radiation level. Based on an exemption in the Telecommunications Law, we believe that building permits are not required for the installation of most of these microwave links on rooftops, but if in the future the courts or the relevant regulator determine that building permits are necessary for the installation of these sites, it could have a negative impact on our ability to deploy additional microwave links, and could hinder the coverage, quality and capacity of our transmission network and our ability to continue to market our land-line services effectively.

We have received approval from the Ministry of Communications for selling and distributing all of the handsets and other terminal equipment we sell. The Ministry of Environmental Protection also has authority to regulate the sale of handsets in Israel, and under the new Non-Ionizing Radiation Law, certain types of devices, which are radiation sources, including cellular handsets, have been exempted from requiring an approval from the Ministry of Environmental Protection so long as the radiation level emitted during the use of such handsets does not exceed the radiation level permitted under the Non-Ionizing Radiation Law. Since June 15, 2002, we have been required to provide information to purchasers of handsets on the Specific Absorption Rate (“SAR”) levels of the handsets as well as its compliance with certain standards pursuant to a regulation under the Consumer Protection Law. SAR levels  are a measurement of non-ionizing radiation that is emitted by a hand-held cellular telephone at its specific rate of absorption by living tissue. While, to the best of our knowledge, the handsets that we market comply with the applicable laws that relate to acceptable SAR levels, we rely on the SAR published by the manufacturer of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers' approvals refer to a prototype handset and not for each and every handset, we have no information as to the actual SAR level of each specific handset and throughout its lifecycle.

Under a December 2005 amendment to this procedure, in the event that the SAR level is not measured after the repair of a handset, the repairing entity is required to notify the customer by means of a label affixed to the handset that the SAR may have been altered following the repair, in accordance with the provisions relating to the form of such label set forth in the procedure. A consultant had been retained by the Ministry of Communications to formulate a recommendation regarding the appropriate manner to implement the procedure for repairing handsets but to date the Ministry of Communications has not yet issued any guidelines and given the continued delay we are informing our customers that there may be changes in the SAR levels.

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

In June 2007, the Ministry of Communications granted our subsidiary, Partner Land-Line Communications Solutions LLP, the rights to use public land for the purpose of deploying and maintaining our transmission network, subject to the approval by the relevant local planning committees of plans for the deployment of the transmission network. As a result of these rights, Partner Land-Line Communications Solutions LLP, is exempt from applying for a building permit under the Planning and Building Law in connection with the deployment and maintenance of our transmission network on public land.

4C. Organizational Structure

We currently have four wholly-owned subsidiaries, Partner Future Communications 2000 Ltd., an Israeli corporation, Partner Net Ltd, an Israeli corporation, Partner Land-Line Communications Solutions LLP, an Israeli limited partnership, and Partner Business Communications Solutions, LLP, an Israeli limited partnership. Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner of each of the limited partnerships. On October 28, 2009, we became a subsidiary of Scailex, See “Item 3D. Risk Factors – 46.23% of our shares and voting rights are indirectly controlled by a single shareholder”.

4D. Property, Plant and Equipment

Headquarters

We lease our headquarter facilities in Rosh Ha-ayin, Israel, in three sites with a total of approximately 37,866 square meters as well as two parking lots with a total of approximately 11,750 square meters. The leases for each site have different lengths and specific terms, but we believe that our current office facilities are adequate for the foreseeable future, and that we will be able to extend the leases or obtain alternate or additional facilities, if needed, on acceptable commercial terms. We recently extended the lease agreement. See “Item 7B. Related Party Transactions”.

We lease three call centers in Haifa, as well as in Jerusalem and other locations in Israel. The leases for each site have different lengths and specific terms, but we believe that our current call center facilities are adequate for the foreseeable future, and that we will be able to extend the leases or obtain alternate or additional facilities, if needed, on acceptable commercial terms.

Network

For a description of our telecommunications network, see “Item 4B. Business Overview – Our Network” above.

We lease most of the sites where our mobile telecommunications network equipment is installed throughout Israel. At December 31, 2009, we had 2,502 network sites (including micro-sites). The lease agreements relating to our network sites are generally for periods of two to three years. We have the option to extend the lease periods up to ten years (including the original lease period).

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

Service Centers and Points of Sale

Lease agreements for our retail stores and service centers are for periods of two to five years. We have the option to extend the lease agreements for different periods of up to sixteen additional years (including the original lease period). The average size of our retail stores and service center is approximately 350 square meters. See also Note 17 (b) to our consolidated financial statements.

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

5A. Operating Results

Overview

Adoption of IFRS

On January 1, 2009, we adopted International Financial Reporting Standards issued by the International Accounting Standards Board ("IFRS"), replacing the previous reporting standard which was United States Generally Accepted Accounting Principals ("US GAAP").  Thus, beginning January 1, 2009, we prepare our consolidated financial data according to IFRS.  IFRS differs in certain respects from US GAAP.  See Note 25 to our consolidated financial statements.

The transition date to IFRS for the Company under First Time Adoption of International Financial Reporting Standards is January 1, 2008. Comparative data of the Company's financial statements has been restated to retrospectively reflect the adoption of IFRS.

Business Developments in 2009

In 2009, approximately 144,000 net active subscribers joined the Company, compared with approximately 99,000  in 2008. The post-paid subscribers  accounted for approximately 54% of annual net new active subscribers in 2009. At December 31, 2009, 73.3% of our customer base (approximately 2,231,000 subscribers) was represented by subscribers who subscribe to post-paid tariff plans, and 26.7% (approximately 811,000 subscribers) by subscribers who subscribe to pre-paid tariff plans.

The Company added approximately 318,000 subscribers to its 3G network in 2009, and its 3G subscriber base reached approximately 1,279,000 subscribers by year-end. Approximately 42% of our  subscriber base benefited from the wide range of 3G services and advanced handsets we offered by year-end. The increase in 3G subscribers was a key driver for the increase in revenues from data and content services (excluding SMS messages) from NIS 501 million in 2008 to NIS 536 million in 2009.

 The 2009 average monthly usage per subscriber ("MOU") for cellular subscribers was 364 minutes, slightly below the MOU of 365 minutes in 2008. The decrease derived from, among other reasons, a large number of free minutes that were granted to subscribers as part of special campaigns during 2008. In addition, the continued growth in mobile data subscribers (data modem users) as a proportion of the subscriber base has the effect of reducing MOU since these subscribers do not produce voice minutes.  Excluding these two factors, MOU increased by approximately 2.5% in 2009, mainly influenced by the growth in incoming traffic.  Reported 2009 annual average monthly revenue per subscriber (“ARPU”) was NIS 151,  a decrease of approximately 6.2% compared to NIS 161 in 2008.  The decrease primarily reflected lower outgoing voice revenues due to both the competitive market conditions and the reduction in the billing interval at the beginning of 2009 as mandated by the Ministry of Communications, as well as the impact of lower roaming activity.  These impacts were partially mitigated by continued increases in cellular content, data and SMS revenues.

 The table below sets forth a summary of selected financial and operating data for the years ended December 31, 2009 and 2008 (IFRS).

	Year ended December 31,
	2008	2009

Revenues (NIS million)	6,302	6,079
Operating profit (NIS million)	1,826	1,701
Income before taxes (NIS million)	1,642	1,525
Net income (NIS million)	1,198	1,141
Capital expenditures (NIS million)	589	522
Cash flow provided by operating activities net of investment activities (NIS million)	1,401	1,021
Subscribers (thousands)	2,898	3,042
Annual churn rate (%)	17.8%	17.7%
Average monthly usage per subscriber (in minutes)	365	364
Average monthly revenue per subscriber (NIS)	161	151

Significant regulatory developments

Our license was amended, effective January 2009, to require us to offer tariff plans based on billing units no longer than one second. As a result, as of January 2009, all of our tariff plans are based on one second billing units.

Revenues

We derive revenues from the sale of both services and equipment.

Our principal source of revenues is from the sale of cellular network services, primarily network airtime usage fees, and is denominated primarily in shekels. In 2009, as in 2008, approximately one half of cellular network airtime usage fees were derived from outgoing calls and tariff rate plan fees, with the remainder generated from interconnect fees from other operators, roaming, and data and content services (including SMS). Data and content revenues excluding SMS messages accounted for 9.9% of service revenues in 2009 compared with 9.0% of service revenues in 2008. This increase reflected a year-on-year 6.8% increase in data and content revenues excluding SMS messages. Revenues from SMS message services accounted for 7.0% of service revenues in 2009, compared with 5.9% of service revenues in 2008, reflecting a year-on-year 16% increase in revenues from SMS message services. Other service revenues include revenues from the sale of extended handset warranties and of land-line and transmission services.

The fixed line business segment derives revenues from a number of services provided over fixed line networks including transmission services, Primary Rate Interface ("PRI") lines for business sector customers, VoB telephony services and ISP services.

Cellular equipment revenues are derived from sales of cellular handsets, datacards, modems (including built-in modems in laptops) and related equipment, car kits and accessories.

For the fixed line business services, equipment revenues include domestic routers, smartboxes and DECT phones, as well as related accessories.

We recognize revenues from network services (cellular, fixed-line and ISP) at the time we provide the service to the subscriber. We recognize revenues from equipment only upon delivery and the transfer of ownership to the subscriber.

Cost of Revenues

The principal components of our cost of revenues are:

•	Payments to transmission, communication and content providers

•	Cost of revenues – equipment

•	Depreciation and amortization

•	Wages and employee benefits expenses (including car maintenance)

•	Operating lease, rent and overhead expenses

•	costs of replacing or repairing damaged handsets

•	Network maintenance

•	Car kit installation , IT support, and other operating expenses

•	Royalties paid to the Israeli Government under our license

Selling and Marketing Expenses

The principal components of our selling and marketing expenses are:

•	Wages and employee benefits expenses (including car maintenance)

•	Advertising and marketing

•	Selling commissions

•	Depreciation

General and Administrative Expenses

The principal components of our general and administrative expenses are:

•	Wages and employee benefits expenses (including car maintenance)

•	Allowance for doubtful accounts

•	Professional fees

•	Credit card commissions

•	Depreciation

Other Income, net

The principal components of our other income, net, are:

•	Interest income on trade receivables

•	Capital loss from sale of property and equipment

Financial Expenses

The principal components of our financial expenses, net, are:

•	Linkage expenses to CPI

•	Interest expenses

•	Fair value gain from derivative financial instruments, net

•	Net foreign exchange rate costs

•	Interest expenses in respect of liability for employees rights upon retirement, net

•	Factoring costs, net

•	Interest income from cash equivalents

Key Business Indicators (Operating Data)

Our primary key business indicators are described below. These indicators are widely used in the cellular telephone service industry to evaluate performance.

•	number of total and 3G subscribers;

•	average monthly revenue per subscriber;

•	average monthly minutes of usage per subscriber; and

•	churn rate.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations below is based upon our consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. We also evaluate our estimates on an ongoing basis. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

Please refer to Note 2 to our consolidated financial statements included in this annual report for a summary of all of our significant accounting policies.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. See also Note 4 to our consolidated financial statements.

(a) Estimates and assumptions

Revenue Recognition

The Company recognizes service revenues based upon minutes and seconds used, net of credits and adjustments for service discounts. Because the Company's billing cycles use cut-off dates, which for the most part do not coincide with the Company's reporting periods, the Company is required to make estimates for service revenues earned but not yet billed at the end of each reporting period. These estimates are based primarily upon historical data and trends. Actual billing cycle results and related revenue may vary, depending on subscriber usage and rate plan mix, from the results estimated at the end of each period.

In certain cases, cellular handsets are sold to subscribers within the context of airtime packages, in order to allocate the revenues into separate units of accounting; the Company is required to estimate the fair value of each deliverable. These estimates are based upon the price of each deliverable when it is sold on a stand alone basis.

Long-Lived Assets

The Company has substantial investments in tangible long-lived assets, primarily the Company's communications network. The assets are depreciated on a straight line basis over their useful economic lives. Changes in technology or changes in the Company's intended use of these assets can cause the estimated period of use or the value of these assets to change. The Company reviews the communications network, for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If necessary, the Company writes down the assets to their recoverable amounts. The assets' useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

 For instance, had the percentage of depreciation been decreased by 5%, our operating profit would increase by approximately NIS 98 million and had the percentage of depreciation increased by 5%, our operating profit would decrease by approximately NIS 79 million.

At the January 1, 2008 transition date to IFRS, the Company chose to state the property and equipment at their fair value and to determine that value as deemed cost, in accordance with the exemption of IFRS 1. As part of the deemed cost, the Company made an estimation of the remaining useful life of each significant component of property and equipment. See Note 25 to our consolidated financial statements.

Licenses

The license to operate cellular communication services is recognized at cost, adjusted for changes in the CPI until December 31, 2003, a(see note 2 a (d) to our consolidated financial statements) and  is amortized using the straight line method over its contractual period – the period ending in 2022. The license for providing fixed-line telephone services is stated at cost and is amortized by the straight-line method over the contractual period of 20 years, starting in 2007. The estimated amortization period is based on management estimates and on the current valid license period, excluding any possible future extensions. The Company reviews the intangibles for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If necessary, the Company writes down the assets to their recoverable amounts.

Subscriber Acquisition and Retention Costs (SARC)

Costs to acquire or retain postpaid mobile telecommunication subscribers, pursuant to a contract with early termination penalties are capitalized in accordance with the policy described in Note 2 (g) (4) to our consolidated financial statements. The costs (the subsidy and fees) associated with these sales, where the Company subsidizes the sale of the handset by selling it below its cost to secure a fixed-term profitable service contract, are considered element of cost and the sale of the handset is treated as non-revenue-generating transaction. Accordingly no revenue is recognized from these types of handset sales. The Company made an estimate of the expected useful life of the SARC, which is not longer than their minimum enforceable period, which is generally a period of 18 months. This estimate is reviewed, and adjusted if appropriate, at the end of each reporting period.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of the Company's subscribers to make required payments. The Company bases the allowance on the likelihood of recoverability of accounts receivable based on the age of the balances, the Company's historical write-off experience net of recoveries, changes in the credit worthiness of the Company's customers, and collection trends. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of specific debts doubtful of collection, calculated as a specified percentage of the outstanding balance in each debt age group, with the percentage of the allowance increasing as the age of the debt increases.

For example, a debt that is between 1 to 1.5 years overdue is reserved for at the rate of 82.5%. If we decreased our percentage of the allowance for all aging debts by 15%, our operating profit would increase by NIS 35 million. If we increased such percentage by 15%, our operating profit would decrease by NIS 26 million. Actual customer collections could differ from our estimates. For example, if the financial condition or our customers were to deteriorate, additional allowances may be required. Our bad debt expenses as a percentage of revenues were 0.7%, 1.4% and 1.2% for the years ended December 31, 2007, 2008 and 2009, respectively.

(b) Judgments

Provisions for legal claims:

The Company exercises judgment in measuring and recognizing provisions and the exposure pending litigation or other outstanding claims including claims for class actions. Judgment is necessary in the assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of final settlement. Provisions are recorded for liabilities when a loss is considered probable and can be reasonably estimated. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provision. These estimations are subject to change as new information becomes available, primarily with the support of internal specialists, or with the support of outside consultants such as legal counsel.

Revisions to the estimates of these losses may affect future operating results.

Regarding determination whether the Company is acting as a principal or as an agent, see Note 2(r) to our consolidated financial statements.

Sales of equipment with accompanying services:

The revenue recognition criteria are usually applied separately to each transaction. However, in certain circumstances, it is necessary to apply the recognition criteria to the separately identifiable components of a single transaction in order to reflect the substance of the transaction. When the selling price of an arrangement includes an identifiable amount for subsequent servicing, that amount is deferred and recognised as revenue over the period during which the service is performed. Conversely, the recognition criteria are applied to two or more transactions together when they are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole. The Company made judgments to determine that certain sales of equipment with accompanying services constitute an arrangement with multiple deliverables, and accordingly, consideration received is allocated to each deliverable based on the relative fair value of the individual element.

Results of Consolidated Operations for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Composition of revenues and cost of revenues

	New Israeli Shekels
	Year ended December 31,
	2008	2009
	In millions
Service revenues	5,546	5,424
Equipment revenues	756	655
Total revenues	6,302	6,079

Cost of revenues – Services	3,025	3,206
Cost of revenues - Equipment	843	564
Total Cost of revenues	3,868	3,770
Gross profit	2,434	2,309

Revenues. Partner achieved total net revenues of NIS 6,079 million (US$ 1,610 million) in 2009, a decrease of 3.5% from NIS 6,302 million in 2008.

Revenues from services. Annual service revenues totaled NIS 5,424 million (US$ 1,437 million) in 2009, decreasing by 2.2% from NIS 5,546 million in 2008. The annual decrease was due to lower outgoing voice revenues reflecting both the competitive market conditions and the reduction in the billing interval at the beginning of 2009 as mandated by the Ministry of Communications, as well as the impact of lower roaming activity.

These impacts were partially mitigated by continued increases in fixed line business revenues and content and data revenues and by the increase in 2009 in total network minutes of approximately 3.4%. Growth in total network minutes resulted from our expanding subscriber base, which grew by approximately 5% at year-end 2009 compared to the subscriber base at year-end 2008.

Data and content revenues excluding SMS increased by 6.8% in 2009 to NIS 536 million (US$ 142 million), compared with NIS 501 million in 2008 and represented 9.9% of service revenues in 2009 compared with 9.0 % of service revenues in 2008.

Revenues from SMS message services in 2009 totaled NIS 377 million (US$ 100 million), accounting for 7.0% of service revenues, up by 16.0% from NIS 325 million, or 5.9% of service revenues, in 2008.

Revenues from equipment. Equipment revenues in 2009 were NIS 655 million (US$ 173 million), decreasing by 13.4% from NIS 756 million in 2008.  The decrease in revenues principally reflected the impact of handset capitalization of those sales where the conditions for capitalization under IFRS were met. This had the effect of reducing equipment revenues by approximately NIS 241 million.  The annual increase in handset revenues taking into account the capitalized handset revenues is primarily due to an increase in revenue per handset sale.

  Whilst our financial statements have been prepared on the basis of the application of IFRS as from January 1 2008, the capitalization of subscriber acquisition and retention costs (including relevant handset revenues) only began on January 1, 2009, the first period in which the conditions for capitalization as described in the relevant accounting policy were fulfilled.

Gross profit. Gross profit in 2009 totaled NIS 2,309 million (US$ 612 million), representing a 5.1% decrease from NIS 2,434 million in 2008.

Gross profit from services. The annual gross profit from services was NIS 2,218 million (US$ 588 million) in 2009, a decrease of 12.0% from NIS 2,521 million in 2008. The decrease reflected lower service revenues, as well as an increase of 6.0% in the cost of service revenues from NIS 3,025 million in 2008 to NIS 3,206 million (US$ 849 million) in 2009.  The increase in the cost of service revenues primarily reflected additional expenses associated with the new fixed line services, and additional amortization expenses of approximately NIS 88 million of the handsets subsidies that were capitalized starting in 2009.  These expenses were partially offset by various cost control activities, lower roaming expenses, the impact of the annual reduction in the rate of royalty payments (under our operating license) and the impact of the reduction in the interconnect tariff billing interval from 12 second intervals to single second intervals which was mandated by the Ministry of Communications from the beginning of 2009.

Gross profit from non-capitalized equipment sales. The gross profit from non-capitalized equipment sales was NIS 91 million (US$ 24 million) in 2009, compared with a gross loss on equipment sales of NIS 87 million in 2008.  This change primarily reflected the net impact of the capitalization of handset subsidies (handset revenues less handset costs) under IFRS in 2009 in an amount of approximately NIS 169 million, in addition to a decrease in the average subsidy per transaction.

Selling, marketing and general and administrative expenses. Selling, marketing, general and administrative expenses amounted to NIS 677 million (US$ 180 million) in 2009, a slight increase of 0.7% from NIS 672 million in 2008. The increase mainly reflected the additional marketing, selling and administration expenses related to the ISP and fixed telephony initiatives, offset by the net impact of the capitalization of sales costs and commissions under IFRS which reduced expenses by approximately NIS 29 million in 2009.

In addition, the Company undertook a number of cost control measures over the year to limit sales and marketing expenses. The annual expenses recorded in 2009 for doubtful accounts from receivables on handset sales and service revenues also decreased compared with 2008.

Operating profit. As a result of the above, the Company recorded an operating profit of NIS 1,701 million (US$ 451 million) in 2009, a 6.8% decrease from NIS 1,826 million in 2008.

Financial expenses, net. Financial expenses, net, for 2009 were NIS 176 million (US$ 47 million), representing a decrease of 4.3% from NIS 184 million in 2008.  The annual decrease was primarily attributable to a decrease in interest expenses and linkage expenses to CPI related to Notes Series A.

Profit  before income tax. Profit before income taxes for 2009 was NIS 1,525 million (US$ 404 million), down 7.1% compared to NIS 1,642 million in 2008.

Income taxes on profit for 2009 were NIS 384 million (US$ 102 million), a decrease of 13.5% from NIS  444 million in 2008.

The decrease mainly reflected the impact of the reduction in Israeli corporate tax rate from 27% in 2008 to 26% in 2009.  The Israeli corporate tax rate has been reduced further to 25% for 2010.

Net profit. Net profit in 2009 was NIS 1,141 million (US$ 302 million) and earnings per diluted share were  NIS 7.37 (US$ 1.95), representing a 4.8% decrease from net profit of NIS 1,198 million and earnings per diluted share of NIS 7.65, in 2008.

Results of Operations by Segment for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

	New Israeli Shekels
	Year ended December 31, 2009
	In millions
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	5,369	55		5,424
Inter-segment revenue - Services	11	33	(44)
Segment revenue - Equipment	628	27		655
Total revenues	6,008	115	(44)	6,079
Segment cost of revenues – Services	3,091	115		3,206

Inter-segment cost of revenues- Services	33	11	(44)
Segment cost of revenues - Equipment	518	46		564
Cost of revenues	3,642	172	(44)	3,770
Gross profit (loss)	2,366	(57)		2,309
Operating expenses	626	51		677
Other income	69			69
Operating profit (loss)	1,809	(108)		1,701
Adjustments to presentation of EBITDA –depreciation and amortization	552	25		577
–other	26			26
EBITDA	2,387	(83)		2,304
Reconciliation of EBITDA to profit before tax :
- Depreciation and amortization				(577)
- Finance costs, net				(176)
- Other				(26)
Profit before tax				1,525
Allowance for decline in value of inventories	7	2		9

	New Israeli Shekels
	Year ended December 31, 2008
	In millions
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	5,521	25		5,546
Inter-segment revenue - Services	2	15	(17)
Segment revenue - Equipment	756	-		756
Total revenues	6,279	40	(17)	6,302

Segment cost of revenues – Services	2,969	56		3,025
Inter-segment cost of revenues- Services	15	2	(17)
Segment cost of revenues - Equipment	842	1		843
Cost of revenues	3,826	59	(17)	3,868
Gross profit (loss)	2,453	(19)		2,434

Operating expenses	656	16		672
Other income	64			64
Operating profit (loss)	1,861	(35)		1,826
Adjustments to presentation of EBITDA –depreciation and amortization	445	18		463
–other	9			9
EBITDA	2,315	(17)		2,298
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				(463)
- Finance costs, net				(184)
- Other				(9)
Profit before tax				1,642
Allowance for decline in value of inventories	5	-		5

Cellular Business Segment

Revenues from services. In 2009, service revenues from the Company's cellular business segment totaled NIS 5,380 million (US$ 1,425 million), representing a decrease of 3% from NIS 5,523 million in 2008.  These revenues included approximately NIS 11 million of inter-segment revenues in 2009, compared with NIS 2 million in 2008.  The annual decrease was due to lower outgoing voice revenues reflecting both the competitive market conditions and the reduction in the billing interval at the beginning of 2009 as mandated by the Ministry of Communications, as well as the impact of lower roaming activity. These impacts were partially mitigated by continued increases in content and data revenues and by the increase in 2009 in total network minutes of approximately 3.4%, resulting from the expanding subscriber base, which grew by approximately 3.5% on an average basis in 2009.

Revenues from equipment. Equipment revenues from the Company's cellular business segment totaled NIS 628 million (US$ 166 million) in 2009, compared with equipment revenues of NIS 756 million in 2008. The decrease in revenues principally reflected the impact of handset capitalization of those sales where the conditions for capitalization under IFRS were met. This had the effect of reducing equipment revenues by approximately NIS 241 million.

Gross profit from services. The gross profit from the cellular business segment service revenues was NIS 2,256 million (US$ 598 million) in 2009, compared with NIS 2,539 million in 2008, a decrease of 11%. The decrease reflected the lower service revenues, as well as an increase in the cost of service revenues.  The increase in the cost of service revenues primarily reflected additional amortization expenses in an amount of approximately NIS 88 million of the handsets subsidies that were capitalized starting in 2009.  These expenses were partially offset by various cost control activities, lower roaming expenses, the impact of the reduction in the rate of royalty payments and the impact of the reduction in the interconnect tariff billing interval.

Gross profit from equipment. The gross profit from the cellular business segment equipment revenues was NIS 110 million (US$ 29 million) in 2009, compared with a gross loss of NIS 86 million in 2008. This change primarily reflected the net impact of the capitalization of handset subsidies (handset revenues less handset costs) under IFRS in 2009 in an amount of approximately NIS 169 million, in addition to a decrease in the average subsidy per transaction.

Gross profit.  The overall gross profit from the cellular business segment was NIS 2,366 million (US$ 627 million) in 2009, compared with NIS 2,453 million in 2008, a decrease of 4%.

Selling, marketing and general and administrative expenses. The cellular segment's selling, marketing, general and administrative expenses amounted to approximately NIS 626 million (US$ 166 million) in 2009, a decrease of 4.6% from NIS 656 million in 2008. The decrease reflected the net impact of the capitalization of sales costs and commissions under IFRS which reduced expenses by approximately NIS 29 million in 2009.  In addition, the Company undertook a number of cost control measures over the year to reduce sales and marketing expenses. The expense for doubtful accounts from receivables on handset sales and service revenues also decreased in 2009 compared with 2008.

Operating profit.  As a result of the above, operating profit from the segment's activities totaled NIS 1,809 million (US$ 479 million) in 2009, compared with NIS 1,861 million in 2008, a decrease of 3%.

EBITDA for the segment was NIS 2,387 million (US$ 632 million) in 2009, representing an increase of 3% from NIS 2,315 million in 2008.

Fixed Line Business Segment

Revenues from services. In 2009, service revenues from the Company's fixed line business segment totaled NIS 88 million (US$ 23 million), representing an increase of 120% from NIS 40 million in 2008.  These revenues included approximately NIS 33 million of inter-segment revenues in 2009, compared with NIS 15 million in 2008. The increase was attributable mainly to the introduction of the ISP and fixed line telephony services in 2009.

Revenues from equipment. Equipment revenues from the Company's fixed line business segment totaled NIS 27 million (US$ 7 million) in 2009, compared with no equipment revenues in 2008.

Gross loss from services. The gross loss from the fixed line business segment service revenues was NIS 38 million (US$ 10 million) in 2009, compared with NIS 18 million in 2008, an increase of 111%.  The increase was attributable to expenses related to introduction of the ISP and fixed line telephony services in 2009.

Gross loss from equipment. The gross loss from the fixed line business segment equipment revenues was NIS 19 million (US$ 5 million) in 2009, compared with NIS 1 million in 2008.  Again, the increase was attributable to the introduction of the ISP and fixed line telephony services in 2009.

Gross loss.  The overall gross loss from the fixed line business segment was NIS 57 million (US$ 15 million) in 2009, compared with a gross loss of NIS 19 million in 2008, an increase of 200%.  The increase in the gross loss was attributable to expenses related to the introduction of the ISP and fixed line telephony services in 2009.

Selling, marketing and general and administrative expenses. The fixed line segment's selling, marketing, general and administrative expenses amounted to approximately NIS 51 million (US$ 14 million) in 2009, an increase of 219% from NIS 16 million in 2008.

Operating loss.  Operating loss from the segment's activities totaled NIS 108 million (US$ 29 million) in 2009, compared with a loss of NIS 35 million in 2008, an increase of 208%.

EBITDA for the segment was a loss of NIS 83 million (US$ 22 million) in 2009, representing an increase in loss of 388% from NIS 17 million in 2008.  Within the total, the new ISP and fixed line telephony services contributed a loss of NIS 119 million, compared with a loss of NIS 26 million from these services in 2008.  The loss from the new ISP and fixed line telephony services was partially offset by an increase in profit of NIS 27 million from the transmission and PRI services.

Seasonality

Our service revenues and profitability show some seasonal trends over the year, but the overall impact is not considered to be material. Generally, airtime minutes and consequently airtime revenues are affected by the number of monthly work days and daylight hours in the day, which varies throughout the year. In addition, airtime revenues are lower in February which is a shorter than average month and during the Jewish holiday period, but are higher in the summer months as a result of roaming charges from increased travel abroad by subscribers and from foreign roamers using our network. There is no assurance that these trends will continue in the future.

	Three months ended
NIS in millions	March 31	June 30	Sept. 30	Dec. 31

Service Revenues

2008	1,342	1,376	1,458	1,397
2009	1,298	1,360	1,389	1,377

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

Our current borrowings are in shekels, and most of our financial debt  are linked to the consumer price index.  If the CPI increases, we may not be permitted to raise our tariffs in a manner that would fully compensate for any increase in our financial expenses. In 2009, the CPI increased 3.8%, causing an increase of NIS 88 million in our financial expenses, net, compared to a CPI increase of 4.5% in 2008, which caused an increase of NIS 102 million in financial expenses, net. The CPI for each month is published on the 15th day of the following month; references above to the annual change in CPI for a given year is the change from the CPI published on the 15th day of December of the preceding year to the CPI published on the 15th day of December of the relevant year, which for the purposes of this annual report, covers the twelve months beginning January 1 through December 31of the year in question. To hedge the impact of increases in the CPI, we enter into derivative transactions. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

5B. Liquidity and Capital Resources

The discussion below first describes our financial indebtedness (Notes payable, long-term bank loans and credit facilities, and total financial debt) and capital expenditures, then our dividend payment and share repurchase policies, and finally our main sources of liquidity.

Notes payable:

Notes Series A due 2012. In March 2005, we completed the offering of our Notes due 2012, raising NIS 2.0 billion in a public offering in Israel. Of these, notes having an aggregate principal amount of approximately NIS 36.5 million were purchased by our wholly owned subsidiary Partner Future Communications 2000 Ltd., or PFC.  PFC also received an additional allocation of notes having an aggregate principal amount of NIS 500 million. The notes that PFC received pursuant to this additional allocation do not confer the right to receive any payment whatsoever on account of principal or interest until they are first sold by PFC. To date, no such notes have been sold to third parties. The notes due 2012 are listed on the Tel-Aviv Stock Exchange, and members of our Board of Directors and senior management may have purchased a portion of the notes due 2012 through stock exchange transactions.

Quarterly repayments of principal and interest on the Notes Series A due 2012 are  made in twelve installments, beginning in June 2009 and ending in March 2012. Principal and interest payments on the Notes Series A due 2012 are linked to the consumer price index, with annual interest on the notes equal to 4.25% adjusted according to the CPI. The notes were rated AA- stable by Standard and Poor’s Maalot, and Aa2 with a negative forecast by Midroog, two of Israel’s rating agencies.

Under the Settlement agreed in connection with the distribution of a special dividend, the interest due on the Notes Series A may be increased in 2010 and 2011.  See “Item 5D. Trend Information – Recent Developments”.

The table below sets forth the payments of principal to be made on our Notes Series A due 2012, based on the CPI at December 31, 2009.

In milllions	NIS	Convenience translation into US dollars

Year ended December 31:

2010	750	199
2011	750	199
2012	187	49
Total	1,687	447

Notes Series B due 2016. On November 29, 2009 the Company issued to Israeli institutional investors approximately NIS 448 million of unsecured non-convertible Series B notes through a private placement in Israel. The notes are linked (principal and interest) to increases in the Israeli CPI. The principal amount of Series B notes is repayable in four equal annual installments between 2013 and 2016 and bear interest at annual rate of 3.4%. The interest is payable on a semi-annual basis.

The annual interest rate on the Notes has been increased by 0.6% and therefore the interest which is payable now is 4% until a prospectus or a shelf offering report is published for the listing of the Notes for trade on the TASE. The Notes have been rated ilAA-/Stable, on a local scale, by Standard & Poor’s Maalot. The Notes are listed for trading on the “Institutional Retzef” a trading system for institutional investors in Israel. The Company has also undertaken to make best efforts to list the Notes for trading on the TASE by June 30, 2010. Nevertheless, in the event the Notes are not listed for trade on the TASE by such date, the increased interest rate applicable to the Notes prior to their listing as discussed above and below shall remain in effect until any future listing of the Notes for trading on the TASE.

So long as the Notes are not listed for trade on the TASE, Partner has undertaken the following: (i) to pay additional interest at an annual rate of 0.6% until a prospectus or a shelf offering report is published for the listing for trade of the Notes on the TASE; (ii) to make a one-time additional interest payment at an annual rate of 0.25% in the event there is a downgrade in the rating of the Notes from the date of the downgrade announcement by the rating agency, and until a prospectus or a shelf offering report is published for the listing of the Notes for trading on the TASE. If the rating of the Notes is further downgraded, no additional interest payments will be made following such subsequent downgrades; (iii) a negative pledge (subject to certain carve-outs); and (iv) to undertake additional events of default of the Notes, as follows: (a) the rating of the Notes in Israel decreases below BBB (by Standard & Poor’s Maalot or an equivalent rating by another rating agency) on a local scale; and (b) Partner fails to comply with its existing financial covenants.

All such undertakings will be terminated upon the listing of the Notes for trading on the TASE; however, in the event the Notes are deregistered from the TASE (except deregistration resulting from merger or debt arrangement), such undertakings will become effective again (except the undertaking listed in subparagraph (ii) above). The Notes have not been, and will not be, registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

The table below sets forth the payments of principal to be made on our Notes Series B due 2016, based on the CPI at December 31, 2009.

In millions	NIS	Convenience translation into US dollars

Year ended December 31:
2013	112.25	29.75
2014	112.25	29.75
2015	112.25	29.75
2016	112.25	29.75
Total	449	119

Long-term Bank Loans and Credit Facilities:

The Company had a senior credit facility with leading Israeli commercial banks. The facility was divided into two tranches: a USD 150 million term loan facility (“Facility A”) and a USD 100 million revolving loan facility (“Facility B”); both expired on September 1, 2009. The amounts drawn from facility A and facility B as of December 31, 2008 were USD 6 million and nil, respectively. During 2009 the Company used facility B to draw very short-term credits.

In the fourth quarter of 2009, in order to finance the distribution of a special dividend of NIS 1.4 billion (see “Item 5D. Trend Information  - Recent Developments”), we established three new credit facilities and took out a loan:

-
On October 1, 2009, a new facility ("Facility C") was established with a leading commercial bank in the amount of NIS 250 million for a maximum period of 5 years, at a wholesale interest rate plus a margin of 0.85%. The facility is to be used for short term financing. The wholesale interest rate of the bank as of December 31, 2009 was 1.1% per year. The Company is charged a commitment fee of 0.4% per year for undrawn amounts.  As of December 31, 2009 no funds had been drawn from this facility.

-
On November 24, 2009, a new facility ("Facility D") was established with a leading commercial bank in the amount of NIS 700 million for a maximum period of 3 years, at a wholesale interest rate plus a margin of 0.85%, effective from January 1, 2010. The facility is to be used for short-term financing. The wholesale interest rate of the bank as of December 31, 2009 was 1.15% per year. The Company is charged a commitment fee of 0.4% per year for undrawn amounts.

-
On December 2, 2009, a new facility ("Facility E") was established with a leading commercial bank in the amount of NIS 250 million for a maximum period of 3 years, at a wholesale interest rate plus a margin of 0.85%, effective from January 1, 2010. The facility is to be used for short-term financing. The wholesale interest rate of the bank as of December 31, 2009 was 1.1% per year. The Company is charged a commitment fee of 0.4% per year for undrawn amounts.

-
On December 28, 2009, a new long-term loan was established with a leading commercial bank in the amount of NIS 300 million for a period of 4 years, bearing variable interest at the rate of the Israeli Prime interest rate minus a margin of 0.35%. The interest is payable quarterly and the principal is payable in one payment at the end of the loan period The Israeli Prime interest rate as of December 31, 2009, was 2.5% per year. The Israeli Prime interest rate is determined by the Bank of Israel and updated on a monthly basis.

 Financial covenants: With respect to Facilities C, D, E, the new long-term loan, and the Notes Series B (see Notes 13 and 14 to our consolidated financial statements), the Company undertook to comply with financial covenants, the main provisions of which are two ratios: (1) The ratio of (a) the amount of all financial obligations of the Company's total debt (total obligations as presented in Item 5F in addition to bank guarantees that the Company has undertaken) to (b) Earnings Before Interest costs, Tax, Depreciation and Amortization expenses ("EBITDA") after deducting Capital Expenditures must not exceed 6.5, and (2)  the ratio of (a) total debt to  (b) the EBITDA of the Company must not exceed 4.

As used above, “EBITDA” is defined as the sum of (a) the net income before extraordinary items, (b) the amount of tax expenses set against the net profits including, without double counting,  any provisions for tax expenses, (c) amortization and depreciation expenses, and (d) any finance costs (net), and “Capital Expenditures” is defined as any expenditure which is classified as “fixed and intangible asset” in the Company’s consolidated financial statements.

The covenants are measured every six months on an annualized basis of twelve months and are based on the financial results for the preceding period of twelve months.   At December 31, 2008 and 2009, the Company was in compliance with all covenants stipulated for the years 2008 and 2009, respectively.  For a discussion of the impact on these ratios of our drawdowns of the new credit facilities in connection with the payment of the special dividend, see "Item 5D. Trend Information - Recent Developments".  (See Note 6 to our consolidated financial statements regarding the Company's exposure to market risks and liquidity risk.)

Negative pledge: The Company provided a negative pledge undertaking (i.e., not to pledge any of its assets to a third party), except for a number of exceptions that were agreed upon, including pledge (other than by way of floating charge) in favor of a third party to finance its purchase and pledge of assets whose total value does not exceed NIS 100 million.

Total Financial Debt.

At December 31, 2009, total financial debt (including the current portion of our long-term liabilities) amounted to NIS 2,433 million, compared to NIS 2,192.0 million at December 31, 2008. The increase in total financial debt at year-end 2009 reflected principally the issuance of Notes Series B and the borrowing under our new long-term bank loan which were partially offset by the repayments of principal and interest of Notes Series A.  Short-term financial debt, which is comprised of the current portion of long-term debt, amounted to NIS 752 million at December 31, 2009, compared to NIS 568 million at December 31, 2008, reflecting principally the repayments on our Notes due 2012 which are due during 2010 and which were due in 2009, respectively.  For a discussion of our total financial debt following the anticipated drawdowns on our credit facilities in connection with the special dividend distribution, see “Item 5D. Trend Information – Recent Developments”.

We intend to fund the repayment of the current portion of our Notes  payable in 2010 (NIS 750 million in principal plus approximately NIS 75 million in interest linked to the CPI in respect of Notes Series A and Notes  Series B plus approximately NIS 7 million in interest in respect of the new long-term bank loan as of December 31, 2009) through additional bank loans, the securitization of accounts receivable, the issuance or sale of corporate notes, available cash or operational cash flow, or a combination of one or more of these resources.  See “Item 3D. Risk Factors – Our business results may be affected by the continued recession” for a discussion of uncertainties regarding the availability of funding.

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

In 2009 and 2008, our capital expenditures amounted to approximately NIS 589 million and  NIS 522 million, respectively, and were principally related to our network. In 2008, major capital expenditures included expenditures related to the agreement with LM Ericsson Israel Ltd. in December 2007 for the replacement of third party 3G radio equipment existing in our network and for additional investment in the 3G network. In addition, we invested in our new portfolio of fixed-line and ISP services. These investments will continue in 2010, and we currently expect our capital expenditures for 2010 to remain below 10% of anticipated revenues. We fund our capital expenditures principally through cash from operations.

Dividend payments and share repurchases.  For the year 2009, the Company distributed dividends and declared a final dividend on March 16, 2010 (with respect to the fourth quarter of 2009), which in the aggregate amounted to approximately NIS 1,059 million (US$ 281 million), or NIS 6.86 per share, representing a payout ratio of approximately 93% of our annual net income for the year.  Cash dividends are paid in Israeli currency. For further information see “Item 3D. Risk Factors – We may not be able to fulfill our dividend policy in the future. If we implement our current dividend policy, we will reduce our future cash reserves, which may require us to borrow additional money.” and “Item 8A. Consolidated Financial Statements and other Financial Information – Dividend Distribution Policy”.  For a discussion of our announced special dividend to be distributed on March 18, 2010, see “Item 5D. Trend Information – Recent Developments”.

In February 2008, the Board also approved a share buy-back plan throughout 2008 in an amount of up to NIS 600 million, subject to appropriate market conditions. Through September 30, 2008, we repurchased approximately 4.5 million of our shares at an average price per share of NIS 78.44 for a total consideration of approximately NIS 351 million. In view of the significant market turbulence beginning in the second half of 2008, the Board of Directors suspended the share buy-back plan.

Main sources of liquidity

•	cash on hand;

•	operating cash flows; and

•	our credit facilities.

Cash on hand. At December 31, 2009, we had NIS 329 million in cash on hand, compared to NIS 184 million at year-end 2008.

Operating cash flows. Cash flows generated from operating activities in 2009 (NIS 1,753 million or US $463 million), net of cash flows from investing activities (NIS 732 million or US $193 million), were NIS 1,021 million (US $270 million), a decrease of 27.1%, or NIS 380 million, from NIS 1,401 million in2008. Cash flow from operating activities decreased by 8.5% to NIS 1,753 million (US$ 463 million) in 2009 from NIS 1,915 million in 2008. The decrease is principally explained by the effects of the introduction of factoring future handset payments in 2008 which provided a one-off boost to operating cash flow in 2008 of approximately NIS 200 million and also the increase in working capital which reduced cash generated from operations in 2009.

In addition, the cash flow used for investing activities increased by 42.4% from NIS 514 million in 2008 to NIS 732 million (US$ 193 million) in 2009, reflecting the impact of the capitalization of subscriber acquisition and retention costs under IFRS on investments in intangible assets.  Net investment in fixed assets for 2009 was NIS 526 million or 8.7% of total revenues, an increase of 7.8% from NIS 488 million in 2008.

Our credit facilities are described above under “Long-term Bank Loans and Credit Facilities”.

We believe that funds from our operations, together with funds available under our credit facilites, our cash on hand and our ability to raise further debt, will provide us with enough liquidity and resources to fund our expected capital expenditure needs, repayment of our notes, as well as our obligations under our financing agreements (including as a result of the anticipated drawdowns under our credit facilities  - see “Item 5D. Trend Information – Recent Developments”), our license payments and our other material commitments, at least for the next 12 months. However, the actual amount and timing of our future requirements may differ materially from our estimates. See “Item 3D. Risk Factors – We may not be able to fulfill our dividend policy in the future. If we implement our current dividend policy, we might reduce our future cash reserves, which may require us to borrow additional money.” and “ – Our business results may be affected by an economic downturn.” for a discussion of uncertainties regarding raising additional debt.

5C. Research and Development, Patents and Licenses

We are primarily a user rather than a developer of technology. Accordingly, we did not engage in any significant research and development activities during the past three years.

5D. Trend Information

Recent developments

On December 27, 2009, the Company announced that its Board of Directors had resolved to distribute a special dividend of NIS 1.4 billion, or NIS 9.04 per share, to the Company's shareholders and reduce equity by NIS 1.4 billion.

Because the amount of the special dividend exceeds the legally available surplus for distribution, on December 31, 2010, the Company submitted an application ("Distribution Application") to the District Court having jurisdiction to request Court approval for the dividend distribution not in accordance with the conditions set forth in the law. Various applications and objections to the Distribution Application were submitted to the Court on behalf of a few holders of the Company’s Notes Series A.  On February 22, 2010, the Company announced that the District Court had approved a final settlement between the Company and the objecting holders of Notes Series A (the “Settlement”) and had approved the Distribution Application.  According to the Settlement, in the event of a reduction in the current credit rating of the Notes Series A by the credit rating company S&P Maalot, there would be an increase in the annual linked interest rate of the Notes Series A of 1% in the year 2010, and of 0.5% in the year 2011, for each reduction of one rating category from the current credit rating (AA-).  The increase would take effect from the date of publication of the credit downgrading, and remain in effect as long as the credit downgrading is valid.  The increase in the interest rate would terminate upon the earlier of a credit upgrade or by the end of the relevant calendar year, whichever occurs first, provided that the increased interest rate applies for at least three months.  See Note 14(d) to our consolidated financial statements.

As a result, the Company has announced that it will distribute the special dividend on March 18, 2010, to shareholders of record as of March 7, 2010.  On the dividend distribution date, the Company’s equity will also be reduced by NIS 1.4 billion to approximately NIS 600 million.

In order to finance the special dividend distribution, we established three new credit facilities and entered into a loan agreement on December 28, 2009 (see “Item 5B. Liquidity and Capital Resources – Long-term Bank Loans and Credit Facilities”).   Because we intend to draw down on the three new credit facilities to fund, together with the NIS 300 million proceeds from the new loan agreement, the full amount of the special dividend distribution, our total indebtedness and our short-term indebtedness will increase, as compared to December 31, 2009, by NIS 1.1 billion as of the date of the dividend distribution.  As a consequence, we anticipate that our total debt to EBITDA less capital expenditure ratio will be approximately 1.8 for 2010, and that our total debt to EBITDA ratio will be approximately 1.5.   In addition, our total financial expense would increase by approximately NIS 50 million to NIS 70 million on an annual basis to cover additional interest expense, and by an additional NIS 12 million in 2010 and NIS 3 million in 2011 for each reduction of one rating category from the current credit rating (AA-), as described above.

See also "Item 6A. Directors and Senior Management - Appointments".

Outlook

During the second half of 2009 and the first quarter of 2010, the Company undertook a wide-ranging efficiency and cost review, with the help of external consultants, with the aim of reducing operating costs. In the first quarter of 2010, Management also began to see some early signs of an economic recovery. These two factors are mainly the basis for Management's expectation that profitability will be higher in 2010 than in 2009, providing that the regulatory and competitive environment evolve as currently anticipated.

Should an MVNO enter the market in the future, we anticipate that the primary impact will be an increase in churn of low-contribution pre-paid subscribers and a dilution of tariffs for those subscribers. We do not expect the entry of MVNO's to significantly affect the future profitability of the Company.

The statements above under this section regarding trends are “forward-looking” statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in mobile telephone usage, trends in the Israeli telecommunications industry in general, possible regulatory and legal developments and trends in general economic conditions. For a description of some of the risks we face, see “Item 3D. Key Information – Risk Factors” in particular “ – Our business results may be affected by an economic downturn”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 8A. Consolidated Financial Statements and Other Financial Information – Legal and Administrative Proceedings”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed above might not occur, and actual results may differ materially from the results anticipated.

5E. Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5F. Aggregate Contractual Obligations

Set forth below are our contractual obligations and other commercial commitments as of December 31, 2009:

	Payments Due by Period (NIS in millions)
Contractual Obligations	Total		less than 1 year	1-3 years	3-5 years	more than 5 years

Long-Term Debt*
Notes Series A	1,687	*	750	937	-	–
Notes Series B	449	*	-	-	225	224
Long term bank borrowing	300	*	-	-	300	–
Capital Lease Obligations	4		2	2	–	–
Operating Leases	1,328		220	361	285	462

Contribution to funds in respect of Employee rights in respect of severance pay funds	30		30	–	–	–
Handsets	848		454	394	–	–
Fixed Assets	86		86	-	–	–

Total Contractual Cash Obligations	4,732		1,542	1,694	810	686

* The table above does not include payments of interest on our Long-Term Debt. Estimated interest payments for 2010 on the Notes payable and the long term bank loan total approximately NIS 82 million as of December 31, 2009.

The table above also does not reflect the impact of the anticipated drawdowns on our three new credit facilities (see “Item 5D. Trend Information – Recent Developments”) which would increase the amount of principal due for Long-term debt, and our Total Contractual Cash Obligations, by NIS 1.1 billion.   Under the terms of the credit facilities, which are for periods of three or five years, the Company has the right to borrow short term loans, and such borrowed amounts may be rolled over for as long as the facility is in place.  We will therefore determine the precise timing of the principal repayments during such period according to our future levels of liquidity and cash needs.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. Directors and Senior Management

Below is a list of (i) the current Directors of the Company and (ii) the directors of the Company during 2009 until Scailex became the Company’s principal shareholder on October 28, 2009:

Current Directors

Name of Director-Post Sale	Age	Position

Ilan Ben Dov (1)(3)	52	Chairman of the Board of Directors
Dr. Michael J. Anghel (1)(2)(4)(5)	71	Director
Barry Ben -Zeev(2)(3)(4)(5)	57	Director
Yaron Bloch(1)(6)	45	Director
Yacov Gelbard(1)	62	Director
Erez Gissin (2)(5)	51	Director
Dr. Shlomo Nass(1)(2)(5)	49	Director
Osnat Ronen	47	Director
Yahel Shachar(1)(3)	47	Director

(1)	Member of the Executive Committee of the Board of Directors.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	External Director under the Companies Law.

(5)	Independent Director under NASDAQ rules

(6)	Appointed on behalf of Leumi Partners Ltd. See “Item 7A. Major Shareholders - Agreement between Scailex and Bank Leumi Ltd”.

Directors prior to Scailex becoming the Company’s principal shareholder on October 28, 2009

Name of Director	Age	Position

Fok Kin-ning, Canning	58	Chairman of the Board of Directors
Dr. Michael J. Anghel (2)(4)	71	Director
Chan Ting Yu (1)(3)	59	Director
Chow Woo Mo Fong, Susan	56	Director
Uzia Galil	84	Director
Erez Gissin (1)(2)	51	Director
Dennis Pok Man, Lui (1)(3)	59	Director
Pesach Shachar (1)	76	Director
Amikam Shorer (5)	42	Director
Frank John Sixt	58	Director
Moshe Vidman (1)(2)(3)(4)	66	Director

(1)	Member of the Executive Committee of the Board of Directors.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	External Director under the Israeli Companies Law.

(5)	Director appointed by our Israeli founding shareholders.

Ilan Ben Dov serves as Chairman of the Board of Directors of the Company and Suny Electronics  Ltd and previously had served as Joint Chief Executive Officer for approximately fifteen years (until May 2009). Mr. Ben Dov serves as Chairman of the Board of Directors of Scailex Corporation Ltd. Mr. Ben Dov also serves as Chairman of the Board of Directors of Tau Tsuot Ltd. He also currently serves as a director of Tapuz Anashim Ltd., Derech HaLotus Ltd., Refuat Halotus Ltd., Tao Tsuot Real Estate Ltd., Ben Dov Investments Ltd., I. Ben Dov Investments Ltd., Harmony (Ben Dov) Ltd.,  as well as subsidiaries of Suny.

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

Barry Ben-Zeev (Woolfson) has been providing strategic business consulting services since 2009. He served as the deputy-Chief Executive Officer and Chief Financial Officer of Bank Hapoalim in 2008. He joined the bank in 1978 and served in a variety of senior positions in the branch system and the international division including New York. He served in the following executive positions prior to becoming Deputy-Chief Executive Officer and Chief Financial Officer: Deputy-Chief Executive Officer, Head of International Private Banking during the years 2002-2006 and Deputy-Chief Executive Officer and Head of Client Asset Management during the years 2006-2007. He also served as a member of the Board of Directors of the Tel Aviv Stock Exchange during the years 2006-2007 and as the chairman of Bank Hapoalim Switzerland and Poalim Asset Management during the years 2002-2006. He received both his Bachelor's degree in Economics and his M.B.A from Tel-Aviv University.

Yaron Bloch serves as the Deputy Chief Executive Officer and Chief Investment Officer of Leumi Partners Ltda fully owned subsidiary of Bank Leumi. Prior to joining Leumi Partners, Mr. Bloch filled various positions at UBS Securities Israel between 2000 and 2008, including  Chief Executive Officer between 2006 and 2008. Prior to joining UBS, Mr. Bloch held several positions in the Israeli capital market, includinghead of brokerage and Trading at Clal Finance and senior portfolio manager at the First International Bank of Israel. Mr. Bloch holds a bachelor degree in Economics from the Tel-Aviv University, and an M.B.A in finance also from the Tel-Aviv University.

Yacov Gelbard serves as Active Chairman of the Board of Directors of Tefron Ltd. Mr. Gelbard had served as Chief Executive Officers of Bezeq The Israel Telecommunication Corp. Ltd. for approximately two years and as Chief Executive Officers of Pelephone Communications Ltd. for approximately five years. Previously, he had served as Chief Executive Officer of Haribua Hachachol for seven years. Mr. Gelbard holds a bachelor's degree in accounting and economics from the Tel-Aviv University.

Erez Gissin has been a director of Partner since August 1998 and is currently a member of the Audit Committee. Since April 2005, Mr. Gissin has been a private investor through his management and investment company. For the prior five years, Mr. Gissin has been the CEO of IP Planet Network Ltd., an Israeli telecommunication company providing satellite broadband services. Previously, he was the Vice President of Business Development of the Eurocom Group, an Israeli leader in telecom and internet products and services. Mr. Gissin holds a Bachelor of Science in Industrial Engineering from Tel Aviv University and an M.B.A degree from Stanford University, California.

Dr. Shlomo Nass is a senior partner at Dr. Shlomo Nass and Co. Ltd., and a court appointed Trustee and special manager of many companies.  Dr. Nass also serves as a director on the Board of Directors of the following companies: Tao T'suot, Formula Systems (1985), NMC United Entertainment, Aviv Arlon Ltd,  Click Software Technologies and others. Dr. Nass is also Vice Chairman of The Public Advisory Committee on Trade Levies. and served in the past  as Chairman of the Board of Directors of The Israel Electric Corp.and Chairman of the Board of Directors of Ayalon Insurance Co. and a director in IBC-Industrial Buildings Corporation Ltd. (Mivnei Ta'asiya).Dr. Nass holds a B. Sc. degree in economics and accounting, an LL. B. degree and a Ph. D degree in law, all from Bar- Ilan University. Dr. Nass is also a Certified Public Accountant in Israel, a member of the Israel Bar and a Certified Information System Auditor by C.I.S.A. (USA). Dr. Nass is a lecturer of Companies Law at Bar Ilan University, IDC-Interdisciplinary Center Herziliya and at Sha'arei Mishpat College.

Osnat Ronen has served as a General Partner of Viola Private Equity since January 2008.  From 2001 until 2007, Ms. Ronen was the Deputy Chief Executive Officer of Leumi & Co. Investment House, the private equity investment arm and investment banking services arm of the Leumi Group.  Between 2004 and 2007, Mrs. Ronen was the Deployment Strategy & Execution Manager of the Bachar reform implementation of the Leumi Group. Prior to these positions, she was Deputy Head of the Subsidiaries Division of The Leumi Group from 1999 until 2001. Mrs. Ronen was also a member of several Boards of Directors  on behalf of Leumi group including: Paz group, Direct Insurance ltd, Leumi Card, Fox – Wizel ltd, Arab Israeli Bank, Leumi Mortgage Bank and more. Currently, Mrs. Ronen serves as a Director of D-Pharm ltd, Amiad Filtration Systems ltd, Aeronautics ltd, AudioCodes ltd and Keshet Broadcasting Ltd. Mrs. Ronen holds an M.B.A. degree and a BSc degree in mathematics and computer science from the Tel Aviv University.

Yahel Shachar joined Scailex Corporation Ltd. in December 2001 as Chief Financial Officer. For the last four years  Mr. Shachar serves as Chief Executive Officer of Scailex Corporation Ltd. Previously, Mr. Shachar served as Chief Operating Officer at BVR Technologies Ltd. for three years. Mr. Shachar hold an LL.M. degree from the Georgetown University in Washington, D.C., and an LL.B. degree from the Tel-Aviv University and he is a member of the Israeli and New York bar associations.

Senior Management

Below is a list of the Senior Management of the Company.

Name of Officer	Age	Position

David Avner*	58	Chief Executive Officer
Emanuel Avner	49	Chief Financial Officer
Eli Glickman	48	Deputy Chief Executive Officer
Chaim Beker	65	Vice President, Operations
Avi Berger	47	Vice President, Technologies
Alon Berman	49	Vice President, Internet and Broadband
Michal Dana	54	Vice President, Human Resources and Operations
Oded Degany	45	Vice President, Corporate Development, Regulation & Investor Relations
Ronit Rabin**	45	Vice President, Information Technology
Yacov Kedmi	58	Head of Marketing, Growth & Growth Engines Division
Roly Klinger	49	Vice President, Legal, Chief Legal Counsel and Joint Company Secretary
Erez Paz	47	Vice President, Private Customers Division,
Gil Rosenfeld	44	Vice President, Business Customers Division

* See also Appointments below.
**As of March 1, 2010 Ronit Rabin replaced Gadi Gilon as Vice President Information Technology

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

Avi Berger was appointed as Vice President, Technologies effective January 1, 2009, having served as Deputy Vice President Technologies since joining the Company in December 2007. Prior to joining the Company, Mr. Berger served as Vice President of Business Development in Tadiran communications Ltd. after having served for 21 years in the Israeli Defense Forces, rising to the rank of Colonel and Head of the C4I department in the C4I branch. Mr. Berger holds a bachelor degree in Electrical Engineering from Tel Aviv University, and a Master Degree in Electrical Engineering (Communication & Telecommunication) from UCLA.

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

Michal Dana serves as Vice President, Human Resources  since May 2006. She worked at Amdocs since 2002, where she served first as the Director of Human Resources for Amdocs’ European and Latin American division, and from 2005 as the Vice President of Human Resources, overseeing the worldwide customer business group for all human resource activities in Europe, Asia Pacific, and Latin America. From 2000 to 2002, Ms. Dana served as the Vice President of Human Resources for Bungee Communications, a start-up wireless broadband telecommunications company. Before that, she served from 1999 to 2000 as the Director of Human Resources for the Carmel Containers Systems Group, from 1996 to 1999 as the Director of Human Resources for the Caesarea Development Corporation, and from 1980 to 1996 as the Senior Human Resource Consultant for Pilat international consulting group. She holds a B.A. in Social Science from the Open University in Israel.

Oded Degany was appointed as Vice President Corporate Development, Strategy and Investor Relations effective January 1, 2008. Since March 2010,  Mr. Degany serves as Vice President of Corporate Development, Regulation & Investment Relations. Mr. Degany joined Partner in May 2007, and effective January 1, 2008, has been responsible for strategy, investor relations and domestic and international carrier relations. Previously, he served as Vice President Business Development at ECI Telecom from 2006 to 2007 and as Vice President of Corporate Development and M&A at Amdocs (Israel) from 2000 to 2006. Before that, he served as Director of Business Development and Strategy at Clal (Israel) Ltd from 1997 to 2000, and as a Senior Business Analyst at National Consultants (NC)-Leumi & Co. Investment Bankers Ltd. from 1996 to 1997. Mr. Degany holds a B.A. degree in physics from the Technion-Israel Institute of Technology and an MBA degree from Tel Aviv University.

Eli Glickman, was appointed as Deputy CEO effective January 2010, after having  served  as Vice President, Customer and Private Sales Division aand  Deputy Vice President of the Customer Division since joining Partner in 2005. He served as the CEO from 2003 to 2005 of Exel-Multi Purpose Logistics. From 1999 until 2002 Mr. Glickman served as a Naval Attache at the Embassy of Israel in Washington D.C. US. Prior to that, he served in the Israeli Navy including a position as a commanding officer of the Israel Navy Commandos (SEALS) from 1997 to 1999, as well as other positions from 1979 until 1999. From 2004 until 2006, Mr. Glickman served as a director of Bank Ha’atzmaut. Mr. Glickman holds a Master of Science in Financial Management from the US Naval Postgraduate School and also studied International Executive Business Administration at Georgetown University in Washington, D.C.

Yacov Kedmi was appointed as Head of Marketing, Content and Growth Engines Division effective March 1, 2010 after having served as the Company's first Vice President of Marketing, Media and Content from 1998 until 2002. From 2004 until rejoining the Company, he founded and managed his own consulting firm. From 2002 until 2004 he served as the marketing coordinator at “3” – an HWL owned company. From 1994 until 1998 he served as a marketing consultant at MPV Communications.  From1992 to 1994, he served as VP Marketing of the Ma’ariv daily newspaper and from 1990-1992 he served as CEO of Mei-Eden a bottled water producer. Previously he served from 1979-1989 at Tavori Ltd. a soft drinks company, in a number of positions in the area of sales management and finally holding the position of VP Marketing.

Roly Klinger, Vice President ,Chief Legal Counsel and Company Secretary, joined Partner in August 1998 as the Chief Legal Counsel and Joint Company Secretary. Roly Klinger was appointed as Vice President  responsible also for Regulatory Affairs  from November 1, 2007 and until March 1, 2010. From 1993, she served as Legal Advisor and Corporate General Secretary of Keshet Broadcasting Ltd., which holds an operating franchise for Israel’s first commercial television channel. Ms. Klinger received an LL.B degree from Tel Aviv University and is admitted to the Israel Bar.

Erez Paz, was appointed as Vice President, Private Customers Division, effective March 1, 2010 after having served as Vice President Marketing and Content. Mr. Paz joined Partner in September 2007. He worked from 2004 to 2007 for Visa-CAL Ltd. as Vice President Marketing. Previously he worked for Coca Cola Israel from 1995 to 2004 during which time he held the positions of Vice President Marketing, Deputy of Vice President Marketing, On Premise Market Manager and Branch Manager. Mr. Paz holds a BSc in Industrial & Management Engineering from Ben Gurion University and an MBA from the University of Bradford, West Yorkshire, United Kingdom.

Ronit Rabin, was appointed as Vice President CIO of the IT Division effective March 1, 2010 when she joined the Company. Prior to joining the Company, Ms. Rabin served from 2006 as the VP IT Division and Business Technologies of VISA CAL. From 1983-2006, she served in the Israeli Defense Forces and held various positions in the programming field, including commander of the computer unit of the Navy from 2004-2006. Ms. Rabin holds a B.A in economics and logistics from Bar Ilan University and an M.B.A from Ben Gurion University.

Gil Rosenfeld, was appointed as Vice President, Business Customers Division effective March 1, 2010 after having served as Vice President Sales Division. Mr. Rosenfeld  joined Partner in 2006. Previously, he worked for HP Israel and HP Europe 1998 to 2006 during which time he held the positions of Country Managing Director, Personal Systems Sales Director, Personal Systems Group Country Manager and Country Sales Manager. Before that he worked as the General Manager of Compaq Israel from 1996 to 1998. Before that he held the position of the Enterprise Systems Organizer, Enterprise District Sales Manager and Senior Sales Representative from 1990 to 1996 for CMS, the HP distributor in Israel. Mr. Rosenfeld received an Honours Degree in Business Information Systems and before that he received a Bachelor of Commerce degree from the University of Witwaters and, South Africa.

Appointments

Under our license, at least 10% of our Board of Directors, or at lease one director if the Board is comprised of up to 14 members, must be appointed by Israeli entities, as defined in the license. See “Item 4B. Business Overview – Regulation – Our Mobile Telephone License”.

Except for the foregoing, there is no arrangement or understanding with any major shareholders regarding the appointment of Directors or senior management. .  With respect to the announcement by Scailex of an agreement with Bank Leumi Ltd regarding the appointment of a director on behalf of Bank Leumi Ltd, see “Item 7A. Major Shareholders – Agreement between Scailex and Bank Leumi Ltd”.

None of the above directors or members of senior management has any family relationship with any other director or senior manager of the Company. Senior management is selected by the CEO with the approval of the Board of Directors, for an indefinite term of office and may be removed by the Board of Directors at any time.

On March 16, 2010 the Board of Directors announced the departure of David Avner as Chief Executive Officer effective October 1, 2010. The Board of Directors intends to appoint Mr. Avner as an active vice-chairman on the Board of Directors, overseeing our strategy including mergers and acquisitions, non-cellular and future initiatives, network and information technology roadmap and regulation.  Mr, Eli Glickman, the deputy CEO, is expected to replace Mr. Avner as Chief Executive Officer of the Company. In connection with his departure as Chief Executive Officer, Mr. Avner is entitled to certain benefits, including the following: (i) commencing on October 1, 2010, a twelve-month period including an advance notice period and adjustment period; (ii) the retention bonuses currently provided in Mr. Avner's employment agreement; (iii) a special bonus of 1.5 times Mr. Avner's monthly base salary, multiplied by the number of years of his employment by the Company, and  (iv) the acceleration of all of Mr. Avner's unvested options under the Company's 2004 Stock Option Plan as of the date of the notice of  termination of employment.

6B. Compensation

The aggregate compensation paid, and benefits in kind granted to or accrued on behalf of all our directors and senior management for their services in all capacities to the Company and its subsidiaries during the year ended December 31, 2009, was approximately NIS 33.26 million (US$ 8.81million).  This amount included approximately NIS 1.757 million (US$0.465 million) set aside or accrued to provide pension, retirement or similar benefits on behalf of all our senior management during the year ended December 31, 2009. The aggregate compensation amount does not include performance bonus payments made in 2009 with respect to the year ending December 31, 2008, but does include bonus payments deemed earned with respect to the year ending December 31, 2009, and paid  in 2010.  The aggregate compensation amount also does not include amounts expensed in 2009 (which were in addition to amounts expensed during 2008) to provide compensation and benefits in kind to or on behalf of senior management that terminated their employment relationship with the Company during 2009, which amounted to approximately NIS 37,110 (US$ 9,830) expensed in 2009.

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

Compensation for senior management may also be provided in the form of stock options to purchase our ordinary shares. In 2009 options were granted to our senior management under the 2004 Employee Stock Option Plan to purchase up to 2,470,000 of our ordinary shares at an exercise price of NIS 60.74 (after dividend adjustment) per share with such options vesting at the earliest in August 2008. These options will expire by March 2019. For more information, see “Item 6E. Directors, Senior Management and Employees–Share Ownership–2004 Employee Stock Option Plan”.

In 2009, in connection with Hutchison Telecom’s sale of its controlling interest in the Company (see “Item 7A. Major Shareholders  --  Principal Shareholder”), certain of the Company’s executive officers at the time of the sale also benefitted from two additional forms of compensation:

-
based on information provided to us by Hutchison Telecom, Hutchison Telecom granted a one-time cash payment to selected employees of Partner, shortly following Hutchison Telecom’s sale of its controlling interest, in recognition of the contribution made by such employees to the value of the Company.  According to Hutchison Telecom, the aggregate value of such one-time payment to the Company’s executive officers was NIS 18,432,550.  and

-
in order to encourage the Company’s executive officers to remain with the Company following the sale by Hutchison Telecom of its controlling interest, the Company’s Board of Directors, upon the recommendation and approval of its Audit and Compensation Committees, adopted a two-year retention plan on September  9, 2009.  According to the terms of the plan, retention payments will be made to each of the Company’s eligible executive officers at the first and second anniversaries of the date of adoption of the retention plan, provided the executive officer has not resigned for reasons other than for certain justified reasons, as specified in the retention plan.  The amounts of the first and second potential retention payments are the same, and the maximum aggregate amount of all retention payments together is $6.5 million.

6C. Board Practices

References in this annual report to “external directors” are to those directors who meet the definition of external directors under the Israeli Companies Law, and references in this annual report to “independent directors” are to those directors who meet the definition of independence under applicable listing requirements of NASDAQ.

Terms of Directors

Directors are elected at the annual shareholders meeting to serve for three years, in the case of external directors under the Companies Law, or until the next annual meeting of the shareholders, in the case of other directors; or until their respective successors are elected and qualified, whichever occurs first, or in the case of Israeli directors, who are appointed by the founding Israeli shareholders upon a written notice signed by at least two of the founding Israeli shareholders who are the record holders of at least 50% of minimum Israeli holding shares, to the Company Secretary of his or her appointment, until their respective successors are elected upon such notice. An extraordinary meeting of the Company may elect any person as a director to fill an office which became vacant, or to serve as an additional member to the then existing Board of Directors, provided that the maximum number of seventeen directors is not exceeded, or to serve as an external director or an independent director, or if the number of the members of the Board of Directors is less than the minimum set in the Articles of Association. Any director elected in such manner (excluding an external director) shall serve in office until the coming annual meeting. The Articles of Association also provide that the Board of Directors, with the approval of a simple majority of the directors, may appoint an additional director to fill a vacancy or to serve as an additional member to the then existing Board of Directors provided that the maximum number of seventeen directors is not exceeded. The Company’s Articles of Association provide that the Board of Directors may delegate all of its powers to committees of the Board of Directors as it deems appropriate, subject to the provisions of the Companies Law. No director has a service contract with the company or its wholly-owned subsidiaries providing for benefits upon termination of employment. Our officers serve at the discretion of the Board of Directors or until their successors are appointed. See “Item 4. Information on the Company – 4B. Business Overview – Regulation – Our Mobile Telephone License.” for description of additional requirements of the composition of our Board of Directors and the appointment of its members.

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

Dr. Michael Anghel and Barry Ben- Zeev are our external directors under the Companies Law.

Financial Experts under the Companies Law

In accordance with the Companies Law, Partner has determined that the minimum number of directors with “accounting and financial expertise” that Partner believes is appropriate, in light of the particulars of Partner and its activities, is three. Under the Companies Law, only one of such “experts” is required to be an external director. In accordance with its determination, all of our directors have “accounting and financial expertise”.

NASDAQ Corporate Governance Rules and Our Practices

Under NASDAQ Rule 5615(a)(3), a foreign private issuer such as the Company may follow its home country practice in lieu of the requirements of the NASDAQ Rule 5600 Series (“Corporate Governance Requirements”), with certain exceptions, provided that it discloses each requirement that it does not follow and describes the home country practice followed in lieu of such requirements. We describe below the areas where we follow our home country practice rather than the NASDAQ Corporate Governance Requirements:

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

–
In compliance with Israeli Companies Law, which requires that at least two members of the Board of Directors satisfy the conditions of  “external directors”, four of our nine Directors are external directors.  Such external directors also satisfy the NASDAQ criteria for “independent directors”.  However, the requirement of NASDAQ Rule 5605(b), that a majority of the Board of Directors be comprised of independent directors, is not satisfied.

–
In compliance with Israeli Companies Law and our Articles of Association, the compensation committee is responsible, among other things, for evaluating and recommending to the Board of Directors (and to the audit committee, if so required under any applicable law) the total compensation package for the Company’s Chief Executive Officer and all other officers.  Our compensation committee consists of three Board of Directors members, one of whom is an external, independent director, rather than entirely of independent directors.  As a result, the conditions of NASDAQ Rule 5605(d), that compensation for the CEO and all other executive officers must be determined or recommended to the Board by the independent directors or a compensation committee comprised solely of independent directors, are not satisfied.

–
As permitted under Israeli Companies Law, the Company’s Board of Directors selects director nominees for shareholder approval based on a majority decision taken in accordance with the Company’s Articles of Association.   The conditions of NASDAQ Rule 5605(e), that director nominees must either be selected or recommended to the Board by the independent directors or a nomination committee comprised solely of independent directors, are thus not satisfied.

Executive Committee

 Our Executive Committee comprises of members who are directors appointed by the Board of Directors from time to time. Subject to the provisions of the Companies Law, the Executive Committee is authorized to make all major decisions relating to the business affairs of Partner. The Executive Committee is authorized by the Board of Directors to approve contracts, commitments and other transactions regarding certain topics or up to a value determined by the Board of Directors from time to time. Ilan Ben-Dov, Dr. Michael Anghel, Yaron Bloch, Yacov Gelbard, Dr. Shlomo Nass and Yahel Shachar are members of our Executive Committee.

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

The Board of Directors has determined that Dr. Michael Anghel, Barry Ben- Zeev,  Erez Gissin and, Dr. Shlomo Nass  are “audit committee financial experts” as defined by applicable SEC regulations, while the rest of our directors that are not audit committee members are financial experts under the Companies Law. See “Item 16A. Audit Committee Financial Expert” below.

Our audit committee consists of four Board of Directors members,   Dr. Michael Anghel, Barry Ben- Zeev, Erez Gissin and Dr. Shlomo Nass, all of whom meet NASDAQ’s definition of independent directors, and two of whom (Dr. Michael Anghel and Barry Ben- Zeev) meet the Companies Law’s definition of external directors. None of them is an affiliated person of Partner or has received any consulting, advisory or other compensatory fee from Partner, other than in their capacity as directors of Partner.

Compensation Committee

Our compensation committee consists of three Board of Directors members, of which one is an external, independent director. Subject to the requirements of the Companies Law, the compensation committee is responsible for evaluating and recommending to the Board of Directors (and to the audit committee, if so required under any applicable law) the total compensation package for the Company’s Chief Executive Officer and all other officers; reviewing the results and procedures for the evaluation of the performance of other officers by the Company’s Chief Executive Officer; making recommendations to the Board of Directors regarding any long-term incentive compensation or equity plans; and supervising the administration of the plans and periodically reviewing a comprehensive statement of executive compensation policy. Ilan Ben Dov, Barry Ben -Zeev and Yahel Shachar are members of the compensation committee.

Security Committee

Pursuant to an amendment to our license from April 2005, a Board committee has been formed to deal with security matters. Only directors with the required clearance and those deemed appropriate by Israel’s General Security Service may be members of this committee. The committee must consist of at least four members, who are subject to the clearance required from the Israeli General Security Service and at least one external director. Where any matter requires a Board of Directors’ resolution and it is a security matter, then the committee should be authorized to discuss and to resolve such security matter and the resolution should bind the Company. However, in cases where the security matter concerned is a transaction with a related party, the transaction should be submitted for approval in accordance with the requirements of the applicable U.S. law, the Israeli Companies Law and any other applicable laws, provided that, in any case, only directors with security clearance can participate in any forum which will deal with security matters. On April 12, 2005, our Board of Directors approved the formation of the Security Committee to consist of four Israeli directors, which are subject to Israeli security clearance and security compatibility to be determined by the General Security Service. Michael Anghel, Yacov Gelbard, Erez Gissin and Yahel Shachar are members of the Security Committee, subject to clearance by the Israeli General Security Service.

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

Indemnification

The Companies Law and our Articles of Association provide that Partner may indemnify an officer or director of Partner to the fullest extent permitted by the law. Without derogating from the foregoing, our Articles of Association specifically provide that Partner may indemnify an officer or director of Partner for liability or expense he incurs or that is imposed upon him as a result of an action or inaction by him (or together with other officers or directors of Partner) in his capacity as an officer or director of Partner as follows:

(1)
any financial liability incurred by, or imposed upon the officer or director in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by the court; or

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

(4)	any other liability or expense in respect of which it is permitted or will be permitted under applicable law to indemnify an officer or director of Partner.

The Companies Law and our Articles of Association also permit us to undertake in advance to indemnify an officer or director with respect for items (2) and (3) above, or any other matter permitted by law. The Companies Law and our Articles of Association also permit us to undertake in advance to indemnify an officer or director with respect to item (1) above, provided however, that the undertaking to indemnify is restricted to events which in the opinion of the Board of Directors are anticipated in light of Partner’s activities at the time of granting the obligation to indemnify, and is limited to a sum or measurement determined by the Board of Directors to be reasonable in the circumstances. The undertaking to indemnify shall specify the events that, in the opinion of the Board of Directors are expected in light of the Company’s actual activity at the time of grant of the indemnification and the sum or measurement which the Board of Directors determined to be reasonable in the circumstances.

The Companies Law combined with our Articles of Association also permit us to indemnify an officer or director after the fact for all kinds of events, subject to applicable law.

In no event may we indemnify an officer or director for:

(1)	a breach of the duty of loyalty toward us, unless the officer or director acted in good faith and had reasonable grounds to assume that the action would not harm us;

(2)	a breach of the duty of care done intentionally or recklessly ("pzizut") except for negligence;

(3)	an intentional act intended to unlawfully yield a personal profit; or

(4)	a criminal fine or a penalty imposed on him.

We have undertaken to indemnify our directors and officers, subject to certain conditions as aforesaid. We consider from time to time the indemnification of our directors and officers, which indemnification will be subject to approval of our Audit Committee, Board of Directors and in case of indemnification of directors, also of our shareholders.

Under the indemnification letters granted prior to the date of this report, the aggregate indemnification amount payable by us to all of the officers and directors and other indemnified persons pursuant to all letters of indemnification issued or that may be issued to them by the Company in the future will not exceed the higher of (i) 25% of shareholders equity and (ii) 25% of market capitalization, each measured at the time of indemnification.

Release

The Companies Law and our Articles of Association authorize the Company, subject to the required approvals, to release our directors and officers, in advance, from such  persons' liability, entirely or partially, for damage in consequence of the breach of the duty of care toward us. Notwithstanding the foregoing, we may not release such person from such person's liability, resulting from any of the following events: (i) the breach of duty of loyalty towards us; (ii) the breach of duty of care made intentionally or recklessly ("pzizut") except for negligence; (iii) an intentional act intended to unlawfully yield a personal profit; (iv) a criminal fine or a penalty imposed upon such person; and (v) the breach of duty of care in distribution ("haluka").We consider from time to time the release from certain liability of our directors and officers, which release will be subject to approval of our Audit Committee, Board of Directors and in case of release of directors, also of our shareholders.

6D. Employees

At December 31, 2009, we had 5,670 employees on full time equivalent basis, compared with 4,671 at December 31, 2008 and 4,130 at December 31, 2007. The number of employees at year-end 2009, 2008, and 2007, according to their activity, was as follows:

	December 31
	2007	2008	2009

Customer service	2,635	2,902	3,750
Engineering	312	306	322
Sales and sales support	479	569	517
Information technology	136	165	249
Marketing and Content	109	127	135
Finance	81	114	119
Human resources	97	124	125
Remaining operations	282	364	456
TOTAL	4,130	4,671	5,670

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

As of January 1, 2008, the Extension Order for Comprehensive Pension Insurance in the Economy applies (the “Pension Extension Order”). Pursuant to the Pension Extension Order, the employee’s contributions and employer’s contributions are ranked and increase each year until the year 2013. In 2008, the total deduction from the employee’s salary for remunerations was 0.833%, and the total of employer’s contributions was 0.833% for remunerations and 0.834% for severance. In 2009, the total deduction from the employee’s salary for remunerations was 1.66%, and the total of employer’s contributions was 1.66% for remunerations and 1.68% for severance. In 2013, deductions from the employee’s salary will be 5% for remunerations, and employer’s contributions will be a total of 5% for remunerations and 5% for severance.  Some of our employees are eligible for an improved pension plan with terms of 5% employer’s contributions and a deduction of 5% from the employee’s salary. The more senior employees are entitled to a full pension insurance, in the amounts as follow (amounts vary according to choice of a pension fund or a manager’s insurance fund): employer’s contributions: 13.33%- 15.83% of the employee’s salary and employee’s deductions: 5% of the employee’s salary.

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

6E. Share Ownership

As of February 28, 2010, to the best of the Company’s knowledge our directors and senior management's holdings do not exceed 1% of our outstanding ordinary shares. Directors and senior management do not have different voting rights than other shareholders of the Company.

As of February 28, 2010, our senior management held, in the aggregate, options to purchase up to 2,729,020 of our ordinary shares, of which 727,770 options were vested and exercisable as of that date. No individual senior manager holds options to purchase 1% or more of our outstanding ordinary shares. No options have been granted to our directors.

The table below sets forth the number of options held by our senior management according to exercise price and expiration date, as of February 28, 2010:

Option exercise price (NIS)	Number of options held	Option expiration Date

33.58	31,250	May 2016
32.73	56,250	July 2016
34.63	21,250	September 2016
42.1	250,000	January 2017
57.96	152,500	June 2017
64.90	65,000	December 2017
66.05	42,770	February 2018
57.97	2,110,000	March 2019

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

The 2000 Plan authorizes the issuance of options to purchase up to 4,472,222 ordinary shares. In November 2003, 419,930 options under this plan were transferred to the 2003 Amended Plan. As of December 31, 2009, options to purchase 3,774,722 ordinary shares had been exercised, options to purchase 36,500 ordinary shares were outstanding. On March 26, 2008, the Board of Directors terminated the 2000 Employee Stock Option Plan, and as a result, no further options will be granted under such plan. The termination of the 2000 Plan shall not adversely affect the terms of any option which has already been granted. The exercise prices of the outstanding options range from NIS 17.25 – NIS 21.72.

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

Following an amendment of the 2004 Plan, the Board of Directors may amend the 2004 Plan, subject to other sections of the Plan and the rules and/or regulations of any stock exchange applicable from time to time to the Company, by reason of their applicability to its shareholders or otherwise; provided, that (i) any alterations to the terms and conditions of the Plan which are of a material nature or to the Options granted (except where the alterations take effect automatically under the existing terms of the Plan); and (ii) any change to the authority of the Board of Directors of the Company or the Compensation Committee in relation to any alteration to the terms of the Plan. The Board of Directors may, at any time and from time to time, terminate the 2004 Plan in any respect, subject to any applicable approvals or consents that may be otherwise required by law, regulation or agreement, including by reason of their applicability to the shareholders or otherwise, and provided that no termination of the 2004 Plan shall adversely affect the terms of any option which has already been granted.

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

As of December 31, 2009 options to purchase 4,459,041 ordinary shares had been exercised, options to purchase 5,086,387 shares were outstanding and options to purchase 4,178,514 ordinary shares were available for grant under the 2004 Plan. The exercise price of the options is based on the fair market value of the Company’s shares at the time of grant. The fair market value of an ordinary share on any date will be equal to the average of the closing sale price of ordinary shares during the preceding 30 trading days, as such closing sale price is published by the Tel-Aviv Stock Exchange. The exercise prices of outstanding options as of December 31, 2009, range from NIS 26.74 to NIS 66.25. Options that had been forfeited or expired unexercised may be regranted. On February 23, 2009, the 2004 Share Option Plan, was further amended by the Board of Directors (the “Plan Amendments”) to include the following two material amendments: (i) with respect to options granted on or after February 23, 2009, the date of approval of the Plan Amendments by the Board of Directors (the “Board Approval”),a dividend-adjustment mechanism, reducing the exercise price of such options following each dividend distribution in the ordinary course in an amount in excess of 40% (forty percent) or of another percent resolved by the Board of Directors, of the Company’s net income for the relevant period (“the Excess Dividend”) by an amount equal to the gross amount of the Excess Dividend per Ordinary Share. (ii) with respect to all options granted under the 2004 Share Option Plan, a dividend adjustment mechanism reducing the exercise price of such options following each dividend distribution other than in the ordinary course, by an amount which the Board of Directors considers as reflecting the impact such distribution will have or will likely to have on the trading price of the Ordinary Shares, and provisions authorizing the Board of Directors to allow option holders to exercise their vested options during a fixed period, through a cashless exercise procedure, pursuant to which each vested option will entitle its holder to the right to purchase Ordinary Shares (subject to the adjustments). The Plan Amendments were approved by our shareholders. On February 9, 2010 the Board of Directors approved the cashless exercise procedure according to which,  option holders who were granted options on or after February 23, 2009 would be allowed to exercise their options only through a cashless exercise procedure and those granted options before February 23, 2009 would be able to choose between the cashless exercise procedure and the regular option exercise procedure.

 On December 27, 2009, following a resolution to distribute a special dividend in the amount of NIS 1.4 billion (as a result of a capital reduction), the Board of Directors approved a reduction to the exercise price in an amount equivalent to 50% of the special dividend per share.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of January 31, 2010, with respect to each person who we believe to be the beneficial owner of 5% or more of our ordinary shares. Except where otherwise indicated, we believe, based on information furnished to us by the principal shareholders, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares. None of our major shareholders has any different voting rights than any other shareholder. See “Item 10B. Memorandum and Articles of Association – Rights Attached to Shares”.

Name	Shares beneficially owned	Issued Shares (1) %	Issued and Outstanding Shares (1) %

Scailex Corporation Ltd, together with Suny Electronics Ltd (2)	71,411,806	44.93	46.23

Treasury shares (3)	4,467,990	2.81	–

Public (4)	83,072,005	52.26	53.77

Total	158,951,801	100.00	100.00

(1)
As shown above and used throughout this annual report, the term “Issued and Outstanding Shares” does not include any treasury shares held by the Company. Treasury shares, which are included in “Issued Shares”, have no rights under the Israeli Companies Law, as long as they are held by the Company.

(2)
Scailex, an Israeli corporation listed on the Tel Aviv Stock Exchange, held on January 31, 2010, 44.82% of our Issued and Outstanding  shares and voting rights.  Scailex is a majority owned subsidiary of Suny, an Israeli corporation listed on the Tel Aviv Stock Exchange which is indirectly controlled by Mr. Ilan Ben-Dov.  Suny has acquired 1.41% of our Issued and Outstanding shares and total voting rights. As a result of his indirect control of Scailex and Suny, Mr. Ilan Ben-Dov indirectly controlled 46.23% of our Issued and Outstanding shares and total voting rights as of January 31, 2010.  See “Item 3D. Risk Factors – 46.23% of our shares and voting rights are indirectly controlled by a single shareholder”.

(3)	Treasury shares do not have a right to dividends or to vote.

(4)
The shares under "Public" include 5,884,586 shares held by Israeli entities from among our founding shareholders and their approved substitutes. These shares, together with 2,173,126 shares held by Suny, which are included in the table together with the Scailex holdings, constitute 5.07% of our issued shares (approximately 5.22% of the the Issued and Outstanding Shares). Under the terms of our mobile telephone license, Israeli entities from among our founding shareholders and their approved substitutes must hold at least 5% of our issued and outstanding share capital and of each of our means of control. “Israeli entities” are defined as individuals who are citizens and residents of Israel and entities formed in Israel and controlled, directly or indirectly, by individuals who are citizens and residents of Israel, provided that indirect control is only through entities formed in Israel, unless otherwise approved by the Israeli Prime Minister or Minister of Communications.

The shares under "Public" also include 7,677,037 shares held by Leumi Partners Ltd. which constitutes 4.83% of the Issued Shares (approximately 4.97% the Issued and Outstanding Shares).

 As of January 31, 2010, to the best of the Company’s knowledge, our directors and senior management's holdings do not exceed 1% of our outstanding ordinary shares and have been included under “Public” in the table above. For information regarding options held by our senior management to purchase ordinary shares, see “Item 6E. Share Ownership”.

By letter dated March 8, 2010, we were notified by Capital Research and Management Company ("CRMC"), a U.S.-based investment adviser, that it held 9,534,245 shares, including shares represented by ADRs, amounting to 6.16% of our issued and outstanding shares, on behalf of one or more of the funds under the management of CRMC.  CRMC stated in its letter that it does not own the shares on its own behalf, but that the funds managed by CRMC are the legal owners of the shares.

We are not aware of any arrangements that might result in a change in control of our Company.

Principal Shareholder

On October 28, 2009, Advent Investments Pte Ltd., a wholly-owned subsidiary of Hutchison Telecom, sold its entire controlling interest in the Company to Scailex. Scailex, an Israeli corporation listed on the Tel Aviv Stock Exchange, is a majority owned subsidiary of Suny, which is also an Israeli corporation listed on the Tel Aviv Stock Exchange and indirectly controlled by Mr. Ilan Ben-Dov.  In separate transactions, Suny acquired 1.41% of our issued and outstanding shares and total voting rights. As a result of his indirect control of Scailex (which held 44.82% of our issued and outstanding shares and voting rights as of January 31, 2010) and Suny, Mr. Ilan Ben-Dov indirectly controlled 46.23% of our Issued and Outstanding shares and total voting rights as of January 31, 2010.

As our largest shareholder, Scailex, who is also one of our main handset suppliers, has the ability to influence our business through its ability to virtually control all actions that require majority approval by the shareholders and through its representatives on our board of directors. Scailex is not obligated, however, to provide us with financial support or to exercise its rights as a shareholder in our best interests or in the best interests of our minority shareholders and noteholders, and it may engage in activities that conflict with such interests. If the interests of Scailex conflict with the interests of our other shareholders and noteholders, those shareholders and noteholders could be disadvantaged by the actions that this shareholder chooses to pursue. In addition, Scailex may cause our business to pursue strategic objectives that may conflict with the interests of our other shareholders and noteholders.  See “Item 3D. Risk Factors – 46.23% of our shares and voting rights are indirectly controlled by a single shareholder”.

 See also “Item 7B. Related Party Transactions – Relationship Agreement” below for a description of the Restatement of the Relationship Agreement among Scailex and the founding Israeli shareholders.

Agreement between Scailex and Bank Leumi Ltd

On August 23, 2009, Scailex announced that, in the context of its anticipated acquisition from Advent, a wholly-owned subsidiary of Hutchison Telecom, of Advent’s entire controlling interest in the Company, Scailex had entered into an agreement on August 21, 2009 (the “Leumi Sales Agreement"), with Bank Leumi Ltd ("Bank Leumi"), according to which Bank Leumi, or a company on its behalf, would purchase from Scailex 7,677,037 shares of the Company, representing 4.99% of the Company’s Issued and Outstanding shares. The shares to be sold to Bank Leumi would be part of the 78,940,104 shares of the Company subject to Scailex’s share purchase agreement signed with Advent on August 12, 2009, and announced by Scailex on August 13, 2009.  Scailex announced the closing of the Leumi Sales Agreement on October 28, 2009.

According to Scailex’s announcement, the Leumi Sales Agreement includes customary rights for the protection of minority shareholders, and provides Bank Leumi with a “tag along” right in the event Scailex sells its interest in the Company in a manner that would cause Scailex to lose control of the Company. In addition, for as long as Bank Leumi holds at least 4,230,832 of the Company shares it purchased from Scailex, Scailex must use its voting power in the Company to cause the election of at least one director recommended by Bank Leumi.

In addition, the announcement stated that Bank Leumi has a veto right  according to which, as long as it holds the Company shares described above,  the following matters may not be proposed to the Company’s Board of Directors or shareholders (subject to applicable law), without Bank Leumi’s prior written approval: (i) dissolution, split, or reorganization of the Company; (ii) a merger of the Company other than on market conditions; (iii) a material change in the Company’s business; (iv) activities that could cause the Company’s shares to be delisted from trading on either the Tel Aviv Stock Exchange or NASDAQ; (v) the allocation or private issuance of shares and/or options and/or convertible securities in Scailex an amount that exceeds one percent of the Company’s issued and outstanding share capital (excluding options allocated to its employees and only after Bank Leumi has been consulted); and (vi) the appointment of an external auditor to the Company which is not one of the five largest accounting firms.

Scailex’s announcement also stated that Scailex undertook to use its means of control in the Company to ensure that any related-party transaction will be brought to the Company’s Board of Directors for approval; decisions regarding related-party transactions shall be made only after approval by a majority of the Board members that were not appointed upon Scailex’s recommendation; and related-party transactions shall not be executed if they are not on market terms.  According to the announcement, the Leumi Sales Agreement states that if a related-party transaction is brought for approval at a meeting of Company shareholders, each of Scailex and Bank Leumi may vote according to its own judgment.

The announcement stated that, in compliance with and subject to Scailex’s legal obligations as a controlling shareholder in the Company, Scailex undertook to exercise its means of control in the Company to convene meetings of the Audit Committee, the Board of Directors, and annual shareholders’ meetings; in which a decision will be discussed to grant Bank Leumi registration rights under the same terms as those granted in the registration rights agreement dated October 26, 1999, between the Company, Advent and certain other additional shareholders, for a period of 5 years after completion of the Leumi Sales Agreement (and if not possible, then under materially similar commercial terms); and to use Scailex’s means of control in the Company to obtain the above decision at the annual meeting of the Company’s shareholders. If registration rights are granted to the shares that are sold, after the completion of the Sales Agreement the sold shares shall be transferred to Bank Leumi together with the said registration rights.

Other

On January 31, 2010, 13,616,837 ADSs (equivalent to 13,616,837 ordinary shares) or approximately 8.81% of our total issued and outstanding ordinary shares, were held of record by 51 registered holders in the United States. Additionally, on January 31, 2010, there were approximately 36 holders of record of our ordinary shares. Of these holders, none had a registered address in the United States, although certain accounts of record with registered addresses other than in the United States may hold our ordinary shares, in whole or in part, beneficially for United States persons. We are aware that many ADSs and ordinary shares are held of record by brokers and other nominees and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs and ordinary shares, or the number of ADSs and ordinary shares beneficially held by such persons.

7B. Related Party Transactions

Relationship Agreement

Our founding Israeli shareholders are parties to a Relationship Agreement with Scailex in relation to its direct  holdings of our shares and the rights associated with such holdings. See Exhibit 4.(a).1.1 to this annual report.

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

Transactions with Affiliates

Agreements with affiliates of Hutchison Telecom

During 2009  the Company entered into various agreements with Hutchison Telecom in the ordinary course of business for the purchase of certain products or services or obtaining licenses.  Each such related party agreement was subject to review by the Audit Committee pursuant to normal Company procedure.  In each case the Audit Committee concluded that the agreements were on market terms and would not have a substantial effect on the Company's results of operations or obligations.

As of October 28, 2009, upon Scailex becoming our principal shareholder, Hutchison Telecom and its affiliates were no longer related parties with Partner.

Agreements with affiliates of Scailex

On December 27, 2009, the Company’s Audit Committee and Board of Directors approved an extension of the Company’s headquarters lease agreement with Mivnei Ta'asiya Ltd ("Mivnei Ta'asiya").  Mr. Ilan Ben Dov, who is the controlling shareholder of Scailex, our principal shareholder, is also the controlling shareholder of Tau Tshuot Ltd ("Tau"), which holds 4.9% of the issued share capital of Mivnei Ta'asiya.

Under the extension, the lease period for all rented office space shall be consolidated and extended for seven years (until 31 December 2016).  In consideration of the extension of the lease agreement, a discount of 5% has been granted on the rental fees. As a result, the lease fees for 2010 shall be NIS 24 million.

Partner shall have the right to extend the lease period by an additional three or five years. Should Partner choose to extend the lease by an additional five years, the lease fee shall be reduced by 2.5%.  Partner also has the right to shorten the lease period regarding all or part of the leased properties and terminate the lease on December 31, 2014.

On December 28, 2009,  our Audit Committee and  Board of Directors approved the existing perennial agreement with Scailex, our principal shareholder as of October 28, 2009.  Under the agreement, we will purchase, from time to time, cellular handsets, accessories and spare parts which are manufactured by Samsung Electronics Ltd. and imported into Israel by Scailex. See "Item 10C. Material Contracts".

Registration Rights

We have entered into a registration rights agreement with Scailex, our principal shareholder, in which we granted our principal shareholder the right to require us to register ordinary shares held by them under the US Securities Act. We have agreed that, upon request from our principal shareholder, we will file a registration statement under the US Securities Act to register ordinary shares held by them, subject to a maximum of one request in any 6-month period. There is no limit to the number of registrations that can be requested under the agreement. The minimum amount of shares that must be included in any registration requested under this agreement is 2.65% of our outstanding shares. We have also granted our principal shareholder the right to include their ordinary shares in any registration statement covering offerings of ordinary shares by us. The registration rights agreement will terminate upon the earlier of October 27, 2014 (five years after the date of the Change of Control transaction) and such time as the holder can sell its ordinary shares into the United States public market pursuant to an exemption from the registration requirements of the Securities Act without regard to holding period, volume or manner-of-sale limitations.

 Agreements with affiliates of Eurocom

During 2009 we purchased a substantial portion of our Nokia handsets from Eurocom one of our founding Israeli shareholders until recently,   On November 19, 2009, Eurocom sold their shares in the Company to Suny Electronics Ltd. The Company believes that the purchase transactions of the handsets from Eurocom were done at arms length and on market terms. If  need be, Nokia handsets can be purchased from both Israeli and international suppliers and thereby reduce the dependency on Eurocom. These purchase prices may be higher than the purchase prices from Eurocom. As part of the Hutchison group, the Company benefited from conditions and prices of Nokia handset purchases that were agreed upon between Hutchison and Nokia. Since the Company was acquired by Scailex and is no longer part of the Hutchison group, the purchase conditions from Eurocom may be updated. Additional conditions and agreements between the Company and Eurocom are set from time to time both orally as well as in writing.

 Other Agreements

The Company undertook to pay Mr. Amikam Cohen, who retired from his functions as chief executive officer on January 1, 2007, and from the Company on April 1, 2007,  as part of his special retirement compensation, a non-compete payment of US$0.6 million, in five equal installments, each payment to be made at the end of a six-month period over two and a half years starting in November 2007.

7C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8A. Consolidated Financial Statements and Other Financial Information

Audited financial statements for the three fiscal years ended December 31, 2009, are included under “Item 18. Financial Statements.”

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

In addition to ordinary course proceedings described above, we have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure and consumer claims regarding, for example, our tariff plans and billing methods, which may result in civil liabilities or criminal penalties against us or our officers and directors. Plaintiffs in some of these proceedings are seeking certification as class actions. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of counsel and on the Company’s estimate of the probable settlements amount that are expected to be incurred, if such a settlement will be agreed by both parties.

 See “Item 3D. Risk Factors” for a description of the main litigations and proceedings in which we have been involved. See also Note 17 to our consolidated financial statements.

During 2009, two criminal proceedings were brought against us concerning the erection of network sites without building permits. As of December 31, 2009, 9 criminal proceedings were pending against us concerning the erection of network sites without building permits, one of which was pending against our officers and directors. We are currently negotiating with the relevant local authorities to reach a settlement regarding the relocation of affected sites or obtaining building permits for those sites. The total amount of fines paid in 2009 was approximately NIS 103,000. Settlements of previous criminal proceedings brought against us resulted in Partner, but not its officers or directors, admitting guilt and paying a fine, and also resulted in the imposition of demolition orders for the relevant sites, the execution of which have been stayed for a period of time to allow us to obtain the necessary permits or to relocate the relevant network site.

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

Our dividend policy for 2009 provided for an 80% dividend payout ratio of   the annual net income, the same as with respect to the year 2008. For the year 2009, the Company distributed dividends and declared a final dividend on March 16, 2010 (with respect to the fourth quarter of 2009), which in the aggregate represent a payout ratio of approximately 93% of our annual net income for the year. On March 16, 2010 the Board of Directors approved a dividend policy for 2010 targeting at least 80% payout ratio of annual net income for the year ending December 31, 2010.  See “Item 3D. Risk Factors” for risks relating to future payments of dividends.

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

8B. Significant Changes

No significant change has occurred since the date of our financial statements, except as set forth under Item 5D. Trend Information – Recent Developments”.

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

The tables below set forth, for the periods indicated, the reported high and low closing quotations, not adjusted for dividends, based on information supplied by the National Association of Securities Dealers, Inc., and information supplied by the Tel Aviv Stock Exchange.

	NASDAQ		Tel Aviv Stock Exchange
	($ per ADS)		(NIS per ordinary share)
	High	Low	High	Low

2005	9.60	7.13	41.82	32.70

2006	12.52	7.20	51.92	33.85

2007	22.23	11.50	85.20	48.42

2008	24.62	15.15	85.48	58.40

2009
First Quarter	16.69	13.46	66.01	57.30
Second Quarter	18.00	14.80	71.52	62.01
Third Quarter	19.83	16.90	74.00	67.00
Fourth Quarter	20.59	17.91	72.20	69.16

September 2009	19.83	18.80	74.00	70.12
October 2009	20.18	18.51	74.40	70.90
November 2009	19.20	18.23	72.35	69.16
December 2009	20.59	18.77	77.20	71.80
January 2010	21.86	19.95	79.10	74.00
February 2010	23.79	20.61	87.50	76.70
March 2010 (through March 15)	24.25	21.54	94.29	81.02

9B. Plan of Distribution

Not applicable.

9C. Markets

Our ADSs are quoted on the NASDAQ Global Market under the symbol “PTNR”. Our ordinary shares are traded on the Tel Aviv Stock Exchange under the symbol “PTNR”.

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

The Powers of the Directors

The power of our directors to vote on a proposal, arrangement or contract in which the director is materially interested is limited by the relevant provisions of the Companies Law. In addition, the power of our directors to vote compensation to themselves or any members of their body, requires the approval of the audit committee and the shareholders at a general meeting. The Annual Meeting of the Shareholders must be convened to appoint directors and to terminate their term of office. In addition, our Articles of Association provide that, in certain circumstances relating to our compliance with the License, our Board of Directors may remove any Director from the Board of Directors by a resolution passed by 75% or more of the directors present and voting at the relevant meeting.

 See also “Item 6C. Board Practices.”

Rights Attached to Shares

Our registered share capital consists of a single class of 235 million ordinary shares, par value NIS 0.01 per share, of which 158,908,126 ordinary shares were issued and outstanding as of December 31, 2009, and 158,951,801 shares were issued and outstanding as of January 31, 2010. All outstanding ordinary shares are validly issued and registered . The rights attached to our ordinary shares are described below.

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

Voting Rights

Holders of issued and outstanding ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders either in person or by proxy. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital. In the event that a quorum is not present within thirty minutes of the scheduled time, the shareholders’ meeting will be adjourned to the same day of the following week, or the next business day thereafter, at the same time and place, or such time and place as the Board of Directors may determine. If at such reconvened meeting a quorum is not present at the time appointed for holding the meeting, one or more shareholders present in person or by proxy holding or representing in the aggregate at least 10% of the voting rights in us will constitute a quorum. Any shareholder seeking to vote at a general meeting of our shareholders must first notify us if any of the shareholder’s holdings in us requires the consent of the Ministry of Communications. The instructions of a shareholder will not be valid unless accompanied by a certification by the shareholder as to whether or not the shareholder’s holdings in us or the shareholder’s vote requires the consent of the Ministry of Communications due to a breach by the shareholder of the restrictions on transfer or acquisition of means of control, or provisions regarding cross-ownership with other mobile telephone operators or shareholdings or agreements which may reduce or harm competition. If the shareholder does not provide such certification, his instructions will be invalid and his vote not counted.

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

Under our Articles of Association our shareholders discuss our annual consolidated financial statements, at the annual ordinary meeting of shareholders.

Directors may be appointed also in certain circumstances by an extraordinary general meeting and by the Board of Directors upon approval of a simple majority of the directors. Such director, excluding an external director, shall serve for a term ending at the next annual general meeting.

Rights in the Company’s Profits

Our shareholders have the rights to share in our profits distributed as a dividend and any other permitted distribution. See “Item 10B. Rights Attached to Shares–Dividend Rights.”

Rights in the Event of Liquidation

All of our ordinary shares confer equal rights among them with respect to amounts distributed to shareholders in case of liquidation.

Rights in the Event of Reorganization

Upon the sale of the property of the Company, the Board of Directors or the liquidators (in case of a liquidation) may receive and, if the Company’s profits so permit, distribute among the shareholders fully or partially paid up shares, bonds or securities of another company or any other property of the Company without selling them or depositing them with trustees on behalf of the shareholders,  provided, however, that they have received the prior authorization adopted by a special majority of the shareholders of the Company (representing at least 75% of the votes of shareholders participating and voting in the relevant general meeting).  Such special majority may also decide on the valuation of such securities or property, unless the Company is in or beginning a liquidation process.

Limitations on Ownership and Control

Ownership and control of our ordinary shares are limited by the terms of our license and our articles of association. See “Item 4B. Information on the Company–Business Overview–Our Mobile Telephone License –License Conditions" and "Revoking, limiting or altering our license.”

In order to comply with the conditions and restrictions imposed on us by the Ministry of Communications or under our License in relation to ownership or control over us, under certain events specified in our articles of association, the Board of Directors may determine that certain ordinary shares are dormant shares. According to our articles of association, dormant shares bear no rights as long as they are dormant shares, except for the right to receive dividends and other distributions to shareholders. Consequently, we have received an exemption from the requirement set out in NASDAQ’s Marketplace Rule 4351 that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the US Securities Exchange Act cannot be disparately reduced or restricted through any corporate action or issuance.  In addition, the Board of Directors shall not register a person as a holder of a share before receipt of their declaration that they are not a relevant person as defined in our articles of association.

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

Annual and Extraordinary Meetings

The Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. Notice of a general meeting must be sent to each registered shareholder within five days after the record date set by the Board of Directors for that meeting, unless a different notice time is required under applicable law or unless all shareholders who qualify to vote at the time approve in writing of a shorter notice period. An extraordinary meeting may be convened by the Board of Directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders holding in the aggregate at least 4.99% of our issued capital, and at least 1% of the total voting rights of the Company or of one or more shareholders holding at least4.99% of the total voting rights in the Company. An extraordinary meeting must be held not more than thirty-five days from the publication date of the announcement of the meeting. See “Item 10B. Rights Attached to Shares–Voting Rights.”

One or more shareholders holding alone or in the aggregate, 4.99% or more of the share capital of the Company may request that the Board of Directors include an issue on the agenda of a general meeting to be convened in the future. The Board of Directors shall incorporate such issue on the agenda of such a future general meeting, provided that the Board of Directors determines, in its discretion, such issue is suitable to be discussed in the general meeting of shareholders of the Company.

Limitations on the Rights to Own Our Securities

For limitations on the rights to own our securities see “Item 4B. Information on the Company – Business Overview – Our Mobile Telephone License – License Conditions,” “ – Our Permit Regarding Cross Ownership” and “Item 10B. Rights Attached to Shares –Limitations on Ownership and Control.”

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

Our License Prevails in case of an Inconsistency

If any article of our Articles of Association is found to be inconsistent with the terms of our mobile telephone license granted by the Ministry of Communications (see “Item 4B. Business Overview – Our Mobile Telephone License”) or of any other telecommunications license we hold, the provisions of such Article shall be deemed null and void.

10C. Material Contracts

In January 2007, we signed a two-year contract, which was extended for another year and then extended again in November 2009 until March 31, 2011, with the international long-distance provider “Golden Lines” (012), to carry all of our roaming related traffic. The agreement provides that Partner will route calls to its customers that are roaming abroad via Golden Lines (012). In addition, Partner will route outgoing international calls from foreign roamers hosted on Partner’s network in Israel. Under the agreement, all international signaling traffic related to Partner’s roamers abroad and foreign roamers hosted on Partner’s network while visiting Israel will be also be routed through Golden Lines (012). We expect that the costs related to these services provide by Golden Lines (012) will be approximately US $30 million over a three-year period.

In December 2007, we signed an agreement with LM Ericsson Israel Ltd. for the replacement of third party 3G radio equipment existing in our network and for additional investment in the 3G network in addition to the support and maintenance of our network. The Company allocated the purchase price of US$ 65 million to the above deliverables based on their relative fair values. Of this amount, US$ 6.6 million related to support and maintenance of the network.  During 2008, it was agreed to add equipment with a value of US$ 4 million to the above agreement. The purchase price is after deduction of commercial discounts, some of which are contingent upon future negotiations for further purchases of services that are probable. While the major part of the replacement took place during 2008, the process is expected to end no later than June 2011.

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

In July 2008, we signed an agreement with Bezeq for the provision of land-line transmission services. The agreement replaces an earlier transmission agreement from 2003, and applies retroactively for five years beginning December 2007. We may extend the term of the agreement by up to two one-year periods. The agreement includes both a basic package for a fixed number of lines, and additional transmission services which we may purchase from time to time in our discretion. We expect that the costs related to the services provided by Bezeq will be approximately NIS 60 million annually.

In June 2009, we entered into a non-exclusive agreement with Apple Sales International for the purchase and resale of iPhone handsets in Israel. Pursuant to the agreement, we agreed to purchase a minimum quantity of iPhone handsets per year, for a period of three years. These purchases will represent a significant portion of our expected handset purchases and sales over that period.

During 2009 we purchased a substantial portion of our Nokia handsets from Eurocom Communications Ltd. ("Eurocom"). See "Item 7B. Related Party Transactions-Transactions with Affilates- Agreements with affiliates of Eurocom".

On December 27, 2009, the Company’s Audit Committee and Board of Directors approved an extension of the Company’s headquarters lease agreement with Mivnei Ta'asiya Ltd ("Mivnei Ta'asiya").  Mr. Ilan Ben Dov, who is the controlling shareholder of Scailex, our principal shareholder, is also the controlling shareholder of Tau Tshuot Ltd ("Tau"), which holds 4.9% of the issued share capital of Mivnei Ta'asiya.  See "Item 7B. Related Party Transactions-Transactions with Affilates- Agreements with affiliates of Scailex".

On December 28, 2009,  our Audit Committee and   Board of Directors approved the existing perennial agreement with Scailex, our principal shareholder as of October 28, 2009.  Under the agreement, we will purchase, from time to time, cellular handsets, accessories and spare parts  which are manufactured by Samsung electronics Ltd. and imported into Israel by Scailex (the “Samsung Products").  Our Audit Committee and  Board of Directors also approved additional commercial arrangements between Scailex and Partner related to the annual volumes of our purchases of the Samsung Products and to Scailex’s annual gross profit margin from these transactions with Partner compared to their gross profit margin from similar transactions with all their customers in Israel (together with the annual agreement, the “Samsung Products Agreement"). The total volume of the transactions between Scailex and Partner under the Samsung Products Agreement shall not exceed NIS 250 million, on an annual basis. However, in accordance with the Samsung Products Agreement, Scailex and Partner may increase the scope of annual purchases of Samsung Products by an additional amount of up to NIS 50 million, subject to the approval of the Audit Committee and Board of Directors of each of the companies.

Pursuant to the terms of the Samsung Products Agreement, the prices of the Samsung Products shall be determined by negotiations between Scailex and us; however, Scailex’s total and accumulative annual gross profit margin from transactions with Partner regarding each group of products  (purchase of handsets, accessories or spare parts) ("Annual Gross Profit Margin") shall not exceed Scailex's average gross profit margin from the same group of products with their customers in Israel during the same calendar year (the "Average Gross Profit Margin"). If the Annual  Gross Profit Margin of any group of products, exceeds Scailex's Average Gross Profit Margin, from the same group of Products, by more than 10% of the Average Gross Profit Margin, Scailex shall credit the difference to us.

The Samsung Products Agreement shall become effective subject to the approval of the General Meeting of Shareholders of Partner.  The term of the Samsung Products Agreement shall be for a period of three years commencing on October 28, 2009, the date Scailex became our principal shareholder.

We have entered into a registration rights agreement with Scailex, our principal shareholder, in which we granted our principal shareholder the right to require us to register ordinary shares held by them under the US Securities Act. See "Item 7B. Related Party Transactions-Transactions with Affilates- Agreements with affiliates of Scailex".

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

General Corporate Tax Structure

The corporate tax rate applicable in 2009 was 26%. This rate was reduced to 25% in 2010 and is scheduled to be gradually reduced to 18% in 2016 and beyond.

Special Provisions Relating to Taxation under Inflationary Conditions

Until 2008, our taxable income was determined under the Income Tax (Inflationary Adjustment) Law 1985 (the “Inflationary Adjustments Law”), which attempts to overcome some of the problems presented to a traditional tax system by inflation.

In February 2008, the Israeli Parliament approved Amendment No. 20 to the Inflationary Adjustments Law (“the Amendment”). The Amendment repealed the Inflationary Adjustments Law as of January 1, 2008 and set certain transitionary rules.

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

Tax on Capital Gains of Shareholders

•
General. Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of our Shares by some of our shareholders (see discussion below). The Israeli Income Tax Ordinance distinguishes between “Real Gain” and “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the CPI between the date of purchase and the date of sale. In 2009, the Real Gain accrued at the sale of an asset that is purchased on or after January 1, 2003 is taxed at a 25% rate for corporations, and 20% rate for individuals. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale (i.e. if such shareholder holds directly or indirectly, including along with others, at least 10% of any means of control in the company), the tax rate will be 25%. However, the foregoing tax rates will not apply to (i) dealers in securities; and (ii) shareholders who have acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Inflationary surplus that accrued after December 31, 1993, is exempt from tax.

Real Gains derived from the disposal after January 1, 2003 of an asset purchased prior to this date will be subject to capital gains tax at a blended rate. The regular corporate tax rate of 26% (in 2009 and a marginal tax rate of up to 46% (in 2009 (this rate was reduced to 45% in 2010 and is scheduled to be gradually reduced to 39% in 2016 and beyond)  for individuals will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at a 25% rate for corporations and 20% for individuals (25% for an individual who was a “Significant Shareholder” at any time during the 12-month period preceding such sale).

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

Capital gains are also reportable on annual income tax returns.

•	Taxation of Israeli Residents. In July 2001 our ordinary shares were listed for trading on the Tel Aviv Stock Exchange. As a result of our dual listing and due to the 2003 Tax Reform (inclusion of new provisions concerning the taxation of capital markets) and that since our ordinary shares are no longer considered “foreign traded securities”, (as defined in the Israeli Income Tax Ordinance prior to cancellation of the definition in the 2006 Tax Reform), the tax treatment of our shareholders under Israeli law has changed.

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

Corporations

Corporations that were subject to the Inflationary Adjustments Law on August 10, 2005

Shareholder corporation will be generally subject to tax at the corporate rate on the realized capital gain of  26% in 2009 and as of 2010 to the corporate tax rate that will be in effect at such year (25% in2010 and is scheduled to be gradually reduced to 18% in 2016 and beyond). Although not clear from doubt it can generally be assumed that with respect to shares purchased after January 1, 2006, and realized  during 2009, the shareholder will be subject to tax at the corporate tax rate of 25% on realized real capital gains.

Corporations that were not subject to the Inflationary Adjustments Law on August 10, 2005

Generally, the shareholder will be subject to tax at the corporate tax rate of 25% (in 2009 and 2010 and is scheduled to be gradually reduced to 18% in 2016 and beyond) on realized real capital gains.

Different taxation rules may apply to shareholders who purchased the Shares prior to the listing on the Tel Aviv Stock Exchange. Such Shareholders should consult with their own tax advisors for the tax consequences upon sale.

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

1 -	the income derived from such sale is not classified as business income;

2 -	the income is not attributed to a permanent establishment maintained by the seller in Israel; and

3 -	the securities sold were purchased upon or after the initial public offering (this condition was cancelled in respect of securities purchased on or after January 2009)

Dividends

The following Israeli tax consequences shall apply in the event of actual payment of any dividends on the Shares.

Dividends, other than bonus shares (stock dividends), paid to Israeli resident individuals who purchased our Shares will generally be subject to income tax at a rate of 20% for individuals, or 25% if the dividends receipt is a Significant Shareholder (as defined above) at any time during the 12-month period preceding such distribution. Dividends paid to Israeli resident companies will be exempt from tax.

Non-residents of Israel (both individuals and corporations) are subject to income tax on income accrued or derived from sources in Israel, including dividends from Israeli corporations. The distribution of dividend income, other than bonus shares (stock dividends), to non-residents of Israel will generally be subject to income tax at a rate of 20% (or 25% for a shareholder that is considered a Significant Shareholder (as defined above) at any time during the 12-month period preceding such distribution), unless a lower rate is stipulated by a double tax treaty between the State of Israel and the shareholder’s country of residence.

In the event of actual payment of any dividends on our ordinary shares or ADSs the following withholding rates will be applied: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% (iii) non-Israeli resident – 20%, subject to a reduced tax rate under an applicable double tax treaty.

Taxation of Residents of the United States under the US Treaty

Residents of the United States will generally be subject to withholding tax in Israel on dividends paid, if any, on Shares (including ADSs). Generally, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income (the “US Treaty”), the maximum rate of withholding tax on dividends paid to a holder of Shares (including ADSs) who is a resident of the United States (as defined in the US Treaty) will be 25%. Since the tax rate of 25% is generally higher than the maximum Israeli tax rate on dividends pursuant to the 2006 Tax Reform, the maximum tax rate should be 20%.  Under the US Treaty, the withholding tax rate on dividends will be reduced to 12.5% if the shareholder is a U.S. resident corporation which holds at the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year, at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year that consists of certain type of interest or dividends.

The US Treaty exempts from taxation in Israel any capital gains realized on the sale, exchange or other disposition of Shares (including ADSs) provided the following cumulative conditions are met (a) the seller is a resident of the United States for purposes of the US Treaty, and (b) the seller owns directly or indirectly, less than 10% of our voting stock at all times during the 12-month period preceding such sale, exchange or other disposition (c) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (d) the capital gain from the sale was not generated through a permanent establishment of the seller in Israel.

Subject to the exemptions from capital gains prescribed in the Israeli Income Tax Ordinance, purchasers of Shares (including ADSs), who are residents of the United States and who hold 10% or more of the outstanding ordinary shares at any time during such 12-month period will be subject to Israeli capital gains tax. However, under the US Treaty, residents of the United States (as defined in the US Treaty) generally would be permitted to claim a credit for this tax against US federal income tax imposed on the sale, exchange or other disposition, subject to the limitations in US laws applicable to the utilization of foreign tax credits generally.

The application of the US Treaty provisions to dividends and capital gains described above is conditioned upon the fact that such income is not effectively connected with a permanent establishment (as defined in the US Treaty) maintained by the non-Israeli resident in Israel.

A non-resident of Israel that has received a dividend income derived from an Israeli corporation, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided that such income was not connected to or derived from a trade or business conducted in Israel by such person.

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

•	a citizen or individual resident of the United States for US federal income tax purposes;

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

For US federal income tax purposes, US holders of ADRs will be treated as owners of the ADSs evidenced by the ADRs and the ordinary shares represented by the ADSs. Furthermore, deposits or withdrawals by a US holder of ordinary shares for ADSs, or of ADSs for ordinary shares, will not be subject to US federal income tax or Israeli income tax. The statement of US federal income tax law set forth below assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

Any dividends paid by us to a US holder on the ordinary shares or ADSs will be treated as foreign source income and will generally be categorized as “passive income”  for US foreign tax credit purposes.Subject to the limitations in the Code, as modified by the US Treaty, a US holder may elect to claim a foreign tax credit against its US federal income tax liability for Israeli income tax withheld from dividends received in respect of ordinary shares or ADSs. US holders who do not elect to claim the foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which the US holder elects to do so with respect to all foreign income taxes. A deduction does not reduce US tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits. The rules relating to the determination of the foreign tax credit are complex. Accordingly, if you are a US holder of ordinary shares or ADSs, you should consult your own tax advisor to determine whether and to what extent you would be entitled to the credit.

Certain US holders (including individuals) are eligible for reduced rates of US federal income tax (at a maximum rate of 15%) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet certain minimum holding period requirements and the non-US corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the US Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares and ADSs, should constitute qualified dividend income for US federal income tax purposes. We anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US holders. Each individual US holder of ordinary shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

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

Passive Foreign Investment Company Rules

A non-US corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), and gains on the disposition of certain minority interests) or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We currently believe, that we were not a PFIC for the year ended December 31, 2009. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares, ADSs and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences. These consequences may include having the gains that are realized on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges with respect to certain dividends and gains and on the sale or other disposition of the ordinary shares or ADSs. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above).

Application of the PFIC rules is complex. US holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership of our ordinary shares or ADSs.

Information Reporting and Backup Withholding

Dividend payments with respect to ordinary shares or ADSs and proceeds from the sale, exchange or other disposition of ordinary shares or ADSs may be subject to information reporting to the Internal Revenue Service (the “IRS”) and possible US backup withholding at a current rate of 28% (currently set to increase to 31% on January 1, 2011). Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries.

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

We have liabilities in shekels linked to the CPI and in foreign currencies. The following table provides information derived from the financial statements about these liabilities as of December 31, 2009.

Non-Derivative Instruments

	Fair Value (NIS equivalent in millions, except percentages)	Book Value (NIS equivalent in millions, except percentages)

NIS-denominated debt linked to the CPI

Long-term fixed Notes payable series A due 2012(2)	1,765	1,681
Weighted average interest rate payable	4.25%	4.25%
Long-term fixed Notes payable series B due 2016(2)	434	448
Weighted average interest rate payable(3)	3.4%	3.4%

NIS-denominated debt not linked to the CPI

Capital lease		4
Weighted average interest rate payable		4.6%

Debt denominated in foreign currencies (mainly USD) (1)

Payables-trade		224
Weighted average interest rate payable		-

Total		2,364

(1)	Book value approximates fair value at December 31, 2009.

(2)	Amounts due for payment of principal and interest (4.25%) on the Notes due 2012 are adjusted according to the CPI. See “Item 5B. Liquidity and Capital Resources – Notes due 2012”.

(3)
The interest rate on the Notes has been increased by 0.6% to 4% per annum until a prospectus or a shelf offering report is published for the listing of the Notes for trade on the TASE. The Company has also undertaken to make best efforts to list the Notes for trade on the TASE until June 30, 2010.

Foreign Exchange and Inflation

Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, through December 31, 2009, a material amount of our operating expenses were linked to non-shekel currencies, mainly the US dollar. These expenses related mainly to the acquisition of handsets where the price paid by us is based on various foreign currencies, mainly the US dollar. In addition, most of our capital expenditures are incurred in, or linked to non-shekel currencies, mainly the US dollar. In light of the decrease in the average value of the US dollar compared to the shekel during 2007 and 2008, changes in foreign exchange rates thus had an overall favorable impact on our expenses and financial results. However during 2009, increase in foreign exchange rates had an overall unfavorable impact on our expenses and financial results. In the event of a continuous decline in the value of the shekel against the dollar (or other foreign currencies), the shekel cost of our non-shekel denominated or linked expenses would increase. Such an increase may have an adverse impact on our results, which may be material. We hedge some of our foreign currency commitments.

Our hedging strategy is to neutralize and mitigate our currency exposures by entering into hedging transactions which convert into shekels the liabilities not denominated in shekels. We do not hold or issue derivative financial instruments for trading purposes.

Our Notes payable are currently in shekels and are linked to the CPI. We may not be permitted to raise our tariffs pursuant to our license in a manner that would fully compensate for any increase in the CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue. In 2009, the CPI effective as of December 31, 2009, increased 3,8%, compared to the CPI effective as of December 31, 2008, causing NIS 88 million in our financial expenses, net, compared to an increase of 4.5% in 2008, which caused NIS 102 million in financial expenses, net. See Note 21 to our consolidated financial statements. These expenses were partially offset by hedging contracts (see below).

We enter into derivative transactions in order to protect ourselves from an increase in the CPI in respect of the principal of the CPI – linked Notes. We also enter into derivative transactions in order to protect ourselves from changes in foreign currencies exchange rate. These transactions are mainly designated to hedge the cash flows related to payments in respect of purchases of handsets and capital expenditures in foreign currency. However, these contracts do not qualify for hedge accounting under IAS 39.

The following table provides information derived from the financial statements about our outstanding foreign exchange instruments. The notional amount does not necessarily represent amounts exchanged by the parties and, therefore, is not a direct measure of our exposure. See also Note 6b to our consolidated financial statements.

Derivative Instruments

	As of December 31, 2008	As of December 31, 2009	Fair Value at December 31, 2009
	(NIS equivalent in millions)

Forward transactions - for the exchange of: Dollars into NIS	380	113	(2)
Forward transactions-for the exchange of Euros into NIS	32
Embedded derivatives - Dollars into NIS	310	163	2
Forward transactions - for changes in the Israeli CPI	800	430	14

Sensitivity analysis

A change of the CPI as at December 31, 2009 and 2008 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels in millions
December 31, 2009
Increase in the CPI of	2.0%	(41)	(41)
Decrease in the CPI of	(2.0)%	41	41

December 31, 2008
Increase in the CPI of	2.0%	(27)	(27)
Decrease in the CPI of	(2.0)%	27	27

A change of the USD exchange rate as at December 31, 2009 and 2008 would have increased (decreased) equity and profit by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels in millions
December 31, 2009
Increase in the USD of	5.0%	(12)	(12)
Decrease in the USD of	(5.0)%	10	10

December 31, 2008
Increase in the USD of	5.0%	(6)	(6)
Decrease in the USD of	(5.0)%	5	5

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and charges payable by ADR holders

The Bank of New York Mellon serves as the depositary (the “Depositary”) for our American Depositary Receipt (“ADR”) program. Pursuant to the deposit agreement between the Company, the Depositary and owners and holders of ADRs (the “Deposit Agreement”), ADR holders may be required to pay various fees to the Depositary. In particular, the Depositary, under the terms of the Deposit Agreement, may charge the following fees to any party depositing or withdrawing shares underlying the ADRs, or to any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or any deposited securities underlying the ADRs or a distribution of ADRs pursuant to a distribution of underlying shares), as applicable:  (1) taxes and governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of shares generally on the Company’s share register and applicable to transfers of shares to the name of the Depositary or its nominee or agent in connection with making deposits or withdrawals under the Deposit Agreement, (3) such cable, telex and facsimile transmission expenses as are expressly provided for in the Deposit Agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency, (5) a fee of $5.00 or less per 100 American Depositary Shares (“ADSs”) (or portion thereof) for the execution and delivery of ADRs  (including in connection with distributions of shares or rights by the Company) and in connection with the surrender of receipts and withdrawal of the underlying shares, (6) a fee of $.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement, including in connection with distributions of shares or rights, (7) a fee for the distribution of securities in connection with certain distributions, such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities but which securities are instead distributed by the Depositary to ADR holders, (8) in addition to any fee charged under clause (6), a fee of $.02 or less per ADS (or portion thereof) for depositary services, and (9) any other charges payable by the Depositary or any of its agents in connection with the servicing of shares or other deposited securities underlying the ADRs.

Amounts received from the Depositary

In 2009 the Company received from the Bank of New York Mellon a payment on May 19, 2009 in the amount of $450,000 and a payment on June 17, 2009 in the amount of $450,000.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009. Disclosure controls and procedures means controls and other procedures designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures in place as of December 31, 2009 were effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting. Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of our records that in reasonable detail accurately and fairly reflect our transactions during the year;

•	provide reasonable assurance that our transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

•	provide reasonable assurance that our receipts and expenditures are made only in accordance with authorizations of our management and Board of Directors (as appropriate); and

•	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009.

Our internal control over financial reporting as of December 31, 2009, has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited., as stated in their report which is included under Item 18.

(c) Attestation report of the registered public accounting firm. The attestation report of Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, regarding the Company’s internal control over financial reporting is included under Item 18.

(d) Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Dr. Michael Anghel, Barry Ben-Zeev, Erez Gissin and Dr. Shlomo Nass are “audit committee financial experts” as defined in Item 16A of Form 20-F.  All the members of the Audit Committee are “independent directors” as defined in the NASDAQ listing standards applicable to us.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to our directors, officers and employees. We undertake to provide to any person without charge, upon request, a copy of our code of ethics, which you may request from Partner’s legal department, tel.: +972-54-4814191.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, independent certified public accountants in Israel and a member of Pricewaterhouse Coopers International Limited (“PwC”), have served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2009, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by PwC to Partner in 2008 and 2009.

	2008 (NIS thousands)	2009 (NIS thousands)

Audit Fees (1)	3,077	2,904
Audit-related Fees (2)	230	766
Tax Fees (3)	279	330
TOTAL	3,586	4,000

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

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

See “Item 6C. Board Practices – NASDAQ Corporate Governance Rules and Our Practices”, and also “10B. Memorandum and Articles of Association”.

ITEM 17. FINANCIAL STATEMENTS

The company has responded to “Item 18. Financial Statements” in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report.

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F - 2 - F - 3
CONSOLIDATED FINANCIAL STATEMENTS:
Statements of Financial Position as of December 31, 2008 and 2009	F - 4 - F - 5
Statements of Income for the years ended December 31, 2008 and 2009	F - 6
Statements of Comprehensive Income for the years ended December 31, 2008 and 2009	F - 7
Statements of Changes in Equity for the years ended December 31, 2008 and 2009	F - 8
Statements of Cash Flows for the years ended December 31, 2008 and 2009	F - 9 - F - 10
Notes to financial statements	F - 11 - F -94

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

Exhibit No.	Description

1.1	Articles of Association last updated and approved on October 22, 2009
**1.2	Partner’s Certificate of Incorporation
**1.3	Partner’s Memorandum of Association
**2.(a).1	Form of Share Certificate
^^2.(a).2	Amended and Restated Deposit Agreement Between Partner and the Bank of New York
^2.(b).1	Form of Indenture between Partner and the Trust Company of Union Bank Ltd.

2.(b).2 2.(b).3	Trust Deed Amendment no. 1 to the Trust Deed of November 26, 2009
^4.(a).1	Restatement of the Relationship Agreement dated April 20, 2005
4.(a).1.1	Letter of Undertaking by which Scailex entered into the Restated Relationship Agreement with the Company, October 28, 2009
**4.(a).2	License from the Israeli Ministry of Communications issued April 8, 1998
**4.(a).4	License Agreement for use of the Orange Brand in Israel dated September 14, 1998
**4.(a).5	Brand Support/Technology Transfer Agreement dated July 18, 1999
**4.(a).6	Agreement with Ericsson Radio Systems AB dated May 28, 1998
#++4.(a).7	Agreement with LM Ericsson Israel Ltd. dated November 25, 2002
^#4.(a).8	Dealer Agreement with Super-Pharm dated February 12, 2004
>>#4.(a).8.1	Amendment to the Dealer Agreement with Super-Pharm, dated July 8, 2007
**4.(a).9	Lease Agreement with Mivnei Taasia dated July 2, 1998
^^^4.(a).13	Asset Purchase Agreement with Med-1 dated as of January 22, 2006
#***4.(a).14	Amendments Nos. 1 to 6 to our License from the Israeli Ministry of Communications
+4.(a).15	Amendments Nos. 7 to 11 to our License from the Israeli Ministry of Communications
++4.(a).16	Amendments Nos. 12 to 17 to our License from the Israeli Ministry of Communications
+++4.(a).17	Amendments Nos. 18 to 23 to our License from the Israeli Ministry of Communications
^4.(a).18	Amendments Nos. 24 to 31 to our License from the Israeli Ministry of Communications
^^^4.(a).19	Amendments Nos. 32 to 34 to our License from the Israeli Ministry of Communications
>4.(a).20	Amendments Nos. 35 to 44 to our License from the Israeli Ministry of Communications
>>4.(a).21	Amendment No. 44 to our License from the Israeli Ministry of Communications
>>4.(a).22	Amendment No. 45 to our License from the Israeli Ministry of Communications
>>>4.(a).23	Amendment No. 46 to our License from the Israeli Ministry of Communications
>>>4.(a).24	Amendment No. 47 to our License from the Israeli Ministry of Communications
>>>4.(a).25	Amendment No. 48 to our License from the Israeli Ministry of Communications
>>>4.(a).26 4.(a).27 4.(a).28 4.(a).29 4.(a).30
Amendment No. 49 to our License from the Israeli Ministry of Communications
Amendment No. 50 to our License from the Israeli Ministry of Communications issued May 7, 2009
Amendment No. 51 to our License from the Israeli Ministry of Communications issued July 28, 2009
Amendment No. 52 to our License from the Israeli Ministry of Communications issued October 28, 2009
Amendment No. 53 to our License from the Israeli Ministry of Communications issued January 31, 2010

>4.(a).58	Special License from the Israeli Ministry of Communications for the Provision of Fixed-Line Domestic Transmission and Data Communications Services issued August 14, 2006.
>4.(a).59	Amendment No. 1 to Special License for the Provision of Fixed-Line Domestic Transmission and Data Communications Services issued September 10, 2006.
>4.(a).60	Exclusive General License from the Israeli Ministry of Communication for the Provision of Domestic Fixed-Line Telecommunications Services issued January, 15 2007.
>4.(a).60.1	Amendment No. 1 to Fixed-Line License from the Israeli Ministry of Communications issued January 14, 2007
>4.(a).60.2	Amendment No. 2 to Fixed-Line License from the Israeli Ministry of Communications issued January 31, 2007
>4.(a).60.3	Amendment No. 3 to Fixed-Line License from the Israeli Ministry of Communications issued February 19, 2007
>>4.(a).60.4	Amendment No. 4 to Fixed-Line License from the Israeli Ministry of Communications issued July 11, 2007
>>4.(a).60.5	Amendment No. 5 to Fixed-Line License from the Israeli Ministry of Communications issued October 10, 2007
>>>4.(a).60.6	Amendment No. 6 to Fixed-Line License from the Israeli Ministry of Communications issued August 11, 2008
>>>4.(a).60.7 4.(a).60.8
Amendment No. 7 to Fixed-Line License from the Israeli Ministry of Communications issued December 25, 2008
Amendment No. 8 to Fixed-Line License from the Israeli Ministry of Communications issued May 7, 2009

4.(a).60.9	Amendment No. 9 to Fixed-Line License from the Israeli Ministry of Communications issued May 27, 2009
^4.(a).64	Facility Agreement dated April 14, 2005
#+++4.(a).65	Purchase Agreement with Nortel Networks Israel (Sales and Marketing) Ltd. dated November 12, 2003.
^4.(a).66	Share Buy Back Agreement dated February 7, 2005
#>>4.(a).67	Swap Agreement with LM Ericsson Israel Ltd. dated December 20, 2007
#4.(a).68 #4.(a).69 #4.(a).70 #4.(a).71	Facility Agreement dated October 1, 2009 Facility Agreement dated November 24, 2009 Facility Agreement dated December 2, 2009 Loan Agreement dated December 27, 2009
#4.(b).1 4.(b).2	Addendum to Lease Agreements from November 1, 2002 and Lease Agreements in Beit Ofek Registration Rights Agreement
6.	See Note 2w to our consolidated financial statements for information explaining how earnings (loss) per share information was calculated.
>>8.	List of Subsidiaries (see “Item 4C – Organizational Structure”).
12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**	Incorporated by reference to our registration statement on Form F-1 (No. 333-10992).
***	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2000.
+	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2001.
++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002.
+++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003.
^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004.
^^	Incorporated by reference to our registration statement on Form F-6 (No. 333-132680).
^^^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005.
>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2006.
>> >>>
Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2007.
Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2008.

#	Confidential treatment requested.

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

Churn
The number of customers who are disconnected from a network, either involuntarily, due to payment delinquency or suspected fraudulent use, or voluntarily, as customers switch to competing networks, relocate outside the network’s service area, or cease using cellular telephones permanently or temporarily.

D-AMPS	Digital Advanced Mobile Phone System; a digital mobile system first implemented in the United States and intended initially to permit gradual upgrading of AMPS networks.

Dropped call	When a cellular phone call is involuntarily terminated.

GPRS
General Packet Radio Services (GPRS) is a packet-based wireless communication service that enables data rates from 56 up to 114 Kbps and continuous connection to the Internet for mobile phone and computer users. GPRS is based on GSM communication.

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

HSPA
HSPA technology describes the third generation (UMTS) cellular High Speed Packet Access protocol that combines both the High Speed Downlink Packet Access (HSPDA) and High Speed Uplink Packet Access (HSUPA) modes for high performance WCDMA (Wide Band CDMA) systems.

Intelligent Network (“IN”)	Network architecture that centralizes the processing of calls and billing information of calls.
ISP	Internet service provider.
LTE
“Long Term Evolution” - a 3rd Generation Partnership Project (“3GPP”) term that defines the next evolution of the 3GPP standard cellular network. The main characteristics are a use of better modulation, coding, transmission and reception techniques, and with the combination of bigger spectrum bands, gives the end user much higher data rates (up to 150 Mbps).

Mobile Switching Center (“MSC”)	A large, computer-based device used to connect calls within a cellular network and as the interface of the cellular network to other networks.
Roaming	The mobile telephone feature that permits subscribers of one network to use their mobile telephones and telephone numbers when in another operator's network.
RTT	Real-time technology.

SMS	Short message service, a service which enables cellular telephone users to send and receive written messages on their handsets.

UMTS/3G	Universal Cellular Telecommunications System, the “third generation” of cellular telecommunications standard, also referred to as UMTS.

Virtual Private Network (“VPN”)
A private network provided by means of the facilities of a public telephone network but which operates by logic as a closed user group thereby providing the convenience of a private network with the economy of scale of a public network.

Voice Over Broadband (“VoB”)	A competitive Voice Telephony service, provided over broadband IP infrastructure (e.g. cables, ADSL), mainly by ISPs.

Voice Over Broadband over cellular (“VoBoC”)	A service enabling cellular subscribers to make voice calls using voice over IP technology. The subscriber must have a WiFi or a cellular broadband connection in order to use this service.
VOD	Video on demand.
WAP	Wireless Application Protocol, a language specifically developed for cellular telephones that facilitates internet usage.
WLAN	Wireless local area network.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Partner Communications Company Ltd.

By: /s/ David Avner
David Avner
Chief Executive Officer
March 16, 2010

By: /s/ Emanuel Avner
Emanuel Avner
Chief Financial Officer
March 16, 2010

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)
2009 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2009 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in millions.

Report of Independent Registered Public Accounting Firm

To the Shareholders of

PARTNER COMMUNICATIONS COMPANY LTD.

We have completed integrated audits of Partner Communications Company Ltd.’s ("the Company” or “Partner”) consolidated financial statements and of its internal control over financial reporting as of December 31, 2009, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our integrated audits, are presented below.

Consolidated financial statements

We have audited the consolidated statement of financial position of Partner as of December 31, 2009 and 2008 and January 1, 2008, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our integrated audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Partner as of December 31, 2009 and 2008, and January 1, 2008, and the results of its operations, changes in equity and its cash flows for each of the two years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over its financial reporting as of December 31, 2009, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and management is responsible for the assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also includes performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Tel-Aviv, Israel	Kesselman & Kesselman
March 16, 2010	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli shekels			Convenience translation into U.S. dollars (note 2a)
		January 1,	December 31,
		2008	2008	2009	2009
	Note	In millions
CURRENT ASSETS
Cash and cash equivalents		148	184	329	87
Trade receivables	7	1,121	1,103	1,275	338
Other receivables		50	33	31	8
Inventories	8	133	125	158	42
Derivative financial instruments	6	27	27	14	4
		1,479	1,472	1,807	479

NON CURRENT ASSETS
Trade Receivables	7	446	417	474	126
Property and equipment, net	9	1,690	1,935	2,064	546
Licenses and other intangible assets, net	10	1,381	1,260	1,260	334
Deferred income taxes	22	85	81	14	4
Derivative financial instruments	6			4	1
		3,602	3,693	3,816	1,011

TOTAL ASSETS		5,081	5,165	5,623	1,490

The financial statements were authorized for issue by the board of directors on March 16, 2010 and were signed on its behalf.

David Avner	Emanuel Avner	Barry Ben-Zeev (Woolfson)
Chief Executive Officer	Chief Financial Officer	Director

		New Israeli shekels			Convenience translation into U.S. dollars (note 2a)
		January 1,	December 31,
		2008	2008	2009	2009
	Note	In millions
CURRENT LIABILITIES
Current maturities of notes payable and other liabilities and current borrowings	13, 14, 15	28	568	752	199
Trade payables		750	819	777	206
Parent group - trade	23	3	4	34	9
Other payables	11	256	246	238	63
Deferred revenue		53	48	56	15
Provisions	12			34	9
Derivative financial instruments	6	19	7	4	1
Current income tax liability		48	42	20	5
		1,157	1,734	1,915	507

NON CURRENT LIABILITIES
Notes payable	14	2,056	1,613	1,379	365
Non-current bank borrowings	13			300	80
Liability for employee rights upon retirement, net	16	31	53	38	10
Dismantling and restoring sites obligation	12	19	23	23	6
Other non current liabilities	15	3	10	6	2
		2,109	1,699	1,746	463

TOTAL LIABILITIES		3,266	3,433	3,661	970
EQUITY	18
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2008, and 2009 - 235,000,000 shares; issued and outstanding -
January 1, 2008 – 157,320,770 shares
December 31, 2008 – 153,419,394 shares
December 31, 2009 – 154,440,136 shares		2	2	2	1
Capital surplus		2,429	2,446	2,483	658
Accumulated deficit		(616)	(365)	(172)	(46)
Treasury shares, at cost - December 31, 2008 and 2009 - 4,467,990 shares			(351)	(351)	(93)
TOTAL EQUITY		1,815	1,732	1,962	520
TOTAL LIABILITIES AND EQUITY		5,081	5,165	5,623	1,490

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF INCOME

				Convenience
				translation
				Into U.S. Dollars
		New Israeli shekels		(note 2a)
		Year ended December 31
		2008	2009	2009
	Note	In millions (except earnings per share)
Revenues	5	6,302	6,079	1,610
Cost of revenues	5, 19	3,868	3,770	998
Gross profit		2,434	2,309	612

Selling and marketing expenses	19	388	387	103
General and administrative expenses	19	284	290	77
Other income - net	20	64	69	19
Operating profit		1,826	1,701	451
Finance income	21	30	28	7
Finance expenses	21	214	204	54
Finance costs, net	21	184	176	47
Profit before income tax		1,642	1,525	404
Income tax expenses	22	444	384	102
Profit for the year		1,198	1,141	302

Earnings per share
Basic		7.71	7.42	1.96
Diluted	24	7.65	7.37	1.95

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		New Israeli shekels		Convenience translation into U.S. dollars (note 2a)
		Year ended December 31
		2008	2009	2009
	Note	In millions
Profit for the year		1,198	1,141	302
Other comprehensive income (losses)
Actuarial gains (losses) on defined benefit plan	16	(18)	16	4
Income taxes relating to actuarial gains (losses) on defined benefit plan	22	5	(4)	(1)
Other comprehensive income (losses) for the year, net of income taxes		(13)	12	3

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		1,185	1,153	305

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Share capital
		Number of		Capital	Accumulated	Treasury
		shares	Amount	surplus	deficit	shares	Total
	Note		I n m i l l i o n s
New Israeli Shekels:
BALANCE AT JANUARY 1, 2008		157,320,770	2	2,429	(616)	-	1,815

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2008
Total comprehensive income for the year					1,185		1,185
Exercise of options granted to employees		566,614	*	17			17
Employee share-based compensation expenses					8		8
Dividend	18				(942)		(942)
Treasury Shares, at cost ( 4,467,990 shares)						(351)	(351)
BALANCE AT DECEMBER 31, 2008		157,887,384	2	2,446	(365)	(351)	1,732

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2009
Total comprehensive income for the year					1,153		1,153
Exercise of options granted to employees		1,020,742	*	37			37
Employee share-based compensation expenses					22		22
Dividend	18				(982)		(982)

BALANCE AT DECEMBER 31, 2009		158,908,126	2	2,483	(172)	(351)	1,962

Convenience translation into u..s. dollars (note 2a):
BALANCE AT JANUARY 1, 2009		157,887,384	1	648	(97)	(93)	459
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2009
Total comprehensive income for the year					305		305
Exercise of options granted to employees	18	1,020,742	*	10			10
Employee share-based compensation expenses					6		6
Dividend					(260)		(260)

BALANCE AT DECEMBER 31, 2009		158,908,126	1	658	(46)	(93)	520

* Representing an amount less than 1 million.

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

		New Israeli shekels		Convenience translation into U.S. dollars (note 2a)
		Year ended December 31
		2008	2009	2009
	Note	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)		2,335	2,092	553
Income tax paid	22	(420)	(339)	(90)
Net cash provided by operating activities		1,915	1,753	463
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	9	(488)	(526)	(139)
Increase in intangible assets	10	(31)	(231)	(60)
Interest received	21	4	1
Proceeds from derivative financial instruments, net	6	1	24	6
Net cash used in investing activities		(514)	(732)	(193)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees		17	37	10
Non-current bank borrowings received	13		300	80
Proceeds from issuance of notes payable, net of issuance costs	14		446	118
Dividend paid	18	(930)	(986)	(261)
Repayment of capital lease	15	(7)	(7)	(2)
Purchase of Company's shares by the Company	18	(351)
Interest paid	21	(92)	(89)	(24)
Current borrowings received (repaid)	13	20	(20)	(5)
Repayment of non-current bank borrowings	13	(22)
Repayment of notes payable	14		(557)	(148)
Net cash used in financing activities		(1,365)	(876)	(232)
INCREASE IN CASH AND CASH EQUIVALENTS		36	145	38
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		148	184	49
CASH AND CASH EQUIVALENTS AT END OF YEAR		184	329	87

The accompanying notes are an integral part of the financial statements.

(Concluded) - 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplemental information

		New Israeli shekels		Convenience translation into U.S. dollars (note 2a)
		Year ended December 31,
		2008	2009	2009
	Note	In millions

Cash generated from operations:
Profit for the year		1,198	1,141	302

Adjustments for:
Depreciation and amortization	9, 10	463	577	154
Employee share based compensation expenses	18	9	22	6
Liability for employee rights upon retirement, net	16	5	1
Finance costs, net	21	101	84	22
Gain from change in fair value of derivative financial instruments	6	(13)	(18)	(5)
Interest paid	21	92	89	24
Interest received	21	(4)	(1)
Deferred income taxes	22	8	63	17
Income tax paid	22	420	339	90
Capital loss on sale of property and equipment	9	1	3
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	7	47	(229)	(61)
Other		17	2
Increase (decrease) in accounts payable and accruals:
Parent group- trade	23	1	(17)	(5)
Trade		10	43	11
Other payables	11	(17)	6	2
Provisions	12		34	9
Deferred revenue		(5)	8	2
Current income tax liability	22	(6)	(22)	(6)
Decrease (increase) in inventories	8	8	(33)	(9)
Cash generated from operations:		2,335	2,092	553

Supplementary information

At December 31, 2008 and 2009, trade payables include NIS 220 million and NIS 179 million, respectively, in respect of acquisition of property and equipment.

At December 31, 2008 and 2009 tax withholding related to dividend of approximately NIS 18 million and NIS 14 million, respectively is outstanding, see also note 18(h).

During 2008 the Company has undertaken a capital lease with respect to property and equipment in the amount of NIS 7.2 million.

These balances are recognized in the cash flow statements upon payment.

As to dismantling and restoring sites obligation see note 12.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

a.
Partner Communications Company Ltd. ("the Company", "Partner") operates a mobile telecommunications network in Israel. The Company is controlled by Scailex Corporation Ltd ("Scailex"). The address of the Company's Principal Executive Offices is 8 Amal Street, Afeq Industrial Park, Rosh-Ha'ayin 48103, Israel. The Company's capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange under the symbol "PTNR". American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, are quoted on the NASDAQ Global Market under the symbol "PTNR".

On October 28, 2009, Advent Investments Pte Ltd. ("Advent"), a wholly-owned subsidiary of Hutchison Telecommunications International Limited ("Hutchison Telecom"), sold its entire controlling interest in the Company to Scailex. Scailex, an Israeli corporation listed on the Tel Aviv Stock Exchange, is a majority owned subsidiary of Suny Electronic inc. ltd ("Suny"), which is also an Israeli corporation listed on the Tel Aviv Stock Exchange and indirectly controlled by Mr. Ilan Ben-Dov.  In separate transactions, Suny acquired 1.41% of the Company's issued and outstanding shares and total voting rights. As a result of his indirect control of Scailex (which holds 44.82% of the Company's issued and outstanding shares and voting rights) and Suny, Mr. Ilan Ben-Dov indirectly controlled 46.23% of the Company's issued and outstanding shares and total voting rights as of January 31, 2010.

The ultimate holding company is Suny, since it is the parent company of Scailex. Hutchison Telecom was the Company's parent company through October 28, 2009, and Scailex is the Company's parent company since October 28, 2009.

b.
The Company through its subsidiaries and partnership provides telecommunications services consisting mainly of cellular services: airtime and content. In addition, the Company provides under the fixed-line segment: (1) Internet services provider ("ISP") that provides access to the internet as well as home WiFi networks, value added services ("VAS") such as anti-virus and anti-spam filtering; (2) Transmission services; (3) fixed line telephony services: voice over broadband ("VOB") and Primary Rate Interface ("PRI") fixed-line telephone services; as well as (3) an on-line media shop, under the brand "orange time", providing premium on-demand video (mainly full –track feature films and series' episodes), music tracks and games; . The Company sells equipment for the cellular segment and for the fixed-line segment: mainly handsets, phones, domestic routers, and related equipment.

Content services include voice mail, text and multimedia messaging, as well as downloadable wireless data applications, including ring tones, music, games, and other informational content. Generally, these enhanced features and data application generate additional service revenues through monthly subscription fees of increased usage utilization of the features and applications. In addition the Company provides an on-line media shop, under the brand "orange time", providing premium on-demand video (mainly full –track feature films and series' episodes), music tracks and games. Other optional services, such as equipment extended warranty plans are also provided for a monthly fee and are either sold separately or included in packages rate plans

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued):

c.
The Company was incorporated on September 29, 1997, and operates under a license granted by the Israeli Ministry of Communications ("MOC") to operate a cellular telephone network. The Company commenced full commercial operations on January 1, 1999.

The license is valid through 2022. The Company is entitled to request an extension of the license for an additional period of six years and then renewal for one or more additional six year periods. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator.

Under the terms of the license, the Company provided a bank guarantee in NIS equivalent of USD 10 million to the State of Israel to secure the Company's adherence to the terms of the license.

In March 2001, the Company received a special license granted by the Ministry of Communications, allowing the Company through its own facilities to provide internet access to land-line network customers. The license was renewed in April 2008 and is valid until April 2013. The Company began supplying commercial ISP services beginning in January 2009.

In January, 2007, the Ministry of Communications granted Partner Fixed Communication Solutions Limited Partnership, which is fully owned by the Company, a license for the provision of domestic land-line telecommunications services. The license expires in 20 years but may be extended by the Ministry of Communications for successive periods of 10 years provided that the licensee has complied with the terms of the license and has acted consistently for the enhancement of telecom services and their enhancement. The Company deposited a bank guarantee in the amount of NIS 10 million with the Ministry of Communications upon receiving the license which shall be used to secure the Company's obligations under the License. The license was amended in February 2007 to grant the Company the right to offer Voice Over Broadband (“VoB”) services using the infrastructure of Bezeq and HOT to access customers and to provide them with land-line telephony service. The License was further amended in July 2007 to incorporate the provision of transmission and data communications services that were previously provided for under a transmission license that was granted in July 2006.

In March 2009, the Company was also granted a domestic land-line license to provide land-line services to the Israeli populated areas in the West Bank. The license is effective until March 2019

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of preparation of the financial statements

The consolidated financial statements of the Company as of December 31, 2009 ("the financial statements") have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

IFRSs are standards and interpretations that have been adopted by the International Accounting Standards Board. These standards include:

(a)	International Financial Reporting Standards (IFRSs);
(b)	International Accounting Standards (IASs), and;
(c)	Interpretations by the International Financial Reporting Interpretation Committee (IFRICs) or its predecessor, the Standing Interpretations Committee (SICs).

The financial statements are in the scope of IFRS1 First Time Adoption of International Financial Reporting Standards ("IFRS1") as they present annual financial statements of the Company for the years ending December 31, 2009, and 2008 subsequent to the transition date to IFRS ,under IFRS1, which is January 1, 2008 (the "transition date").

Comparative data of the Company in these financial statements was restated to retrospectively reflect the adoption of IFRS. As to the effect of the transition from reporting under generally accepted accounting principles in the United States of America ("US GAAP") to reporting under IFRS on comparative data in the financial statements, and exemptions elected by the Company under IFRS1 – See note 25.

The principle accounting policies setout below have been consistently applied to all periods presented unless otherwise stated, in accordance with the exemptions granted by IFRS1, See note 25.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates, and requires management to exercise its judgment in the process of applying the Company's accounting policies. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Basis of measurement:

The financial statements have been prepared on the basis of historical cost convention except for the following assets and liabilities:

(a)	Derivative financial instruments are measured and presented at their fair values through profit or loss.
(b)	Property and equipment were revalued to the fair value on the transition date, see note 25 and note 2(f).
(c)	Liability for employee rights upon retirement, net, is valued based on the present value of the defined benefit obligation less fair value of the plan assets, see note 16.
(d)
Until December 31, 2003 the Israeli economy was considered hyperinflational according to IFRS. Therefore upon the transition to IFRS the value of non-monetary assets, licenses and equity items that were measured on the basis of historical cost under US GAAP have been adjusted for changes in the general purchasing power of the Israeli currency – NIS, based upon changes in the Israeli Consumer Price Index ("CPI") until December 31, 2003, see note 25.

The Company recognizes revenues and expenses net of value added taxes.

Convenience translation into U.S. Dollars (USD):

The NIS figures at December 31, 2009 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2009    (USD 1 = NIS 3.775). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

b.	Foreign currency translations

(1) Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the Company and its subsidiaries and partnership operate (the "functional currency"). The financial statements are measured and presented in New Israeli Shekels ("NIS"), which is the Company's and its subsidiaries' functional and presentation currency. The amounts presented at NIS millions are rounded to the nearest NIS million.

(2) Transactions and balances

Balances in, or linked to, foreign currency are stated on the basis of the exchange rates prevailing at the end of the reporting period. Foreign currency transactions included in the statements of income are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financial income or expenses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Principles of consolidation

Subsidiaries are all entities over which the Company has the power to control the financial and operating policies generally accompanying a shareholding of more than half of the voting rights.

1)	The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and Partnership.
2)	Intercompany balances and transactions between the Group's entities have been eliminated.
3)	Accounting policies of subsidiaries and partnership have been changed when necessary to ensure consistency with the accounting policies adopted by the Company.

List of wholly owned Subsidiaries and partnership:

Partner Land-Line Communications Solutions - Limited Partnership
Partner Future Communications 2000 Limited ("PFC")
Partner Business Communications Solution - Limited Partnership - not active
Partner Net Limited – not active

d.	Operating Segments

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (regarded as Chief Operation Decision-Maker, CODM) who is responsible for allocating resources and assessing performance of the operating segments.

The Company has early adopted the amendment to paragraph 23 to IFRS 8 included in Improvements to IFRSs issued in April 2009, and therefore the segment information does not include information in respect of segments assets, in conformity to the information that is regularly provided to the CODM.

e.	Inventories

Inventories of cellular telephones (handsets), related accessories, spare parts, ISP modems and related equipment are stated at the lower of cost or net realizable value. Cost is determined on the "first-in, first-out" basis. The Company determines its allowance for inventory obsolescence and slow moving inventory, based upon expected inventory turnover, inventory aging and current and future expectations with respect to product offerings.

f.	Property and equipment

Property and equipment are stated at cost, less accumulated depreciation, and accumulated impairment losses.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

f.	Property and equipment (continued)

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Changes in the obligation to dismantle and remove assets on sites and to restore the site on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any balance is recognized immediately in profit or loss, See (q) below.

The Company adopted an exemption provided in IFRS1, allowing to measure the Company's property and equipment as of the transition date to IFRS at fair value, and to use this value as its deemed cost as of that date. The deemed cost was based upon an appraisal, performed by management with the assistance of independent appraisers. The appraisal was based on considering the different elements and components of the property and equipment, and assigning them the appropriate estimation of useful live and fair value.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

years
Communications network:
Physical layer and infrastructure	10 - 25 (mainly 15, 10)
Other Communication network	3 - 15 (mainly 7, 10, 15)

Computers, hardware and software for
information systems	3-10 (mainly 3-5)
Office furniture and equipment	7-10
Optic fibers and related assets	7-25 (mainly 20)

Leasehold improvements are amortized by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful life (5-10 years) of the improvements, whichever is shorter.

The assets' useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Licenses and other intangible assets

1)	Licenses:

The licenses to operate a cellular communication services are recognized at cost, adjusted for changes in the CPI until December 31, 2003 (See note 2 a(d)), and are amortized using the straight line method over their contractual period –the period ending in 2022. Borrowing costs which served to finance the license fee - incurred until the commencement of utilization of the license - were capitalized to cost of the license.

The license for providing fixed-line telephone services is stated at cost and is amortized by the straight-line method over the contractual period of 20 years, starting in 2007.

2)	Customer relationships:

The customer relationships were acquired in a business combination, and stated at cost. Customer relationships with carriers are amortized over the estimated useful life which is 7 years using the straight-line method. Customer relationships with business customers are amortized over the estimated useful life which is 5 years using the straight-line method.

3)	Computer software:

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and to bring to use the specified software. These costs are amortized over their estimated useful lives (3 to 7 years) using the straight-line method.

Costs associated with maintaining computer software are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met: (a) it is technically feasible to complete the software product so that it will be available for use; (b) management intends to complete the software product and use it; (c) there is an ability to use the software product; (d) it can be demonstrated how the software product will generate probable future economic benefits; (e) adequate technical, financial and other resources to complete the development and to use the software product are available; and

(f) the expenditure attributable to the software product during its development can be reliably measured. Costs that are directly associated with the developing softwares controlled by the Company are recognized as intangible assets, and amortized over their estimated useful lives (3 to 7 years). Direct costs include costs of software development employees.

4)	Subscriber Acquisition and Retention Costs (SARC):

Costs to acquire or retain postpaid mobile telecommunication subscribers, pursuant to a contract with early termination penalties are capitalised if (1) such costs are identifiable and controlled; (2) it is probable that future economic benefits will flow from the subscribers to the Company; and (3) such costs can be measured reliably. If costs do not meet the aforementioned criteria they are recognized immediately as expenses. The cost of the subsidized handset less the subscriber's payment towards the handset, and sales commissions, are included in the subscriber acquisition and retention costs. Capitalized subscriber acquisition and retention costs are amortized over their expected useful life which is not longer than their minimum enforceable period, which is generally a period of 18 months, using the straight-line method. In the event that a subscriber churns off the network or the arrangement is canceled within the period, any unamortized subscriber acquisition or retention costs are written off in the period in which the subscriber churns. The criteria for capitalization of SARC are met for transaction occurring after January 1, 2009.

  PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Impairment of non-financial assets

Assets that are subject to depreciation and amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped to cash-generating units.

i.	Financial instruments

The Company classifies its financial instruments in the following categories: (1) at fair value through profit or loss, (2) loans and receivables, and (3) liabilities at amortized cost. The classification depends on the purpose for which the financial instruments were acquired or assumed. Management determines the classification of its financial instruments at initial recognition.

1. Financial instruments at fair value through profit or loss category:

This category includes embedded derivative financial instruments and freestanding derivative financial instruments. These derivatives do not qualify for hedge accounting. Instruments in this category are classified as current if they are expected to mature within 12 months after the end of the reporting period; otherwise they are classified as non-current. Gains or losses arising from changes in the fair value of these derivative financial instruments are presented in the income statement within "finance costs, net" in the period in which they arise.

2. Loans and receivables category:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. Loans and receivables are recognized initially at fair value and subsequently measured at amortized costs using the effective interest method, less any impairment loss. The Company's loans and receivables comprise "trade receivables" and "other receivables" and "cash and cash equivalents" in the statement of financial position. See also (r) (3) below regarding revenue recognition from non-current credit arrangements.

Ordinary purchases and sales of financial instruments are carried at the date of settlement, which is the date that an instrument is delivered to or by the Company.

Financial instruments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. The amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The asset's carrying amount of the asset is reduced and the amount of the loss is recognised in the consolidated income statement.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

i.	Financial instruments (continued)

3. Financial liabilities at amortized cost category:

Financial liabilities at amortized cost are non-derivative financial instruments with fixed or determinable payment. They are included in current liabilities, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current liabilities. Financial liabilities at amortized cost are recognized initially at fair value, net of transaction costs, and subsequently measured at amortized costs using the effective interest method.

The Company's financial liabilities at amortized cost category include notes payable, bank borrowings, and accounts payables, in the statement of financial position.

j.	Cash and Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

k.	Trade Receivables

Trade receivables are recognized initially at fair value. Non-current receivables are subsequently measured at amortized cost using the effective interest method, less allowance for impairment (allowance for doubtful accounts). The allowance is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, or delinquency or default in debtor payments are considered indicators that trade receivable is impaired. The amount of the allowance is determined as a percentage of specific debts doubtful of collection, based upon historical experience and future expectations.

The Company factors most of its non-current trade receivables resulting from sales of handsets by credit cards. The factoring is executed through a clearing company, on a non-recourse basis. The factoring of accounts receivable is recorded by the Company as a sales transaction, and derecognized under the provisions of IAS 39 financial instruments: recognition, and measurement.

The results of the factoring transaction are charged to financial income and expenses on the transaction date.

l.	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Company's share capital (treasury shares) acquired by the Company are presented as a reduction of equity, at the consideration paid. Including any attributable incremental costs, net of taxes. Treasury shares do not have a right to receive dividends or to vote.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

m.	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. Trade payables are recognised initially at fair value.

n.	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of income over the period of the borrowings using the effective interest method.

Borrowings include notes payable, current and non-current borrowings from banks, credit facilities, and liability in respect of capital lease.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

o.	Employee benefits

1.	Defined contribution plan

According to section 14 of the Israeli Severance Pay Law some of the Company's liability for employee rights upon retirement is covered by regular contributions in defined contribution plans. The Company has no legal or constructive obligations to pay further contribution if the fund does not hold sufficient assets to pay all employees the benefit relating to employee service in the current or prior periods. The amounts funded as above are not reflected in the statement of financial position.

Obligations for contributions to defined contribution pension plans are recognized as an expense in statement of income when they are due.

The Company's liability for post employment benefits is covered by a defined contribution plan financed by deposits with insurance companies or with funds managed by a trustee.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

o.	Employee benefits (continued)

2.	Defined benefit plan

Labor laws and agreements, and the practice of the Company, require paying retirement benefits to employees dismissed or retiring in certain other circumstances, measured by multiplying the years of employment by the last monthly salary of the employee (i.e. one monthly salary for each year of tenure), the obligation of the Company to pay retirement benefits is treated as a defined benefit plan.

The defined benefit obligation is recognized in the statement of financial position at the present value of the defined benefit obligation at end of the reporting period less the fair values of plan assets. The defined benefit obligation is calculated annually using the projected unit credit method.

The measuring of liability and plan assets are based on calculation made by an external actuarial expert.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows (after taking into account the expected rate of salary increases and other actuarial assumptions) using interest rates of Israeli Government bonds that are denominated in the currency in which the benefits will be paid (NIS) and that have terms to maturity approximating the terms of the related liability.

Under IAS19 Employee Benefits ("IAS19"), the discount rate used for computing actuarial liability will be determined using market yields of high-quality corporate bonds at the end of the reporting period. However, IAS19 points out that in countries where there is no deep market in such bonds, the yield of government bonds should be used instead. Therefore, the interest rate used by the Company to discount expected future cash flows for the purpose of computing the actuarial commitment is determined based on the interest rate of Israeli Government bonds since the Company's management is in the opinion that Israel does not have a deep market for high-quality corporate bonds.

Actuarial gains and losses resulting from changes in actuarial valuation and differences between past assumptions and actual results are charged or credited to equity in other comprehensive income in the period in which they arise. The Company classifies interest costs in respect of the defined benefit plan obligation and the expected returns on the plan assets as part of finance costs - net.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

o.	Employee benefits (continued)

3.	Vacation and recreation benefits

The employees are legally entitled to vacation and recreation benefits, both computed on an annual basis. This entitlement is based on the term of employment. This obligation is treated as a short term benefit under IAS 19. The Company charges a liability and expense due to vacation and recreation pay, based on the benefits that have been accumulated for each employee, on undiscounted basis.

4.	Profit-sharing and bonus plans

The Company recognizes a liability and an expense for bonuses based on a formula that takes into consideration individual performance and the Company's overall performance.

The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

5.	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

p.	Share based payment

The Company operates a number of equity-settled, share-based compensation plans, under which the Company receives services from employees as consideration for equity instruments of the Company. The fair value of the employee services received in exchange for the grant of the equity instruments is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted. The total amount expensed is recognized over the vesting period, which is the period over which all the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of equity instruments that are expected to vest based on the vesting conditions, and recognizes the impact of the revision of original estimates, if any, in the statement of income, with corresponding adjustment to accumulated deficit.

The proceeds received net of any directly attributable transactions costs are credited to share capital and capital surplus when the equity instruments are exercised.

 PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

q.	Provisions

Provisions include dismantling and restoring sites obligation, legal claims, and handset warranty.

Provisions are recognized when the Company has a legal or constructive obligation as a result of past events, it is probable that an outflow of resources will require settling the obligation, and the amount has been reliable estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in a settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. Provisions are measured at present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the obligation. The increase in the provision due to the passage of time is recognized as finance costs. See also note 12.

In the ordinary course of business, the Company is involved in a number of lawsuits. The costs that may result from these lawsuits are only accrued for when it is probable that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company's assessment of risk is based both on the advice of legal counsel and on the Company's estimate of the probable settlements amount that are expected to be incurred, if any.

Provisions for handset warranties include obligations to customers in respect of handsets sold.

The Company is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Revenues

The Company's revenues are measured at fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of business. Revenue is shown net of Value-Added-Tax, returns, rebates and discounts. The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Company and when specific criteria have been met for each of the Company's activities as described herein.

(1) Revenues from services:

Revenues from services primarily consist of charges of airtime derived from usage of the Company's networks, including interconnect, roaming, transmission, fixed-line, ISP, certain warranty arrangements, value added services and content services. Revenues are recognized when the services are rendered, and all other revenue recognition criteria are met, net of credits and service discounts.

Revenues from Pre-paid calling cards sold to customers are recognized upon customer's usage of the cards, or expiration.

In accordance with Improvements to IFRSs issued in April 2009: amendment to appendix to IAS 18 Revenue, determining whether an entity is acting as a principal or as an agent, the Company is acting as a principal if it has exposure to the significant risks and rewards associated with the rendering of services. Features that indicate that the Company is acting as a principal include: (a) the Company has the primary responsibility for providing the services to the customer or for fulfilling the order; (b) the Company has latitude in establishing prices, either directly or indirectly; and (c) the Company bears the customer's credit risk for the amount receivable from the customer. On the other hand, the Company is acting as an agent if it does not have exposure to the significant risks and rewards associated with the rendering of services. One feature indicating that the Company is acting as an agent is that the amount the Company earns is predetermined, being either a fixed fee per transaction or a stated percentage of the amount billed to the customer. Based on the above considerations the Company determined that it is acting as an agent in respect of certain content services provided by third parties to customers, and therefore the revenues recognized from these services are presented on a net basis in the statement of income.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Revenues (continued)

(2) Revenues from sales of equipment:

Revenue from sale of equipment includes revenue from sale of handsets, routers, phones and related accessories. Revenue is recognized when the significant risks and reward of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement in regards to the goods, and the amount of revenue can be measured reliably.

Some sales of handsets with accompanying services constitute a revenue arrangement with multiple deliverables. Accordingly, consideration received is allocated to each deliverable based on the relative fair value of the individual element. The revenue from sales of handsets is recognized at its fair value as equipment revenues upon the delivery of the equipment to the subscriber, when all revenue recognition criteria are met.

The Company determines the fair value of the individual elements based on prices at which the deliverable is regularly sold on a stand alone basis.

The Company subsidizes, in some cases, the sale of the handset to end subscribers by selling it at a price below its cost to secure a fixed-term service contract for the purpose of acquiring new subscribers or retaining existing subscribers. The handset sale is then treated as a non-revenue-generating transaction and accordingly, no revenue is recognized from these types of handset sales. The subsidy, and direct selling expenses are capitalized as elements of subscriber acquisition and retention costs in accordance with accounting policy set out in note 2(g)(4). The subsidy represents the difference between the cost of the handset and the payment received from the subscriber for the handset.

(3) Revenues from non-current credit arrangements:

Revenues from non-current credit arrangements to customers in respect of sales of equipment are recognized on the basis of the present value of future cash flows, discounted at the prevailing rate for a similar instrument of an issuer with a similar credit rating. The difference between the original credit and its present value is recorded as other income over the credit period.

s.	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from lessor) are charged to income statements on a straight-line basis over the lease term, including extending options which are reasonably certain.

Leases where the Company, as a lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. The property and equipment acquired under financial leases is depreciated over the shorter of the useful live of the asset and the lease term.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Advertising expenses

Advertising expenses are charged to the statement of income as incurred. Advertising expenses for the years ended December 31, 2008 and 2009 totaled NIS 103 million and NIS 118 million, respectively.

u.	Income taxes

The tax expense for the period comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised in other comprehensive income or directly in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted as of the end of the reporting period.  The Company recognized deferred tax in full, using the liability method, on temporary differences arising between the carrying amounts in the financial statements of assets and liabilities and their tax bases.

Deferred income tax is determined using the tax rates that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets are presented as non-current, see also note 22.

Deferred income tax is not provided on temporary differences arising on investments in subsidiaries, because the timing of the reversal of the temporary difference is controlled by the Company and it is not probable that the temporary difference will reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

v.	Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Company's financial statements in the period in which the dividends are approved by the Company's board of directors, excluding distributions that are pending regulatory approval. See also note 18.

w.	Earning Per Share (EPS)

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the company and held as treasury shares.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume exercise of all dilutive potential ordinary shares. The instruments that are potential dilutive ordinary shares are equity instruments granted to employees.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

NOTE 3 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED:

The following new standards, amendments to standards or interpretations have been issued, and are mandatory for accounting periods beginning on or after January1, 2010, and not yet adopted by the Company:

* IFRS 3 (revised), Business combinations and consequential amendments to IAS 27, Consolidated and separate financial statements, IAS 28, Investments in associates and IAS 31, Interests in joint ventures, effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the minority interest in the acquiree either at fair value or at the minority interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. The Company will apply IFRS 3 (revised) prospectively to business combinations from January 1, 2010. This is not currently applicable to the Company.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED (continued):

* IAS 27 (revised), Consolidated and separate financial statements, (effective from 1 July 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in profit or loss. The Company will apply IAS 27 (revised) prospectively to transactions with non-controlling interests from January 1, 2010. The Company currently does not have non-controlling interests.

* IAS 38 (amendment), Intangible Assets. The amendment is part of the IASB's annual improvements project published in April 2009 and the Company will apply IAS 38 (amendment) from the date IFRS 3 (revised) is adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. This is not currently applicable to the Company.

* IFRS 2 (amendments), Group cash-settled and share-based payment transactions. In addition to incorporating IFRIC 8, ‘Scope of IFRS 2', and IFRIC 11, ‘IFRS 2 – Group and treasury share transactions', the amendments expand on the guidance in IFRIC 11 to address the classification of group arrangements that were not covered by that interpretation. The new guidance is not expected to have a material impact on the Company's financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED (continued):

* IFRS 9, Financial instruments: Classification and measurement. IFRS 9 was issued in November 2009 and replaces those parts of IAS 39 relating to the classification and measurement of financial assets. Key features are as follows:

• Financial assets are required to be classified into two measurement categories: those to be measured subsequently at fair value, and those to be measured subsequently at amortized cost. The decision is to be made at initial recognition. The classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.

• An instrument is subsequently measured at amortized cost only if it is a debt instrument and both the objective of the entity's business model is to hold the asset to collect the contractual cash flows, and the asset's contractual cash flows represent only payments of principal and interest (that is, it has only ‘basic loan features'). All other debt instruments are to be measured at fair value through profit or loss.

• All equity instruments are to be measured subsequently at fair value. Equity instruments that are held for trading will be measured at fair value through profit or loss. For all other equity investments, an irrevocable election can be made at initial recognition, to recognize unrealized and realized fair value gains and losses through other comprehensive income rather than profit or loss. There is to be no recycling of fair value gains and losses to profit or loss. This election may be made on an instrument-by-instrument basis.

• While adoption of IFRS 9 is mandatory from January1, 2013, earlier adoption is permitted.

The Company is considering the implications of the standard, the impact, if any, on the Company and the timing of its adoption.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –CRITICAL ACCTOUNTING ESTIMATES AND JUDGEMENTS:

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a.	Estimates and assumptions

Revenue Recognition:

The Company recognizes service revenues based upon minutes and seconds used, net of credits and adjustments for service discounts. Because the Company's billing cycles use cut-off dates, which for the most part do not coincide with the Company's reporting periods, the Company is required to make estimates for service revenues earned but not yet billed at the end of each reporting period. These estimates are based primarily upon historical data and trends. Actual billing cycle results and related revenue may vary, depending on subscriber usage and rate plan mix, from the results estimated at the end of each period.

In certain cases, cellular handsets are sold to subscribers within the context of airtime packages, in order to allocate the revenues into separate units of accounting; the Company is required to estimate the fair value of each deliverable. These estimates are based upon the price of each deliverable when it is sold on a stand alone basis.

Property and equipment:

The Company has substantial investments in tangible long-lived assets, primarily the Company's communications network. The assets are depreciated on a straight line basis over their useful economic lives. Changes in technology or changes in the Company's intended use of these assets can cause the estimated period of use or the value of these assets to change. The Company reviews the communications network, for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If necessary, the Company writes down the assets to their recoverable amounts. The assets useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. See note 2(f).

At the January 1, 2008 transition date to IFRS, the Company chose to state the property and equipment at their fair value and to determine that value as deemed cost, in accordance with the exemption of IFRS 1. As part of the deemed cost, the Company made an estimation of the remaining useful life of each significant component of property and equipment. See note 25

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – CRITICAL ACCTOUNTING ESTIMATES AND JUDGEMENTS (continued):

a.	Estimates (continued):

Licenses:

The licenses to operate a cellular communication services are recognized at cost, adjusted for changes in the CPI until December 31, 2003 (See note 2 a(d)), and are amortized using the straight line method over their contractual period –the period ending in 2022. The license for providing fixed-line telephone services is stated at cost and is amortized by the straight-line method over the contractual period of 20 years, starting in 2007. The estimated amortization period is based management estimations and on the current valid licenses period, excluding any possible future extensions.

The Company reviews the intangibles for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If necessary, the Company writes down the assets to their recoverable amounts.

Subscriber Acquisition and Retention Costs (SARC):

Costs to acquire or retain postpaid mobile telecommunication subscribers, pursuant to a contract with early termination penalties are capitalized in accordance with the policy described in note 2 (g) (4). The costs (the subsidy and fees) associated with these sales, where the Company subsidizes the sale of the handset by selling it below its cost to secure a fixed-term profitable service contract, are considered element of cost and the sale of the handset is treated as non-revenue-generating transaction. Accordingly no revenue is recognized from these types of handset sales. The Company made an estimate of the expected useful life of the SARC, which is not longer than their minimum enforceable period, which is generally a period of 18 months. This estimate is reviewed, and adjusted if appropriate, at the end of each reporting period.

Allowance for Doubtful Accounts:

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of the Company's subscribers to make required payments. The Company bases the allowance on the likelihood of recoverability of accounts receivable based on the age of the balances, the Company's historical write-off experience net of recoveries, changes in the credit worthiness of the Company's customers, and collection trends. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of specific debts doubtful of collection, calculated as a specified percentage of the outstanding balance in each debt age group, with the percentage of the allowance increasing as the age of the debt increases.

b.	Judgments

Provisions for legal claims:

The Company exercises judgment in measuring and recognizing provisions and the exposure pending litigation or other outstanding claims including claims for class actions. Judgment is necessary in the assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of final settlement. Provisions are recorded for liabilities when a loss is considered probable and can be reasonably estimated. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provision. These estimations are subject to change as new information becomes available, primarily with the support of internal specialists, or with the support of outside consultants such as legal counsel.

Revisions to the estimates of these losses may affect future operating results.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – CRITICAL ACCTOUNTING ESTIMATES AND JUDGEMENTS (continued):

b.	Judgments (continued):

Regarding determination whether the Company is acting as a principal or as an agent See note 2(r).

Sales of equipment with accompanying services:

The revenue recognition criteria are usually applied separately to each transaction. However, in certain circumstances, it is necessary to apply the recognition criteria to the separately identifiable components of a single transaction in order to reflect the substance of the transaction. When the selling price of an arrangement includes an identifiable amount for subsequent servicing, that amount is deferred and recognised as revenue over the period during which the service is performed. Conversely, the recognition criteria are applied to two or more transactions together when they are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole. The Company made judgments to determine that certain sales of equipment with accompanying services constitute an arrangement with multiple deliverables, and accordingly, consideration received is allocated to each deliverable based on the relative fair value of the individual element.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – SEGMENT INFORMATION

The operating segments were determined based on the reports reviewed by Chief Executive Officer (CEO) that makes strategic decisions, who is the Chief Operating Decision Maker ("CODM"). The CEO considers the business from two operating segments, as follows:

(1)
Cellular business – consists mainly of cellular services as: airtime, interconnect and content. In addition, this segment includes selling of related equipments: mainly handsets cellular phones, and related equipment

(2)
Fixed line business - consist of a number of services provided over fixed-line networks: Transmission services; Primary Rate Interface ("PRI") lines for business sector customers; Voice over Broadband ("VoB") telephony services; and Internet service provider ("ISP") services. In addition, this segment includes selling of related equipments such as routers and phones.

Each segment is divided to services and equipment relating to revenues and cost of revenues. The reportable operating segments include the following measures: revenues, cost of revenues, operating profit (loss), and Earning Before Interest expenses, Tax, Depreciation and Amortization ("EBITDA").  The CODM does not examine assets or liabilities for those segments, therefore they are not presented.

	New Israeli Shekels
	Year ended December 31, 2009
	In millions
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	5,369	55		5,424
Inter-segment revenue - Services	11	33	(44)
Segment revenue - Equipment	628	27		655
Total revenues	6,008	115	(44)	6,079
Segment cost of revenues – Services	3,091	115		3,206
Inter-segment cost of revenues- Services	33	11	(44)
Segment cost of revenues - Equipment	518	46		564
Cost of revenues	3,642	172	(44)	3,770
Gross profit (loss)	2,366	(57)		2,309
Operating expenses	626	51		677
Other income	69			69
Operating profit (loss)	1,809	(108)		1,701
Adjustments to presentation of EBITDA
–depreciation and amortization	552	25		577
–other	26			26
EBITDA	2,387	(83)		2,304
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				(577)
- Finance costs, net				(176)
- Other				(26)
Profit before tax				1,525
Allowance for decline in value of inventories	7	2		9

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – SEGMENT INFORMATION (continued):

	New Israeli Shekels
	Year ended December 31, 2008
	In millions
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	5,521	25		5,546
Inter-segment revenue - Services	2	15	(17)
Segment revenue - Equipment	756	-		756
Total revenues	6,279	40	(17)	6,302

Segment cost of revenues – Services	2,969	56		3,025
Inter-segment cost of revenues- Services	15	2	(17)
Segment cost of revenues - Equipment	842	1		843
Cost of revenues	3,826	59	(17)	3,868
Gross profit (loss)	2,453	(19)		2,434

Operating expenses	656	16		672
Other income	64			64
Operating profit (loss)	1,861	(35)		1,826
Adjustments to presentation of EBITDA
–depreciation and amortization	445	18		463
–other	9			9
EBITDA	2,315	(17)		2,298
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				(463)
- Finance costs, net				(184)
- Other				(9)
Profit before tax				1,642
Allowance for decline in value of inventories	5	-		5

EBITDA is a non-GAAP financial measure that represents earnings before interest, taxes, depreciation and amortization. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of the Company's operating performance. Similarly, EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the Company's historic operating results nor is it meant to be predictive of potential future results. See also note 13 (f).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT:

a.	Financial risk factors

The Company is exposed to a variety of financial risks: credit, liquidity and market risks as part of its normal course of business. The Company's risk management objective is to monitor risks and minimize the possible influence that results from this exposure, according to its evaluations and expectations of the parameters that affect the risks. The Company uses freestanding derivative instruments in order to partially cover its exposure to foreign currency exchange rate and CPI fluctuations. The freestanding derivative instruments are used for economic risk management that does not qualify for hedge accounting.

1. Risk Management

Risk management is carried out by the treasury department under policies approved by the board of directors. The board resolves principles for overall risk management, such as foreign exchange risk, CPI linkage risk and usage of derivative financial instruments.

2. Market risk

The Company enters into foreign currency freestanding derivative transactions in order to protect itself against the risk that the eventual dollar cash flows resulting from the anticipated payments in respect of purchases of handsets and capital expenditures in foreign currency will be affected by changes in exchange rates. In addition the Company enters into derivative transactions in order to protect itself against the change in the CPI in respect of the principal of the CPI-linked Notes payable. However, these contracts do not qualify for hedge accounting under IAS 39.

The Company does not hold or issue derivative financial instruments for trading purposes.

Fair value interest rate risk

The Company's notes payable are with fixed interest rate and are measured and presented in the statement of financial position at amortized cost, therefore changes in the current market interest rate do not affect the financial statements nor cash flows in respect of the notes payable. However their fair values depend on the current market interest rate.

Cash flow risk

The Company is exposed to fluctuations in the Israeli Consumer Price index (CPI), as the majority of its borrowings are linked to the CPI. As part of its risk management policy the Company has entered into forward contracts that partially mitigate the exposure to changes in the CPI.

Foreign exchange risk

The Company's operating income and cash flows are exposed to currency risk, mainly due to handset and network related acquisitions and its roaming activity. As part of its risk management policy the Company uses forward to partially mitigate the exposure to fluctuations in foreign exchange rates (mainly USD).

Price risk
The Company is not exposed to price risk since it does not hold investments in securities.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued):

Linkage of monetary balances:

The Company's exposure to foreign currency risk and CPI was based on the following financial instruments:

	December 31, 2008			December 31, 2009
	In or linked to foreign currencies (mainly USD)	NIS linked to CPI	NIS unlinked	In or linked to foreign currencies (mainly USD)	NIS linked to CPI	NIS unlinked
	New Israeli Shekels In millions
Current assets
Cash and cash equivalents			184			329
Trade receivables			1,103			1,275
Other receivables			19			8
Derivative financial instruments (*)	23	4		3	11
Non- current assets
Trade receivables			417			474
Derivative financial instruments (*)					4
Total assets	23	4	1,723	3	15	2,086

Current liabilities
Current maturities of notes payable and of other liabilities and current borrowings	2	546	20		752
Trade payables	282		537	224		553
Other payables			246			238
Parent group - trade	4			19		15
Derivative financial instruments (*)	1	6		4
Non- current liabilities
Non-current borrowings						300
Notes payable		1,613			1,379
Other		5			2
Total liabilities	289	2,170	803	247	2,133	1,106

(*) relates to freestanding forward derivative financial instruments and embedded derivative financial instruments

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued):

Sensitivity analysis

A change of the CPI as at December 31, 2009 and 2008 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels In millions
December 31, 2009
Increase in the CPI of	2.0%	(41)	(41)
Decrease in the CPI of	(2.0)%	41	41

December 31, 2008
Increase in the CPI of	2.0%	(27)	(27)
Decrease in the CPI of	(2.0)%	27	27

A change of the USD exchange rate as at December 31, 2009 and 2008 would have increased (decreased) equity and profit by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels In millions
December 31, 2009
Increase in the USD of	5.0%	(12)	(12)
Decrease in the USD of	(5.0)%	10	10

December 31, 2008
Increase in the USD of	5.0%	(6)	(6)
Decrease in the USD of	(5.0)%	5	5

Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange
	rate of one	Israeli
	dollar	CPI*
At December 31:
2009	NIS 3.775	206.19 points
2008	NIS 3.802	198.42 points
Increase (decrease) during the year:
2009	(0.7)%	3.9%
2008	(1.1)%	3.8%

* Based on the index for the month ending on the end of each reporting period, on the basis of 1993 average = 100 points.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6– FINANCIAL RISK MANAGEMENT (continued):

Details regarding the derivative financial instruments - foreign exchange and CPI risk management:

The notional amounts of derivatives as of December 31, 2008 and 2009 are as follows:

	New Israeli shekels
	December 31
	2008	2009
	In millions
Forward transactions for the
changes in the Israeli CPI	800	430
Forward transactions for the
exchange of dollars into NIS	380	113
Forward transactions for the
exchange of Euros into NIS	32	-

Embedded derivatives - for the exchange NIS into dollars	310	163

See also note 6(4) regarding maturity dates of the derivative financial instruments.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued):

3. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's trade receivables from subscribers, and also from cash and cash equivalents, freestanding forward contrast, and other receivables. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Company conducts credit evaluations on receivables in certain types over a certain amount, and requires collaterals against them. Management monitors outstanding receivable balances and the financial statements include appropriate allowances for estimated irrecoverable amounts.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the reporting period was:

	New Israeli shekels
	December 31
	2008	2009
	In millions
Cash and cash equivalents	184	329
Trade receivables including non-current amounts	1,520	1,749
Forward exchange contracts on foreign currencies	19	-
Forward exchange contracts on CPI	4	15
Other receivables	19	8
	1,746	2,101

The cash and cash equivalents are held in leading Israeli commercial banks, rated by Standard & Poor's Maalot at between ilAA- negative to ilAA+ negative. The Forward contracts are signed with leading Israeli commercial banks, rated by Standard & Poor's Maalot at ilAA+ negative.

The trade receivables are significantly widespread, and include individuals and businesses, and therefore have no representing credit rating.

See also note 7 as to the assessment by aging of the trade receivables and related allowance for doubtful accounts.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued):

4. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, without incurring unacceptable losses or risking damage to the Company's reputation. The Company's policy is to ensure that it has sufficient cash and cash equivalents, and credit facilities to meet expected operational expenses, dividends, and financial obligations.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

The amounts disclosed in the table are the contractual undiscounted cash flows.

December 31, 2009	1st year	2nd year	3rd year	4 to 5 years	More than 5 years	Total
	New Israeli Shekels In millions
Notes payable series A	809	778	189			1,776
Notes payable series B	16	15	15	252	236	534
Non-current bank borrowings	7	6	6	307		326
Trade and other payables	777					777
Parent group - trade	34					34
Other liabilities	2	2				4
Foreign currency forward contracts	3					3
Embedded derivatives	1					1
	1,649	801	210	559	236	3,455

December 31, 2008	1st year	2nd year	3rd year	4 to 5 years	More than 5 years	Total
	New Israeli Shekels In millions
Notes payable series A	628	780	749	182		2,339
Trade and other payables	819					819
Parent group - trade	4					4
Other liabilities	6	2	3			11
Foreign currency forward contracts	1					1
CPI forward contracts	6					6
	1,464	782	752	182		3,180

See notes 14 and 15 in respect of issuance of notes payable series B and new credit facilities.
See note 18 in respect of special dividend in the amount of NIS 1.4 billion.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued):

4. Liquidity risk (continued)

The following table shows expected cash flows of the freestanding forward contracts that were recognized as financial liabilities.

As at December 31, 2009	1st year	2nd year	Total
	New Israeli Shekels In millions
Foreign currency forward contracts: amounts to be received	75		75
Foreign currency forward contracts: amounts to be paid	(78)		(78)
	(3)		(3)

As at December 31, 2008	1st year	2nd year	Total
	New Israeli Shekels In millions
Foreign currency forward contracts: amounts to be received	95		95
Foreign currency forward contracts: amounts to be paid	(96)		(96)
	(1)		(1)
CPI forward contracts to be settled net	(6)		(6)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued):

b.	Capital risk management

See note 13(f) regarding financial covenants in respect of credit facilities.
See note 18(h) regarding dividends policy

c.	Fair values of financial instruments

Effective 1 January 2009, the Company adopted the amendment to IFRS 7 for financial instruments that are measured in the statement of financial position at fair value, this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3)

The financial instruments that are measured at fair value through profit or loss are derivative financial instruments.

The fair value of forward contracts are calculated by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date (Level 2).

The fair value of embedded derivatives financial instruments is estimated by discounting the difference between the contractual price and the current price for the residual maturity of the contract using a risk free interest rate (level 2).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued):

c.	Fair values of financial instruments (continued):

As detailed in note 2(i) the financial instruments are categorized as following:

* Fair Value Through Profit or Loss (FVTPL)
* Loans and Receivables (L&R)
* Amortized Cost (AC)

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

		December 31, 2008			December 31, 2009
	Category	Carrying amount	Fair value	Interest rate used(**)	Carrying amount	Fair value	Interest rate used(**)
		New Israeli Shekels In millions
Assets
Cash and cash equivalents	L&R	184	184		329	329
Trade receivables (***)	L&R	1,520	1,530	6%	1,749	1,754	4.25%
Other receivables (*)	L&R	19	19		8	8
Derivative financial instruments	FVTPL Level 2	27	27		18	18
Liabilities
Notes payable series A	AC	2,155	2,169	Market quote	1,681	1,765	Market quote
Notes payable series B (****)	AC				448	434	4.19%
Trade payables and other (*)	AC	819	819		777	777
Non-current bank borrowing	AC				300	300
Parent group – trade (*)	AC	4	4		34	34
Capital lease obligation	AC	11	11		4	4
Derivative financial instruments	FVTPL Level 2	7	7		4	4
Current bank borrowings including current maturities (*)	AC	20	20

(*)	The fair value of these current financial instrument does not differ significantly from its carrying amount, as the impact of discounting is not significant.
(**)	Weighted average of interest rate used.
(***)	The fair value of trade receivables is based on discounted cash flows using rates based on the average borrowing rates.
(****)	The fair value of notes payable series B trade is based on discounted cash flow calculations.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TRADE RECEIVABLES:

(a)	Composition:

	New Israeli Shekels
	January 1	December 31
	2008	2008	2009
	In millions
Trade (current and non-current)	1,813	1,837	2,056
Deferred interest income	(83)	(67)	(58)
Allowance for doubtful accounts	(163)	(250)	(249)
	1,567	1,520	1,749
Current	1,121	1,103	1,275
Non - current	446	417	474

Non-current trade receivables bear no interest. These balances are in respect of equipment sold in installments (18-36 monthly payments). Income in respect of deferred interest is the difference between the original and the present value of the trade receivable as of the end of the reporting period. The current amount is computed on the basis of the interest rate relevant at the date of the transaction (2008 – 4.35% - 7.52%) (2009 – 4% - 5.25%).

During 2009 and 2008 the Company factored most of its non-current trade receivables resulting from sales of handsets by credit cards. The factoring was executed through a clearing company, on a non-recourse basis. The factoring of accounts receivable was recorded by the Company as a sales transaction under the provisions of IAS 39. During the year ended December 31, 2009 and 2008, the Company factored NIS 124 million and NIS 290 million of trade receivables with credit cards. The resulting costs were charged to "finance expenses" in the statement of income, as incurred.

(b)	Allowance for doubtful accounts:

The changes in the allowance for the years ended December 31, 2008 and 2009 are as follows:

	New Israeli Shekels
	Year ended
	2008	2009
	In millions
Balance at beginning of year	163	250
Utilization during the year	(4)	(72)
Change during the year	91	71
Balance at end of year	250	249

Doubtful accounts expenses are recorded in the statement of income under General and Administrative expenses.

See note 5 regarding trade receivables credit risk.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TRADE RECEIVABLES (continued):

(b)	Allowance for doubtful accounts (continued):

The aging of gross trade receivables and their respective allowance for doubtful accounts as of, December 31, 2008 and 2009 is as follows:

	Gross	Allowance	Gross	Allowance
	New Israeli Shekels In millions
	December 31
	2008		2009
Not past due	1,522	56	1,734	57
Past due less than one year	117	44	104	33
Past due more than one year	198	150	218	159
	1,837	250	2,056	249

Trade receivables that are not past due are rated by the Company as risk class 1, and trade receivables that are past due are rated by the Company as risk class 2.

With respect to the trade receivables that are neither impaired nor past due, there are no indications as of the end of the reporting period that the debtors will not meet their payment obligations.

NOTE 8 – INVENTORY:

a.	Composition

	New Israeli Shekels
	January 1	December 31
	2008	2008	2009
	In millions
Handsets	94	77	106
Accessories and other	19	21	27
Spare parts	20	22	18
ISP modems and related equipment	-	5	7
	133	125	158

b.	Inventories at December 31, 2009, are presented net of an allowance for decline in value in the amount of NIS 9 million (December 31, 2008 – NIS 5 million, January 1, 2008 - NIS 4 million).

The cost of inventory recognized as expenses and included in cost of revenue for the years ended December 31, 2008 and 2009 amounted to NIS 843 million, and NIS 564 millions respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – PROPERTY AND EQUIPMENT, NET:

	Communication network	Computers(**)	Optic fibers and related assets	Office furniture and equipment	Leasehold improvements	Total
	New Israeli Shekels In millions
Cost

Balance at January 1, 2008 (*)	1,287	93	134	11	165	1,690
Additions	382	46	108	7	15	558
Disposals	9	1				10
Balance at December 31, 2008	1,660	138	242	18	180	2,238

Additions	316	85	59	9	20	489
Disposals	45	1				46
Balance at December 31, 2009	1,931	222	301	27	200	2,681

Accumulated Depreciation

Balance at January 1, 2008
Depreciation for the year	242	26	11	5	27	311
Disposals	8					8
Balance at December 31, 2008	234	26	11	5	27	303

Depreciation for the year	267	39	14	9	28	357
Disposals	42	1				43
Balance at December 31, 2009	459	64	25	14	55	617

Carrying amounts, net

At January 1, 2008	1,287	93	134	11	165	1,690
At December 31, 2008	1,426	112	231	13	153	1,935
At December 31, 2009	1,472	158	276	13	145	2,064

(*) representing fair value evaluation made on the transition date to IFRS, see also note 2 f.
(**) including capital leased.

Depreciation expenses are included in the statement of income in cost of revenues NIS 280 million and NIS 338 million, selling and marketing expenses NIS 12 million and NIS 7 million, and general and administrative expenses NIS 19 million and NIS 12 million for the years ended December 31, 2008 and 2009 respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – LICENCES AND OTHER INTANGIBLE ASSETS, NET:

	Licenses	Customer relationships	Subscriber acquisition and retention costs	Computer software	Total
	New Israeli Shekels In millions
Cost

Balance at January 1, 2008	2,104	18		610	2,732
Additions				31	31
Disposals				2	2
Balance at December 31, 2008	2,104	18		639	2,761

Additions			199	33	232
Disposals	12		18	265	295
Balance at December 31, 2009	2,092	18	181	407	2,698

Accumulated amortization

Balance at January 1, 2008	932	4		415	1,351
Amortization for the year	85	3		64	152
Disposals				2	2
Balance at December 31, 2008	1,017	7		477	1,501

Amortization for the year	76	3	88	53	220
Disposals			18	265	283
Balance at December 31, 2009	1,093	10	70	265	1,438

Carrying amounts, net

At January 1, 2008	1,172	14		195	1,381
At December 31, 2008	1,087	11		162	1,260
At December 31, 2009	999	8	111	142	1,260

Amortization expenses are included in the statement of income in cost of revenues.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – OTHER PAYABLES

	New Israeli Shekels
	January 1	December 31
	2008	2008	2009
	In millions
Employees and employee institutions	135	122	137
Liability for vacation and recreation pay	21	24	21
Government institutions	85	82	61
Sundry	15	18	19
	256	246	238

NOTE 12 – PROVISIONS INCLUDING DISMANTLING AND RESTORING SITES OBLIGATION

	Dismantling and restoring sites obligation	Legal claims	Handset warranty	Total
	New Israeli shekels In millions

Balance as at January 1, 2009	23		*	23
Additions during the year	*	33	1	34
Change in dismantling costs	(2.5)			(2.5)
Reductions during the year			*	*
Unwind of discount	2.5	*	*	2.5
Balance as at December 31, 2009	23	33	1	57
Non-current	23	-	-	23
Current	-	33	1	34
Balance as at December 31, 2008	23		*	23
Non-current	23			23
Current			*	*

* Representing an amount less than NIS 1 million

Dismantling and restoring sites obligation

The abovementioned additions during the year and reductions during the year are non-cash transactions recorded against Property and equipment.

Legal claims

After the end of the reporting period an agreement was reached with the MOC in respect of usage of frequency bands, see note 17 (c) (16).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – BANK BORROWINGS

a.
The Company had a senior credit facility with leading commercial banks. The facility was divided into two tranches: a USD 150 million term loan facility ("Facility A") and a USD 100 million revolving loan facility ("Facility B"); In 2008, the Company's senior credit facilities consisted of a USD 75 million long-term loan facility (Facility A) and a USD 75 million revolving loan facility (Facility B). On September 1, 2008, Facility A expired, with USD 6 million borrowed and remaining to be repaid under Facility A in 2009. Facility B expired on September 1, 2009. The amounts drawn from facility A and facility B as of December 31, 2008 and 2009 were USD 6 million and nil, respectively. During 2009 the Company used facility B to draw short time credits.

b.
On October 1, 2009, a new facility ("Facility C") was received from a leading Israeli commercial bank. in the amount of NIS 250 million for a maximum period of 5 years, in wholesale interest rate plus a margin of 0.85%. The facility is used for short term financing. The wholesale interest rate of the bank as of December 31, 2009 was 1.1% per year. The Company is charged a commitment fee of 0.4% per year for undrawn amounts. As of December 31, 2009 no funds were drawn from this facility.

c.
On November 24, 2009, a new facility ("Facility D") was received from a leading Israeli commercial bank in the amount of NIS 700 million for a maximum period of 3 years, in wholesale interest rate plus a margin of 0.85%, effective from January 1, 2010. The facility is used for short term financing. The wholesale interest rate of the bank as of December 31, 2009 was 1.15% per year. The Company is charged a commitment fee of 0.4% per year for undrawn amounts.

d.
On December 2, 2009, a new facility ("Facility E") was received from a leading Israeli commercial bank in the amount of NIS 250 million for a maximum period of 3 years, in wholesale interest rate plus a margin of 0.85%, effective from January 1, 2010. The facility is used for short term financing. The wholesale interest rate of the bank as of December 31, 2009 was 1.1% per year. The Company is charged a commitment fee of 0.4% per year for undrawn amounts.

e.
On December 28, 2009, a new loan was received from a leading Israeli commercial bank in the amount of NIS 300 million for a period of 4 years, bearing variable interest at the rate of the Israeli Prime interest rate minus a margin of 0.35%. The interest is payable quarterly. The principal is payable in one payment at the end of the loan period. The Israeli Prime interest rate as of December 31, 2009 was 2.5% per year. The Israeli Prime interest rate is determined by the Bank of Israel and updated on a monthly basis.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – BANK BORROWINGS (continued):

f.	Financial covenants:

With respect to Facilities C, D, E, the loan, and note payable series B (see note 14) the Company undertook to comply with financial covenants, which its main provisions are two ratios:

(1)
The ratio of (a) the amount of all financial obligations of the Company including bank guarantees that the Company has undertaken ("Total Debt") to (b) Earnings Before Interest costs, Tax, Depreciation and Amortization expenses ("EBITDA") after deducting Capital Expenditures shall not exceed 6.5; and

(2)	The ratio of (a) Total Debt to (b) the EBITDA of the Company shall not exceed 4.

The covenants are measured every six months on an annualized basis of twelve months and are based on the financial results for the preceding period of twelve months.

EBITDA is defined as the sum of (a) the net income before extraordinary items, (b) the amount of tax expenses set against the net profits including, without double counting,  any provisions for tax expenses, (c) and amortization and depreciation expenses, and (d) any finance costs net.

The Company was in compliance with all covenants stipulated for the years 2008 and 2009. See note 6 regarding the Company's exposure to market risks and liquidity risk.

g.	Negative pledge:

The Company provided a negative pledge undertaking (i.e., not to pledge any of its assets to a third party), except for a number of exceptions that were agreed upon, including pledge (other than by way of floating charge) in favor of a third party over specific assets or rights of the Company, securing obligations no greater than NIS 100 million in aggregate.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - NOTES PAYABLE:

Notes payable series A

a.
On March 31, 2005, the Company completed an offering of NIS 2,000 million of unsecured notes, which were issued at their NIS par value. The notes have been registered in Israel and are traded on the Tel-Aviv Stock Exchange (TASE). Of these notes approximately NIS 36.5 million were purchased by PFC. PFC also received an additional allocation of notes having an aggregate principal amount of NIS 500 million. These notes that PFC received pursuant to this additional allocation do not confer the right to receive any payment whatsoever on account of principal or interest until they are sold by PFC to a third party.

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

On December 31, 2009, the Notes closing price was 119.86 points par value. The fair value of the note as of December 31, 2008 and 2009 was NIS 2,169 million and NIS 1,765 million, respectively.

b.	The amounts outstanding are as follows:

	New Israeli Shekels
	January 1	December 31
	2008	2008	2009
	In millions
Total amount	2,073	2,166	1,687
Less - offering expenses, net	17	11	6
Less – current maturities	-	542	750
	2,056	1,613	931

  PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - NOTES PAYABLE (continued):

c.	The principal payments due, linked to the CPI in effect as at each reporting date are as follows:

	New Israeli Shekels
	January 1	December 31
	2008	2008	2009
	In millions
Year ending December 31:
2009	518	542	-
2010	691	722	750
2011	691	722	750
2012	173	180	187
	2,073	2,166	1,687

d.
On December 27, 2009, the Company announced that its Board of Directors had resolved to distribute a special dividend of NIS 1.4 billion, or NIS 9.04 per share, to the Company's shareholders and reduce equity by NIS 1.4 billion.

Because the amount of the special dividend exceeds the legally available surplus for distribution, on December 31, 2010, the Company submitted an application ("Distribution Application") to the District Court having jurisdiction to request Court approval for the dividend distribution not in accordance with the conditions set forth in the law. Various applications and objections to the Distribution Application were submitted to the Court on behalf of a few holders of the Company’s Notes Series A".  On February 22, 2010, the Company announced that the District Court had approved a final settlement between the Company and the objecting holders of Notes Series A (the "Settlement") and had approved the Distribution Application.  According to the Settlement, in the event of a reduction in the current credit rating of the Notes Series A by the credit rating company S&P Maalot, there would be an increase in the annual linked interest rate of the Notes Series A of 1% in the year 2010, and of 0.5% in the year 2011, for each reduction of one rating category from the current credit rating (AA-).  The increase would take effect from the date of publication of the credit downgrading, and remain in effect as long as the credit downgrading is valid.  The increase in the interest rate would terminate upon the earlier of a credit upgrade or by the end of the relevant calendar year, whichever occurs first, provided that the increased interest rate applies for at least three months.

As a result, the Company has announced that it will distribute the special dividend on March 18, 2010, to shareholders of record as of March 7, 2010.  On the dividend distribution date, the Company’s equity will also be reduced by NIS 1.4 billion. See also note 18.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - NOTES PAYABLE (continued):

Notes payable series B

a.
On November 29, 2009 the Company issued to Israeli institutional investors approximately NIS 448 million of unsecured non-convertible Series B notes through a private placement in Israel. The notes are linked (principal and interest) to increases in the Israeli consumer price index (CPI). The principal amount of Series B notes is repayable in four equal annual installments between 2013 and 2016 and bears interest at an annual rate of 3.4%. The interest is payable on a semi-annual basis.

b.
The interest rate on the Notes has been increased by 0.6% per annum and therefore the interest which is payable now is 4% until a prospectus or a shelf offering report is published for the listing of the Notes for trade on the TASE. The Notes have been rated ilAA-/Stable, on a local scale, by Standard & Poor's Maalot. The Notes are listed for trade on the "Institutional Retzef" a trading system for institutional investors in Israel. The Company has also undertaken to make best efforts to list the Notes for trade on the TASE until June 30, 2010. Nevertheless, in the event the Notes are not listed for trade on the TASE by such date, the interest rate applicable to the Notes prior to their listing as discussed above and below shall remain in effect until future listing of the Notes for trade on the TASE (if any). See note 6 (c) regarding the fair value of the notes payable.

So long as the Notes are not listed for trade on the TASE, the Company has undertaken the following: (i) to pay an additional interest at an annual rate of 0.6% until a prospectus or a shelf offering report is published for the listing for trade of the Notes on the TASE; (ii) to pay a one-time additional interest at an annual rate of 0.25% in the event there was a downgrade in the rating of the Notes from the date of the downgrade announcement by the rating agency, and until a prospectus or a shelf offering report is published for the listing of the Notes for trade on the TASE. Should the rating of the Notes be further downgraded, no additional interest payments will be made following such subsequent downgrades; (iii) a negative pledge (subject to certain curve-outs); and (iv) to undertake additional events of default of the Notes, as follows: (a) the rating of the Notes in Israel decreases below BBB (by Standard & Poor's Maalot or an equivalent rating by another rating agency) on a local scale; and (b) the Company fails to comply with its existing financial covenants, See note 13(f).  All such undertakings will be terminated upon the listing of the Notes for trade on the TASE, however, in the event the Notes are deregistered from the TASE (except deregistration resulting from merger or debt arrangement), such undertakings will become effective again (except the undertaking listed in subparagraph (ii) above). The Notes have not been, and will not be, registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

The principal payments due, at rates in effect as at the end of each reporting period are as follows:

New Israeli Shekels
December 31, 2009
In millions
Year ending December 31:
2013	112.25
2014	112.25
2015	112.25
2016	112.25
449
Less - offering expenses	1
Included in non-current liabilities	448

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 – OTHER NON-CURRENT LIABILITIES

1.	Non-current prepaid revenues:

The Company entered into several agreements to sell cable capacity. The agreements grant the customer an indefeasible right of use (IRU) of capacity of optics fiber for the life of the cable. Prepaid revenues from sales of cable capacity for the year ended December 31, 2008 and 2009 is NIS 5 million and NIS 4 million, respectively.

2.	Capital lease:

	New Israeli Shekels
	January 1	December 31
	2008	2008	2009
	In millions
Total commitment	10	11	4
Less - deferred interest expenses	*	*	*
	10	11	4
Less - current maturities	7	6	2
Non-current lease commitment	3	5	2

 * Representing an amount less than NIS 1 million

The commitments for capital lease are classified by currency of repayment linkage term and interest rates are as follows:

		New Israeli Shekels
	December 31	January 1	December 31
	2009	2008	2008	2009
	Weighted
	average
	interest rates	Amount
		In millions
Linked to the USD		6	2	-

Linked to the CPI	4.6%	4	9	4
		10	11	4

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances.

(1)
Most of the Company's severance pay liability to its employees, are based upon length of service and the latest monthly salary (one monthly salary for each year worked).

This liability is treated as a defined benefit plan. In respect of which the Company has plan assets which are held in trusts and foundations. The liability is presented net of the plan assets in the statement of financial position under the "liability for employee rights upon retirement, net".

(2)
The rest of the Company's obligation for severance pay is in accordance with section 14 of the Severance Compensation Act and is covered mainly by monthly contributions to trusts and foundations, this liability is treated as a defined contribution plan.

The company had contributed NIS 1 millions in accordance with section 14.

The contributions in accordance with the aforementioned section 14 commenced in 2009.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued):

The liability for severance pay under a defined benefit plan:

The amounts recognized in the statement of financial position are determined as follows:

	New Israeli shekels
	December 31
	2008	2009
	December 31
	In millions
Present value of funded obligations	134	151
Less: fair value of plan assets	81	113
Liability in the statement of financial position – presented as non-current liability	53	38

Changes during the year in the obligation recognized in the statement of financial position for post-employment defined benefit plans were as follows:

	New Israeli shekels
	December 31
	2008	2009
	In millions
Balance at January 1	116	134
Current service cost	29	32
Interest cost	7	9
Actuarial losses (gains)	2	(7)
Benefits paid	(20)	(17)
Balance at December 31	134	151

The changes during the year in the fair value of the plan assets is as follows:

	New Israeli shekels
	December 31
	2008	2009
	In millions
Balance at January 1	86	81
Expected return on plan assets	3	6
Actuarial gains (losses)	(16)	9
Employer contributions	23	27
Benefits paid	(15)	(10)
Balance at December 31	81	113

The Company expects to contribute NIS 30 million in respect of liability for severance pay under a defined benefit plan in 2010.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued):

The amounts recognized in the income statement are as follows:

	New Israeli shekels
	Year ended December 31
	2008	2009
	In millions
Current service cost	29	32
Interest cost	7	9
Expected return on plan assets	3	6
Total expenses recognized in the income statement	33	35
Charged to the statement of income as follows:
Cost of revenues	19	21
Selling and marketing expenses	7	7
General and administrative expenses	3	4
Finance costs, net	4	3
	33	35
Actuarial losses (gains) recognized in the statement of comprehensive income, before tax	18	(16)
Actual loss (return) on plan assets	13	(15)

The principal actuarial assumptions used were as follows:

	December 31
	2008	2009
	%	%

Discount rate	5.49%	5.70%
Inflation rate	2.16%	2.73%
Expected return on plan assets	5.49%	5.70%
Expected turnover rate	6% - 27%	8% - 32%
Future salary increases	5.02%	4.92%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – COMMITMENTS AND CONTINGENCIES:

a.	Commitments:

1)	Royalty Commitments

The Company is committed to pay royalties to the Government of Israel on its "income from cellular services" and also income from fixed-line phone services as defined in the "Telecommunications (Royalties) Regulations, 2001" (hereafter - the Regulations), which includes all kinds of income of the Company from the granting of communication services under the licenses - including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications license and deducting bad debts, payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment.

During 2004, a reduction in the percentage of royalties was approved; accordingly, the rate of royalty payments (3.5%) paid by cellular operators is reduced annually by 0.5%, starting January 1st 2006, to a level of 1% at 2010.

The royalty expenses for the years ended December 31, 2008 and 2009 were approximately NIS 68 million and NIS 65 million, respectively, and are included under "cost of revenues".

2)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. The Company paid a total amount of approximately NIS 55 million, for each of the  years 2008 and 2009. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due.

3)	At December 31, 2009, the Company is committed to acquire property and equipment for approximately NIS 86 million.

4)
At December 31, 2009, the Company is committed to acquire handsets for approximately NIS 848 million including an estimation of the following. On June 15, 2009 the Company announced that it has entered into an agreement with Apple Sales International for the purchase and resale of iPhone handsets in Israel. The term of the Agreement is three years during which the Company has agreed to purchase a minimum quantity of iPhone handsets per year which quantity will represent a significant portion of the Company's expected handset purchases over that period. The total cost of the purchases will depend on the prices of the handsets at the time of purchase.

5)	See note 13(f) regarding financial covenants and note 13 (g) regarding negative pledge.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – COMMITMENTS AND CONTINGENCIES (continued):

b.	Operating leases:

The Company has entered into operating lease agreements as follows:

1)
After the end of the reporting period an amendment to the lease agreements for its headquarters facility in Rosh Ha'ayin was signed. According to which the lease term is until the end of 2016, and the Company has an option to shorten the lease period to end in 2014. The rental payments are linked to the Israeli CPI.

2)
Lease agreements for service centers and retail stores for a period of two to five years. The Company has an option to extend the lease periods for up to twenty years (including the original lease periods). The rental payments are linked to the dollar or to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

3)
Lease agreements in respect of cell sites and switching stations throughout Israel are for periods of two to three years. The Company has an option to extend the lease periods up to ten years (including the original lease periods). The rental payments fees are linked to the dollar or linked to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

4)	As of December 31, 2009 operating lease agreements in respect of vehicles are for periods of up to three years. The rental payments are linked to the Israeli CPI.

5)	Non-cancelable minimum operating lease rentals are payable including option periods which are reasonably certain are as follows:

New Israeli shekels
December 31, 2009
In millions
Less than one year	220
Between one and five years	646
More than five years	462
1,328

6)	The rental expenses for the years ended December 31, 2009 and 2008 were approximately NIS 247 million, and NIS 233 million, respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – COMMITMENTS AND CONTINGENCIES (continued):

c.	Lawsuits and litigations:

In the ordinary course of business, the Company is involved in a number of lawsuits. The costs that may result from these lawsuits are only accrued for when it is probable that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings that may require a reassessment of this risk. The Company's assessment of risk is based both on the advice of legal counsel and on the Company's estimate of the probable settlement amount that is expected to be incurred, if such a settlement will be agreed by both parties.

The most material litigation and claims that are described below:

1)
On April 13, 2003, a claim was filed against the Company and other cellular telecommunication companies, together with a request to recognize this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants, if the claim is recognized as a class action, is estimated at approximately NIS 120 million (if the court rules that no fee should have been collected) or alternatively NIS 90 million (if the court rules that the fees are excessive). The claim is still in the preliminary stage of the motion to certify it as a class action.

2)
On August 8, 2006, a claim was filed against the Company and other cellular telecommunication companies together with a request to recognize this claim as a class action for collecting undue payment from its customers on calls to land line companies when the receiver of the call hangs up first. The amount of the claims against all the defendants, if the claim is recognized as a class action, is estimated at approximately NIS 100 million for the seven year period leading up to the filing of the claim. The claim is still in the preliminary stage of the motion to certify it as a class action.

3)
On February 27, 2007, a claim was filed against the Company and two other cellular telecommunication companies together with a request to recognize this claim as a class action. The claim is for sums that were allegedly overcharged in breach of the Company's licenses, based on intervals larger than the intervals the defendants were allegedly authorized to charge under their licenses, for calls initiated or received by the subscribers while abroad. If the claim is recognized as a class action, the total amount claimed from the defendants is estimated by the plaintiffs to be approximately NIS 449 million, of which, approximately NIS 88 million is attributed to the Company.

On August 20, 2009, the claim was dismissed.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – COMMITMENTS AND CONTINGENCIES (continued):

4)
On August 9, 2007, a claim was filed against the Company, together with a request to recognize this claim as a class action. The claim is that the Company discontinues providing services to prepaid subscribers that have not used their number for a period of thirteen months and transferred the number to other subscribers. The claimants allege that this violates the terms of the Company's license as well as the requirements against deception and the disclosure requirements in the Consumer Protection Law.

If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 161.7 million. The claim is still in the preliminary stage of the motion to certify it as a class action.

5)	On December 16, 2007 a claim and a motion to certify the claim as a class action was filed against the Company and two other cellular communications companies.

The plaintiffs allege that cell sites were illegally erected near their properties, causing environmental damage. They seek various remedies, including removal of all alleged illegal devices, and if the claim is recognized as a class action a sum of NIS 1 billion (1,000 NIS per person times 1 million people allegedly effected) that would be given to a fund managed by environment and cellular specialists. The claim is still in the preliminary stage of the motion to certify it as a class action.

6)
On November 29, 2007 a petition was filed in the Supreme Court against the Minister of Communications, the Legal Counsel of the Israeli Ministry of Communications and the Chief Executive Officer in the Ministry of Communications, and also against the Company (as well as two other cellular communications companies) as formal respondents.

The petition deals with the decision of the Minister of Communications according to which cellular companies are not allowed to market programs that include limitation to 1 minute minimum (programs that charge the subscriber for the whole first minute even if he used only a part of it).

The petitioner's motion is to implement the above mentioned decision retroactively and alternatively to instruct the cellular companies to forfeit the fines they collect from customers who wish to leave these programs.

On January 25, 2010 the petition was dismissed.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – COMMITMENTS AND CONTINGENCIES (continued):

7)
On March 23, 2008, a claim and a motion to certify the claim as a class action were filed against the Company. The claim is that the Company overcharges subscribers for calls and that the subscribers' bill includes incorrect and unclear information.

The total amount to be claimed under the class action is not estimated by the plaintiff.

On January 11, 2010, the claim was dismissed.

8)
On June 26, 2008, a claim and a motion to certify the claim as a class action were filed against the Company. The claim is that the Company is charging consumers for providing special numbers, allegedly in breach of the Company's license. If the claim is recognized as a class action, the total amount claimed from the defendants, is estimated by the plaintiffs to be approximately NIS 90 million. During a preliminary hearing that took place on June 22, 2009, the court asked the plaintiff to consider the continuation of his legal procedure. On September 6, 2009, the court set up dates for the filing of summations by the parties.

On January 7, 2010, the claim was dismissed. On February 10, 2010, the plaintiff submitted an appeal to the Supreme Court in Jerusalem.

9)
On January 19, 2009, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company misled its customers who purchased a particular model of handset by not highlighting the fact that there were faults with certain of that model's functions and not offering replacement models free of additional obligation. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 70 million. The claim is still in the preliminary stage of the motion to certify it as a class action.

10)
On March 18, 2009, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company should not have charged its subscribers for various different services under certain circumstances. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 1,250 million.

On August 17, 2009 the claim was dismissed.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – COMMITMENTS AND CONTINGENCIES (continued):

11)
On April 22, 2009, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charges certain subscribers for certain calls not according to their rate plan. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 187 million. The claim is still in the preliminary stage of the motion to certify it as a class action.

12)
On August 17, 2009, a claim and a motion to certify the claim as a class action were filed against the Company, another cellular operator and two content providers and integrators. The claim alleges that the Company charged subscribers for certain content services, without their consent. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 228 million. The claim is still in the preliminary stage of the motion to certify it as a class action.

13)
On August 24, 2009, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company misled its subscribers by wrongfully not disclosing material terms of sale in a certain marketing campaign that it carried out. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 982 million.

On January 17, 2009 the claim was dismissed.

14)
On November 17, 2009, a claim and a motion to certify the claim as a class action were filed against the Company, two other cellular communications companies and the Minister of Communications. The claim alleges that the cellular operators discriminate against the non-religious subscribers by not offering them certain tariffs and terms that are offered to the religious sector. If the claim is recognized as a class action, the total amount claimed from the defendants is estimated by the plaintiffs to be approximately NIS 900 million (for all defendants together). The claim is still in the preliminary stage of the motion to certify it as a class action.

On February 11, 2010, the claim was dismissed.

15)
Additional 10 claims were filed against the Company, together with a request to recognize these claims as class actions. The total amount of the claims against the Company, if the claims are recognized as a class action, is estimated at approximately NIS 315 million. One of the claims in the amount of NIS 28 million was recognized as a class action.

16)
On May 20, 2008, the Ministry of Communications (MOC) informed the Company that following an audit of the MOC by the State Comptroller they are reconsidering the Company's continued use of one of the frequency bands which the Company is using on a shared basis with another operator and claiming payment for its past use (which according to the MOC's claim is approximately NIS 42.5 million).

On February 2010 an agreement with the MOC was reached, according to which the allocation of the frequency bands was completed, and the sum that the Company is required to pay for the use of the frequency band was agreed. Accordingly, the Company recognized a provision of NIS 31 million as of December 31, 2009 in respect of the above issue.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – COMMITMENTS AND CONTINGENCIES (continued):

17)
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

Between January 3, 2006 and December 31, 2009 the Company provided the local authorities with 348 indemnification letters as a pre-condition for obtaining building permits.

If the Company shall be required to make substantial payments under the indemnity letters, it could have an adverse effect on the Company's financial results.

The Company assumes that the requirement to provide indemnification letters might require it to change locations of sites to different, less suitable locations and to dismantle some of their sites. These changes in the deployment of the sites might have an adverse effect on the extent, quality and capacity of the network coverage.

18)	In addition to all the above mentioned claims the Company is a party to various claims arising in the ordinary course of its operations.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – SHAREHOLDER'S EQUITY AND SHARE BASED PAYMENTS:

a.	Share capital:

The Company's shares are traded in the form of American Depository Receipts ("ADRs"), each representing one ordinary share, on the NASDAQ Global Market, and on the Tel-Aviv stock exchange (TASE) according to the dual listing regulations.

Under the provisions of the license granted to the Company (note 1a(2)), restrictions are placed on transfer of Company shares and placing liens thereon. The restrictions include the requirement that the advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company's shares to a third party.

On February 6, 2008, the Company's Board of Directors approved a share buyback of up to NIS 600 million in 2008. Through December 31, 2008 the Company purchased 4,467,990 shares at the cost of NIS 351 million. In view of the significant market turbulence, the Board of Directors subsequently suspended the share buy-back plan.

In accordance with Israeli Companies Law, Company shares that have been acquired and are held by the Company are dormant shares as long as they are held by the Company, and as such they do not bear any rights until they are transferred to a third party.

The holders of ordinary shares are entitled to receive dividends as declared.

See also note 18 c. in respect of dividends.

b.	Share based compensation to employees – share options:

1) a.
In October 2000, the Company's Board of Directors approved an employee stock option plan (hereafter - the "2000 Plan"), pursuant to which 4,472,222 ordinary shares were reserved for issuance upon the exercise of 4,472,222 options to be granted to employees without consideration. The options vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company's employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

The NIS denominated exercise price per share of the options, is equal to the market price of the Company's shares on the date on which the options are granted.

During November 2003, 419,930 options of this plan were transferred to options under the 2003 amendment Plan (see c below).

Through December 31, 2009 - 5,317,555 options were granted pursuant to the 2000 Plan, of which 3,774,722 options have been exercised, 1,395,333 options were forfeited and 111,000 expired (options forfeited and expired were available for subsequent grants).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 - SHAREHOLDER'S EQUITY AND SHARE BASED PAYMENTS (continued):

b.
On November 13, 2003, the Company's Board of Directors approved an amendment to the terms and provision of the 2000 Plan, in order to adjust the terms of the 2000 Plan to comply with new tax legislation that came into force in January 2003. On December 2003, the Company offered the employees, who received options under the 2000 plan, to exchange their unvested options, with the same amount of identical options, under the amended plan and to benefit from the capital gain's tax route pursuant to Section 102(b)(2) of the Israeli Income Tax Ordinance. Employees holding options to purchase 962,104 ordinary shares accepted this offer.

On December 30, 2003, the Company's Board of Directors approved the grant of 195,000 options (out of the 419,930 options that were transferred from the 2000 Plan) under the 2003 amended Plan with an exercise price of NIS 20.45 - which was less than the market price on the date of grant. Through December 31, 2007 all 195,000 options that were granted have been exercised.

The options vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company's employ.

On 26 March 2008, the Board of Directors of the Company approved the termination of the 1998 Plan, the 2000 Plan and 2003 Amended Plan.  Since then, no further share options were granted under these three plans, and all outstanding share options thereunder will remain valid and bear all terms and conditions of the relevant option plans.

c.
In July 2004, the Company's Board of Directors approved a stock option plan (hereafter - the "2004 Plan"), pursuant to which 5,775,000 ordinary shares were reserved for issuance upon the exercise of 5,775,000 options to be granted without consideration. The options vest in four equal annual batches, provided the employee is still in the Company's employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

For grants made after December 31, 2008 the NIS denominated exercise price per share of the options, is equal to the average market price of the Company's shares for the 30 trading days preceding the day on which the options are granted.

On March 26, 2008, the 2004 Share Option Plan was amended by the Board of Directors to include the following material amendments for new grants: to increase the total number of the Company's shares reserved for issuance upon exercise of all options granted under the 2004 Share Option Plan by 8,142,000 shares; to introduce the acceleration of option vesting and exercisability in the event of a change of control or voluntary winding up; and to allow, upon compliance with certain conditions, the "cashless" exercise of vested options, according to which, upon exercise by the option holder of a given number of options, but without payment of the exercise price, the option holder would receive from the Company only the number of shares whose aggregate market value equals the economic gain which the option holder would have realized by selling all the shares purchased at their market price, net of the option exercise price.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 - SHAREHOLDER'S EQUITY AND SHARE BASED PAYMENTS (continued):

d.
On February 23, 2009, the 2004 Share Option Plan, was further amended by the Board of Directors (the "Plan Amendments") to include the following two material amendments: (i) with respect to options granted on or after February 23, 2009, the date of approval of the Plan Amendments by the Board of Directors (the "Board Approval"),a dividend-adjustment mechanism, reducing the exercise price of such options following each dividend distribution in the ordinary course in an amount in excess of 40% (forty percent) or of another percent resolved by the Board of Directors, of the Company's net income for the relevant period ("the Excess Dividend") by an amount equal to the gross amount of the Excess Dividend per Ordinary Share. (ii) with respect to all options granted under the 2004 Share Option Plan, a dividend adjustment mechanism reducing the exercise price of such options following each dividend distribution other than in the ordinary course, by an amount which the Board of Directors considers as reflecting the impact such distribution will have or will likely to have on the trading price of the Ordinary Shares, and provisions authorizing the Board of Directors to allow option holders to exercise their vested options during a fixed period, through a cashless exercise procedure, pursuant to which each vested option will entitle its holder to the right to purchase Ordinary Shares (subject to the adjustments). The Plan Amendments were approved by the Company's shareholders.

The amendment of the 2004 plan on February 2009 did not have an effect on the Company's financial results regarding the grants made before that date.

Through December 31, 2009 – 11,312,500 options have been granted to Company's employees pursuant to the 2004 Plan, of which 4,459,041 options have been exercised, 1,569,389 options were forfeited and 4,625 options expired (options forfeited and expired are available for subsequent grants).

As of December 31, 2009 - 4,178,514 of the 2004 Plan remain ungranted.

The ordinary shares derived from the exercise of the options confer the same rights as the other ordinary shares of the Company.

On February 9, 2010 the Company's Board of Directors approved the cashless exercise procedure according to which, option holders who were granted options on or after February 23, 2009 would be allowed to exercise their options only through a cashless exercise procedure and those granted options before February 23, 2009 would be able to choose between the cashless exercise procedure and the regular option exercise procedure.

On December 27, 2009, following a resolution to distribute a special dividend in the amount of NIS 1.4 billion (as a result of a capital reduction), the Board of Directors approved a reduction to the exercise price in an amount equivalent to 50% of the special dividend per share.

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

NOTE 18 - SHAREHOLDER'S EQUITY AND SHARE BASED PAYMENTS (continued):

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

The Company claimed these expenses during 2009 for tax purposes.

2)	Following is a summary of the status of the plans as of December 31, 2008 and 2009 and the changes therein during the years ended on those dates:

	Year ended December 31
	2008		2009
	Number	Weighted average exercise price	Number	Weighted average exercise price
		NIS		NIS
Balance outstanding at beginning
of year	2,863,818	36.06	2,231,187	39.21
Changes during the year:
Granted	76,000	66.05	4,185,500	*60.42
Exercised	(566,614)	29.38	(1,020,742)	37.28
Forfeited	(142,014)	29.62	(71,250)	29.1
Expired	(3)	1.27	(8,750)	27.35
Balance outstanding at end of year	2,231,187	39.21	5,315,945	56.47
Balance exercisable at end of year	1,031,312	33.64	928,945	45.25

* After taking into account the dividend benefit.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during 2008 and 2009 is NIS 14.46 and NIS 8.94 per option, respectively. The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 2008 6.21% and 2009 4.42%; expected volatility of 24% and 27%, respectively; risk-free interest rate: 2008 - 4.3%, 2009 – 2.9%; weighted average expected life: 2008-3 years, 2009 - 4 years. The expected volatility is based on a historical volatility, by statistical analysis of the daily share price for periods corresponding the option's expected life. The expected life is expected length of time until expected date of exercising the options, based on historical data on employees' exercise behavior and anticipated future condition.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 - SHAREHOLDER'S EQUITY AND SHARE BASED PAYMENTS (continued):

Share options outstanding as of December 31, 2009 have the following expiry date and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS
2010	17,750	17.49
2011	18,750	21.72
2014	294,600	26.74
2015	29,325	30.73
2016	170,500	33.12
2017	635,250	53.08
2018	68,770	66.05
2019	4,081,000	60.47

Share options outstanding as of December 31, 2008 have the following expiry date and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS
2009	115,300	27.29
2010	20,250	17.46
2011	21,250	21.72
2014	636,779	26.74
2015	191,901	33.13
2016	353,707	33.14
2017	816,000	53.19
2018	76,000	66.05

c.	Dividends

	For the year ended December 31,
	2008		2009
	Per share in NIS	NIS in millions	Per share in NIS	NIS in millions
Cash dividends declared during the year	6.06	942	6.38	982
Tax withheld		(18)		(14)
Previously withheld tax - paid during the year		6		18
Net Cash flow in respect of dividends during the year		930		986

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 - SHAREHOLDER'S EQUITY AND SHARE BASED PAYMENTS (continued):

Dividends declared for the reported periods are as follows:

	Dividends Declared for the periods of the year
	2008		2009
	Per share in NIS	NIS in millions	Per share in NIS	NIS in millions
First quarter	1.24	194	1.54	237
Second quarter	1.26	194	1.49	230
Third quarter	1.54	236	1.94	299
Forth quarter	1.41	216	1.89	293
	5.45	840	6.86	1,059

On December 28, 2009 the Company announced that its Board of Directors' resolved to distribute a dividend of NIS 1.4 billion to the Company's shareholders. The Company submitted an application to the District Court to approve the dividend distribution  ("Distribution Application"). On February 22, 2010 the Company announced that the District Court approved the Distribution Application in the total amount of NIS 1.4 billion (exceeding the surpluses for distribution) to the Company's shareholders. Following the District Court's approval, the dividend in the total amount of NIS 1.4 billion which is NIS 9.04 per share is expected to be paid on March 18, 2010 to shareholders and ADS holders of record on March 7, 2010. The distribution will result in a reduction of equity by an equal amount and be financed by debt See also note 14 in respect settlement reached with notes payable series A holders.

On March 16, 2010, the Company's Board of Directors resolved and recommended the distribution of a cash dividend (with respect to the fourth quarter of 2009) in the amount of NIS 1.89 per share (approximately NIS 293 million) to shareholders of record on April 7, 2010, to be paid on April 22, 2010.

The Company intends to pay any dividends in shekels. Under current Israeli regulations, any dividends or other distributions paid in respect of ordinary shares may be freely repatriated in non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on or withheld from such dividends. Because exchange rates between the shekel and the US dollar fluctuate continuously, a holder of ADSs will be subject to currency fluctuation generally and, particularly, between the date when dividends are declared and the date dividends are paid..

The Company's dividend policy for 2009 provided for an 80% dividend payout ratio of 80% of the annual net income, the same as with respect to the year 2008. For the year 2009, the Company distributed dividends and declared a final dividend on March 16, 2010 (with respect to the fourth quarter of 2009), which in the aggregate represent a payout ratio of approximately 93% of the Company's annual net income for the year.

See note 13(f) regarding financial covenants.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 – EXPENSES

a.	Cost of revenues

	New Israeli shekels
	Year ended December 31,
	2008	2009
	In millions

Payments to transmission, communication and content providers	1,306	1,238
Cost of revenues - equipment	843	564
Wages and employee benefits expenses plus car maintenance	471	557
Depreciation and amortization	432	558
Costs of replacing or repairing damaged handsets	213	212
Operating lease, rent and overhead expenses	279	293
Network maintenance	135	147
Carkit installation, IT support, and other operating expenses	89	93
Royalties expenses	68	65
Other	32	43
Total Cost of revenues	3,868	3,770

b.	Selling and marketing expenses

	New Israeli shekels
	Year ended December 31,
	2008	2009
	In millions
Wages and employee benefits expenses plus car maintenance	170	184
Advertising and marketing	103	118
Selling commissions, net	32	8
Depreciation	12	7
Other	71	70
Total selling and marketing expenses	388	387

c.	General and administrative expenses

	New Israeli shekels
	Year ended December 31,
	2008	2009
	In millions
Allowance for doubtful accounts	96	78
Wages and employee benefits expenses plus car maintenance	66	87
Professional fees	33	40
Credit card commissions	29	32
Depreciation	19	12
Other	41	41
Total general and administrative expenses	284	290

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 – EXPENSES (continued):

d.	Employee benefit expense

	New Israeli shekels
	Year ended December 31,
	2008	2009
	In millions
Wages and salaries, including social benefits; social security costs and pension cost: defined contribution plans and defined benefit plans	642	745
Expenses in respect of share options that were granted to employees	9	22
	651	767

NOTE 20 – OTHER INCOME, NET

	New Israeli shekels
	Year ended December 31,
	2008	2009
	In millions
Unwinding of trade receivables	65	60
Other income	-	12
Capital loss from sale of property and equipment	(1)	(3)
Net other income	64	69

NOTE 21 – FINANCE COSTS, NET

	New Israeli shekels
	Year ended December 31,
	2008	2009
	In millions
Fair value gain from derivative financial instruments, net	11	18
Net foreign exchange gains	10	-
Interest income from cash equivalents	4	1
Expected return on plan assets	3	6
Other	2	3
Finance income	30	28

Interest expenses	94	86
Linkage expenses to CPI	102	88
Interest costs in respect of liability for employees rights upon retirement	7	9
Net foreign exchange rate costs	-	9
Factoring costs, net	11	4
Other finance costs	-	8
Finance expense	214	204
Finance costs, net	184	176

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – INCOME TAX EXPENSES:

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

b.	Tax rates applicable to income of the Company and its subsidiary

The income of the Company and its Israeli subsidiary is taxed at the regular rate.  Through December 31, 2003, the corporate tax was 36%.  In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted.  One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%.  In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140.  As a result of the aforementioned amendments, the corporate tax rates for are as follows: 2008 - 27%, 2009 - 26% and for 2010 and thereafter - 25%.

On July 23, 2009, The Law of Economic Efficiency (legislation amendments for implementation of the economic plan for the years 2009 and 2010) was enacted. One of the provisions of this law is that the corporate tax rate is to be gradually further reduced from 26% in 2009 and 25% in 2010 to 18% as follows: 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015, and for 2016 and thereafter – 18%.

As a result of the aforementioned change in the future corporate tax rate, the deferred tax assets as of September 30, 2009 have increased in the amount of approximately NIS 18 million, with corresponding decrease in deferred tax expenses.

c.	Losses carried forward to future years

At December 31, 2009, a subsidiary of the Company had carryforward tax losses of approximately NIS 15 million. The carryforward tax losses can be utilized indefinitely. The Company did not recognize deferred tax assets in respect thereof.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 - INCOME TAX EXPENSES (continued):

d.	Deferred income taxes

Balances of deferred tax asset (liability) are attributable to the following items:

Balance of deferred tax asset (liability) in respect of	As at January 1, 2008	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2008	Charged to the income statement	Effect of change in corporate tax rate	Charged to other comprehensive income	As at December 31, 2009
	New Israeli shekels In millions
Allowance for doubtful accounts	43	23		66	(3)	(2)		61
Provisions for employee rights	14	1	5	20	(1)	(1)	(4)	14
Subscriber acquisition costs	42	(1)		41	(30)	(1)		10
Depreciable fixed assets	(46)	(44)		(90)	(35)	26		(99)
Amortized license and other intangibles	11			11	8	(4)		15
Options granted to employees	22			22	(18)			4
Financial instruments		9		9	(5)			4
Other	(1)	3		2	3			5
Total	85	(9)	5	81	(81)	18	(4)	14

	New Israeli shekels
	December 31,
	2008	2009
	In millions
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	76	57
Deferred tax assets to be recovered within 12 months	95	56
	171	113
Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	90	99
Deferred tax liabilities to be recovered within 12 months	-	-
	90	99
Deferred tax assets (net)	81	14

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 - INCOME TAX EXPENSES (continued):

e.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b. above), and the actual tax expense:

	New Israeli shekels
	Year ended December 31
	2008	2009
	In millions
Profit before taxes on income,
as reported in the income statements	1,642	1,525
Theoretical tax expense	443	396
Increase (decrease) in tax resulting from
disallowable deductions:
In respect of previous years	2
For the current year	5	3
Change in corporate tax rate, see b above		(18)
Change in the estimated utilization period of
the tax assets	(4)
Other	(2)	3
Income tax expenses	444	384

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 - INCOME TAX EXPENSES (continued):

f.	Taxes on income included in the income statements:

1)	As follows:

	New Israeli shekels
	Year ended December 31
	2008	2009
	In millions
For the reported year:
Current	423	321
Deferred, see d above	20	76
Effect of change in corporate tax rate on deferred taxes		(18)
In respect of previous year:
Current	12	-
Deferred, see d above	(11)	5
	444	384

g.	Tax assessments:

1)	The Company has received final corporate tax assessments through the year ended December 31, 2006.

2)	Tax returns filed by the subsidiary through the year ended December 31, 2004 are considered to be final.

3)	All income before taxes and income tax expenses for all of the reporting periods are local in Israel.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a.	Transactions with Hutchison group

During 2009 the Company entered into various agreements with Hutchison Telecom in the ordinary course of business for the purchase of certain products or services or obtaining licenses.  Each such related party agreement was subject to review by the Audit Committee pursuant to normal Company procedure.  In each case the Audit Committee concluded that the agreements were on market terms and would not have a substantial effect on the Company's results of operations or obligations.

Based on information provided to the Company by Hutchison Telecom, Hutchison Telecom granted a one-time cash payment to selected employees of the Company, shortly following Hutchison Telecom’s sale of its controlling interest, in recognition of the contribution made by such employees to the value of the Company.  According to Hutchison Telecom, the aggregate value of such one-time payment to the Company’s executive officers was NIS 18.4 million.

Transactions with Hutchison group	New Israeli shekels
	Year ended December 31, 2008	Period from January 1, 2009 to October 28, 2009 (*)
	In millions
Acquisition of handsets from related parties	9	11

Selling commissions, maintenance and other expenses	4	5

(*) During the period from January 1, 2009 to October 28, 2009, expenses of NIS 0.4 million, NIS 15.6 million were made to Hutchison Telecommunications Cayman and Hutchison Telephone Company, respectively.

The transactions are carried out in the ordinary course of business. Management believes that such transactions were carried out under normal market conditions.

As of October 28, 2009, upon Scailex becoming our principal shareholder, Hutchison Telecom and its affiliates were no longer related parties with Partner.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued):

b.	Transactions with Scailex group

As of October 28, 2009, upon Scailex becoming the Company's principal shareholder, Hutchison Telecom and its affiliates were no longer related parties with the Company.

On December 28, 2009, the Company's Audit Committee and Board of Directors approved the existing perennial agreement with Scailex, the Company's principal shareholder as of October 28, 2009. Under the agreement, the Company will purchase, from time to time, cellular handsets, accessories and spare parts which are manufactured by Samsung electronics Ltd. and imported into Israel by Scailex ("the Samsung Products").  The Company's Audit Committee and Board of Directors also approved additional commercial arrangements between Scailex and the Company related to the annual volumes of the Company's purchases of the Samsung Products and to Scailex’s annual gross profit margin from these transactions with the Company compared to their gross profit margin from similar transactions with all their customers in Israel (together with the annual agreement, the “Samsung Products Agreement"). The total volume of the transactions between Scailex and the Company under the Samsung Products Agreement shall not exceed NIS 250 million, on an annual basis. However, in accordance with the Samsung Products Agreement, Scailex and the Company may increase the scope of annual purchases of Samsung Products by an additional amount of up to NIS 50 million, subject to the approval of the Audit Committee and Board of Directors of each of the companies.

Pursuant to the terms of the Samsung Products Agreement, the prices of the Samsung Products shall be determined by negotiations between Scailex and us; however, Scailex’s total and accumulative annual gross profit margin from transactions with the Company regarding each group of products  (purchase of handsets, accessories or spare parts) ("Annual Gross Profit Margin") shall not exceed Scailex's average gross profit margin from the same group of products with their customers in Israel during the same calendar year (the "Average Gross Profit Margin"). If the Annual Gross Profit Margin of any group of products, exceeds Scailex's Average Gross Profit Margin, from the same group of Products, by more than 10% of the Average Gross Profit Margin, Scailex shall credit the difference to us.

The Samsung Products Agreement shall become effective subject to the approval of the General Meeting of Shareholders of the Company.  The term of the Samsung Products Agreement shall be for a period of three years commencing on October 28, 2009, the date Scailex became the Company's principal shareholder.

Transactions with Scailex group	New Israeli shekels
Period from October 28, 2009 to December 31, 2009
In millions
Service revenues	0.9

Acquisition of handsets from related parties	14

Selling commissions, maintenance and other expenses	2

The transactions are carried out in the ordinary course of business. Management believes that such transactions were carried out under normal market conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued):

c.	Statement of financial position items with related parties:

New Israeli shekels
December 31, 2008
In millions
Current liabilities: Hutchison group	4

New Israeli shekels
December 31, 2009
In millions
Current liabilities: Scailex group	34

d.	Key management compensation

Key management personnel are the senior management of the Company and the members of the Company's Board of Directors.

Key management personnel compensation (including directors) comprised:

	New Israeli shekels
	Year ended December 31
	2008	2009
	In millions
Salaries and short-term employee benefits	29	28
Long term employment benefits	4	5
Employee share-based compensation expenses	4	16
	37	49

In order to encourage the Company’s executive officers to remain with the Company following the sale by Hutchison Telecom of its controlling interest, the Company’s Board of Directors, upon the recommendation and approval of its Audit and Compensation Committees, adopted a two-year retention plan on September 9, 2009.  According to the terms of the plan, retention payments will be made to each of the Company’s eligible executive officers at the first and second anniversaries of the date of adoption of the retention plan, provided the executive officer has not resigned for reasons other than for certain justified reasons, as specified in the retention plan.  The amounts of the first and second potential retention payments are the same, and the maximum aggregate amount of all retention payments together is USD 6.5 million.

The Company undertook to pay Mr. Amikam Cohen, who retired from his functions as chief executive officer on January 1, 2007, and from the Company on April 1, 2007, as part of his special retirement compensation, a non-compete payment of USD 0.6 million, in five equal installments, each payment to be made at the end of a six-month period over two and a half years starting in November 2007.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued):

e.
On December 27, 2009, the Company’s Audit Committee and Board of Directors approved an extension of the Company’s headquarters lease agreement with Mivnei Ta'asiya Ltd ("Mivnei Ta'asiya").  Mr. Ilan Ben Dov, who is the controlling shareholder of Scailex, the Company's principal shareholder, is also the controlling shareholder of Tau Tshuot Ltd ("Tau"), which holds 4.9% of the issued share capital of Mivnei Ta'asiya.

Under the extension, the lease period for all rented office space shall be consolidated and extended for seven years (until 31 December 2016).  In consideration of the extension of the lease agreement, a discount of 5% has been granted on the rental fees. As a result, the lease fees for 2010 shall be NIS 24 million.

The Company shall have the right to extend the lease period by an additional three or five years. Should the Company choose to extend the lease by an additional five years, the lease fee shall be reduced by 2.5%.  The Company also has the right to shorten the lease period regarding all or part of the leased properties and terminate the lease on December 31, 2014.  See also note 17 b (1).

f.
During 2009 we purchased a substantial portion of our Nokia handsets from Eurocom Communications Ltd. On November 19, 2009, Eurocom sold their shares in the Company to Suny Electronics Ltd. The Company believes that the purchase transactions of the handsets from Eurocom were done at arms length and on market terms. If  need be, Nokia handsets can be purchased from both Israeli and and international suppliers and thereby reduce the dependency on Eurocom. These purchase prices may be higher than the purchase prices from Eurocom. As part of the Hutchison group, the Company benefited from conditions and prices of Nokia handset purchases, that were agreed upon between Hutchison and Nokia. Since the Company was acquired by Scailex and is no longer part of the Hutchison group, the purchase conditions from Eurocom may be updated. Additional conditions and agreements between the Company and Eurocom are set from time to time.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 24 – DILUTED EARNINGS PER SHARE

Following are data relating to the net income and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	New Israeli shekels
	Year ended December 31
	2008	2009
Profit used for the computation of
basic and diluted EPS:
Profit (in millions)	1,198	1,141
Weighted average number of shares used
in computation of basic EPS (in thousands)	155,350	153,809
Add - net additional shares from assumed
exercise of employee stock options (in thousands)	1,170	1,008
Weighted average number of shares used in
computation of diluted EPS (in thousands)	156,520	154,817

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 –TRANSITION FROM US GAAP TO IFRS:

An explanation of how the transition from US GAAP to IFRS has affected the Company's financial position and financial performance is set out in the following tables and the notes that accompany the tables.

Exemptions from full retrospective application elected by the Company:

(1)	Fair value as deemed cost exemption The Company has elected to measure property and equipment at fair value as at January 1, 2008. See A Below.

(2)
Business combinations exemption

The Company has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the January 1, 2008 transition date.

The following adjustments relate to the effect of the transition to reporting under IFRS, as issued by the International Accounting Standards Board, as do the explanations with respect to these adjustments and with respect to the exemptions that the Company has elected to apply upon the transition to the IFRS. The adjustments are presented as follows:

1)	Adjustments to the consolidated statements of financial position as of December 31, 2008 and January 1, 2008.
2)	Adjustments to the consolidated statements of income for the year ended December 31, 2008.
3)	Adjustments to certain equity items as of December 31, 2008, and January 1, 2008.
4)	Explanations with respect to the above adjustments, together with a description of the exemptions adopted by the Company under IFRS 1 during the course of the transition to the IFRS.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 –TRANSITION FROM US GAAP TO IFRS (continued):

Consolidated statement of financial position:

		As of January 1, 2008
		Reported under US GAAP	Effect of t ransition to IFRS	IFRS
	Note	New Israeli shekels In millions
CURRENT ASSETS
Cash and cash equivalents		148		148
Trade receivables		1,121		1,121
Other receivables	E	73	(23)	50
Inventories		133		133
Derivative financial instruments	E		27	27
Deferred income taxes	F	46	(46)
		1,521	(42)	1,479

NON CURRENT ASSETS
Trade Receivables		446		446
Funds in respect of employee rights upon retirement	C	89	(89)
Property and equipment	A, H	1,728	(38)	1,690
Licenses and other intangible assets	B, H, I	1,154	227	1,381
Deferred income taxes	F	94	(9)	85
		3,511	91	3,602

TOTAL ASSETS		5,032	49	5,081

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 –TRANSITION FROM US GAAP TO IFRS (continued):

Consolidated statement of financial position:

		As of January 1, 2008
		Reported under US GAAP	Effect of transition to IFRS	IFRS
	Note	New Israeli shekels In millions
CURRENT LIABILITIES
Current maturities of notes payable and of other liabilities and current borrowings		28		28
Trade payables		750		750
Parent group - trade		3		3
Other payables	E, G	323	(67)	256
Deferred revenue		53		53
Derivative financial instruments	E		19	19
Current income tax liability	G		48	48
		1,157		1,157

NON CURRENT LIABILITIES
Notes payable	I	2,073	(17)	2,056
Liability for employee rights upon retirement	C	132	(101)	31
Dismantling and restoring sites obligation	D		19	19
Other liabilities	D	14	(11)	3
		2,219	(110)	2,109
TOTAL LIABILITIES		3,376	(110)	3,266

EQUITY
Share capital		2		2
Capital surplus	B, J	2,545	(116)	2,429
Accumulated deficit		(891)	275	(616)
Total Equity		1,656	159	1,815
TOTAL EQUITY AND LIABILITIES		5,032	49	5,081

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 –TRANSITION FROM US GAAP TO IFRS (continued):

Consolidated statement of financial position:

		As of December 31, 2008
		Reported under US GAAP	Effect of transition to IFRS	IFRS
	Note	New Israeli shekels In millions
CURRENT ASSETS
Cash and cash equivalents		184		184
Trade receivables		1,103		1,103
Other receivables	E	60	(27)	33
Inventories		125		125
Derivative financial instruments	E		27	27
Deferred income taxes	F	70	(70)
		1,542	(70)	1,472

NON CURRENT ASSETS
Trade Receivables		417		417
Funds in respect of employee rights upon retirement	C	82	(82)
Property and equipment	A, D, H	1,756	179	1,935
Licenses and other intangible assets	B, H, I	1,061	199	1,260
Deferred income taxes	F	110	(29)	81
		3,426	267	3,693
TOTAL ASSETS		4,968	197	5,165

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 –TRANSITION FROM US GAAP TO IFRS (continued):

Consolidated statement of financial position:

		As of December 31, 2008
		Reported under US GAAP	Effect of transition to IFRS	IFRS
	Note	New Israeli shekels in millions
CURRENT LIABILITIES
Current maturities of notes payable and of other liabilities and current borrowings		568		568
Trade payables		819		819
Parent group - trade		4		4
Other payables	E, G	295	(49)	246
Deferred revenue		48		48
Derivative financial instruments	E		7	7
Current income tax liability	G		42	42
		1,734		1,734

NON CURRENT LIABILITIES
Notes payable	I	1,625	(12)	1,613
Liability for employee rights upon retirement	C	148	(95)	53
Dismantling and restoring sites obligation	D		23	23
Other liabilities	D	22	(12)	10
		1,795	(96)	1,699
TOTAL LIABILITIES		3,529	(96)	3,433

EQUITY
Share capital		2		2
Capital surplus	B, J	2,570	(124)	2,446
Accumulated deficit		(782)	417	(365)
Treasury shares		(351)		(351)
Total Equity		1,439	293	1,732
TOTAL EQUITY AND LIABILITIES		4,968	197	5,165

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 –TRANSITION FROM US GAAP TO IFRS (continued):

Consolidated statement of income:

		Year ended December 31, 2008
		Reported under US GAAP	Effect of transition to IFRS	IFRS
		New Israeli shekels
	Note	In millions, except per share data
Revenues		6,302		6,302
Cost of revenues	A, B, C	4,052	(184)	3,868
Gross Profit		2,250	184	2,434
Selling and marketing expenses	C	389	(1)	388
General and administrative expenses	K, C	256	28	284
Other income	K		64	64
Operating profit		1,605	221	1,826
Finance income			30	30
Finance expenses			214	214
Financing costs, net	C, D, E, K	158	(158)
Profit before income tax		1,447	195	1,642
Income tax expense	A, B, C, D, E	396	48	444
Profit for the year		1,051	147	1,198
Earnings per share
Basic		6.77	0.94	7.71
Diluted		6.73	0.92	7.65

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 –TRANSITION FROM US GAAP TO IFRS (continued):

Consolidated reconciliation of equity:

	New Israeli shekels In millions
	Note	Share capital	Capital surplus	Accumulated deficit	Treasury shares	Total
As of January 1, 2008 Reported under US GAAP		2	2,545	(891)		1,656
Effect of adjustments, net of tax for:
Options to employees	J		(251)	251
CPI adjustment - equity	B		135	(135)
Property and equipment	A			84		84
CPI adjustment- licenses	B			41		41
Software adjustment	B			32		32
Liability for employee rights upon retirement	C			9		9
Derivative financial instruments	E			(1)		(1)
Dismantling and restoring sites obligation	D			(6)		(6)
As of January 1, 2008 under IFRS		2	2,429	(616)		1,815

As of December 31, 2008 Reported under US GAAP		2	2,570	(782)	(351)	1,439
Effect of adjustments, net of tax for:
Options to employees	J		(259)	259
CPI adjustment - equity	B		135	(135)
Property and equipment	A			223		223
CPI adjustment- licenses	B			38		38
Software adjustment	B			30		30
Liability for employee rights upon retirement	C			9		9
Derivatives	E			(1)		(1)
Dismantling and restoring sites obligation	D			(6)		(6)
As of December 31, 2008 under IFRS		2	2,446	(365)	(351)	1,732

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 –TRANSITION FROM US GAAP TO IFRS (continued):

A. Property and equipment

At January 1, 2008, the transition date, the Company chose to state the property and equipment at their fair value and to determine that value as deemed cost, in accordance with the exemption of IFRS 1. As part of the deemed cost, the Company made an estimation of the remaining useful life of each significant component of property and equipment. Depreciation is calculated using the straight-line method for each individual significant component of an item of property and equipment. See also changes in property and equipment in respect of dismantling and restoring sites obligation in D below. The deemed cost evaluation included changing of the estimated useful lives of the property and equipment as follows:

	Before evaluation	After evaluation
years
Communications network:
Physical layer and infrastructure	5 – 10	10 – 25
Other communication network	5 – 10	3 – 15
Computers, hardware and software for information systems	3 – 7	3 – 10
Office furniture and equipment	7 – 15	7 – 10
Optic fibers and related assets	10 – 15	7 – 25

As a result, the property and equipment balance increased by NIS 114 million and NIS 299 million as at January 1, 2008 and December 31, 2008 respectively, while the deferred tax balance deriving from the differences in the measurement of the property and equipment for tax purposes decreased compared with the presentation of property and equipment for accounting purposes, by approximately NIS 30 million and NIS 76 million at January 1, 2008 and December 31, 2008 respectively. The accumulated deficit has decreased at December 31, 2008 by such net amount. As a result, the depreciation expenses for the year 2008 have decreased by NIS 188 million. As a result, the income tax expenses increased by NIS 46 million for the year ended December 31, 2008.

B. Inflation Adjustment

The value of non-monetary assets and equity items that were measured on the basis of historical cost under US GAAP have been adjusted for changes in the general purchasing power of the Israeli currency – NIS, based upon changes in the Israeli Consumer Price Index ("CPI") until December 31, 2003; as until that date the Israeli economy was considered hyperinflational according to IFRS, as a result:

1.	Capital Surplus increased by NIS 135 million at January 1, 2008 and December 31, 2008.

2.
License intangible asset increased by NIS 55 million and NIS 51 million at January 1, 2008 and December 31, 2008 respectively, while the deferred tax balance deriving from the differences in the measurement of the intangible asset for tax purposes decreased, by approximately NIS 14 million and NIS 13 million at January 1, 2008 and December 31, 2008, respectively. As a result, the cost of revenues increased for the year ended December 31, 2008 by NIS 4 million, and the income tax expense for the year ended December 31, 2008 decreased by NIS 1 million.

3.
Software intangible asset increased by NIS 43 million and NIS 38 million at January 1, 2008 and December 31, 2008 respectively, while the deferred tax balance deriving from the differences in the measurement of the intangible asset for tax purposes decreased by approximately NIS 11 million and NIS 10 million at January 1, 2008 and December 31, 2008 respectively. As a result, the cost of revenues increased for the year ended December 31, 2008 by NIS 4 million, and the income tax expense for the year ended December 31, 2008 decreased by NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 –TRANSITION FROM US GAAP TO IFRS (continued):

 C. Liability for employee rights upon retirement, net

Under US GAAP, the liability for severance pay for employees rights upon retirement was measured by multiplying the years of employment by the last monthly salary of the employee (i.e. one monthly salary for each year of employment) at the end of each reporting period, and the amount funded for severance pay that has been accumulated for this liability is measured based on redemption values at the end of each reporting period. In addition, under US GAAP, amounts funded with severance pay funds were presented as long-term investments. Under IFRS, the liability for employee rights upon retirement is computed under the provisions of IAS 19 Employee benefits (hereafter – IAS 19). Under the provisions of IAS 19, the severance pay plan of the Company is considered a "defined benefit plan" as detailed in IAS 19. Hence, the liability for employee rights upon retirement that arise from the plan is measured on an actuarial basis and takes into account, among other things, future salary raises and turnover.

In addition, the amount funded is measured at its fair value.  The said amounts funded comprise "plan assets" as defined in IAS 19, and hence, were set off from the liability for employee rights upon retirement for the purpose of statement of financial position presentation.

As a result, the liability for employee rights upon retirement, before deduction of the fair value of plan assets, decreased as of January 1, 2008 and December 31, 2008 by NIS 13 million and NIS 12 million respectively, while the deferred tax balance decreased by approximately NIS 3 million at January 1, 2008 and December 31, 2008.

As a result, funds in respect of employee rights upon retirement in the amount of NIS 89 million and NIS 82 million were setoff against the liability for employee's rights upon retirement as of January 1, 2008 and December 31, 2008 respectively.

The Company elected as its accounting policy to recognize actuarial gains (losses) arising from the valuation of the plan, according to IAS 19, on a current basis to other comprehensive income.

Actuarial losses in the amounts of NIS 13 million, net of tax, for the year ended December 31, 2008 were charged to other comprehensive income.

Finance income in the amounts of NIS 11 million for the year ended December 31, 2008 were charged to statements of income. Cost of revenues decreased for the year ended December 31, 2008 by NIS 4 million. The income tax expense for the year ended December 31, 2008 increased by NIS 4 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 –TRANSITION FROM US GAAP TO IFRS (continued):

D. Dismantling and restoring sites obligation

The Company recognizes a liability in respect of dismantling and restoring sites obligation ("ARO") associated with the retirement of a tangible long-lived asset in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset. Under US GAAP, the interest rate used for measuring changes in the liability would be the credit-adjusted, risk-free rate that existed when the liability, or portion thereof, was initially measured. Under IFRS, the Company uses a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability in accordance with IAS 37. The application of the exemption of deemed-cost for property and equipment described in note A above resulted that property and equipment were revalued to their fair values at the January 1, 2008 transition date.

As a result, the provision for ARO increased by NIS 8 million and NIS 10 million as of January 1, 2008 and December 31, 2008 respectively, while the deferred tax balance increased by NIS 2 million as of January 1, 2008 and December 31, 2008.

Under US GAAP, the provisions were presented as part of other liabilities. Under IFRS, the provisions are presented separately on the statement of financial position. As a result, amounts in respect of ARO of NIS 19 million and NIS 23 million as of January 1, 2008 and December 31, 2008 respectively, were presented separately.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 –TRANSITION FROM US GAAP TO IFRS (continued):

  E. Derivative financial instruments

US GAAP does not require bifurcation of a foreign currency embedded derivative if payment is denominated in the functional currency of a substantial party to the contract. Under IFRS, bifurcation is not required also if payments are denominated in any currency that is commonly used to purchase or sell such items in the economic environment in which the transaction takes place. Until December 31 2006, Israel was considered an economy in which the US dollar is "commonly used". Accordingly there are some transactions in which foreign currency embedded derivative was bifurcated under US GAAP but not under IFRS.

The effect of applying IFRS as of January 1, 2008 and December 31, 2008, includes a decrease in current derivative financial assets in the amount of NIS 1 million with corresponding amount (net of tax) to accumulated deficit. As a result, the finance expenses for the year ended December 31, 2008 increased by NIS 1 million.

Under US GAAP, derivative financial instruments were presented in the statement of financial position within other receivables and other liabilities. Under IFRS, the derivatives are financial instruments that are measured at fair value through profit or loss and therefore are presented separately on the statement of financial position. As a result, derivative financial assets in the amount of NIS 27 million as at January 1, 2008 and December 31, 2008, were presented separately; and derivative financial liabilities in the amount of NIS 19 million and NIS 7 million as at January 1, 2008 and December 31, 2008, respectively were presented separately.

F. Deferred Taxes

In accordance with US GAAP, deferred taxes were classified as current assets or current liabilities and non-current assets or non-current liabilities according to the classification of the assets or liabilities for which they were related. In accordance with IFRS, deferred tax assets are classified as non-current assets or non-current liabilities even if it is anticipated that they will be realized in the short-term. As a result, short-term deferred tax assets as at January 1, 2008 and December 31, 2008 in the amount of NIS 46 million and NIS 70 million, respectively, were reclassified from current assets to non-current assets.

The deferred tax asset as presented hereunder has changed based on the aforementioned changes. The changes in the deferred taxes were calculated on the basis of tax rates that are expected to be in effect when the temporary differences reverse:

		New Israeli shekels In millions
		January 1,	December 31,
	Note	2008	2008
Deferred Taxes according to US GAAP		140	180
Adjusted from transition to IFRS
Property and equipment	A	(30)	(76)
CPI adjustment – licenses	B	(14)	(13)
Software adjustment	B	(11)	(10)
Liability for employee rights upon retirement	C	(3)	(3)
Dismantling and restoring sites obligation	D	2	2
Derivative financial instruments	E	1	1
Deferred taxes according to IFRS		85	81

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 –TRANSITION FROM US GAAP TO IFRS (continued):

Hereafter are additional differences between US GAAP and IFRS which relate to presentation:

G. Current income tax liability

Under US GAAP, the income taxes payable has been presented under "other accounts payable".  Pursuant to the provisions of IAS 1R - Presentation of Financial Statements, income taxes payable are presented separately on the statement of financial position. As a result, current income tax liability in the amount of NIS 48 million and NIS 42 million as at January 1, 2008 and December 31, 2008, respectively was presented separately.

H. Classification of Computer Software

Under US GAAP, computer software is classified within property and equipment. Under IFRS, computer software and capitalized software development costs which are not an integral part of the hardware attributed to them, are treated as intangible assets. As a result, the carrying balance at January 1, 2008 and December 31, 2008 of NIS 153 million and NIS 122 million, respectively, relating to computer software and to capitalized software development costs, were reclassified from the property and equipment item to the intangible assets item.

I. Classification of Issuance costs relating to Notes payable

Under US GAAP, Issuance costs relating to Notes payable were recognized as deferred charges. Under IFRS, notes payable are presented net of the issuance costs. The balance which was reclassified in the statement of financial position as of January 1, 2008 and December 31, 2008 is NIS 17 million and NIS 11 million, respectively.

J. Share based compensation expenses

Under US GAAP, share based compensation expenses were charged to profit or loss through corresponding increase to capital reserve. In accordance with IFRS, and on the basis of the accounting policy applied by the Company, the Company has reclassified this capital reserve to the accumulated deficit. As a result, the balance of the capital reserve decreased as of January 1, 2008 and December 31, 2008 in the amount of NIS 251 million and NIS 259 million, respectively, against accumulated deficit.

K. Classification of Finance income and expenses

Under US GAAP, financial income and expenses included interest and exchange differences, and fair value gains and losses on derivative financial instruments were also presented in finance income or loss, at their net value, below the "operating income" line item. Under IFRS, the Company presents interest income on non-current receivables as part of normal operations in its statement of income under "other income, net" as part of "operating income".  Financial income and expenses are presented in two different line items – finance income and expenses, below the "operating income" line item.

As a result, finance income from sale of handsets in installments was reclassified from finance income to other income in the amount of NIS 64 million for the year ended December 31, 2008. Credit card commission expenses were reclassified from finance expenses to general and administrative expenses in the amount of NIS 29 million for the year ended December 31, 2008.

According to US GAAP, financial income and expenses are presented net in the income statement. According to IFRS, financial income is disclosed separately from financial expenses in the income statement and accordingly, the Company separately presented financial expenses and income.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 –TRANSITION FROM US GAAP TO IFRS (continued):

L. Explanation of material adjustments to the statements of cash flow

1.	Interest paid in the amount of NIS 92 million during the year 2008 that was included in operating cash flows under US GAAP, was classified as financing cash flows under IFRS.

2.
Under US GAAP, deposits in funds in respect of employee rights upon retirement were recognized as investing cash flows. Under IFRS, these deposits are recognized as operating cash flows. As a result, an amount of NIS 9 million for the year 2008 was reclassified from investing activity to operating activity in the statements of cash flows.

3.
Under US GAAP, funds paid or received from settlement of derivative financial instruments are classified as operating activity. Under IFRS, these amounts are classified under investing activities. As a result, amount of NIS 1 million, net, received from derivative financial instruments in the year 2008 were classified to investing activity.

M.  Other comprehensive income

Under US GAAP, the Company had no comprehensive income components other than profit. Therefore, no reconciliation has been presented.

N.  Reclassifications

Certain comparative figures have been reclassified to conform to the current period presentation. The change is immaterial.