Form 20-F/A
period 2009-12-31
PARTNER COMMUNICATIONS CO LTD
filed 2010-03-17
CIK 1096691

As filed with the Securities and Exchange Commission on March 17, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

YES ☐   NO ☒

EXPLANATORY NOTE

The registrant hereby amends its annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on March 16, 2010, solely for the purpose of correcting some typographical and similar errors.  Other than such corrections, this Amendment No. 1 does not amend, update or restate any information set forth in the Form 20-F.

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

We do not expect to continue to enjoy the benefits and support arising from our relationship with Hutchison Telecom and Hutchison Whampoa Limited following the sale by Advent of its entire controlling interest in the Company to Scailex.

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

•
The number of VoIP lines in Israel was estimated at the end of 2009 to be 750 thousand lines. This estimate is based on two major VoIP operators, who published reports for September 2008 and December 2008, respectively.  The number of Public Switched Telephone Network (“PSTN”) lines (excluding VoB) in Israel is estimated by IDC to be 2.6 million lines at the end of 2008.

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

Our network is connected directly to Paltel and Jawwal, the Palestinian land-line and cellular operators. The interconnect tariffs are set out in a commercial agreement. We are in the process of interconnecting with Wataniya, the second Palestinian cellular operator.

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

Royalties. Pursuant to the Telecommunication (Royalties) Regulations, 2001, we must pay royalties to the State of Israel every quarter based on our chargeable revenues, as defined in the regulation, from mobile telephone services (including, among other, airtime, monthly subscription fees, roaming services and non-recurring), on a cumulative basis, excluding value-added tax. Revenues for purposes of royalty calculation also exclude revenues transferred to other telecommunications license holders, bad debts, payments for roaming services to foreign mobile telephone operators and certain other revenues. The regulation provided a rate of 4% in 2003 and a rate of 3.5% in 2004 and 2005. In November 2004, the Ministry of Communications announced that from January 2006 the rate of royalties payments will be reduced annually by 0.5% to a level of 1%. For 2006 the rate was 3%, for 2007 the rate was 2.5%, for 2008 the rate was 2%, for 2009 the rate was 1.5% and it has finally been reduced to a rate of 1% in 2010. In March 2008 a public committee that was appointed by the Ministry of Communications published its recommendations which included a recommendation to cancel by 2012 the obligation of telecommunication operators to pay royalties to the State (subject to general tax reductions during the years 2008-2012). This recommendation has not yet been implemented.

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

Appointments

Under our license, at least 10% of our Board of Directors, or at least one director if the Board is comprised of up to 14 members, must be appointed by Israeli entities, as defined in the license. See “Item 4B. Business Overview – Regulation – Our Mobile Telephone License”.

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

On March 16, 2010 the Board of Directors announced the departure of David Avner as Chief Executive Officer effective October 1, 2010. The Board of Directors intends to appoint Mr. Avner as an active vice-chairman on the Board of Directors, overseeing our strategy including mergers and acquisitions, non-cellular and future initiatives, network and information technology roadmap and regulation.  Mr. Eli Glickman, the deputy CEO, is expected to replace Mr. Avner as Chief Executive Officer of the Company. In connection with his departure as Chief Executive Officer, Mr. Avner is entitled to certain benefits, including the following: (i) commencing on October 1, 2010, a twelve-month period including an advance notice period and adjustment period; (ii) the retention bonuses currently provided in Mr. Avner's employment agreement; (iii) a special bonus of 1.5 times Mr. Avner's monthly base salary, multiplied by the number of years of his employment by the Company, and  (iv) the acceleration of all of Mr. Avner's unvested options under the Company's 2004 Stock Option Plan as of the date of the notice of  termination of employment.

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

In 2009, in connection with Advent’s sale of its controlling interest in the Company (see “Item 7A. Major Shareholders  --  Principal Shareholder”), certain of the Company’s executive officers at the time of the sale also benefitted from two additional forms of compensation:

-
based on information provided to us by Advent, a wholly-owned subsidiary of Hutchison Telecom, Advent granted a one-time cash payment to selected employees of Partner, shortly following Advent’s sale of its controlling interest, in recognition of the contribution made by such employees to the value of the Company.  According to Advent, the aggregate value of such one-time payment to the Company’s executive officers was NIS 18,432,550, and

-
in order to encourage the Company’s executive officers to remain with the Company following the sale by Advent of its controlling interest, the Company’s Board of Directors, upon the recommendation and approval of its Audit and Compensation Committees, adopted a two-year retention plan on September  9, 2009.  According to the terms of the plan, retention payments will be made to each of the Company’s eligible executive officers at the first and second anniversaries of the date of adoption of the retention plan, provided the executive officer has not resigned for reasons other than for certain justified reasons, as specified in the retention plan.  The amounts of the first and second potential retention payments are the same, and the maximum aggregate amount of all retention payments together is $6.5 million.

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

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Partner Communications Company Ltd.

By: /s/ David Avner
David Avner
Chief Executive Officer
March 17, 2010

By: /s/ Emanuel Avner
Emanuel Avner
Chief Financial Officer
March 17, 2010

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