Form 20-F/A
period 2009-12-31
PARTNER COMMUNICATIONS CO LTD
filed 2010-03-22
CIK 1096691

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT TO APPLICATION OR REPORT
FILED PURSUANT TO SECTION 12, 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

As filed with the Securities and Exchange Commission on March 22, 2010

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

YES ☐   NO ☒

EXPLANATORY NOTE

AMENDMENT NO. 2 TO FORM 20-F

The registrant hereby amends its annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on March 16, 2010, as amended by Amendment No. 1 filed on March 17, 2010 (the “Form 20-F”) solely for the purpose of refiling its consolidated financial statements to correct misprinted information on pages F-70, F-77 and F-79 .  Other than such correction, this Amendment No. 2 does not amend, update or restate any information set forth in the Form 20-F.

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
March 22, 2010

By: /s/ Emanuel Avner
Emanuel Avner
Chief Financial Officer
March 22, 2010

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

On December 27, 2009 the Company announced that its Board of Directors' resolved to distribute a dividend of NIS 1.4 billion to the Company's shareholders. The Company submitted an application to the District Court to approve the dividend distribution  ("Distribution Application"). On February 22, 2010 the Company announced that the District Court approved the Distribution Application in the total amount of NIS 1.4 billion (exceeding the surpluses for distribution) to the Company's shareholders. Following the District Court's approval, the dividend in the total amount of NIS 1.4 billion which is NIS 9.04 per share is expected to be paid on March 18, 2010 to shareholders and ADS holders of record on March 7, 2010. The distribution will result in a reduction of equity by an equal amount and be financed by debt See also note 14 in respect settlement reached with notes payable series A holders.

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

The Company's dividend policy for 2009 provided for a dividend payout ratio of 80% of the annual net income, the same as with respect to the year 2008. For the year 2009, the Company distributed dividends and declared a final dividend on March 16, 2010 (with respect to the fourth quarter of 2009), which in the aggregate represent a payout ratio of approximately 93% of the Company's annual net income for the year.

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

Based on information provided to the Company by Advent, a wholly-owned subsidiary of Hutchison Telecom, Advent granted a one-time cash payment to selected employees of the Company, shortly following Advent’s sale of its controlling interest, in recognition of the contribution made by such employees to the value of the Company.  According to Advent, the aggregate value of such one-time payment to the Company’s executive officers was NIS 18.4 million.

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