Form 20-F/A
period 2009-12-31
PARTNER COMMUNICATIONS CO LTD
filed 2010-06-08
CIK 1096691

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT TO APPLICATION OR REPORT
FILED PURSUANT TO SECTION 12, 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

As filed with the Securities and Exchange Commission on June 8, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 3

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

YES ☐   NO ☒

AMENDMENT NO. 3 TO FORM 20-F

TABLE OF CONTENTS
Explanatory Note	4
ITEM 19. EXHIBITS	4

EXPLANATORY NOTE

The registrant hereby amends its annual report on Form 20-F for the fiscal year ended December 31, 2009, which was filed with the Securities and Exchange Commission on March 16, 2010, as amended by Amendment No. 1 filed on March 17, 2010 and by Amendment No. 2 filed on March 22, 2010 (the “Form 20-F”), solely for the purpose of amending Item 19. Exhibits to refile Exhibit 4.(a).69 without requesting confidential treatment for some of the previously redacted information and to delete Exhibits 4.(a).68, 4.(a).70 and 4.(a).71.  Other than such amendment, this Amendment No. 3 does not amend, update or restate any information set forth in the Form 20-F.

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
Amendment No. 51 to our License from the Israeli Ministry of Communications issued July 28, 2009
Amendment No. 52 to our License from the Israeli Ministry of Communications issued October 28, 2009
Amendment No. 53 to our License from the Israeli Ministry of Communications issued January 31, 2010

>4.(a).58	Special License from the Israeli Ministry of Communications for the Provision of Fixed-Line Domestic Transmission and Data Communications Services issued August 14, 2006.
>4.(a).59	Amendment No. 1 to Special License for the Provision of Fixed-Line Domestic Transmission and Data Communications Services issued September 10, 2006.
>4.(a).60	Exclusive General License from the Israeli Ministry of Communication for the Provision of Domestic Fixed-Line Telecommunications Services issued January, 15 2007.
>4.(a).60.1	Amendment No. 1 to Fixed-Line License from the Israeli Ministry of Communications issued January 14, 2007
>4.(a).60.2	Amendment No. 2 to Fixed-Line License from the Israeli Ministry of Communications issued January 31, 2007
>4.(a).60.3	Amendment No. 3 to Fixed-Line License from the Israeli Ministry of Communications issued February 19, 2007
>>4.(a).60.4	Amendment No. 4 to Fixed-Line License from the Israeli Ministry of Communications issued July 11, 2007
>>4.(a).60.5	Amendment No. 5 to Fixed-Line License from the Israeli Ministry of Communications issued October 10, 2007
>>>4.(a).60.6	Amendment No. 6 to Fixed-Line License from the Israeli Ministry of Communications issued August 11, 2008
>>>4.(a).60.7	Amendment No. 7 to Fixed-Line License from the Israeli Ministry of Communications issued December 25, 2008
4.(a).60.8	Amendment No. 8 to Fixed-Line License from the Israeli Ministry of Communications issued May 7, 2009

4.(a).60.9	Amendment No. 9 to Fixed-Line License from the Israeli Ministry of Communications issued May 27, 2009
^4.(a).64	Facility Agreement dated April 14, 2005
#+++4.(a).65	Purchase Agreement with Nortel Networks Israel (Sales and Marketing) Ltd. dated November 12, 2003.
^4.(a).66	Share Buy Back Agreement dated February 7, 2005
#>>4.(a).67	Swap Agreement with LM Ericsson Israel Ltd. dated December 20, 2007
4.(a).68 #4.(a).69 4.(a).70 4.(a).71	[reserved] Facility Agreement dated November 24, 2009 [reserved] [reserved]
#4.(b).1 4.(b).2	Addendum to Lease Agreements from November 1, 2002 and Lease Agreements in Beit Ofek Registration Rights Agreement
6.	See Note 2w to our consolidated financial statements for information explaining how earnings (loss) per share information was calculated.
>>8.	List of Subsidiaries (see “Item 4C – Organizational Structure”).
12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**	Incorporated by reference to our registration statement on Form F-1 (No. 333-10992).
***	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2000.
+	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2001.
++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002.
+++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003.
^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004.
^^	Incorporated by reference to our registration statement on Form F-6 (No. 333-132680).
^^^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005.
>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2006.
>> >>>
Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2007.
Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2008.

#	Confidential treatment requested.

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
June 8, 2010

By: /s/ Emanuel Avner
Emanuel Avner
Chief Financial Officer
June 8, 2010