Form 20-F
period 2010-12-31
PARTNER COMMUNICATIONS CO LTD
filed 2011-03-21
CIK 1096691

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
ANNUAL REPORT
FILED PURSUANT TO SECTION 12, 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

As filed with the Securities and Exchange Commission on March 21, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

Commission file number 1-14968

PARTNER COMMUNICATIONS COMPANY LTD.
(Exact Name of Registrant as Specified in its Charter)

ISRAEL
(Jurisdiction of Incorporation or Organization)

8 AMAL STREET
AFEQ INDUSTRIAL PARK
ROSH-HA’AYIN 48103
ISRAEL
(Address of Principal Executive Offices)

Roly Klinger

ExecutiveOffices@orange.co.il

(Name, Telephone, E-mail and/or facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, nominal value NIS 0.01 per share Ordinary Shares, nominal value NIS 0.01 per share*	The NASDAQ Global Select Market

The NASDAQ Global Select Market

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

ORDINARY SHARES OF NIS 0.01 EACH                                                                                              155,249,176

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

YES ☐                      NO ☒

INTRODUCTION

As used herein, references to “we,” “our,” “us,” “Partner” or the “Company” are references to Partner Communications Company Ltd. and its wholly-owned subsidiaries, Partner Future Communications 2000 Ltd., Partner Land-Line Communications Solutions LLP and Partner Business Communications Solutions LLP (of which Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner), and as of March 3, 2011 (the date of acquisition) 012 Smile Telecom Ltd., except as the context otherwise requires. In addition, references to our “financial statements” are to our consolidated financial statements, except as the context otherwise requires.

In this document, references to “$,” “US$,” “US dollars”, “USD” and “dollars” are to United States dollars, and references to “NIS” and “shekels” are to New Israeli Shekels. We maintain our financial books and records in shekels. This annual report contains translations of NIS amounts into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this annual report as convenience translations could have been or could be converted from NIS into US dollars at these rates, at any particular rate or at all. The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on December 31, 2010, of NIS 3.549 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

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

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see “Item 3D. Key Information – Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 8A. Consolidated Financial Statements and Other Financial Information – Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3A. Selected Financial Data

For the years ended December 31, 2008, 2009 and 2010, we have prepared our consolidated financial statements in accordance with the International Financial Reporting Standards (“IFRS”) published by the International Accounting Standards Board (“IASB”).

On January 1, 2008, the transition date to IFRS, the Company adopted an exemption provided in IFRS1 which allows the Company to measure its property and equipment as of the transition date to IFRS at fair value, and to use this value as its deemed cost as of that date. The deemed cost was based upon an appraisal, performed by management with the assistance of independent appraisers. The appraisal was based on considering the different elements and components of the property and equipment, and assigning them the appropriate estimation of useful life and fair value. The fair value on January 1, 2008 of property and equipment was NIS 1,690 million.

The tables below at and for the years ended December 31, 2008, 2009 and 2010, set forth selected consolidated financial data under IFRS. The selected financial information is derived from our consolidated financial statements, which have been audited by Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited.  The audited consolidated financial statements at and for the years ended December 31, 2008, 2009 and 2010, appear at the end of this report.

The tables below at and for the years ended December 31, 2006,  2007 and  2008, set forth selected consolidated financial information under U.S. GAAP, which has been derived from our previously published audited consolidated financial statements at and for the years ending on such dates.

IFRS	Year ended December 31,
	2008	2009	2010	2010
	New Israeli Shekels in millions (except per share data)			US$ in millions (1)

Consolidated Statement of Income Data

Revenues	6,302	6,079	6,674	1,880

Cost of revenues	3,868	3,770	4,093	1,153

Gross profit	2,434	2,309	2,581	727

Selling and marketing Expenses	388	387	479	135
General and administrative Expenses	284	290	306	86
Other income - Net	64	69	64	18

Operating profit	1,826	1,701	1,860	524

Finance income	30	28	28	8
Finance expenses	214	204	209	59
Finance costs, net	184	176	181	51

Profit before income tax	1,642	1,525	1,679	473

Income tax expenses	444	384	436	123

Profit for the year	1,198	1,141	1,243	350

Earnings per ordinary share and per ADS

Basic:	7.71	7.42	8.03	2.26

Diluted	7.65	7.37	7.95	2.24

Weighted average number of shares outstanding (in thousands)

Basic:	155,350	153,809	154,866	154,866
Diluted:	156,520	154,817	156,296	156,296

IFRS	Year ended December 31,
	2008	2009	2010	2010
	New Israeli Shekels in millions (except per share data)			US$ in millions (1)

Other Financial Data

Capital expenditures (2)	589	522	435	123

EBITDA(3)	2,298	2,304	2,570	724

Dividend per share (4)	5.45	6.86	7.85	2.21

Capital reduction (4)	-	-	9.04	2.55

Statement of Cash Flow Data

Net cash provided by operating activities	1,915	1,753	1,958	552

Net cash used in investing activities	(514)	(732)	(486)	(139)

Net cash used in financing activities	(1,365)	(876)	(1,480)	(416)

Balance Sheet Data (at year end)

Current assets	1,472	1,807	1,830	515

Non current assets	3,693	3,816	3,797	1,070

Advance payment in respect of the acquisition of 012 smile			30	8

Property and equipment	1,935	2,064	2,058	580

License and other intangible assets	1,260	1,260	1,077	304

Deferred income taxes	81	14	-	-

Derivative financial instruments	-	4	-	-

Total assets	5,165	5,623	5,627	1,585

Current liabilities (5)	1,734	1,915	1,826	514

Long-term liabilities (5)	1,699	1,746	3,175	894

Total liabilities	3,433	3,661	5,001	1,408

Shareholders’ equity	1,732	1,962	626	177

Total liabilities and shareholders’ equity	5,165	5,623	5,627	1,585

US. GAAP	Year ended December 31,
	2006	2007	2008
	New Israeli Shekels in millions (except per share data)

Statement of Operations Data
Revenues, net

Services	5,027	5,329	5,546

Equipment	580	785	756

	5,607	6,114	6,302

Cost of revenues

Services	3,088	3,090	3,209

Equipment	812	1,002	843

	3,900	4,092	4,052

Gross profit	1,706	2,022	2,250

Selling and marketing Expenses	309	392	389
General and administrative Expenses	184	231	256

Operating profit	1,214	1,399	1,605

Financial expenses, net	162	121	158
Loss on impairment of investments in non-marketable securities	-	-	-

Income before tax	1,052	1,278	1,447

Tax expenses	371	338	396

Income before cumulative effect of a change in accounting Principles	681	940	1,051

Cumulative effect, at beginning of year, of a change in accounting Principles	1	–	-

Net income for the year	682	940	1,051

US. GAAP	Year ended December 31,
	2006	2007	2008
	New Israeli Shekels in millions (except per share data)

Earnings per ordinary share and per ADS
Basic:
Before cumulative effect	4.43	6.01	6.77
Cumulative effect	0.01	-	-
	4.44	6.01	6.77

Diluted:
Before cumulative effect	4.40	5.96	6.73
Cumulative effect	0.01	-	-
	4.41	5.96	6.73

Weighted average number of shares outstanding (in thousands)

Basic:	153,634	156,415	155,350
Diluted:	154,678	157,787	156,520

Other Financial Data

Capital expenditures (2)	507	499	590

EBITDA(3)	1,846	2,009	2,257
Dividend per share (4)	2.63	4.77	5.45

Statement of Cash Flow Data

Net cash provided by operating activities	1,216	1,446	1,839

Net cash used in investing activities	(442)	(529)	(531)

Net cash provided by used in financing activities	(701)	(846)	(1,273)

Balance Sheet Data (at year end)

Current assets	1,274	1,520	1,542

Investments and long-term receivables	356	535	499

Fixed assets, net	1,748	1,728	1,756

License and deferred charges, net	1,247	1,154	1,061

Deferred income taxes	76	94	110

Total assets	4,701	5,031	4,968

Current liabilities (5)	1,028	1,157	1,734

Long-term liabilities (5)	2,418	2,219	1,794

Total liabilities	3,446	3,376	3,529

Shareholders’ equity	1,255	1,655	1,439

Total liabilities and shareholders’ equity	4,701	5,031	4,968

(1)
The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on December 31, 2010, of NIS 3.549 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

(2)	Capital Expenditure represents additions to property and equipment and computer software.

(3)
EBITDA as reviewed by the Chief Operator Decision Maker (CODM), represents earnings before interest (finance costs, net), taxes, depreciation and amortization, as a measure of operating profit. EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the Company's historic operating results nor is it meant to be predictive of potential future results. For a reconciliation of EBITDA to Operating Cash flow, see below.

(4)
The dividend per share was calculated in respect of the period for which it was announced.  For the year 2010, the Company declared a final dividend on February 23, 2011 (with respect to the fourth quarter of 2010), which in the aggregate amounted to approximately NIS 1,217 million (US$ 343 million), or NIS 7.85 per share.  Further, NIS 1,400 million (US$ 394 million) or NIS 9.04 per share was distributed to shareholders in March 2010 following the reduction of the shareholders’ equity as approved by the Courts (see "Item 5A.Operating Results - Capital Reduction").

(5)	See Notes 14, 15, and 16 to our consolidated financial statements for information regarding long-term liabilities and current maturities of long-term bank loans.

The tables below at and for the years ended December 31, 2008, 2009 and 2010, set forth selected consolidated financial data under IFRS.

IFRS	Year ended December 31,
	2008	2009	2010	2010
	New Israeli Shekels in millions			US $ in millions (1)

Reconciliation Between Operating Cash flow and EBITDA
Net cash provided by operating activities	1,915	1,753	1,958	552
Liability for employee rights upon retirement	(5)	(1)	(8)	(2)
Accrued interest, exchange and linkage differences on long-term liabilities	(182)	(167)	(160)	(45)
Increase (Decrease) in accounts receivable:
Trade	(47)	229	214	60
Other (*)	(4)	16	34	10

Decrease (Increase) in accounts payable and accruals:
Trade	(10)	(43)	40	11
Parent group-trade	(1)	17	(38)	(11)
Other (*)	48	(43)	(15)	(4)
Increase (decrease) in inventories	(8)	33	(57)	(16)
Decrease (Increase) in asset retirement obligation	(1)	1	(1)	-
Income tax paid	420	339	426	120
Financial expenses (**)	173	170	177	49

EBITDA	2,298	2,304	2,570	724

The tables below at and for the years ended December 31, 2006, 2007and 2008 set forth selected financial information under U.S. GAAP.

US. GAAP	Year ended December 31,
	2006	2007	2008
	New Israeli Shekels in millions

Reconciliation Between Operating Cash flow and EBITDA
Net cash provided by operating activities	1,216	1,446	1,839
Liability for employee rights upon retirement	(11)	(18)	(16)
Accrued interest, exchange and linkage differences on long-term liabilities	5	(60)	(94)
Amount carried to deferred charges	-	-	-
Gain (loss) from assets in respect of severance pay funds	5	6	(16)
Increase (Decrease) in accounts receivable:
Trade	255	329	(47)
Other (*)	311	2	(13)

Decrease (Increase) in accounts payable and accruals:
Trade	58	(101)	(9)
Related parties	(5)	12	(1)
Other (*)	(50)	276	476
Decrease (Increase) in inventories	(87)	9	(8)
Decrease (Increase) in asset retirement obligation	(1)	(1)	(1)
Financial expenses (**)	150	109	147

EBITDA	1,846	2,009	2,257

(1)           The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on December 31, 2010, of NIS 3.549 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

(*)            Excluding provision for tax expenses.

(**)         Financial expenses excluding any charge for the amortization of pre-launch financial costs.

	At December 31,
	2008	2009	2010

Industry Data

Estimated population of Israel (in millions) (1)	7.4	7.5	7.7
Estimated Israeli cellular telephone subscribers (in millions) (2)	9.1	9.5	9.8
Estimated Israeli cellular telephone penetration (3)	124%	126%	128%

	Year ended December 31,
	2006	2007	2008	2009	2010

Partner Data
Cellular subscribers (000’s) (at period end) (4)	2,668	2,860	2,898	3,042	3,160
Pre-paid cellular subscribers (000’s) (at period end) (4)	781	792	745	811	870

Post-paid cellular subscribers (000’s) (at period end) (4)	1,887	2,068	2,153	2,231	2,290

Share of total Israeli cellular subscribers (at period end) (5)	32%	32%	32%	32%	32%
Average monthly usage per cellular subscriber (“MOU”) (mins.) (6)	311	336	365	364	366
Average monthly revenue per cellular subscriber including in roaming (“ARPU”) (NIS) (7)	161	161	161	151	148
Churn rate for cellular subscribers (8)	15.6%	15.0%	17.8%	17.7%	21.4%

Estimated coverage of Israeli population (at period end) (9)	97%	97%	98%	98%	99%

Number of employees (full time equivalent) (at period end) (10)	3,714	4,130	4,671	5,670	6,068

(1)	The population estimates are as published by the Central Bureau of Statistics in Israel as of December 31, 2010.

(2)
We have estimated the total number of Israeli cellular telephone subscribers from information contained in published reports issued by, and public statements made by, Pelephone Communications Ltd. (“Pelephone”) and Cellcom Israel Ltd. (“Cellcom”), or by their shareholders, and from Partner subscriber data. The number of subscribers of Mirs is estimated by Partner since Mirs does not disclose operating information.

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

(6)
We have calculated our average monthly usage per cellular subscriber by (i) dividing, for each month in such period, the total number of minutes of usage, excluding in roaming usage, during such month by the average of the number of our subscribers, and (ii) dividing the sum of such results by the number of months in the relevant period.

(7)
We have calculated Partner average monthly revenue per cellular subscriber by (i) dividing, for each month in the relevant year, the Partner revenue during the month, excluding revenue from equipment sales but including revenues from handset warranties and including revenue from foreign network operators for calls made by their roaming customers while in Israel using our network, by the average number of Partner cellular subscribers during that month, and (ii) dividing the sum of all such results by the number of months in the relevant period.

(8)
We define the “churn rate” as the total number of cellular subscribers who disconnect from our network, either involuntarily or voluntarily, in a given period expressed as a percentage of the average of the number of our subscribers at the beginning and end of such period. Our churn rate includes subscribers who have not generated revenue for us for a period of the last six consecutive months ending at a reporting date. This includes cellular subscribers who have generated minute revenues only from incoming calls directed to their voice mail. Involuntary churn includes disconnections due to non-payment of bills or suspected fraudulent use, and voluntary churn includes disconnections due to subscribers terminating their use of our services.

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

	Year ended December 31,
	2006	2007	2008	2009	2010

Average(1)	4.457	4.108	3.588	3.927	3.732
High	4.725	4.342	4.022	4.256	3.894
Low	4.176	3.830	3.230	3.690	3.549
End of period	4.225	3.846	3.802	3.775	3.549

(1)	Calculated based on the average of the exchange rates on the last day of each month during the relevant period.

	September 2010	October 2010	November 2010	December 2010	January 2011	February 2011	March 2011 (through March 16)

High	3.798	3.645	3.684	3.665	3.710	3.713	3.635
Low	3.665	3.569	3.580	3.549	3.528	3.602	3.553

On December 31, 2010, the exchange rate was NIS 3.549 per US$1.00 as published by the Bank of Israel. Changes in the exchange rate between the shekel and the US dollar could materially affect our financial results.

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

We are exposed to government regulatory intervention regarding a broad range of issues in the telecommunications industry, such as interconnect tariffs,  roaming charges and other billing and customer service matters; the construction and maintenance of antennas and other network infrastructure; providing infrastructure access to existing or new telecommunications services providers; frequency allocation; limitations or other constraints on the services and products that we may sell; the terms and conditions of our subscriber agreements; anti-trust regulation; and obligations under our operating license. In addition, in recent years, the Ministry of Communications has taken active steps to increase competition in the cellular market, and in the past year it has escalated its intervention in this regard. In January 2010, the Ministry of Communications adopted regulations providing for Mobile Virtual Network Operator (MVNO) licenses, and it has recently granted MVNO licenses to a number of companies and is expected to grant additional MVNO licenses. In September 2010, the Ministry of Communications published a tender for the allocation of UMTS frequency to additional infrastructure-based cellular operators in Israel. Four companies have submitted tender offers.

The Ministry of Communications is also increasing competition by reducing entry barriers to enable new operators to enter the cellular market by allowing site sharing and national roaming  and by allowing the use of existing cellular networks, including our's, by other telecommunications services providers using competing or complementary technologies, such as Voice Over Broadband over Cellular (“VoC”) and providing Worldwide Interoperability for Microwave Access (“WiMAX”) licenses and/or other licenses. In addition, the Ministry of Communications intends to increase competition by, among other measures,  allowing the use of our cellular network by other telecommunications services providers using competing or complementary technologies, such as Voice Over Broadband over Cellular (“VoC”) and providing Worldwide Interoperability for Microwave Access (“WiMAX”) licenses and/or other licenses. In addition, in the past year, the Ministry of Communications also increased competition by adopting regulations that facilitate the migration of subscribers between cellular companies by, among other measures, limiting the amount which telecommunication operators may charge subscribers who terminate their agreement before the end of their commitment period, and by prohibiting linkage between the sale of handsets and the provision of various benefits regarding cellular services.  See "Item 3D. Risk Factors - Competition from existing telecommunications providers, and potential changes in the competitive environment and communications technologies, may cause an increase in subscriber acquisition and retention costs or a decrease in tariffs, and may reduce our market share and increase our churn rate, all of which could adversely affect our business and results of operations."

As further described below, these regulations impose substantial limitations on our flexibility in managing our business; may limit our ability to compete by, among other measures, limiting our ability to develop our network, or preferring new and/or small competitors in the allocation of new frequencies, including those designated for the next generation of cellular services; and may increase our costs, decrease our revenues and reduce our ability to expand our business. As a result, industry regulation has had in the past, and may in the future have, a material adverse effect on our business and results of operations. In addition, new laws, regulations or government policies, or changes in current regulations, may be adopted or implemented in a manner which damages our business and operating results.  In this regard, it should be noted that in January 2011, the regulations regarding the royalty rate paid by Israeli cellular telephone operators were amended so that the royalty rate shall be increased from 1% of “chargeable revenues” in 2010 to 1.75% in 2011 and 2.5% in 2012.  See “Item 4B. Business Overview – Regulation  –  Telecommunications Law –Royalties”. Announcements by the government, telecommunications operators or others of changes or other developments in applicable regulations may have a negative impact on the market value of our shares. For information regarding the principal regulations and regulatory developments affecting our business, see “Item 4B. Business Overview – Regulation”.

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

The Ministry of Communications has declared its intention to evaluate roaming charges and, in November 2008 and February 2009, has requested us and our competitors to provide information regarding our roaming services. In August 2008 the government instructed the Ministry of Communications, together with other ministries, to negotiate a reduction of inbound and outbound roaming tariffs with the European Union (“EU”) and/or members of the EU or countries frequently visited by Israelis, and to consider other tools for reducing roaming charges. Because roaming charges represent a significant source of revenue and profits, if roaming tariffs are reduced as a result of the review by the Ministry of Communications or as a result of the proposed negotiations or otherwise, if additional EU member operators raise their tariffs, or if we are not able to raise our tariffs or otherwise compensate for possibly higher roaming expenses, this could adversely affect our profitability and results of operations.

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

Our business and operating results have been adversely affected by reductions in call and SMS interconnect tariffs imposed by the Ministry of Communications, and may be further materially adversely affected by future regulatory developments in these areas.

Call interconnect tariffs. September 6, 2010, the Ministry of Communications published its formal decision regarding a material reduction of interconnect tariffs. The monthly direct adverse affect of the reduction for 2011, without taking into consideration any mitigating steps, is estimated at approximately NIS 30-40 million on the Company's EBITDA and approximately NIS 20-30 million on the Company's net income.    In addition to the direct adverse effect, we may suffer from additional significant indirect adverse effects, as a result, inter-alia, of the following possible developments: migration of outgoing calls from the cellular networks to the fixed line networks and the introduction into the cellular market of a mobile virtual network operator (MVNO) and two additional UMTS operators, while implementing national roaming ,  based on the new interconnect tariffs. See “Item 4B. Business Overview – Regulation – Regulatory Developments – Reduction of Interconnect Tariffs to Be Paid to Cellular Operators”.

On November 14, 2010, the Company filed a petition with the Supreme Court of Justice claiming that the Ministry's decision to reduce interconnect tariffs is mistaken and unlawful. The Company has petitioned the Court to rescind the Ministry's decision and regulations or alternatively to amend them in such a manner so that the interconnect tariff chargeable by the Company shall not be less than the actual cost. The Company cannot predict the ultimate outcome of the petition.  A hearing has been set for June 2011.

SMS interconnect tariffs. In 2005, our license was amended to regulate charging for SMS messages sent outside our network. Due to technological difficulties encountered by our competitors and us in fully complying with this amendment, we may face claims, under one interpretation of the amendment, of not having implemented the amendment with respect to SMS messages sent to the subscribers of two other Israeli cellular operators. We have notified the Ministry of Communications of the difficulty. The Ministry has proposed an amendment to our license, but we are uncertain as to the effectiveness of the amendment in resolving the difficulty. Until such time as the cellular operators develop the necessary interfaces or our license is amended, we may be exposed, if such interpretation prevails, to substantial sanctions and legal claims.

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

Our ability to maintain and improve the extent, quality and capacity of our network coverage depends in part on our ability to obtain appropriate sites and approvals to install our network infrastructure, including network sites. The erection and operation of most of these network sites require building permits from local or regional planning and building authorities, as well as a number of additional permits from other governmental and regulatory authorities. In addition, as part of our UMTS network build-out, we are erecting additional network sites and making modifications to our existing network sites for which we may be required to obtain new consents and approvals.

For the reasons described in further detail below, we have had difficulties obtaining some of the building permits required for the erection and operation of our network sites. As of December 31, 2010, less than 10% of our network sites were operating without local building permits or exemptions, which in our opinion, are applicable.

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

Possible amendent to the Non-ionizing Radiation Law. In October 2010, a bill was submitted to amend the Non-Ionizing Radiation Law. In accordance with the bill, permits from the Ministry of Environmental Protection will not be given to cell sites that are within 75 meters of senior citizens institutions including senior citizen housing, education institutions, shelters and hospitals. In accordance with the bill, any permit that will be given to a cell site that does not fulfill the said provision shall expire within 6 months from the date of the amendment. The bill passed a preliminary reading in the Parliament and received the approval of the Ministerial legislative committee. If the bill is approved, it will cause significant damage to the telecommunications coverage in urban areas since we will be required to remove hundreds of telecommunication sites which, as a result, will adversely affect the Company's revenues.

Uncertainties under National Building Plan 36. Since June 2002, following the approval of the National Building Plan 36 (the “Plan”), which regulates network site construction and operation, building permits for our network sites (where required) have been issued in reliance on the Plan. Several local planning and building authorities have questioned the ability of Israeli cellular operators to receive building permits, in reliance on the Plan, for network sites operating in frequencies not specifically detailed in the frequency charts attached to the Plan. In a number of cases, these authorities have refused to grant building permits for 3G network sites, claiming that 3G frequencies are not included in the Plan. There has been no judicial ruling at this stage. However, a class action was filed against us as well as other cellular operators with a request for the revocation of the building permits given to the 3G network sites.

The Plan is in the process of being changed. See “Item 4B. Business Overview – Regulation-Network Site Permits- National Building Plan No. 36".

Uncertainties regarding the validity of exemptions for wireless access devices. We have set up several hundred small communications devices, called wireless access devices, pursuant to a provision in the Communications Law (Telecommunications and Broadcasting), 1982, which exempts such devices from the need to obtain a building permit. A claim was raised that the exemption does not apply to cellular communications devices and the matter reached first instance courts a number of times, resulting in conflicting decisions. This claim is included in an application to certify a class action filed against the three principal Israeli cellular telephone operators. In May 2008 a district court ruling adopted the position that the exemption does not apply to wireless access devices. We, as well as our competitors, filed a request to appeal this ruling to the Supreme Court. In May 2008, the Attorney General filed an opinion regarding this matter stating that the exemption does apply to wireless radio access devices under certain conditions and two petitions were filed with the High Court of Justice in opposition to the Attorney General’s opinion. The matter is still pending before the Supreme Court and the High Court of Justice. See “Item 4B. Business Overview – Regulation- Network Site Permits".

 If a definitive court judgment holds that the exemption does not apply to cellular devices at all, we may be required to remove the existing devices and would not be able to install new devices on the basis of the exemption. As a result, our network capacity and coverage would be negatively impacted, which could have an adverse effect on our revenue and results of operations.

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

The Ministry of Environmental Protection's Request for the Installment of Monitoring Devices. In May 2010, the Ministry of Environmental Protection notified the Company of an addition of a condition for all of the Company's network site operation permits, according to which the Company must install in its systems software that continuously monitors and reports the level of power created in real time from the operation of its network sites. The Ministry of Environmental Protection refused to provide the Company with any technical data regarding the monitoring software and therefore the Company cannot anticipate the manner of operation of the software nor its reliability. During the last few months, the Ministry of Environmental Protection received several alerts reporting exceeded transmitted power at some of the Company's cell sites. All purported claims were examined by the Company's engineers and were found to be baseless.

The Company complied with the said condition and as of August 19, 2010, provides continuous reports every fifteen minutes regarding the power of all of the transmitters. The Company is of the opinion that all of the antennas that it operates comply with the conditions of the safety permits that the Company was granted by the Ministry of Environmental Protection. However, implementation of the monitoring software increases the exposure of the Company and its senior officers to civil and criminal proceedings in the event that any antenna will be found to not meet the conditions of the permits granted to the Company and the maximum permitted power. In addition, if our antennas will be found to not meet the conditions of the permits granted to the Company and the maximum permitted power, the Ministry of Environmental Protection may revoke existing permits, which would require us to dismantle existing network sites. As a result, our network capacity and coverage would be negatively impacted, which could have an adverse effect on our revenue and results of operations.

In connection with some building permits, we may also be required to indemnify planning committees in respect of claims against them relating to the depreciation of property values that result from the granting of permits for network sites.

Under the Planning and Building Law, 1965, local planning committees may be held liable for the depreciation of the value of nearby properties as a result of approving a building plan. Under the Non-Ionizing Radiation Law, 2006, the National Council for Planning and Building requires indemnification undertakings from cellular companies as a precondition for obtaining a building permit for new or existing network sites. The National Council has decided that until the Plan is amended to reflect a different indemnification amount, cellular companies will be required to undertake to indemnify the committees in full against all losses resulting from claims against a committee for reductions in property values as a result of granting a permit to the network site.  On June 1, 2010, the National Council for Planning and Building approved the National Building Plan No. 36/A/1 version that incorporates all of the amendments to the Plan ("the Amended Plan"). The Amended Plan sets forth the indemnification amounts as a percentage of the value of the depreciated property claims in accordance with the manner in which the licenses were granted. See “Item 4B. Business Overview – Regulation -Network Site Permits- National Building Plan No. 36”. The Amended Plan is subject to governmental approval, in accordance with the Planning and Building Law. It is unknown when the government intends to approve the Amended Plan.

As of December 31, 2010, we have provided local authorities with 398 indemnification undertakings. These indemnifications expose us to risks which are difficult to quantify or mitigate and which may have a material adverse effect on our financial conditions and results of operations, if we are required to make substantial payments in connection therewith.

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

In 2007, the Israeli Ministry of Interior Affairs extended the limitation period within which depreciation claims may be brought under the Planning and Building Law from three years from approval of the building plan to the later of one year from receiving a building permit for a network site under the Plan and six months from the construction of a network site. The Ministry retains the general authority to extend such period further. This extension of the limitation period increases our potential exposure to depreciation claims.

We have been required to offer access to our network infrastructure to other operators, which has enabled new competitors, such as MVNOs and new cellular operators, to enter the market, and may reduce our ability to provide quality services to our subscribers and negatively affect our operating results.

Under both the Communications Law (Telecommunications and Broadcasting), 1982, and our operating license, the Ministry of Communications has the power to require us, and the other telephone operators in Israel, to offer access to our network infrastructure to other operators such as MVNOs

MVNOs, or mobile virtual network operators, are mobile telecommunications operators that do not own their own spectrum and usually do not have their own physical network infrastructure. Instead, MVNOs have business arrangements with existing cellular operators to use their infrastructure and network for the MVNOs’ own customers. The introduction of the operation of MVNOs into the Israeli mobile telecommunications market could increase competition, which may adversely affect our business, revenues and results of operations.

In January 2010, the Ministry of Communications published its decision regarding MVNOs and issued regulations regarding the entry of MVNOs into the market. The regulations impose certain conditions on related companies of cellular companies that apply for an MVNO license. The Ministry of Communications has recently granted MVNO licenses to a number of companies and is expected to grant additional MVNO licenses.  In addition, one of our competitors has already signed agreements with MVNOs to offer access to its network structure.

 In September 2010, the Ministry of Communications published a tender for the possible allocation of UMTS frequency to additional infrastructure-based cellular operators in Israel.  Four companies have submitted tender offers.  See "Item 4B. Business Overview-Regulatory Developments- Integrated Tender Committee for UMTS Frequency Allocation for an Additional Cellular Operator".

These new regulatory developments have significantly lowered the entry barriers for potential new competitors and are already enabling new competitors to enter the mobile telephone market in Israel. Our capacity is limited, and if we are required to allocate capacity to other operators, the services to our subscribers may be harmed or we may be required to invest additional capital in order to enable additional use of our network. If we fail to agree with new operators that are given access to our network regarding the tariffs and additional conditions for the usage of our infrastructure, the Ministry of Communications may impose tariffs as well as the terms and conditions of such usage. If the Ministry of Communications sets those tariffs too low, this may adversely affect our financial condition. In addition, operators, such as MVNOs, might offer mobile telecommunication services to our current customers at prices that are lower than our prices, thereby reducing our market share and/or causing price erosion and adversely affecting our financial results and condition.  The impact of these developments may have a material effect on our competitive position and thus our business and operating results.

We may be required to terminate the use of certain spectrum or to share with another operator some of the spectrum we are currently using on an exclusive basis. We may not be allocated sufficient spectrum band or any spectrum at all needed in order to provide 4th generation (4G) services. These requirements may adversely affect our network quality and capacity as well as our results of operations.

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

There are also demands to allocate additional frequencies for mobile operators, including WiMAX and Long Term Evolution (“LTE”) operators, which we may need for our next generation (4G) GSM technology. Some of these frequencies have already been allocated to third parties. In addition to the possibility that spectrum for 4G may not be allocated at all by the Ministry of Communications to any operator, if the spectrum allocated is insufficient to provide quality 4G services or if allocations do take place and spectrum is allocated to our competitors and not to us, this may put us at a disadvantage compared to our competitors and, it may harm our ability to migrate to the next generation of GSM technology, such as LTE.

If we were to be prevented from using a portion of our existing spectrum, or if alternative equivalent spectrum are not allocated to us, or if we were to be required to share some of our spectrum, this could affect our ability to establish a UMTS 900 network and have a material adverse effect on our operations and profitability.

Possible changes in the law could result in increased anti-trust regulation of the mobile telephone industry in Israel, which could have a material adverse effect on our revenues and financial results.

The Israeli Parliament is currently discussing a governmental bill that will amend the Restrictive Trade Practices Law and grant the Israeli Commissioner of Restrictive Trade Practices tools to regulate practices in oligopolistic markets.

In the event the Commissioner of Restrictive Trade Practices determines that increased anti-trust regulations, if adopted, should be applied to the Israeli telecommunications industry, including to Partner, our growth strategy, pricing policies and other core elements of our business may be challenged, we may not be able to develop our business as we currently plan, and our financial condition and results of operations may be adversely affected.  In addition, substantial management and financial resources may be consumed in order to respond to government inquiries, represent our interests and possibly defend against consumer litigation or administrative proceedings. In addition, the lack of clear criteria in the proposed regulation may expose the Company to arbitrary administrative procedures or decisions.

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

The Ministry of Communications amended our license effective 2005, reducing the required holdings by Israeli citizens and residents from 20% to 5%, which must be held by our founding shareholders who are Israeli entities or their approved substitutes. The amendment also requires that these shareholders appoint at least 10% of our Board of Directors. In 2006, our founding Israeli shareholders sold substantially all of their shares in the Company to Israeli institutional investors, who are approved substitutes. Since then, there were additional share sales to Israeli institutional investors that were approved as substitutes by the Ministry of Communications. Some of these shares sales were to Suny Electronics Ltd. ("Suny").  See “Item 7A. Major Shareholders – Significant Changes in Holdings of Major Shareholders During the Past Three Years”. If our shareholders do not respect these conditions, we may be found to be in violation of our license.

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

RISKS RELATING TO OUR BUSINESS OPERATIONS

Competition from existing telecommunications providers, and potential changes in the competitive environment and communications technologies, may cause an increase in subscriber acquisition and retention costs or a decrease in tariffs, and may reduce our market share and increase our churn rate, all of which could adversely affect our business and results of operations.

Telecommunications industry consolidation. Over the past few years, many changes have occurred in the Israeli telecommunications market. In the past, the Company competed primarily with the three other cellular operators: Cellcom, Pelephone and MIRS, and focused mainly on issues regarding brand identification, customer service, quality of telecommunication services and variety of handsets and prices. However, with cellular operators becoming part of telecommunication groups, the scope of the competition between the various companies has expanded to include a wider range of telecommunications services, including fixed line, internet, VOB, PRI and transmission. The broadened range of telecommunications services potentially decreases our competitive position. On March 3, 2011, the Company acquired all of the outstanding shares of 012 Smile Telecom Ltd, an Israeli operator of International Long Distance (ILD) services, Internet Service Provider (ISP) and local fixed line services using Voice Over Broadband (VOB) technology as part of Partner’s strategic transformation into a comprehensive communications group.

During 2010, the increase in churn rates was a clear indication of the increase in competition. The cellular companies also invested resources in customer retention by offering attractive packages of bundled services that include almost unlimited use within their network.

Cellcom is an Israeli public corporation that is traded both on the Tel Aviv stock exchange as well as NASDAQ. The company was founded in 1994 as the second cellular company in Israel and its major beneficial shareholder is Discount Investment Corporation Ltd (DIC, which is held by the IDB holding company). Cellcom operates nationwide cellular telephone networks based on GSM 1800 MHz/GPRS, D-AMPS, EDGE and UMTS/HSDPA HSUPA technologies. Cellcom recently announced that the company has begun a procedure to acquire and integrate the business of Netvision 013 Barak Ltd (“Netvision”), an Israeli operator of ILD services, ISP and local fixed line services using VOB technology.

  Pelephone, is an Israeli corporation that has been a wholly-owned subsidiary of Bezeq Israel Telecommunications Corp., Ltd ("Bezeq") since 2004 and Bezeq is traded on the Tel Aviv stock exchange. Bezeq and its subsidiaries offer domestic fixed and mobile services, broadband access, ILD services, ISP and multi channel satellite TV services. The Ministry of Communications recently granted the Bezeq group permission to market bundled services of all the group's companies. This will allow Bezeq to offer customers a full range of bundled telecommunication services in one transaction, including landline services, cellular services, ILD services, broadband access, ISP and multi channel TV services. In June 2009, Pelephone launched high speed GSM as well as a network for data consumption that supplies high speed mobile internet consumption.

MIRS was founded in 1994 and supplies cellular telecommunication services. The company's unique Enhanced Specialized Mobile Radio, or “trunking” iDEN network technology allows the provision of walky-talky services, full telephony services, content service, data services to business and products and auxiliary accessories. In May 2010, the ownership of MIRS was sold by Motorola to the Altice Group, a French media group, controlled by Patrick Drahi, who also holds 45% of HOT Cable Communication Systems Ltd (“HOT”), the cable TV operator in Israel. HOT's main areas of activity are cable multi channel TV broadcast, broadband access and domestic land line telecommunication services. The Ministry of Communications has recently granted HOT a license to provide service bundles, including ISP services, to be provided through a subsidiary company of HOT. In accordance with media reports, MIRS and HOT may merge and MIRS submitted  an offer for the UMTS frequencies allocation tender offer that the Ministry of Communications has published in the 2100 Mhz spectrum in order to compete with the other cellular operators.  In that allocation tender three other groups submitted an offer. As a result of this tender two additional UMTS providers may enter the market as potential UMTS competitors.

Recent and potential future consolidation could substantially affect our position in the Israeli telecommunications market, in particular, by attracting a broad range of telecommunications subscribers to one or two full-service telecommunications groups, as well as by permitting such a group or groups to apply substantial pressure on market prices for selected sectors. If such developments were to occur, our business and results of operations could be materially adversely affected.

Limitation of exit fees. As part of an amendment to the Telecommunications Law, effective February 2011, subscribers with commitment agreements for no more than 100 telephone lines that terminate a commitment agreement during the commitment period, may not be charged a penalty that exceeds 8% of the subscribers' average monthly bill for operator's services, until the termination, multiplied by the balance of the remaining number of months in the commitment period. In addition, such subscribers may not be denied benefits to which they would have been entitled had they not terminated the commitment agreement.  For commitment agreements signed prior to February 1, 2011, these new provisions will apply to customers with no more than 50 telephone lines. In addition, the cellular operators will be prohibited from demanding immediate full payment of the remaining installments for the handsets upon the customers' breach of the commitment period, and the subscriber s will be allowed to continue to pay out the installments in accordance with the dates and amounts they would have paid had they not terminated the agreement. We expect that this amendment will materially increase the churn rate of our customers. Furthermore, these changes may lead to a material decrease in tariffs and in ARPU and consequently a material decrease in revenues.

Prohibition of linkage between the sale of handsets and the provision of various benefits regarding cellular services. The Ministry of Communications amended the conditions of the licenses of all the cellular telecommunication companies in Israel, whereby as of November 1, 2009, cellular telecommunication operators are prohibited from linking the sale of handsets to the provision of various benefits regarding cellular services, including air time. This amendment to the license also allows subscribers that purchased their handsets from one cellular telecommunication operator, or from another handset supplier, to benefit from the same advantages which a cellular telecommunications operator offers to subscribers who purchase their handsets from that operator. Although to date this provision has not materially affected our business and results of operations, we may experience financial loss as a result of this license amendment or it may result in loss of our competitive advantage.

National Roaming. Additional competition is expected from the entry of MVNOs and two additional UMTS operators into the market. In accordance with an amendment to the Telecommunications Law, new provisions became effective January 2011 requiring existing cellular operators, to allow new operators use of the public telecommunication networks of the existing cellular operators when the new operators begins providing cellular service not through roaming, to an area with at least 10% of the population and in accordance with other conditions set forth in the amendment. These roaming services will allow the new licensees to provide its subscribers with services also in areas in which it does not yet have its own infrastructure. The existing cellular operators must allow national roaming for a period of 7 years extendable by an additional 3 years by the Ministers of Communications and Finance. The amendment also requires that the new licensees provide cellular services not through roaming services to an area that is populated by at least 40% of the total population within 4 years of the grant of the license. Regulations regarding the amount of roaming charges to be paid will be set by the Ministers of Communications and Finance by February 1, 2012.

Until the Minister of Communications, with the approval of the Minister of Finance proposes regulations that determine national roaming tariffs, the existing cellular operators will only be allowed to charge the new operators prices that do not exceed the new interconnect tariffs. With regards to cellular data, the price per Mb shall not exceed 65% of the maximum price per minute for regular calls.

We are also subject to competition from other service providers. These service providers use alternative technologies that bypass the existing method of providing roaming services.

4G licenses. 4G is an evolved mobile technology that allows for a wide bandwidth for data services. To date, although LTE is the most dominant 4G technology, Wimax is still considered a 4G technology as well. An efficient 4G service should be delivered by utilizing a 20MHZ carrier, or wider in either an existing cellular frequency band or in a new band, such as the 2.5 GHz. In February 2009, the Ministry of Communications published a policy regarding the allocation of frequencies and establishing a broadband wireless access network in the 2.5 GHz frequency band. In this policy paper, the Ministry of Communications allocated this band for usage using WiMAX technology.  The Ministry of Communications also stated that it intended to promote competition in the cellular market by potentially granting preferences to existing telecommunications services providers in this regard. The Ministry of Communications decided that existing cellular operators would not be allowed to participate in the allocation of the 2.5 GHz WiMAX frequencies which would mainly be available to new participants in the telecommunications market. Mobile WiMAX is a competitive technology to HSDPA and LTE, which are the next generation of GSM technologies. Granting WiMAX licenses to new operators or to any of our competitors and not to us might offer them a competitive advantage and adversely affect our business. Furthermore, if the Ministry of Communications allocates the 2.5 GHz band to competitors and we are not allocated additional 4G spectrum , this may impair our ability to migrate to LTE and compete in the mobile broadband market. Moreover, this 2 year old policy of the Ministry of Communications has not been updated to reflect the global market trend in which LTE has become more dominant compared to WiMAX and has become de-facto, the industry's sole 4G technology. This fact, together with the fact that the Ministry of Communications has not taken any active steps to allocate enough 4G LTE spectrum, challenges our planned roadmap to begin testing and deploying LTE.

The Ministry of Communications has granted a special license to a few of the new land-line operators to conduct a marketing experiment that will examine the provision of domestic telephony services using VoC technology.

Land-line and Internet competition.  In 2010, we estimate that the fixed line telephony market had approximately 3,266,000 lines of which 70% are estimated to have been controlled by Bezeq. The remaining competitors were HOT that are estimated to have held 18%, 012 Smile that is estimated to have held 6%, and Partner, Cellcom and Netvision, each of which is estimated to have held 2%. The churn rate for the fixed line telephony market in 2010 is estimated to have been 5.8%, based on the amount of porting between operators. The ISP market is controlled mainly by Bezeq International, 012 Smile and Netvision, that each holds approximately 30% of the market. As a result of these developments in the competitive environment, we may experience increased costs to attract and retain subscribers, and further pressure on tariffs.

        Sale of handsets. In an effort to increase competition and to reduce cellular handset prices in the market, a recent amendment to the Telecommunications Law significantly facilitates the import of cellular handsets to Israel by exempting certain mobile radio telephone handsets that meet the conditions to be set by the Minister of Communications, from receiving a type approval, and handset commerce that meets the said conditions to be set by the Minister of Communications, shall be exempt from a commerce license. As a result of this amendment, our revenues and profit from equipment sales may be adversely affected.

We face risks associated with the acquisition of 012 Smile Telecom Ltd.

On October 13, 2010, we entered into a share purchase agreement to acquire all of the outstanding shares of 012 Smile Telecom Ltd. ("012 Smile"), an Israeli operator of international telecommunication services and local telecommunication fixed services and a provider of internet services. The acquisition was completed on March 3, 2011 following the receipt of all required third party approvals, including the Ministry of Communications' approval which requires structural separation among the Company and 012 Smile for a limited period of time. The "structural separation" conditions imposed by the Ministry of Communications will apply to the following: (i) the management of the respective businesses of 012 Smile and Partner, including business, financial and marketing systems; (ii) separation of their assets; (iii) that neither employ the other's employees; (iv) that they not share commercial information; and (v) that 012 Smile not offer preferential conditions to Partner as compared to other licensees with regard to the provision or availability of services and payment terms. This structural separation must be respected by Partner and 012 Smile until the earlier of : (i) December 31, 2012, or (ii) publication of notification by the Director General of the Ministry of Communications that (1) an MVNO has begun to operate or (2) an international operator can begin to operate as an MVNO.

Independent audit not yet performed.  We may face certain risks as a result of inaccuracies in assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of 012 Smile. Disclosure in this Annual Report regarding 012 Smile, including the principal risk factors facing 012 Smile's business, its litigation risk, business operations, results of operations and financial condition, and its material agreements, reflects information provided to Partner by 012 Smile and its prior owner, before and after our acquisition of 012 Smile on March 3, 2011.  However, as of the date hereof, we have not had the opportunity to verify this information, including information regarding 012 Smile's financial results or condition,  independently, or to conduct our own due diligence of 012 Smile's business, finances or operating, legal or other risks.  For example, 012 Smile has also disclosed to us limited information regarding several ongoing litigations including class action suits, which we will need to further investigate in order to evaluate their potential impact on our consolidated financial position. Based on our own anticipated audit of 012 Smile as a newly acquired subsidiary of Partner, we may identify significant risks which have not been disclosed to us and of which we are currently unaware, or we may discover that certain information provided to us regarding 012 Smile is materially inaccurate or incomplete, and in each case such new information may have, or may reflect the possibility of, material adverse impacts on our business, results of operations, financial condition and prospects for growth.  See also Note 26 to our consolidated financial statements included herein regarding limitations on our ability to conduct financial due diligence prior to the acquisition of 012 Smile.

Increase in our indebtedness.  The acquisition led to a significant rise in the Company's leverage, which may lead to a rating downgrade and may influence our ability to pay dividends in accordance with the Company's dividend policy.  See "Item 3D. Risk Factors-Our level of indebtedness could adversely affect our business and our liquidity".

Integration risk.  If we are unable to successfully integrate 012 Smile into our communications group as we planned, we may not achieve the operational synergies we anticipated to have in connection with the acquisition in the planned time frame or at all.  We also may not be able to realize the personnel and cultural integration we expect to achieve, which may lead to the loss of key personnel necessary to operate the acquired business.  In connection with the integration of 012 Smile, the approval for the transaction granted by the Ministry of Communications requires that we maintain “structural separation” as described above in the first paragraph of this risk factor. If the requirement for such structural separation lasts longer than expected, we may not be able to achieve the operational synergies we anticipated realizing through the acquisition in the planned time frame.

Loss of enterprise value while waiting for the acquisition to close.  Following the signing of the share purchase agreement on October 13, 2010, although 012 Smile agreed to continue to conduct its business in substantially the same manner until the closing occurred, it is possible that decisions regarding investments, operations and overall management of the business were postponed, or were made in a manner which did not best maintain or optimize value.  As a result, and due to the length of time between signing and the closing, the enterprise value of 012 Smile may not have grown in the same manner as before, or may have diminished

Risks Associated with 012 Smile's Business

The risks described below are based on information provided to us by 012 Smile, As indicated above, we have not had the opportunity to verify independently the issues underlying these risks.

012 Smile has experienced significant growth, which has placed a substantial strain on its resources. The failure to successfully implement its growth strategy could adversely affect 012 Smile's ability to continue to grow or sustain its revenues and profitability.

The demand on 012 Smile's network infrastructure, technical and customer support staff and other resources has grown with its expanding customer base and is expected to continue to grow as 012 Smile expands its business. 012 Smile's infrastructure, technical and customer support staff, operational and billing systems and other resources may not adequately accommodate or facilitate the growth of its business.

Part of 012 Smile's growth strategy is managing and reducing the costs associated with delivering its services, including recurring service costs such as communications and customer support costs as well as expenses incurred to add new customers, such as sales and marketing, installation and hardware costs. 012 Smile may not be able to manage its expanding operations effectively or be able to continue to grow, and any failure to do so could affect 012 Smile's ability to generate revenues, control expenses and sustain or increase its profitability.

The recent change in regulatory limitations on Bezeq will likely result in increased competition, and may result in a reduction in 012 Smile's revenues from interconnect fees.

Bezeq, the incumbent local telephony provider, is subject to several regulatory limitations, including restrictions on its ability to provide bundled service offerings and supervised tariffs. Under its license, Bezeq is also subject to structural separation rules in providing its various communication services.

According to the policy of the Ministry of Communications, adopted in 2004, once Bezeq’s market share of domestic fixed-line telephony in a particular customer segment (business or private) falls below 85%, Bezeq’s license will be amended so as to enable it to submit an application for the Minister of Communication’s approval to market a bundle of services (including broadcast services) in that customer segment, which includes telecommunications services provided by Bezeq and by a subsidiary. The Minister of Communication’s decision whether to approve Bezeq's marketing a bundle of services will be based on the status of competition in the applicable telecommunications sector and is likely to be subject to conditions set forth by the Ministry of Communications.

On May 10, 2010, after Bezeq's share of the private telephony sector fell below 85%, and following a series of three consultations, the Ministry of Communications published amendments to Bezeq and its subsidiaries’ licenses allowing the Bezeq group to apply for the Ministry's approval for marketing bundled service offerings.

These bundled service offerings could potentially include local and international telephony, broadband Internet access, Internet service provider (ISP) services, cellular services and multi-channel TV.

According to the license amendments Bezeq may market to private subscribers a bundle of services that includes services provided by a subsidiary. The license conditions applicable to the marketing of bundled services include the existence of a group of services in similar format marketed by another licensee and allowing the customer to purchase each service or package of services in the bundle separately, on the same terms as those offered within the bundle, unless the bundle of a subsidiary only includes Bezeq's ADSL service.

The licenses of the subsidiaries were also amended, allowing them, subject to conditions, to market bundles that contain services of the Company. Subsequently, the Bezeq group started filing applications and receiving approvals for marketing such bundles.

On February 6, 2011, the Ministry of Communications published a consultation regarding proposed amendments to the licenses held by the Bezeq group in which it proposes to allow it to market bundled service offerings to the business sector following Bezeq's share of the business telephony sector falling below 85%.

Bezeq pays 012 Smile interconnect fees with respect to calls being made from Bezeq’s fixed-lines to 012 Smile's VoB lines. Bezeq has raised the claim that it should not be required to pay 012 Smile interconnect fees because 012 Smile uses its infrastructure. Although the Ministry of Communications has determined that Bezeq should pay 012 Smile interconnect fees for calls originated from Bezeq fixed-lines to 012 Smile's lines at the same tariff as 012 Smile pays Bezeq, this determination will be reviewed by the Ministry of Communications, and there is no certainty that the Ministry of Communications will not reverse its determination that Bezeq should pay 012 Smile interconnect fees at then current rates or at all.

Changes in the regulatory and legal compliance environment could adversely affect 012 Smile's operations and business activities and could result in increased competition and reduced revenues and profitability.

012 Smile operates in a highly regulated industry in Israel, which limits its flexibility in managing its business. 012 Smile is subject to regulation regarding communications licenses, antitrust and arrangements pertaining to interconnection and leased lines. 012 Smile's business and operations could be adversely affected by decisions by regulators, in particular the Ministry of Communications as well as changes in laws, regulations or government policy affecting its business activities. Such actions could result in increased competition and expenses, and reduced revenues and profitability.

On January 10, 2011, the Ministry of Communications published a consultation regarding the pricing of international calls to mobile phone destinations. The Israeli international calls operators currently set higher rates for international calls to mobile phone destinations than those for fixed line destinations. In this consultation the Ministry proposes to regulate the price difference between international calls to mobile phone destinations and those for fixed line destinations in one of two possible manners: (1) setting a uniform maximal surcharge for international calls to mobile destinations to be added to cost of a call to fixed line destinations in each country or (2) requiring the mobile telephony operators to set a uniform call fee for both types of destinations to each foreign country.

If these proposals become regulations, 012 Smile would be forced to alter its pricing policies in order to conform to these regulations. The proposed change could reduce 012 Smile's revenues from international calls.

On February 13, 2011, the Ministry of Communications published a draft amendment to the Communications Law (Telecommunications and Broadcasting), 1982 which proposes to set a limit upon the early termination fees that telecom providers would be able to charge their subscribers. According to the draft amendment, the telecom licensees, including 012 Smile, would be able to collect an early termination fee of no more than 8% of the average subscriber monthly bill times the number of months left for the fulfillment of their full contract term. The draft law also seeks to apply this limit retroactively to contracts finalized before the proposed amendment would come into effect.

If this draft amendment is passed into law, 012 Smile would not be able to recoup the full value of benefits which were provided to its subscribers. This could also significantly harm 012 Smile's competitive position as it would create positive incentives for early termination of contracts by subscribers.

The current legislation in Israel grants the Ministry of Communications extensive regulatory and supervisory authority with respect to 012 Smile's business, as well as the authority to impose substantial sanctions, such as fines. As a result, the interpretation and implementation of laws and regulations as well as provisions of 012 Smile's licenses are subject to the administrative discretion of the Ministry of Communications.

Further risks and uncertainties result from the fact that changes in such laws, regulations or government policies may not be adopted or implemented in the manner that 012 Smile expects and may be further amended, interpreted or enforced in an unexpected manner or in a manner adverse to 012 Smile's business.

012 Smile depends on maintaining and renewing its existing regulatory licenses in order to fully conduct its business. 012 Smile's inability to maintain and renew its existing licenses would negatively impact its operations, revenues and profitability.

012 Smile's ability to offer its broadband and traditional voice services depends on its ability to maintain and renew the licenses it has received from the Ministry of Communications. Although 012 Smile is entitled to renew its licenses, such licenses are subject to many terms and conditions. Any renewal or extension is subject to the discretion of the Ministry of Communications and may be renewed or extended, if at all, on terms materially different to the terms under which 012 Smile now operates. Any such change in the terms and conditions of 012 Smile's licenses may materially and adversely affect its results of operations. 012 Smile's licenses may be suspended or revoked by the Ministry of Communications if it defaults under or violates their terms. Each license requires 012 Smile to adhere to certain requirements, which include the scope of services to be provided under the license, the amount of royalties to be paid to the Ministry of Communications, technical standards employed by 012 Smile in providing the services, maintenance and support procedures and protocols, 012 Smile's communications with customers and information to be provided to the Ministry of Communications on a regular basis.

The regulations promulgated under the Israeli Communications Law, 1982, (the "Communications Law"), apply to 012 Smile. These regulations restrict ownership of 012 Smile shares and who can serve as its directors. The regulations provide that a majority of 012 Smile's directors must be Israeli citizens and residents, Israeli citizens and residents must own at least 20% of its outstanding share capital and must have the right to appoint at least 20% of its directors. In addition, the licenses provide that, without the approval of the Ministry of Communications, no person may acquire shares representing 10% or more of 012 Smile's outstanding share capital. If these requirements are not complied with, 012 Smile will be in breach of its licenses and such licenses could be changed, suspended or revoked, and 012 Smile may also incur substantial fines.

The communications industry is constantly evolving. New technologies and processes may require additional licenses from the Ministry of Communications. 012 Smile's ability to introduce new services depends upon its ability to receive the appropriate licenses.

012 Smile's introduction of any new licensed services under an existing license must be authorized by the Ministry of Communications and is subject to a review period of up to 60 days, which period may be extended by the Ministry of Communications. Such review may cause 012 Smile to lose critical time in bringing new services to market. Furthermore, the Ministry of Communications may refuse to allow 012 Smile to introduce such new services or make the introduction of the services subject to various conditions.

While 012 Smile believes that it is currently in compliance with all material requirements of its licenses, the technical standards used to measure these requirements as well as other license provisions are subject to interpretation and 012 Smile cannot be certain of its compliance. Accordingly, 012 Smile cannot be certain that its licenses will not be revoked, will be extended when necessary, or, if extended, on what terms an extension may be granted.

012 Smile operates in the highly competitive communications industry with existing participants and potential participants that have significant resources and customers, and a regulatory authority that has encouraged new entrants, which could intensify price competition, increase 012 Smile's expenses and limit its ability to maintain or increase its market share.

012 Smile is subject to intense competition, which it expects will continue in the future. Moreover, 012 Smile's services are subject to regulation by the Ministry of Communications, whose policy is to encourage new entrants and not limit the number of licenses, which may continue to increase competition and may lead to further reductions in prices and fees charged to customers.

The Ministry of Communications has encouraged new entrants into the broadband access market. HOT, the incumbent local cable provider that offers cable-modem access has been granted an ISP license through one of its subsidiaries also allowing it to market bundled service offerings including its ISP service ("quadruple play").

According to the conditions contained in HOT's licenses, the marketing of a bundle of services which includes HOT's subsidiary's ISP services are subject to, inter alia: approval by the Director General of the Ministry of Communications for the requested bundle (or the Director General not objecting to it within a set period) and allowing the customer to purchase the ISP service on the same terms as those offered within the bundle.

HOT's entry into the market, considering its ability to market bundled service offerings including its ISP service, could significantly harm 012 Smile's competitive position in the broadband access market.

In March 2008, the Grunau Committee, which was appointed by the Ministry of Communications to consider and recommend the best means to promote further sustainable competition in the Israeli communications market, issued its recommendation to the Minister of Communications. The Grunau Committee’s recommendations call for several structural changes within the communications markets, including local loop unbundling of Bezeq’s infrastructure.

On August 13, 2008, Israel’s Minister of Communications issued his decision to implement the recommendations of the Grunau Committee to increase competition in the communication market.

Following the recommendations of the Grunau Committee, in March of 2010, Israel's Minister of Communications appointed a public committee headed by Mr. Amir Hayek ("Hayek Committee") to provide the Minister with recommendations regarding local loop unbundling and other wholesale service (resale, bit-stream access and sub-local loop) tariffs. The Hayek Committee published its interim recommendations on March 3, 2011. In its interim recommendations the Hayek Committee proposes to cancel the structural separation regime as it applies to the fixed line sector and other sectors of the telecom market upon the implementation of a wholesale market in the Israeli telecom market. The Hayek Committee has also recommended that the regulation of Bezeq's retail tariffs would be based on a maximum tariff instead of the fixed tariff set currently.

Cancelation of the structural separation regime applicable to HOT and/or Bezeq and the setting of a maximum retail tariff, instead of the fixed fee currently set, could significantly harm 012 Smile's competitive position in the broadband access, local telephony, and international calls markets.

012 Smile expects other competitors, including companies that are not presently engaged in local and international telephony, will provide VoB services in the future when they receive the appropriate licenses from the Ministry of Communications, which could adversely impact 012 Smile's ability to increase its market share.

012 Smile also competes against established alternative voice communication providers, such as Skype, which are not subject to licensing restrictions in Israel, as well as independent voice over Internet protocol, or VoIP, service providers that may choose to sacrifice revenue in order to gain market share and may offer their services at lower prices or for free. Such competitive environment could intensify price competition and limit 012 Smile's ability to maintain or increase its market share of the local telephony market.

012 Smile operates in a market which already exhibits maturity and high user penetration, and it may have to offer price reductions and increase marketing efforts to attract and retain customers, which may have a negative impact on its profitability.

The Israeli communications market is mature, with both traditional voice and broadband access being particularly competitive segments of the communications market. 012 Smile's future revenues will depend significantly on its ability to retain existing customers, to sell those customers additional services, such as local telephony, to offer a wide range of enhanced communications services on an individual basis or as part of a bundle of multiple services, and to attract new customers from other providers. 012 Smile may not be successful in such efforts. In addition, the competitive market environment has required 012 Smile in the past and may require it in the future to adopt an aggressive marketing policy in order to attract a greater number of customers, including reducing its rates. If adopted in the future, 012 Smile cannot be certain that this strategy will be successful. Price reductions caused by increased competition, as well as the expenses associated with the marketing efforts required to attract and retain customers, may have a negative impact on 012 Smile's profitability.

012 Smile's operations depend on its ability to successfully expand and upgrade its network and integrate new technologies and equipment into its network. Any future system failures or difficulty in expanding or upgrading its network, or making new features available, could increase its expenses and negatively impact its financial results.

Capacity constraints within 012 Smile's networks and those of its suppliers have occurred in the past and will likely occur in the future. As the number of 012 Smile's customers using broadband services and the amount and type of information they wish to transmit over the Internet increases, 012 Smile may need to expand and upgrade its technology, processing systems and network infrastructure, which could be expensive and involve substantial management resources and capital expenditures. 012 Smile does not know whether it will be able to accurately project the rate or timing of any such increases, or expand and upgrade its systems and infrastructure in a timely and cost-efficient manner. Any future system failures or difficulty in expanding or upgrading 012 Smile's network, or making new features available could increase 012 Smile's expenses and negatively impact its financial results.

The broadband and traditional voice services markets are subject to rapid technological change, which could adversely affect 012 Smile's ability to compete and increase its expenses.

The markets in which 012 Smile competes are characterized by rapidly changing and converging technology, evolving industry standards, frequent new service announcements, introductions and enhancements and changing customer demands. New services and technologies may be superior to the services or technologies that 012 Smile uses and may render its services and technologies obsolete or require it to incur substantial expenditures to modify or adapt its services or technologies. The development and expansion of 012 Smile's services is dependent upon adopting new technologies and updating its systems to meet new standards. This can be a lengthy process involving long and complex evaluations and decision-making procedures that can continue over a number of months or even years. 012 Smile's future success will depend on its ability to continually improve the performance, features and reliability of its broadband and traditional voice services in response to competitive service offerings and the evolving demands of the marketplace.

The cost of implementing major infrastructure upgrade projects may fluctuate due to a number of variables over which 012 Smile has little or no control, and even though 012 Smile estimates the cost of such projects based on its previous experience, costs may exceed its estimations. Such fluctuations may be due to a lengthy or complex implementation process and/or the lack of commitment of sufficient resources of, or delays caused by, the ultimate supplier and could increase 012 Smile's expenses and have a negative impact on our results of operations or financial performance.

012 Smile is dependent on certain suppliers and if any of its arrangements with these suppliers are terminated, it may not be able to replace them on commercially reasonable terms or at all, which could increase 012 Smile's expenses and reduce its profitability.

012 Smile relies on a number of third-party computer systems, networks and service providers, including local and international telephony and cable companies. All broadband Internet access by 012 Smile's customers is, and will continue to be, connected through the infrastructure of local access providers, Bezeq and HOT, and is dependent on the open access policy of the Ministry of Communications. At present, the Ministry of Communications does not permit HOT and Bezeq to charge 012 Smile for use of their infrastructure. If such restriction is deregulated, 012 Smile may incur substantial costs, which may adversely affect its profitability.

012 Smile's ISP services are also dependent on the communications infrastructure owned and maintained by local access providers. Bezeq has suffered work stoppages on several occasions in recent years as a result of conflicts with its unionized employees. These work stoppages resulted in several days of interruption to the services 012 Smile provides. In addition, Bezeq, HOT and other infrastructure providers have suffered technical network failures in the past. A disruption in 012 Smile's customer access to Israel’s fixed-line communications infrastructure could significantly impact the services that 012 Smile provides to its customers. An increase in 012 Smile's cost of access to Israel’s fixed-line communications infrastructure could adversely impact its results of operations. 012 Smile also depends on third parties for the physical repair and maintenance of leased lines. If an interruption or deterioration in the performance of these third-party services occurs, 012 Smile's services may be disrupted.

Many of 012 Smile's services are dependent on the submarine infrastructure made available by Med Nautilus, which connects countries bordering the Mediterranean Sea to all major Western European countries and to the United States. Med Nautilus has an effective monopoly over the provision of international submarine services to the Israeli communications industry. Although prices in respect of maintenance and current capacity are agreed to on a long-term basis and 012 Smile's contract with Med Nautilus sets out the prices to be paid by 012 Smile for additional capacity for approximately two years, Med Nautilus has the ability to raise prices without 012 Smile being able to seek an alternative supplier for additional capacity.

Many of 012 Smile's relationships with third party providers are terminable upon short notice. In addition, many of 012 Smile's third party suppliers and communications carriers sell or lease services to its competitors and may be, or in the future may become, competitors themselves. If any of 012 Smile's arrangements with third parties is terminated, it may not be able to replace them on commercially reasonable terms or at all, which could increase 012 Smile's expenses and reduce its profitability.

012 Smile is exposed to risks relating to its network infrastructure and is dependent on services it receives from its external suppliers. If the level of service 012 Smile receives from its external suppliers decreases, it may not be able to maintain the quality and breadth of its services, which could reduce its revenues and harm its operations.

012 Smile's network platform is highly complex. Multiple faults occurring at the same time could severely affect 012 Smile's service. Although 012 Smile engineering staff is trained to operate and maintain 012 Smile's systems, there are numerous functions that they are unable to perform without external support. In addition, if the level of service 012 Smile receives from its external suppliers decreases, it may adversely impact 012 Smile's ability to properly maintain and operate its systems and therefore have a direct effect on its service. Also, as VoB technology continues to evolve, 012 Smile will be faced with the risks associated with the use of new software.

012 Smile does not have a direct network connection to all the possible call destinations around the world and depends on its business partners to connect calls generated by its customers to their final destinations worldwide. 012 Smile's level of service is largely dependent on the level of service it receives from its international partners with respect to both call completion as well as call quality. Although 012 Smile makes extensive efforts to ensure quality of the calls as well as the breadth of its services, 012 Smile cannot be sure that its partners will provide an adequate level of service, that it would be able to successfully replace a partner should that become necessary or that it will be able to maintain and increase the quality and breadth of its services.

012 Smile may be subject to challenges to its trademarks and may lose its ability to use key third party intellectual property rights, which could negatively impact its operations and harm its future growth.

012 Smile has various trademarks, trade secrets and copyrightable materials, as well as licenses to use third party software and trademarks. If 012 Smile is not successful in protecting its intellectual property, its business and financial results could suffer. There is no guarantee that trademarks 012 Smile uses will not be subject to infringement proceedings or that 012 Smile will obtain registration of other trademarks for which it may seek protection in the future.

012 Smile holds licenses to use various third party software and hardware products. 012 Smile cannot guarantee that renewal of these licenses or any licenses for additional software or hardware that may be required to operate its business will be available as needed. While 012 Smile's third party licensors have represented to it that they have the right to license their software and hardware, and in some cases have agreed to provide indemnification, 012 Smile cannot guarantee that its use of third party software and hardware does not infringe the rights of others. Application for some of 012 Smile's trademarks and service marks containing the SMILE logo were opposed in the past. While the opposition proceeding was terminated due to the failure of the opponent to file evidence, there is no assurance that oppositions or cancellation proceeding challenging the registration of such marks will not be filed in the future. Any infringement claims, even if unsuccessful, could result in damage to 012 Smile's reputation and the expenditure of significant financial and managerial resources.

012 Smile and its subsidiary are parties to legal proceedings, which could result in them being ordered to pay significant sums.

012 smile and its subsidiary are parties to legal proceedings, including class actions, which could result in them being ordered to pay significant sums, the amount of which cannot be estimated. Class action claims can reach large amounts given the significant number of consumers of 012 smile’s services and a claim that relates to a minor loss for a single consumer can become a material claim for 012 Smile if it is certified as a class action applicable to all consumers or a significant portion of them.

012 Smile may be restricted in the conduct of its operations during periods of national emergency, which could negatively affect its business operations.

During periods of national emergency, the Ministry of Communications and other governmental authorities may issue various instructions regarding the use of 012 Smile's network, including the use of the network by the Israeli security forces. In addition, the Israeli Equipment Registration and IDF Mobilization Law, 1987 permits the registration, taking and use of engineering equipment and facilities by Israel’s Defense Forces. These actions could adversely affect 012 Smile's business operations.

012 Smile conducts its operations in Israel and its business focuses on the Israeli audience, therefore our results of operations may be adversely affected by political, economic and military instability in Israel.

012 Smile and its subsidiaries are incorporated and based in the State of Israel and 012 Smile derives substantially all of its revenues from markets within the State of Israel. As a result, the political, economic and military conditions affecting Israel directly influence 012 Smile. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on 012 Smile’s business, financial condition and results of operations. Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring countries may have a material adverse effect on 012 Smile’s business, financial condition and results of operations. Many of 012 Smile’s and our executive officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. 012 Smile’s operations could be disrupted by the absence for a significant period of one or more of its executive officers or key employees or a significant number of other employees due to military service. Any disruption in 012 Smile’s operations could adversely affect its business.

Actual and alleged health risks related to network sites and the use of mobile telecommunications devices, including handsets, could have a material adverse effect on our business, operations and financial condition.

A number of studies have been conducted to examine the health effects of wireless phone use and network sites, and some of these studies have been construed as indicating that radiation from wireless phone use causes adverse health effects. Media reports have suggested that radio frequency emissions from network sites, wireless handsets and other mobile telecommunication devices may raise various health concerns. While, to the best of our knowledge, the handsets that we market comply with the applicable laws that relate to acceptable Specific Absorption Rate (“SAR”) levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, and not for each and every handset, we have no information as to the actual level of SAR of the handsets along the lifecycle of the handsets, including in the case of repaired handsets. See also "Item 4. Information on the Company-B. Business Overview-Regulation-Other Licenses-Other Approvals". Furthermore, our network sites comply with the International Council on Non-Ionizing Radiation Protection standard, a part of the World Health Organization, which has been adopted by the Israeli Ministry of Environmental Protection.

Several lawsuits have been filed against operators and other participants in the wireless industry alleging adverse health effects and other claims relating to radio frequency transmissions to and from sites, handsets and other mobile telecommunications devices, including lawsuits against us. A class action was filed against us and three other operators alleging, among other things, that health effects were caused due to a lack of enough cell sites resulting in elevated levels of radiation, mainly from handsets. Another class action filed against us and two other cellular operators claimed, among other things, the opposite, that adverse environmental effects were caused by an excessive amount of cell sites that we erected. In both class actions the plaintiffs stressed that health damages are not a part of these claims . See “Item 8A - Financial Information - Legal and Administrative Proceedings”. In addition, a tort claim was filed against the Company alleging that the use of handsets , under certain circumstances, results in elevated  radiation which caused health damage. If this claim is successful, we may be subject to additional future litigation relating to these health concerns.

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

The Ministry of Health published in July 2008 recommendations regarding precautionary measures when using cellular handsets. The Ministry of Health indicated that although the findings of an international study on whether cellular phone usage increases the risk of developing certain tumors were not yet finalized, partial results of several of the studies were published, and a relationship between prolonged cellular phone usage and tumor development was observed in some of these studies. These studies, as well as the precautionary recommendations published by the Ministry of Health, have increased concerns of the Israeli public with regards to the connection between cellular phone exposure and illnesses.

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

Although Israel’s mobile telephone services market has experienced substantial growth, and we have experienced substantial subscriber growth since our commercial launch in 1999, the Israeli market for mobile telephone services is now highly penetrated, and the growth of the overall Israeli market and of our own subscriber base has been slower than in the past. According to a recent report issued by a research company, at the end of the fourth quarter of 2010, Israel’s mobile telephone market penetration is estimated to be approximately 129%. This includes dormant subscribers (up to six months) as well as subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers as well as other service provider subscribers that also subscribe to another cellular network. While in the past our revenue growth has largely resulted from growth in the overall market, our future revenues will depend significantly on our ability to retain existing subscribers and to attract subscribers from the other mobile telephone network operators as well as on our ability to generate higher revenues from existing subscribers.

In the event critical elements of our mobile network are damaged or rendered non-operational, we may not be able to replace them or return them to service quickly and, as a result, we may not be able to provide telecommunications services to a substantial portion of our subscribers for an indeterminate period of time.

Some elements of our mobile network perform critical functions for broad sectors of our network operation, such as switching and data platforms. If such a critical element were damaged or ceased proper operation due to fire, water, earthquake or some other natural, technical or man-made cause including computer hackers, an entire sector of our network coverage may be rendered non-functioning, which means that we would not be able to provide telecommunications services to a substantial portion of our subscribers. Although we have prepared disaster recovery plans, it is not possible to determine in advance how effective such plans will be, and in particular how quickly we will be able to restore service. In the event we are unable to provide telecommunications services to a substantial portion of our subscribers for an extended period of time, our business and short- and long-term results of operations will be materially negatively affected.

Our purchase commitments pursuant to our non-exclusive agreement with Apple for the purchase and resale of iPhone handsets in Israel may adversely affect our financial results.

In June 2009, we entered into a non-exclusive agreement with Apple Sales International for the purchase and resale of iPhone handsets in Israel. Pursuant to the agreement, we agreed to purchase a minimum quantity of iPhone handsets per year, for a period of three years. These purchases will represent a significant portion of our expected handset purchases over that period. If the availability of handsets furnished by Apple is insufficient to meet our customers’ demands, we may lose opportunities to benefit from demand for this product, and our unserved customers may migrate to our competitors. We are currently required to subsidize a substantial portion of the sales price of each iPhone handset that we sell. We expect to fund these subsidies with cash generated from operations, which will increase our expenses and decrease our available cash. The launch of the iPhone has increased our working capital requirements due to the build-up of handset inventory and since we expect to recover the purchase price of each iPhone handset over the customer's contract term rather than at the commencement of the contract. As a result, our liquidity may be adversely affected.

We could be subject to legal claims due to the inability of our information systems to fully support our tariff plans.

In order to attract and retain the maximum number of subscribers in our highly competitive market, we design specific tariff plans to suit the preferences of various subscriber groups. We require sophisticated information systems to record accurately subscriber usage pursuant to the particular terms of each subscriber’s plan, as well as accurate database management and operation of a very large number of tariff plans. From time to time, we have detected some discrepancies between certain tariff plans and the information processed by our internal information systems, such as applying an incorrect rebate or applying an incorrect tariff to a service, resulting in a higher charge. We have invested substantial resources to refine and improve our information and control systems and ensure that our tariff plans are appropriately processed by our information systems. We have also taken steps to remedy the identified discrepancies. Despite our substantial investments, we may experience discrepancies in the future due to the multiplicity of our plans and the scope of the processing tasks. Further, while we invest substantial efforts in monitoring our employees and third-party distributors and dealers that market our services, it is possible that some of our employees, distributors or dealers may offer terms and make (or fail to make) representations to existing and prospective subscribers that do not fully conform to applicable law, our license or the terms of our tariff plans. As a result of these discrepancies, we may be subject to subscribers’ claims, including class action claims, and substantial sanctions for breach of our license that may materially adversely affect our results of operations.

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

We may face competition from existing or future technologies, including land-line and cordless technologies, satellite-based personal communications services, private and shared radio networks, broadband wireless access services, Voice over IP (“VoIP”) services, wireless fidelity (“Wi-Fi”) technologies, WiMAX, VoC, and other communications technologies that have the technical capability to handle mobile telephone calls and to interconnect with the land-line telephone network and internet networks. The effect of emerging and future technological changes, including the convergence of technologies and the introduction of new competitors with the ability to provide mobile telecommunication services to customers while mobile, on the viability or competitiveness of our network cannot be accurately predicted. The technologies we employ or intend to employ may become obsolete or subject to competition from new technologies in the future and competition from new technologies in the future may have a material adverse impact on our business and results of operations.

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

As part of our strategy of evolving into a diversified multi-service communications and media service provider, we have developed services providing, and successfully encouraged subscriber demand for, Internet access and content and data consumption using 3G cellular phones, smartphones, data cards and ISP.  However, in the event subscriber demand for data increases more rapidly than expected, we may need to develop strategies to avoid data traffic overloading the capacity of the network.   Such strategies may include terminating or modifying certain products or services or undertaking significant unanticipated investments.  In addition, regulatory developments seeking to ensure “fair usage” of the Internet for all persons may impose changes on the terms and conditions of certain of our current or future services.   In the event of substantial, rapid growth in data consumption by our subscribers and the public generally, we may be obliged to adjust our product offering or undertake significant investments, both of which could have a material adverse effect on our financial condition or results of operations.

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

Our ability to provide commercially viable cellular telephone services depends upon our ability to interconnect with the telecommunications networks of existing and future land-line, cellular telephone and international operators in Israel in order to complete calls between our customers and parties on the land-line or other cellular telephone networks. All land-line, cellular telephone and international operators in Israel are legally required to provide interconnection to, and not to discriminate against, any other licensed telecommunications operator in Israel. We have signed interconnect agreements with cellular telephone network operators in Israel, and with Israeli international operators, and in 2008, we signed an agreement with Bezeq for the provision of land-line transmission services which replaces an earlier transmission agreement. As regards interconnection to Bezeq’s land-line network, we are currently operating without any formal agreements with Bezeq, and our day-to-day arrangements with Bezeq substantially conform to a draft interconnect agreement negotiated with Bezeq. In connection with the introduction of the new services that the Company began offering in 2009, we also depend on Bezeq's and HOT's land-line network in order to be able to provide those services. We also have an agreement with the international long-distance provider 012 Smile Telecom Ltd (formerly “Golden Lines (012) and since March 3, 2011, a wholly owned subsidiary of Partner), to carry all of our roaming related traffic. The agreement provides that Partner will route calls to its customers that are roaming abroad via 012 Smile Telecom Ltd. In addition, Partner will route outgoing international calls from foreign roamers hosted on Partner’s network in Israel. Under the agreement, all international signaling traffic related to Partner’s roamers abroad and foreign roamers hosted on Partner’s network while visiting Israel will be also be routed through 012 Smile Telecom Ltd.

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

Our marketing strategy currently relies on the use of the international Orange brand. We can operate our business under the Orange brand only if we have the right to use it under the brand license agreement.  Under this license agreement, we are required to comply with the orange brand guidelines. Based on the license agreement, we have the right to use the Orange brand as long as we are able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel. The brand license agreement may be terminated by mutual agreement, or at our discretion, or by Orange if a court determines that we have continuously materially misused the brand.  In accordance with the brand license agreement signed on September 14, 1998,  our right to use the Orange brand is royalty-free until 2013.  Beforehand, during 2012, in accordance with the license agreement, the parties will negotiate the amount of royalty payments, which could be significant, if we decide to retain the orange brand. If the parties do not agree on the amount of royalty payments in accordance with the license agreement, the matter shall be escalated for determination  by the Chief Executive Officers of the parties and if they fail to reach an agreement, the determination of royalty payments will be referred to an independent expert. .  If we retain the Orange brand and are required to pay significant royalty payments, our results of operations may be adversely affected.  If we decide not to retain the Orange brand we cannot assure you that we will be able to successfully build a new brand for our services in a timely manner.

We depend on a limited number of suppliers for our network equipment. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of network equipment or maintenance support on a timely basis.

We purchased our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software, from Ericsson and Nokia. As of January 2008, we purchase all our UMTS network equipment from Ericsson, and are therefore materially dependent on Ericsson as our sole vendor for our UMTS network. We cannot be certain that we will be able to obtain equipment from one or more alternative suppliers on a timely basis in the event that any of our suppliers is unable to satisfy our equipment requirements, or that the equipment provided by such alternative supplier or suppliers will be compatible with our existing equipment. Our results of operations could be adversely affected if Ericsson or one of our other key suppliers fails to provide us with adequate supplies of equipment, as well as ongoing maintenance and upgrade support, in a timely manner. In addition, our results of operations could be adversely affected if the price of network equipment rises significantly. In our experience, suppliers from time to time extend delivery times, limit supplies and increase the prices of supplies due to their supply limitations and other factors.

Our business may be impacted by shekel exchange rate fluctuations and inflation.

Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, in recent years, approximately 25% of our operating expenses (excluding depreciation and amortization), including a substantial majority of our equipment purchases, were linked to non-shekel currencies, mainly the US dollar. These expenses related principally to the acquisition of handsets, where the price paid by us is based mainly on US dollars. In addition, a substantial majority of our capital expenditures are incurred in, or linked to, non-shekel currencies, mainly US dollars. A decline in the value of the shekel against the dollar (or other foreign currencies) could have a further adverse impact on our results, which may be material. Material changes in exchange rates may cause the amounts that we must invest to increase materially in shekel terms.

We have hedged a portion of our foreign currency commitments. As of December 31, 2010, the notional amount of our foreign currency derivatives was US$ 94 million. Our derivative transactions are mainly designed to hedge short-term cash flows related to anticipated payments in respect of purchases of handsets and capital expenditures in foreign currency.

Our bank credit facility borrowings and repayments of principal and interest on our Series A Notes due 2012, Series B Notes due 2016, Series C Notes due 2018, Series D Notes due 2021 and Series E Notes due 2017 are currently in shekels, of which Series A, B and C are linked to the consumer price index (“CPI”). We may not be permitted to raise our tariffs pursuant to our license in a manner that would fully compensate for any increase in the CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue. We enter into derivative transactions in order to protect ourselves from an increase in the CPI. As of December 31, 2010, the notional amounts of our CPI derivatives were approximately NIS 80 million (or approximately 4.8% of our CPI exposure at that date).

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for more information regarding the Company’s exposure to exchange rate fluctuations and inflation.

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which may have a material adverse effect on our operating results and our share price.

Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to the evaluation of our internal control over financial reporting have resulted in increased general and administrative expenses and required substantial management time and attention. We expect these efforts to require a continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Although our management has concluded that our internal control over financial reporting was effective as of December 31, 2010, we may identify material weaknesses or other disclosable conditions in our future control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and significant effort and expense, and could have a material adverse effect on our operating results and on the market price of our ordinary shares.

The political and military conditions in Israel may adversely affect our financial condition and results of operations.

The political and military conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners and political instability within Israel or its neighboring countries are likely to cause our revenues to fall and harm our business. The establishment in 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. Repeated attacks by Hamas including missile strikes against Israel, led to an armed conflict between Israel and the Hamas in December 2008 and January 2009. Ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on the Israeli economy, in general, and on our business, financial condition or results of operations. In particular, in recent conflicts, missile attacks have occurred on civilian areas, which could cause substantial damage to our infrastructure network, reducing our ability to continue serving our customers as well as our overall network capacity. In addition, in the event  recent political unrest and instability in the Middle East causes investor concerns resulting in a reduction in the value of the Shekel, our expenses in non Shekel currencies may increase, with a material adverse affect on our financial results.

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

During an emergency, including a major communications crisis in Israel’s national communications network, a natural disaster, or a special security situation in Israel, control of our network may be assumed by a lawfully authorized person in order to protect the security of the State of Israel or to ensure the provision of necessary services to the public. During such circumstances, the government also has the right to withdraw temporarily some of the spectrum granted to us. Under the Equipment Registration and Mobilization to the Israel Defense Forces Law, 1987, the Israel Defense Force may mobilize our engineering equipment for their use, compensating us for the use and damage. We cannot assure you that we are fully prepared for every disaster or emergency situation, or that we could recover fully from any such occurrence. This may materially harm our ability to provide services to our subscribers in such emergency circumstances, and would thus have a negative impact on our revenue and results of operations.

Moreover, the Prime Minister of Israel may, under powers which the Communications Law grants him for reasons of state security or public welfare, order us to provide services to the security forces, to perform telecommunications activities and to set up telecommunications facilities required by the security forces to carry out their duties. While the Communications Law provides that we will be compensated for rendering such services to security forces, the government is seeking a change in the Communications Law which would require us to bear some of the cost involved with complying with the instructions of security forces. Such costs may be significant and have a negative impact on our revenue and results of operations.

Our level of indebtedness could adversely affect our business and our liquidity.

At December 31, 2010, our total long-term indebtedness was NIS 3,666 million net of deferred charges including capital lease obligations and current maturities.

On March 3, 2011 the Company completed the acquisition of all of the issued and outstanding shares of 012 Smile from Merhav-Ampal Energy Ltd. ("Ampal"). The purchase price was NIS 650 million, which included the acquisition of all of the outstanding shares of 012 Smile and a shareholder loan to 012 Smile. As part of the acquisition, we also guaranteed the bank loans and other bank guarantees, which have been provided to 012 Smile, in a total amount of approximately NIS 800 million. According to the purchase agreement, 012 Smile assigned to Ampal the right to receive payments due from a third party in an amount of approximately NIS 40 million. The purchase assumes an enterprise value for 012 Smile of approximately NIS 1.45 billion. This includes fixed assets, intangible assets of customer relations, brand name, Rights of Use (“ROU”) of international transmission cables and goodwill.  Currently, 012 Smile has long term bank loan financing totaling approximately NIS 800 million. Following the acquisition of 012 Smile as described in "Item 5B. Liquidity and Capital Resources – Total Financial Debt", the Company’s total financial debt increased to approximately NIS 5 billion.

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

We first distributed dividends in 2005, and we have distributed dividends in each subsequent year.  On March 16, 2010, the Company's Board of Directors approved a dividend policy, targeting at least 80% payout ratio of annual net income for the year 2010. On February 22, 2011, the Board of Directors reaffirmed the dividend policy for 2011.

Under Israeli law, the payment of dividends is generally made from accumulated retained earnings or, retained earnings accrued over a period of the last two years (after deducting prior dividends to the extent not already deducted from retained earnings), and in either case, provided there is no reasonable concern that the dividend will prevent the company from satisfying current or foreseeable obligations as they come due. A dividend distribution that does not meet the above- mentioned conditions would be allowed only after receiving court approval and after providing debtors with the opportunity to present to the court any opposition to the dividend distribution.

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

Our business results may be affected by a recurrence of a recession.

Most of our revenues are usage dependant. In 2009 we experienced a substantial decline in our roaming service revenues due in part to a reduction in incoming and outgoing tourism as a result of the global economic recession and also due to the decrease of outgoing minutes of our business subscribers. For further details see "Item 5A. Operating Results". If a recession reoccurs, usage of our services decreases and we cannot otherwise compensate for lost revenues, it may have a material adverse effect on our results of operations and financial condition.  Furthermore, the recession may adversely affect third parties we rely upon in the provision of our services, including interconnecting telecommunication providers, roaming partners and services and equipment providers. If those providers fail to provide reliable and consistent services and/or equipment to us in accordance with the requisite standards of quality and on a timely basis, our ability to provide services to our subscribers may be reduced in scope and/or in quality until and inasmuch as an alternative provider can be found. An alternative provider and/or solution may involve additional expenses and/or investments on our part and/or may involve terms that are less favorable to us including reduced revenues.  Particularly in light of current global economic conditions, there can be no assurance that we will be able to obtain additional bank loans, issue new corporate notes or securitize accounts receivable on acceptable terms or at all, which could have a material adverse effect on our cash flow and financial condition.

RISKS RELATED TO OUR PRINCIPAL SHAREHOLDER

46.05% of our shares and voting rights are indirectly controlled by a single shareholder.

As of January 31, 2011, our controlling shareholder, Mr. Ilan Ben-Dov, held indirectly  46.05% of our issued and outstanding shares and total voting rights as a result of his indirect control of Scailex Corporation Ltd. ("Scailex")  and Suny Electronics Ltd.("Suny").

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

•
In August 2000, we completed an offering, registered under the US Securities Act of 1933, as amended, of $175 million (approximately $170.5 million after deducting commissions and offering expenses) in 13% unsecured senior subordinated notes due 2010. These notes were redeemed in August 2005.

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

•
In March 2006, we launched services based on the High Speed Downlink Packet Access (“HSDPA”) technology. HSDPA is a technological enhancement to our 3G services that offers subscribers the ability to access our 3G services at higher speeds. The HSDPA technology has already been deployed to support up to 21 Mbps on the downlink and 5.76 Mbps on the uplink.

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

•
On October 28, 2009, Scailex Corporation Ltd. became our principal shareholder through acquiring the entire interest in the Company of our previous controlling shareholder.  As of January 31, 2010, Scailex held 44.82% of our capital and voting rights.  Scailex is indirectly controlled by  Mr. Ilan Ben-Dov.  See “Item 3D. Risk Factors – 46.05% of our shares and voting rights are indirectly controlled by a single shareholder”.

•
On February 22, 2010, the District Court approved the application submitted by the Company for a distribution in the total amount of NIS 1.4 billion (exceeding the surpluses for distribution) to the Company's shareholders ("the capital reduction"). Following the District Court's approval, a total amount of approximately NIS 1.4 billion or NIS 9.04 per share was paid on March 18, 2010, to shareholders and ADS holders of record on March 7, 2010, which resulted in a reduction of the shareholders' equity by an equal amount.

•
On October 13, 2010, we entered into a share purchase agreement to acquire all of the outstanding shares of 012 Smile Telecom Ltd., an Israeli operator of international telecommunication services and local telecommunication fixed services and a provider of internet services.  After receipt of approval from the Anti Trust Commissioner and the Ministry of Communications, the transaction was completed on March 3, 2011.

For information on our capital expenditures for the last three financial years, and for the principal capital expenditures currently in progress, see “Item 5B. Liquidity and Capital Resources – Capital Expenditures”.

4B. Business Overview

In accordance with general practice in the cellular telephone industry, we use the term “subscriber”, unless the context otherwise requires, to indicate a telephone or a data or video device, rather than either a bill-paying network customer, who may have a number of telephones connected to the network, or a cellular telephone user who may share a single telephone with a number of other users. “Subscriber” includes our pre-paid customers and our data card customers. As of January 2008, a pre-paid subscriber has been recognized as such only following the actual use of his pre-paid SIM card. References to the number of subscribers are stated net of subscribers who leave or are disconnected from the network, or who have not generated revenue for the Company for a period of over six consecutive months ending at a reporting date.

We were the first GSM mobile telephone network operator in Israel. We received our mobile telephone license in April 1998, commenced full commercial operations of our digital GSM cellular telephone network in January 1999 and on December 1, 2004, we commercially launched our third generation, or GSM, service. Since then, we have expanded rapidly, and on December 31, 2010, we had approximately 3,160 million subscribers, representing an estimated 32% of total Israeli cellular telephone subscribers at that date. During the twelve months ended December 31, 2010, we increased our customer base by approximately 3.9% with approximately 118,000 net active new subscribers joining the Company in 2010, compared to 144,000 net new subscribers in 2009. At December 31, 2010, approximately 72.5% of our customer base (approximately 2,290,000 subscribers) was represented by subscribers who subscribe to post-paid tariff plans and 27.5% (approximately 870,000 subscribers) by subscribers who subscribe to pre-paid tariff plans. As of December 31, 2010, the 3G subscriber base was approximately 1,549,000 subscribers (included in the subscriber data above) representing 49% of the total cellular subscriber base.

Beginning for the year 2009, we have organized our business into two segments:

-
the cellular business segment, our core business, which represents the substantial majority of our total revenues.  The cellular business segment includes all services provided over our cellular networks including airtime, interconnect, roaming and content services. In addition, the cellular business segment's activities include sales of relevant equipment including cellular handsets, datacards, modems (including built-in modems in laptops) and related equipment and accessories; and

-
the fixed line business segment, which includes a number of services provided over fixed line networks including transmission services, Primary Rate Interface ("PRI") lines for business sector customers, VoB telephony services, and ISP services.  Approximately 63,000 VoB and ISP subscribers joined the company during the ramp up period in 2009 and as of December 31, 2010, the Company had approximately 115,000 fixed line and ISP subscribers. (Subscribers to both cellular and fixed line services are counted separately for each service for the purposes of subscriber count)

We market our services under the Orange brand, which is licensed to us and has been used successfully in other markets around the world to promote cellular telephone services. Market surveys show that we have achieved strong brand awareness in Israel. We have also received awards recognizing our high standards of customer service. In 2010, we were named by Globes, a leading Israeli business daily newspaper, as the number-one communications brand in Israel for the eighth consecutive year. In 2010, we won the “best workplace” award in the telecommunication industry, an award granted to us by Business Data Information (“BDI”).

Our GSM/UMTS network covered 99% of the Israeli population at year-end 2010. We currently operate our GSM network in the 900 MHz and 1800 MHz bands and the UMTS network in the 2100 Mhz band. Our GSM services include standard and enhanced GSM services, as well as value-added services and products such as roaming, voice mail, voice messaging, color picture messaging, ringtone and game downloads, information services, and General Packet Radio Services (“GPRS”), which enables the packet transfer of data.

Our 3G network offers a wide range of services, such as video calls, a new portal of content services including a rich selection of video-based services and the transmission of data.

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

•
High Ratio of Post-Paid Subscribers. In Israel it is estimated that approximately 78% of the cellular companies' subscribers subscribe to post-paid plans, which is relatively high compared to the European average.

•
High Cellular Telephone Penetration. Since 1994, the market has sustained a rapid annual rate of growth from a 2.6% penetration rate at year-end 1994 to an estimated penetration rate in Israel at December 31, 2010, of 129%, representing more than 9.9 million subscribers out of an estimated population of approximately 7.7 million. The total number of estimated cellular telephone subscribers includes dormant subscribers and subscribers to multiple networks as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers.

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

Our Strategy

We intend to continue to enhance revenues and profitability, and to continue to create value for our shareholders, customers and employees. In order to accomplish this, we intend to:

•
 Evolve into a Diversified Multi-service Communications Group. We are continuing to broaden and diversify our portfolio of products and services to evolve into a diversified multi-service communications and media service provider.    In addition to our core business providing cellular telecommunications services, our services offering range now includes fixed-line telephony, transmission services, ISP services and other accompanying telecom and media services. The recent acquisition of 012 Smile will enable us to continue to focus on our current core business while 012 Smile will continue to focus on its current ILD, ISP and VOB businesses. In order to reach customers, we use our own mobile and fiber optic networks, leased access and transmission lines, or, with respect to VoB services, the existing infrastructure of Bezeq, the incumbent land-line operator in Israel, and HOT, the cable television operator in Israel. We also intend to further enrich our media and content offerings in order to attract new customers and increase the level of loyalty and satisfaction of our existing customer base. Our licenses to operate in various telecommunications areas enable us to provide a wide range of services that will potentially be used to create a bundle of telecom and other adjacent services which we believe will favorably affect our ability to limit cellular churn rates, increase customer loyalty, maximize the synergy between our lines of business and generate additional streams of revenues.

•
Broaden 3G Service Use and Our Subscriber Base. The penetration rate in Israel is very high; however, we believe that we can increase our revenues from our existing customer base and also add new subscribers to our network. We believe that a major source of growth for us is additional revenues from our 3G and data card subscribers consuming more data and content services. We are leveraging our excellent reputation for network quality, innovation, and customer service to develop our 3G business in order to benefit from that growth. We consistently launch new 3G based products to attract new customers and to increase consumption of data services. We also aim to offer desirable content and to make our 3G services widely accessible and affordable.

•
Maintain Strong Branding. We believe that a focused marketing strategy based upon strong branding for our products and services has substantially reinforced our subscriber growth and loyalty. We intend to continue to promote a strong brand. We also intend to support our branded image by continuing to focus on service, innovation and advanced technology.

Competitive Strengths

We believe that the following competitive strengths differentiate us from our competitors and will assist us in achieving our mission and implementing our strategies:

•
Wide variety of communication products. We believe that our offering of VoB, ISP and VOD services, as well as our ILD services which will be provided by 012 Smile, strengthens our position in the communications market. Offering a wide variety of combined mobile and fixed-line data products and services will enable us to better compete with the bundled services of other players, increase customer loyalty, and serve as an additional source of revenue.

•
Focus on Customer Service. We believe we provide quality customer service through quick, simple and reliable handling of customer needs and interactions, which we have achieved through investments in technology and training of customer service skills.

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

•
Strong Financial Performance and Financial Position. Our net cash provided by operating activities less net cash used in investing activities has been NIS 1,021 million and NIS 1,472 million for the years ended December 31, 2009 and 2010, respectively.

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

Acquisition of 012 Smile

On October 13, 2010, Partner signed a share purchase agreement with Merhav-Ampal Energy Ltd. and its wholly-owned subsidiary 012 Smile Telecom Ltd., according to which Partner was to acquire all of the outstanding shares of 012 Smile. On March 3, 2011, following the receipt of the approval of the Ministry of Communications, the acquisition was closed. 012 Smile is a leading Israeli telecommunications operator, providing international telecommunication services and local telecommunication fixed services, including telephony services using VoB access and internet services, with revenues of approximately NIS 1,112 million for 2010 during the 11 months starting February 1, 2012, the date on which 012 Smile's business activities began to operate under a new company. This number reflects revenues earned during the 11 months starting February 1, 2010, the date on which 012 Smile's business activities were transformed into what they are today. The company has an extensive experience in the Israeli communications market, a strong brand name in the ISP and international long distance market, a solid base of approximately 1.1 million customers subscribing to broadband, international long distance, and fixed-line telephony services. The purchase of 012 Smile is an important step in Partner’s strategic transformation into a comprehensive communications group. 012 Smile provides a complimentary asset to Partner’s current abilities by enhancing its ISP and its fixed line presence and by enabling Partner to secure a foothold in the international long distance calls market. We believe that the acquisition will strengthen our position towards other telecom groups and improve both our and 012 Smile’s efficiency by capturing ISP and transmission synergy. In addition, the acquisition will allow Partner to offer its subscribers enhanced services which as a result we believe should increase ARPU and decrease churn rate.

The Ministry of Communications' approval of the acquisition requires structural separation among the Company and 012 Smile for a limited period of time. See "Item 3D. Risk Factors- We face risks associated with the acquisition of 012 Smile Telecom Ltd".

012 Smile at the date of acquisition had approximately 1,750 employees located in four main sites. O12 Smile operates under a license from the Minister of Communications.

The information regarding 012 Smile’s business operations and financial results presented above has been provided to us by 012 Smile, without independent verification by us.  See “Item 3D. Risk Factors  --  Risks Relating to Our Business Operations  --  We face risks associated with the acquisition of 012 Smile Telecom Ltd.”.

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

In order to carry out our strategy, we offer our subscribers competitive tariffs, technologies and services that we believe are advanced, including our 3G services and cellular data services through external or internal (in laptops) cellular modems  and smartphones.

In order to promote our advanced new handsets, tariffs and services, we employ a large number of promotional activities and use a broad range of advertising media. During 2010 we continued to pursue extensive advertising presence in the media in order to maintain high exposure for our brand and advanced technologies. We also launched one of the largest community projects in Israel. This project was aimed at strengthening the bond between the Orange brand and its young audience, while supporting the community in which we live.  During 2010, our main advertising activities focused on promoting the subscribership and usage of 3G and HSPA services, and of advanced mobile applications and content such as mobile broadband using data-cards and smartphones, as well as increasing loyalty among our customers. Our marketing strategy focuses on promoting our services to various segments of the Israeli population, and we have extended this strategy to our 3G services. We advertise our services in several languages. In addition to traditional media, we promote our brand and services by sponsoring and initiating cultural and community programs.  We use the distinctive Orange brand logo in all our promotional activities and advertising. See “Item 4B. Business Overview–Intellectual Property”.

Services and Products

Our principal business, which provides most of our revenues, is currently the provision of mobile telecommunications services in Israel, and our goal is to become a diversified multi-service communications and media service provider and offer our subscribers a wide range of sophisticated and easy to use services based upon the latest proven technology.

Our core service is cellular telephony service – provided on both our GSM/GPRS network and our UMTS/HSDPA network. Our basic offer includes domestic mobile calls, international dialing, roaming, voice mail, short message services, intelligent network services, content based on our cellular portal, data and fax transmission and other services. We are continually developing tailored value-added services to meet the special needs of our subscribers and to enhance our long-term relationship with our subscribers.

Our use of GSM, GPRS, UMTS and HSPA technologies enables high speed data transmission.. Our mobile services enable the streaming and downloading of rich applications and content and WAP browsing for 2G subscribers, while the 3G subscribers’ services are enhanced by video and high quality audio capabilities. Our MMS services enable subscribers to send photos, multimedia and animation from handset to handset and from handset to web. We also offer high quality customer service, as well as handset repair and replacement services for equipment sold to our subscribers.

Our 3G network offers a wide range of services, such as video calls, a mobile portal of content services including a rich selection of video-based and MP3 based services under the Orange brand, and the transmission of data at speeds of up to 21 Mbps. We have concluded content agreements with a variety of content providers and suppliers in the Israeli television and entertainment industry.

In December 2008 and January 2009, we launched three additional non-cellular business lines: VoB telephony services that compete with fixed-line telephone services; ISP services that provide access to the internet as well as home Wi-Fi networks, VAS (value added services) such as mail and anti-spam filtering; and Web VOD providing premium on-demand video (mainly full-track feature films and television series’ episodes), music tracks and games. See “Value-Added Services” below.

•
Our management systems are certificated and monitored by IQC (The Institute for Quality and Control, an RVA accredited Certification Body authorized by Bureau Veritas Quality International) to the appropriate international standards:

•	ISO 9001:2008, which focuses on fulfillment of clients and legal requirements;

•	ISO 14001:2004, which coordinates our commitment to habitat and environment; and

•	OHSAS 18001:2007, which directs our efforts to provide a safe and healthy work environment at our premises.

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

Cellular Tariff Plans

Since the beginning of our full commercial operations in 1999, we have introduced cellular tariff plans aimed at bringing innovation to the Israeli cellular communications market. As of December 31, 2010, approximately 72.5% of our cellular subscriber base (approximately 2,290,000 subscribers)  subscribed to post-paid tariff plans, and 27.5% (approximately 870,000 subscribers) subscribed to pre-paid tariff plans.

Our post-paid business tariff plans offer features attractive to business users such as charging fees based on airtime usage without adding the interconnect charges imposed by other cellular and land-line providers for calls made by our subscribers that terminate on third party networks, and providing discounts for calls to designated numbers within a subscriber’s calling circle. In addition, we usually offer rebates on usage to customers joining these tariff plans.

During 2010, we launched an innovative tariff plan that includes a "bank" of minutes shared within the family and a bank of minutes for calling to other Orange subscribers.

The elements of our tariff plans for post-paid private customers are packaged and marketed in various ways to create tariff packages attractive to target markets, including families, military, teens, students and other sectors. Our tariff plans for private customers feature a certain number of free minutes for calls made between family members and special discounts on tariffs for calls among a limited number of family members or friends. They also offer limited handset subsidies. Based on an amendment to our license in March 2008, standard subscriber agreements with private customers have been shortened as of January 2009 to 18 months.

Under our pre-paid plans, upon purchase of a SIM card or phone card or prepayment by credit card, customers can use our network, including some of our value-added services, without the need to register with us or enter into any contract. Our pre-paid plans enable us to compete in the pre-paid cellular services market.

International Roaming

Israelis are frequent travelers, and Israel is a highly visited country. According to the Israel Central Bureau of Statistics, in 2010, more than 4.4 million overseas departures of Israelis were recorded, and almost 3.5 million people visited Israel during 2010. Roaming allows a mobile phone subscriber to place and to receive calls while in the coverage area of a network to which he or she does not subscribe and to be billed for such service by his or her home network. Facilitating international roaming was a primary design goal of the GSM system from its inception. A GSM roamer can therefore expect to enjoy substantially the same services, features and security while traveling as he does at home. We consider international roaming to be a significant source of revenue. The Ministry of Communications may introduce new regulations that would limit our revenues from roaming services.

At December 31, 2010, we had open commercial roaming relationships with 407 operators in 181 countries or jurisdictions. We also have agreements with satellite operators, providing global coverage, requiring the use of unique handsets. Creating roaming relationships with multiple operators in each country increases potential incoming roaming revenue for us and gives our subscribers more choice in coverage, services and prices in that country.

At December 31, 2010, our commercial roaming relationships included 167 3G roaming agreements in 78 countries, compared to 124 3G roaming agreements in 64 countries at year-end 2009. The 3G roaming agreements enable our 3G roamers to initiate video calls, high speed data and video and audio content while abroad. Since we operate our GSM services on the 900 MHz band, which is the most widely-used band among GSM operators worldwide in terms of handsets, and also on the 1800 MHz band, all of our roaming enabled subscribers may roam to most countries where we have roaming capability using their own handsets without modification. In some countries cellular networks use either the 1900 MHz band of GSM or other technologies (GSM 850, CDMA or UMTS) with which we have established international roaming. Our subscribers who own dual or tri-band handsets that work on GSM 1900 as well as GSM 900 may also use their own handsets in countries that deploy GSM 1900 frequency with networks using GSM 1900. Other subscribers who advise us of their intention to visit those countries are either loaned free of charge a compatible handset into which they insert their SIM, thus retaining their own phone number, phone book and all other regular features, or are given the option to rent such handsets at their destination upon their arrival. Since the launch of our 3G network, 3G networks around the world are becoming gradually available to our 3G subscribers.

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

Our main focus throughout 2010 was to continue to expand our 3G and HSPA business in Israel and to enhance our relationship with our customers through active retention activities. To meet these goals, we have expanded our 3G handset portfolio to cater to several specific market segments, we have enhanced our content portal offering and we have launched several innovative retention activities including virtual application malls.

Our VoB, ISP and VOD services are available to all Israeli customers, not only to mobile customers, thus enabling us to reach more customers and grow our total customer base.

During 2010, the Company experienced an increase (as part of a global trend) in the purchase of cellular data packages that allows surfing and data consumption on the cellular network through lap-top computers, smartphones and tablets. The Company expects this trend to continue and to increase during the upcoming year.

Handsets

We provide handsets to our subscribers usually with rebates on usage.  We currently offer a range of different handset models supplied by a number of manufacturers. We offer handsets to satisfy our subscribers’ roaming needs in the 900 MHz, 1800 MHz and 1900 MHz bands, and in 2100 MHz (3G) as well. Not all handsets support all band ranges. We evaluate the technical features of every new cellular handset and, if we decide to make it available to subscribers, we obtain a type approval from the Ministry of Communications for such handset. We advise our sales representatives and dealers on compatibility and technical issues. All our handsets are Enhanced Full Rate (“EFR”) compatible to provide high voice quality. All of our handset models have Hebrew language displays. We offer innovative handsets in our portfolio, including large screens with high resolution displays, high quality cameras with video capabilities, touch screen, large memory, embedded GPS, open operating systems (Symbian,  android, Ios, Blackberry os, Bada os) with enhanced applications, T.V. application and music library, backup application, messaging and internet applications and rich content in our portal and on the internet. Following the launch of our HSDPA network, we also sell smartphone handsets that enable customers to use content services with high-speed rates of data transmission, cellular modems and lap-tops with HSDPA embedded data cards and tablets.

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

Walk-in Centers. We currently operate 33 Partner-owned service and sales centers across Israel. These centers provide a face-to-face, uniformly designed, contact channel and offer all services that we provide to customers: sales, handset upgrade, handset maintenance and other services (such as finance, rate-plan changes and subscription to new services). Lease agreements for our retail stores and service centers are for periods of two to five years. We have the option to extend the lease agreements for different periods including the initial lease period. See also Note 18(b) to our consolidated financial statements.

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

Direct Sales Force: Our sales force is comprised of service and sales representatives.

•	A team of regional representatives and customer account managers, located in five regional offices, supports small to medium-sized businesses.

•	A team of corporate representatives and customer account managers who support large corporate customers.

•	A “door to door” sales-force located in four regional offices focuses on individual and small business customers.

•	A telemarketing department conducts direct sales by phone (to private and business customers), initiates contacts to prospective customers and coordinates appointments for the sales representatives.

Our sales force undergoes regular training to improve their skills of selling advanced solutions such as cellular data, intranet extension and connectivity, virtual private networks, location based services, m2m services, and other value-added services that appeal to corporate customers.

In addition, as of December 31, 2010, we have 35 Orange stands in shopping centers throughout the country, as well as ten shops that specialize in sales and handset upgrades.

Indirect Sales Channels

 At December 31, 2010, we had agreements with 46 traditional dealers providing 62 points of sale, selling a range of our products. The private dealer network is an important distribution channel because of its ability to attract existing cellular users to our network. Our dealer network focuses primarily on sales to individual customers and, to a lesser extent, small business customers. Most of our dealers specialize in sales for post-paid customers, and others specialize on sales for pre-paid customers and distribution of pre-paid handsets to sub-dealers. In addition, we have specific dealers that target different segments of the Israeli population with the appropriate style, language and locations. We provide regular training to employees of our dealers to update them on our products and services. Our dealer managers visit dealers on a regular basis to provide information and training, answer questions and solve any problems that may arise. We pay our dealers competitive commissions and provide handset subsidies. However, dealers are not entitled to commissions for any customers that terminate their service within 90 days of activation.

All indirect sales channels are supported by a specialized “dealer support” call center providing information, support and coordination of appointments of car-kit installations.

Customer Contracts and Credit Policy

As of January 2009 our standard subscriber agreements with private customers is for a period of  18 months. Most of our business customers sign 36-month contracts. Subscribers are billed monthly for airtime charges and charges per services. All customers are supervised by daily reports in order to display exceptional usage. Roaming access for direct debit subscribers is subject to credit scoring by Partner’s credit supervisors with the assistance of outside credit agencies and may require additional guarantees or deposits.

Our individual subscribers pay for their services by credit card or by direct bank debit. All credit card accounts are subject to an initial maximum credit limit each month, which varies depending upon the type of credit card and for which we obtain prior approval from the card issuer. When a subscriber account reaches this limit, we may seek approval from the card issuer. If the card issuer does not grant the approval, we may require the customer to provide other means of payment or arrange an increase in the approved limit from his credit card issuer. If this does not occur, the customer’s usage may be limited or suspended until we receive a cash deposit or guarantee from the customer.

All business subscribers can subscribe and pay for their services by credit card or direct debit. Customers acquiring more than ten handsets (or less in certain circumstances) are subject to a credit scoring review performed by Partner’s credit supervisors with the assistance of outside credit agencies.

Most of our subscribers pay for the handsets in 36 or 18 installments, which are charged directly to their credit card or to their monthly bill. If the customer opts to pay for the installment via his monthly bill, the outstanding installment payments are not secured. Under the terms of these contracts, customers who terminated their contracts prior to the expiration of the contract’s term and who have purchased a subsidized handset from our dealers or from us were charged for payment of the residual price of their handset. This charge reflects the difference between the price they paid for the handset, if any, and the list price, adjusted for the remaining number of months until the end of the contract term. A recent amendment to the Telecommunications Law  allows subscribers who terminate their contracts prior to the expiration of the contract's term to continue to pay out the installments of the handsets in accordance with the dates and amounts they would have paid had they not terminated the contract. See-"Item 4B. Business Overview-Regulation-Consumer License Amendments".

Our Network

We have built an extensive, resilient and advanced network system in Israel, allowing us to offer our services with extensive coverage and consistent high quality. During the years ended December 31, 2009 and 2010, we made capital expenditures of NIS 375 million and  NIS 251 million ($71 million), respectively, in our network infrastructure, including optic fibers.

Overview

Third generation wireless communication, which offers full interactive multimedia capabilities at data rates of up to 384 Kbps, is bringing wire-free networks significantly closer to the capabilities of land-line networks. Improvements in coding and data compression technology will provide better voice quality and more reliable data transmission. UMTS is the global standard adopted for the implementation of third generation wireless telecommunications capable of data rates of 21 Mbps and is the 3G technology we use. HSPA is a technological enhancement to our 3G services that offers subscribers the ability to access our 3G services at higher speeds for downloading (HSDPA) and uploading (HSUPA) data.

Infrastructure

As of December 31, 2010, our GSM network consisted of 1,920 macrobase transceiver stations, 111 microbase transceiver stations and 505 indoor transceiver stations, all linked to 30 base station controllers. The base station subsystem is controlled by 11 cellular switching centers. Base transceiver stations, cellular switching centers and base station controllers are interconnected by approximately 3,500 transmission links. Ericsson and Nokia supply our base station controller and base transceiver station sites for our GSM and GPRS network.

As of December 31, 2010, our UMTS network consisted of 1,887 macrobase transceiver base stations, 43 microbase transceiver stations and 348 indoor transceiver stations, all linked to 8 radio network controllers. The base station subsystem is controlled by five mobile switching centers and eight media gateways. The base transceiver stations, the mobile switching centers and the radio network controllers are interconnected by approximately 5,500 transmission links. As of January 2008, Ericsson is our sole 3G UTRAN and core network equipment supplier, and we are progressively replacing equipment purchased from other suppliers with Ericsson equipment.

In addition, our network is interconnected with two public switched telephone companies, Bezeq and HOT, in several locations across Israel. Our network is also directly connected to the three cellular networks, the four Israeli international operators, the land-line telephone network of Paltel and the cellular network of Wataniya, and indirectly to the cellular network of Jawwal.

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

Our GSM and UMTS networks covered 99% of the Israeli population at year-end 2010. We are continuing to expand and improve the coverage, capacity and quality of our UMTS network.

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

With these quality parameters in mind, we rolled out our UMTS/HSPA network starting in 2004, which shares locations with the GSM sites. In December 2007, we signed an agreement with LM Ericsson Israel Ltd. (Ericsson") for the replacement of third party 3G radio equipment existing in our network and in October 2010, we signed an agreement with Ericsson for the upgrade of existing networks and the deployment of our fourth generation network. Ericsson is currently the main 3G supplier of our network. See “Item 10C. Material Agreements”.

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

Spectrum Allocation and Capacity

Spectrum availability is limited and is allocated by the Ministry of Communications through a licensing process. Pursuant to the terms of our license and subsequent allocations, we were allocated 2x10.4 MHz in the 900 MHz frequency band, of which 2x4.8 MHz are shared with Jawwal which operates in the West Bank and the Gaza Strip. See “Item 3C. Risk Factors” for a discussion of the risks associated with regulatory developments in spectrum allocation.

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

Site Procurement

Once a new coverage area has been identified, our technical staff determines the optimal base station location and the required coverage characteristics. The area is then surveyed to identify network sites. In urban areas, typical sites are building rooftops. In rural areas, masts are usually constructed. Technical staffs also identify the best means of connecting the base station to the network, for example, via leased or owned and operated microwave links or wired links leased from Bezeq. Once a preferred site has been identified and the exact equipment configuration for that site decided, we begin the process of obtaining necessary approvals.

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

Suppliers

Ericsson, together with its affiliates, is a major supplier of GSM equipment with cellular switching centers, base station controllers, base transceiver stations, transit transmission centers, operation support systems and transmission systems equipment. Ericsson is also our major supplier of GPRS network equipment, including GPRS support nodes and gateway GPRS support nodesand UMTS infrastructure equipment. On December 20, 2007, we entered into an agreement with Ericsson for the supply of 3G radio equipment to replace our existing Alcatel-Lucent 3G equipment and to expand our existing 3G network, as well as to provide support and maintenance for the Ericsson elements in our network. As a result, Ericsson became our sole supplier for our 3G network. On October 25, 2010, we entered into an agreement with Ericsson for the upgrade of our existing networks and the deployment of our fourth generation network in Israel. See "Item 10C. Material Contracts".

Nokia-Siemens, together with its subsidiaries and/or  its associated companies also supplies us base station controllers, base transceiver stations and network management system equipment, as well as equipment for our NGN  network and 2G cellular telecommunications network. Nokia-Siemens also supplies us with switches for the land-line telephony services based on IP.

Bezeq supplies the Company with land-line transmission services for connecting traffic between 65% of the Company's sites and  its switches.

Alcatel provides the Company with a pre-paid system that allows subscribers to pay set amounts in advance and thereby allows subscribers to manage their expenses for services.

In June 2009, we entered into an agreement with Apple Sales International for the purchase and resale of iPhone handsets in Israel. See "Item 10C. Material Contracts". During 2010, Apple became a major supplier of the Company's handsets (i-Phone).

During 2010, we purchased a substantial portion of our Nokia handsets from Eurocom Communications Ltd.

During 2010, we purchased all of our Samsung handsets from Scailex. See "Item 7B. Related Party Transactions–Transactions with Affilates–Agreements with affiliates of Scailex".

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

Our network is connected directly to Paltel and Wataniya and indirectly to Jawwal, the Palestinian land-line and cellular operators. The interconnect tariffs are set out in a commercial agreement.

For a discussion of the Ministry of Communications' reduction of interconnect tariffs see "Item 3D. Risk Factors- Our business and operating results have been adversely affected by reductions in call and SMS interconnect tariffs imposed by the Ministry of Communications, and may be further materially adversely affected by future regulatory developments in these areas" and "Item 4B. Business Overview – Regulation – Regulatory Developments- Reduction Of Interconnect Tariffs to Be Paid to Cellular Operators”.

We have written interconnect agreements or operating arrangements with all of the international service providers serving Israel. The regulated interconnect tariff for incoming international calls was updated to NIS 0.0728 per minute, in line with the updates in interconnect tariffs for incoming domestic calls, effective January 2011.

One of our subsidiaries has a domestic land-line license. Our subsidiary is connected, directly with all other telecommunication networks operating in Israel. The interconnection fees are set by the Interconnection Regulations (Bezeq and Broadcasts) (Fees for Interconnection) 2006.

Competition

There are currently four cellular telephone network operators in Israel: Partner, Cellcom, Pelephone and MIRS. We compete with Cellcom, Pelephone and MIRS principally on the basis of telecommunications service quality, brand identity, variety of handsets, tariffs, value-added services and the quality of customer services.

The table below sets forth an estimate of each operator’s share of total subscribers in the Israeli cellular market at December 31,  2006, 2007, 2008, 2009 and 2010.

Market Share*	2006	2007	2008	2009	2010

Partner	32%	31.7%	32%	32%	32%
Cellcom	34%	34.1%	35%	35%	35%
Pelephone	29%	29.0%	29%	29%	29%
MIRS	5%	5.2%	4%	4%	4%

*     Based on information contained in published reports issued by, and public statements made by, Pelephone and Cellcom or by their respective shareholders and from Partner subscriber data. The number of subscribers of Mirs is estimated by Partner since Mirs does not disclose operating information.

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

Pelephone is an Israeli corporation wholly owned by Bezeq, the primary land-line operator in Israel that is controlled by B a company indirectly controlled by Shaul Elovitz, the controlling shareholder of Eurocom, which is the official distributor of the Nokia group in Israel.  Pelephone, which was initially a non-GSM operator and had used CDMA-1x Real Time Technology, as well as the EVDO technology, launched in the beginning of 2009 a UMTS/HSPA network, which has strengthened its ability to compete in the provision of inbound and outbound roaming services as well as improved its competitive position in the market.

MIRS, an Enhanced Specialized Mobile Radio, or “trunking” network, holds a general license to operate as a mobile telephone operator. MIRS is an Israeli corporation whose major shareholder is Motorola Communications (Israel) Ltd. MIRS operates using an Enhanced Specialized Mobile Radio, or “trunking” iDEN network and has expressed its intention to roll out a WiMAX network subject to receiving a license. MIRS has also expressed its interest in upgrading its network to WiMax technology. In December 2009, Motorola sold MIRS, its wholly-owned subsidiary to the Altice Group, a French media group controlled by Patrick Drahi, who is also the principal shareholder of HOT. HOT's two main areas of activity are cable multi channel television broadcast and domestic fixed line telecommunication services. This transaction may contribute to the creation of another telecommunications conglomerate in Israel, which would increase competition in the market.

The Ministry of Communications has recently granted MVNO licenses to a number of companies and is expected to grant additional MVNO licenses, which will further increase competition.  See "Item 3D. Risk Factors - We have been required to offer access to our network infrastructure to other operators, which has enabled new competitors, such as MVNOs, to enter the market, reduce our ability to provide quality services to our subscribers and negatively affect our operating results".

In September 2010,  the Ministry of Communications published a tender for the allocation of UMTS frequency to additional infrastructure-based cellular operators in Israel. Four companies have submitted tender offers.  See " Item 3D. Risk Factors- We have been required to offer access to our network infrastructure to other operators, which has enabled new competitors, such as MVNOs, to enter the market, reduce our ability to provide quality services to our subscribers and negatively affect our operating results" and  "Item 4B. Business Overview-Regulatory Developments- Integrated Tender Committee For UMTS Frequency Allocation For An Additional Cellular Operator".

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

In connection with our new services beyond the cellular market, following the acquisition of 012 Smile, there are currently two major fixed ISP providers in Israel that we compete with since entering this market: Bezeq International and Netvision.  Partner and 012 Smile accounted together for approximately 35% of the ISP market, while the other two ISP providers accounted for approximately 65% of the ISP market.

The Ministry of Communications has granted several service providers with a trial license to provide VoC services. For a discussion of the risks created by our competitive environment, including risks arising in connection with government measures to increase competition, see “Item 3D. Risk Factors.”

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

While many of our systems have been developed by third-party vendors, all of them have been modified and refined to suit our particular needs. In certain instances, we have developed critical information technology systems internally to meet our specific requirements. For example, significant segments of our CRM and business information infrastructure were developed internally and were designed to integrate our customer service outreach with our overall sales and marketing effort. In other cases, conversely, we have outsourced responsibility for certain systems to third parties. Our “Vantive” CRM system is in the process of being replaced through a contract with IBM to implement a new CRM system based upon “Siebel” software. The migration to the new CRM system is still in progress. In connection with our transformation into a diversified multi-service communications provider, we intend to replace our current billing and CRM systems with systems that are better suited to our current and future needs.

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

We have also entered into a brand support/technology transfer agreement with Orange Personal Communications Services Limited. Under this agreement, Orange Personal will provide us with information and expertise to support the orange brand in Israel at an agreed cost. See “Item 3D. Risk Factors– Our right to use the "orange" brand is royalty free only until 2013.  After that time, we are likely to be required to pay royalty payments should we decide to retain the Orange brand. The amount of the royalties may be significant.”  See also the risk factor related to 012 Smile and its trademark under “Item 3D. Risk Factors – We face risks associated with the acquisition of 012 Smile Telecom Ltd.”.

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

General licenses, which relate to telecommunications activities over a public network or for the granting of nationwide services or international telecommunications services, have been awarded to Bezeq, and to HOT, to the four cellular telephone operators and to the international operators. In addition, the Ministry of Communications has recently granted MVNO licenses to a number of companies and is expected to grant additional MVNO licenses.

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

Frequency Fees. Under the Telegraph Regulations, the Company is committed to pay an annual fixed fee for each frequency used. The Company paid a total amount of approximately NIS 55 million, NIS 55 million, and NIS 59 million, for the years 2008, 2009 and 2010 respectively. In addition, during 2010, the company paid an amount of approximately 30 million in respect of previous years. See also note 18 (d) to our consolidated financial statements.

Royalties. Pursuant to the Telecommunication (Royalties) Regulations, 2001, we must pay royalties to the State of Israel every quarter based on our chargeable revenues, as defined in the regulation, from mobile telephone services (including, among other, airtime, monthly subscription fees, roaming services and non-recurring), on a cumulative basis, excluding value-added tax. Revenues for purposes of royalty calculation also exclude revenues transferred to other telecommunications license holders, bad debts, payments for roaming services to foreign mobile telephone operators and certain other revenues. The regulation provided a rate of 4% in 2003 and a rate of 3.5% in 2004 and 2005. In November 2004, the Ministry of Communications announced that from January 2006 the rate of royalties payments will be reduced annually by 0.5% to a level of 1%. For 2006 the rate was 3%, for 2007 the rate was 2.5%, for 2008 the rate was 2%, for 2009 the rate was 1.5% and for 2010 it was 1%. In January 2011, the regulations were amended so that the royalty rate shall be increased to 1.75% in 2011 and 2.5% in 2012. The amendment will be effective until the Director of the Ministry of Communications shall publish a formal notice that one of the following has occurred: (1) a cellular operator has begun to provide national roaming service; (2) an MVNO has begun to operate and the total market share of all MVNOs is at least 5%. If one of the above occurs, the royalty rate will revert back to 1%.This amendment does not apply to international operators, special fixed line operators and MVNOs.

Fair Competition and Antitrust Law

Provisions  prohibiting Partner from engaging in anti-competitive practices can be found in our license and in the licenses of the other telecommunications operators, in the various telecommunications regulations and in the Restrictive Trade Practices Law. Our license emphasizes the principle of granting users equal access to the systems of each of the operators upon equitable terms. The Telecommunications Law also provides certain protection against disruption of telecommunications services.

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

The Israeli Commissioner of Restrictive Trade Practices expressed his view in the past, that the cellular telephone industry in Israel operates as an oligopoly and that the Israeli government should intervene to regulate prices. Such a finding could result in increased regulatory intervention (including with regard to tariffs and tariff practices), the application of certain limitations on our conduct and increased litigation. See “Item 3D. Risk Factors- Possible changes in the law could result in increased anti-trust regulation on the mobile telephone industry in Israel, which could have a material adverse effect on our revenues and financial results".

Regulatory Developments

See also “Item 3D. Risk Factors --  Risks Relating to the Regulation of Our Industry” for a discussion of how recent regulatory developments create risks for our financial condition, business and results of operations.

Reduction Of Interconnect Tariffs to Be Paid to Cellular Operators

Since September 2010, the interconnect tariffs payable to Israeli cellular operators by other Israeli telecommunications operators have been as follows:

•
the maximum interconnect tariff payable by a telecommunications operator to a cellular operator for the completion of a call in its cellular network will be reduced from the current tariff of NIS 0.251 per minute to NIS 0.0687 per minute effective January 1, 2011; to NIS 0.0634 per minute effective January 1, 2012; to 0.0591 per minute effective January 1, 2013; and to NIS 0.0555 per minute effective January 1, 2014; and

•
the maximum interconnect tariff payable by a telecommunications operator to a cellular operator for sending an SMS message to its cellular network will be reduced from the current tariff of NIS 0.0285 to NIS 0.0016 effective January 1, 2011; to NIS 0.0015 effective January 1, 2012; to NIS 0.0014 effective January 1, 2013; and to NIS 0.0013 effective January 1, 2014.

The tariffs do not include VAT and will be updated annually on January 1 of each year starting January 1, 2011 as follows: the tariffs will be linked to the Israeli Consumer Price Index ("CPI"), using the average annual CPI for the year 2009 (as defined by the Israeli Central Bureau of Statistics) as the basic CPI. The tariffs will be adjusted in accordance with the royalty rate paid by cellular operators as set in the relevant regulations. The monthly direct adverse affect of the reduction, without taking into consideration any mitigating steps and the possible significant indirect adverse affects, is estimated at approximately NIS 30-40 million on the Company's EBITDA and approximately NIS 20-30 million on the Company's net income.

On November 14, 2010, the Company filed a petition with the Supreme Court of Justice claiming that the Ministry of Communications 's decision to reduce interconnect tariffs is mistaken and unlawful and a hearing was set for June 2011. The Company has petitioned the Court to rescind the Ministry's decision and regulations or alternatively to amend them in such a manner so that the cost shall not be less than the actual cost. The Company cannot predict the ultimate outcome of the petition. See "Item 3D-Risk Factors- Our business and operating results have been adversely affected by reductions in call and SMS interconnect tariffs imposed by the Ministry of Communications, and may be further materially adversely affected by future regulatory developments in these areas".

Consumer License Amendments

After conducting a hearing process, in December 2010 the Ministry of Communications amended the conditions of the licenses of all the cellular telecommunication companies in Israel to include consumer amendments. The amendments include, among other matters, a requirement to include a summary of the main terms of the commitment agreement on the front page of the agreement, a prohibition to charge subscribers for services that they did not expressly sign up for and the provision of information in the monthly bill of business subscribers regarding the commitment period and exit fees that will need to be paid if the business subscriber terminates the agreement.

As part of an amendment to the Telecommunications Law, effective February 2011, subscribers with commitment agreements for no more than 100 telephone lines that terminate a commitment agreement during the commitment period may not be charged a penalty that exceeds 8% of the subscribers' average monthly bill for operator's services until termination, multiplied by the balance of the remaining number of months in the commitment period. In addition, such subscribers may not be denied benefits to which they would have been entitled had they not terminated the commitment agreement.  For commitment agreements signed prior to February 1, 2011, these new provisions will apply to customers with no more than 50 telephone lines. In addition, the cellular operators will be prohibited from demanding immediate full payment of the remaining installments for the handsets upon the customers' breach of the commitment period, and the subscribers will be allowed to continue to pay out the installments in accordance with the dates and amounts they would have paid had they not terminated the agreement. We expect that these restrictions on subscriber exit fees are expected to increase the churn rate of post-paid subscribers.

As part of an amendment to the Telecommunications Law, effective January 2011 cellular companies are prohibited from selling locked handsets for use only with the company’s sim card and must agree to unlock all handsets they have sold in the past, free of charge. It was further resolved, that this provision will not apply to a subscriber or group of subscribers that requested from the cellular operator in a specific and detailed request that this provision not apply to them.

Securities Administrative Enforcement

An amendment to the Israeli Securities laws, which came into force in January 2011, established administrative enforcement measures for handling certain violations of certain securities and securities-related laws supervised by the Israeli Securities Authority, or ISA. This amendment allows the ISA to impose various civil enforcement measures, including financial sanctions, payment to the harmed party, prohibition of the violator from serving as an executive officer for a certain period of time, annulment or suspension of licenses, approvals and permits granted under such laws and agreed settlement mechanism as alternative for a criminal or administrative proceeding.  In case of a violation by a corporation, the amendment provides for additional responsibility of the chief executive officer in some cases, unless certain conditions have been met, including the existence of procedures for the prevention of the violation. The Company is prohibited from paying or indemnifying directors or senior officers for financial sanctions imposed on them in accordance with this amendment. The Company is studying the amendment and is in the process of examining its procedures for the prevention of such violations.

International call rates

The Ministry of Communications has also concluded after conducting a hearing process that effective July 31, 2010, cellular customers, like fixed-line customers, will be charged international call rates that will be determined by the international operators, and the international operators shall pass onto the cellular operators the charges for interconnect to the cellular networks that will be determined in the regulations. Customers will no longer be charged for airtime by the cellular operators. The Ministry of Communications' decision with respect to the reduction of interconnect tariff for cellular operators described above may have, inter alia, a further adverse affect on the Company's revenues from calls made by our customers while dialing abroad.

Bezeq

After conducting a hearing process, the licenses of Bezeq and its subsidiaries were amended in May 2010, to allow them to offer integrated packages of services to the private sector under certain conditions and restrictions. In general, the integrated service packages that Bezeq and its subsidiaries can offer will not be able to demonstrate a discount on the service prices so that subscribers will be able to acquire each service or package of services included in the integrated package separately under identical terms to the package terms. This allows Bezeq to offer customers a full range of bundled telecommunication services in one transaction, including landline services, cellular services, international call services, broadband access, broadband internet services and multi channel television services, an offer that the Company cannot compete with, including the ability to offer its subscribers competitive multi channel television similar to the services offered by YES satellite services. Such an offer may be attractive to existing subscribers and to potential subscribers of the Company in a manner that would decrease the recruitment of new subscribers for new products of the Company or increase the churn of existing subscribers.

Long Distance Services

In February 2011, the regulations prohibiting cellular operators from providing international services and prohibiting a cellular operator from having significant influence over an international landline (ILD) operator were amended to allow cellular operators to provide long distance services or have significant influence over an ILD operator upon the earlier of the following: December 31, 2012, or publication of a notification by the Director General of the Ministry of Communications with respect to one of the following (1) an MVNO has begun to operate; (2) an international operator can begin to operate as an MVNO. In addition, the Ministry of Communications may allow a cellular operator to have significant influence over an ILD before these conditions are met, provided that "structural separation" is maintained between the long distance operations and the cellular operator's business.

Network Neutrality

In July 2009, the Ministry of Communications published an instruction to cellular operators and ISPs in Israel to maintain "network neutrality" by avoiding any limitation on applications or protocol usage on the Internet or any other action which might be considered discriminatory against content providers or which might harm consumers.   As part of an amendment to the Telecommunications Law, new provisions regarding this matter became effective as of January 2011.

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

•
On August 31, 2009, the Ministry of Communications announced that it would conduct a public hearing process regarding the regulation of broad band access services over cellular networks.  Currently, a customer who obtains broad band access services over a cellular network must purchase both the broad band infrastructure and the ISP services from the cellular operator (which has itself entered into an agreement with an ISP provider), whereas a customer who obtains broad band access services over a fixed line network can purchase the broad band infrastructure and the ISP services from different vendors.  The Ministry of Communications is examining the current method by which broad band access services based on cellular networks are provided to customers and has asked for public comments with regard to the current framework, as well as regarding possible alternative regulatory frameworks.  As a result of this hearing, new regulations regarding broad band access services over cellular services could be introduced.  We cannot assure you that, if introduced, such regulations would not adversely affect our business or operating results.  See "Risk Factors – Risks Relating to the Regulation of Our Industry – We operate in a highly regulated telecommunications market which limits our flexibility in managing our business and may materially and adversely affect our business and results of operations".

•
In March 2010, the Ministry of Communications began conducting a hearing in order to allow exclusive general licensees, mobile radio telephone licensees, and domestic land-line licensees to supply VoB services to subscribers that are abroad, through a telephone number that will be allocated to them by the licensee. The licensees have submitted their positions to the Ministry of Communications.

•
In October 2010, the Ministry of Communications published a hearing regarding the technical arrangements for national roaming which will be reflected in an amendment to the cellular operators' licenses. The Company submitted its initial response on November 25, 2010 and its second response on January 25, 2011.

•
In December 2010, the Ministry of Communications published a hearing regarding the granting of VoC licenses either as part of MVNO licenses or by granting a general special license for the provision of national fixed telecommunication services. The Company submitted its response in January 2011.

•	The Ministry of Communications is conducting a re-assessment of the frequency fees set forth in the law in order to support effective allocation and the utmost utilization of the frequencies.

•
In February 2011 the Ministry of Communications published a hearing regarding the increase of transparency with regards to the data speed promised by ISPs in uploading and downloading data over the internet and by cellular operators who provide cellular internet services. In accordance with the hearing, the publication with regards to the minimum data service speeds shall be similar to those of the maximum speeds and shall include a clear notice that in order to use the said speed, the customer must order separately the service from his infrastructure provider with corresponding speed.

•
In February 2011, the Ministry of Communications published a hearing regarding allowing Bezeq and its subsidiaries to offer integrated packages of services to the business sector under certain conditions and restrictions.

•
In March 2011, as part of the consumer license amendments to the licenses of all the cellular telecommunication companies, the Ministry of Communications published a hearing regarding subscribers' requests for services by enrollment in either the cellular operators' website or the content providers' websites and the required documentation for the said enrollment.

On July 15, 2010 the following governmental resolutions were passed:

•
The Ministry of Communications shall examine the possibility of shortening the commitment period for subscribers so that they do not exceed 12 months. The Ministry of Communications is expected to publish a hearing on the matter during 2011.

•
An inter-ministry committee headed by the director of the Ministry of Communications shall be established to submit recommendations regarding a model for cellular infrastructure sharing, including necessary statutory amendments and submit such recommendations for the government's approval by March 31, 2011. The Company has submitted its position.

•
An inter-ministry committee shall be established to examine the implementation of vacating frequencies for 4th generation cellular activities including frequencies in the 2,500 Mhz-2,700 Mhz, while examining the possibility for compensation.

•
In order to increase transparency in the cellular market, and facilitate the consumers' ability to choose telecommunication services, the Minister of Communications shall conduct periodic comparisons between the service prices of the cellular operators and bring this to the public's attention on the ministry's website. The ministry should publish on its website at the beginning of each year a report regarding the service levels and prices provided to cellular subscribers including changes in price levels, consumer complaint details that were received by the ministry regarding the activity of a cellular operator and details of breaches and monetary sanctions imposed by the ministry on cellular operators.

Public Committee for the Examination of the Tariffs for Different Segments In the Wholesale Fixed-Line Market and Bezeq's Tariffs and its Tariff Structure

In March 2011 a public committee was appointed by the Ministry of Communications to examine increasing the potential competition in the communications market, and upgrading the broadband infrastructure in Israel by means of: (1) regulating all activity of license holders on the infrastructure of general internal operator license holders; (2) simplifying and increasing the certainty of regulation in the area of fixed communications, while adapting it to the technological progress and changes in the market; (3) institutionalizing a uniform regulation, as much as possible, towards the different operators; (4) lowering the entry barriers in all market levels for new factors, which are not owners of universal infrastructure and (5) increasing the consumer transparency.

The committee published its interim recommendations on March 3, 2011, and proposed, among other measures, the following recommendations:  (1)  the obligation of structural separation in the fixed communications area, as well as in other areas of the industry, be revoked. This would not apply to the multi-channel television, which would be revoked only after television activity using the internet infrastructure will be allowed; (2) the supervision over Bezeq's wholesale tariffs will be determined based on the system of a maximum tariff, and not the system of a constant tariff, in accordance with the provisions of paragraph 15a of the Communications Law. This would be executed immediately, independent of any other issue stated in this document. The ministers will be updated on a regular basis regarding the development of competition in the market, and will receive a focused report every six months, in order to allow intervention in case of a decline in the rate of the competition. The committee is considering the formulation of a gradual settlement, which is subject to clear, quantifiable and transparent milestones, for the deregulation of tariffs, by means of defining tariffs by regulations, and transitioning to tariff supervision by virtue of paragraph 17 of the Communications Law; (3) holders of general fixed line licenses will provide services and allow the use of the infrastructure required to facilitate the activity of other license holders in providing services to end-customers.

Broadband access service will be provided immediately (for example through xDSL or the cable network access service) in a manner that will enable operation and control by the service provider who can manage the service, and is not the owner of the infrastructure. The infrastructure provider will be required to provide all that is needed apart from the line itself, in order to allow the transparency required for the control and management of the service.

Integrated Tender Committee For UMTS Frequency Allocation For An Additional Cellular Operator and National Roaming

Further to a tender committee that was appointed by the Ministry of Communications in May 2010 to allocate UMTS frequency to additional cellular operators, in September 2010, the Ministry of Communications published a UMTS frequencies allocation tender offer in the 2100 Mhz spectrum for two additional cellular operators. Offers were submitted by four candidates. Participation in the Tender was allowed only for new operators and MIRS. Other existing cellular operators were not allowed to participate. The winners will be awarded a general license for the provision of cellular services (in the case of MIRS, its current license will be amended). The Tender does not set a completion date for the tender process. In order to reduce entry barriers while penetrating the cellular service market, the winners shall be awarded various benefits and leniencies, such as low minimum license fee and a reduction mechanism of the license fee offered to the winner (to the minimum fee set) based on the market share gained by the winner in the private sector over 5 years after being awarded the license.

In accordance with an amendment to the Telecommunications Law, new provisions became effective January 2011 requiring existing cellular operators, to allow the new operator use of the public telecommunication networks of the existing cellular operators when the new operator begins providing cellular service not through roaming, to an area with at least 10% of the population and in accordance with the conditions set forth in the amendment. These roaming services will allow the new licensee to provide its subscribers with services also in areas in which it does not yet have its own infrastructure. The existing cellular operators must allow national roaming for a period of 7 years that can be extended by an additional 3 years by the Ministers of Communications and Finance. The amendment also requires that the new licensee provide cellular services not through roaming services to an area that is at least 40% populated  within 4 years of the grant of the license. Regulations regarding the amount of roaming charges to be paid will be set by the Ministers of Communications and Finance by February 1, 2012.

 This regulatory initiative may increase the likelihood of additional new competitors in the mobile telephone market in Israel. Our capacity is limited, and if we will be required to share our sites and infrastructure with other operators, as a result of the Ministry of Communications' decision of this hearing, the services to our subscribers may be harmed or we may be required to invest additional capital in order to enable additional use of our network. If we fail to agree with new operators that are given access to our network regarding the tariffs and additional conditions for the usage of our infrastructure, the Ministry of Communications may impose tariffs as well as the terms and conditions of such usage. If the Ministry of Communications sets those tariffs too low, this may adversely affect our financial condition.

In absence of an agreement between the new cellular operator and any of the existing cellular operators regarding the tariff for the national roaming, this tariff shall be set at the same rate as the Interconnect Tariff that will be in effect at that time, until the final determination by the Minister of Communications, due no later than February 1, 2012.  If the final tariff determined by the Minister of Communications will be higher or lower than the Interconnect Tariff, the new cellular operator will either pay the difference to the existing cellular operators or be reimbursed for the difference.

Accessibility for Disabled Persons

The Company has been notified that the Labour, Welfare and Health Committee of the Israeli Parliament is conducting proceedings regarding the enactment of accessibility regulations based on the Equality Law for Disabled Persons. Such regulations will address issues including physical accessibility to our customer service centers as well as to information such as forms, pamphlets and telephone customer services. We believe that the costs required to comply with such regulations may be significant. The regulations under discussion allow relief to disabled persons against non-compliant companies of NIS 50,000 without having to prove damages and may provide grounds for class actions.

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

Revoking, limiting or altering our license. Our license contains several qualifications that we are required to meet. These conditions are designed primarily to ensure that we maintain at least a specified minimum connection to Israel. Other eligibility requirements address potential conflicts of interest and cross-ownership with other Israeli telecommunications operators. The major eligibility requirements are set forth below. A failure to meet these eligibility requirements may lead the Ministry of Communications to revoke, limit or alter our license, after we have been given an opportunity and have failed to remedy it.

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

ISP License. In March 2001, we received a special license granted by the Ministry of Communications, allowing us through our own facilities to provide internet access to land-line network customers. The license was renewed in April 2008 and is valid until April 2013. We began supplying commercial ISP services beginning in January 2009. We were also granted a special license to provide ISP services to the Israeli populated areas in the West Bank.

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

National Building Plan No. 36

National Building Plan No. 36 which came into effect on June 15, 2002 regulates the growth of telecommunications infrastructure in Israel. Chapter A of National Building Plan No. 36 sets forth the licensing, view, flight safety and electromagnetic radiation requirements for the construction of mobile radio telephone infrastructure. National Building Plan No. 36 also adopts the radiation emission standards set by the International Radiation Protection Agency which were also previously adopted by the Ministry of Environmental Protection. We believe that we currently comply with these standards. National Building Plan No. 36 is in the process of being changed.  On June 1, 2010, the National Council for Planning and Building approved the National Building Plan No. 36/A/1 version that incorporates all of the amendments to National Building Plan No. 36 ("the Amended Plan").

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

The Amended Plan sets forth the indemnification amounts as a percentage of the value of the depreciated property claims in accordance with the manner in which the licenses were granted as follows: If the license was granted in an expedited licensing route, which is intended for installations that are relatively small in accordance with the Amended Plan criteria, then the cellular companies will be required to compensate the local planning committees in an amount of 100% of the value of the depreciated property claim. If the license was granted in a regular licensing route, which is intended for larger installations in accordance with the Amended Plan criteria, then the cellular companies will be required to compensate the local planning committees in an amount of 80% of the value of the depreciated property claim. The Amended Plan is subject to governmental approval, in accordance with the Planning and Building Law. It is unknown when the government intends to approve the Amended Plan,

These recent developments may have a material adverse effect on our financial condition and results of operations, as well as plans to expand and enhance network coverage. For more information, see “Item 3D. Risk Factors – In connection with certain building permits, we may also be required to indemnify certain planning committees in respect of claims against them relating to the depreciation of property values that result from the granting of permits for network sites, which may have a material adverse effect on our financial condition and results of operations”.

Wireless access devices

We have set up several hundred small communications devices, called wireless access devices, pursuant to a provision in the Communications Law (Telecommunications and Broadcasting), 1982, which we and other participants in cellular telecommunications, believe exempts such devices from the need to obtain a building permit. Beginning in 2008, following the filing of a claim that the exemption does not apply to cellular communications devices, the Attorney General filed an opinion regarding this matter stating that the exemption does apply to wireless radio access devices under certain conditions and instructed the Ministry of Interior to prepare regulations setting conditions that would limit the exemption to extraordinary circumstances. Following the instruction of the Attorney General, several inter-ministerial discussions and hearings have taken place without agreement being reached as to whether an exemption should be permitted, or under what conditions.  The approval of the regulations was brought to the Economic Committee where the regulations were not approved. The chairman of the Economic Committee advised that he intended to meet with representatives of the relevant governmental ministries in an effort to seek a version of the regulations that would be acceptable by all committee members. Following two petitions that were filed with the High Court of Justice opposing the Attorney General’s recommendation that the exemption apply under certain conditions, on September 16, 2010, the Supreme Court issued an interim order prohibiting further construction of wireless access devices in cellular networks in reliance on the exemption from the requirement to obtain a building permit; On February 15, 2011, the Supreme Court narrowed the scope of the interim injunction so that repair or replacement of existing wireless access devices is permitted under certain conditions. Representatives of the relevant ministries are still to meet in an effort to establish acceptable regulations. If a definitive court judgment holds that the exemption does not apply to cellular devices at all or if the regulations finally approved do not apply the exemption to wireless access devices, or only under limited conditions, this could adversely affect the Company's existing network and network build-out.  As a result, we may be required to remove existing devices and would not be able to install new devices on the basis of the exemption. Our network capacity and coverage would then be negatively impacted, which could have an adverse effect on our revenue and results of operations.

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

We have received approval from the Ministry of Communications for selling and distributing all of the handsets and other terminal equipment we sell. The Ministry of Environmental Protection also has authority to regulate the sale of handsets in Israel, and under the new Non-Ionizing Radiation Law, certain types of devices, which are radiation sources, including cellular handsets, have been exempted from requiring an approval from the Ministry of Environmental Protection so long as the radiation level emitted during the use of such handsets does not exceed the radiation level permitted under the Non-Ionizing Radiation Law. Since June 15, 2002, we have been required to provide information to purchasers of handsets on the Specific Absorption Rate (“SAR”) levels of the handsets as well as its compliance with certain standards pursuant to a regulation under the Consumer Protection Law. SAR levels are a measurement of non-ionizing radiation that is emitted by a hand-held cellular telephone at its specific rate of absorption by living tissue. While, to the best of our knowledge, the handsets that we market comply with the applicable laws that relate to acceptable SAR levels, we rely on the SAR published by the manufacturer of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers' approvals refer to a prototype handset and not for each and every handset, we have no information as to the actual SAR level of each specific handset and throughout its lifecycle, including in the case of equipment repair.

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

4C. Organizational Structure

We currently have five wholly-owned subsidiaries, Partner Future Communications 2000 Ltd., an Israeli corporation; Partner Net Ltd., an Israeli corporation; Partner Land-Line Communications Solutions LLP, an Israeli limited partnership; Partner Business Communications Solutions, LLP, an Israeli limited partnership; and, since March 3, 2011, 012 Smile. See "Item  4B.Information on the Company-Business Overview- Acquisition of 012 Smile". Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner of each of the limited partnerships. On October 28, 2009, we became a subsidiary of Scailex. See “Item 3D. Risk Factors – 46.05% of our shares and voting rights are indirectly controlled by a single shareholder”.

4D. Property, Plant and Equipment

Headquarters

We lease our headquarter facilities in Rosh Ha-ayin, Israel, in three sites with a total of approximately 57,362 gross square meters (including parking lots). The leases for each site have different lengths and specific terms, but we believe that our current office facilities are adequate for the foreseeable future, and that we will be able to extend the leases or obtain alternate or additional facilities, if needed, on acceptable commercial terms. In the beginning of 2010 an amendment to the lease agreements for its headquarters facility in Rosh Ha'ayin was signed, according to which the lease term is until the end of 2016, and the Company has an option to shorten the lease period to the end of 2014. The rental payments are linked to the Israeli CPI.. We also, lease six call centers in Haifa, Jerusalem, Rehovot, Ashdod, and Beer-Sheva and other small call centers in Israel. The leases for each site have different lengths and specific terms, and we have plans to expand some of the call centers in the near future on acceptable commercial terms however we believe that our current call center facilities are adequate for the foreseeable future, and that we will be able to extend the leases or obtain alternate or additional facilities, if needed, on acceptable commercial terms. See “Item 7B. Related Party Transactions".

Network

For a description of our telecommunications network, see “Item 4B. Business Overview – Our Network” above.

We lease most of the sites where our mobile telecommunications network equipment is installed throughout Israel. At December 31, 2010, we had 2,612 network sites (including micro-sites). The lease agreements relating to our network sites are generally for periods of two to three years. We have the option to extend the lease periods up to ten years (including the original lease period).

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

Service Centers and Points of Sale

Lease agreements for our retail stores and service centers are for periods of two to five years. We have the option to extend the lease agreements for different periods of up to sixteen additional years (including the original lease period). The average size of our retail stores and service center is approximately 350 square meters. See also Note 18 (b) to our consolidated financial statements.

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

Business Developments in 2010

Approximately 118,000 net active cellular subscribers joined the Company in 2010, compared with approximately 144,000 net additions in 2009. Postpaid cellular subscribers accounted for approximately half of the annual net new active subscribers.  At the end of December 2010, the Company's active cellular subscriber base (including mobile data subscribers) was approximately 3,160,000, including approximately 2,290,000 postpaid subscribers or 72.5% of the base, and approximately 870,000 prepaid subscribers, or 27.5% of the base.

The Company’s 3G subscriber base, including mobile broadband subscribers, reached approximately 1,549,000, or 49% of the cellular subscriber base, by year-end 2010 compared to approximately 1,279,000 subscribers at year-end 2009 or 42% of the subscriber base.

The annual churn rate for cellular subscribers in 2010 was 21.4%, up from 17.7% in 2009, with the majority of the increase attributable to the higher churn of pre-paid subscribers, together with the churn of post-paid subscribers, including those with collection problems.

The 2010 year-end share of the Israeli cellular market, based on the number of subscribers, was estimated to be unchanged at 32%.

The 2010 average monthly usage per subscriber (MOU) for cellular subscribers was 366 minutes, up slightly compared with the MOU of 364 minutes in 2009.  This increase largely reflected an increase in incoming minutes per cellular user, and occurred despite the continued growth in the proportion of mobile broadband subscribers in the subscriber base, who do not generally generate airtime use and thus put downward pressure on the average MOU.

Annual average monthly revenue per cellular subscriber (ARPU) in 2010 was NIS 148 (US$ 41.7), a decrease of approximately 2% from NIS 151 in 2009.  The annual decrease reflects the impact of the increasingly competitive market conditions in the cellular market, as well as the impact of mobile broadband subscribers who have lower ARPU on average than cellular subscribers with regular handsets.

The fixed line telephony and ISP subscriber base reached approximately 115,000 by year-end 2010, compared with approximately 63,000 by year-end 2009. Consistent with trends in 2009, the Company's fixed line telephony and ISP subscribers continue to be characterized by relatively high ARPU levels when compared with the industry average.

 Capital Reduction

On February 22, 2010, the District Court approved the application submitted by the Company for a distribution in the total amount of NIS 1.4 billion (exceeding the surpluses for distribution) to the Company's shareholders ("the capital reduction"). Following the District Court's approval, a total amount of NIS 1.4 billion, which amounted to NIS 9.04 per share, was paid on March 18, 2010, to shareholders and ADS holders of record on March 7, 2010, resulting in a reduction of shareholders' equity by an equal amount.

On February 22, 2010, the Company announced that the District Court had approved a final settlement between the Company and the objecting holders of Notes Series A (the "Settlement") and had approved the Distribution Application.  According to the Settlement, in the event of a reduction in the current credit rating of the Notes Series A by the credit rating company S&P Maalot, there would be an increase in the annual linked interest rate of the Notes Series A of 1% in the year 2010, and of 0.5% in the year 2011, for each reduction of one rating category from the current credit rating (ilAA-).  The increase would take effect from the date of publication of the credit downgrading, and remain in effect as long as the credit downgrading is valid.  The increase in the interest rate would terminate upon the earlier of a credit upgrade or by the end of the relevant calendar year, whichever occurs first, provided that the increased interest rate applies for at least three months. As of the date of approval of this Annual Report the credit rating of the Notes Series A was not changed.

Agreement for the Upgrade of Our Existing Networks and the Deployment of Fourth Generation Network in Israel

On October 25, 2010, the Company signed an agreement with LM Ericsson Israel Ltd. ("Ericsson") for the upgrade of its existing networks and the deployment of a fourth generation network in Israel (the "Agreement"). The Agreement includes the upgrade, replacement and the expansion of certain parts of the Company's existing cellular and fixed line networks and the maintenance of its networks, including enhancement of the Company's abilities with respect to the cellular and fixed line ISP services it provides. The commercial operation of the fourth generation network by the Company is subject to the allocation of the relevant frequencies by the Ministry of Communications.

The term of the Agreement is until December 31, 2014, whereas the replacement of the Company's switches and radio equipment is scheduled to be carried out by the end of the year 2012.

The total net amount, following all discounts and settlements, some of which are conditional, that the Company will be required to pay for the capital expenditure and maintenance services is approximately $100 million (NIS 355 million). Payments will be made in quarterly installments throughout the term of the Agreement.  See "Item 5F. Contractual Obligations". The Company allocates the net amount between capital expenditures and maintenance based on their relative fair values. The amount relating to support and maintenance is approximately $12 million (NIS 43 million). The transaction will result in accelerated depreciation of the replaced equipment, throughout the replacement period, whereas the main impact of the accelerated depreciation will occur during the years 2011 and 2012. The Company recorded accelerated depreciation of NIS 16 million in the fourth quarter of 2010. As of December 31, 2010, the depreciated cost of fixed assets that the Company intends to replace is approximately NIS 114 million. The expected accelerated depreciation in 2011 is expected to be approximately NIS 70 million.

Acquisition of 012 Smile

On March 3, 2011 the Company completed the acquisition of all of the issued and outstanding shares of 012 Smile Telecom Ltd. ("012 Smile"), from Merhav-Ampal Energy Ltd. ("Ampal"). 012 Smile is an Israeli private company, which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB).  012 Smile had revenues of approximately NIS 1,112 million during the 11 months starting February 1, 2010, the date on which 012 Smile's business activities began to operate under a new company.

The purchase price for the acquisition of 012 Smile is NIS 650 million which included the acquisition of all of the outstanding shares of 012 Smile and a loan from the previous shareholder to 012 Smile. As part of the acquisition, we also guaranteed the bank loans and other bank guarantees, which were provided to 012 Smile, in a total amount of approximately NIS 800 million. According to the purchase agreement, 012 Smile assigned to Ampal the right to receive payments due from a third party in an amount of approximately NIS 40 million.

The purchase assumes an enterprise value for 012 Smile of approximately NIS 1.45 billion. This includes fixed assets, intangible assets of customer relations, brand name, Rights of Use (“ROU”) of international transmission cables and goodwill. 012 Smile is currently financed principally through long term bank loans totaling approximately NIS 800 million:

•	NIS 500 million in bank loans have an average duration of approximately three years and have an index-linked rate of 4.2%;
•	NIS 200 million of loans have an index-linked rate of 5.1%, with a redemption date of 2017; and
•	a revolving loan of 100 million shekels which charges the prime interest-rate plus three-quarters of a percent, with a final maturity in mid-2013.

In addition, 012 Smile is financed by a shareholder loan of approximately NIS 400 million.

Partner has guaranteed the NIS 800 million of bank loans, which we intend to refinance in order to obtain improved financing terms that are more consistent with our current borrowings.

The information regarding 012 Smile’s financial results presented above has been provided to us by 012 Smile, without independent verification by us.  See “Item 3D. Risk Factors  --  Risks Relating to Our Business Operations  -- We face risks associated with the acquisition of 012 Smile Telecom Ltd.” and Note 26 to our consolidated financial statements included herein.

Key Financial and Operating Data

The table below sets forth a summary of selected financial and operating data for the years ended December 31, 2008, 2009 and 2010 (IFRS).

	Year ended December 31,
	2008	2009	2010

Revenues (NIS million)	6,302	6,079	6,674
Operating profit (NIS million)	1,826	1,701	1,860
Income before taxes (NIS million)	1,642	1,525	1,679
Net income (NIS million)	1,198	1,141	1,243
Capital expenditures (NIS million)	589	522	435
Cash flow provided by operating activities net of investment activities (NIS million)	1,401	1,021	1,472
Subscribers (thousands)	2,898	3,042	3,160
Annual churn rate (%)	17.8%	17.7%	21.4%
Average monthly usage per subscriber (MOU) (in minutes)	365	364	366
Average monthly revenue per subscriber (ARPU) (NIS)	161	151	148

Significant regulatory developments

In 2010, the Company benefitted from a scheduled reduction in its royalty payments set by the Telecommunications Regulations from 1.5% in 2009 to 1% in 2010.  Royalty payments in 2011 will be 1.75% and 2.5% of net revenues in 2012, following an amendment to the said regulations. The amendment will be effective until the Director of the Ministry of Communications shall publish a formal notice that one of the following has occurred: (1) A cellular operator has begun to provide national roaming service; (2) An MVNO has begun to operate and the total market share of all MVNOs is at least 5%. If one of the above occurs, the royalty rate will revert back to 1%.This amendment does not apply to international operators, special fixed line operators and MVNOs.

For further developments see “Item 3D. Risk Factors-Risks Relating to the Regulation of Our Industry " and "Item 4B. Business Overview – Regulation”.

Revenues

We derive revenues from the sale of both services and equipment.

Our principal source of revenues is from the sale of cellular network services, primarily network airtime usage fees, and is denominated primarily in shekels. In 2010, as in 2009, approximately one half of cellular network airtime usage fees were derived from outgoing calls and tariff rate plan fees (including bundled package fees), with the remainder generated from interconnect fees from other operators, roaming, and data and content services (including SMS). Data and content revenues excluding SMS messages accounted for 11.0% of service revenues in 2010 compared with 9.9% of service revenues in 2009. This increase reflected a year-on-year 15.9% increase in data and content revenues excluding SMS messages. Revenues from SMS message services accounted for 8.8% of service revenues in 2010, compared with 7.0% of service revenues in 2009, reflecting a year-on-year 32.1% increase in revenues from SMS message services. Other service revenues include revenues from the sale of extended handset warranties and from our fixed-line business.

The fixed line business segment derives revenues from a number of services provided over fixed line networks including transmission services, Primary Rate Interface ("PRI") lines for business sector customers, VoB telephony services and ISP services.

Cellular equipment revenues are derived from sales of cellular handsets, datacards, modems  and related equipment, car kits and accessories.

For the fixed line business segment, equipment revenues include domestic routers, smartboxes and DECT phones, as well as related accessories.

We recognize revenues from network services (cellular, fixed-line and ISP) at the time we provide the service to the subscriber. We recognize revenues from equipment only upon delivery and the transfer of ownership to the subscriber.

Cost of Revenues

The principal components of our cost of revenues are:

•	Payments to transmission, communication and content providers

•	Cost of handsets, accessories and ISP related equipment

•	Depreciation and amortization

•	Wages and employee benefits expenses plus car maintenance

•	Operating lease, rent and overhead expenses

•	Cost of replacing or repairing damaged handsets

•	Car kit installation, IT support, and other operating expenses

•	Network maintenance

•	Royalty expenses

•	Other

Selling and Marketing Expenses

The principal components of our selling and marketing expenses are:

•	Wages and employee benefits expenses plus car maintenance

•	Advertising and marketing

•	Selling commissions, net

•	Depreciation

•	Other

General and Administrative Expenses

The principal components of our general and administrative expenses are:

•	Wages and employee benefits expenses plus car maintenance

•	Bad debts and allowance for doubtful accounts

•	Professional fees

•	Credit card commissions

•	Depreciation

•	Other

Other Income, net

The principal components of our other income, net, are:

•	Unwinding of trade receivables

•	Other income

•	Capital loss from sale of property and equipment

Finance Costs, Net

The principal components of our financial expenses are:

•	Interest expenses

•	Linkage expenses to CPI

•	Interest costs in respect of liability for employee rights upon retirement

•	Fair value loss from derivative financial instruments, net

•	Factoring costs, net

•	Other finance costs

The pricipal components of our financial income are:

•	Expected return on plan assets

•	Interest income from cash equivalents

•	Other finance income

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

a. Critical accounting estimates and assumptions

Property and equipment

The Company has substantial investments in tangible long-lived assets, primarily the Company's communications network. The assets are depreciated on a straight line basis over their estimated economic useful lives. This estimation of economic useful lives is based on assumptions of future changes in technology or changes in the Company's intended use of these assets. The assets' estimated economic useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. The Company allocates purchase price between property and equipment and maintenance costs where they are purchased in a single transaction based on their estimated relative fair values. See also note 2(f) to our consolidated financial statements.

The Company also estimates the assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its estimated recoverable amount. The estimation of recoverable amount is based on the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped to at the lowest levels for which there are separately identifiable cash flows (cash-generating units). See also note 2(h) to our consolidated financial statements.

Licenses

See note 2(g) to our consolidated financial statements in respect of amortization of licenses costs.

Subscriber Acquisition and Retention Costs (SARC)

Costs to acquire or retain postpaid mobile telecommunication subscribers, pursuant to a contract with early termination penalties are capitalized in accordance with the policy described in note 2 (g) (4) to our consolidated financial statements.. The costs (the subsidy and fees) associated with these sales, where the Company subsidizes the sale of the handset by selling it below its cost to secure a fixed-term profitable service contract, are considered an element of cost and the sale of the handset is treated as a non-revenue-generating transaction. Accordingly no revenue is recognized from these types of handset sales. The Company made an estimate of the expected useful life of the SARC, which is not longer than their minimum enforceable period, which is generally a period of 18 months. This estimate is reviewed, and adjusted if appropriate, at the end of each reporting period.

Allowance for doubtful accounts

See note 2(k) to our consolidated financial statements in respect of accounting for allowance for doubtful accounts.

Tax expenses

The Company is subject to income taxes in the Israeli jurisdiction. Judgment is required in determining the provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. See also note 2(t) to our consolidated financial statements.

b. Critical judgments in applying the Company's accounting policies

Provisions for legal claims

The Company exercises judgment in measuring and recognizing provisions and the exposure pending litigation or other outstanding claims including claims for class actions. Judgment is necessary in the assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of final settlement. Provisions are recorded for liabilities when a loss is considered probable and can be reasonably estimated. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provision. These judgments are subject to change as new information becomes available, primarily with the support of internal specialists, or with the support of outside consultants such as legal counsel.

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

In view of the increasing use of packages with large quantities or minutes and/or data, starting in the first quarter of 2011 the Company has decided to change the methodology for allocating revenues from bundled packages between airtime revenues and data and content revenues including SMS. Instead of allocating on the basis of the quantities offered in the packages, revenues will be allocated based on the usage of the different services in the bundles. The Company's management believes that this change in the allocation of revenues will better reflect the contribution of data and content services including SMS.  The new allocation will result in reduced data and content revenues including SMS revenues and increased airtime revenues for the bundled packages compared to the previous methodology.

Regarding the determination of whether the Company is acting as a principal or as an agent see note 2(q)(1) to our consolidated financial statements.

Sales of equipment with accompanying services

The revenue recognition criteria are usually applied separately to each transaction. However, in certain circumstances, it is necessary to apply the recognition criteria to the separately identifiable components of a single transaction in order to reflect the substance of the transaction. When the selling price of an arrangement includes an identifiable amount for subsequent servicing, that amount is deferred and recognized as revenue over the period during which the service is performed. Conversely, the recognition criteria are applied to two or more transactions together when they are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole. The Company made judgments to determine that certain sales of equipment with accompanying services constitute an arrangement with multiple deliverables, and accordingly, consideration received is allocated to each deliverable based on the relative fair value of the individual element.

Results of Consolidated Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Composition of revenues and cost of revenues

	New Israeli Shekels
	Year ended December 31,
	2009	2010
	In millions
Service revenues	5,424	5,662
Equipment revenues	655	1,012
Total revenues	6,079	6,674

Cost of revenues – Services	3,206	3,307
Cost of revenues – Equipment	564	786
Total Cost of revenues	3,770	4,093
Gross profit	2,309	2,581

In order to reflect a change in the approach of management, the allocation of revenues and cost of revenues between services and equipment within the cellular segment has changed, effective starting with the fourth quarter of 2010.  Total profit for the cellular and fixed line segments separately remains unchanged. The figures for 2009 in the above table have not been reclassified. However, had the allocation been applied to 2009, service revenues would have been higher by NIS 22 million and equipment revenues would have been lower by the same amount. For the cost of revenues, had the allocation been applied to 2009, the cost of service revenues would have been lower by NIS 46 million and the cost of equipment sales revenues would have been higher by the same amount. The figures and discussion presented below assumes a retroactive application of the reallocation from 2009.

Revenues. Partner achieved total net revenues of NIS 6,674 (US$ 1,880 million) in 2010, an increase of 9.8% from NIS 6,079 million in 2009.

Revenues from services. Annual service revenues totaled NIS 5,662 million (US$ 1,595 million) in 2010, an increase of 4.0% from NIS 5,446 million in 2009. This assumes a retroactive application of the reallocation of revenues between services and equipment within the cellular segment that occurred in 2010 (see above).

The increase mainly reflected growth in cellular segment service revenues from the continued expansion of the cellular subscriber base, which grew by approximately 4.3% on an average basis in 2010, as well as continued growth in revenues from the use of data and content services and renewed growth in roaming activity after the decline in 2009. These increases more than offset the impact of the ongoing tariff erosion due to the fiercely competitive cellular market.

Fixed line segment service revenues (including inter-segment revenues) increased by 86.4% to NIS 164 million for 2010 from NIS 88 million for 2009, attributable mainly to an increase in revenues from growth in the ISP and fixed line telephony services subscriber base and in inter-segment revenues.

Cellular data and content revenues excluding SMS increased by 16.0% in 2010 to NIS 622 million (US$ 175 million), compared with NIS 536 million in 2009 and represented 11.0% of service revenues in 2010 compared with 9.9 % of service revenues in 2009.

Revenues from SMS message services in 2010 totaled NIS 498 million (US$ 140 million), accounting for 8.8% of service revenues, up by 32.1% from NIS 377 million, or 7.0% of service revenues, in 2009.

The growth in content and data services (including SMS) partially reflected the continued growth in sales of bundled voice, SMS and data packages, for which the revenues are allocated according to the quantities offered in the packages.

Revenues from equipment. Equipment revenues in 2010 were NIS 1,012 million (US$ 285 million), increasing by 59.9% from NIS 633 million in 2009.  This assumes a retroactive application of the reallocation of revenues between services and equipment within the cellular segment that occurred in 2010 (see above).

The increase in revenues reflected an increase in the average revenue per device sold, in part attributable to an increase in the proportion of sales of smartphones and 3G devices.  In addition, the increase in average revenue per device reflected the increased practice of selling handsets through installment plans under which the subscriber obtains rebates, which are dependent upon the level of the subscriber’s monthly service usage. Under this practice, the full price of the handset is recorded at the time of sale, whilst the subsequent rebates are recorded over a period of up to 36 months.

As a result of the increase in average revenues per device, there was a significant reduction in the number of devices capitalized which in turn led to a reduction in the level of equipment revenues that were capitalized from NIS 241 million in 2009 to NIS 83 million in 2010.

Gross profit. Gross profit in 2010 totaled NIS 2,581 million (US$ 727 million), an 11.8% increase from NIS 2,309 million in 2009.  Gross profit for the cellular segment increased by 9.0% from NIS 2,366 million in 2009 to NIS 2,580 million (US$ 727 million) in 2010.  Gross profit for the fixed line segment increased from a gross loss of NIS 57 million in 2009 to a gross profit of NIS 1 million (US$ 0.3 million) in 2010.

Gross profit from services. The annual gross profit from services was NIS 2,355 million (US$ 664 million) in 2010, an increase of 3.0% from NIS 2,286 million in 2009. This assumes a retroactive application of the reallocation of revenues between services and equipment within the cellular segment that occurred in 2010 (see above).

For the cellular segment, the gross profit from services (including inter-segment activity) was NIS 2,344 million (US$ 660 million) in 2010, compared with NIS 2,324 million in 2009, an increase of 0.8%. The increase reflected the higher service revenues, largely offset by an increase in the cost of service revenues of 5.0%. Cost of service revenues increased primarily due to an increase of approximately NIS 93 million in depreciation and amortization expenses.  This increase was mainly due to approximately NIS 70 million of additional amortization expenses for capitalized subscriber acquisition and retention costs resulting from the commencement of capitalization from the beginning of 2009.  A one-time impairment of NIS 16 million of expenses of capitalized subscriber acquisition and retention costs was also recorded in the fourth quarter of 2010 as a result of an amendment to the Telecommunications Law which imposes restrictions on subscriber exit fines.

In addition, the Company recorded accelerated depreciation expenses in the amount of NIS 16 million related to network equipment to be replaced following the agreement signed with LM Ericsson Israel Ltd. in October 2010 for the upgrade, replacement and the expansion of the cellular and fixed line networks. The Company estimates that the agreement will lead to further accelerated depreciation expenses of network equipment for 2011 in the amount of approximately NIS 70 million.

Interconnect expenses also increased markedly in 2010, reflecting the higher cellular subscriber base, and the increased usage per cellular user.

These increases in the cost of revenues were partially offset by the impact of two legal developments:

First, following a Supreme Court decision in December 2010 which fully accepted the Company's petition against the Ministry of Communications regarding the amount of frequency fees owed by the Company for allocated frequencies, frequency fee expenses were reduced by approximately NIS 50 million in the fourth quarter of 2010.  Second, in 2009, the Company made a provision in the amount of approximately NIS 30 million for a demand by the Ministry of Communications for frequency fee payments with respect to the Company’s past use of a frequency band. The demand was settled in March 2010 for the same amount as the provision.

In addition, the Company benefitted from a scheduled reduction in its royalty payments set by the Telecommunications Regulations from 1.5% in 2009 to 1% in 2010.

For the fixed line segment, the gross profit from services (including intersegment activity) was NIS 11 million (US$ 3 million) in 2010, compared with a gross loss of NIS 38 million in 2009. The increase in profit was attributable to increases in profits from both existing services including transmission services and Primary Rate Interface (“PRI”) lines for business sector customers, as well as an increase in profits from the ISP and fixed line telephony services that were launched at the beginning of 2009, as a result of the continuing growth in the subscriber base of these services and an increase in intersegment revenues.

Gross profit from non-capitalized equipment sales. The gross profit from non-capitalized equipment sales was NIS 226 million (US$ 64 million) in 2010, compared with NIS 23 million in 2009. This assumes a retroactive application of the reallocation of revenues between services and equipment within the cellular segment that occurred in 2010 (see above).

The increase was attributable to an increase in the average profit per equipment sale. The total amount of equipment subsidies that were capitalized in 2010 was NIS 51 million, a decrease from NIS 169 million of equipment subsidies capitalized in 2009.

Selling, marketing and general and administrative expenses. Selling, marketing, general and administrative expenses amounted to NIS 785 million (US$ 221 million) in 2010, an increase of 16.0% from NIS 677 million in 2009. The increase was mainly attributed to higher salary expenses and selling costs, together with increased marketing and advertising expenses, partially offset by a reduction in bad debts and doubtful accounts expenses.  The total amount of selling expenses capitalized in 2010 was NIS 21 million, compared with NIS 29 million in 2009.

The increase in expenses occurred despite a reduction in the selling, marketing, general and administrative expenses related to the fixed line segment, which decreased by 51.0%, from NIS 51 million in 2009 to NIS 25 million (US$ 7 million) in 2010. The decrease largely reflected lower marketing and advertising expenses related to the ISP and fixed line telephony services that were launched in 2009.

Other income, net.  Other income, net, totaled NIS 64 million (US$ 18 million) in 2010, decreasing by 7.2% from NIS 69 million in 2009. The decrease primarily reflected a one time provision in the amount of approximately NIS 6 million made in the third quarter of 2010 with respect to a lawsuit.

Operating profit. As a result of the above, the Company recorded an operating profit of NIS 1,860 million (US$ 524 million) in 2010, a 9.3% increase from NIS 1,701 million in 2009. The fixed line segment contributed 53% of the annual increase in operating profit and the cellular segment contributed 47%.

Financial expenses, net. Financial expenses, net, for 2010 were NIS 181 million (US$ 51 million), an increase of 2.8% from NIS 176 million in 2009.  The increase was primarily attributable to an  increase in interest expenses resulting from our higher debt level which was partially offset by an increase in currency gains from movements of both the US dollar and the Euro against the Israeli Shekel.

Profit  before income tax. Profit before income taxes for 2010 was NIS 1,679 million (US$ 473 million), an increase of  10.0% from NIS 1,525 million in 2009.

Income taxes on profit for 2010 were NIS 436 million (US$ 123 million), an increase of 13.5% from NIS  384 million in 2009.

The effective tax rate for 2010 was 26.0% compared with 25.2% for 2009. As part of the Economic Efficiency Law that was enacted in July 2009, the Israeli corporate tax rate is scheduled to be reduced by one percent each year from a rate of 26% in 2009 to 20% in 2015, and then to 18% from 2016. As a result, the Israeli corporate tax rate was reduced from 26% in 2009 to 25% in 2010. This change in the future corporate tax rate led to an increase in the deferred tax assets in 2009 in the amount of approximately NIS 18 million, with a corresponding decrease in deferred expenses in 2009, which provided the main reason for the increase in the effective tax rate in 2010 compared to 2009.

(See Note 23 (b) in our consolidated financial statements).

Net profit. Net profit in 2010 was NIS 1,243 million (US$ 350 million) and earnings per diluted share were NIS 7.95 (US$ 2.24), representing an 8.9% increase from net profit of NIS 1,141 million and earnings per diluted share of NIS 7.37 in 2009.

EBITDA. EBITDA for 2010 increased by NIS 266 million or 11.5%, reaching NIS 2,570 million (US$ 724 million), or 38.5% of total revenues, compared with NIS 2,304 million, or 37.9% of total revenues, in 2009.

EBITDA for the cellular segment was NIS 2,558 million (US$ 721 million) in 2010, increasing by 7.2% from NIS 2,387 million in 2009.  EBITDA for the fixed line segment was NIS 12 million (US$ 3.4 million) in 2010, compared with a loss of NIS 83 million in 2009, providing a contribution to EBITDA growth of NIS 95 million (36% of the total consolidated growth). The increase in EBITDA was attributed primarily to the reduction of the loss from the ISP and fixed line telephony services which were launched at the beginning of 2009.

EBITDA as reviewed by the Chief Operator Decision Maker (CODM), represents earnings before interest (finance costs, net), taxes, depreciation and amortization, as a measure of operating profit. EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the Company's historic operating results nor is it meant to be predictive of potential future results. For a reconciliation of EBITDA with our audited financial data, see Note 5 in the consolidated financial statements for 2010.

Results of Operations by Segment for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

	New Israeli Shekels
	Year ended December 31, 2010
	In millions
	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	5,555	107		5,662
Inter-segment revenue - Services	20	57	(77)
Segment revenue - Equipment	987	25		1,012
Total revenues	6,562	189	(77)	6,674
Segment cost of revenues – Services	3,174	133		3,307

Inter-segment cost of revenues- Services	57	20	(77)
Segment cost of revenues - Equipment	751	35		786
Cost of revenues	3,982	188	(77)	4,093
Gross profit	2,580	1		2,581
Operating expenses	760	25		785
Other income	64			64
Operating profit (loss)	1,884	(24)		1,860
Adjustments to presentation of EBITDA
–depreciation and amortization	633	36		669
- Impairment of intangible assets	16			16
–other (1)	25			25
EBITDA	2,558	12		2,570
Reconciliation of EBITDA to profit before tax :
- Depreciation and amortization				(669)
Impairment of intangible assets				(16)
- Finance costs, net				(181)
- Other (1)				(25)
Profit before tax				1,679

	New Israeli Shekels
	Year ended December 31, 2009
	In millions
	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	5,369	55		5,424
Inter-segment revenue - Services	11	33	(44)
Segment revenue - Equipment	628	27		655
Total revenues	6,008	115	(44)	6,079
Segment cost of revenues – Services	3,091	115		3,206

Inter-segment cost of revenues- Services	33	11	(44)
Segment cost of revenues - Equipment	518	46		564
Cost of revenues	3,642	172	(44)	3,770
Gross profit (loss)	2,366	(57)		2,309
Operating expenses	626	51		677
Other income	69			69
Operating profit (loss)	1,809	(108)		1,701
Adjustments to presentation of EBITDA
–depreciation and amortization	552	25		577
–other (1)	26			26
EBITDA	2,387	(83)		2,304
Reconciliation of EBITDA to profit before tax :
- Depreciation and amortization				(577)
- Finance costs, net				(176)
- Other (1)				(26)
Profit before tax				1,525

(1)	Mainly employee share based compensation expenses.

In order to reflect a change in the approach of management, the allocation of revenues and cost of revenues between services and equipment within the cellular segment has changed, effective starting with the fourth quarter of 2010.  Total profit for the cellular and fixed line segments separately remains unchanged. The figures for 2009 in the above table have not been reclassified. However, had the allocation been applied to 2009, service revenues would have been higher by NIS 22 million and equipment revenues would have been lower by the same amount. For the cost of revenues, had the allocation been applied to 2009, the cost of service revenues would have been lower by NIS 46 million and the cost of equipment sales revenues would have been higher by the same amount. The figures and discussion presented below assumes a retroactive application of the reallocation from 2009.

Cellular Business Segment

Revenues from services. In 2010, service revenues from the Company's cellular business segment totaled NIS 5,575 million (US$ 1,571 million), representing an increase of 3.2% from NIS 5,402 million in 2009. This assumes a retroactive application of the reallocation of revenues between services and equipment within the cellular segment that occurred in 2010 (see above).  These revenues included approximately NIS 20 million of inter-segment revenues in 2010, compared with NIS 11 million in 2009.

The increase mainly reflected the continued expansion of the cellular subscriber base which grew by approximately 4.3% on an average basis in 2010, as well as continued growth in revenues from the use of data and content services and renewed growth in roaming activity after the decline in 2009. These increases more than offset the impact of the ongoing tariff erosion due to the fiercely competitive cellular market

Revenues from equipment. Equipment revenues from the Company's cellular business segment totaled NIS 987 million (US$ 278 million) in 2010, compared with equipment revenues of NIS 606 million in 2009. This assumes a retroactive application of the reallocation of revenues between services and equipment within the cellular segment that occurred in 2010 (see above).

The increase in revenues reflected an increase in the average revenue per device sold, in part attributable to an increase in the proportion of sales of smartphones and 3G devices.  In addition, the increase in average revenue per device reflected the increased practice of selling handsets through installment plans under which the subscriber obtains rebates, which are dependant upon the level of the subscriber’s monthly service usage. In this practice, the full price of the handset is recorded at the time of sale, whilst the subsequent rebates are recorded over a period of up to 36 months.

As a result of the increase in average revenues per device, there was a significant reduction in the number of devices capitalized, which in turn led to a reduction in the level of equipment revenues that were capitalized from NIS 241 million in 2009 to NIS 83 million in 2010.

In addition, the Company benefitted from a scheduled reduction in its royalty payments set by the Telecommunications Regulations from 1.5% in 2009 to 1% in 2010.

Gross profit from equipment. The gross profit from the cellular business segment equipment revenues was NIS 236 million (US$ 66 million) in 2010, compared with a gross profit of NIS 42 million in 2009. This assumes a retroactive application of the reallocation of revenues between services and equipment within the cellular segment that occurred in 2010 (see above).

The increase was attributable to an increase in the average profit per equipment sale. The total amount of equipment subsidies that were capitalized in 2010 was NIS 51 million, a decrease from NIS 169 million of equipment subsidies capitalized in 2009.

Gross profit.  The overall gross profit from the cellular business segment was NIS 2,580 million (US$ 727 million) in 2010, compared with NIS 2,366 million in 2009, an increase of 9.0%.

Selling, marketing and general and administrative expenses. The cellular segment's selling, marketing, general and administrative expenses amounted to approximately NIS 760 million (US$ 214 million) in 2010, an increase of 21.4% from NIS 626 million in 2009. The increase was mainly attributed to higher salary expenses and selling costs, together with increased marketing and advertising expenses, partially offset by a reduction in bad debts and doubtful accounts expenses.  The total amount of selling expenses capitalized in 2010 was NIS 21 million, compared with NIS 29 million in 2009.

Other income, net.  Other income, net, totaled NIS 64 million (US$ 18 million) in 2010, decreasing by 7.2% from NIS 69 million in 2009. The decrease primarily reflected a one time provision in the amount of approximately NIS 6 million made in the third quarter of 2010 with respect to a lawsuit.

Operating profit.  As a result of the above, operating profit from the segment's activities totaled NIS 1,884 million (US$ 531 million) in 2010, compared with NIS 1,809 million in 2009, an increase of 4.1%.

EBITDA for the segment was NIS 2,558 million (US$ 721 million) in 2010, representing an increase of 7.2% from NIS 2,387 million in 2009.

Fixed Line Business Segment

Revenues from services.   Fixed line business segment service revenues (including inter-segment revenues) increased by 86.4% to NIS 164 million for 2010 from NIS 88 million for 2009, attributable mainly to an increase in revenues from growth in the ISP and fixed line telephony services subscriber base and an increase in inter-segment revenues.

Revenues from equipment. Equipment revenues from the Company's fixed line business segment totaled NIS 25 million (US$ 7 million) in 2010, a decrease of 7.4% compared with NIS 27 million in 2009. The decrease primarily reflected a decrease in the number of new activations.

Gross profit from services. For the fixed line segment, the gross profit from services (including intersegment activity) was NIS 11 million (US$ 3 million) in 2010, compared with a gross loss of NIS 38 million in 2009. The increase in profit was attributable to increases in profits from both existing services including transmission services and Primary Rate Interface (“PRI”) lines for business sector customers, as well as an increase in profits from the ISP and fixed line telephony services that were launched at the beginning of 2009, as a result of the continuing growth in the subscriber base of these services.

Gross loss from equipment. The gross loss from the fixed line business segment equipment revenues was NIS 10 million (US$ 3 million) in 2010, compared with NIS 19 million in 2009.  The reduction in gross loss was primarily related to a decrease in the average cost of equipment devices for ISP and fixed line telephony subscribers.

Gross profit.  The overall gross profit from the fixed line business segment was NIS 1 million (US$ 0.3 million) in 2010, compared with a gross loss of NIS 57 million in 2009.  The decrease in the gross loss was attributable to improved profitability of both existing services including transmission service and PRI line, as well as of the ISP and fixed line telephony services that were introduced in 2009.

Selling, marketing and general and administrative expenses. The fixed line segment's selling, marketing, general and administrative expenses amounted to approximately NIS 25 million (US$ 7 million) in 2010, a decrease of 51.0% from NIS 51 million in 2009. The decrease largely reflected a decrease in marketing and advertising expenses related to the ISP and fixed line telephony services that were launched in 2009.

Operating loss.  Operating loss from the segment's activities totaled NIS 24 million (US$ 7 million) in 2010, compared with a loss of NIS 108 million in 2009, a decrease of 77.8%.

EBITDA for the segment was NIS 12 million (US$ 3 million) in 2010, compare with a loss of NIS 83 million in 2009. The increase in EBITDA was attributed primarily to the narrowing of the loss from the ISP and fixed line telephony services which were launched at the beginning of 2009.

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

Revenues. Partner achieved total net revenues of NIS 6,079 million in 2009, a decrease of 3.5% from NIS 6,302 million in 2008.

Revenues from services. Annual service revenues totaled NIS 5,424 million in 2009, decreasing by 2.2% from NIS 5,546 million in 2008. The annual decrease was due to lower outgoing voice revenues reflecting both the competitive market conditions and the reduction in the billing interval at the beginning of 2009 as mandated by the Ministry of Communications, as well as the impact of lower roaming activity.

These impacts were partially mitigated by continued increases in fixed line business revenues and content and data revenues and by the increase in 2009 in total network minutes of approximately 3.4%. Growth in total network minutes resulted from our expanding subscriber base, which grew by approximately 5% at year-end 2009 compared to the subscriber base at year-end 2008.

Data and content revenues excluding SMS increased by 6.8% in 2009 to NIS 536 million, compared with NIS 501 million in 2008 and represented 9.9% of service revenues in 2009 compared with 9.0 % of service revenues in 2008.

Revenues from SMS message services in 2009 totaled NIS 377 million, accounting for 7.0% of service revenues, up by 16.0% from NIS 325 million, or 5.9% of service revenues, in 2008.

Revenues from equipment. Equipment revenues in 2009 were NIS 655 million, decreasing by 13.4% from NIS 756 million in 2008.  The decrease in revenues principally reflected the impact of handset capitalization of those sales where the conditions for capitalization under IFRS were met. This had the effect of reducing equipment revenues by approximately NIS 241 million.  The annual increase in handset revenues taking into account the capitalized handset revenues is primarily due to an increase in revenue per handset sale.

Whilst our financial statements have been prepared on the basis of the application of IFRS as from January 1 2008, the capitalization of subscriber acquisition and retention costs (including relevant handset revenues) only began on January 1, 2009, the first period in which the conditions for capitalization as described in the relevant accounting policy were fulfilled.

Gross profit. Gross profit in 2009 totaled NIS 2,309 million, representing a 5.1% decrease from NIS 2,434 million in 2008.

Gross profit from services. The annual gross profit from services was NIS 2,218 million in 2009, a decrease of 12.0% from NIS 2,521 million in 2008. The decrease reflected lower service revenues, as well as an increase of 6.0% in the cost of service revenues from NIS 3,025 million in 2008 to NIS 3,206 million in 2009.  The increase in the cost of service revenues primarily reflected additional expenses associated with the new fixed line services, and additional amortization expenses of approximately NIS 88 million of the handsets subsidies that were capitalized starting in 2009.  These expenses were partially offset by various cost control activities, lower roaming expenses, the impact of the annual reduction in the rate of royalty payments (under our operating license) and the impact of the reduction in the interconnect tariff billing interval from 12 second intervals to single second intervals which was mandated by the Ministry of Communications from the beginning of 2009.

Gross profit from non-capitalized equipment sales. The gross profit from non-capitalized equipment sales was NIS 91 million in 2009, compared with a gross loss on equipment sales of NIS 87 million in 2008.  This change primarily reflected the net impact of the capitalization of handset subsidies (handset revenues less handset costs) under IFRS in 2009 in an amount of approximately NIS 169 million, in addition to a decrease in the average subsidy per transaction.

Selling, marketing and general and administrative expenses. Selling, marketing, general and administrative expenses amounted to NIS 677 million in 2009, a slight increase of 0.7% from NIS 672 million in 2008. The increase mainly reflected the additional marketing, selling and administration expenses related to the ISP and fixed telephony initiatives, offset by the net impact of the capitalization of sales costs and commissions under IFRS which reduced expenses by approximately NIS 29 million in 2009.

In addition, the Company undertook a number of cost control measures over the year to limit sales and marketing expenses. The annual expenses recorded in 2009 for doubtful accounts from receivables on handset sales and service revenues also decreased compared with 2008.

Operating profit. As a result of the above, the Company recorded an operating profit of NIS 1,701 million in 2009, a 6.8% decrease from NIS 1,826 million in 2008.

Financial expenses, net. Financial expenses, net, for 2009 were NIS 176 million, representing a decrease of 4.3% from NIS 184 million in 2008.  The annual decrease was primarily attributable to a decrease in interest expenses and linkage expenses to CPI related to Notes Series A.

Profit  before income tax. Profit before income taxes for 2009 was NIS 1,525 million, down 7.1% compared to NIS 1,642 million in 2008.

Income taxes on profit for 2009 were NIS 384 million, a decrease of 13.5% from NIS 444 million in 2008.

The decrease mainly reflected the impact of the reduction in Israeli corporate tax rate from 27% in 2008 to 26% in 2009.  The Israeli corporate tax rate has been reduced further to 25% for 2010.

Net profit. Net profit in 2009 was NIS 1,141 million and earnings per diluted share were NIS 7.37, representing a 4.8% decrease from net profit of NIS 1,198 million and earnings per diluted share of NIS 7.65, in 2008.

Results of Operations by Segment for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

(See table above for the results by segment for the year ended December 31, 2009)

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

Cellular Business Segment

Revenues from services. In 2009, service revenues from the Company's cellular business segment totaled NIS 5,380 million, representing a decrease of 3% from NIS 5,523 million in 2008.  These revenues included approximately NIS 11 million of inter-segment revenues in 2009, compared with NIS 2 million in 2008.  The annual decrease was due to lower outgoing voice revenues reflecting both the competitive market conditions and the reduction in the billing interval at the beginning of 2009 as mandated by the Ministry of Communications, as well as the impact of lower roaming activity. These impacts were partially mitigated by continued increases in content and data revenues and by the increase in 2009 in total network minutes of approximately 3.4%, resulting from the expanding subscriber base, which grew by approximately 3.5% on an average basis in 2009.

Revenues from equipment. Equipment revenues from the Company's cellular business segment totaled NIS 628 million in 2009, compared with equipment revenues of NIS 756 million in 2008. The decrease in revenues principally reflected the impact of handset capitalization of those sales where the conditions for capitalization under IFRS were met. This had the effect of reducing equipment revenues by approximately NIS 241 million.

Gross profit from services. The gross profit from the cellular business segment service revenues was NIS 2,256 million in 2009, compared with NIS 2,539 million in 2008, a decrease of 11%. The decrease reflected the lower service revenues, as well as an increase in the cost of service revenues.  The increase in the cost of service revenues primarily reflected additional amortization expenses in an amount of approximately NIS 88 million of the handsets subsidies that were capitalized starting in 2009.  These expenses were partially offset by various cost control activities, lower roaming expenses, the impact of the reduction in the rate of royalty payments and the impact of the reduction in the interconnect tariff billing interval.

Gross profit from equipment. The gross profit from the cellular business segment equipment revenues was NIS 110 million in 2009, compared with a gross loss of NIS 86 million in 2008. This change primarily reflected the net impact of the capitalization of handset subsidies (handset revenues less handset costs) under IFRS in 2009 in an amount of approximately NIS 169 million, in addition to a decrease in the average subsidy per transaction.

Gross profit.  The overall gross profit from the cellular business segment was NIS 2,366 million in 2009, compared with NIS 2,453 million in 2008, a decrease of 4%.

Selling, marketing and general and administrative expenses. The cellular segment's selling, marketing, general and administrative expenses amounted to approximately NIS 626 million in 2009, a decrease of 4.6% from NIS 656 million in 2008. The decrease reflected the net impact of the capitalization of sales costs and commissions under IFRS which reduced expenses by approximately NIS 29 million in 2009.  In addition, the Company undertook a number of cost control measures over the year to reduce sales and marketing expenses. The expense for doubtful accounts from receivables on handset sales and service revenues also decreased in 2009 compared with 2008.

Operating profit.  As a result of the above, operating profit from the segment's activities totaled NIS 1,809 million in 2009, compared with NIS 1,861 million in 2008, a decrease of 3%.

EBITDA for the segment was NIS 2,387 million in 2009, representing an increase of 3% from NIS 2,315 million in 2008.

Fixed Line Business Segment

Revenues from services. In 2009, service revenues from the Company's fixed line business segment totaled NIS 88 million, representing an increase of 120% from NIS 40 million in 2008.  These revenues included approximately NIS 33 million of inter-segment revenues in 2009, compared with NIS 15 million in 2008. The increase was attributable mainly to the introduction of the ISP and fixed line telephony services in 2009.

Revenues from equipment. Equipment revenues from the Company's fixed line business segment totaled NIS 27 million in 2009, compared with no equipment revenues in 2008.

Gross loss from services. The gross loss from the fixed line business segment service revenues was NIS 38 million in 2009, compared with NIS 18 million in 2008, an increase of 111%.  The increase was attributable to expenses related to introduction of the ISP and fixed line telephony services in 2009.

Gross loss from equipment. The gross loss from the fixed line business segment equipment revenues was NIS 19 million in 2009, compared with NIS 1 million in 2008.  Again, the increase was attributable to the introduction of the ISP and fixed line telephony services in 2009.

Gross loss.  The overall gross loss from the fixed line business segment was NIS 57 million in 2009, compared with a gross loss of NIS 19 million in 2008, an increase of 200%.  The increase in the gross loss was attributable to expenses related to the introduction of the ISP and fixed line telephony services in 2009.

Selling, marketing and general and administrative expenses. The fixed line segment's selling, marketing, general and administrative expenses amounted to approximately NIS 51 million in 2009, an increase of 219% from NIS 16 million in 2008.

Operating loss.  Operating loss from the segment's activities totaled NIS 108 million in 2009, compared with a loss of NIS 35 million in 2008, an increase of 208%.

EBITDA for the segment was a loss of NIS 83 million in 2009, representing an increase in loss of 388% from NIS 17 million in 2008.  Within the total, the new ISP and fixed line telephony services contributed a loss of NIS 119 million, compared with a loss of NIS 26 million from these services in 2008.  The loss from the new ISP and fixed line telephony services was partially offset by an increase in profit of NIS 27 million from the transmission and PRI services.

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

	Three months ended
NIS in millions	March 31	June 30	Sept. 30	Dec. 31

Service Revenues

2008	1,342	1,376	1,458	1,397
2009	1,298	1,360	1,389	1,377
2010	1,354	1,405	1,447	1,456

Impact of Inflation and Exchange Rate Fluctuations

Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, in recent years, approximately 25% of our operating expenses (excluding depreciation), including a substantial majority of our handset purchases, were linked to non-shekel currencies, mainly the US dollar. These expenses related principally to the acquisition of handsets, where the price paid by us is based mainly on US dollars. In addition, a substantial majority of our capital expenditures (including with respect to our 3G networks) are incurred in, or linked to, non-shekel currencies, mainly US dollars. Thus, although the relative decline in value of the US dollar against the shekel has helped offset increases in our financial and operating expenses in recent years, any devaluation of the shekel against the dollar (or other foreign currencies) will increase the shekel cost of our non-shekel denominated or linked expenses and capital expenditures. Such an increase may have an adverse impact on our results, which may be material. Material changes in exchange rates may cause the amounts that we must invest to increase materially in shekel terms. We hedge a portion of our foreign currency commitments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Our current borrowings are in shekels, and most of our financial debt  are linked to the consumer price index.  If the CPI increases, we may not be permitted to raise our tariffs in a manner that would fully compensate for any increase in our financial expenses. In 2010, the CPI increased 2.3%, causing an increase of NIS 54 million in our financial expenses, net, compared to a CPI increase of 3.8% in 2009, which caused an increase of NIS 88 million in financial expenses, net. The CPI for each month is published on the 15th day of the following month; references above to the annual change in CPI for a given year is the change from the CPI published on the 15th day of December of the preceding year to the CPI published on the 15th day of December of the relevant year, which for the purposes of this annual report, covers the twelve months beginning January 1 through December 31of the year in question.

5B. Liquidity and Capital Resources

The discussion below first describes our financial indebtedness (Notes payable, long-term bank loans and credit facilities, and total financial debt) and capital expenditures, then our dividend payment, and finally our main sources of liquidity.

Notes payable:

Series A Notes due 2012. In March 2005, we completed the offering of our Notes due 2012, raising NIS 2.0 billion in a public offering in Israel. Of these, notes having an aggregate principal amount of approximately NIS 36.5 million were purchased by our wholly owned subsidiary Partner Future Communications 2000 Ltd., or PFC.  PFC also received an additional allocation of notes having an aggregate principal amount of NIS 500 million. The notes that PFC received pursuant to this additional allocation do not confer the right to receive any payment whatsoever on account of principal or interest until they are first sold by PFC. To date, no such notes have been sold to third parties. The notes due 2012 are listed on the Tel Aviv Stock Exchange, and members of our Board of Directors and senior management may have purchased a portion of the Series A Notes due 2012 through stock exchange transactions.

Quarterly repayments of principal and interest on the Series A Notes due 2012 are made in twelve installments, beginning in June 2009 and ending in March 2012. Principal and interest payments on the Series A Notes due 2012 are linked to the consumer price index for the month of February 2005 with annual interest on the notes equal to 4.25% adjusted according to the CPI.

        With respect to the capital reduction, (see "Item 5A. Operating Results - Capital Reduction" above), on February 22, 2010, the Company announced that the District Court had approved the Distribution Application submitted by the Company. On February 18, 2010 the Company announced that it had a reached a final settlement with the objecting holders of Series A Notes (the "Settlement"). According to the Settlement, in the event of a reduction in the current credit rating of the Series A Notes by the credit rating company S&P Maalot, there would be an increase to the annual linked interest rate that the Series A Notes bear, in the amount of 1% in the year 2010 and in the amount of 0.5% in the year 2011, for each reduction of one rating category from the current credit rating (ilAA).  The increase would take effect from the date of publication of the credit downgrading, and remain in effect so long as the credit downgrading is valid.  The increase in the interest rate would terminate upon the earlier of a credit upgrade or by the end of the relevant calendar year, whichever occurs first, provided that the increased interest rate applies for at least three months.

The notes are rated ilAA- by Standard and Poor’s Maalot, and Aa3 with a negative forecast by Midroog, two of Israel’s rating agencies. The Company was rated ilAA-/negative by Standard and Poor’s Maalot. Therefore, the Series A Notes interest remained unchanged.

The table below sets forth the payments of principal to be made on our Notes Series A due 2012, based on the CPI at December 31, 2010.

NIS in millions

Principal payments due in:

2011	575
2012	383

Total	958

Series B Notes due 2016. On November 29, 2009 the Company issued to Israeli institutional investors approximately NIS 448 million of unsecured non-convertible Series B Notes through a private placement in Israel. The notes are linked (principal and interest) to increases in the Israeli CPI for the month of October 2009. The principal amount of Series B Notes is repayable in four equal annual installments between 2013 and 2016 and bears interest at annual rate of 3.4%. The interest is payable on a semi-annual basis. The Notes have been rated ilAA-, on a local scale, by Standard & Poor’s Maalot.

Until May 31, 2010  the Notes were not listed for trading on the TASE and during that period  We undertook the following: (i) to pay additional interest at an annual rate of 0.6% until a prospectus or a shelf offering report was published for the listing for trade of the Notes on the TASE; (ii) to make a one-time additional interest payment at an annual rate of 0.25% in the event there is a downgrade in the rating of the Notes from the date of the downgrade announcement by the rating agency and until a prospectus or a shelf offering report is published for the listing of the Notes for trading on the TASE. If the rating of the Notes was further downgraded, no additional interest payments were to be made following such subsequent downgrades; (iii) a negative pledge (subject to certain carve-outs); and (iv) to undertake additional events of default of the Notes, as follows: (a) the rating of the Notes in Israel decreases below BBB (by Standard & Poor’s Maalot or an equivalent rating by another rating agency) on a local scale; and (b) we fail to comply with its existing financial covenants.

As of June 1, 2010, the Notes have been listed for trading on the TASE. As a result we ceased paying additional interest at an annual rate of 0.6% and, from this date, the annual interest rate is 3.4%. Furthermore, all such undertakings listed above have been terminated; however, in the event the Notes are deregistered from the TASE (except deregistration resulting from a merger or debt arrangement), such undertakings will become effective again (except the undertaking listed in subparagraph (ii) above). Members of our Board of Directors and senior management may have purchased a portion of the Series B Notes due 2016 through stock exchange transactions.

The table below sets forth the payments of principal to be made on our Series B Notes due 2016, based on the CPI at December 31, 2010.

NIS in millions

Principal payments due in:
2013	115
2014	115
2015	115
2016	115

Total	460

Series C Notes due 2018. On April 25, 2010, the Company issued to the public in Israel approximately NIS 200 million of unsecured non-convertible Series C Notes through a public offering in Israel. The notes are linked (principal and interest) to increases in the Israeli CPI for the month of March 2010. The principal amount of Series C Notes is repayable in three equal annual installments between 2016 and 2018 and bears interest at an annual rate of 3.35%. The interest is payable on a semi-annual basis. The Series C Notes due 2018 are listed on the TASE, and members of our Board of Directors and senior management may have purchased a portion of the Series C Notes due 2018 through stock exchange transactions.

The table below sets forth the payments of principal to be made on our Series C due Notes 2018, based on the CPI at December 31, 2010.

NIS in millions

Principal payments due in:

2016	68.67
2017	68.67
2018	68.67
Total	206

On February 24, 2011, it was agreed with classified institutional investors in Israel that we would issue in a private placement an additional principal amount of approximately NIS 444 million of Series C Notes (approximately USD 122 million) (the "Additional Notes"). The terms of the Additional Notes are identical to the terms of the currently outstanding Series C Notes previously issued to the public pursuant to the Shelf Offering Report and the Shelf Prospectus.

Pursuant to our agreement with classified institutional investors in Israel, the Additional Notes were issued to such investors for an aggregate consideration of approximately NIS 463 million (approximately USD 127 million), representing a price of NIS 1.043 per NIS 1 principal amount of the Additional Notes (reflecting approximately 1.8% discount on the market price as of February 23, 2011). The Additional Notes were issued without discount on their adjusted value.

The proceeds from the issuance have been used to finance the purchase of 012 Smile Telecom Ltd.

On February 24, 2011, Standard & Poor's Maalot announced that it assigned its 'ilAA-' rating to an expansion of Notes Series C of up to new Israeli Shekel (NIS) 500 million par value, to be issued by Partner Communications Company Ltd. (ilAA-/Negative).

The rating reflects Standard & Poor's assessment that the expansion of the Notes Series C does not negatively affect Partner's financial risk profile, and/or Partner's ratings on the existing bond issues, assuming that Partner will continue to maintain what Standard & Poor considers as "adequate" liquidity.

The Additional Notes were issued on March 1, 2011, and were consequently listed for trade on the Tel Aviv Stock Exchange.

The sale and/or transfer of the Additional Notes are subject to the limitations on re-sale of securities set forth in Article 15C of the Israeli Securities Law of 1968 (the "Law") and the Securities Regulations (Details with respect to Articles 15A-15C of the Law) of 2000 applicable to investors of the type specified in the first supplement to the Law.

Series D due Notes 2021. On April 25, 2010, the Company issued to the public in Israel approximately NIS 400 million of unsecured non-convertible Series D Notes through a public offering in Israel. The principal amount of Series D Notes is repayable in five equal annual installments between 2017 and 2021 and is not linked. The Series D Notes bear a floating interest that is based on the yield of 12 month government bonds (‘Makam’) issued by the government of Israel and updated quarterly plus additional annual interest of 1.2%. The interest is payable quarterly. The interest rates which applied to interest paid for 2010 (in annual terms, and including the additional interest of 1.2%) were as follows: from the issuance date to June 30, 2010: 3.4%; from July 1, 2010 to September 30, 2010: 3.288%; from October 1, 2010 to December 31, 2010: 3.616%.

The Series D Notes due 2021 are listed for trade on the TASE, and members of our Board of Directors and senior management may have purchased a portion of the Series D Notes due 2021 through stock exchange transactions.

The table below sets forth the payments of principal to be made on our Notes Series D due 2021, as of December 31, 2010.

NIS in millions

Principal payments due in:

2017	80
2018	80
2019	80
2020	80
2021	80
Total	400

Series E Notes due 2017. On April 25, 2010, the Company issued to the public in Israel approximately NIS 400 million of unsecured non-convertible Notes Series E notes through a public offering in Israel. The principal amount of Notes Series E notes is repayable in five equal annual installments between 2013 and 2017 and is not linked. The principal bears a fixed interest at a rate of 5.5% repayable on a semi-annual basis. The Series E Notes due 2017 are listed on the TASE, and members of our Board of Directors and senior management may have purchased a portion of the Series E Notes due 2017 through stock exchange transactions.

The table below sets forth the payments of principal to be made on our Series E Notes due 2017, as of December 31, 2010.

NIS in millions

Principal payments due in:

2013	80
2014	80
2015	80
2016	80
2017	80
Total	400

Long-term Bank Loans and Credit Facilities:

In 2009 and 2010, we established three new credit facilities (two of which, Facilities C and E, were cancelled in November 2010) and took out the following loans:

1.
On October 1, 2009, a new facility ("Facility C") was established with a leading commercial bank in the amount of NIS 250 million for a maximum period of five years, at a wholesale interest rate plus a margin of 0.85%. The facility is to be used for short term financing. The wholesale interest rate of the bank as of December 31, 2009 was 1.1% per year. The Company is charged a commitment fee of 0.4% per year for undrawn amounts.  This facility was cancelled on November 11, 2010.

2.
On November 24, 2009, a new facility ("Facility D") was established with a leading commercial bank in the amount of NIS 700 million for a maximum period of 3 years, at a wholesale interest rate plus a margin of 0.85%, effective from January 1, 2010. The facility is to be used for short-term financing. The wholesale interest rate of the bank as of December 31, 2009 and 2010 was 1.15% and 2.15% per year respectively. The Company is charged a commitment fee of 0.4% per year for undrawn amounts. As of December 31, 2010, and March 15, 2011, no funds had been drawn from this facility.

3.
On December 2, 2009, a new facility ("Facility E") was established with a leading commercial bank in the amount of NIS 250 million for a maximum period of 3 years, at a wholesale interest rate plus a margin of 0.85%, effective from January 1, 2010. The facility is to be used for short-term financing. The wholesale interest rate of the bank as of December 31, 2009 was 1.1% per year. The Company is charged a commitment fee of 0.4% per year for undrawn amounts. This facility was cancelled on November 11, 2010.

4.
On November 11, 2010, a new long-term loan was established with a leading Israeli commercial bank in the amount of NIS 500 million. The loan is linked (principal and interest) to the Israeli CPI. The principal amount is repayable in three equal annual installments between 2016 and 2018 and bear interest at an annual rate of 2.75%. The interest is payable on a semi-annual basis. This loan has replaced bank facilities C and E which were cancelled. The Company may, at its discretion, at any time, prepay the loan, in whole or in part, subject to the following conditions: the amount to be prepaid shall not be less than NIS 5 million; and the Company shall reimburse the bank for any loss sustained by the bank, if any, as a result of the prepayment in an amount equal to the actual financing costs of the bank arising from such prepayment.

5.
On December 28, 2009, a new long-term loan was established with a leading commercial bank in the amount of NIS 300 million for a period of 4 years, bearing variable interest at the rate of the Israeli Prime interest rate minus a margin of 0.35%. The interest is payable quarterly and the principal is payable in one payment at the end of the loan period. The Israeli Prime interest rate as of December 31, 2009 and 2010 was 2.5% and 3.5% per year respectively. The Israeli Prime interest rate is determined by the Bank of Israel and updated on a monthly basis. The Company may, at its discretion, at any time, prepay the loan, in whole or in part, provided that the Company shall reimburse the bank for losses sustained by the bank, as a result of the prepayment calculated according to provisions detained in the loan agreement. The loan contract requires that at any time the loan principal will not exceed 20% of all bank credits, loans, facilities (both utilized and committed facilities) and any other indebtedness of the company to the banks.

6.
On June 8, 2010, a new long-term loan was established with a leading commercial bank in the amount of NIS 250 million for a period of 10 years, bearing fixed interest at the rate of 5.7%. The principal and interest are payable annually. The Company may, at its discretion, at any time, prepay the loan, in whole or in part, subject to the following conditions: the amount to be prepaid shall not be less than NIS 5 million; and the Company shall reimburse the bank for any loss sustained by the bank, if any, as a result of the prepayment in an amount equal to the increase in the financing costs of the bank arising from such prepayment.

7.
On June 9, 2010, a new long-term loan was established with a leading commercial bank in the amount of NIS 250 million for a period of 10 years, bearing fixed interest at the rate of 5.7%. The principal and interest are payable annually. The Company may, at its discretion, at any time, prepay the loan, in whole or in part, provided that the Company shall reimburse the bank for any loss sustained by the bank, if any, as a result of the prepayment in an amount equal to the increase in the financing costs of the bank arising from such prepayment.

Financial covenants: With respect to Facility D and the long-term bank loans, the Company undertook to comply with financial covenants, the main provisions of which are two ratios: (1) The ratio of (a) the amount of all financial obligations of the Company including bank guarantees that the Company has undertaken ("Total Debt") (see Item 5F, excluding: operating leases, future contribution to funds in respect of severance pay funds, and future purchases of handsets and fixed assets, as they are not financial liabilities on the statement of financial position) to (b) Earnings Before Interest costs, Tax, Depreciation and Amortization expenses ("EBITDA") after deducting Capital Expenditures shall not exceed 6.5, and (2)  the ratio of (a) Total Debt to  (b) the EBITDA of the Company shall not exceed 4.

As used above, “EBITDA” is defined as the sum of (a) the net income before extraordinary items, (b) the amount of tax expenses set against the net profits including, without double counting, any provisions for tax expenses, (c) amortization and depreciation expenses, and (d) any finance costs net. “Capital Expenditures” is defined as any expenditure which is classified as “fixed and intangible asset” in the Company’s consolidated financial statements.

The covenants are measured every six months on an annualized basis of twelve months and are based on the financial results for the preceding period of twelve months.

At December 31, 2009 and 2010, the Company was in compliance with all covenants stipulated for the years then ended, respectively.

The Company does not expect that the acquisition of 012 Smile, including any indebtedness acquired as a result of the acquisition or as part of the acquisition financing or re-financing, will cause it not to be in compliance with any of its financial covenants.

Negative pledge: As part of the credit facilities, the Company provided a negative pledge undertaking (i.e., not to pledge any of its assets to a third party), except for a number of exceptions that were agreed upon, including pledge (other than by way of floating charge) in favor of a third party over specific assets or rights of the Company, securing obligations no greater than NIS 100 million in aggregate.

012 Smile has signed an agreement with two leading commercial banks in Israel (the "Agreement"). According to the Agreement, 012 Smile has received the following loans and credit facilities. One bank's participation is 80% and the other's is 20%, pro-rata (the "Participation Ratios") in all of the following:

a.
Loan A received on January 31, 2010 in a principal amount of NIS 500 million. The loan is linked (principal and interest) to the CPI. The principal amount is payable in 14 equal semi-annual installments starting July 31, 2010 and until January 31, 2017, and bears interest at an annual rate of 4.2%. The interest is payable every three months. As of March 1, 2011 two principal installments were repaid.

b.
Loan B received on January 31, 2010 in a principal amount of NIS 200 million. The loan is linked (principal and interest) to the CPI. The principal amount is payable in one payment on January 31, 2017, and bears interest at an annual rate of 5.1%. The interest is payable every three months.

c.
Credit Facility C received on January 31, 2010 for a period of 42 months, allowing 012 Smile to draw short-term loans of up to an amount of NIS 100 million, for periods of 3, 6, or 12 months. The loans bear variable interest in a wholesale interest rate plus a margin of an annual rate of 2%.The banks are committed to provide this credit line, a portion of which may have been withdrawn by 012 Smile as of the date hereof.

        For any unused portion of the credit facility, 012 Smile will pay a credit commission of 1.5% per annum.

012 Smile may, at its discretion, prepay the loans, in whole or in part, according to this order: Credit Facility C, Loan B, then Loan A, provided that 012 Smile shall reimburse the bank for losses sustained by the bank calculated according to provisions detailed in the Agreement. Any prepayment shall retain the Participation Ratio between the banks.

According to the Agreement, 012 Smile provided the banks with a negative pledge (i.e. not to pledge any of its assets to a third party), except for a pledge of specific assets to secure liabilities undertaken to finance the purchase of those specific assets (e.g purchasing via financial leasing facilities).

Partner has undertaken to guarantee the above loans and credit facilities of 012 Smile to the banks, according to their share, in an amount of up to approximately NIS 800 million.

Partner has also undertaken to comply with its currently existing covenants and negative pledge, (see "Long-term Bank Loans and Credit Facilities" above) on a consolidated basis.

One of the abovementioned leading commercial banks in Israel has also provided 012 Smile with another credit facility in an amount of up to NIS 30 million for the regular current operations of 012 Smile.

The information regarding 012 Smile’s indebtedness and available credit presented above has been provided to us by 012 Smile, without independent verification by us.  See “Item 3D. Risk Factors  --  Risks Relating to Our Business Operations  -- We face risks associated with the acquisition of 012 Smile Telecom Ltd.” and Note 26 to our consolidated financial statements included herein.

Total Financial Debt.

At December 31, 2010, total financial debt (including the current portion of our long-term liabilities) amounted to NIS 3,716 million, compared to NIS 2,433 million at December 31, 2009. The increase reflected principally the issuance of Notes Series C, D and E and the borrowing under our new long-term bank loans following the capital reduction, which was partially offset by the repayments of principal and interest of Notes Series A.  Short-term financial debt, which is comprised of the current portion of long-term debt, amounted to NIS 628 million at December 31, 2010, compared to NIS 752 million at December 31, 2009, reflecting principally the repayments on our Notes Series A due 2012, and principal annual repayment of our long term bank loans. See also "Notes Series C due 2018" above regarding the Additional Notes issued on February 24, 2011.

We intend to fund the following repayments of the current portion of our Notes payable in 2011, bank loans and interest through additional bank loans and utilization of our credit facilities, the issuance or sale of corporate notes, available cash or operational cash flow, or a combination of one or more of these resources.

Current Portion Payable in 2011 as of December 31, 2010	NIS in millions

Principal on notes payable	575
Principal on long term bank loans	50
Principal on capital lease	3
Interest on notes payables	85
Interest on long term bank loans	51
Total	764

Debt Implications of Acquisition of 012 Smile. Following the acquisition of 012 Smile described in Item 5A, the Company’s consolidated total financial debt increased from approximately NIS 3.7 billion to approximately NIS 5 billion. Under the acquisition agreement, the Company paid NIS 650 million that was financed by issuance of additional Notes Series C in an amount of NIS 463 million and cash on hand. In addition, the Company guaranteed 012 Smile’s existing bank debt of approximately NIS 800 million.  See "Item 5B. Liquidity and Capital Resources-Notes Series C due 2018".

Capital Expenditures. The mobile telephone business is highly capital intensive, requiring significant capital to acquire a license and to construct a mobile telecommunications network. The capital requirements of our network are determined by the coverage desired, the expected call and data traffic and the desired quality and variety of services. Network construction costs are mainly related to the number of cells in the service area, the number of radio channels in the cell and the switching equipment required.

Our capital expenditures represent additions to property and equipment and computer software. In the year ended December 31, 2008, 2009 and 2010, our capital expenditures amounted to approximately NIS 589, NIS 522 million and NIS 434 million, respectively, and were principally related to our network. For 2011, the level of investments in fixed assets is expected to return to a range similar to that of the years 2008-2009 (including payments in respect of the October 2010 agreement with Ericsson ; see "Item 5A. Operating Results - Agreement for the Upgrade of Our Existing Networks and the Deployment of Fourth Generation Network in Israel "). We fund our capital expenditures principally through cash from operations.

Dividend payments.  For year 2010, the Company distributed dividends and declared a final dividend on February 23, 2011 (with respect to the fourth quarter of 2010), which in the aggregate amounted to approximately NIS 1,217 million, or NIS 7.85 per share.  In addition, a further NIS 1,400 million (US$ 394 million) or NIS 9.04 per share was distributed to shareholders in March 2010 following the reduction in shareholders' equity approved by the Courts (see “Item 5A.Operating Results-Capital Reduction”).

Cash dividends are paid in Israeli currency. For further information, see “Item 8A. Consolidated Financial Statements and other Financial Information - Dividend Distribution Policy”.

Main sources of liquidity

•	Cash on hand;

•	Operating cash flows, net of cash flow from investing activities; and

•	Existing credit facilities.

Cash on hand. At December 31, 2010, we had NIS 321 million in cash on hand, compared to NIS 329 million at December 31, 2009, and following the acquisition of 012 Smile (on March 3, 2011), on March 15, 2011, we had approximately NIS 272 million cash on hand.

Operating cash flows. Cash flow generated from operating activities, net of cash flow from investing activities, was NIS 1,472 million (US$ 415 million) in 2010, an increase of 44.2% from NIS 1,021 million in 2009. The increase was principally explained by the reduction of 33.6% in the cash flow used for investing activities from NIS 732 million in 2009 to NIS 486 million (US$ 137 million) in 2010. This reflected the temporary reduction in investment in fixed assets, including intangible assets, from NIS 519 million in 2008 and NIS 558 million in 2009 to NIS 394 million in 2010, partially due to the anticipated upgrade of the Company's networks.  For 2011, the level of investment in fixed assets is expected to return to a range similar to that of the years 2008-2009.

The decrease also reflected the reduction in the amount of equipment expenses, net, that were capitalized, from NIS 198 million in 2009 to NIS 72 million (US$ 20 million) in 2010.

In addition, cash generated from operations increased by 11.7% or NIS 205 million in 2010 compared 2009, largely as a result of the higher profit before depreciation and amortization.

Existing credit facilities. Our Credit Facility D and 012 Smile’s Credit Facility C are described above under “Long-term Bank Loans and Credit Facilities”.

We believe that funds from our operations, together with funds available under our two current credit facilities and our cash on hand, will provide us with enough liquidity and resources to fund our expected capital expenditure needs, repayment of our notes, as well as our obligations under our financing agreements, our license payments and our other material commitments, at least for the next 12 months. However, the actual amount and timing of our future requirements may differ materially from our estimates. See “Item 3D. Risk Factors – We may not be able to fulfill our dividend policy in the future. If we implement our current dividend policy, we might reduce our future cash reserves, which may require us to borrow additional money.”and “Our business results may be affected by a recurrence of a recession.” for a discussion of uncertainties regarding raising additional debt.

5C. Research and Development, Patents and Licenses

We are primarily a user rather than a developer of technology. Accordingly, we did not engage in any significant research and development activities during the past three years.

5D. Trend Information

Recent developments

On February 24, 2011, it was agreed with classified institutional investors in Israel that we would issue in a private placement an additional NIS 444 million in principal amount of Series C Notes (approximately USD 122 million), principally in connection with the financing of the then anticipated acquisition of 012 Smile. See “Item 5B. Liquidity and Capital Resources  --  Notes Payable” above.

On March 3, 2011 the Company completed the acquisition of all of the issued and outstanding shares of 012 Smile Telecom Ltd. ("012 Smile") from Merhav-Ampal Energy Ltd. 012 Smile is an Israeli private company which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB).  See “Item 3D. Risk Factors - We face risks associated with the acquisition of 012 Smile Telecom Ltd.”, "Item 4B. Business Overview – Acquisition of 012 Smile", "Item 5A. Operating Results-Acquisition of 012 Smile", “Item 5B. Liquidity and Capital Resources” and Note 26 to our consolidated financial statements included herein.

See also recent regulatory developments in "Item 4B. Business Overview-Regulation-Regulatory Developments" and “Item 3D. Risk Factors  --  Risks Relating to the Regulation of Our Industry”.

Outlook

In the year ahead, the reduction in the interconnect tariffs will have a significant impact on the outlook of the Company. (See “Item 3D. Risk Factors - Our business and operating results have been adversely affected by reductions in call and SMS interconnect tariffs imposed by the Ministry of Communications, and may be further materially adversely affected by future regulatory developments in these areas.”  We believe, however, that we will be able to moderate the impact through means of operational efficiency savings, product restructuring and continued growth in the fixed line segment and in data and content services resulting from the continued increase in the penetration of smartphones, tablets and laptops.

Two further regulatory changes will impact on our business in the coming year. First, the restrictions on subscriber exit fines, that were mandated in an amendment to the Telecommunications Law effective February 1, 2011, are expected to increase the churn rate of post-paid subscribers.  Second, 16 consumer amendments to the conditions of our license became effective from March 13, 2011, which we anticipate will have a one-off adverse impact on our operating cash flow in the first half of 2011.  (See, respectively, “Item 3D. Risk Factors - Competition from existing telecommunications providers, and potential changes in the competitive environment and communications technologies, may cause an increase in subscriber acquisition and retention costs or a decrease in tariffs, and may reduce our market share and increase our churn rate, all of which could adversely affect our business and results of operations – Limitation on Exit Fees”)  and “Item 4B. Business Overview – Regulatory Developments – Consumer License Amendments”.)

The statements above under this section regarding trends are “forward-looking” statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in mobile telephone usage, trends in the Israeli telecommunications industry in general, possible regulatory and legal developments and trends in general economic conditions. For a description of some of the risks we face, see “Item 3D. Key Information – Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 8A. Consolidated Financial Statements and Other Financial Information – Legal and Administrative Proceedings”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed above might not occur, and actual results may differ materially from the results anticipated.

5E. Off-Balance Sheet Arrangements

As part of the 012 acquisition, the Company undertook to guarantee bank loans and bank guarantees in an amount of approximately NIS 800 million.  See "Item 5A. Operating Results-Acquisition of 012 Smile". Other than such guarantee, there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5F. Aggregate Contractual Obligations

Set forth below are our contractual obligations and other commercial commitments as of December 31, 2010:

	Payments Due by Period (NIS in millions)
Contractual Obligations	Total		less than 1 year	1-3 years	3-5 years	more than 5 years

Long-Term Debt*
Notes Series A	958	*	575	383	-	-
Notes Series B	460	*	-	115	230	115
Notes Series C**	206	*	-	-	-	206
Notes Series D	400	*	-	-	-	400
Notes Series E	400	*	-	80	160	160
Long term bank borrowing	1,302	*	50	400	100	752
Capital Lease Obligations	3		3		-	-
Operating Leases	1,437		240	418	340	439

Contribution to funds in respect of Employee rights in respect of severance pay funds	34		34	-	-	-
Commitments to pay for inventory purchases	642		455	187	-	-
Commitments to pay for property and equipment purchases***	326		132	139	-	-

Total Contractual Cash Obligations	6,168		1,489	1,722	885	2,072

* The table above does not include payments of interest on our Long-Term Debt.

** As a result of the issuance of  the Additional Notes Series C on February 24, 2011, the payments indicated in the table above for Notes Series C, should be increased based on the principal of the Additional Notes. See "Item 5B. Liquidity and Capital Resources-Notes Payable".

*** Including future payments in respect of the agreement with Ericsson that are cancellable provided compensation is paid to the supplier. See "Item 5A. Operating Results - Agreement for the Upgrade of Our Existing Networks and the Deployment of Fourth Generation Network in Israel".

The table above also does not reflect the impact of the possible drawdowns on our credit facility (see “Item 5B. Liquidity and Capital Resources”). Under the terms of the credit facility, which is for a period of three years, the Company has the right to borrow short term loans, and such borrowed amounts may be rolled over for as long as the facility is in place.  We will therefore determine the precise timing of the principal repayments during such period according to our future levels of liquidity and cash needs.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. Directors and Senior Management

Below is a list of the current Directors of the Company as of the date of filing of this Annual Report:

Directors

Name of Director*	Age	Position

Ilan Ben Dov (1)(3)(4)	54	Chairman of the Board of Directors
Dr. Michael J. Anghel (1)(2)(3)(6)(7)	72	Director
Barry Ben -Zeev(2)(3)(4)(5)(6)(7)	58	Director
Avi Zeldman (1)(8)	62	Director
Erez Gissin (2)(6)(7)	52	Director
Dr. Shlomo Nass(1)(2)(6)	50	Director
Osnat Ronen(4)(6)	48	Director
Yahel Shachar(1)(3)	48	Director

*	On August 26, 2010, Yacov Gelbard resigned as a director of the Company to become its new Chief Executive Officer effective October 1, 2010.

(1)	Member of the Investment Committee of the Board of Directors.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation & Nominations Committee.

(4)	Member of the Hedging Committee.

(5)	External Director under the Companies Law.

(6)	Independent Director under NASDAQ rules.

(7)	Independent Director under the Companies Law.

(8)	Appointed on behalf of Leumi Partners Ltd. See “Item 7A. Major Shareholders - Agreement between Scailex and Bank Leumi Ltd”.

Ilan Ben Dov, serves as Chairman of the Board of Directors of the Company and Suny Electronics  Ltd and previously had served as Joint Chief Executive Officer for approximately fifteen years (until May 2009). Mr. Ben Dov also serves as Chairman of the Board of Directors of Scailex Corporation Ltd. He also currently serves as a director of Tapuz Anashim Ltd., Derech HaLotus Ltd., Refuat Halotus Ltd., Tao Tsuot Real Estate Ltd., Ben Dov Investments Ltd., I. Ben Dov Investments Ltd., Harmony (Ben Dov) Ltd., as well as subsidiaries of Suny.

Dr. Michael J. Anghel, became a director of Partner in March 2006. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom – the second Israeli cellular operator. In 1999 he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank. He has been involved in various technology enterprises and has served on the Boards of Directors of various major Israeli corporations and financial institutions including Elron, Elbit, Nice, Gilat, American Israeli Paper Mills, Maalot (the Israeli affiliate of Standard and Poor’s) and Hapoalim Capital Markets. He currently serves on the Boards of Directors of Syneron Medical Ltd., Evogene Ltd., Gravity Visual Effects and Design Ltd., Dan Hotels Ltd, Orbotech Ltd. Lumus Ltd, BiolineRx Ltd and the Strauss-Group Ltd. He is also the chairman of the Center for Educational Technology. Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. (Economics) from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. (Finance) from Columbia University in New York.

Barry Ben-Zeev (Woolfson), has been providing strategic business consulting services since 2009. He served as the deputy-Chief Executive Officer and Chief Financial Officer of Bank Hapoalim in 2008. He joined the bank in 1976 and served in a variety of senior positions in the branch system and the international division including New York. He served in the following executive positions prior to becoming Deputy-Chief Executive Officer and Chief Financial Officer: Deputy-Chief Executive Officer, Head of International Private Banking during the years 2002-2006 and Deputy-Chief Executive Officer and Head of Client Asset Management during the years 2006-2007. He also served as a member of the Board of Directors of the Tel Aviv Stock Exchange during the years 2006-2007 and as the chairman of Bank Hapoalim Switzerland and Poalim Asset Management during the years 2002-2006. He received both his Bachelor's degree in Economics and his M.B.A from Tel-Aviv University.

Erez Gissin, has been a director of Partner since August 1998 and is currently a member of the Audit Committee. Since April 2005, Mr. Gissin has been a private investor through his management and investment company. For the prior five years, Mr. Gissin has been the CEO of IP Planet Network Ltd., an Israeli telecommunication company providing satellite broadband services. Previously, he was the Vice President of Business Development of the Eurocom Group, an Israeli leader in telecom and internet products and services. Mr. Gissin holds a Bachelor of Science in Industrial Engineering from Tel Aviv University and an M.B.A degree from Stanford University, California.

Dr. Shlomo Nass, is a senior partner at Dr. Shlomo Nass and Co. Ltd., and President, Partner and Director in the investment group I. G. B. – Israel Global Business .  Dr. Nass also serves as a director on the Board of Directors of the following companies: Tao T'suot,  NMC United Entertainment, Aviv Arlon Ltd, Click Software Technologies, The Blue Shore Development Company (Tel Aviv- Herzliya) Ltd. and Darban Investments Ltd. Dr. Nass is also President, Partner and Chairman of the Board of: IRS-TKB International Consultants Ltd. Chaniman Entrepreneurship, Shir Lak Ltd., and M. D. K. Touch Ltd.and Vice Chairman of The Public Advisory Committee on Trade Levies. and served in the past as Chairman of the Board of Directors of The Israel Electric Corp. and Chairman of the Board of Directors of Ayalon Insurance Co. and a director in IBC-Industrial Buildings Corporation Ltd. (Mivnei Ta'asiya) and Tao T'suot Nadlan, Formula Systems (1985). .Dr. Nass holds a B. Sc. degree in economics and accounting, an LL. B. degree and a Ph. D degree in law, all from Bar- Ilan University. Dr. Nass is also a Certified Public Accountant in Israel, a member of the Israel Bar and a Certified Information System Auditor by C.I.S.A. (USA).

Osnat Ronen, serves as a director on the Board of Directors of the following companies: Amiad Filtration Systems, Aeronautics Systems Ltd, (and its subsidiaries), Ads Market Ltd., Orad Hi-Tech Ltd., D-pharm and Degania Silicone Ltd. and has served as a General Partner of Viola Private Equity since January 2008.  From 2001 until 2007, Ms. Ronen was the Deputy Chief Executive Officer of Leumi Partners Ltd. (formerly, Leumi & Co. Investment House), the private equity investment arm and investment banking services arm of the Leumi Group.  Between 2004 and 2007, Mrs. Ronen was the Deployment Strategy & Execution Manager of the Bachar reform implementation of the Leumi Group. Prior to these positions, she served as Deputy Head of the Subsidiaries Division of The Leumi Group from 1999 until 2001. Mrs. Ronen was also a member of the followingBoards of Directors : Anticodes Ltd, Keshet Broadcasting,  Paz Oil Company Ltd., Direct Insurance, Leumi Card, Fox Group Ltd, Arab Israeli Bank, Leumi Mortgage Bank and more. . Mrs. Ronen holds an M.B.A. degree and a BSc degree in mathematics and computer science from Tel Aviv University.

Yahel Shachar, joined Scailex Corporation Ltd. in December 2001 as Chief Financial Officer. For the last four and a half years Mr. Shachar serves as Chief Executive Officer of Scailex Corporation Ltd and is also a director on the Board of Directors of Tapuz Anashim Ltd. Previously, Mr. Shachar served as Chief Operating Officer at BVR Technologies Ltd. for three years. Mr. Shachar hold an LL.M. degree from the Georgetown University in Washington, D.C., and an LL.B. degree from the Tel-Aviv University and he is a member of the Israeli and New York bar associations.

Avi Zeldman, served from 1999-2010 as the Chief Executive Officer of Leumi Partners Ltd., a fully owned subsidiary of Bank Leumi and as Chairman of the Board of Directors of Leumi Mortgage Bank, Ltd. from 1987-2010. In addition, he served from 1988 until 1999 as a senior management member of Bank Leumi in his capacity as head of the banking division and all of the bank branches in Israel. Mr. Zeldman serves on the Board of Directors of the following companies: Fox-Weizel Ltd., Super-Pharm (Israel) Ltd., Techno Rov Holdings (1993) Ltd. and, Archimedes Global (Cyprus) Ltd. Mr. Zeldman studied Economics and Statistics as well as Business Administration Studies at Haifa University.

Senior Management

Below is a list of the current Senior Management of the Company as of the date of filing of this Annual Report:

Name of Officer	Age	Position

Yacov Gelbard*	63	Chief Executive Officer
Emanuel Avner	50	Chief Financial Officer
Shachar Landau**	52	Vice President, Operations
Avi Berger	48	Vice President, Technologies
Michal Dana	55	Vice President, Human Resources
Amit Lang***	40	Senior Director Business Development & Regulation
Ronit Rubin****	46	Vice President, Information Technology
Yacov Kedmi	59	Head of Marketing, Content & Growth Engines Division
Roly Klinger	51	Vice President, Legal, Chief Legal Counsel and Joint Company Secretary
Einat Rom*****	45	Vice President, Private Customers Division,
Gil Rosenfeld	45	Vice President, Business Customers Division

* Appointed on August 26, 2010, to replace David Avner as Chief Executive Officer effective October 1, 2010. See Appointments below.

**As of October 17, 2010, Shachar Landau replaced Chaim Beker as Vice President Operations.

*** As of October 1, 2010, Amit Lang replaced Oded Degany as Senior Director Business Development and Regulation.

****As of March 1, 2010 Ronit Rabin replaced Gadi Gilon as Vice President Information Technology.

***** As of November 24, 2010 Einat Rom replaced Erez Paz as Vice President Private Customers Division.

Yacov Gelbard was appointed as Chief Executive Officer on October 1, 2010 after having served on the Board of Directors of the Company  from October 28, 2009, until August 25, 2010, and after having served as Active Chairman of the Board of Directors of Tefron Ltd,  between 2008 and 2010. Mr. Gelbard served as Chief Executive Officer of Bezeq The Israel Telecommunication Corp. Ltd. for approximately two years and as Chief Executive Officer of Pelephone Communications Ltd. for approximately five years. Previously, he had served as Chief Executive Officer of Haribua Hachachol for seven years. Mr. Gelbard holds a bachelor's degree in accounting and economics from Tel-AvivUniversity.

Emanuel Avner was appointed as Chief Financial Officer of Partner as of July 2006 and in addition, as of October 2010 is also responsible for the Company's investor relations. Previously he served as Vice President and Chief Financial Officer of Blue Square – Israel Ltd., an Israeli food retailer traded on the New York Stock Exchange, since November 2003. Mr. Avner served from 1999 until October 2003 as Chief Financial Officer of Ericsson Israel. From 1993 to 1999, he served as Corporate Controller and Deputy CFO of Super Sol Ltd. Mr. Avner is a CPA (member of the American and Israeli Institute of Certified Public Accountants) and holds a Masters in Business Administration (1st Class Honors) and a BA in Economics and Accounting from the Hebrew University of Jerusalem. David Avner and Emanuel Avner are not related.

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

Roly Klinger, Vice President, Chief Legal Counsel and Company Secretary, joined Partner in August 1998 as the Chief Legal Counsel and Joint Company Secretary. Roly Klinger was appointed as Vice President responsible also for Regulatory Affairs from November 1, 2007 and until March 1, 2010. From 1993, she served as Legal Advisor and Corporate General Secretary of Keshet Broadcasting Ltd., which holds an operating franchise for Israel’s first commercial television channel. Ms. Klinger received an LL.B degree from Tel Aviv University and is admitted to the Israel Bar.

Shachar Landau, was appointed as Vice President Operations effective October 17, 2010, after serving as senior head of the operation division for approximately 6 months. Mr. Landau served until then as the CEO of Suny Electronics Ltd. for approximately 15 years. Mr. Landau holds a bachelor's degree in economics and an MBA degree from the Tel-Aviv University.

Amit Lang, was appointed as Senior Director Business Development and Regulation effective October 2010. Prior to joining the Company and as of 1999 he filled a number of positions in the Ministry of Finance. In his last position Mr. Lang served as the Senior Deputy of Budget Director and between 2006 -2010 he served as a director of several companies. Mr. Lang holds a bachelor's degree in management and economics from Tel-Aviv Yafo Academic College, an MBA from The College Of Management and an M.A in Public and Economic policy from Tel-Aviv University.

Einat Rom, was appointed as Vice President of Private Customers Division effective December 1, 2010, after serving as Vice President of Service in Better Place Company. Prior to that, Mrs. Rom served as Vice President of Private Division in Bezeq The Israel Telecommunication Corp. and as Vice President of Service in Pelephone Communications Ltd. Mrs. Rom holds a bachelor's degree in social science.

Ronit Rubin, was appointed as Vice President CIO of the IT Division effective March 1, 2010 when she joined the Company. Prior to joining the Company, Ms. Rabin served from 2006 as the VP IT Division and Business Technologies of VISA CAL. From 1983-2006, she served in the Israeli Defense Forces and held various positions in the programming field, including commander of the computer unit of the Navy from 2004-2006. Ms. Rubin holds a B.A in economics and logistics from Bar Ilan University and an M.B.A from Ben- Gurion University.

Gil Rosenfeld, was appointed as Vice President, Business Customers Division effective March 1, 2010 after having served as Vice President Sales Division. Mr. Rosenfeld joined Partner in 2006. Previously, he worked for HP Israel and HP Europe 1998 to 2006 during which time he held the positions of Country Managing Director, Personal Systems Sales Director, Personal Systems Group Country Manager and Country Sales Manager. Before that he worked as the General Manager of Compaq Israel from 1996 to 1998. Before that he held the position of the Enterprise Systems Organizer, Enterprise District Sales Manager and Senior Sales Representative from 1990 to 1996 for CMS, the HP distributor in Israel. Mr. Rosenfeld received an Honours Degree in Business Information Systems and before that he received a Bachelor of Commerce degree from the University of Witwaters and South Africa.

Appointments

Under our license, at least 10% of our Board of Directors, or at least one director if the Board is comprised of up to 14 members, must be appointed by Israeli entities, as defined in the license. See “Item 4B. Business Overview – Regulation – Our Mobile Telephone License”.

Scailex and Bank Leumi have entered into an agreement under which Bank Leumi is entitled to appoint one member of the Board of Directors. See “Item 7A. Major Shareholders – Agreement between Scailex and Bank Leumi Ltd”. Except for the foregoing, there is no arrangement or understanding with any major shareholders regarding the appointment of Directors or senior management.

On March 16, 2010 the Board of Directors announced the anticipated departure of David Avner as Chief Executive Officer effective October 1, 2010. Mr. Avner was replaced as CEO by Mr. Yacov Gelbard, whose appointment was approved by the Board of Directors on August 26, 2010.  Several other new appointments have been made among our senior management following the acquisition by Scailex in October 2009 of a controlling interest in the Company.  See the “Senior Management” table above.

None of the above directors or members of senior management has any family relationship with any other director or senior manager of the Company. Senior management is selected by the CEO with the approval of the Board of Directors, for an indefinite term of office and may be removed by the Board of Directors at any time.

6B. Compensation

The aggregate compensation paid, and benefits in kind granted to or accrued on behalf of all our directors and senior management for their services in all capacities to the Company and its subsidiaries during the year ended December 31, 2010, was approximately NIS 68 million (US$19 million).  This amount included approximately NIS 2 million (US$0.5 million) set aside or accrued to provide pension and retirement benefits on behalf of all our senior management during the year ended December 31, 2010. The aggregate compensation paid also included a retention payment of $2 million paid to our former CEO based on retention plans that the Company adopted in February and in September 2009. The aggregate compensation amount does not include performance bonus payments made in 2010 with respect to the year ending December 31, 2009, but does include bonus payments deemed earned with respect to the year ending December 31, 2010, and paid in 2011.

Bonus payments for our senior management are determined with respect to a given year based on quantitative and qualitative goals set for the Company as a whole, as well as on an individual basis. The individual goals for the Chief Executive Officer are set by the Compensation Committee and the Board of Directors, and the individual goals for senior management reporting to the CEO are set by the CEO in accordance with the overall Company objectives. Once the results of the year are known, and based on the extent to which corporate and individual goals have been met, bonus payments are determined in the discretion of the Board of Directors, in light of the recommendations made by the Compensation Committee and, with respect to senior management reporting to the CEO, in light of recommendations made by the Compensation Committee and the CEO.

Compensation for senior management may also be provided in the form of stock options to purchase our ordinary shares. In 2010 options were granted to our senior management under the 2004 Share Option Plan to purchase up to 2,932,750 of our ordinary shares at a weighted average exercise price of NIS 62.03 per option (after dividend adjustment and amendments to the exercise price) with such options vesting at the earliest in March 2011. These options will expire by December 2020. For more information, see “Item 6E. Directors, Senior Management and Employees–Share Ownership–2004 Share Option Plan”.

In order to encourage the Company’s executive officers to remain with the Company following the sale by Advent of its controlling interest, the Company’s Board of Directors, upon the recommendation and approval of its Audit and Compensation Committees, adopted a two-year retention plan on September 9, 2009.  According to the terms of the plan, retention payments will be made to each of the Company’s eligible executive officers at the first and second anniversaries of the date of adoption of the retention plan, provided the executive officer has not resigned for reasons other than for certain justified reasons, as specified in the retention plan or in case of termination by the Company.  The maximum aggregate amount of all retention payments together is $6.5 million, out of which an amount of US$ 4 million was paid during 2010.

6C. Board Practices

References in this annual report to “external directors” are to those directors who meet the definition of external directors under the Israeli Companies Law, and references in this annual report to “US independent directors” are to those directors who meet the definition of independence under applicable listing requirements of NASDAQ. References in this annual report to "Israeli independent directors" are to those directors who meet the definition of independence under the Israeli Companies Law.

Terms of Directors

Directors are elected at the annual shareholders meeting to serve for three years, in the case of external directors under the Companies Law, or until the next annual meeting of the shareholders, in the case of other directors; or until their respective successors are elected and qualified, whichever occurs first, or in the case of Israeli directors, who are appointed by the founding Israeli shareholders upon a written notice signed by at least two of the founding Israeli shareholders who are the record holders of at least 50% of minimum Israeli holding shares, to the Company Secretary of his or her appointment, until their respective successors are elected upon such notice. An extraordinary meeting of the Company may elect any person as a director to fill an office which became vacant, or to serve as an additional member to the then existing Board of Directors, provided that the maximum number of seventeen directors is not exceeded, or to serve as an external director or an independent director, or if the number of the members of the Board of Directors is less than the minimum set in the Articles of Association. Any director elected in such manner (excluding an external director) shall serve in office until the coming annual meeting. The Articles of Association also provide that the Board of Directors, with the approval of a simple majority of the directors, may appoint an additional director to fill a vacancy or to serve as an additional member to the then existing Board of Directors provided that the maximum number of seventeen directors is not exceeded. The Company’s Articles of Association provide that the Board of Directors may delegate all of its powers to committees of the Board of Directors as it deems appropriate, subject to the provisions of the Companies Law. No director has a service contract with the company or its wholly-owned subsidiaries providing for benefits upon termination of employment. Our officers serve at the discretion of the Board of Directors or until their successors are appointed. See “Item 4B. Business Overview – Regulation – Our Mobile Telephone License” for description of additional requirements of the composition of our Board of Directors and the appointment of its members.

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

Dr. Michael Anghel and Barry Ben-Zeev are our external directors under the Companies Law.

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

–
In compliance with Israeli Companies Law and our Articles of Association, the compensation committee is authorized among other things, to evaluate and recommend to the Board of Directors (and to the audit committee, if so required under any applicable law) the total compensation package for the Company’s Chief Executive Officer and all other officers.  Our compensation committee consists of four Board of Directors members, two of whom are external, independent directors, rather than entirely of independent directors.  As a result, the conditions of NASDAQ Rule 5605(d), that compensation for the CEO and all other executive officers must be determined or recommended to the Board by the independent directors or a compensation committee comprised solely of independent directors, are not satisfied.

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

Investment Committee

 Our investment committee, formerly known as the executive committee, is comprised of members who are directors appointed by the Board of Directors from time to time. Subject to the provisions of the Companies Law, the investment Committee is authorized to make all major decisions relating to the business affairs of Partner. The investment Committee is authorized by the Board of Directors to approve contracts, commitments and other transactions regarding certain topics or up to a value determined by the Board of Directors from time to time. Ilan Ben-Dov, Dr. Michael Anghel,  Dr. Shlomo Nass Yahel Shachar, and Avi Zeldman are members of our investment committee. On March 17, 2011, our Board of Directors appointed the investment committee to serve also as a committee for social responsibility.

Audit Committee

Pursuant to the rules of the Securities and Exchange Commission (the “SEC”) and the listing requirements of the NASDAQ Global Select Market, as a foreign private issuer, we are required to establish an audit committee consisting only of members who are “independent” directors  as defined by SEC rules. In accordance with the Company's Audit Committee Charter, our audit committee is responsible among other things, for overseeing the Company’s financial reporting process and the audits of the Company’s financial statements, including monitoring the integrity of the Company’s financial statements and the independence and performance of the Company’s internal and external auditors. Our  Audit Committee is also directly responsible for the appointment, compensation and oversight of our independent auditors.

The Israeli Companies Law requires public companies, including Partner, to appoint an audit committee comprised of at least three Board members, including all the company’s external directors. The chairman of the Board of Directors, any director employed by the company or granting services to the company on a permanent basis, any controlling shareholder or any relative of a controlling shareholder may not be a member of the audit committee. The responsibilities of our Audit Committee under the Companies Law include identifying irregularities in the management of the company’s business and approving related party transactions as required by law.

The Companies Regulations (Provisions and conditions regarding the approval procedure of the financial reports) of 2010, which were enacted in February 2010, also requires public companies to appoint a committee for the review of the company's financial reports ("the Financial Statement Review Committee") and sets forth a procedure for the approval of the financial reports. Under the said Companies Regulations, the composition of the Financial Statement Review Committee must meet a number of conditions including the requirement that all its members must be Board of Director members and the majority of the members must be independent directors as defined in the Companies Law. In addition, under the regulations, an audit committee that fulfills the required composition conditions set out in the Companies Regulations can be considered as the Financial Statement Review Committee. Accordingly, since the Company's Audit Committee has already been operating in compliance with U.S. legal requirements (as described above), which satisfy the conditions of the Israeli Financial Statement Review Committee,  the Board of Directors, after confirming that the requirements of the said regulations are fulfilled, decided that the Audit Committee will serve as the Financial Statement Review Committee.

Our audit committee consists of four Board of Directors members,  Dr. Michael Anghel, Barry Ben- Zeev, Erez Gissin and Dr. Shlomo Nass, all of whom meet the SEC’s definition of independent directors for the purpose of serving as audit committee members, three of whom (Dr. Michael Anghel, Barry Ben- Zeev and Erez Gissin) meet the Companies Law's definition of independent directors, and two of whom (Dr. Michael Anghel and Barry Ben- Zeev) meet the Companies Law’s definition of external directors.  In accordance with the SEC definition of “independent” director, none of them is an affiliated person of Partner or any subsidiary of Partner.

The Board of Directors has determined that all four Audit Committee members  are “audit committee financial experts” as defined by applicable SEC regulations. See “Item 16A. Audit Committee Financial Expert” below.

Compensation and Nominations Committee

Our compensation and nominations committee consists of four Board of Directors members, of which two are external, independent directors. In compliance with  the requirements of the Companies Law and our articles of association, the compensation and nominations committee was authorized by the Board of Directors to evaluate and recommend to the Board of Directors (and to the audit committee, if so required under any applicable law) the total compensation package for the Company’s Chief Executive Officer and all other officers; reviewing the results and procedures for the evaluation of the performance of other officers by the Company’s Chief Executive Officer; making recommendations to the Board of Directors regarding any long-term incentive compensation or equity plans; and supervising the administration of the plans and periodically reviewing a comprehensive statement of executive compensation policy. Ilan Ben Dov, Dr. Michael Anghel, Barry Ben -Zeev and Yahel Shachar are members of the compensation and nominations committee.

Hedging Committee

Our hedging committee consists of three Board of Directors members, of which one is an external, independent director and one is an independent director. The hedging committee was formed in 2010 to meet as necessary in order to discuss the hedging policy of the Company. Ilan Ben Dov, Barry Ben -Zeev and Osnat Ronen are members of the hedging committee

Security Committee

Pursuant to an amendment to our license from April 2005, a Board committee has been formed to deal with security matters. Only directors with the required clearance and those deemed appropriate by Israel’s General Security Service may be members of this committee. The committee must consist of at least four members, who are subject to the clearance required from the Israeli General Security Service and at least one external director. Where any matter requires a Board of Directors’ resolution and it is a security matter, then the committee should be authorized to discuss and to resolve such security matter and the resolution should bind the Company. However, in cases where the security matter concerned is a transaction with a related party, the transaction should be submitted for approval in accordance with the requirements of the applicable U.S. law, the Israeli Companies Law and any other applicable laws, provided that, in any case, only directors with security clearance can participate in any forum which will deal with security matters. On April 12, 2005, our Board of Directors approved the formation of the Security Committee to consist of four Israeli directors, which are subject to Israeli security clearance and security compatibility to be determined by the General Security Service. Michael Anghel,  Erez Gissin, Osnat Ronen and Yahel Shachar are members of the Security Committee, subject to clearance by the Israeli General Security Service.

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

Approval of Related Party Transactions

Generally, under the Companies Law the compensation of an Office Holder who is a director, or the compensation of an Office Holder who holds a controlling interest in the company, requires the approval of the audit committee, the Board of Directors and the general meeting of the shareholders of the company. The Companies Law also requires that a transaction between the company and its Office Holder and also a transaction between the company and another person in which an Office Holder has a personal interest, requires the approval of the Board of Directors if such transactions are not extraordinary transactions, although, as permitted by law and subject to any relevant stock exchange rule, our Articles of Association allow the audit committee to approve, without the need for approval from the Board of Directors. If such transactions are extraordinary transactions (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or is likely to have a material impact on the company’s profitability, assets or liabilities), in addition to audit committee approval, the transaction also must be approved by our Board of Directors, and, in certain circumstances, also by the shareholders of the company at a general meeting. Under the Companies Law, an extraordinary transaction between a public company and a person having control of the company or an extraordinary transaction between a public company and another person, in which a controlling member has a personal interest (including a private placement), must be approved by the audit committee, the Board of Directors and the shareholders, provided that either: (a) the majority of shares voted at the meeting, including at least a majority of the shares voted by shareholders who do not have a personal interest in the matter and who are participating in the voting, are voted in favor of such arrangement (abstentions shall not be included in the total of the votes) or (b) the total number of shares of the shareholders referred to in clause (a) voting against such arrangement does not exceed two percent of the aggregate voting rights of the company.

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

Recent Amendment to the Israeli Companies Law

In March 2011, the Israeli Parliament adopted Amendment No. 16 to the Israeli Companies Law, or Amendment No. 16. This amendment implements a comprehensive reform in corporate governance. Most of the provisions of this amendment will become effective 60 days after its official publication in the Israeli Official Gazette. A summary of the principal changes introduced by Amendment No. 16 is set forth below:

•
A higher shareholder approval threshold was adopted to permit a chief executive officer to also serve as chairman of the board and vice versa, and a prohibition was adopted on the chairman's ability to serve the company in any capacity other than as the chief executive officer;

•
The majority of the members of the audit committee is now required to be "independent" (as such term is defined under the Israeli Companies Law); the chairman of the audit committee is required to be an external director, and the following are disqualified from serving as members of the audit committee: the chairman, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of its income from the controlling shareholder;

•
The functions to be performed by the audit committee were expanded to include, inter alia, the following: determination whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures, to assess the scope of work and compensation of the company's independent accountant, to assess the company's internal audit system and the performance of its internal auditor and to set whistle blower procedures (including in respect of the protections afforded to whistle blowers);

•
The threshold to elect external directors was increased, such that the election of external directors now requires a majority vote at a shareholders’ meeting, provided that either: at least a majority (previously, one-third) of the shares of non-controlling shareholders cast at the meeting vote in favor of the election of the external director, or the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed 2% (previously, 1%) of the voting rights in the company;

•
The independence requirements of external directors were enhanced such that an individual may not be appointed as an external director in a company that does not have a controlling shareholder, in the event that he has affiliation, at the time of his appointment, to the chairman, chief executive officer, a 5% shareholder or the chief financial officer; in addition, an individual may not be appointed as an external director if his relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with which the external director himself may not be affiliated;

•
External directors may be re-elected for an additional term by means of one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint external directors for their initial term (which was the only available way to re-elect external directors prior to the adoption of Amendment No. 16), or (ii) a shareholder holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relations with the controlling shareholders in favor of the nominee constitute more than 2% of the voting rights in the company;

•	The terms of employment of an officer now require the approval of the audit committee as well as the board of directors;

•
The threshold to approve extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest was increased, such that: (i) at least a majority (previously one-third) of the votes cast by shareholders who have no personal interest in the transaction and who vote on the matter are voted in favor of the transaction, or (ii) the votes cast by shareholders who have no personal interest in the transaction voted against the transaction do not represent more than 2% (previously 1%) of the voting rights in the company; in addition, any such extraordinary transaction whose term is more than three years, require approval as described above every three years, unless (with respect to transactions not involving management fees) the audit committee approves that a longer term is reasonable under the circumstances.

•
With respect to full tender offers (tender offers for the acquisition of all outstanding shares in a company, the time-frame for a shareholder to a request appraisal rights with respect to the tender offer was extended from three to six months following the consummation of a the tender, but it is now permitted for the acquirer to elect that any shareholder tendering his shares will not be entitled to appraisal rights.

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

Indemnification

The Companies Law and our Articles of Association provide that Partner may indemnify an officer or director of Partner to the fullest extent permitted by the law. Without derogating from the foregoing, and subject to the limitations set forth in the Israeli Securities Law (see "Item 4B Business Overview-Regulation-Regulatory Developments-Securities Administrative Enforcement"), our Articles of Association specifically provide that Partner may indemnify an officer or director of Partner for liability or expense he incurs or that is imposed upon him as a result of an action or inaction by him (or together with other officers or directors of Partner) in his capacity as an officer or director of Partner as follows:

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

The Companies Law combined with our Articles of Association also permits us to indemnify an officer or director after the fact for all kinds of events, subject to applicable law.

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

Release

The Companies Law and our Articles of Association authorize the Company, subject to the required approvals, to release our directors and officers, in advance, from such persons' liability, entirely or partially, for damage in consequence of the breach of the duty of care toward us. Notwithstanding the foregoing, we may not release such person from such person's liability, resulting from any of the following events: (i) the breach of duty of loyalty towards us; (ii) the breach of duty of care made intentionally or recklessly ("pzizut") except for negligence; (iii) an intentional act intended to unlawfully yield a personal profit; (iv) a criminal or administrative fine or a penalty imposed upon such person; and (v) the breach of duty of care in distribution ("haluka").

6D. Employees

At December 31, 2010, we had 6,068 employees on full time equivalent basis, compared with 5,673 employees at December 31, 2009, and 4,671 at December 31, 2008. The number of employees at year-end 2008, 2009, and 2010, according to their activity, was as follows:

	December 31
	2008	2009	2010

Customer service	2,902	3,750	4,041
Engineering	306	322	302
Sales and sales support	569	517	586
Information technology	165	249	277
Marketing and Content	127	135	140
Finance	114	119	132
Human resources	124	125	130
Remaining operations	364	456	460
TOTAL	4,671	5,673	6,068

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

6E. Share Ownership

As of January 31, 2011, to the best of the Company’s knowledge our directors and senior management's holdings do not exceed 1% of our outstanding ordinary shares. Directors and senior management do not have different voting rights than other shareholders of the Company.

As of February 28, 2011, our senior management held, in the aggregate, options to purchase up to 4,766,000 of our ordinary shares, of which 1,666,250 options were vested and exercisable as of that date. No individual senior manager holds options to purchase 1% or more of our outstanding ordinary shares. No options have been granted to our directors.

The table below sets forth the number of outstanding options held by our senior management according to exercise price and expiration date, as of February 28, 2011:

Option exercise price (NIS)	Number of options held	Option expiration Date

64.16	266,666	September 2014
64.16	266,667	September 2015
30.11	21,250	September 2016
64.16	266,667	September 2016
53.44	68,750	June 2017
61.53	12,500	February 2018
48.83	1,860,000	March 2019
60.12	1,718,500	July 2020
75.16	158,750	December 2020
71.34	126,250	February 2021

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

On March 26, 2008, the 2004 Plan was amended by the Board of Directors to include the following material amendments: to increase the total number of our shares reserved for issuance upon exercise of all options granted under the 2004 lan by 8,142,000 shares; to introduce the acceleration of option vesting and exercisability in the event of a change of control or voluntary winding up; and to allow, upon compliance with certain conditions, the “cashless” exercise of vested options, according to which, upon exercise by the option holder of a given number of options, but without payment of the exercise price, the option holder would receive from the Company only the number of shares whose aggregate market value equals the economic gain which the option holder would have realized by selling all the shares purchased at their market price, net of the option exercise price. The exercise price of the options is based on the fair market value of the Company’s shares at the time of grant. The fair market value of an ordinary share on any date will be equal to the average of the closing sale price of ordinary shares during the preceding 30 trading days; as such closing sale price is published by the Tel-Aviv Stock Exchange.

On February 23, 2009, the 2004 Plan, was further amended by the Board of Directors (the “Plan Amendments”) to include the following two material amendments: (i) with respect to options granted on or after February 23, 2009, the date of approval of the Plan Amendments by the Board of Directors (the “Board Approval”),a dividend-adjustment mechanism, reducing the exercise price of such options following each dividend distribution in the ordinary course in an amount in excess of 40% (forty percent) or of another percent resolved by the Board of Directors, of the Company’s net income for the relevant period (“the Excess Dividend”) by an amount equal to the gross amount of the Excess Dividend per Ordinary Share. (ii) with respect to all options granted under the 2004 Plan, a dividend adjustment mechanism reducing the exercise price of such options following each dividend distribution other than in the ordinary course, by an amount which the Board of Directors considers as reflecting the impact such distribution will have or will likely to have on the trading price of the Ordinary Shares, and provisions authorizing the Board of Directors to allow option holders who were granted options before February 23, 2009 and to oblige option holders who were granted options on or after February 23, 2009 to exercise their vested options during a fixed period, through a cashless exercise procedure. The Plan Amendments were approved by our shareholders.

On February23,2009, the Board of Directors adopted a cashless exercise procedure according to which, option holders who were granted options on or after February 23, 2009 would be allowed to exercise their options only through a cashless exercise procedure and those granted options before February 23, 2009 would be able to choose between the cashless exercise procedure and the regular option exercise procedure.

On December 27, 2009, following a resolution for capital reduction in the amount of NIS 1.4 billion, the Board of Directors approved, in accordance with the terms of the 2004 Plan, a reduction to the exercise price in an amount equivalent to 50% of the capital reduction per share. The exercise price was reduced on the capital reduction record date March 7, 2010 and was applied to options which were granted before this record date.

In March 2010, the Board of Directors approved the grant of 1,100,000 share options to certain senior officers of the Company; In July 2010, the allocations of these options were amended by the Board of Directors to those senior officers under the same terms and conditions except for the exercise price. The fair value difference before and after the amendment is approximately NIS 3 million that will be recognized as additional compensation.

In July 2010, the Board of Directors approved the grant of 1,134,700 share options, of which 1,123,500 were granted to senior officers and managers.

In October 2010, the Board of Directors approved the grant of 800,000 share options to a company that provides management services to the Company by the Chief Executive Officer of the Company.

In December 2010, the Board of Directors approved the grant of 287,000 share options to a senior officer and managers of the Company.

In February 2011, the Board of Directors approved the grant of 126,250 share options to a senior officer of the Company.

Through December 31, 2010, 14,623,000 options have been granted to Company's employees pursuant to the 2004 Plan, of which 5,240,331 options have been exercised, 2,560,519 options were forfeited and 4,625 options expired (options forfeited and expired are available for subsequent grants), and 6,817,525 outstanding.

As of December 31, 2010, 1,859,144  options authorized under the 2004 Plan remain ungranted. The ordinary shares derived from the exercise of the options confer the same rights as the other ordinary shares of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of January 31, 2011, with respect to each person whom we believe to be the beneficial owner of 5% or more of our ordinary shares. Except where otherwise indicated, we believe, based on information furnished to us by the principal shareholders, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares. None of our major shareholders has any different voting rights than any other shareholder. See “Item 10B. Memorandum and Articles of Association – Rights Attached to Shares”.

Name	Shares beneficially owned	Issued Shares (1) %	Issued and Outstanding Shares (1) %

Scailex Corporation Ltd, together with Suny Electronics Ltd (2)	71,498,719	44.76	46.05

Treasury shares (3)	4,467,990	2.80	–

Public (4)	83,760,577	52.44	53.95

Total	159,727,286	100.00	100.00

(1)
As shown above and used throughout this annual report, the term “Issued and Outstanding Shares” does not include any treasury shares held by the Company. Treasury shares, which are included in “Issued Shares”, have no voting, dividend or other rights under the Israeli Companies Law, as long as they are held by the Company.

(2)
Scailex, an Israeli corporation listed on the Tel Aviv Stock Exchange, held on January 31, 2011, 44.65% of our Issued and Outstanding shares and voting rights. Scailex is a majority owned subsidiary of Suny, an Israeli corporation listed on the Tel Aviv Stock Exchange which is indirectly controlled by Mr. Ilan Ben-Dov. Suny has acquired 1.40% of our Issued and Outstanding shares and total voting rights. As a result of his indirect control of Scailex and Suny, Mr. Ilan Ben-Dov indirectly controlled 46.05% of our Issued and Outstanding shares and total voting rights as of January 31, 2011.  See “Item 3D. Risk Factors – 46.05% of our shares and voting rights are indirectly controlled by a single shareholder”.

(3)	Treasury shares do not have a right to dividends or to vote.

(4)
The shares under "Public" include 5,015,457 shares held by Israeli entities from among our founding shareholders and their approved substitutes. These shares, together with 2,173,126 shares held by Suny and 869,129 shares held by Scailex, which are included in the table above, constitute 5.04% of our issued shares (approximately 5.19% of the Issued and Outstanding Shares). Under the terms of our mobile telephone license, Israeli entities from among our founding shareholders and their approved substitutes must hold at least 5% of our issued and outstanding share capital and of each of our means of control. “Israeli entities” are defined as individuals who are citizens and residents of Israel and entities formed in Israel and controlled, directly or indirectly, by individuals who are citizens and residents of Israel, provided that indirect control is only through entities formed in Israel, unless otherwise approved by the Israeli Prime Minister or Minister of Communications.

The shares under "Public" also include 7,677,037 shares held by Leumi Partners Ltd. which constitute 4.81% of the Issued Shares (approximately 4.95% the Issued and Outstanding Shares).

As of January 31, 2011, to the best of the Company’s knowledge, our directors and senior management's holdings do not exceed 1% of our outstanding ordinary shares; their holdings have been included under “Public” in the table above. For information regarding options held by our senior management to purchase ordinary shares, see “Item 6E. Share Ownership”.

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

Principal Shareholder

On October 28, 2009, Advent Investments Pte Ltd., a wholly-owned subsidiary of Hutchison Telecom, sold its entire controlling interest in the Company to Scailex, an Israeli corporation listed on the Tel Aviv Stock Exchange.  Scailex is a majority owned subsidiary of Suny, which is also an Israeli corporation listed on the Tel Aviv Stock Exchange and is indirectly controlled by Mr. Ilan Ben-Dov.  As of January 31, 2011, our controlling shareholder, Mr. Ilan Ben-Dov, held indirectly 46.05% of our Issued and Outstanding shares and total voting rights as a result of his indirect control of Scailex and Suny.

As our largest shareholder, Scailex, who is also one of our main handset suppliers (see “Item 7B. Related Party Transactions – Transactions with Affiliates”, has the ability to influence our business through its ability to virtually control all actions that require majority approval by the shareholders and through its representatives on our board of directors. Scailex is not obligated, however, to provide us with financial support or to exercise its rights as a shareholder in our best interests or in the best interests of our minority shareholders and noteholders, and it may engage in activities that conflict with such interests. If the interests of Scailex conflict with the interests of our other shareholders and noteholders, those shareholders and noteholders could be disadvantaged by the actions that this shareholder chooses to pursue. In addition, Scailex may cause our business to pursue strategic objectives that may conflict with the interests of our other shareholders and noteholders.  See “Item 3D. Risk Factors – 46.05% of our shares and voting rights are indirectly controlled by a single shareholder”.

See also “Item 7B. Related Party Transactions – Relationship Agreement” below for a description of the Restatement of the Relationship Agreement among Scailex and the founding Israeli shareholders.

Agreement between Scailex and Bank Leumi Ltd

On August 23, 2009, Scailex announced that, in the context of its  acquisition of the entire controlling interest in the Company, Scailex had entered into an agreement on August 21, 2009 (the “Leumi Sales Agreement"), with Bank Leumi Ltd ("Bank Leumi"), according to which Bank Leumi, or a company on its behalf, would purchase from Scailex 7,677,037 shares of the Company, representing 4.99% of the Company’s Issued and Outstanding shares. The shares to be sold to Bank Leumi would be part of the 78,940,104 shares of the Company subject to Scailex’s share purchase agreement signed with Advent on August 12, 2009, and announced by Scailex on August 13, 2009.  Scailex announced the closing of the Leumi Sales Agreement on October 28, 2009.

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

Other

On January 31, 2011, 17,984,585 ADSs (equivalent to 17,984,585 ordinary shares) or approximately 11.58% of our total Issued and Outstanding ordinary shares, were held of record by 57 registered holders in the United States. Additionally, on January 31, 2011, there were approximately 34 holders of record of our ordinary shares. Of these holders, none had a registered address in the United States, although certain accounts of record with registered addresses other than in the United States may hold our ordinary shares, in whole or in part, beneficially for United States persons. We are aware that many ADSs and ordinary shares are held of record by brokers and other nominees and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs and ordinary shares, or the number of ADSs and ordinary shares beneficially held by such persons.

7B. Related Party Transactions

Agreements between Partner and Leumi Partners Underwriters Ltd.

Leumi Partners Underwriters Ltd. (“Leumi Partners”), a fully owned subsidiary of Leumi Partners Ltd., acted as a pricing underwriter and/or distributor, in connection with the following Company offerings:

•
Leumi Partners acted as a pricing underwriter and distributor, in connection with a private offering to institutional investors in Israel following which on November 29, 2009, the Company issued NIS 448 million in principal amount. Pursuant to the underwriting agreement, the Company paid Leumi Partners a  sum of NIS 380,000 representing a commission at the rate of 28.27% from the total commission paid by Partner at the rate of 0.25% of the total immediate consideration for the offering plus an additional performance based commission at a rate of 0.05% of the total immediate consideration for the offering which the Company elected to pay at its sole discretion;

•
Leumi Partners acted as distributor in connection with a public offering following which on April 15, 2010, the Company  issued NIS 1 billion of Series C, Series D and Series E Notes. Pursuant to the underwriting agreement, the Company paid Leumi Partners  a  sum of NIS 900,000 representing a commission at the rate of 30% from the total commission paid by Partner at the rate of 0.25% of the total immediate consideration for the Public Offering plus an additional performance based commission at a rate of 0.05% of the total immediate consideration for the Public Offering which the Company elected to pay at its sole discretion;

•
Leumi Partners acted as distributor in connection with a private offering to institutional investors in Israel following which on February 24, 2011, the Company issued NIS 443 million of Notes Series C for a gross consideration of NIS 463 million. Pursuant to the underwriting agreement, the Company paid Leumi Partners a sum of NIS 694,000 representing a commission of 0.15% of the total immediate consideration for this offering.

Relationship Agreement

Our founding Israeli shareholders are parties to a Relationship Agreement with Scailex in relation to its direct holdings of our shares and the rights associated with such holdings. See Exhibit 4.(a).1.1 incorporated by reference in this annual report.

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

Transactions with Affiliates

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

On December 27, 2009, our Audit Committee and  Board of Directors approved the existing perennial agreement with Scailex, our principal shareholder as of October 28, 2009.  The agreement was approved by our shareholders on April 28, 2010. Under the agreement, we will purchase, from time to time, cellular handsets, accessories and spare parts which are manufactured by Samsung Electronics Ltd. and imported into Israel by Scailex. See "Item 10C. Material Contracts".

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

ITEM 8. FINANCIAL INFORMATION

8A. Consolidated Financial Statements and Other Financial Information

Audited financial statements for the three fiscal years ended December 31, 2010, are included under “Item 18. Financial Statements.”

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

See “Item 3D. Risk Factors” for a description of the main litigations and proceedings in which we are currently or have been involved. See also Note 18 to our consolidated financial statements and, for a description of the principal 012 Smile litigations and proceedings of which we are currently aware, Note 26 to our consolidated financial statements

During 2010, four criminal proceedings were brought against us concerning the erection of network sites without building permits. As of December 31, 2010, 11 criminal proceedings were pending against us concerning the erection of network sites without building permits, one of which was pending against our officers and directors. We are currently negotiating with the relevant local authorities to reach a settlement regarding the relocation of affected sites or obtaining building permits for those sites. The total amount of fines paid in 2010 was approximately NIS 242,000. Settlements of previous criminal proceedings brought against us resulted in Partner, but not its officers or directors, admitting guilt and paying a fine, and also resulted in the imposition of demolition orders for the relevant sites, the execution of which have been stayed for a period of time to allow us to obtain the necessary permits or to relocate the relevant network site.

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

On March 16, 2010 the Board of Directors approved a dividend policy for 2010 targeting at least an 80% payout ratio of annual net income for the year ending December 31, 2010.  For the year 2010, the Company distributed dividends and declared a final dividend on February 22, 2011 (with respect to the fourth quarter of 2010), which in the aggregate represent a payout ratio of approximately 98% of our annual net income for the year. On February 22, 2011, the Board of Directors approved a dividend policy for 2011, the same as with respect to the year 2010, targeting at least 80% payout ratio of annual net income for the year ending December 31, 2011. See “Item 3D. Risk Factors- We may not be able to fulfill our dividend policy in the future. If we implement our current dividend policy, we might reduce our future cash reserves, which may require us to borrow additional money.” for risks relating to future payments of dividends.

In addition, on February 22, 2010, the District Court approved the application submitted by the Company to approve a distribution in the total amount of NIS 1.4 billion (exceeding the surpluses for distribution) to the Company's shareholders ("the capital reduction"). Following the District Court's approval a total amount of approximately NIS 1.4 billion or NIS 9.04 per share was paid on March 18, 2010, to shareholders and ADS holders of record on March 7, 2010, which resulted in a reduction in shareholders' equity by an equal amount. See "Item 5A.Operating Results - Capital Reduction".

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

8B. Significant Changes

No significant change has occurred since the date of our financial statements, except as set forth under “Item 5D. Trend Information – Recent Developments”.

ITEM 9. THE OFFER AND LISTING

9A. Offer and Listing Details

Our capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange under the symbol “PTNR”. American Depositary Shares (“ADSs”), each representing one of the Company’s ordinary shares, are quoted on the NASDAQ Global Select Market under the symbol “PTNR”. Our ADSs were listed on the London Stock Exchange until March 12, 2008, when we discontinued the listing of our ADSs on that exchange. The ADSs are evidenced by American Depositary Receipts (“ADRs”) originally issued by JPMorgan Chase, as depositary under a Deposit Agreement, dated as of November 1, 1999, among the Company, JPMorgan Chase and registered holders from time to time of ADRs. ADSs were first issued in October 1999. Since March 2006, the Bank of New York has served as our depository for ADSs.

The tables below set forth, for the periods indicated, the reported high and low closing quotations, not adjusted for dividends, based on information supplied by the National Association of Securities Dealers, Inc., and information supplied by the Tel Aviv Stock Exchange.

	NASDAQ		Tel Aviv Stock Exchange
	($ per ADS)		(NIS per ordinary share)
	High	Low	High	Low

2006	12.52	7.20	51.92	33.85

2007	22.23	11.50	85.20	48.42

2008	24.62	15.15	85.48	58.40

2009	20.46	13.46	77.20	57.30

2010
First Quarter	24.13	20.17	94.29	74.00
Second Quarter	22.87	15.26	84.07	60.00
Third Quarter	18.38	15.17	67.50	59.00
Fourth Quarter	21.75	18.30	79.25	65.96

September 2010	18.38	16.70	67.50	63.57
October 2010	20.32	18.30	73.40	65.96
November 2010	20.96	20.01	76.76	71.39
December 2010	21.75	19.77	79.25	70.80
January 2010	20.62	19.00	74.00	70.45
February 2010	19.49	18.50	71.64	66.87
March 2010 (through March 16)	18.82	17.93	66.48	65.37

9B. Plan of Distribution

Not applicable.

9C. Markets

Our ADSs are quoted on the NASDAQ Global Select Market under the symbol “PTNR”. Our ordinary shares are traded on the Tel Aviv Stock Exchange under the symbol “PTNR”.

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

See also “Item 6C. Board Practices.”

Rights Attached to Shares

Our registered share capital consists of a single class of 235 million ordinary shares, par value NIS 0.01 per share, of which 159,717,166 ordinary shares were issued and outstanding as of December 31, 2010, and 159,727,286 shares were issued and outstanding as of January 31, 2011. All outstanding ordinary shares are validly issued and registered. The rights attached to our ordinary shares are described below.

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

Our License Prevails in case of an Inconsistency

If any article of our Articles of Association is found to be inconsistent with the terms of our mobile telephone license granted by the Ministry of Communications (see “Item 4B. Business Overview – Regulation - Our Mobile Telephone License”) or of any other telecommunications license we hold, the provisions of such Article shall be deemed null and void.

10C. Material Contracts

International long distance provider. In January 2007, we signed a two-year contract, which was extended for another year and then extended again in November 2009 until March 31, 2011, with the international long-distance provider Smile 012 (formerly “Golden Lines 12"), and since March 3, 2011, a wholly owned subsidiary of Partner), to carry all of our roaming related traffic. The agreement provides that Partner will route calls to its customers that are roaming abroad via Smile 012. In addition, Partner will route outgoing international calls from foreign roamers hosted on Partner’s network in Israel. Under the agreement, all international signaling traffic related to Partner’s roamers abroad and foreign roamers hosted on Partner’s network while visiting Israel will be also be routed through Smile 012. We expect that the costs related to these services provided by Smile 012 will be approximately US $30 million over a three-year period.

Replacement of third party 3G radio equipment.  In December 2007, we signed an agreement with LM Ericsson Israel Ltd. for the replacement of third party 3G radio equipment existing in our network and for additional investment in the 3G network in addition to the support and maintenance of our network. The Company allocated the purchase price of US$ 65 million to the above deliverables based on their relative fair values. Of this amount, US$ 6.6 million related to support and maintenance of the network.  During 2008, it was agreed to add equipment with a value of US$ 4 million to the above agreement. The purchase price is after deduction of commercial discounts, some of which are contingent upon future negotiations for further purchases of services that are probable. While the major part of the replacement took place during 2008, the process is expected to end no later than June 2011.

Land-line transmission services. In July 2008, we signed an agreement with Bezeq for the provision of land-line transmission services. The agreement replaces an earlier transmission agreement from 2003, and applies retroactively for five years beginning December 2007. We may extend the term of the agreement by up to two one-year periods. The agreement includes both a basic package for a fixed number of lines, and additional transmission services which we may purchase from time to time in our discretion. We expect that the costs related to the services provided by Bezeq will be approximately NIS 60 million annually.

i-Phone Agreement. In June 2009, we entered into a non-exclusive agreement with Apple Sales International for the purchase and resale of iPhone handsets in Israel. Pursuant to the agreement, we agreed to purchase a minimum quantity of iPhone handsets per year, for a period of three years. These purchases will represent a significant portion of our expected handset purchases and sales over that period.

Lease Agreement. On December 27, 2009, the Company’s Audit Committee and Board of Directors approved an extension of the Company’s headquarters lease agreement with Mivnei Ta'asiya Ltd ("Mivnei Ta'asiya").  Mr. Ilan Ben Dov, who is the controlling shareholder of  Scailex, our principal shareholder, is also the controlling shareholder of Tau Tshuot Ltd ("Tau"), which holds 4.9% of the issued share capital of Mivnei Ta'asiya.  See "Item 7B. Related Party Transactions-Transactions with Affilates- Agreements with affiliates of Scailex".

Samsung Product Agreement. On April 28, 2010, the shareholders of the Company approved and ratified a perennial agreement with Scailex , our principal shareholder as of October 28, 2009 (the “Samsung Products Agreement”), to purchase, from time to time, cellular handsets, accessories and spare parts manufactured by Samsung Electronics Ltd. that are imported to and marketed in Israel by Scailex (the “Products”).  The Samsung Products Agreement also provides for repair services of such Products and additional commercial arrangements between Scailex and the Company regarding  annual purchase volumes of the Products and annual gross profit-margin of Scailex from transactions with the Company as described below.

        The total volume of the transactions between Scailex and Partner under the Samsung Products Agreement shall not exceed NIS 200 million annually and the Company and Scailex may increase the scope of the annual purchases by an additional amount of up to NIS 20 million (instead of by NIS 50 million), subject however to the approval of the Audit Committee and the Board of Directors of each of the companies as detailed in the Samsung Products Agreement. The term of the Samsung Products Agreement shall be for a period of two years commencing on October 28, 2009, the date Scailex became our principal shareholder.

Pursuant to the terms of the Samsung Products Agreement, the prices of the Samsung Products shall be determined by negotiations between Scailex and the Company; however, Scailex’s total and accumulative annual gross profit margin from transactions with Partner regarding each group of products  (purchase of handsets, accessories or spare parts) ("Annual Gross Profit Margin") shall not exceed Scailex's average gross profit margin from the same group of products with any entity in which Scailex is not an interested party therein, during the same calendar year (the "Average Gross Profit Margin"). If Scailex's auditor confirms that the Annual Gross Profit Margin of any group of products, exceeds Scailex's Average Gross Profit Margin, from the same group of Products with any entity in which Scailex is not an interested party therein, by more than 10% of the Average Gross Profit Margin, Scailex shall credit the difference to us.

In March 2011, our Audit Committee and Board of Directors approved an amendment to the Samsung Products Agreement according to which: (a) the total volume of the transactions between Scailex and Partner during each calendar year shall not exceed NIS 550 million (excluding VAT) and (b) if an auditor agreed upon by both parties should confirm that the Annual Gross Profit Margin of any group of products exceeds Scailex's Average Gross Profit Margin, from the same group of Products with any entity in which Scailex is not an interested party therein, Scailex shall credit the difference to us.

The term of the Samsung Products Agreement is for a period of three years ending on December 31, 2013. The amendment to the Samsung Products Agreement is subject to the approval of the General Meeting of Shareholders of the Company.

Registration Rights Agreement. We have entered into a registration rights agreement with Scailex, our principal shareholder, in which we granted our principal shareholder the right to require us to register ordinary shares held by them under the US Securities Act. See "Item 7B. Related Party Transactions-Transactions with Affilates- Agreements with affiliates of Scailex".

Network upgrade and deployment of fourth generation network. On October 25, 2010, we entered into an agreement with LM Ericsson Israel Ltd. for the upgrade of our existing networks and the deployment of our fourth generation network in Israel.  See “Item 5A. Results of Operations - Agreement for the Upgrade of Our Existing Networks and the Deployment of Fourth Generation Network in Israel”.

10D. Exchange Controls

There are no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us and our wholly-owned subsidiaries, Partner Future Communications 2000 Ltd., Partner Land-Line Communications Solutions (of which Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner) and 012 Smile, except or otherwise as set forth under “Item 10E. Additional Information – Taxation.”

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

Israeli Tax Reforms

On July 24, 2002, the Israeli Parliament enacted income tax reform legislation, commonly referred to as the “2003 Tax Reform”. The 2003 Tax Reform has introduced fundamental and comprehensive changes into Israeli tax laws. Most of the legislative changes took effect on January 1, 2003. The 2003 Tax Reform has introduced a transition from a primarily territorial-based tax system to a personal-based system of taxation with respect to Israeli residents. The 2003 Tax Reform has also resulted in significant amendment of the international taxation provisions, and new provisions concerning the taxation of capital markets including the abolishment of currently “exempt investment routes” (e.g., capital gains generated by Israeli individuals from the sale of securities traded on the Tel-Aviv Stock Exchange). Under the 2003 Tax Reform legislation the Shares are no longer regarded and defined as “foreign traded securities” and thus certain associated Israeli tax aspects will accordingly be subject to change as discussed below.

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

General Corporate Tax Structure

The corporate tax rate applicable in 2010 was 25%. This rate was reduced to 24% in 2011 and is scheduled to be gradually reduced to 18% in 2016 and beyond.

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

The Israeli Income Tax Ordinance and regulations promulgated there under allow Foreign-Invested Companies, to adjust their tax returns based on exchange rate fluctuations of the shekel against the US Dollar. For these purposes, a Foreign-Invested Company is a company in which more than 25% of the share capital in terms of rights to distributions, voting and appointment of directors, and of the combined share capital, including shareholder loans and capital notes, is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the US Dollar exchange rate cannot change that election for a period of three years following the election. Although we may qualify as a Foreign-Invested Company, we have not elected this taxable income measurement alternative.

Tax on Capital Gains of Shareholders

•
General. Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of our Shares by some of our shareholders (see discussion below). The Israeli Income Tax Ordinance distinguishes between “Real Gain” and “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the CPI between the date of purchase and the date of sale. In 2010, the Real Gain accrued at the sale of an asset that is purchased on or after January 1, 2003 is taxed at a 25% rate for corporations, (24% in 2011) and 20% rate for individuals. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale (i.e. if such shareholder holds directly or indirectly, including along with others, at least 10% of any means of control in the company), the tax rate will be 25%. However, the foregoing tax rates will not apply to (i) dealers in securities; and (ii) shareholders who have acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Inflationary surplus that accrued after December 31, 1993, is exempt from tax.

Real Gains derived from the disposal after January 1, 2003 of an asset purchased prior to this date will be subject to capital gains tax at a blended rate. The regular corporate tax rate of 25% (in 2009 and a marginal tax rate of up to 45%) in 2010 (this rate is scheduled to be gradually reduced to 39% in 2016 and beyond)  for individuals will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at a 25% rate for corporations (24% in 2011) and 20% for individuals (25% for an individual who was a “Significant Shareholder” at any time during the 12-month period preceding such sale).

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

Corporations

Shareholder corporation will be generally subject to tax at the corporate rate on the realized capital gain of  25% in 2010  (24% in 2011 and is scheduled to be gradually reduced to 18% in 2016 and beyond). Although not clear from doubt it can generally be assumed that with respect to shares purchased after January 1, 2006, and realized during 2010, the shareholder will be subject to tax at the corporate tax rate of 25% on realized real capital gains.

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

Under Israeli law, the capital gain from the sale of shares by non-Israeli residents is tax exempt in Israel as long as our shares are listed on the Nasdaq Global Market or any other stock exchange recognized by the Israeli Ministry of Finance (this condition shall not apply to shares purchased on or after January 1, 2009)  and provided that certain other conditions are met,  the most relevant of which are: (A) the capital gain is not attributed to the foreign resident’s permanent establishment in Israel, (B) the shares were acquired by the foreign resident after the company’s shares had been listed for trading on the foreign exchange, and (C) if the seller is a corporation, less than 25% of its means of control are held by Israeli residents.

Different taxation rules may apply to shareholders who purchased their shares prior to the listing on the Tel Aviv Stock Exchange. They should consult with their tax advisors for the precise treatment upon sale.

•	Taxation of Investors Engaged in a Business of Trading Securities. Individual and corporate dealers in securities in Israel are taxed at tax rates applicable to business income.

•
Withholding at Source from Capital Gains from Traded Securities. Israeli stockbrokers and any financial institution through which the sold securities are held, are obliged, subject to some exemptions, to withhold tax on the amount of consideration paid with respect to such sale (or on the capital gain realized on the sale, if known) at the rate of 25% for corporations and 20% for individuals.

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

The US Treaty exempts from taxation in Israel any capital gains realized on the sale, exchange or other disposition of Shares (including ADSs) provided the following cumulative conditions are met (a) the seller is a resident of the United States for purposes of the US Treaty, and (b) the seller owns directly or indirectly, less than 10% of our voting stock at all times during the 12-month period preceding such sale, exchange or other disposition (c) the seller, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (d) the capital gain from the sale was not generated through a permanent establishment of the seller in Israel.

Subject to the exemptions from capital gains prescribed in the Israeli Income Tax Ordinance, (as described above), purchasers of Shares (including ADSs), who are residents of the United States and who hold 10% or more of the outstanding ordinary shares at any time during such 12-month period will be subject to Israeli capital gains tax. However, under the US Treaty, residents of the United States (as defined in the US Treaty) generally would be permitted to claim a credit for this tax against US federal income tax imposed on the sale, exchange or other disposition, subject to the limitations in US laws applicable to the utilization of foreign tax credits generally.

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

The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential Israeli tax effects of holding of our shares. We recommend that shareholders consult their tax advisors concerning the Israeli and non-Israeli tax consequences to them of holding our shares.

United States Federal Income Tax Considerations

The following discussion is a summary of certain material US federal income tax considerations applicable to a US holder (as defined below) regarding the acquisition, ownership and disposition of ordinary shares or ADSs. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed US Treasury regulations, administrative pronouncements, rulings and judicial decisions in effect as of the date of this Annual Report. All of these authorities are subject to change, possibly with retroactive effect, and to change or changes in interpretation. In addition, this summary does not discuss all aspects of US federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under US federal income tax law, including US expatriates, insurance companies, banks, regulated investment companies, securities broker-dealers, financial institutions, tax-exempt organizations, persons holding ordinary shares or ADSs as part of a straddle, hedging or conversion transaction, persons subject to the foreign tax credit splitting events rules, persons subject to the alternative minimum tax, persons who acquired their ordinary shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, persons having a functional currency other than the US dollar, persons owning (directly, indirectly or by attribution) 10% or more of our outstanding share capital or voting stock, and persons not holding the ordinary shares or ADSs as capital assets.

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

Any dividends paid by us to a US holder on the ordinary shares or ADSs will be treated as foreign source income and will generally be categorized as “passive income”  for US foreign tax credit purposes. Subject to the limitations in the Code, as modified by the US Treaty, a US holder may elect to claim a foreign tax credit against its US federal income tax liability for Israeli income tax withheld from dividends received in respect of ordinary shares or ADSs. US holders who do not elect to claim the foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which the US holder elects to do so with respect to all foreign income taxes. A deduction does not reduce US tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits. The rules relating to the determination of the foreign tax credit are complex. Accordingly, if you are a US holder of ordinary shares or ADSs, you should consult your own tax advisor to determine whether and to what extent you would be entitled to the credit.

Certain US holders (including individuals) are eligible for reduced rates of US federal income tax (at a maximum rate of 15%) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2013. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet certain minimum holding period requirements and the non-US corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the US Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares and ADSs, should constitute qualified dividend income for US federal income tax purposes. We anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US holders. In computing foreign tax credit limitations, non-corporate US Holders may take into account only a portion of a qualified dividend to reflect the reduced US tax rate applicable to such dividend. Each individual US holder of ordinary shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

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

Passive Foreign Investment Company Rules

A non-US corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), and gains on the disposition of certain minority interests) or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2010. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares, ADSs and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences. These consequences may include having the gains that are realized on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges with respect to certain dividends and gains and on the sale or other disposition of the ordinary shares or ADSs. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above).

Application of the PFIC rules is complex. US holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership of our ordinary shares or ADSs.

Information Reporting and Backup Withholding

Dividend payments with respect to ordinary shares or ADSs and proceeds from the sale, exchange or other disposition of ordinary shares or ADSs may be subject to information reporting to the Internal Revenue Service (the “IRS”) and possible US backup withholding at a current rate of 28% . Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries.

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

We have liabilities in shekels linked to the CPI and in foreign currencies. The following table provides information derived from the financial statements about these liabilities as of December 31, 2010.

Non-Derivative Instruments

	Fair Value (NIS equivalent in millions, except percentages)	Book Value (NIS equivalent in millions, except percentages)

NIS-denominated debt linked to the CPI (1)

Long-term fixed Notes payable series A due 2012	986	956
Weighted average interest rate payable	4.25%	4.25%
Long-term fixed Notes payable series B due 2016	484	458
Weighted average interest rate payable	3.4%	3.4%
Long-term fixed Notes payable series C due 2018	209	204
Weighted average interest rate payable	3.35%	3.35%
Long-term bank borrowing bearing fixed interest	490	502
Weighted average interest rate payable	2.75%	2.75%
Finance lease (2)	3	3
Weighted average interest rate payable	4.6%	4.6

NIS-denominated debt not linked to the CPI
Long-term fixed Notes payable series D due 2021	393	396
Weighted average interest rate payable	3.53%	3.53%
Long-term fixed Notes payable series E due 2017	405	397
Weighted average interest rate payable	5.5%	5.5%
Long-term bank borrowing bearing variable interest (2)	300	300
Weighted average interest rate payable	2.8%	2.8%
Long-term bank borrowing bearing fixed interest	524	500
Weighted average interest rate payable	5.75%	5.75%

Payables-trade (2)	588	588
Weighted average interest rate payable
Debt denominated in foreign currencies (mainly USD) (2)

Payables-trade	183	183
Weighted average interest rate payable

Total	4,565	4,487

(1)	Amounts due for payment of principal and interest are adjusted according to the CPI. See “Item 5B. Liquidity and Capital Resources”.

(2)	Book value approximates fair value at December 31, 2010.

Foreign Exchange and Inflation

Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, through December 31, 2010, approximately 25% of our operating expenses were linked to non-shekel currencies, mainly the US dollar. These expenses related mainly to the acquisition of handsets where the price paid by us is based on various foreign currencies, mainly the US dollar. In addition, a substantial majority of our capital expenditures are incurred in, or linked to, non-shekel currencies, mainly US dollars. See note 6 to our consolidated financial statements for description of the market risks.

Our hedging strategy is to neutralize and mitigate our currency exposures by entering into hedging transactions which convert into shekels the liabilities not denominated in shekels. We do not hold or issue derivative financial instruments for trading purposes.

Our Notes payable are currently in shekels and are linked to the CPI. We may not be permitted to raise our tariffs pursuant to our license in a manner that would fully compensate for any increase in the CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue. In 2010, the CPI effective as of December 31, 2010, increased 2.3%, compared to the CPI effective as of December 31, 2009, causing NIS 54 million in our financial expenses, net, compared to an increase of 3.8% in 2009, which caused NIS 88 million in financial expenses, net. See Note 22 to our consolidated financial statements. These expenses were partially offset by hedging contracts (see below).

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

The following table provides information derived from the financial statements about our outstanding foreign exchange instruments. The notional amount does not necessarily represent amounts exchanged by the parties and, therefore, is not a direct measure of our exposure. See also Note 6 to our consolidated financial statements.

Derivative Instruments

	As of December 31, 2010	As of December 31, 2009	Fair Value at December 31, 2010
	(NIS equivalent in millions)

Forward transactions - for the exchange of: Dollars into NIS	334	113	(3)
Forward transactions-for the exchange of Euros into NIS	-
Embedded derivatives - Dollars into NIS	144	163	3
Forward transactions - for changes in the Israeli CPI	80	430	3

Sensitivity analysis

A change of the CPI as at December 31, 2010 and 2009 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels in millions
December 31, 2009
Increase in the CPI of	2.0%	(41)	(41)
Decrease in the CPI of	(2.0)%	41	41

December 31, 2010
Increase in the CPI of	2.0%	(40)	(40)
Decrease in the CPI of	(2.0)%	40	40

A change of the USD exchange rate as at December 31, 2010 and 2009 would have increased (decreased) equity and profit by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels in millions
December 31, 2009
Increase in the USD of	5.0%	(12)	(12)
Decrease in the USD of	(5.0)%	10	10

December 31, 2010
Increase in the USD of	5.0%	1	1
Decrease in the USD of	(5.0)%	(1)	(1)

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010. Disclosure controls and procedures means controls and other procedures designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures in place as of December 31, 2010 were effective.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010.

Our internal control over financial reporting as of December 31, 2010, has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited., as stated in their report which is included under Item 18.

(c) Attestation report of the registered public accounting firm. The attestation report of Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, regarding the Company’s internal control over financial reporting is included under Item 18.

(d) Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Dr. Michael Anghel, Barry Ben-Zeev, Erez Gissin and Dr. Shlomo Nass are “audit committee financial experts” as defined in Item 16A of Form 20-F.  All the members of the Audit Committee are “independent directors” as defined in the SEC requirements applicable to us.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to our directors, officers and employees. We undertake to provide to any person without charge, upon request, a copy of our code of ethics, which you may request from Partner’s legal department, tel.: +972-54-4814191.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, independent certified public accountants in Israel and a member of Pricewaterhouse Coopers International Limited (“PwC”), have served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2010, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by PwC to Partner in 2009 and 2010.

	2010 (NIS thousands)	2009 (NIS thousands)

Audit Fees (1)	2,680	2,904
Audit-related Fees (2)	1,122	766
Tax Fees (3)	398	330
TOTAL	4,200	4,000

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

Exhibit No.	Description

>>>>1.1	Articles of Association last updated and approved on October 22, 2009
**1.2	Partner’s Certificate of Incorporation
**1.3	Partner’s Memorandum of Association
**2.(a).1	Form of Share Certificate
^^2.(a).2	Amended and Restated Deposit Agreement Between Partner and the Bank of New York
^2.(b).1	Form of Indenture between Partner and the Trust Company of Union Bank Ltd.
>>>>2.(b).2 >>>>2.(b).3	Trust Deed Amendment no. 1 to the Trust Deed of November 26, 2009
^4.(a).1	Restatement of the Relationship Agreement dated April 20, 2005
>>>>4.(a).1.1	Letter of Undertaking by which Scailex entered into the Restated Relationship Agreement with the Company, October 28, 2009
**4.(a).2
License from the Israeli Ministry of Communications issued April 8, 1998, as amended by the amendments filed with the SEC as exhibits to our Annual Reports on Form 20-F for each of the years ended December 31, 2000, through December 31, 2009 (the "Amended License").

**4.(a).4	License Agreement for use of the Orange Brand in Israel dated September 14, 1998
**4.(a).5	Brand Support/Technology Transfer Agreement dated July 18, 1999
**4.(a).6	Agreement with Ericsson Radio Systems AB dated May 28, 1998
#++4.(a).7	Agreement with LM Ericsson Israel Ltd. dated November 25, 2002
**4.(a).9	Lease Agreement with Mivnei Taasia dated July 2, 1998
^^^4.(a).13	Asset Purchase Agreement with Med-1 dated as of January 22, 2006
4.(a).14	Amendment No. 54 to our License from the Israeli Ministry of Communications
4.(a).15	Amendment No. 55 to our License from the Israeli Ministry of Communications
4.(a).16	Amendment No. 56 to our License from the Israeli Ministry of Communications
4.(a).17	Amendment No. 57 to our License from the Israeli Ministry of Communications
4.(a).18-57	[Reserved]
>4.(a).58	Special License from the Israeli Ministry of Communications for the Provision of Fixed-Line Domestic Transmission and Data Communications Services issued August 14, 2006.
>4.(a).59	Amendment No. 1 to Special License for the Provision of Fixed-Line Domestic Transmission and Data Communications Services issued September 10, 2006.
>4.(a).60
Exclusive General License from the Israeli Ministry of Communication for the Provision of Domestic Fixed Line Telecommunications Services issued January, 15 2007 as amended by the amendments filed with the SEC as exhibits to our Annual Reports on Form 20-F for each of the years ended December 31, 2006, through December 31, 2009 (the "Amended Domestic Fixed Line License").

#+++4.(a).65	Purchase Agreement with Nortel Networks Israel (Sales and Marketing) Ltd. dated November 12, 2003.
#>>4.(a).67	Swap Agreement with LM Ericsson Israel Ltd. dated December 20, 2007
#4.(a).68 #4.(a).69>>>> #4.(a).70 #4.(a).71	[reserved] Facility Agreement dated November 24, 2009 [reserved] [reserved]
4.(a) 72	012 Smile Share Purchase Agreement
4.(a) 73	English translation of the original Hebrew language 012 Smile Credit Facility, dated January 31, 2010
#>>>>4.(b).1 >>>>4.(b).2	Addendum to Lease Agreements from November 1, 2002 and Lease Agreements in Beit Ofek Registration Rights Agreement with Scailex
6.	See Note 2v to our consolidated financial statements for information explaining how earnings (loss) per share information was calculated.
>>8.	List of Subsidiaries (see “Item 4C – Organizational Structure”).

12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**	Incorporated by reference to our registration statement on Form F-1 (No. 333-10992).
***	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2000.
+	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2001.
++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002.
+++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003.
^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004.
^^	Incorporated by reference to our registration statement on Form F-6 (No. 333-132680).
^^^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005.
>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2006.
>> >>>
Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2007.
Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2008.

>>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2009.
#	Confidential treatment requested.

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

Voice Over Broadband (“VoB”)	A competitive Voice Telephony service, provided over broadband IP infrastructure (e.g. cables, ADSL), mainly by ISPs.

Voice Over Broadband over cellular (“VoC”)	A service enabling cellular subscribers to make voice calls using voice over IP technology. The subscriber must have a WiFi or a cellular broadband connection in order to use this service.
VOD	Video on demand.
WAP	Wireless Application Protocol, a language specifically developed for cellular telephones that facilitates internet usage.
WLAN	Wireless local area network.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Partner Communications Company Ltd.

By: /s/ Yacov Gelbard
Yacov Gelbard
Chief Executive Officer

March 21, 2011

By: /s/ Emanuel Avner
Emanuel Avner
Chief Financial Officer

March 21, 2011

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2010 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2010 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in millions.

Report of Independent Registered Public Accounting Firm

To the Shareholders of

PARTNER COMMUNICATIONS COMPANY LTD.

We have completed integrated audits of Partner Communications Company Ltd.’s ("the Company" or "Partner") consolidated financial statements and of its internal control over financial reporting as of December 31, 2010, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our integrated audits, are presented below.

Consolidated financial statements

We have audited the consolidated statement of financial position of Partner as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our integrated audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Partner as of December 31, 2010 and 2009, and the results of its operations, changes in equity and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over its financial reporting as of December 31, 2010, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Tel-Aviv, Israel	Kesselman & Kesselman
March 17, 2011	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

 Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003
Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2a)
		December 31,
		2009	2010	2010
	Note	In millions
CURRENT ASSETS
Cash and cash equivalents		329	321	90
Trade receivables	7	1,275	1,331	375
Other receivables and prepaid expenses	8	31	71	20
Inventories	9	158	101	28
Derivative financial instruments	6	14	6	2
		1,807	1,830	515

NON CURRENT ASSETS
Trade Receivables	7	474	632	178
Advance payment in respect of the acquisition of 012 smile	26		30	8
Property and equipment	10	2,064	2,058	580
Licenses and other intangible assets	11	1,260	1,077	304
Deferred income tax asset	23	14
Derivative financial instruments	6	4
		3,816	3,797	1,070

TOTAL ASSETS		5,623	5,627	1,585

The financial statements were authorized for issue by the board of directors on March 17, 2011.

Yacov Gelbard	Emanuel Avner	Barry Ben-Zeev (Woolfson)
Chief Executive Officer	Chief Financial Officer	Director

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2a)
		December 31,
		2009	2010	2010
	Note	In millions
CURRENT LIABILITIES
Current maturities of notes payable and other liabilities and current borrowings	14,15, 16	752	628	177
Trade payables		777	771	217
Parent group - trade	24	34	72	20
Other payables	12	238	264	74
Deferred revenue		56	51	15
Provisions	13	34	26	7
Derivative financial instruments	6	4	3	1
Income tax liability		20	11	3
		1,915	1,826	514

NON CURRENT LIABILITIES
Notes payable	15	1,379	1,836	517
Bank borrowings	14	300	1,252	353
Liability for employee rights upon retirement, net	17	38	54	15
Dismantling and restoring sites obligation	13	23	23	6
Other non current liabilities	16	6	8	2
Deferred income tax liability	23		2	1
		1,746	3,175	894

TOTAL LIABILITIES		3,661	5,001	1,408

EQUITY	19
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2009, and 2010 - 235,000,000 shares; issued and outstanding -
December 31, 2009 – *154,440,136 shares
December 31, 2010 – *155,249,176 shares		2	2	1
Capital surplus		2,483	1,099	311
Accumulated deficit		(172)	(124)	(36)
Treasury shares, at cost - December 31, 2009 and 2010 - 4,467,990 shares		(351)	(351)	(99)
TOTAL EQUITY		1,962	626	177
TOTAL LIABILITIES AND EQUITY		5,623	5,627	1,585

  * Net of treasury shares

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF INCOME

					Convenience
					translation
					Into U.S. Dollars
		New Israeli Shekels			(note 2a)
		Year ended December 31
		2008	2009	2010	2010
	Note	In millions (except earnings per share)
Revenues	5	6,302	6,079	6,674	1,880
Cost of revenues	5, 20	3,868	3,770	4,093	1,153
Gross profit		2,434	2,309	2,581	727

Selling and marketing expenses	20	388	387	479	135
General and administrative expenses	20	284	290	306	86
Other income - net	21	64	69	64	18
Operating profit		1,826	1,701	1,860	524
Finance income	22	30	28	28	8
Finance expenses	22	214	204	209	59
Finance costs, net	22	184	176	181	51
Profit before income tax		1,642	1,525	1,679	473
Income tax expenses	23	444	384	436	123
Profit for the year		1,198	1,141	1,243	350

Earnings per share
Basic		7.71	7.42	8.03	2.26
Diluted	25	7.65	7.37	7.95	2.24

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2a)
		Year ended December 31
		2008	2009	2010	2010
	Note	In millions
Profit for the year		1,198	1,141	1,243	350
Other comprehensive income (losses)
Actuarial gains (losses) on defined benefit plan	17	(18)	16	(8)	(2)
Income taxes relating to actuarial gains (losses) on defined benefit plan	23	5	(4)	2	*
Other comprehensive income (losses) for the year, net of income taxes		(13)	12	(6)	(2)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		1,185	1,153	1,237	348

* Representing an amount less than NIS 1 million.
The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Share capital
		Number of		Capital	Accumulated	Treasury
		shares	Amount	surplus	deficit	shares	Total
	Note		I n m i l l i o n s
New Israeli Shekels:
BALANCE AT JANUARY 1, 2008		157,320,770	2	2,429	(616)	-	1,815

CHANGES DURING THE YEAR ENDED DECEMBER 31,2008
Total comprehensive income for the year					1,185		1,185
Exercise of options granted to employees		566,614	*	17			17
Employee share-based compensation expenses					8		8
Dividend	19				(942)		(942)
Treasury Shares, at cost		(4,467,990)				(351)	(351)
BALANCE AT DECEMBER 31, 2008		153,419,394	2	2,446	(365)	(351)	1,732

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2009
Total comprehensive income for the year					1,153		1,153
Exercise of options granted to employees		1,020,742	*	37			37
Employee share-based compensation expenses					22		22
Dividend	19				(982)		(982)
BALANCE AT DECEMBER 31, 2009		154,440,136	2	2,483	(172)	(351)	1,962

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2010
Total comprehensive income for the year					1,237		1,237
Exercise of options granted to employees		809,040	*	16			16
Employee share-based compensation expenses					23		23
Capital reduction (see note 19(d))				(1,400)			(1,400)
Dividend	19				(1,212)		(1,212)
BALANCE AT DECEMBER 31, 2010		155,249,176	2	1,099	(124)	(351)	626

Convenience translation into u..s. dollars (note 2a):
BALANCE AT JANUARY 1, 2010		154,440,136	1	700	(48)	(99)	554
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2010
Total comprehensive income for the year					348		348
Exercise of options granted to employees	19	809,040	*	5			5
Employee share-based compensation expenses					6		6
Capital reduction (see note 19(d))				(394)			(394)
Dividend					(342)		(342)
BALANCE AT DECEMBER 31, 2010		155,249,176	1	311	(36)	(99)	177

* Representing an amount less than 1 million.

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2a)
		Year ended December 31
		2008	2009	2010	2010
	Note	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)		2,335	2,092	2,384	672
Income tax paid	23	(420)	(339)	(426)	(120)
Net cash provided by operating activities		1,915	1,753	1,958	552
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	10	(488)	(526)	(361)	(102)
Increase in intangible assets	11	(31)	(231)	(105)	(30)
Advance payment in respect of the acquisition of 012 smile				(30)	(9)
Interest received	22	4	1	5	1
Proceeds from derivative financial instruments, net	6	1	24	5	1
Net cash used in investing activities		(514)	(732)	(486)	(139)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees		17	37	16	5
Non-current bank borrowings received	14		300	1,000	282
Proceeds from issuance of notes payable, net of issuance costs	15		446	990	279
Dividend paid	19	(930)	(986)	(1,209)	(341)
Capital reduction (see note 19(d))		(7)		(1,400)	(394)
Repayment of finance lease	16	(351)	(7)	(3)	(1)
Interest paid	22	(92)	(89)	(118)	(33)
Current borrowings received (repaid), net	14	20	(20)
Repayment of non-current bank borrowings	14	(22)
Repayment of notes payable	15		(557)	(756)	(213)
Net cash used in financing activities		(1,365)	(876)	(1,480)	(416)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		36	145	(8)	(3)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		148	184	329	93
CASH AND CASH EQUIVALENTS AT END OF YEAR		184	329	321	90

The accompanying notes are an integral part of the financial statements.

(Concluded) - 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplemental information

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2a)
		Year ended December 31,
		2008	2009	2010	2010
	Note	In millions

Cash generated from operations:
Profit for the year		1,198	1,141	1,243	350

Adjustments for:
Depreciation and amortization	10, 11	463	577	669	188
Impairment of intangible assets				16	5
Employee share based compensation expenses	19	9	22	23	6
Liability for employee rights upon retirement, net	17	5	1	8	2
Finance costs, net	22	101	84	53	15
Gain (loss) from change in fair value of derivative financial instruments	6	(13)	(18)	6	2
Interest paid	22	92	89	118	33
Interest received	22	(4)	(1)	(5)	(1)
Deferred income taxes	23	8	63	18	5
Income tax paid	23	420	339	426	120
Capital loss from property and equipment	10	1	3	3	1
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	7	47	(229)	(214)	(60)
Other		17	2	(40)	(11)
Increase (decrease) in accounts payable and accruals:
Parent group - trade	24	1	(17)	38	11
Trade		10	43	(40)	(11)
Other payables	12	(17)	6	27	7
Provisions	13		34	(8)	(2)
Deferred revenue		(5)	8	(5)	(1)
Current income tax liability	23	(6)	(22)	(9)	(3)
Decrease (increase) in inventories	9	8	(33)	57	16
Cash generated from operations:		2,335	2,092	2,384	672

Supplementary information

At December 31, 2008, 2009 and 2010, trade payables include NIS 220 million, NIS 179 million and NIS 220 million, respectively, in respect of acquisition of software and property and equipment.

At December 31, 2008, 2009 and 2010 tax withholding related to dividend of approximately NIS 18 million, NIS 14 million and NIS 17 million, respectively is outstanding, see also note 19(c).

These balances are recognized in the cash flow statements upon payment.

As to dismantling and restoring sites obligation see note 13.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -      GENERAL

a.
Partner Communications Company Ltd. ("the Company", "Partner") is a leading Israeli provider of telecommunications services under the orange™ brand. The address of the Company's Principal Executive Offices is 8 Amal Street, Afeq Industrial Park, Rosh-Ha'ayin 48103, Israel.

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange ("TASE") under the symbol "PTNR". American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, are quoted on the NASDAQ Global Select Market™,  under the symbol "PTNR". See also note 19 (a).

The ultimate holding company is Suny Electronics Ltd, since it is the parent company of Scailex Corporation Ltd, which is the Company's parent company as of October 28, 2009 ("Scailex", "Parent group"). Prior to that date the Company’s parent company was Hutchison Telecommunications International Limited ("Hutchison Telecom") through Advent Investments Pte Ltd.

b.
The Company through its subsidiaries and partnership provides telecommunications services in the following segments (see also note 5): (a) cellular communication services: airtime and content; and (b) fixed-line communication services, that include: (1) Internet services provider ("ISP") that provides access to the internet as well as home WiFi networks, value added services ("VAS") such as anti-virus and anti-spam filtering; (2) Transmission services; (3) voice over broadband ("VOB") and Primary Rate Interface ("PRI") fixed-line telephone services. The Company sells related equipment for the cellular segment and for the fixed-line segment: mainly handsets, phones, domestic routers, and related equipment.

Content services include mainly voice mail, text and multimedia messaging, as well as downloadable wireless data applications, including ring tones, music, games, and other informational content. Generally, these enhanced features and data application generate additional service revenues through monthly subscription fees of increased usage utilization of the features and applications. Other optional services, such as equipment extended warranty plans are also provided for a monthly fee and are either sold separately or included in packages rate plans.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -      GENERAL (continued)

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

The license authorizes the Company to provide mobile telephone services within the State of Israel as well as offer roaming services outside the State of Israel. In May 2000, the Company was also granted a license from the Israeli Civil Administration, to provide mobile services to the Israeli populated areas in the West Bank. The license is effective until April 7, 2013. The Company believes that it will be able to receive an extension to this license upon request.

In March 2001, the Company received a special license granted by the Ministry of Communications, allowing the Company through its own facilities to provide internet access to land-line network customers. The license was renewed in April 2008 and is valid until April 2013. The Company began supplying commercial ISP services in January 2009. The ISP equipment is also used for providing other services such as Voice Over Broadband.

In January, 2007, the Ministry of Communications granted Partner Fixed Communication Solutions Limited Partnership, which is fully owned by the Company, a license for the provision of domestic land-line telecommunications services. The license expires in 20 years but may be extended by the Ministry of Communications for successive periods of 10 years provided that the licensee has complied with the terms of the license and has acted consistently for the enhancement of telecom services. The Company deposited a bank guarantee in the amount of NIS 10 million with the Ministry of Communications upon receiving the license which shall be used to secure the Company's obligations under the License. The license was amended in 2007 to grant the Company the right to offer Voice Over Broadband ("VoB") services using the infrastructure of Bezeq The Israel Telecommunication corp. ltd and HOT- Telecommunication Systems ltd (leading fixed communication infrastructure services providers in Israel) to access customers and to provide them with land-line telephony service. The License was further amended in 2007 to incorporate the provision of transmission and data communications services that were previously provided for under a transmission license that was granted in July 2006.

In March 2009, the Company was also granted a domestic land-line license to provide land-line services to the Israeli populated areas in the West Bank. The license is effective until March 2019.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

D.	Main recent regulatory developments

(1)	Reduction of interconnect tariffs to be paid to cellular operators

In September 2010 the MOC published its decision regarding interconnect tariffs, which will be as follows:

•
The maximum interconnect tariff payable by a telecommunications operator to a cellular operator for the completion of a call in its cellular network will be reduced from the current tariff of NIS 0.251 per minute to NIS 0.0687 per minute effective January 1, 2011; to NIS 0.0634 per minute effective January 1, 2012; to 0.0591 per minute effective January 1, 2013; and to NIS 0.0555 per minute effective January 1, 2014.

•
The maximum interconnect tariff payable by a telecommunications operator to a cellular operator for sending an SMS message to its cellular network will be reduced from the current tariff of NIS 0.0285 to NIS 0.0016 effective January 1, 2011; to NIS 0.0015 effective January 1, 2012; to NIS 0.0014 effective January 1, 2013; and to NIS 0.0013 effective January 1, 2014.

The tariffs do not include VAT and will be updated annually on January 1 of each year starting January 1, 2011 as follows: the tariffs will be linked to the CPI, using the average annual CPI for the year 2009 (as defined by the Israeli Central Bureau of Statistics) as the basic CPI. The tariffs will be adjusted in accordance with the royalty rate paid by cellular operators as set in the relevant regulations.

The direct adverse effect of the reduction on the Company's net income, without taking into consideration any mitigating steps and the possible indirect adverse affects, is expected to be material.

On November 14, 2010, the Company filed a petition with the Supreme Court of Justice claiming that the Ministry of Communications 's decision to reduce interconnect tariffs is mistaken and unlawful and a hearing was set for June 2011. The Company has petitioned the Court to rescind the Ministry's decision and regulations or alternatively to amend them in such a manner so that the interconnect tariff chargeable by the Company shall not be less than the actual cost. The Company cannot predict the ultimate outcome of the petition.

(2)	Consumer license amendments

After conducting a hearing process, in December 2010, the Ministry of Communications amended the conditions of the licenses of all the cellular telecommunication companies in Israel effective March 12, 2011 to include 16 consumer amendments that will apply to both private as well as business subscribers. The amendment includes among others, a requirement to include a summary of the main terms of the commitment agreement on the front page of the agreement, a prohibition to charge subscribers for services that they did not expressly sign up for and provision of information in the monthly bill of business subscribers regarding the commitment period and exit fees that will need to be paid if they terminate the agreement.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -      GENERAL (continued)

d.	Main recent regulatory developments (continued)

As part of an amendment to the Telecommunications Law, effective February 2011, subscribers with commitment agreements for no more than 100 telephone lines that terminate a commitment agreement during the commitment period, may not be charged a penalty that exceeds 8% of the subscribers' average monthly bill for operator's services, until the termination, multiplied by the balance of the remaining number of months in the commitment period. In addition, such subscribers may not be denied benefits to which they would have been entitled had they not terminated the commitment agreement.  For commitment agreements signed prior to February 1, 2011, these new provisions will apply to customers with no more than 50 telephone lines. In addition, the cellular operators will be prohibited from demanding immediate full payment of the remaining installments for the handsets upon the customers' breach of the commitment period, and the subscriber s will be allowed to continue to pay out the installments in accordance with the dates and amounts they would have paid had they not terminated the agreement. The Company expects that these restrictions on subscriber exit fees are expected to increase the churn rate of post-paid subscribers.

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the financial statements

The consolidated financial statements of the Company as of December 31, 2010 ("the financial statements") have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The principle accounting policies set out below have been consistently applied to all periods presented unless otherwise stated.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (continued)

a.	Basis of preparation of the financial statements (continued)

Basis of measurement:

The financial statements have been prepared on the basis of historical cost convention except for the following assets and liabilities:

(a)	Derivative financial instruments are measured and presented at their fair values through profit or loss.

(b)	Property and equipment were revalued to the fair value on the transition date to IFRS, see note 2(f).

(c)	Liability for employee rights upon retirement, net, is valued based on the present value of the defined benefit obligation less fair value of the plan assets, see note 17.

(d)
Until December 31, 2003 the Israeli economy was considered hyperinflational according to IFRS, therefore the value of non-monetary assets, licenses and equity items have been adjusted for changes in the general purchasing power of the Israeli currency – NIS, based upon changes in the Israeli Consumer Price Index ("CPI") until December 31, 2003.

Convenience translation into U.S. Dollars (USD or $):

The NIS figures at December 31, 2010 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2010    (USD 1 = NIS 3.549). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

b.	Foreign currency translations

(1) Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the Company and its subsidiaries and partnership operate (the "functional currency"). The financial statements are measured and presented in New Israeli Shekels ("NIS"), which is the Company's and its subsidiaries' and partnership functional and presentation currency. The amounts presented at NIS millions are rounded to the nearest NIS million.

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

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (continued)

c.	Principles of consolidation

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Company.

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

e.	Inventories

Inventories of cellular and fixed telephones (handsets), related accessories, spare parts, ISP modems and related equipment are stated at the lower of cost or net realizable value. Cost is determined on the "first-in, first-out" basis. The Company determines its allowance for inventory obsolescence and slow moving inventory, based upon expected inventory turnover, inventory aging and current and future expectations with respect to product offerings.

f.	Property and equipment

The Company adopted an exemption provided in IFRS1, on January 1, 2008, the transition date to IFRS, allowing to measure the Company's property and equipment as of the transition date to IFRS at fair value, and to use this value as its deemed cost as of that date. The deemed cost was based upon an appraisal, performed by management with the assistance of independent appraisers. The appraisal was based on considering the different elements and components of the property and equipment, and assigning them the appropriate estimation of useful life and fair value. The fair value on January 1, 2008 of property and equipment was NIS 1,690 million.

Subsequent purchases of property and equipment are stated at cost, less accumulated depreciation, and accumulated impairment losses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Property and equipment (continued)

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

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

years
Communications network:
Physical layer and infrastructure	10 - 25 (mainly 15, 10)
Other Communication network	3 - 15 (mainly 5, 10, 15)

Computers, software and hardware for
information systems	3-10 (mainly 3-5)
Office furniture and equipment	7-10
Optic fibers and related assets	7-25 (mainly 20)

On October 25, 2010 the Company signed an agreement with LM Ericsson Israel Ltd. ("Ericsson") for the upgrade of its existing networks and the deployment of a fourth generation network in Israel (the "Agreement"). The Agreement includes the upgrade, replacement and the expansion of certain parts of the Company's existing cellular and fixed line networks and the maintenance of the networks, including enhancement of the Company's abilities with respect to the cellular and fixed line ISP services it provides. The commercial operation of the fourth generation network by the Company is subject to the allocation of the relevant frequencies by the Ministry of Communications.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE2 -       SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Property and equipment (continued)

The term of the Agreement is until December 31, 2014, whereas the replacement of the Company's switches and radio equipment is scheduled to be carried out by the end of the year 2012.

The total net amount, following all discounts and settlements, some of which are conditional, that the Company will be required to pay for the capital expenditure and maintenance services is approximately USD 100 million (NIS 355 million). Payment will be made in quarterly installments throughout the term of the Agreement. The Company allocates the net amount between capital expenditures and maintenance based on their relative fair values. The amount relating to support and maintenance is approximately USD 12 million (NIS 43 million). The transaction will result in accelerated depreciation of the replaced equipment, throughout the replacement period, whereas the main impact of the accelerated depreciation will occur during the years 2011 and 2012. The Company recorded a depreciation acceleration of NIS 16 million in the fourth quarter of 2010. As of December 31, 2010, the depreciated cost of fixed assets that the Company intends to replace is approximately NIS 114 million. The expected depreciation acceleration in 2011 is expected to be approximately NIS 70 million.

The assets' useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. Accordingly, the Company adjusted the useful lives of some assets. The effect of such adjustment on the statement of income for 2010 were immaterial. The expected effect on the statement of income for 2011 is an increase of approximately NIS 25 million, in cost of revenues.

Leasehold improvements are amortized by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful life (5-10 years) of the improvements, whichever is shorter.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see note 2(h)).

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

The amortization periods exclude any possible future extensions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Licenses and other intangible assets (continued)

2)	Customer relationships:

The customer relationships were acquired in a business combination. Customer relationships with carriers are amortized over the estimated useful life which is 7 years using the straight-line method. Customer relationships with business customers are amortized over the estimated useful life which is 5 years using the straight-line method.

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

Costs to acquire or retain postpaid mobile telecommunication subscribers, pursuant to a contract with early termination penalties are capitalised if (1) such costs are identifiable and controlled; (2) it is probable that future economic benefits will flow from the subscribers to the Company; and (3) such costs can be measured reliably. If costs do not meet the aforementioned criteria they are recognized immediately as expenses. The cost of the subsidized handset less the subscriber's payment towards the handset, and sales commissions, are included in the subscriber acquisition and retention costs. Capitalized subscriber acquisition and retention costs are amortized over their expected useful life which is not longer than their minimum enforceable period, which is generally a period of 18 months, using the straight-line method. In the event that a subscriber churns off the network or the arrangement is canceled within the period, any unamortized subscriber acquisition or retention costs are written off in the period in which the subscriber churns. The criteria for capitalization of SARC are met for transaction occurring after January 1, 2009. See note 2(h).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (continued)

h.	Impairment of non-financial assets

Assets that are subject to depreciation and amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped to at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The Company recorded in 2010 impairment of intangible asset: subscriber acquisition and retention costs in an amount of NIS 16 million, see note 11.

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

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for arrangements longer than 12 months after the end of the reporting period, which are classified as non-current assets. Loans and receivables are recognized initially at fair value and subsequently measured at amortized costs using the effective interest method, less any impairment loss. The Company's loans and receivables comprise "trade receivables" and "other receivables" and "cash and cash equivalents" in the statement of financial position. See also note (q) (3) below regarding revenue recognition from non-current credit arrangements.

Ordinary purchases and sales of financial assets are carried at the settlement date, the date on which the asset is delivered to or by the Company.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. The amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The asset's carrying amount of the asset is reduced and the amount of the loss is recognised in the consolidated income statement.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (continued)

i.	Financial instruments (continued)

3.	Financial liabilities and borrowings at amortized cost category:

Financial liabilities at amortized cost are non-derivative financial instruments with fixed or determinable payment. They are included in current liabilities, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current liabilities. Financial liabilities at amortized cost are recognized initially at fair value, net of transaction costs, and subsequently measured at amortized costs using the effective interest method. The Company's financial liabilities and borrowings at amortized cost category include notes payable, bank borrowings, credit facilities, and liability in respect of finance lease and accounts payables, in the statement of financial position.

j.	Cash and Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

k.	Trade Receivables

Trade receivables are recognized initially at fair value. Non-current receivables are subsequently measured at amortized cost using the effective interest method, less allowance for impairment (allowance for doubtful accounts). The allowance is established when there is objective evidence that the Company will not be able to collect amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, or delinquency or default in debtor payments are considered indicators that trade receivable is impaired. The amount of the allowance is determined as a percentage of specific debts doubtful of collection, and taking into consideration the likelihood of recoverability of accounts receivable based on the age of the balances, the Company's historical write-off experience net of recoveries, changes in the credit worthiness of the Company's customers, and collection trends. The trade receivables are periodically reviewed for impairment.

The Company factors most of its non-current trade receivables resulting from sales of handsets by credit cards. The factoring is executed through a clearing company, on a non-recourse basis. The factoring of accounts receivable is recorded by the Company as a sales transaction, and derecognized under the provisions of IAS 39 financial instruments: recognition, and measurement. The results of the factoring transaction are charged to financial income and expenses on the settlement date.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (continued)

l.	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Company's share capital acquired by the Company (treasury shares) are presented as a reduction of equity, at the consideration paid. Including any attributable incremental costs, net of tax. Treasury shares do not have a right to receive dividends or to vote.

m.	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. Trade payables are recognised initially at fair value, and subsequently measured at amortized cost.

n.	Employee benefits

(i)	Post employment benefits:

1.	Defined contribution plan

According to section 14 of the Israeli Severance Pay Law some of the Company's liability for some of the employee rights upon retirement is covered by regular contributions to various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds. These plans are defined contribution plans, since the Company pays fixed contributions into a separate and independent entity. The Company has no legal or constructive obligations to pay further contribution if the fund does not hold sufficient assets to pay all employees the benefit relating to employee service in the current or prior periods. The amounts funded as above are not reflected in the statement of financial position.

Obligations for contributions to defined contribution pension plans are recognized as an expense in statement of income when they are due.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Employee benefits (continued)

(i)	Post employment benefits (continued)

2.	Defined benefit plan

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

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows (after taking into account the expected rate of salary increases and other actuarial assumptions) using interest rates of Israeli Government bonds that are denominated in the currency in which the benefits will be paid (NIS) and that have terms to maturity approximating the terms of the related liability, since the Company's management is in the opinion that Israel does not have a deep market for high-quality corporate bonds.

Actuarial gains and losses resulting from changes in actuarial valuation and differences between past assumptions and actual results are charged or credited to equity in other comprehensive income in the period in which they arise. Interest costs in respect of the defined benefit plan obligation and the expected returns on the plan assets are charged or credited to finance costs - net.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Employee benefits (continued)

(i)	Post employment benefits (continued)

3.	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably legally or constructively committed either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

(ii)	Employment benefits

1.	Vacation and recreation benefits

The employees are legally entitled to vacation and recreation benefits, both computed on an annual basis. This entitlement is based on the term of employment. This obligation is treated as a short term benefit under IAS 19. The Company charges a liability and expense due to vacation and recreation pay, based on the benefits that have been accumulated for each employee, on undiscounted basis.

2.	Profit-sharing and bonus plans

The Company recognizes a liability and an expense for bonuses based on a formula that takes into consideration individual performance and the Company's overall performance.

The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

o.	Share based payment

The Company operates a number of equity-settled, share-based compensation plans, under which the Company receives services from employees as consideration for equity instruments of the Company. The fair value of the employee services received in exchange for the grant of the equity instruments is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted, at the grant date. The total amount expensed is recognized over the vesting period, which is the period over which all the specified vesting conditions are to be satisfied. At the end of each reporting period, the Company revises its estimates of the number of equity instruments that are expected to vest based on the vesting conditions, and recognizes the impact of the revision of original estimates, if any, in the statement of income, with corresponding adjustment to accumulated deficit.

The proceeds received net of any directly attributable transactions costs are credited to share capital and capital surplus when the equity instruments are exercised.

 PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (continued)

p.	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will require settling the obligation, and the amount has been reliable estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in a settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any item included in the same class of obligations may be small.

Provisions include the following:

(1)
In the ordinary course of business, the Company is involved in a number of lawsuits. The costs that may result from these lawsuits are only accrued for when it is probable that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings that may require a reassessment of this risk, and where applicable discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Company's assessment of risk is based both on the advice of legal counsel and on the Company's estimate of the probable settlements amount that are expected to be incurred, if any.

(2)
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

(3)	Provisions for handset warranties include obligations to customers in respect of handsets sold.

See also note 13.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (continued)

q.	Revenues

The Company's revenues are measured at fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of business. Revenue is presented net of Value-Added-Tax, returns, rebates and discounts, and intercompany revenues. The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Company and when specific criteria have been met for each of the Company's activities as described herein.

(1)	Revenues from services:

Revenues from services (see note 1(b)) are recognized when the services are rendered, and all other revenue recognition criteria are met, net of credits and service discounts.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (continued)

q.	Revenues (continued)

Some sales of handsets with accompanying services constitute a revenue arrangement with multiple deliverables. Accordingly, consideration received is allocated to each deliverable based on the relative fair value of the individual element. The revenue from sales of handsets is recognized as equipment revenues upon the delivery of the equipment to the subscriber, when all revenue recognition criteria are met.

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

r.	Leases

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (continued)

s.	Advertising expenses

Advertising expenses are charged to the statement of income as incurred. Advertising expenses for the years ended December 31, 2008, 2009 and 2010 totaled NIS 103 million, NIS 116 million and NIS 140 million, respectively.

t.	Tax expenses

The tax expense for the period comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted as of the end of the reporting period.  The Company recognized deferred tax, using the liability method, on temporary differences arising between the carrying amounts in the consolidated financial statements of assets and liabilities and their tax bases.

Deferred income tax is determined using the tax rates that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets are presented as non-current, see also note 23.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 –     SIGNIFICANT ACCOUNTING POLICIES (continued)

u.	Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Company's financial statements in the period in which the dividends are approved by the Company's board of directors, excluding distributions that are pending regulatory approval. See also note 19.

v.	Earning Per Share (EPS)

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

NOTE 3 -      RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following new standards, amendments to standards and interpretations are mandatory for the first time for the financial year beginning January 1, 2010:

* IFRS 3 (revised), Business combinations, and consequential amendments to IAS 27, Consolidated and separate financial statements, IAS 28, Investments in associates, and IAS 31, Interests in joint ventures, are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009.  The standard will be implemented when the arrangement in respect of the purchasing of 012 Smile will be consummated, as discussed in note 26.

* Amendment to IAS 7 Statement of Cash Flows, issued as part of the Improvements to IFRSs issued on April 2009. The amendment clarifies that only expenditures that result in a recognised asset in the statement of financial position are eligible for classification as investing activities. The application of the amendment had no material impact on the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 -       RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

The following new standards, amendments to standards and interpretations are mandatory for the first time for the financial year beginning January 1, 2010 (continued)

* Amendment to IAS 39 Financial Instruments: Recognition and Measurement, issued as part of the Improvements to IFRSs issued on April 2009. The new guidance provides that a call, put, or prepayment option embedded in a host debt contract or host insurance contract is closely related to the host contract if the exercise price of a prepayment option reimburses the lender for an amount up to the approximate present value of lost interest for the remaining term of the host contract. According to this guidance the Company has not accounted for embedded derivatives in 2010 separately from hosting non-current bank loans. This amendment had no material effect on 2008 and 2009 financial statements. See also note 14.

* IFRIC 9, Reassessment of embedded derivatives and IAS 39, Financial instruments: Recognition and measurement, effective 1 July 2009. This amendment to IFRIC 9 requires assessing whether an embedded derivative should be separated from a host contract when the Company reclassifies a hybrid financial asset out of the ‘fair value through profit or loss’ category. This assessment is to be made based on circumstances that existed on the later of the date the Company first became a party to the contract and the date of any contract amendments that significantly change the cash flows of the contract. If the Company is unable to make this assessment, the hybrid instrument must remains classified as at fair value through profit or loss in its entirety. This is not currently applicable to the Company.

The following are new standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2010.

* IFRS 9, Financial instruments, issued in November 2009. This standard is the first step in the process to replace IAS 39, Financial instruments: recognition and measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets and is likely to affect the Company’s accounting for its financial assets. The second part was published in October 2010, the IASB added to IFRS 9 requirements related to the classification and measurement of financial liabilities. Also in October 2010, the requirements in IAS 39 related to the derecognition of financial assets and financial liabilities were carried forward unchanged to IFRS 9.  The standard is not applicable until January 1, 2013 but is available for early adoption. The standard was not early adopted.

* In May 2010 the IASB issued Improvements to IFRSs that includes amendments to existing IFRSs, most of them are effective for annual periods beginning on or after January 2011. The standards were not early adopted.

* In October 2010, an amendment to IFRS 7 Financial instruments: Disclosures was published. The amendment broadens the disclosures requirement regarding financial assets that were transferred to other parties (hereinafter - the amendment to IFRS 7), and will be effective for reporting periods commencing on July 1, 2011 or beyond. An amendment to IFRS 9 Financial instruments (hereinafter - the amendment to IFRS 9) was also published and will be effective for reporting periods commencing on January 1,, 2013 or beyond.  The company chose not to early adopt the amendment to IFRS 7 and to IFRS 9.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –     CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldomly equal actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a. Critical accounting estimates and assumptions

Property and equipment:

The Company has substantial investments in tangible long-lived assets, primarily the Company's communications network. The assets are depreciated on a straight line basis over their estimated economic useful lives. This estimation of economic useful lives is based on assumptions of future changes in technology or changes in the Company's intended use of these assets. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. The Company allocates purchase price between property and equipment and maintenance costs where they are purchased in a single transaction based on their estimated relative fair values. See also note 2(f).

The Company also estimates the assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its estimated recoverable amount. The estimation of recoverable amount is based on the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped to at the lowest levels for which there are separately identifiable cash flows (cash-generating units). See also note 2(h).

Licenses:

See note 2(g) in respect of amortization of licenses costs.

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

Allowance for doubtful accounts:

See note 2(k) in respect of accounting for allowance for doubtful accounts.

Tax expenses:

The Company is subject to income taxes in the Israeli jurisdiction. Judgment is required in determining the provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. See also note 2(t).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –     CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

b. Critical judgments in applying the Company's accounting policies

Provisions for legal claims:

The Company exercises judgment in measuring and recognizing provisions and the exposure pending litigation or other outstanding claims including claims for class actions. Judgment is necessary in the assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of final settlement. Provisions are recorded for liabilities when a loss is considered probable and can be reasonably estimated. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provision. These judgements are subject to change as new information becomes available, primarily with the support of internal specialists, or with the support of outside consultants such as legal counsel.
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

Regarding determination whether the Company is acting as a principal or as an agent see note 2(q)(1).

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

	New Israeli Shekels
	Year ended December 31, 2010
	In millions
	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	5,555	107		5,662
Inter-segment revenue - Services	20	57	(77)
Segment revenue - Equipment	987	25		1,012
Total revenues	6,562	189	(77)	6,674

Segment cost of revenues – Services	3,174	133		3,307
Inter-segment cost of revenues- Services	57	20	(77)
Segment cost of revenues - Equipment	751	35		786
Cost of revenues	3,982	188	(77)	4,093
Gross profit (loss)	2,580	1		2,581

Operating expenses	760	25		785
Other income	64			64
Operating profit (loss)	1,884	(24)		1,860
Adjustments to presentation of EBITDA –depreciation and amortization	633	36		669
- Impairment of intangible assets	16			16
- Other (1)	25			25
EBITDA	2,558	12		2,570
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				(669)
- Impairment of intangible assets				(16)
- Finance costs, net				(181)
- other (1)				(25)
Profit before income tax				1,679

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 –      SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2009
	In millions
	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	5,369	55		5,424
Inter-segment revenue - Services	11	33	(44)
Segment revenue - Equipment	628	27		655
Total revenues	6,008	115	(44)	6,079
Segment cost of revenues – Services	3,091	115		3,206
Inter-segment cost of revenues- Services	33	11	(44)
Segment cost of revenues - Equipment	518	46		564
Cost of revenues	3,642	172	(44)	3,770
Gross profit (loss)	2,366	(57)		2,309
Operating expenses	626	51		677
Other income	69			69
Operating profit (loss)	1,809	(108)		1,701
Adjustments to presentation of EBITDA
– depreciation and amortization	552	25		577
– other (1)	26			26
EBITDA	2,387	(83)		2,304
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				(577)
- Finance costs, net				(176)
- Other (1)				(26)
Profit before income tax				1,525

In order to reflect a change in the approach of Management, the allocation of revenues and cost of revenues between services and equipment within the cellular segment was changed, effective from the fourth quarter of 2010. Total profit for the cellular and fixed line segments separately remains unchanged. The figures for 2009 and 2008 in the financial statements have not been reclassified. However, had the allocation been applied to 2009 and 2008, service revenues would have been higher by NIS 22 and 12 million, respectively, and equipment revenues would have been lower by the same amount. For the cost of revenues, had the allocation been applied to 2009 and 2008, the cost of service revenues would have been lower by NIS 46 and 45 million, respectively, and the cost of equipment sales revenues would have been higher by the same amount.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 –     SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2008
	In millions
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	5,521	25		5,546
Inter-segment revenue - Services	2	15	(17)
Segment revenue - Equipment	756	-		756
Total revenues	6,279	40	(17)	6,302
Segment cost of revenues – Services	2,969	56
Inter-segment cost of revenues- Services	15	2	(17)	3,025
Segment cost of revenues - Equipment	842	1		843
Cost of revenues	3,826	59	(17)	3,868
Gross profit (loss)	2,453	(19)		2,434
Operating expenses	656	16		672
Other income	64			64
Operating profit (loss)	1,861	(35)		1,826
Adjustments to presentation of EBITDA
–depreciation and amortization	445	18		463
–other (1)	9			9
EBITDA	2,315	(17)		2,298
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				(463)
- Finance costs, net				(184)
- Other (1)				(9)
Profit before tax				1,642

1	mainly employee share based compensation expenses.

EBITDA as reviewed by the CODM, represents earnings before interest (finance costs, net), taxes, depreciation and amortization, as a measure of operating profit. EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

EBITDA may not be indicative of the Company's historic operating results nor is it meant to be predictive of potential future results. See also note 14 (7).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT

a.	Financial risk factors

The Company is exposed to a variety of financial risks: credit, liquidity and market risks as part of its normal course of business. The Company's risk management objective is to monitor risks and minimize the possible influence that results from this exposure, according to its evaluations and expectations of the parameters that affect the risks. The Company uses freestanding derivative instruments in order to partially cover its exposure to foreign currency exchange rate and CPI fluctuations. The freestanding derivative instruments are used for economic risk management that does not qualify for hedge accounting under IAS 39. The Company does not hold or issue derivative financial instruments for trading purposes.

1. Risk Management

Risk management is carried out by the treasury department under policies and/or directions resolved and approved by the board of directors.

2. Market risk

The Company enters into foreign currency freestanding derivative transactions in order to protect itself against the risk that the eventual dollar cash flows resulting from the anticipated payments, mainly in respect of trade receivables denominated in foreign currencies, will be are affected by changes in foreign currencies exchange rates. In addition the Company enters into derivative transactions in order to protect itself against the change in the CPI in respect of the principal of the CPI-linked Notes payable and borrowings.

Fair value and interest rate risk
The interest rate risk is resulting from non current borrowings. The Company's notes payable and borrowings bearing fixed interest rates cause fair value risk. Since they are measured and presented in the statement of financial position at amortized cost, changes in the interest rate do not affect the financial statements nor cash flows in respect of the notes payable. The Company does not enter into interest risk hedging transactions.

Cash flow risk
The Company is exposed to fluctuations in the Israeli Consumer Price index (CPI), as non-current borrowings that are linked to the CPI. As part of its risk management policy the Company has entered into forward contracts that partially mitigate the exposure to changes in the CPI.

Furthermore, the Company's notes payable and non-current borrowings bearing variable interest rate cause cash flow risks. The Company does not enter into interest risk hedging transactions.

Foreign exchange risk
The Company's operating income and cash flows are exposed to currency risk, mainly due trade receivables denominated in foreign currencies. As part of its risk management policy the Company enters into forward exchange contracts to partially mitigate the exposure to fluctuations in foreign exchange rates (mainly USD).

Price risk
The Company is not exposed to price risk since it does not hold investments in securities.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued)

Linkage of monetary balances:

The Company's exposure to foreign currency risk and CPI was based on the following financial instruments:

	December 31, 2009			December 31, 2010
	In or linked to foreign currencies (mainly USD)	NIS linked to CPI	NIS unlinked	In or linked to foreign currencies (mainly USD)	NIS linked to CPI	NIS unlinked
	New Israeli Shekels In millions
Current assets
Cash and cash equivalents			329			321
Trade receivables			1,275			1,331
Other receivables			8		38	33
Derivative financial instruments (*)	3	11		3	3
Non- current assets
Trade receivables			474			632
Derivative financial instruments (*)		4
Total assets	3	15	2,086	3	41	2,317

Current liabilities
Current maturities of notes payable and of other liabilities and current borrowings		752			578	50
Trade payables	224		553	183		588
Other payables			238		1	263
Parent group - trade	19		15	43		29
Derivative financial instruments (*)	4			3
Non- current liabilities
Non-current borrowings			300		502	750
Notes payable		1,379			1,043	793
Other		2
Total liabilities	247	2,133	1,106	229	2,124	2,473

(*) relates to freestanding forward derivative financial instruments and embedded derivative financial instruments

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued)

Sensitivity analysis

A change of the CPI as at December 31, 2008, 2009 and 2010 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels In millions
December 31, 2008
Increase in the CPI of	2.0%	(27)	(27)
Decrease in the CPI of	(2.0%)	27	27

December 31, 2009
Increase in the CPI of	2.0%	(41)	(41)
Decrease in the CPI of	(2.0%)	41	41

December 31, 2010
Increase in the CPI of	2.0%	(40)	(40)
Decrease in the CPI of	(2.0%)	40	40

A change of the USD exchange rate as at December 31, 2008, 2009 and 2010 would have increased (decreased) equity and profit by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels In millions
December 31, 2008
Increase in the USD of	5.0%	(6)	(6)
Decrease in the USD of	(5.0%)	5	5

December 31, 2009
Increase in the USD of	5.0%	(12)	(12)
Decrease in the USD of	(5.0%)	10	10

December 31, 2010
Increase in the USD of	5.0%	1	1
Decrease in the USD of	(5.0%)	(1)	(1)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange
	rate of one	Israeli
	dollar	CPI*
At December 31:
2010	NIS 3.549	211.67 points
2009	NIS 3.775	206.19 points
2008	NIS 3.802	198.42 points
Increase (decrease) during the year:
2010	(6%)	2.7%
2009	(0.7%)	3.9%
2008	(1.1%)	3.8%

* Based on the index for the month ending on the end of each reporting period, on the basis of 1993 average = 100 points.

Details regarding the derivative financial instruments - foreign exchange and CPI risk management:

The notional amounts of derivatives as of December 31, 2008, 2009 and 2010 are as follows:

	New Israeli Shekels
	December 31
	2008	2009	2010
	In millions
Forward transactions for the
changes in the Israeli CPI	800	430	80
Forward transactions for the
exchange of dollars into NIS	380	113	334
Forward transactions for the
Exchange of Euros into NIS	32	-	-

Embedded derivatives - for the exchange NIS into dollars	310	163	144

See also note 6(4) regarding maturity dates of the derivative financial instruments.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued)

3. Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's trade receivables, and also from cash and cash equivalents, freestanding forward contrast, and other receivables. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Company conducts credit evaluations on receivables in certain types over a certain amount, and requires collaterals against them. Management monitors outstanding receivable balances and the financial statements include appropriate allowances for estimated irrecoverable amounts.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the reporting period was:

	New Israeli Shekels
	December 31
	2009	2010
	In millions
Cash and cash equivalents	329	321
Trade receivables including non-current amounts	1,749	1,963
Forward exchange contracts on CPI	15	3
Other receivables	8	12
	2,101	2,299

The cash and cash equivalents are held in leading Israeli commercial banks, rated by Standard & Poor's Maalot at between ilAA- stable to ilAA+ stable. The Forward contracts are signed with leading Israeli commercial banks, rated by Standard & Poor's Maalot at between ilAA stable to ilAA+ stable.

The trade receivables are significantly widespread, and include individuals and businesses, and therefore have no representing credit rating.

See also note 7 as to the assessment by aging of the trade receivables and related allowance for doubtful accounts.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued)

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

The following are the contractual maturities of financial liabilities, including estimated interest payments:

The amounts disclosed in the table are the contractual undiscounted cash flows.

December 31, 2010	1st year	2nd year	3rd year	4 to 5 years	More than 5 years	Total
	New Israeli Shekels In millions
Notes payable series A	600	389				989
Notes payable series B	16	16	131	250	119	532
Notes payable series C	7	7	7	14	220	255
Notes payable series D	15	15	15	29	455	529
Notes payable series E	22	22	102	191	173	510
Bank borrowings	101	99	395	166	822	1,583
Trade and Other payables	920					920
Parent group - trade	72					72
Other liabilities	3					3
Foreign currency forward contracts	3					3
	1,759	548	650	650	1,789	5,396

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued)

December 31, 2009	1st year	2nd year	3rd year	4 to 5 years	More than 5 years	Total
	New Israeli Shekels In millions
Notes payable series A	809	778	189			1,776
Notes payable series B	16	15	15	252	236	534
Non-current bank borrowings	7	6	6	307		326
Trade and other payables	914					914
Parent group - trade	34					34
Other liabilities	2	2				4
Foreign currency forward contracts	3					3
Embedded derivatives	1					1
	1,786	801	210	559	236	3,592

Trade and other payables includes December salary and employee bonus of NIS 137 million which had been omitted in the prior year.

See notes 14 and 15 in respect of bank borrowings and notes payable.

The following table shows expected cash flows of the freestanding forward contracts that were recognized as financial liabilities.

As at December 31, 2010	1st year	2nd year	Total
	New Israeli Shekels In millions
Foreign currency forward contracts: amounts to be received	*		*
Foreign currency forward contracts: amounts to be paid	(3)		(3)
	(3)		(3)

As at December 31, 2009	1st year	2nd year	Total
	New Israeli Shekels In millions
Foreign currency forward contracts: amounts to be received	75		75
Foreign currency forward contracts: amounts to be paid	(78)		(78)
CPI forward contracts to be settled net	(3)		(3)

* Representing an amount less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued)

b. Capital risk management

See note 14(7) regarding financial covenants in respect of credit facilities.

See note 19(c) regarding dividends policy.

c. Fair values of financial instruments

Effective January 1, 2009, the Company adopted the amendment to IFRS 7 for financial instruments that are measured in the statement of financial position at fair value, this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

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

The fair value of forward contracts and embedded derivatives are calculated by discounting estimated future cash flows based on the terms and maturity of each contract and using forward rates for a similar instrument at the measurement date (Level 2).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued)

c. Fair values of financial instruments (continued)

As detailed in note 2(i) the financial instruments are categorized as following:

* Fair Value Through Profit or Loss (FVTPL)
* Loans and Receivables (L&R)
* Amortized Cost (AC)

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

		December 31, 2009			December 31, 2010
	Category	Carrying amount	Fair value	Interest rate used (**)	Carrying amount	Fair value	Interest rate used (**)
		New Israeli Shekels In millions
Assets
Cash and cash equivalents	L&R	329	329		321	321
Trade receivables	L&R	1,749	1,754	4.25%	1,963	1,956	5.50%
Other receivables (*)	L&R	8	8		40	40
Derivative financial instruments	FVTPL Level 2	18	18		6	6
Liabilities
Notes payable series A	AC	1,681	1,765	Market quote	956	986	Market quote
Notes payable series B	AC	448	434	4.19%	458	484	Market quote
Notes payable series C	AC				205	209	Market quote
Notes payable series D	AC				396	393	Market quote
Notes payable series E	AC				397	405	Market quote
Trade payables and other (*)	AC	777	777		771	771
Bank borrowing bearing variable interest (*)	AC	300	300		300	300
Bank borrowings bearing fixed interest- unlinked	AC				500	524	5.29%
Bank borrowings bearing fixed interest - linked to the CPI	AC				502	490	3.16%
Parent group – trade (*)	AC	34	34		72	72
Finance lease obligation (*)	AC	4	4		3	3
Derivative financial instruments	FVTPL Level 2	4	4		3	3

(*)	The fair value of these current financial instrument does not differ significantly from its carrying amount, as the impact of discounting is not significant.
(**)	Weighted average of interest rate used to calculate the fair value based on discounted cash flows.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TRADE RECEIVABLES

(a)	Composition:

	New Israeli Shekels
	December 31
	2009	2010
	In millions
Trade (current and non-current)	2,056	2,294
Deferred interest income	(58)	(75)
Allowance for doubtful accounts	(249)	(256)
	1,749	1,963
Current	1,275	1,331
Non – current	474	632

Non-current trade receivables bear no interest. These balances are in respect of equipment sold in installments (18-36 monthly payments). The current amount is computed on the basis of the interest rate relevant at the date of the transaction (2010 – 4.75% - 5.5%) (2009 – 4% - 5.25%).

During 2009 and 2010 the Company factored most of its non-current trade receivables resulting from sales of handsets through credit cards. The factoring was executed through a clearing company, on a non-recourse basis. The factoring of accounts receivable was recorded by the Company as a sale transaction under the provisions of IAS 39. During the year ended December 31, 2009 and 2010, the Company factored NIS 124 million and NIS 145 million of trade receivables with credit cards. The resulting costs were charged to "finance expenses" in the statement of income, as incurred.

(b)	Allowance for doubtful accounts:

The changes in the allowance for the years ended December 31, 2008, 2009 and 2010 are as follows:

	New Israeli Shekels
	Year ended
	2008	2009	2010
	In millions
Balance at beginning of year	163	250	249
Receivables written-off during the year as uncollectible	(4)	(72)	(43)
Change during the year	91	71	50
Balance at end of year	250	249	256

Doubtful accounts expenses are recorded in the statement of income under General and Administrative expenses.

See note 6(a)(3) regarding trade receivables credit risk.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TRADE RECEIVABLES (continued)

(b) Allowance for doubtful accounts (continued)

The aging of gross trade receivables and their respective allowance for doubtful accounts as of, December 31, 2009 and 2010 is as follows:

	Gross	Allowance	Gross	Allowance
	New Israeli Shekels In millions
	December 31
	2009		2010
Not past due	1,734	57	1,950	58
Past due less than one year	104	33	110	37
Past due more than one year	218	159	234	161
	2,056	249	2,294	256

Trade receivables that are not past due are rated by the Company as risk class 1, and trade receivables that are past due are rated by the Company as risk class 2.

With respect to the trade receivables that are neither impaired nor past due (2010 - NIS 273 million, 2009 - NIS 228 million), there are no indications as of the end of the reporting period that the debtors will not meet their payment obligations.

NOTE  8 – OTHER RECEIVABLES AND PREPAID EXPENSES

	New Israeli Shekels
	December 31
	2009	2010
	In millions
Ministry of Communications	-	38
Prepaid expenses	23	21
Sundry	8	12
	31	71

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – INVENTORY

a.	Composition

	New Israeli Shekels
	December 31
	2009	2010
	In millions
Handsets	106	62
Accessories and other	27	19
Spare parts	18	15
ISP modems and related equipment	7	5
	158	101

b. Inventories at December 31, 2010, are presented net of an allowance for decline in value in the amount of NIS 5 million (December 31, 2009 – NIS 9 million).

The cost of inventory recognized as expenses and included in cost of revenue for the years ended December 31, 2009 and 2010 amounted to NIS 662 million, and NIS 838 millions respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – PROPERTY AND EQUIPMENT

	Communication network	Computers(*)	Optic fibers and related assets	Office furniture and equipment	Leasehold improvements	Total
	New Israeli Shekels In millions
Cost
Balance at January 1, 2008	1,287	93	134	11	165	1,690
Additions	382	46	108	7	15	558
Disposals	9	1	-	-	-	10
Balance at December 31, 2008	1,660	138	242	18	180	2,238

Additions	316	85	59	9	20	489
Disposals	45	1	-	-	-	46
Balance at December 31, 2009	1,931	222	301	27	200	2,681

Additions	224	99	27	4	28	382
Disposals	26	4	-	10	-	40
Balance at December 31, 2010	2,129	317	328	21	228	3,023

Accumulated Depreciation
Balance at January 1, 2008
Depreciation for the year	242	26	11	5	27	311
Disposals	8					8
Balance at December 31, 2008	234	26	11	5	27	303

Depreciation for the year	267	39	14	9	28	357
Disposals	42	1				43
Balance at December 31, 2009	459	64	25	14	55	617

Depreciation for the year	278	50	19	9	29	385
Disposals	23	4	-	10	-	37
Balance at December 31, 2010	714	110	44	13	84	965

Carrying amounts, net

At December 31, 2008	1,426	112	231	13	153	1,935
At December 31, 2009	1,472	158	276	13	145	2,064
At December 31, 2010	1,415	207	284	8	144	2,058
 (*) including finance leased.

Depreciation expenses are included in the statement of income in cost of revenues NIS 338 million and NIS 363 million, selling and marketing expenses NIS 7 million and NIS 10 million, and general and administrative expenses NIS 12 million and NIS 12 million for the years ended December 31, 2009 and 2010 respectively. See also note 2(f).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – LICENCES AND OTHER INTANGIBLE ASSETS

	Licenses	Customer relationships	Subscriber acquisition and retention costs	Computer software	Total
	New Israeli Shekels In millions
Cost
Balance at January 1, 2008	2,104	18		610	2,732
Additions				31	31
Disposals				2	2
Balance at December 31, 2008	2,104	18		639	2,761

Additions			199	33	232
Disposals	12		18	265	295
Balance at December 31, 2009	2,092	18	181	407	2,698

Additions			72	52	124
Disposals	7		187	45	239
Balance at December 31, 2010	2,085	18	66	414	2,583

Accumulated amortization
Balance at January 1, 2008	932	4		415	1,351
Amortization for the year	85	3		64	152
Disposals				2	2
Balance at December 31, 2008	1,017	7		477	1,501

Amortization for the year	76	3	88	53	220
Disposals			18	265	283
Balance at December 31, 2009	1,093	10	70	265	1,438

Amortization for the year	80	3	141	60	284
Impairment recorded			16		16
Disposals			187	45	232
Balance at December 31, 2010	1,173	13	40	280	1,506

Carrying amounts, net

At December 31, 2008	1,087	11		162	1,260
At December 31, 2009	999	8	111	142	1,260
At December 31, 2010	912	5	26	134	1,077

Amortization expenses are included in the statement of income in cost of revenues.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – OTHER PAYABLES

	New Israeli Shekels
	December 31
	2009	2010
	In millions
Employees and employee institutions	137	149
Liability for vacation and recreation pay	21	15
Government institutions	61	59
Interest payable	2	18
Sundry	17	23
	238	264

NOTE 13 – PROVISIONS INCLUDING DISMANTLING AND RESTORING SITES OBLIGATION

	Dismantling and restoring sites obligation	Legal claims**	Handset warranty	Total
	New Israeli Shekels In millions

Balance as at January 1, 2010	23	33	1	57
Additions during the year	1	19	7	27
Change in dismantling costs	(2)			(2)
Reductions during the year	*	(30)	(4)	(34)
Unwind of discount	1			1
Balance as at December 31, 2010	23	22	4	49
Non-current	23		-	23
Current		22	4	26
Balance as at December 31, 2009	23	33	1	57
Non-current	23	-	-	23
Current	-	33	1	34

* Representing an amount of less than NIS 1 million

** See also note 18 (c) and (d).

Dismantling and restoring sites obligation
The abovementioned additions during the year and reductions during the year are non-cash transactions recorded against Property and equipment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – BANK BORROWINGS

1)
The Company had a senior credit facility with leading commercial banks. In 2008, the Company's senior credit facilities consisted of a USD 75 million long-term loan facility (Facility A) and a USD 75 million revolving loan facility (Facility B). On September 1, 2008, Facility A expired, with USD 6 million borrowed and repaid under Facility A in 2009. Facility B expired on September 1, 2009. During 2009 the Company used facility B to draw short term credits.

2)
On November 24, 2009, Facility D was received from a leading Israeli commercial bank in the amount of NIS 700 million for a maximum period of 3 years, in wholesale interest rate plus a margin of 0.85%, effective from January 1, 2010. The facility is used for short term financing. The wholesale interest rate of the bank as of December 31, 2009 and 2010 was 1.15% and 2.15% per year respectively. The Company is charged a commitment fee of 0.4% per year for undrawn amounts. As of December 31, 2010 no funds were drawn from this facility.

3)
On October 1, 2009, Facility C was received from a leading Israeli commercial bank. in the amount of NIS 250 million for a maximum period of 5 years, in wholesale interest rate plus a margin of 0.85%. The facility was used for short term financing. The wholesale interest rate of the bank as of December 31, 2009 was 1.1% and per year. The Company was charged a commitment fee of 0.4% per year for undrawn amounts. The facility was cancelled on November 11, 2010.

On December 2, 2009, Facility E was received from a leading Israeli commercial bank in the amount of NIS 250 million for a maximum period of 3 years, in wholesale interest rate plus a margin of 0.85%, effective from January 1, 2010. The facility was used for short term financing. The wholesale interest rate of the bank as of December 31, 2009 was 1.1% per year. The Company was charged a commitment fee of 0.4% per year for undrawn amounts. The facility was cancelled on November 11, 2010.

On November 11, 2010, a new long-term loan was established with a leading Israeli commercial bank in the amount of NIS 500 million. The loan is linked (principal and interest) to increases in the Israeli CPI. The principal amount is repayable in three equal annual installments between 2016 and 2018 and bear interest at an annual rate of 2.75%. The interest is payable on a semi-annual basis. This loan has canceled bank facilities C and E. The Company may, at its discretion, at any time, prepay the loan, in whole or in part, subject to the following conditions: the amount to be prepaid shall not be less than NIS 5 million; and the Company shall reimburse the bank for any loss sustained by the bank, if any, as a result of the prepayment in an amount based on the difference between the interest rate that the Company otherwise will have to pay through the end of the loan on its original due date, and the current market interest rate on the prepayment date.

4)
On December 28, 2009, a loan was received from a leading Israeli commercial bank in the amount of NIS 300 million for a period of 4 years, bearing variable interest at the rate of the Israeli Prime interest rate minus a margin of 0.35%. The interest is payable quarterly. The principal is payable in one payment at the end of the loan period. The Israeli Prime interest rate as of December 31, 2009 and 2010 was 2.5% and 3.5% per year respectively. The Israeli Prime interest rate is determined by the Bank of Israel and updated on a monthly basis. The Company may, at its discretion, at any time, prepay the loan, in whole or in part, provided that the Company shall reimburse the bank for losses sustained by the bank, as a result of the prepayment in an amount based on the difference between the interest rate that the Company otherwise will have to pay through the end of the loan on its original due date, and the current market interest rate on the prepayment date. The loan contract requires that at any time the loan principal will not exceed 20% of all bank credits, loans, facilities (both utilized and committed facilities) and any other indebtedness of the company to the banks.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – BANK BORROWINGS (continued)

5)
On June 8, 2010, a new long-term loan was established with a leading Israeli commercial bank in the amount of NIS 250 million for a period of 10 years, bearing fixed interest at the rate of 5.7%. The principal and interest are payable annually. The Company may, at its discretion, at any time, prepay the loan, in whole or in part, subject to the following conditions: the amount to be prepaid shall not be less than NIS 5 million; and the Company shall reimburse the bank for any loss sustained by the bank, if any, as a result of the prepayment in an amount based on the difference between the interest rate that the Company otherwise will have to pay through the end of the loan on its original due date, and the current market interest rate on the prepayment date.

6)
On June 9, 2010, a new long-term loan was established with a leading Israeli commercial bank in the amount of NIS 250 million for a period of 10 years, bearing fixed interest at the rate of 5.7%. The principal and interest are payable annually. The Company may, at its discretion, at any time, prepay the loan, in whole or in part, provided that the Company shall reimburse the bank for any loss sustained by the bank, if any, as a result of the prepayment in an amount based on the difference between the interest rate that the Company otherwise will have to pay through the end of the loan on its original due date, and the current market interest rate on the prepayment date.

7)	Financial covenants:

With respect to Credit Facility D, and the long term bank loans the Company undertook to comply with financial covenants, which its main provisions are two ratios:

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

The Company was in compliance with all covenants stipulated for the years 2009 and 2010.

See note 6 regarding the Company's exposure to market risks and liquidity risk.

8)	Negative pledge:

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

NOTE 15 - NOTES PAYABLE

Notes payable series A

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

On December 31, 2010, the Notes closing price was 120.46 points par value. The fair value of the note as of December 31, 2009 and 2010 was NIS 1,765 million and NIS 986 million, respectively.

The principal payments due, linked to the CPI in effect as at each reporting date are as follows:

	New Israeli Shekels
	December 31
	2009	2010
	In millions
Year ending December 31:
2010	750	-
2011	563	575
2012	374	383
	1,687	958
Less - offering expenses	6	2
Less - current maturities	750	575
Included in non-current liabilities	931	381

With respect to the capital reduction, (see note 19(d)), on February 22, 2010, the Company announced that the District Court approved the Distribution Application submitted by the Company. On February 18, 2010 the Company announced that it has a reached a final settlement between the Company and the objecting holders of Series A Notes (the "Settlement"). According to the Settlement, in the event of a reduction in the current credit rating of the Series A Notes by the credit rating company S&P Maalot, there would be an increase to the annual linked interest rate that the Series A Notes bear, in the rate of 1% in the year 2010 and in the rate of 0.5% in the year 2011, for each reduction of one rating category from the current credit rating (ilAA-).  The increase would take effect from the date of publication of the credit downgrading, and remain in effect so long as the credit downgrading is valid.  The increase in the interest rate would terminate upon the earlier of a credit upgrade or by the end of the relevant calendar year, whichever occurs first, provided that the increased interest rate applies for at least three months.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - NOTES PAYABLE (continued)

The notes are rated ilAA- by Standard and Poor’s Maalot, and Aa3 with a negative forecast by Midroog, two of Israel’s rating agencies. The Company was rated ilAA-/negative by Standard and Poor’s Maalot. Therefore the notes interest remained unchanged.

Notes payable series B

On November 29, 2009 the Company issued to Israeli institutional investors approximately NIS 448 million of unsecured non-convertible Series B notes through a private placement in Israel. The notes are linked (principal and interest) to changes in the Israeli consumer price index (CPI). The principal amount of Series B notes is repayable in four equal annual installments between 2013 and 2016 and bears interest at an annual rate of 3.4%. The interest is payable on a semi-annual basis.

Until May 31, 2010 the Notes were not listed for trade on the TASE and during that period the Company has undertaken to pay additional interest at an annual rate of 0.6%. As of June 01, 2010, the Notes have been listed for trading on the TASE. As a result, The Company ceased to pay additional interest at an annual rate of 0.6% and, as of this date, the annual interest rate is 3.4%.

In the event the Notes are deregistered from the TASE (except deregistration resulting from merger or debt arrangement), the following undertakings will become effective :(i) to pay additional interest at an annual rate of 0.6% until a prospectus or a shelf offering report is published for the listing for trade of the Notes on the TASE; (ii) a negative pledge (subject to certain carve-outs); and (iii) to undertake additional events of default of the Notes, as follows: (a) the rating of the Notes in Israel decreases below BBB (by Standard & Poor’s Maalot or an equivalent rating by another rating agency) on a local scale; and (b) The Company fails to comply with its existing financial covenants.

The Notes have not been, and will not be, registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

On December 31, 2010, the Notes closing price was 107.94 points par value. The fair value of the note as of December 31, 2010 was NIS 484 million.

The Notes have been rated ilAA-, on a local scale, by Standard & Poor’s Maalot.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - NOTES PAYABLE (continued)

    The principal payments due, linked to the CPI in effect as at each reporting date are as follows:

	New Israeli Shekels
	December 31
	2009	2010
	In millions
Year ending December 31:
2013	112.25	115
2014	112.25	115
2015	112.25	115
2016	112.25	115
	449	460
Less - offering expenses	1	2
Included in non-current liabilities	448	458

On April 25, 2010 - the Company issued Series C, D and E Notes (the "Notes") in an aggregate amount of NIS 1,000 million, which will mature during the period 2017 through 2021, and which were listed for trade on TASE, according to the following details:

Notes payable series C

Series C Notes in a principal amount of NIS 200 million, payable in 3 equal annual installments on December 30 of each of the years 2016 through 2018, bearing a fixed annual interest rate of 3.35%, payable semiannually on June 30 and on December 30 of each of the years 2010 through 2018. Series C Notes (principal and interest) are linked to the Israeli Consumer Price Index ("CPI").

On December 31, 2010, the Notes closing price was 104.56 points par value. The fair value of the note as of December 31, 2010 was NIS 209 million.

The principal payments due, at rates in effect as at December 31, 2010 are as follows:

New Israeli Shekels
December 31, 2010
Year ending December 31:	In millions
2016	68.67
2017	68.67
2018	68.67
206
Less - offering expenses	2
Included in non-current liabilities	204

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - NOTES PAYABLE (continued)

On February 24, 2011, the Company issued an additional NIS 444 million in principal amount of Series C Notes to classified institutional investors in Israel in a private placement (the "Additional Notes"). The terms of the Additional Notes are identical to the terms of the previously issued outstanding Series C Notes. The Additional Notes were issued for an aggregate consideration of approximately NIS 463 million, representing a price of NIS 1.043 per NIS 1 principal amount of the Additional Notes (reflecting approximately 1.8% discount on the market price as of February 23, 2011). The Additional Notes were therefore issued without discount on their CPI adjusted value. On February 24, 2011, Standard & Poor's Maalot assigned its ilAA- rating to the Additional Notes. The Additional Notes were listed for trading on the TASE.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - NOTES PAYABLE (continued)

Notes payable series D

Series D Notes in a principal amount of 400 million. The principal amount of Series D notes is repayable in five equal annual installments between 2017 and 2021 and is not linked. The principal bears variable interest that is based on the yield of 12 month government bonds ('Makam') issued by the government of Israel and updated quarterly, plus additional annual interest of 1.2%. The interest is payable quarterly. The interest rates paid (in annual terms, and including the additional interest of 1.2%) are as follows:

•	From the issuance date to June 30, 2010: 3.4%.
•	From July 1, 2010 to September 30, 2010: 3.288%.
•	From October 1, 2010 to December 31, 2010: 3.616%.

On December 31, 2010, the Notes closing price was 98.3 points par value. The fair value of the note as of December 31, 2010 was NIS 393 million.

The principal payments due, at rates in effect as at December 31, 2010 are as follows:

New Israeli Shekels
December 31, 2010
Year ending December 31:	In millions
2017	80
2018	80
2019	80
2020	80
2021	80
400
Less - offering expenses	4
Included in non-current liabilities	396

Notes payable series E

Series E Notes in a principal amount of NIS 400 million. The principal amount of Series E notes is repayable in five equal annual installments between 2013 and 2017 and is not linked. The principal bears fixed interest of 5.5% repayable semi-annual basis.

On December 31, 2010, the Notes closing price was 101.21 points par value. The fair value of the note as of December 31, 2010 was NIS 405 million.

The principal payments due, at rates in effect as at December 31, 2010 are as follows:

New Israeli Shekels
December 31, 2010
Year ending December 31:	In millions
2013	80
2014	80
2015	80
2016	80
2017	80
400
Less - offering expenses	3
Included in non-current liabilities	397

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – OTHER NON-CURRENT LIABILITIES

1.	Non-current deferred revenues:

The Company entered into several agreements to sell cable capacity. The agreements grant the customer an indefeasible right of use (IRU) of capacity of optics fiber for the life of the cable. Deferred revenues from sales of cable capacity for the year ended December 31, 2009 and 2010 is NIS 4 million and NIS 8 million, respectively. Revenue is recognized based on the straight line method over the arrangements' periods.

2.	Finance lease:

		New Israeli Shekels
	December 31	December 31
	2010	2009	2010
	Weighted
	average
	interest rates	Amount
		In millions
Total commitment**	4.6%	4	3
Less - deferred interest expenses		*	*
		4	3
Less - current maturities		2	3
Non-current lease commitment		2	-

*	Representing an amount less than NIS 1 million

**	Linked to the CPI

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. See also note 2 (i).

(1)	Defined contribution plan:

Some of the Company's obligation for severance pay to its employees is in regulated by section 14 of the Israeli Severance Compensation Act and is covered mainly by monthly contributions to trusts and foundations, this liability is treated as a defined contribution plan. The Company had contributed NIS 1 million, NIS 5 million for the years 2009 and 2010 respectively, in accordance with section 14. The contributions in accordance with the aforementioned section 14 commenced in 2009, therefore no contributions were made in 2008.

(2)	Defined benefit plan:

Most of the Company's obligation for severance pay to its employees is based upon length of service and the latest monthly salary (one monthly salary for each year worked).

This liability is treated as a defined benefit plan for which the Company has plan assets held in trusts and foundations. The liability is presented net of the plan assets in the statement of financial position under the "liability for employee rights upon retirement, net".

The amounts recognized in the statement of financial position, in respect of the liability for employee rights upon retirement, net are include the following:

	New Israeli Shekels
	December 31
	2009	2010
	In millions
Present value of funded obligations	151	178
Less: fair value of plan assets	113	124
Liability in the statement of financial position, net – presented as non-current liability	38	54

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

Changes during the year in the obligation recognized in the statement of financial position for post-employment defined benefit plans were as follows:

	New Israeli Shekels
	December 31
	2009	2010
	In millions
Balance at January 1	134	151
Current service cost	32	41
Interest cost	9	7
Actuarial losses (gains)	(7)	8
Benefits paid	(17)	(29)
Balance at December 31	151	178

The changes during the year in the fair value of the plan assets is as follows:

	New Israeli Shekels
	December 31
	2009	2010
	In millions
Balance at January 1	81	113
Expected return on plan assets	6	6
Actuarial gains (losses)	9	*
Employer contributions	27	26
Benefits paid	(10)	(21)
Balance at December 31	113	124

             * Representing an amount less than 1 million.

The Company expects to contribute NIS 34 million in respect of liability for severance pay under a defined benefit plan in 2011.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

The amounts recognized in the income statement are as follows:

	New Israeli Shekels
	Year ended December 31
	2009	2010
	In millions
Current service cost	32	41
Interest cost	9	7
Expected return on plan assets	(6)	(6)
Total expenses recognized in the income statement	35	42
Charged to the statement of income as follows:
Cost of revenues	21	25
Selling and marketing expenses	7	10
General and administrative expenses	4	6
Finance costs, net	3	1
	35	42
Actuarial losses (gains) recognized in the statement of comprehensive income, before tax	(16)	8
Actual return on plan assets	15	6

The principal actuarial assumptions used were as follows:

	December 31
	2009	2010
	%	%

Interest rate	5.70%	5.23%
Inflation rate	2.73%	3.02%
Expected return on plan assets	5.70%	3.23%
Expected turnover rate	8% - 32%	8% - 32%
Future salary increases	4.92%	1% - 6%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – COMMITMENTS AND CONTINGENCIES

a.	Commitments:

(1)	Royalty Commitments

The Company is committed to pay royalties to the Government of Israel on its "income from cellular services" and also income from fixed-line phone services as defined in the "Telecommunications (Royalties) Regulations, 2001" (hereafter - the Regulations), which includes all types of income of the Company from the granting of communication services under the licenses - including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications license and deducting bad debts, payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment.

During 2004, a reduction in the percentage of royalties was approved; accordingly, the rate of royalty payments (3.5%) paid by cellular operators is reduced annually by 0.5%, starting January 1, 2006, to a level of 1% at 2010.

 In January 2011, an increase in the percentage of royalties was approved; accordingly, the rate of royalty payments will be 1.75% for the year 2011, and 2.5% for the year 2012 and thereafter.

The royalty expenses for the years ended December 31, 2009 and 2010 were approximately NIS 65 million and NIS 43 million, respectively, and are included under "cost of revenues".

(2)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. The Company paid a total amount of approximately NIS 55 million, NIS 55 million, and NIS 59 million, for the years 2008, 2009 and 2010 respectively. In addition, during 2010, the company paid an amount of approximately 30 million in respect of previous years. See also note 18 (d).

(3)
At December 31, 2010, the Company is committed to acquire property and equipment for approximately NIS 326 million, including future payments in respect of the Ericsson contract, (see note 2(f)), that are cancellable provided compensation would be paid to the supplier.

(4)
At December 31, 2010, the Company is committed to acquire handsets for approximately NIS 642 million including an estimation of the following. On June 15, 2009 the Company announced that it has entered into an agreement with Apple Sales International for the purchase and resale of iPhone handsets in Israel. The term of the agreement is three years during which the Company has agreed to purchase a minimum quantity of iPhone handsets per year which quantity will represent a significant portion of the Company's expected handset purchases over that period. The total cost of the purchases will depend on the prices of the handsets at the time of purchase.

(5)	See note 14(7) regarding financial covenants and note 14 (8) regarding negative pledge.

(6)	See note 26 in respect of acquisition of 012 Smile.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – COMMITMENTS AND CONTINGENCIES (continued)

b.	Operating leases:

The Company has entered into operating lease agreements as follows:

(1)
In the beginning of 2010 an amendment to the lease agreements for its headquarters facility in Rosh Ha'ayin was signed. According to which the lease term is until the end of 2016, and the Company has an option to shorten the lease period to end in 2014. The rental payments are linked to the Israeli CPI.

(2)
Lease agreements for service centers and retail stores for a period of two to five years. The Company has options to extend the some lease contract periods for up to twenty years (including the original lease periods). The rental payments are linked to the dollar or to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

(3)
Lease agreements in respect of cell sites and switching stations throughout Israel are for periods of two to five years. The Company has an option to extend some of the lease contract periods for up to ten years (including the original lease periods). The rental payments fees are linked to the dollar or linked to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

(4)	As of December 31, 2010 operating lease agreements in respect of vehicles are for periods of up to three years. The rental payments are linked to the Israeli CPI.

(5)	Non-cancelable minimum operating lease rentals in respect of all the above leases are payable including option periods which are reasonably certain are as follows:

New Israeli Shekels
December 31, 2010
In millions
Less than one year	240
Between one and five years	758
More than five years	439
1,437

(6)	The rental expenses for the years ended December 31, 2010 and 2009 were approximately NIS 268 million, and NIS 247 million, respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 - COMMITMENTS AND CONTINGENCIES (continued)

c.	Lawsuits and litigations:

In the ordinary course of business, the Company is involved in a number of lawsuits. The costs that may result from these lawsuits are only accrued for when it is probable that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded are based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings that may require a reassessment of this risk. The Company's assessment of risk is based both on the advice of legal counsel and on the Company's estimate of the probable settlement amount that is expected to be incurred, if such a settlement will be agreed by both parties.

The main litigation and claims that the company is involved in are described below:

(1)
On April 13, 2003, a claim was filed against the Company and other cellular telecommunication companies, together with a request to recognize this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants, if the claim was recognized as a class action, was estimated at approximately NIS 120 million (if the court rules that no fee should have been collected) or alternatively NIS 90 million (if the court rules that the fees are excessive). On January 19, 2011, the court decided to dismiss the claim and the request. The plaintiff has the right to appeal during 45 days. On March 2nd, 2011, the plaintiff announced of an agreement according to which the plaintiff will not submit and appeal and the court's decision will become final and conclusive.

(2)
On August 8, 2006, a claim was filed against the Company and other cellular telecommunication companies together with a request to recognize this claim as a class action for collecting undue payment from its customers on calls to land line companies when the receiver of the call hangs up first. The amount of the claims against all the defendants, if the claim was recognized as a class action, was estimated at approximately NIS 100 million for the seven year period leading up to the filing of the claim.

On October 31, 2010, the court decided to dismiss the claim and the request. On December 8, 2010 the plaintiffs submitted an appeal to the Supreme Court in Jerusalem.

(3)
On November 11, 2006, a claim and a motion to certify the claim as a class action were filed against the Company in the Tel-Aviv District Court. The claim alleges that the Company unlawfully charged subscribers for incoming short messages (SMS( for a dating service ("Pupik service"), while they did not agree to get nor to pay 5 NIS for each short message. The plaintiffs demanded the sum they paid for the service and in addition they demanded a compensation of 1000 NIS for each group member for mental anguish.

The Total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 28 million.

The same claim was filed against another cellular operator and was joined with the claim against the company.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – COMMITMENTS AND CONTINGENCIES (continued)

The company got a letter of indemnity from two link companies that were involved in providing the service to the subscribers: According the letter of indemnity by Teleclal (the first of two link companies), it will indemnify the company for every Expenditure or Compensation that will be ruled in court decision, or in a settlement agreement. Teleclal's obligation was subject to company's Participation in paying half of the total amount that will be ruled in the claim. According the letter of indemnity by Cellact (the second of two link companies), it will indemnify the company for every Expenditure or Compensation that will be ruled in court decision, or in a settlement agreement, regarding the period in which these messages were transferred through Cellcat.

On March 16, 2009, the claim (against the Company and against another cellular company) was recognized as a class action.

On August 11, 2009, the parties filed a motion to certify a settlement agreement in the claim, according to which the link companies that were involved in providing the service will return the subscribers the amount they paid for the messages with linkage. Within the settlement the link companies agreed to join as defendants to the claim.  According the settlement the company will guarantee the returning to its subscribers. The estimation of the amount return to the company's subscribers, according the settlement, is 2,075,000 NIS including VAT (and not including linkage). The agreed recommendation of attorney fees is 14% from the total amount that will be paid to the subscribers and 4.5% to the plaintiffs. According the agreement the link companies will pay these fees. Subject to court's approval of the agreement, the plaintiffs waive their claims against the company.

The Company has filed a motion to the Supreme Court, for extension of time to file a motion to appeal the certification decision. The Supreme Court has granted the motion, subject to an update of the proceedings regarding the settlement in the claim.

On September 16, 2009, there was a hearing in the motion to certify the agreement. The court had noted that the final sum of return will be determined by an outside expert, and only after his final report the court will give its decision in the motion to certify the settlement agreement.

On November 5, 2010, the parties filed an amended motion to certify the settlement agreement, complying with notes of the court.

On June 6, 2010, the expert filed his report, according to which the total amount of collections for Pupik services from the company's subscribers is NIS  2,985,596 including VAT and linkage. On October 3, 2010, the Expert filed another report according to which the amount of credit that the company gave to its subscribers for Pupik services is 100,013 NIS. This amount should be offset from the amount of collections.

On July 6 2010, the attorney general filed his objection to the settlement agreement.

On a hearing that was held on October 11, 2010, the court noted, outside of the protocol, that the objection of the attorney general is not justified.

The court informed a decision in the motion to certify the settlement agreement will be given in writing. The Company included an adequate provision for this settlement in the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – COMMITMENTS AND CONTINGENCIES (continued)

(4)
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

If the claim was recognized as a class action, the total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 161.7 million. On January 31, 2011 the claim was dismissed.

(5)	On December 16, 2007 a claim and a motion to certify the claim as a class action was filed against the Company and two other cellular communications companies.

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

(6)
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

(7)
On January 19, 2009, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company misled its customers who purchased a particular model of handset by not highlighting the fact that there were faults with certain functions of that model and not offering replacement models free of additional obligation. If the claim was recognized as a class action, the total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 70 million.

On November 2, 2010, the court decided to approve a settlement between the parties in which the Company agreed to replace the handset to certain customers. The Company included an adequate provision for this settlement in the financial statements.

(8)
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

(9)
On August 17, 2009, a claim and a motion to certify the claim as a class action were filed against the Company, another cellular operator and two content providers and integrators. The claim alleges that the Company charged subscribers for certain content services, without their consent. If the claim was recognized as a class action, the total amount claimed from the Company would be estimated by the plaintiff to be approximately NIS 228 million.

On June 20, 2010 the claim was dismissed.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – COMMITMENTS AND CONTINGENCIES (continued)

(10)
On March 15, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charges its subscribers for certain content services without their consent. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 175 million. The claim is still in the preliminary stage of the motion to certify it as a class action.

(11)
On April 12, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charges its subscribers for certain content services without their consent. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 343 million. The claim is still in the preliminary stage of the motion to certify it as a class action.

(12)
On May 23, 2010, a claim and a motion to certify the claim as a class action were filed against the Company and the other cellular operators. The claim alleges that the Company, as well as the other defendants, is breaching its contractual and/or legal obligation to erect cellular sites in the appropriate scope, quantity and coverage in order to provide cellular services in the required and appropriate quality. The plaintiffs claimed that this omission also causes, inter alia, monetary damages caused to consumers as a result of lack of sufficient coverage, including call disconnections, insufficient voice quality etc., as well as a significant increase in the non-ionized radiation that the public is exposed to mainly from the cellular telephone handset.

In addition, it is claimed that the Company and the other defendants are breaching their contractual and/or legal obligation to ensure and/or check and/or repair and/or notify the consumer, that after repair and/or upgrade and/or exchange of cellular handsets, the handsets may emit radiation in levels that exceed the levels of radiation as set forth by the manufacturer in the handset data and even exceeds the maximum permitted levels set forth by law. In addition, it was claimed that the Company and the other defendants do not fulfill their obligation to caution and warn the consumers of the risks involved in holding the handset and the proximity of the handset to the body while carrying it and during a phone call. In addition, it was claimed that if the handsets marketed by the Company and the other defendants emit non-ionizing radiation above the permitted level, at any distance from the body, then the marketing and sale of such handsets is prohibited in Israel. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 3.677 billion.

The claim is still in the preliminary stage of the motion to certify it as a class action.

(13)
On July 14, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company is breaching its contractual and/or legal obligation and/or is acting negligently by charging V.A.T for roaming services that are consumed abroad (inter alia incoming calls, Call back calls, outgoing short text messages).  If the claim is recognized as a class action, the plaintiff demands to return the total amount of V.A.T that was charged by the Company for roaming services that were consumed abroad (total amount is not specified, nor estimation of that amount). The plaintiff also pursues an injunction that will order the Company to stop charging VA.T for roaming services that are consumed abroad. On December 5, 2010 the court decided that the State of Israel shall be added as a defendant in the claim and as a respondent in the motion to certify the claim as a class action. The claim is still in the preliminary stage of the motion to certify it as a class action.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – COMMITMENTS AND CONTINGENCIES (continued)

(14)
On July 14, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that during the period between September 3, 2007 to December 31, 2008 the Company charged some of its subscribers for a time unit which is longer than 12 seconds while this charge was inconsistent with the Company’s license. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be more than the minimum amount for the authority of the District Court in Israel, which is NIS 2.5 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(15)
On July 28, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company overcharged its subscribers who were registered to a certain voice discount package, as a result of miscalculating the discount. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 106 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(16)
On September 5, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company illegally charges its customers for cellular data usage abroad and that the bills and call details presented to the customers do not meet the regulatory requirements. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to reach hundreds of millions of NIS. The claim is still in its preliminary stage of the motion to be certified as a class action.

(17)
On September 7, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company unlawfully charges its customers for services of various content providers, which are sent through text messages (sms). If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 405 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(18)
On September 14, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company has not complied with legal obligations that apply to handset repairs during the manufacturer's warranty period. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 100 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(19)
On September 21, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company did not comply with the requirements of the Israeli Consumer Protection Law regarding continuous transactions. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 98 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(20)
On November 8, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner did not grant its subscribers certain benefits that they were entitled to according to Partner's license. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 80 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – COMMITMENTS AND CONTINGENCIES (continued)

(21)
On November 30, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner does not comply with the requirements set by Law and in the Company's license regarding the subscriber's right to review the subscriber agreement and to receive a copy of it. The claim further alleges that the subscriber agreement includes unduly disadvantageous conditions in a standard contract and therefore the court has the right to declare them void. . If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 150 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(22)
On February 1, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner did not comply with the requirements set by the Israeli Communications Law (telecommunications and broadcast) (amendment 40), 2008, regarding transmission of advertisements through telecommunication means (also known as "the spam law"). If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 560 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(23)
On February 20, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner subscriber agreement includes unduly disadvantageous conditions in a standard contract and therefore the court has the right to declare them void and/or to change them. The claim further alleges that Partner did not comply with the requirements set by Law with respect to the subscriber's right to review the subscriber agreement in advance and to receive a copy of it and with respect to the subscriber's signature on the agreement by an electronic pad. If the claim is recognized as a class action, the total amount claimed is estimated by the plaintiff to be approximately NIS 600 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(24)
On March 2, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner The claim alleges that Partner overcharges its pre-paid subscribers for interconnect fees for calls to other operators' networks.. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 200 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(25)
On March 2, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner increased tariffs for its business subscribers not in accordance with their agreements. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 140 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(26)
Additional 18 claims were filed against the Company, together with a request to recognize these claims as class actions. The total amount of these claims against the Company, if the claims are recognized as a class action, is estimated at approximately NIS 479 million.

(27)	In addition to all the above mentioned claims the Company is a party to various claims arising in the ordinary course of its operations.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – COMMITMENTS AND CONTINGENCIES (continued)

d.	Contingencies in respect of regulatory demands and building and planning procedures

(1)
On May 20, 2008, the Ministry of Communications (MOC) informed the Company that following an audit of the MOC by the State Comptroller they are reconsidering the Company's continued use of one of the frequency bands which the Company is using on a shared basis with another operator and claiming payment for its past use (which according to the MOC's claim is approximately NIS 42.5 million).

On February 2010 an agreement with the MOC was reached, according to which the allocation of the frequency bands was completed, and the sum that the Company is required to pay for the use of the frequency band was agreed. Accordingly, the Company recognized a provision of NIS 31 million as of December 31, 2009 in respect of the above issue. The Company paid the agreed amount during February and March 2010, see also note 18 a (1).

(2)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due. See note 18 a (1). Cost of revenue was reduced by approximately NIS 50 million in Q4 2010 following a Supreme Court decision in December 2010 to fully accept the Company's petition against the Ministry of Communications regarding the amount of frequency fees that the Company should have paid for frequencies allocated to the Company. And other income was increased by NIS 10 million, representing interest In addition an amount of approximately NIS 10 million was recorded in other income in the financial statement.

(3)
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

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators. This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36. Between January 3, 2006 and December 31, 2010 the Company provided the local authorities with 398 indemnification letters as a pre-condition for obtaining building permits.

In case the Company shall be required to make substantial payments under the indemnity letters, it could have an adverse effect on the Company's financial results.

According to the company’s management estimation and based on its legal counsel, a provision in the financial statement was not included.

The Company assumes that the requirement to provide indemnification letters might require it to change locations of sites to different, less suitable locations and to dismantle some of its sites. These changes in the deployment of the sites might have an adverse effect on the extent, quality and capacity of the network coverage.

PARTNER COMMUNICATIONS COMPANY LTD.
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 – EQUITY AND SHARE BASED PAYMENTS

a.	Share capital:

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange under the symbol "PTNR", and are quoted on the NASDAQ Global Select Market™, in the form of American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, under the symbol "PTNR", according to the dual listing regulations. The ADSs are evidenced by American Depositary Receipts ("ADRs") originally issued by JPMorgan Chase, as depositary under the Deposit Agreement, dated as of November 1, 1999, among the Company, JPMorgan Chase and registered holders from time to time of ADRs. ADSs were first issued in October 1999. Since March 2006, the Bank of New York has served as the Company's depository for ADSs.

Under the provisions of the Company's licenses (note 1(c)), restrictions are placed on transfer of the Company's shares and placing liens thereon. The restrictions include the requirement that the advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company's shares to a third party.

On February 6, 2008, the Company's Board of Directors approved a share buyback plan of up to NIS 600 million in 2008. Through December 31, 2008 the Company purchased it own 4,467,990 shares at the cost of NIS 351 million ("treasury shares"). The Board of Directors subsequently suspended the share buy-back plan. In accordance with the Israeli Companies Law, the treasury shares are considered dormant shares as long as they are held by the Company, and as such they do not bear any rights until they are transferred to a third party.

The holders of ordinary shares are entitled to receive dividends as declared. See also note 19(c) in respect of dividends.

b.	Share based compensation to employees – share options:

(1) a.
In October 2000, the Company's Board of Directors approved an employee share option plan (hereafter - the "2000 Plan"), pursuant to which 4,472,222 ordinary shares were reserved for issuance upon the exercise of 4,472,222 options to be granted to employees without consideration. The options vest in four equal annual batches over a period of four years from the grant date, provided that the employee  continues in the  employ of Company. The option holder may exercise all or part of his options at any time after the vesting date but no later than the date of expiration of the exercise period, which is determined by the Employee Stock Option Committee and will not exceed ten years from the grant date.

During November 2003, 419,930 options under this plan were transferred to the 2003 amendment Plan (see b below).

Through December 31, 2010 - 5,317,555 options were granted pursuant to the 2000 Plan, of which 3,802,472 options have been exercised, 1,395,333 options were forfeited and 111,000 expired, and 8,750 outstanding (options forfeited and expired were available for subsequent grants).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - EQUITY AND SHARE BASED PAYMENTS (continued)

(1) b.
On November 13, 2003, the Company's Board of Directors approved an amendment to the terms and provision of the 2000 Plan, in order to adjust the terms of the 2000 Plan to comply with new tax legislation that came into force in January 2003. On December 2003, the Company offered the employees, who received options under the 2000 plan, to exchange their unvested options, with the same amount of identical options, under the amended plan and to benefit from the capital gain's tax route pursuant to Section 102(b)(2) of the Israeli Income Tax Ordinance. Employees who held options to purchase 962,104 ordinary shares accepted this offer.

On December 30, 2003, the Company's Board of Directors approved the grant of 195,000 options (out of the 419,930 options that were transferred from the 2000 Plan) under the 2003 amended Plan with an exercise price of NIS 20.45 - which was less than the market price on the date of grant. Through December 31, 2007 all 195,000 options that were granted have been exercised.

On March 26, 2008, the Board of Directors of the Company approved the termination of the 2000 Plan and 2003 Amended Plan.  Since then, no further share options were granted under these plans, and all outstanding share options thereunder will remain valid and bear all terms and conditions of the relevant option plans.

(1) c.
In July 2004, the Company's Board of Directors approved a share option plan (hereafter - the "2004 Plan"), pursuant to which 5,775,000 ordinary shares were reserved for issuance upon the exercise of 5,775,000 options to be granted to employees, directors and officers of the Company without consideration. The option holder may exercise all or part of his options at any time after the vesting date but no later than the expiration date of the exercise period, which is determined by the Compensation Committee and will not exceed ten years from the grant date.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - EQUITY AND SHARE BASED PAYMENTS (continued)

(1) d.
On February 23, 2009, the 2004 Share Option Plan, was further amended by the Board of Directors (the "Plan Amendments") to include the following two material amendments: (i) with respect to options granted on or after February 23, 2009, the date of approval of the Plan Amendments by the Board of Directors (the "Board Approval"), a dividend-adjustment mechanism, reducing the exercise price of such options following each dividend distribution in the ordinary course of business in an amount in excess of 40% (forty percent) or of another percent resolved by the Board of Directors, of the Company's net income for the relevant period ("the Excess Dividend") by an amount equal to the gross amount of the Excess Dividend per Ordinary Share. (ii) with respect to all options granted under the 2004 Share Option Plan, a dividend adjustment mechanism reducing the exercise price of such options following each dividend distribution other than in the ordinary course, by an amount which the Board of Directors considers as reflecting the impact that such distribution will have or will likely to have on the trading price of the Ordinary Shares, and provisions authorizing the Board of Directors to allow option holders to exercise their vested options during a fixed period, through a cashless exercise procedure, pursuant to which each vested option will entitle its holder to the right to purchase Ordinary Shares (subject to the adjustments). The Plan Amendments were approved by the Company's shareholders. The amendment of the 2004 plan on February 2009 did not have an effect on the Company's financial results regarding the grants made before that date.

On December 27, 2009, following the resolution regarding the capital reduction in the amount of NIS 1.4 billion, the Board of Directors approved a reduction to the exercise price in an amount equivalent to 50% of the amount of capital reduction per share. The exercise price was reduced on the record date on March 7, 2010. See also note (d) below.

On February 9, 2010 the Company's Board of Directors approved the cashless exercise procedure according to which, option holders who were granted options on or after February 23, 2009 would be allowed to exercise their options only through a cashless exercise procedure and those who were granted options before February 23, 2009 would be able to choose between the cashless exercise procedure and the regular option exercise procedure

In March 2010 the Board of Directors approved the grant of 1,100,000 share options to certain senior officers of the Company; In July 2010 those options were amended by the Board of Directors to those senior officers under the same terms and conditions except for the exercise price. The fair value difference before and after the amendment is approximately NIS 3 million that will be recognized as additional compensation.

In July 2010 the Board of Directors approved the grant of 1,134,700 share options, of which 1,123,500 were granted to senior officers and managers.

In October 2010 the Board of Directors approved the grant of 800,000 share options to a senior officer of the Company.

In December 2010 the Board of Directors approved the grant of 287,000 share options to a senior officer and managers of the Company.

In February 2011 the Board of Directors approved the grant of 126,250 share options to a senior officer of the Company.

Through December 31, 2010 – 14,623,000 options have been granted to Company's employees pursuant to the 2004 Plan, of which 5,240,331 options have been exercised, 2,560,519 options were forfeited and 4,625 options expired (options forfeited and expired are available for subsequent grants), and 6,817,525 outstanding.

As of December 31, 2010 - 1,859,144 of the 2004 Plan remain ungranted. The ordinary shares derived from the exercise of the options confer the same rights as the other ordinary shares of the Company.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - EQUITY AND SHARE BASED PAYMENTS (continued)

(1) e.
The option plans described above are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes the amounts credited to the employees as a benefit in respect of shares or options granted under the plans, as follows:

From January 1, 2004, the amount that the Company is allowed to claim as an expense for tax purposes, is the amount of the benefit taxable as work income in the hands of the employee, while that part of the benefit that is taxable as capital gains in the hands of the employee shall not be allowable. The aforementioned expense for tax purposes will be recognized in the tax year that the employee is taxed, except as described below.

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

(1) f.	The expenses recognized in respect of the fair value of the options granted in the years ended December 31, 2008, 2009 and 2010 are NIS 9 million, NIS 22 million, and NIS 23 million respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - EQUITY AND SHARE BASED PAYMENTS (continued)

	Year ended December 31
	2008		2009		2010
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		NIS		NIS		NIS
Balance outstanding at beginning
of year	2,863,818	36.06	2,231,187	39.21	5,315,945	56.47
Changes during the year:
Granted	76,000	66.05	4,185,500	*60.42	3,310,500	**62.40
Exercised ***	(566,614)	29.38	(1,020,742)	37.28	(1,529,795)	44.82
Forfeited	(142,014)	29.62	(71,250)	29.1	(270,375)	58.48
Expired	(3)	1.72	(8,750)	27.35
Balance outstanding at end of year	2,231,187	39.21	5,315,945	*56.47	6,826,275	**55.88
Balance exercisable at end of year	1,031,312	33.64	928,945	*45.25	2,243,022	**47.91

(2)	Following is a summary of the status of the plans as of December 31, 2008, 2009 and 2010 and the changes therein during the years ended on those dates:

*	After taking into account the dividend benefit.
**	After taking into account the dividend benefit and the exercise price amendment on July 2010, see (1)(d) above.
***	The number of shares issued as a result of options exercised during 2010 is 809,040 due to the Cashless mechanism.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during 2008, 2009 and 2010 (After taking into account the exercise price amendment on July 2010, see (1)(d) above):  is NIS 14.46, NIS 8.94 and NIS 9.68 per option, respectively. The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 2008 6.21% 2009 4.42% and 2010 5.08%; expected volatility (standard deviation) of 24%, 27% and 29%, respectively; risk-free interest rate: 2008 – 4.3%, 2009 - 2.9%, 2010 – 2.9%; weighted average expected life: 2008 - 3 years, 2009-4 years, 2010 - 3 years. The expected volatility is based on a historical volatility, by statistical analysis of the daily share price for periods corresponding the option's expected life. The expected life is expected length of time until expected date of exercising the options, based on historical data on employees' exercise behavior and anticipated future condition.

The number of options outstanding as of December 31, 2010 is 6,826,275; of which 2,243,022 are exercisable, and options in the amounts of 1,771,292, 1,660,543, 876,418, and 275,000, are expected to become exercisable in 2011, 2012, 2013, and 2014 respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - EQUITY AND SHARE BASED PAYMENTS (continued)

Share options outstanding as of December 31, 2010 have the following expiry date and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS**
2011	8,750	21.72
2014	403,316	49.95
2015	283,542	61.90
2016	299,167	60.39
2017	133,250	55.07
2018	12,500	61.53
2019	3,317,750	51.44
2020	2,368,000	61.95
	6,826,275	55.88

Share options outstanding as of December 31, 2009 have the following expiry date and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS*
2010	17,750	17.49
2011	18,750	21.72
2014	294,600	26.74
2015	29,325	30.73
2016	170,500	33.12
2017	635,250	53.08
2018	68,770	66.05
2019	4,081,000	60.47
	5,315,945	56.47

Share options outstanding as of December 31, 2008 have the following expiry date and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS
2009	115,300	27.29
2010	20,250	17.46
2011	21,250	21.72
2014	636,779	26.74
2015	191,901	33.13
2016	353,707	33.14
2017	816,000	53.19
2018	76,000	66.05
	2,231,187	39.21

*   After taking into account the dividend benefit.
** After taking into account the dividend benefit and the exercise price amendment on July 2010, see (1)(d) above.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - EQUITY AND SHARE BASED PAYMENTS (continued)

c.	Dividends

	For the year ended December 31,
	2008		2009		2010
	Per share in NIS	NIS in millions	Per share in NIS	NIS in millions	Per share in NIS	NIS in millions
Cash dividends declared during the year	6.06	942	6.38	982	7.82	1,212
Tax withheld		(18)		(14)		(17)
Previously withheld tax - paid during the year		6		18		14
Net Cash flow in respect of dividends during the year		930		986		1,209

Dividends declared for the reported periods are as follows:

	Dividends Declared for the periods of the year
	2008		2009		2010
	Per share in NIS	NIS in millions	Per share in NIS	NIS in millions	Per share in NIS	NIS in millions
First quarter	1.24	194	1.54	237	2.13	330
Second quarter	1.26	194	1.49	230	1.87	290
Third quarter	1.54	236	1.94	299	1.93	299
Forth quarter	1.41	216	1.89	293	1.92	298
	5.45	840	6.86	1,059	7.85	1,217

On March 16, 2010, the Company's Board of Directors approved a dividend policy, targeting at least 80% payout ratio of annual net income for the year 2010. On February 22, 2011 the Board of Directors approved a dividend policy for 2011, the same as with respect to the year 2010, which means targeting at least 80% payout ratio of annual net income for the year ending December 31, 2011.

On February 22, 2011, the Company's Board of Directors resolved the distribution of a cash dividend (with respect to the fourth quarter of 2010) in the amount of NIS 1.92 per share (approximately NIS 298 million) to shareholders of record on March 16, 2011, to be paid on March 28, 2011.

d.	Capital reduction

On February 22, 2010, the District Court approved the application submitted by the Company to approve a distribution in the total amount of NIS 1.4 billion (exceeding the surpluses for distribution) to the Company's shareholders ("the capital reduction"). Following the District Court's approval a total amount of approximately NIS 1.4 billion which was NIS 9.04 per share was paid on March 18, 2010 to shareholders and ADS holders of record on March 7, 2010, which resulted in a reduction of the shareholders equity by an equal amount.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – EXPENSES

a. Cost of revenues	New Israeli Shekels
	Year ended December 31,
	2008	2009	2010
	In millions
Payments to transmission, communication and content providers	1,306	1,238	1,342
Cost of handsets, accessories and ISP related equipment	843	564	746
Wages and employee benefits expenses plus car maintenance	471	557	575
Depreciation and amortization	432	558	663
Costs of replacing or repairing damaged handsets	213	212	199
Operating lease, rent and overhead expenses	279	293	328
Network maintenance	135	147	63
Carkit installation, IT support, and other operating expenses	89	93	86
Royalties expenses	68	65	43
Other	32	43	48
Total Cost of revenues	3,868	3,770	4,093

b. Selling and marketing expenses	New Israeli Shekels
	Year ended December 31,
	2008	2009	2010
	In millions
Wages and employee benefits expenses plus car maintenance	170	184	228
Advertising and marketing	103	118	142
Selling commissions, net	32	8	25
Depreciation	12	7	10
Other	71	70	74
Total selling and marketing expenses	388	387	479

c. General and administrative expenses	New Israeli Shekels
	Year ended December 31,
	2008	2009	2010
	In millions
Bad debts and allowance for doubtful accounts	96	78	50
Wages and employee benefits expenses plus car maintenance	66	87	122
Professional fees	33	40	45
Credit card commissions	29	32	33
Depreciation	19	12	12
Other	41	41	44
Total general and administrative expenses	284	290	306

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – EXPENSES (continued)

d. Employee benefit expense	New Israeli Shekels
	Year ended December 31,
	2008	2009	2010
	In millions
Wages and salaries including social benefits, social security costs and pension costs, defined contribution plans and defined benefit plans	642	745	823
Expenses in respect of share options that were granted to employees	9	22	23
	651	767	846

NOTE 21 – OTHER INCOME, NET

	New Israeli Shekels
	Year ended December 31,
	2008	2009	2010
	In millions
Unwinding of trade receivables	65	60	63
Other income	-	12	4
Capital loss from property and equipment	(1)	(3)	(3)
	64	69	64

NOTE 22 – FINANCE COSTS, NET

	New Israeli Shekels
	Year ended December 31,
	2008	2009	2010
	In millions
Fair value gain from derivative financial instruments, net	11	18
Net foreign exchange gains	10	-	16
Interest income from cash equivalents	4	1	3
Expected return on plan assets	3	6	6
Other	2	3	3
Finance income	30	28	28

Interest expenses	94	86	127
Linkage expenses to CPI	102	88	54
Interest costs in respect of liability for employees rights upon retirement	7	9	7
Fair value loss from derivative financial instruments, net			6
Net foreign exchange rate losses	-	9
Factoring costs, net	11	4	1
Other finance costs	-	8	14
Finance expense	214	204	209
	184	176	181

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 – INCOME TAX EXPENSES

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

b.	Tax rates applicable to income of the Company and its subsidiary

The income of the Company and its Israeli subsidiary is taxed at the regular rate.  In August 2005, amendment (No. 147) to Income Tax Ordinance was enacted, revising the corporate tax rates prescribed as follows: 2008 - 27%, 2009 - 26% and for 2010 and thereafter - 25%.

On July 23, 2009, The Law of Economic Efficiency (legislation amendments for implementation of the economic plan for the years 2009 and 2010) was enacted. One of the provisions of this law is that the corporate tax rate is to be gradually further reduced as follows: 2011- 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 – 20%, and for 2016 and thereafter – 18%.

As a result of the aforementioned change in the future corporate tax rate, the deferred tax assets as of December 31, 2009 have increased in the amount of approximately NIS 18 million, with corresponding decrease in deferred tax expenses.

c.	Losses carried forward to future years

At December 31, 2010, a subsidiary of the Company had carryforward tax losses of approximately NIS 17 million. The carryforward tax losses can be utilized indefinitely. The Company did not recognize deferred tax assets in respect thereof.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - INCOME TAX EXPENSES (continued)

d.	Deferred income taxes

Balances of deferred tax asset (liability) are attributable to the following items:

Balance of deferred tax asset (liability) in respect of	As at January 1, 2008	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2008	Charged to the income statement	Effect of change in corporate tax rate	Charged to other comprehensive income	As at December 31, 2009	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2010
New Israeli Shekels In millions
Allowance for doubtful accounts	43	23		66	(3)	(2)		61	(1)		60

Provisions for employee rights	14	1	5	20	(1)		(4)	14	1	2	17
						(1)
Subscriber acquisition costs	42	(1)		41	(30)	(1)		10	(10)

Depreciable fixed assetsand software	(46)	(44)		(90)	(35)	26		(99)	(6)		(105)

Amortized licenses	11			11	8	(4)		15	(2)		13
Options granted to employees	22			22	(18)			4	(2)		2
Financial instruments		9		9	(5)			4	(4)		*
Other	(1)	3		2	3			5	6		11
Total	85	(9)	5	81	(81)	18	(4)	14	(18)	2	(2)

* Represents an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - INCOME TAX EXPENSES (continued)

	New Israeli Shekels
	December 31,
	2008	2009	2010
	In millions
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	76	57	59
Deferred tax assets to be recovered within 12 months	95	56	44
	171	113	103
Deferred tax liabilities

Deferred tax liabilities to be recovered after more than 12 months	90	99	105
Deferred tax liabilities to be recovered within 12 months			*
	90	99	105
Deferred tax assets (liability), net	81	14	(2)

* Represents an amount of less than NIS 1 million.

e.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b. above), and the actual tax expense:

	New Israeli Shekels
	Year ended December 31
	2008	2009	2010
	In millions
Profit before taxes on income,
as reported in the income statements	1,642	1,525	1,679
Theoretical tax expense	443	396	420
Increase in tax resulting from disallowable deductions:
In respect of previous years	2
For the current year	5	3	8
Decrease in tax resulting from deferred taxes calculated based on different tax rates			(3)
Taxes on income in respect of previous years			5
Expenses deductible according to different tax rates			1
Change in the estimated utilization period of the tax assets	(4)
Change in corporate tax rate, see b above		(18)
Other	(2)	3	5
Income tax expenses	444	384	436

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - INCOME TAX EXPENSES (continued)

f.	Taxes on income included in the income statements:

1)	As follows:

	New Israeli Shekels
	Year ended December 31
	2008	2009	2010
	In millions
For the reported year:
Current	423	321	413
Deferred, see d above	20	76	14
Effect of change in corporate tax rate on deferred taxes		(18)
In respect of previous year:
Current	12	-	5
Deferred, see d above	(11)	5	4
	444	384	436

g.	Tax assessments:

1)	The Company has received final corporate tax assessments through the year ended December 31, 2006.

2)
As general rule, tax self-assessments filed by a subsidiary through the year ended December 31, 2006 are, by law, now regarded as final. However, the manager of the tax authority may direct that the 2006 tax self assessment will not be regarded as final until December 31, 2011.

3)	All income before taxes and income tax expenses for all of the reporting periods are local in Israel.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 24 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Transactions with Scailex group

On October 28, 2009 Scailex became the Company's principal shareholder.

On 2009 and 2010, the Company's organs approved and ratified the existing perennial agreement with Scailex for the purchase of cellular handsets, accessories and spare parts which are manufactured by Samsung electronics Ltd. and imported into Israel by Scailex ("the Agreement"). The main terms of the Agreement are as follows: the term of the Agreement shall be for a period of two years commencing October 28, 2009; the total volume of the transactions under the Agreement shall not exceed NIS 200 million, on an annual basis, which may be increased by an additional amount of up to NIS 50 million, subject to the approval of the Audit Committee and Board of Directors of each of the companies; the prices of the Samsung products shall be determined by negotiations between Scailex and the Company; however, Scailex’s total and accumulative annual gross profit margin from transactions with the Company regarding each group of products  (purchase of handsets, accessories or spare parts) ("Annual Gross Profit Margin") shall not exceed Scailex's average gross profit margin from the same group of products with its customers in Israel during the same calendar year (the "Average Gross Profit Margin"). If the Annual Gross Profit Margin of any group of products, exceeds Scailex's Average Gross Profit Margin, from the same group of Products, by more than 10% of the Average Gross Profit Margin, Scailex shall credit the difference to the Company.

In addition, in 2010 The Company's Audit Committee approved an agreement for the purchase of laptop computers which are manufactured by Samsung electronics Ltd. and imported into Israel by Scailex (the "Second Agreement"). The main terms of the Second Agreement are as follows: the total volume of the transactions under the Second Agreement shall not exceed NIS 4.4 million on an annual basis and  shall not exceed 30% of the total volume of the Company's laptop purchases in the netbook category (any deviation from this sum shall require prior approval of the Company's Audit Committee);  the term of the agreement shall be for a period of one year; prior to the execution of each order under the agreement the Company will assure that the prices set forth in the Second Agreement continue to reflect the market prices and if not, the Company shall negotiate with Scailex in order to adjust the product prices before executing an order.

	New Israeli Shekels
	Period from October 28, 2009 to December 31, 2009	Year ended December 31, 2010
Transactions with Scailex group	In millions
Service revenues	0.9	1.5
Acquisition of handsets	14	143
Selling commissions, maintenance and other expenses	2	3.8

	New Israeli Shekels
	December 31,
	2009	2010
Statement of financial position items - Scailex group	In millions
Current liabilities: Scailex group	34	72

The transactions are carried out in the ordinary course of business. Management believes that such transactions were carried out under normal market conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 24 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

b.	Transactions with Hutchison group

During 2008 and 2009 the Company entered into various agreements with Hutchison Telecom in the ordinary course of business for the purchase of certain products or services or obtaining licenses.  Each such related party agreement was subject to review by the Audit Committee pursuant to normal Company procedure.  In each case the Audit Committee concluded that the agreements were on market terms and would not have a substantial effect on the Company's results of operations or obligations.

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

	New Israeli Shekels
	Year ended December 31, 2008	Period from January 1, 2009 to October 28, 2009
Transactions with Hutchison group	In millions
Acquisition of handsets from related parties	9	11

Selling commissions, maintenance and other expenses	4	5

(*) During the period from January 1, 2009 to October 28, 2009, expenses of NIS 0.4 million, NIS 15.6 million were made to Hutchison Telecommunications Cayman and Hutchison Telephone Company, respectively.

The transactions were carried out in the ordinary course of business.  Management believes that such transactions were carried out under normal market conditions.

As of October 28, 2009, Hutchison Telecom and its affiliates are no longer related parties with the Company.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 24 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

c.	Key management compensation

Key management personnel are the senior management of the Company and the members of the Company's Board of Directors.

	New Israeli Shekels
	Year ended December 31
	2008	2009	2010
Key management compensation expenses comprised	In millions
Salaries and short-term employee benefits	29	28	31
Long term employment benefits	4	5	37
Employee share-based compensation expenses	4	16	16
	37	49	84

	New Israeli Shekels
	December 31,
	2009	2010
Statement of financial position items - key management	In millions
Current liabilities:	16	20
Non-current liabilities:	12	24

In order to encourage the Company’s executive officers to remain with the Company following the sale by Advent of its controlling interest, the Company’s Board of Directors, upon the recommendation and approval of its Audit and Compensation Committees, adopted a two-year retention plan on September 9, 2009.  According to the terms of the plan, retention payments will be made to each of the Company’s eligible executive officers at the first and second anniversaries of the date of adoption of the retention plan, provided the executive officer has not resigned for reasons other than for certain justified reasons, as specified in the retention plan or in case of termination by the Company. The maximum aggregate amount of all retention payments together is USD 6.5 million (NIS 23.4 million). A total amount of USD 4 million (NIS 15 million) was paid during 2010 which included an amount of USD 1 million paid to the Company's former CEO, according to this retention plan.

Furthermore, an amount of USD 1 million was paid in 2010 to the Company's former CEO based on a retention plan that the Company adopted in February 2009.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 24 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

The Company undertook to pay Mr. Amikam Cohen, who retired from his functions as chief executive officer on January 1, 2007, and from the Company on April 1, 2007, as part of his special retirement compensation, a non-compete payment of USD 0.6 million (NIS 2.3 million), in five equal installments, each payment to be made at the end of a six-month period over two and a half years starting in November 2007. The last payment was made in May 2010.\

Members of the key management may have purchased portions of the Company's notes payable that are listed on the TASE through regular stock exchange transactions. See also note 15.

d.
During 2009 the Company purchased a substantial portion of Nokia handsets from Eurocom Communications Ltd. On November 19, 2009, Eurocom sold shares of the Company it previously held to Suny Electronics Ltd. The Company believes that the purchase transactions of the handsets from Eurocom were done at arms length and on market terms. If need be, Nokia handsets can be purchased from both Israeli and  international suppliers and thereby reduce the dependency on Eurocom. These purchase prices may be higher than the purchase prices from Eurocom. As part of the Hutchison group, the Company benefited from conditions and prices of Nokia handset purchases, that were agreed upon between Hutchison and Nokia. Since the Company was acquired by Scailex and is no longer part of the Hutchison group, the purchase conditions from Eurocom may be updated. Additional conditions and agreements between the Company and Eurocom are set from time to time.

e.	In the ordinary course of business, key management or their relatives may have engaged with the Company with immaterial transactions that are under normal market conditions.

NOTE 25 – DILUTED EARNINGS PER SHARE

Following are data relating to the net income and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	New Israeli Shekels
	Year ended December 31
	2008	2009	2010
Profit used for the computation of
basic and diluted EPS:
Profit (in millions)	1,198	1,141	1,243
Weighted average number of shares used
in computation of basic EPS (in thousands)	155,350	153,809	154,866
Add - net additional shares from assumed
exercise of employee stock options (in thousands)	1,170	1,008	1,430
Weighted average number of shares used in
computation of diluted EPS (in thousands)	156,520	154,817	156,296

For the years ended December 31, 2010, 2009 and 2008 options in the total amount of 1,087,  1,719 and 0 thousands respectively, were not taken into account in computation of diluted earnings (loss) per share, because of their anti dilutive effect.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 26 – ACQUISITION OF 012 SMILE

a. Transaction details

On March 3, 2011 the Company completed the acquisition of all of the issued and outstanding shares of 012 Smile Telecom Ltd. ("012 Smile"), from Merhav-Ampal Energy Ltd. (the "Seller"). 012 Smile is an Israeli private company, which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB). The Company has acquired control in 012 Smile to allow it to become a leading comprehensive communications group, expanding its services and products.

The purchase price for the acquisition of 012 Smile is NIS 650 million which includes the acquiring of all of the outstanding shares of 012 Smile and a loan from the previous shareholder to 012 Smile. As part of the acquisition, Partner also guaranteed for the bank loans and other bank guarantees, which were provided to 012 Smile, in a total amount of approximately NIS 800 million. According to the purchase agreement, 012 Smile assigned to the Seller the right to receive payments due from a third party in an amount of approximately NIS 40 million.

The acquisition was approved by all required third parties on March 3, 2011, including the Israeli Ministry of Communications which required structural separation among Partner and 012 Smile for a period of time depended on certain elements.

The acquisition will be accounted for using the acquisition method.

As the acquisition was completed subsequent to December 31, 2010, the consolidated financial statements do not include the results or the financial position of 012 Smile.

Under the disclosure requirements of IFRS 3R (Business Combinations) the Company is required to provide information regarding the effect of the business combination.

Due to the following limitations, the initial accounting for the business combination is incomplete at the time the financial statements are authorized for issue. Therefore, the Company did not include the above mentioned information as permitted by paragraph B66 of IFRS 3R.

1.
As described above, the acquisition was completed as of March 3, 2011 (closing date), while the date of the approval of the annual financial statements of the Company is March, 17 2011, which is dictated by the fact that the Company and its parent and ultimate parent are both public companies that are required to provide financial reports on schedules mandatory by law.

2.
Until the closing date there were regulatory restrictions which prohibited both the Company and 012 Smile to co-operate and provide business information to the Company to start preparing IFRS financial information.

3.	Prior the acquisition, 012 Smile being a newly incorporated company, has never issued a full set of financial statements, 012 Smile does not have full financial statement for 2010 under IFRS.

4.	The Company hasn’t completed the work of the purchase price allocation needed under IFRS 3R disclosure.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 26 – ACQUISITION OF 012 SMILE (continued)

Accordingly, the Company has not completed receiving all the information required to be disclosed under IFRS 3R, including the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed and the revenue and profit or loss of the combined entity for the current reporting period as though the acquisition date had been as of the beginning of the annual reporting period.

The Company intends to provide such information as soon as information will be available.

b. Claims against 012 Smile Communications Ltd ("012") and 012 Smile Telecom Ltd ("012 Smile")

1.
On January 2, 2005, a claim was made against 012 and three other companies regarding alleged infringement of Israeli Patent No. 76993 of November 10, 1985, unjust enrichment, breach of statutory duties and conversion (the “2005 Claim”).

The plaintiffs’ demands include payment of amounts of income generated from exploitation of the patent, payment of reasonable royalties for exploitation of the patent, punitive damages, litigation costs and attorneys’ fees, and payment of linkage differentials and interest from the date of creation of the debt until the date of actual payment. The 2005 Claim states that the monetary amount cannot be determined at this stage and that it has been assessed for the purpose of court fees only at NIS 10 million (approximately $2.72 million), against all defendants collectively and separately.

On July 17, 2005, a statement of defense was filed against plaintiffs and a third party notice was filed against the providers of the telecommunications systems allegedly infringing on the patent (the “Third Party Defendants”), seeking indemnification and compensation for any liability that may be imposed in the context of the 2005 Claim (the “Third Party Proceedings”).

The plaintiffs have also initiated similar proceedings against other telecommunications companies in other countries, including the United Kingdom and the United States. Some telecommunications companies, including one of the initial defendants named in this 2005 Claim, have settled with the plaintiffs and obtained a license, whereas other telecommunications companies have refused to settle. For example, the corresponding English patent was declared invalid following a legal action and appeals.

The 2005 Claim and the Third Party Proceedings are currently at the Preliminary Proceedings stage and the court ordered the parties to complete all preliminary proceedings by no later than May 1, 2011.

  One of the Third Party Defendants in the Third Party Proceedings is Nortel Networks Israel (Sales and Marketing) Ltd. (“Nortel Israel”). 012 and Nortel Israel's Trustees have reached a Settlement Agreement, resolving all disputes in connection with the Third Party Proceedings between 012 and Nortel Israel (the “Settlement Agreement”). Under the terms of the Settlement Agreement, Nortel Israel paid 012 NIS 787,500 (approximately $214,900), which was paid by the trustees in full.  In consideration, 012 agreed to dismiss the Third Party Proceedings against Nortel Israel and Telrad Networks Ltd. ("Telrad").  On February 14, 2010, the court dismissed the Third Party Proceedings against Nortel Israel and Telrad.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 26 – ACQUISITION OF 012 SMILE (continued)

2.
During 2008, several claims and motions to certify the claims as class actions were filed with various District Courts in Israel against several international telephony companies including 012. The plaintiffs allege that with respect to prepaid calling card services the defendants mislead the consumers in certain issues, charged consumers in excess, and formed a cartel that arranged and raised the prices of calling cards.

On September 25, 2008 the Court decided to hear all the aforementioned suits and four other claims in which the Company is not a party, but involve similar issues as the present claim, in the same proceeding.

On December 9, 2008 the Court approved a motion to amend the actions and requests of all the unified claims. On January 1, 2009 the unified and amended suit and request were filed in place of the original suits and requests (in this section: "the Amended Suit" and "the Amended Request").

Prior to certification of the Suit as a class action in the event of certification of the Suit as a class action the total amount claimed against 012 was NIS 226.4 million (approximately $61.77 million). According to the amended statement of claim filed by the Plaintiffs on January 20, 2011, the total amount of damages claimed by Plaintiffs from all the Defendants is estimated to be 641,520,000 NIS.

Plaintiffs claim additional damages, which are not estimated, with respect to unsuccessful attempts to make calls utilizing the cards. Plaintiffs claim that the Company is responsible for 20% of the damages according to the Company's market share.

On November 3, 2010, the court granted the plaintiff's request and certified the suit as a class action against all of the defendants. The legal question at issue in the class action is whether the plaintiffs were misled by the representations made by the defendants. On December 13, 2010 the Company filed a Motion with the Supreme Court for leave to appeal from the District Court's decision granting class action certification. On December 26, 2010 the Company filed a Motion for stay of proceedings in the District Court until a decision is given by the Supreme Court regarding the Company's motion for leave to appeal. On February 3, 2011 the Motion for stay was declined by the District Court. On February 8, 2011 the Company filed a Motion for stay of proceedings with Supreme Court. On March 7, 2011 the Supreme Court approved the Company's motion for stay.

3.
On November 20, 2008, a claim and a motion to certify the claim as a class action were filed against 012 in its former name Internet Gold Golden Lines Ltd. to the Tel Aviv District Court in Israel. The claim alleges that 012 unlawfully raised the monthly tariffs for its internet services. If the claim is recognized as a class action, the total amount claimed from 012 is estimated by plaintiff to be approximately NIS 81.5 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 26 – ACQUISITION OF 012 SMILE (continued)

4.   On November 4, 2009, a claim and a motion to certify the claim as a class action were filed against 012 to the Central District Court in Israel. The claim alleges that 012 has violated the Israeli "anti spam" law by sending advertising materials to its customers.  The amount of the plaintiff's personal claim is set at NIS 10,000 (approximately $2,700). The estimated amount of the entire claim is yet to be known. On November 29, 2009, the court granted a temporary order preventing 012 from deleting or changing data relating to specific messages which the plaintiff claims he sent to 012. The claim is still in its preliminary stage of the motion to be certified as a class action.

5.   On July 2010, a claim and a motion to certify the claim as a class action were filed against 012 Smile to the Central District Court in Israel. The claim alleges that 012 Smile's advertisements regarding certain tariffs did not include complete information as to possible additional tariffs charged of third parties. The amount of the personal claim is set by the plaintiff at NIS 397. As the plaintiff has not yet determined the size of the group, the estimated amount of the entire claim is not yet known. The claim is still in its preliminary stage of the motion to be certified as a class action.

6.  Additional 7 claims were filed against 012 and 012 Smile, together with a request to recognize these claims as class actions. The total amount of these claims against 012 and 012 Smile together, if the claims are recognized as a class action, is estimated at approximately NIS 170 million.

7. In addition to all the above mentioned claims, 012 and 012 Smile is a party to various claims arising in the ordinary course of its operations.

8. These claims will be presented at fair values, calculated as part of the purchase price allocation as of the acquisition date.