Form 20-F
period 2011-12-31
PARTNER COMMUNICATIONS CO LTD
filed 2012-03-22
CIK 1096691

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
ANNUAL REPORT
FILED PURSUANT TO SECTION 12, 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

As filed with the Securities and Exchange Commission on March 22, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

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

Roly Klinger

ExecutiveOffices@orange.co.il
(Name, Telephone, E-mail and/or facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing	The NASDAQ Global Select Market
one ordinary share, nominal value NIS 0.01 per share
Ordinary Shares, nominal value NIS 0.01 per share*	The NASDAQ Global Select Market

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

ORDINARY SHARES OF NIS 0.01 EACH 155,645,708

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

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

ITEM 17 ☐                ITEM 18 ☐

If this is an annual report, indicate by checkmark whether the Registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).

YES ☐                 NO ☒

INTRODUCTION

As used herein, references to “we,” “our,” “us,” “Partner” or the “Company” are references to Partner Communications Company Ltd. and its wholly-owned subsidiaries, Partner Future Communications 2000 Ltd., Partner Land-Line Communications Solutions LLP and Partner Business Communications Solutions LLP (of which Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner), and as of March 3, 2011 (the date of acquisition),  012 Smile Telecom Ltd., except as the context otherwise requires. In addition, references to our “financial statements” are to our consolidated financial statements, unless the context requires otherwise.

The Company provides telecommunications services in the following two segments: (1) cellular communications services (“Cellular Services”) and (2) fixed-line communication services (“Fixed--Line Services”), which include: (a) transmission services; (b) Primary Rate Interface ("PRI") lines for business sector customers; (c) Voice over Broadband ("VoB") telephony services; (d) outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services (“ILD Services”); and (e)  Internet service provider ("ISP") services, including value added services, specialized data services and server hosting, and WiFi network of hotspots across Israel. In addition, the Fixed-Line Services segment includes sales of related equipment such as routers and phones. Unless the context indicates otherwise, expressions such as “our business”, “Partner’s business” and “the Company’s business” or “industry” refer to both Cellular and Fixed-Line Services.

In this document, references to “$,” “US$,” “US dollars”, “USD” and “dollars” are to United States dollars, and references to “NIS” and “shekels” are to New Israeli Shekels. We maintain our financial books and records in shekels. This annual report contains translations of NIS amounts into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this annual report as convenience translations could have been or could be converted from NIS into US dollars at these rates, at any particular rate or at all. The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on December 31, 2011, of NIS 3.821 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Our financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards (“IFRS”) published by the International Accounting Standards Board (“IASB”). See “Item 18. Financial Statements” and “Item 5A. Operating and Financial Review and Prospects – Operating Results”.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this annual report, including the statements in the sections of this annual report entitled “Item 3D. Key Information – Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report regarding our future performance, revenues or margins, or to preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular and fixed-line telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see “Item 3D. Key Information – Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 8A. Consolidated Financial Statements and Other Financial Information – Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3A. Selected Financial Data

For the years ended December 31, 2008, 2009, 2010 and 2011, we have prepared our consolidated financial statements in accordance with the International Financial Reporting Standards (“IFRS”) published by the International Accounting Standards Board (“IASB”).

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

The tables below at and for the years ended December 31, 2008, 2009, 2010 and 2011, set forth selected consolidated financial data under IFRS. The selected financial information is derived from our consolidated financial statements, which have been audited by Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited. The audited consolidated financial statements at and for the years ended December 31, 2009, 2010 and 2011, appear at the end of this report.

The tables below at and for the years ended December 31, 2007 and 2008, set forth selected consolidated financial information under U.S. GAAP, which has been derived from our originally published audited consolidated financial statements at and for the years ending on such dates.

IFRS	Year ended December 31,
	2008	2009	2010	2011	2011
	New Israeli Shekels in millions (except per share data)				US$ in millions (1)

Consolidated Statement of Income Data

Revenues	6,302	6,079	6,674	6,998	1,831

Cost of revenues	3,868	3,770	4,093	4,978	1,303

Gross profit	2,434	2,309	2,581	2,020	528

Selling and marketing Expenses	388	387	479	711	186
General and administrative Expenses	284	290	306	291	76
Impairment of goodwill				87	23
Other income - Net	64	69	64	105	28

Operating profit	1,826	1,701	1,860	1,036	271

Finance income	30	28	28	39	10
Finance expenses	214	204	209	333	87
Finance costs, net	184	176	181	294	77

Profit before income tax	1,642	1,525	1,679	742	194

Income tax expenses	444	384	436	299	78

Profit for the year	1,198	1,141	1,243	443	116

Earnings per ordinary share and per ADS

Basic:	7.71	7.42	8.03	2.85	0.75

Diluted	7.65	7.37	7.95	2.84	0.74

Weighted average number of shares outstanding (in thousands)

Basic:	155,350	153,809	154,866	155,542	155,542
Diluted:	156,520	154,817	156,296	155,779	155,779

IFRS	Year ended December 31,
	2008	2009	2010	2011	2011
	New Israeli Shekels in millions (except per share data)				US$ in millions (1)

Other Financial Data

Capital expenditures (2)	589	522	435	468	122

EBITDA (3)	2,298	2,304	2,570	2,178	570

Dividend per share (4)	5.45	6.86	7.85	2.25	0.59

Capital reduction (4)	-	–	9.04	-	-

Statement of Cash Flow Data

Net cash provided by operating activities	1,915	1,753	1,958	1,570	410

Net cash used in investing activities	(514)	(732)	(486)	(1,085)	(284)

Net cash used in financing activities	(1,365)	(876)	(1,480)	(274)	(71)

Balance Sheet Data (at year end)

Current assets	1,472	1,807	1,830	2,308	604

Non current assets	3,693	3,816	3,797	4,779	1,252

Advance payment in respect of the acquisition of 012 smile	-	-	30	-	-

Property and equipment	1,935	2,064	2,058	2,051	537

License and other intangible assets	1,260	1,260	1,077	1,290	338

Goodwill	-	-	-	407	107

Deferred income tax asset	81	14	–	30	8

Derivative financial instruments	-	4	6	24	6

Total assets	5,165	5,623	5,627	7,087	1,856

Current liabilities (5)	1,734	1,915	1,826	1,889	495

Long-term liabilities (5)	1,699	1,746	3,175	4,773	1,249

Total liabilities	3,433	3,661	5,001	6,662	1,744

Shareholders’ equity	1,732	1,962	626	425	112

Total liabilities and shareholders’ equity	5,165	5,623	5,627	7,087	1,856

US. GAAP	Year ended December 31,
	2007	2008

Statement of Operations Data
Revenues, net

Services	5,329	5,546

Equipment	785	756

	6,114	6,302

Cost of revenues

Services	3,090	3,209

Equipment	1,002	843

	4,092	4,052

Gross profit	2,022	2,250

Selling and marketing Expenses	392	389
General and administrative Expenses	231	256

Operating profit	1,399	1,605

Financial expenses, net	121	158

Income before tax	1,278	1,447

Tax expenses	338	396

Net income for the year	940	1,051

US. GAAP	Year ended December 31,
	2007	2008

Earnings per ordinary share and per ADS
Basic:
Before cumulative effect	6.01	6.77
Cumulative effect	–	–
	6.01	6.77

Diluted:
Before cumulative effect	5.96	6.73
Cumulative effect	–	–
	5.96	6.73

Weighted average number of shares outstanding (in thousands)

Basic:	156,415	155,350
Diluted:	157,787	156,520

Other Financial Data

Capital expenditures (2)	499	590

EBITDA (3)	2,009	2,257
Dividend per share (4)	4.77	5.45

Statement of Cash Flow Data

Net cash provided by operating activities	1,446	1,839

Net cash used in investing activities	(529)	(531)

Net cash provided by used in financing activities	(846)	(1,273)

Balance Sheet Data (at year end)

Current assets	1,520	1,542

Investments and long-term receivables	535	499

Fixed assets, net	1,728	1,756

License and deferred charges, net	1,154	1,061

Deferred income taxes	94	110

Total assets	5,031	4,968

Current liabilities (5)	1,157	1,734

Long-term liabilities (5)	2,219	1,794

Total liabilities	3,376	3,529

Shareholders’ equity	1,655	1,439

Total liabilities and shareholders’ equity	5,031	4,968

(1)
The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on December 31, 2011, of NIS 3.821 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

(2)	Capital Expenditure represents additions to property and equipment and computer software.

(3)
EBITDA as reviewed by the Chief Operator Decision Maker ("CODM"), represents earnings before interest (finance costs, net), taxes, depreciation, amortization and impairment charges, as a measure of operating profit. EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the Company's historic operating results nor is it meant to be predictive of potential future results.

(4)
The dividend per share was calculated in respect of the period for which it was announced. For the year 2011, the Company declared a dividend which in the aggregate amounted to approximately NIS 350 million (US$ 92 million), or NIS 2.25 per share. The aggregate total dividend for 2010 was NIS 1,217 million or NIS 7.85 per share. Further, NIS 1,400 million or NIS 9.04 per share was distributed to shareholders in March 2010 following the reduction of the shareholders’ equity as approved by the Courts (see “Item 5A. Operating Results - Capital Reduction”).

(5)	See notes 16 and 17 to our consolidated financial statements for information regarding long-term liabilities and current maturities of long-term bank loans and notes payable.

The tables below at and for the years ended December 31, 2008, 2009, 2010 and 2011, set forth a reconciliation between operating cash flow and EBITDA under IFRS.

IFRS	Year ended December 31,
	2008	2009	2010	2011	2011
	New Israeli Shekels in millions				US $ in millions (1)

Reconciliation Between Operating Cash flow and EBITDA
Net cash provided by operating activities	1,915	1,753	1,958	1,570	410
Liability for employee rights upon retirement	(5)	(1)	(8)	26	7
Accrued interest, exchange and linkage differences on long-term liabilities	(182)	(167)	(160)	(289)	(75)
Increase (Decrease) in accounts receivable:
Trade	(47)	229	214	190	50
Other (*)	(4)	16	34	2	1

Decrease (Increase) in accounts payable and accruals:
Trade	(10)	(43)	40	37	10
Parent group-trade	(1)	17	(38)	(70)	(18)
Other (*)	48	(43)	(15)	54	14
Increase (decrease) in inventories	(8)	33	(57)	58	15
Decrease (Increase) in asset retirement obligation	(1)	1	(1)	(1)	(1)
Income tax paid	420	339	426	311	81
Financial expenses (**)	173	170	177	290	76

EBITDA	2,298	2,304	2,570	2,178	570

The tables below at and for the years ended December 31, 2007 and 2008 set forth a reconciliation between operating cash flow and EBITDA under U.S. GAAP.

US. GAAP	Year ended December 31,
	2007	2008
	New Israeli Shekels in millions

Reconciliation Between Operating Cash flow and EBITDA
Net cash provided by operating activities	1,446	1,839
Liability for employee rights upon retirement	(18)	(16)
Accrued interest, exchange and linkage differences on long-term liabilities	(60)	(94)
Amount carried to deferred charges	–	–
Gain (loss) from assets in respect of severance pay funds	6	(16)
Increase (Decrease) in accounts receivable:
Trade	329	(47)
Other (*)	2	(13)

Decrease (Increase) in accounts payable and accruals:
Trade	(101)	(9)
Related parties	12	(1)
Other (*)	276	476
Decrease (Increase) in inventories	9	(8)
Decrease (Increase) in asset retirement obligation	(1)	(1)
Financial expenses (**)	109	147

EBITDA	2,009	2,257

(1)           The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on December 31, 2011, of NIS 3.821 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

(*)            Excluding provision for tax expenses.

(**)         Financial expenses excluding any charge for the amortization of pre-launch financial costs.

	At December 31,
	2009	2010	2011

Industry Data

Estimated population of Israel (in millions) (1)	7.5	7.7	7.8
Estimated Israeli cellular telephone subscribers (in millions) (2)	9.0	9.9	10.0
Estimated Israeli cellular telephone penetration (3)	126%	129%	128%

	Year ended December 31,
	2007	2008	2009	2010	2011

Partner Data
Cellular subscribers (000’s) (at period end) (4)	2,860	2,898	3,042	3,160	3,176
Pre-paid cellular subscribers (000’s) (at period end) (4)	792	745	811	870	894

Post-paid cellular subscribers (000’s) (at period end) (4)	2,068	2,153	2,231	2,290	2,282

Share of total Israeli cellular subscribers (at period end) (5)	32%	32%	32%	32%	32%
Average monthly usage per cellular subscriber (“MOU”) (mins.) (6)	336	365	364	366	397
Average monthly revenue per cellular subscriber including in roaming (“ARPU”) (NIS) (7)	161	161	151	148	111
Churn rate for cellular subscribers (8)	15%	18%	18%	21%	29%
Number of fixed-lines (000’s) (at period end)				69	292
ISP subscribers (000’s) (at period end)				60	632

Estimated cellular coverage of Israeli population (at period end) (9)	97%	98%	98%	99%	99%

Number of employees (full time equivalent) (at period end) (10)	4,130	4,671	5,670	6,068	7,891

(1)	The population estimates are as published by the Central Bureau of Statistics in Israel as of December 31, 2011.

(2)
We have estimated the total number of Israeli cellular telephone subscribers from information contained in published reports issued by, and public statements made by Pelephone Communications Ltd. (“Pelephone”) and Cellcom Israel Ltd. (“Cellcom”), or by their shareholders, and from Partner subscriber data. The number of subscribers of Mirs Communications Ltd. ("MIRS") is based on the figures reported by HOT Telecommunication Systems Ltd. ("HOT") based on the figures reported by Hot on July 25, 2011, in the valuation of MIRS performed by TASC, an Israeli consulting firm.  The number of subscribers of Pelephone includes subscribers of Rami Levy, an MVNO which began operating on the Pelephone network in December 2011.

(3)
Total number of estimated Israeli cellular telephone subscribers expressed as a percentage of the estimated population of Israel. The total number of estimated cellular telephone subscribers includes dormant subscribers as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers.

(4)
In accordance with general practice in the cellular telephone industry, we use the term “subscriber”, unless the context otherwise requires, to indicate a telephone or a data or video device, rather than either a bill-paying network customer, who may have a number of telephones connected to the network, or a cellular telephone user who may share a single telephone with a number of other users. “Subscriber” includes our pre-paid customers. As of 2008, a pre-paid subscriber is recognized as such only following the actual use of his pre-paid SIM card. Based on this policy in January 2008, we reduced the number of reported pre-paid subscribers by approximately 61,000. Applying this policy retroactively, the increase in subscribers in 2008 was 3.5%. In addition, as of January 2011, a pre-paid subscriber is recognized as such only once they have generated revenues in the amount of at least one shekel.

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

(9)
We measure cellular coverage using computerized models of our network, radio propagation characteristics and topographic information to predict signal levels at two meters above ground level in areas where we operate a network site. According to these coverage results, we estimate the population serviced by our network and divide this by the estimated total population of Israel. Population estimates are published by the Central Bureau of Statistics in Israel.

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

	Year ended December 31,
	2007	2008	2009	2010	2011

Average (1)	4.108	3.588	3.927	3.732	3.579
High	4.342	4.022	4.256	3.894	3.821
Low	3.830	3.230	3.690	3.549	3.363
End of period	3.846	3.802	3.775	3.549	3.821

(1)	Calculated based on the average of the exchange rates on the last day of each month during the relevant period.

	September 2011	October 2011	November 2011	December 2011	January 2012	February 2012	March 2012 (through March 19)

High	3.725	3.763	3.800	3.821	3.854	3.803	3.814
Low	3.574	3.602	3.650	3.727	3.733	3.700	3.769

On December 31, 2011, the exchange rate was NIS 3.821 per US$1.00 as published by the Bank of Israel. Changes in the exchange rate between the shekel and the US dollar could materially affect our financial results.

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

3D.1        RISKS RELATING TO THE REGULATION OF OUR INDUSTRY

We operate in a highly regulated telecommunications market which limits our flexibility in managing our business and may materially and adversely affect our business and results of operations.

We are exposed to government regulatory intervention regarding a broad range of issues in the telecommunications industry, such as interconnect tariffs, roaming charges and other billing and customer service matters; the terms and conditions of our subscriber agreements; the construction and maintenance of antennas and other network infrastructure; providing infrastructure access to existing or new telecommunications services providers; frequency allocation; limitations or other constraints on the services and products that we may sell; anti-trust regulation; and obligations under our operating licenses. We are also affected by changes in enforcement measures in connection with violations of securities laws.  As further described below, these regulations impose substantial limitations on our flexibility in managing our business; may limit our ability to compete by, among other measures, limiting our ability to develop our network; may give preference to new and/or small competitors in the allocation of new frequencies, including those designated for the next generation of cellular services; and may increase our costs, decrease our revenues and reduce our ability to expand our business.

In the last few years, the Ministry of Communications has also taken active steps to increase competition in the cellular telecommunications market, and in the past two years it has escalated its interventions in this regard:

•
During 2010, the Ministry of Communications adopted regulations for providing licenses to Mobile Virtual Network Operators ("MVNOs"), and granted MVNO licenses to a number of companies, the first of which began to operate in December 2011.  See “Item 3D.1 Risks Relating to the Regulation of our Industry  --  We have been required to offer access to our cellular network infrastructure to other operators, which has enabled new competitors, such as MVNOs and new cellular operators, to enter the market, and may reduce our ability to provide quality services to our subscribers and negatively affect our operating results.”

•
the Ministry of Communications has reduced entry barriers to enable new operators as well as existing telecommunications services providers to enter the cellular market through site sharing and national roaming. In September 2010, the Ministry of Communications published a tender for the allocation of UMTS frequency to additional infrastructure-based cellular operators in Israel.  In April 2011, the tender was concluded and the UMTS frequencies were ultimately awarded to MIRS and Golan Telecom Ltd. ("Golan Telecom"). See “Item 4B Regulation - 4.8  Integrated Tender Committee For UMTS Frequency Allocation For An Additional Cellular Operator and National Roaming";

•
the Ministry of Communications also increased competition by continuing to promote reforms that facilitate the migration of subscribers among cellular companies by, among other measures, limiting the amount which telecommunication operators may charge subscribers who terminate their agreement before the end of their commitment period, prohibiting linkage between the sale of handsets and the provision of various benefits regarding cellular services, and prohibiting cellular companies from selling locked handsets for use only with the company's SIM card and requiring them to agree to unlock all handsets they have sold in the past, free of charge; and

•
the Ministry of Communications published in 2009 an instruction to cellular operators and Internet Service Providers ("ISP") to maintain Internet “network neutrality” by avoiding any limitation on the transmission through their networks of applications or on Internet protocol usage, as well as any other action which might proactively hinder a type of service or the quality of service other than due to a technical need related to network quality. As part of an amendment to the Communications Law (Telecommunications and Broadcasting), 1982 (the “Telecommunications Law”), new provisions became effective as of January 2011, according to which a mobile operator is prohibited from limiting or blocking, including by requiring payment for, the ability of a subscriber to use any service and any application supplied over the Internet, except for limitations or blocking that are required as a result of proper and fair management of traffic transferred over its network. This new amendment may significantly limit our ability to manage traffic on our network, which could cause the performance of internet connectivity services to be degraded.  As a result, we may be required to acquire more bandwidth and network capacity to serve our customers, which we may not be able to obtain, or whose cost would increase our expenses and reduce profits.

The Ministry of Communications has also recently taken steps to increase competition in the fixed-line market:

•
A public committee (the “Hayek Committee”), appointed to examine the fixed line telecommunications sector, published recommendations in October 2011 that include (1) abolishing the structural separation imposed upon Bezeq, Israel's largest telecommunications provider, in the provision of certain services; (2) replacing the existing supervision over Bezeq's retail tariffs, which sets tariffs, with supervision which sets maximum tariffs; and (3) requiring the holders of general fixed line telecommunications licenses to provide services and allow the use of  their infrastructure by other license holders in accordance with wholesale service tariffs to be set by the regulator. If the Minister of Communications adopts the first two recommendations, which are expected to strengthen Bezeq’s market position, before adopting the third recommendation to create a wholesale market, it may affect our ability to compete with the existing fixed-line operators since Partner, without its own fixed-line infrastructure in the private market and only a partial fixed-line infrastructure in the business market, would not be able to offer fixed-line services and service packages that could compete with those of Bezeq. See “Item 4B Regulation- 4.7 Public Committee to Examine the Fixed-Line Telecommunications Sector.”

•
The Ministry of Communications is also considering providing new company protections for Tamares Telecom Ltd. ("Tamares"), a new company which has recently laid an underwater cable, to facilitate the company's entry into the international transmission market. More specifically, the Ministry of Communications may fix, for a specified period of time, the minimum tariffs which Tamares's main competitor, Mediterranean Nautilus Israel Ltd. ("Med Nautilus") may charge its customers, which includes Partner, as well as maximum capacity which it may offer its customers, thus creating a place in the market for Tamares at rates which will protect its new business. However, because Bezeq International Ltd. ("Bezeq International") has recently completed the installation of its own underwater cable, it will not be required to purchase capacity from Med Nautilus or Tamares and may supply itself with its own international transmission services at a lower cost.  As a result, our ability to compete on price with Bezeq for services in the fixed line telecommunications market may be reduced. See “Item 4B. Regulation- 4.6 Hearings and Examinations".

•
The Ministries of Finance, National Infrastructures and Communications and the Israeli Electric Corporation, the Israeli national electric company (the “Electric Company”), published in October 2011 a tender to identify an investor for the Electric Company's telecommunications project. Together with the investor, the Electric Company would establish a new hard-line telecommunications infrastructure capable of offering Internet broadband access (two such infrastructures already exist in Israel, owned by Bezeq and HOT respectively).  The new company would be controlled by the investor and held jointly with the Electric Company and would ultimately be awarded a telecommunications license by the Ministry of Communications. If the new company is allowed to sell services to end users (retail) and not just to other providers of telecommunications services (wholesale), it would enter into direct competition with other companies offering Internet broadband access infrastructure services, such as Partner, which may have an adverse affect on our business, operating results and financial condition.

For further discussion of important risks related to competition, see also “Item 3D.2 Risks Relating to Our Business Operations - Competition resulting from consolidation in the telecommunications industry, the expanded offerings of full service telecommunications groups, and new entrants into the mobile telecommunications market, despite its current saturation, as well as other actual and potential changes in the competitive environment and communications technologies, may cause an increase in subscriber acquisition and retention costs and a decrease in tariffs, and may reduce our  subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations.”

During 2011, the Israeli parliament debated numerous proposals affecting consumer protection and telecommunications regulations. Whether and in what form such proposals may eventually be adopted, and any negative effects they may have on our business, operating results or financial condition, cannot be predicted at this time.  See “Item 4B. Regulation – 4 Regulatory Developments".

In July 2010, the Israeli Parliament approved an amendment to the Restrictive Trade Practices Law, according to which the Israeli Commissioner of Restrictive Trade Practices is authorized to regulate practices in oligopolistic markets, to determine that certain entities in a certain market act as an oligopoly and to give instructions to the participants of an oligopoly markets. This legislation may result in increased anti-trust regulation of the mobile telephone industry in Israel, which could have a material adverse effect on our revenues and financial results.  A parliamentary committee is currently preparing for final readings an amendment to the Restrictive Trade Practices Law, which, if adopted, would empower the Commissioner of Restrictive Trade Practices to impose administrative fines of up to 8% of the annual turnover (but capped at NIS 24,000,000) for infractions of Restrictive Trade Practices Law. The stated aim of the amendment is to give the Commissioner an effective, fast and efficient enforcement tool. If adopted, the amendment may result in increased enforcement, since imposing administrative fines is subject to a significantly faster and less onerous procedure than criminal proceedings.

For the reasons given above and further below, regulation of our industry has had in the past, and may in the future have, a material adverse effect on our business and results of operations. In addition, new laws, regulations or government policies, or changes in current regulations, may be adopted or implemented in a manner which damages our business and operating results. Announcements by the government of changes or other developments in applicable regulations may have a negative impact on the market value of our shares. For information regarding the principal regulations and regulatory developments affecting our business, see “Item 4B. Business Overview – Regulation”. Furthermore, defending ourselves against regulatory violations alleged by state authorities or consumers has required, and may in the future require, substantial financial and management resources. We may not always be successful in our defense, and should we be found in violation of these regulations, we and our management may be subject to civil or criminal penalties, including the loss of our operating license. For information regarding on-going litigation or proceedings, see “Item 8A. Consolidated Financial Statements and Other Financial Information – Legal and Administrative Proceedings”.

Recent and potential future regulation and negotiation of roaming tariffs, both within Israel and elsewhere, may increase our roaming expenses, decrease our roaming revenues and prevent us from raising our tariffs. If our competitors, including new entrants into the telecommunications market, can deliver a more cost effective roaming service or more sophisticated roaming services, then our subscribers may migrate to those competitors and our results of operations could be adversely affected.

Regulation and negotiation of roaming charges.  The Ministry of Communications has declared its intention to evaluate roaming charges, and in 2008 the government instructed the Ministry of Communications, together with other ministries, to negotiate a reduction of inbound and outbound roaming tariffs with the European Union (“EU”) and/or members of the EU or countries frequently visited by Israelis, and to consider other tools for reducing roaming charges.  As a result, in the last few years and at a much more detailed level in January 2012, the Ministry of Communications has requested Partner and its competitors to provide information regarding our roaming services.  Because roaming charges represent a significant source of our revenue and profits, if roaming tariffs are reduced as a result of the review by the Ministry of Communications or as a result of the proposed negotiations or otherwise, if additional EU member operators raise their tariffs, or if we are not able to raise our tariffs or otherwise compensate for possibly higher roaming expenses, our profitability and results of operations could be materially adversely affected.

Competition in roaming.  Some of our competitors may be able to obtain lower roaming rates than we because they have larger call volumes or through their affiliations with other international cellular operators. Some competing service providers use alternative technologies for roaming that bypass the existing method of providing roaming services.  In addition, the entry into the market of MVNOs and two new infrastructure based cellular operators is expected to increase competition in the roaming market since some of the new entrants are expected to offer roaming solutions that will allow them to set lower roaming charges. In addition, the requirement to sell unlocked handsets facilitates the ability of subscribers to use local SIM cards in their handsets when traveling abroad, which may compete with our roaming services.

Reliance on other service providers for roaming.  We rely on agreements to provide roaming capability to our subscribers in many areas outside Israel. However, we cannot control the quality of the service that other telecommunication companies provide, and it may be inferior to our quality of service.  Our subscribers also may not be able to use some of the advanced features that they enjoy when making calls on our network. As a result, we may lose some of our customers' roaming traffic to other roaming solutions, which would negatively impact our results of operations from this important source of earnings.

We have had difficulties obtaining some of the building and environmental permits required for the erection and operation of our network sites, and some building permits have not been applied for or may not be fully complied with. These difficulties could have an adverse effect on the coverage, quality and capacity of our network. Operating network sites without building or other required permits, or in a manner that deviates from the applicable permit, may result in criminal or civil liability to us or to our officers and directors.

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

For the reasons described in further detail below, we have had difficulties obtaining some of the building permits required for the erection and operation of our network sites. As of December 31, 2011, less than 10% of our network sites were operating without local building permits or exemptions which, in our opinion, are applicable and in addition, some of our network sites are not built in full compliance with the applicable building permits.

Network site operation without required permits or that deviates from the permit has in some cases resulted in the filing of criminal charges and civil proceedings against us and our officers and directors, and monetary penalties against the Company, as well as demolition orders. See “Item 8A. Consolidated Financial Statements and Other Financial Information – Legal and Administrative Proceedings”. In the future, we may face additional demolition orders, monetary penalties and criminal charges. The prosecutor’s office has set up a national unit to enforce planning and building laws. The unit has stiffened the punishments regarding violations of planning and building laws, particularly against commercial companies and its directors. If we continue to experience difficulties in obtaining approvals for the erection and operation of network sites and other network infrastructure, this could have an adverse effect on the extent, coverage and capacity of our network, thus impacting the quality of our voice and data services, and on our ability to continue to market our products and services effectively. In addition, as we seek to improve the range and quality of our services, we need to further expand our network, and difficulties in obtaining required permits may delay, increase the costs or prevent us from achieving these goals in full. Our inability to resolve these issues in a timely manner could also prevent us from achieving or maintaining the network coverage and quality requirements contained in our license.

Possible amendment to the Non-ionizing Radiation Law. In October 2010, a bill was submitted to amend the Non-Ionizing Radiation Law. In accordance with the bill, permits from the Ministry of Environmental Protection will not be given to cell sites that are within 75 meters of senior citizens institutions, including senior citizen housing, education institutions, shelters and hospitals. In accordance with the bill, any permit that will be given to a cell site that does not fulfill the said provision shall expire within 6 months from the date of the amendment. The bill passed a preliminary reading in the Parliament and received the approval of the Ministerial legislative committee. If the bill is approved, it will cause significant damage to the telecommunications coverage in urban areas since we will be required to remove hundreds of telecommunication sites to less suitable locations which, as a result, will adversely affect the Company’s revenues. In addition, we may need to change the location of our network sites to less suitable locations or to dismantle existing network sites, which may have an adverse effect on the quality and capacity of our network coverage.

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

The Plan is in the process of being changed. See “Item 4B Regulation-7.3-National Building Plan No. 36”.

Uncertainties regarding the validity of exemptions for wireless access devices. We have set up several hundred small communications devices, called wireless access devices, pursuant to a provision in the Telecommunications Law, which exempts such devices from the need to obtain a building permit. A claim was raised that the exemption does not apply to cellular communications devices and the matter reached first instance courts a number of times, resulting in conflicting decisions. This claim is included in an application to certify a class action filed against the three principal Israeli cellular telephone operators. In May 2008 a district court ruling adopted the position that the exemption does not apply to wireless access devices. We, as well as our competitors, filed a request to appeal this ruling to the Supreme Court. In May 2008, the Attorney General filed an opinion regarding this matter stating that the exemption does apply to wireless radio access devices under certain conditions;  two petitions were filed with the High Court of Justice in opposition to the Attorney General’s opinion. The matter is still pending before the Supreme Court and the High Court of Justice. “Item 4B Regulation- 7 Network Site Permits”.

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

The Ministry of Environmental Protection’s Request for the Installment of Monitoring Devices. In May 2010, the Ministry of Environmental Protection notified the Company of a new condition for all of the Company’s network site operation permits, according to which the Company must install in its systems software (provided by the Ministry of Environmental Protection) that continuously monitors and reports the level of power created in real time from the operation of its network sites. The Ministry of Environmental Protection refused to provide the Company with any technical data regarding the monitoring software and therefore the Company cannot anticipate the manner of operation of the software nor its reliability. The Company complied with the Ministry of Environmental Protection’s condition and as of August 19, 2010, provides reports to the Ministry every fifteen minutes regarding the power of all of its transmitters. Since the installment of the software, the Company has received several alerts reporting exceeded transmission power at some of the Company’s cell sites. All purported alerts were examined by the Company’s engineers and were found to be baseless. Recently, the Ministry of Environmental Protection has sent to all the cellular companies notice of an administrative and criminal enforcement procedure that will be implemented by the Ministry as part of the monitoring devices. Partner, as well as the other cellular companies, has advised the Ministry that based on their experience so far from the alerts that have been received and examined by their engineers, it seems that the devices are not credible and therefore administrative and criminal proceeding should not be based on their findings. The Ministry of Environmental Protection has not yet responded.

The Company is of the opinion that all of the antennas that it operates comply with the conditions of the safety permits that the Company was granted by the Ministry of Environmental Protection. However, implementation of the monitoring software increases the exposure of the Company and its senior officers to civil and criminal proceedings in the event that any antennas are found to not meet the conditions of the permits granted to the Company and the maximum permitted power. In addition, if our antennas are found to not meet the conditions of the permits granted to the Company and the maximum permitted power, the Ministry of Environmental Protection may revoke existing permits, which would require us to dismantle existing network sites. As a result, our network capacity and coverage would be negatively impacted, which could have an adverse effect on our revenue and results of operations.

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

There are demands from different third parties to rearrange the current spectrum allocation in Israel and the Palestinian Administered Areas, particularly the 900 Mhz frequencies, and also to allocate additional frequencies for the use of other mobile operators in the Palestinian Administered Areas.  We have received notification from the Civil Administration in Judea and Samaria of its intention to change the allocation of some of the spectrum previously allocated to us for our use in the West Bank, and that following the change, we may be allocated other spectrum in the West Bank and additional spectrum for our use in Israel. If we were to be prevented from using a portion of our existing spectrum, or if alternative equivalent spectrum are not allocated to us, or if we were to be required to share some of our spectrum, this could affect our ability to establish a UMTS 900 network and have a material adverse effect on our operations, profitability and on our capital expenses.  Until we receive further details regarding this allocation of spectrum, we are unable to evaluate the impact that the intended change in spectrum allocation, if it occurs, will have on our business or our results of operations. If such a frequency rearrangement takes place, the spectrum that has been allocated to us for use on an exclusive basis may also be allocated to another operator in the Palestinian Administered Areas, or we may be required to terminate the use of part of our existing spectrum, which might be replaced by an allocation of a new band of spectrum that may be of inferior quality.

There are also demands to allocate additional frequencies for mobile operators for the next mobile generation (4G), Long Term Evolution ("LTE”). In addition to the possibility that spectrum for 4G may not be allocated at all by the Ministry of Communications to any operator, if allocations do take place and spectrum is allocated to our competitors and not to us, or if the spectrum allocated to us is insufficient to provide quality 4G services, this may put us at a disadvantage compared to our competitors and, it may harm our ability to migrate to the next generation technologies and may have a material adverse effect on our operations and profitability. See “Item 4B – Regulation – 4.3 LTE Spectrum Allocation ".

We can only operate our business for as long as we have licenses from the Ministry of Communications.  Pending legislation may increase the extent of monitoring and enforcement measures of the Ministry of Communications.

We conduct our operations pursuant to licenses granted to us by the Ministry of Communications, which may be extended for additional periods upon our request to the Ministry of Communications and confirmation from the Ministry that we have met certain performance requirements. We cannot be certain that our licenses will not be revoked, will be extended when necessary, or, if extended, on what terms an extension may be granted.

Furthermore, although we believe that we are currently in compliance with all material requirements of our licenses, the interpretation and application of the technical standards used to measure these requirements, including the requirements regarding population coverage and minimum quality standards and other license provisions, disagreements have arisen and may arise in the future between the Ministry of Communications and us. We have provided significant bank guarantees to the Ministry of Communications to guarantee our performance under our licenses. If we are found to be in material breach of our licenses, the guarantees may be forfeited and our licenses may be revoked. In addition, the Ministry of Communications is authorized to levy significant fines on us for breaches of our licenses, which could have a material adverse effect on our financial condition or results of operations. In addition, the Ministry of Communications has recently submitted a bill to set a mechanism that would allow them to impose financial sanctions on a licensee based on two parameters: the annual income of the violator and the degree of severity of the violation. The bill has recently passed a first reading in the Parliament. If the bill passes, it could materially increase the extent of monitoring and enforcement measures of the Ministry of Communications towards the licensees.

We have been required to offer access to our cellular network infrastructure to other operators, which has enabled new competitors, such as MVNOs and new cellular operators, to enter the market, and may reduce our ability to provide quality services to our subscribers and may negatively affect our operating results.

Under both the Telecommunications Law and our operating license, the Ministry of Communications has the power to require us, and the other cellular operators in Israel, to offer access to our cellular network infrastructure to other operators such as MVNOs (mobile virtual network operators) and may impose the terms and tariffs for such access. MVNOs are mobile telecommunications operators that do not own their own spectrum and usually do not have their own physical network infrastructure. Instead, MVNOs have business arrangements with existing cellular operators to use their infrastructure and network for the MVNOs’ own customers. The Ministry of Communications granted MVNO licenses to a number of companies and is expected to grant additional MVNO licenses. Partner, as well as two of our competitors, has signed agreements with MVNOs to offer cellular network infrastructure access. See “Item 4B.11 Competition – Recent regulatory developments causing new entrants into Cellular Services".

In September 2010, the Ministry of Communications published a tender for the allocation of UMTS frequencies to additional infrastructure-based cellular operators in Israel. In April 2011, the tender was concluded and the UMTS frequencies were ultimately awarded to MIRS and Golan Telecom. See “Item 4B Regulation - 4.8  Integrated Tender Committee For UMTS Frequency Allocation For An Additional Cellular Operator and National Roaming”.

These new regulatory developments have significantly lowered the entry barriers for potential new competitors and are already enabling new competitors to enter the mobile telephone market in Israel. Our capacity is limited, and since we are required to allocate capacity to other operators, the services we provide to our subscribers may be harmed or we may be required to invest additional capital in order to enable additional use of our network. In addition, new operators, such as MVNOs, that offer mobile telecommunication services to our current customers at prices that are lower than our prices, may reduce our market share and/or cause price erosion and adversely affect our financial results and condition. The impact of these developments may have a material effect on our competitive position and thus our business and operating results.

Our mobile telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. Ensuring compliance with these obligations and restrictions may be outside our control, but if the obligations or restrictions are not respected by our shareholders, we could lose our license.

As with other companies engaged in the telecommunications business in Israel, our license requires that a minimum economic and voting interest in, and other defined means of control of, our company be held by Israeli citizens and residents or entities under their control. If this requirement is not complied with, we could be found to be in breach of our license, even though ensuring compliance with this restriction may be beyond our control. See "Item 4B Regulation - 5.10 Our Mobile Telephone License- License Conditions".

Our general mobile telephone license requires that our founding shareholders or their approved substitutes hold at least 26% of the means of control in the company and 5% of which shall be held by Israeli citizens and residents who were approved as such by the Minister of Communications. The license also requires that these Israeli shareholders appoint at least 10% of our Board of Directors. In 2006, our founding Israeli shareholders sold substantially all of their shares in the Company to Israeli institutional investors, who are approved substitutes. Since then, there were additional share sales to Israeli institutional investors that were approved as substitutes by the Minister of Communications. Some of these shares sales were to Suny Electronics Ltd. (“Suny”).

In addition, according to our license, no transfer or acquisition of 10% or more of any of such means of control, or the acquisition of control of our company, may be made without the consent of the Minister of Communications. Our license also restricts cross-ownership and cross-control among competing mobile telephone operators, including the ownership of 5% or more of the means of control of both our company and a competing operator, without the consent of the Minister of Communications, which may limit certain persons from acquiring our shares. Shareholdings in breach of these restrictions relating to transfers or acquisitions of means of control or control of Partner could result in the following consequences:  the shares will be converted into “dormant” shares as defined in the Israeli Companies Law, with no rights other than the right to receive dividends or other distributions to shareholders, and to participate in rights offerings until such time as the consent of the Minister of Communications has been obtained and our license may be revoked.

In connection with some building permits, we may also be required to indemnify planning committees in respect of claims against them relating to the depreciation of property values that result from the granting of permits for network sites.

Under the Planning and Building Law, 1965, local planning committees may be held liable for the depreciation of the value of nearby properties as a result of approving a building plan. Under the Non-Ionizing Radiation Law, 2006, the National Council for Planning and Building requires indemnification undertakings from cellular companies as a precondition for obtaining a building permit for new or existing network sites. The National Council has decided that until the Plan is amended to reflect a different indemnification amount, cellular companies will be required to undertake to indemnify the committees in full against all losses resulting from claims against a committee for reductions in property values as a result of granting a permit to the network site. On June 1, 2010, the National Council for Planning and Building approved the National Building Plan No. 36/A/1 version that incorporates all of the amendments to the Plan (“the Amended Plan”). The Amended Plan sets forth the indemnification amounts as a percentage of the value of the depreciated property claims in accordance with the manner in which the licenses were granted. See “Item 4B Regulation 7.3 National Building Plan No. 36”. The Amended Plan is subject to governmental approval, in accordance with the Planning and Building Law. It is unknown when the government intends to approve the Amended Plan.

As of December 31, 2011, we have provided local authorities with 421 indemnification undertakings. These indemnifications expose us to risks which are difficult to quantify or mitigate and which may have a material adverse effect on our financial conditions and results of operations, if we are required to make substantial payments in connection therewith.

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

3D.2        RISKS RELATING TO OUR BUSINESS OPERATIONS

Competition resulting from consolidation in the telecommunications industry, the expanded offerings of full service telecommunications groups, and new entrants into the mobile telecommunications market, despite its current saturation, as well as other actual and potential changes in the competitive environment and communications technologies, may cause an increase in subscriber acquisition and retention costs and a decrease in tariffs, and may reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations.

Telecommunications industry consolidation. Over the past few years, many changes have occurred in the Israeli telecommunications market. In the past, the Company competed primarily with the three other cellular operators: Cellcom, Pelephone and MIRS, and focused mainly on issues regarding brand identification, customer service, quality of telecommunication services and variety of handsets and prices. However, cellular operators have recently increased the breadth of services they offer through acquiring other operators or service providers or becoming part of large telecommunication groups, such that the scope of competition between the principal companies has expanded to include a wider range of telecommunications services and products, including fixed-line services, International Long Distance ("ILD") services, ISP services, Voice Over Broadband ("VoB") services, Primary Rate Interface ("PRI") services and  transmission services. As part of Partner’s strategic transformation into a comprehensive communications group, on March 3, 2011, the Company acquired all of the outstanding shares of 012 Smile Telecom Ltd, an Israeli operator of ILD services, ISP services and Fixed-line services using VoB technology (see “Item 4A. History and Development of the Company”).

Four main groups have formed in the Israeli telecommunications market: the Bezeq Group, the HOT Group, the Cellcom Group and the Partner Group.

 Bezeq Group – The Israel Telecommunications Corp., Ltd (“Bezeq”), Israel's largest telecommunications provider and the primary fixed-line operator, owns Pelephone, Bezeq International Ltd. and DBS Satellite Service (1998) Ltd. ("YES") (together with Eurocom Communications Ltd.) (the "Bezeq Group").  The Bezeq Group provides fixed-line telephony services, cellular telephony services, primary rate interface (“PRI”), broadband internet access infrastructure services, ISP services, transmission and data communications services, ILD services and multi channel television services. The Ministry of Communications has allowed the Bezeq Group to market bundled telecommunications services to the private sector, subject to conditions and limitations.  The Bezeq Group may thus offer its customers a full range of integrated telecommunications services in one package but may not discount the price of bundled services from their unbundled prices.

In October 2011, the Hayek Committee published its recommendations with respect to the fixed-line telecommunications sector. See “Item 4B Regulation- 4.7 Public Committee to examine the fixed-line telecommunications sector". The Hayek Committee recommended, among other things, abolishing the structural separation imposed upon Bezeq in the provision of certain services, and replacing the existing supervision over Bezeq's tariffs, which sets tariffs, with supervision which sets maximum tariffs. If the Minister of Communications adopts these recommendations before adopting another of the Hayek Committee’s recommendations, to create a wholesale market, it could affect our ability to compete with the existing fixed-line operators since Partner, without its own fixed-line infrastructure in the private market and only a partial fixed-line infrastructure in the business market, would not be able to offer fixed-line services individually or in packages that could compete with those of Bezeq.

HOT Group – The HOT Group consists of HOT Telecommunications Systems Ltd., HOT Telecom Limited Partnership and HOT-NET Internet Services Ltd. ("HOT-NET"), and in November 2011, it acquired all of the outstanding shares of MIRS (collectively, the "HOT Group").  The HOT Group provides multi channel television services, fixed-line telephony services, PRI, broadband internet access infrastructure services, transmission and data communications services as well as ISP services. In 2010, the Ministry of Communications granted HOT-NET a license to provide ISP services and gave permission to the HOT Group to market bundled services, subject to certain structural limitations between the companies in the HOT Group. On February 15, 2012, the HOT Group announced that it will begin providing ISP services to the private market and subsequently announced an offering for a limited time of bundled services including multi channel television, fixed-line telephony, and broadband internet access, together with ISP services at a price well below their historical level in the Israeli market.  MIRS's cellular license was amended to include UMTS frequencies allocated subsequent to winning a Ministry of Communications’ tender offer for frequencies in the 2100 Mhz spectrum. See "Item 4B. Business Overview-4B.11-Competition- Recent regulatory developments causing new entrants into Cellular Services".

Cellcom Group - In August 2011, Cellcom acquired Netvision Ltd., ("Netvision"). The Cellcom Group provides cellular telephony services, fixed-line telephony services, PRI, transmission and data communications services, ISP services and ILD services.

Recent and potential future consolidations could substantially affect our position in the Israeli telecommunications market, in particular, by attracting a broad range of telecommunications subscribers to one or two full-service telecommunications groups, as well as by permitting such a group or groups to apply substantial pressure on market prices. In particular, because the Bezeq Group and the HOT Group operate their own broadband internet access and transmission infrastructures, they do not depend on any third party for broadband internet access, and thus are able to offer bundled fixed-line, ILD services (only the Bezeq Group), ISP services, broadband internet access, infrastructure services, multichannel television services and even cellular services, some of which Partner and other telecommunications services providers, who do not have broadband internet access infrastructure , are unable to provide, thus substantially limiting their ability to compete.

Uncertain future of the ISP market.  While there are only two broadband internet access infrastructure providers (Bezeq and HOT), the Ministry of Communications has granted dozens of licenses for Internet Service Providers (“ISPs”). Those groups that can offer ISP service on their own broadband internet access infrastructure and transmission infrastructure have a distinct competitive advantage over ISPs of other groups and over stand-alone ISPs, since it allows such groups to offer consumers the required services in one "stop shop". HOTs recent price offering for ISP Services has created significant downward price pressure in the ISP market, and may reach a point where offering stand-alone ISP Services, without the required broadband internet access infrastructure service, may not be commercially viable. In 2011, the Company conducted impairment testing of specific assets of the fixed-line segment, including the amount recorded as goodwill in connection with the acquisition of 012 Smile by Partner, and material asset value impairments have been recognized.  See “Item 5A.1.3 Acquisition of 012 Smile”. Further adverse developments in the ISP market may have a material negative effect on Partner’s consolidated revenues, and could lead to further asset impairment.

Market Saturation. Because the Israeli cellular market has reached a level of full saturation, the acquisition of new subscribers by any service provider generally requires an increase in market share and results in a loss of market share for its competitors.

New entrants into the mobile telecommunications market. Following the Ministry of Communications' tender for the allocation of UMTS frequencies to two additional operators, the frequencies were ultimately awarded to MIRS and Golan Telecom; therefore, two new entrants have joined the mobile telecommunications market. As a result, and in light of the current saturation of the cellular communications market, the market share of existing mobile operators may diminish and pricing for services may be subject to additional pressure. See “Item 4B Regulation - 4.8 Integrated Tender Committee For UMTS Frequency Allocation For An Additional Cellular Operator and National Roaming".

The Ministry of Communications recently granted MVNO licenses, which is expected to further increase competition in the market. One MVNO began operating in December 2011, and the other operators are expected to launch their operations during 2012.  See “Item 3D.1 Risks Related to the Regulation of Our Industry - We have been required to offer access to our cellular network infrastructure to other operators, which has enabled new competitors, such as MVNOs and new cellular operators, to enter the market, and may reduce our ability to provide quality services to our subscribers and may negatively affect our operating results”.

Limitation of exit fees. As part of amendments to the Telecommunications Law, during 2011, changes were made which reduce the exit fees that telecommunication operators are allowed to charge subscribers who wish to terminate their subscriber agreement during the commitment period. These regulatory changes increased the competition which was one of the main factors for the increase in churn rates during 2011.  See “Item 4B Regulation- 4.2  Regulatory Consumer Amendments".

Prohibition of linkage between the sale of handsets and the provision of various benefits regarding cellular services. The Ministry of Communications amended the conditions of the licenses of all the cellular telecommunication companies in Israel, whereby as of November 1, 2009, cellular telecommunications operators are prohibited from linking the sale of handsets to the provision of various benefits regarding cellular services, including air time service. This amendment to the license also allows subscribers that purchased their handsets from one cellular telecommunications operator, or from another handset supplier, to benefit from the various benefits regarding cellular services that the cellular telecommunications operator offers to subscribers who purchase their handsets from that operator. This provision contributed to the increase in churn of post-paid cellular subscribers and its affect may increase.

Prohibition of the sale of locked handsets. As part of an amendment to the Telecommunications Law, effective January 2011, cellular companies are prohibited from selling locked handsets for use only with the company’s SIM card and must agree to unlock all handsets they have sold in the past, free of charge. It was further resolved that this provision will not apply to a subscriber or group of subscribers that requested from the cellular operator in a specific and detailed request that this provision not apply to them.

Sale of handsets. Pursuant to an amendment to the Telecommunications Law adopted in January 2011, the import of cellular handsets to Israel was significantly facilitated by exempting certain mobile radio telephone handsets from receiving a type approval if they meet conditions set by the Minister of Communications.  In addition, the amendment exempted handset imports which meet the Minister of Communications conditions from receiving a commerce license.  The purpose of the amendment was to increase competition and reduce cellular handset prices in Israel.  In June 2011, the procedures with respect to the import of cellular handsets were again facilitated to further increase competition. As a result of this subsequent amendment, our revenues and profit from equipment sales may be adversely affected.

Competition in Roaming Services. We are also subject to competition from other businesses offering roaming services which use alternative technologies. See "Item 3D.1 Risks Relating to the Regulation of Our Industry  - Recent and potential future regulation and negotiation of roaming tariffs, both within Israel and elsewhere, may increase our roaming expenses, decrease our roaming revenues and prevent us from raising our tariffs. If our competitors, including new entrants into the telecommunications market, can deliver a more cost effective roaming service or more sophisticated roaming services, then our subscribers may migrate to those competitors and our results of operations could be adversely affected."

4G licenses. 4G is an evolved mobile technology that allows a wide bandwidth for data services. To date, although LTE is the most dominant 4G technology, WiMAX is still considered a 4G technology as well. In February 2009, the Ministry of Communications published a policy regarding the allocation of frequencies and establishing a broadband wireless access network in the 2.5 GHz frequency band, excluding existing cellular operators (excluding MIRS) from participating and focusing mainly on WiMAX. If 4G licenses are granted to new operators or to any of our competitors and not to us, or if the spectrum allocated to us is insufficient to provide quality 4G services, we may suffer a competitive disadvantage which could adversely affect our business, since it would impair our ability to migrate to LTE and compete in the mobile broadband market. See "Item 3D.1 Risks Relating to the Regulation of Our Industry - We may be required to terminate the use of certain spectrum or to share with another operator some of the spectrum we are currently using on an exclusive basis. We may not be allocated sufficient spectrum band or any spectrum at all needed in order to provide 4th generation (4G) services. These requirements may adversely affect our network quality and capacity as well as our results of operations".

Moreover, this 3-year old policy of the Ministry of Communications has not been updated to reflect the global market trend in which LTE has become more dominant compared to WiMAX and has become de-facto the industry’s sole 4G technology. This fact, together with the Ministry of Communications’ failure to allocate enough 4G LTE spectrum, challenges our planned roadmap to begin testing and deploying LTE.

VoC Technology. The Ministry of Communications has granted a special license to a few of the new operators to conduct a marketing experiment that will examine the provision of domestic telephony services using VoC (VoIP over Cellular) technology.  VoC services may provide an alternative to traditional mobile telephony services or virtual mobile networks, offering an easier and more cost efficient service. In addition, a licensed VoC service improves user experience, since it has a standard phone number and can be ported in and out with number portability.  In addition, the VoC network is inter-connected to existing telephony providers.  If the VoC marketing experiment is successful and the Ministry of Communications grants licenses to offer VoC service, demand for our mobile telephone services may be reduced, which would negatively impact revenues and profits from that segment.

Unanticipated growth in subscriber demand for cellular data may require us to modify certain products or services and could require us to make unplanned investments.

As part of our strategy of evolving into a diversified multi-service communications and media service provider, we have developed services providing, and successfully encouraged subscriber demand for, Internet access and content and data consumption using 3G cellular phones, smartphones, data cards and ISP  Services. However, in the event subscriber demand for data increases more rapidly than expected, we may need to develop strategies to avoid data traffic overloading the capacity of the network. Such strategies may include modifying certain products or services or undertaking significant unanticipated investments. In addition, regulatory developments seeking to ensure “fair usage” of the Internet for all persons may impose changes on the terms and conditions of certain of our current or future services. In the event of substantial, rapid growth in data consumption by our subscribers and the public generally, we may be obliged to adjust our product offering or undertake significant investments, both of which could have a material adverse effect on our financial condition or results of operations.

We could be subject to legal claims due to the inability of our information systems to fully support our tariff plans.

In order to attract and retain the maximum number of subscribers in our highly competitive market, we design specific tariff plans to suit the preferences of various subscriber groups. We require sophisticated information systems to record accurately subscriber usage pursuant to the particular terms of each subscriber’s plan, as well as accurate database management and operation of a very large number of tariff plans. From time to time, we have detected some discrepancies between certain tariff plans and the information processed by our internal information systems, such as applying an incorrect rebate or applying an incorrect tariff to a service, resulting in a higher charge. We have invested substantial resources to refine and improve our information and control systems and ensure that our tariff plans are appropriately processed by our information systems. We have also taken steps to remedy the identified discrepancies. Despite our investments, we may experience discrepancies in the future due to the multiplicity of our plans and the scope of the processing tasks. Further, while we invest substantial efforts in monitoring our employees and third-party distributors and dealers that market our services, it is possible that some of our employees, distributors or dealers may offer terms and make (or fail to make) representations to existing and prospective subscribers that do not fully conform to applicable law, our license or the terms of our tariff plans. As a result of these discrepancies, we may be subject to subscribers’ claims, including class action claims, and substantial sanctions for breach of our license that may materially adversely affect our results of operations.

Actual and alleged health risks related to network sites and the use of mobile telecommunications devices, including handsets, could have a material adverse effect on our business, operations and financial condition.

A number of studies have been conducted to examine the health effects of wireless phone use and network sites, and some of these studies have been construed as indicating that radiation from wireless phone use causes adverse health effects. Media reports have suggested that radio frequency emissions from network sites, wireless handsets and other mobile telecommunication devices may raise various health concerns. While, to the best of our knowledge, the handsets that we market comply with the applicable laws that relate to acceptable Specific Absorption Rate (“SAR”) levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, and not for each and every handset, we have no information as to the actual level of SAR of the handsets along the lifecycle of the handsets, including in the case of repaired handsets. See also “Item 4B-Regulation-Other Licenses-7.5 Other Approvals”. Furthermore, our network sites comply with the International Council on Non-Ionizing Radiation Protection standard, a part of the World Health Organization, which has been adopted by the Israeli Ministry of Environmental Protection.

In May 2011, the International Agency for Research on Cancer ("IARC"), which is part of the World Health Organization ("WHO"), published a press release according to which it classified radiofrequency electromagnetic fields as possibly carcinogenic to humans based on an increased risk for adverse health effects associated with wireless phone use.  We have complied and are committed to continue to comply with the rules of the authorized governmental institutions with respect to the precautionary rules regarding the use of cellular telephones. We refer our customers to the precautionary rules that have been recommended by the Ministry of Health, as may be amended from time to time.

In June 2011, WHO published a fact sheet (no. 193) in which it was noted that "A large number of studies have been performed over the last two decades to assess whether mobile phones pose a potential health risk. To date, no adverse health effects have been established as being caused by mobile phone use". It was also noted by WHO that "While an increased risk of brain tumors is not established, the increasing use of mobile phones and the lack of data for mobile phone use over time periods longer than 15 years warrant further research of mobile phone use and brain cancer risk in particular, with the recent popularity of mobile phone use among younger people, and therefore a potentially longer lifetime of exposure". WHO notified that in response to public and governmental concern it will conduct a formal risk assessment of all studied health outcomes from radiofrequency fields exposure by 2012.

Several lawsuits have been filed against operators and other participants in the wireless industry alleging adverse health effects and other claims relating to radio frequency transmissions to and from sites, handsets and other mobile telecommunications devices, including lawsuits against us. A class action was filed against us and three other operators alleging, among other things, that health effects were caused due to a lack of enough cell sites resulting in elevated levels of radiation, mainly from handsets. Another class action filed against us and two other cellular operators claimed, among other things, the opposite, that adverse environmental effects were caused by an excessive amount of cell sites that we erected. In both class actions the plaintiffs stressed that health damages are not a part of these claims. A class action was also filed against us and three other operators alleging, among other things, that the supply of accessories that are intended for carrying cellular handsets on the body are sold in a manner that contradicts the instructions and warnings of the cellular handset manufacturers and the recommendations of the Ministry of Health, and without disclosing the risks entailed in the use of these accessories when they are sold or marketed. In addition, a tort claim was filed against the Company alleging that the use of handsets, under certain circumstances, results in elevated radiation which caused health damage. If this claim is successful, we may be subject to additional future litigation relating to these health concerns.

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

In the event critical elements of our mobile network are damaged or rendered non-operational, we may not be able to replace them or return them to service quickly and, as a result, we may not be able, for an indeterminate period of time, to provide services to a substantial portion of our subscribers,  furnish some services properly or at all, charge for services provided, or ensure data security.

Some elements of our mobile network perform critical functions for broad sectors of our network operation, such as switching, billing and data platforms. If such a critical element were damaged or ceased proper operation due to fire, water, earthquake or some other natural, technical or man-made cause including cyber incidents generated either externally through accidental malfunctioning or deliberate intrusion, or internally as a result of technical breakdown, damages may result to us or to our customers. For example, an entire sector of our network coverage may be rendered non-functioning, which means that we would not be able to provide telecommunications services to a substantial portion of our subscribers; or we may be unable to provide certain services, or to provide them without disruptions or charge for services rendered, or we may experience loss of data of the Company or of our customers stored with us. Although we have integrated systems to protect against events such as cyber incidents and prepared disaster recovery plans, it is not possible to determine in advance whether our defense systems and recovery plans will continue to be entirely effective, or how quickly we will be able to restore service. In the event we are unable to provide telecommunications services to a substantial portion of our subscribers, whether temporarily or for an extended period of time, our business and short- and long-term results of operations will be materially negatively affected and we may be exposed to legal claims and liability.

The telecommunications industry is subject to rapid and significant changes in technology and industry structure which could reduce demand for our services.

We may face competition from existing or future technologies, including fixed-line and cordless technologies, satellite-based personal communications services, private and shared radio networks, broadband wireless access services, Voice over IP (“VoIP”) services, wireless fidelity (“Wi-Fi”) technologies, WiMAX, VoC, and other communications technologies that have the technical capability to handle mobile and fixed-line telephone calls, and to interconnect with  local and international telephone networks and the Internet. For example, the rapid development in recent years of technologies that allow international calls to be placed over the Internet without the need to use the services of an ILD has caused a decrease in the amount of international call minutes placed through the ILD services and also serve as an alternative for fixed-line communications.   In particular, the risk posed by VoIP is that cellular and message services will be provided only by data packages.

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

Moreover, global equipment vendors and Internet providers have expressed their interest in penetrating the cellular telephone industry and strengthening their position along the value chain. They have expressed their intention, and some have already begun, to provide direct access to the end-user to a wide variety of applications and services (e.g Apple, with iTunes, Google with the Android market) Such a change might adversely change our competitive position and increase the dominance of those new providers at the expense of cellular service providers. Changes in the industry value chain structure might result in an increase in our expenses as well as a decrease in our revenue generated from those services.

We face operational and legal risks associated with the integration of 012 Smile Telecom Ltd.

On October 13, 2010, we entered into a share purchase agreement to acquire all of the outstanding shares of 012 Smile Telecom Ltd. (“012 Smile”), an Israeli operator of international telecommunication services and local telecommunication fixed services and a provider of internet services. The acquisition was completed on March 3, 2011. As of December 14, 2011, following the termination of the period during which structural separation between the Company and 012 Smile was required, the Company and 012 Smile were allowed to merge their operations.

If we are unable to successfully integrate 012 Smile into our communications group as we planned, we may not achieve the operational synergies we anticipated in connection with the acquisition within the planned time frame or at all. We also may not be able to realize the personnel and cultural integration we expected to achieve, which may lead to the loss of key personnel necessary to operate the acquired business.  If we are not successful in integrating 012 Smile’s operations and organization into Partner, growth in our revenues and earnings may be negatively affected, and we may incur unanticipated costs or operating inefficiencies.

As part of the integration process, the Company has assessed the exposure of 012 Smile to various legal risks, including in connection with employment and labor law.  012 Smile and, as its parent company, Partner are subject to the risk of legal claims arising from such risks, as well as to other potential risks which have not yet been identified by 012 Smile or the Company.  If such risks lead to litigation and adverse judgments, such risks could have a material negative impact on the Company’s consolidated results of operations and financial condition.

See also “Uncertain future of the ISP market” under Item 3D.2 “Risks relating to Our Business Operations – Telecommunications industry consolidation”.

Our level of indebtedness could adversely affect our business and our liquidity.

At December 31, 2011, our total long-term indebtedness was NIS 5,174 million net of deferred charges including capital lease obligations and current maturities (NIS 4,642 million net of cash on hand), compared to NIS 3,716 million at December 31, 2010 (NIS 3,395 net of cash on hand).  See “Item 5B.3 Total Net Financial Debt”.

Our substantial indebtedness could adversely affect our financial health by, among other things:

•	increasing our vulnerability to adverse economic, industry or business conditions or increases in the CPI, particularly because a substantial portion of our borrowings is linked to the CPI;

•	limiting our flexibility in planning for, or reacting to, changes in our industry and business as well as the economy generally;

•	requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, which reduces the funds available for dividend distributions and future business development; and

•	limiting our ability to obtain the additional financing we may need to operate, develop and expand our business.

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

In addition to a number of legal and administrative proceedings arising in the ordinary course of our business, we have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure, which may result in civil liabilities or criminal penalties against us or our officers and directors, and consumer claims regarding, for example, our tariff plans and billing methods, which may result in significant monetary damages and civil penalties. The costs that may result from these lawsuits are only accrued when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of legal counsel and on the Company’s estimate of the probable settlement amounts that are expected to be incurred, if such a settlement will be agreed by both parties. See “Item 8. Financial Information – Legal and Administrative Proceedings”.

Plaintiffs in some of these proceedings are seeking certification as class actions.  A motion also was filed in November 2011 by a shareholder to approve a derivative claim against several current and past directors of Partner, including the Chairman of the Board of Directors, for breach of their duty of care by resolving to raise capital through notes and by approving dividend distributions which, according to the claimant, were intended to assist Partner’s parent company to repay financing it undertook to acquire the controlling stake in the Company.

We are also subject to the risk of intellectual property rights claims against us, including in relation to innovations we develop ourselves and the right to use content, including music content, which we have purchased from third parties who present themselves as the owners of the intellectual property rights included in the content, or as the representatives of the owners of the intellectual property, when in fact they may not be. These claims may require us to initiate or defend protracted and costly litigation, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages or may be required to obtain licenses for the infringing product or service. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be forced to stop using or selling the products and services.

We are dependent upon our ability to interconnect with other telecommunications carriers. We also depend on Bezeq and other suppliers for transmission services and some of our Fixed-Line Services are dependent on our having access to Bezeq and Hot’s fixed-line network. The failure of these carriers to provide these services on a consistent basis could have a material adverse effect on us.

Our ability to provide commercially viable cellular telephone services depends upon our ability to interconnect with the telecommunications networks of existing and future fixed-line, cellular telephone and international operators in Israel in order to complete calls between our customers and parties on the fixed-line or other cellular telephone networks. All fixed-line, cellular telephone and international operators in Israel are legally required to provide interconnection to, and not to discriminate against, any other licensed telecommunications operator in Israel. We have signed interconnect agreements with cellular telephone network operators in Israel, and with Israeli international operators, and in 2008, we signed an agreement with Bezeq for the provision of fixed-line transmission services which replaces an earlier transmission agreement. We have interconnect relations with Bezeq and HOT although we are currently operating without any formal agreements with Bezeq, and our day-to-day arrangements with Bezeq substantially conform to a draft interconnect agreement negotiated with Bezeq.  In connection with the ISP services and VoB fixed telephony services to the residential market, we also depend on Bezeq’s and HOT’s internet broadband access infrastructure in order to be able to provide those services.

We are also dependent on the submarine infrastructure made available by Mediterranean Nautilus Israel Ltd ("Med Nautilus"), which provides mutual international transmission based on fiber optics between Israel and other countries. See “Item 10C. Material Contracts”.

We have no control over the quality and timing of the investment and maintenance activities that are necessary for these entities to provide us with interconnection to their respective telecommunications networks. Disruptions, stoppages, strikes and slowdowns experienced by them may significantly affect our ability to provide telecommunication services. The failure by our suppliers to provide reliable interconnections and transmission services to us on a consistent basis could have a material adverse effect on our business, financial condition or results of operations.

We depend on a limited number of suppliers for our handsets and network equipment. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of handsets and network equipment or maintenance support on a timely basis.

We purchased our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software, from Ericsson and Nokia. As of January 2008, we purchase all our UMTS network equipment from Ericsson, and are therefore materially dependent on Ericsson as our sole vendor for our UMTS network.  We purchase the majority of our handsets from a limited number of suppliers. We cannot be certain that we will be able to obtain handsets or equipment from one or more alternative suppliers on a timely basis in the event that any of our suppliers is unable to satisfy our handsets or equipment requirements, or that the equipment provided by such alternative supplier or suppliers will be compatible with our existing equipment. Our handset suppliers may experience inventory shortages from time to time.

Our results of operations could be adversely affected if Ericsson or one of our other key suppliers fails to provide us with adequate supplies of equipment, as well as ongoing maintenance and upgrade support, in a timely manner. In addition, our results of operations could be adversely affected if the price of network equipment rises significantly. In our experience, suppliers from time to time extend delivery times, limit supplies and increase the prices of supplies due to their supply limitations and other factors.  If the availability of handsets furnished by our handset suppliers is insufficient to meet our customers’ demands, we may lose opportunities to benefit from demand for this product, and our unserved customers may migrate to our competitors. In addition, the constant development of new handsets can render existing handsets obsolete resulting in high levels of slow moving inventory.

Our marketing strategy relies on using the international Orange brand. If our brand license agreement terminates or is revoked, we will lose one of our main competitive strengths.

Our marketing strategy relies on the use of the international Orange brand, which we license from Orange Brand Services Limited, a member of the France Telecom Group ("Orange").  The license granted to us under the agreement that was entered into on July 1, 1998, shall be in effect for as long as we are able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel and for as long as we comply with the terms of the agreement. Under the brand license agreement, Orange may terminate our license if they determine that we have materially breached the agreement and such breach has not been remedied within a certain time period.   If we lose the use of the Orange brand, we would lose one of our main competitive strengths and have to create and position a new brand, which could require substantial time and financial resources. As a result, our business and results of operation may be negatively affected.

The political and military conditions in Israel may adversely affect our financial condition and results of operations.

The political and military conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners and political instability within Israel or its neighboring countries are likely to cause our revenues to fall and harm our business. During the last decade, there has been a high level of violence between Israel and the Palestinians, including missile strikes by Hamas against Israel, which led to an armed conflict between Israel and the Hamas in December 2008 and January 2009. Ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on the Israeli economy, in general, and on our business, financial condition or results of operations. In particular, in recent conflicts, missile attacks have occurred on civilian areas, which could cause substantial damage to our infrastructure network, reducing our ability to continue serving our customers as well as our overall network capacity. In addition, in the event recent political unrest and instability in the Middle East, including changes in some of the governments in the region, causes investor concerns resulting in a reduction in the value of the shekel, our expenses in non-shekel currencies may increase, with a material adverse affect on our financial results.

Some of our directors, officers and employees are currently obligated to perform annual reserve duty. Additionally, all reservists are subject to being called to active duty at any time under emergency circumstances. In addition, some of our employees may be forced to stay at home during emergency circumstances in their area. We cannot assess the full impact of these requirements on our workforce and business if conditions should change.

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

Moreover, the Prime Minister of Israel may, under powers which the Telecommunications Law grants him for reasons of state security or public welfare, order us to provide services to the security forces, to perform telecommunications activities and to set up telecommunications facilities required by the security forces to carry out their duties. While the Telecommunications Law provides that we will be compensated for rendering such services to security forces, the government is seeking a change in the Telecommunications Law which would require us to bear some of the cost involved with complying with the instructions of security forces. Such costs may be significant and have a negative impact on our revenue and results of operations.

Operating a telecommunications network involves the inherent risk of fraudulent activities and potential abuse of our services, which may cause loss of revenues and non-recoverable expenses.

There is an inherent risk of potential abuse by individuals, groups, businesses or other organizations that use our telecommunications services and avoid paying for them. The effects of such fraudulent activities may be, among others, a loss of revenue and out-of-pocket expenses which we will have to pay to third parties in connection with those services, such as interconnect fees, payments to international operators or to operators overseas and payments to content providers. Such payments may be non-recoverable. Although we are taking measures in order to prevent fraudulent activities, we have suffered from these activities in the past, and we may suffer from them in the future. The financial impact of fraudulent activities that have occurred in the past has not been material. However, we cannot assure you that should fraudulent activities occur in the future, they will not materially affect our financial condition and results of operations.

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

We have hedged a portion of our foreign currency commitments. As of December 31, 2011, the notional amount of our foreign currency forward derivatives: Receive USD and Pay NIS was US$ 100 million and Receive USD and Pay EUR was EUR 20 million. Our derivative transactions are mainly designed to hedge short-term cash flows related to anticipated payments in respect of purchases of handsets and capital expenditures in foreign currency as well as payments to foreign international operators.

Our bank credit facility borrowings, bank borrowings and repayments of principal and interest on our Series A Notes due 2012, Series B Notes due 2016, Series C Notes due 2018, Series D Notes due 2021 and Series E Notes due 2017 are currently in shekels, of which Series A, B and C, and bank borrowings, at a total principal of NIS 2,564 million (including current maturities, less offering expenses) are linked to the consumer price index (“CPI”). We may not be permitted to raise our tariffs pursuant to our license in a manner that would fully compensate for any increase in the CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue.

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for more information regarding the Company’s exposure to exchange rate fluctuations and inflation.

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which may have a material adverse effect on our operating results and our share price.

        Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to the evaluation of our internal control over financial reporting have resulted in increased general expenses and required substantial management time and attention. We expect these efforts to require a continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Although our management has concluded that our internal control over financial reporting was effective as of December 31, 2011, we may identify material weaknesses or other disclosable conditions in our future control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and significant effort and expense, and could have a material adverse effect on our operating results and on the market price of our ordinary shares

We may not be able to fulfill our dividend policy in the future. If we implement our current dividend policy, we might reduce our future cash reserves, which may require us to borrow additional money.

We first distributed dividends in 2005, and we have distributed dividends in each subsequent year. On March 16, 2010, the Company’s Board of Directors approved a dividend policy, targeting a minimum of 80% payout ratio of annual net income for the year 2010. This dividend policy was reaffirmed by the Board of Directors with respect to 2011 and on March 21, 2012, with respect to 2012.

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

 In 2009 we experienced a substantial decline in our roaming service revenues due in part to a reduction in incoming and outgoing tourism as a result of the global economic recession and also due to the decrease of outgoing minutes of our business subscribers. If a recession or economic downturn reoccurs, usage of our services may decrease and we may not otherwise be able to compensate for lost revenues, it may have a material adverse effect on our results of operations and financial condition. Subscribers may also be more inclined to switch to using low-cost service providers which may increase the rate of churn. Furthermore, the economic downturn may adversely affect third parties we rely upon in the provision of our services, including interconnecting telecommunication providers, roaming partners and services and equipment providers. If those providers fail to provide reliable and consistent services and/or equipment to us in accordance with the requisite standards of quality and on a timely basis, our ability to provide services to our subscribers may be reduced in scope and/or in quality until and inasmuch as an alternative provider can be found. An alternative provider and/or solution may involve additional expenses and/or investments on our part and/or may involve terms that are less favorable to us including reduced revenues. Particularly in light of current global economic conditions, there can be no assurance that we will be able to obtain additional bank loans, issue new corporate notes or securitize accounts receivable on acceptable terms or at all, which could have a material adverse effect on our cash flow and financial condition.

3D.3        RISKS RELATED TO OUR PRINCIPAL SHAREHOLDER

45.94% of our shares and voting rights are indirectly controlled by a single shareholder.

As of February 29, 2012, our controlling shareholder, Mr. Ilan Ben-Dov, held indirectly 45.94% of our issued and outstanding shares and total voting rights as a result of his indirect control of Scailex Corporation Ltd. (“Scailex”) and Suny Electronics Ltd.(“Suny”).

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

On February 1, 2012, Scailex filed an immediate report stating that its Board of Directors resolved to appoint Deutsche Bank and Lazard Freres to advise Scailex to propose potential purchasers and to formulate a deal structure in any transaction regarding Scailex itself and/or Scailex's holding in Partner and the joining of a significant partner to Partner, including the possibility of transforming Partner or Scailex into a private company.  Deutsche Bank has confirmed that it will be able to supply Scailex a credit line of up to $1 billion with respect to a possible transaction, subject to certain conditions. As of the date of this annual report, we do not have, or have access to, any non-public information regarding the advice which may be provided or the transactions, conditions or timetables which may be considered by Scailex and its advisors.

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

•	On March 31, 2001, we had over 1,000,000 cellular subscribers.

•	In July 2001, we registered our ordinary shares for trading on the Tel Aviv Stock Exchange.

•	In December 2001, the Ministry of Communications awarded us two bands of spectrum: one band of GSM 1800 spectrum and one band of 2100 UMTS third generation spectrum.

•	In June 2002, our license was extended until February 2022.

•	In August 2003, we had over 2,000,000 cellular subscribers.

•	In December 2004, we commercially launched our 3G network.

•	In March 2005, we completed a debt offering, raising NIS 2.0 billion in a public offering in Israel of notes due 2012.

•	In April 2005, we repurchased approximately 33.3 million shares from our Israeli founding shareholders, representing approximately 18.1% of our outstanding shares immediately before the repurchase.

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

•
In July 2006, we purchased Med-1 I.C.–1 (1999) Ltd.’s fiber-optic transmission business for approximately NIS 71 million, in order to enable us to reduce our transmission costs as well as to provide our business customers with bundled services of transmission of data and voice and fixed-line services.

•	In January 2007, we were granted a domestic fixed license by the Ministry of Communications, and in February 2007 we were granted a network termination point license.

•	In August 2008 the ISP license granted to us in 2003 by the Ministry of Communications was renewed for an additional period of five years.

•	In December 2008 and January 2009, we launched three additional non-cellular business lines: VoB telephony services, ISP services and Web VOD (video on demand).

•
In October 2009, Scailex became our principal shareholder through acquiring the entire interest in the Company of our previous controlling shareholder. Scailex is indirectly controlled by Mr. Ilan Ben-Dov. See “Item 3D.3 45.94% of our shares and voting rights are indirectly controlled by a single shareholder”.

•
In February 2010, the District Court approved the application submitted by the Company for a special dividend distribution in the total amount of NIS 1.4 billion (exceeding the surpluses for distribution) to the Company’s shareholders (“the capital reduction”). Following the District Court’s approval, a total amount of NIS 1.4 billion or approximately NIS 9.04 per share was paid on March 18, 2010, to shareholders and ADS holders of record on March 7, 2010, which resulted in a reduction of the shareholders’ equity by an equal amount.

•
In October  2010, we entered into a share purchase agreement to acquire all of the outstanding shares of 012 Smile Telecom Ltd. from Merhav-Ampal Energy Ltd. 012 Smile, a private Israeli company, is a leading provider of communication services in Israel, which provides a wide range of broadband and traditional voice services. 012 Smile's broadband services include broadband Internet access (ISP) with a suite of value-added services,  specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband (VOB) and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network. 012 Smile's network allows it to provide services to almost all of the homes and businesses in Israel. The acquisition will allow us to become a leading comprehensive communications group, expanding our services and products.

•
After receipt of approval from the Anti Trust Commissioner and the Ministry of Communications, the transaction was completed on March 3, 2011. However we were required by the Ministry of Communications to maintain 012 Smile’s operations structurally separated until December 14, 2011.

•
On December 25, 2011, the Company announced a change in the organizational structure, in which the parallel infrastructure and headquarters activities of Partner and 012 Smile will be merged and integrated. As part of the integration strategy, along with maintaining separate segments (cellular and fixed-line), the headquarter services of 012 Smile and the Company, including human resources, finance, legal, procurement and logistics, will be integrated and will be provided jointly under an integrated management.

For information on our capital expenditures for the last three financial years, and for the principal capital expenditures currently in progress, see “Item 5B. Liquidity and Capital Resources – Capital Expenditures”.

4B. Business Overview

Partner Communications Company Ltd. is a leading Israeli telecommunications company, providing a range of cellular and fixed-line telecommunication services. We offer our subscribers competitive tariffs, technologies and services that we believe are advanced, including our 3G services and cellular data services through external or internal (in laptops) cellular modems, tablets and smartphones.

As part of our strategy to evolve into a diversified multi-service communications group, we supply our services through two business segments:-

-
the cellular business segment, our main business, which represents the substantial portion of our total revenues. The cellular business segment includes all services provided over our cellular networks including airtime, interconnect, roaming and content services. In addition, the cellular business segment’s activities include sales of relevant equipment including cellular handsets, tablets, datacards, modems including built-in modems in laptops and related equipment and accessories.

On December 31, 2011, we had approximately 3,176 million cellular subscribers, representing an estimated 32% of total Israeli cellular telephone subscribers at that date. At December 31, 2011, approximately 72% of our customer base (approximately 2,282,000 subscribers) was represented by subscribers who subscribe to post-paid tariff plans and 28% (approximately 894,000 subscribers) by subscribers who subscribe to pre-paid tariff plans.  (For a definition of “subscriber”, see “Item 3A. Selected Financial Data  --  Partner Data”.); and

-
the fixed line business segment, which includes a number of services provided over fixed line networks including (1) transmission services; (2) Primary Rate Interface ("PRI") lines for business sector customers; (3) Voice over Broadband ("VoB") telephony services; (4) outgoing and Incoming international telephony, hubbing, roaming and signaling and calling card services (ILD); and (5) Internet service provider ("ISP") services, including value added services, specialized data services and server hosting, and WiFi network of hotspots across Israel. In addition, this segment includes sales of related equipment such as routers and phones.

As of December 31, 2011, our fixed-line telephony subscriber base for both residential as well as business subscribers reached approximately 292,000 lines and our ISP subscriber base reached approximately 632,000 customers.

Subscribers to more than one service including cellular, fixed- line and ISP services are counted separately for each service for the purposes of subscriber count.

We market our services under the Orange brand which is licensed to us and has been used successfully in other markets around the world to promote telecommunications services.  Throughout the years Orange has been the leading telecommunications brand in Israel. We also market some of our Fixed-Line Services under the 012 Smile brand.

Our GSM/UMTS network covered 99% of the Israeli population at year-end 2011. We currently operate our GSM network in the 900 MHz and 1800 MHz bands and the UMTS network in the 2100 MHz band and experimentally in the 900 MHz band. Our GSM services include standard and enhanced GSM services, as well as value-added services and products such as roaming, voice mail, voice messaging, color picture messaging, ringtone and game downloads, information services, and General Packet Radio Services (“GPRS”), which enables the packet transfer of data.

Our 3G network offers a wide range of services, such as video calls, a portal of content services including a rich selection of video-based services, and the transmission of data.

In 2011, we were named as the number one communications brand in Israel by Superbrands Organization Israel for the third consecutive year. In 2011, we won the “best workplace” award in the telecommunication industry for the sixth time, an award granted to us by Business Data Information.

4B.1        Special characteristics of the Cellular Telecommunications Industry in Israel

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

•
High Ratio of Post-Paid Subscribers. In Israel it is estimated that approximately 80% of the cellular companies’ subscribers subscribe to post-paid plans, which is relatively high compared to the European average.

•
Cellular Telephone Market Saturation. Since 1994, the market has sustained a rapid annual rate of growth from a 2.6% penetration rate at year-end 1994 to an estimated penetration rate in Israel at December 31, 2011, of 128%, representing approximately 10.0 million subscribers out of an estimated population of approximately 8 million. The total number of estimated cellular telephone subscribers includes dormant subscribers and subscribers to multiple networks as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers.

•
Increased Competition due to Regulatory Changes. The recent regulatory changes in the telecommunications industry with respect to new entrants that include MVNOs and new cellular operators, low exit fees, number portability, prohibition of linkage between the sale of handsets and the provision of various benefits regarding cellular services and prohibition of the sale of locked handsets, have created a high level of competition in the industry.

.•
Favorable Geography. Israel covers an area of approximately 8,000 square miles (20,700 square kilometers) and its population tends to be centered in a small number of densely populated areas. In addition, the terrain of Israel is relatively flat. These factors facilitate the roll out, maintenance and subsequent upgrades of a cellular network in a cost effective manner.

•
Strong Potential For Value-Added Services. Published market data shows that the relatively young Israeli population has a propensity to accept and use high technology products. The level of penetration of smartphones in the Israeli market is also estimated to be one of the highest in the world. We believe that these characteristics of the Israeli population has facilitated and will continue to facilitate,  the acceptance of new value-added services, including services for new data devices such as tablets and laptops.

4B.2        Special characteristics of the Fixed-Line Telecommunications Industry in Israel

The fixed-line telecommunications market in Israel is highly competitive in the markets for fixed-line telephony, ILD services and ISP services. The internet market is split between internet infrastructure providers and internet service providers (ISP). While there are only two internet infrastructure providers (Bezeq and the HOT Group), many telecommunication companies hold ISP licenses.

Fixed-line Services

The two main competitors in the fixed-line telephony market are Bezeq and HOT.  In recent years, Bezeq has experienced a significant drop in its traffic volume. Bezeq is a monopoly and thus subject to enhanced regulatory scrutiny, including supervision of tariffs.

        Hot entered this market in 2004, Cellcom entered this market in 2006, 012 Smile entered this market in 2007, we and Netvision entered in 2008, and Bezeq International (VOB only) entered the market in 2009, bringing the number of total players to seven. Following our acquisition of 012 Smile in March 2011, we announced that we will transfer our fixed-line telephony business to 012 Smile.

Broadband and Internet services

The Israeli broadband market is characterized by a regulatory structural separation between the providers of the internet access infrastructure services and the internet access services. Based on the reports of Bezeq and Hot, at the end of September 2011, there were approximately 1.864 million subscribers, and the household penetration rate was approximately 85%. The only providers of infrastructure in the market are Bezeq through ADSL technology and Hot through cable. ADSL services were launched by Bezeq in 2000 and currently represent an approximate 60% share of broadband connections. Cable modems, which account for the rest of the market, have been available since 2002.

Hot announced in 2010 that it had completed the upgrade of its network to UFI (Ultra Fast Internet) and Bezeq has announced that it will complete upgrading its network to high speed NGN in 2012. In December 2011, Bezeq announced it will start a limited trial to test a Fiber to the Building (FTTB) and Fiber to the home (FTTH) network. In February 2010, the Ministry of Communications provided a trial license to the Israeli Electric Company, allowing it to use its fiber optic infrastructure to provide transmission services to other operators. In March 2011, the Israeli government approved the establishment of a new communications company that will be granted the exclusive right to use the Israeli Electric Company’s optic fiber infrastructure for the provision of broadband transmission services. The new company will be controlled by a private investor (51%) which may not hold any means of control in another communications company, and the Israeli Electric Company (49%).

Transmission and fixed-line data services are provided by Bezeq, Hot, Cellcom and us. These services are provided to business customers and to telecommunications operators.

        Internet access is currently provided by three major Internet service providers, or ISPs  --   Netvision, Bezeq International and us  --  as well as some other niche players. Hotnet, a subsidiary of Hot, began providing ISP services in February 2012. The Company estimates that it accounted  for approximately 35% of the ISP market in 2011, with the rest of the market split approximately equally by the other two major providers. All three major providers are also suppliers of international long distance services (see below).

         Until 2011, the Israeli ISPs were connected to the World Wide Web through an underwater communications cable owned and operated by Mediterranean Nautilus Ltd., a subsidiary of Telecom Italia SpA. In January 2012, Bezeq International announced that its own underwater communications cable was operational and in February 2012, the Tamares Group’s underwater communications cable commenced operations. We expect that these additional underwater cables will increase the effective bandwidth of international data connectivity and reduce costs for ISPs. However, proposed regulation published for public comments by the Ministry of Communication in November 2011, proposes certain limitations on the terms of agreements with Med Nautilus, which would, among others, limit the discounts and capacity Med Nautilus may provide and force ISP providers (other than Bezeq International) to purchase capacity on less favorable terms and prices.  See "Item 3D.1- We operate in a highly regulated telecommunications market which limits our flexibility in managing our business and may materially and adversely affect our business and results of operations" for further details.  See also “Uncertain future of the ISP market.” under “Item 3D.2 Telecommunications Industry Consolidation”.

International long distance services

International long distance (ILD) services in Israel have been open for competition since December 1996. Until then, Bezeq International, was the only supplier of such services. There are currently six players in this market. The three major players are: Bezeq International, Netvision and us. The other players are Xfone Communications, Telzar International Communications Services Ltd., which commenced operating in February 2011 and a sixth operator, Hilat Ltd., that commenced operations in January 2012. We estimate the market share of the three major players to be similar.

4B.3        Our Strategy

We intend to continue to enhance revenues and profitability, and to create value for our shareholders, customers and employees. In order to accomplish this, we intend to:

•
Pursue our Evolution into a Diversified Multi-service Communications Group. We are continuing to broaden and diversify our portfolio of products and services to evolve into a diversified multi-service communications and media service provider. In addition to our major business providing cellular telecommunications services, our services offering range now includes fixed-line telephony, ISP services, transmission services and, ILD services and other accompanying telecom and media services. The acquisition of 012 Smile in 2011 enables us to expand our service offerings (see “Item 4A. History and Development of the Company”).   We also intend to further enrich our media and content offerings in order to attract new customers and increase the level of loyalty and satisfaction of our existing customer base. Our licenses to operate in various telecommunications areas enable us to provide a wide range of services that will potentially be used to create a bundle of telecom and other adjacent services which we believe will favorably affect our ability to limit churn rates, increase customer loyalty, maximize the synergy between our lines of business and generate additional streams of revenues.

•
Maintain Strong Branding. We believe that a focused marketing strategy based upon strong branding for our products and services has substantially reinforced our subscriber loyalty. We intend to continue to promote a strong brand. We also intend to support our branded image by continuing to focus on service, innovation and advanced technology.

•
Customer Centric Strategy. We place a priority on striving for excellence in the customer experience and differentiating ourselves from our competitors by our high level of customer service.   Through our offering of telecommunications services, our tariff packages and our customer service, we provide added value to our customers.  Internally, we seek to improve and align all company business model elements to deliver consistent satisfaction at each step of the customer's experience.

•
Improve Efficiency. We place a premium on improving operational efficiency, adjusting costs and workforce to a level appropriate for evolving market conditions.  During the fourth quarter of 2011, the structural separation between the Company and 012 Smile was terminated and we started the process of merging the fixed-line businesses of Partner and of 012 Smile. We are currently in the process of integrating some of the headquarter activities, including human resources, finance, legal, procurement and logistics, under one management structure. This process is designed to maximize operating synergies and to enhance the organizational and managerial focus required for dealing with the market challenges in both the short and the long term.

•
Growth in Mobile Broadband. We are pursuing growth in mobile broadband to capitalize on the rapid increase in demand for ubiquitous mobile data services and devices. In this context, we are responding to the rapid growth of mobile data traffic, and adopting targeted segmentation and pricing strategies as well as taking advantage of different broadband connection modes, to deliver a valuable quality of broadband service to users.

•
Maintain High Quality Network.  We have had and shall continue to have, a commitment to ensuring network quality of both our cellular and transmission networks and the integration of technological progress to support mobile broadband growth.  We continuously invest in our transmission network and are preparing our network for upgrading to 4G, while ensuring smooth migration from existing networks to next generation networks.

4B.4        Competitive Strengths

We believe that the following competitive strengths differentiate us from our competitors and will assist us in achieving our mission and implementing our strategies:

•
Wide variety of communication products. We believe that our offering of VoB, ISP services and ILD services, strengthens our position in the communications market. Offering a wide variety of combined mobile and fixed-line products and services will enable us to better compete with the bundled services of other players, increase customer loyalty, and serve as an additional source of revenue.

•
Focus on Customer Experience. We believe we provide a quality customer experience through quick, simple and reliable handling of customer needs and interactions, which we have achieved through investments in technology, launching new and clear plans, launching a new portfolio of smartphones and tablets, and training of customer service skills.

•
High Quality Networks. We believe that we set high standards for network quality.  Our use of sophisticated network planning and optimization tools and techniques, and our investment in dense base cellular station coverage, together with our transmission network, have produced a high quality network.

•
Strong Brand Identity. Since the launch of our full commercial operations in the cellular segment in 1999, we have made a substantial investment in promoting our brand identity in Israel to represent quality, innovation and customer service. Our marketing activities have resulted in wide-scale recognition of our brand for cellular services in Israel.

•
Strong and Motivated Management Team. We have been able to attract a number of Israeli senior managers from the telecommunications, high-tech and consumer products industries. Our management team is experienced and highly respected and, we believe, well-positioned to manage and lead the Company.

4B.5        Marketing and Brand

We believe that a focused marketing strategy is critical to support our goal of sustaining our position as a leading provider of quality and innovative communications solutions in Israel. Our marketing strategy is based upon the strong international Orange brand and emphasizes high value for money, network quality, feature rich services, simplicity, innovation and customer service. In addition, since we entered the VoB/ISP businesses in 2009, and subsequently acquired 012 Smile in 2011, the Company is marketing its services under two brands, Orange and 012 Smile.  The Orange brand has continuously maintained its advertising and media language and invests in strengthening the brand values.

In order to promote our advanced new handsets, tariffs and services, we employ a large number of promotional activities and use a broad range of advertising media. During 2011 we continued to pursue extensive advertising presence in the media in order to maintain high exposure for our brand and advanced technologies. Our main advertising activities focus on promoting the subscribership and usage of 3G and HSPA services, and of advanced mobile applications and content such as mobile broadband using data-cards and smartphones, as well as increasing loyalty among our customers. Our marketing strategy focuses on promoting our services to various segments of the Israeli population, and we have extended this strategy to our 3G services. We advertise our services in several languages. In addition to traditional media, we promote our brand and services by sponsoring and initiating cultural and community programs. We use the distinctive Orange brand logo in our promotional activities and advertising. See “Item 4B.13 Intellectual Property”.

4B.6        Services and Products

Our principal business, which provides approximately 81% of our revenues, is currently the provision of Cellular Services in Israel. Approximately 19% of our revenues (excluding inter-segment revenues) are generated through our Fixed-Line Services.

Our goal is to provide the best mobile broadband and fixed line network, offering a wide range of content to the cellular and fixed line products and provide an excellent customer experience.

Cellular Services. Our major service is cellular telephony service – provided on both our GSM/GPRS network and our UMTS/HSPA network. Our basic offer includes domestic mobile calls, international dialing, roaming, voice mail, short message services, intelligent network services, content based on our cellular portal, data and fax transmission, mobile broadband and other services. We are continually developing tailored value-added services to meet the special needs of our subscribers and to enhance our long-term relationship with our subscribers.

Our 3G network offers a wide range of services, such as a mobile portal of content services and applications including a rich selection of television, music and games under the Orange brand, and the transmission of data at speeds of up to 21 Mbps1. We have concluded content agreements with a variety of content providers and suppliers in the Israeli television and entertainment industry.

1 The cellular data transmission speed is not constant and is dependent on various factors including coverage, network availability, the chosen connectivity technology, the handset, and cellular , internet and other  telecommunication networks.

Our main focus throughout 2011 was to continue to expand our 3G and HSPA business in Israel and to enhance our relationship with our customers through active retention activities. To meet these goals, we have expanded our 3G handset portfolio to cater to several specific market segments, we have enhanced our content portal offering and we have launched several innovative retention activities including virtual application malls.

During 2011, the Company experienced an increase (as part of a global trend) in the purchase of cellular data packages that allows surfing and data consumption on the cellular network through lap-top computers, smartphones and tablets. The Company expects this trend to continue and to increase during the upcoming year.

Fixed-line Services. We offer fixed-line services that include ISP services as well as home Wi-Fi networks, ILD services, transmission services and VoB telephony services.

•
ISP services. As an internet service provider, we offer our customers ISP services and as a reseller we offer internet access. Our ISP services offering includes email accounts, home WiFi networking, anti-virus and site filtering based on the customer’s restriction definition, and other value added internet services. Furthermore, we offer an advanced set of communications services that house web servers and related software and provide connectivity to the Internet for business customers.  See "Item 3D.2 Telecommunications industry consolidation - Uncertain future of the ISP market".

•
ILD services. As an international long distance provider we offer our residential and business customers international telephony services including direct international dialing services, international and domestic pre-paid and post-paid calling cards and call-back services. In addition, we offer our business customers international toll-free numbers and an international cellular service that offers fixed rates on calls from anywhere in the world.

•
Transmission. We provide fixed-line transmission and data capacity services. Our fixed-line capacity also includes capacity which we lease from other land-line telecommunications service providers. The services we offer include primarily connectivity services by which we provide high quality, dedicated, point-to-point connection for business customers and telecommunications providers, as well as fixed-line services to business customers.

•
VoB. This service allows users to make and receive telephone calls over the Internet through an internet connection. We offer traditional voice services to residential and business customers throughout Israel. Our service includes Quality of Service, which ensures high quality voice transmission regardless of the load on the internet connection, and a home gateway which is unique in the Israeli market for its range of sophisticated functionalities, including call "hijack" between the customer’s fixed and mobile telephone lines.

4B.6.4     Handsets

We provide handsets to our subscribers, usually with rebates on usage. Following the launch of our HSPA network, most of our handset sales were smartphone handsets that enable customers to use content services with high-speed rates of data transmission, cellular modems and lap-tops with HSPA embedded data cards and tablets.

4B.6.1     Tariff Plans

 As of December 31, 2011, approximately 72% of our cellular subscriber base (approximately 2,282,000 subscribers) subscribed to post-paid tariff plans, and 28% (approximately 894,000 subscribers) subscribed to pre-paid tariff plans.

Our post-paid cellular business tariff plans offer features attractive to business users such as charging fees based on airtime usage without adding the interconnect charges imposed by other cellular and fixed-line providers for calls made by our subscribers that terminate on third party networks, and providing discounts for calls to designated numbers within a subscriber’s calling circle. In addition, we usually offer rebates on usage to customers joining these cellular tariff plans.

The elements of our cellular tariff plans for post-paid private customers are packaged and marketed in various ways to create tariff packages attractive to target markets, including families, military, teens, students and other sectors. Our cellular tariff plans for private customers feature a certain number of free minutes for calls made between family members and special discounts on tariffs for calls among a limited number of family members or friends. They also offer limited handset subsidies. Based on an amendment to our license, standard subscriber agreements with private customers may be for a maximum period of 18 months. However, as of February 2011, our private customers subscriber agreements no longer have any commitment period.  Under our pre-paid plans, upon purchase of a SIM card or phone card or prepayment by credit card, customers can use our network, including some of our value-added services, without the need to register with us or enter into any contract. Our pre-paid plans enable us to compete in the pre-paid cellular services market.

We also offer tariff plans that allow our subscribers to limit their maximum monthly usage.

For our Fixed-Line Services, we have a wide range of diverse plans to meet the needs of the various sub- markets. In the ILD services market we have tariff plans based on call destinations and level of use. We also offer pre-paid plans for our various services. Our Internet Service prices are based on bandwidth. Our VoB packages are based on minutes of use for both fixed-line as well as cellular services.

4B.6.2     International Roaming

Israelis are frequent travelers, and Israel is a highly visited country. According to the Israel Central Bureau of Statistics, in 2011, more than 4 million overseas departures of Israelis were recorded, and almost 3.6 million people visited Israel during 2011. Roaming allows a mobile phone subscriber to place and to receive calls while in the coverage area of a network to which he or she does not subscribe and to be billed for such service by his or her home network. Facilitating international roaming was a primary design goal of the GSM system from its inception. A GSM roamer can therefore expect to enjoy substantially the same services, features and security while traveling as he does at home. We consider international roaming to be a significant source of revenue. The Ministry of Communications may introduce new regulations that would limit our revenues from roaming services.  See “Item 4B. Regulation-4.6 Hearings and Examinations” and also “Item 3D.1Risks Relating to the Regulation of Our Industry - Recent and potential future regulation and negotiation of roaming tariffs, both within Israel and elsewhere, may increase our roaming expenses, decrease our roaming revenues and prevent us from raising our tariffs. If our competitors, including new entrants into the telecommunications market, can deliver a more cost effective roaming service or more sophisticated roaming services, then our subscribers may migrate to those competitors and our results of operations could be adversely affected.” for risks relating to the regulation of roaming tariffs.

At December 31, 2011, we had commercial roaming relationships with 424 operators in 183 countries or jurisdictions and 215 3G roaming agreements in 100 countries. We also have agreements with satellite operators, providing global coverage, requiring the use of unique handsets. Creating roaming relationships with multiple operators in each country increases potential incoming roaming revenue for us and gives our subscribers more choice in coverage, services and prices in that country.

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

4B.6.3     Value-Added Services

Cellular Services. In addition to standard GSM value-added services, including voice mail, Short Message Service (“SMS”),  fax mail, call waiting, call forwarding, caller identification and conference calling, we offer a variety of additional value-added services including among others, various content services, GPS, mail services, backup and synchronizing services, visual voice mail and vehicle fleet management. These services and others are important to our business as they create differentiating factors and increase customer usage and satisfaction. We continuously track all major market developments regarding value-added network services, and we intend to implement and offer those services that are likely to be popular with customers and which would add value to our business.

Fixed-line Services. In addition to standard fixed-line value-added services, we offer a variety of additional value-added services defense and security services for the computer and e-mail that include among others, parental monitoring control, firewall, web hosting, anti-virus and site filtering based on the customer’s restriction definition, and other value added internet services including hosting, cloud based hosted services and virtual switchboard.

4B.6.6     Customer Service

Our customer support and service provides several channels for our customers: call centers, walk-in centers and self-service support, which includes Interactive Voice Response (“IVR”), web-based services and automated SMS.

Call Centers. Guided by our aim to provide high quality service, our call-center services are divided into several sub-centers: customer segment (business, private and pre-paid) and specialized support and services (finance, network, international roaming and data transfer related issues). The call center services are provided in several languages.

Walk-in Centers. We currently operate 34 service and sales centers across Israel. These centers provide a face-to-face, uniformly designed, contact channel and offer all services that we provide to customers: sales, handset upgrade, handset maintenance and other services (such as finance, rate-plan changes and subscription to new services). Lease agreements for our retail stores and service centers are for periods of two to five years. We have the option to extend the lease agreements for different periods including the initial lease period. See also note 21 to our consolidated financial statements.

Self-Service. We provide our cellular customers with various self-service channels, such as IVR, web-based services, services via SMS and services via WAP. These channels provide general and specific information, including tariff plans, account balance, billing-related information and roaming tariffs. They also provide customers with information regarding trouble shooting and handset operation, and enable customers to activate services and to download content.

All of our service channels are monitored and analyzed regularly in order to ensure the quality of our services and to detect areas that require improvement.

Management Systems.  Our management systems are certificated and monitored by IQC (The Institute for Quality and Control, an RVA accredited Certification Body authorized by Bureau Veritas Quality International) to the appropriate international standards:

•	ISO 9001:2008, which focuses on fulfillment of clients and legal requirements;

•	ISO 14001:2004, which coordinates our commitment to habitat and environment; and

•	OHSAS 18001:2007, which directs our efforts to provide a safe and healthy work environment at our premises.

4B.7        Sales and Distribution

We apply a multi-channel approach to target various market segments and to coordinate our sales strategy.

We distribute our services and products primarily through:

•	direct sales channels, which consist of sales centers call centers and business sales representatives; and

•	indirect sales channels, which consist of traditional networks of specialized dealers and non-traditional networks of retail chains and stores.

4B.7.1     Direct Sales Channels

Orange Sales and Service Centers: All of our walk-in centers in stores and malls serve as sales centers. The face-to-face contact enables customers to get the “feel and touch” of new handsets, tablets and services demonstrated by our representatives. The “feel and touch” approach enables us also to promote in particular our 3G products and services.

Direct Sales Force: Our sales force is comprised of service and sales representatives.

•	A team of regional representatives and customer account managers, located in regional offices, supports small to medium-sized businesses.

•	A team of corporate representatives and customer account managers who support large corporate customers.

•	A “door to door” sales-force located in regional offices focuses on individual and small business customers.

•	A telemarketing department conducts direct sales by phone (to private and business customers), initiates contacts with prospective customers and coordinates appointments for the sales representatives.

Our sales force undergoes regular training to improve their skills of selling advanced solutions such as cellular data, intranet extension and connectivity, virtual private networks, location based services, m2m services, and other value-added services that appeal to corporate customers.

In addition, as of December 31, 2011, we have 34 Orange stands in shopping centers throughout the country, as well as eight shops that specialize in sales and handset upgrades.

4B.7.2     Indirect Sales Channels

 At December 31, 2011, we had agreements with 27 traditional dealers providing 51 points of sale, selling a range of our products. The private dealer network is an important distribution channel because of its ability to attract existing cellular users to our network. Our dealer network focuses primarily on sales to individual customers and, to a lesser extent, small business customers. Most of our dealers specialize in sales for post-paid customers, and others specialize on sales for pre-paid customers and distribution of pre-paid handsets to sub-dealers. In addition, we have specific dealers that target different segments of the Israeli population with the appropriate style, language and locations. We provide regular training to employees of our dealers to update them on our products and services. Our dealer managers visit dealers on a regular basis to provide information and training, answer questions and solve any problems that may arise. We pay our dealers commissions, however, dealers are not entitled to commissions for any customers that terminate their service within 90 days of activation.

All indirect sales channels are supported by a specialized “dealer support” call center providing information, support and coordination of appointments of car-kit installations.

4B.8        Customer Contracts and Credit Policy

 As of 2011, our standard subscriber agreements with most of our private subscribers are without commitment periods. Most of our business subscribers sign 36-month contracts. Subscribers are billed monthly for airtime charges and charges per services. All customers are supervised by daily reports in order to display exceptional usage. Roaming access for direct debit subscribers is subject to credit scoring by Partner’s credit supervisors with the assistance of outside credit agencies and may require additional guarantees or deposits.

Our subscribers pay for their services by credit card or by direct bank debit. All credit card accounts are subject to an initial maximum credit limit each month, which varies depending upon the type of credit card and for which we obtain prior approval from the card issuer. When a subscriber account reaches this limit, we may seek approval from the card issuer. If the card issuer does not grant the approval, we may require the subscriber to provide other means of payment or arrange an increase in the approved limit from his credit card issuer. If this does not occur, the subscriber’s usage may be limited or suspended until we receive a cash deposit or guarantee from the subscriber.

Most of our cellular subscribers pay for the handsets in 18 or 36 installments, which are charged directly to their credit card or to their monthly bill. If the subscriber opts to pay for the installment via his monthly bill, the outstanding installment payments are not secured. Subscribers acquiring more than ten handsets (or less in certain circumstances) are subject to a credit scoring review performed by Partner’s credit supervisors with the assistance of outside credit agencies. See "Item 4B Regulation 4.2 Regulatory Consumer Amendments".

4B.9        Our Network

We have built an extensive, resilient and advanced network system in Israel, allowing us to offer our services with extensive coverage and consistent high quality. During the years ended December 31, 2010 and 2011, we made capital expenditures of NIS 251 million and NIS 254 million ($66 million), respectively, in our network infrastructure, including optic fibers.

4B.9.1     Overview

Our network is a converged fixed and mobile telecommunications network. For mobile services we built a third generation wireless network, which offers full interactive multimedia capabilities.  This technology brings wire-free networks significantly closer to the capabilities of fixed-line networks. Improvements in coding and data compression technology provide better voice quality and more reliable data transmission. UMTS is the global standard adopted for the implementation of third generation wireless telecommunications capable of data rates of 21 Mbps and is the 3G technology we use. HSPA is a technological enhancement to our 3G services that offers subscribers the ability to access our 3G services at higher speeds for downloading (HSDPA) and uploading (HSUPA) data.

4B.9.2     Infrastructure

As of December 31, 2011, our GSM network domain consisted of 1,949 macrobase transceiver stations, 105 microbase transceiver stations and 510 indoor transceiver stations, all linked to 35 base station controllers. The base station subsystem is controlled by 11 cellular switching centers. Base transceiver stations, cellular switching centers and base station controllers are interconnected by approximately 3,500 transmission links. Ericsson and Nokia -Siemens Networks (NSN) supply our base station controller and base transceiver station sites for our GSM and GPRS network.

As of December 31, 2011, our UMTS network domain consisted of 1,918 macrobase transceiver base stations, 42 microbase transceiver stations and 415 indoor transceiver stations, all linked to 17 radio network controllers. The base station subsystem is controlled by 8 mobile switching centers and 11 media gateways. The base transceiver stations, the mobile switching centers and the radio network controllers are interconnected by approximately 5,500 transmission links. As of January 2008, Ericsson is our sole 3G UTRAN and core network equipment supplier, and we are progressively replacing equipment purchased from other suppliers with Ericsson equipment.

Our fixed-line network domain consists of circuit-switched and Voice over Internet Protocol (VoIP)  platforms. Nokia-Siemens Network, Sonus, Broadsoft and ACME Packet supplies our VoIP solution, whereas the circuits-switched services utilize the mobile switching center platforms alongside Sonus's switches. The International Long Distance network domain consists of Dialogic ILD Switch, together with NSN's Signaling Transit Point.

In addition, our network is interconnected with two public switched telephone companies, Bezeq and HOT, in several locations across Israel. Our network is also directly connected to the three cellular networks, the four Israeli international operators, the fixed-line telephone network of Paltel and the cellular network of Wataniya, and indirectly to the cellular network of Jawwal. Our transmission network is made up of leased lines from Bezeq and other operators and our own microwave links and fiber optic infrastructure. Currently approximately 50% of our transmission network consists of leased lines. Our fiber-optic and microwave transmission network enables us to reduce our transmission costs as well as to provide our business customers with bundled services of data and voice transmission and fixed-line services. Currently, our transmission network has more than twelve hundreds kilometers of fiber optics and more than fourteen hundred kilometers of microwave links.

Our GSM and UMTS radio networks covered 99% of the Israeli population at year-end 2011. We are continuing to expand and improve the coverage, capacity and quality of our UMTS network.

4B.9.3     Network Design

Our primary network design objective is to further expand and improve our network to provide high voice, video and packet quality, service reliability, high capacity and high coverage quality. In formulating our network design objectives, we have been guided by our business strategy to continue to broaden the highest quality network. The quality parameters that we seek to satisfy are those that we believe are important to phone users: voice quality, high data rate packet sessions, low “blocked call” rate, low “dropped call” rate and deep indoor penetration, especially in densely populated areas or areas of special commercial interest. The two main examined parameters used to measure network performance for voice and packet data are the setup call success rate and the dropped calls rate.

With these quality parameters in mind, we rolled out our UMTS/HSPA network starting in 2004, which shares locations with the GSM sites. In December 2007, we signed an agreement with LM Ericsson Israel Ltd. (Ericsson”) for the replacement of third party 3G radio equipment existing in our network, and in October 2010, we signed an agreement with Ericsson for the upgrade of our existing fixed-mobile network and the deployment of our fourth generation network. Ericsson is currently the main supplier of our network. See “Item 10C. Material Agreements”.

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

In our Fixed-Line business we offer telephony lines using VoB technology, PRI voice trunks, Internet Sevices, data transmission and ILD services targeting households and business customers in the Israeli market. These services are provided over third parties’ existing network infrastructure as well as our own partial infrastructure. In order to provide the Fixed-line Services in the residential market, we developed a home gateway box (smartbox), that provides the customer with a setup of a home network WiFi based on the protocol 802.11n, FXS and DECT supported phones, and built-in firewall. This solution enables us to provide services to our customers such as call “hijack” which allows customers to retrieve incoming mobile line calls on their fixed line, improved email accounts, anti-virus and site filtering based on the customer’s restriction definition.

4B.9.4     Spectrum Allocation and Capacity

Spectrum availability is limited and is allocated by the Ministry of Communications through a licensing process. Pursuant to the terms of our license and subsequent allocations, we were allocated 2x10.4 MHz in the 900 MHz frequency band, of which 2x4.8 MHz are shared with Jawwal which operates in the West Bank and the Gaza Strip. See “Item 3D. Risk Factors- We may be required to terminate the use of certain spectrum or to share with another operator some of the spectrum we are currently using on an exclusive basis. We may not be allocated sufficient spectrum band or any spectrum at all needed in order to provide 4th generation (4G) services. These requirements may adversely affect our network quality and capacity as well as our results of operations" for a discussion of the risks associated with regulatory developments in spectrum allocation.

We were also allocated two additional bands of spectrum: 2 x 10 MHz of GSM 1800 spectrum and 2 x 10 MHz and 1 x 5 MHz of UMTS/HSDPA third generation in the 2100 MHz frequency band. We operate GSM 1800 MHz band base transceiver stations that enhance the capacity of our GSM 900 MHz network, and improve our GSM 900 MHz network’s quality.

4B.9.5     Enabling Systems

Our UMTS network offers advanced applications and services including, among others, a UMTS content portal offering a variety of services such as live TV channels, games, maps and directions application, wide range of music (MP3) services. We have installed a video gateway and a streaming server, enabling us to offer our customers a range of video services on UMTS handsets.

4B.9.6     Site Procurement

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

See “Item 4B Regulation- 7 Network Site Permits” for a description of the approvals that are required for the erection and operation of network sites and the requirement to provide indemnification undertakings to local committees.

4B.9.7     Suppliers

Ericsson, together with its affiliates, is a major supplier of GSM equipment with cellular switching centers, base station controllers, base transceiver stations, transit transmission centers, operation support systems and transmission systems equipment. Ericsson is also our major supplier of GPRS network equipment, including GPRS support nodes and gateway GPRS support nodes and UMTS infrastructure equipment, and our sole supplier for our 3G network. In 2010 we entered into an agreement with Ericsson for the upgrade of our existing networks and the deployment of our fourth generation network in Israel. As a result, Ericsson will gradually become our sole supplier of radio equipment and our main supplier of our other network infrastructures. See “Item 10C. Material Contracts”.

Nokia-Siemens, together with its subsidiaries and/or its associated companies also supplies us base station controllers, base transceiver stations and network management system equipment, as well as equipment for our NGN network and 2G cellular telecommunications network. Nokia-Siemens also supplies us with switches for the fixed-line telephony services based on Internet Protocol ("IP").

Bezeq supplies the Company with fixed-line transmission services for connecting traffic between approximately 50% of the Company’s sites and its switches.

The HOT Group supplies the Company with interconnect lines between the broadband backbone and the ISP backbone.

Alcatel provides the Company with a pre-paid system that allows subscribers to pay set amounts in advance and thereby allows subscribers to manage their expenses for services.

In 2009, we entered into an agreement with Apple for the purchase and resale of iPhone handsets in Israel. See “Item 10C. Material Contracts”. During 2011, Apple was a major supplier of the Company’s handsets (i-Phone).

During 2011, we purchased all of our Samsung handsets from Scailex. See “Item 7B.3 Transactions with Affilates–Agreements with affiliates of Scailex”.

Med Nautilus supplies the Company with transmission services through its submarine infrastructure which connects us to all major Western European countries and to the United States. See “Item 10C. Material Contracts”.

Sonus Networks Inc. and Broadsoft Inc. supply the Company with fixed-line telephony switches.

Juniper Networks Ireland Ltd. supplies ISP infrastructure to the Company including routers and security solutions.

We continue to purchase certain network components from various other key suppliers. We believe that our network suppliers’ price structure is competitive with industry standards. See also “Item 3D.1 We depend on a limited number of suppliers for our handsets and network equipment. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of handsets and network equipment. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of handsets and network equipment or maintenance support on a timely basis.”

4B.10     Interconnection

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

We have formal interconnect agreements with all Israeli cellular and with the other fixed-line and voice over cellular companies. The interconnect tariffs are set forth in the Interconnection Regulations (Telecommunications and Broadcasts) (Fees for Interconnections) 2000 that impose a uniform call interconnect tariff for all cellular telephone operators.

Our network is connected directly to Paltel and Wataniya and indirectly to Jawwal, the Palestinian fixed-line and cellular operators. The interconnect tariffs are set out in a commercial agreement.

For a discussion of the Ministry of Communications’ reduction of interconnect tariffs see “Item 4B Regulation – 4.1 Reduction Of Interconnect Tariffs to Be Paid to Cellular Operators”.

We have written interconnect agreements or operating arrangements with all of the international service providers serving Israel. The regulated cellular interconnect tariff for incoming international calls was updated to NIS 0.069 per minute; in line with the updates in cellular interconnect tariffs for incoming domestic calls, effective January 2012.

Two of our subsidiaries have a domestic fixed-line license. Our subsidiaries are connected, directly with all other telecommunication networks operating in Israel. The interconnection fees are set by the Interconnection Regulations (Bezeq and Broadcasts) (Fees for Interconnection) 2000.

4B.11     Competition

An overview of our principal competitors and of some aspects of the competitive environment for telecommunications services is set forth below.  For further information regarding the impact of regulation and regulatory changes on competition, including measures to enable new service providers to enter the market, and the competitive pressures arising from the development of full-service telecommunications providers and new technologies, see “Item 3D.1 Risks Relating to the Regulation of Our Industry - We operate in a highly regulated telecommunications market which limits our flexibility in managing our business and may materially and adversely affect our business and results of operations.” and “Item 3D.2 Risks Relating to Our Business Operations - Competition resulting from consolidation in the telecommunications industry, the expanded offerings of full service telecommunications groups, and new entrants into the mobile telecommunications market, despite its current saturation, as well as other actual and potential changes in the competitive environment and communications technologies, may cause an increase in subscriber acquisition and retention costs and a decrease in tariffs, and may reduce our  subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations”.

Competitors in Cellular Services

There are currently four cellular telephone network operators in Israel: Partner, Cellcom, Pelephone and MIRS, with one additional MVNO operator – Rami Levy Hashikma Communications Marketing Ltd., ("Rami Levy") which operates using the Pelephone network. We compete principally on the basis of telecommunications service quality, brand identity, variety of handsets, tariffs, value-added services and the quality of customer services.

The table below sets forth an estimate of each operator’s share of total subscribers in the Israeli cellular market at December 31, 2007, 2008, 2009, 2010 and 2011.

Market Share*	2007	2008	2009	2010	2011

Partner	31.7%	32%	32%	32%	32%
Cellcom	34.1%	35%	34%	34%	34%
Pelephone	29.0%	29%	29%	29%	29%
MIRS	5.2%	4%	5%	5%	5%

* Based on information contained in published reports issued by, and public statements made by, Pelephone and Cellcom or by their respective shareholders and from Partner subscriber data. The number of subscribers of MIRS is based on the figures reported by HOT on July 25, 2011, in the valuation of MIRS performed by TASC, an Israeli consulting firm. The number of Pelephone subscribers includes the subscribers of Rami Levy.

Cellcom is an Israeli corporation that is traded both on the Tel Aviv stock exchange as well as NYSE. The company was founded in 1994 as the second cellular company in Israel and its  major beneficial shareholder is Discount Investment Corporation Ltd, ("DIC"). DIC is a majority-owned subsidiary of IDB Development Corporation, which in turn is a majority-owned subsidiary of IDB Holding Corporation Ltd ("IDB"). The IDB group is one of the largest diversified business groups in Israel, whose indirect subsidiaries also operate in the Israeli communications market. In August 2011, Cellcom acquired Netvision Ltd. (“Netvision”), an Israeli operator of domestic fixed-line services using VoB technology, PRI, transmission and data communications services, ISP services and ILD. Cellcom operates nationwide cellular telephone networks based on GSM 1800 MHz/GPRS,  EDGE and UMTS/HSDPA HSUPA technologies as well as fixed-line telephony, transmission and data services.

Pelephone is an Israeli corporation that is a wholly-owned subsidiary of Bezeq, Israel's largest telecommunications provider and the primary fixed-line operator that is controlled by B Communications Ltd., a company indirectly controlled by Shaul Elovitz, the controlling shareholder of Eurocom, which is the official distributor of the Nokia group in Israel. Bezeq and its subsidiaries offer fixed-line telephony services, cellular telephony services, PRI, internet broadband access, ISP services, transmission and data communications services, ILD services and multi channel television services. Pelephone, which was initially a non-GSM operator and had used CDMA-1x Real Time Technology, as well as the EVDO technology, launched in 2009 a UMTS/HSPA network, which has strengthened its ability to compete in the provision of high speed mobile internet, as well as inbound and outbound roaming services and have improved its competitive position in the market.

MIRS, an Enhanced Specialized Mobile Radio, or “trunking” network, holds a general license to operate as a mobile telephone operator. MIRS operates using an Enhanced Specialized Mobile Radio, or “trunking” iDEN network and has expressed its intention to roll out a WiMAX network subject to receiving a license. MIRS has also expressed its interest in upgrading its network to WiMAX technology. MIRS is held by the Altice Group, a French media group, controlled by Mr. Patrick Drahi, who also holds 45% of HOT, a multi channel television operator in Israel. HOT’s main areas of activity are multi channel television services, fixed-line telephony services, PRI, internet broadband access, transmission and data communications services as well as ISP services through its subsidiary HOT NET. In November 2011, HOT acquired all of the outstanding shares of MIRS. MIRS's cellular license was amended to include UMTS frequencies allocated subsequent to winning a Ministry of Communications’ tender offer for frequencies in the 2100 Mhz spectrum.

In addition, the Palestine Telecommunication Co. Ltd. (“Paltel”) operates a GSM mobile telephone network under the name “Jawwal” in the Palestinian Administered Areas, as well as a fixed-line network. Paltel’s GSM network competes with our network in some border coverage overlap areas. A second Palestinian operator, Wataniya Palestine Mobile Telecommunication Company ("Wataniya") launched its GSM network during 2009.

Several service providers offer competitive roaming solutions. The service is offered, inter alia, by the International Long Distance vendors as well as by specialized enterprises.

Recent regulatory developments causing new entrants into Cellular Services

The Ministry of Communications has granted MVNO licenses to a number of companies and is expected to grant additional MVNO licenses, which will further increase competition. Rami Levy began operations using a hosting agreement with Pelephone, in December 2011. Rami Levy is a subsidiary of a major Israeli discount supermarket chain. The other MVNO other operators are expected to launch their operations during 2012.  See “Item 3D.1 Risks Related to the Regulation of Our Industry - We have been required to offer access to our cellular network infrastructure to other operators, which has enabled new competitors, such as MVNOs, to enter the market, reduce our ability to provide quality services to our subscribers and negatively affect our operating results”.  In December 2011, we signed an agreement with Alon Cellular Ltd. ("Alon Cellular") with respect to Alon Cellular's use of Partner's network as an MVNO.

In September 2010, the Ministry of Communications published a tender for the allocation of UMTS frequency to additional infrastructure-based cellular operators in Israel. In April 2011, the tender was concluded and the UMTS frequencies were ultimately awarded to MIRS and Golan Telecom.  Golan Telecom, is a privately owned company, owned by Michael Golan, Xavier Niel and the Parienti family and is expected to begin operations during 2012. Golan Telecom signed a national roaming agreement with Cellcom.  Under the terms of their licenses, the companies which won the tender offer were required to pay a minimal fee as well as a guarantee for the balance to the Ministry of Communications before starting operations and to pay the balance of the fee  to ensure compliance with the terms of the license after 5 years.  However, as an incentive for these companies to rapidly build and expand their customer base, the final total amount of their fees and guarantees will be calculated according to the level of the coverage of their services and will be reduced as the level of coverage increases.  We therefore anticipate that these new entrants into the mobile telecommunications market will aggressively seek to gain market share, which, in light of the current saturation of the Israeli cellular market, would result in loss of market share by existing companies, including Partner.

Selected new technologies affecting the competitive environment for Cellular Services

The Ministry of Communications has granted several service providers with a trial license to provide VoC services. For a discussion of the risks created by our competitive environment, including risks arising in connection with government measures to increase competition, see “Item 3D.1 Risks Related to the Regulation of Our Industry -  We operate in a highly regulated telecommunications market which limits our flexibility in managing our business and may materially and adversely affect our business and results of operations.”

Competitors in Fixed-line Services

 In the fixed-line market, we compete with Bezeq, Israel's largest telecommunications provider and the primary fixed-line operator, HOT, the multi channel television operator in Israel, and other telecommunication services providers who are entering the fixed-line market. Bezeq holds 100% of the shares of Pelephone and Bezeq International, which may enable Pelephone and Bezeq and other affiliates of Bezeq to offer bundled services of fixed-line, mobile telephone and other telecommunication services, subject to regulatory approval. The HOT Group provides cellular telephony services (through MIRS), fixed-line telephony services, PRI, internet broadband access, ISP services, transmission and data communications services and multi channel television services. The Ministry of Communications granted HOT a license to provide ISP services through HOT-NET, a subsidiary of HOT, and permission to market bundled services subject to certain structural limitations between the companies in the group. In the future other holders of licenses to provide fixed-line telephone services may enter the mobile telecommunications services market via MVNO and increase the level of competition we face.

There are currently two major fixed ISP providers in Israel that we compete with since entering this market: Bezeq International and the Cellcom Group. The Company accounted for approximately 35% of the ISP market, while the majority of the remaining ISP market is held by Bezeq International and the Cellcom Group. See "Item 3D.2 Risks Relating to our Business Operations-- Competition resulting from consolidation in the telecommunications industry, the expanded offerings of full service telecommunications groups, and new entrants into the mobile telecommunications market, despite its current saturation, as well as other actual and potential changes in the competitive environment and communications technologies, may cause an increase in subscriber acquisition and retention costs and a decrease in tariffs, and may reduce our  subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations- Uncertain future of the ISP market".

In the ILD services market, we compete with Netvision, Bezeq International, 018 Xphone Ltd, 015 Hallo Ltd. and Telzar 019 Ltd.

See also “Item 4B.2 Special characteristics of the Fixed-Line Telecommunications Industry in Israel”.

4B.12     Information Technology

We depend upon a wide range of information technology systems to support network management, subscriber registration and billing, customer service and marketing and management functions. These systems execute critical tasks for our business, from rating and billing of calls, to monitoring our points of sale and network sites, to managing highly segmented marketing campaigns. As our subscriber base has grown, we have devoted resources to expanding and enhancing our information technology systems, including Customer Relations Management (“CRM”) systems, which have contributed to our customers’ satisfaction with our service, as well as updating our financial management and accounting system. We believe these systems are an important factor in our business success.

While many of our systems have been developed by third-party vendors, all of them have been modified and refined to suit our particular needs. In certain instances, we have developed critical information technology systems internally to meet our specific requirements. For example, significant segments of our CRM and business information infrastructure were developed internally and were designed to integrate our customer service outreach with our overall sales and marketing effort. In connection with our transformation into a diversified multi-service communications provider, we are considering upgrading or replacing our current billing and CRM systems with systems that are better suited to our current and future needs.

4B.13     Intellectual Property

We are the registered owners of the trademark “Partner” in Israel with respect to telecommunications-related devices and services, as well as additional trademarks. We have also registered several internet Web domain names, including, among others: www.partner.co.il and www.orange.co.il.

We have entered into a brand license agreement with Orange International Developments Limited, a subsidiary of Orange Limited, formerly Orange plc, further assigned to Orange Brand Services Limited, a member of the France Telecom Group ("Orange"). Under this agreement, we have the exclusive right to use the Orange brand in Israel. The term of the brand license agreement began on July 1, 1998. The license was royalty-free until June 2013; however, pursuant to an amendment to the brand license agreement entered into in January 2012, we have agreed to begin paying royalties in April 2012. Royalties payable will be based on a percentage of the Company’s revenues from the provision of services offered under the Orange brand. Under the brand license agreement, we are required to comply with the Orange brand guidelines established by Orange. We have the right to use the Orange brand as long as we are able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel. However, the brand license agreement may be terminated by mutual agreement or by either party if it determines that the other party has materially breached the agreement and such breach has not been remedied within a certain time period. We have also entered into a brand support/technology transfer agreement with Orange Personal Communications Services Limited, further assigned to Orange. Under this agreement, Orange provides us with information and expertise to support the orange brand in Israel at an agreed cost. See “Item 3D.2 Risks Relating to Our Business Operations– Our marketing strategy relies on using the international Orange brand. If our brand license agreement terminates or is revoked, we will lose one of our main competitive strengths".

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

4B Regulation- 1 Overview

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

4B Regulation- 2 Telecommunications Law

The principal law governing telecommunications in Israel is the Telecommunications Law and related regulations. The Telecommunications Law prohibits any person, other than the State of Israel, from providing public telecommunications services without a license issued by the Ministry of Communications.

General licenses, which relate to telecommunications activities over a public network or for the granting of nationwide services or international telecommunications services, have been awarded to Bezeq, and to HOT, to  four other cellular telephone operators besides Partner and to the international operators. In addition, the Ministry of Communications has recently granted MVNO licenses to a number of companies and is expected to grant additional MVNO licenses.

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

Frequency Fees. Under the Telegraph Regulations, the Company is committed to pay an annual fixed fee for each frequency used. The Company paid a total amount of approximately NIS 55 million, NIS 59 million for the years 2009, 2010 respectively. For the year 2011, the company paid an amount of NIS 11 million which is after a deduction of amounts the Company was eligible to receive in accordance with a Court's decision; the amount due before the reduction was NIS 58 million. See also note 20 to our consolidated financial statements.

Royalties. Pursuant to the Telecommunication (Royalties) Regulations, 2001, we must pay royalties to the State of Israel every quarter based on our chargeable revenues, as defined in the regulation, from mobile telephone services (including, among other, airtime, monthly subscription fees, roaming services and non-recurring), on a cumulative basis, excluding value-added tax. Revenues for purposes of royalty calculation also exclude revenues transferred to other telecommunications license holders, bad debts, payments for roaming services to foreign mobile telephone operators and certain other revenues. The regulation provided a rate of 4% in 2003 and a rate of 3.5% in 2004 and 2005. In November 2004, the Ministry of Communications announced that from January 2006 the rate of royalties payments would be reduced annually by 0.5% to a level of 1%. For 2006 the rate was 3%, for 2007 the rate was 2.5%, for 2008 the rate was 2%, for 2009 the rate was 1.5% and for 2010 (and the following years) it was to be 1%. In January 2011, the regulations were amended by a temporary order, so that the royalty rate was increased to 1.75% (instead of 1%) in 2011 and 2.5% (instead of 1%) in 2012 and thereafter. The temporary order will be effective until the earlier of December 31, 2012, or the date on which the Director of the Ministry of Communications shall publish a formal notice that one of the following has occurred: (1) a cellular operator has begun to provide national roaming service; (2) an MVNO has begun to operate and the total market share of all MVNOs is at least 5%. When the temporary order terminates, the royalty rate will revert back to 1%. This temporary order does not apply to international operators, special fixed-line operators and MVNOs. Following a petition filed by the Company and two other cellular operators with the Supreme Court of Justice, in July 2011 against the temporary order, the State decided to accept the arrangement that was proposed by the Court, which had already been accepted by the petitioners, according to which (i) the royalty rate set in the temporary order for 2012 will be 1.75% instead of 2.5%; and (ii) beginning in 2013, the rate will be 0%. The arrangement is subject to the amendment of the relevant regulations and their approval by the finance committee of the parliament. During a hearing that was held in January 2012, the finance committee refused to approve the amendment and requested another hearing that has not yet been set. We have received a letter from the Ministry of Communications clarifying that as of the date of their letter, the royalty rate for 2012 is 2.5%.

4B Regulation- 3 Fair Competition and Antitrust Law

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

The Israeli Commissioner of Restrictive Trade Practices expressed his view in the past, that the cellular telephone industry in Israel operates as an oligopoly and in July 2011 the Israeli Parliament approved an amendment to the Restrictive Trade Practices Law. See "Item 3D.1 Risks Related to the Regulation of Our Industry - We operate in a highly regulated telecommunications market which limits our flexibility in managing our business and may materially and adversely affect our business and results of operations".

4B Regulation- 4 Regulatory Developments

See also “Item 3D.1 Risks Relating to the Regulation of Our Industry” for a discussion of how recent regulatory developments create risks for our financial condition, business and results of operations.

4B Regulation- 4.1 Reduction Of Interconnect Tariffs to Be Paid to Cellular Operators

In September 2010, the interconnect tariffs payable to Israeli cellular operators by other Israeli telecommunications operators were as follows:

•
the maximum interconnect tariff payable by a telecommunications operator to a cellular operator for the completion of a call in its cellular network was reduced from the tariff of NIS 0.251 per minute to NIS 0.0687 per minute effective January 1, 2011; to NIS 0.0634 per minute effective January 1, 2012; to 0.0591 per minute effective January 1, 2013; and to NIS 0.0555 per minute effective January 1, 2014; and

•
the maximum interconnect tariff payable by a telecommunications operator to a cellular operator for sending an SMS message to its cellular network was reduced from the tariff of NIS 0.0285 to NIS 0.0016 effective January 1, 2011; to NIS 0.0015 effective January 1, 2012; to NIS 0.0014 effective January 1, 2013; and to NIS 0.0013 effective January 1, 2014.

The tariffs do not include VAT and will be updated annually on January 1 of each year starting January 1, 2011 as follows: the tariffs will be linked to the CPI, using the average annual CPI for the year 2009 (as defined by the Israeli Central Bureau of Statistics) as the basic CPI. Accordingly, the CPI-adjusted tariff per minute effective January 1, 2011 is NIS 0.0728 and effective January 1, 2012 is NIS 0.0690, and the CPI-adjusted tariff for sending SMS messages effective January 1, 2011 is NIS 0.0017, and effective January 1, 2012 is NIS 0.0016.

The tariffs will also be increased by the percentage of royalties payable to the Ministry of Communications by the operator. See also note 1 to our consolidated financial statements.

The direct impact on annual service revenues of the reduction in 2011 in voice and SMS interconnect tariffs was a reduction of approximately NIS 1,075 million. The direct impact on EBITDA of the reduction in 2011 in voice and SMS interconnect tariffs was a reduction of approximately NIS 427 million.

4B Regulation- 4.2  Regulatory Consumer Amendments

After conducting a hearing process, in December 2010 the Ministry of Communications amended the conditions of the licenses of all the cellular telecommunication companies in Israel to include consumer amendments that became effective during 2011. The amendments include, among other matters, a requirement to include a summary of the main terms of the commitment agreement on the front page of the agreement, a prohibition to charge subscribers for services that they did not expressly sign up for, a requirement to allow subscribers to choose whether they wish to be open or blocked for various content services by filling out an appropriate form, the provision of information in the monthly bill of business subscribers regarding the commitment period and exit fees that will need to be paid if the business subscriber terminates the agreement and the regulation of the manner of ordering services over the internet.

As part of an amendment to the Telecommunications Law, effective February 2011, subscribers with commitment agreements for no more than 100 telephone lines that terminate a commitment agreement during the commitment period may not be charged a penalty that exceeds 8% of the subscribers’ average monthly bill for operator’s services until termination, multiplied by the balance of the remaining number of months in the commitment period. In addition, such subscribers may not be denied benefits to which they would have been entitled had they not terminated the commitment agreement. For commitment agreements signed prior to February 1, 2011, these new provisions will apply to subscribers with no more than 50 telephone lines. In addition, the cellular operators are prohibited from demanding immediate full payment of the remaining installments for the handsets upon the subscribers’ breach of the commitment period, and the subscribers are allowed to continue to pay out the installments in accordance with the dates and amounts they would have paid had they not terminated the agreement. The Israeli Parliament has recently approved a bill that amends the Telecommunications Law prohibiting cellular operators from imposing exit fees at all upon certain subscribers who terminate a commitment agreement during the commitment period. The bill is expected to become effective April 1, 2012.

In August 2011, an additional amendment to the Telecommunications Law was enacted with respect to exit fees charged from subscribers of various other telecommunications operators, according to which new subscribers may not be charged exit fees while existing subscribers with average monthly bills lower than NIS 5000, may be charged exit fees of no more than 8% of the subscribers’ average monthly bill for operator’s services until termination, multiplied by the balance of the remaining number of months in the commitment period.

As part of an amendment to the Telecommunications Law, effective January 2011, cellular companies are prohibited from selling locked handsets for use only with the company’s SIM card and must agree to unlock all handsets they have sold in the past, free of charge. It was further resolved, that this provision will not apply to a subscriber or group of subscribers that requested from the cellular operator in a specific and detailed request that this provision not apply to them.

4B Regulation- 4.3 LTE Spectrum Allocation

With respect to the allocation of additional frequencies for mobile operators, for the next mobile generation (4G), Long Term Evolution ("LTE”), in addition to the possibility that spectrum for 4G may not be allocated at all by the Ministry of Communications to any operator, if allocations do take place and spectrum is allocated to our competitors and not to us, or if the spectrum allocated to us is insufficient to provide quality 4G services, this may put us at a disadvantage compared to our competitors and, it may harm our ability to migrate to the next generation technologies. An inefficient LTE spectrum allocation could be any of the following scenarios – (i) Insufficient allocated bandwidth preventing  maximization of technological capabilities, (ii) allocation is executed later than end of year 2012 in a manner that delays our LTE launch, or (iii) allocated spectrum is not in our existing frequency bands (e.g. 2500 MHz rather than 1800 MHz) which, on the one hand, requires much higher investments in order to use it (e.g. Antennae, Power units, etc.) and, on the other hand, significantly limits our ability to vacate 2G frequencies and reallocate them for 3G and 4G options.

4B Regulation- 4.4 Securities Administrative Enforcement

An amendment to the Israeli Securities laws, which came into force in January 2011, established administrative enforcement measures for handling certain violations of certain securities and securities-related laws supervised by the Israeli Securities Authority, or ISA. This amendment allows the ISA to impose various civil enforcement measures, including financial sanctions, payment to the harmed party, prohibition of the violator from serving as an executive officer for a certain period of time, annulment or suspension of licenses, approvals and permits granted under such laws and an agreed settlement mechanism as an alternative for a criminal or administrative proceeding. In case of a violation by a corporation, the amendment provides for additional responsibility of the chief executive officer in some cases, unless certain conditions have been met, including the existence of procedures for the prevention of the violation, as part of an internal enforcement plan. The Company is prohibited from insuring, paying or indemnifying directors or senior officers for financial sanctions imposed on them in accordance with this amendment subject to certain exemptions set forth in the law. The Company has begun implementing an internal enforcement plan in accordance with this amendment.

4B Regulation- 4.5  Network Neutrality

In July 2009, the Ministry of Communications published an instruction to cellular operators and ISPs in Israel to maintain “network neutrality” by avoiding any limitation on applications or protocol usage on the Internet or any other action which might be considered discriminatory against content providers or which might harm consumers. As part of an amendment to the Telecommunications Law, new provisions regarding this matter became effective as of January 2011.See "Item 3D. Risk Factors- We operate in a highly regulated telecommunications market which limits our flexibility in managing our business and may materially and adversely affect our business and results of operations".

4B Regulation-4.6 Hearings and Examinations

The Ministry of Communications and other regulators have also conducted hearings and examinations on various matters related to our business, such as:

•
The Ministry of Communications is evaluating the cost of roaming and may introduce new regulations that would limit fees charged by Israeli cellular companies for calls made by the customers of foreign network operators while they are in Israel and using our network, as well as for calls made by our own customers using their handsets abroad. The Ministry of Communications has requested additional and more specific international roaming data from the cellular companies. Because we consider roaming charges to be a significant source of revenue, such regulatory limits could adversely affect our revenues.

•
The Ministry of Communications and the Council for Cable TV and Satellite Broadcasting have published a public hearing in order to determine whether there is a need to regulate the provision of video services over the internet which might compete with multiple channel television services. In October 2011 the Ministry of Communications published its recommendations that included conditions for the adoption of suitable regulation and monitoring of television broadcasts over the internet and the establishment of a continuing implementation team in order to update the existing regulation in the existing broadcasting market and to apply regulation to television broadcasts over the internet.

•
On August 31, 2009, the Ministry of Communications announced that it would conduct a public hearing process regarding the regulation of broad band access services over cellular networks. Currently, a customer who obtains broad band access services over a cellular network must purchase both the broad band infrastructure and the ISP services from the cellular operator (which has itself entered into an agreement with an ISP provider), whereas a customer who obtains broad band access services over a fixed line network can purchase the broad band infrastructure and the ISP services from different vendors. The Ministry of Communications is examining the current method by which broad band access services based on cellular networks are provided to customers and has asked for public comments with regard to the current framework, as well as regarding possible alternative regulatory frameworks. As a result of this hearing, new regulations regarding broad band access services over cellular services could be introduced. We cannot assure you that, if introduced, such regulations would not adversely affect our business or operating results. See “Item 3D.1 Risks Relating to the Regulation of Our Industry – We operate in a highly regulated telecommunications market which limits our flexibility in managing our business and may materially and adversely affect our business and results of operations”.

•
In March 2010, the Ministry of Communications began conducting a hearing in order to allow exclusive general licensees, mobile radio telephone licensees, and domestic fixed-line licensees to supply VoB services to subscribers that are abroad, through a telephone number that will be allocated to them by the licensee. The licensees submitted their positions to the Ministry of Communications. In December 2011, the Ministry of Communications amended the licenses of the land-line and exclusive general fixed-line licensees to allow them to supply VoB services through an Israeli phone number also to their subscribers abroad.

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

•
In January 2011, the Ministry of Communications published a  hearing regarding the pricing of international calls to mobile phone destinations. The Israeli international calls operators currently set higher rates for international calls to mobile phone destinations than those for fixed line destinations. In this consultation the Ministry proposes to regulate the price difference between international calls to mobile phone destinations and those for fixed line destinations in one of two possible manners: (1) setting a uniform maximal surcharge for international calls to mobile destinations to be added to the cost of a call to fixed line destinations in each country or (2) requiring the mobile telephony operators to set a uniform call fee for both types of destinations to each foreign country.

•
In November 2011, the Ministry of Communications published a hearing regarding a proposed regulation related to the underwater international telecom connection from Israel, proposing certain limitations on the agreements with Med Nautilus, Partner's provider, which shall, among other effects, limit the discounts and capacity Med Nautilus may provide to the Company, in order to provide new company protections for Tamares Telecom, a new company which has recently laid an underwater cable, to facilitate Tamares’ entry into the fixed line telecommunications market. More specifically, the Ministry of Communications may set, for a specified period of time, the minimum tariffs which Tamares’ main competitor, Med Nautilus, may charge its customers, including Partner, as well as maximum capacity which it may offer its customers, thus creating a place in the market for Tamares at rates which will protect its new business.

•
In December 2011, the Ministry of Communications published a hearing for internet access providers regarding various consumer matters, similar to the hearing held for cellular telecommunication companies. The topics of the hearing include among other matters, the content of subscriber agreements and the manner in which they are executed, the obligation to document specific customer service requests, the obligation to record each phone transaction and submit to the Ministry of Communications upon its request, the obligation to document each phone conversation between a customer and a customer services representative and setting rules for the provision of cash rebates for overcharging by the telecommunications services providers, the manner in which subscribers and the Ministry of Communications are notified of price changes and others. The adoption of more of these provisions may limit Partner's flexibility in operations and competing for customers and may also increase operating costs.

•
In December 2011, the Ministry of Communications published a hearing regarding a new regulation for the provision of internet broadband access service ("ADSL") by Bezeq, to subscribers that are not Bezeq's telephony service customers. The Ministry expressed its opinion that the existing pricing of Bezeq creates a consumer and competitive problem. Following the hearing, the Ministry has instructed that as of April 5, 2012, Bezeq to refrain from charging its customers a monthly sum of NIS 25 that is currently charged to subscribers for "ADSL only service" in addition to the monthly sum, charged to all its customers, for the ADSL service itself. In addition, the Ministry determined that Bezeq will price the ADSL service that is provided to all its customers such that it will include its relative portion of the network access cost, however the prices that will be set for the ADSL service shall be uniform in such a manner that Bezeq will not be allowed to set a different price for the ADSL service when the customer also consumes telephony service from Bezeq. This reform, removes yet another barrier in the fixed line market and will allow VOB operators to compete with Bezeq.

•
ILITA-The Israeli Law, Information and Technology Authority, a data protection regulator, has circulated initial draft guidelines aimed at the cellular operators. The guidelines, if adopted as currently drafted, would require operators to adopt elaborate mechanisms for seeking users' consent to the collection and processing of personal information, which may affect the extent to which we can collect and process information.

On July 15, 2010 the following governmental resolutions were passed:

•	The Ministry of Communications shall examine the possibility of shortening the commitment period for subscribers so that they do not exceed 12 months.

•
An inter-ministry committee headed by the director of the Ministry of Communications shall be established to submit recommendations regarding a model for cellular infrastructure sharing, including necessary statutory amendments and submit such recommendations for the government’s approval. In July 2011 the committee published its recommendations which included a requirement to allow cellular site sharing as a condition for obtaining a building permit for the construction of new cellular sites or for the modification of existing cellular sites, while providing preference and leniencies to the new UMTS operators. It was further recommended that The Ministry of Communications will be authorized to exempt site sharing in case of engineering or technological prevention. These recommendations, if enacted, shall have a negative impact on our ability to construct new cellular sites and to modify existing cellular sites and may adversely affect the Company's existing network, the network future expansion and the Company's result of operations.

•
An inter-ministry committee shall be established to examine the implementation of vacating frequencies for 4th generation cellular activities including frequencies in the 2,500 MHz-2,700 MHz, while examining the possibility for compensation. The committee is expected to submit a summary document by December 25, 2011 that will examine the advantages of introducing 4G technology in light of the possible risks to the public health, if any were to be found.

•
In order to increase transparency in the cellular market, and facilitate the consumers’ ability to choose telecommunication services, the Minister of Communications shall conduct periodic comparisons between the service prices of the cellular operators and bring this to the public’s attention on the ministry’s website. The ministry should publish on its website at the beginning of each year a report regarding the service levels and prices provided to cellular subscribers including changes in price levels, consumer complaint details that were received by the ministry regarding the activity of a cellular operator and details of breaches and monetary sanctions imposed by the ministry on cellular operators.

•
In August 2011, a law proposal was published that was meant to set a mechanism that would allow the Ministry of Communications to impose financial sanctions on a licensee based on two parameters: the annual income of the violator and the degree of severity of the violation. The Company submitted its response in September 2011. The proposal has recently passed a first reading in the Parliament. If the law proposal passes, it could increase the variety of monitoring and enforcement measures of the Ministry of Communications towards the licensees.

4B Regulation 4.7 Public Committee to examine the fixed-line telecommunications sector

In February 2010, a public committee was appointed by the Ministries of Communications and Finance to examine the fixed–line telecommunications sector ("the Hayek Committee").

In October 2011, the Hayek Committee published its recommendations according to which: (1) the supervision over Bezeq’s retail tariffs will be determined based on the system of a maximum tariff, and not the system of a constant tariff, This would be executed immediately, independent of any other issue stated in the document. The ministers will be updated on a regular basis regarding the development of competition in the market, and will receive a detailed report every six months, in order to allow intervention in case of a decline in the rate of the competition. The tariffs will be examined every three years; (2) holders of general fixed line licenses will provide services and allow the use of the infrastructure required to facilitate the activity of other license holders in providing services to end-customers; (3) wholesale service tariffs shall be set by the regulator. Until such time, each wholesale service tariff shall be fixed, regardless of consumer's characteristics and shall not exceed 75% of the average retail price offered by the fixed-line general licensee with the largest market share in the private internet infrastructure sector during July to September 2011. This arrangement shall apply for six months from its approval by the Minister of Communications. The Minister of Communications may extend the period only by six months;

In addition, the Hayek Committee decided that (1) the structural separation requirement imposed on the fixed-line general licensees shall be abolished and replaced by accounting separation between the services that these licensees provide and the infrastructures. This change will became effective upon the earlier of either the passage of a period of six months from the signing of wholesale agreements or from the beginning of provision of wholesale services as set in the said agreements. If agreements are not reached regarding the said wholesale services, the structural separation shall be cancelled when wholesale tariffs will be set by the regulator. In addition, the transfer of information between the retail and wholesale divisions of each of the companies will be prohibited; (2) if no wholesale market is established within 24 months from the publish date of the committee recommendations, the regulator shall resume structural separation between the infrastructure of fixed-line general licensees and services provided to end users.

The Hayek Committee also decided that broadband access service will be provided immediately in a manner that will enable operation and control by the service provider who can manage the service, and is not the owner of the infrastructure. The infrastructure provider will be required to provide all that is needed apart from the line itself, in order to allow the transparency required for the control and management of the service.

With respect to the telecommunications initiative on the electricity company's infrastructure, the Hayek Committee recommended applying to the entity that will be established as part of the initiative, regulatory rules similar to the rules set for the provision of wholesale services, as they will be applied to other fixed-line general licensees, with the necessary technological adjustments. The implementation of the recommendations, either in whole or in part, is subject to its approval by the Minister of Communications and other additional legislative processes.

4B Regulation- 4.8  Integrated Tender Committee For UMTS Frequency Allocation For An Additional Cellular Operator and National Roaming

Further to a tender committee that was appointed by the Ministry of Communications in May 2010 to allocate UMTS frequency to additional cellular operators, in September 2010, the Ministry of Communications published a UMTS frequencies allocation tender offer in the 2100 Mhz spectrum for two additional cellular operators. Participation in the Tender was allowed only for new operators and MIRS. Other existing cellular operators were not allowed to participate. Four companies submitted tender offers and the UMTS frequencies were ultimately awarded to MIRS (whose license was amended accordingly) and Golan Telecom Ltd. ("Golan Telecom"), that was granted a license in December 2011. The Tender did not set a completion date for the network deployment. In order to reduce entry barriers while penetrating the cellular service market, the winners shall be awarded various benefits and leniencies, such as low minimum license fee and a reduction mechanism of the license fee offered to the winner (to the minimum fee set) based on the market share gained by the winner in the private sector over 5 years after being awarded the license.

In accordance with an amendment to the Telecommunications Law, the existing cellular operators will be required to allow the new operators use of the public telecommunication networks of the existing cellular operators for a period of 7 years from when the Ministry of Communications has confirmed that the new operator has begun providing cellular service not through roaming, to an area with at least 10% of the population and to an area that is at least 40% populated within 4 years of the grant of the license. Each of these periods can be extended by no more than 3 years by the Ministers of Communications and Finance.

Until the Minister of Communications, with the approval of the Minister of Finance proposes regulations that determine national roaming tariffs, and no later than February 1, 2012, the existing cellular operators will only be allowed to charge the new operators prices that do not exceed the new interconnect tariffs. With regards to cellular data, the price per Mb shall not exceed 65% of the maximum price per minute for regular calls.

This regulatory initiative may increase the likelihood of additional new competitors in the mobile telephone market in Israel. Our capacity is limited, and if we will be required to share our sites and infrastructure with other operators, as a result of the Ministry of Communications’ decision of this hearing, the services to our subscribers may be harmed or we may be required to invest additional capital in order to enable additional use of our network.

4B Regulation- 4.9  MVNOs

The Ministry of Communications granted MVNO licenses to a number of companies which is expected to increase competition in the market. These operators are expected to launch their operations during 2012 while one operator began operating in December 2011. Two of our competitors have signed agreements with MVNOs to offer access to their network structure. In December 2011, we signed an agreement with Alon Cellular with respect to Alon Cellular's use of Partner's network as an MVNO.

4B Regulation- 4.10 Tender of the Electricity Company

The Ministries of Finance, National Infrastructures and Communications and the Israeli Electric Corporation the Israeli national electric company published in October 2011 a tender to identify an investor for the Electric Company's telecommunications project. Together with the investor, the Electric Company would establish a new internet broadband access infrastructure (two such infrastructures already exist in Israel, owned by Bezeq and HOT Telecommunications Systems Ltd, respectively).  The new internet broadband access infrastrcuture company would be controlled by the investor and held jointly with the Electric Company and would ultimately be awarded a telecommunications license by the Ministry of Communications. If the new company is allowed to sell services to end users (retail) and not just to other providers of telecommunications services (wholesale), it would enter into direct competition with other companies offering internet broadband access services, such as Partner, which may have an adverse affect on our business, operating results and financial condition.

4B Regulation- 4.11 Prohibition of linkage between the sale of handsets and the provision of various benefits regarding cellular services.

Following the removal of transition barriers between the cellular companies and various publications in the media with respect to this matter, there has been an increase in customers joining the Company as subscribers while purchasing their handsets from either other cellular telecommunications operators or from another handset supplier and to benefit from the same cellular advantages which the Company offers to subscribers who purchase their handsets from them. This provision has contributed to the increase in churn of post-paid subscribers, and its affect may increase.

In addition, effective January 1, 2013, cellular operators will be prohibited from linking any cellular benefits to the purchase of handsets from any source.

4B Regulation- 4.12- Prohibition of Sale of Locked Handsets

The Ministry of Communications has also increased competition by facilitating the migration of subscribers among cellular companies by prohibiting cellular companies from selling locked handsets for use only with the company's SIM card and requiring them to agree to unlock all handsets they have sold in the past, free of charge.

4B Regulation- 4.13.Import of Handsets.

Further to a previous amendment to the Telecommunications Law that significantly facilitated the import of cellular handsets to Israel by exempting certain mobile radio telephone handsets that meet the conditions set by the Minister of Communications, from receiving a type approval, and handset commerce that meets the said conditions set by the Minister of Communications, being exempt from a commerce license, in an effort to increase competition and to reduce cellular handset prices in the market, in June 2011, the procedures with respect to the import of cellular handsets were further amended to facilitate the import of cellular handsets to Israel in order to further increase competition in this field. See "Item 3D. Risk Factors-Competition resulting from consolidation in the telecommunications industry, the expanded offerings of full service telecommunications groups, and new entrants into the mobile telecommunications market, despite its current saturation, as well as other actual and potential changes in the competitive environment and communications technologies, may cause an increase in subscriber acquisition and retention costs and a decrease in tariffs, and may reduce our  subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations-sale of handsets".

4B Regulation- 4.14 Parliament Law Proposals

The following parliamentary law proposals are currently pending in the Israeli Parliament with respect to proposed amendments to the Telecommunications Law:

•	A proposal to unify the tariff for sending an SMS message regardless of the length of the message or number of characters.

•	A proposal to allow customers who purchased monthly "banks" of minutes, SMSs, or data to accumulate the unutilized balance for later use.

•	A proposal to prohibit cellular operators from imposing exit fees at all upon certain subscribers who terminate a commitment agreement during the commitment period.

In addition, a new parliamentary law proposal with respect to notification of the dangers of cellular phone usage has recently passed a preliminary reading in the Parliament. The proposed law would impose various obligations on sellers of cellular phones, cellular phone licensees as well as governmental ministries to notify the public of the dangers of cellular phone usage in various manners among others, by including a health warning on the handset screen before use as well as daily SMS warnings regarding possible radiation damage. In addition the law proposes to obligate the cellular companies to allocate 15% of their advertising budget to advertising that promotes safe and measured cellular phone usage. If the law proposal will pass, it could affect cellular phone usage and adversely affect the Company's revenues.

4B Regulation- 4.15  Accessibility for Disabled Persons

The Company has been notified that the Labor, Welfare and Health Committee of the Israeli Parliament is conducting proceedings regarding the enactment of accessibility regulations based on the Equality Law for Disabled Persons. Such regulations will address issues including physical accessibility to our customer service centers as well as to information such as forms, pamphlets and telephone customer services. We believe that the costs required to comply with such regulations may be significant. The regulations under discussion allow relief to disabled persons against non-compliant companies of NIS 50,000 without having to prove damages and may provide grounds for class actions. The proceedings are in its final stages and are expected to be concluded in the near future.

4B Regulation- 5 Our Mobile Telephone License

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

4B Regulation- 5.1 Term. Our license authorizes us on a non-exclusive basis to establish and operate a mobile telephone network in Israel. A mobile telephone network is a wireless telephone network through which mobile telephone service is provided to the public. Our license allocates to us specified frequencies and telephone numbers. Our license was originally valid for a period of ten years (until April 2008), but has been extended until 2022.

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

4B Regulation- 5.2  Contracting with Customers. Pursuant to our license, our standard agreement with customers must receive the Ministry of Communications’ approval. We have submitted our standard agreement to the Ministry of Communications for approval pursuant to our license. To date, we have not received any comments from the Ministry of Communications regarding this agreement.

4B Regulation- 5.3  Tariffs. Our license requires us to submit to the Ministry of Communications our tariffs (and any changes in our tariffs) before they enter into effect. Our license allows us to set and change our tariffs for outgoing calls and any other service without approval of the Ministry of Communications. However, the Ministry of Communications may intervene in our tariffs if it finds that our tariffs unreasonably harm consumers or competition.

4B Regulation- 5.4  Payments. Our license specifies the payments we may charge our subscribers. These include one-time installation fees, fixed monthly payments, airtime fees, payments for the use of other telecommunication systems, payments for handset maintenance and payments for additional services. In some of our tariff plans we have chosen to charge only for airtime and use of services. See “Item 4B.6 Services and Products–Tariff Plans.”

4B Regulation- 5.5  Interconnection. Like the licenses of Pelephone, Cellcom and MIRS, our license requires that we interconnect our mobile telephone network to other telecommunications networks operating in Israel, including that of Bezeq and other domestic fixed-line operators, the other mobile telephone operators and the international operators.

Conversely, we must allow other network operators to interconnect to our network. See “Item 4B.10 Interconnection.”

4B Regulation- 5.6  Service Approval. The Ministry of Communications has the authority to require us to submit for approval details of any of our services (including details concerning tariffs). In addition, we are required to inform the Ministry of Communications prior to the activation of any service on a specified list of services.

4B Regulation- 5.7  Access to Infrastructure. The Ministry of Communications has the power to require us, like the other telephone operators in Israel, to offer access to our network infrastructure to other operators. We may also be required to permit other operators to provide value-added services using our network.

4B Regulation- 5.8  Universal Service. We are required to provide any third generation service with the same coverage as our existing network within 24 months from the commercial launch of each such service.

4B Regulation- 5.9  Territory of License. Our license authorizes us to provide mobile telephone services within the State of Israel as well as offer roaming services outside the State of Israel. In May 2000, we were also granted a license from the Israeli Civil Administration, to provide mobile services to the Israeli populated areas in the West Bank. The license is effective until April 7, 2013. The provisions of the general license described above, including as to its extension, generally apply to this license, subject to certain modifications. We believe that we will be able to receive an extension to this license upon request.

4B Regulation- 5.10  License Conditions. Our license imposes many conditions on our conduct. We must at all times be a company registered in Israel. Our license may not be transferred, mortgaged or attached without the prior approval of the Ministry of Communications. We may not sell, lease or mortgage any of the assets which serve for the implementation of our license without the prior approval of the Ministry of Communications, other than in favor of a banking corporation which is legally active in Israel, and in accordance with the conditions of our license.

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

4B Regulation- 5.11 Revoking, limiting or altering our license. Our license contains several qualifications that we are required to meet. These conditions are designed primarily to ensure that we maintain at least a specified minimum connection to Israel. Other eligibility requirements address potential conflicts of interest and cross-ownership with other Israeli telecommunications operators. The major eligibility requirements are set forth below. A failure to meet these eligibility requirements may lead the Ministry of Communications to revoke, limit or alter our license, after we have been given an opportunity and have failed to remedy it.

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

•
Partner, an Office Holder in Partner or an Interested Party in Partner or an Office Holder in an Interested Party of Partner is an Interested Party in a competing mobile radio telephone operator or is an Office Holder in a competing mobile radio telephone operator or in an interested party in a competing mobile radio telephone operator without first obtaining a permit from the Ministry of Communications to do so or has not fulfilled one of the conditions included in such permit. See “Item 4B Regulation–5.13 Our Permit Regarding Cross Ownership.”

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

4B Regulation- 5.12  Change in license conditions. Under our license, the Ministry of Communications may change, add to, or remove conditions of our license if certain conditions exist, including:

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

4B Regulation- 5.13  Our Permit Regarding Cross Ownership

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

4B Regulation- 6 Other Licenses

Domestic Fixed-line License. In January, 2007, the Ministry of Communications granted Partner Land-Line Communication Solutions Limited Partnership, which is fully owned by the Company, a license for the provision of domestic fixed-line telecommunications services. The license expires in twenty years but may be extended by the Ministry of Communications for successive periods of ten years provided that the licensee has complied with the terms of the license and has acted consistently for the enhancement of telecom services and their enhancement. The licensee deposited a bank guarantee in the amount of NIS 10 million with the Ministry of Communications upon receiving the license which shall be used to secure the licensee’s obligations under the License. The general conditions of the mobile telephone license described above, generally apply to this license, subject to certain modifications. In addition to any 10% share transfer requiring the prior approval of the Ministry of Communications, the license additionally requires approval prior to a third party acquiring the ability to exercise significant influence over us. In this context, holding 25% of our means of control is presumed to confer significant influence. The license was amended in February 2007 to grant us the right to offer VoB services using the infrastructure of Bezeq and HOT to access customers and to provide them with fixed-line telephony service. The License was further amended in July 2007 to incorporate the provision of transmission and data communications services that were previously provided for under a transmission license that was granted in July 2006. In March 2009, we were also granted a domestic fixed-line license to provide fixed-line services to the Israeli populated areas in the West Bank. The license is effective until March 2019.

012 Smile was also granted a similar domestic fixed-line license by the Ministry of Communications in December 2005 for 20 years that may be extended under similar conditions as our domestic fixed-line license.

ISP License. In March 2001, we received a special license granted by the Ministry of Communications, allowing us through our own facilities to provide internet access to fixed-line network customers. The license was renewed in April 2008 and is valid until April 2013. We began supplying commercial ISP services beginning in January 2009. We were also granted a special license to provide ISP services to the Israeli populated areas in the West Bank.

012 Smile was also granted a similar ISP license by the Ministry of Communications in December 2009 that is valid until December 2014.

International Long Distance License. In December 2009, the Ministry of Communications granted 012 Smile, a license for the provision of International Long Distance services. The license expires in twenty years but may be extended by the Ministry of Communications for successive periods of ten years provided that the licensee has complied with the terms of the license and has acted consistently for the enhancement of telecom services and their enhancement.

NTP License. In February 2007 we received a special license granted by the Ministry of Communications allowing us to provide certain telecom services, including providing and installing equipment and cabling, representing the subscriber with local fixed operators, and establishing and operating control facilities within a subscriber’s premises. The license is valid until February 2017.

012 Smile was also granted a similar NTP license by the Ministry of Communications in December 2009 that is valid until December 2014.

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

4B Regulation- 7  Network Site Permits

4B Regulation- 7.1 Permits of the Ministry of Environmental Protection

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

4B Regulation- 7.2  Local Building Permits

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

4B Regulation- 7.3  National Building Plan No. 36

National Building Plan No. 36 which came into effect on June 15, 2002 regulates the growth of telecommunications infrastructure in Israel. Chapter A of National Building Plan No. 36 sets forth the licensing, view, flight safety and electromagnetic radiation requirements for the construction of mobile radio telephone infrastructure. National Building Plan No. 36 also adopts the radiation emission standards set by the International Radiation Protection Agency which were also previously adopted by the Ministry of Environmental Protection. We believe that we currently comply with these standards. National Building Plan No. 36 is in the process of being changed. On June 1, 2010, the National Council for Planning and Building approved the National Building Plan No. 36/A/1 version that incorporates all of the amendments to National Building Plan No. 36 (“the Amended Plan”).

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

The Amended Plan sets forth the indemnification amounts as a percentage of the value of the depreciated property claims in accordance with the manner in which the licenses were granted as follows: If the license was granted in an expedited licensing route, which is intended for installations that are relatively small in accordance with the Amended Plan criteria, then the cellular companies will be required to compensate the local planning committees in an amount of 100% of the value of the depreciated property claim. If the license was granted in a regular licensing route, which is intended for larger installations in accordance with the Amended Plan criteria, then the cellular companies will be required to compensate the local planning committees in an amount of 80% of the value of the depreciated property claim. The Amended Plan is subject to governmental approval, in accordance with the Planning and Building Law. It is unknown when the government intends to approve the Amended Plan,

These recent developments may have a material adverse effect on our financial condition and results of operations, as well as plans to expand and enhance network coverage. For more information, see “Item 3D.1 Risks Relatinig to the Regulation of Our Industry – In connection with certain building permits, we may also be required to indemnify planning committees in respect of claims against them relating to the depreciation of property values that result from the granting of permits for network sites”.

4B Regulation- 7.4 Wireless access devices

We have set up several hundred small communications devices, called wireless access devices, pursuant to a provision in the Telecommunications Law which we and other participants in cellular telecommunications, believe exempts such devices from the need to obtain a building permit. Beginning in 2008, following the filing of a claim that the exemption does not apply to cellular communications devices, the Attorney General filed an opinion regarding this matter stating that the exemption does apply to wireless radio access devices under certain conditions and instructed the Ministry of Interior to prepare regulations setting conditions that would limit the exemption to extraordinary circumstances. Following the instruction of the Attorney General, several inter-ministerial discussions and hearings have taken place without agreement being reached as tothe final version of the regulations. The approval of the regulations was brought to the Economic Committee where the regulations were not approved. The chairman of the Economic Committee advised that he intended to meet with representatives of the relevant governmental ministries in an effort to seek a version of the regulations that would be acceptable by all committee members. Following two petitions that were filed with the High Court of Justice opposing the Attorney General’s recommendation that the exemption apply under certain conditions, on September 16, 2010, the Supreme Court issued an interim order prohibiting further construction of wireless access devices in cellular networks in reliance on the exemption from the requirement to obtain a building permit; On February 15, 2011, the Supreme Court narrowed the scope of the interim injunction so that repair or replacement of existing wireless access devices is permitted under certain conditions that will be determined in a judgment. If a definitive court judgment holds that the exemption does not apply to cellular devices at all or if the regulations finally approved do not apply the exemption to wireless access devices, or only under limited conditions, this could adversely affect the Company’s existing network and network build-out. As a result, we may be required to remove existing devices and would not be able to install new devices on the basis of the exemption. Our network capacity and coverage would then be negatively impacted, which could have an adverse effect on our revenue and results of operations.

4B Regulation- 7.5 Other Approvals

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

In addition, we construct and operate microwave links as part of our transmission network. The various types of microwave links receive permits from the Ministry of Environmental Protection in respect of their radiation level. Based on an exemption in the Telecommunications Law, we believe that building permits are not required for the installation of most of these microwave links on rooftops, but if in the future the courts or the relevant regulator determine that building permits are necessary for the installation of these sites, it could have a negative impact on our ability to deploy additional microwave links, and could hinder the coverage, quality and capacity of our transmission network and our ability to continue to market our Fixed-Line Services effectively.

We have received approval from the Ministry of Communications for selling and distributing all of the handsets and other terminal equipment we sell. The Ministry of Environmental Protection also has authority to regulate the sale of handsets in Israel, and under the new Non-Ionizing Radiation Law, certain types of devices, which are radiation sources, including cellular handsets, have been exempted from requiring an approval from the Ministry of Environmental Protection so long as the radiation level emitted during the use of such handsets does not exceed the radiation level permitted under the Non-Ionizing Radiation Law. Since June 15, 2002, we have been required to provide information to purchasers of handsets on the Specific Absorption Rate (“SAR”) levels of the handsets as well as its compliance with certain standards pursuant to a regulation under the Consumer Protection Law. SAR levels are a measurement of non-ionizing radiation that is emitted by a hand-held cellular telephone at its specific rate of absorption by living tissue. While, to the best of our knowledge, the handsets that we market comply with the applicable laws that relate to acceptable SAR levels, we rely on the SAR published by the manufacturer of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset and not for each and every handset, we have no information as to the actual SAR level of each specific handset and throughout its lifecycle, including in the case of equipment repair.

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

4C. Organizational Structure

We currently have five wholly-owned subsidiaries, Partner Future Communications 2000 Ltd., an Israeli corporation; Partner Net Ltd., an Israeli corporation; Partner Land-Line Communications Solutions LLP, an Israeli limited partnership; Partner Business Communications Solutions, LLP, an Israeli limited partnership; and, since March 3, 2011, 012 Smile. 012 Smile has two wholly-owned subsidiaries, 012 Telecom Ltd. and 012 Global Inc., both Israeli corporations. Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner of each of the limited partnerships. On October 28, 2009, we became a subsidiary of Scailex. See “Item 3D.3 45.94% of our shares and voting rights are indirectly controlled by a single shareholder”.

4D. Property, Plant and Equipment

Headquarters

We lease our headquarter facilities in Rosh Ha-ayin, Israel, in three sites with a total of approximately 57,362 gross square meters (including parking lots). The leases for each site have different lengths and specific terms, but we believe that our current office facilities are adequate for the foreseeable future, and that we will be able to extend the leases or obtain alternate or additional facilities, if needed, on acceptable commercial terms. In the beginning of 2010 an amendment to the lease agreements for its headquarters facility in Rosh Ha’ayin was signed, according to which the lease term is until the end of 2016, and the Company has an option to shorten the lease period to the end of 2014. The rental payments are linked to the Israeli CPI. We also, lease six call centers in Haifa, Jerusalem, Rehovot, Ashdod, and Beer-Sheva and other small call centers in Israel. An additional 832 square meter call center in Beer Sheva was transferred to 012 Smile in September 2011.The leases for each site have different lengths and specific terms, and we have plans to expand some of the call centers in the near future on acceptable commercial terms however we believe that our current call center facilities are adequate for the foreseeable future, and that we will be able to extend the leases or obtain alternate or additional facilities, if needed, on acceptable commercial terms.

Network

For a description of our telecommunications network, see “Item 4B.9 Our Network” above.

We lease most of the sites where our mobile telecommunications network equipment is installed throughout Israel. At December 31, 2011, we had 2,692 network sites (including micro-sites). The lease agreements relating to our network sites are generally for periods of two to three years. We have the option to extend the lease periods up to ten years (including the original lease period).

The erection and operation of most of these network sites requires building permits from local or regional zoning authorities, as well as a number of additional permits from governmental and regulatory authorities, and we have had difficulties in obtaining some of these permits. Difficulties obtaining required permits could continue and therefore affect our ability to maintain cell network sites. In addition, as we grow our subscriber base and seek to improve the range and quality of our services, we need to further expand our network, and difficulties in obtaining required permits may delay, increase the costs or prevent us from achieving these goals in full. See “Item 3D.1 Risk Factors – Risks Relating to the Regulation of Our Industry” and “Item 4B Regulation”.

Service Centers and Points of Sale

Lease agreements for our retail stores and service centers are for periods of two to five years. We have the option to extend the lease agreements for different periods of up to sixteen additional years (including the original lease period). The average size of our retail stores and service center is approximately 350 square meters. See also note 21 to our consolidated financial statements.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following operating and financial review and prospects are based upon and should be read in conjunction with our financial statements and selected financial data, which appear elsewhere in this report. You should also read the risk factors appearing in Item 3D of this annual report for a discussion of a number of factors that affect and could affect our financial condition and results of operations.

5A. Operating Results

5A.1  Overview

5A.1.1    Key Financial and Operating Data

The table below sets forth a summary of selected financial and operating data for the years ended December 31, 2009, 2010 and 2011 (IFRS).

	Year ended December 31,
	2009	2010	2011

Revenues (NIS million)	6,079	6,674	6,998
Operating profit (NIS million)	1,701	1,860	1,036
Income before taxes (NIS million)	1,525	1,679	742
Net profit (NIS million)	1,141	1,243	443
Capital expenditures (NIS million)	522	435	468
Cash flow provided by operating activities net of investment activities (NIS million)	1,021	1,472	485
Cellular Subscribers (end of period, thousands)	3,042	3,160	3,176
Annual cellular churn rate (%)	18%	21%	29%
Average monthly usage per cellular subscriber (MOU) (in minutes)	364	366	397
Average monthly revenue per cellular subscriber (ARPU) (NIS)	151	148	111

5A.1.2    Business Developments in 2011

The financial and operating results for the year 2011 reflect the challenging market conditions, the effects of regulatory changes as well as the increased competition in the cellular market.

Annual service revenues totaled NIS 5,224 million (US$ 1,367 million) in 2011, decreasing by 8% from NIS 5,662 million in 2010.  Service revenues for the cellular segment in 2011 were NIS 4,248 million (US$ 1,112 million) decreasing by 24% from NIS 5,575 million in 2010. Service revenues for the fixed line segment reached NIS 1,127 million (US$ 295 million) in 2011, compared with NIS 164 million in 2010. 012 Smile contributed NIS 866 million (US$ 227 million) to the fixed line segment service revenues, following its first-time consolidation in Partner starting on March 3, 2011. Excluding 012 Smile’s contribution, total service revenues (for both segments) decreased by 23%. This decrease mainly reflected the decrease in interconnect tariffs whose direct impact on annual service revenues was a reduction of approximately NIS 1,075 million. Excluding the impact of the reduction in interconnect tariffs and 012 Smile's contribution, service revenues would have decreased by approximately 4%, which mainly reflected price erosion due to an increase in the intensity of competition in the cellular market, as well as a decrease in the profitability of roaming services.

In 2011, approximately 16,000 net active cellular subscribers joined the Company, compared with approximately 118,000 net additions in 2010. The significant decrease in annual net additions reflected the intensification of competition in the market which led to an increase in churn, as explained below.

The annual churn rate for cellular subscribers in 2011 was 29%, an increase of 8 percentage points compared with 21% in 2010. The increase in the churn rate largely reflected the intensification of competition in the market following the introduction of regulatory limitations on subscriber exit fines starting in February 2011, leading to a significant increase in the voluntary churn of post-paid subscribers. The high churn rate also continues to reflect the high churn rate of pre-paid subscribers and subscribers with collection problems.

Our share of the cellular market at year-end 2011 is estimated to be unchanged at 32%.

The monthly average revenue per cellular subscriber (ARPU) for the year 2011 was NIS 111 (US$ 29), a decrease of approximately 25% from NIS 148 in 2010. The annual decrease reflects mainly the impact of the reduction in interconnect tariffs which had a direct negative impact on ARPU of approximately NIS 26, as well as the downward pressure on prices as a result of the highly intense competition in the cellular market.

The monthly average minutes of use per subscriber (MOU) for cellular subscribers in 2011 was 397 minutes, an increase of 8% compared with the MOU of 366 minutes in 2010. This increase largely reflected the continued growth in the popularity of cellular tariff plans which offer large quantities of minutes for a fixed monthly price. The increase occurred despite the continued rise in the mobile broadband subscriber base as a percentage of the total cellular subscriber base, which puts downward pressure on the MOU since these subscribers do not generate significant airtime use.

The number of local fixed-lines reached approximately 292,000 lines at the end of 2011, compared with approximately 69,000 lines at the end of 2010.  The ISP subscriber base was approximately 632,000 as of the end of 2011, compared with approximately 60,000 at the end of 2010. The growth in the number of local fixed-lines and the ISP subscriber base reflected the consolidation of the subscribers of 012 Smile following its first-time consolidation in Partner starting March 3, 2011.

5A.1.3    Acquisition of 012 Smile

On March 3, 2011, the Company completed the acquisition of all of the issued and outstanding shares of 012 Smile Telecom Ltd. (“012 Smile”), from Merhav-Ampal Energy Ltd. (“Ampal”). 012 Smile is an Israeli private company, which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VoB). 012 Smile had revenues of approximately NIS 1,112 million during the 11 months starting February 1, 2010, the date on which 012 Smile’s business activities began to operate under a new company.

The purchase price for the acquisition of 012 Smile was NIS 650 million which included the acquisition of all of the outstanding shares of 012 Smile and a loan from the previous shareholder to 012 Smile. As part of the acquisition, we also guaranteed the bank loans and other bank guarantees, which were provided to 012 Smile, in a total amount of approximately NIS 800 million. According to the purchase agreement, 012 Smile assigned to Ampal the right to receive payments due from a third party in an amount of approximately NIS 40 million.

At the time of the acquisition, the purchase assumed an enterprise value for 012 Smile of approximately NIS 1.45 billion. This included fixed assets, intangible assets of customer relations, brand name, Rights of Use (“ROU”) of international transmission cables and goodwill. 012 Smile is financed principally through long term bank loans totaling approximately NIS 500 million that have an index (Israeli consumer price index) linked rate of 3.42% with a final maturity at the end 2019.

Impairment of Fixed Line Assets and Goodwill.

During December 2011, Bezeq International Ltd. completed the installation of an underwater cable between Israel and Italy and began commercial use thereafter. In addition, Tamares Telecom Ltd. was in the final stages of laying another underwater cable which was completed in January 2012, allowing new communication channels between Israel and Western Europe. The additional capacity significantly increased the level of competition in the market for international connectivity services that, until December 2011, had been comprised of a sole monopoly supplier. The increased competition in the market for international connectivity services during the fourth quarter of 2011 that lead to a sharp decline in prices and the Company's expectations for increased competition in the retail ISP market, that would lead to a decrease in prices and market share, indicated the need to perform an impairment test on certain assets of the fixed-line segment.The impairment test was performed by management with the assistance of an independent assessor, Giza Singer Even Ltd., with the recoverability of the relevant assets being assessed based on value-in-use calculations. As a result of the testing, impairment charges in a total amount of NIS 235 million were recognized for the fixed-line business:

a)           Trade name by NIS 14 million, recorded in selling and marketing expenses;

b)           Customer relationships by NIS 73 million, recorded in selling and marketing expenses; and

c)           Right of use by NIS 148 million, recorded in the cost of revenues.

In addition,  the Company's Management performed, as required, its annual impairment review of goodwill, with the assistance of Giza Singer Even Ltd., again assessing recoverability of fixed-line segment assets based on value-in-use calculations. As a result of the impairment test, the Company recorded an impairment charge to goodwill in respect of the fixed-line business units in the amount of NIS 87 million in 2011.  The total impact of the impairment charges on operating profit in 2011 was a reduction of NIS 322 million. The total impact on net profit, including the resulting increase in deferred tax assets, net, of NIS 11 million, was a reduction of NIS 311 million.

In addition, the Company recorded an impairment of fixed-line subscriber acquisition costs in the total amount of NIS 27 million in the second half of 2011, following an amendment to the Telecommunications Law which limits subscriber exit fines in the fixed line market.

See notes 12 and 14 to our consolidated financial statements included herein.

See also “Item 3D.2 Risks Relating to Our Business Operations -- We face operational and legal risks associated with the integration of 012 Smile Telecom Ltd.” and note 5 to our consolidated financial statements included herein

5A.1.4    Agreement for the Upgrade of Our Existing Networks and the Deployment of Fourth Generation Network in Israel

On October 25, 2010, the Company signed an agreement with LM Ericsson Israel Ltd. (“Ericsson”) for the upgrade of its existing networks and the deployment of a fourth generation network in Israel (the “Agreement”). The Agreement includes the upgrade, replacement and the expansion of certain parts of the Company’s existing cellular and fixed-line networks and the maintenance of its networks, including enhancement of the Company’s abilities with respect to the cellular and fixed line ISP services it provides. The commercial operation of the fourth generation network by the Company is subject to the allocation of the relevant frequencies by the Ministry of Communications.

The term of the Agreement is until December 31, 2014, whereas the replacement of the Company’s switches and radio equipment is scheduled to be carried out by the end of the year 2013.

The total net amount, following all discounts and settlements, some of which are conditional, that the Company will be required to pay for the capital expenditure and maintenance services is approximately $100 million (approximately NIS 360(*) million). Payments will be made in quarterly installments throughout the term of the Agreement. See “Item 5F. Contractual Obligations”. The Company allocates the net amount between capital expenditures and maintenance based on their relative fair values. The amount relating to support and maintenance is approximately $12 million (NIS 43 million (*). The transaction resulted in accelerated depreciation of the replaced equipment, throughout the replacement period, whereas the main impact of the accelerated depreciation was recorded during the year 2011. The Company recorded accelerated depreciation of NIS 16 million in the fourth quarter of 2010 and of NIS 67 million in 2011. As of December 31, 2011, the depreciated cost of fixed assets that the Company intends to replace is approximately NIS 30 million.

(*) The transaction is denominated in USD and translated above into NIS using the exchange rate as of the transaction date October 25, 2010 (1 USD = 3.599 NIS).

5A.1.5    Capital Reduction

On February 22, 2010, the District Court approved the application submitted by the Company for a capital reduction distribution in the total amount of NIS 1.4 billion (exceeding the surpluses for distribution) to the Company’s shareholders (“the capital reduction”). Following the District Court’s approval, a total amount of NIS 1.4 billion, which amounted to approximately NIS 9.04 per share, was paid on March 18, 2010, to shareholders and ADS holders of record on March 7, 2010, resulting in a reduction of shareholders’ equity by an equal amount.

5A.1.6    Intentions of Principal Shareholder

On February 1, 2012, Scailex, our principal shareholder, filed an immediate report stating that its Board of Directors resolved to appoint Deutsche Bank and Lazard Freres to advise Scailex to propose potential purchasers and to formulate a deal structure in any transaction regarding Scailex itself and/or Scailex's holding in Partner and the joining of a significant partner to Partner, including the possibility of transforming Partner or Scailex into a private company.  See “Item 3D.3 Risks Related to Our Principal Shareholder”.

5A.1.7    Significant regulatory developments

Rate of royalty payments.  In 2010, the Company benefitted from a scheduled reduction in its royalty payments set by the Telecommunications Regulations from 1.5% in 2009 to 1% in 2010. Royalty payments in 2011 were increased to 1.75% and in 2012 and thereafter will be were to be 2.5% of net revenues, following an amendment to the Telecommunications Regulations by a temporary order. The temporary order will be effective until the Director of the Ministry of Communications shall publish a formal notice that one of the following has occurred: (1) a cellular operator has begun to provide national roaming service; or (2) an MVNO has begun to operate and the total market share of all MVNOs is at least 5%. If one of the above occurs, the royalty rate will revert back to 1%. This amendment does not apply to international operators, special fixed line operators and MVNOs.This temporary order does not apply to international operators, special fixed line operators and MVNOs.

Following a petition filed by the Company and two other cellular operators with the Supreme Court of Justice, in July 2011, the State decided to accept the court's suggestion, which had already been accepted by the petitioners, according to which the royalty rate for 2012 will be 1.75% (subject to the above-mentioned terms with respect to the temporary order), and starting in 2013, the rate will be 0%. The decision of the State is pending an amendment of the relevant regulations and its approval by the relevant parliamentary committee.

Other regulatory developments. For further information regarding developments which may have an impact on our operating results, see “Item 3D.1 Risks Relating to the Regulation of Our Industry ” and “Item 4B. Business Overview – Regulation”.

5A.1.8    Revenues

We derive revenues from the sale of both services and equipment.

Our principal source of revenues is from the sale of cellular network services, primarily network airtime usage fees, and content and data fees (including SMS) as well as interconnect fees from other operators, fees for roaming, services and fees for extended handset warranty.

The fixed line business segment derives revenues from a number of services provided over fixed line networks including transmission services, PRI lines for business sector customers, VoB telephony services and ISP services.

Cellular equipment revenues are derived from sales of cellular handsets, datacards, modems, tablets and laptops, related equipment, car kits and accessories.

For the fixed line business segment, equipment revenues include domestic routers, smartboxes and DECT phones, as well as related accessories.

We recognize revenues from network services (cellular, fixed-line and ISP) at the time we provide the service to the subscriber. We recognize revenues from equipment only upon delivery and the transfer of ownership to the subscriber.

5A.1.9    Cost of Revenues

The principal components of our cost of revenues are:

•	Cost of handsets, accessories and ISP related equipment

•	Payments to transmission, communication and content providers

•	Depreciation, amortization and impairment charges

•	Wages and employee benefits expenses and car maintenance

•	Operating lease, rent and overhead expenses

•	Cost of handling, replacing or repairing handsets

•	Impairment of deferred expenses – right of use

•	Network and cable maintenance

•	Payments to ISPs

•	Car kit installation, IT support, and other operating expenses

•	Royalty expenses

•	Amortization of rights of use

•	Other

5A.1.10  Selling and Marketing Expenses

The principal components of our selling and marketing expenses are:

•	Wages and employee benefits expenses and car maintenance

•	Impairment of intangible assets

•	Advertising and marketing

•	Selling commissions, net

•	Depreciation and amortization

•	Other

5A.1.11  General and Administrative Expenses

The principal components of our general and administrative expenses are:

•	Wages and employee benefits expenses and car maintenance

•	Bad debts and allowance for doubtful accounts

•	Credit card and other commissions

•	Professional fees

•	Depreciation

•	Other

5A.1.12  Other Income, Net

The principal components of our other income, net, are:

•	Unwinding of trade receivables

•	Other income

•	Capital loss from sale of property and equipment

5A.1.13  Finance Costs, Net

The principal components of our financial expenses are:

•	Interest expenses

•	Linkage expenses to CPI

•	Net foreign exchange rate losses

•	Interest costs in respect of liability for employee rights upon retirement

•	Factoring costs, net

•	Fair value loss from derivative financial instruments, net

•	Other finance costs

The principal components of our financial income are:

•	Fair value gain from derivative financial instruments, net

•	Interest income from cash equivalents

•	Expected return on plan assets

•	Net foreign exchange rate gains

•	Other finance income

5A.1.14  Key Cellular Business Indicators (Operating Data)

Our primary key cellular business indicators are described below. These indicators are widely used in the cellular telephone service industry to evaluate performance.

•	average monthly revenue per subscriber (ARPU);

•	average monthly minutes of usage per subscriber (MOU); and

•	churn rate.

5A.1.15  Critical Accounting Estimates and Judgments

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

5A.1.15.a. Critical accounting estimates and assumptions

Useful economic lives of assets

The useful economic lives of the Company's assets are an estimate determined by management. The Company defines useful economic life of its assets in terms of the assets' expected utility to the Company. This estimation is based on assumptions of future changes in technology or changes in the Company's intended use of these assets, and experience of the Company with similar assets, and legal or contract periods where relevant. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. See also note 2 (f) and note 2(g) to our consolidated financial statements.

Impairment tests of assets with finite useful economic lives

For the purpose of impairment testing of assets with finite useful lives the assets are grouped to the lowest levels for which there are separately identifiable cash flows (CGUs). The Company's management estimates the assets recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. The value-in-use calculations require management to make estimates of the projected future cash flows from the continuing use of the CGU and also to choose a suitable discount rate which represents market estimates for the time value of money and the specific risks relating to the CGU. Determining the estimates of the future cash flows is based on management's past experience and management's best estimate for the economic conditions that will exist over the remaining useful economic life of the CGU. See also note 2(j) to our consolidated financial statements.

As a result of the impairment test, the Company recorded in 2011 an impairment charge to certain assets in an amount of NIS 262 million, based on the key assumptions described in note 12(b) to our consolidated financial statements.

Allowance for doubtful accounts

See note 2(m) to our consolidated financial statements in respect of accounting for allowance for doubtful accounts.

Uncertain tax positions

The assessment of amounts of current and deferred taxes requires the Company's management to take into consideration uncertainties that its tax position will be accepted and of incurring any additional tax expenses. This assessment is based on estimates and assumptions based on tax laws and the Company's past experience. It is possible that new information will become known in future periods that will cause the final tax outcome to be different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. See also note 2(v) to our consolidated financial statements.

Business combinations

The Company is required to allocate the purchase price of entities and activities acquired in business combinations on the basis of the fair value of acquired assets and liabilities assumed. The Company uses external and internal valuations to determine the fair value. Goodwill represents the excess of the consideration transferred over the net fair value of the identifiable assets acquired, and identifiable liabilities and contingent liabilities assumed. The valuations include management estimations and assumptions for future cash flow projections from the acquired business and selection of models to compute the fair value of the acquired components and their depreciation periods. See also note 5 to our consolidated financial statements.

Purchase price allocation

The Company allocates the purchase price between property and equipment and maintenance costs where they are purchased in a single transaction based on their estimated relative fair values. See also note 2(f) to our consolidated financial statements.

Impairment tests of goodwill

For the purpose of goodwill impairment testing, the goodwill is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the business combination. Such allocation represents the lowest level at which the goodwill is monitored for internal management purposes and is not larger than an operating segment. The recoverable amounts of CGUs to which goodwill has been allocated have been determined based on the value-in-use calculations. These calculations require management to make estimates of the projected future cash flows from the continuing use of the CGU and also to choose a suitable discount rate which represents market estimates for the time value of money and the specific risks relating to the CGU. Determining the estimates of the future cash flows is based on management past experience and management best estimate for the economic conditions that will exist over the remaining useful economic life of the CGU. As a result of the impairment test, the Company recorded in 2011 an impairment charge to goodwill in an amount of NIS 87 million, based on the key assumptions described in note 12(c) to our consolidated financial statements included herein.

Sensitivity analysis: an increase of 1% in the weighted average pre-tax discount rate in respect of the ISP/VOB and ILD group of CGUs rate would have resulted in an additional impairment charge of approximately NIS 61 million, assuming all other factors constant. A decrease of 1% in the weighted average growth rate in respect of the ISP/VOB and ILD group of CGUs would have resulted in an additional impairment charge of approximately NIS 42 million, assuming all other factors constant. Any adverse changes in one of the key assumptions will cause additional impairment charges.

 See also note 2(i) and note 12(c) to our consolidated financial statements.

The impairment test was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 2(j) to our consolidated financial statements included herein.

5A.1.15.b. Critical judgments in applying the Company’s accounting policies

Provisions for legal claims and litigations

Provisions are recorded when a loss is considered probable and can be reasonably estimated. Judgment is necessary in the assessing the likelihood that a pending claim or litigation against the Company will succeed, or a liability will arise, and to quantify the possible range of final settlement. These judgments are made by management with the support of internal specialists, or with the support of outside consultants such as legal counsel. Because of the inherent uncertainties in this evaluation process, actual results may be different from these estimates.

Revenue from services recognition

The Company recognizes service revenues based upon minutes and seconds used, net of credits and adjustments for service discounts. Because the Company's billing cycles use cut-off dates, which for the most part do not coincide with the Company's reporting periods, the Company is required to make estimates for service revenues earned but not yet billed at the end of each reporting period. These estimates are based primarily upon actual unbilled usage of the Company's network by the customers, and also on historical data and trends. Actual billing cycle results depend on subscriber usage and rate plan mix, from the results estimated at the end of each period.

Regarding determination whether the Company is acting as a principal or as an agent see note 2(s)(1) to our consolidated financial statements.

Sales of equipment with accompanying services

The Company made judgments to determine that certain sales of equipment with accompanying services constitute an arrangement with multiple deliverables that are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole, and accordingly, consideration received is allocated to each deliverable based on the relative fair value of the individual element. See also note 2(s)(2) to our consolidated financial statements.

Deferred tax assets

Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is probable that sufficient and suitable taxable profits will be available in the future, against which the reversal of the temporary differences can be deducted, taking into account any legal restrictions on the length of loss-carryforward period. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, loss-carryforward periods, and tax planning strategies. See also note 27 to our consolidated financial statements included herein.

5A.2.1    Results of Consolidated Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

On March 3, 2011, Partner concluded the acquisition of 012 Smile, an Israeli operator of international telecommunications services and local fixed line services and a provider of internet services.  See “Item 4A. History and Development of the Company” and “Acquisition of 012 Smile” above. The consolidated results of 2011 therefore include the results of 012 Smile from March 3, 2011, forward.

Composition of revenues and cost of revenues

	New Israeli Shekels
	Year ended December 31,
	2010	2011
	In millions

Service revenues	5,662	5,224
Equipment revenues	1,012	1,774
Total revenues	6,674	6,998

Cost of revenues – Services	3,307	3,570
Cost of revenues – Equipment	786	1,408
Total Cost of revenues	4,093	4,978
Gross profit	2,581	2,020

Revenues. Partner achieved total net revenues of NIS 6,998 (US$ 1,831 million) in 2011, an increase of 5% from NIS 6,674 million in 2010.  Partner’s total revenues for 2011 (excluding inter-company revenues) included a contribution of 012 Smile after first-time consolidation of NIS 888 million (US$ 232 million). Excluding 012 Smile, Partner’s revenues decreased by 8% in 2011 compared with 2010.

Revenues from services. Annual service revenues totaled NIS 5,224 million (US$ 1,367 million) in 2011, a decrease of 8% from NIS 5,662 million in 2010.

Excluding 012 Smile's contribution of NIS 866 million (US$ 227 million), total annual service revenues decreased by 23% in 2011 compared to 2010. This decrease mainly reflected the impact of regulatory changes, which imposed a 71% reduction in interconnect voice tariffs and a 94% reduction in the interconnect SMS tariff starting January 1, 2011. The direct impact of these reductions in interconnect tariffs in 2011 was to reduce annual service revenues by approximately NIS 1,075 million. Excluding both 012 Smile’s contribution and the impact of the reductions in interconnect tariffs, service revenues would have decreased by approximately 4% in 2011 compared to 2010, reflecting principally price erosion due to an increase in the intensity of competition in the cellular market, as well as a decrease in revenues from roaming services. See "Item 3D.1 Risks Relating to the Regulation of our Industry" and "Item 3D.2 Risks Relating to our Business Operations" for a discussion of regulatory, business and technological factors intensifying competition and putting downward pressure on prices

Revenues from equipment. Equipment revenues in 2011 were NIS 1,774 million (US$ 464 million), increasing by 75% from NIS 1,012 million in 2010.

The increase largely reflected an increase in the average revenue per equipment device sold, primarily due to the higher proportion of high-value smartphones sold.

Gross profit. Gross profit in 2011 totaled NIS 2,020 million (US$ 528 million).

Gross profit before the impact of the impairment of rights of use in the amount of NIS 148 million, totaled NIS 2,168 million (US$ 567 million), a decrease of 16% from NIS 2,581 million in 2010. Excluding 012 Smile's contribution of NIS 215 million, the decrease in gross profit before the impact of the impairment of rights of use was 24% or NIS 628 million. The impact of the reduction in interconnect tariffs explains approximately NIS 427 million of the decrease in gross profit with the remainder largely reflecting price erosion of cellular services, partially offset by an increase of 56% in the gross profit from cellular equipment sales

Impairment of Goodwill. In the fourth quarter of 2011, the Company recognized an impairment loss for goodwill related to the purchase of 012 Smile in the amount of NIS 87 million (US$ 23 million).

Other income, net. Other income, net, totaled NIS 105 million (US$ 27 million) in 2011, compared to NIS 64 million in 2010, an increase of 64%, mainly reflecting an increase in recognized deferred revenue from handset payment installment plans related to the overall increase in revenues from equipment sales.

Operating profit. Operating profit for 2011 was NIS 1,036 million (US$ 271 million). Operating profit before the total impact of the impairments described above in the amount of NIS 322 million, totaled NIS 1,358 million (US$ 355 million) in 2011, a decrease of 27% from NIS 1,860 million in 2010.

Operating profit for the cellular segment decreased by 32%, and operating profit before the total impact of the impairments of NIS 322 million for the fixed line segment, increased from an operating loss of NIS 24 million in 2010 to an operating profit of NIS 71 million in 2011, reflecting both the contribution of 012 Smile after first time consolidation, and an increase in operating profit from other fixed line services.

Financial expenses, net. Financial expenses, net, for 2011 were NIS 294 million (US$ 77 million), an increase of 62% compared with NIS 181 million in 2010. This largely reflected an increase in interest expenses resulting from the increase in the average debt level in 2011 compared to 2010 by approximately NIS 1.5 billion, largely related to the acquisition of 012 Smile.

Profit before income tax. Profit before income taxes for 2011 was NIS 742 million (US$ 194 million), a decrease of 56% from NIS 1,679 million in 2010.

Income taxes on profit.  Income taxes on profit for 2011 were NIS 299 million (US$ 78 million), a decrease of 31% from NIS 436 million in 2010.

The effective tax rate for 2011 was 40%. Before the total impact of the impairments of NIS 322 million, partially offset by the resulting increase in deferred tax assets, net, of NIS 11 million, the effective tax rate for 2011 was 29% compared with 26% for 2010. As part of the Economic Efficiency Law that was enacted in July 2009, the Israeli corporate tax rate was scheduled to be reduced by one percent each year from a rate of 26% in 2009 to a rate of 20% in 2015, and then to a rate of 18% from 2016. As a result, the Israeli corporate tax rate was reduced from a rate of 25% in 2010 to 24% in 2011. On December 6, 2011 the Tax Burden Distribution Law (legislations amendments) was published in the law records. The law set the corporate tax rate at 25% starting in 2012, and cancelled the continuation of the gradual reduction in corporate tax to 18% by 2016 as described above. As a result of the change in the future corporate tax rate, our deferred tax liability has increased in the amount of approximately NIS 12 million as of December 31, 2011. As explained above, the Israeli corporate tax rate is expected to remain at the level of 25% in 2012. However, the Company’s effective tax rate is expected to be slightly higher mainly due to nondeductible expenses.

 See Note 27 (b) to our consolidated financial statements.

Net profit. Net profit in 2011 was NIS 443 million (US$ 116 million), a decrease of 64% from NIS 1,243 million in 2010. Net profit before the impact of the impairment in the amount of NIS 311 million, was NIS 754 million (US$ 197 million) in 2011, a decrease of 39% from NIS 1,243 million in 2010. Based on the weighted average number of shares outstanding during 2011, basic (reported) earnings per share or ADS, was NIS 2.85 (US$ 0.75), a decrease of 65% from NIS 8.03 in 2010.

EBITDA. EBITDA totaled NIS 2,178 million (US$ 570 million) in 2011, a decrease of 15% compared with NIS 2,570 million in 2010. EBITDA for the cellular segment was NIS 1,896 million (US$ 496 million) in 2011, decreasing by 26% from NIS 2,558 million in 2010. EBITDA for the fixed line segment was NIS 282 million (US$ 74 million) in 2011, compared with NIS 12 million in 2010, an increase of NIS 270 million, of which 012 Smile contributed NIS 198 million.

EBITDA as reviewed by the Chief Operator Decision Maker ("CODM"), represents earnings before interest (finance costs, net), taxes, depreciation, amortization and impairment charges, as a measure of operating profit. EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. For a reconciliation of EBITDA with our audited financial data, see Note 6 in the consolidated financial statements for 2011 included in this annual report.

5A.2.2    Results of Operation by Segment for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

The consolidation of 012 Smile into Partner’s financial results following its acquisition on March 3, 2011, had a significant impact on the results of the Fixed-line Segment, as set forth below, but did not affect the results of the Cellular Segment.

	New Israeli Shekels
	Year ended December 31, 2011
	In millions
	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	4,219	1,005		5,224
Inter-segment revenue - Services	29	122	(151)
Segment revenue - Equipment	1,748	26		1,774
Total revenues	5,996	1,153	(151)	6,998

Segment cost of revenues – Services	2,601	969*		3,570
Inter-segment cost of revenues- Services	122	29	(151)
Segment cost of revenues - Equipment	1,379	29		1,408
Cost of revenues	4,102	1,027	(151)	4,978
Gross profit	1,894	126		2,020

Operating expenses	712	290*		1,002
Impairment of goodwill		87		87
Other income, net	105			105
Operating profit (loss)	1,287	(251)		1,036
Adjustments to presentation of EBITDA
–Depreciation and amortization	590	182		772
–Impairment of intangible assets, deferred expenses and goodwill		349		349
–Other	19	2		21
EBITDA	1,896	282		2,178

Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				(772)
Impairment of intangible assets, deferred expenses and goodwill				(349)
- Finance costs, net				(294)
- Other				(21)
Profit before income tax				742

* Including impairment charges, see note 12 to our consolidated financial statements.

	Year ended December 31, 2010
	In millions
	Cellular segment	Fixed line segment	Elimination	Consolidated

Segment revenue - Services	5,555	107		5,662
Inter-segment revenue - Services	20	57	(77)
Segment revenue - Equipment	987	25		1,012
Total revenues	6,562	189	(77)	6,674
Segment cost of revenues – Services	3,174	133		3,307

Inter-segment cost of revenues- Services	57	20	(77)
Segment cost of revenues - Equipment	751	35		786
Cost of revenues	3,982	188	(77)	4,093
Gross profit	2,580	1		2,581
Operating expenses	760	25		785
Other income	64			64
Operating profit (loss)	1,884	(24)		1,860
Adjustments to presentation of EBITDA
–depreciation and amortization	633	36		669
- Impairment of intangible assets	16			16
–other	25			25
EBITDA	2,558	12		2,570

Reconciliation of EBITDA to profit before tax :
- Depreciation and amortization				(669)
Impairment of intangible assets				(16)
- Finance costs, net				(181)
- Other				(25)
Profit before tax				1,679

5A.2.2.1 Cellular Services Business Segment

The impairment charge on fixed-line assets in 2011 in connection with the 012 Smile acquisition did not have any impact on the results for the cellular segment.

Revenues earned by the cellular business segment amounted to NIS 5,996 million (US$ 1,569 million) in 2011, a decrease of 9% compared to NIS 6,562 million in 2010 (including inter-segment revenues), reflecting a decrease in revenues from services which was partially offset by an increase from revenues from equipment.

Revenues from services. In 2011, service revenues from the Company’s cellular business segment totaled NIS 4,248 million (US$ 1,112 million), representing a decrease of 24% from NIS 5,575 million in 2010. This decrease mainly reflected a 71% reduction in the interconnect voice tariff and a 94% reduction in the interconnect SMS tariff from January 1, 2011. The direct impact of the reduction in interconnect tariffs was a reduction of approximately NIS 1,075 million in service revenues in 2011. Excluding the impact of the reduction in interconnect tariffs, service revenues would have decreased by approximately 4%, which mainly reflected price erosion due to an increase in the intensity of competition in the cellular market, as well as a decrease in the profitability of roaming services.These negative trends were partially offset by growth in the cellular postpaid subscriber base of approximately one percent, on an average basis over 2011, and by growth in the cellular prepaid subscriber base of approximately 5%, on an average basis over 2011.

In addition, significant growth in the popularity of smartphones supported average monthly revenue per cellular subscriber (“ARPU”) levels by generating revenue growth in revenues from data and content services.

Revenues from cellular data and content services excluding SMS in 2011 totaled NIS 666 million (US$ 174 million) or 16% of cellular service revenues, in 2011, increasing by 4 % compared with NIS 638 million or 11 % of cellular service revenues in 2010. SMS service revenues totaled NIS 456 million (US$ 119 million) in 2011, an increase of 18% compared with NIS 387 million in 2010, and the equivalent of 11% of cellular service revenues, compared with 7% in 2010.  The 2010 figures in these comparisons reflect a change in the methodology that occurred in 2011 for allocating revenues from bundled packages between airtime revenues and content revenues, as well as an adjustment to the Company’s allocation of credits between the different services.

Pre-paid subscribers accounted for service revenues of approximately NIS 500 million (US$ 131 million) in 2011.

Revenues from equipment. Equipment revenues from the Company’s cellular business segment totaled NIS 1,748 million (US$ 457 million) in 2011, an increase of 77% compared with equipment revenues of NIS 987 million in 2010. The increase largely reflected an increase in the average revenue per equipment device, mainly due to the higher proportion of high-value smartphones sold.

Gross profit from services.  Gross profit from cellular services in 2011 was NIS 1,525 million (US$ 399 million), decreasing by 35% compared with NIS 2,344 million in 2010. This decrease mainly reflected the direct negative impact of the interconnect tariff reduction on profit in the amount of approximately NIS 443 million, as well as the reduction in service revenues as described above. In addition, the decrease reflected an increase in interconnect expenses related to the growth in outgoing voice minutes and also higher payroll expenses related to the increase in the customer service workforce during the year.

Gross profit from equipment. The gross profit from the cellular business segment equipment was NIS 369 million (US$ 97 million) in 2011, an increase of 56% compared with a gross profit of NIS 236 million in 2010, attributable largely to an increase in unit profitability. During 2011, the total amount of cellular equipment subsidies, net, that was capitalized was NIS 12 million, compared with NIS 51 million in 2010, reflecting the impact of the limitations on subscriber exit fines which came into effect in February 2011 on handset subsidies.

Gross profit. The overall gross profit from the cellular business segment was NIS 1,894 million (US$ 496 million) in 2011, compared with NIS 2,580 million in 2010, a decrease of 27%.

Selling, marketing and general and administrative expenses. The cellular segment’s selling, marketing, general and administrative expenses amounted to approximately NIS 712 million (US$ 186 million) in 2011, a decrease of 6% from NIS 760 million in 2010. The decrease reflected a decrease in marketing and advertising expenses and the impact of a one-time reduction in bad debts and doubtful accounts expenses recorded in the second quarter of 2011, which were partially offset by higher salary expenses and selling commissions, and increased depreciation expenses.

Other income, net. Other income, net, totaled NIS 105 million (US$ 27 million) in 2011, increasing by 64% from NIS 64 million in 2010 mainly reflecting an increase in recognized deferred revenue from handset payment installment plans related to the increase in revenues from equipment sales.

Operating profit. As a result of the above, operating profit from the segment’s activities totaled NIS 1,287 million (US$ 337 million) in 2011, compared with NIS 1,884 million in 2010, a decrease of 32%.

The impairment recorded in 2011 did not impact the results of the cellular segment.

 EBITDA. EBITDA for the cellular segment was NIS 1,896 million (US$ 496 million) in 2011, representing a decrease of 26% from NIS 2,558 million in 2010. The decrease in EBITDA largely reflected the direct impact of the reduction in interconnect tariffs which reduced cellular segment EBITDA by approximately NIS 443 million, together with the cellular service price erosion as described above, partially offset by the increase in gross profit from cellular equipment sales.

5A.2.2.2 Fixed Line Services Business Segment

Revenues earned by the fixed-line business segment amounted to NIS 1,153 million (US$ 302 million) in 2011, compared to NIS 189 million in 2010 (including inter-segment revenues), reflecting principally the contribution of 012 Smile after first time consolidation in the amount of NIS 970 million (US$254 million) in 2011. Fixed line segment revenues excluding 012 Smile were NIS 183 million (US$ 48 million), a decrease of 3% compared with 2010.

Revenues from services. Fixed line business segment service revenues (including inter-segment revenues) reached NIS 1,127 million (US$ 295 million) compared with NIS 164 million in 2010. Revenues in 2011 included a contribution of 012 Smile after first-time consolidation starting March 3, 2011, in the amount of NIS 947 million. Fixed-line segment service revenues excluding 012 Smile were NIS 180 million (US$ 47 million), an increase of 10% compared with NIS 164 million in 2010. The increase reflected revenue growth from both residential and business fixed line services.

Revenues from equipment. Equipment revenues from the Company’s fixed line business segment totaled NIS 26 million (US$ 7 million) in 2011, remaining at a level similar to NIS 25 million in 2010.

Gross profit from services. For the fixed line segment, the gross profit from services (including intersegment activity) was NIS 129 million (US$ 34 million) in 2011, compared with NIS 11 million in 2010.

Gross loss from equipment. The gross loss from the fixed line business segment equipment sales was NIS 3 million (US$ 1 million) in 2011, compared with a gross loss of NIS 10 million in 2010.

Gross profit. The overall gross profit from the fixed line business segment was NIS 126 million (US$ 33 million) in 2011, compared with NIS 1 million in 2010.

The cost of revenues for the fixed-line services segment included expenses in the amount of NIS 148 million that were recorded following the impairment charge on rights of use for international fiber optic lines. Excluding the impact of this impairment charge, gross profit for the fixed line segment was NIS 274 million (US$ 72 million) in 2011 compared with NIS 1 million in 2010, including gross profit of NIS 215 million contributed by 012 Smile. Gross profit for the fixed line segment was positively affected by the acquisition of 012 Smile, and the impact of the reduction in interconnect expenses for calls to cellular operators following the reduction in cellular interconnect tariffs effective as of January 2011, partially offset by an impairment in the amount of NIS 27 million recorded in the second half of 2011 related to subscriber acquisition costs capitalized in prior periods (in addition to the impairment of the rights of use). The impairment in subscriber acquisition costs was recorded following an amendment to the Telecommunications Law which limits subscriber exit fines in the fixed line market.

Selling, marketing and general and administrative expenses. The fixed line segment’s selling, marketing, general and administrative expenses amounted to approximately NIS 290 million (US$ 76 million), compared to NIS 25 million in 2010, an increase of NIS 265 million.

The selling and marketing expenses for the fixed-line services segment included expenses in the amount of NIS 87 million that were recorded following the impairment charge on a trade name (NIS 14 million) and on customer relationships (NIS 73 million). Excluding the impact of these impairment charges, selling, marketing, general and administration expenses for the fixed-line services segment were NIS 203 million (US$ 53 million) in 2011, compared to NIS 25 million in 2010, an increase of NIS 178 million. The increase reflected additional expenses following the acquisition of 012 Smile in the amount of NIS 187 million in 2011, partially offset by lower salary expenses, selling commissions, and marketing and advertising expenses.

 Impairment loss for goodwill. As explained in “Item 5A.1.3 Acquisition of 012 Smile”, in 2011, we recorded an impairment charge to goodwill related to the purchase of 012 Smile in the amount of NIS 87 million (US$ 23 million).

Operating loss. Operating loss from the segment’s activities totaled NIS 251 million (US$ 66 million) in 2011.

Operating profit for the fixed line segment, before the total impact of the impairments in the amount of NIS 322 million, was NIS 71 million (US$ 19 million) in 2011, of which 012 Smile contributed an operating profit of NIS 29 million. Excluding 012 Smile's contribution, operating profit increased by NIS 66 million in the year, from an operating loss of NIS 24 million in 2010 to a profit of NIS 42 million (US$ 11 million) in 2011.

EBITDA.  EBITDA for the segment was NIS 282 million (US$ 74 million) in 2011, compared with NIS 12 million in 2010. 012 Smile’s contribution after first time consolidation to EBITDA in 2011 was NIS 198 million. Excluding 012 Smile’s contribution, EBITDA for the fixed line segment in 2011 totaled NIS 85 million (US$ 22 million), compared with NIS 12 million in 2010. The EBITDA margin for the fixed line segment in 2011 was 24% of total fixed line segment revenues.

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

Revenues. Partner achieved total net revenues of NIS 6,674 in 2010, an increase of 9.8% from NIS 6,079 million in 2009.

Revenues from services. Annual service revenues totaled NIS 5,662 million in 2010, an increase of 4.0% from NIS 5,446 million in 2009. This assumes a retroactive application of the reallocation of revenues between services and equipment within the cellular segment that occurred in 2010 (see above).

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

Cellular data and content revenues excluding SMS increased by 16.0% in 2010 to NIS 622 million, compared with NIS 536 million in 2009 and represented 11.0% of service revenues in 2010 compared with 9.9 % of service revenues in 2009.

Revenues from SMS message services in 2010 totaled NIS 498 million, accounting for 8.8% of service revenues, up by 32.1% from NIS 377 million, or 7.0% of service revenues, in 2009.

The growth in content and data services (including SMS) partially reflected the continued growth in sales of bundled voice, SMS and data packages, for which the revenues are allocated according to the quantities that are offered in the packages.

Revenues from equipment. Equipment revenues in 2010 were NIS 1,012 million, increasing by 59.9% from NIS 633 million in 2009. This assumes a retroactive application of the reallocation of revenues between services and equipment within the cellular segment that occurred in 2010 (see above).

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

Gross profit. Gross profit in 2010 totaled NIS 2,581 million, an 11.8% increase from NIS 2,309 million in 2009. Gross profit for the cellular segment increased by 9.0% from NIS 2,366 million in 2009 to NIS 2,580 million in 2010. Gross profit for the fixed line segment increased from a gross loss of NIS 57 million in 2009 to a gross profit of NIS 1 million in 2010.

Gross profit from services. The annual gross profit from services was NIS 2,355 million in 2010, an increase of 3.0% from NIS 2,286 million in 2009. This assumes a retroactive application of the reallocation of revenues between services and equipment within the cellular segment that occurred in 2010 (see above).

For the cellular segment, the gross profit from services (including inter-segment activity) was NIS 2,344 million in 2010, compared with NIS 2,324 million in 2009, an increase of 0.8%. The increase reflected the higher service revenues, largely offset by an increase in the cost of service revenues of 5.0%. Cost of service revenues increased primarily due to an increase of approximately NIS 93 million in depreciation and amortization expenses. This increase was mainly due to approximately NIS 70 million of additional amortization expenses for capitalized subscriber acquisition and retention costs resulting from the commencement of capitalization from the beginning of 2009. A one-time impairment of NIS 16 million of expenses of capitalized subscriber acquisition and retention costs was also recorded in the fourth quarter of 2010 as a result of an amendment to the Telecommunications Law which imposes restrictions on subscriber exit fines.

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

These increases in the cost of revenues were partially offset by the impact of two legal developments:

First, following a Supreme Court decision in December 2010 which fully accepted the Company’s petition against the Ministry of Communications regarding the amount of frequency fees owed by the Company for allocated frequencies, frequency fee expenses were reduced by approximately NIS 50 million in the fourth quarter of 2010. Second, in 2009, the Company made a provision in the amount of approximately NIS 30 million for a demand by the Ministry of Communications for frequency fee payments with respect to the Company’s past use of a frequency band. The demand was settled in March 2010 for the same amount as the provision.

In addition, the Company benefitted from a scheduled reduction in its royalty payments set by the Telecommunications Regulations from 1.5% in 2009 to 1% in 2010.

For the fixed line segment, the gross profit from services (including intersegment activity) was NIS 11 million in 2010, compared with a gross loss of NIS 38 million in 2009. The increase in profit was attributable to increases in profits from both existing services including transmission services and Primary Rate Interface (“PRI”) lines for business sector customers, as well as an increase in profits from the ISP and fixed line telephony services that were launched at the beginning of 2009, as a result of the continuing growth in the subscriber base of these services and an increase in intersegment revenues.

Gross profit from non-capitalized equipment sales. The gross profit from non-capitalized equipment sales was NIS 226 million in 2010, compared with NIS 23 million in 2009. This assumes a retroactive application of the reallocation of revenues between services and equipment within the cellular segment that occurred in 2010 (see above).

The increase was attributable to an increase in the average profit per equipment sale. The total amount of equipment subsidies that were capitalized in 2010 was NIS 51 million, a decrease from NIS 169 million of equipment subsidies capitalized in 2009.

Selling, marketing and general and administrative expenses. Selling, marketing, general and administrative expenses amounted to NIS 785 million in 2010, an increase of 16.0% from NIS 677 million in 2009. The increase was mainly attributed to higher salary expenses and selling costs, together with increased marketing and advertising expenses, partially offset by a reduction in bad debts and doubtful accounts expenses. The total amount of selling expenses capitalized in 2010 was NIS 21 million, compared with NIS 29 million in 2009.

The increase in expenses occurred despite a reduction in the selling, marketing, general and administrative expenses related to the fixed line segment, which decreased by 51.0%, from NIS 51 million in 2009 to NIS 25 million in 2010. The decrease largely reflected lower marketing and advertising expenses related to the ISP and fixed line telephony services that were launched in 2009.

Other income, net. Other income, net, totaled NIS 64 million in 2010, decreasing by 7.2% from NIS 69 million in 2009. The decrease primarily reflected a one-time provision in the amount of approximately NIS 6 million made in the third quarter of 2010 with respect to a lawsuit.

Operating profit. As a result of the above, the Company recorded an operating profit of NIS 1,860 million in 2010, a 9.3% increase from NIS 1,701 million in 2009. The fixed line segment contributed 53% of the annual increase in operating profit and the cellular segment contributed 47%.

Financial expenses, net. Financial expenses, net, for 2010 were NIS 181 million, an increase of 2.8% from NIS 176 million in 2009. The increase was primarily attributable to an increase in interest expenses resulting from our higher debt level which was partially offset by an increase in currency gains from movements of both the US dollar and the Euro against the Israeli Shekel.

Profit before income tax. Profit before income taxes for 2010 was NIS 1,679 million, an increase of 10.0% from NIS 1,525 million in 2009.

Income taxes on profit for 2010 were NIS 436 million, an increase of 13.5% from NIS 384 million in 2009.

The effective tax rate for 2010 was 26.0% compared with 25.2% for 2009.

Net profit. Net profit in 2010 was NIS 1,243 million and earnings per diluted share were NIS 7.95, representing an 8.9% increase from net profit of NIS 1,141 million and earnings per diluted share of NIS 7.37 in 2009.

EBITDA. EBITDA for 2010 increased by NIS 266 million or 11.5%, reaching NIS 2,570 million, or 38.5% of total revenues, compared with NIS 2,304 million, or 37.9% of total revenues, in 2009.

EBITDA for the cellular segment was NIS 2,558 million in 2010, increasing by 7.2% from NIS 2,387 million in 2009. EBITDA for the fixed line segment was NIS 12 million in 2010, compared with a loss of NIS 83 million in 2009, providing a contribution to EBITDA growth of NIS 95 million (36% of the total consolidated growth). The increase in EBITDA was attributed primarily to the reduction of the loss from the ISP and fixed line telephony services which were launched at the beginning of 2009.

Results of Operations by Segment for the Year Ended December 31, 2009

(See table above for the results by segment for the year ended December 31, 2010)

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

Cellular Business Services Segment

Revenues from services. In 2010, service revenues from the Company’s cellular business segment totaled NIS 5,575 million, representing an increase of 3.2% from NIS 5,402 million in 2009. This assumes a retroactive application of the reallocation of revenues between services and equipment within the cellular segment that occurred in 2010 (see above). These revenues included approximately NIS 20 million of inter-segment revenues in 2010, compared with NIS 11 million in 2009.

The increase mainly reflected the continued expansion of the cellular subscriber base which grew by approximately 4.3% on an average basis in 2010, as well as continued growth in revenues from the use of data and content services and renewed growth in roaming activity after the decline in 2009. These increases more than offset the impact of the ongoing tariff erosion due to the fiercely competitive cellular market

Revenues from equipment. Equipment revenues from the Company’s cellular business segment totaled NIS 987 million in 2010, compared with equipment revenues of NIS 606 million in 2009. This assumes a retroactive application of the reallocation of revenues between services and equipment within the cellular segment that occurred in 2010 (see above).

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

Gross profit from equipment. The gross profit from the cellular business segment equipment revenues was NIS 236 million in 2010, compared with a gross profit of NIS 42 million in 2009. This assumes a retroactive application of the reallocation of revenues between services and equipment within the cellular segment that occurred in 2010 (see above).

The increase was attributable to an increase in the average profit per equipment sale. The total amount of equipment subsidies that were capitalized in 2010 was NIS 51 million, a decrease from NIS 169 million of equipment subsidies capitalized in 2009.

Gross profit. The overall gross profit from the cellular business segment was NIS 2,580 million in 2010, compared with NIS 2,366 million in 2009, an increase of 9.0%.

Selling, marketing and general and administrative expenses. The cellular segment’s selling, marketing, general and administrative expenses amounted to approximately NIS 760 million in 2010, an increase of 21.4% from NIS 626 million in 2009. The increase was mainly attributed to higher salary expenses and selling costs, together with increased marketing and advertising expenses, partially offset by a reduction in bad debts and doubtful accounts expenses. The total amount of selling expenses capitalized in 2010 was NIS 21 million, compared with NIS 29 million in 2009.

Other income, net. Other income, net, totaled NIS 64 million in 2010, decreasing by 7.2% from NIS 69 million in 2009. The decrease primarily reflected a one-time provision in the amount of approximately NIS 6 million made in the third quarter of 2010 with respect to a lawsuit.

Operating profit. As a result of the above, operating profit from the segment’s activities totaled NIS 1,884 million in 2010, compared with NIS 1,809 million in 2009, an increase of 4.1%.

EBITDA for the segment was NIS 2,558 million in 2010, representing an increase of 7.2% from NIS 2,387 million in 2009.

Fixed-Line Business Services Segment

Revenues from services. Fixed line business segment service revenues (including inter-segment revenues) increased by 86.4% to NIS 164 million for 2010 from NIS 88 million for 2009, attributable mainly to an increase in revenues from growth in the ISP and fixed line telephony services subscriber base and an increase in inter-segment revenues.

Revenues from equipment. Equipment revenues from the Company’s fixed line business segment totaled NIS 25 million in 2010, a decrease of 7.4% compared with NIS 27 million in 2009. The decrease primarily reflected a decrease in the number of new activations.

Gross profit from services. For the fixed line segment, the gross profit from services (including intersegment activity) was NIS 11 million in 2010, compared with a gross loss of NIS 38 million in 2009. The increase in profit was attributable to increases in profits from both existing services including transmission services and Primary Rate Interface (“PRI”) lines for business sector customers, as well as an increase in profits from the ISP and fixed line telephony services that were launched at the beginning of 2009, as a result of the continuing growth in the subscriber base of these services.

Gross loss from equipment. The gross loss from the fixed line business segment equipment revenues was NIS 10 million in 2010, compared with NIS 19 million in 2009. The reduction in gross loss was primarily related to a decrease in the average cost of equipment devices for ISP and fixed line telephony subscribers.

Gross profit. The overall gross profit from the fixed line business segment was NIS 1 million in 2010, compared with a gross loss of NIS 57 million in 2009. The decrease in the gross loss was attributable to improved profitability of both existing services including transmission service and PRI line, as well as of the ISP and fixed line telephony services that were introduced in 2009.

Selling, marketing and general and administrative expenses. The fixed line segment’s selling, marketing, general and administrative expenses amounted to approximately NIS 25 million in 2010, a decrease of 51.0% from NIS 51 million in 2009. The decrease largely reflected a decrease in marketing and advertising expenses related to the ISP and fixed line telephony services that were launched in 2009.

Operating loss. Operating loss from the segment’s activities totaled NIS 24 million in 2010, compared with a loss of NIS 108 million in 2009, a decrease of 77.8%.

EBITDA for the segment was NIS 12 million in 2010, compare with a loss of NIS 83 million in 2009. The increase in EBITDA was attributed primarily to the narrowing of the loss from the ISP and fixed line telephony services which were launched at the beginning of 2009.

5A.3        Seasonality

Our service revenues and profitability show some seasonal trends over the year, but the overall impact is not considered to be material. Generally, airtime minutes and consequently airtime revenues are affected by the number of monthly work days and daylight hours in the day, which varies throughout the year. In addition, airtime revenues are lower in February, which is a shorter than average month, and during the Jewish holiday period, but are higher in the summer months as a result of roaming charges from increased travel abroad by subscribers and from foreign roamers using our network. There is no assurance that these trends will continue in the future.

	Three months ended
NIS in millions	March 31	June 30	Sept. 30	Dec. 31

Service Revenues

2009	1,298	1,360	1,389	1,377
2010	1,360	1,412	1,457	1,432
2011	1,212	1,360	1,366	1,286

5A.4        Impact of Exchange Rate Fluctuations and Inflation

Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, in recent years, approximately one quarter of our operating expenses (excluding depreciation), including a substantial majority of our handset purchases, were linked to non-shekel currencies, mainly the US dollar. These expenses related principally to the acquisition of handsets, where the price paid by us is based mainly on US dollars. In addition, a substantial majority of our capital expenditures (including with respect to our networks) are incurred in, or linked to, non-shekel currencies, mainly the US dollar. We hedge a portion of our foreign currency commitments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Our current borrowings are in shekels, and most of our financial debt is linked to the consumer price index. If the CPI increases, we may not be permitted to raise our tariffs in a manner that would fully compensate for any increase in our financial expenses. In 2011, the CPI increased 2.6%, causing expenses of NIS 77 million in our financial expenses, net, compared to a CPI increase of 2.3% in 2010, which caused expenses of NIS 54 million in financial expenses, net. The CPI for each month is published on the 15th day of the following month; references above to the annual change in CPI for a given year is the change from the CPI published on the 15th day of December of the preceding year to the CPI published on the 15th day of December of the relevant year, which for the purposes of this annual report, covers the twelve months beginning January 1 through December 31 of the year in question.

5B. Liquidity and Capital Resources

The discussion below first describes our financial indebtedness (Notes payable, long-term bank loans and credit facilities, and total financial debt) and capital expenditures, then our dividend payment, and finally our main sources of liquidity.

Following the acquisition of 012 Smile (see “Item 4A. History and Development of the Company” and “Item 5A.1.3 Acquisition of 012 Smile”, the Company’s consolidated total financial debt increased from approximately NIS 3.7 billion to approximately NIS 5.2 billion. Under the acquisition agreement, the Company paid NIS 650 million that was financed by issuance of additional Notes Series C in an amount of NIS 463 million (as further described under “Notes payable” below) and cash on hand. In addition, the Company guaranteed 012 Smile’s indebtness of approximately NIS 580 million (see “Item 5E. Off-balance Sheet Arrangements”).

5B.1     Notes payable:

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

The principal payment to be made in 2012 on our Notes Series A due 2012, based on the CPI at December 31, 2011 is NIS 393 million.  As of April 1, 2012, the notes will have reached maturity and been fully paid, and no further payments of principal or interest will be due.

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

Until May 31, 2010, the Notes were not listed for trading on the TASE and during that period we undertook the following: (i) to pay additional interest at an annual rate of 0.6% until a prospectus or a shelf offering report was published for the listing for trade of the Notes on the TASE; (ii) to make a one-time additional interest payment at an annual rate of 0.25% in the event there is a downgrade in the rating of the Notes from the date of the downgrade announcement by the rating agency and until a prospectus or a shelf offering report is published for the listing of the Notes for trading on the TASE. If the rating of the Notes was further downgraded, no additional interest payments were to be made following such subsequent downgrades; (iii) a negative pledge (subject to certain carve-outs); and (iv) to undertake additional events of default of the Notes, as follows: (a) the rating of the Notes in Israel decreases below BBB (by Standard & Poor’s Maalot or an equivalent rating by another rating agency) on a local scale; and (b) we fail to comply with its existing financial covenants.

Since June 1, 2010, the Notes have been listed for trading on the TASE. As a result we ceased paying additional interest at an annual rate of 0.6% and, from such date, the annual interest rate is 3.4%. Furthermore, all such undertakings listed above have been terminated; however, in the event the Notes are deregistered from the TASE (except deregistration resulting from a merger or debt arrangement), such undertakings will become effective again (except the undertaking listed in subparagraph (ii) above). Members of our Board of Directors and senior management may have purchased a portion of the Series B Notes due 2016 through stock exchange transactions.

The table below sets forth the payments of principal to be made on our Series B Notes due 2016, based on the CPI at December 31, 2011.

NIS in millions

Principal payments due in:
2013	118
2014	118
2015	118
2016	118

Total	472

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

On February 24, 2011, it was agreed with classified institutional investors in Israel that we would issue in a private placement an additional principal amount of approximately NIS 444 million of Series C Notes (approximately USD 116 million) (the “Additional Notes”). The terms of the Additional Notes are identical to the terms of the currently outstanding Series C Notes previously issued to the public pursuant to the Shelf Offering Report and the Shelf Prospectus.  Pursuant to our agreement with classified institutional investors in Israel, the Additional Notes were issued to such investors for an aggregate consideration of approximately NIS 463 million (approximately USD 121 million), representing a price of NIS 1.043 per NIS 1 principal amount of the Additional Notes. The value of the principal issued, including CPI linkage difference and accumulated interest to be paid to that date was approximately NIS 463 million.

On February 24, 2011, Standard & Poor’s Maalot announced that it assigned its ‘ilAA-’ rating to the expansion of Notes Series C of up to new Israeli Shekel (NIS) 500 million par value, to be issued by Partner Communications Company Ltd. (ilAA-/Negative).

The rating reflects Standard & Poor’s assessment that the expansion of the Notes Series C does not negatively affect Partner’s financial risk profile, and/or Partner’s ratings on the existing bond issues, assuming that Partner will continue to maintain what Standard & Poor considers as “adequate” liquidity.

The Additional Notes were issued on March 1, 2011, and were consequently listed for trade on the Tel Aviv Stock Exchange.

The sale and/or transfer of the Additional Notes are subject to the limitations on re-sale of securities set forth in Article 15C of the Israeli Securities Law of 1968 (the “Law”) and the Securities Regulations (Details with respect to Articles 15A-15C of the Law) of 2000 applicable to investors of the type specified in the first supplement to the Law.

The table below sets forth the payments of principal to be made on our Series C due Notes 2018, based on the CPI at December 31, 2011.

NIS in millions

Principal payments due in:

2016	227
2017	227
2018	227

Total	681

Series D due Notes 2021. On April 25, 2010, the Company issued to the public in Israel approximately NIS 400 million of unsecured non-convertible Series D Notes through a public offering in Israel. The principal amount of Series D Notes is repayable in five equal annual installments between 2017 and 2021 and is not linked to the CPI. The Series D Notes bear a floating interest that is based on the yield of 12 month government bonds (‘Makam’) issued by the government of Israel and updated quarterly plus additional annual interest of 1.2%. The interest is payable quarterly. The interest rates which applied to interest paid for 2010 and 2011 (in annual terms, and including the additional interest of 1.2%) were as follows: from the issuance date to June 30, 2010: 3.4%; from July 1, 2010 to September 30, 2010: 3.288%; from October 1, 2010 to December 31, 2010: 3.616%; from January 1, 2011 to March 31, 2011: 3.67%; from April 1, 2011 to June 30, 2011: 4.47%; from July 1, 2011 to September 30, 2011: 4.72%; from October 1, 2011 to December 31, 2011: 4.15%.  The Series D Notes due 2021 are listed for trading on the TASE.

On May 4, 2011, the Company issued an additional NIS 146 million in principal amount of Series D Notes in a public offering in Israel (the "Additional Notes"). The terms of the Additional Notes are identical to the terms of the previously issued outstanding Series D Notes. The Additional Notes were issued with a price per unit (each unit comprised of NIS 1,000 par value) of NIS 992. The Additional Notes were listed for trading on the TASE. The Notes have been rated ilAA-, on a local scale, by Standard & Poor’s Maalot.

Members of our Board of Directors and senior management may have purchased a portion of the Series D Notes due 2021 through stock exchange transactions.

The table below sets forth the payments of principal to be made on our Notes Series D due 2021, as of December 31, 2011.

NIS in millions

Principal payments due in:

2017	109
2018	109
2019	109
2020	109
2021	109

Total	545

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

On May 4, 2011 the Company issued an additional NIS 535 million in principal amount of Series E Notes in a public offering in Israel (the "Additional Notes"). The terms of the Additional Notes are identical to the terms of the previously issued outstanding Series E Notes. The Additional Notes were issued with a price per unit (each unit comprised of NIS 1,000 par value) of NIS 996. The Additional Notes were listed for trading on the TASE. The Notes have been rated ilAA-, on a local scale, by Standard & Poor’s Maalot.

The table below sets forth the payments of principal to be made on our Series E Notes due 2017, as of December 31, 2011.

NIS in millions

Principal payments due in:

2013	186
2014	187
2015	187
2016	187
2017	187

Total	934

5B.2         Long-term Bank Loans and Credit Facilities:

1.
On November 24, 2009, a new facility (“Facility D”) was established with a leading commercial bank in the amount of NIS 700 million for a maximum period of 3 years, at a wholesale interest rate plus a margin of 0.85%, effective from January 1, 2010. The facility is used for short term financing. The wholesale interest rate of the bank as of December 31, 2010 and 2011 was 2.15% and 2.9% per year respectively. The Company is charged a commitment fee of 0.4% per year for undrawn amounts. As of December 31, 2011, no amounts had been drawn under this credit facility. During 2011, the Company used part of this credit facility to refinance part of 012 Smile's bank borrowings and for other operational needs. In addition, 012 Smile obtained a credit facility from a leading bank in the amount of NIS 80 million, which the bank is committed to until December 31, 2012. As of December 31, 2011, this credit facility is partially used to secure bank guarantees by 012 Smile.

2.
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

3.
On December 28, 2009, a new long-term loan was established with a leading commercial bank in the amount of NIS 300 million for a period of 4 years, bearing variable interest at the rate of the Israeli Prime interest rate minus a margin of 0.35%. The interest is payable quarterly and the principal is payable in one payment at the end of the loan period. The Israeli Prime interest rate as of December 31, 2010 and 2011 was 3.5% and 4.25% per year respectively. The Israeli Prime interest rate is determined by the Bank of Israel and updated on a monthly basis. The Company may, at its discretion, at any time, prepay the loan, in whole or in part, provided that the Company shall reimburse the bank for losses sustained by the bank, as a result of the prepayment calculated according to provisions detained in the loan agreement. The loan contract requires that at any time the loan principal will not exceed 20% of all bank credits, loans, facilities (both utilized and committed facilities) and any other indebtedness of the company to the banks.

4.
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

5.
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

6.
On May 8, 2011, a new long-term loan was established with a leading Israeli commercial bank, in the principal loan amount of NIS 400 million, bearing a variable interest rate equal to the Prime Rate minus margin of 0.025%, per annum. The Israeli Prime interest rate as of December 31, 2011, was 4.25% per year. The interest is payable every three months. The Principal is payable in four installments, as follows: NIS 24 million on May 8, 2012, NIS 112 million on May 8, 2014, NIS 112 million on May 8, 2015, and NIS 152 million on May 8, 2019.

7.
On March 3, 2011, the Company completed the acquisition of all of the issued and outstanding shares of 012 Smile from Merhav-Ampal Energy Ltd. (“Ampal”). As part of 012 Smile acquisition, the Company guaranteed bank loans and other bank guarantees, which have been provided to 012 Smile, in a total amount of approximately NIS 800 million.

On April 10, 2011, 012 Smile prepaid its long term bank loans and obtained a new loan from a leading Israeli bank in a principal amount of NIS 500 million, bearing an annual interest of 3.42%. The interest is payable quarterly, and the loan is linked to the CPI (principal and interest). The principal is payable as follows (linked to the CPI as of December 2011): NIS 31 million on December 31, 2012, NIS 142 million on December 31, 2014, NIS 142 million on December 31, 2015, and NIS 194 million on December 31, 2019. 012 Smile may, at its discretion, at any time, prepay the loan, in all or in part, provided that 012 Smile shall reimburse the bank for losses sustained by the bank (excluding loss deriving from loss of future income), as a result of the prepayment. As a result of the bank loan prepayment mentioned above, and in respect of 012 Smile's credit facility described in paragraph 1 above, the bank guarantee the Company has provided to 012 Smile has decreased to NIS 580 million as of December 31, 2011.

Financial covenants: In connection with Credit Facility D and the long-term bank loans, the Company undertook to comply with financial covenants, whose principal provisions consist of maintaining compliance with two ratios:

(1)
the ratio of (a) the amount of all financial obligations of the Company including bank guarantees that the Company has undertaken ("Total Debt") to (b) Earnings Before Interest costs, Tax, Depreciation,  Amortization and impairment charges ("EBITDA") after deducting Capital Expenditures shall not exceed 6.5 (the ratios as of December 31, 2010 and 2011 were 1.83 and 3.14, respectively); and

(2)	the ratio of (a) Total Debt to (b) the EBITDA of the Company shall not exceed 4 (the ratios as of December 31, 2010 and 2011 were 1.47 and 2.42, respectively).

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

The covenants are measured every six months on an annualized basis of twelve months and are based on the financial results for the preceding period of twelve months. At December 31, 2010 and 2011, the Company was in compliance with all covenants stipulated for the years then ended, respectively.

The Company does not expect that the acquisition of 012 Smile, including any indebtedness acquired as a result of the acquisition or as part of the acquisition financing or re-financing, or through the operation of the guarantees on 012 Smile’s indebtedness which it provided, will cause it not to be in compliance with any of its financial covenants.

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

5B.3         Total Net Financial Debt.

At December 31, 2011, total net financial debt (total current and non-current borrowings including capital lease obligations less cash and cash equivalents) amounted to NIS 4,642 million, compared to NIS 3,395 million at December 31, 2010. The increase in net financial debt compared with 2010 principally reflected debt incurred in connection with the acquisition of 012 Smile (approximately NIS 1.45 billion  [this makes it sound like the debt incurred was approximately NIS 1.45 billion  --  say:  “debt incurred in connection with the acquisition of 012 Smile (NIS 463 million of newly issued Notes Series C, which, together with available cash and guarantees, financed the purchase price of approximately NIS 1.45 billion)] [make sure to include closing parenthesis]which was partially offset by free cash flow.

At December 31, 2011, the current portion of our total financial debt amounted to NIS 701 million, as compared to NIS 764 million at December 31, 2010, and was composed of the amounts set forth in the table below.  We intend to fund the repayment of the current portion of our Notes payable in 2012, bank loans and interest through new bank loans and utilization of our credit facilities, the issuance or sale of corporate notes, available cash or operational cash flow, or a combination of one or more of these resources.

Current Portion Payable in 2012 as of December 31, 2011	NIS in millions

Principal on notes payable	393
Principal on long term bank loans	105
Principal on capital lease	2
Interest on notes payables	116
Interest on long term bank loans	85
Total	701

Capital Expenditures. The cellular telephone business is highly capital intensive, requiring significant capital to acquire a license and to construct a mobile telecommunications network. The capital requirements of our network are determined by the coverage desired, the expected call and data traffic and the desired quality and variety of services. Cellular network construction costs are mainly related to the number of cells in the service area, the number of radio channels in the cell and the switching equipment required.

Our capital expenditures represent additions to property and equipment and computer software. In the year ended December 31,  2009, 2010 and 2011, our capital expenditures amounted to approximately NIS 522 million, NIS 435 million and NIS 468, respectively, and were principally related to our cellular network.

In view of the continuing upgrade of the transmission and mobile networks in advance of fourth generation implementation, as well as investments in enhancing the existing business support systems in preparation for their upgrade, the level of investments in fixed assets, including the fixed-line network, is expected to reach approximately NIS 650 million in 2012, and is expected to be funded principally through cash from operations. See  also “Item 5A. Operating Results - Agreement for the Upgrade of Our Existing Networks and the Deployment of Fourth Generation Network in Israel”).

Dividend payments. For the year ending December 31, 2011, the Company distributed dividends which in the aggregate amounted to approximately NIS 350 million, or NIS 2.25 per share. See note 23(c) to our consolidated financial statements.

Cash dividends are paid in Israeli currency. For further information, see “Item 8A. Consolidated Financial Statements and other Financial Information - Dividend Distribution Policy”.

5B.4         Main sources of liquidity

•	Cash on hand;

•	Operating cash flows, net of cash flow from investing activities; and

•	Existing credit facilities.

Cash on hand. At December 31, 2011, we had NIS 532 million in cash on hand, compared to NIS 321 million at December 31, 2010.

Operating cash flows. Cash generated from operations, decreased by 20% from NIS 1,958 million in 2010 to NIS 1,570 million (US$ 411 million) in 2011. This decrease was mainly explained by the decrease in profit before depreciation and amortization. Operating working capital increased by NIS 266 million in 2011 compared with an increase of NIS 194 million in 2010. The increase primarily reflected the increase in trade receivables explained by the different payment terms for handset sales between the Company and its customers; while the Company generally has short payment terms from its handset suppliers, our customers generally pay for handsets under 36 month installment plans according to Company policy.

Existing credit facilities. Our Credit Facility D and 012 Smile’s Credit Facility are described above under “Long-term Bank Loans and Credit Facilities”.

We believe that funds from our operations, together with funds available under our two current credit facilities, new bank loans, the issuance or sale of corporate notes and our cash on hand, will provide us with enough liquidity and resources to fund our expected capital expenditure needs, repayment of our notes, as well as our obligations under our financing agreements, our license payments and our other material commitments, at least for the next 12 months. However, the actual amount and timing of our future requirements may differ materially from our estimates. See “Item 3D.2 Risks Relating to Our Business Operations – We may not be able to fulfill our dividend policy in the future. If we implement our current dividend policy, we might reduce our future cash reserves, which may require us to borrow additional money.” and “- Our business results may be affected by a recurrence of a recession.” for a discussion of uncertainties regarding raising additional debt.

5C. Research and Development, Patents and Licenses

We are primarily a user rather than a developer of technology. Accordingly, we did not engage in any significant research and development activities during the past three years.

5D. Trend Information

5D.1        Recent developments

During December 2011, Bezeq International Ltd. completed the installation of an underwater cable between Israel and Italy and began commercial use thereafter. In addition, Tamares Telecom Ltd. was in the final stages of laying another underwater cable which was completed in January 2012, allowing new communication channels between Israel and Western Europe. The additional capacity significantly increased the level of competition in the market for international connectivity services that, until December 2011, had comprised a sole monopoly supplier. The increased competition in the market for international connectivity services during the fourth quarter of 2011 that lead to a sharp decline in prices and the Company's expectations for increased competition in the retail ISP market that would lead to a decrease in prices and market share, indicated the need to perform an impairment test on certain assets of the fixed-line segment.   See also “Item 5A.1.3 Acquistion of 012 Smile”.

On February 1, 2012, Scailex, our principal shareholder, filed an immediate report stating that its Board of Directors resolved to appoint Deutsche Bank and Lazard Freres to advise Scailex to propose potential purchasers and to formulate a deal structure in any transaction regarding Scailex itself and/or Scailex's holding in Partner and the joining of a significant partner to Partner, including the possibility of transforming Partner or Scailex into a private company.  See “Item 3D.3 Risks Related to Our Principal Shareholder”.

See also recent regulatory developments in “Item 4B. Business Overview-Regulation-Regulatory Developments” and “Item 3D.1 Risks Relating to the Regulation of Our Industry”.

5D.2        Outlook

The financial and operating results for the year 2011 reflected challenging market conditions, the effects of regulatory changes as well as the increased competition in the cellular market, and we expect these trends to continue in 2012.  See “Item 3D Risk Factors”.

The Company’s commitment to the highest level of customer service in the telecommunications market, as well as its commitment to all stakeholders - employees, customers, and shareholders - requires the Company to prepare and act accordingly, while maintaining the company's assets and enhancing the improvement of operational processes.  During the month of December 2011, the Company launched the “Orange Clear” campaign, which included new tariff plans and changes to the Company's Customer Service to improve interaction with customers. Partner also continues to develop new services, such as TV services for tablets and smartphones, in order to enhance the customer experience.

During the fourth quarter of 2011, the Company began the process of adjusting the level of workforce to a level appropriate to the Company’s objectives and market conditions. Over the fourth quarter, the Company reduced approximately 700 full-time equivalent positions; mainly through a reduction in new recruits; and during the months of January and February 2012, the Company reduced a further approximately 400 full-time equivalent positions.  These adjustments will impact the Company’s results mostly in the year 2012.

In addition, during the fourth quarter of 2011, the structural separation between the Company and 012 Smile was terminated and the process of merging the fixed-line businesses of Partner and of 012 Smile commenced. The Company is currently in the process of integrating some of the headquarter activities, including human resources, finance, legal, procurement and logistics, under one management structure. This process is designed to maximize operating synergies and to enhance the organizational and managerial focus required for dealing with the market challenges over both the short and the long term.

Regarding capital expenditures, the Company is accelerating investments in the fixed-line transmission network and upgrading the cellular and fixed-line networks in anticipation of the implementation of 4G technologies. The Company expects that by the end of 2012, approximately 1,500 cellular sites will be LTE-ready. Regarding business support systems, the Company is currently implementing a recovery plan for the existing systems in anticipation of their upgrade.  The level of investment in fixed assets, including the fixed network, is expected to reach approximately NIS 650 million in 2012, and is expected to be funded principally through cash from operations.

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

5E. Off-Balance Sheet Arrangements

As of December 31, 2011 Partner has guaranteed NIS 500 million of bank loans and NIS 80 million of a credit facility, both with respect to the financial indebtedness of 012 Smile. See “Item 5A. Operating Results-Acquisition of 012 Smile” and “Item 5B.2.Long-term Bank Loans and Credit".

 Other than such guarantees, there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5F. Aggregate Contractual Obligations

Set forth below are our contractual obligations and other commercial commitments as of December 31, 2011:

	Payments Due by Period (NIS in millions)
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

Long-Term Debt*
Notes Series A	393	393	–	–	–
Notes Series B	472	–	236	236	–
Notes Series C	681	–	–	227	454
Notes Series D	545	–	–	–	545
Notes Series E	934	–	373	374	187
Long term bank borrowing	2,173	105	654	526	888
Capital Lease Obligations	3	2	1	–	–
Operating Leases	1,366	263	415	318	370

Contribution to funds in respect of Employee rights in respect of severance pay funds	20	20	–	–	–
Commitments to pay for inventory purchases	220	220	–	–	–
Commitments to pay for property, equipment purchases and software elements purchases**	275	133	142	–	–
Commitments to pay for rights of use	173	37	83	53	–

Total Contractual Cash Obligations	7,255	1,173	1,904	1,734	2,444

* The table above does not include payments of interest on our Long-Term Debt.

** Including future payments in respect of the agreement with Ericsson that are cancellable provided compensation is paid to the supplier. See “Item 5A. Operating Results - Agreement for the Upgrade of Our Existing Networks and the Deployment of Fourth Generation Network in Israel”.

The table above also does not reflect the impact of the possible drawdowns on our credit facilities (see “Item 5B. Liquidity and Capital Resources”). Under the terms of the credit facility, which is for a period of three years, the Company has the right to borrow short term loans, and such borrowed amounts may be rolled over for as long as the facility is in place. We will therefore determine the precise timing of the principal repayments during such period according to our future levels of liquidity and cash needs.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. Directors and Senior Management

Below is a list of the current directors of the Company as of the date of filing of this annual report:

6A.1        Directors

Name of Director	Age	Position
Ilan Ben Dov (1)(3)(4)(5)	55	Chairman of the Board of Directors (X)

Dr. Michael J. Anghel (1)(2)(3)(5)(6)(7)(8)(10)	73	Director
Barry Ben -Zeev (2)(3)(4)(5)(6)(7)(8)(9)(10)	59	Director
Dr. Shlomo Nass (1)	51	Director
Dr. Arie Ovadia	63	Director
Osnat Ronen (4)(7)(8)(9)(10)	49	Director
Yahel Shachar (1)(3)(5)(10)	49	Director
Arik Steinberg (2)(7)(8)	47	Director
Avi Zeldman (1)(5)(7)(9)(11)	63	Director

(1)	Member of the Investment Committee of the Board of Directors.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation & Nominations Committee.

(4)	Member of the Hedging Committee.

(5)	Member of the Executive Committee

(6)	External Director under the Companies Law.

(7)	Independent Director under NASDAQ rules.

(8)	Independent Director under the Companies Law.

(9)	Member of the Debt Committee

(10)	Member of the Corporate Governance Committee

(11)	Appointed on behalf of Leumi Partners Ltd. See “Item 7A. Major Shareholders - Agreement between Scailex and Bank Leumi Ltd”.

(X)
On January 8, 2012, the Company announced that Mr. Ben Dov had notified the Company of his intention to terminate his position as Chairman of the Board of Directors, but that he intended to continue to serve as a Director.  The Board has not yet appointed a new Chairman, and Mr. Ben Dov is continuing to act as Chairman of the Board.

Ilan Ben Dov serves as Chairman of the Board of Directors of the Company and has been a director in the Company since October 2009. Mr. Ben Dov serves as chairman of Suny Electronics Ltd. and previously had served as its Joint Chief Executive Officer for approximately fifteen years (until May 2009). Mr. Ben Dov also serves as Chairman of the Board of Directors of Scailex Corporation Ltd. He also currently serves as a director of Tapuz Anashim Ltd., Derech HaLotus Ltd., Refuat Halotus Ltd., Tao Tsuot Real Estate Ltd., Ben Dov Investments Ltd., I. Ben Dov Investments Ltd., Harmony (Ben Dov) Ltd., as well as subsidiaries of Suny. Mr. Ben Dov served as the Chairman of the Board of Directors of Tao Tsuot Ltd.

Dr. Michael J. Anghel was appointed as a director of Partner in March 2006. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom – the second Israeli cellular operator. In 1999 he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank. He has been involved in various technology enterprises and has served on the Board of Directors of various major Israeli corporations and financial institutions including Elron, Elbit, Nice, Gilat, American Israeli Paper Mills, Maalot (the Israeli affiliate of Standard and Poor’s) and Hapoalim Capital Markets. He currently serves on the Board of Directors of Syneron Medical Ltd., Evogene Ltd., Gravity Visual Effects and Design Ltd., Dan Hotels Ltd, Orbotech Ltd. Lumus Ltd, BiolineRx Ltd and the Strauss-Group Ltd. He is also the chairman of the Center for Educational Technology. Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. (Economics) from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. (Finance) from Columbia University in New York.

Barry Ben-Zeev (Woolfson) has been providing strategic business consulting services since 2009. He served as the deputy-Chief Executive Officer and Chief Financial Officer of Bank Hapoalim in 2008. He joined the bank in 1976 and served in a variety of senior positions in the branch system and the international division including New York. He served in the following executive positions prior to becoming Deputy-Chief Executive Officer and Chief Financial Officer: Deputy- Chief Executive Head of International Operations during the years 2001-2002 and as Chairman of Poalim Asset Management during the years 2001-2006 and as Deputy Chairman of the Board of Directors of Signature Bank in NY during the years 2001-2002, Deputy-Chief Executive Officer, Head of International Private Banking during the years 2002-2006 and Deputy-Chief Executive Officer and Head of Client Asset Management during the years 2006-2007. He also served as a member of the Board of Directors of the Tel Aviv Stock Exchange during the years 2006-2007 and as the chairman of Bank Hapoalim Switzerland. He received both his Bachelor’s degree in Economics and his M.B.A from Tel-Aviv University.

Dr. Shlomo Nass has been a director in the Company since November 2009. Dr. Nass is the senior partner at Dr. Shlomo Nass and Co. and also a senior partner at Kada Buildings Ltd. Dr. Nass serves as President, Partner and Chairman of the Board of Directors in I. G. B. – Israel Global Investments (1999) Ltd., IRS-TKB International Consultants Ltd., Chaniman Entrepreneurship Ltd., Shir Lak Ltd., M. D. K. Touch Ltd., Hevruta Marketing Ltd. and Hevruta Consumering Ltd. Dr. Nass serves as the Chairman of the Board of Directors of Tao Tsuot Ltd. and also serves as a director on the Board of Directors of the following companies: Citi Group Financial Products Israel Ltd. (CFPIL), Aviv Arlon Ltd, Click Software Technologies, Tempo Beer Industries Ltd. and The Blue Shore Development Company (Tel Aviv- Herzliya) Ltd. Dr. Nass is the Vice Chairman of The Public Advisory Committee on Trade Levies and served in the past as Chairman of the Board of Directors of The Israel Electric Corp. and Chairman of the Board of Directors of Ayalon Insurance Co. and a director in IBC-Industrial Buildings Corporation Ltd. (Mivnei Ta’asiya), NMC United Entertainment Ltd.,  Darban Investments Ltd., Tao T’suot Nadlan and Formula Systems 1985 Ltd. Dr. Nass holds a B. Sc. degree in economics and accounting, an LL.B. degree and a Ph.D degree in law, all from Bar- Ilan University. Dr. Nass is also a Certified Public Accountant in Israel, a member of the Israel Bar and a Certified Information System Auditor by C.I.S.A. (USA).

Dr. Arie Ovadia was appointed as a director in the Company in November 2011. Dr. Ovadia is the managing director of Shamrock Israel Growth Fund and serves as a director on various Board of Directors including the following companies:  Strauss Group Ltd., Israel Petrochemical Industries Ltd., Scailex Corporation Ltd., Elron Electronic Industries Ltd. Giron Development & Building Ltd., Destiny Holdings 1993 Ltd., Destiny  Investments 1993 Ltd., Destiny Assets (1991) Ltd., Teva Naot-Distribution Ltd., Nadlan.Com Israel Ltd, Shamrock-Cinema City Ltd, Compugen Ltd., Carmel Olpinim Ltd., Polar Investments Ltd., InterCure Ltd., Paycard Ltd., Viryanet Ltd., A.A, Adav consulting Ltd., AA accounting & management 2007 Ltd., Aanatz Consulting Ltd. & Benjamin Ovadia Consultants 2007 Ltd. IQS Ltd. ( Ex. Chairman), IQS Hydraulics & Engineering Ltd.,Maxtech Technologies Ltd., Maxtech Networks Ltd. and Mantisvision Ltd. Dr. Ovadia holds a BA in Economics and Accounting and an M.B.A degree, both from Tel-Aviv University and a PhD in economics from the Wharton School, of the University of Pennsylvania.

Osnat Ronen has been a director in the Company since December 2009 and has served as a General Partner of Viola Private Equity since January 2008. From 2001 until 2007, Ms. Ronen was the Deputy Chief Executive Officer of Leumi Partners Ltd. the investment banking services arm of the Leumi Group. Between 2004 and 2007, Mrs. Ronen was the Deployment Strategy & Execution Manager of the Bachar reform implementation of the Leumi Group which included management of the sale of provident and trust funds of the Group. Prior to these positions, she served as Deputy Head of the Subsidiaries Division of The Leumi Group from 1999 until 2001. Mrs. Ronen served on the Boards of Directors of the following companies: the Paz Group, Direct Insurance Ltd., Leumi Card Ltd., Fox -Weizel Ltd., Arab Israeli Bank, Leumi Mortgage Bank and more. Currently Mrs. Ronen serves as a director on the Board of Directors of the following companies: Matomy Media Group Ltd., Amiad Filtration Systems Ltd.,, Aeronautics Systems Ltd., Degania Medical Ltd. and Orad Hi-tech Ltd. Mrs. Ronen holds an M.B.A. degree and a BSc degree in mathematics and computer science from Tel Aviv University.

Yahel Shachar became a director of Partner in October 2009. He joined Scailex Corporation Ltd. in December 2001 as Chief Financial Officer. For the last five and a half years Mr. Shachar serves as Chief Executive Officer of Scailex Corporation Ltd and for the last two years as Chief Executive Officer of Suny Electronics Ltd. Mr. Shachar is also a director on the Board of Directors of 012 Smile Telecom Ltd., and Chairman of the Board of Directors of Tapuz Anashim Ltd. Previously, Mr. Shachar served as Chief Operating Officer at BVR Technologies Ltd. for three years. Mr. Shachar holds an LL.B. degree from Tel-Aviv University, an LL.M. degree from Georgetown University in Washington, D.C. and he is a member of the Israeli and New York bar associations.

Arik Steinberg became a director of Partner in January 2012. He served from 2006-2010 as the Chairman of the Board of Directors of Psagot Investment House, Ltd/, as well as other companies in the Psagot Group, leading and overseeing the business strategies of the Psagot Group. Mr. Steinberg served as chairman on behalf of York Capital. In addition, he served on Board of Directors of the Tel-Aviv Stock Exchange. Mr.Steinberg also served between 1999 - 2003 as CEO of Ilanot Batucha Investment House from the IDB Group as well as a director of Maalot - Israel’s rating company (business partner of S&P).Prior to that, Mr. Steinberg served as Managing Director of Etgar- Portfolio Management Trust Co. owned by Bank Mizrahi. He also served on the Advisory Boards of Mobileye Technologies and Novatrans Group SA. Mr. Steinberg studied Economics at Tel-Aviv University.

Avraham (Avi) Zeldman became a director of Partner in February 2011. He served from 1999-2010 as the Chief Executive Officer of Leumi Partners Ltd., a fully owned subsidiary of Bank Leumi and as Chairman of the Board of Directors of Leumi Mortgage Bank Ltd. from 1987-2010. In addition, he served from 1987 until 2000 as a senior management member of Bank Leumi for private and commercial banking and as head of the banking division responsible for all bank branches in Israel. Mr. Zeldman serves as Chairman of the Board of Directors of Fox-Weizel Ltd. and Leumi Start Fund and as a director in the following companies: Super Pharm (Israel) Ltd., Avgol Ltd., Electra Consumer Products Ltd., Techno Rov Holdings (1993) Ltd. and Archimedes Global (Cyprus) Ltd. Mr. Zeldman studied Business Administration, Economics and Statistics at Haifa University.

6A.2        Senior Management

Below is a list of the current Senior Management of the Company as of the date of filing of this annual report:

Name of Officer	Age	Position

Haim Romano (1)	57	Chief Executive Officer
Ziv Leitman (2)	53	Chief Financial Officer
Roly Klinger (3)	52	Vice President, Legal, Chief Legal Counsel and Corporate Secretary
Yonit Raviv	55	Acting Chief Legal Counsel and Corporate Secretary
Yacov Kedmi	60	Head of Marketing, Content & Growth Engines Division
Einat Rom	46	Vice President, Private Customers Division
Avi Kalfa (4)	47	Vice President, Business Customers Division
Amit Lang	41	Head of Economics, Business Development & Regulation Department
Guillermo Codner (5)	44	Vice President, Human Resources
Menahem Tirosh (6)	60	Chief Operating Officer
Avi Berger	49	Vice President, Technologies
Ronit Rubin	47	Vice President, Information Technology
Shachar Landau	53	Vice President, Operations
Offer Peri (7)	49	Chief Executive Officer, 012 Smile

(1) Appointed on September 13, 2011 to replace Yacov Gelbard as Chief Executive Officer effective October 2, 2011. See  "Appointments" below.
(2) As of August 15 2011, Ziv Leitman replaced Emanuel Avner as Chief Financial Officer
(3) Roly Klinger has been on leave of absence since November 1, 2011 and is expected to return in June 2012. During her absence, Yonit Raviv has taken the role of acting Chief Legal Counsel and Corporate Secretary
(4) Effective April 1, 2012, Avi Kalfa will cease to serve as Vice President Business Customers Division. For information regarding his successor see "Appointments" below.
(5) Appointed on November 8, 2011
(6) Appointed on December 22, 2011
(7) Appointed on April 1, 2011 as Chief Executive Officer of 012 Smile

Haim Romano was appointed as Chief Executive Officer in October 2011. Prior to joining the Company, he served as the CEO of EL AL Israel Airlines between the years 2005- 2010. Haim Romano was one of the founders of Partner and during his 7 years with the Company he served in various positions including Vice President, Human Resources and Administration, Manager of Customer Division (Services and Sales) and Deputy CEO. Mr. Romano holds a BA degree from Tel Aviv University, an MA degree from Haifa University and attended the Advanced Management Program (AMP) at Harvard Business School.

Ziv Leitman was appointed as Chief Financial Officer of Partner as of August 15, 2011. Prior to joining the Company, Mr. Leitman served from 2009 as the Deputy CEO and CFO of Paz Oil Company Ltd., the largest energy and convenience retailer company in Israel traded on the Tel Aviv stock exchange. Mr. Leitman served from 2002 until 2009 as Executive Vice President and CFO of Comverse Inc., global leading provider of systems to telecommunication companies. Previously he served as Executive Vice President and CFO of Discount Investments Corporation Ltd. and, Lucent Technology –EIS, Prior to this, Mr. Leitman served as CFO of Hogla-Kimberly Ltd, and Optrotech Ltd.  Mr. Leitman is a CPA and holds a BA in Economics and Accounting and an MBA in Finance and Information Systems all from Tel Aviv University.

Roly Klinger, Vice President, Chief Legal Counsel and Corporate Secretary, joined Partner in August 1998 as the Chief Legal Counsel and Joint Corporate Secretary. Roly Klinger was appointed as Vice President responsible also for Regulatory Affairs from November 1, 2007 and until March 1, 2010. From 1993, she served as Legal Advisor and Corporate General Secretary of Keshet Broadcasting Ltd., which holds an operating franchise for Israel’s first commercial television channel. Ms. Klinger is currently on leave of absence from November 1, 2011 until June 2012, during which time she is studying abroad. Ms. Klinger received an LL.B degree from Tel Aviv University and is admitted to the Israel Bar.

Yonit Raviv was appointed as Acting Chief Legal Counsel and Corporate Secretary following the leave of absence of Adv. Roly Klinger in November 2011. Yonit Raviv joined Partner in 2008 as Head of a Division in the Legal Department. From 2006-2008 she served as the Legal Counsel and Corporate Secretary of 013 Netvision, from 2004-2006 she served as the Legal Counsel of the Hot brand Group and from 2001-2004 she was the Legal Counsel and a member of the executive team at Golden Lines and Co. Ms. Raviv received an LL.B degree from Tel Aviv University and completed her M.B.A studies at Bradford University and the Israel Management Center (IMC). She is also a member of the Israel Bar.

Yacov Kedmi was appointed as Head of Marketing, Content and Growth Engines Division effective March 1, 2010 after having served as the Company’s first Vice President of Marketing, Media and Content from 1998 until 2002. From 2004 until rejoining the Company, he founded and managed his own consulting firm. From 2002 until 2004 he served as the marketing coordinator at “3” – an HWL owned company. From 1994 until 1998 he served as a marketing consultant at MPV Communications. From 1992 to 1994, he served as VP Marketing of the Ma’ariv daily newspaper and from 1990-1992 he served as CEO of Mei-Eden a bottled water producer. Previously he served from 1979-1989 at Tavori Ltd. a soft drinks company, in a number of positions in the area of sales management and finally holding the position of VP Marketing.

Einat Rom, was appointed as Vice President of Private Customers Division effective December 1, 2010, after serving as Vice President of Service in Better Place Company. Prior to that, Mrs. Rom served as Vice President of Private Division in Bezeq The Israel Telecommunication Corp. and as Vice President of Service in Pelephone Communications Ltd. Mrs. Rom holds a bachelor’s degree in social science.

Avi Kalfa, was appointed as Vice President, Business Customers Division effective May 15, 2011. Prior to joing the Company, Mr. Kalfa served as VP Customer and Sales Division and COO of YES and was one of the founding members of YES since its inception a decade ago. Beforehand, he served as CEO of Mega Sport and as VP Marketing and Sales of Clal Marketing & Commerce. Mr. Kalfa received an LL.B. degree and a M.B.A from Tel-Aviv University.

Amit Lang, serves as Head of Economics, Business Development and Regulation Department. Prior to joining the Company in October 2010, and as of 1999 he filled a number of positions in the Ministry of Finance. In his last position Mr. Lang served as the Senior Deputy of Budget Director and between 2006 -2010 he served as a director of several companies. Mr. Lang holds a bachelor’s degree in management and economics from Tel-Aviv Yafo Academic College, an MBA from The College of Management and an M.A in Public and Economic Policy from Tel-Aviv University.

Guillermo Codner was appointed as VP Human Resources in October 2011. Prior to joining the Company Mr. Codner served during the years 2008-2011 as CEO of Incentives Solutions Israel, a leading market company that develops and provides software solutions for the management of variable pay and employee benefits. During the years 2006-2008 he served as VP Human Resources at Taldor IT. From 1999 to 2006 Mr. Codner served as head of the salary, compensation and benefits and human resources planning department of Partner and was one of the first employees of the Company. Guillermo holds a BA in economics and management from the Technion.

Menahem Tirosh was appointed as Chief Operating Officer of Partner effective January 1, 2012. Mr.Tirosh has extensive experience in telecommunications. He was among the founders of Partner and served as Chief Technology Officer of Partner since its inception and until 2004. Prior to his appointment he served as CEO of Schema which develops solutions to optimize cellular networks and served in various management positions, including the CEO of the startup Outsmart and CEO of TTI Telecom. Mr. Tirosh holds a bachelor degree in Electrical Engineering (B.Sc) from the Technion and a master degree In Communication Systems Engineering (M.Sc) from Ben Gurion University.

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

Shachar Landau, was appointed as Vice President Operations effective October 17, 2010, after serving as senior head of the operation division for approximately 6 months. Mr. Landau served until then as the CEO of Suny Electronics Ltd. for approximately 15 years. Mr. Landau holds a bachelor’s degree in economics and an MBA degree from the Tel-Aviv University.

Offer Peri was appointed as Chief Executive Officer of 012 Smile effective April 1, 2011.Mr. Offer Peri has served in a number of positions in telecommunication companies and was responsible for corporate development in the Bezeq Group and also served as Chief Executive Officer of Bezeqcall Communications Ltd., a company which provided services and overall solutions for the business segment. Mr. Offer Peri holds an M.B.A degree and a bachelor's degree in Business Administration and Social Sciences from the Hebrew University of Jerusalem.

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

On  September 13, 2011 the Board of Directors announced the anticipated departure of Yacov Gelbard and the appointment of Mr.Haim Romano as Chief Executive Officer effective October 2, 2011. Several other new appointments have been made among our senior management. See the “Senior Management” table above.

Mr. Avi Cohen, age 46, has been appointed by the Board of Directors as Vice President Business Customers Division effective April 1, 2012. Prior to joining the Company Mr. Cohen served from 2006 to 2012 as CEO of the EFD Group, one of the largest retailers in Israel that specializes in furniture and home design. Prior to that he served since 1987 in various management positions in companies specializing in furniture and home design.

None of the above directors or members of senior management has any family relationship with any other director or senior manager of the Company. Senior management is appointed by the CEO with the approval of the Board of Directors, for an indefinite term of office and may be removed by the CEO with the approval of the Board of Directors at any time. The terms of employment of senior management are approved by the Nomination and Compensation Committee, the Audit Committee and the Board of Directors.

6B. Compensation

The aggregate compensation paid, and benefits in kind granted to or accrued on behalf of all our directors and senior management for their services in all capacities to the Company and its subsidiaries during the year ended December 31, 2011, was approximately NIS 31 million (US$8 million). This amount included approximately NIS 2 million (US$0.5 million) set aside or accrued to provide pension and retirement benefits on behalf of all our senior management during the year ended December 31, 2011. The aggregate compensation amount does not include performance bonus payments made in 2011 with respect to the year ending December 31, 2010, but does include bonus payments deemed earned with respect to the year ending December 31, 2011, and paid in 2012.

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

Compensation for senior management may also be provided in the form of stock options to purchase our ordinary shares. In 2011 options were granted to our senior management under the 2004 Share Option Plan to purchase up to 1,567,500 of our ordinary shares at a weighted average exercise price of NIS 47.88 per option (after dividend adjustment and amendments to the exercise price) with such options vesting at the earliest in January 2012. These options will expire by November 2021. For more information, see “Item 6E.Share Ownership–2004 Share Option Plan”.

In order to encourage the Company’s executive officers to remain with the Company following the sale by Advent, our previous principal shareholders, of its controlling interest, the Company’s Board of Directors, upon the recommendation and approval of its Audit and Compensation Committees, adopted a two-year retention plan on September 9, 2009. According to the terms of the plan, retention payments will be made to each of the Company’s eligible executive officers at the first and second anniversaries of the date of adoption of the retention plan, provided the executive officer has not resigned for reasons other than for certain justified reasons, as specified in the retention plan or in case of termination by the Company. The maximum aggregate amount of all retention payments together is $6.5 million, out of which an amount of US$ 4 million was paid during 2010 and US$ 2.5 million was paid during 2011.

The table below sets forth information regarding compensation on an individual basis for persons for whom such information must be made public in the Israeli annual report of our parent company, Scailex. Compensation paid by the Company and set forth in the table below is with respect to services provided during 2011.

Details of the Compensation Recipient		Compensation for services (the compensation amounts are displayed in terms of cost for the Company) (NIS thousands)			Other compensation (the compensation amounts are displayed in terms of cost for the Company) (NIS thousands)
Name	Position	Payroll & Related expenses	Bonus	Share based payments	Other Compensation& Vehicle	Total (NIS thousands)
Yacov Kedmi	Head of Marketing, Content & Growth Engines Division	1,541	520	2,182	1,774	6,017
Yacov Gelbard	Former Chief Executive Officer	2,095	-	1,492	723	4,310
Ronit Rubin	Vice President, Information Technology	1,092	150	1,636	762	3,640
Haim Romano	Chief Executive Officer	585	-	501	2,512	3,598

Mr. Yacov Kedmi

•
Yacov Kedmi's other compensation includes expenses for a signature bonus that was paid in 2010 and was recognized for accounting purposes over a period of three years,  expenses for retirement pay that were included during the reporting period of this annual report and will be paid only upon retirement and vehicle expenses.

•	During 2010, 400,000 share options were granted to Mr. Yacov Kedmi with a vesting period over four years (as of March 21, 2012, the share price was NIS 29.7 compared to an exercise price of NIS 57.8).

Mr. Yacov Gelbard

•	Mr. Yacov Gelbard's compensation data is for a period of nine months that ended on September 30, 2011.

•	Other compensation includes payments for retirement.

Ms. Ronit Rubin

•	Other compensation includes expenses for retirement pay that were included during the reporting period of this annual report and will be paid only upon retirement and vehicle expenses.

•	During 2010, 300,000 share options were granted to Ms. Ronit Rubin with a vesting period over four years (as of March 21, 2012, the share price was NIS 29.7 compared to an exercise price of NIS 57.8).

Mr. Haim Romano

•	On September 13, 2011, the Board of Directors appointed Mr. Haim Romano to replace Mr. Yacov Gelbard as Chief Executive Officer effective October 2, 2011.

•
800,000 share options were granted to Mr. Haim Romano upon his appointment  with a vesting period over three years, The fair value of the share options as measured on the day of the grant was NIS 3.6 million (as of March 21, 2012, the share price was NIS 29.7 compared to an exercise price of NIS 37.5).

•	Other compensation includes expenses for retirement pay that were included during the reporting period of this annual report and will be paid only upon retirement and vehicle expenses.

For more information, see “Item 6E.Share Ownership–2004 Share Option Plan”.

6C. Board Practices

References in this annual report to “external directors” are to those directors who meet the definition of external directors under the Israeli Companies Law ("dahatz"), and references in this annual report to “US independent directors” are to those directors who meet the definition of independence under applicable listing requirements of NASDAQ. References in this annual report to “Israeli independent directors” are to those directors who meet the definition of independence under the Israeli Companies Law("bilty taluy").

6C.1        Terms of Directors

Directors are generally elected at the annual shareholders meeting to serve (i) for three years, in the case of external directors under the Companies Law, or (ii) until the next annual meeting of the shareholders or until their respective successors are elected and qualified, whichever occurs first,  in the case of other Israeli directors. However, in the case of Israeli directors who are appointed by the "founding Israeli shareholders" (as defined in our Articles of Association), they are elected upon a written notice signed by at least two of the founding Israeli shareholders who are the record holders of at least 50% of "minimum Israeli holding" (as defined in our Articles of Association) shares, to the Company Secretary of his or her appointment, until their respective successors are elected upon such notice. An extraordinary meeting of the Company may elect any person as a director to fill an office which became vacant, or to serve as an additional member to the then existing Board of Directors, provided that the maximum number of seventeen directors is not exceeded, or to serve as an external director, or if the number of the members of the Board of Directors is less than the minimum set in the Articles of Association. Any director elected in such manner (excluding an external director) shall serve in office until the coming annual meeting. The Articles of Association also provide that the Board of Directors, with the approval of a simple majority of the directors, may appoint an additional director to fill a vacancy or to serve as an additional member to the then existing Board of Directors provided that the maximum number of seventeen directors is not exceeded. Any director elected in such manner shall serve in office until the coming annual shareholders meeting and may be reelected. The Company’s Articles of Association provide that the Board of Directors may delegate all of its powers to committees of the Board of Directors as it deems appropriate, subject to the provisions of the Companies Law. No director has a service contract with the company or its wholly-owned subsidiaries providing for benefits upon termination of employment. Our officers serve at the discretion of the Board of Directors or until their successors are appointed. See “Item 4B Regulation – Our Mobile Telephone License” for a description of additional requirements of the composition of our Board of Directors and the appointment of its members.

6C.2        Alternate Directors

Our Articles of Association provide that a director may appoint an individual to serve as an alternate director. An alternate director may not serve as such unless such person is qualified to serve as a director. In addition, no person who already serves as a director or alternate director of Partner may serve as the alternate director of another director of Partner. Under the Companies Law, an alternate director is treated as a director. Under our Articles of Association, an alternate director shall have all the authority of the director appointing him or her. The alternate director may not vote at any meeting at which the director appointing him or her is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term.

6C.3        External Directors under the Companies Law

The Companies Law requires that Partner have at least two external directors on its Board of Directors who meet the independence criteria set by the Companies Law. The election of an external director (for the initial term) under the Companies Law must be approved by a general meeting of shareholders provided that either: (a) the majority of shares voted for election at the meeting, includes at least a majority of the shares voted by shareholders who are non-controlling parties and those having a personal interest in the election approval (excluding personal interest other than as a result of their relations with the controlling parties) that voted at the meeting, or (b) the total number of shares held by the shareholders referred to in clause (a) that voted against such election does not exceed two percent of the aggregate voting rights in the company.

External directors may be re-elected for two additional three-year terms by one of the following mechanisms: (i) the Board of Directors proposed the nominee and his appointment is approved by the shareholders in the manner required to appoint external directors for their initial term (described above), or (ii) a shareholder holding 1% or more of the company’s voting rights proposed the external director for re-election, and the nominee is approved by a majority of the votes cast at the shareholders meeting, provided that (a) the majority excludes the votes of the controlling party and those having a personal interest in the election approval (other than a personal interest not resulting from their relations with the controlling party) and (b) the aggregate votes cast by shareholders who are not excluded under clause (a) above in favor of the nominee exceed 2% of the voting rights in the company.

The Companies Law further requires that at least one external director have accounting and financial expertise, and that the other external director(s) have professional competence, as determined by the company’s Board of Directors. Under promulgated regulations, a director having accounting and financial expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or as another academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the Board of Directors position, or has at least five years experience in one or more of the following (or a combined five years’ experience in at least two or more of the following): a senior position in the business management of a corporation with a substantial scope of business, a senior public officer or a senior position in the public service or a senior position in the field of the company’s business.

Dr. Michael Anghel and Mr. Barry Ben-Zeev are our external directors under the Companies Law.

6C.4        Financial Experts under the Companies Law

In accordance with the Companies Law, Partner's Board of Directors has determined that the minimum number of directors with “accounting and financial expertise” that Partner believes is appropriate, in light of the particulars of Partner and its activities, is three. Under the Companies Law, only one of such “experts” is required to be an external director. The Board of Directors has determined that all of our current directors have “accounting and financial expertise”.

6C.5        NASDAQ Corporate Governance Rules and Our Practices

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

–
In compliance with Israeli Companies Law, the compensation packages of our Office Holders (as defined under “Item 4B Regulation- 5.12”)  requires approval by our audit committee and by our Board of Directors. Our audit committee is an independent committee and is comprised of both our external directors and our Israeli independent director. Our compensation committee is authorized among other things, to evaluate and recommend to the audit committee and Board of Directors the total compensation package for the Company’s Chief Executive Officer and other non-director Office Holders. Our compensation committee consists of four Board of Directors members, two of whom are external directors, rather than entirely of independent directors. As a result, the conditions of NASDAQ Rule 5605(d), that compensation for the CEO and all other executive officers must be determined or recommended to the Board by the independent directors or a compensation committee comprised solely of independent directors, are not satisfied.

–
As permitted under Israeli Companies Law, the Company’s Board of Directors generally proposes director nominees for shareholder approval. The conditions of NASDAQ Rule 5605(e), that director nominees must either be selected or recommended to the Board by the independent directors or a nomination committee comprised solely of independent directors, are thus not satisfied.

6C.6        Investment Committee

Our investment committee, formerly known as the executive committee, is comprised of members who are directors appointed by the Board of Directors from time to time. Subject to the provisions of the Companies Law, the investment committee is authorized to make all major decisions relating to the business affairs of Partner. The investment committee is authorized by the Board of Directors to approve contracts, commitments and other transactions regarding certain topics or up to a value determined by the Board of Directors from time to time. Mr.Ilan Ben-Dov, Dr. Michael Anghel, Dr. Shlomo Nass, Mr.Yahel Shachar, and Mr.Avi Zeldman are members of our investment committee. On March 17, 2011, our Board of Directors appointed the investment committee to serve also as a committee for social responsibility.

6C.7        Audit Committee

Pursuant to the rules of the Securities and Exchange Commission (the “SEC”) and the listing requirements of the NASDAQ Global Select Market, as a foreign private issuer, we are required to establish an audit committee consisting only of members who are “independent” directors as defined by SEC rules. In accordance with the Company’s Audit Committee Charter, our audit committee is responsible among other things, for overseeing the Company’s financial reporting process and the audits of the Company’s financial statements, including monitoring the integrity of the Company’s financial statements and the independence and performance of the Company’s internal and external auditors. Our audit committee is also directly responsible for the appointment, compensation and oversight of our independent auditors.

The Israeli Companies Law requires public companies, including Partner, to appoint an audit committee comprised of at least three Board members, including all the company’s external directors, the majority of whom must be Israeli independent directors. Under the Companies Law, the chairman of the audit committee is required to be an external director and neither the controlling party or his relative, the chairman of the Board of Directors, any director employed by the company or by its controlling party or by an entity controlled by the controlling party, any director who regularly provides services to the company, to its controlling party or to an entity controlled by the controlling party, nor any director who derives most of its income from the controlling party, may be eligible to serve as a member of the audit committee. Our audit committee is comprised of both our external directors and of an Israeli independent director. The responsibilities of our audit committee under the Companies Law include, inter alia, identifying irregularities in the management of the company’s business and approving related party transactions as required by law, determining whether certain related party actions and transactions are “material” or “extraordinary” in connection with their approval procedures, assessing the scope of work and compensation of the company’s independent accountant, assessing the company’s internal audit system and the performance of its internal auditor and making arrangements regarding the handling of complaints by employees about company's business management deficiencies and regarding the protection given to employees who have made complaints.

The Companies Regulations (Provisions and conditions regarding the approval procedure of the financial reports) of 2010,  also require public companies to appoint a committee for the review of the company’s financial reports (the "Financial Statements Review Committee”) and sets forth a procedure for the approval of the financial reports. Under the said Companies Regulations, the composition of the Financial Statements Review Committee must meet a number of conditions including the requirement that all its members must be Board of Director members and the majority of the members must be Israeli independent directors. In addition, under the regulations, an audit committee that fulfills the required composition conditions set out in the Companies Regulations can be considered as the Financial Statement Review Committee. Accordingly, since the Company’s audit committee has already been operating in compliance with U.S. legal requirements (as described above), which also satisfy the conditions of the Israeli Financial Statements Review Committee, the Board of Directors,  decided that the audit committee will serve as the Financial Statements Review Committee.

Our audit committee consists of three Board of Directors members, Dr. Michael Anghel, Mr.Barry Ben- Zeev, and Mr, Arik Steinberg, all of whom meet the SEC’s definition of independent directors for the purpose of serving as audit committee members as well as the Companies Law’s definition of independent directors, and two of whom (Dr. Michael Anghel and Mr.Barry Ben-Zeev are external directors. In accordance with the SEC definition of “independent” director, none of them is an affiliated person of Partner or any subsidiary of Partner.

The Board of Directors has determined that all three audit committee members are “audit committee financial experts” as defined by applicable SEC regulations. See “Item 16A. Audit Committee Financial Expert” below.

6C.8        Compensation and Nominations Committee

Our compensation and nominations committee consists of four Board of Directors members, of whom two are external directors. Our compensation and nominations committee was authorized by the Board of Directors to evaluate and recommend to the audit committee and the Board of Directors the total compensation package for the Company’s Chief Executive Officer and all other officers; review the results and procedures for the evaluation of the performance of other officers by the Company’s Chief Executive Officer; make recommendations to the audit committee and Board of Directors regarding any long-term incentive compensation or equity plans; and supervise the administration of the plans and periodically reviewing a comprehensive statement of executive compensation policy. Mr.Ilan Ben Dov, Dr. Michael Anghel, Mr.Barry Ben -Zeev and Mr.Yahel Shachar are members of the compensation and nominations committee.

6C.9        Hedging Committee

Our hedging committee consists of three Board of Directors members, of whom one is an external director and one is an Israeli independent director. The hedging committee was formed in 2010 to meet as necessary in order to discuss the hedging policy of the Company. Mr.Ilan Ben Dov, Mr.Barry Ben -Zeev and Ms. Osnat Ronen are members of the hedging committee.

6C.10     Security Committee

Pursuant to an amendment to our license from April 2005, a Board committee has been formed to deal with security matters. Only directors with the required clearance and those deemed appropriate by Israel’s General Security Service may be members of this committee. The committee must consist of at least four members, who are subject to the clearance required from the Israeli General Security Service and at least one external director. Where any matter requires a Board of Directors’ resolution and it is a security matter, then the committee should be authorized to discuss and to resolve such security matter and the resolution should bind the Company. However, in cases where the security matter concerned requires review by the Board of Directors or the audit committee according to the Companies Law or other applicable law, such as a transaction with a related party, it should be submitted for approval in accordance with the requirements of the applicable U.S. law, the Israeli Companies Law and any other applicable laws, provided that, in any case, only directors with security clearance can participate in any forum which will deal with security matters. On April 12, 2005, our Board of Directors approved the formation of the security committee to consist of four Israeli directors, who are subject to Israeli security clearance and security compatibility to be determined by the General Security Service. Dr. Michael Anghel, Ms.Osnat Ronen and Mr.Yahel Shachar are members of the security committee subject to clearance by the Israeli General Security Service. The Company is in the process of appointing a fourth member to the committee following the resignation of Mr. Erez Gissin from the Board of Directors on February 12, 2012; the appointment is subject to clearance by the Israeli General Security Service.

6C.11     Executive Committee

Our executive committee consists of five Board of Directors members, of whom two are external and independent directors. In May 2011, the Company's Board of Directors appointed a new executive committee in order to increase the Board of Director's involvement in the company's management without the need to convene a Board of Directors' meeting each time. Mr. Ilan Ben Dov, Mr. Barry Ben –Zeev, Dr. Michael Anghel, Mr. Yahel Shachar and Mr. Avi Zeldman are members of the executive committee.

6C.11     Debt Committee

Our debt committee consists of three Board of Directors members, of whom one is an external director and all of whom are Israeli independent directors. The debt committee was formed in January 2012 to assist management in dealing with doubtful and lost debts. Mr. Barry Ben –Zeev, Ms. Osnat Ronen and Mr. Avi Zeldman are members of the debt committee.

6C.12     Corporate Governance Committee

Our corporate governance committee consists of four Board of Directors members, of whom two are external directors and three of whom are Israeli independent directors. The corporate governance committee was formed in August 2010 to be responsible for corporate governance in the Company and for formulating recommendations with respect to the interfacing between the Board of Directors and the Company's management. Dr. Michael Anghel, Mr.Barry Ben –Zeev, Ms. Osnat Ronen and Mr. Yahel Shachar are members of the corporate governance committee.

6C.13     Internal Auditor

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

6C.14     Fiduciary Duties of an Office Holder

The Companies Law governs the duty of care and duty of loyalty which an Office Holder owes to the company. An “Office Holder” is defined in the Companies Law as a director, general manager, chief executive officer, executive vice president, vice president, or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title and other managers directly subordinate to the general manager.

The duty of loyalty requires the Office Holder to act in good faith and in the company's favor and to avoid any conflict of interest between the Office Holder’s position in the company and personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantages for him or herself or others. This duty also requires him or her to reveal to the company any information or documents relating to the company’s affairs that the Office Holder has received due to his or her position as an Office Holder. The duty of care requires an Office Holder to act in a way that a reasonable Office Holder would have acted in the same position and under the same circumstances. This includes the duty to utilize reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information.

6C.15     Approval of Related Party Transactions

 Generally, under the Companies Law the compensation of an Office Holder who is a director in the company, requires the approval of the audit committee, the Board of Directors and the general meeting of the shareholders of the company. The Companies Law also requires that a transaction between the company and its Office Holder, and also a transaction between the company and another person in which an Office Holder has a personal interest, requires the approval of the Board of Directors if such a transaction is not an "extraordinary transaction", although, as permitted by law and subject to any relevant stock exchange rule, our Articles of Association allow the audit committee to approve such a transaction, without the need for approval from the Board of Directors. If such a transaction is an extraordinary transaction (that is, a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities), generally in addition to audit committee approval, the transaction also must be approved by our Board of Directors, and, in certain circumstances, also by the shareholders of the company at a general meeting. Under the Companies Law, an extraordinary transaction between a public company and a controlling party of the company or an extraordinary transaction between a public company and another person, in which the controlling party has a personal interest (including a private placement), and a transaction between a public company and a controlling party or his relative, directly or indirectly, including, without limitation, via an entity controlled by the controlling party, for receiving services by the company (and if the controlling party is also an Office Holder in the company for his terms of service, and if he is an employee of the company (but not an Office Holder in it) his employment in the company) must be approved by the audit committee, the Board of Directors and the shareholders, provided that either: (a) the majority of shares voted for the matter at the meeting, will include at least a majority of the shares voted by shareholders who do not have a personal interest in approval of the matter who participate in the voting, or (b) the total number of shares held by the shareholders referred to in clause (a) that voted against such matter does not exceed two percent of the aggregate voting rights of the company.

The Companies Law requires that an Office Holder or a controlling party promptly disclose any personal interest that he has and all related material information known to him, in connection with any existing or proposed transaction by the company.  The company may then approve the transaction in accordance with the provisions of its Articles of Association and the Companies Law. Under the Companies Law, if the Office Holder or a controlling party has a personal interest in the transaction, an approval that the transaction is not adverse to the company’s interest is required.

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

6C.16      Approval of Related Party Transactions

Under the Companies Law, a shareholder has a general duty to act in good faith and in a customary manner towards the company and the other shareholders and to refrain from improperly exploiting his power in the company, particularly when voting in the general meeting of shareholders on (a) any amendment to the articles of association, (b) an increase of the company’s authorized share capital, (c) a merger; or (d) approval of related party transactions which require shareholder approval. A shareholder should also avoid deprivation of other shareholders. In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint an Office Holder in the company or any other power towards the company, is under a duty to act in fairness towards the company.

6C.17     Indemnification

Pursuant to the Companies Law, our Articles of Association provide that Partner may indemnify an Office Holder of Partner to the fullest extent permitted by law. Without derogating from the foregoing, and subject to the limitations set forth in the Israeli Securities Law (see “Item 4B Regulation-Regulatory Developments-4.3 Securities Administrative Enforcement”), our Articles of Association specifically provide that Partner may indemnify an Office Holder of Partner for liability or expense he incurs or that is imposed upon him as a result of an action or inaction by him (or together with other Office Holders of Partner) in his capacity as an Office Holder of Partner as follows:

1)
any financial liability incurred by, or imposed upon the Office Holder in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by the court.

2)	reasonable litigation expenses, including legal fees, incurred by the Office Holder or which he was ordered to pay by the court.

(a) in the context of proceedings filed against him by Partner or on Partner’s behalf or by a third party.

(b) in a criminal proceeding in which he was acquitted.

(c) in a criminal proceeding in which he was convicted of a felony which does not require a finding of criminal intent.

3)
reasonable litigation expenses, including legal fees, incurred by the Office Holder due to such investigation or proceeding conducted against him by an authority authorized to conduct an investigation and which was ended without filing of an indictment against him and without the imposition of a financial liability as a substitute for a criminal proceeding or that was ended without filing of an indictment against him but for which he was subject to a financial liability as a substitute for a criminal proceeding relating to an offense which does not require criminal intent, within the meaning of the relevant terms in any law, or in relation to a financial sanction (the financial sanction has not yet been incorporated into our Articles of Association);

4)
payment to the harmed party as a result of a violation set forth in certain sections of the Israeli Securities Law, including by indemnification in advance (clause 4 has not yet been incorporated into our Articles of Association); or

5)
expenses incurred in connection with a procedure as defined in the Israeli Securities Law ("Procedure") in connection with any affairs including, without limitation, reasonable litigation expenses, including legal fees, including by indemnification in advance (clause 5 has not yet been incorporated into our Articles of Association).

Our Articles also permit us to indemnify any Office Holders of Partner for any other liability or expense in respect of which it is permitted or will be permitted under applicable law to indemnify an Office Holder of Partner.

The Companies Law and our Articles of Association also permit us to undertake in advance to indemnify an Office Holder with respect for items (2) and (3) above, or any other matter permitted by law. The Companies Law and our Articles of Association also permit us to undertake in advance to indemnify an Office Holder with respect to item (1) above, provided however, that the undertaking to indemnify is restricted to events which in the opinion of the Board of Directors are anticipated in light of Partner’s activities at the time of granting the undertaking to indemnify, and is limited to a sum or measurement determined by the Board of Directors to be reasonable under the circumstances. The undertaking to indemnify shall specify the events that, in the opinion of the Board of Directors are expected in light of the Company’s actual activity at the time of grant of the undertaking and the sum or measurement which the Board of Directors determined to be reasonable under the circumstances.

The Companies Law combined with our Articles of Association also permits us to indemnify an Office Holder after the fact for all kinds of events, subject to applicable law.

In no event may we indemnify an Office Holder for any of the following:

(1)	a breach of the duty of loyalty toward us, unless the Office Holder acted in good faith and had reasonable grounds to assume that the action would not harm Partner's interest;

(2)	a breach of the duty of care done intentionally or recklessly (“pzizut”) except only for negligence;

(3)	an act intended to unlawfully yield a personal profit;

(4)	a fine a civil fine, a financial sanction or a penalty imposed on him; and

(5)	a Procedure.

We have undertaken to indemnify our Office Holders, subject to certain conditions as aforesaid. We consider from time to time the indemnification of our Office Holders, which indemnification will be subject to approval of our audit committee, Board of Directors and in case of indemnification of directors, also of our shareholders.

Under the indemnification letters granted prior to the date of this report, the aggregate indemnification amount payable by us to all of the Office Holders and other indemnified persons pursuant to all letters of indemnification issued or that may be issued to them by us in the future will not exceed the higher of (i) 25% of shareholders equity and (ii) 25% of market capitalization, each measured at the time of indemnification.

6C.18     Release

The Companies Law and our Articles of Association authorize the Company, subject to the required approvals, to release our Office Holders, in advance, from such persons’ liability, entirely or partially, for damage in consequence of the breach of the duty of care toward us. Notwithstanding the foregoing, we may not release such person from such person’s liability, resulting from any of the following events: (i) the breach of duty of loyalty towards us; (ii) the breach of duty of care made intentionally or recklessly (“pzizut”) except only for negligence; (iii) an act intended to unlawfully yield a personal profit; (iv) a fine, a civil fine, a financial sanction or a penalty imposed upon such person; and (v) the breach of duty of care in distribution (“haluka”).

6D. Employees

At December 31, 2011, we had 7,891 employees on full time equivalent basis, compared with 6,068 employees at December 31, 2010, and 5,670 at December 31, 2009. The number of employees at year-end 2009, 2010, and 2011, according to their activity, was as follows:

	December 31
	2009	2010	2011*

Customer service	3,750	4,041	5,092
Engineering	322	302	548
Sales and sales support	517	586	792
Information technology	249	277	399
Marketing and Content	135	140	158
Finance	119	132	209
Human resources	125	130	178
Operations & Logistics	334	364	376
Remaining operations	122	96	138
TOTAL	5,670	6,068	7,891

*2011 numbers above include the employees of 012 Smile as set forth below:

At December 31, 2011
Customer service	1,141
Engineering	206
Sales and sales support	186
Information technology	70
Marketing and Content	24
Finance	67
Human resources	56
Remaining operations	25
TOTAL	1,775

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

As of January 1, 2008, the Extension Order for Comprehensive Pension Insurance in the Economy applies (the “Pension Extension Order”). Pursuant to the Pension Extension Order, the employee’s contributions and employer’s contributions increase each year until they reach a total of 17.5% in year 2014. In 2008, the employee provision for pension was 0.833%, and the employer provision for pension was 0.833%. The employer provision for compensation (severance pay) was 0.834%. From 2011 onwards, the provisions increase as follows:

From day ... onwards	Employee provisions	Employer provisions	Employer provisions for compensation	Total
1.1.2011	3.33%	3.33%	3.34%	10%
1.1.2012	4.16%	4.16%	4.18%	12.5%
1.1.2013	5%	5%	5%	15%
1.1.2014	5.5%	6%	6%	17.5%

See note 19 of our consolidated financial statements. Some of our employees are eligible for an improved pension plan with terms of 5% employer provision for pension and 5% employee provision for pension. Starting January 1, 2014,  the above mentioned pension plan will no longer be considered an "improved pension plan" according to a new section of the Pension Extension Order2.  The more senior employees are entitled to a full pension insurance, in the amounts as follows (amounts vary according to choice of a pension fund or a manager’s insurance fund): employer provision for pension and compensation: 13.33%- 15.83% of the employee’s salary and employee provision for pension: 5% of the employee’s salary.

We also offer some of our employees the opportunity to participate in a “Continuing Education Fund,” which also functions as a savings plan. Each of the participating employees contributes an amount equal to 2.5% of their salary and we contribute between 5% and 7.5% of such employee’s salary.

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

6E. Share Ownership

As of January 31, 2012, to the best of the Company’s knowledge, our directors and senior management’s holdings do not exceed 1% of our outstanding ordinary shares, except as set forth under Item 7A. Directors and senior management do not have different voting rights than other shareholders of the Company.

As of February 29, 2012, our senior management held, in the aggregate, options to purchase up to 3,423,166 of our ordinary shares, of which 1,109,416 options were vested and exercisable as of that date. No individual senior manager holds options to purchase 1% or more of our outstanding ordinary shares. No options have been granted to our directors.

2 Section 5(1) of the Pension Extension Order will be replaced on January 1st, 2014. According to the new section 5(1), insofar as the total sum of the contribution fees is lower than 17.5% of the employee's salary, the pension plan will not be considered an "improved pension plan".

The table below sets forth the number of outstanding options held by our senior management according to exercise price and expiration date, as of February 29, 2012:

Option exercise price (NIS)	Number of options held	Option expiration Year
58.18	210,050	2012
40.84	23,400	2013
48.70	399,191	2014
26.21	13,375	2015
29.45	32,500	2016
53.44	81,000	2017
61.53	12,500	2018
51.14	1,494,750	2019
60.67	1,416,900	2020
50.60	2,723,975	2021
33.85	220,000	2022

2004 Share Option Plan

Under the 2004 Share Option Plan (“the 2004 Plan”), 5,775,000 ordinary shares were initially reserved for issuance upon the exercise of 5,775,000 options to be granted without consideration to employees, directors, officers and advisors. The options will be granted to employees under the provisions of the capital gains tax route provided for in Section 102 of the Israeli Income Tax Ordinance. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will be fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

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

In the event that an option holder’s employment with or service to the Company is terminated by the Company because of his willful and continued failure to perform his duties and obligations to the Company or his willful engaging in misconduct injurious to the Company such that, in each case, the actions or omissions of the option holder are sufficient to deny the option holder severance payment under the Israeli Severance Payment Law, 1963, his options will expire upon termination of employment or service. If an option holder’s employment with or service to the Company is terminated by the Company for any other reason other than those specified above, he may exercise his vested options during a period which shall not exceed one year from the termination of employment or service of the option holder. Options granted to such option holders that were not vested at the time of termination of employment or service, shall expire at the time of termination. If an option holder’s employment or service to the Company is voluntarily terminated by the option holder (other than by reason of retirement, disability or death), he may exercise his vested options during the 90-day period following the later of the date of termination and the date upon which the resulting shares may be freely sold. Options granted to such option holders that were not vested at the time of termination of employment or service, shall expire at the time of termination. If an option holder’s employment with or service to the Company is terminated as a result of the retirement, disability or death of the option holder, he may exercise his vested options and the pro rata portion of options scheduled to vest in the year of termination during the remainder of their exercise period.

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

Following an amendment of the 2004 Plan, the Board of Directors may amend the 2004 Plan, subject to other sections of the 2004 Plan and the rules and/or regulations of any stock exchange applicable from time to time to the Company, by reason of their applicability to its shareholders or otherwise; provided, that (i) any alterations to the terms and conditions of the 2004 Plan which are of a material nature or to the options granted (except where the alterations take effect automatically under the existing terms of the 2004 Plan); and (ii) any change to the authority of the Board of Directors of the Company or the compensation committee in relation to any alteration to the terms of the 2004 Plan. The Board of Directors may, at any time and from time to time, terminate the 2004 Plan in any respect, subject to any applicable approvals or consents that may be otherwise required by law, regulation or agreement, including by reason of their applicability to the shareholders or otherwise, and provided that no termination of the 2004 Plan shall adversely affect the terms of any option which has already been granted.

On March 26, 2008, the 2004 Plan was amended by the Board of Directors to include the following material amendments: to increase the total number of our shares reserved for issuance upon exercise of all options granted under the 2004 Plan by 8,142,000 shares; to introduce the acceleration of option vesting and exercisability in the event of a change of control or voluntary winding up; and to allow, upon compliance with certain conditions, the “cashless” exercise of vested options, according to which, upon exercise by the option holder of a given number of options, but without payment of the exercise price, the option holder would receive from the Company only the number of shares whose aggregate market value equals the economic gain which the option holder would have realized by selling all the shares purchased at their market price, net of the option exercise price. The exercise price of the options is based on the fair market value of the Company’s shares at the time of grant. The fair market value of an ordinary share on any date will be equal to the average of the closing sale price of ordinary shares during the preceding 30 trading days; as such closing sale price is published by the Tel-Aviv Stock Exchange.

On February 23, 2009, the 2004 Plan, was further amended by the Board of Directors (the “Plan Amendments”) to include the following two material amendments: (i) with respect to options granted on or after February 23, 2009, the date of approval of the Plan Amendments by the Board of Directors (the “Board Approval”), a dividend-adjustment mechanism, reducing the exercise price of such options following each dividend distribution in the ordinary course in an amount in excess of 40% (forty percent) or of another percent resolved by the Board of Directors, of the Company’s net income for the relevant period (“the Excess Dividend”) by an amount equal to the gross amount of the Excess Dividend per ordinary share. (ii) with respect to all options granted under the 2004 Plan, a dividend adjustment mechanism reducing the exercise price of such options following each dividend distribution other than in the ordinary course, by an amount which the Board of Directors considers as reflecting the impact such distribution will have or will likely to have on the trading price of the ordinary shares, and provisions authorizing the Board of Directors to allow option holders who were granted options before February 23, 2009 and to oblige option holders who were granted options on or after February 23, 2009 to exercise their vested options during a fixed period, through a cashless exercise procedure. The Plan Amendments were approved by our shareholders.

On February 23, 2009, the Board of Directors adopted a cashless exercise procedure according to which, option holders who were granted options on or after February 23, 2009 would be allowed to exercise their options only through a cashless exercise procedure and those granted options before February 23, 2009 would be able to choose between the cashless exercise procedure and the regular option exercise procedure.

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

In 2010,  3,310,500 share options were granted to senior officers and managers of the Company following the approval of the Company's Board of Directors, of which 1,100,000 share options were afterwards cancelled and regranted to the same senior officers under the same terms and conditions except for the exercise price. The fair value difference before and after the amendment is approximately NIS 3 million that is regarded as additional compensation.

In 2011,  2,977,275 share options were granted to senior officers and managers of the Company and its subsidiary following the approval of the Company's Board of Directors.

Through December 31, 2011, 17,600,275 options have been granted to the Company's employees pursuant to the 2004 Plan, of which 5,628,113 options have been exercised, 5,514,646 options were forfeited and 4,625 options expired (options forfeited and expired are available for subsequent grants), and 6,452,891 outstanding.

As of December 31, 2011, 1,835,996 options of the 2004 Plan remain ungranted. The ordinary shares derived from the exercise of the options confer the same rights as the other ordinary shares of the Company. The vesting periods for the options granted under this plan are between 1 to 4 years.

During January 2012, the Board of Directors approved the grant of 220,000 share options to senior officers of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of February 29, 2012, with respect to each person whom we believe to be the beneficial owner of 5% or more of our ordinary shares. Except where otherwise indicated, we believe, based on information furnished to us by the principal shareholders, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares. None of our major shareholders has any different voting rights than any other shareholder. See “Item 10B. Memorandum and Articles of Association – Rights Attached to Shares”.

Name	Shares beneficially owned	Issued Shares (1)%	Issued and Outstanding Shares (1)%

Scailex Corporation Ltd, together with Suny Electronics Ltd (2)	71,498,719	44.66	45.94

Treasury shares (3)	4,467,990	2.79	–

Public (4)	84,146,989	52.55	54.06

Total	160,113,698	100.00	100.00

(1)
As shown above and used throughout this annual report, the term “Issued and Outstanding Shares” does not include any treasury shares held by the Company. Treasury shares, which are included in “Issued Shares”, have no voting, dividend or other rights under the Israeli Companies Law, as long as they are held by the Company ("dormant shares").

(2)
Scailex, an Israeli corporation listed on the Tel Aviv Stock Exchange, held on February 29, 2012, 44.54% of our Issued and Outstanding shares and voting rights. Scailex is a majority owned subsidiary of Suny, an Israeli corporation listed on the Tel Aviv Stock Exchange which is indirectly controlled by Mr. Ilan Ben-Dov. Suny has acquired 1.40% of our Issued and Outstanding shares and total voting rights. As a result of his indirect control of Scailex and Suny, Mr. Ilan Ben-Dov indirectly controlled 45.94% of our Issued and Outstanding shares and total voting rights as of February 29, 2012. See “Item 3D.3 45.94% of our shares and voting rights are indirectly controlled by a single shareholder”.

(3)	Treasury shares do not have a right to dividends or to vote.

(4)
The shares under “Public” include 5,015,457 shares held by Israeli entities from among our founding shareholders and their approved substitutes. These shares, together with 2,173,126 shares held by Suny and 869,129 shares held by Scailex, which are included in the table above, constitute 5.03% of our issued shares (approximately 5.18% of the Issued and Outstanding Shares). Under the terms of our mobile telephone license, Israeli entities from among our founding shareholders and their approved substitutes must hold at least 5% of our issued and outstanding share capital and of each of our means of control. “Israeli entities” are defined as individuals who are citizens and residents of Israel and entities formed in Israel and controlled, directly or indirectly, by individuals who are citizens and residents of Israel, provided that indirect control is only through entities formed in Israel, unless otherwise approved by the Minister of Communications.

The shares under “Public” also include 7,766,671 shares held by Leumi Partners Ltd. which constitute 4.85% of the Issued Shares (approximately 4.99% the Issued and Outstanding Shares).

As of January 31, 2012, to the best of the Company’s knowledge, our directors and senior management’s holdings do not exceed 1% of our outstanding ordinary shares; their holdings have been included under “Public” in the table above. For information regarding options held by our senior management to purchase ordinary shares, see “Item 6E. Share Ownership”.

We are not aware of any arrangements that might result in a change in control of our Company. See however, "Item 3D.3 – 45.94% of our shares and voting rights are indirectly controlled by a single shareholder”.

7A.1        Principal Shareholder

On October 28, 2009, Advent Investments Pte Ltd., a wholly-owned subsidiary of Hutchison Telecom, sold its entire controlling interest in the Company to Scailex, an Israeli corporation listed on the Tel Aviv Stock Exchange. Scailex is a majority owned subsidiary of Suny, which is also an Israeli corporation listed on the Tel Aviv Stock Exchange and is indirectly controlled by Mr. Ilan Ben-Dov. As of February 29, 2012, our controlling shareholder, Mr. Ilan Ben-Dov, held indirectly 45.94% of our Issued and Outstanding shares and total voting rights as a result of his indirect control of Scailex and Suny.

As our largest shareholder, Scailex, who is also one of our main handset suppliers (see “Item 7B. Related Party Transactions – Transactions with Affiliates”, has the ability to influence our business through its ability to virtually control all actions that require majority approval by the shareholders and through its representatives on our Board of Directors. Scailex is not obligated, however, to provide us with financial support or to exercise its rights as a shareholder in our best interests or in the best interests of our minority shareholders and noteholders, and it may engage in activities that conflict with such interests. If the interests of Scailex conflict with the interests of our other shareholders and noteholders, those shareholders and noteholders could be disadvantaged by the actions that this shareholder chooses to pursue. In addition, Scailex may cause our business to pursue strategic objectives that may conflict with the interests of our other shareholders and noteholders. See “Item 3D. Risk Factors – 45.94% of our shares and voting rights are indirectly controlled by a single shareholder”.

See also “Item 7B. Related Party Transactions – Relationship Agreement” below for a description of the Restatement of the Relationship Agreement among Scailex and the founding Israeli shareholders.

Agreement between Scailex and Bank Leumi Ltd.

On August 23, 2009, Scailex announced that, in the context of its acquisition of the entire controlling interest in the Company, Scailex had entered into an agreement on August 21, 2009 (the “Leumi Sales Agreement”), with Bank Leumi Ltd (“Bank Leumi”), according to which Bank Leumi, or a company on its behalf, would purchase from Scailex 7,677,037 shares of the Company, representing 4.99% of the Company’s Issued and Outstanding shares. The shares to be sold to Bank Leumi would be part of the 78,940,104 shares of the Company subject to Scailex’s share purchase agreement signed with Advent on August 12, 2009, and announced by Scailex on August 13, 2009. Scailex announced the closing of the Leumi Sales Agreement on October 28, 2009.

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

7A.3        Other

On January 31, 2012, 14,723,690 ADSs (equivalent to 14,723,690 ordinary shares) or approximately 9.46% of our total Issued and Outstanding ordinary shares, were held of record by 64 registered holders in the United States. Additionally, on January 31, 2012, there were approximately 34 holders of record of our ordinary shares. Of these holders, none had a registered address in the United States, although certain accounts of record with registered addresses other than in the United States may hold our ordinary shares, in whole or in part, beneficially for United States persons. We are aware that many ADSs and ordinary shares are held of record by brokers and other nominees and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs and ordinary shares, or the number of ADSs and ordinary shares beneficially held by such persons.

7B. Related Party Transactions

7B.1        Agreements between Partner and Leumi Partners Underwriters Ltd.

Leumi Partners Underwriters Ltd. (“Leumi Partners”), a fully owned subsidiary of Leumi Partners Ltd., acted as a pricing underwriter and/or distributor, in connection with the following Company offerings:

•
Leumi Partners acted as a pricing underwriter and distributor, in connection with a private offering to institutional investors in Israel following which in November 2009, the Company issued NIS 448 million in principal amount. Pursuant to the underwriting agreement, the Company paid Leumi Partners a sum of NIS 380,000 representing a commission at the rate of 28.27% from the total commission paid by Partner at the rate of 0.25% of the total immediate consideration for the offering plus an additional performance based commission at a rate of 0.05% of the total immediate consideration for the offering which the Company elected to pay at its sole discretion;

•
Leumi Partners acted as distributor in connection with a public offering following which in April 2010, the Company issued NIS 1 billion of Series C, Series D and Series E Notes. Pursuant to the underwriting agreement, the Company paid Leumi Partners a sum of NIS 900,000 (30% of the fees and commissions which were paid by the Company to all the distributors), representing a distributor's fee at the rate of 0.25% of the total immediate gross consideration for the Public Offering plus an additional performance based commission at a rate of 0.05% of the total immediate consideration for the Public Offering which the Company elected to pay at its sole discretion;

•
Leumi Partners acted as distributor in connection with a private offering to institutional investors in Israel following which in February 2011, the Company issued NIS 443 million of Notes Series C for a gross consideration of NIS 463 million. Pursuant to the underwriting agreement, the Company paid Leumi Partners a sum of NIS 694,000 representing a commission of 0.15% of the total immediate consideration for this offering.

•
Leumi Partners acted as distributor in connection with a public offering following which in May 2011, the Company issued additional NIS 681,207,000 par value of Series D and Series E Notes through an expansion of these series. Pursuant to the underwriting agreement, the Company paid Leumi Partners a sum of NIS 455,797 (33% of the total fees and commissions which were paid by the Company to all the distributers) representing a distributers fee at the rate of 0.20% of the total immediate gross consideration for the public offering. It should be noted that the Company did not elect to pay the performance based commission at a rate of 0.05% of the total immediate gross consideration for the Public Offering, which was at the Company's sole discretion.

7B.2        Relationship Agreement

Our founding Israeli shareholders are parties to a Relationship Agreement with Scailex in relation to its direct holdings of our shares and the rights associated with such holdings. See Exhibit 4.(a).1.1 incorporated by reference in this annual report.

License Conditions: Required Minimum Israeli and Founding Shareholder Percentages

The parties to the Relationship Agreement have agreed that they shall at all times comply with the terms of our license requiring that our founding shareholders or their approved substitutes hold in aggregate at least 26% of our means of control, and that our Israeli founding shareholders or their approved substitutes (from among the founding shareholders and their approved substitutes) hold at least 5% of our means of control. See “Item 4B Regulation 5–Our Mobile Telephone License–License Conditions.”

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

7B.3        Transactions with Affiliates

Agreements with affiliates of Scailex

On December 27, 2009, our audit committee and Board of Directors approved the existing perennial agreement with Scailex, our principal shareholder as of October 28, 2009. The agreement was approved by our shareholders on April 28, 2010. Under the agreement, we will purchase, from time to time, cellular handsets, accessories and spare parts which are manufactured by Samsung Electronics Ltd. and imported into Israel by Scailex. See “Item 10C. Material Contracts”.

7B.4        Registration Rights

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

8A.1        Legal and Administrative Proceedings

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

See “Item 3D.2 Risks Relating to Our Business Operations - We are exposed to, and currently engaged in, a variety of legal proceedings, including several potential class action lawsuits related primarily to our network infrastructure and consumer claims” for a description of the main litigations and proceedings in which we are currently or have been involved, including a shareholder's derivative suit against current and past directors. See also note 22(a) to our consolidated financial statements for a description of our principal litigation and for a description of the principal 012 Smile litigations and proceedings of which we are currently aware, note 22(b) to our consolidated financial statements.

During 2011, one criminal proceeding was brought against us concerning the erection of network sites without building permits. As of December 31, 2011, 6 criminal proceedings were pending against us concerning the erection of network sites without building permits, one of which was pending against our officers and directors. We are currently negotiating with the relevant local authorities to reach a settlement regarding the relocation of affected sites or obtaining building permits for those sites. The total amount of fines paid in 2011 was approximately NIS 71,000. Settlements of previous criminal proceedings brought against us resulted in Partner, but not its officers or directors, admitting guilt and paying a fine, and also resulted in the imposition of demolition orders for the relevant sites, the execution of which have been stayed for a period of time to allow us to obtain the necessary permits or to relocate the relevant network site.

8A.2        Dividend Distribution Policy

Our Articles of Association allow for our Board of Directors to approve all future dividend distributions, without the need for shareholder approval, subject to the provisions governing dividends under the Companies Law. We first paid a dividend to our shareholders for the year 2005. See “Item 5. Liquidity and Capital Resources – Dividend payments”

On March 16, 2010, the Board of Directors approved a dividend policy for 2010 targeting a minimum of 80% payout ratio of annual net income for the year ending December 31, 2010 and on February 22, 2011, the Board of Directors reaffirmed the dividend policy for 2011. For the year 2011, the Company distributed dividends (with respect to the first three quarters of 2011), which in the aggregate represent a payout ratio of approximately 80% of our annual net income for the year. The Board of Directors decided not to distribute additional dividends for the year 2011 in light of the loss recorded for the fourth quarter 2011 and considering that the total amount of dividends already distributed for 2011 was already equivalent to approximately 80% of the annual net profit for the year. On March 21, 2012, the Board of Directors reaffirmed the existing dividend policy with respect to 2012, targeting a minimum of 80% payout ratio of the Company’s annual net profit.

See “Item 3D. Risk Factors- We may not be able to fulfill our dividend policy in the future. If we implement our current dividend policy, we might reduce our future cash reserves, which may require us to borrow additional money.” for risks relating to future payments of dividends.

In addition, on February 22, 2010, the District Court approved the application submitted by the Company to approve a distribution in the total amount of NIS 1.4 billion (exceeding the surpluses for distribution) to the Company’s shareholders (“the capital reduction”). Following the District Court’s approval a total amount of approximately NIS 1.4 billion or NIS 9.04 per share was paid on March 18, 2010, to shareholders and ADS holders of record on March 7, 2010, which resulted in a reduction in shareholders’ equity by an equal amount. See “Item 5A. Operating Results - Capital Reduction”.

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

ITEM 9. THE OFFER AND LISTING

9A. Offer and Listing Details

Our capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange under the symbol “PTNR”. American Depositary Shares (“ADSs”), each representing one of the Company’s ordinary shares, are quoted on the NASDAQ Global Select Market under the symbol “PTNR”. Our ADSs were listed on the London Stock Exchange until March 12, 2008, when we discontinued the listing of our ADSs on that exchange. The ADSs are evidenced by American Depositary Receipts (“ADRs”) originally issued by JPMorgan Chase, as depositary under a Deposit Agreement, dated as of November 1, 1999, among the Company, JPMorgan Chase and registered holders from time to time of ADRs. ADSs were first issued in October 1999. From March 2006 until November 27, 2011, the Bank of New York served as our depositary for ADSs. As of November 28, 2011, Citibank serves as our depositary for ADSs.

The tables below set forth, for the periods indicated, the reported high and low closing quotations, not adjusted for dividends, based on information supplied by the National Association of Securities Dealers, Inc., and information supplied by the Tel Aviv Stock Exchange.

	NASDAQ		Tel Aviv Stock Exchange
	($ per ADS)		(NIS per ordinary share)
	High	Low	High	Low

2008	24.62	15.15	85.48	58.40

2009	20.46	13.46	77.20	57.30

2010	24.13	15.17	94.29	59.00

2011
First Quarter	20.62	17.93	74.00	65.05
Second Quarter	19.42	14.76	67.70	51.30
Third Quarter	16.01	9.34	54.50	35.30
Fourth Quarter	12.47	8.63	44.00	32.92

September 2011	10.71	9.34	39.15	35.30
October 2011	12.47	9.44	44.00	35.76
November 2011	11.42	9.21	42.45	34.90
December 2011	9.60	8.63	37.10	32.92
January 2012	9.23	7.61	35.35	29.38
February 2012	8.81	7.31	32.73	27.81
March 2012 (through March 19)	7.78	7.12	29.25	26.78

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

10B.1     Purposes and Objects of the Company

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

10B.2     The Powers of the Directors

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

10B.3     Rights Attached to Shares

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

Shares which are treated as dormant under our Articles of Association retain the rights to receive dividends or other distributions to shareholders, and to participate in rights offerings, but no other rights. See “Item 4B Regulation 5– Our Mobile Telephone License – License Conditions”.

One year after a dividend has been declared and is still unclaimed, the Board of Directors is entitled to invest or utilize the unclaimed amount of the dividend in any manner to the benefit of the Company until it is claimed. We are not obligated to pay interest or linkage on an unclaimed dividend.

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

Limitations on Ownership and Control

Ownership and control of our ordinary shares are limited by the terms of our license and our Articles of Association. See “Item 4B Regulation –5 Our Mobile Telephone License –License Conditions” and “Revoking, limiting or altering our license.”

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

10B.4     Changing Rights Attached to Shares

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

10B.5     Annual and Extraordinary Meetings

The Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. Notice of a general meeting must be sent to each registered shareholder within five days after the record date set by the Board of Directors for that meeting, unless a different notice time is required under applicable law or unless all shareholders who qualify to vote at the time approve in writing of a shorter notice period. An extraordinary meeting may be convened by the Board of Directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders holding in the aggregate at least 4.99% of our issued capital, and at least 1% of the total voting rights of the Company or of one or more shareholders holding at least 4.99% of the total voting rights in the Company. An extraordinary meeting must be held not more than thirty-five days from the publication date of the announcement of the meeting. See “Item 10B. Rights Attached to Shares–Voting Rights.”

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

10B.6     Limitations on the Rights to Own Our Securities

For limitations on the rights to own our securities see “Item 4B Regualtion 5– Our Mobile Telephone License – License Conditions,” “ – Our Permit Regarding Cross Ownership” and “Item 10B. Rights Attached to Shares – Limitations on Ownership and Control.”

10B.7     Limitations on Change in Control and Disclosure Duties

For limitations on change in control, see “Item 4B Regulation 5- Our Mobile Telephone License – License Conditions” and “– Our Permit Regarding Cross Ownership”.

10B.8     Changes in our Capital

Changes in our capital are subject to the approval of the shareholders at a general meeting by a special majority of 75% of the votes of shareholders participating and voting in the general meeting.

10B.9     Our License Prevails in case of an Inconsistency

If any article of our Articles of Association is found to be inconsistent with the terms of our mobile telephone license granted by the Ministry of Communications (see “Item 4B Regulation 5- Our Mobile Telephone License”) or of any other telecommunications license we hold, the provisions of such Article shall be deemed null and void.

10C. Material Contracts

Fixed-line transmission services. In July 2008, we signed an agreement with Bezeq for the provision of fixed-line transmission services. The agreement replaces an earlier transmission agreement from 2003, and applies retroactively for five years beginning December 2007. We may extend the term of the agreement by up to two one-year periods. The agreement includes both a basic package for a fixed number of lines, and additional transmission services which we may purchase from time to time in our discretion. We expect that the costs related to the services provided by Bezeq will be approximately NIS 60 million annually.

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

Lease Agreement. On December 27, 2009, the Company’s audit committee and Board of Directors approved an extension of the Company’s headquarters lease agreement with Mivnei Ta’asiya Ltd (“Mivnei Ta’asiya”). Mr. Ilan Ben Dov, who is the controlling shareholder of Scailex, our principal shareholder, is also the controlling shareholder of Tau Tshuot Ltd (“Tau”), which holds 4.9% of the issued share capital of Mivnei Ta’asiya. See “Item 7B. Related Party Transactions-Transactions with Affilates- Agreements with affiliates of Scailex”.

Samsung Product Agreement. On April 28, 2010, the shareholders of the Company approved and ratified a perennial agreement with Scailex, our principal shareholder as of October 28, 2009 (the “Samsung Products Agreement”), to purchase, from time to time, cellular handsets, accessories and spare parts manufactured by Samsung Electronics Ltd. that are imported to and marketed in Israel by Scailex (the “Products”). The Samsung Products Agreement also provides for repair services of such Products and additional commercial arrangements between Scailex and the Company regarding annual purchase volumes of the Products and annual gross profit-margin of Scailex from transactions with the Company as described below.

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

Pursuant to the terms of the Samsung Products Agreement, the prices of the Samsung Products shall be determined by negotiations between Scailex and the Company; however, Scailex’s total and accumulative annual gross profit margin from transactions with Partner regarding each group of products (purchase of handsets, accessories or spare parts) (“Annual Gross Profit Margin”) shall not exceed Scailex’s average gross profit margin from the same group of products with any entity in which Scailex is not an interested party therein, during the same calendar year (the “Average Gross Profit Margin”). If Scailex’s auditor confirms that the Annual Gross Profit Margin of any group of products, exceeds Scailex’s Average Gross Profit Margin, from the same group of Products with any entity in which Scailex is not an interested party therein, by more than 10% of the Average Gross Profit Margin, Scailex shall credit the difference to us.

In May 2011, our annual meeting on shareholders approved an amendment to the Samsung Products Agreement which was approved by our audit committee and Board of Directors (the Amended Samsung Products Agreement") according to which: (a) the total volume of the transactions between Scailex and Partner during each calendar year shall not exceed NIS 550 million (excluding VAT) and in addition shall not exceed 40% of the total cost of the Products purchased by Partner in a calendar year; (b) if an auditor agreed upon by both parties should confirm that the Annual Gross Profit Margin of any group of products exceeds Scailex’s Average Gross Profit Margin, from the same group of Products with any entity in which Scailex is not an interested party therein, Scailex shall credit the difference to us and (3) the term of the  Amended Samsung Products Agreement is for a period of two years ending on December 31, 2012.

Registration Rights Agreement. We have entered into a registration rights agreement with Scailex, our principal shareholder, in which we granted our principal shareholder the right to require us to register ordinary shares held by them under the US Securities Act. See “Item 7B. Related Party Transactions-Transactions with Affilates- Agreements with affiliates of Scailex”.

Network upgrade and deployment of fourth generation network. On October 25, 2010, we entered into an agreement with LM Ericsson Israel Ltd. for the upgrade of our existing networks and the deployment of our fourth generation network in Israel until the end of 2014. The Company has the option to extend the agreement for additional periods of one year not exceeding a period of ten years . See “Item 5A.1.4 - Agreement for the Upgrade of Our Existing Networks and the Deployment of Fourth Generation Network in Israel”.

Med Nautilus Agreement. We have an agreement with Med Nautilus for the provision of international capacity services through submarine infrastructure, which connects countries bordering the Mediterranean Sea to all major Western European countries and from there to the rest of the world, for a period of 15 years until 2017.

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

A relatively short time after the 2003 Tax Reform, the Israeli Parliament approved on July 25, 2005 an additional income tax reform legislation (the “2006 Tax Reform”) pursuant to the recommendations of a committee appointed by the Israeli Minister of Finance, which incorporated additional fundamental changes to Israeli tax law. The 2006 Tax Reform, inter alia, includes a gradual reduction of income tax rates for both individuals and corporations through 2010, and outlines a path towards uniformity in the taxation of interest, dividend and capital gains derived from securities. The Law for Changing the Tax Burden in Israel (the " Tax Change Law"), which became effective on January 1, 2012, abolished the reduction of income tax rates for corporations and individuals and increased, inter alia, the corporate tax rate and the tax rates on individual's dividend income.

 Various issues related to the above legislations remain unclear in view of the legislative language utilized and the lack of authoritative interpretations at this stage. The analysis below is therefore based on our current understanding of the new legislation.

General Corporate Tax Structure

 Israeli companies are generally subject to corporate tax on their taxable income (including capital gain) at the rate of 24% for the 2011 tax year. Under the Tax Change Law, the reduction in corporate tax rate, that was scheduled to be reduced to 23% in 2012 and ultimately to 18% by 2016, was repealed. Instead, the "Tax Burden Distribution Law" Legislation Amendments (2011) that were published in December 2011, provides that the corporate tax rate will be increased to 25% as of 2012 and thereof.

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

Tax on Capital Gains of Shareholders

•
General. Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of our Shares by some of our shareholders (see discussion below). The Israeli Income Tax Ordinance distinguishes between “Real Gain” and “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the CPI between the date of purchase and the date of sale. As of 2012,  the Real Gain accrued on the sale of our Shares and ADSs is generally taxed at a rate of 25% for corporations (24% in 2011) and a rate of 25%  for individuals (20% in 2011). Additionally, if such individual shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale (i.e. if such individual shareholder holds directly or indirectly, along with others, at least 10% of any means of control in the company), the tax rate will be 30% (25% in 2011).

However, the foregoing tax rates will not apply to (i) dealers in securities; and (ii) shareholders who have acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Inflationary surplus that accrued after December 31, 1993, is exempt from tax.

Generally, a semi-annual detailed return, including a computation of the tax due should be submitted to the Israeli Tax Authorities and a tax advance amounting to the tax liability arising from the capital gain is payable. At the sale of traded securities, the aforementioned detailed return may not be submitted and the tax advance should not be paid, if all tax due was withheld at the source according to applicable provisions of the Israeli Tax Ordinance and regulations promulgated thereunder.

Capital gains are also reportable on annual income tax returns.

•	Taxation of Israeli Residents

The following is a summary of the most significant Israeli capital gains tax implications arising with respect to the sale of our Shares by shareholders who are not engaged in the business of trading in securities.

Individuals

As of January 1, 2012, a shareholder will generally be subject to tax at 25% rate on realized real capital gain (if the shareholder is a Significant Shareholder, as defined above, the tax rate will be 30%). To the extent that the shareholder claims a deduction of financing expenses, the gain will be subject to tax at a rate of 30% (until otherwise stipulated in bylaws that may be published in the future).

Corporations

Shareholders which are corporations will be generally subject to tax at the corporate tax rate on the realized capital gain (25% in 2012, 24% in 2011)

Different taxation rules may apply to shareholders who purchased the Shares prior to January 1, 2009 or prior to the listing on the Tel Aviv Stock Exchange or the Nasdaq Global Market. Such Shareholders should consult with their own tax advisors for the tax consequences upon sale.

•	Taxation of Non-Israeli Residents

As mentioned above, Israeli law generally imposes a capital gains tax on sales of capital assets, including securities and any other direct or indirect rights to capital assets located in Israel. This tax is also applicable to nonresidents of Israel as follows:

Under Israeli law, the capital gain from the sale of shares by non-Israeli residents is tax exempt in Israel as long as our shares are listed on the NASDAQ Global Select Market or any other stock exchange recognized by the Israeli Ministry of Finance (this condition shall not apply to shares purchased on or after January 1, 2009) and provided that certain other conditions are met, the most relevant of which are: (A) the capital gain is not attributed to the foreign resident’s permanent establishment in Israel, (B) the shares were acquired by the foreign resident after the company’s shares had been listed for trading on the foreign exchange, and (C) if the seller is a corporation, less than 25% of its means of control are held by Israeli residents.

In addition, the sale of shares may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty (for example, please refer to the discussion below with respect to the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income).

Different taxation rules may apply to shareholders who purchased their shares prior to the listing on the Tel Aviv Stock Exchange. Such shareholders should consult with their tax advisors for the precise treatment upon sale.

•	Taxation of Investors Engaged in a Business of Trading Securities

Individual and corporate dealers in securities in Israel are taxed at tax rates applicable to business income.

•	Withholding at Source from Capital Gains from Traded Securities

The Purchaser, the Israeli stockbrokers and any financial institution through which the sold securities are held, are obliged, subject to certain exemptions, to withhold tax on the amount of consideration paid with respect to such sale (or on the capital gain realized on the sale, if known) at the rate of 25%.

Dividends

The following Israeli tax consequences shall apply in the event of actual payment of any dividends on the Shares.

As of January 1, 2012, dividends, other than bonus shares (stock dividends), paid to Israeli resident individuals who purchased our Shares will generally be subject to income tax at a rate of 25% for individuals, or 30% if the dividends receipt is a Significant Shareholder (as defined above) at any time during the 12-month period preceding such distribution. Dividends paid to Israeli resident companies will not be included in their tax liability computation.

Non-residents of Israel (both individuals and corporations) are subject to income tax on income accrued or derived from sources in Israel, including dividends from Israeli corporations. The distribution of dividend income, other than bonus shares (stock dividends), to non-residents of Israel will generally be subject to income tax at a rate of 25% (or 30% for a shareholder that is considered a Significant Shareholder (as defined above) at any time during the 12-month period preceding such distribution), unless a lower rate is stipulated by a double tax treaty between the State of Israel and the shareholder’s country of residence.

In the event of actual payment of any dividends on our ordinary shares or ADSs the following withholding rates will be applied: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25% (iii) non-Israeli residents – 25%, subject to a reduced tax rate under an applicable double tax treaty; (iv) Israeli resident individual  who is a Significant Shareholder – 30%; and (v) non -Israeli resident  who is a Significant Shareholder – 30%, subject to a reduced tax rate under an applicable double tax treaty. Nevertheless, if the Shares and ADSs are held through a Nominee Company, as defined in the Israel Securities Act, the withholding tax rate for shareholders under (iv) and (v) above shall be 25% (subject to a reduced tax rate under an applicable double tax treaty for non-Israeli residents).

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

The US Treaty exempts from taxation in Israel any capital gains realized on the sale, exchange or other disposition of Shares (including ADSs) provided that the following cumulative conditions are met: (a) the seller is a resident of the United States for purposes of the US Treaty; (b) the seller owns directly or indirectly, less than 10% of our voting stock at all times during the 12-month period preceding such sale, exchange or other disposition; (c) the seller, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (d) the capital gain from the sale was not generated through a permanent establishment of the seller in Israel.

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

As used herein, the term “US holder” means a beneficial owner of an ordinary share or an ADS who is eligible for benefits as a US resident under the limitation on benefits article of the US Treaty (as defined above in “–Taxation of Residents of the United States under the US Treaty”), and is:

•	a citizen or individual resident of the United States for US federal income tax purposes;

•	a corporation (or an entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to US federal income taxation regardless of its source; or

•	a trust if (A) a US court is able to exercise primary supervision over the trust’s administration and (B) one or more US persons have the authority to control all of the trust’s substantial decisions.

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

For US federal income tax purposes, US holders of ADRs will be treated as owners of the ADSs evidenced by the ADRs and the ordinary shares represented by the ADSs. Furthermore, deposits or withdrawals by a US holder of ordinary shares for ADSs, or of ADSs for ordinary shares, will not be subject to US federal income tax. The statement of US federal income tax law set forth below assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

Sale, Exchange or Other Taxable Disposition

Upon the sale, exchange or other taxable disposition of ordinary shares or ADSs, a US holder generally will recognize capital gain or loss equal to the difference between the US dollar value of the amount realized on the sale, exchange or other taxable disposition and the US holder’s adjusted tax basis, determined in US dollars, in the ordinary shares or ADSs. Any gain or loss recognized upon the sale, exchange or other taxable disposition of the ordinary shares or ADSs will be treated as long-term capital gain or loss if, at the time of the sale, exchange or other d taxable isposition, the holding period of the ordinary shares or ADSs exceeds one year. In the case of individual US holders, capital gains generally are subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses by a US holder is subject to significant limitations. US holders should consult their own tax advisors in this regard.

In general, gain or loss recognized by a US holder on the sale, exchange or other taxable disposition of ordinary shares or ADSs will be US source income or loss for US foreign tax credit purposes. Pursuant to the US Treaty, however, gain from the sale or other taxable disposition of ordinary shares or ADSs by a holder who is a US resident, for US Treaty purposes, and who sells the ordinary shares or ADSs within Israel may be treated as foreign source income for US foreign tax credit purposes.

US holders who hold ordinary shares or ADSs through an Israeli stockbroker or other Israeli intermediary may be subject to an Israeli withholding tax on any capital gains recognized if the US holder does not obtain approval of an exemption from the Israeli Tax Authorities. See-"-Israeli Tax Considerations" above. US holders are advised that any Israeli tax paid under circumstances in which an exemption from such tax was available will not give rise to a deduction or credit for foreign taxes paid for US federal income tax purposes. US holders are advised to consult their Israeli stockbroker or intermediary regarding the procedures for obtaining an exemption.

If a US holder receives NIS upon the sale of ordinary shares, that US holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the ordinary shares and the date the sales proceeds are converted into US dollars.

Passive Foreign Investment Company Rules

A non-US corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), and gains on the disposition of certain minority interests) or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2010. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares, ADSs and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences. These consequences may include having the gains that are realized on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges with respect to certain dividends and gains and on the sale or other disposition of the ordinary shares or ADSs. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above). In addition, if a US holder holds ordinary shares or ADSs in any year in which we are treated as a PFIC, such US holder will be subject to additional tax form filing and reporting requirements (including additional filing requirements under recently-enacted legislation).

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

In addition, certain US holders who are individuals that hold certain foreign financial assets as defined in the Code (which may include ordinary shares or ADSs) are required to report information relating to such assets, subject to certain exceptions.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

11.1        General

We are exposed to market risk, including movements in foreign currency exchange and inflation-indexed interest rates. Where appropriate, we enter into derivative transactions to hedge underlying exposure to foreign currencies and inflation (as measured by the CPI). As a matter of policy, we do not enter into transactions of a speculative or trading nature. Interest rate and foreign exchange exposures are monitored by tracking actual and projected commitments and through the use of sensitivity analysis.

We have liabilities in shekels linked to the CPI and in foreign currencies. The following table provides information derived from the financial statements about these liabilities as of December 31, 2011.

Non-Derivative Instruments

	Fair Value (NIS equivalent in millions, except percentages)	Book Value (NIS equivalent in millions, except percentages)

NIS-denominated debt linked to the CPI (1)

Fixed Notes payable series A due 2012	394	393
Weighted average interest rate payable		4.25%
Long-term fixed Notes payable series B due 2016	475	470
Weighted average interest rate payable		3.4%
Long-term fixed Notes payable series C due 2018	666	678
Weighted average interest rate payable		3.35%
Long-term bank borrowing bearing fixed interest	487	514
Weighted average interest rate payable		2.75%
Long-term bank borrowing bearing fixed interest	504	509
Weighted average interest rate payable		3.42%

NIS-denominated debt not linked to the CPI
Long-term fixed Notes payable series D due 2021	473	540
Weighted average interest rate payable		4.25%
Long-term fixed Notes payable series E due 2017	944	917
Weighted average interest rate payable		5.5%
Long-term bank borrowing bearing variable interest (2)	300	300
Weighted average interest rate payable		4.03%
Long-term bank borrowing bearing variable interest (2)	400	400
Weighted average interest rate payable		4.54%
Long-term bank borrowing bearing fixed interest	470	450
Weighted average interest rate payable		5.70%

Payables-trade (2)	708	708
Weighted average interest rate payable
Debt denominated in foreign currencies (mainly USD) (2)

Payables-trade	205	205
Finance lease (2)	3	3
Weighted average interest rate payable

Total	6,029	6,087

(1)	Amounts due for payment of principal and interest are adjusted according to the CPI. See “Item 5B. Liquidity and Capital Resources”.

(2)	Book value approximates fair value at December 31, 2011.

11.2        Foreign Exchange and Inflation

Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, through December 31, 2011, approximately one quarter of our operating expenses were linked to non-shekel currencies, mainly the US dollar. These expenses related mainly to the acquisition of handsets where the price paid by us is based on various foreign currencies, mainly the US dollar. In addition, a substantial majority of our capital expenditures are incurred in, or linked to, non-shekel currencies, mainly US dollars. See note 7 to our consolidated financial statements for description of the market risks.

Our hedging strategy is to neutralize and mitigate our currency exposures by entering into hedging transactions which convert into shekels the liabilities not denominated in shekels. We do not hold or issue derivative financial instruments for trading purposes. We enter into derivative transactions in order to protect ourselves from changes in foreign currencies exchange rate. These transactions are mainly designated to hedge the cash flows related to payments in respect of purchases of handsets and capital expenditures in foreign currency. However, these contracts do not qualify for hedge accounting under IAS 39.

Our Notes payable series A, B, and C and also bank borrowings in a total principal amount of NIS 2,564 million as of December 31, 2011 are currently in shekels and are linked to the CPI. We may not be permitted to raise our tariffs pursuant to our license in a manner that would fully compensate for any increase in the CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue. In 2011, the CPI effective as of December 31, 2011, increased 2.2%, compared to the CPI effective as of December 31, 2010, causing NIS 77 million in our financial expenses, net, compared to an increase of 2.3% in 2010, which caused NIS 54 million in financial expenses, net. See note 26 to our consolidated financial statements. These expenses were partially offset by hedging contracts (see below).

The following table provides information derived from the financial statements about our outstanding foreign exchange instruments. The notional amount does not necessarily represent amounts exchanged by the parties and, therefore, is not a direct measure of our exposure. See also note 7 to our consolidated financial statements.

Derivative Instruments

	As of December 31, 2011	As of December 31, 2010	Fair Value at December 31, 2011
	(NIS equivalent in millions)
Forward transactions - pay NIS, receive NIS linked to Israeli CPI	-	80	-
Forward transactions - for the exchange of NIS into Dollars	382	334	23
Forward transactions-for the exchange of Euros into Dollars	100	-	1
Embedded derivatives - for the exchange of Dollars into NIS	56	144	(3)

Sensitivity analysis

A change of the CPI as at December 31, 2011 and 2010 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels in millions

December 31, 2010
Increase in the CPI of	2.0%	(40)	(40)
Decrease in the CPI of	(2.0)%	40	40

December 31, 2011
Increase in the CPI of	2.0%	(51)	(51)
Decrease in the CPI of	(2.0)%	51	51

A change of the USD exchange rate as at December 31, 2011 and 2010 would have increased (decreased) equity and profit by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels in millions

December 31, 2010
Increase in the USD of	5.0%	1	1
Decrease in the USD of	(5.0)%	(1)	(1)

December 31, 2011
Increase in the USD of	5.0%	6	6
Decrease in the USD of	(5.0)%	(6)	(6)

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and charges payable by ADR holders

The Bank of New York Mellon served as the depositary for our American Depositary Receipt (“ADR”) program until November 27, 2011, when it was replaced by Citibank (the “Depositary”). Pursuant to the deposit agreement between the Company, the Depositary and owners and holders of ADRs (the “Deposit Agreement”), ADR holders may be required to pay various fees to the Depositary. In particular, the Depositary, under the terms of the Deposit Agreement, may charge the following fees: (i) Issuance Fee:  to any person depositing shares or to whom ADSs are issued upon the deposit of shares, a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) (excluding issuances as a result of distributions described in paragraph (iv) below); (ii) Cancellation Fee: to any person surrendering ADSs for cancellation and withdrawal of deposited securities or to any person to whom deposited securities are delivered, a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) surrendered; (iii) Cash Distribution Fee: to any holder of ADS(s), a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) held for the distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements); (iv) Stock Distribution/Rights Exercise Fee: to any holder of ADS(s), a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) held for (a) stock dividends or other free stock distributions or (b) exercise of rights to purchase additional ADSs; (v) Other Distribution Fee: to any holder of ADS(s), a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) held for the distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares); and (vi) Depositary Services Fee: to any holder of ADS(s), a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.

Owners, beneficial owners, persons depositing shares and persons surrendering ADSs for cancellation and for the purpose of withdrawing deposited securities shall be responsible for the following charges: (a) taxes (including applicable interest and penalties) and other governmental charges; (b) such registration fees as may from time to time be in effect for the registration of shares or other deposited securities on the share register and applicable to transfers of shares or other deposited securities to or from the name of the custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively; (c) such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing or withdrawing shares or owners and beneficial owners of ADSs; (d) the expenses and charges incurred by the Depositary in the conversion of foreign currency; (e) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, deposited securities, ADSs and receipts; and (f) the fees and expenses incurred by the Depositary, the Custodian, or any nominee in connection with the delivery or servicing of deposited securities.

Amounts received from the Depository

In 2011, the Company received from the Bank of New York Mellon a payment on March 17, 2011, in the amount of $525,000 and in 2012 the Company received from Citibank a payment on March 5, 2012, in the amount of $652,800.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011. Disclosure controls and procedures means controls and other procedures designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures in place as of December 31, 2011, were effective.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011.

Our internal control over financial reporting as of December 31, 2011, has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited., as stated in their report which is included under Item 18.

(c) Attestation report of the registered public accounting firm. The attestation report of Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, regarding the Company’s internal control over financial reporting is included under Item 18.

(d) Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Dr. Michael Anghel, Mr. Barry Ben-Zeev and Mr. Arik Steinberg are “audit committee financial experts” as defined in Item 16A of Form 20-F. All the members of the audit committee are “independent directors” as defined in the SEC requirements applicable to us.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to our directors, officers and employees. We have posted a copy of our code of ethics on our website at www.orange.co.il under "Investor Relations-Corporate Governance-Code of Ethics".

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, independent certified public accountants in Israel and a member of Pricewaterhouse Coopers International Limited (“PwC”), have served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2011, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by PwC to Partner in 2010 and 2011.

	2010	2011
	(NIS thousands)	(NIS thousands)

Audit Fees (1)	2,680	3,403
Audit-related Fees (2)	1,122	668
Tax Fees (3)	398	454
TOTAL	4,200	4,525

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

Exhibit No.	Description

>>>>1.1	Articles of Association last updated and approved on October 22, 2009
**1.2	Partner’s Certificate of Incorporation
**1.3	Partner’s Memorandum of Association
**2.(a).1	Form of Share Certificate
^^2.(a).2	Amended and Restated Deposit Agreement Between Partner and the Bank of New York
^^^^2.(a)3	Amended and Restated Deposit Agreement Between Partner and Citibank N.A.
^2.(b).1	Form of Indenture between Partner and the Trust Company of Union Bank Ltd.
>>>>2.(b).2	Trust Deed
>>>>2.(b).3	Amendment no. 1 to the Trust Deed of November 26, 2009
^4.(a).1	Restatement of the Relationship Agreement dated April 20, 2005
>>>>4.(a).1.1	Letter of Undertaking by which Scailex entered into the Restated Relationship Agreement with the Company, October 28, 2009
**4.(a).2
License from the Israeli Ministry of Communications issued April 8, 1998, as amended by the amendments filed with the SEC as exhibits to our annual reports on Form 20-F for each of the years ended December 31, 2000, through December 31, 2010 (the ”Amended License”).

**4.(a).4	License Agreement for use of the Orange Brand in Israel dated September 14, 1998
#4.(a).4.1	Restated Amendment, dated as of January 31, 2012, to the Brand License Agreement dated 14 September 1998
**4.(a).5	Brand Support/Technology Transfer Agreement dated July 18, 1999
**4.(a).6	Agreement with Ericsson Radio Systems AB dated May 28, 1998
#++4.(a).7	Agreement with LM Ericsson Israel Ltd. dated November 25, 2002
**4.(a).9	Lease Agreement with Mivnei Taasia dated July 2, 1998
^^^4.(a).13	Asset Purchase Agreement with Med-1 dated as of January 22, 2006
4.(a).14-57	[reserved]
>4.(a).58	Special License from the Israeli Ministry of Communications for the Provision of Fixed-Line Domestic Transmission and Data Communications Services issued August 14, 2006.
>4.(a).59	Amendment No. 1 to Special License for the Provision of Fixed-Line Domestic Transmission and Data Communications Services issued September 10, 2006.
>4.(a).60
Exclusive General License from the Israeli Ministry of Communication for the Provision of Domestic Fixed Line Telecommunications Services issued January, 15 2007 as amended by the amendments filed with the SEC as exhibits to our annual reports on Form 20-F for each of the years ended December 31, 2006, through December 31, 2009 (the ”Amended Domestic Fixed Line License”).

#+++4.(a).65	Purchase Agreement with Nortel Networks Israel (Sales and Marketing) Ltd. dated November 12, 2003.
#>>4.(a).67	Swap Agreement with LM Ericsson Israel Ltd. dated December 20, 2007
#4.(a).68 #>>>>4.(a).69 #4.(a).70 #4.(a).71	[reserved] Facility Agreement dated November 24, 2009 [reserved] [reserved]
>>>>>4.(a) 72	012 Smile Share Purchase Agreement
>>>>>4.(a) 73	English translation of the original Hebrew language 012 Smile Credit Facility, dated January 31, 2010
4.(a).74	Amendment No. 58 to our License from the Israeli Ministry of Communications
4.(a).75	Amendment No. 59 to our License from the Israeli Ministry of Communications
4.(a).76	Amendment No. 60 to our License from the Israeli Ministry of Communications
4.(a).77	Amendment No. 61 to our License from the Israeli Ministry of Communications
4.(a).78	Amendment No. 62 to our License from the Israeli Ministry of Communications
#>>>>4.(b).1 >>>>4.(b).2	Addendum to Lease Agreements from November 1, 2002 and Lease Agreements in Beit Ofek Registration Rights Agreement with Scailex
6.	See note 2x to our consolidated financial statements for information explaining how earnings (loss) per share information was calculated.
>>8.	List of Subsidiaries (see “Item 4C – Organizational Structure”).
10.1	Consent of Giza Singer Even Ltd.
12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**	Incorporated by reference to our registration statement on Form F-1 (No. 333-10992).
++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002.
+++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003.
^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004.
^^	Incorporated by reference to our registration statement on Form F-6 (No. 333-132680).
^^^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005.
^^^^	Incorporated by reference to our registration statement on Form F-6 (No. 333-177621).
>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2006.
>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2007.
>>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2009.
>>>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2010.
#	Confidential treatment requested.

Confidential material has been redacted and has been separately filed with the Securities and Exchange

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Partner Communications Company Ltd.

By: /s/ Haim Romano

Chief Executive Officer

March 22, 2012

By: /s/ Ziv Leitman

Chief Financial Officer

March 22, 2012

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2011 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2011 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in millions.

Report of Independent Registered Public Accounting Firm

To the Shareholders of

PARTNER COMMUNICATIONS COMPANY LTD.

We have completed integrated audits of Partner Communications Company Ltd.’s ("the Company" or "Partner") consolidated financial statements and of its internal control over financial reporting as of December 31, 2011, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our integrated audits, are presented below.

Consolidated financial statements

We have audited the consolidated statement of financial position of Partner as of December 31, 2011 and 2010, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our integrated audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Partner as of December 31, 2011 and 2010, and the results of its operations, of changes in equity and of its cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over its financial reporting as of December 31, 2011, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Tel-Aviv, Israel	Kesselman & Kesselman
March 21, 2012	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2a)
		December 31,
		2010	2011	2011
	Note	In millions
CURRENT ASSETS
Cash and cash equivalents		321	532	139
Trade receivables	8	1,331	1,518	397
Other receivables and prepaid expenses	9	71	41	11
Deferred expenses – right of use	14		19	5
Inventories	10	101	162	43
Income tax receivable			12	3
Derivative financial instruments	7	6	24	6
		1,830	2,308	604
NON CURRENT ASSETS
Trade Receivables	8	632	856	224
Deferred expenses – right of use	14		142	37
Assets held for employee rights upon retirement, net	19		3	1
Advance payment in respect of the acquisition of 012 smile	5	30
Property and equipment	11	2,058	2,051	537
Licenses and other intangible assets	12	1,077	1,290	338
Goodwill	12(c),5		407	107
Deferred income tax asset	27		30	8
		3,797	4,779	1,252

TOTAL ASSETS		5,627	7,087	1,856

The financial statements were authorized for issue by the board of directors on March 21, 2012.

Haim Romano	Ziv Leitman	Barry Ben-Zeev (Woolfson)
Chief Executive Officer	Chief Financial Officer	Director

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2a)
		December 31,
		2010	2011	2011
	Note	In millions
CURRENT LIABILITIES
Current maturities of notes payable and other liabilities and current borrowings	16,17,18	628	498	130
Trade payables		771	913	239
Parent group - trade	28	72	142	37
Other payables	13	264	216	57
Deferred revenue		51	52	14
Provisions	15	26	65	17
Derivative financial instruments	7	3	3	1
Income tax payable		11
		1,826	1,889	495

NON CURRENT LIABILITIES
Notes payable	17	1,836	2,605	682
Bank borrowings	16	1,252	2,068	541
Liability for employee rights upon retirement, net	19	54	48	13
Dismantling and restoring sites obligation	15	23	25	7
Other non-current liabilities	18	8	10	2
Deferred tax liability	27	2	17	4
		3,175	4,773	1,249

TOTAL LIABILITIES		5,001	6,662	1,744

EQUITY	23
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2010 and 2011 - 235,000,000 shares; issued and outstanding -		2	2	1
December 31, 2010 – *155,249,176 shares
December 31, 2011 – *155,645,708 shares
Capital surplus		1,099	1,100	288
Accumulated deficit		(124)	(326)	(85)
Treasury shares, at cost - December 31, 2010 and 2011 - 4,467,990 shares		(351)	(351)	(92)
TOTAL EQUITY		626	425	112
TOTAL LIABILITIES AND EQUITY		5,627	7,087	1,856

  * Net of treasury shares

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF INCOME

					Convenience
					translation
					Into U.S. Dollars
		New Israeli Shekels			(note 2a)
		Year ended December 31
		2009	2010	2011	2011
	Note	In millions (except earnings per share)
Revenues, net	6	6,079	6,674	6,998	1,831
Cost of revenues	6, 12, 24	3,770	4,093	4,978	1,303
Gross profit		2,309	2,581	2,020	528

Selling and marketing expenses	24, 12	387	479	711	186
General and administrative expenses	24	290	306	291	76
Impairment of goodwill	12(c)			87	23
Other income, net	25	69	64	105	28
Operating profit		1,701	1,860	1,036	271
Finance income	26	28	28	39	10
Finance expenses	26	204	209	333	87
Finance costs, net	26	176	181	294	77
Profit before income tax		1,525	1,679	742	194
Income tax expenses	27	384	436	299	78
Profit for the year		1,141	1,243	443	116

Earnings per share
Basic		7.42	8.03	2.85	0.75
Diluted	29	7.37	7.95	2.84	0.74

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2a)
		Year ended December 31
		2009	2010	2011	2011
	Note	In millions
Profit for the year		1,141	1,243	443	116
Other comprehensive income (losses):
Actuarial gains (losses) on defined benefit plan	19	16	(8)	(21)	(5)
Income taxes relating to actuarial gains (losses) on defined benefit plan	27	(4)	2	5	1
Other comprehensive income (losses) for the year, net of income taxes		12	(6)	(16)	(4)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		1,153	1,237	427	112

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Share capital
		Number of		Capital	Accumulated	Treasury
		Shares**	Amount	surplus	deficit	shares	Total
	Note		I n m i l l i o n s
New Israeli Shekels:
BALANCE AT JANUARY 1, 2009		153,419,394	2	2,446	(365)	(351)	1,732

CHANGES DURING THE YEAR ENDED DECEMBER 31,2009
Total comprehensive income for the year					1,153		1,153
Exercise of options granted to employees		1,020,742	*	37			37
Employee share-based compensation expenses					22		22
Dividend	23				(982)		(982)
BALANCE AT DECEMBER 31, 2009		154,440,136	2	2,483	(172)	(351)	1,962

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2010
Total comprehensive income for the year					1,237		1,237
Exercise of options granted to employees		809,040	*	16			16
Employee share-based compensation expenses					23		23
Capital reduction (see note 23(d))				(1,400)			(1,400)
Dividend	23				(1,212)		(1,212)
BALANCE AT DECEMBER 31, 2010		155,249,176	2	1,099	(124)	(351)	626

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2011
Total comprehensive income for the year					427		427
Exercise of options granted to employees	23	396,532	*	1			1
Employee share-based compensation expenses					19		19
Dividend	23				(648)		(648)
BALANCE AT DECEMBER 31, 2011		155,645,708	2	1,100	(326)	(351)	425

Convenience translation into U.S. Dollars (note 2a):
BALANCE AT JANUARY 1, 2011		155,249,176	1	288	(32)	(92)	165
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2011
Total comprehensive income for the year					112		112
Exercise of options granted to employees	23	396,532	*	*			*
Employee share-based compensation expenses					5		5
Dividend					(170)		(170)
BALANCE AT DECEMBER 31, 2011		155,645,708	1	288	(85)	(92)	112

*   Representing an amount less than 1 million.
** Net of treasury shares.

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2a)
		Year ended December 31
		2009	2010	2011	2011
	Note	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix A)		2,092	2,384	1,881	491
Income tax paid	27	(339)	(426)	(311)	(81)
Net cash provided by operating activities		1,753	1,958	1,570	410

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	11	(526)	(361)	(349)	(91)
Acquisition of intangible assets	12	(231)	(105)	(155)	(41)
Advance payment in respect of the acquisition of 012 Smile			(30)
Acquisition of 012 smile, net of cash acquired of NIS 23 million (Appendix B)				(597)	(156)
Interest received	26	1	5	12	3
Proceeds from sale of property and equipment				3	1
Proceeds from derivative financial instruments, net	7	24	5	1	*
Net cash used in investing activities		(732)	(486)	(1,085)	(284)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees		37	16	1	*
Non-current bank borrowings received	16	300	1,000	900	236
Proceeds from issuance of notes payable, net of issuance costs	17	446	990	1,136	297
Dividend paid	23	(986)	(1,209)	(659)	(172)
Capital reduction (see note 23(d))			(1,400)
Repayment of finance lease		(7)	(3)	(4)	(1)
Interest paid	26	(89)	(118)	(235)	(62)
Repayment of current borrowings	16	(20)		(128)	(33)
Repayment of non-current bank borrowings	16			(699)	(183)
Repayment of notes payable	17	(557)	(756)	(586)	(153)
Net cash used in financing activities		(876)	(1,480)	(274)	(71)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		145	(8)	211	55

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		184	329	321	84

CASH AND CASH EQUIVALENTS AT END OF YEAR		329	321	532	139

* Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

(Continued) - 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A– Cash generated from operations and supplemental information

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2a)
		Year ended December 31,
		2009	2010	2011	2011
	Note	In millions

Cash generated from operations:
Profit for the year		1,141	1,243	443	116

Adjustments for:
Depreciation and amortization	11, 12	577	669	743	194
Amortization of deferred expenses- Right of use	14			29	7
Impairment of deferred expenses- Right of use	14, 12(b)			148	38
Impairment of goodwill	12(c)			87	23
Impairment of intangible assets	12		16	114	30
Employee share based compensation expenses	23	22	23	19	5
Liability for employee rights upon retirement, net	19	1	8	(26)	(7)
Finance costs, net	26	84	53	71	19
Gain (loss) from change in fair value of derivative financial instruments	7	(18)	6	(19)	(5)
Interest paid	26	89	118	235	62
Interest received	26	(1)	(5)	(12)	(3)
Deferred income taxes	27	63	18	2	1
Income tax paid	27	339	426	311	81
Capital loss from property and equipment	11	3	3	2	1
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	8	(229)	(214)	(190)	(50)
Other		2	(40)	44	11
Increase (decrease) in accounts payable and accruals:
Parent group - trade	28	(17)	38	70	18
Trade		43	(40)	(37)	(10)
Other payables	13	6	27	(91)	(24)
Provisions	15	34	(8)	36	9
Deferred revenue		8	(5)	*	*
Increase in deferred expenses - Right of use	14			(27)	(7)
Current income tax liability	27	(22)	(9)	(13)	(3)
Decrease (increase) in inventories	10	(33)	57	(58)	(15)
Cash generated from operations:		2,092	2,384	1,881	491

* Representing an amount less than 1 million.

Supplementary information

At December 31, 2009, 2010 and 2011, trade payables include NIS 179 million, NIS 220 million and NIS 217 million, respectively, in respect of acquisition of intangible assets and property and equipment.

At December 31, 2009, 2010 and 2011, tax withholding related to dividend of approximately NIS 14 million, NIS 17 million and NIS 6 million, respectively is outstanding, see also note 23(c).

These balances are recognized in the cash flow statements upon payment.

The accompanying notes are an integral part of the financial statements.

(Concluded) - 3

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix B – Acquisition of 012 Smile

On March 3, 2011, the Company acquired 012 Smile. The fair values of assets acquired and liabilities assumed were as follows (see also note 5):

NIS in millions
Current assets	295
Deferred expenses – right of use	282
Property and equipment	159
Intangible assets	408
Goodwill	494
Other non-current assets	21
Short term bank borrowings and current maturities of long-term borrowings	(201)
Accounts payables and provisions	(229)
Long term bank borrowings	(579)
650
Less: Advance payment in respect of the acquisition of 012 Smile	(30)
Less: cash acquired	(23)
Net cash used in the acquisition of 012 Smile	597

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

a.	Reporting entity

Partner Communications Company Ltd. ("the Company", "Partner") is a leading Israeli provider of telecommunications services under the orange™ brand. The address of the Company's Principal Executive Offices is 8 Amal Street, Afeq Industrial Park, Rosh-Ha'ayin 48103, Israel.

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange ("TASE") under the symbol "PTNR". American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, are quoted on the NASDAQ Global Select Market™, under the symbol "PTNR". See also note 23 (a).

The ultimate holding company is Suny Electronics Ltd., since it is the parent company of Scailex Corporation Ltd, which is the Company's parent company as of October 28, 2009 ("Scailex", "Parent group"). Prior to that date the Company's parent company was Hutchison Telecommunications International Limited ("Hutchison Telecom") through Advent Investments Pte Ltd.

On March 3, 2011, the Company completed the acquisition of 012 Smile Telecom Ltd. ("012 Smile"), from Merhav-Ampal Energy Ltd. 012 Smile provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using Voice Over Boradband ("VOB")) under the 012 Smile brand. See also note 5.

These consolidated financial statements of the Company as at December 31, 2011, are comprised of the Company and its subsidiaries and partnerships (the "Group"). See list of subsidiaries and partnerships and principles of consolidation in note 2 (c).

b.	Operating segments

The Group provides telecommunications services in the following two segments (see note 6):

(1)	Cellular communication services: airtime and content;

Content services include mainly voice mail, text and multimedia messaging, as well as downloadable wireless data applications, including ring tones, music, games, and other informational content. Generally, these enhanced features and data application generate additional service revenues through monthly subscription fees of increased usage utilization of the features and applications. Other optional services, such as equipment extended warranty plans are also provided for a monthly fee and are either sold separately or included in rate plan packages.

(2)
Fixed-line communication services, that include: (1) Internet services ("ISP") that provides access to the internet as well as home WiFi networks, including Value Added Services ("VAS") such as anti-virus and anti-spam filtering; (2) Transmission services; (3) fixed-line voice communication services provided through Voice Over Broadband ("VOB") and Primary Rate Interface ("PRI"); (4) International Long Distance services ("ILD"): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services.

The cellular segment and the fixed-line segment also include operations of equipment selling: mainly handsets, phones, modems, datacards, domestic routers, and related equipment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

c.	Cellular segment licenses

The Company operates under a license granted by the Israeli Ministry of Communications ("MOC") to operate a cellular telephone network. The license is valid through 2022. The Company is entitled to request an extension of the license for an additional period of six years and then renewal for one or more additional six year periods. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator. Under the terms of the license, the Company provided a bank guarantee in NIS equivalent of USD 10 million to the State of Israel to secure the Company's adherence to the terms of the license.

The license authorizes the Company to provide mobile telephone services within the State of Israel as well as offer roaming services outside the State of Israel. In May 2000, the Company was also granted a license from the Israeli Civil Administration, to provide mobile services to the Israeli populated areas in the West Bank. The license is effective until April 7, 2013. The Company believes that it will be able to receive an extension to this license upon request. The Company provided a bank guarantee in NIS equivalent of USD 0.5 million to the State of Israel to secure the Company's adherence to the terms of the license.

See note 2 (g) (1) for the accounting policy in respect of the Group's licenses.

d.	Fixed-line segment licenses

ISP licenses:

In March 2001, the Company received a special license granted by the MOC, allowing the Company through its own facilities to provide internet access to land-line network customers: Internet Service Provider (ISP). The license was renewed in April 2008 and is valid until April 2013. The Company believes that it will be able to receive an extension to this license upon request.

012 Smile also holds an ISP license to supply internet access and Wi-Fi services which is valid until December 2014. The license may be extended for various periods. The Group believes that it will be able to receive an extension to this license upon request.

ILD license:

012 Smile also holds a license for the provision of International Long Distance services (ILD). The license is valid until December 2030, with possible extensions for one or more successive periods of ten years.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

d.	Fixed-line segment licenses(continued)

Land-line and VOB and DFL licenses:

Partner Land-line Communication Solutions - Limited Partnership, which is fully owned by the Company, holds a license for the provision of domestic land-line telecommunications services including the right to offer VOB services using the infrastructure of Bezeq The Israel Telecommunication corp. Ltd and HOT- Telecommunication Systems Ltd (leading fixed communication infrastructure services providers in Israel) to access customers and to provide them with land-line telephony service and the provision of transmission and data communications services that were previously provided for under a transmission license that was granted in July 2006.

The license expires in 20 years but may be extended by the MOC for successive periods of 10 years provided that the licensee has complied with the terms of the license and has acted consistently for the enhancement of telecom services. The Company deposited a bank guarantee in the amount of NIS 10 million with the MOC upon receiving the license which shall be used to secure the Company's obligations under the License. In addition it holds a domestic land-line license to provide land-line services to the Israeli populated areas in the West Bank. The last license is effective until March 2019.

012 Telecom Ltd., which is a wholly-owned subsidiary of 012 Smile, holds a license for the provision of stationary domestic telecommunication services including provision of domestic telecommunication services using VOB technology.

The license was granted for a period of 20 years. At the end of the license period, the MOC may extend the license for one or more successive periods of ten years.

Endpoint Network Services licenses:

The Company holds a special license granted by the MOC allowing it to provide certain telecom services, including providing and installing equipment and cabling, representing the subscriber with local fixed operators, and establishing and operating control facilities within a subscriber’s premises. The license is valid until February 2017.

012 Smile received a license to supply, install, operate and maintain all types of endpoint network equipment, including central switchboards, telephone cables, connection closets, etc. The license is valid until December 2014 and may be extended for various periods. The Group believes that it will be able to receive an extension to this license upon request.

012 Smile provided the State of Israel with an unconditional bank guarantee of NIS 23 million to ensure compliance with the provisions of the VoB and DFL license and the international telecommunications services license. The guarantee will be in effect for a period ending two years after the end of the licenses period, or until the date on which the Company fulfills all of its obligations under the licenses.

See note 2 (g) (1) for the accounting policy in respect of the Group's licenses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

e.	Main recent regulatory developments

(1)	Reduction of interconnect tariffs to be paid to cellular operators

In September 2010, the interconnect tariffs payable to Israeli cellular operators by other Israeli telecommunications operators were changed as follows:

•
the maximum interconnect tariff payable by a telecommunications operator to a cellular operator for the completion of a call on its cellular network was reduced from the previous tariff of NIS 0.251 per minute to NIS 0.0687 per minute effective January 1, 2011; to NIS 0.0634 per minute effective January 1, 2012; to 0.0591 per minute effective January 1, 2013; and to NIS 0.0555 per minute effective January 1, 2014; and

•
the maximum interconnect tariff payable by a telecommunications operator to a cellular operator for sending an SMS message to its cellular network was reduced from the then current tariff of NIS 0.0285 to NIS 0.0016 effective January 1, 2011; to NIS 0.0015 effective January 1, 2012; to NIS 0.0014 effective January 1, 2013; and to NIS 0.0013 effective January 1, 2014.

The tariffs do not include VAT and are to be updated annually on January 1 of each year starting January 1, 2011 as follows: linked to the CPI, using the average annual CPI for the year 2009 (as defined by the Israeli Central Bureau of Statistics) as the basic CPI. Accordingly the CPI-adjusted tariff per minute effective January 1, 2011 is NIS 0.0728, and effective January 1, 2012 is NIS 0.0690; and the CPI-adjusted tariff for sending SMS message effective January 1, 2011 is NIS 0.0017, and effective January 1, 2012 is NIS 0.0016. The tariffs will also be increased by the percentage of royalties payable to the MOC by the operator.

On June 6, 2011, the Company's petition in respect of the above, filed on November 14, 2010 with the Supreme Court of Justice against the Ministry of Communications' decision to reduce interconnect tariffs, was dismissed with prejudice with the Company's consent.

(2)	New operators

The MOC granted MVNO licenses to a number of companies which are expected to increase competition in the market. These operators are expected to launch their operations during 2012 while one operator began operating in December 2011. Two of the Group's competitors have signed agreements with MVNOs to offer access to their network structure. In December 2011, the Group signed an agreement with Alon Cellular ltd. for the use of the Group's network as an MVNO.

In September 2010, the MOC published a UMTS frequencies allocation tender offer in the 2100 Mhz spectrum for two additional cellular operators. As a result, the UMTS frequencies were ultimately awarded to MIRS (whose license was amended accordingly) and Golan Telecom Ltd., that was granted a license in December 2011.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

e.	Main recent regulatory developments (continued)

(3)	Termination of structural separation period

In February 2011, the regulations prohibiting cellular operators from providing international services and prohibiting a cellular operator from having significant influence over an international landline operator were amended to allow cellular operators to have significant influence over an international landline operator upon the earlier of the following: December 31, 2012, or publication of a notification by the Director General of the Ministry of Communications with respect to one of the following (1) an MVNO has begun to operate; (2) an international operator can begin to operate as an MVNO. In addition, the Ministry of Communications may allow a cellular operator to have significant influence over an international landline operator before these conditions are met, provided that “structural separation” is maintained between the long distance operations and the cellular operator’s business. In December 2011, the Ministry of Communications formally announced that an MVNO had begun to operate, hence the "structural separation" ceased.

Following, on December 25, 2011 the Group announced a change in the organizational structure, in which the infrastructure and headquarters parallel activities of Partner and 012 Smile will be merged and integrated. As part of the integration strategy between Partner and 012 Smile, along with maintaining separate segments (cellular and fixed-line), the headquarter services of the group, including human resources, finance, legal, procurement and logistics, will be integrated and will be provided jointly under an integrated management.

The fixed-line segment operations (see note 1(b)(2)) were united under the responsibility of one senior officer.

(4)	Consumer protection regulations

As part of an amendment to the Telecommunications Law, effective February 2011, customers with commitment agreements for no more than 100 cellular telephone lines that terminate a commitment agreement during the commitment period may not be charged a penalty that exceeds 8% of the subscriber's average monthly bill for operator’s services until termination, multiplied by the balance of the remaining number of months in the commitment period. For commitment agreements signed prior to February 1, 2011, these new provisions will apply to subscribers with no more than 50 cellular telephone lines.

 In August 2011, an additional amendment to the Telecommunications Law was enacted with respect to exit fees charged from subscribers of various other telecommunications operators: cable and satellite, internet, fixed line telephony and international telephony. According to the amendment, new subscribers may not be charged exit fees while existing subscribers with average monthly bills lower than NIS 5000, may be charged exit fees of no more than 8% of the subscriber's average monthly bill for operator’s services until termination, multiplied by the balance of the remaining number of months in the commitment period.

As a result, the Company recorded an impairment of subscriber acquisition costs, see note 2(j) and 2(g)(5) and 12(2).

(5)	Increase in future corporate tax rate: see note 27.

(6)	Royalty payments: see note 20.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the financial statements

(1)	Statement of compliance

The consolidated financial statements of the Company as of December 31, 2011 ("the financial statements") have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The principle accounting policies set out below have been consistently applied to all periods presented unless otherwise stated.

(2)	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates, and requires management to exercise its judgment in the process of applying the Group's accounting policies. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

a.	Basis of preparation of the financial statements (continued)

(3)	Basis of measurement

The consolidated financial statements have been prepared on the basis of historical cost convention except for the following assets and liabilities:

(a)	Derivative financial instruments are measured and presented at their fair values through profit or loss.

(b)	Property and equipment were revalued to the fair value on the transition date to IFRS as deemed cost, see note 2(f).

(c)	Assets held and liability for employee rights upon retirement, net, is valued based on the present value of the defined benefit obligation less fair value of the plan assets, see note 19.

(d)
Until December 31, 2003 the Israeli economy was considered hyperinflational according to IFRS, therefore the value of non-monetary assets, licenses and equity items have been adjusted for changes in the general purchasing power of the Israeli currency – NIS, based upon changes in the Israeli Consumer Price Index ("CPI") until December 31, 2003.

(e)
Identifiable assets acquired and liabilities and contingent liabilities assumed upon the business combination of acquiring 012 Smile were initially recognized at fair value as of the acquisition date March 3, 2011.

(f)	Goodwill is initially measured as the excess of the aggregate of the consideration transferred over the net fair value of identifiable assets acquired, liabilities and contingent liabilities assumed.

(4)	Convenience translation into U.S. Dollars (USD or $)

The NIS figures at December 31, 2011 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2011    (USD 1 = NIS 3.821). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

b.	Foreign currency translations

(1)	Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the Company and its subsidiaries and partnerships operate (the "functional currency"). The consolidated financial statements are measured and presented in New Israeli Shekels ("NIS"), which is the Group's functional and presentation currency. The amounts presented in NIS millions are rounded to the nearest NIS million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Foreign currency translations (continued)

(2)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

c.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and partnerships.

Subsidiaries and partnerships are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than half of the voting rights. Subsidiaries and partnerships are fully consolidated from the date on which control is transferred to the Company.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, and the liabilities incurred to the former owners of the acquiree. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition- related costs are expensed as incurred.

Inter-company transactions, balances, income and expenses on transactions between group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognised in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

List of wholly owned Subsidiaries and partnerships:

012 Smile Telecom ltd.
012 Telecom ltd.
012 Global, inc.
Partner Land-Line Communication Solutions - Limited Partnership
Partner Future Communications 2000 Limited ("PFC")
Partner Business Communications Solution - Limited Partnership
Partner Net Limited

d.	Operating Segments

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (regarded as Chief Operation Decision-Maker, CODM) who is responsible for allocating resources and assessing performance of the operating segments. The segments identified are:  (1) cellular business and; (2) fixed line business. See also note 6.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

e.	Inventories

Inventories of cellular handsets and fixed telephones, related accessories, spare parts, ISP modems and related equipment are stated at the lower of cost or net realizable value. Cost is determined on the "first-in, first-out" basis. The Group determines its allowance for inventory obsolescence and slow moving inventory, based upon expected inventory turnover, inventory ageing and current and future expectations with respect to product offerings.

f.	Property and equipment

On January 1, 2008, the transition date to IFRS, the Company adopted an exemption provided in IFRS1 allowing the measurement of the Company's property and equipment as of the transition date to IFRS at fair value, and to use this value as its deemed cost as of that date. The deemed cost was based upon an appraisal, performed by management with the assistance of independent appraisers.

Subsequent purchases of property and equipment are initially stated at cost.

Property and equipment assets that were acquired in a business combination were recognized at fair value as of the acquisition date (See note 5).

Costs are included in the assets' carrying amounts or recognized as separate assets, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance that do not meet the above criteria are charged to the statement of income during the financial period in which they are incurred.

Costs include expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Changes in the obligation to dismantle and remove assets on sites and to restore the sites on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any balance is recognized immediately in profit or loss, See (r) below.

Property and equipment is presented less accumulated depreciation, and accumulated impairment losses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Property and equipment (continued)

Depreciation is calculated using the straight-line method over the estimated useful economic lives of the assets, as follows:

years
Communications network:
Physical layer and infrastructure	10 - 25 (mainly 15, 10)
Other Communication network	3 - 15 (mainly 5, 10, 15)

Computers, software and hardware for
information systems	3-10 (mainly 3-5)
Office furniture and equipment	7-15
Optic fibers and related assets	7-25 (mainly 20)
Property	25

Leasehold improvements are depreciated by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful economic life (5-10 years) of the improvements, whichever is shorter.

On October 25, 2010 the Company signed an agreement with LM Ericsson Israel Ltd. ("Ericsson") for the upgrade of its existing networks and the deployment of a fourth generation network in Israel (the "Agreement"). The Agreement includes the upgrade, replacement and the expansion of certain parts of the Company's existing cellular and fixed line networks and the maintenance of the networks, including enhancement of the Company's abilities with respect to the cellular and fixed line ISP services it provides. The commercial operation of the fourth generation network by the Company is subject to the allocation of the relevant frequencies by the Ministry of Communications. The term of the Agreement is until December 31, 2014, whereas the replacement of the Company's switches and radio equipment is scheduled to be carried out by the end of the year 2013.  The total net amount, following all discounts and settlements, some of which are conditional, that the Company will be required to pay, in quarterly installments throughout the term of the Agreement, for the capital expenditure and maintenance services is approximately USD 100 million (approximately NIS 360(*) million). The Company allocates the net amount between capital expenditures and maintenance based on their relative fair values. The amount relating to support and maintenance is approximately USD 12 million (approximately NIS 43(*) million). The transaction resulted in accelerated depreciation of the replaced equipment, throughout the replacement period, whereas the main impact of the accelerated depreciation occurred during 2011. The Company recorded a depreciation acceleration of NIS 16 million in the fourth quarter of 2010, and of NIS 67 million in 2011. As of December 31, 2011, the depreciated cost of the assets is approximately NIS 30 million.
(*) The transaction is denominated in USD and translated above into NIS using the exchange rate as of the transaction date October 25, 2010 (1 USD = 3.599 NIS).

The assets' useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. Accordingly, the Company adjusted the useful lives of some assets. The effect of such adjustment on the statement of income for 2011 was immaterial.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see (j) below).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Licenses and other intangible assets

(1)	Licenses:

(a)
The licenses to operate a cellular communication services are recognized at cost, adjusted for changes in the CPI until December 31, 2003 (See a (3)(d) above), and are amortized using the straight line method over their contractual period –the period ending in 2022. Borrowing costs which served to finance the license fee - incurred until the commencement of utilization of the license - were capitalized to cost of the license.

(b)	The Company's license for providing fixed-line telephone services is stated at cost and is amortized by the straight-line method over the contractual period of 20 years, starting in 2007.

(c)
012 Smile and its subsidiaries have been granted various licenses from the Ministry of Communications for the provision of communication services. The licenses to operate international telephony services and local telephony services, are recognized at fair value in a business combination as of the acquisition date of 012 Smile (see note 5), and are amortized using the straight line method over their remaining contractual period: License for international telecommunications services until 2030, and the VOB and DFL license until 2025.

The amortization periods exclude any possible future extensions. The amortization expenses are included in the cost of revenues. The other licenses of the Group were received with no significant costs. See description of the licenses in note 1(c).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Licenses and other intangible assets (continued)

(2)	Computer software:

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and to bring to use the specified software.

Computer software systems were acquired in a business combination and were recognized at fair value as of the acquisition date of 012 Smile (See note 5)

Costs associated with maintaining computer software are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met: (a) it is technically feasible to complete the software product so that it will be available for use; (b) management intends to complete the software product and use it; (c) there is an ability to use the software product; (d) it can be demonstrated how the software product will generate probable future economic benefits; (e) adequate technical, financial and other resources to complete the development and to use the software product are available; and (f) the expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs that are capitalized as part of software products include the software development employee costs. Other development expenditures that do not meet these criteria are recognized as an expenses as incurred.

Computer software costs are amortized over their estimated useful lives (3 to 7 years) using the straight-line method.

(3)	Customer relationships:

The Company has recognized as intangible assets the following customer relationships that were acquired in business combinations and recognized at fair value as of the acquisition date:

•	customer relationships with carriers and customer relationships with business customers were acquired in a business combination in 2006,
•	customer relationships as of the acquisition date of 012 Smile on March 3, 2011. (See note 5)

Customer relationships are amortized to selling and marketing expenses over their estimated useful economic lives (5 to 10 years) based on the straight line method.

(4)	Trade name:

Trade name is acquired in a business combination and was recognized at fair value in a business combination as of the acquisition date of 012 Smile (See note 5). The trade name is subsequently measured at amortized cost. The trade name is amortized to selling and marketing expenses over its estimated useful economic life (12 years) based on the straight line method.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Licenses and other intangible assets (continued)

(5)	Subscriber Acquisition and Retention Costs (SARC):

Costs to acquire or retain postpaid mobile telecommunication subscribers, and costs to acquire ISP and VOB subscribers, pursuant to a contract with a commitment period and early termination penalties, are capitalized to intangible assets according to IAS 38, if (1) such assets are identifiable and controlled; (2) it is probable that future economic benefits will flow from the subscribers to the Group; and (3) such costs can be measured reliably. If costs do not meet the aforementioned criteria they are recognized immediately as expenses.

The cost of the subsidized handset less the subscriber's payment towards the handset, and sales commissions, are included in the subscriber acquisition and retention costs (see also (s)(2) below). The capitalized costs are amortized over their expected useful economic life which is not longer than their minimum enforceable period, which is generally a period of 18 months, using the straight-line method.

Capitalized ISP and VOB subscriber acquisition costs (mainly sales commissions) are amortized over their expected useful economic life which is not longer than their minimum enforceable period, which is generally a period of 18 or 36 months, using the straight-line method amortization.

In the event that a subscriber churns off the network or the arrangement is canceled within the period, any unamortized subscriber acquisition or retention costs are written off in the period in which the subscriber churns. The amortization expenses are included in the cost of revenues. See also note 2(j) in respect of impairments of SARC assets recorded.

h.	Right of use (ROU) of international fiber optic cables

Right of use (ROU) of international fiber optic cables (see note 14) was acquired in a business combination and was recognized at fair value as of the acquisition of 012 Smile (see note 5), subsequent additions are recognized at cost. The ROU is presented as deferred expenses (current and non-current) and is amortized on a straight line basis over a period beginning each acquisition of additional ROU in the framework and until 2027 (including expected extension periods). See also notes 20(5), 12(b)(2).

i.	Goodwill

Goodwill acquired in a business combination (see note 5) and represents the excess of the consideration transferred over the net fair value of the identifiable assets acquired, and identifiable liabilities and contingent liabilities assumed. The goodwill has an indefinite useful economic life and is not subject to amortization; rather is measured at cost less accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to each of the Cash Generating Units ("CGUs"), or group of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity which the goodwill is monitored for internal management purposes.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

i.	Goodwill (continued)

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment loss would be recognized for the amount by which the carrying amount of goodwill exceeded its recoverable amount. The recoverable amount is the higher of value-in-use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

See note 12(c) in respect of impairment charges recorded.

j.	Impairment of non-financial assets with finite useful economic lives

Assets that are subject to depreciation and amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indications exist an impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value-in-use. Value-in-use is determined by discounting expected future cash flows using a pre-tax discount rate. For the purposes of assessing impairment, assets are grouped to at the lowest levels for which there are separately identifiable cash flows (cash-generating units (CGUs)).

When an impairment loss subsequently reverses due to favorable changes in circumstances, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, not exceeding the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU). A reversal of an impairment loss is recognized immediately in the statement of income.

See note 12 in respect of impairment charges recorded.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Financial instruments

The Group classifies its financial instruments in the following categories: (1) at fair value through profit or loss, (2) loans and receivables, and (3) liabilities at amortized cost. The classification depends on the purpose for which the financial instruments were acquired or assumed. Management determines the classification of its financial instruments at initial recognition.

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

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for arrangements longer than 12 months after the end of the reporting period, which are classified as non-current assets. Loans and receivables are recognized initially at fair value and subsequently measured at amortized costs using the effective interest method, less any impairment loss. The Group's loans and receivables comprise "trade receivables" and "other receivables" and "cash and cash equivalents" in the statement of financial position. See also note s(3) below regarding revenue recognition from non-current credit arrangements.

Ordinary purchases and sales of financial assets are carried at the settlement date, the date on which the asset is delivered to or by the Group.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership of the assets. The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. The amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The asset's carrying amount of the asset is reduced and the amount of the loss is recognised in the consolidated income statement.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Financial instruments(continued)

3.	Financial liabilities and borrowings at amortized cost category:

Financial liabilities at amortized cost are non-derivative financial instruments with fixed or determinable payment. They are included in current liabilities, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current liabilities. Financial liabilities at amortized cost are recognized initially at fair value, net of transaction costs, and subsequently measured at amortized costs using the effective interest method. The Group's financial liabilities and borrowings at amortized cost category include notes payable, bank borrowings, credit facilities, and liability in respect of finance lease and accounts payables.

l.	Cash and Cash equivalents

The Group considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

m.	Trade Receivables

Trade receivables are recognized initially at fair value. Non-current receivables are subsequently measured at amortized cost using the effective interest method, less allowance for impairment (allowance for doubtful accounts). The allowance is established when there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, or delinquency or default in debtor payments are considered indicators that trade receivable is impaired. The amount of the allowance is determined as a percentage of specific debts doubtful of collection, and taking into consideration the likelihood of recoverability of accounts receivable based on the age of the balances, the Group's historical write-off experience net of recoveries, changes in the credit worthiness of the Group's customers, and collection trends. The trade receivables are periodically reviewed for impairment.

The Company factors non-current trade receivables resulting from sales of handsets by credit cards. The factoring is executed through a clearing company, on a non-recourse basis. The factoring of accounts receivable is recorded by the Company as a sales transaction, and derecognized under the provisions of IAS 39 financial instruments: recognition, and measurement. The results of the factoring transaction are charged to financial income and expenses on the settlement date.

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

o.	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Company's shares acquired by the Company (treasury shares) are presented as a reduction of equity, at the consideration paid. Including any attributable incremental costs, net of tax. Treasury shares do not have a right to receive dividends or to vote.

p.	Employee benefits

(i)	Post employment benefits:

1.	Defined contribution plan

According to section 14 of the Israeli Severance Pay Law the Group's liability for some of the employee rights upon retirement is covered by regular contributions to various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds. These plans are defined contribution plans, since the Group pays fixed contributions into a separate and independent entity. The Group has no legal or constructive obligations to pay further contribution if the fund does not hold sufficient assets to pay all employees the benefit relating to employee service in the current or prior periods. The amounts funded as above are not reflected in the statement of financial position.

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

Labor laws and agreements, and the practice of the Group, require paying retirement benefits to employees dismissed or retiring in certain other circumstances (except for those described in 1 above), measured by multiplying the years of employment by the last monthly salary of the employee (i.e. one monthly salary for each year of tenure), the obligation of the Group to pay retirement benefits is treated as a defined benefit plan.

The defined benefit obligation is recognized in the statement of financial position at the present value of the defined benefit obligation at end of the reporting period less the fair values of plan assets. With respect to defined benefit plans for a subsidiary the fair value of the plan assets are recognized and presented in the statement of financial position less the present value of the defined benefit obligation at the end of the reporting period.

The defined benefit obligation is calculated annually using the projected unit credit method. The measuring of liability and plan assets are based on calculation made by an external actuarial expert. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows (after taking into account the expected rate of salary increases and other actuarial assumptions) using interest rates of Israeli Government bonds that are denominated in the currency in which the benefits will be paid (NIS) and that have terms to maturity approximating the terms of the related liability, since the Group's management is in the opinion that Israel does not have a deep market for high-quality corporate bonds.

Actuarial gains and losses resulting from changes in actuarial valuation and differences between past assumptions and actual results are charged or credited to equity in other comprehensive income in the period in which they arise. Interest costs in respect of the defined benefit plan obligation and the expected returns on the plan assets are charged or credited to finance costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

p.	Employee benefits (continued)

(ii)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably legally or constructively committed either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

(iii)	Short term employee benefits

1.	Vacation and recreation benefits

The employees are legally entitled to vacation and recreation benefits, both computed on an annual basis. This entitlement is based on the term of employment. This obligation is treated as a short term benefit under IAS 19. The Group charges a liability and expense due to vacation and recreation pay, based on the benefits that have been accumulated for each employee, on undiscounted basis.

2.	Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses based on a formula that takes into consideration individual performance and the Group's overall performance.

The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

q.	Share based payment

The Group operates a number of equity-settled, share-based compensation plans, under which the Group receives services from employees as consideration for equity instruments of the Group. The fair value of the employee services received in exchange for the grant of the equity instruments is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted, at the grant date. The total amount expensed is recognized over the vesting period, which is the period over which all the specified vesting conditions are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of equity instruments that are expected to vest based on the vesting conditions, and recognizes the impact of the revision of original estimates, if any, in the statement of income, with corresponding adjustment to accumulated deficit.

The proceeds received net of any directly attributable transactions costs are credited to share capital and capital surplus when the equity instruments are exercised.

 PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

r.	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will require settling the obligation, and the amount has been reliable estimated. See also note 15.

(1)
In the ordinary course of business, the Group is involved in a number of lawsuits and litigations. The costs that may result from these lawsuits are only accrued for when it is probable that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings that may require a reassessment of this risk, and where applicable discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Group's assessment of risk is based both on the advice of legal counsel and on the Group's estimate of the probable settlements amount that are expected to be incurred, if any.

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

(3)
Provisions for handset warranties include obligations to customers in respect of handsets sold. Where there are a number of similar obligations, the likelihood that an outflow will be required in a settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any item included in the same class of obligations may be small.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

s.	Revenues

The Group's revenues are measured at fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of business. Revenue is presented net of Value-Added-Tax, returns, rebates and discounts, and intercompany revenues. The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and when specific criteria have been met for each of the Group's activities as described herein.

(1)	Revenues from services:

Revenues from services (see note 1(b)) are recognized when the services are rendered, and all other revenue recognition criteria are met.

Revenues from Pre-paid calling cards sold to customers are recognized upon the earlier of customer's usage of the cards, or expiration.

For broadband and data services, revenue is earned on a fixed monthly fee basis for the provision of services. Broadband and data services include monthly fees collected for the provision of dedicated and dial-up access at various speeds and bandwidths, and also web and server hosting. These fees are recognized as services are provided. The Group records payments received in advance for services and services to be provided under contractual agreements, such as internet broadband, as deferred income until such related services are provided.

The Group determines whether it is acting as a principal or as an agent. The Group is acting as a principal if it has exposure to the significant risks and rewards associated with the rendering of services. Features that indicate that the Group is acting as a principal include: (a) the Group has the primary responsibility for providing the services to the customer or for fulfilling the order; (b) the Group has latitude in establishing prices, either directly or indirectly; and (c) the Group bears the customer's credit risk for the amount receivable from the customer. On the other hand, the Group is acting as an agent or an intermediary, if it does not have exposure to the significant risks and rewards associated with the rendering of services. One feature indicating that the Group is acting as an agent is that the amount the Group earns is predetermined, being either a fixed fee per transaction or a stated percentage of the amount billed to the customer. Based on the above considerations the Group determined that it is acting as an agent in respect of certain content services provided by third parties to customers, and therefore the revenues recognized from these services are presented on a net basis in the statement of income.

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

Some sales of handsets with accompanying services constitute a revenue arrangement with multiple deliverables. Accordingly, consideration received is allocated to each deliverable based on the relative fair value of the individual element. The revenue from sales of handsets is recognized as equipment revenues upon the delivery of the equipment to the subscriber when all revenue recognition criteria are met. The Group determines the fair value of the individual elements based on prices at which the deliverable is regularly sold on a stand-alone basis.

The Company subsidizes, in some cases, the sale of the handset to end subscribers by selling it at a price below its cost to secure a fixed-term service contract for the purpose of acquiring new subscribers or retaining existing subscribers. The handset sale is then treated as a non-revenue-generating transaction and accordingly, no revenue is recognized from these types of handset sales. The subsidy, and direct selling expenses are capitalized as elements of subscriber acquisition and retention costs in accordance with accounting policy set out in note g(5) above. The subsidy represents the difference between the cost of the handset and the payment received from the subscriber for the handset.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

t.	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from lessor) are charged to income statements on a straight-line basis over the lease term, including extending options which are reasonably certain.

Leases where the Group, as a lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

u.	Advertising expenses

Advertising expenses are charged to the statement of income as incurred. Advertising expenses for the years ended December 31, 2009, 2010 and 2011 totaled NIS 116 million, NIS 140 million and NIS 59 million, respectively.

v.	Tax expenses

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted as of the end of the reporting period.  The Group recognized deferred tax, using the liability method, on temporary differences arising between the carrying amounts in the consolidated financial statements of assets and liabilities and their tax bases.

Deferred income tax is determined using the tax rates that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets are presented as non-current, see also note 27.

Deferred income tax is not provided on temporary differences arising on investments in subsidiaries, because the timing of the reversal of the temporary difference is controlled by the Group and it is not probable that the temporary difference will reverse in the foreseeable future.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

w.	Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the Company's consolidated financial statements in the period in which the dividends are approved by the Company's board of directors, excluding distributions that are pending regulatory approval. See also note 23.

x.	Earnings Per Share (EPS)

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

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options (see note 29).

NOTE 3 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

(a)	The following new standards, amendments to standards and interpretations are mandatory for the first time for the financial year beginning January 1, 2011

(1)
In May 2010 the IASB issued Improvements to IFRSs that includes amendments to existing IFRSs, the amendments are effective for annual periods beginning on or after January 2011. The improvements include an amendment to IFRS7 Financial Instruments: Disclosures – Clarification of disclosures. The amendment added a declaration that the interaction between the qualitative and quantitative disclosures enables the users of the financial statements to better assess the Group's exposure to risks arising from financial instruments. Furthermore, the clause stating that quantitative disclosures are not required when the risk is immaterial was removed, and certain disclosures regarding credit risk were amended while others were removed. The application of the amendments did not have a material impact on the financial statements.

(2)
IAS 24 (revised), Related party disclosures, issued in November 2009. It supersedes IAS 24, related party disclosures, issued in 2003. IAS 24 (revised) is mandatory for periods beginning on or after 1 January 2011. The application of the amendments did not have a material impact on the financial statements.

(3)
Amendments to IFRIC 14 Prepayments of a minimum funding requirement, the amendments correct an unintended consequence of IFRIC 14, ‘IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction’. Without the amendments, entities are not permitted to recognize as an asset some voluntary prepayments for minimum funding contributions. The application of the amendments did not have a material impact on the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

(b)	The following new standards, amendments to standards or interpretations have been issued, but are not effective for the financial year beginning 1 January 2011, and have not been early adopted

(1)
IFRS 9 Financial instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued n November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measued at amortized cost. The determination is made at initial recognition. The classification depends on the Group's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The standard is not applicable until January 1, 2015 but is available for early adoption. The standard was not early adopted. The Group is yet to assess the full impact of the standard.

(2)
In October 2010, an amendment to IFRS 7 Financial instruments: Disclosures, Transfers of Financial Assets was published. The amendment broadens the disclosures requirement regarding financial assets that were transferred to other parties, and will be effective for reporting periods commencing on July 1, 2011 or beyond. The Group is yet to assess the full impact of the amendment.

(3)
In December 2011 the IASB issued amendments to IFRS 7 Disclosures—Offsetting Financial Assets and Financial Liabilities, it amended the required disclosures to include information that will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and recognized financial liabilities, on the entity’s financial position. The amendment is effective for annual and interim periods beginning on or after 1 January 2013. The Group is yet to assess the full impact of the amendment.

(4)
In May 2011 the IASB issued IFRS 10 Consolidated financial statements. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The standard was not early adopted. The Group is yet to assess the full impact of the standard.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

(b)
The following new standards, amendments to standards or interpretations have been issued, but are not effective for the financial year beginning 1 January 2011, and have not been early adopted (continued)

(5)
In May 2011 the IASB issued IFRS 11 replaces IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non Monetary Contributions by Venturers. IFRS 11 defines a joint arrangement as an arrangement where two or more parties contractually agree to share control. Joint control exists only when the decisions about activities that significantly affect the returns of an arrangement require the unanimous consent of the parties sharing control. IFRS 11 eliminates the existing policy choice of proportionate consolidation for jointly controlled entities. In addition, the standard categorizes joint arrangements as one of the following: Joint operations or Joint ventures. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted .The standard was not early adopted. The Group is yet to assess the full impact of the standard.

(6)
In May 2011 the IASB issued IFRS 12 Disclosures of interests in other entities. IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.  IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The standard was not early adopted. The Group is yet to assess the full impact of the standard.

(7)
In May 2011, the IASB issued IFRS 13, Fair Value Measurement. IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when other IFRSs require or permit fair value measurements. IFRS 13 is effective from 1 January 2013. Early application is permitted. The standard was not early adopted. The Group is yet to assess the full impact of the standard.

(8)
In June 2011, the IASB issued an amendment to IAS 1, Financial statements presentation, regarding the presentation of Other Comprehensive Income (OCI). The amendment requires to group items presented in OCI on the basis of whether they are potentially recycled to profit or loss. The amendment is effective for annual periods beginning on or after 1 July 2012. Early application is permitted. The standard was not early adopted. The Group is yet to assess the full impact of the amendment.

(9)
In June 2011, the IASB issued an amendment to IAS 19, Employee benefits. The amendment eliminates the corridor approach, and requires to recognize all actuarial gains and losses in OCI as they occur; and to immediately recognize all past service costs; and to replace interest costs and expected returns on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (assets). The amendment is effective for annual periods beginning on or after 1 January 2013. Early application is permitted. The standard was not early adopted. The Group is yet to assess the full impact of the amendment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a.	Critical accounting estimates and assumptions

(1)	Useful economic lives of assets:

The useful economic lives of the Group's assets is an estimate determined by management. The Group defines useful economic life of its assets in terms of the assets' expected utility to the Group. This estimation is based on assumptions of future changes in technology or changes in the Group's intended use of these assets, and experience of the Group with similar assets, and legal or contract periods where relevant. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. See also note 2 (f) and note 2(g).

(2)	Impairment tests of assets with finite useful economic lives:

For the purpose of impairment testing of assets with finite useful lives the assets are grouped to the lowest levels for which there are separately identifiable cash flows (CGUs). The Group's management estimates the assets recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. The value-in-use calculations require management to make estimates of the projected future cash flows from the continuing use of the CGU and also to choose a suitable discount rate which represents market estimates for the time value of money and the specific risks relating to the CGU. Determining the estimates of the future cash flows is based on management past experience and management best estimate for the economic conditions that will exist over the remaining useful economic life of the CGU. See also note 2(j).

As a result of the impairment test, the Group recorded in 2011 an impairment charge to certain assets in an amount of NIS 262 million, based on the key assumptions described in note 12(b).

(3)	Allowance for doubtful accounts:

See note 2(m) in respect of accounting for allowance for doubtful accounts.

(4)	Uncertain tax positions:

The assessment of amounts of current and deferred taxes requires the Group's management to take into consideration uncertainties that its tax position will be accepted and of incurring any additional tax expenses. This assessment is based on estimates and assumptions based on tax laws and the Group's past experience. It is possible that new information will become known in future periods that will cause the final tax outcome to be different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. See also note 2(v).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINACIAL STATEMENTS (continued)

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

a.	Critical accounting estimates and assumptions (continued)

(5)	Business combinations:

The Group is required to allocate the purchase price of entities and activities acquired in business combinations on the basis of the fair value of acquired assets and liabilities assumed. The Group uses external and internal valuations to determine the fair value. Goodwill represents the excess of the consideration transferred over the net fair value of the identifiable assets acquired, and identifiable liabilities and contingent liabilities assumed. The valuations include management estimations and assumptions for future cash flow projections from the acquired business and selection of models to compute the fair value of the acquired components and their depreciation periods. See also note 5.

(6)	Purchase price allocation:

The Group allocates the purchase price between property and equipment and maintenance costs where they are purchased in a single transaction based on their estimated relative fair values. See also note 2(f).

(7)	Impairment tests of goodwill:

For the purpose of goodwill impairment testing, the goodwill is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the business combination. Such allocation represents the lowest level at which the goodwill is monitored for internal management purposes and is not larger than an operating segment. The recoverable amounts of CGUs to which goodwill has been allocated have been determined based on the value-in-use calculations. These calculations require management to make estimates of the projected future cash flows from the continuing use of the CGU and also to choose a suitable discount rate which represents market estimates for the time value of money and the specific risks relating to the CGU. Determining the estimates of the future cash flows is based on management past experience and management best estimate for the economic conditions that will exist over the remaining useful economic life of the CGU. As a result of the impairment test, the Group recorded in 2011 an impairment charge to goodwill in an amount of NIS 87 million, based on the key assumptions described in note 12(c).

Sensitivity analysis: an increase of 1% in the derivative pre-tax discount rate in respect of the ISP/VOB and ILD group of CGUs would have resulted in additional impairment charge of approximately NIS 61 million, assuming all other factors constant. A decrease of 1% in the derivative growth rate in respect of the ISP/VOB and ILD group of CGUs would have resulted in additional impairment charge of approximately NIS 42 million, assuming all other factors constant. Any adverse changes in one of the key assumptions will cause additional impairment charges. See also note 2(i) and note 12(c).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

b.	Critical judgments in applying the Group's accounting policies

(1)	Provisions for legal claims and litigations:

Provisions are recorded when a loss is considered probable and can be reasonably estimated. Judgment is necessary in the assessing the likelihood that a pending claim or litigation against the Group will succeed, or a liability will arise, and to quantify the possible range of final settlement. These judgments are made by management with the support of internal specialists, or with the support of outside consultants such as legal counsel. Because of the inherent uncertainties in this evaluation process, actual results may be different from these estimates.

(2)	Revenue from services recognition:

The Company recognizes service revenues based upon minutes and seconds used, net of credits and adjustments for service discounts. Because the Company's billing cycles use cut-off dates, which for the most part do not coincide with the Company's reporting periods, the Company is required to make estimates for service revenues earned but not yet billed at the end of each reporting period. These estimates are based primarily upon actual unbilled usage of the Company's network by the customers, and also on historical data and trends. Actual billing cycle results depend on subscriber usage and rate plan mix, from the results estimated at the end of each period.

Regarding determination whether the Group is acting as a principal or as an agent see note 2(s)(1).

(3)	Sales of equipment with accompanying services:

The Group made judgments to determine that certain sales of equipment with accompanying services constitute an arrangement with multiple deliverables that are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole, and accordingly, consideration received is allocated to each deliverable based on the relative fair value of the individual element. See also note 2(s)(2).

(4)	Deferred tax assets:

Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is probable that sufficient and suitable taxable profits will be available in the future, against which the reversal of the temporary differences can be deducted, taking into account any legal restrictions on the length of loss-carryforward period. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, loss-carryforward periods, and tax planning strategies. See also note 27.

 PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – ACQUISITION OF 012 SMILE

a.	Transaction details

On March 3, 2011, (the "acquisition date") the Company completed the acquisition of 012 Smile Telecom Ltd., from Merhav-Ampal Energy Ltd. (the "Seller"), (the "Transaction").

012 Smile, a private Israeli company, is a leading provider of communication services in Israel, which provides a wide range of broadband and traditional voice services. 012 Smile's broadband services include broadband Internet access (ISP) with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband (VOB) and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network. 012 Smile's integrated multipurpose network allows it to provide services to almost all of the homes and businesses in Israel.

The Company has acquired all of the issued and outstanding shares of 012 Smile and therefore is the controlling party of 012 Smile, which will allow it to become a leading comprehensive communications group, expanding its services and products.

The consolidated financial statements include 012 Smile's results of operations, changes in equity and cash flows since the acquisition date. However, since acquisition date a structural separation between the Company and 012 Smile was required to be kept in place for regulatory reasons until December 14, 2011 (see also note 1 (b)).

The purchase price for the acquisition of 012 Smile was NIS 650 million which included the acquisition of all of the outstanding shares of 012 Smile and a loan from the previous shareholder to 012 Smile. The Company had previously paid NIS 30 million as a deposit for the acquisition. The reminder NIS 620 million was funded by cash on hand of NIS 158 million and notes payable of NIS 462 million. As part of the Transaction, 012 Smile undertook a liability to the Company by an amount similar to the loan less the receivable above. As part of the Transaction, the Company also guaranteed the bank loans and other bank guarantees, which were provided to 012 Smile, in a total amount of approximately NIS 800 million. For information about developments occurred after the acquisition date in respect of 012 Smile's indebtedness see notes 16(1), 16(7).

The acquisition is a business combination transaction and is accounted for using the purchase method. Under the purchase method, assets and liabilities are recorded at their fair values on the acquisition date and the total purchase price is allocated to the tangible and intangible assets acquired and liabilities and contingent liabilities assumed. The excess of the purchase price over the fair value of the identifiable net assets acquired is recorded as goodwill.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – ACQUISITION OF 012 SMILE (continued)

The following table summarizes the consideration paid for 012 Smile, and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date:

March 3, 2011
NIS in millions
Current assets	295
Deferred expenses – right of use	282
Property and equipment	159
Intangible assets	408
Goodwill	494
Other non-current assets	21
Short term bank borrowings and current maturities of long-term borrowings	(201)
Accounts payables and provisions	(229)
Long term bank borrowings	(579)
650
Less: Advance payment in respect of the acquisition of 012 Smile	(30)
Less: cash acquired	(23)
Net cash used in the acquisition of 012 Smile	597

The fair value of the trade receivable purchased is NIS 225 million. The book value is NIS 226 million less allowance for doubtful debts of NIS 1 million.

Intangible assets include, among other assets: trade name that was valued using the "Relief from Royalty" method, an approach under which fair value is estimated to be the present value of royalties saved; and customer relationships that were valued using the "Multi-Period Excess Earning" method, an approach under which the Company estimates the present value of expected cash flows resulting from the existing customer relationships. See note 2 (g) for the amortization method and expected useful lives of intangible assets acquired in the business combination.

Goodwill in the amount of NIS 494 million arisen upon the acquisition date of 012 Smile on March 3, 2011 was recognized as the excess of the consideration transferred over the net fair value of the identifiable assets acquired, and identifiable liabilities and contingent liabilities assumed. The goodwill allocated to the fixed-line segment. The goodwill represents assets and earnings that do not form separable identifiable assets under IFRS3, but are expected to contribute to the future results of the fixed-line segment: reduction in costs through synergies and economies of scale expected from combining the operations of 012 Smile and the Company; market knowledge; and highly skilled workforce. The total amount of goodwill that is expected to be deductible for income tax purposes as of the acquisition date is NIS 212 million. See also note 12.

The revenues and loss contributed by 012 Smile included in the consolidated statement of income since March 3, 2011, the date of acquisition, and until December 31, 2011 were NIS 888 million (after elimination of intercompany transactions) and NIS 357 million (including impairment charges recorded, see notes 12 and 14) respectively.

Regarding impairment charges recorded, see note 12 and note 14.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – ACQUISITION OF 012 SMILE (continued)

b.	Pro-forma information

Had 012 Smile been consolidated from January 1, 2011, the consolidated income statement for the year ended December 31, 2011 would show revenue of NIS 7,176 million and profit of NIS 449 million.

The pro-forma information for the year ended December 31, 2011 provides pro forma effect to the Transaction as if it had been completed on January 1, 2011, and is based on the following assumptions:

(1)
The purchase price of NIS 650 million consisted of NIS 30 million in a form of advance payment which was paid prior to the acquisition date. The reminder NIS 620 million is assumed paid on January 1, 2011. As a result, an increase in interest expenses of approximately NIS 5 million for the year ended December 31, 2011 was included in the pro-forma information, based on an average annual interest rate of 3.35%, and on linkage differences to the Consumer Price Index in Israel ("CPI") (principal and interest).

(2)
012 Smile has prepaid its loan from the Seller on January 1, 2011. As a result, interest expenses of approximately NIS 10 million previously recorded by 012 Smile, based on an average annual interest rate of 10% and on linkage differences to the CPI (principal and interest), were eliminated in the pro-forma information.

(3)
Pro-forma adjustments were made to reflect elimination of inter-company transactions between the Company and 012 Smile. Accordingly, revenues in an amount of approximately NIS 18 million, and cost of revenues in an amount of approximately NIS 18 million were eliminated for the presentation of the pro-forma information.

(4)
The tax expenses were adjusted in respect of the above assumptions based on the corporate tax rate for the year 2011, and the deferred taxes are based on the corporate tax rates for the years the temporary differences are expected to be utilized.

This pro forma financial information is not necessarily indicative of the consolidated results that would have been had the acquisition occurred on January 1, 2011, nor is it necessarily indicative of future results.

c.	Claims against 012 Smile Communications Ltd ("012") and 012 Smile Telecom Ltd ("012 Smile")

See note 22(b).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SEGMENT INFORMATION

The operating segments were determined based on the reports reviewed by the Chief Executive Officer (CEO) who is responsible for allocating resources and assessing performance of the operating segments, who is the Chief Operating Decision Maker ("CODM"). The CEO considers the business from two operating segments, as follows:

(a)
Cellular business – consists mainly of cellular services as: airtime, interconnect and content. In addition, this segment includes selling of related equipments: mainly handsets cellular phones, and related equipment.

(b)
Fixed line business - consist of a number of services provided over fixed-line networks: Transmission services; Primary Rate Interface ("PRI") lines for business sector customers; Voice over Broadband ("VoB") telephony services; Outgoing and Incoming international telephony, hubbing, roaming and signaling and calling card services (ILD); and Internet service provider ("ISP") services, including value added services, specialized data services and server hosting, and WiFi network of hotspots across Israel. In addition, this segment includes selling of related equipments such as routers and phones.

Each segment is divided to services and equipment relating to revenues and cost of revenues. The reportable operating segments include the following measures: revenues, cost of revenues, operating profit (loss), and Earnings Before Interest expenses, Tax, Depreciation, Amortization and impairment charges ("EBITDA").  The CODM does not examine assets or liabilities for those segments, therefore they are not presented.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2011
	In millions
	Cellular segment	Fixed line segment		Elimination	Consolidated
Segment revenue - Services	4,219	1,005			5,224
Inter-segment revenue - Services	29	122		(151)
Segment revenue - Equipment	1,748	26			1,774
Total revenues	5,996	1,153		(151)	6,998

Segment cost of revenues – Services	2,601	969			3,570
Inter-segment cost of revenues- Services	122	29		(151)
Segment cost of revenues - Equipment	1,379	29			1,408
Cost of revenues	4,102	1,027	*	(151)	4,978
Gross profit	1,894	126			2,020

Operating expenses	712	290	*		1,002
Impairment of goodwill		87			87
Other income, net	105				105
Operating profit (loss)	1,287	(251)			1,036
Adjustments to presentation of EBITDA
–Depreciation and amortization	590	182			772
– Impairment of intangible assets, deferred expenses and goodwill (see note 12)		349			349
–Other (1)	19	2			21
EBITDA (2)	1,896	282			2,178

Reconciliation of EBITDA to profit before tax
- Depreciation and amortization					(772)
- Impairment of intangible assets, deferred expenses and goodwill					(349)
- Finance costs, net					(294)
- Other (1)					(21)
Profit before income tax					742

* Including impairment charges, see note 12.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2010
	In millions
	Cellular segment	Fixed line segment	Elimination	Consolidated
Total segment revenue - Services	5,555	107		5,662
Inter-segment revenue - Services	20	57	(77)
Segment revenue - Equipment	987	25		1,012
Total revenues	6,562	189	(77)	6,674

Segment cost of revenues – Services	3,174	133		3,307
Inter-segment cost of revenues- Services	57	20	(77)
Segment cost of revenues - Equipment	751	35		786
Cost of revenues	3,982	188	(77)	4,093
Gross profit	2,580	1		2,581

Operating expenses	760	25		785
Other income, net	64			64
Operating profit (loss)	1,884	(24)		1,860
Adjustments to presentation of EBITDA
–Depreciation and amortization	633	36		669
–Impairment of intangible assets	16			16
–Other (1)	25			25
EBITDA (2)	2,558	12		2,570

Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				(669)
- Impairment of intangible assets				(16)
- Finance costs, net				(181)
- Other (1)				(25)
Profit before income tax				1,679

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2009
	In millions
	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	5,369	55		5,424
Inter-segment revenue - Services	11	33	(44)
Segment revenue - Equipment	628	27		655
Total revenues	6,008	115	(44)	6,079
Segment cost of revenues – Services	3,091	115		3,206
Inter-segment cost of revenues- Services	33	11	(44)
Segment cost of revenues - Equipment	518	46		564
Cost of revenues	3,642	172	(44)	3,770
Gross profit (loss)	2,366	(57)		2,309
Operating expenses	626	51		677
Other income	69			69
Operating profit (loss)	1,809	(108)		1,701
Adjustments to presentation of EBITDA
–Depreciation and amortization	552	25		577
–Other (1)	26			26
EBITDA (2)	2,387	(83)		2,304

Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				(577)
- Finance costs, net				(176)
- Other (1)				(26)
Profit before income tax				1,525

(1) Mainly employee share based compensation expenses.

(2) EBITDA as reviewed by the CODM, represents earnings before interest (finance costs, net), taxes, depreciation, amortization and impairment charges, as a measure of operating profit. EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures in other companies. EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. See also note 16 (8) in respect of financial covenants.

In order to reflect a change in the approach of Management, the allocation of revenues and cost of revenues between services and equipment within the cellular segment was changed, effective from the fourth quarter of 2010. Total profit for the cellular and fixed line segments separately remains unchanged. The figures for 2009 in the financial statements have not been reclassified. However, had the allocation been applied to 2009, service revenues would have been higher by NIS 22 and equipment revenues would have been lower by the same amount. For the cost of revenues, had the allocation been applied to 2009 the cost of service revenues would have been lower by NIS 46 and the cost of equipment sales revenues would have been higher by the same amount.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.	Financial risk factors

The Group is exposed to a variety of financial risks: credit, liquidity and market risks as part of its normal course of business. The Group's risk management objective is to monitor risks and minimize the possible influence that results from this exposure, according to its evaluations and expectations of the parameters that affect the risks. The Group uses freestanding derivative instruments in order to partially cover its exposure to foreign currency exchange rate and CPI fluctuations. The freestanding derivative instruments are used for economic risk management that does not qualify for hedge accounting under IAS 39. The Group does not hold or issue derivative financial instruments for trading purposes.

1.	Risk Management

Risk management is carried out by the treasury department under policies and/or directions resolved and approved by the board of directors.

2.	Market risks

(a)	Description of market risks

The Group enters into foreign currency freestanding derivative transactions in order to protect itself against the risk that the eventual dollar cash flows resulting from the anticipated payments, mainly in respect of trade receivables denominated in foreign currencies, are affected by changes in foreign currencies exchange rates. In addition the Group entered in previous years into derivative transactions in order to protect itself against the change in the CPI in respect of the principal of the CPI-linked Notes payable and borrowings.

Price risk

The Group is not exposed to price risk since it does not hold investments in securities.

Fair value risk due to interest rate changes

The fair value risk due to interest rate changes arises from non-current borrowings and notes payable bearing fixed interest rates. Since they are measured and presented in the statement of financial position at amortized cost, changes in the interest rate do not affect the financial statements nor cash flows in respect of the notes payable. The Group does not enter into interest risk hedging transactions.

Cash flow risk due to interest rate changes and CPI changes

The Group is exposed to fluctuations in the Israeli Consumer Price index (CPI), as some of the Group's non-current borrowings and notes payable are linked to the CPI. As part of its risk management policy the Company has entered into forward contracts that partially mitigate the exposure to changes in the CPI in 2010. The Group did not enter into CPI hedging transaction in 2011.

Furthermore, the Group's notes payable and non-current borrowings bearing variable interest rate cause cash flow risks. Based on simulations performed, an increase (decrease) of 5% in the interest expenses recorded in the income statement in respect of the abovementioned financial instruments would have resulted in an increase (decrease) in interest expenses of NIS 2 million. The Group does not enter into interest rate hedging transactions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2.	Market risks (continued)

(a)	Description of market risks (continued)

Foreign exchange risk

The Group's operating income and cash flows are exposed to currency risk, mainly due trade receivables and trade payables denominated in foreign currencies. As part of its risk management policy the Group enters into forward exchange contracts to partially mitigate the exposure to fluctuations in foreign exchange rates (mainly USD and EUR).

(b)	Analysis of linkage terms of financial instruments balances

The Group's exposure to foreign currency risk and CPI was based on the following financial instruments:

	December 31, 2011
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS linked to CPI	NIS unlinked
	New Israeli Shekels In millions
Current assets
Cash and cash equivalents	2	1		529
Trade receivables	25	15		1,478
Other receivables				15
Derivative financial instruments (*)	24

Non- current assets
Trade receivables				856

Total assets	51	16		2,878

Current liabilities
Current maturities of notes payable and of other liabilities and current borrowings			424	74
Trade payables	139	66		708
Parent group - trade	87			55
Other payables	2		5	207
Derivative financial instruments (*)	3

Non- current liabilities
Notes payable			1,148	1,457
Bank borrowings			992	1,076
Other non-current liabilities	1

Total liabilities	232	66	2,569	3,577

(*) Relates to freestanding forward derivative financial instruments and embedded derivative financial instruments.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2.	Market risks (continued)

(b)	Analysis of linkage terms of financial instruments balances (continued)

	December 31, 2010
	In or linked to foreign currencies (mainly USD)	NIS linked to CPI	NIS unlinked
	New Israeli Shekels In millions
Current assets
Cash and cash equivalents			321
Trade receivables			1,331
Other receivables		38	33
Derivative financial instruments (*)	3	3
Non- current assets
Trade receivables			632
Total assets	3	41	2,317

Current liabilities
Current maturities of notes payable and of other liabilities and current borrowings		578	50
Trade payables	183		588
Other payables		1	263
Parent group - trade	43		29
Derivative financial instruments (*)	3
Non- current liabilities
Non-current borrowings		502	750
Notes payable		1,043	793
Total liabilities	229	2,124	2,473

(*)  Relates to freestanding forward derivative financial instruments and embedded derivative financial instruments.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2.	Market risks (continued)

(c)	Sensitivity analysis

A change of the CPI as at December 31, 2009, 2010 and 2011 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels In millions
December 31, 2009
Increase in the CPI of	2.0%	(41)	(41)
Decrease in the CPI of	(2.0)%	41	41

December 31, 2010
Increase in the CPI of	2.0%	(40)	(40)
Decrease in the CPI of	(2.0)%	40	40

December 31, 2011
Increase in the CPI of	2.0%	(51)	(51)
Decrease in the CPI of	(2.0)%	51	51

A change of the USD exchange rate as at December 31, 2009, 2010 and 2011 would have increased (decreased) equity and profit by the amounts shown below. This analysis is based on contractual balances of assets and liabilities denominated or linked to USD, assuming that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels In millions
December 31, 2009
Increase in the USD of	5.0%	(12)	(12)
Decrease in the USD of	(5.0)%	10	10

December 31, 2010
Increase in the USD of	5.0%	1	1
Decrease in the USD of	(5.0)%	(1)	(1)

December 31, 2011
Increase in the USD of	5.0%	6	6
Decrease in the USD of	(5.0)%	(6)	(6)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2.	Market risks (continued)

(c)	Sensitivity analysis (continued)

Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange	Exchange
	rate of one	rate of one	Israeli
	Dollar	Euro	CPI*
At December 31:
2011	NIS 3.821	NIS 4.938	216.27 points
2010	NIS 3.549	NIS 4.738	211.67 points
2009	NIS 3.775	NIS 5.442	206.19 points
Increase (decrease) during the year:
2011	7.7%	4.2%	2.2%
2010	(6)%	(12.9)%	2.7%
2009	(0.7)%	2.7%	3.9%

* Based on the index for the month ending on the end of each reporting period, on the basis of 1993 average = 100 points.

(d)	Details regarding the derivative financial instruments - foreign exchange and CPI risk management

The notional amounts of derivatives as of December 31, 2009, 2010 and 2011 are as follows:

	New Israeli Shekels
	December 31
	2009	2010	2011
	In millions
Forward transactions pay NIS, receive NIS linked to Israeli CPI	430	80	-
Forward transactions pay NIS, receive USD	113	334	382
Forward transactions pay Euro, receive USD	-	-	100
Embedded derivatives pay USD, receive NIS	163	144	56

The table above is based on the amounts of currencies to be received, translated into NIS at the exchange rates prevailing at each of the reporting dates above, respectively.

See also note a(4) below  regarding maturity dates of the derivative financial instruments.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

3.	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's trade receivables, and also from cash and cash equivalents, freestanding forward contracts, and other receivables. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group conducts credit evaluations on receivables in certain types over a certain amount, and requires collaterals against them. Management monitors outstanding receivable balances and the financial statements include appropriate allowances for estimated irrecoverable amounts.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the reporting period was:

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Cash and cash equivalents	321	532
Trade receivables including non-current amounts	1,963	2,374
Forward exchange contracts on foreign currencies	-	24
Forward exchange contracts on CPI	3	-
Other receivables	12	15
	2,299	2,945

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

See also note 8 as to the assessment by aging of the trade receivables and related allowance for doubtful accounts.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

4.	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, without incurring unacceptable losses or risking damage to the Group's reputation. The Group's policy is to ensure that it has sufficient cash and cash equivalents, and credit facilities to meet expected operational expenses, dividends, and financial obligations.

The following are the contractual undiscounted maturities of financial liabilities, including estimated interest payments:

December 31, 2011	1st year	2nd year	3rd year	4 to 5 years	More than 5 years	Total
	New Israeli Shekels In millions
Notes payable series A	399					399
Notes payable series B	16	134	130	248		528
Notes payable series C	23	23	23	273	477	819
Notes payable series D	20	20	20	41	607	708
Notes payable series E	51	238	228	425	197	1,139
Bank borrowings	190	431	368	620	967	2,576
Trade and other payables	1,031					1,031
Parent group - trade	142					142
Other liabilities	2	1				3
Foreign currency embedded derivatives	3					3
	1,877	847	769	1,607	2,248	7,348

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

4.	Liquidity risk (continued)

December 31, 2010	1st year	2nd year	3rd year	4 to 5 years	More than 5 years	Total
	New Israeli Shekels In millions
Notes payable series A	600	389				989
Notes payable series B	16	16	131	250	119	532
Notes payable series C	7	7	7	14	220	255
Notes payable series D	15	15	15	29	455	529
Notes payable series E	22	22	102	191	173	510
Bank borrowings	101	99	395	166	822	1,583
Trade and other payables	920					920
Parent group - trade	72					72
Other liabilities	3					3
Foreign currency forward contracts	3					3
	1,759	548	650	650	1,789	5,396

See notes 16 and 17 in respect of bank borrowings and notes payable.

b.	Capital risk management

See note 16(8) regarding financial covenants.

See note 23(c) regarding dividends policy.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

c.	Fair values of financial instruments

The financial instruments that are measured at fair value through profit or loss are derivative financial instruments. The fair value of forward contracts and embedded derivatives are calculated by discounting estimated future cash flows based on the terms and maturity of each contract and using forward rates for a similar instrument at the measurement date. This calculation uses inputs other than quoted prices in active markets, that are observable for the assets or liabilities, either directly or indirectly (that is derived from prices) – this matches the "Level 2" fair value measurement hierarchy as determined by IFRS 7.

As detailed in note 2(k) the financial instruments are categorized as following:

Fair Value Through Profit or Loss (FVTPL); Loans and Receivables (L&R); Amortized Cost (AC).

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

		December 31, 2010			December 31, 2011
	Category	Carrying amount	Fair value	Interest rate used (**)	Carrying amount	Fair value	Interest rate used (**)
		New Israeli Shekels In millions
Assets
Cash and cash equivalents	L&R	321	321		532	532
Trade receivables	L&R	1,963	1,956	5.50%	2,374	2,395	7.55%
Other receivables (*)	L&R	40	40		15	15
Derivative financial instruments	FVTPL Level 2	6	6		24	24
Liabilities
Notes payable series A	AC	956	986	Market quote	393	394	Market quote
Notes payable series B	AC	458	484	Market quote	470	475	Market quote
Notes payable series C	AC	205	209	Market quote	678	666	Market quote
Notes payable series D	AC	396	393	Market quote	540	473	Market quote
Notes payable series E	AC	397	405	Market quote	917	944	Market quote
Trade payables (*)	AC	771	771		913	913
Bank borrowing bearing variable interest (*)	AC	300	300		700	700
Bank borrowings bearing fixed interest- unlinked	AC	500	524	5.29%	450	470	5.29%
Bank borrowings bearing fixed interest - linked to the CPI	AC	502	490	3.16%	514	487	3.80%
Bank borrowings bearing fixed interest - linked to the CPI	AC				509	504	3.64%
Parent group – trade (*)	AC	72	72		142	142
Finance lease obligation (*)	AC	3	3		3	3
Derivative financial instruments	FVTPL Level 2	3	3		3	3

(*)	The fair value of these current financial instrument does not differ significantly from its carrying amount, as the impact of discounting is not significant.
(**)	Weighted average of interest rate used to calculate the fair value based on discounted cash flows.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – TRADE RECEIVABLES

(a)	Composition:

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Trade (current and non-current)	2,294	2,743
Deferred interest income	(75)	(125)
Allowance for doubtful accounts	(256)	(244)
	1,963	2,374
Current	1,331	1,518
Non – current	632	856

Non-current trade receivables bear no interest. These balances are in respect of equipment sold in installments (18-36 monthly payments). The current amount is computed on the basis of the interest rate relevant at the date of the transaction (2010 – 4.75% - 5.5%) (2011 – 5.53% - 7.81%).

During 2010 and 2011 the Company factored non-current trade receivables resulting from sales of handsets through credit cards in an amount of NIS 145 million and NIS 383 million, respectively. The factoring was executed through a clearing company, on a non-recourse basis. The factoring of accounts receivable was recorded by the Company as a sale transaction under the provisions of IAS 39. The resulting costs were charged to "finance expenses" in the statement of income, as incurred.

(b)	Allowance for doubtful accounts:

The changes in the allowance for the years ended December 31, 2009, 2010 and 2011 are as follows:

	New Israeli Shekels
	Year ended
	2009	2010	2011
	In millions
Balance at beginning of year	250	249	256
Receivables written-off during the year as uncollectible	(72)	(43)	(55)
Change during the year	71	50	43
Balance at end of year	249	256	244

Doubtful accounts expenses are recorded in the statement of income under General and Administrative expenses.

See note 7(a)(3) regarding trade receivables credit risk.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – TRADE RECEIVABLES (continued)

(b)	Allowance for doubtful accounts (continued)

The aging of gross trade receivables and their respective allowance for doubtful accounts as of December 31, 2010 and 2011 is as follows:

	Gross	Allowance	Gross	Allowance
	New Israeli Shekels In millions
	December 31
	2010		2011
Not past due	1,950	58	2,350	41
Past due less than one year	110	37	211	68
Past due more than one year	234	161	182	135
	2,294	256	2,743	244

Trade receivables that are not past due are rated by the Group as risk class 1, and trade receivables that are past due are rated by the Group as risk class 2.

NOTE  9 – OTHER RECEIVABLES AND PREPAID EXPENSES

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Ministry of Communications (see note 20(2))	38	-
Prepaid expenses	21	23
Sundry	12	18
	71	41

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – INVENTORY

a.	Composition

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Handsets	62	129
Accessories and other	19	14
Spare parts	15	12
ISP modems, routers, servers and related
equipment	5	7
	101	162

b. Inventories at December 31, 2011, are presented net of write offs due to decline in value in the amount of NIS 5 million (December 31, 2010 - NIS 5 million).

The cost of inventory recognized as expenses and included in cost of revenue for the years ended December 31, 2010 and 2011 amounted to NIS 838 million, and NIS 1,434 million, respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – PROPERTY AND EQUIPMENT

	Communication network (**)(*)	Computers and information systems(*)	Optic fibers and related assets	Office furniture and equipment	Property and leasehold improvements	Total
	New Israeli Shekels In millions
Cost
Balance at January 1, 2009	1,660	138	242	18	180	2,238
Additions	316	85	59	9	20	489
Disposals	45	1	-	-	-	46
Balance at December 31, 2009	1,931	222	301	27	200	2,681

Additions	224	99	27	4	28	382
Disposals	26	4	-	10	-	40
Balance at December 31, 2010	2,129	317	328	21	228	3,023

Acquisition of 012 Smile	101	27		7	24	159
Additions	217	45	37	5	37	341
Disposals	57	35	1	3	24	120
Balance at December 31, 2011	2,390	354	364	30	265	3,403

Accumulated Depreciation
Balance at January 1, 2009	234	26	11	5	27	303
Depreciation for the year	267	39	14	9	28	357
Disposals	42	1				43
Balance at December 31, 2009	459	64	25	14	55	617

Depreciation for the year	278	50	19	9	29	385
Disposals	23	4	-	10	-	37
Balance at December 31, 2010	714	110	44	13	84	965

Depreciation for the year	369	66	26	6	35	502
Disposals	55	35		2	23	115
Balance at December 31, 2011	1,028	141	70	17	96	1,352

Carrying amounts, net

At December 31, 2009	1,472	158	276	13	145	2,064
At December 31, 2010	1,415	207	284	8	144	2,058
At December 31, 2011	1,362	213	294	13	169	2,051

 (*)    Including finance leased in an immaterial amount.
 (**) Cost additions in 2011 include capitalization of salary expenses an amount of approximately NIS 16 million.

Depreciation expenses are included in the statement of income: in cost of revenues NIS 338 million, NIS 363 million and NIS 470 million; selling and marketing expenses NIS 7 million, NIS 10 million and NIS 15 million; and general and administrative expenses NIS 12 million, NIS 12 million and NIS 17 million for the years ended December 31, 2009, 2010 and 2011 respectively. See also note 2(f).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 –INTANGIBLE ASSETS

a.	Intangible assets with finite economic useful lives

	Licenses	Trade name	Customer relationships	Subscriber acquisition and retention costs	Computer software(*)	Total
	New Israeli Shekels In millions
Cost
Balance at January 1, 2009	2,104		18		639	2,761
Additions				199	33	232
Disposals	12			18	265	295
Balance at December 31, 2009	2,092		18	181	407	2,698
Additions				72	52	124
Disposals	7			187	45	239
Balance at December 31, 2010	2,085		18	66	414	2,583
Acquisition of 012 Smile	3	73	258	35	39	408
Additions				33	127	160
Disposals				51	112	163
Balance at December 31, 2011	2,088	73	276	83	468	2,988

Accumulated amortization and impairment
Balance at January 1, 2009	1,017		7		477	1,501
Amortization for the year	76		3	88	53	220
Disposals				18	265	283
Balance at December 31, 2009	1,093		10	70	265	1,438
Amortization for the year	80		3	141	60	284
Impairment charge				16		16
Disposals				187	45	232
Balance at December 31, 2010	1,173		13	40	280	1,506
Amortization for the year	81	4	29	52	75	241
Impairment charge		14	73	27		114
Disposals				51	112	163
Balance at December 31, 2011	1,254	18	115	68	243	1,698

Carrying amounts, net
At December 31, 2009	999		8	111	142	1,260
At December 31, 2010	912		5	26	134	1,077
At December 31, 2011	834	55	161	15	225	1,290

(*) Cost additions in 2011 include capitalization of salary expenses of approximately NIS 29 million (in 2010 approximately NIS 15 million).

Amortization expenses including impairment charges of NIS 220 million and NIS 300 million are included in the statement of income in cost of revenues, for the years ended December 31, 2009 and 2010 respectively. For the year ended December 31, 2011, amortization expenses including impairment charges are included in cost of revenues NIS 238 million, and marketing expenses NIS 117 million. See also note 2(g).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – INTANGIBLE ASSETS (continued)

b.	Impairments of assets with finite useful economic lives

(1)
The Group recorded in 2010 impairment of intangible asset of cellular subscriber acquisition and retention costs (cellular segment) in an amount of NIS 16 million. The Group recorded in 2011 impairment of intangible asset of VOB and ISP subscriber acquisition costs (fixed-line segment) in an amount of NIS 27 million. The impairments were charged to cost of revenues. The impairments were a result of new regulations effective as of February 2011, and August 2011 respectively. See also notes 1(e)(4) and 2(g)(5).

(2)
During December 2011, Bezeq International Ltd. completed the installation of an underwater cable between Israel and Italy and began commercial use thereafter. In addition, Tamares Telecom Ltd. was in the final stages of laying another underwater cable which was completed in January 2012, allowing new communication channels between Israel and Western Europe. The additional capacity significantly increased the level of competition in the market for international connectivity services that, until December 2011, had been comprised of a sole monopoly supplier. The increased competition in the market for international connectivity services during the fourth quarter of 2011 that lead to a sharp decline in prices and the Company's expectations for increased competition in the retail ISP market that would lead to a decrease in prices and market share, indicated the need to perform an impairment test to certain assets of the fixed-line segment.

For the purpose of the impairment test, the assets were grouped to the lowest level for which there are separately identifiable cash flows (CGU). The Group reviewed the recoverability of the VOB/ISP assets. As a result, an impairment charge in a total amount of NIS 235 million was recognized. The impairment charge was allocated to the assets of the CGU pro rata, on the basis of the carrying amount of each asset, provided that the impairment did not reduce the carrying amount of an asset below the highest of its fair value less costs to sell and its value-in-use, and zero. Accordingly, the following impairment charges were recorded in the assets of the above CGU:

(a)	Trade name by NIS 14 million, recorded in selling and marketing expenses.

(b)	Customer relationships by NIS 73 million, recorded in selling and marketing expenses.

(c)	Right of use (see note 14) by NIS 148 million, recorded in cost of revenues.

The recoverable amount was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations. The value in use calculations use pre-tax cash flow projections covering a five-year period and using extrapolation with specific adjustments expected until 2027, and a pre-tax discount rate of 12.5%. The value-in-use calculations included all factors in real terms.

The impairment test was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods. See also note 2(j).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – INTANGIBLE ASSETS (continued)

c.	Goodwill impairment

The goodwill in an amount of NIS 494 million that was acquired in a business combination (see note 5) was allocated to the fixed-line segment. For the purpose of impairment testing, the goodwill was allocated to CGU and to a group of CGUs within the fixed-line segment that are expected to benefit from the synergies of the combination and represent the lowest level for which the goodwill is monitored for internal management purposes:

(1)	ISP/VOB, and ILD group of CGUs NIS 426 million,
(2)	Transmission and PRI CGU NIS 68 million.

For the purpose of the goodwill impairment test, the recoverable amount was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rates do not exceed the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

	ISP/VOB and ILD group of CGUs	Transmission and PRI CGU
Growth rate	(0.4)%	1%
After-tax discount rate	12.1%	11.5%
Pre-tax discount rate	14.9%	15%

The value-in-use calculations included all factors in real terms. The assumptions presented above for the ISP/VOB group of CGUs are derivative of the growth rate, after tax discount rate, and pre-tax rate for the ISP/VOB CGU: 0%, 11.5%, and 13.1%, and for the ILD CGU:   (-1)%, 13%, and 17.6%, respectively.

The impairment test was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 4(a)(7) and note 2(i).

As a result of the impairment test, the Group recorded an impairment charge to goodwill in respect of the ISP/VOB and ILD group of CGUs in 2011 in the amount of NIS 87 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – OTHER PAYABLES

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Employees and employee institutions	149	118
Liability for vacation and recreation pay	15	25
Government institutions	59	39
Interest payable	18	23
Sundry	23	11
	264	216

NOTE 14 – DEFERRED EXPENSES – RIGHT OF USE

New Israeli Shekels in millions
Cost
Balance at January 1, 2011	-
Acquisition of 012 Smile	311
Additional payments during the year	27
Balance at December 31, 2011	338

Accumulated amortization and impairment
Balance at January 1, 2011	-
Amortization during the period (*)	29
Impairment charge (see note 12(b))	148
Balance at December 31, 2011	177

Carrying amount, net
At December 31, 2011	161
Current	19
Non current	142

See also note 20(5).

(*) The amortization was recorded for the period beginning March 3, 2011 the date of acquisition of 012 Smile, and until December 31, 2011. The amounts are classified as cost of revenues in the statement of income.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 – PROVISIONS INCLUDING DISMANTLING AND RESTORING SITES OBLIGATION

	Dismantling and restoring sites obligation	Legal claims**	Handset warranty
	New Israeli Shekels In millions
Balance as at January 1, 2011	23	22	4
Acquisition of subsidiary		3
Additions during the year	*	39	26
Change in dismantling costs and discount rate	1
Reductions during the year	*	(10)	(19)
Unwind of discount	1
Balance as at December 31, 2011	25	54	11
Non-current	25	-	-
Current	-	54	11

Balance as at December 31, 2010	23	22	4
Non-current	23	-	-
Current	-	22	4

 *   Representing an amount of less than NIS 1 million
 ** See also note 22 (a) and (b)

Dismantling and restoring sites obligation

The abovementioned additions during the year and reductions during the year are non-cash transactions recorded against Property and equipment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – BANK BORROWINGS

(1)
On November 24, 2009, Facility D was received from a leading Israeli commercial bank in the amount of NIS 700 million for a maximum period of 3 years, in wholesale interest rate plus a margin of 0.85%, effective from January 1, 2010. The facility is used for short term financing. The wholesale interest rate of the bank as of December 31, 2010 and 2011 was 2.15% and 2.9% per year respectively. The Company is charged a commitment fee of 0.4% per year for undrawn amounts. As of December 31, 2011, no amounts had been drawn under this credit facility. During 2011, the Company used part of this credit facility to refinance part of 012 Smile's bank borrowings and for other operational needs. In addition, 012 Smile obtained a credit facility from a leading bank in the amount of NIS 80 million, which the bank is committed to until December 31, 2012. As of December 31, 2011 this credit facility is partially used to secure bank guarantees.

(2)
Loan A: On November 11, 2010, a new long-term loan was established with a leading Israeli commercial bank in the amount of NIS 500 million. The loan is linked (principal and interest) to increases in the Israeli CPI. The principal amount is repayable in three equal annual installments between 2016 and 2018 and bear interest at an annual rate of 2.75%. The interest is payable on a semi-annual basis. The Company may, at its discretion, at any time, prepay the loan, in whole or in part, subject to the following conditions: the amount to be prepaid shall not be less than NIS 5 million; and the Company shall reimburse the bank for any loss sustained by the bank, if any, as a result of the prepayment in an amount based on the difference between the interest rate that the Company otherwise will have to pay through the end of the loan on its original due date, and the current market interest rate on the prepayment date.

(3)
Loan B: On December 28, 2009, a loan was received from a leading Israeli commercial bank in the amount of NIS 300 million for a period of 4 years, bearing variable interest at the rate of the Israeli Prime interest rate minus a margin of 0.35%. The interest is payable quarterly. The principal is payable in one payment at the end of the loan period. The Israeli Prime interest rate as of December 31, 2010 and 2011 was 3.5% and 4.25% per year respectively. The Israeli Prime interest rate is determined by the Bank of Israel and updated on a monthly basis. The Company may, at its discretion, at any time, prepay the loan, in whole or in part, provided that the Company shall reimburse the bank for losses sustained by the bank, as a result of the prepayment, in an amount based on the difference between the interest rate that the Company otherwise will have to pay through the end of the loan on its original due date, and the current market interest rate on the prepayment date. The loan contract requires that at any time the loan principal will not exceed 20% of all bank credits, loans, facilities (both utilized and committed facilities) and any other indebtedness of the company to the banks.

(4)
Loan C: On June 8, 2010, a new long-term loan was established with a leading Israeli commercial bank in the amount of NIS 250 million for a period of 10 years, bearing fixed interest at the rate of 5.7%. The principal and interest are payable annually. The Company may, at its discretion, at any time, prepay the loan, in whole or in part, provided that the Company shall reimburse the bank for any loss sustained by the bank, if any, as a result of the prepayment in an amount based on the difference between the interest rate that the Company otherwise will have to pay through the end of the loan on its original due date, and the current market interest rate on the prepayment date.

(5)
Loan D: On June 9, 2010, a new long-term loan was established with a leading Israeli commercial bank in the amount of NIS 250 million for a period of 10 years, bearing fixed interest at the rate of 5.7%. The principal and interest are payable annually. The Company may, at its discretion, at any time, prepay the loan, in whole or in part, subject to the following conditions: the amount to be prepaid shall not be less than NIS 5 million; and the Company shall reimburse the bank for any loss sustained by the bank, if any, as a result of the prepayment in an amount based on the difference between the interest rate that the Company otherwise will have to pay through the end of the loan on its original due date, and the current market interest rate on the prepayment date.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16– BANK BORROWINGS (continued)

(6)
Loan E: On May 8, 2011 the Company received a long-term loan from a leading Israeli commercial bank, in the principal loan amount of NIS 400 million, bearing a variable interest rate equal to the Prime Rateminus margin of 0.025%, per annum. The Israeli Prime interest rate as of December 31, 2011 was 4.25% per year. The interest is payable every three months. The Principal is payable in four installments, as follows: NIS 24 million on May 8, 2012, NIS 112 million on May 8, 2014, NIS 112 million on May 8, 2015, and NIS 152 million on May 8, 2019.

(7)
Loan F: On March 3, 2011 the Company completed the acquisition of all of the issued and outstanding shares of 012 Smile from Merhav-Ampal Energy Ltd. (“Ampal”). As part of 012 Smile acquisition, the Company guaranteed bank loans and other bank guarantees, which have been provided to 012 Smile, in a total amount of approximately NIS 800 million. See also note 5. On April 10, 2011, 012 Smile prepaid its long term bank loans and obtained a new loan from a leading Israeli bank in a principal amount of NIS 500 million, bearing an annual interest of 3.42%. The interest is payable quarterly, and the loan is linked to the CPI (principal and interest). The principal is payable as follows (linked to the CPI as of December 2011): NIS 31 million on December 31, 2012, NIS 142 million on December 31, 2014, NIS 142 million on December 31, 2015, and NIS 194 million on December 31, 2019. 012 Smile may, at its discretion, at any time, prepay the loan, in whole or in part, provided that 012 Smile shall reimburse the bank for losses sustained by the bank (excluding losses deriving from loss of future income), as a result of the prepayment. As a result of the above mentioned, and in respect of 012 Smile's credit facility described in (1) above, the bank guarantee the Company provided to 012 Smile has decreased to NIS 580 million as of December 31, 2011.

(8)	Financial covenants:

The terms of Credit Facility D, and the long term bank loans require the Company to comply with financial covenants on a consolidated basis, their main provisions are two ratios:

(1)
The ratio of (a) the amount of all financial obligations of the Company including bank guarantees that the Company has undertaken ("Total Debt") to (b) Earnings Before Interest costs, Tax, Depreciation and Amortization expenses ("EBITDA") after deducting Capital Expenditures shall not exceed 6.5 (the ratio as of December 31, 2010 and 2011 was 1.83 and 3.14, respectively); and

(2)	The ratio of (a) Total Debt to (b) the EBITDA of the Company shall not exceed 4 (the ratio as of December 31, 2010 and 2011 was 1.47 and 2.42, respectively).

The covenants are measured every six months on an annualized basis of twelve months and are based on the financial results for the preceding period of twelve months.

EBITDA is defined as the sum of (a) the net income before extraordinary items, (b) the amount of tax expenses set against the net profits including, without double counting,  any provisions for tax expenses, (c) and depreciation, amortization expenses and impairment charges, and (d) any finance costs net.

The Company was in compliance with all covenants stipulated for the years 2010 and 2011.

See note 7 regarding the Company's exposure to market risks and liquidity risk.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16– BANK BORROWINGS (continued)

(9)	Negative pledge:

The Company provided a negative pledge undertaking (i.e., not to pledge any of its assets to a third party), except for a number of exceptions that were agreed upon, including pledge (other than by way of floating charge) in favor of a third party over specific assets or rights of the Company, securing obligations no greater than NIS 100 million in aggregate.

(10)	Summary of bank borrowings as of December 31, 2011, in NIS millions:

	Total principal	Current maturities	Non-current principal	linkage terms	Annual interest rate
Loan A (*)	514		514	CPI	2.75%
Loan B	300		300		Prime minus 0.35%
Loan C	225	25	200		5.7%
Loan D	225	25	200		5.7%
Loan E	400	24	376		Prime minus 0.025%
Loan F (*)	509	31	478	CPI	3.42%
	2,173	105	2,068

(*) The principal amounts include linkage differences as of December 31, 2011.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - NOTES PAYABLE

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

On December 31, 2011, the Notes closing price was 120.4 points par value. The fair value of the Notes as of December 31, 2010 and 2011 was NIS 986 million and NIS 394 million, respectively.

The principal payments due, linked to the CPI in effect as at each reporting date are as follows (net of amounts due to PFC):

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Year ending December 31:
2011	575	-
2012	383	393
	958	393
Less - offering expenses	2	*
Less - current maturities	575	393
Included in non-current liabilities	381	-

(*) Representing an amount less than a million

The notes are rated ilAA- by Standard and Poor’s Maalot, and Aa3 with a negative forecast by Midroog, two of Israel’s rating agencies. The Company was rated ilAA-/negative by Standard and Poor’s Maalot.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - NOTES PAYABLE (continued)

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

On December 31, 2011, the Notes closing price was 106.01 points par value. The fair value of the Notes as of December 31, 2010 and 2011 was NIS 484 million and NIS 475 million, respectively.

The Notes have been rated ilAA-, on a local scale, by Standard & Poor’s Maalot.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - NOTES PAYABLE (continued)

The principal payments due, linked to the CPI in effect as at each reporting date are as follows:

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Year ending December 31:
2013	115	118
2014	115	118
2015	115	118
2016	115	118
	460	472
Less - offering expenses	2	2
Included in non-current liabilities	458	470

Notes payable series C

On April 25, 2010 the Company issued Series C Notes in a principal amount of NIS 200 million payable in 3 equal annual installments on December 30 of each of the years 2016 through 2018, bearing a fixed annual interest rate of 3.35%, payable semi-annually on June 30 and on December 30 of each of the years 2010 through 2018. Series C Notes (principal and interest) are linked to the Israeli Consumer Price Index ("CPI"). Series C Notes were listed for trading on the TASE.

On February 24, 2011, the Company issued an additional NIS 444 million in principal amount of Series C Notes to classified institutional investors in Israel in a private placement (the "Additional Notes"). The value of the principal issued, including CPI linkage differences and accumulated interest to be paid to that date was approximately NIS 463 million. The terms of the Additional Notes are identical to the terms of the previously issued outstanding Series C Notes. The Additional Notes were issued for an aggregate consideration of approximately NIS 463 million. The Additional Notes were listed for trading on the TASE.  The Notes have been rated ilAA-, on a local scale, by Standard & Poor’s Maalot.

On December 31, 2011, the Notes closing price was 103.44 points par value. The fair value of the Notes as of December 31, 2010 and 2011 was NIS 209 million and NIS 666 million, respectively.

The principal payments due, linked to the CPI in effect as at each reporting date are as follows:

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Year ending December 31:
2016	68.67	227
2017	68.67	227
2018	68.66	227
	206	681
Less - offering expenses	2	3
Included in non-current liabilities	204	678

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - NOTES PAYABLE (continued)

Notes payable series D

On April 25, 2010 the Company issued Series D Notes in a principal amount of NIS 400 million. The principal amount of Series D notes is repayable in five equal annual installments between 2017 and 2021 and is not linked. The principal bears variable interest that is based on the yield of 12 month government bonds ('Makam') issued by the government of Israel and updated quarterly, plus additional annual interest of 1.2%. The interest is payable quarterly. The interest rates paid (in annual terms, and including the additional interest of 1.2%) are as follows:

•	From the issuance date to June 30, 2010: 3.4%.
•	From July 1, 2010 to September 30, 2010: 3.288%.
•	From October 1, 2010 to December 31, 2010: 3.616%.
•	From January 1, 2011 to March 31, 2011: 3.67%.
•	From April 1, 2011 to June 30, 2011: 4.47%.
•	From July 1, 2011 to September 30, 2011: 4.72%.
•	From October 1, 2011 to December 31, 2011: 4.15%.

Series D Notes were listed for trading on the TASE.

On May 4, 2011 the Company issued an additional NIS 146 million in principal amount of Series D Notes in a public offering in Israel (the "Additional Notes"). The terms of the Additional Notes are identical to the terms of the previously issued outstanding Series D Notes. The Additional Notes were issued with a price per unit (each unit comprised of NIS 1,000 par value) of NIS 992. The Additional Notes were listed for trading on the TASE. The Notes have been rated ilAA-, on a local scale, by Standard & Poor’s Maalot.

On December 31, 2011, the Notes closing price was 86.54 points par value. The fair value of the Notes as of December 31, 2010 and 2011 was NIS 393 million and NIS 473 million, respectively.

The principal payments due, in effect as at each reporting date are as follows:

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Year ending December 31:
2017	80	109
2018	80	109
2019	80	109
2020	80	109
2021	80	109
	400	545
Less - offering expenses and discount	4	5
Included in non-current liabilities	396	540

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - NOTES PAYABLE (continued)

Notes payable series E

On April 25, 2010 the Company issued Series E Notes in a principal amount of NIS 400 million. The principal amount of Series E notes is repayable in five equal annual installments between 2013 and 2017 and is not linked. The principal bears fixed interest of 5.5% repayable semi-annual basis. Series E Notes were listed for trading on the TASE.

On May 4, 2011 the Company issued an additional NIS 535 million in principal amount of Series E Notes in a public offering in Israel (the "Additional Notes"). The terms of the Additional Notes are identical to the terms of the previously issued outstanding Series E Notes. The Additional Notes were issued with a price per unit (each unit comprised of NIS 1,000 par value) of NIS 996. The Additional Notes were listed for trading on the TASE. The Notes have been rated ilAA-, on a local scale, by Standard & Poor’s Maalot.

On December 31, 2011, the Notes closing price was 100.97 points par value. The fair value of the Notes as of December 31, 2010 and 2011 was NIS 405 million and NIS 944 million, respectively.

The principal payments due, in effect as at each reporting date are as follows:

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Year ending December 31:
2013	80	186
2014	80	187
2015	80	187
2016	80	187
2017	80	187
	400	934
Less - offering expenses and discount	3	17
Included in non-current liabilities	397	917

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – OTHER NON-CURRENT LIABILITIES

Deferred revenues:

The Company entered into several agreements to provide cable capacity services. The agreements grant the customer a long term indefeasible right of use (IRU) of capacity services using optic fibers. Revenue is recognized based on the straight line method over the arrangements' periods. The deferred revenues are as follows:

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Current	2	1
Non current	8	10
	10	11

NOTE 19 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. See also note 2(p).

(1)	Defined contribution plan:

The Group had contributed NIS 1 million, NIS 5 million, NIS 14 million for the years 2009, 2010 and 2011 respectively, in accordance with section 14. The contributions in accordance with the aforementioned section 14 commenced in 2009 (see note 2p(i)(1)).

(2)	Defined benefit plan:

The amounts recognized in the statement of financial position, in respect of a defined benefit plan (see note 2p(i)(2)) include the following:

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Present value of funded obligations	178	177
Less: fair value of plan assets	124	132
Liability in the statement of financial position, net – presented as non-current liability	54	45
Assets held for employee rights upon retirement, net	-	3
Liability for employee rights upon retirement, net	-	48

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

Changes during the year in the obligation recognized in the statement of financial position for post-employment defined benefit plans were as follows:

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Balance at January 1	151	178
Acquisition of subsidiary		19
Current service cost	41	31
Interest cost	7	9
Actuarial losses	8	10
Benefits paid	(29)	(70)
Balance at December 31	178	177

The changes during the year in the fair value of the plan assets is as follows:

	New Israeli Shekels
	December 31
	2010	2011
	In millions
Balance at January 1	113	124
Acquisition of subsidiary		23
Expected return on plan assets	6	6
Actuarial losses	*	(11)
Employer contributions	26	29
Benefits paid	(21)	(39)
Balance at December 31	124	132

(*) Representing an amount less than 1 million.

The Group expects to contribute NIS 20 million in respect of liability for severance pay under a defined benefit plan in 2012.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

The amounts recognized in the income statement are as follows:

	New Israeli Shekels
	Year ended December 31
	2009	2010	2011
	In millions
Current service cost	32	41	31
Interest cost	9	7	9
Expected return on plan assets	(6)	(6)	(6)
Total expenses recognized in the income statement	35	42	34
Charged to the statement of income as follows:
Cost of revenues	21	25	19
Selling and marketing expenses	7	10	9
General and administrative expenses	4	6	3
Finance costs, net	3	1	3
	35	42	34
Actuarial losses recognized in the statement of comprehensive income, before tax	(16)	8	21
Actual return on plan assets	15	6	(5)

The principal actuarial assumptions used were as follows:

	December 31
	2010	2011
	%	%

Interest rate	5.23%	4.76%, 5.02%
Inflation rate	3.02%	2.2%, 2.49%
Expected return on plan assets	3.23%	3.08%, 5.02%
Expected turnover rate	8% - 32%	1% - 60%
Future salary increases	1% - 6%	1% - 6%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – COMMITMENTS

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

The percentage of royalties as determined by the Regulations were 2009 – 1.5%, 2010 – 1%.

In January 2011, the regulations were amended by a temporary order, so that the royalty rate was increased to 1.75% (instead of 1%) in 2011 and 2.5% (instead of 1%) in 2012 and thereafter.

The temporary order will be effective until the earlier of December 31, 2012, or the date on which the Director of the Ministry of Communications shall publish a formal notice that one of the following has occurred: (1) a cellular operator has begun to provide national roaming service; (2) an MVNO has begun to operate and the total market share of all MVNOs is at least 5%. If one of the above occurs, the royalty rate will revert back to 1%. This temporary order does not apply to international operators, special fixed line operators and MVNOs. Following a petition filed by the Company and two other cellular operators with the Supreme Court of Justice, in July 2011, the State decided to accept the court's suggestion, which had already been accepted by the petitioners, according to which the royalty rate for 2012 will be 1.75%, and starting in 2013, the rate will be 0%. The decision of the State is pending an amendment of the relevant regulations and its approval by the relevant parliamentary committee.

According to the international and the domestic communication licenses terms (see also note 1 (c)), 012 Smile is obligated to pay royalties to the Government of Israel at the rate of 1% of the royalty-bearing income. The royalty-bearing income is Income from International Long Distance services as well as domestic fixed-line phone services as defined in the Regulations, which includes all types of income of the Company from the granting of communication services under the licenses – including connection fees, but excluding income transferred to another holder of a communications license and deducting bad debts and payments to another communication licensee in respect of interconnection.

The royalty expenses are included in cost of revenues, see note 24(a).

(2)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. The Company paid a total amount of approximately NIS 55 million, NIS 59 million for the years 2009, 2010 respectively. For the year 2011, the company paid an amount of NIS 11 million which is after a deduction of amounts the Company was eligible to receive in accordance with a Court's decision; the amount due before the reduction was NIS 58 million. See also note 22(c)(1).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – COMMITMENTS (continued)

(3)
At December 31, 2011, the Group is committed to acquire property and equipment and software elements for approximately NIS 275 million, including future payments in respect of the Ericsson contract, (see note 2(f)), that are cancellable provided compensation would be paid to the supplier.

(4)	At December 31, 2011, the Group is committed to acquire inventory for approximately NIS 220 million. Of which an amount of NIS 36 million is from the parent company.

(5)	Right of Use (ROU)

012 Smile has signed long-term agreement with a service provider, to purchase indefeasible Rights of Use (ROU) for international fiber optic lines until the year 2017, with an option to extend the agreements for two additional five year period each. 012 Smile is obligated to pay ROU charges for each new international line ordered in respect of each circuit in 24 monthly payments commencing with the utilization of each cable.
As of December 31, 2011 012 Smile is committed to purchase indefeasible Rights of Use (ROU) in the framework of the above agreements in the total amount of approximately NIS 27 million during 2012 – 2016. Commitment to pay in respect of already purchased and active ROU as of December 31, 2011 amounted NIS 146 million.

The anticipated annual payments for ROU as of December 31, 2011 are:

New Israeli Shekels in millions
2012	37
2013	40
2014	43
2015	46
2016 and thereafter	7
173

In addition, under the terms of the ROU agreements, a consolidated subsidiary is committed to pay annual maintenance fees during the usage period. The total aggregated expected maintenance fee for the years 2012-2017 is approximately NIS 121 million. All payments under the ROU agreements are linked to the USD.

(6)	Liens and guarantees

The Group has provided bank guarantees in respect of licenses (see note 1 (c)).

In addition, the Group has provided bank guarantees to other parties in an aggregate amount of approximately NIS 28 million as of December 31, 2011.

(7)	See note 16(8) regarding financial covenants and note 16 (9) regarding negative pledge.

(8)	See note 21 in respect of operating leases.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – COMMITMENTS (continued)

(9)	License for the use of the orange brand

The Company has entered into a brand license agreement with Orange International Developments Limited, a subsidiary of Orange Limited, formerly Orange plc. Under this agreement, the Company has the exclusive right to use the Orange brand in Israel. The term of the brand license agreement began on July 1, 1998. The license was royalty-free until June 2013; however, pursuant to an amendment to the brand license agreement negotiated in January 2012 with Orange Brand Services Limited, a member of the France Telecom Group, the Company has agreed to begin paying royalties in April 1, 2012 for a period of 15 years.

Royalties payable will be based on a percentage of the Company’s relevant revenues from the provision of services offered under the Orange brand.

Under the brand license agreement, the Company is required to comply with the Orange brand guidelines established by Orange International. The Company has the right to use the Orange brand as long as it is able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel. However, the brand license agreement may be terminated by mutual agreement or by either Party if it is determined that the other Party has materially breached the agreement.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 – OPERATING LEASES

The Group has entered into operating lease agreements as follows:

(1)
In the beginning of 2010 an amendment to the lease agreements for the Company's headquarters facility in Rosh Ha'ayin was signed. According to which the lease term is until the end of 2016, and the Company has an option to shorten the lease period to end in 2014. The rental payments are linked to the Israeli CPI.

(2)
012 Smile leases an office facility in Petach Tikva for its headquarter. The lease expires on July 31, 2012, with an option to extend the lease for an additional five years period. The rental payments are linked to the Israeli CPI.

(3)
Lease agreements for service centers and retail stores for a period of two to five years. The Group has options to extend some lease contract periods for up to twenty years (including the original lease periods). The rental payments are linked to the dollar or to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

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

(5)	As of December 31, 2011 operating lease agreements in respect of vehicles are for periods of up to three years. The rental payments are linked to the Israeli CPI.

(6)	Non-cancelable minimum operating lease rentals in respect of all the above leases are payable including option periods which are reasonably certain are as follows:

New Israeli Shekels
December 31, 2011
In millions
No later than one year	263
Later than one year and no later than five years	733
Later than five years	370
1,366

(7)	The rental expenses for the years ended December 31, 2011, 2010 and 2009 were approximately NIS 296 million, NIS 268 million, and NIS 247 million, respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – LAWSUITS AND LITIGATIONS

In the ordinary course of business, the Group is involved in a number of lawsuits. The costs that may result from these lawsuits are only accrued for when it is probable that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amounts of the provisions recorded are based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings that may require a reassessment of this risk. The Group's assessment of risk is based both on the advice of legal counsel and on the Group's estimate of the probable settlement amount that is expected to be incurred, if such a settlement will be agreed by both parties. Regarding the total provision recorded in the financial statements see note 15.

a.	The main litigation and claims that the Company is involved in are described below:

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

On October 31, 2010, the court decided to dismiss the claim and the request. On December 8, 2010 the plaintiffs submitted an appeal to the Supreme Court in Jerusalem. On October 3rd, 2011, after an agreed announcement by the appellant, the appeal was dismissed.

(2)
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

The company got a letter of indemnity from two companies that were involved in providing the service to the subscribers: According the letter of indemnity by Teleclal (the first of two companies), it will indemnify the company for every Expenditure or Compensation that will be ruled in court decision, or in a settlement agreement. Teleclal's obligation was subject to company's Participation in paying half of the total amount that will be ruled in the claim. According the letter of indemnity by Cellact (the second of two companies), it will indemnify the company for every Expenditure or Compensation that will be ruled in court decision, or in a settlement agreement, regarding the period in which these messages were transferred through Cellact.

On March 16, 2009, the claim (against the Company and against another cellular company) was recognized as a class action.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – LAWSUITS AND LITIGATIONS (continued)

a.	The main litigation and claims that the Company is involved in are described below (continued):

On August 11, 2009, the parties, including the Company, filed a motion to certify a settlement agreement in the claim, according to which the companies that were involved in providing the service will return the subscribers the amount they paid for the messages with linkage. Within the settlement the companies agreed to join as defendants to the claim.  According the settlement the company will guarantee the returning to its subscribers. The estimation of the amount return to the company's subscribers, according the settlement, is 2,075,000 NIS including VAT (and not including linkage). The agreed recommendation of attorney fees is 14% from the total amount that will be paid to the subscribers and 4.5% to the plaintiffs. According the agreement the companies will pay these fees. Subject to court's approval of the agreement, the plaintiffs waive their claims against the company.

The Company has filed a motion to the Supreme Court, for extension of time to file a motion to appeal the certification decision. The Supreme Court has granted the motion, subject to an update of the proceedings regarding the settlement in the claim.

On September 16, 2009, there was a hearing in the motion to certify the agreement. The court had noted that the final sum of return will be determined by an independent expert, and only after his final report the court will give its decision in the motion to certify the settlement agreement.

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

On April 14, 2011, the court approved the settlement agreement. The court decided that the total amount to be returned to the subscribers will be according to the final report of an independent expert, as described above. The Company was required to pay NIS 1.3 million (less compensation received) which was recorded as a reduction of revenues.

(3)
On November 26, 2006, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company has unlawfully obliged subscribers who bought certain handsets to buy cellular data package as well. If the claim is recognized as a class action the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 35 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(4)	On December 16, 2007 a claim and a motion to certify the claim as a class action was filed against the Company and two other cellular communications companies.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – LAWSUITS AND LITIGATIONS (continued)

a.	The main litigation and claims that the Company is involved in are described below (continued):

(5)
On May 5, 2008, a claim and a motion to certify the claim as a class action were filed against the Company. The plaintiffs claim that the Company should not have charged them for repairing their mobile handset. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 46 million. The claim is still in its preliminary stage of the motion to be certified as a class action. The parties filed a request to approve a settlement agreement. On July 2010, the court appointed an independent expert to examine the settlement. After the Company received the expert's comments, the Company decided to withdraw from the current settlement agreement. The parties try to seek and negotiate alternative settlements.

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

On January 7, 2010, the claim was dismissed. On February 10, 2010, the plaintiff submitted an appeal to the Supreme Court in Jerusalem. On October 10, 2011, following a recommendation by the Supreme Court during a hearing, the appellant announced of a withdrawal from the appeal.

(7)
On April 22, 2009, a claim and a motion to certify the claim as a class action were filed   against the Company. The claim alleges that the Company charges certain subscribers for certain calls not according to their rate plan. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 187 million. The claim is still in the preliminary stage of the motion to certify it as a class action. On December 13, 2011 the parties filed a request to approve a settlement agreement. The Company has accrued in the 2011 financial statements an amount to settle this claim based on the proposed agreement.

(8)
On March 15, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charges its subscribers for certain content services without their consent. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 175 million.

On April 4, 2011, the Company received the court's decision, dated March 27, 2011 to dismiss the claim and the request. On May 24, 2011, the plaintiff submitted an appeal to the Supreme Court in Jerusalem.

(9)
On April 12, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charges its subscribers for certain content services without their consent. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 343 million. The claim is still in the preliminary stage of the motion to certify it as a class action. On December 18, 2011, the parties filed a request to approve a settlement agreement. Following the courts' remarks, the parties were instructed to file a revised agreement, which was filled on March 18, 2012. The Company has accrued in the 2011 financial statements an amount to settle this claim based on the proposed agreement.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – LAWSUITS AND LITIGATIONS (continued)

a.	The main litigation and claims that the Company is involved in are described below (continued):

(10)
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

(11)
On July 14, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company is breaching its contractual and/or legal obligation and/or is acting negligently by charging V.A.T for roaming services that are consumed abroad (inter alia incoming calls, Call back calls, outgoing short text messages).  If the claim is recognized as a class action, the plaintiff demands to return the total amount of V.A.T that was charged by the Company for roaming services that were consumed abroad (total amount is not specified, nor estimation of that amount). The plaintiff also pursues an injunction that will order the Company to stop charging VA.T for roaming services that are consumed abroad. On December 5, 2010 the court decided that the State of Israel shall be added as a defendant in the claim and as a respondent in the motion to certify the claim as a class action. On October 25, 2011, the State of Israel announced that the Company should stop charging V.A,T for incoming calls and for call-back calls. The claim is still in the preliminary stage of the motion to certify it as a class action.

(12)
On July 14, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that during the period between September 3, 2007 and December 31, 2008 the Company charged some of its subscribers for a time unit which is longer than 12 seconds while this charge was inconsistent with the Company’s license. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be more than the minimum amount for the authority of the District Court in Israel, which is NIS 2.5 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – LAWSUITS AND LITIGATIONS (continued)

a.	The main litigation and claims that the Company is involved in are described below (continued):

(13)
On July 28, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company overcharged its subscribers who were registered to a certain voice discount package, as a result of miscalculating the discount. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 106 million. The claim is still in its preliminary stage of the motion to be certified as a class action. On January 31, 2012, the parties filed a request to approve a settlement agreement. The Company has accrued in the 2011 financial statements an amount to settle this claim based on the proposed agreement.

(14)
On August 5, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company has not complied with legal obligations that apply to handing over to customers of warranty certificate and to handset repairs during the manufacturer's warranty period. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 45 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(15)
On September 5, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company illegally charges its customers for cellular data usage abroad and that the bills and call details presented to the customers do not meet the regulatory requirements. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to reach hundreds of millions of NIS. On November 3,2011, the Plaintiff announced of a withdrawal from the specific arguments with regards to the charge for cellular date usage. The claim is still in its preliminary stage of the motion to be certified as a class action.

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

(17)
On September 14, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company has not complied with legal obligations that apply to handset repairs during the manufacturer's warranty period. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 100 million. On November 22, 2011, following an agreed request of withdrawal the claim was dismissed.

(18)
On September 21, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company did not comply with the requirements of the Israeli Consumer Protection Law regarding continuous transactions. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 98 million. On September 19, 2011, following a recommendation by the court during a preliminary hearing, the plaintiff announced of a withdrawal of the claim and the request to certify the claim as a class action. The court dismissed the claim and the request.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – LAWSUITS AND LITIGATIONS (continued)

a.	The main litigation and claims that the Company is involved in are described below (continued):

(19)
On November 8, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company did not grant its subscribers certain benefits that they were entitled to according to the Company's license. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 80 million.. On November 24, 2011, the plaintiff announced of a withdrawal of the claim and the request to certify the claim as a class action. The court dismissed the claim and the request.

(20)
On November 30, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company does not comply with the requirements set by Law and in the Company's license regarding the subscriber's right to review the subscriber agreement and to receive a copy of it. The claim further alleges that the subscriber agreement includes unduly disadvantageous conditions in a standard contract and therefore the court has the right to declare them void. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 150 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(21)
On February 1, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company did not comply with the requirements set by the Israeli Communications Law (telecommunications and broadcast) (amendment 40), 2008, regarding transmission of advertisements through telecommunication means (also known as "the spam law"). If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 560 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(22)
On February 20, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company subscriber agreement includes unduly disadvantageous conditions in a standard contract and therefore the court has the right to declare them void and/or to change them. The claim further alleges that the Company did not comply with the requirements set by Law with respect to the subscriber's right to review the subscriber agreement in advance and to receive a copy of it and with respect to the subscriber's signature on the agreement by an electronic pad. If the claim is recognized as a class action, the total amount claimed is estimated by the plaintiff to be approximately NIS 600 million. On November 25, 2011, the plaintiff announced of a withdrawal of the claim and the request to certify the claim as a class action. On November 28, 2011 the court dismissed the claim and the request.

(23)
On March 2, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company overcharges its pre-paid subscribers for interconnect fees for calls to other operators' networks.. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 200 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(24)
On March 2, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company increased tariffs for its business subscribers not in accordance with their agreements. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 140 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – LAWSUITS AND LITIGATIONS (continued)

a.	The main litigation and claims that the Company is involved in are described below (continued):

(25)
On March 8, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company discriminates it customers on a religion basis, when offers fine conditions to its ultra-orthodox Jew customers, that allegedly are not offered to its other customers. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 60 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(26)
On May 3, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company should have informed its customers of the fact that Apple's "iPhone" cellular handsets with the IOS-4 operating system, which were sold since June 2010, store the user's location and when connecting to a computer, transfer the data to the computer, as an unprotected file. Aside from the remedy of monetary compensation, the plaintiff requests the court to instruct the Company to update the handset software in a manner that will prevent the data storage, and alternatively, if this is not possible, to allow customers to cancel their handset purchase transactions. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 100 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(27)
On May 12, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company misled certain subscribers with respect to terms and conditions of a content back up service for cellular handsets. If the claim is recognized as a class action the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 35 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(28)
On May 22, 2011, a civil claim was filed against the Company. The claim alleges that the Company breaches copyrights that allegedly belong to the plaintiff. The total amount claimed from the Company approximately NIS 40 million. The claim is in the preliminary stage.

(29)
On May 23, 2011, a claim and a motion to certify the claim as a class action were filed against the Company and the two other cellular operators. The claim alleges that the Company does not meet its obligation with respect to the customer service call centers' response time. Aside from the remedy of monetary compensation, the plaintiffs are requesting the court to grant a court order as to the required standard of the response time and are also requesting the court to instruct the defendants to take steps to ensure that the said standard is met. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 100 million. On March 21, 2012, following the plaintiff's request to dismiss without prejudice the claim and the request to certify the claim as a class action, the court approved the request.

(30)
On June 6, 2011, a claim and a motion to certify the claim as a class action were filed against the Company and the three other cellular operators. The claim alleges that the Company sell or supply accessories that are intended for carrying cellular handsets on the body, in a manner that contradicts the instructions and warnings of the cellular handset manufacturers and the recommendations of the Ministry of Health, all this without disclosing the risks entailed in the use of these accessories when they are sold or marketed. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 1,010 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – LAWSUITS AND LITIGATIONS (continued)

a.	The main litigation and claims that the Company is involved in are described below(continued):

(31)
On July 4, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charges its customers, for SMS messages sent to them by the Company immediately after they start roaming on foreign networks. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 58 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(32)
On July 10, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company misleads its subscribers with respect to the content of certain service packages that the Company offers to its subscribers. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 6 billion. On February 2, 2012, after realizing that the claim is identical to a previous claim (see a(7) above) the plaintiff announced of a withdrawal of the claim and the request to certify the claim as a class action. On February 28, 2012 the court dismissed the claim and the request.

(33)
On July 21, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company overcharges its subscribers who purchase cellular handsets in payments and are entitled to monthly rebates, by charging the first monthly payment for the cellular handset at the beginning of the commitment period while granting the rebate for this payment only at the end of the commitment period, after 18 months, without paying interest and CPI linkage differences. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 402 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(34)
On August 21, 2011, a claim and a motion to certify the claim as a class action were filed against the Company and two other cellular operators. The claim alleges that the Company charge its customers for calls executed abroad by rounding up the actual duration of the call based on an interval that differs from that set out in its licenses. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiff to be at least the amount within the authority of the District Court in Israel, which is NIS 2.5 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(35)
On October 5, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company enables its customers to subscribe to a content back up service for cellular handsets ("the Service") without informing them in cases in which the handset does not support the Service or only partially supports such Service. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 117 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(36)
On December 28, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company did not supply a full Hebrew-translated operation guide together with the handsets sold to customers. If the claim is recognized as a class action the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 30 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – LAWSUITS AND LITIGATIONS (continued)

a.	The main litigation and claims that the Company is involved in are described below(continued):

(37)
On January 9, 2012, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company did not comply with the provisions of the Israeli Consumer Protection Law and its license with respect to the manner of handling customer complaints regarding incorrect charges and that as a result the group members suffered non pecuniary damages as a result of anguish and a waste of their time. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 392 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(38)
On January 19, 2012, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company did not comply with the requirements set by the Israeli Communications Law (telecommunications and broadcast) (amendment 40), 2008, regarding transmission of advertisements through telecommunications means (also known as "the spam law"). If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 90 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(39)
On February 6, 2012, a claim and a motion to certify the claim as a class action were filed against the Company and other telecommunication operators (the "Defendants"). The claim alleges that the Defendants do not comply with the requirements set by the Equal Rights for People with Disabilities (Accessibility to Telecommunications Services and Telecommunications Devices) Regulations of 2009. If the claimis recognized as a class action the total amount claimed against the Defendants, is estimated by the plaintiffs to be approximately NIS 361 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(40)
On February 7, 2012, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company breached a statutory duty and did not comply with the provisions of the Israeli Consumer Protection Law by unlawfully charging "initiation fees" when changing tariff plans. If the claim is recognized as a class action the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 158 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(41)
On February 7, 2012, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company misled its customers by misrepresenting to them the balance of unused minutes of the package of minutes, while in fact it charged them for minutes that exceeded the package. If the claim is recognized as a class action the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 475 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(42)
On February 26, 2012, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company misled its customers with respect to power and battery specifications of certain handsets. If the claim is recognized as a class action the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 35 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – LAWSUITS AND LITIGATIONS (continued)

(43)
Additional 12 claims were filed against the Company, together with a request to recognize these claims as class actions. The total amount of these claims against the Company, if the claims are recognized as a class action, is estimated at approximately NIS 346 million.

(44)	In addition to all the above mentioned claims the Company is a party to various claims arising in the ordinary course of its operations.

b.	The main litigations and claims against 012 Smile Communications Ltd ("012") and 012 Smile Telecom Ltd ("012 Smile") are involved in are described below:

(1)
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

On September 25, 2008 the Court decided to hear all the aforementioned suits and four other claims in which the 012 is not a party, but involve similar issues as the present claim, in the same proceeding.

On December 9, 2008 the Court approved a motion to amend the actions and requests of all the unified claims. On January 1, 2009 the unified and amended suit and request were filed in place of the original suits and requests (in this section: "the Amended Suit" and "the Amended Request").

In the event of certification of the Suit as a class action the total amount claimed against 012 was NIS 226 million. According to the amended statement of claim filed by the Plaintiffs on January 20, 2011, the total amount of damages claimed by Plaintiffs from all the Defendants is estimated to be NIS 642 million.

Plaintiffs claim additional damages, which are not estimated, with respect to unsuccessful attempts to make calls utilizing the cards. Plaintiffs claim that 012 is responsible for 20% of the damages according to 012's market share.

On November 3, 2010, the court granted the plaintiff's request and certified the suit as a class action against all of the defendants. On December 13, 2010, 012 Smile filed a Motion with the Supreme Court for leave to appeal on the district court's decision granting class action certification. On April 14, 2011, the Supreme Court recommended that the parties turn to a mediation route.

(2)
On November 20, 2008, a claim and a motion to certify the claim as a class action were filed against 012 in its former name Internet Gold Golden Lines Ltd.. The claim alleges that 012 unlawfully raised the monthly tariffs for its internet services. If the claim is recognized as a class action, the total amount claimed from 012 is estimated by plaintiff to be approximately NIS 81.5 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – LAWSUITS AND LITIGATIONS (continued)

b.	The main litigations and claims against 012 Smile Communications Ltd ("012") and 012 Smile Telecom Ltd ("012 Smile") are involved in are described below (continued):

(3)
On November 4, 2009, a claim and a motion to certify the claim as a class action were filed against 012. The claim alleges that 012 has violated the Israeli "anti spam" law by sending advertising materials to its customers.  The amount of the plaintiff's personal claim is set at NIS 10,000 (approximately $2,700). The estimated amount of the entire claim is yet to be known. On November 29, 2009, the court granted a temporary order preventing 012 from deleting or changing data relating to specific messages which the plaintiff claims he sent to 012. On December 1, 2011 the Plaintiff filed a motion to dismiss the Suit and the Request. The court accepted the motion on December 4, 2011 and issued a verdict dismissing the Suit and the Request.

(4)
On January, 2010, a claim to certify a class action was filed against 012, 012 Smile and others. The claim alleges that the respondents unlawfully charge their customers for calls placed to the respondents support centers regarding certain Services. If the claim is recognized as a class action, the total amount claimed from 012 is estimated by plaintiff to be approximately NIS 48.6 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(5)
On July 2010, a claim and a motion to certify the claim as a class action were filed against 012 Smile (in this section "the request"). The claim alleges that 012 Smile's advertisements regarding certain tariffs did not include complete information as to possible additional tariffs charged of third parties. The amount of the personal claim is set by the plaintiff at NIS 397. As the plaintiff has not yet determined the size of the group, the estimated amount of the entire claim is not yet known. The claim is still in its preliminary stage of the motion to be certified as a class action. On October 27, 2011 the Court has ruled to dismiss the Request without prejudice and to dismiss the Suit with prejudice (the “Verdict”).

On November 28, 2011 the plaintiff filed an appeal to the Supreme Court on the Verdict, only with respect to the part of the Verdict relating to the dismissal of the Suit with prejudice, and a preliminary hearing is scheduled to April 3, 2012.

(6)
On September 21, 2010, a claim and a motion to certify the claim as a class action were filed against 012 Smile. The claim alleges that 012 Smile did not comply with certain requirements of the Israeli Consumer Protection Law regarding contractual documents. If the claim is recognized as a class action, the total amount claimed from 012 is estimated by plaintiff to be approximately NIS 39 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

(7)
On November 24, 2011, a claim and a motion to certify the claim as a class action were filed against 012 Smile. The claim alleges that 012 Smile did not comply with the requirements of the Israeli Consumer Protection Law regarding a transaction for a determinate period and a continuous transaction. If the claim is recognized as a class action, the total amount claimed from 012 is estimated by plaintiff to be approximately NIS 467 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – LAWSUITS AND LITIGATIONS (continued)

b.	The main litigations and claims against 012 Smile Communications Ltd ("012") and 012 Smile Telecom Ltd ("012 Smile") are involved in are described below (continued):

(8)
On December 29, 2011, a claim and a motion to certify the claim as a class action were filed against 012 Smile. The claim alleges that 012 Smile operates information and premium services while utilizing international dialing codes and applying tariffs, not in accordance with its license and the requirements of the regulation for such services. The total amount claimed against 012 if the claim is recognized as a class action was not stated by the plaintiff. The claim is still in its preliminary stage of the motion to be certified as a class action.

(9)
On February 15, 2012, a claim and a motion to certify the claim as a class action were filed against 012 Smile and other telecommunication operators (the "defendants"). The claim alleges that the defendants misled the purchasers of prepaid calling cards designated for international calls with respect to certain bonus minutes. The total amount claimed against 012 (and against each of the other defendants) if the claim is recognized as a class action is estimated by the plaintiff to be NIS 2.7 billion. The claim is still in its preliminary stage of the motion to be certified as a class action.

(10)
Additional 3 claims were filed against 012 and 012 Smile, together with a request to recognize these claims as class actions. The total amount of these claims against 012 and 012 Smile together, if the claims are recognized as a class action, is estimated at approximately NIS 21 million.

(11)	In addition to all the above mentioned claims, 012 and 012 Smile is a party to variousclaims arising in the ordinary course of its operations.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – LAWSUITS AND LITIGATIONS (continued)

c.	Contingencies in respect of regulatory demands and building and planning procedures

(1)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due. Cost of revenue was reduced by approximately NIS 50 million in 2010 following a Supreme Court decision in December 2010 to fully accept the Company's petition against the Ministry of Communications regarding the amount of frequency fees that the Company should have paid for frequencies allocated to the Company. In addition, an amount of approximately NIS 10 million was recorded in other income in the financial statement. In December 28, 2011, the Company received an amount of approximately NIS 11 million as a final payment according to the Court's decision. This payment was recorded as a reduction of frequency fees and as other income (approximately NIS 6 million and NIS 5 million, respectively). See also note 20(2).

(2)
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

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators. This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36. Between January 3, 2006 and December 31, 2011 the Company provided the local authorities with 421 indemnification letters as a pre-condition for obtaining building permits.

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

NOTE 23 – EQUITY AND SHARE BASED PAYMENTS

a.	Share capital:

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange under the symbol "PTNR", and are quoted on the NASDAQ Global Select Market™, in the form of American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, under the symbol "PTNR", according to the dual listing regulations. The ADSs are evidenced by American Depositary Receipts ("ADRs") originally issued by JPMorgan Chase, as depositary under the Deposit Agreement, dated as of November 1, 1999, among the Company, JPMorgan Chase and registered holders from time to time of ADRs. ADSs were first issued in October 1999. Since March 2006 and until November 2011, the Bank of New York has served as the Company's depository for ADSs.  Since November 2011, Citibank serves as the Company's depository for ADSs.

Under the provisions of the Company's licenses (note 1(c)), restrictions are placed on transfer of the Company's shares and placing liens thereon. The restrictions include the requirement that the advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company's shares to a third party.

On February 6, 2008, the Company's Board of Directors approved a share buyback plan of up to NIS 600 million in 2008. Through December 31, 2008 the Company purchased it own 4,467,990 shares at the cost of NIS 351 million ("treasury shares"). The Board of Directors subsequently suspended the share buy-back plan. In accordance with the Israeli Companies Law, the treasury shares are considered dormant shares as long as they are held by the Company, and as such they do not bear any rights (including the right to vote and to receive dividends) until they are transferred to a third party.

The holders of ordinary shares are entitled to receive dividends as declared. See also (c) below in respect of dividends.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees – share options:

(1)
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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - EQUITY AND SHARE BASED PAYMENTS (continued)

(2)
On February 23, 2009, the 2004 Share Option Plan, was further amended by the Board of Directors (the "Plan Amendments") to include the following two material amendments: (i) with respect to options granted on or after February 23, 2009, the date of approval of the Plan Amendments by the Board of Directors (the "Board Approval"), a dividend-adjustment mechanism, reducing the exercise price of such options following each dividend distribution in the ordinary course of business in an amount in excess of 40% (forty percent) or of another percent resolved by the Board of Directors, of the Company's net income for the relevant period ("the Excess Dividend") by an amount equal to the gross amount of the Excess Dividend per Ordinary Share. (ii) with respect to all options granted under the 2004 Share Option Plan, a dividend adjustment mechanism reducing the exercise price of such options following each dividend distribution other than in the ordinary course, by an amount which the Board of Directors considers as reflecting the impact that such distribution will have or will likely to have on the trading price of the Ordinary Shares, and provisions authorizing the Board of Directors to allow option holders to exercise their vested options during a fixed period, through a cashless exercise procedure, pursuant to which each vested option will entitle its holder to the right to purchase Ordinary Shares (subject to the adjustments). The Plan Amendments were approved by the Company's shareholders. The amendments to the 2004 plan on February 2009 did not have an effect on the Company's financial results regarding the grants made before that date.

On December 27, 2009, following the resolution regarding the capital reduction in the amount of NIS 1.4 billion, the Board of Directors approved a reduction to the exercise price in an amount equivalent to 50% of the amount of the distribution per share. The exercise price was reduced on the record date on March 7, 2010. See also note (d) below.

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

In 2010 3,310,500 share options were granted to senior officers and managers of the Company following the approval of the Company's Board of Directors, of which 1,100,000 share options were afterwards cancelled and regranted to the same senior officers under the same terms and conditions except for the exercise price. The fair value difference before and after the amendment is approximately NIS 3 million that is regarded as additional compensation.

In 2011 2,977,275 share options were granted to senior officers and managers of the Company and its subsidiary following the approval of the Company's Board of Directors.

Through December 31, 2011 – 17,600,275 options have been granted to the Group's employees pursuant to the 2004 Plan, of which 5,628,113 options have been exercised, 5,514,646 options were forfeited and 4,625 options expired (options forfeited and expired are available for subsequent grants), and 6,452,891 outstanding.

As of December 31, 2011 - 1,835,996 of the 2004 Plan remain ungranted. The ordinary shares derived from the exercise of the options confer the same rights as the other ordinary shares of the Company. The vesting periods for the options granted under this plan are between 1 to 4 years.

In January 2012 the Board of Directors approved the grant of 220,000 share options to senior officers of the Company.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - EQUITY AND SHARE BASED PAYMENTS (continued)

(3)
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

(4)	The expenses recognized in respect of the fair value of the options granted in the years ended December 31, 2009, 2010 and 2011 are NIS 22 million, NIS 23 million, and NIS 19 million respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - EQUITY AND SHARE BASED PAYMENTS (continued)

(5)	Following is a summary of the status of the plans as of December 31, 2009, 2010 and 2011 and the changes therein during the years ended on those dates:

	Year ended December 31
	2009		2010		2011
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price**
		NIS		NIS		NIS
Balance outstanding at beginning
of year	2,231,187	39.21	5,315,945	*56.47	6,826,275	55.88
Changes during the year:
Granted	4,185,500	*60.42	3,310,500	**62.40	2,977,275	50.87
Exercised ***	(1,020,742)	37.28	(1,529,795)	*44.82	(1,454,250)	47.57
Forfeited	(71,250)	29.1	(270,375)	*58.48	(1,896,409)	56.59
Expired	(8,750)	27.35
Balance outstanding at end of the year	5,315,945	*56.47	6,826,275	**55.88	6,452,891	52.98
Balance exercisable at end of the year	928,945	*45.25	2,243,022	**47.91	2,145,389	53.49

*	After taking into account the dividend benefit.
**	After taking into account the dividend benefit and the exercise price amendment on July 2010, see (1)(d) above.
***	The number of shares issued as a result of options exercised during 2011 is 396,532 due to the Cashless mechanism.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during 2009, 2010 and 2011 (After taking into account the exercise price amendment on July 2010, see (1)(d) above): NIS 8.94, NIS 9.68 and NIS 6.28 per option, respectively. The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 2009 4.42%, 2010 5.08% and 2011 5.01%; expected volatility (standard deviation) of 27%, 29%, and 27% respectively; risk-free interest rate: 2009 - 2.9%, 2010 – 2.9%, 2011 – 3.65%; weighted average expected life: 2009-4 years, 2010 - 3 years, 2011 – 3 years. The expected volatility is based on a historical volatility, by statistical analysis of the daily share price for periods corresponding the option's expected life. The expected life is expected length of time until expected date of exercising the options, based on historical data on employees' exercise behavior and anticipated future condition.

The number of options outstanding as of December 31, 2011 is 6,452,891; of which 2,145,389 are exercisable, and options in the amounts of 1,936,788, 1,870,689, and 500,025 are expected to become exercisable in 2012, 2013, and 2014 respectively. In respect of which, and as of December 31, 2011, the company expects to record a total amount of compensation expenses of approximately NIS 16 million during the next three years.

.
PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - EQUITY AND SHARE BASED PAYMENTS (continued)

Share options outstanding as of December 31, 2011 have the following expiry date and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS**

2012	205,700	57.64
2014	399,191	48.70
2015	13,375	26.21
2016	32,500	29.45
2017	81,000	53.44
2018	12,500	61.53
2019	1,513,750	51.16
2020	1,433,700	60.81
2021	2,761,175	50.54
	6,452,891	52.98

Share options outstanding as of December 31, 2010 have the following expiry date and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS**
2011	8,750	21.72
2014	403,316	49.95
2015	283,542	61.90
2016	299,167	60.39
2017	133,250	55.07
2018	12,500	61.53
2019	3,317,750	51.44
2020	2,368,000	61.95
	6,826,275	55.88

Share options outstanding as of December 31, 2009 have the following expiry date and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS*
2010	17,750	17.49
2011	18,750	21.72
2014	294,600	26.74
2015	29,325	30.73
2016	170,500	33.12
2017	635,250	53.08
2018	68,770	66.05
2019	4,081,000	60.47
	5,315,945	56.47

*	After taking into account the dividend benefit.
**	After taking into account the dividend benefit and the exercise price amendment on July 2010, see (1)(d) above.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - EQUITY AND SHARE BASED PAYMENTS (continued)

c.	Dividends

On February 23, 2011, the Company's Board of Directors resolved the distribution of a cash dividend (with respect to the fourth quarter of 2010) in the amount of NIS 1.92 per share (approximately NIS 298 million) to shareholders of record on March 16, 2011. The dividend was paid on March 28, 2011.

On May 24, 2011, the Company’s Board of Directors resolved the distribution of a cash dividend (with respect to the first quarter of 2011) in the amount of NIS 1.35 per share (approximately NIS 210 million) to shareholders of record on June 29, 2011. The dividend was paid on July 11, 2011.

On November 22, 2011, the Company’s Board of Directors resolved the distribution of a cash dividend (with respect to the third quarter of 2011) in the amount of NIS 0.9 per share (approximately NIS 140 million) to shareholders of record on December 7, 2011. The dividend was paid on December 20, 2011.

	For the year ended December 31,
	2009		2010		2011
	Per share in NIS	NIS in millions	Per share in NIS	NIS in millions	Per share in NIS	NIS in millions
Dividends declared during the year	6.38	982	7.82	1,212	4.17	648
Tax withheld		(14)		(17)		(6)
Previously withheld tax - paid during the year		18		14		17
Net Cash flow in respect of dividends during the year		986		1,209		659

On March 16, 2010, the Company's Board of Directors approved a dividend policy, targeting minimum of 80% payout ratio of annual net income for the year 2010. This dividend policy was reaffirmed by the Board of Directors with respect to 2011 and, on March 21, 2012, with respect to 2012.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 24 – EXPENSES

(a) Cost of revenues	New Israeli Shekels
	Year ended December 31,
	2009	2010	2011
	In millions
Payments to transmission, communication and content providers	1,238	1,342	1,069
Cost of handsets, accessories and ISP related equipment	564	746	1,368
Wages, employee benefits expenses and car maintenance	557	575	705
Depreciation, amortization and impairment charges	558	663	708
Costs of handling, replacing or repairing handsets	212	199	152
Operating lease, rent and overhead expenses	*269	*301	308
Network and cable maintenance	147	63	142
Payments to internet service providers (ISP)			124
Carkit installation, IT support, and other operating expenses	93	86	83
Royalty expenses	65	43	63
Amortization of rights of use			29
Impairment of deferred expenses – right of use (see note 14)			148
Other	*67	*75	79
Total cost of revenues	3,770	4,093	4,978

*Figures for the years 2009 and 2010 were reclassified

(b) Selling and marketing expenses	New Israeli Shekels
	Year ended December 31,
	2009	2010	2011
	In millions
Wages, employee benefits expenses and car maintenance	184	228	335
Advertising and marketing	118	142	82
Selling commissions, net	8	25	82
Depreciation and amortization	7	10	45
Impairment of intangible assets (see note 12)			87
Other	70	74	80
Total selling and marketing expenses	387	479	711

(c) General and administrative expenses	New Israeli Shekels
	Year ended December 31,
	2009	2010	2011
	In millions
Bad debts and allowance for doubtful accounts	78	50	42
Wages, employee benefits expenses and car maintenance	87	122	100
Professional fees	40	45	41
Credit card and other commissions	32	33	42
Depreciation	12	12	17
Other	41	44	49
Total general and administrative expenses	290	306	291

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 24 – EXPENSES (continued)

(d) Employee benefit expense	New Israeli Shekels
	Year ended December 31,
	2009	2010	2011
	In millions
Wages and salaries including social benefits, social security costs and pension costs, defined contribution plans and defined benefit plans	745	823	1,028
Expenses in respect of share options that were granted to employees	22	23	19
	767	846	1,047

NOTE 25 – OTHER INCOME, NET

	New Israeli Shekels Year ended December 31,
	2009	2010	2011
	In millions
Unwinding of trade receivables	60	63	104
Other income, net	12	4	3
Capital loss from property and equipment	(3)	(3)	(2)
	69	64	105

NOTE 26 – FINANCE COSTS, NET

	New Israeli Shekels
	Year ended December 31,
	2009	2010	2011
	In millions
Fair value gain from derivative financial instruments, net	18	-	18
Net foreign exchange rate gains	-	16	-
Interest income from cash equivalents	1	3	10
Expected return on plan assets	6	6	6
Other	3	3	5
Finance income	28	28	39

Interest expenses	86	127	205
Linkage expenses to CPI	88	54	77
Interest costs in respect of liability for employees rights upon retirement	9	7	9
Fair value loss from derivative financial instruments, net	-	6	-
Net foreign exchange rate losses	9	-	18
Factoring costs, net	4	1	2
Other finance costs	8	14	22
Finance expense	204	209	333
	176	181	294

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 27 – INCOME TAX EXPENSES

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes through tax-year 2007 were measured in real terms, having regard to the changes in the Israeli CPI. Commencing the tax-year 2008 and thereafter the Company and its subsidiaries are measured for tax purposes in nominal values, except for certain transition provisions: certain losses carryforwards for tax purposes, and certain tax deductible depreciation expenses shall be adjusted to the changes in the CPI until the end of 2007.

b.	Corporate income tax rates applicable to the Group

The Group is taxed according to the regular corporate income tax in Israel.  In August 2005, amendment (No. 147) to Income Tax Ordinance was enacted, revising the corporate tax rates prescribed as follows: 2008 - 27%, 2009 - 26% and for 2010 and thereafter - 25%.

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

On December 6, 2011, the "Tax Burden Distribution Law" Legislation Amendments (2011) was published. Under this law, the previously approved gradual decrease in corporate tax is discontinued. Corporate tax rate will increase to a fix rate of 25% as from 2012 and thereafter.

As a result of the aforementioned change in the future corporate tax rate, the deferred tax liability as of December 31, 2011 has increased in the amount of approximately NIS 12 million, with corresponding increase in deferred tax expenses in the income statement.

c.	Losses carried forward to future years and other temporary differences

At December 31, 2011, two subsidiaries of the Company did not recognize deferred tax asset in respect of carryforward tax losses of approximately NIS 18 million and NIS 60 million. In addition, another subsidiary did not recognize deferred tax asset in respect of deductible temporary differences and carryforward tax losses in a total amount of NIS 235 million. The carryforward tax losses can be utilized indefinitely. The Group did not recognize deferred tax assets in respect thereof since the Group's management does not expect that it is probable that sufficient and suitable taxable profits will be available in the future, against which the reversal of the temporary differences can be deducted.

A subsidiary has recognized deferred income tax asset in an amount of NIS 29 million in respect of carryforward tax losses of approximately NIS 116 million. See also note 4(b)(4).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 27 - INCOME TAX EXPENSES (continued)

d.	Deferred income taxes

Balances of deferred tax asset (liability) in NIS millions are attributable to the following items:

Balance of deferred tax asset (liability) in respect of	As at January 1, 2009	Charged to the income statement	Effect of change in corporate tax rate	Charged to other comprehensive income	As at December 31, 2009	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2010	Acquisition of subsidiary	Charged to the income statement	Charged to other comprehensive income	Effect of change in corporate tax rate	As at December 31, 2011
Allowance for doubtful accounts	66	(3)	(2)		61	(1)		60	*	(5)		6	61

Provisions for employee rights	20	(1)	(1)	(4)	14	1	2	17	1	(8)	5	2	17

Subscriber acquisition costs	41	(30)	(1)		10	(10)			1	(1)		*	*

Depreciable fixed assets and software	(90)	(35)	26		(99)	(6)		(105)	(2)	10		(26)	(123)

Carry forward losses									16	8		5	29

Amortized licenses and other intangibles	11	8	(4)		15	(2)		13	(3)	7		2	19

Options granted to employees	22	(18)			4	(2)		2		(1)		*	1

Financial instruments	9	(5)			4	(4)		*		*		*	*

Other	2	3			5	6		11	(1)			(1)	9
Total	81	(81)	18	(4)	14	(18)	2	(2)	12	10	5	(12)	13

* Represents an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 27 - INCOME TAX EXPENSES (continued)

	New Israeli Shekels
	December 31,
	2009	2010	2011
	In millions
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	57	59	104
Deferred tax assets to be recovered within 12 months	56	44	43
	113	103	147
Deferred tax liabilities

Deferred tax liabilities to be recovered after more than 12 months	99	105	115
Deferred tax liabilities to be recovered within 12 months		*	19
	99	105	134
Deferred tax assets (liability), net	14	(2)	13

* Represents an amount of less than NIS 1 million.

e.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b. above), and the actual tax expense:

	New Israeli Shekels
	Year ended December 31
	2009	2010	2011
	In millions
Profit before taxes on income,
as reported in the income statements	1,525	1,679	742
Theoretical tax expense	396	420	178
Increase in tax resulting from disallowable deductions
for the current year mainly relating to impairment charges	3	8	18
Decrease (increase) in tax resulting from deferred taxes calculated based on different tax rates		(3)	7
Temporary differences and tax losses for which no
deferred income tax asset was recognized			63
Taxes on income in respect of previous years		5	14
Expenses deductible according to different tax rates		1	*
Change in corporate tax rate, see b above	(18)		12
Other	3	5	7
Income tax expenses	384	436	299

* Represents an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 27 - INCOME TAX EXPENSES (continued)

f.	Taxes on income included in the income statements:

1)	As follows:

	New Israeli Shekels
	Year ended December 31
	2009	2010	2011
	In millions
For the reported year:
Current	321	413	288
Deferred, see d above	76	14	(15)
Effect of change in corporate tax rate on deferred taxes	(18)		12
In respect of previous year:
Current	-	5	9
Deferred, see d above	5	4	5
	384	436	299

g.	Tax assessments:

1)	The Company has received final corporate tax assessments through the year ended December 31, 2006. The Company is under corporate income tax regular audit by the tax authority.

2)
As general rule, tax self-assessments filed by subsidiary through the year ended December 31, 2007, and another subsidiary through the year ended December 31, 2006 are, by law, now regarded as final. However, the manager of the tax authority may direct that the abovementioned last tax self assessment will not be regarded as final until December 31, 2012.

3)	All income before taxes and income tax expenses for all of the reporting periods are local in Israel.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 28 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Transactions with Scailex group

On October 28, 2009 Scailex became the Company's principal shareholder.

On May 5, 2011, the shareholders of the Company approved and ratified an amendment to the Samsung Products Agreement according to which: (a) the total volume of the annual procurement from Scailex shall not exceed NIS 550 million and will not exceed 40% of the total cost of the products purchased by the Company in a calendar year (b) if an auditor agreed upon by both parties should confirm that the annual gross profit margin of any group of products exceeds Scailex’s average gross profit margin, from the same group of products with any entity in which Scailex is not an interested party therein, Scailex shall credit the difference to the Company; and (c) The term of the Samsung Products Agreement is for a period of two years instead of three years, commencing on January 1, 2011.

	New Israeli Shekels
	Period from October 28, 2009 to December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
Transactions with Scailex group	In millions
Service revenues	0.9	1.5	0.8
Acquisition of handsets	14	143	478
Selling commissions, maintenance and other expenses (revenues)	2	3.8	(4)

	New Israeli Shekels
	December 31,
	2010	2011
Statement of financial position items - Scailex group	In millions
Current liabilities: Scailex group	72	142

The transactions are carried out in the ordinary course of business. Management believes that such transactions were carried out under normal market conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 28 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

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

Period from January 1, 2009 to October 28, 2009
Transactions with Hutchison group	NIS In millions
Acquisition of handsets from related parties	11

Selling commissions, maintenance and other expenses	5

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 28 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

c.	Key management compensation

Key management personnel are the senior management of the Company and the members of the Company's Board of Directors.

	New Israeli Shekels
	Year ended December 31
	2009	2010	2011
Key management compensation expenses comprised	In millions

Salaries and short-term employee benefits	28	31	18
Long term employment benefits	5	37	13
Employee share-based compensation expenses	16	16	12
	49	84	43

	New Israeli Shekels
	December 31,
	2010	2011
Statement of financial position items - key management	In millions

Current liabilities:	20	5
Non-current liabilities:	24	13

In order to encourage the Company’s executive officers to remain with the Company following the sale by Advent of its controlling interest, the Company’s Board of Directors, upon the recommendation and approval of its Audit and Compensation Committees, adopted a two-year retention plan on September 9, 2009.  According to the terms of the plan, retention payments will be made to each of the Company’s eligible executive officers at the first and second anniversaries of the date of adoption of the retention plan, provided the executive officer has not resigned for reasons other than for certain justified reasons, as specified in the retention plan or in case of termination by the Company. The maximum aggregate amount of all retention payments together is USD 6.5 million (NIS 23.4 million). According to this retention plan a total amount of USD 4 million (NIS 15 million) was paid during 2010 which included an amount of USD 1 million paid to the Company's former CEO,  and an amount of USD 2.5 million was paid during 2011.

Furthermore, an amount of USD 1 million was paid in 2010 to the Company's former CEO based on a retention plan that the Company adopted in February 2009.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 28 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

The Company undertook to pay Mr. Amikam Cohen, who retired from his functions as chief executive officer on January 1, 2007, and from the Company on April 1, 2007, as part of his special retirement compensation, a non-compete payment of USD 0.6 million (NIS 2.3 million), in five equal installments, each payment to be made at the end of a six-month period over two and a half years starting in November 2007. The last payment was made in May 2010.

Members of the key management may have purchased portions of the Company's notes payable that are listed on the TASE through regular stock exchange transactions. See also note 17.

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

NOTE 29 – DILUTED EARNINGS PER SHARE

Following are data relating to the net income and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	New Israeli Shekels
	Year ended December 31
	2009	2010	2011
Profit used for the computation of
basic and diluted EPS:
Profit (in millions)	1,141	1,243	443
Weighted average number of shares used
in computation of basic EPS (in thousands)	153,809	154,866	155,542
Add - net additional shares from assumed
exercise of employee stock options (in thousands)	1,008	1,430	237
Weighted average number of shares used in
computation of diluted EPS (in thousands)	154,817	156,296	155,779

For the years ended December 31, 2011, 2010 and 2009 options in the total amount of 5,889,  1,087 and 1,719 thousands respectively, were not taken into account in computation of diluted earnings (loss) per share, because of their anti dilutive effect.