Form 20-F/A
period 2011-12-31
PARTNER COMMUNICATIONS CO LTD
filed 2012-03-26
CIK 1096691

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT TO APPLICATION OR REPORT
FILED PURSUANT TO SECTION 12, 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

As filed with the Securities and Exchange Commission on March 26, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

YES ☐    NO ☒

AMENDMENT NO. 1 TO FORM 20-F

EXPLANATORY NOTE

The registrant hereby amends its annual report on Form 20-F for the fiscal year ended December 31, 2011, which was filed with the Securities and Exchange Commission on March 22, 2012 (the “Form 20-F”), solely for the purpose of amending (i) Item 5B to eliminate a typographical error and (ii) Item 6A to clarify the dates on which the appointments of two members of senior management became effective. Other than such amendment, this amendment does not amend, update or restate any information set forth in the Form 20-F.

3

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

5B.3         Total Net Financial Debt.

At December 31, 2011, total net financial debt (total current and non-current borrowings including capital lease obligations less cash and cash equivalents) amounted to NIS 4,642 million, compared to NIS 3,395 million at December 31, 2010. The increase in net financial debt compared with 2010 principally reflected debt incurred in connection with the acquisition of 012 Smile (approximately NIS 1.45 billion)  which was partially offset by free cash flow.

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
(6) Appointed effective January 1, 2012
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

Guillermo Codner was appointed as VP Human Resources effective in November 2011. Prior to joining the Company Mr. Codner served during the years 2008-2011 as CEO of Incentives Solutions Israel, a leading market company that develops and provides software solutions for the management of variable pay and employee benefits. During the years 2006-2008 he served as VP Human Resources at Taldor IT. From 1999 to 2006 Mr. Codner served as head of the salary, compensation and benefits and human resources planning department of Partner and was one of the first employees of the Company. Guillermo holds a BA in economics and management from the Technion.

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

Confidential material has been redacted and has been separately filed with the Securities and Exchange

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

Partner Communications Company Ltd.

By: /s/ Haim Romano

Chief Executive Officer

March 26, 2012

By: /s/ Ziv Leitman

Chief Financial Officer

March 26, 2012

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