Form 20-F
period 2012-12-31
PARTNER COMMUNICATIONS CO LTD
filed 2013-03-19
CIK 1096691

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
ANNUAL REPORT
FILED PURSUANT TO SECTION 12, 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

As filed with the Securities and Exchange Commission on March 19, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

YES ☐                 NO ☒

INTRODUCTION

As used herein, references to “we,” “our,” “us,” “Partner” or the “Company” are references to Partner Communications Company Ltd. and its wholly-owned subsidiaries, Partner Future Communications 2000 Ltd., Partner Land-Line Communications Solutions LLP, Partner Business Communications Solutions LLP (of which Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner), and, as of March 3, 2011 (the date of acquisition),  012 Smile Telecom Ltd., except as the context otherwise requires. In addition, references to our “financial statements” are to our consolidated financial statements, unless the context requires otherwise.

The Company provides telecommunications services in the following two segments: (1) cellular communications services (“Cellular Services”) and (2) fixed-line communication services (“Fixed-Line Services”), which include: (a) Internet services (“ISP”) that provide access to the internet as well as home WiFi networks, including Value Added Services ("VAS") such as anti virus and anti spam filtering; and fixed-line voice communication services provided through Voice Over Broadband ("VOB"); (b) Transmission services and Primary Rate Interface (“PRI”); (c) International Long Distance services ("ILD"); outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. The cellular segment and the fixed-line segment also include operations of equipment selling: mainly handsets, phones, modems, data cards, domestic routers and related equipment. Unless the context indicates otherwise, expressions such as “our business,” “Partner’s business” and “the Company’s business” or “industry” refer to both Cellular and Fixed-Line Services.

In this document, references to “$,” “US$,” “US dollars,” “USD” and “dollars” are to United States dollars, and references to “NIS” and “shekels” are to New Israeli Shekels. We maintain our financial books and records in shekels. This annual report contains translations of NIS amounts into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this annual report as convenience translations could have been or could be converted from NIS into US dollars at these rates, at any particular rate or at all. The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on December 31, 2012, of NIS 3.733= US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Our financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards (“IFRS”) published by the International Accounting Standards Board (“IASB”). See “Item 18. Financial Statements” and “Item 5A. Operating and Financial Review and Prospects – Operating Results”.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this annual report, including the statements in the sections of this annual report entitled “Item 3D. Key Information – Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report regarding our future performance, revenues or margins, market share or reduction of expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular and fixed-line telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks We Face, See “Item 3D Risk Factors,” “Item 4 Information On The Company” “Item 5 Operating And Financial Review And Prospects” “Item 8A.1 Legal And Administrative Proceedings” and “Item 11 Quantitative And Qualitative Disclosures About Market Risk”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1.                      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

3A.          Selected Financial Data

Our consolidated financial statements for the years ended December 31, 2008, 2009, 2010, 2011 and 2012, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) published by the International Accounting Standards Board (“IASB”).

The tables below at and for the years ended December 31, 2008, 2009, 2010, 2011 and 2012, set forth selected consolidated financial data under IFRS. The selected financial information is derived from our consolidated financial statements, which have been audited by Kesselman & Kesselman, independent registered public accountants in Israel and a member of PricewaterhouseCoopers International Limited. The audited consolidated financial statements at and for the years ended December 31, 2010, 2011 and 2012, appear at the end of this report.

	Year ended December 31,
	2008	2009	2010	2011	2012	2012
	New Israeli Shekels in millions (except per share data)					US$ in millions (1)
Consolidated Statement of Income Data

Revenues	6,302	6,079	6,674	6,998	5,572	1,493

Cost of revenues	3,868	3,770	4,093	4,978	4,031	1,080

Gross profit	2,434	2,309	2,581	2,020	1,541	413

Selling and marketing expenses	388	387	479	711	551	148
General and administrative expenses	284	290	306	291	236	63
Impairment of goodwill	-			87
Other income, net	64	69	64	105	111	30

Operating profit	1,826	1,701	1,860	1,036	865	232
	-
Finance income	30	28	28	39	27	7
Finance expenses	214	204	209	333	261	70
Finance costs, net	184	176	181	294	234	63

Profit before income tax	1,642	1,525	1,679	742	631	169

Income tax expenses	444	384	436	299	153	41

Profit for the year	1,198	1,141	1,243	443	478	128

Earnings per ordinary share and per ADS

Basic:	7.71	7.42	8.03	2.85	3.07	0.82

Diluted	7.65	7.37	7.95	2.84	3.07	0.82

Weighted average number of shares outstanding (in thousands)

Basic:	155,350	153,809	154,866	155,542	155,646	155,646
Diluted:	156,520	154,817	156,296	155,779	155,773	155,773

	Year ended December 31,
	2008	2009	2010	2011	2012	2012
	New Israeli Shekels in millions (except per share data)					US$ in millions (1)

Other Financial Data

Capital expenditures (2)	589	522	435	468	558	149

Adjusted EBITDA (3)	2,298	2,304	2,570	2,178	1,602	429

Dividend per share (4)	5.45	6.86	7.85	2.25	1.03	0.28

Capital reduction (4)	-	–	9.04	-		-

Statement of Cash Flow Data

Net cash provided by operating activities	1,915	1,753	1,958	1,570	1,705	458

Net cash used in investing activities	(514)	(732)	(486)	(1,085)	(471)	(126)

Net cash used in financing activities	(1,365)	(876)	(1,480)	(274)	(1,218)	(328)

Balance Sheet Data (at year end)

Current assets	1,472	1,807	1,830	2,308	2,120	569

Non current assets	3,693	3,816	3,797	4,779	4,297	1,150

Advance payment in respect of the acquisition of 012 smile	-	-	30	-		-

Property and equipment	1,935	2,064	2,058	2,051	1,990	533

License and other intangible assets	1,260	1,260	1,077	1,290	1,217	326

Goodwill	-	-	-	407	407	109

Deferred income tax asset	81	14	–	30	36	9

Derivative financial instruments	-	4	6	24	1	*

Total assets	5,165	5,623	5,627	7,087	6,417	1,719

Current liabilities (5)	1,734	1,915	1,826	1,889	1,525	408

Long-term liabilities (5)	1,699	1,746	3,175	4,773	4,151	1,112

Total liabilities	3,433	3,661	5,001	6,662	5,676	1,520

Shareholders’ equity	1,732	1,962	626	425	741	199

Total liabilities and shareholders’ equity	5,165	5,623	5,627	7,087	6,417	1,719

*Representing an amount less than 1 million

(1)
The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on December 31, 2012, of NIS 3.733 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

(2)	Capital Expenditure represents additions to property and equipment and computer software.

(3)
Adjusted EBITDA as reviewed by the Chief Operating Decision Maker (“CODM”) represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures in other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. We use the term "Adjusted EBITDA" to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share- based compensation expenses, but the Adjusted EBITDA is fully comparable to EBITDA information which has been previously provided for prior periods.

(4)
The dividend per share was calculated in respect of the period for which it was announced. During 2012, the Company declared a dividend in the amount of approximately NIS 160 million (US$ 43 million), or NIS 1.03 per share. The aggregate total dividend for 2011 was NIS 350 million or NIS 2.25 per share. The aggregate total dividend for 2010 was NIS 1,217 million or NIS 7.85 per share. A further NIS 1,400 million, or NIS 9.04 per share, was distributed to shareholders in March 2010 following the reduction of the shareholders’ equity as approved by the Courts.

(5)	See Notes 15 and 16 to the consolidated financial statements for information regarding long-term liabilities and current maturities of long-term bank loans and notes payable.

The tables below at and for the years ended December 31, 2008, 2009, 2010, 2011 and 2012, set forth a reconciliation between operating cash flow and Adjusted EBITDA.

	Year ended December 31,
	2008	2009	2010	2011	2012	2012
	New Israeli Shekels in millions					US $ in millions (1)

Reconciliation Between Operating Cash flow and Adjusted EBITDA
Net cash provided by operating activities	1,915	1,753	1,958	1,570	1,705	458
Liability for employee rights upon retirement	(5)	(1)	(8)	26	12	3
Accrued interest, exchange and linkage differences on long-term liabilities	(182)	(167)	(160)	(289)	(222)	(60)
Increase (Decrease) in accounts receivable and assets:
Trade	(47)	229	214	190	(467)	(125)
Other (*)	(4)	16	34	2	16	4
Inventories	(8)	33	(57)	58	(65)	(17)

Decrease (Increase) in accounts payable and accruals:
Trade	(10)	(43)	40	37	107	28
Parent group-trade	(1)	17	(38)	(70)	72	19
Other (*)	48	(43)	(15)	54	64	17
Decrease (Increase) in asset retirement obligation	(1)	1	(1)	(1)	(1)	-
Income tax paid	420	339	426	311	153	41
Financial expenses, net (**)	173	170	177	290	228	61

Adjusted EBITDA (2)	2,298	2,304	2,570	2,178	1,602	429

(1)
The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on December 31, 2012, of NIS 3.733 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

(2)
Adjusted EBITDA as reviewed by the Chief Operating Decision Maker (“CODM”) represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and share- based compensation expenses) and impairment charges, as a measure of segment profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures in other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. We use the term "Adjusted EBITDA" to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share-based compensation expenses, but the Adjusted EBITDA is fully comparable to EBITDA information which has been previously provided for prior periods.

(*)           Excluding provision for tax expenses.

(**)         Financial expenses, net excluding any charge for the amortization of borrowing costs that were capitalized before the launch of the cellular network.

	At December 31,
	2010	2011	2012

Cellular Industry Data

Estimated population of Israel (in millions) (1)	7.7	7.8	8.0
Estimated Israeli cellular telephone subscribers (in millions) (2)	9.9	10.0	10.2
Estimated Israeli cellular telephone penetration (3)	129%	128%	128%

	Year ended December 31,
	2008	2009	2010	2011	2012

Partner Data
Cellular subscribers (000’s) (at period end) (4)	2,898	3,042	3,160	3,176	2,976
Pre-paid cellular subscribers (000’s) (at period end) (4)	745	811	870	894	874

Post-paid cellular subscribers (000’s) (at period end) (4)	2,153	2,231	2,290	2,282	2,102

Share of total Israeli cellular subscribers (at period end) (5)	32%	32%	32%	32%	29%
Average monthly usage per cellular subscriber (“MOU”) (mins.) (6)	365	364	366	397	450
Average monthly revenue per cellular subscriber including roaming (“ARPU”) (NIS) (7)	161	151	148	111	97
Churn rate for cellular subscribers (8)	18%	18%	21%	29%	38%
Number of fixed-lines (000’s) (9) (at period end)			69	292	288
ISP subscribers (000’s) (at period end)			60	632	587

Estimated cellular coverage of Israeli population (at period end) (10)	98%	98%	99%	99%	99%

Number of employees (full time equivalent) (at period end) (11)	4,671	5,670	6,068	7,891	5,396

(1)	The population estimates are as published by the Central Bureau of Statistics in Israel as of December 31, 2012.

(2)
We have estimated the total number of Israeli cellular telephone subscribers based on Partner subscriber data as well as information contained in published reports and public statements issued by operators and data regarding the number of subscribers porting between operators.

(3)
Total number of estimated Israeli cellular telephone subscribers expressed as a percentage of the estimated population of Israel. The total number of estimated cellular telephone subscribers includes dormant subscribers as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers.

(4)
In accordance with general practice in the cellular telephone industry, we use the term “subscriber”, unless the context otherwise requires, to indicate a telephone or a data or video device, rather than either a bill-paying network customer, who may have a number of telephones connected to the network, or a cellular telephone user who may share a single telephone with a number of other users. “Subscriber” includes our pre-paid customers. A pre-paid subscriber is recognized as such only following the actual use of his pre-paid SIM card and, as of January 2011, only once they have generated revenues in the amount of at least one shekel (excluding VAT).

References to the number of subscribers are stated net of subscribers who leave or are disconnected from the network, or who have not generated revenue for the Company for a period of over six consecutive months ending at a reporting date.

(5)	Total number of Partner subscribers expressed as a percentage of the estimated total number of Israeli cellular subscribers.

(6)
We have calculated our average monthly usage per cellular subscriber by (i) dividing, for each month in such period, the total number of minutes of usage, excluding in roaming usage, during such month by the average of the number of our subscribers, and (ii) dividing the sum of such results by the number of months in the relevant period.

(7)
We have calculated our average monthly revenue per cellular subscriber by (i) dividing, for each month in the relevant year, the total cellular segment service revenues during the month by the average number of our cellular subscribers during that month, and (ii) dividing the sum of all such results by the number of months in the relevant period.

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

(9)
Fixed lines include Primary Rate Interface (“PRI”) lines, whereby each PRI is considered  to include 30 lines according to the number of channels, Session Initiation Protocol ("SIP") trunks and Voice over Broadband (“VoB”) lines.

(10)
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

	Year ended December 31,
	2008	2009	2010	2011	2012

Average (1)	3.588	3.927	3.732	3.579	3.844
High	4.022	4.256	3.894	3.821	4.084
Low	3.230	3.690	3.549	3.363	3.700
End of period	3.802	3.775	3.549	3.821	3.733

(1)	Calculated based on the average of the exchange rates on the last day of each month during the relevant period.

	September 2012	October 2012	November 2012	December 2012	January 2013	February 2013	March 2013 (through March 15)

High	4.029	3.895	3.952	3.835	3.791	3.733	3.733
Low	3.887	3.792	3.810	3.726	3.714	3.663	3.681

On December 31, 2012, the exchange rate was NIS 3.733 per US$1.00 as published by the Bank of Israel. Changes in the exchange rate between the shekel and the US dollar could materially affect our financial results.

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

3D.         Risk Factors

3D.1         RISKS RELATING TO THE REGULATION OF OUR INDUSTRY

3D.1a     We operate in a highly regulated telecommunications market in which the regulators limits our flexibility in managing our business, seeks to increase industry competition, and adversely affects our business and results of operations.

We are exposed to government regulatory intervention regarding a broad range of issues in the telecommunications industry, such as interconnect tariffs, roaming charges and other billing and customer service matters; the terms and conditions of our subscriber agreements; the construction and maintenance of antennas and other network infrastructure; the provision of infrastructure access to existing or new providers of telecommunications services; frequency allocation; limitations or other constraints on the services and products that we may sell; anti-trust regulation; and obligations under our operating licenses. We are also affected by changes in enforcement measures in connection with violations of applicable laws.  As further described below, these regulations impose substantial limitations on our flexibility in managing our business; limit our ability to compete by, among other measures, giving preference to new competitors; limiting our ability to expand our business and reducing our ability to develop our network, which may increase our costs, decrease our revenues and adversely affect  our business and results of operations.

Furthermore, the Ministry of Communications has taken active steps to increase competition in the cellular telecommunications market.  Principal measures taken during the last three years include:

•
Grant of licenses and frequencies to two new competitors.  In April 2011, UMTS frequencies were awarded to MIRS (subsequently renamed “HOT Mobile”) and Golan Telecom Ltd. (“Golan Telecom”), which entered the market in May 2012. HOT Mobile and Golan Telecom were awarded various benefits and leniencies, such as low minimum license fee and a reduction mechanism of the license fee offered to the winner (to the minimum fee set) based on the market share gained by the winner in the private sector over 5 years after being awarded the license. In order to achieve the market share, these new entrants have launched aggressive tariff plans which include unlimited use packages. As a result the competition has increased, which has and may continue to adversely affect our churn rate and revenues. See “Item 4B.11b Regulatory developments leading to new entrants in the Cellular Services market";

•
Facilitating entry of MVNOs.  During 2010, the Ministry of Communications adopted regulations for providing licenses to Mobile Virtual Network Operators (“MVNOs”), and granted MVNO licenses to a number of companies, the first of which began to operate in December 2011 and two others during 2012.

•
facilitating migration of customers among cellular companies.  On January 1, 2013, an amendment to the Telecommunications Law became effective which prohibits cellular companies from linking cellular service transactions and handset-related transactions.  This amendment was added to previous amendments promulgated by the Ministry of Communications to facilitate the migration of subscribers among cellular companies and thus enhance competition,  including the cancellation of exit fees before the end of a customer’s commitment period, cancellation of commitment periods and a prohibition on selling locked handsets;

•
Facilitating migration of customers among cellular companies.  On January 1, 2013, an amendment to the Telecommunications Law became effective which prohibits cellular companies from linking cellular service transactions and handset-related transactions.  This amendment was added to previous amendments promulgated by the Ministry of Communications to facilitate the migration of subscribers among cellular companies and thus enhance competition,  including the cancellation of exit fees before the end of a customer’s commitment period, cancellation of commitment periods and a prohibition on selling SIM- locked handsets;

However, the Ministry of Communications has not yet intervened in the fixed-line telecommunications market by regulating the following matters:

•
Wholesale market prices. In May 2012, the Ministry of Communications adopted the main recommendations of the Hayek Committee, a public committee appointed to examine the telecommunications sector, for increasing competition in the telecommunications market. As a result of the Ministry’s adoption of such recommendations, if we do not reach agreements through direct negotiations with Bezeq-The Israel Telecommunication Corp., Ltd. ("Bezeq") and HOT Telecommunication Systems Ltd. (“HOT”), the only telecommunication operators with their own universal fixed-line infrastructure, for the supply of wholesale fixed-line services, the Ministry of Communications may intervene and set the wholesale tariffs we would be required to pay.  Should the tariffs be set at a level which is not economical for us, this would significantly limit our ability to compete in the fixed-line market. See “Item 4B Regulation- 4.7 Public Committee to Examine the Telecommunications Sector.”

•
Gigabit Ethernet  Connection Prices. In June 2012, the Ministry of Communications published a hearing in which it proposed to abolish the payment that internet service providers are currently required to pay to broadband internet access infrastructure providers the fixed- line operators (currently Bezeq and HOT) - for the transfer of the traffic between end- users and the ISPs. The Ministry has yet to intervene and abolish these payments. Until such time as the Ministry  intervenes in this matter, we will continue to be required to make these payments to Bezeq and HOT. See “Item 4B.14d - viii Hearings and Examinations".

•
Fixed-line interconnection tariffs. The Ministry of Communications employed a consultancy firm to assist in preparing a cost model for fixed-line networks in Israel. In March 2013, after the consultancy firm had submitted its report to the Ministry, the Ministry published a hearing in which it proposed to reduce the fixed-line interconnection tariffs from a level of NIS 0.035 (on average) to NIS 0.014. Interested parties were invited to file their positions in this hearing no later than April 30, 2013. Until such time as the Ministry decides to reduce the fixed-line interconnection prices, we will continue to pay tariffs which are significantly above cost, which prevents us from decreasing our costs.

For further discussion of important risks related to competition, see also “Item 3D.2b Competition resulting from the full service offers by telecommunications groups, and new entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, has and may still cause an increase in subscriber acquisition and retention costs and a decrease in tariffs, and has and may still reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations."

Other regulatory developments that may have a negative impact on the Company's business and results of operation include:

•
Proposed Regulation of Roaming Services. The Ministry of Communications has recently published a hearing with respect to roaming services abroad. The measures proposed in the hearing may limit usage of these services by our subscribers and may negatively affect our roaming revenues. See Item "4B.14d4B.14d - viii Hearings and Examinations".

•
Annulment of structural separation provisions applicable to Bezeq and HOT. In accordance with the policy of the Ministry of Communications, once the Ministry has set wholesale tariffs, Bezeq and HOT will have the authorization to offer their customers bundled fixed-line and mobile telecommunications services. This may allow them to take advantage of their nationwide presence and cross subsidization to market and sell more competitive and attractive offers than we will be able to offer, including cellular services. Bundled offerings have accelerated and are expected to accelerate price erosion in each of the services included. If the Ministry of Communications fails to implement a wholesale fixed-line market, our ability to respond to these bundled service offers may be further limited.

•
Potential increased costs for our fixed-line services. The Ministry of Communications is also considering providing new company protections for Tamares Telecom Ltd. (“Tamares”), a company which laid an underwater cable in early 2012, in order to facilitate the company’s entry into the international transmission market, by setting minimum tariffs which Tamares’s main competitor, Mediterranean Nautilus Israel Ltd. (“Med Nautilus”), may charge its customers, which include Partner. Regulations published for public comment by the Ministry of Communications in November 2011 propose certain limitations on the terms of agreements with Med Nautilus, which would, among other effects, limit the discounts and capacity which Med Nautilus may provide and thus require ISP providers (other than Bezeq International) to purchase capacity on less favorable terms and prices. Because Bezeq International Ltd. (“Bezeq International”) has its own underwater cable and may supply itself with its own international transmission services at a lower cost, our ability to compete on price with Bezeq for services in the fixed-line telecommunications market may be reduced. See “Item 4B.14d - viii Hearings and Examinations".

•
Requiring the maintenance of network neutrality. New provisions became effective in 2011 requiring cellular operators to maintain “network neutrality” on the internet while browsing from cellular phones, and there is a law proposal to broaden these provisions to all operators in the telecommunications field. In addition, the Ministry of Communications clarified in September 2012, that the blocking or limiting of subscribers from defining their handsets as WiFi "hotspots" in a manner that enables additional handsets to use the cellular internet of the subscriber ("tethering") is prohibited. This amendment may significantly limit our ability to manage traffic on our network and as a result would increase our expenses and reduce profits.

•
Proposed Privacy Regulation. The Information and Technology Authority, the Israeli privacy protection regulator, has circulated initial draft guidelines aimed at cellular operators. The guidelines, if adopted as currently drafted, would require operators to seek users' consent to the collection, amelioration and usage of data for marketing purposes, which may affect the extent to which we can collect and process information.

•
Anti-Trust Regulation. Pursuant to the Israeli Restrictive Trade Practices Law, 1988, if the Anti Trust Commissionaire decides that the Israeli cellular market is oligopolistic,  the Director General will have the authority to give instructions to all or some of the participants in our market, in order to, among other objectives,  maintain or increase the competition level among the participants, the Director General's authority would include the ability to issue orders to remove or to ease entry or transfer barriers, to terminate a participant's activity, or otherwise to regulate the activities of the market.

•
Applicability of Charge Cards Law to Cellular Payments. During the fourth quarter of 2012, the Attorney General opined before two separate tribunals that when subscribers of cellular operators subscribe to services that are paid through the cellular operator to third party providers, this payment mechanism should be considered a credit card charge and the cellular operator as acting as the "card issuer" under the Israeli Charge Cards Law, 1986.  The operation of credit card payment systems is subject to various laws and regulations governing their set-up, operations and responsibilities vis-à-vis the card holders and the providers of the services or goods purchased using the card.

For the reasons given above and further below, regulation of our industry has had in the past, and may in the future have, a material adverse effect on our business and results of operations. In addition, new laws, regulations or government policies, or changes in current regulations, may be adopted or implemented in a manner which damages our business and operating results. Announcements by the government of changes or other developments in applicable regulations may have a negative impact on the market value of our shares. For information regarding the principal regulations and regulatory developments affecting our business, see “Item 4B.14 Regulation”. Furthermore, defending ourselves against regulatory violations alleged by state authorities or consumers has required, and may in the future require, substantial financial and management resources. We may not always be successful in our defense, and should we be found in violation of these regulations, we and our management may be subject to civil or criminal penalties, including the loss of our operating license. For information regarding on-going litigation and proceedings, see “Item 8A.1 Legal And Administrative Proceedings”.

3D.1b     Recent and potential future regulation and negotiation of roaming tariffs, both within Israel and elsewhere, may increase our roaming expenses, decrease our roaming revenues and prevent us from raising our tariffs. If our competitors, including new entrants into the telecommunications market, can deliver a more cost effective roaming service or more effective roaming solutions than we do, our subscribers may migrate to those competitors and our results of operations could be adversely affected.

Regulation and negotiation of roaming charges.  The Ministry of Communications has declared its intention to evaluate roaming charges.  In 2008, the government instructed the Ministry of Communications, together with other ministries, to negotiate a reduction of inbound and outbound roaming tariffs with the European Union (“EU”) and/or members of the EU or countries frequently visited by Israelis, and to consider other tools for reducing roaming charges.  As a result, in the last few years and at a much more detailed level in 2012, the Ministry of Communications has requested Partner and its competitors to provide information regarding our roaming services and tariffs. If roaming tariffs are reduced as a result of the review by the Ministry of Communications or as a result of the proposed negotiations or otherwise, if additional EU member operators raise their tariffs, or if we are not able to raise our tariffs or otherwise compensate for possibly higher roaming expenses, our profitability and results of operations could be materially adversely affected. In January 2013, the Ministry of Communications published a hearing with respect to roaming services abroad that would require cellular operators to provide their customers notifications regarding international roaming services and block their subscribers from using cellular internet services abroad in the absence of specific consent from the subscriber. See "Item 4B.14d4B.14d - viii Hearings and Examinations".

Competition in roaming.  Some of our competitors may be able to obtain lower roaming rates than us either because they have larger call volumes or through their affiliations with other international cellular operators. Some competing service providers use alternative technologies for roaming that bypass the existing method of providing roaming services.  In addition, the entry into the market of MVNOs and two new infrastructure based cellular operators has increased competition in the roaming market since some of the new entrants offer roaming solutions that allow them to set lower roaming charges. In addition, the requirement to sell unlocked handsets facilitates the ability of subscribers to use local SIM cards in their handsets when traveling abroad, which may compete with our roaming services and negatively affect our revenues and profits from roaming. Further competition in roaming services (both inbound and outbound) has arisen and may arise in the future from pure internet-based services such as Skype, Viber and WhatsApp, as well as other operator products which use VoIP applications.

Reliance on other service providers for roaming.  We rely on agreements to provide roaming capability to our subscribers in many areas outside Israel. However, we cannot control the quality of the service that other telecommunication companies provide, and it may be inferior to our quality of service.  Our subscribers also may not be able to use some of the advanced features that they enjoy when making calls on our network. As a result, we may lose some of our customers’ roaming traffic to other roaming solutions, which would negatively impact our results of operations from this important source of earnings.

3D.1c     We have had difficulties obtaining some of the building and environmental permits required for the erection and operation of our network sites, and some building permits have not been applied for or may not be fully complied with. These difficulties could have an adverse effect on the coverage, quality and capacity of our network. Operating network sites without building or other required permits, or in a manner that deviates from the applicable permit, may result in criminal or civil liability to us or to our officers and directors.

Our ability to maintain and improve the extent, quality and capacity of our network coverage depends in part on our ability to obtain appropriate sites and approvals to install our network infrastructure, including network sites. The erection and operation of most of these network sites require building permits from local or regional planning and building authorities, as well as a number of additional permits from other governmental and regulatory authorities. In addition, as part of our network build-out and expansion, we are erecting additional network sites and making modifications to our existing network sites for which we may be required to obtain new consents and approvals.

For the reasons described in further detail below, we have had difficulties obtaining some of the building permits required for the erection and operation of our network sites. As of December 31, 2012, less than 10% of our network sites were operating without local building permits or exemptions which, in our opinion, are applicable.  In addition, some of our network sites are not built in full compliance with the applicable building permits.

Network site operation without required permits or that deviates from the permit has in some cases resulted in the filing of criminal charges and civil proceedings against us and our officers and directors, and monetary penalties against the Company, as well as demolition orders. See “Item 8A.1 Legal And Administrative Proceedings”. In the future, we may face additional demolition orders, monetary penalties and criminal charges. The prosecutor’s office has set up a national unit to enforce planning and building laws. The unit has stiffened the punishments regarding violations of planning and building laws, particularly against commercial companies and its directors. If we continue to experience difficulties in obtaining approvals for the erection and operation of network sites and other network infrastructure, this could have an adverse effect on the extent, coverage and capacity of our network, thus impacting the quality of our cellular voice and data services, and on our ability to continue to market our products and services effectively. In addition, as we seek to improve the range and quality of our services, we need to further expand our network, and difficulties in obtaining required permits may delay, increase the costs or prevent us from achieving these goals in full. Our inability to resolve these issues in a timely manner could also prevent us from maintaining the network coverage and quality requirements contained in our license.

Possible amendment to the Non-ionizing Radiation Law. In October 2010, a bill was submitted to amend the Non-Ionizing Radiation Law. In accordance with the bill, permits from the Ministry of Environmental Protection will not be issued to cell sites that are within 75 meters of senior citizens institutions, including senior citizen housing, education institutions, shelters and hospitals. In accordance with the bill, any permit that will be issued to a cell site that does not fulfill the new requirement shall expire within 6 months from the date of the amendment.

On July 17, 2012, the Parliamentary Internal Affairs and Environmental Protection Committee held a meeting to discuss the proposed amendment.  The Committee decided not to pass the proposed amendment for parliamentary approval, but rather to propose a bill that would limit the statutory threshold for exposure to non-ionizing radiation to a maximum of 1 microwatt per square centimeter and would abolish the exemption set in the law for the erection of wireless access devices. Since the proposed bill did not pass the first stage of approval by the outgoing parliament, in order to promote the bill in the next parliament, it will be necessary to begin the legislative process anew.
If the bill is approved, it will cause significant damage to our network coverage in urban areas, since we would in each case be required to remove hundreds of telecommunication sites.  As a result, our revenues and results of operation would be adversely affected. In addition, we may need to move our network sites to less suitable locations or to dismantle existing network sites, which may have an adverse effect on the quality and capacity of our network coverage.

Uncertainties under National Building Plan 36. Since June 2002, following the approval of the National Building Plan 36 (the “Plan”), which regulates network site construction and operation, building permits for our network sites (where required) have been issued in reliance on the Plan. Several local planning and building authorities have questioned the ability of Israeli cellular operators to receive building permits, in reliance on the Plan, for network sites operating in frequencies not specifically detailed in the frequency charts attached to the Plan. In a number of cases, these authorities have refused to grant building permits for 3G network sites, claiming that 3G frequencies are not included in the Plan. There has been no judicial ruling at this stage. A class action that was filed against us as well as other cellular operators a number of years ago with a request for the revocation of the building permits given to the 3G network sites was dismissed during 2012.

The Plan is in the process of being changed. See “Item 4B.14g Network Site Permits-National Building Plan No. 36”.

Uncertainties regarding the validity of exemptions for wireless access devices. We have set up several hundred small communications devices, called wireless access devices, pursuant to a provision in the Telecommunications Law which exempts such devices from the need to obtain a building permit. A claim was raised that the exemption does not apply to cellular communications devices and the matter reached first instance courts a number of times, resulting in conflicting decisions. This claim is included in an application to certify a class action filed against the three principal Israeli cellular operators. In May 2008 a district court ruling adopted the position that the exemption does not apply to wireless access devices. We, as well as our competitors, filed a request to appeal this ruling to the Supreme Court. In May 2008, the Attorney General filed an opinion regarding this matter stating that the exemption does apply to wireless radio access devices under certain conditions; two petitions were filed with the High Court of Justice in opposition to the Attorney General’s opinion. The matter is still pending before the Supreme Court and the High Court of Justice.  See “Item 4B.14g Network Site Permits”.

If a definitive court judgment holds that the exemption does not apply to cellular devices at all, we may be required to remove the existing devices and would not be able to install new devices on the basis of the exemption. As a result, our network capacity and coverage would be negatively impacted, which could have an adverse effect on our revenue and results of operations.

Uncertainties regarding requirements for repeaters and other small devices. We, like the other cellular operators in Israel, provide repeaters, also known as bi-directional amplifiers, to subscribers seeking an interim solution to weak signal reception within specific indoor locations. In light of the lack of a clear policy of the local planning and building authorities, and in light of the practice of the other cellular operators, we have not requested permits under the Planning and Building Law for the repeaters. However, we have received an approval to connect the repeaters to our communications network from the Ministry of Communications and have received from the Ministry of Environmental Protection permit types for all our repeaters. If the local planning and building authorities determine that permits under the Planning and Building Law are also necessary for the installation of these devices, or any other receptors that we believe do not require a building permit, it could have a negative impact on our ability to obtain permits for our repeaters.

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

The Ministry of Environmental Protection’s Request for the Installment of Monitoring Devices. In May 2010, the Ministry of Environmental Protection notified the Company of a new condition for all of the Company’s network site operation permits, according to which the Company must install in its systems software (provided by the Ministry of Environmental Protection) that continuously monitors and reports the level of power created in real time from the operation of its network sites. The Ministry of Environmental Protection refused to provide the Company with any technical data regarding the monitoring software and therefore the Company cannot anticipate the manner of operation of the software nor its reliability. The Company complied with the Ministry of Environmental Protection’s condition and, as of August 19, 2010, provides reports to the Ministry every fifteen minutes regarding the power of all of its transmitters. Since the installment of the software, the Company has received several alerts reporting exceeded transmission power at some of the Company’s cell sites. All purported alerts were examined by the Company’s engineers and were found to be baseless. In addition, the Ministry of Environmental Protection has sent to all the cellular network operators notice of an administrative and criminal enforcement procedure that will be implemented by the Ministry as part of the monitoring devices. Partner, as well as the other cellular network operators, has advised the Ministry that based on their experience so far from the alerts that have been received and examined by their engineers, it seems that the devices are not credible and therefore administrative and criminal proceedings should not be based on their findings. The Ministry of Environmental Protection has not yet responded.

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

3D.1d      In connection with some building permits, we may also be required to indemnify planning committees in respect of claims against them relating to the depreciation of property values that result from the granting of permits for network sites.

Under the Planning and Building Law, 1965, local planning committees may be held liable for the depreciation of the value of nearby properties as a result of approving a building plan. Under the Non-Ionizing Radiation Law, 2006, the National Council for Planning and Building requires indemnification undertakings from cellular companies as a precondition for obtaining a building permit for new or existing network sites. The National Council has decided that until the Plan is amended to reflect a different indemnification amount, cellular companies will be required to undertake to indemnify the committees in full against all losses resulting from claims against a committee for reductions in property values as a result of granting a permit to the network site. On June 1, 2010, the National Council for Planning and Building approved the National Building Plan No. 36/A/1 version that incorporates all of the amendments to the Plan (the “Amended Plan”). The Amended Plan sets forth the indemnification amounts as a percentage of the value of the depreciated property claims in accordance with the manner in which the licenses were granted. See “Item 4B.14g Network Site Permits- National Building Plan No. 36”. The Amended Plan is subject to governmental approval, in accordance with the Planning and Building Law. It is unknown when the government intends to approve the Amended Plan.

As of December 31, 2012, we have provided local authorities with 452 indemnification undertakings. These indemnifications expose us to risks which are difficult to quantify or mitigate and which may have a material adverse effect on our financial conditions and results of operations, if we are required to make substantial payments in connection therewith. In addition, the requirement to provide indemnification in connection with new building permits may impede our ability to obtain building permits for existing network sites or to expand our network with the erection of new network sites. The indemnification requirement may also cause us to change the location of our network sites to less suitable locations or to dismantle existing network sites, which may have an adverse effect on the quality and capacity of our network coverage.

In 2007, the Israeli Ministry of Interior Affairs extended the limitation period within which depreciation claims may be brought under the Planning and Building Law from three years from approval of the building plan to the later of one year from receiving a building permit for a network site under the Plan and six months from the construction of a network site. The Ministry retains the general authority to extend such period further. This extension of the limitation period increased our potential exposure to depreciation claims.

3D.1e      We may be required to terminate the use of certain spectrum or to share with another operator some of the spectrum we are currently using on an exclusive basis. We may not be allocated sufficient spectrum band or any spectrum at all needed in order to provide fourth generation (4G) services. These requirements may adversely affect our network quality and capacity as well as our results of operations.

Possible rearrangement of allocated spectrum.  There have been demands from different third parties to rearrange the current spectrum allocation in Israel and the Palestinian Administered Areas.  We received in 2009 notification from the Civil Administration in Judea and Samaria of its intention to change the allocation of some of the spectrum previously allocated to us for our use in the West Bank, and that following the change, we may be allocated other spectrum in the West Bank and additional spectrum for our use in Israel. If we were prevented from using a portion of our existing spectrum, or if alternative equivalent spectrum are not allocated to us, or the allocation is of an inferior quality, or if we were required to share some of our spectrum, our ability to effectively manage our licensed spectrum for the use of GSM, UMTS and Long-Term Evolution (“LTE”) could be reduced. As a result, our UMTS network capacity and our LTE rollout plans may be negatively affected, which could have a material adverse effect on our operations, profitability and capital expenses.  Until we receive further details regarding this allocation of spectrum, we are unable to evaluate the impact that the intended change in spectrum allocation, if it occurs, will have on our business or our results of operations.

Uncertainties regarding 4G spectrum allocation.  The Ministry of Communications has recently announced its intention to allocate LTE frequencies in the 1800 spectrum and, for that purpose, has summoned all of the operators as well as other parties for a consultation on the matter. Media reports indicated that the Ministry of Communications considered barring us from participation in the tender for allocation of 4G spectrum. If allocations do take place and spectrum is allocated to our competitors and not to us, or if the spectrum allocated to us is insufficient to provide quality 4G services, this may place us at a disadvantage compared to our competitors and it may harm our ability to migrate to the next generation technologies, which would have a material adverse effect on our operations and profitability. See “Item 4B.14d - iv LTE Spectrum Allocation “.

3D.1f      We can only operate our business for as long as we have licenses from the Ministry of Communications.  Pending legislation may increase the extent of monitoring and enforcement measures of the Ministry of Communications.

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

Furthermore, although we believe that we are currently in compliance with all material requirements of our licenses, the interpretation and application of the technical standards used to measure these requirements, including the requirements regarding population coverage and minimum quality standards and other license provisions, disagreements have arisen and may arise in the future between the Ministry of Communications and us. We have provided significant bank guarantees to the Ministry of Communications to guarantee our performance under our licenses. If we are found to be in material breach of our licenses, the guarantees may be forfeited and our licenses may be revoked. In addition, the Ministry of Communications is authorized to levy significant fines on us for breaches of our licenses, which could have a material adverse effect on our financial condition or results of operations. In August 2012, an amendment to the Telecommunications Law was enacted which sets a mechanism that allows the Ministry of Communications to impose significant financial sanctions on a licensee based on two parameters: the annual income of the violator (NIS 1.6 million plus 0.225% of the annual income of the licensee) and the degree of severity of the violation. The potentially significant financial sanctions are expected to lead to materially increased monitoring and enforcement measures by the Ministry of Communications towards the licensees.

3D.1g     Our mobile telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. Ensuring compliance with these obligations and restrictions may be outside our control, but if the obligations or restrictions are not respected by our shareholders, we could lose our license.

As with other companies engaged in the telecommunications business in Israel, our license requires that a minimum economic and voting interest in, and other defined means of control of, our company be held by Israeli citizens and residents or entities under their control. If this requirement is not complied with, we could be found to be in breach of our license, even though ensuring compliance with this restriction may be beyond our control. See “Item 4B.14e Our Mobile Telephone License- License Conditions”.

Our general mobile telephone license requires that our founding shareholders or their approved substitutes hold at least 26% of the means of control in the company and 5% of which shall be held by Israeli citizens and residents who were approved as such by the Minister of Communications. The license also requires that these Israeli shareholders appoint at least 10% of our Board of Directors. In 2006, our Israeli founding shareholders sold substantially all of their shares in the Company to Israeli institutional investors, who are approved substitutes. Since then, there were additional share sales to Israeli institutional investors that were approved as substitutes by the Minister of Communications. In addition, according to our license, no transfer or acquisition of 10% or more of any of such means of control, or the acquisition of control of our company, may be made without the consent of the Minister of Communications. Nevertheless, under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications may be required for holding of 5% or more of Partner's means of control. Our license also restricts cross-ownership and cross-control among competing mobile telephone operators, including the ownership of 5% or more of the means of control of both our company and a competing operator, without the consent of the Minister of Communications, which may limit certain persons from acquiring our shares. Shareholdings in breach of these restrictions relating to transfers or acquisitions of means of control or control of Partner could result in the following consequences:  the shares will be converted into “dormant” shares as defined in the Israeli Companies Law, with no rights other than the right to receive dividends or other distributions to shareholders, and to participate in rights offerings until such time as the consent of the Minister of Communications has been obtained and our license may be revoked. In addition, under certain licenses of the Company's affiliates, approval of, or notice to, the Minister of Communications may be required for holding of less than 5% of means of control. Because of this lack of consistency, Partner may be in breach of its licenses in this regard.

3D.2           RISKS RELATING TO OUR BUSINESS OPERATIONS

3D.2a      As a result of substantial and continuing changes in our regulatory and business environment, our revenues and net profit have decreased significantly since prior years.  Our revenues and net profit may continue to decline in 2013 and beyond, and there can be no assurance when, or to what extent, we will be able to improve our business and operating results or reach our prior levels of profitability.

Our revenues in 2012 were NIS 5,572 million (US$ 1,493 million), a decrease of 20% from NIS 6,998 million in 2011 and of 17% from NIS 6,674 million in 2010.  Our net profit in 2012 was NIS 478 million, an increase of 8% when compared with reported net profit of NIS 443 million in 2011, but a decrease of 37% compared with net profit in 2011 excluding the impact of an asset impairment in an amount of NIS 311 million recorded in 2011.  Net profit in 2012 reflected a decrease of 62% from NIS 1,243 million in 2010.  Earnings per share have declined from NIS 8.03 for 2010 to NIS 2.85 for 2011 (including the effect of the 2011 asset impairment) and NIS 3.07 for 2012.

The principal factors leading to this decline in operating results are (i) price erosion due to competition from new entrants into the Israeli telecommunications market, (ii) a decline in roaming revenues, and (iii) a decrease in our cellular subscriber base, as some customers choose to leave for other service providers.  As discussed in further detail in the preceding and following risk factors, in “Item 4B. Business Overview” and in “Item 5. Operating and Financial Review and Prospects”, these significant changes in our business environment are principally the result of regulatory developments which are intended to enhance competition in the Israeli cellular market.

Because the regulatory environment is continuing to evolve with the objective of further increasing competition in the cellular market, and because the full effect of regulations which have already been adopted may not yet have been felt, our business and operating results may continue to be negatively affected in 2013 and beyond.  There can be no assurance as to when, or to what extent, we will be able to improve our results, and we may not be able to reach our prior levels of profitability.

3D.2b     Competition resulting from the full service offers by telecommunications groups, and new entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, has and may still cause an increase in subscriber acquisition and retention costs and a decrease in tariffs, and has and may still reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations.

New entrants into the mobile telecommunications market. Following the Ministry of Communications’ tender for the allocation of UMTS frequencies to two additional operators, the frequencies were ultimately awarded to MIRS (subsequently renamed HOT Mobile) and Golan Telecom, which entered the market in May 2012. The two new entrants were awarded various benefits and leniencies, such as low minimum license fees and a reduction mechanism of the license fee offered to the winner (to the minimum fee set) based on the market share gained by the winner in the private sector over 5 years after being awarded the license. See “Item 4B.14d - x Integrated Tender Committee For UMTS Frequency Allocation For An Additional Cellular Operator and National Roaming”. In order to achieve the market share, these new entrants have launched aggressive tariff plans which include unlimited use packages. Consequently, the prepaid packages have lost their advantages as a cost controlling tool and as a result there has been migration from the pre-paid market to the post-paid market. Following the entry of the new operators, the competition has increased which has and may continue to adversely affect our churn rate and revenues.

The entrance of MVNO operators in 2012 has further increased competition in the market, since most MVNOs are retailers with a wide customer base and distribution network that allows them to offer attractive package prices to their customers. See " Item 4B.11 Competition".

Advantages of the two fixed-line infrastructure groups. The Bezeq Group and the HOT Group are the only groups that own universal fixed-line telecommunications infrastructures.

Bezeq Group – Bezeq, Israel’s largest telecommunications provider and the primary fixed-line operator, provides fixed-line telephony services, cellular telephony services, primary rate interface (“PRI”), broadband internet access infrastructure services, ISP services, transmission and data communications services, ILD services and multi-channel television services. Starting in 2010, the Ministry of Communications has allowed the Bezeq Group to market bundled telecommunications services to the private sector, subject to conditions and limitations.  The Bezeq Group may thus offer its customers a full range of integrated telecommunications services in one package but may not discount the price of bundled services from their unbundled prices.

HOT Group – The HOT Group provides cellular telecommunications services, multi-channel television services, fixed-line telephony services, PRI, broadband internet access, infrastructure services, transmission and data communications services, and ISP services. During 2012, the HOT Group began providing ISP services to the private market. MIRS’s cellular license was amended to include UMTS frequencies allocated subsequent to winning a Ministry of Communications’ tender offer for frequencies in the 2100 Mhz spectrum. In May 2012, MIRS launched cellular services and officially changed the company name to HOT Mobile. See “Item 4B.11b - Regulatory developments leading to new entrants in the Cellular Services”.

Because the Bezeq Group and the HOT Group operate their own broadband internet access and transmission infrastructures, they do not depend on any third party for broadband internet access, and thus are able to offer bundled fixed-line, ILD services, ISP services, broadband internet access, infrastructure services, multichannel television services and cellular services, some of which Partner and other telecommunications services providers, who do not have broadband internet access infrastructure, are unable to provide, thus substantially limiting their ability to compete.

Market Saturation. Because the Israeli cellular market has reached a level of full saturation,  any acquisition of new subscribers by any service provider results in a loss of market share for its competitors.

Sale of handsets. Competition in the cellular handset market has increased as a result of recent reforms.  Among other changes, cellular companies are prohibited from linking cellular service transactions and handset-related transactions.  Regulatory actions have also been taken to remove import barriers on handsets, including exemptions from the requirement for a commercial license and a type approval for imported cellular handsets that meet acceptable European and American standards. As a result of these reforms, we face increased competition in the handset market from other handset dealers.

 Competition in Roaming Services. We are also subject to competition from other businesses offering roaming services which use alternative technologies. See “Item 3D.1a We operate in a highly regulated telecommunications market in which the regulators limits our flexibility in managing our business, seeks to increase industry competition, and adversely affects our business and results of operations."

4G licenses. 4G is an evolved mobile technology that allows a wide bandwidth for data services. If 4G licenses are granted to new operators or to any of our competitors and not to us, or if the spectrum allocated to us is insufficient to provide quality 4G services, we may suffer a competitive disadvantage which could adversely affect our business, since it would impair our ability to migrate to LTE and compete in the mobile broadband market. See “Item 3D.1 Risks Relating to the Regulation of Our Industry - We may be required to terminate the use of certain spectrum or to share with another operator some of the spectrum we are currently using on an exclusive basis. We may not be allocated sufficient spectrum band or any spectrum at all needed in order to provide 4th generation (4G) services. These requirements may adversely affect our network quality and capacity as well as our results of operations”.

VoC Based Fixed Telephony. The Ministry of Communications amended the existing fixed-line licenses to allow VoC (VoIP over Cellular) service as an equal alternative to fixed-line connectivity. This amendment allows a fixed-line operator to provide its fixed line as an application running over a wider range of smartphones, giving the end user full usage of his fixed line while using his mobile phone.  VoC services provide an alternative to traditional mobile telephony services or virtual mobile networks, which are marketed as offering an easier and more cost efficient service.

Successful VoC services can shift local and roaming minutes from the mobile line to VoC, which would result in a reduced demand for our traditional cellular telephone services and thus negatively impact revenues and profits from that segment.

3D.2c      Our efforts to reduce operating costs including through lowering our overhead expenses may give rise to operational and human resources issues which could have a negative impact on our business and results.

As part of our efforts to align our operating cost structure with our reduced revenues, we have taken steps to improve and integrate operations and to lower our overhead expenses.  In light of market uncertainties going forward and the intensified competition in the telecommunications market, and as long as the Company continues to take additional steps than those already taken, organizational stresses may be created among the Company's personnel.  Management must dedicate significant efforts to implement these changes internally. These changes may affect employee stability and motivation, which could negatively impact our reputation, business and financial results.

3D.2d      Significant expansion in the capacity for international connectivity between Israel and Western Europe and increased competition in the ISP market have resulted in sharp price decreases and, as a result, have caused us, and may in the future cause us, to recognize substantial impairment in the value of our fixed-line telecommunications assets.

Beginning in December 2011, total capacity available in international connectivity between Israel and Western Europe increased significantly as a result of the entry into operation of new underwater cables, and international connectivity services experienced a sharp decline in prices.  In addition, we face increased competition in the retail ISP market, mainly since the launch of HOT-NET in the beginning of 2012.  We therefore performed, with the assistance of an independent assessor, an impairment test on assets that belong to the VOB/ISP Cash Generating Unit ("CGU") of our fixed-line segment. As a result of the testing, impairment charges in a total amount of NIS 235 million were recognized for the fixed-line business at December 31, 2011.  In addition, the Company’s management performed, as required, its annual impairment review of goodwill, which resulted in an impairment charge to goodwill in 2011 in an amount of NIS 87 million with respect to the VOB/ISP and ILD group of CGUs of the fixed line segment.

We again conducted an asset impairment test for 2012, and we have determined that no goodwill impairment should be recorded as of December 31, 2012. See “Item 5A.1.3 - Impairment of Fixed Line Assets and Goodwill as of December 31, 2012.”

However, continued increases in the level of competition for ISP services may bring further downward pressure on prices.  As a result, we may be required to perform further impairment tests of our fixed-line telecommunications assets in the future.  Such impairment tests may lead to recording additional significant impairment charges, which could have a material negative impact on our operating and net profit.

3D.2e      Our purchase commitments pursuant to our non-exclusive agreement with Apple for the purchase and resale of iPhone handsets in Israel may adversely affect our financial results.

Following the expiration of a previous agreement, in November 2012, we entered into a non-exclusive agreement with Apple Distribution International for the purchase and resale of iPhone handsets in Israel. Pursuant to the agreement, we agreed to purchase a minimum quantity of iPhone handsets per year, for a period of three years. These purchases represent a significant portion of our expected handset purchases over that period. If we fail to meet the minimum quantities we may be in breach of the agreement which may involve payment of damages, which would increase our costs.

3D.2f      We depend on a limited number of suppliers. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of network equipment  and handsets or maintenance support on a timely basis.

Network suppliers. We purchased our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software, from Ericsson and Nokia. As of January 2008, we purchase all our UMTS network equipment from Ericsson. In October 2010, we entered into an agreement with Ericsson for the upgrade of our existing networks and the deployment of our fourth generation network in Israel until the end of 2014. We are therefore materially dependent on Ericsson as our sole vendor for our UMTS network and the deployment of our fourth generation network.

Handset suppliers. We purchase the majority of our handsets from a limited number of suppliers.

 We cannot be certain that we will be able to obtain equipment  or handsets from one or more alternative suppliers on a timely basis in the event that any of our suppliers is unable to satisfy our requirements for equipment or handsets, or that the equipment provided by such alternative supplier or suppliers will be compatible with our existing equipment. Our handset suppliers may experience inventory shortages from time to time.

Our results of operations could be adversely affected if Ericsson or one of our other key suppliers fails to provide us with adequate supplies of equipment, as well as ongoing maintenance and upgrade support, in a timely manner. In addition, our results of operations could be adversely affected if the price of network equipment rises significantly. In our experience, suppliers from time to time extend delivery times, limit supplies and increase the prices of supplies due to their supply limitations and other factors.  If the availability of handsets furnished by our handset suppliers is insufficient to meet our customers’ demands, we may lose opportunities to benefit from demand for this product, and our unserved customers may purchase the handsets independently which may adversely affect our revenues. In addition, the constant development of new handsets can render existing handsets obsolete resulting in high levels of slow moving inventory.

3D.2g     Unanticipated growth in subscriber demand for cellular data may require us to modify certain products or services and could require us to make unplanned investments.

As part of our strategy of evolving into a diversified multi-service communications and media service provider, we have developed services providing, and successfully encouraged subscriber demand for, internet access and content and data consumption using 3G cellular phones, smartphones, tablets, data cards and ISP Services. However, in the event subscriber demand for data increases more rapidly than expected, we may need to develop strategies to avoid data traffic overloading the capacity of the network. Such strategies may include modifying certain products or services or undertaking significant unanticipated investments. In addition, regulatory developments seeking to ensure “fair usage” of the internet for all persons may impose changes on the terms and conditions of certain of our current or future services. In the event of substantial, rapid growth in data consumption by our subscribers and the public generally, we may be obliged to adjust our product offerings or undertake significant investments, both of which could have a material adverse effect on our financial condition or results of operations.

3D.2h     We could be subject to legal claims due to the inability of our information systems to fully support our tariff plans.

In order to attract and retain the maximum number of subscribers in our highly competitive market, we design specific tariff plans to suit the preferences of various subscriber groups. We require sophisticated information systems to record accurately subscriber usage pursuant to the particular terms of each subscriber plan, as well as accurate database management and operation of a very large number of tariff plans. From time to time, we have detected some discrepancies between certain tariff plans and the information processed by our internal information systems, such as applying an incorrect rebate or applying an incorrect tariff to a service, resulting in a higher or lower charge. We have invested substantial resources to refine and improve our information and control systems and ensure that our tariff plans are appropriately processed by our information systems. We have also taken steps to remedy the identified discrepancies. Despite our investments, we may experience discrepancies in the future due to the multiplicity of our plans and the scope of the processing tasks. Further, while we invest substantial efforts in monitoring our employees and third-party distributors and dealers that market our services, it is possible that some of our employees, distributors or dealers may offer terms and make (or fail to make) representations to existing and prospective subscribers that do not fully conform to applicable law, our license or the terms of our tariff plans. As a result of these discrepancies, we may be subject to subscribers’ claims, including class action claims, and substantial sanctions for breach of our license that may materially adversely affect our results of operations.

3D.2i      Actual and alleged health risks related to network sites and the use of mobile telecommunications devices, including handsets, could have a material adverse effect on our business, operations and financial condition.

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

In May 2011, the International Agency for Research on Cancer (“IARC”), which is part of the World Health Organization (“WHO”), published a press release according to which it classified radiofrequency electromagnetic fields as possibly carcinogenic to humans based on an increased risk for adverse health effects associated with wireless phone use.

In June 2011, WHO published a fact sheet (no. 193) in which it was noted that “A large number of studies have been performed over the last two decades to assess whether mobile phones pose a potential health risk. To date, no adverse health effects have been established as being caused by mobile phone use”. It was also noted by WHO that “While an increased risk of brain tumors is not established, the increasing use of mobile phones and the lack of data for mobile phone use over time periods longer than 15 years warrant further research of mobile phone use and brain cancer risk in particular, with the recent popularity of mobile phone use among younger people, and therefore a potentially longer lifetime of exposure”. WHO notified that in response to public and governmental concern it will conduct a formal risk assessment of all studied health outcomes from radio frequency fields exposure by 2012.

We have complied and are committed to continue to comply with the rules of the authorized governmental institutions with respect to the precautionary rules regarding the use of cellular telephones. We refer our customers to the precautionary rules that have been recommended by the Ministry of Health, as may be amended from time to time.

While, to the best of our knowledge, the handsets that we market comply with the applicable laws that relate to acceptable Specific Absorption Rate (“SAR”) levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, and not for each and every handset, we have no information as to the actual level of SAR of the handsets along the lifecycle of the handsets, including in the case of repaired handsets. See also “Item 4B.14f  Other Licenses”. Furthermore, our network sites comply with the International Council on Non-Ionizing Radiation Protection standard, a part of the World Health Organization, which has been adopted by the Israeli Ministry of Environmental Protection.

Several lawsuits have been filed against operators and other participants in the wireless industry alleging adverse health effects and other claims relating to radio frequency transmissions to and from sites, handsets and other mobile telecommunications devices, including lawsuits against us. A class action was filed against us and three other operators alleging, among other things, that health effects were caused due to a lack of cell sites, resulting in elevated levels of radiation, mainly from handsets. Another class action filed against us and two other cellular operators claimed, among other things, the opposite, that adverse environmental effects were caused by an excessive amount of cell sites that we erected. The parties agreed to the dismissal of the claim. In both class actions, the plaintiffs stressed that health damages are not a part of these claims. A class action was also filed against us and three other operators alleging, among other things, that the supply of accessories that are intended for carrying cellular handsets on the body are sold in a manner that contradicts the instructions and warnings of the cellular handset manufacturers and the recommendations of the Ministry of Health, and without disclosing the risks entailed in the use of these accessories when they are sold or marketed.   In addition, a tort claim that was filed against the Company alleging that the use of handsets, under certain circumstances, results in elevated radiation which caused health damage, has been dismissed. However, we may still be subject to additional future litigation relating to these health concerns.

In February 2009, a municipal court ruled against one of our competitors, stating that there is no need for the standard burden of proof to prove damages from a cellular network site, and that under certain circumstances it would be sufficient to prove the possibility of damage in order to transfer the burden of proof to the cellular companies. To the best of our knowledge, the defendant appealed the ruling and the ruling was dismissed as part of a settlement between the parties. Although we were not a party to this proceeding, such rulings could have an adverse effect on our ability to contend with claims of health damages as a result of the erection of network sites.

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

3D.2j       In the event critical elements of our mobile network are damaged or rendered non-operational, we may not be able to replace them or return them to service quickly and, as a result, we may not be able, for an indeterminate period of time, to provide services to a substantial portion of our subscribers, furnish some services properly or at all, charge for services provided, ensure data security, which may result in loss of revenues, a duty of compensation to subscribers, damage to our brand and reputation, and loss of customers.

Some elements of our mobile network perform critical functions for broad sectors of our network operation, such as switching, billing and data platforms. If such a critical element were damaged or ceased proper operation due to natural causes (such as fire, water, earthquake),  technical failures or hostile activities (see "Item 3D.2p The political and military conditions in Israel may adversely affect our financial condition and results of operations.") or cyber incidents generated either externally through accidental malfunctioning or deliberate intrusion, or internally as a result of technical breakdown, damages may result to us or to our customers. For example, an entire sector of our network coverage or all of it may be rendered non-functioning, which means that we would not be able to provide telecommunications services to a substantial portion of our subscribers; or we may be unable to provide certain services, or to provide them without disruptions or charge for services rendered, or we may experience loss of data of the Company or of our customers stored with us. Although we have integrated systems to protect against events such as cyber incidents and prepared disaster recovery plans, it is not possible to determine in advance whether our defense systems and recovery plans will continue to be entirely effective, or how quickly we will be able to restore service. In the event we are unable to provide telecommunications services to a substantial portion of our subscribers, whether temporarily or for an extended period of time, our business and short- and long-term results of operations will be materially negatively affected, we may be exposed to legal claims and liability to our subscribers, our brand and reputation may be damaged, we may suffer a loss of customers and we may be required to compensate our customers, which may adversely affect our results of operation.

3D.2k     The telecommunications industry is subject to rapid and significant changes in technology and industry structure which could reduce demand for our services.

We may face competition from existing or future technologies that have the technical capability to handle mobile and fixed-line telephone calls, and to interconnect with local and international telephone networks and the Internet.  Such new and evolving technologies, include fixed-line and cordless technologies, satellite-based personal communications services, private and shared radio networks, broadband wireless access services, Over the Top or Internet-based voice and multimedia services, wireless fidelity (“Wi-Fi”) technologies and  VoC.  For example, internet-based services that provide user experience largely equivalent to our offerings, such as Voice over IP  (“VoIP”), messaging services (Skype, Viber, whatsapp), and video services (youtube, video portals)  are already available.  In addition, the rapid development in recent years of technologies that allow international calls to be placed over the Internet without the need to use the services of an ILD has caused a decrease in the amount of international call minutes placed through the ILD services and also serve as an alternative for fixed-line communications.   In particular, the risk posed by VoIP is that the purchase of a data package alone will be sufficient for the provision of most cellular voice, data and messaging services.

The effect of emerging and future technological changes, including the convergence of technologies, on the viability or competitiveness of our network cannot be accurately predicted. The technologies we employ or intend to employ may become obsolete or subject to competition from new technologies in the future. Competition from new technologies in the future may have a material adverse impact on our business and results of operations.
Moreover, global equipment vendors and Internet providers have expressed their interest in penetrating the cellular telephone industry and strengthening their position along the value chain. They have expressed their intention, and some have already begun, to provide direct access to the end-user to a wide variety of applications and services (e.g Apple, with iTunes and Google with the Android market). This has already changed our competitive position and may further increase the dominance of those new providers at the expense of cellular service providers. Changes in the industry value chain structure might result in an increase in our expenses as well as a decrease in our revenue generated from those services.

3D.2l      Our level of indebtedness could adversely affect our business and our liquidity.

As of December 31, 2012, our total long-term indebtedness was NIS 4,360 million net of deferred charges including current maturities (NIS 3,812 million net of cash on hand), compared to NIS 5,171 million at December 31, 2011 (NIS 4,639 net of cash on hand).  See “Item 5B.3 Total Net Financial Debt”.

Our substantial indebtedness could adversely affect our financial condition by, among other things:

•
increasing our vulnerability to adverse economic, industry or business conditions or increases in the  consumer price index ("CPI"), particularly because a substantial portion of our borrowings is linked to the CPI;

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

3D.2m    We are exposed to, and currently engaged in, a variety of legal proceedings, including requests to approve lawsuits as class actions related primarily to our network infrastructure and consumer claims.

In addition to a number of legal and administrative proceedings arising in the ordinary course of our business, we have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure, which may result in civil liabilities or criminal penalties against us or our officers and directors, and consumer claims regarding, for example, our tariff plans and billing methods, which may result in significant monetary damages and civil penalties. The costs that may result from these lawsuits are only accrued when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of legal counsel and on the Company’s estimate of the financial exposure if the verdict is in favor of the plaintiff.  If we underestimate the potential exposure, our financial results will be adversely affected . See “Item 8. Financial Information – Legal and Administrative Proceedings”.

Plaintiffs in some of these proceedings are seeking certification as class actions.  A motion also was filed in November 2011 by a shareholder to approve a derivative claim against several current and past directors of Partner, including the former Chairman of the Board of Directors, for breach of their duty of care by resolving to raise capital through notes and by approving dividend distributions which, according to the claimant, were intended to assist Partner’s parent company to repay financing it undertook to acquire the controlling stake in the Company.  On March 17, 2013, the motion to approve the derivative claim was dismissed.We are also subject to the risk of intellectual property rights claims against us, including in relation to innovations we develop ourselves and the right to use content, including music content, which we have purchased from third parties who present themselves as the owners of the intellectual property rights included in the content, or as the representatives of the owners of the intellectual property, when in fact they may not be. These claims may require us to initiate or defend protracted and costly litigation, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages or may be required to obtain licenses for the infringing product or service. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be forced to stop using or selling the products and services.

3D.2n     We are dependent upon our ability to interconnect with other telecommunications carriers. We also depend on Bezeq and other suppliers for transmission services and some of our Fixed-Line Services are dependent on our having access to Bezeq and the Hot Group’s fixed-line network. The failure of these carriers to provide these services on a consistent basis could have a material adverse effect on us.

Our ability to provide commercially viable cellular telephone services depends upon our ability to interconnect with the telecommunications networks of existing and future fixed-line, cellular telephone and international operators in Israel in order to complete calls between our customers and parties on the fixed-line or other cellular telephone networks. All fixed-line, cellular telephone and international operators in Israel are legally required to provide interconnection to, and not to discriminate against, any other licensed telecommunications operator in Israel. We have interconnect relations with Bezeq and HOT and we also depend on their internet broadband access infrastructure in order to be able to provide ISP services and VoB fixed telephony services to the residential market.

We are also dependent on the submarine infrastructure made available by Med Nautilus, which provides mutual international transmission based on fiber optics between Israel and other countries. See “Item 10C. Material Contracts”.

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

3D.2o      Our marketing strategy relies on using the international Orange brand. If our brand license agreement terminates or is revoked, we will lose one of our main competitive strengths.

Our marketing strategy relies on the use of the international Orange brand, which we license from Orange Brand Services Limited, a member of the France Telecom Group (“Orange”).  The license granted to us under the agreement that was entered into on July 1, 1998, shall be in effect for as long as we are able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel and for as long as we comply with the terms of the agreement. Under the brand license agreement, Orange may terminate our license if they determine that we have materially breached the agreement and such breach has not been remedied within a certain time period.   If we lose the use of the Orange brand, we would lose one of our main competitive strengths and have to create and position a new brand, which could require substantial time and financial resources. As a result, our business and results of operation may be negatively affected.

3D.2p      The political and military conditions in Israel may adversely affect our financial condition and results of operations.

The political and military conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners and political instability within Israel or its neighboring countries are likely to cause our revenues to fall and harm our business. During the last decade, there has been a high level of violence between Israel and the Palestinians, including missile strikes by Hamas against Israel, which led to an armed conflict between Israel and the Hamas in December 2008 and January 2009 and more recently in November 2012. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us. Ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on the Israeli economy, in general, and on our business, financial condition or results of operations. During such periods, incoming and outgoing tourism may be affected which consequently may have an adverse affect on our financial results. In particular, in recent conflicts, missile attacks have occurred on civilian areas, which could cause substantial damage to our infrastructure network, reducing our ability to continue serving our customers as well as our overall network capacity. In addition, in the event political unrest and instability in the Middle East, including changes in some of the governments in the region, causes investor concerns resulting in a reduction in the value of the shekel, our expenses in non-shekel currencies may increase, with a material adverse effect on our financial results.

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

During an emergency, including a major communications crisis in Israel’s national communications network, a natural disaster, or a special security situation in Israel, control of our network may be assumed by a lawfully authorized person in order to protect the security of the State of Israel or to ensure the provision of necessary services to the public. During such circumstances, the government also has the right to withdraw temporarily some of the spectrum granted to us. Under the Equipment Registration and Mobilization to the Israel Defense Forces Law, 1987, the Israel Defense Force may mobilize our engineering equipment for their use, compensating us for the use and damage. This may materially harm our ability to provide services to our subscribers in such emergency circumstances, and would thus have a negative impact on our revenues and results of operations.

Moreover, the Prime Minister of Israel may, under powers which the Telecommunications Law grants him for reasons of state security or public welfare, order us to provide services to the security forces, to perform telecommunications activities and to set up telecommunications facilities required by the security forces to carry out their duties. While the Telecommunications Law provides that we will be compensated for rendering such services to security forces, the government is seeking a change in the Telecommunications Law which would require us to bear some of the cost involved with complying with the instructions of security forces. Such costs may be significant and have a negative impact on our revenues and results of operations.

3D.2q      Operating a telecommunications network involves the inherent risk of fraudulent activities and potential abuse of our services, which may cause loss of revenues and non-recoverable expenses.

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

3D.2r     Our business may be impacted by shekel exchange rate fluctuations and inflation.

Nearly all of our revenues and a majority of our operating expenses are denominated in shekels. However, in recent years, between one fifth and one quarter of our operating expenses (excluding depreciation and amortization), including a substantial majority of our equipment purchases, were linked to or denominated in non-shekel currencies, mainly the US dollar. These expenses related principally to the acquisition of handsets, where the price paid by us is based mainly on US dollars. In addition, a substantial amount of our capital expenditures are incurred in, or linked to, non-shekel currencies, mainly US dollars. A decline in the value of the shekel against the dollar (or other foreign currencies) could have a further adverse impact on our results, which may be material. Material changes in exchange rates may cause the amounts that we must invest to increase materially in shekel terms.

In order to reduce the level of exchange-rate risk, we have hedged a portion of our foreign currency commitments. As of December 31, 2012, the notional amount of our foreign currency forward derivatives: Receive USD and Pay NIS was US$ 100 million and Receive USD and Pay EUR was EUR 50 million. Our derivative transactions are mainly designed to hedge short-term cash flows related to anticipated payments in respect of purchases of handsets and capital expenditures in foreign currency as well as payments to foreign international operators. We do not hold or issue derivative financial instruments for trading purposes.

Our bank borrowings and repayments of principal and interest on our Series B Notes due 2016, Series C Notes due 2018, Series D Notes due 2021 and Series E Notes due 2017 are currently in shekels, of which Series B and C, and bank borrowings, at a total principal of NIS 2,173 million (including current maturities, less offering expenses) are linked to CPI. We may not be able to raise our tariffs in a manner that would fully compensate for any increase in the CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue.

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for more information regarding the Company’s exposure to exchange rate fluctuations and inflation.

3D.2s     We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which may have a material adverse effect on our operating results and our share price.

Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to the evaluation of our internal control over financial reporting have resulted in increased general expenses and required substantial management time and attention. We expect these efforts to require a continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Although our management has concluded that our internal control over financial reporting was effective as of December 31, 2012, we may identify material weaknesses or other disclosable conditions in our future control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and significant effort and expense, and could have a material adverse effect on our operating results and on the market price of our ordinary shares.

3D.2t      We have changed our dividend policy for 2012, and going forward, we will assess dividend distributions from time to time on the basis of various factors.

We first distributed dividends in 2005, and we have distributed dividends in each subsequent year. On March 16, 2010, the Company’s Board of Directors approved a dividend policy, targeting a minimum of 80% payout ratio of annual net income for the year 2010. This dividend policy was reaffirmed by the Board of Directors with respect to 2011 and on March 21, 2012, with respect to 2012.  In September 2012, the Board of Directors resolved to cancel the existing dividend policy for 2012, and to assess dividend distributions (and their scope) from time to time, by reference to, inter alia, the Company's cash flow, profitability, debt level, debt coverage ratios and the business environment in general. The level of any distribution of dividends may also be affected by the Company’s stated intention to use its cash flow and take other measures to reduce its net debt from NIS 3.8 billion at year-end 2012 to approximately NIS 3.3 billion by year-end 2013, as well as by the need to comply with existing financial covenants and to fund any necessary capital expenditures.

Under Israeli law, the payment of dividends is generally made from accumulated retained earnings or retained earnings accrued over a period of the last two years (after deducting prior dividends to the extent not already deducted from retained earnings), and in either case, provided there is no reasonable concern that the dividend will prevent the company from satisfying current or foreseeable obligations as they come due. A dividend distribution that does not meet the above mentioned conditions would be allowed only after receiving court approval and after providing debtors with the opportunity to present to the court any opposition to the dividend distribution.

For the year ended December 31, 2012, the Company has distributed dividends in an amount of NIS 160 million, compared with NIS 350 million for the year ended December 31, 2011. There is no assurance that we will be able to continue paying dividends or the level of any dividend distribution in the future. A distribution of dividends that may result in a significant reduction of our future reserves could prevent us from complying with existing or future financial covenants, or limit our ability to fund capital expenditures. We may also be required to increase our financial indebtedness to obtain needed liquidity, which may not be possible on commercially reasonable terms or at all.

If we are unable to pay dividends at levels anticipated by our shareholders, the market price of our shares may be negatively affected and the value of our investors’ investment may be reduced.

3D.2u     Our business results may be affected by a recurrence of a recession or a slowdown in growth.

In 2009 we experienced a substantial decline in our roaming service revenues due in part to a reduction in incoming and outgoing tourism as a result of the global economic recession and also due to the decrease of outgoing minutes of our business subscribers. If a recession or a slowdown in growth reoccurs, usage of our services may decrease and we may not otherwise be able to compensate for lost revenues, it may have a material adverse effect on our results of operations and financial condition. Subscribers may also be more inclined to switch to using low-cost service providers which may increase the rate of churn. Furthermore, the economic slowdown may adversely affect third parties we rely upon in the provision of our services, including interconnecting telecommunication providers, roaming partners and services and equipment providers. If those providers fail to provide reliable and consistent services and/or equipment to us in accordance with the requisite standards of quality and on a timely basis, our ability to provide services to our subscribers may be reduced in scope and/or in quality until and inasmuch as an alternative provider can be found. An alternative provider and/or solution may involve additional expenses and/or investments on our part and/or may involve terms that are less favorable to us including reduced revenues. Particularly in light of current global economic conditions, there can be no assurance that we will be able to obtain additional bank loans, issue new corporate notes or securitize accounts receivable on acceptable terms or at all, which could have a material adverse effect on our cash flow and financial condition.

3D.3           RISKS RELATED TO OUR PRINCIPAL SHAREHOLDERS

3D.3a      30.87% of our issued and outstanding shares and voting rights were acquired in January 2013 and are held by our largest shareholder, who has entered into a shareholders’ agreement with our second largest shareholder, whose holdings, when aggregated with those of its parent company, amount to 17.12% of our issued and outstanding shares and voting rights.

On January 29, 2013, approximately 30.87% of our issued and outstanding shares were acquired by S.B. Israel Telecom Ltd. ("S.B. Israel Telecom"), an affiliate of Saban Capital Group Inc. (“Saban Capital Group”).  Saban Capital Group is a private investment firm based in Los Angeles, California, specializing in the media, entertainment and communications industries. S.B. Israel Telecom acquired shares representing (i) approximately 30.73% of our issued and outstanding shares from Scailex Corporation Ltd. ("Scailex"), an Israeli corporation listed on the Tel Aviv Stock Exchange that is indirectly controlled by Mr. Ilan Ben-Dov, of which (a) 44,850,000 shares, representing approximately 28.82% of our issued and outstanding shares and voting rights, were transferred immediately and (b) 2,983,333 ordinary shares of the Company representing approximately 1.91% of our issued and outstanding shares and voting rights, are to be transferred by Scailex to S.B. Israel Telecom, free and clear of any lien, on one or more future deferred closing dates, subject to the conditions set forth in the share purchase agreement entered into between Scailex and S.B. Israel Telecom; and (ii) approximately 2.06% of our issued and outstanding shares from Leumi Partners Ltd. ("Leumi Partners"), a company wholly owned by Bank Leumi Le-Israel B.M. S.B. Israel Telecom’s total holdings thus amount to approximately 30.87% of our issued and outstanding shares and voting rights. Scailex’s holdings, when aggregated with those of its parent company, Suny Electronics Ltd., amount to approximately 17.12%. Scailex retained the entitlement to dividends in respect of the 44,850,000 Ordinary Shares transferred to S.B. Israel Telecom at closing (representing approximately 28.82% of our issued and outstanding shares) out of the amount of distributable profits accrued as of December 31, 2012, up to an aggregate amount of approximately NIS 115,000,000.

S.B. Israel Telecom and Scailex have signed a shareholders’ agreement regarding, among others, the exercise of their voting rights (in which they have agreed to hold a preliminary meeting to coordinate a uniform vote in advance of each shareholders’ meeting) and their consent regarding nomination of directors in Partner. See “Item 7A Major Shareholders – Shareholders’ Agreement”.

As our largest shareholders, and by giving effect to the shareholders’ agreement, S.B. Israel Telecom and Scailex have the ability to significantly influence our business through their ability to substantially control all actions that require majority approval by the shareholders and through their majority representation on our board of directors. S.B. Israel Telecom and Scailex are not obligated, however, to provide us with financial support or to exercise their rights as shareholders in our best interests or in the best interests of our other shareholders and noteholders, and either one or both may engage in activities that conflict with such interests. If the interests of S.B. Israel Telecom and Scailex conflict with the interests of our other shareholders and noteholders, those shareholders and noteholders could be disadvantaged by the actions that these shareholders choose to pursue. In addition, S.B. Israel Telecom and Scailex may cause our business to pursue strategic objectives that may conflict with the interests of our other shareholders and noteholders. See "Item 7A Major Shareholders".

ITEM 4.                      INFORMATION ON THE COMPANY

4A.         History and Development of the Company

We were incorporated in Israel under the laws of the State of Israel on September 29, 1997, as Partner Communications Company Ltd. Our products and services are marketed under the Orange brand and under the 012 Smile brand. Our principal executive offices are located at 8 Amal Street, Afeq Industrial Park, Rosh Ha’ayin 48103, Israel (telephone: 972-54-7814-888). Our website address is www.orange.co.il. Information contained on our website does not constitute a part of this annual report. Our agent for service in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

Since our incorporation, we have achieved a number of important milestones:

•	In April 1998, we received our license to establish and operate a cellular telephone network in Israel.

•	In January 1999, we launched full commercial operations with approximately 88% population coverage and established a nationwide distribution.

•
In October 1999, we completed our initial public offering of ordinary shares in the form of American Depositary Shares, and received net proceeds of approximately NIS 2,092 million, with the listing of our American Depositary Shares on NASDAQ and the London Stock Exchange. We used part of these net proceeds to repay approximately NIS 1,494 million in indebtedness to our principal shareholders, and the remainder to finance the continued development of our business. (In March 2008, we voluntarily delisted our ADSs from the London Stock Exchange.)

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

•
On March 3, 2011, we acquired all of the outstanding shares of 012 Smile Telecom Ltd., a leading provider of broadband and traditional telecommunications services in Israel. 012 Smile’s broadband services include broadband Internet access (ISP) with a suite of value-added services,  specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband (VOB) and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network. 012 Smile’s network allows it to provide services to almost all of the homes and businesses in Israel. The acquisition of 012 Smile supported our strategy of becoming a leading comprehensive communications group, expanding our range of services and products.

•
On January 29, 2013, S.B. Israel Telecom, an affiliate of Saban Capital Group, a private investment firm, based in Los Angeles, California, specializing in the media, entertainment and communications industries. became our principal shareholder through acquiring 30.87%  of our issued and outstanding shares, principally from our previous controlling shareholder, Scailex.  See ”Item 7A Major Shareholders”.

For information on our capital expenditures for the last three financial years, and for the principal capital expenditures currently in progress, see “Item 4B.9 Our Network" and “Item 5B Liquidity and Capital Resources”.

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

As part of our strategy to evolve into a diversified multi-service communications group, we supply our services through two business segments:

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

On December 31, 2012, we had approximately 2,976 thousand cellular subscribers, representing an estimated 29% of total Israeli cellular telephone subscribers at that date. As of that date, approximately 71% of our subscriber base (approximately 2,102,000 subscribers) was represented by subscribers who subscribe to post-paid tariff plans and 29% (approximately 874,000 subscribers) by subscribers who subscribe to pre-paid tariff plans.  (For a definition of “subscriber”, see “Item 3A Selected Financial Data  --  Partner Data”); and

-
the fixed line business segment, which includes a number of services provided over fixed line networks including (1) Internet services ("ISP") that provides access to the internet  as well as home WiFi networks, including Value Added Services ("VAS") such as anti-virus and anti-spam filtering; and fixed-line voice communication services provided through Voice Over Broadband ("VOB"); (2) Transmission services and Primary Rate Interface (“PRI”); (3) International Long Distance services ("ILD"),  outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. In addition, this segment includes sales of related equipment such as routers and phones.

As of December 31, 2012, our number of fixed telephony lines for both residential as well as business customers amounted to approximately 288,000 lines, compared to 292,000 at year-end 2011, and our ISP subscriber base reached approximately 587,000 customers, compared to 632,000 at year-end 2011.

Subscribers to more than one service including cellular, (including modem) fixed-line and ISP services are counted separately for each service for the purposes of subscriber count.

We market our services under the Orange brand which is licensed to us and has been used successfully in other markets around the world to promote telecommunications services.  Throughout the years Orange has been the leading telecommunications brand in Israel. We also market some of our Fixed-Line Services under the 012 Smile brand and some of our Cellular Services under the 012 Mobile brand.

Our GSM/UMTS network covered 99% of the Israeli population at year-end 2012. We currently operate our GSM network in the 900 MHz and 1800 MHz bands and the UMTS network in the 2100 MHz band and experimentally in the 900 MHz band. Our GSM services include standard and enhanced GSM services, as well as value-added services and products such as roaming, voice mail, voice messaging, color picture messaging, ringtone and game downloads, information services, and General Packet Radio Services (“GPRS”), which enables the packet transfer of data.

Our 3G network offers a wide range of services, such as video calls, a portal of content services including a rich selection of video-based services, and the transmission of data.

In 2012, we were named by marketest, a multi-discipline research and consulting firm,  as the number one company among the large cellular companies in Israel in their "market-test rating for customer experience". In 2012, we were named by the Maala organization in their highest platinum category for corporate social responsibility for the fifth consecutive year.

4B.1           Special characteristics of the Cellular Telecommunications Industry in Israel

We believe that the following special characteristics differentiate the Israeli market from other developed cellular telecommunications markets:

•
High Rate of Unlimited Packages. Israeli cellular operators provide, among other price-competitive offers, a particularly high rate of unlimited voice and text packages, and various data packages consisting of relatively high volumes of data at competitive prices.

•
Lack of Migration Barriers.  Due to regulatory changes, the Israeli cellular market to date has limited migration barriers. Operators are no longer able to offer beneficial packages to residential or small business customers that commit to longer periods or link sales of handsets to services.  In addition, there is full number portability.

•
Cellular Telephone Market Saturation. Since 1994, the market has sustained a rapid annual rate of growth from a 2.6% penetration rate at year-end 1994 to an estimated penetration rate in Israel at December 31, 2012, of 128%, representing approximately 10.2 million subscribers out of an estimated population of approximately 8 million. The total number of estimated cellular telephone subscribers includes dormant subscribers and subscribers to multiple networks as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers.

•
Entrance of New Operators. The regulatory changes in the telecommunications industry, particularly with respect to new entrants that include new cellular operators and MVNOs , have created a high level of competition in the industry.

•
Favorable Geography. Israel covers an area of approximately 8,000 square miles (20,700 square kilometers) and its population tends to be centered in a small number of densely populated areas. In addition, the terrain of Israel is relatively flat. These factors facilitate the roll out, maintenance and subsequent upgrades of a cellular network in a cost effective manner.

•
High Penetration of Smartphones. Published market data shows that the relatively young Israeli population has a propensity to accept and use high technology products. The level of penetration of smartphones in the Israeli market is also estimated to be one of the highest in the world.

4B.2           Special characteristics of the Fixed-Line Telecommunications Industry in Israel

Bezeq and the HOT Group are the only telecommunications services providers with their own universal fixed-line infrastructure. The fixed-line telecommunications market in Israel is highly competitive in the markets for fixed-line telephony, ILD services and ISP services. The internet market is split between internet infrastructure providers and internet service providers (ISP). While there are only two internet infrastructure providers, many telecommunication companies, including Partner, hold ISP licenses.

Fixed-line Services

 Bezeq is the incumbent provider of fixed-line telephony services in Israel.  HOT entered the fixed-line telephony in 2004, Cellcom entered in 2006, 012 Smile entered in 2007, Partner and Netvision entered in 2008 and Bezeq International (VOB only) entered in 2009, bringing the number of total players to seven. Following our acquisition of 012 Smile in March 2011, we transferred our fixed-line telephony business to 012 Smile.

Broadband and Internet services

The Israeli fixed-line broadband market is characterized by a regulatory structural separation between the providers of the infrastructure services and the providers of internet access services. Based on the reports of Bezeq and HOT, at the end of September 2012, there were approximately 1.944 million subscribers, and the household penetration rate was approximately 85%. The only providers of fixed-line infrastructure in the market are Bezeq through ADSL technology and HOT through cable modem technology. ADSL services were launched by Bezeq in 2000 and currently represent approximately 60% of broadband connections. Cable modems, which account for the rest of the market, have been available since 2002.

HOT announced in 2010 that it had completed the upgrade of its network to UFI (Ultra Fast Internet) and Bezeq completed upgrading its network to high speed NGN in 2012. In December 2011, Bezeq announced it would start a limited trial to test a Fiber to the Building (FTTB) and Fiber to the home (FTTH) network. In February 2010, the Ministry of Communications provided a trial license to the Israeli Electric Company, allowing it to use its fiber optic infrastructure to provide transmission services to other operators. In March 2011, the Israeli government approved the establishment of a new communications company that will be granted the exclusive right to use the Israeli Electric Company’s optic fiber infrastructure for the provision of broadband infrastructure access services.  For further details see “Item 3D.1a We operate in a highly regulated telecommunications market in which the regulators limits our flexibility in managing our business, seeks to increase industry competition, and adversely affects our business and results of operations.” Transmission and fixed-line data services are provided by Bezeq, HOT, Cellcom and us. These services are provided to business customers and to telecommunications operators.

Internet access is currently provided by three major Internet service providers, or ISPs  -   Netvision, Bezeq International and us  --  as well as some other niche players. HOT-NET, a subsidiary of HOT, began providing ISP services in February 2012. The Company estimates that its customers accounted for approximately 30% of the ISP market at the end of 2012, a market share similar to that of the other two major providers. The remaining 10% of the market is estimated to be held by the other niche players (5% held mainly by HOT-NET). All three major providers are also suppliers of international long distance services (see below).

Until 2011, the Israeli ISPs were connected to the World Wide Web through an underwater communications cable owned and operated by Med Nautilus, a subsidiary of Telecom Italia SpA. In January 2012, Bezeq International announced that its own underwater communications cable was operational and in February 2012, the Tamares Group’s underwater communications cable commenced operations. These additional underwater cables have increased the effective bandwidth of international data connectivity and reduce costs for ISPs. However, proposed regulation published for public comments by the Ministry of Communication in November 2011, proposes certain limitations on the terms of agreements with Med Nautilus, which would, among other effects, limit the discounts and capacity which Med Nautilus may provide and force ISP providers (other than Bezeq International) to purchase capacity on less favorable terms and prices.  For further details see “Item 3D.1a We operate in a highly regulated telecommunications market in which the regulators limits our flexibility in managing our business, seeks to increase industry competition, and adversely affects our business and results of operations.”

International long distance services

International long distance (ILD) services in Israel have been open for competition since December 1996. There are currently eight players in this market. The three major players are: 012 Smile, Bezeq International and Netvision, who are estimated to hold together more than 90% of the market. The other players are Xfone Communications, and Telzar International Communications Services Ltd., which commenced operations in 2011, and Hilat Ltd, Golan Telecom and Hot Mobile, that commenced operations in 2012. We anticipate that the market share of the three major players will decrease slightly in the coming years due to increased penetration by the new players.

4B.3           Our Strategy

We intend to continue to enhance revenues and profitability, and to create value for our shareholders, customers and employees. In order to accomplish this, we intend to:

•
Pursue our Evolution into a Diversified Multi-service Communications Group. In order to compete with the emerging comprehensive telecommunications groups, we are continuing to broaden and diversify our portfolio of products and services to evolve into a diversified multi-service communications and media service provider. Our goal is to provide a full range of telecommunications and media services which will enable customers to satisfy all their telecommunications needs through us. In addition to our major business providing cellular telecommunications services, our services offering range includes fixed-line telephony, ISP services, transmission services and, ILD services and other accompanying telecom and media services. The acquisition of 012 Smile in 2011 enabled us to expand our service offerings (see “Item 4A History and Development of the Company”).  We also intend to further enrich our media and content offerings in order to attract new customers and increase the level of loyalty and satisfaction of our existing customer base. Our licenses to operate in various telecommunications areas enable us to provide a wide range of services that will potentially be used to create a bundle of telecom and other adjacent services which we believe will favorably affect our ability to limit churn rates, increase customer loyalty, maximize the synergy between our lines of business and generate additional streams of revenues.

•
Drive Customer Value through Customer Centric Strategy. We believe that, particularly in light of the intense competition in the Israeli telecommunications services markets, customer value is a key concern. We place a priority on striving for excellence in the customer experience and differentiating ourselves from our competitors by our high level of customer service by providing customer guidance through, among others, a user-friendly website and technical guidance to smartphones.  Internally, we seek to improve and align all company business model elements to deliver consistent satisfaction at each step of the customer’s experience  and provide a high quality network.

•
Increasing Network Speed, Quality and Efficiency.   We have had and shall continue to have, a commitment to ensure the quality of our network in all its domains-cellular, fixed-line telephony, ISP and transmission and the integration of technological progress to support usage growth.  We continuously invest in our network platforms and transmission network and are preparing our network for upgrading to 4G, while ensuring smooth migration from existing networks to next generation networks. We are at an advanced stage of 4G deployment.

•
Maintain Orange Premium Pricing. In order to better address our customer needs, while maintaining customer value, we launched the 012 Mobile brand in order to compete in the low price competitive landscape, thus enabling Partner to maintain premium pricing for its Orange brand.

•
Improve Efficiency. We place a premium on improving operational efficiency, adjusting costs and workforce to a level appropriate for evolving market conditions.  During the fourth quarter of 2011, the structural separation between the Company and 012 Smile was terminated.  During 2012, we completed the process of merging the fixed-line businesses of Partner and of 012 Smile. The intense competition in the Israeli telecom, market requires us to further reduce costs to align them with reduced revenues. We have integrated some of the headquarter activities, including human resources, finance, legal, procurement and logistics, under one management structure. This process is designed to maximize operating synergies and to enhance the organizational and managerial focus required for dealing with the market challenges in both the short and the long term.

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

•
Maintain Strong Branding. We believe that a focused marketing strategy based upon strong branding reflecting our leading network, customer service and innovation will continue to be a differentiator in the competitive Israeli telecom market.

4B.4           Competitive Strengths

We believe that the following competitive strengths differentiate us from our competitors and will assist us in achieving our mission and implementing our strategies:

•
Variety of communication products. We believe that our VoB, ISP services and ILD services, strengthen our position in the communications market.  Offering a variety of combined mobile and fixed-line products and services will enable us to better compete with the bundled services of other players, increase customer loyalty, and serve as an additional source of revenue.

•
Focus on Customer Experience. We believe we provide a quality customer experience through quick, simple and reliable handling of customer needs and interactions, which we have achieved through investments in technology, launching new and clear plans, launching a new portfolio of smartphones and tablets, and new communications products as well as training of customer service skills.

•
High Quality Networks. We believe that we set high standards for network quality.  We constantly invest in upgrading our network to the most advanced software and hardware, in all network domains – Radio Network, Fixed transmission network, fixed and mobile core network platforms, underlying IP infrastructure and supporting active and passive infrastructure (such as AC/DC power system, A/C, cabling, and antennae). We also continuously add more base cellular stations to gain better, denser site grids which give better coverage and capacity, resulting in a better quality of service in terms of accessibility (i.e. setup success), retainability (i.e. drop probability) and quality (e.g. peak and average data rates and voice quality). These investments, together with the use of sophisticated network planning, optimization and monitoring tools and techniques, have produced a high quality network which has been branded as the Orange "Ultranet". Orange Ultranet ranked first for its speed among Israeli networks based on a few hundred thousand samples recorded during the last quarter of 2012 by end- users.

•
Strong Brand Identity. Since the launch of our full commercial operations in the cellular segment, we have made a substantial investment in promoting our brand identity in Israel to represent quality, innovation and customer service. Our marketing activities have resulted in wide-scale recognition of our brand for cellular services in Israel.

•
Strong and Motivated Management Team. We have been able to attract a number of Israeli senior managers from the telecommunications, high-tech and consumer products industries. Our management team is experienced and highly respected and, we believe, well-positioned to manage and lead the Company.

4B.5           Marketing and Brand

We believe that a focused marketing strategy is critical to support our goal of sustaining our position as a leading provider of quality and innovative communications solutions in Israel. Our marketing strategy is based upon the strong international Orange brand and emphasizes high value for money, network quality, quality of customer service and innovation. Subsequent to acquisition of 012 Smile in 2011, the Company markets its services under two brands, Orange and 012 Smile.  The Company also operates a sub-brand for cellular services, 012 Mobile. The Orange brand has continuously maintained its advertising and media language and invests in strengthening the brand values.

In order to better address our customer needs, while maintaining customer value, we launched the 012 Mobile brand in order to compete in the cellular low price competitive landscape, thus supporting the premium pricing of the Orange brand among the incumbent cellular operators. While the Orange brand is differentiated by a superior network, customer centric approach, expansive customer service, wide distribution and service channels, wide variety of handsets as well as technical guidance, 012 Mobile is characterized by highly competitive pricing, simplicity and digital customer service. In order to promote our advanced new handsets, tariffs and services, we employ a large number of promotional activities and use a broad range of advertising media. During 2012, we continued to pursue a relatively extensive advertising presence in the media in order to maintain high exposure for our brand and advanced technologies. Our main advertising activities focus on promoting the subscribership and usage of 3G and HSPA services, and of advanced mobile applications and content such as mobile broadband using data-cards and smartphones, as well as increasing loyalty among our customers. Our marketing strategy focuses on promoting our services to various segments of the Israeli population. We advertise our services in several languages. In addition to traditional media, we promote our brand and services by sponsoring and initiating cultural and community programs. We use the distinctive Orange brand logo in our promotional activities and advertising. See “Item 4B.13 Intellectual Property”.

In 2012, a year characterized by an unparalleled price competition, we maintained our customer centric strategy and invested in our customers in a variety of cultural customer events including, among others, the world acclaimed Fuerza Bruta theater performance, the Light Festival in Jerusalem, Sama Sama – an innovative, first of a kind technology amusement park for families - and continuous Orange Business Academy and lectures.

4B.6           Services and Products

Our principal business, which provides approximately 80% of our revenues in 2012, (excluding inter-segment revenues) was derived from providing Cellular Services and handset sales for the cellular market in Israel. Approximately 20% of our revenues (excluding inter-segment revenues) are generated through our Fixed-Line Services and handset sales for the fixed-line market.

Our goal is to provide the best mobile broadband and fixed- line network, offering a wide range of products, services and content to the cellular and fixed- line customers and provide an excellent customer experience.

Cellular Services. Our major service is cellular telephony service – provided on both our GSM/GPRS network and our UMTS/HSPA/ HSPA + network. Our basic offer includes domestic mobile calls, international dialing, roaming, voice mail, short message services, intelligent network services (such as VPN and funtone), content based on our cellular portal, data and fax transmission, mobile broadband and other services.

Our 3G network offers a wide range of services, such as a mobile portal of content services and applications including a rich selection of television, games, eBooks and music under the Orange brand, and the transmission of data at speeds of up to 42 Mbps1. We have concluded content agreements with a variety of content providers and suppliers in the Israeli television and entertainment industry.

Our main focus throughout 2012 was to continue to expand our 3G and HSPA business in Israel, to prepare the network for LTE technologies, and to enhance our relationship with our customers through active retention activities. To meet these goals, we are implementing our strategic network upgrade project, in which all network radio and core elements are being upgraded to Ericsson's most advanced products range. We have also expanded our transmission network to support the demand for high data transmission rates, and we introduced a third radio carrier for HSPA services, utilizing part of our existing 900 MHz spectrum.  In parallel, we have also expanded our 3G handset portfolio to cater to several specific market segments, including the launch of the Infinity private label and mobile broadband solutions.  Finally, we have enhanced our content portal offering and launched several innovative customer retention activities.

Due to the continuous penetration of smartphones and combined service price plans providing considerable volumes of unlimited packages of voice calls and text messages and various limited packages of data consumption on the cellular network, the Company expects that purchases of cellular data packages will continue to increase during the upcoming year.

As part of our "Highest Quality" strategy, the Company began offering, in late December 2012, an HD Voice service. This technology extends the frequency range of audio signals transmitted over the mobile voice call, resulting in higher quality speech transmission. HD Voice service provides numerous benefits compared to traditional voice transmission, including clearer overall sound quality; easier voice recognition; greater distinction between similar sounds, reduced background noise, and enhanced clarity for faint talkers. HD voice is now supported on our network for a growing range of mobile handsets, including all the most advanced smartphones that support this feature.

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

•
ILD services. As an international long distance provider, we offer our residential and business customers international telephony services including direct international dialing services, international and domestic pre-paid and post-paid calling cards, and call-back services. In addition, we offer our business customers international toll-free numbers and an international cellular service that offers fixed rates on calls from anywhere in the world. As an international long distance provider, we also provide hubbing traffic routing between network operators for termination of long distance calls outside of Israel.

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

•
VoB. This service allows users to make and receive telephone calls over the Internet through an internet connection. We offer traditional voice services to residential and business customers throughout Israel. Our service includes Quality of Service, which ensures high quality voice transmission regardless of the load on the internet connection, and a home gateway which is unique in the Israeli market for its range of sophisticated functionalities, including call “hijack” between the customer’s Orange fixed and Orange mobile telephone lines and a variety of domestic dialing for business customers.

1 The cellular data transmission speed is not constant and is dependent on various factors including coverage, network availability, the chosen connectivity technology, the handset, and cellular, internet and other telecommunication networks.

4B.6a      Handsets

Following the launch of our HSPA network, most of our handset sales were smartphone handsets that enable customers to use content services with high-speed rates of data transmission, cellular modems and lap-tops with HSPA embedded data cards and tablets. As of 2013, we are not allowed to sell handsets with rebates on usage, due to regulatory changes. See also "Item 3D.1a We operate in a highly regulated telecommunications market in which the regulators limits our flexibility in managing our business, seeks to increase industry competition, and adversely affects our business and results of operations."

4B.6b      Tariff Plans

As of December 31, 2012, approximately 71% of our cellular subscriber base (approximately 2,102,000 subscribers) subscribed to post-paid tariff plans, and 29% (approximately 874,000 subscribers) subscribed to pre-paid tariff plans.

Business cellular tariff plans. Our post-paid cellular business tariff plans offer features attractive to business users such as bundles including unlimited amounts of call minutes and SMS (subject to reasonable use) as well as browsing packages; bundles with fixed amounts of call minutes and SMS and browsing packages; tariff plans with fixed tariffs for  airtime usage without adding the interconnect charges imposed by other cellular and fixed-line providers for calls made by our subscribers that terminate on third party networks; and providing discounts for calls to designated numbers within a subscriber’s calling circle. Our business cellular tariff plans for large business customers with over 100 subscribers, include commitment periods of up to 36 months.

Private customer cellular tariff plans. Most of our post-paid cellular tariff plans for private customers are also bundles including unlimited amounts of call minutes and SMS (subject to reasonable use) as well as browsing packages, or bundles with fixed amounts of call minutes and SMS and browsing packages.  We also offer tariff plans that allow our subscribers to control their maximum monthly usage. The elements of our cellular tariff plans for post-paid private customers are packaged and marketed in various ways to create tariff packages attractive to target markets, including families, military, teens, students, family members of business customers and other sectors. Since February 2011, our private customer subscriber agreements do not have any commitment period.

During 2012, the Company launched cellular tariff plans under a new brand, “012 Mobile”, based on the 012 Smile brand. Under this brand, the Company offers plans mainly under a digital self-service model through a dedicated website (including web-chat with customer representatives) at competitive prices. These tariff plans were launched in order to compete with offers of new operators launched in 2012.

During 2012, the Company also started offering special discounts to customers with two or more subscribers in particular cellular plans, and to customers with subscribers in both cellular and fixed line plans including VoB and ISP.

Under our pre-paid plans, upon purchase of a SIM card or phone card or prepayment by credit card, customers can use our network, including some of our value-added services, without the need to register with us or enter into any contract. Our pre-paid plans enable us to compete in the pre-paid cellular services market.

Fixed-line tariff plans. For our Fixed-Line Services, we have a wide range of diverse plans to meet the needs of the various sub-markets. In the ILD services market we have tariff plans based on call destinations and level of use. We also offer pre-paid plans for our various services. Our Internet Service prices are based on bandwidth. We have also launched an unlimited plan for our VoB packages.

4B.6c      International Roaming

 Roaming allows a mobile phone subscriber to place and to receive calls while in the coverage area of a network to which he or she does not subscribe and to be billed for such service by his or her home network. Facilitating international roaming was a primary design goal of the GSM system from its inception. A GSM roamer can therefore expect to enjoy substantially the same services, features and security while traveling as he does at home. However, the Ministry of Communications may introduce new regulations that would limit our revenues from roaming services.  See “Item 4B.14d - viii Hearings and Examinations” and also “Risks relating to the regulation of our industry - Recent and potential future regulation and negotiation of roaming tariffs, both within Israel and elsewhere, may increase our roaming expenses, decrease our roaming revenues and prevent us from raising our tariffs. If our competitors, including new entrants into the telecommunications market, can deliver a more cost effective roaming service or more effective roaming solutions than we do, our subscribers may migrate to those competitors and our results of operations could be adversely affected."

At December 31, 2012, we had commercial roaming relationships with 435 operators in 185 countries or jurisdictions and 246 3G roaming agreements in 111 countries. We also have agreements with satellite operators, providing global coverage, requiring the use of unique handsets. Creating roaming relationships with multiple operators in each country increases potential incoming roaming revenue for us and gives our subscribers more choice in coverage, services and prices in that country.

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

4B.6d     Value-Added Services

Cellular Services. In addition to standard mobile value-added services, including voice mail, Short Message Service (“SMS”),  fax mail, call waiting, call forwarding, caller identification and conference calling, we offer a variety of additional value-added services including among others, various content services, GPS, mail services, backup and synchronizing services, visual voice mail and vehicle fleet management. These services and others are important to our business as they create differentiating factors and increase customer usage, satisfaction and retention. We continuously track all major market developments regarding value-added network services, and we intend to implement and offer those services that are likely to be popular with customers and which would add value to our business.

Fixed-line Services. In addition to standard fixed-line value-added services, we offer a variety of additional value-added services defense and security services for the computer and e-mail that include among others, parental monitoring control, firewall, web hosting, anti-virus and site filtering based on the customer’s restriction definition, and other value added internet services including hosting, cloud- based hosted services and virtual switchboard.

4B.6e     Customer Service

In November 2012, the Private Customers Division and the Business Customers Division were unified into the Customers Division which is responsible for all the Company's sales and customer services except for the fixed-line private customers and 012 Mobile.

Our customer support and service provides several channels for our customers: call centers, walk-in centers and self-service support, which includes Interactive Voice Response (“IVR”), web-based services and automated SMS.

Call Centers. Guided by our aim to provide high quality service, our call-center services are divided into several sub-centers: customer segment (business, private and pre-paid) for both cellular and fixed-line services, and specialized support and services (finance, network, international roaming and data transfer related issues). The call center services are provided in several languages and also provide chat services through the Company's website.

Walk-in Centers. We currently operate 30 service and sales centers across Israel. These centers provide a face-to-face, uniformly designed, contact channel and offer all services that we provide to customers: sales, handset upgrade, handset maintenance, tablet sales, fixed-line services (such as VOB and ISP) and other services (such as finance, rate-plan changes and subscription to new services) as well as  accessories sales. Lease agreements for our retail stores and service centers are for periods of two to five years. We have the option to extend the lease agreements for different periods including the initial lease period. See also Note 19 to the consolidated financial statements.

Self-Service. We provide our cellular customers with various self-service channels, such as IVR, web-based services, services via SMS and services via WAP. These channels provide general and specific information, including tariff plans, account balance, billing-related information and roaming tariffs. They also provide customers with information regarding trouble shooting and handset operation, and enable customers to activate services and to download content. These channels also allow customers to purchase various cellular services and update tariff plans.

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

4B.7           Sales and Distribution

We apply a multi-channel approach to target various market segments and to coordinate our cellular and fixed-line sales strategy for both our business as well as private customers.

We distribute our services and products primarily through direct sales channels and indirect sales channels.

4B.7a      Direct Sales Channels

Orange Sales and Service Centers: All of our walk-in centers in stores and malls serve as sales centers. The face-to-face contact enables customers to get the “feel and touch” of new handsets, tablets and services demonstrated by our representatives.

Direct Sales Force: Our sales force is comprised of service and sales representatives.

•	A team of regional representatives and customer account managers, located in regional offices, supports small to medium-sized businesses.

•	A team of corporate representatives and customer account managers who support large corporate customers.

•	A “door to door” sales-force team located in regional offices focuses on individual and small business customers.

•	A telemarketing department conducts direct sales by phone (to private and business customers), initiates contacts with prospective customers and coordinates appointments for the sales representatives.

Our sales force undergoes regular training to improve their skills of selling advanced solutions such as cellular data, intranet extension and connectivity, virtual private networks, location based services, m2m services, and other value-added services that appeal to corporate customers.

In addition, as of December 31, 2012, we have 31 Orange stands in shopping centers throughout the country, as well as seven stores that specialize in sales and handset upgrades as well as technical services.

4B.7b     Indirect Sales Channels

At December 31, 2012, we had agreements with 27 traditional dealers providing 50 points of sale, selling a range of our products. The private dealer network is an important distribution channel because of its ability to attract existing cellular users to our network. Our dealer network focuses primarily on sales to individual customers and, to a lesser extent, small business customers. These dealers specialize in sales for post-paid customers.

In addition we have agreements with 13 prepaid distributors that specialize in sales for pre-paid customers and distribution of pre-paid plans to sub-dealers.

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

The 012 Mobile cellular services are marketed through the internet as well as through 4 retail chains and 50 traditional dealers that sell the 012 Mobile SIM card.

4B.8           Post-Paid Customer Contracts and Credit Policy

As of 2011, our standard subscriber agreements with most of our private subscribers are without commitment periods. Each of our business subscribers that has more than 100 lines signs an agreement with a commitment period of 36 months (generally including a commitment to pay the monthly charge for the full 36 months). Subscribers are billed monthly for airtime charges and charges per services. Roaming access for direct debit subscribers is subject to credit scoring by our credit supervisors with the assistance of outside credit agencies and may require additional guarantees or deposits.

Our subscribers pay for their services by credit card or by direct bank debit. All credit card accounts are subject to an initial maximum credit limit each month, which varies depending upon the type of credit card and for which we obtain prior approval from the card issuer. When a subscriber account reaches this limit, we may seek approval from the card issuer. If the card issuer does not grant the approval, we may require the subscriber to provide other means of payment or arrange an increase in the approved limit from his credit card issuer. If this does not occur, the subscriber’s usage may be limited or suspended, after receiving our prior notice of such limitation or suspension, until we receive a cash deposit or guarantee from the subscriber.

Most of our cellular subscribers pay for the handsets in 18 or 36 installments, which are charged directly to their credit card or to their monthly bill. If the subscriber opts to pay for the installment via his monthly bill, the outstanding installment payments are not secured. Subscribers acquiring more than a certain number of handsets are subject to a credit scoring review performed by Partner’s credit supervisors with the assistance of outside credit agencies.

4B.9           Our Network

We have built an extensive, resilient and advanced network system in Israel, allowing us to offer our services with extensive coverage and consistent high quality. During the years ended December 31, 2011 and 2012, we made capital expenditures of NIS 254 million and NIS 343 million ($92 million), respectively, in our network infrastructure, including optic fibers.

4B.9a      Overview

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

4B.9b      Infrastructure

As of December 31, 2012, our GSM network domain consisted of 1,982 macrobase transceiver stations, 139 microbase transceiver stations and 560 indoor transceiver stations, all linked to 12 base station controllers. The base station subsystem is controlled by 8 cellular switching centers. Base transceiver stations, cellular switching centers and base station controllers are interconnected by approximately 3,900 transmission links. Ericsson and Nokia-Siemens Networks (NSN) supply our base station controller and base transceiver station sites for our GSM and GPRS network.

As of December 31, 2012, our UMTS network domain consisted of 1,972 macrobase transceiver base stations, 51 microbase transceiver stations and 519 indoor transceiver stations, all linked to 20 radio network controllers. The base station subsystem is controlled by 4 mobile switching centers and 8 media gateways. The base transceiver stations, the mobile switching centers and the radio network controllers are interconnected by approximately 7,500 transmission links, a dedicated IP radio access network and a mobile packet backbone network (IP-RAN, MPBN). As of January 2008, Ericsson is our sole 3G UTRAN and core network equipment supplier, and we are progressively replacing equipment purchased from other suppliers with Ericsson equipment.  See “Item 4B.9g – Suppliers”.

Our fixed-line network domain consists of circuit-switched and Voice over Internet Protocol (VoIP)  platforms. Nokia-Siemens Network, Sonus, Broadsoft and ACME Packet supplies our VoIP solution, whereas the circuits-switched services utilize the mobile switching center platforms alongside Sonus’s switches. The International Long Distance network domain consists of Dialogic ILD Switch, together with NSN’s Signaling Transit Point.

In addition, our network is interconnected with two public switched telephone companies, Bezeq and HOT, in several locations across Israel. Our network is also connected to all of the cellular networks, the four Israeli international operators, the fixed-line telephone network of Paltel and the cellular network of Wataniya, and indirectly to the cellular network of Jawwal. Our transmission network is made up of leased lines from Bezeq and other operators and our own microwave links and fiber optic infrastructure. Currently approximately 50% of our transmission network consists of leased lines. Our fiber-optic and microwave transmission network enables us to reduce our transmission costs as well as to provide our business customers with bundled services of data and voice transmission and fixed-line services. Currently, our transmission network has more than twelve hundreds kilometers of fiber optics and more than fourteen hundred kilometers of microwave links.

Our GSM and UMTS radio networks covered 99% of the Israeli population at year-end 2012. We are continuing to expand and improve the coverage, capacity and quality of our UMTS network.

4B.9c     Network Design

Our primary network design objective is to further expand and improve our network to provide high voice, video and packet quality, service reliability, high capacity and high coverage quality. In formulating our network design objectives, we have been guided by our business strategy to continue to broaden the highest quality network. The quality parameters that we seek to satisfy are those that we believe are important to cellular users: voice quality, high data rate packet sessions, low “blocked call” rate, low “dropped call” rate and deep indoor penetration, especially in densely populated areas or areas of special commercial interest. The two main examined parameters used to measure network performance are the setup call success rate and the dropped calls rate.

With these quality parameters in mind, we rolled out our UMTS/HSPA network starting in 2004, which shares locations with the GSM sites. In December 2007, we signed an agreement with LM Ericsson Israel Ltd. (Ericsson”) for the replacement of third party 3G radio equipment existing in our network, and in October 2010, we signed an agreement with Ericsson for the upgrade of our existing fixed-mobile network and the deployment of our fourth generation network. Ericsson is currently the main supplier of our network. See “Item 4B.9g - Suppliers”.

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

4B.9d      Spectrum Allocation and Capacity

Spectrum availability is limited and is allocated by the Ministry of Communications through a licensing process. Pursuant to the terms of our license and subsequent allocations, we were allocated 2x10.4 MHz in the 900 MHz frequency band, of which 2x4.8 MHz are shared with Jawwal which operates in the West Bank and the Gaza Strip. For a discussion of the risks associated with regulatory developments in spectrum allocation, See “Item 3D.1e We may be required to terminate the use of certain spectrum or to share with another operator some of the spectrum we are currently using on an exclusive basis. We may not be allocated sufficient spectrum band or any spectrum at all needed in order to provide fourth generation (4G) services. These requirements may adversely affect our network quality and capacity as well as our results of operations.”.

We were also allocated two additional bands of spectrum: 2 x 10 MHz of GSM 1800 spectrum and 2 x 10 MHz and 1 x 5 MHz of UMTS/HSDPA third generation in the 2100 MHz frequency band. We operate GSM 1800 MHz band base transceiver stations that enhance the capacity of our GSM 900 MHz network, and improve our GSM 900 MHz network’s quality. In May 2012, we shifted 5MHz of our 900MHz spectrum from the 2G GSM network to the 3G HSPA+ network.

4B.9e      Enabling Systems

Our UMTS network offers advanced applications and services including, among others, a UMTS content portal offering a variety of services such as live TV channels, games, eBooks, maps and directions application, wide range of music (MP3) services. We have installed a video gateway and a streaming server, enabling us to offer our customers a range of video services on UMTS handsets.

4B.9f      Site Procurement

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

See “Item 4B.14g Network Site Permits” for a description of the approvals that are required for the erection and operation of network sites and the requirement to provide indemnification undertakings to local committees.

4B.9g     Suppliers

Suppliers for our cellular network. For a number of years, we purchased our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software, from Ericsson and Nokia.  Starting in January 2008, we purchase all our UMTS network equipment from Ericsson, and in 2010 we entered into an agreement with Ericsson, for the upgrade of our existing cellular networks and the deployment of our fourth generation network. As a result, Ericsson has gradually become our sole supplier of radio equipment and our main supplier of our other network infrastructures, such as GSM, GPRS and UMTS equipment, voice and data core switches, base station controllers, base transceiver stations,  operation support systems and transmission systems equipment. See “Item 10C. Material Contracts”. See also “Item 3D.2f We depend on a limited number of suppliers. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of network equipment  and handsets or maintenance support on a timely basis..”

We continue to purchase certain network components, for our cellular, fixed and ISP services, from various other key suppliers. For example, Alcatel-Lucent provides the Company with a pre-paid system that allows subscribers to pay set amounts in advance and thereby allows subscribers to manage their expenses for services. Alcatel-Lucent also provides an Intelligent-Network system which implements Value Added voice Services such as VPN and Funtone (Music Ring-back Tone).  Juniper Networks Ireland Ltd. supplies ISP infrastructure to the Company including routers and security solutions.

Handset Suppliers. In 2009, we entered into a three-year agreement with Apple for the purchase and resale of iPhone handsets in Israel and upon its expiry in 2012 we entered into a new agreement with Apple for an additional three-year period. See “Item 10C. Material Contracts”. During 2012, Apple was a major supplier of the Company’s handsets (iPhone). However, during 2012, we purchased most of our Samsung handsets from Scailex. See “Item 7B.3 Transactions with Affilates–Agreements with Scailex”.

Suppliers for our fixed-line network.  Only the Bezeq and HOT Groups own fixed-line telecommunications infrastructures in Israel.  As a result, we rely on interconnection with the Bezeq and Hot Groups’ infrastructure. Bezeq supplies the Company with fixed-line transmission services for connecting traffic between approximately 50% of the Company’s sites and its switches.  The HOT Group supplies the Company with interconnect lines between the broadband backbone and the ISP backbone. In addition, for hard-line connection to all major Western European countries and the United States, Med Nautilus supplies the Company with transmission services through its submarine infrastructure. See “Item 10C. Material Contracts”.

Nokia-Siemens, Sonus Networks Inc. and Broadsoft Inc. supply us with switches for the fixed-line telephony services based on Internet Protocol (“VoIP”). As part of the mentioned above with Ericsson, these services will gradually shift to equipment supplied by Ericsson.

4B.10         Interconnection

All telecommunications providers with general licenses in Israel have provisions in their licenses requiring them to connect their networks with all other telecommunications networks in Israel. Currently, our network is connected directly with all other telecommunications networks operating in Israel.

We are currently operating without any formal interconnect agreements with Bezeq. Day-to-day arrangements with Bezeq substantially conform to a draft interconnect agreement negotiated with Bezeq. Bezeq is required by law not to discriminate against any licensed telecommunications operator in Israel with respect to the provision of interconnect services. We currently pay Bezeq an interconnection fee based on a tariff structure set forth in the Interconnection Regulations (Telecommunications and Broadcasts) (Fees for Interconnection) (2000) ("Interconnection Regulations").

We have formal interconnect agreements with all Israeli cellular and with the other fixed-line and voice over cellular companies. The interconnect tariffs are set forth in the Interconnection Regulations that impose a uniform call interconnect tariff for all cellular operators.

Our network is connected directly to the Palestine Telecommunication Co. Ltd. (“Paltel"), the Palestinian fixed-line operator, Wataniya Palestine Mobile Telecommunication Company (“Wataniya”), a Palestinian cellular operator,  and indirectly to Jawwal, the cellular operator of  Paltel. The interconnect tariffs are set out in commercial agreements.

For a discussion of the Ministry of Communications’ reduction of interconnect tariffs see “Item 4B.14d - ii Reduction Of Interconnect Tariffs to Be Paid to Cellular Operators”.

Two of our subsidiaries have a domestic fixed-line license. Our subsidiaries are connected directly with all other telecommunication networks operating in Israel. The interconnection fees are set by the Interconnection Regulations.

4B.11        Competition

An overview of our principal competitors and of some aspects of the competitive environment for telecommunications services is set forth below.  For further information regarding the impact of regulation and regulatory changes on competition, including measures to enable new service providers to enter the market, and the competitive pressures arising from the development of full-service telecommunications providers and new technologies, see "Item 3D.1a We operate in a highly regulated telecommunications market in which the regulators limits our flexibility in managing our business, seeks to increase industry competition, and adversely affects our business and results of operations.” and “Item 3D.2a As a result of substantial and continuing changes in our regulatory and business environment, our revenues and net profit have decreased significantly since prior years.  Our revenues and net profit may continue to decline in 2013 and beyond, and there can be no assurance when, or to what extent, we will be able to improve our business and operating results or reach our prior levels of profitability."

4B.11a   Competitors in the Cellular Services market

There are currently five cellular telephone network operators in Israel: Partner, Cellcom, Pelephone, and HOT Mobile, which are (or, in the case of Pelephone, are part of) the four main telecommunications groups, and Golan Telecom, with three additional active MVNO operators – Rami Levy, Hashikma Communications Marketing Ltd., (“Rami Levy”) which operates using the Pelephone network; Alon Cellular Ltd. ("Alon Cellular"), which signed a hosting agreement with Partner; and Home Cellular Ltd. ("Home Cellular"), which signed a hosting agreement with Cellcom. Since HOT Mobile and Golan Telecom have yet to complete the rollout of their networks, they use national roaming services on Pelephone's and Cellcom's networks, respectively.

We compete principally on the basis of telecommunications service quality, brand identity, variety of handsets, tariffs, value-added services and the quality of customer services.

The table below sets forth an estimate of each operator’s share of total subscribers in the Israeli cellular market at December 31, 2008, 2009, 2010, 2011 and estimates for 2012.

Estimated Market Shares*	2008	2009	2010	2011	2012

Partner	32%	32%	32%	32%	29%
Cellcom	35%	34%	34%	34%	32%
Pelephone	29%	29%	29%	29%	28%
HOT Mobile (MIRS)	4%	5%	5%	5%	8%
Golan Telecom and others	-	-	-	-	3%

* Based on Partner subscriber data, as well as information contained in published reports, and public statements issued by other operators. The estimated market shares for 2012 are also based on data regarding the number of subscribers porting between operators.

Cellcom is an Israeli corporation that is traded both on the Tel Aviv stock exchange as well as NYSE. The company was founded in 1994 as the second cellular company in Israel and its major beneficial shareholder is Discount Investment Corporation Ltd, (“DIC”). DIC is a majority-owned subsidiary of IDB Development Corporation, which in turn is a majority-owned subsidiary of IDB Holding Corporation Ltd (“IDB”). The IDB group is one of the largest diversified business groups in Israel, whose indirect subsidiaries also operate in the Israeli communications market. In August 2011, Cellcom acquired Netvision, an Israeli operator of domestic fixed-line services using VoB technology, PRI, transmission and data communications services, ISP services and ILD. Cellcom operates nationwide cellular telephone networks based on GSM 1800 MHz/GPRS, EDGE and UMTS/HSDPA HSUPA technologies as well as fixed-line telephony, transmission and data services.

Pelephone is an Israeli corporation that is a wholly-owned subsidiary of Bezeq, Israel’s largest telecommunications provider and the primary fixed-line operator that is controlled by B Communications Ltd., a company indirectly controlled by Shaul Elovitz, the controlling shareholder of Eurocom, which is the official distributor of the Nokia group in Israel. Bezeq and its subsidiaries offer fixed-line telephony services, cellular telephony services, PRI, internet broadband access, ISP services, transmission and data communications services, ILD services and multi- channel television services. Pelephone, which was initially a non-GSM operator and had used CDMA-1x Real Time Technology, as well as the EVDO technology, launched in 2009 a UMTS/HSPA network, which has strengthened its ability to compete in the provision of high speed cellular internet as well as inbound and outbound roaming services, and has improved its competitive position in the market.

New Operators

HOT Mobile (previously known as MIRS) holds a general license to operate as a mobile telephone operator. HOT Mobile's legacy network is an iDEN network. MIRS is held by the Altice Group, a French media group, controlled by Mr. Patrick Drahi, who also holds 45% of HOT, a multi-channel television operator in Israel. HOT’s main areas of activity are multi- channel television services, fixed-line telephony services, PRI, internet broadband access, transmission and data communications services as well as ISP services through its subsidiary HOT-NET. In November 2011, HOT acquired all of the outstanding shares of HOT Mobile. HOT Mobile’s cellular license was amended to include UMTS frequencies allocated subsequent to winning a Ministry of Communications’ tender offer for frequencies in the 2100 Mhz spectrum. The HOT Group, which operates its 3G services under the brand name of HOT Mobile, intends to utilize the 2100 MHz spectrum to build a full country coverage. Since this network is currently only partially deployed, its subscribers currently roam on Pelephone's network that has nationwide coverage. In December 2012, HOT was privatized and its shares were delisted from the Tel-Aviv Stock Exchange.

Golan Telecom, is a privately owned company, owned by Michael Golan, Xavier Niel and the Parienti family and began operations in early 2012. Golan Telecom signed a national roaming agreement with Cellcom.

MVNOs

Rami Levy is a subsidiary of a major Israeli discount supermarket chain. Home Cellular is a subsidiary of a leading group that owns, among others,  hardware and home furnishing stores and Alon Cellular is owned by Alon Holdings, which also controls a leading retail and gas station chain.

In addition, the Palestine Telecommunication Co. Ltd. (“Paltel”) operates a GSM mobile telephone network under the name “Jawwal” in the Palestinian Administered Areas, as well as a fixed-line network. Paltel’s GSM network competes with our network in some border coverage overlap areas. A second Palestinian operator, Wataniya Palestine Mobile Telecommunication Company (“Wataniya”) launched its GSM network during 2009.

Several service providers offer competitive roaming solutions. The service is offered, inter alia, by the International Long Distance vendors as well as by specialized enterprises.

4B.11b   Regulatory developments leading to new entrants in the Cellular Services market

The Ministry of Communications granted MVNO licenses to a number of companies that launched their operations in 2012 and may grant additional MVNO licenses, which would further increase competition.   In December 2011, we signed an agreement with Alon Cellular with respect to its use of Partner’s network as an MVNO.  Alon Cellular began operations in May 2012.

In September 2010, the Ministry of Communications published a tender for the allocation of UMTS frequency to additional infrastructure-based cellular operators in Israel. In April 2011, the tender was concluded and the UMTS frequencies were ultimately awarded to MIRS (subsequently renamed “HOT Mobile”) and Golan Telecom.  Golan Telecom, is a privately owned company, owned by Michael Golan, Xavier Niel and the Parienti family and began operations in early 2012. Golan Telecom signed a national roaming agreement with Cellcom.  Under the terms of their licenses, the companies which won the tender offer were required to pay a minimal fee as well as a guarantee for the balance to the Ministry of Communications before starting operations and to pay the balance of the fee to ensure compliance with the terms of the license after 5 years.  However, as an incentive for these companies to rapidly build and expand their customer base, the final total amount of their fees and guarantees will be calculated according to the level of the coverage of their services and will be reduced as the level of coverage increases.  This incentive has been a significant factor in the aggressive marketing strategies and pricing of the new entrants in order to gain market share, which, in light of the current saturation of the Israeli cellular market, has resulted in loss of market share by existing companies, including Partner, and substantial downward pressure on tariffs.

4B.11c   Selected new technologies affecting the competitive environment for Cellular Services

The Ministry of Communications updated fixed operators' licenses to allow for the provision of VoC based services. For a discussion of the risks created by our competitive environment, including risks arising in connection with government measures to increase competition, see “Item 3D.1a Competition resulting from the full service offers by telecommunications groups, and new entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, has and may still cause an increase in subscriber acquisition and retention costs and a decrease in tariffs, and has and may still reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations."

4B.11d   Competitors in Fixed-line Services

In the fixed-line market, we compete with Bezeq, Israel’s largest telecommunications provider and the primary fixed-line operator, HOT, the multi- channel television operator in Israel, and other telecommunication services providers who are entering the fixed-line market. Bezeq holds 100% of the shares of Pelephone and Bezeq International, which may enable Pelephone and Bezeq and other affiliates of Bezeq to offer bundled services of fixed-line, mobile telephone and other telecommunication services, subject to regulatory approval. The HOT Group provides cellular telephony services and ILD services (through HOT Mobile), fixed-line telephony services, PRI, internet broadband access, ISP services, transmission and data communications services and multi -channel television services. The Ministry of Communications granted HOT a license to provide ISP services through HOT-NET, a subsidiary of HOT, and permission to market bundled services subject to certain structural limitations between the companies in the group. In the future other holders of licenses to provide fixed-line telephone services may enter the mobile telecommunications services market as VoiP operators, increasing the level of competition we face.

There are currently two major fixed ISP providers in Israel that we compete with: Bezeq International and Netvision from the Cellcom Group, each of which is estimated to hold approximately 30% of the ISP market, while the  remaining 10% of the ISP market is estimated to be held by smaller operators, including HOT-NET. See “Item 3D.2b Competition resulting from the full service offers by telecommunications groups, and new entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, has and may still cause an increase in subscriber acquisition and retention costs and a decrease in tariffs, and has and may still reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations.”

In the ILD services market, we compete with Netvision,  Bezeq International, Xphone 018 Ltd, Hashikma N.G.N International Communications 015 Ltd. Telzar International Telecommunication Service  Ltd, Golan Telecom International Ltd. and HOT Mobile International Telecommunications Ltd.

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

While many of our systems have been developed by third-party vendors, all of them have been modified and refined to suit our particular needs. In certain instances, we have developed critical information technology systems internally to meet our specific requirements. For example, significant segments of our CRM and business information infrastructure were developed internally and were designed to integrate our customer service outreach with our overall sales and marketing effort. In connection with our transformation into a diversified multi-service communications provider, we are upgrading our current billing data base version and our CRM systems with systems that are better suited to our current and future needs.

During 2012, the Company included under its management the 012 Smile IT systems and the 012 Smile Enterprise Resource Planning ("ERP") was merged into the Company's ERP systems. In addition, the Company invested resources to improve the quality of the IT processes and billing accuracy.

4B.13     Intellectual Property

We are the registered owners of the trademark “Partner” in Israel with respect to telecommunications-related devices and services, as well as additional trademarks. We have also registered several internet Web domain names, including, among others: www.partner.co.il and www.orange.co.il. 012 Smile is the registered owner of several trademarks in Israel with respect to telecommunications-related services,  that include the numbers "012". In addition, 012 Smile has registered several internet Web domain names, including, among others, www.012.net and www.012.net.il.

We have entered into a brand license agreement with Orange International Developments Limited, a subsidiary of Orange Limited, formerly Orange plc, further assigned to Orange Brand Services Limited, a member of the France Telecom Group (“Orange”). Under this agreement, we have the exclusive right to use the Orange brand in Israel. The term of the brand license agreement began on July 1, 1998. The license was royalty-free until June 2013; however, pursuant to an amendment to the brand license agreement entered into in January 2012, we began paying royalties in April 2012. Royalties payable are based on a percentage of the Company’s revenues from the provision of services offered under the Orange brand. Under the brand license agreement, we are required to comply with the Orange brand guidelines established by Orange. We have the right to use the Orange brand as long as we are able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel. However, the brand license agreement may be terminated by mutual agreement or by either party if it determines that the other party has materially breached the agreement and such a breach has not been remedied within a certain time period. We also entered into a brand support/technology transfer agreement with Orange Personal Communications Services Limited, further assigned to Orange. The agreement is intended to enable Orange to provide us with information and expertise to support the orange brand in Israel at an agreed cost. See “Item 3D.2o Our marketing strategy relies on using the international Orange brand. If our brand license agreement terminates or is revoked, we will lose one of our main competitive strengths.”

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

4B.14     Regulation

4B.14a   Overview

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

4B.14b   Telecommunications Law

The principal law governing telecommunications in Israel is the Telecommunications Law and related regulations. The Telecommunications Law prohibits any person, other than the State of Israel, from providing public telecommunications services without a license issued by the Ministry of Communications.

General licenses, which relate to telecommunications activities over a public network or for the granting of nationwide services or international telecommunications services, have been awarded to Bezeq, and to HOT, to four other cellular operators besides Partner and to the international operators. In addition, the Ministry of Communications has granted MVNO licenses to a number of companies.

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

The Ministry of Communications is authorized to impose significant monetary sanctions on a license holder that breaches a provision of its license, which breach causes, or may cause, significant harm to the public or to competition. See "Item 4B.14d - i Financial Sanctions for Breach of the License".

Frequency Fees. Under the Telegraph Regulations, the Company is committed to pay an annual fixed fee for each frequency used. The Company paid a total amount of approximately NIS 59 million for the year 2010. For the year 2011, the company paid an amount of NIS 11 million which is after a deduction of amounts the Company was eligible to receive in accordance with a Court’s decision; the amount due before the reduction was NIS 58 million. For the year 2012, the Company paid a total amount of approximately NIS 59 million. See also Note 18 to the consolidated financial statements.

Royalties. Pursuant to the Telecommunication (Royalties) Regulations, 2001, we must pay royalties to the State of Israel every quarter based on our chargeable revenues, as defined in the regulation, from mobile telephone services (including, among other, airtime, monthly subscription fees, roaming services and non-recurring), on a cumulative basis, excluding value-added tax. Revenues for purposes of royalty calculation also exclude payments transferred to other telecommunications license holders, bad debts, payments for roaming services to foreign mobile telephone operators and certain other revenues. The rate of these royalties has decreased in recent years, from 4.5% in 2002, to 1% in 2010. However, in January 2011, the regulations were amended by a temporary order, so that the royalty rate was increased to 1.75% (instead of 1%) in 2011 and 2.5% (instead of 1%) in 2012.  This temporary order did not apply to international operators, special fixed-line operators and MVNOs. Following a petition filed by the Company and two other cellular operators with the Supreme Court of Justice in July 2011 against the temporary order, the State decided to accept the arrangement that was proposed by the Court, which had already been accepted by the petitioners, according to which (i) the royalty rate in the temporary order for 2012 be set at 1.75% instead of 2.5%; and (ii) beginning in 2013, the rate is to be set at 0%. The arrangement became effective upon the publication of the relevant regulations on July 24, 2012. In accordance with the arrangement, the annual royalty rate for 2012 was 1.3%, in light of the expiration of the temporary order on May 23, 2012.

4B.14c   Fair Competition and Antitrust Law

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

The Israeli Commissioner of Restrictive Trade Practices expressed his view in the past that the cellular telephone industry in Israel operates as an oligopoly, and in July 2011 the Israeli Parliament approved an amendment to the Restrictive Trade Practices Law. See “Item 3D.1a We operate in a highly regulated telecommunications market in which the regulators limits our flexibility in managing our business, seeks to increase industry competition, and adversely affects our business and results of operations.”.

4B.14d   Regulatory Developments

See also “Item 3D.1 Risks Relating to the Regulation of Our Industry” for a discussion of how recent regulatory developments create risks for our financial condition, business and results of operations.

4B.14d - i                      Financial Sanctions for Breach of the License

In August 2012, an amendment to the Telecommunications Law was enacted which sets a mechanism that allows the Ministry of Communications to impose significant financial sanctions on various licensees in the telecommunications field based on two parameters: the annual income of the violator (NIS 1.6 million and 0.225% of the annual income of the licensee) and the degree of severity of the violation. Recently, the Ministry of Communications published a document which elaborates on the specifics standards with respect to the severity of the regulation, for example, the negative impact of the violation on the competition, the number of subscribers affected by the violation, the period of the violation, etc, This amendment is expected to lead to materially increased monitoring and enforcement measures by the Ministry of Communications towards the licensees.

4B.14d - ii                      Reduction Of Interconnect Tariffs to Be Paid to Cellular Operators

In September 2010, the interconnect tariffs payable to Israeli cellular operators by other Israeli telecommunications operators were updated:

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

The tariffs do not include VAT and are to be updated annually on January 1 of each year starting January 1, 2011, in accordance with  the CPI, using the average annual CPI for the year 2009 (as defined by the Israeli Central Bureau of Statistics) as the basic CPI. In addition, the interconnect tariffs were linked to the royalty rates that applied to telecommunication operators in accordance with the royalty regulations.

In 2012, the maximum tariff per call minute excluding VAT was NIS 0.0690 for the period of January 1, 2012 to May 23, 2012; NIS 0.0685 for the period of May 24, 2012 to July 31, 2012 and NIS 0.0680 for the period of August 1, 2012 to December 31, 2012. The maximum tariff for sending an SMS excluding VAT was NIS 0.0016 through 2012.

The maximum, updated and CPI-adjusted tariff per minute excluding VAT effective January 1, 2013 was NIS 0.0643 for completion of a call in its cellular network and NIS 0.0015 excluding VAT for completion of an SMS message.

4B.14d - iii                     Regulatory Consumer Amendments

Further to previous amendments to the Telecommunications Law that set limitations on the imposition of exit fees for the termination of commitment agreements during the commitment period, effective April 2012, an additional amendment was enacted which determines that subscribers who signed commitment agreements after November 1, 2011, will not be charged exit fees at all. The amendment applies to subscribers with commitment agreements for no more than 100 lines that terminate the agreement during the commitment period.

In July, 2012, the Parliamentary Economics Committee approved an amendment to the Consumer Protection Law according to which, as of January 1, 2013, if a supplier overcharges a consumer in a continuous transaction in which the supplier lawfully charges the consumer's bank account or credit card in installments, the supplier will refund the consumer the overcharged amount within four business days together with interest as well as an additional payment for the consumer's expenses in the amount of NIS 16. In addition, the amendment determined that if the supplier overcharged and did not refund the consumer, the court may award compensation without proof of damages up to an amount that does not exceed NIS 10,000.

In August, 2012, the Parliamentary Economics Committee approved a reform with respect to the import of cellular handsets that includes two facilitations that are intended to remove import barriers: the exemption from the need to receive a commercial license and the exemption from the need to receive a type approval for the import of new cellular handsets that meet acceptable European and American standards. The reform became effective in September 2012. In October 2012, the Ministry of Communications granted Partner an exemption from the need to receive a commercial license for handsets and an exemption from the need to receive a type approval that will be effective until December 31, 2013.

In December 2012, the Ministry of Communications determined that the portability number program be amended so that the portability process between operators would be significantly shortened from three hours to half an hour in the cellular segment and one hour in the fixed-line segment. The amendment shall become effective June 9, 2013. In addition, in order to prevent cases of erroneous porting, the Ministry of Communications determined that as of May 2013, as part of the porting process, the operator shall send the subscriber wishing to port an SMS with a random code that will be required in order to process the porting.

In December 2012, an amendment to the Consumer Protection Law became effective regarding limitation of the waiting time for the response of call centers according to which if the waiting time exceeds three minutes, the call center shall convey this to the consumer by a recorded message and allow him to leave a message or to wait for the call to be answered.

After conducting a hearing process, in October 2012, the Ministry of Communications amended the conditions of the licenses of the internet access providers to include consumer amendments some of which became effective in December 2012 and others during 2013. The amendments include, among other matters, a requirement to include a summary of the main terms of the subscriber agreement on the front page of the agreement, the obligation to document specific customer service requests, the obligation to record each phone transaction and submit to the Ministry of Communications upon its request and setting rules for the provision of cash rebates for overcharging.

4B.14d - iv                     LTE Spectrum Allocation

In February 2012, the Minister of Communications formed a frequency committee for the purpose of allocating 4G frequencies and in May 2012 the Ministries of Environmental Protection, Communications and Health (the “MEPCH”) published their position with respect to 4G technology in cellular telecommunications. The MEPCH recommended that the implementation of the inter-committee's recommendations regarding a model for infrastructure sharing in the cellular field be a precondition for deployment of 4G infrastructure.

The Ministry of Communications has recently announced its intention to allocate LTE frequencies in the 1800 spectrum and for that purpose summoned all of the operators as well as other parties for a consultation on the matter.

The Ministry of Communications is planning to auction bandwidth in the 1800 MHz frequency band. Although the rules guiding the tender have not yet been decided, media coverage reports that the Ministry of Communications intends to allocate additional bandwidth only to Pelephone, HOT Mobile and Golan Telecom, and that Partner and Cellcom will not be awarded any additional bands to those that they already hold in the 1800 Mhz band.

In March 2013, Partner presented its position before the frequency committee. Partner's position is that the contemplated rule which would exclude us from the tender will have a negative effect on the deployment of LTE networks in Israel and would place us in a competitive disadvantage in comparison to our competitors.

4B.14d - v                       Securities Administrative Enforcement

An amendment to the Israeli Securities laws, which came into force in January 2011, established administrative enforcement measures for handling certain violations of certain securities and securities-related laws supervised by the Israeli Securities Authority, or ISA. This amendment allows the ISA to impose various civil enforcement measures, including financial sanctions, payment to the harmed party, prohibition of the violator from serving as an executive officer for a certain period of time, annulment or suspension of licenses, approvals and permits granted under such laws and an agreed settlement mechanism as an alternative for a criminal or administrative proceeding. In case of a violation by a corporation, the amendment provides for additional responsibility of the Chief Executive Officer in some cases, unless certain conditions have been met, including the existence of procedures for the prevention of the violation, as part of an internal enforcement plan. The Company is prohibited from insuring, paying or indemnifying directors or senior officers for financial sanctions imposed on them in accordance with this amendment subject to certain exemptions set forth in the law. The Company is in the advanced stages of preparing and implementing an internal enforcement plan in accordance with this amendment.

4B.14d - vi                      Network Neutrality

In July 2009, the Ministry of Communications published an instruction to cellular operators and ISPs in Israel to maintain “network neutrality” by avoiding any limitation on applications or protocol usage on the Internet or any other action which might be considered discriminatory against content providers or which might harm consumers. As part of an amendment to the Telecommunications Law in 2011, new provisions regarding the obligation to maintain “network neutrality” on the Internet while browsing from cellular phones became effective.  In August 2012, the Ministry of Communications published a law proposal according to which the instruction to maintain “network neutrality " should be broadened to apply to all operators in the telecommunications field and not only cellular operators as well as those that engage in import, distribution, sale or maintenance of telecommunications equipment that is meant or required for the receipt of services of the various telecommunications operators.

In addition, the Ministry of Communications clarified in September 2012 that cellular operators were prohibited from blocking or limiting subscribers' ability to define handset equipment as a "hot spot" that broadcasts WiFi in a manner that allows additional nearby equipment to use the cellular internet of the subscriber ("Tethering").

4B.14d - vii                      VOC Services

Following a hearing that was held, with respect to the granting of VoC licenses either as part of MVNO licenses or by granting a general special license for the provision of national fixed telecommunication services, in November 2012, the Ministry of Communications determined that the VoC service is a fixed-line service, the supply of which shall be regulated by a fixed-line license since VOC telephony services, like VOB telephony services are meant for the transfer of data by IP technology on another network (cellular or fixed-line) and should be administered similarly. In addition, the Ministry clarified that it will severely view any attempt of a cellular licensee to prevent its subscribers from using such a service.

4B.14d - viii                      Hearings and Examinations

The Ministry of Communications and other regulators have also conducted hearings and examinations on various matters related to our business, such as:

•
The Ministry of Communications is evaluating the cost of roaming and may introduce new regulations that would limit fees charged by Israeli cellular companies for calls made by the customers of foreign network operators while they are in Israel and using our network, as well as for calls made by our own customers using their handsets abroad. The Ministry of Communications has requested additional and more specific international roaming data from the cellular companies. In October 2012, an amendment to the cellular operators' licenses became effective according to which cellular operators must block their subscribers’ ability to receive international roaming services from Jordanian and Egyptian networks unless the subscriber specifically requests the service and is informed of the tariffs. In addition cellular operators must allow their subscribers who wish to receive these roaming services to block data services from the foreign network. Because we consider roaming charges to be a significant source of revenue, such regulatory limits could adversely affect our revenues.

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

•
In November 2011, the Ministry of Communications published a hearing regarding a proposed regulation related to the underwater international telecom connection from Israel, proposing certain limitations on the agreements with Med Nautilus, Partner’s provider, which shall, among other effects, limit the discounts and capacity Med Nautilus may provide to the Company, in order to provide new company protections for Tamares Telecom, a new company which has recently laid an underwater cable, to facilitate Tamares’ entry into the fixed line telecommunications market. More specifically, the Ministry of Communications may set, for a specified period of time, the minimum tariffs which Tamares’ main competitor, Med Nautilus, may charge its customers, including Partner, as well as maximum capacity which it may offer its customers, thus creating a place in the market for Tamares at rates which will protect its new business.

•
In June 2012, the Ministry of Communications published a hearing in which it proposes to abolish the payment that internet service providers are currently required to pay to broadband internet access infrastructure providers - the fixed line operators (currently Bezeq and HOT) - for the transfer of the traffic between end users and the ISPs. In accordance with the Ministry's proposal, the payment for the broadband internet access infrastructure service shall be paid only by the end users. The Company submitted its response in August 2012.

•
In September 2012, the Ministry of Communications published a hearing with respect to roaming during a state of emergency or during a significant continuous malfunction in which the Ministry of Communications considers determining that under certain conditions, upon the Minister of Communications' instruction, cellular operators that have their own network infrastructure, will be required to provide roaming services to the subscribers of other cellular operators that have network infrastructure, whose network has been rendered non-functioning for a significant amount of time following an event resulting from a state of emergency, a telecommunications crisis or during a significant continuous malfunction. The Company submitted its response to the hearing in October 2012.

•
In October 2012, the Ministry of Communications published a hearing with respect to exemptions from erection and operation permits of Wireless Local Access Network (WLAN) access points  that operate on frequencies set forth in the Wireless Telegraph Ordinance, according to which the Ministry of Communications is considering to determine the following:

i.	To allow the installation of WLAN access points anywhere and to remove the existing limitation regarding installations in bordered surroundings only (for example: cafes, airports and malls).

ii.
To allow general and exclusive general licensees for the provision of domestic fixed-line services to offer their services through the use of WLAN technology and not to allow Mobile Network Operators licensees (MNOs) or Mobile Virtual Network Operators (MVNOs) to provide their services through the same technology.

iii.	To determine that the erection and operation of the said access points shall be exempt from the need to obtain a permit.

The Company submitted its response to the hearing in October 2012.

•
In January 2013, the Ministry of Communications published a hearing with respect to charging for roaming services abroad according to which as a default, new and existing subscribers would be blocked from cellular internet abroad. A subscriber that attempts to use cellular internet abroad without a package will receive an SMS regarding the tariff and the manner it can be purchased. A subscriber that purchases a package will receive an updated detailed SMS at 50% and 85% utilization of each component of the package. Once the package is 100% utilized, the services will be blocked except for the ability to send charged SMS and to dial a collect customer service number that will allow removal of the blockage. A subscriber that randomly consumes roaming services, without a package, shall be blocked once he reaches NIS 100 utilization and may request removal of the blockage through the collect customer service number. Depending on the outcome of these hearings, our revenues from roaming services may be adversely affected.

•
In February 2013, the Ministry of Communications published a hearing regarding an outline engineering report that it is considering requiring cellular operators that have their own network infrastructure to submit at the end of each calendar year. The report would include expected updates of the plan for the upcoming two years, including inter alia, a detailed description of the company's engineering outline and details regarding disturbances or special difficulties. The Company submitted its response to the hearing in March 2013.

•
In February 2013, the Ministry of Communications published a hearing regarding a change in interconnect tariffs for the completion of a call on a fixed-line network. According to the hearing, the Ministry is considering changing the interconnect tariff for the completion of a call on a fixed-line network such that the maximum uniform tariff will be NIS 0.0104, excluding VAT, for all hours of the day, instead of the current tariffs of NIS 0.0421 per minute during peak hours and NIS 0.0234 per minute during off-peak hours. In addition, the Ministry is considering updating the tariff annually in accordance with changes to the CPI and re-examining tariffs again towards the end of 2016 or when the Ministry re-examines the interconnect tariff for the completion of a call on a cellular network.

•
ILITA-The Israeli Law, Information and Technology Authority, the privacy protection regulator, has circulated initial draft guidelines aimed at cellular operators. The guidelines, if adopted as currently drafted, would require operators to adopt elaborate mechanisms for seeking users’ consent to the collection and processing of personal information, which may affect the extent to which we can collect and process information.

4B.14d - ix                     Public Committee recommendations regarding the fixed-line telecommunications sector

In February 2010, the Hayek Committee was appointed by the Ministries of Communications and Finance to examine the fixed–line telecommunications sector and submit recommendations with respect  to (1) a new tariff method for Bezeq, Israel’s largest telecommunications provider, which would replace the current tariff method and (2) the determination of services and tariffs for the wholesale market  that are supplied by the Universal Infrastructure Operators in the fixed-line telecommunications sector and determining interconnect tariffs to be payable by a telecommunications operator to a fixed-line operator for the completion of a call in its fixed-line network.

In May 2012, the Ministry of Communications published the final policy document with respect to increasing competition in the fixed-line telecommunications market. The document adopted the main recommendations of the Hayek Committee. The main points were as follows:

A.	Sale of wholesale services:

i.
The Universal Infrastructure Operators that provide retail telecommunication services  will be required to offer wholesale services to the other telecommunication providers, that will offer services on the owners' infrastructure (the wholesale market), based on non-discriminatory conditions.

ii.
The wholesale services tariffs and the terms of agreement shall be determined through negotiations between the Universal Infrastructure Operators and the service providers. An infrastructure owner that reaches an agreement with such other provider shall be required to offer the same terms, without discrimination, to all other providers. Affiliates of the infrastructure owner shall also be allowed to purchase wholesale services as long as these will be provided without discrimination to all other providers.

iii.
The Ministry of Communications shall intervene and set the wholesale tariffs and said terms of agreement, in case an agreement has not been reached between the parties within 6 months from the date of the publication of the policy document or if the agreement between the parties includes tariffs or terms that are unreasonable, may harm the competition, may harm the public welfare or may harm the interest of the service provider.

B.	Structural Separation

i.
Within 9 months of a signed agreement between said parties, the structural separation between the fixed-line infrastructure owner and its international call provider and internet service provider (ISP) affiliates shall be abolished and replaced by an accounting separation.

ii.
The Minister of Communications shall consider providing leniencies or abolishing the structural separation (and replacing it with an accounting separation) between the fixed-line infrastructure owner and its affiliated cellular operator, in accordance with the development of the wholesale market and the pace of development of competition based on packaged services that combine fixed-line services and cellular services in the private sector.

iii.
In case a proper and appropriate wholesale market does not develop within 24 months from the date of the publication of the policy document, the Minister of Communications shall act to impose a structural separation in the fixed-line infrastructure owners, between the infrastructure and the services provided through this infrastructure to the end-customers.

C.	Supervision over Bezeq Tariffs

Within 6 months from the date such an agreement is signed between the said parties, the Ministry of Communications shall act to change the manner of supervision over Bezeq tariffs so that the supervision shall be done by setting a maximum tariff.

D.	Television Broadcasts

i.
The Ministry of Communications shall examine imposing a requirement to offer unbundled television services that are included in services packages that include telecommunication services (fixed-line and mobile) or broadband access services, which means a requirement to provide them at the same tariff as part of a service package or separately.

ii.
The abolishing of the structural separation with respect to multi-channel television shall be done if there is a reasonable possibility to provide a basic package of television services through the internet by service providers that do not own fixed-line infrastructure.

Following the policy document, the Ministry of Communications established a forum in June 2012, in order to determine engineering, operational and service definitions for the various wholesale services of the wholesale market. The Ministry of Communications has published a final draft for the completion of the engineering, operational and service definitions of the first wholesale service, which is Bit Stream Access ('BSA"). BSA is a service model where an incumbent fixed line operator grants rights to an ISP to resell its access products as if it has its own network. The ISP has its own service creation and definition environment, where he can provide and configure the service to the end customer and monitor the service end to end.

In November 2012, Partner and Bezeq signed a preliminary agreement according to which the parties declared their entering into negotiations in order to reach a detailed agreement regarding the BSA service. This agreement is subject to the formulation by both parties of a detailed engineering plan as well as an agreement as to the pricing of the service that Partner will purchase from Bezeq.

4B.14d - x                      Integrated Tender Committee For UMTS Frequency Allocation For An Additional Cellular Operator and National Roaming

Further to the results of the UMTS frequencies allocation tender offer in the 2100 Mhz spectrum,  which HOT Mobile and Golan Telecom won, both companies announced the launch of their services in May 2012.

In order to reduce entry barriers while penetrating the cellular service market, the winners were awarded various benefits and leniencies, such as low minimum license fee and a reduction mechanism of the license fee offered to the winner (to the minimum fee set) based on the market share gained by the winner in the private sector over 5 years after being awarded the license.

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

The existing cellular operators are only allowed to charge the new operators prices that do not exceed the new interconnect tariffs. With regards to cellular data, the price per Mb shall not exceed 65% of the maximum price per minute for regular calls.

This regulatory initiative has increased the number of additional new competitors in the mobile telephone market in Israel. Our capacity is limited, and if we will be required to share our sites and infrastructure with other operators, as a result of the Ministry of Communications’ decision of this hearing, the services to our subscribers may be harmed or we may be required to invest additional capital in order to enable additional use of our network.

4B.14d - xi                      MVNOs

During 2012, two new mobile virtual operators (MVNOs), announced the launch of their operations, Alon Cellular, which signed a hosting agreement with Partner, and Home Cellular Ltd., which signed a hosting agreement with Cellcom. Rami Levy signed a hosting agreement with Pelephone in December 2011.

The entrance into the telecommunications market of the MVNOs has increased the competition in the cellular market. In particular, the new operators offer customers cellular communication unlimited plans which include unlimited calls and messages at lower prices than those that were offered in the market until that time. Subsequently, the existing cellular companies including Partner, also launched unlimited packages which caused significant pricing erosion in cellular services.

4B.14d - xii                    Tender of the Electricity Company

The Ministries of Finance, National Infrastructures and Communications and the Israeli Electric Corporation the Israeli national electric company published in October 2011 a tender to elect a majority stakeholder investor for the Electric Company’s telecommunications project. Together with the investor, the Electric Company would establish a new internet broadband access infrastructure (two such infrastructures already exist in Israel, owned by Bezeq and HOT Telecommunications Systems Ltd, respectively).  The new internet broadband access infrastructure company would be controlled by the investor and held jointly with the Electric Company and would ultimately be awarded a telecommunications license by the Ministry of Communications.

If the new company is allowed to sell services to end users (retail) and not just to other providers of telecommunications services (wholesale), it would enter into direct competition with other companies offering internet broadband access services, such as Partner, which may have an adverse effect on our business, operating results and financial condition.

4B.14d - xiii                  Prohibition of linkage between handset transactions and cellular benefits

Effective January 1, 2013, cellular operators are prohibited from conditioning linkage between handset transactions and cellular benefits except for framework agreements that were signed before this provision became effective and in certain conditions, subscribers may be added to the agreement.

4B.14d - xiv                   Accessibility for Disabled Persons

The Company has been notified that the Labor, Welfare and Health Committee of the Israeli Parliament is conducting proceedings regarding the enactment of accessibility regulations based on the Equality Law for Disabled Persons. Such regulations will address issues including physical accessibility to our customer service centers as well as to information such as forms, pamphlets and telephone customer services. We believe that the costs required to comply with such regulations may be significant. The regulations under discussion allow relief to disabled persons against non-compliant companies of NIS 50,000 without having to prove damages and may provide grounds for class actions. The said regulations have been amended with respect to accessibility to buildings. The proceedings with respect to accessibility to services have been concluded, however, the regulations have not yet been officially published.

4B.14e   Our Mobile Telephone License

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

Territory of License. Our license authorizes us to provide mobile telephone services within the State of Israel as well as offer roaming services outside the State of Israel. In May 2000, we were also granted a license from the Israeli Civil Administration, to provide mobile services to the Israeli populated areas in the West Bank. The license is effective until April 7, 2013 and we have applied for an extension to this license. The provisions of the general license described above, including as to its extension, generally apply to this license, subject to certain modifications. We believe that we will be able to receive an extension to this license upon request.

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

However, our license, as amended on April 14, 2002, also provides that the Ministry of Communications may permit an Interested Party in Partner to hold, either directly or indirectly, 5% or more in any of the means of control of a competing mobile radio telephone operator if the Ministry of Communications is satisfied that competition will not be harmed, and on the condition that the Interested Party is an Interested Party in Partner only by virtue of a special calculation described in the license and relating to attributed holdings of shareholders deemed to be in control of a corporation.

4B.14f    Other Licenses

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

ISP License. In March 2001, we received a special license granted by the Ministry of Communications, allowing us through our own facilities to provide internet access to fixed-line network customers. The license was renewed in April 2008 and is valid until April 2013. We began supplying commercial ISP services beginning in January 2009. We were also granted a special license to provide ISP services to the Israeli populated areas in the West Bank which is valid until April 2013. We have applied for an extension to these licenses.

012 Smile was also granted a similar ISP license by the Ministry of Communications in December 2009 that is valid until December 2014 and a special license to provide ISP services to the Israeli populated areas in the West Bank which is valid until February 2016.

International Long Distance License. In December 2009, the Ministry of Communications granted 012 Smile, a license for the provision of International Long Distance services. The license expires in twenty years but may be extended by the Ministry of Communications for successive periods of ten years provided that the licensee has complied with the terms of the license and has acted consistently for the enhancement of telecom services and their enhancement. The Ministry of Communications also granted 012 Smile, a license for the provision of International Long Distance services to the Israeli populated areas in the West Bank which is valid until February 2018.

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

4B.14g   Network Site Permits

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

The Amended Plan sets forth the indemnification amounts as a percentage of the value of the depreciated property claims in accordance with the manner in which the licenses were granted as follows: If the license was granted in an expedited licensing route, which is intended for installations that are relatively small in accordance with the Amended Plan criteria, then the cellular companies will be required to compensate the local planning committees in an amount of 100% of the value of the depreciated property claim. If the license was granted in a regular licensing route, which is intended for larger installations in accordance with the Amended Plan criteria, then the cellular companies will be required to compensate the local planning committees in an amount of 80% of the value of the depreciated property claim. The Amended Plan is subject to governmental approval, in accordance with the Planning and Building Law. It is unknown when the government intends to approve the Amended Plan,

These recent developments may have a material adverse effect on our financial condition and results of operations, as well as plans to expand and enhance network coverage. For more information, see “Item 3D.1 Risks Relating to the Regulation of Our Industry – In connection with certain building permits, we may also be required to indemnify planning committees in respect of claims against them relating to the depreciation of property values that result from the granting of permits for network sites”.

Wireless access devices

We have set up several hundred small communications devices, called wireless access devices, pursuant to a provision in the Telecommunications Law which we and other participants in cellular telecommunications, believe exempts such devices from the need to obtain a building permit. Beginning in 2008, following the filing of a claim that the exemption does not apply to cellular communications devices, the Attorney General filed an opinion regarding this matter stating that the exemption does apply to wireless radio access devices under certain conditions and instructed the Ministry of Interior to prepare regulations setting conditions that would limit the exemption to extraordinary circumstances. Following the instruction of the Attorney General, several inter-ministerial discussions and hearings have taken place without agreement being reached as to the final version of the regulations. The approval of the regulations was brought to the Economic Committee where the regulations were not approved. The chairman of the Economic Committee advised that he intended to meet with representatives of the relevant governmental ministries in an effort to seek a version of the regulations that would be acceptable by all committee members. Following two petitions that were filed with the High Court of Justice opposing the Attorney General’s recommendation that the exemption apply under certain conditions, on September 16, 2010, the Supreme Court issued an interim order prohibiting further construction of wireless access devices in cellular networks in reliance on the exemption from the requirement to obtain a building permit. On February 16, 2011, and on July 18, 2012, the Supreme Court narrowed the scope of the interim injunction so that repair or replacement of existing wireless access devices is permitted under certain conditions that will be determined in a judgment. On September 6, 2011, the Supreme Court ruled that it would allow the two new UMTS operators to erect new wireless access devices without a need for a permit in accordance with the terms set forth in the decision. If a definitive court judgment holds that the exemption does not apply to cellular devices at all or if the regulations finally approved do not apply the exemption to wireless access devices, or only under limited conditions, this could adversely affect the Company’s existing network and network build-out. As a result, we may be required to remove existing devices and would not be able to install new devices on the basis of the exemption. Our network capacity and coverage would then be negatively impacted, which could have an adverse effect on our revenue and results of operations.

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

We, like other cellular operators in Israel, provide repeaters, also known as bi-directional amplifiers, to subscribers seeking an interim solution to weak signal reception within specific indoor locations. In light of the lack of a clear policy of the local planning and building authorities, and in light of the practice of the other cellular operators, we have not requested permits under the Planning and Building Law for the repeaters. However, we have received from the Ministry of Communications an approval to connect the repeaters to our communications network. We have also received from the Ministry of Environmental Protection, the permits that are necessary for the repeaters.

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

We have received approval from the Ministry of Communications for selling and distributing all of the handsets and other terminal equipment we sell. The Ministry of Environmental Protection also has authority to regulate the sale of handsets in Israel, and under the new Non-Ionizing Radiation Law, certain types of devices, which are radiation sources, including cellular handsets, have been exempted from requiring an approval from the Ministry of Environmental Protection so long as the radiation level emitted during the use of such handsets does not exceed the radiation level permitted under the Non-Ionizing Radiation Law. Since June 15, 2002, we have been required to provide information to purchasers of handsets on the Specific Absorption Rate (“SAR”) levels of the handsets as well as its compliance with certain standards pursuant to a regulation under the Consumer Protection Law. We attach a brochure to each handset that is sold that includes the SAR level of the specific handset. Such brochures are also available at our service centers and the information is also available on the Company's website. SAR levels are a measurement of non-ionizing radiation that is emitted by a hand-held cellular telephone at its specific rate of absorption by living tissue. While, to the best of our knowledge, the handsets that we market comply with the applicable laws that relate to acceptable SAR levels, we rely on the SAR published by the manufacturer of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset and not for each and every handset, we have no information as to the actual SAR level of each specific handset and throughout its lifecycle, including in the case of equipment repair.

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

In November 2005, a new procedure was adopted by the Ministry of Communications with regard to the importation, marketing, and approval for 2G and 2.5G handsets. Prior to the implementation of the new procedure, suppliers of 2G and 2.5G handsets in Israel were required to obtain an interim, non-binding approval of the handset type from the relevant cellular operators before receiving final approval from the Ministry of Communications to supply such handsets in Israel to such operators. Under the new procedure, handsets that have already received the internationally recognized Global Certification Forum approval prior to their importation into Israel are now exempt from the requirement of receiving an interim, non-binding approval from the relevant cellular operators in Israel. This could expose us to the risk that handsets not reviewed and approved by us may interfere with the operation of our network. The new procedures described above do not apply to 3G handsets, which still require cellular operators to grant an interim, non-binding approval to the Ministry of Communications before the Ministry grants its final approval in all circumstances.

In addition, this procedure also called for repaired handsets to comply with all applicable standards required for obtaining handset type approval, including standards relating to the safety, electromagnetic levels, and SAR levels.

2C. 4C.   Organizational Structure

We currently have five wholly-owned subsidiaries, Partner Future Communications 2000 Ltd., an Israeli corporation; Partner Net Ltd., an Israeli corporation; Partner Land-Line Communications Solutions LLP, an Israeli limited partnership; Partner Business Communications Solutions, LLP, an Israeli limited partnership; and, since March 3, 2011, 012 Smile. 012 Smile has four wholly-owned subsidiaries, 012 Telecom Ltd., 012 Mobile GP Ltd.,  Golden Lines 012 Telecommunication Services 2001 Ltd., and 012 Mobile Limited Partnership, all Israeli corporations. Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner of each of the limited partnerships. On October 28, 2009, we became a subsidiary of Scailex. On January 29, 2013, S.B. Israel Telecom acquired 30.87% of our issued and outstanding shares, principally from Scailex. See “7A.1 Principal Shareholders".

2D. 4D.   Property, Plant and Equipment

Headquarters

We lease our headquarter facilities in Rosh Ha-ayin, Israel, in three sites with a total of approximately 57,362 gross square meters (including parking lots). The leases for each site have different lengths and specific terms, but we believe that our current office facilities are adequate for the foreseeable future, and that we will be able to extend the leases or obtain alternate or additional facilities, if needed, on acceptable commercial terms. In the beginning of 2010 an amendment to the lease agreements for its headquarters facility in Rosh Ha’ayin was signed, according to which the lease term is until the end of 2016, and the Company has an option to shorten the lease period to the end of 2014. The rental payments are linked to the Israeli CPI. We also lease seven call centers in Haifa, Jerusalem, Rehovot, Ashdod, Rishon Lezion (012 call center) and Beer-Sheva. The leases for each site have different lengths and specific terms. We believe that our current call center facilities are adequate for the foreseeable future, and that we will be able to extend the leases or obtain alternate or additional facilities, if needed, on acceptable commercial terms.

Network

For a description of our telecommunications network, see “Item 4B.9 Our Network” above.

We lease most of the sites where our mobile telecommunications network equipment is installed throughout Israel. At December 31, 2012, we had 2,720 network sites (including micro-sites). The lease agreements relating to our network sites are generally for periods of two to three years. We have the option to extend the lease periods up to ten years (including the original lease period).

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

Service Centers and Points of Sale

Lease agreements for our retail stores and service centers are for periods of two to five years. We have the option to extend the lease agreements for different periods of up to sixteen additional years (including the original lease period). The average size of our retail stores and service center is approximately 250 square meters. See also Note 19 to the consolidated financial statements.

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

3A. 5A.  Operating Results

5A.1           OVERVIEW

5A.1a      Key Financial and Operating Data

The table below sets forth a summary of selected financial and operating data for the years ended December 31, 2010, 2011 and 2012.

	Year ended December 31,
	2010	2011	2012

Revenues (NIS million)	6,674	6,998	5,572
Operating profit (NIS million)	1,860	1,036	865
Income before taxes (NIS million)	1,679	742	631
Net profit (NIS million)	1,243	443	478
Capital expenditures (NIS million)	435	468	558
Cash flow provided by operating activities net of investment activities (NIS million)	1,472	485	1,234
Cellular Subscribers (end of period, thousands)	3,160	3,176	2,976
Annual cellular churn rate (%)	21%	29%	38%
Average monthly usage per cellular subscriber (MOU) (in minutes)	366	397	450
Average monthly revenue per cellular subscriber (ARPU) (NIS)	148	111	97

5A.1b      Business Developments in 2012

In 2012, the level of competition in the Israeli telecommunications market greatly intensified and as a result, the substantial price erosion in the market had a significant impact on the Company's business results.

At the end of December 2012, the Company's active cellular subscriber base (including mobile data and 012 Mobile subscribers) was approximately 2.98 million, including approximately 2.1 million post-paid subscribers or 71% of the base, and approximately 874,000 pre-paid subscribers, or 29% of the subscriber base.  Total cellular market share (based on the number of subscribers) at the end of 2012 was estimated to be approximately 29%, compared with 32% at the end of the previous year.

Over 2012, the cellular subscriber base declined by approximately 200,000 of which 180,000 was accounted for by a decline in post-paid subscribers, compared with an increase in the total subscriber base of 16,000 in 2011. The significant decrease in annual net additions reflected the intensification of the competition in the market. The Company’s strategy is to maintain a balance between reducing the churn of existing customers and the slowdown of the trend of price erosion and its impact on average monthly revenue per cellular subscriber (including roaming) (“ARPU”).The annual churn rate for cellular subscribers in 2012 was 38%, an increase of 9 percentage points compared with 29% in 2011. The high rate of churn reflected principally the impact on the post-paid subscriber market of the two new cellular operators and MVNOs, who continue to market aggressive offerings in an attempt to capture market share.

The monthly Average Revenue Per User (ARPU) for cellular subscribers for the year 2012 was NIS 97 (US$ 26), a decrease of approximately 13% from NIS 111 in 2011. The decrease reflected principally the ongoing price erosion in airtime and content services, as well as weaker roaming revenues.

The monthly average Minutes of Use per subscriber (MOU) for cellular subscribers in 2012 was 450 minutes, an increase of 13% from 397 minutes in 2011. This increase largely reflected the continued increase in the proportion of cellular subscribers with bundled packages that include large or unlimited quantities of minutes in unlimited packages at fixed prices. In addition, the significant growth of the use of cellular internet browsing in 2012 led to an increase by approximately 80% in the amount of data traffic carried by the Partner cellular network compared with 2011.

The number of active fixed-lines including 012 Smile was approximately 288,000 lines at the end of 2012, compared with approximately 292,000 lines at the end of 2011.  The ISP subscriber base was approximately 587,000 as of the end of 2012, compared with approximately 632,000 at the end of 2011. The decrease in the number of ISP subscribers was mainly due to the increase in the intensity of competition in the market, largely related to the entry of new competitors into the market.

5A.1c      Acquisition of 012 Smile

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

The purchase price for the acquisition of 012 Smile was NIS 650 million, which included the acquisition of all of the outstanding shares of 012 Smile and a loan from the previous shareholder to 012 Smile. As part of the acquisition, we also guaranteed the bank loans and other bank guarantees, which were provided to 012 Smile, in a total amount of approximately NIS 800 million. According to the purchase agreement, 012 Smile assigned to Ampal the right to receive payments due from a third party in an amount of approximately NIS 40 million.

At the time of the acquisition, the purchase assumed an enterprise value for 012 Smile of approximately NIS 1.45 billion. This included fixed assets, intangible assets of customer relations, brand name, Rights of Use (“ROU”) of international transmission cables and goodwill. 012 Smile was financed principally through long term bank loans totaling approximately NIS 500 million that have an index (Israeli consumer price index (“CPI”)) linked rate of 3.42% with a final maturity at the end 2019. During 2012, 012 Smile prepaid the current portion of the outstanding linked principal amount of the loan (NIS 31 million), which was due originally on December 31, 2012. As of December 31, 2012, the principal due by 012 Smile, including the CPI adjustment, was NIS 485 million.

Impairment of Fixed Line Assets and Goodwill as of December 31, 2011.

During December 2011, Bezeq International Ltd. completed the installation of an underwater cable between Israel and Italy and began commercial use thereafter. In addition, Tamares Telecom Ltd. was in the final stages of laying another underwater cable which was completed in January 2012, allowing new communication channels between Israel and Western Europe. The additional capacity significantly increased the level of competition in the market for international connectivity services that, until December 2011, had been comprised of a sole monopoly supplier. The increased competition in the market for international connectivity services during the fourth quarter of 2011 that lead to a sharp decline in prices and the Company’s expectations for increased competition in the retail ISP market, that would lead to a decrease in prices and market share, indicated the need to perform an impairment test on certain assets of the fixed-line segment. The impairment test as of December 31, 2011, was performed by management with the assistance of an independent assessor, Giza Singer Even Ltd., with the recoverability of the relevant assets being assessed based on value-in-use calculations. As a result of the testing, impairment charges in a total amount of NIS 235 million were recognized for the fixed-line business in 2011:

a)           Trade name by NIS 14 million, recorded in selling and marketing expenses;

b)           Customer relationships by NIS 73 million, recorded in selling and marketing expenses; and

c)           Right of use by NIS 148 million, recorded in the cost of revenues.

In addition, the Company’s Management performed, as required, its annual impairment review of goodwill, with the assistance of Giza Singer Even Ltd., again assessing recoverability of fixed-line segment assets based on value-in-use calculations. As a result of the impairment test, the Company recorded an impairment charge to goodwill in respect of the fixed-line business units in the amount of NIS 87 million in 2011.  The total impact of the impairment charges on operating profit in 2011 was a reduction of NIS 322 million. The total impact on net profit, including the resulting increase in deferred tax assets, net, of NIS 11 million, was a reduction of NIS 311 million.

In addition, the Company recorded an impairment of fixed-line subscriber acquisition costs in the total amount of NIS 27 million in the second half of 2011, following an amendment to the Telecommunications Law which limits subscriber exit fines in the fixed line market.

Impairment of Fixed Line Assets and Goodwill as of December 31, 2012.

Since the beginning of 2012, management undertook a program to integrate the fixed-line segment structure, which included aggregating all the fixed-line activities of the Group under the responsibility of the Head of Fixed-Line Division. As a result of this integration, the reporting and monitoring structure was aligned with the fixed-line segment, and goodwill, amounting to NIS 407 million at year-end 2012, is now allocated to a single group of CGUs which constitute all the operations of the fixed-line segment.

For the purpose of impairment testing as of December 31, 2012, this group of CGUs now represents the lowest level within the Group at which goodwill is monitored by management for internal reporting purposes.

For the purpose of the goodwill impairment test as of December 31, 2012, the recoverable amount was assessed by management with the assistance of an external independent expert, Giza Singer Even. Ltd.based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rates do not exceed the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

Growth rate	(negative 0.2%)
After-tax discount rate	11.7%
Pre-tax discount rate	15.7%

The impairment test as of December 31, 2012, was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also Note 4(a)(3) and Note 2(j) to the consolidated financial statements.

As a result of the impairment test, the Company determined that no goodwill impairment existed as of December 31, 2012.

Sensitivity Analysis:

A sensitivity analysis was performed for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 11.7% (10.53% to 12.87%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable minus 0.2% (minus 1.2% to 0.8%), assuming all other variables constant. Based on the results of the sensitivity analysis, we concluded that no impairment charge was required.

See Note 13 to the consolidated financial statements included herein.

See also Note 5 to the consolidated financial statements included herein.

5A.1d      Agreement for the Upgrade of Our Existing Networks and the Deployment of Fourth Generation Network in Israel

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

The total net amount, following all discounts and settlements, some of which are conditional, that the Company will be required to pay for the capital expenditure and maintenance services is approximately $100 million (approximately NIS 360(*) million). Payments will be made in quarterly installments throughout the term of the Agreement. See ”Item 5F Aggregate Contractual Obligations”. The Company allocates the net amount between capital expenditures and maintenance based on their relative fair values. The amount relating to support and maintenance is approximately $12 million (NIS 43 million (*)). The transaction resulted in accelerated depreciation of the replaced equipment, throughout the replacement period, whereas the main impact of the accelerated depreciation was recorded during the year 2011. The Company recorded accelerated depreciation of NIS 16 million in the fourth quarter of 2010 and of NIS 67 million in 2011. The effect of depreciation acceleration in 2012 was immaterial. As of December 31, 2011, and 2012, the depreciated cost of the replaced equipment was approximately NIS 30 million and NIS 4 million, respectively.

(*) The transaction is denominated in USD and translated above into NIS using the exchange rate as of the transaction date October 25, 2010 (1 USD = 3.599 NIS).

5A.1e      Capital Reduction

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

5A.1f      Bezeq Agreement

In April 2012, the Company entered into a five-year agreement with Bezeq, the Israel Telecommunication Corp., Ltd., effective as of January 1, 2012, for the supply of transmission services for use in Partner's mobile network. According to the agreement, the minimum annual commitment is NIS 55 million for the year 2012 and will gradually increase to NIS 71 million for the year 2016 due to the increase in the scope of the capacity to be purchased in accordance with the layout agreed upon by the parties.

5A.1g     Intentions of Principal Shareholder

On January 29, 2013 the Company announced the closing of the transaction between Scailex and S.B. Israel Telecom, an affiliate of Saban Capital Group, pursuant to which Scailex sold and transferred to S.B. Israel Telecom approximately 28.82% of the issued and outstanding share capital of Partner. In addition, the Company has been informed by S.B. Israel Telecom that a transaction with Leumi Partners, for the purchase of approximately 2.06% of the issued and outstanding share capital of Partner, was completed with the closing of the transaction between Scailex and S.B. Israel Telecom.

Accordingly, following the consummation of the above transactions, S.B. Israel Telecom holds approximately 30.87% of the issued and outstanding share capital of the Company. In addition, S.B. Israel Telecom and Scailex, which, together with its parent company, still holds approximately 17.12% of Partner issued and outstanding share capital, have signed a shareholders’ agreement regarding, among other matters, the exercise of their voting rights and their consent regarding nomination of directors in Partner. See "Item 3D.3a 30.87% of our issued and outstanding shares and voting rights were acquired in January 2013 and are held by our largest shareholder, who has entered into a shareholders’ agreement with our second largest shareholder, whose holdings, when aggregated with those of its parent company, amount to 17.12% of our issued and outstanding shares and voting rights."

5A.1h     Significant regulatory developments

 For information regarding developments which have had and may have a significant impact on our operating results, see “Item Risks relating to the regulation of our industry3D.1Risks relating to the regulation of our industry “ and “Item 4B.14-Regulation”.

5A.1i      Revenues

We derive revenues from the sale of both services and equipment.

Our principal source of revenues is from the sale of cellular network services, primarily network airtime usage fees, and content and data fees (including SMS) as well as interconnect fees from other operators, fees for roaming, services and fees for extended handset warranty.

The fixed line business segment derives revenues from a number of services provided over fixed line networks including transmission services, PRI lines and SIP trunks for business sector customers, VoB telephony services and ISP services.

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

5A.1j      Cost of Revenues

The principal components of our cost of revenues are:

•	Payments to transmission, communication and content providers

•	Cost of handsets, accessories and ISP related equipment

•	Depreciation, amortization and impairment charges

•	Wages and employee benefits expenses and car maintenance

•	Operating lease, rent and overhead expenses

•	Cost of handling, replacing or repairing handsets

•	network and cable maintenance

•	Car kit installation, IT support, and other operating expenses

•	Payments to internet service providers ("ISPs")

•	Royalty expenses

•	Amortization of rights of use

•	Other

5A.1k     Selling and Marketing Expenses

The principal components of our selling and marketing expenses are:

•	Wages and employee benefits expenses and car maintenance

•	Advertising and marketing

•	Selling commissions, net

•	Operating lease, rent and overhead expenses

•	Depreciation and amortization and impairment charges

•	Other

5A.1l      General and Administrative Expenses

The principal components of our general and administrative expenses are:

•	Wages and employee benefits expenses and car maintenance

•	Bad debts and allowance for doubtful accounts

•	Credit card and other commissions

•	Professional fees

•	Depreciation

•	Other

5A.1m    Other Income, Net

The principal components of our other income, net, are:

•	Unwinding of trade receivables

•	Other income

•	Capital loss from sale of property and equipment

5A.1n     Finance Costs, Net

The principal components of our financial expenses are:

•	Interest expenses

•	Linkage expenses to CPI

•	Fair value loss from derivative financial instruments, net

•	Interest costs in respect of liability for employee rights upon retirement

•	Net foreign exchange rate losses

•	Factoring costs, net

•	Other finance costs

The principal components of our financial income are:

•	Net foreign exchange rate gains

•	Interest income from cash equivalents

•	Expected return on plan assets

•	Fair value gain from derivative financial instrument, net

•	Other finance income

5A.1o      Key Cellular Business Indicators (Operating Data)

Our primary key cellular business indicators are described below. These indicators are widely used in the cellular telephone service industry to evaluate performance.

•	number of subscribers

•	Average monthly revenue per subscriber (ARPU)

•      average monthly minutes of usage per subscriber (MOU)

•	churn rate.

5A.1p      Critical Accounting Estimates and Judgments

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

5A.1p-i                      Critical accounting estimates and assumptions

(1)	Assessing the useful economic lives of assets

The useful economic lives of the Company’s assets are an estimate determined by management. The Company defines useful economic life of its assets in terms of the assets’ expected utility to the Company. This estimation is based on assumptions of future changes in technology or changes in the Company’s intended use of these assets, and experience of the Company with similar assets, and legal or contract periods where relevant. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. See also Note 2 (f) and Note 2(g) to the consolidated financial statements.

(2)	Assessing the recoverable amount for impairment tests of assets with finite useful economic lives

For the purpose of impairment testing of assets with finite useful lives the assets are grouped at the lowest level group of assets that generates inflows that are largely independent of inflows from other assets (CGUs). The Company's management estimates the assets’ recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. The value-in-use calculations require management to make estimates of the projected future cash flows from the continuing use of the CGU and also to choose a suitable discount rate which represents market estimates for the time value of money and the specific risks relating to the CGU. Determining the estimates of the future cash flows is based on management past experience and management best estimate for the economic conditions that will exist over the remaining useful economic life of the CGU. See also Note 2(j) to the consolidated financial statements.

The Company recorded in 2011 an impairment charge to certain assets in an amount of NIS 262 million, based on the key assumptions described in Note 13 to the consolidated financial statements.

The Company is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. For this purpose, the Company considered external and internal sources of information to determine whether events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company determined that as of December 31, 2012, no indicators for impairment existed. See also Note 13 to the consolidated financial statements.

(3)	Assessing the recoverable amount of goodwill for annual impairment tests

The recoverable amounts of CGUs to which goodwill has been allocated have been determined based on the value-in-use calculations. These calculations require management to make estimates of the projected future cash flows from the continuing use of the CGU and also to choose a suitable discount rate which represents market estimates for the time value of money and the specific risks relating to the CGU. Determining the estimates of the future cash flows is based on management past experience and management best estimate for the economic conditions.

The Company recorded in 2011 an impairment charge to goodwill in an amount of NIS 87 million, based on the key assumptions described in Note 13 to the consolidated financial statements.

An impairment test as of December 31, 2012 determined that no additional goodwill impairment existed as of December 31, 2012.  See also Notes 13 and 2(i) to the consolidated financial statements.

For the purpose of the goodwill impairment test as of December 31, 2012, the recoverable amount was assessed by management with the assistance of an external independent expert, Giza Singer Even. Ltd., based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rates do not exceed the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

Growth rate	(negative 0.2%)
After-tax discount rate	11.7%
Pre-tax discount rate	15.7%

The impairment test as of December 31, 2012 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts.

Sensitivity Analysis:

Sensitivity analysis was performed for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 11.7% (10.53% to 12.87%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable minus 0.2% (minus 1.2% to 0.8%), assuming all other variables constant. Results showed that no impairment charge was required.

(4)	Assessing allowance for doubtful accounts

The allowance is established when there is objective evidence that the Company will not be able to collect amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, or delinquency or default in debtor payments are considered indicators that a trade receivable is impaired. The amount of the allowance is determined as a percentage of specific debts doubtful of collection, and taking into consideration the likelihood of recoverability of accounts receivable based on the age of the balances, the Company's historical write-off experience net of recoveries, changes in the credit worthiness of the Company's customers, and collection trends. The trade receivables are periodically reviewed for impairment.

(5)	Considering uncertain tax positions

The assessment of amounts of current and deferred taxes requires the Company's management to take into consideration uncertainties that its tax position will be accepted and of incurring any additional tax expenses. This assessment is based on estimates and assumptions based on tax laws and the Company's past experience. It is possible that new information will become known in future periods that will cause the final tax outcome to be different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. See also Note 2(v) to the consolidated financial statements.

(6)	Business combinations – assessing purchase price allocations

The Company is required to allocate the purchase price of entities and activities acquired in business combinations on the basis of the fair value of acquired assets and liabilities assumed. The Company uses external and internal valuations to determine the fair value. Goodwill represents the excess of the consideration transferred over the net fair value of the identifiable assets acquired, and identifiable liabilities and contingent liabilities assumed. The valuations include management estimations and assumptions for future cash flow projections from the acquired business and selection of models to compute the fair value of the acquired components and their depreciation periods. See also Note 5 to the consolidated financial statements.

5A.1p-ii                      Critical judgments in applying the Company's accounting policies

(1)	Considering the likelihood of contingent losses and quantifying possible settlements:

Provisions are recorded when a loss is considered probable and can be reasonably estimated. Judgment is necessary in assessing the likelihood that a pending claim or litigation against the Company will succeed, or a liability will arise, quantifying the possible range of final settlement. These judgments are made by management with the support of internal specialists, or with the support of outside consultants such as legal counsel. Because of the inherent uncertainties in this evaluation process, actual results may be different from these estimates.

(2)	Estimating service revenues earned but not yet billed:

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

(3)	Sales of equipment with accompanying services:

The Company made judgments to determine that certain sales of equipment with accompanying services constitute an arrangement with multiple deliverables that are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole, and accordingly, consideration received is allocated to each deliverable based on the relative fair value of the individual element. See also Note 2(s)(2) to the consolidated financial statements.

(4)	Deferred tax assets:

Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is probable that sufficient and suitable taxable profits will be available in the future, against which the reversal of the temporary differences can be deducted, taking into account any legal restrictions on the length of loss-carryforward period. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, loss-carryforward periods, and tax planning strategies. See also Note 25 to the consolidated financial statements.

(5)	Determining CGUs for impairment tests of assets with finite useful lives:

For the purposes on impairment tests on assets with finite useful lives, the recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs. The Company uses judgment in determining which inflows generated are largely independent of those from other assets or groups of assets, thus determining the CGU to which an asset belongs.

In the beginning of 2012, management undertook a program to integrate the fixed-line segment structure. As a result the reporting, monitoring, measuring results of operations and allocating resources structures were integrated, and the inflows of the VOB/ISP operations of Partner were no longer considered independent and separable from the inflows of the VOB/ISP operations of 012 Smile, since management allocated sale efforts between these operations, based on marketing requirements, considering the products to be substitutes. Since the inflows of these operations are inter-dependent, management has determined these operations together represent the smallest identifiable group of assets which generate largely independent cash inflows, and therefore represent a single VOB/ISP CGU.

(6)	Determining CGUs for impairment tests of goodwill:

For the purpose of goodwill impairment testing, the goodwill is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the business combination. Such allocation represents the lowest level at which the goodwill is monitored for internal management purposes and is not larger than an operating segment.

For the purpose of impairment testing, the Company made judgments to determine the group of CGUs to which goodwill is allocated that represent the lowest level within the Company at which goodwill is monitored by management for internal reporting. In the beginning of 2012 management undertook a program to integrate the fixed-line segment structure that included aggregating all the fixed-line activities of the Company under the responsibility of Head of Fixed-Line Division. As a result of this integration the reporting and monitoring structure was aligned with the fixed-line segment, and goodwill, in an amount of NIS 407 million, is now allocated to a single group of CGUs which constitute all the operations of the fixed-line segment. See also Note 13 to the consolidated financial statements.

5A.2       Results Of Consolidated Operations For The Year Ended December 31, 2012 Compared To The Year Ended December 31, 2011

On March 3, 2011, Partner concluded the acquisition of 012 Smile, an Israeli operator of international telecommunications services and local fixed line services and a provider of internet services.   The consolidated results of 2011 therefore include the results of 012 Smile from March 3, 2011, forward.

Composition of revenues and cost of revenues

	New Israeli Shekels
	Year ended December 31,
	2011	2012
	In millions

Service revenues	5,224	4,640
Equipment revenues	1,774	932
Total revenues	6,998	5,572

Cost of revenues – Services	3,570	3,212
Cost of revenues – Equipment	1,408	819
Total Cost of revenues	4,978	4,031
Gross profit	2,020	1,541

Revenues. Total revenues in 2012 were NIS 5,572 million (US$ 1,493 million), a decrease of 20% from NIS 6,998 million in 2011.

Revenues from services. Annual service revenues totaled NIS 4,640 million (US$ 1,243 million) in 2012, decreasing by 11% from NIS 5,224 million in 2011. Service revenues for the cellular segment in 2012 were NIS 3,592 million (US$ 962 million), decreasing by 15% from NIS 4,248 million in 2011. The decrease was mainly a result of the intense price erosion of cellular services including voice and data services, following the entry of new competitors (new operators and MVNO's) in the first half of the year, as well as the continued decrease in revenues from roaming services. The decrease also reflected the lower post-paid cellular subscriber base which decreased by approximately 4% on an average basis over the past year.

Service revenues for the fixed line segment reached NIS 1,210 million (US$ 324 million) in 2012, an increase of 7% compared with NIS 1,127 million in 2011. The increase largely reflected the contribution of 012 Smile to the Company’s results for the full year in 2012, compared to only ten months in 2011 (from the date of acquisition in March 2011). The impact of 012 Smile’s contribution was partially offset by price erosion in fixed line services due to tougher competitive market conditions, and a gradual decrease in the average number of internet service subscribers over the period.

Revenues from equipment. Equipment revenues in 2012 totaled NIS 932 million (US$ 250 million), a decrease of 47% compared with NIS 1,774 million in 2011. The decrease largely reflected a significant decrease of approximately 50% in the quantity of cellular equipment sold, reflecting increased competition from independent handset suppliers, the impact of the Company’s strategy to require more stringent payment terms, a general decrease in market demand, and an end to the use of special discounts for customers with new handsets.

Operating expenses, Operating expenses (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization expenses) totaled NIS 3,262 million (US$ 874 million) in 2012, a decrease of 7% or NIS 255 million from 2011, largely reflecting the series of efficiency measures undertaken over the last year, and in particular the reduction of the workforce by approximately 40% over the period. The decrease was despite the full-year contribution of 012 Smile in 2012 compared with only a ten-month contribution in 2011.

Operating profit. Operating profit for 2012 was NIS 865 million (US$ 232 million), a decrease of 17% compared with reported operating profit for 2011 including an impairment charge impact of NIS 322 million (related to certain fixed line assets). The decrease amounted to 36% when compared with operating profit before the impact of the impairment.

Financial expenses, net. Financial expenses, net in 2012 were NIS 234 million (US$ 63 million), a decrease of 20% compared with NIS 294 million. The decrease was mainly due to the lower level of average debt in 2012 compared with 2011, together with a lower level of expenses linked to changes in the consumer price index (“CPI”) of 1.4% over 2012 compared with 2.6% over 2011.

Profit before income tax. Profit before income taxes for 2012 was NIS 631 million (US$ 169 million), a decrease of 15% from NIS 742 million in 2011.

Income taxes on profit.  Income taxes on profit for 2012 were NIS 153 million (US$ 41 million), a decrease of 49% from NIS 299 million in 2011.

The effective tax rate for 2012 was 24%, compared with 29% in 2011 (before the impact of the impairment). The decrease in the tax rate as above was mainly due to the utilization of previously unrecognized tax losses and other temporary differences against taxable income.

See also Note 25 (b) to our consolidated financial statements.

Net profit. Net profit in 2012 was NIS 478 million (US$ 128 million), an increase of 8% compared with reported net profit in 2011 of NIS 443 million, including the impact of the impairment in the amount of NIS 311 million, and a decrease of 37% compared with net profit in 2011 before the impact of the impairment. Based on the weighted average number of shares outstanding during 2012, basic earnings per share or ADS, was NIS 3.07 (US$ 0.82), an increase of 8% compared to NIS 2.85 in 2011.

Adjusted EBITDA. Annual Adjusted EBITDA totaled NIS 1,602 million (US$ 429 million) in 2012, a decrease of 26% from NIS 2,178 million in 2011. Adjusted EBITDA for the cellular segment was NIS 1,314 million (US$ 352 million) in 2012, decreasing by 31% from NIS 1,896 million in 2011, reflecting the impact of the reduction in service revenues and in gross profit from equipment revenues, partially offset by the reduction in operating expenses (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization), as described above. Adjusted EBITDA for the fixed line segment in 2012 was NIS 288 million (US$ 77 million), an increase of 2% from NIS 282 million in 2011, reflecting the reduction in operating expenses and the impact of the full-year contribution of 012 Smile in 2012 compared with only ten months in 2011, partially offset by the reduction in service revenues.

Adjusted EBITDA as reviewed by the Chief Operating Decision Maker (“CODM”), represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. We use the term "Adjusted EBITDA" to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share-based compensation expenses, but the Adjusted EBITDA is fully comparable to EBITDA information which has been previously provided for prior periods. For a reconciliation of Adjusted EBITDA with our audited financial data, see Note 6 to the consolidated financial statements for 2012 included in this annual report.

5A.3           Results Of Operation By Segment For The Year Ended December 31, 2012 Compared To The Year Ended December 31, 2011

The consolidation of 012 Smile into Partner’s financial results following its acquisition on March 3, 2011, had a significant impact on the results of the Fixed-line Segment, as set forth below, but did not affect the results of the Cellular Segment.

	Year ended December 31, 2012
	In millions
	Cellular segment	Fixed line segment	Elimination	Consolidated

Segment revenue – Services	3,564	1,076		4,640
Inter-segment revenue – Services	28	134	(162)
Segment revenue – Equipment	896	36		932
Total revenues	4,488	1,246	(162)	5,572

Segment cost of revenues – Services	2,351	861		3,212
Inter-segment cost of revenues- Services	134	28	(162)
Segment cost of revenues – Equipment	787	32		819
Cost of revenues	3,272	921	(162)	4,031
Gross profit	1,216	325		1,541
Operating expenses	584	203		787
Other income, net	110	1		111
Operating profit	742	123		865
Adjustments to presentation of Adjusted EBITDA
– Depreciation and amortization	562	164		726
– Other (mainly employee share based compensation expenses)	10	1		11
Adjusted EBITDA	1,314	288		1,602

Reconciliation of Adjusted EBITDA to profit before tax:
- Depreciation and amortization				726
- Finance costs, net				234
- Other (mainly employee share based compensation expenses)				11
Profit before income tax				631

	New Israeli Shekels
	Year ended December 31, 2011
	In millions
	Cellular segment	Fixed line segment		Elimination	Consolidated
Segment revenue – Services	4,219	1,005			5,224
Inter-segment revenue – Services	29	122		(151)
Segment revenue – Equipment	1,748	26			1,774
Total revenues	5,996	1,153		(151)	6,998

Segment cost of revenues – Services	2,601	969			3,570
Inter-segment cost of revenues- Services	122	29		(151)
Segment cost of revenues – Equipment	1,379	29			1,408
Cost of revenues	4,102	1,027	*	(151)	4,978
Gross profit	1,894	126			2,020

Operating expenses	712	290	*		1,002
Impairment of goodwill		87			87
Other income, net	105				105
Operating profit (loss)	1,287	(251)			1,036
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	590	182			772
–Impairment of intangible assets, deferred expenses and goodwill		349			349
–Other (mainly employee share based compensation expenses)	19	2			21
Adjusted EBITDA	1,896	282			2,178

Reconciliation of Adjusted EBITDA to profit before tax
- Depreciation and amortization					(772)
-Impairment of intangible assets, deferred expenses and goodwill					(349)
- Finance costs, net					(294)
- Other (mainly employee share based compensation expenses)					(21)
Profit before income tax					742

* Including impairment charges, see Note 13 to the consolidated financial statements.

5A.3a      Cellular Services Business Segment

The impairment charge on fixed-line assets in 2011 did not have any impact on the results for the cellular segment.

Total Revenues, Total revenues for the cellular segment in 2012 were NIS 4,488 million (US$ 1,202 million), a decrease of 25% from NIS 5,996 million in 2011.

Revenues from services. Annual service revenues for the cellular segment were NIS 3,592 million (US$ 962 million) in 2012, decreasing by 15% from NIS 4,248 million in 2011. The decrease was mainly a result of the intense price erosion of cellular services including voice and data services, following the entry of new competitors (MVNO’s and new operators) and the offering of "unlimited plans" in the first half of the year, as well as the continued decrease in revenues from roaming services. The decrease also reflected the lower post-paid cellular subscriber base, which decreased by approximately 4% on an average basis over the past year.

Pre-paid subscribers contributed service revenues in a total amount of approximately NIS 475 million (US$ 127 million) in 2012, a decrease of 5% from approximately NIS 500 million in 2011, as a result of the price erosion and the decrease in the number of pre-paid subscribers.

Revenues from cellular data and content services excluding SMS in 2012 totaled NIS 559 million (US$ 150 million), a decrease of 16% compared with NIS 666 million in 2011. The decrease mainly reflected the price erosion of data and content services including browsing and other services, the lower post-paid subscriber base, and the impact of new consumer protection regulations in 2011 which led to a reduction in content service revenues.

SMS service revenues, on an allocated basis as explained below, totaled NIS 433 million (US$ 116 million) in 2012, a decrease of 5% compared with NIS 456 million in 2011.

Since approximately two-thirds of outgoing airtime, content and data (including SMS) revenues is derived from customers who subscribe to bundled packages which include airtime, data and SMS, the separate reporting of data and content service revenues relies heavily on the allocation methodology and application of those revenues between the different services offered in the bundled packages. Furthermore, the proportion of customers with unlimited packages which offer unlimited use of voice and SMS, as well as certain browsing volumes, continues to rise, and this trend is expected to continue. The Company has therefore concluded that the separate reporting of content and SMS revenues is no longer beneficial to understanding the Company’s results of operation, and will not provide this breakdown in future discussions of its results.

Revenues from equipment. Revenues from cellular equipment sales in 2012 totaled NIS 896 million (US$ 240 million), decreasing by 49% from NIS 1,748 million in 2011. The decrease largely reflected a significant decrease of approximately 50% in the quantity of cellular equipment sold, reflecting increased competition from independent handset suppliers, the impact of the Company’s strategy to require more stringent payment terms, a general decrease in market demand, and an end to the use of special discounts for customers with new handsets.

Gross profit from equipment. The gross profit from cellular equipment sales in 2012 was NIS 109 million (US$ 29 million), compared with NIS 369 million in 2011, a decrease of 70%. This was mainly due to the lower quantity of cellular equipment sales, as well as a decrease in the profit achieved per sale, reflecting the increased competition in the handset market.

Operating expenses, Operating expenses for the cellular segment (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization expenses) totaled NIS 2,497 million (US$ 669 million) in 2012, a decrease of 12% or NIS 329 million from 2011. Including depreciation and amortization expenses, operating expenses decreased by 11%.

Cost of service revenues, The cost of service revenues (excluding inter-segment costs) decreased by 10% from NIS 2,601 million in 2011 to NIS 2,351 million (US$ 630 million) in 2012, largely as a result of (i) the decrease in payroll and related expenses following the reduction in the level of workforce and other efficiency measures, (ii) lower royalty expenses due to the state (as a result of lower service revenues combined with the lower royalty rate of 1.3% for 2012, compared with 1.75% for 2011), and (iii) lower payments to content suppliers.

Selling, marketing, general and administration expenses, Selling, marketing, general and administration expenses for the cellular segment in 2012 amounted to NIS 584 million (US$ 156 million), decreasing by 18% from NIS 712 million in 2011. The decrease mainly reflected decreases in payroll and related expenses following the reduction in the level of workforce and other efficiency measures taken, lower selling commissions and a decrease in marketing and advertising expenses.

Operating profit. Overall, operating profit for the cellular segment in 2012 was NIS 742 million (US$ 199 million), decreasing by 42% compared with NIS 1,287 million in 2011, reflecting the impact of the reduction in service revenues and in gross profit from equipment revenues, partially offset by the reduction in operating expenses, as described above.  The impairment recorded in 2011 did not impact the results of the cellular segment.

Adjusted EBITDA. Adjusted EBITDA for the cellular segment totaled NIS 1,314 million (US$ 352 million) in 2012, a decrease of 31% from NIS 1,896 million in 2011, again reflecting the impact of the reduction in service revenues and in gross profit from equipment revenues, partially offset by the reduction in operating expenses, as described above. As a percentage of total cellular revenues, Adjusted EBITDA in 2012 was 29%, compared with 32% in 2011.

5A.3b      Fixed Line Services Business Segment

Total revenues, Total Revenues in 2012 for the fixed line segment reached NIS 1,246 million (US$ 334 million), an increase of 8% compared with NIS 1,153 million in 2011.

Revenues from services. Service revenues for the fixed line segment reached NIS 1,210 million (US$ 324 million) in 2012, an increase of 7% compared with NIS 1,127 million in 2011. The increase largely reflects the contribution of 012 Smile to the Company’s results for a full year in 2012, compared with only ten months in 2011 (from the date of acquisition in March 2011). The impact of 012 Smile’s contribution was partially offset by price erosion in fixed line services due to tougher competitive market conditions, and a gradual decrease in the average number of internet service subscribers over the period.

Revenues from equipment. Revenues from equipment sales in the fixed line segment in 2012 totaled NIS 36 million (US$ 10 million), compared with NIS 26 million in 2011.

Operating expenses, Operating expenses for the fixed line segment (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization and impairment charges) totaled NIS 927 million (US$ 248 million) in 2012, an increase of 10% or NIS 85 million from 2011. The increase was explained by the full-year contribution of 012 Smile in 2012 compared with only a 10 month contribution in 2011. Including depreciation and amortization expenses but excluding the impact of the impairment, operating expenses increased by 4%.

Cost of service revenues, The cost of service revenues (excluding inter-segment costs) for the fixed line segment increased by 5% from NIS 821 million in 2011, before the impact of the impairment, to NIS 861 million (US$ 231 million) in 2012. The increase was largely due to the full-year contribution of 012 Smile in 2012 compared with the ten-month contribution in 2011, and was partially offset by a decrease in depreciation and amortization expenses following the impairment, as well as lower infrastructure expenses.

Selling, marketing, general and administration expenses, Selling, marketing, general and administration expenses for the fixed line segment in 2012 amounted to NIS 203 million (US$ 54 million), unchanged from 2011 before the impact of the impairment. This was despite the full-year contribution of 012 Smile in 2012 compared with the ten-month contribution in 2011, and mainly reflected lower payroll and related expenses.

Impairment loss for goodwill. In 2011, we recorded an impairment charge to goodwill related to the fixed-line segment in the amount of NIS 87 million.

Operating profit. Operating profit for the fixed line segment was NIS 123 million (US$ 33 million) in 2012, an increase of 73% compared to NIS 71 million in 2011, excluding the impact of the impairment (reported operating loss in 2011 was NIS 251 million and included the impact of impairment in the amount of NIS 322 million). The increase in operating profit, (excluding the impact of the impairment), reflected principally the impact of the efficiency measures which reduced operating expenses over the period, as well the impact of the full-year contribution of 012 Smile in 2012 compared with only ten months in 2011.

Adjusted EBITDA.  Adjusted EBITDA for the fixed line segment in 2012 was NIS 288 million (US$ 77 million), an increase of 2% from NIS 282 million in 2011, mainly reflecting the reduction in operating expenses, partially offset by the reduction in service revenues. The Adjusted EBITDA margin for the fixed line segment in 2012 was 23% of total fixed line segment revenues, compared with 24% in 2011.

5A.4        Results Of Operation For The Year Ended December 31, 2011 Compared To The Year Ended December 31, 2010

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

Revenues. Partner achieved total net revenues of NIS 6,998 in 2011, an increase of 5% from NIS 6,674 million in 2010.  Partner’s total revenues for 2011 (excluding inter-company revenues) included a contribution of 012 Smile after first-time consolidation of NIS 888 million. Excluding 012 Smile, Partner’s revenues decreased by 8% in 2011 compared with 2010.

Revenues from services. Annual service revenues totaled NIS 5,224 million in 2011, a decrease of 8% from NIS 5,662 million in 2010.

Excluding 012 Smile’s contribution of NIS 866 million, total annual service revenues decreased by 23% in 2011 compared to 2010. This decrease mainly reflected the impact of regulatory changes, which imposed a 71% reduction in interconnect voice tariffs and a 94% reduction in the interconnect SMS tariff starting January 1, 2011. The direct impact of these reductions in interconnect tariffs in 2011 was to reduce annual service revenues by approximately NIS 1,075 million. Excluding both 012 Smile’s contribution and the impact of the reductions in interconnect tariffs, service revenues would have decreased by approximately 4% in 2011 compared to 2010, reflecting principally price erosion due to an increase in the intensity of competition in the cellular market, as well as a decrease in revenues from roaming services.

Revenues from equipment. Equipment revenues in 2011 were NIS 1,774 million, increasing by 75% from NIS 1,012 million in 2010.

The increase largely reflected an increase in the average revenue per equipment device sold, primarily due to the higher proportion of high-value smartphones sold.

Gross profit. Gross profit in 2011 totaled NIS 2,020 million.

Gross profit before the impact of the impairment of rights of use in the amount of NIS 148 million, totaled NIS 2,168 million , a decrease of 16% from NIS 2,581 million in 2010. Excluding 012 Smile’s contribution of NIS 215 million, the decrease in gross profit before the impact of the impairment of rights of use was 24% or NIS 628 million. The impact of the reduction in interconnect tariffs explains approximately NIS 427 million of the decrease in gross profit with the remainder largely reflecting price erosion of cellular services, partially offset by an increase of 56% in the gross profit from cellular equipment sales.

Impairment of Goodwill. In the fourth quarter of 2011, the Company recognized an impairment loss for the fixed-line segment in the amount of NIS 87 million.

Other income, net. Other income, net, totaled NIS 105 million  in 2011, compared to NIS 64 million in 2010, an increase of 64%, mainly reflecting an increase in recognized deferred revenue from handset payment installment plans related to the overall increase in revenues from equipment sales.

Operating profit. Operating profit for 2011 was NIS 1,036 million. Operating profit before the total impact of the impairments described above in the amount of NIS 322 million, totaled NIS 1,358 million  in 2011, a decrease of 27% from NIS 1,860 million in 2010.

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

Financial expenses, net. Financial expenses, net, for 2011 were NIS 294 million, an increase of 62% compared with NIS 181 million in 2010. This largely reflected an increase in interest expenses resulting from the increase in the average debt level in 2011 compared to 2010 by approximately NIS 1.5 billion, largely related to the acquisition of 012 Smile.

Profit before income tax. Profit before income taxes for 2011 was NIS 742 million, a decrease of 56% from NIS 1,679 million in 2010.

Income taxes on profit.  Income taxes on profit for 2011 were NIS 299 million, a decrease of 31% from NIS 436 million in 2010.

The effective tax rate for 2011 was 40%. Before the total impact of the impairments of NIS 322 million, partially offset by the resulting increase in deferred tax assets, net, of NIS 11 million, the effective tax rate for 2011 was 29% compared with 26% for 2010. As part of the Economic Efficiency Law that was enacted in July 2009, the Israeli corporate tax rate was scheduled to be reduced by one percent each year from a rate of 26% in 2009 to a rate of 20% in 2015, and then to a rate of 18% from 2016. As a result, the Israeli corporate tax rate was reduced from a rate of 25% in 2010 to 24% in 2011. On December 6, 2011 the Tax Burden Distribution Law (legislations amendments) was published in the law records. The law set the corporate tax rate at 25% starting in 2012, and cancelled the continuation of the gradual reduction in corporate tax to 18% by 2016 as described above. As a result of the change in the future corporate tax rate, our deferred tax liability increased in the amount of approximately NIS 12 million as of December 31, 2011.

Net profit. Net profit in 2011 was NIS 443 million, a decrease of 64% from NIS 1,243 million in 2010. Net profit before the impact of the impairment in the amount of NIS 311 million, was NIS 754 million in 2011, a decrease of 39% from NIS 1,243 million in 2010. Based on the weighted average number of shares outstanding during 2011, basic (reported) earnings per share or ADS, was NIS 2.85, a decrease of 65% from NIS 8.03 in 2010.

Adjusted EBITDA. Adjusted EBITDA totaled NIS 2,178 million in 2011, a decrease of 15% compared with NIS 2,570 million in 2010. Adjusted EBITDA for the cellular segment was NIS 1,896 million in 2011, decreasing by 26% from NIS 2,558 million in 2010. Adjusted EBITDA for the fixed line segment was NIS 282 million  in 2011, compared with NIS 12 million in 2010, an increase of NIS 270 million, of which 012 Smile contributed NIS 198 million.

Adjusted EBITDA as reviewed by the Chief Operating Decision Maker (“CODM”), represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. For a reconciliation of Adjusted EBITDA with our audited financial data, see Note 6 in the consolidated financial statements for 2012.

Results of Operation by Segment for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

The consolidation of 012 Smile into Partner’s financial results following its acquisition on March 3, 2011, had a significant impact on the results of the Fixed-line Segment, as set forth below, but did not affect the results of the Cellular Segment.

(See table above for the results by segment for the year ended December 31, 2011)

	Year ended December 31, 2010
	In millions
	Cellular segment	Fixed line segment	Elimination	Consolidated

Segment revenue – Services	5,555	107		5,662
Inter-segment revenue – Services	20	57	(77)
Segment revenue – Equipment	987	25		1,012
Total revenues	6,562	189	(77)	6,674
Segment cost of revenues – Services	3,174	133		3,307

Inter-segment cost of revenues- Services	57	20	(77)
Segment cost of revenues – Equipment	751	35		786
Cost of revenues	3,982	188	(77)	4,093
Gross profit	2,580	1		2,581
Operating expenses	760	25		785
Other income, net	64			64
Operating profit (loss)	1,884	(24)		1,860
Adjustments to presentation of Adjusted EBITDA
– Depreciation and amortization	633	36		669
– Impairment of intangible assets	16			16
– Other (mainly employee share based compensation expenses)	25			25
Adjusted EBITDA	2,558	12		2,570

Reconciliation of Adjusted EBITDA to profit before tax :
- Depreciation and amortization				(669)
- Impairment of intangible assets				(16)
- Finance costs, net				(181)
- Other (mainly employee share based compensation expenses)				(25)
Profit before income tax				1,679

5A.4a      Cellular Services Business Segment

The impairment charge on fixed-line assets in 2011 did not have any impact on the results for the cellular segment.

Revenues earned by the cellular business segment amounted to NIS 5,996 million in 2011, a decrease of 9% compared to NIS 6,562 million in 2010 (including inter-segment revenues), reflecting a decrease in revenues from services which was partially offset by an increase from revenues from equipment.

Revenues from services. In 2011, service revenues from the Company’s cellular business segment totaled NIS 4,248 million, representing a decrease of 24% from NIS 5,575 million in 2010. This decrease mainly reflected a 71% reduction in the interconnect voice tariff and a 94% reduction in the interconnect SMS tariff from January 1, 2011. The direct impact of the reduction in interconnect tariffs was a reduction of approximately NIS 1,075 million in service revenues in 2011. Excluding the impact of the reduction in interconnect tariffs, service revenues would have decreased by approximately 4%, which mainly reflected price erosion due to an increase in the intensity of competition in the cellular market, as well as a decrease in the profitability of roaming services. These negative trends were partially offset by growth in the cellular postpaid subscriber base of approximately one percent, on an average basis over 2011, and by growth in the cellular prepaid subscriber base of approximately 5%, on an average basis over 2011.

In addition, significant growth in the popularity of smartphones supported average monthly revenue per cellular subscriber (“ARPU”) levels by generating revenue growth in revenues from data and content services.

Revenues from cellular data and content services excluding SMS in 2011 totaled NIS 666 million or 16% of cellular service revenues, in 2011, increasing by 4 % compared with NIS 638 million or 11 % of cellular service revenues in 2010. SMS service revenues totaled NIS 456 million in 2011, an increase of 18% compared with NIS 387 million in 2010, and the equivalent of 11% of cellular service revenues, compared with 7% in 2010.  The 2010 figures in these comparisons reflect a change in the methodology that occurred in 2011 for allocating revenues from bundled packages between airtime revenues and content revenues, as well as an adjustment to the Company’s allocation of credits between the different services.

Pre-paid subscribers accounted for service revenues of approximately NIS 500 million in 2011.

Revenues from equipment. Equipment revenues from the Company’s cellular business segment totaled NIS 1,748 million  in 2011, an increase of 77% compared with equipment revenues of NIS 987 million in 2010. The increase largely reflected an increase in the average revenue per equipment device, mainly due to the higher proportion of high-value smartphones sold.

Gross profit from services.  Gross profit from cellular services in 2011 was NIS 1,525 million, decreasing by 35% compared with NIS 2,344 million in 2010. This decrease mainly reflected the direct negative impact of the interconnect tariff reduction on profit in the amount of approximately NIS 443 million, as well as the reduction in service revenues as described above. In addition, the decrease reflected an increase in interconnect expenses related to the growth in outgoing voice minutes and also higher payroll expenses related to the increase in the customer service workforce during the year.

Gross profit from equipment. The gross profit from the cellular business segment equipment was NIS 369 million in 2011, an increase of 56% compared with a gross profit of NIS 236 million in 2010, attributable largely to an increase in unit profitability. During 2011, the total amount of cellular equipment subsidies, net, that was capitalized was NIS 12 million, compared with NIS 51 million in 2010, reflecting the impact of the limitations on subscriber exit fines which came into effect in February 2011 on handset subsidies.

Gross profit. The overall gross profit from the cellular business segment was NIS 1,894 million in 2011, compared with NIS 2,580 million in 2010, a decrease of 27%.

Selling, marketing and general and administrative expenses. The cellular segment’s selling, marketing, general and administrative expenses amounted to approximately NIS 712 million in 2011, a decrease of 6% from NIS 760 million in 2010. The decrease reflected a decrease in marketing and advertising expenses and the impact of a one-time reduction in bad debts and doubtful accounts expenses recorded in the second quarter of 2011, which were partially offset by higher salary expenses and selling commissions, and increased depreciation expenses.

Other income, net. Other income, net, totaled NIS 105 million in 2011, increasing by 64% from NIS 64 million in 2010 mainly reflecting an increase in recognized deferred revenue from handset payment installment plans related to the increase in revenues from equipment sales.

Operating profit. As a result of the above, operating profit from the segment’s activities totaled NIS 1,287 million in 2011, compared with NIS 1,884 million in 2010, a decrease of 32%.

The impairment recorded in 2011 did not affect the results of the cellular segment.

Adjusted EBITDA. Adjusted EBITDA for the cellular segment was NIS 1,896 million in 2011, representing a decrease of 26% from NIS 2,558 million in 2010. The decrease in Adjusted EBITDA largely reflected the direct impact of the reduction in interconnect tariffs which reduced cellular segment Adjusted EBITDA by approximately NIS 443 million, together with the cellular service price erosion as described above, partially offset by the increase in gross profit from cellular equipment sales.

5A.4b      Fixed Line Services Business Segment

Revenues earned by the fixed-line business segment amounted to NIS 1,153 million in 2011, compared to NIS 189 million in 2010 (including inter-segment revenues), reflecting principally the contribution of 012 Smile after first time consolidation in the amount of NIS 970 million in 2011. Fixed line segment revenues excluding 012 Smile were NIS 183 million, a decrease of 3% compared with 2010.

Revenues from services. Fixed line business segment service revenues (including inter-segment revenues) reached NIS 1,127 million compared with NIS 164 million in 2010. Revenues in 2011 included a contribution of 012 Smile after first-time consolidation starting March 3, 2011, in the amount of NIS 947 million. Fixed-line segment service revenues excluding 012 Smile were NIS 180 million, an increase of 10% compared with NIS 164 million in 2010. The increase reflected revenue growth from both residential and business fixed line services.

Revenues from equipment. Equipment revenues from the Company’s fixed line business segment totaled NIS 26 million in 2011, remaining at a level similar to NIS 25 million in 2010.

Gross profit from services. For the fixed line segment, the gross profit from services (including intersegment activity) was NIS 129 million in 2011, compared with NIS 11 million in 2010.

Gross loss from equipment. The gross loss from the fixed line business segment equipment sales was NIS 3 million in 2011, compared with a gross loss of NIS 10 million in 2010.

Gross profit. The overall gross profit from the fixed line business segment was NIS 126 million in 2011, compared with NIS 1 million in 2010.

The cost of revenues for the fixed-line services segment included expenses in the amount of NIS 148 million that were recorded following the impairment charge on rights of use for international fiber optic lines. Excluding the impact of this impairment charge, gross profit for the fixed line segment was NIS 274 million in 2011 compared with NIS 1 million in 2010, including gross profit of NIS 215 million contributed by 012 Smile. Gross profit for the fixed line segment was positively affected by the acquisition of 012 Smile, and the impact of the reduction in interconnect expenses for calls to cellular operators following the reduction in cellular interconnect tariffs effective as of January 2011, partially offset by an impairment in the amount of NIS 27 million recorded in the second half of 2011 related to subscriber acquisition costs capitalized in prior periods (in addition to the impairment of the rights of use). The impairment in subscriber acquisition costs was recorded following an amendment to the Telecommunications Law which limits subscriber exit fines in the fixed line market.

Selling, marketing and general and administrative expenses. The fixed line segment’s selling, marketing, general and administrative expenses amounted to approximately NIS 290 million, compared to NIS 25 million in 2010, an increase of NIS 265 million.

The selling and marketing expenses for the fixed-line services segment included expenses in the amount of NIS 87 million that were recorded following the impairment charge on a trade name and on customer relationships (NIS 73 million). Excluding the impact of these impairment charges, selling, marketing, general and administration expenses for the fixed-line services segment were NIS 203 million  in 2011, compared to NIS 25 million in 2010, an increase of NIS 178 million. The increase reflected additional expenses following the acquisition of 012 Smile in the amount of NIS 187 million in 2011, partially offset by lower salary expenses, selling commissions, and marketing and advertising expenses.

Impairment loss for goodwill. In 2011, we recorded an impairment charge to goodwill of the fixed-line segment in the amount of NIS 87 million.

Operating loss. Operating loss from the segment’s activities totaled NIS 251 million in 2011.

Operating profit for the fixed line segment, before the total impact of the impairments in the amount of NIS 322 million, was NIS 71 million in 2011, of which 012 Smile contributed an operating profit of NIS 29 million. Excluding 012 Smile’s contribution, operating profit increased by NIS 66 million in the year, from an operating loss of NIS 24 million in 2010 to a profit of NIS 42 million in 2011.

Adjusted EBITDA.  Adjusted EBITDA for the segment was NIS 282 million in 2011, compared with NIS 12 million in 2010. 012 Smile’s contribution after first time consolidation to Adjusted EBITDA in 2011 was NIS 198 million. Excluding 012 Smile’s contribution, Adjusted EBITDA for the fixed line segment in 2011 totaled NIS 85 million, compared with NIS 12 million in 2010. The Adjusted EBITDA margin for the fixed line segment in 2011 was 24% of total fixed line segment revenues.

5A.5           Seasonality

Our service revenues and profitability show some seasonal trends over the year, but the overall impact is not material. For cellular subscribers in plans which charge according to usage, airtime minutes and consequently airtime revenues are affected by the number of monthly work days and daylight hours in the day, which varies throughout the year. In addition, airtime revenues for such subscribers are lower in February, which is a shorter than average month. However, due to the increased penetration of bundled plans which offer fixed or unlimited amounts of airtime SMS usage, the impact of such effects has significantly decreased over the last year. In addition, revenues from roaming services tend to fluctuate according to the timing of the Jewish holiday periods and season, with higher revenues generally recorded in the summer months as a result of roaming charges from increased travel abroad by subscribers and from foreign roamers using our network. There is no assurance that these trends will continue in the future.

	Three months ended
NIS in millions	March 31	June 30	Sept. 30	Dec. 31

Service Revenues

2010	1,360	1,412	1,457	1,432
2011	1,212	1,360	1,366	1,286
2012	1,241	1,213	1,150	1,036

5A.6           Impact Of Exchange Rate Fluctuations And Inflation

Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, in recent years, between one fifth and one quarter of our operating expenses (excluding depreciation), including a substantial majority of our handset purchases, were linked to non-shekel currencies, mainly the US dollar. These expenses related principally to the acquisition of handsets, where the price paid by us is based mainly on US dollars. In addition, a substantial amount of our capital expenditures (including with respect to our networks) are incurred in, or linked to, non-shekel currencies, mainly the US dollar. We hedge a portion of our foreign currency commitments. See “Item 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK”.

Our current borrowings are in shekels, and approximately one half of our financial debt is linked to the consumer price index. If the CPI increases, we may not be permitted to raise our tariffs in a manner that would fully compensate for any increase in our financial expenses. In 2012, the CPI increased 1.4%, causing expenses of NIS 35 million in our financial expenses, net, compared to a CPI increase of 2.6% in 2011, which caused expenses of NIS 77 million in financial expenses, net. The CPI for each month is published on the 15th day of the following month; references above to the annual change in CPI for a given year is the change from the CPI published on the 15th day of December of the preceding year to the CPI published on the 15th day of December of the relevant year, which for the purposes of this annual report, covers the twelve months beginning January 1 through December 31 of the year in question.

5B.          Liquidity and Capital Resources

The discussion below first describes our financial indebtedness (Notes payable, long-term bank loans and credit facilities, and total financial debt) and capital expenditures, then our dividend payments, and finally our main sources of liquidity.

5B.1           Notes Payable

Series A Notes due 2012. In March 2005, we completed the offering of our Notes due 2012, raising NIS 2.0 billion in a public offering in Israel. Of these, notes having an aggregate principal amount of approximately NIS 36.5 million were purchased by our wholly owned subsidiary Partner Future Communications 2000 Ltd., or PFC. PFC also received an additional allocation of notes having an aggregate principal amount of NIS 500 million. The notes that PFC received pursuant to this additional allocation do not confer the right to receive any payment whatsoever on account of principal or interest until they are first sold by PFC. To date, no such notes have been sold to third parties. The Series A Notes due 2012 were listed on the Tel Aviv Stock Exchange, and members of our Board of Directors and senior management may have purchased a portion of the Series A Notes due 2012 through stock exchange transactions.

Quarterly repayments of principal and interest on the Series A Notes due 2012 were made in twelve installments, beginning in June 2009 and ending in March 2012. Principal and interest payments on the Series A Notes due 2012 were linked to the consumer price index for the month of February 2005 with annual interest on the notes equal to 4.25% adjusted according to the CPI.

The notes were rated ilAA- by Standard and Poor’s Maalot, and Aa3 with a negative forecast by Midroog, two of Israel’s rating agencies. The Company was rated ilAA-/negative by Standard and Poor’s Maalot. Therefore, the Series A Notes interest remained unchanged.

 On April 1, 2012, the notes reached maturity and were fully paid; no further payments of principal or interest are due.

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

The table below sets forth the payments of principal to be made on our Series B Notes due 2016, based on the CPI at December 31, 2012.

NIS in millions

Principal payments due in:
2013	120
2014	120
2015	120
2016	120

Total	480

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

On February 24, 2011, it was agreed with classified institutional investors in Israel that the Company would issue in a private placement an additional principal amount of approximately NIS 444 million of Series C Notes  (the “Additional Notes”). The terms of the Additional Notes are identical to the terms of the currently outstanding Series C Notes previously issued to the public pursuant to the Shelf Offering Report and the Shelf Prospectus.  Pursuant to our agreement with classified institutional investors in Israel, the Additional Notes were issued to such investors for an aggregate consideration of approximately NIS 463 million, representing a price of NIS 1.043 per NIS 1 principal amount of the Additional Notes. The value of the principal issued, including CPI linkage difference and accumulated interest to be paid to that date was approximately NIS 463 million. The Additional Notes were listed for trading on the TASE.  The Notes have been rated ilAA-, on a local scale, by Standard & Poor’s Maalot.

The Additional Notes were issued on March 1, 2011, and were consequently listed for trading on the Tel Aviv Stock Exchange.

The sale and/or transfer of the Additional Notes are subject to the limitations on re-sale of securities set forth in Article 15C of the Israeli Securities Law of 1968 (the “Law”) and the Securities Regulations (Details with respect to Articles 15A-15C of the Law) of 2000 applicable to investors of the type specified in the first supplement to the Law.

The table below sets forth the payments of principal to be made on our Series C due Notes 2018, based on the CPI at December 31, 2012.

NIS in millions

Principal payments due in:

2016	230
2017	230
2018	230

Total	690

Series D Notes due 2021. On April 25, 2010, the Company issued to the public in Israel approximately NIS 400 million of unsecured non-convertible Series D Notes through a public offering in Israel. The principal amount of Series D Notes is repayable in five equal annual installments between 2017 and 2021 and is not linked to the CPI. The Series D Notes bear a floating interest that is based on the yield of 12 month government bonds (‘Makam’) issued by the government of Israel and updated quarterly plus additional annual interest of 1.2%. The interest is payable quarterly. The interest rates which applied to interest paid for 2011 and 2012 (in annual terms, and including the additional interest rate of 1.2%) were as follows: from January 1, 2011 to March 30, 2011: 3.67%; from March 31, 2011 to June 30, 2011: 4.47%; from July 1, 2011 to September 30, 2011: 4.72%; from October 1, 2011 to December 30, 2011: 4.15%, from December 31, 2011 to March 30, 2012: 3.73%; from March 31, 2012 to June 30, 2012: 3.80%; from July 1, 2012 to September 30, 2012: 3.39%; from October 1, 2012 to December 30, 2012: 3.41% .  The Series D Notes due 2021 are listed for trading on the TASE.

On May 4, 2011, the Company issued an additional NIS 146 million in principal amount of Series D Notes in a public offering in Israel (the “Additional Notes”). The terms of the Additional Notes are identical to the terms of the previously issued outstanding Series D Notes. The Additional Notes were issued with a price per unit (each unit comprised of NIS 1,000 par value) of NIS 992. The Additional Notes were listed for trading on the TASE. The Notes have been rated ilAA-, on a local scale, by Standard & Poor’s Maalot.

Members of our Board of Directors and senior management may have purchased a portion of the Series D Notes due 2021 through stock exchange transactions.

The table below sets forth the payments of principal to be made on our Notes Series D due 2021, as of December 31, 2012.

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

On May 4, 2011 the Company issued an additional NIS 535 million in principal amount of Series E Notes in a public offering in Israel (the “Additional Notes”). The terms of the Additional Notes are identical to the terms of the previously issued outstanding Series E Notes. The Additional Notes were issued with a price per unit (each unit comprised of NIS 1,000 par value) of NIS 996. The Additional Notes were listed for trading on the TASE. The Notes have been rated ilAA-, on a local scale, by Standard & Poor’s Maalot.

Repurchase of Series E notes. In August 2012 the Company repurchased NIS 0.65 million par value of Series E notes, at a transaction price of 0.9954 NIS per par value, following the Board of Directors' resolution to approve a debt buy-back plan of the Company's series B, C, D and E Notes which are traded on the TASE.

The table below sets forth the payments of principal to be made on our Series E Notes due 2017, as of December 31, 2012.

NIS in millions

Principal payments due in:

2013	186
2014	187
2015	187
2016	187
2017	187

Total	934

5B.2        Long-term Bank Loans and Credit Facilities

1.	Credit Facilities

The Company had credit facilities from leading Israeli commercial banks as follows:

(a)
Facility D received by the Company on November 24, 2009, in the amount of NIS 700 million. No amounts were drawn under this facility as of December 31, 2011. In July 2012, the Company initiated a reduction of credit Facility D to NIS 25 million. The Company was charged a commitment fee of 0.4% per year for undrawn amounts.

(b)
012 Smile also had a credit facility in the amount of NIS 80 million. This facility was partially used as of December 31, 2011 to secure bank guarantees. In July 2012, the credit facility was reduced to NIS 35 million. 012 Smile was charged a commitment fee of 0.4% per year for undrawn amounts.

Both credit facilities expired on December 31, 2012.

2.	Bank Borrowings
The Company has received bank loans from leading Israeli commercial banks. The Company may, at its discretion prepay the loans, subject to certain conditions, including that the Company shall reimburse the bank for losses sustained by the bank as a result of the prepayment. The reimbursement is mainly based on the difference between the interest rate that the Company would otherwise pay and the current market interest rate on the prepayment date.

The Israeli Prime interest rate is determined by the Bank of Israel and updated on a monthly basis. The Israeli Prime interest rate as of December 31, 2011 and 2012 was 4.25% and 3.25% per year, respectively.

Bank borrowings as of December 31, 2012:

	Total principal (**) (NIS m)	Date originally received	Linkage terms	Annual interest rate
Loan A (*)	522	Nov 11, 2010	CPI	2.75% CPI adj.
Loan C	175	Jun 8, 2010		5.7% fixed
Loan D	175	Jun 9, 2010		5.7% fixed
Loan E	376	May 8, 2011		Prime minus 0.025%
Loan F (*)	485	Apr 10, 2011	CPI	3.42% CPI adj.
	1,733

                   (*)   The principal amounts include CPI linkage differences as of December 31, 2012
                   (**) All the principal amounts of the borrowings are non-current

Additional information:

Loan A: The interest is payable on a semi-annual basis. The principal amount is repayable in three equal annual installments between 2016 and 2018.

Loan B: On December 31, 2009, a loan was received in the amount of NIS 300 million for period of 4 years, bearing variable interest at the rate of the Israeli Prime interest rate minus a margin of 0.35%. The interest was payable quarterly. The principal was payable in one payment at the end of the loan period. On July 25, November 25 and December 9, 2012, the Company prepaid principal portions of Loan B in the amounts of NIS 25 million, NIS 70 million and NIS 205 million, respectively, which were due originally in December 28, 2013, thus completing full and final redemption of Loan B.

Loan C: The principal and interest are payable annually. The loan is for a period of 10 years. On March 22, 2012, the Company prepaid the current portion of principal outstanding of the loan in the amount of NIS 25 million, which was due originally in June 8, 2012. On December 6, 2012, the Company prepaid the current portion of principal outstanding of the Loan in the amount of NIS 25 million, which was due originally in June 8, 2013.

Loan D: The principal and interest are payable annually. The loan is for a period of 10 years. On July 26, 2012, the Company prepaid current portion of principal outstanding of the loan in the amount of NIS 25 million, which was due originally on June 9, 2013.

Loan E: The interest is payable every three months. On March 28, 2012, the Company prepaid current portion of principal outstanding of the Loan in the amount of NIS 24 million, which was due originally in May 8, 2012. The principal installments payable are as follows: NIS 112 million on May 8, 2014, NIS 112 million on May 8, 2015, and NIS 152 million on May 8, 2019.

Loan F: On April 10, 2011, 012 Smile prepaid its long term bank loans and obtained a new loan from a leading Israeli commercial bank in a principal amount of NIS 500 million. The interest is payable quarterly. On July 25, 2012, the Company prepaid current portion of linked principal outstanding of the loan in the amount of NIS 31 million, which was due originally in December 31, 2012.The principal is payable as follows (linked to the CPI as of December 2012): NIS 144.5 million on December 31, 2014, NIS 144.5 million on December 31, 2015, and NIS 196 million on December 31, 2019.

Financial covenants: The terms of bank loans require the Company to comply with financial covenants on a consolidated basis.  The main provisions are the following two ratios:

(1)
The ratio of (a) the amount of all financial obligations of the Company including bank guarantees that the Company has undertaken ("Total Debt") to (b) EBITDA less Capital Expenditures shall not exceed 6.5 (the ratio as of December 31, 2011 and 2012, was 3.1 and 4.3, respectively); and

(2)	The ratio of (a) Total Debt to (b) the EBITDA of the Company shall not exceed 4 (the ratio as of December 31, 2011 and 2012, was 2.4 and 2.8, respectively).

 “EBITDA” is defined as the sum of (a) the net income before extraordinary items, (b) the amount of tax expenses set against the net profits including, without double counting, any provisions for tax expenses, (c) amortization and depreciation expenses, and (d) any finance costs net. The term "Adjusted EBITDA", as used in this annual report, is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and employee share based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods.

Capital Expenditures are defined as any expenditure classified as fixed and intangible asset in the financial statements.

The covenants are measured every six months on an annualized basis of twelve months and are based on the financial results for the preceding period of twelve months. At December 31, 2011 and 2012, the Company was in compliance with all covenants stipulated for the years then ended, respectively.

Negative pledge: The Company provided a negative pledge undertaking (i.e., not to pledge any of its assets to a third party), except for a number of exceptions that were agreed upon, including pledge (other than by way of floating charge) in favor of a third party over specific assets or rights of the Company, securing obligations no greater than NIS 100 million in aggregate.

3B.3           Total Net Financial Debt

At December 31, 2012, total net financial debt (total current and non-current borrowings less cash and cash equivalents) amounted to NIS 3,812 million, compared to NIS 4,639 million at December 31, 2011. The decrease in net financial debt compared with 2011 principally reflected prepayment of bank loans during 2012. See Note 15 to the consolidated financial statements (see also "Item 5B.2 Long-term Bank Loans and Credit Facilities" above).

The Company has stated its intention to use its free cash flow and to take measures to reduce net financial debt to a level of approximately NIS 3,300 million by the end of 2013. At December 31, 2012, the current portion of our total financial debt (including interest) amounted to NIS 477 million, as compared to NIS 701 million at December 31, 2011, and was composed of the amounts set forth in the table below.  We intend to fund the repayment of the current portion of our Notes payable in 2013, bank loans and interest through new bank loans and utilization of our credit facilities, the issuance or sale of corporate notes, available cash or operational cash flow, or a combination of one or more of these resources.

Current Portion Payable in 2013 as of December 31, 2012	NIS in millions

Principal on notes payable	306
Principal on capital lease	1
Interest on notes payables	107
Interest on long term bank loans	63
Total	477

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

Our capital expenditures represent additions to property and equipment and computer software. In the year ended December 31,  2010, 2011 and 2012, our capital expenditures amounted to approximately NIS  435 million, NIS 468 million and NIS 558, respectively, and were principally related to our cellular network.

Information regarding our capital expenditure commitments at December 31, 2012 is provided under "Item 5F Aggregate Contractual Obligations".

Dividend payments. For the year ending December 31, 2012, the Company distributed dividends which in the aggregate amounted to approximately NIS 160 million, or NIS 1.03 per share. See Note 21(c) to the consolidated financial statements.

Cash dividends are paid in Israeli currency. For further information, see “Item 8A.2 Dividend Distribution Policy”.

5B.4           Main Sources Of Liquidity

•	Cash on hand; and

•	Operating cash flows, net of cash flow from investing activities.

Cash on hand. At December 31, 2012, we had NIS 548 million in cash on hand, compared to NIS 532 million at December 31, 2011.

Operating cash flows. Cash generated from operations, increased by 9% from NIS 1,570 million in 2011 to NIS 1,705 million (US$ 458 million) in 2012. This increase was mainly explained by decrease in operating working capital, partially offset by decrease in profit before depreciation, amortization and impairment charges. Operating working capital decreased by NIS 268 million in 2012 compared with an increase of NIS 266 million in 2011. The decrease primarily reflected the decrease in trade receivables explained by the decrease in handset sales during 2012.

Existing credit facilities. As of December 31, 2012, we do not have any active credit facilities. See also “Long-term Bank Loans and Credit Facilities” above.

We believe that funds from our operations, together with  our cash on hand, will provide us with enough liquidity and resources to fund our expected capital expenditure needs, payment of amounts due on our notes, as well as  under our financing agreements, our license payments and our other material commitments, at least for the next 12 months. However, the actual amount and timing of our future requirements may differ materially from our estimates. See  “Item -3D.2u Our business results may be affected by a recurrence of a recession or a slowdown in growth. ” for a discussion of uncertainties regarding raising additional debt.

5C.          Research and Development, Patents and Licenses

We are primarily a user rather than a developer of technology. Accordingly, we did not engage in any significant research and development activities during the past three years.

5D.          Trend Information

5D.1           Recent Developments

See”Item 5D.2 Outlook”.  See also recent regulatory developments in “Item 4B.14d Regulatory Developments” and “Item 3D.1 Risks relating to the regulation of our industry”.

5D.2           Outlook

In 2012, the level of competition in the Israeli telecommunications market greatly intensified and as a result, the significant price erosion in the market impacted the Company's business results as reflected in our financial statements. These trends have continued into the first months of 2013, and may continue further into the year, which could have a material adverse effect on our financial results in the first quarter of 2013 and going forward. See "Item 3D.2a As a result of substantial and continuing changes in our regulatory and business environment, our revenues and net profit have decreased significantly since prior years.  Our revenues and net profit may continue to decline in 2013 and beyond, and there can be no assurance when, or to what extent, we will be able to improve our business and operating results or reach our prior levels of profitability."

In order to mitigate the impact of these trends on the erosion of the company's profitability, the Company took significant efficiency measures, including reducing the number of full-time equivalent employees by 2,495 positions, or 32% of the Company’s workforce, principally by lowering the level of new recruits. In total, operating expenses including cost of service revenues, and selling, marketing and administrative expenses, but excluding depreciation and amortization and impairment charges, decreased by 7% in 2012. The Company plans to continue in the coming quarters to implement additional operational efficiency measures in order to further reduce operating expenses.

Over 2011 and 2012, the Company invested approximately NIS 500 million, principally during 2012, in the Orange “Ultranet” upgrade project. Based on independent assessments, the Company believes that its network is currently the fastest and most advanced network in Israel, and is the only network supporting HD voice quality and preparation for 4G technology. To ensure continued technological progress, network availability, internet capacity and other added services at competitive prices, the Company intends to participate in an expected tender for an allocation of new frequencies to be used for 4G.

The Company also intends to continue to implement the “Clear” policy, which is unique to the Company, and is based on simplicity, fairness and clarity in all the Company's interfaces, under which the same plans are offered to new and existing customers and which contributes to the creation of customer loyalty over time.

See also “Item 3D Risk Factors”.

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

5E.           Off-Balance Sheet Arrangements

As of December 31, 2012 Partner has guaranteed bank loans with respect to the financial indebtedness of 012 Smile. See “Item 5A.1c Acquisition of 012 Smile” and “Item 5B.2 Long-term Bank Loans and Credit Facilities”.

In addition, as of December 31, 2012 the Company provided bank guarantees in a total amount of NIS 104 million.

Other than such guarantees, there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. See also "Item 5F Aggregate Contractual Obligations".

5F.           Aggregate Contractual Obligations

Set forth below are our contractual obligations and other commercial commitments as of December 31, 2012:

	Payments Due by Period (NIS in millions)
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

Long-term debt*

Notes Series B	520	136	260	124	-
Notes Series C	806	23	46	499	238
Notes Series D	658	16	32	141	469
Notes Series E	1,089	238	446	405	-
Long term bank borrowing	2,022	63	724	520	715
Capital Lease Obligations	1	1	-	–	–
Operating Leases	1,160	234	372	263	291

Contribution to funds in respect of Employee rights in respect of severance pay funds	18	18	–	–	–
Commitments to pay for inventory purchases	1,388	454	934	–	–
Commitments to pay for property, equipment purchases and software elements purchases (capital expenditures)	156	98	58	–	–
Commitments to pay for rights of use	234	18	36	50	130
Commitments to pay for transmission services (See Note 18(6) to the consolidated financial Statements	315	55	120	140	-

Total Contractual Cash Obligations	8,367	1,354	3,028	2,142	1,843

* The table above includes expected payments of interest on our Long-Term Debt.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.          Directors and Senior Management

6A.1           Directors

Below is a list of the directors of the Company as of the date of filing of this annual report:

Name of Director	Age	Position
Shlomo Rodav*	63	Chairman of the Board of Directors
Dr. Michael J. Anghel (1)(2)(3)(4)	74	Director
Ilan Ben-Dov**	56	Director
Barry Ben Zeev (1)(2)(3)(4)	61	Director
Adam Chesnoff*	47	Director
Fred Gluckman*	42	Director
Sumeet Jaisinghani*	28	Director
Yoav Rubinstein*	39	Director
Arieh Saban*	66	Director
Elon Shalev*	61	Director
Osnat Ronen(4)	50	Director
Yahel Shachar**	50	Director
Arik Steinberg (1)(2)(4)	48	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	External Director under the Israeli Companies Law.

(4)	Independent Director under NASDAQ rules and under the Companies Law.

* Appointed to the Board of Directors on January 29, 2013.  Mr. Shlomo Nass (appointed by Scailex) and Mr. Avi Zeldman (appointed by Leumi Partners) resigned from the Board of Directors on January 29, 2013, in connection with the sale by Scailex and Leumi Partner of 28.82% and 2.06%, respectively, of our issued and outstanding shares to S.B. Israel Telecom. See "7A Major Shareholders".

** Nominated by Scailex

Shlomo Rodav was appointed to the Board of Directors of Partner effective as of January 29, 2013 following which he was appointed as Chairman of the Board of Directors. He has served since 1990 and until 2007 as Chairman of the Board of Directors and as of 2007 as a director of Kerur Holdings Ltd., Jafora-Tabori Ltd., Tapugan Industries Ltd. (in Tapugan until 2011) and Israel Lighterage & Supply Co. Ltd. and as a director on the Board of Directors of Metzad Ateret Ltd.  From 1994 until 2011 he served as a director and CEO of Waste Management Israel Ltd. and from 2000 until 2003 as a director and CEO of InirU Israel Ltd. and InirU Wireless Inc. From 2003 to 2005, Mr. Rodav served as Chairman of the Board of Directors and CEO (CEO during 2004-2005) of Gilat Satellite Networks Ltd. Between 2007 and 2011, he served as Chairman of the Board of Directors of Bezeq Israel Telecommunication Company Ltd., Pelephone Communications Ltd., Bezeq International Company Ltd., Bezeq Online Ltd., DBS Satellite Service (1998) Ltd. (YES), and Walla Ltd. and between 2011 and 2012 as Chairman of the Board of Directors of Tnuva Ltd., and its subsidiaries. Mr. Rodav holds a BA in Economics from Tel-Aviv University and an MBA degree from Columbia University.

Dr. Michael J. Anghel was appointed to the Board of Directors of Partner in March 2006. From 1977 to 1999, he led the Discount Investment Corporation Ltd. activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom – the second Israeli cellular operator. In 1999 he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank. He has been involved in various technology enterprises and has served on the Board of Directors of various major Israeli corporations and financial institutions including Elron, Elbit, Nice, Gilat, American Israeli Paper Mills, Maalot (the Israeli affiliate of Standard and Poor’s) and Hapoalim Capital Markets. He currently serves on the Board of Directors of Syneron Medical Ltd., Evogene Ltd., and Design Ltd., Dan Hotels Ltd, Orbotech Ltd. Lumus Ltd, BiolineRx Ltd and the Strauss-Group Ltd. He is also the chairman of the Center for Educational Technology. Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a BA (Economics) from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. (Finance) from Columbia University in New York.

Ilan Ben-Dov was appointed to the Board of Directors of Partner in October 2009 and served as Chairman of the Board of Directors of the Company since November 1, 2009 until January 29, 2013. Mr. Ben Dov serves as chairman of Suny Electronics Ltd. and previously had served as its Joint Chief Executive Officer for approximately fifteen years (until May 2009). Mr. Ben Dov also serves as Chairman of the Board of Directors of Scailex Corporation Ltd. He also currently serves as a director of Tapuz Anashim Ltd., Derech HaLotus Ltd., Refuat Halotus Ltd., Tao Tsuot Real Estate Ltd., Ben Dov Investments Ltd., I. Ben Dov Investments Ltd., Harmony (Ben Dov) Ltd., as well as subsidiaries of Suny. Mr. Ben Dov served as the Chairman of the Board of Directors of Tao Tsuot Ltd.

Barry Ben Zeev (Woolfson) was appointed to the Board of Directors of Partner in October 2009. He has been providing strategic business consulting services since 2009. He served as the Deputy-Chief Executive Officer and Chief Financial Officer of Bank Hapoalim in 2008. He joined the bank in 1976 and served in a variety of senior positions in the branch system and the international division including New York. He served in the following executive positions prior to becoming Deputy-Chief Executive Officer and Chief Financial Officer: Deputy- Chief Executive Head of International Operations during the years 2001-2002, as Chairman of Poalim Asset Management during the years 2001-2006 as Deputy Chairman of the Board of Directors of Signature Bank in NY during the years 2001-2002, as Deputy-Chief Executive Officer, Head of International Private Banking during the years 2002-2006 and Deputy-Chief Executive Officer and Head of Client Asset Management during the years 2006-2007. He also served as a member of the Board of Directors of the Tel Aviv Stock Exchange during the years 2006-2007 and as the chairman of Bank Hapoalim Switzerland. He received both his BA in Economics and his M.B.A from Tel-Aviv University.

Adam Chesnoff was appointed to the Board of Directors of Partner effective as of January 29, 2013. He is the President and Chief Operating Officer of Saban Capital Group, Inc, responsible for overseeing the company’s investment and business activities, including private equity and public market investments. Mr. Chesnoff is a member of the Board of Directors of Univision Communications Inc., the largest Spanish-language media company in the United States; a member of the Board of Directors of Celestial Tiger Entertainment Ltd., an owner and operator of pay television channels across Asia; a member of the Board of Commissioners of MNC Ltd., an Indonesian media company; and of MNC Sky Vision Ltd., Indonesia’s largest pay television operator. In addition, Mr. Chesnoff served as Vice-Chairman of the Board of Directors of ProSiebenSat.1 Media AG from 2003 until 2007.  From 2005 to 2010, Mr. Chesnoff served on the Board of Directors of Bezeq Israel Telecommunication Company Ltd. Mr. Chesnoff holds a BA in Economics and Business from Tel-Aviv University and an MBA from UCLA's Anderson School of Business.

Fred Gluckman was appointed to the Board of Directors of Partner effective as of January 29, 2013. He is the Chief Financial Officer of Saban Capital Group, Inc.  In this position, Mr. Gluckman is responsible for all financial, accounting and tax functions of the firm, and has been an active member of the firm’s investment team since joining the firm in 2003.  Mr. Gluckman is a member of the Board of Directors of Celestial Tiger Entertainment (CTE) and serves on its Audit Committee.  Mr. Gluckman’s experience prior to Saban Capital Group includes international and domestic advisory work in the London and Southern California practices of Deloitte.  Mr. Gluckman is actively engaged in the community, serving on multiple boards of national and local charitable organizations.  Mr. Gluckman is a CPA and holds a BS in Economics from Wharton Business School and studied at Hebrew University in Jerusalem.

Sumeet Jaisinghani was appointed to the Board of Directors of Partner effective as of January 29, 2013.  He is a Director at Saban Capital Group.  Mr. Jaisinghani is responsible for Saban’s principal investment activities in Asia and is head of the firm's Hong Kong office.  In addition to being on the Board of Directors of Partner, Mr. Jaisinghani is a member of the Board of Directors of Celestial Tiger Entertainment (CTE) and an observer on the Board of Directors of Taomee.  Mr. Jaisinghani played a key role in Saban’s investments in Partner, Media Nusantara Citra, MNC Sky Vision, CTE and Taomee. Mr. Jaisinghani was also involved with Saban’s controlling investment in Bezeq Telecommunications until its sale in April 2010.  Prior to joining Saban, Mr. Jaisinghani worked as an investment banker in the Mergers & Acquisitions Group of J.P. Morgan in New York.  Mr. Jaisinghani holds a BS in Finance and Management, with high distinction, from Indiana University's Kelley School of Business.

Osnat Ronen was appointed to the Board of Directors of Partner in December 2009 and has served as a General Partner of Viola Private Equity since January 2008. From 2001 until 2007, Ms. Ronen was the Deputy Chief Executive Officer of Leumi Partners Ltd. the investment banking services arm of the Leumi Group where she was responsible for the Group's Private Equity portfolio. Between 2004 and 2007, Ms. Ronen led the strategic planning, deployment and execution of the Bachar Reform, one of Israel’s largest financial reforms, at Leumi Group. As part of the implementation, Ms. Ronen managed the sale of Leumi’s holdings in mutual, provident and training funds. Prior to these positions, she served as Deputy Head of the Subsidiaries Division of The Leumi Group from 1999 until 2001. Mrs. Ronen served on the Boards of Directors of the following companies: the Paz Group, Direct-I.D.I. Insurance Company Ltd., Leumi Card Ltd.,  Arab Israeli Bank, Leumi Mortgage Bank and more. Currently Mrs. Ronen serves as a director on the Board of Directors of the following companies: Orad Hi-tech Ltd., Amiad Filtration Systems Ltd., Aeronautics Ltd., Degania Medical Ltd., Matomy Media Group Ltd. and Fox-Wizel Ltd.  Mrs. Ronen holds an M.B.A. degree and a BSc degree in mathematics and computer science from Tel Aviv University.

Yoav Rubinstein was appointed to the Board of Directors of Partner effective as of January 29, 2013. He joined SHL Telemedicine Ltd. as Senior Vice President, Head of Global Business Development in March 2012. Previously, Mr. Rubinstein served as an investment professional at Apax Partners for nine years and as Senior Advisor to Saban Capital Group. Mr. Rubinstein holds a B.A. in Business Administration from the Interdisciplinary Center in Herzliya.

Arieh Saban was appointed to the Board of Directors of Partner effective as of January 29, 2013. He has served since 2010 as Chairman of the Board of Directors of Saban Brands Israel Ltd. From 1983 until 2002 Mr. Saban served as the CEO of Israel Audio-Visual Corporation, a media distribution, licensing and merchandising agency that he founded. From 2000 until 2002 he served as Chairman of the Board of Directors of Fox Kids Israel, a joint venture with Fox Kids Europe. From 2005 until 2012 Mr. Saban served on the Boards of Directors of the following companies: Keshet Broadcasting Ltd., Pelephone, Yes, Bezeq and Bezeq International.

Yahel Shachar was appointed to the Board of Directors of Partner in October 2009. He joined Scailex Corporation Ltd. in December 2001 as Chief Financial Officer. For the last six and a half years Mr. Shachar serves as Chief Executive Officer of Scailex Corporation Ltd and for the last three years as Chief Executive Officer of Suny Electronics Ltd. Mr. Shachar is Chairman of the Board of Directors of Tapuz Anashim Ltd. Before joining Scailex, Mr. Shachar served as Chief Operating Officer at BVR Technologies Ltd. for three years. Mr. Shachar holds an LL.B. degree from Tel-Aviv University, an LL.M. degree from Georgetown University in Washington, D.C. and he is a member of the Israeli and New York bar associations.

Elon Shalev was appointed to the Board of Directors of Partner effective as of January 29, 2013. He serves as the Chairman of the Board of Directors of SHL Telemedicine Ltd. and as a senior advisor to the Saban Capital Group. Mr. Shalev was the founder of Channel 2 news and from 1993 to 1995 served as its Chief Executive Officer. From 1996-1999, he served as Editor in Chief of "Yediot Aharonot", and in 2000-2001 he served as Executive Vice President of Discount investment Corporation Ltd. of the IDB group. From 2004-2012, Mr. Shalev served as Chairman of the Board of Directors of Logia Ltd., a mobile content solutions provider.  Mr. Shalev served in the past as a director of the Board of Directors of Bezeq Israel Telecommunication Company Ltd., DBS Satellite Service (1998) Ltd. (YES) and Bezeq International Company Ltd. Mr. Shalev holds a BA degree in Political Science from Tel Aviv University.

Arik Steinberg was appointed to the Board of Directors of Partner in January 2012. He served from 2006-2010 as the Chairman of the Board of Directors of Psagot Investment House, Ltd., as well as other companies in the Psagot Group, leading and overseeing the business strategies of the Psagot Group. Mr. Steinberg served as chairman on behalf of York Capital. In addition, he served on Board of Directors of the Tel-Aviv Stock Exchange. Mr.Steinberg also served between 1999 - 2003 as CEO of Ilanot Batucha Investment House from the IDB Group as well as a director of Maalot - Israel’s rating company (business partner of S&P).Prior to that, Mr. Steinberg served as Managing Director of Etgar- Portfolio Management Trust Co. owned by Bank Mizrahi. He also served on the Advisory Boards of Mobileye Technologies and Novatrans Group SA. Mr. Steinberg studied Economics at Tel-Aviv University.

6A.2           Senior Management

Below is a list of the Senior Management of the Company as of the date of filing of this annual report:

Name of Officer	Age	Position

Haim Romano	58	Chief Executive Officer
Ziv Leitman	54	Chief Financial Officer
Roly Klinger	53	Vice President, Legal & Regulatory Affairs, Business Development and Corporate Secretary
Einat Rom1	47	Vice President, Human Resources
Avi Cohen 2	47	Vice President, Business Customers Division
Menahem Tirosh	61	Chief Operating Officer
Guy Emodi	49	Vice President, Economics & Planning, Corporate Strategy and Operator Relations
Ronit Rubin	48	Vice President, Information Technology
Ori Watermann	38	Vice President, Fixed- Line Division & CEO of 012 Smile
Zvika Shenfeld	40	Acting Head of Marketing, Content and Growth Engines Division
Amalia Glaser	48	Spokesman and VP Communications and Corporate Governance Division

1 Effective November 1, 2012, Einat Rom replaced Guillermo Codner as Vice President, Human Resources. Previously Ms. Rom served as Vice President, Private Customers Division.

2 Effective April 1, 2012, Avi Cohen replaced Avi Kalfa as Vice President, Business Customers Division and on November 1, 2012 was appointed as Vice President, Customers Division.

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

Roly Klinger, was appointed as Vice President Legal and Regulatory Affairs, Business Development & Company Secretary effective November 2012. Ms.Klinger joined Partner in August 1998 as the Chief Legal Counsel and Joint Corporate Secretary and was appointed as Vice President responsible also for Regulatory Affairs effective November 1, 2007. From 1993, she served as Legal Advisor and Corporate General Secretary of Keshet Broadcasting Ltd., which holds an operating franchise for Israel’s first commercial television channel. Previously, while practicing in the private sector, she lectured on communications law at the College of Management-Academic Studies, Tel-Aviv. Ms. Klinger received an LL.B degree from Tel Aviv University,  attended the Advanced Management Program (AMP) at Harvard Business School and is admitted to the Israel Bar.

Einat Rom, was appointed as Vice President of Human Resources effective November 1, 2012 after having served as Vice President of Private Customers Division since December 1, 2010. Prior to joining Partner, Mrs. Rom served as Vice President of Service in Better Place Company and prior to that, she served as Vice President of Private Division in Bezeq The Israel Telecommunication Corp. and as Vice President of Service in Pelephone Communications Ltd. Mrs. Rom holds a bachelor’s degree in social science.

Avi Cohen, was appointed as Vice President, Customer Division effective November 1, 2012 after having served as Vice President, Business Customer Division since April 1, 2012. Prior to joining the Company Mr. Cohen served during the past six years as CEO of the EFD Group that includes the subsidiaries Betili, ID design, MY HOME PAGE and R&T.  Prior to that, he served as Vice President of Sales and Marketing of ID design, Vice President of Sales and Operations of Betili and Vice President of Operations and logistics of Betili. Avi Cohen holds an Executive MBA degree from the Hebrew University in Jerusalem.

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

Guy Emodi was appointed as Vice President Economics & Planning, Corporate Strategy and Operator Relations in December 2012. Between 1997 and 1998, Mr. Emodi was a member of the tender team, bidding for the third cellular operator in Israel as the representative of the Dankner Group in the Partner Group together with Hutchison Telecom and Elbit. After winning the bid in April 1998, Mr. Emodi joined the Partner's founding team and served as Head of Economics & Planning, Business Planning, Corporate Finance and Investor Relations. Mr. Emodi served in several senior management roles in Partner, including Head of Finance and CFO of the subsidiary companies, PFC and PMI. In 2006 Mr. Emodi left Partner to assume the role of CEO of Ociff India, a public traded (TSE) real estate development company that was acquired in 2007 by a private investor. He then assumed the role of CFO and Executive Director of Playtech, a publicly traded company (LSE), that is the world leading online gaming software provider. Mr. Emodi holds a bachelor's degree in Economics and Business Administration from Tel-Aviv University and an MBA from the London Business School.

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

Ori Watermann was appointed as Vice President, Fixed-Line division at Partner effective June 1, 2012 and as CEO of 012 Smile effective November 1, 2012. From 2005-2011 he served at various positions at 012 Smile including: Deputy CEO, Strategy, Marketing and Business development, VP, Residential Customers, VP of customers at Smile Internet Gold'. During the years 2002-2004 he served as Manager of the Commercial Customer Division (SME) at Pelephone Communications. From 2000-2001 he served as Manager of the Central and Southern Regions at Leumi Card - Visa Credit Card’s Representative Company. Ori holds a Bachelors degree in Business Management from Rupin College and an MBA with honors, EMBA specializing in integrative management from the Hebrew University of Jerusalem.

Zvika Shenfeld was appointed as Acting Head of Marketing, Content and Growth Engines Division effective February 1, 2013 after serving as the deputy of the head of the division since March 2012. From 2009 to 2012 he served as the marketing, strategy and business development at Newpan, an electronic home and small appliances distributor and retail chain. From 2006 until 2009, Mr. Shenfeld held various positions at the Eurocom Group including VP marketing and Business development at Internet Gold and Deputy CEO of MSN Israel. From 2003 until 2006 he served  as Marketing Manager of AIG Israel. From 1999 until 2003 he held various economic and marketing positions at 013 Barak ILD. Mr. Shenfeld holds a B.A in economics and logistics from Bar Ilan University and an MBA from the ONO academic center.

Amalia Glaser joined Partner in April 2007. Prior to joining Partner, Ms. Glaser worked for ten years for the public relations firm Rahav Communications, during which she filled a number of managerial positions. In her last position she served as the firm's Joint General Manager. Prior to working at Rahav Communications, Ms. Glaser headed the Spokesman, Public and Governmental Relations Division of "Adam Teva Vedin" – a legal scientific non-profit association that deals with environmental issues. Ms. Glaser was also a lecturer for courses regarding Israel, landscape and the environment. Ms. Glaser holds a B.A. from the Tel-Aviv University.

Appointments

In August 2009, Scailex and Bank Leumi entered into an agreement under which Leumi Partners (a subsidiary of Bank Leumi) was entitled to appoint one member of the Company's Board of Directors. In January 2013, as a result of the acquisition by S.B. Israel Telecom of a total of 30.87% of our issued and outstanding shares, including 2.06% from Leumi Partners, Leumi Partners and S.B. Israel Telecom agreed that  Leumi Partners would no longer be entitled to appoint a member to the Board of Directors.  See "Item 7A.3 Termination of Bank Leumi Ltd. Minority Rights under its Agreement with Scailex."

Our two principal shareholders have entered into a shareholders’ agreement regarding, among other things, the composition of the Board of Directors.  See “Item 7A.2 – Shareholders’ Agreement Between the Two Principal Shareholders.”

In August 2009, Scailex and Bank Leumi entered into an agreement under which Leumi Partners (a subsidiary of Bank Leumi) was entitled to appoint one member of the Company's Board of Directors. In January 2013, as a result of the acquisition by S.B. Israel Telecom of a total of 30.87% of our issued and outstanding shares, including 2.06% from Leumi Partners, Leumi Partners and S.B. Israel Telecom agreed that  Leumi Partners would no longer be entitled to appoint a member to the Board of Directors.  See “Item 7A.3 Termination of Bank Leumi Ltd. Minority Rights under its Agreement with Scailex."

None of the above directors, except for Mr. Arieh Saban, who is the brother of Mr. Haim Saban, the owner and CEO of Saban Capital Group, has any family relationship with any other director or senior manager of the Company.  None of the above members of senior management has any family relationship with any other director or senior manager of the Company.

The terms of employment of the CEO are approved by the compensation committee, the Board of Directors and the Company's shareholders (by a special majority, except for a certain exception, as set by the Israeli Companies Law, according to which the compensation committee can exempt from shareholder's approval under certain circumstances) and in accordance with the Company's compensation policy (except for certain exceptions, as set by the Israeli Companies Law). The terms of employment of senior management, except for the CEO, are approved by the  compensation committee and the Board of Directors, and in accordance with the Company's compensation policy (except for certain exception, as set by the Israeli Companies Law). See "Item 6C.7 Compensation Committee".  Senior management is appointed by the CEO with the approval of the Board of Directors, for an indefinite term of office and may be removed by the CEO with the approval of the Board of Directors at any time.

6B.          Compensation

The aggregate compensation paid, and benefits in kind granted to or accrued on behalf of all our directors and senior management for their services in all capacities to the Company and its subsidiaries during the year ended December 31, 2012, was approximately NIS 27 million (US$7 million). This amount included approximately NIS 2 million (US$0.5 million) set aside or accrued to provide pension and retirement benefits on behalf of all our senior management during the year ended December 31, 2012. The aggregate compensation amount does not include performance bonuses payments made in 2012 with respect to the year ending December 31, 2011. No performance bonus will be paid for any of the senior management with respect to 2012.

Bonus payments for our senior management are determined with respect to a given year based on quantitative and qualitative goals set for the Company as a whole, as well as on an individual basis. The individual goals for the Chief Executive Officer and the senior management are set by the compensation committee and the Board of Directors in accordance with the overall Company objectives. Once the results of the year are known, and based on the extent to which corporate and individual goals have been met, bonus payments are determined in the discretion of the Board of Directors, in light of the recommendations made by the compensation committee and, with respect to senior management reporting to the CEO, in light of recommendations made by the compensation committee and the CEO.

Compensation for senior management may also be provided in the form of stock options to purchase our ordinary shares. In 2012 options were granted to our senior management under the 2004 Share Option Plan to purchase up to 755,000 of our ordinary shares at a weighted average exercise price of NIS 23.72 per option (after dividend adjustment and amendments to the exercise price) with such options vesting at the earliest in January 2013. These options will expire by November 2022. For more information, see “Item 6E.1 2004 Share Option Plan”.

In order to encourage the Company’s executive officers to remain with the Company following the acquisition by S.B. Israel Telecom of 30.87% of our issued and outstanding shares, principally from Scailex, the Company’s Board of Directors, upon the recommendation and approval of its compensation committee, adopted a two-year retention plan on December 17, 2012, that became effective upon change of control on January 29, 2013. According to the terms of the plan, retention payments will be made to each of the Company’s eligible executive officers at the first and second anniversaries of the date of adoption of the retention plan, provided the executive officer has not resigned for reasons other than for certain justified reasons, as specified in the retention plan or in case of termination by the Company. The amounts of the first and second potential retention payments are the same, and the maximum aggregate amount of all retention payments together is NIS 6.7 million.  In addition, on May 22, 2012, the Company's Board of Directors, upon the recommendation and approval of its compensation committee, adopted a retention plan for the CEO according to which the CEO will receive an amount of NIS 1.8 million, provided that the CEO does not resign during the first year of the change of control or his employment is terminated by the Company under circumstances other than those that would deny his lawful right to severance payments and advanced notice.

The table below sets forth information regarding compensation on an individual basis for persons for whom such information must be made public in the Israeli annual report of Scailex. Compensation paid by the Company and set forth in the table below is with respect to services provided during 2012.

Details of the Compensation Recipient		Compensation for services (the compensation amounts are displayed in terms of cost for the Company) (NIS thousands)			Other compensation & vehicle (the compensation amounts are displayed in terms of cost for the Company) (NIS thousands)	Total (NIS thousands)
Name	Position	Payroll & Related expenses	Bonus	Share based payments	Other
Haim Romano	Chief Executive Officer	2,361	-	1,804(1)	154	4,319
Yacov Kedmi	Former Head of Marketing, Content & Growth Engines Division (2)	1,543	-	1,084(3)	1,220(4)	3,847
Offer Peri	Former Chief Executive Officer of a subsidiary (012 Smile Telecom Ltd.) (5)	1,935	153	449(6)	1,251(7)	3,788
Ziv Leitman	Chief Financial Officer	1,276	-	401(8)	818(9)	2,495(10)

(1)
800,000 share options were granted to Mr. Haim Romano upon the commencement of his position with a vesting period over three years. The fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 3.6 million. As of March 17, 2013, the share price was NIS 21.70, whereas the option exercise price (dividend adjusted) is NIS 37.16 and therefore as long as the option exercise price is higher than the share price, the grant has no actual economic value.

(2)	Mr. Kedmi ceased to serve as Head of Marketing, Content & Growth Engines Division effective January 31, 2013 and will terminate his employment with the Company on January 31, 2014.

(3)
In 2010, 400,000 share options were granted to Mr. Kedmi with a vesting period over four years.  The fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 6.8 million. As of March 17, 2013, the share price was NIS 21.70 whereas the option exercise price (dividend adjusted) is NIS 57.47 (and therefore, as explained above, the grant has no actual economic value). In 2012, an additional 50,000 share options were granted to Mr. Kedmi with a vesting period of two years. The fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was NIS 158,000.  As of March 17, 2013, the share price was NIS 21.70 whereas the option exercise price (dividend adjusted) is NIS 13.23 (and therefore, as explained above, the grant has no actual economic value).

(4)	Other compensation includes a signing bonus that was paid to Mr. Kedmi upon the commencement of his position that was spread out for accounting purposes over a period of three years.

(5)	Mr. Peri ceased to serve as Chief Executive Officer of 012 Smile effective September 30, 2012, and terminated his employment with the Company on December 31, 2012.

(6)
In 2011, 142,500 share options were granted to Mr. Peri with a vesting period over two years.  The fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 1.148 million. As of March 17, 2013, the share price was NIS 21.70 whereas the option exercise price (dividend adjusted) of NIS 64.65 (and therefore, as explained above, the grant has no actual economic value).

(7)	Other compensation includes expenses for retirement and payments for non-competition that were accumulated and paid during the reporting period of this annual report.

(8)
In 2011, 142,500 share options were granted to Mr. Leitman with a vesting period over two years.  The fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.8 million. As of March 17, 2013, the share price was NIS 21.70 compared to an exercise price (dividend adjusted) of NIS 60.02. In 2012, an additional 50,000 share options were granted to Mr. Leitman with a vesting period of two years. The fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was NIS 158,000. As of March 17, 2013, the share price was NIS 21.70 whereas the option exercise price (dividend adjusted) of NIS 13.23 (and therefore, as explained above, the grant has no actual economic value).

(9)	Other compensation includes expenses for retirement that were accumulated during the reporting period of this annual report and will be paid only upon retirement.

(10)
Following the change of control, Mr. Leitman is eligible for a retention grant in the amount of NIS 350,000 at the end of a 12 month period following the change of control (January 29, 2014) and an additional amount of NIS 350,000 at the end of a 24 month period following the change of control (January 29, 2015). This grant is not included in the total compensation.

All options noted above were granted pursuant to the 2004 Share Option Plan and its terms, inter alia, with respect to the exercise period and the expiration date of the options. See "Item 6E.1 2004 Share Option Plan".

6C.          Board Practices

References in this annual report to “external directors” are to those directors who meet the definition of external directors under the Israeli Companies Law (“dahatz”), and references in this annual report to “US independent directors” are to those directors who meet the definition of independence under applicable listing requirements of NASDAQ. References in this annual report to “Israeli independent directors” are to any director who meets the definition of independence under the Israeli Companies Law (“bilty taluy”).

6C.1           Terms of Directors

Directors are generally elected at the annual shareholders meeting to serve (i) for three years, in the case of external directors under the Israeli Companies Law, or (ii) until the next annual meeting of the shareholders  (unless their office becomes vacant earlier, in accordance with the provisions of our Articles of Association), However, in the case of Israeli directors who are appointed by the “Israeli founding shareholders” (as defined in our Articles of Association), they are appointed upon a written notice signed by at least two of the Israeli founding shareholders who are the record holders of at least 50% of “minimum Israeli holding” (as defined in our Articles of Association) shares, addressed to the Company Secretary, indicating his or her appointment, until their respective successors are elected upon such notice. An extraordinary meeting of the Company may elect any person as a director, to fill an office which became vacant, or to serve as an additional member to the then existing Board of Directors, or to serve as an external director, or in any event in which the number of the members of the Board of Directors is less than the minimum set in the Articles of Association, provided that the maximum number of seventeen directors is not exceeded. Any director elected in such manner (excluding an external director) shall serve in office until the coming annual meeting. The Articles of Association also provide that the Board of Directors, with the approval of a simple majority of the directors, may appoint an additional director to fill a vacancy or to serve as an additional member to the then existing Board of Directors provided that the maximum number of seventeen directors is not exceeded. Any director elected in such manner shall serve in office until the coming annual meeting and may be re-elected. The Company’s Articles of Association provide that the Board of Directors may delegate all of its powers to committees of the Board of Directors as it deems appropriate, subject to the provisions of the Israeli Companies Law. No director has a service contract with the company or its wholly-owned subsidiaries providing for benefits upon termination of employment. Our office holders serve at the discretion of the Board of Directors or until their successors are appointed. See “Item 4B Regulation – Our Mobile Telephone License” for a description of additional requirements of the composition of our Board of Directors and the appointment of its members.

6C.2           Alternate Directors

Our Articles of Association provide that a director may appoint an individual to serve as an alternate director. An alternate director may not serve as such unless such person is qualified to serve as a director. In addition, no person who already serves as a director or an alternate director of Partner may serve as the alternate director of another director of Partner. Under the Israeli Companies Law, an alternate director is treated as a director. Under our Articles of Association, an alternate director shall have all the authority of the director appointing him or her. The alternate director may not vote at any meeting at which the director appointing him or her is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment shall be effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term.

6C.3           External Directors under the Israeli Companies Law

The Israeli Companies Law requires that Partner shall have at least two external directors on its Board of Directors who meet the independence criteria set by the Israeli Companies Law. The election of an external director (for the initial term) under the Israeli Companies Law must be approved by a general meeting of shareholders provided that either: (a) the majority of shares voted for election at the meeting, includes at least a majority of the shares voted by shareholders who are non-controlling parties and those not having a personal interest in the election approval (excluding personal interest other than as a result of their relations with the controlling parties) that voted at the meeting, or (b) the total number of shares held by the shareholders referred to in clause (a) that voted against such election does not exceed two percent of the aggregate voting rights in the company.  Dr. Michael Anghel and Mr. Barry Ben-Zeev are our external directors under the Israeli Companies Law.

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

The Israeli Companies Law requires that at least one external director has accounting and financial expertise, and that the other external director(s) have professional competence, as determined by the company’s Board of Directors. Under promulgated regulations, a director having accounting and financial expertise is a person who, due to his or her education, experience and talents, is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or has another academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the Board of Directors position, or has at least five years' experience in one or more of the following (or a combined five years’ experience in at least two or more of the following): a senior position in the business management of a corporation with a substantial scope of business, a senior public officer or a senior position in the public service or a senior position in the field of the company’s business.

6C.4           Financial Experts under the Companies Law

In accordance with the Israeli Companies Law, Partner’s Board of Directors has determined that the minimum number of directors with “accounting and financial expertise” that Partner believes is appropriate, in light of the particulars of Partner and its activities, is three. Under the Israeli Companies Law, only one of such “experts” is required to be an external director. The Board of Directors has determined that eleven of our current directors  have “accounting and financial expertise”: Mr. Shlomo Rodav, Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Ilan Ben Dov, Dr. Michael Anghel, Mr. Barry Ben-Zeev (Woolfson), Ms. Osnat Ronen, Mr. Yahel Shachar and Mr. Arie Steinberg.

6C.5           NASDAQ Corporate Governance Rules and Our Practices

Under NASDAQ Rule 5615(a)(3), a foreign private issuer such as the Company may follow its home country practice in lieu of the requirements of the NASDAQ Rule 5600 Series (“Corporate Governance Requirements”), with certain exceptions, provided that it discloses each requirement that it does not follow and describes the home country practice followed in lieu of such requirement. We describe below the areas where we follow our home country practice rather than the NASDAQ Corporate Governance Requirements:

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

–
We received an exemption from the requirement set out in NASDAQ Rule 5635(c) that listed companies receive shareholder approval when certain stock option or purchase plans are to be established or materially amended, or certain other equity compensation arrangement made or materially amended. This exemption was granted based on the fact that the NASDAQ requirement is inconsistent with applicable Israeli legal requirements, which require approval from a company’s Board of Directors upon the establishment or amendment of such a plan, except that approval of the shareholders' meeting would be required for the grant of options to directors or controlling partners.

6C.6           Audit Committee

Pursuant to the rules of the Securities and Exchange Commission (the “SEC”) and the listing requirements of the NASDAQ Global Select Market, as a foreign private issuer, we are required to establish an audit committee consisting only of members who are U.S. “independent” directors as defined by SEC rules. In accordance with the Company’s Audit Committee Charter, our audit committee is responsible among other things, for overseeing the Company’s financial reporting process and the audits of the Company’s financial statements, including monitoring the integrity of the Company’s financial statements and the independence and performance of the Company’s internal and external auditors. Our audit committee is also directly responsible for the appointment, remuneration and oversight of our independent auditor.

The Israeli Companies Law requires public companies, including Partner, to appoint an audit committee comprised of at least three Board members, including all the company’s external directors, the majority of whom must be Israeli independent directors. Under the Israeli Companies Law, the chairman of the audit committee is required to be an external director and neither the controlling party or his relative, the chairman of the Board of Directors, any director employed by the company or by its controlling party or by an entity controlled by the controlling party, any director who regularly provides services to the company, to its controlling party or to an entity controlled by the controlling party, nor any director who derives most of its income from the controlling party, may be eligible to serve as a member of the audit committee. Our audit committee is comprised of both our external directors and of an Israeli independent director. The responsibilities of our audit committee under the Companies Law include, inter alia, identifying irregularities in the management of the company’s business and approving related party transactions as required by law, determining whether certain related party actions and transactions are “material” or “extraordinary” in connection with their approval procedures, assessing the scope of work and remuneration of the company’s independent auditor, assessing the company’s internal audit system and the performance of its internal auditor and making arrangements regarding the handling of complaints by employees about company’s business management deficiencies and regarding the protection given to employees who have made complaints.

Our audit committee consists of three Board of Directors members, Dr. Michael Anghel, Mr.Barry Ben- Zeev, and Mr. Arik Steinberg, all of whom meet the SEC’s definition of independent directors for the purpose of serving as audit committee members as well as the Israeli Companies Law’s definition of independent directors, and two of whom (Dr. Michael Anghel and Mr. Barry Ben-Zeev) are external directors. In accordance with the SEC definition of “independent” director, none of them is an affiliated person of Partner or any subsidiary of Partner.

The Board of Directors has determined that all three audit committee members are “audit committee financial experts” as defined by applicable SEC regulations. See “Item 16A. Audit Committee Financial Expert” below.

6C.7           Compensation Committee

In December 2012, a compensation committee was created as a separate committee of the Board, rather than together with the nominations committee, in order to comply with changes to the Israeli Companies Law, which are summarized below (Amendment 20).  The compensation committee performs the functions described in the summary below, and it is no longer involved with nominations.

In accordance with the requirements set forth in the Israeli Companies Law (which are substantially identical to those that apply to the audit committee), our compensation committee consists of three Board of Directors members, two of whom are external directors (Dr. Michael Anghel and Mr. Barry Ben-Zeev) and one of whom is an Israeli independent director (Mr. Arik Steinberg).

The following information summarizes selected portions of Amendment 20 to the Israeli Companies Law which entered into effect on December 12, 2012:

The role of the compensation committee is to (i) recommend to the Board of Directors the Compensation Policy (as defined below) for directors and officers, and, once every three years, to make a recommendation regarding the extension of the Compensation Policy if approved for a period of more than three years; (ii) recommend to the directors regarding the update of the Compensation Policy, from time to time, and examine its implementation; (iii) decide whether to approve the terms of office and employment of directors and officers when approval of the compensation committee is required in accordance with Israeli Companies Law; and (iv) decide, in circumstances set forth under Israeli Companies Law, whether to exempt the approval of terms of office of a CEO from the requirements of shareholder approval.

The “Compensation Policy” must include, inter alia, the following provisions: (a) regarding variable components of the terms of service and employment: (1) establishing the components on the basis of long term performance and on measurable criteria but the company may determine that an insubstantial portion of such components will be awarded based on criteria that cannot be measured considering the contribution of the officer to the company, (2) the relationship between the variable components and fixed components, and the limit for the variable components’ value at the time of payment. However, regarding the equity variable components which are not settled in cash - limit to their value on their date of grant; (b) a provision that the officer will return to the company, under terms to be determined in the Compensation Policy, amounts paid to him or her as part of the terms of service and employment, if paid to him or her based on erroneous data and restated in the financial statements of the company; (c) minimum holding period or vesting of equity variable components of service and employment terms with reference to appropriate incentives for long-term perspective; and (d) the limit on retirement grants.

Israeli Companies Law requires that the Compensation Policy be approved by the Board of Directors and also by the shareholders either  (i) in a count of votes at a general meeting, the majority of all of the votes of those shareholders participating at the meeting (excluding abstentions) who are not controlling shareholders and do not have a personal interest in the approval of the Compensation Policy, or (ii) the total number of votes against the proposal among the shareholders mentioned in the preceding clause (i) not exceeding two percent of the voting rights in the company. Every shareholder must disclose, prior to the shareholder vote, whether or not such shareholder has a personal interest in the approval of the Compensation Policy. If a shareholder does not indicate whether he or she has a personal interest, such shareholder will not vote and its vote will not be counted.

6C.8           Security Committee

Pursuant to an amendment to our license from April 2005, a Board committee has been formed to deal with security matters. Only directors with the required clearance and those deemed appropriate by Israel’s General Security Service may be members of this committee. The committee must consist of at least four members, who are subject to the clearance required from the Israeli General Security Service and at least one external director. Where any matter requires a Board of Directors’ resolution and it is a security matter, then the committee should be authorized to discuss and to resolve such security matter and the resolution should bind the Company. However, in cases where the security matter concerned requires review by the Board of Directors or the audit committee according to the Israeli Companies Law or other applicable law, such as a transaction with a related party, it should be submitted for approval in accordance with the requirements of the applicable U.S. law, the Israeli Companies Law and any other applicable laws, provided that, in any case, only directors with security clearance can participate in any forum which will deal with security matters. On April 12, 2005, our Board of Directors approved the formation of the security committee to consist of four Israeli directors, who are subject to Israeli security clearance and security compatibility to be determined by the General Security Service. Currently, Dr. Michael Anghel, Mr. Shlomo Rodav, Ms. Osnat Ronen and Mr. Yahel Shachar are members of the security committee subject to clearance by the Israeli General Security Service.

6C.9           Other Changes in Board Committees

On January 29, 2013, the Investment Committee, the Hedging Committee, the Executive Committee, the Debt Committee and the Corporate Governance Committee were dissolved in accordance with a resolution of the Board of Directors following the acquisition of approximately 30.87% of the company and the nomination to the Board of seven directors by S. B. Israel Telecom.

6C.10         Internal Auditor

The Israeli Companies Law requires the Board of Directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy certain independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business procedures. Our internal auditor is Mr. Yehuda Motro, formerly the internal auditor of the Tel Aviv Stock Exchange.

6C.11         Fiduciary Duties of an Office Holder

The Israeli Companies Law governs the duty of care and duty of loyalty which an Office Holder owes to the company. An “Office Holder” is defined in the Israeli Companies Law as a director, general manager, chief executive officer, executive vice president, vice president, or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title and other managers directly subordinated to the general manager.

The duty of loyalty requires the Office Holder to act in good faith and in the company’s favor and to avoid any conflict of interest between the Office Holder’s position in the company and personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantages for him or hers or others. This duty also requires him or her to reveal to the company any information or documents relating to the company’s affairs that the Office Holder has received due to his or her position as an Office Holder. The duty of care requires an Office Holder to act in a way that a reasonable Office Holder would have acted in the same position and under the same circumstances. This includes the duty to utilize reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information.

6C.12         Approval of Related Party Transactions and Compensation

The Israeli Companies Law requires that a transaction between the company and its Office Holder, and also a transaction between the company and another person in which an Office Holder has a personal interest, requires the approval of the Board of Directors if such a transaction is not an “extraordinary transaction”, although, as permitted by law and subject to any relevant stock exchange rule, our Articles of Association allow the audit committee to approve such a transaction, without the need for approval from the Board of Directors. If such a transaction is an extraordinary transaction (that is, a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities), generally in addition to audit committee approval, the transaction also must be approved by our Board of Directors, and, in certain circumstances, also by the shareholders of the company at a general meeting. Under the Companies Law, an extraordinary transaction between a public company and a controlling party of the company or an extraordinary transaction between a public company and another person, in which the controlling party has a personal interest (including a private placement), and a transaction between a public company and a controlling party or his relative, directly or indirectly, including, without limitation, via an entity controlled by the controlling party, for receiving services by the company (and if the controlling party is also an Office Holder in the company for his terms of service, and if he is an employee of the company (but not an Office Holder in it) his employment in the company) must be approved by the audit committee or the compensation committee if relates to terms of employment (as the case may be), the Board of Directors and the shareholders, provided that either: (a) the majority of shares voted for the matter at the meeting, will include at least a majority of the shares voted by shareholders who do not have a personal interest in approval of the matter who participate in the voting, or (b) the total number of shares held by the shareholders referred to in clause (a) that voted against such matter does not exceed two percent of the aggregate voting rights of the company.

Under Amendment 20, the terms of employment of Office Holders require the approval of the compensation committee and the Board of Directors. The terms of employment of directors and the Chief Executive Officer must also be approved by shareholders. See "6C.7 Compensation Committee".

Changes to existing terms of employment of Office Holders (other than directors) can be made with the approval of the compensation committee only (following adoption of the Compensation Policy), if the committee determines that the change is not substantially different from the existing terms.

Shareholder approval is also required with respect to determining the terms of employment of a director or the Chief Executive Officer during the transition period until the company adopts a Compensation Policy. See "Item 6C.7 Compensation Committee". Notwithstanding the foregoing, a company may be exempted from receiving shareholder approval with respect to the terms of employment of a candidate for a Chief Executive Officer position, if such candidate meets certain independence criteria, the terms are in line with the Compensation Policy and the compensation committee has determined for specified reasons that shareholder approval would prevent the engagement.

Under the Israeli Companies Law and related regulations, the compensation payable to external directors and Israeli independent directors is subject to certain further limitations.

The Israeli Companies Law requires that an Office Holder or a controlling party promptly disclose any personal interest that he has and all related material information known to him, in connection with any existing or proposed transaction by the company.  The company may then approve the transaction in accordance with the provisions of its Articles of Association and the Companies Law. Under the Israeli Companies Law, if the Office Holder or a controlling party has a personal interest in the transaction, an approval that the transaction is not adverse to the company’s interest is required.

In most circumstances, the Israeli Companies Law restricts Office Holders who have a personal interest in a matter which is considered at a meeting of the Board of Directors or the audit committee from being present at such meeting, participating in the discussions or voting on any such matter.

For information concerning the direct and indirect personal interests of certain of our Office Holders and principal shareholders in certain transactions, see “Item 7 Major Shareholders And Related Party Transactions.”

6C.13         Duties of a Shareholder

Under the Israeli Companies Law, a shareholder has a general duty to act in good faith and in a customary manner towards the company and the other shareholders and to refrain from improperly exploiting his power in the company, particularly when voting in the general meeting of shareholders on (a) any amendment to the articles of association, (b) an increase of the company’s authorized share capital, (c) a merger; or (d) approval of related party transactions which require shareholder approval. A shareholder should also avoid deprivation of other shareholders. In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint an Office Holder in the company or any other power towards the company, is under a duty to act in fairness towards the company.

6C.14         Indemnification

As permitted by the Israeli Companies Law, our Articles of Association provide that Partner may indemnify an Office Holder of Partner to the fullest extent permitted by law. Without derogating from the foregoing, and subject to limitations set forth in the Israeli Securities Law (see “Item 4B.14d - v Securities Administrative Enforcement”), our Articles of Association specifically provide that Partner may indemnify an Office Holder of Partner for liability or expense he incurs or that is imposed upon him as a result of an action or inaction by him (or together with other Office Holders of Partner) in his capacity as an Office Holder of Partner including (subject to specified conditions) also in advance, as follows:

1)
any financial liability incurred by, or imposed upon the Office Holder in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by an authorized court.

2)	reasonable litigation expenses, including legal fees, incurred by the Office Holder or which he was ordered to pay by an authorized court.

(a) in the context of a proceeding filed against him by Partner or on Partner’s behalf or by a third party.

(b) in a criminal proceeding in which he was acquitted.

(c) in a criminal proceeding in which he was convicted of an offense which does not require criminal intent.

3)
reasonable litigation expenses, including legal fees, incurred by the Office Holder due to such investigation or proceeding conducted against him by an authority authorized to conduct an investigation and which was ended without filing of an indictment against him and without the imposition of a financial liability as a substitute for a criminal proceeding or that was ended without filing of an indictment against him but for which he was subject to a financial liability as a substitute for a criminal proceeding relating to an offense which does not require criminal intent, within the meaning of the relevant terms under the law.*

* The Board of Directors is submitting for shareholder approval amendments to the Company’s Articles of Association including to amend clause (3) above by adding at its end "or in connection with  a financial sanction ("itzum caspi")," and by adding a new clause (4) stating: "A payment which the Office Holder is obligated to pay to an injured party as set forth in Section 52.(54)(a)(1)(a) of the Securities Law and expenses that the Office Holder incurred in connection with a proceeding under Chapters H3, H4 or I1 of the Securities Law, or under Chapter 4 of Part 9 of the Israeli Companies Law, in connection with any affairs, including reasonable legal expenses, which term includes attorney fees.”

Our Articles also permit us to indemnify any Office Holders of Partner for any other liability or expense in respect of which it is permitted or will be permitted under applicable law to indemnify an Office Holder of Partner.

The Israeli Companies Law and our Articles of Association also permit us to undertake in advance to indemnify an Office Holder with respect for items (2) and (3) above, as well as for item (4) above in the event the amendment to our Articles of Association is approved or any other matter permitted by law. The Israeli Companies Law and our Articles of Association also permit us to undertake in advance to indemnify an Office Holder with respect to item (1) above, provided however, that the undertaking to indemnify is restricted to events which in the opinion of the Board of Directors are anticipated in light of Partner’s activities at the time of granting the undertaking to indemnify, and is limited to a sum or measurement determined by the Board of Directors to be reasonable under the circumstances. The undertaking to indemnify shall specify the events that, in the opinion of the Board of Directors are expected in light of the Company’s actual activity at the time of grant of the undertaking and the sum or measurement which the Board of Directors determined to be reasonable under the circumstances.

The Israeli Companies Law combined with our Articles of Association also permit us to indemnify an Office Holder retroactively for all kinds of events, subject to any applicable law.

In no event may we indemnify an Office Holder for any of the following:

(1)	a breach of the duty of loyalty toward us, unless the Office Holder acted in good faith and had reasonable grounds to assume that the action would not harm Partner’s interest;

(2)	a breach of the duty of care done intentionally or recklessly (“pzizut”) other than if made only by negligence;

(3)	an act intended to unlawfully yield a personal profit;

(4)	a fine a civil fine ("knas ezrahi"), a financial sanction ("itzum kaspi") or a penalty ("kofer") imposed on him; and

(5)	a Proceeding ("halich").

We have undertaken to indemnify our Office Holders, subject to certain conditions as aforesaid. We consider from time to time the indemnification of our Office Holders, which indemnification will be subject to approval of our compensation committee, Board of Directors and in certain cases such as indemnification of directors, also of our shareholders.

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

6C.15         Release

The Companies Law and our Articles of Association authorize the Company, subject to obtaining the required approvals, to release our Office Holders, in advance, from such persons’ liability, entirely or partially, for damage in consequence of the breach of the duty of care toward us. Notwithstanding the foregoing, we may not release such person from such person’s liability, resulting from any of the following events: (i) the breach of duty of loyalty towards us; (ii) the breach of duty of care made intentionally or recklessly (“pzizut”)  (iii) an act intended to unlawfully yield a personal profit and (iv) a fine ("knass") or a penalty ("kofer") imposed upon such person The Board of Directors will submit for shareholder approval an amendment to our Articles of Association which would add further restrictions to the ones listed above, in accordance with the Israeli Companies Law.

6C.16         Insurance

The Israeli Companies Law and the Company’s Articles of Association authorize the Company (subject to certain exceptions) to enter into an insurance contract, and to arrange and pay all premiums in respect of an insurance contract, for the insurance of the liability of directors and other Office Holders of the Company for liabilities the Office Holder incurs as a result of a direct or indirect action or inaction undertaken by such person (or together with other directors or officers of the Company) in the Office Holder capacity as a director or officer of the Company for any of the following:

(1)	The breach of the duty of care towards the Company or towards any other person;

(2)	The breach of the duty of loyalty towards the Company provided that the Office Holder has acted in good faith and had reasonable grounds to assume that the action would not harm the Company;

(3)	A financial liability imposed on him or her in favor of another person;*

(4)	Any other matter in respect of which it is permitted or will be permitted under any law to insure the liability of an Office Holder in the Company.

* The board of directors will submit for shareholder approval amendments to our Articles of Association which would add an additional clause stating: "a payment which the office holder is obligated to pay to an injured party as set forth in section 52,54(a)(1)(a) of the securities law and expenses that the office holder incurred in connection with a proceeding under chapters h3, h4 or i1 of the Securities Law, or under chapter 4 of part 9 of the Israeli Companies Law, in connection with any affairs, including reasonable legal expenses, which term includes attorney fees.

6D.          Employees

At December 31, 2012, we had 5,396 employees on a full time equivalent basis, compared with 7,891 employees at December 31, 2011, and 6,608 at December 31, 2010. The number of employees at year-end  2010,  2011 and 2012, according to their activity, was as follows:

	At December 31
	2010	2011*	2012*

Customer service	4,041	5,092	3,107
Engineering	302	548	387
Sales and sales support	586	792	808
Information technology	277	399	372
Marketing and Content	140	158	82
Finance	132	209	135
Human resources	130	178	143
Operations & Logistics	364	376	266
Remaining operations	96	138	95
TOTAL	6,068	7,891	5,396

*Including the employees of 012 Smile.

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

See Note 17 of the consolidated financial statements. Some of our employees are eligible for an improved pension plan with terms of 5% employer provision for pension and 5% employee provision for pension. Starting January 1, 2014,  the above mentioned pension plan will no longer be considered an “improved pension plan” according to a new section of the Pension Extension Order1.  The more senior employees are entitled to a full pension insurance, in the amounts as follows (amounts vary according to choice of a pension fund or a manager’s insurance fund): employer provision for pension and compensation: 13.33%- 15.83% of the employee’s salary and employee provision for pension: 5% of the employee’s salary.

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

Since October 2001, most of our employees participate in a Health Insurance Program which provides additional benefits and coverage which the public health system does not provide. Eligibility to participate in the policy does not depend on seniority or position. For a discussion of risks related to the Company's efforts to reduce its cost structure, including through a reduction in employee head count, see "Item 3D.2c Our efforts to reduce operating costs including through lowering our overhead expenses may give rise to operational and human resources issues which could have a negative impact on our business and results."

1 Section 5(1) of the Pension Extension Order will be replaced on January 1st, 2014. According to the new section 5(1), insofar as the total sum of the contribution fees is lower than 17.5% of the employee’s salary, the pension plan will not be considered an “improved pension plan”.

6E.           Share Ownership

As of January 31, 2013, to the best of the Company’s knowledge, none of our directors or senior management held more than 1% of our issued and outstanding ordinary shares, except as set forth under Item 7A. Directors and senior management do not have different voting rights than other shareholders of the Company.

As of February 28, 2013, our senior management held, in the aggregate, options to purchase up to 2,557,500 of our ordinary shares, of which 1,084,084 options were vested and exercisable as of that date. No individual senior manager holds options to purchase 1% or more of our outstanding ordinary shares. No options have been granted to our directors.

The table below sets forth the number of outstanding options held by our senior management and managers of the Company according to exercise price and expiration date, as of February 28, 2013:

Weighted average exercise price (NIS)	Number of options held	Option expiration Year
62.63	175,725	2013
48.68	401,891	2014
26.21	13,375	2015
29.45	32,500	2016
53.44	71,000	2017
51.15	1,296,604	2019
59.94	1,312,000	2020
48.73	2,301,775	2021
17.63	1,780,120	2022
43.90	7,384,990	TOTAL

6E.1           2004 Share Option Plan

6E.1a      Principal Terms

The principal terms of the 2004 Share Option Plan (the “2004 Plan”), as they have been amended over time, are summarized below:

-
Granting and exercise:Options under the 2004 Plan may be granted without consideration to employees, directors, officers and advisors. The total number of Company's shares reserved for issuance upon exercise of all options granted under the 2004 Plan is 13,917,000 shares . The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will not exceed ten years from the date of option grant.

-
tax treatment: The options will be granted to employees under the provisions of the capital gains tax route provided for in Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan, which is the amount of the benefit taxable as work income in the hands of the employee, while the part of the benefit that is taxable as capital gains in the hands of the employee is not allowable.

-	Vesting: Vesting periods are between 1 to 4 years, as determined by the Board of Directors at the time of granting the options.

-	Acceleration of vesting and adjustment: In the event of a change of control or voluntary winding up, option vesting and exercisability of outstanding options shall be accelerated.

Upon the occurrence of any merger, consolidation, reorganization or similar event, or other corporate transaction or event, (e.g. subdivision or consolidation) equitable changes or adjustments to the number of shares subject to each outstanding option will be made in order to prevent dilution or enlargement of the option holders’ rights.

-
Exercise price adjustment:  For options granted on or after May 8, 2012, the dividend-adjustment mechanism (that was previously adopted by the Company as described below), was amended, such that the exercise price of such options following each dividend distribution in the ordinary course of business, would be reduced by the gross dividend amount so distributed, per ordinary share (and not the Excess Dividend, as defined in the following sentence).  Previously, for options granted on or after February 23, 2009 (the date of the relevant amendment to the 2004 Plan, under which the dividend adjustment mechanism was adopted), in the event of a dividend distribution in the ordinary course of business, in an amount in excess of 40% (or another threshold as established by the Board of Directors) of the Company’s net income for the relevant period (the “Excess Dividend”), the exercise price for such options were to be reduced by the amount of the Excess Dividend per ordinary share. In the event of a dividend distribution other than in the ordinary course of business, the exercise price of outstanding options shall be reduced by an amount which the Board of Directors considers such distribution will have or will be likely to have on the trading price of the ordinary shares.

-
Cashless exercise:  Options granted on or after February 23, 2009 (the date of the amendment to the 2004 Plan under which the cashless exercise mechanism was adopted), may only be exercised on a cashless basis, and the Board of Directors may require holders to so exercise their vested options during a fixed period.  (Holders of options granted before February 23, 2009, may choose between cashless exercise and the regular option exercise procedure).  In accordance with such cashless exercise, the option holder would receive from the Company, without payment of the exercise price, only the number of shares whose aggregate market value equals the economic gain which the option holder would have realized by selling all the shares purchased at their market price, net of the option exercise price. The exercise price of the options is based on the fair market value of the Company’s shares at the time of grant, defined as of any date as the average of the closing sale price of ordinary shares published by the Tel-Aviv Stock Exchange during the immediately preceding 30 trading days.

-
Effect of employee termination: In the event that an option holder’s employment with or service to the Company is terminated by the Company because of his willful and continued failure to perform his duties and obligations to the Company or his willful engaging in misconduct injurious to the Company such that, in each case, the actions or omissions of the option holder are sufficient to deny the option holder severance payment under the Israeli Severance Payment Law, 1963, his options will expire upon termination of employment or service.

If an option holder’s employment with or service to the Company is terminated by the Company for any other reason other than those specified above, he may exercise his vested options during a period, which was amended in 2012, to be one year from the termination of employment or service of the option holder. Options granted to such option holders that were not vested at the time of termination of employment or service, shall expire at the time of termination.

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

-
Administration of the 2004 Plan:  The 2004 Plan is administered by the compensation committee of the Board of Directors. Subject to the restrictions of the Companies Law, the compensation committee is authorized, among other things, to exercise all the powers and authorities, either specifically granted to it under the 2004 Plan or necessary or advisable for the administration of the 2004 Plan.  The Board of Directors may resolve to alter or amend the 2004 Plan in any respect, subject to other sections of the 2004 Plan, applicable law and the rules and regulations of any stock exchange applicable from time to time to the Company, by reason of their applicability to its shareholders or otherwise. The Company's Board of Directors may, at any time and from time to time, terminate the 2004 Plan in any respect, subject to any applicable approvals or consents that may be otherwise required by law, regulation or agreement, including by reason of their applicability to the shareholders or otherwise, and provided that no termination of the 2004 Plan shall adversely affect the terms of any option which has already been granted.

6E.1b      Option Grant Information

Through December 31, 2012, 19,395,615 options have been granted to the Company’s senior officers and employees pursuant to the 2004 Plan. Of these:

-	5,628,113 options have been exercised,

-	5,963,912 options have been forfeited and 279,842 options have expired (options that have been forfeited or that have expired are available for subsequent grants), and

-	7,523,748 options remain outstanding, of which 3,723,702 are vested and exercisable

As of December 31, 2012,  756,139 options of the 2004 Plan remained ungranted.

In 2012, 1,795,340 share options were granted to senior officers and managers of the Company and its subsidiary, following the approval of the Company’s Board of Directors, compared to 2,977,275 share options granted during 2011.

For further information regarding the 2004 Plan, see Note 21b to the consolidated financial statements included in this annual report.

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.          Major Shareholders

The following table sets forth certain information as of February 28, 2013, with respect to each person whom we believe to be the beneficial owner of 5% or more of our ordinary shares. Except where otherwise indicated, we believe, based on information furnished to us by the principal shareholders, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares. None of our major shareholders has any different voting rights than any other shareholder. See “Item 10B.3 Rights Attached to Shares”.

Name	Shares beneficially owned	Issued Shares (1)%	Issued and Outstanding Shares (1)%
S.B. Israel Telecom Ltd.(2)	48,050,000	30.01	30.87

Scailex Corporation Ltd., together with Suny Electronics Ltd. (3)	26,648,719	16.64	17.12

Phoenix-Excellence Group (4)	8,749,342	5.47	5.62

Treasury shares (5)	4,467,990	2.79	–

Public (6)	72,197,647	45.09	46.39

Total	160,113,698	100.00	100.00

(1)
As shown above and used throughout this annual report, the term “Issued and Outstanding Shares” does not include any treasury shares held by the Company. Treasury shares, which are included in “Issued Shares”, have no voting, dividend or other rights under the Israeli Companies Law, as long as they are held by the Company (“dormant shares”).

(2)
S.B. Israel Telecom, an affiliate of Saban Capital Group, a private investment firm, based in Los Angeles, California, specializing in the media, entertainment and communications industries held on February 28, 2013, approximately 30.87%. of our Issued and Outstanding shares and voting rights. S.B.Israel Telecom also purchased from Scailex 2,983,333 ordinary shares representing another, approximately 1.91% of our Issued and Outstanding shares and voting rights, which shares are to be transferred by Scailex to S.B. Israel Telecom free and clear of any lien on one or more future deferred closing dates, subject to the conditions set forth in the share purchase agreement entered into between Scailex and S.B. Israel Telecom. See "Item 3D.3a - 30.87% of our issued and outstanding shares and voting rights were acquired in January 2013 and are held by our largest shareholder, who has entered into a shareholders’ agreement with our second largest shareholder, whose holdings, when aggregated with those of its parent company, amount to 17.12% of our issued and outstanding shares and voting rights." Scailex retained the entitlement to dividends in respect of the 44,850,000 Ordinary Shares transferred to S.B. Israel Telecom Ltd. at closing (representing approximately 28.82% of our issued and outstanding shares) out of the amount of distributable profits accrued as of December 31, 2012, up to an aggregate amount of approximately NIS 115,000,000.

(3)
Scailex, an Israeli corporation listed on the Tel Aviv Stock Exchange, held on February 28, 2013, , approximately 15.72% of our Issued and Outstanding shares and voting rights. Scailex is a majority owned subsidiary of Suny Electronics Ltd. ("Suny"), an Israeli corporation listed on the Tel Aviv Stock Exchange which is indirectly controlled by Mr. Ilan Ben-Dov. Suny held 1.40% of our Issued and Outstanding shares and total voting rights as of such date. As a result of his indirect control of Scailex and Suny, Mr. Ilan Ben-Dov indirectly controlled 17.12% of our Issued and Outstanding shares and total voting rights as of February 28, 2013.  Scailex retained the entitlement to dividends in respect of the 44,850,000 Ordinary Shares transferred to S.B. Israel Telecom Ltd. at closing (representing approximately 28.82% of our issued and outstanding shares) out of the amount of distributable profits accrued as of December 31, 2012, up to an aggregate amount of approximately NIS 115,000,000.

(4)
Phoenix Holdings Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange ("Phoenix") holds shares in the Company directly as well as through its wholly owned subsidiaries. Excellence Investments Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange ("Excellence"), which is controlled by Phoenix, holds shares in the Company directly as well as through other wholly-owned subsidiaries (Phoenix, Excellence and their subsidiaries collectively, the "Phoenix-Excellence Group"). 1,935,000 shares of the 8,806,309 shares held by the Phoenix-Excellence Group, representing approximately 1.24% of our Issued and Outstanding shares and total voting rights, are registered in the Company's Shareholders Register as part of the shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes

(5)	Treasury shares do not have a right to dividends or to vote.

(6)
The shares under “Public” include 3,080,457 shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes. These shares, together with 2,173,126 shares held by Suny, 869,129 shares held by Scailex and 1,935,000 shares held by the Phoenix-Excellence Group, represent 5.03% of our issued shares (approximately 5.18% of the Issued and Outstanding Shares). Under the terms of our mobile telephone license, the Israeli founding shareholders from among our founding shareholders and their approved substitutes must hold at least 5% of our issued and outstanding share capital and of each of our means of control. The founding shareholders  must meet the requirements of “Israeli entities” which are defined as individuals who are citizens and residents of Israel and entities formed in Israel and controlled, directly or indirectly, by individuals who are citizens and residents of Israel, provided that indirect control is only through entities formed in Israel, unless otherwise approved by the Minister of Communications.

As of January 31, 2013, to the best of the Company’s knowledge, none of our directors and senior management held more than 1% of our outstanding ordinary shares; their holdings have been included under “Public” in the table above. For information regarding options held by our senior management to purchase ordinary shares, see “Item 6E Share Ownership”.

We are not aware of any arrangements that might result in a change in control of our Company. See however, “Item 3D.3a - 30.87% of our issued and outstanding shares and voting rights were acquired in January 2013 and are held by our largest shareholder, who has entered into a shareholders’ agreement with our second largest shareholder, whose holdings, when aggregated with those of its parent company, amount to 17.12% of our issued and outstanding shares and voting rights. "

7A.1           Principal Shareholders

On January 29, 2013, approximately 30.87% of our issued and outstanding shares were purchased by S.B. Israel Telecom Ltd., which is an affiliate of Saban Capital Group. S.B. Israel Telecom purchased shares representing (i) approximately 28.82% of our issued and outstanding shares from Scailex, and (ii) approximately 2.06% of our issued and outstanding shares from Leumi Partners Ltd., a company wholly owned by Bank Leumi le-Israel B.M.   S.B. Israel Telecom’s total holdings thus amount to approximately 30.87% of our issued and outstanding shares and voting rights, and Scailex’s holdings, when aggregated with those of its parent company, Suny, amount to 17.12% of our issued and outstanding shares and voting rights. S.B. Israel Telecom also purchased from Scailex, on January 29, 2013, 2,983,333 ordinary shares of the Company representing another 1.91% of our issued and outstanding shares and voting rights, which shares are to be transferred by Scailex to S.B. Israel Telecom free and clear of any lien on one or more future deferred closing dates, subject to the conditions set forth in the share purchase agreement entered into between Scailex and S.B. Israel Telecom.

As our largest shareholders, and by giving effect to the shareholders’ agreement described below, S.B. Israel Telecom and Scailex have the ability to significantly influence our business through their ability to substantially control all actions that require majority approval by the shareholders and through their majority representation on our board of directors. See "Item 3D.3a - 30.87% of our issued and outstanding shares and voting rights were acquired in January 2013 and are held by our largest shareholder, who has entered into a shareholders’ agreement with our second largest shareholder, whose holdings, when aggregated with those of its parent company, amount to 17.12% of our issued and outstanding shares and voting rights."

Neither S.B. Israel Telecom not Scailex is obligated, however, to provide us with financial support or to exercise its rights as a shareholder in our best interests or in the best interests of our minority shareholders and noteholders, and each of our two largest shareholders may engage in activities that conflict with such interests. If the interests of either of our two largest shareholders conflict with the interests of our other shareholders and noteholders, those shareholders and noteholders could be disadvantaged by the actions that this shareholder chooses to pursue. In addition, our two largest shareholders may cause our business to pursue strategic objectives that may conflict with the interests of our other shareholders and noteholders.

7A.2           Shareholders’ Agreement Between the Two Principal Shareholders

Pursuant to a Schedule 13D filed by S.B. Israel Telecom and certain of its affiliates on January 29, 2013, with the United States Securities and Exchange Commission:

On January 29, 2013, S.B. Israel Telecom and Scailex entered into a shareholders’ agreement with respect to their holdings of Ordinary Shares, regulating their mutual agreement relative to the Company (the “Shareholders’ Agreement”). Subject to applicable law, under the Shareholders’ Agreement, S.B. Israel Telecom and Scailex have agreed to hold a preliminary meeting to coordinate a uniform vote in advance of each shareholders’ meeting of the Company. This voting arrangement will apply so long as S.B. Israel Telecom and its affiliates hold more Ordinary Shares than Scailex, its affiliates and any third party to whom Scailex sells 5% or more of the outstanding Ordinary Shares, and which shall be joined to the Shareholders’ Agreement (each, a “Joining Third Party”). Decisions pursuant to the Shareholders’ Agreement shall be made by a simple majority of the voting rights in the Company held by S.B. Israel, Scailex, their respective affiliates and any Joining Third Parties. Pursuant to the Shareholders’ Agreement, the parties have agreed to vote in favor of the following items:

a.
the appointment of members to the Company’s board of directors in accordance with the composition specified in the Shareholders’ Agreement which provides, among other things, for the majority of the members of the board of directors to be candidates recommended by S.B. Israel Telecom;

b.	the execution of amendments to the Company’s Articles of Association described in the Shareholders’ Agreement;
c.	the approval of management agreements between S.B. Israel Telecom and/or its affiliates, on the one hand, and the Company, on the other hand;
d.
the approval of a registration rights agreement among the Company, S.B. Israel Telecom and Scailex, pursuant to which S.B. Israel Telecom and Scailex will be entitled to demand particular rights from the Company with respect to the registration of securities of the Company under applicable U.S. securities laws;

e.	the approval of run-off insurance for certain officers of the Company; and
f.	the approval of a release, indemnity and insurance for certain officers of the Company.

In addition, pursuant to the Shareholders’ Agreement, the parties have agreed to vote against the adoption of any resolution or material amendment thereto not discussed at the relevant preliminary meeting.

The Shareholders’ Agreement further provides that so long as Scailex and its affiliates cumulatively hold at least 10% of the Company’s outstanding shares, subject to applicable law, S.B. Israel Telecom and its affiliates will not be allowed to approve any of the following actions during the Company’s general meeting without receipt of Scailex’s written consent:

a.
a material change in the Company’s line of business, or entry into a material new line of business, provided, however, that engaging in or entering into any line of business in the telecommunications or media fields would not be deemed a change in the current line of business of the Company or entering into any material new businesses;

b.	a merger of the Company with a communications service-provider, or the acquisition thereof by the Company, in a transaction valued in excess of US$250 million;
c.	the initiation of liquidation or dissolution proceedings, or a stay of proceedings or a creditors’ arrangement;
d.
transactions with interested parties, apart from the management agreements, a purchase of Ordinary Shares within the scope of a rights offering of the Company, the pro-rata receipt of dividends or distributions or a new registration rights agreement;

e.
a change in the Company’s share capital that has a material and disproportionate adverse impact on the rights attached to the Ordinary Shares held by Scailex, or the issuance of a class of shares (or similar security) senior to the Ordinary Shares;

f.	voluntary delisting of the Ordinary Shares from the Tel-Aviv Stock Exchange Ltd.; and
g.
amendments to the Company’s Articles of Association that have a material and disproportionate adverse impact on Scailex’s rights (provided that changing the majority vote required for the approval of a certain action would not be deemed to materially adversely affect Scailex’s rights in a disproportionate manner).

Pursuant to the Shareholders’ Agreement, S.B. Israel Telecom and Scailex have also agreed to vote their respective Ordinary Shares (including at an annual or special meeting of the Company’s shareholders) and to take all necessary actions to ensure that the composition of the Company’s board of directors will be as follows: (a) the majority of the members of the board of directors will be candidates recommended by S.B. Israel Telecom; (b) the number of members of the board of directors who will be candidates recommended by Scailex will be determined according to the percentage holdings of the Company’s share capital by Scailex and its affiliates, as follows: two members, if Scailex and its affiliates hold at least 10%; one member, if Scailex and its affiliates hold at least 5% but less than 10%; provided that the composition of the Company’s board of directors as stated above in sub-clauses (a) and (b) will not derogate from Scailex’s right to be involved in the appointment of an “Israeli director” of the Company by the Company’s shareholders that are classified as “Israeli founding shareholders”. In addition, subject to applicable law, so long as Scailex is entitled to appoint at least one director, at least one director recommended by Scailex will be appointed as a member of each of the committees of the Company’s board of directors. The Shareholders’ Agreement also provides that the chairman of the Company’s board of directors will be elected by a majority of the board members and will not have a casting vote. The provisions described in this paragraph will be rescinded on the date that Scailex and its affiliates own more Ordinary Shares than S.B. Israel Telecom and its affiliates.

Under the terms of the Shareholders’ Agreement, Scailex is prohibited from transferring any Ordinary Shares held by Scailex and its affiliates, other than in accordance with the provisions of the Shareholders’ Agreement. Pursuant to the Shareholders’ Agreement, S.B. Israel Telecom will have a right of first offer in the event that Scailex or any of its affiliates seeks to transfer to a third party 5% or more of the issued and outstanding Ordinary Shares of the Company, and if S.B. Israel Telecom does not exercise its right of first offer, it will have a right to match with respect to the offered Ordinary Shares in the event an offer from a third party is made, at a price per share which is less than 108% of the price per share previously offered to S.B. Israel Telecom all subject to the terms and conditions set forth in the Shareholders’ Agreement. The above right of first offer and right to match will not apply in connection with: (a) a distribution “in blocks” of Ordinary Shares in the public market; (b) a sale of Ordinary Shares in the public market; (c) a transfer of Ordinary Shares to a party controlled by Scailex (and which will join Scailex as a party to the Shareholders’ Agreement); (d) a pledge of Ordinary Shares in connection with the assumption of a debt and/or in connection with a guarantee given in favor of an affiliate of Scailex; or (e) any sale to a third party by Scailex or any of its affiliates of less than 5% of the issued and outstanding Ordinary Shares of the Company during a consecutive 12-month period.

The Shareholders’ Agreement may be terminated by S.B. Israel Telecom in the event of a change in control or insolvency event in respect of Scailex, and may be terminated by Scailex, based on reasonable considerations, in the event of a change in control or insolvency event in respect of S.B. Israel Telecom. The Shareholders’ Agreement will terminate automatically in the event that either Scailex and its affiliates or S.B. Israel Telecom and its affiliates cumulatively hold less than 5% of the Company’s share capital. In addition, the Shareholders’ Agreement may be terminated by Scailex or S.B. Israel Telecom in the event that Scailex and its affiliates hold more Ordinary Shares than S.B. Israel Telecom and its affiliates.

7A.3           Termination of Bank Leumi Ltd. Minority Rights under its Agreement with Scailex.

In August 2009, in connection with its anticipated acquisition of approximately  51.3% of our issued and outstanding shares and voting rights, Scailex announced that it had entered into an agreement  with Bank Leumi (the “Leumi Sales Agreement”), according to which Bank Leumi, or a company on its behalf, would purchase from Scailex 7,677,037 shares of the Company, representing 4.99% of the Company’s Issued and Outstanding shares.  The shares were ultimately purchased by Leumi Partners. The shares to be sold to Bank Leumi would be part of the 78,940,104 shares of the Company subject to Scailex’s share purchase agreement announced by Scailex on August 13, 2009. Scailex announced the closing of the Leumi Sales Agreement on October 28, 2009.

According to Scailex’s announcement, the Leumi Sales Agreement included customary rights for the protection of minority shareholders, and provided Bank Leumi with a “tag along” right in the event Scailex sold its interest in the Company in a manner that would cause Scailex to lose control of the Company. In addition, for as long as Bank Leumi held at least 4,230,832 of the Company shares it purchased from Scailex, Scailex was required to use its voting power in the Company to cause the election of at least one director recommended by Bank Leumi.

In addition, the announcement stated that Bank Leumi had a veto right according to which, as long as it held the Company shares described above, the following matters could not be proposed to the Company’s Board of Directors or shareholders (subject to applicable law), without Bank Leumi’s prior written approval: (i) dissolution, split, or reorganization of the Company; (ii) a merger of the Company other than on market conditions; (iii) a material change in the Company’s business; (iv) activities that could cause the Company’s shares to be delisted from trading on either the Tel Aviv Stock Exchange or NASDAQ; (v) the allocation or private issuance of shares and/or options and/or convertible securities in Scailex an amount that exceeds one percent of the Company’s issued and outstanding share capital (excluding options allocated to its employees and only after Bank Leumi has been consulted); and (vi) the appointment of an external auditor to the Company which is not one of the five largest accounting firms.

The Company was informed that on January 23, 2013, in connection with the sale of a portion of Scailex's shares to S.B. Israel Telecom, Leumi Partners and S.B. Israel Telecom entered into a share purchase agreement, pursuant to which S.B. Israel Telecom agreed to purchase from Leumi Partners 3,200,000 ordinary shares of the Company. According to the share purchase agreement, Leumi Partners' minority shareholder rights described above were to terminate as of the closing of the transaction. The Company was informed that the transaction was completed concurrently with the closing of the share sale transaction between Scailex and S.B. Israel Telecom on January 29, 2013.

7A.4           Other

On January 31, 2013, 15,222,612 ADSs (equivalent to 15,222,612 ordinary shares) or approximately 9.78% of our total Issued and Outstanding ordinary shares, were held of record by 66 registered holders in the United States. There were 7 registered  holder accounts of the 66 with registered addresses outside of the United States.  Certain accounts of record with registered addresses other than in the United States may hold our ordinary shares, in whole or in part, beneficially for United States persons. We are aware that many ADSs and ordinary shares are held of record by brokers and other nominees and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs and ordinary shares, or the number of ADSs and ordinary shares beneficially held by such persons.

7B.          Related Party Transactions

7B.1        Relationship Agreement

Our Israeli founding shareholders are parties to a Relationship Agreement with S.B. Israel Telecom and Scailex in relation to its direct holdings of our shares and the rights associated with such holdings. See Exhibit 4.(a).1.1 incorporated by reference in this annual report and Exhibit 4.(a).1.2.

License Conditions: Required Minimum Israeli and Founding Shareholder Percentages

The parties to the Relationship Agreement have agreed that they shall at all times comply with the terms of our license requiring that our founding shareholders or their approved substitutes hold in aggregate at least 26% of our means of control, and that our Israeli founding shareholders or their approved substitutes (from among the founding shareholders and their approved substitutes) hold at least 5% of our means of control. See “Item 4B.14e Our Mobile Telephone License.”

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

7B.2           Transactions With Scailex

Samsung Products Agreement

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

In May 2011, our annual meeting on shareholders approved an amendment to the Samsung Products Agreement which was approved by our audit committee and Board of Directors (the "Amended Samsung Products Agreement”) according to which: (a) the total volume of the transactions between Scailex and Partner during each calendar year shall not exceed NIS 550 million (excluding VAT) and in addition shall not exceed 40% of the total cost of the Products purchased by Partner in a calendar year; (b) if an auditor agreed upon by both parties should confirm that the Annual Gross Profit Margin of any group of products exceeds Scailex’s Average Gross Profit Margin, from the same group of Products with any entity in which Scailex is not an interested party therein, Scailex shall credit the difference to us and (3) the term of the  Amended Samsung Products Agreement is for a period of two years ending on December 31, 2012.

In January 2013, our audit committee and Board of Directors approved an extension to the Amended Samsung Products Agreement for an additional period of two years commencing retroactively on January 1, 2013, under the same terms and conditions including that the annual purchasing volumes from Scailex shall remain unchanged. The Amended Samsung Products Agreement is subject to the approval of our shareholders.

7B.3           Registration Rights

We have entered into a registration rights agreement with Scailex, our then principal shareholder (since October 28, 2009 and until January 29, 2013), in which we granted Scailex the right to require us to register ordinary shares held by them under the US Securities Act and to freely dispose of their shares in the U.S. public market (the "RRA"). We have agreed that, upon request from Scailex, we will file a registration statement under the US Securities Act to register ordinary shares held by them, subject to a maximum of one request in any 6-month period and to certain other limitations. There is no limit to the number of registrations that can be requested under the RRA. The minimum amount of shares that must be included in any registration requested under the RRA is 2.65% of our outstanding shares. We have also granted Scailex the right to include their ordinary shares in any registration statement covering offerings of ordinary shares by us. The registration rights agreement will terminate upon the earlier of October 27, 2014 (five years from the date that Scailex became our principal shareholder) and such time as the holder can sell its ordinary shares into the United States public market pursuant to an exemption from the registration requirements of the Securities Act without regard to holding period, volume or manner-of-sale limitations.

7C.          Interests of Experts and Counsel

Not applicable.

ITEM 8.                     FINANCIAL INFORMATION

8A.          Consolidated Financial Statements and Other Financial Information

Audited financial statements for the three fiscal years ended December 31, 2012, are included under “Item 18. Financial Statements.”

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

We have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure and consumer claims regarding, for example, our tariff plans and billing methods, which may result in civil liabilities or criminal penalties against us or our officers and directors. Plaintiffs in some of these proceedings are seeking certification as class actions. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of counsel and on the Company’s estimate of the probable settlements amount that are expected to be incurred, if such a settlement will be agreed by both parties. See “Item 3D.2m We are exposed to, and currently engaged in, a variety of legal proceedings, including requests to approve lawsuits as class actions related primarily to our network infrastructure and consumer claims.” for a description of the main litigations and proceedings in which we are currently or have been involved, including a shareholder’s derivative suit against current and past directors. See also Note 20 to the consolidated financial statements for a description of our principal litigation and proceedings of which we are currently aware.

The twelve litigations described below involve claims for which requests for certification  as class actions were filed and which specify an amount of damages.

1.
On April 12, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charges its subscribers for certain content services without their consent. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 343 million. On December 18, 2011, the parties filed a request to approve a settlement agreement. Following the courts' remarks, the parties were instructed to file a revised agreement, which was filed on March 18, 2012. Following further remarks by the court, the parties filed a revised agreement on September 28, 2012. The Company has accrued in the financial statements an amount to settle this claim based on the proposed agreement.

2.
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

3.
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

4.
On February 1, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company did not comply with the requirements set by the Israeli Communications Law (telecommunications and broadcast) (amendment 40), 2008, regarding transmission of advertisements through telecommunication means (also known as "the spam law"). If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 560 million. On February 13, 2013, the parties filed a revised request to approve a settlement agreement that is subject to the court's approval. The Company has accrued in the financial statements an amount to settle this claim based on the proposed agreement.

5.
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

7.
In February 7, 2012, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company misled its customers by misrepresenting to them the balance of unused minutes of the package of minutes, while in fact it charged them for minutes that exceeded the package. If the claim is recognized as a class action the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 475 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

8.
On May 13, 2012, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company does not grant its customers monetary refunds for cellular handsets that were purchased from the Company, starting from the first month after the purchase, as alleged that they are entitled to, and thereby breaches the Israeli Consumer Protection Law and profits unlawfully. If the claim is recognized as a class action the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 235 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

9.
On September 19, 2012, a lawsuit and a motion to certify the lawsuit as a class action were filed against the Company and another cellular operator.  The claim alleges that the Company limited and/or blocked the tethering function that allows smartphone handsets to be used as a wireless router for other handsets not in accordance with the Telecommunications Law. If the claim is recognized as a class action the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 8,089 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

10.
On October 16, 2012 a claim and a motion to certify the claim as a class action was filed against the Company. The claim alleges that the Company unlawfully charges the Company's Pre-Paid subscribers for services of various content providers. If the claim is recognized as a class action the total amount claimed against the Company is estimated by the plaintiffs to be approximately NIS 700 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

11.
During 2008, several claims and motions to certify the claims as class actions were filed with various District Courts in Israel against several international telephony companies including 012. The plaintiffs allege that with respect to prepaid calling card services the defendants mislead the consumers in certain issues, charged consumers in excess, and formed a cartel that arranged and raised the prices of calling cards. On September 25, 2008 the Court decided to hear all the aforementioned suits and four other claims in which the 012 is not a party, but involve similar issues as the present claim, in the same proceeding. On December 9, 2008 the Court approved a motion to amend the actions and requests of all the unified claims. On January 1, 2009 the unified and amended suit and request were filed in place of the original suits and requests (in this section: "the Amended Suit" and "the Amended Request"). In the event of certification of the Suit and the Amended Suit as class actions the total amount claimed against 012 is NIS 354 million. Plaintiffs claim additional damages, which are not estimated, with respect to unsuccessful attempts to make calls utilizing the cards. On November 3, 2010, the court granted the plaintiff's request and certified the suit as a class action against all of the defendants. On December 13, 2010, 012 Smile filed a Motion with the Supreme Court for leave to appeal on the district court's decision granting class action certification. On April 14, 2011, the Supreme Court recommended that the parties turn to a mediation route. On May 10, 2012, the parties signed a settlement agreement regarding the Amended Request and regarding an additional suit, dealing with similar issues. On March 11, 2013, the parties signed a revised settlement agreement.

12.
On February 15, 2012, a claim and a motion to certify the claim as a class action were filed against 012 Smile and other telecommunication operators (the "defendants"). The claim alleges that the defendants misled the purchasers of prepaid calling cards designated for international calls with respect to certain bonus minutes. The total amount claimed against 012 (and against each of the other defendants) if the claim is recognized as a class action is estimated by the plaintiff to be NIS 2.7 billion. On May 10, 2012, the parties signed a settlement agreement regarding the Amended Request and regarding an additional suit, dealing with similar issues. On March 11, 2013, the parties signed a revised settlement agreement.

The litigations described below involve claims for which requests for certification as class actions were filed and which do not claim any specific amount of damages.

Based on its best judgment of the merits or lack thereof of the three class actions described below, the likely range of damages which may be involved, and any provisions made in respect thereof in the Company’s balance sheet, the Company does not currently believe that the outcome of these class actions, individually or in the aggregate, will have a material negative effect on its financial situation.

1.
On July 14, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner is breaching its contractual and/or legal obligation and/or is acting negligently by charging V.A.T for roaming services that are consumed abroad.  If the claim is recognized as a class action, the plaintiff demands to return the total amount of  V.A.T that was charged by Partner  for roaming services that were consumed abroad The plaintiff also pursues an injunction that will order Partner to stop charging VA.T for roaming services that are consumed abroad. The claim is still in the preliminary stage of the motion to certify it as a class action.

2.
On July 14, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that during the period between September 3, 2007 and December 31, 2008, Partner charged some of its subscribers for a time unit which is longer than 12 seconds while this charge was inconsistent with Partner's license. The total amount claimed from Partner is estimated by the plaintiffs to be more than the minimum amount for the authority of the District Court in Israel, which is NIS 2.5 million. On September 6, 2012, the court certified the claim as a class action. In light of the fact that Partner has already credited the relevant customers, Partner does not anticipate that it will be required to pay any additional amounts to the said customers

3.
On August 21, 2011, a claim and a motion to certify the claim as a class action were filed against the Company and two other cellular operators. The claim alleges that Partner charges its customers for calls executed abroad by rounding up the actual duration of the call based on an interval that differs from that set out in its licenses. If the claim is recognized as a class action, the total amount claimed from Partner is estimated by the plaintiff to be at least the amount within the authority of the District Court in Israel, which is NIS 2.5 million. On September 6, 2012, the court dismissed the claim and the request. On November 1, the plaintiff submitted an appeal to the Supreme Court in Jerusalem.

With respect to the following three claims, we have begun to assess the risk involved for the Company but at this stage in our analysis, we are not yet in a position to form a judgment.

4.
On July 31, 2012, a claim and a motion to certify the claim as a class action were filed against 012 Smile to the Central District Court in Israel. The claim alleges that 012 Smile's advertisements regarding certain tariffs did not include correct and complete information as to possible additional tariffs charged of third parties. As the plaintiff has not yet determined the size of the group, the estimated amount of the entire claim is not yet known.

5.
On August 8, 2012, a claim and a motion to certify the claim as a class action were filed against 012 Smile and another Internet Service Provider to the Central District Court in Israel. The claim alleges that the defendants breached certain provisions of their licenses by not offering their services at a unified tariff to all customers. The total amount claimed against 012 Smile if the lawsuit is recognized as a class action was not stated by the plaintiff.

6.
On December 24, 2012, a claim and a motion to certify the claim as a class action were filed against 012 Smile to the District Court in Haifa, Israel. The claim alleges that 012 Smile breached certain provisions of its licenses and the Consumer Protection Law by enabling a third party the use of automated dialers for  marketing and billing purposes over 012 telecom services.  As the plaintiff has not yet determined the size of the group, the estimated amount of the entire claim is not yet known.

During 2012, four criminal proceedings were brought against us concerning the erection of network sites without building permits. As of December 31, 2012, 4 criminal proceedings were pending against us concerning the erection of network sites without building permits, one of which was pending against our officers and directors. We are currently negotiating with the relevant local authorities to reach a settlement regarding the relocation of affected sites or obtaining building permits for those sites. The total amount of fines paid in 2012 was approximately NIS 405,000. Settlements of previous criminal proceedings brought against us resulted in Partner, but not its officers or directors, admitting guilt and paying a fine, and also resulted in the imposition of demolition orders for the relevant sites, the execution of which have been stayed for a period of time to allow us to obtain the necessary permits or to relocate the relevant network site.

8A.2           Dividend Distribution Policy

Our Articles of Association allow for our Board of Directors to approve all future dividend distributions, without the need for shareholder approval, subject to the provisions governing dividends under the Companies Law. We first paid a dividend to our shareholders for the year 2005. See “Item 5B.3 Total Net Financial Debt – Dividend payments”

On February 22, 2010, the District Court approved the application submitted by the Company to approve a distribution in the total amount of NIS 1.4 billion (exceeding the surpluses for distribution) to the Company’s shareholders (“the capital reduction”). Following the District Court’s approval a total amount of approximately NIS 1.4 billion or NIS 9.04 per share was paid on March 18, 2010, to shareholders and ADS holders of record on March 7, 2010, which resulted in a reduction in shareholders’ equity by an equal amount. See "Item 5A.1e Capital Reduction".

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

The Board of Directors resolved on September 19, 2012, to cancel the existing dividend policy for 2012, and to assess dividend distributions (and their scope) from time to time, by reference to, inter alia, the Company's cash flow, profitability, debt level, debt coverage ratios and the business environment in general. See “Item 3D.2t We have changed our dividend policy for 2012, and going forward, we will assess dividend distributions from time to time on the basis of various factors.” for risks relating to future payments of dividends.

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

8B.         Significant Changes

No significant change has occurred since December 31, 2012, except as otherwise disclosed in this annual report. See also “Item 5D.2 Outlook”.

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

	NASDAQ		Tel Aviv Stock Exchange
	($ per ADS)		(NIS per ordinary share)
	High	Low	High	Low

2008	24.62	15.15	85.48	58.40

2009	20.46	13.46	77.20	57.30

2010	24.13	15.17	94.29	59.00

2011	20.62	8.63	74.00	32.92
First Quarter	20.62	17.93	74.00	65.05
Second Quarter	19.42	14.76	67.70	51.30
Third Quarter	16.01	9.34	54.50	35.30
Fourth Quarter	12.47	8.63	44.00	32.92

2012
First Quarter	9.23	7.12	35.35	26.78
Second Quarter	7.64	3.85	28.45	15.50
Third Quarter	5.45	3.12	21.13	12.37
Fourth Quarter	6.52	5.06	25.47	19.86

September 2012	5.45	4.37	21.13	16.95
October 2012	6.18	5.06	23.40	19.86
November 2012	6.50	5.51	24.65	21.92
December 2012	6.52	5.45	25.47	21.44
January 2013	6.27	5.49	23.26	20.44
February 2013	5.77	5.46	21.51	20.56
March 2013 (through March 15)	6.05	5.46	21.64	20.30

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

10B.2         The Powers of the Directors

The power of our directors to vote on a proposal, arrangement or contract in which the director is materially interested is limited by the relevant provisions of the Companies Law and our Articles of Association. In addition, the power of our directors to vote compensation to themselves or any members of their body, requires the approval of the compensation committee and the shareholders at a general meeting. Generally, the Annual Meeting of the Shareholders must be convened to elect directors and a shareholders meeting could terminate the term of office of directors. See also," 10B.3 Rights Attached to Shares". In addition, our Articles of Association provide that, in certain circumstances relating to our compliance with the license, our Board of Directors may remove any director from the Board of Directors by a resolution passed by 75% or more of the directors present and voting at the relevant meeting. See also "6C Board Practices".

10B.3         Rights Attached to Shares

Our registered share capital consists of a single class of 235 million ordinary shares, par value NIS 0.01 per share, of which 160,113,698 ordinary shares were issued and 155,645,708 were issued and outstanding as of December 31, 2012, and February 28, 2013 . See "Item 7A.1 Principal Shareholders". All outstanding ordinary shares are validly issued and registered. The rights attached to our ordinary shares are described below.

Dividend Rights

Holders of ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The Board of Directors may propose and approve distribution of a dividend with respect to any fiscal year or quarter only out of profits, subject to the provisions of the Companies Law. See “Item 10E Taxation.”

Shares which are treated as dormant under our Articles of Association retain the rights to receive dividends or other distributions to shareholders, and to participate in rights offerings, but no other rights. See “Item 4B.14e Our Mobile Telephone License– License Conditions”.

One year after a dividend has been declared and is still unclaimed, the Board of Directors is entitled to invest or utilize the unclaimed amount of the dividend in any manner to the benefit of the Company until it is claimed. We are not obligated to pay interest or linkage on an unclaimed dividend.

Voting Rights

Holders of issued and outstanding ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders either in person or by proxy. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital. In the event that a quorum is not present within thirty minutes of the scheduled time, the shareholders’ meeting will be adjourned to the same day of the following week, or the next business day thereafter, at the same time and place, or such time and place as the Board of Directors may determine. If at such reconvened meeting a quorum is not present after the lapsing of 30 minutes from  the time appointed for holding the meeting, one or more shareholders present in person or by proxy holding or representing in the aggregate at least 10% of the voting rights in us will generally constitute a quorum. Any shareholder seeking to vote at a general meeting of our shareholders must first notify us if any of the shareholder’s holdings in us requires the consent of the Ministry of Communications. The instructions of a shareholder will not be valid unless accompanied by a certification by the shareholder as to whether or not the shareholder’s holdings in us or the shareholder’s vote requires the consent of the Ministry of Communications due to a breach by the shareholder of the restrictions on transfer or acquisition of means of control, or provisions regarding cross-ownership with other mobile telephone operators or shareholdings or agreements which may reduce or harm competition. If the shareholder does not provide such certification, his instructions will be invalid and his vote not counted.

An ordinary resolution, such as a resolution for the election of directors, or the appointment of auditors, requires approval by the holders of a majority of the voting rights represented at the meeting, in person or by proxy, and voting thereon. Under our Articles of Association, resolutions such as a resolution amending our Memorandum or Articles of Association or approving any change in capitalization, liquidation, changes in the objectives of the company, or the name of the company, or other changes as specified in our Articles of Association, requires approval of a special majority, representing the holders of no less than 75% of the voting rights represented at the meeting, in person or by proxy, and voting thereon. At the next shareholders meeting, the Company will seek shareholder approval to amend the aforesaid special majority requirement for certain resolutions to an ordinary resolution.

Under our Articles of Association our directors are generally elected by an ordinary majority of the shareholders at each duly convened annual meeting, and serve until the next annual meeting, and our external directors are elected in accordance with applicable law and/or relevant stock exchange rules applicable to us; or until their respective successors are elected and qualified, whichever occurs first, or in the case of Israeli directors who are appointed by the founding Israeli shareholders, upon a written notice signed by at least two of the founding Israeli shareholders who are the record holders of at least 50% of minimum Israeli holding shares, addressed to the Company's company secretary indicating his or her appointment, until their respective successors are elected upon such notice. In each annual meeting the directors that were elected at the previous annual meeting are deemed to have resigned from their office, excluding an external director, who according to the Companies Law, is elected for a period of three years and the Israeli director whose appointment is terminated by a written notice by himself or by the founding Israeli shareholders. A resigning director may be reelected. Each ordinary share represents one vote. No director may be elected or removed on the basis of a vote by dormant shares. The ordinary shares do not have cumulative voting rights in the election of directors.

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

Rights in the Company’s Profits

Our shareholders have the rights to share in our profits distributed as a dividend and any other permitted distribution. See “Item 10B.3 Rights Attached to Shares–Dividend Rights.”

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

Limitations on Ownership and Control

Ownership and control of our ordinary shares are limited by the terms of our license and our Articles of Association. See “Item 4B4B.14e Our Mobile Telephone License –License Conditions” and “Revoking, limiting or altering our license.”

In order to comply with the conditions and restrictions imposed on us by the Ministry of Communications or under our license in relation to ownership or control over us, under certain events specified in our Articles of Association, the Board of Directors may determine that certain ordinary shares are dormant shares. According to our Articles of Association, dormant shares bear no rights as long as they are dormant shares, except for the right to receive dividends and other distributions to shareholders. Consequently, we have received an exemption from the requirement set out in NASDAQ’s Marketplace Rule 4351 that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the US Securities Exchange Act cannot be disparately reduced or restricted through any corporate action or issuance. In addition, the Board of Directors shall not register a person as a holder of a share before receipt of their declaration that they are not a "relevant person" as defined in our Articles of Association.

10B.4         Changing Rights Attached to Shares

According to our Articles of Association, in order to change the rights attached to any class of shares, the general meeting of the shareholders must adopt a resolution to change such rights by a special majority, representing at least 75% of the votes of shareholders participating and voting in the general meeting, and in case of changing the rights attached to certain class of shares, the approval by special majority of each class meeting, is required. At the next shareholders meeting, the Company will seek shareholder approval to amend the aforesaid special majority requirement for certain resolutions to an ordinary resolution.

10B.5         Annual and Extraordinary Meetings

The Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. Notice of a general meeting must be sent to each registered shareholder no later than five days after the record date set by the Board of Directors for that meeting, unless a different notice time is required under applicable law. An extraordinary meeting may be convened by the Board of Directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders holding in the aggregate at least 4.99% of our issued capital or as otherwise permitted by the Companies Law See “Item 10B.3 Rights Attached to Shares–Voting Rights.” At the next shareholders meeting, the Company will seek shareholder approval to amend the relevant section of our Articles of Association to state that any one or more shareholders, holding alone or together (i) at least 5% of the issued share capital of the Company and at least 1% of the voting rights of the Company; or (ii) at least 5% of the voting right of the Company, can seek to convene a shareholders meeting.

One or more shareholders holding alone or in the aggregate, 1% or more of the share capital of the Company may request that the Board of Directors include an issue on the agenda of a general meeting to be convened in the future. The Board of Directors shall incorporate such issue on the agenda of such a future general meeting, provided that the Board of Directors determines, in its discretion, such issue is suitable to be discussed in the general meeting of shareholders of the Company.

10B.6         Limitations on the Rights to Own Our Securities

For limitations on the rights to own our securities see “Item 4B.14e Our Mobile Telephone License – License Conditions,” “ – Our Permit Regarding Cross Ownership” and “Item 10B.3 Rights Attached to Shares – Limitations on Ownership and Control.”

10B.7         Limitations on Change in Control and Disclosure Duties

For limitations on change in control, see “Item 4B.14e Our Mobile Telephone License – License Conditions” and “– Our Permit Regarding Cross Ownership”.

10B.8         Changes in our Capital

Changes in our capital are subject to the approval of the shareholders at a general meeting by a special majority of 75% of the votes of shareholders participating and voting in the general meeting. At the next shareholders meeting, the Company will seek shareholder approval to amend the aforesaid special majority requirement for certain resolutions to an ordinary resolution.

10B.9         Our License Prevails in case of an Inconsistency

If any article of our Articles of Association is found to be inconsistent with the terms of our mobile telephone license granted by the Ministry of Communications (see “Item 4B.14e Our Mobile Telephone License”) or of any other telecommunications license we hold, the provisions of such Article shall be deemed null and void.

10C.       Material Contracts

Fixed-line transmission services. In April 2012, we signed a five- year agreement with Bezeq effective as of January 1, 2012 for the supply of transmission services for use in Partner's mobile network. The agreement replaces an earlier transmission agreement between the parties from 2008. The transmission services to be purchased in accordance with this agreement, together with the use of the Company's own transmission network, will allow Partner to meet all its transmission requirements, at an improved cost during the next five years. Partner's minimum annual commitment is NIS 55 million for the year 2012 and will gradually increase to NIS 71 million for the year 2016 due to the increase in the scope of the capacity to be purchased in accordance with the layout agreed upon by the parties.

i-Phone Agreement. Following the expiration of a previous agreement, in November 2012, we entered into a non-exclusive agreement with Apple Distribution International for the purchase and resale of iPhone handsets in Israel. Pursuant to the agreement, we agreed to purchase a minimum quantity of iPhone handsets per year, for a period of three years. These purchases will represent a significant portion of our expected handset purchases and sales over that period.

Samsung Product Agreement. On April 28, 2010, the shareholders of the Company approved and ratified a perennial agreement with Scailex, our principal shareholder as of October 28, 2009 (the “Samsung Products Agreement”), to purchase, from time to time, cellular handsets, accessories and spare parts manufactured by Samsung Electronics Ltd. that are imported to and marketed in Israel by Scailex (the “Products”). The Samsung Products Agreement also provides for repair services of such Products and additional commercial arrangements between Scailex and the Company regarding annual purchase volumes of the Products and annual gross profit-margin of Scailex from transactions with the Company as described below. See "Item 7B.2 Transactions With Scailex-Samsung Products Agreement".

Registration Rights Agreement. We have entered into a registration rights agreement with Scailex and S.B, Israel Telecom,  our principal shareholders, in which we granted our principal shareholders the right to require us to register ordinary shares held by them under the US Securities Act. See “Item 7B.3 Registration Rights ”.

Network upgrade and deployment of fourth generation network. On October 25, 2010, we entered into an agreement with LM Ericsson Israel Ltd. for the upgrade of our existing networks and the deployment of our fourth generation network in Israel until the end of 2014. The Company has the option to extend the agreement for additional periods of one year not exceeding a period of ten years. See “Item 5A.1d Agreement for the Upgrade of Our Existing Networks and the Deployment of Fourth Generation Network in Israel”.

Med Nautilus Agreement. We have an agreement with Med Nautilus for the provision of international capacity services through submarine infrastructure, which connects countries bordering the Mediterranean Sea to all major Western European countries and from there to the rest of the world until 2023 with an option to extend the agreement until 2027.

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

A relatively short time after the 2003 Tax Reform, the Israeli Parliament approved on July 25, 2005 an additional income tax reform legislation (the “2006 Tax Reform”) pursuant to the recommendations of a committee appointed by the Israeli Minister of Finance, which incorporated additional fundamental changes to Israeli tax law. The 2006 Tax Reform, inter alia, includes a gradual reduction of income tax rates for both individuals and corporations through 2010, and outlines a path towards uniformity in the taxation of interest, dividend and capital gains derived from securities. The Law for Changing the Tax Burden in Israel (the “ Tax Change Law”), which became effective on January 1, 2012, abolished the reduction of income tax rates for corporations and individuals and increased, inter alia, the corporate tax rate and the tax rates on individual’s dividend income.

Various issues related to the above legislations remain unclear in view of the legislative language utilized and the lack of authoritative interpretations at this stage. The analysis below is therefore based on our current understanding of the new legislation.

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income (including capital gain) at the rate of 25% for the 2012 tax year (24% in 2011). The “Tax Burden Distribution Law” Legislation Amendments (2011) that were published in December 2011, provides that the corporate tax rate will be 25% as of 2012 and thereof.

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

Tax on Capital Gains of Shareholders

•
General. Israeli law generally imposes a capital gains tax on the sale of capital assets by residents of Israel as defined for Israeli tax purposes, and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of our Shares by some of our shareholders (see discussion below). The Israeli Income Tax Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the CPI between the date of purchase and the date of sale. As of 2012,  the Real Gain accrued on the sale of our Shares and ADSs is generally taxed at a rate of 25% for corporations (24% in 2011) and a rate of up to 25%  for individuals (20% in 2011). Additionally, if such individual shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale (i.e. if such individual shareholder holds directly or indirectly, along with others, at least 10% of any means of control in the company, including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director), the tax rate will be up to 30% (25% in 2011).

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

Individuals

As of January 1, 2012, a shareholder will generally be subject to tax at up to 25% rate on realized real capital gain (if the shareholder is a Significant Shareholder, as defined above, the tax rate will be up to 30%). To the extent that the shareholder claims a deduction of financing expenses, the gain will be subject to tax at a rate of 30% (until otherwise stipulated in bylaws that may be published in the future).

Corporations

Shareholders which are corporations will be generally subject to tax at the corporate tax rate on the realized capital gain as described in "General Corporate Tax Structure" in Item 10E above, the corporate tax rate from 2012 and onwards is 25%.

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

Repatriation

Non-residents of Israel who acquire any of the Shares (including ADSs) of the Company will be able to repatriate dividends, liquidation distributions and the proceeds from the sale of such ADSs or ordinary shares in non-Israeli currencies at the rate of exchange prevailing at the time of repatriation provided that any applicable Israel income tax has been paid, or withheld, on such amounts. US holders should refer to the “United States Federal Income considerations” section below with respect to the US federal income tax treatment of foreign currency gain or loss.

The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential Israeli tax effects of holding of our shares. We recommend that shareholders consult their tax advisors concerning the Israeli and non-Israeli tax consequences to them of holding our shares.

Taxation of Residents of the United States under the US Treaty

Residents of the United States will generally be subject to withholding tax in Israel on dividends paid, if any, on Shares (including ADSs). Generally, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income (the “US Treaty”), the maximum rate of withholding tax on dividends paid to a holder of Shares (including ADSs) who is a resident of the United States (as defined in the US Treaty) will be 25%. Under the US Treaty, the withholding tax rate on dividends will be reduced to 12.5% if (i) the shareholder is a U.S. resident corporation which holds during the portion of the taxable year which precedes the date of payment of the dividend, and during the whole of its prior taxable year, at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and (ii) not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year consists of certain types of interest or dividends.

The US Treaty exempts from taxation in Israel any capital gains realized on the sale, exchange or other disposition of Shares (including ADSs) provided that the following cumulative conditions are met: (a) the seller is a resident of the United States for purposes of the US Treaty; (b) the seller owns, directly or indirectly, less than 10% of our voting stock at all times during the 12-month period preceding such sale, exchange or other disposition; (c) the seller, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (d) the capital gain from the sale was not generated through a permanent establishment of the seller in Israel.

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

United States Federal Income Tax Considerations

The following discussion is a summary of certain material US federal income tax considerations applicable to a US holder (as defined below) regarding the acquisition, ownership and disposition of ordinary shares or ADSs. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed US Treasury regulations, administrative pronouncements, rulings and judicial decisions as of the date of this annual report. All of these authorities are subject to change, possibly with retroactive effect, and to change or changes in interpretation. In addition, this summary does not discuss all aspects of US federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under US federal income tax law, including US expatriates, insurance companies, banks, regulated investment companies, securities broker-dealers, financial institutions, tax-exempt organizations, persons holding ordinary shares or ADSs as part of a straddle, hedging or conversion transaction, persons subject to the foreign tax credit splitting events rules, persons subject to the alternative minimum tax, persons who acquired their ordinary shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, persons having a functional currency other than the US dollar, persons owning (directly, indirectly or by attribution) 10% or more of our outstanding share capital or voting stock, and persons not holding the ordinary shares or ADSs as capital assets. This discussion also does not address the consequences of the Medicare tax on net investment income or any aspect of State, local or non-US tax law or any other aspect of US federal taxation other than income taxation.

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

If a partnership, or other entity or arrangement treated as a partnership for US federal income tax purposes, holds ordinary shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds ordinary shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of ordinary shares or ADSs.

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

US holders should review the summary above under “Israeli Considerations” and “Taxation–Taxation of Residents of the United States under the US Treaty” for a discussion of the Israeli taxes which may be applicable to them.

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

Certain US holders (including individuals) are eligible for reduced rates of US federal income tax (at a maximum rate of 20%) in respect of “qualified dividend income”. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet certain minimum holding period requirements and the non-US corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the US Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares and ADSs, should constitute qualified dividend income for US federal income tax purposes. We anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US holders. In computing foreign tax credit limitations, non-corporate US Holders may take into account only a portion of a qualified dividend to reflect the reduced US tax rate applicable to such dividend. Each individual US holder of ordinary shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

Sale, Exchange or Other Taxable Disposition

Upon the sale, exchange or other taxable disposition of ordinary shares or ADSs, a US holder generally will recognize capital gain or loss equal to the difference between the US dollar value of the amount realized on the sale, exchange or other taxable disposition and the US holder’s adjusted tax basis, determined in US dollars, in the ordinary shares or ADSs. Any gain or loss recognized upon the sale, exchange or other taxable disposition of the ordinary shares or ADSs will be treated as long-term capital gain or loss if, at the time of the sale, exchange or other taxable disposition, the holding period of the ordinary shares or ADSs exceeds one year. In the case of individual US holders, capital gains generally are subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses by a US holder is subject to significant limitations. US holders should consult their own tax advisors in this regard.

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

US holders who hold ordinary shares or ADSs through an Israeli stockbroker or other Israeli intermediary may be subject to an Israeli withholding tax on any capital gains recognized if the US holder does not obtain approval of an exemption from the Israeli Tax Authorities. See”- Israeli Tax Considerations” above. US holders are advised that any Israeli tax paid under circumstances in which an exemption from such tax was available will not give rise to a deduction or credit for foreign taxes paid for US federal income tax purposes. US holders are advised to consult their Israeli stockbroker or intermediary regarding the procedures for obtaining an exemption.

If a US holder receives NIS upon the sale of ordinary shares, that US holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the ordinary shares and the date the sales proceeds are converted into US dollars.

Passive Foreign Investment Company Rules

A non-US corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), and gains on the disposition of certain minority interests) or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2012. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares, ADSs and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences. These consequences may include having the gains that are realized on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges with respect to certain dividends and gains and on the sale or other disposition of the ordinary shares or ADSs. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above). In addition, if a US holder holds ordinary shares or ADSs in any year in which we are treated as a PFIC, such US holder will be subject to additional tax form filing and reporting requirements (including additional filing requirements under legislation enacted in 2010).

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

ITEM 11.                       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

11A.        General

We are exposed to market risk, including movements in foreign currency exchange and inflation-indexed interest rates. Where appropriate, we enter into derivative transactions to hedge underlying exposure to foreign currencies. As a matter of policy, we do not enter into transactions of a speculative or trading nature. Interest rate and foreign exchange exposures are monitored by tracking actual and projected commitments and through the use of sensitivity analysis.

We have liabilities in shekels linked to the CPI and in foreign currencies. The following table provides information derived from the financial statements about these liabilities as of December 31, 2012.

Non-Derivative Instruments

	Fair Value (NIS equivalent in millions, except percentages)		Book Value (NIS equivalent in millions, except percentages)

NIS-denominated debt linked to the CPI (1)

Long-term fixed Notes payable series B due 2016	503		478
Weighted average interest rate payable			3.4%
Long-term fixed Notes payable series C due 2018	741		688
Weighted average interest rate payable			3.35%
Long-term bank borrowing bearing fixed interest	545		522
Weighted average interest rate payable			2.75%
Long-term bank borrowing bearing fixed interest	519		485
Weighted average interest rate payable			3.42%
Other payables (2)		2	2

NIS-denominated debt not linked to the CPI
Long-term variable interest Notes payable series D due 2021	515		540
Weighted average interest rate payable			3.58%
Long-term fixed Notes payable series E due 2017	987		921
Weighted average interest rate payable			5.5%

Long-term bank borrowing bearing variable interest (2)	376		376
Weighted average interest rate payable			3.79%
Long-term bank borrowing bearing fixed interest	388		350
Weighted average interest rate payable			5.70%

Payables-trade and others (2)	828		828
Weighted average interest rate payable
Debt denominated in foreign currencies (mainly USD) (2)

Payables-trade and others	217		217

Finance lease (2)	1		1

Total	5,622		5,408

(1)	Amounts due for payment of principal and interest are adjusted according to the CPI. See “Item 5B Liquidity and Capital Resources”.

(2)	Book value approximates fair value at December 31, 2012.

11B.        Foreign Exchange and Inflation

Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, in 2012, between one fifth and one quarter of our operating expenses were linked to non-shekel currencies, mainly the US dollar. These expenses related mainly to the acquisition of handsets where the price paid by us is based on various foreign currencies, mainly the US dollar. In addition, a substantial amount of our capital expenditures are incurred in, or linked to, non-shekel currencies, mainly the US dollar. See Note 7 to the consolidated financial statements for description of the market risks.

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

Our Notes payable series B, C and our bank borrowings in a total principal amount of NIS 2,173 million as of December 31, 2012 are currently in shekels and are linked to the CPI. We may not be able to raise our tariffs pursuant to our license in a manner that would fully compensate for any increase in the CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue. In 2012, the CPI effective as of December 31, 2012, increased 1.6%, compared to the CPI effective as of December 31, 2011, causing NIS 35 million in our financial expenses, net, compared to an increase of 2.2% in 2011, which caused NIS 77 million in financial expenses, net. See Note 24 to the consolidated financial statements.

The following table provides information derived from the financial statements about our outstanding foreign exchange instruments. The notional amount does not necessarily represent amounts exchanged by the parties and, therefore, is not a direct measure of our exposure. See also Note 7 to the consolidated financial statements.

Derivative Instruments

	As of December 31, 2012	As of December 31, 2011	Fair Value at December 31, 2012
	(NIS equivalent in millions)

Forward transactions - for the exchange of NIS into US Dollars	373	382	(14)
Forward transactions-for the exchange of Euros into US Dollars	247	100	1
Embedded derivatives - for the exchange of US Dollars into NIS	64	56	0
*Representing an amount less than 1 million

Sensitivity analysis

A change of the CPI as at December 31, 2012 and 2011 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels in millions

December 31, 2011
Increase in the CPI of	2.0%	(51)	(51)
Decrease in the CPI of	(2.0)%	51	51

December 31, 2012
Increase in the CPI of	2.0%	(44)	(44)
Decrease in the CPI of	(2.0)%	44	44

A change of the USD exchange rate as at December 31, 2012 and 2011 would have increased (decreased) equity and profit by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels in millions

December 31, 2011
Increase in the USD of	5.0%	6	6
Decrease in the USD of	(5.0)%	(6)	(6)

December 31, 2012
Increase in the USD of	5.0%	3	3
Decrease in the USD of	(5.0)%	(3)	(3)

ITEM 12.                   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and charges payable by ADR holders

Citibank serves as the depositary (the “Depositary”) for our American Depositary Receipt (“ADR”) program. Pursuant to the deposit agreement between the Company, the Depositary and owners and holders of ADRs (the “Deposit Agreement”), ADR holders may be required to pay various fees to the Depositary. In particular, the Depositary, under the terms of the Deposit Agreement, may charge the following fees: (i) Issuance Fee:  to any person depositing shares or to whom ADSs are issued upon the deposit of shares, a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) (excluding issuances as a result of distributions described in paragraph (iv) below); (ii) Cancellation Fee: to any person surrendering ADSs for cancellation and withdrawal of deposited securities or to any person to whom deposited securities are delivered, a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) surrendered; (iii) Cash Distribution Fee: to any holder of ADS(s), a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) held for the distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements); (iv) Stock Distribution/Rights Exercise Fee: to any holder of ADS(s), a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) held for (a) stock dividends or other free stock distributions or (b) exercise of rights to purchase additional ADSs; (v) Other Distribution Fee: to any holder of ADS(s), a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) held for the distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares); and (vi) Depositary Services Fee: to any holder of ADS(s), a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.

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

Amounts received from the Depository

During 2012, the Company received from Citibank payments in the amount of $2,496,000, of which $652,800 has already been disclosed in the Company's annual report on Form 20-F for the year ended December 31, 2011.

ITEM 13.                   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                   CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012. Disclosure controls and procedures means controls and other procedures designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures in place as of December 31, 2012, were effective.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012.

Our internal control over financial reporting as of December 31, 2012, has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited., as stated in their report which is included under Item 18.

(c) Attestation report of the registered public accounting firm. The attestation report of Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, regarding the Company’s internal control over financial reporting is included under Item 18.

(d) Changes in Internal Control Over Financial Reporting. There were no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2012, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.                AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Dr. Michael Anghel, Mr. Barry Ben-Zeev and Mr. Arik Steinberg are “audit committee financial experts” as defined in Item 16A of Form 20-F. All the members of the audit committee are “independent directors” as defined in the SEC requirements applicable to us.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to our directors, officers and employees. We have posted a copy of our code of ethics on our website at www.orange.co.il under “Investor Relations-Corporate Governance-Code of Ethics”.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, independent certified public accountants in Israel and a member of Pricewaterhouse Coopers International Limited (“PwC”), have served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2012, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by PwC to Partner in 2011 and 2012.

	2011	2012
	(NIS thousands)	(NIS thousands)

Audit Fees (1)	3,403	2,905
Audit-related Fees (2)	668	340
Tax Fees (3)	454	355
TOTAL	4,525	3,600

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

ITEM 16F.                 CHANGE IN REGISTRANT’S CERTIFYING ACOUNTANT

Not applicable.

ITEM 16G.                CORPORATE GOVERNANCE

See “Item 6C.5 NASDAQ Corporate Governance Rules and Our Practices”, and also “10B Memorandum and Articles of Association”.

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

Exhibit No.	Description

1.1	Articles of Association including amendments to be proposed for shareholder approval at the meeting on April 11, 2013
**1.2	Partner’s Certificate of Incorporation
**1.3	Partner’s Memorandum of Association
**2.(a).1	Form of Share Certificate
^^2.(a).2	Amended and Restated Deposit Agreement Between Partner and the Bank of New York
^^^^2.(a)3	Amended and Restated Deposit Agreement Between Partner and Citibank N.A.
^2.(b).1	Form of Indenture between Partner and the Trust Company of Union Bank Ltd.
>>>>2.(b).2	Trust Deed
>>>>2.(b).3	Amendment no. 1 to the Trust Deed of November 26, 2009
^4.(a).1	Restatement of the Relationship Agreement dated April 20, 2005
>>>>4.(a).1.1	Letter of Undertaking by which Scailex entered into the Restated Relationship Agreement with the Company, October 28, 2009

4.(a).1.2	Letter of Undertaking by which S.B. Israel Telecom entered into the Restated Relationship Agreement with the Company, January 29, 2013
**4.(a).2
License from the Israeli Ministry of Communications issued April 8, 1998, as amended by the amendments filed with the SEC as exhibits to our annual reports on Form 20-F for each of the years ended December 31, 2000, through December 31, 2010 (the “Amended License”).

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
>4.(a).60
Exclusive General License from the Israeli Ministry of Communication for the Provision of Domestic Fixed Line Telecommunications Services issued January, 15 2007 as amended by the amendments filed with the SEC as exhibits to our annual reports on Form 20-F for each of the years ended December 31, 2006, through December 31, 2009 (the “Amended Domestic Fixed Line License”).

#+++4.(a).65	Purchase Agreement with Nortel Networks Israel (Sales and Marketing) Ltd. dated November 12, 2003.
#>>4.(a).67	Swap Agreement with LM Ericsson Israel Ltd. dated December 20, 2007
#4.(a).68	[reserved]
#>>>>4.(a).69	Facility Agreement dated November 24, 2009
#4.(a).70	[reserved]
#4.(a).71	[reserved]
>>>>>4.(a) 72	012 Smile Share Purchase Agreement
>>>>>4.(a) 73	English translation of the original Hebrew language 012 Smile Credit Facility, dated January 31, 2010
+>4.(a).74	Amendment No. 58 to our License from the Israeli Ministry of Communications
+>4.(a).75	Amendment No. 59 to our License from the Israeli Ministry of Communications
+>4.(a).76	Amendment No. 60 to our License from the Israeli Ministry of Communications
+>4.(a).77	Amendment No. 61 to our License from the Israeli Ministry of Communications
+>4.(a).78 4.(a).79 4.(a).80 4.(a).81 4.(a).82 4.(a).83 4.(a).84
Amendment No. 62 to our License from the Israeli Ministry of Communications
Amendment No. 63 to our License from the Israeli Ministry of Communications
Amendment No. 64 to our License from the Israeli Ministry of Communications
Amendment No. 65 to our License from the Israeli Ministry of Communications
Amendment No. 66 to our License from the Israeli Ministry of Communications
Amendment No. 67 to our License from the Israeli Ministry of Communications
Amendment No. 68 to our License from the Israeli Ministry of Communications

#>>>>4.(b).1	Addendum to Lease Agreements from November 1, 2002 and Lease Agreements in Beit Ofek
>>>>4.(b).2	Registration Rights Agreement with Scailex

6.	See Note 2x to the consolidated financial statements for information explaining how earnings (loss) per share information was calculated.
>>8.	List of Subsidiaries (see “Item 4C – Organizational Structure”).
10.1 10.2	Consent of Kesselman & Kesselman Consent of Giza Singer Even Ltd.
12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**	Incorporated by reference to our registration statement on Form F-1 (No. 333-10992).
++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002.
+++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003.
^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004.
^^	Incorporated by reference to our registration statement on Form F-6 (No. 333-132680).
^^^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005.
^^^^	Incorporated by reference to our registration statement on Form F-6 (No. 333-177621).
>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2006.
>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2007.
>>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2009.
>>>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2010.
+>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2011.
#	Confidential treatment requested.

Confidential material has been redacted and has been separately filed with the Securities and Exchange

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Partner Communications Company Ltd.

By: /s/ Haim Romano

Chief Executive Officer

March 19, 2013

By: /s/ Ziv Leitman

Chief Financial Officer

March 19, 2013

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2012 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

2012 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in millions.

Report of Independent Registered Public Accounting Firm

To the Shareholders of

PARTNER COMMUNICATIONS COMPANY LTD.

We have completed integrated audits of Partner Communications Company Ltd.’s ("the Company" or "Partner") consolidated financial statements and of its internal control over financial reporting as of December 31, 2012, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our integrated audits, are presented below.

Consolidated financial statements

We have audited the consolidated statement of financial position of Partner as of December 31, 2011 and 2012, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our integrated audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Partner as of December 31, 2011 and 2012, and the results of its operations, of changes in equity and of its cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over its financial reporting as of December 31, 2012, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Tel-Aviv, Israel	Kesselman & Kesselman
March 18, 2013	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2a)
		December 31,
		2011	2012	2012
	Note	In millions
CURRENT ASSETS
Cash and cash equivalents		532	548	147
Trade receivables	8	1,518	1,397	375
Other receivables and prepaid expenses		41	47	13
Deferred expenses – right of use	12	19	22	6
Inventories	9	162	98	26
Income tax receivable		12	7	2
Derivative financial instruments	7	24	1	*
		2,308	2,120	569

NON CURRENT ASSETS
Trade Receivables	8	856	509	136
Deferred expenses – right of use	12	142	138	37
Assets held for employee rights upon retirement, net	17	3
Property and equipment	10	2,051	1,990	533
Licenses and other intangible assets	11	1,290	1,217	326
Goodwill	5, 13(b)	407	407	109
Deferred income tax asset	25	30	36	9
		4,779	4,297	1,150

TOTAL ASSETS		7,087	6,417	1,719

* Representing an amount less than 1 million

The financial statements were authorized for issue by the board of directors on March 18, 2013.

Haim Romano	Ziv Leitman	Barry Ben-Zeev (Woolfson)
Chief Executive Officer	Chief Financial Officer	Director

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2a)
		December 31,
		2011	2012	2012
	Note	In millions
CURRENT LIABILITIES
Current maturities of notes payable and current borrowings	15,16	498	306	82
Trade payables		913	866	231
Parent group - trade	26	142	70	19
Payables in respect of employees		143	110	29
Other payables (mainly institutions)		73	59	16
Deferred revenues		52	40	11
Provisions	14	65	60	16
Derivative financial instruments	7	3	14	4
		1,889	1,525	408

NON CURRENT LIABILITIES
Notes payable	16	2,605	2,321	622
Bank borrowings	15	2,068	1,733	464
Liability for employee rights upon retirement, net	17	48	50	13
Dismantling and restoring sites obligation	14	25	28	8
Other non-current liabilities		10	10	3
Deferred tax liability	25	17	9	2
		4,773	4,151	1,112

TOTAL LIABILITIES		6,662	5,676	1,520

EQUITY	21
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2011 and 2012 - 235,000,000 shares; issued and outstanding -		2	2	1
December 31, 2011 – *155,645,708 shares
December 31, 2012 – *155,645,708 shares
Capital surplus		1,100	1,100	295
Accumulated deficit		(326)	(10)	(3)
Treasury shares, at cost - December 31, 2011 and 2012 - 4,467,990 shares		(351)	(351)	(94)
TOTAL EQUITY		425	741	199
TOTAL LIABILITIES AND EQUITY		7,087	6,417	1,719

  * Net of treasury shares

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF INCOME

					Convenience
					translation
					into U.S. Dollars
		New Israeli Shekels			(note 2a)
		Year ended December 31
		2010	2011	2012	2012
	Note	In millions (except earnings per share)
Revenues, net	6	6,674	6,998	5,572	1,493
Cost of revenues	6, 22	4,093	4,978	4,031	1,080
Gross profit		2,581	2,020	1,541	413

Selling and marketing expenses	22	479	711	551	148
General and administrative expenses	22	306	291	236	63
Impairment of goodwill	13(b)		87
Other income, net	23	64	105	111	30
Operating profit		1,860	1,036	865	232
Finance income	24	28	39	27	7
Finance expenses	24	209	333	261	70
Finance costs, net	24	181	294	234	63
Profit before income tax		1,679	742	631	169
Income tax expenses	25	436	299	153	41
Profit for the year		1,243	443	478	128

Earnings per share
Basic		8.03	2.85	3.07	0.82
Diluted	27	7.95	2.84	3.07	0.82

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2a)
		Year ended December 31
		2010	2011	2012	2012
	Note	In millions
Profit for the year		1,243	443	478	128
Other comprehensive income (losses)
Actuarial losses, net on defined benefit plan	17	(8)	(21)	(17)	(4)
Income taxes relating to actuarial losses on defined benefit plan	25	2	5	4	1
Other comprehensive income (losses) for the year, net of income taxes		(6)	(16)	(13)	(3)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		1,237	427	465	125

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Share capital
		Number of		Capital	Accumulated	Treasury
		Shares**	Amount	surplus	deficit	shares	Total
	Note		I n m i l l i o n s

New Israeli Shekels:
BALANCE AT JANUARY 1, 2010		154,440,136	2	2,483	(172)	(351)	1,962

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2010
Total comprehensive income for the year					1,237		1,237
Exercise of options granted to employees		809,040	*	16			16
Employee share-based compensation expenses					23		23
Capital reduction (see note 21(d))				(1,400)			(1,400)
Dividend	21				(1,212)		(1,212)
BALANCE AT DECEMBER 31, 2010		155,249,176	2	1,099	(124)	(351)	626

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2011
Total comprehensive income for the year					427		427
Exercise of options granted to employees		396,532	*	1			1
Employee share-based compensation expenses					19		19
Dividend	21				(648)		(648)
BALANCE AT DECEMBER 31, 2011		155,645,708	2	1,100	(326)	(351)	425

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2012
Total comprehensive income for the year					465		465
Employee share-based compensation expenses					11		11
Dividend	21				(160)		(160)
BALANCE AT DECEMBER 31, 2012		155,645,708	2	1,100	(10)	(351)	741

Convenience translation into U.S. Dollars (note 2a):
BALANCE AT JANUARY 1, 2012		155,645,708	1	295	(87)	(94)	115
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2012
Total comprehensive income for the year					125		125
Employee share-based compensation expenses					3		3
Dividend					(44)		(44)
BALANCE AT DECEMBER 31, 2012		155,645,708	1	295	(3)	(94)	199

*   Representing an amount less than 1 million.
** Net of treasury shares.

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2a)
		Year ended December 31
		2010	2011	2012	2012
	Note	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix A)		2,384	1,881	1,858	499
Income tax paid	25	(426)	(311)	(153)	(41)
Net cash provided by operating activities		1,958	1,570	1,705	458

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	10	(361)	(349)	(367)	(98)
Acquisition of intangible assets	11	(105)	(155)	(133)	(36)
Advance payment in respect of the acquisition of 012 Smile		(30)
Acquisition of 012 smile, net of cash acquired of NIS 23 million (Appendix B)			(597)
Interest received	24	5	12	9	2
Proceeds from sale of property and equipment			3	2	1
Proceeds from derivative financial instruments, net	7	5	1	18	5
Net cash used in investing activities		(486)	(1,085)	(471)	(126)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees		16	1
Non-current bank borrowings received	15	1,000	900
Proceeds from issuance of notes payable, net of issuance costs	16	990	1,136
Dividend paid	21	(1,209)	(659)	(167)	(45)
Capital reduction (see note 21(d))		(1,400)
Repayment of finance lease		(3)	(4)	(2)	(1)
Interest paid	24	(118)	(235)	(200)	(54)
Repayment of current borrowings	15		(128)
Repayment of non-current bank borrowings	15		(699)	(455)	(122)
Repayment of notes payable	16	(756)	(586)	(394)	(106)
Net cash used in financing activities		(1,480)	(274)	(1,218)	(328)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(8)	211	16	4

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		329	321	532	143

CASH AND CASH EQUIVALENTS AT END OF YEAR		321	532	548	147

* Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

(Continued) - 2

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A– Cash generated from operations and supplemental information

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2a)
		Year ended December 31,
		2010	2011	2012	2012
	Note	In millions

Cash generated from operations:
Profit for the year		1,243	443	478	128

Adjustments for:
Depreciation and amortization	10, 11	669	743	700	188
Amortization of deferred expenses- Right of use	12		29	26	7
Impairment of deferred expenses- Right of use	12, 13(a)		148
Impairment of goodwill	13(b)		87
Impairment of intangible assets	13	16	114
Employee share based compensation expenses	21	23	19	11	3
Liability for employee rights upon retirement, net	17	8	(26)	(12)	(3)
Finance costs, net	24	53	71	38	10
Gain (loss) from change in fair value of derivative financial instruments	7	6	(19)	15	4
Interest paid	24	118	235	200	54
Interest received	24	(5)	(12)	(9)	(2)
Deferred income taxes	25	18	2	(10)	(2)
Income tax paid	25	426	311	153	41
Capital loss from property and equipment	10	3	2	*	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	8	(214)	(190)	467	125
Other		(40)	44	(5)	(1)
Increase (decrease) in accounts payable and accruals:
Parent group - trade	26	38	70	(72)	(19)
Trade		(40)	(37)	(107)	(29)
Other payables		27	(91)	(44)	(12)
Provisions	14	(8)	36	(5)	(1)
Deferred revenues		(5)	*	(11)	(3)
Increase in deferred expenses - Right of use	12		(27)	(25)	(7)
Current income tax liability	25	(9)	(13)	5	1
Decrease (increase) in inventories	9	57	(58)	65	17
Cash generated from operations:		2,384	1,881	1,858	499

* Representing an amount less than 1 million.

Supplementary information

At December 31, 2010, 2011 and 2012, trade payables include NIS 220 million, NIS 217 million and NIS 280 million, respectively, in respect of acquisition of intangible assets and property and equipment.

At December 31, 2010, 2011 and 2012, tax withholding related to dividend of approximately NIS 17 million, NIS 6 million and NIS 0 million, respectively is outstanding, see also note 21(c).

These balances are recognized in the cash flow statements upon payment.

The accompanying notes are an integral part of the financial statements.

(Concluded) - 3

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix B – Acquisition of 012 Smile

On March 3, 2011, the Company acquired 012 Smile. The fair values of assets acquired and liabilities assumed were as follows (see also note 5):

NIS in millions
Current assets	295
Deferred expenses – right of use	282
Property and equipment	159
Intangible assets	408
Goodwill	494
Other non-current assets	21
Short term bank borrowings and current maturities of long-term borrowings	(201)
Accounts payables and provisions	(229)
Long term bank borrowings	(579)
650
Less: Advance payment in respect of the acquisition of 012 Smile	(30)
Less: cash acquired	(23)
Net cash used in the acquisition of 012 Smile in 2011	597

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

a.	Reporting entity

Partner Communications Company Ltd. ("the Company", "Partner") is a leading Israeli provider of telecommunications services under the orange™ brand and under the 012 Smile™ brand. The address of the Company's Principal Executive Offices is 8 Amal Street, Afeq Industrial Park, Rosh-Ha'ayin 48103, Israel.

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange Ltd. ("TASE") under the symbol "PTNR". American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, are quoted on the NASDAQ Global Select Market™, under the symbol "PTNR". See also note 21(a).

On January 29, 2013, S.B. Israel Telecom Ltd., an affiliate of Saban Capital Group Inc., completed the acquisition of 44,850,000 ordinary shares of the Company from Scailex Corporation Ltd. and the acquisition of 3,200,000 ordinary shares of the Company from Leumi Partners Ltd. As a result, S.B. Israel Telecom Ltd. became the Company's principal shareholder.

Until January 29, 2013, the ultimate parent company was Suny Electronics Ltd., since it is the parent company of Scailex Corporation Ltd, which was the Company's parent company since October 28, 2009 ("Scailex", "Parent group").

On March 3, 2011, the Company completed the acquisition of 012 Smile Telecom Ltd. ("012 Smile"), from Merhav-Ampal Energy Ltd. 012 Smile provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using Voice Over Broadband ("VOB")) under the 012 Smile brand. See also note 5.

These consolidated financial statements of the Company as of December 31, 2012, are comprised of the Company and its subsidiaries and partnerships (the "Group"). See the list of subsidiaries and partnerships and principles of consolidation in note 2(c).

b.	Operating segments

The operating segments were determined based on the reports reviewed by the Chief Executive Officer (CEO) who is responsible for allocating resources and assessing performance of the operating segments, and therefore  is the Chief Operating Decision Maker ("CODM"). The CEO considers the business from two operating segments, as follows (see note 6):

(1)	Cellular segment

The cellular segment includes cellular communication services: airtime and content;

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

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

b.	Operating segments (continued)

(2)	Fixed-line segment

The fixed-line segment includes: (1) Internet services ("ISP") that provides access to the internet as well as home WiFi networks, including Value Added Services ("VAS") such as anti-virus and anti-spam filtering; and fixed-line voice communication services provided through Voice Over Broadband ("VOB") (2) Transmission services and Primary Rate Interface ("PRI"); (3) International Long Distance services ("ILD"): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services.

The cellular segment and the fixed-line segment also include operations of equipment selling: mainly handsets, phones, modems, data cards, domestic routers, and related equipment.

Each segment is divided into services and equipment relating to revenues and cost of revenues. The operating segments include the following measures: revenues, cost of revenues, operating profit (loss), and Earnings Before Interest expenses (finance costs, net), Tax, Depreciation, Amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges ("Adjusted EBITDA"). The CODM does not examine assets or liabilities for those segments separately, therefore they are not presented in note 6 segment information. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and employee share based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods.

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

The Company was also granted a license from the Israeli Civil Administration, to provide mobile services to the Israeli populated areas in the West Bank. The license is effective until April 7, 2013. The Company has requested an extension to this license and believes that the extension will be granted. The Company provided a bank guarantee in NIS equivalent of USD 0.5 million to the State of Israel to secure the Company's adherence to the terms of the license. See note 2(g)(1) for the accounting policy in respect of the Group's licenses.

d.	Fixed-line segment licenses
ISP licenses:

The Company received special licenses granted by the MOC, allowing the Company through its own facilities to provide internet access to land-line network customers: Internet Service Provider (ISP) in Israel and in the West Bank. The licenses are valid until April 2013. The Company has requested extensions to these licenses and believes that the extensions will be granted.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

d.	Fixed-line segment licenses (continued)

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

Land-line VOB and DFL licenses:

Partner Land-line Communication Solutions - Limited Partnership, which is fully owned by the Company, holds a license for the provision of Domestic Fixed-line (DFL) telecommunications services including the right to offer VOB services using the infrastructure of Bezeq The Israel Telecommunication corp. Ltd and HOT- Telecommunication Systems Ltd (leading fixed communication infrastructure services providers in Israel) to access customers and to provide them with land-line telephony service and the provision of transmission and data communications services that were previously provided for under a transmission license that was granted in July 2006. The license expires 20 years after it was granted, but may be extended by the MOC for successive periods of 10 years provided that the licensee has complied with the terms of the license and has acted consistently for the enhancement of telecom services. The Company deposited a bank guarantee in the amount of NIS 10 million with the MOC upon receiving the license which shall be used to secure the Company's obligations under the License. In addition it holds a domestic land-line license to provide land-line services to the Israeli populated areas in the West Bank. The last license is effective until March 2019.

012 Telecom Ltd., which is a wholly-owned subsidiary of 012 Smile, holds a license for the provision of stationary domestic telecommunication services including provision of domestic telecommunication services using VOB technology.

The license was granted for a period of 20 years since December 2005. At the end of the license period, the MOC may extend the license for one or more successive periods of ten years.

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

See note 2(g)(1) for the accounting policy in respect of the Group's licenses.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

e.	Main recent regulatory developments

(1)	During 2012 the Ministry of Communications awarded UMTS frequencies to two additional operators: MIRS and Golan Telecom.

In addition, three Virtual Network Operators (“MVNO”) have launched of their operations: Alon Cellular Ltd. and Home Cellular Ltd. in 2012, and Rami Levy in 2011, following reception of MVNO licenses from the Ministry of Communications.

(2)	See note 13(a)(1) in respect of reduction in commitment exit fees.

(3)	See information in respect of royalty payments in note 18.

(4)	See information in respect of corporate tax rates in note 25.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the financial statements

(1)	Statement of compliance

The consolidated financial statements of the Company ("the financial statements") have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

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

(3)  Basis of measurement

The consolidated financial statements have been prepared on the basis of the historical cost convention except for the following assets and liabilities:

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

(f)	Goodwill was initially measured as the excess of the aggregate of the consideration transferred over the net fair value of identifiable assets acquired, liabilities and contingent liabilities assumed.

(4) Convenience translation into U.S. Dollars (USD or $)

The NIS figures at December 31, 2012 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2012    (USD 1 = NIS 3.733). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

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

(2) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

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

Inter-company transactions, balances, income and expenses on transactions between group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognized in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

List of wholly owned Subsidiaries and partnerships:

012 Smile Telecom Ltd.
012 Telecom ltd.
Partner Land-Line Communication Solutions - Limited Partnership
Partner Future Communications 2000 Ltd. ("PFC")
Partner Business Communications Solution - Limited Partnership
Partner Net Ltd.
012 Mobile GP Ltd.
Golden Lines 012 Telecommunication Services 2001 Ltd.
012 Mobile Limited Partnership

012 Global, Inc. is a consolidated company over which the Group has the power to govern its financial and operating policies.

d.	Operating Segments

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (regarded as Chief Operating Decision-Maker, CODM) who is responsible for allocating resources and assessing performance of the operating segments. The segments identified are:  (1) cellular business and; (2) fixed-line business. See also note 6.

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

Changes in the obligation to dismantle and remove assets on sites and to restore the sites, on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any balance is recognized immediately in profit or loss, See (r) below.

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

On October 25, 2010 the Company signed an agreement with LM Ericsson Israel Ltd. ("Ericsson") for the upgrade of its existing networks and the deployment of a fourth generation network in Israel (the "Ericsson Agreement"). The Ericsson Agreement includes the upgrade, replacement and the expansion of certain parts of the Company's existing cellular and fixed-line networks and the maintenance of the networks, including enhancement of the Company's abilities with respect to the cellular and fixed-line ISP services it provides. The term of the Ericsson Agreement is until December 31, 2014, whereas the replacement of the Company's switches and radio equipment is scheduled to be carried out by the end of the year 2013.  The total net amount that the Company will be required to pay, is approximately USD 100 million (approximately NIS 360(*) million). The amount relating to support and maintenance is approximately USD 12 million (approximately NIS 43(*) million). The transaction resulted in accelerated depreciation of the replaced equipment, throughout the replacement period. The Company recorded a depreciation acceleration of NIS 16 million in the fourth quarter of 2010, and of NIS 67 million in 2011. The effect of depreciation acceleration in 2012 was immaterial. As of December 31, 2011, and 2012, the depreciated cost of the replaced equipment is approximately NIS 30 million, and NIS 4 million, respectively.

(*) The transaction is denominated in USD and translated above into NIS using the exchange rate as of the transaction date October 25, 2010 (1 USD = 3.599 NIS).

The assets' useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. Accordingly, the Company adjusted the useful lives of some assets. The effect of such adjustment on the statement of income for 2011 and 2012 was immaterial, other than the depreciation acceleration of the replaced equipment described above.

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

(a)
The licenses to operate cellular communication services are recognized at cost, adjusted for changes in the CPI until December 31, 2003 (See a (3)(d) above), and are amortized using the straight line method over their contractual period –the period ending in 2022. Borrowing costs which served to finance the license fee - incurred until the commencement of utilization of the license - were capitalized to cost of the license.

(b)	The Company's license for providing fixed-line telephone services is stated at cost and is amortized by the straight-line method over the contractual period of 20 years, starting in 2007.

(c)
012 Smile and its subsidiaries have been granted various licenses from the Ministry of Communications for the provision of communication services. The licenses to operate international telephony services and local telephony services are recognized at fair value in a business combination as of the acquisition date of 012 Smile (see note 5), and are amortized using the straight line method over their remaining contractual period: License for international telecommunications services until 2030, and the VOB and DFL license until 2025.

The amortization periods exclude any ungranted future extensions. The amortization expenses are included in the cost of revenues. The other licenses of the Group were received with no significant costs. See description of the licenses in note 1(c), (d).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Licenses and other intangible assets (continued)

(2)	Computer software:

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and to bring to use the specified software.

Computer software systems that were acquired in a business combination were recognized at fair value as of the acquisition date of 012 Smile (See note 5)

Costs associated with maintaining computer software are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met: (a) it is technically feasible to complete the software product so that it will be available for use; (b) management intends to complete the software product and use it; (c) there is an ability to use the software product; (d) it can be demonstrated how the software product will generate probable future economic benefits; (e) adequate technical, financial and other resources to complete the development and to use the software product are available; and
(f) the expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs that are capitalized as part of software products include the software development employee costs. Other development expenditures that do not meet these criteria are recognized as an expenses as incurred.

Computer software costs are amortized over their estimated useful lives (3 to 7 years) using the straight-line method.

(3)	Customer relationships:

The Company has recognized as intangible assets customer relationships that were acquired in business combinations and recognized at fair value as of the acquisition date. Customer relationships are amortized to selling and marketing expenses over their estimated useful economic lives (5 to 10 years) based on the straight line method.
See note 14(a) in respect of impairment charges recorded in 2011.

(4)	Trade name:

Trade name was acquired in a business combination and was recognized at fair value in a business combination as of the acquisition date of 012 Smile (See note 5). The trade name is amortized to selling and marketing expenses over its estimated useful economic life (12 years) based on the straight line method. See note 11 in respect of impairment charges recorded in 2011.

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

In the event that a subscriber churns off the network or the arrangement is cancelled within the period, any unamortized subscriber acquisition or retention costs are written off in the period in which the subscriber churns. The amortization expenses are included in the cost of revenues. See also note 2(j) in respect of impairments of SARC assets recorded.

h.	Right of use (ROU) of international fiber optic cables

Right of use (ROU) of international fiber optic cables (see note 12) was acquired in a business combination and was recognized at fair value as of the acquisition of 012 Smile (see note 5), subsequent additions are recognized at cost. The ROU is presented as deferred expenses (current and non-current) and is amortized on a straight line basis over a period beginning each acquisition of additional ROU in the framework and until 2027 (including expected extension periods). See also notes 18(5), and see also note 12 in respect of impairment charges recorded in 2011.

i.	Goodwill

Goodwill acquired in a business combination (see note 5) and represents the excess of the consideration transferred over the net fair value of the identifiable assets acquired, and identifiable liabilities and contingent liabilities assumed. The goodwill has an indefinite useful economic life and is not subject to amortization; rather is measured at cost less accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to each of the Cash Generating Units ("CGUs"), or group of CGUs that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity which the goodwill is monitored for internal management purposes.

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

See note 13(b) in respect of impairment charges recorded in 2011.

j.	Impairment of non-financial assets with finite useful economic lives

Assets that are subject to depreciation and amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indications exist an impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value-in-use. Value-in-use is determined by discounting expected future cash flows using a pre-tax discount rate. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs.

An impairment loss recognized in prior periods for an asset (or CGU) other than goodwill shall be  reversed if, and only if, there has been a change in the estimates used to determine the asset's (or CGU's) recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset (or CGU) shall be increased to its recoverable amount. The increased carrying amount of an asset (or CGU) other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in the statement of income.

See notes 11, 12 and 13(a) in respect of impairment charges recorded in 2011.

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

2.     Loans and receivables category:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for arrangements longer than 12 months after the end of the reporting period, which are classified as non-current assets. Loans and receivables are recognized initially at fair value and subsequently measured at amortized costs using the effective interest method, less any impairment loss. The Group's loans and receivables comprise "trade receivables" and "other receivables" and "cash and cash equivalents" in the statement of financial position. See also note (s)(3) below regarding revenue recognition from non-current credit arrangements.

Ordinary purchases and sales of financial assets are carried at the settlement date, the date on which the asset is delivered to or by the Group.
Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership of the assets. The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. The amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The asset's carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement.

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

The Company factors trade receivables resulting from sales of handsets by credit cards. The factoring is executed through a clearing company, on a non-recourse basis. The factoring of accounts receivable is recorded by the Company as a sales transaction, and derecognized under the provisions of IAS 39 financial instruments: recognition, and measurement. The results of the factoring transaction are charged to financial income and expenses on the settlement date.

n.	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. Trade payables are recognized initially at fair value, and subsequently measured at amortized cost.

o.	Share capital

Ordinary shares are classified as equity.

Company's shares acquired by the Company (treasury shares) are presented as a reduction of equity, at the consideration paid, including any incremental attributable costs, net of tax.

Treasury shares do not have a right to receive dividends or to vote.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

p.	Employee benefits

(i)   Post employment benefits

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

2.  Defined benefit plan

Labor laws, agreements and the practice of the Group, require paying retirement benefits to employees dismissed or retiring in certain other circumstances (except for those described in 1 above), measured by multiplying the years of employment by the last monthly salary of the employee (i.e. one monthly salary for each year of tenure), the obligation of the Group to pay retirement benefits is treated as a defined benefit plan.

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

(iii)  Short term employee benefits

1. Vacation and recreation benefits

The employees are legally entitled to vacation and recreation benefits, both computed on an annual basis. This entitlement is based on the term of employment. This obligation is treated as a short term benefit under IAS 19. The Group charges a liability and expense due to vacation and recreation pay, based on the benefits that have been accumulated for each employee, on an undiscounted basis.

2. Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses based on consideration of individual performance and the Group's overall performance. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

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

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will require settling the obligation, and the amount has been reliably estimated. See also note 14.

(1)
In the ordinary course of business, the Group is involved in a number of lawsuits and litigations. The costs that may result from these lawsuits are only accrued for when it is probable that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings that may require a reassessment of this risk, and where applicable discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Group's assessment of risk is based both on the advice of legal counsel and on the Group's estimate of the probable settlements amount that are expected to be incurred, if any. See also note 20.

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

The Company subsidizes, in some cases, the sale of the handset to end subscribers by selling it at a price below its cost to secure a fixed-term service contract for the purpose of acquiring new subscribers or retaining existing subscribers. The handset sale is then treated as a non-revenue-generating transaction and accordingly, no revenue is recognized from these types of handset sales. The subsidy, and direct selling expenses are capitalized as elements of subscriber acquisition and retention costs in accordance with accounting policy set out in note (g)(5) above. The subsidy represents the difference between the cost of the handset and the payment received from the subscriber for the handset.

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

Leases are classified as finance leases where the Group, as a lessee, has substantially all the risks and rewards of ownership. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

u.	Advertising expenses

Advertising expenses are charged to the statement of income as incurred. Advertising expenses for the years ended December 31, 2010, 2011 and 2012 totaled NIS 140 million, NIS 78 million and NIS 60 million, respectively.

v.	Tax expenses

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted as of the end of the reporting period. Management periodically evaluates positions taken with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

The Group recognized deferred tax, using the liability method, on temporary differences arising between the carrying amounts in the consolidated financial statements of assets and liabilities and their tax bases.

Deferred income tax is determined using the tax rates that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets are presented as non-current, see also note 25.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

w.	Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the Company's consolidated financial statements in the period in which the dividends are approved by the Company's board of directors, excluding distributions that are pending regulatory approval. See also note 21.

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

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options (see note 27).

NOTE 3 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

(a)	The following new standards, amendments to standards and interpretations are mandatory for the first time for the financial year beginning January 1, 2012

(1)
In October 2010, an amendment to IFRS 7 Financial instruments: Disclosures was published. The amendment broadens the disclosures requirement regarding financial assets that were transferred to other parties, yet continue to be included in the statement of financial position; and regarding related financial liabilities, including the relation between the assets and the liabilities. In addition the amendment broadens the disclosure requirements regarding derecognized financial assets in respect of which the entity remained exposed to certain risks and rewards. The Group adopted the amendment as of January 1, 2012. The implementation of the amendment did not have a material impact on the consolidated financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

(b)	The following new standards, amendments to standards or interpretations have been issued, but are not effective for the financial year beginning 1 January 2012, and have not been early adopted

(1)
IFRS 9 Financial instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the Group's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The standard is not applicable until January 1, 2015 but is available for early adoption. The Group is yet to assess the full impact of the standard.

(2)
IFRS 13, Fair Value Measurement. IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when other IFRSs require or permit fair value measurements. The Group will implement the standard for annual period beginning January 1, 2013. IFRS 13 will be implemented prospectively. Disclosures requirements are not required for periods preceding implementation date. The initial implementation of the standard is not expected to have a material effect on the Company's financial statements.

(3)
In June 2011, the IASB issued an amendment to IAS 19, Employee benefits. The amendment eliminates the corridor approach, and requires companies to recognize all actuarial gains and losses in OCI as they occur; and to immediately recognize all past service costs; and to replace interest costs and expected returns on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (assets). The Group will adopt the amendment annual periods beginning on or after January 1, 2013. The initial implementation of the amendment is not expected to have a material effect on the Company's financial statements.

(4)
In December 2011 the IASB issued amendments to IFRS 7 Disclosures—Offsetting Financial Assets and Financial Liabilities, and amendments to IAS 32 Financial instruments: Presentation on offsetting financial assets and financial liabilities. The amendments clarify the criteria of offsetting financial assets and financial liabilities, and  amended the required disclosures to include information that will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and recognized financial liabilities, on the entity’s financial position. The group will implement the amendment to IAS 32 retrospectively for annual period beginning on January 1, 2014. The Group will implement the amendment to IFRS 7 retrospectively for annual period beginning on January 1, 2013. The initial implementation of the amendments is not expected to have a material effect on the Company's financial statements.

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

a.	Critical accounting estimates and assumptions

(1)	Assessing the useful economic lives of assets:

The useful economic lives of the Group's assets are an estimate determined by management. The Group defines useful economic life of its assets in terms of the assets' expected utility to the Group. This estimation is based on assumptions of future changes in technology or changes in the Group's intended use of these assets, and experience of the Group with similar assets, and legal or contract periods where relevant. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. See also note 2(f) and note 2(g).

(2)	Assessing the recoverable amount for impairment tests of assets with finite useful economic lives:

For the purpose of impairment testing of assets with finite useful lives the assets are grouped at the lowest level group of assets that generates inflows that are largely independent of inflows from other assets (CGUs). The Group's management estimates the assets' recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. The value-in-use calculations require management to make estimates of the projected future cash flows from the continuing use of the CGU and also to choose a suitable discount rate which represents market estimates for the time value of money and the specific risks relating to the CGU. Determining the estimates of the future cash flows is based on management past experience and management best estimate for the economic conditions that will exist over the remaining useful economic life of the CGU. See also note 2(j).

The Group recorded in 2011 an impairment charge to certain assets in an amount of NIS 262 million, based on the key assumptions described in note 13.

The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. For this purpose, the Group considered external and internal sources of information to determine whether events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Group determined that as of December 31, 2012 no indicators for impairment exist, see also note 13.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

a.	Critical accounting estimates and assumptions (continued)

(3)	Assessing the recoverable amount of goodwill for annual impairment tests:

The recoverable amounts of CGUs to which goodwill has been allocated have been determined based on the value-in-use calculations. These calculations require management to make estimates of the projected future cash flows from the continuing use of the CGU and also to choose a suitable discount rate which represents market estimates for the time value of money and the specific risks relating to the CGU. Determining the estimates of the future cash flows is based on management past experience and management best estimate for the economic conditions.

The Group recorded in 2011 an impairment charge to goodwill in an amount of NIS 87 million, based on the key assumptions described in note 13.

An impairment test as of December 31, 2012 determined that no additional goodwill impairment exists as of December 31, 2012, see also note 13 and 2(i). For the purpose of the goodwill impairment test as of December 31, 2012, the recoverable amount was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rates do not exceed the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

Growth rate	(negative 0.2%)
After-tax discount rate	11.7%
Pre-tax discount rate	15.7%

The impairment test as of December 31, 2012 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts.
Sensitivity Analysis:

Sensitivity analysis was performed for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 11.7% (10.53% to 12.87%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable minus 0.2% (minus 1.2% to 0.8%), assuming all other variables constant. Results showed that no impairment charge is required.

(4)	Assessing allowance for doubtful accounts:

The allowance is established when there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, or delinquency or default in debtor payments are considered indicators that a trade receivable is impaired. The amount of the allowance is determined as a percentage of specific debts doubtful of collection, and taking into consideration the likelihood of recoverability of accounts receivable based on the age of the balances, the Group's historical write-off experience net of recoveries, changes in the credit worthiness of the Group's customers, and collection trends. The trade receivables are periodically reviewed for impairment.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

a.	Critical accounting estimates and assumptions (continued)

(5)	Considering uncertain tax positions:

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

(6)	Business combinations – assessing purchase price allocations:

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

b.	Critical judgments in applying the Group's accounting policies

(1)  Considering the likelihood of contingent losses and quantifying possible settlements:

Provisions are recorded when a loss is considered probable and can be reasonably estimated. Judgment is necessary in assessing the likelihood that a pending claim or litigation against the Group will succeed, or a liability will arise, quantifying the possible range of final settlement. These judgments are made by management with the support of internal specialists, or with the support of outside consultants such as legal counsel. Because of the inherent uncertainties in this evaluation process, actual results may be different from these estimates.

(2)  Estimating service revenues earned but not yet billed:

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

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

b.	Critical judgments in applying the Group's accounting policies (continued)

    (4)   Deferred tax assets:

Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is probable that sufficient and suitable taxable profits will be available in the future, against which the reversal of the temporary differences can be deducted, taking into account any legal restrictions on the length of loss-carryforward period. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, loss-carryforward periods, and tax planning strategies. See also note 25.

(5) Determining CGUs for impairment tests of assets with finite useful lives:

For the purposes on impairment tests on assets with finite useful lives, the recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs. The Group uses judgment in determining which inflows generated are largely independent of those from other assets or groups of assets, thus determining the CGU to which an asset belongs.

In the beginning of 2012, management undertook a program to integrate the fixed-line segment structure. As a result the reporting, monitoring, measuring results of operations and allocating resources structures were integrated, and the inflows of the VOB/ISP operations of Partner were no longer considered independent and separable from the inflows of the VOB/ISP operations of 012 Smile, since management allocated sale efforts between these operations, based on marketing requirements, considering the products to be substitutes. Since the inflows of these operations are inter-dependent, management has determined these operations together represent the smallest identifiable group of assets which generate largely independent cash inflows, and therefore represent a single VOB/ISP CGU.

(6) Determining CGUs for impairment tests of goodwill:

For the purpose of goodwill impairment testing, the goodwill is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the business combination. Such allocation represents the lowest level at which the goodwill is monitored for internal management purposes and is not larger than an operating segment.

For the purpose of impairment testing, the Group made judgments to determine the group of CGUs to which goodwill is allocated that represent the lowest level within the Group at which goodwill is monitored by management for internal reporting. In the beginning of 2012 management undertook a program to integrate the fixed-line segment structure that included aggregating all the fixed-line activities of the Group under the responsibility of Head of Fixed-Line Division. As a result of this integration the reporting and monitoring structure was aligned with the fixed-line segment, and goodwill, in an amount of NIS 407 million, is now allocated to a single group of CGUs which constitute all the operations of the fixed-line segment. See also note 13.

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

The purchase price for the acquisition of 012 Smile was NIS 650 million which included the acquisition of all of the outstanding shares of 012 Smile and a loan from the previous shareholder to 012 Smile. The Company had previously paid NIS 30 million as a deposit for the acquisition. The remaining NIS 620 million was funded by cash on hand of NIS 158 million and notes payable of NIS 462 million. As part of the Transaction, 012 Smile undertook a liability to the Company by an amount similar to the abovementioned loan. As part of the Transaction, the Company also guaranteed the bank loans and other bank guarantees, which were provided to 012 Smile, in a total amount of approximately NIS 800 million. For information about developments occurred after the acquisition date in respect of 012 Smile's indebtedness see notes 15.

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
650

The fair value of the trade receivables purchased was NIS 225 million. The book value was NIS 226 million less allowance for doubtful debts of NIS 1 million.

Intangible assets include, among other assets: trade name that was valued using the "Relief from Royalty" method, an approach under which fair value is estimated to be the present value of royalties saved; and customer relationships that were valued using the "Multi-Period Excess Earning" method, an approach under which the Company estimates the present value of expected cash flows resulting from the existing customer relationships. See note 2(g) for the amortization method and expected useful lives of intangible assets acquired in the business combination.

Goodwill in the amount of NIS 494 million arisen upon the acquisition date of 012 Smile on March 3, 2011 was recognized as the excess of the consideration transferred over the net fair value of the identifiable assets acquired, and identifiable liabilities and contingent liabilities assumed. The goodwill is allocated to the fixed-line segment. The goodwill represents assets and earnings that do not form separable identifiable assets under IFRS3, but are expected to contribute to the future results of the fixed-line segment: reduction in costs through synergies and economies of scale expected from combining the operations of 012 Smile and the Company; market knowledge; and highly skilled workforce. The total amount of goodwill that was expected to be deductible for income tax purposes as of the acquisition date is NIS 212 million. See also note 13.

Regarding impairment charges recorded in 2011, see notes 11, 12 and 13.

 PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2012
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	3,564	1,076		4,640
Inter-segment revenue - Services	28	134	(162)
Segment revenue - Equipment	896	36		932
Total revenues	4,488	1,246	(162)	5,572

Segment cost of revenues - Services	2,351	861		3,212
Inter-segment cost of revenues- Services	134	28	(162)
Segment cost of revenues - Equipment	787	32		819
Cost of revenues	3,272	921	(162)	4,031
Gross profit	1,216	325		1,541

Operating expenses	584	203		787
Other income, net	110	1		111
Operating profit	742	123		865
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	562	164		726
–Other (1)	10	1		11
Adjusted EBITDA (2)	1,314	288		1,602
Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				726
- Finance costs, net				234
- Other (1)				11
Profit before income tax				631

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2011
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	4,219	1,005		5,224
Inter-segment revenue - Services	29	122	(151)
Segment revenue - Equipment	1,748	26		1,774
Total revenues	5,996	1,153	(151)	6,998

Segment cost of revenues – Services	2,601	969		3,570
Inter-segment cost of revenues- Services	122	29	(151)
Segment cost of revenues - Equipment	1,379	29		1,408
Cost of revenues	4,102	*1,027	(151)	4,978
Gross profit	1,894	126		2,020

Operating expenses	712	*290		1,002
Impairment of goodwill		87		87
Other income, net	105			105
Operating profit (loss)	1,287	(251)		1,036
Adjustments to presentation of Adjusted EBITDA
– Depreciation and amortization	590	182		772
– Impairment of intangible assets, deferred expenses and goodwill (see note 13)		349		349
– Other (1)	19	2		21
Adjusted EBITDA (2)	1,896	282		2,178
Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				(772)
- Impairment of intangible assets, deferred expenses and goodwill				(349)
- Finance costs, net				(294)
- Other (1)				(21)
Profit before income tax				742

* Including impairment charges, see note 13.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2010
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Total segment revenue - Services	5,555	107		5,662
Inter-segment revenue - Services	20	57	(77)
Segment revenue - Equipment	987	25		1,012
Total revenues	6,562	189	(77)	6,674
Segment cost of revenues – Services	3,174	133		3,307
Inter-segment cost of revenues- Services	57	20	(77)
Segment cost of revenues - Equipment	751	35		786
Cost of revenues	3,982	188	(77)	4,093
Gross profit	2,580	1		2,581
Operating expenses	760	25		785
Other income, net	64			64
Operating profit (loss)	1,884	(24)		1,860
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	633	36		669
–Impairment of intangible assets	16			16
–Other (1)	25			25
Adjusted EBITDA (2)	2,558	12		2,570
Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				(669)
- Impairment of intangible assets				(16)
- Finance costs, net				(181)
- Other (1)				(25)
Profit before income tax				1,679

(1) Mainly employee share based compensation expenses.

(2) Adjusted EBITDA as reviewed by the CODM, represents Earnings Before Interest (finance costs, net), Taxes, Depreciation, Amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of segment profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures in other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and employee share based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.
Financial risk factors

The Group is exposed to a variety of financial risks: credit, liquidity and market risks as part of its normal course of business. The Group's risk management objective is to monitor risks and minimize the possible influence that results from this exposure, according to its evaluations and expectations of the parameters that affect the risks. The Group uses freestanding derivative instruments in order to partially cover its exposure to foreign currency exchange rates. The freestanding derivative instruments are used for economic risk management that does not qualify for hedge accounting under IAS 39. The Group does not hold or issue derivative financial instruments for trading purposes.

1. Risk Management

Risk management is carried out by the treasury department under policies and/or directions resolved and approved by the board of directors.

2. Market risks

(a)  Description of market risks

The Group enters into foreign currency freestanding derivative transactions in order to protect itself against the risk that the eventual Dollar and Euro cash flows resulting from the anticipated payments, mainly in respect of trade receivables and trade payables denominated in foreign currencies are affected by changes in foreign currencies exchange rates.

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

Cash flow risk due to interest rate changes and CPI changes

The Group is exposed to fluctuations in the Israeli Consumer Price index (CPI), as some of the Group's non-current borrowings and notes payable are linked to the CPI. The Group did not enter into CPI hedging transaction in 2011 and 2012.

Furthermore, the Group's notes payable and non-current borrowings bearing variable interest rate cause cash flow risks. Based on simulations performed, an increase (decrease) of 1% interest rates during 2012 in respect of the abovementioned financial instruments would have resulted in an increase (decrease) in interest expenses of NIS 12 million. The Group does not enter into interest rate hedging transactions.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

   2. Market risks (continued)

   (a)    Description of market risks (continued)

Foreign exchange risk

The Group's operating income and cash flows are exposed to currency risk, mainly due trade receivables and trade payables denominated in foreign currencies. As part of its risk management policy the Group enters into forward exchange contracts to partially mitigate the exposure to fluctuations in foreign exchange rates (mainly USD and EURO).

(b)   Analysis of linkage terms of financial instruments balances

The Group's exposure to foreign currency risk and CPI was based on the following financial instruments:

	December 31, 2012
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS linked to CPI	NIS unlinked	Total
	New Israeli Shekels In millions
Current assets
Cash and cash equivalents	3			545	548
Trade receivables	8	47		1,342	1,397
Other receivables				20	20
Derivative financial instruments (*)	1				1

Non- current assets
Trade receivables				509	509

Total assets	12	47		2,416	2,475

Current liabilities
Current maturities of notes payable and of other liabilities and current borrowings			120	186	306
Trade payables	110	61		695	866
Parent group - trade	45			25	70
Payables in respect of employees and other payables (mainly institutions)	1		2	108	111
Derivative financial instruments (*)	14				14

Non- current liabilities
Notes payable			1,046	1,275	2,321
Bank borrowings			1,007	726	1,733

Total liabilities	170	61	2,175	3,015	5,421

(*)	Relates to freestanding forward derivative financial instruments and embedded derivative financial instruments.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

  2.  Market risks (continued)

   (b)  Analysis of linkage terms of financial instruments balances (continued)

	December 31, 2011
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS linked to CPI	NIS unlinked	Total
	New Israeli Shekels In millions
Current assets
Cash and cash equivalents	2	1		529	532
Trade receivables	25	15		1,478	1,518
Other receivables				15	15
Derivative financial instruments (*)	24				24

Non- current assets
Trade receivables				856	856

Total assets	51	16		2,878	2,945

Current liabilities
Current maturities of notes payable and of other liabilities and current borrowings			424	74	498
Trade payables	139	66		708	913
Parent group - trade	87			55	142
Payables in respect of employees and other payables (mainly institutions)	2		5	207	214
Derivative financial instruments (*)	3				3

Non- current liabilities
Notes payable			1,148	1,457	2,605
Bank borrowings			992	1,076	2,068
Other non-current liabilities	1				1

Total liabilities	232	66	2,569	3,577	6,444

(*)	Relates to freestanding forward derivative financial instruments and embedded derivative financial instruments.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

  2.  Market risks (continued)

   (c)   Sensitivity analysis

A change of the CPI as at December 31, 2010, 2011 and 2012 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.
	Change	Equity	Profit
		New Israeli Shekels In millions

December 31, 2010
Increase in the CPI of	2.0%	(40)	(40)
Decrease in the CPI of	(2.0)%	40	40

December 31, 2011
Increase in the CPI of	2.0%	(51)	(51)
Decrease in the CPI of	(2.0)%	51	51

December 31, 2012
Increase in the CPI of	2.0%	(44)	(44)
Decrease in the CPI of	(2.0)%	44	44

A change of the USD exchange rate as at December 31, 2010, 2011 and 2012 would have increased (decreased) equity and profit by the amounts shown below. This analysis is based on contractual balances of assets and liabilities denominated or linked to USD, assuming that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels In millions

December 31, 2010
Increase in the USD of	5.0%	1	1
Decrease in the USD of	(5.0)%	(1)	(1)

December 31, 2011
Increase in the USD of	5.0%	6	6
Decrease in the USD of	(5.0)%	(6)	(6)

December 31, 2012
Increase in the USD of	5.0%	3	3
Decrease in the USD of	(5.0)%	(3)	(3)

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

  2.  Market risks (continued)

   (c)    Sensitivity analysis (continued)

Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange	Exchange
	rate of one	rate of one	Israeli
	Dollar	Euro	CPI*
At December 31:
2012	NIS 3.733	NIS 4.921	219.80 points
2011	NIS 3.821	NIS 4.938	216.27 points
2010	NIS 3.549	NIS 4.738	211.67 points
Increase (decrease) during the year:
2012	(2.3)%	(0.35)%	1.6%
2011	7.7%	4.2%	2.2%
2010	(6)%	(12.9)%	2.7%

* Based on the index for the month ending on the end of each reporting period, on the basis of 1993 average = 100 points.

(d) Details regarding the derivative financial instruments - foreign exchange and CPI risk management

The notional amounts of derivatives as of December 31, 2010, 2011 and 2012 are as follows:

	New Israeli Shekels
	December 31
	2010	2011	2012
	In millions
Forward transactions pay NIS, receive NIS linked to Israeli CPI	80	-	-
Forward transactions pay NIS, receive USD	334	382	373
Forward transactions pay Euro, receive USD	-	100	247
Embedded derivatives pay USD, receive NIS	144	56	64

The table above is based on the amounts of currencies to be received, translated into NIS at the exchange rates prevailing at each of the reporting dates above, respectively.

See also (a)(4) below  regarding maturity dates of the derivative financial instruments.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

3. Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's trade receivables, and also from cash and cash equivalents, freestanding forward contracts, and other receivables. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group conducts credit evaluations on receivables of certain types over a certain amount, and requires collaterals against them. Management monitors outstanding receivable balances and the financial statements include appropriate allowances for estimated irrecoverable amounts.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the reporting period was:

	New Israeli Shekels
	December 31
	2011	2012
	In millions
Cash and cash equivalents	532	548
Trade receivables including non-current amounts	2,374	1,906
Forward exchange contracts on foreign currencies	24	-
Other receivables	15	20
	2,945	2,474

The cash and cash equivalents are held in leading Israeli commercial banks, rated by Standard & Poor's Maalot at between ilAA-/Stable to ilAA+/stable. The Forward contracts are signed with leading Israeli commercial banks, rated by Standard & Poor's Maalot at between ilAA/Stable to ilAA+/Stable.

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

  4.   Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, without incurring unacceptable losses or risking damage to the Group's reputation. The Group's policy is to ensure that it has sufficient cash and cash equivalents, and credit facilities to meet expected operational expenses, dividends and financial obligations.

The following are the contractual undiscounted maturities of financial liabilities, including estimated interest payments:

December 31, 2012	1st year	2nd year	3rd year	4 to 5 years	More than 5 years	Total
	New Israeli Shekels In millions
Notes payable series B	136	132	128	124		520
Notes payable series C	23	23	23	499	238	806
Notes payable series D	16	16	16	141	469	658
Notes payable series E	238	228	218	405		1,089
Bank borrowings	63	367	357	520	715	2,022
Trade and other payables	962					962
Parent group - trade	70					70
Derivative financial instruments	14					14
	1,522	766	742	1,689	1,422	6,141

See notes 15 and 16 in respect of bank borrowings and notes payable.

  b.   Capital risk management

Credit rating: On December 6, 2012 Standard & Poor's Maalot ("S&P Maalot"), reaffirmed the Company’s credit rating of  ilAA-/Negative on a local scale.

See note 15(3) regarding financial covenants.

See note 21(c) regarding dividends.

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

As detailed in note 2(k) the financial instruments are categorized as following:

Fair Value Through Profit or Loss (FVTPL); Loans and Receivables (L&R); Amortized Cost (AC).

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

		December 31, 2011			December 31, 2012
	Category	Carrying amount	Fair value	Interest rate used (**)	Carrying amount	Fair value	Interest rate used (**)
		New Israeli Shekels In millions
Assets
Cash and cash equivalents	L&R	532	532		548	548
Trade receivables	L&R	2,374	2,395	7.55%	1,906	1,907	6.77%
Other receivables (*)	L&R	15	15		20	20
Derivative financial instruments	FVTPL Level 2	24	24		1	1
Liabilities
Notes payable series A	AC	393	394	Market quote	-	-
Notes payable series B	AC	470	475	Market quote	478	503	Market quote
Notes payable series C	AC	678	666	Market quote	688	741	Market quote
Notes payable series D	AC	540	473	Market quote	540	515	Market quote
Notes payable series E	AC	917	944	Market quote	921	987	Market quote
Trade payables (*)	AC	913	913		866	866
Bank borrowing bearing variable interest (*)	AC	700	700		376	376
Bank borrowings bearing fixed interest- unlinked	AC	450	470	5.29%	350	388	3.51%
Bank borrowings bearing fixed interest - linked to the CPI	AC	514	487	3.80%	522	545	1.83%
Bank borrowings bearing fixed interest - linked to the CPI	AC	509	504	3.64%	485	519	1.71%
Parent group – trade (*)	AC	142	142		70	70
Finance lease obligation (*)	AC	3	3		1	1
Derivative financial instruments	FVTPL Level 2	3	3		14	14

(*)	The fair value of this current financial instrument does not differ significantly from its carrying amount, as the impact of discounting is not significant.

(**)	Weighted average of interest rate used to calculate the fair value based on discounted cash flows.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – TRADE RECEIVABLES

(a)	Composition:

	New Israeli Shekels
	December 31
	2011	2012
	In millions
Trade (current and non-current)	2,743	2,212
Deferred interest income	(125)	(84)
Allowance for doubtful accounts	(244)	(222)
	2,374	1,906
Current	1,518	1,397
Non – current	856	509

Non-current trade receivables bear no interest. These balances are in respect of equipment sold in installments (18-36 monthly payments). The current amount is computed on the basis of the interest rate relevant at the date of the transaction (2011 – 5.53% - 7.81%) (2012 – 6.77% - 7.25%).

During 2011 and 2012 the Company factored non-current trade receivables resulting from sales of handsets through credit cards in an amount of NIS 383 million and NIS 321 million, respectively. The factoring was executed through a clearing company, on a non-recourse basis. The factoring of accounts receivable was recorded by the Company as a sale transaction under the provisions of IAS 39. The resulting costs were charged to "finance expenses" in the statement of income, as incurred.

The Group does not have continuing involvement in the factored non-current trade receivables.

(b)	Allowance for doubtful accounts:

The changes in the allowance for the years ended December 31, 2010, 2011 and 2012 are as follows:

	New Israeli Shekels
	Year ended
	2010	2011	2012
	In millions
Balance at beginning of year	249	256	244
Receivables written-off during the year as uncollectible	(43)	(55)	(69)
Charge or expense during the year	50	43	47
Balance at end of year	256	244	222

Doubtful accounts expenses are recorded in the statement of income under General and Administrative expenses.

See note 7(a)(3) regarding trade receivables credit risk.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – TRADE RECEIVABLES (continued)

(b)       Allowance for doubtful accounts (continued)

The aging of gross trade receivables and their respective allowance for doubtful accounts as of December 31, 2011 and 2012 is as follows:

	Gross	Allowance	Gross	Allowance
	New Israeli Shekels In millions
	December 31
	2011		2012
Not past due	2,350	41	1,867	31
Past due less than one year	211	68	163	60
Past due more than one year	182	135	182	131
	2,743	244	2,212	222

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – INVENTORY

a.     Composition

	New Israeli Shekels
	December 31
	2011	2012
	In millions
Handsets	129	67
Accessories and other	14	12
Spare parts	12	12
ISP modems, routers, servers and related
equipment	7	7
	162	98

b. Inventories at December 31, 2012, are presented net of write offs due to decline in value in the amount of NIS 2 million (December 31, 2011 - NIS 5 million).

The cost of inventory recognized as expenses and included in cost of revenues for the years ended December 31, 2011 and 2012 amounted to NIS 1,434 million, and NIS 841 million, respectively.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – PROPERTY AND EQUIPMENT

	Communication network (**)(*)	Computers and information systems(*)	Optic fibers and related assets	Office furniture and equipment	Property and leasehold improvements	Total
	New Israeli Shekels In millions
Cost
Balance at January 1, 2010	1,931	222	301	27	200	2,681
Additions	224	99	27	4	28	382
Disposals	26	4	-	10	-	40
Balance at December 31, 2010	2,129	317	328	21	228	3,023

Acquisition of 012 Smile	101	27		7	24	159
Additions	217	45	37	5	37	341
Disposals	57	35	1	3	24	120
Balance at December 31, 2011	2,390	354	364	30	265	3,403

Additions	295	61	48	3	17	424
Disposals	184	14		2	4	204
Balance at December 31, 2012	2,501	401	412	31	278	3,623

Accumulated Depreciation
Balance at January 1, 2010	459	64	25	14	55	617
Depreciation for the year	278	50	19	9	29	385
Disposals	23	4	-	10	-	37
Balance at December 31, 2010	714	110	44	13	84	965

Depreciation for the year	369	66	26	6	35	502
Disposals	55	35		2	23	115
Balance at December 31, 2011	1,028	141	70	17	96	1,352

Depreciation for the year	352	62	23	5	42	484
Disposals	183	14		2	4	203
Balance at December 31, 2012	1,197	189	93	20	134	1,633

Carrying amounts, net

At December 31, 2010	1,415	207	284	8	144	2,058
At December 31, 2011	1,362	213	294	13	169	2,051
At December 31, 2012	1,304	212	319	11	144	1,990

(*)    Including finance leased in an immaterial amount.

(**)	Cost additions in 2011 and 2012 include capitalization of salary expenses an amount of approximately NIS 16 million and NIS 24 million, respectively.

Depreciation expenses are included in the statement of income: in cost of revenues NIS 363 million, NIS 470 million and NIS 454 million; selling and marketing expenses NIS 10 million, NIS 15 million and NIS 13 million; and general and administrative expenses NIS 12 million, NIS 17 million and NIS 17 million for the years ended December 31, 2010, 2011 and 2012 respectively. See also note 2(f).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – INTANGIBLE ASSETS

  Intangible assets with finite economic useful lives:

	Licenses	Trade name	Customer relationships	Subscriber acquisition and retention costs	Computer software(*)	Total
	New Israeli Shekels In millions
Cost
Balance at January 1, 2010	2,092		18	181	407	2,698
Additions				72	52	124
Disposals	7			187	45	239
Balance at December 31, 2010	2,085		18	66	414	2,583
Acquisition of 012 Smile	3	73	258	35	39	408
Additions				33	127	160
Disposals				51	112	163
Balance at December 31, 2011	2,088	73	276	83	468	2,988
Additions				9	134	143
Disposals				20	139	159
Balance at December 31, 2012	2,088	73	276	72	463	2,972

Accumulated amortization and impairment
Balance at January 1, 2010	1,093		10	70	265	1,438
Amortization for the year	80		3	141	60	284
Impairment charge				16		16
Disposals				187	45	232
Balance at December 31, 2010	1,173		13	40	280	1,506
Amortization for the year	81	4	29	52	75	241
Impairment charge		14	73	27		114
Disposals				51	112	163
Balance at December 31, 2011	1,254	18	115	68	243	1,698
Amortization for the year	82	5	25	19	85	216
Disposals				20	139	159
Balance at December 31, 2012	1,336	23	140	67	189	1,755

Carrying amounts, net
At December 31, 2010	912		5	26	134	1,077
At December 31, 2011	834	55	161	15	225	1,290
At December 31, 2012	752	50	136	5	274	1,217

(*)	Cost additions in 2010, 2011, and 2012 include capitalization of salary expenses of approximately NIS 15 million, NIS 29 million and NIS 37, respectively.

Amortization expenses including impairment charges in amounts of NIS 300 million, NIS 238 million and NIS 187 were charged to cost of revenues, for the years ended December 31, 2010, 2011 and 2012 respectively; amounts of NIS 117 million and NIS 29 million were charged to selling and marketing cost, for the years ended December 31, 2011, 2012. See also note 2(g).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – DEFERRED EXPENSES – RIGHT OF USE

New Israeli Shekels in millions
Cost
Balance at January 1, 2011	-
Acquisition of 012 Smile	311
Additional payments during the year	27
Balance at December 31, 2011	338
Additional payments during the year	25
Balance at December 31, 2012	363

Accumulated amortization and impairment
Balance at January 1, 2011	-
Amortization during the period (*)	29
Impairment charge (see note 13(a))	148
Balance at December 31, 2011	177
Amortization during the period	26
Balance at December 31, 2012	203

Carrying amount, net
At December 31, 2011	161
Current	19
Non-current	142

Carrying amount, net
At December 31, 2012	160
Current	22
Non-current	138

See also note 18(5).

(*) The amortization was recorded for the period beginning March 3, 2011 the date of acquisition of 012 Smile, and until December 31, 2011.

The amortization charges are classified as cost of revenues in the statement of income.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – IMPAIRMENT TESTS

a.	Impairment tests of assets with finite useful economic lives

(1)	Subscriber acquisition and retention costs

In December 2010, an amendment to the Telecommunications Law was substantially enacted, effective February 2011, which determined that customers with commitment agreements for no more than 100 cellular telephone lines that terminate a commitment agreement during the commitment period may not be charged a penalty that exceeds 8% of the subscriber's average monthly bill for operator’s services until termination, multiplied by the balance of the remaining number of months in the commitment period. For commitment agreements signed prior to February 1, 2011, these new provisions will apply to subscribers with no more than 50 cellular telephone lines.

As a result, the Group recorded in 2010 impairment of intangible asset of cellular subscriber acquisition and retention costs (cellular segment) in an amount of NIS 16 million.

In August 2011, an additional amendment to the Telecommunications Law was enacted with respect to exit fees charged from subscribers of various other telecommunications operators: cable and satellite, internet, fixed-line telephony and international telephony. According to the amendment, new subscribers may not be charged exit fees while existing subscribers with average monthly bills lower than NIS 5000, may be charged exit fees of no more than 8% of the subscriber's average monthly bill for operator’s services until termination, multiplied by the balance of the remaining number of months in the commitment period.

As a result, the Group recorded in 2011 impairment of intangible asset of VOB and ISP subscriber acquisition costs (fixed-line segment) in an amount of NIS 27 million. The impairments were charged to cost of revenues.

Effective April 2012, an additional amendment was enacted which determines that subscribers who signed commitment agreements after November 1, 2011, will not be charged exit fees at all. The amendment applies to subscribers with commitment agreements for no more than 100 lines that terminate a commitment agreement during the commitment period. This had no material impact on the financial statements.

(2)
Assets of the VOB/ISP CGU

During December 2011, Bezeq International Ltd. completed the installation of an underwater cable between Israel and Italy and began commercial use thereafter. In addition, Tamares Telecom Ltd. was in the final stages of laying another underwater cable which was completed in January 2012, allowing new communication channels between Israel and Western Europe. The additional capacity significantly increased the level of competition in the market for international connectivity services that, until December 2011, had been comprised of a sole monopoly supplier. The increased competition in the market for international connectivity services during the fourth quarter of 2011 led to a sharp decline in prices and the Company's expectations for increased competition in the retail ISP market that would lead to a decrease in prices and market share, indicated the need to perform an impairment test to certain assets of the fixed-line segment as at December 31, 2011.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – IMPAIRMENT TESTS

a.	Impairment tests of assets with finite useful economic lives (continued)

(2)	Assets of the VOB/ISP CGU (continued)

For the purpose of the impairment test as at December 31, 2011, the assets were grouped to the lowest level for which there are separately identifiable cash flows (CGU). The Group reviewed the recoverability of the VOB/ISP assets. As a result, an impairment charge in a total amount of NIS 235 million was recognized. The impairment charge was allocated to the assets of the CGU pro rata, on the basis of the carrying amount of each asset, provided that the impairment did not reduce the carrying amount of an asset below the highest of its fair value less costs to sell and its value-in-use, and zero. Accordingly, the following impairment charges were recorded in 2011with respect to the assets of the above CGU:

(a) Trade name by NIS 14 million, recorded in selling and marketing expenses.

(b) Customer relationships by NIS 73 million, recorded in selling and marketing expenses.

(c) Right of use (see note 12) by NIS 148 million, recorded in cost of revenues.

The recoverable amount as at December 31, 2011 was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations. The value in use calculations use pre-tax cash flow projections covering a five-year period and using extrapolation with specific adjustments expected until 2027, and a pre-tax discount rate of 12.5%. The value-in-use calculations included all factors in real terms.

The impairment test as at December 31, 2011 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods. See also notes 2(j), 4(a)(2), 4(b)(6).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
NOTE 13 – IMPAIRMENT TESTS

b.	Goodwill impairment tests

The goodwill was allocated to the fixed-line segment in an amount of NIS 494 million in a business combination on March 3, 2011 (see note 5).

Goodwill impairment test as of December 31, 2011

For the purpose of impairment testing as of December 31, 2011, the goodwill was allocated to CGU and to a group of CGUs within the fixed-line segment that are expected to benefit from the synergies of the combination and represent the lowest level for which the goodwill is monitored for internal management purposes:

(1)	ISP/VOB, and ILD group of CGUs NIS 426 million,
(2)	Transmission and PRI CGU NIS 68 million.

For the purpose of the goodwill impairment test as of December 31, 2011, the recoverable amount was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculation which was determined higher than fair value less costs to sell. The value-in-use calculations used pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rates do not exceed the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

	ISP/VOB and ILD group of CGUs	Transmission and PRI CGU
Growth rate	(0.4)%	1%
After-tax discount rate	12.1%	11.5%
Pre-tax discount rate	14.9%	15%

The value-in-use calculations as of December 31, 2011 included all factors in real terms. The assumptions presented above for the ISP/VOB group of CGUs are derivative of the growth rate, after tax discount rate, and pre-tax rate for the ISP/VOB CGU: 0%, 11.5%, and 13.1%, and for the ILD CGU:   (-1)%, 13%, and 17.6%, respectively.

The impairment test as of December 31, 2011 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 4(a)(6) and note 2(i).

As a result of the impairment test, the Group recorded as of December 31, 2011 an impairment charge to goodwill in respect of the ISP/VOB and ILD group of CGUs in 2011 in the amount of NIS 87 million.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – IMPAIRMENT TESTS (continued)

b.	Goodwill impairment tests (continued)

Goodwill impairment test as of December 31, 2012

Since the beginning of 2012, management undertook a program to integrate the fixed-line segment structure, that included aggregating all the fixed-line activities of the Group under the responsibility of Head of Fixed-Line Division. As a result of this integration the reporting and monitoring structure was aligned with the fixed-line segment and goodwill is now allocated to a single group of CGUs which constitute all the operations of the fixed-line segment, in an amount of NIS 407 million.

For the purpose of impairment testing as of December 31, 2012, this group of CGUs now represents the lowest level within the Group at which goodwill is monitored by management for internal reporting purposes.

For the purpose of the goodwill impairment test as of December 31, 2012, the recoverable amount was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rates do not exceed the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

Growth rate	(negative 0.2%)
After-tax discount rate	11.7%
Pre-tax discount rate	15.7%

The impairment test as of December 31, 2012 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 4(a)(6) and note 2(i).

As a result of the impairment test, the Group determined that no goodwill impairment exists as of December 31, 2012.

Sensitivity Analysis:

Sensitivity analysis was performed for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 11.7% (10.53% to 12.87%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable minus 0.2% (minus 1.2% to 0.8%), assuming all other variables constant. Results showed that no impairment charge is required.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – PROVISIONS INCLUDING DISMANTLING AND RESTORING SITES OBLIGATION

	Dismantling and restoring sites obligation	Legal claims*	Handset warranty
	New Israeli Shekels In millions
Balance as at January 1, 2012	25	54	11
Additions during the year	3	10	14
Reductions during the year	(1)	(9)	(20)
Unwind of discount	1
Balance as at December 31, 2012	28	55	5
Non-current	28	-	-
Current	-	55	5

Balance as at December 31, 2011	25	54	11
Non-current	25	-	-
Current	-	54	11

* See also note 20

Dismantling and restoring sites obligation

The abovementioned additions during the year and reductions during the year are non-cash transactions recorded against property and equipment.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 – BANK BORROWINGS

(1)    Credit Facilities

The Group had credit facilities from leading Israeli commercial banks as follows:

(a)
Facility D received by the Company on November 24, 2009, in the amount of NIS 700 million. No amounts were drawn under this facility as of December 31, 2011. In July 2012, the Group initiated a reduction of credit Facility D to NIS 25 million. The Company was charged a commitment fee of 0.4% per year for undrawn amounts.

(b)
012 Smile also had a credit facility in the amount of NIS 80 million. This facility was partially used as of December 31, 2011 to secure bank guarantees. In July 2012, the credit facility was reduced to NIS 35 million. 012 Smile was charged a commitment fee of 0.4% per year for undrawn amounts.

Both credit facilities expired on December 31, 2012.

(2)     Bank Borrowings

The Group has received bank loans from leading Israeli commercial banks. The Group may, at its discretion prepay the loans, subject to certain conditions, including that the Group shall reimburse the bank for losses sustained by the bank as a result of the prepayment. The reimbursement is mainly based on the difference between the interest rate that the Group would otherwise pay and the current market interest rate on the prepayment date.

The Israeli Prime interest rate is determined by the Bank of Israel and updated on a monthly basis. The Israeli Prime interest rate as of December 31, 2011 and 2012 was 4.25% and 3.25% per year, respectively.

Bank borrowings as of December 31, 2012:

	Total principal (**)	Date originally received	Linkage terms	Annual interest rate
	(NIS m)
Loan A (*)	522	Nov 11, 2010	CPI	2.75% CPI adj.
Loan C	175	Jun 8, 2010		5.7% fixed
Loan D	175	Jun 9, 2010		5.7% fixed
Loan E	376	May 8, 2011		Prime minus 0.025%
Loan F (*)	485	Apr 10, 2011	CPI	3.42% CPI adj.
	1,733

(*) The principal amounts include CPI linkage differences as of December 31, 2012

(**) All the principal amounts of the bank borrowings are non-current

Additional information:

Loan A: The interest is payable on a semi-annual basis. The principal amount is repayable in three equal annual installments between 2016 and 2018.

Loan B: On December 31, 2009, a loan was received in the amount of NIS 300 million for period of 4 years, bearing variable interest at the rate of the Israeli Prime interest rate minus a margin of 0.35%. The interest was payable quarterly. The principal was payable in one payment at the end of the loan period. On July 25, November 25 and December 9, 2012, the Company prepaid principal portions of Loan B in the amounts of NIS 25 million, NIS 70 million and NIS 205 million, respectively, which were due originally in December 28, 2013, thus completing full and final redemption of Loan B.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15– BANK BORROWINGS (continued)

Loan C: The principal and interest are payable annually. The loan is for a period of 10 years.  On March 22, 2012, the Company prepaid the current portion of principal outstanding of the loan in the amount of NIS 25 million, which was due originally in June 8, 2012. On December 6, 2012, the Company prepaid the current portion of principal outstanding of the Loan in the amount of NIS 25 million, which was due originally on June 8, 2013.

Loan D: The principal and interest are payable annually. The loan is for a period of 10 years. On July 26, 2012, the Company prepaid current portion of principal outstanding of the loan in the amount of NIS 25 million, which was due originally on June 9, 2013.

Loan E: The interest is payable every three months. On March 28, 2012, the Company prepaid current portion of principal outstanding of the Loan in the amount of NIS 24 million, which was due originally in May 8, 2012. The principal installments payable are as follows: NIS 112 million on May 8, 2014, NIS 112 million on May 8, 2015, and NIS 152 million on May 8, 2019.

Loan F: On April 10, 2011, 012 Smile prepaid its long term bank loans and obtained a new loan from a leading Israeli commercial bank in a principal amount of NIS 500 million. The interest is payable quarterly. On July 25, 2012, the Group prepaid the current portion of linked principal outstanding of the loan in the amount of NIS 31 million, which was due originally in December 31, 2012. The principal is payable as follows (linked to the CPI as of December 2012): NIS 144.5 million on December 31, 2014, NIS 144.5 million on December 31, 2015, and NIS 196 million on December 31, 2019.

(3)	Financial covenants:

The terms of bank loans require the Group to comply with financial covenants on a consolidated basis. Their main provisions are two ratios:

(1)
The ratio of (a) the amount of all financial obligations of the Company including bank guarantees that the Company has undertaken ("Total Debt") to (b) EBITDA less Capital Expenditures shall not exceed 6.5 (the ratio as of December 31, 2011 and 2012 was 3.1 and 4.3, respectively); and

(2)	The ratio of (a) Total Debt to (b) the EBITDA of the Company shall not exceed 4 (the ratio as of December 31, 2011 and 2012 was 2.4 and 2.8, respectively).

EBITDA is defined as the sum of (a) the net income before extraordinary items, (b) the amount of tax expenses set against the net profits including, without double counting,  any provisions for tax expenses, (c) and depreciation and amortization expenses, and (d) any finance costs, net.

Capital Expenditures are defined as any expenditure classified as fixed and intangible asset in the financial statements.

The usage of the term "Adjusted EBITDA" as in the segment information is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and employee share based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods.
The Group was in compliance with all covenants stipulated for the years 2011 and 2012. The covenants are measured every six months on an annualized basis of twelve months and are based on the financial results for the preceding period of twelve months.

(4)	Negative pledge:

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

 PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - NOTES PAYABLE

Notes payable series A

On March 31, 2005, the Company completed an offering of NIS 2,000 million of unsecured notes, which were issued at their NIS par value. The notes have been registered in Israel and were traded on the Tel-Aviv Stock Exchange ltd. (TASE). Of these notes approximately NIS 36.5 million were purchased by PFC, a consolidated subsidiary. PFC also received an additional allocation of notes having an aggregate principal amount of NIS 500 million. These notes that PFC received pursuant to this additional allocation do not confer the right to receive any payment whatsoever on account of principal or interest until they are sold by PFC to a third party.

The net proceeds from the offering were approximately NIS 1,929 million after deducting the notes purchased by PFC, commissions and offering expenses.

The principal amount of the Notes was payable in 12 equal quarterly installments, beginning June 30, 2009. The notes bore NIS interest at the rate of 4.25% per annum, linked to the Israeli Consumer Price Index, which was payable quarterly on the last day of each quarter, commencing June 30, 2005.

The principal payments due, linked to the CPI in effect as at each reporting date are as follows (net of amounts due to PFC):

	New Israeli Shekels
	December 31
	2011	2012
	In millions
Year ending December 31:
2012	393	-
	393	-
Less - offering expenses	*	-
Less - current maturities	393	-
Included in non-current liabilities	-	-

(*) Representing an amount less than a million

On April 1, 2012, the Company completed full and final redemption of notes payable series A

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - NOTES PAYABLE (continued)

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

The notes are listed for trade on the TASE. In the event the Notes are deregistered from the TASE (except deregistration resulting from merger or debt arrangement), the following undertakings will become effective :(i) to pay additional interest at an annual rate of 0.6% until a prospectus or a shelf offering report is published for the listing for trade of the Notes on the TASE; (ii) a negative pledge (subject to certain carve-outs); and (iii) to undertake additional events of default of the Notes, as follows: (a) the rating of the Notes in Israel decreases below BBB (by Standard & Poor’s Maalot or an equivalent rating by another rating agency) on a local scale; and (b) The Company fails to comply with its existing financial covenants.

The Notes have been rated ilAA-, on a local scale, by Standard & Poor’s Maalot.

    The principal payments due, linked to the CPI in effect as at each reporting date are as follows:

	New Israeli Shekels
	December 31
	2011	2012
	In millions
Year ending December 31:
2013	118	120
2014	118	120
2015	118	120
2016	118	120
	472	480
Less - offering expenses	2	2
Less - current maturities	-	120
Included in non-current liabilities	470	358

  PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - NOTES PAYABLE (continued)

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

    The principal payments due, linked to the CPI in effect as at each reporting date are as follows:

	New Israeli Shekels
	December 31
	2011	2012
	In millions
Year ending December 31:
2016	227	230
2017	227	230
2018	227	230
	681	690
Less - offering expenses	3	2
Included in non-current liabilities	678	688

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - NOTES PAYABLE (continued)

Notes payable series D
On April 25, 2010 the Company issued Series D Notes in a principal amount of NIS 400 million. The principal amount of Series D notes is repayable in five equal annual installments between 2017 and 2021 and is not linked. The principal bears variable interest that is based on the yield of 12 month government bonds ('Makam') issued by the government of Israel and updated quarterly, plus additional annual interest of 1.2%. The interest is payable quarterly. The interest rates paid (in annual terms, and including the additional interest of 1.2%) are as follows:

•	From the issuance date to June 30, 2010: 3.4%
•	From July 1, 2010 to September 30, 2010: 3.29%
•	From October 1, 2010 to December 30, 2010: 3.62%
•	From December 31, 2010 to March 30, 2011: 3.67%
•	From March 31, 2011 to June 30, 2011: 4.47%
•	From July 1, 2011 to September 30, 2011: 4.72%
•	From October 1, 2011 to December 30, 2011: 4.15%
•	From December 31, 2011 to March 30, 2012: 3.73%
•	From March 31, 2012 to June 30, 2012: 3.80%
•	From July 1, 2012 to September 30, 2012: 3.39%
•	From October 1, 2012 to December 30, 2012 : 3.41%

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

       The principal payments due, in effect as at each reporting date are as follows:

	New Israeli Shekels
	December 31
	2011	2012
	In millions
Year ending December 31:
2017	109	109
2018	109	109
2019	109	109
2020	109	109
2021	109	109
	545	545
Less - offering expenses and discount	5	5
Included in non-current liabilities	540	540

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - NOTES PAYABLE (continued)

Notes payable series E

On April 25, 2010 the Company issued Series E Notes in a principal amount of NIS 400 million. The principal amount of Series E notes is repayable in five equal annual installments between 2013 and 2017 and is not linked. The principal bears fixed interest of 5.5% payable on a semi-annual basis. Series E Notes were listed for trading on the TASE.

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

Repurchase of notes payable series E:

In August 2012 the Company repurchased NIS 0.65 million par value of notes payable series E, at a transaction price of 0.9954 NIS per par value, following Board of Directors' resolution to approve a debt buy-back plan of the Company's series B, C, D and E Notes which are traded on the TASE.

       The principal payments due, in effect as at each reporting date are as follows:

	New Israeli Shekels
	December 31
	2011	2012
	In millions
Year ending December 31:
2013	186	186
2014	187	187
2015	187	187
2016	187	187
2017	187	187
	934	934
Less - offering expenses and discount	17	13
Less - current maturities	-	186
Included in non-current liabilities	917	735

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. See also note 2(p).

(1)	Defined contribution plan:

The Group had contributed NIS 5 million, NIS 14 million, NIS 17 million for the years 2010, 2011 and 2012 respectively, in accordance with section 14. The contributions in accordance with the aforementioned section 14 commenced in 2009 (see note 2p(i)(1)).

(2)	Defined benefit plan:

The amounts recognized in the statement of financial position, in respect of a defined benefit plan (see note 2p(i)(2)) include the following:

	New Israeli Shekels
	December 31
	2011	2012
	In millions
Present value of funded obligations	177	190
Less: fair value of plan assets	132	140
Liability for employee rights upon retirement, net	45	50
Assets held for employee rights upon retirement, net	3	-
Liability in the statement of financial position, net – presented as non-current liability	48	50

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

Changes during the year in the obligation recognized in the statement of financial position for post-employment defined benefit plans were as follows:

	New Israeli Shekels
	December 31
	2011	2012
	In millions
Balance at January 1st	178	177
Acquisition of subsidiary	19	-
Current service cost	31	33
Interest cost	9	8
Actuarial losses	10	28
Benefits paid	(70)	(56)
Balance at December 31st	177	190

The changes during the year in the fair value of the plan assets are as follows:

	New Israeli Shekels
	December 31
	2011	2012
	In millions
Balance at January 1st	124	132
Acquisition of subsidiary	23	-
Expected return on plan assets	6	6
Actuarial gains (losses)	(11)	11
Employer contributions	29	26
Benefits paid	(39)	(35)
Balance at December 31st	132	140

The Group expects to contribute NIS 18 million in respect of liability for severance pay under a defined benefit plan in 2013.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

The amounts recognized in the income statement are as follows:

	New Israeli Shekels
	Year ended December 31
	2010	2011	2012
	In millions
Current service cost	41	31	33
Interest cost	7	9	8
Expected return on plan assets	(6)	(6)	(6)
Total expenses recognized in the income statement	42	34	35
Charged to the statement of income as follows:
Cost of revenues	25	19	20
Selling and marketing expenses	10	9	10
General and administrative expenses	6	3	3
Finance costs, net	1	3	2
	42	34	35
Actuarial losses net, recognized in the statement of comprehensive income, before tax	8	21	17
Actual return on plan assets	6	(5)	6

The principal actuarial assumptions used were as follows:

	December 31
	2011	2012
	%	%

Interest rate (*)	4.76%, 5.02%	4.24%
Inflation rate (*)	2.2%, 2.49%	2.57%
Expected return on plan assets (*)	3.08%, 5.02%	4.24%
Expected turnover rate	1% - 60%	8% - 55%
Future salary increases	1% - 6%	1% - 26%

(*) Different assumptions for two populations for 2011 were presented as weighted averages for 2012.

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – COMMITMENTS

(1)	Royalty Commitments

The Company is committed to pay royalties to the Government of Israel on its "income from cellular services" and also income from fixed-line phone services as defined in the "Telecommunications (Royalties) Regulations, 2001" (hereafter - the Regulations), which includes all types of income of the Company from the granting of communication services under the licenses - including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications license and deducting bad debts, payments to another communication licensee in respect of interconnection, and payments for roaming services to foreign operators.

According to the international and the domestic communication licenses terms (see also note 1(c)), 012 Smile and Partner Land-Line Communications Solutions are obligated to pay royalties to the Government of Israel at the rate of 1% of the royalty-bearing income. The royalty-bearing income is Income from International Long Distance services as well as domestic fixed-line phone services as defined in the Regulations, which includes all types of income of the Company from the granting of communication services under the licenses – including connection fees, but excluding income transferred to another holder of a communications license and deducting bad debts and payments to another communication licensee in respect of interconnection.

Following the approval of the Israeli Parliament's finance committee on July 10, 2012, the regulations that regulate the royalty rates that apply to general licensees for the provision of mobile radio telephone services using the cellular method (MRT), general licensees for the provision of domestic fixed-line telecommunication services (domestic fixed-line operators, including exclusive domestic fixed-line operators) and general licensees for the provision of international long distance (ILD) services, were amended on August 1,  2012.

Following the amendment of the regulations, the rates of the royalties paid to the state by the Partner Group were reduced in 2012 and shall be abolished as of 2013 onwards.

With respect to Cellular Communications Services, the royalty rate for the year 2012 was 2.5% from the beginning of the year until May 23, 2012, 1% from May 24, 2012 until July 31, 2012 and 0.292% for the remainder of the year, provided that the annual royalty rate for the year 2012 is 1.3%. This royalty rate is reduced compared with the previous arrangement according to which the royalty rate was 2.5% from the beginning of the year until May 23, 2012 and 1% for the remainder of the year;
From 2013 onwards, the royalty rate shall be 0% (instead of 1% for the same period.)
With respect to Fixed-line and ILD Communications Services, the royalty rate from 2013 onwards shall be 0% (instead of 1% for the same period).

The royalty expenses are included in cost of revenues, see note 22(a).

(2)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. The Company paid a total amount of approximately NIS 59 million for the year 2010. For the year 2011, the Company paid an amount of NIS 11 million which is after a deduction of amounts the Company was eligible to receive in accordance with the High Court of Justice's decision; the amount due before the reduction was approximately NIS 58 million. For the year 2012, the company paid a total amount of approximately NIS 59 million. See also note 20(b)(1).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – COMMITMENTS (continued)

(3)
At December 31, 2012, the Group is committed to acquire property and equipment and software elements for approximately NIS 156 million, including future payments in respect of the Ericsson contract. (See note 2(f)).

(4)
At December 31, 2012, the Group is committed to acquire inventory in amount of approximately NIS 1,388 million; of which an amount of NIS 21 million is from Scailex, a related party. This includes the following: The Company has entered into a new agreement with Apple Distribution International for the purchase and resale of iPhone handsets and accessories in Israel (the "Apple Agreement"). The term of the Apple Agreement is three years, during which Partner has agreed to purchase a minimum quantity of iPhone handsets per year, which will represent a significant portion of the Company's expected handset purchases over that period.

(5)	Right of Use (ROU)

012 Smile signed a long-term agreement with a service provider to receive indefeasible Rights of Use (ROU) of international capacity through submarine infrastructure until 2023 with an option to extend the agreement until 2027. As of December 31, 2012, 012 Smile is committed to pay over the following years capital expenditures in the amount NIS 234 million. The committed annual payments (excluding maintenance fees) as of December 31, 2012 are:

New Israeli Shekels in millions
2013	18
2014	18
2015	18
2016	24
2017 and thereafter	156
234

In addition, under the terms of the ROU agreements, 012 Smile is committed to pay annual maintenance fees during the usage period. The total aggregated expected maintenance fee for the years 2013-2023 is approximately NIS 144 million. All payments under the ROU agreements are linked to the USD.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – COMMITMENTS (continued)

(6)
In April 2012 - the Company has entered into a five-year agreement with Bezeq - The Israel Telecommunication Corp., Ltd. ("Bezeq"), effective as of January 1, 2012, for the supply of transmission services for use in Partner's mobile network ("the Bezeq Agreement"). According to the Bezeq Agreement, the minimum annual commitment is NIS 55 million for the year 2012 and will gradually increase to NIS 71 million for the year 2016 due to the increase in the scope of the capacity to be purchased in accordance with the layout agreed upon by the parties.

(7)	Liens and guarantees

The Group has provided bank guarantees in respect of licenses (see note 1 (c),(d)).

In addition, the Group has provided bank guarantees to other parties in an aggregate amount of approximately NIS 32 million as of December 31, 2012.

(8)	License for the use of the orange brand

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

Royalties payable are based on a percentage of the Company’s relevant revenues from the provision of services offered under the Orange brand.

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

(9)	See note 15(3) regarding financial covenants and note 15(4) regarding negative pledge.

(10)	See note 19 in respect of operating leases.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 – OPERATING LEASES

The Group has entered into operating lease agreements as follows:

(1)
In the beginning of 2010 an amendment to the lease agreements for the Company's headquarters facility in Rosh Ha'ayin was signed, according to which the lease term is until the end of 2016, and the Company has an option to shorten the lease period to end in 2014. The rental payments are linked to the Israeli CPI.

(2)
012 Smile leases an office facility in Petach Tikva for its headquarter. In July 2012, the lease was extended until the end of February 2013, by which time most of the facility will be vacated. The remaining area of the facility which will not be vacated has been leased under an agreement until the end of July 2013, with an option to extend the lease for an additional year.

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

(5)	As of December 31, 2012 operating lease agreements in respect of vehicles are for periods of up to three years. The rental payments are linked to the Israeli CPI.

(6)	Non-cancelable minimum operating lease rentals in respect of all the above leases are payable including option periods which are reasonably certain are as follows:

New Israeli Shekels
December 31, 2012
In millions
2013	234
2014	201
2015	171
2016	154
2017	109
2018 and thereafter	291
1,160

(7)	The rental expenses for the years ended December 31, 2010, 2011 and 2012 were approximately NIS 268 million, NIS 296 million, and NIS 290 million, respectively.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – LAWSUITS AND LITIGATIONS

A.	Claims

In the ordinary course of business, the Group is involved in a number of lawsuits. The costs that may result from these lawsuits are only accrued for when it is probable that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amounts of the provisions recorded are based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings that may require a reassessment of this risk. The Group's assessment of risk is based both on the advice of legal counsel and on the Group's estimate of the probable settlement amount that is expected to be incurred, if such a settlement will be agreed by both parties. Total provision recorded in the financial statements in respect of all lawsuits against the Group amounted to NIS 55 million at December 31, 2012. (See also note 14).

Described below are the main litigation and claims against the Group:

1.	Consumer claims

a.	Alleged illegal collection of charges, claims or breach of the Consumer Protection Law and Customer agreement claims

This category includes lawsuits and motions for the recognition of these lawsuits as class actions with respect to alleged unlawful collection of charges from customers or alleged breach of the Consumer Protection Law.

Described hereunder are the outstanding consumer purported class actions with respect to lawsuits with a total claim amount of NIS 7,124 million or which have not been quantified, broken down by the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	17	689
NIS 100- 400 million	10	2,155
NIS 400 million -NIS 1 billion	3	1,580
Over NIS 1 billion	1	2,700
Unquantified claims	2	-
Total	33	7,124

Out of the claims in the above table, there are two claims that the court approved as class actions:

1.
During 2008, several claims and motions to certify the claims as class actions were filed against several international telephony companies including 012 Smile. The plaintiffs allege that with respect to prepaid calling card services, the defendants misled the consumers regarding certain issues, charged consumers in excess, and formed a cartel that arranged and raised the prices of calling cards.

In the event of certification of the Suit and the Amended Suit as class actions the total amount claimed against 012 Smile is NIS 354 million. Plaintiffs claim additional damages, which are not estimated, with respect to unsuccessful attempts to make calls utilizing the cards.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

On November 3, 2010, the court granted the plaintiffs' request and certified the suit as a class action against all of the defendants. On December 13, 2010, 012 Smile filed a motion with the Supreme Court for leave to appeal on the District Court's decision granting class action certification. On April 14, 2011, the Supreme Court referred the parties to mediation. On May 10, 2012, the parties signed a compromise agreement regarding the amended request and regarding an additional lawsuit in an amount of NIS 2.7 billion, dealing with similar issues. On March 11, 2013, the parties signed a revised settlement agreement.

2.
During 2010, a claim and a motion to certify the claim as a class action were filed against Partner Communications Company Ltd. ("Partner"). The claim alleges that in the process of generating bills to its customers, Partner wrongfully miscalculates the number of minutes consumed by a customer multiplied by the tariff per minute, in Partner's favor. The total amount of damages claimed by the plaintiffs is approximately NIS 2 million. On August 18, 2011, the court granted the plaintiff's request and certified the lawsuit as a class action. On January 10, 2012, the parties filed an agreed request for the court's approval of a compromise settlement reached by the parties. On January 31, 2013 the court approved the settlement agreement which the parties are implementing.

In respect of 5 lawsuits (other than the two items mentioned above) mentioned in the table above, with a total amount of NIS 3,327 million, the parties filed requests to approve settlement agreements.

In addition to the claims in the above table, during 2012 and 2013, the court dismissed 14 claims and their request to certify the claims as a class action in a total amount of NIS 1,629 million.

b.	Alleged breach of license, Telecom law

This category includes lawsuits and motions for the recognition of these lawsuits as class actions with respect to alleged breaches of licenses or the Communications Law (Telecommunications and Broadcasting).

Described hereunder are the outstanding consumer purported class actions with respect to lawsuits with a total claim amount of NIS 9,453 million or which have not been quantified, broken down by the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	14	510
NIS 100-400 million	2	294
NIS 400 million -NIS 1 billion	1	560
Over NIS 1 billion	1	8,089
Unquantified claims	4	-
Total	22	9,453

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

Out of the claims in the above table, there are two claims that the court approved as a class actions:

1.
On July 14, 2010, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that during the period between September 3, 2007 and December 31, 2008, Partner charged some of its subscribers for a time unit which is longer than 12 seconds while this charge was inconsistent with Partner's license. The total amount claimed from Partner is estimated by the plaintiffs to be more than the minimum amount for the authority of the District Court in Israel, which is NIS 2.5 million. On September 6, 2012, the court certified the claim as a class action. In light of the fact that Partner has already credited the relevant customers, Partner does not anticipate that it will be required to pay any additional amounts to the said customers.

2.
On September 26, 2011, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner unlawfully charged payments from costumers who requested to port-in their phone number from another cellular operator for services which were given to them prior to the completion of the port-in. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 25 million. On March 3, 2013, The Tel-Aviv District Court approved the motion and recognized the lawsuit as a class action. At this stage, the trial will begin to be heard as an ordinary civil claim. Partner estimates that even if the claim will be decided in favor of the relevant costumers, the damages that Partner will be required to pay for are immaterial.

In respect of one lawsuit mentioned in the table above, with a total amount of NIS 560 million, the parties filed requests to approve a settlement agreement.

In addition to the claims in the above table, during 2012, the court dismissed 6 claims and their request to certify the claims as a class action in a total amount of NIS 320 million.

2.	Environmental clais

This category includes two lawsuits and motions for the recognition of these lawsuits as class actions with respect to environmental issues.  As of the date of approval of these financial statements, the amounts claimed from this group sum up to NIS 4,610 million.

In addition, during 2012, the court dismissed a claim and the request to certify the claim as a class action in an amount of NIS 333 million.

3.	Employees and suppliers claims

On May 22, 2011, a civil claim was filed against Partner. The claim alleges that Partner breaches copyrights that allegedly belong to the plaintiff. The total amount claimed from Partner is approximately NIS 40 million. The claim is still in the preliminary stage and a number of hearings have been held. The court has referred the parties to mediation.

4.	Other claims

In addition to all the above mentioned claims the Group is a party to various claims arising in the ordinary course of its operations.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

B.	Contingencies in respect of regulatory demands and building and planning procedures

(1)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due. Cost of revenue was reduced by approximately NIS 50 million in 2010 following a Supreme Court decision in December 2010 to fully accept the Company's petition against the MOC regarding the amount of frequency fees that the Company should have paid for frequencies allocated to the Company. In addition, an amount of approximately NIS 10 million was recorded in other income in the financial statement. In December 28, 2011, the Company received an amount of approximately NIS 11 million as a final payment according to the Court's decision. This payment was recorded as a reduction of frequency fees and as other income (approximately NIS 6 million and NIS 5 million, respectively). See also note 18(2).

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

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators. This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36. Between January 3, 2006 and December 31, 2012 the Company provided the local authorities with 452 indemnification letters as a pre-condition for obtaining building permits.

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

NOTE 21 – EQUITY AND SHARE BASED PAYMENTS

a.	Share capital:

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange Ltd. under the symbol "PTNR", and are quoted on the NASDAQ Global Select Market™, in the form of American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, under the symbol "PTNR", according to the dual listing regulations. The ADSs are evidenced by American Depositary Receipts ("ADRs") originally issued by JPMorgan Chase, as depositary under the Deposit Agreement, dated as of November 1, 1999, among the Company, JPMorgan Chase and the registered holders, from time to time, of ADRs. ADSs were first issued in October 1999. Since March 2006 and until November 2011, the Bank of New York Mellon served as the Company's depository for ADSs.  Since November 2011, Citibank, N.A. serves as the Company's depository for ADSs.

Under the provisions of the Company's licenses (note 1(c)), restrictions are placed on transfer of the Company's shares and placing liens thereon. The restrictions include the requirement that the advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company's shares to a third party.

Through December 31, 2008 the Company purchased its own 4,467,990 shares at the cost of NIS 351 million ("treasury shares"). In accordance with the Israeli Companies Law, the treasury shares are considered dormant shares as long as they are held by the Company, and as such they do not bear any rights (including the right to vote and to receive dividends) until they are transferred to a third party.

The holders of ordinary shares are entitled to receive dividends as declared. See also (c) below in respect of dividends.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees – share options

(1)	Description of the option plan

Share options were granted to employees in accordance with the 2004 Plan. The 2004 Share Option (the "2004 Plan") is administered by the Compensation Committee of the Board of Directors. Subject to the restrictions of the Companies Law, the compensation committee is authorized, among other things, to exercise all the powers and authorities, either specifically granted to it under the 2004 Plan or necessary or advisable for the administration of the 2004 Plan. The ordinary shares derived from the exercise of the options confer the same rights as the other ordinary shares of the Company.

The principal terms of the 2004 Plan, as they have been amended over time, are summarized below:

-	Granting, exercise and tax treatment: Options under the 2004 Plan may be granted without consideration to employees, directors, officers and advisors.

The total number of Company's shares reserved for issuance upon exercise of all options granted under the 2004 Plan is 13,917,000 shares. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will not exceed ten years from the date of option grant.

The options are granted to employees under the provisions of the capital gains tax route provided for in Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan, which is the amount of the benefit taxable as work income in the hands of the employee, while the part of the benefit that is taxable as capital gains in the hands of the employee is not allowable.

-	Vesting: Vesting periods are between 1 to 4 years, as determined by the Board of Directors at the time of granting the options.

-	Acceleration of vesting and adjustment: In the event of a change of control or voluntary winding up, option vesting and exercisability of outstanding options shall be accelerated.

Upon the occurrence of any merger, consolidation, reorganization or similar event, or other substantially similar corporate transaction or event, equitable changes or adjustments to the number of shares subject to each outstanding option will be made in order to prevent dilution or enlargement of the option holders’ rights.

-
Exercise price adjustment: In the event of a dividend distribution other than in the ordinary course, the exercise price of outstanding options shall be reduced by an amount which the Board of Directors considers such distribution will have or will be likely to have on the trading price of the ordinary shares.

On December 27, 2009, following the resolution regarding the capital reduction in the amount of NIS 1.4 billion, the Board of Directors approved a reduction to the exercise price in an amount equivalent to 50% of the amount of the distribution per share. The exercise price was reduced on the record date on March 7, 2010 (see also note 21(d)).

For options granted between February 23, 2009 (the date of the relevant amendment to the 2004 Plan) and May 7, 2012, in the event of a dividend distribution in the ordinary course in an amount in excess of 40% (or another threshold as established by the Board of Directors) of the Company’s net income for the relevant period (the “Excess Dividend”), the exercise price for such options shall be reduced by the amount of the Excess Dividend per ordinary share.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees – share options (continued)

For Options granted on or after May 8, 2012, a dividend-adjustment mechanism was amended, which reduces the exercise price of such options following each dividend distribution in the ordinary course of business by the gross dividend amount so distributed, per ordinary share ("Full Dividend Mechanism").

-
Cashless exercise:  The exercise price of the options is based on the fair market value of the Company’s shares at the time of grant, defined as of any date as the average of the closing sale price of ordinary shares published by the Tel-Aviv Stock Exchange during the immediately preceding 30 trading days.

Options granted on or after February 23, 2009 (the date of the amendment to the 2004 Plan), may only be exercised on a cashless basis, and the Board of Directors may require holders to so exercise their vested options during a fixed period.  (Holders of options granted before February 23, 2009, may choose between cashless exercise and the regular option exercise procedure.)  In accordance with such cashless exercise, the option holder would receive from the Company, without payment of the exercise price, only the number of shares whose aggregate market value equals the economic gain which the option holder would have realized by selling all the shares purchased at their market price, net of the option exercise price.

(2)	Information in respect of options granted

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

In 2012 1,795,340 share options were granted to senior officers and managers of the Company and its subsidiary following the approval of the Company's Board of Directors.

Through December 31, 2012 – 19,395,615 options have been granted to the Group's senior officers and employees pursuant to the 2004 Plan, of which 5,628,113 options have been exercised, 5,963,912 options were forfeited and 279,842 options expired (options forfeited and expired are available for subsequent grants), and 7,523,748 remained outstanding.

The outstanding options as of December 31, 2012 comprise: 3,723,702 exercisable options,    1,725,915 options expected to become exercisable in 2013, 2,000,798 options expected to become exercisable in 2014, and 73,333 options expected to become exercisable in 2015. In respect of which, and as of December 31, 2012, the company expects to record a total amount of compensation expenses of approximately NIS 8 million during the next three years.

The expenses recognized in respect of the fair value of the options granted in the years ended December 31, 2010, 2011, and 2012 are NIS 23 million, NIS 19 million, and NIS 11 million respectively.

As of December 31, 2012 an amount of 756,139 options of the 2004 Plan remained ungranted.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

(3)	Options status summary as of December 31, 2010, 2011 and 2012 and the changes therein during the years ended on those dates:

	Year ended December 31
	2010		2011		2012
	Number	Weighted average exercise price	Number	Weighted average exercise price**	Number	Weighted average exercise price**
		NIS		NIS		NIS
Balance outstanding at the
beginning of the year	5,315,945	*56.47	6,826,275	55.88	6,452,891	52.98
Changes during the year:
Granted	3,310,500	**62.40	2,977,275	50.87	1,795,340	18.42
Exercised ***	(1,529,795)	*44.82	(1,454,250)	47.57	-
Forfeited	(270,375)	*58.48	(1,896,409)	56.59	(449,266)	54.97
Expired					(275,217)	56.07
Balance outstanding at the end of the year	6,826,275	**55.88	6,452,891	52.98	7,523,748	44.02
Balance exercisable at the end of the year	2,243,022	**47.91	2,145,389	53.49	3,723,702	53.61

*   After taking into account the dividend benefit.

**	After taking into account the dividend benefit and the exercise price amendment on July 2010, see (b)(2) above.

***
The number of shares issued as a result of the 1,454,250 options that were exercised during 2011 is 396,532 due to the Cashless mechanism. The number of shares issued as a result of the 1,529,795 options that were exercised during 2010 is 809,040 due to the Cashless mechanism.

	Options granted in 2010	Options granted in 2011	Options granted in 2012
		NIS
Weighted average fair value of options granted using the Black & Scholes option-pricing model – per option	9.68	6.28	3.74
The above fair value is estimated on the grant date based on the following weighted average assumptions:
Expected volatility	29%	27%	30.46%
Risk-free interest rate	2.9%	3.65%	2.52%
Expected life (years)	3	3	3
Dividend yield	5.08%	5.01%	*

*   Due to the Full Dividend Mechanism, for grants made on or after May 8, 2012, the expected dividend yield used in the fair value determination of such options was 0% for the purpose of using the Black & Scholes option-pricing model.

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

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

(4)       Information about outstanding options by expiry dates

Share options outstanding as of December 31, 2012 have the following expiry dates and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS*
2013	275,000	58.75
2014	410,116	48.85
2015	13,375	26.21
2016	32,500	29.45
2017	71,000	53.44
2019	1,304,042	51.16
2020	1,317,600	59.96
2021	2,310,175	48.77
2022	1,789,940	17.60
	7,523,748	44.02

Share options outstanding as of December 31, 2011 have the following expiry dates and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS*

2012	205,700	57.64
2014	399,191	48.70
2015	13,375	26.21
2016	32,500	29.45
2017	81,000	53.44
2018	12,500	61.53
2019	1,513,750	51.16
2020	1,433,700	60.81
2021	2,761,175	50.54
	6,452,891	52.98

Share options outstanding as of December 31, 2010 have the following expiry dates and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS*
2011	8,750	21.72
2014	403,316	49.95
2015	283,542	61.90
2016	299,167	60.39
2017	133,250	55.07
2018	12,500	61.53
2019	3,317,750	51.44
2020	2,368,000	61.95
	6,826,275	55.88

*	After taking into account the dividend benefit and the exercise price amendment on July 2010, see (b)(2) above.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

  NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

c.	Dividends

On August 13, 2012 the Company's Board of Directors approved the distribution of a cash dividend (in respect of the first half of 2012) in the amount of NIS 1.03 per share (approximately NIS 160 million) to shareholders of record on August 29, 2012. The dividend was paid on September 11, 2012.

	For the year ended December 31,
	2010		2011		2012
	Per share in NIS	NIS in millions	Per share in NIS	NIS in millions	Per share in NIS	NIS in millions
Dividends declared during the year	7.82	1,212	4.17	648	1.03	160
Tax withheld		(17)		(6)
Previously withheld tax - paid during the year		14		17		7
Net Cash flow in respect of dividends during the year		1,209		659		167

On March 16, 2010, the Company's Board of Directors approved a dividend policy, targeting minimum of 80% payout ratio of annual net income for the year 2010. This dividend policy was reaffirmed by the Board of Directors with respect to 2011 and, on March 21, 2012, with respect to 2012. In September 2012, the Board of Directors resolved to cancel the existing dividend policy for 2012, and to assess dividend distributions (and their scope) from time to time, by reference to, inter alia, the Company's cash flow, profitability, debt level, debt coverage ratios and the business environment in general.

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

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – EXPENSES

(a) Cost of revenues	New Israeli Shekels
	Year ended December 31,
	2010	2011	2012
	In millions
Payments to transmission, communication and content providers	1,342	*1,098	1,153
Cost of handsets, accessories and ISP related equipment	746	1,368	788
Wages, employee benefits expenses and car maintenance	575	705	614
Depreciation, amortization and impairment charges	663	708	641
Costs of handling, replacing or repairing handsets	199	152	140
Operating lease, rent and overhead expenses	301	308	303
Network and cable maintenance	63	*133	133
Payments to internet service providers (ISP)		*94	69
Carkit installation, IT support, and other operating expenses	86	*96	80
Royalty expenses	43	63	39
Amortization of rights of use		29	26
Impairment of deferred expenses – right of use (see note 13)		148
Other	75	*76	45
Total cost of revenues	4,093	4,978	4,031

* Reclassified

(b) Selling and marketing expenses	New Israeli Shekels
	Year ended December 31,
	2010	2011	2012
	In millions
Wages, employee benefits expenses and car maintenance	228	335	299
Advertising and marketing	142	82	64
Selling commissions, net	25	82	59
Depreciation and amortization	10	45	42
Impairment of intangible assets (see note 13)		87
Operating lease, rent and overhead expenses	35	44	45
Other	39	36	42
Total selling and marketing expenses	479	711	551

(c) General and administrative expenses	New Israeli Shekels
	Year ended December 31,
	2010	2011	2012
	In millions
Wages, employee benefits expenses and car maintenance	122	100	89
Bad debts and allowance for doubtful accounts	50	42	40
Professional fees	45	41	29
Credit card and other commissions	33	42	33
Depreciation	12	17	17
Other	44	49	28
Total general and administrative expenses	306	291	236

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – EXPENSES (continued)

(d) Employee benefit expense	New Israeli Shekels
	Year ended December 31,
	2010	2011	2012
	In millions
Wages and salaries including social benefits, social security costs and pension costs, defined contribution plans and defined benefit plans	823	1,028	908
Expenses in respect of share options that were granted to employees	23	19	11
	846	1,047	919

NOTE 23 – OTHER INCOME, NET

	New Israeli Shekels
	Year ended December 31,
	2010	2011	2012
	In millions
Unwinding of trade receivables	63	104	108
Other income, net	4	3	3
Capital loss from property and equipment	(3)	(2)	(*	)
	64	105	111
* Representing an amount less than 1 million

NOTE 24 – FINANCE COSTS, NET

	New Israeli Shekels
	Year ended December 31,
	2010	2011	2012
	In millions
Net foreign exchange rate gains	16	-	8
Interest income from cash equivalents	3	10	7
Expected return on plan assets	6	6	6
Fair value gain from derivative financial instruments, net	-	18	-
Other	3	5	6
Finance income	28	39	27

Interest expenses	127	205	188
Linkage expenses to CPI	54	77	35
Interest costs in respect of liability for employees rights upon retirement	7	9	9
Fair value loss from derivative financial instruments, net	6	-	15
Net foreign exchange rate losses	-	18	-
Factoring costs, net	1	2	*
Other finance costs	14	22	14
Finance expense	209	333	261
	181	294	234

* Representing an amount less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 – INCOME TAX EXPENSES

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

In accordance with amendment to Income Tax Ordinance from August 2005, and the Law of Economic Efficiency (legislation amendments for implementation of the economic plan for the years 2009 and 2010) from July 2009, the corporate tax rate was to be gradually reduced as follows: 2010 – 25%, 2011- 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 – 20%, and for 2016 and thereafter – 18%.

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

c.	Losses carried forward to future years and other temporary differences

At December 31, 2012, certain subsidiaries of the Company did not recognize deferred tax assets in respect of carryforward tax losses of approximately NIS 139 million. The carryforward tax losses can be utilized indefinitely. The Group did not recognize deferred tax assets in respect thereof since Group's management does not expect that it is probable that sufficient taxable profits will be available in the future, against which the reversal of the temporary differences can be deducted.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 - INCOME TAX EXPENSES (continued)

d. Deferred income taxes

Balances of deferred tax asset (liability) in NIS millions are attributable to the following items:

Balance of deferred tax asset (liability) in respect of	As at January 1, 2010	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2010	Acquisition of subsidiary	Charged to the income statement	Charged to other comprehensive income	Effect of change in corporate tax rate	As at December 31, 2011	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2012
Allowance for doubtful accounts	61	(1)		60	*	(5)		6	61	(5)		56
Provisions for employee rights	14	1	2	17	1	(8)	5	2	17	(6)	4	15
Subscriber acquisition costs	10	(10)			1	(1)		*	*	*		-
Depreciable fixed assets and software	(99)	(6)		(105)	(2)	10		(26)	(123)	23		(100)
Intangibles, deferred expenses and carry forward losses	15	(2)		13	13	15		7	48	(1)		47
Options granted to employees	4	(2)		2		(1)		*	1	(1)		*
Financial instruments	4	(4)		*		*		*	*	*		-
Other	5	6		11	(1)			(1)	9	*		9
Total	14	(18)	2	(2)	12	10	5	(12)	13	10	4	27

* Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 - INCOME TAX EXPENSES (continued)

	New Israeli Shekels
	December 31,
	2010	2011	2012
	In millions
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	59	104	90
Deferred tax assets to be recovered within 12 months	44	43	38
	103	147	128
Deferred tax liabilities

Deferred tax liabilities to be recovered after more than 12 months	105	115	86
Deferred tax liabilities to be recovered within 12 months	*	19	15
	105	134	101
Deferred tax assets (liability), net	(2)	13	27

*	Representing an amount of less than NIS 1 million.

e.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b above), and the actual tax expense:
	New Israeli Shekels
	Year ended December 31
	2010	2011	2012
	In millions
Profit before taxes on income,
as reported in the income statements	1,679	742	631
Theoretical tax expense	420	178	158
Increase in tax resulting from disallowable deductions			5
for the current year mainly relating to impairment charges	8	18
Decrease (increase) in tax resulting from deferred taxes calculated based on different tax rates	(3)	7
Income not subject to tax			(1)
Temporary differences and tax losses for which no
deferred income tax asset was recognized		63	(2)
Utilization of previously unrecognized tax losses and
other temporary differences			(11)
Taxes on income in respect of previous years	5	14	2
Expenses deductible according to different tax rates	1	*
Change in corporate tax rate, see b above		12
Other	5	7	2
Income tax expenses	436	299	153

*	Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 - INCOME TAX EXPENSES (continued)

f.	Taxes on income included in the income statements:

1)	As follows:

	New Israeli Shekels
	Year ended December 31
	2010	2011	2012
	In millions
For the reported year:
Current	413	288	161
Deferred, see d above	14	(15)	(10)
Effect of change in corporate tax rate on deferred taxes		12
In respect of previous year:
Current	5	9	2
Deferred, see d above	4	5
	436	299	153

g.	Tax assessments:

1)	The Company has received final corporate tax assessments through the year ended December 31, 2008.

2)
As general rule, tax self-assessments filed by a subsidiary through the year ended December 31, 2008, and another subsidiary through the year ended December 31, 2007 are, by law, now regarded as final. However, the manager of the tax authority may direct that the abovementioned last tax self-assessment will not be regarded as final until December 31, 2013.

3)	All income before taxes and income tax expenses for all of the reporting periods are local in Israel.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 26 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Transactions with Scailex group

On May 5, 2011, the shareholders of the Company approved and ratified an amendment to the Samsung Products Agreement according to which: (a) the total volume of the annual procurement from Scailex shall not exceed NIS 550 million and will not exceed 40% of the total cost of the products purchased by the Company in a calendar year (b) if an auditor agreed upon by both parties should confirm that the annual gross profit margin of any group of products exceeds Scailex’s average gross profit margin, from the same group of products with any entity in which Scailex is not an interested party therein, Scailex shall credit the difference to the Company; and (c) The term of the Samsung Products Agreement is for a period of two years instead of three years, commencing on January 1, 2011. On January 23, 2013, the Board of Directors approved an extension of the Samsung Products Agreement for an additional period of two years, commencing on January 1, 2013, under the same terms and conditions, including that the total volume of the annual procurement from Scailex shall remain unchanged. The resolution is subject to the approval of the shareholders.

	New Israeli Shekels
	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
Transactions with Scailex group	In millions
Service revenues	1.5	0.8	0.6
Acquisition of handsets	143	478	288
Selling commissions, maintenance and other expenses (revenues)	3.8	(4)	(10)

	New Israeli Shekels
	December 31,
	2011	2012
Statement of financial position items - Scailex group	In millions
Current liabilities: Scailex group	142	70

The transactions are carried out in the ordinary course of business. Management believes that such transactions were carried out under normal market conditions.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 26 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

b.	Key management compensation

Key management personnel are the senior management of the Company and the members of the Company's Board of Directors.

	New Israeli Shekels
	Year ended December 31
	2010	2011	2012
Key management compensation expenses comprised	In millions
Salaries and short-term employee benefits	31	18	21
Long term employment benefits	37	13	6
Employee share-based compensation expenses	16	12	7
	84	43	34

	New Israeli Shekels
	December 31,
	2011	2012
Statement of financial position items - key management	In millions
Current liabilities:	5	-
Non-current liabilities:	13	13

c.	In the ordinary course of business, key management or their relatives may have engaged with the Company with immaterial transactions that are under normal market conditions.

d.
Principal shareholder: On January 29, 2013, S.B. Israel Telecom Ltd. completed the acquisition of 48,050,000 ordinary shares of the Company and became the Company's principal shareholder. See also note 1(a)

e.
In order to encourage the Company’s executive officers to remain with the Company following the acquisition by S.B. Israel Telecom of 30.87% of our issued and outstanding shares, principally from Scailex, the Company’s Board of Directors, upon the recommendation and approval of its compensation committee, adopted a two-year retention plan on December 17, 2012 that became effective upon change of control on January 29, 2013. According to the terms of the plan, retention payments will be made to each of the Company’s eligible executive officers at the first and second anniversaries of the date of adoption of the retention plan, provided the executive officer has not resigned for reasons other than for certain justified reasons, as specified in the retention plan or in case of termination by the Company. The amounts of the first and second potential retention payments are the same, and the maximum aggregate amount of all retention payments together is NIS 6.7 million.  On May 22, 2012, the Company's Board of Directors, upon the recommendation and approval of its compensation committee, adopted a retention plan for the CEO according to which the CEO will receive an amount of NIS 1.8 million, provided that the CEO does not resign during the first year of the change of control or his employment is terminated by the Company under circumstances other than those that would deny his lawful right to severance payments and advanced notice.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 27 – DILUTED EARNINGS PER SHARE

Following are data relating to the net income and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	New Israeli Shekels
	Year ended December 31
	2010	2011	2012
Profit used for the computation of
basic and diluted EPS:
Profit (in millions)	1,243	443	478
Weighted average number of shares used
in computation of basic EPS (in thousands)	154,866	155,542	155,646
Add - net additional shares from assumed
exercise of employee stock options (in thousands)	1,430	237	127
Weighted average number of shares used in
computation of diluted EPS (in thousands)	156,296	155,779	155,773

For the years ended December 31, 2010,2011  and 2012 options in the total amount of 1,087,  5,889 and 6,156 thousands respectively, were not taken into account in computation of diluted earnings (loss) per share, because of their anti-dilutive effect.