Form 20-F
period 2013-12-31
PARTNER COMMUNICATIONS CO LTD
filed 2014-03-10
CIK 1096691

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
ANNUAL REPORT
FILED PURSUANT TO SECTION 12, 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

As filed with the Securities and Exchange Commission on March 10, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ___________ Commission file number 1-14968

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

ORDINARY SHARES OF NIS 0.01 EACH 155,687,002

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

YES ☐                 NO ☒

INTRODUCTION

As used herein, references to “we,” “our,” “us,” the “Group,” “Partner” or the “Company” are references to Partner Communications Company Ltd. and its wholly-owned subsidiaries, Partner Future Communications 2000 Ltd., Partner Land-Line Communications Solutions LLP, Partner Business Communications Solutions LLP (of which Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner), and, as of March 3, 2011 (the date of acquisition),  012 Smile Telecom Ltd., except as the context otherwise requires. In addition, references to our “financial statements” are to our consolidated financial statements, unless the context requires otherwise.

The Company provides telecommunications services in the following two segments: (1) cellular telecommunications services (“Cellular Services”) and (2) fixed-line communication services (“Fixed-Line Services”), which include: (a) Internet services (“ISP”) that provide access to the internet as well as home WiFi networks, including Value Added Services (“VAS”) such as anti virus and anti spam filtering; and fixed-line voice communication services provided through Voice Over Broadband (“VOB”); (b) Transmission services and Primary Rate Interface (“PRI”); (c) International Long Distance services (“ILD”); outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. The cellular segment and the fixed-line segment also include operations of equipment selling: mainly handsets, phones, modems, data cards, domestic routers and related equipment. Unless the context indicates otherwise, expressions such as “our business,” “Partner’s business” and “the Company’s business” or “industry” refer to both Cellular and Fixed-Line Services.

In this document, references to “$,” “US$,” “US dollars,” “USD” and “dollars” are to United States dollars, and references to “NIS” and “shekels” are to New Israeli Shekels. We maintain our financial books and records in shekels. This annual report contains translations of NIS amounts into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this annual report as convenience translations could have been or could be converted from NIS into US dollars at these rates, at any particular rate or at all. The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on December 31, 2013, of NIS 3.471= US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

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

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular and fixed-line telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks see “Item 3D Risk Factors,” “Item 4 Information On The Company,” “Item 5 Operating And Financial Review And Prospects,” “Item 8A.1 Legal And Administrative Proceedings” and “Item 11 Quantitative And Qualitative Disclosures About Market Risk”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1.                      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

3A.                              Selected Financial Data

Our consolidated financial statements for the years ended December 31, 2009, 2010, 2011, 2012 and 2013, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) published by the International Accounting Standards Board (“IASB”).

The tables below at and for the years ended December 31, 2009, 2010, 2011, 2012 and 2013, set forth selected consolidated financial data under IFRS. The selected financial information is derived from our consolidated financial statements, which have been audited by Kesselman & Kesselman, our independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited. The audited consolidated financial statements at December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013, appear at the end of this report.

	Year ended December 31,
	2009	2010	2011	2012	2013	2013
	New Israeli Shekels in millions (except per share data)					US$ in millions (1)

Consolidated Statement of Income Data

Revenues	6,079	6,674	6,998	5,572	4,519	1,302

Cost of revenues	3,770	4,093	4,978	4,031	3,510	1,011

Gross profit	2,309	2,581	2,020	1,541	1,009	291

Selling and marketing expenses	387	479	711	551	462	133
General and administrative expenses	290	306	291	236	217	63
Impairment of goodwill			87
Other income, net	69	64	105	111	79	23

Operating profit	1,701	1,860	1,036	865	409	118

Finance income	22	22	33	21	29	8
Finance expenses	198	203	327	255	240	69
Finance costs, net	176	181	294	234	211	61

Profit before income tax	1,525	1,679	742	631	198	57

Income tax expenses	384	436	299	153	63	18

Profit for the year	1,141	1,243	443	478	135	39

Earnings per ordinary share and per ADS

Basic:	7.42	8.03	2.85	3.07	0.87	0.25

Diluted	7.37	7.95	2.84	3.07	0.86	0.25

Weighted average number of shares outstanding (in thousands)

Basic:	153,809	154,866	155,542	155,646	155,687	155,687
Diluted:	154,817	156,296	155,779	155,773	156,199	156,199

	Year ended December 31,
	2009	2010	2011	2012	2013	2013
	New Israeli Shekels in millions (except per share data)					US$ in millions (1)

Other Financial Data

Capital expenditures (2)	522	435	468	558	413	119

Adjusted EBITDA (3)	2,304	2,570	2,178	1,602	1,114	321

Dividend per share (4)	6.86	7.85	2.25	1.03	—	—

Capital reduction	—	9.04	—	—	—	—

Statement of Cash Flow Data

Net cash provided by operating activities	1,753	1,958	1,570	1,705	1,539	443

Net cash used in investing activities	(732)	(486)	(1,085)	(471)	(498)	(143)

Net cash used in financing activities	(876)	(1,480)	(274)	(1,218)	(1,108)	(319)

Balance Sheet Data (at year end)

Current assets	1,807	1,830	2,308	2,120	1,703	490

Non current assets	3,816	3,797	4,779	4,297	3,784	1,090

Advance payment in respect of the acquisition of 012 smile	—	30	—	—	—	—

Property and equipment	2,064	2,058	2,051	1,990	1,791	516

License and other intangible assets	1,260	1,077	1,290	1,217	1,167	336

Goodwill	—	—	407	407	407	117

Deferred income tax asset	14	—	30	36	12	4

Total assets	5,623	5,627	7,087	6,417	5,487	1,580

Current liabilities (5)	1,915	1,826	1,889	1,525	1,374	395

Long-term liabilities (5)	1,746	3,175	4,773	4,151	3,239	933

Total liabilities	3,661	5,001	6,662	5,676	4,613	1,328

Shareholders’ equity	1,962	626	425	741	874	252

Total liabilities and shareholders’ equity	5,623	5,627	7,087	6,417	5,487	1,580

(1)
The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on December 31, 2013, of NIS 3.471 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

(2)	Capital Expenditures represent additions to property and equipment and computer software.

(3)
Adjusted EBITDA as reviewed by the Chief Operating Decision Maker (“CODM”) represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. We use the term “Adjusted EBITDA” to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share-based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods.

(4)
The dividend per share was calculated in respect of the period for which it was announced. For the year ended December 31, 2013, no dividend has been declared by the Company. During 2012, the Company declared a dividend in the amount of approximately NIS 160 million (US$ 43 million), or NIS 1.03 per share. The aggregate total dividend for 2011 was NIS 350 million or NIS 2.25 per share.

(5)	See Notes 15 and 16 to the consolidated financial statements for information regarding long-term liabilities and current maturities of long-term bank loans and notes payable.

The tables below at and for the years ended December 31, 2009, 2010, 2011, 2012 and 2013, set forth a reconciliation between operating cash flow and Adjusted EBITDA.

	Year ended December 31,
	2009	2010	2011	2012	2013
	New Israeli Shekels in millions					US $ in millions (1)

Reconciliation Between Operating Cash flow and Adjusted EBITDA
Net cash provided by operating activities	1,753	1,958	1,570	1,705	1,539	443
Liability for employee rights upon retirement	(1)	(8)	26	12	14	4
Accrued interest, exchange and linkage differences on long-term liabilities	(167)	(160)	(289)	(222)	(213)	(62)
Increase (Decrease) in accounts receivable and assets:
Trade	229	214	190	(467)	(566)	(163)
Other (*)	16	34	2	16	2	1
Inventories	33	(57)	58	(65)	(5)	(1)

Decrease (Increase) in accounts payable and accruals:
Trade	(43)	40	37	106	114	33
Parent group-trade	17	(38)	(70)	72
Other (*)	(43)	(15)	54	65	17	5
Decrease (Increase) in asset retirement obligation	1	(1)	(1)	(1)	(1)	***
Income tax paid	339	426	311	153	9	3
Finance costs, net (**)	170	177	290	228	204	58

Adjusted EBITDA (2)	2,304	2,570	2,178	1,602	1,114	321

(1)
The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on December 31, 2013, of NIS 3.471 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

(2)
Adjusted EBITDA as reviewed by the Chief Operating Decision Maker (“CODM”) represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and share- based compensation expenses) and impairment charges, as a measure of segment profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. We use the term “Adjusted EBITDA” to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share-based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods.

(*)	Excluding provision for tax expenses.

(**)	Finance costs, net excluding any charge for the amortization of borrowing costs that were capitalized before the launch of the cellular network.

(***)	Representing an amount less than 1 million.

	At December 31,
	2011	2012	2013

Cellular Industry Data

Estimated population of Israel (in millions) (1)	7.8	8.0	8.1
Estimated Israeli cellular telephone subscribers (in millions) (2)	10.0	10.2	10.1
Estimated Israeli cellular telephone penetration (3)	128%	125%	125%

	Year ended December 31,
	2009	2010	2011	2012	2013

Partner Data
Cellular subscribers (000’s) (at period end) (4)	3,042	3,160	3,176	2,976	2,956
Pre-paid cellular subscribers (000’s) (at period end) (4)	811	870	894	874	823

Post-paid cellular subscribers (000’s) (at period end) (4)	2,231	2,290	2,282	2,102	2,133

Share of total Israeli cellular subscribers (at period end) (5)	32%	32%	32%	29%	29%
Average monthly usage per cellular subscriber (“MOU”) (mins.) (6)	364	366	397	450	522
Average monthly revenue per cellular subscriber including roaming (“ARPU”) (NIS) (7)	151	148	111	97	83
Churn rate for cellular subscribers (8)	18%	21%	29%	38%	39%
Number of fixed-lines (000’s) (9,10) (at period end)		69	292	288	299
ISP subscribers (000’s)(10) (at period end)		60	632	587	583

Estimated cellular coverage of Israeli population (at period end) (11)	98%	99%	99%	99%	99%

Number of employees (full time equivalent) (at period end) (12)	5,670	6,068	7,891	5,396	4,045

(1)	The population estimates are as published by the Central Bureau of Statistics in Israel as of December 31, 2013.

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

(6)
We have calculated our average monthly usage per cellular subscriber by (i) dividing, for each month in such period, the total number of minutes of usage, excluding in roaming usage, during such month by the average of the number of our subscribers, and (ii) dividing the sum of such results by the number of months in the relevant period. MOU data includes total incoming minutes to subscribers of those MVNO operators which Partner hosts on its network.  In view of the continued increase in the proportion of cellular subscribers with bundled packages that include large or unlimited quantities of minutes, the Company believes that reporting MOU is no longer beneficial to understanding the results of operation, and therefore the Company will not be reporting MOU figures in the future.

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

(9)
Fixed-lines include Primary Rate Interface (“PRI”) lines, whereby each PRI is considered  to include 30 lines according to the number of channels, Session Initiation Protocol (“SIP”) trunks and Voice over Broadband (“VoB”) lines.

(10)
Due to market developments in 2013, and in particular the increasing prevalence of bundled offerings in the market, we believe that the numbers of fixed-line and ISP subscribers no longer provide any meaningful insight in the results of operation, and we therefore will not be reporting them in the future.

(11)
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

	Year ended December 31,
	2009	2010	2011	2012	2013

Average (1)	3.927	3.732	3.579	3.844	3.609
High	4.256	3.894	3.821	4.084	3.791
Low	3.690	3.549	3.363	3.700	3.471
End of period	3.775	3.549	3.821	3.733	3.471

(1)	Calculated based on the average of the exchange rates on the last day of each month during the relevant period.

	September 2013	October 2013	November 2013	December 2013	January 2014	February 2014	March 2014 (through March 6)

High	3.632	3.567	3.569	3.53	3.507	3.496	3.492
Low	3.504	3.518	3.519	3.471	3.483	3.549	3.475

On December 31, 2013, the exchange rate was NIS 3.471 per US$1.00 as published by the Bank of Israel. Changes in the exchange rate between the shekel and the US dollar could materially affect our financial results.

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

3D.1                RISKS RELATING TO THE REGULATION OF OUR INDUSTRY

We operate in a highly regulated telecommunications market in which the regulator imposes substantial limitations on our flexibility in managing our business and seeks to increase industry competition, while limiting our ability to compete by, among other measures, giving preference to new competitors and limiting our ability to expand our business and develop our network.  These measures may increase our costs, decrease our revenues and adversely affect our business and results of operations. We are exposed to government regulatory intervention regarding a broad range of issues, such as roaming charges, interconnect tariffs and other billing and customer service matters; the terms and conditions of our subscriber agreements; obligations under our operating licenses; the construction and maintenance of antennas and other network infrastructure; the provision of infrastructure access to existing or new providers of telecommunications services; frequency allocation; limitations or other constraints on the services and products that we may sell; promotion of competition and reduction of concentration of control regulation; and anti-trust regulation. We are also affected by changes in enforcement measures in connection with violations of applicable laws.

3D.1a     Regulatory initiatives may continue to impact the cellular market, intensify competition and adversely affect our business and results of operations.

Over the last few years, the Ministry of Communications has taken active steps to increase competition in the cellular telecommunications market.  Such steps have included:

•
Granting licenses and frequencies to two facility-based competitors (HOT Mobile Ltd. ("HOT Mobile") and Golan Telecom).  In April 2011, UMTS frequencies were awarded to Mirs Communications Ltd ("MIRS") (subsequently renamed “HOT Mobile”) and Golan Telecom Ltd. (“Golan Telecom”), which entered the market in May 2012. HOT Mobile and Golan Telecom were awarded various benefits and leniencies, such as low minimum license fees and a reduction mechanism of the license fee offered to the winner (to the minimum fee set) based on the market share gained by the winner in the private sector over 5 years after being awarded the license. In order to achieve the market share, these two  competitors, have launched aggressive tariff plans which include unlimited use packages;

•
Facilitating entry of MVNOs into the market.  Since 2010, the Ministry of Communications has adopted regulations to enable Mobile Virtual Network Operators (“MVNOs”) to offer telecommunications services, and it has granted licenses to 11 MVNOs, 5 of which had entered the market as of December 31, 2013; and

•
Facilitating migration of customers between cellular companies.  On January 1, 2013, an amendment to the Communications Law (Telecommunications and Broadcasting), 1982 (the “Telecommunications Law”) became effective which prohibits cellular companies from linking cellular service transactions and handset-related transactions.  This amendment was added to previous amendments promulgated by the Ministry of Communications to facilitate the migration of subscribers among cellular companies and thus enhance competition, including the cancellation of exit fees before the end of a customer’s commitment period, cancellation of commitment periods and a prohibition on selling SIM-locked handsets.

As a result of such measures, the level of competition in the cellular market has increased, leading to a material increase in churn rate and significant price erosion. If this trend continues, it may continue to materially adversely affect our revenues. See "Item 3D.2c  Competition resulting from the full service offers by telecommunications groups, and additional entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, may continue to cause a decrease in tariffs, an increase in subscriber acquisition and retention costs, and may continue to reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations."

3D.1b      If insufficient or improperly implemented, regulatory initiatives that are intended to allow telecommunication providers, such as Partner, that do not have their own fixed-line infrastructure to include the infrastructure component as part of their bundled service offerings may negatively affect our business and results of operations.

The Ministry of Communications seeks to increase competition in the fixed-line telecommunications market by regulating wholesale market prices. Such regulation is intended to allow telecommunication providers that do not have their own fixed-line infrastructure ("New Entrants"), such as Partner, to include the infrastructure component as part of their bundled service offerings. However, if regulation of the fixed-line wholesale market is insufficient and/or improperly implemented, it may negatively affect our business and results of operations, inter alia, in relation to the following:

•
Wholesale market tariffs and margin protection. For us to compete effectively in the fixed-line market, the regulated wholesale tariffs would need to be set by the Ministry of Communications at a level which allows us to earn a reasonable profit from our business.

Bezeq-The Israel Telecommunication Corp., Ltd. (“Bezeq”) and HOT Telecom LLP (“HOT Telecom”), are the only fixed-line operators in Israel that own and operate their own fixed-line infrastructure.  Because their infrastructure costs are lower than the proposed wholesale prices to be paid by New Entrants, Bezeq and HOT Telecom will benefit from a pricing advantage over the New Entrants when offering fixed-line services in the retail market. To enable the New Entrants to compete effectively against Bezeq and HOT Telecom in the retail market while maintaining sufficient margins, the Ministry of Communications would need to establish a mechanism which prevents Bezeq and HOT Telecom from exploiting their cost advantage;

•
Technical and Operational implementation. For New Entrants to offer services of adequate quality and respond in a competitive manner to retail market demand in the fixed-line market, the Ministry of Communications must ensure that the relevant wholesale services provided by Bezeq and HOT Telecom are of sufficient technical and operational standards.

If the Ministry of Communications fails to effectively implement the measures described above, or if the operational implementation of these measures fails due to the need for financial resources, our ability to compete effectively in the fixed-line market and/or the future television market would be significantly limited.

Furthermore, in accordance with the policy of the Ministry of Communications, within nine months after the Ministry sets wholesale tariffs and service portfolios, the Ministry of Communications may allow Bezeq to offer, inter alia, bundled fixed-line and mobile telecommunications services. If the Ministry of Communications then also permits price reductions for bundled components (which is currently prohibited under structural separation provisions applicable to Bezeq) before an effective wholesale market has been implemented, Bezeq may be able to take advantage of their nationwide presence and cross-subsidization to market and sell more competitive and attractive offers than we will be able to offer, including cellular services. Bundled offerings have become more frequent in Israel and are expected to accelerate price erosion in each of the services included.

In addition, if the wholesale tariffs are set by the Ministry of Communications in a manner and/or at a level which would not allow us to offer competitive access to television networks, we would not be able to compete effectively with the bundled offerings by Bezeq and HOT Telecom which include such access.

For further discussion of important risks related to competition, see also “Item 3D.2c Competition resulting from the full service offers by telecommunications groups, and additional entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, may continue to cause a decrease in tariffs, an increase in subscriber acquisition and retention costs, and may continue to reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations.”

3D.1c      Other regulatory developments may have a negative impact on the Company’s business and results of operation.

Other regulatory developments that may have a negative impact on the Company’s business and results of operation include:

•
Proposed premium services regulation. In July 2013, the Ministry of Communications published a hearing that is intended to regulate how premium services are provided.  All premium services will be provided through only three local prefixes, two of which shall be blocked as a default. The Ministry of Communications would ban the current practice according to which some premium calls are routed abroad and charged accordingly. The revenues of the Company may be adversely affected by the results of this hearing.

•
Unified license hearing. In August 2013, the Ministry of Communications published a hearing regarding the obligation of all existing telecommunications licensees except Bezeq and HOT Telecom to be regulated by a unified general license. The Ministry proposed that existing licensees be required to conform to the unified license which would cover international Long Distance ("ILD") services, special fixed-line services, ISP and network termination point ("NTP") services. Existing licensees would have to conform to the terms of the unified license within a set period of time to be determined and afterwards to merge all relevant activities into a single corporate entity. Since the provisions of the draft unified license vary from those of the relevant existing licenses (and in many cases are more stringent), such an obligation may impose additional constraints on the Company’s business and operations in the relevant segments, have accounting implications and have an adverse effect on our financial results.

•
Proposed new regulations for the ILD market. In October 2013, the Ministry of Communications published a hearing regarding proposed new regulations for the ILD market. The Ministry proposed allowing all general telecommunications licensees (including MVNOs) to provide international call services to international destinations included in their subscribers’ tariff plans as well as to international destinations for which the tariff is lower or equal to the tariff for a domestic call on the licensee's network. The Ministry of Communications also proposed that general licensees would no longer be allowed to charge interconnect fees for outgoing international calls. The revenues of the Company would be adversely affected if these proposed new regulations are adopted.

•
Requiring the maintenance of network neutrality. A new draft bill is aimed at requiring ISP and fixed-line broadband providers to maintain "network neutrality". This bill may significantly limit our ability to manage traffic on our fixed line and ISP services and as a result would increase our expenses and reduce our profits.

•
Potential increased costs for our fixed-line services. The Ministry of Communications is considering providing new company protections for Tamares Telecom Ltd. (“Tamares”), a company which laid an underwater cable in early 2012. Such protections are intended to support Tamares’s entry into the international transmission market by setting minimum tariffs which Tamares’s main competitor, Mediterranean Nautilus Israel Ltd. (“Med Nautilus”), may charge its customers, which include Partner. Such measures may oblige us to purchase international fixed-line service capacity at higher prices than we currently pay. Because Bezeq International Ltd. (“Bezeq International”) has its own underwater cable and may supply itself with its own international transmission services at a lower cost, our ability to compete on price with Bezeq for services in the international fixed-line telecommunications market may be reduced.

•
Applicability of Charge Cards Law to Cellular Payments. During the fourth quarter of 2012, the Attorney General opined before two separate tribunals that when subscribers of cellular operators subscribe to services that are paid through the cellular operator to third party providers, this payment mechanism should be considered a credit card charge and the cellular operator as acting as the “card issuer” under the Israeli Charge Cards Law, 1986.  The operation of credit card payment systems is subject to various laws and regulations governing their set-up, operations and responsibilities vis-à-vis the card holders and the providers of the services or goods purchased using the card.  If we were required to ensure compliance with such laws and regulations, we would incur increased operating costs and face additional legal risks, which could negatively impact our results of operations.

For the reasons given above and further below, regulation of our industry has had in the past, and may in the future have, a material adverse effect on our business and results of operations. In addition, new laws, regulations or government policies, or changes in current regulations, may be adopted or implemented in a manner which damages our business and operating results. Announcements by the government of changes or other developments in applicable regulations may have a negative impact on the market value of our shares. For information regarding the principal regulations and regulatory developments affecting our business, see “Item 4B.13 Regulation”. Furthermore, defending ourselves against regulatory violations alleged by state authorities or consumers has required, and may in the future require, substantial financial and management resources. We may not always be successful in our defense, and should we be found in violation of these regulations, we and our management may be subject to civil or criminal penalties, including the loss of our operating license as well as administrative sanctions. For information regarding on-going litigation and proceedings, see “Item 8A.1 Legal And Administrative Proceedings”.

3D.1d     Recent and potential future regulation and negotiation of roaming tariffs, both within Israel and elsewhere, may increase our roaming expenses, decrease our roaming revenues and prevent us from raising our tariffs. If our competitors, including new entrants into the telecommunications market, can deliver a more cost effective roaming service or more effective roaming solutions than we do, our subscribers may migrate to those competitors and our results of operations could be adversely affected.

Regulation and negotiation of roaming charges.  The Ministry of Communications has declared its intention to evaluate roaming charges.  In 2008, the government instructed the Ministry of Communications, together with other ministries, to negotiate a reduction of inbound and outbound roaming tariffs with the European Union (“EU”) and/or members of the EU or countries frequently visited by Israelis, and to consider other tools for reducing roaming charges.  As a result, in the last few years the Ministry of Communications has requested Partner and its competitors to provide information regarding our roaming services and tariffs. If roaming tariffs are reduced as a result of the review by the Ministry of Communications or as a result of the proposed negotiations or otherwise, if additional EU member operators raise their tariffs, or if we are not able to raise our tariffs or otherwise compensate for possibly higher roaming expenses, our profitability and results of operations could be materially adversely affected.

Competition in roaming.  Some of our competitors may be able to obtain lower roaming rates than us either because they have larger call volumes or through their affiliations with other international cellular operators. Some competing service providers use alternative technologies for roaming that bypass the existing method of providing roaming services.  In addition, the entry into the market of MVNOs and two infrastructure based cellular operators has increased competition in the roaming market, since some of the entrants offer roaming solutions that allow them to set lower roaming charges. In addition, the requirement to sell unlocked handsets facilitates the ability of subscribers to use local SIM cards in their handsets when traveling abroad, which may compete with our roaming services and negatively affect our revenues and profits from roaming. Further competition in roaming services (both inbound and outbound) has arisen and may arise in the future from pure internet-based services such as Skype, Viber and WhatsApp, as well as other operator products which use VoIP applications.

Reliance on other service providers for roaming.  We rely on agreements to provide roaming capability to our subscribers in many areas outside Israel. However, we cannot control the quality of the service that other telecommunication companies provide or whether they will be able to provide the services at all, and it may be inferior to our quality of service.  Our subscribers also may not be able to use some of the advanced features that they enjoy when making calls on our network. As a result, we may lose some of our customers’ roaming traffic to other roaming solutions, which would negatively impact our results of operations from this important source of earnings.

3D.1e     We have had difficulties obtaining some of the building and environmental permits required for the erection and operation of our network sites, and some building permits have not been applied for or may not be fully complied with. These difficulties could have an adverse effect on the coverage, quality and capacity of our network. Operating network sites without building or other required permits, or in a manner that deviates from the applicable permit, may result in criminal or civil liability to us or to our officers and directors.

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

For the reasons described in further detail below, we have had difficulties obtaining some of the building permits required for the erection and operation of our network sites. As of December 31, 2013, less than 10% of our network sites were operating without local building permits or exemptions which, in our opinion, are applicable.  In addition, some of our network sites are not built in full compliance with the applicable building permits.

Network site operation without required permits or that deviates from the permit has in some cases resulted in the filing of criminal charges and civil proceedings against us and our officers and directors, and monetary penalties against the Company, as well as demolition orders. See “Item 8A.1 Legal And Administrative Proceedings ”. In the future, we may face additional demolition orders, monetary penalties (including compensation for loss of property value) and criminal charges. The prosecutor’s office has set up a national unit to enforce planning and building laws. The unit has stiffened the punishments regarding violations of planning and building laws, particularly against commercial companies and its directors. If we continue to experience difficulties in obtaining approvals for the erection and operation of network sites and other network infrastructure, this could have an adverse effect on the extent, coverage and capacity of our network, thus impacting the quality of our cellular voice and data services, and on our ability to continue to market our products and services effectively. In addition, as we seek to improve the range and quality of our services, we need to further expand our network, and difficulties in obtaining required permits may delay, increase the costs or prevent us from achieving these goals in full. Our inability to resolve these issues could prevent us from maintaining the quality requirements contained in our license.

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

The Plan is in the process of being changed. See “Item 4B.13g Network Site Permits”.

Uncertainties regarding the validity of exemptions for wireless access devices. We have set up several hundred small communications devices, called wireless access devices, pursuant to a provision in the Telecommunications Law which exempts such devices from the need to obtain a building permit. A claim was raised that the exemption does not apply to cellular communications devices and the matter reached first instance courts a number of times, resulting in conflicting decisions. This claim is included in an application to certify a class action filed against the three principal Israeli cellular operators. In May 2008, a district court ruling adopted the position that the exemption does not apply to wireless access devices. We, as well as our competitors, filed a request to appeal this ruling to the Supreme Court. In May 2008, the Attorney General filed an opinion regarding this matter stating that the exemption does apply to wireless radio access devices under certain conditions. Two petitions were filed with the High Court of Justice in opposition to the Attorney General’s opinion. The matter is still pending before the Supreme Court and the High Court of Justice.  See “Item 4B.13g Network Site Permits”.

If a definitive court judgment holds that the exemption does not apply to cellular devices at all, we may be required to remove the existing devices. As a result, our network capacity and coverage would be negatively impacted, which could have an adverse effect on our revenue and results of operations.

Uncertainties regarding requirements for repeaters and other small devices. We, like the other cellular operators in Israel, provide repeaters, also known as bi-directional amplifiers, to subscribers seeking an interim solution to weak signal reception within specific indoor locations. In light of the lack of a clear policy of the local planning and building authorities, and in light of the practice of the other cellular operators, we have not requested permits under the Planning and Building Law, 1965 ("Planning and Building Law") for the repeaters. However, we have received an approval to connect the repeaters to our communications network from the Ministry of Communications and have received from the Ministry of Environmental Protection permit types for all our repeaters. If the local planning and building authorities determine that permits under the Planning and Building Law are also necessary for the installation of these devices, or any other receptors that we believe do not require a building permit, it could have a negative impact on our ability to obtain permits for our repeaters.

In addition, we construct and operate microwave links as part of our transmission network. The various types of microwave links receive permits from the Ministry of Environmental Protection in respect of their radiation level. Based on an exemption in the Telecommunications Law, we believe that building permits are not required for the installation of most of these microwave links on rooftops, but to the best of our knowledge, there is not yet a determinative ruling on this issue by the Israeli courts. If the courts determine that building permits are necessary for the installation of these sites, it could have a negative impact on our ability to obtain environmental permits for these sites and to deploy additional microwave links, and could hinder the coverage, quality and capacity of our transmission network.

The Ministry of Environmental Protection’s Request for the Installment of Monitoring Devices. In May 2010, the Ministry of Environmental Protection notified the Company of a new condition for all of the Company’s network site operation permits, according to which the Company must install in its systems software (provided by the Ministry of Environmental Protection) that continuously monitors and reports the level of power created in real time from the operation of its network sites. The Ministry of Environmental Protection refused to provide the Company with any technical data regarding the monitoring software and therefore the Company cannot anticipate the manner of operation of the software nor its reliability. The Company complied with the Ministry of Environmental Protection’s condition. Since the installment of the software, the Company has received several alerts reporting exceeded transmission power at some of the Company’s cell sites. All purported alerts were examined by the Company’s engineers and were found to be baseless. In addition, the Ministry of Environmental Protection has sent to all the cellular network operators notice of an administrative and criminal enforcement procedure that will be implemented by the Ministry as part of the monitoring devices. Partner, as well as the other cellular network operators, has advised the Ministry that based on their experience so far from the alerts that have been received and examined by their engineers, it seems that the devices are not credible and therefore administrative and criminal proceedings should not be based on their findings. The Ministry of Environmental Protection has not yet responded.

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

3D.1f      In connection with some building permits, we may also be required to indemnify planning committees in respect of claims against them relating to the depreciation of property values that result from the granting of permits for network sites.

Under the Planning and Building Law, local planning committees may be held liable for the depreciation of the value of nearby properties as a result of approving a building plan. Under the Non-Ionizing Radiation Law, 2006 ("the  Non-Ionizing Radiation Law") the National Council for Planning and Building requires indemnification undertakings from cellular companies as a precondition for obtaining a building permit for new or existing network sites. The National Council has decided that until the Plan is amended to reflect a different indemnification amount, cellular companies will be required to undertake to indemnify the committees in full against all losses resulting from claims against a committee for reductions in property values as a result of granting a permit to the network site. On June 1, 2010, the National Council for Planning and Building approved the National Building Plan No. 36/A/1 version that incorporates all of the amendments to the Plan (the “Amended Plan”). The Amended Plan sets forth the indemnification amounts as a percentage of the value of the depreciated property claims in accordance with the manner in which the licenses were granted. See “Item 4B.13g Network Site Permits”. The Amended Plan is subject to governmental approval, in accordance with the Planning and Building Law. It is unknown when the government intends to approve the Amended Plan.

As of December 31, 2013, we have provided local authorities with 510 indemnification undertakings. These indemnifications expose us to risks which are difficult to quantify or mitigate and which may have a material adverse effect on our financial conditions and results of operations, if we are required to make substantial payments in connection therewith. In addition, the requirement to provide indemnification in connection with new building permits may impede our ability to obtain building permits for existing network sites or to expand our network with the erection of new network sites. The indemnification requirement may also cause us to change the location of our network sites to less suitable locations or to dismantle existing network sites, which may have an adverse effect on the quality and capacity of our network coverage.

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

3D.1g     We may not be allocated sufficient spectrum band or any spectrum at all needed in order to provide fourth generation (4G) services, and we may be required to terminate the use of certain spectrum or to share with another operator some of the spectrum we are currently using on an exclusive basis. These requirements may adversely affect our network quality and capacity as well as our ability to provide our customers with advanced technology services, which may adversely affect our ability to compete and our results of operations.

Uncertainties regarding Long Term Evolution ("LTE") spectrum allocation.  The Ministry of Communications has announced its intention to allocate LTE frequencies in the 1800 and 2600 spectrum.  If allocations take place via a tender or other means and spectrum is allocated to our competitors and not to us, or if the spectrum allocated to us is insufficient to provide quality 4G services, our ability to migrate to next generation technologies would be harmed, which would place us at a disadvantage compared to our competitors.  As a result, our business and results of operations may be negatively impacted. See "Item 4B.13d - v LTE Spectrum Allocation".

Possible rearrangement of allocated spectrum.  There have been demands from different third parties to rearrange the current spectrum allocation in Israel and the Palestinian Administered Areas.  We received in 2009 notification from the Civil Administration in Judea and Samaria of its intention to change the allocation of some of the spectrum previously allocated to us for our use in the West Bank, and that following the change, we may be allocated other spectrum in the West Bank and additional spectrum for our use in Israel. If we were prevented from using a portion of our existing spectrum, or if alternative equivalent spectrum are not allocated to us, or the allocation is of an inferior quality, or if we were required to share some of our spectrum, our ability to effectively manage our licensed spectrum for the use of GSM, UMTS and Long-Term Evolution (“LTE”) or any other future technology could be reduced. As a result, our UMTS network capacity and our LTE and any other new technology rollout plans may be negatively affected, which could have a material adverse effect on our operations, profitability and capital expenses.  Until we receive further details regarding this allocation of spectrum, we are unable to evaluate the impact that the intended change in spectrum allocation, if it occurs, will have on our business or our results of operations.

3D.1h     We can only operate our business for as long as we have licenses from the Ministry of Communications.  A legislative amendment has increased the extent of monitoring and enforcement measures of the Ministry of Communications.

We conduct our operations pursuant to licenses granted to us by the Ministry of Communications, which may be extended for additional periods upon our request to the Ministry of Communications and confirmation from the Ministry that we have met certain performance requirements. We cannot be certain that our licenses will not be revoked, will be extended when necessary, or, if extended, on what terms an extension may be granted. See “Item 4B.13e Our Mobile Telephone License”.

Furthermore, although we believe that we are currently in compliance with all material requirements of our licenses, disagreements have arisen and may arise in the future between the Ministry of Communications and us regarding the interpretation and application of the technical standards used to measure these requirements, including the requirements regarding population coverage and minimum quality standards and other license provisions. We have provided significant bank guarantees to the Ministry of Communications to guarantee our performance under our licenses. If we are found to be in material breach of our licenses, the guarantees may be forfeited and our licenses may be revoked. In addition, the Ministry of Communications is authorized to levy significant fines on us for breaches of our licenses, which could have a material adverse effect on our financial condition or results of operations. In August 2012, an amendment to the Telecommunications Law was enacted which sets a mechanism that allows the Ministry of Communications to impose significant financial sanctions on a licensee based on two parameters: the annual income of the violator (NIS 1.6 million plus 0.225% of the annual income of the licensee) and the degree of severity of the violation. The potentially significant financial sanctions are expected to lead to materially increased monitoring and enforcement measures by the Ministry of Communications towards the licensees.

3D.1i      Our mobile telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. Ensuring compliance with these obligations and restrictions may be outside our control, but if the obligations or restrictions are not respected by our shareholders, we could lose our license.

As with other companies engaged in the telecommunications business in Israel, our license requires that a minimum economic and voting interest in, and other defined means of control of, our company be held by Israeli citizens and residents or entities under their control. If this requirement is not complied with, we could be found to be in breach of our license, even though ensuring compliance with this restriction may be beyond our control. See “Item 4B.13e Our Mobile Telephone License”.

Our general mobile telephone license requires that our founding shareholders or their approved substitutes hold at least 26% of the means of control in the company and 5% of which shall be held by Israeli citizens and residents who were approved as such by the Minister of Communications. The license also requires that these Israeli shareholders appoint at least 10% of our Board of Directors. In 2006, our Israeli founding shareholders sold substantially all of their shares in the Company to Israeli institutional investors, who are approved substitutes. Since then, there were additional share sales to Israeli institutional investors that were approved as substitutes by the Minister of Communications. In addition, according to our license, no transfer or acquisition of 10% or more of any of such means of control, or the acquisition of control of our company, may be made without the consent of the Minister of Communications. Nevertheless, under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications may be required for holding of 5% or more of Partner’s means of control. Our license also restricts cross-ownership and cross-control among competing mobile telephone operators, including the ownership of 5% or more of the means of control of both our company and a competing operator, without the consent of the Minister of Communications, which may limit certain persons from acquiring our shares. Shareholdings in breach of these restrictions relating to transfers or acquisitions of means of control or control of Partner could result in the following consequences:  the shares will be converted into “dormant” shares as defined in the Israeli Companies Law, 1999 ("Israeli Companies Law"), with no rights other than the right to receive dividends or other distributions to shareholders, and to participate in rights offerings until such time as the consent of the Minister of Communications has been obtained and our license may be revoked. In addition, under certain licenses of the Company’s affiliates, approval of, or notice to, the Minister of Communications may be required for holding of less than 5% of means of control. Because of this lack of consistency, Partner may be in breach of its licenses in this regard.

3D.1j      New legislation in Israel to promote competition and reduce concentration of control over businesses may adversely affect the expansion of our business, require changes in our shareholder base, affect our share price and limit our ability to obtain bank credit.

The Promotion of Competition and the Reduction of Centralization Law (the "Centralization Law”) was enacted in Israel on December 11, 2013.  The Centralization Law imposes new constraints on the allocation and extension by government regulatory authorities and ministers (the “State”) of various rights, including in the telecommunications field.  The Centralization Law seeks to regulate the allocation of rights to promote competition and avoid the centralization of control. The Centralization Law applies to Partner as a result of rights granted to it under its operating licenses, or which it may seek in the future, and could therefore require that specified procedures be followed before the State may approve further rights allocations or extensions.  These procedures could, if deemed necessary to promote competition and avoid centralized control, be more restrictive than those currently applied to us, and as a result may impede or prevent allocations to us of telecommunications or other rights, which could limit our ability to expand our business.  The Centralization Law may also limit transfers of interests in Partner which exceed certain thresholds of Partner’s outstanding capital.

In addition, the Centralization Law imposes restrictions on corporate structures where, among other situations, one public company controls multiple layers of subsidiary public companies (called “pyramids”), and it seeks to limit such structures to no more than two layers of public companies. For existing pyramids, the Centralization Law requires that the number of layers of public companies be reduced to three layers within four years (by December 2017) and to two layers within six years (by December 2019).  Partner currently may be deemed to be a layer corporation of a pyramid structure, such that the Centralization Law may require changes in our shareholder base within four or six years.  Such changes may impact management of the Company and may have an adverse effect on our share price, depending on if and how our shares may be transferred to comply with the Centralization Law.

From June 2014 until the last applicable date for required reductions in layers (December 2017 or 2019), the Centralization law imposes stricter corporate governance constraints on the Board structure of certain layer corporations.  The Israeli Securities Authority may impose a financial sanction ("Izum Caspi") on a layer corporation for certain breaches of these additional interim corporate governance constraints.  However, under an initial draft of regulations recently proposed under the Centralization Law, some classes of corporations, including Partner, may be exempted from these interim requirements.

The Centralization Law also authorizes the Minister of Finance and the Governor of the Bank of Israel to set restrictions on granting credits to an entity ("ta'agid") or, in the aggregate, to a business group (i.e., a controlling party and corporations under its control) by financial institutions. It is not currently clear if and to what extent such restrictions may be adopted and applied to us, and thus whether they will add further constraints on our ability to obtain credit from financial institutions in the future.

The Centralization Law is new, and critical elements will need to be provided by future regulations and other formal publications, including clearly identifying persons and entities to which different constraints apply.  As a result, the precise ramifications of the Centralization Law for Partner cannot be fully ascertained at this time.

 For further information on the Centralization Law, see "Item 4B.13d - vi The Promotion of Competition and the Reduction of Centralization Law".

3D.2                RISKS RELATING TO OUR BUSINESS OPERATIONS

3D.2a     As a result of substantial and continuing changes in our regulatory and business environment, our operating results have decreased significantly in the past two years.  Our operating results may continue to decline in 2014 and beyond, which may adversely affect our financial condition.

Our revenues in 2013 were NIS 4,519 million (US$ 1,302 million), a decrease of 19% from NIS 5,572 million in 2012 and a decrease of 35% from NIS 6,998 million in 2011.  Our profit in 2013 was NIS 135 million (US$ 39 million), a decrease of 72% from NIS 478 million in 2012 and a decrease of 70% from NIS 443 million in 2011 (including the effect of the 2011 asset impairment). Earnings per share have declined from NIS 2.85 for 2011 (including the effect of the 2011 asset impairment) and NIS 3.07 for 2012, to NIS 0.87 for 2013.

The principal factors leading to this continued decline in operating results over the past few years have been the regulatory developments intended to enhance competition in the Israeli cellular market. These developments have caused (i) price erosion due to competition from new entrants into the Israeli telecommunications market, (ii) a decline in roaming revenues, (iii) a decrease in our cellular subscriber base and (iv) a decrease in handset and equipment sales.

Depending on past and future regulatory and market developments, these factors may continue to negatively impact our business through 2014 and beyond, which may adversely affect our financial condition and liquidity by, among other things:

•	increasing the likelihood of a downgrade in the rating of our Notes by the rating company;
•
increasing our vulnerability to adverse economic, industry or business conditions or increases in the consumer price index (“CPI”), particularly because a portion of our borrowings is linked to the CPI;

•	limiting our flexibility in planning for, or reacting to, changes in our industry and business as well as in the economy generally;
•
requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the funds available for financing ongoing operating expenses and future business development;

•	increasing the risk of a substantial impairment in the value of our telecommunications assets; and
•	limiting our ability to obtain the additional financing we may need to operate, develop and expand our business on acceptable terms or at all.

If our financial condition is affected to such an extent that our future cash flows are not sufficient to allow us to pay principal and interest on our debt, we might not be able to satisfy our financial and other covenants, and may be required to refinance all or part of our existing debt, use existing cash balances or issue additional equity or other securities. We cannot be sure that we will be able to do so on commercially reasonable terms, if at all.

3D.2b     The network sharing agreement recently entered into by Partner may not provide the anticipated benefits and may lead to unexpected costs.

In November 2013, we entered into a 15-year network sharing agreement with HOT Mobile pursuant to which, subject to the approval of the Israeli regulatory authorities, the parties would create a joint venture which would operate and develop a radio access network to be shared by both companies. However, the benefits from a pooled infrastructure may be less than anticipated, and the Company may experience unexpected costs for technical, legal or other matters which may arise in connection with its efforts to implement the agreement.  It also may not be possible to establish the joint venture as the parties intend or at all.  The sources of these uncertainties include the possibilities that:

-	either of the parties to the agreement experiences credit or payment difficulties and cannot contribute effectively to the financing of the joint venture;
-	the elimination of network sites results in lower operational savings than expected;
-
Israeli authorities do not approve the network sharing agreement or require changes which would render the agreement unattractive from the Company’s perspective or would negatively affect the commercial interest of the agreement;

-	the joint venture experiences management deadlock; or
-	the parties' existing agreements with other Israeli telecommunications companies limit the parties' ability to realize their objectives.

See "Item 4B.9 Our Network".

On December 10, 2013, Cellcom Israel Ltd. ("Cellcom") announced that it had entered into an agreement with Pelephone Communications Ltd. ("Pelephone") and Golan Telecom, for the construction and operation of a shared 4G radio network, an agreement between Cellcom and Pelephone for the sharing of passive elements of cell sites for existing networks, and an indefeasible right of use agreement between Cellcom and Golan regarding Cellcom's 2G and 3G radio networks. The agreements are subject to the approval of the Ministry of Communications and the Israeli Antitrust Commissioner. If these agreements receive regulatory approval and our network sharing agreement with HOT Mobile is not approved, this would place us at a disadvantage compared to our competitors. As a result, our business and results of operations may be negatively impacted.

3D.2c     Competition resulting from the full service offers by telecommunications groups and additional entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, may continue to cause a decrease in tariffs, an increase in subscriber acquisition and retention costs, and may continue to reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations.

Additional entrants into the mobile telecommunications market. Following the Ministry of Communications’ tender for the allocation of UMTS frequencies to two additional operators, the frequencies were ultimately awarded to MIRS (subsequently renamed HOT Mobile) and Golan Telecom, which entered the market in May 2012. The two additional entrants were awarded various benefits and leniencies, such as low minimum license fees and a reduction mechanism of the license fee offered to the winner (to the minimum fee set) based on the market share gained by the winner in the private sector over 5 years after being awarded the license. In order to achieve the market share, these entrants have launched aggressive tariff plans which include unlimited use packages. Consequently, the prepaid packages have lost their advantages as a cost controlling tool, and as a result there has been migration from the pre-paid market to the post-paid market. Following the entry of the additional operators, the competition has increased which has and may continue to adversely affect our churn rate and revenues.

The entrance of MVNO operators has further increased competition in the market, since many MVNOs are retailers with a wide customer base and distribution network that allows them to offer attractive package prices to their customers. See “4B.10a Competitors in the Cellular Services market”.

Competitive advantages of the two fixed-line infrastructure groups. The Bezeq Group and the HOT Group are the only groups that own nationwide fixed-line telecommunications infrastructures.

Bezeq Group – Bezeq, Israel’s largest telecommunications provider and the primary fixed-line operator, provides fixed-line telephony services, cellular telecommunications services, primary rate interface (“PRI”), broadband internet access infrastructure services, ISP services, transmission and data communications services, ILD services and multi-channel television services. The Bezeq Group is under structural separation rules which apply to management, employees, assets, marketing and finance and data systems. Starting in 2010, the Ministry of Communications has allowed the Bezeq Group to market bundled telecommunications services to the private sector, subject to certain conditions and limitations, including provisions which prevent Bezeq from discounting the price of bundled services from their unbundled prices and including its fixed-line telephony service within bundles. See "Item 4B.2 Broadband and Internet services."

HOT Group – The HOT Group provides cellular telecommunications services, multi-channel television services, fixed-line telephony services, PRI, broadband internet access, infrastructure services, transmission and data communications services, ISP services and ILD services. During 2012, the HOT Group began providing ISP services to the private market. MIRS’s cellular license was amended to include UMTS frequencies allocated subsequent to winning a Ministry of Communications’ tender offer for frequencies in the 2100 Mhz spectrum. In May 2012, MIRS launched cellular services based on the new frequencies and officially changed the company name to HOT Mobile. See "Item 3D.1a Regulatory initiatives may continue to impact the cellular market, intensify competition and adversely affect our business and results of operations." The HOT Group may offer a bundle of services only including fixed-line telephony, broadband infrastructure and multi-channel television ("Triple"). The bundle of services currently offered by the HOT Group does not include cellular services (other than a bundle of cellular services with ISP services offered by its subsidiaries HOT Mobile and Hot-Net Internet Services Ltd. ("HOT-NET")). The Ministry of Communications allowed HOT Telecom, HOT Telecommunication Systems and HOT Mobile to sell and market each other's services and exchange information regarding such marketing activities.

Because the Bezeq Group and the HOT Group operate their own broadband internet access and transmission infrastructures, they do not depend on any third party for broadband internet access. Partner and other telecommunications services providers who do not have broadband internet access infrastructure are unable to provide some of these services, substantially limiting their ability to compete.

Bezeq – Yes merger. Bezeq has applied to the Anti-Trust Authority for approval of a merger between it and its subsidiary, DBS Satellite Services (1998) Ltd. (Yes) which provides multi-channel television services. Such merger, if approved, may increase Bezeq's incentives to prevent or limit Partner and other competitors' ability to provide over-the-top (OTT) multi-channel television services, if Partner or the other competitors should choose to enter the television market.

Israel Broadband Company (IBC). The Ministries of Finance, National Infrastructures and Communications and the Israeli Electric Company, the Israeli national electric company, published in October 2011 an election process to elect a controlling shareholder, investor and co-founder of a new telecommunications company to establish a new nationwide Fiber to the Home ("FTTH") internet broadband access infrastructure (two such infrastructures already exist in Israel, owned by Bezeq and HOT Telecom, respectively). On August 27, 2013, the Minister of Communications granted Israel Broadband Company (2013) Ltd. (" IBC"), a general license for the provision of fixed-line telecom services (infrastructure). See "4B.13d - xi Election Procedure of the Electricity Company". Although IBC is in principle permitted to provide its services only to other telecommunications licensees on a wholesale basis, according to media reports IBC intends to introduce a new business model which may enable it to reach the retail market through the services of ISPs. According to media reports, IBC plans to launch a web portal in which it would offer ISP services to end users. ISPs which reach agreements with IBC would be listed on such a web portal. The variety of suppliers, immediate choice, and ability to quickly switch suppliers may commoditize the ISP segment and negatively impact our revenues and profits.

Market Saturation. Because the Israeli cellular market has reached a level of full saturation, any acquisition of new subscribers by any service provider results in a loss of market share for its competitors.

Sale of handsets. Competition in the cellular handset market has increased as a result of recent regulatory reforms.  Among other changes, cellular companies are prohibited from linking cellular service transactions and handset-related transactions.  Regulatory actions have also been taken to remove import barriers on handsets, including exemptions from the requirement for a commercial license and a type approval for imported cellular handsets that meet acceptable European and American standards. As a result of these reforms, we face increased competition in the handset market from other handset dealers.

Competition in Roaming Services. We are also subject to competition from other businesses offering roaming services which use alternative technologies and offer rates which are lower than ours.

LTE licenses. LTE is an evolved mobile technology that allows a wide bandwidth for data services. If 4G licenses are granted to new operators or to any of our competitors and not to us, or if the spectrum allocated to us is insufficient to provide quality LTE services, we may suffer a competitive disadvantage which could adversely affect our business, since it would impair our ability to migrate to LTE and compete in the mobile broadband market. See “3D.1g We may not be allocated sufficient spectrum band or any spectrum at all needed in order to provide fourth generation (4G) services, and we may be required to terminate the use of certain spectrum or to share with another operator some of the spectrum we are currently using on an exclusive basis. These requirements may adversely affect our network quality and capacity as well as our ability to provide our customers with advanced technology services, which may adversely affect our ability to compete and our results of operations."

3D.2d     In the event our employees are unionized, management’s flexibility to adapt operations to market conditions may be reduced, and our operating expenses may be increased, which could adversely impact our results.

Over the last year, there has been a trend toward the unionization of employees in Israel, including in the telecommunications market. The overall trend together with union efforts to encourage support among our employees, and our efforts to align operating costs with reduced revenues, create organizational stress which may lead to the unionization of our employees. One of our competitors has recently signed a collective bargaining agreement with the representative organization, and another is negotiating such an agreement (after one of the Israeli employee unions established its representation of the employees in each of the companies). Israeli employee unions have been trying to establish their representation of our employees in order to sign a collective bargaining agreement; however, at present, no union has been named as representative, and it is not possible to know whether our employees will choose unionization.

If an employee union is recognized as representative of our employees and the Company signs a collective bargaining agreement, management's flexibility to efficiently run our business and adjust operations to market conditions, and in particular to reduce employee headcount, may be reduced.  In addition, the unionization of our employees may increase operating expenses and adversely affect our results of operations.

3D.2e     Significant price decreases may in the future cause us to recognize substantial impairment in the value of our telecommunications assets.

As a result of price decreases in the market for cellular and fixed-line telecommunications services, we may be required to perform an impairment test on our telecommunications assets. In 2011, as a result of sharply worsening conditions in the fixed-line market, we recorded asset impairment charges of NIS 235 million for the fixed-line business and goodwill impairment of NIS 87 million with respect to the VOB/ISP and ILD group of Cash Generating Units ("CGUs") of the fixed line segment.  At December 31, 2012 and 2013, we conducted required asset impairment tests and determined that no goodwill impairment should be recorded as of these dates. (See “Item 5A.1d  - Impairment test of Fixed-Line Goodwill as of December 31, 2013.”) However, continued increases in the level of competition for cellular, fixed-line and data transmission services may bring further downward pressure on prices which may require us to perform further impairment tests of our assets.  Such impairment tests may lead to recording additional significant impairment charges, which could have a material negative impact on our operating and net profit.

3D.2f      Our purchase commitments pursuant to our non-exclusive agreement with Apple for the purchase and resale of iPhone handsets in Israel may adversely affect our financial results.

Pursuant to a non-exclusive agreement we entered into in November 2012 with Apple Distribution International for the purchase and resale of iPhone handsets in Israel, we agreed to purchase a minimum quantity of iPhone handsets per year, for a period of three years. These purchases represent a significant portion of our expected handset purchases over that period. If we fail to meet the minimum quantities and do not reach an agreement with Apple regarding this matter we may be in breach of the agreement which may involve payment of damages, which would increase our costs.

3D.2g     We depend on a limited number of suppliers. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of network equipment and handsets or maintenance support on a timely basis.

Network suppliers. We purchased our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software, mainly from Ericsson as well as from Nokia and other suppliers. As of January 2008, we purchase all our UMTS network equipment from Ericsson. In October 2010, we entered into an agreement with Ericsson for the upgrade and modernization of our networks and the deployment of our fourth generation network in Israel.

The initial term of our current agreement with Ericsson ends on December 31, 2014. Towards the end of the initial term, we will examine the scope of the deliverables and services actually provided by Ericsson under the agreement.  If Ericsson provided less than the scope to which we were entitled, we may choose that Ericsson provide during 2015 the services and deliverables that were not provided. We also have an option to extend the initial term by ten additional periods of one year each. The fees for support and maintenance services for the years 2015 onwards have already been agreed, in the event we wish to extend them beyond the initial term. However, if we wish to extend the initial term for future purchases, purchase prices for the years 2015 onwards must still be negotiated and agreed. We are therefore, as a practical matter, materially dependent on Ericsson as our sole vendor for our UMTS and LTE networks.

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

Our results of operations could be adversely affected if any of our key suppliers fails to provide us with adequate supplies of handsets, equipment, as well as ongoing maintenance and upgrade support, in a timely manner. In addition, our results of operations could be adversely affected if the price of network equipment rises significantly. In our experience, suppliers from time to time extend delivery times, limit supplies and increase the prices of supplies due to their supply limitations and other factors.  If the availability of handsets furnished by our handset suppliers is insufficient to meet our customers’ demands, we may lose opportunities to benefit from demand for this product, and our unserved customers may purchase the handsets independently which may adversely affect our revenues. In addition, the constant development of new handsets can render existing handsets obsolete resulting in high levels of slow moving inventory.

3D.2h     Unanticipated growth in subscriber demand for cellular data may require us to modify certain products or services and could require us to make additional investments.

As part of our strategy of evolving into a diversified multi-service communications and media service provider, we have developed services and successfully encouraged subscriber demand for internet access and content and data consumption using cellular phones, smartphones, tablets, data cards and ISP Services. However, in the event subscriber demand for data increases more rapidly than expected, we may need to develop strategies to avoid data traffic overloading the capacity of the network. Such strategies may include modifying certain products or services or undertaking significant additional investments. In addition, regulatory developments seeking to ensure “fair usage” of the internet for all persons may impose changes on the terms and conditions of certain of our current or future services. In the event of substantial, rapid growth in data consumption by our subscribers and the public generally, we may be obliged to adjust our product offerings or undertake significant investments, both of which could have a material adverse effect on our financial condition or results of operations.

3D.2i      We could be subject to legal claims due to the inability of our information systems to fully support our tariff plans.

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

3D.2j      Actual and alleged health risks related to network sites and the use of mobile telecommunications devices, including handsets, could have a material adverse effect on our business, operations and financial condition.

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

In June 2011, WHO published a fact sheet (no. 193) in which it was noted that “A large number of studies have been performed over the last two decades to assess whether mobile phones pose a potential health risk. To date, no adverse health effects have been established as being caused by mobile phone use”. It was also noted by WHO that “While an increased risk of brain tumors is not established, the increasing use of mobile phones and the lack of data for mobile phone use over time periods longer than 15 years warrant further research of mobile phone use and brain cancer risk in particular, with the recent popularity of mobile phone use among younger people, and therefore a potentially longer lifetime of exposure”. WHO notified that in response to public and governmental concern it will conduct a formal risk assessment of all studied health outcomes from radio frequency fields exposure by 2014.

We have complied and are committed to continue to comply with the rules of the authorized governmental institutions with respect to the precautionary rules regarding the use of cellular telephones. We refer our customers to the precautionary rules that have been recommended by the Ministry of Health, as may be amended from time to time.

While, to the best of our knowledge, the handsets that we market comply with the applicable laws that relate to acceptable Specific Absorption Rate (“SAR”) levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, and not for each and every handset, we have no information as to the actual level of SAR of the handsets along the lifecycle of the handsets, including in the case of repaired handsets. See also “Item 4B.13f Other Licenses”. Furthermore, our network sites comply with the International Council on Non-Ionizing Radiation Protection standard, a part of the World Health Organization, which has been adopted by the Israeli Ministry of Environmental Protection.

Several lawsuits have been filed in the past against operators and other participants in the wireless industry alleging adverse health effects and other claims relating to radio frequency transmissions from sites, handsets and other mobile telecommunications devices, including lawsuits against us.

A class action was filed against us and three other operators alleging, among other things, that health effects were caused due to a lack of cell sites, resulting in elevated levels of radiation, mainly from handsets. The plaintiffs stressed that health damages are not a part of the claim. The parties filed a request to approve a settlement agreement that is subject to the court’s approval. Another class action was also filed against us and three other operators alleging, among other things, that the supply of accessories that are intended for carrying cellular handsets on the body are sold in a manner that contradicts the instructions and warnings of the cellular handset manufacturers and the recommendations of the Ministry of Health, and without disclosing the risks entailed in the use of these accessories when they are sold or marketed.   The parties filed a request to approve a settlement agreement that is subject to the court’s approval.

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

3D.2k     In the event critical elements of our networks which provide mobile, fixed-line, ISP and ILD services are damaged or rendered non-operational, we may not be able to replace them or return them to service quickly. As a result, we may not be able, for an indeterminate period of time, to provide services to a substantial portion of our subscribers, furnish some services properly or at all, charge for services provided or ensure data security, causing loss of revenues, a duty of compensation to subscribers, damage to our brand and reputation, and loss of customers.

Some elements of our network, particularly our mobile network, perform critical functions for broad sectors of our network operation, such as switching, billing and data platforms. If such a critical element were damaged or ceased proper operation due to natural causes (such as fire, water, extreme weather conditions, earthquake), technical failures or hostile activities (see “Item  3D.2p The political and military conditions in Israel may adversely affect our financial condition and results of operations.”) or cyber incidents generated either externally through accidental malfunctioning or deliberate intrusion, or internally as a result of technical breakdown, damages may result to us or to our customers. For example, an entire sector of our network coverage or all of it may be rendered non-functioning, which means that we would not be able to provide telecommunications services to a substantial portion of our subscribers; or we may be unable to provide certain services, or to provide them without disruptions or charge for services rendered, or we may experience loss of data of the Company or of our customers stored with us. During 2013, we experienced an increase in cyber incident attempts. Although we have integrated systems to protect against events such as cyber incidents and prepared Disaster Recovery Plans ("DRP"), it is not possible to determine in advance whether our defense systems and recovery plans will continue to be entirely effective, or how quickly we will be able to restore service. In the event we are unable to provide telecommunications services to a substantial portion of our subscribers, whether temporarily or for an extended period of time, our business and short- and long-term results of operations will be materially negatively affected, we may be exposed to legal claims and liability to our subscribers, our brand and reputation may be damaged, we may suffer a loss of customers, and we may be required to compensate our customers, which may adversely affect our results of operation.

3D.2l      The telecommunications industry is subject to rapid and significant changes in technology and industry structure which could reduce demand for our services.

We may face competition from existing or future technologies that have the technical capability to handle mobile and fixed-line telephone calls, and to interconnect with local and international telephone networks and the Internet.  Such new and evolving technologies, include fixed-line and, private and shared radio networks, broadband wireless access services, Over the Top or Internet-based voice and multimedia services, WiFi technologies and  VoC.  For example, internet-based services that provide user experience largely equivalent to our offerings, such as Voice over IP (“VoIP”), messaging services (Skype, Viber, whatsapp), and video services (youtube, video portals)  are already available.  In addition, the rapid development in recent years of technologies that allow international calls to be placed over the Internet without the need to use the services of an ILD has caused a decrease in the amount of international call minutes placed through the ILD services and also serve as an alternative for fixed-line communications.   In particular, the risk posed by VoIP is that the purchase of a data package alone will be sufficient for the provision of most cellular voice, data and messaging services.

The effect of emerging and future technological changes, including the convergence of technologies, on the viability or competitiveness of our network cannot be accurately predicted. The technologies we employ or intend to employ may become obsolete or subject to competition from new disruptive technologies in the future. Competition from new technologies in the future may have a material adverse impact on our business and results of operations.

Moreover, global equipment vendors and Internet providers have expressed their interest in penetrating the cellular telephone industry and strengthening their position along the value chain. They have expressed their intention, and some have already begun, to provide direct access to the end-user to a wide variety of applications and services (e.g Apple with iTunes and Google with the Android market). This has already changed our competitive position and may further increase the dominance of those new providers at the expense of cellular service providers. Changes in the industry value chain structure might result in an increase in our expenses as well as a decrease in our revenues.

3D.2m    We are exposed to, and currently engaged in, a variety of legal proceedings, including requests to approve lawsuits as class actions related primarily to our network infrastructure and consumer claims.

In addition to a number of legal and administrative proceedings arising in the ordinary course of our business, we have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure, which may result in civil liabilities or criminal penalties against us or our officers and directors, and consumer claims regarding, for example, our tariff plans and billing methods, which may result in significant monetary damages and civil penalties. The costs that may result from these lawsuits are only accrued when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of legal counsel and on the Company’s estimate of the financial exposure if the verdict is in favor of the plaintiff.  If we underestimate the potential exposure, our financial results will be adversely affected . See “Item 8A.1Legal And Administrative Proceedings ”.

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

Our ability to provide commercially viable fixed-line and cellular telephone services depends upon our ability to interconnect with the telecommunications networks of existing and future fixed-line, cellular telephone and international operators in Israel in order to complete calls between our customers and parties on the fixed-line or other cellular telephone networks. All fixed-line, cellular telephone and international operators in Israel are legally required to provide interconnection to, and not to discriminate against, any other licensed telecommunications operator in Israel. We have interconnect relations with all the Israeli operators, including Bezeq and HOT Telecom, and we also depend on their internet broadband access infrastructure in order to provide ISP services and VoB fixed telephony services to the residential market. See "Item 3D.1b If insufficient or improperly implemented, regulatory initiatives that are intended to allow telecommunication providers, such as Partner, that do not have their own fixed-line infrastructure to include the infrastructure component as part of their bundled service offerings may negatively affect our business and results of operations."

We are also dependent on the submarine infrastructure made available by Med Nautilus, which provides mutual international transmission based on fiber optics between Israel and other countries. See “10C Material Contracts”. We also depend on foreign operators that provide us with interconnection to the global internet network.

We also rely on agreements to provide ILD services to our subscribers. However, we cannot control the quality of the service that other foreign telecommunication companies provide or whether they will be able to provide the services at all, and it may be inferior to our quality of service.

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

Our marketing strategy relies on the use of the international Orange brand, which we license from Orange Brand Services Limited, a member of the France Telecom Group (“Orange”).  The license granted to us under the agreement that was entered into on July 1, 1998, shall be in effect for as long as we are able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel and for as long as we comply with the terms of the agreement. Under the brand license agreement, Orange may terminate our license if we have materially breached the agreement and such breach has not been remedied within a certain time period.   If we lose the use of the Orange brand, we would lose one of our main competitive strengths and have to create and position a new brand, which could require substantial time and financial resources. As a result, our business and results of operation may be negatively affected.

3D.2p     The political and military conditions in Israel may adversely affect our financial condition and results of operations.

The political and military conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners and political instability within Israel or its neighboring countries are likely to cause our revenues to fall and harm our business. During the last decade, there has been a high level of violence between Israel and the Palestinians, including missile strikes by Hamas against Israel, which led to an armed conflict between Israel and the Hamas in December 2008 and January 2009 and more recently in November 2012. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  There is evidence that Iran has a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us. Ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on the Israeli economy, in general, and on our business, financial condition or results of operations. During such periods, incoming and outgoing tourism may be affected which consequently may have an adverse effect on our financial results. In particular, in recent conflicts, missile attacks have occurred on civilian areas, which could cause substantial damage to our infrastructure network, reducing our ability to continue serving our customers as well as our overall network capacity. In addition, in the event political unrest and instability in the Middle East, including changes in some of the governments in the region, causes investor concerns resulting in a reduction in the value of the shekel, our expenses in non-shekel currencies may increase, with a material adverse effect on our financial results.

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

There is an inherent risk of potential abuse by individuals, groups, businesses or other organizations that use our telecommunications services and avoid paying for them. The effects of such fraudulent activities may be, among others, a loss of revenue and out-of-pocket expenses which we will have to pay to third parties in connection with those services, such as interconnect fees, payments to international operators or to operators overseas and payments to content providers. Such payments may be non-recoverable. Although we are taking measures in order to prevent fraudulent activities, we have suffered from these activities in the past, and we may suffer from them in the future. The financial impact of fraudulent activities that have occurred in the past has not been material. However, fraudulent activities may in the future materially affect our financial condition and results of operations.

3D.2r     Our business may be impacted by shekel exchange rate fluctuations and inflation.

Nearly all of our revenues and a majority of our operating expenses are denominated in shekels. However, in recent years, between one fifth and one quarter of our operating expenses (excluding depreciation and amortization), including a substantial majority of our equipment purchases, were linked to or denominated in non-shekel currencies, mainly the US dollar. These expenses related principally to the acquisition of handsets, where the price paid by us is based mainly on US dollars. In addition, a substantial amount of our capital expenditures are incurred in, or linked to, non-shekel currencies, mainly US dollars. A decline in the value of the shekel against the dollar (or other foreign currencies) could have a further adverse impact on our results, which may be material if we are unable to pass on higher costs to our customers in the Israeli market. Material changes in exchange rates may cause the amounts that we must invest to increase materially in shekel terms.

Since May 2013, we have not entered into any derivative transactions to hedge underlying exposure to foreign currencies. As a matter of policy, we do not enter into transactions of a speculative or trading nature.

Our bank borrowings and repayments of principal and interest on our Series B Notes due 2016, Series C Notes due 2018, Series D Notes due 2021 and Series E Notes due 2017 are currently in shekels, of which Series B and C, and bank borrowings, at a total principal of NIS 1,799 million (including current maturities, less offering expenses) are linked to CPI. We may not be able to raise our tariffs in a manner that would fully compensate for any increase in the CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for more information regarding the Company’s exposure to exchange rate fluctuations and inflation.

3D.2s     We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which may have a material adverse effect on our operating results and our share price.

Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to the evaluation of our internal control over financial reporting  required substantial resources, management time and attention. We expect these efforts to require a continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Although our management has concluded that our internal control over financial reporting was effective as of December 31, 2013, we may identify material weaknesses or other disclosable conditions relating to internal control over financial reporting in the future. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and significant effort and expense, and could have a material adverse effect on our operating results and on the market price of our ordinary shares.

3D.2t     Based on a decision of the Board of Directors in 2012, dividend distributions are assessed from time to time on the basis of various factors. There can be no assurance that dividends will be declared or, if they are, at what level.

In September 2012, the Board of Directors resolved to cancel the existing dividend policy, which targeted a minimum payout ratio of 80% of annual net income, and to assess dividend distributions (and their scope) from time to time, by reference to, inter alia, the Company’s cash flow, profitability, debt level, debt coverage ratios and the business environment in general. The level of any distribution of dividends may also be affected by the Company’s stated intention to use its cash flow and take other measures to reduce its net debt, as well as by the need to comply with existing financial covenants and to fund any necessary capital expenditures.

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

For the year ended December 31, 2011, the Company distributed dividends in an amount of NIS 350 million. For the year ended December 31, 2012, the Company distributed dividends in an amount of NIS 160 million. No dividends have been declared for the year ended December 31, 2013.

There is no assurance that we will declare dividend distributions in the future or regarding the level of any dividend distribution which may be declared. A distribution of dividends that may result in a significant reduction of our future reserves could prevent us from complying with existing or future financial covenants, or limit our ability to fund capital expenditures. We may also be required to increase our financial indebtedness to obtain needed liquidity, which may not be possible on commercially reasonable terms or at all.

If we are unable to pay dividends at levels anticipated by our shareholders, the market price of our shares may be negatively affected and the value of our investors’ investment may be reduced.

3D.3                RISKS RELATED TO OUR PRINCIPAL SHAREHOLDERS

3D.3a     30.87% of our issued and outstanding shares and voting rights are held by our largest shareholder, who has entered into a shareholders’ agreement with our second largest shareholder, whose holdings, when aggregated with those of its parent company, amount to 13.95% of our issued and outstanding shares and voting rights.

As of January 31, 2014,  our largest shareholder, S.B. Israel Telecom Ltd. (“S.B. Israel Telecom”), held approximately 30.87% of our issued and outstanding shares following the change of control transaction in January 2013 pursuant to which S.B. Israel Telecom acquired shares from Scailex Corporation Ltd. ("Scailex") and Leumi Partners Ltd. The holdings of our second largest shareholder, Scailex, an Israeli corporation listed on the Tel Aviv Stock Exchange that is indirectly controlled by Mr. Ilan Ben-Dov, together with the holdings of its parent company, Suny Electronics Ltd., amount to approximately 13.95% of our issued and outstanding shares. See “Item 7A.1 Principal Shareholders”.

As part of the change of control transaction, S.B. Israel Telecom and Scailex have signed a shareholders’ agreement regarding, among others, the exercise of their voting rights (in which they have agreed to hold a preliminary meeting to coordinate a uniform vote in advance of each shareholders’ meeting) and their consent regarding nomination of directors in Partner. See “Item 7A Major Shareholders – Shareholders’ Agreement”.

As our largest shareholder, S.B. Israel Telecom has the ability to significantly influence our business through its ability to appoint directors serving on our Board of Directors and thereby substantially control all actions that require approval of our Board of Directors.

S.B. Israel Telecom and Scailex are not obligated to provide us with financial support or to exercise their rights as shareholders in our best interests or in the best interests of our other shareholders and noteholders, and either one or both may engage in activities that conflict with such interests. If the interests of S.B. Israel Telecom and Scailex conflict with the interests of our other shareholders and noteholders, those shareholders and noteholders could be disadvantaged by the actions that these shareholders may pursue.  However, our largest shareholders are subject to the fairness duty of a controlling shareholder under the Israeli Companies Law. See "Item 6C.13 Duties of a Shareholder".

For more information regarding our major shareholders see "Item 7A Major Shareholders and 7A.1 Principal Shareholders".

ITEM 4.                      INFORMATION ON THE COMPANY

4A.         History and Development of the Company

We were incorporated in Israel under the laws of the State of Israel on September 29, 1997, as Partner Communications Company Ltd. Our products and services are marketed under the Orange brand and since 2011 under the 012 Smile brand. Our principal executive offices are located at 8 Amal Street, Afeq Industrial Park, Rosh Ha’ayin 48103, Israel (telephone: 972-54-7814-888). Our website addresses are www.orange.co.il and www.012mobile.co.il. Information contained on our websites do not constitute a part of this annual report. Our authorized U.S. representative is Puglisi and Associates, 850 Library Avenue, Suite 204, Newark, Delaware, 19711 and our agent for service in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

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

•
In March 2006, we launched services based on the High Speed Downlink Packet Access (“HSDPA”) technology. HSDPA is a technological enhancement to our 3G services that offers subscribers the ability to access our 3G services at higher speeds. The HSDPA technology has been deployed to support up to 21 Mbps on the downlink and 5.76 Mbps on the uplink.

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

•
On March 3, 2011, we acquired all of the outstanding shares of 012 Smile Telecom Ltd., a leading provider of broadband and traditional telecommunications services in Israel. 012 Smile’s broadband services include broadband Internet access (ISP) with a suite of value-added services,  specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband (VOB) and a WiFi network of hotspots across Israel. Traditional voice services include ILD, hubbing, roaming and signaling and calling card services. 012 Smile services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network. 012 Smile’s network allows it to provide services to almost all of the homes and businesses in Israel. The acquisition of 012 Smile supported our strategy of becoming a leading comprehensive communications group, expanding our range of services and products.

•
On January 29, 2013, S.B. Israel Telecom, an affiliate of Saban Capital Group, a private investment firm, based in Los Angeles, California, specializing in the media, entertainment and communications industries. became our principal shareholder through acquiring 30.87% of our issued and outstanding shares, principally from our previous controlling shareholder, Scailex. See “Item 7A Major Shareholders”.

•
On November 8, 2013, we entered into a 15-year network sharing agreement with HOT Mobile pursuant to which, subject to the approval by the Israeli authorities, the parties would create a 50-50 joint venture, which would operate and develop a cellular network to be shared by both companies (inter alia, as a result of pooling both companies' radio access network infrastructures to create a single radio access network).  See "Item 4B.9 Our Network"

For information on our capital expenditures for the last three financial years, and for the principal capital expenditures currently in progress, see “Item 4B.9 Our Network” and “Item 5B Liquidity and Capital Resources”.

4B.         Business Overview

Partner Communications Company Ltd. is a leading Israeli telecommunications company, providing a range of cellular and fixed-line telecommunication services. We offer our subscribers  technologies and services that we believe are advanced cellular data services through external or internal (in laptops) cellular modems, tablets and smartphones as well as competitive tariff plans.

As part of our strategy to extend our evolution into a diversified multi-service communications group, we supply our services through two business segments:

-
the cellular business segment, our main business, which represents the substantial portion of our total revenues. The cellular business segment includes all services provided over our cellular networks including airtime, interconnect, roaming and content services. In addition, the cellular business segment’s activities include sales of relevant equipment including cellular handsets, tablets, (including WIFI only tablets) laptops, datacards, modems including built-in modems in laptops and related equipment and accessories. On December 31, 2013, we had approximately 2,956 thousand cellular subscribers, representing an estimated 29% of total Israeli cellular telephone subscribers at that date. As of that date, approximately 72% of our subscriber base (approximately 2,133,000 subscribers) was represented by subscribers who subscribe to post-paid tariff plans and 28% (approximately 823,000 subscribers) by subscribers who subscribe to pre-paid tariff plans.  (For a definition of “subscriber”, see “Item 3A Selected Financial Data”); and

-
the fixed-line business segment, which includes a number of services provided over fixed-line networks including (1) ISP services that provides access to the internet  as well as home WiFi networks, including VAS such as anti-virus and anti-spam filtering; and fixed-line voice communication services provided through VOB; (2) Transmission services and PRI; and (3) ILD services,  outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. In addition, this segment includes sales of related equipment such as domestic routers, smartboxes and related equipment.

We market our services mainly under the Orange brand which is licensed to us and has been used successfully in other markets around the world to promote telecommunications services.  Throughout the years Orange has been the leading telecommunications brand in Israel. We also market some of our Fixed-Line Services under the 012 Smile brand and some of our Cellular Services under the 012 Mobile brand.

Our GSM/UMTS network covered 99% of the Israeli population at year-end 2013. We currently operate our GSM network in the 900 MHz and 1800 MHz bands and the UMTS network in the 2100 MHz band and in the 900 MHz band. Our services provided on the GSM network (2G) and on our UMTS/HSPA/ HSPA+  network (3G)  include standard and enhanced services, as well as value-added services and products. See "Item 4B.6 Services and Products".

In 2013, we were named by marketest, a multi-discipline research and consulting firm,  as the number one company among the large cellular companies in Israel in their “market-test rating for customer experience”. In 2013, we were named by the Maala organization in their highest platinum category for corporate social responsibility for the sixth consecutive year.

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

•
Lack of Migration Barriers.  Due to regulatory changes, the Israeli cellular market to date has limited migration barriers. Operators are no longer able to offer beneficial packages to residential or small business customers that commit to any contract periods, are prohibited from selling locked handsets and are not allowed to charge exit fees or link the sale of handsets to services.  In addition, there is full number portability.

•
Cellular Telephone Market Saturation. Since 1994, the market has sustained a rapid annual rate of growth from a 2.6% penetration rate at year-end 1994 to an estimated penetration rate in Israel at December 31, 2013, of 125%, representing approximately 10.1 million subscribers out of an estimated population of approximately 8.1 million. The total number of estimated cellular telephone subscribers includes dormant subscribers and subscribers to multiple networks as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers.

•
Entrance of Additional Operators. The regulatory changes in the telecommunications industry, particularly with respect to additional entrants that include cellular operators and MVNOs, have created a high level of competition in the industry.

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

4B.2                SPECIAL CHARACTERISTICS OF THE FIXED-LINE TELECOMMUNICATIONS INDUSTRY IN ISRAEL

Bezeq and the HOT Group are the only telecommunications services providers with their own nationwide fixed-line infrastructure. The markets for ILD services and ISP services are competitive. The internet market is split between internet infrastructure providers and internet service providers (ISP). While there are only two internet infrastructure providers, many telecommunication companies, including Partner, hold ISP licenses.

Fixed-line Services

Bezeq is the incumbent provider of fixed-line telephony services in Israel and holds approximately 60% of the market.  The other providers of fixed-line telephony services are HOT Telecom, that holds approximately 20% of the market and Partner and Cellcom that hold approximately 9% and 7%, respectively, of the market.

Broadband and Internet services

The Israeli fixed-line broadband market is characterized by a regulatory structural separation between the providers of the infrastructure services and the providers of internet access services. Based on the reports of Bezeq and HOT Telecom, at the end of September 2013, there were approximately 1.985 million subscribers, and the household penetration rate was approximately 85% . The only providers of fixed-line infrastructure in the market are Bezeq through xDSL technology and HOT Telecom through cable modem technology. xDSL services were launched by Bezeq in 2000 and currently represent approximately 60% of broadband connections. Cable modems, which account for the rest of the market, have been available since 2002.

HOT Telecom announced in 2010 that it had completed the upgrade of its network to UFI (Ultra Fast Internet) and Bezeq completed upgrading its network to high speed NGN in 2012.

In August 2013, the Israel Broadband Company (IBC), was granted licenses after winning the tender published by the State of Israel for the election of a minority shareholder in the Israel Electric Corporation telecommunication project. IBC intends to introduce a new business model which may enable it to reach the retail market through the services of ISPs. According to media reports, IBC plans to launch a web portal in which it would offer ISP services to end users. ISPs which reach agreements with IBC would be listed on such a web portal. For further details see "Item 4B.13d - xi Election Procedure of the Electricity Company".

Internet access is currently provided by three major Internet service providers, or ISPs  -   Netvision, Bezeq International and us  --  as well as some other niche players. The Company estimates that it is the second largest ISP in the market. All three major providers are also suppliers of ILD services (see below).

Until 2011, the Israeli ISPs were connected to the World Wide Web through an underwater communications cable owned and operated by Med Nautilus, a subsidiary of Telecom Italia SpA. Since January 2012, Bezeq International has its own underwater communications cable  and in February 2012, the Tamares Group’s underwater communications cable commenced operations. These additional underwater cables have increased the effective bandwidth of international data connectivity and reduce costs for ISPs. However, proposed regulation published for public comments by the Ministry of Communications in November 2011 proposes certain limitations on the terms of agreements with Med Nautilus, which would, among other effects, limit the discounts and capacity which Med Nautilus may provide and force ISP providers (other than Bezeq International) to purchase capacity on less favorable terms and prices.  For further details see “Item 3D.1c Other regulatory developments may have a negative impact on the Company’s business and results of operation.”

International long distance services

ILD services in Israel have been open for competition since December 1996. There are currently eight players in this market. The three major players are: 012 Smile, Bezeq International and Netvision, who are estimated to hold together approximately 90% of the market. The other players are Xfone Communications, and Telzar International Communications Services Ltd., which commenced operations in 2011, and Hashikma N.G.N International Telecommunications 015 Ltd, Golan Telecom and HOT Mobile, that commenced operations in 2012. Beginning in 2012, as part of the unlimited packages that the cellular companies began offering their customers, most of them, including the Company, included ILD services to certain destinations in these packages. Proposed regulations intend, inter alia, to allow all general telecommunications licensees (including MVNOs) to provide international call services  to international destinations included in their subscribers’ tariff plans and only calls to destinations not included in the subscriber's plans would be routed through ILD providers. See "Item 4B.13d - ix Hearings and Examinations". Such regulations may alter the ILD market structure in Israel and decrease the volume of international calls routed through ILD providers.

4B.3                OUR STRATEGY

We intend to continue to create value for our shareholders, customers and employees. In order to accomplish this, we intend to:

•
Pursue our Evolution into a Diversified Multi-service Communications Group. In order to compete with the emerging comprehensive telecommunications groups, we are continuing to broaden and diversify our portfolio of products and services to evolve into a diversified multi-service communications and media service provider. Our goal is to provide a full range of telecommunications and media services which will enable customers to satisfy all their telecommunications needs through us. Our high quality network enables our customers to benefit from advanced and high quality services. In addition to our major business providing cellular telecommunications services, our services offering range includes fixed-line telephony, ISP services, transmission services, and ILD services and other accompanying telecom and media services.  We also intend to further enrich our media and content offerings in order to attract new customers and increase the level of loyalty and satisfaction of our existing customer base. Our licenses to operate in various telecommunications areas enable us to provide a wide range of services that will potentially be used to create a bundle of telecom and other adjacent services which we believe will favorably affect our ability to limit churn rates, increase customer loyalty, maximize the synergy between our lines of business and generate additional streams of revenues. Upon the establishment of a wholesale market in the fixed-line telecommunications market, we will strive to compete in the infrastructure market so that we may be able to provide our customers with a comprehensive package of services including television services.

•
Drive Customer Satisfaction through Customer Centric Strategy. We have always believed that customer satisfaction is a key concern. We place a priority on and wish to lead the market in striving for excellence in the customer experience. We do so by differentiating ourselves from our competitors through continuous examination of our customers' needs, requirements and experience so that we may offer tailored packages to the various sectors. We provide our customers with a high level of accessible customer service at our service centers, call centers and digital services.  In order to further provide high quality services to our customers and meet their needs, we have established a retail division that focuses on all of the retail interfaces with the customers. Internally, we seek to improve and align all company business model elements to deliver consistent satisfaction at each step of the customer’s experience.

•
Increasing Network Speed, Quality and Efficiency.   We have had and shall continue to have, a commitment to ensure the quality of our network in all its domains: cellular, fixed-line telephony, ISP and transmission and the integration of technological progress to support usage growth.  We continuously invest in our network platforms and transmission network and are preparing our network for upgrading to LTE, while ensuring smooth migration from existing networks to next generation networks. We are at an advanced stage of LTE deployment. Following the network sharing agreement with HOT Mobile, we expect to improve the coverage and quality and to accelerate the development of our cellular network infrastructure, while reducing operating costs.

•
Improve Efficiency. We place a premium on improving operational efficiency, adjusting costs and workforce to a level appropriate for evolving market conditions. The intense competition in the Israeli telecom market requires us to further reduce costs to align them with reduced revenues. The network sharing agreement with HOT Mobile marks an additional step in the adjustment of Partner's operational structure to the changing market conditions, while continuing to allocate resources to improve the advanced services that the Company provides its customers. In order to increase efficiency, we are reorganizing and consolidating Company real estate including by adjusting the size of some of our service centers and their deployment in a manner that will enable us to provide our customers with a full range of services in accessible locations. See "Item 4B.9 Our Network".

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

•
Company Culture. We believe that our employees are the Company's main and most significant asset and that each individual should be a key advocate of the Company's services and products. The successful execution of the Company's strategy depends on the motivation, loyalty and capabilities of our employees. Therefore we place great importance on forums that allow us to learn from our employees about their experience with the customer. Part of the Company's culture is to encourage an open discussion among all levels of employees including an "open door" policy of the CEO and a direct access to management.  We allocate resources for the training of our employees in order to meet the continuous and changing requirements of our business and invest in their welfare by addressing their needs through various forums and modes of communication.

4B.4                COMPETITIVE STRENGTHS

We believe that the following competitive strengths differentiate us from our competitors and will assist us in achieving our mission and implementing our strategies:

•
High Quality Networks. We believe that we set high standards for network quality.  We constantly invest in upgrading our network to the most advanced software and hardware, in all network domains – Radio Network, Fixed transmission network, fixed and mobile core network platforms, underlying IP infrastructure and supporting active and passive infrastructure (such as AC/DC power system, A/C, cabling, and antennae). We also continuously add more base cellular stations to gain better, denser site grids which give better coverage and capacity, resulting in a better quality of service in terms of accessibility (i.e. setup success), retainability (i.e. drop probability) and quality (e.g. peak and average data rates and voice quality). These investments, together with the use of sophisticated network planning, optimization and monitoring tools and techniques, have produced a high quality network which has been branded as the Orange “Ultranet”.

•
Strong Brand Identity. Since the launch of our full commercial operations in the cellular segment, we have made a substantial investment in promoting our brand identities in Israel to represent quality, innovation and customer service. Our marketing activities have resulted in wide-scale recognition of our brands for cellular and fixed-line services in Israel.

•
Focus on Customer Experience. Since we believe that customer satisfaction is a key concern, we provide a quality customer experience through quick, simple and reliable handling of customer needs and interactions, which we have achieved through investments in technology, offering tailored packages to the various sectors, launching a new portfolio of smartphones and tablets, and new communications products as well as training of customer service skills.

•
Variety of communication products. We believe that our fixed-line telephony,  ISP services, transmission services and ILD services, strengthen our position in the communications market. Offering a variety of combined mobile and fixed-line products and services will enable us to better compete with the bundled services of other players, increase customer loyalty, and serve as an additional source of revenue.

•
Strong and Motivated Management Team. We have been able to attract a number of Israeli senior managers from the telecommunications, high-tech and consumer products industries. Our management team is experienced and highly respected and, we believe, well-positioned to manage and lead the Company.

4B.5                MARKETING AND BRAND

We believe that a focused marketing strategy is critical to support our goal of sustaining our position as a leading provider of quality and innovative communications solutions in Israel. Our marketing strategy is based upon the international Orange brand in which we continuously invest in order to maintain its high position in the telecommunications market.

Our marketing strategy emphasizes high value for money, network quality, quality of customer service and innovation. Subsequent to acquisition of 012 Smile in 2011, the Company markets some of its services under 012 Smile and 012 Mobile.

In order to better address our customer needs, while maintaining customer value, we launched the 012 Mobile brand in order to compete in the cellular low price competitive landscape, thus supporting the premium pricing of the Orange brand among the incumbent cellular operators. While the Orange brand is differentiated by a superior network, customer centric approach, expansive customer service, wide distribution and service channels, wide variety of handsets as well as technical guidance, 012 Mobile is characterized by highly competitive pricing, simplicity and digital customer service. In order to promote our advanced new handsets, tariffs and services, we employ a large number of promotional activities and use a broad range of advertising media. During 2013, we continued to pursue an advertising presence in the media in order to maintain high exposure for our brand and advanced technologies. Our main advertising activities focus on promoting the 'Ultranet - The best and fastest cellular network in Israel', subscribership and usage of 3G and HSPA services, and of advanced mobile applications and content such as mobile broadband using data-cards and smartphones, as well as increasing loyalty among our customers. Our marketing strategy focuses on promoting our services to various segments of the Israeli population. We advertise our services in several languages. In addition to traditional media, we promote our brand and services by sponsoring and initiating cultural and community programs. We use the distinctive Orange brand logo in our promotional activities and advertising. See “Item 4B.12 Intellectual Property”.

In 2013, the price competition in the market intensified and we maintained our customer centric strategy and invested in our customers by launching 'ONE' customers program which grants our clients a high level of service, a variety of handpicked and customized discounts, offers and monthly surprises.

4B.6                SERVICES AND PRODUCTS

Our principal business, which provides approximately 80% of our revenues in 2013, (excluding inter-segment revenues) was derived from providing Cellular Services and handset sales for the cellular market in Israel. Approximately 20% of our revenues (excluding inter-segment revenues) are generated through our Fixed-Line Services and handset sales for the fixed-line market.

Our goal is to provide the best mobile broadband and fixed- line network, offering a wide range of products, services and content to the cellular and fixed- line customers and provide an excellent customer experience.

Cellular Services. Our major service is cellular telephony service – provided on both our 2G  and 3G networks. Our basic offer includes domestic mobile calls, international dialing, roaming, voice mail, call waiting, call forwarding, caller identification, conference calling, short message services ("SMS"), intelligent network services (such as VPN and funtone), fax transmission, mobile broadband at speeds of up to 42 Mbps1 and other services as a mobile portal of content services and applications including a rich selection of television, games and music under the Orange brand. We have concluded content agreements with a variety of content providers and suppliers in the Israeli television and entertainment industry.

1 The cellular data transmission speed is not constant and is dependent on various factors including coverage, network availability, the chosen connectivity technology, the handset, and cellular, internet and other telecommunication networks.

Our main focus throughout 2013 was to continue to expand our 3G and HSPA business in Israel, to prepare the network for LTE technologies, and to enhance our relationship with our customers through active retention activities. To meet these goals, we are implementing our strategic network upgrade project, in which all network radio and core elements are being upgraded to Ericsson’s most advanced products range. We have also expanded our transmission network to support the demand for high data transmission rates, and we introduced a third radio carrier for HSPA services, utilizing part of our existing 900 MHz spectrum.  In parallel, we have also expanded our 3G handset portfolio to cater to several specific market segments, including the launch of the Infinity private label and mobile broadband solutions.  Finally, we have enhanced our content portal offering and launched several innovative customer retention activities including our mobile application "MyOrange".

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

•
ISP services. As an internet service provider, we offer our customers ISP services and as a reseller we offer internet access. Our ISP services offering includes email accounts, home WiFi networking as well as additional value added services. Furthermore, we offer an advanced set of communications services that house web servers and related software and provide connectivity to the Internet for business customers.

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

4B.6b     Tariff Plans

As of December 31, 2013, approximately 72% of our cellular subscriber base (approximately 2,133,000 subscribers) subscribed to post-paid tariff plans, and 28% (approximately 823,000 subscribers) subscribed to pre-paid tariff plans.

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

Since 2012, the Company has launched cellular tariff plans under a new brand, “012 Mobile”, based on the 012 Smile brand. Under this brand, the Company offers plans mainly under a digital self-service model through a dedicated website (including web-chat with customer representatives) at competitive prices. These tariff plans were launched in order to compete with offers of new operators launched in 2012.

Since 2012, the Company offers special discounts to customers with two or more subscribers in particular cellular plans, and to customers with subscribers in both cellular and fixed-line plans including VoB and ISP.

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

4B.6c     International Roaming

Roaming allows a mobile phone subscriber to place and to receive calls while in the coverage area of a network to which he does not subscribe and to be billed for such service by his home network. Facilitating international roaming was a primary design goal of the GSM system from its inception. A GSM roamer can therefore expect to enjoy substantially the same services, features and security while traveling as he does at home. However, the Ministry of Communications may introduce new regulations that would limit our revenues from roaming services.  See “Item 4B.13d - ix Hearings and Examinations” and also “Recent and potential future regulation and negotiation of roaming tariffs, both within Israel and elsewhere, may increase our roaming expenses, decrease our roaming revenues and prevent us from raising our tariffs. If our competitors, including new entrants into the telecommunications market, can deliver a more cost effective roaming service or more effective roaming solutions than we do, our subscribers may migrate to those competitors and our results of operations could be adversely affected.”

At December 31, 2013, we had commercial roaming relationships with 438 operators in 185 countries or jurisdictions and 269 3G roaming agreements in 121 countries. We also have agreements with satellite operators, providing global coverage, requiring the use of unique handsets. Creating roaming relationships with multiple operators in each country increases potential incoming roaming revenue for us and gives our subscribers more choice in coverage, services and prices in that country.

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

4B.6d     Value-Added Services

Cellular Services. In addition to standard mobile value-added services, See "Item 4B.6 Services and Products", we offer a variety of value-added services including among others, various content services, GPS, mail services, backup and synchronizing services, visual voice mail and vehicle fleet management. These services and others are important to our business as they create differentiating factors and increase customer usage, satisfaction and retention. We continuously track all major market developments regarding value-added network services, and we intend to implement and offer those services that are likely to be popular with customers and which would add value to our business.

Fixed-line Services. In addition to standard fixed-line value-added services, we offer a variety of value-added services that include defense and security services for the computer and e-mail that include among others, parental monitoring control, firewall, web hosting, anti-virus and site filtering based on the customer’s restriction definition, and other value added internet services including hosting, cloud- based hosted services and virtual switchboard.

In November 2013, a new Retail Division was established to be responsible for all of the Company's working centers, stores and dealers that had previously been part of the Customers Division. The Retail Division is responsible for all aspects of handsets, equipment and accessories including procurement, logistics and final sale to the customer through the various sale channels of the Company as well as handset maintenance through the Company's repair services and labs. Our customer support and service provides several channels for our customers: call centers, walk-in centers and self-service support, which include web-based services, mobile application, Interactive Voice Response (“IVR”), and automated SMS.

Call Centers. Guided by our aim to provide high quality service, our call-center services are divided into several sub-centers: customer segment (business, private and pre-paid) for both cellular and fixed-line services, and specialized support and services (finance, network, international roaming and data transfer related issues). The call center services are provided in several languages and also provide chat services through the Company’s websites.

Walk-in Centers. We currently operate 29 service and sales centers across Israel. These centers provide a face-to-face, uniformly designed, contact channel and offer all services that we provide to customers: sales, handset upgrade, handset maintenance, tablet sales, fixed-line services (such as VOB and ISP) and other services (such as finance, rate-plan changes and subscription to new services) as well as accessories sales. Lease agreements for our retail stores and service centers are for periods of two to ten years. We have the option to extend the lease agreements for different periods including the initial lease period. See also Note 19 to the consolidated financial statements.

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

Direct Sales Force: Our sales force is comprised of sales and service representatives.

●	A team of representatives and customer account managers that support small to medium-sized businesses.

●	A team of corporate representatives and customer account managers who support large corporate customers.

●	A Small Medium Enterprises ("SME") sales-force team located in regional offices focuses on individual and small business customers.

●	A telemarketing department conducts direct sales by phone (to private and business customers), initiates contacts with prospective customers and coordinates appointments for the sales representatives.

Our sales force undergoes regular training to improve their skills of selling advanced solutions such as cellular data, intranet extension and connectivity, virtual private networks, location based services, m2m services, and other value-added services that appeal to corporate customers.

In addition, as of December 31, 2013, we have 24 Orange stands in shopping centers throughout the country, as well as four stores that specialize in sales and handset upgrades.

4B.7b     Indirect Sales Channels

We have agreements with many traditional dealers that provide over 50 points of sale, selling a range of our products. The private dealer network is an important distribution channel because of its ability to attract existing cellular users to our network. Our dealer network focuses primarily on sales to individual customers and, to a lesser extent, small business customers. These dealers specialize in sales for post-paid customers and handset and tablet sales.

In addition we have agreements with 14 prepaid distributors that specialize in sales for pre-paid customers and distribution of pre-paid plans to sub-dealers.

In addition, we have specific dealers that target different segments of the Israeli population with the appropriate style, language and locations. We provide regular training to employees of our dealers to update them on our products and services. Our dealer managers visit dealers on a regular basis to provide information and training, answer questions and solve any problems that may arise. We pay our dealers commissions; however, dealers are not entitled to commissions for any customers that terminate their service within 90 days of activation.

All indirect sales channels are supported by a specialized “dealer support” call center providing information, support and coordination of appointments of car-kit installations.

The 012 Mobile cellular services are marketed through the internet as well as through retail chains and  traditional dealers that sell the 012 Mobile SIM card.

4B.8                POST-PAID CUSTOMER CONTRACTS AND CREDIT POLICY

As of 2011, our standard subscriber agreements with most of our private subscribers are without commitment periods. Each of our business subscribers that has more than 100 lines signs an agreement with a commitment period of up to 36 months (generally including a commitment to pay the monthly charge for the full 36 months). Subscribers are billed monthly for airtime charges and charges per services. Roaming access for direct debit subscribers is subject to credit scoring by our credit supervisors with the assistance of outside credit agencies and may require additional guarantees or deposits.

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

4B.9                OUR NETWORK

We have built an extensive, resilient and advanced network system in Israel, allowing us to offer our services with extensive coverage and consistent high quality. During the years ended December 31, 2012 and 2013, we made capital expenditures of NIS 343 million and NIS 246 million ($71 million), respectively, in our network infrastructure, including optic fibers.

4B.9a     Overview

Our network is a converged fixed and mobile telecommunications network. For mobile services we built a third generation wireless network, which offers full interactive multimedia capabilities.  This technology brings wire-free networks significantly closer to the capabilities of fixed-line networks. Improvements in coding and data compression technology provide better voice quality and more reliable data transmission. UMTS is the global standard adopted for the implementation of third generation wireless telecommunications capable of data rates of up to 42 Mbps in the down-link and is the 3G technology we use. HSPA is a technological enhancement to our 3G services that offers subscribers the ability to access our 3G services at higher speeds for downloading (HSDPA) and uploading (HSUPA) data. The network infrastructure is LTE capable and is in a process of full LTE upgrade and launch subject to regulatory approval.

Cellular Network Sharing Agreement. On November 8, 2013, we entered into a 15-year network sharing agreement with HOT Mobile, which remains subject to approval by Israeli regulatory authorities. Pursuant to the network sharing agreement, the parties would create a 50-50 joint venture, which would operate and develop a radio access network to be shared by both companies starting with a pooling of both companies' radio access network infrastructures to create a single pooled radio access network. The joint venture would seek to improve network efficiency by reducing the number of network sites, while improving network coverage and capacity and introducing new technology. As a result, the shared network would optimize operating costs, including required maintenance and reduce environmental impact.

Both companies would continue to compete and differentiate their services and be responsible for providing cellular telecommunication services to its own customers, including the provision of customer service, value-added services, marketing and sales. Each company will continue to retain and operate its own core network.

Our network sharing arrangement with HOT Mobile marks an additional step in the adjustment of Partner's operational structure to changing market conditions, while continuing to allocate resources to improve the advanced services that the Company provides its customers on the most advanced cellular network in Israel. See also "Item 3D.2b The network sharing agreement recently entered into by Partner may not provide the anticipated benefits and may lead to unexpected costs." and "Item 5A.1c Entry into Network Sharing Agreement."

4B.9b     Infrastructure

As of December 31, 2013, our GSM network domain consisted of 2,027 macrobase transceiver stations, 125 microbase transceiver stations and 653 indoor transceiver stations, all linked to 6 base station controllers. The base station subsystem is controlled by 3 cellular switching centers. Base transceiver stations, cellular switching centers and base station controllers are interconnected by approximately 8,500 transmission links. Ericsson supplies our base station controller and base transceiver station sites for our GSM and GPRS network.

As of December 31, 2013, our UMTS network domain consisted of 2,017 macrobase transceiver base stations, 53 microbase transceiver stations and 602 indoor transceiver stations, all linked to 22 radio network controllers. The base station subsystem is controlled by 4 mobile switching centers and 8 media gateways. The base transceiver stations, the mobile switching centers and the radio network controllers are interconnected by the above-mentioned 8,500 transmission links for voice services, and a dedicated IP radio access network and a mobile packet backbone network (IP-RAN, MPBN) for data traffic. As of January 2008, Ericsson is our sole 3G UTRAN and core network equipment supplier, and we are progressively replacing equipment purchased from other suppliers with Ericsson equipment.  See “Item 4B.9g Suppliers”.

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

In addition, our network is interconnected with two public switched telephone companies, Bezeq and HOT Telecom, in several locations across Israel. Our network is also connected to all of the cellular networks, all the Israeli international operators, the fixed-line telephone network of the Palestine Telecommunication Co. Ltd. (“Paltel”),  and the cellular network of Wataniya Palestine Mobile Telecommunication Company (“Wataniya”), and indirectly to the cellular network of Palestine Cellular Communications Ltd. ("Jawwal"). Our transmission network is made up mainly by our own microwave links and fiber optic infrastructure, while for sites that are unreachable with our own transmission, we lease lines from Bezeq and other operators. Currently approximately 32% of our transmission network consists of leased lines. Our fiber-optic and microwave transmission network enables us to reduce our transmission costs as well as to provide our business customers with bundled services of data and voice transmission and fixed-line services. Currently, our transmission network has more than 16 hundred kilometers of fiber optics and more than 12 hundred kilometers of microwave links.

Our GSM and UMTS radio networks covered 99% of the Israeli population at year-end 2013. We are continuing to expand and improve the coverage, capacity and quality of our UMTS network.

4B.9c      Network Design

Our primary cellular network design objective is to further expand and improve our network to provide high voice, video and packet quality, service reliability, high capacity and high coverage quality. In formulating our network design objectives, we have been guided by our business strategy to continue to broaden the highest quality network. The quality parameters that we seek to satisfy are those that we believe are important to cellular users: voice quality, high data rate packet sessions, low “blocked call” rate, low “dropped call” rate and deep indoor penetration, especially in densely populated areas or areas of special commercial interest. The two main examined parameters used to measure network performance are the setup call success rate and the dropped calls rate.

With these quality parameters in mind, we rolled out our UMTS/HSPA network starting in 2004, which shares locations with the GSM sites. In December 2007, we signed an agreement with LM Ericsson Israel Ltd. (Ericsson”) for the replacement of third party 3G radio equipment existing in our network, and in October 2010, we signed an agreement with Ericsson for the upgrade of our existing fixed-mobile network and the deployment of our fourth generation network. Ericsson is currently the main supplier of our network. See “Item 4B.9g Suppliers”.

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

In our Fixed-Line business we offer telephony lines using VoB technology, PRI voice trunks, Internet Sevices, data transmission and ILD services targeting households and business customers in the Israeli market. These services are provided over third parties’ existing network infrastructure as well as our own partial infrastructure. In order to provide the Fixed-line Services in the residential market, we developed a home gateway box (smartbox), that provides the customer with a setup of a home network WiFi based on the protocol 802.11n, FXS and DECT supported phones, and built-in firewall. This solution enables us to provide services to our customers such as call “hijack” which allows customers to retrieve incoming mobile line calls on their fixed-line and vice-versa, improved email accounts, anti-virus and site filtering based on the customer’s restriction definition.

4B.9d     Spectrum Allocation and Capacity

Spectrum availability is limited and is allocated by the Ministry of Communications through a licensing process. Pursuant to the terms of our license and subsequent allocations, we were allocated 2x10.4 MHz in the 900 MHz frequency band, of which 2x4.8 MHz are shared with Jawwal which operates in the West Bank and the Gaza Strip. For a discussion of the risks associated with regulatory developments in spectrum allocation, see “Item 3D.1g We may not be allocated sufficient spectrum band or any spectrum at all needed in order to provide fourth generation (4G) services, and we may be required to terminate the use of certain spectrum or to share with another operator some of the spectrum we are currently using on an exclusive basis. These requirements may adversely affect our network quality and capacity as well as our ability to provide our customers with advanced technology services, which may adversely affect our ability to compete and our results of operations.”

We were also allocated two additional bands of spectrum: 2 x 10 MHz of GSM 1800 spectrum and 2 x 10 MHz of UMTS/HSDPA third generation in the 2100 MHz frequency band. We operate GSM 1800 MHz band base transceiver stations that enhance the capacity of our GSM 900 MHz network, and improve our GSM 900 MHz network’s quality. In May 2012, we shifted 5MHz of our 900MHz spectrum from the 2G GSM network to the 3G HSPA+ network.

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

See “Item 4B.13g Network Site Permits” for a description of the approvals that are required for the erection and operation of network sites and the requirement to provide indemnification undertakings to local committees.

4B.9g     Suppliers

Suppliers for our cellular network. For a number of years, we purchased our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software, from Ericsson and Nokia.  Starting in January 2008, we purchase all our UMTS network equipment from Ericsson, and in 2010 we entered into an agreement with Ericsson, for the upgrade of our existing cellular networks and the deployment of our fourth generation network. As a result, Ericsson has gradually become our sole supplier of radio equipment and our main supplier of our other network infrastructures, such as GSM, GPRS and UMTS equipment, voice and data core switches, base station controllers, base transceiver stations,  operation support systems and transmission systems equipment. See “Item 10C Material Contracts”. See also “Item 3D.2g We depend on a limited number of suppliers. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of network equipment and handsets or maintenance support on a timely basis.”

We continue to purchase certain network components, for our cellular, fixed and ISP services, from various other key suppliers. For example, Alcatel-Lucent provides the Company with a pre-paid system that allows subscribers to pay set amounts in advance and thereby allows subscribers to manage their expenses for services. Alcatel-Lucent also provides an Intelligent-Network system, which implements Value Added voice Services such as VPN and Funtone (Music Ring-back Tone).  Juniper Networks Ireland Ltd. supplies ISP infrastructure to the Company including routers and security solutions.

Handset Suppliers. In 2009, we entered into a three-year agreement with Apple for the purchase and resale of iPhone handsets in Israel and upon its expiry in 2012 we entered into a new agreement with Apple for an additional three-year period. See “Item 10C Material Contracts”.  During 2013, Apple was a major supplier of the Company’s iPhone handsets. In addition, during 2013, we purchased most of our Samsung handsets from Scailex. See “Item 7B.2 Transactions With Scailex”.

Suppliers for our fixed-line network.  Only the Bezeq and HOT Groups own fixed-line telecommunications infrastructures in Israel.  As a result, we rely on interconnection with the Bezeq and HOT Groups’ infrastructure. Bezeq supplies the Company with fixed-line transmission services for connecting traffic between approximately 68% of the Company’s sites and its switches.  The HOT Group supplies the Company with interconnect lines between the broadband backbone and the ISP backbone. See "Item 3D.1b If insufficient or improperly implemented, regulatory initiatives that are intended to allow telecommunication providers, such as Partner, that do not have their own fixed-line infrastructure to include the infrastructure component as part of their bundled service offerings may negatively affect our business and results of operations." In addition, for hard-line connection to all major Western European countries and the United States, Med Nautilus supplies the Company with transmission services through its submarine infrastructure. See “Item 10C Material Contracts”.

Sonus Networks Inc. and Broadsoft Inc. supply us with switches for the fixed-line telephony services based on Internet Protocol (“VoIP”). As part of the mentioned above with Ericsson, these services will gradually shift to equipment supplied by Ericsson.

4B.9h     Interconnection

All telecommunications providers with general licenses in Israel have provisions in their licenses requiring them to connect their networks with all other telecommunications networks in Israel. Currently, our network is connected directly with all other telecommunications networks operating in Israel.

We are currently operating without any formal interconnect agreements with Bezeq. Day-to-day arrangements with Bezeq substantially conform to a draft interconnect agreement negotiated with Bezeq. Bezeq is required by law not to discriminate against any licensed telecommunications operator in Israel with respect to the provision of interconnect services. We currently pay Bezeq an interconnection fee based on a tariff structure set forth in the Interconnection Regulations (Telecommunications and Broadcasts) (Fees for Interconnection) (2000) (“Interconnection Regulations”).

We have formal interconnect agreements with all Israeli cellular and with the other fixed-line and voice over cellular companies. The interconnect tariffs are set forth in the Interconnection Regulations that impose a uniform call interconnect tariff for all cellular operators.

Our network is connected directly to Paltel, the Palestinian fixed-line operator, Wataniya, a Palestinian cellular operator, and indirectly to Jawwal, the cellular operator of  Paltel. The interconnect tariffs are set out in commercial agreements.

For a discussion of the Ministry of Communications’ reduction of interconnect tariffs see “Item 4B.13d - ii  Reduction Of Interconnect Tariffs to Be Paid to Fixed-line Operators”.

Two of our subsidiaries have a domestic fixed-line license. Our subsidiaries are connected directly with all other telecommunication networks operating in Israel. The interconnection fees are set by the Interconnection Regulations.

4B.10                COMPETITION

An overview of our principal competitors and of some aspects of the competitive environment for telecommunications services is set forth below.  For further information regarding the impact of regulation and regulatory changes on competition, including measures to enable new service providers to enter the market, and the competitive pressures arising from the development of full-service telecommunications providers and new technologies, see “Item 3D.1 RISKS RELATING TO THE REGULATION OF OUR INDUSTRY.” and “Item 3D.2a  As a result of substantial and continuing changes in our regulatory and business environment, our operating results have decreased significantly in the past two years.  Our operating results may continue to decline in 2014 and beyond, which may adversely affect our financial condition.”

4B.10a   Competitors in the Cellular Services market

There are currently five cellular telephone network operators in Israel: Partner, Cellcom, Pelephone,  HOT Mobile, and Golan Telecom. Except for Golan Telecom, these cellular operators are part of the four main telecommunications groups. In addition, there are three active MVNO operators – Hashikma Communications Marketing Ltd., (“Rami Levy”); Alon Cellular Ltd. (“Alon Cellular”); and Home Cellular Ltd. (“Home Cellular”).

We compete principally on the basis of telecommunications service quality, brand identity, variety of handsets, tariffs, value-added services and the quality of customer services.

The table below sets forth an estimate of each operator’s share of total subscribers in the Israeli cellular market at December 31, 2009, 2010, 2011, 2012 and estimates for 2013.

Estimated Market Shares*	2009	2010	2011	2012	2013

Partner	32%	32%	32%	29%	29%
Cellcom	34%	34%	34%	32%	31%
Pelephone	29%	29%	29%	28%	26%
HOT Mobile	5%	5%	5%	8%	8%
Golan Telecom and others	-	-	-	3%	6%

* Based on Partner subscriber data, as well as information contained in published reports, and public statements issued by other operators. The estimated market shares for 2013 are also based on data regarding the number of subscribers porting between operators.

Cellcom is an Israeli corporation founded in 1994, that is traded both on the Tel Aviv stock exchange as well as NYSE. The company's major beneficial shareholder until January 2014 was Discount Investment Corporation Ltd, a majority-owned subsidiary of IDB Development Corporation, which in turn is a majority-owned subsidiary of IDB Holding Corporation Ltd (“IDB”). In January 2014, the Israeli court approved a creditors' arrangement for IDB, under which (if implemented) IDB Development would be controlled by the Elzstain - Extra group, led by Mr. Eduardo Elzstain and Mr. Mordechai Ben Moshe. The creditors' arrangement is subject to receipt of requisite approvals under applicable law. A request to annul the court's approval of the creditors' arrangement for IDB and an appeal against such a decision to the Supreme Court were filed by former controlling shareholders of IDB.  In August 2011, Cellcom acquired Netvision, an Israeli operator of domestic fixed-line services using VoB technology, PRI, transmission and data communications services, ISP services and ILD. Cellcom operates nationwide cellular telephone networks based on GSM 1800 MHz/GPRS,EDGE and UMTS/HSDPA HSUPA technologies as well as fixed-line telephony, transmission and data services.

Pelephone is an Israeli corporation that is a wholly-owned subsidiary of Bezeq, Israel’s largest telecommunications provider and the primary fixed-line operator that is controlled by B Communications Ltd., a company indirectly controlled by Shaul Elovitz, the controlling shareholder of Eurocom, which is the official distributor of the Nokia group in Israel. Bezeq and its subsidiaries offer fixed-line telephony services, cellular telephony services, PRI, internet broadband access, ISP services, transmission and data communications services, ILD services and multi- channel television services.  Since 2009, Pelephone has a UMTS/HSPA network.

New Operators

HOT Mobile holds a general license to provide mobile telecommunications services. HOT Mobile’s legacy network is an iDEN network. HOT mobile is held indirectly by the Altice Group, a French media group, controlled by Mr. Patrick Drahi, who also holds control of HOT Telecommunications Systems Ltd. ("HOT Telecommunications"), a multi-channel television operator in Israel. In December 2012, HOT Telecommunications was delisted from the Tel-Aviv Stock Exchange. The HOT Group’s main areas of activity are multi- channel television services, fixed-line telephony services, PRI, internet broadband access, transmission and data communications services as well as ISP services through its subsidiary HOT-NET. In November 2011, HOT Telecommunications acquired all of the outstanding shares of HOT Mobile. HOT Mobile’s cellular license was amended to include UMTS frequencies allocated subsequent to winning a Ministry of Communications’ tender offer for frequencies in the 2100 Mhz spectrum. The HOT Group, which operates its 3G services under the brand name of HOT Mobile, is required to utilize the 2100 MHz spectrum to build full country coverage. Since this network is currently only partially deployed, its subscribers roam on Pelephone's network that has nationwide coverage.

 Partner and HOT Mobile entered into a rights of use agreement, which took effect on November 8, 2013, and is valid until January 4, 2017. Under the rights of use agreement, Partner will provide services to HOT Mobile in the form of rights of use to Partner's radio cellular network in order to supplement HOT Mobile’s current network coverage. According to the rights of use agreement, HOT Mobile will pay Partner fixed base payments with additional variable payments based on traffic volume exceeding a defined threshold.

Golan Telecom, is a privately owned company, owned by Michael Golan, Xavier Niel and the Parienti family and began operations in early 2012 after winning a Ministry of Communications’ tender offer for frequencies in the 2100 Mhz spectrum. Golan Telecom signed a national roaming agreement with Cellcom.

Under the terms of HOT Mobile and Golan Telecom's licenses, the companies which won the UMTS frequency tender offer were required to pay a minimal fee as well as a guarantee for the balance to the Ministry of Communications before starting operations and to pay the balance of the fee to ensure compliance with the terms of the license after 5 years. However, as an incentive for these companies to rapidly build and expand their customer base, the final total amount of their fees and guarantees is calculated according to the level of the coverage of their services and will be reduced as the level of coverage increases. This incentive has been a significant factor in the aggressive marketing strategies and pricing of the additional entrants in order to gain market share, which, in light of the current saturation of the Israeli cellular market, has resulted in loss of market share by existing companies, including Partner, and substantial downward pressure on tariffs. In November 2013, the Ministry of Communications reduced HOT Mobile's license guarantee because it achieved the market share goal of 7%.

MVNOs

The Ministry of Communications has granted MVNO licenses to 11 companies, 5 of which had entered the market as of December 31, 2013. The major MVNOs are Rami Levy, which is a subsidiary of a major Israeli discount supermarket chain, Home Cellular which is a subsidiary of a leading group that owns, among others, hardware and home furnishing stores, and Alon Cellular which is owned by Alon Holdings, and also controls a leading retail and gas station chain. In December 2011, we signed a hosting agreement with Alon Cellular with respect to their use of Partner’s network as an MVNO. However, Pelephone has reported that in December 2013, Alon Cellular signed a hosting agreement with Pelephone;  we have not received any formal notification from Alon Cellular. We are at this time uncertain as to the implications for the Company of the new hosting agreement between Pelephone and Alon Cellular, since we lack information regarding the scope of services that the Company will continue to provide to Alon Cellular by virtue of our prior hosting agreement with Alon Cellular (until the date of its termination). We are also uncertain as to whether our agreement with Alon Cellular will terminate prior to the original termination date. In light of the above, the Company is unable, at this stage, to evaluate the effect of the hosting agreement signed between Alon Cellular and Pelephone on our financial results. In May 2013, we signed a hosting agreement with Azi Communications Ltd. with respect to their use of Partner’s network as an MVNO.

Other competitors

In addition, Paltel operates a GSM mobile telephone network under the name “Jawwal” in the Palestinian Administered Areas. Paltel also operates a fixed-line network. Paltel’s GSM network competes with our network in some border coverage overlap areas. A second Palestinian operator, Wataniya launched its GSM network during 2009.

Several service providers offer competitive roaming solutions. The service is offered, inter alia, by the International Long Distance vendors as well as by specialized enterprises.

4B.10b   Selected new technologies affecting the competitive environment for Cellular Services

The Ministry of Communications updated fixed operators’ licenses to allow for the provision of VoC based services. For a discussion of the risks created by our competitive environment, including risks arising in connection with government measures to increase competition, see “ Item  3D.1b If insufficient or improperly implemented, regulatory initiatives that are intended to allow telecommunication providers, such as Partner, that do not have their own fixed-line infrastructure to include the infrastructure component as part of their bundled service offerings may negatively affect our business and results of operations.”

4B.10c   Competitors in Fixed-line Services

In the fixed-line market, we compete with Bezeq, Israel’s largest telecommunications provider and the primary fixed-line operator, HOT Telecom, and other telecommunication services providers who are entering the fixed-line market. Both the Bezeq Group and HOT Group provide cellular telephony services, ILD services, PRI, internet broadband access, ISP services, transmission and data communications services and multi-channel television services.

The Bezeq Group offers bundles of services subject to its structural separation limitations and provided that the bundle may not include a fixed-line telephony service of Bezeq, the parent company. The HOT Group may offer bundled services of  fixed-line,  internet broadband access and multi -channel television ("triple"). The bundle of services currently offered by the HOT Group does not include cellular services (other than a bundle of cellular services with ISP services recently offered by its subsidiaries HOT Mobile and HOT-NET). The Ministry of Communications allowed HOT Telecom LLP, HOT Telecommunication and HOT Mobile to sell and market each other's services and exchange information regarding such marketing activities.

Upon an effective wholesale fixed-line market, the Ministry of Communications may cancel the structural separation imposed on the Bezeq and HOT Groups. This will allow the groups to offer attractive bundles that include all of the above services that may result in a loss of market share by Partner in all relevant telecom markets.

There are currently two major fixed ISP providers in Israel that we compete with: Bezeq International and Netvision from the Cellcom Group. The three companies hold approximately 90% of the ISP market. HOT-NET is estimated to hold approximately 9% of the ISP market, and the remaining 2% of the ISP market is estimated to be held by smaller operators.

In the ILD services market, we compete with Netvision, Bezeq International, Xphone 018 Ltd, Hashikma N.G.N International Communications 015 Ltd. Telzar International Telecommunication Service Ltd, Golan Telecom International Ltd. and HOT Mobile International Telecommunications Ltd.

See also “Item 4B.2 Special characteristics of the Fixed-Line Telecommunications Industry in Israel”.

4B.11                INFORMATION TECHNOLOGY

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

While many of our systems have been developed by third-party vendors, all of them have been modified and refined to suit our particular needs. In certain instances, we have developed critical information technology systems internally to meet our specific requirements. For example, significant segments of our CRM and business information infrastructure were developed internally and were designed to integrate our customer service outreach with our overall sales and marketing effort. In connection with our transformation into a diversified multi-service communications provider, we are upgrading our CRM, Enterprise Service Bus ("ESB") and Enterprise Resource Planning (“ERP”) systems with systems that are better suited to our current and future needs.

We have upgraded many of our older servers in the infrastructure to newer and stronger servers. All the servers that we have upgraded that are used for core applications are installed in two different sites. In addition, the Company invested resources to improve the quality of the IT processes and billing accuracy.

4B.12                INTELLECTUAL PROPERTY

We are the registered owners of the trademark “Partner” in Israel with respect to telecommunications-related devices and services, as well as additional trademarks. We have also registered several internet Web domain names, including, among others: www.partner.co.il and www.orange.co.il. 012 Smile is the registered owner of several trademarks in Israel with respect to telecommunications-related services, that include the numbers “012”. In addition, 012 Smile has registered several internet Web domain names, including, among others, www.012.net and www.012.net.il. Partner is the assignee in a patent application filed in March 2012 that claims a method for delivering short messages originated by roaming prepaid subscribers. A Notice of Allowance was issued for the application in September 2013 and a patent was issued on January 14, 2014.

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

4B.13                REGULATION

4B.13a   Overview

We operate within Israel primarily under the Telecommunications Law, the Wireless Telegraphy Ordinance (New Version), 1972 (the “Wireless Telegraphy Ordinance”), the regulations promulgated by the Ministry of Communications and our license. The Ministry of Communications issues the licenses which grant the right to establish and operate mobile telephone and other telecommunication services in Israel, and sets the terms by which such services are provided. The regulatory framework under which we operate consists also of the Planning and Building Law, the Consumer Protection Law, 1981, and the Non-Ionizing Radiation Law. Additional areas of Israeli law may be relevant to our operations, including antitrust law, specifically the Restrictive Trade Practices Law, 1988, the Class Actions Law, 2006, and administrative law.

4B.13b   Telecommunications Law

The principal law governing telecommunications in Israel is the Telecommunications Law and related regulations. The Telecommunications Law prohibits any person, other than the State of Israel, from providing public telecommunications services without a license issued by the Ministry of Communications.

General licenses, which relate to telecommunications activities over a public network or for the granting of nationwide services or international telecommunications services, have been awarded to the Bezeq Group, to the HOT Group, to four other cellular operators besides Partner and to the international operators. In addition, the Ministry of Communications has granted MVNO licenses to a number of companies.

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

The Ministry of Communications is authorized to impose significant monetary sanctions on a license holder that breaches a provision of the Telecommunications Law or of its license.

Frequency Fees. Under the Telegraph Regulations, the Company is committed to pay an annual fixed fee for each frequency used. For the year 2011, the Company paid an amount of NIS 11 million which is after a deduction of amounts the Company was eligible to receive in accordance with the High Court of Justice’s decision; the amount due before the reduction was NIS 58 million. For the years 2012 and 2013, the Company paid a total amount of approximately NIS 59 and NIS 60 million, respectively. See also Note 20(b)(1) to the consolidated financial statements.

Royalties. Pursuant to the Communications Regulations (Telecommunications and Broadcasting) (Royalties), 2001, we must pay royalties to the State of Israel every quarter based on our chargeable revenues, as defined in the regulation, from mobile telephone services (including, among other, airtime, monthly subscription fees, roaming services and non-recurring), on a cumulative basis, excluding value-added tax. Revenues for purposes of royalty calculation also exclude payments transferred to other telecommunications license holders, bad debts, payments for roaming services to foreign mobile telephone operators and certain other revenues. The rate of these royalties has decreased in recent years. The royalty rate for 2012 was set at 1.3% and for 2013 was set at 0%.

4B.13c   Fair Competition and Antitrust Law

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

4B.13d   Regulatory Developments

See also “Item3D.1 RISKS RELATING TO THE REGULATION OF OUR INDUSTRY” for a discussion of how recent regulatory developments create risks for our financial condition, business and results of operations.

4B.13d - i                      New Roaming Regulation

Following a hearing held by the Ministry of Communications, effective February 2014, the mobile radio telephone (MRT) licenses of all of the cellular operators in Israel will be amended so that as a default, the access to cellular internet services abroad will be blocked, unless the subscriber requested to have access to such services or has purchased a roaming services package or has extended his existing package. Implementation of the Ministry's decision may have a negative effect on the Company's financial results.

4B.13d - ii                      Reduction Of Interconnect Tariffs to Be Paid to Cellular Operators

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

The maximum, updated and CPI-adjusted tariff per minute excluding VAT effective January 1, 2014 is NIS 0.0615 for completion of a call in a cellular network and NIS 0.0014 excluding VAT for completion of an SMS message.

4B.13d - iii                      Reduction Of Interconnect Tariffs to Be Paid to Fixed-line Operators

In October 2013, the Ministry of Communications published its decision following a hearing conducted regarding a change in interconnect tariffs for the completion of a call on a fixed-line network. According to the decision, effective December 1, 2013, the maximum uniform tariff for the completion of a call on a fixed-line network will be NIS 0.01 (1 agora), excluding VAT per minute, for all hours of the day, instead of the current tariffs of NIS 0.0421 per minute during peak hours and NIS 0.0234 per minute during off-peak hours. The tariff will be updated annually in accordance with changes to the CPI. Accordingly, on January 1, 2014, the tariff was adjusted to NIS 0.0101 excluding VAT per minute.

4B.13d - iv                      Regulatory Consumer Amendments

On January 1, 2013, an amendment to the Consumer Protection Law became effective according to which if a supplier overcharges a consumer in a continuous transaction in which the supplier lawfully charges the consumer’s bank account or credit card in installments, the supplier will refund the consumer the overcharged amount within four business days together with interest as well as an additional payment for the consumer’s expenses in the amount of NIS 16. In addition, the amendment determined that if the supplier overcharged and did not refund the consumer, the court may award compensation without proof of damages up to an amount that does not exceed NIS 10,000.

In August, 2012, the Parliamentary Economics Committee approved a reform with respect to the import of cellular handsets that includes two facilitations that are intended to remove import barriers: the exemption from the need to receive a commercial license and the exemption from the need to receive a type approval for the import of new cellular handsets that meet acceptable European and American standards. The reform became effective in September 2012. In October 2012, the Ministry of Communications granted Partner an exemption from the need to receive a commercial license for handsets and an exemption from the need to receive a type approval that will be effective until December 31, 2013. On December 8, 2013, the Ministry of Communications extended the said exemption until December 31, 2015.

On June 9, 2013, the Ministry of Communications' decision from December 2012 became effective that shortens the portability process between operators  from three hours to forty minutes in the cellular segment and seventy minutes in the fixed-line segment. In addition, as of May 2013, in accordance with the Ministry of Communications' decision, the receiving operator must send the subscriber wishing to port an SMS with a random code that will be required in order to process the porting in order to prevent cases of erroneous porting.

On October 31, 2013 the Ministry of Communication clarified that the practice of offering special tariff plans and/or special promotions only to subscribers who migrated from one operator to the other and not to all of the new subscribers ("win back"), shall be considered a violation of the anti-discrimination clause in the cellular licenses.
These amendments may have an adverse affect on the Company's results of operations.

4B.13d - v                        LTE Spectrum Allocation

The Ministry of Communications announced at the beginning of 2013 of its intention to allocate LTE frequencies in the 1800 spectrum and for that purpose summoned all of the operators as well as other parties for a consultation on the matter. In March 2013, we presented our position before the frequency committee, that if the Ministry of Communications decides to exclude us from the tender, it will have a negative effect on the deployment of LTE networks in Israel and would place us at a competitive disadvantage in comparison to our competitors. The Ministry of Communications has still not published a tender for the allocation of LTE frequencies. Until we receive further details regarding this allocation of spectrum, we are unable to evaluate the impact that the intended change in spectrum allocation, if it occurs, will have on our business or our results of operations.

On November 4, 2013, the Ministry of Communications granted Partner an experimental license for LTE trials in the 1800 Mhz band.

4B.13d - vi                      The Promotion of Competition and the Reduction of Centralization Law

The Promotion of Competition and the Reduction of Centralization Law (the “Centralization Law”) was enacted in Israel on December 11, 2013.  The Centralization Law seeks to regulate the allocation of rights to promote competition and avoid the centralization of control over businesses.

The Centralization Law imposes new constraints and procedures on the allocation and extension by government regulatory authorities and ministers (the “State”) of various rights, including in the telecommunications field.  The new procedures include consultation with a Centralization Reduction Committee (established by the Centralization Law) or the Controller of Trade Practices, as applicable. The Centralization Law applies to Partner as a result of rights granted to it under its operating licenses, or which it may seek in the future, and could therefore require that the specified procedures be followed before the State may approve further rights allocations or extensions. These provisions of the Centralization Law enter into effect on December 11, 2014 (except provisions regarding extensions of rights, which enter into effect on December 11, 2017). These procedures, if deemed necessary to promote competition and avoid centralized control, could be more restrictive than those currently applied to us, and as a result may impede or prevent allocations to us of telecommunications or other rights, which could limit our ability to expand our business.  The Centralization Law may also limit transfers of interests in Partner which exceed certain thresholds of Partner’s outstanding capital.

In addition, the Centralization Law imposes restrictions on corporate structures where, among other situations, one public company controls multiple layers of subsidiary public companies (called “pyramids”), and it seeks to limit such structures to no more than two layers of public companies. For existing pyramids, the Centralization Law requires that the number of layers of public companies be reduced to three layers within four years (by December 2017) and to two layers within six years (by December 2019).  To facilitate reduction of layer corporations before the end of the four-year or six-year periods (as applicable), the Centralization Law establishes several simpler and easier procedures for acquiring securities held by the public, such as lowering the majority required for arranging acquisitions of such securities.

In the event that a layer corporation controls another layer corporation in breach of the Centralization Law, a court may appoint a trustee with whom the shares held in breach will be deposited for their sale; the court will have wide discretion to issue other orders.

Partner currently may be deemed to be a layer corporation of a pyramid structure, such that the Centralization Law may require changes in our shareholder base within four or six years.  Such changes may impact management of the Company and may have an adverse effect on our share price, depending on if and how our shares may be transferred to comply with the Centralization Law.

From June 2014 until the last applicable date for required reductions in layers (December 2017 or 2019), the Centralization law imposes stricter corporate governance constraints on the Board structure of certain layer corporations.  Specifically, the Centralization Law requires that, starting at the third layer of corporations in a pyramid and for deeper layers, the Board of Directors must meet the following requirements, among others:  (i) there must be a majority of independent directors ("Bilty Tluyim") under the Israeli Companies Law; (ii) the minimal number of external directors ("Dahatzim") shall be half the Board members minus one rounded upwards; and (iii) the votes of the controlling shareholder will be disregarded in the election (and re-election) of external directors ("Dahatzim"). The General Meeting for appointment of new external directors ("Dahatzim"), if needed to achieve compliance with the interim requirements, must take place by September 10, 2014. The Israeli Securities Authority may impose a financial penalty ("Izum Caspi") on a layer corporation for a breach of the aforementioned duty to appoint external directors or independent directors for more than ninety days (unless the breach stems from a lack of the required majority of votes for the appointment at the General Meeting). However, under an initial draft of regulations recently proposed under the Centralization Law, some classes of corporations, including Partner, may be exempted from these interim requirements.

The Centralization Law also authorizes the Minister of Finance and the Governor of the Bank of Israel to set restrictions on granting credits to an entity ("ta'agid") or, in the aggregate, to a business group (i.e., a controlling party and corporations under its control) by financial institutions. It is not currently clear if and to what extent such restrictions may be adopted and applied to us, and thus whether they will add further constraints on our ability to obtain credit from financial institutions in the future.

The Centralization Law is new, and critical elements will need to be provided by future regulations and other formal publications, including clearly identifying persons and entities to which different constraints apply.  As a result, the precise ramifications of the Centralization Law for Partner cannot be fully ascertained at this time.

4B.13d - vii                     Securities Administrative Enforcement

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

4B.13d - viii                    Network Neutrality

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

On January 20, 2014, the Economics Committee of the Parliament  approved a draft bill according to which the instruction to maintain “network neutrality “ should be broadened to apply to all operators in the telecommunications field and not only cellular operators as well as those that engage in import, distribution, sale or maintenance of telecommunications equipment that is meant or required for the receipt of services of the various telecommunications operators.

In addition, the Ministry of Communications clarified in September 2012 that cellular operators were prohibited from blocking or limiting subscribers’ ability to define handset equipment as a “hot spot” that broadcasts WiFi in a manner that allows additional nearby equipment to use the cellular internet of the subscriber (“Tethering”).

4B.13d - ix                      Hearings and Examinations

The Ministry of Communications and other regulators have also conducted hearings and examinations on various matters related to our business, such as:

•
Roaming fees. The Ministry of Communications is evaluating the cost of roaming and may introduce new regulations that would limit fees charged by Israeli cellular companies for calls made by the customers of foreign network operators while they are in Israel and using our network, as well as for calls made by our own customers using their handsets abroad. The Ministry of Communications has requested additional and more specific international roaming data from the cellular companies. Because we consider roaming charges to be a significant source of revenue, such regulatory limits could adversely affect our revenues.

•
Internet video services. The Ministry of Communications and the Council for Cable TV and Satellite Broadcasting have published a public hearing in order to determine whether there is a need to regulate the provision of video services over the internet which might compete with multiple channel television services. In October 2011 the Ministry of Communications published its recommendations that included conditions for the adoption of suitable regulation and monitoring of television broadcasts over the internet and the establishment of a continuing implementation team in order to update the existing regulation in the existing broadcasting market and to apply regulation to television broadcasts over the internet. In February 2014, the Minister of Communications appointed a public committee for the evaluation of the regulation of commercial broadcasting in Israel. The committee's scope of evaluation includes, inter alia, future regulation of new entrants that shall distribute audio-visual content over the internet. The committee is expected to submit its recommendations by August 2014. Such internet video regulation may affect the Company's launch of television services.

•
Frequency fees. The Ministry of Communications is conducting a re-assessment of the frequency fees set forth in the law in order to support effective allocation and the utmost utilization of the frequencies.

•
Pricing of international calls. In January 2011, the Ministry of Communications published a hearing regarding the pricing of international calls to mobile phone destinations. The Israeli international calls operators currently set higher rates for international calls to mobile phone destinations than those for fixed-line destinations. In this consultation the Ministry proposes to regulate the price difference between international calls to mobile phone destinations and those for fixed-line destinations in one of two possible manners: (1) setting a uniform maximal surcharge for international calls to mobile destinations to be added to the cost of a call to fixed-line destinations in each country or (2) requiring the mobile telephony operators to set a uniform call fee for both types of destinations to each foreign country. The revenues of the Company would be adversely affected if these proposed new regulations are adopted.

•
Underwater cable services. In November 2011, the Ministry of Communications published a hearing regarding a proposed regulation related to the underwater international telecom connection from Israel, proposing certain limitations on the agreements with Med Nautilus, Partner’s provider, which shall, among other effects, limit the discounts and capacity Med Nautilus may provide to the Company, in order to provide new company protections for Tamares Telecom, a new company which has recently laid an underwater cable, to facilitate Tamares’ entry into the fixed-line telecommunications market. More specifically, the Ministry of Communications may set, for a specified period of time, the minimum tariffs which Tamares’ main competitor, Med Nautilus, may charge its customers, including Partner, as well as maximum capacity which it may offer its customers, thus creating a place in the market for Tamares at rates which will protect its new business. Because Bezeq International Ltd. (“Bezeq International”) has its own underwater cable and may supply itself with its own international transmission services at a lower cost, our ability to compete on price with Bezeq for services in the international fixed-line telecommunications market may be reduced.

•
ISP access fees. In June 2012, the Ministry of Communications published a hearing in which it proposes to abolish the payment that internet service providers are currently required to pay to broadband internet access infrastructure providers - the fixed-line operators (currently Bezeq and HOT Telecom) - for the transfer of the traffic between end users and the ISPs. In accordance with the Ministry’s proposal, the payment for the broadband internet access infrastructure service shall be paid only by the end users. The Company submitted its response in August 2012.

•
Roaming services during emergencies. In September 2012, the Ministry of Communications published a hearing with respect to roaming during a state of emergency or during a significant continuous malfunction in which the Ministry of Communications considers determining that under certain conditions, upon the Minister of Communications’ instruction, cellular operators that have their own network infrastructure, will be required to provide roaming services to the subscribers of other cellular operators that have network infrastructure, whose network has been rendered non-functioning for a significant amount of time following an event resulting from a state of emergency, a telecommunications crisis or during a significant continuous malfunction. The Company submitted its response to the hearing in October 2012. The revenues of the Company would be adversely affected if these proposed new regulations are adopted.

•
WLAN permit exemptions. In October 2012, the Ministry of Communications published a hearing with respect to exemptions from erection and operation permits of Wireless Local Access Network (WLAN) access points that operate on frequencies set forth in the Wireless Telegraph Ordinance, according to which the Ministry of Communications is considering to determine the following:

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

The Company submitted its response to the hearing in November 2012.

In December 2013, the Ministry of Communications published a secondary hearing regarding this matter in which it proposed the following: (1) Cellular and fixed-line licensees will not be allowed to use the technology; or (2) to enable Cellular and fixed-line licensees to use the technology provided they do not charge an additional or separate payment for use of the WLAN.

•
Premium services. In July 2013, the Ministry of Communications published a hearing that is intended to regulate the manner of provision of premium services so that all of the services will be provided through only three prefixes, two of which shall be blocked as a default. An international operator will be able to provide premium services without having to route the call abroad as long as the services will be provided through the prefixes designated for the provision of premium services. The revenues of the Company may be adversely affected by the results of this hearing.

•
Unified license. In August 2013, the Ministry of Communications published a hearing regarding the obligation of all existing Licensees, except Bezeq and HOT Telecom to be regulated by a unified general license. In the hearing, it is proposed by the Ministry that existing licensees be obliged to conform to the unified license, under which ILD services, special fixed-line services, ISP services, MVNO and NTP services shall be provided. Existing Licensees shall be obliged to conform to the terms of the unified license within a set period of time to be determined and afterwards to merge all relevant activities into a single corporate entity. Since the provisions of the draft unified license vary from those of the relevant existing licenses (and in many cases are more stringent compared to those of the existing licenses), such an obligation might burden the Company's activity in the relevant segments and may have adverse effect on our financial results. The Company submitted its response to the hearing in October 2013.

•
Intervention in international call market. In October 2013, the Ministry of Communications published a hearing regarding new regulation of the international call market. In the hearing, it is proposed by the Ministry to allow all General Licensees (including MVNOs) to provide international call services to their subscribers, with respect to the international destinations which are included in the subscriber's tariff plan and to international destinations for which the tariff is lower or equal to the tariff of a call on the Licensee's network. The Ministry of Communications also proposes in the hearing that the General Licensees (such as cellular operators) would not be allowed to collect an interconnect fee for outgoing international calls. The revenues of the Company may be adversely affected by the results of the hearing.

•
Imposition of financial sanctions. The Ministry of Communications' supervision department has served the Company with a number of supervision reports for alleged claims of breach of our license or the Telecommunications Law to which the Company has submitted its responses. If the Ministry of Communications imposes financial sanctions for the alleged breaches of the license or the Telecommunications Law, this could have an adverse effect on our financial condition or results of operations.

4B.13d - x                        The Ministry of Communications policy regarding the fixed-line telecommunications sector

In May 2012, the Ministry of Communications published the final policy document with respect to increasing competition in the fixed-line telecommunications market. The document adopted the main recommendations of the Hayek Committee, a committee formed by the Ministry to study and make recommendations regarding the Israeli telecommunications market. The main points were as follows:

A.	Sale of wholesale services:

i.
The Universal Infrastructure Operators that provide retail telecommunication services will be required to offer wholesale services to the other telecommunication providers, that will offer services on the owners’ infrastructure (the wholesale market), based on non-discriminatory conditions.

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

In June 2013, since no agreement had been achieved according to clause a(iii) above, the Ministry of Communications published a hearing regarding a basic offering of wholesale services and their prices, that an infrastructure owner shall be required to offer on the same terms, without discrimination, to all providers ("Standard Offering"). On January 14, 2014 the Ministry of Communications published its decision regarding the minimum six wholesale services to be included in the Standard Offering.

On January 15, 2014, the Ministry of Communications published a hearing regarding the provision of wholesale services and price determination in Bezeq's network only. The hearing includes a service portfolio for Bit Stream Access ("BSA") service. The hearing includes, inter alia, recommendations for the maximum tariffs of wholesale services in Bezeq's network that will be set in regulations. The last date for submission of responses to the hearing is March 10, 2014.

4B.13d - xi                      Election Procedure of the Electricity Company

The Ministries of Finance, National Infrastructures and Communications and the Israeli Electric Corporation the Israeli national electric company published in October 2011 an election process to elect a controlling shareholder,  investor and co-founder of a new telecommunication company that will establish a new nationwide FTTH internet broadband access infrastructure (two such infrastructures already exist in Israel, owned by Bezeq and HOT Telecom, respectively).

In August 2013, the Minister of Communications granted Israel Broadband Company- IBC, a general license for the provision of fixed-line telecom services (infrastructure). IBC is owned by Israel Electric Corporation (40%) and a consortium of companies elected as the winning bidder in the election process, which is comprised of the following companies: ViaEuropa Israel Ltd., RAPAC Communication & Infrastructure Ltd., BATM advanced Communication Ltd., Tamares Holdings Sweden AB and Zisapel Properties (1992) Ltd. and Cisco Systems Finance International (60%).

Under its general license, IBC is permitted to provide its services only to other telecom licensees.

IBC was also granted a special license for the provision of domestic fixed-line data communication. According to local media reports, IBC is permitted under its special license, to provide its services to major commercial customers.

4B.13d - xii                      Accessibility for Disabled Persons

Regulations regarding accessibility based on the Equality Law for Disabled Persons have entered into force in October 2013. The regulations address issues including physical accessibility to our customer service centers as well as to information such as forms, pamphlets and telephone customer services. We believe that the costs required to comply with such regulations may be significant. The regulations under discussion allow relief to disabled persons against non-compliant companies of NIS 50,000 without having to prove damages and may provide grounds for class actions. The said regulations have been amended with respect to accessibility to buildings.

4B.13d - xiii                      Anti-Trust Regulation.

Pursuant to the Israeli Restrictive Trade Practices Law, 1988, if the Anti Trust Commissioner decides that the Israeli cellular market is oligopolistic,  the Director General will have the authority to give instructions to all or some of the participants in our market, in order to, among other objectives,  maintain or increase the competition level among the participants, the Director General’s authority would include the ability to issue orders to remove or to ease entry or transfer barriers, to terminate a participant’s activity, or otherwise to regulate the activities of the market.

4B.13e   Our Mobile Telephone License

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

Payments. Our license specifies the payments we may charge our subscribers. These include one-time installation fees, fixed monthly payments, airtime fees, payments for the use of other telecommunication systems, payments for handset maintenance and payments for additional services. In some of our tariff plans we have chosen to charge only for airtime and use of services. See “Item 4B.6b Tariff Plans.”

Interconnection. Like the licenses of Pelephone, Cellcom and HOT Mobile, our license requires that we interconnect our mobile telephone network to other telecommunications networks operating in Israel, including that of Bezeq and other domestic fixed-line operators, the other mobile telephone operators and the international operators.

Conversely, we must allow other network operators to interconnect to our network. See “Item 4B.9h Interconnection”

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

Territory of License. Our license authorizes us to provide mobile telephone services within the State of Israel as well as offer roaming services outside the State of Israel. In May 2000, we were also granted a license from the Israeli Civil Administration, to provide mobile services to the Israeli populated areas in the West Bank. The license is effective until February 1, 2022. The provisions of the general license described above, including as to its extension, generally apply to this license, subject to certain modifications. We believe that we will be able to receive an extension to this license upon request.

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

•
Partner, an Office Holder in Partner or an Interested Party in Partner or an Office Holder in an Interested Party of Partner is an Interested Party in a competing mobile radio telephone operator or is an Office Holder in a competing mobile radio telephone operator or in an interested party in a competing mobile radio telephone operator without first obtaining a permit from the Ministry of Communications to do so or has not fulfilled one of the conditions included in such permit. See “Item 4B.13e-Our Mobile Telephone License-Our Permit Regarding Cross Ownership.”

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

4B.13f   Other Licenses

Domestic Fixed-line License. In January, 2007, the Ministry of Communications granted Partner Land-Line Communication Solutions Limited Partnership, which is fully owned by the Company, a license for the provision of domestic fixed-line telecommunications services. The license expires in twenty years but may be extended by the Ministry of Communications for successive periods of ten years provided that the licensee has complied with the terms of the license and has acted consistently for the enhancement of telecom services and their enhancement. The licensee deposited a bank guarantee in the amount of NIS 10 million with the Ministry of Communications upon receiving the license which shall be used to secure the licensee’s obligations under the License. The general conditions of the mobile telephone license described above, generally apply to this license, subject to certain modifications. In addition to any 10% share transfer requiring the prior approval of the Ministry of Communications, the license additionally requires approval prior to a third party acquiring the ability to exercise significant influence over us. In this context, holding 25% of our means of control is presumed to confer significant influence. The license was amended in February 2007 to grant us the right to offer VoB services using the infrastructure of Bezeq and HOT Telecom to access customers and to provide them with fixed-line telephony service. The License was further amended in July 2007 to incorporate the provision of transmission and data communications services that were previously provided for under a transmission license that was granted in July 2006. In March 2009, we were also granted a domestic fixed-line license to provide fixed-line services to the Israeli populated areas in the West Bank. The license is effective until March 2019.

012 Smile was also granted a similar domestic fixed-line license by the Ministry of Communications in December 2005 for 20 years that may be extended under similar conditions as our domestic fixed-line license and a license to provide domestic fixed-line services to the Israeli populated areas in the West Bank which is valid until February 2018.

ISP License. In March 2001, we received a special license granted by the Ministry of Communications, allowing us through our own facilities to provide internet access to fixed-line network customers. The license is valid until April 2018. We began supplying commercial ISP services beginning in January 2009. We were also granted a special license to provide ISP services to the Israeli populated areas in the West Bank which is valid until April 2018. We have applied for an extension to these licenses.

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

4B.13g   Network Site Permits

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

National Building Plan No. 36

National Building Plan No. 36 which came into effect on June 15, 2002 regulates the growth of telecommunications infrastructure in Israel. Chapter A of National Building Plan No. 36 sets forth the licensing requirements for the construction of mobile radio telephone infrastructure. National Building Plan No. 36 also adopts the radiation emission standards set by the International Radiation Protection Agency which were also previously adopted by the Ministry of Environmental Protection. We believe that we currently comply with these standards regarding our sites. National Building Plan No. 36 is in the process of being changed. On June 1, 2010, the National Council for Planning and Building approved the National Building Plan No. 36/A/1 version that incorporates all of the amendments to National Building Plan No. 36 (“the Amended Plan”).

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

The Amended Plan sets forth the indemnification amounts as a percentage of the value of the depreciated property claims in accordance with the manner in which the licenses were granted as follows: If the license was granted in an expedited licensing route, which is intended for installations that are relatively small in accordance with the Amended Plan criteria, then the cellular companies will be required to compensate the local planning committees in an amount of 100% of the value of the depreciated property claim. If the license was granted in a regular licensing route, which is intended for larger installations in accordance with the Amended Plan criteria, then the cellular companies will be required to compensate the local planning committees in an amount of 80% of the value of the depreciated property claim. The Amended Plan is subject to governmental approval, in accordance with the Planning and Building Law. It is unknown when the government intends to approve the Amended Plan,

These recent developments may have a material adverse effect on our financial condition and results of operations, as well as plans to expand and enhance network coverage. For more information, see “3D.1f In connection with some building permits, we may also be required to indemnify planning committees in respect of claims against them relating to the depreciation of property values that result from the granting of permits for network sites.”

Wireless access devices

We have set up several hundred small communications devices, called wireless access devices, pursuant to a provision in the Telecommunications Law which we and other participants in cellular telecommunications, believe exempts such devices from the need to obtain a building permit. Beginning in 2008, following the filing of a claim that the exemption does not apply to cellular communications devices, the Attorney General filed an opinion regarding this matter stating that the exemption does apply to wireless radio access devices under certain conditions and instructed the Ministry of Interior to prepare regulations setting conditions that would limit the exemption to extraordinary circumstances. Following the instruction of the Attorney General, several inter-ministerial discussions and hearings have taken place without agreement being reached as to the final version of the regulations. The approval of the regulations was brought to the Economic Committee where the regulations were not approved. The chairman of the Economic Committee advised that he intended to meet with representatives of the relevant governmental ministries in an effort to seek a version of the regulations that would be acceptable by all committee members. Following two petitions that were filed with the High Court of Justice opposing the Attorney General’s recommendation that the exemption apply under certain conditions, on September 16, 2010, the Supreme Court issued an interim order prohibiting further construction of wireless access devices in cellular networks in reliance on the exemption from the requirement to obtain a building permit. On February 16, 2011, and on July 18, 2012, the Supreme Court narrowed the scope of the interim injunction so that repair or replacement of existing wireless access devices is permitted under certain conditions that will be determined in a judgment. On September 6, 2011, the Supreme Court ruled that it would allow the two new UMTS operators to erect new wireless access devices without a need for a permit in accordance with the terms set forth in the decision. If a definitive court judgment holds that the exemption does not apply to cellular devices at all or if the regulations finally approved do not apply the exemption to wireless access devices,  this could adversely affect the Company’s existing network. As a result, we may be required to remove existing devices and would not be able to install new devices on the basis of the exemption. Our network capacity and coverage would then be negatively impacted, which could have an adverse effect on our revenue and results of operations.

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

We have received approval from the Ministry of Communications for selling and distributing all of the handsets and other terminal equipment we sell. The Ministry of Environmental Protection also has authority to regulate the sale of handsets in Israel, and under the new Non-Ionizing Radiation Law, certain types of devices, which are radiation sources, including cellular handsets, have been exempted from requiring an approval from the Ministry of Environmental Protection so long as the radiation level emitted during the use of such handsets does not exceed the radiation level permitted under the Non-Ionizing Radiation Law. Since June 15, 2002, we have been required to provide information to purchasers of handsets on the Specific Absorption Rate (“SAR”) levels of the handsets as well as its compliance with certain standards pursuant to a regulation under the Consumer Protection Law. We attach a brochure to each handset that is sold that includes the SAR level of the specific handset. Such brochures are also available at our service centers and the information is also available on the Company’s website. SAR levels are a measurement of non-ionizing radiation that is emitted by a hand-held cellular telephone at its specific rate of absorption by living tissue. While, to the best of our knowledge, the handsets that we market comply with the applicable laws that relate to acceptable SAR levels, we rely on the SAR published by the manufacturer of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset and not for each and every handset, we have no information as to the actual SAR level of each specific handset and throughout its lifecycle, including in the case of equipment repair.

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

4C.          Organizational Structure

We currently have five wholly-owned subsidiaries, Partner Future Communications 2000 Ltd., an Israeli corporation; Partner Net Ltd., an Israeli corporation; Partner Land-Line Communications Solutions LLP, an Israeli limited partnership; Partner Business Communications Solutions, LLP, an Israeli limited partnership; and, since March 3, 2011, 012 Smile. 012 Smile has four wholly-owned subsidiaries, 012 Telecom Ltd., 012 Mobile GP Ltd., Golden Lines 012 Telecommunication Services 2001 Ltd., and 012 Mobile Limited Partnership, all Israeli corporations. Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner of each of the limited partnerships. On October 28, 2009, we became a subsidiary of Scailex. On January 29, 2013, S.B. Israel Telecom acquired 30.87% of our issued and outstanding shares, principally from Scailex. See “Item 7A.1 Principal Shareholders”.

On November 8, 2013, the Company entered into a 15-year network sharing agreement with HOT Mobile, which remains subject to approval by Israeli regulatory authorities. Pursuant to the network sharing agreement, the parties would create a 50-50 joint venture, which would operate and develop a cellular network to be shared by both companies, starting with a pooling of both companies' radio access network infrastructures to create a single radio access network.  See "Item 4B.9 Our Network".

4D.           Property, Plant and Equipment

Headquarters

We lease our headquarter facilities in Rosh Ha-ayin, Israel, in three sites with a total of approximately 56,163 gross square meters (including parking lots). The leases for each site have different lengths and specific terms, but we believe that our current office facilities are adequate for the foreseeable future, and that we will be able to extend the leases or obtain alternate or additional facilities, if needed, on acceptable commercial terms. In the beginning of 2014, an amendment to the lease agreements for its headquarters facility in Rosh Ha’ayin was signed, according to which the lease term is extended until the end of 2024. The rental payments are linked to the Israeli CPI. We also lease five call centers in Haifa, Jerusalem, Rehovot, Rishon Lezion (012 call center) and Beer-Sheva. The leases for each site have different lengths and specific terms. We believe that our current call center facilities are adequate for the foreseeable future, and that we will be able to extend the leases or obtain alternate or additional facilities, if needed, on acceptable commercial terms.

Network

For a description of our telecommunications network, see “Item 4B.9 Our Network” above.

We lease most of the sites where our mobile telecommunications network equipment is installed throughout Israel. At December 31, 2013, we had 2,806 network sites (including micro-sites). The lease agreements relating to our network sites are generally for periods of two to ten years. We have the option to extend the lease periods up to ten years (including the original lease period).

The erection and operation of most of these network sites requires building permits from local or regional zoning authorities, as well as a number of additional permits from governmental and regulatory authorities, and we have had difficulties in obtaining some of these permits.

Difficulties obtaining required permits could continue and therefore affect our ability to maintain cell network sites. In addition, as we grow our subscriber base and seek to improve the range and quality of our services, we need to further expand our network, and difficulties in obtaining required permits may delay, increase the costs or prevent us from achieving these goals in full. See “Item 3D.1 RISKS RELATING TO THE REGULATION OF OUR INDUSTRY” and “Item 4B.13 Regulation”.

On November 8, 2013, the Company entered into a 15-year network sharing agreement with HOT Mobile, which remains subject to approval by Israeli regulatory authorities. Pursuant to the network sharing agreement, the parties would create a 50-50 joint venture, which would operate and develop a cellular network to be shared by both companies, starting with a pooling of both companies' radio access network infrastructures to create a single radio access network.  See “Item 4B.9 Our Network”.

Service Centers and Points of Sale

Lease agreements for our retail stores and service centers are for periods of two to ten years. We have the option to extend the lease agreements for different periods of up to ten additional years (including the original lease period). The average size of our retail stores and service center is approximately 250 square meters. See also Note 19 to the consolidated financial statements.

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

5A.          Operating Results

5A.1                OVERVIEW

5A.1a     Key Financial and Operating Data

The table below sets forth a summary of selected financial and operating data for the years ended December 31, 2011, 2012 and 2013.

	Year ended December 31,
	2011	2012	2013

Revenues (NIS million)	6,998	5,572	4,519
Operating profit (NIS million)	1,036	865	409
Income before taxes (NIS million)	742	631	198
Profit for the Year (NIS million)	443	478	135
Capital expenditures (NIS million)	468	558	413
Cash flow provided by operating activities net of investment activities (NIS million)	485	1,234	1,041
Cellular Subscribers (end of period, thousands)	3,176	2,976	2,956
Annual cellular churn rate (%)	29%	38%	39%
Average monthly usage per cellular subscriber (MOU) (in minutes)	397	450	522
Average monthly revenue per cellular subscriber (ARPU) (NIS)	111	97	83

5A.1b     Business Developments in 2013

In 2013, the level of competition in the Israeli telecommunications market remained very intense and as a result, the continued substantial price erosion in the market had a significant impact on the Company’s business results.

At the end of December 2013, the Company’s active cellular subscriber base (including mobile data and 012 Mobile subscribers) was approximately 2.96 million, including approximately 2.1 million post-paid subscribers or 72% of the base, and approximately 823,000 pre-paid subscribers, or 28% of the subscriber base. Total cellular market share (based on the number of subscribers) at the end of 2013 was estimated to be approximately 29%, unchanged from the previous year.

Over 2013, the cellular subscriber base declined by approximately 20,000. The post-paid subscriber base increased by approximately 31,000, which was more than offset by a decrease in the pre-paid subscriber base by approximately 51,000. The decrease in the pre-paid subscriber base was largely attributed to the pre-paid subscribers moving to post-paid subscriber packages as a result of the significant price erosion (and hence increasing attractiveness) in these products.

The annual churn rate for cellular subscribers in 2013 was 39%, slightly higher than 38% in 2012, mainly reflecting the continued intense competition in the cellular subscriber market.

The monthly Average Revenue Per User (ARPU) for cellular subscribers for the year 2013 was NIS 83 (US$ 24), a decrease of approximately 14% from NIS 97 in 2012. The decrease mainly reflected the continued price erosion in the key cellular services including airtime, content, data and roaming services, due to the persistent fierce competition in the cellular market, partially offset by an increase in revenues from wholesale services provided to MVNO’s hosted on the Company’s network.

The monthly average Minutes of Use per subscriber (MOU) for cellular subscribers in 2013 was 522 minutes, an increase of 16% from 450 minutes in 2012. This increase largely reflected the continued increase in the proportion of cellular subscribers with bundled packages that include large or unlimited quantities of minutes. In view of this trend, we believe that reporting MOU is no longer relevant to understanding the results of operation, and we therefore will no longer be reporting MOU figures in the future.

The number of active fixed-lines including 012 Smile was approximately 299,000 lines at the end of 2013, compared with approximately 288,000 lines at the end of 2012, an increase of 4%.The ISP subscriber base was approximately 583,000 as of the end of 2013, compared with approximately 587,000 at the end of 2012, a decrease of 1%. Due to market developments in 2013, and in particular the increasing prevalence of bundled offerings in the market, we believe that the numbers of fixed-lines and ISP subscribers no longer provide any meaningful insight into the results of operation, and we therefore will not be reporting them in the future.

In order to mitigate the impact of the competition on the price erosion and decrease in revenues, the Company continued to adjust its cost structure and to implement operational efficiency measures through 2013, which was reflected in a decrease in operating expenses (excluding cost of equipment sold and depreciation & amortization expenses) of NIS 471 million in 2013 compared with 2012.  This decrease largely reflected the efficiency savings resulting from the reduction in the Company workforce by approximately one third on an average basis (average of workforce at beginning and end of year), as well as decreases in payments to transmission, communication and content providers and in royalty expenses.

5A.1c     Entry into Network Sharing Agreement

On November 8, 2013, the Company entered into a 15-year network sharing agreement with HOT Mobile, which remains subject to approval by Israeli regulatory authorities. Pursuant to the network sharing agreement, the parties would create a 50-50 joint venture, which would operate and develop a radio access network to be shared by both companies, starting with a pooling of both companies' radio access network infrastructures to create a single pooled radio access network.  See "Item 4B.9 Our Network."

According to the provisions of the network sharing agreement, HOT Mobile will pay Partner a onetime amount, which will be paid by the beginning of year 2017, and afterwards each party will bear half of all capital expenditures relating to the shared network. The bearing of the operating costs of the shared network will be according to a pre-determined mechanism, according to which one half of the operating costs will be shared equally by the parties, and one half will be divided according to the relative volume of traffic of each party in the shared network. Partner expects that the network sharing agreement will provide material financial benefits to Partner in terms of both the anticipated upfront payment by HOT Mobile (to be made in January 2017, or earlier if either party exercises its right under the agreement to advance the payment date) and savings in operational expenses and capital investments; however, such financial benefits are dependent on regulatory approval of the agreement without requiring substantial changes, as well as the other factors set forth in the related risk factor. See "Item 3D.2b The network sharing agreement recently entered into by Partner may not provide the anticipated benefits and may lead to unexpected costs."

5A.1d     Acquisition of 012 Smile

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

At the time of the acquisition, the purchase assumed an enterprise value for 012 Smile of approximately NIS 1.45 billion. This included fixed assets, intangible assets of customer relations, brand name, Rights of Use (“ROU”) of international transmission cables and goodwill. 012 Smile was financed principally through long term bank loans totaling approximately NIS 500 million that have an index (Israeli consumer price index (“CPI”)) linked rate of 3.42% with a final maturity at the end 2019. During 2012, 012 Smile prepaid the current portion of the outstanding linked principal amount of the loan (NIS 31 million), which was due originally on December 31, 2012. As of December 31, 2013, the principal due by 012 Smile, including the CPI adjustment, was NIS 200 million.

Impairment of Fixed-Line Assets and Goodwill as of December 31, 2011.

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

In addition, the Company’s Management performed, as required, its annual impairment review of goodwill, with the assistance of Giza Singer Even Ltd., again assessing recoverability of fixed-line segment assets based on value-in-use calculations. As a result of the impairment test, the Company recorded an impairment charge to goodwill in respect of the fixed-line business units in the amount of NIS 87 million in 2011.The total impact of the impairment charges on operating profit in 2011 was a reduction of NIS 322 million. The total impact on profit, including the resulting increase in deferred tax assets, net, of NIS 11 million, was a reduction of NIS 311 million.

In addition, the Company recorded an impairment of fixed-line subscriber acquisition costs in the total amount of NIS 27 million in the second half of 2011, following an amendment to the Telecommunications Law which limits subscriber exit fines in the fixed-line market.

Impairment test of Fixed-Line Goodwill as of December 31, 2012.

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

For the purpose of impairment testing as of December 31, 2012, this group of CGUs represented the lowest level within the Group at which goodwill is monitored by management for internal reporting purposes.

For the purpose of the goodwill impairment test as of December 31, 2012 and thereafter, the recoverable amount was assessed by management with the assistance of an external independent expert, Giza Singer Even. Ltd. based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rates do not exceed the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

Terminal growth rate	(negative 0.2%)
After-tax discount rate	11.7%
Pre-tax discount rate	15.7%

The impairment test as of December 31, 2012, was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities’ decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also Note 2(h) to the consolidated financial statements.

As a result of the impairment test, the Company determined that no goodwill impairment existed as of December 31, 2012, compared to December 31, 2011.

Impairment test of Fixed-Line Goodwill as of December 31, 2013.

As explained above, since the beginning of 2012, management undertook a program to integrate the fixed-line segment structure, which included aggregating all the fixed-line activities of the Group under the responsibility of the Head of Fixed-Line Division. As a result of this integration, the reporting and monitoring structure was aligned with the fixed-line segment, and goodwill, amounting to NIS 407 million at year-end 2012, is now allocated to a single group of CGUs which constitute all the operations of the fixed-line segment.

For the purpose of impairment testing as of December 31, 2013, this group of CGUs represented the lowest level within the Group at which goodwill is monitored by management for internal reporting purposes.

For the purpose of the goodwill impairment test as of December 31, 2013, the recoverable amount was assessed by management with the assistance of an external independent expert, Giza Singer Even. Ltd. based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use were extrapolated using estimated growth rates. The growth rates do not exceed the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

Terminal growth rate	(negative 0.3%)
After-tax discount rate	11.7%
Pre-tax discount rate	15.8%

The impairment test as of December 31, 2013, was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities’ decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also Note 4(a)(4) and Note 2(h) to the consolidated financial statements.

As a result of the impairment test, the Company determined that no goodwill impairment existed as of December 31, 2013, compared to December 31, 2011.

Sensitivity Analysis:

The headroom of the fixed-line segment assets fair value over the book value as of December 31, 2012 and 2013 was approximately 13.6% and approximately 9.5% respectively.

A sensitivity analysis for the recoverable amount as of December 31, 2013, was performed for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 11.7% (10.53% to 12.87%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable minus 0.3% (minus 1.3% to 0.7%), assuming all other variables constant. Based on the results of the sensitivity analysis, we concluded that no impairment charge was required. However, considering an extreme scenario whereby increasing the discount rate above 12.3% and simultaneously decreasing the permanent growth rate below minus 0.8% would indicate an impairment.

See Note 13 to the consolidated financial statements included herein.

See also Note 5 to the consolidated financial statements included herein.

5A.1e     Agreement for the Upgrade of Our Existing Networks and the Deployment of Fourth Generation Network in Israel

On October 25, 2010, the Company signed an agreement with LM Ericsson Israel Ltd. (“Ericsson”) for the upgrade of its existing networks and the deployment of a fourth generation network in Israel (the “Agreement”). The Agreement includes the upgrade, replacement and the expansion of certain parts of the Company’s existing cellular and fixed-line networks and the maintenance of its networks, including enhancement of the Company’s abilities with respect to the cellular and fixed-line ISP services it provides. The commercial operation of the fourth generation network by the Company is subject to the allocation of the relevant frequencies by the Ministry of Communications. The term of the Agreement is until December 31, 2014.

The total net amount, following all discounts and settlements, some of which are conditional, that the Company will be required to pay for the capital expenditure and maintenance services is approximately $100 million (approximately NIS 360(*) million). Payments will be made in quarterly installments throughout the term of the Agreement. See”Item 5F Aggregate Contractual Obligations”. The Company allocates the net amount between capital expenditures and maintenance based on their relative fair values. The amount relating to support and maintenance is approximately $12 million (NIS 43 million (*)). The transaction resulted in accelerated depreciation of the replaced equipment, throughout the replacement period, whereas the main impact of the accelerated depreciation was recorded during the year 2011. The Company recorded accelerated depreciation of NIS 16 million in the fourth quarter of 2010 and of NIS 67 million in 2011. The effect of depreciation acceleration in 2012 and 2013 was immaterial. As of December 31, 2011, 2012 and 2013, the depreciated cost of the replaced equipment was approximately NIS 30 million, NIS 4 million and NIS 1 million, respectively.

(*) The transaction is denominated in USD and translated above into NIS using the exchange rate as of the transaction date October 25, 2010 (1 USD = 3.599 NIS).

5A.1f      Bezeq Agreement

In April 2012, the Company entered into a five-year agreement with Bezeq, the Israel Telecommunication Corp., Ltd., effective as of January 1, 2012, for the supply of transmission services for use in Partner’s mobile network. According to the agreement, the minimum annual commitment was NIS 55 million for the year 2012 and will gradually increase to NIS 71 million for the year 2016 due to the increase in the scope of the capacity to be purchased in accordance with the layout agreed upon by the parties. The minimum commitment as of December 31, 2013 is NIS 203 million.

5A.1g     Rights of Use Agreement with HOT Mobile

Partner and HOT Mobile entered into a rights of use agreement, which took effect on November 8, 2013 and is valid until January 4, 2017.  Under the rights of use agreement, Partner will provide services to HOT Mobile in the form of rights of use to Partner's radio cellular network in order to supplement HOT Mobile’s current network coverage. According to the rights of use agreement, HOT Mobile will pay Partner fixed base payments with additional variable payments based on traffic volume exceeding a defined threshold. The overall impact of the rights of use agreement on Partner's quarterly and annual financial results is difficult to assess at this time, since it will depend on the volume of HOT Mobile´s traffic carried by Partner, the market dynamics resulting from HOT Mobile's access to Partner's cellular network, potentially unanticipated costs for fulfilling Partner's obligations under the agreement, and other variables which are not possible to anticipate and quantify accurately.

5A.1h     New Principal Shareholder

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

Accordingly, following the consummation of the above transactions, S.B. Israel Telecom holds approximately 30.87% of the issued and outstanding share capital of the Company. In addition, S.B. Israel Telecom and Scailex, which, together with its parent company, still holds approximately 13.95% of Partner issued and outstanding share capital, have signed a shareholders’ agreement regarding, among other matters, the exercise of their voting rights and their consent regarding nomination of directors in Partner. See “Item 3D.3a 30.87% of our issued and outstanding shares and voting rights are held by our largest shareholder, who has entered into a shareholders’ agreement with our second largest shareholder, whose holdings, when aggregated with those of its parent company, amount to 13.95% of our issued and outstanding shares and voting rights.”

5A.1i      Significant regulatory developments

For information regarding developments which have had and may have a significant impact on our operating results, see “Item 3D.1 RISKS RELATING TO THE REGULATION OF OUR INDUSTRY" and "Item 4B.13 Regulation”.

5A.1j      Revenues

We derive revenues from both rendering services and selling equipment.

Our principal source of revenues is from the sale of cellular network services to subscribers, primarily network airtime usage fees, and content and data fees (including SMS) as well as interconnect fees from other operators, fees for roaming, services, fees for extended handset warranty and fees from other operators (virtual and network) that use our network to provide services to their customers.

The fixed-line business segment derives revenues from a number of services provided over fixed-line networks including transmission services, international long distance services, PRI lines and SIP trunks for business sector customers, VoB telephony services and ISP services.

Cellular equipment revenues are derived from sales of cellular handsets, datacards, modems, tablets (including WIFI only tablets) and laptops, related equipment, car kits and accessories.

For the fixed-line business segment, equipment revenues include domestic routers, smartboxes and DECT phones, as well as related accessories.

We recognize revenues from network services (cellular, fixed-line and ISP) at the time we provide the service to the subscriber. We recognize revenues from equipment only upon delivery and the transfer of ownership to the subscriber.

5A.1k    Cost of Revenues

The principal components of our cost of revenues are:

•	Payments to transmission, communication and content providers

•	Cost of handsets, accessories and ISP related equipment

•	Depreciation, amortization and impairment charges

•	Wages, employee benefits expenses and car maintenance

•	Operating lease, rent and overhead expenses

•	Network and cable maintenance

•	Cost of handling, replacing or repairing handsets

•	Car kit installation, IT support, and other operating expenses

•	Payments to internet service providers (“ISPs”)

•	Amortization of rights of use

5A.1l      Selling and Marketing Expenses

The principal components of our selling and marketing expenses are:

•	Wages, employee benefits expenses and car maintenance

•	Selling commissions, net

•	Advertising and marketing

•	Depreciation and amortization and impairment charges

•	Operating lease, rent and overhead expenses

5A.1m    General and Administrative Expenses

The principal components of our general and administrative expenses are:

•	Wages, employee benefits expenses and car maintenance

•	Bad debts and allowance for doubtful accounts

•	Professional fees

•	Credit card and other commissions

•	Depreciation

5A.1n     Other Income, Net

The principal components of our other income, net, are:

•	Unwinding of trade receivables

•	Capital gain (loss) from sale of property and equipment

5A.1o     Finance Costs, Net

The principal components of our finance expenses are:

•	Interest expenses

•	Linkage expenses to CPI

•	Fair value loss from derivative financial instruments, net

•	Interest costs in respect of liability for employee rights upon retirement

The principal components of our finance income are:

•	Net foreign exchange rate gains

•	Interest income from cash equivalents

•	Fair value gain from derivative financial instrument, net

5A.1p     Key Cellular Business Indicators (Operating Data)

Our primary key cellular business indicators are described below. These indicators are widely used in the cellular telephone service industry to evaluate performance.

•	Number of subscribers

•	Average monthly revenue per subscriber (ARPU)

•	Churn rate.

In previous years, the Company also considered Minutes of Use (MOU) to be a key cellular business indicator. However, in view of the continued increase in the proportion of cellular subscribers with bundled packages that include large or unlimited quantities of minutes, the Company believes that reporting MOU is no longer relevant to understanding the results of operation.

5A.1q     Critical Accounting Estimates and Judgments

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

5A.1q - i      Critical accounting estimates and assumptions

(1)	Estimating service revenues earned but not yet billed

The Company recognizes service revenues based upon minutes, seconds and packages used, net of credits and adjustments for service discounts. Because the Company's billing cycles use cut-off dates, which for the most part do not coincide with the Company's reporting periods, the Company is required to make estimates for service revenues earned but not yet billed at the end of each reporting period. These estimates are based primarily upon actual unbilled usage of the Company's network by the customers, and also on historical data and trends. Actual billing cycle results may differ from the results estimated at the end of each period depending on subscriber usage and rate plan mix.

(2)	Assessing the useful lives of assets

The useful economic lives of the Company's assets are an estimate determined by management. The Group defines useful economic life of its assets in terms of the assets' expected utility to the Group. This estimation is based on assumptions of future changes in technology or changes in the Group's intended use of these assets, and experience of the Group with similar assets, and legal or contract periods where relevant. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.  See also Note 2 (e) and Note 2(f) to the consolidated financial statements.

(3)	Assessing the recoverable amount for impairment tests of assets with finite useful economic lives

The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. If indicators for impairment are identified, the Group estimates the assets' recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. The value-in-use calculations requires management to make estimates of the projected future cash flows.  Determining the estimates of the future cash flows is based on management past experience and best estimate for the economic conditions that will exist over the remaining useful economic life of the CGU. See also Note 2(i) to the consolidated financial statements.

The Company recorded in 2011 an impairment charge to certain assets in an amount of NIS 262 million. No impairment charges were recognized in 2012 and 2013. See note 13 to the consolidated financial statements.

(4)	Assessing the recoverable amount of goodwill for annual impairment tests

The recoverable amounts of CGUs to which goodwill has been allocated have been determined based on the value-in-use calculations. Determining the estimates of the future cash flows is based on management past experience and management best estimate for the economic conditions.

The Group recorded in 2011 an impairment charge to goodwill in an amount of NIS 87 million. No impairment charges were recognized in 2012 or 2013. See Note 13 to the consolidated financial statements.

The key assumptions used in the December 31, 2013 test are as follows:

Terminal growth rate	(negative 0.3%)
After-tax discount rate	11.7%
Pre-tax discount rate	15.8%

The impairment test as of December 31, 2013 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities’ decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts.

Sensitivity Analysis:

The headroom of the fixed-line segment assets fair value over the book value as of December 31, 2012 and 2013 was approximately 9.5% respectively.

Sensitivity analysis was performed for the recoverable amount as of December 31, 2013, for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 11.7% (10.53% to 12.87%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable minus 0.3% (minus 1.3% to 0.7%), assuming all other variables constant. Results showed that no impairment charge was required. However, considering an extreme scenario whereby increasing the discount rate above 12.3% and simultaneously decreasing the permanent growth rate below minus 0.8% would indicate an impairment.

(5)	Assessing allowance for doubtful accounts

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

(6)	Considering uncertain tax positions

The assessment of amounts of current and deferred taxes requires the Group's management to take into consideration uncertainties that its tax position will be accepted and of incurring any additional tax expenses. This assessment is based on estimates and assumptions based on tax laws and the Group's past experience. It is possible that new information will become known in future periods that will cause the final tax outcome to be different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. See also notes 2(q) and 25 to the consolidated financial statements.

5A.1q - ii     Critical judgments in applying the Company’s accounting policies

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

(2)	Considering sales with multiple deliverables

The Group made judgments to determine that certain sales of equipment with accompanying services constitute an arrangement with multiple deliverables that are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole, and accordingly, consideration received is allocated to each deliverable based on the relative fair value of the individual element. See also note 2(n)(2) to the consolidated financial statements.

(3)	Determining probability of future utilization of deferred tax assets

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

5A.2                RESULTS OF CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2013 COMPARED TO THE YEAR ENDED DECEMBER 31, 2012

	New Israeli Shekels
	Year ended December 31, 2013
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	2,876	908		3,784
Inter-segment revenue - Services	31	177	(208)
Segment revenue - Equipment	703	32		735
Total revenues	3,610	1,117	(208)	4,519

Segment cost of revenues - Services	2,070	747		2,817

Inter-segment cost of revenues- Services	175	33	(208)
Segment cost of revenues - Equipment	664	29		693
Cost of revenues	2,909	809	(208)	3,510
Gross profit	701	308		1,009

Operating expenses	544	135		679
Other income, net	77	2		79
Operating profit	234	175		409
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	545	155		700
–Other	5	*		5
Adjusted EBITDA	784	330		1,114

Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				700
- Finance costs, net				211
- Other				5
Profit before income tax				198

* Representing an amount less than 1 million.

	New Israeli Shekels
	Year ended December 31, 2012
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	3,564	1,076		4,640
Inter-segment revenue - Services	28	134	(162)
Segment revenue - Equipment	896	36		932
Total revenues	4,488	1,246	(162)	5,572

Segment cost of revenues - Services	2,351	861		3,212
Inter-segment cost of revenues- Services	134	28	(162)
Segment cost of revenues - Equipment	787	32		819
Cost of revenues	3,272	921	(162)	4,031
Gross profit	1,216	325		1,541

Operating expenses	584	203		787
Other income, net	110	1		111
Operating profit	742	123		865
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	562	164		726
–Other	10	1		11
Adjusted EBITDA	1,314	288		1,602

Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				726
- Finance costs, net				234
- Other				11
Profit before income tax				631

Revenues. Total revenues in 2013 were NIS 4,519 million (US$ 1,302 million), a decrease of 19% from NIS 5,572 million in 2012.

Revenues from services. Annual service revenues totaled NIS 3,784 million (US$ 1,090 million) in 2013, decreasing by 18% from NIS 4,640 million in 2012.

Revenues from equipment. Equipment revenues in 2013 totaled NIS 735 million (US$ 212 million), a decrease of 21% compared with NIS 932 million in 2012. The decrease was due to a significant decrease in the number of sales of cellular devices, partially offset by an increase in the average sales price which largely reflected a higher proportion of sales of high end smartphones (in particular iPhones and Samsung Galaxy) and tablets.

Gross profit from equipment sales. The gross profit from equipment sales in 2013 was NIS 42 million (US$ 12 million), compared with NIS 113 million in 2012, a decrease of 63%, reflecting both the lower number of sales and lower profit margins following the heightened competition in the handset market from independent importers and distributors.

Operating expenses, Operating expenses ("Opex", including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization) totaled NIS 2,791 million (US$ 804 million) in 2013, a decrease of 14% or NIS 471 million from 2012, largely reflecting the efficiency savings resulting from the reduction in the Company workforce by approximately one third on an average basis (average of workforce at beginning and end of year), as well as a decrease in transmission expenses, payments to content and communications providers, royalties to the State and other expenses. Including depreciation and amortization expenses, Opex in 2013 decreased by 13% compared with 2012.  See also Note 22 to our consolidated financial statements.

Operating profit. Operating profit for 2013 was NIS 409 million (US$ 118 million), a decrease of 53% compared with NIS 865 million in 2012.

Finance costs, net. Finance costs, net in 2013 were NIS 211 million (US$ 61 million), a decrease of 10%, compared with NIS 234 million in 2012. The decrease was mainly due to a decrease in interest expenses resulting from the lower level of average debt, together with foreign exchange gains, partially offset by early loan repayment fines of NIS 17 million in 2013 and by higher CPI linkage expenses as a result of the larger increase in the CPI level in 2013 compared with 2012.

Profit before income tax. Profit before income taxes for 2013 was NIS 198 million (US$ 57 million), a decrease of 69% from NIS 631 million in 2012.

Income taxes on profit. Income taxes on profit for 2013 were NIS 63 million (US$ 18 million), a decrease of 59% from NIS 153 million in 2012.

The effective tax rate for 2013 was 32%, compared with 24% in 2012. The increase in the effective tax rate was mainly due to the higher percentage of unrecognized expenses than in last year, due to the decline in profit before tax.

See also Note 25 (b) to our consolidated financial statements.

Profit. Profit for 2013 was NIS 135 million (US$ 39 million), a decrease of 72% compared with 2012.  Based on the weighted average number of shares outstanding during 2013, basic earnings per share or ADS, was NIS 0.87 (US$ 0.25), a decrease of 72% compared to NIS 3.07 in 2012.

Adjusted EBITDA. Adjusted EBITDA in 2013 totaled NIS 1,114 million (US$ 321 million), a decrease of 30% from NIS 1,602 million in 2012.  As a percentage of total revenues, Adjusted EBITDA in 2013 was 25%, compared with 29% in 2012.

Adjusted EBITDA as reviewed by the Chief Operating Decision Maker (“CODM”), represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. We use the term “Adjusted EBITDA” to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share-based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods.

5A.2a     Cellular Services Business Segment

Total Revenues, Total revenues for the cellular segment in 2013 were NIS 3,610 million (US$ 1,040 million), a decrease of 20% from NIS 4,488 million in 2012.

Revenues from services. Service revenues for the cellular segment in 2013 were NIS 2,907 million (US$ 838 million), decreasing by 19% from NIS 3,592 million in 2012. The decrease was mainly a result of the price erosion of Post-Paid and Pre-Paid cellular services, following increased competition due to the activity of new competitors (new operators and MVNOs), and the transfer of existing customers to "unlimited plans" since May 2012. The decrease also reflected the lower Post-Paid cellular subscriber base which was approximately 3.5% lower on an average basis (average of subscriber base at beginning and end of year) in 2013 compared with 2012, as well as lower roaming services revenues, as a result of price erosion in roaming services.

Pre-paid cellular subscribers contributed service revenues in a total amount of approximately NIS 360 million (US$ 104 million) in 2013, a decrease of 24% from approximately NIS 475 million in 2012, as a result of the price erosion in pre-paid services and the decrease in the number of pre-paid subscribers.

Revenues from equipment. Revenues from cellular equipment sales in 2013 totaled NIS 703 million (US$ 203 million), decreasing by 22% from NIS 896 million in 2012. The decrease was due to a significant decrease in the number of sales of cellular devices, partially offset by an increase in the average sales price which largely reflected a higher proportion of sales of high end smartphones (in particular iPhones and Samsung Galaxy) and tablets.

Gross profit from equipment sales. The gross profit from cellular equipment sales in 2013 was NIS 39 million (US$ 11 million), compared with NIS 109 million in 2012, a decrease of 64%, reflecting both the lower number of sales and lower profit margins following the heightened competition in the handset market from independent importers and distributors.

Operating expenses, Operating expenses for the cellular segment (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization expenses) totaled NIS 2,239 million (US$ 645 million) in 2013, a decrease of 10% or NIS 258 million from 2012, largely reflecting the efficiency savings resulting from the reduction in the salaries and related workforce expenses, as well as a decrease in payments to content and communications providers, royalty expenses due to the State and in the cost of handling, replacing or repairing handsets.  See also Note 22 to our consolidated financial statements.  Including depreciation and amortization expenses, operating expenses decreased by 11%.

Cost of service revenues, The cost of service revenues (excluding inter-segment costs) decreased by 12% from NIS 2,351 million in 2012 to NIS 2,070 million (US$ 596 million) in 2013, largely as a result of the decrease in salaries and related expenses as well as decreases in payments to content providers, royalty expenses due to the State (as a result of the royalty rate of 0% for 2013 compared with 1.3% for 2012), and the cost of handling, replacing or repairing handsets. See also Note 22 to our consolidated financial statements.

Selling, marketing, general and administration expenses, Selling, marketing, general and administration expenses for the cellular segment in 2013 amounted to NIS 544 million (US$ 157 million), decreasing by 7% from NIS 584 million in 2012. The decrease mainly reflected decreases in salaries and related expenses, as well as decreases in credit card and other commissions and in marketing and advertising expenses. See also Note 22 to our consolidated financial statements.

Operating profit. Overall, operating profit for the cellular segment in 2013 was NIS 234 million (US$ 67 million), decreasing by 68% compared with NIS 742 million in 2012, largely reflecting the impact of the decrease in service revenues, partially offset by the reduction of operating expenses, as described above.

Adjusted EBITDA. Adjusted EBITDA for the cellular segment was NIS 784 million (US$ 226 million) in 2013, decreasing by 40% from NIS 1,314 million in 2012, largely reflecting the impact of the decrease in service revenues, partially offset by the reduction of operating expenses, as described above. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2013 was 22%, compared with 29% in 2012.

5A.2b     Fixed-Line Services Business Segment

Total revenues, Total Revenues in 2013 for the fixed-line segment were NIS 1,117 million (US$ 322 million), a decrease of 10% compared with NIS 1,246 million in 2012.

Revenues from services. Service revenues for the fixed-line segment totaled NIS 1,085 million (US$ 313 million) in 2013, a decrease of 10% compared with NIS 1,210 million in 2012. The decrease mainly reflected price erosion in fixed-line services including local fixed-lines, international calls and internet services. The price erosion resulted from increased competition in the various fixed-line markets, arising from in the popularity of bundles that include cellular services together with fixed-line services at heavily discounted prices, and the increasingly competitive market for international calls.

Revenues from equipment. Revenues from equipment sales in the fixed-line segment in 2013 totaled NIS 32 million (US$ 9 million), compared with NIS 36 million in 2012.

Operating expenses. Operating expenses for the fixed-line segment (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization and impairment charges) totaled NIS 760 million (US$ 219 million) in 2013, a decrease of 18% or NIS 167 million from 2012. The decrease largely reflected the efficiency savings resulting from the reduction in salaries and related workforce expenses, as well as a decrease in transmission costs, network maintenance expenses and in payments to internet service providers (ISP). See also Note 22 to our consolidated financial statements. Including depreciation and amortization expenses, operating expenses decreased by 16%.

Cost of service revenues. The cost of service revenues (excluding inter-segment costs) for the fixed-line segment decreased by 13% from NIS 861 million in 2012, to NIS 747 million (US$ 215 million) in 2013. The decrease was largely due to lower salaries and related workforce expenses, as well as decreases in transmission costs, network maintenance expenses and in payments to internet service providers (ISP). See also Note 22 to our consolidated financial statements.

Selling, marketing, general and administration expenses. Selling, marketing, general and administration expenses for the fixed-line segment in 2013 amounted to NIS 135 million (US$ 39 million), a decrease of 33% from NIS 203 million in 2012. This mainly reflected lower salaries and related workforce expenses as well as a decrease in operating lease, rent and overhead expenses and in marketing and advertising expenses. See also Note 22 to our consolidated financial statements.

Operating profit. Operating profit for the fixed-line segment was NIS 175 million (US$ 50 million) in 2013, an increase of 42% compared to NIS 123 million in 2012. The increase in operating profit reflected the impact of the efficiency measures which reduced operating expenses over the period, partially offset by the decrease in service revenues.

Adjusted EBITDA. Adjusted EBITDA for the fixed-line segment increased by 15% from NIS 288 million in 2012 to NIS 330 million (US$ 95 million) in 2013, reflecting the reduction of operating expenses partially offset by the decrease in service revenues. As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed-line segment in 2013 was 30%, compared with 23% in 2012.

5A.3                RESULTS OF CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2012, COMPARED TO THE YEAR ENDED DECEMBER 31, 2011

The consolidation of 012 Smile into Partner’s financial results following its acquisition on March 3, 2011, had a significant impact on the results of the fixed-line segment, as set forth below, but did not affect the results of the cellular segment.

	New Israeli Shekels
	Year ended December 31,2011
	In millions
	Cellular segment	Fixed-line segment		Elimination	Consolidated
Segment revenue – Services	4,219	1,005			5,224
Inter-segment revenue – Services	29	122		(151)
Segment revenue – Equipment	1,748	26			1,774
Total revenues	5,996	1,153		(151)	6,998

Segment cost of revenues – Services	2,601	969			3,570
Inter-segment cost of revenues- Services	122	29		(151)
Segment cost of revenues – Equipment	1,379	29			1,408
Cost of revenues	4,102	1,027	*	(151)	4,978
Gross profit	1,894	126			2,020

Operating expenses	712	290	*		1,002
Impairment of goodwill		87			87
Other income, net	105				105
Operating profit (loss)	1,287	(251)			1,036
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	590	182			772
–Impairment of intangible assets, deferred expenses and goodwill		349			349
–Other (mainly employee share based compensation expenses)	19	2			21
Adjusted EBITDA	1,896	282			2,178

Reconciliation of Adjusted EBITDA to profit before tax
- Depreciation and amortization					772
-Impairment of intangible assets, deferred expenses and goodwill					349
- Finance costs, net					294
- Other (mainly employee share based compensation expenses)					21
Profit before income tax					742

*Including impairment charges, see Note 13 to the consolidated statements.

On March 3, 2011, Partner concluded the acquisition of 012 Smile, an Israeli operator of international telecommunications services and local fixed-line services and a provider of internet services. The consolidated results of 2011 therefore include the results of 012 Smile from March 3, 2011, forward.

Revenues. Total revenues in 2012 were NIS 5,572 million, a decrease of 20% from NIS 6,998 million in 2011.

Revenues from services. Annual service revenues totaled NIS 4,640 million in 2012, decreasing by 11% from NIS 5,224 million in 2011.Service revenues for the cellular segment in 2012 were NIS 3,592 million, decreasing by 15% from NIS 4,248 million in 2011. The decrease was mainly a result of the intense price erosion of cellular services including voice and data services, following the entry of new competitors (new operators and MVNO’s) in the first half of the year, as well as the continued decrease in revenues from roaming services. The decrease also reflected the lower post-paid cellular subscriber base which decreased by approximately 4% on an average basis over 2011.

Service revenues for the fixed-line segment reached NIS 1,210 million in 2012, an increase of 7% compared with NIS 1,127 million in 2011. The increase largely reflected the contribution of 012 Smile to the Company’s results for the full year in 2012, compared to only ten months in 2011 (from the date of acquisition in March 2011). The impact of 012 Smile’s contribution was partially offset by price erosion in fixed-line services due to tougher competitive market conditions, and a gradual decrease in the average number of internet service subscribers over the period.

Revenues from equipment. Equipment revenues in 2012 totaled NIS 932 million, a decrease of 47% compared with NIS 1,774 million in 2011. The decrease largely reflected a significant decrease of approximately 50% in the quantity of cellular equipment sold, reflecting increased competition from independent importers and distributors, the impact of the Company’s strategy to require more stringent payment terms, a general decrease in market demand, and an end to the use of special discounts for customers with new handsets.

Operating expenses. Operating expenses (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization expenses) totaled NIS 3,262 million in 2012, a decrease of 7% or NIS 255 million from 2011, largely reflecting the series of efficiency measures undertaken over 2011, and in particular the reduction of the workforce by approximately 40% over the period. See also Note 22 to our consolidated financial statements. The decrease was despite the full-year contribution of 012 Smile in 2012 compared with only a ten-month contribution in 2011.

Operating profit. Operating profit for 2012 was NIS 865 million, a decrease of 17% compared with reported operating profit for 2011 including an impairment charge impact of NIS 322 million (related to certain fixed-line assets). The decrease amounted to 36% when compared with operating profit before the impact of the impairment.

Finance costs, net. Finance costs, net in 2012 were NIS 234 million, a decrease of 20% compared with NIS 294 million. The decrease was mainly due to the lower level of average debt in 2012 compared with 2011, together with a lower level of expenses linked to changes in the consumer price index (“CPI”) of 1.4% over 2012 compared with 2.6% over 2011.

Profit before income tax. Profit before income taxes for 2012 was NIS 631 million, a decrease of 15% from NIS742 million in 2011.

Income taxes on profit. Income taxes on profit for 2012 were NIS 153 million, a decrease of 49% from NIS 299 million in 2011.

The effective tax rate for 2012 was 24%, compared with 29% in 2011 (before the impact of the impairment). The decrease in the tax rate as above was mainly due to the utilization of previously unrecognized tax losses and other temporary differences against taxable income.

See also Note 25 (b) to our consolidated financial statements for 2012.

Profit. Profit in 2012 was NIS 478 million, an increase of 8% compared with reported profit in 2011 of NIS 443 million, including the impact of the impairment in the amount of NIS 311 million, and a decrease of 37% compared with profit in 2011 before the impact of the impairment. Based on the weighted average number of shares outstanding during 2012, basic earnings per share or ADS, was NIS 3.07, an increase of 8% compared to NIS 2.85 in 2011.

Adjusted EBITDA. Annual Adjusted EBITDA totaled NIS 1,602 million in 2012, a decrease of 26% from NIS 2,178 million in 2011. Adjusted EBITDA for the cellular segment was NIS 1,314 million in 2012, decreasing by 31% from NIS 1,896 million in 2011, reflecting the impact of the reduction in service revenues and in gross profit from equipment revenues, partially offset by the reduction in operating expenses (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization), as described above. Adjusted EBITDA for the fixed-line segment in 2012 was NIS 288 million, an increase of 2% from NIS 282 million in 2011, reflecting the reduction in operating expenses and the impact of the full-year contribution of 012 Smile in 2012 compared with only ten months in 2011, partially offset by the reduction in service revenues.

Adjusted EBITDA as reviewed by the Chief Operating Decision Maker (“CODM”), represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. We use the term “Adjusted EBITDA” to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share-based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods. For a reconciliation of Adjusted EBITDA with our audited financial data, see Note 6 to the consolidated financial statements for 2013 included in this annual report.

5A.3a     Cellular Services Business Segment

The impairment charge on fixed-line assets in 2011 did not have any impact on the results for the cellular segment.

Total Revenues, Total revenues for the cellular segment in 2012 were NIS 4,488 million, a decrease of 25% from NIS 5,996 million in 2011.

Revenues from services. Annual service revenues for the cellular segment were NIS 3,592 million in 2012, decreasing by 15% from NIS 4,248 million in 2011. The decrease was mainly a result of the intense price erosion of cellular services including voice and data services, following the entry of new competitors (MVNO’s and new operators) and the offering of “unlimited plans” in the first half of the year, as well as the continued decrease in revenues from roaming services. The decrease also reflected the lower post-paid cellular subscriber base, which decreased by approximately 4% on an average basis over the past year.

Pre-paid subscribers contributed service revenues in a total amount of approximately NIS 475 million in 2012, a decrease of 5% from approximately NIS 500 million in 2011, as a result of the price erosion and the decrease in the number of pre-paid subscribers.

Revenues from cellular data and content services excluding SMS in 2012 totaled NIS 559 million, a decrease of 16% compared with NIS 666 million in 2011. The decrease mainly reflected the price erosion of data and content services including browsing and other services, the lower post-paid subscriber base, and the impact of new consumer protection regulations in 2011 which led to a reduction in content service revenues.

SMS service revenues, on an allocated basis as explained below, totaled NIS 433 million in 2012, a decrease of 5% compared with NIS 456 million in 2011.

Since approximately two-thirds of outgoing airtime, content and data (including SMS) revenues is derived from customers who subscribe to bundled packages which include airtime, data and SMS, the separate reporting of data and content service revenues relies heavily on the allocation methodology and application of those revenues between the different services offered in the bundled packages. Furthermore, the proportion of customers with unlimited packages which offer unlimited use of voice and SMS, as well as certain browsing volumes, continues to rise, and this trend is expected to continue. The Company therefore concluded that the separate reporting of content and SMS revenues was no longer beneficial to understanding the Company’s results of operation, and did not provide this breakdown in future discussions of its results.

Revenues from equipment. Revenues from cellular equipment sales in 2012 totaled NIS 896 million, decreasing by 49% from NIS 1,748 million in 2011. The decrease largely reflected a significant decrease of approximately 50% in the quantity of cellular equipment sold, reflecting increased competition from independent handset importers and distributors, the impact of the Company’s strategy to require more stringent payment terms, a general decrease in market demand, and an end to the use of special discounts for customers with new handsets.

Gross profit from equipment. The gross profit from cellular equipment sales in 2012 was NIS 109 million, compared with NIS 369 million in 2011, a decrease of 70%. This was mainly due to the lower quantity of cellular equipment sales, as well as a decrease in the profit achieved per sale, reflecting the increased competition in the handset market.

Operating expenses. Operating expenses for the cellular segment (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization expenses) totaled NIS 2,497 million in 2012, a decrease of 12% or NIS 329 million from 2011. See also Note 22 to our consolidated financial statements. Including depreciation and amortization expenses, operating expenses decreased by 11%.

Cost of service revenues. The cost of service revenues (excluding inter-segment costs) decreased by 10% from NIS 2,601 million in 2011 to NIS 2,351 million in 2012, largely as a result of (i) the decrease in payroll and related expenses following the reduction in the level of workforce and other efficiency measures, (ii) lower royalty expenses due to the State (as a result of lower service revenues combined with the lower royalty rate of 1.3% for 2012, compared with 1.75% for 2011), and (iii) lower payments to content suppliers. See also Note 22 to our consolidated financial statements.

Selling, marketing, general and administration expenses. Selling, marketing, general and administration expenses for the cellular segment in 2012 amounted to NIS 584 million, decreasing by 18% from NIS 712 million in 2011. The decrease mainly reflected decreases in payroll and related expenses following the reduction in the level of workforce and other efficiency measures taken, lower selling commissions and a decrease in marketing and advertising expenses. See also Note 22 to our consolidated financial statements.

Operating profit. Overall, operating profit for the cellular segment in 2012 was NIS 742 million, decreasing by 42% compared with NIS 1,287 million in 2011, reflecting the impact of the reduction in service revenues and in gross profit from equipment revenues, partially offset by the reduction in operating expenses, as described above. The impairment recorded in 2011 did not impact the results of the cellular segment.

Adjusted EBITDA. Adjusted EBITDA for the cellular segment totaled NIS 1,314 million in 2012, a decrease of 31% from NIS 1,896 million in 2011, again reflecting the impact of the reduction in service revenues and in gross profit from equipment revenues, partially offset by the reduction in operating expenses, as described above. As a percentage of total cellular revenues, Adjusted EBITDA in 2012 was 29%, compared with 32% in 2011.

5A.3b     Fixed-Line Services Business Segment

Total revenues. Total Revenues in 2012 for the fixed-line segment reached NIS 1,246 million, an increase of 8% compared with NIS 1,153 million in 2011.

Revenues from services. Service revenues for the fixed-line segment reached NIS 1,210 million in 2012, an increase of 7% compared with NIS 1,127 million in 2011. The increase largely reflects the contribution of 012 Smile to the Company’s results for a full year in 2012, compared with only ten months in 2011 (from the date of acquisition in March 2011). The impact of 012 Smile’s contribution was partially offset by price erosion in fixed-line services due to tougher competitive market conditions, and a gradual decrease in the average number of internet service subscribers over the period.

Revenues from equipment. Revenues from equipment sales in the fixed-line segment in 2012 totaled NIS 36 million, compared with NIS 26 million in 2011.

Operating expense. Operating expenses for the fixed-line segment (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization and impairment charges) totaled NIS 927 million in 2012, an increase of 10% or NIS 85 million from 2011. The increase was explained by the full-year contribution of 012 Smile in 2012 compared with only a 10 month contribution in 2011. See also Note 22 to our consolidated financial statements. Including depreciation and amortization expenses but excluding the impact of the impairment, operating expenses increased by 4%.

Cost of service revenue. The cost of service revenues (excluding inter-segment costs) for the fixed-line segment increased by 5% from NIS 821 million in 2011, before the impact of the impairment, to NIS 861 million in 2012. The increase was largely due to the full-year contribution of 012 Smile in 2012 compared with the ten-month contribution in 2011, and was partially offset by a decrease in depreciation and amortization expenses following the impairment, as well as lower infrastructure expenses. See also Note 22 to our consolidated financial statements.

Selling, marketing, general and administration expenses. Selling, marketing, general and administration expenses for the fixed-line segment in 2012 amounted to NIS 203 million, unchanged from 2011 before the impact of the impairment. This was despite the full-year contribution of 012 Smile in 2012 compared with the ten-month contribution in 2011, and mainly reflected lower payroll and related expenses. See also Note 22 to our consolidated financial statements.

Impairment loss for goodwill. In 2011, we recorded an impairment charge to goodwill related to the fixed-line segment in the amount of NIS 87 million.

Operating profit. Operating profit for the fixed-line segment was NIS 123 million in 2012, an increase of 73% compared to NIS 71 million in 2011, excluding the impact of the impairment (reported operating loss in 2011 was NIS 251 million and included the impact of impairment in the amount of NIS 322 million). The increase in operating profit, (excluding the impact of the impairment), reflected principally the impact of the efficiency measures which reduced operating expenses over the period, as well the impact of the full-year contribution of 012 Smile in 2012 compared with only ten months in 2011.

Adjusted EBITDA. Adjusted EBITDA for the fixed-line segment in 2012 was NIS 288 million, an increase of 2% from NIS 282 million in 2011, mainly reflecting the reduction in operating expenses, partially offset by the reduction in service revenues. The Adjusted EBITDA margin for the fixed-line segment in 2012 was 23% of total fixed-line segment revenues, compared with 24% in 2011.

5A.4                SEASONALITY

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

	Three months ended
NIS in millions	March 31	June 30	Sept. 30	Dec. 31

Service Revenues

2011	1,212	1,360	1,366	1,286
2012	1,241	1,213	1,150	1,036
2013	961	950	951	922

5A.5                 IMPACT OF EXCHANGE RATE FLUCTUATIONS AND INFLATION

Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, in recent years, between one fifth and one quarter of our operating expenses (excluding depreciation), including a substantial majority of our handset purchases, were linked to non-shekel currencies, mainly the US dollar. These expenses related principally to the acquisition of handsets, where the price paid by us is based mainly on US dollars. In addition, a substantial amount of our capital expenditures (including with respect to our networks) are incurred in, or linked to, non-shekel currencies, mainly the US dollar. See “ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK”.

Our Notes payable series B, C and our bank borrowings in a total principal amount of NIS 1,799 million as of December 31, 2013, are currently in shekels and are linked to the CPI. If the CPI increases, we may not be permitted to raise our tariffs in a manner that would fully compensate for any increase in our finance expenses. In 2013, the CPI increased 1.9%, causing expenses of NIS 46 million in our finance costs, net, compared to a CPI increase of 1.4% in 2012, which caused finance expenses of NIS 35 million. The CPI for each month is published on the 15th day of the following month; references above to the annual change in CPI for a given year is the change from the CPI published on the 15th day of December of the preceding year to the CPI published on the 15th day of December of the relevant year, which for the purposes of this annual report, covers the twelve months beginning January 1 through December 31 of the year in question.

5B.          Liquidity and Capital Resources

The discussion below first describes our financial indebtedness (Notes payable, long-term bank loans and total financial debt) and capital expenditures, then our dividend payments, and finally our main sources of liquidity.

5B.1                NOTES PAYABLE

Series B Notes due 2016. On November 29, 2009 the Company issued to Israeli institutional investors approximately NIS 448 million of Series B notes through a private placement in Israel. The notes are linked (principal and interest) to changes in the Israeli consumer price index (CPI). The principal amount of Series B notes is repayable in four equal annual installments between 2013 and 2016 and bears interest at an annual rate of 3.4%. The interest is payable on a semi-annual basis.  The Notes have been rated ilAA-, on a local scale, by Standard & Poor’s Maalot.

Members of our Board of Directors and senior management may have purchased a portion of the Series B Notes due 2016 through stock exchange transactions.

The table below sets forth the payments of principal to be made on our Series B Notes due 2016, linked to the CPI at December 31, 2013.

NIS in millions

Principal payments due in:

2014	122
2015	122
2016	122

Total	366

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

On February 24, 2011, it was agreed with classified institutional investors in Israel that the Company would issue in a private placement an additional principal amount of approximately NIS 444 million of Series C Notes(the “Additional Notes”). The terms of the Additional Notes are identical to the terms of the currently outstanding Series C Notes previously issued to the public pursuant to the Shelf Offering Report and the Shelf Prospectus. Pursuant to our agreement with classified institutional investors in Israel, the Additional Notes were issued to such investors for an aggregate consideration of approximately NIS 463 million, representing a price of NIS 1.043 per NIS 1 principal amount of the Additional Notes. The value of the principal issued, including CPI linkage difference and accumulated interest to be paid to that date was approximately NIS 463 million. The Additional Notes were issued on March 1, 2011 and were consequently listed for trading on the TASE. The Notes have been rated ilAA-, on a local scale, by Standard & Poor’s Maalot.

The table below sets forth the payments of principal to be made on our Series C due Notes 2018, linked to the CPI at December 31, 2013.

NIS in millions

Principal payments due in:

2016	235
2017	234.5
2018	234.5

Total	704

Series D Notes due 2021. On April 25, 2010, the Company issued to the public in Israel approximately NIS 400 million of unsecured non-convertible Series D Notes through a public offering in Israel. The principal amount of Series D Notes is repayable in five equal annual installments between 2017 and 2021 and is not linked to the CPI. The Series D Notes bear a floating interest that is based on the yield of 12 month government bonds (‘Makam’) issued by the government of Israel and updated quarterly plus additional annual interest of 1.2%. The interest is payable quarterly. The interest rates which applied to interest paid for 2012 and 2013 (in annual terms, and including the additional interest rate of 1.2%) were as follows: from December 31, 2011 to March 30, 2012: 3.73%; from March 31, 2012 to June 30, 2012: 3.80%; from July 1, 2012 to September 30, 2012: 3.39%; from October 1, 2012 to December 30, 2012: 3.41%; from December 31, 2012 to March 30, 2013: 2.95%; from March 31, 2013 to June 30, 2013: 2.85%; from July 1, 2013 to September 30, 2013: 2.44%; from October 1, 2013 to December 30, 2013: 2.26%.The Series D Notes due 2021 are listed for trading on the TASE.

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

The table below sets forth the payments of principal to be made on our Notes Series D due 2021, as of December 31, 2013.

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

Repurchase of Series E notes. In August 2012 the Company repurchased NIS 0.65 million par value of Series E notes, at a transaction price of 0.9954 NIS per par value, following the Board of Directors’ resolution to approve a debt buy-back plan of the Company’s series B, C, D and E Notes which are traded on the TASE.

The table below sets forth the payments of principal to be made on our Series E Notes due 2017, as of December 31, 2013.

NIS in millions

Principal payments due in:

2014	187
2015	187
2016	187
2017	187

Total	748

5B.2                LONG-TERM BANK LOANS

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

The Israeli Prime interest rate is determined by the Bank of Israel and updated on a monthly basis. The Israeli Prime interest rate as of December 31, 2012 and 2013 was 3.25% and 2.5% per year, respectively.

Bank borrowings as of December 31, 2013 are set forth below:

	Date originally received	Linkage terms	Interest payment schedule	Annual interest rate

Loan A	Nov. 11, 2010	CPI	Semi annual	2.75% CPI adj.

Loan C	June 8, 2010		Annual	5.7% fixed

Loan D	June 9, 2010		Annual	5.7% fixed

Loan E	May 8, 2011		Quarterly	Prime minus 0.025%

Loan F	April 10, 2011	CPI	Quarterly	3.42% CPI adj.

The table below sets forth the payments of principal to be made on our bank borrowings, as of December 31, 2013:

	2014	2015	2016	2017 to 2018	2019 to 2020	Total
	New Israeli Shekels in millions
Bank borrowing A (*)			177	355		532
Bank borrowing C				25	50	75
Bank borrowing D	25	25	25	50	50	175
Bank borrowing E					152	152
Bank borrowing F (*)					200	200
	25	25	202	430	452	1,134

(*) Linked to the CPI as of December 31, 2013

Principal prepayments made during 2013:

Loan C: On May 9, 2013, the Company prepaid the current portion of principal outstanding of the loan in the amount of NIS 25 million, which was due originally in June 8, 2014. On June 18, 2013, the Company prepaid the current portion of principal outstanding of the Loan in the amount of NIS 25 million, which was due originally on June 8, 2015. On December 19, 2013, the Company prepaid the current portion of principal outstanding of the Loan in the amount of NIS 50 million, which was due originally on June 8, 2016 and 2017.

Loan E: On May 9, 2013, the Company prepaid the current portion of principal outstanding of the Loan in the amount of NIS 112 million, which was due originally in May 8, 2014. On June 18, 2013, the Company prepaid current portion of principal outstanding of the Loan in the amount of NIS 112 million, which was due originally in May 8, 2015..

Loan F: On June 19, 2013, the Group prepaid the current portion of linked principal outstanding of the loan in the amount of NIS 145 million, which was due originally in December 31, 2014. On November 20, 2013, the Group prepaid the current portion of linked principal outstanding of the loan in the amount of NIS 148 million, which was due originally in December 31, 2015.

The Company paid prepayment fees in 2013 in a total amount of NIS 17 million, recorded in interest costs.

Financial covenants. The terms of bank loans require the Company to comply with financial covenants on a consolidated basis. The main provisions are the following two ratios:

(1)
The ratio of (a) the amount of all financial obligations of the Company including bank guarantees that the Company has undertaken (“Total Debt”) to (b) EBITDA less Capital Expenditures shall not exceed 6.5 (the ratio as of December 31, 2012 and 2013, was 4.3 and 5.2, respectively); and

(2)	The ratio of (a) Total Debt to (b) the EBITDA of the Company shall not exceed 4 (the ratio as of December 31, 2012 and 2013, was 2.8 and 3.2, respectively).

“EBITDA” is defined as the sum of (a) the net income before extraordinary items, (b) the amount of tax expenses set against the profit including, without double counting, any provisions for tax expenses, (c) amortization and depreciation expenses, and (d) any finance costs net. The usage of the term “Adjusted EBITDA”, as used in this annual report, is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and employee share based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods.

Capital Expenditures are defined as any expenditure classified as fixed and intangible asset in the financial statements.

The covenants are measured every six months on an annualized basis of twelve months and are based on the financial results for the preceding period of twelve months. At December 31, 2012 and 2013, the Company was in compliance with all covenants stipulated for the years then ended, respectively.

Negative pledge. The Company provided a negative pledge undertaking (i.e., not to pledge any of its assets to a third party), except for a number of exceptions that were agreed upon, including pledges (other than by way of floating charge) in favor of a third party over specific assets or rights of the Company securing obligations no greater than NIS 100 million in aggregate.

5B.3                TOTAL NET FINANCIAL DEBT

At December 31, 2013, total net financial debt (total current and non-current borrowings less cash and cash equivalents) amounted to NIS 3,000 million, compared to NIS 3,812 million at December 31, 2012. The decrease in net financial debt compared with 2012 principally reflected the absence of any dividend distribution in 2013. The decrease in financial debt compared with 2012 also reflected prepayment of bank borrowings and the scheduled repayment of bank borrowings and notes payable during 2013. See Note 15 to the consolidated financial statements (see also “Item 5B.2 Long-term Bank Loans and Credit Facilities” above).

At December 31, 2013, the current portion of our total financial debt (including future interest payments during 2014) amounted to NIS 463 million, as compared to NIS 477 million at December 31, 2012, and was composed of the amounts set forth in the table below. We intend to fund the repayment of the current portion of our Notes payable in 2014, bank loans and interest through available cash or operational cash flow, new bank loans, the issuance or sale of corporate notes, or a combination of one or more of these resources.

Current Portion Payable in 2014 as of December 31, 2013	NIS in millions

Principal on notes payable	334

Accrued interest on notes payables	89
Accrued interest on long term bank loans	40
Total	463

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

Our capital expenditures represent additions to property and equipment and computer software. In the year ended December 31, 2011, 2012 and 2013, our capital expenditures amounted to approximately NIS 468 million, NIS 558 million and NIS 413 million, respectively, and were principally related to our cellular network.

At December 31, 2013, our capital expenditure commitments totaled NIS 59 million, principally for enhancing our cellular network. For further information regarding our capital expenditure commitments at December 31, 2013, see “Item 5F Aggregate Contractual Obligations”.

Dividend payments. For the year ending December 31, 2013, the Company did not distribute any dividends.

5B.4                MAIN SOURCES OF LIQUIDITY

•	Cash on hand; and

•	Operating cash flows, net of cash flow used for investing activities.

Cash on hand. At December 31, 2013, we had NIS 481 million in cash on hand, compared to NIS 548 million at December 31, 2012.

Operating cash flows. Cash generated from operations decreased by 10% from NIS 1,705 million in 2012 to NIS 1,539 million (US$ 443 million) in 2013. This decrease was mainly explained by decrease in profit before depreciation, amortization and impairment charges partially offset by a decrease in operating working capital. Operating working capital decreased by NIS 463 million in 2013 compared with a decrease of NIS 268 million in 2012. The decrease primarily reflected the decrease in trade receivables explained by the decrease in handset sales during 2013.

Existing credit facilities. During 2013 and at December 31, 2013, we do not have any active credit facilities.

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

5D.         Trend Information

5D.1                RECENT DEVELOPMENTS

See “Item 5D.2 Outlook”. See also recent regulatory developments in “Item 4B.13d Regulatory Developments” and “Item 3D.1 RISKS RELATING TO THE REGULATION OF OUR INDUSTRY”.

5D.2                OUTLOOK

In 2013, the level of competition in the Israeli telecommunications market remained very intense.  As a result, the continued substantial erosion in the market prices for telecommunications services significantly impacted the Company’s business results. Our operating results may continue to decline in 2014 and beyond.  See “Item  3D.2a As a result of substantial and continuing changes in our regulatory and business environment, our operating results have decreased significantly in the past two years.  Our operating results may continue to decline in 2014 and beyond, which may adversely affect our financial condition.”

In order to mitigate the impact of these trends on the erosion of the Company’s results, Partner continued to adjust its cost structure and to implement operational efficiency measures (principally through a reduction in employee headcount) through 2013, which, among other items, led to a decrease in operating expenses (excluding cost of equipment sold and depreciation and amortization expenses) of NIS 471 million, from NIS 3,262 million in 2012 to NIS 2,791 million in 2013.

Despite the fall in profitability, the Company continued its investment in network infrastructure, customer service and information systems.  In January 2014, the Company announced that its network was ready to provide fourth–generation (LTE) services, provided it obtains appropriate spectrum (see “Item 3D.1g We may not be allocated sufficient spectrum band or any spectrum at all needed in order to provide fourth generation (4G) services, and we may be required to terminate the use of certain spectrum or to share with another operator some of the spectrum we are currently using on an exclusive basis. These requirements may adversely affect our network quality and capacity as well as our ability to provide our customers with advanced technology services, which may adversely affect our ability to compete and our results of operations.”). At the same time, the Company reduced its net debt by NIS 0.8 billion in 2013.

The Company intends to persevere with its strategy of continuing to invest in its key assets, including its network infrastructure, customer service and information systems, even during periods of fierce market competition, for the benefit of the Company’s shareholders. See also “Item 3D Risk Factors”.

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

5E.           Off-Balance Sheet Arrangements

As of December 31, 2013 the Company provided bank guarantees in a total amount of NIS 96 million.

Other than such guarantees, there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. See also “Item 5F Aggregate Contractual Obligations".

5F.           Aggregate Contractual Obligations

Set forth below are our contractual obligations and other commercial commitments as of December 31, 2013:

	Payments Due by Period (NIS in millions)
Contractual Obligations	Total	2014	2015-2016	2017-2018	2019 and thereafter

Long-term debt*

Notes Series B	390	134	256	-	-
Notes Series C	800	24	283	493	-
Notes Series D	616	12	24	239	341
Notes Series E	851	228	426	197	-
Long term bank borrowing	1,323	65	303	486	469

Operating Leases	1,282	232	386	287	377
Trade payables	761	761	-	-	-
Payables in respect of employees	78	78	-	-	-
Other payables	35	35	-	-	-
Contribution to defined benefit plan	17	17	–	–	–
Commitments to pay for inventory purchases	1,077	661	416	-	–
Commitments to pay for property, equipment purchases and software elements purchases (capital expenditures)	59	59	-	-	–
Commitments to pay for rights of use	259	16	48	75	120
Commitments to pay for transmission services (See note 18(6) to the consolidated financial statements)	203	63	140	-	-

Total Contractual Cash Obligations	7,751	2,385	2,282	1,777	1,307

* The table above includes expected payments of interest on our Long-Term Debt.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.         Directors and Senior Management

6A.1                DIRECTORS

Below is a list of the directors of the Company as of the date of filing of this annual report.

Name of Director	Age	Position

Adam Chesnoff**	48	Chairman of the Board of Directors
Elon Shalev**	62	Vice-Chairman of the Board of Directors
Dr. Michael J. Anghel (1)(2)(3)(4)	75	Director
Ilan Ben-Dov*	57	Director
Barry Ben Zeev (1)(2)(3)(4)	62	Director
Fred Gluckman**	43	Director
Sumeet Jaisinghani**	29	Director
Osnat Ronen (4)	51	Director
Yoav Rubinstein**	40	Director
Arieh Saban**	67	Director
Yahel Shachar*	51	Director
Arik Steinberg (1)(2)(4)	49	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	External Director under the Israeli Companies Law.

(4)	Independent Director under NASDAQ rules and under the Israeli Companies Law.

* Nominated by Scailex

** Nominated by S.B. Israel Telecom

For information regarding possible required changes in our Board of Directors under the Centralization Law, see "Item 4B.13d - vi4B.13d - vi The Promotion of Competition and the Reduction of Centralization Law".

Appointments

Our two principal shareholders have entered into a shareholders’ agreement regarding, among other things, the composition of the Board of Directors. See “Item 7A.2 Agreement Between the Two Principal Shareholders”

In August 2009, Scailex and Bank Leumi entered into an agreement under which Leumi Partners (a subsidiary of Bank Leumi) was entitled to appoint one member of the Company’s Board of Directors. In January 2013, as a result of the acquisition by S.B. Israel Telecom of a total of 30.87% of our issued and outstanding shares, including 2.06% from Leumi Partners, Leumi Partners and S.B. Israel Telecom agreed that Leumi Partners would no longer be entitled to appoint a member to the Board of Directors. See “Item 7A.3 Termination of Bank Leumi Ltd. Minority Rights under its Agreement with Scailex.”

None of the above directors, except for Mr. Arieh Saban, who is the brother of Mr. Haim Saban, the owner and CEO of Saban Capital Group, has any family relationship with any other director or senior manager of the Company. None of the above members of senior management has any family relationship with any other director or senior manager of the Company.

On November 20, 2013, the Board of Directors announced the appointment of Mr. Adam Chesnoff to serve as the Chairman of the Board of Directors, following Mr. Shlomo Rodav's request to terminate his office as a director and as the Chairman of the Board of Directors. In addition, the Board of Directors resolved to appoint Mr. Elon Shalev as Vice Chairman of the Board of Directors.

Adam Chesnoff was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Chairman of the Board of Directors on November 20, 2013. Mr. Chesnoff serves as the President and Chief Operating Officer of Saban Capital Group, Inc., responsible for overseeing its investment and business activities, including private equity and public market investments. Mr. Chesnoff is a member of the Board of Directors of Univision Communications Inc., the largest Spanish-language media company in the United States; a member of the Board of Directors of Celestial Tiger Entertainment Ltd., an owner and operator of pay television channels across Asia. Mr. Chesnoff is also a member of the Board of Commissioners of MNC Ltd., an Indonesian media company, and of MNC Sky Vision Ltd., Indonesia’s largest pay television operator. In addition, Mr. Chesnoff served as Vice-Chairman of the Board of Directors of ProSiebenSat.1 Media AG from 2003 until 2007. From 2005 to 2010, Mr. Chesnoff served on the Board of Directors of Bezeq Israel Telecommunication Company Ltd. Mr. Chesnoff holds a BA in Economics and Management from Tel-Aviv University and an MBA from UCLA’s Anderson School of Business.

Elon Shalev was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Vice Chairman of the Board of Directors on November 20, 2013. Mr. Shalev serves as  Chairman of the Board of Directors of SHL Telemedicine Ltd. and as a senior advisor to Saban Capital Group, Inc. Mr. Shalev was the founder of Channel 2 news and during 1993- 1995 served as its Chief Executive Officer. From 1996-1999, he served as Editor in Chief of “Yediot Aharonot”, and from 2000-2001 he served as Executive Vice President of Discount Investment Corporation Ltd. of the IDB group. Mr. Shalev served in the past on the Board of Directors of Bezeq Israel Telecommunication Company Ltd., DBS Satellite Services (1998) Ltd. (yes) and Bezeq International Company Ltd. Mr. Shalev holds a B.A. degree in Political Science from Tel Aviv University.

Dr. Michael J. Anghel was appointed to the Board of Directors of Partner in March 2006. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom – the second Israeli cellular operator. In 1999 he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank. He has been involved in various technology enterprises and has served on the Board of Directors of various major Israeli corporations and financial institutions including Elron, Elbit, Nice, Gilat, American Israeli Paper Mills, Maalot (the Israeli affiliate of Standard and Poor’s) and Hapoalim Capital Markets. He currently serves on the Board of Directors of Syneron Medical Ltd., Evogene Ltd.,  Dan Hotels Ltd, Orbotech Ltd. Lumus Ltd, BiolineRx Ltd. and the Strauss-Group Ltd. He is also the Chairman of the Center for Educational Technology. Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. in Economics from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. in Finance both from Columbia University in New York.

Ilan Ben-Dov was appointed to the Board of Directors of Partner in October 2009 and served as Chairman of the Board of Directors of the Company since November 1, 2009 until January 29, 2013. Mr. Ben-Dov serves as Chairman of the Board of Directors of Scailex Corporation Ltd. and Suny Electronics Ltd. and previously had served as Suny's Joint Chief Executive Officer for approximately fifteen years (until May 2009). He also currently serves as a director in several private companies wholly owned by him including Derech HaLotus Ltd.,  Ben-Dov Investments Ltd., Ben-Dov I. Real Estate Ltd., Yeuda Halevy 16 Ltd., I. Ben-Dov Investments Ltd., Harmony (Ben-Dov) Ltd. Mr. Ben-Dov served as Chairman of the Board of Directors of Tao Tsuot Ltd.

Barry Ben Zeev (Woolfson) was appointed to the Board of Directors of Partner in October 2009. He has been providing strategic business consulting services since 2009. Mr. Ben Zeev served as the Deputy-Chief Executive Officer & Chief Financial Officer of Bank Hapoalim in 2008. He joined the bank in 1976 and served in a variety of senior positions in the branch system and the international division including New York. Mr. Ben Zeev served in the following executive positions prior to becoming Deputy-Chief Executive Officer & Chief Financial Officer of Bank Hapoalim: Executive Vice President & Head of International Operations during the years 2001-2002, Deputy-Chief Executive Officer & Head of International Private Banking during the years 2002-2006,  Chairman of Poalim Asset Management during the years 2001-2006, Chairman of Bank Hapoalim Switzerland during the years 2002-2006, Deputy Chairman of the Board of Directors of Signature Bank in New York during the years 2001-2002 and Deputy-Chief Executive Officer and Head of Client Asset Management during the years 2006-2007. Mr. Ben Zeev serves on the Board of Directors of the following companies: Ellomay Capital Ltd., Poalim Asset Management UK Ltd., Ben Zeev (Woolfson) Consultants Ltd. and Hiron-Commerce Investments & Mivnei Ta'asiya Ltd.He also served as a member of the Board of Directors of the Tel Aviv Stock Exchange during the years 2006-2007. Mr. Ben Zeev holds a B.A. in Economics and an M.B.A both from Tel-Aviv University.

Fred Gluckman was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Gluckman serves as the Chief Financial Officer of Saban Capital Group, Inc ("SCG"). In this position, Mr. Gluckman is responsible for all financial, accounting and tax functions of the firm, and has been an active member of the firm’s investment team since joining the firm in 2003. Mr. Gluckman is a member of the Board of Directors of Celestial Tiger Entertainment and serves on its Audit Committee. Mr. Gluckman’s experience, prior to joining SCG, includes international and domestic advisory work in the London and Southern California practices of Deloitte. Mr. Gluckman is actively engaged in the community, serving on multiple boards of national and local charitable organizations including on the National board of the Friends of the IDF. Mr. Gluckman is a CPA and holds a B.S. in Economics from Wharton Business School and studied at the Hebrew University in Jerusalem.

Sumeet Jaisinghani was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Jaisinghani is a Managing Director of Saban Capital Group ("SCG"), is responsible for SCG's principal investment activities in Asia and is head of SCG's Singapore office. In addition to being on the Board of Directors of Partner, Mr. Jaisinghani is a member of the Board of Directors of Celestial Tiger Entertainment (CTE) and an observer on the Board of Directors of Taomee. Mr. Jaisinghani played a key role in SCG’s investments in Partner, Media Nusantara Citra, MNC Sky Vision, CTE and Taomee. Mr. Jaisinghani was also involved with SCG’s controlling investment in Bezeq Telecommunications Company Ltd. until its sale in April 2010. Prior to joining SCG, Mr. Jaisinghani worked as an investment banker in the Mergers & Acquisitions Group of J.P. Morgan in New York. Mr. Jaisinghani holds a B.S. in Finance and Management, with high distinction, from Indiana University’s Kelley School of Business.

Osnat Ronen was appointed to the Board of Directors of Partner in December 2009. Ms. Ronen served as a General Partner of Viola Private Equity from January 2008 until March 2013. From 2001 until 2007, Ms. Ronen was the Deputy Chief Executive Officer of Leumi Partners Ltd. the investment banking services arm of the Leumi Group where she was responsible for the Group’s Private Equity portfolio. Between 2004 and 2007, Ms. Ronen led the strategic planning, deployment and execution of the Bachar Reform, one of Israel’s largest financial reforms, at Leumi Group. As part of the implementation, Ms. Ronen managed the sale of Leumi’s holdings in mutual, provident and training funds. Prior to these positions, she served as Deputy Head of the Subsidiaries Division of The Leumi Group from 1999 until 2001. Ms. Ronen serves on the Board of Directors of Mizrahi-Tefahot Bank Ltd., and Fox-Wizel Ltd. Ms. Ronen served on the Board of Directors of several companies including: the Paz Group, Direct-I.D.I. Insurance Company Ltd., Leumi Card Ltd., Arab Israeli Bank Orad Hi-tech Ltd., Amiad Filtration Systems Ltd., Aeronautics Ltd., Degania Medical Ltd., Matomy Media Group Ltd.and Leumi Mortgage Bank. Ms. Ronen holds a BSc degree in mathematics and computer science and an M.B.A. degree both from Tel Aviv University.

Yoav Rubinstein was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Rubinstein joined SHL Telemedicine Ltd. as Senior Vice President, Head of Global Business Development in March 2012. Previously, Mr. Rubinstein served as an investment professional at Apax Partners for nine years and as Senior Advisor to Saban Capital Group, Inc. Mr. Rubinstein holds a B.A. in Business Administration from the Interdisciplinary Center in Herzliya.

Arieh Saban was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Saban has served since 2010 as Chairman of the Board of Directors of Saban Brands Israel Ltd. From 1983 until 2002 Mr. Saban served as the CEO of Israel Audio-Visual Corporation, a media distribution, licensing and merchandising agency that he founded. From 2000 until 2002 he served as Chairman of the Board of Directors of Fox Kids Israel, a joint venture with Fox Kids Europe. From 2005 until 2012, Mr. Saban served on the Board of Directors of the following companies: Keshet Broadcasting Ltd., Pelephone Communications Ltd., DBS Satellite Services (1998) Ltd. (yes) Bezeq Israel Telecommunication Company Ltd. and Bezeq International Company Ltd.

Yahel Shachar was appointed to the Board of Directors of Partner in October 2009. Mr. Shachar serves as Chief Executive Officer of Scailex Corporation Ltd (he joined Scailex in December 2001 as Chief Financial Officer) and as the Chief Executive Officer of Suny Electronics Ltd. Mr. Shachar serves as Chairman of the Board of Directors of Tapuz Anashim Ltd. Before joining Scailex, Mr. Shachar served as Chief Operating Officer at BVR Technologies Ltd. for three years. Mr. Shachar holds an LL.B. degree from Tel-Aviv University, an LL.M. degree from Georgetown University in Washington, D.C. and he is a member of the Israeli and New York bar associations.

Arik (Arie) Steinberg was appointed to the Board of Directors of Partner in January 2012. Mr. Steinberg served from 2006-2010 as Chairman of the Board of Directors of Psagot Investment House, Ltd., as well as other companies in the Psagot Group, leading and overseeing the business strategies of the Psagot Group. Mr. Steinberg served as Chairman on behalf of York Capital. In addition, he served on the Board of Directors of the Tel-Aviv Stock Exchange. Mr. Steinberg also served between 1999 - 2003 as Chief Executive Officer of Ilanot Batucha Investment House from the IDB Group, as well as a director of Maalot (the Israeli affiliate of Standard and Poor’s).Prior to that, Mr. Steinberg served as Managing Director of Etgar- Portfolio Management Trust Co. owned by Bank Mizrahi. He also served on the Advisory Boards of Mobileye Technologies and Novatrans Group SA. Mr. Steinberg studied Economics at Tel-Aviv University.

6A.2                SENIOR MANAGEMENT

Below is a list of the Senior Management of the Company as of the date of filing of this annual report:

Name of Officer	Age	Position

Haim Romano	59	Chief Executive Officer
Ziv Leitman	55	Chief Financial Officer
Roly Klinger	54	Vice President, Legal & Regulatory Affairs, Business Development and Corporate Secretary
Einat Rom	48	Vice President, Human Resources & Administration
Avi Cohen	48	Vice President, Customers Division
Menahem Tirosh	62	Chief Operating Officer
Guy Emodi	50	Vice President, Economics & Planning, Corporate Strategy and Operator Relations
Ronit Rubin	49	Vice President, Information Technology Division
Ori Watermann	39	Vice President, Fixed-Line Division & CEO of 012 Smile
Zvika Shenfeld1	41	Vice President, Retail Division
Igal Bareket2	44	Vice President Marketing and Growth Engines Division
Amalia Glaser	49	Spokesman and VP Communications and Corporate Governance Division

1 Effective October 1, 2013, Zvika Shenfeld was appointed as Vice President, Retail Division after having served as Acting Head of Marketing, Content and Growth Engines Division from February 2013 until May 2013 and as Vice President Marketing & Content from May 2013 until October 2013.

2 On February 5, 2014, the Board of Directors appointed Igal Bareket as Vice President, Marketing and Growth Engines Division effective May 1, 2014. Naama Gat served in this position from October 2013 until January 2014.

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

Ziv Leitman was appointed as Chief Financial Officer of Partner  in August 2011. Prior to joining the Company, Mr. Leitman served from 2009 as the Deputy CEO and CFO of Paz Oil Company Ltd., the largest energy and convenience retailer company in Israel traded on the Tel Aviv stock exchange. Mr. Leitman served from 2002 until 2009 as Executive Vice President and CFO of Comverse Inc., global leading provider of systems to telecommunication companies. Previously he served as Executive Vice President and CFO of Discount Investments Corporation Ltd. and, Lucent Technology –EIS, Prior to this, Mr. Leitman served as CFO of Hogla-Kimberly Ltd, and Optrotech Ltd. Mr. Leitman is a CPA and holds a BA in Economics and Accounting and an MBA in Finance and Information Systems all from Tel Aviv University.

Roly Klinger, was appointed as Vice President Legal and Regulatory Affairs, Business Development & Company Secretary effective November 2012. Ms. Klinger joined Partner in August 1998 as the Chief Legal Counsel and Joint Corporate Secretary and was appointed as Vice President responsible also for Regulatory Affairs effective November 1, 2007. From 1993, she served as Legal Advisor and Corporate General Secretary of Keshet Broadcasting Ltd., which holds an operating franchise for Israel’s first commercial television channel. Previously, while practicing in the private sector, she lectured on communications law at the College of Management-Academic Studies, Tel-Aviv. Ms. Klinger received an LL.B degree from Tel Aviv University, attended the Advanced Management Program (AMP) at Harvard Business School and is admitted to the Israel Bar.

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

Menahem Tirosh was appointed as Chief Operating Officer of Partner effective January 1, 2012. Mr. Tirosh has extensive experience in telecommunications. He was among the founders of Partner and served as Chief Technology Officer of Partner since its inception and until 2004. Prior to his appointment he served as CEO of Schema which develops solutions to optimize cellular networks and served in various management positions, including the CEO of the startup Outsmart and CEO of TTI Telecom. Mr. Tirosh holds a bachelor degree in Electrical Engineering (B.Sc) from the Technion and a master degree In Communication Systems Engineering (M.Sc) from Ben Gurion University.

Guy Emodi was appointed as Vice President Economics & Planning, Corporate Strategy and Operator Relations in December 2012. Between 1997 and 1998, Mr. Emodi was a member of the tender team, bidding for the third cellular operator in Israel as the representative of the Dankner Group in the Partner Group together with Hutchison Telecom and Elbit. After winning the bid in April 1998, Mr. Emodi joined the Partner’s founding team and served as Head of Economics & Planning, Business Planning, Corporate Finance and Investor Relations. Mr. Emodi served in several senior management roles in Partner, including Head of Finance and CFO of the subsidiary companies, PFC and PMI. In 2006 Mr. Emodi left Partner to assume the role of CEO of Ociff India, a public traded (TSE) real estate development company that was acquired in 2007 by a private investor. He then assumed the role of CFO and Executive Director of Playtech, a publicly traded company (LSE), that is the world leading online gaming software provider. Mr. Emodi holds a bachelor’s degree in Economics and Business Administration from Tel-Aviv University and an MBA from the London Business School.

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

Ori Watermann was appointed as Vice President, Fixed-Line division at Partner effective June 1, 2012 and as CEO of 012 Smile effective November 1, 2012. From 2005-2011 he served at various positions at 012 Smile including: Deputy CEO, Strategy, Marketing and Business development, VP, Residential Customers, VP of customers at Smile Internet Gold’. During the years 2002-2004 he served as Director of the Commercial Customer Division (SME) at Pelephone Communications. From 2000-2001 he served as Manager of the Central and Southern Regions at Leumi Card - Visa Credit Card’s Representative Company. Ori holds a Bachelors degree in Business Management from Rupin College and an MBA with honors, EMBA specializing in integrative management from the Hebrew University of Jerusalem.

Zvika Shenfeld was appointed as Vice President, Retail Division effective October 1, 2013 after having served prior to that as the Vice President of Marketing and Content Division, the Acting Head of Marketing, Content and Growth Engines Division and as the deputy of the head of the division since joining the Company in March 2012. From 2009 to 2012 he served as the marketing, strategy and business development at Newpan, an electronic home and small appliances distributor and retail chain. From 2006 until 2009, Mr. Shenfeld held various positions at the Eurocom Group including VP marketing and Business development at Internet Gold and Deputy CEO of MSN Israel. From 2003 until 2006 he served as Marketing Manager of AIG Israel. From 1999 until 2003 he held various economic and marketing positions at 013 Barak ILD. Mr. Shenfeld holds a B.A in economics and logistics from Bar Ilan University and an MBA from the ONO academic center.

Igal Bareket was appointed as Vice President of Marketing on February 5, 2014 and will join Partner on May 1, 2014. Before joining Partner, Mr. Bareket served for three and a half years as the Vice President of Marketing of Isracard Ltd., the credit card company. Prior to joining Isracard, he served in various managerial positions at 012 Barak Ltd. Mr. Bareket holds a B.A. in communications and management from the Tel-Aviv College of Management and studied one year towards an M.B.A. at Herriot-Watt University.

Amalia Glaser joined Partner in April 2007. Prior to joining Partner, Ms. Glaser worked for ten years for the public relations firm Rahav Communications, during which she filled a number of managerial positions. In her last position she served as the firm’s Joint General Manager. Prior to working at Rahav Communications, Ms. Glaser headed the Spokesman, Public and Governmental Relations Division of “Adam Teva Vedin” – a legal scientific non-profit association that deals with environmental issues. Ms. Glaser was also a lecturer for courses regarding Israel, landscape and the environment. Ms. Glaser holds a B.A. from the Tel-Aviv University.

6B.          Compensation

The terms of employment of the CEO are approved by the compensation committee, the Board of Directors and the Company’s shareholders (by a special majority) and must comply with the Company’s Compensation Policy for Office Holders (as this term is defined in Item 6C.10 below) (except for certain exceptions, as set by the Israeli Companies Law). The terms of employment of other senior management are approved by the compensation committee and the Board of Directors, and must comply with the Company’s Compensation Policy (except for certain exceptions, as set by the Israeli Companies Law). See “Item 6C.8 Compensation Committee”. Senior management is appointed by the CEO with the approval of the Board of Directors for an indefinite term of office and may be removed by the CEO with the approval of the Board of Directors at any time.

Pursuant to the provisions of Amendment 20 to the Israeli Companies Law, we adopted a compensation policy that sets forth the guidelines and framework for the mode of compensation of the Company's Office Holders (the “Compensation Policy”). The Compensation Policy was approved by the Company's shareholders at an extraordinary general meeting of shareholders held on October 17, 2013.  The Compensation Policy sets forth the principles and procedures for determining Office Holders' compensation, including ongoing remuneration, bonuses (including annual bonuses, multi-year bonuses, severance bonuses and special bonuses), equity compensation, indemnification, insurance and release. See Exhibit 15.(b).1.

According to the Compensation Policy, bonus payments for our senior management are determined with respect to a given year based on targets set for the Company as a whole, targets set for each of the Company divisions as well as on personal evaluations. The targets for the Chief Executive Officer and the senior management are set by the compensation committee and the Board of Directors in accordance with the overall Company objectives. Upon the approval of the Company's annual results, bonus payments are determined based on the extent to which the Company and division targets have been met, as well as on the personal evaluation of each Office Holder at the discretion of the Board of Directors, in light of the recommendations made by the compensation committee and, with respect to senior management reporting to the CEO, in light of recommendations made by the compensation committee and the CEO.

The aggregate compensation paid, and benefits in kind granted to or accrued on behalf of all our directors and senior management for their services in all capacities to the Company and its subsidiaries during the year ended December 31, 2013, was approximately NIS 25 million (US$7 million). This amount included approximately NIS 2 million (US$0.5 million) set aside or accrued to provide pension and retirement benefits on behalf of all our senior management during the year ended December 31, 2013.

Compensation for senior management may also be provided in the form of stock options to purchase our ordinary shares. In 2013 options were granted to our senior management under the 2004 Share Option Plan to purchase up to 150,000 of our ordinary shares at a weighted average exercise price of NIS 23.61 per option (after dividend adjustment and amendments to the exercise price) with some of the options vesting at the earliest in May 2013. These options will expire by May 2023. For more information, see “Item 6E.1 2004 Share Option Plan ”.

In order to encourage the Company’s executive officers to remain with the Company following the acquisition by S.B. Israel Telecom of 30.87% of our issued and outstanding shares, principally from Scailex, the Company’s Board of Directors, upon the recommendation and approval of its compensation committee, adopted a two-year retention plan on December 17, 2012, that became effective upon change of control on January 29, 2013. According to the terms of the plan, retention payments will be made to each of the Company’s eligible executive officers at the first and second anniversaries of the date of adoption of the retention plan, provided the executive officer has not resigned for reasons other than for certain justified reasons, as specified in the retention plan or in case of termination by the Company. The amounts of the first and second potential retention payments are the same, and the maximum aggregate amount of all retention payments together is NIS 6.7 million. In addition, on May 22, 2012, the Company’s Board of Directors and audit committee, upon the recommendation and approval of its compensation committee, adopted a retention plan for the CEO according to which the CEO will receive an amount of NIS 1.8 million, provided that the CEO does not resign during the first year of the change of control or his employment is terminated by the Company under circumstances other than those that would deny his lawful right to severance payments and advanced notice. On December 29, 2013, the CEO notified the Company that he irrevocably waives any right to the said retention bonus.

The table below sets forth information regarding compensation on an individual basis for the five Office Holders with the highest compensation for the year 2013.

Details of the Compensation Recipient		Compensation for services (the compensation amounts are displayed in terms of cost or the Company) (NIS thousands)					Other compensation & vehicle (the compensation amounts are displayed in terms of cost for the Company) (NIS thousands)		Total (NIS thousands)
Name	Position	Payroll & Related expenses	Bonus		Share based payments		Other
Haim Romano	Chief Executive Officer	2,396	-	(1)	1,370	(2)	182	(3)	3,948
Menahem Tirosh	Chief Operating Officer	1,384	670	(4)	252	(5)	1,089	(6)	3,395
Ronit Robin	Vice President, Information Technology	1,131	94		507	(7)	728	(8)	2,460
Avi Cohen	Vice President, Customers Division	1,114	102		126	(9)	923	(10)	2,265
Guy Emodi	Vice President, Economics & Planning, Corporate Strategy and Operator Relations	988	92		347	(11)	715	(12)	2,142

(1)
On December 29, 2013 and February 18, 2014, the CEO, Mr. Haim Romano, notified the Company that he irrevocably waives any right to the annual bonus that he was entitled to under the management agreement with the Company according to which he provides his management services as the Company's CEO.

(2)
800,000 share options were granted to Mr. Haim Romano upon the commencement of his position in 2011 with a vesting period over three years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 3.6 million. As of March 6, 2014, the share price was NIS 30.83, whereas the option exercise price (dividend adjusted) is NIS 37.16. As long as the option exercise price is higher than the market share price, the grant has no actual value for Mr. Haim Romano.
In May 2013, an additional 150,000 share options were granted to Mr. Haim Romano with a vesting period over three years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 1 million. As of March 6, 2014, the share price was NIS 30.83 whereas the option exercise price (dividend adjusted) is NIS 23.61.

(3)
“Other compensation” includes expenses for retirement that were accumulated during the reporting period of this annual report and will be paid only upon retirement.

In 2012, the Company adopted a retention plan for Mr. Haim Romano, according to which he will receive an amount of NIS 1.8 million, provided that he does not resign during the first year of the change of control or his employment is terminated by the Company under circumstances other than those that would deny his lawful right to severance payments and advanced notice. On December 29, 2013, Mr. Haim Romano notified the Company that he irrevocably waives any right to the said retention bonus.

(4)	The bonus includes an annual bonus as well as a special bonus granted to Mr. Menahem Tirosh in the amount of NIS 528,000, for his outstanding achievements.

(5)
In 2012, 220,000 share options were granted to Mr. Menahem Tirosh with a vesting period over three years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.7 million. As of March 6, 2014, the share price was NIS 30.83 whereas the option exercise price (dividend adjusted) is NIS 33.5. As long as the option exercise price is higher than the market share price, the grant has no actual value for Mr. Menahem Tirosh.

(6)
“Other compensation” includes expenses for retirement that were accumulated during the reporting period of this annual report and will be paid only upon retirement, as well as retention expenses in the amount of NIS 1,000,000, out of which NIS 500,000 were accumulated during the reporting period of this annual report and were paid on February 1, 2014, and an additional amount of NIS 500,000 which will be paid in February 2015 (subject to provisions of his retention plan) and will be accumulated during 2014.

(7)
 In 2010, 300,000 share options were granted to Ms. Ronit Rubin with a vesting period over four years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 5.9 million. As of March 6, 2014, the share price was NIS 30.83 whereas the option exercise price (dividend adjusted) is NIS 57.47. As long as the option exercise price is higher than the market share price, the grant has no actual value for Ms. Ronit Rubin.

In 2012, an additional 50,000 share options were granted to Ms. Ronit Rubin with a vesting period of two years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.2 million. As of March 6, 2014, the share price was NIS 30.83 whereas the option exercise price (dividend adjusted) is NIS 13.23.

(8)
“Other compensation” includes expenses for retirement that were accumulated during the reporting period of this annual report and will be paid only upon retirement, as well as retention expenses in the amount of NIS 700,000, out of which NIS 350,000 were accumulated during the reporting period of this annual report and were paid on February 1, 2014 and an additional amount of NIS 350,000 which will be paid in February 2015 (subject to provisions of her retention plan) and will be accumulated during 2014.

(9)
In 2012, 142,500 share options were granted to Mr. Avi Cohen with a vesting period over two years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.3 million. As of March 6, 2014, the share price was NIS 30.83 whereas the option exercise price (dividend adjusted) is NIS 25.23.

(10)
“Other compensation” includes expenses for retirement that were accumulated during the reporting period of this annual report and will be paid only upon retirement, as well as retention expenses in the amount of NIS 700,000, out of which NIS 350,000 were accumulated during the reporting period of this annual report and were paid on February 1, 2014, and an additional amount of NIS 350,000 which will be paid in February 2015 (subject to provisions of his retention plan) and will be accumulated during 2014.

(11)
In 2012, 142,500 share options were granted to Mr. Guy Emodi with a vesting period over one year. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.7 million. As of March 6, 2014, the share price was NIS 30.83 whereas the option exercise price (dividend adjusted) is NIS 22.32.

(12)
“Other compensation” includes expenses for retirement that were accumulated during the reporting period of this annual report and will be paid only upon retirement, as well as retention expenses in the amount of NIS 700,000, out of which NIS 350,000 were accumulated during the reporting period of this annual report and were paid on February 1, 2014, and an additional amount of NIS 350,000 which will be paid in February 2015 (subject to provisions of his retention plan) and will be accumulated during 2014.

All options noted above were granted pursuant to the 2004 Share Option Plan and its terms, inter alia, with respect to the exercise period and the expiration date of the options. See “Item 6E.1 2004 Share Option Plan”.

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

6C.1                TERMS OF DIRECTORS

Directors are generally elected by the annual general meeting of shareholders to serve (i) for three years, in the case of external directors under the Israeli Companies Law, or (ii) until the next annual general meeting of the shareholders (unless their office becomes vacant earlier, in accordance with the provisions of our Articles of Association). An extraordinary general meeting of shareholders may elect any person as a director, to fill an office which became vacant, or to serve as an additional member to the then existing Board of Directors, or to serve as an external director or an independent director, or in any event in which the number of the members of the Board of Directors is less than the minimum set in the Articles of Association, provided that the maximum number of seventeen directors is not exceeded. Any director elected in such manner (excluding an external director) shall serve in office until the coming annual general meeting of shareholders. The Articles of Association also provide that the Board of Directors, with the approval of a simple majority of the directors, may appoint an additional director to fill a vacancy or to serve as an additional member to the then existing Board of Directors, provided that the maximum number of seventeen directors is not exceeded. Any director elected in such manner shall serve in office until the coming annual general meeting of shareholders and may be re-elected.

“Qualified Israeli directors” who are appointed by the “Israeli founding shareholders” (both terms as defined in our Articles of Association) are appointed upon a written notice signed by at least two of the Israeli founding shareholders who are the record holders of at least 50% of the shares that constitute “minimum Israeli holdings” (as defined in our Articles of Association), addressed to the Company Secretary, indicating his appointment, until their respective successors are elected upon such notice.  No director has a service contract with the company or its wholly-owned subsidiaries providing for benefits upon termination of employment. Our Office Holders serve at the discretion of the Board of Directors or until their successors are appointed. See “Item 4B.13e Our Mobile Telephone License” for a description of additional requirements of the composition of our Board of Directors and the appointment of its members.

6C.2                ALTERNATE DIRECTORS

Our Articles of Association provide that a director may appoint an individual to serve as an alternate director. An alternate director may not serve as such unless such person is qualified to serve as a director. In addition, no person who already serves as a director or an alternate director on the Company's Board of Directors may serve as an alternate director of another director on the Company's Board of Directors. Under the Israeli Companies Law, an alternate director is treated as a director. Under our Articles of Association, an alternate director shall have all the authorities of the director appointing him. The alternate director may not vote at any meeting at which the director appointing him is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment shall be effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term.
6C.3                EXTERNAL DIRECTORS UNDER THE ISRAELI COMPANIES LAW

The Israeli Companies Law requires that Partner shall have at least two external directors on its Board of Directors who meet the independence criteria set by the Israeli Companies Law. The appointment of an external director (for the initial term of three years) under the Israeli Companies Law must be approved by the general meeting of shareholders provided that either: (a) the majority of votes in favor of the appointment shall include at least a majority of the votes of shareholders not constituting controlling parties (as stated in the Israeli Companies Law) in the Company, or those having a personal interest (as defined in the Israeli Companies Law) (other than a personal interest not resulting from their relations with the controlling parties) in the approval of the appointment participating in the vote, which votes shall not include abstaining votes; or (b) the total number of objecting votes of the shareholders mentioned in clause (a) does not exceed 2% of the total voting rights in the company.

Dr. Michael Anghel and Mr. Barry Ben-Zeev serve as our external directors under the Israeli Companies Law.

External directors may be re-appointed for two additional three-year terms by one of the following mechanisms: (i) the Board of Directors proposed the nominee and his appointment is approved by the shareholders in the manner required to appoint external directors for their initial term (described above), or (ii) a shareholder holding 1% or more of the company’s voting rights proposed the external director for re-appointment, and the nominee is approved by a majority of the votes cast at the shareholders meeting, provided that (a) the majority excludes the votes of the controlling parties and those having a personal interest in the appointment approval (other than a personal interest not resulting from their relations with the controlling parties),  (b) the aggregate votes cast by shareholders who are not excluded under clause (a) above in favor of the appointment exceed 2% of the voting rights in the company and (c) in accordance with the recent Amendment 22 to the Israeli Companies Law, the external director is not a related or competing shareholder, or the relative of such a shareholder, at the time of the appointment. The external director also cannot be affiliated with a related or competing shareholder at the time of the appointment or the two years preceding the appointment. The term "related or competing shareholder" is defined as a shareholder who nominated the external director for reappointment or a material shareholder (a shareholder that holds more than 5% of the shares or voting rights in the company), if, at the date of such appointment, any of either (i) such shareholder, (ii) the controlling shareholder of such shareholder, or (iii) a company controlled by either of them, has business with the company or is a competitor of the company.

The Israeli Companies Law requires that at least one external director has accounting and financial expertise, and that the other external director(s) have professional competence, as determined by the company’s Board of Directors. Under promulgated regulations, a director having accounting and financial expertise is a person who, due to his education, experience and talents, is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or has another academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the Board of Directors position, or has at least five years’ experience in one or more of the following (or a combined five years’ experience in at least two or more of the following): a senior position in the business management of a corporation with a substantial scope of business, a senior public officer or a senior position in the public service or a senior position in the field of the company’s business.

6C.4                FINANCIAL EXPERTS UNDER THE ISRAELI COMPANIES LAW

In accordance with the Israeli Companies Law, Partner’s Board of Directors has determined that the minimum number of directors with “accounting and financial expertise” that Partner believes is appropriate, in light of the particulars of Partner and its activities, is three. Under the Israeli Companies Law, only one of such “experts” is required to be an external director. The Board of Directors has determined that ten of our current directors have “accounting and financial expertise”: Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Ilan Ben Dov, Dr. Michael Anghel, Mr. Barry Ben-Zeev (Woolfson), Ms. Osnat Ronen, Mr. Yahel Shachar and Mr. Arie Steinberg.

6C.5                NASDAQ CORPORATE GOVERNANCE RULES AND OUR PRACTICES

Under NASDAQ Rule 5615(a)(3), a foreign private issuer such as the Company may follow its home country practice in lieu of the requirements of the NASDAQ Rule 5600 Series (“Corporate Governance Requirements”), with certain exceptions, provided that it discloses each requirement that it does not follow and describes the home country practice followed in lieu of such requirement. We describe below the areas where we follow our home country practice rather than the NASDAQ Corporate Governance Requirements:

–
In order to comply with the conditions and restrictions imposed on us by the Ministry of Communications, including in our mobile license, in relation to ownership or control over us, under certain events specified in our Articles of Association, the Board of Directors may determine that certain ordinary shares are dormant shares. Consequently, we received an exemption from NASDAQ with respect to its requirement (now under NASDAQ Rule 5640) that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the US Securities Exchange Act cannot be disparately reduced or restricted through any corporate action or issuance.

–
As permitted under Israeli Companies Law, the Company’s Board of Directors generally proposes director nominees for shareholder approval. The conditions of NASDAQ Rule 5605(e), that director nominees must either be selected or recommended to the Board by the independent directors or a nomination committee comprised solely of independent directors, are thus not satisfied.

–
We received an exemption from the requirement set out in NASDAQ Rule 5635(c) that listed companies receive shareholder approval when certain stock option or purchase plans are to be established or materially amended, or certain other equity compensation arrangement made or materially amended. This exemption was granted based on the fact that the NASDAQ requirement is inconsistent with applicable Israeli legal requirements, which require approval from a company’s Board of Directors upon the establishment or amendment of such a plan, except that approval of the shareholders’ meeting would be required for the grant of options to the Chief Executive Officer, directors or controlling partners.

–
In compliance with the Israeli Companies Law, which requires that at least two members of the Board of Directors satisfy the conditions of “external directors”, two of our twelve directors are external directors.  Such external directors also satisfy the NASDAQ criteria for “independent directors”.  However, the requirement of NASDAQ Rule 5605(b), that a majority of the Board of Directors be comprised of independent directors, is thus not satisfied.

6C.6                BOARD COMMITTEES

The Company’s Articles of Association provide that the Board of Directors may delegate its authorities or any part of them to committees of the Board of Directors as it deems appropriate, subject to the provisions of the Israeli Companies Law. Our Board of Directors has established an audit committee, a compensation committee and a security committee.

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

The Israeli Companies Law requires public companies, including Partner, to appoint an audit committee comprised of at least three Board of Directors members, including all the company’s external directors, the majority of whom must be Israeli independent directors and the chairman of the audit committee is required to be an external director. Under the Israeli Companies Law neither the controlling party or his relative, the chairman of the Board of Directors, any director employed by the company or by its controlling party or by an entity controlled by the controlling party, any director who regularly provides services to the company, to its controlling party or to an entity controlled by the controlling party, nor any director who derives most of its income from the controlling party, may be eligible to serve as a member of the audit committee.

The responsibilities of our audit committee under the Israeli Companies Law include, inter alia, identifying irregularities in the management of the company’s business and approving related party transactions as required by law, determining whether certain related party actions and transactions are “material” or “extraordinary” in connection with their approval procedures, assessing the scope of work and remuneration of the company’s independent auditor, assessing the company’s internal audit system and the performance of its internal auditor and making arrangements regarding the handling of complaints by employees about company’s business management deficiencies and regarding the protection given to employees who have made complaints. Following Amendment 22 to the Israeli Companies Law (that was indirectly amended by the Centralization Law), the audit committee is now authorized to determine, with respect to related party transactions with a controlling shareholder or in which the controlling shareholder has a personal interest, even if they are not extraordinary transactions, an obligation to conduct a competitive process (to be supervised by the audit committee, or any person authorized on its behalf or via any other method approved by the audit committee) or to determine that other processes will be conducted prior to the engagement in such transactions and all in accordance with the type of transaction. The specific criteria for such a process may be determined by the audit committee annually in advance. In addition, the audit committee is now authorized to determine the approval process for transactions that are not negligible, as well as determine which types of said transactions would require the approval of the audit committee. "Non-negligible transactions" are defined as related party transactions with a controlling shareholder or in which the controlling shareholder has a personal interest, that the audit committee has deemed not to be an extraordinary transaction, but which have also been classified by the audit committee as a non-negligible transaction. Additionally, the audit committee may decide on such classifications for these types of transactions, based on criteria set annually in advance.

Our audit committee is comprised of three Board of Directors members: Dr. Michael Anghel (external director), Mr. Barry Ben  Zeev (committee chairman; external director), and Mr. Arik Steinberg (independent director). All of  the audit committee members meet the SEC’s definition of independent directors for the purpose of serving as audit committee members as well as the Israeli Companies Law’s definition of independent directors. In accordance with the SEC definition of “independent” director, none of them is an affiliated person of Partner or any subsidiary of Partner.

The Board of Directors has determined that all three audit committee members are “audit committee financial experts” as defined by applicable SEC regulations. See “Item 16A. Audit Committee Financial Expert” below.

6C.8                COMPENSATION COMMITTEE

The Israeli Companies Law requires public companies, including Partner, to appoint a compensation committee comprised of at least three Board of Directors members, including all the company’s external directors who must constitute the majority of its members. Other members of the committee should be directors whose terms of compensation are the same as external directors and the chairman of the compensation committee is required to be an external director.

Under the Israeli Companies Law, the compensation committee's responsibilities include recommending to the Board of Directors, a compensation policy for office-holders to be approved by the shareholders of the Company. The compensation committee also makes recommendations to the Board of Directors once every three years regarding the continuing effectiveness of the compensation policy, reviews modifications to the compensation policy from time to time and its implementation and approves the actual compensation terms of Office Holders which require the compensation committee's approval according to the relevant provisions of the Israeli Companies Law.

Our compensation committee is comprised of three Board of Directors members: Dr. Michael Anghel (external director), Mr. Barry Ben Zeev (committee chairman; external director) and Mr. Arik Steinberg (independent director).

6C.9                SECURITY COMMITTEE

Pursuant to an amendment to our license from April 2005, a Board of Directors committee has been formed to deal with security matters. Only directors with the required clearance and those deemed appropriate by Israel’s General Security Service may be members of this committee. The committee must consist of at least four members, who are subject to the clearance required from the Israeli General Security Service and at least one external director. Where any matter requires a Board of Directors’ resolution and it is a security matter, then the committee should be authorized to discuss and to resolve such security matter and the resolution should bind the Company. However, in cases where the security matter concerned requires review by the Board of Directors or the audit committee according to the Israeli Companies Law or other applicable law, such as a transaction with a related party, it should be submitted for approval in accordance with the requirements of the applicable U.S. law, the Israeli Companies Law and any other applicable laws, provided that, in any case, only directors with security clearance can participate in any forum which will deal with security matters. On April 12, 2005, our Board of Directors approved the formation of the security committee to consist of four Israeli directors, who are subject to Israeli security clearance and security compatibility to be determined by the General Security Service. Currently, Dr. Michael Anghel, Ms. Osnat Ronen, Mr. Yahel Shachar and Mr. Elon Shalev are members of the security committee subject to clearance by the Israeli General Security Service.

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

The duty of loyalty requires the Office Holder to act in good faith and in the company’s favor and to avoid any conflict of interest between the Office Holder’s position in the company and personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantages for him or others. This duty also requires him to reveal to the company any information or documents relating to the company’s affairs that the Office Holder has received due to his position as an Office Holder. The duty of care requires an Office Holder to act in a way that a reasonable Office Holder would have acted in the same position and under the same circumstances. This includes the duty to utilize reasonable means to obtain information regarding the advisability of a given action submitted for his approval or performed by virtue of his position and all other relevant information.

6C.12              APPROVAL OF RELATED PARTY TRANSACTIONS AND COMPENSATION

The Israeli Companies Law requires that a transaction between the company and its Office Holder, and also a transaction between the company and another person in which an Office Holder has a personal interest, requires the approval of the Board of Directors if such a transaction is not an “extraordinary transaction”, although, as permitted by law and subject to any relevant stock exchange rule, our Articles of Association allow the audit committee to approve such a transaction, without the need for approval from the Board of Directors. If such a transaction is an extraordinary transaction (that is, a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities), generally in addition to audit committee approval, the transaction also must be approved by our Board of Directors, and, in certain circumstances, also by the general meeting of shareholders. Under the Israeli Companies Law, an extraordinary transaction between a public company and a controlling party of the company or an extraordinary transaction between a public company and another person, in which the controlling party has a personal interest (including a private placement), and a transaction between a public company and a controlling party or his relative, directly or indirectly, including, without limitation, via an entity controlled by the controlling party, for receiving services by the company (and if the controlling party is also an Office Holder in the company for his terms of service, and if he is an employee of the company (but not an Office Holder in it) his employment in the company) must be approved by the audit committee or the compensation committee if relates to terms of employment (as the case may be), the Board of Directors and the shareholders, provided that either: (a) the majority of votes in favor of the transaction shall include at least a majority of the votes of shareholders who do not have a personal interest in approval of the transaction who participate in the voting, or (b) the total number of objecting votes of the shareholders mentioned in clause (a) does not exceed 2% of the total voting rights in the company.

The terms of employment of Office Holders require the approval of the compensation committee and the Board of Directors. The terms of employment of directors and the Chief Executive Officer must also be approved by the general meeting of shareholders. See "Item 6C.8 Compensation Committee”.

Changes to existing terms of employment of Office Holders (other than directors) can be made with the approval of the compensation committee only (following adoption of the Compensation Policy), if the committee determines that the change is not substantially different from the existing terms.

Shareholder approval is also required with respect to determining the terms of employment of a director or the Chief Executive Officer. See "Item “6C.8 Compensation Committee”. Notwithstanding the foregoing, a company may be exempted from receiving shareholder approval with respect to the terms of employment of a candidate for a Chief Executive Officer position, if such candidate meets certain independence criteria, the terms are in line with the Compensation Policy and the compensation committee has determined for specified reasons that shareholder approval would prevent the engagement.

Under the Israeli Companies Law and related regulations, the compensation payable to external directors and Israeli independent directors is subject to certain further limitations.

The Israeli Companies Law requires that an Office Holder or a controlling party promptly disclose any personal interest that he has and all related material information known to him, in connection with any existing or proposed transaction by the company. The company may then approve the transaction in accordance with the provisions of its Articles of Association and the Israeli Companies Law. Under the Israeli Companies Law, if the Office Holder or a controlling party has a personal interest in the transaction, an approval that the transaction is in the best interest of the company is required.

In most circumstances, the Israeli Companies Law restricts Office Holders who have a personal interest in a matter which is considered at a meeting of the Board of Directors or the audit committee from being present at such meeting, participating in the discussions or voting on any such matter.

For information concerning the direct and indirect personal interests of certain of our Office Holders and principal shareholders in certain transactions, See “ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS"

6C.13              DUTIES OF A SHAREHOLDER

Under the Israeli Companies Law, a shareholder has a general duty to act in good faith and in a customary manner towards the company and the other shareholders and to refrain from improperly exploiting his power in the company, particularly when voting in the general meeting of shareholders on (a) any amendment to the articles of association, (b) an increase of the company’s authorized share capital, (c) a merger, or (d) approval of related party transactions which require shareholder approval. A shareholder should also avoid deprivation of other shareholders. In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint or prevent an appointment of an Office Holder in the company or any other power towards the company, is under a duty to act in fairness towards the company under the Israeli Companies Law.

6C.14              INDEMNIFICATION

As permitted by the Israeli Companies Law, our Articles of Association provide that Partner may indemnify an Office Holder of Partner to the fullest extent permitted by law.

Without derogating from the foregoing, and subject to limitations set forth in the Israeli Securities Law (see “Item 4B.13d - vii Securities Administrative Enforcement”), our Articles of Association specifically provide that Partner may indemnify an Office Holder of Partner for liability or expense he incurs or that is imposed upon him as a result of an action or inaction by him (or together with other Office Holders of Partner) in his capacity as an Office Holder of Partner including (subject to specified conditions) also in advance, as follows:

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

3)
reasonable litigation expenses, including legal fees, incurred by the Office Holder due to an investigation or proceeding conducted against him by an authority authorized to conduct such investigation and which ended without filing of an indictment against him and without the imposition of a financial liability as a substitute for a criminal proceeding or that was ended without filing of an indictment against him but for which he was subject to a financial liability as a substitute for a criminal proceeding relating to an offense which does not require criminal intent, within the meaning of the relevant terms under the law.*

* As permitted by the Israeli Companies Law and the Israeli Securities Law, amendments to the Company’s Articles of Association will be submitted for shareholder approval, to include an amendment to clause (3) above by adding at its end “or in connection with a financial sanction (“itzum caspi”),” and by adding the following clauses:

(4) payment to an injured party as a result of a violation set forth in Section 52.54(a)(1)(a) of the Israeli Securities Law, including by indemnification in advance.

(5) expenses incurred in connection with a proceeding (“halich”) under Chapters H3, H4 or I1 of the Israeli Securities Law, or under Chapter 4 of Part 9 of the Israeli Companies Law, in connection with any affairs, including reasonable legal expenses, which term includes attorney fees, including by indemnification in advance.”

Our Articles of Association also permit us to indemnify any Office Holders of Partner for any other liability or expense in respect of which it is permitted or will be permitted under applicable law to indemnify an Office Holder of Partner.

The Israeli Companies Law and our Articles of Association also permit us to undertake in advance to indemnify an Office Holder with respect for items (2) and (3) above, as well as for items (4) and (5) above, in the event the amendments to our Articles of Association is approved, or any other matter permitted by law. The Israeli Companies Law and our Articles of Association also permit us to undertake in advance to indemnify an Office Holder with respect to item (1) above, provided however, that the undertaking to indemnify is restricted to events which in the opinion of the Board of Directors are anticipated in light of Partner’s activities at the time of granting the undertaking to indemnify, and is limited to a sum or measurement determined by the Board of Directors to be reasonable under the circumstances. The undertaking to indemnify shall specify the events that, in the opinion of the Board of Directors are expected in light of the Company’s actual activity at the time of grant of the undertaking and the sum or measurement which the Board of Directors determined to be reasonable under the circumstances.

The Israeli Companies Law combined with our Articles of Association also permit us to indemnify an Office Holder retroactively for all kinds of events, subject to any applicable law.

In no event may we indemnify an Office Holder for any of the following:

(1)	a breach of the duty of loyalty toward us, unless the Office Holder acted in good faith and had reasonable grounds to assume that the action would not harm Partner’s interest;

(2)	a breach of the duty of care done intentionally or recklessly (“pzizut”) other than if made only by negligence;

(3)	an act intended to unlawfully yield a personal profit;

(4)	a fine, a civil fine (“knas ezrahi”), a financial sanction (“itzum kaspi”) or a penalty (“kofer”) imposed on him; and

(5)	a Proceeding (“halich”).

We have undertaken to indemnify our Office Holders, subject to certain conditions as aforesaid. We consider from time to time the indemnification of our Office Holders, which indemnification will be subject to approval of our compensation committee, Board of Directors and in certain cases, such as indemnification of directors and the CEO, also of our shareholders.

Under the indemnification letters granted to Office Holders prior to the extraordinary general meeting of shareholders held on October 17, 2013 (“October 2013 EGM”), the aggregate indemnification amount payable by us to Office Holders and other indemnified persons pursuant to all letters of indemnification issued to them by us will not exceed the higher of (i) 25% of shareholders equity and (ii) 25% of market capitalization, each measured at the time of indemnification (the "Combined Maximum Indemnity Amount", and "the Original Indemnification Letter").

Under the indemnification letters granted to Office Holders after the October 2013 EGM, the aggregate indemnification amount payable by us to Office Holders (including, inter alia, Office Holders nominated on behalf of Partner in Subsidiaries) pursuant to all letters of indemnification issued or that may be issued to them by Partner on or after the October 2013 EGM, will not exceed 25% of shareholders equity (according to the latest reviewed or audited financial statements approved by Partner's Board of Directors prior to approval of the indemnification payment) ("the Revised Indemnification Letter"). However, under the circumstances where indemnification for the same event is to be made in parallel under the Revised Indemnification Letter and to one or more indemnified persons under the Original Indemnification Letter, the maximum indemnity amount for the indemnified persons that received  the Revised Indemnification Letter shall be adjusted so it does not exceed the Combined Maximum Indemnity Amount to which any other indemnified person is entitled under the Original Indemnification Letter.

6C.15                RELEASE

The Companies Law and our Articles of Association authorize the Company, subject to obtaining the required approvals (of our compensation committee, Board of Directors and in certain cases, such as release of directors and the CEO, also of our shareholders), to release our Office Holders, in advance, from such persons’ liability, entirely or partially, for damage in consequence of the breach of the duty of care toward us. Notwithstanding the foregoing, we may not release such person from such person’s liability, resulting from any of the following events: (i) the breach of duty of loyalty towards us; (ii) the breach of duty of care made intentionally or recklessly (“pzizut”), other than if made only by negligence; (iii) an act intended to unlawfully yield a personal profit; (iv) a fine (“knass”), a civil fine ("knass ezrahi"), a financial sanction ("itzum caspi") or a penalty (“kofer”) imposed upon such person; and (v) the breach of duty of care in a distribution ("haluka").

6C.16                INSURANCE

The Israeli Companies Law and the Company’s Articles of Association authorize the Company (subject to certain exceptions) to enter into an insurance contract, and to arrange and pay all premiums in respect of an insurance contract, for the insurance of the liability of our Office Holders for liabilities the Office Holder incurs as a result of a direct or indirect action or inaction undertaken by such person (or together with other Office Holders of the Company) in his capacity as an Office Holder of the Company for any of the following:

(1)	The breach of the duty of care towards the Company or towards any other person;

(2)	The breach of the duty of loyalty towards the Company provided that the Office Holder has acted in good faith and had reasonable grounds to assume that the action would not harm the Company;

(3)	A financial liability imposed on him in favor of another person;

(4)
A payment which the office holder is obligated to pay to an injured party as set forth in section 52.54(a)(1)(a) of the Securities Law and expenses that the Office Holder incurred in connection with a proceeding under Chapters H3, H4 or I1 of the Securities Law, or under Chapter 4 of Part 9 of the Israeli Companies Law, in connection with any affairs, including reasonable legal expenses, which term includes attorney fees.

(5)	Any other matter in respect of which it is permitted or will be permitted under any law to insure the liability of an Office Holder in the Company.

.

6D.           Employees

At December 31, 2013, we had 4,045 employees on a full time equivalent basis, compared with 5,396 employees at December 31, 2012, and 7,891 at December 31, 2011. The number of full-time equivalent employees at year-end 2011, 2012 and 2013, according to their activity, was as follows:

	At December 31
	2011	2012	2013

Customer service*	5,092	3,107	2,115
Engineering	548	387	315
Sales and sales support*	792	808	653
Information technology	399	372	315
Marketing and Content	158	82	65
Finance	209	135	95
Human resources	178	143	115
Operations & Logistics	376	266	298
Remaining operations	138	95	74
TOTAL	7,891	5,396	4,045

*Many positions in Customer service and Sales and sales support are filled by more than one part-time employee so that the employee headcount for those activities is about 15% greater than the number of full-time equivalents set forth above.

For information regarding the reduction in employee headcount, see "Item 5A.1b Business Developments in 2013".

Substantially all of our employees have entered into employment contracts with us, terminable at will by either party.

Our employees are not currently covered by a collective bargaining agreement. However, see also Item "3D.2d In the event our employees are unionized, management’s flexibility to adapt operations to market conditions may be reduced, and our operating expenses may be increased, which could adversely impact our results." In addition, we are subject to various Israeli labor laws and practices, as well as orders extending certain provisions of collective bargaining agreements between the Histadrut, currently the largest labor organization in Israel, and the Coordinating Bureau of Economic Organizations, the federation of employers’ organizations. Such laws, agreements and orders cover a wide range of areas and impose minimum employment standards including, working hours, minimum wages, vacation and severance pay, and special issues, such as equal pay for equal work, equal opportunity in employment, and employment of women, youth, disabled persons and army veterans.

Furthermore, the Extension Order for Comprehensive Pension Insurance in the Economy (the “Pension Extension Order”) has applied since 2008. Pursuant to the Pension Extension Order, the employee’s contributions and employer’s contributions have increased each year until they reach a total of 17.5% in year 2014. From 2011 onwards, the provisions increase as follows:

From day onwards	Employee provisions	Employer provisions	Employer provisions for compensation	Total
1.1.2011	3.33%	3.33%	3.34%	10%
1.1.2012	4.16%	4.16%	4.18%	12.5%
1.1.2013	5%	5%	5%	15%
1.1.2014	5.5%	6%	6%	17.5%

The more senior employees are entitled to a full pension insurance, in the amounts as follows (amounts vary according to choice of a pension fund or a manager’s insurance fund): employer provision for pension and compensation: 13.33% - 15.83% of the employee’s salary and employee provision for pension: 5% - 5.5% of the employee’s salary.

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

6E.          Share Ownership

As of January 31, 2014, to the best of the Company’s knowledge, none of our directors or senior management held more than 1% of our issued and outstanding ordinary shares, except as set forth under Item 7A. Directors and senior management do not have different voting rights than other shareholders of the Company.

As of January 31, 2014, our senior management held, in the aggregate, options to purchase up to 2,817,500 of our ordinary shares, of which 1,856,917 options were vested and exercisable as of that date. No individual senior manager holds options to purchase 1% or more of our outstanding ordinary shares. No options have been granted to our directors.

The table below sets forth the number of outstanding options held by our senior management of the Company according to exercise price and expiration date as of January 31, 2014:

Weighted average exercise price (NIS)	Number of options held	Option expiration Year
53.44	5,000	2017
47.39	230,000	2019
61.64	513,750	2020
43.01	1,088,750	2021
22.77	830,000	2022
23.61	150,000	2023
39.79	2,817,500	TOTAL

6E.1                 2004 SHARE OPTION PLAN

6E.1a

Share options were granted to employees in accordance with the 2004 Share Option Plan (the "Plan"). The total number of Company's shares reserved for issuance upon exercise of all options granted under the Plan is 13,917,000 shares. Upon exercise each option derives one ordinary share that confers the same rights as the other ordinary shares of the Company. The Plans principal terms include:

Exercise price adjustment:
The exercise price shall be reduced in the following events: (1) dividend distribution other than in the ordinary course, and (2) ordinary dividends: for some options by a dividend in excess of 40% of the Company’s net income for the relevant period per share, and for some options, by the gross dividend amount per share ("Full Dividend Mechanism");

Cashless exercise:
Most options may only be exercised on a cashless basis; other option holders may choose between cashless exercise and the regular option exercise procedure. In accordance with cashless exercises, the option holder would receive from the Company, without payment of the exercise price, only the number of shares whose aggregate market value equals the economic gain which the option holder would have realized by selling all the shares purchased at their market price, net of the option exercise price.

Information in respect of options granted under the Plan is set forth below:

Through December 31, 2013
Number of options or shares
Options granted	19,688,115
Shares issued upon exercises	(5,669,407)
Options cancelled upon net exercises, expiration and forfeitures	(7,090,326)
Outstanding	6,928,382
Of which:
Exercisable	4,818,696
Vest in 2014	1,865,103
Vest in 2015	194,583
Vest in 2016	50,000

Ungranted	1,319,211

In 2013, 292,500 share options were granted to senior officers and managers of the Company and its subsidiary, following the approval of the Company’s Board of Directors, compared to 1,795,340 share options granted during 2012.

ITEM 7.                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.          Major Shareholders

The following table sets forth certain information as of January 31, 2014, with respect to each person whom we believe to be the beneficial owner of 5% or more of our ordinary shares. Except where otherwise indicated, we believe, based on information furnished to us by the principal shareholders, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares. None of our major shareholders has any different voting rights than any other shareholder. See “Item 10B.3 Rights Attached to Shares”.

Name	Shares beneficially owned	Issued Shares (1)%	Issued and Outstanding Shares (1)%
S.B. Israel Telecom Ltd.(2)	48,050,000	30.00	30.87

Scailex Corporation Ltd., together with Suny Electronics Ltd. (3)	21,723,413	13.56	13.95

Phoenix-Excellence Group (4)	9,234,663	5.77	5.93

Treasury shares (5)	4,467,990	2.79	–

Public (6)	76,678,926	47.88	49.25

Total	160,154,992	100.00	100.00

(1)
As shown above and used throughout this annual report, the term “Issued and Outstanding Shares” does not include any treasury shares held by the Company. Treasury shares, which are included in “Issued Shares”, have no voting, dividend or other rights under the Israeli Companies Law, as long as they are held by the Company (“dormant shares”).

(2)
S.B. Israel Telecom, an affiliate of Saban Capital Group, a private investment firm, based in Los Angeles, California, specializing in the media, entertainment and communications industries held on January 31, 2014, approximately 30.87% of our Issued and Outstanding shares and voting rights. S.B. Israel Telecom also purchased from Scailex 2,983,333 ordinary shares representing another, approximately 1.91% of our Issued and Outstanding shares and voting rights, which shares are to be transferred by Scailex to S.B. Israel Telecom free and clear of any lien on one or more future deferred closing dates, subject to the conditions set forth in the share purchase agreement entered into between Scailex and S.B. Israel Telecom. See “Item 3D.3a 30.87% of our issued and outstanding shares and voting rights are held by our largest shareholder, who has entered into a shareholders’ agreement with our second largest shareholder, whose holdings, when aggregated with those of its parent company, amount to 13.95% of our issued and outstanding shares and voting rights.” Scailex retained the entitlement to dividends in respect of the 44,850,000 Ordinary Shares transferred to S.B. Israel Telecom Ltd. at closing (representing at that time approximately 28.82% of our issued and outstanding shares) out of the amount of distributable profits accrued as of December 31, 2012, up to an aggregate amount of approximately NIS 115,000,000.

(3)
Scailex, an Israeli corporation listed on the Tel Aviv Stock Exchange, held on January 31, 2014, approximately 12.55% of our Issued and Outstanding shares and voting rights. Scailex is a majority owned subsidiary of Suny Electronics Ltd. (“Suny”), an Israeli corporation listed on the Tel Aviv Stock Exchange which is indirectly controlled by Mr. Ilan Ben-Dov, one of our directors. Suny held 1.40% of our Issued and Outstanding shares and total voting rights as of such date. As a result of his indirect control of Scailex and Suny, Mr. Ilan Ben-Dov indirectly controlled 13.95% of our Issued and Outstanding shares and total voting rights as of January 31, 2014.  Scailex retained the entitlement to dividends in respect of the 44,850,000 Ordinary Shares transferred to S.B. Israel Telecom Ltd. at closing (representing at that time approximately 28.82% of our issued and outstanding shares) out of the amount of distributable profits accrued as of December 31, 2012, up to an aggregate amount of approximately NIS 115,000,000.

(4)
Phoenix Holdings Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange (“Phoenix”) holds shares in the Company directly as well as through its wholly owned subsidiaries. Excellence Investments Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange (“Excellence”), which is controlled by Phoenix, holds shares in the Company directly as well as through other wholly-owned subsidiaries (Phoenix, Excellence and their subsidiaries collectively, the “Phoenix-Excellence Group”). 1,935,000 shares of the 9,234,663 shares held by the Phoenix-Excellence Group, representing approximately 1.24% of our Issued and Outstanding shares and total voting rights, are registered in the Company’s Shareholders Register as part of the shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes.

(5)	Treasury shares do not have a right to dividends or to vote.

(6)
The shares under “Public” include 3,080,457 shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes. These shares, together with 2,173,126 shares held by Suny, 869,129 shares held by Scailex and 1,935,000 shares held by the Phoenix-Excellence Group, represent 5.03% of our issued shares (approximately 5.18% of the Issued and Outstanding Shares). Under the terms of our mobile telephone license, the Israeli founding shareholders from among our founding shareholders and their approved substitutes must hold at least 5% of our issued and outstanding share capital and of each of our means of control. The Israeli founding shareholders must meet the requirements of “Israeli entities” which are defined as individuals who are citizens and residents of Israel and entities formed in Israel and controlled, directly or indirectly, by individuals who are citizens and residents of Israel, provided that indirect control is only through entities formed in Israel, unless otherwise approved by the Minister of Communications.

As of January 31, 2014, to the best of the Company’s knowledge, none of our directors and senior management held more than 1% of our outstanding ordinary shares, except as otherwise set forth above; their holdings have been included under “Public” in the table above. For information regarding options held by our senior management to purchase ordinary shares, see “6E- Share Ownership”.

We are not aware of any arrangements that might result in a change in control of our Company. See however, “Item 3D.3a 30.87% of our issued and outstanding shares and voting rights are held by our largest shareholder, who has entered into a shareholders’ agreement with our second largest shareholder, whose holdings, when aggregated with those of its parent company, amount to 13.95% of our issued and outstanding shares and voting rights. ”

7A.1                PRINCIPAL SHAREHOLDERS

On January 29, 2013, approximately 30.87% of our issued and outstanding shares were purchased by S.B. Israel Telecom Ltd., which is an affiliate of Saban Capital Group. S.B. Israel Telecom purchased shares representing at that time (i) approximately 28.82% of our issued and outstanding shares from Scailex, and (ii) approximately 2.06% of our issued and outstanding shares from Leumi Partners Ltd., a company wholly owned by Bank Leumi le-Israel B.M. S.B. Israel Telecom’s total holdings thus amounted to approximately 30.87% of our issued and outstanding shares and voting rights, and Scailex’s holdings, when aggregated with those of its parent company, Suny, amounted at that time to 17.12% of our issued and outstanding shares and voting rights. S.B. Israel Telecom also purchased from Scailex, on January 29, 2013, 2,983,333 ordinary shares of the Company representing another 1.91% of our issued and outstanding shares and voting rights, which shares are to be transferred by Scailex to S.B. Israel Telecom free and clear of any lien on one or more future deferred closing dates, subject to the conditions set forth in the share purchase agreement entered into between Scailex and S.B. Israel Telecom. As of January 31, 2014 S.B. Israel Telecom holds approximately 30.87% and Scailex, together with Suny, holds approximately 13.95% of our issued and outstanding shares.

As our largest shareholder, S.B. Israel Telecom has the ability to significantly influence our business through its ability to appoint directors serving on our Board of Directors and thereby substantially control all actions that require approval by our Board of Directors. See "Item 3D.3a-30.87% of our issued and outstanding shares and voting rights are held by our largest shareholder, who has entered into a shareholders’ agreement with our second largest shareholder, whose holdings, when aggregated with those of its parent company, amount to 13.95% of our issued and outstanding shares and voting rights."

Neither S.B. Israel Telecom nor Scailex is obligated to provide us with financial support or to exercise its rights as a shareholder in our best interests or in the best interests of our minority shareholders and noteholders, and each of our two largest shareholders may engage in activities that conflict with such interests. If the interests of either of our two largest shareholders conflict with the interests of our other shareholders and noteholders, those shareholders and noteholders could be disadvantaged by the actions that this shareholder may pursue.

7A.2                AGREEMENT BETWEEN THE TWO PRINCIPAL SHAREHOLDERS

Pursuant to a Schedule 13D filed by S.B. Israel Telecom and certain of its affiliates on January 29, 2013, with the United States Securities and Exchange Commission:

On January 29, 2013, S.B. Israel Telecom and Scailex entered into a shareholders’ agreement with respect to their holdings of Ordinary Shares, regulating their mutual agreement relative to the Company (the “Shareholders’ Agreement”). Subject to applicable law, under the Shareholders’ Agreement, S.B. Israel Telecom and Scailex have agreed to hold a preliminary meeting to coordinate a uniform vote in advance of each shareholders’ meeting of the Company. This voting arrangement will apply so long as S.B. Israel Telecom and its affiliates hold more Ordinary Shares than Scailex, its affiliates and any third party to whom Scailex sells 5% or more of the outstanding Ordinary Shares, and which shall be joined to the Shareholders’ Agreement (each, a “Joining Third Party”). Pursuant to the Shareholders’ Agreement, any decisions of the preliminary meeting shall be made by a simple majority of the voting rights in the Company held by S.B. Israel, Scailex, their respective affiliates and any Joining Third Parties. Pursuant to the Shareholders’ Agreement, the parties have agreed to vote in favor of the following items:

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

7A.3                TERMINATION OF BANK LEUMI LTD. MINORITY RIGHTS UNDER ITS AGREEMENT WITH SCAILEX.

In August 2009, in connection with its anticipated acquisition of approximately 51.3% of our issued and outstanding shares and voting rights, Scailex announced that it had entered into an agreement with Bank Leumi (the “Leumi Sales Agreement”), according to which Bank Leumi, or a company on its behalf, would purchase from Scailex 7,677,037 shares of the Company, representing at that time 4.99% of the Company’s Issued and Outstanding shares. The shares were ultimately purchased by Leumi Partners. Scailex announced the closing of the Leumi Sales Agreement on October 28, 2009.

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

In addition, the announcement stated that Bank Leumi had a veto right according to which, as long as it held the Company shares described above, the following matters could not be proposed to the Company’s Board of Directors or shareholders (subject to applicable law), without Bank Leumi’s prior written approval: (i) dissolution, split, or reorganization of the Company; (ii) a merger of the Company other than on market conditions; (iii) a material change in the Company’s business; (iv) activities that could cause the Company’s shares to be delisted from trading on either the Tel Aviv Stock Exchange or NASDAQ; (v) the allocation or private issuance of shares and/or options and/or convertible securities in the Company in an amount that exceeds one percent of the Company’s issued and outstanding share capital (excluding options allocated to its employees and only after Bank Leumi has been consulted); and (vi) the appointment of an external auditor to the Company which is not one of the five largest accounting firms.

The Company was informed that on January 23, 2013, in connection with the sale of a portion of Scailex’s shares to S.B. Israel Telecom, Leumi Partners and S.B. Israel Telecom entered into a share purchase agreement, pursuant to which S.B. Israel Telecom agreed to purchase from Leumi Partners 3,200,000 ordinary shares of the Company. According to the share purchase agreement, Leumi Partners’ minority shareholder rights described above were to terminate as of the closing of the transaction. The Company was informed that the transaction was completed concurrently with the closing of the share sale transaction between Scailex and S.B. Israel Telecom on January 29, 2013.

7A.4                OTHER

On January 31, 2014, 15,849,109 ADSs (equivalent to 15,849,109 ordinary shares) or approximately 10.18% of our total Issued and Outstanding ordinary shares, were held of record by 59 registered holders in the United States. There were 7 registered holder accounts of the 59 with registered addresses outside of the United States. Certain accounts of record with registered addresses other than in the United States may hold our ordinary shares, in whole or in part, beneficially for United States persons. We are aware that many ADSs and ordinary shares are held of record by brokers and other nominees and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs and ordinary shares, or the number of ADSs and ordinary shares beneficially held by such persons.

7B.          Related Party Transactions

7B.1                RELATIONSHIP AGREEMENT

Our Israeli founding shareholders are parties to a Relationship Agreement with S.B. Israel Telecom and Scailex in relation to its direct holdings of our shares and the rights associated with such holdings. See Exhibit 4.(a).1.1 and Exhibit 4.(a).1.2 incorporated by reference in this annual report.

License Conditions: Required Minimum Israeli and Founding Shareholder Percentages

The parties to the Relationship Agreement have agreed that they shall at all times comply with the terms of our license requiring that our founding shareholders or their approved substitutes hold in aggregate at least 26% of our means of control, and that our Israeli founding shareholders or their approved substitutes (from among the founding shareholders and their approved substitutes) hold at least 5% of our means of control. See “Item 4B.13e Our Mobile Telephone License.”

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

7B.2                 TRANSACTIONS WITH SCAILEX

Samsung Products Agreement

On December 27, 2009, our audit committee and Board of Directors approved the existing perennial agreement with Scailex, our principal shareholder as of October 28, 2009. The agreement was approved by our shareholders on April 28, 2010. Under the agreement, we purchase, from time to time, cellular handsets, accessories and spare parts which are manufactured by Samsung Electronics Ltd. and imported into Israel by Scailex.

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

In May 2011, our annual meeting on shareholders approved and ratified an amendment to the Samsung Products Agreement which was approved by our audit committee and Board of Directors (the “Amended Samsung Products Agreement”) according to which: (a) the total volume of the annual procurement from Scailex  shall not exceed NIS 550 million (excluding VAT) and in addition shall not exceed 40% of the total cost of the Products purchased by Partner in a calendar year; (b) if an auditor agreed upon by both parties should confirm that the Annual Gross Profit Margin of any group of products exceeds Scailex’s Average Gross Profit Margin, from the same group of Products with any entity in which Scailex is not an interested party therein, Scailex shall credit the difference to us and (3) the term of the Amended Samsung Products Agreement was for a period of two years ending on December 31, 2012.

In April 2013, our general meeting of shareholders approved an extension to the Amended Samsung Products Agreement for an additional period of two years commencing retroactively on January 1, 2013, under the same terms and conditions including that the annual purchasing volumes from Scailex shall remain unchanged, which was approved by our audit committee and Board of Directors.

7B.3                REGISTRATION RIGHTS

 On October 17, 2013, following approval of our general meeting of shareholders, we have entered into a registration rights agreement with S.B. Israel Telecom, our principal shareholder, in which we granted S.B. Israel Telecom:

(1) the right to require us to register ordinary shares held by them under the US Securities Act and to freely dispose of their shares in the U.S. public market. We have agreed that, upon request from S.B. Israel Telecom, we will file a registration statement under the US Securities Act to register ordinary shares held by them, subject to a maximum of one request in any 6-month period and to certain other limitations. There is no limit to the number of registrations that can be requested under the registration rights agreement. The minimum amount of shares that must be included in any registration requested under the registration rights agreement is 2.65% of our outstanding shares.

(2) the right to include their ordinary shares in any registration statement covering offerings of ordinary shares by us.

The registration rights agreement will terminate upon the earlier of October 16, 2018, and such time as the holder can sell its ordinary shares into the United States public market pursuant to an exemption from the registration requirements of the Securities Act without regard to holding period, volume or manner-of-sale limitations.

On October 28, 2009, following approval of our general meeting of shareholders, we entered into a registration rights agreement with Scailex, our principal shareholder at the time (since October 28, 2009 and until January 29, 2013), in which we granted Scailex the same rights as those granted to S.B. Israel Telecom under the registration rights agreement with S.B. Israel Telecom described above, and under similar terms and conditions. The registration rights agreement with Scailex will terminate upon the earlier of October 27, 2014 (five years from the date that Scailex became our principal shareholder) and such time as the holder can sell its ordinary shares into the United States public market pursuant to an exemption from the registration requirements of the Securities Act without regard to holding period, volume or manner-of-sale limitations.

7C.          Interests of Experts and Counsel

Not applicable.

ITEM 8.                  FINANCIAL INFORMATION

8A.          Consolidated Financial Statements and Other Financial Information

Audited financial statements for the three fiscal years ended December 31, 2013, are included under “Item 18. Financial Statements.”

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

We have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure and consumer claims regarding, for example, our tariff plans and billing methods, which may result in civil liabilities or criminal penalties against us or our officers and directors. Plaintiffs in some of these proceedings have successfully sought or are seeking certification as class actions. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of counsel and on the Company’s estimate of the probable settlement amounts that are expected to be incurred, if such settlements are agreed by both parties. See Note 20 to the consolidated financial statements for a description of our principal litigation and proceedings of which we are currently aware. See also "Item 3D.2m We are exposed to, and currently engaged in, a variety of legal proceedings, including requests to approve lawsuits as class actions related primarily to our network infrastructure and consumer claims."

The litigations described below involve claims for which requests for certification as class actions were filed and which specify an amount of damages. The total amount of pending claims (claims which have not been dismissed by the court) made by plaintiffs in the litigations described below is NIS 11 billion.  With respect to NIS 8.2 billion of such total amount, settlements have been agreed, and in some cases already approved by the relevant court.

1.
On April 22, 2009, a claim and a motion to certify the claim as a class action were filed  against the Company. The claim alleges that the Company charges certain subscribers for certain calls not according to their rate plan. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 187 million. The parties filed a request to approve a settlement agreement which was submitted for the court's approval on December 13, 2011 and on February 17, 2014 the parties filed a request to approve a revised settlement agreement in light of changes in the telecommunications market.

2.
On April 12, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charges its subscribers for certain content services without their consent. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 343 million. On December 18, 2011, the parties filed a request to approve a settlement agreement. Following the court's remarks, the parties were instructed to file a revised agreement, which was filed on March 18, 2012. Following further remarks by the court, the parties filed a revised agreement on September 28, 2012, however due to the objection of the Attorney General to the revised agreement, the proceedings have resumed.

3.
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

In addition, it is claimed that the Company and the other defendants are breaching their contractual and/or legal obligation to ensure and/or check and/or repair and/or notify the consumer, that after repair and/or upgrade and/or exchange of cellular handsets, the handsets may emit radiation in levels that exceed the levels of radiation as set forth by the manufacturer in the handset data and even exceeds the maximum permitted levels set forth by law. In addition, it was claimed that the Company and the other defendants do not fulfill their obligation to caution and warn the consumers of the risks involved in holding the handset and the proximity of the handset to the body while carrying it and during a phone call. In addition, it was claimed that if the handsets marketed by the Company and the other defendants emit non-ionizing radiation above the permitted level, at any distance from the body, then the marketing and sale of such handsets is prohibited in Israel. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 3.677 billion.  On November 7, 2013 the parties filed a request to approve a settlement agreement and on February 5, 2014 the parties filed a request to approve a revised settlement agreement. The settlement agreements also include a claim and a motion to certify the claim as a class action that was filed in a similar matter as set forth in section 7 below.

4.
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

5.
On February 1, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company did not comply with the requirements set by the Israeli Communications Law (telecommunications and broadcast) (amendment 40), 2008, regarding transmission of advertisements through telecommunication means (also known as “the spam law”). If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 560 million. On February 13, 2013, the parties filed a revised request to approve a settlement agreement that was approved by the court on August 20, 2013.

6.
On March 2, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company increased tariffs for its business subscribers not in accordance with their agreements. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 193 million. On September 3, 2013, a settlement agreement was signed which was submitted for the court's approval. On November 11, 2013, the plaintiff filed an objection to the settlement agreement and the parties are waiting for the court's decision on this matter.

7.
On June 6, 2011, a claim and a motion to certify the claim as a class action were filed against the Company and the three other cellular operators. The claim alleges that the Company sell or supply accessories that are intended for carrying cellular handsets on the body, in a manner that contradicts the instructions and warnings of the cellular handset manufacturers and the recommendations of the Ministry of Health, all this without disclosing the risks entailed in the use of these accessories when they are sold or marketed. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 1,010 million.  On November 7, 2013, the parties filed a request to approve a settlement agreement and on February 5, 2014, the parties filed a request to approve a revised settlement agreement. The settlement agreements also include a claim and a motion to certify the claim as a class action that was filed in a similar matter as set forth in section 3 above.

8.
On October 5, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company enables its customers to subscribe to a content back up service for cellular handsets without informing them in cases in which the handset does not support the service or only partially supports such service. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 117 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

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

10.
On February 6, 2012, a claim and a motion to certify the claim as a class action were filed against the Company and other cellular operators. The claim alleges that the Company, as well as the other defendants do not comply with the requirements set by the Equal Rights for People with Disabilities (Accessibility to Telecommunications Services and Telecommunications Devices) Regulations of 2009. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 361 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

11.
In February 7, 2012, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleged that the Company misled its customers by misrepresenting to them the balance of unused minutes of the package of minutes, while in fact it charged them for minutes that exceeded the package. If the claim would have been recognized as a class action the total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 475 million. The claim was dismissed on July 28, 2013.

12.
On February 15, 2012, a claim and a motion to certify the claim as a class action were filed against 012 Smile and other telecommunication operators. The claim alleges that the defendants misled the purchasers of prepaid calling cards designated for international calls with respect to certain bonus minutes. The total amount claimed against 012 (and against each of the other defendants) if the claim is recognized as a class action is estimated by the plaintiff to be NIS 2.7 billion. On May 26, 2013, the court approved a settlement agreement filed by the parties and regarding an additional lawsuit, dealing with similar issues, as set forth in section 12 above. On February 19, 2014, the parties requested the approval of the court to amend the settlement agreement.

13.
On July 1, 2012, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charges subscribers that are enrolled in a certain tariff plan for call minutes not in accordance with the terms of the plan. If the claim is recognized as a class action the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 123 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

14.
On July 31, 2012, a claim and a motion to certify the claim as a class action were filed against 012 Smile to the Central District Court in Israel. The claim alleged that 012 Smile’s advertisements regarding certain tariffs did not include correct and complete information as to possible additional tariffs charged of third parties. The claim was dismissed on June 19, 2013.

15.
On September 19, 2012, a lawsuit and a motion to certify the lawsuit as a class action were filed against the Company and another cellular operator. The claim alleged that the Company limited and/or blocked the tethering function that allows smartphone handsets to be used as a wireless router for other handsets not in accordance with the Telecommunications Law. If the claim would  have been recognized as a class action the total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 8,089 million. The claim was dismissed on April 29, 2013.

16.
On October 16, 2012, a claim and a motion to certify the claim as a class action was filed against the Company. The claim alleged that the Company unlawfully charges the Company’s Pre-Paid subscribers for services of various content providers. If the claim would have been recognized as a class action the total amount claimed against the Company was estimated by the plaintiffs to be approximately NIS 700 million. The claim was dismissed on October 21, 2013.

17.
On December 24, 2012, a claim and a motion to certify the claim as a class action were filed against 012 Smile to the District Court in Haifa, Israel. The claim alleged that 012 Smile breached certain provisions of its licenses and the Consumer Protection Law by enabling a third party the use of automated dialers for marketing and billing purposes over 012 Smile telecom services. The claim was dismissed on January 2, 2014.

18.
During 2008, several claims and motions to certify the claims as class actions were filed against several international telephony companies including 012 Smile. The plaintiffs allege that with respect to prepaid calling card services, the defendants misled the consumers regarding certain issues, charged consumers in excess, and formed a cartel that arranged and raised the prices of calling cards. The total amount of damages claimed by the plaintiff against 012 Smile is approximately NIS 354 million. On November 3, 2010, the court granted the plaintiffs' request and certified the lawsuit as a class action against all of the defendants. On May 26, 2013, the court approved a settlement agreement filed by the parties regarding an amended request and regarding an additional lawsuit, dealing with similar issues in an amount of NIS 2.7 billion, as set forth in section 13 below. On February 19, 2014, the parties requested the approval of the court to amend the settlement agreement.

19.
On June 23, 2013, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company acted unlawfully by not offering its customers discounted cellular tariff plans which are offered under the  012 mobile brand and by charging its customers that transferred to a plan under the 012 mobile brand a payment for a new SIM card. If the claim is recognized as a class action, the total amount claimed from Partner is estimated by the plaintiff to be NIS 232 million.  The claim is still in its preliminary stage of the motion to be certified as a class action.

20.
On November 13, 2013, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company increased tariffs for its subscribers not in accordance with their agreements. If the claim is recognized as a class action, the total amount claimed from Partner is estimated by the plaintiff to be NIS 150 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

21.
On December 2, 2013, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company did not fulfill its commitment regarding the grant of refunds for cellular equipment starting from the first month of the customer agreement and that the Company unlawfully charged its customers for the Orange2 service, and thereby breached the agreements with its customers and the provisions of its license, and profited unlawfully. If the claim is recognized as a class action, the total amount claimed from Partner is estimated by the plaintiff to be NIS 603 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

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

2.
On July 14, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that during the period between September 3, 2007 and December 31, 2008, Partner charged some of its subscribers for a time unit which is longer than 12 seconds while this charge was inconsistent with Partner’s license. On September 6, 2012, the court certified the claim as a class action. On March 24, 2013, the parties filed a settlement agreement which was approved by the court on August 5, 2013.

3.
On August 21, 2011, a claim and a motion to certify the claim as a class action were filed against the Company and two other cellular operators. The claim alleges that Partner charges its customers for calls executed abroad by rounding up the actual duration of the call based on an interval that differs from that set out in its licenses. If the claim is recognized as a class action, the total amount claimed from Partner is estimated by the plaintiff to be at least the amount within the authority of the District Court in Israel, which is NIS 2.5 million. On September 6, 2012, the court dismissed the claim and the request. On November 1, 2012 the plaintiff submitted an appeal to the Supreme Court in Jerusalem.

With respect to the following claim we have begun to assess the risk involved for the Company but at this stage in our analysis, we are not yet in a position to form a judgment.

On August 8, 2012, a claim and a motion to certify the claim as a class action were filed against 012 Smile and another Internet Service Provider to the Central District Court in Israel. The claim alleges that the defendants breached certain provisions of their licenses by not offering their services at a unified tariff to all customers. The total amount claimed against 012 Smile if the lawsuit is recognized as a class action was not stated by the plaintiff. The Company is unable, to evaluate, with any degree of certainty, the probability of success of the lawsuit or the range of potential exposure, if any.

During 2013, no new criminal proceedings were brought against us concerning the erection of network sites without building permits. As of December 31, 2013, two criminal proceedings were pending against us concerning the erection of network sites without building permits, none of which was pending against our officers and directors. We are currently negotiating with the relevant local authorities to reach a settlement regarding the relocation of affected sites or obtaining building permits for those sites. Settlements of previous criminal proceedings brought against us resulted in Partner, but not its officers or directors, admitting guilt and paying a fine, and also resulted in the imposition of demolition orders for the relevant sites, the execution of which have been stayed for a period of time to allow us to obtain the necessary permits or to relocate the relevant network site.

8A.2       Dividend Distribution Policy

Our Articles of Association allow for our Board of Directors to approve all future dividend distributions, without the need for shareholder approval, subject to the provisions governing dividends under the Israeli Companies Law.

On March 16, 2010, the Board of Directors approved a dividend policy for 2010 targeting a minimum of 80% payout ratio of annual net income for the year ending December 31, 2010 and on February 22, 2011, the Board of Directors reaffirmed the dividend policy for 2011. For the year 2011, the Company distributed dividends (with respect to the first three quarters of 2011), which in the aggregate represent a payout ratio of approximately80% of our annual net income for the year. The Board of Directors decided not to distribute additional dividends for the year 2011 in light of the loss recorded for the fourth quarter 2011 and considering that the total amount of dividends already distributed for 2011was already equivalent to approximately 80% of the annual net profit for the year. On March 21, 2012, the Board of Directors reaffirmed the existing dividend policy with respect to 2012, targeting a minimum of 80% payout ratio of the Company’s annual net profit.

The Board of Directors resolved on September 19, 2012, to cancel the existing dividend policy for 2012, and to assess dividend distributions (and their scope) from time to time, by reference to, inter alia, the Company’s cash flow, profitability, debt level, debt coverage ratios and the business environment in general. For risks relating to future payments of dividends see “Item 3D.2t Based on a decision of the Board of Directors in 2012, dividend distributions are assessed from time to time on the basis of various factors. There can be no assurance that dividends will be declared or, if they are, at what level. "

We intend to pay any dividends which may be declared in shekels. Under current Israeli regulations, any dividends or other distributions paid in respect of ordinary shares may be freely repatriated in non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on or withheld from such dividends. Because exchange rates between the shekel and the US dollar fluctuate continuously, a holder of ADSs will be subject to currency fluctuation generally and, particularly, between the date when dividends are declared and the date dividends are paid.

8B.         Changes

No significant change has occurred since December 31, 2013, except as otherwise disclosed in this annual report. See also “Item 5D.2 Outlook”.

ITEM 9.                      THE OFFER AND LISTING

9A.         Offer and Listing Details

Our capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange under the symbol “PTNR”. American Depositary Shares (“ADSs”), each representing one of the Company’s ordinary shares, are quoted on the NASDAQ Global Select Market under the symbol “PTNR”. The ADSs are evidenced by American Depositary Receipts (“ADRs”) originally issued by JPMorgan Chase, as depositary under a Deposit Agreement, dated as of November 1, 1999, among the Company, JPMorgan Chase and registered holders from time to time of ADRs. ADSs were first issued in October 1999. From March 2006 until November 27, 2011, the Bank of New York served as our depositary for ADSs. Since November 28, 2011, Citibank serves as our depositary for ADSs.

The tables below set forth, for the periods indicated, the reported high and low closing quotations, not adjusted for dividends, based on information supplied by the National Association of Securities Dealers, Inc., and information supplied by the Tel Aviv Stock Exchange.

	NASDAQ		Tel Aviv Stock Exchange
	($ per ADS)		(NIS per ordinary share)
	High	Low	High	Low

2009	20.46	13.46	77.20	57.30

2010	24.13	15.17	94.29	59.00

2011	20.62	8.63	74.00	32.92

2012
First Quarter	9.23	7.12	35.35	26.78
Second Quarter	7.64	3.85	28.45	15.50
Third Quarter	5.45	3.12	21.13	12.37
Fourth Quarter	6.52	5.06	25.47	19.86

2013
First Quarter	6.30	5.46	23.26	20.30
Second Quarter	7.16	6.06	25.53	21.99
Third Quarter	8.11	6.18	29.15	22.61
Fourth Quarter	9.75	7.82	35.00	22.87

September 2013	7.89	6.91	28.02	25.05
October 2013	8.58	8.09	30.30	28.73
November 2013	9.58	7.82	34.22	27.87
December 2013	9.75	8.75	35.00	30.92
January 2014	9.41	8.55	32.93	30.40
February 2014	9.19	8.40	32.15	30.01
March 2014 (through March 7)	9.03	8.72	31.79	30.83

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

10B.2              THE POWERS OF THE DIRECTORS

The power of our directors to vote on a proposal, arrangement or contract in which the director is materially interested is limited by the relevant provisions of the Israeli Companies Law and our Articles of Association. In addition, the power of our directors to vote compensation to themselves or any members of their body, requires the approval of the compensation committee, the Board of Directors and the general meeting of shareholders. Generally, the Annual Meeting of the Shareholders must be convened to elect directors and a shareholders meeting could terminate the term of office of directors. In addition, our Articles of Association provide that, in certain circumstances relating to our compliance with the license, our Board of Directors may remove any director from the Board of Directors by a resolution passed by 75% or more of the directors present and voting at the relevant meeting. See also "Item 6C Board Practices”.

10B.3              RIGHTS ATTACHED TO SHARES

Our registered share capital consists of a single class of 235 million ordinary shares, par value NIS 0.01 per share, of which 160,154,992 ordinary shares were issued and 155,687,002 were issued and outstanding as of December 31, 2013, and January 31, 2014 . See “Item 7A.1 Principal Shareholders”. All outstanding ordinary shares are validly issued and registered. The rights attached to our ordinary shares are described below.

Dividend Rights

Holders of ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The Board of Directors may propose and approve distribution of a dividend with respect to any fiscal year or quarter only out of profits, subject to the provisions of the Israeli Companies Law. See “Item 10E Taxation.”

Shares which are treated as dormant under our Articles of Association retain the rights to receive dividends or other distributions to shareholders, and to participate in rights offerings, but no other rights. See "Item 4B.13e Our Mobile Telephone License”.

One year after a dividend has been declared and is still unclaimed, the Board of Directors is entitled to invest or utilize the unclaimed amount of the dividend in any manner to the benefit of the Company until it is claimed. We are not obligated to pay interest or linkage on an unclaimed dividend.

Voting Rights

Holders of issued and outstanding ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders either in person or by proxy. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital. In the event that a quorum is not present within thirty minutes of the scheduled time, the shareholders’ meeting will be adjourned to the same day of the following week, or the next business day thereafter, at the same time and place, or such time and place as the Board of Directors may determine. If at such reconvened meeting a quorum is not present after the lapsing of 30 minutes from the time appointed for holding the meeting, one or more shareholders present in person or by proxy holding or representing in the aggregate at least 10% of the voting rights in the Company will generally constitute a quorum. Any shareholder seeking to vote at a general meeting of our shareholders must first notify us if any of the shareholder’s holdings in the Company requires the consent of the Ministry of Communications. The instructions of a shareholder will not be valid unless accompanied by a declaration by the shareholder as to whether or not the shareholder’s holdings in the Company or the shareholder’s vote requires the consent of the Ministry of Communications due to a breach by the shareholder of the restrictions on transfer or acquisition of means of control, or provisions regarding cross-ownership with other mobile telephone operators or shareholdings or agreements which may reduce or harm competition. If the shareholder does not provide such certification declaration, his instructions will be invalid and his vote not counted.

An ordinary resolution, such as a resolution for the election of directors (excluding external directors), or the appointment of auditors, requires approval by the holders of a majority of the voting rights represented at the meeting, in person or by proxy, and voting thereon. Under our Articles of Association, resolutions such as a resolution amending our Memorandum or Articles of Association or approving any change in the share capital, liquidation, changes in the objectives of the company, or the name of the company, or other changes as specified in our Articles of Association, requires approval of a special majority, representing the holders of no less than 75% of the voting rights represented at the meeting, in person or by proxy, and voting thereon.

Under our Articles of Association our directors are generally elected by an ordinary majority of the shareholders at each duly convened annual meeting, and serve until the next annual meeting, and our external directors are elected in accordance with applicable law and/or relevant stock exchange rules applicable to us; or until their respective successors are elected and qualified, whichever occurs first, or in the case of Israeli directors who are appointed by the founding Israeli shareholders, upon a written notice signed by at least two of the founding Israeli shareholders who are the record holders of at least 50% of minimum Israeli holding shares, addressed to the Company’s company secretary indicating his appointment, until their respective successors are elected upon such notice. In each annual meeting the directors that were elected at the previous annual meeting are deemed to have resigned from their office, excluding the external directors, who according to the Israeli Companies Law, is elected for a period of three years and the Israeli director whose appointment is terminated by a written notice by himself or by the founding Israeli shareholders. A resigning director may be reelected. Each ordinary share represents one vote. No director may be elected or removed on the basis of a vote by dormant shares. The ordinary shares do not have cumulative voting rights in the election of directors.

Under our Articles of Association our shareholders discuss our annual consolidated financial statements, at the annual general meeting of shareholders.

Directors may be appointed also in certain circumstances by an extraordinary general meeting and by the Board of Directors upon approval of a simple majority of the directors. Such director, excluding the external directors, shall serve for a term ending at the next annual general meeting.

Rights in the Company’s Profits

Our shareholders have the rights to share in our profits distributed as a dividend and any other permitted distribution. See “Item 10B.3 Rights Attached to Shares-–Dividend Rights.”

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

Limitations on Ownership and Control

Ownership and control of our ordinary shares are limited by the terms of our licenses and our Articles of Association. See “Item 4B.13e Our Mobile Telephone License-License Conditions” and “Revoking, limiting or altering our license.”

In order to comply with the conditions and restrictions imposed on us by the Ministry of Communications or under our licenses in relation to ownership or control over us, under certain events specified in our Articles of Association, the Board of Directors may determine that certain ordinary shares are dormant shares. According to our Articles of Association, dormant shares bear no rights as long as they are dormant shares, except for the right to receive dividends and other distributions to shareholders. Consequently, we have received an exemption from the requirement set out in NASDAQ’s Marketplace Rule 4351 that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the US Securities Exchange Act cannot be disparately reduced or restricted through any corporate action or issuance. In addition, the Board of Directors shall not register a person as a holder of a share before receipt of their declaration that they are not a “relevant person” as defined in our Articles of Association.

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

10B.5               ANNUAL AND EXTRAORDINARY MEETINGS

The Board of Directors must convene an annual general meeting of shareholders at least once every calendar year, within fifteen months of the last annual general meeting. In accordance with our Articles of Association, notice of a general meeting must be sent to each registered shareholder no later than five days after the record date set by the Board of Directors for that meeting, unless a different notice time is required under applicable law. An extraordinary meeting may be convened by the Board of Directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders holding in the aggregate at least 5% of our issued capital and at least 1% of the voting rights of the Company; or (ii) at least 5% of the voting right of the Company, can seek to convene a shareholders meeting or as otherwise permitted by the Israeli Companies Law. See “Item 10B.3 Rights Attached to Shares–Voting Rights.”

One or more shareholders holding alone or in the aggregate, 1% or more of the share capital of the Company may request that the Board of Directors include an issue on the agenda of a general meeting of shareholders to be convened in the future. The Board of Directors shall incorporate such issue on the agenda of such a future general meeting of shareholders, provided that the Board of Directors determines, in its discretion, such issue is suitable to be discussed in the general meeting of shareholders of the Company.

10B.6               LIMITATIONS ON THE RIGHTS TO OWN OUR SECURITIES

For limitations on the rights to own our securities see “Item 4B.13e Our Mobile Telephone License– License Conditions,” “ – Our Permit Regarding Cross Ownership” and “Item 10B.3 Rights Attached to Shares – Limitations on Ownership and Control.”

10B.7               LIMITATIONS ON CHANGE IN CONTROL AND DISCLOSURE DUTIES

For limitations on change in control see “Item 4B.13e Our Mobile Telephone License– License Conditions” and “– Our Permit Regarding Cross Ownership”.

10B.8                CHANGES IN OUR SHARE CAPITAL

Changes in our share capital are subject to the approval of the shareholders at a general meeting of shareholders by a special majority of 75% of the votes of shareholders participating and voting in the general meeting of shareholders.

10B.9               OUR LICENSE PREVAILS IN CASE OF AN INCONSISTENCY

If any article of our Articles of Association is found to be inconsistent with the terms of our mobile telephone license granted by the Ministry of Communications (see “Item 4B.13e Our Mobile Telephone License”) or of any other telecommunications license we hold, the provisions of such Article shall be deemed null and void.

10C.       Material Contracts

Network sharing agreement. On November 8, 2013, the Company entered into a 15- year network sharing agreement with HOT Mobile, which remains subject to approval by Israeli regulatory authorities. Pursuant to the network sharing agreement, the parties would create a 50-50 joint venture, which would operate and develop a cellular network to be shared by both companies, starting with a pooling of both companies' radio access network infrastructures to create a single radio access network. See "Item 4B.9 Our Network".

Fixed-line transmission services. In April 2012, we signed a five- year agreement with Bezeq effective as of January 1, 2012, for the supply of transmission services for use in Partner’s mobile network. The agreement replaces an earlier transmission agreement between the parties from 2008. The transmission services to be purchased in accordance with this agreement, together with the use of the Company’s own transmission network, will allow Partner to meet all its transmission requirements, at an improved cost during the next five years. Partner’s minimum annual commitment was NIS 57 million for the year 2013 and will gradually increase to NIS 71 million for the year 2016 due to the increase in the scope of the capacity to be purchased in accordance with the layout agreed upon by the parties.  The minimum commitment as of December 31, 2013 is NIS 203 million.

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

Samsung Product Agreement. On April 28, 2010, the shareholders of the Company approved and ratified a perennial agreement with Scailex, our principal shareholder as of October 28, 2009, (the “Samsung Products Agreement”), to purchase, from time to time, cellular handsets, accessories and spare parts manufactured by Samsung Electronics Ltd. that are imported to and marketed in Israel by Scailex (the “Products”). The Samsung Products Agreement also provides for repair services of such Products and additional commercial arrangements between Scailex and the Company regarding annual purchase volumes of the Products and annual gross profit-margin of Scailex from transactions with the Company. See “Item 7B.2 Transactions With Scailex”.

Registration Rights Agreement. We have entered into registration rights agreements with Scailex and S.B, Israel Telecom, our principal shareholders, in which we granted our principal shareholders the right to require us to register ordinary shares held by them under the US Securities Act. See “Item 7B.3 Registration Rights ”.

Network upgrade and deployment of fourth generation network. On October 25, 2010, we entered into an agreement with Ericsson for the upgrade of our existing networks and the deployment of our fourth generation network in Israel until the end of 2014. The Company has the option to extend the agreement for additional periods of one year not exceeding a period of ten years. See “Item 5A.1e Agreement for the Upgrade of Our Existing Networks and the Deployment of Fourth Generation Network in Israel”.

Med Nautilus Agreement. We have an agreement with Med Nautilus for the provision of international capacity services through submarine infrastructure, which connects countries bordering the Mediterranean Sea to all major Western European countries and from there to the rest of the world until 2023 with an option to extend the agreement until 2027.

Rights of Use Agreement with HOT Mobile.  Partner and HOT Mobile entered into a rights of use agreement, which took effect on November 8, 2013, and is valid until January 4, 2017. Under the rights of use agreement, Partner will provide services to HOT Mobile in the form of rights of use to Partner's radio cellular network in order to supplement HOT Mobile’s current network coverage.  According to the rights of use agreement, HOT Mobile will pay Partner fixed base payments with additional variable payments based on traffic volume exceeding a defined threshold. See "Item 4B.9 Our Network".

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

A relatively short time after the 2003 Tax Reform, the Israeli Parliament approved on July 25, 2005 an additional income tax reform legislation (the “2006 Tax Reform”) pursuant to the recommendations of a committee appointed by the Israeli Minister of Finance, which incorporated additional fundamental changes to Israeli tax law. The 2006 Tax Reform, inter alia, includes a gradual reduction of income tax rates for both individuals and corporations through 2010, and outlines a path towards uniformity in the taxation of interest, dividend and capital gains derived from securities. The "Tax Burden Distribution Law" legislation amendments (2011) that were published in December 2011, which became effective on January 1, 2012, abolished the reduction of income tax rates for corporations and individuals and increased, inter alia, the corporate tax rate and the tax rates on individual’s dividend income. On July 27, 2013 following the Tax Burden Distribution Law, the Israeli Parliament approved The Law For the Change in National Priorities (Legislation Amendment to Achieving Budget Goals for years 2013 and 2014), 2013 (the "2013 Amendment").

Various issues related to the above legislations remain unclear in view of the legislative language utilized and the lack of authoritative interpretations at this stage. The analysis below is therefore based on our current understanding of the new legislation.

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income (including capital gains). The regular corporate tax rate in Israel for 2013 was 25% (to be increased to 26.5% as of 2014). The 2013 Amendment provides that the corporate tax rate will be 26.5 % as of 2014 and thereof.

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

Tax on Capital Gains of Shareholders

•
General. Israeli law generally imposes a capital gains tax on the sale of capital assets by residents of Israel as defined for Israeli tax purposes, and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of our Shares by some of our shareholders (see discussion below). The Israeli Income Tax Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus”. Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the CPI between the date of purchase and the date of sale. On 2012 and 2013 the real capital gain accrued on the sale of our Shares and ADSs for 2012 and 2013 was generally taxed at a rate of 25% for corporations (to be increased to 26.5% as of 2014) and a rate of up to 25% for individuals. Additionally, if such individual shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale (i.e., if such individual shareholder holds directly or indirectly, along with others, at least 10% of any means of control in the company, including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director), the tax rate will be up to 30%.

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

Corporations

Shareholders which are corporations will be generally subject to tax at the corporate tax rate on the realized capital gain as described in “General Corporate Tax Structure” in Item 10E above.

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

The Purchaser, the Israeli stockbrokers and any financial institution through which the sold securities are held, are obliged, subject to certain exemptions, to withhold tax on the amount of consideration paid with respect to such sale (or on the capital gain realized on the sale, if known) at the Israeli corporate tax rate as described in "General Corporate Tax Structure" in Item 10E above.
In case the seller is an individual, the applicable withholding tax rate would be 25%, or 30% in case the seller is a significant shareholder.

Dividends

The following Israeli tax consequences shall apply in the event of actual payment of any dividends on the Shares.

As of January 1, 2012, dividends, other than bonus shares (stock dividends), paid to Israeli resident individuals who purchased our Shares will generally be subject to income tax at a rate of 25% for individuals, or 30% if the dividend recipient is a Significant Shareholder (as defined above) at any time during the 12-month period preceding such distribution. Dividends paid to Israeli resident companies will not be included in their tax liability computation.

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

Taxation of Residents of the United States under the US Treaty

Residents of the United States generally will be subject to withholding tax in Israel on dividends paid, if any, on Shares (including ADSs). Generally, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income (the “US Treaty”), the maximum rate of withholding tax on dividends paid to a holder of Shares (including ADSs) who is a resident of the United States (as defined in the US Treaty) will be 25%. Under the US Treaty, the withholding tax rate on dividends will be reduced to 12.5% if (i) the shareholder is a U.S. resident corporation which holds during the portion of the taxable year which precedes the date of payment of the dividend, and during the whole of its prior taxable year, at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and (ii) not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year consists of certain types of interest or dividends.

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

Subject to the exemptions from capital gains prescribed in the Israeli Income Tax Ordinance (as described above), purchasers of Shares (including ADSs) who are residents of the United States and who hold 10% or more of the outstanding ordinary shares at any time during such 12-month period will be subject to Israeli capital gains tax. However, under the US Treaty, residents of the United States (as defined in the US Treaty) generally would be permitted to claim a credit for this tax against US federal income tax imposed on the sale, exchange or other disposition, subject to the limitations in US laws applicable to the utilization of foreign tax credits generally.

The application of the US Treaty provisions to dividends and capital gains described above is conditioned upon the fact that such income is not effectively connected with a permanent establishment (as defined in the US Treaty) maintained by the non-Israeli resident in Israel.

United States Federal Income Tax Considerations

The following discussion is a summary of certain material US federal income tax considerations applicable to a US holder (as defined below) regarding the acquisition, ownership and disposition of ordinary shares or ADSs. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed US Treasury regulations, administrative pronouncements, rulings and judicial decisions as of the date of this annual report. All of these authorities are subject to change, possibly with retroactive effect, and to change or changes in interpretation. In addition, this summary does not discuss all aspects of US federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under US federal income tax law, including US expatriates, insurance companies, banks, regulated investment companies, securities broker-dealers, financial institutions, tax-exempt organizations, persons holding ordinary shares or ADSs as part of a straddle, hedging or conversion transaction, persons subject to the foreign tax credit splitting events rules, persons subject to the alternative minimum tax, persons who acquired their ordinary shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, US holders having a functional currency other than the US dollar, persons owning (directly, indirectly or by attribution) 10% or more of our outstanding share capital or voting stock and persons not holding the ordinary shares or ADSs as capital assets. This discussion also does not address the consequences of the Medicare tax on net investment income or any aspect of state, local or non-US tax law or any other aspect of US federal taxation other than income taxation.

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

If a partnership, or other entity or arrangement treated as a partnership for US federal income tax purposes, holds ordinary shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partnership or a partner in a partnership that holds ordinary shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of ordinary shares or ADSs.

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

US holders should review the summary above under “Israeli Tax Considerations” and “Taxation of Residents of the United States under the US Treaty” for a discussion of the Israeli taxes which may be applicable to them.

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

Any dividends paid by us to a US holder on the ordinary shares or ADSs will be treated as foreign source income and generally will be categorized as “passive income” for US foreign tax credit purposes. Subject to the limitations in the Code, as modified by the US Treaty, a US holder may elect to claim a foreign tax credit against its US federal income tax liability for Israeli income tax withheld from dividends received in respect of ordinary shares or ADSs. US holders who do not elect to claim the foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which the US holder elects to do so with respect to all foreign income taxes. A deduction does not reduce US tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits. The rules relating to the determination of the foreign tax credit are complex. Accordingly, if you are a US holder of ordinary shares or ADSs, you should consult your own tax advisor to determine whether and to what extent you would be entitled to the credit.

Certain US holders (including individuals) are eligible for reduced rates of US federal income tax in respect of “qualified dividend income”. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet certain minimum holding period requirements and the non-US corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the US Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares and ADSs should constitute qualified dividend income for US federal income tax purposes. We anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US holders. In computing foreign tax credit limitations, non-corporate US Holders may take into account only a portion of a qualified dividend to reflect the reduced US tax rate applicable to such dividend. Each individual US holder of ordinary shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

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

Passive Foreign Investment Company Rules

A non-US corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if (i) at least 75% of its gross income consists of passive income, (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person) and gains on the disposition of certain minority interests or (ii) at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2013. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares, ADSs and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences. These consequences may include having the gains that are realized on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges with respect to certain dividends and gains and on the sale or other disposition of the ordinary shares or ADSs. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above). In addition, if a US holder holds ordinary shares or ADSs in any year in which we are treated as a PFIC, such US holder will be subject to additional tax form filing and reporting requirements (including additional filing requirements under legislation enacted in 2010).

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

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s US federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely fashion.

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

ITEM 11.                QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

11A.        General

We are exposed to market risk, including movements in foreign currency exchange and inflation-indexed interest rates. Since May 2013, we have not entered into any derivative transactions to hedge underlying exposure to foreign currencies. As a matter of policy, we do not enter into transactions of a speculative or trading nature. Interest rate and foreign exchange exposures are monitored by tracking actual and projected commitments and through the use of sensitivity analysis.

We have liabilities in shekels linked to the CPI and in foreign currencies. The following table provides information derived from the financial statements about these liabilities as of December 31, 2013.

Non-Derivative Instruments

	Fair Value (NIS equivalent in millions, except percentages)	Book Value (NIS equivalent in millions, except percentages)

NIS-denominated debt linked to the CPI (1)

Long-term fixed Notes payable series B due 2016	387	365
Weighted average interest rate payable		3.4%
Long-term fixed Notes payable series C due 2018	766	702
Weighted average interest rate payable		3.35%
Long-term bank borrowing bearing fixed interest	567	532
Weighted average interest rate payable		2.75%
Long-term bank borrowing bearing fixed interest	221	200
Weighted average interest rate payable		3.42%
Other payables (2)	1	1

NIS-denominated debt not linked to the CPI
Long-term variable interest Notes payable series D due 2021	537	541
Weighted average interest rate payable		2.63%
Long-term fixed Notes payable series E due 2017	808	739
Weighted average interest rate payable		5.5%

Long-term bank borrowing bearing variable interest (2)	152	152
Weighted average interest rate payable		2.83%
Long-term bank borrowing bearing fixed interest	292	250
Weighted average interest rate payable		5.70%

Trade payables and others (2)	614	614

Debt denominated in foreign currencies (2)

Trade payables denominated in USD	75	75

Trade payables denominated in other foreign currencies (mainly EUR)	168	168

Total	4,588	4,339

(1)	Amounts due for payment of principal and interest are adjusted according to the CPI. See “Item 5B Liquidity and Capital Resources”.

(2)	Book value approximates fair value at December 31, 2013.

11B.       Foreign Exchange and Inflation

Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, in 2013, between one fifth and one quarter of our operating expenses were linked to non-shekel currencies, mainly the US dollar. These expenses related mainly to the acquisition of handsets where the price paid by us is based on various foreign currencies, mainly the US dollar. Since May 2013, we do not enter into derivative transactions and thus we are exposed to the aforementioned foreign currency fluctuations. We do not hold or issue derivative financial instruments for trading purposes. In addition, a substantial amount of our capital expenditures are incurred in, or linked to, non-shekel currencies, mainly the US dollar. See Note 7 to the consolidated financial statements for description of the market risks.

Our Notes payable series B, C and our bank borrowings in a total principal amount of NIS 1,799 million as of December 31, 2013, are currently in shekels and are linked to the CPI. We may not be able to raise our tariffs pursuant to our license in a manner that would fully compensate for any increase in the CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our finance expenses without an offsetting increase in revenue. In 2013, the CPI effective as of December 31, 2013, increased 1.8%, compared to the CPI effective as of December 31, 2012, causing NIS 46 million in our finance expenses, net, compared to an increase of 1.6% in 2012, which caused NIS 35 million in finance expenses. See Note 24 to the consolidated financial statements.

Sensitivity analysis

A change of the CPI as at December 31, 2013, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels in millions

December 31, 2013
Increase in the CPI of	2.0%	(36)	(36)
Decrease in the CPI of	(2.0)%	36	36

A change of the USD exchange rate as at December 31, 2013, would increase (decrease) equity and profit in 2014 by the amounts shown below as regards assets and liabilities as of December 31, 2013, and expected capital expenditure purchases in 2014.  The analysis below does not take into account the effect of any change in USD with respect to possible future commitments and other future expected purchases in US dollars, since the Company believes that it will be able to adjust shekel prices for goods and services it sells in the Israeli market to reflect any significant increases in cost resulting from changes in the shekel-US dollar exchange rate.  This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels in millions

December 31, 2013
Increase in the USD of	10%	(22)	(22)
Decrease in the USD of	(10)%	22	22

11C.       Interest rates

Since some of our notes payable and non-current borrowings bear variable interest rate, changes in interest rates cause cash flow risks. As of December 31, 2013, our Notes payable series D in a principal amount of NIS 545 million, and our bank borrowings in a principal amount of NIS 152 million bear variable rates of interest.

Sensitivity analysis

An increase (decrease) of 1% interest rates during 2013 in respect of our notes payable and non-current borrowings bearing variable interest would have resulted in an annual increase (decrease) in interest expenses of NIS 8 million. This analysis assumes that all other variables remain constant.

ITEM 12.               DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and charges payable by ADR holders

Citibank serves as the depositary (the “Depositary”) for our American Depositary Receipt (“ADR”) program. Pursuant to the deposit agreement between the Company, the Depositary and owners and holders of ADRs (the “Deposit Agreement”), ADR holders may be required to pay various fees to the Depositary. In particular, the Depositary, under the terms of the Deposit Agreement, may charge the following fees: (i) Issuance Fee: to any person depositing shares or to whom ADSs are issued upon the deposit of shares, a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) (excluding issuances as a result of distributions described in paragraph (iv) below); (ii) Cancellation Fee: to any person surrendering ADSs for cancellation and withdrawal of deposited securities or to any person to whom deposited securities are delivered, a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) surrendered;(iii) Cash Distribution Fee: to any holder of ADS(s), a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) held for the distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements); (iv) Stock Distribution/Rights Exercise Fee: to any holder of ADS(s), a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) held for (a)stock dividends or other free stock distributions or (b)exercise of rights to purchase additional ADSs; (v) Other Distribution Fee: to any holder of ADS(s), a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) held for the distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares); and (vi) Depositary Services Fee: to any holder of ADS(s), a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.

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

Amounts received from the Depository

During 2013, the Company received from Citibank payments in the amount of approximately $1,115,000.

ITEM 13.               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.               CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2013. Disclosure controls and procedures means controls and other procedures designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures in place as of December 31, 2013, were effective.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2013, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (1992). Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013.

Our internal control over financial reporting as of December 31, 2013, has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, as stated in their report which is included under Item 18.

(c) Attestation report of the registered public accounting firm. The attestation report of Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, regarding the Company’s internal control over financial reporting is included under Item 18.

(d) Changes in Internal Control Over Financial Reporting. There were no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2013, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

16A.       AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Dr. Michael Anghel, Mr. Barry Ben-Zeev and Mr. Arik Steinberg are “audit committee financial experts” as defined in Item 16A of Form 20-F. All the members of the audit committee are “independent directors” as defined in the SEC requirements applicable to us.

16B.       CODE OF ETHICS

In 2013, we reviewed, updated and expanded our Code of Ethics.  As previously, the revised Code of Ethics applies to our directors, officers and employees. The principal modifications to our Code of Ethics adopted in 2013 include:

-	a more complete statement setting forth the values underlying the Code of Ethics;
-	a detailed guide to appropriate behavior toward interested parties, including customers, suppliers, employees, directors, shareholders, franchisers and the community in which the Company operates;
-	the extension of the Code of Ethics to our affiliated companies; and
-	additional guidance for ensuring compliance with the Code of Ethics.

A copy of our Code of Ethics is posted  on our website at www.orange.co.il under “Investor Relations-Corporate Governance-Code of Ethics”.

16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, our independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), have served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2013, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by PwC to Partner in 2012 and 2013.

	2012	2013
	(NIS thousands)	(NIS thousands)

Audit Fees (1)	2,905	2,112
Audit-related Fees (2)	340	293
Tax Fees (3)	355	329
TOTAL	3,600	2,734

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

16D.       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Not applicable.

16F.        CHANGE IN REGISTRANT’S CERTIFYING ACOUNTANT

Not applicable.

16G.       CORPORATE GOVERNANCE

See “Item 6C.5 NASDAQ Corporate Governance Rules and Our Practices”, and also “Item 10B Memorandum and Articles of Association”.

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

Exhibit No.	Description
1.1	Articles of Association last updated and approved on April 11, 2013
**1.2	Partner’s Certificate of Incorporation
**1.3	Partner’s Memorandum of Association
**2.(a).1	Form of Share Certificate
^^2.(a).2	Amended and Restated Deposit Agreement Between Partner and the Bank of New York
^^^^2.(a)3	Amended and Restated Deposit Agreement Between Partner and Citibank N.A.
^2.(b).1	Form of Indenture between Partner and the Trust Company of Union Bank Ltd.
>>>>2.(b).2	Trust Deed
>>>>2.(b).3	Amendment no. 1 to the Trust Deed of November 26, 2009
^4.(a).1	Restatement of the Relationship Agreement dated April 20, 2005
>>>>4.(a).1.1	Letter of Undertaking by which Scailex entered into the Restated Relationship Agreement with the Company, October 28, 2009
+>>4.(a).1.2	Letter of Undertaking by which S.B. Israel Telecom entered into the Restated Relationship Agreement with the Company, January 29, 2013
**4.(a).2
License from the Israeli Ministry of Communications issued April 8, 1998, as amended by the amendments filed with the SEC as exhibits to our annual reports on Form 20-F for each of the years ended December 31, 2000, through December 31, 2010 (the “Amended License”).

**4.(a).4	License Agreement for use of the Orange Brand in Israel dated September 14, 1998
#4.(a).4.1	Restated Amendment, dated as of January 31, 2012,to the Brand License Agreement dated 14 September 1998
**4.(a).5	Brand Support/Technology Transfer Agreement dated July 18, 1999
**4.(a).6	Agreement with Ericsson Radio Systems AB dated May 28, 1998
#++4.(a).7	Agreement with LM Ericsson Israel Ltd. dated November 25, 2002
**4.(a).9	Lease Agreement with Mivnei Taasia dated July 2, 1998
^^^4.(a).13	Asset Purchase Agreement with Med-1 dated as of January 22, 2006
4.(a).14-57	[reserved]
>4.(a).58	Special License from the Israeli Ministry of Communications for the Provision of Fixed-Line Domestic Transmission and Data Communications Services issued August 14, 2006.
>4.(a).59	Amendment No. 1 to Special License for the Provision of Fixed-Line Domestic Transmission and Data Communications Services issued September 10, 2006.
>4.(a).60
Exclusive General License from the Israeli Ministry of Communication for the Provision of Domestic Fixed-Line Telecommunications Services issued January, 15 2007 as amended by the amendments filed with the SEC as exhibits to our annual reports on Form 20-F for each of the years ended December 31, 2006, through December 31, 2009 (the “Amended Domestic Fixed-Line License”).

#+++4.(a).65	Purchase Agreement with Nortel Networks Israel (Sales and Marketing) Ltd. dated November 12, 2003.
#>>4.(a).67	Swap Agreement with LM Ericsson Israel Ltd. dated December 20, 2007
#4.(a).68	[reserved]
#>>>>4.(a).69	Facility Agreement dated November 24, 2009
#4.(a).70	[reserved]
#4.(a).71	[reserved]

>>>>>4.(a) 72	012 Smile Share Purchase Agreement
>>>>>4.(a) 73	English translation of the original Hebrew language 012 Smile Credit Facility, dated January 31, 2010
4.(a).74-84	[reserved]
4.(a).85 4.(a).86 4.(a).87 4.(a).88 4.(a).89
Amendment No. 69 to our License from the Israeli Ministry of Communications
Amendment No. 70 to our License from the Israeli Ministry of Communications
Amendment No. 71 to our License from the Israeli Ministry of Communications
Amendment No. 72 to our License from the Israeli Ministry of Communications
Amendment No. 73 to our License from the Israeli Ministry of Communications

#>>>>4.(b).1	Addendum to Lease Agreements from November 1, 2002 and Lease Agreements in Beit Ofek
>>>>4.(b).2	Registration Rights Agreement with Scailex
4.(b).3	Registration Rights Agreement with S.B. Israel Telecom Ltd.
+>>6.	See Note 2x to the consolidated financial statements for information explaining how earnings (loss) per share information was calculated.
>>8.	List of Subsidiaries (see “Item 4C – Organizational Structure”).
10.1	Consent of Kesselman & Kesselman
10.2	Consent of Giza Singer Even Ltd.
12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.(b).1	Compensation Policy adopted on October 17, 2013 (incorporated by reference to Exhibit C from the Company's Current Report on Form 6-K (file No. 001-14968) filed on September 12, 2013)

**	Incorporated by reference to our registration statement on Form F-1 (No. 333-10992).
++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002.
+++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003.
^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004.
^^	Incorporated by reference to our registration statement on Form F-6 (No. 333-132680).
^^^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005.
^^^^	Incorporated by reference to our registration statement on Form F-6 (No. 333-177621).
>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2006.
>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2007.
>>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2009.
>>>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2010.
+>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2011.
+>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2012.
#	Confidential treatment requested.

Confidential material has been redacted and has been separately filed with the Securities and Exchange

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Partner Communications Company Ltd.

By: /s/ Haim Romano

Chief Executive Officer

March 10, 2014

By: /s/ Ziv Leitman

Chief Financial Officer

March 10, 2014

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

2013 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

2013 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in millions.

Report of Independent Registered Public Accounting Firm

To the Shareholders of

PARTNER COMMUNICATIONS COMPANY LTD.

We have completed integrated audits of Partner Communications Company Ltd.’s ("the Company" or "Partner") consolidated financial statements and of its internal control over financial reporting as of December 31, 2013, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our integrated audits, are presented below.

Consolidated financial statements

We have audited the consolidated statement of financial position of Partner as of December 31, 2012 and 2013, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our integrated audits.

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

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Partner as of December 31, 2012 and 2013, and the results of its operations, of changes in equity and of its cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over its financial reporting as of December 31, 2013, based on criteria established in the Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

 Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,

 P.O Box 50005 Tel-Aviv 6150001  Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

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

Tel-Aviv, Israel	Kesselman & Kesselman
March 9, 2014	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

 Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,

 P.O Box 50005 Tel-Aviv 6150001  Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2a)
		December 31,
		2012	2013	2013
	Note	In millions
CURRENT ASSETS
Cash and cash equivalents		548	481	139
Trade receivables	8	1,397	1,051	302
Other receivables and prepaid expenses		47	45	12
Deferred expenses – right of use	12	22	28	8
Inventories	9	98	93	27
Income tax receivable		7	3	1
Derivative financial instruments	7	1	2	1
		2,120	1,703	490

NON CURRENT ASSETS
Trade Receivables	8	509	289	83
Deferred expenses – right of use	12	138	118	34
Property and equipment	10	1,990	1,791	516
Licenses and other intangible assets	11	1,217	1,167	336
Goodwill	5, 13(b)	407	407	117
Deferred income tax asset	25	36	12	4
		4,297	3,784	1,090

TOTAL ASSETS		6,417	5,487	1,580

The financial statements were authorized for issue by the board of directors on March 9, 2014.

Haim Romano	Ziv Leitman	Barry Ben-Zeev (Woolfson)
Chief Executive Officer	Chief Financial Officer	Director

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2a)
		December 31,
		2012	2013	2013
	Note	In millions
CURRENT LIABILITIES
Current maturities of notes payable and bank borrowings	15,16	306	334	96
Trade payables		866	761	219
Parent group - trade	26	70
Payables in respect of employees		110	98	28
Other payables (mainly institutions)		59	45	13
Income tax payable			31	9
Deferred revenues		40	37	11
Provisions	14	60	67	19
Derivative financial instruments	7	14	1	*
		1,525	1,374	395

NON CURRENT LIABILITIES
Notes payable	16	2,321	2,038	587
Bank borrowings	15	1,733	1,109	320
Liability for employee rights upon retirement, net	17	50	45	13
Dismantling and restoring sites obligation	14	28	31	9
Other non-current liabilities		10	16	4
Deferred tax liability	25	9	*	*
		4,151	3,239	933

TOTAL LIABILITIES		5,676	4,613	1,328

EQUITY	21
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2012 and 2013 - 235,000,000 shares; issued and outstanding -		2	2	1
December 31, 2012 – **155,645,708 shares
December 31, 2013 – **155,687,002 shares
Capital surplus		1,100	1,100	317
Accumulated retained earnings (deficit)		(10)	123	35
Treasury shares, at cost - December 31, 2012 and 2013 - 4,467,990 shares		(351)	(351)	(101)
TOTAL EQUITY		741	874	252
TOTAL LIABILITIES AND EQUITY		6,417	5,487	1,580

* Representing an amount of less than 1 million
    ** Net of treasury shares

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF INCOME

		New Israeli Shekels			Convenience translation into U.S. Dollars (note 2a)
		Year ended December 31
		2011	2012	2013	2013
	Note	In millions (except earnings per share)
Revenues, net	6	6,998	5,572	4,519	1,302
Cost of revenues	6, 22	4,978	4,031	3,510	1,011
Gross profit		2,020	1,541	1,009	291

Selling and marketing expenses	22	711	551	462	133
General and administrative expenses	22	291	236	217	63
Impairment of goodwill	13(b)	87
Other income, net	23	105	111	79	23
Operating profit		1,036	865	409	118
Finance income	24	33	21	29	8
Finance expenses	24	327	255	240	69
Finance costs, net	24	294	234	211	61
Profit before income tax		742	631	198	57
Income tax expenses	25	299	153	63	18
Profit for the year		443	478	135	39

Earnings per share
Basic		2.85	3.07	0.87	0.25
Diluted	27	2.84	3.07	0.86	0.25

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2a)
		Year ended December 31
		2011	2012	2013	2013
	Note	In millions
Profit for the year		443	478	135	39
Other comprehensive losses, items that will not be reclassified to profit or loss
Remeasurements of post-employment benefit obligations	17	(21)	(17)	(9)	(3)
Income taxes relating to remeasurements of post-employment benefit obligations	25	5	4	2	1
Other comprehensive losses for the year, net of income taxes		(16)	(13)	(7)	(2)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		427	465	128	37

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Share capital
		Number of		Capital	Accumulated earnings	Treasury
		Shares**	Amount	surplus	(deficit)	shares	Total
	Note		I n m i l l i o n s
New Israeli Shekels:
BALANCE AT JANUARY 1, 2011		155,249,176	2	1,099	(124)	(351)	626

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2011
Total comprehensive income for the year					427		427
Exercise of options granted to employees		396,532	*	1			1
Employee share-based compensation expenses					19		19
Dividend	21				(648)		(648)
BALANCE AT DECEMBER 31, 2011		155,645,708	2	1,100	(326)	(351)	425

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2012
Total comprehensive income for the year					465		465
Employee share-based compensation expenses					11		11
Dividend	21				(160)		(160)
BALANCE AT DECEMBER 31, 2012		155,645,708	2	1,100	(10)	(351)	741

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2013
Total comprehensive income for the year					128		128
Exercise of options granted to employees		41,294	*	*			*
Employee share-based compensation expenses					5		5
BALANCE AT DECEMBER 31, 2013		155,687,002	2	1,100	123	(351)	874

Convenience translation into U.S. Dollars (note 2a):
BALANCE AT JANUARY 1, 2013		155,645,708	1	317	(3)	(101)	214
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2013
Total comprehensive income for the year					37		37
Exercise of options granted to employees		41,294	*	*
Employee share-based compensation expenses					1		1
BALANCE AT DECEMBER 31, 2013		155,687,002	1	317	35	(101)	252

*   Representing an amount less than 1 million.
** Net of treasury shares.

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2a)
		Year ended December 31
		2011	2012	2013	2013
	Note	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)		1,881	1,858	1,548	446
Income tax paid	25	(311)	(153)	(9)	(3)
Net cash provided by operating activities		1,570	1,705	1,539	443

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	10	(349)	(367)	(326)	(94)
Acquisition of intangible assets	11	(155)	(133)	(156)	(45)
Acquisition of 012 smile, net of cash acquired of NIS 23 million	5	(597)
Interest received	24	12	9	8	2
Proceeds from sale of property and equipment		3	2	1	*
Proceeds from derivative financial instruments, net	7	1	18	(25)	(6)
Net cash used in investing activities		(1,085)	(471)	(498)	(143)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees		1		*	*
Non-current bank borrowings received	15	900
Proceeds from issuance of notes payable, net of issuance costs	16	1,136
Dividend paid	21	(659)	(167)
Repayment of finance lease		(4)	(2)	(1)	*
Interest paid	24	(235)	(200)	(181)	(52)
Repayment of current borrowings	15	(128)
Repayment of non-current bank borrowings	15	(699)	(455)	(617)	(178)
Repayment of notes payable	16	(586)	(394)	(309)	(89)
Net cash used in financing activities		(274)	(1,218)	(1,108)	(319)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		211	16	(67)	(19)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		321	532	548	158

CASH AND CASH EQUIVALENTS AT END OF YEAR		532	548	481	139

* Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

(Concluded) - 2

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplementary information

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2a)
		Year ended December 31,
		2011	2012	2013	2013
	Note	In millions

Cash generated from operations:
Profit for the year		443	478	135	39

Adjustments for:
Depreciation and amortization	10, 11	743	700	669	193
Amortization of deferred expenses- Right of use	12	29	26	31	9
Impairment of deferred expenses- Right of use	12, 13(a)	148
Impairment of goodwill	13(b)	87
Impairment of intangible assets	13	114
Employee share based compensation expenses	21	19	11	5	1
Liability for employee rights upon retirement, net	17	(26)	(12)	(14)	(4)
Finance costs, net	24	71	38	49	14
Change in fair value of derivative financial instruments	7	(19)	15	12	3
Interest paid	24	235	200	181	52
Interest received	24	(12)	(9)	(8)	(2)
Deferred income taxes	25	2	(10)	17	5
Income tax paid	25	311	153	9	3
Capital loss (gain) from property and equipment	10	2	*	(1)	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	8	(190)	467	566	163
Other		44	(5)	2	1
Increase (decrease) in accounts payable and accruals:
Parent group - trade	26	70	(72)
Trade		(37)	(107)	(115)	(33)
Other payables		(91)	(44)	(17)	(5)
Provisions	14	36	(5)	7	2
Deferred revenues		*	(11)	(3)	(1)
Increase in deferred expenses - Right of use	12	(27)	(25)	(17)	(5)
Current income tax liability	25	(13)	5	35	10
Decrease (increase) in inventories	9	(58)	65	5	1
Cash generated from operations:		1,881	1,858	1,548	446

* Representing an amount less than 1 million.

Supplementary information
At December 31, 2011, 2012 and 2013, trade and other payables include NIS 217 million, NIS 280 million and NIS 223 million, respectively, in respect of acquisition of intangible assets and property and equipment.

These balances are recognized in the cash flow statements upon payment.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

a.	Reporting entity
Partner Communications Company Ltd. ("the Company", "Partner") is a leading Israeli provider of telecommunications services under the orange™ brand and under the 012 Smile™ brand. The Company is incorporated and domiciled in Israel and its principal executive offices' address is 8 Amal Street, Afeq Industrial Park, Rosh-Ha'ayin 48103, Israel.

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange Ltd. ("TASE") under the symbol "PTNR". American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, are quoted on the NASDAQ Global Select Market™, under the symbol "PTNR". See also note 21(a).

On January 29, 2013, S.B. Israel Telecom Ltd., an affiliate of Saban Capital Group Inc., completed the acquisition of 44,850,000 ordinary shares of the Company from Scailex Corporation Ltd. and the acquisition of 3,200,000 ordinary shares of the Company from Leumi Partners Ltd. As a result, S.B. Israel Telecom Ltd. became the Company's principal shareholder. As of December 31, 2013 it held approximately 30.87% of the Company's outstanding ordinary shares, after omitting treasury shares.

Until January 29, 2013, the ultimate parent company was Suny Electronics Ltd., which is the parent company of Scailex Corporation Ltd, which was the Company's parent  since October 28, 2009 ("Scailex", "Parent group"). On March 3, 2011, the Company completed the acquisition of 012 Smile Telecom Ltd. ("012 Smile"), from Merhav-Ampal Energy Ltd. 012 Smile provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using Voice Over Broadband ("VOB")) under the 012 Smile brand. See also note 5.

In November 2013 the Company and Hot Mobile Ltd signed a network sharing agreement and a rights of use agreement, see note 28.

These consolidated financial statements of the Company as of December 31, 2013, are comprised of the Company and its subsidiaries and partnerships (the "Group"). See the list of subsidiaries and partnerships and principles of consolidation in note 2(c).

b.	Operating segments

The operating segments were determined based on the reports reviewed by the Chief Executive Officer (CEO) who is responsible for allocating resources and assessing performance of the operating segments, and therefore is the Chief Operating Decision Maker ("CODM"). The CEO considers the business from two operating segments, as follows (see also note 6):

(1)	Cellular segment

The cellular segment includes cellular communication services such as airtime calls, international calls, messaging, browsing, content services and roaming services.  Most of our post-paid cellular tariff plans for private customers are bundles including unlimited amounts of calls minutes and messaging, as well as limited browsing. Content services include mainly voice mail, text and multimedia messaging, as well as downloadable wireless data applications, including ring tones, music, games, and other informational content. Roaming services include calls, messaging and browsing services on networks with which the Company has a commercial roaming relationship. Other optional services, such as equipment extended warranty plans are also provided for monthly fees and are either sold separately or included in rate plan packages and bundles.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

b.	Operating segments (continued)

(2)
Fixed-line segment

The fixed-line segment includes: (1) Internet services ("ISP") under which the Group  provides access to the internet as well as home WiFi networks, including Value Added Services ("VAS") such as anti-virus and anti-spam filtering; and fixed-line voice communication services provided through Voice Over Broadband ("VOB"), and Network Termination Point Services ("NTP") – under which the Group supply, install operate and maintain all types of endpoint network equipment and solutions, including providing and installing equipment and cabling, within a subscriber's place of business or premises. (2) Transmission services and Primary Rate Interface ("PRI"); (3) International Long Distance call services ("ILD"): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services.

The cellular segment and the fixed-line segment also include sales of telecommunications equipment: mainly handsets, phones, modems, data cards, domestic routers, smartboxes and related equipment.

Each segment is divided into services and equipment relating to revenues and cost of revenues. The operating segments include the following measures: revenues, cost of revenues, operating profit (loss), and Earnings Before Interest expenses (finance costs, net), Tax, Depreciation, Amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges ("Adjusted EBITDA"). The CODM does not examine assets or liabilities for those segments separately for allocating resources and assessing performance of the operating segments therefore they are not presented in note 6 segment information.

c.	Main recent regulatory developments

(1)	See information in respect of royalty payments in note 18(1).

(2)	See information in respect of corporate tax rates in note 25.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

d.	Group licenses

The Group operates under the following licenses that were received from the Israeli Ministry of Communications ("MOC") and from the Israeli Civil Administration ("CA"):

	Type of services	Area of service	License owner	Granted by	Valid through	Guarantees made
(1)	Cellular	Israel	Partner Communications Company Ltd.	MOC	Feb 1, 2022	USD 10 million
(2)	Cellular	West Bank	Partner Communications Company Ltd.	CA	Feb 1, 2022	USD 0.5 million
(3)	ISP	Israel	Partner Communications Company Ltd.	MOC	Mar 30, 2018
(4)	ISP	West Bank	Partner Communications Company Ltd.	CA	Mar 30, 2018
(5)	ISP	Israel	012 Smile Telecom Ltd.	MOC	Dec 31, 2014
(6)	ISP	West Bank	012 Smile Telecom Ltd.	CA	Feb 21, 2016
(7)	ILD	Israel	012 Smile Telecom Ltd.	MOC	Nov 15, 2029	NIS 10.8 million
(8)	ILD	West Bank	012 Smile Telecom Ltd.	CA	Feb 21, 2018	NIS 0.6 million
(9)	VOB and PRI	Israel	012 Telecom Ltd.	MOC	Dec 21, 2025	NIS 12 million
(10)	VOB and PRI	West Bank	012 Telecom Ltd.	CA	Feb 21, 2018
(11)	VOB and PRI	Israel	Partner Land-line Communication Solutions - Limited Partnership	MOC	Jan 15, 2027	NIS 12.1 million
(12)	VOB and PRI	West Bank	Partner Land-line Communication Solutions - Limited Partnership	CA	Mar 22, 2019
(13)	NTP	Israel	Partner Land-line Communication Solutions - Limited Partnership	MOC	Feb 28, 2017
(14)	NTP	Israel	012 Smile Telecom Ltd.	MOC	Dec 31, 2014

With respect to license (1), the Company is entitled to request an extension of the license for an additional period of six years and then renewal for one or more additional 6 year periods, at the discretion of the MOC. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator.

Other licenses may be extended for various periods, at the discretion of the MOC or CA, respectively.

The Group believes that it will be able to receive extensions to the licenses upon request.

See also note 18 (7) as to additional guarantees made to third parties.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the financial statements

(1)	Statement of compliance

The consolidated financial statements of the Company ("the financial statements") have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

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

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Foreign currency translations

(1) Functional and presentation currency

The consolidated financial statements are measured and presented in New Israeli Shekels ("NIS"), which is the Group's functional and presentation currency as it is the currency of the primary economic environment in which the Group operates. The amounts presented in NIS millions are rounded to the nearest NIS million.

Until December 31, 2003 the Israeli economy was considered hyperinflational according to IFRS, therefore the value of non-monetary assets, licenses and equity items have been adjusted for changes in the general purchasing power of the Israeli currency – NIS, based upon changes in the Israeli Consumer Price Index ("CPI") until December 31, 2003.

(2) Transactions and balances

Foreign currency transactions are translated into NIS using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement in finance costs, net.

(3) Convenience translation into U.S. Dollars (USD or $)

The NIS figures at December 31, 2013 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2013    (USD 1 = NIS 3.471). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

c.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and entities controlled by the Company. Control exists when the Company has the power over the investee; has exposure, or rights, to variable returns from involvement in the investee; and has the ability to use its power over the investee to affect its returns. Subsidiaries and partnerships are fully consolidated from the date on which control is transferred to the Company.

Inter-company transactions, balances, income and expenses on transactions between Group companies are eliminated in preparing the consolidated financial statements.

List of wholly owned Subsidiaries and partnerships:
012 Smile Telecom Ltd.
012 Telecom Ltd.
Partner Land-Line Communication Solutions - Limited Partnership
Partner Future Communications 2000 Ltd. ("PFC")
Partner Business Communications Solution - Limited Partnership
Partner Net Ltd.
012 Mobile GP Ltd.
Golden Lines 012 Telecommunication Services 2001 Ltd.
012 Mobile Limited Partnership
012 Global, Inc. is a consolidated company over which the Company has control.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	Inventories

Inventories of cellular handsets and fixed telephones, related accessories, spare parts, ISP modems and related equipment are stated at the lower of cost or net realizable value. Cost is determined on the "first-in, first-out" basis. The Group determines its allowance for inventory obsolescence and slow moving inventory based upon expected inventory turnover, inventory ageing and current and future expectations with respect to product offerings.

e.	Property and equipment

Property and equipment are initially stated at cost.

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

Changes in the obligation to dismantle and remove assets on sites and to restore the sites, on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any balance is recognized immediately in profit or loss, See (m) below.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Property and equipment is presented less accumulated depreciation, and accumulated impairment losses. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see (i) below).

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

f.	Licenses and other intangible assets

(1)	Licenses costs and amortization (see also note 1 (d)):

(a)
The licenses to operate cellular communication services were recognized at cost, adjusted for changes in the CPI until December 31, 2003 (See note 2 (b)(1)) Borrowing costs which served to finance the license fee - incurred until the commencement of utilization of the license - were capitalized to cost of the license.

(b)	Partner Land-line Communication solutions – limited partnership's license for providing fixed-line communication services is stated at cost.

(c)	012 Smile and its subsidiaries' licenses were recognized at fair value in a business combination as of the acquisition date of 012 Smile March 3, 2011 (see note 5).

The other licenses of the Group were received with no significant costs.

The licenses costs are amortized by the straight-line method over their economic useful lives (see note 1 (d)) excluding any ungranted possible future extensions that are not under the Group's control. The amortization expenses are included in the cost of revenues.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Licenses and other intangible assets (continued)

(2)	Computer software:

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and to bring to use the specified software.

Development costs, including employee costs, that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the capitalization criteria of IAS 38 are met. Other development expenditures that do not meet the capitalization criteria, such as software maintenance, are recognized as an expenses as incurred.

Computer software costs are amortized over their estimated useful lives (3 to 7 years) using the straight-line method, see also note 11.

(3)	Customer relationships:

The Company has recognized as intangible assets customer relationships that were acquired in a business combination and recognized at fair value as of the acquisition date. Customer relationships are amortized to selling and marketing expenses over their estimated useful economic lives (5 to 10 years) based on the straight line method.

(4)	Trade name:

Trade name was acquired in a business combination. The trade name is amortized to selling and marketing expenses over its estimated useful economic life (12 years) based on the straight line method.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Licenses and other intangible assets (continued)

(5)	Subscriber Acquisition and Retention Costs (SARC):

Costs to acquire or retain postpaid mobile telecommunication subscribers, and costs to acquire ISP and VOB subscribers, pursuant to a contract with a commitment period and early termination penalties, are capitalized to intangible assets, if (1) such assets are identifiable and controlled; (2) it is probable that future economic benefits will flow from the subscribers to the Group; and (3) such costs can be measured reliably. If costs do not meet the aforementioned criteria they are recognized immediately as expenses.

The cost of the subsidized handset less the subscriber's payment towards the handset and sales commissions, are included in the subscriber acquisition and retention costs (see also (n)(2) below). The capitalized costs are amortized over their expected useful economic life which is not longer than their minimum enforceable period, which is generally a period of 18 months, using the straight-line method.

Capitalized ISP and VOB subscriber acquisition costs (mainly sales commissions) are amortized over their expected useful economic life which is not longer than their minimum enforceable period, which is generally a period of 18 or 36 months, using the straight-line method.

In the event that a subscriber churns off the network or the arrangement is cancelled within the period, any unamortized subscriber acquisition or retention costs are written off in the period in which the subscriber churns. The amortization expenses are included in the cost of revenues.

g.	Right Of Use (ROU) of international fiber optic cables

Right of use (ROU) of international fiber optic cables was acquired in a business combination, subsequent additions are recognized at cost. The ROU is presented as deferred expenses (current and non-current) and is amortized on a straight line basis over a period beginning each acquisition of additional ROU in the framework and until 2027 (including expected contractual extension periods). See also notes 12 and 18(5).

h.	Goodwill

Goodwill acquired in a business combination (see note 5) represents the excess of the consideration transferred over the net fair value of the identifiable assets acquired, and identifiable liabilities and contingent liabilities assumed. The goodwill has an indefinite useful economic life and is not subject to amortization; rather is measured at cost less accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to each of the Cash Generating Units ("CGUs"), or group of CGUs that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity which the goodwill is monitored for internal management purposes.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

h.	Goodwill (continued)

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment loss would be recognized for the amount by which the carrying amount of goodwill exceeded its recoverable amount. The recoverable amount is the higher of value-in-use and the fair value less costs to sell. Value-in-use is determined by discounting expected future cash flows using a pre-tax discount rate. Any impairment is recognized immediately as an expense and is not subsequently reversed. See also note 13(b) in respect of impairments charges recorded in 2011.

i.	Impairment of non-financial assets with finite useful economic lives

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

j.	Financial instruments

The Group classifies its financial instruments in the following categories: (1) at fair value through profit or loss, (2) loans and receivables, and (3) liabilities at amortized cost. The classification depends on the purpose for which the financial instruments were acquired or assumed, determined at initial recognition. See note 7 (c) as to classification of financial instruments to the categories. Financial assets are classified as current if they are expected to mature within 12 months after the end of the reporting period; otherwise they are classified as non-current. Financial liabilities are included in current liabilities, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current liabilities.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

j.	Financial instruments (continued)

(1)   Financial instruments at fair value through profit or loss category:

Gains or losses arising from changes in the fair value of derivative financial instruments  are presented in the income statement within "finance costs, net" in the period in which they arise. These financial instruments are classified into 3 levels based on their valuation method (see also note 7(c)):

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly (as prices) or indirectly (derived from prices).

Level 3: inputs for assets or liabilities that are not based on observable market data.

(2)  Loans and receivables category:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are recognized initially at fair value and subsequently measured at amortized costs using the effective interest method, less any impairment loss.

Cash and cash equivalents are highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use.

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. The amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement. Trade receivables are presented net of allowance for doubtful accounts. The allowance is determined as a percentage of specific debts doubtful of collection, considering the likelihood of recoverability based on the age of the balances, the historical write-off experience net of recoveries, changes in the credit worthiness, and collection trends.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership of the assets. The Company factors trade receivables resulting from sales of equipment by credit cards. The factoring is on a non-recourse basis. The factoring of accounts receivable is recorded by the Company as a sales transaction. The results of the factoring transaction are charged to financial income and expenses on the settlement date.

(3)  Financial liabilities and borrowings at amortized cost category:

Financial liabilities at amortized cost are non-derivative financial instruments with fixed or determinable payment, including trade payables. Financial liabilities at amortized cost are recognized initially at fair value, net of transaction costs, and subsequently measured at amortized costs using the effective interest method.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Employee benefits

(i) Post-employment benefits

1.  Defined contribution plan

According to Section 14 of the Israeli Severance Pay Law the Group's liability for some of the employee rights upon retirement is covered by regular contributions to various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds. These plans are defined contribution plans, since the Group pays fixed contributions into a separate and independent entity. The Group has no legal or constructive obligations to pay further contribution if the fund does not hold sufficient assets to pay all employees the benefit relating to employee service in the current or prior periods. The amounts funded as above are not reflected in the statement of financial position. Obligations for contributions to defined contribution pension plans are recognized as an expense in the statement of income when they are due.

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

The liability recognized in the statement of financial position in respect of the defined benefit plan is the present value of the defined benefit obligation at end of the reporting period less the fair values of plan assets.

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Israeli Government bonds that are denominated in the currency in which the benefits will be paid (NIS) and that have terms to maturity approximating the terms of the related liability, since the Group's management is in the opinion that Israel does not have a deep market for high-quality corporate bonds.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

Interest costs in respect of the defined benefit plan are charged or credited to finance costs.

An Amendment to IAS 19, Employee benefits, became effective on January 1, 2013. The amendment replaces interest costs and expected returns on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (assets). The Company implemented the amendment retrospectively; it did not have a material effect on the Company's financial statements.

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

l.	Share based payments

The Group operates an equity-settled share-based compensation plan, under which the Group receives services from employees as consideration for equity instruments of the Group. The fair value of the employee services received in exchange for the grant of the equity instruments is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted, at the grant date. It is recognized over the vesting period, which is the period over which all the specified vesting conditions are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of equity instruments that are expected to vest based on the vesting conditions, and recognizes the impact of the revision of original estimates, if any, in the statement of income, with corresponding adjustment to accumulated deficit.

The proceeds received net of any directly attributable transactions costs are credited to share capital and capital surplus when the equity instruments are exercised.

  PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

m.	Provisions

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

(2)
The Company is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as finance costs (unwinding of discount).

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

(2) Revenues from sales of equipment:

Revenue from sale of equipment includes revenue from sale of handsets, routers, phones and related accessories and equipment. Revenue is recognized when the significant risks and reward of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement in regards to the goods, and the amount of revenue can be measured reliably.

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

The Company subsidizes, in some cases, the sale of the handset to end subscribers by selling it at a price below its cost to secure a fixed-term service contract for the purpose of acquiring new subscribers or retaining existing subscribers. The handset sale is then treated as a non-revenue-generating transaction and accordingly, no revenue is recognized from these types of handset sales. The subsidy, and direct selling expenses are capitalized as elements of subscriber acquisition and retention costs in accordance with accounting policy set out in note (f)(5) above. The subsidy represents the difference between the cost of the handset and the payment received from the subscriber for the handset.

(3) Revenues from non-current credit arrangements:

Revenues from non-current credit arrangements to customers in respect of sales of equipment are recognized on the basis of the present value of future cash flows, discounted at the prevailing rate for a similar instrument of an issuer with a similar credit rating. The difference between the original credit and its present value is recorded as other income over the credit period (see note 23 – unwinding of trade receivables).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

o.	Leases

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

p.	Advertising expenses

Advertising expenses are charged to the statement of income as incurred. Advertising expenses for the years ended December 31, 2011, 2012 and 2013 totaled NIS 78 million, NIS 60 million and NIS 53 million, respectively.

q.	Tax expenses

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

Deferred income tax is recognized on temporary differences arising between that tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from initial recognition of goodwill. Deferred income tax is determined using the tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets are presented as non-current, see also note 25.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

r.	Share capital

Ordinary shares are classified as equity.

Company's shares acquired by the Company (treasury shares) are presented as a reduction of equity, at the consideration paid, including any incremental attributable costs, net of tax. Treasury shares do not have a right to receive dividends or to vote.

s.	Dividend distributions

Dividend distribution to the Company's shareholders is recognized as a liability in the Company's consolidated financial statements in the period in which the dividends are approved by the Company's board of directors, excluding distributions that are pending regulatory approval. See also note 21.

t.	Earnings Per Share (EPS)

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

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following new standards, amendments to standards or interpretations have been issued, but are not effective for the financial year beginning 1 January 2013, and have not been early adopted:

(1)  IFRS 9 Financial instruments, is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. 2013 amendments to IFRS 9 have removed the previous mandatory effective date of January 1, 2015, but the standard is available for immediate application. The Group is yet to assess the full impact of the standard.

(2) In May 2013 the IASB issued amendments to IAS 36 Impairment of Assets. The amendment requires disclosures of recoverable amount of an individual asset (including goodwill) or a cash-generating unit, for which an impairment loss has been recognized or reversed during the period. The Group will implement the amendment for annual periods beginning on January 1, 2014 and this implementation is not expected to have a material effect on the financial statements.

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

a.	Critical accounting estimates and assumptions

(1)	Estimating service revenues earned but not yet billed:

The Company recognizes service revenues based upon minutes, seconds and packages used, net of credits and adjustments for service discounts. Because the Company's billing cycles use cut-off dates, which for the most part do not coincide with the Company's reporting periods, the Company is required to make estimates for service revenues earned but not yet billed at the end of each reporting period. These estimates are based primarily upon actual unbilled usage of the Company's network by the customers, and also on historical data and trends. Actual billing cycle results may differ from the results estimated at the end of each period depending on subscriber usage and rate plan mix.

(2)	Assessing the useful lives of assets:

The useful economic lives of the Group's assets are an estimate determined by management. The Group defines useful economic life of its assets in terms of the assets' expected utility to the Group. This estimation is based on assumptions of future changes in technology or changes in the Group's intended use of these assets, and experience of the Group with similar assets, and legal or contract periods where relevant. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. See also note 2(e) and note 2(f).

(3)	Assessing the recoverable amount for impairment tests of assets with finite useful economic lives:

The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. If indicators for impairment are identified the Group estimates the assets' recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. The value-in-use calculations require management to make estimates of the projected future cash flows. Determining the estimates of the future cash flows is based on management past experience and best estimate for the economic conditions that will exist over the remaining useful economic life of the CGU. See also note 2(i).

The Group recorded in 2011 an impairment charge to certain assets in an amount of NIS 262 million. No impairment charges were recognized in 2012 and 2013. See note 13.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

a.	Critical accounting estimates and assumptions (continued)

(4)	Assessing the recoverable amount of goodwill for annual impairment tests:

The recoverable amounts of CGUs to which goodwill has been allocated have been determined based on the value-in-use calculations. Determining the estimates of the future cash flows is based on management past experience and management best estimate of the economic conditions.

The Group recorded in 2011 an impairment charge to goodwill in an amount of NIS 87 million. No impairment charges were recognized in 2012 and 2013. See note 13.

The key assumptions used in the December, 31, 2013 test were as follows:

Terminal growth rate	(negative 0.3%)
After-tax discount rate	11.7%
Pre-tax discount rate	15.8%

(5)
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

(6)	Considering uncertain tax positions

The assessment of amounts of current and deferred taxes requires the Group's management to take into consideration uncertainties that its tax position will be accepted and of incurring any additional tax expenses. This assessment is based on estimates and assumptions based on interpretation of tax laws and regulations, and the Group's past experience. It is possible that new information will become known in future periods that will cause the final tax outcome to be different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. See also notes 2(q) and 25.

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

(2)    Considering sales with multiple deliverables:

The Group made judgments to determine that certain sales of equipment with accompanying services constitute an arrangement with multiple deliverables that are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole, and accordingly, consideration received is allocated to each deliverable based on the relative fair value of the individual element. See also note 2(n)(2).

(3)   Determining probability of future utilization of deferred tax assets:

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

012 Smile, a private Israeli company, is a leading provider of communication services in Israel, which provides a wide range of broadband and traditional voice services. 012 Smile's services are part of the fixed-line segment, see note 1(b)(2).

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

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – ACQUISITION OF 012 SMILE (continued)

The following table summarizes the consideration paid for 012 Smile, and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date:

March 3, 2011
NIS in millions
Current assets	295
Deferred expenses – right of use	282
Property and equipment	159
Intangible assets	408
Goodwill	494
Other non-current assets	21
Short term bank borrowings and current maturities of long-term borrowings	(201)
Accounts payables and provisions	(229)
Long term bank borrowings	(579)
650
Reconciliation for net cash used in the acquisition:
Less: Advance payment in respect of the acquisition of 012 Smile, made in 2010	(30)
Less: cash acquired	(23)
Net cash used in the acquisition of 012 Smile in 2011	597

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

Goodwill in the amount of NIS 494 million arisen upon the acquisition date of 012 Smile on March 3, 2011 was recognized as the excess of the consideration transferred over the net fair value of the identifiable assets acquired, and identifiable liabilities and contingent liabilities assumed. The goodwill is allocated to the fixed-line segment. The goodwill represents assets and earnings that do not form separable identifiable assets under IFRS3, but are expected to contribute to the future results of the fixed-line segment: reduction in costs through synergies and economies of scale expected from combining the operations of 012 Smile and the Company; market knowledge; and highly skilled workforce. The total amount of goodwill that was expected to be deductible for income tax purposes as of the acquisition date is NIS 212 million. See also note 13 with respect to impairment charge in 2011 and subsequent impairment tests.

 PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2013
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	2,876	908		3,784
Inter-segment revenue - Services	31	177	(208)
Segment revenue - Equipment	703	32		735
Total revenues	3,610	1,117	(208)	4,519

Segment cost of revenues - Services	2,070	747		2,817
Inter-segment cost of revenues- Services	175	33	(208)
Segment cost of revenues - Equipment	664	29		693
Cost of revenues	2,909	809	(208)	3,510
Gross profit	701	308		1,009

Operating expenses	544	135		679
Other income, net	77	2		79
Operating profit	234	175		409
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	545	155		700
–Other (1)	5	*		5
Adjusted EBITDA (2)	784	330		1,114

Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				700
- Finance costs, net				211
- Other (1)				5
Profit before income tax				198

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

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2011
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	4,219	1,005		5,224
Inter-segment revenue - Services	29	122	(151)
Segment revenue - Equipment	1,748	26		1,774
Total revenues	5,996	1,153	(151)	6,998

Segment cost of revenues – Services	2,601	969		3,570
Inter-segment cost of revenues- Services	122	29	(151)
Segment cost of revenues - Equipment	1,379	29		1,408
Cost of revenues	4,102	**1,027	(151)	4,978
Gross profit	1,894	126		2,020

Operating expenses	712	**290		1,002
Impairment of goodwill		87		87
Other income, net	105			105
Operating profit (loss)	1,287	(251)		1,036
Adjustments to presentation of Adjusted EBITDA
– Depreciation and amortization	590	182		772
– Impairment of intangible assets, deferred expenses and goodwill (see note 13)		349		349
– Other (1)	19	2		21
Adjusted EBITDA (2)	1,896	282		2,178

Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				772
- Impairment of intangible assets, deferred expenses and goodwill				349
- Finance costs, net				294
- Other (1)				21
Profit before income tax				742

* Representing an amount of less than 1 million.

** Including impairment charges see note 13.

(1) Mainly employee share based compensation expenses.

(2) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation, Amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of segment profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and employee share based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods.

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

Cash flow risk due to interest rate changes and CPI changes

The Group is exposed to fluctuations in the Israeli Consumer Price index (CPI), as some of the Group's non-current borrowings and notes payable are linked to the CPI. The Group did not enter into CPI hedging transactions in 2011, 2012 and 2013.

Furthermore, the Group's notes payable and non-current borrowings bearing variable interest rate cause cash flow risks. Based on simulations performed, an increase (decrease) of 1% interest rates during 2013 in respect of the abovementioned financial instruments would have resulted in an annual increase (decrease) in interest expenses of NIS 8 million. The Group does not enter into interest rate hedging transactions.

Foreign exchange risk

The Group's operating income and cash flows are exposed to currency risk, mainly due trade receivables and trade payables denominated in foreign currencies. During 2013 the Group closed its free standing forward contracts positions and as of December 31, 2013 does not have foreign exchange rate freestanding forward contracts.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2.  Market risks (continued)

(b) Analysis of linkage terms of financial instruments balances

	December 31, 2013
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS linked to CPI	NIS unlinked	Total
	New Israeli Shekels In millions
Current assets
Cash and cash equivalents	1	1		479	481
Trade receivables**	50	132		869	1,051
Other receivables				16	16
Derivative financial instruments	2				2

Non- current assets
Trade receivables				289	289
Total assets	53	133		1,653	1,839

Current liabilities
Current maturities of notes payable and current borrowings			122	212	334
Trade payables**	75	168		518	761
Payables in respect of employees				87	87
Other payables			1	9	10
Derivative financial instruments	*	1			1

Non- current liabilities
Notes payable			945	1,093	2,038
Bank borrowings			732	377	1,109
Total liabilities	75	169	1,800	2,296	4,340

In or linked to foreign currencies
New Israeli Shekels in millions
** Accounts that were set-off under enforceable netting arrangements
Trade receivables gross amounts	453
Set-off	(271)
Trade receivables, net	182

Trade payables gross amounts	514
Set-off	(271)
Trade payables, net	243

Net balances	(61)

* Representing an amount less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2. Market risks (continued)

(b) Analysis of linkage terms of financial instruments balances (continued)

	December 31, 2012
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS linked to CPI	NIS unlinked	Total
	New Israeli Shekels In millions
Current assets
Cash and cash equivalents	3			545	548
Trade receivables	8	47		1,342	1,397
Other receivables				20	20
Derivative financial instruments	1				1

Non- current assets
Trade receivables				509	509
Total assets	12	47		2,416	2,475

Current liabilities
Current maturities of notes payable and current borrowings			120	186	306
Trade payables	110	61		695	866
Parent group - trade	45			25	70
Payables in respect of employees and other payables (mainly institutions)	1		2	108	111
Derivative financial instruments	14				14

Non- current liabilities
Notes payable			1,046	1,275	2,321
Bank borrowings			1,007	726	1,733
Total liabilities	170	61	2,175	3,015	5,421

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2. Market risks (continued)

(c) Details regarding the derivative financial instruments, foreign exchange and CPI risk management and sensitivity analysis

The notional amounts of derivatives as of December 31, 2011, 2012 and 2013, are as follows, based on the amounts of currencies to be received, translated into NIS at the exchange rates prevailing at each of the reporting dates, respectively:

	New Israeli Shekels
	December 31
	2012	2013
	In millions
Forward transactions pay NIS, receive USD	373	-
Forward transactions pay Euro, receive USD	247	-
Embedded derivatives pay USD, receive NIS	64	35

See also note 7 (a)(4) below  regarding maturity dates of the derivative financial instruments.

Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange	Exchange
	rate of one	rate of one	Israeli
	Dollar	Euro	CPI*
At December 31:
2013	NIS 3.471	NIS 4.782	223.80 points
2012	NIS 3.733	NIS 4.921	219.80 points
2011	NIS 3.821	NIS 4.938	216.27 points
Increase (decrease) during the year:
2013	(7.0)%	(2.8)%	1.8%
2012	(2.3)%	(0.35)%	1.6%
2011	7.7%	4.2%	2.2%

* Index for each reporting period's last month, on the basis of 1993 average = 100 points.

Sensitivity analysis:

An increase (decrease) of 2% in the CPI as at December 31, 2011, 2012 and 2013 would have decreased (increased) equity and profit by NIS 51 million, NIS 44 million, and 36 million, for the years ended December 31, 2011, 2012, 2013 respectively, assuming all other variables remain constant.

An increase (decrease) of 5% in the USD exchange rate as at December 31, 2011, 2012 and 2013 would have increased (decreased) equity and profit by NIS 6 million, NIS 3 million, and NIS (3) million, for the years ended December 31, 2011, 2012, 2013 respectively, assuming that all other variables remain constant.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

3. Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's trade receivables, and also from cash and cash equivalents and other receivables. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group conducts credit evaluations on receivables of certain types over a certain amount, and requires collaterals against them. Accordingly, the financial statements include appropriate allowances for estimated irrecoverable amounts. See also note 2 (j) (2).

The carrying amount of financial assets represents the maximum credit exposure, see note 7 (c).

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

Maturities of financial liabilities as at December 31, 2013:

	2014	2015	2016	2017 to 2018	2019 to 2020	2021 to 2022	Total undisco-unted	Less offering expenses and discounts	Total discounted
	New Israeli Shekels in millions
Principal payments of long term indebtedness:
Notes payable series B (*)	122	122	122				366	(1)	365
Notes payable series C (*)			235	469			704	(2)	702
Notes payable series D				218	218	109	545	(4)	541
Notes payable series E	187	187	187	187			748	(9)	739
Bank borrowing A (*)			177	355			532		532
Bank borrowing C				25	50		75		75
Bank borrowing D	25	25	25	50	50		175		175
Bank borrowing E					152		152		152
Bank borrowing F (*)					200		200		200
Expected interest payments of long term borrowings and notes payables (*)	129	114	98	111	29	2	483		483
Trade and other payables	849						849		849
Derivative financial instruments	1						1		1
	1,313	448	844	1,415	699	111	4,830	(16)	4,814

(*) Linked to the CPI as of December 31, 2013

See notes 15 and 16 in respect of bank borrowings and notes payable respectively.

b.	Capital risk management

Credit rating: on June 20, 2013 Standard & Poor's Maalot ("S&P Maalot") reaffirmed the Company’s credit rating and raised the Company's rating outlook to ilAA-/Stable on a local scale.

See note 15(2) regarding financial covenants.

See note 21(c) regarding dividends.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

c.	Fair values of financial instruments

As detailed in note 2(j) the financial instruments are categorized as following:

Fair Value Through Profit or Loss (FVTPL); Loans and Receivables (L&R); Amortized Cost (AC). The financial instruments that are categorized FVTPL are derivative financial instruments. Their fair values are calculated by discounting estimated future cash flows based on the terms and maturity of each contract and using forward rates for a similar instrument at the measurement date. All significant inputs in this technique are observable market data and rely as little as possible on entity specific estimates – this method matches the "Level 2" fair value measurement level hierarchy. There were no transfers between fair value levels during the year.

Carrying amounts and fair values of financial assets and liabilities, and their categories:

		December 31, 2012			December 31, 2013
	Category	Carrying amount	Fair value	Interest rate used (**)	Carrying amount	Fair value	Interest rate used (**)
		New Israeli Shekels in millions
Assets
Cash and cash equivalents	L&R	548	548		481	481
Trade receivables	L&R	1,906	1,907	6.77%	1,340	1,343	6.24%
Other receivables (*)	L&R	20	20		20	20
Derivative financial instruments	FVTPL Level 2	1	1		2	2
Liabilities
Notes payable series B	AC	478	503	Market quote	365	387	Market quote
Notes payable series C	AC	688	741	Market quote	702	766	Market quote
Notes payable series D	AC	540	515	Market quote	541	537	Market quote
Notes payable series E	AC	921	987	Market quote	739	808	Market quote
Trade and other payables (*)	AC	962	962		849	849
Bank borrowing A	AC	522	545	1.83%	532	567	1.09%
Bank borrowing C	AC	175	194	3.51%	75	91	2.13%
Bank borrowing D	AC	175	194	3.51%	175	201	2.13%
Bank borrowing E (*)	AC	376	376		152	152
Bank borrowing F	AC	485	519	1.71%	200	221	1.69%
Parent group – trade (*)	AC	70	70		-	-
Finance lease obligation (*)	AC	1	1		-	-
Derivative financial instruments	FVTPL Level 2	14	14		1	1

(*)	The fair value of these financial instruments equals their carrying amounts, as the impact of discounting is not significant.

(**)
The fair values of the notes payable are quoted market prices at the end of the reporting period are within level 1 of the fair value hierarchy. The fair values of other instruments under L&R and AC categories were calculated based on observable weighted average of interest rates derived from quoted market prices of the Group's notes payable of similar terms and nature, are within level 2 of the fair value hierarchy.

See also notes 15 and 16 in respect of bank borrowings and notes payable.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – TRADE RECEIVABLES

(a)	Composition:

	New Israeli Shekels
	December 31
	2012	2013
	In millions
Trade (current and non-current)	2,212	1,590
Deferred interest income	(84)	(48)
Allowance for doubtful accounts	(222)	(202)
	1,906	1,340
Current	1,397	1,051
Non – current	509	289

Non-current trade receivables bear no interest. These balances are in respect of equipment sold in installments (18-36 monthly payments). The current amount is computed on the basis of the interest rate relevant at the date of the transaction (2012 – 6.77% - 7.25%) (2013 – 6.24% - 6.95%).

During 2012 and 2013 the Company factored non-current trade receivables resulting from sales of handsets through credit cards in an amount of NIS 321 million and NIS 272 million, respectively. The factoring was executed through a clearing company, on a non-recourse basis. The factoring of accounts receivable was recorded by the Company as a sale transaction under the provisions of IAS 39. The resulting costs were charged to "finance expenses" in the statement of income, as incurred.

The Group does not have continuing involvement in the factored trade receivables.

(b)	Allowance for doubtful accounts:

The changes in the allowance for the years ended December 31, 2011, 2012 and 2013 are as follows:

	New Israeli Shekels
	Year ended
	2011	2012	2013
	In millions
Balance at beginning of year	256	244	222
Receivables written-off during the year as uncollectible	(55)	(69)	(70)
Charge or expense during the year	43	47	50
Balance at end of year	244	222	202

Doubtful accounts expenses are recorded in the statement of income under General and Administrative expenses.

See note 7(a)(3) regarding trade receivables credit risk.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – TRADE RECEIVABLES (continued)

(b)   Allowance for doubtful accounts (continued)

The aging of gross trade receivables and their respective allowance for doubtful accounts as of December 31, 2012 and 2013 is as follows:

	New Israeli Shekels
	December 31
	2012		2013
	In millions
	Gross	Allowance	Gross	Allowance
Not past due	1,867	31	1,315	16
Past due less than one year	163	60	117	64
Past due more than one year	182	131	158	122
	2,212	222	1,590	202

NOTE 9 – INVENTORY

	New Israeli Shekels
	December 31
	2012	2013
	In millions
Handsets	67	69
Accessories and other	12	11
Spare parts	12	8
ISP modems, routers, servers and related
equipment	7	5
	98	93

Write-offs recorded	2	2
Cost of inventory recognized as expenses and included in cost of revenues for the year ended	841	705

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – PROPERTY AND EQUIPMENT

	Communication network	Computers and information systems(**)	Optic fibers and related assets	Office furniture and equipment	Property and leasehold improvements	Total
	New Israeli Shekels In millions
Cost
Balance at January 1, 2011	2,129	317	328	21	228	3,023
Acquisition of 012 Smile	101	27		7	24	159
Additions in 2011	217	45	37	5	37	341
Disposals in 2011	57	35	1	3	24	120
Balance at December 31, 2011	2,390	354	364	30	265	3,403

Additions in 2012	295	61	48	3	17	424
Disposals in 2012	184	14		2	4	204
Balance at December 31, 2012	2,501	401	412	31	278	3,623

Additions in 2013	208	2	38	*	10	258
Disposals in 2013	205	71	-	1	74	351
Balance at December 31, 2013	2,504	332	450	30	214	3,530

Accumulated Depreciation
Balance at January 1, 2011	714	110	44	13	84	965
Depreciation in 2011	369	66	26	6	35	502
Disposals in 2011	55	35		2	23	115
Balance at December 31, 2011	1,028	141	70	17	96	1,352

Depreciation in 2012	352	62	23	5	42	484
Disposals in 2012	183	14		2	4	203
Balance at December 31, 2012	1,197	189	93	20	134	1,633

Depreciation in 2013	318	61	27	3	48	457
Disposals in 2013	205	71	-	1	74	351
Balance at December 31, 2013	1,310	179	120	22	108	1,739

Carrying amounts, net

At December 31, 2011	1,362	213	294	13	169	2,051
At December 31, 2012	1,304	212	319	11	144	1,990
At December 31, 2013	1,194	153	330	8	106	1,791

 (*) Representing an amount less than 1 million.

 (**) Including finance leased in an immaterial amount.

	New Israeli Shekels
	Year ended December 31
	2011	2012	2013
	In millions
Depreciation expenses charged to the income statement:
Cost of revenues	470	454	427
Selling and marketing expenses	15	13	13
General and administrative expenses	17	17	17
	502	484	457
Cost additions include capitalization of salary and employee related expenses	16	24	42

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 –INTANGIBLE ASSETS

Intangible assets with finite economic useful lives:

	Licenses	Trade name	Customer relationships	Subscriber acquisition and retention costs	Computer software(*)	Total
	New Israeli Shekels In millions
Cost
Balance at January 1, 2011	2,085		18	66	414	2,583
Acquisition of 012 Smile	3	73	258	35	39	408
Additions in 2011				33	127	160
Disposals in 2011				51	112	163
Balance at December 31, 2011	2,088	73	276	83	468	2,988
Additions in 2012				9	134	143
Disposals in 2012				20	139	159
Balance at December 31, 2012	2,088	73	276	72	463	2,972
Additions in 2013				7	155	162
Disposals in 2013				67	45	112
Balance at December 31, 2013	2,088	73	276	12	573	3,022

Accumulated amortization and impairment
Balance at January 1, 2011	1,173		13	40	280	1,506
Amortization in 2011	81	4	29	52	75	241
Impairment charge in 2011		14	73	27		114
Disposals in 2011				51	112	163
Balance at December 31, 2011	1,254	18	115	68	243	1,698
Amortization in 2012	82	5	25	19	85	216
Disposals in 2012				20	139	159
Balance at December 31, 2012	1,336	23	140	67	189	1,755
Amortization in 2013	82	5	24	9	92	212
Disposals in 2013				67	45	112
Balance at December 31, 2013	1,418	28	164	9	236	1,855

Carrying amounts, net
At December 31, 2011	834	55	161	15	225	1,290
At December 31, 2012	752	50	136	5	274	1,217
At December 31, 2013	670	45	112	3	337	1,167

	New Israeli Shekels
	Year ended December 31
	2011	2012	2013
	In millions
Amortization expenses, including impairment charges, charged to the income statement:
Cost of revenues	238	187	183
Selling and marketing expenses	117	29	29
	355	216	212

(*) Cost additions include capitalization of salary and employee related expenses	29	37	45

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – DEFERRED EXPENSES – RIGHT OF USE

New Israeli Shekels in millions
Cost
Balance at January 1, 2011	-
Acquisition of 012 Smile	311
Additional payments in 2011	27
Balance at December 31, 2011	338
Additional payments in 2012	25
Balance at December 31, 2012	363
Additional payments in 2013	17
Balance at December 31, 2013	380

Accumulated amortization and impairment
Balance at January 1, 2011	-
Amortization during the period (*)	29
Impairment charge (see note 13(a)(2))	148
Balance at December 31, 2011	177
Amortization in 2011	26
Balance at December 31, 2012	203
Amortization in 2013	31
Balance at December 31, 2013	234

Carrying amount, net
At December 31, 2011	161
Current	19
Non-current	142

Carrying amount, net
At December 31, 2012	160
Current	22
Non-current	138

Carrying amount, net
At December 31, 2013	146
Current	28
Non-current	118

See also note 18(5).

(*) The amortization was recorded for the period beginning March 3, 2011 the date of acquisition of 012 Smile, and until December 31, 2011.

The amortization charges are charged to cost of revenues in the statement of income.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – IMPAIRMENT TESTS

a.	Impairment tests of assets with finite useful economic lives

(1)
Subscriber acquisition and retention costs

In August 2011, an amendment to the Telecommunications Law was enacted with respect to exit fees charged from subscribers of various other telecommunications operators: cable and satellite, internet, fixed-line telephony and international telephony. According to the amendment, new subscribers may not be charged exit fees while existing subscribers with average monthly bills lower than NIS 5,000, may be charged exit fees of no more than 8% of the subscriber's average monthly bill for operator’s services until termination, multiplied by the balance of the remaining number of months in the commitment period.

As a result, the Group recorded in 2011 an impairment of intangible asset of VOB and ISP subscriber acquisition costs (fixed-line segment) in an amount of NIS 27 million. The impairment was charged to cost of revenues.

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

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – IMPAIRMENT TESTS

a.	Impairment tests of assets with finite useful economic lives(continued)

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

The impairment test as at December 31, 2011 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. See also notes 2(i), 4(a)(3).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – IMPAIRMENT TESTS

b.	Goodwill impairment tests

The goodwill acquired in a business combination was allocated on acquisition date March 3, 2011 to the fixed-line segment in an amount of NIS 494 million (see note 5).

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

	ISP/VOB and ILD group of CGUs	Transmission and PRI CGU
Terminal growth rate	(0.4)%	1%
After-tax discount rate	12.1%	11.5%
Pre-tax discount rate	14.9%	15%

The value-in-use calculations as of December 31, 2011 included all factors in real terms. The assumptions presented above for the ISP/VOB group of CGUs are derivative of the growth rate, after tax discount rate, and pre-tax rate for the ISP/VOB CGU: 0%, 11.5%, and 13.1%, and for the ILD CGU:   (-1)%, 13%, and 17.6%, respectively.

The impairment test as of December 31, 2011 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 4(a)(4) and note 2(h).

As a result of the impairment test, the Group recorded as of December 31, 2011 an impairment charge to goodwill in respect of the ISP/VOB and ILD group of CGUs in 2011 in the amount of NIS 87 million.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – IMPAIRMENT TESTS (continued)

b.
Goodwill impairment tests(continued)

Goodwill impairment test as of December 31, 2012

Since the beginning of 2012, management undertook a program to integrate the fixed-line segment structure that included aggregating all the fixed-line activities of the Group under the responsibility of Head of Fixed-Line Division. As a result of this integration the reporting and monitoring structure was aligned with the fixed-line segment and goodwill was allocated to a single group of CGUs which constitute all the operations of the fixed-line segment, in an amount of NIS 407 million.

For the purpose of impairment testing as of December 31, 2012 and thereafter, this group of CGUs represents the lowest level within the Group at which goodwill is monitored by management for internal reporting purposes.

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

Terminal growth rate	(negative 0.2%)
After-tax discount rate	11.7%
Pre-tax discount rate	15.7%

The impairment test as of December 31, 2012 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 4(a)(4) and note 2(h).

As a result of the impairment test, the Group determined that no goodwill impairment exists as of December 31, 2012.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – IMPAIRMENT TESTS (continued)

b.
Goodwill impairment tests(continued)

Goodwill impairment test as of December 31, 2013

Goodwill is allocated to a single group of CGUs which constitute all the operations of the fixed-line segment, in an amount of NIS 407 million.

For the purpose of the goodwill impairment test as of December 31, 2013, the recoverable amount was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rates do not exceed the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

Terminal growth rate	(negative 0.3%)
After-tax discount rate	11.7%
Pre-tax discount rate	15.8%

The impairment test as of December 31, 2013 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 4(a)(4) and note 2(h).

As a result of the impairment test, the Group determined that no goodwill impairment exists as of December 31, 2013.

Sensitivity Analysis:

The headroom of the fixed line segment assets fair value over the book value as of December 31, 2012 and 2013 was approximately 13.6% and approximately 9.5% respectively.

Sensitivity analysis was performed for the recoverable amount as of December 31, 2013 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 11.7% (10.53% to 12.87%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable minus 0.3% (minus 1.3% to 0.7%), assuming all other variables constant. Results showed that no impairment charge is required. However, considering an extreme scenario whereby increasing the discount rate above 12.3% and simultaneously decreasing the permanent growth rate below minus 0.8% would indicate impairment.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – PROVISIONS

	Dismantling and restoring sites obligation	Legal claims*	Handset warranty
	New Israeli Shekels In millions
Balance as at January 1, 2013	28	55	5
Additions during the year	2	21	12
Reductions during the year	*	(14)	(12)
Unwind of discount	1
Balance as at December 31, 2013	31	62	5
Non-current	31	-	-
Current	-	62	5

Balance as at December 31, 2012	28	55	5
Non-current	28	-	-
Current	-	55	5

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

The Israeli Prime interest rate is determined by the Bank of Israel and updated on a monthly basis. The Israeli Prime interest rate as of December 31, 2012 and 2013 was 3.25% and 2.5% per year, respectively.

Bank borrowings as of December 31, 2013:

	Total principal outstanding (NIS m)	Date originally received	Linkage terms	Annual interest rate
Borrowing A (*)	532	Nov. 11, 2010	CPI	2.75% CPI adj.
Borrowing C	75	June 8, 2010		5.7% fixed
Borrowing D	175	June 9, 2010		5.7% fixed
Borrowing E	152	May 8, 2011		Prime minus 0.025%
Borrowing F (*)	200	April 10, 2011	CPI	3.42% CPI adj.
	1,134

(*) The principal amounts include CPI linkage differences as of December 31, 2013

See note 7 (a) (4) as to the maturities of the borrowings.

See note 7 (c) as to the fair value of the borrowings.

Principal prepayments made:

Loan C: On May 9, 2013, the Company prepaid the current portion of principal outstanding of the loan in the amount of NIS 25 million, which was due originally in June 8, 2014. On June 18, 2013, the Company prepaid the current portion of principal outstanding of the Loan in the amount of NIS 25 million, which was due originally on June 8, 2015. On December 19, 2013, the Company prepaid the current portion of principal outstanding of the Loan in the amount of NIS 50 million, which was due originally on June 8, 2016 and 2017.

Loan E: On May 9, 2013, the Company prepaid the current portion of principal outstanding of the Loan in the amount of NIS 112 million, which was due originally in May 8, 2014. On June 18, 2013, the Company prepaid current portion of principal outstanding of the Loan in the amount of NIS 112 million, which was due originally in May 8, 2015.

Loan F: On June 19, 2013, the Group prepaid the current portion of linked principal outstanding of the loan in the amount of NIS 145 million, which was due originally in December 31, 2014. On November 20, 2013, the Group prepaid the current portion of linked principal outstanding of the loan in the amount of NIS 148 million, which was due originally in December 31, 2015.

The Group paid prepayment fees in 2013 in a total amount of NIS 17 million, recorded in interest costs.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15– BANK BORROWINGS (continued)

(2)	Financial covenants:

The terms of bank loans require the Group to comply with financial covenants on a consolidated basis. Their main provisions are two ratios:

(1)
The ratio of (a) the amount of all financial obligations of the Company including bank guarantees that the Company has undertaken ("Total Debt") to (b) EBITDA less Capital Expenditures shall not exceed 6.5 (the ratio as of December 31, 2012 and 2013 was 4.3 and 5.2, respectively); and

(2)	The ratio of (a) Total Debt to (b) the EBITDA of the Company shall not exceed 4 (the ratio as of December 31, 2012 and 2013 was 2.8 and 3.2, respectively).

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

The usage of the term "Adjusted EBITDA" as in note 6 segment information is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and employee share based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods.

The Group was in compliance with all covenants stipulated for the years 2012 and 2013. The covenants are measured every six months on an annualized basis of twelve months and are based on the financial results for the preceding period of twelve months.

(3)	Negative pledge:

The Company provided the banks with a negative pledge undertaking (i.e., not to pledge any of its assets to a third party), except for a number of exceptions that were agreed upon, including pledge (other than by way of floating charge) in favor of a third party over specific assets or rights of the Company, securing obligations no greater than NIS 100 million in aggregate. See note 7 regarding the Company's exposure to market risks and liquidity risk.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - NOTES PAYABLE

General

The notes are unsecured non-convertible and listed for trade on the TASE.

The Notes have been rated ilAA-, on a local scale, by Standard & Poor’s Maalot.

See note 7 (a) (4) as to the maturities of the notes.

See note 7 (c) as to the fair value of the notes.

Notes payable series B

On November 29, 2009 the Company issued to Israeli institutional investors approximately NIS 448 million of Series B notes through a private placement in Israel. The notes are linked (principal and interest) to changes in the Israeli consumer price index (CPI). The principal amount of Series B notes is repayable in four equal annual installments between 2013 and 2016 and bears interest at an annual rate of 3.4%. The interest is payable on a semi-annual basis.

Notes payable series C

On April 25, 2010 the Company issued Series C Notes in a principal amount of NIS 200 million payable in 3 equal annual installments on December 30 of each of the years 2016 through 2018, bearing a fixed annual interest rate of 3.35%, payable semi-annually. Series C Notes (principal and interest) are linked to the Israeli Consumer Price Index ("CPI").

On February 24, 2011, the Company issued an additional NIS 444 million in principal amount of Series C Notes to classified institutional investors in Israel in a private placement (the "Additional Notes"). The value of the principal issued, including CPI linkage differences and accumulated interest that was payable to that date was approximately NIS 463 million. The terms of the Additional Notes are identical to the terms of the previously issued outstanding Series C Notes.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - NOTES PAYABLE (continued)

Notes payable series D

On April 25, 2010 the Company issued Series D Notes in a principal amount of NIS 400 million. The principal amount of Series D notes is repayable in five equal annual installments between 2017 and 2021 and is not linked. The principal bears variable interest that is based on the yield of 12 month government bonds ('Makam') issued by the government of Israel and updated quarterly, plus additional annual interest of 1.2%. The interest is payable quarterly. The interest rates paid (in annual terms, and including the additional interest of 1.2%) for the period From October 1, 2013 to December 30, 2013 was 2.26%

On May 4, 2011 the Company issued an additional NIS 146 million in principal amount of Series D Notes in a public offering in Israel (the "Additional Notes"). The terms of the Additional Notes are identical to the terms of the previously issued outstanding Series D Notes. The Additional Notes were issued with a price per unit (each unit comprised of NIS 1,000 par value) of NIS 992.

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

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. See also note 2(k).

(1)
Defined contribution plan:

The Group had contributed NIS 14 million, NIS 17 million, NIS 15 million for the years 2011, 2012 and 2013 respectively, in accordance with Section 14 of the Israeli Severance Pay Law. See also note 2(k)(i)(1).

(2)	Defined benefit plan: The amounts recognized in the statement of financial position, in respect of a defined benefit plan (see note 2k(i)(2)) include the following:

	New Israeli Shekels
	December 31
	2012	2013
	In millions
Present value of funded obligations	190	190
Less: fair value of plan assets	140	145
Liability for employee rights upon retirement, net – presented as non-current liability	50	45

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

Changes during the year in the obligation recognized for post-employment defined benefit plans were as follows:

	New Israeli Shekels in millions
	Present value of obligation	Fair value of plan assets	Total
At January 1, 2012	177	(132)	45
Current service cost	33		33
Interest expense (income)	8	(6)	2
Remeasurements:
Experience loss (gain)	21	(11)	10
Loss (gain) from change in financial assumptions	7		7
Return on plan assets		*	*
Employer contributions		(26)	(26)
Benefits paid	(56)	35	(21)
At January 1, 2013	190	(140)	50

Current service cost	23		23
Interest expense (income)	7	(6)	1
Remeasurements:
Experience loss (gain)	23	(15)	8
Loss (gain) from change in financial assumptions	1		1
Return on plan assets		*	*
Employer contributions		(21)	(21)
Benefits paid	(54)	37	(17)
Balance at December 31, 2013	190	(145)	45

* Representing an amount of less than NIS 1 million

The expected contribution to the defined benefit plan during the year ended December 31, 2014 is approximately NIS 17 million.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

The amounts recognized in the income statement and other comprehensive income are as follows:

	New Israeli Shekels
	Year ended December 31
	2011	2012	2013
	In millions
Current service cost	31	33	23
Interest expense	3	2	1
Total expenses recognized in the income statement	34	35	24
Charged to the statement of income as follows:
Cost of revenues	19	20	13
Selling and marketing expenses	9	10	8
General and administrative expenses	3	3	2
Finance costs, net	3	2	1
	34	35	24
Remeasurement losses net, recognized in the statement of comprehensive income, before tax	21	17	9
Actual return on plan assets	(5)	6	6

The principal actuarial assumptions used were as follows

	December 31
	2012	2013
	%	%

Interest rate weighted average	4.2%	4.2%
Inflation rate weighted average	2.6%	2.4%
Expected turnover rate	8% - 55%	8% - 55%
Future salary increases	1% - 26%	1% - 26%

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

The sensitivity of the defined benefit obligation to changes in the principal assumptions is:

	December 31, 2013
	NIS in millions
	Increase of 10% of the assumption	Decrease of 10% of the assumption
Interest rate	(1.2)	1.2
Expected turnover rate	0.3	(0.4)
Future salary increases	0.8	(0.7)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method has been applied as when calculating the pension liability recognized within the statement of financial position.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

The defined benefit plan exposes the Group to a number of risks, the most significant are asset volatility, and a risk that salary increases will be higher than expected in the actuarial calculations.

The assets are invested in provident funds, managed by managing companies and are subject to laws and regulations, and supervision (including investment portfolio) of the Capital Markets, Insurance and Saving Division of the Israeli Ministry of Finance.

Expected maturity analysis of undiscounted defined benefits as at December 31, 2013:

NIS in millions
2014	38
2015	16
2016	13
2017 and 2018	23
2019 and thereafter	140
230

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – COMMITMENTS

(1)	Royalty Commitments

Until 2012, the Group was obliged to pay royalties to the Government of Israel on its "income from mobile telephone services" and also income from "fixed-line phone services" as defined in the " Communications Regulations (Telecommunications and Broadcasting) (Royalties), 2001" (hereafter – the Regulations), including ILD services.

Following amendments of the Regulations, the rates were gradually reduced as follows:

	Royalty rates on income from mobile telephone services provided under the Mobile Telephone License	Royalty rates on income from domestic fixed-line services and ILD services provided under the Fixed Line Licenses
Year 2011	1.75%	1%
Year 2012	1.3%	1%
Year 2013 onwards	0%	0%

The Government royalty expenses were included in cost of revenues, see note 22(a).

(2)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. For the year 2011, the Company paid an amount of NIS 11 million which is after a deduction of amounts the Company was eligible to receive in accordance with the High Court of Justice's decision; the amount due before the reduction was approximately NIS 58 million. For the years 2012 and 2013 the Company paid a total amount of approximately NIS 59 and NIS 60 million, respectively.  See also note 20(b)(1).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – COMMITMENTS (continued)

(3)
At December 31, 2013, the Group is committed to acquire property and equipment and software elements for approximately NIS 59 million, mainly for the upgrade of the networks and the deployment of a fourth generation network.

(4)
At December 31, 2013, the Group is committed to acquire inventory in an amount of approximately NIS 1,077 million; of which an amount of NIS 18 million is from Scailex, a related party. This includes the following: the Company has signed in 2012 an agreement with Apple Distribution International for the purchase and resale of iPhone handsets and accessories in Israel (the "Apple Agreement"). The term of the Apple Agreement is three years, during which Partner has agreed to purchase a minimum quantity of iPhone handsets per year, which will represent a significant portion of the Company's expected handset purchases over that period.

(5)	Right of Use (ROU)

012 Smile signed a long-term agreement with a service provider to receive indefeasible Rights of Use (ROU) of international capacity through submarine infrastructure until 2023 with an option to extend the agreement until 2027. As of December 31, 2013, 012 Smile is committed to pay for capacities over the following years an amount of NIS 259 million. The committed annual payments (excluding maintenance fees) as of December 31, 2013 are:

New Israeli Shekels in millions
2014	16
2015	16
2016	32
2017	35
2018 and thereafter	160
259

In addition, under the terms of the ROU agreements, 012 Smile is committed to pay annual maintenance fees during the usage period. The total aggregated expected maintenance fee for the years 2014-2023 is approximately NIS 117 million. All payments under the ROU agreements are linked to the USD.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – COMMITMENTS (continued)

(6)
In April 2012 - the Company entered into a five-year agreement with Bezeq - The Israel Telecommunication Corp., Ltd. ("Bezeq"), effective as of January 1, 2012, for the supply of transmission services for use in Partner's mobile network ("the Bezeq Agreement"). According to the Bezeq Agreement, the minimum annual commitment is NIS 55 million for the year 2012 and will gradually increase to NIS 71 million for the year 2016 due to the increase in the scope of the capacity to be purchased in accordance with the layout agreed upon by the parties. The minimum commitment as of December 31, 2013 is NIS 203 million.

(7)	Liens and guarantees

The Group has provided bank guarantees in respect of licenses (see note 1(d)).

In addition, the Group has provided bank guarantees in favor of other parties in an aggregate amount of approximately NIS 24 million as of December 31, 2013.

(8)	License for the use of the orange brand

The Company has entered into a brand license agreement with Orange International Developments Limited, a subsidiary of Orange Limited, formerly Orange plc further assigned to Orange Brand Services Limited, a member of the France Telecom Group (“Orange”). Under this agreement, the Company has the exclusive right to use the Orange brand in Israel. The term of the brand license agreement began on July 1, 1998. The license was royalty-free until June 2013; however, pursuant to an amendment to the brand license agreement negotiated in January 2012 with Orange Brand Services Limited, a member of the France Telecom Group, the Company began paying royalties in April 1, 2012 for a period of 15 years.

Royalties payable are based on a percentage of the Company’s relevant revenues from the provision of services offered under the Orange brand.

Under the brand license agreement, the Company is required to comply with the Orange brand guidelines established by Orange. The Company has the right to use the Orange brand as long as it is able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel.

(9)	Financial covenants and negative pledge – see note 15(2), (3).

(10)	Operating leases – see note 19.

(11)	See note 28 with respect to network sharing and right of use agreements

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 – OPERATING LEASES

The Group has entered into operating lease agreements as follows:

(1)
The Group leases its headquarter facilities in Rosh Ha-ayin, Israel, with a total of approximately 56,163 gross square meters (including parking lots). The lease term is until the end of 2024. The rental payments are linked to the Israeli CPI.

(2)
The Group also leases five call centers in Haifa, Jerusalem, Rehovot, Rishon Lezion and Beer-Sheva and also retail stores. The leases for each site have different lengths and specific terms. Lease agreements for service centers and retail stores for a period of two to ten years. The Group has options to extend some lease contract periods for up to twenty years (including the original lease periods). Some of the rental payments are linked to the dollar or to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

(3)
Lease agreements in respect of cell sites and switching stations throughout Israel are for periods of two to ten years. The Company has an option to extend some of the lease contract periods for up to ten years (including the original lease periods). Some of the rental payments fees are linked to the dollar or linked to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

(4)	As of December 31, 2013 operating lease agreements in respect of vehicles are for periods of up to three years. The rental payments are linked to the Israeli CPI.

(5)	Non-cancelable minimum operating lease rentals in respect of all the above leases are payable including option periods which are reasonably certain are as follows:

New Israeli Shekels
December 31, 2013
In millions
2014	232
2015	206
2016	180
2017	155
2018-2019	232
2020-2021	148
2022-2023	91
2024 and thereafter	38
1,282

(6)	The rental expenses for the years ended December 31, 2011, 2012 and 2013 were approximately NIS 296 million, NIS 290 million, and NIS 271 million, respectively.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – LAWSUITS AND LITIGATIONS

A.	Claims

Total provision recorded in the financial statements in respect of all lawsuits against the Group amounted to NIS 62 million at December 31, 2013. See also notes 2(m)(1), 14.

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

Described hereunder are the outstanding consumer purported class actions with respect to lawsuits with a total claim amount of NIS 5,965 million or which have not been quantified, broken down by the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	15	452
NIS 100- 400 million	8	1,806
NIS 400 million -NIS 1 billion	2	1,008
Over NIS 1 billion	1	2,700
Unquantified claims	2	-
Total	28	5,965

With respect to 4 of the claims mentioned in the table above, the court approved these claims as class actions:

1.
During 2008, several claims and motions to certify the claims as class actions were filed against several international telephony companies including 012 Smile. The plaintiffs allege that with respect to prepaid calling card services, the defendants misled the consumers regarding certain issues, charged consumers in excess, and formed a cartel that arranged and raised the prices of calling cards. The total amount of damages claimed by the plaintiffs against 012 Smile is approximately NIS 354 million. On November 3, 2010, the court granted the plaintiffs' request and certified the lawsuit as a class action against all of the defendants. On May 10, 2012, the parties signed a settlement agreement regarding the amended request and regarding an additional lawsuit in an amount of NIS 2.7 billion, dealing with similar issues. On March 11, 2013, the parties signed a revised settlement agreement, and on May 26, 2013, the court approved the settlement agreement.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

2.
During 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that in the process of generating bills to its customers, Partner wrongfully miscalculates the number of minutes consumed by a customer multiplied by the tariff per minute, in Partner's favor. The total amount of damages claimed by the plaintiffs is approximately NIS 2 million. On August 18, 2011, the court granted the plaintiff's request and certified the lawsuit as a class action. On January 10, 2012, the parties filed an agreed request for the court's approval of a settlement agreement reached by the parties. On January 31, 2013, the court approved the settlement agreement of which Partner had fully implemented.

3.
On April 13, 2011, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner sent a message to its customers that their internet package was fully utilized before it was fully utilized. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 4.6 million. On June 26, 2013, The Court approved the motion and recognized the lawsuit as a class action. On August 19, 2013, Partner filed a request to appeal to the Supreme Court. It should be noted that Partner estimates that even if the claim will be decided in favor of the relevant customers, the damages that Partner will be required to pay for will be immaterial.

4.
On May 12, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company misled certain subscribers with respect to terms and conditions of a content back up service for cellular handsets. The total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 35 million. On August 27, 2013, the Court approved the motion and recognized the lawsuit as a class action. Partner estimates that even if the claim will be decided in favor of the relevant customers, the damages that Partner will be required to pay for will be immaterial.

With respect to 5 claims mentioned in the table above, with a total amount of NIS 435 million (other than the 4 claims mentioned above), the parties filed requests to approve settlement agreements and with respect to an additional claim in the amount of NIS 46 million, the court approved a settlement agreement.

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

Described hereunder are the outstanding consumer purported class actions with respect to lawsuits with a total claim amount of NIS 1,231 million or which have not been quantified, broken down by the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	14	319
NIS 100-400 million	2	352
NIS 400 million -NIS 1 billion	1	560
Unquantified claims	3	-
Total	20	1,231

With respect to the claims in the above table, there are 3 claims that the court approved as class actions:

1.
On July 14, 2010, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that during the period between September 3, 2007 and December 31, 2008, Partner charged some of its subscribers for a time unit which is longer than 12 seconds while this charge was inconsistent with Partner's license. On September 6, 2012, the court certified the claim as a class action. On March 24, 2013, the parties filed a settlement agreement which was approved by the court on August 5, 2013.

2.
On September 26, 2011, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner unlawfully charged payments from customers who requested to port-in their phone number from another cellular operator for services which were given to them prior to the completion of the port-in. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 25 million. On March 3, 2013, the Tel-Aviv District Court approved the motion and recognized the lawsuit as a class action. Partner estimates that even if the claim will be decided in favor of the relevant customers, the damages that Partner will be required to pay for will be immaterial.

3.
On May 6, 2010, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner unlawfully charged its customers for opening handsets that were locked for use on other cellular networks (sim lock). The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 20 million. On August 25, 2013, The Court approved the motion and recognized the lawsuit as a class action.  On October 8, 2013, Partner filed a request to appeal to the Supreme Court. It should be noted that Partner estimates that the damages that Partner will be required to pay will be immaterial.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

With respect to 2 lawsuits mentioned in the table above, with a total amount of NIS 120 million (other than the 3 claims mentioned above), the parties filed requests to approve a settlement agreement and with respect to an additional claim in the amount of NIS 560 million, the court approved a settlement agreement.

In addition to the claims in the above table, during 2013, the court dismissed a claim and its request to certify the claim as a class action in an amount of NIS 8,089 million.

2.	Environmental claims

This category includes two lawsuits and motions for the recognition of these lawsuits as class actions with respect to environmental issues. As of the date of approval of these financial statements, the amounts claimed from this group sum up to NIS 4,610 million. On November 7, 2013, the parties filed requests to approve a settlement agreement for both lawsuits.

3.	Employees and suppliers claims

On May 22, 2011, a civil claim was filed against Partner. The claim alleges that Partner breaches copyrights that allegedly belong to the plaintiff. The total amount claimed from Partner is approximately NIS 40 million. The claim is still in the preliminary stages and a number of hearings have been held.

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

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators. This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36. Between January 3, 2006 and December 31, 2013 the Company provided the local authorities with 448 indemnification letters as a pre-condition for obtaining building permits.

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

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange Ltd. under the symbol "PTNR", and are quoted on the NASDAQ Global Select Market™, in the form of American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, under the symbol "PTNR", according to the dual listing regulations. The ADSs are evidenced by American Depositary Receipts ("ADRs"). Since November 2011, Citibank, N.A. serves as the Company's depository for ADSs.

Under the provisions of the Company's licenses (note 1(d)), restrictions are placed on transfer of the Company's shares and placing liens thereon. The restrictions include the requirement that the advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company's shares to a third party.

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

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees – share options

(1)	Description of share option plan

Share options were granted to employees in accordance with the 2004 Share Option Plan (the "Plan"). The total number of Company's shares reserved for issuance upon exercise of all options granted under the Plan is 13,917,000 shares. Upon exercise each option derives one ordinary share that confers the same rights as the other ordinary shares of the Company. The Plan's principal terms include:

-	Exercise price adjustment:

The exercise price shall be reduced in the following events: (1) Dividend distribution other than in the ordinary course, (2) Ordinary dividend: For some options by a dividend in excess of 40% of the Company’s net income for the relevant period per share, and for some options by the gross dividend amount per share ("Full Dividend Mechanism").

-
Cashless exercise:  Most options may only be exercised on a cashless basis, other option holders may choose between cashless exercise and the regular option exercise procedure. In accordance with such cashless exercise, the option holder would receive from the Company, without payment of the exercise price, only the number of shares whose aggregate market value equals the economic gain which the option holder would have realized by selling all the shares purchased at their market price, net of the option exercise price.

(2)	Information in respect of options granted under the Plan

Through December 31, 2013
Number of options or shares
Options granted	19,688,115
Shares issued upon exercises	(5,669,407)
Options cancelled upon net exercises, expiration and forfeitures	(7,090,326)
Outstanding	6,928,382
Of which:
Exercisable	4,818,696
Vest in 2014	1,865,103
Vest in 2015	194,583
Vest in 2016	50,000

Ungranted	1,319,211

As of December 31, 2013 the company expects to record a total amount of compensation expenses of approximately NIS 4 million during the next three years with respect to the options.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

(3)	Options status summary as of December 31, 2011, 2012 and 2013 and the changes therein during the years ended on those dates:

	Year ended December 31
	2011		2012		2013
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		NIS		NIS		NIS
Balance outstanding at the
beginning of the year	6,826,275	55.88	6,452,891	52.98	7,523,748	44.02
Changes during the year:
Granted	2,977,275	50.87	1,795,340	18.42	292,500	25.36
Exercised	(1,454,250)	47.57	-		(75,640)	13.66
Forfeited	(1,896,409)	56.59	(449,266)	54.97	(322,009)	30.63
Expired			(275,217)	56.07	(490,217)	54.31
Balance outstanding at the end of the year	6,452,891	52.98	7,523,748	44.02	6,928,382	43.46
Balance exercisable at the end of the year	2,145,389	53.49	3,723,702	53.61	4,818,696	52.02
Shares issued	396,532		-		41,294

	Options granted in 2011	Options granted in 2012	Options granted in 2013
Weighted average fair value of options granted using the Black & Scholes option-pricing model – per option (NIS)	6.28	3.74	6.74
The above fair value is estimated on the grant date based on the following weighted average assumptions:
Expected volatility	27%	30.46%	34.43%
Risk-free interest rate	3.65%	2.52%	1.78%
Expected life (years)	3	3	3
Dividend yield	5.01%	*	*

*   Due to the Full Dividend Mechanism the expected dividend yield used in the fair value determination of such options was 0% for the purpose of using the Black & Scholes option-pricing model.

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

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

(4)	Information about outstanding options by expiry dates

Share options outstanding as of December 31, 2013 have the following expiry dates and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS
2014	773,666	53.16
2015	13,375	26.21
2016	32,500	29.45
2017	71,000	53.44
2019	1,268,271	51.13
2020	1,219,200	59.78
2021	1,665,850	48.50
2022	1,592,020	18.16
2023	292,500	25.36
	6,928,382	43.46

Share options outstanding as of December 31, 2012 have the following expiry dates and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS
2013	275,000	58.75
2014	410,116	48.85
2015	13,375	26.21
2016	32,500	29.45
2017	71,000	53.44
2019	1,304,042	51.16
2020	1,317,600	59.96
2021	2,310,175	48.77
2022	1,789,940	17.60
	7,523,748	44.02

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

  NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

c.	Dividends

	For the year ended December 31,
	2011		2012
	Per share in NIS	NIS in millions	Per share in NIS	NIS in millions
Dividends declared during the year	4.17	648	1.03	160
Tax withheld		(6)
Previously withheld tax - paid during the year		17		7
Net Cash flow in respect of dividends during the year		659		167

In September 2012, the Board of Directors resolved to cancel the existing dividend policy for 2012, and to assess dividend distributions (and their scope) from time to time, by reference to, inter alia, the Company's cash flow, profitability, debt level, debt coverage ratios and the business environment in general. No dividends were distributed in 2013.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – EXPENSES

(a) Cost of revenues	New Israeli Shekels
	Year ended December 31,
	2011	2012	2013
	In millions
Payments to transmission, communication and content providers	1,098	1,153	1,073
Cost of handsets, accessories and ISP related equipment	1,368	788	664
Wages, employee benefits expenses and car maintenance	705	614	408
Depreciation, amortization and impairment charges	708	641	610
Costs of handling, replacing or repairing handsets	152	140	104
Operating lease, rent and overhead expenses	308	303	312
Network and cable maintenance	133	133	123
Payments to internet service providers (ISP)	94	69	45
Carkit installation, IT support, and other operating expenses	96	80	82
Royalty expenses	63	39
Amortization of rights of use	29	26	31
Impairment of deferred expenses – right of use (see note 13)	148
Other	76	45	58
Total cost of revenues	4,978	4,031	3,510

(b) Selling and marketing expenses	New Israeli Shekels
	Year ended December 31,
	2011	2012	2013
	In millions
Wages, employee benefits expenses and car maintenance	335	299	231
Advertising and marketing	82	64	55
Selling commissions, net	82	59	72
Depreciation and amortization	45	42	42
Impairment of intangible assets (see note 13)	87
Operating lease, rent and overhead expenses	44	45	33
Other	36	42	29
Total selling and marketing expenses	711	551	462

(c) General and administrative expenses	New Israeli Shekels
	Year ended December 31,
	2011	2012	2013
	In millions
Wages, employee benefits expenses and car maintenance	100	89	80
Bad debts and allowance for doubtful accounts	42	40	50
Professional fees	41	29	25
Credit card and other commissions	42	33	23
Depreciation	17	17	17
Other	49	28	22
Total general and administrative expenses	291	236	217

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – EXPENSES (continued)

(d) Employee benefit expense	New Israeli Shekels
	Year ended December 31,
	2011	2012	2013
	In millions
Wages and salaries including social benefits, social security costs, pension costs and car maintenance before capitalization	1,121	1,002	763
Less: expenses capitalized (notes 10, 11)	(45)	(61)	(87)
Service costs: defined benefit plan (note 17)	31	33	23
Service costs: defined contribution plan (note 17)	14	17	15
Share based compensation expenses (note 21)	19	11	5
	1,140	1,002	719

NOTE 23 – OTHER INCOME, NET

	New Israeli Shekels Year ended December 31,
	2011	2012	2013
	In millions
Unwinding of trade receivables	104	108	75
Other income, net	3	3	3
Capital gain (loss) from property and equipment	(2)	*	1
	105	111	79

* Representing an amount less than 1 million

NOTE 24 – FINANCE COSTS, NET

	New Israeli Shekels
	Year ended December 31,
	2011	2012	2013
	In millions
Net foreign exchange rate gains	-	8	21
Interest income from cash equivalents	10	7	7
Fair value gain from derivative financial instruments, net	18	-	-
Other	5	6	1
Finance income	33	21	29

Interest expenses	205	188	171
Linkage expenses to CPI	77	35	46
Interest costs in respect of liability for employees rights upon retirement **	3	2	1
Fair value loss from derivative financial instruments, net	-	15	12
Net foreign exchange rate losses	18	-	-
Other finance costs	24	15	10
Finance expense	327	255	240
	294	234	211

* Representing an amount less than 1 million
** Reclassified

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 – INCOME TAX EXPENSES

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes through tax-year 2007 were measured in real terms, having regard to the changes in the Israeli CPI. Commencing the tax-year 2008 and thereafter the Company and its subsidiaries are measured for tax purposes in nominal values, except for certain transition provisions: certain losses carryforwards for tax purposes, and certain tax deductible depreciation expenses are adjusted to the changes in the CPI until the end of 2007.

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

On December 6, 2011, the "Tax Burden Distribution Law" Legislation Amendments (2011) was published. Under this law, the previously approved gradual decrease in corporate tax is discontinued. Corporate tax rate increased to a fixed rate of 25% as from 2012 and thereafter.

As a result, the deferred tax liability as of December 31, 2011 has increased in the amount of approximately NIS 12 million, with corresponding increase in deferred tax expenses in the income statement.

On August 5, 2013, the Law for Change of National Priorities (Legislative Amendments for Achieving the Budgetary Goals for 2013-2014), 2013 was published, enacts, among other things, the raising of the corporate tax rate beginning in 2014 and thereafter to 26.5% (instead of 25%). As a result, the deferred tax asset as of December 31, 2013 has increased in the amount of approximately NIS 1 million, with corresponding decrease in deferred tax expenses in the income statement.

c.	Losses carried forward to future years and other temporary differences

At December 31, 2013, certain subsidiaries of the Company did not recognize deferred tax assets in respect of carryforward tax losses of approximately NIS 125 million. The carryforward tax losses can be utilized indefinitely. The Group did not recognize deferred tax assets in respect thereof since Group's management does not expect that it is probable that sufficient taxable profits will be available in the future, against which the reversal of the temporary differences can be deducted.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 - INCOME TAX EXPENSES (continued)

d.	Deferred income taxes

Balances of deferred tax asset (liability) in NIS millions are attributable to the following items:

Balance of deferred tax asset (liability) in respect of	As at January 1, 2011	Acquisition of subsidiary	Charged to the income statement	Charged to other comprehensive income	Effect of change in corporate tax rate	As at December 31, 2011	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2012	Charged to the income statement	Charged to other comprehensive income	Effect of change in corporate tax rate	As at December 31, 2013
Allowance for doubtful accounts	60	*	(5)		6	61	(5)		56	(5)		3	54
Provisions for employee rights	17	1	(8)	5	2	17	(6)	4	15	*	2	1	18
Subscriber acquisition costs		1	(1)		*	*	*		-				-
Depreciable fixed assets and software	(105)	(2)	10		(26)	(123)	23		(100)	13		(5)	(92)
Intangibles, deferred expenses and carry forward losses	13	13	15		7	48	(1)		47	(26)		2	23
Options granted to employees	2		(1)		*	1	(1)		*	1		*	1
Financial instruments	*		*		*	*	*		-				-
Other	11	(1)			(1)	9	*		9	(1)		*	8
Total	(2)	12	10	5	(12)	13	10	4	27	(18)	2	1	12

* Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 - INCOME TAX EXPENSES (continued)

	New Israeli Shekels
	December 31,
	2012	2013
	In millions
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	90	89
Deferred tax assets to be recovered within 12 months	38	39
	128	128
Deferred tax liabilities

Deferred tax liabilities to be recovered after more than 12 months	86	94
Deferred tax liabilities to be recovered within 12 months	15	22
	101	116
Deferred tax assets, net	27	12

e.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b above), and the actual tax expense:

	New Israeli Shekels
	Year ended December 31
	2011	2012	2013
	In millions
Profit before taxes on income,
as reported in the income statements	742	631	198
Theoretical tax expense	178	158	50
Increase in tax resulting from disallowable deductions	18	5	17
Decrease (increase) in tax resulting from deferred taxes calculated based on different tax rates	7
Income not subject to tax		(1)
Temporary differences and tax losses for which no
deferred income tax asset was recognized	63	(2)
Utilization of previously unrecognized tax losses and
other temporary differences		(11)	(3)
Taxes on income in respect of previous years	14	2
Expenses deductible according to different tax rates	*
Change in corporate tax rate, see b above	12		(1)
Other	7	2	*
Income tax expenses	299	153	63
   * Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 - INCOME TAX EXPENSES (continued)

f.	Taxes on income included in the income statements:

1)	As follows:
	New Israeli Shekels
	Year ended December 31
	2011	2012	2013
	In millions
For the reported year:
Current	288	161	48
Deferred, see d above	(15)	(10)	18
Effect of change in corporate tax rate on deferred taxes	12		(1)
In respect of previous year:
Current	9	2	(2)
Deferred, see d above	5
	299	153	63

g.	Tax assessments:

1)	The Company has received final corporate tax assessments through the year ended December 31, 2011.

2)
As general rule, tax self-assessments filed by a subsidiary through the year ended December 31, 2009, and another subsidiary through the year ended December 31, 2008 are, by law, now regarded as final. However, the manager of the tax authority may direct that the abovementioned last tax self-assessment will not be regarded as final until December 31, 2014.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 26 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Transactions with Scailex group

On May 5, 2011, the shareholders of the Company approved and ratified an amendment to the Samsung Products Agreement according to which: (a) the total volume of the annual procurement from Scailex shall not exceed NIS 550 million (excluding VAT) and will not exceed 40% of the total cost of the products purchased by the Company in a calendar year (b) if an auditor agreed upon by both parties should confirm that the annual gross profit margin of any group of products exceeds Scailex’s average gross profit margin, from the same group of products with any entity in which Scailex is not an interested party therein, Scailex shall credit the difference to the Company; and (c) The term of the Samsung Products Agreement is for a period of two years commencing on January 1, 2011. In January 2013, the Audit Committee and Board of Directors approved an extension of the Samsung Products Agreement for an additional period of two years, commencing retroactively on January 1, 2013, under the same terms and conditions, including that the total volume of the annual procurement from Scailex shall remain unchanged. In April 2013, the resolution was approved by the general meeting of shareholders.

	New Israeli Shekels
	Year ended December 31,
	2011	2012	2013
Transactions with Scailex group	In millions
Service revenues	0.8	0.6	0.4
Acquisition of handsets	478	288	189
Selling commissions, maintenance and other expenses (revenues)	(4)	(10)	(2)

	New Israeli Shekels
	December 31,
	2012	2013
Statement of financial position items - Scailex group	In millions
Current liabilities: Scailex group	70	30

The transactions are carried out in the ordinary course of business. Management believes that such transactions were carried out under normal market conditions.

As described on note 1(a) Scailex was the Company's parent company until January 29, 2013.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 26 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

b.	Key management compensation

Key management personnel are the senior management of the Company and the members of the Company's Board of Directors.

	New Israeli Shekels
	Year ended December 31
	2011	2012	2013
Key management compensation expenses comprised	In millions
Salaries and short-term employee benefits	18	21	20
Long term employment benefits	13	6	5
Employee share-based compensation expenses	12	7	2
	43	34	27

	New Israeli Shekels
	December 31,
	2012	2013
Statement of financial position items - key management	In millions
Current liabilities:	-	5
Non-current liabilities:	13	14

c.	In the ordinary course of business, key management or their relatives may have engaged with the Company with immaterial transactions that are under normal market conditions.

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

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 26 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

On May 22, 2012, the Company's Board of Directors, upon the recommendation and approval of its Compensation Committee and Audit Committee, adopted a retention plan for the CEO which will apply in case there is a change of control in the Company, as defined in the retention plan. According to the retention plan, the CEO will receive a retention bonus in an amount of NIS 1.8 million, provided that the CEO does not resign during the 12 month period after the completion of the change of control or his employment is terminated by the Company under circumstances other than those that would deny his lawful right to severance payments and advanced notice. On December 29, 2013 the CEO notified the Company that he irrevocably waives any right to the said retention bonus.

NOTE 27 –EARNINGS PER SHARE

Following are data relating to the net income and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31
	2011	2012	2013
Profit used for the computation of
basic and diluted EPS (NIS in millions)	443	478	135

Weighted average number of shares used
in computation of basic EPS (in thousands)	155,542	155,646	155,658

Add - net additional shares from assumed
exercise of employee stock options (in thousands)	237	127	541

Weighted average number of shares used in
computation of diluted EPS (in thousands)	155,779	155,773	156,199

Number of options not taken into account in computation of diluted earnings per share, because of their anti-dilutive effect (in thousands)	5,889	6,156	5,378

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 28 – NETWORK SHARING AGREEMENT AND RIGHTS OF USE

On November 8, 2013 the Company and Hot Mobile Ltd. ("Hot Mobile") have entered into a 15-year network sharing agreement (“NSA”), which remains subject to approval by the Israeli regulatory authorities, including the Antitrust Authority. Pursuant to the NSA, the parties would create a 50-50 joint venture, which would operate and develop a radio access network to be shared by both companies starting with a pooling of both companies' radio access network infrastructures to create a single pooled radio access network (the "Shared Network").

According to the NSA, Hot Mobile will pay the Company a onetime amount, by the beginning of year 2017 (unless it will be paid earlier if either of the parties exercise their right to advance the payment), and afterwards each party will bear half of the capital expenditure relating to the  Shared Network. The bearing of the operating costs of the Shared Network will be according to a pre-determined mechanism, according to which one half of the operating costs will be shared equally by the parties, and one half will be divided according to the relative volume of traffic of each party in the Shared Network.

The Company and Hot Mobile entered into a separate Rights Of Use agreement which is valid until January 4, 2017 ("ROU"), under which the Company will provide services to Hot Mobile, in the form of rights of use to its cellular network in order to supplement Hot Mobile’s current network coverage. According to the ROU, Hot Mobile will pay the Company fixed base payments with additional variable payments based on traffic volume exceeding a defined threshold.