Form 20-F
period 2014-12-31
PARTNER COMMUNICATIONS CO LTD
filed 2015-03-11
CIK 1096691

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
ANNUAL REPORT
FILED PURSUANT TO SECTION 12, 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

As filed with the Securities and Exchange Commission on March 11, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ___________ Commission file number 1-14968

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

ORDINARY SHARES OF NIS 0.01 EACH 157,334,245

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

YES ☐                 NO ☒

INTRODUCTION

As used herein, references to “we,” “our,” “us,” the “Group," “Partner” or the “Company” are references to Partner Communications Company Ltd. and its wholly-owned subsidiaries, Partner Future Communications 2000 Ltd., Partner Land-Line Communications Solutions LLP, Partner Business Communications Solutions LLP (of which Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner), and, as of March 3, 2011 (the date of acquisition), 012 Smile Telecom Ltd., except as the context otherwise requires. In addition, references to our “financial statements” are to our consolidated financial statements, unless the context requires otherwise.

The Company provides telecommunications services in the following two segments: (1) cellular telecommunications services (“Cellular Services”) and (2) fixed-line communication services (“Fixed-Line Services”), which include: (a) Internet services (“ISP”) that provide access to the internet as well as home Wi-Fi networks, including Value Added Services (“VAS”) such as anti virus and anti spam filtering; and fixed-line voice communication services provided through Voice Over Broadband (“VOB”); (b) Transmission services and Primary Rate Interface (“PRI”); (c) International Long Distance services (“ILD”); outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. The cellular segment and the fixed-line segment also include operations of equipment selling: mainly handsets, phones, tablets, laptops, modems, data cards, domestic routers and related equipment. Unless the context indicates otherwise, expressions such as “our business,” “Partner’s business” and “the Company’s business” or “industry” refer to both Cellular and Fixed-Line Services.

In this document, references to “$,” “US$,” “US dollars,” “USD” and “dollars” are to United States dollars, and references to “NIS” and “shekels” are to New Israeli Shekels. We maintain our financial books and records in shekels. This annual report contains translations of NIS amounts into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this annual report as convenience translations could have been or could be converted from NIS into US dollars at these rates, at any particular rate or at all. The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on December 31, 2014, of NIS 3.889 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

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

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular and fixed-line telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks see “Item 3D Risk Factors,” “Item 4 Information On The Company”, “Item 5 Operating And Financial Review And Prospects,” “Item 8A.1 Legal And Administrative Proceedings” and “Item 11 Quantitative And Qualitative Disclosures About Market Risk”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1.              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.              KEY INFORMATION

3A.                      Selected Financial Data

Our consolidated financial statements for the years ended December 31,  2010, 2011, 2012, 2013 and 2014, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The tables below at and for the years ended December 31,  2010, 2011, 2012, 2013 and 2014, set forth selected consolidated financial data under IFRS. The selected financial information is derived from our consolidated financial statements, which have been audited by Kesselman & Kesselman, our independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited. The audited consolidated financial statements at December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014, appear at the end of this report.

	Year ended December 31,
	2010	2011	2012	2013	2014	2014
	New Israeli Shekels in millions (except per share data)					US$ in millions (1)

Consolidated Statement of Income Data

Revenues, net	6,674	6,998	5,572	4,519	4,400	1,131

Cost of revenues	4,093	4,978	4,031	3,510	3,419	879

Gross profit	2,581	2,020	1,541	1,009	981	252

Selling and marketing expenses	479	711	551	462	438	112
General and administrative expenses	306	291	236	217	193	50
Impairment of goodwill		87
Other income, net	64	105	111	79	50	13

Operating profit	1,860	1,036	865	409	400	103

Finance income	22	33	21	29	3	1
Finance expenses	203	327	255	240	162	42
Finance costs, net	181	294	234	211	159	41

Profit before income tax	1,679	742	631	198	241	62

Income tax expenses	436	299	153	63	79	20

Profit for the year	1,243	443	478	135	162	42

Earnings per ordinary share and per ADS

Basic:	8.03	2.85	3.07	0.87	1.04	0.27

Diluted	7.95	2.84	3.07	0.86	1.04	0.27

Weighted average number of shares outstanding (in thousands)

Basic:	154,866	155,542	155,646	155,687	155,802	155,802
Diluted:	156,296	155,779	155,773	156,199	156,400	156,400

	Year ended December 31,
	2010	2011	2012	2013	2014	2014
	New Israeli Shekels in millions (except per share data)					US$ in millions (1)

Other Financial Data

Capital expenditures (2)	435	468	558	413	429	110

Adjusted EBITDA (3)	2,570	2,178	1,602	1,114	1,096	282

Dividend per share (4)	7.85	2.25	1.03	—	—	—

Capital reduction (4)	9.04	—	—	—	—	—

Statement of Cash Flow Data

Net cash provided by operating activities	1,958	1,570	1,705	1,539	951	244

Net cash used in investing activities	(486)	(1,085	(471)	(498)	(431)	(111)

Net cash used in financing activities	(1,480)	(274)	(1,218)	(1,108)	(338)	(87)

Balance Sheet Data (at year end)

Current assets	1,830	2,308	2,120	1,703	1,817	467

Non current assets	3,797	4,779	4,297	3,784	3,679	946

Advance payment in respect of the acquisition of 012 Smile	30	—	—	—	—	—

Property and equipment	2,058	2,051	1,990	1,791	1,661	427

License and other intangible assets	1,077	1,290	1,217	1,167	1,079	277

Goodwill	—	407	407	407	407	105

Deferred income tax asset	—	30	36	12	14	4

Total assets	5,627	7,087	6,417	5,487	5,496	1,413

Current liabilities (5)	1,826	1,889	1,525	1,374	1,385	355

Long-term liabilities (5)	3,175	4,773	4,151	3,239	3,072	790

Total liabilities	5,001	6,662	5,676	4,613	4,457	1,145

Shareholders’ equity	626	425	741	874	1,039	268

Total liabilities and shareholders’ equity	5,627	7,087	6,417	5,487	5,496	1,413

(1)
The NIS figures at December 31, 2014 and for the period then ended have been translated throughout this annual report into dollars using the representative exchange rate of the dollar at December 31, 2014 (USD 1 = NIS 3.889). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.  See also “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

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

(4)
The dividend per share was calculated in respect of the period for which it was announced. For the years ended December 31, 2013 and 2014, no dividend has been declared by the Company. During 2012, the Company declared a dividend in the amount of approximately NIS 160 million (US$ 41 million), or NIS 1.03 per share. The aggregate total dividend for 2011 was NIS 350 million or NIS 2.25 per share. The aggregate total dividend for 2010 was NIS 1,217 million or NIS 7.85 per share. Further, NIS 1,400 million or NIS 9.04 per share was distributed to shareholders in March 2010 following the reduction of the shareholders’ equity as approved by the Courts.

(5)	See Note 14 to the consolidated financial statements for information regarding long-term liabilities and current maturities of long-term bank loans and notes payable.

The tables below at and for the years ended December 31,  2010, 2011, 2012, 2013 and 2014, set forth a reconciliation between operating cash flow and Adjusted EBITDA.

	Year ended December 31,
	2010	2011	2012	2013	2014
	New Israeli Shekels in millions					US $ in millions (1)

Reconciliation Between Operating Cash flow and Adjusted EBITDA
Net cash provided by operating activities, net	1,958	1,570	1,705	1,539	951	244
Liability for employee rights upon retirement	(8)	26	12	14	3	1
Accrued interest and linkage differences on long-term liabilities	(160)	(289)	(222)	(213)	(126)	(33)
Increase (Decrease) in accounts receivable and assets:
Trade	214	190	(467)	(566)	26	7
Other (*)	34	2	16	2	7	2
Inventories	(57)	58	(65)	(5)	45	12

Decrease (Increase) in accounts payable and accruals:
Trade	40	37	106	114	(44)	(10)
Parent group-trade	(38)	(70)	72
Other (*)	(15)	54	65	17	15	3
Decrease (Increase) in asset retirement obligation	(1)	(1)	(1)	(1)	(1)	***
Income tax paid	426	311	153	9	66	17
Finance costs, net (**)	177	290	228	204	154	39

Adjusted EBITDA (2)	2,570	2,178	1,602	1,114	1,096	282

(1)
The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on December 31, 2014, of NIS 3.889 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

(2)
Adjusted EBITDA as reviewed by the Chief Operating Decision Maker (“CODM”) represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. We use the term “Adjusted EBITDA” to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share-based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods

(*)          Excluding provision for tax expenses.

(**)	Finance costs, net excluding any charge for the amortization of borrowing costs that were capitalized before the launch of the cellular network.

(***)      Representing an amount of less than 1 million.

	At December 31,
	2012	2013	2014

Cellular Industry Data

Estimated population of Israel (in millions) (1)	8.0	8.1	8.3
Estimated Israeli cellular telephone subscribers (in millions) (2)	10.2	10.1	10.3
Estimated Israeli cellular telephone penetration (3)	125%	125%	124%

	Year ended December 31,
	2010	2011	2012	2013	2014

Partner Data
Cellular subscribers (000’s) (at period end) (4)	3,160	3,176	2,976	2,956	2,837
Pre-paid cellular subscribers (000’s) (at period end) (4)	870	894	874	823	705

Post-paid cellular subscribers (000’s) (at period end) (4)	2,290	2,282	2,102	2,133	2,132

Share of total Israeli cellular subscribers (at period end) (5)	32%	32%	29%	29%	28%
Average monthly usage per cellular subscriber (“MOU”) (mins.) (6)	366	397	450	522	-
Average monthly revenue per cellular subscriber including roaming (“ARPU”) (NIS) (7)	148	111	97	83	75
Churn rate for cellular subscribers (8)	21%	29%	38%	39%	47%
Number of fixed-lines (000’s) (9,10) (at period end)	69	292	288	299	-
ISP subscribers (000’s)(10) (at period end)	60	632	587	583	-

Estimated cellular coverage of Israeli population (at period end) (11)	99%	99%	99%	99%	99%

Number of employees (full time equivalent) (at period end) (12)	6,068	7,891	5,396	4,045	3,575

(1)	The population estimates are as published by the Central Bureau of Statistics in Israel as of December 31, 2014.

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

(6)
We have calculated our average monthly usage per cellular subscriber by (i) dividing, for each month in such period, the total number of minutes of usage, excluding in roaming usage, during such month by the average of the number of our subscribers, and (ii) dividing the sum of such results by the number of months in the relevant period. MOU data includes total incoming minutes to subscribers of those MVNO operators which Partner hosts on its network.  Starting in 2014, in view of the continued increase in the proportion of cellular subscribers with bundled packages that include large or unlimited quantities of minutes, the Company determined that reporting MOU was no longer beneficial to understanding the results of operation, and therefore the Company ceased reporting MOU figures.

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

(10)
As of the end of 2013, due to market developments, and in particular the increasing prevalence of bundled offerings in the market, the Company determined that the numbers of fixed-line and ISP subscribers no longer provided meaningful insight in the results of operation, and therefore ceased reporting these subscriber figures.

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

	Year ended December 31,
	2010	2011	2012	2013	2014

Average (1)	3.732	3.579	3.844	3.609	3.577
High	3.894	3.821	4.084	3.791	3.994
Low	3.549	3.363	3.700	3.471	3.402
End of period	3.549	3.821	3.733	3.471	3.889

(1)	Calculated based on the average of the exchange rates on the last day of each month during the relevant period.

	September 2014	October 2014	November 2014	December 2014	January 2015	February 2015	March 2015 (through March 4)

High	3.695	3.793	3.889	3.994	3.998	3.966	3.987
Low	3.578	3.644	3.782	3.889	3.899	3.844	3.984

On December 31, 2014, the exchange rate was NIS 3.889 per US$1.00 as published by the Bank of Israel. Changes in the exchange rate between the shekel and the US dollar could materially affect our financial results.

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

3D.1                RISKS RELATING TO THE REGULATION OF OUR INDUSTRY

We operate in a highly regulated telecommunications market in which the regulator imposes substantial limitations on our flexibility in managing our business and seeks to increase industry competition.  At the same time, the regulator limits our ability to compete by, among other measures, giving preference to new competitors, and limits our ability to expand our business and develop our network.  These measures may increase our costs, decrease our revenues and adversely affect our business and results of operations. We are exposed to government regulatory intervention regarding a broad range of issues, such as charges for premium and roaming services, interconnect tariffs, and other billing and customer service matters; the terms and conditions of our subscriber agreements; obligations under our operating licenses; the construction and maintenance of antennas and other network infrastructure; the provision of infrastructure access to existing or new providers of telecommunications services; frequency allocation; limitations or other constraints on the services and products that we may sell and; promotion of competition and  anti-trust regulation. We are also affected by further increases in regulatory enforcement measures in connection with violations of applicable laws.

3D.1a               Regulatory initiatives may continue to impact the cellular market, intensify competition and adversely affect our business and results of operations.

Over the last few years, the Ministry of Communications ("MoC") has taken active steps to increase competition in the cellular telecommunications market.  Such steps have included:

•
Granting licenses and frequencies to two facility-based competitors (HOT Mobile  and Golan Telecom).  In April 2011, UMTS frequencies were awarded to Mirs Communications Ltd ("MIRS") (subsequently renamed “HOT Mobile”) and Golan Telecom Ltd. (“Golan Telecom”), which entered the cellular communications market in May 2012. HOT Mobile and Golan Telecom were awarded various benefits and leniencies, such as low minimum license fees and a reduction mechanism of the license fee (to the minimum fee set) offered to the winner based on the market share gained in the private sector over five years after being awarded the license. In order to achieve market share, these two competitors have launched aggressive tariff plans which include unlimited use packages. Recently, they have been granted substantial leniencies with respect to new frequency allocations (4G) of up to 50% discounts on frequency fees based on increasing their market share up to 5%.  They have also been granted rights to use the frequencies for longer terms than ours, and they have received a waiver of their obligation to build an independent network.

•
Facilitating entry of MVNOs into the market.  Since 2010, the Ministry of Communications has adopted regulations to enable Mobile Virtual Network Operators (“MVNOs”) to offer telecommunications services, and it has granted licenses to 11 MVNOs.  The most recent licenses were granted in January 2013.

•
Facilitating migration of customers between cellular companies.  On January 1, 2013, an amendment to the Communications Law (Telecommunications and Broadcasting), 1982 (the “Telecommunications Law”) became effective which prohibits cellular companies from linking cellular service transactions and handset-related transactions (unless the subscriber holds more than 100 lines). This amendment was added to previous amendments promulgated by the Ministry of Communications to facilitate the migration of subscribers among cellular companies and thus enhance competition, including the cancellation of exit fees before the end of a customer’s commitment period, cancellation of commitment periods and a prohibition on selling SIM-locked handsets.

As a result of such measures, the level of competition in the cellular market has increased substantially, leading to a material increase in churn rate and significant price erosion. If this trend continues, it may continue to materially adversely affect our business and results of operation. See "Item 3D.2d  Competition resulting from the full service offers by telecommunications groups and additional entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, may continue to cause a further decrease in tariffs, an increase in subscriber acquisition and retention costs, and may continue to reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations."

3D.1b              Regulatory reforms that are intended to allow telecommunication providers, such as Partner, that do not have their own fixed-line infrastructure to include the infrastructure component as part of their bundled service offerings may negatively affect our business and results of operations if insufficiently and/or improperly implemented, or if the structural separation provisions (which apply to Bezeq and HOT Telecom) are removed before we have established ourselves in the fixed-line market.

Bezeq and HOT Telecom are the only major fixed-line operators in Israel that own and operate a nationwide fixed-line infrastructure. Providers of telecommunications services that do not have their own fixed-line infrastructure ("Service Providers"), such as Partner, are therefore at a disadvantage when competing with Bezeq and Hot Telecom in the fixed-line market.

The Ministry of Communications seeks to increase competition in the fixed-line telecommunications market by regulating wholesale market prices. The Ministry of Communications has therefore adopted regulations intended to allow Service Providers to include the infrastructure component as part of their bundled service offerings.

For Service Providers, including Partner, to be able to offer services of adequate quality and respond in a competitive manner to retail market demand in the fixed-line market, the Ministry of Communications must ensure that the relevant wholesale services provided by Bezeq and HOT Telecom are of sufficient technical and operational standards.  If wholesale prices and services quality are not properly defined and enforced, our business and results of operations may be materially negatively affected. See “Item 4B.13d - ix The Ministry of Communications policy regarding the fixed-line telecommunications sector".

In addition, for us to compete effectively in the fixed-line market, the Ministry of Communications would need to establish a mechanism which prevents Bezeq and HOT Telecom from exploiting their cost advantage over the Service Providers (a "margin squeeze" mechanism). Because Bezeq and HOT Telecom’s infrastructure costs are lower than the wholesale prices they propose to Service Providers, they benefit from a cost advantage. Should the Ministry of Communications’ decision with regard to the margin squeeze mechanism not prove effective in ensuring the effectiveness of the wholesale market, our profitability and results of operations could be materially adversely affected. See "Item 4B.13d - ix The Ministry of Communications policy regarding the fixed-line telecommunications sector".

In order to provide an incentive for Bezeq to implement the wholesale market, the Ministry of Communications intends to cancel the regulations requiring Bezeq to maintain a “structural separation” between its fixed-line and mobile telecommunications operations, and to change the current retail fixed-price tariff control mechanism to a "maximum tariff" one.

If the structural separation provisions are removed before we have firmly established ourselves in the fixed-line telecommunications services market, and the current retail fixed-price tariff control mechanism is alleviated, Bezeq may be able to propose bundled services more effectively than us, and thereby gain a competitive advantage which would negatively affect our results of operations.

Furthermore, if the Ministry of Communications then also permits price reductions for bundled components (which is currently prohibited under structural separation provisions applicable to Bezeq) before an effective wholesale market has been implemented, Bezeq may be able to take advantage of their nationwide presence and cross-subsidization to market and sell more competitive and attractive offers than we will be able to offer, including cellular and TV services. The timeline for these contemplated changes is unclear.

If the Ministry of Communications fails to effectively implement the measures described above, or if the operational implementation of these measures fails due to operational barriers imposed by Bezeq and HOT Telecom and/or the required financial resources cannot be obtained, our ability to compete effectively in the fixed-line market and/or the future television market would be significantly limited.  As a result we may lose market share in the ISP segment as well as in the cellular market.

For further information regarding this risk, see “Item "4B.13d - ix The Ministry of Communications policy regarding the fixed-line telecommunications sector".

3D.1c              Recent and potential future regulation and negotiation of roaming tariffs, both within Israel and elsewhere, may increase our roaming expenses, decrease our roaming revenues and prevent us from raising our tariffs.

Increasing competition in roaming and reducing customer charges. In August 2014, the Ministry of Communications published a hearing aimed at increasing competition in roaming services abroad currently provided by cellular licensees. As part of the hearing, the Ministry proposed to enable every cellular subscriber to receive roaming services abroad from operators which are not his cellular provider while keeping his cellular number. These alternative roaming providers include other cellular licensees, MVNOs, ISPs, international call licensees and fixed telephony licensees. Provision of services to alternative service providers by virtue of our existing roaming agreements may require the consent of foreign operators. If such consent is not provided, some of our roaming agreements may be cancelled, which may negatively affect our results of operations.

The Ministry also suggested adopting various measures intended to improve transparency and limit subscriber payments only to the exact volume of services consumed. Such measures include: All roaming calls abroad (incoming and outgoing) would be billed using 1 second time units; all roaming data sessions would be billed using 1KB volume units; the billable duration of all voice calls would be from the second in which the call was connected until it ended (explicitly excluding any wait period from pushing the "call" button until the call is connected). We submitted our response to the hearing in October 2014. We are currently unable to evaluate the scope of investments and expenses which would be required to comply with the proposed measures, or their impact on revenues, if they are adopted in their present form.

MoC data collection and evalution of roaming charges. The Ministry of Communications has declared its intention to evaluate roaming charges. In 2008, the government instructed the Ministry of Communications, together with other ministries, to negotiate a reduction of inbound and outbound roaming tariffs with the European Union (“EU”) and/or members of the EU or countries frequently visited by Israelis, and to consider other tools for reducing roaming charges. As a result, in the last few years the Ministry of Communications has requested Partner and its competitors to provide information regarding our roaming services and tariffs. If roaming tariffs are reduced as a result of the review by the Ministry of Communications or as a result of the proposed negotiations or otherwise, if additional EU member operators raise their tariffs, or if we are not able to raise our tariffs or otherwise compensate for possibly higher roaming expenses, our profitability and results of operations could be materially adversely affected.

3D.1d              Other regulatory developments may have a negative impact on the Company’s business and results of operation.

Other regulatory developments that may have a negative impact on the Company’s business and results of operation include:

•
Premium services regulation. In June 2014, the Ministry of Communications published its decision regarding premium services following a public hearing.  The decision applies to certain telecommunications licensees, including the Company, and became effective as of February 15, 2015. In the decision (and its amendments) it was determined, among other things that all premium rate services may be provided through only three prefixes, two of which shall be blocked as a default. The relevant licensees would be required to announce at the beginning of each premium rate call the nature of the service and its rate and maximum cost (and that such costs are in addition to the usual charges). The subscriber will be allowed to disconnect without being charged. Our revenues may be adversely affected as a result of this decision.

•
Unified license. In November 2014, the Ministry of Communications published its decision regarding the obligation of all existing telecommunications licensees except Bezeq and HOT Telecom to be regulated by a unified general license. The Ministry decided that existing licensees be required to conform to the unified license which would cover international Long Distance ("ILD") services, special fixed-line services, Internet Service Providers ("ISP") and network termination point ("NTP") services. The regulations setting the procedure and the requirements for the grant of a unified license became effective as of February 5, 2015. According to the MoC’s decision, the Company will need to approach the MoC with a plan for transition to a unified license according to the new regulation within 3 months of the regulation's effective date. The Company will coordinate with the MoC the period for the commencement of such transition. Such an obligation may impose additional constraints on the Company’s business and operations in the relevant segments, may facilitate the entry of existing licensees into additional telecommunications segments and may involve additional costs of compliance and implementation.

•
Proposed new regulations for the ILD market. In October 2013, the Ministry of Communications published a hearing regarding proposed new regulations for the ILD market. The MoC proposed allowing all general telecommunications licensees (including MVNOs) to provide international call services to international destinations included in their subscribers’ tariff plans as well as to international destinations for which the tariff is lower or equal to the tariff for a domestic call on the licensee's network ("Included Destinations"). In this hearing,  the Ministry of Communications also proposed that general licensees (such as cellular operators) would no longer be allowed to charge interconnect fees for outgoing international calls. We submitted our response to this hearing in January 2014. In October 2014, the MoC published a secondary hearing on this matter, in which it proposed that all outgoing international calls which are not to Included Destinations, shall be preceded with a voice message stating the tariff of such call and allowing the subscriber to disconnect without being charged. We submitted our response to this secondary hearing in October 2014. Our revenues may be adversely affected if the changes proposed in these hearings are adopted.

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

For the reasons described in further detail below, we have had difficulties obtaining some of the building permits required for the erection and operation of our network sites. As of December 31, 2014, less than 10% of our network sites were operating without local building permits or exemptions which, in our opinion, are applicable.  In addition, some of our network sites are not built in full compliance with the applicable building permits.

Network site operation without required permits or that deviates from the permit has in some cases resulted in the filing of criminal charges and civil proceedings against us and our officers and directors, and monetary penalties against the Company, as well as demolition orders. See “Item 8A.1 Legal And Administrative Proceedings ”. In the future, we may face additional demolition orders, monetary penalties (including compensation for loss of property value) and criminal charges. The prosecutor’s office has a national unit that enforces planning and building laws. The unit has stiffened the punishments regarding violations of planning and building laws, particularly against commercial companies and its directors. If we continue to experience difficulties in obtaining approvals for the erection and operation of network sites and other network infrastructure, this could have an adverse effect on the extent, coverage and capacity of our network, thus impacting the quality of our cellular voice and data services, and on our ability to continue to market our products and services effectively. In addition, as we seek to improve the range and quality of our services, we need to further expand our network, and difficulties in obtaining required permits may delay, increase the costs or prevent us from achieving these goals in full. Our inability to resolve these issues could prevent us from maintaining the quality requirements contained in our license.

Uncertainties under National Building Plan 36. Since June 2002, following the approval of the National Building Plan 36 (the “Plan”), which regulates network site construction and operation, building permits for our network sites (where required) have been issued in reliance on the Plan. Several local planning and building authorities have questioned the ability of Israeli cellular operators to receive building permits, in reliance on the Plan, for network sites operating in frequencies not specifically detailed in the frequency charts attached to the Plan. In a number of cases, these authorities have refused to grant building permits for network sites, claiming that  frequencies are not included in the Plan. There has been no judicial ruling at this stage. A class action that was filed against us as well as other cellular operators a number of years ago with a request for the revocation of the building permits given to the 3G network sites was dismissed during 2012.

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

Uncertainties regarding requirements for repeaters and other small devices. We, like the other cellular operators in Israel, provide repeaters, also known as bi-directional amplifiers, to subscribers seeking an interim solution to weak signal reception within specific indoor locations. In light of the lack of a clear policy of the local planning and building authorities, and in light of the practice of the other cellular operators, we have not requested permits under the Planning and Building Law, 1965 (“Planning and Building Law”) for the repeaters. However, we have received an approval to connect the repeaters to our communications network from the Ministry of Communications and have received from the Ministry of Environmental Protection permit types for all our repeaters. If the local planning and building authorities determine that permits under the Planning and Building Law are also necessary for the installation of these devices, or any other receptors that we believe do not require a building permit, it could have a negative impact on our ability to obtain permits for our repeaters.

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

The Ministry of Environmental Protection’s Request for the Installment of Monitoring Devices. In May 2010, the Ministry of Environmental Protection notified the Company of a new condition for all of the Company’s network site operation permits, according to which the Company must install in its systems software (provided by the Ministry of Environmental Protection) that continuously monitors and reports the level of power created in real time from the operation of its network sites. The Ministry of Environmental Protection refused to provide the Company with any technical data regarding the monitoring software and therefore the Company cannot anticipate the manner of operation of the software nor its reliability. The Company complied with the Ministry of Environmental Protection’s condition. Since the installment of the software, the Company has received several alerts reporting exceeded transmission power at some of the Company’s cell sites. All purported alerts were examined by the Company’s engineers and were found to be baseless. In addition, the Ministry of Environmental Protection has sent to all the cellular network operators, notice of an administrative and criminal enforcement procedure that will be implemented by the Ministry as part of the monitoring devices. Partner, as well as the other cellular network operators, has advised the Ministry that based on their experience so far from the alerts that have been received and examined by their engineers, it seems that the devices are not credible and therefore administrative and criminal proceedings should not be based on their findings. The Ministry of Environmental Protection has not yet responded.

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

Under the Planning and Building Law, local planning committees may be held liable for the depreciation of the value of nearby properties as a result of approving a building plan. Under the Non-Ionizing Radiation Law, 2006 (“the  Non-Ionizing Radiation Law ”) the National Council for Planning and Building requires indemnification undertakings from cellular companies as a precondition for obtaining a building permit for new or existing network sites. The National Council has decided that until the Plan is amended to reflect a different indemnification amount, cellular companies will be required to undertake to indemnify the committees in full against all losses resulting from claims against a committee for reductions in property values as a result of granting a permit to the network site. On June 1, 2010, the National Council for Planning and Building approved the National Building Plan No. 36/A/1 version that incorporates all of the amendments to the Plan (the “Amended Plan”). The Amended Plan sets forth the indemnification amounts as a percentage of the value of the depreciated property claims in accordance with the manner in which the licenses were granted. See “Item 4B.13g Network Site Permits”. The Amended Plan is subject to governmental approval, in accordance with the Planning and Building Law. It is unknown when the government intends to approve the Amended Plan.

As of December 31, 2014, we have provided local authorities with 482 indemnification undertakings. These indemnifications expose us to risks which are difficult to quantify or mitigate and which may have a material adverse effect on our financial conditions and results of operations, if we are required to make substantial payments in connection therewith. In addition, the requirement to provide indemnification in connection with new building permits may impede our ability to obtain building permits for existing network sites or to expand our network with the erection of new network sites. The indemnification requirement may also cause us to change the location of our network sites to less suitable locations or to dismantle existing network sites, which may have an adverse effect on the quality and capacity of our network coverage.

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

3D.1g              We may have less access to spectrum for fourth generation (4G) services than some of our competitors as a result of network sharing agreements. We also may be required to terminate the use of certain spectrum or to share with another operator some of the spectrum we are currently using on an exclusive basis. If these developments occur, they may adversely affect our network quality and capacity as well as our ability to provide our customers with competitive advanced technology services, which may adversely affect our results of operations.

                Less access to 4G spectrum. Following the completion of the long-term evolution (“LTE”) frequencies tender held during January 2015, the Ministry of Communications is due to allocate additional spectrum for LTE services in the 1800 range to us and to some other competing cellular telecommunications operators. Through network sharing arrangements, we and our competitors are able to expand our access, albeit on a shared basis with a partner, to these frequencies. In light of the above, enhancing the ability to offer advanced technology services  depends on the sharing arrangements ultimately adopted and approved by the regulatory authorities, the conditions and regulatory limitiations that will be imposed on such agreements, and the execution of such arrangements. If we are unable to successfully implement the sharing arrangement we have with HOT Mobile and refarm our 5 MHz frequency band in the 1800 range, which is currently used for GSM, we may have less access to 4G spectrum than some of our competitors, which would adversely affect our ability to offer equally or more attractive services. See "Item 4B.13d Regulatory Developments - LTE Spectrum Allocation".

Possible rearrangement of spectrum in the 1800 MHz band as part of the LTE tender. As a result of the 4G tender, the MoC may rearrange the spectrum already allocated to us and other operators. If we are allocated different spectrum frequencies, we may be allocated spectrum of an inferior quality; however, at this time we are unable to evaluate the impact that the intended change in spectrum allocation, if it occurs, will have on our business or our results of operations.

Possible rearrangement of allocated spectrum. There have been demands from different third parties to rearrange the current spectrum allocation in Israel and the Palestinian Administered Areas. We received in 2009 notification from the Civil Administration in Judea and Samaria of its intention to change the allocation of some of the spectrum previously allocated to us for our use in the West Bank, and that following the change, we may be allocated other spectrum in the West Bank and additional spectrum for our use in Israel. If we were prevented from using a portion of our existing spectrum, or if alternative equivalent spectrum are not allocated to us, or the allocation is of an inferior quality, or if we were required to share some of our spectrum, our ability to effectively manage our licensed spectrum for the use of GSM, UMTS and Long-Term Evolution (“LTE”) or any other future technology could be reduced. As a result, our UMTS and LTE network capacity and any other new technology rollout plans may be negatively affected, which could have a material adverse effect on our operations, profitability and capital expenses. Until we receive further details regarding this allocation of spectrum, we are unable to evaluate the impact that the intended change in spectrum allocation, if it occurs, will have on our business or our results of operations.

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

Furthermore, although we believe that we are currently in compliance with all material requirements of our licenses, disagreements have arisen and may arise in the future between the Ministry of Communications and us regarding the interpretation and application of the technical standards used to measure these requirements, including the requirements regarding population coverage and minimum quality standards and other license provisions. We have provided significant bank guarantees to the Ministry of Communications to guarantee our performance under our licenses. See Note 1(e) to the consolidated financial statements. If we are found to be in material breach of our licenses, the guarantees may be forfeited and our licenses may be revoked. In addition, the Ministry of Communications is authorized to levy significant fines on us for breaches of our licenses, which could have a material adverse effect on our financial condition or results of operations. In August 2012, an amendment to the Telecommunications Law was enacted which sets a mechanism that allows the Ministry of Communications to impose significant financial sanctions on a licensee based on two parameters: the annual income of the violator (NIS 1.6 million plus 0.225% of the annual income of the licensee) and the degree of severity of the violation. The potentially significant financial sanctions are expected to lead to materially increased monitoring and enforcement measures by the Ministry of Communications towards the licensees.

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

Our general mobile telephone license requires that our founding shareholders or their approved substitutes hold at least 26% of the means of control in the company, including 5% which must be held by Israeli founding shareholders (Israeli citizens and residents), who were approved as such by the Minister of Communications. The license also requires that these Israeli founding shareholders appoint at least 10% of our Board of Directors. In 2006, our Israeli founding shareholders sold substantially all of their shares in the Company to Israeli institutional investors, who were approved as substitutes. Since then, there were additional share sales to Israeli institutional investors that were approved as substitutes by the Minister of Communications.

In addition, according to our license, no transfer or acquisition of 10% or more of any of such means of control, or the acquisition of control of our company, may be made without the consent of the Minister of Communications. Nevertheless, under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications may be required for holding of 5% or more of Partner’s means of control. Our license also restricts cross-ownership and cross-control among competing mobile telephone operators, including the ownership of 5% or more of the means of control of both our company and a competing operator, without the consent of the Minister of Communications, which may limit certain persons from acquiring our shares. Shareholdings in breach of these restrictions relating to transfers or acquisitions of means of control or control of Partner could result in the following consequences: the shares will be converted into “dormant” shares as defined in the Israeli Companies Law, 1999 (“Israeli Companies Law”), with no rights other than the right to receive dividends or other distributions to shareholders, and to participate in rights offerings until such time as the consent of the Minister of Communications has been obtained and our license may be revoked. In addition, under certain licenses of the Company’s subsidiaries, approval of, or notice to, the Minister of Communications may be required for holding of less than 5% of means of control. Because of this lack of consistency, Partner may be in breach of its licenses in this regard.

3D.2                RISKS RELATING TO OUR BUSINESS OPERATIONS

3D.2a              As a result of substantial and continuing changes in our regulatory and business environment, our operating results have decreased significantly in the past four years. Our operating results may continue to decline in 2015 and beyond, which may adversely affect our financial condition.

Our revenues in 2014 were NIS 4,400 million (US$ 1,131 million), a decrease of 3% from NIS 4,519 million in 2013 and a decrease of 21% from NIS 5,572 million in 2012. Our profit in 2014 was NIS 162 million (US$ 42 million), an increase of 20% from NIS 135 million in 2013 but a decrease of 66% from NIS 478 million in 2012. Earnings per share in 2014 were NIS 1.04, compared with NIS 0.87 in 2013 and NIS 3.07 in 2012.

The principal factor leading to this continued decline in operating results over the past few years has been the intense competition as a result of regulatory developments intended to enhance competition in the Israeli telecommunications market. These developments have caused (i) significant price erosion in cellular services due to heightened competition from new entrants (since 2012) in the Israeli cellular market, (ii) a decline in roaming revenues, and (iii) a decrease in our cellular subscriber base. The decrease in service revenues due to the continued price erosion is expected to continue in the coming quarters in 2015.

Depending on past and future regulatory and market developments, these factors may continue to negatively impact our business through 2015 and beyond, which may adversely affect our financial condition by, among other things, increasing the risk of a substantial impairment in the value of our telecommunications assets.

Because the regulatory environment continues to evolve with the objective of further increasing competition in the various markets in which we operate, our business and operating results may continue to be negatively affected in 2015 and beyond.  There can be no assurance as to when, or to what extent, we will be able to improve our results, and we may not be able to reach our prior levels of profitability and cash flow. See also "Item 5D.2 Outlook".

3D.2b           Our level of indebtedness could adversely affect our business, profits and liquidity. Furthermore, the continued decline in cash flow and difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness.

As of December 31, 2014, total net financial debt (total current and non-current borrowings and not payables less cash and cash equivalents) amounted to NIS 2,612 million, compared to NIS 3,000 million at December 31, 2013. See “Item 5B.3 Total Net Financial Debt". The free cash flow for 2014 was NIS 520 million compared to NIS 1,041 million for 2013, representing a decline of 50%.

The terms of the Company’s bank loans also require the Company to comply with financial covenants for existing loans on a consolidated basis. The existing bank loans agreements allow the lenders to demand an immediate repayment of the loans in certain events (events of default), including, among others, a material adverse change in the Company's business and non-compliance with the financial covenants set in those agreements. Although the Company has entered into agreements for deferred loans in a total amount of NIS 450 million, these agreements allow the lenders to not provide the loans should any of the events of default defined for our existing loans occur prior to the date for providing the deferred loans. Such events include a material adverse change in the Company's business. The continued decline in cash flow and difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness.See “Item 5B.2 Long-term Bank Loans".

In addition, our need for cash to service our substantial existing debt may in the future restrict our ability to continue offering long-term installment plans to promote sales of equipment.  As a result, our ability to continue benefiting from one of the key current drivers of total Company profits may be limited.  If the level of equipment sales and profits declines, and there is a further decline in profits from telecommunications services, total Company profits will not reach the levels recorded for 2014.   (See also “ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS" and specifically "Item 5D.2 Outlook");

Our substantial indebtedness could also adversely affect our financial condition and profitability by, among other things:

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

•	limiting our flexibility in planning for, or reacting to, changes in our industry and business as well as in the economy generally;
•	increasing the likelihood of a downgrade in the rating of our Notes by the rating company;
•	increasing the risk of a substantial impairment in the value of our telecommunications assets; and
•	limiting our ability to obtain the additional financing we may need to serve our debt, operate, develop and expand our business on acceptable terms or at all.

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

3D.2c              The network sharing agreement entered into by Partner may not provide the anticipated benefits and may lead to unexpected costs.

In November 2013, we entered into a 15-year network sharing agreement ("Network Sharing Agreement") with HOT Mobile pursuant to which, subject to the approval of the Ministry of Communications, the parties created a joint venture which is intended to operate and develop a radio access network to be shared by both parties ("JV"). However, the benefits from a pooled infrastructure may be less than anticipated, and the Company may experience unexpected costs for technical, legal or other matters which may arise in connection with its efforts to implement the agreement. It also may not be possible to establish the joint venture as the parties intend or at all.  The sources of these uncertainties include the possibilities that:

1)
the Ministry of Communications does not approve the Network Sharing Agreement or require changes which would render the agreement unattractive from the Company’s perspective or would negatively affect the commercial interest of the agreement;

2)	either of the parties to the agreement experiences credit or payment difficulties and cannot contribute effectively to the financing of the joint venture;
3)	the elimination of network sites results in lower operational savings than expected; and
4)	the joint venture experiences management deadlock.

In May 2014, the Antitrust Commissioner resolved to approve the Network Sharing Agreement, subject to a number of conditions.  See "Item 4B.9a Overview - Cellular Network Sharing Agreement". In the event we are found to be in breach of any of these conditions, the Antitrust Commissioner’s approval of the Network Sharing Agreement could be terminated, which could create significant uncertainty as to the management of the shared radio access network. The consequence, in addition to potential charges brought against individual members of our management, could be materially negative for our business and results of operations. In addition, after a period of seven years from the date of the Commissioner's approval, the Commissioner may cancel the antitrust approval of the Network Sharing Agreement if he has concluded that the JV's operations are liable to be substantively detrimental to the competition.

The Ministry of Communications has not yet approved the Network Sharing Agreement or granted a license to the joint venture. If approval is not granted or is delayed, or if the Ministry of Communications approves the Network Sharing Agreement subject to conditions which are unfavorable to us, our ability to compete and our results of operations may be materially adversely affected.

In December 2013, Cellcom Israel Ltd. (“Cellcom”) and Golan Telecom announced that they had entered into a network sharing agreement under which Golan Telecom will be provided with an indefeasible right of use regarding Cellcom's 2G and 3G radio networks, and in May 2014 they announced that they entered into a network sharing agreement under which Golan Telecom will be provided with an indefeasible right of use regarding Cellcom's 4G radio network. The agreements are subject to the approval of the Ministry of Communications and the Israeli Antitrust Commissioner. If these agreements receive regulatory approval and our Network Sharing Agreement with HOT Mobile is not approved, this would place us at a disadvantage compared to our competitors. As a result, our business and results of operations may be negatively impacted.

3D.2d              Competition resulting from the full service offers by telecommunications groups and additional entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, may continue to cause a further decrease in tariffs, an increase in subscriber acquisition and retention costs, and may continue to reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations.

Additional entrants into the mobile telecommunications market. Following the Ministry of Communications’ tender for the allocation of UMTS frequencies to two additional operators, the frequencies were ultimately awarded to MIRS (subsequently renamed HOT Mobile) and Golan Telecom, which entered the market in May 2012. The two additional entrants were awarded various benefits and leniencies, such as low minimum license fees and a reduction mechanism of the license fee (to the minimum fee set) offered to the winner based on the market share gained in the private sector over five years after being awarded the license. These entrants have launched aggressive tariff plans which include unlimited use packages. Consequently, prepaid telecommunications packages have lost their advantages as a cost controlling tool for customers, and as a result there has been migration from the pre-paid market to the post-paid market. Following the entry of the additional operators, the competition has adversely affected increased, which has and may continue to adversely affect, our churn rate and revenues.

The Ministry of Communications has recently granted various leniencies as part of the 4G tender to HOT Mobile, Golan Telecom and Xphone 018 Ltd. ("Xphone") (which has participated in the 4G tender as a new operator). These leniencies include:

•
a discount at a rate of up to 50% of the amount that they will have to pay for the frequencies (each addition of 1% market share will grant a discount at a rate of 10%, up to a maximum discount at a rate of 50%, during a period of 5 years);

•
the frequencies would be granted to them for longer license terms than those of the other cellular licensees-each operator received the right to use the frequencies for the period equal to the initial term of their license and a new operator such as Xphone, for a period of 20 years from the time of the grant of such license ; and

•
a waiver of HOT and Golan Telecom's obligation to build an independent network subject to their commitment to invest in a shared network with another operator the same amount that they have committed to invest in their UMTS network.

These leniencies place us at a substantial competitive disadvantage since they may lead to a further increase in the level of competition, which may negatively affect our results of operations.

Entrance of the sixth facility-based operator. Following the 4G tender results, Xphone gained one band of 5 MHz in the 1800, allowing it to share its frequencies with other operators and share their network. If Xphone will become the sixth facility based operator, this may further increase competition levels in the cellular market and negatively affect our results of operation.

Entrance of MVNO operators. The entrance of MVNO operators has further increased competition in the market, since many MVNOs are retailers with a wide customer base and distribution network that allows them to offer attractive package prices to their customers. See “4B.10a Competitors in the Cellular Services market” and "4B.13d - iii Payment Conditions to MVNO Hosting by Cellular Operators".

Competitive advantages of the two fixed-line infrastructure groups. The Bezeq Group and the HOT Group are the only Israeli telecommunications providers that have their own nationwide fixed-line telecommunications infrastructures.

Bezeq Group – Bezeq, Israel’s largest telecommunications provider and the primary fixed-line operator, provides fixed-line telephony services, cellular telecommunications services, primary rate interface (“PRI”), broadband internet access infrastructure services, ISP services, transmission and data communications services, ILD services and multi-channel television services. The Bezeq Group is under structural separation rules which apply to management, employees, assets, marketing and finance and data systems. Starting in 2010, the Ministry of Communications has allowed the Bezeq Group to market bundled telecommunications services to the private sector, subject to certain conditions and limitations, including provisions which prevent Bezeq from discounting the price of bundled services from their unbundled prices and including its fixed-line telephony service within bundles. See “Item 4B.2 Broadband and Internet services.” Following implementation of the fixed-line wholesale market, the requirement for structural separation may be removed, which would allow Bezeq to take advantage of its nationwide presence and cross-subsidization to market and sell more competitive and attractive offers than we will be able to offer, including cellular services. Bundled offerings have become more frequent in Israel and have caused price erosion in the services included. See "Item 3D.1b Regulatory reforms that are intended to allow telecommunication providers, such as Partner, that do not have their own fixed-line infrastructure to include the infrastructure component as part of their bundled service offerings may negatively affect our business and results of operations if insufficiently and/or improperly implemented, or if the structural separation provisions (which apply to Bezeq and HOT) are removed before we have established ourselves in the fixed-line market."

Bezeq – Yes merger. In March 2014, the Antitrust Commissioner decided to approve a merger between Bezeq and its subsidiary, DBS Satellite Services (1998) Ltd. ("Yes") which provides multichannel pay-television services subject to certain conditions. See "Item 4B.10a Competitors in the Cellular Services market”. The Ministry of Communications has not yet approved the merger. Such merger, if approved, may increase Bezeq's incentives to prevent or limit Partner and other competitors' ability to provide over-the-top (OTT) multi-channel television services, if Partner or the other competitors should choose to enter the television market.

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

Israel Broadband Company (IBC). In August 2013, the Minister of Communications granted Israel Broadband Company (2013) Ltd. (“IBC”), a general license for the provision of fixed-line telecom services (infrastructure) and for the establishment of a nationwide optic fiber network using the Israeli Electric Company's infrastructure. IBC is owned by Israel Electric Corporation (40%) and a consortium of companies elected as the winning bidder in the election process, which is comprised of the following companies: ViaEuropa Israel Ltd., RAPAC Communication & Infrastructure Ltd., BATM advanced Communication Ltd., Tamares Holdings Sweden AB and Zisapel Properties (1992) Ltd. and Cisco Systems Finance International (60%). Although IBC is in principle permitted to provide its services only to other telecommunications licensees on a wholesale basis, IBC has introduced a new business model which enables it to reach the retail market through the services of ISPs who sign agreements with them. Currently, IBC has agreements with the relatively small ISPs while the three major ISPs in Israel (Bezeq International, Netvision and Partner) have no distribution agreements with IBC. IBC has launched a web portal in which it offers ISP services to end-users (through agreements with selected ISPs). The variety of suppliers, immediate choice, and ability to quickly switch suppliers may commoditize the ISP segment and negatively impact our revenues and profits. IBC was also granted a special license for the provision of domestic fixed-line data communication. According to local media reports, IBC is permitted under its special license to provide its services to major commercial customers.

Market Saturation. Because the Israeli cellular market has reached a level of full saturation, except for natural market growth through the growth of population, any acquisition of new subscribers by any service provider results in a loss of market share for its competitors.

Sale of handsets and other equipment. Competition in the market for handsets and other equipment including tablets, laptops, audio-visual devices and other related equipment sold by the Company is high and may increase which may affect our results of operation.

Competition in Roaming Services. Some of our competitors may be able to obtain lower roaming rates than us either because they have larger call volumes or through their affiliations with other international cellular operators. Some competing service providers use alternative technologies for roaming that bypass the existing method of providing roaming services.  In addition, the entry into the market of MVNOs and two additional infrastructure based cellular operators has increased competition in the roaming market, since some of the entrants offer roaming solutions that allow them to set lower roaming charges. In addition, the requirement to sell unlocked handsets facilitates the ability of subscribers to use local SIM cards in their handsets when traveling abroad, which may compete with our roaming services and negatively affect our revenues and profits from roaming. Further competition in roaming services (both inbound and outbound) has arisen and may arise in the future from other telecommunication operators and new technologies that allow subscribers to use global SIM cards and pure internet-based services such as Skype, Viber and WhatsApp, as well as other operator products which use VoIP applications. In addition, during 2014 some cellular operators began marketing plans that, in addition to calls, SMS and internet, include roaming services to set lists of countries.

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

LTE licenses. LTE is an evolved mobile technology that allows a wide bandwidth for data services. Following the completion of the LTE frequencies tender in January 2015, the Ministry of Communications is due to allocate additional spectrum for LTE services in the 1800 range to us and to some other competing cellular telecommunications operators.  Through network sharing arrangements, we and our competitors are able to expand our access, albeit on a shared basis with a partner, to these frequencies, thereby enhancing the ability to offer advanced technology services. Depending on the network sharing arrangements ultimately adopted and approved by the regulatory authorities, the conditions and regulatory limitations that will be imposed on such agreements, and the execution of such arrangements, we may have less access to 4G spectrum than some of our competitors, which would adversely affect our ability to offer equally or more attractive services.

3D.2e              The recent unionization of our employees might prevent us from executing necessary organizational and personnel changes, result in increased costs or disruption to our operations, and reduce management’s flexibility to adapt operations to market conditions, and our operating expenses may be increased, all of which could adversely impact our results.

In August 2014, we recognized the Histadrut, an Israeli labour union, as the union representing the Company's employees and we have begun negotiations regarding a collective employment agreement. Collective employment agreements reached at other companies, including telecommunication companies, in recent years, resulted in substantial one-time payments as well as increase in annual employment costs for these companies.

As a result, management's flexibility to efficiently run our business and adjust operations to market conditions, and in particular to reduce employee headcount, may be reduced. In addition, the unionization of our employees may disrupt our operations or cause work stoppages and may increase operating expenses and adversely affect our results of operations.

3D.2f              Significant price decreases may in the future cause us to recognize substantial impairment in the value of our telecommunications assets.

As a result of price decreases in the market for cellular and fixed-line telecommunications services, we may be required to perform an impairment test on our telecommunications assets. In 2011, as a result of sharply worsening conditions in the fixed-line market, we recorded asset impairment charges of NIS 235 million for the fixed-line business and goodwill impairment of NIS 87 million with respect to the VOB/ISP and ILD group of Cash Generating Units ("CGUs") of the fixed line segment.  At December 31, 2012, 2013 and 2014, we conducted required impairment tests and determined that no goodwill impairment should be recorded as of these dates. (See “Item 5A.1d  - Impairment test of Fixed-Line Goodwill as of December 31, 2012, 2013 and 2014.”) However, continued increases in the level of competition for cellular, fixed-line and data transmission services may bring further downward pressure on prices which may require us to perform further impairment tests of our assets. Such impairment tests may lead to recording additional significant impairment charges, which could have a material negative impact on our operating and net profit.

3D.2g              Our purchase commitments pursuant to our non-exclusive agreement with Apple for the purchase and resale of iPhone handsets in Israel may adversely affect our financial results.

Pursuant to a non-exclusive agreement we entered into in November 2012 with Apple Distribution International for the purchase and resale of iPhone handsets in Israel, we agreed to purchase a minimum quantity of iPhone handsets per year, for a period of three years. These purchases represent a significant portion of our expected handset purchases over that period. If we fail to meet the minimum quantities and do not reach an agreement with Apple regarding this matter, we may be in breach of the agreement which may involve payment of damages, which would increase our costs.

3D.2h              We depend on a limited number of suppliers. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of network equipment and handsets and other devices or maintenance support on a timely basis.

Network suppliers. We purchased our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software, mainly from Ericsson as well as from Alcatel-Lucent and other suppliers. As of January 2008, we purchase all our UMTS and LTE network equipment from Ericsson. In October 2010, we entered into an agreement with Ericsson for the upgrade and modernization of our networks and the deployment of our fourth generation network in Israel. See "Item 4B.9g Suppliers". We are therefore, as a practical matter, materially dependent on Ericsson as our sole vendor for our UMTS and LTE networks.

Handset and other equipment suppliers. We purchase the majority of our handsets and other equipment from a limited number of suppliers.

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

Our results of operations could be adversely affected if any of our key suppliers fails to provide us with adequate supplies of handsets, equipment, as well as ongoing maintenance and upgrade support, in a timely manner. In addition, our results of operations could be adversely affected if the price of network equipment rises significantly. In our experience, suppliers from time to time extend delivery times, limit supplies and increase the prices of supplies due to their supply limitations and other factors. If the availability of handsets and other equipment furnished by our suppliers is insufficient to meet our customers’ demands, we may lose opportunities to benefit from demand for this product, and our unserved customers may purchase the equipment independently which may adversely affect our revenues. In addition, the constant development of new handsets and other equipment can render existing handsets and other equipment obsolete resulting in high levels of slow moving inventory.

3D.2i              Unanticipated growth in subscriber demand for cellular data may require us to to make additional investments and to modify certain products or services.

As part of our strategy of evolving into a diversified multi-service communications and media service provider, we have developed services and successfully encouraged subscriber demand for internet access and content and data consumption using cellular phones, smartphones, tablets, data cards and ISP Services. However, in the event subscriber demand for data increases more rapidly than expected, we may need to develop strategies to avoid data traffic overloading the capacity of the network. Such strategies may include modifying certain products or services or undertaking significant additional investments. In addition, regulatory developments seeking to ensure “fair usage” of the internet for all persons may impose changes on the terms and conditions of certain of our current or future services. In the event of substantial, rapid growth in data consumption by our subscribers and the public generally, we may be obliged to undertake significant investments and to adjust our product offerings or, both of which could have a material adverse effect on our financial condition or results of operations.

3D.2j              We could be subject to legal claims due to the inability of our information systems to fully support our tariff plans.

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

3D.2k              Actual and alleged health risks related to network sites and the use of mobile telecommunications devices, including handsets, could have a material adverse effect on our business, operations and financial condition.

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

In June 2011, WHO published a fact sheet (no. 193) in which it was noted that “A large number of studies have been performed over the last two decades to assess whether mobile phones pose a potential health risk. To date, no adverse health effects have been established as being caused by mobile phone use”. It was also noted by WHO that “While an increased risk of brain tumors is not established, the increasing use of mobile phones and the lack of data for mobile phone use over time periods longer than 15 years warrant further research of mobile phone use and brain cancer risk in particular, with the recent popularity of mobile phone use among younger people, and therefore a potentially longer lifetime of exposure”. WHO notified that in response to public and governmental concern it will conduct a formal risk assessment of all studied health outcomes from radio frequency fields exposure by 2014. We are not aware that such an assessment has been published.

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

3D.2l              In the event critical elements of our networks which provide mobile, fixed-line, ISP and ILD services are damaged or rendered non-operational, we may not be able to replace them or return them to service quickly. As a result, we may not be able, for an indeterminate period of time, to provide services to a substantial portion of our subscribers, furnish some services properly or at all, charge for services provided or ensure data security, causing loss of revenues, a duty of compensation to subscribers, damage to our brand and reputation, and loss of customers.

Some elements of our network, particularly our mobile network, perform critical functions for broad sectors of our network operation, such as switching, billing and data platforms. If such a critical element were damaged or ceased proper operation due to natural causes (such as fire, water, extreme weather conditions, earthquake), technical failures or hostile activities (see “Item  3D.2q The political and military conditions in Israel may adversely affect our financial condition and results of operations.”) or cyber incidents generated either externally through accidental malfunctioning or deliberate intrusion, or internally as a result of technical breakdown, damages may result to us or to our customers. For example, an entire sector of our network coverage or all of it may be rendered non-functioning, which means that we would not be able to provide telecommunications services to a substantial portion of our subscribers; or we may be unable to provide certain services, or to provide them without disruptions or charge for services rendered, or we may experience loss of data of the Company or of our customers stored with us. During 2014, we experienced an increase in cyber incidents, certain of which penetrated our cyber defenses, although no significant damage resulted and there was no loss of or access to subscriber data. Although we have integrated systems to protect against events such as cyber incidents and prepared Disaster Recovery Plans ("DRP"), it is not possible to determine in advance whether our defense systems and recovery plans will continue to be entirely effective, or how quickly we will be able to restore service. In the event we are unable to provide telecommunications services to a substantial portion of our subscribers, whether temporarily or for an extended period of time, or if subscriber data is lost or accessed, our business and short- and long-term results of operations will be materially negatively affected, we may be exposed to legal claims and liability to our subscribers, our brand and reputation may be damaged, we may suffer a loss of customers, and we may be required to compensate our customers, which may adversely affect our results of operation.

3D.2m              The telecommunications industry is subject to rapid and significant changes in technology and industry structure which could reduce demand for our services.

We face competition from existing or future technologies that have the technical capability to handle mobile, fixed-line and international long distance telephone calls, and to interconnect with local and international telephone networks and the Internet.  Such new and evolving technologies include fixed-line and broadband wireless access services, Over the Top or Internet-based voice and multimedia services, Wi-Fi technologies and VoC.  For example, internet-based services that provide user experience largely equivalent to our offerings, such as Voice over IP (“VoIP”), messaging services (Skype, Viber, Whatsapp), and video services (youtube, video portals) are already available. In addition, the rapid development in recent years of technologies that allow international calls to be placed over the Internet without the need to use the services of an ILD has caused a decrease in the amount of international call minutes placed through the ILD services and also serve as an alternative for fixed-line communications. In particular, the risk posed by VoIP is that the purchase of a data package alone will be sufficient for the provision of most cellular voice, data and messaging services.

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

3D.2n              We are exposed to, and currently engaged in, a variety of legal proceedings, including requests to approve lawsuits as class actions related primarily to our network infrastructure and consumer claims.

In addition to a number of legal and administrative proceedings arising in the ordinary course of our business, we have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure, which may result in civil liabilities or criminal penalties against us or our officers and directors, and consumer claims, including class action suits, regarding, for example, our tariff plans and billing methods, which are costly to defend and may result in significant monetary damages and civil penalties. The number of class actions that have been filed against us has increased over the past few years and this trend may to continue in light of various amendments to the Consumer Protection Law and stricter regulatory policies that have been adopted. The costs that may result from these lawsuits are only accrued when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of legal counsel and on the Company’s estimate of the financial exposure if the verdict is in favor of the plaintiff.  If the requests to certify lawsuits against us as class actions are approved and succeed or if we underestimate the potential exposure our financial results will be adversely affected. See “Item 8A.1Legal And Administrative Proceedings ”.

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

3D.2o              We are dependent upon our ability to interconnect with other telecommunications carriers. We also depend on Bezeq and other suppliers for transmission services and some of our Fixed-Line Services are dependent on our having access to Bezeq and the HOT Group’s fixed-line network. The failure of these carriers to provide these services on a consistent basis could have a material adverse effect on us.

Our ability to provide commercially viable fixed-line and cellular telephone services depends upon our ability to interconnect with the telecommunications networks of existing and future fixed-line, cellular telephone and international operators in Israel in order to complete calls between our customers and parties on the fixed-line or other cellular telephone networks. All fixed-line, cellular telephone and international operators in Israel are legally required to provide interconnection to, and not to discriminate against, any other licensed telecommunications operator in Israel. We have interconnect relations with all the Israeli operators, including Bezeq and HOT Telecom, and we also depend on their internet broadband access infrastructure in order to provide ISP services and VoB fixed telephony services to the residential market. See "Item 3D.1b Regulatory reforms that are intended to allow telecommunication providers, such as Partner, that do not have their own fixed-line infrastructure to include the infrastructure component as part of their bundled service offerings may negatively affect our business and results of operations if insufficiently and/or improperly implemented, or if the structural separation provisions (which apply to Bezeq and HOT) are removed before we have established ourselves in the fixed-line market."

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

3D.2p              Our marketing strategy relies on using the international Orange brand. If our brand license agreement terminates or is revoked, we will lose one of our main competitive strengths.

Our marketing strategy relies on the use of the international Orange brand, which we have licensed from Orange Brand Services Limited, a member of the France Telecom Group (“Orange”), since July 1, 1998. The license shall be in effect for as long as we are able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel and for as long as we comply with the terms of the agreement. Under the brand license agreement, Orange may terminate our license if we have materially breached the agreement and such breach has not been remedied within a certain time period.

If we lose the use of the Orange brand, we would lose one of our main competitive strengths and have to create and position a new brand, which could require substantial time and financial resources. As a result, our business and results of operation may be negatively affected.

We are currently negotiating the royalty rates to be paid starting with the second quarter of 2015.  If we do not reach an agreement, the parties will jointly appoint an independent expert to determine the royalty rates that we should pay as of July 1, 2013 (the date on which the 15 year royalty free period ended) for the next five years. If the parties are unable to agree upon an independent expert they will accept an appointee of the President for the time being of the International Chamber of Commerce.

3D.2q              The political and military conditions in Israel may adversely affect our financial condition and results of operations.

The political and military conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners and political instability within Israel or its neighboring countries are likely to cause our revenues to fall and harm our business. During the last decade, there has been a high level of violence between Israel and the Palestinians, including missile strikes by Hamas against Israel, which led to an armed conflict between Israel and the Hamas over the past few years and more recently in July 2014. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. There is evidence that Iran has a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us. Ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on the Israeli economy, in general, and on our business, financial condition or results of operations. During such periods, incoming and outgoing tourism may be affected which consequently may have an adverse effect on our financial results. In particular, in recent conflicts, missile attacks have occurred on civilian areas, which could cause substantial damage to our infrastructure network, reducing our ability to continue serving our customers as well as our overall network capacity. In addition, in the event political unrest and instability in the Middle East, including changes in some of the governments in the region, causes investor concerns resulting in a reduction in the value of the shekel, our expenses in non-shekel currencies may increase, with a material adverse effect on our financial results.

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

3D.2r              Operating a telecommunications network involves the inherent risk of fraudulent activities and potential abuse of our services, which may cause loss of revenues and non-recoverable expenses.

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

3D.2s              Our business may be impacted by shekel exchange rate fluctuations and inflation.

Nearly all of our revenues and a majority of our operating expenses are denominated in shekels. However, in recent years, between one fifth and one quarter of our operating expenses (excluding depreciation and amortization), including a substantial majority of our equipment purchases, were linked to or denominated in non-shekel currencies, mainly the US dollar. These expenses related principally to the acquisition of equipment and devices, where the price paid by us is based mainly on US dollars. In addition, a substantial amount of our capital expenditures are incurred in, or linked to, non-shekel currencies, mainly US dollars. A decline in the value of the shekel against the dollar (or other foreign currencies) could have a further adverse impact on our results, which may be material if we are unable to pass on higher costs to our customers in the Israeli market. Material changes in exchange rates may cause the amounts that we must invest to increase materially in shekel terms.

Since May 2013, we have not entered into any derivative transactions to hedge underlying exposure to foreign currencies. As a matter of policy, we do not enter into transactions of a speculative or trading nature.

Our bank borrowings and repayments of principal and interest on our Series B Notes due 2016, Series C Notes due 2018, Series D Notes due 2021 and Series E Notes due 2017 are currently in shekels, of which Series B and C, and bank borrowings, at a total principal of NIS 1,675 million (including current maturities, less offering expenses) are linked to CPI. We may not be able to raise our tariffs in a manner that would fully compensate for any increase in the CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for more information regarding the Company’s exposure to exchange rate fluctuations and inflation.

3D.2t              We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which may have a material adverse effect on our operating results and our share price.

Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to the evaluation of our internal control over financial reporting  require substantial resources, management time and attention. We expect these efforts to require a continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Although our management has concluded that our internal control over financial reporting was effective as of December 31, 2014, we may identify material weaknesses or other disclosable conditions relating to internal control over financial reporting in the future. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and significant effort and expense, and could have a material adverse effect on our operating results and on the market price of our ordinary shares.

3D.2u              Based on a decision of the Board of Directors in 2012, dividend distributions are assessed from time to time on the basis of various factors. There can be no assurance that dividends will be declared or, if they are, at what level.

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

For the year ended December 31, 2010, the Company distributed dividends in an amount of NIS 1,217 million. In addition, NIS 1,400 million was distributed to shareholders in March 2010 following the reduction of the shareholders’ equity as approved by the Courts.  For the year ended December 31, 2011, the Company distributed dividends in an amount of NIS 350 million. For the year ended December 31, 2012, the Company distributed dividends in an amount of NIS 160 million. No dividends have been declared for the years ended December 31, 2013 and 2014.

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

3D.3                RISKS RELATED TO OUR PRINCIPAL SHAREHOLDERS

3D.3a           30.48% of our issued and outstanding shares and voting rights are held by S.B. Israel Telecom Ltd. our largest shareholder, who has a shareholders’ agreement with Scailex Corporation Ltd., whose holdings amounted to 5.98% of our issued and outstanding shares and voting rights as of February 15, 2015.

As of February 15, 2015,  our largest shareholder, S.B. Israel Telecom Ltd. (“S.B. Israel Telecom”), held approximately 30.48% of our issued and outstanding shares following the change of control transaction in January 2013, pursuant to which S.B. Israel Telecom acquired shares from Scailex Corporation Ltd. ("Scailex") and Leumi Partners Ltd. As of February 15, 2015, Scailex held approximately 5.98% of our issued and outstanding shares. See “Item 7A.1 Principal Shareholders”. As part of the change of control transaction, S.B. Israel Telecom and Scailex have signed a shareholders’ agreement regarding, among others, the exercise of their voting rights (in which they have agreed to hold a preliminary meeting to coordinate a uniform vote in advance of each shareholders’ meeting) and their consent regarding nomination of directors in Partner. See “Item 7A Major Shareholders – Shareholders’ Agreement”.As our largest shareholder, S.B. Israel Telecom has the ability to significantly influence our business through its ability to appoint directors serving on our Board of Directors and thereby substantially control all actions that require approval of our Board of Directors. S.B. Israel Telecom is not obligated to provide us with financial support or to exercise its rights as a shareholder in our best interests or in the best interests of our other shareholders and noteholders, and it may engage in activities that conflict with such interests. If the interests of S.B. Israel Telecom conflict with the interests of our other shareholders and noteholders, those shareholders and noteholders could be disadvantaged by the actions that it may pursue.  However, S.B. Israel Telecom is subject to the fairness duty of a controlling shareholder under the Israeli Companies Law, and, in the context of related party transactions, to vote for the approval of transactions which are in favor of the Company. See "Item 6C.13 Duties of a Shareholder".

Following resolutions of the Tel-Aviv-Jaffa District Court in July 2014 and January 2015, the Court appointed a receiver with respect to the control of most of Scailex's shares in Partner in light of Scailex's failure to comply with its obligations to its noteholders.  In February 2015, the receiver sold 6,215,750 shares on the Tel-Aviv Stock Exchange, retaining control over 9,076,050 shares in the Company, which represent 5.76% of the Company’s issued and outstanding shares. The receiver may sell all or a portion of these shares in the public market within a short period, or there may be a public perception that such a sale may occur. The effect of such a sale or perception may be to depress the market price of our shares or to impair our ability to raise capital through the sale of equity and equity-related securities.

For more information regarding our major shareholders see "Item 7A Major Shareholders and 7A.1 Principal Shareholders".

ITEM 4.              INFORMATION ON THE COMPANY

4A.           History and Development of the Company

We were incorporated in Israel under the laws of the State of Israel on September 29, 1997, as Partner Communications Company Ltd. Our products and services are marketed under the Orange brand and since 2011 also under the 012 Smile brand. Our principal executive offices are located at 8 Amal Street, Afeq Industrial Park, Rosh Ha’ayin 48103, Israel (telephone: 972-54-7814-888). Our website addresses are www.orange.co.il and www.012mobile.co.il. Information contained on our websites does not constitute a part of this annual report. Our authorized U.S. representative is Puglisi and Associates, 850 Library Avenue, Suite 204, Newark, Delaware, 19711 and our agent for service in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

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

•	In July 2001, we registered our ordinary shares for trading on the Tel Aviv Stock Exchange.

•	In December 2001, the Ministry of Communications ("MoC") awarded us two bands of spectrum: one band of GSM 1800 spectrum and one band of 2100 UMTS third generation spectrum.

•	In June 2002, our license was extended until February 2022.

•	In December 2004, we commercially launched our 3G network.

•	In March 2005, we completed a debt offering, raising NIS 2.0 billion in a public offering in Israel of notes due 2012.

•	In April 2005, we repurchased approximately 33.3 million shares from our Israeli founding shareholders, representing approximately 18.1% of our outstanding shares immediately before the repurchase.

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

•
In February 2010, following the District Court’s approval, a total amount of NIS 1.4 billion or approximately NIS 9.04 per share was paid on March 18, 2010, to shareholders and ADS holders of record on March 7, 2010, as a special dividend distribution.

•
In March 2011, we acquired all of the outstanding shares of 012 Smile Telecom Ltd., a leading provider of broadband and traditional telecommunications services in Israel. The acquisition of 012 Smile supported our strategy of becoming a leading comprehensive communications group, expanding our range of services and products.

•
In January 2013, S.B. Israel Telecom, an affiliate of Saban Capital Group, a private investment firm, based in Los Angeles, California, specializing in the media, entertainment and communications industries, became our principal shareholder through acquiring 30.87% of our issued and outstanding shares, principally from our previous controlling shareholder, Scailex. See “Item 7A Major Shareholders”.

•
In November 2013, we entered into a 15-year Network Sharing Agreement with HOT Mobile pursuant to which the parties would create a 50-50 joint venture to operate and develop a cellular network to be shared by both parties (inter alia, as a result of pooling both parties' radio access network infrastructures to create a single radio access network).  The Network Sharing Agreement has been approved by the Israeli anti-trust authorities, subject to conditions, and remains subject to the approval of the Ministry of Communications.  See "Item 4B.9 Our Network".

•	In July 2014, we commercially launched limited 4G services in Israel over a frequency band of only 5 MHz in the 1800 spectrum.

•
In March 2015, the acting Minister of Communications approved the results of the tender bid process in which we won an additional 5 MHz in the 1800 spectrum (in addition to our 10 MHz frequency bands in the 1800 spectrum).

For information on our capital expenditures for the last three financial years, and for the principal capital expenditures currently in progress, see “Item 4B.9 Our Network” and “Item 5B.3 Total Net Financial Debt- Capital Expenditures”.

4B.           Business Overview

Partner Communications Company Ltd. is a leading Israeli telecommunications company, providing a range of cellular and fixed-line telecommunication services. We offer our subscribers a full range of products and services to address a wide range of communications needs based on advanced technologies currently available as well as a range of competitive tariff plans.

As part of our strategy to extend our evolution into a diversified multi-service communications group, we supply our services through two business segments:

-
the cellular business segment, our main business, which represents the largest portion of our total revenues. The cellular business segment includes all services provided over our cellular networks including airtime, interconnect, roaming and content services. In addition, the cellular business segment’s activities include sales of relevant equipment including cellular handsets, tablets, (including WI-FI-only tablets) laptops, datacards, modems including built-in modems in laptops and related equipment and accessories. On December 31, 2014, we had approximately 2,837 thousand cellular subscribers, representing an estimated 28% of total Israeli cellular telephone subscribers at that date. As of that date, approximately 75% of our subscriber base (approximately 2,132,000 subscribers) was represented by subscribers who subscribe to post-paid tariff plans and 25% (approximately 705,000 subscribers) by subscribers who subscribe to pre-paid tariff plans.  (For a definition of “subscriber”, see “Item 3A Selected Financial Data”); and

-
the fixed-line business segment, which includes a number of services provided over fixed-line networks including (1) ISP services that provides access to the internet as well as home Wi-Fi networks, including VAS such as anti-virus and anti-spam filtering; and fixed-line voice communication services provided through VOB; (2) transmission services and primary rate interface ("PRI"); and (3) ILD services, outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. In addition, this segment includes sales of related equipment such as domestic routers, smartboxes, WI-FI-only tablets and related equipment.

We market our cellular services mainly under the Orange brand, which is licensed to us and has been used successfully in other markets around the world to promote telecommunications services. Throughout the years Orange has been the leading telecommunications brand in Israel. We also market our Fixed-Line Services under the 012 Smile brand and some of our Cellular Services under the 012 Mobile brand.

Our GSM/UMTS/LTE network covered 99% of the Israeli population at year-end 2014. We currently operate our GSM network in the 900 MHz and 1800 MHz bands, the UMTS network in the 900 MHz and 2100 MHz band and the LTE network in the 1800 MHz band. Our services provided on our network include standard and enhanced services, as well as value-added services and products. See "Item 4B.6 Services and Products".

In 2014, Partner was named by Marketest, a multi-discipline research and consulting firm, as the leading company among the large cellular companies in Israel in their “market-test rating for customer experience” and 012 Smile was named as the leading company among the ISP providers in main parameters for customer service. In 2014, we were named by the Maala organization in their highest platinum plus category for corporate social responsibility for the seventh consecutive year.

4B.1                SPECIAL CHARACTERISTICS OF THE CELLULAR TELECOMMUNICATIONS INDUSTRY IN ISRAEL

We believe that the following special characteristics differentiate the Israeli market from other developed cellular telecommunications markets. In particular, as noted below, on-going, significant changes in regulations applicable to cellular operators have created a complex environment specifically intended to substantially increase competition:

•
High Rate of Unlimited Packages. Israeli cellular operators provide, among other price-competitive offers, a particularly high rate of unlimited voice and text packages, and various data packages consisting of relatively high volumes of data at competitive prices.

•
Lack of Migration Barriers.  The Israeli cellular market to date has limited migration barriers. There is full number portability. Operators are no longer able to offer beneficial packages to residential or small business customers that commit to any contract periods are prohibited from selling locked handsets and are not allowed to charge exit fees or link the sale of handsets to services.

•
Cellular Telephone Market Saturation. Since 1994, the market has sustained a rapid annual rate of growth from a 2.6% penetration rate at year-end 1994 to an estimated penetration rate in Israel at December 31, 2014, of 124%, representing approximately 10.3 million subscribers out of an estimated population of approximately 8.3 million. The total number of estimated cellular telephone subscribers includes dormant subscribers and subscribers to multiple networks as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers.

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

4B.2                SPECIAL CHARACTERISTICS OF THE FIXED-LINE TELECOMMUNICATIONS INDUSTRY IN ISRAEL

Bezeq and the HOT Group are the only telecommunications services providers with their own nationwide fixed-line infrastructure. Recently IBC, which has a licence to provide fixed-line services nationwide, has started a limited deployment of its fiber-based fixed-line services.

Fixed-line telephony Services

Bezeq is the incumbent provider of fixed-line telephony services in Israel and holds approximately 60% of the market.  Partner holds approximately 9% of the market and the other providers of fixed-line telephony services (HOT Telecom and Cellcom) hold approximately 31% of the market.

Broadband and Internet services

The internet market is split between (i) internet infrastructure providers and (ii) internet service providers (ISP). There are only two internet infrastructure providers. Bezeq through xDSL technology and HOT Telecom through DOCSIS cable modem technology. xDSL services were launched by Bezeq in 2000 and currently represent approximately 60% of broadband connections. Cable modems, which account for the rest of the market, have been available since 2002.

On the other hand, many telecommunication companies, including Partner, hold ISP licenses.  Holders of ISP licenses, such as Partner, obtain access to fixed line infrastructure through contracts with the internet infrastructure providers

The Israeli fixed-line broadband market is characterized by a regulatory separation between the providers of the infrastructure services and the providers of internet access services. The Ministry of Communications seeks to increase competition in the fixed-line telecommunications market by regulating wholesale market prices. In order to provide an incentive for Bezeq to implement the wholesale market, the Ministry of Communications intends to reduce the regulations requiring Bezeq to maintain a “structural separation” between its fixed-line and mobile telecommunications operations. See "Item 3D.1b Regulatory reforms that are intended to allow telecommunication providers, such as Partner, that do not have their own fixed-line infrastructure to include the infrastructure component as part of their bundled service offerings may negatively affect our business and results of operations if insufficently and/or improperly implemented, or if the structural separation provisions (which apply to Bezeq and HOT) are reduced before we have established ourselves  in the fixed-line market."

In August 2013, the Israel Broadband Company (IBC), was granted licenses after winning the tender published by the State of Israel for the election of a minority shareholder in the Israel Electric Corporation telecommunication project. IBC introduced a new business model which enables it to reach the retail market through the services of ISPs. IBC has launched a web portal in which it offers ISP services to end users. ISPs which reach agreements with IBC are listed on the web portal. Currently only niche ISPs have reached agreements with IBC. For further details see "Item  4B.13d - x. Israel Broadband Company ".

Internet access is currently provided by three major Internet service providers, or ISPs: Netvision, Bezeq International and Partner, as well as some other niche players. The Company estimates that it is the second largest ISP in the market. All three major providers are also suppliers of ILD services (see below).

Until 2011, the Israeli ISPs were connected to the World Wide Web through an underwater communications cable owned and operated by Med Nautilus, a subsidiary of Telecom Italia SpA. Since January 2012, Bezeq International has its own underwater communications cable, and in February 2012, the Tamares Group’s underwater communications cable commenced operations. These additional underwater cables have increased the effective bandwidth of international data connectivity and reduce costs for ISPs. However, proposed regulation published for public comments by the Ministry of Communications in November 2011 includes certain limitations on the terms of agreements with Med Nautilus, which would, among other effects, limit the discounts and capacity which Med Nautilus may provide and force ISP providers (other than Bezeq International) to purchase capacity on less favorable terms and prices.

International long distance services

ILD services in Israel have been open for competition since December 1996. There are currently eight players in this market. The three major players are: Partner, through 012 Smile, Bezeq International and Netvision through Cellcom, who are estimated to hold together approximately 80% of the market. The other players are Xfone and Telzar International Communications Services Ltd., which commenced operations in 2011, and Hashikma N.G.N International Telecommunications 015 Ltd, Golan Telecom and HOT Mobile, that commenced operations in 2012. Beginning in 2012, as part of the unlimited packages that the cellular companies began offering their customers, most of them, including the Company, included ILD services to certain destinations in these packages. Proposed regulations intend, inter alia, to allow all general telecommunications licensees (including MVNOs) to provide international call services  to international destinations included in their subscribers’ tariff plans and only calls to destinations not included in the subscriber's plans would be routed through ILD providers. See "Item 4B.13d - viii Hearings and Examinations". Such regulations may alter the ILD market structure in Israel and decrease the volume of international calls routed through ILD providers.

4B.3                OUR STRATEGY

We intend to continue to create value for our shareholders, customers and employees. In order to accomplish this, we intend to:

•
Pursue our Evolution into a Diversified Multi-service Communications Group. In order to compete with the emerging comprehensive telecommunications groups, we are continuing to broaden and diversify our portfolio of products and services to evolve into a diversified multi-service communications and media service provider. Our goal is to provide a full range of telecommunications and media services which will enable customers to satisfy all their telecommunications needs through us. Our high quality network enables our customers to benefit from advanced and high quality services. In addition to our major business providing cellular telecommunications services, our services offering range includes fixed-line telephony, ISP services, transmission services, and ILD services and other accompanying telecom and media services and we also sell telecommunciations equipment such as handsets, phones, tablets, laptops, modems, data cards, domestic routers and related equipment. We also intend to further enrich our media and content offerings in order to attract new customers and increase the level of loyalty and satisfaction of our existing customer base. Our licenses to operate in various telecommunications areas enable us to provide a wide range of services that will potentially be used to create a bundle of telecom and other adjacent services which we believe will favorably affect our ability to limit churn rates, increase customer loyalty, maximize the synergy between our lines of business and generate additional streams of revenues. Upon effective implementation of the wholesale market in fixed-line telecommunications, we will strive to compete in the infrastructure market so that we may be able to provide our customers with a comprehensive package of services. These services will include an attractive alternative to multi-channel television services in the Israeli market.

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

•
Technical Leadership and Innovation.   We strive to lead the market in technology and always to be at the technological edge. We were the first cellular company in Israel to launch an LTE (4G) network (in July 2014), with limited performance due to the use of only 5 MHz in the 1800 spectrum. Upon allocation of additional 1800 frequencies, following a 4G tender held January 2015, and obtaining the Ministry of Communication’s approval for our Network Sharing Agreement with HOT Mobile, which will allow us to share frequencies with other operators, we will be able to provide our customers with a full 4G experience. We have had and shall continue to have, a commitment to ensure the quality of our network in all its domains: cellular, fixed-line telephony, ISP and transmission and the integration of technological progress to support usage growth.  We continuously invest in our network platforms and transmission network and are preparing our network for upgrading to the next generation including LTE advance, while ensuring smooth migration from existing technologies to next generation technologies.  Based on the Network Sharing Agreement with HOT Mobile and assuming that we will receive MoC approval to put it into effect, we expect to improve the coverage and quality and to accelerate the development of our cellular network infrastructure, while reducing operating costs. We identify and invest in innovative value added services that we believe will allow us to offer our customers a wide range of services that will enrich their experience and provide solutions for their needs.

•
Operational Excellence. We continue to place a premium on improving operational efficiency, adjusting costs and workforce to a level appropriate for evolving market conditions.The intense competition in the Israeli telecom market requires us to further reduce costs to align them with reduced revenues. As a result, the Company continues to take measures to adjust its cost structure to changing market conditions, which includes the Network Sharing Agreement with HOT Mobile as well as measures to optimize the synergies between the Company's units while continuing to allocate resources to provide our customers with excellent customer services and a wide variety of advanced services.

•
Capitalizing on Growth in Mobile Broadband. We are pursuing growth in mobile broadband to capitalize on the rapid increase in demand for ubiquitous mobile data services and devices. In this context, we are responding to the rapid growth of mobile data traffic, and adopting targeted segmentation and pricing strategies as well as taking advantage of different broadband connection modes, to deliver a valuable quality of broadband service to users.

•
Company Culture. We believe that our employees are the Company's main and most significant asset and that each individual should be a key advocate of the Company's services and products. The successful execution of the Company's strategy depends on the motivation, loyalty and capabilities of our employees. Therefore we place great importance on forums that allow us to learn from our employees about their experience with the customer. Part of the Company's culture is to encourage an open discussion among all levels of employees including an open door policy of the CEO and a direct access to management. We allocate resources for the training of our employees in order to meet the continuous and changing requirements of our business and invest in their welfare by addressing their needs through various forums and modes of communication.

•
Dual branding. While maintaining the Orange brand as our main brand, the Company offers services also under the 012 Smile brand. In the cellular market the Orange brand is our main premium brand while 012 mobile is our low cost brand which enables us to compete with the new entrants to the cellular market.

4B.4                COMPETITIVE STRENGTHS

We believe that the following competitive strengths differentiate us from our competitors and will assist us in achieving our mission and implementing our strategies:

•
High Quality Networks. We believe that we set high standards for network quality.  We constantly invest in upgrading our network to the most advanced software and hardware, in all network domains – Radio Network, Fixed transmission network, fixed and mobile core network platforms, underlying IP infrastructure and supporting active and passive infrastructure (such as AC/DC power system, A/C, cabling, and antennae). We also continuously add more base cellular stations to gain better, denser site grids which give better coverage and capacity, resulting in a better quality of service in terms of accessibility (i.e. setup success), retainability (i.e. drop probability) and quality (e.g. peak and average data rates and voice quality). These investments, together with the use of sophisticated network planning, optimization and monitoring tools and techniques, have produced a high quality network.

•
Strong Brand Identity. Since the launch of our full commercial operations in the cellular segment, we have made a substantial investment in promoting the Orange brand as our main brand to represent high quality, innovation and excellent customer service. Our marketing activities have resulted in wide-scale recognition of the Orange brand in Israel. Following the acquisition of 012 Smile, we also offer fixed line services under the 012 Smile brand and cellular services under the 012 Mobile brand which is our low cost brand.

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

In order to better address our customer needs, while maintaining customer value, we launched the 012 Mobile brand in order to compete in the cellular low price competitive landscape, thus supporting the premium pricing of the Orange brand among the incumbent cellular operators. While the Orange brand is differentiated by a superior network, customer centric approach, expansive customer service, wide distribution and service channels, wide variety of handsets and other equipment as well as technical guidance, 012 Mobile is characterized by highly competitive pricing, simplicity and telephone and digital customer service. In order to promote our advanced handsets and other equipment, tariffs and services, we employ a large number of promotional activities and use a broad range of advertising media. During 2014, we continued to pursue an advertising presence in the media in order to maintain exposure for our brands and advanced technologies. Our main advertising activities focus on promoting  4G - The best and fastest cellular network in Israel, subscribership and usage of 4G and HSPA services, and of advanced mobile applications and content such as mobile broadband using data-cards and smartphones, as well as increasing loyalty among our customers. Our marketing strategy focuses on promoting our services to various segments of the Israeli population. We advertise our services in several languages. In addition to traditional media, we promote our brands and services by sponsoring and initiating cultural and community programs. We use the distinctive Orange brand logo in our promotional activities and advertising. See “Item 4B.12 Intellectual Property".

4B.6                SERVICES AND PRODUCTS

Our principal business, which provided approximately 80% of our revenues in 2014, (excluding inter-segment revenues) was derived from providing Cellular Services and equipment sales for the cellular market in Israel. Approximately 20% of our revenues (excluding inter-segment revenues) are generated through our Fixed-Line Services and equipment sales for the fixed-line market.

Our goal is to provide the best mobile broadband and fixed-line network, offering a wide range of products, services and content to the cellular and fixed-line customers and provide an excellent customer experience.

 4B.6a              Cellular Services

 Our major service is cellular telephony service – provided on our 2G, 3G and 4G networks. Our basic offer includes domestic mobile calls, international dialing, roaming, voice mail, call waiting, call forwarding, caller identification, conference calling, short message services ("SMS"), intelligent network services (such as VPN and funtone), fax transmission, mobile broadband at speeds of up to 42 Mbps1 and other services as a mobile portal of content services and applications including a rich selection of television, games and music under the Orange brand. We have concluded content agreements with a variety of content providers and suppliers in the Israeli television and entertainment industry.

Our main focus throughout 2014 was to deploy and introduce 4G services, utilizing part of our existing 1800 MHz spectrum, while continuing to expand our 3G and HSPA business in Israel,  and to enhance our relationship with our customers through active retention activities. To meet these goals, we are concluding the implementation of our strategic network upgrade project, in which all network radio and core elements are being upgraded to Ericsson’s most advanced products range. We have also expanded our transmission network to support the demand for high data transmission rates, and we concluded the introduction of a third radio carrier for HSPA services, utilizing part of our existing 900 MHz spectrum. In parallel, we have also expanded our handset portfolio with 4G capable handsets, as well as to cater to several specific market segments, including the launch of the Infinity private label and mobile broadband solutions.  Finally, we have enhanced our content portal offering and launched several innovative customer retention activities including our mobile application 4G TV and continuous upgrade of our self care application "MyOrange".

Due to the continuous penetration of smartphones and combined service price plans providing considerable volumes of unlimited packages of voice calls and text messages and various limited packages of data consumption on the cellular network, the Company expects that purchases of cellular data packages will continue to increase during the upcoming year.

The Company began offering in late December 2012, an HD Voice service. This technology extends the frequency range of audio signals transmitted over the mobile voice call, resulting in higher quality speech transmission. HD Voice service provides numerous benefits compared to traditional voice transmission, including clearer overall sound quality; easier voice recognition; greater distinction between similar sounds, reduced background noise, and enhanced clarity for faint talkers. HD voice is now supported on our network for a growing range of mobile handsets, including all the most advanced smartphones that support this feature.

1 The cellular data transmission speed is not constant and is dependent on various factors including coverage, network availability, the chosen connectivity technology, the handset, and cellular, internet and other telecommunication networks.

 4B.6b               Fixed-line Services

 We offer fixed-line services that include ISP services as well as home Wi-Fi networks, ILD services, transmission services and VoB telephony services.

•
ISP services. As an internet service provider, we offer our customers ISP services and (as a reseller) we also offer the broadband infrastructure component (currently bought at regular retail prices from the Infrastructure owners). Our ISP services offering includes email accounts, home Wi-Fi networking as well as additional value added services. Furthermore, we offer an advanced set of communications services that house web servers and related software and provide connectivity to the Internet for business customers.

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

4B.6c              Cellular Segment Equipment and Devices

Equipment and devices sales in the cellular business segment, include sales of cellular handsets, cellular modems, tablets and laptops (including both WI-FI-only devices and devices with 3G-HSPA or 4G LTE embedded data cards). In 2014, we also began selling a variety of digital audio visual equipment including televisions, digital cameras, games consoles and related equipment. As of 2013, we are not allowed to sell cellular handsets with rebates on usage, due to regulatory changes.

4B.6d              Fixed Line Segment Equipment and Devices

Equipment and devices sales in the fixed line business segment include landline phones, modems, domestic routers, servers, smartboxes and related equipment, WI-FI-only tablets and other telecommunications equipment related to our fixed line services.

4B.6e              Tariff Plans

As of December 31, 2014, approximately 75% of our cellular subscriber base (approximately 2,132,000 subscribers) subscribed to post-paid tariff plans, and 25% (approximately 705,000 subscribers) subscribed to pre-paid tariff plans.

Business cellular tariff plans. Our post-paid cellular business tariff plans offer features attractive to business users such as bundles including unlimited amounts of call minutes and SMS (subject to reasonable use) as well as browsing packages; bundles with fixed amounts of call minutes and SMS and browsing packages; tariff plans with fixed tariffs for airtime usage without adding the interconnect charges imposed by other cellular and fixed-line providers for calls made by our subscribers that terminate on third party networks; and providing discounts for calls to designated numbers within a subscriber’s calling circle. Some of our business cellular tariff plans for large business customers with over 100 subscribers include commitment periods of up to 36 months.

Private customer cellular tariff plans. Most of our post-paid cellular tariff plans for private customers are also bundles including unlimited amounts of call minutes and SMS (subject to reasonable use) as well as browsing packages, or bundles with fixed amounts of call minutes and SMS and browsing packages. We also offer tariff plans that allow our subscribers to control their maximum monthly usage. The elements of our cellular tariff plans for post-paid private customers are packaged and marketed in various ways to create tariff packages attractive to target markets, including families, military personnel, youth, students, family members of business customers and other sectors. Since February 2011, our private customer subscriber agreements do not have any commitment periods.

Since 2012, the Company also markets cellular tariff plans under an alternative brand, “012 Mobile”, based on the 012 Smile brand. Under this brand, the Company offers plans also under a digital self-service model through a dedicated website (including web-chat with customer representatives) at competitive prices. These tariff plans were launched in order to compete with offers of new operators launched in 2012.

Since 2012, the Company offers discounts to various customers who have purchased more than one product or service from the Company, including discounts for customers with subscribers in both cellular and fixed-line plans including VoB and ISP and discounts for customers who have purchased particular devices and services together.

Under our pre-paid plans, upon purchase of a SIM card or phone card or prepayment by credit card, customers can use our network, including some of our value-added services, without the need to register with us or enter into any contract. Our pre-paid plans enable us to compete in the pre-paid cellular services market.

Fixed-line tariff plans. For our Fixed-Line Services, we have a wide range of diverse plans to meet the needs of the various sub-markets. In the ILD services market we have tariff plans based on call destinations and level of use. We also offer pre-paid plans for our various services. Our Internet Service prices and our wholesale infrastructure services prices are based on bandwidth speed.We have also launched an unlimited plan for our VoB packages.

4B.6f              International Roaming

Roaming allows a mobile phone subscriber to place and to receive calls while in the coverage area of a network to which he does not subscribe and to be billed for such service by his home network. Facilitating international roaming was a primary design goal of the GSM system from its inception. A GSM roamer can therefore expect to enjoy substantially the same services, features and security while traveling as he does at home. However, the Ministry of Communications may introduce new regulations that would limit our revenues from roaming services.  See “Item 4B.13d - viii Hearings and Examinations” and also “Recent and potential future regulation and negotiation of roaming tariffs, both within Israel and elsewhere, may increase our roaming expenses, decrease our roaming revenues and prevent us from raising our tariffs.”

At December 31, 2014, we had commercial roaming relationships with 451 operators in 186 countries or jurisdictions, 281 3G roaming agreements in 126 countries and 11 4G roaming agreements in 10 countries. Creating roaming relationships with multiple operators in each country increases potential incoming roaming revenue for us and gives our subscribers more choice in coverage, services and prices in that country.

The 3G roaming agreements enable our 3G roamers to initiate video calls, high speed data and video and audio content while abroad.

Although GSM (2G), UMTS (3G) and LTE (4G) are standardized, the frequency allocation per each technology varies from one country to another. Currently we operate our GSM services on the 900 MHz and 1800 MHz bands, UMTS on 900 MHz and 2100 MHz bands and LTE on 1800 MHz bands. All 4G handsets which we sell, support all the above listed technologies and bands while 3G handsets support the above listed bands for GSM and UMTS. While roaming, there is a possibility that a subscriber's handset will not support all the technologies due to lack of support of a country's specific frequency bands; however this is rare in GSM and UMTS, due to technology maturity. Standardization bodies allow for more than 27 different LTE bands and since LTE in many countries utilizes reframed GSM and UMTS bands, there may be cases where handsets do not support the frequency allocated for LTE in specific countries.

4B.6g              Value-Added Services

Cellular Services. In addition to standard mobile value-added services, See "Item 4B.6 Services and Products", we offer a variety of value-added services including among others, various content services, 4G TV video content,  mail services, backup and synchronizing services, visual voice mail and vehicle fleet management. These services and others are important to our business as they create differentiating factors and increase customer usage, satisfaction and retention. We continuously track all major market developments regarding value-added network services, and we intend to implement and offer those services that are likely to be popular with customers and which would add value to our business.

Fixed-line Services. In addition to standard fixed-line value-added services, we offer a variety of value-added services that include defense and security services for the computer and e-mail that include among others, parental monitoring control, firewall, web hosting, anti-virus and site filtering based on the customer’s restriction definition, and other value added internet services including hosting, cloud-based hosted services and virtual switchboard.

New Retail Division. In November 2013, a new Retail Division was established to be responsible for all of the Company's working centers, stores and dealers that had previously been part of the Customers Division. The Retail Division is responsible for all aspects of handsets, equipment and accessories including procurement, logistics and final sale to the customer through the various sale channels of the Company as well as handset maintenance through the Company's repair services and labs. Our customer support and service provides several channels for our customers: call centers, walk-in centers and self-service support, which include web-based services, mobile application, Interactive Voice Response (“IVR”), and automated SMS.

Call Centers. Guided by our aim to provide high quality service, our call-center services are divided into several sub-centers: customer segment (business, private and pre-paid) for both cellular and fixed-line services, and specialized support and services (finance, network, international roaming and data transfer related issues). The call center services are provided in several languages and also provide chat and SMS services through the Company’s websites.

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

Self-Service. We provide our cellular customers with various self-service channels, such as IVR, web-based services, services via SMS, services via WAP and services via smartphone applications. These channels provide general and specific information, including tariff plans, account balance, billing-related information and roaming tariffs. They also provide customers with information regarding trouble shooting and handset operation, and enable customers to activate services and to download content. These channels also allow customers to purchase various cellular services and update tariff plans.

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

4B.7a              Direct Sales Channels

Orange Sales and Service Centers: All of our walk-in centers in stores and malls serve as sales centers. The face-to-face contact enables customers to get the “touch and feel” of new handsets, tablets and services demonstrated by our representatives.

Direct Sales Force: Our sales force is comprised of sales and service representatives.

•	A team of representatives and customer account managers that support small to medium-sized businesses.

•	A team of corporate representatives and customer account managers who support large corporate customers.

•	A Small Medium Enterprises ("SME") sales-force team located in regional offices focuses on individual and small business customers.

•	A telemarketing department conducts direct sales by phone (to private and business customers), initiates contacts with prospective customers and coordinates appointments for the sales representatives.

Our sales force undergoes regular training to improve their skills of selling advanced solutions such as cellular data, intranet extension and connectivity, virtual private networks, location based services, m2m services, and other value-added services that appeal to corporate customers.

In addition, as of December 31, 2014, we have 23 Orange stands in shopping centers throughout the country, as well as three stores that specialize in sales and handset upgrades.

4B.7b              Indirect Sales Channels

We have agreements with many traditional dealers that provide over 40 points of sale, selling a range of our products. The private dealer network is an important distribution channel because of its ability to attract existing cellular users to our network. Our dealer network focuses primarily on sales to individual customers and, to a lesser extent, small business customers. These dealers specialize in sales for post-paid customers and handset and tablet sales.

In addition we have agreements with prepaid distributors that specialize in sales for pre-paid customers and distribution of pre-paid plans to sub-dealers.

We also have specific dealers that target different segments of the Israeli population with the appropriate style, language and locations. We provide regular training to employees of our dealers to update them on our products and services. Our dealer managers visit dealers on a regular basis to provide information and training, answer questions and solve any problems that may arise. We pay our dealers commissions; however, dealers are not entitled to commissions for any customers that terminate their service within 90 days of activation.

All indirect sales channels are supported by a specialized “dealer support” call center providing information, support and coordination of appointments of car-kit installations.

4B.7c              Online Sales Channels

Our cellular and fixed-line services are also available to be purchased online. We also manage an online service for the purchase of handsets and the other equipment that we sell.

4B.8                POST-PAID CUSTOMER CONTRACTS AND CREDIT POLICY

Since 2011, our standard subscriber agreements with most of our private subscribers do not include commitment periods. Some of our business subscribers that have more than 100 subscribers enter into an agreement with a commitment period of up to 36 months (generally including a commitment to pay the monthly charge for the full 36 months). Subscribers are billed monthly for airtime charges and charges per services. Roaming access for direct debit subscribers is subject to credit scoring by our credit supervisors with the assistance of outside credit agencies and may require additional guarantees or deposits.

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

Most of our subscribers pay for equipment devices in installment plans that include between 12 and 36 monthly payments, which are charged directly to their credit card or to their monthly bill. Where the subscriber opts to pay the installment payments via his monthly bill, the outstanding installment payments are not secured. Subscribers acquiring more than a certain number of device sales are subject to a credit scoring review performed by Partner’s credit supervisors with the assistance of outside credit agencies.

Sales of equipment, and in particular tablets, accelerated significantly in 2014, in part due to our offering customers the possibility of purchasing the equipment on the basis of long-term installment plans.  However, we may need to curtail the use of long-term installment plans, due to their downward pressure on cash flow, which may reduce our sales of equipment.  See "Item 5D.2 Outlook".

4B.9                OUR NETWORK

We have built an extensive, resilient and advanced network system in Israel, allowing us to offer our services with extensive coverage and consistent high quality. During the years ended December 31, 2013 and 2014, we made capital expenditures of NIS 246 million and NIS 256 million ($66 million), respectively, in our network infrastructure, including optic fibers.

4B.9a              Overview

Our network is a converged fixed and mobile telecommunications network. For mobile services we built a multi generation (2G, 3G &4G) wireless network, which offers full interactive multimedia capabilities. This technology brings wire-free networks significantly closer to the capabilities of fixed-line networks. Improvements in coding and data compression technology provide better voice quality and more reliable data transmission. UMTS is the global standard adopted for the implementation of third generation wireless telecommunications capable of data rates of up to 42 Mbps in the down-link and is the 3G technology we use. HSPA is a technological enhancement to our 3G services that offers subscribers the ability to access our 3G services at higher speeds for downloading (HSDPA) and uploading (HSUPA) data. LTE is the newly introduced, most advanced mobile network technology which is currently available in more than half of the macro base stations. Currently our LTE network lacks enough spectrum while we are waiting for the allocation of the spectrum awarded following the 4G spectrum bid. Based on the existing spectrum utilization we now offer an LTE service with up to 37Mbps downlink speed and 12 Mbps uplink speed. Upon completion of the Network Sharing Agreement and the spectrum allocation, we will support up to 150Mbps in the downlink and up to 50Mbps in the uplink.

Cellular Network Sharing Agreement. In November 2013, we entered into a 15-year Network Sharing Agreement with HOT Mobile, which remains subject to approval by the Ministry of Communications but has been approved by the Antitrust Commissioner subject to a number of conditions, as described below.

Pursuant to the Network Sharing Agreement, the parties created a 50-50 joint venture in the form of a limited partnership - P.H.I. Networks (2015) Limited Partnership, which is intended to operate and develop a radio access network to be shared by both parties starting with a pooling of both parties' radio access network infrastructures to create a single shared pooled radio access network ("Shared Network"). The parties have also established a 50-50 company limited by shares under the name Net 4 P.H.I Ltd., to be the general partner of the limited partnership.

The joint venture ("JV") would seek to improve network efficiency by reducing the number of network sites, while improving network coverage and capacity and introducing new technology. As a result, the shared network would optimize operating costs, including required maintenance and reduce environmental impact.

Both companies would continue to compete and differentiate their services and be responsible for providing cellular telecommunication services to its own customers, including the provision of customer service, value-added services, marketing and sales. Each company will continue to retain and operate its own core network.

According to the Network Sharing Agreement, HOT Mobile will pay Partner a onetime amount ("Lump Sum"), by the beginning of year 2017 (unless one of the parties exercises an option granted to it under the Network Sharing Agreement pursuant to which a portion of the Lump Sum will be paid earlier) ("Option"). Following the earlier of January 1, 2017 or the date of payment of such a portion of the Lump Sum upon exercise of the Option, each party will bear half of the capital expenditures relating to the Shared Network. The bearing of the operating costs of the Shared Network will be according to a pre-determined mechanism, according to which one half of the operating costs will be shared equally by the parties, and one half will be divided according to the relative volume of traffic of each party in the Shared Network ("Capex-Opex Mechanism").

In May 2014, the Antitrust Commissioner approved the Network Sharing Agreement, subject to conditions, the most important of which are set forth below:

•	Prohibition on exchange of information that is not required for the activities of the JV;

•
Limitations with respect to serving as an officer or employee in either Partner or Hot Mobile concurrent with serving as an officer or employee of the JV and certain cooling off periods were set in case of transition of officers and employees from the JV to the companies. However, this should not prevent the JV from employing employees or officers, that are currently serving as employees or officers in the companies;

•	Rules regarding the administration and documentation of the meetings of the JV organs were set;
•
Either of the companies shall be allowed, at any time and at its sole discretion, to engage in an agreement with a third party for the provision of cellular telecommunications services that involves use of the core network of that company. All of the rights and obligations deriving from such service agreement shall apply solely to that company and the JV shall not be a party to such service agreement and will not be entitled to payments payable pursuant to it;

•
After a period of seven years from the date of the Commissioner's approval or after a period of six years from the issue date of all the approvals of the Ministry of Communications, whichever is earlier, the Commissioner shall be allowed to notify the companies of the cancellation of his resolution, if he has concluded that the establishment of the JV, its existence or operations are liable to be substantively detrimental to the competition ("Cancellation Notice"). If a Cancellation Notice is issued, a graduated layout of dismantling the JV activity was set in the Commissioner resolution, as follows:

a.	at the end of two years after the issuance of the Cancellation Notice, the JV shall cease all activity apart from the management, maintenance and operation of the passive network.
b.	at the end of five years after the issuance of the Cancellation Notice, the companies shall dismantle the JV and shall separate their assets fully and entirely.

The Company and HOT Mobile also entered into a separate Right of Use agreement which is valid until January 4, 2017 ("RoU Agreement"), under which the Company will provide services to HOT Mobile, in the form of rights of use to its cellular network. According to the RoU Agreement, HOT Mobile will pay the Company fixed base payments with additional variable payments based, among other things,on traffic volume exceeding a defined threshold.

In the event that any of the parties exercises the Option referred to in the Network Sharing Agreement, and HOT Mobile pays the relevant portion of the Lump Sum earlier than January 1, 2017, the Capex-Opex Mechanism will becomes effective and HOT Mobile shall cease paying the payments payable under the RoU Agreement with respect to the period that follows the occurrence of the foregoing.

4B.9b              Infrastructure

As of December 31, 2014, our network consists of the following main elements:

•
Our radio access network domain consist of 2,067 macro GSM base transceiver stations, 82 micro GSM base transceiver stations and 427 indoor GSM transceiver stations, all linked to 7 base station controllers.

•	2,063 macro UMTS base transceiver base stations (eNodesBs), 40 micro UMTS base transceiver stations and 689 indoor UMTS transceiver stations, all linked to 21 radio network controllers.

•	1,057 macro LTE base transceiver base stations (eNodesBs), 2 micro LTE base transceiver stations and 68 indoor LTE transceiver stations.

Our core network domain consisted of 4 mobile switching centers, 3 media gateways, 2 service GPRS support node/mobility management entity and 2 gateway GPRS support node/evolved packet gateway.

 The base transceiver stations, the mobile switching centers and the radio network controllers are interconnected by 9,500 transmission links for voice services, and a dedicated IP radio access network and a mobile packet backbone network (IP-RAN, MPBN) for data traffic.

 Since January 2008, Ericsson is our sole radio and core network equipment supplier.  See “Item 4B.9g Suppliers”.

Our fixed-line network domain consists of circuit-switched and Voice over Internet Protocol (VoIP) platforms. Ericsson, Sonus, Broadsoft and ACME Packet supplies our VoIP solution, whereas the circuits-switched services utilize the mobile switching center platforms alongside Sonus’s switches. The International Long Distance network domain consists of Dialogic ILD Switch, together with NSN’s Signaling Transit Point.

In addition, our network is interconnected with two public switched telephone companies, Bezeq and HOT Telecom, in several locations across Israel. Our network is also connected to all of the cellular networks, all the Israeli international operators, the fixed-line telephone network of the Palestine Telecommunication Co. Ltd. (“Paltel”), and the cellular network of Wataniya Palestine Mobile Telecommunication Company (“Wataniya”), and indirectly to the cellular network of Palestine Cellular Communications Ltd. ("Jawwal"). Our transmission network is made up mainly by our own microwave links and fiber optic infrastructure, while for sites that are unreachable with our own transmission, we lease lines from Bezeq and other operators. Currently approximately 30% of our transmission network consists of leased lines. Our fiber-optic and microwave transmission network enables us to reduce our transmission costs as well as to provide our business customers with bundled services of data and voice transmission and fixed-line services. Currently, our transmission network has more than 16 hundred kilometers of fiber optics and more than 14 hundred kilometers of microwave links.

Our radio networks covered 99% of the Israeli population at year-end 2014. We are continuing to expand and improve the coverage, capacity and quality of our UMTS network.

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

Our transmission network design confers the following benefits: (i) necessary bandwidth for GSM and UMTS/HSPA and LTE services; (ii) resilience; (iii) use of high transmission rate back-bone routes based on Synchronous Digital Hierarchy; and (iv) the ability to utilize a new generation of sophisticated technology to optimize the system and increase capacity where necessary. Our switching architecture is based on two transit switches connected to all of our systems and platforms.

In our Fixed-Line business we offer telephony lines using VoB technology, PRI and SIP voice trunks, Internet Services, data transmission and ILD services targeting households and business customers in the Israeli market. These services are provided over third parties’ existing network infrastructure as well as our own partially country covering infrastructure. In order to provide the Fixed-line Services in the residential market, we developed a home gateway box (smartbox), that provides the customer with a setup of a home network Wi-Fi based on the protocol 802.11n, Voice FXS and DECT supported phones, and built-in firewall. This solution enables us to provide services to our customers such as call “hijack” which allows customers to retrieve incoming mobile line calls on their fixed-line and vice-versa, improved email accounts, anti-virus and site filtering based on the customer’s restriction definition.

4B.9d              Spectrum Allocation and Capacity

Spectrum availability is limited and is allocated by the Ministry of Communications through a licensing process. Pursuant to the terms of our license and subsequent allocations, we were allocated 2x10.4 MHz in the 900 MHz frequency band, of which 2 x 2.4 MHz are shared with Jawwal which operates in the West Bank and the Gaza Strip and an additional 2 x 2.4 MHz of Jawwal's spectrum is partially available to us.

We were also allocated two additional bands of spectrum: 2 x 10 MHz of GSM 1800 spectrum and 2 x 10 MHz of UMTS/HSDPA third generation in the 2100 MHz frequency band. We operate GSM 1800 MHz band base transceiver stations that enhance the capacity of our GSM 900 MHz network, and improve our GSM 900 MHz network’s quality. In May 2012, we shifted 5MHz of our 900MHz spectrum from the 2G GSM network to the 3G HSPA+ network. In July 2014, we shifted 5MHz of our 1800MHz spectrum from the 2G GSM network to the 4G LTE network. In March 2015, the acting Minister of Communications approved the results of the tender bid process in which we won an additional 5 MHz in the 1800 spectrum. Hot Mobile was also awarded a bandwidth of 2x5 MHz of frequencies in the 1800 band, both of which are expected to be used for the joint venture created by the companies. These additional 4G frequencies are to be allocated to Hot Mobile and to us by the Ministry of Communications, but the date of allocation has not yet been set. Once we are allocated these frequencies, and after successfully refarming our existing frequency bands and successful implementation of the Network Sharing Agreement with HOT Mobile, our total spectrum available for 4G will be at least 20 MHz, which will allow us to offer full 4G services.See "Item 4B.9a Overview – Cellular Network Sharing Agreement".

For a discussion of the risks associated with regulatory developments in spectrum allocation, see “Item 3D.1g We may have less access to spectrum for fourth generation (4G) services than some of our competitors as a result of network sharing agreements. We also may be required to terminate the use of certain spectrum or to share with another operator some of the spectrum we are currently using on an exclusive basis. If these developments occur, they may adversely affect our network quality and capacity as well as our ability to provide our customers with competitive advanced technology services, which may adversely affect our results of operations."

4B.9e              Enabling Systems

Our mobile UMTS network offers advanced applications and services including, among others, a mobile content portal offering a variety of services such as live TV channels, games, maps and directions application, wide range of music (MP3) services. We have installed a video gateway and a streaming server, enabling us to offer our customers a range of video services on mobile handsets.

4B.9f              Site Procurement

Once a new coverage area has been identified, our technical staff determines the optimal base station location and the required coverage characteristics. The area is then surveyed to identify network sites. In urban areas, typical sites are building rooftops. In rural areas, masts are usually constructed. Technical staffs also identify the best means of connecting the base station to the network, for example, via leased or owned and operated microwave or fiber links or wired links leased from Bezeq. Once a preferred site has been identified and the exact equipment configuration for that site decided, we begin the process of obtaining necessary approvals.

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

4B.9g              Suppliers

Suppliers for our cellular network. For a number of years, we purchased our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software, from Ericsson and Nokia. Starting in January 2008, we purchase all our UMTS network equipment from Ericsson, and in 2010 we entered into an agreement with Ericsson, for the upgrade of our existing cellular networks and the deployment of our fourth generation network. The initial term of the all inclusive agreement with Ericsson ended on December 31, 2014. Towards the end of the initial term, we began an examination process to determine the scope of the deliverables and services which have actually been provided by Ericsson under the agreement.  Any deliverables and services to which Partner was entitled to that were not provided by Ericsson during the initial term are to be provided by Ericsson during 2015. We have extended the initial period by an additional period of one year for the provision of support and maintenance services and have an option to extend the agreement by nine additional periods of one year each. If we wish to purchase deliverables or equipment from Ericsson beyond the scope of the agreement, we will have to reach an agreement with Ericsson on the terms, including purchase prices. As a result, Ericsson has gradually become our sole supplier of radio equipment and our main supplier of our other network infrastructures, such as GSM, GPRS, UMTS and LTE equipment, voice and data core switches, base station controllers, base transceiver stations, operation support systems and transmission systems equipment. See “Item 10C Material Contracts”. See also “Item 3D.2h We depend on a limited number of suppliers. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of network equipment and handsets and other devices or maintenance support on a timely basis.”

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

Handset and other equipment suppliers. In 2009, we entered into a three-year agreement with Apple for the purchase and resale of iPhone handsets in Israel and upon its expiry in 2012 we entered into a new agreement with Apple for an additional three-year period. See “Item 10C Material Contracts”.  During 2014, Apple was a major supplier of the Company’s iPhone handsets.  We also purchase handsets and other equipment, including tablets and laptops, from Samsung, LG and other vendors.

Suppliers for our fixed-line network. Only the Bezeq and HOT Groups own fixed-line telecommunications infrastructures in Israel. As a result, we rely on interconnection with the Bezeq and HOT Groups’ infrastructure. Bezeq supplies the Company with fixed-line transmission services for connecting traffic between approximately 30% of the Company’s sites. The HOT Group supplies the Company with interconnect lines between the broadband backbone and the ISP backbone. See "Item 3D.1b Regulatory reforms that are intended to allow telecommunication providers, such as Partner, that do not have their own fixed-line infrastructure to include the infrastructure component as part of their bundled service offerings may negatively affect our business and results of operations if insufficiently and/or improperly implemented, or if the structural separation provisions (which apply to Bezeq and HOT) are removed before we have established ourselves in the fixed-line market."  In addition, for hard-line connection to all major Western European countries and the United States, Med Nautilus supplies the Company with transmission services through its submarine infrastructure. See “Item 10C Material Contracts”.

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

For a discussion of the Ministry of Communications’ reduction of interconnect tariffs see “Item 4B.13d - i  Reduction Of Interconnect Tariffs to Be Paid to Fixed-line Operators”.

Two of our subsidiaries have a domestic fixed-line license. Our subsidiaries are connected directly with all other telecommunication networks operating in Israel. The interconnection fees are set by the Interconnection Regulations.

4B.10                COMPETITION

An overview of our principal competitors and of some aspects of the competitive environment for telecommunications services is set forth below.  For further information regarding the impact of regulation and regulatory changes on competition, including measures to enable new service providers to enter the market, and the competitive pressures arising from the development of full-service telecommunications providers and new technologies, see “Item 3D.1 RISKS RELATING TO THE REGULATION OF OUR INDUSTRY.” and “Item 3D.2a  As a result of substantial and continuing changes in our regulatory and business environment, our operating results have decreased significantly in the past four years. Our operating results may continue to decline in 2015 and beyond, which may adversely affect our financial condition.”

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

We compete principally on the basis of telecommunications service quality, brand identity, variety of handsets and and other equipment, tariffs, value-added services and the quality of customer services.

The table below sets forth an estimate of each operator’s share of total subscribers in the Israeli cellular market at December 31, 2010, 2011, 2012, 2013 and estimates for 2014.

Estimated Market Shares*	2010	2011	2012	2013	2014

Partner	32%	32%	29%	29%	28%
Cellcom	34%	34%	32%	31%	29%
Pelephone	29%	29%	28%	26%	25%
HOT Mobile	5%	5%	8%	8%	10%
Golan Telecom and others	-	-	3%	6%	8%

* Based on Partner subscriber data, as well as information contained in published reports, and public statements issued by other operators. The estimated market shares for 2014 are also based on data regarding the number of subscribers porting between operators.

Cellcom.  Cellcom is an Israeli corporation founded in 1994 that is traded both on the Tel Aviv stock exchange as well as NYSE. The company's major beneficial shareholder until January 2014 was Discount Investment Corporation Ltd, a majority-owned subsidiary of IDB Development Corporation Ltd. ("IDBD"), which in turn is a wholly-owned subsidiary of IDB Holding Corporation Ltd. (“IDBH”). In January 2014, the Israeli court approved a creditors' arrangement for IDBH, under which IDBD is controlled by the Elzstain - Extra group, led by Mr. Eduardo Elzstain and Mr. Mordechai Ben Moshe.  In August 2011, Cellcom acquired Netvision, an Israeli operator of domestic fixed-line services using VoB technology, PRI, transmission and data communications services, ISP services and ILD. Cellcom operates nationwide cellular telephone networks based on GSM 1800 MHz/GPRS,EDGE and UMTS/HSDPA HSUPA technologies as well as fixed-line telephony, transmission and data services. Recently Cellcom launched television services over internet services.

Pelephone.  Pelephone is an Israeli corporation that is a wholly-owned subsidiary of Bezeq, Israel’s largest telecommunications provider and the primary fixed-line operator that is controlled by B Communications Ltd., a company indirectly controlled by Shaul Elovitz, the controlling shareholder of Eurocom, which is the official distributor of the Nokia group in Israel. Bezeq and its subsidiaries offer fixed-line telephony services, cellular telephony services, PRI, internet broadband access, ISP services, transmission and data communications services, ILD services and multi- channel television services. Since 2009, Pelephone has a UMTS/HSPA network.

In March 2014, the Antitrust Commissioner approved the merger between Bezeq and Yes, a multi-channel television provider, subject to certain conditions, including, inter alia, the following: (1) Bezeq shall not impose any limitations on subscriber internet infrastructure consumption, deriving from subscriber aggregated internet capacity; (2) Bezeq shall deduct sums for providing multi-channel television servicing from payments made to ISPs for connecting it to its network, in accordance with a formula that was set in the decision; (3) Bezeq and Yes shall cancel all exclusivity arrangements in regards to productions they are a party to, and shall not be a party to other exclusivity arrangements for othe productions; and (4) for a period of two years from the merger approval, Bezeq shall not prevent any person, excluding a holder of a broadcast license at the time of the decision, from obtaining rights in original productions, not including new productions. The Commissioner's decision allows the same entity to control both Bezeq and Yes. The Ministry of Communications has not yet approved the merger.

New Operators

Hot Mobile. HOT Mobile holds a general license to provide mobile telecommunications services. HOT Mobile’s legacy network is an iDEN network. HOT mobile is held indirectly by the Altice Group, a French media group, controlled by Mr. Patrick Drahi, who also holds control of HOT Telecommunications Systems Ltd. ("HOT Telecommunications"), a multi-channel television operator in Israel. In December 2012, HOT Telecommunications was delisted from the Tel-Aviv Stock Exchange. The HOT Group’s main areas of activity are multi- channel television services, fixed-line telephony services, PRI, internet broadband access, transmission and data communications services as well as ISP services through its subsidiary HOT-NET. In November 2011, HOT Telecommunications acquired all of the outstanding shares of HOT Mobile. HOT Mobile’s cellular license was amended to include UMTS frequencies allocated subsequent to winning a Ministry of Communications’ tender offer for frequencies in the 2100 MHz spectrum. The HOT Group, which operates its 3G services under the brand name of HOT Mobile, is required to utilize the 2100 MHz spectrum to build full country coverage. Since this network is currently only partially deployed, its subscribers roam on Pelephone's network that has nationwide coverage.

Partner and HOT Mobile entered into a right of use agreement, which took effect in November 2013, and is valid until January 4, 2017. Under the right of use agreement, Partner provides services to HOT Mobile in the form of right of use to Partner's radio cellular network in order to supplement HOT Mobile’s current network coverage. According to the right of use agreement, HOT Mobile pays Partner fixed base payments with additional variable payments, based, among other things, on traffic volume exceeding a defined threshold. See "Item 4B.9 Our Network- Cellular Network Sharing Agreement".

Golan Telecom.  Golan Telecom, is a privately owned company, owned by Michael Golan, Xavier Niel and the Parienti family and began operations in early 2012 after winning a Ministry of Communications’ tender offer for frequencies in the 2100 MHz spectrum. Golan Telecom signed a national roaming agreement with Cellcom.

Hot Mobile and Golan Telecom licence terms.  Under the terms of HOT Mobile and Golan Telecom's licenses, the companies which won the UMTS frequency tender offer were required to pay a minimal fee as well as a guarantee for the balance to the Ministry of Communications before starting operations and to pay the balance of the fee to ensure compliance with the terms of the license after 5 years. However, as an incentive for these companies to rapidly build and expand their customer base, the final total amount of their fees and guarantees is calculated according to the level of the coverage of their services and will be reduced as the level of coverage increases. This incentive has been a significant factor in the aggressive marketing strategies and pricing of the additional entrants in order to gain market share, which, in light of the current saturation of the Israeli cellular market, has resulted in loss of market share by existing companies, including Partner, and substantial downward pressure on tariffs. In November 2013, the Ministry of Communications reduced HOT Mobile's license guarantee because it achieved the market share goal of 7%. In March 2014, the Ministry of Communications reduced Golan's license guarantee because it achieved the market share goal of 7%.

HOT Mobile and Golan Telecom received additional leniencies as part of the recent 4G tender. See "Item 3D.2d Competition resulting from the full service offers by telecommunications groups and additional entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, may continue to cause a further decrease in tariffs, an increase in subscriber acquisition and retention costs, and may continue to reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations."

Xphone. Xphone is a privately owned company that currently operates as an ILD operator however it was awarded 5MHz frequency band in the 1800 spectrum following which it may become the sixth facility based cellular operator if they are granted a license.

MVNOs

The Ministry of Communications has granted MVNO licenses to 11 companies, 5 of which had entered the market as of December 31, 2014. The major MVNOs are Rami Levy, which is a subsidiary of a major Israeli discount supermarket chain, Home Cellular which is a subsidiary of a leading group that owns, among others, hardware and home furnishing stores, and Alon Cellular which is owned by Alon Holdings, and also controls a leading retail and gas station chain. In December 2011, we signed a hosting agreement with Alon Cellular with respect to their use of Partner’s network as an MVNO. However, Pelephone has reported that in December 2013, Alon Cellular signed a hosting agreement with Pelephone. We are  uncertain as to the future implications for the Company of the new hosting agreement between Pelephone and Alon Cellular, since we lack information regarding the scope of services that the Company will continue to provide to Alon Cellular by virtue of our prior hosting agreement with Alon Cellular (until the date of its termination). We are also uncertain as to whether our agreement with Alon Cellular will terminate prior to the original termination date. In light of the above, the Company is unable, to evaluate the effect of the hosting agreement signed between Alon Cellular and Pelephone on our financial results. In May 2013, we signed a hosting agreement with Azi Communications Ltd. with respect to their use of Partner’s network as an MVNO.

Following a hearing published by the Ministry of Communications, in November 2014 the Ministry published an administrative decision, regarding the pricing of MVNO hosting by cellular operators. The Ministry has decided that the reference point for whether a hosting price is considered reasonable will be the most favorable business proposals each cellular operator has offered to its commercial subscribers. An MVNO that claims that the hosting conditions prevent it from competing and does not reach an agreement with a cellular operator to change them, particularly as regards the price, may request the Minister of Communications to evaluate whether they are reasonable. As a result, the pricing we charge to host MVNOs on our network may be affected causing an adverse impacton our revenues.

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

See also "Item 3D.1c Recent and potential future regulation and negotiation of roaming tariffs, both within Israel and elsewhere, may increase our roaming expenses, decrease our roaming revenues and prevent us from raising our tariffs.

4B.10b              Selected new technologies affecting the competitive environment for Cellular Services

The Ministry of Communications updated fixed operators’ licenses to allow for the provision of VoC based services. For a discussion of the risks created by our competitive environment, including risks arising in connection with government measures to increase competition, see “ Item 3D.2m The telecommunications industry is subject to rapid and significant changes in technology and industry structure which could reduce demand for our services."

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

The Bezeq Group offers bundles of services subject to its structural separation limitations and the approval of the Ministry of Communications. The HOT Group may offer bundled services of fixed-line, internet broadband access and multi -channel television ("triple"). The bundle of services currently offered by the HOT Group does not include cellular services (other than a bundle of cellular services with ISP services recently offered by its subsidiaries HOT Mobile and HOT-NET). The Ministry of Communications allowed HOT Telecom LLP, HOT Telecommunication and HOT Mobile to sell and market each other's services and exchange information regarding such marketing activities. See "Item 4B.13d - ix The Ministry of Communications policy regarding the fixed-line telecommunications sector".

Upon an effective wholesale fixed-line market, the Ministry of Communications may cancel the structural separation imposed on the Bezeq and HOT Groups. This will allow the groups to offer attractive bundles that include all of the above services that may result in a loss of market share by Partner in all relevant telecom markets. See "Item 3D.1b Regulatory reforms that are intended to allow telecommunication providers, such as Partner, that do not have their own fixed-line infrastructure to include the infrastructure component as part of their bundled service offerings may negatively affect our business and results of operations if insufficiently and/or improperly implemented, or if the structural separation provisions (which apply to Bezeq and HOT) are removed before we have established ourselves in the fixed-line market."

There are currently two major ISP providers in Israel that we compete with: Bezeq International and Netvision from the Cellcom Group. The three companies hold approximately 90% of the ISP market. HOT-NET is estimated to hold approximately 9% of the ISP market, and the remaining approximate 1% of the ISP market is estimated to be held by smaller operators.

In the ILD services market, we compete with Netvision, Bezeq International, Xphone, Hashikma N.G.N International Communications 015 Ltd. Telzar International Telecommunication Service Ltd, Golan Telecom International Ltd. and HOT Mobile International Telecommunications Ltd.

See also “Item 4B.2 Special characteristics of the Fixed-Line Telecommunications Industry in Israel”.

4B.11                INFORMATION TECHNOLOGY

We depend upon a wide range of information technology systems to support network management, subscriber registration and billing, customer service, marketing and management functions. These systems execute critical tasks for our business, from rating and billing of calls, to monitoring our points of sale and network sites, to managing highly segmented marketing campaigns. We have devoted resources to expanding and enhancing our information technology systems, including Customer Relations Management (“CRM”) systems, which have contributed to our customers’ satisfaction with our service, as well as updating our financial management and accounting system. We believe these systems are an important factor in our business success.

While many of our systems have been developed by third-party vendors, all of them have been modified and refined to suit our particular needs. In certain instances, we have developed critical information technology systems internally to meet our specific requirements. For example, significant segments of our CRM and business information infrastructure were developed internally and were designed to integrate our customer service outreach with our overall sales and marketing effort. In connection with our transformation into a diversified multi-service communications provider, we have completed the first milestone in our CRM upgrade project. We are upgrading our Enterprise Service Bus ("ESB") and Enterprise Resource Planning (“ERP”) systems with systems that are better suited to our current and future needs.

We have upgraded many of our older servers in the infrastructure to newer and stronger servers. All the servers that we have upgraded that are used for core applications are installed in two different sites. In addition, the Company invested resources to improve the quality of the IT processes and billing accuracy.

4B.12                INTELLECTUAL PROPERTY

        We are the registered owners of the trademark “Partner” in Israel with respect to telecommunications-related devices and services, as well as additional trademarks. We have also registered several internet Web domain names, including, among others: www.partner.co.il and www.orange.co.il. 012 Smile is the registered owner of several trademarks in Israel with respect to telecommunications-related services that include the numbers “012”. In addition, 012 Smile has registered several internet Web domain names, including, among others, www.012.net and www.012.net.il. Partner is the assignee in a patent application filed in March 2012 that claims a method for delivering short messages originated by roaming prepaid subscribers. A Notice of Allowance was issued for the application in September 2013 and a patent was issued on January 14, 2014.

We have entered into a brand license agreement with Orange International Developments Limited, a subsidiary of Orange Limited, formerly Orange plc, further assigned to Orange Brand Services Limited, a member of the France Telecom Group (“Orange”). Under this agreement, we have the exclusive right to use the Orange brand in Israel. The term of the brand license agreement began on July 1, 1998. The license was royalty-free until June 2013; however, pursuant to an amendment to the brand license agreement entered into in January 2012, we began paying royalties in April 2012. Royalties payable are based on a percentage of the Company’s revenues from the provision of services offered under the Orange brand. Under the brand license agreement, we are required to comply with the Orange brand guidelines established by Orange. We have the right to use the Orange brand as long as we are able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel. However, the brand license agreement may be terminated by mutual agreement or by either party if  the other party has materially breached the agreement and such a breach has not been remedied within a certain time period. We also entered into a brand support/technology transfer agreement with Orange Personal Communications Services Limited, further assigned to Orange. The agreement is intended to enable Orange to provide us with information and expertise to support the orange brand in Israel at an agreed cost. See “Item 3D.2p Our marketing strategy relies on using the international Orange brand. If our brand license agreement terminates or is revoked, we will lose one of our main competitive strengths.”

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

4B.13                REGULATION

4B.13a              Overview

We operate within Israel primarily under the Telecommunications Law, the Wireless Telegraphy Ordinance (New Version), 1972 (the “Wireless Telegraphy Ordinance”), the regulations promulgated by the Ministry of Communications and our license. The Ministry of Communications issues the licenses which grant the right to establish and operate mobile telephone and other telecommunication services in Israel, and sets the terms by which such services are provided. The regulatory framework under which we operate consists also of the Planning and Building Law, the Consumer Protection Law, 1981, and the Non-Ionizing Radiation Law. Additional areas of Israeli law may be relevant to our operations, including antitrust law, specifically the Restrictive Trade Practices Law, 1988, the Class Actions Law, 2006, the Centralization Law, 2013 and administrative law.

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

Frequency Fees. Under the Telegraph Regulations, the Company is committed to pay an annual fixed fee for each frequency used. For the years 2012, 2013 and 2014, the Company paid a total amount of approximately NIS 59 million, NIS 60 million and NIS 60 million, respectively. See also Note 18(b)(1) to the consolidated financial statements.

Royalties. Pursuant to the Communications Regulations (Telecommunications and Broadcasting) (Royalties), 2001, we pay royalties to the State of Israel every quarter based on our chargeable revenues, as defined in the regulation, from mobile telephone services, fixed-line services and ILD services, on a cumulative basis, excluding value-added tax. Revenues for purposes of royalty calculation also exclude different payments as in the regulations for each of the above services. The rate of these royalties has decreased in recent years. The royalty rate for 2012 was set at 1.3% and since 2013 the rate has been set at 0%.

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

4B.13d - i           Reduction Of Interconnect Tariffs to Be Paid to Cellular Operators

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

In 2014, the maximum, updated and CPI-adjusted tariff per minute excluding VAT was NIS 0.0615 for completion of a call in a cellular network and NIS 0.0014 excluding VAT for completion of an SMS message. As of January 1, 2015, the maximum, updated and CPI-adjusted tariff per minute excluding VAT is NIS 0.0613 for completion of a call in a cellular network and remains NIS 0.0014 excluding VAT for completion of an SMS message.

4B.13d - ii          Reduction Of Interconnect Tariffs to Be Paid to Fixed-line Operators

In October 2013, the Ministry of Communications published its decision following a hearing conducted regarding a change in interconnect tariffs for the completion of a call on a fixed-line network. According to the decision, effective December 1, 2013, the maximum uniform tariff for the completion of a call on a fixed-line network will be NIS 0.01 (1 agora), excluding VAT per minute, for all hours of the day, instead of the current tariffs of NIS 0.0421 per minute during peak hours and NIS 0.0234 per minute during off-peak hours. The tariff will be updated annually in accordance with changes to the CPI. Accordingly, from January 1, 2014, the tariff was adjusted to NIS 0.0101 excluding VAT per minute.

4B.13d - iii          Payment Conditions to MVNO Hosting by Cellular Operators

        Following a hearing published by the Ministry of Communications, in November 2014 the MoC published an administrative decision, regarding payment conditions to hosting MVNO by cellular operators. The MoC decided that the reference point for the examination of the reasonability of the hosting conditions will be the most favorable business proposals each cellular operator has offered to its commercial subscribers. An MVNO claiming that the hosting conditions prevent it from competing and do not reach an agreement with a cellular operator for the change of the hosting conditions, may approach the Minister of Communications for his evaluation of the reasonability of such conditions. Low payments by MVNOs may intensify the competition and have a negative effect on the Company's financial results.

4B.13d - iv          LTE Spectrum Allocation

The Israeli Ministry of Communications published a 4G frequencies tender in July 2014. In connection with the tender the Company provided the government with a bank guarantee in the amount of NIS 10 million. Operators who were allocated with frequencies as part of the tender will be allowed to provide 4G services in the 1800 MHz spectrum.

In March 2015, the acting Minister of Communications approved the results of the tender bid process in which we won an additional 5 MHz in the 1800 spectrum (in addition to our 10 MHz frequency bands in the 1800 spectrum). Golan Telecom, Hot Mobile and Xphone were also each awarded a bandwidth of 2x5 MHz of frequencies in the 1800 band, Cellcom was awarded a bandwidth of 2x3 MHz of frequencies in the 1800 band,and Pelephone was awarded three bandwidths of 2x5 MHz each of frequencies in the 1800 band. These 4G frequencies are to be allocated, but the date of allocation has not yet been set.

Hot Mobile, Golan Telecom, and Xphone, will be entitled to a discount at a rate of up to 50% of the amount that they will have to pay for the frequencies (each addition of 1% market share will grant a discount at a rate of 10%, up to a maximum discount at a rate of 50%, during a period of 5 years).

 The LTE spectrum bid rules, published by The Ministry of Communications, place restrictions with respect to the maximum LTE spectrum holdings for a specific operator. The current policy does not allow a single operator to hold more than 15 MHz of LTE spectrum if it plans to share its network with another operator. Because of this, Partner's LTE network performance is highly dependent on the Network Sharing Agreement with Hot Mobile. Furthermore, if we fail to refarm some of our existing spectrum in the 1800 band (currently used to provide GSM services), this may place us at a disadvantage compared to our competitors. See "Item 3D.1g We may have less access to spectrum for fourth generation (4G) services than some of our competitors as a result of network sharing agreements. We also may be required to terminate the use of certain spectrum or to share with another operator some of the spectrum we are currently using on an exclusive basis. If these developments occur, they may adversely affect our network quality and capacity as well as our ability to provide our customers with competitive advanced technology services, which may adversely affect our results of operations."

4B.13d - v          Network Sharing Policy

In May 2014, the Ministry of Communications published a policy document regarding the sharing of a broadband access network of a Mobile Radio Telephone ("MRT") general licensee. The main provisions of the policy document are, inter alia, as follows:

o	The MoC encourages and will continue to encourage passive sharing of network sites and masts only, and active sharing of antennas only (no sharing of spectrum) among all operators;

o
In general, the MoC sees an advantage to active sharing on a multi-operator core network (MOCN) format (sharing of antennas, spectrum and radio equipment) over active sharing using a multi-operator radio access network (MORAN) format (sharing of antennas and radio equipment without sharing of spectrum), considering the need to increase the efficient use of the spectrum of frequencies. Nevertheless, the MoC is not ruling out the possibility that, under special circumstances, it might deem it appropriate to approve an agreement under a MORAN format;

o
In general, the MoC will allow the sharing of transmission from cell sites to the centralized radio base stations in a bandwidth-sharing configuration. However, under exceptional conditions and at the MoC’s discretion, it might allow sharing of transmission from the cell sites to the centralized radio base stations in other cases as well;

o
When examining individual network-sharing agreements, the MoC will take into account the considerations specified in the policy document which relate to four key aspects: the existing level of competition and the potential for harm to the competition, the existing and expected inventory of frequencies and how efficiently the frequencies are being used, survivability and redundancy of the networks from the national perspective, and ensuring the level of telecommunications services over time;

In November 2013, the Company entered into a Network Sharing Agreement with HOT Mobile, see Item "4B.9a Overview". The Company estimates that the Network Sharing Agreement is essentially in line with the principals of the policy document.

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

From June 2014 until the last applicable date for required reductions in layers (December 2017 or 2019), the Centralization law imposes stricter corporate governance constraints on the Board structure of certain layer corporations.  Specifically, the Centralization Law requires that, starting at the third layer of corporations in a pyramid and for deeper layers, the Board of Directors must meet the following requirements, among others:  (i) there must be a majority of independent directors ("Bilty Tluyim") under the Israeli Companies Law; (ii) the minimal number of external directors ("Dahatzim") shall be half the Board members minus one rounded upwards; and (iii) the votes of the controlling shareholder will be disregarded in the election (and re-election) of external directors ("Dahatzim"). The Israeli Securities Authority may impose a financial penalty ("Izum Caspi") on a layer corporation for a breach of the aforementioned duty to appoint external directors or independent directors for more than ninety days (unless the breach stems from a lack of the required majority of votes for the appointment at the General Meeting). However, according to the regulations promulgated under the Centralization Law, some classes of corporations, including Partner, are exempted from these interim requirements.

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

The Centralization Law is relatively new, and critical elements will need to be provided by future regulations and other formal publications, including clearly identifying persons and entities to which different constraints apply.  As a result, the precise ramifications of the Centralization Law for Partner cannot be fully ascertained at this time.

4B.13d - vii        Securities Administrative Enforcement and Antitrust Enforcement

        An amendment to the Israeli Securities laws, which came into force in January 2011, established administrative enforcement measures for handling certain violations of certain securities and securities-related laws supervised by the Israeli Securities Authority, or ISA. This amendment allows the ISA to impose various civil enforcement measures, including financial sanctions, payment to the harmed party, prohibition of the violator from serving as an executive officer for a certain period of time, annulment or suspension of licenses, approvals and permits granted under such laws and an agreed settlement mechanism as an alternative for a criminal or administrative proceeding. In case of a violation by a corporation, the amendment provides for additional responsibility of the Chief Executive Officer in some cases, unless certain conditions have been met, including the existence of procedures for the prevention of the violation, as part of an internal enforcement plan. The Company is prohibited from insuring, paying or indemnifying directors or senior officers for financial sanctions imposed on them in accordance with this amendment subject to certain exemptions set forth in the law. The Company is implementing an internal enforcement plan in accordance with this amendment. In addition, the Company is implementing an internal antitrust enforcement plan intended to ensure that all relevent parties in the Company comply with antitrust laws and regulations.

4B.13d - viii      Hearings and Examinations

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

•
Roaming Services. In August 2014, the Ministry of Communications published a hearing aimed at increasing competition in roaming services abroad currently provided by cellular licensees. As part of the hearing, the Ministry proposed to enable every cellular subscriber to receive roaming services abroad from operators which are not his cellular provider (on top of his cellular operator) while keeping his cellular number. These alternative roaming providers include other cellular licensees, MVNOs, ISPs, ILD licensees and fixed telephony licensees. The Ministry of Communications also suggested determining various measures intended to improve transparency and to limit subscriber payments only to the exact volume of services consumed. Such measures include: All roaming calls abroad (incoming and outgoing) would be billed using time units of 1 second; All roaming data sessions would be billed using volume units of 1KB; The billable duration of all voice calls would be from the second in which the call was connected and until it ended (explicitly excluding any wait period from pushing the "call" button until the call is connected). Because we consider roaming charges to be a significant source of revenue, such regulatory limits could adversely affect our revenues.

•
Internet video services. The Ministry of Communications and the Council for Cable TV and Satellite Broadcasting have published a public hearing in order to determine whether there is a need to regulate the provision of video services over the internet which might compete with multiple channel television services. In October 2011, the Ministry of Communications published its recommendations that included conditions for the adoption of suitable regulation and monitoring of television broadcasts over the internet and the establishment of a continuing implementation team in order to update the existing regulation in the existing broadcasting market and to apply regulation to television broadcasts over the internet. In February 2014, the Minister of Communications appointed a public committee (the "Schejter Committee") for the evaluation of the regulation of commercial broadcasting in Israel. The committee's scope of evaluation includes, inter alia, future regulation of new entrants that shall distribute audio-visual content over the internet Such internet video regulation may affect the Company's launch of television services. The committee published a hearing in March 2014, which the Company submitted a response to in April 2014. In August 2014, the committee published an interim report and a questionnaire and requested the public's response. In its interim report the committee proposed, among others things, that new audio visual services (provided over the Internet) would not be subject to the regulatory regime and a license requirement applicable to multi-channel television licensees, for an interim period to be decided upon. After such (unspecified) interim period, regulatory provisions would be gradually applied to audio visual services (provided over the Internet) in accordance with their level of income or number of subscribers. In its questionnaire the committee raised various questions, including: (1) the level of income or number of subscribers which would warrant regulation of new audio visual services (provided over the Internet); (2) whether the broadcasting licensees should be obligated to sell the channels that they broadcast to the new service providers (Must Sell). In addition, the committee is examining the application of certain "new entrant" protections to new audio visual service suppliers (provided over the Internet). If the committee decides not to recommend such protections, then Partner may not be able to penetrate this market and to successfully launch its TV services. The Company submitted its response to the interim report in September 2014.

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

•
Intervention in international call market. In October 2013, the Ministry of Communications published a hearing regarding new regulation of the international call market. In the hearing, it was proposed by the Ministry to allow all general licensees (including MVNOs) to provide international call services to their subscribers, with respect to the international destinations which are included in their subscribers' tariff plans and to international destinations for which the tariff is lower or equal to the tariff of a call on the licensee's network ("Included Destinations"). The Ministry of Communications also proposed in the hearing that the general licensees (such as cellular operators) would not be allowed to collect an interconnect fee for outgoing international calls. The Company submitted its response to the hearing in January 2014. In October 2014, the Ministry published a secondary hearing on this matter, in which it proposed that all outgoing international calls which are not to Included Destinations, shall be preceded with a voice message stating the tariff of such call and allowing the subscriber to disconnect without being charged. The Company submitted its response to this secondary hearing in October 2014. The revenues of the Company may be adversely affected if the changes proposed in these hearings are adopted.

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

•
Operational Continuity during a State of Emergency. In June 2014, the Ministry of Communications published a hearing regarding operational continuity during a state of emergency, which determines, among other things, that certain telecommunications licensees, including the Company, must formulate a plan to be approved by the board of directors, that would guarantee the ability of the licensee to operate continuously and limit the impact on the supply of telecommunications services during a state of emergency. In order to guarantee operational continuity, it was proposed as part of the hearing to determine various provisions with respect to network back-up, electrical and energy infrastructure, customer service operations and information technology security. For example, it was proposed that the network will be planned with no single point of failure and that the licensee will have independent capabilities to supply electrical power through independent generators to at least 3% of all its cellular sites. The Ministry of Communications published its decision on March 1, 2015. The Company believes that the decision will have no material affect on the Company's business.

•
Filtering of Offensive Websites and Content. In August 2014, the Ministry of Communications published a hearing regarding proposed amendments to telecommunications licenses granted to various operators, including the Company and its subsidiaries. According to the Telecommunications Law, ISP and cellular licensees, are required to provide a service for filtering of offensive websites and content at no additional cost to the subscriber. The Law also includes provisions which oblige said licensees to inform their subscribers of the dangers of internet use (including offensive websites and content).As part of the hearing, it is proposed to amend the ISP and cellular licenses to include additional requirements to the existing requirements described above. The proposed amendments include, among others, the following matters: (1) detailed specifications of the filtering service; (2) requirements regarding the informational leaflet to be provided to the subscriber; and (3) an obligation to offer filtering software to be installed on any type of terminal equipment. In October  2014, the Company filed its written position seeking to limit the impact of the proposed amendments.

•
Consumer Protection-Call Centers. In August 2014, the Ministry of Communications published a hearing regarding proposed amendments to telecommunications licenses granted to various operators, including the Company and its subsidiaries. As part of the hearing, it is proposed to amend the licenses with respect to the quality of service of the licensees' call centers. The amendments include, among others, the following matters: the maximum response times for each call and the average daily response times; recording requirement regarding a billing inquiry, termination of all services or termination of a single service calls; and requirement to issue and to publish on the licensees' websites detailed weekly reports that will include complete data in relation to their conduct regarding response times.  The Company submitted its response to the hearing in October 2014. In parallel to the hearing, the Ministry of Communications published a draft memorandum with respect to the Telecommunications Law, according to which a subscriber will be able to sue for a fixed amount of compensation in case a licensee fails to meet the proposed response times and for compensation in case of an over charge in the monthly bill, both without proving damages. The Company submitted its response to the draft memorandum in October 2014. These amendments may have an adverse affect on the Company's results of operations.

•
Cellular Network Coverage Amendments. In July 2014, The Ministry of Communications and the Civil Administration in Judea and Samaria published a hearing regarding a proposed amendment to general licenses for the provision of cellular services (MRT), granted to five operators including the Company. As part of the hearing, it is proposed to amend the operators' licenses and to materially intensify the requirements set in the licenses with respect to the coverage and service quality of the operators' 2G and 3G networks deployed in Israel and in the Judea and Samaria area, as follows:

• Minimum coverage requirements - will be set out in terms of population, territory, settlements and roads and railroad track paths;

• Quality of service requirements - will be set out in terms of the percentage of blocked and dropped calls, the minimum level of reception and the minimal speed for uploading and downloading data.

The Company submitted its response to the hearing in September 2014 and the MoC's officials conducted another hearing in the Company's offices in December 2014. The revenues of the Company may be adversely affected by the results of the hearing.

•
Premium Service provided at Regular Tariffs. In December 2014, the Ministry of Communications published its decision following a public hearing, stating that a fixed-line operator shall be entitled to provide a premium service provided for regular telephone call tariffs ("Regular Premium Service") as an internal network call (using a network access code) or using a standard fixed-line telephone number. Cellular operators shall be entitled to provide the Regular Premium Service only as an internal network call (using a network access code). The Company's revenues may be adversely affected as a result of this decision.

4B.13d - ix          The Ministry of Communications policy regarding the fixed-line telecommunications sector

In May 2012, the Ministry of Communications published the final policy document with respect to increasing competition in the fixed-line telecommunications market. The document adopted the main recommendations of the Hayek Committee, a committee formed by the MoC to study and make recommendations regarding the Israeli telecommunications market. The main points were as follows:

A.	Sale of wholesale services:

i.
The two wireline infrastructure operators that provide retail telecommunication services will be required to offer wholesale services to the other telecommunication providers, that will offer services on the owners’ infrastructure (the wholesale market), based on non-discriminatory conditions.

ii.
The wholesale services tariffs and the terms of agreement shall be determined through negotiations between the two wireline infrastructure operators and the service providers. An infrastructure owner that reaches an agreement with such other provider shall be required to offer the same terms, without discrimination, to all other providers. Affiliates of the infrastructure owner shall also be allowed to purchase wholesale services as long as these will be provided without discrimination to all other providers.

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

In June 2013, since no agreement had been achieved according to clause a(iii) above, the Ministry of Communications published a hearing regarding a basic offering of wholesale services and their prices, that an infrastructure owner shall be required to offer on the same terms, without discrimination, to all providers. After a long process involving several hearings (regarding the texts of the relevant service portfoloios and the prices of said wholesale services), in November 2014, the Ministry of Communications published the decision of the Minister of Communications regarding regulation of the wholesale market for broadband fixed-line telecommunications services - defining a format for the supply of wholesale services and setting a tariff for the supply of these services.

Within this framework, the Minister of Communications decided to amend the licenses of the infrastructure owners - Bezeq and HOT - and to prescribe the service portfolio - managed broadband access and wholesale telephony service. The regulations attached to the Minister of Communications’ decision prescribe the obligation to supply the wholesale services, including ancillary services, as well as maximum tariffs (requiring the approval of the Minister of Finance) for the said wholesale services. The tariffs set at this stage, relate solely to services to be provided by Bezeq. The Ministry of Communications intends on initiating a separate regulation process addressing the tariffs for the wholesale services to be provided by HOT, a cable infrastructure owner. The Company is examining the contents of the Minister’s decision regarding regulation of the wholesale market. Should the Ministry of Communications’ decision with regard to the aforesaid margin squeeze mechanism not prove effective in ensuring the effectiveness of the wholesale market, our profitability and results of operations could be materially adversely affected.

In December 2014, Bezeq submitted a petition to the High Court of Justice against the MoC and the Minister regarding said decision. In the petition Bezeq claims, inter alia, that the hearing procedure conducted by the MoC did not comply with the administrative law requirements and that both the wholesale telephony service and the tariffs that were set for the wholesale market services deviate from the Minister's authority under the Law. The Company was nominated as a respondent to the petition. If changes are made to the Minister's decision that cause an increase in the wholesale tariffs or a worsening of the technical and operational standards set by the MoC, this could negatively affect our results of operations.

Margin Squeeze - In November 17, 2014, the Ministry of Communications published a hearing to examine the format for preventing a “margin squeeze” by the fixed-line infrastructure owners - Bezeq and HOT - which occurs when an infrastructure owner lowers its retail prices and narrows the margin between its retail prices and the wholesale price of those infrastructure inputs being purchased by service-providers to a level that erodes the service-providers’ margin to the point of eradicating the economic feasibility of continuing their operations, the objective being to push service-providers out of the market. The Company submitted its response to the hearing in December 2014. Should the Ministry of Communications’ decision with regard to the margin squeeze mechanism not prove effective in ensuring the effectiveness of the wholesale market, our profitability and results of operations could be materially adversely affected.

4B.13d - x                      Israel Broadband Company

In August 2013, the Minister of Communications granted Israel Broadband Company (2013) Ltd. ("IBC"), a general license for the establishment of a nationwide optic fiber network using the Israel Electric Company's infrastructure. IBC is owned by Israel Electric Corporation (40%) and a consortium of companies elected as the winning bidder in the election process, which is comprised of the following companies, which hold together 60% of IBC as follows: ViaEuropa Israel Ltd. (30%), RAPAC Communication & Infrastructure Ltd. (7.5%), BATM advanced Communication Ltd. (7.5%), Tamares Holdings Sweden AB (7.5%) and Zisapel Properties (1992) Ltd. .

Under its general license, IBC is permitted to provide its services only to other telecom licensees.

IBC was also granted a special license for the provision of domestic fixed-line data communication. According to local media reports, IBC is permitted under its special license, to provide its services also to major commercial customers.

4B.13d - xi                      Anti-Trust Regulation.

Pursuant to the Israeli Restrictive Trade Practices Law, 1988, if the Antitrust Commissioner decides that the Israeli cellular market is oligopolistic, the Director General will have the authority to give instructions to all or some of the participants in our market, in order to, among other objectives, maintain or increase the competition level among the participants, the Director General’s authority would include the ability to issue orders to remove or to ease entry or transfer barriers, to terminate a participant’s activity, or otherwise to regulate the activities of the market.

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

Payments. Our license specifies the payments we may charge our subscribers. These include one-time installation fees, fixed monthly payments, airtime fees, payments for the use of other telecommunication systems, payments for handset maintenance and payments for additional services. In some of our tariff plans we have chosen to charge only for airtime and use of services. See “Item 4B.6e Tariff Plan.”

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

•
No trust fund, insurance company, investment company or pension fund that is an Interested Party in Partner may: (a) hold, either directly or indirectly, more than 5% of any means of control in a competing mobile radio telephone operator without having obtained a permit to do so from the Ministry of Communications, or (b) hold, either directly or indirectly, more than 5% of any means of control in a competing mobile radio telephone operator in accordance with a permit from the MoC, and in addition have a representative or appointee who is an Office Holder in a competing mobile radio telephone operator, unless it has been legally required to do so, or (c) hold, either directly or indirectly, more than 10% of any means of control in a competing mobile radio telephone operator, even if it received a permit to hold up to 10% of such means of control.

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

4B.13f              Other Licenses

Domestic Fixed-line License. In January, 2007, the Ministry of Communications granted Partner Land-Line Communication Solutions Limited Partnership, which is fully owned by the Company, a license for the provision of domestic fixed-line telecommunications services. The license expires in twenty years but may be extended by the Ministry of Communications for successive periods of ten years provided that the licensee has complied with the terms of the license and has acted consistently for the enhancement of telecom services and their enhancement. The general conditions of the mobile telephone license described above, generally apply to this license, subject to certain modifications. In addition to any 10% share transfer requiring the prior approval of the Ministry of Communications, the license additionally requires approval prior to a third party acquiring the ability to exercise significant influence over us. In this context, holding 25% of our means of control is presumed to confer significant influence. The license was amended in February 2007 to grant us the right to offer VoB services using the infrastructure of Bezeq and HOT Telecom to access customers and to provide them with fixed-line telephony service. The License was further amended in July 2007 to incorporate the provision of transmission and data communications services that was previously provided for under a transmission license that was granted in July 2006. In March 2009, we were also granted a domestic fixed-line license to provide fixed-line services to the Israeli populated areas in the West Bank. The license is effective until March 2019.

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

012 Smile was also granted a similar ISP license by the Ministry of Communications in December 2009 that is valid until March 2015 and a special license to provide ISP services to the Israeli populated areas in the West Bank which is valid until February 2016.

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

012 Smile was also granted a similar NTP license by the Ministry of Communications in December 2009 that is valid until March 2014. We have applied for an extension to this license.

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

Wireless access devices

We have set up several hundred small communications devices, called wireless access devices, pursuant to a provision in the Telecommunications Law which we and other participants in cellular telecommunications, believe exempts such devices from the need to obtain a building permit. Beginning in 2008, following the filing of a claim that the exemption does not apply to cellular communications devices, the Attorney General filed an opinion regarding this matter stating that the exemption does apply to wireless radio access devices under certain conditions and instructed the Ministry of Interior to prepare regulations setting conditions that would limit the exemption to extraordinary circumstances. Following the instruction of the Attorney General, several inter-ministerial discussions and hearings have taken place without agreement being reached as to the final version of the regulations. The approval of the regulations was brought to the Economic Committee where the regulations were not approved. Following two petitions that were filed with the High Court of Justice opposing the Attorney General’s recommendation that the exemption apply under certain conditions, in September 2010, the Supreme Court issued an interim order prohibiting further construction of wireless access devices in cellular networks in reliance on the exemption from the requirement to obtain a building permit. In February 2011, and in July 2012, the Supreme Court narrowed the scope of the interim injunction so that repair or replacement of existing wireless access devices is permitted under certain conditions that will be determined in a judgment. In September 2011, the Supreme Court ruled that it would allow the two new UMTS operators to erect new wireless access devices without a need for a permit in accordance with the terms set forth in the decision. If a definitive court judgment holds that the exemption does not apply to cellular devices at all or if the regulations finally approved do not apply the exemption to wireless access devices, this could adversely affect the Company’s existing network. As a result, we may be required to remove existing devices and would not be able to install new devices on the basis of the exemption. Our network capacity and coverage would then be negatively impacted, which could have an adverse effect on our revenue and results of operations.

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

We have received approval from the Ministry of Communications for selling and distributing all of the handsets and other terminal equipment we sell. The Ministry of Environmental Protection also has authority to regulate the sale of handsets in Israel, and under the new Non-Ionizing Radiation Law, certain types of devices, which are radiation sources, including cellular handsets, have been exempted from requiring an approval from the Ministry of Environmental Protection so long as the radiation level emitted during the use of such handsets does not exceed the radiation level permitted under the Non-Ionizing Radiation Law. Since June 2002, we have been required to provide information to purchasers of handsets on the Specific Absorption Rate (“SAR”) levels of the handsets as well as its compliance with certain standards pursuant to a regulation under the Consumer Protection Law. We attach a brochure to each handset that is sold that includes the SAR level of the specific handset. Such brochures are also available at our service centers and the information is also available on the Company’s website. SAR levels are a measurement of non-ionizing radiation that is emitted by a hand-held cellular telephone at its specific rate of absorption by living tissue. While, to the best of our knowledge, the handsets that we market comply with the applicable laws that relate to acceptable SAR levels, we rely on the SAR published by the manufacturer of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset and not for each and every handset, we have no information as to the actual SAR level of each specific handset and throughout its lifecycle, including in the case of equipment repair.

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

In November 2005, a new procedure was adopted by the Ministry of Communications with regard to the importation, marketing, and approval for 2G and 2.5G handsets. Prior to the implementation of the new procedure, suppliers of 2G and 2.5G handsets in Israel were required to obtain an interim, non-binding approval of the handset type from the relevant cellular operators before receiving final approval from the Ministry of Communications to supply such handsets in Israel to such operators. Under the new procedure, handsets that have already received the internationally recognized Global Certification Forum approval prior to their importation into Israel are now exempt from the requirement of receiving an interim, non-binding approval from the relevant cellular operators in Israel. This could expose us to the risk that handsets not reviewed and approved by us may interfere with the operation of our network. The new procedures described above do not apply to 3G handsets, which still require cellular operators to grant an interim, non-binding approval to the Ministry of Communications before the MoC grants its final approval in all circumstances.

In addition, this procedure also called for repaired handsets to comply with all applicable standards required for obtaining handset type approval, including standards relating to the safety, electromagnetic levels, and SAR levels.

4C.          Organizational Structure

We currently have five wholly-owned subsidiaries, Partner Future Communications 2000 Ltd., an Israeli corporation; Partner Net Ltd., an Israeli corporation; Partner Land-Line Communications Solutions LLP, an Israeli limited partnership; Partner Business Communications Solutions, LLP, an Israeli limited partnership; and, since March 3, 2011, 012 Smile. 012 Smile has four wholly-owned subsidiaries, 012 Telecom Ltd., 012 Mobile GP Ltd., Golden Lines 012 Telecommunication Services 2001 Ltd., and 012 Mobile Limited Partnership, all Israeli corporations. 012 Global Inc. is a consolidated company over which the Company has control. Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner of each of the limited partnerships. On October 28, 2009, we became a subsidiary of Scailex. On January 29, 2013, S.B. Israel Telecom acquired 30.87% of our issued and outstanding shares, principally from Scailex. See “Item 7A.1 Principal Shareholders”.

In November 2013, the Company entered into a 15-year Network Sharing Agreement with HOT Mobile, which remains subject to approval by the Ministry of Communications. Pursuant to the Network Sharing Agreement, the parties created a 50-50 joint venture, in the form of a limited partnership- P.H.I. Networks (2015) Limited Partnership, which will operate and develop a cellular network to be shared by both parties, starting with a pooling of both parties' radio access network infrastructures to create a single shared radio access network. The parties have also established a 50-50 company limited by shares under the name Net 4 P.H.I Ltd. to be the general partner of the limited partnership. See "Item 4B.9 Our Network".

4D.          Property, Plant and Equipment

Headquarters

We lease our headquarter facilities in Rosh Ha-ayin, Israel, with a total of approximately 53,307 gross square meters (including parking lots). In the beginning of 2014, an amendment to the lease agreements for its headquarters facility in Rosh Ha’ayin was signed, according to which the lease term is extended until the end of 2024. The rental payments are linked to the Israeli CPI. We also lease five call centers in Haifa, Jerusalem, Rehovot, Rishon Lezion (012 call center) and Beer-Sheva. The leases for each site have different lengths and specific terms. We believe that our current call center facilities are adequate for the foreseeable future, and that we will be able to extend the leases or obtain alternate or additional facilities, if needed, on acceptable commercial terms.

Network

For a description of our telecommunications network, see “Item 4B.9 Our Network” above.

We lease most of the sites where our mobile telecommunications network equipment is installed throughout Israel. At December 31, 2014, we had 2,882 network sites (including micro-sites). The lease agreements relating to our network sites are generally for periods of two to ten years. We have the option to extend the lease periods up to ten years (including the original lease period).

The erection and operation of most of these network sites requires building permits from local or regional zoning authorities, as well as a number of additional permits from governmental and regulatory authorities, and we have had difficulties in obtaining some of these permits.

Difficulties obtaining required permits could continue and therefore affect our ability to maintain cell network sites. In addition, as we grow our subscriber base and seek to improve the range and quality of our services, we need to further expand our network, and difficulties in obtaining required permits may delay, increase the costs or prevent us from achieving these goals in full. See “Item 3D.1e We have had difficulties obtaining some of the building and environmental permits required for the erection and operation of our network sites, and some building permits have not been applied for or may not be fully complied with. These difficulties could have an adverse effect on the coverage, quality and capacity of our network. Operating network sites without building or other required permits, or in a manner that deviates from the applicable permit, may result in criminal or civil liability to us or to our officers and directors.” And “Item 4B.13 Regulation”.

In November 2013, the Company entered into a 15-year Network Sharing Agreement with HOT Mobile, which remains subject to approval by the Ministry of Communications. Pursuant to the Network Sharing Agreement, the parties created a 50-50 joint venture, which is intended to operate and develop a cellular network to be shared by both companies, starting with a pooling of both companies' radio access network infrastructures to create a single shared pooled radio access network.  See “Item 4B.9 Our Network”.

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

5A.          Operating Results

5A.1                OVERVIEW

5A.1a              Key Financial and Operating Data

The table below sets forth a summary of selected financial and operating data for the years ended December 31,  2012, 2013 and 2014.

	Year ended December 31,
	2012	2013	2014

Revenues (NIS million)	5,572	4,519	4,440
Operating profit (NIS million)	865	409	400
Income before taxes (NIS million)	631	198	241
Profit for the Year (NIS million)	478	135	162
Capital expenditures (NIS million)	558	413	429
Cash flows from operating activities (NIS million)	1,705	1,539	951
Cash flows from investing activities (NIS million)	(471)	(498)	(431)
Cash flow from operating activities net of investment activities (NIS million)	1,234	1,041	520
Cellular Subscribers (end of period, thousands)	2,976	2,956	2,837
Annual cellular churn rate (%)	38%	39%	47%
Average monthly revenue per cellular subscriber (ARPU) (NIS)	97	83	75

5A.1b              Business Developments in 2014

In 2014, the intensity in competition in the Israeli telecommunications market further strengthened and as a result, the continued substantial price erosion in the market had a significant impact on the Company’s business results. As an illustration of the level and increase in competition in the cellular market, approximately 2.4 million cellular subscribers switched operators within the Israeli market (with number porting) in 2014, compared with approximately 1.8 million in 2013, an increase of over 30%. Significant price erosion was also caused by the amount of cellular subscribers who moved between different rateplans or airtime packages (generally with a lower monthly fee) within the Company.  In 2014, cellular subscribers switched rateplans or packages over one million times (including subscribers who switched more than once) within the Company, signifying an increase of over 50% in the number of switches compared with 2013.

At the end of December 2014, the Company’s active cellular subscriber base (including mobile data and 012 Mobile subscribers) was approximately 2.84 million, including approximately 2.1 million post-paid subscribers or 75% of the base, and approximately 705,000 pre-paid subscribers, or 25% of the subscriber base. Total cellular market share (based on the number of subscribers) at the end of 2014 was estimated to be approximately 28%, compared with 29% in 2013.

Over 2014, the cellular subscriber base declined by approximately 119,000. The post-paid subscriber base decreased by approximately 1,000, and the pre-paid subscriber base decreased by approximately 118,000. The decrease in the pre-paid subscriber base was largely attributed to the pre-paid subscribers moving to post-paid subscriber packages as a result of the significant price erosion (and hence increasing attractiveness) in these products.

The annual churn rate for cellular subscribers in 2014 was 47%, compared with 39% in 2013, mainly reflecting the continued intense competition in the cellular subscriber market.

The monthly Average Revenue Per User (ARPU) for cellular subscribers for the year 2014 was NIS 75 (US$ 19), a decrease of approximately 10% from NIS 83 in 2013. The decrease mainly reflected the continued price erosion in the key cellular services including airtime, content, data and roaming services, due to the persistent fierce competition in the cellular market, partially offset by an increase in revenues from wholesale services (MVNO and national roaming) provided to other operators hosted on the Company’s network.

In order to mitigate the impact of the competition on the price erosion and decrease in service revenues, the Company continued to adjust its cost structure and to implement operational efficiency measures through 2014, which was reflected in a decrease in operating expenses (including cost of service revenues and selling, marketing and administrative expenses, and excluding depreciation and amortization expenses) of NIS 201 million in 2014 compared with 2013.  This decrease followed a decrease in operating expenses in 2013 of NIS 471 million in 2013 compared with 2012.  The decrease in operating expenses in 2014, mainly reflected decreases in payments to transmission, communication and content providers and the impact of efficiency measures undertaken including a reduction in payroll and related expenses resulting from the reduction in the size of the Company workforce by approximately 20% on an average basis (average of workforce at beginning and end of year).

The impact of the decrease in service revenues was also mitigated in 2014 through a significant increase (NIS 186 million) in the gross profit from equipment sales. Profit from equipment sales increased due to both an increase in the number of devices sold (largely as a result of a significant increase in the sales of tablets and by the launch during 2014 of sales of a variety of digital audio visual equipment including televisions, digital camera, games consoles and related equipment) and in higher profit margins, mainly due to the change in product mix. In addition, our willingness to offer customers long-term installment plans boosted purchases and contributed to the rise in profits from such sales.  However, the need to service our existing debt may in the future restrict our ability to continue selling equipment through long-term installment plans, thereby limiting our ability to continue benefiting from one of the key current drivers of equipment sales and total Company profits.  See "Item 5D.2 Outlook" and "Item 3D.2b Our level of indebtedness could adversely affect our business, profits and liquidity. Furthermore, the continued decline in cash flow and difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness.".

5A.1c              Entry into Network Sharing Agreement

In November 2013, the Company entered into a 15-year Network Sharing Agreement with HOT Mobile, which remains subject to approval by the Ministry of Communications. Pursuant to the Network Sharing Agreement, the parties created a 50-50 joint venture, which is intended to operate and develop a radio access network to be shared by both parties, starting with a pooling of both parties' radio access network infrastructures to create a single shared pooled radio access network.  See "Item 4B.9 Our Network."

According to the provisions of the Network Sharing Agreement, HOT Mobile will pay Partner a onetime amount ("Lump Sum"), by the beginning of year 2017 (unless one of the parties exercises an option granted to it under the Network Sharing Agreement pursuant to which a portion of the Lump Sum will be paid earlier) ("Option"). Following the earlier of January 1, 2017 or the date of payment of such a portion of the Lump Sum upon exercise of the Option, each party will bear half of the capital expenditures relating to the shared network. The bearing of the operating costs of the shared network will be according to a pre-determined mechanism, according to which one half of the operating costs will be shared equally by the parties, and one half will be divided according to the relative volume of traffic of each party in the shared network. Partner expects that the Network Sharing Agreement will provide material financial benefits to Partner in terms of both the anticipated upfront payment by HOT Mobile (to be made in January 2017, or earlier if either party exercises its right under the agreement to advance the payment date) and savings in operational expenses and capital investments; however, such financial benefits are dependent on regulatory approval of the agreement without requiring substantial changes, as well as the other factors set forth in the related risk factor. See "Item 3D.2c The network sharing agreement entered into by Partner may not provide the anticipated benefits and may lead to unexpected costs."

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

At the time of the acquisition, the purchase assumed an enterprise value for 012 Smile of approximately NIS 1.45 billion. This included fixed assets, intangible assets of customer relations, brand name, Right of Use (“ROU”) of international transmission cables and goodwill. 012 Smile was financed principally through long term bank loans totaling approximately NIS 500 million that have an index (Israeli consumer price index (“CPI”)) linked rate of 3.42% with a final maturity at the end 2019. During 2012, 012 Smile prepaid the current portion of the outstanding linked principal amount of the loan (NIS 31 million), which was due originally on December 31, 2012. As of December 31, 2014, the principal due by 012 Smile, including the CPI adjustment, was NIS 199 million.

Impairment of Fixed-Line Assets and Goodwill as of December 31, 2011.

During December 2011, Bezeq International Ltd. completed the installation of an underwater cable between Israel and Italy and began commercial use thereafter. In addition, Tamares Telecom Ltd. was in the final stages of laying another underwater cable which was completed in January 2012, allowing new communication channels between Israel and Western Europe. The additional capacity significantly increased the level of competition in the market for international connectivity services that, until December 2011, had been comprised of a sole monopoly supplier. The increased competition in the market for international connectivity services during the fourth quarter of 2011 that lead to a sharp decline in prices and the Company’s expectations for increased competition in the retail ISP market, that would lead to a decrease in prices and market share, indicated the need to perform an impairment test on certain assets of the fixed-line segment. The impairment test as of December 31, 2011, was performed by management with the assistance of an external independent assessor, Giza Singer Even Ltd., with the recoverability of the relevant assets being assessed based on value-in-use calculations. As a result of the testing, impairment charges in a total amount of NIS 235 million were recognized for the fixed-line business in 2011:

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

Impairment test of Fixed-Line Goodwill as of December 31, 2012, 2013 and 2014.

Since the beginning of 2012, management undertook a program to integrate the fixed-line segment structure, which included aggregating all the fixed-line activities of the Group under the responsibility of the Head of Fixed-Line Division. As a result of this integration, the reporting and monitoring structure was aligned with the fixed-line segment, and goodwill, amounting to NIS 407 million as of year-end 2012 and thereafter, and is allocated to a single group of CGUs which constitute all the operations of the fixed-line segment.

For the purpose of impairment testing as of December 31, 2012, this group of CGUs represented the lowest level within the Group at which goodwill is monitored by management for internal reporting purposes.

For the purpose of the goodwill impairment test as of December 31, 2012, 2013 and 2014, the recoverable amount was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd.") based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rates do not exceed the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

	As of December 31,
	2012	2013	2014
Terminal growth rate	(negative 0.2%)	(negative 0.3%)	(negative 0.2%)
After-tax discount rate	11.7%	11.7%	10.5%
Pre-tax discount rate	15.7%	15.8%	14.3%

The impairment tests as of December 31, 2012, 2013 and 2014 were based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts.

As a result of the impairment tests, the Group determined that no goodwill impairment existed as of December 31, 2012, 2013 and 2014.

Sensitivity Analysis

The headroom of the fixed line segment assets fair value over the book value as of December 31, 2012, 2013 and 2014 was approximately 13.6%, 9.5% and 15% respectively.

Sensitivity analysis was performed for the recoverable amount as of December 31, 2014 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 10.5% (9.45% to 11.55%), assuming all other variables constant. Sensitivity analysis was also performed for the recoverable amount as of December 31, 2014 for a change of the terminal permanent growth rate within the range of ± 1% of the variable minus 0.2% (minus 1.2% to 0.8%), assuming all other variables constant. Results showed that no impairment charge is required.

5A.1e              Agreement for the Upgrade of Our Existing Networks and the Deployment of Fourth Generation Network in Israel

On October 25, 2010, the Company signed an agreement with LM Ericsson Israel Ltd. (“Ericsson”) for the upgrade of its existing networks and the deployment of a fourth generation network in Israel (the “Agreement”). The Agreement includes the upgrade, replacement and the expansion of certain parts of the Company’s existing cellular and fixed-line networks and the maintenance of its networks, including enhancement of the Company’s abilities with respect to the cellular and fixed-line ISP services it provides. The commercial operation of the fourth generation network by the Company is subject to the allocation of the relevant frequencies by the Ministry of Communications. The initial term of the all inclusive agreement with Ericsson ended on December 31, 2014. Towards the end of the initial term, we began an examination process to determine the scope of the deliverables and services which have actually been provided by Ericsson under the agreement. Any deliverables and services to which Partner was entitled to that were not provided by Ericsson during the initial term are to be provided by Ericsson during 2015. We have extended the initial period by an additional period of one year for the provision of support and maintenance services and have an option to extend the agreement by nine additional periods of one year each.

The total net amount, following all discounts and settlements, some of which are conditional, that the Company was required to pay under the all inclusive agreement with Ericsson which ended on December 31, 2014 was approximately U.S. $100 million.

5A.1f              Bezeq Agreement

In April 2012, the Company entered into a five-year agreement with Bezeq, the Israel Telecommunication Corp., Ltd., effective as of January 1, 2012, for the supply of transmission services for use in Partner’s mobile network. According to the agreement, the minimum annual commitment was NIS 55 million for the year 2012 and will gradually increase to NIS 71 million for the year 2016 due to the increase in the scope of the capacity to be purchased in accordance with the layout agreed upon by the parties. The minimum commitment as of December 31, 2014 is NIS 140 million.

5A.1g              Right of Use Agreement with HOT Mobile

Partner and HOT Mobile entered into a right of use agreement, which took effect on November 8, 2013 and is valid until January 4, 2017. Under the right of use agreement, Partner provides services to HOT Mobile in the form of a right of use to Partner's cellular network. According to the right of use agreement, HOT Mobile pays Partner fixed base payments with additional variable payments, based, among other things, on traffic volume exceeding a defined threshold.

5A.1h              Change in Principal Shareholder in January 2013

On January 29, 2013, the Company announced the closing of the transaction between Scailex and S.B. Israel Telecom, an affiliate of Saban Capital Group, pursuant to which Scailex sold and transferred to S.B. Israel Telecom approximately 28.82% of the issued and outstanding share capital of Partner. In addition, the Company had been informed by S.B. Israel Telecom that a transaction with Leumi Partners, for the purchase of approximately 2.06% of the issued and outstanding share capital of Partner, was completed with the closing of the transaction between Scailex and S.B. Israel Telecom.

As of February 15, 2015, S.B. Israel Telecom held approximately 30.48% of the issued and outstanding share capital of the Company. In addition, S.B. Israel Telecom and Scailex, which still holds approximately 5.98% of Partner's issued and outstanding share capital, have signed a shareholders’ agreement regarding, among other matters, the exercise of their voting rights and their consent regarding nomination of directors in Partner. See “3D.3a 30.48% of our issued and outstanding shares and voting rights are held by S.B. Israel Telecom Ltd. our largest shareholder, who has a shareholders’ agreement with Scailex Corporation Ltd., whose holdings amounted to 5.98% of our issued and outstanding shares and voting rights as of February 15, 2015." and "7A Major Shareholders".

5A.1i              Significant regulatory developments

For information regarding developments which have had and may have a significant impact on our operating results, see “Item 3D.1 RISKS RELATING TO THE REGULATION OF OUR INDUSTRY" and "Item 4B.13 Regulation”.

5A.1j              Revenues

We derive revenues from both rendering services and selling equipment.

Our principal source of revenues is from the sale of cellular network services to subscribers, primarily network airtime and internet browsing fees, and content and data fees (including SMS) as well as interconnect fees from other operators, fees for roaming, services, fees for extended handset warranty and fees from other operators (virtual and network) that use our network to provide services to their customers.

The fixed-line business segment derives revenues from a number of services provided over fixed-line networks including transmission services, international long distance services, PRI lines and SIP trunks for business sector customers, VoB telephony services and ISP services.

Cellular equipment revenues are derived from sales of cellular handsets, tablets (including WI-FI- only tablets), laptops, datacards and modems, related communications equipment, car kits and accessories. In 2014, the Company also began selling a variety of digital audio visual equipment including televisions, digital camera, games consoles and related equipment.

For the fixed-line business segment, equipment revenues include domestic routers, smartboxes and DECT phones, WI-FI-only tablets as well as related accessories.

We recognize revenues from network services (cellular, fixed-line and ISP) at the time we provide the service to the subscriber. We recognize revenues from equipment only upon delivery and the transfer of ownership to the subscriber.

5A.1k              Cost of Revenues

The principal components of our cost of revenues are:

•	Payments to transmission, communication and content providers

•	Cost of equipment and accessories

•	Depreciation and amortization

•	Wages, employee benefits expenses and car maintenance

•	Operating lease, rent and overhead expenses

•	Network and cable maintenance

•	Costs of handling, replacing or repairing equipment

•	Car kit installation, IT support, and general operating expenses

•	Amortization of rights of use

•	Payments to internet service providers (“ISPs”)

5A.1l              Selling and Marketing Expenses

The principal components of our selling and marketing expenses are:

•	Wages, employee benefits expenses and car maintenance

•	Selling commissions, net

•	Advertising and marketing

•	Depreciation and amortization

•	Operating lease, rent and overhead expenses

5A.1m              General and Administrative Expenses

The principal components of our general and administrative expenses are:

•	Wages, employee benefits expenses and car maintenance

•	Bad debts and allowance for doubtful accounts

•	Professional fees

•	Credit card and other commissions

•	Depreciation

5A.1n              Other Income, Net

The principal components of our other income, net, are:

•	Unwinding of trade receivables

•	Capital gain (loss) from sale of property and equipment

5A.1o              Finance Costs, Net

The principal components of our finance costs, net are:

•	Interest expenses

•	Net foreign exchange rate gains (losses)

•	Fair value loss from derivative financial instruments, net

•	Linkage expenses to CPI

The principal components of our finance income are:

•	Interest income from cash equivalents

5A.1p              Key Cellular Business Indicators (Operating Data)

Our primary key cellular business indicators are described below. These indicators are widely used in the cellular telephone service industry to evaluate performance.

•	Number of subscribers

•	Average monthly revenue per subscriber (ARPU)

•	Churn rate

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

5A.1q              Critical Accounting Estimates and Judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below. See also Note 4 to the consolidated financial statements.

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

The useful economic lives of the Company's assets are an estimate determined by management. The Group defines useful economic life of its assets in terms of the assets' expected utility to the Group. This estimation is based on assumptions of future changes in technology or changes in the Group's intended use of these assets, and experience of the Group with similar assets, and legal or contract periods where relevant. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at least annually.

(3)	Assessing the recoverable amount for impairment tests of assets with finite useful economic lives

The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. If indicators for impairment are identified, the Group estimates the assets' recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. The value-in-use calculations require management to make estimates of the projected future cash flows.  Determining the estimates of the future cash flows is based on management's past experience and best estimate for the economic conditions that will exist over the remaining useful economic life of the CGU.

During 2014 there were continued increases in the level of competition for cellular, fixed-line and data transmission services which put downward pressure on prices. No impairment charges were recognized in 2012, 2013 or 2014.  However, further increase in the level of competition that will continue to push downward prices may require the Group to perform further impairment tests of assets. Such impairment tests may lead to recording significant impairment charges, which could have a material negative impact on operating and net profit.

(4)	Assessing the recoverable amount of goodwill for annual impairment tests

The recoverable amount of CGUs to which goodwill has been allocated has been determined based on value-in-use calculations. For the purpose of the goodwill impairment tests as of December 31, 2012, 2013 and 2014 the recoverable amount was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rates do not exceed the long-term average growth rate of the fixed-line communications services business.

 No impairment charges were recognized in 2012, 2013 or 2014.

The key assumptions used in the December 31, 2014 test were as follows:

Terminal growth rate	(negative 0.2%)
After-tax discount rate	10.5%
Pre-tax discount rate	14.3%

The impairment test as of December 31, 2014 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities’ decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts.

Sensitivity Analysis:

The headroom of the fixed-line segment assets fair value over the book value as of December 31, 2012, 2013 and 2014 was approximately 13.6%, 9.5% and 15% respectively. Sensitivity analysis was performed for the recoverable amount as of December 31, 2014, for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 10.5% (9.45% to 11.55%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable minus 0.2% (minus 1.2% to 0.8%), assuming all other variables constant. Results showed that no impairment charge is required.

(5)	Assessing allowance for doubtful accounts

The allowance is established when there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, or delinquency or default in debtor payments are considered indicators that a trade receivable is impaired. The amount of the allowance is determined as a percentage of specific debts doubtful of collection, and taking into consideration the likelihood of recoverability of accounts receivable (including both post-paid services and equipment sales payments through installment plans) based on the age of the balances, the Group's historical write-off experience net of recoveries, changes in the credit worthiness of the Group's customers, and collection trends. The trade receivables are periodically reviewed for impairment.

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

5A.2                RESULTS OF CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2014 COMPARED TO THE YEAR ENDED DECEMBER 31, 2013

	New Israeli Shekels
	Year ended December 31, 2014
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	2,592	816		3,408
Inter-segment revenue - Services	26	188	(214)
Segment revenue - Equipment	938	54		992
Total revenues	3,556	1,058	(214)	4,400

Segment cost of revenues - Services	1,963	692		2,655
Inter-segment cost of revenues- Services	185	29	(214)
Segment cost of revenues - Equipment	727	37		764
Cost of revenues	2,875	758	(214)	3,419
Gross profit	681	300		981

Operating expenses	509	122		631
Other income, net	49	1		50
Operating profit	221	179		400
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	534	155		689
–Other	7	*		7
Adjusted EBITDA	762	334		1,096

Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				689
- Finance costs, net				159
- Other				7
Profit before income tax				241

* Representing an amount of less than 1 million.

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

* Representing an amount of less than 1 million.

Total Revenues. Total revenues in 2014 were NIS 4,400 million (US$ 1,131 million), a decrease of 3% from NIS 4,519 million in 2013.

Revenues from services. Annual service revenues totaled NIS 3,408 million (US$ 876 million) in 2014, decreasing by 10% from NIS 3,784 million in 2013.

Revenues from equipment. Equipment revenues in 2014 totaled NIS 992 million (US$ 255 million), an increase of 35% from NIS 735 million in 2013. The increase reflected both an increase in the number of devices sold (largely explained by a significant increase in the sales of tablets and by the launch during 2014 of sales of a variety of digital audio visual equipment including televisions, digital camera, games consoles and related equipment) and in the average price per device sold due to the change in product mix. (See also the comment regarding Gross profit from equipment sales below.)

Gross profit from service revenues. The gross profit from service revenues in 2014 was NIS 753 million (US$ 194 million), compared with NIS 967 million in 2013, a decrease of 22%.

Gross profit from equipment sales. The gross profit from equipment sales in 2014 was NIS 228 million (US$ 59 million), compared with NIS 42 million in 2013, an increase of 443%, reflecting both the relatively high profit margins of sales of devices other than cellular handsets, and the increase in the number of devices sold, as explained above.

A significant majority of sales of equipment were offered together with long term financing plans, whereby the customer pays for the equipment through monthly payments (generally over 12 to 36 months). However, we may, in the future, be required to restrict the use of long-term installment plans, due to their downward pressure on cash flow, which may reduce our sales and of equipment and the resulting profitability.  See "Item 5B Liquidity and Capital Resources" and "Item 5D.2 Outlook".

Operating expenses. Operating expenses (selling, marketing, general and administrative expenses) totaled NIS 631 million (US$ 162 million) in 2014, a decrease of 7% from 2013, the decrease largely a result of a decrease in payroll and related expenses, and in bad debt and allowance for doubtful account expenses. See also Note 20 to our consolidated financial statements.

Total operating expenses.Total operating expenses ("Opex", including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization) totaled NIS 2,590 million (US$ 666 million) in 2014, a decrease of 7% or NIS 201 million from 2013, largely a result of a decrease in payments to transmission, communication and content providers and the impact of efficiency measures undertaken, including the reduction in the Company workforce by approximately 20% on an average basis (average of workforce at beginning and end of year). Including depreciation and amortization expenses, Opex in 2014 decreased by 6% compared with 2013. See also Note 20 to our consolidated financial statements.

Operating profit. Operating profit for 2014 was NIS 400 million (US$ 103 million), a decrease of 2% compared with NIS 409 million in 2013.

Finance costs, net. Finance costs, net in 2014 were NIS 159 million (US$ 41 million), a decrease of 25%, compared with NIS 211 million in 2013. The decrease was mainly due both to a decrease in interest expenses resulting from the lower level of average debt, as well as lower CPI linkage expenses as a result of a decrease of 0.1% in the CPI level in 2014 compared with an increase of 1.9% in 2013. These effects were partially offset by the impact of losses from foreign exchange movements in 2014 compared with foreign exchange gains in 2013.  See also "Item 5B Liquidity and Capital Resources."

Profit before income tax. Profit before income taxes for 2014 was NIS 241 million (US$ 62 million), an increase of 22% from NIS 198 million in 2013.

Income taxes on profit. Income taxes on profit for 2014 were NIS 79 million (US$ 20 million), an increase of 25% from NIS 63 million in 2013.

The effective tax rate for 2014 was 33%, compared with 32% in 2013. The increase in the effective tax rate was mainly due to the increase in the statutory rate of corporate tax from 25% in 2013 to 26.5% in 2014.

See also Note 23 (b) to our consolidated financial statements.

Profit. Profit for 2014 was NIS 162 million (US$ 42 million), an increase of 20% compared with a profit of NIS 135 million in 2013.  Based on the weighted average number of shares outstanding during 2014, basic earnings per share or ADS, was NIS 1.04 (US$ 0.27), an increase of 20% compared to NIS 0.87 in 2013.

For information regarding potential downward impacts on profits in 2015, see "Item 5D.2 Outlook."

Adjusted EBITDA. Adjusted EBITDA in totaled NIS 1,096 million (US$ 282 million), a decrease of 2% from NIS 1,114 million in 2013.  As a percentage of total revenues, Adjusted EBITDA in 2014 was 25%, unchanged from 2013.

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

5A.2a              Cellular Services Business Segment

Total Revenues. Total revenues for the cellular segment in 2014 were NIS 3,556 million (US$ 914 million), a decrease of 1% from NIS 3,610 million in 2013.

Revenues from services. Service revenues for the cellular segment in 2014 were NIS 2,618 million (US$ 673 million), decreasing by 10% from NIS 2,907 million in 2013. The decrease was mainly a result of the price erosion of post-paid and pre-paid cellular services, following increased competition mainly due to the activity of new competitors (new operators and MVNOs), who significantly lowered the price of cellular packages offering unlimited amounts of voice minutes and SMS to extremely low levels (less than US$ 7 per month). As an illustration of the level and increase in competition in the cellular market, approximately 2.4 million cellular subscribers switched operators within the Israeli market (with number porting) in 2014, compared with approximately 1.8 million in 2013, an increase of over 30%.

Significant price erosion was also caused by the amount of cellular subscribers who moved between different rateplans or airtime packages (generally with a lower monthly fee) within the Company.  In 2014, cellular subscribers switched rateplans or packages over one million times (including subscribers who switched more than once) within the Company, an increase of over 50% in the number of switches compared with 2013.

The decrease also reflected the lower post-paid cellular subscriber base which was approximately 0.7% lower on an average basis (average of subscriber base at beginning and end of year) in 2014 compared with 2013, and the lower pre-paid cellular subscriber base which was approximately 10% lower on an average basis (average of subscriber base at beginning and end of year) in 2014 compared with 2013, as well as lower roaming services revenues, as a result of price erosion in roaming services.

The decrease in service revenues from our subscribers was partially offset by an increase in revenues from wholesale services provided to other operators hosted on the Company’s network, particularly as a result of the Right of Use agreement reached with Hot Mobile. See Item 5A.1g Right of Use Agreement with HOT Mobile."

Pre-paid cellular subscribers contributed service revenues in a total amount of approximately NIS 300 million (US$ 77 million) in 2014, a decrease of 17% from approximately NIS 360 million in 2013, as a result of the price erosion in pre-paid services and the decrease in the number of pre-paid subscribers who largely moved to post-paid subscriber packages as a result of the significant price erosion (and hence increasing attractiveness) in these products.

Revenues from equipment. Revenues from equipment sales for the cellular segment (including cellular handsets, WI-FI-only tablets, 3G/LTE tablets, laptops, datacards and modems, related equipment, car kits and accessories, and digital audio visual equipment) in 2014 totaled NIS 938 million (US$ 241 million), increasing by 33% from NIS 703 million in 2013. The increase reflected both an increase in the number of devices sold (largely explained by a significant increase in the sales of tablets and by the launch during 2014 of sales of a variety of digital audio visual equipment including televisions, digital camera, games consoles and related equipment) and in the average price per device sold due to the change in product mix. A significant majority of sales of equipment were offered together with long term financing plans, whereby the customer pays for the equipment through monthly payments (generally over 12 to 36 months).

Gross profit from equipment sales. The gross profit from equipment sales for the cellular segment in 2014 was NIS 211 million (US$ 54 million), compared with NIS 39 million in 2013, an increase of 441%, reflecting both the relatively high profit margins of sales of devices other than handsets and the increase in the number of devices sold, as explained above. See also "Item 5D.2 Outlook".

Cost of service revenues. The cost of service revenues (excluding inter-segment costs) decreased by 5% from NIS 2,070 million in 2013 to NIS 1,963 million (US$ 505 million) in 2014. As explained above, this largely reflected decreases in payments to transmission, communication and content providers (in part due to lower interconnect expenses following the reduction in the fixed line interconnect tariff by approximately 60% in December 2013) and a decrease in payroll and related expenses. See also Note 20 to our consolidated financial statements.

Operating expenses. Operating expenses (selling, marketing, general and administration expenses) for the cellular segment in 2014 amounted to NIS 509 million (US$ 131 million), decreasing by 6% from NIS 544 million in 2013. The decrease mainly reflected a decrease in payroll and related expenses, as well as decreases in bad debts and allowance for doubtful accounts expenses and marketing and advertising expenses, partially offset by higher selling commission, net, expenses, following the increase in the number of sales in 2014. See also Note 20 to our consolidated financial statements.

Total operating expenses. Total operating expenses for the cellular segment (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization expenses) totaled NIS 2,116 million (US$ 544 million) in 2014, a decrease of 5% or NIS 123 million from 2013, largely reflecting a decrease in payments to transmission, communication and content providers (in part due to lower interconnect expenses following the reduction in the fixed line interconnect tariff by approximately 60% in December 2013) and a decrease in payroll and related expenses. See also Note 20 to our consolidated financial statements.  Including depreciation and amortization expenses, operating expenses also decreased by 5%.

Operating profit. Overall, operating profit for the cellular segment in 2014 was NIS 221 million (US$ 57 million), decreasing by 6% compared with NIS 234 million in 2013, largely reflecting the impact of the decrease in service revenues, partially offset by the increase in gross profits from equipment sales and the reduction of operating expenses, as described above.

Adjusted EBITDA. Adjusted EBITDA for the cellular segment was NIS 762 million (US$ 196 million) in 2014, decreasing by 3% from NIS 784 million in 2013, for the same reasons as the decrease in operating profit. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2014 was 21%, compared with 22% in 2013.

5A.2b              Fixed-Line Services Business Segment

Total revenues. Total revenues in 2014 for the fixed-line segment were NIS 1,058 million (US$ 272 million), a decrease of 5% compared with NIS 1,117 million in 2013.

Revenues from services. Service revenues for the fixed-line segment totaled NIS 1,004 million (US$ 258 million) in 2014, a decrease of 7% compared with NIS 1,085 million in 2013. The decrease mainly reflected price erosion in fixed-line services including local fixed-lines, international calls and internet services. The price erosion resulted from increased competition in the various fixed-line and ISP markets and the market for international calls. The decrease also reflected lower interconnect revenues following the reduction in the fixed line interconnect tariff by approximately 60% in December 2013.

Revenues from equipment. Revenues from equipment sales for the fixed-line segment in 2014 totaled NIS 54 million (US$ 14 million), an increase of 69% compared with NIS 32 million in 2013. The increase mainly reflected the launch of sales of tablets to fixed-line business segment customers in 2014.

Gross profit from equipment sales. The gross profit from equipment sales for the fixed-line segment in 2014 was NIS 17 million (US$ 4 million), compared with NIS 3 million in 2013, an increase of 467%, again mainly reflecting the launch of sales of tablets to fixed-line business segment customers in 2014.

Cost of service revenues. The cost of service revenues (excluding inter-segment costs) for the fixed-line segment decreased by 7% from NIS 747 million in 2013, to NIS 692 million (US$ 178 million) in 2014. The decrease mainly reflected a decrease in payments to transmission, communication and content providers (in part due to lower interconnect expenses following the reduction in the fixed line interconnect tariff by approximately 60% in December 2013), a decrease in payroll and related expenses, and a decrease in payments to internet service providers (ISP).See also Note 20 to our consolidated financial statements.

Operating expenses. Operating expenses (selling, marketing, general and administration expenses) for the fixed-line segment in 2014 amounted to NIS 122 million (US$ 31 million), a decrease of 10% from NIS 135 million in 2013. The decrease mainly reflected a decrease in payroll and related expenses, as well as a decrease in bad debts and allowance for doubtful accounts expenses for the fixed-line segment. See also Note 20 to our consolidated financial statements.

Total operating expenses. Total operating expenses for the fixed-line segment (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization and impairment charges) totaled NIS 688 million (US$ 177 million) in 2014, a decrease of 9% or NIS 72 million from 2013. The decrease mainly reflected a decrease in payments to transmission, communication and content providers (in part due to lower interconnect expenses following the reduction in the fixed line interconnect tariff by approximately 60% in December 2013), a decrease in payroll and related expenses, and a decrease in payments to internet service providers (ISP). See also Note 20 to our consolidated financial statements. Including depreciation and amortization expenses, operating expenses decreased by 8%.

Operating profit. Operating profit for the fixed-line segment was NIS 179 million (US$ 46 million) in 2014, an increase of 2% compared to NIS 175 million in 2013. The increase in operating profit reflected the impact of the reduction in operating expenses and the increase in gross profit from equipment sales, which more than offset the decrease in service revenues.

Adjusted EBITDA. Adjusted EBITDA for the fixed-line segment increased by 1% from NIS 330 million in 2013 to NIS 334 million (US$ 86 million) in 2014, for the same reasons as the increase in operating profit. As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed-line segment in 2014 was 32%, compared with 30% in 2013.

5A.3                RESULTS OF CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2013, COMPARED TO THE YEAR ENDED DECEMBER 31, 2012

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

Total Revenues. Total revenues in 2013 were NIS 4,519 million, a decrease of 19% from NIS 5,572 million in 2012.

Revenues from services. Annual service revenues totaled NIS 3,784 million in 2013, decreasing by 18% from NIS 4,640 million in 2012.

Revenues from equipment. Equipment revenues in 2013 totaled NIS 735 million, a decrease of 21% compared with NIS 932 million in 2012. The decrease was due to a significant decrease in the number of sales of cellular devices, partially offset by an increase in the average sales price which largely reflected a higher proportion of sales of high end smartphones (in particular iPhones and Samsung Galaxy) and tablets.

Gross profit from equipment sales. The gross profit from equipment sales in 2013 was NIS 42 million, compared with NIS 113 million in 2012, a decrease of 63%, reflecting both the lower number of sales and lower profit margins following the heightened competition in the handset market from independent importers and distributors.

Total operating expenses. Total operating expenses ("Opex", including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization) totaled NIS 2,791 million in 2013, a decrease of 14% or NIS 471 million from 2012, largely reflecting the efficiency savings resulting from the reduction in the Company workforce by approximately one third on an average basis (average of workforce at beginning and end of year), as well as a decrease in transmission expenses, payments to content and communications providers, royalties to the State and other expenses. Including depreciation and amortization expenses, Opex in 2013 decreased by 13% compared with 2012. See also Note 20 to our consolidated financial statements.

Operating profit. Operating profit for 2013 was NIS 409 million, a decrease of 53% compared with NIS 865 million in 2012.

Finance costs, net. Finance costs, net in 2013 were NIS 211 million, a decrease of 10%, compared with NIS 234 million in 2012. The decrease was mainly due to a decrease in interest expenses resulting from the lower level of average debt, together with foreign exchange gains, partially offset by early loan repayment fines of NIS 17 million in 2013 and by higher CPI linkage expenses as a result of the larger increase in the CPI level in 2013 compared with 2012.

Profit before income tax. Profit before income taxes for 2013 was NIS 198 million, a decrease of 69% from NIS 631 million in 2012.

Income taxes on profit. Income taxes on profit for 2013 were NIS 63 million, a decrease of 59% from NIS 153 million in 2012.

The effective tax rate for 2013 was 32%, compared with 24% in 2012. The increase in the effective tax rate was mainly due to the higher percentage of unrecognized expenses than in last year, due to the decline in profit before tax.

See also Note 23 (b) to our consolidated financial statements.

Profit. Profit for 2013 was NIS 135 million, a decrease of 72% compared with 2012.  Based on the weighted average number of shares outstanding during 2013, basic earnings per share or ADS, was NIS 0.87, a decrease of 72% compared to NIS 3.07 in 2012.

Adjusted EBITDA. Adjusted EBITDA in 2013 totaled NIS 1,114 million, a decrease of 30% from NIS 1,602 million in 2012.  As a percentage of total revenues, Adjusted EBITDA in 2013 was 25%, compared with 29% in 2012.

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

5A.3a              Cellular Services Business Segment

Total Revenues. Total revenues for the cellular segment in 2013 were NIS 3,610 million, a decrease of 20% from NIS 4,488 million in 2012.

Revenues from services. Service revenues for the cellular segment in 2013 were NIS 2,907 million, decreasing by 19% from NIS 3,592 million in 2012. The decrease was mainly a result of the price erosion of Post-Paid and Pre-Paid cellular services, following increased competition due to the activity of new competitors (new operators and MVNOs), and the transfer of existing customers to "unlimited plans" since May 2012. The decrease also reflected the lower Post-Paid cellular subscriber base which was approximately 3.5% lower on an average basis (average of subscriber base at beginning and end of year) in 2013 compared with 2012, as well as lower roaming services revenues, as a result of price erosion in roaming services.

Pre-paid cellular subscribers contributed service revenues in a total amount of approximately NIS 360 million in 2013, a decrease of 24% from approximately NIS 475 million in 2012, as a result of the price erosion in pre-paid services and the decrease in the number of pre-paid subscribers.

Revenues from equipment. Revenues from cellular equipment sales in 2013 totaled NIS 703 million, decreasing by 22% from NIS 896 million in 2012. The decrease was due to a significant decrease in the number of sales of cellular devices, partially offset by an increase in the average sales price which largely reflected a higher proportion of sales of high end smartphones (in particular iPhones and Samsung Galaxy) and tablets.

Gross profit from equipment sales. The gross profit from cellular equipment sales in 2013 was NIS 39 million, compared with NIS 109 million in 2012, a decrease of 64%, reflecting both the lower number of sales and lower profit margins following the heightened competition in the handset market from independent importers and distributors.

Cost of service revenues. The cost of service revenues (excluding inter-segment costs) decreased by 12% from NIS 2,351 million in 2012 to NIS 2,070 million in 2013, largely as a result of the decrease in salaries and related expenses as well as decreases in payments to content providers, royalty expenses due to the State (as a result of the royalty rate of 0% for 2013 compared with 1.3% for 2012), and the cost of handling, replacing or repairing handsets. See also Note 20 to our consolidated financial statements.

Operating expenses. Operating expenses (selling, marketing, general and administration expenses) for the cellular segment in 2013 amounted to NIS 544 million, decreasing by 7% from NIS 584 million in 2012. The decrease mainly reflected decreases in salaries and related expenses, as well as decreases in credit card and other commissions and in marketing and advertising expenses. See also Note 20 to our consolidated financial statements.

Total operating expenses. Total operating expenses for the cellular segment (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization expenses) totaled NIS 2,239 million in 2013, a decrease of 10% or NIS 258 million from 2012, largely reflecting the efficiency savings resulting from the reduction in the salaries and related workforce expenses, as well as a decrease in payments to content and communications providers, royalty expenses due to the State and in the cost of handling, replacing or repairing handsets.  See also Note 20 to our consolidated financial statements.  Including depreciation and amortization expenses, operating expenses decreased by 11%.

Operating profit. Overall, operating profit for the cellular segment in 2013 was NIS 234 million, decreasing by 68% compared with NIS 742 million in 2012, largely reflecting the impact of the decrease in service revenues, partially offset by the reduction of operating expenses, as described above.

Adjusted EBITDA. Adjusted EBITDA for the cellular segment was NIS 784 million in 2013, decreasing by 40% from NIS 1,314 million in 2012, largely reflecting the impact of the decrease in service revenues, partially offset by the reduction of operating expenses, as described above. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2013 was 22%, compared with 29% in 2012.

5A.3b                  Fixed-Line Services Business Segment

Total revenues, Total revenues in 2013 for the fixed-line segment were NIS 1,117 million, a decrease of 10% compared with NIS 1,246 million in 2012.

Revenues from services. Service revenues for the fixed-line segment totaled NIS 1,085 million in 2013, a decrease of 10% compared with NIS 1,210 million in 2012. The decrease mainly reflected price erosion in fixed-line services including local fixed-lines, international calls and internet services. The price erosion resulted from increased competition in the various fixed-line markets, arising from in the popularity of bundles that include cellular services together with fixed-line services at heavily discounted prices, and the increasingly competitive market for international calls.

Revenues from equipment. Revenues from equipment sales in the fixed-line segment in 2013 totaled NIS 32 million, compared with NIS 36 million in 2012.

Cost of service revenues. The cost of service revenues (excluding inter-segment costs) for the fixed-line segment decreased by 13% from NIS 861 million in 2012, to NIS 747 million in 2013. The decrease was largely due to lower salaries and related workforce expenses, as well as decreases in transmission costs, network maintenance expenses and in payments to internet service providers (ISP). See also Note 20 to our consolidated financial statements.

Operating expenses. Operating expense (selling, marketing, general and administration expenses) for the fixed-line segment in 2013 amounted to NIS 135 million, a decrease of 33% from NIS 203 million in 2012. This mainly reflected lower salaries and related workforce expenses, as well as a decrease in operating lease, rent and overhead expenses and in marketing and advertising expenses. See also Note 20 to our consolidated financial statements.

Total operating expenses. Total operating expenses for the fixed-line segment (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization and impairment charges) totaled NIS 760 million in 2013, a decrease of 18% or NIS 167 million from 2012. The decrease largely reflected the efficiency savings resulting from the reduction in salaries and related workforce expenses, as well as a decrease in transmission costs, network maintenance expenses and in payments to internet service providers (ISP). See also Note 20 to our consolidated financial statements. Including depreciation and amortization expenses, operating expenses decreased by 16%.

Operating profit. Operating profit for the fixed-line segment was NIS 175 million in 2013, an increase of 42% compared to NIS 123 million in 2012. The increase in operating profit reflected the impact of the efficiency measures which reduced operating expenses over the period, partially offset by the decrease in service revenues.

Adjusted EBITDA. Adjusted EBITDA for the fixed-line segment increased by 15% from NIS 288 million in 2012 to NIS 330 million in 2013, reflecting the reduction of operating expenses partially offset by the decrease in service revenues. As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed-line segment in 2013 was 30%, compared with 23% in 2012.

5A.4                SEASONALITY

Our service revenues and profitability show some seasonal trends over the year, but the overall impact is not material. For cellular subscribers in plans which charge according to usage, airtime minutes and consequently airtime revenues are affected by the number of monthly work days and daylight hours in the day, which varies throughout the year. In addition, airtime revenues for such subscribers are lower in February, which is a shorter than average month. However, due to the increased penetration of bundled plans which offer unlimited or fixed amounts of airtime and SMS usage, the impact of such effects has significantly decreased over the last two years. In addition, revenues from roaming services tend to fluctuate according to the timing of the Jewish holiday periods and season, with higher revenues generally recorded in the summer months as a result of roaming charges from increased travel abroad by subscribers and from foreign roamers using our network. There is no assurance that these trends will continue in the future.

	Three months ended
NIS in millions	March 31	June 30	Sept. 30	Dec. 31

Service Revenues

2012	1,241	1,213	1,150	1,036
2013	961	950	951	922
2014	876	862	862	808

5A.5                 IMPACT OF EXCHANGE RATE FLUCTUATIONS AND INFLATION

Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, in recent years, between one fifth and one quarter of our operating expenses (excluding depreciation), including a substantial majority of our handset purchases, were linked to non-NIS currencies, mainly the US dollar. These expenses related principally to the acquisition of handsets, where the price paid by us is based mainly on US dollars. In addition, a substantial amount of our capital expenditures (including with respect to our networks) are incurred in, or linked to, non-NIS currencies, mainly the US dollar. See “ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK”.

Our Notes payable series B, C and our bank borrowings in a total principal amount of NIS 1,675 million as of December 31, 2014, are currently in NIS and are linked to the CPI. If the CPI increases, we may not be permitted to raise our tariffs in a manner that would fully compensate for any increase in our finance expenses. In 2014, the CPI decreased 0.1%, incurring expenses of NIS 3 million in our finance costs, net, compared to a CPI increase of 1.9% in 2013, which incurred finance expenses of NIS 46 million. The CPI for each month is published on the 15th day of the following month; references above to the annual change in CPI for a given year is the change from the CPI published on the 15th day of December of the preceding year to the CPI published on the 15th day of December of the relevant year, which for the purposes of this annual report, covers the twelve months beginning January 1 through December 31 of the relevant year.

5B.          Liquidity and Capital Resources

The discussion below first describes our financial indebtedness (Notes payable, long-term bank loans and total financial debt) and capital expenditures, then our dividend payments, and finally our main sources of liquidity.

5B.1                NOTES PAYABLE

The notes payable are unsecured non-convertible and listed for trade on the TASE.

The notes payable have been rated ilAA-, on a local scale, by Standard & Poor’s Maalot.

Members of our Board of Directors and senior management may have purchased a portion of the various Series Notes through stock exchange transactions.

The table below sets forth the composition and terms of the notes paybles issued by the Company and outstanding at December 31, 2014:

	Linkage terms (principal and interest)	Annual interest rate	Interest payment terms	Original issuance date
Notes payable series B	CPI	3.4% CPI adj.	Semi-annual	November 2009
Notes payable series C	CPI	3.35% CPI adj.	Semi-annual	April 2010
Notes payable series D		'Makam'(*) plus 1.2%	Quarterly	April 2010
Notes payable series E		5.5% fixed	Semi-annual	April 2010

(*)  'Makam' is a variable interest that is based on the yield of 12 month government bonds issued by the government of Israel. The interest is updated on a quarterly basis. The interest rates paid (in annual terms, and including the additional interest of 1.2%) during 2014 are set forth in the table below:

Period	Interest rate
October 1, 2014 to December 30, 2014	1.42%
July 1, 2014 to September 30, 2014	1.88%
March 31, 2014 to June 30, 2014	1.86%
December 31, 2013 to March 30, 2014	2.13%

The table below sets forth the payments of principal to be made on our notes payable at December 31, 2014 (for payments including interest payments see Item "5F Aggregate Contractual Obligations"):

	2015	2016	2017	2018 to 2019	2020 to 2021	Total undiscounted	Less offering expenses and discounts	Total discounted
	New Israeli Shekels in millions
Notes payable series B (*)	122	122				244	(1)	243
Notes payable series C (*)		234	234	234		702	(1)	701
Notes payable series D			109	218	219	546	(4)	542
Notes payable series E	187	187	187			561	(5)	556
	309	543	530	452	219	2,053	(11)	2,042

(*) Linked to the CPI as of December 31, 2014.

5B.2                    LONG-TERM BANK LOANS

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

The Israeli Prime interest rate is determined by the Bank of Israel and updated on a monthly basis. The Israeli Prime interest rate as of December 31, 2013 and 2014 was 2.5% and 1.75% per year, respectively.

Bank borrowings as of December 31, 2014 are set forth below:

	Linkage terms (principal and interest)	Annual interest rate	Interest payment terms	Original reception date
Borrowing A	CPI	2.75% CPI adj.	Semi-annual	November 2010
Borrowing C		5.7% fixed	Annual	June 2010
Borrowing D		5.7% fixed	Annual	June 2010
Borrowing E		Prime minus 0.025%	Quarterly	May 2011
Borrowing F	CPI	3.42% CPI adj.	Quarterly	April 2011
Borrowing G		3.08% fixed	Quarterly	November 2014
Borrowing H		2.93% fixed	Quarterly	November 2014

The table below sets forth the payments of principal to be made on our bank borrowings, as of December 31, 2014 (for payments including interest payments see Item "5F Aggregate Contractual Obligations"):

	2016	2017	2018 to 2019	2020 to 2021	2022	Total
	New Israeli Shekels in millions
Bank borrowing A (*)	177	177	178			532
Bank borrowing C			50	25		75
Bank borrowing D			50	25		75
Bank borrowing E			152			152
Bank borrowing F (*)			199			199
Bank borrowing G			40	40	20	100
Bank borrowing H			40	40	20	100
	177	177	709	130	40	1,233

(*) Linked to the CPI as of December 31, 2014

Principal prepayments made during 2014 and early 2015:

Borrowing D: During April 2014, the Company prepaid a portion of the principal outstanding of the loan in the amount of NIS 100 million which were due originally in four equal annual payments from June 9, 2014 to June 9, 2017.

Borrowing A: During January 2015, the Company prepaid a portion of the principal outstanding of the loan in the amount of NIS 177 million which was due originally in December 2016 and paid a prepayment fee of NIS 6 million due to the prepayment.

The Company paid prepayment fees in 2013 and 2014 in a total amount of NIS 17 million and NIS 6 million, respectively. The fees were recorded in interest costs.

New borrowings received during 2014:

Borrowing G: On November 24, 2014, the Company received a long-term loan from a leading Israeli commercial bank in the principal amount of NIS 100 million for a period of 8 years, bearing an annual fixed interest at the rate of 3.08%. The principal is payable in 20 equal quarterly installments commencing in February 2018. The interest is payable on a quarterly basis.

Borrowing H: On November 24, 2014, the Company received a long-term loan from a leading Israeli commercial bank in the principal amount of NIS 100 million for a period of 8 years, bearing an annual fixed interest at the rate of 2.93%. The principal is payable in 20 equal quarterly installments commencing in February 2018. The interest is payable on a quarterly basis.

New borrowing received in 2015 (subsequent to balance sheet date):

Borrowing I: On January 14, 2015, the Company received a long-term loan from a leading Israeli commercial bank in the principal amount of NIS 120 million for a period of 6 years, bearing an annual fixed interest at the rate of 3.17%. The principal is payable in 12 equal installments commencing in April 2018. The interest is payable on a quarterly basis.

Borrowing J: On January 14, 2015, the Company received a long-term loan from a leading Israeli commercial bank in the principal amount of NIS 80 million for a period of 6 years, bearing an annual fixed interest at the rate of 2.75%. The principal is payable in 22 equal installments commencing in October 2015. The interest is payable on a quarterly basis.

Off balance sheet deferred loan commitments in favor of the Company:

On May 27, 2014, the Company engaged in a loan agreement with a group of institutional corporations ("Lenders"), according to which on December 28, 2016 the Lenders will provide the Company a loan in the principal amount of NIS 250 million. The loan will bear unlinked interest at the rate of 4.95% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2017.

On November 27, 2014, the Company engaged in a loan agreement with a group of institutional corporations ("Lenders"), according to which on December 26, 2017 the Lenders will provide the Company a loan in the principal amount of NIS 100 million. The loan will bear unlinked interest at the rate of 4.44% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2018.

On November 30, 2014, the Company engaged in a loan agreement with a group of institutional corporations ("Lenders"), according to which on December 26, 2017 the Lenders will provide the Company a loan in the principal amount of NIS 100 million. The loan will bear unlinked interest at the rate of 4.34% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2018.

All of the off-balance sheet deferred loan commitments include provisions which allow the lenders to not provide the loans should any of the events of default defined for our existing loans occur prior to the date for providing the deferred loans. These events of default include a material adverse change in the Company's business and non-compliance with the financial covenants set forth below, as well as other customary terms. See "Item 3D.2b Our level of indebtedness could adversely affect our business, profits and liquidity. Furthermore, the continued decline in cash flow and difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness".

Financial covenants. The terms of bank loans require the Company to comply with financial covenants on a consolidated basis. The main provisions are the following two ratios:

(1)
The ratio of (a) the amount of all financial obligations of the Company including bank guarantees that the Company has undertaken (“Total Debt”) to (b) EBITDA less Capital Expenditures shall not exceed 6.5 (the ratio as of December 31, 2013 and 2014, was 5.2 and 5.1, respectively); and

(2)	The ratio of (a) Total Debt to (b) the EBITDA of the Company shall not exceed 4 (the ratio as of December 31, 2013 and 2014, was 3.2 and 3.1, respectively).

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

The covenants are measured every six months on an annualized basis of twelve months and are based on the financial results for the preceding period of twelve months. At December 31, 2013 and 2014, the Company was in compliance with all covenants stipulated for the years then ended, respectively.

The existing bank loan agreements allow the lenders to demand an immediate repayment of the loans in certain events (events of default), including, among others, a material adverse change in the Company's business and non-compliance with the above mentioned financial covenants.

Negative pledge. The Company provided a negative pledge undertaking (i.e., not to pledge any of its assets to a third party), except for a number of exceptions that were agreed upon, including pledges (other than by way of floating charge) in favor of a third party over specific assets or rights of the Company securing obligations no greater than NIS 100 million in aggregate.

5B.3                TOTAL NET FINANCIAL DEBT

At December 31, 2014, total net financial debt (the sum total of current notes payable (NIS 309 million) and non-current borrowings and notes payable (NIS 2,966 million) less cash and cash equivalents (NIS 663 million)) amounted to NIS 2,612 million, compared to NIS 3,000 million (the sum total of current borrowings and notes payable (NIS 334 million) and non-current borrowings and notes payable (NIS 3,147 million) less cash and cash equivalents (NIS 481 million)) at December 31, 2013. The decrease in net financial debt compared with 2013 principally reflected the free cash flow (cash flows from operating activities before interest payments, net of cash flows used for investment activities) generated during 2014. The decrease in financial debt compared with 2013 also reflected prepayment of bank borrowings and the scheduled repayment of notes payable during 2014. See Note 14 to the consolidated financial statements (see also “Item 5B.2 Long-term Bank Loans and Credit Facilities” above).

At December 31, 2014, the current portion of our total financial debt (including future interest payments during 2015) amounted to NIS 419 million, as compared to NIS 463 million at December 31, 2013, and was composed of the amounts set forth in the table below. We intend to fund the repayment of the current portion of our Notes payable in 2015, bank loans and interest through available cash or operational cash flow, new bank loans, the issuance or sale of corporate notes, or a combination of one or more of these resources.

Current Portion Payable in 2015 as of December 31, 2014	NIS in millions

Principal on notes payable	309

Accrued interest on notes payables	71
Accrued interest on long term bank loans	39
Total	419

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

Our capital expenditures represent additions to property and equipment and computer software. In the year ended December 31, 2012, 2013 and 2014, our capital expenditures amounted to approximately NIS 558 million, NIS 413 million and NIS 429 million, respectively, and were principally related to our cellular network.

At December 31, 2014, our capital expenditure commitments totaled NIS 23 million. For further information regarding our capital expenditure commitments at December 31, 2014, see “Item 5F Aggregate Contractual Obligations”.

Dividend payments. For the year ending December 31, 2014, the Company did not distribute any dividends.

5B.4                MAIN SOURCES OF LIQUIDITY

•	Cash on hand;

•	Operating cash flows, net of cash flow used for investing activities

•	Off balance sheet loan commitments.

Cash on hand. At December 31, 2014, we had NIS 663 million in cash on hand, compared to NIS 481 million at December 31, 2013.

Operating cash flows. Cash generated from operations decreased by 38% from NIS 1,539 million in 2013 to NIS 951 million (US$ 224 million) in 2014. The free cash flow for 2014 was NIS 520 million compared to NIS 1,041 million for 2013, representing a decline of 50%. These decreases were mainly explained by an increase in operating working capital. Operating working capital rose by NIS 46 million in 2014 compared with a decrease of NIS 463 million in 2013. The rise in working capital primarily reflected the expansion of trade receivables, which resulted from the sharp upturn during 2014 in equipment sales using long-term payment plans. By deferring the cash in-flow from sales, the long-term payment plans had a negative effect on cash flow, which more than offset the payments still being received from customers who purchased equipment in long term plans during previous periods.

The need to service our existing debt may in the future restrict our ability to continue absorbing the negative effect on cash flow of equipment sales through long-term installment plans. We may therefore be obliged to curtail the use of long-term payment plans for customers purchasing equipment, which would negatively impact one of the key current drivers of equipment sales and total Company profits.

Existing credit facilities. During 2014 and at December 31, 2014, we do not have any active credit facilities.

Off balance sheet loan commitments. On May 27, 2014, the Company engaged in a loan agreement with a group of institutional corporations ("Lenders"), according to which on December 28, 2016, the Lenders will provide the Company a loan in the principal amount of NIS 250 million. The loan will bear unlinked interest at the rate of 4.95% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2017.  On November 27, 2014, the Company engaged in a loan agreement with a group of institutional corporations ("Lenders"), according to which on December 26, 2017 the Lenders will provide the Company a loan in the principal amount of NIS 100 million. The loan will bear unlinked interest at the rate of 4.44% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2018.  On November 30, 2014, the Company engaged in a loan agreement with a group of institutional corporations ("Lenders"), according to which on December 26, 2017 the Lenders will provide the Company a loan in the principal amount of NIS 100 million. The loan will bear unlinked interest at the rate of 4.34% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2018.

We believe that funds from our operations, together with our cash on hand, will provide us with enough liquidity and resources to fund our expected capital expenditure needs, payment of amounts due on our notes, as well as under our financing agreements, our license payments and our other material commitments, at least for the next 12 months. However, the actual amount and timing of our future requirements may differ materially from our estimates. In addition, the need to service our existing debt may in the future restrict our ability to continue selling equipment through long-term installment plans, as a result of such plans’ negative impact on cash flow.  We may thus be required to curtail the use of such plans in order to maintain sufficient cash to meet anticipated financial needs and obligations.  See "Item 5D.2 Outlook".

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

5D.2                Outlook

In 2014, the intensity in competition in the Israeli telecommunications market further strengthened and was reflected in substantial price erosion in the market, resulting in a significant negative impact on the Company’s business results. In 2014, the Company experienced a material decrease in service revenues due to the continued price erosion, which is expected to continue in the coming quarters of 2015. Furthermore, the trends of eroding profitability and an increasing level of working capital which had an adverse effect on our cash flow during 2014 have continued during the first half of the first quarter of 2015. Should these trends continue, they will have an adverse impact on the Company's profitability and cash flow in 2015.

Depending on regulatory and other developments in the market, our operating results may continue to decline in 2015 and beyond, which may adversely affect our financial condition.  See also "Item 3D.2a As a result of substantial and continuing changes in our regulatory and business environment, our operating results have decreased significantly in the past four years. Our operating results may continue to decline in 2015 and beyond, which may adversely affect our financial condition.

In order to mitigate the impact of the competition on the price erosion and decrease in service revenues, the Company continued to adjust its cost structure and to implement operational efficiency measures through 2014, which was reflected in a decrease in operating expenses (including cost of service revenues and selling, marketing and administrative expenses, and excluding depreciation and amortization expenses) of NIS 201 million in 2014 compared with 2013.  Whilst the Company continues in its efforts to adjust its cost structure and implement further operational efficiency measures, the opportunities available to the Company to reduce operating expenses are diminishing, and therefore operating expenses are not expected to decrease in 2015 to the same extent as in 2014.

Regarding operating cash flows, the continuation of the trend of increasing trade receivables due to the increase in equipment sales through monthly installment plans is expected to continue in the coming quarters of 2015. Should equipment sales continue at the same level, and with the same financing terms as in 2014 throughout the coming year, trade receiveables are expected to increase during the coming year. This is explained by the fact that payments to equipment vendors would be higher than the operating cash flow payments from customers who have purchased equipment through long term financing plans. In light of such plans’ net downward effect on current cash flow, as well as the Company’s need for cash to service substantial existing debt, we may be required to curtail the use of long-term financing plans to promote equipment sales, thereby limiting our ability to continue benefiting from one of the key current drivers of total Company profits.  If the level of equipment sales and profits decline as a result, and there is a further decline in profits from telecommunications services, total Company profits will not reach the levels recorded for 2014.

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

5E.           Off-Balance Sheet Arrangements

As of December 31, 2014, the Company provided bank guarantees in a total amount of NIS 129 million. For further details see Note 16 (7) to the consolidated financial statements.

During 2014, the Company engaged in several future loan agreements with a group of institutional corporations according to which the lenders will provide the Company with loans in the amount of NIS 250 million on December 2016, and loans in the amount of NIS 200 million on December 2017. See "5B.2 Long-term Bank Loans".

Other than the aforementioned guarantees and deferred loans, there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. See also “Item 5F Aggregate Contractual Obligations".

5F.           Aggregate Contractual Obligations

Set forth below are our contractual obligations and other commercial commitments as of December 31, 2014:

	Payments due by period (NIS in millions)
Contractual Obligations	Total	2015	2016-2017	2018-2019	2020 and thereafter

Notes Series B*	256	130	126	-	-
Notes Series C*	774	24	508	242	-
Notes Series D*	586	8	125	229	224
Notes Series E*	623	218	405		-
Long term bank borrowings*	1,398	39	427	753	179

Operating Leases	1,123	226	377	231	289
Trade payables	804	804	-	-	-
Payables in respect of employees	81	81	-	-	-
Other payables	36	36	-	-	-
Contribution to defined benefit plan	15	15	-	-	-
Commitments to pay for inventory purchases	554	554	-	-	-
Commitments to pay for property, equipment purchases and software elements purchases (capital expenditures)	23	23	-	-	-
Commitments to pay for rights of use	322	27	92	102	101
Commitments to pay for transmission services (See note 16(6) to the consolidated financial statements)	140	69	71	-	-

Total Contractual Cash Obligations	6,735	2,254	2,131	1,557	793

* The table above includes expected payments of interest on our long-term debt (borrowings and notes payable).

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.          Directors and Senior Management

6A.1                DIRECTORS

Below is a list of the directors of the Company as of the date of filing of this annual report.

Name of Director	Age	Position

Adam Chesnoff*	49	Chairman of the Board of Directors
Elon Shalev*	63	Vice-Chairman of the Board of Directors
Dr. Michael J. Anghel (1)(2)(3)(4)	76	Director
Barry Ben Zeev (1)(2)(3)(4)	63	Director
Fred Gluckman*	44	Director
Sumeet Jaisinghani*	30	Director
Osnat Ronen (5) (6)	52	Director
Yoav Rubinstein*	41	Director
Arieh Saban*	68	Director
Arik Steinberg (1)(2)(4)	50	Director
Ori Yaron*	49	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	External Director under the Israeli Companies Law. (See "Item 6C Board Practices")

(4)	Independent Director under NASDAQ rules and under the Israeli Companies Law.

(5)	Independent Director under NASDAQ rules

(6)	Appointed by the Israeli founding shareholders

* Nominated by S.B. Israel Telecom

Adam Chesnoff was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Chairman of the Board of Directors on November 20, 2013. Mr. Chesnoff serves as the President and Chief Operating Officer of Saban Capital Group, Inc., responsible for overseeing its investment and business activities, including private equity and public market investments. Mr. Chesnoff is a member of the Board of Directors of Univision Communications Inc., the largest Spanish-language media company in the United States; a member of the Board of Directors of Celestial Tiger Entertainment Ltd., an owner and operator of pay television channels across Asia. Mr. Chesnoff is also a member of the Board of Commissioners of MNC Ltd., an Indonesian media company, and of MNC Sky Vision Ltd., Indonesia’s largest pay television operator. In addition, Mr. Chesnoff served as Vice-Chairman of the Board of Directors of ProSiebenSat.1 Media AG from 2003 until 2007. From 2005 to 2010, Mr. Chesnoff served on the Board of Directors of Bezeq Israel Telecommunication Company Ltd. Mr. Chesnoff holds a B.A in economics and management from Tel-Aviv University and an M.B.A from UCLA’s Anderson School of Business.

Elon Shalev was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Vice Chairman of the Board of Directors on November 20, 2013. Mr. Shalev serves as  Chairman of the Board of Directors of SHL Telemedicine Ltd. and as a senior advisor to Saban Capital Group, Inc. Mr. Shalev was the founder of Channel 2 news and during 1993-1995 served as its Chief Executive Officer. From 1996-1999, he served as Editor in Chief of “Yediot Aharonot”, and from 2000-2001 he served as Executive Vice President of Discount Investment Corporation Ltd. of the IDB group. Mr. Shalev served in the past on the Board of Directors of Bezeq Israel Telecommunication Company Ltd., DBS Satellite Services (1998) Ltd. (Yes) and Bezeq International Company Ltd. Mr. Shalev holds a B.A. degree in political science from Tel Aviv University.

Dr. Michael J. Anghel was appointed to the Board of Directors of Partner in March 2006. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom In 1999 he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank. He has been involved in various technology enterprises and has served on the Board of Directors of various major Israeli corporations and financial institutions including Elron, Elbit, Nice, Gilat, American Israeli Paper Mills, Maalot (the Israeli affiliate of Standard and Poor’s) and Hapoalim Capital Markets. He currently serves on the Board of Directors of Syneron Medical Ltd., Evogene Ltd., Dan Hotels Ltd, Orbotech Ltd., BiolineRx Ltd. and the Strauss-Group Ltd. Until recently he was the Chairman of the Center for Educational Technology. Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. in economics from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. in finance both from Columbia University in New York.

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

Fred Gluckman was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Gluckman serves as the Chief Financial Officer of Saban Capital Group, Inc. ("SCG"). In this position, Mr. Gluckman is responsible for all financial, accounting and tax functions of the firm, and has been an active member of the firm’s investment team since joining the firm in 2003. Mr. Gluckman is a member of the Board of Directors of Celestial Tiger Entertainment and serves on its Audit Committee. Mr. Gluckman’s experience, prior to joining SCG, includes international and domestic advisory work in the London and Southern California practices of Deloitte. Mr. Gluckman is actively engaged in the community, serving on multiple boards of national and local charitable organizations including on the National board of the Friends of the IDF. Mr. Gluckman is a CPA and holds a B.S. in economics from Wharton Business School and studied at the Hebrew University in Jerusalem.

Sumeet Jaisinghani was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Jaisinghani is a Managing Director of Saban Capital Group, Inc. ("SCG"), is responsible for SCG's principal investment activities in Asia and is head of SCG's Singapore office. In addition to being on the Board of Directors of Partner, Mr. Jaisinghani is a member of the Board of Directors of Celestial Tiger Entertainment (CTE) and an observer on the Board of Directors of Taomee. Mr. Jaisinghani played a key role in SCG’s investments in Partner, Media Nusantara Citra, Global Mediacom, CTE and Taomee. Mr. Jaisinghani was also involved with SCG’s controlling investment in Bezeq Telecommunications Company Ltd. until its sale in April 2010. Prior to joining SCG, Mr. Jaisinghani worked as an investment banker in the Mergers & Acquisitions Group of J.P. Morgan in New York. Mr. Jaisinghani holds a B.S. in finance and management, with high distinction, from Indiana University’s Kelley School of Business.

Ms. Osnat Ronen was appointed to the Board of Directors of Partner on December 8, 2009. Ms. Ronen served as a General Partner of Viola Private Equity from January 2008 until March 2013. From 2001 until 2007, Ms. Ronen was the Deputy Chief Executive Officer of Leumi Partners Ltd., the investment banking services arm of the Leumi Group, where she was responsible for the Group’s Private Equity portfolio. Between 2004 and 2007, Ms. Ronen led the strategic planning, deployment and execution of the Bachar Reform, one of Israel’s largest financial reforms, at Leumi Group. As part of the implementation, Ms. Ronen managed the sale of Leumi’s holdings in mutual, provident and training funds. Prior to these positions, Ms. Ronen served as Deputy Head of the Subsidiaries Division of the Leumi Group from 1999 until 2001. Ms. Ronen serves on the Board of Directors of Mizrahi-Tefahot Bank Ltd., Fox-Wizel Ltd. and The College Of Management and also serves as an advisor to Liquidnet, Inc. and leads its activity in Israel. Ms. Ronen served on the Board of Directors of several companies including: the Paz Group, Super-Pharm, Direct-I.D.I. Insurance Company Ltd., Tene- PE Fund, Keshet Broadcasting, Leumi Card Ltd., Visa CAL, Leumi & Co. Investment House, Psagot Mutual Funds, Arab Israeli Bank, Orad Hi-tech Ltd., Amiad Filtration Systems Ltd., Aeronautics Ltd., Degania Medical Ltd., Matomy Media Group Ltd. and Leumi Mortgage Bank. Ms. Ronen holds a B.Sc. in mathematics and computer science and an M.B.A., both from Tel Aviv University.

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

Arik (Arie) Steinberg was appointed to the Board of Directors of Partner in January 2012. Mr. Steinberg served from 2006-2010 as Chairman of the Board of Directors of Psagot Investment House, Ltd., as well as other companies in the Psagot Group, leading and overseeing the business strategies of the Psagot Group. Mr. Steinberg served as Chairman on behalf of York Capital. In addition, he served on the Board of Directors of the Tel-Aviv Stock Exchange. Mr. Steinberg also served between 1999-2003 as Chief Executive Officer of Ilanot Batucha Investment House, as well as a director of Maalot (the Israeli affiliate of Standard and Poor’s).Prior to that, Mr. Steinberg served as Managing Director of Etgar- Portfolio Management Trust Co. owned by Bank Mizrahi. Mr. Steinberg serves on the Board of Directors of Leumi Partners Ltd. Mr. Steinberg studied economics at Tel-Aviv University.

Ori Yaron was appointed to the Board of Directors of Partner in May 2014. Mr. Yaron practices law and manages Ilan Yaron Law Offices that specializes in the areas of insurance and torts. Mr. Yaron is a member of the Board of Directors of the Geophysics Institute and served from 2006 until 2007 as a member of the Board of Directors of Mekorot Development & Enterprise and from 2011 until 2014 as a member of the Board of Directors of Hozei Israel Ltd. Mr. Yaron holds a B.A. in economics and an LL.B. both from Tel-Aviv University and is a member of the Israeli Bar Association.

6A.2                SENIOR MANAGEMENT

Below is a list of the Senior Management of the Company as of the date of filing of this annual report:

Name of Officer	Age	Position

Haim Romano	60	Chief Executive Officer
Itzik Benbenishti	50	Deputy Chief Executive Officer
Ziv Leitman	56	Chief Financial Officer
Roly Klinger1	55	Vice President, Legal & Regulatory Affairs, Business Development and Corporate Secretary
Einat Rom	49	Vice President, Human Resources & Administration
Menahem Tirosh	63	Chief Operating Officer
Guy Emodi	51	Vice President, Economics & Planning, Corporate Strategy and Operator Relations
Ronit Rubin2	50	Vice President, Business Customer Division
Zvika Shenfeld	42	Vice President, Retail Division
Atara Litvak Shacham	43	Vice President Marketing and Growth Engines Division
Amalia Glaser	50	Spokesman and VP Communications and Corporate Responsibility Division

1On February 23, 2015, the Board of Directors accepted the resignation tendered by Adv. Roly Klinger and appointed Adv. Nomi Sandhaus as Vice President, Legal Counsel, Regulatory Affairs and Corporate Secretary effective May 3, 2015.

2 Effective February 1, 2015, Ronit Rubin was appointed as Vice President, Business Customer Division. Previously Ms. Rubin served as Vice President, Information Technology.

Haim Romano was appointed as Chief Executive Officer in October 2011. Prior to joining the Company, he served as the CEO of EL AL Israel Airlines between the years 2005-2010. Haim Romano was one of the founders of Partner and during his 7 years with the Company he served in various positions including Vice President, Human Resources and Administration, Manager of Customer Division (Services and Sales) and Deputy CEO. Mr. Romano holds a B.A from Tel Aviv University, an M.A degree in international relations from Haifa University and attended the Advanced Management Program (AMP) at Harvard Business School.

Itzik Benbenishti was appointed the Deputy CEO of Partner on November 2, 2014 after having served from 2007 until 2014, as the CEO of Bezeq International Ltd. From 2003 through 2006, Mr. Benbenisti served as a director and manager of the Personal Computer and Distribution Channels Division at Hewlett-Packard (HP). Prior to that, he held a variety of managerial positions, including as the CEO of CMS Compucenter Ltd. Mr. Benbenisti holds a B.A in economics and an M.B.A specializing in finance and marketing, both from the Hebrew University of Jerusalem.

Ziv Leitman was appointed as Chief Financial Officer of Partner in August 2011. Prior to joining the Company, Mr. Leitman served from 2009 as the Deputy CEO and CFO of Paz Oil Company Ltd., the largest energy and convenience retailer company in Israel traded on the Tel Aviv stock exchange. Mr. Leitman served from 2002 until 2009 as Executive Vice President and CFO of Comverse Inc., global leading provider of systems to telecommunication companies. Previously he served as Executive Vice President and CFO of Discount Investments Corporation Ltd. and, Lucent Technology –EIS, Prior to this, Mr. Leitman served as CFO of Hogla-Kimberly Ltd, and Optrotech Ltd. Mr. Leitman is a CPA and holds a B.A in economics and accounting and an M.B.A in finance and information systems all from Tel Aviv University.

Roly Klinger, was appointed as Vice President Legal and Regulatory Affairs, Business Development & Company Secretary effective November 2012. Ms. Klinger joined Partner in August 1998 as the Chief Legal Counsel and Joint Corporate Secretary and was appointed as Vice President responsible also for Regulatory Affairs effective November 1, 2007. From 1993, she served as Legal Advisor and Corporate General Secretary of Keshet Broadcasting Ltd., which holds an operating franchise for Israel’s first commercial television channel. Previously, while practicing in the private sector, she lectured on communications law at the College of Management-Academic Studies, Tel-Aviv. Ms. Klinger received an LL.B degree from Tel Aviv University, attended the Advanced Management Program (AMP) at Harvard Business School and is a member of the Israel Bar Association.

Einat Rom, was appointed as Vice President of Human Resources effective November 1, 2012 after having served as Vice President of Private Customers Division since December 1, 2010. Prior to joining Partner, Mrs. Rom served as Vice President of Service in Better Place Company and prior to that, she served as Vice President of Private Division in Bezeq The Israel Telecommunication Corp. and as Vice President of Service in Pelephone Communications Ltd. Mrs. Rom holds a B.A in social science.

Menahem Tirosh was appointed as Chief Operating Officer of Partner effective January 1, 2012. Mr. Tirosh has extensive experience in telecommunications. He was among the founders of Partner and served as Chief Technology Officer of Partner since its inception and until 2004. Prior to his appointment he served as CEO of Schema which develops solutions to optimize cellular networks and served in various management positions, including the CEO of the startup Outsmart and CEO of TTI Telecom. Mr. Tirosh holds a B.A in electrical engineering (B.Sc) from the Technion and an M.A in communication systems engineering (M.Sc) from Ben Gurion University.

Guy Emodi was appointed as Vice President Economics & Planning, Corporate Strategy and Operator Relations in December 2012. Between 1997 and 1998, Mr. Emodi was a member of the tender team, bidding for the third cellular operator in Israel as the representative of the Dankner Group in the Partner Group together with Hutchison Telecom and Elbit. After winning the bid in April 1998, Mr. Emodi joined the Partner’s founding team and served as Head of Economics & Planning, Business Planning, Corporate Finance and Investor Relations. Mr. Emodi served in several senior management roles in Partner, including Head of Finance and CFO of the subsidiary companies, PFC and PMI. In 2006 Mr. Emodi left Partner to assume the role of CEO of Ociff India, a public traded (TSE) real estate development company that was acquired in 2007 by a private investor. He then assumed the role of CFO and Executive Director of Playtech, a publicly traded company (LSE) that is the world leading online gaming software provider. Mr. Emodi holds a B.A in economics and business administration from Tel-Aviv University and an M.B.A from the London Business School.

Ronit Rubin, was appointed as Vice President Business Customer Division in February 2015, after having served for four years since joining the Company in March 2010 as Vice President CIO of the IT Division. Prior to joining the Company, Ms. Rabin served from 2006 as the VP IT Division and Business Technologies of VISA CAL. From 1983-2006, she served in the Israeli Defense Forces and held various positions in the programming field, including commander of the computer unit of the Navy from 2004-2006. Ms. Rubin holds a B.A in economics and logistics from Bar Ilan University and an M.B.A from Ben- Gurion University.

Zvika Shenfeld was appointed as Vice President, Retail Division effective October 1, 2013 after having served prior to that as the Vice President of Marketing and Content Division, the Acting Head of Marketing, Content and Growth Engines Division and as the deputy of the head of the division since joining the Company in March 2012. From 2009 to 2012 he served as the marketing, strategy and business development at Newpan, an electronic home and small appliances distributor and retail chain. From 2006 until 2009, Mr. Shenfeld held various positions at the Eurocom Group including VP marketing and Business development at Internet Gold and Deputy CEO of MSN Israel. From 2003 until 2006 he served as Marketing Manager of AIG Israel. From 1999 until 2003 he held various economic and marketing positions at 013 Barak ILD. Mr. Shenfeld holds a B.A in economics and logistics from Bar Ilan University and an M.B.A from the ONO academic center.

Atara Litvak Shacham was appointed as Vice President of Marketing in December 2014 and joined Partner on February 10, 2015. Before joining Partner, Ms. Litvak Shacham served during 2014 as the Chief Marketing Officer at Colmobil Group, Carter Venture and prior to that as the Vice President of Marketing at Bezeq International Inc. from 2005-2013. Prior to that, Ms. Litvak Shacham served in various management positions. Ms. Litvak Shacham holds a B.A. with honors in behavioral sciences and HR management and industrial management from Ben-Gurion University, an M.B.A. specializing in marketing from the Hebrew University and attended the Management Acceleration Program (MAP) at INSEAD.

Amalia Glaser joined Partner in April 2007 as the Company spokesman and in 2013 was appointed as Spokesman and VP Communications and Corporate Responsibility Division. Prior to joining Partner, Ms. Glaser worked for ten years for the public relations firm Rahav Communications, during which she filled a number of managerial positions. In her last position she served as the firm’s Joint General Manager. Prior to working at Rahav Communications, Ms. Glaser headed the Spokesman, Public and Governmental Relations Division of “Adam Teva Vedin” – a legal scientific non-profit association that deals with environmental issues. Ms. Glaser was also a lecturer for courses regarding Israel, landscape and the environment. Ms. Glaser holds a B.A. from the Tel-Aviv University.

Appointments and Resignations

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

Mr. Ilan Ben-Dov, Chairman of the Board of Directors of Scailex, resigned from our Board of Directors effective June 29, 2014 and Mr. Yahel Shachar, Chief Executive Officer of Scailex, resigned from our Board of Directors effective December 31, 2014.

Adv. Nomi Sandhaus, has been appointed by the Board of Directors as Vice President, Legal Counsel, Regulatory Affairs and Corporate Secretary effective May 3, 2015. Prior to joining the Company, Adv. Sandhaus served for five years as the chief legal advisor and Head of the Legal Division of Bank Leumi le-Israel B.M. Adv. Nomi Sandhaus had previously served for thirteen years in other senior positions in the bank's legal division.

6B.          Compensation

The terms of employment of the CEO are approved by the compensation committee, the Board of Directors and the general meeting of shareholders (by a special majority) and must comply with the Company’s Compensation Policy for Office Holders (as this term is defined in Item 6C.10 below) (except for certain exceptions, as set by the Israeli Companies Law). The "special majority" requires the approval of a majority of the Company's shareholders participating at the general meeting and voting on the matter and at least one of the following conditions: (i) such majority includes a majority of the votes cast by shareholders who are not controlling parties (as defined in the Israeli Companies Law) in the Company and who do not have a personal interest in the resolution, and who are present and voting (abstentions are disregarded), or (ii) the votes cast against the resolution by shareholders who are not controlling parties and who do not have a personal interest in the resolution, who are present and voting, constitute two percent or less of the outstanding voting power in the Company). The terms of employment of other senior management (Office Holders) are approved by the compensation committee and the Board of Directors, and must comply with the Company’s Compensation Policy (except for certain exceptions, as set by the Israeli Companies Law). See “Item 6C.8 Compensation Committee”. Senior management is generally appointed by the CEO with the approval of the Board of Directors for an indefinite term of office and may be removed by the CEO with the approval of the Board of Directors at any time.

Pursuant to the provisions of Amendment 20 to the Israeli Companies Law, we have adopted a compensation policy that sets forth the guidelines and framework for the mode of compensation of the Company's Office Holders (the “Compensation Policy”). The Compensation Policy was approved by the Company's shareholders at an extraordinary general meeting of shareholders held on October 17, 2013. The Compensation Policy sets forth the principles and procedures for determining Office Holders' compensation, including ongoing remuneration, bonuses (including annual bonuses, multi-year bonuses, severance bonuses and special bonuses), equity compensation, indemnification, insurance and release. See Exhibit 15.(b).1.

According to the Compensation Policy, annual bonus payments for our senior management are determined with respect to a given year based on targets set for the Company as a whole, targets set for each of the Company divisions as well as on personal evaluations. The targets for the CEO and the senior management are set by the compensation committee and the Board of Directors generally in accordance with the overall Company objectives. Upon the approval of the Company's annual results, bonus payments are determined based on the extent to which the Company and division targets have been met, as well as on the personal evaluation of each Office Holder at the discretion of the compensation committee and the Board of Directors, in light of the recommendations made by the Chairman of the Board of Directors with respect to the CEO, and, in light of recommendations made by the CEO, with respect to senior management reporting to the CEO.

Compensation for senior management may also be provided in the form of equity based compensation which includes stock options to purchase our ordinary shares and restricted shares. In 2014 options were granted to our senior management under the 2004 Equity Incentive Plan (formerly known as the 2004 Share Option Plan) to purchase up to 897,100 of our ordinary shares at a weighted average exercise price of NIS 27.08 per option (after dividend adjustment and amendments to the exercise price) with some of the options vesting at the earliest in April 2015. These options will expire by May 2024. In addition, in 2014, 320,430 restricted shares were granted to our senior management under the 2004 Equity Incentive Plan, with some of the restricted shares vesting at the earliest in November 2016. For more information, see “Item 6E.2 Equity Incentive Plan”.

The aggregate compensation paid, and benefits in kind granted to or accrued on behalf of all our directors and senior management for their services in all capacities to the Company and its subsidiaries during the year ended December 31, 2014, was approximately NIS 23 million (US$6 million). This amount included approximately NIS 3 million (US$0.7 million) set aside or accrued to provide pension and retirement benefits on behalf of all our senior management during the year ended December 31, 2014.

In order to encourage the Company’s executive officers to remain with the Company following the acquisition by S.B. Israel Telecom of 30.87% of our issued and outstanding shares, principally from Scailex, the Company’s Board of Directors, upon the recommendation and approval of its compensation committee, adopted a two-year retention plan on December 17, 2012, that became effective upon change of control on January 29, 2013. According to the terms of the plan, retention payments were made to each of the Company’s eligible executive officers at the first and second anniversaries of the closing of the change of control (January 29, 2013), provided the executive officer had not resigned for reasons other than for certain justified reasons, (as specified in the retention plan) or in case of termination by the Company. The aggregate amount of all retention payments paid was NIS 6.5 million. In addition, on May 22, 2012, the Company’s Board of Directors and audit committee, upon the recommendation and approval of its compensation committee, adopted a retention plan for the CEO according to which the CEO would receive an amount of NIS 1.8 million, provided that the CEO did not resign during the first year of the change of control or his employment was terminated by the Company under circumstances other than those that would deny his lawful right to severance payments and advanced notice. On December 29, 2013, the CEO notified the Company that he irrevocably waived any right to the said retention bonus.

The table below sets forth information regarding compensation on an individual basis for the five Office Holders with the highest compensation for the year 2014.

Details of the Compensation Recipient		Compensation for services (the compensation amounts are displayed in terms of cost for the Company) (NIS thousands)			Other compensation & vehicle (the compensation amounts are displayed in terms of cost for the Company) (NIS thousands)	Total (NIS thousands)
Name	Position	Payroll & Related expenses	Annual Bonus	Share based payments(12)	Other
Haim Romano	Chief Executive Officer	2,417	0(1)	747(2)	154(3)	3,318
Menahem Tirosh	Chief Operating Officer	1,396	132	150(4)	583(5)	2,261
Ziv Leitman	Chief Financial Officer	1,314	118	90(6)	716(7)	2,238
Roly Klinger	Vice President, Legal & Regulatory Affairs, Business Development and Corporate Secretary	1,074	109	136(8)	564(9)	1,883
Ronit Robin	Vice President, Business Customers Division (formerly VP Information Technology)	1,141	103	154(10)	482(11)	1,880

(1)
In December 2014, the CEO, Mr. Haim Romano, notified the Company that he irrevocably waives any right to the annual bonus (of NIS 2 million) that he was entitled to under his management agreement according to which he provides his management services as the Company's CEO. Mr. Haim Romano has requested that the sum of the bonus that he was entitled to be awarded to the Company's employees and the Company's organs have approved this request.

(2)
In 2011, 800,000 share options were granted to Mr. Haim Romano with a vesting period over three years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 3.6 million. As of March 9, 2015, the share price was NIS 15.20, whereas the option exercise price (dividend adjusted) is NIS 37.16. As long as the option exercise price is higher than the market share price, the grant has no actual value for Mr. Haim Romano.

In 2013, an additional 150,000 share options were granted to Mr. Haim Romano with a vesting period over three years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 1 million. As of March 9, 2015, the share price was NIS 15.20 whereas the option exercise price (dividend adjusted) is NIS 23.61. As long as the option exercise price is higher than the market share price, the grant has no actual value for Mr. Haim Romano.

In March 2015, an additional 150,000 share options were granted to Mr. Haim Romano with a vesting period over three years at an exercise price of 14.72. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.56 million. No expense was recorded with respect to this option allocation during the year 2014.

(3)	Vehicle expenses only.

(4)
In 2012, 220,000 share options were granted to Mr. Menahem Tirosh with a vesting period over three years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.7 million. As of March 9, 2015, the share price was NIS 15.20 whereas the option exercise price (dividend adjusted) is NIS 33.5. As long as the option exercise price is higher than the market share price, the grant has no actual value for Mr. Menahem Tirosh.

In 2014, an additional 68,600 share options and 29,130 restricted shares were granted to Mr. Menahem Tirosh with a vesting period over four years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.4 million and the fair value of the restricted shares was approximately NIS 0.7 million. As of March 9, 2015, the share price was NIS 15.20 whereas the option exercise price of the options (dividend adjusted) is NIS 25.95. As long as the option exercise price is higher than the market share price, the grant of the options has no actual value for Mr. Menahem Tirosh; however a restricted share has the value of the share price.

(5)
“Other compensation” includes expenses for retirement that were accumulated during the reporting period of this annual report and will be paid only upon retirement, as well as retention expenses in the amount of NIS 1,000,000, out of which NIS 500,000 were accumulated during 2013 and were paid in February 2014, and an additional amount of NIS 500,000 were accumulated during the reporting period and were paid in February 2015.

(6)
In 2012 50,000 share options were granted to Mr. Ziv Leitman with a vesting period of two years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.2 million. As of March 9, 2015, the share price was NIS 15.20 whereas the option exercise price (dividend adjusted) is NIS 13.23.

In 2014, an additional 68,600 share options and 29,130 restricted shares were granted to Mr. Ziv Leitman with a vesting period over four years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.4 million and the fair value of the restricted shares was approximately NIS 0.7 million. As of March 9, 2015, the share price was NIS 15.20 whereas the option exercise price (dividend adjusted) is NIS 25.95. As long as the option exercise price is higher than the market share price, the grant of the options has no actual value for Mr. Ziv Leitman; however a restricted share has the value of the share price.

(7)
“Other compensation” includes expenses for retirement that were accumulated during the reporting period of this annual report and will be paid only upon retirement, as well as retention expenses in the amount of NIS 700,000, out of which NIS 350,000 were accumulated during 2013 and were paid in February 2014, and an additional amount of NIS 350,000 were accumulated during the reporting period and were paid in February 2015.

(8)
In 2012, 50,000 share options were granted to Ms. Roly Klinger with a vesting period of two years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.3 million. As of March 9, 2015, the share price was NIS 15.20 whereas the option exercise price (dividend adjusted) is NIS 22.32. As long as the option exercise price is higher than the market share price, the grant of the options has no actual value for Ms. Roly Klinger.

In 2014, an additional 68,600 share options and 29,130 restricted shares were granted to Ms. Roly Klinger with a vesting period over four years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.4 million and the fair value of the restricted shares was approximately NIS 0.7 million. As of March 9, 2015, the share price was NIS 15.20 whereas the option exercise price (dividend adjusted) is NIS 25.95. As long as the option exercise price is higher than the market share price, the grant of the options has no actual value for Ms. Roly Klinger; however a restricted share has the value of the share price.

(9)
“Other compensation” includes expenses for retirement that were accumulated during the reporting period of this annual report and will be paid only upon retirement, as well as retention expenses in the amount of NIS 700,000, out of which NIS 350,000 were accumulated during 2013 and were paid in February 2014, and an additional amount of NIS 350,000 were accumulated during the reporting period and were paid in February 2015.

(10)
 In 2010, 300,000 share options were granted to Ms. Ronit Rubin with a vesting period over four years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 5.9 million. As of March 9, 2015, the share price was NIS 15.20 whereas the option exercise price (dividend adjusted) is NIS 57.47. As long as the option exercise price is higher than the market share price, the grant has no actual value for Ms. Ronit Rubin.

In 2012, an additional 50,000 share options were granted to Ms. Ronit Rubin with a vesting period of two years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.2 million. None of these options remained outstanding as of December 31, 2014.

In 2014, an additional 68,600 share options and 29,130 restricted shares were granted to Ms. Ronit Rubin with a vesting period over four years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.4 million and the fair value of the restricted shares was approximately NIS 0.7 million. As of March 9, 2015, the share price was NIS 15.20 whereas the option exercise price (dividend adjusted) is NIS 25.95. As long as the option exercise price is higher than the market share price, the grant of the options has no actual value for Ms. Ronit Rubin; however a restricted share has value of the share price.

(11)
“Other compensation” includes expenses for retirement that were accumulated during the reporting period of this annual report and will be paid only upon retirement, as well as retention expenses in the amount of NIS 700,000, out of which NIS 350,000 were accumulated during 2013 and were paid in February 2014, and an additional amount of NIS 350,000 were accumulated during the reporting period and were paid in February 2015.

(12)	These sums represent the relative portion of the expenses of all option and restricted share allocations recorded during the year 2014.

All options and restricted shares noted above were granted pursuant to the terms of the 2004 Equity Incentive Plan (formerly known as the 2004 Share Option Plan), inter alia, with respect to the exercise or earning periods and the expiration date of the options. See “Item 6E.1 Equity incentive plan ”.

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

Israeli directors who are appointed by the Israeli founding shareholders, generally upon a written notice signed by at least two of the Israeli founding shareholders who are the record holders of at least 50% of minimum Israeli holding shares. The notice is addressed to our company secretary indicating the appointment until the appointee's successor is elected by a similar notice1. See "10B.3 Rights Attached to Shares".  In 2009, Ms. Osnat Ronen was appointed as a director on behalf of the Israeli founding shareholders. No director has a service contract with the company or its wholly-owned subsidiaries providing for benefits upon termination of employment. Our Office Holders (generally senior managers) serve at the discretion of the Board of Directors or until their successors are appointed. See “Item 4B.13e Our Mobile Telephone License” for a description of additional requirements of the composition of our Board of Directors and the appointment of its members.

6C.2                ALTERNATE DIRECTORS

Our Articles of Association provide that a director may appoint an individual to serve as an alternate director. An alternate director may not serve as such unless such person is qualified to serve as a director. In addition, no person who already serves as a director or an alternate director on the Company's Board of Directors may serve as an alternate director of another director on the Company's Board of Directors. Under the Israeli Companies Law, an alternate director is generally treated as a director. Under our Articles of Association, an alternate director shall have all the authorities of the director appointing him. The alternate director may not vote at any meeting at which the director appointing him is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment shall be effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term.

6C.3                EXTERNAL DIRECTORS UNDER THE ISRAELI COMPANIES LAW

The Israeli Companies Law generally requires that Partner shall have at least two external directors on its Board of Directors who meet the independence criteria set by the Israeli Companies Law. The appointment of an external director (for the initial term of three years) under the Israeli Companies Law must be approved by the general meeting of shareholders provided that either: (a) the majority of votes in favor of the appointment shall include at least a majority of the votes of shareholders not constituting controlling parties (as stated in the Israeli Companies Law) in the Company, or those having a personal interest (as defined in the Israeli Companies Law) (other than a personal interest not resulting from their relations with the controlling parties) in the approval of the appointment participating in the vote, which votes shall not include abstaining votes; or (b) the total number of objecting votes of the shareholders mentioned in clause (a) does not exceed 2% of the total voting rights in the company.

Dr. Michael Anghel and Mr. Barry Ben-Zeev serve as our external directors under the Israeli Companies Law.

In general, external directors may be re-appointed for two additional three-year terms by one of the following mechanisms:
(i) the Board of Directors proposed the nominee and his appointment is approved by the shareholders in the manner required to appoint external directors for their initial term (described above);

(ii) one or more shareholders that hold at least 1% or more of the company’s voting rights proposed the external director for re-appointment, and the nominee is approved by a majority of the votes cast at the shareholders meeting, provided that (a) the total number of shareholders' votes at the shareholders meeting shall not include the votes of shareholders who are controlling parties and those having a personal interest in the appointment approval (other than a personal interest not resulting from their relations with the controlling parties) and abstaining votes, (b) the aggregate votes cast by shareholders who are not excluded under clause (a) above in favor of the appointment exceed 2% of the voting rights in the company and (c) the external director (A) is not a related or competing shareholder, or the relative of such a shareholder, at the time of the appointment and (B) is not affiliated with a related or competing shareholder at the time of the appointment or the two years preceding the appointment (the term "related or competing shareholder" is defined as a shareholder who nominated the external director for reappointment or a material shareholder (a shareholder that holds more than 5% of the shares or voting rights in the company), if, at the date of such appointment, any of either such shareholder, the controlling shareholder of such shareholder, or a company controlled by either of them, has business with the company or is a competitor of the company); and

1 The Board of Directors is submitting for shareholder approval amendments to the Company's Articles of Association to require appointment by notice from at least two founding Israeli shareholders (i) who  are the record holders of more than 50% of minimum Israeli holding shares, or  (ii) who hold in the aggregate the highest number of minimum Israeli holding shares among the Israeli founding shareholders, and to prohibit participation in any such appointment by any Israeli founding shareholder who has specified connections to a competing mobile radio telephone operator (as defined in the license) of the Company.

(iii) the external director proposed himself or herself and is approved by the process under clause (ii)  above.

Under regulations promulgated under the Israeli Companies Law, certain companies, including dual listed companies, like Partner, may re-appoint external directors for additional three-year terms (beyond the three terms of three years each), provided that all of the following conditions are fulfilled: (1) the Audit Committee and, subsequently, the Board of Directors, approves that, considering the external director’s expertise and special contribution to the work of the Board of Directors and its committees, his re-appointment for an additional term of office is in the best interest of the Company; (2) the re-appointment for the additional term of office is done in conformity with one of the mechanisms described above; (3) prior to approving the re-appointment, the general meeting of shareholders is informed of the duration of the external director’s service as an external director and is presented with the rationale of the Audit Committee and the Board of Directors for extending the external director’s term of office.

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

6C.4                FINANCIAL EXPERTS UNDER THE ISRAELI COMPANIES LAW

In accordance with the Israeli Companies Law, Partner’s Board of Directors has determined that the minimum number of directors with “accounting and financial expertise” that Partner believes is appropriate, in light of the particulars of Partner and its activities, is three. Under the Israeli Companies Law, only one of such “experts” is required to be an external director. The Board of Directors has determined that eight of our current directors have “accounting and financial expertise”: Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Dr. Michael Anghel, Mr. Barry Ben-Zeev (Woolfson), Ms. Osnat Ronen, and Mr. Arie Steinberg.

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

–
We received an exemption from the requirement set out in NASDAQ Rule 5635(c) that listed companies receive shareholder approval when certain stock option or purchase plans are to be established or materially amended, or certain other equity compensation arrangement made or materially amended. This exemption was granted based on the fact that the NASDAQ requirement is inconsistent with applicable Israeli legal requirements, according to which the establishment or amendment of such a plan requires the approval of the company’s Board of Directors and approval of the shareholders’ meeting would only be required for the grant of equity compensation to the Chief Executive Officer, directors or controlling partners.

–
In compliance with the Israeli Companies Law, which requires that at least two members of the Board of Directors satisfy the conditions of “external directors”, two of our eleven directors are external directors.  Additionally, one of our directors satisfies the conditions of an Israeli independent director ("bilty taluy"). Such external directors also satisfy the NASDAQ criteria for “independent directors”.  However, the requirement of NASDAQ Rule 5605(b), that a majority of the Board of Directors be comprised of independent directors, is thus not satisfied.

6C.6                BOARD COMMITTEES

The Company’s Articles of Association provide that the Board of Directors may delegate its authorities or any part of them to committees of the Board of Directors as it deems appropriate, subject to the provisions of the Israeli Companies Law. Our Board of Directors has established an audit committee, a compensation committee and a security committee.

6C.7                AUDIT COMMITTEE

Pursuant to the rules of the Securities and Exchange Commission (the “SEC”) and the listing requirements of the NASDAQ Global Select Market, as a foreign private issuer, we are required to establish an audit committee consisting only of members who are U.S. “independent” directors as defined by SEC rules. In accordance with the Company’s Audit Committee Charter, our audit committee is responsible among other things, for overseeing the Company’s financial reporting process and the audits of the Company’s financial statements, including monitoring the integrity of the Company’s financial statements and the independence and performance of the Company’s internal and external auditors. Our audit committee is also directly responsible for the appointment, remuneration and oversight of our independent auditor and for establishing procedures for receiving and handling complaints received by the Company regarding accounting, internal controls and audit matters.

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

The responsibilities of our audit committee under the Israeli Companies Law include, inter alia, identifying irregularities in the management of the company’s business and approving related party transactions as required by law, determining whether certain related party actions and transactions are “material” or “extraordinary” in connection with their approval procedures, assessing the scope of work and remuneration of the company’s independent auditor, assessing the company’s internal audit system and the performance of its internal auditor and making arrangements regarding the handling of complaints by employees about company’s business management deficiencies and regarding the protection given to employees who have made complaints. Following  a recent amendment to the Israeli Companies Law , the audit committee is now authorized to determine, with respect to related party transactions with a controlling shareholder or in which the controlling shareholder has a personal interest, even if they are not extraordinary transactions, an obligation to conduct a competitive process (to be supervised by the audit committee, or any person authorized on its behalf or via any other method approved by the audit committee) or to determine that other processes will be conducted prior to the engagement in such transactions and all in accordance with the type of transaction. The specific criteria for such a process may be determined by the audit committee annually in advance. In addition, the audit committee is now authorized to determine the approval process for transactions that are not negligible, as well as determine which types of said transactions would require the approval of the audit committee. "Non-negligible transactions" are defined as related party transactions with a controlling shareholder or in which the controlling shareholder has a personal interest, that the audit committee has deemed not to be an extraordinary transaction, but which have also been classified by the audit committee as a non-negligible transaction. Additionally, the audit committee may decide on such classifications for these types of transactions, based on criteria set annually in advance.

The Company’s audit committee was appointed by our Board of Directors to review our financial statements, in compliance with U.S. legal requirements (as described above) and in compliance with Israeli regulations (from which we are exempt).

Our audit committee is comprised of three Board of Directors members: Dr. Michael Anghel (external director), Mr. Barry Ben Zeev (committee chairman; external director), and Mr. Arik Steinberg (Israeli independent director). All of the audit committee members meet the SEC’s definition of independent directors for the purpose of serving as audit committee members as well as the Israeli Companies Law’s definition of Israeli independent directors. In accordance with the SEC definition of “independent” director, none of them is an affiliated person of Partner or any subsidiary of Partner.

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

Under the Israeli Companies Law, the compensation committee's responsibilities include, inter alia, recommending to the Board of Directors, a compensation policy for office-holders to be approved by the shareholders of the Company, see "Item 6B Compensation". The compensation committee also makes recommendations to the Board of Directors once every three years regarding the continuing effectiveness of the compensation policy, reviews modifications to the compensation policy from time to time and its implementation and approves the actual compensation terms of Office Holders which require the compensation committee's approval according to the relevant provisions of the Israeli Companies Law.

Our compensation committee is comprised of three Board of Directors members: Dr. Michael Anghel (external director), Mr. Barry Ben Zeev (committee chairman; external director) and Mr. Arik Steinberg (Israeli independent director).

6C.9                SECURITY COMMITTEE

Pursuant to an amendment to our license from April 2005, a Board of Directors committee has been formed to deal with security matters. Only directors with the required clearance and those deemed appropriate by Israel’s General Security Service may be members of this committee. The committee must consist of at least four members, who are subject to the clearance required from the Israeli General Security Service and at least one external director. Where any matter requires a Board of Directors’ resolution and it is a security matter, then the committee should be authorized to discuss and to resolve such security matter and the resolution should bind the Company. However, in cases where the security matter concerned requires review by the Board of Directors or the audit committee according to the Israeli Companies Law or other applicable law, such as a transaction with a related party, it should be submitted for approval in accordance with the requirements of the applicable U.S. law, the Israeli Companies Law and any other applicable laws, provided that, in any case, only directors with security clearance can participate in any forum which will deal with security matters. In April 2005, our Board of Directors approved the formation of the security committee to consist of four Israeli directors, who are subject to Israeli security clearance and security compatibility to be determined by the General Security Service. Currently, Mr. Elon Shalev, Dr. Michael Anghel, Ms. Osnat Ronen and Mr. Arieh Saban are members of the security committee. Mr. Arieh Saban's appointment is subject to clearance by the Israeli General Security Service.

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

6C.12                APPROVAL OF RELATED PARTY TRANSACTIONS AND COMPENSATION

The Israeli Companies Law requires that a transaction between the company and its Office Holder, and also a transaction between the company and another person in which an Office Holder has a personal interest, requires the approval of the Board of Directors if such a transaction is not an “extraordinary transaction”, although, as permitted by law and subject to any relevant stock exchange rule, our Articles of Association allow our audit committee to approve such a transaction, without the need for approval from the Board of Directors. If such a transaction is an extraordinary transaction (that is, a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities), generally in addition to audit committee approval, the transaction also must be approved by our Board of Directors, and, in certain circumstances, also by the general meeting of shareholders. Under the Israeli Companies Law, an extraordinary transaction between a public company and a controlling party of the company or an extraordinary transaction between a public company and another person, in which the controlling party has a personal interest (including a private placement), and a transaction between a public company and a controlling party or his relative, directly or indirectly, including, without limitation, via an entity controlled by the controlling party, for receiving services by the company (and if the controlling party is also an Office Holder in the company for his terms of service, and if he is an employee of the company (but not an Office Holder in it) his employment in the company) must be approved by the audit committee or the compensation committee if relates to terms of employment (as the case may be), the Board of Directors and the general meeting of shareholders, provided that either: (a) the majority of votes in favor of the transaction shall include at least a majority of the votes of shareholders who do not have a personal interest in approval of the transaction, who participate in the voting, or (b) the total number of objecting votes of the shareholders mentioned in clause (a) does not exceed 2% of the total voting rights in the company.

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

In most circumstances, the Israeli Companies Law restricts Office Holders who have a personal interest in a matter which is considered at a meeting of the Board of Directors or the audit committee from being present at such meeting, participating in the discussions or voting on any such matter. An exemption exists in the event that a majority of the directors in the meeting have a personal interest in the matter provided, that in case a majority of the Board of Directors has a personal interest in the matter, the transaction will require the approval of the general meeting of shareholders.

For information concerning the direct and indirect personal interests of certain of our Office Holders and principal shareholders in certain transactions, see “ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS".

The terms of employment of Office Holders including compensation, equity awards, severance and other benefits, exemption from liability and indemnification require the approval of the compensation committee and the Board of Directors. The terms of employment of directors and the Chief Executive Officer must also be approved at the general meeting of shareholders by a majority of the Company’s shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, who participate in the  voting (abstentions are disregarded), or (ii) ) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the company. Notwithstanding the foregoing, a company may be exempted from receiving shareholder approval with respect to the terms of employment of a candidate for a Chief Executive Officer position, if such candidate meets certain independence criteria, the terms are in line with the Compensation Policy and the compensation committee has determined for specified reasons that shareholder approval would prevent the engagement. See "Item 6C.8 Compensation Committee”.

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

6C.13                Duties of a Shareholder

Under the Israeli Companies Law, a shareholder has a general duty to act in good faith and in a customary manner towards the company and the other shareholders and to refrain from improperly exploiting his power in the company, particularly when voting in the general meeting of shareholders on (a) any amendment to the articles of association, (b) an increase of the company’s authorized share capital, (c) a merger, or (d) approval of related party transactions which require shareholder approval. A shareholder should also avoid deprivation of other shareholders. In addition, any controlling party, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint or prevent an appointment of an Office Holder in the company or any other power towards the company, is under a duty to act in fairness towards the company under the Israeli Companies Law.

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

2)
reasonable legal expenses, including attorney fees, incurred by the Office Holder or which he was ordered to pay by an authorized court in the context of a proceeding filed against him by Partner or on Partner’s behalf or by a third party, in a criminal proceeding in which he was acquitted or in a criminal proceeding in which he was convicted of an offense which does not require criminal intent.

3)
reasonable legal expenses, including attorney fees, incurred by the Office Holder due to an investigation or proceeding conducted against him by an authority authorized to conduct such investigation or proceeding and which ended without filing of an indictment against him and without the imposition of a financial liability as a substitute for a criminal proceeding or that was ended without filing of an indictment against him but for which he was subject to a financial liability as a substitute for a criminal proceeding relating to an offense which does not require criminal intent, within the meaning of the relevant terms under the law or in connection with a financial sanction(“itzum caspi”).

4)
payment to an injured party as a result of a violation set forth in Section 52.54(a)(1)(a) of the Israeli Securities Law, including by indemnification in advance or expenses incurred in connection with a proceeding (“halich”) under Chapters H3, H4 or I1 of the Israeli Securities Law, or under Chapter 4 of Part 9 of the Israeli Companies Law, in connection with any affairs, including reasonable legal expenses, which term includes attorney fees, including by indemnification in advance.”

Our Articles of Association also permit us to indemnify any Office Holders of Partner for any other liability or expense in respect of which it is permitted or will be permitted under applicable law to indemnify an Office Holder of Partner.

The Israeli Companies Law and our Articles of Association also permit us to undertake in advance to indemnify an Office Holder with respect for items (2), (3) and (4) above, or any other matter permitted by law. The Israeli Companies Law and our Articles of Association also permit us to undertake in advance to indemnify an Office Holder with respect to item (1) above, provided however, that the undertaking to indemnify is restricted to events which in the opinion of the Board of Directors are anticipated in light of Partner’s activities at the time of granting the undertaking to indemnify, and is limited to a sum or measurement determined by the Board of Directors to be reasonable under the circumstances.The undertaking to indemnify shall specify the events that, in the opinion of the Board of Directors are expected in light of the Company’s actual activity at the time of grant of the undertaking and the sum or measurement which the Board of Directors determined to be reasonable under the circumstances.

The Israeli Companies Law combined with our Articles of Association also permits us to indemnify an Office Holder retroactively for all kinds of events, subject to any applicable law.

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

Under the indemnification letters granted to Office Holders after the October 2013 EGM, the aggregate indemnification amount payable by us to Office Holders (including, inter alia, Office Holders nominated on behalf of Partner in subsidiaries) pursuant to all letters of indemnification issued or that may be issued to them by Partner on or after the October 2013 EGM, for any occurance of an event set out in such a letter (including an attachment thereto) will not exceed 25% of shareholders equity (according to the latest reviewed or audited financial statements approved by Partner's Board of Directors prior to approval of the indemnification payment) ("the Revised Indemnification Letter"). However, under the circumstances where indemnification for the same event is to be made in parallel under the Revised Indemnification Letter and to one or more indemnified persons under the Original Indemnification Letter, the maximum indemnity amount for the indemnified persons that received  the Revised Indemnification Letter shall be adjusted so it does not exceed the Combined Maximum Indemnity Amount to which any other indemnified person is entitled under the Original Indemnification Letter.

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

6D.          Employees

At December 31, 2014, we had 3,575 employees on a full time equivalent basis, compared with 4,045 employees at December 31, 2013, and 5,396 at December 31, 2012. The number of full-time equivalent employees at year-end  2012, 2013 and 2014, according to their activity, was as follows:

	At December 31,
	2012	2013	2014

Customer service*	3,107	2,115	1,786
Engineering	387	315	311
Sales and sales support*	808	653	607
Information technology	372	315	307
Marketing and Content	82	65	54
Finance	135	95	102
Human resources	143	115	119
Operations & Logistics	266	298	180
Remaining operations	95	74	109
TOTAL	5,396	4,045	3,575

*Many positions in Customer service and Sales and sales support are filled by more than one part-time employee so that the employee headcount for those activities is about 12% greater than the number of full-time equivalents set forth above.

For information regarding the reduction in employee headcount, see "Item 5A.1b Business Developments in 2014".

Substantially all of our employees have entered into employment contracts with us, terminable at will by either party.

Our employees are not currently covered by a collective bargaining agreement. However, see also Item "3D.2e The recent unionization of our employees might prevent us from executing necessary organizational and personnel changes, result in increased costs or disruption to our operations, and reduce management’s flexibility to adapt operations to market conditions, and our operating expenses may be increased, all of which could adversely impact our results." In addition, we are subject to various Israeli labor laws and practices, as well as orders extending certain provisions of collective bargaining agreements between the Histadrut, currently the largest labor organization in Israel, and the Coordinating Bureau of Economic Organizations, the federation of employers’ organizations. Such laws, agreements and orders cover a wide range of areas and impose minimum employment standards including, working hours, minimum wages, vacation and severance pay, and special issues, such as equal pay for equal work, equal opportunity in employment, and employment of women, youth, disabled persons and army veterans.

Furthermore, the Extension Order for Comprehensive Pension Insurance in the Economy (the “Pension Extension Order”) has applied since 2008. Pursuant to the Pension Extension Order, the employee’s contributions and employer’s contributions have increased each year until they reach a total of 17.5% in year 2014. From 2011 onwards, the provisions increased as follows:

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

6E.           Share Ownership

6E.1                SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

As of January 31, 2015, to the best of the Company’s knowledge, none of our directors or senior management held more than 1% of our issued and outstanding ordinary shares, except as may be set forth under Item 7A. Directors and senior management do not have different voting rights than other shareholders of the Company.

As of January 31, 2015, our senior management held, in the aggregate, outstanding options to purchase up to 3,070,000 of our ordinary shares, of which 2,284,000 options were vested and exercisable as of that date, in addition to 291,300 “restricted shares” (as described in Item 6E.2 Equity Incentive Plan below). No individual senior manager holds options to purchase 1% or more of our outstanding ordinary shares. No options or restricted shares have been granted to our directors.

The table below sets forth the number of outstanding options held by our senior management of the Company according to exercise price and expiration date as of January 31, 2015:

Weighted average exercise price (NIS)	Number of outstanding options held	Option expiration Year
53.44	5,000	2017
47.39	230,000	2019
41.23	1,199,750	2020
41.55	1,013,750	2021
26.40	471,500	2022
23.61	150,000	2023
38.68	3,070,000	TOTAL

6E.2                EQUITY INCENTIVE PLAN

The 2004 Equity Incentive Plan (formerly known as the 2004 Share Option Plan) (the “Plan”) is intended to promote the interests of the Company and its shareholders by providing employees, directors, officers and advisors of the Company with appropriate incentives and rewards to encourage them to enter into and continue in the employ of, or service to, the Company and to acquire a proprietary interest in the long-term success of the Company.

On June 18, 2014, the Company's Board of Directors approved certain amendments to the Plan. The main amendments to the Plan include: (a) the extension of the Plan for an additional ten years from July 2014 until July 2024; (b) the increase in the number of shares which may be granted under the Plan by six million shares, which represented approximately 3.75% of the Company's issued share capital as of June 18, 2014, up to a total of 19,917,000 ordinary shares; and (c) the ability to allocate restricted shares to the Company's employees and officers.

Share options and restricted shares (collectively, “granted securities”) have been granted to employees in accordance with the  Plan. The total number of Company's shares reserved for issuance upon exercise of all options granted and for earning of all restricted shares granted under the Plan is 19,917,000 shares. Upon exercise each option provides the right to acquire one ordinary share that confers the same rights as the other ordinary shares of the Company. As of December 31, 2014, options to acquire a total of 8,962,116 ordinary shares and 1,589,990 restricted shares are outstanding.

The Plan's principal terms include:

Exercise price determination. The exercise price of the options is determined in part with reference  to the “fair market value” of the Company’s shares at the time of grant, defined generally as the average of the closing sale price of ordinary shares published by the Tel-Aviv Stock Exchange during the 30 trading days immediately preceding the date of grant, as well as the Company’s Compensation Policy. The compensation committee, upon reasons detailed in its decision, may set an exercise price other than the fair market value of the ordinary shares on the date of grant, provided it does not set the exercise price at less than the par value of an ordinary share (NIS 0.01).

Exercise price adjustment. The exercise price of options shall be reduced in the following events: (1) dividend distribution other than in the ordinary course: by the gross dividend amount so distributed per share, and (2)  dividend distribution in the ordinary course: With respect to certain options (depending on the date of the granting of the options), the exercise price shall be reduced by the amount of a dividend in excess of 40% of the Company’s net income for the relevant period per share, or else by the gross dividend amount so distributed per share.

Cashless exercise. Most of the options may be exercised only through a cashless exercise procedure; while holders of other options may choose between cashless exercise and the regular option exercise procedure. In accordance with such cashless exercise, the option holder would receive from the Company, without payment of the exercise price, only the number of shares whose aggregate market value equals the economic gain which the option holder would have realized by selling all the shares purchased at their market price, net of the option exercise.Unless otherwise determined by the committee in the grant instrument, no payment is required to be made by the grantee upon acceptance of restricted shares.

Exercise Period. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will not exceed ten years from the date of option grant (considering, if applicable, inter alia, the provisions of the Compensation Policy).

Vesting. Vesting or earning periods are generally up to 4 years, as determined by the compensation committee at the time of granting the granted securities (considering, if applicable, inter alia, the provisions of the Compensation Policy). The committee may set performance targets as a vesting criterion (independently or in combination with other criteria).

Acceleration of vesting and adjustment.  In the event of termination of employment following a change of control, vesting of granted securities and exercisability of outstanding options shall be accelerated. Upon the occurrence of any merger, consolidation, reorganization or similar event or transaction (e.g., subdivision or consolidation),  equitable changes or adjustments to the number of  shares subject to each outstanding option will be made in order to prevent dilution or enlargement of the option holders’ rights and appropriate adjustments shall be made in the number and other pertinent elements of any outstanding restricted shares, with respect to which restrictions have not yet lapsed prior to any such change.

Restricted Shares.  Under the amendments to the Plan adopted in June 2014, the Company may grant "restricted shares" to beneficiaries of the Plan. Restricted shares awarded to a grantee are held by the Plan’s trustee in custody for the benefit of the grantee generally until the restrictions thereon have lapsed (e.g., earning period and the other applicable conditions and restrictions under the Plan and the grant instrument under which these restricted shares were awarded). In accordance with the Plan, as long as the restricted shares are held by the trustee, the trustee shall not exercise the voting rights of the underlying ordinary shares at the general meetings of shareholders unless requested to do so by the Company. In such event, the trustee shall vote the underlying ordinary shares proportionally to the shareholders vote and if the vote of public shareholders is counted separately, proportionally to the public shareholders vote. Notwithstanding the foregoing, the Company has reserved the right, upon recommendation of legal counsel, to request the grantee to exercise individually his or her voting rights. In addition, any dividend distributed during the period in which the restricted shares are held by the trustee, is accumulated and transferred to the grantee when the shares have been earned (i.e. when the restrictions lapse).

Except as provided in the immediately preceding paragraph and in the Plan and subject to the terms of the grantee’s relevant grant instrument, the grantee shall have, with respect to his or her restricted shares, all of the rights of a shareholder of the Company, including the right to vote the ordinary shares (endorsed to the trustee as long as the restricted shares are held by the trustee), and the right to receive any dividend thereon (accumulated together with the underlying restricted shares).

 Change in Control.  Upon a Change in Control (as defined in the Plan) transaction of the Company, granted securities shall, at the sole and absolute discretion of the Board of Directors, either solely or in any combination: be substituted for similar granted securities to purchase shares of a successor entity, be assumed by a successor entity, be substituted for similar “phantom” granted securities of the Company or the successor entity, or each non-vested granted securities shall become fully exercisable. In the event that the ordinary shares will no longer be traded on any stock exchange, at the sole and absolute discretion of the Board of Directors, either solely or in any combination: each granted securities shall be substituted for a similar phantom granted securities, or each non-vested  granted securities shall become fully exercisable.

Amendment and termination of the Plan. The Plan may generally be altered or amended in any respect by a resolution of the Board of Directors of the Company, subject to the Plan, applicable law and the rules and regulations of any stock exchange applicable from time to time to the Company, by reason of their applicability to its shareholders or otherwise.. The Board of Directors may, at any time and from time to time, terminate the Plan in any respect, subject to any applicable approvals or consents that may be otherwise required by law, regulation or agreement, including by reason of their applicability to the shareholders or otherwise, and provided that no termination of the Plan shall adversely affect the terms of any granted security which has already been granted.

Administration of the Plan. The Plan is administered by the compensation committee of the Board of Directors. Subject to the restrictions of the Companies Law, the compensation committee is authorized, among other things, to exercise all the powers and authorities, either specifically granted to it under the Plan or necessary or advisable for the administration of the Plan.

The description of the Plan above is only a summary and is qualified by reference to the full text thereof which has been included as an annex to this Annual Report. See Exhibit 15.(a).1 incorporated by reference in this annual report.

Information in respect of options and restricted shares granted under the Plan is set forth below:

	Through December 31, 2014
	Number of options	Number of restricted shares
Granted	23,585,385	1,594,850
Shares issued upon exercises	(6,055,350)
Cancelled upon net exercises, expiration and forfeitures	(8,567,919)	(4,860)
Outstanding	8,962,116	1,589,990
Of which:
Exercisable	4,902,943	-
Vest in 2015	194,583	-
Vest in 2016	1,369,061	530,088
Vest in 2017	1,247,769	529,952
Vest in 2018	1,247,760	529,950

In 2014, following the approval of the Company’s Board of Directors, 3,897,270 share options and 1,594,850 restricted shares were granted to senior officers, managers and other employees of the Company and its subsidiary, compared to 292,500 share options granted during 2013. No restricted shares were granted in 2013. The vesting of the options and the earning of the restricted shares granted after June 2014 are subject to vesting or restriction periods and are also subject to performance conditions set by the Company's organs.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.          Major Shareholders

The following table sets forth certain information as of February 15, 2015, with respect to each person whom we believe to be the beneficial owner of 5% or more of our ordinary shares. Except where otherwise indicated, we believe, based on information furnished to us by the principal shareholders, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares. None of our major shareholders has any different voting rights than any other shareholder. See “Item 10B.3 Rights Attached to Shares”.

Name	Shares beneficially owned	Issued Shares (1)%	Issued and Outstanding Shares (1)%
S.B. Israel Telecom Ltd.(2)	48,050,000	29.93	30.48
Scailex Corporation Ltd. (3)	9,430,958	5.87	5.98
Phoenix-Excellence Group (4)	12,565,437	7.83	7.97
Meitav DS Group (5)	8,917,242	5.55	5.66
Psagot Investment House Ltd. (6)	9,418,855	5.87	5.97
Treasury shares (7)	2,887,710	1.80	–
Public (8)	69,274,084	43.15	43.94
Total	160,544,286	100.00	100.00

(1)
As shown above and used throughout this annual report, the term “Issued and Outstanding Shares” does not include any treasury shares held by the Company. Treasury shares, which are included in “Issued Shares”, have no voting, dividend or other rights under the Israeli Companies Law, as long as they are held by the Company (“dormant shares”).

(2)
S.B. Israel Telecom, an affiliate of Saban Capital Group, a private investment firm, based in Los Angeles, California, specializing in the media, entertainment and communications industries held on February 15, 2015, approximately 30.48% of our Issued and Outstanding shares and voting rights. S.B. Israel Telecom also purchased from Scailex 2,983,333 ordinary shares representing another, approximately 1.91% of our Issued and Outstanding shares and voting rights at that time, which shares are to be transferred by Scailex to S.B. Israel Telecom free and clear of any lien on one or more future deferred closing dates, subject to the conditions set forth in the share purchase agreement entered into between Scailex and S.B. Israel Telecom. See “Item 3D.3a 30.48% of our issued and outstanding shares and voting rights are held by S.B. Israel Telecom Ltd. our largest shareholder, who has a shareholders’ agreement with Scailex Corporation Ltd., whose holdings amounted to 5.98% of our issued and outstanding shares and voting rights as of February 15, 2015."

(3)
Scailex, an Israeli corporation listed on the Tel Aviv Stock Exchange, held on February 15, 2015, 9,430,958 shares which represent approximately 5.98% of our Issued and Outstanding shares and voting rights, of which 9,076,050 shares (which represent 5.76% of the Company’s issued and outstanding shares) are under the control of a court appointed receiver and the balance of 354,908 shares are not under the control of the receiver. The 9,430,958 shares do not include 750,000 shares that recently were transferred by Scailex to the trustees of noteholders of Scailex. See Item "3D.3a 30.48% of our issued and outstanding shares and voting rights are held by S.B. Israel Telecom Ltd. our largest shareholder, who has a shareholders’ agreement with Scailex Corporation Ltd., whose holdings amounted to 5.98% of our issued and outstanding shares and voting rights as of February 15, 2015."

(4)
Phoenix Holdings Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange (“Phoenix”), and Excellence Investments Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange (“Excellence”), which is controlled by Phoenix, hold shares in the Company (directly as well as through its wholly owned subsidiaries). (Phoenix, Excellence and their subsidiaries collectively, the “Phoenix-Excellence Group”). 1,935,000 shares of the 12,565,437 shares held by the Phoenix-Excellence Group, representing approximately 1.23% of our Issued and Outstanding shares and total voting rights, are registered in the Company’s Shareholders Register as part of the shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes.

(5)
Meitav DS Investments Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange, holds shares in the Company directly and indirectly (Meitav DS and their subsidiaries collectively, the “Meitav DS Group”). 805,000 shares of the 8,917,242 shares held by the Meitav DS Group, representing approximately 0.51% of our Issued and Outstanding shares and total voting rights, are registered in the Company’s Shareholders Register as part of the shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes.

(6)	Psagot Investment House Ltd. is an Israeli corporation listed on the Tel Aviv Stock Exchange.

(7)
Treasury shares do not have a right to dividends or to vote. During 2008, the Company purchased 4,467,990 shares a part of a buy-back plan. Under the Company's 2004 Equity Incentive Plan, the Company allocated to a trustee on behalf of the Company's employees 1,580,280 restricted shares which were allocated from the treasury shares. See "Item 6E.2 Equity Incentive Plan ".

(8)
The shares under “Public” include 4,448,583 shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes. These shares, together with 869,129 shares held by Scailex 1,935,000 shares held by the Phoenix-Excellence Group and 805,000 shares held by the Meitav DS Group, represent approximately 5.02% of our issued shares (approximately 5.11% of the Issued and Outstanding Shares). Under the terms of our mobile telephone license, the Israeli founding shareholders from among our founding shareholders and their approved substitutes must hold at least 5% of our issued and outstanding share capital and of each of our means of control. The Israeli founding shareholders must meet the requirements of “Israeli entities” which are defined as individuals who are citizens and residents of Israel and entities formed in Israel and controlled, directly or indirectly, by individuals who are citizens and residents of Israel, provided that indirect control is only through entities formed in Israel, unless otherwise approved by the Minister of Communications.

As of January 31, 2015, to the best of the Company’s knowledge, none of our directors and senior management held more than 1% of our outstanding ordinary shares, except as may be otherwise set forth above; their holdings have been included under “Public” in the table above. For information regarding options held by our senior management to purchase ordinary shares, see “6E- Share Ownership”.

We are not aware of any arrangements that might result in a change in control of our Company.

7A.1                PRINCIPAL SHAREHOLDERS

On January 29, 2013, approximately 30.87% of our issued and outstanding shares at that time were purchased by S.B. Israel Telecom Ltd., which is an affiliate of Saban Capital Group. S.B. Israel Telecom purchased shares representing at that time (i) approximately 28.82% of our issued and outstanding shares from Scailex, and (ii) approximately 2.06% of our issued and outstanding shares from Leumi Partners Ltd., a company wholly owned by Bank Leumi le-Israel B.M. S.B. Israel Telecom’s total holdings thus amounted to approximately 30.87% of our issued and outstanding shares and voting rights at that time, and Scailex’s holdings, when aggregated with those of its parent company at that time, Suny Electronics Ltd., amounted at that time to 17.12% of our issued and outstanding shares and voting rights. S.B. Israel Telecom also purchased from Scailex, on January 29, 2013, 2,983,333 ordinary shares of the Company representing another 1.91% of our issued and outstanding shares and voting rights at that time, which shares are to be transferred by Scailex to S.B. Israel Telecom free and clear of any lien on one or more future deferred closing dates, subject to the conditions set forth in the share purchase agreement entered into between Scailex and S.B. Israel Telecom. As of February 15, 2015 S.B. Israel Telecom held approximately 30.48% and Scailex, held approximately 5.98% of our issued and outstanding shares. See "7A Major Shareholders".

As our largest shareholder, S.B. Israel Telecom has the ability to significantly influence our business through its ability to appoint directors serving on our Board of Directors and thereby substantially control all actions that require approval by our Board of Directors. See "Item 3D.3a  30.48% of our issued and outstanding shares and voting rights are held by S.B. Israel Telecom Ltd. our largest shareholder, who has a shareholders’ agreement with Scailex Corporation Ltd., whose holdings amounted to 5.98% of our issued and outstanding shares and voting rights as of February 15, 2015. " and "7A  Major Shareholders".

S.B. Israel Telecom is not obligated to provide us with financial support or to exercise its rights as a shareholder in our best interests or in the best interests of our minority shareholders and noteholders, and it may engage in activities that conflict with such interests. If the interests of S.B. Israel Telecom conflict with the interests of our other shareholders and noteholders, those shareholders and noteholders could be disadvantaged by the actions that S.B. Israel Telecom may pursue. However, S.B. Israel Telecom is subject to the fairness duty of a controlling shareholder under the Israeli Companies Law, and, in the context of related party transactions, S.B. Israel Telecom is required to vote for the approval of transactions which are in favor of the Company.

7A.2                AGREEMENT BETWEEN THE TWO PRINCIPAL SHAREHOLDERS

On May 28, 2014, S.B. Israel Telecom filed an amendment to its Schedule 13D relating to its shareholdings in the Company.  In the amendment, it stated that Scailex and it had agreed to enter into arbitration proceedings. We have been informed by S.B. Israel Telecom that S.B. Israel Telecom and Scailex have thereafter mutually agreed to withdraw the request to commence arbitration proceedings.

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

It was also agreed between S.B. Israel Telecom Ltd. and Scailex, that Scailex retained the entitlement to dividends in respect of the 44,850,000 Ordinary Shares transferred to S.B. Israel Telecom Ltd. at closing (representing at that time approximately 28.82% of our issued and outstanding shares) out of the amount of distributable profits accrued as of December 31, 2012, up to an aggregate amount of approximately NIS 115,000,000.

7A.3                OTHER

On January 31, 2015, 11,632,081 ADSs (equivalent to 11,632,081 ordinary shares) or approximately 7.38% of our total Issued and Outstanding ordinary shares, were held of record by 55 registered holders in the United States. There were 7 registered holder accounts of the 55 with registered addresses outside of the United States. Certain accounts of record with registered addresses other than in the United States may hold our ordinary shares, in whole or in part, beneficially for United States persons. We are aware that many ADSs and ordinary shares are held of record by brokers and other nominees and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs and ordinary shares, or the number of ADSs and ordinary shares beneficially held by such persons.

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

Related agreement among Israeli founding shareholders

A shareholders agreement among the Israeli founding shareholders, or their approved substitutes, purports to establish the procedures, rights and obligations with respect to the appointment of the Israeli director. The Company's position, which is based among others upon a legal opinion from outside counsel, is that the arrangement set in this agreement with respect to the procedures, rights and obligations pertaining to the appointment of the Israeli director is not valid and the Company does not give effect to that arrangement and it acts according to the provision of its license and Articles of Association in connection with the appointment of the Israeli director. In November 2014, the agreement was amended and among other things, Israeli founding shareholders were removed from the Shareholders Agreement, leaving only Scailex (whose shares in the Company that constitute the holdings of Israeli founding shareholders are controlled by a court appointed receiver for the benefit of Scailex's noteholders)  and Suny Electronics Ltd. (who is controlled by a court appointed special functionary and whose shares in the Company constitute part of the holdings of Israeli founding shareholders) as parties to the Shareholders Agreement.

7B.2                TRANSACTIONS WITH SCAILEX

Samsung Products Agreement

On December 27, 2009, our audit committee and Board of Directors approved the existing perennial agreement with Scailex, our principal shareholder at the time, (as of October 28, 2009). The agreement was approved by our shareholders on April 28, 2010. Under the agreement, we purchase, from time to time, cellular handsets, accessories and spare parts which are manufactured by Samsung Electronics Ltd. and imported into Israel by Scailex.

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

In April 2013, our general meeting of shareholders approved an extension to the Amended Samsung Products Agreement for an additional period of two years commencing retroactively on January 1, 2013, under the same terms and conditions, including that the annual purchasing volumes from Scailex shall remain unchanged, which was approved by our audit committee and Board of Directors. The agreement terminated on December 31, 2014.

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

On October 28, 2009, following approval of our general meeting of shareholders, we entered into a registration rights agreement with Scailex, our principal shareholder at the time (since October 28, 2009 and until January 29, 2013), in which we granted Scailex the same rights as those granted to S.B. Israel Telecom under the registration rights agreement with S.B. Israel Telecom described above, and under similar terms and conditions. The registration rights agreement with Scailex determined that it will terminate upon the earlier of October 27, 2014 (five years from the date that Scailex became our principal shareholder) and such time as the holder can sell its ordinary shares into the United States public market pursuant to an exemption from the registration requirements of the Securities Act without regard to holding period, volume or manner-of-sale limitations.

7C.          Interests of Experts and Counsel

Not applicable.

ITEM 8.             FINANCIAL INFORMATION

8A.           Consolidated Financial Statements and Other Financial Information

Audited financial statements for the three fiscal years ended December 31, 2014, are included under “Item 18. Financial Statements.”

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

We have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure and consumer claims regarding, for example, our tariff plans and billing methods, which may result in civil liabilities or criminal penalties against us or our officers and directors. Plaintiffs in some of these proceedings have successfully sought or are seeking certification as class actions. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of counsel and on the Company’s estimate of the probable settlement amounts that are expected to be incurred, if such settlements are agreed by both parties. See Note 18 to the consolidated financial statements for further information regarding litigation and proceedings of which we are currently aware. See also "Item 3D.2n We are exposed to, and currently engaged in, a variety of legal proceedings, including requests to approve lawsuits as class actions related primarily to our network infrastructure and consumer claims."

The litigations described below involve claims for which requests for certification as class actions were filed and which specify an amount of damages, and which we consider may have a potentially material effect on the Company. The total amount of pending claims (claims which have not been dismissed by the court or settled) made by plaintiffs in the litigations described below is NIS 8.9 billion.

1.
On April 12, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charges its subscribers for certain content services without their consent. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 343 million. The parties have failed to reach a settlement agreement and proceedings have resumed.

2.
On May 23, 2010, a claim and a motion to certify the claim as a class action were filed against the Company and all other cellular operators. The claim alleges that the Company, as well as the other defendants, is breaching its contractual and/or legal obligation to erect cellular sites in the appropriate scope, quantity and coverage in order to provide cellular services in the required and appropriate quality. The plaintiffs claimed that this omission also causes, inter alia, monetary damages caused to consumers as a result of lack of sufficient coverage, including call disconnections, insufficient voice quality etc., as well as a significant increase in the non-ionized radiation that the public is exposed to mainly from the cellular telephone handset.

In addition, it is claimed that the Company and the other defendants are breaching their contractual and/or legal obligation to ensure and/or check and/or repair and/or notify the consumer, that after repair and/or upgrade and/or exchange of cellular handsets, the handsets may emit radiation in levels that exceed the levels of radiation as set forth by the manufacturer in the handset data and even exceeds the maximum permitted levels set forth by law. In addition, it was claimed that the Company and the other defendants do not fulfill their obligation to caution and warn the consumers of the risks involved in holding the handset and the proximity of the handset to the body while carrying it and during a phone call. In addition, it was claimed that if the handsets marketed by the Company and the other defendants emit non-ionizing radiation above the permitted level, at any distance from the body, then the marketing and sale of such handsets is prohibited in Israel. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 3.677 billion.  In November 2013 the parties filed a request to approve a settlement agreement and in February 2014 the parties filed a request to approve a revised settlement agreement. The settlement agreement also includes a claim and a motion to certify the claim as a class action that was filed in a similar matter as set forth in section 4 below. In July 2014, the court approved the settlement agreement and in October 2014 the plaintiffs filed an appeal with the Supreme Court.

3.
On September 7, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company unlawfully charges its customers for services of various content providers, which are sent through text messages (SMS). If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 405 million. The claim has not yet been certified as a class action.

4.
On June 6, 2011, a claim and a motion to certify the claim as a class action were filed against the Company and the three other cellular operators. The claim alleges that the Company sell or supply accessories that are intended for carrying cellular handsets on the body, in a manner that contradicts the instructions and warnings of the cellular handset manufacturers and the recommendations of the Ministry of Health, all this without disclosing the risks entailed in the use of these accessories when they are sold or marketed. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 1,010 million. On November 7, 2013, the parties filed a request to approve a settlement agreement and on February 5, 2014, the parties filed a request to approve a revised settlement agreement. The settlement agreement also includes a claim and a motion to certify the claim as a class action that was filed in a similar matter as set forth in section 2 above. In July 2014 the court approved the settlement agreement and in October 2014 the plaintiffs filed an appeal with the Supreme Court.

5.
On October 5, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company enables its customers to subscribe to a content back up service for cellular handsets without informing them in cases in which the handset does not support the service or only partially supports such service. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 117 million. In November 2014 the claim was dismissed and in January 2015 the plaintiff filed an appeal with the Supreme Court.

6.
On February 6, 2012, a claim and a motion to certify the claim as a class action were filed against the Company and other cellular operators. The claim alleges that the Company, as well as the other defendants does not comply with the requirements set by the Equal Rights for People with Disabilities (Accessibility to Telecommunications Services and Telecommunications Devices) Regulations of 2009. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 120 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

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

10.
On April 1, 2014, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charged its customers for cellular internet services abroad not in accordance with the subscriber agreement. If the claim is recognized as a class action, the total amount claimed from Partner is estimated by the plaintiff to be approximately NIS 2 Billion. The claim is still in its preliminary stage of the motion to be certified as a class action.

11.
On July 15, 2014, a claim and a motion to certify the claim as a class action were filed against the Company and against additional cellular operators and content providers. The claim alleges that the cellular operators, including the Company, breached legal provisions and provisions of their licenses and thereby created a platform that led to the customers' damages alleged in the claim.

If the lawsuit is recognized as a class action the total amount claimed against all of the defendants is estimated by the plaintiff to be approximately NIS 300 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

With respect to the following claims which totaled an amount of NIS 3.5 billion, the Company has reached settlement agreements (as noted below, some settlement agreements are still subject to court approval) or the claim has been dismissed and the Company does not believe that they will have a material adverse affect on the Company individually or in the aggregate.

1.
On April 22, 2009, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charges certain subscribers for certain calls not according to their rate plan. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 187 million. The Parties filed a number of settlement agreements which were submitted for the court's approval and the latest revised settlement agreement was filed on June 12, 2014.

2.
On March 2, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company increased tariffs for its business subscribers not in accordance with their agreements. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 139 million. On September 3, 2013, a settlement agreement was signed which was submitted for the court's approval. In November 2013, the plaintiff filed an objection to the settlement agreement and in March 2014 the court approved the settlement agreement.

3.
On February 15, 2012, a claim and a motion to certify the claim as a class action were filed against 012 Smile and other telecommunication operators. The claim alleges that the defendants misled the purchasers of prepaid calling cards designated for international calls with respect to certain bonus minutes. The total amount claimed against 012 (and against each of the other defendants) if the claim is recognized as a class action is estimated by the plaintiff to be NIS 2.7 billion. On May 26, 2013, the court approved a settlement agreement filed by the parties and regarding an additional lawsuit, dealing with similar issues, as set forth in section 4 below. The parties submitted a revised settlement agreement in December 2014 that was approved by the court in January 2015.

4.
During 2008, several claims and motions to certify the claims as class actions were filed against several international telephony companies including 012 Smile. The plaintiffs allege that with respect to prepaid calling card services, the defendants misled the consumers regarding certain issues, charged consumers in excess, and formed a cartel that arranged and raised the prices of calling cards. On November 3, 2010, the court granted the plaintiffs' request and certified the lawsuit as a class action against all of the defendants. The total amount of damages claimed by the plaintiff against 012 Smile is approximately NIS 128 million. On May 26, 2013, the court approved a settlement agreement filed by the parties regarding an amended request and regarding an additional lawsuit, dealing with similar issues in an amount of NIS 2.7 billion, as set forth in section 3 above.  The parties submitted a revised settlement agreement in December 2014 that was approved by the court in January 2015.

5.
On January 9, 2012, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company did not comply with the provisions of the Israeli Consumer Protection Law and its license with respect to the manner of handling customer complaints regarding incorrect charges and that as a result the group members suffered non pecuniary damages as a result of anguish and a waste of their time. If the claim had been recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 392 million. The claim was dismissed in February 2015.

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

1.
On July 14, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner is breaching its contractual and/or legal obligation and/or is acting negligently by charging V.A.T for roaming services that are consumed abroad. If the claim is recognized as a class action, the plaintiff demands to return the total amount of V.A.T that was charged by Partner for roaming services that were consumed abroad The plaintiff also pursues an injunction that will order Partner to stop charging VA.T for roaming services that are consumed abroad. In August 2014 the claim was dismissed and in October 2014 the plaintiff filed an appeal with the Supreme Court.

2.
On August 21, 2011, a claim and a motion to certify the claim as a class action were filed against the Company and two other cellular operators. The claim alleges that Partner charges its customers for calls executed abroad by rounding up the actual duration of the call based on an interval that differs from that set out in its licenses. If the claim is recognized as a class action, the total amount claimed from Partner is estimated by the plaintiff to be at least the amount within the authority of the District Court in Israel, which is NIS 2.5 million. On September 6, 2012, the court dismissed the claim and the request. In November 2012 the plaintiff submitted an appeal to the Supreme Court in Jerusalem. In January 2015 the appeal was dismissed.

3.
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

During 2014, no new criminal proceedings were brought against us concerning the erection of network sites without building permits. As of December 31, 2014, two criminal proceedings were pending against us concerning the erection of network sites without building permits, none of which was pending against our officers and directors. We are currently negotiating with the relevant local authorities to reach a settlement regarding the relocation of affected sites or obtaining building permits for those sites. Settlements of previous criminal proceedings brought against us resulted in Partner, but not its officers or directors, admitting guilt and paying a fine, and also resulted in the imposition of demolition orders for the relevant sites, the execution of which have been stayed for a period of time to allow us to obtain the necessary permits or to relocate the relevant network site.

8A.2           Dividend Distribution Policy

Our Articles of Association allow for our Board of Directors to approve all future dividend distributions, without the need for shareholder approval, subject to the provisions governing dividends under the Israeli Companies Law.

On March 16, 2010, the Board of Directors approved a dividend policy for 2010 targeting a minimum of 80% payout ratio of annual net income for the year ending December 31, 2010 and on February 22, 2011 the Board of Directors reaffirmed the dividend policy for 2011. For the year 2011, the Company distributed dividends (with respect to the first three quarters of 2011), which in the aggregate represented a payout ratio of approximately 80% of our annual net income for the year. The Board of Directors decided not to distribute additional dividends for the year 2011 in light of the loss recorded for the fourth quarter 2011 and considering that the total amount of dividends already distributed for 2011was already equivalent to approximately 80% of the annual net profit for the year. On March 21, 2012, the Board of Directors reaffirmed the existing dividend policy with respect to 2012, targeting a minimum of 80% payout ratio of the Company’s annual net profit.

The Board of Directors resolved on September 19, 2012, to cancel the existing dividend policy for 2012, and to assess dividend distributions (and their scope) from time to time, by reference to, inter alia, the Company’s cash flow, profitability, debt level, debt coverage ratios and the business environment in general. For the years ended December 31, 2013 and 2014, no dividend has been declared by the Company.  For risks relating to future payments of dividends see “Item 3D.2u Based on a decision of the Board of Directors in 2012, dividend distributions are assessed from time to time on the basis of various factors. There can be no assurance that dividends will be declared or, if they are, at what level. "

We intend to pay any dividends which may be declared in shekels. Under current Israeli regulations, any dividends or other distributions paid in respect of ordinary shares may be freely repatriated in non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on or withheld from such dividends. Because exchange rates between the shekel and the US dollar fluctuate continuously, a holder of ADSs will be subject to currency fluctuation generally and, particularly, between the date when dividends are declared and the date dividends are paid.

8B.          Changes

No significant change has occurred since December 31, 2014, except as otherwise disclosed in this annual report. See also “Item 5D.2 Outlook”.

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

	NASDAQ		Tel Aviv Stock Exchange
	($ per ADS)		(NIS per ordinary share)
	High	Low	High	Low

2010	24.13	15.17	94.29	59.00

2011	20.62	8.63	74.00	32.92

2012	9.23	3.12	35.35	12.37

2013
First Quarter	6.30	5.46	23.26	20.30
Second Quarter	7.16	6.06	25.53	21.99
Third Quarter	8.11	6.18	29.15	22.61
Fourth Quarter	9.75	7.82	35.00	22.87

2014
First Quarter	9.41	8.40	32.93	30.81
Second Quarter	9.57	7.81	33.10	26.89
Third Quarter	7.72	6.81	27.67	24.85
Fourth Quarter	7.35	5.05	27.33	20.14

September 2014	7.62	7.05	27.67	26.23
October 2014	7.35	6.51	27.33	24.97
November 2014	6.52	5.81	24.95	22.55
December 2014	6.15	5.05	24.06	20.14
January 2015	4.99	3.29	19.54	12.22
February 2015	3.93	3.25	15.91	12.66
March 2015 (through March 4)	3.85	3.75	15.76	15.19

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

10B.2                THE POWERS OF THE DIRECTORS

The power of our directors to vote on a proposal, arrangement or contract in which the director is personally interested is limited by the relevant provisions of the Israeli Companies Law and our Articles of Association. In addition, the power of our directors to vote compensation to themselves or any members of their body, requires the approval of the compensation committee, the Board of Directors and the general meeting of shareholders. Generally, the Annual Meeting of the Shareholders must be convened to elect directors and a shareholders meeting could terminate the term of office of directors. In addition, our Articles of Association provide that, in certain circumstances relating to our compliance with the license, our Board of Directors may remove any director from the Board of Directors by a resolution passed by 75% or more of the directors present and voting at the relevant meeting. See also "Item 6C Board Practices”.

10B.3                RIGHTS ATTACHED TO SHARES

Our registered share capital consists of a single class of 235 million ordinary shares, par value NIS 0.01 per share, of which 160,544,286 ordinary shares were issued and 157,656,576 were issued and outstanding as of January 31, 2015. See “Item 7A.1 Principal Shareholders”. All outstanding ordinary shares are validly issued and registered. The rights attached to our ordinary shares are described below.

Dividend Rights

Holders of ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The Board of Directors may propose and approve distribution of a dividend with respect to any fiscal year or quarter only out of profits, subject to the provisions of the Israeli Companies Law. See “Item 10E Taxation.”

Shares which are treated as dormant under section 44.6 of our Articles of Association (under circumstances relating to compliance with our license) retain the rights to receive dividends or other distributions to shareholders, and to participate in rights offerings, but no other rights. See "Item 4B.13e Our Mobile Telephone License”.

One year after a dividend has been declared and is still unclaimed, the Board of Directors is entitled to invest or utilize the unclaimed amount of the dividend in any manner to the benefit of the Company until it is claimed. We are not obligated to pay interest or linkage on an unclaimed dividend.

Voting Rights

Holders of issued and outstanding ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders either in person or by proxy. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital. In the event that a quorum is not present within thirty minutes of the scheduled time, the shareholders’ meeting will be adjourned to the same day of the following week, or the next business day thereafter, at the same time and place, or such time and place as the Board of Directors may determine. If at such reconvened meeting a quorum is not present after the lapsing of 30 minutes from the time appointed for holding the meeting, one or more shareholders present in person or by proxy holding or representing in the aggregate at least 10% of the voting rights in the Company will generally constitute a quorum. Any shareholder seeking to vote at a general meeting of our shareholders must first notify us if any of the shareholder’s holdings in the Company requires the consent of the Ministry of Communications. The instructions of a shareholder will not be valid unless accompanied by a declaration by the shareholder as to whether or not the shareholder’s holdings in the Company or the shareholder’s vote requires the consent of the Ministry of Communications due to a breach by the shareholder of the restrictions on transfer or acquisition of means of control, or provisions regarding cross-ownership with other mobile telephone operators or shareholdings or agreements which may reduce or harm competition. If the shareholder does not provide such certification declaration, his instructions will be invalid and his vote not counted.

An ordinary resolution, such as a resolution for the election of directors (excluding external directors), or the appointment of auditors, requires approval by the holders of a majority of the voting rights represented at the meeting, in person or by proxy, and voting thereon. Under our Articles of Association, resolutions such as a resolution amending our Articles of Association or approving any change in the share capital, liquidation, changes in the objectives of the company, or the name of the company, or other changes as specified in our Articles of Association, requires approval of a special majority, representing the holders of no less than 75% of the voting rights represented at the meeting, in person or by proxy, and voting thereon.

Under our Articles of Association our directors are generally elected by an ordinary majority of the shareholders at each duly convened annual meeting, and serve until the next annual meeting, and our external directors are elected in accordance with applicable law and/or relevant stock exchange rules applicable to us; or until their respective successors are elected and qualified, whichever occurs first, or in the case of Israeli directors who are appointed by the founding Israeli shareholders, generally upon a written notice signed by at least two of the founding Israeli shareholders who are the record holders of at least 50% of minimum Israeli holding shares1, addressed to the Company’s company secretary indicating his appointment, until their respective successors are elected upon such notice. In each annual meeting the directors that were elected at the previous annual meeting are deemed to have resigned from their office, excluding the external directors, who according to the Israeli Companies Law, are elected for a period of three years and the Israeli director whose appointment is terminated generally by a written notice by himself or by the founding Israeli shareholders. A resigning director may be reelected. Each ordinary share represents one vote. No director may be elected or removed on the basis of a vote by dormant shares. The ordinary shares do not have cumulative voting rights in the election of directors.

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

1 The Board of Directors is submitting for shareholder approval amendments to the Company's Articles of  including to amend the appointment process to require a notice by at least two founding Israeli shareholders (i) who  are the record holders of more than 50% of minimum Israeli holding shares, or (ii) who hold in the aggregate the highest number of minimum Israeli holding shares among the founding Israeli shareholders, and to prohibit participation in any such appointment by any founding Israeli shareholder who has specified connections to a competing MRT operator (as defined in the license) of the Company.

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

Our Compensation Policy allows us to allocate in addition to shares, restricted shares.  For rights attached to restricted shares see "Item 6E.2 Equity Incentive Plan ".

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

10B.5                ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

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

One or more shareholders holding (alone or in the aggregate), 1% or more of the share capital of the Company may request that the Board of Directors include an issue on the agenda of a general meeting of shareholders (including the nomination of a candidate to the board of directors), provided that such issue is suitable to be discussed in the general meeting of shareholders. Pursuant to an amendment to regulations promulgated under the Israeli Companies Law, effective from July 2014, said shareholder request should be submitted to the company within three or seven days (depending on the type of resolution dealt with in the convened meeting) following publication of the Company’s notice with respect to its general meeting of shareholders, or, if the Company publishes a preliminary notice stating its intention to convene such meeting and the agenda thereof, within fourteen days of such preliminary notice. Any such proposal must further comply with the information requirements and time frames under Israeli law.

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

10C.        Material Contracts

Network sharing agreement. In November 2013, the Company entered into a 15- year Network Sharing Agreement with HOT Mobile, which remains subject to approval by the Ministry of Communications. Pursuant to the Network Sharing Agreement, the parties created a 50-50 joint venture, which is intended to operate and develop a cellular network to be shared by both parties, starting with a pooling of both parties' radio access network infrastructures to create a single shared radio access network. See "Item 4B.9 Our Network".

Fixed-line transmission services. In April 2012, we signed a five- year agreement with Bezeq effective as of January 1, 2012, for the supply of transmission services for use in Partner’s mobile network. The agreement replaces an earlier transmission agreement between the parties from 2008. The transmission services to be purchased in accordance with this agreement, together with the use of the Company’s own transmission network, will allow Partner to meet all its transmission requirements, at an improved cost during the next five years. Partner’s minimum annual commitment was NIS 57 million for the year 2013 and will gradually increase to NIS 71 million for the year 2016 due to the increase in the scope of the capacity to be purchased in accordance with the layout agreed upon by the parties.  The minimum commitment as of December 31, 2014 is NIS 140 million.

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

Samsung Product Agreement. In April 2010, the shareholders of the Company approved and ratified a perennial agreement with Scailex, our principal shareholder at the time (as of October 28, 2009), (the “Samsung Products Agreement”), to purchase, from time to time, cellular handsets, accessories and spare parts manufactured by Samsung Electronics Ltd. that are imported to and marketed in Israel by Scailex (the “Products”). The Samsung Products Agreement also provides for repair services of such Products and additional commercial arrangements between Scailex and the Company regarding annual purchase volumes of the Products and annual gross profit-margin of Scailex from transactions with the Company. See “Item 7B.2 Transactions With Scailex”. The agreement terminated on December 31, 2014.

Registration Rights Agreement. We have entered into registration rights agreements with Scailex and S.B, Israel Telecom, our principal shareholders, in which we granted our principal shareholders the right to require us to register ordinary shares held by them under the US Securities Act. See “Item 7B.3 Registration Rights ”.

Network upgrade and deployment of fourth generation network. On October 25, 2010, we entered into an agreement with Ericsson for the upgrade of our existing networks and the deployment of our fourth generation network in Israel until the end of 2014. Deliverables and services that we were entitled to that were not provided by Ericsson are to be provided by Ericsson during 2015. We have extended the initial period by an additional period of one year for the provision of support and maintenance services and have an option to extend the agreement by nine additional periods of one year each. See “Item 5A.1e Agreement for the Upgrade of Our Existing Networks and the Deployment of Fourth Generation Network in Israel”.

Med Nautilus Agreement. We have an agreement with Med Nautilus for the provision of international capacity services through submarine infrastructure, which connects countries bordering the Mediterranean Sea to all major Western European countries and from there to the rest of the world until 2023 with an option to extend the agreement until 2027.

Right of Use Agreement with HOT Mobile.  Partner and HOT Mobile entered into a right of use agreement, which took effect on November 8, 2013, and is valid until January 4, 2017. Under the right of use agreement, Partner provides services to HOT Mobile in the form of a right of use to Partner's radio cellular network. According to the right of use agreement, HOT Mobile pays Partner fixed base payments with additional variable payments based, among other things, on traffic volume exceeding a defined threshold.  See "Item 4B.9 Our Network".

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

10E.        Taxation

Israeli Tax Considerations

The following discussion is not intended, and should not be construed, as legal or professional tax advice and should not be relied on any specific case since it does not exhaust all possible tax considerations.

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

Tax on Capital Gains of Shareholders

•
General. Israeli law generally imposes a capital gains tax on the sale of capital assets by residents of Israel as defined for Israeli tax purposes, and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of our Shares by some of our shareholders (see discussion below). The Israeli Income Tax Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus”. Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the CPI between the date of purchase and the date of sale. On 2012 and 2013 the real capital gain accrued on the sale of our Shares was generally taxed at a rate of 25% for corporations (26.5% as of 2014) and a rate of up to 25% for individuals. Additionally, if such individual shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale (i.e., if such individual shareholder holds directly or indirectly, along with others, at least 10% of any means of control in the company, including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director), the tax rate will be up to 30%.

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

Please note that an individual Israeli tax resident may be required to pay up to 48% on his yearly taxable income, subject to certain exceptions. In addition, as of January 1, 2013, an individual Israeli tax resident is required to pay an additional tax at the rate of 2% on his yearly taxable combined income from any source exceeding NIS 811 thousands.

Corporations

Shareholders who are corporations will be generally subject to tax at the corporate tax rate on the realized capital gain as described in “General Corporate Tax Structure” in Item 10E above.

Different taxation rules may apply to shareholders who purchased the Shares prior to January 1, 2009 or prior to the listing on the Tel Aviv Stock Exchange or the Nasdaq Global Market. Such Shareholders should consult with their own tax advisors for the tax consequences upon sale.

In general, a partnership will be a transparent entity for tax purposes and the investors will be subject to tax with respect to their share in accordance with the tax rate applies individually.

In general, under the Israel Tax Ordinance, public institutions are exempt from tax.

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

In the event of actual payment of any dividends on our ordinary shares the following withholding rates will be applied: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25% (iii) non-Israeli residents – 25%, subject to a reduced tax rate under an applicable double tax treaty; (iv) Israeli resident individual who is a Significant Shareholder – 30%; and (v) non -Israeli resident who is a Significant Shareholder – 30%, subject to a reduced tax rate under an applicable double tax treaty. Nevertheless, if the Shares are held through a Nominee Company, as defined in the Israel Securities Act, the withholding tax rate for shareholders under (iv) and (v) above shall be 25% (subject to a reduced tax rate under an applicable double tax treaty for non-Israeli residents).

A non-resident of Israel that has received a dividend income derived from an Israeli corporation, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided that such income was not connected to or derived from a trade or business conducted in Israel by such person.

Repatriation

Non-residents of Israel who acquire any of the Shares of the Company will be able to repatriate dividends, liquidation distributions and the proceeds from the sale of such shares in non-Israeli currencies at the rate of exchange prevailing at the time of repatriation provided that any applicable Israel income tax has been paid, or withheld, on such amounts. US holders should refer to the “United States Federal Income Considerations” section below with respect to the US federal income tax treatment of foreign currency gain or loss.

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

Certain US holders (including individuals) are eligible for reduced rates of US federal income tax in respect of “qualified dividend income”. For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet certain minimum holding period requirements and the non-US corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the US Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares and ADSs should constitute qualified dividend income for US federal income tax purposes. We anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US holders. In computing foreign tax credit limitations, non-corporate US Holders may take into account only a portion of a qualified dividend to reflect the reduced US tax rate applicable to such dividend. Individual US holders of ordinary shares or ADSs are urged to consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular situation and regarding the computations of their foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

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

US holders who hold ordinary shares or ADSs through an Israeli stockbroker or other Israeli intermediary may be subject to an Israeli withholding tax on any capital gains recognized if the US holder does not obtain approval of an exemption from the Israeli Tax Authorities. See ”Israeli Tax Considerations” above. US holders are advised that any Israeli tax paid under circumstances in which an exemption from such tax was available will not give rise to a deduction or credit for foreign taxes paid for US federal income tax purposes. US holders are advised to consult their Israeli stockbroker or intermediary regarding the procedures for obtaining an exemption.

If a US holder receives NIS upon the sale of ordinary shares, that US holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the ordinary shares and the date the sales proceeds are converted into US dollars.

Passive Foreign Investment Company Rules

A non-US corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if (i) at least 75% of its gross income consists of passive income, (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person) and gains on the disposition of certain minority interests or (ii) at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2014. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares, ADSs and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences. These consequences may include having the gains that are realized on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges with respect to certain dividends and gains and on the sale or other disposition of the ordinary shares or ADSs. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above). In addition, if a US holder holds ordinary shares or ADSs in any year in which we are treated as a PFIC, such US holder will be subject to additional tax form filing and reporting requirements.

Application of the PFIC rules is complex. US holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership of our ordinary shares or ADSs.

Information Reporting and Backup Withholding

Dividend payments with respect to ordinary shares or ADSs and proceeds from the sale, exchange or other disposition of ordinary shares or ADSs may be subject to information reporting to the Internal Revenue Service (the “IRS”) and possible US backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN or IRS W-8BEN-E) in connection with payments received in the United States or through certain US-related financial intermediaries.

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

We have liabilities in NIS linked to the CPI and in foreign currencies. The following table provides information derived from the financial statements about these liabilities as of December 31, 2013 and 2014.

Non-Derivative Instruments

	As of December 31, (NIS equivalent in millions, except percentages)
	2014		2013
	Fair Value	Book Value	Fair Value	Book Value

NIS-denominated debt linked to the CPI (1)

Long-term fixed Notes payable series B due 2016	254	243	387	365
Weighted average interest rate payable		3.4%		3.4%
Long-term fixed Notes payable series C due 2018	750	701	766	702
Weighted average interest rate payable		3.35%		3.35%
Long-term bank borrowing bearing fixed interest	557	532	567	532
Weighted average interest rate payable		2.75%		2.75%
Long-term bank borrowing bearing fixed interest	216	199	221	200
Weighted average interest rate payable		3.42%		3.42%
Other payables (2)	1	1	1	1

NIS-denominated debt not linked to the CPI
Long-term variable interest Notes payable series D due 2021	538	542	537	541
Weighted average interest rate payable		1.82%		2.63%
Long-term fixed Notes payable series E due 2017	607	556	808	739
Weighted average interest rate payable		5.5%		5.5%

Long-term bank borrowing bearing variable interest (2)	152	152	152	152
Weighted average interest rate payable		2.08%		2.83%
Long-term bank borrowing bearing fixed interest	176	150	292	250
Weighted average interest rate payable		5.70%		5.70%
Long-term bank borrowing bearing fixed interest	200	200
Weighted average interest rate payable		3%

Trade payables and others (2)	662	662	614	614

Debt denominated in foreign currencies (2)

Trade payables denominated in USD	187	187	75	75

Trade payables denominated in other foreign currencies (mainly Euro)	46	46	168	168

Total	4,346	4,171	4,588	4,339

(1)	Amounts due for payment of principal and interest are adjusted according to the CPI. See “Item 5B Liquidity and Capital Resources”.

(2)	Book value approximates fair value.

11B.        Foreign Exchange and Inflation

Substantially all of our revenues and a majority of our operating expenses are denominated in NIS. However, in 2014, between one fifth and one quarter of our operating expenses were linked to non-NIS currencies, mainly the US dollar. These expenses related mainly to the acquisition of handsets and other equipment where the price paid by us is based on various foreign currencies, mainly the US dollar. Since May 2013, we do not enter into derivative transactions and thus we are exposed to the aforementioned foreign currency fluctuations. We do not hold or issue derivative financial instruments for trading purposes. In addition, a substantial amount of our capital expenditures are incurred in, or linked to, non-NIS currencies, mainly the US dollar. See Note 6 to the consolidated financial statements for description of the market risks.

Our Notes payable series B, C and our bank borrowings in a total principal amount of NIS 1,675 million as of December 31, 2014, are currently in NIS and are linked to the CPI. We may not be able to raise our tariffs pursuant to our license in a manner that would fully compensate for any increase in the CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our finance expenses without an offsetting increase in revenue. In 2014, the CPI effective as of December 31, 2014, decreased 0.1%, compared to the CPI effective as of December 31, 2013, causing expenses of NIS 3 million in our finance costs, net, compared to an increase of 1.9% in 2013, which caused expenses of NIS 46 million in finance costs, net. See Note 22 to the consolidated financial statements.

Sensitivity analysis

A change of the CPI as at December 31, 2014, would increase (decrease) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels in millions

December 31, 2014
Increase in the CPI of	2.0%	(34)	(34)
Decrease in the CPI of	(2.0)%	34	34

A change of the USD exchange rate as at December 31, 2014, would increase (decrease) equity and profit in 2014 by the amounts shown below as regards assets and liabilities as of December 31, 2014, and expected capital expenditure purchases in 2015.  The analysis below does not take into account the effect of any change in USD with respect to possible future commitments and other future expected purchases in US dollars, since the Company believes that it will be able to adjust NIS prices for goods and services it sells in the Israeli market to reflect any significant increases in cost resulting from changes in the NIS-USD exchange rate. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels in millions

December 31, 2014
Increase in the USD of	10%	(27)	(27)
Decrease in the USD of	(10)%	27	27

11C.        Interest rates

Since some of our notes payable and non-current borrowings bear variable interest rate, changes in interest rates cause cash flow risks. As of December 31, 2014, our Notes payable series D in a principal amount of NIS 542 million, and our bank borrowings in a principal amount of NIS 152 million bear variable rates of interest.

Sensitivity analysis

An increase (decrease) of 1% interest rates during 2014 in respect of our notes payable and non-current borrowings bearing variable interest would have resulted in an annual increase (decrease) in interest expenses of NIS 7 million. This analysis assumes that all other variables remain constant.

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

Amounts received from the Depository

During 2014, the Company received from Citibank payments in the amount of approximately $608,379.

ITEM 13.           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.           CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2014. Disclosure controls and procedures means controls and other procedures designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures in place as of December 31, 2014, were effective.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014, based on the framework for Internal Control-Integrated Framework (2013) set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014.

Our internal control over financial reporting as of December 31, 2014, has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, as stated in their report which is included under Item 18.

(c) Attestation report of the registered public accounting firm. The attestation report of Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, regarding the Company’s internal control over financial reporting is included under Item 18.

(d) Changes in Internal Control Over Financial Reporting. There were no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2014, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, our independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), have served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2014, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by PwC to Partner in 2013 and 2014.

	2013	2014
	(NIS thousands)	(NIS thousands)

Audit Fees (1)	2,112	2,329
Audit-related Fees (2)	293	275
Tax Fees (3)	329	455
TOTAL	2,734	3,059

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

Exhibit No.	Description

1.1+>>>	Articles of Association last updated and approved on April 11, 2013
**1.2	Partner’s Certificate of Incorporation
**1.3	Partner’s Memorandum of Association
**2.(a).1	Form of Share Certificate
^^2.(a).2	Amended and Restated Deposit Agreement Between Partner and the Bank of New York
^^^^2.(a)3	Amended and Restated Deposit Agreement Between Partner and Citibank N.A.
^2.(b).1	Form of Indenture between Partner and the Trust Company of Union Bank Ltd.
>>>>2.(b).2	Trust Deed
>>>>2.(b).3	Amendment no. 1 to the Trust Deed of November 26, 2009
^4.(a).1	Restatement of the Relationship Agreement dated April 20, 2005
>>>>4.(a).1.1	Letter of Undertaking by which Scailex entered into the Restated Relationship Agreement with the Company, October 28, 2009

+>>4.(a).1.2	Letter of Undertaking by which S.B. Israel Telecom entered into the Restated Relationship Agreement with the Company, January 29, 2013
**4.(a).2
License from the Israeli Ministry of Communications issued April 8, 1998, as amended by the amendments filed with the SEC as exhibits to our annual reports on Form 20-F for each of the years ended December 31, 2000, through December 31, 2010 (the “Amended License”).

**4.(a).4	License Agreement for use of the Orange Brand in Israel dated September 14, 1998
#+>4.(a).4.1	Restated Amendment, dated as of January 31, 2012,to the Brand License Agreement dated 14 September 1998
**4.(a).5	Brand Support/Technology Transfer Agreement dated July 18, 1999
**4.(a).6	Agreement with Ericsson Radio Systems AB dated May 28, 1998
#++4.(a).7	Agreement with LM Ericsson Israel Ltd. dated November 25, 2002
**4.(a).9	Lease Agreement with Mivnei Taasia dated July 2, 1998
^^^4.(a).13	Asset Purchase Agreement with Med-1 dated as of January 22, 2006
4.(a).14-57	[reserved]
>4.(a).58	Special License from the Israeli Ministry of Communications for the Provision of Fixed-Line Domestic Transmission and Data Communications Services issued August 14, 2006.
>4.(a).59	Amendment No. 1 to Special License for the Provision of Fixed-Line Domestic Transmission and Data Communications Services issued September 10, 2006.
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
4.(a).85+>>> 4.(a).86+>>> 4.(a).87+>>> 4.(a).88+>>> 4.(a).89+>>> 4. 4.(a).90 4. 4.(a).91 4. 4.(a).92 4. 4.(a).93 4. 4.(a).94 4. 4.(a).95 4. 4.(a).96 4. 4.(a).97
Amendment No. 69 to our License from the Israeli Ministry of Communications
Amendment No. 70 to our License from the Israeli Ministry of Communications
Amendment No. 71 to our License from the Israeli Ministry of Communications
Amendment No. 72 to our License from the Israeli Ministry of Communications
Amendment No. 73 to our License from the Israeli Ministry of Communications
Amendment No. 74 to our License from the Israeli Ministry of Communications
Amendment No. 75 to our License from the Israeli Ministry of Communications
Amendment No. 76 to our License from the Israeli Ministry of Communications
Amendment No. 77 to our License from the Israeli Ministry of Communications
Amendment No. 78 to our License from the Israeli Ministry of Communications
Amendment No. 79 to our License from the Israeli Ministry of Communications
Amendment No. 80 to our License from the Israeli Ministry of Communications
Amendment No. 81 to our License from the Israeli Ministry of Communications

#>>>>4.(b).1	Addendum to Lease Agreements from November 1, 2002 and Lease Agreements in Beit Ofek
>>>>4.(b).2	Registration Rights Agreement with Scailex
4.(b).3+>>>	Registration Rights Agreement with S.B. Israel Telecom Ltd.

+>>6.	See Note 2x to the consolidated financial statements for information explaining how earnings (loss) per share information was calculated.
8.	List of Subsidiaries (see “Item 4C – Organizational Structure”).
10.1	Consent of Kesselman & Kesselman
10.2	Consent of Giza Singer Even Ltd.
12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.(a).1	2004 Equity Incentive Plan as approved by the Board of Directors on June 18, 2014
15.(b).1+>>>	Compensation Policy adopted on October 17, 2013 (incorporated by reference to Exhibit C from the Company's Current Report on Form 6-K (file No. 001-14968) filed on September 12, 2013)

**	Incorporated by reference to our registration statement on Form F-1 (No. 333-10992).
++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002.
+++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003.
^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004.
^^	Incorporated by reference to our registration statement on Form F-6 (No. 333-132680).
^^^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005.
^^^^	Incorporated by reference to our registration statement on Form F-6 (No. 333-177621).
>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2006.
>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2007.
>>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2009.
>>>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2010.
+>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2011.
+>> +>>>
Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2012.
Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2013.

#	Confidential treatment requested.

Confidential material has been redacted and has been separately filed with the Securities and Exchange

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Partner Communications Company Ltd.

By: /s/ Haim Romano

Chief Executive Officer

March 11, 2015

By: /s/ Ziv Leitman

Chief Financial Officer

March 11, 2015

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2014 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2014 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in millions.

REPORT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM
To the shareholders of
PARTNER COMMUNICATIONS COMPANY LTD.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Partner Communications Company Ltd and its subsidiaries at December 31, 2014 and 2013 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management and Board of Directors are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting Appearing under item 15(b).  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and Board of Directors and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Tel-Aviv, Israel March 10, 2015	/s/ Kesselman & Kesselman Certified Public Accountants (Isr.) A member firm of PriceWaterhouseCoopers International Limited

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2013	2014	2014
	Note	In millions
CURRENT ASSETS
Cash and cash equivalents		481	663	170
Trade receivables	7	1,051	948	244
Other receivables and prepaid expenses		45	34	9
Deferred expenses – right of use	11	28	34	9
Inventories	8	93	138	35
Income tax receivable		3	*	*
Derivative financial instruments	6	2	*	*
		1,703	1,817	467

NON CURRENT ASSETS
Trade receivables	7	289	418	107
Deferred expenses – right of use	11	118	97	25
Property and equipment	9	1,791	1,661	427
Licenses and other intangible assets	10	1,167	1,079	277
Goodwill	12	407	407	105
Deferred income tax asset	23	12	14	4
Prepaid expenses			3	1
		3,784	3,679	946

TOTAL ASSETS		5,487	5,496	1,413

*   Representing an amount of less than 1 million.

The financial statements were authorized for issue by the board of directors on March 10, 2015.

Haim Romano	Ziv Leitman	Barry Ben-Zeev (Woolfson)
Chief Executive Officer	Chief Financial Officer	Director

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2013	2014	2014
	Note	In millions
CURRENT LIABILITIES
Current maturities of notes payable and bank borrowings	6,14	334	309	79
Trade payables		761	804	206
Payables in respect of employees		98	95	24
Other payables (mainly institutions)		45	43	11
Income tax payable		31	38	10
Deferred revenues		37	35	9
Provisions	13	67	58	15
Derivative financial instruments	6	1	3	1
		1,374	1,385	355

NON CURRENT LIABILITIES
Notes payable	6,14	2,038	1,733	446
Bank borrowings	6,14	1,109	1,233	317
Liability for employee rights upon retirement, net	15	45	51	13
Dismantling and restoring sites obligation	13	31	35	9
Other non-current liabilities		16	16	4
Deferred income tax liability	23	*	4	1
		3,239	3,072	790

TOTAL LIABILITIES		4,613	4,457	1,145

EQUITY	19
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2013 and 2014 - 235,000,000 shares; issued and outstanding -		2	2	1
December 31, 2013 – **155,687,002 shares
December 31, 2014 – **156,072,945 shares
Capital surplus		1,100	1,102	283
Accumulated retained earnings		123	286	74
Treasury shares, at cost - December 31, 2013 and 2014 - 4,467,990 shares		(351)	(351)	(90)
TOTAL EQUITY		874	1,039	268
TOTAL LIABILITIES AND EQUITY		5,487	5,496	1,413

*   Representing an amount of less than 1 million.
** Net of treasury shares.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF INCOME

					Convenience
					translation
					into U.S. dollars
		New Israeli Shekels			(note 2b3)
		Year ended December 31
		2012	2013	2014	2014
	Note	In millions (except earnings per share)
Revenues, net	5	5,572	4,519	4,400	1,131
Cost of revenues	5, 20	4,031	3,510	3,419	879
Gross profit		1,541	1,009	981	252

Selling and marketing expenses	20	551	462	438	112
General and administrative expenses	20	236	217	193	50
Other income, net	21	111	79	50	13
Operating profit		865	409	400	103
Finance income	22	21	29	3	1
Finance expenses	22	255	240	162	42
Finance costs, net	22	234	211	159	41
Profit before income tax		631	198	241	62
Income tax expenses	23	153	63	79	20
Profit for the year		478	135	162	42

Earnings per share

Basic	25	3.07	0.87	1.04	0.27
Diluted	25	3.07	0.86	1.04	0.27

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31
		2012	2013	2014	2014
	Note	In millions
Profit for the year		478	135	162	42
Other comprehensive losses, items that will not be reclassified to profit or loss
Remeasurements of post-employment benefit obligations	15	(17)	(9)	(9)	(2)
Income taxes relating to remeasurements of post-employment benefit obligations	23	4	2	2	*
Other comprehensive losses for the year, net of income taxes		(13)	(7)	(7)	(2)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		465	128	155	40

*   Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Share capital
		Number of		Capital	Accumulated	Treasury
		Shares**	Amount	surplus	earnings (deficit)	shares	Total
	Note		I n m i l l i o n s
New Israeli Shekels:
BALANCE AT JANUARY 1, 2012		155,645,708	2	1,100	(326)	(351)	425

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2012
Total comprehensive income for the year					465		465
Employee share-based compensation expenses					11		11
Dividend	19				(160)		(160)
BALANCE AT DECEMBER 31, 2012		155,645,708	2	1,100	(10)	(351)	741

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2013
Total comprehensive income for the year					128		128
Exercise of options granted to employees		41,294	*	*			*
Employee share-based compensation expenses					5		5
BALANCE AT DECEMBER 31, 2013		155,687,002	2	1,100	123	(351)	874

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2014
Total comprehensive income for the year					155		155
Exercise of options granted to employees		385,943	*	2			2
Employee share-based compensation expenses					8		8
BALANCE AT DECEMBER 31, 2014		156,072,945	2	1,102	286	(351)	1,039

Convenience translation into U.S. Dollars (note 2b3):
BALANCE AT JANUARY 1, 2014		155,687,002	1	282	32	(90)	225
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2014
Total comprehensive income for the year					40		40
Exercise of options granted to employees		385,943	*	1			1
Employee share-based compensation expenses					2		2
BALANCE AT DECEMBER 31, 2014		156,072,945	1	283	74	(90)	268

*   Representing an amount of less than 1 million.
** Net of treasury shares.

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31
		2012	2013	2014	2014
	Note	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)		1,858	1,548	1,017	261
Income tax paid	23	(153)	(9)	(66)	(17)
Net cash provided by operating activities		1,705	1,539	951	244

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	9	(367)	(326)	(287)	(74)
Acquisition of intangible assets	10	(133)	(156)	(145)	(37)
Interest received	22	9	8	4	1
Proceeds from sale of property and equipment	21	2	1	1	*
Proceeds from (repayment of) derivative financial instruments, net	6	18	(25)	(4)	(1)
Net cash used in investing activities		(471)	(498)	(431)	(111)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	19		*	2	1
Dividend paid	19	(167)
Repayment of finance lease		(2)	(1)
Interest paid	22	(200)	(181)	(131)	(34)
Non-current bank borrowings received	6,14			200	51
Repayment of non-current bank borrowings	6,14	(455)	(617)	(100)	(26)
Repayment of notes payable	6,14	(394)	(309)	(309)	(79)
Net cash used in financing activities		(1,218)	(1,108)	(338)	(87)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		16	(67)	182	46
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		532	548	481	124
CASH AND CASH EQUIVALENTS AT END OF YEAR		548	481	663	170

* Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

(Concluded) - 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplementary information

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31,
		2012	2013	2014	2014
	Note	In millions

Cash generated from operations:
Profit for the year		478	135	162	42

Adjustments for:
Depreciation and amortization	9, 10	700	669	652	168
Amortization of deferred expenses- Right of use	11	26	31	37	10
Employee share based compensation expenses	19	11	5	8	2
Liability for employee rights upon retirement, net	15	(12)	(14)	(3)	(1)
Finance costs, net	22	38	49	4	1
Change in fair value of derivative financial instruments	6	15	12	7	2
Interest paid	22	200	181	131	34
Interest received	22	(9)	(8)	(4)	(1)
Deferred income taxes	23	(10)	17	4	1
Income tax paid	23	153	9	66	17
Capital loss (gain) from property and equipment	9	*	(1)	(1)	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	7	467	566	(26)	(7)
Other		(5)	2	8	2
Increase (decrease) in accounts payable and accruals:
Parent group - trade	24	(72)
Trade		(107)	(115)	44	10
Other payables		(44)	(17)	(4)	(1)
Provisions	13	(5)	7	(9)	(2)
Deferred revenues		(11)	(3)	(2)	(1)
Increase in deferred expenses - Right of use	11	(25)	(17)	(22)	(6)
Current income tax liability	23	5	35	10	3
Decrease (increase) in inventories	8	65	5	(45)	(12)
Cash generated from operations:		1,858	1,548	1,017	261

* Representing an amount of less than 1 million.

Supplementary information
At December 31, 2012, 2013 and 2014, trade and other payables include NIS 280 million, NIS 223 million and NIS 214 million ($55 million), respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

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

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange Ltd. ("TASE") under the symbol "PTNR". American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, are quoted on the NASDAQ Global Select Market™, under the symbol "PTNR". See also note 19(a).

On January 29, 2013, S.B. Israel Telecom Ltd., an affiliate of Saban Capital Group Inc. became the Company's principal shareholder. As of December 31, 2014 it held approximately 30.79% (calculated excluding treasury shares) of the Company's outstanding ordinary shares, after omitting treasury shares and restricted shares. Until January 29, 2013, the ultimate parent company was Suny Electronics Ltd., which is the parent company of Scailex Corporation Ltd, which was the Company's parent since October 28, 2009 ("Scailex", "Parent group").

In November 2013, the Company and Hot Mobile Ltd entered into a network sharing agreement and a right of use agreement, see note 1(d).

In September 2014, the Company recognized the new general labor organization - the Histadrut, as the representative labor union of the Company's employees.

In July 2014, the Company commercially launched 4G cellular services for the first time in Israel. See also note 26 in respect of the additional frequency that the Company was awarded in January 2015.

These consolidated financial statements of the Company as of December 31, 2014, are comprised of the Company and its subsidiaries and partnerships (the "Group"). See the list of subsidiaries and partnerships and principles of consolidation in note 2(c).

b.	Operating segments

The operating segments were determined based on the reports reviewed by the Chief Executive Officer (CEO) who is responsible for allocating resources and assessing performance of the operating segments, and therefore is the Chief Operating Decision Maker ("CODM"), and supported by budget and business plans structure, different regulations and licenses (see (e) below), as well as managerial responsibilities. The CEO considers the business from two operating segments, as follows (see also note 5):

(1)	Cellular segment

The cellular segment includes cellular communication services such as airtime calls, international calls, messaging, browsing, content services, roaming services, and from other operators' usage of the Company's cellular network.  Most of our post-paid cellular tariff plans for private customers are bundles including unlimited amounts of calls minutes and messaging, as well as limited browsing. Content services include voice mail, multimedia messaging and streaming broadcast content, as well as downloadable wireless data applications, including ring tones, GPS services, music, games, and other informational content. Roaming services include calls, messaging and browsing services on networks with which the Company has a commercial roaming relationship. Other optional services, such as equipment extended warranty plans are also provided for monthly fees and are either sold separately or included in rate plan packages and bundles.

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

The cellular segment and the fixed-line segment also include sales of telecommunications and audio visual equipment: mainly handsets, tablets (handheld computers), laptops, landline phones, modems, datacards, domestic routers, servers, smartboxes and related equipment.  In 2014, the Company also began selling a variety of digital audio visual equipment including televisions, digital camera, games consoles and related equipment.

Each segment is divided into services and equipment revenues, and related cost of revenues. The operating segments include the following measures: revenues, cost of revenues, operating profit (loss), and Earnings Before Interest expenses (finance costs, net), Tax, Depreciation, Amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges ("Adjusted EBITDA" see note 5 (2). The CODM does not examine assets or liabilities for those segments separately for allocating resources and assessing performance of the operating segments therefore they are not presented in note 5 segment information.

                       c.      Main recent regulatory developments

(1)
In November 2014, the Ministry of Communications published a decision of the Minister of Communications regarding regulation of the wholesale market for broadband fixed-line telecommunications services - defining a format for the supply of wholesale services and setting a tariff for the supply of these services. Within this framework, the Minister decided to amend the licenses of the infrastructure owners – Bezeq The Israeli Telecommunication Corp. Ltd. (“Bezeq”) and HOT Telecom Ltd. (“Hot”) - and to prescribe the service portfolio - managed broadband access and wholesale telephony service. The regulations attached to the Minister’s decision prescribe the obligation to supply the wholesale services, including ancillary services, as well as maximum tariffs (requiring the approval of the Minister of Finance) for the said wholesale services.

In February 2015 a regulation came into effect according to which each of the infrastructure owners - Bezeq and Hot are required to allow use of their broadband fixed-line infrastructure by telecommunication providers that do not have a broadband fixed-line infrastructure. This regulation will allow telecommunication providers that do not have a broadband fixed-line infrastructure, including the Company and its subsidiaries, to offer internet access in one transaction (without requiring the subscriber to engage with both an internet access provider and an infrastructure provider).

(2)  See information in respect of royalty payments in note 16(1).

(3)  See information in respect of corporate tax rates in note 23.

(4)  See information in respect of 4G frequency awarded – subsequent event in note 26.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

d.	Network sharing agreement and right of use

On November 8, 2013 the Company and Hot Mobile Ltd ("Hot Mobile") have entered into a 15-year network sharing agreement (“NSA”), which was approved by the Antitrust Commissioner as described below, and remains subject to approval by the Ministry of Communications. Pursuant to the NSA, the parties created a 50-50 joint venture ("JV") in the form of a limited partnership - P.H.I. Networks (2015) Limited Partnership, which will operate and develop a radio access network to be shared by both parties, starting with a pooling of both parties' radio   access network infrastructures to create a single shared pooled radio access network (the "Shared Network"). The parties have also established a 50-50 company limited by shares under the name Net 4 P.H.I Ltd., to be the general partner of the limited partnership.

According to the NSA, Hot Mobile will pay the Company a onetime amount ("Lump Sum"), by the beginning of year 2017  unless one of the parties exercises an option granted to it under the NSA, pursuant to which a portion of the Lump Sum will be paid earlier) (the "Option"). Following the earlier of January 1, 2017 or the date of payment of such a portion of the Lump Sum upon exercise of the Option, each party will bear half of the capital expenditures relating to the Shared Network. The bearing of the operating costs of the Shared Network will be according to a pre-determined mechanism, according to which one half of the operating costs will be shared equally by the parties, and one half will be divided according to the relative volume of traffic of each party in the Shared Network ("Capex-Opex Mechanism").

In May 2014, the Antitrust Commissioner (the "Commissioner") resolved to approved the NSA, subject to conditions, the main of which are as follows: (a) Prohibition on exchange of information that is not required for the activities of the JV; (b) Limitations with respect to the serving as an officer or employee in either of the companies concurrent with serving as an officer or employee in the JV and certain cooling off periods were set in case of transition of officers and employees from the JV to the companies. However, this should not prevent the JV from employing employees or officers, that are currently serving as employees or officers in the companies; (c) Rules regarding the administration and documentation of the meetings of the JV organs were set; (d) Either of the companies shall be allowed, at any time and at its sole discretion, to engage in an agreement with a third party for the provision of cellular telecommunications services that involves use of the core network of that company. All of the rights and obligations deriving from such service agreement shall apply solely to that company and the JV shall not be a party to such service agreement and will not be entitled to payments payable pursuant to it; (e) After a period of seven years from the date of the Commissioner approval or after a period of six years from the issue date of all the approvals of the Ministry of Communications, whichever is earlier, the Commissioner shall be allowed to notify the companies of the cancellation of his resolution, if he has concluded that the establishment of the JV, its existence or operations are liable to be substantively detrimental to the competition. If such a cancellation notice is issued, a graduated layout of dismantling the JV activity was set in the Commissioner resolution, as follows: (1) at the end of two years after the issuance of the cancellation notice, the JV shall cease all activity apart from the management, maintenance and operation of the passive network; (2) at the end of five years after the issuance of the cancellation notice, the companies shall dismantle the JV and shall separate their assets fully and entirely.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

d.	Network sharing agreement and right of use (continued)

The Company and Hot Mobile entered into a separate Right Of Use agreement which is valid until January 4, 2017 ("ROU"), under which the Company will provide services to Hot Mobile, in the form of rights of use to its cellular network. According to the ROU, Hot Mobile will pay the Company fixed base payments with additional variable payments based, among other things, on traffic volume exceeding a defined threshold.

In the event that any of the parties exercises the Option referred to in the NSA, and Hot Mobile pays the relevant portion of the Lump Sum earlier than January 1, 2017, the Capex-Opex Mechanism will become effective and Hot Mobile shall cease paying the payments payable under the ROU with respect to the period that follows the occurrence of the foregoing.

e.	Group licenses

The Group operates under the following licenses that were received from the Israeli Ministry of Communications ("MOC") and from the Israeli Civil Administration ("CA"):

	Type of services	Area of service	License owner	Granted by	Valid through	Guarantees made
(1)	Cellular	Israel	Partner Communications Company Ltd.	MOC	Feb 1, 2022	USD 10 million + NIS 10 million
(2)	Cellular	West Bank	Partner Communications Company Ltd.	CA	Feb 1, 2022	USD 0.5 million
(3)	ISP	Israel	Partner Communications Company Ltd.	MOC	Mar 30, 2018
(4)	ISP	West Bank	Partner Communications Company Ltd.	CA	Mar 30, 2018
(5)	ISP	Israel	012 Smile Telecom Ltd.	MOC	Mar 31, 2015
(6)	ISP	West Bank	012 Smile Telecom Ltd.	CA	Feb 21, 2016
(7)	ILD	Israel	012 Smile Telecom Ltd.	MOC	Nov 15, 2029	NIS 10.8 million
(8)	ILD	West Bank	012 Smile Telecom Ltd.	CA	Feb 21, 2018	NIS 0.6 million
(9)	VOB and PRI	Israel	012 Telecom Ltd.	MOC	Dec 21, 2025	NIS 12 million
(10)	VOB and PRI	West Bank	012 Telecom Ltd.	CA	Feb 21, 2018
(11)	VOB and PRI	Israel	Partner Land-line Communication Solutions - Limited Partnership	MOC	Jan 15, 2027	NIS 11.8 million
(12)	VOB and PRI	West Bank	Partner Land-line Communication Solutions - Limited Partnership	CA	Mar 22, 2019
(13)	NTP	Israel	Partner Land-line Communication Solutions - Limited Partnership	MOC	Feb 28, 2017
(14)	NTP	Israel	012 Smile Telecom Ltd.	MOC	Mar 31, 2015

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

e.	Group licenses (continued)

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

See also note 16 (7) as to additional guarantees made to third parties.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the financial statements

(1)	Basis of preparation

The consolidated financial statements of the Company ("the financial statements") have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

The principal accounting policies set out below have been consistently applied to all periods presented unless otherwise stated.

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

(3) Convenience translation into U.S. Dollars (USD or $ or dollar)

The NIS figures at December 31, 2014 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2014    (USD 1 = NIS 3.889). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

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

List of wholly owned Subsidiaries and partnerships (see also note 1(d)):
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

Inventories of equipment: cellular handsets and fixed telephones, tablets, laptops, datacards, servers, spare parts, ISP modems and related equipment and accessories are stated at the lower of cost or net realizable value. Cost is determined on the "first-in, first-out" basis. The Group determines its allowance for inventory obsolescence and slow moving inventory based upon past experience, expected inventory turnover, inventory ageing and current and future expectations with respect to product offerings.

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

f.	Licenses and other intangible assets

(1)	Licenses costs and amortization (see also note 1 (e)):

(a)
The licenses to operate cellular communication services were recognized at cost. Borrowing costs which served to finance the license fee - incurred until the commencement of utilization of the license - were capitalized to cost of the license.

(b)	Partner Land-line Communication solutions – limited partnership's license for providing fixed-line communication services is stated at cost.

(c)	012 Smile and its subsidiaries' licenses were recognized at fair value in a business combination as of the acquisition date of 012 Smile March 3, 2011.

The other licenses of the Group were received with no significant costs.

The licenses costs are amortized by the straight-line method over their economic useful lives (see note 1 (e)) excluding any ungranted possible future extensions that are not under the Group's control. The amortization expenses are included in the cost of revenues.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

f.     Licenses and other intangible assets (continued)

(2)
Computer software:

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and to bring to use the specified software.

Development costs, including employee costs, that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the capitalization criteria under IAS 38 are met. Other development expenditures that do not meet the capitalization  criteria, such as software maintenance, are recognized as an expenses as incurred.

Computer software costs are amortized over their estimated useful lives (3 to 10 years) using the straight-line method, see also note 10.

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

Costs to acquire or retain postpaid mobile telecommunication subscribers, less the subscriber's payments towards the handset, and costs to acquire ISP and VOB subscribers, pursuant to a contract with a commitment period and early termination penalties, are capitalized to intangible assets, if (1) such assets are identifiable and controlled; (2) it is probable that future economic benefits will flow from the subscribers to the Group; and (3) such costs can be measured reliably. If costs do not meet the aforementioned criteria they are recognized immediately as expenses.

In the event that a subscriber churns off the network or the arrangement is cancelled within the period, any unamortized subscriber acquisition or retention costs are written off in the period in which the subscriber churns. The amortization expenses are included in the cost of revenues.

g.
Right Of Use (ROU) of international fiber optic cables

Right of use (ROU) of international fiber optic cables was acquired in a business combination, subsequent additions are recognized at cost. The ROU is presented as deferred expenses (current and non-current) and is amortized on a straight line basis over a period beginning each acquisition of additional ROU in the framework and until 2027 (including expected contractual extension periods). See also notes 11 and 16(5).

h.	Goodwill

Goodwill acquired in a business combination represents the excess of the consideration transferred over the net fair value of the identifiable assets acquired, and identifiable liabilities and contingent liabilities assumed. The goodwill has an indefinite useful economic life and is not subject to amortization; rather is measured at cost less accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to a group of CGUs under the fixed line segment that are expected to benefit from the synergies of the combination. The Group of CGUs  represents the lowest level within the entity which the goodwill is monitored for internal management purposes.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

h.	Goodwill (continued)

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment loss would be recognized for the amount by which the carrying amount of goodwill exceeded its recoverable amount. The recoverable amount is the higher of value-in-use and the fair value less costs to sell. Value-in-use is determined by discounting expected future cash flows using a pre-tax discount rate. Any impairment is recognized immediately as an expense and is not subsequently reversed. See also note 12 in respect of impairment tests.

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

The Group classifies its financial instruments in the following categories: (1) at fair value through profit or loss, (2) loans and receivables, and (3) liabilities at amortized cost. The classification depends on the purpose for which the financial instruments were acquired or assumed, determined at initial recognition. See note 6 (c) as to classification of financial instruments to the categories.

Financial assets are classified as current if they are expected to mature within 12 months after the end of the reporting period; otherwise they are classified as non-current. Financial liabilities are included in current liabilities, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current liabilities.

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legal enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legal enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

j.	Financial instruments (continued)

(1)   Financial instruments at fair value through profit or loss category:

Gains or losses arising from changes in the fair value of derivative financial instruments  are presented in the income statement within "finance costs, net" in the period in which they arise. These financial instruments are classified into 3 levels based on their valuation method (see also note 6(c)):

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

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. According to IAS 19 employee benefits, the present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of deep market for high-quality corporate bonds. Since the transition to IFRS on January 1, 2008, there was a generally accepted common practice notion in Israel that there was no deep market for high-quality corporate bonds in Israel, therefore a discount rate was used based on Israeli Government bonds that are denominated in the currency in which the benefits will be paid (NIS) and that have terms to maturity approximating the terms of the related liability. On November 25, 2014 the Israeli Securities Authority published an economic research indicating changes in the economic environment in Israel stating  that a deep market exists in Israel for high-quality corporate bonds denominated in NIS. As a result the Company used the discount rate of high-quality corporate bonds in demining the discount rate as of December 31, 2014. The impact of the change in discount rate was recorded in other comprehensive income as remeasurement of the present value of the obligation, net. The effect on previous periods was immaterial.

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

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will require settling the obligation, and the amount has been reliably estimated. See also note 13.

(1)
In the ordinary course of business, the Group is involved in a number of lawsuits and litigations. The costs that may result from these lawsuits are only accrued for when it is probable that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings that may require a reassessment of this risk, and where applicable discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Group's assessment of risk is based both on the advice of legal counsel and on the Group's estimate of the probable settlements amount that are expected to be incurred, if any. See also note 18.

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

(3)
Provisions for equipment warranties include obligations to customers in respect of equipment sold. Where there are a number of similar obligations, the likelihood that an outflow will be required in a settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any item included in the same class of obligations may be small.

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

(2)  Revenues from sales of equipment:

Revenue from sale of equipment includes revenue from sale of handsets, routers, phones, tablets, laptops, modems, data cards, servers, smartboxes and related accessories and equipment. Revenue is recognized when the significant risks and reward of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement in regards to the goods, and the amount of revenue can be measured reliably.

Some sales of equipment with accompanying services constitute a revenue arrangement with multiple deliverables. Accordingly, consideration received is allocated to each deliverable based on the relative fair value of the individual element. The revenue from sales of equipment is recognized as equipment revenues upon the delivery of the equipment to the subscriber when all revenue recognition criteria are met.

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

(3)  Revenues from non-current credit arrangements:

Revenues from non-current credit arrangements to customers in respect of sales of equipment are recognized on the basis of the present value of future cash flows, discounted at the prevailing rate for a similar instrument of an issuer with a similar credit rating. The difference between the original credit and its present value is recorded as other income over the credit period (see note 21 – unwinding of trade receivables and note 7(a)).

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

Advertising expenses are charged to the statement of income as incurred. Advertising expenses for the years ended December 31, 2012, 2013 and 2014 totaled NIS 60 million, NIS 53 million and NIS 49 million, respectively.

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

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity where there is an intention to settle the balances on a net basis.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

r.	Share capital

Ordinary shares are classified as equity.

Company's shares acquired by the Company (treasury shares) are presented as a reduction of equity, at the consideration paid, including any incremental attributable costs, net of tax. Treasury shares do not have a right to receive dividends or to vote. See also note 19(a)

s.	Earnings Per Share (EPS)

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Company and held as treasury shares.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume exercise of all dilutive potential ordinary shares. The instruments that are potential dilutive ordinary shares are equity instruments granted to employees. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options (see note 25).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

(a)   The following new standards, amendments to standards and interpretations are mandatory for the first time for the financial periods beginning January 1, 2014.

(1) In May 2013 the IASB issued amendments to IAS 36 Impairment of Assets, on the recoverable amount disclosures for non-financial assets. This amendment removed certain disclosures of the recoverable amount of CGUs which had been included in IAS 36 by the issue of IFRS 13. The implementation of the amendment did not have a material effect on the financial statements.

(b)   The following new standards, amendments to standards or interpretations have been issued, but are not effective for the financial periods beginning January 1, 2014, and have not been early adopted:

(1) In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15). IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance. IFRS 15 implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards. The standard addresses a wide range of topics relating to the revenue recognition model, including: variable consideration, financing component in a contract and costs to obtain and fulfill a contract. It also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers.

The new standard is effective retrospectively for annual reporting periods beginning on or after January 1, 2017, according to its transition provisions. Earlier application is permitted. The Group is evaluating the impact and timing of adopting this guidance on the consolidated financial statements.

(2) IFRS 9, Financial instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through P&L. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. The group is yet to assess IFRS 9’s full impact.

(3) In September 30, 2014, the IASB issued the IFRS Annual Improvements to IFRSs 2012-2014, which includes amendments to IFRSs. The amendments are mandatory for annual periods beginning on or after January 1, 2016. Earlier application is permitted The Group is yet to assess the full impact of the amendments.

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

The useful economic lives of the Group's assets are an estimate determined by management. The Group defines useful economic life of its assets in terms of the assets' expected utility to the Group. This estimation is based on assumptions of future changes in technology or changes in the Group's intended use of these assets, and experience of the Group with similar assets, and legal or contract periods where relevant. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at least annually. See also note 2(e) and note 2(f).

(3)	Assessing the recoverable amount for impairment tests of assets with finite useful economic lives:

The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. If indicators for impairment are identified the Group estimates the assets' recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. The value-in-use calculations require management to make estimates of the projected future cash flows. Determining the estimates of the future cash flows is based on management past experience and best estimate for the economic conditions that will exist over the remaining useful economic life of the CGU. See also note 2(i). During 2014 there were continued increases in the level of competition for cellular, fixed-line and data transmission services which put downward pressure on prices .No impairment charges were recognized in 2012, 2013 and 2014. However, further increase in the level of competition that will continue to push downward prices may require the Group to perform further impairment tests of assets. Such impairment tests may lead to recording significant impairment charges, which could have a material negative impact on operating and net profit.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

a.	Critical accounting estimates and assumptions (continued)

(4)	Assessing the recoverable amount of goodwill for annual impairment tests:

The recoverable amount of CGUs to which goodwill has been allocated have been determined based on value-in-use calculations. For the purpose of the goodwill impairment tests as of December 31, 2012, 2013 and 2014 the recoverable amount was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rates do not exceed the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

No impairment charges were recognized in 2012, 2013 and 2014. See note 12.

The key assumptions used in the December, 31, 2014 test were as follows:

Terminal growth rate	(negative 0.2%)
After-tax discount rate	10.5%
Pre-tax discount rate	14.3%

The impairment test as of December 31, 2014 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 12 and note 2(h).

Sensitivity Analysis:

The headroom of the fixed line segment assets fair value over the book value as of December 31, 2012, 2013 and 2014 was approximately 13.6%, 9.5% and 15% respectively. Sensitivity analysis was performed for the recoverable amount as of December 31, 2014 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 10.5% (9.45% to 11.55%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable minus 0.2% (minus 1.2% to 0.8%), assuming all other variables constant. Results showed that no impairment charge is required.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

a.	Critical accounting estimates and assumptions (continued)

(6)	Considering uncertain tax positions:
The assessment of amounts of current and deferred taxes requires the Group's management to take into consideration uncertainties that its tax position will be accepted and of incurring any additional tax expenses. This assessment is based on estimates and assumptions based on interpretation of tax laws and regulations, and the Group's past experience. It is possible that new information will become known in future periods that will cause the final tax outcome to be different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. See also notes 2(q) and 23.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2014
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	2,592	816		3,408
Inter-segment revenue - Services	26	188	(214)
Segment revenue - Equipment	938	54		992
Total revenues	3,556	1,058	(214)	4,400

Segment cost of revenues - Services	1,963	692		2,655
Inter-segment cost of revenues- Services	185	29	(214)
Segment cost of revenues - Equipment	727	37		764
Cost of revenues	2,875	758	(214)	3,419
Gross profit	681	300		981

Operating expenses	509	122		631
Other income, net	49	1		50
Operating profit	221	179		400
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	534	155		689
–Other (1)	7	*		7
Adjusted EBITDA (2)	762	334		1,096

Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				689
- Finance costs, net				159
- Other (1)				7
Profit before income tax				241

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

* Representing an amount of less than 1 million.

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

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

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

Cash flow risk due to interest rate changes and CPI changes

The Group is exposed to fluctuations in the Israeli Consumer Price index (CPI), as some of the Group's non-current borrowings and notes payable are linked to the CPI. The Group did not enter into CPI hedging transactions in 2012, 2013 and 2014.

Furthermore, the Group's notes payable and non-current borrowings bearing variable interest rate cause cash flow risks. Based on simulations performed, an increase (decrease) of 1% interest rates during 2014 in respect of the abovementioned financial instruments would have resulted in an annual increase (decrease) in interest expenses of NIS 7 million. The Group does not enter into interest rate hedging transactions.

Foreign exchange risk

The Group's operating income and cash flows are exposed to currency risk, mainly due trade receivables and trade payables denominated in foreign currencies. During 2013 the Group closed its free standing forward contracts positions and as of December 31, 2014 does not have foreign exchange rate freestanding forward contracts.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2.    Market risks (continued)

(b)	Analysis of linkage terms of financial instruments balances

	December 31, 2014
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS linked to CPI	NIS unlinked	Total
	New Israeli Shekels In millions
Current assets
Cash and cash equivalents	28	1		634	663
Trade receivables*	48	64		836	948
Other receivables				12	12

Non- current assets
Trade receivables				418	418

Total assets	76	65		1,900	2,041

Current liabilities
Current maturities of notes payable			122	187	309
Trade payables*	187	46		571	804
Payables in respect of employees				85	85
Other payables			1	6	7
Derivative financial instruments	3				3

Non- current liabilities
Notes payable			822	911	1,733
Bank borrowings			731	502	1,233

Total liabilities	190	46	1,676	2,262	4,174

In or linked to foreign currencies
New Israeli Shekels in millions
* Accounts that were set-off under enforceable netting arrangements
Trade receivables gross amounts	302
Set-off	(190)
Trade receivables, net	112

Trade payables gross amounts	423
Set-off	(190)
Trade payables, net	233

Net balance	(121)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2. Market risks (continued)

(b) Analysis of linkage terms of financial instruments balances (continued)

	December 31, 2013
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS linked to CPI	NIS unlinked	Total
	New Israeli Shekels In millions
Current assets
Cash and cash equivalents	1	1		479	481
Trade receivables**	50	132		869	1,051
Other receivables				16	16
Derivative financial instruments	2				2

Non- current assets
Trade receivables				289	289

Total assets	53	133		1,653	1,839

Current liabilities
Current maturities of notes payable and non-current borrowings			122	212	334
Trade payables**	75	168		518	761
Payables in respect of employees				87	87
Other payables			1	9	10
Derivative financial instruments	*	1			1

Non- current liabilities
Notes payable			945	1,093	2,038
Bank borrowings			732	377	1,109

Total liabilities	75	169	1,800	2,296	4,340

In or linked to foreign currencies
New Israeli Shekels in millions
** Accounts that were set-off under enforceable netting arrangements
Trade receivables gross amounts	453
Set-off	(271)
Trade receivables, net	182

Trade payables gross amounts	514
Set-off	(271)
Trade payables, net	243

Net balance	(61)

* Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2.   Market risks (continued)

(c)   Details regarding the derivative financial instruments, foreign exchange and CPI risk management and sensitivity analysis

The notional amounts of derivatives as of December 31, 2013 and 2014, are as follows, based on the amounts of currencies to be received, translated into NIS at the exchange rates prevailing at each of the reporting dates, respectively:

	New Israeli Shekels
	December 31
	2013	2014
	In millions
Embedded derivatives pay USD, receive NIS	35	44

Data regarding the US Dollar and Euro exchange rate and the Israeli CPI:

	Exchange	Exchange
	rate of one	rate of one	Israeli
	Dollar	Euro	CPI*
At December 31:
2014	NIS 3.889	NIS 4.725	223.36 points
2013	NIS 3.471	NIS 4.782	223.80 points
2012	NIS 3.733	NIS 4.921	219.80 points
Increase (decrease) during the year:
2014	12.0%	(1.2)%	(0.2)%
2013	(7.0)%	(2.8)%	1.8%
2012	(2.3)%	(0.35)%	1.6%

* Index for each reporting period's last month, on the basis of 1993 average = 100 points.

Sensitivity analysis:

An increase (decrease) of 2% in the CPI as at December 31, 2012, 2013 and 2014 would have decreased (increased) equity and profit by NIS 44 million, NIS 36 million, and 34 million, for the years ended December 31, 2012, 2013, 2014 respectively, assuming all other variables remain constant.

An increase (decrease) of 5% in the USD exchange rate as at December 31, 2012, 2013 and 2014 would have increased (decreased) equity and profit by NIS 3 million, NIS (3) million, and NIS (8) million, for the years ended December 31, 2012, 2013, 2014 respectively, assuming that all other variables remain constant.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

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

The carrying amount of financial assets represents the maximum credit exposure, see note 6 (c).

The cash and cash equivalents are held in leading Israeli commercial banks, rated by Standard & Poor's Maalot at between ilAA/Stable to ilAAA/stable.

The trade receivables are significantly widespread, and include individuals and businesses, and therefore have no representing credit rating.

See also note 7 as to the assessment by aging of the trade receivables and related allowance for doubtful accounts.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

4. Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, without incurring unacceptable losses or risking damage to the Group's reputation. The Group's policy is to ensure that it has sufficient cash and cash equivalents to meet expected operational expenses, dividends and financial obligations.

Maturities of financial liabilities as at December 31, 2014:

	2015	2016	2017	2018 to 2019	2020 to 2021	2022	Total undisco-unted	Less offering expenses and discounts	Total discounted
	New Israeli Shekels in millions
Principal payments of long term indebtedness:
Notes payable series B (*)	122	122					244	(1)	243
Notes payable series C (*)		234	234	234			702	(1)	701
Notes payable series D			109	218	219		546	(4)	542
Notes payable series E	187	187	187				561	(5)	556
Bank borrowing A (*)		177	177	178			532		532
Bank borrowing C				50	25		75		75
Bank borrowing D				50	25		75		75
Bank borrowing E				152			152		152
Bank borrowing F (*)				199			199		199
Bank borrowing G				40	40	20	100		100
Bank borrowing H				40	40	20	100		100
Expected interest payments of long term borrowings and notes payables (*)	110	96	68	63	14		351		351
Trade and other payables	889						889		889
Derivative financial instruments	3						3		3
	1,311	816	775	1,224	363	40	4,529	(11)	4,518

(*) Linked to the CPI as of December 31, 2014

See note 14 in respect of bank borrowings and notes payable.

Subsequent events:
See note 14 (2) in respect of a bank borrowing prepayment.
See note 14 (5) in respect of a two new bank borrowings received.

b.	Capital risk management

Credit rating: on July 31, 2014 Standard & Poor's Maalot ("S&P Maalot") reaffirmed the Company’s credit rating at ilAA-/Stable on a local scale.
See note 14(6) regarding loan commitments
See note 14(7),(8) and (9) regarding covenants and negative pledge.
See note 19(c) regarding dividends.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

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

Carrying amounts and fair values of financial assets and liabilities, and their categories:

		December 31, 2013			December 31, 2014
	Category	Carrying amount	Fair value	Interest rate used (**)	Carrying amount	Fair value	Interest rate used (**)
		New Israeli Shekels in millions
Assets
Cash and cash equivalents	L&R	481	481		663	663
Trade receivables	L&R	1,340	1,343	6.24%	1,366	1,372	4.21%
Other receivables (*)	L&R	20	20		12	12
Derivative financial instruments	FVTPL Level 2	2	2
Liabilities
Notes payable series B	AC	365	387	Market quote	243	254	Market quote
Notes payable series C	AC	702	766	Market quote	701	750	Market quote
Notes payable series D	AC	541	537	Market quote	542	538	Market quote
Notes payable series E	AC	739	808	Market quote	556	607	Market quote
Trade and other payables (*)	AC	849	849		896	896
Bank borrowing A	AC	532	567	1.09%	532	557	1.10%
Bank borrowing C	AC	75	91	2.13%	75	88	2.38%
Bank borrowing D	AC	175	201	2.13%	75	88	2.38%
Bank borrowing E (*)	AC	152	152		152	152
Bank borrowing F	AC	200	221	1.69%	199	216	1.70%
Bank borrowing G	AC				100	100	3.08%
Bank borrowing H	AC				100	100	2.93%
Derivative financial instruments	FVTPL Level 2	1	1		3	3

(*)	The fair value of these financial instruments equals their carrying amounts, as the impact of discounting is not significant.
(**)
The fair values of the notes payable quoted market prices at the end of the reporting period are within level 1 of the fair value hierarchy. The fair values of other instruments under L&R and AC categories were calculated based on observable weighted average of interest rates derived from quoted market prices of the Group's notes payable of similar terms and nature, are within level 2 of the fair value hierarchy.

See also note 14 in respect of bank borrowings and notes payable.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TRADE RECEIVABLES

(a)	Composition:

	New Israeli Shekels
	December 31
	2013	2014
	In millions
Trade (current and non-current)	1,590	1,577
Deferred interest income (note 2(n)(3))	(48)	(45)
Allowance for doubtful accounts	(202)	(166)
	1,340	1,366
Current	1,051	948
Non – current	289	418

Non-current trade receivables bear no interest. These balances are in respect of equipment sold in installments (18-36 monthly payments (mainly 36)). The current amount is computed on the basis of the interest rate relevant at the date of the transaction (2013 – 6.24% - 6.95%) (2014 – 4.21% - 5.62%).

During 2013 and 2014 the Company factored non-current trade receivables resulting from sales of equipment through credit cards in an amount of NIS 272 million and NIS 201 million, respectively. The factoring was executed through a clearing company, on a non-recourse basis. The factoring of accounts receivable was recorded by the Company as a sale transaction under the provisions of IAS 39. The resulting costs were charged to "finance expenses" in the statement of income, as incurred.

The Group does not have continuing involvement in the factored trade receivables.

(b)   Allowance for doubtful accounts:

The changes in the allowance for the years ended December 31, 2012, 2013 and 2014 are as follows:

	New Israeli Shekels
	Year ended
	2012	2013	2014
	In millions
Balance at beginning of year	244	222	202
Receivables written-off during the year as uncollectible	(69)	(70)	(74)
Charge or expense during the year	47	50	38
Balance at end of year	222	202	166

Doubtful accounts expenses are recorded in the statement of income under General and administrative expenses.

See note 6(a)(3) regarding trade receivables credit risk.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TRADE RECEIVABLES (continued)

(b)   Allowance for doubtful accounts (continued)

The aging of gross trade receivables and their respective allowance for doubtful accounts as of December 31, 2013 and 2014 is as follows:

	New Israeli Shekels
	December 31
	2013		2014
	In millions
	Gross	Allowance	Gross	Allowance
Less than one year	1,432	80	1,387	70
More than one year	158	122	116	96
	1,590	202	1,503	166

NOTE 8 – INVENTORY

	New Israeli Shekels
	December 31
	2013	2014
	In millions
Handsets and devices	69	98
Accessories and other	11	18
Spare parts	8	18
ISP modems, routers, servers and related
equipment	5	4
	93	138

Write-offs recorded	2	3
Cost of inventory recognized as expenses and included in cost of revenues for the year ended	705	780

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – PROPERTY AND EQUIPMENT

	Communication network	Computers and information systems	Optic fibers and related assets	Office furniture and equipment	Property and leasehold improvements	Total
	New Israeli Shekels In millions
Cost
Balance at January 1, 2012	2,390	354	364	30	265	3,403
Additions in 2012	295	61	48	3	17	424
Disposals in 2012	184	14		2	4	204
Balance at December 31, 2012	2,501	401	412	31	278	3,623

Additions in 2013	208	2	38	*	10	258
Disposals in 2013	205	71		1	74	351
Balance at December 31, 2013	2,504	332	450	30	214	3,530

Additions in 2014	237	23	19	3	12	294
Disposals in 2014	237	52		8	22	319
Balance at December 31, 2014	2,504	303	469	25	204	3,505

Accumulated depreciation
Balance at January 1, 2012	1,028	141	70	17	96	1,352
Depreciation in 2012	352	62	23	5	42	484
Disposals in 2012	183	14		2	4	203
Balance at December 31, 2012	1,197	189	93	20	134	1,633

Depreciation in 2013	318	61	27	3	48	457
Disposals in 2013	205	71		1	74	351
Balance at December 31, 2013	1,310	179	120	22	108	1,739

Depreciation in 2014	305	51	31	4	33	424
Disposals in 2014	236	52		8	23	319
Balance at December 31, 2014	1,379	178	151	18	118	1,844

Carrying amounts, net

At December 31, 2012	1,304	212	319	11	144	1,990
At December 31, 2013	1,194	153	330	8	106	1,791
At December 31, 2014	1,125	125	318	7	86	1,661

(*) Representing an amount of less than 1 million.
	New Israeli Shekels
	Year ended December 31
	2012	2013	2014
	In millions
Depreciation expenses charged to the income statement:
Cost of revenues	454	427	396
Selling and marketing expenses	13	13	17
General and administrative expenses	17	17	11
	484	457	424
Cost additions include capitalization of salary and employee related expenses	24	42	41

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 –INTANGIBLE ASSETS

Intangible assets with finite economic useful lives:

	Licenses	Trade name	Customer relationships	Subscriber acquisition and retention costs	Computer software(*)	Total
	New Israeli Shekels In millions
Cost
Balance at January 1, 2012	2,088	73	276	83	468	2,988
Additions in 2012				9	134	143
Disposals in 2012				20	139	159
Balance at December 31, 2012	2,088	73	276	72	463	2,972
Additions in 2013				7	155	162
Disposals in 2013				67	45	112
Balance at December 31, 2013	2,088	73	276	12	573	3,022
Additions in 2014				5	135	140
Disposals in 2014				4	62	66
Balance at December 31, 2014	2,088	73	276	13	646	3,096

Accumulated amortization
Balance at January 1, 2012	1,254	18	115	68	243	1,698
Amortization in 2012	82	5	25	19	85	216
Disposals in 2012				20	139	159
Balance at December 31, 2012	1,336	23	140	67	189	1,755
Amortization in 2013	82	5	24	9	92	212
Disposals in 2013				67	45	112
Balance at December 31, 2013	1,418	28	164	9	236	1,855
Amortization in 2014	84	5	24	4	111	228
Disposals in 2014				4	62	66
Balance at December 31, 2014	1,502	33	188	9	285	2,017

Carrying amounts, net
At December 31, 2012	752	50	136	5	274	1,217
At December 31, 2013	670	45	112	3	337	1,167
At December 31, 2014	586	40	88	4	361	1,079

	New Israeli Shekels
	Year ended December 31
	2012	2013	2014
	In millions
Amortization expenses charged to the income statement:

Cost of revenues	187	183	200
Selling and marketing expenses	29	29	28
	216	212	228

(*) Cost additions include capitalization of salary and employee related expenses	37	45	44

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – DEFERRED EXPENSES – RIGHT OF USE

New Israeli Shekels in millions
Cost
Balance at January 1, 2012	338
Additional payments in 2012	25
Balance at December 31, 2012	363
Additional payments in 2013	17
Balance at December 31, 2013	380
Additional payments in 2014	22
Balance at December 31, 2014	402

Accumulated amortization and impairment
Balance at January 1, 2012	177
Amortization during the period	26
Balance at December 31, 2012	203
Amortization in 2013	31
Balance at December 31, 2013	234
Amortization in 2014	37
Balance at December 31, 2014	271

Carrying amount, net
At December 31, 2012	160
Current	22
Non-current	138

Carrying amount, net
At December 31, 2013	146
Current	28
Non-current	118

Carrying amount, net
At December 31, 2014	131
Current	34
Non-current	97

See also note 16(5).

The amortization charges are charged to cost of revenues in the statement of income.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – IMPAIRMENT TESTS

Goodwill impairment tests

Goodwill is allocated to a single group of CGUs which constitute all the operations of the fixed-line segment, in an amount of NIS 407 million.

For the purpose of the goodwill impairment tests as of December 31, 2012, 2013 and 2014 the recoverable amount was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rates do not exceed the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

	As of December 31,
	2012	2013	2014
Terminal growth rate	(negative 0.2%)	(negative 0.3%)	(negative 0.2%)
After-tax discount rate	11.7%	11.7%	10.5%
Pre-tax discount rate	15.7%	15.8%	14.3%

The impairment tests as of December 31, 2012, 2013 and 2014 were based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 4(a)(4) and note 2(h).

As a result of the impairment tests, the Group determined that no goodwill impairment existed as of December 31, 2012, 2013 and 2014.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – PROVISIONS

	Dismantling and restoring sites obligation	Legal claims*	Equipment warranty
	New Israeli Shekels In millions
Balance as at January 1, 2014	31	62	5
Additions during the year	3	8	10
Reductions during the year	*	(15)	(12)
Unwind of discount	1
Balance as at December 31, 2014	35	55	3
Non-current	35	-	-
Current	-	55	3

Balance as at December 31, 2013	31	62	5
Non-current	31	-	-
Current	-	62	5

* See also note 18.

Dismantling and restoring sites obligation

The abovementioned additions during the year and reductions during the year are non-cash transactions recorded against property and equipment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – BANK BORROWINGS AND NOTES PAYABLE

(1)	Bank Borrowings and Notes Payable

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

The notes payable are unsecured non-convertible and listed for trade on the TASE.

The notes payable have been rated ilAA-, on a local scale, by Standard & Poor’s Maalot.

Composition as of December 31, 2014:

	Linkage terms (principal and interest)	Annual interest rate
Notes payable series B	CPI	3.4% CPI adj.
Notes payable series C	CPI	3.35% CPI adj.
Notes payable series D		'Makam'(*) plus 1.2%
Notes payable series E		5.5% fixed
Borrowing A (see also note 14 (2))	CPI	2.75% CPI adj.
Borrowing C		5.7% fixed
Borrowing D (see also note 14 (2))		5.7% fixed
Borrowing E		Prime(**) minus 0.025%
Borrowing F	CPI	3.42% CPI adj.
Borrowing G (see also note 14 (3))		3.08% fixed
Borrowing H (see also note 14 (4))		2.93% fixed

(*)
'Makam' is a variable interest that is based on the yield of 12 month government bonds issued by the government of Israel. The interest is updated on a quarterly basis.

The interest rates paid (in annual terms, and including the additional interest of 1.2%) for the period from October 1, 2014 to December 30, 2014 was 1.42%

(**)
The Israeli Prime interest rate is determined by the Bank of Israel and updated on a monthly basis. The Israeli Prime interest rate as of December 31, 2013 and 2014 was 2.5% and 1.75% per year, respectively.

See note 6 (a) (4) as to the balances and maturities of the borrowings and the notes payable.

See note 6 (c) as to the fair value of the borrowings and the notes payable.

(2)	Principal prepayments made

Borrowing D: During April 2014, the Company prepaid a portion of the principal outstanding of the loan in the amount of NIS 100 million which were due originally in four equal annual payments from June 9, 2014 till June 9, 2017.

Borrowing A: During January 2015, the Company prepaid a portion of the principal outstanding of the loan in the amount of NIS 177 million which was due originally in December 2016 and paid a prepayment fee of NIS 6 million due to the prepayment.

The Company paid prepayment fees in 2013 and 2014 in a total amount of NIS 17 million and NIS 6 million, respectively. The fees were recorded in interest costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – BANK BORROWINGS AND NOTES PAYABLE (continued)

(3)
Borrowing G: On November 24, 2014, the Company received a long-term loan from a leading Israeli commercial bank in the principal amount of NIS 100 million for a period of 8 years, bearing an annual fixed interest at the rate of 3.08%. The principal is payable in 20 equal quarterly instalments commencing in February 2018. The interest is payable on a quarterly basis.

(4)
Borrowing H: On November 24, 2014, the Company received a long-term loan from a leading Israeli commercial bank in the principal amount of NIS 100 million for a period of 8 years, bearing an annual fixed interest at the rate of 2.93%. The principal is payable in 20 equal quarterly instalments commencing in February 2018. The interest is payable on a quarterly basis.

(5)
New borrowings received subsequent to balance sheet date

Borrowing I: On January 14, 2015, the Company received a long-term loan from a leading Israeli commercial bank in the principal amount of NIS 120 million for a period of 6 years, bearing an annual fixed interest at the rate of 3.17%. The principal is payable in 12 equal instalments, commencing in April 2018. The interest is payable on a quarterly basis.

Borrowing J: On January 14, 2015, the Company received a long-term loan from a leading Israeli commercial bank in the principal amount of NIS 80 million for a period of 6 years, bearing an annual fixed interest at the rate of 2.75%. The principal is payable in 22 equal instalments, commencing in October 2015. The interest is payable on a quarterly basis.

(6)
Loan Commitments

On May 27, 2014, the Company engaged in a loan agreement with a group of institutional corporations ("Lenders"), according to which on December 28, 2016 the Lenders will provide the Company a loan in the principal amount of NIS 250 million. The Loan will bear unlinked interest at the rate of 4.95% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2017.

On November 27, 2014, the Company engaged in a loan agreement with a group of institutional corporations ("Lenders"), according to which on December 26, 2017 the Lenders will provide the Company a loan in the principal amount of NIS 100 million. The Loan will bear unlinked interest at the rate of 4.44% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2018.

On November 30, 2014, the Company engaged in a loan agreement with a group of institutional corporations ("Lenders"), according to which on December 26, 2017 the Lenders will provide the Company a loan in the principal amount of NIS 100 million. The Loan will bear unlinked interest at the rate of 4.34% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2018.

All the loan commitments include provisions which allow the lenders to not provide the loans should any of the events of default defined for our existing loans occur prior to the date for providing the deferred loans. These events of default include non-compliance with the financial covenants set forth below, as well as other customary terms.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – BANK BORROWINGS AND NOTES PAYABLE (continued)

(7)	Financial covenants The terms of loans require the Group to comply with financial covenants on a consolidated basis. Their main provisions are two ratios:

(1)
The ratio of (a) the amount of all financial obligations of the Company including bank guarantees that the Company has undertaken ("Total Debt") to (b) EBITDA less Capital Expenditures shall not exceed 6.5 (the ratio as of December 31, 2013 and 2014 was 5.2 and 5.1, respectively); and

(2)	The ratio of (a) Total Debt to (b) the EBITDA of the Company shall not exceed 4 (the ratio as of December 31, 2013 and 2014 was 3.2 and 3.1, respectively).

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

The Group was in compliance with all covenants stipulated for the years 2013 and 2014. The covenants are measured every six months on an annualized basis of twelve months and are based on the financial results for the preceding period of twelve months.

(8)
The existing bank loan agreements allow the lenders to demand an immediate repayment of the loans in certain events (events of default), including, among others, a material adverse change in the Company's business and non-compliance with the financial covenants set in those agreements.

(9)
Negative pledge

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

NOTE 15 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. See also note 2(k).

(1)	Defined contribution plan:

The Group had contributed NIS 17 million, NIS 15 million, NIS 17 million for the years 2012, 2013 and 2014 respectively, in accordance with Section 14 of the Israeli Severance Pay Law. See also note 2(k)(i)(1).

(2)	Defined benefit plan:

The amounts recognized in the statement of financial position, in respect of a defined benefit plan (see note 2(k)(i)(2)) include the following:

	New Israeli Shekels
	December 31
	2013	2014
	In millions
Present value of funded obligations	190	204
Less: fair value of plan assets	145	153
Liability for employee rights upon retirement, net – presented as non-current liability	45	51

Changes during the year in the obligation recognized for post-employment defined benefit plans were as follows:

	New Israeli Shekels in millions
	Present value of obligation	Fair value of plan assets	Total
At January 1, 2013	190	(140)	50
Current service cost	23		23
Interest expense (income)	7	(6)	1
Employer contributions		(21)	(21)
Benefits paid	(54)	37	(17)
Remeasurements:
Experience loss (gain)	23	(15)	8
Loss from change in financial assumptions	1		1
Return on plan assets		*	*
At January 1, 2014	190	(145)	45
Current service cost	19		19
Interest expense (income)	6	(5)	1
Employer contributions		(17)	(17)
Benefits paid	(23)	17	(6)
Remeasurements:
Experience loss (gain)	3	(3)	*
Loss from change in demographic assumptions	7		7
Loss from change in financial assumptions (**)	2		2
Return on plan assets		*	*
At December 31, 2014	204	(153)	51

(*)	Representing an amount of less than NIS 1 million
(**)
Reduced by NIS 4 million due to using Israel high-quality corporate bonds in 2014, while using Israeli Government bonds in 2013, see note 2(k)(i)(2). As a result the weighted average interest rate as of Dec 31, 2014 increased by 1.2%, which is expected to increase finance costs in 2015 by approximately NIS 0.4 million.

The expected contribution to the defined benefit plan during the year ended December 31, 2015 is approximately NIS 15 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

The amounts recognized in the income statement and other comprehensive income are as follows:

	New Israeli Shekels
	Year ended December 31
	2012	2013	2014
	In millions
Current service cost	33	23	19
Interest expense	2	1	1
Total expenses recognized in the income statement	35	24	20
Charged to the statement of income as follows:
Cost of revenues	20	13	11
Selling and marketing expenses	10	8	6
General and administrative expenses	3	2	2
Finance costs, net	2	1	1
	35	24	20
Remeasurement losses net, recognized in the statement of comprehensive income, before tax	17	9	9
Actual return on plan assets	6	6	8

The principal actuarial assumptions used were as follows:

	December 31
	2013	2014
	%	%

Interest rate weighted average	4.2%	3.0%
Inflation rate weighted average	2.4%	1.6%
Expected turnover rate	8% - 55%	10% - 49%
Future salary increases	1% - 26%	1% - 26%

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

The sensitivity of the defined benefit obligation to changes in the principal assumptions is:

	December 31, 2014
	NIS in millions
	Increase of 10% of the assumption	Decrease of 10% of the assumption
Interest rate	(1)	0.7
Expected turnover rate	0.2	(0.3)
Future salary increases	0.7	(0.6)

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

Expected maturity analysis of undiscounted defined benefits as at December 31, 2014:

NIS in millions
2015	50
2016	24
2017	19
2018 and 2019	28
2020 and thereafter	106
227

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – COMMITMENTS

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

The Government royalty expenses were included in cost of revenues, see note 20(a).

(2)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. For the years 2012, 2013 and 2014 the Company paid a total amount of approximately NIS 59 million, NIS 60 million and NIS 60 million, respectively.  See also note 18(B)(1).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – COMMITMENTS (continued)

(3)	At December 31, 2014, the Group is committed to acquire property and equipment and software elements for approximately NIS 23 million.

(4)
At December 31, 2014, the Group is committed to acquire inventory in an amount of approximately NIS 554 million. The commitment to acquire inventory includes the following: the Company has signed in 2012 an agreement with Apple Distribution International for the purchase and resale of iPhone handsets, ipads and accessories in Israel (the "Apple Agreement"). The term of the Apple Agreement is three years, during which Partner has agreed to purchase a minimum quantity of equipment per year, which will represent a significant portion of the Company's expected equipment purchases over that period.

(5)	Right of Use (ROU)
012 Smile signed a long-term agreement with a service provider to receive indefeasible Rights of Use (ROU) of international capacity through submarine infrastructure until 2023 with an option to extend the agreement until 2027. As of December 31, 2014, 012 Smile is committed to pay for capacities over the following years an amount of NIS 322 million. The committed annual payments (excluding maintenance fees) as of December 31, 2014 are:

New Israeli Shekels in millions
2015	27
2016	45
2017	47
2018	51
2019	51
2020 and thereafter	101
322

In addition, under the terms of the ROU agreements, 012 Smile is committed to pay annual maintenance fees during the usage period. The total aggregated expected maintenance fee for the years 2015-2023 is approximately NIS 106 million. All payments under the ROU agreements are linked to the USD.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – COMMITMENTS (continued)

(6)
In April 2012 - the Company entered into a five-year agreement with Bezeq - The Israel Telecommunication Corp., Ltd. ("Bezeq"), effective as of January 1, 2012, for the supply of transmission services for use in Partner's mobile network ("the Bezeq Agreement"). According to the Bezeq Agreement, the minimum annual commitment is NIS 55 million for the year 2012 and will gradually increase to NIS 71 million for the year 2016 due to the increase in the scope of the capacity to be purchased in accordance with the layout agreed upon by the parties. The minimum commitment as of December 31, 2014 is NIS 140 million.

(7)
Liens and guarantees

As of December 31, 2104, the Group has provided bank guarantees in respect of licenses (see note 1(e)) in an amount of NIS 86 million, in addition to bank guarantees in favor of other parties in an aggregate amount of approximately NIS 43 million as of December 31, 2014. The total bank guarantees provided by the Group as of December 31, 2014 is NIS 129 million.

(8)
License for the use of the Orange brand

On July 1, 1998, the Company entered into a brand license agreement with Orange International Developments Limited, a subsidiary of Orange Limited, formerly Orange plc further assigned to Orange Brand Services Limited, a member of the France Telecom Group (“Orange”). Under this agreement, the Company has the exclusive right to use the Orange brand in Israel. The license was royalty-free until June 2013; however, pursuant to an amendment to the brand license agreement negotiated in January 2012 with Orange Brand Services Limited, a member of the France Telecom Group, the Company began paying royalties in April 1, 2012 for a period of 15 years.

Royalties payable are based on a percentage of the Company’s service revenues offered under the Orange brand.

Under the brand license agreement, the Company is required to comply with the Orange brand guidelines established by Orange. The Company has the right to use the Orange brand as long as it is able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel.

(9)	Covenants and negative pledge – see note 14(7), (8), and (9).

(10)	See note 14 (6) with respect of loan commitments.

(11)	Operating leases – see note 17.

(12)	See note 1(d) with respect to network sharing and right of use agreements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – OPERATING LEASES

 The Group has entered into operating lease agreements as follows:

(1)
The Group leases its headquarter facilities in Rosh Ha-ayin, Israel, with a total of approximately 53,307 gross square meters (including parking lots). The lease term is until the end of 2024. The rental payments are linked to the Israeli CPI.

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

(4)	As of December 31, 2014 operating lease agreements in respect of vehicles are for periods of up to three years. The rental payments are linked to the Israeli CPI.

(5)	Non-cancelable minimum operating lease rentals in respect of all the above leases are payable including option periods which are reasonably certain are as follows:

New Israeli Shekels
December 31, 2014
In millions
2015	226
2016	204
2017	173
2018	130
2019-2020	184
2021-2022	125
2023-2024	72
2025 and thereafter	9
1,123

(6)	The rental expenses for the years ended December 31, 2012, 2013 and 2014 were approximately NIS 290 million, NIS 271 million, and NIS 259 million, respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – LAWSUITS AND LITIGATIONS

A.	Claims

Total provision recorded in the financial statements in respect of all lawsuits against the Group amounted to NIS 55 million at December 31, 2014. See also notes 2(m)(1) and 13.

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

Described hereunder are the outstanding consumer purported class actions with respect to lawsuits with a total claim amount of NIS 7,081 million or which have not been quantified, broken down by the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	11	325
NIS 100- 400 million	6	1,048
NIS 400 million -NIS 1 billion	2	1,008
Over NIS 1 billion	2	4,700
Unquantified claims	3	-
Total	24	7,081

With respect to 3 of the claims mentioned in the table above, the court approved these claims as class actions:

1.
During 2008, several claims and motions to certify the claims as class actions were filed against several international telephony companies including 012 Smile. The plaintiffs allege that with respect to prepaid calling card services, the defendants misled the consumers regarding certain issues, charged consumers in excess, and formed a cartel that arranged and raised the prices of calling cards. The total amount of damages claimed by the plaintiffs against 012 Smile is approximately NIS 128 million. On November 3, 2010, the court granted the plaintiffs' request and certified the lawsuit as a class action against all of the defendants. On May 10, 2012, the parties signed a settlement agreement regarding the amended request and regarding an additional lawsuit in an amount of NIS 2.7 billion, dealing with similar issues. On March 11, 2013, the parties signed a revised settlement agreement, and on May 26, 2013, the court approved the settlement agreement. The parties submitted a revised settlement agreement in December 2014 that was approved by the court in January 2015.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – LAWSUITS AND LITIGATIONS (continued)

2.
On April 13, 2011, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner sent a message to its customers that their internet package was fully utilized before it was fully utilized. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 4.6 million. On June 26, 2013, The Court approved the motion and recognized the lawsuit as a class action. On August 19, 2013, Partner filed a request to appeal to the Supreme Court. On February 21, 2014, the Supreme Court dismissed Partner's request, and a hearing has been set. On January 6, 2015, the parties filed a request to approve a settlement agreement.

3.
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

With respect to 3 claims mentioned in the table above, with a total amount of NIS 310 million (other than the 3 claims mentioned above), the parties filed requests to approve settlement agreements and with respect to 2 claims in the amount of NIS 61 million (other than the 3 claims mentioned above), the court approved a settlement agreement.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – LAWSUITS AND LITIGATIONS (continued)

b.     Alleged breach of license, Telecom law

This category includes lawsuits and motions for the recognition of these lawsuits as class actions with respect to alleged breaches of licenses or the Communications Law (Telecommunications and Broadcasting).

Described hereunder are the outstanding consumer purported class actions with respect to lawsuits with a total claim amount of NIS 1,048 million or which have not been quantified, broken down by the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	17	396
NIS 100-400 million	3	652
Unquantified claims	1	-
Total	21	1,048

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

2.
On May 6, 2010, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner unlawfully charged its customers for opening handsets that were locked for use on other cellular networks (sim lock). The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 20 million. On August 25, 2013, The Court approved the motion and recognized the lawsuit as a class action.  On October 8, 2013, Partner filed a request to appeal to the Supreme Court. On June 27, 2014, the Supreme Court determined a credit mechanism for the relevant group of customers which the parties are implementing.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – LAWSUITS AND LITIGATIONS (continued)

3.
On April 3, 2012, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner breached its license conditions in connection with benefits provided to costumers that purchased handsets from third parties. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 22 million. On September 3, 2014, The Court approved the motion and recognized the lawsuit as a class action. It should be noted that Partner estimates that even if the claim will be decided in favor of the relevant customers, the damages that Partner will be required to pay for will be immaterial.

With respect to 2 claims mentioned in the table above, with a total amount of NIS 84 million (other than the 3 claims mentioned above), the parties filed requests to approve a settlement agreement and with respect to 1 claim in the amount of NIS 71 million (other than the 3 claims mentioned above), the court approved a settlement agreement.

2.    Environmental claims

This category includes two lawsuits and motions for the recognition of these lawsuits as class actions with respect to environmental issues. As of the date of approval of these financial statements, the amounts claimed from this group sum up to NIS 4,610 million. On November 7, 2013, the parties filed requests to approve a settlement agreement for both lawsuits. On July 28, 2014 the Court approved the settlement agreement and on October 20, 2014 the plaintiff filed an appeal with the Supreme Court.

3.     Employees and suppliers claims

This category includes two lawsuits with respect to employees and suppliers issues: a lawsuit and motion for the recognition of this lawsuit as class action in the amount of NIS 100 million and a civil lawsuit in the amount of NIS 40 million.

4.    Other claims

In addition to all the above mentioned claims the Group is a party to various claims arising in the ordinary course of its operations.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – LAWSUITS AND LITIGATIONS (continued)

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

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators. This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36. Between January 3, 2006 and December 31, 2014 the Company provided the local authorities with 482 indemnification letters as a pre-condition for obtaining building permits.

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

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange Ltd. under the symbol "PTNR", and are quoted on the NASDAQ Global Select Market™, in the form of American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, under the symbol "PTNR", according to the dual listing regulations. The ADSs are evidenced by American Depositary Receipts ("ADRs"). Since November 2011, Citibank, N.A. serves as the Company's depository for ADSs. The holders of ordinary shares are entitled vote in the general meetings of shareholders and to receive dividends as declared.

Under the provisions of the Company's licenses (note 1(e)), restrictions are placed on transfer of the Company's shares and placing liens thereon. The restrictions include the requirement that the advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company's shares to a third party.

Through December 31, 2008 the Company purchased its own 4,467,990 shares at the cost of NIS 351 million ("treasury shares"). In accordance with the Israeli Companies Law, the treasury shares are considered dormant shares as long as they are held by the Company, and as such they do not bear any rights (including the right to vote in general meetings of shareholders and to receive dividends) until they are transferred to a third party.

In 2014 the Company allocated 1,594,850 of the treasury shares to a trustee on behalf of the Company's employees under the Company's Equity Incentive Plan (see (b) below). These shares are under the control of the Company until vested under the plan and therefore are not presented in the financial statements as outstanding shares until vested (restricted shares ("RSA")).

b.	Share based compensation to employees

(1)	Description of the Equity Incentive Plan

Share options and restricted shares were granted to employees in accordance with the 2004 Equity Incentive Plan (formerly known as the 2004 Share Option Plan (the "Plan")).

On June 18, 2014, the Company's Board of Directors approved certain amendments to the Company's Equity Incentive Plan (the "Plan"). The main amendments to the Plan include: (a) the extension of the Plan for an additional ten years from July 2014 until July 2024; (b) the increase of the number of shares which may be granted under the Plan by 6 million shares, which represents approximately 3.75% of the Company's issued share capital as of June 18, 2014, up to a total of 19,917,000 ordinary shares; and (c) the addition of the ability to allocate restricted shares ("RSA") to the Company's employees and officers and necessary related amendments to the Plan (in particular, regarding the right to vote at the general meetings of shareholders and the right to receive dividends distributed with respect to the restricted shares). The committee may set performance targets as a vesting criterion (independently or in combination with other criteria).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees (continued)

The total number of Company's shares reserved for issuance upon exercise of all options or upon the earning of the restricted shares granted under the Plan is 19,917,000, of which 3,309,544 remained ungranted as of December 31, 2014. The vesting of the options and the earning of the restricted shares are subject to vesting /restriction periods. The vesting of the options and the earning of the restricted shares granted after June 2014 are also subject to performance conditions set by the Company's organs.

The Plan's principal terms of the options include:

-
Exercise price adjustment:

The exercise price of options shall be reduced in the following events: (1) dividend distribution other than in the ordinary course: by the gross dividend amount so distributed per share, and (2)  dividend distribution in the ordinary course: With respect to certain options (depending on the date of the granting of the options), the exercise price shall be reduced by the amount of a dividend in excess of 40% of the Company’s net income for the relevant period per share, or else by the gross dividend amount so distributed per share ("Full Dividend Mechanism").

-
Cashless exercise:  Most of the options may be exercised only through a cashless exercise procedure, while holders of other options may choose between cashless exercise and the regular option exercise procedure. In accordance with such cashless exercise, the option holder would receive from the Company, without payment of the exercise price, only the number of shares whose aggregate market value equals the economic gain which the option holder would have realized by selling all the shares purchased at their market price, net of the option exercise price.

(2)	Information in respect of options and restricted shares granted under the Plan:

	Through December 31, 2014
	Number of options	Number of RSAs
Granted	23,585,385	1,594,850
Shares issued upon exercises	(6,055,350)
Cancelled upon net exercises, expiration and forfeitures	(8,567,919)	(4,860)
Outstanding	8,962,116	1,589,990
Of which:
Exercisable	4,902,943	-
Vest in 2015	194,583	-
Vest in 2016	1,369,061	530,088
Vest in 2017	1,247,769	529,952
Vest in 2018	1,247,760	529,950

As of December 31, 2014 the company expects to record a total amount of compensation expenses of approximately NIS 44 million during the next four years with respect to the options and restricted shares.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - EQUITY AND SHARE BASED PAYMENTS (continued)

(3)	Options status summary as of December 31, 2012, 2013 and 2014 and the changes therein during the years ended on those dates:

	Year ended December 31
	2012		2013		2014
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		NIS		NIS		NIS
Balance outstanding at the
beginning of the year	6,452,891	52.98	7,523,748	44.02	6,928,382	43.46
Changes during the year:
Granted	1,795,340	18.42	292,500	25.36	3,897,270	26.25
Exercised	-		(75,640)	13.66	(828,950)	16.30
Forfeited	(449,266)	54.97	(322,009)	30.63	(334,570)	32.83
Expired	(275,217)	56.07	(490,217)	54.31	(700,016)	57.72
Balance outstanding at the end of the year	7,523,748	44.02	6,928,382	43.46	8,962,116	32.08
Balance exercisable at the end of the year	3,723,702	53.61	4,818,696	52.02	4,902,943	47.25
Shares issued	-		41,294		385,943

	Options granted in 2012	Options granted in 2013	Options granted in 2014
Weighted average fair value of options granted using the Black & Scholes option-pricing model – per option (NIS)	3.74	6.74	6.92
The above fair value is estimated on the grant date based on the following weighted average assumptions:
Expected volatility	30.46%	34.43%	31.66%
Risk-free interest rate	2.52%	1.78%	1.00%
Expected life (years)	3	3	4
Dividend yield	*	*	*

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

The fair value of RSAs was evaluated based on the stock price on grant date.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - EQUITY AND SHARE BASED PAYMENTS (continued)

(4)   Information about outstanding options by expiry dates

Share options outstanding as of December 31, 2014 have the following expiry dates and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS
2015	201,285	52.40
2016	32,500	29.45
2017	71,000	53.44
2019	1,258,271	51.12
2020	(*) 4,832,290	33.64
2021	1,517,250	47.35
2022	757,020	21.39
2023	150,000	23.61
2024	142,500	33.05
	8,962,116	32.08

(*) Mainly includes the options granted in 2014

c.	Dividends

	For the year ended December 31,
	2012
	Per share in NIS	NIS in millions
Dividends declared during the year	1.03	160
Tax withheld
Previously withheld tax - paid during the year		7
Net Cash flow in respect of dividends during the year		167

In September 2012, the Board of Directors resolved to cancel the existing dividend policy for 2012, and to assess dividend distributions (and their scope) from time to time, by reference to, inter alia, the Company's cash flow, profitability, debt level, debt coverage ratios and the business environment in general. No dividends were distributed in 2013 and 2014.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – EXPENSES

(a) Cost of revenues	New Israeli Shekels
	Year ended December 31,
	2012	2013	2014
	In millions
Payments to transmission, communication and content providers	1,153	1,073	981
Cost of equipment and accessories	788	664	738
Wages, employee benefits expenses and car maintenance	614	408	366
Depreciation and amortization	641	610	596
Costs of handling, replacing or repairing equipment	140	104	88
Operating lease, rent and overhead expenses	303	312	332
Network and cable maintenance	133	123	120
Payments to internet service providers (ISP)	69	45	29
Carkit installation, IT support, and other operating expenses	80	82	86
Royalty expenses (see note 16 (1))	39
Amortization of rights of use	26	31	37
Other	45	58	46
Total cost of revenues	4,031	3,510	3,419

(b) Selling and marketing expenses	New Israeli Shekels
	Year ended December 31,
	2012	2013	2014
	In millions
Wages, employee benefits expenses and car maintenance	299	231	205
Advertising and marketing	64	55	49
Selling commissions, net	59	72	83
Depreciation and amortization	42	42	45
Operating lease, rent and overhead expenses	45	33	25
Other	42	29	31
Total selling and marketing expenses	551	462	438

(c) General and administrative expenses	New Israeli Shekels
	Year ended December 31,
	2012	2013	2014
	In millions
Wages, employee benefits expenses and car maintenance	89	80	71
Bad debts and allowance for doubtful accounts	40	50	39
Professional fees	29	25	27
Credit card and other commissions	33	23	18
Depreciation	17	17	11
Other	28	22	27
Total general and administrative expenses	236	217	193

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – EXPENSES (continued)

(d) Employee benefit expense	New Israeli Shekels
	Year ended December 31,
	2012	2013	2014
	In millions
Wages and salaries including social benefits, social security costs, pension costs and car maintenance before capitalization	1,002	763	683
Less: expenses capitalized (notes 9, 10)	(61)	(87)	(85)
Service costs: defined benefit plan (note 15)	33	23	19
Service costs: defined contribution plan (note 15)	17	15	17
Share based compensation expenses (note 19(b))	11	5	8
	1,002	719	642

NOTE 21 – OTHER INCOME, NET

	New Israeli Shekels Year ended December 31,
	2012	2013	2014
	In millions
Unwinding of trade receivables	108	75	47
Other income, net	3	3	2
Capital gain from property and equipment	*	1	1
	111	79	50
* Representing an amount of less than 1 million

NOTE 22 – FINANCE COSTS, NET

	New Israeli Shekels
	Year ended December 31,
	2012	2013	2014
	In millions
Net foreign exchange rate gains	8	21
Interest income from cash equivalents	7	7	3
Other	6	1	*
Finance income	21	29	3

Interest expenses	188	171	123
Linkage expenses to CPI	35	46	3
Fair value loss from derivative financial instruments, net	15	12	7
Net foreign exchange rate losses			18
Other finance costs	17	11	11
Finance expense	255	240	162
	234	211	159

* Representing an amount of less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 – INCOME TAX EXPENSES

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes through tax-year 2007 were measured in real terms, having regard to the changes in the Israeli CPI. Commencing the tax-year 2008 and thereafter the Company and its subsidiaries are measured for tax purposes in nominal values, except for certain transition provisions: certain losses carryforward for tax purposes, and certain tax deductible depreciation expenses are adjusted to the changes in the CPI until the end of 2007.

b.	Corporate income tax rates applicable to the Group

The Group is taxed according to the regular corporate income tax in Israel.

On December 6, 2011, the "Tax Burden Distribution Law" Legislation Amendments (2011) was published. Under this law Corporate tax rate was set to of 25% as from 2012 and thereafter.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - INCOME TAX EXPENSES (continued)

c.	Deferred income taxes

Balances of deferred tax asset (liability) in NIS millions are attributable to the following items:

Balance of deferred tax asset (liability) in respect of	As at January 1, 2012	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2012	Charged to the income statement	Charged to other comprehensive income	Effect of change in corporate tax rate	As at December 31, 2013	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2014

Allowance for doubtful accounts	61	(5)		56	(5)		3	54	(10)		44
Provisions for employee rights	17	(6)	4	15	*	2	1	18	(1)	2	19
Depreciable fixed assets and software	(123)	23		(100)	13		(5)	(92)	22		(70)
Intangibles, deferred expenses and carry forward losses	48	(1)		47	(26)		2	23	(16)		7
Options granted to employees	1	(1)		*	1		*	1	*		1
Financial instruments	*	*		-				-			-
Other	9	*		9	(1)		*	8	1		9
Total	13	10	4	27	(18)	2	1	12	(4)	2	10

* Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - INCOME TAX EXPENSES (continued)

	New Israeli Shekels
	December 31,
	2013	2014
	In millions
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	89	82
Deferred tax assets to be recovered within 12 months	39	35
	128	117
Deferred tax liabilities

Deferred tax liabilities to be recovered after more than 12 months	94	90
Deferred tax liabilities to be recovered within 12 months	22	17
	116	107
Deferred tax assets, net	12	10

d.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see (b) above), and the actual tax expense:

	New Israeli Shekels
	Year ended December 31
	2012	2013	2014
	In millions
Profit before taxes on income,
as reported in the income statements	631	198	241
Theoretical tax expense	158	50	64
Increase in tax resulting from disallowable deductions	5	17	15
Income not subject to tax	(1)		*
Temporary differences and tax losses for which no
deferred income tax asset was recognized	(2)
Utilization of previously unrecognized tax losses and
other temporary differences	(11)	(3)
Taxes on income in respect of previous years	2
Change in corporate tax rate, see (b) above		(1)
Other	2	*	*
Income tax expenses	153	63	79

* Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - INCOME TAX EXPENSES (continued)

e.	Taxes on income included in the income statements:

	New Israeli Shekels
	Year ended December 31
	2012	2013	2014
	In millions
For the reported year:
Current	161	48	72
Deferred, see (c) above	(10)	18	4
Effect of change in corporate tax rate on deferred taxes		(1)
In respect of previous year:
Current	2	(2)	3
Deferred, see (c) above
	153	63	79

f.     Tax assessments:

1)	The Company has received final corporate tax assessments through the year ended December 31, 2011.

2)	A subsidiary has received final corporate tax assessments through the year ended December 31, 2012.

3)
As general rule, tax self-assessments filed by another two subsidiaries through the year ended December 31, 2010 are, by law, now regarded as final. However, the manager of the tax authority may direct that the abovementioned last tax self-assessment will not be regarded as final until December 31, 2015.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 24 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Transactions with Scailex group

On May 5, 2011, the shareholders of the Company approved and ratified an amendment to the Samsung Products Agreement according to which: (a) the total volume of the annual procurement from Scailex shall not exceed NIS 550 million (excluding VAT) and will not exceed 40% of the total cost of the products purchased by the Company in a calendar year; (b) if an auditor agreed upon by both parties should confirm that the annual gross profit margin of any group of products exceeds Scailex’s average gross profit margin, from the same group of products with any entity in which Scailex is not an interested party therein, Scailex shall credit the difference to the Company; and (c) The term of the Samsung Products Agreement is for a period of two years commencing on January 1, 2011. In January 2013, the Audit Committee and Board of Directors approved an extension of the Samsung Products Agreement for an additional period of two years, commencing retroactively on January 1, 2013, under the same terms and conditions, including that the total volume of the annual procurement from Scailex shall remain unchanged. In April 2013, the resolution was approved by the general meeting of shareholders. On December 31, 2014 the Agreement expired.

	New Israeli Shekels
	Year ended December 31,
	2012	2013	2014
Transactions with Scailex group	In millions
Service revenues	0.6	0.4	0.3
Acquisition of equipment	288	189	51
Selling commissions, maintenance and other expenses (revenues)	(10)	(2)	(0.1)

	New Israeli Shekels
	December 31,
	2013	2014
Statement of financial position items - Scailex group	In millions
Current liabilities: Scailex group	30	3

The transactions are carried out in the ordinary course of business. Management believes that such transactions were carried out under normal market conditions.

As described in note 1(a) Scailex was the Company's parent company until January 29, 2013.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 24 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

b.	Key management compensation

Key management personnel are the senior management of the Company and the members of the Company's Board of Directors.

	New Israeli Shekels
	Year ended December 31
	2012	2013	2014
Key management compensation expenses comprised	In millions
Salaries and short-term employee benefits	21	20	20
Long term employment benefits	6	5	3
Employee share-based compensation expenses	7	2	2
	34	27	25

	New Israeli Shekels
	December 31,
	2013	2014
Statement of financial position items - key management	In millions
Current liabilities:	5	5
Non-current liabilities:	14	13

c.	In the ordinary course of business, key management or their relatives may have engaged with the Company with immaterial transactions that are under normal market conditions.

d.
Principal shareholder: On January 29, 2013, S.B. Israel Telecom Ltd. completed the acquisition of 48,050,000 ordinary shares of the Company and became the Company's principal shareholder. See also note 1(a).

e.
In order to encourage the Company’s executive officers to remain with the Company following the acquisition by S.B. Israel Telecom of 30.87% of our issued and outstanding shares, principally from Scailex, the Company’s Board of Directors, upon the recommendation and approval of its compensation committee, adopted a two-year retention plan on December 17, 2012, that became effective upon change of control on January 29, 2013. According to the terms of the plan, retention payments were made to each of the Company’s eligible executive officers at the first and second anniversaries of the closing of the change of control (January 29, 2013), provided the executive officer had not resigned for reasons other than for certain justified reasons, (as specified in the retention plan) or in case of termination by the Company. The aggregate amount of all retention payments paid was NIS 6.5 million. In addition, on May 22, 2012, the Company’s Board of Directors and audit committee, upon the recommendation and approval of its compensation committee, adopted a retention plan for the CEO according to which the CEO would receive an amount of NIS 1.8 million, provided that the CEO did not resign during the first year of the change of control or his employment was terminated by the Company under circumstances other than those that would deny his lawful right to severance payments and advanced notice.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 24 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

On December 29, 2013, the CEO notified the Company that he irrevocably waived any right to the said retention bonus.

NOTE 25 –EARNINGS PER SHARE

Following are data relating to the net income and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31
	2012	2013	2014
Profit used for the computation of
basic and diluted EPS (NIS in millions)	478	135	162

Weighted average number of shares used
in computation of basic EPS (in thousands)	155,646	155,658	155,802

Add - net additional shares from assumed
exercise of employee stock options and restricted shared (in thousands)	127	541	598

Weighted average number of shares used in
computation of diluted EPS (in thousands)	155,773	156,199	156,400

Number of options and restricted shares not taken into account in computation of diluted earnings per share, because of their anti-dilutive effect (in thousands)	6,156	5,378	8,101

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 26 – 4G FREQUENCY AWARDED – SUBSEQUENT EVENT

On January 13, 2015 the Company was awarded an additional frequency bandwidth of 5MHz in the 1800MHz spectrum, for a consideration of NIS 33.5 million, as part of the 4G frequencies tender of the MOC.