Form 20-F
period 2015-12-31
PARTNER COMMUNICATIONS CO LTD
filed 2016-03-14
CIK 1096691

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
ANNUAL REPORT
FILED PURSUANT TO SECTION 12, 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

As filed with the Securities and Exchange Commission on March 14, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Nomi Sandhaus
ExecutiveOffices@partner.co.il
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

ORDINARY SHARES OF NIS 0.01 EACH 156,087,456

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

YES ☐           NO ☒

INTRODUCTION

As used herein, references to “we,” “our,” “us,” the “Group,” “Partner” or the “Company” are references to Partner Communications Company Ltd. and its wholly-owned subsidiaries, Partner Future Communications 2000 Ltd., Partner Land-Line Communications Solutions LP, Partner Business Communications Solutions LLP (of which Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner), and, as of March 3, 2011 (the date of acquisition), 012 Smile Telecom Ltd. ("012 Smile"), except as the context otherwise requires. In addition, references to our “financial statements” are to our consolidated financial statements, unless the context requires otherwise.

The Company currently provides telecommunications services in the following two segments: (1) cellular telecommunications services (“Cellular Services”) and (2) fixed-line communication services (“Fixed-Line Services”), which include: (a) Internet services (“ISP”) that provide access to the internet as well as home Wi-Fi networks, including Value Added Services (“VAS”) such as anti-virus and anti-spam filtering; and fixed-line voice communication services provided through Voice Over Broadband (“VOB”); (b) Transmission services and Primary Rate Interface (“PRI”); (c) International Long Distance services (“ILD”); outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. The cellular segment and the fixed-line segment also include operations of equipment selling: mainly handsets, phones, tablets, laptops, modems, data cards, domestic routers, audio-visual devices and related peripherals and equipment. Unless the context indicates otherwise, expressions such as “our business,” “Partner’s business” and “the Company’s business” or “industry” refer to both Cellular and Fixed-Line Services.

In this document, references to “$,” “US$,” “US dollars,” “USD” and “dollars” are to United States dollars, and references to “NIS” and “shekels” are to New Israeli Shekels. We maintain our financial books and records in shekels. This annual report contains translations of NIS amounts into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this annual report as convenience translations could have been or could be converted from NIS into US dollars at these rates, at any particular rate or at all. The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on December 31, 2015, of NIS 3.902 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Our financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards (“IFRS”) published by the International Accounting Standards Board (“IASB”). See “Item 18. Financial Statements” and “Item 5A. Operating and Financial Review and Prospects – Operating Results”.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this annual report, including the statements in the sections of this annual report entitled “Item 3D. Key Information – Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report regarding our future performance, revenues or margins, market share or reduction of expenses, regulatory developments, and any statements regarding other future events or our future prospects, are forward-looking statements.

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

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.                      KEY INFORMATION

3A.          Selected Financial Data

Our consolidated financial statements for the years ended December 31, 2011, 2012, 2013, 2014 and 2015, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The tables below at and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015, set forth selected consolidated financial data under IFRS. The selected financial information is derived from our consolidated financial statements, which have been audited by Kesselman & Kesselman, our independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited. The audited consolidated financial statements at December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015, appear at the end of this report.

	Year ended December 31,
	2011	2012	2013	2014	2015	2015

	New Israeli Shekels in millions (except per share data)					US$ in millions (1)

Consolidated Statement of Income Data

Revenues, net	6,998	5,572	4,519	4,400	4,111	1,054

Cost of revenues	4,978	4,031	3,510	3,419	3,472	890

Gross profit	2,020	1,541	1,009	981	639	164

Selling and marketing expenses	711	551	462	438	417	107
General and administrative expenses	291	236	217	193	223	57
Impairment of goodwill	87	-	-	-	-	-
Income with respect to Orange agreement	-	-	-	-	61	16
Other income, net	105	111	79	50	47	12

Operating profit	1,036	865	409	400	107	28

Finance income	33	21	29	3	13	3
Finance expenses	327	255	240	162	156	40
Finance costs, net	294	234	211	159	143	37

Profit (loss) before income tax	742	631	198	241	(36)	(9)

Income tax expenses	299	153	63	79	4	1

Profit (loss) for the year	443	478	135	162	(40)	(10)

Earnings (loss) per ordinary share and per ADS

Basic:	2.85	3.07	0.87	1.04	(0.26)	(0.06)

Diluted	2.84	3.07	0.86	1.04	(0.26)	(0.06)

Weighted average number of shares outstanding (in thousands)

Basic:	155,542	155,646	155,687	155,802	156,081	156,081
Diluted (for calculation above):	155,779	155,773	156,199	156,400	156,081	156,081

	Year ended December 31,
	2011	2012	2013	2014	2015	2015

	New Israeli Shekels in millions (except per share data)					US$ in millions (1)

Other Financial Data

Capital expenditures (2)	468	558	413	429	271	69

Adjusted EBITDA (3)	2,178	1,602	1,114	1,096	876	225

Dividend per share (4)	2.25	1.03	—	—	—	—

Statement of Cash Flow Data

Net cash provided by operating activities	1,570	1,705	1,539	951	922	236

Net cash used in investing activities	(1,085)	(471)	(498)	(431)	(356)	(91)

Net cash used in financing activities	(274)	(1,218)	(1,108)	(338)	(303)	(78)

Balance Sheet Data (at year end)

Current assets	2,308	2,120	1,703	1,817	2,185	561

Non current assets	4,779	4,297	3,784	3,679	3,341	855

Property and equipment	2,051	1,990	1,791	1,661	1,414	363

License and other intangible assets	1,290	1,217	1,167	1,079	956	245

Goodwill	407	407	407	407	407	104

Deferred income tax asset	30	36	12	14	49	12

Total assets	7,087	6,417	5,487	5,496	5,526	1,416

Current liabilities (5)	1,889	1,525	1,374	1,385	1,765	452

Long-term liabilities (5)	4,773	4,151	3,239	3,072	2,741	702

Total liabilities	6,662	5,676	4,613	4,457	4,506	1,154

Shareholders’ equity	425	741	874	1,039	1,020	262

Total liabilities and shareholders’ equity	7,087	6,417	5,487	5,496	5,526	1,416

(1)
The NIS figures at December 31, 2015, and for the period then ended have been translated throughout this annual report into dollars using the representative exchange rate of the dollar at December 31, 2015 (USD 1 = NIS 3.902). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars. See also “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

(2)	Capital Expenditures represent additions to property and equipment (see Note 10 to our consolidated financial statements) and intangible assets (see Note 11 to our consolidated financial statements).

(3)
Adjusted EBITDA as reviewed by the Chief Operating Decision Maker (“CODM”) represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and amortization of share based compensation) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. We use the term “Adjusted EBITDA” to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share-based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods.

(4)
The dividend per share was calculated in respect of the period for which it was announced. For the years ended December 31, 2013, 2014 and 2015, no dividend was declared by the Company. During 2012, the Company declared a dividend in the amount of approximately NIS 160 million (US$ 41 million), or NIS 1.03 per share. The aggregate total dividend for 2011 was NIS 350 million or NIS 2.25 per share.

(5)	See Note 15 to the consolidated financial statements for information regarding long-term liabilities and current maturities of long-term borrowings and notes payable.

The tables below at and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015, set forth a reconciliation between operating profit and Adjusted EBITDA.

	Year ended December 31,
	2011	2012	2013	2014	2015	2015

	New Israeli Shekels in millions					US$ in millions (1)

Reconciliation Between Operating Profit and Adjusted EBITDA
Operating profit	1,036	865	409	400	107	28
Depreciation and amortization (including impairment charges)	1,121	726	700	689	753	193
Other (*)	21	11	5	7	16	4

Adjusted EBITDA (2)	2,178	1,602	1,114	1,096	876	225

(1)
The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on December 31, 2015, of NIS 3.902 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

(2)
Adjusted EBITDA as reviewed by the Chief Operating Decision Maker (“CODM”) represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and amortization of share based compensation) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. We use the term “Adjusted EBITDA” to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share-based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods

(*)           Mainly amortization of employee share based compensation.

	At December 31,
	2013	2014	2015
Cellular Industry Data

Estimated population of Israel (in millions) (1)	8.1	8.3	8.5
Estimated Israeli cellular telephone subscribers (in millions) (2)	10.1	10.3	10.5
Estimated Israeli cellular telephone penetration (3)	125%	124%	124%

	Year ended December 31,
	2011	2012	2013	2014	2015
Partner Data
Cellular subscribers (000’s) (at period end) (4)	3,176	2,976	2,956	2,837	2,718
Pre-paid cellular subscribers (000’s) (at period end) (4)	894	874	823	705	562

Post-paid cellular subscribers (000’s) (at period end) (4)	2,282	2,102	2,133	2,132	2,156

Share of total Israeli cellular subscribers (at period end) (5)	32%	29%	29%	28%	27%
Average monthly usage per cellular subscriber (“MOU”) (mins.) (6)	397	450	522
Average monthly revenue per cellular subscriber including roaming (“ARPU”) (NIS) (7)	111	97	83	75	69
Churn rate for cellular subscribers (8)	29%	38%	39%	47%	46%
Number of fixed-lines (000’s) (9,10) (at period end)	292	288	299
ISP subscribers (000’s)(10) (at period end)	632	587	583

Estimated cellular coverage of Israeli population (at period end) (11)	99%	99%	99%	99%	99%

Number of employees (full time equivalent) (at period end) (12)	7,891	5,396	4,045	3,575	2,882

(1)	The population estimates are as published by the Central Bureau of Statistics in Israel as of December 31, 2015.

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

(4)
In accordance with general practice in the cellular telephone industry, we use the term “subscriber”, unless the context otherwise requires, to indicate a telephone or a data or video device, rather than either a bill-paying network customer, who may have a number of telephones connected to the network, or a cellular telephone user who may share a single telephone with a number of other users. “Subscriber” includes our pre-paid customers. A pre-paid subscriber is recognized as such only following the actual use of his pre-paid SIM card and only once they have generated revenues in the amount of at least one shekel (excluding VAT).

References to the number of subscribers are stated net of subscribers who leave or are disconnected from the network, or who have not generated revenue for the Company for a period of over six consecutive months ending at a reporting date.

(5)	Total number of Partner subscribers expressed as a percentage of the estimated total number of Israeli cellular subscribers.

(6)
We have calculated our average monthly usage per cellular subscriber by (i) dividing, for each month in such period, the total number of minutes of usage, excluding in roaming usage, during such month by the average of the number of our subscribers, and (ii) dividing the sum of such results by the number of months in the relevant period. MOU data includes total incoming minutes to subscribers of those MVNO operators which Partner hosts on its network. Since 2014, in view of the continued increase in the proportion of cellular subscribers with bundled packages that include large or unlimited quantities of minutes (with fair use limits), the Company determined that reporting MOU was no longer beneficial to understanding the results of operation, and therefore the Company ceased reporting MOU figures.

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

	Year ended December 31,
	2011	2012	2013	2014	2015

Average (1)	3.579	3.858	3.609	3.577	3.884
High	3.821	4.084	3.791	3.994	4.053
Low	3.363	3.700	3.471	3.402	3.761
End of period	3.821	3.733	3.471	3.889	3.902

(1)	Calculated based on the average of the daily exchange rates during the relevant period.

	September 2015	October 2015	November 2015	December 2015	January 2016	February 2016	March 2016 (through March 7)

High	3.949	3.923	3.921	3.905	3.983	3.964	3.912
Low	3.863	3.816	3.868	3.855	3.913	3.871	3.886

On December 31, 2015, the exchange rate was NIS 3.902 per US$1.00 as published by the Bank of Israel. Changes in the exchange rate between the shekel and the US dollar could materially affect our financial results.

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

3D.1              RISKS RELATING TO THE REGULATION OF OUR INDUSTRY

We operate in a highly regulated telecommunications market in which the regulator imposes substantial limitations on our flexibility in managing our business and seeks to increase industry competition. At the same time, the regulator limits our ability to compete by, among other measures, giving preference to new competitors, and limits our ability to expand our business and develop our network. These measures may continue to increase our costs, decrease our revenues and adversely affect our business and results of operations. We are exposed to government regulatory intervention regarding a broad range of issues, such as charges for premium and roaming services, interconnect tariffs, and other billing and customer service matters; the terms and conditions of our subscriber agreements; obligations under our operating licenses; the construction and maintenance of antennas and other network infrastructure; the provision of infrastructure access to existing or new providers of telecommunications services; frequency allocation; limitations or other constraints on the services and products that we may sell; and promotion of competition and anti-trust regulation. We are also affected by further strengthening of regulatory enforcement measures in connection with violations of applicable laws.

3D.1a     Regulatory initiatives may continue to impact the cellular market, intensify competition and adversely affect our business and results of operations.

Over the last several years, the Ministry of Communications (“MoC”) has taken active steps to increase competition in the cellular telecommunications market. Such steps have included:

•
Granting licenses and frequencies to two facility-based competitors (HOT Mobile and Golan Telecom). In April 2011, UMTS frequencies were awarded to Mirs Communications Ltd. (“MIRS”) (subsequently renamed “HOT Mobile”) and Golan Telecom Ltd. (“Golan Telecom”), which entered the cellular communications market in May 2012. HOT Mobile and Golan Telecom were awarded various benefits and leniencies, such as low minimum license fees and a reduction mechanism of the license fee (to the minimum fee set) offered to the winner based on the market share gained in the private sector over five years after being awarded the license. In order to achieve market share, these two competitors launched aggressive tariff plans which include unlimited use packages (with fair use limits). They have been granted substantial leniencies with respect to new frequency allocations (4G) of up to 50% discounts on frequency fees based on increasing their market share up to 5%. They have also been granted rights to use the frequencies for longer terms than ours, and they have received a waiver or other leniencies regarding their obligation to build an independent network.

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

•
Further reduction of cellular interconnection tariffs. An MOC economic opinion in February 2013 included a recommendation for a further reduction of cellular call and SMS interconnect tariffs towards the end of 2016. Such a reduction may materially adversely affect our business and results of operations since operating profit from interconnect traffic is significant.

•	As of April 2015, the MoC published a clarification that operators cannot discriminate between new and existing customers with respect to the sale of plans.

As a result of such measures, the level of competition in the cellular market has increased substantially, leading to a material increase in churn rate and significant price erosion. If this trend continues, it may continue to materially adversely affect our business and results of operation. See “Item 3D.2e Competition resulting from the full service offers by telecommunications groups and additional entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, may continue to cause a further decrease in tariffs, an increase in subscriber acquisition and retention costs, and may continue to reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations.”

3D.1b     The MoC has failed to enforce its fixed-line wholesale market reforms (originally intended to allow telecommunication providers, such as Partner, that do not have their own fixed-line infrastructure to include the infrastructure component as part of their bundled service offerings).  The MoC may also roll back such reforms. Such actions may negatively affect our business and results of operations. In addition, if the structural separation provisions (which apply to Bezeq and HOT Telecom) are removed before we have established ourselves in the fixed-line market, this would negatively affect our business and results of operations.

Bezeq-The Israel Telecommunication Corp., Ltd.("Bezeq")  and HOT Telecom are the only major fixed-line operators in Israel that own and operate a nationwide fixed-line infrastructure. Providers of telecommunications services that do not have their own fixed-line infrastructure (“Service Providers”), such as Partner, are therefore at a disadvantage when competing with Bezeq and Hot Telecom in the fixed-line market.

MoC policy and decisions regarding the wholesale market reform (aimed at increasing competition in the fixed-line telecommunications market) have not been effectively enforced by the MoC since May 2015. For Service Providers, including Partner, to be able to offer services of adequate quality and respond in a competitive manner to retail market demand in the fixed-line market, the MoC must ensure that the relevant wholesale services provided by Bezeq and HOT Telecom are of sufficient technical and operational standards and that its decisions and policies are complied with. If the MoC continues to fail in enforcing its wholesale market policy (such as regarding Bezeq's refusal to implement wholesale telephony and Bezeq's refusal to activate the broadband services at the socket inside consumer premises), our business and results of operations may be materially negatively affected. See “Item 4B.13d - x The Ministry of Communications policy regarding the fixed-line telecommunications sector”.

The MoC has announced that it intends to cancel the regulations requiring Bezeq to maintain a “structural separation” between its fixed-line and mobile telecommunications operations, and to change the current retail fixed-price tariff control mechanism to a “maximum tariff” mechanism. The MOC's work plan for the year 2016 includes a reference to removal of structural separation provisions during 2016. Recently, the MoC has published official announcements which indicate its satisfaction with the implementation of the wholesale market reform. We have strongly opposed the factual descriptions and the conclusions in the announcement. If the MoC removes the structural separation provisions based on its above-mentioned announcements before we have firmly established ourselves in the fixed-line telecommunications services market (in both fixed-line telephony and broadband), Bezeq may be able to propose bundled services more effectively than we, and thereby gain a competitive advantage which would negatively affect our results of operations.

Furthermore, if the Ministry of Communications then also permits price reductions for bundled components (which are currently prohibited under structural separation provisions applicable to Bezeq) before an effective wholesale market has been implemented, Bezeq may be able to take advantage of their nationwide presence and cross-subsidization to market and sell more competitive and attractive offers than we will be able to offer, including cellular and TV services. The timeline for these contemplated changes is unclear.

The structural separation limitations also oblige Bezeq to equally market all ISPs when selling service bundles which include its infrastructure services and ISP services. Since the launch of the wholesale market reform, Bezeq has launched a bundle which includes its services and the services of certain ISPs and does not market all ISPs equally. If the MoC continues to fail to effectively enforce these obligations, this may continue to erode our market share in the ISP segment.

In addition, for us to compete effectively in the fixed-line market, the Ministry of Communications would need to establish a mechanism which prevents Bezeq and HOT Telecom from exploiting their cost advantage over the Service Providers (a “margin squeeze” mechanism). Because Bezeq and HOT Telecom’s infrastructure costs are lower than the wholesale prices they propose to Service Providers, they benefit from a cost advantage. Should the Ministry of Communications’ future decisions with regard to the margin squeeze mechanism not prove effective in ensuring the effectiveness of the wholesale market, our profitability and results of operations could be materially adversely affected. See “Item “4B.13d - x The Ministry of Communications policy regarding the fixed-line telecommunications sector”.

If the Ministry of Communications continues to fail to effectively implement the measures described above, or if the operational implementation of these measures fails due to operational barriers imposed by Bezeq and HOT Telecom or if the required financial resources cannot be obtained, our ability to compete effectively in the fixed-line market or the future television market would be significantly limited. As a result we may lose market share in the ISP segment as well as in the cellular market.

For further information regarding this risk, see “Item “4B.13d - x The Ministry of Communications policy regarding the fixed-line telecommunications sector”.

3D.1c     Potential future regulation and negotiation of roaming tariffs, both within Israel and elsewhere, may increase our roaming expenses, decrease our roaming revenues and prevent us from raising our tariffs.

 MoC data collection and evaluation of roaming charges. The Ministry of Communications has declared its intention to evaluate roaming charges. In 2008, the government instructed the Ministry of Communications, together with other ministries, to negotiate a reduction of inbound and outbound roaming tariffs with the European Union (“EU”) and/or members of the EU or countries frequently visited by Israelis, and to consider other tools for reducing roaming charges. As a result, the Ministry of Communications has requested Partner and its competitors to provide information regarding our roaming services and tariffs. If roaming tariffs are reduced as a result of the review by the Ministry of Communications or as a result of the proposed negotiations or otherwise, if additional EU member operators raise their tariffs, or if we are not able to raise our tariffs or otherwise compensate for possibly higher roaming expenses, our profitability and results of operations could be materially adversely affected.

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

The Ministry also suggested adopting various measures intended to improve transparency and limit subscriber payments only to the exact volume of services consumed. Such measures include: All roaming calls abroad (incoming and outgoing) would be billed using one second time units; all roaming data sessions would be billed using one KB volume units; the billable duration of all voice calls would be from the second in which the call was connected until it ended (explicitly excluding any wait period from pushing the “call” button until the call is connected). We submitted our response to the hearing in October 2014. Following Partner's response, the MoC clarified that billing according to one second time units would not apply retroactively. We are currently unable to evaluate the scope of investments and expenses which would be required to comply with the proposed measures, or their impact on revenues, if applied.

3D.1d     Other regulatory developments may have a negative impact on the Company’s business and results of operation.

Other regulatory developments that may have a negative impact on the Company’s business and results of operation include:

•
Unified license. In November 2014, the Ministry of Communications published its decision regarding the obligation of all existing telecommunications licensees except Bezeq and HOT Telecom to be regulated by a unified general license. The Ministry decided that existing licensees be required to conform to the unified license which would cover international Long Distance (“ILD”) services, special fixed-line services, Internet Service Providers (“ISP”) and network termination point (“NTP”) services. Such an obligation may impose additional constraints on the Company’s business and operations in the relevant segments, may facilitate the entry of existing licensees into additional telecommunications segments and may involve additional costs of compliance and implementation.

As per the MoC's mandatory timeline, the Company submitted detailed applications for replacing its ILD license and its two special fixed-line services licenses with three unified licenses. The Company is currently coordinating with the MoC the timeline for its transition to a single unified license.

•
Proposed new regulations for the ILD market. In October 2013, the Ministry of Communications published a hearing regarding proposed new regulations for the ILD market. The MoC proposed allowing all general telecommunications licensees (including MVNOs) to provide international call services to international destinations included in their subscribers’ tariff plans as well as to international destinations for which the tariff is lower or equal to the tariff for a domestic call on the licensee’s network (“Included Destinations”). In this hearing, the Ministry of Communications also proposed that general licensees (such as cellular operators) would no longer be allowed to charge interconnect fees for outgoing international calls. We submitted our response to this hearing in January 2014. In October 2014, the MoC published a secondary hearing on this matter, in which it proposed that all outgoing international calls which are not to Included Destinations, shall be preceded with a voice message stating the tariff of such call and allowing the subscriber to disconnect without being charged. We submitted our response to this secondary hearing in October 2014. Following our response, the MoC published a tertiary hearing, with regards to the terms and conditions which will apply to Bezeq and HOT Telecom in the ILD market during the interim period until their structural separation limitations are lifted.

        Our revenues may be adversely affected if the changes proposed in these hearings are adopted.

For the reasons given above and further below, regulation of our industry has had in the past, and may in the future have, a material adverse effect on our business and results of operations. In addition, new laws, regulations or government policies, or changes in current regulations, may be adopted or implemented in a manner which damages our business and operating results. Announcements by the government of changes or other developments in applicable regulations may have a negative impact on the market value of our shares. For information regarding the principal regulations and regulatory developments affecting our business, see “Item 4B.13 Regulation”. Furthermore, defending ourselves against regulatory violations alleged by state authorities or consumers has required, and may in the future require, substantial financial and management resources. We may not always be successful in our defense, and should we be found in violation of these regulations, we and our management may be subject to civil or criminal penalties, including the loss of our operating license as well as administrative sanctions. For information regarding on-going litigation and legal proceedings, see “Item 8A.1 Legal And Administrative Proceedings”.

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

For the reasons described in further detail below, we have had difficulties obtaining some of the building permits required for the erection and operation of our network sites. As of December 31, 2015, less than 10% of our network sites were operating without local building permits or exemptions which, in our opinion, are applicable. In addition, some of our network sites are not built in full compliance with the applicable building permits.

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

Uncertainties under National Building Plan 36. Since June 2002, following the approval of the National Building Plan 36 (the “Plan”), which regulates network site construction and operation, building permits for our network sites (where required) have been issued in reliance on the Plan. Several local planning and building authorities have questioned the ability of Israeli cellular operators to receive building permits, in reliance on the Plan, for network sites operating in frequencies not specifically detailed in the frequency charts attached to the Plan. In a number of cases, these authorities have refused to grant building permits for network sites, claiming that frequencies are not included in the Plan. There has been no judicial ruling at this stage. A class action that was filed against us as well as other cellular operators a number of years ago with a request for the revocation of the building permits given to the 3G network sites was dismissed during 2012. However, in November 2015, a preliminary hearing on such a case involving one of the cellular operators was held in the Tel Aviv district court. The court determined that since this was a matter of principle that could have far reaching ramifications in which it intended to rule, it requested the Ministry of Justice's opinion before ruling on the matter. If the court rules that building permits cannot be issued for network sites operating in frequencies not specifically detailed in the frequency charts attached to the Plan, this could have a material adverse effect both on our ability to erect new sites as well as on our existing sites.

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

The Ministry of Environmental Protection’s Request for the Installment of Monitoring Devices. In May 2010, the Ministry of Environmental Protection notified the Company of a new condition for all of the Company’s network site operation permits, according to which the Company must install in its systems software (provided by the Ministry of Environmental Protection) that continuously monitors and reports the level of power created in real time from the operation of its network sites.   The Company has complied with this  condition. Although the Ministry of Environmental Protection sent to all the cellular network operators, notice of an administrative and criminal enforcement procedure that will be implemented by the Ministry as part of the monitoring devices,  Partner, as well as the other cellular network operators, advised the Ministry that based on their experience so far from the alerts that have been received and examined by their engineers, it seems that the devices are not credible and therefore administrative and criminal proceedings should not be based on their findings. The Ministry of Environmental Protection has not yet responded.

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

Under the Planning and Building Law, local planning committees may be held liable for the depreciation of the value of nearby properties as a result of approving a building plan. Under the Non-Ionizing Radiation Law, 2006 (“the Non-Ionizing Radiation Law”) the National Council for Planning and Building requires indemnification undertakings from cellular companies as a precondition for obtaining a building permit for new or existing network sites. The National Council has decided that until the Plan is amended to reflect a different indemnification amount, cellular companies will be required to undertake to indemnify the committees in full against all losses resulting from claims against a committee for reductions in property values as a result of granting a permit to the network site. On June 1, 2010, the National Council for Planning and Building approved the National Building Plan No. 36/A/1 version that incorporates all of the amendments to the Plan (the “Amended Plan”). The Amended Plan sets forth the indemnification amounts as a percentage of the value of the depreciated property claims in accordance with the manner in which the licenses were granted. See “Item 4B.13g Network Site Permits”. The Amended Plan is subject to governmental approval, in accordance with the Planning and Building Law. It is unknown when the government intends to approve the Amended Plan.

As of December 31, 2015, we have provided local authorities with 503 indemnification undertakings. These indemnifications expose us to risks which are difficult to quantify or mitigate and which may have a material adverse effect on our financial conditions and results of operations, if we are required to make substantial payments in connection therewith. In addition, the requirement to provide indemnification in connection with new building permits may impede our ability to obtain building permits for existing network sites or to expand our network with the erection of new network sites. The indemnification requirement may also cause us to change the location of our network sites to less suitable locations or to dismantle existing network sites, which may have an adverse effect on the quality and capacity of our network coverage.

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

Less access to 4G spectrum. Following the completion of the long-term evolution (“LTE”) frequencies tender held during January 2015, the Ministry of Communications allocated additional spectrum for LTE services in the 1800 range to us and to some other competing cellular telecommunications operators. Through network sharing arrangements, we and our competitors are able to expand our access, albeit on a shared basis with a partner, to these frequencies. In light of the above, enhancing the ability to offer advanced technology services depends on the sharing arrangements ultimately adopted and approved by the regulatory authorities, the conditions and regulatory limitations that will be imposed on such agreements, and the execution of such arrangements. If we are unable to successfully refarm our 5 MHz frequency band in the 1800 range, which is currently used for GSM, we may have less access to 4G spectrum than some of our competitors, which would adversely affect our ability to offer equally or more attractive services. See “Item 4B.13d Regulatory Developments - LTE Spectrum Allocation”.

Possible rearrangement of allocated spectrum. There have been demands from different third parties to rearrange the current spectrum allocation in Israel and the Palestinian Administered Areas. We received in 2009 notification from the Civil Administration in Judea and Samaria of its intention to change the allocation of some of the spectrum previously allocated to us for our use in the West Bank, and that following the change, we may be allocated other spectrum in the West Bank and additional spectrum for our use in Israel. If we were prevented from using a portion of our existing spectrum, if alternative equivalent spectrum are not allocated to us, the allocation is of an inferior quality, or if we were required to share some of our spectrum, our ability to effectively manage our licensed spectrum for the use of GSM, UMTS and LTE or any other future technology could be reduced. As a result, our UMTS and LTE network capacity and any other new technology rollout plans may be negatively affected, which could have a material adverse effect on our operations, profitability and capital expenses. In addition, if any such re-allocation would involve substantial expenses for equipment replacement, this could have a material adverse effect on our results of operations. Until we receive further details regarding this allocation of spectrum, we are unable to evaluate the impact that the intended change in spectrum allocation, if it occurs, will have on our business or our results of operations.

3D.1h     We can only operate our business for as long as we have licenses from the Ministry of Communications. A legislative amendment has increased the extent of monitoring and enforcement measures of the Ministry of Communications.

We conduct our operations pursuant to licenses granted to us by the Ministry of Communications, which may be extended for additional periods upon our request to the Ministry of Communications and confirmation from the Ministry that we have met certain performance requirements. We cannot be certain that our licenses will not be revoked, will be extended when necessary, or, if extended, on what terms an extension may be granted. See “Item 4B.13e Our Mobile Telephone License ”.

Furthermore, although we believe that we are currently in compliance with all material requirements of our licenses, disagreements have arisen and may arise in the future between the Ministry of Communications and us regarding the interpretation and application of the technical standards used to measure these requirements, including the requirements regarding population coverage and minimum quality standards and other license provisions. We have provided significant bank guarantees to the Ministry of Communications to guarantee our performance under our licenses. See Note 1(d) to the consolidated financial statements. If we are found to be in material breach of our licenses, the guarantees may be forfeited and our licenses may be revoked. In addition, the Ministry of Communications is authorized to levy significant fines on us for breaches of our licenses, which could have a material adverse effect on our financial condition or results of operations. In August 2012, an amendment to the Telecommunications Law was enacted which sets a mechanism that allows the Ministry of Communications to impose significant financial sanctions on a licensee based on two parameters: the annual income of the violator (NIS 1.6 million plus 0.225% of the annual income of the licensee) and the degree of severity of the violation. The potentially significant financial sanctions are expected to lead to materially increased monitoring and enforcement measures by the Ministry of Communications towards the licensees.

3D.1i      Our mobile telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. Ensuring compliance with these obligations and restrictions may be outside our control, and may limit our ability to raise new equity capital.  If the obligations or restrictions are not respected by our shareholders, we could lose our license.

As with other companies engaged in the telecommunications business in Israel, our license requires that a minimum economic and voting interest in, and other defined means of control of our company be held by Israeli citizens and residents or entities under their control. If this requirement is not complied with, we could be found to be in breach of our license, even though ensuring compliance with this restriction may be beyond our control. See “Item 4B.13e Our Mobile Telephone License”.

Our general mobile telephone license requires that our "founding shareholders or their approved substitutes", as defined in the license, hold at least 26% of the means of control in the Company, including 5% which must be held by Israeli founding shareholders (Israeli citizens and residents), who were approved as such by the Minister of Communications. If the Company decides to raise capital, it may face significant difficulty to do so since the current holdings of Israeli entities (as defined in the license) holdings are approximately 5% and any equity offering to the public or to the Company's employees and office holders will require an equivalent equity offering of shares to Israeli entities, in a manner in which the total Israeli entities founding shareholders' holdings will not be less than 5% of the total issued share capital. Since these Israeli entity shares require pre-approval of the MoC to determine that the receiving shareholder is eligible to be an Israeli entity, they are limited in their capability of transfer to another shareholder. The Company may need to grant a significant discount in an equity offering of these Israeli entity shares. If the Company were required to raise capital and this issue prevented it from doing so, our business could be adversely impacted (e.g., reduction in sales with long term credit arrangements and/or reduction in capital investments). The license also requires that these Israeli founding shareholders appoint at least 10% of our Board of Directors. In 2006, our Israeli founding shareholders sold substantially all of their shares in the Company to Israeli institutional investors, who were approved as substitutes. Since then, there were additional share sales to Israeli institutional investors that were approved as substitutes by the Minister of Communications.

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

3D.2         RISKS RELATING TO OUR BUSINESS OPERATIONS

3D.2a     As a result of substantial and continuing changes in our regulatory and business environment, our operating results have decreased significantly in the past five years, with a loss recorded for 2015. Our operating results may continue to decline in 2016 and beyond, which may adversely affect our financial condition.

Our revenues in 2015 were NIS 4,111 million (US$ 1,054 million), a decrease of 7% from NIS 4,400 million in 2014 and a decrease of 9% from NIS 4,519 million in 2013. The Company recorded a loss for 2015 of NIS 40 million (US$ 10 million), compared with profits of NIS 162 million for 2014 and NIS 135 million for 2013. Loss per share for 2015 was NIS 0.26, compared with earnings per share of NIS 1.04 for 2014 and NIS 0.87 for 2013.The principal factor leading to this continued decline in operating results over the past few years has been the intense competition resulting largely from regulatory developments intended to enhance competition in the Israeli telecommunications market. These developments have caused (i) significant price erosion in cellular services due to heightened competition from new entrants (since 2012) in the Israeli cellular market and (ii) a decrease in our cellular subscriber base and market share. The decrease in service revenues due to the continued price erosion is expected to continue in 2016.

Because the regulatory environment continues to evolve with the objective of further increasing competition in the various markets in which we operate, depending on past and future regulatory and market developments, these factors may continue to negatively impact our business through 2016 and beyond, which may adversely affect our financial condition by, among other things, increasing the risk of a substantial further impairment in the value of our telecommunications assets.  See also “Item 5D.2 Outlook”.

3D.2b     Our level of indebtedness could adversely affect our business, profits and liquidity. Furthermore, the continued decline in cash flow (excluding payments from Orange with respect to the Settlement Agreement) and difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness.

As of December 31, 2015, total net financial debt (total current and non-current borrowings and notes payables less cash and cash equivalents) amounted to NIS 2,175 million (US$ 557 million), compared to NIS 2,612 million at December 31, 2014. See “Item 5B.3 Total Net Financial Debt”. The free cash flow for 2015 was NIS 567 million (US$ 145 million) compared to NIS 520 million in 2014, representing an increase of 9%. The terms of the Company’s borrowings also require the Company to comply with financial covenants for existing borrowings. The existing borrowing agreements allow the lenders to demand an immediate repayment of the borrowings in certain events (events of default), including, among others, a material adverse change in the Company’s business and non-compliance with the financial covenants set in those agreements. Although the Company has entered into agreements for deferred borrowings in a total amount of NIS 450 million, these agreements allow the lenders to not provide the borrowings should any of the events of default defined for our existing borrowings occur prior to the date for providing the deferred borrowings. Such events include a material adverse change in the Company’s business. See “Item 5B.2 LONG-TERM BORROWINGS ”.

In addition, our need for cash to service our substantial existing debt may in the future restrict our ability to continue offering long-term installment plans to promote sales of equipment. As a result, our ability to continue benefiting from one of the key current drivers of total Company profits may be limited. (See also “Item 5 Operating And Financial Review And Prospects” and specifically “Item 5D.2 Outlook”);

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

3D.2c     Our revenues from the pre-paid subscriber base have decreased over the last few years and may continue to decrease as a result of the increased competition in the market.

Over the last few years, our revenues from cellular pre-paid subscriber base have decreased. The principal factors leading to this continued decline over the past few years has been the decline in pricing of unlimited post-paid plans and therefore the relative attractiveness of those plans compared to the pre-paid plans as well as increased competition due to the entrance of new operators into the pre-paid market. If this trend continues, this may adversely affect our pre-paid subscriber based as well as our pre-paid revenues.

3D.2d     The network sharing agreement entered into by Partner may not provide the anticipated benefits and may lead to unexpected costs.  Network sharing and similar agreements entered into by our competitors may place us at a competitive disadvantage.

In November 2013, we entered into a 15-year network sharing agreement (“Network Sharing Agreement”) with HOT Mobile pursuant to which the parties created a joint venture, under the name P.H.I. Networks (2015) Limited Partnership ("PHI"). The purpose of PHI is to operate and develop a radio access network to be shared by both parties. However, the benefits from a pooled infrastructure may be less than anticipated, and the Company may experience unexpected costs for technical, legal or other matters which may arise in connection with its efforts to implement the agreement. It also may not be possible to operate the joint venture as the parties intend or at all. The sources of these uncertainties include the possibilities that:

1)	either of the parties to the agreement experiences credit or payment difficulties and cannot contribute effectively to the financing of the joint venture;

2)	the elimination of network sites results in lower operational savings than expected;

3)	the joint venture experiences management deadlock; and

4)
if and when the sharing will end, the resources, time and expense it may take to have our own network on a nation-wide coverage, may be substantial and could materially harm our business and results of operations at such time.

In May 2014, the Antitrust Commissioner resolved to approve the Network Sharing Agreement, subject to a number of conditions. In the event we are found to be in breach of any of these conditions, the Antitrust Commissioner’s approval of the Network Sharing Agreement could be terminated, which could create significant uncertainty as to the management of the shared radio access network. The consequence, in addition to potential charges brought against individual members of our management, could be materially negative for our business and results of operations. In addition, after a period of seven years from the date of the Commissioner’s approval, the Commissioner may cancel the antitrust approval of the Network Sharing Agreement if he has concluded that PHI’s operations are liable to be substantively detrimental to competition in the market.

As of August 2015, when PHI began to operate, the purchase of all of the radio equipment as well as the maintenance, operation and management of our radio access network are performed by PHI. PHI is a separate entity with its own autonomous management and it is equally owned and, with respect to most issues, equally controlled, by Partner and by Hot Mobile. We are therefore, as a practical matter, materially dependent on the performance of PHI and its decision making, with respect to all aspects pertaining to the operation of our radio network. See “Item 4B.9a Overview - Cellular Network Sharing Agreement”.

Network sharing and similar agreements entered into by our competitors

In December 2013, Cellcom Israel Ltd. (“Cellcom”) and Golan Telecom announced that they had entered into a network sharing agreement under which Golan Telecom will be provided with an indefeasible right of use regarding Cellcom’s 2G and 3G radio networks, and in May 2014 they announced that they entered into a network sharing agreement under which Golan Telecom will be provided with an indefeasible right of use regarding Cellcom’s 4G radio network. The agreements have not been approved by the Ministry of Communications and the Israeli Antitrust Commissioner. However, if these agreements or any future network sharing agreement receive regulatory approval under conditions that are more lenient than those imposed on us, this would place us at a disadvantage compared to our competitors. As a result, our business and results of operations may be negatively impacted.

In November 2015, Cellcom announced that it had entered into an agreement with Golan Telecom and its shareholders for the purchase of 100% of Golan Telecom's shares. The agreement is subject to the approval of the Ministry of Communications and the Israeli Antitrust Commissioner. If the agreement receives regulatory approval this would place Cellcom at an advantage over all other competitors (including us) since it would increase its market share considerably.

3D.2e      Competition resulting from the full service offers by telecommunications groups and additional entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, may continue to cause a further decrease in tariffs, an increase in subscriber acquisition and retention costs, and may continue to reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations.

Additional competition by Golan Telecom and HOT Mobile and lack of enforcement by MoC. HOT Mobile and Golan Telecom, which entered the market in May 2012, were awarded various benefits and leniencies, such as low minimum license fees and a reduction mechanism of the license fee (to the minimum fee set) offered to the winner based on the market share gained in the private sector over five years after being awarded the license. In addition, the MoC has failed to enforce Golan Telecom's license obligation regarding deployment of its infrastructure.

Entrance of the sixth facility-based operator. Following the 4G tender results, Xphone 018 Ltd. ("Xphone") gained one band of 5 MHz in the 1800 range, allowing it to share its frequencies with other operators and share their network (as part of a network sharing agreement). If Xphone will become the sixth facility based operator, this may further increase competition levels in the cellular market and negatively affect our results of operation.

Additional leniencies by the MoC as part of the 4G tender. The Ministry of Communications has granted various leniencies as part of the 4G tender to HOT Mobile, Golan Telecom and Xphone (which has participated in the 4G tender as a new operator). These leniencies include:

•
a discount at a rate of up to 50% of the amount that they will have to pay for the frequencies (each addition of 1% market share will grant a discount at a rate of 10%, up to a maximum discount at a rate of 50%, during a period of 5 years);

•
the frequencies would be granted to them for longer license terms than those of the other cellular licensees-each operator received the right to use the frequencies for the period equal to the initial term of their license and a new operator such as Xphone, for a period of 20 years from the time of the grant of such license ; and

•
a waiver of HOT Mobile and Golan Telecom’s obligation to build an independent network subject to their commitment to invest in a shared network with another operator the same amount that they have committed to invest in their UMTS network.

These leniencies place us at a substantial competitive disadvantage since they may lead to a further increase in the level of competition, which may negatively affect our results of operations.

        Entrance of additional MVNOs. The entrance of additional MVNOs has further increased competition in the market, since some MVNOs are retailers with a wide customer base and distribution network that allows them to offer attractive package prices to their customers. See “Item 4B.10a Competitors in the Cellular Services market”

Competitive advantages of the two fixed-line infrastructure groups. The Bezeq Group and the HOT Group are the only Israeli telecommunications providers that have their own nationwide fixed-line telecommunications infrastructures. See Item 3D.1b "The MoC has failed to enforce its fixed-line wholesale market reforms (originally intended to allow telecommunication providers, such as Partner, that do not have their own fixed-line infrastructure to include the infrastructure component as part of their bundled service offerings).  The MoC may also roll back such reforms. Such actions may negatively affect our business and results of operations. In addition, if the structural separation provisions (which apply to Bezeq and HOT Telecom) are removed before we have established ourselves in the fixed-line market, this would negatively affect our business and results of operations."

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

Israel Broadband Company (IBC). In August 2013, the Minister of Communications granted Israel Broadband Company (2013) Ltd. (“IBC”), a general license for the provision of fixed-line telecom services (infrastructure) and for the establishment of a nationwide optic fiber network using the Israeli Electric Company’s infrastructure. IBC has launched a web portal in which it offers ISP services to end-users (through agreements with selected ISPs). The variety of suppliers, immediate choice, and ability to quickly switch suppliers may commoditize the ISP segment and negatively impact our revenues and profits. IBC was also granted a special license for the provision of domestic fixed-line data communication. According to local media reports, IBC is permitted under its special license to provide its services to large business customers. Entry of IBC into the large business segment of the ISP market may increase competition in this segment and erode our market share and may affect our results of operation.

Sale of handsets and other equipment. Competition in the market for handsets and other equipment including tablets, laptops, audio-visual devices and other related equipment sold by the Company is high and may increase, which may affect our results of operation.

Competition in Roaming Services. Some of our competitors may be able to obtain lower roaming rates than us either because they have larger call volumes or through their affiliations with other international cellular operators. Some competing service providers use alternative technologies for roaming that bypass the existing method of providing roaming services. In addition, the entry into the market of MVNOs and two additional infrastructure based cellular operators has increased competition in the roaming market, since some of the entrants offer roaming solutions that allow them to set lower roaming charges. In addition, the requirement to sell unlocked handsets facilitates the ability of subscribers to use local SIM cards in their handsets when traveling abroad, which may compete with our roaming services and negatively affect our revenues and profits from roaming. Further competition in roaming services (both inbound and outbound) has arisen and may arise in the future from other telecommunication operators and new technologies that allow subscribers to use global SIM cards and pure internet-based services such as Skype, Viber and WhatsApp, as well as other operator products which use VoIP applications. In addition, during 2015 some cellular operators began marketing plans that, in addition to calls, SMS and internet, include roaming services to set lists of countries.

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

3D.2f      Significant expansion in the capacity for international connectivity between Israel and Western Europe and increased competition in the ISP market resulted in sharp price decreases in these markets in 2011 and, as a result, caused us, and may in the future cause us, to recognize substantial impairment in the value of our fixed-line telecommunications assets.

Beginning in December 2011, total capacity available in international connectivity between Israel and Western Europe increased significantly as a result of the entry into operation of new underwater cables, and international connectivity services experienced a sharp decline in prices in the market for international connectivity.  In addition, we face increased competition in the retail ISP market, mainly since the launch of HOT-NET in the beginning of 2012.  We therefore performed, with the assistance of an independent appraisal an impairment test on assets that belong to the VOB/ISP Cash Generating Unit (“CGU”) of our fixed-line segment. As a result of the testing, impairment charges in a total amount of NIS 235 million were recognized for the fixed-line business at December 31, 2011.  In addition, the Company’s management performed, as required, its annual impairment review of goodwill, which resulted in an impairment charge to goodwill in 2011 in an amount of NIS 87 million with respect to the VOB/ISP and ILD group of CGUs of the fixed line segment.

At December 31, 2015, we recorded further asset impairment of NIS 98 million for the fixed-line business in the ISP/VOB CGU. See "Item 5A.1f Acquisition of 012 Smile".

Continued increases in the level of competition for international connectivity and ISP services may bring further downward pressure on prices, and as a result, we may be required to perform further impairment tests of our fixed-line telecommunications assets in the future.  Such impairment tests may lead to recording additional significant impairment charges, which could have a material negative impact on our operating and net profit.

In addition, continued increases in the level of competition for cellular, fixed-line and data transmission services may bring further downward pressure on prices which may require us to perform further impairment tests of our assets. Such impairment tests may lead to recording additional significant impairment charges, which could have a material negative impact on our operating and net profit.

3D.2g     The unionization of our employees might prevent us from carrying out necessary organizational and personnel changes, result in increased costs or disruption to our operations, and reduce management’s flexibility to adapt operations to market conditions, and our operating expenses may be increased, all of which could adversely impact our results.

In September 2014, we recognized the Histadrut, currently the largest Israeli labor union, as the union representing the Company’s employees’. We signed a collective employment agreement with the employees' representatives and the Histadrut on March 13, 2016. The agreement includes an organizational chapter that is valid for a period of three years (2016-2018) and an economic chapter that is valid until December 30, 2016. The organizational chapter includes, among others, provisions regarding manning and changing of positions, termination of employment and tenure. The economic chapter includes, among others, provisions regarding terms of employment, benefits and welfare. See "Item 6D Employees".

As a result, management attention, that would otherwise be available for our ongoing business, must be directed towards the implementation of the collective employment agreement and other matters involving the unionization. The unionization of our employees may limit management’s flexibility to efficiently run our business and adjust operations to market conditions, including the ability to execute organizational and personnel changes. The Company is expected to begin negotiations during 2016, regarding the economic chapter for the period of 2017-2018. If the Company reaches understandings with the employee representatives and the Histadrut regarding the economic chapter for 2017-2018, the Company may incur further expenses which could increase operating expenses and reduce profitability. Failure to reach an understanding with the employee representatives by December 31, 2016, may lead to disruptions in our operations or cause work stoppages.

3D.2h     Our purchase commitments pursuant to our non-exclusive agreement with Apple for the purchase and resale of iPhone handsets in Israel may adversely affect our financial results.

Pursuant to a non-exclusive agreement we entered into in November 2012 with Apple Distribution International for the purchase and resale of iPhone handsets in Israel, we agreed to purchase a minimum quantity of iPhone handsets per year, for a period of three years. The agreement has been extended until April 30, 2016, while the parties are negotiating the renewal of the agreement. These purchases represent a significant portion of our expected handset purchases over that period. If we fail to meet the minimum quantities and do not reach an agreement with Apple regarding this matter, we may be in breach of the agreement which may involve payment of damages, which would increase our costs.

3D.2i      We depend on a limited number of suppliers. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of network equipment and handsets and other devices or maintenance support on a timely basis.

Network suppliers. We purchased our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software, mainly from Ericsson as well as from Alcatel-Lucent and other suppliers. As of January 2008, we purchase all our UMTS and LTE network equipment from Ericsson. In October 2010, we entered into an agreement with Ericsson for the upgrade and modernization of our networks and the deployment of our fourth generation network in Israel. See “Item 4B.9g Suppliers”. We are therefore, as a practical matter, materially dependent on Ericsson as our sole vendor for our UMTS and LTE networks.

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

3D.2j      Unanticipated growth in subscriber demand for cellular data may require us to make additional investments and to modify certain products or services.

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

3D.2k     We could be subject to legal claims due to the inability of our information systems to fully support our tariff plans.

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

3D.2l      Actual and alleged health risks related to network sites and the use of mobile telecommunications devices, including handsets, could have a material adverse effect on our business, operations and financial condition.

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

In June 2011, WHO published a fact sheet (no. 193) in which it was noted that “A large number of studies have been performed over the last two decades to assess whether mobile phones pose a potential health risk. To date, no adverse health effects have been established as being caused by mobile phone use”. It was also noted by WHO that “While an increased risk of brain tumors is not established, the increasing use of mobile phones and the lack of data for mobile phone use over time periods longer than 15 years warrant further research of mobile phone use and brain cancer risk in particular, with the popularity of mobile phone use among younger people, and therefore a potentially longer lifetime of exposure”. WHO notified that in response to public and governmental concern it will conduct a formal risk assessment of all studied health outcomes from radio frequency fields exposure by 2014. We are not aware that such an assessment has been published.

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

A class action was filed against us and three other operators alleging, among other things, that health effects were caused due to a lack of cell sites, resulting in elevated levels of radiation, mainly from handsets. The plaintiffs stressed that health damages are not a part of the claim. Another class action was also filed against us and three other operators alleging, among other things, that the supply of accessories that are intended for carrying cellular handsets on the body are sold in a manner that contradicts the instructions and warnings of the cellular handset manufacturers and the recommendations of the Ministry of Health, and without disclosing the risks entailed in the use of these accessories when they are sold or marketed. In these two class actions, Partner and the plaintiff filed a settlement agreement, which the court approved. The plaintiff filed an appeal with the Supreme Court regarding the court’s decision not to appoint an expert to examine the technical test which is part of the settlement.

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

3D.2m    In the event critical elements of our networks which provide mobile, fixed-line, ISP and ILD services are damaged or rendered fully or partially non-operational, we may not be able to replace them or return them to service quickly. As a result, we may not be able, for an indeterminate period of time, to provide services to a substantial portion of our subscribers, furnish some services properly or at all, charge for services provided or ensure data security, causing loss of revenues, a duty of compensation to subscribers, damage to our brand and reputation, and loss of customers.

Some elements of our network, particularly our mobile network, perform critical functions for broad sectors of our network operation, such as switching, billing and data platforms. If such a critical element were damaged or ceased proper operation due to natural causes (such as fire, water, extreme weather conditions, earthquake), technical failures (including as a result of the migration of fixed-line telephony, ISP and ILD customers into our integrated systems or hostile activities) (see “Item 3D.2r The political and military conditions in Israel may adversely affect our financial condition and results of operations.”) or cyber incidents generated either externally through accidental malfunctioning or deliberate intrusion, or internally as a result of technical breakdown, damages may result to us or to our customers. For example, an entire sector of our network coverage or all of it may be rendered non-functioning, which means that we would not be able to provide telecommunications services to a substantial portion of our subscribers; or we may be unable to provide certain services, or to provide them without disruptions or charge for services rendered, or we may experience loss of data of the Company or of our customers stored with us. During 2015, we experienced an increase in cyber incidents, certain of which penetrated our cyber defenses, although no significant damage resulted and there was no loss of or access to subscriber data. Although we have integrated systems to protect against events such as cyber incidents and prepared Disaster Recovery Plans (“DRP”), it is not possible to determine in advance whether our defense systems and recovery plans will continue to be entirely effective, or how quickly we will be able to restore service. In addition, the 012 Smile systems through which we provide ISP, ILD and fixed-line telephony services and from which we intend to migrate our subscribers, are  not of the latest generation and may have malfunctioning episodes with longer recovery times. In the event we are unable to provide some or all of the telecommunications services to a substantial portion of our subscribers, whether temporarily or for an extended period of time, or if subscriber data is lost or accessed, our business and short- and long-term results of operations will be materially negatively affected, we may be exposed to legal claims and liability to our subscribers, we may be in breach of our legal obligations towards our customers, our brand and reputation may be damaged, we may suffer a loss of customers, and we may be required to compensate our customers, which may adversely affect our results of operation.

3D.2n     The telecommunications industry is subject to rapid and significant changes in technology and industry structure which could reduce demand for our services.

We face competition from existing or future technologies that have the technical capability to handle mobile, fixed-line and international long distance telephone calls, and to interconnect with local and international telephone networks and the Internet. Such new and evolving technologies include fixed-line and broadband wireless access services, Over the Top or Internet-based voice and multimedia services, Wi-Fi technologies and VoC. For example, internet-based services that provide user experience largely equivalent to our offerings, such as Voice over IP (“VoIP”), messaging services (WhatsApp , Skype, Viber), and video services (youtube, video portals) are already available. In addition, the rapid development in recent years of technologies that allow international calls to be placed over the Internet without the need to use the services of an ILD has caused a decrease in the amount of international call minutes placed through the ILD services and also serve as an alternative for fixed-line communications. In particular, the risk posed by VoIP is that the purchase of a data package alone will be sufficient for the provision of most cellular voice, data and messaging services.

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

3D.2o     We are exposed to, and currently engaged in, a variety of legal proceedings, including requests to approve lawsuits as class actions related primarily to our network infrastructure and consumer claims.

In addition to a number of legal and administrative proceedings arising in the ordinary course of our business, we have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure, which may result in civil liabilities or criminal penalties against us or our officers and directors, and consumer claims, including class action suits, regarding, for example, our tariff plans and billing methods or alleging, for example, unlawful charges, which are costly to defend and may result in significant monetary damages and civil penalties. The number of class actions that have been filed against us has increased over the past few years and this trend may continue in light of various amendments to the Consumer Protection Law and stricter regulatory policies that have been adopted. Recently, in class actions that require interpretation of our license provisions, the courts have in some instances requested the position of the Ministry of Communications or the Attorney General. In cases where the interpretation contradicts our interpretation and the court adopts the interpretation of the State, it may enforce the implementation of such provisions retroactively which may adversely affect our financial results. The costs that may result from these lawsuits are only accrued when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of legal counsel and on the Company’s estimate of the financial exposure if the verdict is in favor of the plaintiff. If the requests to certify lawsuits against us as class actions are approved and succeed or if we underestimate the potential exposure our financial results will be adversely affected. See “Item 8A.1 Legal And Administrative Proceedings".

We are also subject to the risk of intellectual property rights claims against us, including in relation to innovations we develop ourselves and the right to use content, including music content, which we have purchased from third parties who present themselves as the owners of the intellectual property rights included in the content, or as the representatives of the owners of the intellectual property, when in fact they may not be. These claims may require us to initiate or defend protracted and costly litigation, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages or may be required to obtain licenses for the infringing product or service, which may affect our financial results. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be forced to stop using or selling the products and services.

3D.2p     We are dependent upon our ability to interconnect with other telecommunications carriers. We also depend on Bezeq and other suppliers for transmission services and some of our Fixed-Line Services are dependent on our having access to Bezeq and the HOT Group’s fixed-line network. The failure of these carriers to provide these services on a consistent basis could have a material adverse effect on us.

Our ability to provide commercially viable fixed-line and cellular telephone services depends upon our ability to interconnect with the telecommunications networks of existing and future fixed-line, cellular telephone and international operators in Israel in order to complete calls between our customers and parties on the fixed-line or other cellular telephone networks. All fixed-line, cellular telephone and international operators in Israel are legally required to provide interconnection to, and not to discriminate against, any other licensed telecommunications operator in Israel. We have interconnect relations with all the Israeli operators, including Bezeq and HOT Telecom, and we also depend on their internet broadband access infrastructure in order to provide ISP services and VoB fixed telephony services to the residential market. See “Item 3D.1b The MoC has failed to enforce its fixed-line wholesale market reforms (originally intended to allow telecommunication providers, such as Partner, that do not have their own fixed-line infrastructure to include the infrastructure component as part of their bundled service offerings).  The MoC may also roll back such reforms. Such actions may negatively affect our business and results of operations. In addition, if the structural separation provisions (which apply to Bezeq and HOT Telecom) are removed before we have established ourselves in the fixed-line market, this would negatively affect our business and results of operations.”

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

3D.2q     The recent rebranding of most of our goods and services may have a negative impact on our business due principally to lower brand recognition by our customers.

Since our inception, we have grown and marketed our business under the brand name “Orange”, under a brand license agreement with the Orange Group.  As a brand name, Orange achieved high recognition in the Israeli market, and we believe contributed significantly to the development of our business.

On January 5, 2016, we announced that we had exercised our right under the settlement agreement signed with Orange in June 2015, to terminate the brand license agreement. See “Item 5A.1c Settlement Agreement with Orange Brand Services Ltd." On February 16, 2016, we announced the new brand name, “Partner”, and simultaneously initiated a marketing campaign to build market awareness of the new brand and reinforce the image of quality and service which we had established under the Orange brand. See “Item 4B.5 MARKETING AND BRAND”.

Going forward, our sales of services and equipment may suffer principally as a result of lower brand recognition by our customers, and to some extent to the loss of customer loyalty to the Orange brand.  Our competitors may use this opportunity to build their market share at our expense.  The rebranding campaign will require significant operating expenditures.  These consequences of the rebranding may thus have a negative impact on our financial results and business outlook.

Over the long term, therefore, our competitive position in the Israeli telecommunications market may be harmed, which would have a negative effect on our results and prospects.

3D.2r     The political and military conditions in Israel may adversely affect our financial condition and results of operations.

The political and military conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners and political instability within Israel or its neighboring countries are likely to cause our revenues to fall and harm our business. During the last decade, there has been a high level of violence between Israel and the Palestinians, including missile strikes by Hamas against Israel, which led to an armed conflict between Israel and the Hamas over the past few years and more recently in July 2014. In the last few years, Iran has threatened to attack Israel with nuclear weapons.  There is evidence that Iran has a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon and Syria. This situation may potentially escalate in the future to violent events which may affect Israel and us. Ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on the Israeli economy, in general, and on our business, financial condition or results of operations. During such periods, incoming and outgoing tourism may be affected which consequently may have an adverse effect on our financial results. In particular, in recent conflicts, missile attacks have occurred on civilian areas, which could cause substantial damage to our infrastructure network, reducing our ability to continue serving our customers as well as our overall network capacity. In addition, in the event political unrest and instability in the Middle East, including changes in some of the governments in the region, causes investor concerns resulting in a reduction in the value of the shekel, our expenses in non-shekel currencies may increase, with a material adverse effect on our financial results.

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

3D.2s     Operating a telecommunications network involves the inherent risk of fraudulent activities and potential abuse of our services, which may cause loss of revenues and non-recoverable expenses.

There is an inherent risk of potential abuse by individuals, groups, businesses or other organizations that use our telecommunications services and avoid paying for them entirely or at all. The effects of such fraudulent activities may be, among others, a loss of revenue and out-of-pocket expenses which we will have to pay to third parties in connection with those services, such as interconnect fees, payments to international operators or to operators overseas and payments to content providers. Such payments may be non-recoverable. Although we are taking measures in order to prevent fraudulent activities, we have suffered from these activities in the past, and we may suffer from them in the future. The financial impact of fraudulent activities that have occurred in the past has not been material. However, fraudulent activities may in the future materially affect our financial condition and results of operations.

3D.2t      Our business may be impacted by shekel exchange rate fluctuations and inflation.

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

Our financial institutions borrowings and repayments of principal and interest on our Series B Notes due 2016, Series C Notes due 2018, Series D Notes due 2021 and Series E Notes due 2017 are currently in shekels, of which Series B and C, and borrowings, at a total principal of NIS 1,014 million as of December 31, 2015 (including current maturities, less offering expenses) are linked to CPI. We may not be able to raise our tariffs in a manner that would fully compensate for any increase in the CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue. See “ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK” for more information regarding the Company’s exposure to exchange rate fluctuations and inflation.

3D.2u     We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which may have a material adverse effect on our operating results and our share price.

Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to the evaluation of our internal control over financial reporting require substantial resources, management time and attention. We expect these efforts to require a continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Although our management has concluded that our internal control over financial reporting was effective as of December 31, 2015, we may identify material weaknesses or other disclosable conditions relating to internal control over financial reporting in the future. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and significant effort and expense, and could have a material adverse effect on our operating results and on the market price of our ordinary shares.

3D.2v     Based on a decision of the Board of Directors in 2012, dividend distributions are assessed from time to time on the basis of various factors. There can be no assurance that dividends will be declared or, if they are, at what level. No dividends have been distributed since 2013.

In September 2012, the Board of Directors resolved to cancel the then existing dividend policy, which targeted a minimum payout ratio of 80% of annual net income, and to assess dividend distributions (and their scope) from time to time, by reference to, among other things, the Company’s cash flow, profitability, debt level, debt coverage ratios and the business environment in general. The level of any distribution of dividends may also be affected by the Company’s stated intention to use its cash flow and take other measures to reduce its net debt, as well as by the need to comply with existing financial covenants and to fund any necessary capital expenditures.

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

There is no assurance that we will declare dividend distributions in the future or regarding the level of any dividend distribution which may be declared. No dividends have been distributed since 2013.  A distribution of dividends that may result in a significant reduction of our future reserves could prevent us from complying with existing or future financial covenants, or limit our ability to fund capital expenditures. We may also be required to increase our financial indebtedness to obtain needed liquidity, which may not be possible on commercially reasonable terms or at all.

If we are unable to pay dividends at levels anticipated by our shareholders, the market price of our shares may be negatively affected and the value of our investors’ investment may be reduced.

3D.3         RISKS RELATED TO OUR PRINCIPAL SHAREHOLDER

3D.3a     30.20% of our issued and outstanding shares and voting rights were held by S.B. Israel Telecom Ltd., our largest shareholder, as of February 15, 2016.

As of February 15, 2016, our largest shareholder, S.B. Israel Telecom Ltd. (“S.B. Israel Telecom”), held approximately 30.20% of our issued and outstanding shares. See “Item 7A.1 PRINCIPAL SHAREHOLDERS”.  In January 2013, pursuant to a change of control transaction in which S.B. Israel Telecom acquired shares from Scailex Corporation Ltd. (“Scailex”) and Leumi Partners Ltd., S.B. Israel Telecom and Scailex signed a shareholders’ agreement regarding, among others, the exercise of their voting rights (in which they have agreed to hold a preliminary meeting to coordinate a uniform vote in advance of each shareholders’ meeting) and their consent regarding nomination of directors in Partner. On October 13, 2015, S.B. Israel Telecom stated in its Schedule 13D, that in light of the fact that Scailex’s and its affiliates’ holdings of Partner’s share capital had decreased to less than 5%, it considers the shareholders’ agreement automatically terminated. See “Item 7A.2 Major Shareholders – Shareholders’ Agreement”.

As our largest shareholder, S.B. Israel Telecom has the ability to significantly influence our business through its ability to appoint directors serving on our Board of Directors and thereby substantially control all actions that require approval of our Board of Directors. S.B. Israel Telecom is not obligated to provide us with financial support or to exercise its rights as a shareholder in our best interests or in the best interests of our other shareholders and noteholders, and it may engage in activities that conflict with such interests. If the interests of S.B. Israel Telecom conflict with the interests of our other shareholders and noteholders, those shareholders and noteholders could be disadvantaged by the actions that it may pursue. However, S.B. Israel Telecom is subject to the fairness duty of a controlling shareholder under the Israeli Companies Law, and, in the context of related party transactions, to vote for the approval of transactions which are in favor of the Company. See “Item 6C.10 Duties of a Shareholder”.

For more information regarding our major shareholders see “Item 7A Major Shareholders" and 7A.1 "Principal Shareholder”.

ITEM 4.                      INFORMATION ON THE COMPANY

4A.          History and Development of the Company

We were incorporated in Israel under the laws of the State of Israel on September 29, 1997, as Partner Communications Company Ltd. Our products and services were marketed under the “Orange” brand until February 16, 2016, when it was replaced with the “Partner” brand.  In addition, since 2011, we have used the 012 Smile brand for certain products and services. Our principal executive offices are located at 8 Amal Street, Afeq Industrial Park, Rosh Ha’ayin 48103, Israel (telephone: +972-54-7814-888). Our website addresses are www.partner.co.il and www.012mobile.co.il. Information contained on our websites does not constitute a part of this annual report. Our authorized U.S. representative is Puglisi and Associates, 850 Library Avenue, Suite 204, Newark, Delaware, 19711 and our agent for service in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

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

•	In July 2001, we registered our ordinary shares for trading on the Tel Aviv Stock Exchange.

•	In December 2001, the Ministry of Communications (“MoC”) awarded us two bands of spectrum: one band of GSM 1800 spectrum and one band of 2100 UMTS third generation spectrum.

•	In June 2002, our license was extended until February 2022.

•	In December 2004, we commercially launched our 3G network.

•	In March 2005, we completed a debt offering, raising NIS 2.0 billion in a public offering in Israel of notes due 2012.

•	In April 2005, we repurchased approximately 33.3 million shares from our Israeli founding shareholders, representing approximately 18.1% of our outstanding shares immediately before the repurchase.

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

•
In November 2013, we entered into a 15-year Network Sharing Agreement with HOT Mobile pursuant to which the parties agreed to create a 50-50 joint venture to operate and develop a cellular network to be shared by both parties (inter alia, as a result of pooling both parties’ radio access network infrastructures to create a single radio access network). The Network Sharing Agreement was approved by the Israeli anti-trust authorities, subject to conditions in May 2014, and by the Ministry of Communications in April 2015. See “Item 4B.9 Our Network”.

•	In July 2014, we commercially launched limited 4G services in Israel over a frequency band of only 5 MHz in the 1800 spectrum.

•
In March 2015, the acting Minister of Communications approved the results of the tender bid process in which we won an additional 5 MHz in the 1800 spectrum (in addition to our 10 MHz frequency bands in the 1800 spectrum).

•	In April 2015, following approval by the Minister of Communications, the Network Sharing Agreement with HOT Mobile entered into effect.

•
In February 2016, we rebranded our products and services that were previously under the “Orange” brand to be under the new “Partner” brand. See "Item 5A.1c Settlement Agreement with Orange Brand Services Ltd."

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

As part of our strategy to be a diversified multi-service communications group, we supply our services through two business segments:

-           the cellular segment, our main business, which represents the largest portion of our total revenues. The cellular business segment includes basic cellular telephony services, text messaging, data, airtime, interconnect, roaming, content services and other value added services.  Our services are provided over our cellular network including wholesale services to other operators as well as equipment and device sales. See "Item 4B.6a Cellular Services and Products".

At December 31, 2015, we had approximately 2,718 thousand cellular subscribers, representing an estimated 27% of total Israeli cellular telephone subscribers at that date. As of that date, approximately 79% of our subscriber base (approximately 2,156 thousand subscribers) was represented by subscribers who subscribe to post-paid tariff plans and 21% (approximately 562 thousand subscribers) by subscribers who subscribe to pre-paid tariff plans. (For a definition of “subscriber”, see “Item 3A Selected Financial Data”);

In 2015, as in prior years, we marketed our cellular services mainly under the Orange brand which was licensed to us, as well as under the 012 Mobile brand.

and

-           the fixed-line segment, which includes a number of services provided over fixed-line networks including (1) ISP services that provides access to the internet (both infrastructure and ISP services), business information storage in a secured and advanced data center and cloud services. We also provide Wi-Fi networks, including certain value added services; and fixed-line voice communication services provided through VOB, and SIP voice trunks. Since February 2015, we also provide a full internet service including infrastructure, according to the wholesale market reform; (2) transmission services and primary rate interface (“PRI”); and (3) ILD services, outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. In addition, this segment includes sales of related equipment. See "Item 4B.6b Fixed-line Services and Products".the cellular segment, our main business, which represents the largest portion of our total revenues. The cellular business segment includes basic cellular telephony services, text messaging, data, airtime, interconnect, roaming, content services and other value added services.  Our services are provided over our cellular network including wholesale services to other operators as well as equipment and device sales. See "Item 4B.6a Cellular Services and Products".

In 2015, most of our fixed-line services were marketed under the 012 Smile brand.

In February 2016, we rebranded our products and services that were previously under the "Orange" brand to be under the new "Partner" brand.

Our GSM/UMTS network covered 99% of the Israeli population at year-end 2015. Our LTE network currently covers 80% of the Israeli population, in line with the deployment milestones in our license. We currently operate our GSM network in the 900 MHz and 1800 MHz bands, the UMTS network in the 900 MHz and 2100 MHz band and the LTE network in the 1800 MHz band. Our services provided on our network include standard and enhanced services, as well as value-added services and products. See “Item 4B.6 SERVICES AND PRODUCTS”.

In 2015, Partner was named by Marketest, a multi-discipline research and consulting firm, as the leading company among the large cellular companies in Israel in their “market-test rating for customer experience”.

 In 2015, we were named by the Maala organization in their highest platinum plus category for corporate social responsibility for the eighth consecutive year.

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

•
Lack of Migration Barriers, High Churn and Recruitment Rate of Subscribers. The Israeli cellular market to date has limited migration barriers. There is full number portability. Operators are prohibited from selling SIM locked handsets and are no longer able to link the sale of handsets to services. In addition, operators are no longer allowed to charge exit fees from residential or small business customers or offer better tariff plans to new customers. As a result of this, as well as the entrance of new competitors, there is a high rate of churn and recruitment rate of subscribers in the Israeli cellular market.

•
Cellular Telephone Market Saturation. Since 1994, the market has sustained a rapid annual rate of growth from a 2.6% penetration rate at year-end 1994 to an estimated penetration rate in Israel at December 31, 2015, of 124%, representing approximately 10.2 million subscribers out of an estimated population of approximately 8.5 million. The total number of estimated cellular telephone subscribers includes dormant subscribers and subscribers to multiple networks as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers.

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

4B.2         SPECIAL CHARACTERISTICS OF THE FIXED-LINE TELECOMMUNICATIONS INDUSTRY IN ISRAEL

Bezeq and the HOT Telecom are the only telecommunications services providers with their own nationwide fixed-line infrastructure. IBC, which has a licence to provide fixed-line services nationwide, has started a limited deployment of its fiber-based fixed-line services. Partner and Cellcom have fiber optic lines in certain areas nationwide.

Fixed-line telephony Services

Bezeq is the incumbent provider of fixed-line telephony services in Israel and holds more than 60% of the market. The remaining portion of the market is divided between HOT Telecom as the next largest provider and  Cellcom and Partner.

Broadband and Internet services

The fixed internet access market used to be divided into two tiers of services: infrastructure services and ISP service. Since February 2015, with the launch of the wholesale market reform, ISPs have begun to market bundled packages which include both (Bezeq's) infrastructure and ISP components

The Ministry of Communications declared its intention to provide an incentive for Bezeq to implement the wholesale market by reducing the regulations requiring Bezeq to maintain a “structural separation” between its fixed-line and mobile telecommunications operations. See “Item 3D.1b The MoC has failed to enforce its fixed-line wholesale market reforms (originally intended to allow telecommunication providers, such as Partner, that do not have their own fixed-line infrastructure to include the infrastructure component as part of their bundled service offerings).  The MoC may also roll back such reforms. Such actions may negatively affect our business and results of operations. In addition, if the structural separation provisions (which apply to Bezeq and HOT Telecom) are removed before we have established ourselves in the fixed-line market, this would negatively affect our business and results of operations.”

In August 2013, the Israel Broadband Company (IBC), was granted licenses after winning the tender published by the State of Israel for the election of a minority shareholder in the Israel Electric Corporation telecommunication project. IBC introduced a new business model which enables it to reach the retail market through the services of ISPs. IBC has launched a web portal in which it offers ISP services to end users. ISPs which reach agreements with IBC are listed on the web portal. Currently only niche ISPs have reached agreements with IBC. For further details see “Item 4B.13d - x Israel Broadband Company”.

Internet access is currently provided by three major Internet service providers, or ISPs: Netvision from the Cellcom Group, Bezeq International and Partner, as well as some other niche players. All three major providers are also suppliers of ILD services (see below).

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

International long distance services

ILD services in Israel have been open for competition since December 1996. There are currently eight players in this market. The three major players are: Partner, through 012 Smile, Bezeq International and Cellcom through Netvision, who are estimated to hold together approximately 80% of the market. The other players are Xfone and Telzar International Communications Services Ltd., which commenced operations in 2011, and Hashikma N.G.N International Telecommunications 015 Ltd, Golan Telecom and HOT Mobile, that commenced operations in 2012. Beginning in 2012, as part of the unlimited packages that the cellular companies began offering their customers, most of them, including the Company, included ILD services to certain destinations in these packages. Proposed regulations intend, inter alia, to allow all general telecommunications licensees (including MVNOs) to provide international call services to international destinations included in their subscribers’ tariff plans and only calls to destinations not included in the subscriber’s plans would be routed through ILD providers. See “Item 4B.13d - viii Hearings and Examinations”. Such regulations may alter the ILD market structure in Israel and decrease the volume of international calls routed through ILD providers.

4B.3         OUR STRATEGY

Partner’s goal is to be a comprehensive telecommunications company that offers an entire range of telecommunication solutions to a variety of customers. The principle elements of our business strategy are as follows:

•
Variety of cellular and wireless solutions. We offer our customers a wide range of cellular and fixed-line services, as well as ILD services, infrastructure and ISP services (subject to the removal of obstacles in the wholesale market reform) and we are examining entering into the multi-channel television market through OTT technology. We operate to expand the digital service interfaces that allow availability and accessibility for the different sectors of the population in the Company's various service channels, including through selling equipment and providing digital interfaces. We intend to provide the services and technology which will enable our customers to benefit from the best services and technologies in any place, any time and from any device (AAA). The worldwide growth trend of data consumption provides us with new opportunities to offer new value propositions and to implement segment-oriented pricing strategies for our customers.

•
Implementation of the new “Partner” brand. In February 2016, we announced and launched a new brand that received nationwide exposure through the media. The new brand "Partner" replaces the Orange brand which has been associated with the Company since our commercial launch. We strive to implement the new brand amongst our stakeholders, customers, employees, suppliers, partners, the community and the entire public so that it will be identified with innovation and quality customer service we provide.

•
Drive Customer Satisfaction through Customer Centric Strategy. We have always believed that customer satisfaction is a key concern and strive to listen to our diverse customers' needs, internalize and respond accordingly including by offering tailored packages to the various sectors. We provide our customers with a high level of accessible customer service at our service centers, call centers and digital services. We offer our business customers services including: network and data infrastructures, advanced information security solutions, integration solutions, designated services for customers with multiple branches and commercial networks, business information storage in a secured and advanced data center and cloud services.

•
We seek to remain a central and leading player in the retail sale of handsets and accessories.  We continuously adapt ourselves to the changing needs of our customers, while following new and innovative equipment and accessory developments and changes in the telecommunications market.

•
Technical Leadership and Innovation. We continue to lead the telecommunications market with advanced and innovative technology and strive always to be at the technological edge. We were the first cellular company in Israel to launch an LTE (4G) network (in July 2014). Upon allocation of additional 1800 frequencies, following a 4G tender held in January 2015, and the Network Sharing Agreement with HOT Mobile, which allows us to share frequencies, we are able to provide our customers with a full 4G experience, among others, due to the widest geographical deployment compared to our competitors. We have the widest 4G coverage compared to other cellular operators as a result of having the largest deployment of 4G cell sites, and we intend, under certain circumstances to operate to expand LTE coverage and quality in order to maintain our technical leadership in the market.

•
To instill the company culture amongst our employees. We believe that our employees are the Company’s main and most significant asset and that each individual should be a key advocate of the Company’s services and products. The successful execution of the Company’s strategy depends on the motivation, loyalty and capabilities of our employees. We listen to the Company's employees and strive to constantly learn and improve in order to provide a working environment that allows employees to express their capabilities and empower themselves.  We allocate resources for the training of our employees in order to meet the continuous and changing requirements of our business.

4B.4         COMPETITIVE STRENGTHS

We believe that the following competitive strengths will assist us in achieving our mission and implementing our strategies:

•
High Quality Network. We believe that as a result of our investments in upgrading our network, we have the most advanced cellular telecommunications network in Israel. Furthermore, through the joint venture created under the Network Sharing Agreement with HOT Mobile, we have combined our respective base cellular stations and thus enabled the network to gain denser site grids offering improved coverage and capacity, and thus better quality of service in terms of accessibility, retainability and quality of sound. At the same time, the joint venture created under the Network Sharing Agreement with HOT Mobile is expected to increase network efficiency by reducing the total number of network sites, while improving network coverage and capacity and introducing new technology.

•
Customer Centric Approach. Since we believe that customer satisfaction is a key concern, we provide a quality customer experience through quick, simple and reliable handling of customer needs and interactions, which we have achieved through investments in technology, offering tailored packages to the various sectors, launching a new portfolio of smartphones and tablets, and new communications products as well as training of customer service skills.

•
Growing Variety of Digital Platforms. We offer our customers a variety of self -service options and are planning, as a comprehensive telecommunications company that offers an entire range of telecommunication solutions, to continue expanding our self-service options and other tools as part of our digital transformation.

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

4B.5         MARKETING AND BRAND

We continuously pursue an advertising presence in the media in order to maintain exposure for our brands and advanced technologies and promote our services to various segments of the Israeli population. We advertise our network capabilities, services and equipment in several languages. In addition to traditional media, we also promote our brands on digital and social platforms.

In February 2016, we launched a new brand named "Partner", which replaced the “Orange” brand we have used since our inception. See "Item 3D.2q The recent rebranding of most of our goods and services may have a negative impact on our business due principally to lower brand recognition by our customers." and "Item 5A.1c Settlement Agreement with Orange Brand Services Ltd." We believe that “Partner” is a highly attractive brand name for a communications group. The change of brand name offers an excellent opportunity to reinvigorate our market presence with a new brand name which is simple and innovative. The rebranding also supports our business strategy of providing our customers with a comprehensive internet solution, any time, any place, on any device and will provide us with the means to better position the Company in the Israeli telecommunications market.

While we have changed our brand name, we continue to benefit from our advanced infrastructure as well as additional capabilities which were established through years of investments. We believe that the combination of the new brand alongside our assets emphasize to the consumer the fact that we are an innovative Israeli company.

Our marketing strategy emphasizes value for money, network quality, quality of customer service and innovation. We market some of our services under the 012 Smile and 012 Mobile brands however we have decided to cease use of the 012 Smile brand in 2017.

4B.6         SERVICES AND PRODUCTS

Our principal business, which provided approximately 80% of our revenues in 2015 (excluding inter-segment revenues) was derived from our cellular segment. Approximately 20% of our revenues (excluding inter-segment revenues) were generated from our fixed-line segment.

Our goal is to provide quality mobile broadband and fixed-line network and to offer a wide range of products, services and content to the cellular and fixed-line customers.

4B.6a     Cellular Services and Products

Basic Cellular Services

Our main business is cellular telephony – provided on our 2G, 3G and 4G networks. Our basic offer includes cellular telephony services, text messaging, data, airtime, interconnect, roaming, international dialing, voice mail, call waiting, call forwarding, caller identification, conference calling, short message services (“SMS”), intelligent network services (such as VPN and funtone), fax transmission, mobile broadband at speeds of up to 150 Mbps1 and other services as a mobile portal of content services and applications. Our services are provided over our cellular network including wholesale services to other operators as well as equipment and device sales.

Due to the continuous penetration of smartphones and combined service price plans providing considerable volumes of unlimited packages of voice calls and text messages and various limited packages of data consumption on the cellular network, the Company expects that purchases of cellular data packages will continue to increase during the upcoming year.

Value- Added Services

In addition to standard mobile value-added services, we offer a variety of value-added services including among others, various content services, 4G TV video content, a variety of television and music applications,  backup and synchronizing services,  and vehicle fleet management. These services and others are important to our business as they create differentiating factors and increase customer usage, satisfaction and retention. We continuously track all major market developments regarding value-added network services, and we intend to implement and offer those services that are likely to be popular with customers and which would add value to our business.

1 The cellular data transmission speed is not constant and is dependent on various factors including coverage, network availability, the chosen connectivity technology, the handset, and cellular, internet and other telecommunication networks.

International Roaming

We offer our customers roaming services abroad, which allows a mobile phone subscriber to place and to receive calls while in the coverage area of a network to which he does not subscribe and to be billed for such service by his home network. We offer our customers roaming packages which allow our customers to benefit from attractive rates in over 100 destinations. We offer data only packages as well as packages that combine calls, data and SMS. The Ministry of Communications may introduce new regulations that would limit our revenues from roaming services. See “Item 4B.13d - viii Hearings and Examinations”.

At December 31, 2015, we had commercial roaming relationships with 472 operators in 187 countries or jurisdictions, 308 3G roaming agreements in 139 countries and 49 4G roaming agreements in 39 countries. Creating roaming relationships with multiple operators in each country increases potential incoming roaming revenue for us and gives our subscribers more choice in coverage, services and prices in that country.

The 3G roaming agreements enable our 3G roamers to initiate video calls, high speed data and video and audio content while abroad.

Although GSM (2G), UMTS (3G) and LTE (4G) are standardized, the frequency allocation per each technology varies from one country to another. Currently we operate our GSM services on the 900 MHz and 1800 MHz bands, UMTS on 900 MHz and 2100 MHz bands and LTE on 1800 MHz bands. All 4G handsets which we sell, support all the above listed technologies and bands while 3G handsets support the above listed bands for GSM and UMTS. While roaming, there is a possibility that a subscriber’s handset will not support all the technologies due to lack of support of a country’s specific frequency bands; however this is rare in GSM and UMTS, due to technology maturity. Standardization bodies allow for more than 27 different LTE bands and since LTE in many countries utilizes reframed GSM and UMTS bands, there may be cases where handsets do not support the frequency allocated for LTE in specific countries.

Cellular Equipment and Devices

Equipment and devices sales in the cellular segment, include sales of cellular handsets, cellular modems, tablets, laptops (including both WI-FI-only devices and devices with 3G-HSPA or 4G LTE embedded data cards) and related accessories, as well as handset maintenance and spare parts through the Company’s repair services and labs. We also sell a variety of digital audio visual equipment including televisions, digital cameras, games consoles, media streamers, earphones and other related equipment.

4B.6b     Fixed-line Services and Products

Basic Fixed-Line Services

We offer fixed-line services that include ISP services as well as home and business Wi-Fi networks, ILD services, transmission services and VoB telephony services (including SIP services).

•
ISP services. As an internet service provider, we offer our customers ISP services that include email accounts, Wi-Fi networking as well as additional value added services such as anti-virus and anti-spam filtering, and we offer a bundled package that includes infrastructure and ISP services as part of the wholesale market reform. Furthermore, we offer our business customers additional tailored value services that combine an entire array of solutions including: network and data infrastructures, advanced information security solutions, integration solutions, designated services for customers with multiple branches and commercial networks, business information storage in a secured and advanced data center and cloud services.

•
ILD services. As an international long distance provider, we offer our residential and business customers international telephony services including direct international dialing services, international and domestic pre-paid and post-paid calling cards, and call-back services. Most of the pre-paid calling cards are sold to foreign workers in Israel. In addition, we offer our business customers international toll-free numbers that offers fixed rates on calls from anywhere in the world. As an international long distance provider, we also provide hubbing traffic routing between network operators for termination of long distance calls outside of Israel.

•
Transmission. We provide fixed-line transmission and data capacity services. Our fixed-line capacity also includes capacity which we lease from other fixed-line telecommunications service providers as well as inland fiber optic infrastructure and complimentary micro wave radio links. The services we offer include primarily connectivity services, on an SDH (Synchronous Digital Hierarchy) transmission network, by which we provide high quality, dedicated, point-to-point connection for business customers and telecommunications providers, as well as fixed-line services to business customers.

•
VoB and PRI. The VOB service allows business and residential customers to make and receive telephone calls over the Internet through an internet connection. The PRI is a landline network service connecting organizational switchboards to Partner's network and allows business customers to make multiple calls simultaneously. We offer traditional voice services to residential and business customers throughout Israel.

Value- Added Services

In addition to standard fixed-line value-added services, we offer a variety of value-added services that include defense and security services for the computer and e-mail that include among others, parental monitoring control, firewall, web hosting, anti-virus and site filtering based on the customer’s restriction definition, and other value added internet services including hosting, cloud-based hosted services and virtual switchboard. In 2015, we launched a new and upgraded data center that provides customers with business solutions on a secure site including hosting services (storage and maintenance of physical and virtual servers, website hosting, information storage and disaster recovery site) management communication services, and integrated services.

Fixed Line Equipment and Devices

Equipment and devices sales in the fixed line segment include sale of landline phones, modems, domestic routers, servers, smartboxes and related equipment, media streamers, WI-FI-only tablets and other telecommunications and audio-visual devices and accessories to fixed-line segment customers.

4B.6c      Tariff Plans

As of December 31, 2015, approximately 79% of our cellular subscriber base (approximately 2,156 thousand subscribers) subscribed to post-paid tariff plans, and 21% (approximately 562 thousand subscribers) subscribed to pre-paid tariff plans.

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

Fixed-line tariff plans. For our Fixed-Line Services, we have a wide range of diverse plans to meet the needs of the various sub-markets-ISP, ILD, transmission and VOB & PRI. We have also launched an unlimited plan for our VoB packages. In the ILD services market we have tariff plans based on call destinations and level of use.  Our Internet Service prices and our wholesale infrastructure services prices are based on bandwidth speed. We offer a variety of internet solutions for home and business use according to each customer's needs.

4B.7         SALES AND DISTRIBUTION

4B.7a     Customer Care

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

Call Centers. Guided by our aim to provide high quality service, our call-center services are divided into several sub-centers  including business, private and pre-paid for cellular and fixed-line services, and specialized support and services (finance, network, international roaming and data transfer related issues). The call center services are provided in several languages and also provide chat and SMS services through the Company’s websites.

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

Self-Service. We provide our cellular customers with various self-service channels, such as IVR, web-based services, services via SMS, services via mobile and services via smartphone applications. The services provided through these channels include general and specific information, tariff plans, account balance, billing-related information and roaming tariffs. They also provide customers with information regarding trouble shooting and handset operation, and enable customers to activate services and to download content as well as to purchase various cellular services and update tariff plans.

All of our service channels are monitored and analyzed regularly in order to ensure the quality of our services and to detect areas that require improvement.

Management Systems. Our management systems are certificated and monitored by IQC (The Institute for Quality Control, an RVA accredited Certification Body authorized by Bureau Veritas Quality International) to the appropriate international standards:

•	ISO 9001:2008, which focuses on fulfillment of clients and legal requirements;

•	ISO 14001:2004, which coordinates our commitment to habitat and environment; and

•	OHSAS 18001:2007, which directs our efforts to provide a safe and healthy work environment at our premises.

4B.7b     Sales and Distribution Channels

We distribute our services and products primarily through direct sales channels and indirect sales channels.

4B.7b - i                   Direct Sales Channels

Sales and Service Centers: Our walk-in centers in stores and malls also serve as sales centers. The face-to-face contact enables customers to get the “touch and feel” of new handsets, tablets, accessories and services demonstrated by our representatives. During 2015, we established a dozen stands in cooperation with Apple called "CEP" –channel excellence program, in which we demonstrate Apple products to customers. As of December 31, 2015, we are the only cellular operator in Israel that has this type of agreement with Apple.

Direct Sales Force: Our sales force is comprised of sales and service representatives.

•	A team of representatives and customer account managers that support small to medium-sized businesses.

•	A team of corporate representatives and customer account managers who support large corporate customers.

•	A Small Medium Enterprises (“SME”) sales-force team located in regional offices focuses on individual and small business customers.

•	A telemarketing department conducts direct sales by phone (to private and business customers), initiates contacts with prospective customers and coordinates appointments for the sales representatives.

Our sales force undergoes regular training to improve their skills in selling advanced solutions such as cellular data, intranet extension and connectivity, virtual private networks, location based services, m2m (machine to machine) services, and other value-added services that appeal to corporate customers.

In addition, as of December 31, 2015, we have 22 Partner stands in shopping centers throughout the country, as well as three stores that specialize in sales and handset upgrades.

4B.7b - ii                      Indirect Sales Channels

We have agreements with many traditional dealers that provide over 60 points of sale, selling a range of our products. The private dealer network is an important distribution channel because of its ability to attract existing cellular users to our network. Our dealer network focuses primarily on sales to individual customers and, to a lesser extent, small business customers. These dealers specialize in sales for post-paid customers and handset and tablet sales.

In addition we have agreements with prepaid distributors that specialize in sales for pre-paid customers and distribution of pre-paid plans to sub-dealers.

We also have specific dealers that target different segments of the Israeli population with the appropriate style, language and locations. We provide regular training to employees of our dealers to update them on our products and services. Our managers visit dealers on a regular basis to provide information and training, answer questions and solve any problems that may arise. We pay our dealers commissions; however, dealers are not entitled to commissions for any customers that terminate their service within 90 days of activation.

4B.7b - iii                Online Sales Channels

Our cellular and fixed-line services are also available to be purchased online. We also manage an online service for the purchase of handsets and other equipment that we sell.

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

Sales of equipment, and in particular tablets, audio-visual devices, accessories and other related equipment accelerated and have remained strong in 2015, in part due to our offering customers the possibility of purchasing some of the equipment on the basis of long-term installment plans. However, we may need to curtail the use of long-term installment plans, due to their downward pressure on cash flow, which may reduce our sales of equipment. See “Item 5D.2 Outlook”.

4B.9         OUR NETWORK

We have built an extensive, resilient and advanced network system in Israel, allowing us to offer our services with extensive coverage and consistent high quality. During the years ended December 31, 2014 and 2015, we made capital expenditures of NIS 256 million and NIS 137 million ($35 million), respectively, in our network infrastructure, including optic fibers.

4B.9a     Overview

Our network is a converged fixed and mobile telecommunications network. For mobile services we built a multi generation (2G, 3G &4G) wireless network, which offers full interactive multimedia capabilities. This technology brings wire-free networks significantly closer to the capabilities of fixed-line networks. Improvements in coding and data compression technology provide better voice quality and more reliable data transmission. UMTS is the global standard adopted for the implementation of third generation wireless telecommunications capable of data rates of up to 42 Mbps in the down-link and is the 3G technology we use. HSPA is a technological enhancement to our 3G services that offers subscribers the ability to access our 3G services at higher speeds for downloading (HSDPA) and uploading (HSUPA) data. LTE is the newly introduced, most advanced mobile network technology which is currently available in more than half of the macro base stations. Currently our LTE network is based on the existing spectrum of 20 MHz and can support up to 150Mbps in the downlink and up to 50Mbps in the uplink.

In 2015, we continued to deploy and introduce 4G services, utilizing part of our existing 1800 MHz spectrum (that was used for the 2G network), while continuing to expand our 3G and HSPA business in Israel. To meet these goals, we are implementing (directly or through our joint venture entity, PHI) a strategic network upgrade project, in which our network radio and core elements are being upgraded to our vendors’ most advanced products range. We have also expanded our transmission network to support the demand for high data rates, and we concluded the introduction of a third radio carrier for HSPA services, utilizing part of our existing 900 MHz spectrum.

Cellular Network Sharing Agreement. In November 2013, we entered into a 15-year Network Sharing Agreement with HOT Mobile that was approved by the Antitrust Authority Commissioner in May 2014 and by the Ministry of Communications in April 2015. Pursuant to the agreement, the parties created a 50-50 joint venture in the form of a limited partnership under the name P.H.I. Networks (2015) Limited Partnership ("PHI"), the purpose of which is to operate and develop a radio access network to be shared by both parties starting with a pooling of both parties’ radio access network infrastructures to create a single shared pooled radio access network (“Shared Network”). The parties have also established a 50-50 company limited by shares under the name Net 4 P.H.I Ltd., to be the general partner of the limited partnership. In August 2015, we were allocated a frequency bandwidth of 5MHz in the 1800MHz spectrum as a result of the 4G frequencies tender conducted by the Ministry of Communications in January 2015. PHI started to operate in August 2015, at which time each of Partner and Hot Mobile transferred to PHI certain employees who were previously engaged in their respective radio operations.

One of the main purposes of the joint venture is to seek to improve network efficiency by reducing the number of network sites, while improving network coverage and capacity and introducing new technology. The expected results from PHI's operations are that the Shared Network will optimize operating costs, including required maintenance and reduce environmental impact.

Both companies would continue to compete and differentiate their services and be responsible for providing cellular telecommunication services to its own customers, including the provision of customer service, value-added services, marketing and sales. Each company will continue to retain and operate its own core network.

According to the Network Sharing Agreement, HOT Mobile will pay Partner a onetime amount of NIS 250 million (“Lump Sum”), by the beginning of year 2017, unless one of the parties exercises an option granted to it under the Network Sharing Agreement pursuant to which a portion of the Lump Sum will be paid earlier (“Option”). Following the earlier of January 1, 2017, or the date of payment of such a portion of the Lump Sum upon exercise of the Option, each party will bear half of the capital expenditures relating to the Shared Network. The bearing of the operating costs of the Shared Network will be according to a pre-determined mechanism, according to which one half of the operating costs will be shared equally by the parties, and one half will be divided according to the relative volume of traffic of each party in the Shared Network (“Capex-Opex Mechanism”). See also “Item 5A.1d Network Sharing Agreement with HOT Mobile".

In May 2014, the Antitrust Commissioner approved the Network Sharing Agreement, subject to conditions, the most important of which are set forth below:

•	Prohibition on exchange of information that is not required for the activities of PHI under the Restrictive Trade Law. See 4B.13d - xi Anti-Trust Regulation";

•
Limitations with respect to serving as an officer or employee in either Partner or Hot Mobile concurrent with serving as an officer or employee of PHI and certain cooling off periods were set in case of transition of officers and employees from PHI to the companies. However, this should not prevent PHI from employing employees or officers, who are currently serving as employees or officers in the companies and does not prevent an officer in Partner or Hot Mobile from serving as a director in PHI's general partner's board of directors;

•	Rules regarding the administration and documentation of the meetings of PHI organs were set;

•
Either of the companies shall be allowed, at any time and at its sole discretion, to engage in an agreement with a third party for the provision of cellular telecommunications services that involves use of the core network of that company. All of the rights and obligations deriving from such service agreement shall apply solely to that company and PHI shall not be a party to such service agreement and will not be entitled to payments payable pursuant to it;

•
After a period of seven years from the date of the Commissioner’s approval or after a period of six years from the issue date of all the approvals of the Ministry of Communications, whichever is earlier, the Commissioner shall be allowed to notify the companies of the cancellation of his resolution, if he has concluded that the establishment of PHI, its existence or operations are liable to be substantively detrimental to the competition (“Cancellation Notice”). If a Cancellation Notice is issued, a graduated layout of dismantling PHI activity was set in the Commissioner resolution, as follows:

a.	at the end of two years after the issuance of the Cancellation Notice, PHI shall cease all activity apart from the management, maintenance and operation of the passive elements of the network.

b.	at the end of five years after the issuance of the Cancellation Notice, the companies shall dismantle PHI and shall separate their assets fully and entirely.

In April 2015, the Ministry of Communications also resolved to approve the Network Sharing Agreement.

In November 2013, the Company and HOT Mobile also entered into a separate Right of Use agreement which is valid until January 4, 2017 (“RoU Agreement”), under which the Company provides services to HOT Mobile, in the form of a right of use of its cellular network. According to the RoU Agreement, HOT Mobile pays the Company fixed base payments with additional variable payments based, among other things, on traffic consumption exceeding a defined threshold.

In February 2016, HOT Mobile exercised its option under the Network Sharing Agreement to advance the payment date of the Lump Sum and therefore capital expenditures and operating costs shall be shared according to the Capex-Opex Mechanisms described above, from April 2016.  As of this date, HOT Mobile shall also cease paying the payments payable under the RoU Agreement. See also "Item 5A.1d Network Sharing Agreement with HOT Mobile ".

4B.9b     Infrastructure

As of December 31, 2015, our network consists of the following main elements:

•
Our radio access network domain consist of 2,000 macro GSM base transceiver stations, 72 micro GSM base transceiver stations and 286 indoor GSM transceiver stations, all linked to 7 base station controllers.

•	2,049 macro UMTS base transceiver base stations (eNodesBs), 42 micro UMTS base transceiver stations and 730 indoor UMTS transceiver stations, all linked to 21 radio network controllers.

•	1,289 macro LTE base transceiver base stations (eNodesBs), 6 micro LTE base transceiver stations and 106 indoor LTE transceiver stations.

Our core network domain consisted of 4 mobile switching centers, 3 media gateways, 2 service GPRS support node/mobility management entity and 2 gateway GPRS support node/evolved packet gateway.

The base transceiver stations, the mobile switching centers and the radio network controllers are interconnected by 7,500 transmission links for voice services, and a dedicated IP radio access network and a mobile packet backbone network (IP-RAN, MPBN) for data traffic.

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

In addition, our network is interconnected with two public switched telephone companies, Bezeq and HOT Telecom, in several locations across Israel. Our network is also connected to all of the cellular networks, all the Israeli international operators, the fixed-line telephone network of the Palestine Telecommunication Co. Ltd. (“Paltel”), and the cellular network of Wataniya Palestine Mobile Telecommunication Company (“Wataniya”), and indirectly to the cellular network of Palestine Cellular Communications Ltd. (“Jawwal”). Our transmission network is made up mainly by our own microwave links and fiber optic infrastructure, while for sites that are unreachable with our own transmission, we lease lines from Bezeq and other operators. Currently approximately 30% of our transmission network consists of leased lines. Our fiber-optic and microwave transmission network enables us to reduce our transmission costs as well as to provide our business customers with bundled services of data and voice transmission and fixed-line services. Currently, our transmission network has more than 16 hundred kilometers of fiber optics and more than 13 hundred microwave links.

Our radio networks covered 99% of the Israeli population at year-end 2015. We are continuing to expand and improve the coverage, capacity and quality of our UMTS network.

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

Our transmission network design confers the following benefits: (i) necessary bandwidth for GSM and UMTS/HSPA and LTE services; (ii) resilience; (iii) use of high transmission rate back-bone routes based on Synchronous Digital Hierarchy; and (iv) the ability to utilize a new generation of sophisticated technology to optimize the system and increase capacity where necessary. Our switching architecture is based on two STP switches connected to all of our systems and platforms and three MSCBCs and MGWs.

In our Fixed-Line business we offer telephony lines using VoB technology, SIP voice trunks, PRI, Internet Services, data transmission and ILD services targeting households and business customers in the Israeli market. These services are provided over third parties’ existing network infrastructure as well as our own partially country covering infrastructure. In order to provide the Fixed-line Services in the residential market, we developed a home gateway box (smartbox), that provides the customer with a setup of a home network Wi-Fi based on the protocol 802.11n, Voice FXS and DECT supported phones, and built-in firewall. This solution enables us to provide services to our customers such as call “hijack” which allows customers to retrieve incoming mobile line calls on their fixed-line and vice-versa, improved email accounts, anti-virus and site filtering based on the customer’s restriction definition.

4B.9d     Spectrum Allocation and Capacity

Spectrum availability is limited and is allocated by the Ministry of Communications through a licensing process. Pursuant to the terms of our license and subsequent allocations, we were allocated 2x10.4 MHz in the 900 MHz frequency band, of which 2 x 2.4 MHz are shared with Jawwal which operates in the West Bank and the Gaza Strip and an additional 2 x 2.4 MHz of Jawwal’s spectrum is partially available to us.

We were also allocated two additional bands of spectrum:  2 x 10 MHz of UMTS/HSDPA third generation in the 2100 MHz frequency band. We operate GSM 900 MHz band base transceiver stations that enhance the capacity of our network’s quality. In May 2012, we shifted 5MHz of our 900MHz spectrum from the 2G GSM network to the 3G HSPA+ network. In July 2014, we shifted 10MHz of our 1800MHz spectrum from the 2G GSM network to the 4G LTE network. In March 2015, the Minister of Communications approved the results of the tender bid process in which we won an additional 5 MHz in the 1800 spectrum. Hot Mobile was also awarded two bandwidths of 5 MHz of frequencies in the 1800 band, both of which are expected to be used for the joint venture created by the companies.  Now that we have been allocated these frequencies, and have successfully refarmed our existing frequency bands and successful implemented the Network Sharing Agreement with HOT Mobile, our total spectrum available for 4G is 20 MHz, which allows us to offer full 4G services. See “Item 4B.9a Overview – Cellular Network Sharing Agreement”.

For a discussion of the risks associated with regulatory developments in spectrum allocation, see “Item 3D.1g We may have less access to spectrum for fourth generation (4G) services than some of our competitors as a result of network sharing agreements. We also may be required to terminate the use of certain spectrum or to share with another operator some of the spectrum we are currently using on an exclusive basis. If these developments occur, they may adversely affect our network quality and capacity as well as our ability to provide our customers with competitive advanced technology services, which may adversely affect our results of operations.”

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

4B.9g     Suppliers

Suppliers for our cellular network. For a number of years, we purchased our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software, from Ericsson and Nokia. Starting in January 2008, we purchase all our UMTS network equipment from Ericsson, and in 2010 we entered into an agreement with Ericsson, for the upgrade of our existing cellular networks and the deployment of our fourth generation network. The initial term of the inclusive agreement with Ericsson ended on December 31, 2014. Following the expiration of the initial term, we extended the initial period for the provision of support and maintenance services, first by an additional period of one year (that ended on December 31, 2015) and then, by an additional period of one year ending on December 31, 2016. We have an option to further extend the agreement by eight additional periods of one year each. If we wish to purchase deliverables or equipment from Ericsson beyond the scope of the agreement, we will have to reach an agreement with Ericsson on the terms, including purchase prices. As a result, as a practical matter, Ericsson has gradually become our sole supplier of cellular core equipment and systems. See “Item 10C Material Contracts”. See also “Item 3D.2i We depend on a limited number of suppliers. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of network equipment and handsets and other devices or maintenance support on a timely basis.”

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

Handset and other equipment suppliers. In 2009, we entered into a three-year agreement with Apple for the purchase and resale of iPhone handsets in Israel and upon its expiry in 2012 we entered into a new agreement with Apple for an additional three-year period, which has been extended until the end of April 2016. See “Item 10C Material Contracts”. During 2015, Apple was a major supplier of the Company’s iPhone handsets. We also purchase handsets and other equipment, including tablets and laptops, from Samsung, LG and other vendors.

Suppliers for our fixed-line network. Only the Bezeq and HOT Groups own fixed-line telecommunications infrastructures in Israel. As a result, we rely on interconnection with the Bezeq and HOT Groups’ infrastructure. Bezeq supplies the Company with fixed-line transmission services for connecting traffic between approximately 30% of the Company’s sites. The HOT Group supplies the Company with interconnect lines between the broadband backbone and the ISP backbone. See “Item 3D.1b The MoC has failed to enforce its fixed-line wholesale market reforms (originally intended to allow telecommunication providers, such as Partner, that do not have their own fixed-line infrastructure to include the infrastructure component as part of their bundled service offerings).  The MoC may also roll back such reforms. Such actions may negatively affect our business and results of operations. In addition, if the structural separation provisions (which apply to Bezeq and HOT Telecom) are removed before we have established ourselves in the fixed-line market, this would negatively affect our business and results of operations.” In addition, for hard-line connection to all major Western European countries and the United States, Med Nautilus supplies the Company with transmission services through its submarine infrastructure. See “Item 10C Material Contracts”.

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

For a discussion of the Ministry of Communications’ reduction of interconnect tariffs see “Item 4B.13d - iv Reduction of Interconnect Tariffs to Be Paid to Fixed-line Operators”.

Two of our subsidiaries have a domestic fixed-line license. Our subsidiaries are connected directly with all other telecommunication networks operating in Israel. The interconnection fees are set by the Interconnection Regulations.

4B.10                   COMPETITION

An overview of our principal competitors and of some aspects of the competitive environment for telecommunications services is set forth below. For further information regarding the impact of regulation and regulatory changes on competition, including measures to enable new service providers to enter the market, and the competitive pressures arising from the development of full-service telecommunications providers and new technologies, see “Item 3D.1 Risks Relating To The Regulation Of Our Industry.” and “Item 3D.2a As a result of substantial and continuing changes in our regulatory and business environment, our operating results have decreased significantly in the past five years, with a loss recorded for 2015. Our operating results may continue to decline in 2016 and beyond, which may adversely affect our financial condition.”

Within the Israeli telecommunications market there are 4 major communication groups: Bezeq, HOT, Cellcom and Partner, as well as a number of smaller operators. See Item "3D.2e Competition resulting from the full service offers by telecommunications groups and additional entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, may continue to cause a further decrease in tariffs, an increase in subscriber acquisition and retention costs, and may continue to reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations."

4B.10a   Competitors in the Cellular Services market

There are currently five cellular telephone network operators in Israel: Partner, Cellcom, Pelephone, HOT Mobile, and Golan Telecom. Except for Golan Telecom, these cellular operators are part of the four main telecommunications groups. In addition, there are two active MVNO operators – Hashikma Communications Marketing Ltd., (“Rami Levy”) and Home Cellular Ltd. (“Home Cellular”).

We compete principally on the basis of telecommunications service quality, brand identity, variety of handsets and other equipment, tariffs, value-added services and the quality of customer services.

The table below sets forth an estimate of each operator’s share of total subscribers in the Israeli cellular market at December 31, 2011, 2012, 2013, 2014 and estimates for 2015.

Estimated Market Shares*	2011	2012	2013	2014	2015

Partner	32%	29%	29%	28%	27%
Cellcom	34%	32%	31%	29%	28%
Pelephone	29%	28%	26%	25%	26%
HOT Mobile	5%	8%	8%	10%	11%
Golan Telecom and others	-	3%	6%	8%	8%

* Based on Partner subscriber data, as well as information contained in published reports, and public statements issued by other operators. The estimated market shares for 2015 are also based on data regarding the number of subscribers porting between operators.

Cellcom. Cellcom is an Israeli corporation founded in 1994 that is traded both on the Tel Aviv stock exchange as well as NYSE. Cellcom’s major beneficial shareholder is Discount Investment Corporation Ltd., a majority-owned subsidiary of IDB Development Corporation Ltd. (“IDBD”) which is controlled by the Elzstain - Extra group, led by Mr. Eduardo Elzstain. In August 2011, Cellcom acquired Netvision, an Israeli operator of domestic fixed-line services using VoB technology, PRI, transmission and data communications services, ISP services and ILD. Cellcom operates nationwide cellular telephone networks based on GSM 1800 MHz/GPRS, EDGE and UMTS/HSDPA HSUPA technologies as well as fixed-line telephony, transmission and data services and has partially deployed LTE. In 2014, Cellcom launched OTT television services. In November, 2015, Cellcom announced that it entered into an agreement with Golan Telecom and its shareholders for the purchase of 100% of the shares of Golan Telecom.

Pelephone. Pelephone is an Israeli corporation that is a wholly-owned subsidiary of Bezeq, Israel’s largest telecommunications provider and the primary fixed-line operator that is controlled by B Communications Ltd., a company indirectly controlled by Shaul Elovitz, the controlling shareholder of Eurocom Communications Ltd., which is the official distributor of, among others, the Nokia group in Israel. Bezeq and its subsidiaries offer fixed-line telephony services, cellular telephony services, PRI, internet broadband access, ISP services, transmission and data communications services, ILD services and multi- channel television services. Since 2009, Pelephone has a UMTS/HSPA network and has partially deployed LTE.

Bezeq – Yes merger. In March 2014, the Antitrust Commissioner approved a merger between Bezeq and its subsidiary, DBS Satellite Services (1998) Ltd. (“Yes"), a multi-channel pay television provider, subject to certain conditions, including, among other things, the following: (1) Bezeq shall not impose any limitations on subscriber internet infrastructure consumption, deriving from subscriber aggregated internet capacity; (2) Bezeq shall deduct sums for providing multi-channel television servicing from payments made to ISPs for connecting it to its network, in accordance with a formula that was set in the decision; (3) Bezeq and Yes shall cancel all exclusivity arrangements in regards to productions they are a party to, and shall not be a party to other exclusivity arrangements for othe productions; and (4) for a period of two years from the merger approval, Bezeq shall not prevent any person, excluding a holder of a broadcast license at the time of the decision, from obtaining rights in original productions, not including new productions. The Commissioner’s decision allows the same entity to control both Bezeq and Yes. In July 2015, the Ministry of Communications approved the merger. Such merger may increase Bezeq’s incentives to prevent or limit Partner and other competitors’ ability to provide over-the-top (OTT) multi-channel television services, if Partner or the other competitors should choose to enter the television market. In July 2015, Pelephone entered into an agreement to acquire the business operations of Alon Cellular Ltd., an MVNO that entered the cellular market in 2012. The regulatory approvals were received and the transaction was completed in October 2015.

Other Operators

Hot Mobile. HOT Mobile holds a general license to provide mobile telecommunications services. HOT Mobile’s legacy network is an iDEN network. HOT mobile is held indirectly by the Altice Group, a French media group, controlled by Mr. Patrick Drahi, who also holds control of HOT Telecommunications Systems Ltd. (“HOT Telecommunications”), a multi-channel television operator in Israel. In December 2012, HOT Telecommunications was delisted from the Tel-Aviv Stock Exchange. The HOT Group’s main areas of activity are multi- channel television services, fixed-line telephony services, PRI, internet broadband access, transmission and data communications services as well as ISP services through its subsidiary HOT-NET. In November 2011, HOT Telecommunications acquired all of the outstanding shares of HOT Mobile. HOT Mobile’s cellular license was amended to include UMTS frequencies allocated subsequent to winning a Ministry of Communications’ tender offer for frequencies in the 2100 MHz spectrum. The HOT Group, which operates its 3G services under the brand name of HOT Mobile, is required to utilize the 2100 MHz spectrum to build full country coverage.

Partner and HOT Mobile entered into a right of use agreement, which took effect in November 2013, and is valid until April 1, 2016. Under the right of use agreement, Partner provides services to HOT Mobile in the form of a right of use of Partner’s radio cellular network in order to supplement HOT Mobile’s current network coverage. According to the right of use agreement, HOT Mobile pays Partner fixed base payments with additional variable payments, based, among other things, on traffic volume exceeding a defined threshold. See “Item 4B.9 Our Network- Cellular Network Sharing Agreement”.

Golan Telecom. Golan Telecom, is a privately owned company, owned by Michael Golan, Xavier Niel and the Parienti family and began operations in early 2012 after winning a Ministry of Communications’ tender offer for frequencies in the 2100 MHz spectrum. Golan Telecom signed a national roaming agreement with Cellcom. In November, 2015, Cellcom announced that it entered into an agreement with Golan Telecom and its shareholders for the purchase of 100% of the shares of Golan Telecom. This agreement is subject to the receipt of the approvals of the Ministry of Communications and the Antitrust Commissioner, both of which have not yet approved the acquisition.

Hot Mobile and Golan Telecom licence terms. Under the terms of HOT Mobile and Golan Telecom’s licenses, the companies which won the UMTS frequency tender offer were required to pay a minimal fee as well as a guarantee for the balance to the Ministry of Communications before starting operations and to pay the balance of the fee to ensure compliance with the terms of the license after 5 years. However, as an incentive for these companies to rapidly build and expand their customer base, the final total amount of their fees and guarantees is calculated according to the level of the coverage of their services and will be reduced as the level of coverage increases. This incentive has been a significant factor in the aggressive marketing strategies and pricing of the additional entrants in order to gain market share, which, in light of the current saturation of the Israeli cellular market, has resulted in loss of market share by existing companies, including Partner, and substantial downward pressure on tariffs. In November 2013, the Ministry of Communications reduced HOT Mobile’s license guarantee since it achieved the market share goal of 7%. In March 2014, the Ministry of Communications reduced Golan Telecom’s license guarantee since it achieved the market share goal of 7%.

HOT Mobile and Golan Telecom received additional leniencies as part of the 4G tender. See “Item 3D.2e Competition resulting from the full service offers by telecommunications groups and additional entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, may continue to cause a further decrease in tariffs, an increase in subscriber acquisition and retention costs, and may continue to reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations.”

Xphone. Xphone is a privately owned company that currently operates as an ILD operator however it was awarded 5MHz frequency band in the 1800 spectrum following which it may become the sixth facility based cellular operator if they are granted a license.

MVNOs

The Ministry of Communications has granted MVNO licenses to 11 companies, 5 of which had entered the market as of December 31, 2014. The major MVNOs are Rami Levy, which is a subsidiary of a major Israeli discount supermarket chain, Home Cellular which is a subsidiary of a leading group that owns, among others, hardware and home furnishing stores, which was acquired by Cellcom in July 2015 and Alon Cellular which was owned by Alon Holdings, that controls a leading retail and gas station chain. In July 2015, Pelephone entered into an agreement to acquire Alon Cellular. The regulatory approvals were received and the transaction was completed in October 2015.

In May 2013, we signed a hosting agreement with Azi Communications Ltd. with respect to their use of Partner’s network as an MVNO.

Following a hearing published by the Ministry of Communications, in November 2014, the Ministry published an administrative decision, regarding the pricing of MVNO hosting by cellular operators. The MoC has decided that the reference point for whether a hosting price is considered reasonable will be the most favorable business proposals each cellular operator has offered to its commercial subscribers. An MVNO that claims that the hosting conditions prevent it from competing and does not reach an agreement with a cellular operator to change them, particularly as regards the price, may request the Minister of Communications to evaluate whether they are reasonable. As a result, the pricing we charge to host MVNOs on our network may be affected causing an adverse impact on our revenues.

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

See also “Item 3D.1c Potential future regulation and negotiation of roaming tariffs, both within Israel and elsewhere, may increase our roaming expenses, decrease our roaming revenues and prevent us from raising our tariffs."

Market Saturation. Because the Israeli cellular market has reached a level of full saturation, except for natural market growth through the growth of population, any acquisition of new subscribers by any service provider results in a loss of market share for its competitors.

 4B.10b  Competitors in Fixed-line Services

In the fixed-line market, our main competitors are Bezeq, Israel’s largest telecommunications provider and the primary fixed-line operator, HOT Telecom, and other telecommunication services providers, including Cellcom who operate in the fixed-line market. The Bezeq Group, the HOT Group and Cellcom provide cellular telephony services, ILD services, PRI, internet broadband access, ISP services, transmission and data communications services and multi-channel television services.

The Bezeq Group. The Bezeq Group is under structural separation rules which apply to management, employees, assets, marketing and finance and data systems. Starting in 2010, the Ministry of Communications has allowed the Bezeq Group to market bundled telecommunications services to the private sector, subject to certain conditions and limitations, including provisions which prevent Bezeq from discounting the price of bundled services from their unbundled prices and from including its fixed-line telephony service within bundles. See “Item 4B.2  Broadband and Internet services.” Following implementation of the broadband wholesale market, the requirement for structural separation may be removed, which would allow Bezeq to take advantage of its nationwide presence and cross-subsidization to market and sell more competitive and attractive offers than we will be able to offer, including cellular services. Bundled offerings have become more frequent in Israel and have caused price erosion in the services included. See “Item 3D.1b The MoC has failed to enforce its fixed-line wholesale market reforms (originally intended to allow telecommunication providers, such as Partner, that do not have their own fixed-line infrastructure to include the infrastructure component as part of their bundled service offerings).  The MoC may also roll back such reforms. Such actions may negatively affect our business and results of operations. In addition, if the structural separation provisions (which apply to Bezeq and HOT Telecom) are removed before we have established ourselves in the fixed-line market, this would negatively affect our business and results of operations.”

The HOT Group. The HOT Group may offer a bundle of services only including fixed-line telephony, broadband infrastructure and multi-channel television (“Triple”). The bundle of services currently offered by the HOT Group does not include cellular services (other than a bundle of cellular services with ISP services offered by its subsidiaries HOT Mobile and Hot-Net Internet Services Ltd. (“HOT-NET”)).

The Ministry of Communications allowed HOT Telecom LLP, HOT Telecommunication and HOT Mobile to sell and market each other’s services and exchange information regarding such marketing activities.

Upon an effective wholesale fixed-line market, the Ministry of Communications may cancel the structural separation imposed on the Bezeq and HOT Groups. This will allow the groups to offer attractive bundles that include all of the above services that may result in a loss of market share by Partner in all relevant telecom markets. See “Item 3D.1b The MoC has failed to enforce its fixed-line wholesale market reforms (originally intended to allow telecommunication providers, such as Partner, that do not have their own fixed-line infrastructure to include the infrastructure component as part of their bundled service offerings).  The MoC may also roll back such reforms. Such actions may negatively affect our business and results of operations. In addition, if the structural separation provisions (which apply to Bezeq and HOT Telecom) are removed before we have established ourselves in the fixed-line market, this would negatively affect our business and results of operations.”

The Cellcom Group. Cellcom provides landline telephony, transmission, PRI, ISP and data services through inland fiber optic transmission and complementary microwave links to business customers and private sectors. Since February 2015, Cellcom began marketing an ADSL infrastructure product (wholesale Bit Stream Access service provided over Bezeq's network). During 2015, Cellcom entered the television market using hybrid OTT-DTT television services which may be bundled with additional IP TV or over the top (OTT) offerings.

In the ILD services market, we compete with Netvision from the Cellcom Group, Bezeq International, Xphone, Hashikma N.G.N International Communications 015 Ltd. Telzar International Telecommunication Service Ltd, Golan Telecom International Ltd. and HOT Mobile International Telecommunications Ltd.

See also “Item 4B.2 Special characteristics of the Fixed-Line Telecommunications Industry in Israel”.

Israel Broadband Company (IBC). IBC received a general license for the provision of fixed-line telecom services (infrastructure) and for the establishment of a nationwide optic fiber network using the Israeli Electric Company’s infrastructure in August 2013. IBC is owned by Israel Electric Corporation (40%) and a consortium of companies elected as the winning bidder in the election process, which is comprised of the following companies: ViaEuropa Israel Ltd., RAPAC Communication & Infrastructure Ltd., BATM advanced Communication Ltd., Tamares Holdings Sweden AB and Zisapel Properties (1992) Ltd. and Cisco Systems Finance International (60%). Although IBC is in principle permitted to provide its services only to other telecommunications licensees on a wholesale basis, IBC has introduced a new business model which enables it to reach the retail market through the services of ISPs who sign agreements with them. Currently, IBC has agreements with the relatively small ISPs while the three major ISPs in Israel (Bezeq International, Netvision and Partner) have no distribution agreements with IBC.

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

While many of our systems have been developed by third-party vendors, all of them have been modified and refined to suit our particular needs. In certain instances, we have developed critical information technology capabilities internally to meet our specific requirements. In connection with our transformation into a diversified multi-service communications provider, we have completed significant milestones in our CRM upgrade project. We are upgrading our Enterprise Service Bus (“ESB”) and contact center with systems that are better suited to our current and future needs.

In addition, the Company invested resources to improve the quality of the IT processes and billing accuracy.

4B.12                   INTELLECTUAL PROPERTY

 We are the registered owners of the trademark “Partner” in Israel with respect to telecommunications-related devices and services, as well as additional trademarks.  We have also registered several internet Web domain names, including, among others: www.partner.co.il. 012 Smile is the registered owner of several trademarks in Israel with respect to telecommunications-related services that include the numbers “012”. In addition, 012 Smile has registered several internet Web domain names, including, among others, www.012.net and www.012.net.il. Partner is the assignee in a patent application filed in March 2012 that claims a method for delivering short messages originated by roaming prepaid subscribers. A Notice of Allowance was issued for the application in September 2013 and a patent was issued on January 14, 2014.

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

General licenses, which relate to telecommunications activities over a public network or for the granting of nationwide services or international telecommunications services, have been awarded to the Bezeq Group, to the HOT Group, to four other cellular operators besides Partner and to the international operators. In addition, the Ministry of Communications has granted MVNO licenses to a number of companies. During 2015, the Ministry of Communications began to substitute all MVNO licenses, general licenses for ILD services and unique-general licenses for fixed line services, with a single type of General Unified license which governs all the services regulated under all of such licenses.

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

Frequency Fees. Under the Telegraph Regulations, the Company is committed to pay an annual fixed fee for each frequency used. For the years 2013, 2014 and 2015, the Company paid a total amount of approximately NIS 60 million, NIS 60 million and NIS 65 million, respectively. See also Note 17(1) to the consolidated financial statements.

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

4B.13d - i                      Consumer Protection License Amendments

The Ministry of Communications has begun conducting a new hearing to address various alleged consumer issues. We are currently in the process of examining these suggested amendments and cannot yet assess the impact such amendments may have on the various areas of our business if our cellular license is amended as proposed in this hearing.

4B.13d - ii                      Filber Committee

In October 2015, the Minister of Communications appointed a committee, headed by the Director General of the Ministry of Communications, Mr. Shlomo Filber (the "Filber Committee") to advise on the future regulation of the broadcasting and content market. According to the letter of appointment, the Filber Committee has been requested to formulate recommendations and to suggest that a bill should be introduced for its implementation regarding the following issues: encouragement for new entry into the broadcast market and encouragement of market competition (including by new entrant protections); application of regulation on new content bodies in the market; encouraging Israeli original productions; the implications of the increase in content services provided over broadband and the supervisory and enforcement arrangements, if required. The Filber Committee published an interim report in which it described its draft recommendations. Such draft recommendations include the adoption of the principle of technology-neutral regulation. This would translate, inter alia, to the application of regulation on audio visual content transmitted over the internet. However the Filber Committee suggests that regulation would be applied differently to different kinds of audio-visual service providers. for example, providers of "television services" (audio visual services which are intended for the Israeli market or contain 4 or more linear channels) would be subjected to "soft regulation" which would include a content rating system, protection of minors, accessibility requirements, and a choice between advertising or subscription fees as the source of funding.  The Company has filed its position with the Filber Committee in which it argues for more lenient terms to be applied to new entrants and for specific arrangements which would alleviate entry barriers and encourage entry into the market. If the Filber Committee decides not to recommend to apply such protections, then we might not be able to penetrate this market and to successfully launch a competitive multi-channel offering.

4B.13d - iii                      Reduction of Interconnect Tariffs to Be Paid to Cellular Operators

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

In 2015, the maximum, updated and CPI-adjusted tariff per minute excluding VAT was NIS 0.0613 for completion of a call in a cellular network and NIS 0.0014 excluding VAT for completion of an SMS message. As of January 1, 2016, the maximum, updated and CPI-adjusted tariff per minute excluding VAT is NIS 0.0609 for completion of a call on a cellular network and remains NIS 0.0014 excluding VAT for completion of an SMS message.

4B.13d - iv                      Reduction of Interconnect Tariffs to Be Paid to Fixed-line Operators

In October 2013, the Ministry of Communications published its decision following a hearing conducted regarding a change in interconnect tariffs for the completion of a call on a fixed-line network. According to the decision, effective December 1, 2013, the maximum uniform tariff for the completion of a call on a fixed-line network was NIS 0.01 (1 agora), excluding VAT per minute, for all hours of the day, instead of NIS 0.0421 per minute during peak hours and NIS 0.0234 per minute during off-peak hours. The tariff is to be updated annually in accordance with changes to the CPI. Accordingly, in 2015, the maximum, updated and CPI-adjusted tariff per minute excluding VAT was NIS 0.01 for completion of a call on a fixed-line network. As of January 1, 2016, the maximum, updated and CPI-adjusted tariff per minute excluding VAT is NIS 0.0100 for completion of a call on a fixed-line network.

4B.13d - v                      Premium services regulation

 In June 2014, the Ministry of Communications published its decision regarding premium services following a public hearing. The decision applies to certain telecommunications licensees, including the Company, and was due to become effective as of February 15, 2015. Following an appeal to the Supreme Court, the implementation of the regulation was delayed until October 1, 2015. In the MoC's decision (and its amendments) it was determined, among other things that all premium rate services may be provided through only three prefixes, two of which shall be blocked as a default. The relevant licensees would be required to announce at the beginning of each premium rate call the nature of the service and its rate and maximum cost (and that such costs are in addition to the usual charges). The subscriber will be allowed to disconnect without being charged. Our revenues in 2016 are likely to be adversely affected as a result of this decision.

4B.13d - vi                      LTE Spectrum Allocation

The Israeli Ministry of Communications published a 4G frequencies tender in July 2014. In connection with the tender the Company provided the government with a bank guarantee in the amount of NIS 10 million. Operators who were allocated with frequencies as part of the tender will be allowed to provide 4G services in the 1800 MHz spectrum.

In March 2015, the acting Minister of Communications approved the results of the tender bid process in which we won an additional 5 MHz in the 1800 spectrum (in addition to our 10 MHz frequency bands in the 1800 spectrum). Golan Telecom, Hot Mobile and Xphone were also each awarded a bandwidth of 2x5 MHz of frequencies in the 1800 band, Cellcom was awarded a bandwidth of 2x3 MHz of frequencies in the 1800 band and Pelephone was awarded three bandwidths of 2x5 MHz each of frequencies in the 1800 band. In August 2015, the Ministry of Communications allocated the frequency bandwidth of 5MHz in the 1800MHz spectrum to the Company, which the Company was awarded, as part of the 4G frequencies tender.

This frequency allocation, in addition to the 10 MHz which are in the Company's use, together with the 5 MHz band allocated to Hot Mobile which is a party to the joint venture, will allow the Company to realize a 20 MHz band for its 4G services and offer its customers a significantly improved data experience through a national deployment of its 1,400 4G sites that are already active. See "Item 4B.9a Overview".

Hot Mobile, Golan Telecom, and Xphone, will be entitled to a discount at a rate of up to 50% of the amount that they will have to pay for the 4G frequencies (each addition of 1% market share will grant a discount at a rate of 10%, up to a maximum discount at a rate of 50%, during a period of 5 years).

The LTE spectrum bid rules, published by The Ministry of Communications, place restrictions with respect to the maximum LTE spectrum holdings for a specific operator. The current policy does not allow a single operator to hold more than 15 MHz of LTE spectrum if it plans to share its network with another operator. Because of this, Partner’s LTE network performance is highly dependent on the Network Sharing Agreement with Hot Mobile. Furthermore, if we fail to refarm some of our existing spectrum in the 1800 band (currently used to provide GSM services), this may place us at a disadvantage compared to our competitors. See “Item 3D.1g We may have less access to spectrum for fourth generation (4G) services than some of our competitors as a result of network sharing agreements. We also may be required to terminate the use of certain spectrum or to share with another operator some of the spectrum we are currently using on an exclusive basis. If these developments occur, they may adversely affect our network quality and capacity as well as our ability to provide our customers with competitive advanced technology services, which may adversely affect our results of operations.”

4B.13d - vii                      The Promotion of Competition and the Reduction of Centralization Law

The Promotion of Competition and the Reduction of Centralization Law (the “Centralization Law”) was enacted in Israel on December 11, 2013. The Centralization Law deals with three main issues: (a) rights allocation by regulators; (b) limitations on control over a group of companies organized in a pyramidal structure; and (c) separation between significant real entities and significant financial entities.

Pursuant to the Centralization Law, when allocating rights in essential infrastructure (including in the communications field) to certain entities, defined as "Concentrating Entities", the allocating regulator is required to take into account considerations of overall market centralization. Furthermore, when allocating rights to any entity, the regulator is required to take into account considerations of promoting the competition in the relevant sector. The term "Rights Allocation" includes, inter alia, granting and renewing a license.

As of the date of the report, the Company is not defined as a "Concentrating Entity". However, the Centralization Law may have direct and indirect effects on the Company and the sector in which it operates, including possible effects on the renewal of the Company's licenses and the allocation of new licenses to the Company; and possible effects on the Company's ability to cooperate or otherwise conduct transactions with other participants in the Israeli communications market.

4B.13d - viii                      Securities Administrative Enforcement and Antitrust Enforcement

An amendment to the Israeli Securities laws, which came into force in January 2011, established administrative enforcement measures for handling certain violations of certain securities and securities-related laws supervised by the Israeli Securities Authority, or ISA. This amendment allows the ISA to impose various civil enforcement measures, including financial sanctions, payment to the harmed party, prohibition of the violator from serving as an executive officer for a certain period of time, annulment or suspension of licenses, approvals and permits granted under such laws and an agreed settlement mechanism as an alternative for a criminal or administrative proceeding. In case of a violation by a corporation, the amendment provides for additional responsibility of the Chief Executive Officer in some cases, unless certain conditions have been met, including the existence of procedures for the prevention of the violation, as part of an internal enforcement plan. The Company is prohibited from insuring, paying or indemnifying directors or senior officers for financial sanctions imposed on them in accordance with this amendment subject to certain exemptions set forth in the law. The Company has implemented an internal enforcement plan in accordance with this amendment and  has implemented an internal antitrust enforcement plan intended to ensure that all relevant parties in the Company comply with antitrust laws and regulations. The Company provides ongoing guidance and training to the Company's directors, office holders and relevant employees.

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

•
Roaming Services. In August 2014, the Ministry of Communications published a hearing aimed at increasing competition in roaming services abroad currently provided by cellular licensees. As part of the hearing, the Ministry proposed to enable every cellular subscriber to receive roaming services abroad from operators which are not his cellular provider (on top of his cellular operator) while keeping his cellular number. These alternative roaming providers include other cellular licensees, MVNOs, ISPs, ILD licensees and fixed telephony licensees. The Ministry of Communications also suggested determining various measures intended to improve transparency and to limit subscriber payments only to the exact volume of services consumed. Such measures include: all roaming calls abroad (incoming and outgoing) would be billed using time units of 1 second; all roaming data sessions would be billed using volume units of 1KB; the billable duration of all voice calls would be from the second in which the call was connected and until it ended (explicitly excluding any wait period from pushing the “call” button until the call is connected). Because we consider roaming charges to be a significant source of revenue, such regulatory limits could adversely affect our revenues.

•
Frequency fees. The Ministry of Communications is conducting a re-assessment of the frequency fees set forth in the law, which includes the assessment as to its economic value, in order to support effective allocation and the utmost utilization of the frequencies.

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

•
Intervention in international call market. In October 2013, the Ministry of Communications published a hearing regarding new regulation of the international call market. In the hearing, it was proposed by the Ministry to allow all general licensees (including MVNOs) to provide international call services to their subscribers, with respect to the international destinations which are included in their subscribers’ tariff plans and to international destinations for which the tariff is lower or equal to the tariff of a call on the licensee’s network (“Included Destinations”). The Ministry of Communications also proposed in the hearing that the general licensees (such as cellular operators) would not be allowed to collect an interconnect fee for outgoing international calls. The Company submitted its response to the hearing in January 2014. In October 2014, the Ministry published a secondary hearing on this matter, in which it proposed that all outgoing international calls which are not to Included Destinations, shall be preceded with a voice message stating the tariff of such call and allowing the subscriber to disconnect without being charged. The Company submitted its response to this secondary hearing in October 2014. The revenues of the Company may be adversely affected if the changes proposed in these hearings are adopted.

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

•
Consumer Protection-Call Centers. In August 2014, the Ministry of Communications published a hearing regarding proposed amendments to telecommunications licenses granted to various operators, including the Company and its subsidiaries. As part of the hearing, it is proposed to amend the licenses with respect to the quality of service of the licensees’ call centers. The amendments include, among others, the following matters: the maximum response times for each call and the average daily response times; recording requirement regarding a billing inquiry, termination of all services or termination of a single service calls; and requirement to issue and to publish on the licensees’ websites detailed weekly reports that will include complete data in relation to their conduct regarding response times. The Company submitted its response to the hearing in October 2014. In parallel to the hearing, the Ministry of Communications published a draft memorandum with respect to the Telecommunications Law, according to which a subscriber will be able to sue for a fixed amount of compensation in case a licensee fails to meet the proposed response times and for compensation in case of an over charge in the monthly bill, both without proving damages. The Company submitted its response to the draft memorandum in October 2014. These amendments may have an adverse affect on the Company’s results of operations.

•
Cellular Network Coverage Amendments. In July 2014, The Ministry of Communications and the Civil Administration in Judea and Samaria published a hearing regarding a proposed amendment to general licenses for the provision of cellular services (MRT), granted to five operators including the Company. As part of the hearing, it is proposed to amend the operators’ licenses and to materially intensify the requirements set in the licenses with respect to the coverage and service quality of the operators’ 2G and 3G networks deployed in Israel and in the Judea and Samaria area, as follows:

•	Minimum coverage requirements - will be set out in terms of population, territory, settlements and roads and railroad track paths;

•	Quality of service requirements - will be set out in terms of the percentage of blocked and dropped calls, the minimum level of reception and the minimal speed for uploading and downloading data.

The Company submitted its response to the hearing in September 2014 and the MoC’s officials conducted another hearing in the Company’s offices in December 2014. The revenues of the Company may be adversely affected by the results of the hearing.

•
Transmission line connections between ISP providers' facilities and fixed-line infrastructure. In April 2015, the Ministry of Communications published a hearing, stating that Bezeq and Hot Telecom (the "infrastructure owners") would not be allowed to oblige ISP providers to purchase "Gigabit Ethernet" services (transmission services which connect ISP's facilities to Bezeq and Hot Telecom's infrastructures) from the infrastructure owners and the ISP providers would be allowed to purchase "Gigabit Ethernet" services from other licensees or perform such connections themselves. As part of the hearing, the Ministry stated that such a practice of the infrastructure owners does not presumably comply with the Telecommunications Law, which states that a licensee will be forbidden to condition the supply of a certain telecommunications service upon the supply of another telecommunications service. The Company submitted its response to this hearing. If the final decision in this hearing process will be as suggested in the hearing, the Company may be positively affected by the results of the hearing.

•
Change of "Subscriber" definition in numbering program regarding number portability. In May 2015, the Ministry of Communications published a hearing aimed at amending the definition of a "Subscriber" in the numbering program regarding number portability ("Number Portability Plan"). According to the hearing, the suggested amendment is meant to increase competition in the cellular market by allowing a subscriber who received his phone number from his employer, to keep the phone number when migrating to another cellular operator. In addition, the Ministry suggests, as part of the hearing, to set certain changes in the Number Portability Plan, with respect to the identification of an applicant to keep his phone number in the event of a change of a cellular operator. The Company submitted its response to this hearing in June 2015. These amendments may have an adverse affect on the Company’s results of operations.

•
Communication facilities in residential buildings. In May 2015, the Ministry of Communications published a hearing with respect to the installation of telecom cables in residential buildings. According to the hearing, the Ministry received several complaints from the IBC - Israel Broadband Company, which indicates that in many residential buildings, all telecom cabinets and ducts are fully occupied by infrastructure deployed by Bezeq and Hot, in a manner that prevents deployment of other infrastructure, including telecom cables, by another company. Accordingly, the Ministry proposed that several orders should apply to HOT and Bezeq in order to remove the barriers for the deployment of telecommunications infrastructure by other telecom providers. The Company submitted its response to this hearing. The Company may be positively affected by the results of the hearing.

•
Collection of payments for on-going and one-time transactions, and relative billing. In September 2015, the Ministry of Communications published a hearing, regarding a proposed amendment to general licenses for the provision of cellular services (MRT), MVNO licenses and general-unified licenses. As part of the hearing, it is proposed to require such licensees to comply with the following demands: payment for a one-time transaction will be pre-paid, while payment for on-going transactions will be post-paid; with regard to on-going transactions, in which a fixed period payment is collected from the subscriber - if the subscriber terminates the agreement with the licensee, then the licensee may require a payment based upon the ratio between: (a) the number of days from the beginning of the accounting period through the date of termination, and (b) the total number of days during the accounting period; in addition, in such on-going transactions, in the event that the licensee ceases to provide all of its services to a subscriber, due to a breach of contract conducted by the subscriber, then the licensee will cease to charge the subscriber for a payment and will instead charge the fixed payment for the month during which the breach occurred, calculated on the basis of the ratio between the number of days in which the licensee has provided its services to the subscriber and the total number of days in the relevant month. The Company submitted its response to this hearing. These amendments may have an adverse affect on the Company’s results of operations.

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

In June 2013, since no agreement had been achieved according to clause a(iii) above, the Ministry of Communications published a hearing regarding a basic offering of wholesale services and their prices, that an infrastructure owner shall be required to offer on the same terms, without discrimination, to all providers. After a long process involving several hearings (regarding the texts of the relevant service portfolios and the prices of said wholesale services), in November 2014, the Ministry of Communications published the decision of the Minister of Communications regarding regulation of the wholesale market for broadband fixed-line telecommunications services - defining a format for the supply of wholesale services and setting a tariff for the supply of these services.

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

In December 2014, Bezeq submitted a petition to the High Court of Justice against the MoC and the Minister regarding said decision. In the petition Bezeq claims, inter alia, that the hearing procedure conducted by the MoC did not comply with the administrative law requirements and that both the wholesale telephony service and the tariffs that were set for the wholesale market services deviate from the Minister’s authority under the Law. The Company was nominated as a respondent to the petition. If changes are made to the Minister’s decision that cause an increase in the wholesale tariffs or a worsening of the technical and operational standards set by the MoC, this could negatively affect our results of operations. In October 2015, the court published a decision, in which the court rejected Bezeq claims with respect to the feasibility of implementation of a telephony wholesale market. The MoC has since published a consultation with respect to the resale of Bezeq's telephony services during an interim period of approximately one year.

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

In December 2015, the MoC issued an administrative instruction regarding the use of terminal equipment, as part of the wholesale market services, in order to ensure continuity of the service for the end users.  As part of its decision, the MoC established the following arrangements:

o
A service provider which loaned or rented terminal equipment to its subscriber, that later becomes a subscriber of another service provider in the wholesale market, will not be able to prevent or limit the continuity of the subscriber's ordinary use of the terminal equipment, for a period of 21 days;

o
The payment to the service provider for the terminal equipment during such interim period will be performed by the subscriber, in a similar manner to its arrangement with its previous service provider (and the subscriber would not pay any payment for such equipment to the new service provider).

The Company may be adversely affected by this arrangement since Bezeq may block the use of terminal equipment provided to its former subscribers, even if such subscribers have paid the agreed compensation set out in their contract with Bezeq.

In July 2015, one day before the date of entry into force of the wholesale service of access to passive infrastructure of infrastructure owners, the Ministry of Communications published new instructions regarding the compliance with security requirements in relation to the use of HOT and Bezeq's passive infrastructure, valid until November 1, 2015. According to the instructions, during such period, the performance of the work required for the grant of access to HOT and Bezeq's infrastructure will be made only by the infrastructures owners (Bezeq or HOT) and not by the service providers. In addition, the instructions set restrictions regarding the access to the infrastructure owner's information, concerning the deployment of infrastructure. Although the abovementioned interim period has since passed, the MoC failed to enforce its abovementioned decision on Bezeq, and no passive-infrastructure wholesale products have been sold in accordance with its policy.

In December 2015, the Ministry of Communications published a hearing with respect to the resale of Bezeq's telephony services in the wholesale market. In the hearing, the Ministry proposed to allow Bezeq to offer telephony services in a resale format, instead of the wholesale telephony service, for a period of 12 months; this, by amendment of Bezeq's general license and adding the said services to the list of services that Bezeq may provide. Respectively, the Ministry is considering amending Bezeq's license so that during this interim period, Bezeq will not be obliged to offer wholesale telephony services. According to the hearing, the payment offered by Bezeq for the resale of services will be derived from the retail prices of Bezeq's attractive minute bundles which are reduced at a rate of 40%, and said reduction should be derived from the average rates for the first and second year tariffs of these bundles. The Company submitted its response to this hearing in the beginning of 2016 in which it argued against the interim arrangement and the MoC authority to set wholesale prices in a license (such regulation requires the setting of regulations to be co-signed by the Minister of Finance). Alternatively, the Company argued that the suggested price for the resale telephony service is too high and does not leave any margin for competition and market entry.

In order to provide an incentive for Bezeq to implement the wholesale market, the MoC has announced that it intends to cancel the regulations requiring Bezeq to maintain a “structural separation” between its fixed-line and mobile telecommunications operations, and to change the current retail fixed-price tariff control mechanism to a “maximum tariff” one. The MOC's work plan for the year 2016 includes a reference to removal of structural separation provisions during 2016. Recently, the MoC has published official announcements which indicate its satisfaction with the implementation of the wholesale market reform. We have strongly opposed the factual descriptions and the conclusions in the announcement. If the MoC removes the structural separation provisions based on its above-mentioned announcements before we have firmly established ourselves in the fixed-line telecommunications services market (in both fixed-line telephony and broadband), Bezeq may be able to propose bundled services more effectively than us, and thereby gain a competitive advantage which would negatively affect our results of operations.

In January 2016, The MoC published a consultation regarding the maximum prices HOT may charge for its wholesale BSA product. We are currently examining the model used by the MoC to set these prices and will present our position to the MoC.

4B.13d - xi                      Israel Broadband Company

In August 2013, the Minister of Communications granted Israel Broadband Company (2013) Ltd. (“IBC”), a general license for the establishment of a nationwide optic fiber network using the Israel Electric Company’s infrastructure. IBC is owned by Israel Electric Corporation (40%) and a consortium of companies elected as the winning bidder in the election process, which is comprised of the following companies, which hold together 60% of IBC as follows: ViaEuropa Israel Ltd. (30%), RAPAC Communication & Infrastructure Ltd. (7.5%), BATM advanced Communication Ltd. (7.5%), Tamares Holdings Sweden AB (7.5%) and Zisapel Properties (1992) Ltd.

Under its general license, IBC is permitted to provide its services only to other telecom licensees.

IBC was also granted a special license for the provision of domestic fixed-line data communication. According to local media reports, IBC is permitted under its special license, to provide its services also to major commercial customers.

4B.13d - xii                      Anti-Trust Regulation.

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

4B.13e   Our Mobile Telephone License

On April 7, 1998, the Ministry of Communications granted to us a general license to establish and operate a mobile telephone network in Israel as well as offer roaming services outside the State of Israel.

Under the terms of the license, we have provided a $10 million guarantee to the State of Israel to secure the Company’s adherence to the terms of the license.

Our license allocates to us specified frequencies and telephone numbers.

Term. Our license was originally valid for a period of ten years (until April 2008), but has been extended until 2022. At the end of this period, the license may be extended for additional six-year periods upon our request to the Ministry of Communications, and a confirmation from the Ministry of Communications that we have met the following performance requirements:

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

We believe that we will be able to receive an extension to the license upon request.

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

•
Partner, an Office Holder in Partner or an Interested Party in Partner or an Office Holder in an Interested Party of Partner is an Interested Party in a competing mobile radio telephone operator or is an Office Holder in a competing mobile radio telephone operator or in an interested party in a competing mobile radio telephone operator without first obtaining a permit from the Ministry of Communications to do so or has not fulfilled one of the conditions included in such permit. See “Item 4B.13e Our Mobile Telephone License-Our Permit Regarding Cross Ownership.”

Our license authorizes us on a non-exclusive basis to establish and operate a mobile telephone network in Israel. The Ministry of Communications amended our license in August 2015 to include the provision of 4G services in the 1800 MHZ spectrum and to allow us access network sharing with Hot Mobile, another cellular operator at a bandwidth of up to 25 MHZ in the 1880 MHZ spectrum. See "Item 4B.9d Spectrum Allocation and Capacity".

License Conditions. Our license imposes many conditions on our conduct.

•	We must at all times be a company registered in Israel.

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

•
Matters relating to national security shall be dealt with only by a Board of Directors' committee that has been formed for that purpose. The committee includes at least 4 members, of which at least one is an external director. Only directors with the required clearance and those deemed appropriate by Israel’s General Security Service may be members of this committee. Resolutions approved by this committee shall be deemed adopted by the Board of Directors.

•	The Ministry of Communications shall be entitled to appoint an observer to the Board of Directors and its committees, subject to certain qualifications and confidentiality undertakings.

Contracting with Customers. Pursuant to our license, we have submitted our standard agreement with customers to the Ministry of Communications for their examination. To date, we have not received any comments from the Ministry of Communications regarding this agreement.

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

Payments. Our license specifies the payments we may charge our subscribers. These include one-time installation fees, fixed monthly payments, airtime fees, payments for the use of other telecommunication systems, payments for handset maintenance and payments for additional services. In some of our tariff plans we have chosen to charge only for airtime and use of services. See “Item 4B.6c Tariff Plans.”

Interconnection. Like the licenses of Pelephone, Cellcom and HOT Mobile, our license requires that we interconnect our mobile telephone network to other telecommunications networks operating in Israel, including that of Bezeq and other domestic fixed-line operators, the other mobile telephone operators and the international operators.

Conversely, we must allow other network operators to interconnect to our network. See “Item 4B.9h Interconnection”.

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

Universal Service. We are required to provide any service with the same coverage as our existing network. According to our license, we are required to provide 4G services within 12 months from the activation approval granted to us in August 2015 by the Ministry of Communications to launch 4G services.

Territory of License. In May 2000, we were also granted a license from the Israeli Civil Administration, to provide mobile services to the Israeli populated areas in the West Bank. The license is effective until February 1, 2022. The provisions of the general license described above, including as to its extension, generally apply to this license, subject to certain modifications. We believe that that we will be able to receive an extension to this license upon request.

Transfer of license, assets and means of control. Our license may not be transferred, mortgaged or attached without the prior approval of the Ministry of Communications.

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

The provisions contained in our license are also contained in our Articles of Association. In addition, our Articles of Association contain similar provisions in the event the holdings of shares by a shareholder breaches ownership limits contained in our license.

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

However, our license,  also provides that the Ministry of Communications may permit an Interested Party in Partner to hold, either directly or indirectly, 5% or more in any of the means of control of a competing mobile radio telephone operator if the Ministry of Communications is satisfied that competition will not be harmed, and on the condition that the Interested Party is an Interested Party in Partner only by virtue of a special calculation described in the license and relating to attributed holdings of shareholders deemed to be in control of a corporation.

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

012 Smile was also granted a similar ISP license by the Ministry of Communications in December 2009 that is valid until June 2020 and a special license to provide ISP services to the Israeli populated areas in the West Bank which was valid until February 2016 and is expected to be replaced with a new license. We have been permitted by the Civilian Administration in the West Bank to continue providing the services until the new license is granted.

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

012 Smile was also granted a similar NTP license by the Ministry of Communications in December 2009 that is valid until December 2020.

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

Local Building Permits

The Plan ning and Building Law requires that we receive a building permit for the construction of most of our antennas. The local committee or local licensing authority in each local authority is authorized to grant building permits, provided such permits are in accordance with National Building Plan No. 36 which came into effect on June 15, 2002. The local committee is made up of members of the local municipal council. The local committee is authorized to delegate certain of its powers to subcommittees on which senior members of the local authority may sit.

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

These recent developments may have a material adverse effect on our financial condition and results of operations, as well as plans to expand and enhance network coverage. For more information, see “Item 3D.1f In connection with some building permits, we may also be required to indemnify planning committees in respect of claims against them relating to the depreciation of property values that result from the granting of permits for network sites.”

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

4C.         Organizational Structure

We currently have five wholly-owned subsidiaries, Partner Future Communications 2000 Ltd., an Israeli corporation; Partner Net Ltd., an Israeli corporation; Partner Land-Line Communications Solutions LP, an Israeli limited partnership; Partner Business Communications Solutions, LLP, an Israeli limited partnership; and, since March 3, 2011, 012 Smile. 012 Smile has four wholly-owned subsidiaries, 012 Telecom Ltd., 012 Mobile GP Ltd., Golden Lines 012 Telecommunication Services 2001 Ltd., and 012 Mobile Limited Partnership, all Israeli corporations.  Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner of each of the limited partnerships.

In November 2013, the Company entered into a 15-year Network Sharing Agreement with HOT Mobile. Pursuant to the Network Sharing Agreement, the parties created a 50-50 joint venture, in the form of a limited partnership- P.H.I. Networks (2015) Limited Partnership, which will operate and develop a cellular network to be shared by both parties, starting with a pooling of both parties’ radio access network infrastructures to create a single shared radio access network. The parties have also established a 50-50 company limited by shares under the name Net 4 P.H.I Ltd. to be the general partner of the limited partnership. See “Item 4B.9 Our Network”.

4D.          Property, Plant and Equipment

Headquarters

We lease our headquarter facilities in Rosh Ha-ayin, Israel, with a total of approximately 51,177 gross square meters (including parking lots). In the beginning of 2014, an amendment to the lease agreements for its headquarters facility in Rosh Ha’ayin was signed, according to which the lease term is extended until the end of 2024. The rental payments are linked to the Israeli CPI. We also lease five call centers in Haifa, Jerusalem, Rehovot, Rishon Lezion (012 call center) and Beer-Sheva. The leases for each site have different lengths and specific terms. We believe that our current call center facilities are adequate for the foreseeable future, and that we will be able to extend the leases or obtain alternate or additional facilities, if needed, on acceptable commercial terms.

Network

For a description of our telecommunications network, see “Item 4B.9 Our Network” above.

We lease most of the sites where our mobile telecommunications network equipment is installed throughout Israel. At December 31, 2015, we had 2,902 network sites (including micro-sites). The lease agreements relating to our network sites are generally for periods of two to ten years. We have the option to extend the lease periods up to ten years (including the original lease period).

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

In November 2013, the Company entered into a 15-year Network Sharing Agreement with HOT Mobile. Pursuant to the Network Sharing Agreement, the parties created a 50-50 joint venture, which is intended to operate and develop a cellular network to be shared by both companies, starting with a pooling of both companies’ radio access network infrastructures to create a single shared pooled radio access network. See “Item 4B.9 Our Network”.

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

5A.          Operating Results

5A.1         OVERVIEW

5A.1a     Key Financial and Operating Data

The table below sets forth a summary of selected financial and operating data for the years ended December 31, 2013, 2014 and 2015.

	Year ended December 31,
	2013	2014	2015

Revenues (NIS million)	4,519	4,440	4,111
Operating profit (NIS million)	409	400	107
Income (loss) before taxes (NIS million)	198	241	(36)
Profit (loss) for the Year (NIS million)	135	162	(40)
Capital expenditures (NIS million)	413	429	354
Cash flows from operating activities (NIS million)	1,539	951	922
Cash flows from investing activities (NIS million)	(498)	(431)	(356)
Cash flow from operating activities net of investment activities (NIS million)	1,041	520	566
Cellular Subscribers (end of period, thousands)	2,956	2,837	2,718
Annual cellular churn rate (%)	39%	47%	46%
Average monthly revenue per cellular subscriber (ARPU) (NIS)	83	75	69

5A.1b     Business Developments in 2015

In 2015, competition in the Israeli telecommunications market remained intense, at a similar level as in 2014.  As a result, the continued substantial price erosion in the market had a further significant negative impact on the Company’s business results, with a loss of NIS 40 million recorded for the year. As an illustration of the level and increase in competition in the cellular market, approximately 2.5 million cellular subscribers switched operators within the Israeli market (with number porting) in 2015, largely unchanged from the number of switchers in 2014, compared with approximately 1.8 million in 2013. Significant price erosion continued to be caused by the amount of cellular subscribers who moved between different rateplans or airtime packages (generally with a lower monthly fee) within the Company. As in 2014, in 2015, subscribers switched rateplans or packages over one million times (including subscribers who switched more than once) within the Company, a significant increase in the number of switches compared with 2013.

At the end of December 2015, the Company’s active cellular subscriber base (including mobile data and 012 Mobile subscribers) was approximately 2.72 million, including approximately 2.2 million post-paid subscribers or 79% of the base, and approximately 562,000 pre-paid subscribers, or 21% of the subscriber base. Total cellular market share (based on the number of subscribers) at the end of 2015 was estimated to be approximately 27%, compared with 28% in 2014 and 29% in 2013.

Over 2015, the cellular subscriber base declined by approximately 119,000. The pre-paid subscriber base decreased by approximately 143,000, while the post-paid subscriber base increased by approximately 24,000. The decrease in the pre-paid subscriber base was largely attributed to the pre-paid subscribers moving to post-paid subscriber packages as a result of the significant price erosion (and hence increasing attractiveness) in these products, as well to increased competition for pre-paid subscribers.

The annual churn rate for cellular subscribers in 2015 was 46%, a slight decrease compared with 47% in 2014 and 39% in 2013, mainly reflecting the continued intense competition in the cellular subscriber market.

The monthly Average Revenue Per User (ARPU) for cellular subscribers for the year 2015 was NIS 69 (US$ 18), a decrease of approximately 8% from NIS 75 in 2014. The decrease mainly reflected the continued price erosion in the key cellular services including airtime, content, data and browsing, due to the persistent fierce competition in the cellular market, partially offset by an increase in revenues from wholesale services (MVNO and national roaming) provided to other operators hosted on the Company’s network and in particular as a result of the Right of Use Agreement reached with HOT Mobile. See "Item 5A.1e Right of Use Agreement with HOT Mobile".

In order to mitigate the impact of the competition on the price erosion and decrease in service revenues, the Company continued to adjust its cost structure and to implement operational efficiency measures through 2015, which was reflected in a decrease in 2015 in total operating expenses of NIS 127 million from 2014 (including cost of service revenues (NIS 2,592 million in 2015) and selling, marketing and administrative expenses (NIS 640 million in 2015), and excluding depreciation, amortization and impairment expenses (NIS 769 million in 2015); this measure is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies). This decrease followed a decrease in operating expenses in 2014 of NIS 201 million compared with 2013. The decrease in operating expenses in 2015, mainly reflected decreases in expenses related to payments to transmission, communication and content providers and the impact of efficiency measures undertaken including a reduction in payroll and related expenses resulting from the reduction in the size of the Company workforce by approximately 15% on an average basis (average of workforce at beginning and end of year).

The impact of the decrease in service revenues was also mitigated in 2015 through an increase in the gross profit from equipment sales of NIS 11 million. The increase in profit from equipment sales reflected higher profit margins, mainly due to the change in product mix. In addition, our willingness to offer customers long-term installment plans boosted purchases and contributed to the rise in profits from such sales. However, the need to service our existing debt may in the future restrict our ability to continue selling equipment through long-term installment plans, thereby limiting our ability to continue benefiting from one of the key current drivers of equipment sales and total Company profits. See “Item 5D.2 Outlook” and “Item 3D.2b Our level of indebtedness could adversely affect our business, profits and liquidity. Furthermore, the continued decline in cash flow (excluding payments from Orange with respect to the Settlement Agreement) and difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness.”.

5A.1c     Settlement Agreement with Orange Brand Services Ltd.

In June 2015, the Company announced that it had entered into a settlement agreement with Orange Brand Services Ltd ("Orange") which created a new framework for their relationship and provided both Partner and Orange the right to terminate the brand license agreement which had been in force since 1998. In accordance with the terms of the settlement agreement, the Company received advance payments in a total of €90 million during 2015: €40 million of which was received between the signing of the agreement and the completion of a market study to assess the Company’s position within the dynamics of the Israeli telecommunications services market; and €50 million of which was received in the fourth quarter of 2015, following the Company’s notice to Orange of its decision to terminate the brand license agreement.

As set forth in the settlement agreement, the advance payments are to be recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses to be incurred over this period.  The income is to be recorded in the Company’s income statement under “Income with respect to settlement agreement with Orange".  For 2015, the Company recognized income with respect to the settlement agreement in an amount of NIS 61 million (US$ 16 million). Based on a legal opinion obtained by the Company, the advance payments are considered compensation payments and are therefore not subject to VAT charges.

5A.1d     Network Sharing Agreement with HOT Mobile

In November 2013, the Company entered into a 15-year Network Sharing Agreement with HOT Mobile . Pursuant to the Network Sharing Agreement, the parties created a 50-50 joint venture, which is intended to operate and develop a radio access network to be shared by both parties, starting with a pooling of both parties’ radio access network infrastructures to create a single shared pooled radio access network. See “Item 4B.9 Our Network.”

According to the provisions of the Network Sharing Agreement, HOT Mobile would pay Partner a onetime amount of NIS 250 million (“Lump Sum”), by the beginning of year 2017, unless one of the parties exercises an option granted to it under the Network Sharing Agreement pursuant to which a portion of the Lump Sum will be paid earlier (“Option”). Following the earlier of January 1, 2017 or the date of payment of such a portion of the Lump Sum upon exercise of the Option, each party will bear half of the capital expenditures relating to the shared network. The bearing of the operating costs of the shared network will be according to a pre-determined mechanism, according to which one half of the operating costs will be shared equally by the parties, and one half will be divided according to the relative volume of traffic of each party in the shared network. Partner expects that the Network Sharing Agreement will provide material financial benefits to Partner in terms of both the anticipated upfront payment by HOT Mobile (to be made in January 2017, or earlier if either party exercises its right under the agreement to advance the payment date) and savings in operational expenses and capital investments; however, such financial benefits are dependent on factors set forth in the related risk factor. See “Item3D.2d The network sharing agreement entered into by Partner may not provide the anticipated benefits and may lead to unexpected costs.  Network sharing and similar agreements entered into by our competitors may place us at a competitive disadvantage.”

 In February 2016, HOT Mobile exercised its option under the Network Sharing Agreement to advance the payment date and therefore payment of the Lump Sum is expected to be received during 2016. The Lump Sum will be recognized as deferred revenue which is to be amortized to the income statement over a period of eight years, which is determined to be the shorter of the expected period of the arrangement or the expected life of the related assets.  In view of the exercise of the option, capital expenditures and operating costs shall be shared according to the mechanisms described above, from April 2016.

5A.1e                Right of Use Agreement with HOT Mobile

Partner and HOT Mobile entered into a right of use agreement which took effect in November 2013, in tandem with the Network Sharing Agreement, and is valid until January 4, 2017. Under the right of use agreement, Partner provides services to HOT Mobile in the form of a right of use of Partner’s cellular network. According to the right of use agreement, HOT Mobile pays Partner fixed base payments with additional variable payments, based, among other things, on traffic volume exceeding a defined threshold.  In the event that any of the parties exercises the Option referred to in the Network Sharing Agreement, and Hot Mobile pays the relevant portion of the Lump Sum earlier than January 1, 2017, the Capex-Opex Mechanism will become effective and Hot Mobile shall cease paying the payments payable under the ROU with respect to the period that follows the occurrence of the foregoing.

In February 2016, HOT Mobile exercised its option under the Network Sharing Agreement to advance the payment date of the Lump Sum. As a result, Hot Mobile shall cease paying the payments payable under the right of use agreement from April 2016. In 2015, revenues recorded related to the right of use agreement totaled approximately NIS 120 million.

5A.1f      Acquisition of 012 Smile

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

At the time of the acquisition, the purchase assumed an enterprise value for 012 Smile of approximately NIS 1.45 billion. This included fixed assets, intangible assets of customer relations, brand name, Right of Use (“ROU”) of international transmission cables and goodwill. 012 Smile was financed principally through long term bank loans totaling approximately NIS 500 million that have an index (Israeli consumer price index (“CPI”)) linked rate of 3.42% with a final maturity at the end 2019. During 2012, 012 Smile prepaid the current portion of the outstanding linked principal amount of the loan (NIS 31 million), which was due originally on December 31, 2012. As of December 31, 2015, the principal due by 012 Smile, including the CPI adjustment, was NIS 198 million.

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

Impairment test of Fixed-Line Goodwill as of December 31, 2013, 2014 and 2015.

Goodwill is allocated to a single group of CGUs which constitute all the operations of the fixed-line segment, in an amount of NIS 407 million.

For the purpose of the goodwill impairment tests as of December 31, 2013, 2014 and 2015 the recoverable amount was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rates do not exceed the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

	As of December 31,
	2013	2014	2015
Terminal growth rate	(negative 0.3%)	(negative 0.2%)	(negative 0.09%)
After-tax discount rate	11.7%	10.5%	10.3%
Pre-tax discount rate	15.8%	14.3%	13.4%

The impairment tests as of December 31, 2013, 2014 and 2015 were based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. As a result of the impairment tests, the Group determined that no goodwill impairment existed as of December 31, 2013, 2014 and 2015. See also Note 4(a)(4) and Note 2(h) to our consolidated financial statements.

Sensitivity Analysis:

The headroom of the fixed line segment fair value over the book value as of December 31, 2013, 2014 and 2015 was approximately 9.5%, 15% and 9% respectively. Sensitivity analysis was performed for the recoverable amount as of December 31, 2015 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 10.3% (9.3% to 11.3%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable minus 0.09% (minus 1.09% to 0.91%), assuming all other variables constant. Results showed that no impairment charge is required for both analyses. However, considering an extreme scenario whereby increasing the discount rate above 10.8% and simultaneously decreasing the permanent growth rate below minus 0.6% would indicate impairment.

Impairment of Fixed-Line Assets as of December 31, 2015.

In 2015, the Group decided to cease using the "012 Smile" trade name in 2017. This change in business induced the Group to determine that an indicator of impairment exists for the fixed-line segment. See also information with respect to change in estimate of useful life of the intangible asset trade name in Note 4(a)(2) and 4(a)(3) to our consolidated financial statements.

For the purpose of the impairment test, the assets were grouped to the lowest level for which there are separately identifiable cash flows (CGU).

(i)           The Group reviewed the recoverability of the VOB/ISP assets. As a result, an impairment charge in a total amount of NIS 98 million was recognized. The impairment charge was allocated to the assets of the CGU pro rata, on the basis of the carrying amount of each asset, provided that the impairment did not reduce the carrying amount of an asset below the highest of its fair value less costs to sell and its value-in-use, and zero. Accordingly, the following impairment charges were recorded in the assets of the above CGU (see Note 13 to our consolidated financial statements):

(a)	Right of use by NIS 76 million, recorded in cost of revenues;
(b)	Customer relationships by NIS 8 million, recorded in selling and marketing expenses;
(c)	Computers and information systems by NIS 7 million, recorded in cost of revenues;
(d)	Communication network by NIS 5 million, recorded in cost of revenues; and
(e)	Trade name by NIS 2 million, recorded in selling and marketing expenses.

The recoverable amount of the VOB/ISP CGU as of December 31, 2015 was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations, which was NIS 250 million. The value in use calculations use pre-tax cash flow projections covering a five-year period and using extrapolation with specific adjustments expected until 2027, which is the economic life of the main asset of the CGU: the deferred expenses – Right of Use, and a pre-tax discount rate of 12.9%. The value-in-use calculations included all factors in real terms.

The impairment test was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods. See also Note 2(i) and Note 4(a)(3).

(ii)  The Group reviewed the recoverability of the ILD CGU in the fixed line segment and determined that no impairment exists as of December 31, 2015.

5A.1g     Agreement for the Upgrade of Our Existing Networks and the Deployment of Fourth Generation Network in Israel

On October 25, 2010, the Company signed an agreement with LM Ericsson Israel Ltd. (“Ericsson”) for the upgrade of its then existing networks and the deployment of a fourth generation network in Israel (the “Agreement”) for approximately U.S $100 million. The Agreement includes the upgrade, replacement and the expansion of certain parts of the Company’s existing cellular and fixed-line networks and the maintenance of its networks, including enhancement of the Company’s abilities with respect to the cellular and fixed-line ISP services it provides. The commercial operation of the fourth generation network by the Company is subject to the allocation of the relevant frequencies by the Ministry of Communications. The initial term of the all-inclusive agreement with Ericsson ended on December 31, 2014. Towards the end of the initial term, we began an examination process to determine the scope of the deliverables and services which have actually been provided by Ericsson under the agreement. We extended the initial period by an additional period of one year for the provision of support and maintenance services until the end of 2015 and again until the end of 2016. We have an option to extend the agreement by eight additional periods of one year each.

5A.1h     Bezeq Agreement

In April 2012, the Company entered into a five-year agreement with Bezeq, the Israel Telecommunication Corp., Ltd., effective as of January 1, 2012, for the supply of transmission services for use in Partner’s mobile network. According to the agreement, the minimum annual commitment was NIS 55 million for the year 2012 and will gradually increase to NIS 71 million for the year 2016 due to the increase in the scope of the capacity to be purchased in accordance with the layout agreed upon by the parties. The minimum commitment as of December 31, 2014 was NIS 140 million. The minimum commitment as of December 31, 2015 is NIS 71 million. Commencing April 2015, Hot Mobile undertakes its share in these expenses through PHI (the joint venture created with HOT Mobile pursuant to the network sharing agreement) according to the OPEX-CAPEX mechanism; see also Note 9 to the consolidated financial statements.

5A.1i      Significant regulatory developments

For information regarding developments which have had and may have a significant impact on our operating results, see “Item 3D.1 RISKS RELATING TO THE REGULATION OF OUR INDUSTRY” and “Item 4B.13 Regulation”.

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

The fixed-line business segment derives revenues from a number of services provided over fixed-line networks including transmission services, international long distance services, PRI lines, VoB telephony services, SIP trunks for business sector customers and ISP services (including infrastructure and access services).

Cellular equipment revenues are derived from sales of cellular handsets, tablets (including WI-FI- only tablets), laptops, datacards and modems, related communications equipment, car kits, accessories and spare parts. The Company also sells a variety of digital audio-visual equipment to cellular segment customers, including televisions, digital camera, games consoles, earphones and other similar devices.

Revenues from equipment and devices sales in the fixed line business segment are derived from sales of landline phones, modems, domestic routers, servers, smartboxes and related equipment, WI-FI-only tablets and other telecommunications and audio-visual devices to fixed-line segment customers.

We recognize revenues from network services (e.g. cellular, fixed-line and ISP) at the time we provide the service to the subscriber. We recognize revenues from equipment only upon delivery and the transfer of ownership to the subscriber.

5A.1k     Cost of Revenues

The principal components of our cost of revenues are:

•	Transmission, communication and content providers

•	Cost of equipment and accessories

•	Depreciation and amortization (including impairment)

•	Wages, employee benefits expenses and car maintenance

•	Operating lease, rent and overhead expenses

•	Network and cable maintenance

•	Amortization of rights of use (including impairment)

•	Costs of handling, replacing or repairing equipment

•	Car kit installation, IT support, and general operating expenses

•	Internet infrastructure and service providers (“ISPs”)

5A.1l      Selling and Marketing Expenses

The principal components of our selling and marketing expenses are:

•	Wages,employee benefits expenses and car maintenance

•	Selling commissions, net

•	Depreciation and amortization(including impairment)

•	Advertising and marketing

•	Operating lease, rent and overhead expenses

5A.1m    General and Administrative Expenses

The principal components of our general and administrative expenses are:

•	Wages, employee benefits expenses and car maintenance

•	Bad debts and allowance for doubtful accounts

•	Professional fees

•	Credit card and other commissions

•	Depreciation

5A.1n     Income with Respect to the Settlement Agreement with Orange

Income with respect to the Settlement Agreement with Orange consists of recognized payments received by Partner thereunder (see Item "5A.1c Settlement Agreement with Orange Brand Services Ltd.").

5A.1o     Other Income, Net

The principal components of our other income, net, are:

•	Unwinding of trade receivables

•	Capital gain (loss) from sale of property and equipment

5A.1p     Finance Costs, Net

The principal components of our finance expenses are:

•	Interest expenses

•	Net foreign exchange rate losses

The principal components of our finance income are:

•	CPI linkage income

•	Fair value gain from derivative financials instruments, net

•	Interest income from cash equivalents

5A.1q     Key Cellular Business Indicators (Operating Data)

Our primary key cellular business indicators are described below. These indicators are widely used in the cellular telephone service industry to evaluate performance.

•	Number of subscribers

•	Average monthly revenue per subscriber (ARPU)

•	Churn rate

In previous years, the Company also considered Minutes of Use (MOU) to be a key cellular business indicator. However, in view of the continued increase in the proportion of cellular subscribers with bundled packages that include large or unlimited quantities of minutes, from 2014, the Company held that reporting MOU was no longer relevant to understanding the results of operation.

5A.1r     Critical Accounting Estimates and Judgments

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

5A.1r - i                      Critical accounting estimates and assumptions

(1)	Estimating service revenues earned but not yet billed

The Company recognizes service revenues based upon minutes, seconds and packages used, net of credits and adjustments for service discounts. Because the Company’s billing cycles use cut-off dates, which for the most part do not coincide with the Company’s reporting periods, the Company is required to make estimates for service revenues earned but not yet billed at the end of each reporting period. These estimates are based primarily upon actual unbilled usage of the Company’s network by the customers, and also on historical data and trends. Actual billing cycle results may differ from the results estimated at the end of each period depending on subscriber usage and rate plan mix.

(2)	Assessing the useful lives of assets

The useful economic lives of the Company’s assets are an estimate determined by management. The Group defines useful economic life of its assets in terms of the assets’ expected utility to the Group. This estimation is based on assumptions of future changes in technology or changes in the Group’s intended use of these assets, and experience of the Group with similar assets, and legal or contract periods where relevant. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at least annually. See also Note 2(e) and Note 2(f) to the consolidated financial statements. See also information with respect to the change in estimate of the useful life of the "012 Smile" trade name in (3) below.

(3)	Assessing the recoverable amount for impairment tests of assets with finite useful lives

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

In the fourth quarter of 2015, the Group decided to cease using the "012 Smile" trade name in 2017. This change in business induced the Group to determine that an indicator of impairment exists for the fixed-line segment. See Note 13(2) to the consolidated financial statements.

An Impairment test for the VOB/ISP CGU of the fixed line segment resulted in an impairment charge to certain assets in a total amount of NIS 98 million, based on the key assumptions described in Note 13(2) to the consolidated financial statements. The recoverable amount of the VOB/ISP CGU assets as of December 31, 2015 was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations, which was NIS 250 million. The value in use calculations use pre-tax cash flow projections covering a five-year period and using extrapolation with specific adjustments expected until 2027, which is the economic life of the main asset of the CGU: the deferred expenses – Right of Use, and a pre-tax discount rate of 12.9%. The value-in-use calculations included all factors in real terms. The value-in-use of the assets of the CGU was estimated to exceed the fair value less costs to sale.

As a result of the decision to cease the usage of the "012 Smile" trade name the Group revised its expected useful life to end in 2017 as a change in accounting estimate. As a result the amortization expenses of the trade name increased in 2015 by NIS 1 million, and are expected to increase in 2016 and 2017 by approximately NIS 16 million and NIS 6 million respectively.

Further increase in the level of competition that will continue to push downward prices may require the Group to perform further impairment tests of assets. Such impairment tests may lead to recording significant impairment charges, which could have a material negative impact on the Group's operating and net profit.

(4)	Assessing the recoverable amount of goodwill for impairment tests

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. The recoverable amount of the fixed line segment to which goodwill has been allocated to have been determined based on value-in-use calculations. For the purpose of the goodwill impairment tests as of December 31, 2013, 2014 and 2015 the recoverable amount was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rates do not exceed the long-term average growth rate of the fixed-line communications services business.

The key assumptions used in the December, 31, 2015 test were as follows:

Terminal growth rate	(negative 0.09%)
After-tax discount rate	10.3%
Pre-tax discount rate	13.4%

The impairment test as of December 31, 2015 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also Note 13 and Note 2(h) to the consolidated financial statements. No impairment charges were recognized in with respect to goodwill in 2013, 2014 and 2015.

Sensitivity Analysis:

The headroom of the fixed line segment fair value over the book value as of December 31, 2013, 2014 and 2015 was approximately 9.5%, 15% and 9% respectively. Sensitivity analysis was performed for the recoverable amount as of December 31, 2015 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 10.3% (9.3% to 11.3%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable minus 0.09% (minus 1.09% to 0.91%), assuming all other variables constant. Results showed that no impairment charge is required for both analyses. However, considering an extreme scenario whereby increasing the discount rate above 10.8% and simultaneously decreasing the permanent growth rate below minus 0.6% would indicate impairment.

(5)	Assessing allowance for doubtful accounts

The allowance is established when there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, or delinquency or default in debtor payments are considered indicators that a trade receivable is impaired. Individual receivables which are known to be uncollectable are written off by reducing the carrying amount directly. The other receivables are assessed collectively. For these receivables the allowance is determined based on percentage of doubtful debts in collection, considering the likelihood of recoverability based on the age of the balances, the historical write-off experience net of recoveries, changes in the credit worthiness, and collection trends. The trade receivables are periodically reviewed for impairment.

(6)	Considering uncertain tax positions

The assessment of amounts of current and deferred taxes requires the Group's management to take into consideration uncertainties that its tax position will be accepted and of incurring any additional tax expenses. This assessment is based on estimates and assumptions based on interpretation of tax laws and regulations, and the Group's past experience. It is possible that new information will become known in future periods that will cause the final tax outcome to be different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. See also Notes 2(q) and Note 25 to the consolidated financial statements.

5A.1r - ii                      Critical judgments in applying the Company’s accounting policies

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

(3)	Accounting treatment for the investment in PHIs

The Board of Directors of Net 4 P.H.I Ltd., consists of three directors nominated by the Company, three directors nominated by Hot Mobile and one independent director who will act as a chairman. Net 4 P.H.I Ltd. controls PHI. This governance provides that the Company does not control PHI nor does it have joint control over it, and the Company accounts for its investment in PHI according to the equity method, see also Note 2 (c) (2) and Note 9 to the consolidated financial statements.

5A.2         RESULTS OF CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2015 COMPARED TO THE YEAR ENDED DECEMBER 31, 2014

	New Israeli Shekels
	Year ended December 31, 2015
	In millions
	Cellular segment	Fixed-line segment		Elimination	Consolidated
Segment revenue - Services	2,275	717			2,992
Inter-segment revenue - Services	22	189		(211)
Segment revenue - Equipment	1,051	68			1,119
Total revenues	3,348	974		(211)	4,111

Segment cost of revenues - Services	1,856	736	*		2,592
Inter-segment cost of revenues- Services	187	24		(211)
Segment cost of revenues - Equipment	832	48			880
Cost of revenues	2,875	808		(211)	3,472
Gross profit	473	166			639

Operating expenses	506	134	*		640
Income with respect to settlement with Orange	61				61
Other income, net	44	3			47
Operating profit	72	35			107
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization including impairment charges	510	243			753
–Other	15	1			16
Adjusted EBITDA	597	279			876

Reconciliation of Adjusted EBITDA to profit before income tax
–Depreciation and amortization including impairment charges					753
–Finance costs, net					143
–Other					16
Profit (loss) before income tax					(36)

* Includes impairment charges in the fixed-line segment, see Note 13 to our consolidated financial statements.

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

Total revenues. In 2015, total revenues were NIS 4,111 million (US$ 1,054 million), a decrease of 7% from NIS 4,400 million in 2014.

Revenues from services. Service revenues in 2015 totaled NIS 2,992 million (US$ 767 million), a decrease of 12% from NIS 3,408 million in 2014.

Revenues from equipment. Equipment revenues in 2015 totaled NIS 1,119 million (US$ 287 million), an increase of 13% from NIS 992 million in 2014. The increase largely reflected higher average prices per device sold due to a change in product mix. (See also the comment regarding gross profit from equipment sales below).

Gross profit from service revenues. The gross profit from service revenues in 2015 was NIS 400 million (US$ 103 million), compared with NIS 753 million in 2014, a decrease of 47%. Gross profit from service revenues was negatively affected by expenses in the amount of NIS 88 million (US$ 23 million) that were recorded following the impairment charge on the rights of use (NIS 76 million), on computers and information systems (NIS 7 million) and on the communication network (NIS 5 million). Excluding the impact of these impairment charges, gross profit from service revenues was NIS 488 million (US$ 125 million) in 2015, a decrease of 35% compared with 2014, largely reflecting the decrease in service revenues, partially offset by the decrease in the cost of service revenues. See also Note 22 to our consolidated financial statements.

Gross profit from equipment sales. Gross profit from equipment sales in 2015 was NIS 239 million (US$ 61 million), compared with NIS 228 million in 2014, an increase of 5%, mainly reflecting a change in product mix, with the Company devoting greater attention in 2015 on products with higher profit margins.

A significant majority of sales of equipment continue to be offered together with long term financing plans, whereby the customer pays for the equipment through monthly payments (generally over 12 to 36 months). However, we may, in the future, be required to restrict the use of long-term installment plans, due to their downward pressure on cash flow, which may reduce our sales and of equipment and the resulting profitability. See “Item 5B Liquidity and Capital Resources” and “Item 5D.2 Outlook”.

Operating expenses. Operating expenses (selling, marketing, general and administrative expenses) totaled NIS 640 million (US$ 164 million) in 2015, an increase of 1% from 2014. Operating expenses included expenses in the amount of NIS 10 million (US$ 3 million) that were recorded following the impairment charge on customer relationships (NIS 8 million) and on the trade name (NIS 2 million). Excluding the impact of these impairment charges, selling, marketing, general and administration expenses were NIS 630 million (US$ 161 million) in 2015, no significant change compared to NIS 631 million in 2014.  Within the total, increases in salaries and related workforce expenses and bad debts and allowance for doubtful accounts expenses were offset by decreases in advertising and marketing expenses, in selling commissions, net, and in other expenses. See also Note 22 to our consolidated financial statements.

Total operating expenses. Total operating expenses (“Opex”, including cost of service revenues (NIS 2,592 million in 2015) and selling, marketing and administrative expenses (NIS 640 million in 2015), and excluding depreciation, amortization and impairment expenses (NIS 769 million in 2015); this measure is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies) totaled NIS 2,463 million (US$ 631 million) in 2015, a decrease of 5% or NIS 127 million from 2014, largely a result of a decrease in expenses related to payments to transmission, communication and content providers and the impact of efficiency measures, including the reduction in the Company workforce by approximately 15% on an average basis (average of workforce at beginning and end of year). This included the impact of a retirement plan during 2015, as a result of which the Company recorded onetime expenses of approximately NIS 35 million in the third quarter of 2015, which were partially offset by a resulting reduction in salaries and related expenses in 2015.

Including depreciation, amortization and impairment expenses, Opex in 2015 decreased by 2% compared with 2014. See also Note 22 to our consolidated financial statements.

Income with respect to settlement with Orange. In 2015, the Company recorded income with respect to the settlement agreement of the Orange brand agreement in an amount of NIS 61 million. See also "Item 5A.1c Settlement Agreement with Orange Brand Services Ltd.” above and Note 18 to our consolidated financial statements.

Other income, net. Other income, net, totaled NIS 47 million (US$ 12 million) in 2015, compared to NIS 50 million in 2014, a decrease of 6%, mainly reflecting a decrease in income  from the unwinding of trade receiveables. See also Note 23 to our consolidated financial statements.

Operating profit. Reported operating profit for 2015 was NIS 107 million (US$ 27 million), a decrease of 73% compared with operating profit of NIS 400 million in 2014.  Operating profit for 2015 before the total impact of the impairment charges described above in the amount of NIS 98 million, was NIS 205 million (US$ 53 million), a decrease of 49% compared with operating profit of NIS 400 million in 2014.

Finance costs, net. Finance costs, net in 2015 were NIS 143 million (US$ 37 million), a decrease of 10% compared with NIS 159 million in 2014. The decrease was mainly due to lower losses from foreign exchange movements in 2015 compared with foreign exchange gains in 2014. See also “Item 5B Liquidity and Capital Resources.”

Profit (loss) before income tax. Loss before income taxes for 2015 was NIS 36 million (US$ 9 million), compared with profit before income tax of NIS 241 million in 2014.  Before the total impact of the impairment charges described above in the amount of NIS 98 million, profit before income tax was NIS 62 million (US$ 16 million) in 2015, a decrease of 74% from 2014.

Income taxes on profit. Income taxes on loss for 2015 were NIS 4 million (US$ 1 million), compared to NIS 79 million in 2014.

In 2016, the Israeli corporate tax rate is expected to decrease from 26.5% in 2015 to 25%. However, the Company’s effective tax rate is expected to be slightly higher mainly due to nondeductible expenses.

See also Note 25 to our consolidated financial statements.

Profit (Loss). Reported loss in 2015 was NIS 40 million (US$ 10 million), a decrease of NIS 202 million compared with profit of NIS 162 million in 2014. Profit before the impact of the impairment in the amount of NIS 72 million (after income tax), was NIS 32 million (US$ 8 million) in 2015, a decrease of 80% from NIS 162 million in 2014.  Based on the weighted average number of shares outstanding during 2015, basic loss per share or ADS, was NIS 0.26 (US$ 0.06), compared to basic earnings per share of NIS 1.04 in 2014.

For information regarding potential downward impacts on profits in 2016, see “Item 5D.2 Outlook.”

Adjusted EBITDA. Adjusted EBITDA in 2015 totaled NIS 876 million (US$ 225 million), a decrease of 20% from NIS 1,096 million in 2014. As a percentage of total revenues, Adjusted EBITDA in 2015 was 21%, compared with 25% in 2014.

Adjusted EBITDA as reviewed by the Chief Operating Decision Maker (“CODM”), represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and amortization of share based compensation) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. We use the term “Adjusted EBITDA” to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share-based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods.

5A.2a     Cellular Services Segment

The impairment charge on fixed-line assets in 2015 did not have any impact on the results for the cellular services segment.

Total revenues. Total revenues for the cellular segment in 2015 were NIS 3,348 million (US$ 858 million), a decrease of 6% from NIS 3,556 million in 2014.

Revenues from services. Service revenues for the cellular segment in 2015 totaled NIS 2,297 million (US$ 589 million), a decrease of 12% from NIS 2,618 million in 2014. The decrease was mainly a result of the continued downward pressures on the prices of post-paid and pre-paid cellular services as a result of the unrelenting competition in the cellular market. As an illustration of the level and increase in competition in the cellular market, approximately 2.5 million cellular subscribers switched operators within the Israeli market (with number porting) in 2015, largely unchanged from the number of switchers in 2014, compared with approximately 1.8 million in 2013.

Significant price erosion continued to be caused by the amount of cellular subscribers who moved between different rateplans or airtime packages (generally with a lower monthly fee) within the Company. As in 2014, in 2015 subscribers switched rateplans or packages over one million times (including subscribers who switched more than once) within the Company, signifying a significant increase in the number of switches compared with 2013.

The decrease in service revenues from our subscribers was partially offset by an increase in revenues from wholesale services provided to other operators hosted on the Company’s network, particularly as a result of the Right of Use agreement with Hot Mobile. See Item 5A.1e Right of Use Agreement with HOT Mobile.”

Pre-paid cellular subscribers contributed service revenues in a total amount of approximately NIS 230 million (US$ 59 million) in 2015, a decrease of 23% from approximately NIS 300 million in 2014, as a result of the price erosion in pre-paid services and the decrease in the number of pre-paid subscribers, which was largely attributed to pre-paid subscribers moving to post-paid subscriber packages as a result of the significant price erosion (and hence increasing attractiveness) in these products.

Revenues from equipment. Revenues from equipment sales for the cellular segment (including cellular handsets, WI-FI-only tablets, 3G/LTE tablets, laptops, datacards and modems, related equipment, car kits and accessories, and digital audio visual equipment) in 2015 totaled NIS 1,051 million (US$ 269 million), increasing by 12% from NIS 938 million in 2014. The increase largely reflected higher average prices per device sold due to a change in product mix (see also the comment regarding gross profit from equipment sales below). As in 2014, a significant majority of sales of equipment in 2015 were offered together with long term financing plans, whereby the customer pays for the equipment through monthly payments (generally over 12 to 36 months).

Gross profit from equipment sales. The gross profit from equipment sales for the cellular segment in 2015 was NIS 219 million (US$ 56 million), compared with NIS 211 million in 2014, an increase of 4%, mainly reflecting a change in product mix, with the Company devoting greater attention in 2015 on products with higher profit margins, as explained above. See also “Item 5D.2 Outlook”.

Cost of service revenues. The cost of service revenues for the cellular segment (excluding inter-segment costs) decreased by 5% from NIS 1,963 million in 2014 to NIS 1,856 million (US$ 476 million) in 2015. This decrease largely reflected decreases in expenses related to payments to communication and content providers  and salaries and related expenses, partially offset by increases in network and cable maintenance expenses. See also Note 22 to our consolidated financial statements.

Operating expenses. Operating expenses (selling, marketing, general and administration expenses) for the cellular segment in 2015 amounted to NIS 506 million (US$ 130 million), a decrease of 1% from NIS 509 million in 2014. The decrease mainly reflected decreases in advertising and marketing expenses and in selling commissions, net, partially offset by increases in bad debts and allowance for doubtful accounts expenses and in salaries and related expenses. See also Note 22 to our consolidated financial statements.

Total operating expenses. Total operating expenses for the cellular segment (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization expenses) totaled NIS 2,024 million (US$ 519 million) in 2015, a decrease of 4% or NIS 92 million from 2014. See also Note 22 to our consolidated financial statements. Including depreciation and amortization expenses, operating expenses also decreased by 4%.

Operating profit. Overall, operating profit for the cellular segment in 2015 was NIS 72 million (US$ 18 million), decreasing by 67% compared with NIS 221 million in 2014, largely reflecting the impact of the decrease in service revenues, partially offset by the reduction of total operating expenses and the increase in gross profits from equipment sales, as described above.

Adjusted EBITDA. Adjusted EBITDA for the cellular segment was NIS 597 million (US$ 153 million) in 2015, decreasing by 22% from NIS 762 million in 2014, for the same reasons as the decrease in operating profit. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2015 was 18%, compared with 21% in 2014.

5A.2b     Fixed-Line Services Segment

Total revenues. Total revenues in 2015 for the fixed-line segment were NIS 974 million (US$ 250 million), a decrease of 8% compared with NIS 1,058 million in 2014.

Revenues from services. Service revenues for the fixed-line segment totaled NIS 906 million (US$ 232 million) in 2015, a decrease of 10% compared with NIS 1,004 million in 2014. The decrease mainly reflected lower revenues from international calls and from local lines and ISP services. Our market share in the ISP segment continues to be eroded as a result of the strong competition in the market from both existing and new service providers.

Revenues from equipment. Revenues from equipment sales for the fixed-line segment in 2015 totaled NIS 68 million (US$ 17 million), an increase of 26% compared with NIS 54 million in 2014. The increase mainly reflected an increase in the sale of non-core fixed line equipment, including tablets, televisions, streamers and other audio visual devices, as well as in fixed line equipment for business customers.

Gross profit from equipment sales. The gross profit from equipment sales for the fixed-line segment in 2015 was NIS 20 million (US$ 5 million), compared with NIS 17 million in 2014, an increase of 18%,  reflecting the increase in sales, as described above.

Cost of service revenues. The cost of service revenues (excluding inter-segment costs) for the fixed-line segment increased by 6% from NIS 692 million in 2014, to NIS 736 million (US$ 189 million) in 2015. The cost of service revenues was negatively affected by expenses in the amount of NIS 88 million (US$ 23 million) that were recorded following the impairment charge on the rights of use (NIS 76 million), on computers and information systems (NIS 7 million) and on the communication network (NIS 5 million). Excluding the impact of these impairment charges, the cost of service revenues was NIS 648 million (US$ 166 million) in 2015, a decrease of 6% compared with 2014, largely reflecting decreases in expenses related to payments to communication providers and in salaries and related expenses, partially offset by increases in expenses related to payments to internet infrastructure and service providers. See also Note 22 to our consolidated financial statements.

Operating expenses. Operating expenses (selling, marketing, general and administration expenses) for the fixed-line segment in 2015 amounted to NIS 134 million (US$ 34 million), an increase of 10% from NIS 122 million in 2014. Operating expenses included expenses in the amount of NIS 10 million (US$ 3 million) that were recorded following the impairment charge on customer relationships (NIS 8 million) and on the trade name (NIS 2 million). Excluding the impact of these impairment charges, selling, marketing, general and administration expenses were NIS 124 million (US$ 32 million) in 2015, a slight increase of 2% from 2014. See also Note 22 to our consolidated financial statements.

Total operating expenses. Total operating expenses for the fixed-line segment (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization and impairment charges) totaled NIS 650 million (US$ 167 million) in 2015, a decrease of 6% or NIS 38 million from 2014. See also Note 22 to our consolidated financial statements. Including depreciation, amortization and impairment expenses, operating expenses increased by 6%.

Operating profit. Operating profit for the fixed-line segment was NIS 35 million (US$ 9 million) in 2015, a decrease of 80% compared to NIS 179 million in 2014. Operating profit for 2015 before the total impact of the impairment charges described above in the amount of NIS 98 million, was NIS 133 million (US$ 34 million), a decrease of 26% compared with 2014, reflecting the impact of the decrease in service revenues, partially offset by the reduction in total operating expenses and the increase in gross profit from equipment sales, explained above.

Adjusted EBITDA. Adjusted EBITDA for the fixed-line segment decreased by 16% from NIS 334 million in 2014 to NIS 279 million (US$ 72 million) in 2015, for the same reasons as the decrease in operating profit. As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed-line segment in 2015 was 29%, compared with 32% in 2014.

5A.3         RESULTS OF CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2014, COMPARED TO THE YEAR ENDED DECEMBER 31, 2013

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

Total Revenues. Total revenues in 2014 were NIS 4,400 million, a decrease of 3% from NIS 4,519 million in 2013.

Revenues from services. Annual service revenues totaled NIS 3,408 million in 2014, decreasing by 10% from NIS 3,784 million in 2013.

Revenues from equipment. Equipment revenues in 2014 totaled NIS 992 million, an increase of 35% from NIS 735 million in 2013. The increase reflected both an increase in the number of devices sold (largely explained by a significant increase in the sales of tablets and by the launch during 2014 of sales of a variety of digital audio-visual equipment including televisions, digital camera, games consoles and related equipment) and in the average price per device sold due to the change in product mix. (See also the comment regarding Gross profit from equipment sales below.)

Gross profit from service revenues. The gross profit from service revenues in 2014 was NIS 753 million, compared with NIS 967 million in 2013, a decrease of 22% (see Note 22 to our consolidated financial statements for a breakdown of cost of revenues expenses).

Gross profit from equipment sales. The gross profit from equipment sales in 2014 was NIS 228 million, compared with NIS 42 million in 2013, an increase of 443%, reflecting both the relatively high profit margins of sales of devices other than cellular handsets, and the increase in the number of devices sold, as explained above.

A significant majority of sales of equipment were offered together with long term financing plans, whereby the customer pays for the equipment through monthly payments (generally over 12 to 36 months).

Operating expenses. Operating expenses (selling, marketing, general and administrative expenses) totaled NIS 631 million in 2014, a decrease of 7% from 2013, the decrease largely a result of a decrease in payroll and related expenses, and in bad debt and allowance for doubtful account expenses (see Note 22 to our consolidated financial statements for a breakdown of cost of selling and marketing expenses, and of general and administrative expenses).

Total operating expenses. Total operating expenses (“Opex”, including cost of service revenues (NIS 2,655 million in 2014), selling, marketing and administrative expenses (NIS 631 million in 2014) and excluding depreciation and amortization expenses (NIS 696 million in 2014); this measure is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies) totaled NIS 2,590 million in 2014, a decrease of 7% or NIS 201 million from 2013, largely a result of a decrease in payments to transmission, communication and content providers and the impact of efficiency measures undertaken, including the reduction in the Company workforce by approximately 20% on an average basis (average of workforce at beginning and end of year). Including depreciation and amortization expenses, Opex in 2014 decreased by 6% compared with 2013.

Operating profit. Operating profit for 2014 was NIS 400 million, a decrease of 2% compared with NIS 409 million in 2013.

Finance costs, net. Finance costs, net in 2014 were NIS 159 million, a decrease of 25%, compared with NIS 211 million in 2013. The decrease was mainly due both to a decrease in interest expenses resulting from the lower level of average debt, as well as lower CPI linkage expenses as a result of a decrease of 0.1% in the CPI level in 2014 compared with an increase of 1.9% in 2013. These effects were partially offset by the impact of losses from foreign exchange movements in 2014 compared with foreign exchange gains in 2013.

Profit before income tax. Profit before income taxes for 2014 was NIS 241 million, an increase of 22% from NIS 198 million in 2013.

Income taxes on profit. Income taxes on profit for 2014 were NIS 79 million, an increase of 25% from NIS 63 million in 2013.

The effective tax rate for 2014 was 33%, compared with 32% in 2013. The increase in the effective tax rate was mainly due to the increase in the statutory rate of corporate tax from 25% in 2013 to 26.5% in 2014.

Profit. Profit for 2014 was NIS 162 million, an increase of 20% compared with a profit of NIS 135 million in 2013. Based on the weighted average number of shares outstanding during 2014, basic earnings per share or ADS, was NIS 1.04, an increase of 20% compared to NIS 0.87 in 2013.

Adjusted EBITDA. Adjusted EBITDA in totaled NIS 1,096 million, a decrease of 2% from NIS 1,114 million in 2013. As a percentage of total revenues, Adjusted EBITDA in 2014 was 25%, unchanged from 2013.

Adjusted EBITDA as reviewed by the Chief Operating Decision Maker (“CODM”), represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and amortization of share based compensation) and impairment charges, as a measure of  operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. We use the term “Adjusted EBITDA” to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share-based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods.

5A.3a     Cellular Services Segment

Total revenues. Total revenues for the cellular segment in 2014 were NIS 3,556 million, a decrease of 1% from NIS 3,610 million in 2013.

Revenues from services. Service revenues for the cellular segment in 2014 were NIS 2,618 million, decreasing by 10% from NIS 2,907 million in 2013. The decrease was mainly a result of the price erosion of post-paid and pre-paid cellular services, following increased competition mainly due to the activity of new competitors (new operators and MVNOs), who significantly lowered the price of cellular packages offering unlimited amounts of voice minutes and SMS to extremely low levels. As an illustration of the level and increase in competition in the cellular market, approximately 2.4 million cellular subscribers switched operators within the Israeli market (with number porting) in 2014, compared with approximately 1.8 million in 2013, an increase of over 30%.

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

Pre-paid cellular subscribers contributed service revenues in a total amount of approximately NIS 300 million in 2014, a decrease of 17% from approximately NIS 360 million in 2013, as a result of the price erosion in pre-paid services and the decrease in the number of pre-paid subscribers, which was largely attributed to the pre-paid subscribers moving to post-paid subscriber packages as a result of the significant price erosion (and hence increasing attractiveness) in these products, as well to increased competition for pre-paid subscribers.

Revenues from equipment. Revenues from equipment sales for the cellular segment (including cellular handsets, WI-FI-only tablets, 3G/LTE tablets, laptops, datacards and modems, related equipment, car kits and accessories, and digital audio-visual equipment) in 2014 totaled NIS 938 million, increasing by 33% from NIS 703 million in 2013. The increase reflected both an increase in the number of devices sold (largely explained by a significant increase in the sales of tablets and by the launch during 2014 of sales of a variety of digital audio visual equipment including televisions, digital camera, games consoles and related equipment) and in the average price per device sold due to the change in product mix. A significant majority of sales of equipment were offered together with long term financing plans, whereby the customer pays for the equipment through monthly payments (generally over 12 to 36 months).

Gross profit from equipment sales. The gross profit from equipment sales for the cellular segment in 2014 was NIS 211 million, compared with NIS 39 million in 2013, an increase of 441%, reflecting both the relatively high profit margins of sales of devices other than handsets and the increase in the number of devices sold, as explained above.

Cost of service revenues. The cost of service revenues (excluding inter-segment costs) decreased by 5% from NIS 2,070 million in 2013 to NIS 1,963 million in 2014. As explained above, this largely reflected decreases in expenses related to payments to transmission, communication and content providers (in part due to lower interconnect expenses following the reduction in the fixed line interconnect tariff by approximately 60% in December 2013) and a decrease in payroll and related expenses.

Operating expenses. Operating expenses (selling, marketing, general and administration expenses) for the cellular segment in 2014 amounted to NIS 509 million, decreasing by 6% from NIS 544 million in 2013. The decrease mainly reflected a decrease in payroll and related expenses, as well as decreases in bad debts and allowance for doubtful accounts expenses and marketing and advertising expenses, partially offset by higher selling commission, net, expenses, following the increase in the number of sales in 2014.

Total operating expenses. Total operating expenses for the cellular segment (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization expenses) totaled NIS 2,116 million in 2014, a decrease of 5% or NIS 123 million from 2013, largely reflecting a decrease in expenses related to payments to transmission, communication and content providers (in part due to lower interconnect expenses following the reduction in the fixed line interconnect tariff by approximately 60% in December 2013) and a decrease in payroll and related expenses. See also Note 22 to our consolidated financial statements. Including depreciation and amortization expenses, operating expenses also decreased by 5%.

Operating profit. Overall, operating profit for the cellular segment in 2014 was NIS 221 million, decreasing by 6% compared with NIS 234 million in 2013, largely reflecting the impact of the decrease in service revenues, partially offset by the increase in gross profits from equipment sales and the reduction of operating expenses, as described above.

Adjusted EBITDA. Adjusted EBITDA for the cellular segment was NIS 762 million in 2014, decreasing by 3% from NIS 784 million in 2013, for the same reasons as the decrease in operating profit. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2014 was 21%, compared with 22% in 2013.

5A.3b     Fixed-Line Services Segment

Total revenues. Total revenues in 2014 for the fixed-line segment were NIS 1,058 million, a decrease of 5% compared with NIS 1,117 million in 2013.

Revenues from services. Service revenues for the fixed-line segment totaled NIS 1,004 million in 2014, a decrease of 7% compared with NIS 1,085 million in 2013. The decrease mainly reflected price erosion in fixed-line services including local fixed-lines, international calls and internet services. The price erosion resulted from increased competition in the various fixed-line and ISP markets and the market for international calls. The decrease also reflected lower interconnect revenues following the reduction in the fixed line interconnect tariff by approximately 60% in December 2013.

Revenues from equipment. Revenues from equipment sales for the fixed-line segment in 2014 totaled NIS 54 million, an increase of 69% compared with NIS 32 million in 2013. The increase mainly reflected the launch of sales of tablets to fixed-line business segment customers in 2014.

Gross profit from equipment sales. The gross profit from equipment sales for the fixed-line segment in 2014 was NIS 17 million, compared with NIS 3 million in 2013, an increase of 467%, again mainly reflecting the launch of sales of tablets to fixed-line business segment customers in 2014.

Cost of service revenues. The cost of service revenues (excluding inter-segment costs) for the fixed-line segment decreased by 7% from NIS 747 million in 2013, to NIS 692 million in 2014. The decrease mainly reflected a decrease in expenses related to payments to transmission, communication and content providers (in part due to lower interconnect expenses following the reduction in the fixed line interconnect tariff by approximately 60% in December 2013), a decrease in payroll and related expenses, and a decrease in expenses related to payments to internet infrastructure and service providers (ISP).

Operating expenses. Operating expenses (selling, marketing, general and administration expenses) for the fixed-line segment in 2014 amounted to NIS 122 million, a decrease of 10% from NIS 135 million in 2013. The decrease mainly reflected a decrease in payroll and related expenses, as well as a decrease in bad debts and allowance for doubtful accounts expenses for the fixed-line segment.

Total operating expenses. Total operating expenses for the fixed-line segment (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization and impairment charges) totaled NIS 688 million in 2014, a decrease of 9% or NIS 72 million from 2013. The decrease mainly reflected a decrease in expenses related to payments to transmission, communication and content providers (in part due to lower interconnect expenses following the reduction in the fixed line interconnect tariff by approximately 60% in December 2013), a decrease in payroll and related expenses, and a decrease in expenses related to payments to internet infrastructure and service providers.

Operating profit. Operating profit for the fixed-line segment was NIS 179 million in 2014, an increase of 2% compared to NIS 175 million in 2013. The increase in operating profit reflected the impact of the reduction in operating expenses and the increase in gross profit from equipment sales, which more than offset the decrease in service revenues.

Adjusted EBITDA. Adjusted EBITDA for the fixed-line segment increased by 1% from NIS 330 million in 2013 to NIS 334 million in 2014, for the same reasons as the increase in operating profit. As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed-line segment in 2014 was 32%, compared with 30% in 2013.

5A.4         SEASONALITY

Our service revenues and profitability show some seasonal trends over the year, resulting mainly from revenues from roaming services which tend to increase during Jewish holiday periods (generally in the second and fourth quarters) and during the summer months.

Whilst most of our post-paid cellular tariff plans for private customers are bundles including unlimited amounts of call minutes and SMS, for other cellular subscribers in plans which charge according to usage, airtime minutes and consequently airtime revenues are affected by the number of monthly work days and daylight hours in the day, which varies throughout the year. In addition, airtime revenues for such subscribers are lower in February, which is a shorter than average month. However, due to the increased penetration of bundled plans which offer unlimited or fixed amounts of airtime and SMS usage, the impact of such effects has significantly decreased over the last two years.  There is no assurance that these trends will continue in the future.

	Three months ended
NIS in millions	March 31	June 30	Sept. 30	Dec. 31
	(Unaudited)
Service Revenues

2013	961	950	951	922
2014	876	862	862	808
2015	759	757	760	716

5A.5         IMPACT OF EXCHANGE RATE FLUCTUATIONS AND INFLATION

Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, in recent years, approximately between one fifth and one third of our operating expenses (excluding depreciation), including a substantial majority of our handset purchases, were linked to non-NIS currencies, mainly the US dollar. These expenses related principally to the acquisition of handsets, where the price paid by us is based mainly on US dollars. In addition, a substantial amount of our capital expenditures (including with respect to our networks) are incurred in, or linked to, non-NIS currencies, mainly the US dollar. See “ITEM 11 Quantitative And Qualitative Disclosures About Market Risk”.

Our Notes payable series B, C and our borrowings in a total principal amount of NIS 1,014 million as of December 31, 2015, are currently in NIS and are linked to the CPI. If the CPI increases, we may not be permitted to raise our tariffs in a manner that would fully compensate for any increase in our finance expenses. In 2015, the CPI decreased 0.9%, incurring income of NIS 9 million in our finance costs, net, compared to a CPI decrease of 0.1% in 2014, which incurred finance expenses of NIS 3 million. The CPI for each month is published on the 15th day of the following month; references above to the annual change in CPI for a given year is the change from the CPI published on the 15th day of December of the preceding year to the CPI published on the 15th day of December of the relevant year, which for the purposes of this annual report, covers the twelve months beginning January 1 through December 31 of the relevant year.

5B.          Liquidity and Capital Resources

The discussion below first describes our financial indebtedness (Notes payable, long-term borrowings and total financial debt) and capital expenditures, then our dividend payments, and finally our main sources of liquidity.

5B.1         NOTES PAYABLE

The notes payable are unsecured non-convertible and listed for trade on the TASE.

The notes payable have been rated ilA+, on a local scale, by Standard & Poor’s Maalot.

Members of our Board of Directors and senior management may have purchased a portion of the various Series Notes through stock exchange transactions.

The table below sets forth the composition and terms of the notes payable issued by the Company and outstanding at December 31, 2015:

	Linkage terms (principal and interest)	Annual interest rate	Interest payment terms	Original issuance date
Notes payable series B	CPI	3.4% CPI adj.	Semi-annual	November 2009
Notes payable series C	CPI	3.35% CPI adj.	Semi-annual	April 2010
Notes payable series D		‘Makam’(*) plus 1.2%	Quarterly	April 2010
Notes payable series E		5.5% fixed	Semi-annual	April 2010

(*) ‘Makam’ is a variable interest that is based on the yield of 12 month government bonds issued by the government of Israel. The interest is updated on a quarterly basis. The interest rates paid (in annual terms, and including the additional interest of 1.2%) during 2015 are set forth in the table below:

Period	Interest rate
October 1, 2015 to December 30, 2015	1.27%
July 1, 2015 to September 30, 2015	1.34%
March 31, 2015 to June 30, 2015	1.28%
December 31, 2014 to March 30, 2015	1.46%

The table below sets forth the payments of principal to be made on our notes payable at December 31, 2015 (for payments including interest payments. See "Item 5F Aggregate Contractual Obligations”):

	2016	2017	2018	2019 to 2020	2021 to 2023	Total undiscounted	Less offering expenses and discounts	Total discounted
	New Israeli Shekels in millions
Notes payable series B (*)	121					121	**	121
Notes payable series C (*)	232	232	232			696	(1)	695
Notes payable series D		109	109	218	110	546	(3)	543
Notes payable series E	187	187				374	(3)	371
	540	528	341	218	110	1,737	(7)	1,730

(*) Linked to the CPI as of December 31, 2015.
(**) Representing an amount of less than NIS 1 million.

5B.2        Long-Term Borrowings

The Company has received loans from leading Israeli commercial banks and other institutions. The Company may, at its discretion prepay the loans, subject to certain conditions, including that the Company shall reimburse the lenders for losses sustained by the lenders as a result of the prepayment. The reimbursement is mainly based on the difference between the interest rate that the Company would otherwise pay and the current market interest rate on the prepayment date.

The Israeli Prime interest rate is determined by the Bank of Israel and updated on a monthly basis. The Israeli Prime interest rate as of December 31, 2014 and 2015 was 1.75% and 1.60% per year, respectively.

Borrowings as of December 31, 2015 are set forth below:

	Linkage terms (principal and interest)	Annual interest rate	Interest payment terms	Original reception date

Borrowing C		5.7% fixed	Annual	June 2010
Borrowing D		5.7% fixed	Annual	June 2010
Borrowing E		Prime minus 0.025%	Quarterly	May 2011
Borrowing F	CPI	3.42% CPI adj.	Quarterly	April 2011
Borrowing G		3.08% fixed	Quarterly	November 2014
Borrowing H		2.93% fixed	Quarterly	November 2014
Borrowing I		3.17% fixed	Quarterly	January 2015
Borrowing J		2.75% fixed	Quarterly	January 2015
Borrowing K		3.71% fixed	Quarterly	March 2015
Borrowing L		4.25% fixed	Semi-annual	March 2015
Borrowing M		3.884% fixed	Quarterly	July 2015

The table below sets forth the payments of principal to be made on our borrowings, as of December 31, 2015 (for payments including interest payments see Item “5F Aggregate Contractual Obligations”):

	2016	2017	2018	2019 to 2020	2021 to 2023	Total
	New Israeli Shekels in millions
Borrowing C			25	50		75
Borrowing D			25	50		75
Borrowing E				152		152
Borrowing F (*)				198		198
Borrowing G			20	40	40	100
Borrowing H			20	40	40	100
Borrowing I			30	80	10	120
Borrowing J	15	14	14	29	4	76
Borrowing K			22	53		75
Borrowing L			33	67	100	200
Borrowing M		17	33	67	83	200
	15	31	222	826	277	1,371

(*) Linked to the CPI as of December 31, 2015

Principal prepayments made during 2015:

Borrowing A: In January, November and December 2015, the Company prepaid portions of  linked principal outstanding of the loan in the amounts of NIS 177 million, NIS 176 million and NIS 176 million, which were due originally in December 2016, December 2017 and December 2018, respectively, thus completing full and final repayment of Borrowing A.

The Company paid prepayment fees in 2014 and 2015 in a total amount of NIS 6 million and NIS 19 million, respectively. The fees were recorded in interest costs.

New borrowings received during 2015:

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

Borrowing K: On March 15, 2015, the Company received a long-term loan from a group of institutional corporations, in the principal amount of NIS 75 million for a period of 5 years, bearing fixed NIS interest. The principal is payable in 10 equal instalments, commencing in June 2018. The interest is payable on a quarterly basis.

Borrowing L: On March 31, 2015, the Company received a long-term loan from a group of institutional corporations, in the principal amount of NIS 200 million for a period of 8 years, bearing fixed NIS interest. The principal is payable in 12 equal instalments, commencing in March 2018. The interest is payable on a semi-annual basis.

Borrowing M: On July 1, 2015, the Company received a long-term loan from a group of institutional corporations, in the principal amount of NIS 200 million, bearing fixed NIS interest. The principal is payable in 24 equal quarterly payments, commencing in September 2017. The interest is payable on a quarterly basis.

Off balance sheet deferred loan commitments in favor of the Company:

On May 26, 2014, the Company engaged in a loan agreement with a group of institutional corporations (“Lenders”), according to which on December 28, 2016 the Lenders will provide the Company a loan in the principal amount of NIS 250 million. The loan will bear unlinked interest at the rate of 4.95% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2017.

On November 27, 2014, the Company engaged in a loan agreement with a group of institutional corporations (“Lenders”), according to which on December 26, 2017 the Lenders will provide the Company a loan in the principal amount of NIS 100 million. The loan will bear unlinked interest at the rate of 4.44% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2018.

On November 30, 2014, the Company engaged in a loan agreement with a group of institutional corporations (“Lenders”), according to which on December 26, 2017 the Lenders will provide the Company a loan in the principal amount of NIS 100 million. The loan will bear unlinked interest at the rate of 4.34% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2018.

All of the off-balance sheet deferred loan commitments include provisions which allow the lenders to not provide the loans should any of the events of default defined for our existing loans occur prior to the date for providing the deferred loans. These events of default include a material adverse change in the Company’s business and non-compliance with the financial covenants set forth below, as well as other customary terms. See “Item 3D.2b Our level of indebtedness could adversely affect our business, profits and liquidity. Furthermore, the continued decline in cash flow (excluding payments from Orange with respect to the Settlement Agreement) and difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness.”.

Financial covenants. The terms of borrowings require the Company to comply with financial covenants on a consolidated basis. The main provisions are the following two ratios:

(1)
The ratio of (a) the amount of all financial obligations of the Company including bank guarantees that the Company has undertaken (“Total Debt”) to (b) EBITDA less Capital Expenditures shall not exceed 6.5 (the ratio as of December 31, 2014 and 2015, was 5.1 and 5.5, respectively); and

(2)	The ratio of (a) Total Debt to (b) the EBITDA of the Company shall not exceed 4 (the ratio as of December 31, 2014 and 2015, was 3.1 and 3.8, respectively).

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

The covenants are measured every six months on an annualized basis of twelve months and are based on the financial results for the preceding period of twelve months. At December 31, 2014 and 2015, the Company was in compliance with all covenants stipulated for the years then ended, respectively.

The existing borrowing agreements allow the lenders to demand an immediate repayment of the loans in certain events (events of default), including, among others, a material adverse change in the Company’s business and non-compliance with the above mentioned financial covenants.

Negative pledge. The Company provided a negative pledge undertaking (i.e., not to pledge any of its assets to a third party), except for a number of exceptions that were agreed upon, including pledges (other than by way of floating charge) in favor of a third party over specific assets or rights of the Company securing obligations no greater than NIS 100 million in aggregate.

5B.3         TOTAL NET FINANCIAL DEBT

At December 31, 2015, total net financial debt (the sum total of current notes payable (NIS 554 million) and non-current borrowings and notes payable (NIS 2,547 million) less cash and cash equivalents (NIS 926 million)) amounted to NIS 2,175 million, compared to NIS 2,612 million (the sum total of current borrowings and notes payable (NIS 309 million) and non-current borrowings and notes payable (NIS 2,966 million) less cash and cash equivalents (NIS 663 million)) at December 31, 2014. The decrease in net financial debt compared with 2014 principally reflected the free cash flow (cash flows from operating activities before interest payments, net of cash flows used for investment activities, see reconciliation to cash flows below; free cash flow is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies) generated during 2015. The decrease in financial debt compared with 2014 also reflected prepayment of borrowings and the scheduled repayment of notes payable during 2015 which was partially offset by new borrowings received during 2015. See Note 15 to the consolidated financial statements (see also “Item 5B.2 Long-term Borrowings” above).

Reconciliation of cash flows to Free Cash Flow	Year ended December 31,
	2014	2015
	NIS in millions
Net cash provided by operating activities	951	922
Net cash used in investing activities	(431)	(356)

Free Cash Flow	520	566

At December 31, 2015, the current portion of our total financial debt (including future interest payments during 2016) amounted to NIS 659 million, as compared to NIS 419 million at December 31, 2014, and was composed of the amounts set forth in the table below. We intend to fund the repayment of the current portion of our Notes payable, borrowings and interest in 2016, through available cash or operational cash flow, new borrowings, issuance or sale of corporate notes, or a combination of one or more of these resources.

Current Portion Payable in 2016 as of December 31, 2015	NIS in millions

Principal on notes payable	540
Principal on borrowings	15

Accrued interest on notes payables	55
Accrued interest on long term borrowings	49
Total	659

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

Our capital expenditures represent additions to property and equipment and computer software. In the years ended December 31, 2013, 2014 and 2015, our capital expenditures amounted to approximately NIS 413 million, NIS 429 million and NIS 269 million, respectively, and were principally related to our cellular network.

At December 31, 2015, our capital expenditure commitments totaled NIS 11 million. For further information regarding our capital expenditure commitments at December 31, 2015, see “Item 5F Aggregate Contractual Obligations”.

Dividend payments. For the year ending December 31, 2015, the Company did not distribute any dividends.

5B.4         MAIN SOURCES OF LIQUIDITY

•	Cash on hand;

•	Operating cash flows, net of cash flow used for investing activities

•	Off balance sheet loan commitments.

Cash on hand. At December 31, 2015, we had NIS 926 million in cash on hand, compared to NIS 663 million at December 31, 2014.

Operating cash flows. Cash generated from operations decreased by 3% from NIS 951 million in 2014 to NIS 921 million (US$ 236 million) in 2015. The free cash flow for 2015 was NIS 566 million compared to NIS 520 million for 2014, representing an increase of 9% (free cash flow is calculated as cash flows from operating activities before interest payments, net of cash flows used for investment activities; free cash flow is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies). These increases were mainly explained by a decrease in operating working capital and a decrease in the level of investment in property and equipment (principally in our cellular network). Operating working capital declined by NIS 120 million in 2015 compared with an increase of NIS 46 million in 2014. The decline in working capital reflected the increase in deferred revenues due to payments of €90 million received from Orange Brand Services Ltd. ("Orange") during 2015 due to the settlement agreement of the Orange brand license agreement. This decline was partially offset with the continued expansion of trade receivables, which resulted from the sharp upturn during the last two years in equipment sales using long-term payment plans. By deferring the cash in-flow from sales, the long-term payment plans had a negative effect on cash flow, which more than offset the payments still being received from customers who purchased equipment in long term plans during previous periods.

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

Existing credit facilities. During 2015 and at December 31, 2015, we did not have any active credit facilities.

Off balance sheet loan commitments. In May 2014, the Company engaged in a loan agreement with a group of institutional corporations (“Lenders”), according to which on December 28, 2016, the Lenders will provide the Company a loan in the principal amount of NIS 250 million. The loan will bear unlinked interest at the rate of 4.95% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2017. On November 27, 2014, the Company engaged in a loan agreement with a group of institutional corporations (“Lenders”), according to which on December 26, 2017, the Lenders will provide the Company a loan in the principal amount of NIS 100 million. The loan will bear unlinked interest at the rate of 4.44% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2018. On November 30, 2014, the Company engaged in a loan agreement with a group of institutional corporations (“Lenders”), according to which on December 26, 2017 the Lenders will provide the Company a loan in the principal amount of NIS 100 million. The loan will bear unlinked interest at the rate of 4.34% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2018.

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

As noted in “Item 3D.1i Our mobile telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. Ensuring compliance with these obligations and restrictions may be outside our control, and may limit our ability to raise new equity capital.  If the obligations or restrictions are not respected by our shareholders, we could lose our license.”, if the Company decides to raise capital, it may face significant difficulty to do so since the current holdings of Israeli entities (as defined in the license) holdings are approximately 5% and any equity offering to the public or to the Company's employees and office holders will require an equivalent equity offering of shares to Israeli entities, in a manner in which the total Israeli entities founding shareholders' holdings will not be less than 5% of the total issued share capital. Since these Israeli entity shares require pre-approval of the MoC to determine that the receiving shareholder is eligible to be an Israeli entity, they are limited in their capability of transfer to another shareholder. The Company may need to grant a significant discount in an equity offering of these Israeli entity shares. If the Company would be required to raise capital and this issue would prevent it, there could be an adverse impact on our business (e.g. reduction in sales with long term credit arrangements and/or reduction in capital investments). See also “Item 5D.2 Outlook".

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

5D.2         OUTLOOK

In 2015, the intensity in competition in the Israeli telecommunications market remained strong and was reflected in further substantial price erosion in the market following the substantial price erosion already experienced in 2014, resulting in a further significant negative impact on the Company’s business results. As in 2014, in 2015, the Company experienced a material decrease in service revenues due to the continued price erosion, which is expected to continue in the coming quarters of 2016.

Depending on regulatory and other developments in the market, our operating results may continue to decline in 2016 and beyond, which may adversely affect our financial condition. See also “Item 3D.2a As a result of substantial and continuing changes in our regulatory and business environment, our operating results have decreased significantly in the past five years, with a loss recorded for 2015. Our operating results may continue to decline in 2016 and beyond, which may adversely affect our financial condition."

In order to mitigate the impact of the competition on the price erosion and decrease in service revenues, the Company continued to adjust its cost structure and to implement operational efficiency measures through 2015, which was reflected in a decrease in operating expenses (including cost of service revenues and selling, marketing and administrative expenses, and excluding depreciation, amortization expenses and impairment charges) of NIS 127 million in 2015 compared with 2014. Whilst the Company continues in its efforts to adjust its cost structure and implement further operational efficiency measures, the opportunities available to the Company to reduce operating expenses are diminishing, and therefore operating expenses may not decrease in 2016 as compared with 2015.

Regarding operating cash flows, the continuation of the trend of increasing trade receivables due to the increase in equipment sales through monthly installment plans is expected to continue in the coming quarters of 2016. Should equipment sales continue at the same level, and with the same financing terms as in 2015 throughout the coming year, trade receivables are expected to increase during the coming year. The negative effect on the cash flow is explained by the fact that payments to equipment vendors would be higher than the operating cash flow payments from customers who have purchased equipment through long term financing plans. In light of such plans’ net downward effect on current cash flow, as well as the Company’s need for cash to service substantial existing debt, we may be required to curtail the use of long-term financing plans to promote equipment sales, thereby limiting our ability to continue benefiting from one of the key current drivers of total Company profits. If, as a result, the level of equipment sales and profits decline, and there is a further decline in profits from telecommunications services, total Company profits will not reach the levels of profit before the impact of the impairment that was recorded for 2015.

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

5E.          Off-Balance Sheet Arrangements

As of December 31, 2015, the Company provided bank guarantees in a total amount of NIS 204 million. For further details see Note 17 (6) to the consolidated financial statements.

During 2014, the Company engaged in several future loan agreements with a group of institutional corporations according to which the lenders will provide the Company with loans in the amount of NIS 250 million on December 2016, and loans in the amount of NIS 200 million on December 2017. See “5B.2 Long-term Borrowings".

Other than the aforementioned guarantees and deferred loans, there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. See also “Item 5F Aggregate Contractual Obligations”.

5F.           Aggregate Contractual Obligations

Set forth below are our contractual obligations and other commercial commitments as of December 31, 2015:

	Payments due by period (NIS in millions)
Contractual Obligations	Total	2016	2017-2018	2019-2020	2021 and thereafter

Notes Series B*	125	125	-	-	-
Notes Series C*	742	255	487	-	-
Notes Series D*	574	7	231	225	111
Notes Series E*	405	208	197	-	-
Long term borrowings*	1,580	64	346	878	292

Operating Leases	918	223	282	181	232
Trade payables	715	715	-	-	-
Payables in respect of employees	61	61	-	-	-
Other payables	36	36	-	-	-
Contribution to defined benefit plan	11	11	-	-	-
Commitments to pay for inventory purchases	647	647	-	-	-
Commitments to pay for property, equipment purchases and software elements purchases (capital expenditures)	11	11	-	-	-
Commitments to pay for rights of use	303	51	99	102	51
Commitments to pay for transmission services (See Note 17(5) to the consolidated financial statements)	71	71	-	-	-

Total Contractual Cash Obligations	6,199	2,485	1,642	1,386	686

* The table above includes expected payments of interest on our long-term debt (borrowings and notes payable).

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.         Directors and Senior Management

6A.1         DIRECTORS

Below is a list of the directors of the Company as of the date of this annual report.

Name of Director	Age	Position

Adam Chesnoff*	50	Chairman of the Board of Directors
Elon Shalev*	64	Vice-Chairman of the Board of Directors
Dr. Michael J. Anghel (1)(2)(3)(4)	77	Director
Barry Ben Zeev (1)(2)(3)(4)	64	Director
Fred Gluckman*	45	Director
Barak Pridor*	50	Director
Osnat Ronen (5) (6)	53	Director
Yoav Rubinstein*	42	Director
Arieh Saban*	69	Director
Yehuda Saban**	36	Director
Arik Steinberg (1)(2)(4)	51	Director
Ori Yaron*	50	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	External Director under the Israeli Companies Law (See “Item 6C Board Practices”)

(4)	Independent Director under NASDAQ rules and under the Israeli Companies Law

(5)	Independent Director under NASDAQ rules

(6)	Appointed by the Israeli founding shareholders

* Nominated by S.B. Israel Telecom
** Nominated by the court appointed receiver with respect to most of Scailex's shares in the Company and reappointed by the Annual General Meeting of the Company on October 27, 2015.

Adam Chesnoff was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Chairman of the Board of Directors on November 20, 2013. Mr. Chesnoff serves as the President and Chief Operating Officer of Saban Capital Group, Inc., responsible for overseeing its investment and business activities, including private equity and public market investments. Mr. Chesnoff is a member of the Board of Directors of Univision Communications Inc., the largest Spanish-language media company in the United States; a member of the Board of Directors of Celestial Tiger Entertainment Ltd., an owner and operator of pay television channels across Asia. Mr. Chesnoff is also a member of the Board of Commissioners of MNC Ltd., an Indonesian media company. In addition, Mr. Chesnoff served as Vice-Chairman of the Board of Directors of ProSiebenSat.1 Media AG from 2003 until 2007. From 2005 to 2010, Mr. Chesnoff served on the Board of Directors of Bezeq Israel Telecommunication Company Ltd. Mr. Chesnoff holds a B.A in economics and management from Tel-Aviv University and an M.B.A from UCLA’s Anderson School of Business.

Elon Shalev was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Vice Chairman of the Board of Directors on November 20, 2013. Mr. Shalev serves as  a senior advisor to Saban Capital Group, Inc. Mr. Shalev was the founder of Channel 2 news and from 1993 to1995 served as its Chief Executive Officer. From 1996-1999, he served as Editor in Chief of “Yediot Aharonot”, and from 2000-2001 he served as Executive Vice President of Discount Investment Corporation Ltd. of the IDB Group. Mr. Shalev was the co-founder of SHL Telemedicine Ltd. and still serves as a director in the company. Mr. Shalev served in the past on the Board of Directors of Bezeq Israel Telecommunication Company Ltd., DBS Satellite Services (1998) Ltd. (Yes) and Bezeq International Company Ltd. Mr. Shalev holds a B.A. degree in political science from Tel Aviv University.

Dr. Michael J. Anghel was appointed to the Board of Directors of Partner in March 2006. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom. In 1999 he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank. He has been involved in various technology enterprises and has served on the Board of Directors of various major Israeli corporations and financial institutions including Elron, Elbit, Nice, Gilat, American Israeli Paper Mills, Maalot (the Israeli affiliate of Standard and Poor’s) and Hapoalim Capital Markets. He currently serves on the Board of Directors of Syneron Medical Ltd., Evogene Ltd., Dan Hotels Ltd, Orbotech Ltd., BiolineRx Ltd. and the Strauss-Group Ltd. Until recently he was the Chairman of the Center for Educational Technology. Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. in economics from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. in finance both from Columbia University in New York.

Barry Ben Zeev (Woolfson) was appointed to the Board of Directors of Partner in October 2009. He has been providing strategic business consulting services since 2009. Mr. Ben Zeev served as the Deputy-Chief Executive Officer & Chief Financial Officer of Bank Hapoalim in 2008. He joined the bank in 1976 and served in a variety of senior positions in the branch system and the international division including New York. Mr. Ben Zeev served in the following executive positions prior to becoming Deputy-Chief Executive Officer & Chief Financial Officer of Bank Hapoalim: Executive Vice President & Head of International Operations during the years 2001-2002, Deputy-Chief Executive Officer & Head of International Private Banking during the years 2002-2006, Chairman of Poalim Asset Management during the years 2001-2006, Chairman of Bank Hapoalim Switzerland during the years 2002-2006, Deputy Chairman of the Board of Directors of Signature Bank in New York during the years 2001-2002 and Deputy-Chief Executive Officer and Head of Client Asset Management during the years 2006-2007. Mr. Ben Zeev serves on the Board of Directors of the following companies: Ellomay Capital Ltd., Poalim Asset Management UK Ltd., Ben Zeev (Woolfson) Consultants Ltd., Hiron-Commerce Investments & Mivnei Ta’asiya Ltd., Kali Pension Administration Management Ltd., Altshuler Shaham Insurance Company Ltd. and Altshuler Shaham Provident and Pension Ltd. He also served as a member of the Board of Directors of the Tel Aviv Stock Exchange during the years 2006-2007. Mr. Ben Zeev holds a B.A. in economics and an M.B.A both from Tel-Aviv University.

Fred Gluckman was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Gluckman serves as the Chief Financial Officer and executive vice president of Saban Capital Group, Inc. (“SCG”). In this position, Mr. Gluckman is responsible for all financial, accounting, tax, HR and IT functions of the firm, and has been an active member of the firm’s investment team since joining the firm in 2003. Mr. Gluckman is a member of the Board of Directors of Celestial Tiger Entertainment and serves on its Audit Committee. Mr. Gluckman’s experience, prior to joining SCG, includes international and domestic advisory work in the London and Southern California practices of Deloitte. Mr. Gluckman is actively engaged in the community, serving on multiple boards of national and local charitable organizations including on the national executive committee of the Friends of the IDF. Mr. Gluckman is a CPA and holds a B.S. in economics from Wharton Business School and studied at the Hebrew University in Jerusalem.

Barak Pridor was appointed to the Board of Directors of Partner in February 2016. Mr. Pridor served from 2000 until 2011 as CEO of ClearForest, a software startup that was acquired by Thomson Reuters in 2007. Following the acquisition, Mr. Pridor continued to serve as CEO of ClearForest as well as an Executive Vice President at Thomson Reuters until 2011.  Mr. Pridor serves as Chairman of the Board of Directors of Applicaster Ltd. from 2015 and as a director on the Board of Directors of Leadspace Ltd. from 2013, and of Sosa Tlv Ltd. from 2013. Mr. Pridor holds a B.Sc. in Mathematics and Computer Science from Tel Aviv University and a M.B.A. from INSEAD Business School.

Ms. Osnat Ronen was appointed to the Board of Directors of Partner in December  2009. Ms. Ronen founded FireWind 01 GP in 2015 and has since served as its general partner.  Ms. Ronen has also served as an advisor to Liquidnet, Inc. from 2013 to 2015.  She previously served as a General Partner of Viola Private Equity from 2008 until 2013. From 1994 to 2007, Ms. Ronen served in various positions at Bank Leumi Le Israel BM, including as the Deputy Chief Executive Officer of Leumi Partners Ltd. from 2001 to 2007 and as Deputy Head of the Subsidiaries Division of the Leumi Group from 1999 to 2001. Between 2004 and 2007, Ms. Ronen also led the strategic planning, deployment and execution of the Bachar Reform, one of Israel’s largest financial reforms, at Leumi Group. As part of the implementation, Ms. Ronen managed the sale of Leumi’s holdings in mutual, provident and training funds. Ms. Ronen currently serves on the Board of Directors of Mizrahi-Tefahot Bank Ltd., Fox-Wizel Ltd. and Perion Network Ltd. She also volunteers as a director of the College for Management (Michlala Le-Minhal) and Yissum Research Development Company of the Hebrew University of Jerusalem.   Ms. Ronen served on the Board of Directors of several portfolio companies of Viola including: Amiad Water Systems Ltd., Orad Hi-tech Ltd., Aeronautics Ltd., Degania Medical Ltd., and Matomy Media Group Ltd. Ms. Ronen holds a B.Sc. in mathematics and computer science from Tel Aviv University and an M.B.A. from the Recanati School of Business Administration at Tel Aviv University.

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

Yehuda Saban was appointed to the Board of Directors of Partner effective as of April 29, 2015. Mr. Saban served between 2011- mid 2015 as Vice President Economics & Regulation and FLNG (Floating Liquefied Natural Gas) manager at Delek Drilling & Avner oil exploration. Previously, Mr. Saban served over 6 years in various capacities with the budget department of the Ministry of Finance as Manager of the Telecommunications and Tourism Unit, Manager of the Budget and Macroeconomics unit and as an economist in the Energy unit. During those years, Mr. Saban was also an active partner in a number of committees and authorities in the energy, telecommunications and infrastructure fields. Mr. Saban holds a B.A. in Economics & Business Management (graduated with honors) and an M.B.A specializing in Financing, both from the Hebrew University in Jerusalem.

Arik (Arie) Steinberg was appointed to the Board of Directors of Partner in January 2012. Mr. Steinberg served from 2006-2010 as Chairman of the Board of Directors of Psagot Investment House, Ltd., as well as other companies in the Psagot Group, leading and overseeing the business strategies of the Psagot Group. Mr. Steinberg served as Chairman on behalf of York Capital. In addition, he served on the Board of Directors of the Tel-Aviv Stock Exchange. Mr. Steinberg also served between 1999-2003 as Chief Executive Officer of Ilanot Batucha Investment House from the IDB Group, as well as a director of Maalot (the Israeli affiliate of Standard and Poor’s).Prior to that, Mr. Steinberg served as Managing Director of Etgar- Portfolio Management Trust Co. owned by Bank Mizrahi. He also served on the Advisory Boards of Mobileye Technologies and Novotrans Group SA. Mr. Steinberg serves on the Board of Directors of Leumi Partners Ltd. Mr. Steinberg studied economics at Tel-Aviv University.

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

6A.2              SENIOR MANAGEMENT

Below is a list of the Senior Management of the Company as of the date of this annual report:

Name of Officer	Age	Position

Isaac Benbenisti	51	Chief Executive Officer
Yuval Keinan	41	Deputy Chief Executive Officer
Ziv Leitman	57	Chief Financial Officer
Nomi Sandhaus	58	Vice President, Chief Legal Counsel and Corporate Secretary
Einat Rom	50	Vice President, Human Resources & Administration
Ronit Rubin	51	Vice President, Business Customers Division
Zvika Shenfeld	43	Vice President, Private Customers Division
Atara Litvak Shacham	44	Vice President Marketing and Growth Engines Division
Liran Dan	37	Vice President Strategy and Business Development

Isaac Benbenisti was appointed as Chief Executive Officer effective July 1, 2015 after having served as the Deputy CEO of Partner from November 2014. Prior to joining the Company, Mr. Benbenisti served from 2007 until 2014, as the CEO of Bezeq International Ltd. From 2003 through 2006, Mr. Benbenisti served as a director and manager of the Personal Computer and Distribution Channels Division at Hewlett-Packard (HP). Prior to that, he held a variety of managerial positions, including as the CEO of CMS Compucenter Ltd. Mr. Benbenisti holds a B.A in economics and an M.B.A specializing in finance and marketing, both from the Hebrew University of Jerusalem.

Yuval Keinan was appointed as Deputy CEO effective January 1, 2016, after having served from 2008 until 2015 as the Vice President and CTO of Bezeq, the Israel Telecommunications Corp., Ltd. Prior to that, he served for three years as Vice President technology division, engineering & IT and CTO of  Bezeq International Ltd. Mr. Keinan holds a B.Sc. in computer science from Mercy College.

Ziv Leitman was appointed as Chief Financial Officer of Partner in August 2011. Prior to joining the Company, Mr. Leitman served from 2009 as the Deputy CEO and CFO of Paz Oil Company Ltd., the largest energy and convenience retailer company in Israel traded on the Tel Aviv stock exchange. Mr. Leitman served from 2002 until 2009 as Executive Vice President and CFO of Comverse Inc., global leading provider of systems to telecommunication companies. Previously he served as Executive Vice President and CFO of Discount Investments Corporation Ltd. and, Lucent Technology –EIS, Prior to this, Mr. Leitman served as CFO of Hogla-Kimberly Ltd. and Optrotech Ltd. Mr. Leitman is a CPA and holds a B.A in economics and accounting and an M.B.A in finance and information systems all from Tel Aviv University.

Nomi Sandhaus was appointed as Vice President, Legal Counsel, Regulatory Affairs and Corporate Secretary effective May 2015. Prior to joining the Company, Ms. Sandhaus served for five years as the chief legal advisor and Head of the Legal Division of Bank Leumi le-Israel B.M. Ms. Nomi Sandhaus had previously served for thirteen years in other senior positions in the bank’s legal division. Ms. Sandhaus holds an LL.B from Tel Aviv University.

Einat Rom, was appointed as Vice President of Human Resources effective November 1, 2012 after having served as Vice President of Private Customers Division since December 1, 2010. Prior to joining Partner, Mrs. Rom served as Vice President of Service in Better Place Company and prior to that, she served as Vice President of Private Division in Bezeq The Israel Telecommunication Corp. and as Vice President of Service in Pelephone Communications Ltd. Mrs. Rom holds a B.A in social science from Haifa University.

Ronit Rubin, was appointed as Vice President Business Customer Division in February 2015, after having served for five years since joining the Company in March 2010 as Vice President CIO of the IT Division. Prior to joining the Company, Ms. Rubin served from 2006 as the VP IT Division and Business Technologies of VISA CAL. From 1983-2006, she served in the Israeli Defense Forces and held various positions in the programming field, including commander of the computer unit of the Navy from 2004-2006. Ms. Rubin holds a B.A in economics and logistics from Bar Ilan University and an M.B.A from Ben- Gurion University.

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

Liran Dan was appointed as Vice President Strategy and Business Development in October 2015, after having served from 2012 until 2015 as the Director of the Public Diplomacy and Media at the Prime Minister’s office. Prior to that, he held a series of executive positions at Channel 2 News. In his last position, as the V.P. Digital Media, he established the digital desk of Channel 2 News. Mr. Dan holds an Executive MBA degree from Tel-Aviv University, and a BA in political science and history from Bar-Ilan University.

Appointments and Resignations

None of the above directors, except for Mr. Arieh Saban, who is the brother of Mr. Haim Saban, the owner and CEO of Saban Capital Group, has any family relationship with any other director or senior manager of the Company. None of the above members of senior management has any family relationship with any other director or senior manager of the Company.

On May 19, 2015, the Board of Directors announced the anticipated departure of Mr. Haim Romano and the appointment of Mr. Isaac Benbenisti as Chief Executive Officer effective July 1, 2015.

6B.          Compensation

The terms of employment of the CEO are approved by the compensation committee, the Board of Directors and the general meeting of shareholders (by a special majority) and must comply with the Company’s Compensation Policy for Office Holders (as this term is defined in Item 6C.10 below) (except for certain exceptions, as set by the Israeli Companies Law). The “special majority” requires the approval of a majority of the Company’s shareholders participating at the general meeting and voting on the matter and at least one of the following conditions: (i) such majority includes a majority of the votes cast by shareholders who are not controlling parties (as defined in the Israeli Companies Law) in the Company and who do not have a personal interest in the resolution, and who are present and voting (abstentions are disregarded), or (ii) the votes cast against the resolution by shareholders who are not controlling parties and who do not have a personal interest in the resolution, who are present and voting, constitute two percent or less of the outstanding voting power in the Company). The terms of employment of other senior management (Office Holders) are approved by the compensation committee and the Board of Directors, and must comply with the Company’s Compensation Policy (except for certain exceptions, as set by the Israeli Companies Law). See “Item 6C.6b Compensation Committee”. Senior management is generally appointed by the CEO with the approval of the Board of Directors for an indefinite term of office and may be removed by the CEO with the approval of the Board of Directors at any time.

Pursuant to the provisions of Amendment 20 to the Israeli Companies Law, we have adopted a compensation policy that sets forth the guidelines and framework for the mode of compensation of the Company’s Office Holders (the “Compensation Policy”). The Compensation Policy was approved by the Company’s shareholders at an extraordinary general meeting of shareholders held on October 17, 2013. The Compensation Policy sets forth the principles and procedures for determining Office Holders’ compensation, including ongoing remuneration, bonuses (including annual bonuses, multi-year bonuses, severance bonuses and special bonuses), equity compensation, indemnification, insurance and release. See Exhibit 15.(b).1.

According to the Compensation Policy, annual bonus payments for our senior management are determined with respect to a given year based on targets set for the Company as a whole, targets set for each of the Company divisions as well as on personal evaluations. The targets for the CEO and the senior management are set by the compensation committee and the Board of Directors generally in accordance with the overall Company objectives. Upon the approval of the Company’s annual results, bonus payments are determined based on the extent to which the Company and division targets have been met, as well as on the personal evaluation of each Office Holder at the discretion of the compensation committee and the Board of Directors, in light of the recommendations made by the Chairman of the Board of Directors with respect to the CEO, and, in light of recommendations made by the CEO, with respect to senior management reporting to the CEO.

Compensation for senior management may also be provided in the form of equity based compensation which includes stock options to purchase our ordinary shares and restricted shares. In 2015 options were granted to our senior management under the 2004 Equity Incentive Plan to purchase up to 2,888,754 of our ordinary shares at a weighted average exercise price of NIS 17.46 per option (after dividend adjustment and amendments to the exercise price) with some of the options vesting at the earliest in March 2016. These options will expire by March 2025. In addition, in 2015, 592,906 restricted shares were granted to our senior management under the 2004 Equity Incentive Plan, with some of the restricted shares vesting at the earliest in November 2016. For more information, see “Item 6E.2 Equity Incentive Plan”.

The aggregate compensation paid, and benefits in kind granted to or accrued on behalf of all our directors and senior management for their services in all capacities to the Company and its subsidiaries during the year ended December 31, 2015, was approximately NIS 27 million (US$ 7 million). This amount included approximately NIS 4 million (US$ 1 million) set aside or accrued to provide pension and retirement benefits on behalf of all our senior management during the year ended December 31, 2015.

CEO Compensation*

Mr. Isaac Benbenisti has served as the CEO of the Company since July 1, 2015. The terms of his employment were approved by the Compensation Committee, the Board of Directors and the general meeting of shareholders of the Company. Until December 1, 2015, the CEO was employed though an agreement with a private company, fully owned by him, for the provision of management services to the Company. Following a resolution of the compensation committee to make an immaterial change to the CEO's terms of employment, the CEO's employment format was changed to that of a company employee ("Employment Agreement"). The engagement in the Employment Agreement is for an unlimited time period with the right of each party to terminate upon 6 months prior written notice. In addition to the advance notice period, upon termination, the CEO will be entitled to a period during which he will receive a salary without being required to provide services. If the employment is terminated during the first year of employment the period will be 3 months and if the employment is terminated as of the second year onwards, the period will be 6 months.

The CEO's monthly salary (gross) will be an amount of NIS 150 thousand, linked to the CPI as of the index June 2015 (at the end of 2015 the monthly salary (gross) was NIS 150.3 thousand). In addition, the CEO will be entitled to reimbursement for the cost of vehicle use and maintenance as well as accepted related terms that are usually granted to the other office holders in the Company including telephone, food, cellular phone and other benefits in accordance with the Company's compensation policy and procedures (including indemnification and insurance arrangements as customary in the Company) and social benefits including sick days, vacation and allocations to plans and funds.

The annual bonus of the CEO is based on two elements: (a) 90% - Company targets (see below) while using the main performance indices determined by the Compensation Committee and Board of Directors after approval of the Company's annual budget, and (b) 10% - CEO performance evaluation for that year by the Compensation Committee and Board of Directors, based on qualitative and quantitative criteria.

The minimum criterion for receiving the annual financial bonus with respect to the CEO, as of the beginning of his said tenure as CEO, is that the Company achieved as least 80% of the Company's targets for the relevant year and in addition, that the total EBITDA shall not have decreased by more than 40% of the EBITDA for the year preceding the year in respect of which the bonus is payable in accordance with section 5.5.1 of the Company's compensation policy.

With respect to the amount of the annual financial bonus, tiers were set to calculate the amount of the bonus according to the CEO's global achievement rate with respect to all of the elements of the annual bonus (a weighted score of the company targets and an evaluation of the CEO's performances), as follows: achievement at a rate lower than 80% will not entitle the CEO to an annual bonus; achievement at a rate between 80%-120% will entitle the CEO to 80%-120% of the annual bonus budget; achievement at a rate that exceed 120% will entitle the CEO to 120% of the annual bonus budget. For the year ending December 31, 2015, the annual bonus budget (100%) for the period during Mr. Benbenisti's tenure as CEO was approximately NIS 750 thousand and for the period during his tenure as Deputy CEO was approximately NIS 300 thousand. These sums are linked to the CPI.

The CEO's Company targets for the year 2015 were determined by the Board of Directors of the Company in March 2015 (with respect to both the former CEO and Mr. Benbenisti) based on the annual work plan of the Company for the year. They include seven individual targets: (1) Company EBITDA target with a weight of 30% of the Company's targets (the 2015 achievement rate: 83%); (2) Cash flow target from the ongoing business with a weight of 20% of the Company's targets (2015 achievement rate: 103%); (3) Net subscriber target (combined cellular, fixed, activation and subscriber churn index) with a weight of 10% of the Company's targets (2015 achievement rate: 81%); (4) Cellular ARPU Base target with a weight of 10% of the Company's targets (2015 achievement rate: 100%); (5) ISP ARPU Base (including private value added services) target with a weight of 10% of the Company's targets (2015 achievement rate: 101%); (6) Network quality target (percentage of dropped calls, leadership in user experience and network availability) with a weight of 10% of the Company's targets (2015 achievement rate: 116%) and (7) Major projects target (meet launch target, costs, content and business targets that were determined) with a weight of 10% of the Company's targets (2015 achievement rate: 101%).

With respect to each of the above Company targets, a threshold and upper limit for achieving the target were determined as follows: achievement at a rate lower than 20% of the target will not allow eligibility for a bonus for that criteria; achievement at a rate between 20% - 200% of the target will allow eligibility at a rate of 20% - 200% for that criteria; achievement at a rate above 200% will allow eligibility of 200% for that criteria.

The global achievement rate of the CEO of all of the elements of the annual bonus for 2015 (that consists of achievement of the elements of the annual bonus during his tenure as Deputy CEO as well as his tenure as CEO) was 97.7%.

On March 13, 2016, the Board of Directors examined the CEO's achievement of targets and in accordance with the achievement of the said targets, the bonus that will be granted to the CEO for 2015, is in the amount of NIS 999 thousand.

In addition, Mr. Benbenisti's eligibility for an annual financial bonus in the year 2015 is partially based on his meeting the targets of the Company during his tenure as Deputy CEO (January 1 to June 30, 2015) as determined and resolved by the Company's organs for this tenure.

*This information is being provided following the Company's supplementary report to its proxy statement for its 2015 annual general meeting dated October 20, 2015.

CEO Equity Incentive Grant

In accordance with the resolutions of the Compensation Committee, Board of Directors and annual meeting of shareholders, Mr. Benbenisti was granted in 2015, in accordance with the Company's equity incentive plan, 1,471,971 options (non-tradeable) of the Company, at an exercise price of NIS 18.08, that constitutes a premium of 5% on the average share price of the Company, during the 30 days preceding the grant date. Mr. Benbenisti's granted options will vest in three tranches: 33% of the entire amount of the options as of October 28, 2016, 33% of the entire amount of options as of October 28, 2017 and the balance of the options as of October 28, 2018. Mr. Benbenisti's eligibility to exercise each of the above detailed tranches will be available to him until October 27, 2021. The fair value of the options as of the grant date according to Black-Scholes model was NIS 8 million.

Highest Office Holder Compensation

The table below sets forth information regarding compensation on an individual basis for the five Office Holders with the highest compensation for the year 2015.

Details of the Compensation Recipient		Compensation for services (the compensation amounts are displayed in terms of cost for the Company) (NIS thousands)			Other compensation & vehicle (the compensation amounts are displayed in terms of cost for the Company) (NIS thousands)	Total (NIS thousands)
Name	Position	Payroll & Related expenses	Annual Bonus	Share based payments(12)	Other
Isaac Benbenisti	Chief Executive Officer	2,136	999	1,044(1)	1,411(2)	5,590(3)
Haim Romano	Former Chief Executive Officer	1,890	2,915(4)	300(5)	128(6)	5,233
Ziv Leitman	Chief Financial Officer	1,316	184	528(7)	310(8)	2,338
Zvika Shenfeld	Vice President, Private Customers Division	1,048	140	528(9)	468(10)	2,184
Einat Rom	Vice President, Human Resources & Administration	1,136	157	528(11)	201(8)	2,022

(1)
In 2014, 137,200 share options were granted to Mr. Isaac Benbenisti in his capacity as Deputy CEO at the time, with a vesting period over four years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.8 million. Mr. Isaac Benbenisti waived these options and they were cancelled when the terms of service and employment of Mr. Benbenisti as the Company's CEO were approved.

In 2015, 1,471,971 share options were granted to Mr. Isaac Benbenisti, in his capacity as the Company's CEO with a vesting period over three years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 8 million. As of March 10, 2016, the share price was NIS 16.51 whereas the option exercise price of the options (dividend adjusted) is NIS 18.08. In the event the option exercise price is higher than the market share price, the grant of the options has no actual value for Mr. Isaac Benbenisti.

(2)	“Other compensation” includes: expenses for retirement that were accumulated during the reporting period of this Annual Report and will be paid only upon retirement and vehicle expenses.

(3)	For further information regarding the CEO's compensation see above under CEO Compensation.

(4)
Mr. Haim Romano served as the Company's CEO until June 30, 2015. Mr. Romano was granted an annual bonus for the entire year of 2015, including for the advanced notice period which ended December 31, 2015, in accordance with the terms of his employment agreement.

(5)
In 2013, 150,000 share options were granted to Mr. Haim Romano with a vesting period over three years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 1 million. As of March 10, 2016, the share price was NIS 16.51 whereas the option exercise price (dividend adjusted) is NIS 23.61. As long as the option exercise price is higher than the market share price, the grant has no actual value for Mr. Haim Romano.

In March 2015, an additional 150,000 share options were granted to Mr. Haim Romano with a vesting period over three years (from which 100,000 share options are to be cancelled prior to their vesting date due to termination of employment of the Mr. Romano and therefore their related expenses were cancelled). The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.6 million. As of March 10, 2016, the share price was NIS 16.51 whereas the option exercise price (dividend adjusted) is NIS 14.72. As long as the option exercise price is higher than the market share price, the grant has no actual value for Mr. Haim Romano.

(6)	Represents Vehicle expenses only.

(7)
In 2014, 68,600 share options and 29,130 restricted shares were granted to Mr. Ziv Leitman with a vesting period of up to four years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.4 million and the fair value of the restricted shares was approximately NIS 0.7 million. As of March 10, 2016, the share price was NIS 16.51 whereas the option exercise price (dividend adjusted) is NIS 25.95. As long as the option exercise price is higher than the market share price, the grant of the options has no actual value for Mr. Ziv Leitman; however a restricted share has the value of the share price.

In 2015, an additional 161,369 share options and 76,378 restricted shares were granted to Mr. Ziv Leitman with a vesting period of up to three years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.9 million and the fair value of the restricted shares was approximately NIS 1.4 million. As of March 10, 2016, the share price was NIS 16.51 whereas the option exercise price (dividend adjusted) is NIS 17.35. As long as the option exercise price is higher than the market share price, the grant of the options has no actual value for Mr. Ziv Leitman; however a restricted share has the value of the share price.

(8)	Represents vehicle expenses and special grants according to article 5.5.3 to the Company's Compensation Policy.

(9)
In 2014, 68,600 share options and 29,130 restricted shares were granted to Mr. Zvika Shenfeld with a vesting period of up to four years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.4 million and the fair value of the restricted shares was approximately NIS 0.7 million. As of March 10, 2016, the share price was NIS 16.51 whereas the option exercise price (dividend adjusted) is NIS 25.95. As long as the option exercise price is higher than the market share price, the grant of the options has no actual value for Mr. Zvika Shenfeld; however a restricted share has the value of the share price.

In 2015, an additional 161,369 share options and 76,378 restricted shares were granted to Mr. Zvika Shenfeld with a vesting period of up to three years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.9 million and the fair value of the restricted shares was approximately NIS 1.4 million. As of March 10, 2016, the share price was NIS 16.51 whereas the option exercise price (dividend adjusted) is NIS 17.35. As long as the option exercise price is higher than the market share price, the grant of the options has no actual value for Mr. Zvika Shenfeld; however a restricted share has the value of the share price.

(10)
"Other compensation" includes: expenses for retirement that were accumulated during the reporting period of this Annual Report and will be paid only upon retirement; vehicle expenses; a special grant according to article 5.5.3 to the Company's Compensation Policy; and retention expenses in the amount of NIS 300,000, out of which NIS 150,000 were accumulated during 2014 and were paid in April 2014 and an additional amount of NIS 150,000 were accumulated during the reporting period and were paid in April 2015.

(11)
In 2014, 68,600 share options and 29,130 restricted shares were granted to Ms. Einat Rom with a vesting period of up to four years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.4 million and the fair value of the restricted shares was approximately NIS 0.7 million. As of March 10, 2016, the share price was NIS 16.51 whereas the option exercise price (dividend adjusted) is NIS 25.95. As long as the option exercise price is higher than the market share price, the grant of the options has no actual value for Ms. Einat Rom; however a restricted share has value of the share price.

In 2015, an additional 161,369 share options and 76,378 restricted shares were granted to Ms. Einat Rom with a vesting period of up to three years. The theoretical fair value of the share options (according to Black-Scholes model) as measured of the grant was approximately NIS 0.9 million and the fair value of the restricted shares was approximately NIS 1.4 million. As of March 10, 2016, the share price was NIS 16.51 whereas the option exercise price (dividend adjusted) is NIS 17.35. As long as the option exercise price is higher than the market share price, the grant of the options has no actual value for Ms. Einat Rom; however a restricted share has value of the share price.

(12)	These sums represent the relative portion of the expenses of all option and restricted share allocations recorded during the reported period.

All options and restricted shares noted above were granted pursuant to the terms of the 2004 Equity Incentive Plan, inter alia, with respect to the exercise or earning periods and the expiration date of the options. See “Item 6E.2 Equity Incentive Plan ”.

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

Israeli directors are appointed by the Israeli founding shareholders, generally upon a written notice signed by at least two of the Israeli founding shareholders who are the record holders of (i) ( at least 50% of minimum Israeli holding shares or  (ii), who hold in the aggregate the highest number of minimum Israeli holding shares among the Israeli founding shareholders. Any Israeli founding shareholders who have specified connections to a competing mobile radio telephone operator (as defined in the license) of the Company are prohibited from participation in any such appointment. 2 The notice is addressed to our company secretary indicating the appointment until the appointee’s successor is elected by a similar notice. See “Item 10B.3 Rights Attached to Shares”. In 2009, Ms. Osnat Ronen was appointed as a director on behalf of the Israeli founding shareholders. No director has a service contract with the company or its wholly-owned subsidiaries providing for benefits upon termination of employment. Our Office Holders (generally senior managers) serve at the discretion of the Board of Directors or until their successors are appointed. See “Item 4B.13e Our Mobile Telephone License” for a description of additional requirements of the composition of our Board of Directors and the appointment of its members.

6C.2         ALTERNATE DIRECTORS

Our Articles of Association provide that a director may appoint an individual to serve as an alternate director. An alternate director may not serve as such unless such person is qualified to serve as a director. In addition, no person who already serves as a director or an alternate director on the Company’s Board of Directors may serve as an alternate director of another director on the Company’s Board of Directors. Under the Israeli Companies Law, an alternate director is generally treated as a director. Under our Articles of Association, an alternate director shall have all the authorities of the director appointing him. The alternate director may not vote at any meeting at which the director appointing him is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment shall be effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term.

2 Following a recent amendment to our Articles of Association at the Company's 2015 EGM

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

(ii) one or more shareholders that hold at least 1% or more of the company’s voting rights proposed the external director for re-appointment, and the nominee is approved by a majority of the votes cast at the shareholders meeting, provided that: (A) the total number of shareholders’ votes at the shareholders meeting shall not include the votes of shareholders who are controlling parties and those having a personal interest in the appointment approval (other than a personal interest not resulting from their relations with the controlling parties) and abstaining votes; (B) the aggregate votes cast by shareholders who are not excluded under clause (A) above in favor of the appointment exceed 2% of the voting rights in the company; and (B) the external director (a) is not a related or competing shareholder, or the relative of such a shareholder, at the time of the appointment and (b) is not affiliated with a related or competing shareholder at the time of the appointment or the two years preceding the appointment (the term “related or competing shareholder” is defined as a shareholder who nominated the external director for reappointment or a material shareholder (a shareholder that holds more than 5% of the shares or voting rights in the company), if at the date of such appointment, any of either such shareholder, the controlling shareholder of such shareholder, or a company controlled by either of them, has business with the company or is a competitor of the company); and

(iii) the external director proposed himself or herself and is approved by the process under clause (ii) above.

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

6C.4         FINANCIAL EXPERTS UNDER THE ISRAELI COMPANIES LAW

In accordance with the Israeli Companies Law, Partner’s Board of Directors has determined that the minimum number of directors with “accounting and financial expertise” that Partner believes is appropriate, in light of the particulars of Partner and its activities, is three. Under the Israeli Companies Law, only one of such “experts” is required to be an external director. The Board of Directors has determined that eight of our current directors have “accounting and financial expertise”: Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Yoav Rubinstein, Dr. Michael Anghel, Mr. Barry Ben-Zeev (Woolfson), Ms. Osnat Ronen, Mr. Arie Steinberg and Mr. Yehuda Saban.

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

–
According to applicable Israeli legal requirements, the establishment or amendment of certain stock option or purchase plans require the approval of the company’s Board of Directors and approval of the shareholders’ meeting only for the grant of equity compensation to the Chief Executive Officer, directors or controlling partners. We received an exemption from the requirement set out in NASDAQ Rule 5635(c) that listed companies receive shareholder approval when certain stock option or purchase plans are to be established or materially amended, or certain other equity compensation arrangement made or materially amended, based on the fact that the NASDAQ requirement is inconsistent with the applicable Israeli legal requirements described above.

–
The Israeli Companies Law, requires that at least two members of the Board of Directors satisfy the conditions of  ”external directors”, which also satisfies the conditions of an Israeli independent director (“bilty taluy”). Two of our twelve directors are external directors and satisfies the conditions of both Israeli independent directors and independent directors according to NASDAQ criteria. Two additional directors, (who are not external directors) satisfy the conditions of independent directors according to NASDAQ criteria, one of whom satisfies the conditions of an Israeli independent director. However, the requirement of NASDAQ Rule 5605(b), that a majority of the Board of Directors be comprised of independent directors, is thus not satisfied.

6C.6         BOARD COMMITTEES

The Company’s Articles of Association provide that the Board of Directors may delegate its authorities or any part of them to committees of the Board of Directors as it deems appropriate, subject to the provisions of the Israeli Companies Law. Our Board of Directors has established an audit committee, a compensation committee and a security committee.

6C.6a                 AUDIT COMMITTEE

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

The responsibilities of our audit committee under the Israeli Companies Law include, inter alia, identifying irregularities in the management of the company’s business and approving related party transactions as required by law, determining whether certain related party actions and transactions are “material” or “extraordinary” in connection with their approval procedures, assessing the scope of work and remuneration of the company’s independent auditor, assessing the company’s internal audit system and the performance of its internal auditor and making arrangements regarding the handling of complaints by employees about company’s business management deficiencies and regarding the protection given to employees who have made complaints. Following an amendment to the Israeli Companies Law , the audit committee is now authorized to determine, with respect to related party transactions with a controlling shareholder or in which the controlling shareholder has a personal interest, even if they are not extraordinary transactions, an obligation to conduct a competitive process (to be supervised by the audit committee, or any person authorized on its behalf or via any other method approved by the audit committee) or to determine that other processes will be conducted prior to the engagement in such transactions and all in accordance with the type of transaction. The specific criteria for such a process may be determined by the audit committee annually in advance. In addition, the audit committee is now authorized to determine the approval process for transactions that are not negligible, as well as determine which types of said transactions would require the approval of the audit committee. “Non-negligible transactions” are defined as related party transactions with a controlling shareholder or in which the controlling shareholder has a personal interest, that the audit committee has deemed not to be an extraordinary transaction, but which have also been classified by the audit committee as a non-negligible transaction. Additionally, the audit committee may decide on such classifications for these types of transactions, based on criteria set annually in advance.

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

The Board of Directors has determined that all three audit committee members are “audit committee financial experts” as defined by applicable SEC regulations. See “Item 16A Audit Committee Financial Expert” below.

6C.6b                COMPENSATION COMMITTEE

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

Under the Israeli Companies Law, the compensation committee’s responsibilities include, inter alia, recommending to the Board of Directors, a compensation policy for office-holders to be approved by the shareholders of the Company, see “6B Compensation”. The compensation committee also makes recommendations to the Board of Directors once every three years regarding the continuing effectiveness of the compensation policy, reviews modifications to the compensation policy from time to time and its implementation and approves the actual compensation terms of Office Holders which require the compensation committee’s approval according to the relevant provisions of the Israeli Companies Law.

Our compensation committee is comprised of three Board of Directors members: Dr. Michael Anghel (external director), Mr. Barry Ben Zeev (committee chairman; external director) and Mr. Arik Steinberg (Israeli independent director). All of the compensation committee members meet the SEC’s definition of independent directors for the purpose of serving as the compensation committee members as well as the Israeli Companies Law’s definition of Israeli independent directors. In accordance with the SEC definition of “independent” director, none of them is an affiliated person of Partner or any subsidiary of Partner.

6C.6c     SECURITY COMMITTEE

Pursuant to an amendment to our license from April 2005, a Board of Directors committee has been formed to deal with security matters. Only directors with the required clearance and those deemed appropriate by Israel’s General Security Service may be members of this committee. The committee must consist of at least four members, who are subject to the clearance required from the Israeli General Security Service and at least one external director. Where any matter requires a Board of Directors’ resolution and it is a security matter, then the committee should be authorized to discuss and to resolve such security matter and the resolution should bind the Company. However, in cases where the security matter concerned requires review by the Board of Directors or the audit committee according to the Israeli Companies Law or other applicable law, such as a transaction with a related party, it should be submitted for approval in accordance with the requirements of the applicable U.S. law, the Israeli Companies Law and any other applicable laws, provided that, in any case, only directors with security clearance can participate in any forum which will deal with security matters. In April 2005, our Board of Directors approved the formation of the security committee to consist of four Israeli directors, who are subject to Israeli security clearance and security compatibility to be determined by the General Security Service. Currently, Mr. Elon Shalev, Dr. Michael Anghel, Ms. Osnat Ronen and Mr. Arieh Saban are members of the security committee. Mr. Arieh Saban’s appointment is subject to clearance by the Israeli General Security Service.

6C.7         INTERNAL AUDITOR

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

6C.8         FIDUCIARY DUTIES OF AN OFFICE HOLDER

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

6C.9         APPROVAL OF RELATED PARTY TRANSACTIONS AND COMPENSATION

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

For information concerning the direct and indirect personal interests of certain of our Office Holders and principal shareholders in certain transactions, see “Item 7 Major Shareholders And Related Party Transactions”.

The terms of employment of Office Holders including compensation, equity awards, severance and other benefits, exemption from liability and indemnification require the approval of the compensation committee and the Board of Directors. The terms of employment of directors and the Chief Executive Officer must also be approved at the general meeting of shareholders by a majority of the Company’s shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, who participate in the voting (abstentions are disregarded), or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the company. Notwithstanding the foregoing, a company may be exempted from receiving shareholder approval with respect to the terms of employment of a candidate for a Chief Executive Officer position, if such candidate meets certain independence criteria, the terms are in line with the Compensation Policy and the compensation committee has determined for specified reasons that shareholder approval would prevent the engagement. See “6C.6b Compensation Committee”.

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

6C.10                   DUTIES OF A SHAREHOLDER

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

6C.11                   INDEMNIFICATION

As permitted by the Israeli Companies Law, our Articles of Association provide that Partner may indemnify an Office Holder of Partner to the fullest extent permitted by law.

Without derogating from the foregoing, and subject to limitations set forth in the Israeli Securities Law (see “Item 4B.13d - vii Securities Administrative Enforcement and Antitrust Enforcement”), our Articles of Association specifically provide that Partner may indemnify an Office Holder of Partner for liability or expense he incurs or that is imposed upon him as a result of an action or inaction by him (or together with other Office Holders of Partner) in his capacity as an Office Holder of Partner including (subject to specified conditions) also in advance, as follows:

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

Under the indemnification letters granted to Office Holders prior to the extraordinary general meeting of shareholders held on October 17, 2013 (“October 2013 EGM”), the aggregate indemnification amount payable by us to Office Holders and other indemnified persons pursuant to all letters of indemnification issued to them by us will not exceed the higher of (i) 25% of shareholders equity and (ii) 25% of market capitalization, each measured at the time of indemnification (the “Combined Maximum Indemnity Amount”, and “the Original Indemnification Letter”).

Under the indemnification letters granted to Office Holders after the October 2013 EGM, the aggregate indemnification amount payable by us to Office Holders (including, inter alia, Office Holders nominated on behalf of Partner in subsidiaries) pursuant to all letters of indemnification issued or that may be issued to them by Partner on or after the October 2013 EGM, for any occurrence of an event set out in such a letter (including an attachment thereto) will not exceed 25% of shareholders equity (according to the latest reviewed or audited financial statements approved by Partner’s Board of Directors prior to approval of the indemnification payment) (“the Revised Indemnification Letter”). However, under the circumstances where indemnification for the same event is to be made in parallel under the Revised Indemnification Letter and to one or more indemnified persons under the Original Indemnification Letter, the maximum indemnity amount for the indemnified persons that received the Revised Indemnification Letter shall be adjusted so it does not exceed the Combined Maximum Indemnity Amount to which any other indemnified person is entitled under the Original Indemnification Letter.

6C.12                   RELEASE

The Companies Law and our Articles of Association authorize the Company, subject to obtaining the required approvals (of our compensation committee, Board of Directors and in certain cases, such as release of directors and the CEO, also of our shareholders), to release our Office Holders, in advance, from such persons’ liability, entirely or partially, for damage in consequence of the breach of the duty of care toward us. Notwithstanding the foregoing, we may not release such person from such person’s liability, resulting from any of the following events: (i) the breach of duty of loyalty towards us; (ii) the breach of duty of care made intentionally or recklessly (“pzizut”), other than if made only by negligence; (iii) an act intended to unlawfully yield a personal profit; (iv) a fine (“knass”), a civil fine (“knass ezrahi”), a financial sanction (“itzum caspi”) or a penalty (“kofer”) imposed upon such person; and (v) the breach of duty of care in a distribution (“haluka”).

6C.13                   INSURANCE

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

6D.          Employees

At December 31, 2015, we had 2,882 employees on a full time equivalent basis, compared with 3,575 employees at December 31, 2014, and 4,045 at December 31, 2013. The number of full-time equivalent employees at year-end 2013, 2014 and 2015, according to their activity, was as follows:

	At December 31,
	2013**	2014**	2015

Customer service*	2,228	1,835	1,655
Engineering	355	326	173
Sales and sales support*	629	605	434
Information technology	292	307	192
Marketing and Content	67	65	53
Finance	115	109	91
Human resources	137	119	96
Operations & Logistics	165	157	134
Remaining operations	58	52	53

TOTAL	4,045	3,575	2,882

*Many positions in Customer service and Sales and sales support are filled by more than one part-time employee so that the employee headcount for those activities is about 12% greater than the number of full-time equivalents set forth above.

** Due to organizational structure changes during 2015, that included consolidation of certain divisions and the shifting of manpower between divisions, we have revised the 2013 and 2014 numbers to provide comparable information between the years 2013-2015.

On March 13, 2016, we signed a collective employment agreement with the employees' representatives and the Histadrut, the employees' union. The agreement includes an organizational chapter that is for a period of three years (2016-2018) and an economic chapter that is valid until December 31, 2016. The agreement applies to the Company's employees, excluding certain managerial and specific positions. The organizational chapter includes, among others, provisions regarding manning and changing of positions, termination of employment tenure and a dispute resolution mechanism. The economic chapter includes, among others, provisions regarding terms of employment, benefits and welfare. In addition, the economic chapter provides for annual bonuses to employees and a profit sharing mechanism provision under certain conditions. The estimated cost of the 2016 economic chapter is approximately NIS 30 million. Failure to reach an understanding with the employee representatives on the economic chapter by December 31, 2016, may lead to disruptions in our operations or cause work stoppages. See also Item “3D.2g The unionization of our employees might prevent us from carrying out necessary organizational and personnel changes, result in increased costs or disruption to our operations, and reduce management’s flexibility to adapt operations to market conditions, and our operating expenses may be increased, all of which could adversely impact our results.”

In addition, we are subject to various Israeli labor laws and practices, as well as orders extending certain provisions of collective bargaining agreements between the Histadrut and the Coordinating Bureau of Economic Organizations, the federation of employers’ organizations. Such laws, agreements and orders cover a wide range of areas and impose minimum employment standards including, working hours, minimum wages, vacation and severance pay, and special issues, such as equal pay for equal work, equal opportunity in employment, and employment of women, youth, disabled persons and army veterans.

Our employees are entitled to a pension insurance, in the amounts as follows (amounts vary according to choice of a pension fund or a manager’s insurance fund): employer provision for pension and compensation: 12% - 15.83% of the employee’s salary and employee provision for pension: 5% - 6% of the employee’s salary.

We also offer some of our employees the opportunity to participate in a “Continuing Education Fund,” which also functions as a savings plan. Each of the participating employees contributes an amount equal to 2.5% of their salary and we contribute between 5% - 7.5% of such employee’s salary.

According to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute. These contributions entitle the employees to health insurance and benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service, and bankruptcy or winding-up of the employer. We have never experienced a strike or work stoppage. We believe that our relations with our employees are good.

Since October 2001, most of our employees participate in a Health Insurance Program which provides additional benefits and coverage which the public health system does not provide. Eligibility to participate in the policy does not depend on seniority or position.

Israeli labor law subjects employers to increased liability, including monetary sanctions and criminal liability, in cases of violations of certain labor laws and certain violations by contractors providing maintenance, security and cleaning services.

In January 2015, the Minimum Wage Law was amended to increase the minimum wage paid to employees in Israel in four installments, from April 2015 to January 2017. The increase may adversely affect our results of operations.

In July 2015 we launched, together with the employees' representatives of the labor union, a voluntary retirement plan for employees, in which approximately 350 employees have retired.

6E.          Share Ownership

6E.1         SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

As of January 31, 2016, to the best of the Company’s knowledge, none of our directors or senior management held more than 1% of our issued and outstanding ordinary shares, except as may be set forth under Item 7A. Directors and senior management do not have different voting rights than other shareholders of the Company.

As of January 31, 2016, our senior management held, in the aggregate, outstanding options to purchase up to 4,717,154 of our ordinary shares, of which 1,435,000 options were vested and exercisable as of that date, in addition to 823,426 “restricted shares” (as described in "Item 6E.2 Equity Incentive Plan" below). No individual senior manager holds options to purchase 1% or more of our outstanding ordinary shares. No options or restricted shares have been granted to our directors.

The table below sets forth the number of outstanding options held by our senior management of the Company according to exercise price and expiration date as of January 31, 2016:

Weighted average exercise price (NIS)	Number of outstanding options held	Option expiration Year
48.39	716,900	2020
23.10	3,950,254	2021
13.23	50,000	2022
26.84	4,717,154	TOTAL

6E.2         EQUITY INCENTIVE PLAN

The Amended and Restated 2004 Equity Incentive Plan (formerly known as the 2004 Equity Incentive Plan) (the “Plan”) is intended to promote the interests of the Company and its shareholders by providing employees, directors, officers and advisors of the Company with appropriate incentives and rewards to encourage them to enter into and continue in the employ of, or service to, the Company and to acquire a proprietary interest in the long-term success of the Company.

The Plan’s principal terms include:

Exercise price determination. The compensation committee shall determine the option and restricted share unit ("RSU") (as further explained below) exercise price per ordinary share, subject to applicable law, regulations and guidelines. Unless otherwise provided in the grant instrument, the option exercise price shall be paid in NIS and the RSU exercise price shall be zero.

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
Cashless exercise. Most of the options may be exercised only through a cashless exercise procedure; while holders of other options may choose between cashless exercise and the regular option exercise procedure. In accordance with such cashless exercise, the option holder would receive from the Company, without payment of the exercise price, only the number of shares whose aggregate market value equals the economic gain which the option holder would have realized by selling all the shares purchased at their market price, net of the option exercise. Unless otherwise determined by the committee in the grant instrument, the Company at its sole and absolution discretion may obligate the grantee to pay the nominal value of the ordinary shares issued and in such event the ordinary shares will not be issued (and the options and RSUs will not be exercised) prior to the payment of such nominal value.

Exercise Period. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will not exceed ten years from the date of option grant (considering, if applicable, inter alia, the provisions of the Compensation Policy) unless shortened pursuant to the terms of the Plan.

Vesting. The vesting schedule of granted securities will be determined by the compensation committee and Board of Directors at their sole discretion and will be detailed in the grant instrument. The committee may set performance targets as a vesting criterion (independently or in combination with other criteria).

Acceleration of vesting and adjustment. In the event of termination of employment following a change of control, vesting of granted securities and exercisability of outstanding granted securities shall be accelerated. Upon the occurrence of any merger, consolidation, reorganization or similar event or transaction (e.g., subdivision or consolidation), equitable changes or adjustments to the number of shares subject to each outstanding option and RSU will be made in order to prevent dilution or enlargement of the option and RSU holders’ rights and appropriate adjustments shall be made in the number and other pertinent elements of any outstanding restricted shares, with respect to which restrictions have not yet lapsed prior to any such change.

Restricted Shares. The Company may grant “restricted shares” to beneficiaries of the Plan. Restricted shares awarded to a grantee are held by the Plan’s trustee in custody for the benefit of the grantee generally until the restrictions thereon have lapsed (e.g., earning period and the other applicable conditions and restrictions under the Plan and the grant instrument under which these restricted shares were awarded). In accordance with the Plan, as long as the restricted shares are held by the trustee, the trustee shall not exercise the voting rights of the underlying ordinary shares at the general meetings of shareholders unless requested to do so by the Company. In such event, the trustee shall vote the underlying ordinary shares proportionally to the shareholders vote and if the vote of public shareholders is counted separately, proportionally to the public shareholders vote. Notwithstanding the foregoing, the Company has reserved the right, upon recommendation of legal counsel, to request the grantee to exercise individually his or her voting rights. In addition, any dividend distributed during the period in which the restricted shares are held by the trustee, is accumulated and transferred to the grantee when the shares have been earned (i.e. when the restrictions lapse).

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

Restricted Share Units. The Company may grant “restricted share units” to beneficiaries of the Plan. Restricted share units are options, bearing an exercise price of no more than the underlying share’s nominal value. Upon the lapse of the vesting period of a RSU, such RSU shall automatically become an issued and outstanding share of the Company, subject to certain applicable conditions and restrictions under the Plan and the grant instrument and unless otherwise determined by the Board of Directors, the grantee shall pay to the Company its nominal value as a precondition to the issuance of such share.

 Change in Control and other certain events. Upon a Change in Control (as defined in the Plan) transaction of the Company as well as other certain events including a merger, reorganization and consolidation, granted securities shall, at the sole and absolute discretion of the Board of Directors, either solely or in any combination: be substituted for similar granted securities to purchase shares of a successor entity, be assumed by a successor entity, be substituted for similar “phantom” granted securities of the Company or the successor entity, or each non-vested granted securities shall become fully exercisable. In the event that the ordinary shares will no longer be traded on any stock exchange, at the sole and absolute discretion of the Board of Directors, either solely or in any combination: each granted securities shall be substituted for a similar phantom granted securities, or each non-vested granted securities shall become fully exercisable.

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

On November 10, 2015, the Company’s Board of Directors approved the increase in the number of shares which may be granted under the Plan by three million shares, which represented approximately 1.87% of the Company’s issued share capital as of November 10, 2015, up to a total of 22,917,000 ordinary shares.

On March 13, 2016, the Board of Directors approved certain amendments to the Plan. The main amendments to the Plan include: (a) amendment to the cashless exercise formula; (b) the ability to allocate restricted share units to the Company’s employees and office holders; (c) automatic extension of the exercise period due to black-out periods; (d) adjustments to the grantee’s rights under any granted securities due to the occurrence of certain events, including a rights offering; (e) a provision allowing the Company's management bodies to decide to pay a grantee the financial benefit embedded in his equity compensation in cash compensation instead of equity compensation, in certain events in which the Company is unable to issue shares resulting from exercise of options or RSUs or to release any restricted share to a grantee; (f) extension of the exercise period as a result of a change of control event; (g) a provision that allows the Company to limit a grantee from making transactions in the granted securities in connection with any underwritten public offering of the Company and (h) certain exercise restrictions in accordance with the Tel Aviv stock exchange rules.  These amendments are subject to the approval of the Israeli Tax Authority and the Israeli Securities Authority.

Share options and restricted shares (collectively, “granted securities”) have been granted to employees in accordance with the Plan. The total number of Company shares reserved for issuance upon exercise of all options granted and for earning of all restricted shares granted under the Plan is 22,917,000 shares. Upon exercise each option provides the right to acquire one ordinary share that confers the same rights as the other ordinary shares of the Company. As of December 31, 2015, options to acquire a total of 12,686,317 ordinary shares and 2,900,626 restricted shares are outstanding.

Information in respect of options and restricted shares granted under the Plan is set forth below:

	Through December 31, 2015
	Number of options	Number of RSAs
Granted	29,104,416	3,374,446
Shares issued upon exercises and vesting	(6,063,846)	(6,015)

Cancelled upon net exercises, expiration and forfeitures	(10,354,253)	(467,805)
Outstanding	12,686,317	2,900,626
Of which:
Exercisable	4,615,076	-
Vest in 2016	2,678,117	947,599
Vest in 2017	2,673,710	966,815
Vest in 2018	2,673,682	966,792
Vest in 2019	45,732	19,420

In 2015, following the approval of the Company’s Board of Directors, 5,519,031 share options and 1,867,966 restricted shares were granted to senior officers, managers and other employees of the Company and its subsidiary, compared to 3,897,270 share options and 1,594,850 restricted shares granted during 2014.  The vesting of the options and the earning of the restricted shares granted after June 2014 are subject to vesting or restriction periods and are also subject to performance conditions set by the Company’s organs.

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.          Major Shareholders

The following table sets forth certain information as of February 15, 2016, with respect to each person whom we believe to be the beneficial owner of 5% or more of our ordinary shares. Except where otherwise indicated, we believe, based on information publicly filed with the Securities and Exchange Commission or furnished to us by the principal shareholders, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares. None of our major shareholders has any different voting rights than any other shareholder. See “Item 10B.3 Rights Attached to Shares”.

Name	Shares beneficially owned	Issued Shares (1)%	Issued and Outstanding Shares (1)%
S.B. Israel Telecom Ltd.(2)	48,050,000	29.93	30.20
Phoenix-Excellence Group (3)	13,858,574	8.63	8.71
Meitav DS Group (4)	8,777,319	5.47	5.52
Psagot Investment House Ltd. (5)	10,919,933	6.80	6.86
Treasury shares (6)	1,447,349	0.90	-
Public (7)	77,496,796	48.27	48.71
Total	160,549,971	100.00	100.00

(1)
As shown above and used throughout this annual report, the term “Issued and Outstanding Shares” does not include any treasury shares held by the Company. Treasury shares, which are included in “Issued Shares”, have no voting, dividend or other rights under the Israeli Companies Law, as long as they are held by the Company (“dormant shares”).

(2)
S.B. Israel Telecom, an affiliate of Saban Capital Group, a private investment firm, based in Los Angeles, California, specializing in the media, entertainment and communications industries held on February 15, 2016, approximately 30.20% of our Issued and Outstanding shares and voting rights. S.B. Israel Telecom also purchased from Scailex 2,983,333 ordinary shares representing another, approximately 1.91% of our Issued and Outstanding shares and voting rights at that time, which shares are to be transferred by Scailex to S.B. Israel Telecom free and clear of any lien on one or more future deferred closing dates, subject to the conditions set forth in the share purchase agreement entered into between Scailex and S.B. Israel Telecom. See “Item 3D.3a 30.20% of our issued and outstanding shares and voting rights are held by S.B. Israel Telecom Ltd., our largest shareholder, as of February 15, 2016.”

(3)
Phoenix Holdings Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange (“Phoenix”), and Excellence Investments Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange (“Excellence”), which is controlled by Phoenix, hold shares in the Company directly and through its wholly owned subsidiaries. (Phoenix, Excellence and their subsidiaries collectively, the “Phoenix-Excellence Group”). These holdings are held according to the following segmentation: 1,883,249 ordinary shares are held by Excellence Provident and Pension funds; 361,855 ordinary shares are held by Excellence Trust Funds; 2,980,786 ordinary shares are held by Excellence ETF's; 716,159ordinary shares are held by Phoenix "Nostro" accounts; 38,000 ordinary shares are held by Phoenix Provident and Pension funds; 135,413 ordinary shares are held by Linked insurance policies of Phoenix; 7,314,691 ordinary shares are held by Partnership for Israeli shares; 428,421 ordinary shares are held by Partnership for investing in the TA 100.

1,935,000 shares of the 13,858,574 shares held by the Phoenix-Excellence Group, representing approximately 1.22% of our Issued and Outstanding shares and total voting rights, are registered in the Company’s Shareholders Register as part of the shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes.

(4)
Meitav DS Investments Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange, holds shares in the Company directly and through its wholly owned subsidiaries (Meitav DS and their subsidiaries collectively, the “Meitav DS Group”). These holdings are held according to the following segmentation: 4,698,556 ordinary shares are held by Meitav DS Provident funds; 749,752 ordinary shares are held by Meitav DS Mutual Funds; 3,131,789 ordinary shares are held by Meitav DS ETF'S; 197,222 ordinary shares are held by Meitav DS Portfolio Management. 805,000 shares of the 8,777,319 shares held by the Meitav DS Group, representing approximately 0.51% of our Issued and Outstanding shares and total voting rights, are registered in the Company’s Shareholders Register as part of the shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes.

(5)
Psagot Investment House Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange, holds shares in the Company directly and through its wholly owned subsidiaries (Psagot Investment House and their subsidiaries collectively, the “Psagot Investment House”). These holdings are held according to the following segmentation: 2,139,897 ordinary shares are held by portfolio accounts managed by Psagot Securities Ltd.; 4,790,322 ordinary shares are held by Psagot Provident and Pension funds; 1,222,868 ordinary shares are held by Psagot Mutual Funds; 2,752,697 ordinary shares are held by Psagot ETF's ; 14,149 ordinary shares are held by Psagot Insurance.

(6)
Treasury shares do not have a right to dividends or to vote. During 2008, the Company purchased 4,467,990 shares a part of a buy-back plan. Under the Company’s 2004 Equity Incentive Plan, the Company allocated to a trustee on behalf of the Company’s employees 3,014,626 restricted shares which were allocated from the treasury shares. As of February 15, 2016, 6,015 restricted shares were earned and are no longer listed as restricted shares. See “Item 6E.2 EQUITY INCENTIVE PLAN”.

(7)
The shares under “Public” include 5,317,712 shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes. These shares, together with 1,935,000 shares held by the Phoenix-Excellence Group and 805,000 shares held by the Meitav DS Group, represent approximately 5.02% of our issued shares (approximately 5.06% of the Issued and Outstanding Shares). Under the terms of our mobile telephone license, the Israeli founding shareholders from among our founding shareholders and their approved substitutes must hold at least 5% of our issued and outstanding share capital and of each of our means of control. The Israeli founding shareholders must meet the requirements of “Israeli entities” which are defined as individuals who are citizens and residents of Israel and entities formed in Israel and controlled, directly or indirectly, by individuals who are citizens and residents of Israel, provided that indirect control is only through entities formed in Israel, unless otherwise approved by the Minister of Communications.

As of January 31, 2016, to the best of the Company’s knowledge, none of our directors and senior management held more than 1% of our outstanding ordinary shares, except as may be otherwise set forth above; their holdings have been included under “Public” in the table above. For information regarding options held by our senior management to purchase ordinary shares, see “6E- Share Ownership”.

We are not aware of any arrangements that might result in a change in control of our Company.

7A.1         PRINCIPAL SHAREHOLDERS

On January 29, 2013, approximately 30.87% of our issued and outstanding shares at that time were purchased by S.B. Israel Telecom Ltd., which is an affiliate of Saban Capital Group. S.B. Israel Telecom purchased shares representing at that time (i) approximately 28.82% of our issued and outstanding shares from Scailex, and (ii) approximately 2.06% of our issued and outstanding shares from Leumi Partners Ltd., a company wholly owned by Bank Leumi le-Israel B.M. S.B. Israel Telecom’s total holdings thus amounted to approximately 30.87% of our issued and outstanding shares and voting rights at that time, and Scailex’s holdings, when aggregated with those of its parent company at that time, Suny Electronics Ltd., amounted at that time to 17.12% of our issued and outstanding shares and voting rights. S.B. Israel Telecom also purchased from Scailex, on January 29, 2013, 2,983,333 ordinary shares of the Company representing another 1.91% of our issued and outstanding shares and voting rights at that time, which shares are to be transferred by Scailex to S.B. Israel Telecom free and clear of any lien on one or more future deferred closing dates, subject to the conditions set forth in the share purchase agreement entered into between Scailex and S.B. Israel Telecom. As of February 15, 2016 S.B. Israel Telecom held approximately 30.20% of our issued and outstanding shares. See “7A Major Shareholders”.

Following resolutions of the Tel-Aviv-Jaffa District Court in July 2014 and January 2015, the Court appointed a receiver with respect to the control of most of Scailex’s shares in Partner in light of Scailex’s failure to comply with its obligations to its noteholders. In February 2015, the receiver sold 6,215,750 shares on the Tel-Aviv Stock Exchange, and during the period August – September 2015, sold most of the shares, and maintains less than 5% of Partner shares. As our largest shareholder, S.B. Israel Telecom has the ability to significantly influence our business through its ability to appoint directors serving on our Board of Directors and thereby substantially control all actions that require approval by our Board of Directors. See “Item 3D.3a 30.20% of our issued and outstanding shares and voting rights are held by S.B. Israel Telecom Ltd., our largest shareholder, as of February 15, 2016." and “7A Major Shareholders”.

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

7A.2         SHAREHOLDERS' AGREEMENT BETWEEN S.B. ISRAEL TELECOM AND SCAILEX

Pursuant to a Schedule 13D filed by S.B. Israel Telecom and certain of its affiliates on January 29, 2013, with the United States Securities and Exchange Commission:

"On January 29, 2013, S.B. Israel Telecom and Scailex entered into a shareholders’ agreement with respect to their holdings of Ordinary Shares, regulating their mutual agreement relative to the Company (the “Shareholders’ Agreement”). Subject to applicable law, under the Shareholders’ Agreement, S.B. Israel Telecom and Scailex have agreed to hold a preliminary meeting to coordinate a uniform vote in advance of each shareholders’ meeting of the Company. This voting arrangement will apply so long as S.B. Israel Telecom and its affiliates hold more Ordinary Shares than Scailex, its affiliates and any third party to whom Scailex sells 5% or more of the outstanding Ordinary Shares, and which shall be joined to the Shareholders’ Agreement (each, a “Joining Third Party”). Pursuant to the Shareholders’ Agreement, any decisions of the preliminary meeting shall be made by a simple majority of the voting rights in the Company held by S.B. Israel, Scailex, their respective affiliates and any Joining Third Parties. Pursuant to the Shareholders’ Agreement, the parties have agreed to vote in favor of the following items:

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

It was also agreed between S.B. Israel Telecom Ltd. and Scailex, that Scailex retained the entitlement to dividends in respect of the 44,850,000 Ordinary Shares transferred to S.B. Israel Telecom Ltd. at closing (representing at that time approximately 28.82% of our issued and outstanding shares) out of the amount of distributable profits accrued as of December 31, 2012, up to an aggregate amount of approximately NIS 115,000,000."

S.B. Israel Telecom filed an amendment on October 19, 2015, to its Schedule 13D relating to its shareholdings in the Company. In the amendment, it stated:

"On September 24, 2015, the appointed receiver over Scailex shares, sent a letter to Partner notifying of a sale of shares in Partner. Based on that letter and other public information, such sale appeared to bring the holdings of Scailex and its affiliates to below 5% of Partner's share capital.

Thereafter, on September 30, 2015, a letter was sent on behalf of S.B. Israel Telecom to Scailex setting forth S.B. Israel Telecom’s belief that the aggregate holdings of Scailex and its affiliates in the share capital of Partner had fallen below 5%. The letter requested that Scailex provide to S.B. Israel Telecom clarifying information regarding the holdings of Scailex and its affiliates in the share capital of Partner no later than October 7, 2015.

After hearing no response to the September 30, 2015 letter from Scailex or its representatives, on October 13, 2015, a second letter was sent on behalf of S.B. Israel Telecom to Scailex notifying Scailex that in light of the fact that Scailex’s and its affiliates’ holdings of Partner’s share capital decreased to less than 5%, the circumstances exist according to which the shareholders agreement between S.B. Israel Telecom Telecom and Scailex dated January 29, 2013 (the “Shareholders Agreement”) has automatically terminated by its terms.

As of the date of this Amendment, S.B. Israel Telecom has not received any response from Scailex or its representatives to the September 30, 2015 and October 13, 2015 letters. Accordingly, S.B. Israel Telecom considers the Shareholders Agreement as having automatically terminated by its terms."

7A.3         OTHER

On January 31, 2016, 6,842,317 ADSs (equivalent to 6,842,317 ordinary shares) or approximately 4.30% of our total Issued and Outstanding ordinary shares, were held of record by 41 registered holders in the United States. There were 4 registered holder accounts of the 45 with registered addresses outside of the United States. Certain accounts of record with registered addresses other than in the United States may hold our ordinary shares, in whole or in part, beneficially for United States persons. We are aware that many ADSs and ordinary shares are held of record by brokers and other nominees and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs and ordinary shares, or the number of ADSs and ordinary shares beneficially held by such persons.

7B.          Related Party Transactions

7B.1         RELATIONSHIP AGREEMENT

Our Israeli founding shareholders are parties to a Relationship Agreement with S.B. Israel Telecom in relation to its direct holdings of our shares and the rights associated with such holdings. See Exhibit 4.(a).1.2 incorporated by reference in this annual report.

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

Related agreement among Israeli founding shareholders

A shareholders agreement among the Israeli founding shareholders, or their approved substitutes, purports to establish the procedures, rights and obligations with respect to the appointment of the Israeli director. The Company’s position, which is based among others upon a legal opinion from outside counsel, is that the arrangement set in this agreement with respect to the procedures, rights and obligations pertaining to the appointment of the Israeli director is not valid and the Company does not give effect to that arrangement and it acts according to the provision of its license and Articles of Association in connection with the appointment of the Israeli director. In November 2014, the agreement was amended and among other things, Israeli founding shareholders were removed from the Shareholders Agreement, leaving only Scailex (whose shares in the Company that constitute the holdings of Israeli founding shareholders are controlled by a court appointed receiver in light of Scailex’s failure to comply with its obligations to its noteholders for the benefit of Scailex’s noteholders) and Suny Electronics Ltd. (whose shares in the Company are mortgaged to a trustee on behalf of Suny's noteholders and constitute part of the holdings of Israeli founding shareholders) as parties to the Shareholders Agreement.

7B.2         REGISTRATION RIGHTS

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

ITEM 8.                      FINANCIAL INFORMATION

8A.         Consolidated Financial Statements and Other Financial Information

Audited financial statements for the three fiscal years ended December 31, 2015, are included under “Item 18. Financial Statements.”

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

We have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure and consumer claims regarding, for example, our tariff plans and billing methods, which may result in civil liabilities or criminal penalties against us or our officers and directors. Plaintiffs in some of these proceedings have successfully sought or are seeking certification as class actions. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of counsel and on the Company’s estimate of the probable settlement amounts that are expected to be incurred, if such settlements are agreed by both parties. See Note 20 to the consolidated financial statements for further information regarding litigation and proceedings of which we are currently aware. See also “Item 3D.2o We are exposed to, and currently engaged in, a variety of legal proceedings, including requests to approve lawsuits as class actions related primarily to our network infrastructure and consumer claims.”

The litigations described below involve claims for which requests for certification as class actions were filed and which specify an amount of damages, and which we consider may have a potentially material effect on the Company. The total amount of pending claims (claims which have not been dismissed by the court or settled) made by plaintiffs in the litigations described below is NIS 14.96 billion.

1.
On April 12, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charges its subscribers for certain content services without their consent. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 343 million. The parties are pursuing mediation in order to reach a settlement agreement.

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

In addition, it is claimed that the Company and the other defendants are breaching their contractual and/or legal obligation to ensure and/or check and/or repair and/or notify the consumer, that after repair and/or upgrade and/or exchange of cellular handsets, the handsets may emit radiation in levels that exceed the levels of radiation as set forth by the manufacturer in the handset data and even exceeds the maximum permitted levels set forth by law. In addition, it was claimed that the Company and the other defendants do not fulfill their obligation to caution and warn the consumers of the risks involved in holding the handset and the proximity of the handset to the body while carrying it and during a phone call. In addition, it was claimed that if the handsets marketed by the Company and the other defendants emit non-ionizing radiation above the permitted level, at any distance from the body, then the marketing and sale of such handsets is prohibited in Israel. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 3.600 billion. In November 2013 the parties filed a request to approve a settlement agreement and in February 2014 the parties filed a request to approve a revised settlement agreement. The settlement agreement also includes a claim and a motion to certify the claim as a class action that was filed in a similar matter as set forth in section 4 below. In July 2014, the court approved the settlement agreement and in October 2014 the plaintiffs filed an appeal with the Supreme Court with respect to the court's decision not to appoint an external examiner regarding the radiation measurement method as well as attorney fees.

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

4.
On June 6, 2011, a claim and a motion to certify the claim as a class action were filed against the Company and the three other cellular operators. The claim alleges that the Company sell or supply accessories that are intended for carrying cellular handsets on the body, in a manner that contradicts the instructions and warnings of the cellular handset manufacturers and the recommendations of the Ministry of Health, all this without disclosing the risks entailed in the use of these accessories when they are sold or marketed. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 1,010 million. On November 7, 2013, the parties filed a request to approve a settlement agreement and on February 5, 2014, the parties filed a request to approve a revised settlement agreement. The settlement agreement also includes a claim and a motion to certify the claim as a class action that was filed in a similar matter as set forth in section 2 above. In July 2014 the court approved the settlement agreement and in October 2014 the plaintiffs filed an appeal with the Supreme Court with respect to the court's decision not to appoint an external examiner regarding the radiation measurement method as well as attorney fees.

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

6.
On March 24, 2014, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company did not include in the severance pay calculation for its employees various components that constitute an addition to the salary for the severance pay calculation and thereby acted unlawfully.  If the claim is recognized as a class action, the total amount claimed from Partner is estimated by the plaintiff to be approximately NIS 100 million. On November 15, 2015, the plaintiff requested to withdraw from the claim except for two components. The court accepted the motion and instructed the plaintiff to file a new claim. The claim is still in its preliminary stage of the motion to be certified as a class action.

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

8.
On July 15, 2014, a claim and a motion to certify the claim as a class action were filed against the Company and against additional cellular operators and content providers. The claim alleges that the cellular operators, including the Company, breached legal provisions and provisions of their licenses and thereby created a platform that led to the customers’ damages alleged in the claim. If the lawsuit is recognized as a class action the total amount claimed against all of the defendants is estimated by the plaintiff to be approximately NIS 300 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

9.
On November 12, 2015, a claim and a motion to certify the claim as a class action was filed against the Company. The claim alleges that Partner required their customers to purchase a router and/or a call adaptor and/or terminal equipment as a condition for using its fixed-line telephony services, not in accordance with the provisions of their licenses. If the claim filed against Partner is recognized as a class action, the total amount claimed against Partner is estimated by the plaintiff to be approximately NIS 116 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

10.
On November 12, 2015, a claim and a motion to certify the claim as a class action was filed against 012 Smile. The claim alleges that 012 Smile required their customers to purchase a router and/or a call adaptor and/or terminal equipment as a condition for using its fixed-line telephony services, not in accordance with the provisions of their licenses. If the claim filed against 012 Smile is recognized as a class action, the total amount claimed against 012 Smile is estimated by the plaintiff to be approximately NIS 64 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

11.
On November 19, 2015, a claim and a motion to certify the claim as a class action were filed against the Company and other cellular operators.  The claim alleges that the Company coordinated prices with other cellular operators of pre-paid plans that it markets, and by doing so prevented competition and breached legal provisions. If the claim is recognized as a class action, the total amount claimed against Partner is estimated by the plaintiff to be approximately NIS 6.6 billion. The claim is still in its preliminary stage of the motion to be certified as a class action.

12.
On December 29, 2015, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleged that Partner charges its customers, while they are abroad, for incoming calls that are transferred to voice mail. If the claim is recognized as a class action, the total amount claimed against Partner is estimated by the plaintiff to be approximately NIS 70 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

13.
On January 4, 2016, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner charges its customers the full price of telecommunication packages that are intended for use abroad despite the fact that the packages are not fully utilized and does not allow to transfer the balance to the next trip abroad or to receive a credit for the balance. If the claim is recognized as a class action, the total amount claimed against Partner is estimated by the plaintiff to be approximately NIS 234 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

With respect to the following claims which totaled an amount of NIS 4.3 billion, the Company has reached settlement agreements (as noted below, some settlement agreements are still subject to court approval) or the claim has been dismissed and the Company does not believe that they will have a material adverse affect on the Company individually or in the aggregate.

1.
On April 22, 2009, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charges certain subscribers for certain calls not according to their rate plan. The total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 187 million. The Parties filed a number of settlement agreements which were submitted for the court’s approval and the latest revised settlement agreement was filed on June 12, 2014.

2.
On February 15, 2012, a claim and a motion to certify the claim as a class action were filed against 012 Smile and other telecommunication operators. The claim alleges that the defendants misled the purchasers of prepaid calling cards designated for international calls with respect to certain bonus minutes. The total amount claimed against 012 (and against each of the other defendants) was estimated by the plaintiff to be NIS 2.7 billion. On May 26, 2013, the court approved a settlement agreement filed by the parties and regarding an additional lawsuit, dealing with similar issues, as set forth in section 3 below. The parties filed a revised settlement agreement in December 2014 that was approved by the court in January 2015. In January 2016, the court declared that in accordance with the documents filed with the court, the execution of the settlement agreement had been completed.

3.
During 2008, several claims and motions to certify the claims as class actions were filed against several international telephony companies including 012 Smile. The plaintiffs allege that with respect to prepaid calling card services, the defendants misled the consumers regarding certain issues, charged consumers in excess, and formed a cartel that arranged and raised the prices of calling cards. On November 3, 2010, the court granted the plaintiffs’ request and certified the lawsuit as a class action against all of the defendants. The total amount of damages claimed by the plaintiff against 012 Smile was approximately NIS 128 million. On May 26, 2013, the court approved a settlement agreement filed by the parties regarding an amended request and regarding an additional lawsuit, dealing with similar issues in an amount of NIS 2.7 billion, as set forth in section 2 above. The parties filed a revised settlement agreement in December 2014 that was approved by the court in January 2015. In January 2016, the court declared that in accordance with the documents filed with the court, the execution of the settlement agreement had been completed.

4.
On February 6, 2012, a claim and a motion to certify the claim as a class action were filed against the Company and other cellular operators. The claim alleges that the Company, as well as the other defendants does not comply with the requirements set by the Equal Rights for People with Disabilities (Accessibility to Telecommunications Services and Telecommunications Devices) Regulations of 2009. The total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 120 million. In December 2015, the parties filed a settlement agreement for the court's approval.

5.
On June 19, 2012, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company unlawfully charged its subscribers for certain calls in which a call-filtering system has been activated by the subscriber being called. The total amount claimed from Partner was estimated by the plaintiff to be approximately NIS 72 million. In February 16, 2016, the court dismissed the claim.

6.
On July 1, 2012, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charged subscribers that are enrolled in a certain tariff plan for call minutes not in accordance with the terms of the plan. The total amount claimed was estimated by the plaintiff to be approximately NIS 123 million. On June 7, 2015, the court approved a settlement agreement filed by the parties.

7.
On June 23, 2013, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company acted unlawfully by not offering its customers discounted cellular tariff plans which are offered under the 012 mobile brand and by charging its customers that transferred to a plan under the 012 mobile brand a payment for a new SIM card. The total amount claimed from Partner was estimated by the plaintiff to be NIS 232 million. The claim was dismissed by mutual consent in November 2015.

8.
On November 13, 2013, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company increased tariffs for its subscribers not in accordance with their agreements. The total amount claimed from Partner was estimated by the plaintiff to be NIS 150 million. The parties filed a settlement agreement in October 2015.

9.
On December 2, 2013, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company did not fulfill its commitment regarding the grant of refunds for cellular equipment starting from the first month of the customer agreement and that the Company unlawfully charged its customers for the Orange 2 service, and thereby breached the agreements with its customers and the provisions of its license, and profited unlawfully. The total amount claimed from Partner was estimated by the plaintiff to be NIS 603 million. The claim was dismissed in April 2015.

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

1.
On July 14, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner is breaching its contractual and/or legal obligation and/or is acting negligently by charging V.A.T for roaming services that are consumed abroad. If the claim is recognized as a class action, the plaintiff demands to return the total amount of V.A.T that was charged by Partner for roaming services that were consumed abroad. The plaintiff also pursued an injunction that will order Partner to stop charging VA.T for roaming services that are consumed abroad. In August 2014, the claim was dismissed and in October 2014 the plaintiff filed an appeal with the Supreme Court. The appeal has been set in the Supreme Court for May 2016 in front of an expanded panel of seven judges.

2.
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

3.
On May 6, 2015, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges, that Partner discriminated between its cellular customers, including between new customers and existing customers, by offering the same type of customers, different terms, not in accordance with the provisions of its license. The plaintiff noted that it cannot estimate the total amount claimed in the lawsuit, if the lawsuit is certified as a class action. The Company is unable, to evaluate, with any degree of certainty, the probability of success of the lawsuit or the range of potential exposure, if any. The claim is still in its preliminary stage of the motion to be certified as a class action.

4.
On September 7, 2015, a claim and a motion to certify the claim as a class action were filed against the Company and 012 Smile. The claim alleges that Partner and 012 Smile overcharge its subscribers according to a special tariff for overseas call destinations that are defined by the Company as special tariff destinations despite the fact that they are fixed-line destinations. The total amount claimed against Partner and 012 Smile if the lawsuit is recognized as a class action was not stated by the plaintiff. The Company is unable, to evaluate, with any degree of certainty, the probability of success of the lawsuit or the range of potential exposure, if any. The claim is still in its preliminary stage of the motion to be certified as a class action.

5.
On March 3, 2016, a claim and a motion to certify the claim as a class action were filed against the Company and another cellular operator. The claim alleges that Partner unlawfully charges its customers that are abroad for rejecting an incoming call. The plaintiffs noted that they cannot estimate the total amount claimed in the lawsuit, if the lawsuit is certified as a class action. The Company is unable, to evaluate, with any degree of certainty, the probability of success of the lawsuit or the range of potential exposure, if any. The claim is in its preliminary stage of the motion to be certified as a class action.

6.
On February 24, 2016, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company harasses recipients by sending advertising messages without receiving their prior approval for this. In addition, the content of the advertisements does not comply with the legal provisions, among others, with respect to the fact that most of the advertising messages do not easily include an option to remove or send a refusal notice.  The total amount claimed against the Company if the lawsuit is recognized as a class action was not stated by the plaintiff. The Company is unable, to evaluate, with any degree of certainty, the probability of success of the lawsuit or the range of potential exposure, if any. The claim is still in its preliminary stage of the motion to be certified as a class action.

During 2015, no new criminal proceedings were brought against us concerning the erection of network sites without building permits. As of December 31, 2015, two criminal proceedings were pending against us concerning the erection of network sites without building permits, none of which was pending against our officers and directors. We are currently negotiating with the relevant local authorities to reach a settlement regarding the relocation of affected sites or obtaining building permits for those sites. Settlements of previous criminal proceedings brought against us resulted in Partner, but not its officers or directors, admitting guilt and paying a fine, and also resulted in the imposition of demolition orders for the relevant sites, the execution of which have been stayed for a period of time to allow us to obtain the necessary permits or to relocate the relevant network site.

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

The Board of Directors resolved on September 19, 2012, to cancel the existing dividend policy for 2012, and to assess dividend distributions (and their scope) from time to time, by reference to, inter alia, the Company’s cash flow, profitability, debt level, debt coverage ratios and the business environment in general. For the years ended December 31, 2013 and 2014, no dividend has been declared by the Company. For risks relating to future payments of dividends see “Item 3D.2v Based on a decision of the Board of Directors in 2012, dividend distributions are assessed from time to time on the basis of various factors. There can be no assurance that dividends will be declared or, if they are, at what level. No dividends have been distributed since 2013.

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

8B.         Changes

No significant change has occurred since December 31, 2015, except as otherwise disclosed in this annual report. See also “Item 5D.2 Outlook”.

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

	NASDAQ		Tel Aviv Stock Exchange
	($ per ADS)		(NIS per ordinary share)
	High	Low	High	Low

2011	20.62	8.63	74.00	32.92

2012	9.23	3.12	35.35	12.37

2013	9.75	5.46	35.00	20.30

2014
First Quarter	9.41	8.40	32.93	30.81
Second Quarter	9.57	7.81	33.10	26.89
Third Quarter	7.72	6.81	27.67	24.85
Fourth Quarter	7.35	5.05	27.33	20.14

2015
First Quarter	4.99	2.72	19.54	11.05
Second Quarter	2.82	2.18	11.43	8.50
Third Quarter	5.00	2.52	19.65	10.01
Fourth Quarter	4.95	3.70	19.40	14.58

September 2015	4.65	3.91	18.25	15.55
October 2015	4.95	3.70	19.40	14.58
November 2015	4.79	4.50	19.06	17.50
December 2015	4.71	4.21	18.41	16.72
January 2016	4.84	4.13	19.16	16.58
February 2016	4.64	4.28	18.48	16.82
March 2016 (through March 7)	4.76	4.47	18.56	17.85

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

10B.2                   THE POWERS OF THE DIRECTORS

The power of our directors to vote on a proposal, arrangement or contract in which the director is personally interested is limited by the relevant provisions of the Israeli Companies Law and our Articles of Association. In addition, the power of our directors to vote compensation to themselves or any members of their body, requires the approval of the compensation committee, the Board of Directors and the general meeting of shareholders. Generally, the Annual Meeting of the Shareholders must be convened to elect directors and a shareholders meeting could terminate the term of office of directors. In addition, our Articles of Association provide that, in certain circumstances relating to our compliance with the license, our Board of Directors may remove any director from the Board of Directors by a resolution passed by 75% or more of the directors present and voting at the relevant meeting. See also “Item 6C Board Practices”.

10B.3                   RIGHTS ATTACHED TO SHARES

Our registered share capital consists of a single class of 235 million ordinary shares, par value NIS 0.01 per share, of which 160,549,971 ordinary shares were issued and 159,102,633 were issued and outstanding as of January 31, 2016. See “Item 7A.1 PRINCIPAL SHAREHOLDERS”. All outstanding ordinary shares are validly issued and registered. The rights attached to our ordinary shares are described below.

Dividend Rights

Holders of ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The Board of Directors may propose and approve distribution of a dividend with respect to any fiscal year or quarter only out of profits, subject to the provisions of the Israeli Companies Law. See “Item 10E Taxation.”

Shares which are treated as dormant under section 44.6 of our Articles of Association (under circumstances relating to compliance with our license) retain the rights to receive dividends or other distributions to shareholders, and to participate in rights offerings, but no other rights. See “Item 4B.13e Our Mobile Telephone License”.

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

Under our Articles of Association our directors are generally elected by an ordinary majority of the shareholders at each duly convened annual meeting, and serve until the next annual meeting, and our external directors are elected in accordance with applicable law and/or relevant stock exchange rules applicable to us; or until their respective successors are elected and qualified, whichever occurs first, or in the case of Israeli directors who are appointed by the founding Israeli shareholders, generally upon a written notice signed by at least two of the founding Israeli shareholders who are the record holders of  (i) at least 50% of minimum Israeli holding shares or (ii), who hold in the aggregate the highest number of minimum Israeli holding shares among the Israeli founding shareholders. Any Israeli founding shareholders who have specified connections to a competing mobile radio telephone operator (as defined in the license) of the Company are prohibited from participation in any such appointment. 3  The notice is addressed to the Company’s company secretary indicating his appointment, until their respective successors are elected upon such notice. In each annual meeting the directors that were elected at the previous annual meeting are deemed to have resigned from their office, excluding the external directors, who according to the Israeli Companies Law, are elected for a period of three years and the Israeli director whose appointment is terminated generally by a written notice by himself or by the founding Israeli shareholders. A resigning director may be reelected. Each ordinary share represents one vote. No director may be elected or removed on the basis of a vote by dormant shares. The ordinary shares do not have cumulative voting rights in the election of directors.

3 Following a recent amendment to our Articles of Association at the Company's 2015 EGM

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

Our Compensation Policy allows us to allocate in addition to shares, restricted shares. For rights attached to restricted shares see “Item 6E.2 EQUITY INCENTIVE PLAN”.

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

10C.       Material Contracts

Settlement Agreement with Orange Brand Services Ltd. In June 2015, we entered into a settlement agreement with Orange regarding the brand license agreement between the parties, according to which each of the parties had the right to terminate the brand license agreement under certain conditions. The settlement agreement also provided for payments to Partner in the event that Partner chose to terminate the brand license agreement. –see “Item 5A.1c Settlement Agreement with Orange Brand Services Ltd.".

Network sharing agreement. In April 2015, the Ministry of Communications approved the 15- year Network Sharing Agreement that we entered into with HOT Mobile. Pursuant to the Network Sharing Agreement, the parties created a 50-50 joint venture, the purpose of which is to operate and develop a cellular network to be shared by both parties, starting with a pooling of both parties’ radio access network infrastructures to create a single shared radio access network. The joint venture began operations in August 2015. See “Item 4B.9 OUR NETWORK”.

Right of Use Agreement with HOT Mobile. Partner and HOT Mobile entered into a right of use agreement, which took effect on November 8, 2013, and is valid until April 1, 2016. Under the right of use agreement, Partner provides services to HOT Mobile in the form of a right of use of Partner’s radio cellular network. According to the right of use agreement, HOT Mobile pays Partner fixed base payments with additional variable payments based, among other things, on traffic volume exceeding a defined threshold. See “Item 4B.9 OUR NETWORK”.

i-Phone Agreement. Following the expiration of a previous agreement, in November 2012, we entered into a non-exclusive agreement with Apple Distribution International for the purchase and resale of iPhone handsets in Israel. Pursuant to the agreement, we agreed to purchase a minimum quantity of iPhone handsets per year, for a period of three years. The agreement has been extended until April 30, 2016, while the parties are negotiating the renewal of the agreement. These purchases will represent a significant portion of our expected handset purchases and sales over that period.

Fixed-line transmission services. In April 2012, we signed a five- year agreement with Bezeq effective as of January 1, 2012, for the supply of transmission services for use in Partner’s mobile network. The agreement replaces an earlier transmission agreement between the parties from 2008. The transmission services to be purchased in accordance with this agreement, together with the use of the Company’s own transmission network, will allow Partner to meet all its transmission requirements, at an improved cost during the next five years. Partner’s minimum annual commitment was NIS 57 million for the year 2013 and will gradually increase to NIS 71 million for the year 2016 due to the increase in the scope of the capacity to be purchased in accordance with the layout agreed upon by the parties. The minimum commitment as of December 31, 2015, is NIS 71 million. Commencing April 2015, Hot Mobile undertakes its share in these expenses through PHI according to the OPEX-CAPEX mechanism, see Note 9 to the consolidated financial statements.

Registration Rights Agreement. We have entered into registration rights agreements with  S.B, Israel Telecom, our principal shareholder, in which we granted our principal shareholders the right to require us to register ordinary shares held by them under the US Securities Act. See “Item 7B.2 REGISTRATION RIGHTS”.

Network upgrade and deployment of fourth generation network. On October 25, 2010, we entered into an agreement with Ericsson for the upgrade of our existing networks and the deployment of our fourth generation network in Israel for an initial term that ended at the end of 2014. We extended the initial period by an additional period of one year for the provision of support and maintenance services until the end of 2015 and again until the end of 2016. We have an option to extend the agreement by eight additional periods of one year each. See "Item 4B.9g Suppliers" and “Item 5A.1g Agreement for the Upgrade of Our Existing Networks and the Deployment of Fourth Generation Network in Israel”.

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

A relatively short time after the 2003 Tax Reform, the Israeli Parliament approved on July 25, 2005 an additional income tax reform legislation (the “2006 Tax Reform”) pursuant to the recommendations of a committee appointed by the Israeli Minister of Finance, which incorporated additional fundamental changes to Israeli tax law. The 2006 Tax Reform outlines a path towards uniformity in the taxation of interest, dividend and capital gains derived from securities. The “Tax Burden Distribution Law” legislation amendments (2011) that were published in December 2011, which became effective on January 1, 2012, abolished the reduction of income tax rates for corporations and individuals and increased, inter alia, the corporate tax rate and the tax rates on individual’s dividend income. On July 27, 2013 following the Tax Burden Distribution Law, the Israeli Parliament approved The Law For the Change in National Priorities (Legislation Amendment to Achieving Budget Goals for years 2013 and 2014), 2013 (the “2013 Amendment”). On January 4, 2016 the Israeli Parliament approved an amendment for the Israeli tax Ordinance (Number 216), 2016 according to which corporate tax rate will be updated for 2016 (the “2016 Amendment”). It shall be noted that the 2016 amendment is considered an event after the reporting period which might influence the company's deferred taxes as of tax year 2016.  Would the law have been approved at December 31, 2015, the deferred tax asset as of December 31, 2015 would have decreased in the amount of approximately NIS 2 million, with corresponding decrease in deferred tax expenses in the income statement.

Various issues related to the above legislations remain unclear in view of the legislative language utilized and the lack of authoritative interpretations at this stage. The analysis below is therefore based on our current understanding of the new legislation.

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income (including capital gains). The regular corporate tax rate in Israel for 2013 was 25% and for 2014 and 2015 was 26.5%. the 2016 Amendment provides that the corporate tax rate will be 25% as of 2016.

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

Tax on Capital Gains of Shareholders

•
General. Israeli law generally imposes a capital gains tax on the sale of capital assets by residents of Israel as defined for Israeli tax purposes, and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of our Shares by some of our shareholders (see discussion below). The Israeli Income Tax Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus”. Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the CPI between the date of purchase and the date of sale. In 2013 the real capital gain accrued on the sale of our Shares was generally taxed at a rate of 25% for corporations (26.5% as of 2014 and 2015, and 25% as of 2016) and a rate of up to 25% for individuals. Additionally, if such individual shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale (i.e., if such individual shareholder holds directly or indirectly, along with others, at least 10% of any means of control in the company, including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director), the tax rate will be up to 30%.

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

Under Israeli law, the capital gain from the sale of shares by non-Israeli residents is tax exempt in Israel as long as our shares are listed on the NASDAQ Global Select Market or any other stock exchange recognized by the Israeli Ministry of Finance (this condition shall not apply to shares purchased on or after January 1, 2009) and provided that certain other conditions are met, the most relevant of which are: (A) the capital gain is not attributed to the foreign resident’s permanent establishment in Israel, (B) the shares were acquired by the foreign resident after the company’s shares had been listed for trading on the foreign exchange, and (C) if the seller is a corporation, less than 25% of its means of control are held by Israeli residents. It should be noted that with respect to shares which are listed on the Israeli stock exchange market, a tax exemption may apply under certain different conditions.

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

The Purchaser, the Israeli stockbrokers and any financial institution through which the sold securities are held, are obliged, subject to certain exemptions, to withhold tax on the amount of consideration paid with respect to such sale (or on the capital gain realized on the sale, if known) at the Israeli corporate tax rate as described in “General Corporate Tax Structure” in Item 10E above.

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

US holders who hold ordinary shares or ADSs through an Israeli stockbroker or other Israeli intermediary may be subject to an Israeli withholding tax on any capital gains recognized if the US holder does not obtain approval of an exemption from the Israeli Tax Authorities. See “Israeli Tax Considerations” above. US holders are advised that any Israeli tax paid under circumstances in which an exemption from such tax was available will not give rise to a deduction or credit for foreign taxes paid for US federal income tax purposes. US holders are advised to consult their Israeli stockbroker or intermediary regarding the procedures for obtaining an exemption.

If a US holder receives NIS upon the sale of ordinary shares, that US holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the ordinary shares and the date the sales proceeds are converted into US dollars.

Passive Foreign Investment Company Rules

A non-US corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if (i) at least 75% of its gross income consists of passive income, (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person) and gains on the disposition of certain minority interests or (ii) at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2015. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our ordinary shares, ADSs and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences. These consequences may include having the gains that are realized on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges with respect to certain dividends and gains and on the sale or other disposition of the ordinary shares or ADSs. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above). In addition, if a US holder holds ordinary shares or ADSs in any year in which we are treated as a PFIC, such US holder will be subject to additional tax form filing and reporting requirements.

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

We have liabilities in NIS linked to the CPI and in foreign currencies. The following table provides information derived from the financial statements about these liabilities as of December 31, 2014 and 2015.

Non-Derivative Instruments

	As of December 31, (NIS equivalent in millions, except percentages)
	2015		2014
	Fair Value	Book Value	Fair Value	Book Value

NIS-denominated debt linked to the CPI (1)

Long-term fixed Notes payable series B due 2016	123	121	254	243
Weighted average interest rate payable		3.4%		3.4%
Long-term fixed Notes payable series C due 2018	724	695	750	701
Weighted average interest rate payable		3.35%		3.35%
Long-term borrowing bearing fixed interest			557	532
Weighted average interest rate payable				2.75%
Long-term borrowing bearing fixed interest	210	198	216	199
Weighted average interest rate payable		3.42%		3.42%
Other payables (2)	1	1	1	1

NIS-denominated debt not linked to the CPI
Long-term variable interest Notes payable series D due 2021	548	543	538	542
Weighted average interest rate payable		1.34%		1.82%
Long-term fixed Notes payable series E due 2017	399	371	607	556
Weighted average interest rate payable		5.5%		5.5%

Long-term borrowing bearing variable interest (2)	152	152	152	152
Weighted average interest rate payable		1.63%		2.08%
Long-term borrowing bearing fixed interest	170	150	176	150
Weighted average interest rate payable		5.70%		5.70%
Long-term borrowing bearing fixed interest	200	200	200	200
Weighted average interest rate payable		3%		3
Long-term borrowing bearing fixed interest	198	196
Weighted average interest rate payable		3%
Long-term borrowing bearing fixed interest	75	75
Weighted average interest rate payable		3.71%
Long-term borrowing bearing fixed interest	203	200
Weighted average interest rate payable		4.25%
Long-term borrowing bearing fixed interest	200	200
Weighted average interest rate payable		3.884%

Trade payables and others (2)	630	630	662	662

Debt denominated in foreign currencies (2)

Trade payables denominated in USD	117	117	187	187

Trade payables denominated in other foreign currencies (mainly Euro)	46	46	46	46

Total	3,995	3,894	4,346	4,171

(1)	Amounts due for payment of principal and interest are adjusted according to the CPI. See “Item 5B Liquidity and Capital Resources”.

(2)	Book value approximates fair value.

11B.       Foreign Exchange and Inflation

Substantially all of our revenues and a majority of our operating expenses are denominated in NIS. However, in 2015, between one quarter and one third of our operating expenses were linked to non-NIS currencies, mainly the US dollar. These expenses related mainly to the acquisition of handsets and other equipment where the price paid by us is based on various foreign currencies, mainly the US dollar. Since May 2013, we do not enter into derivative transactions and thus we are exposed to the aforementioned foreign currency fluctuations. We do not hold or issue derivative financial instruments for trading purposes. In addition, a substantial amount of our capital expenditures are incurred in, or linked to, non-NIS currencies, mainly the US dollar. See Note 6 to the consolidated financial statements for description of the market risks.

Our Notes payable series B, C and our borrowings in a total principal amount of NIS 1,014 million as of December 31, 2015, are currently in NIS and are linked to the CPI. We may not be able to raise our tariffs pursuant to our license in a manner that would fully compensate for any increase in the CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our finance expenses without an offsetting increase in revenue. In 2015, the CPI effective as of December 31, 2015, decreased 0.9%, compared to the CPI effective as of December 31, 2014, causing income of NIS 9 million in our finance costs, net, compared to a decrease of 0.1% in 2014, which caused expenses of NIS 3 million in finance costs, net. See Note 24 to the consolidated financial statements.

Sensitivity analysis

A change of the CPI as at December 31, 2015, would increase (decrease) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels in millions

December 31, 2015
Increase in the CPI of	2.0%	(20)	(20)
Decrease in the CPI of	(2.0)%	20	20

A change of the USD exchange rate as at December 31, 2015, would increase (decrease) equity and profit in 2015 by the amounts shown below as regards assets and liabilities as of December 31, 2015, and expected capital expenditure purchases in 2016. The analysis below does not take into account the effect of any change in USD with respect to possible future commitments and other future expected purchases in US dollars, since the Company believes that it will be able to adjust NIS prices for goods and services it sells in the Israeli market to reflect any significant increases in cost resulting from changes in the NIS-USD exchange rate. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels in millions

December 31, 2015
Increase in the USD of	10%	(13)	(13)
Decrease in the USD of	(10)%	14	14

11C.       Interest rates

Since some of our notes payable and non-current borrowings bear variable interest rate, changes in interest rates cause cash flow risks. As of December 31, 2015, our Notes payable series D in a principal amount of NIS 543 million, and our borrowing in a principal amount of NIS 152 million bear variable rates of interest.

Sensitivity analysis

An increase (decrease) of 1% interest rates during 2015 in respect of our notes payable and non-current borrowing bearing variable interest would have resulted in an annual increase (decrease) in interest expenses (income) of NIS 7 million. This analysis assumes that all other variables remain constant.

ITEM 12.                      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and charges payable by ADR holders

Citibank serves as the depositary (the “Depositary”) for our American Depositary Receipt (“ADR”) program. Pursuant to the deposit agreement between the Company, the Depositary and owners and holders of ADRs (the “Deposit Agreement”), ADR holders may be required to pay various fees to the Depositary. In particular, the Depositary, under the terms of the Deposit Agreement, may charge the following fees: (i) Issuance Fee: to any person depositing shares or to whom ADSs are issued upon the deposit of shares, a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) (excluding issuances as a result of distributions described in paragraph (iv) below); (ii) Cancellation Fee: to any person surrendering ADSs for cancellation and withdrawal of deposited securities or to any person to whom deposited securities are delivered, a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) surrendered;(iii) Cash Distribution Fee: to any holder of ADS(s), a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) held for the distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements); (iv) Stock Distribution/Rights Exercise Fee: to any holder of ADS(s), a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) held for (a)stock dividends or other free stock distributions or (b)exercise of rights to purchase additional ADSs; (v) Other Distribution Fee: to any holder of ADS(s), a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) held for the distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares); and (vi) Depositary Services Fee: to any holder of ADS(s), a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary. The parties agreed to allow Citibank to charge an additional $1.00 per 100 ADSs (a fee not in excess of $6.00 in aggregate) in the event that the Company does not pay cash or stock dividends.

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

Amounts received from the Depository

During 2015, the Company received from Citibank payments in the amount of approximately $636,586.

ITEM 13.                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                      CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2015. Disclosure controls and procedures means controls and other procedures designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures in place as of December 31, 2015, were effective.

(b) Management’s Report on Internal Control over Financial Reporting. Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

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

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015, based on the framework for Internal Control-Integrated Framework (2013) set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

Our internal control over financial reporting as of December 31, 2015, has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, as stated in their report which is included under Item 18.

(c) Attestation report of the registered public accounting firm. The attestation report of Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, regarding the Company’s internal control over financial reporting is included under Item 18.

(d) Changes in Internal Control Over Financial Reporting. There were no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2015, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

A copy of our Code of Ethics is posted on our website at www.partner.co.il under “Investor Relations-Corporate Governance-Code of Ethics”.

16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, our independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), have served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2015, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by PwC to Partner in 2014 and 2015.

	2014	2015
	(NIS thousands)	(NIS thousands)

Audit Fees (1)	2,329	2,265
Audit-related Fees (2)	275	441
Tax Fees (3)	455	436
TOTAL	3,059	3,142

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

16F.        CHANGE IN REGISTRANT’S CERTIFYING ACOUNTANT

Not applicable.

16G.       CORPORATE GOVERNANCE

See “Item 6C.56C.5 NASDAQ Corporate Governance Rules and Our Practices”, and also “Item 10B Memorandum and Articles of Association”.

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

Exhibit No.	Description

1.1	Articles of Association last updated and approved on April 2, 2015
**1.2	Partner’s Certificate of Incorporation
**1.3	Partner’s Memorandum of Association
**2.(a).1	Form of Share Certificate
^^2.(a).2	Amended and Restated Deposit Agreement Between Partner and the Bank of New York
^^^^2.(a)3	Amended and Restated Deposit Agreement Between Partner and Citibank N.A.
^2.(b).1	Form of Indenture between Partner and the Trust Company of Union Bank Ltd.
>>>>2.(b).2	Trust Deed
>>>>2.(b).3	Amendment no. 1 to the Trust Deed of November 26, 2009
^4.(a).1	Restatement of the Relationship Agreement dated April 20, 2005
>>>>4.(a).1.1	Letter of Undertaking by which Scailex entered into the Restated Relationship Agreement with the Company, October 28, 2009

+>>4.(a).1.2	Letter of Undertaking by which S.B. Israel Telecom entered into the Restated Relationship Agreement with the Company, January 29, 2013
4.(a).2
License from the Israeli Ministry of Communications issued April 8, 1998, as amended by the amendments filed with the SEC as exhibits to our annual reports on Form 20-F for each of the years ended December 31, 2000, through December 31, 2015 (the “Amended License”).

**4.(a).4	License Agreement for use of the Orange Brand in Israel dated September 14, 1998
#+>4.(a).4.1	Restated Amendment, dated as of January 31, 2012,to the Brand License Agreement dated 14 September 1998
#4.(a).4.2	Settlement Agreement with Orange dated June 26, 2015
**4.(a).5	Brand Support/Technology Transfer Agreement dated July 18, 1999
**4.(a).6	Agreement with Ericsson Radio Systems AB dated May 28, 1998
#++4.(a).7	Agreement with LM Ericsson Israel Ltd. dated November 25, 2002
**4.(a).9	Lease Agreement with Mivnei Taasia dated July 2, 1998
^^^4.(a).13	Asset Purchase Agreement with Med-1 dated as of January 22, 2006
4.(a).14-57	[reserved]
>4.(a).58	Special License from the Israeli Ministry of Communications for the Provision of Fixed-Line Domestic Transmission and Data Communications Services issued August 14, 2006.
>4.(a).59	Amendment No. 1 to Special License for the Provision of Fixed-Line Domestic Transmission and Data Communications Services issued September 10, 2006.
>4.(a).60
Exclusive General License from the Israeli Ministry of Communication for the Provision of Domestic Fixed-Line Telecommunications Services issued January, 15 2007 as amended by the amendments filed with the SEC as exhibits to our annual reports on Form 20-F for each of the years ended December 31, 2006, through December 31, 2009 (the “Amended Domestic Fixed-Line License”).

#+++4.(a).65	Purchase Agreement with Nortel Networks Israel (Sales and Marketing) Ltd. dated November 12, 2003.
#>>4.(a).67	Swap Agreement with LM Ericsson Israel Ltd. dated December 20, 2007
#4.(a).68	[reserved]
#>>>>4.(a).69	Facility Agreement dated November 24, 2009
#4.(a).70	[reserved]
#4.(a).71	[reserved]
>>>>>4.(a) 72	012 Smile Share Purchase Agreement
>>>>>4.(a) 73	English translation of the original Hebrew language 012 Smile Credit Facility, dated January 31, 2010
4.(a).74-84	[reserved]
4.(a).85+>>>	[reserved]
4.(a).86+>>>	[reserved]
4.(a).87+>>>	[reserved]
4.(a).88+>>>	[reserved]
4.(a).89+>>>	[reserved]
4. 4.(a).90+>>>>	[reserved]
4. 4.(a).91+>>>>	[reserved]
4. 4.(a).92+>>>>	[reserved]
4. 4.(a).93+>>>>	[reserved]
4. 4.(a).94+>>>>	[reserved]
4. 4.(a).95+>>>>	[reserved]
4. 4.(a).96+>>>>	[reserved]
4. 4.(a).97+>>>>	[reserved]
#>>>>4.(b).1	Addendum to Lease Agreements from November 1, 2002 and Lease Agreements in Beit Ofek
>>>>4.(b).2	Registration Rights Agreement with Scailex
4.(b).3+>>>	Registration Rights Agreement with S.B. Israel Telecom Ltd.

+>>6.	See Note 2x to the consolidated financial statements for information explaining how earnings (loss) per share information was calculated.
8.	List of Subsidiaries (see “Item 4C – Organizational Structure”).
10.1	Consent of Kesselman & Kesselman
10.2	Consent of Giza Singer Even Ltd.
12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.(a).1	Amended and Restated 2004 Equity Incentive Plan as approved by the Board of Directors on March 13, 2016
15.(b).1+>>>	Compensation Policy adopted on October 17, 2013 (incorporated by reference to Exhibit C from the Company’s Current Report on Form 6-K (file No. 001-14968) filed on September 12, 2013)

**	Incorporated by reference to our registration statement on Form F-1 (No. 333-10992).
++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002.
+++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003.
^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004.
^^	Incorporated by reference to our registration statement on Form F-6 (No. 333-132680).
^^^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005.
^^^^	Incorporated by reference to our registration statement on Form F-6 (No. 333-177621).
>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2006.
>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2007.
>>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2009.
>>>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2010.
+>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2011.
+>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2012.
+>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2013.
+>>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2014.
#	Confidential treatment requested.

Confidential material has been redacted and has been separately filed with the Securities and Exchange

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Partner Communications Company Ltd.

By: /s/ Isaac Benbenisti

Chief Executive Officer

March 14, 2016

By: /s/ Ziv Leitman

Chief Financial Officer

March 14, 2016

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2015 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2015 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in millions.

REPORT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM
To the shareholders of
PARTNER COMMUNICATIONS COMPANY LTD.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Partner Communications Company Ltd and its subsidiaries at December 31, 2015 and 2014 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management and Board of Directors are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting Appearing under item 15(b).  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and Board of Directors and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Tel-Aviv, Israel March 13, 2016	/s/ Kesselman & Kesselman Certified Public Accountants (Isr.) A member firm of PriceWaterhouseCoopers International Limited

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2014	2015	2015
	Note	In millions
CURRENT ASSETS
Cash and cash equivalents		663	926	237
Trade receivables	7	948	1,057	271
Other receivables and prepaid expenses		34	47	12
Deferred expenses – right of use	12	34	33	9
Inventories	8	138	120	31
Income tax receivable		*	2	1
		1,817	2,185	561

NON CURRENT ASSETS
Trade receivables	7	418	492	126
Deferred expenses – right of use	12	97	20	4
Property and equipment	10	1,661	1,414	363
Licenses and other intangible assets	11	1,079	956	245
Goodwill	13	407	407	104
Deferred income tax asset	25	14	49	12
Prepaid expenses and other		3	3	1
		3,679	3,341	855

TOTAL ASSETS		5,496	5,526	1,416

*   Representing an amount of less than 1 million.
The financial statements were authorized for issue by the board of directors on March 13, 2016.

Isaac Benbenishti	Ziv Leitman	Barry Ben-Zeev (Woolfson)
Chief Executive Officer	Chief Financial Officer	Director

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2014	2015	2015
	Note	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	6,15	309	554	142
Trade payables		804	715	183
Payables in respect of employees		95	77	20
Other payables (mainly institutions)		43	45	12
Income tax payable		38	52	13
Deferred income with respect to settlement agreement with Orange	18		217	56
Other deferred revenues		35	28	7
Provisions	14	58	77	19
Derivative financial instruments	6	3	*	*
		1,385	1,765	452

NON CURRENT LIABILITIES
Notes payable	6,15	1,733	1,190	305
Borrowings from banks and others	6,15	1,233	1,357	348
Liability for employee rights upon retirement, net	16	51	34	9
Dismantling and restoring sites obligation	14	35	36	8
Deferred income with respect to settlement agreement with Orange	18		108	28
Other non-current liabilities		16	16	4
Deferred income tax liability	25	4
		3,072	2,741	702

TOTAL LIABILITIES		4,457	4,506	1,154

EQUITY	21
Share capital – ordinary shares of NIS 0.01 par value: authorized – December 31, 2014 and 2015 – 235,000,000 shares; issued and outstanding -		2	2	1
December 31, 2014 – **156,072,945 shares
December 31, 2015 – **156,087,456 shares
Capital surplus		1,102	1,102	282
Accumulated retained earnings		286	267	69
Treasury shares, at cost – December 31, 2014 – ***4,467,990 shares December 31, 2015 – ***4,461,975 shares		(351)	(351)	(90)
TOTAL EQUITY		1,039	1,020	262
TOTAL LIABILITIES AND EQUITY		5,496	5,526	1,416

*	Representing an amount of less than 1 million.
**	Net of treasury shares.
***	Including shares held by trustee under the Company's Equity Incentive Plan, see note 21(a), such shares will become outstanding upon completion of vesting conditions, see note 21(b)

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF INCOME

					Convenience
					translation
					into U.S. dollars
		New Israeli Shekels			(note 2b3)
		Year ended December 31
		2013	2014	2015	2015
	Note	In millions (except earnings per share)
Revenues, net	5	4,519	4,400	4,111	1,054
Cost of revenues	5, 22	3,510	3,419	3,472	890
Gross profit		1,009	981	639	164

Selling and marketing expenses	22	462	438	417	107
General and administrative expenses	22	217	193	223	57
Income with respect to settlement agreement with Orange	18			61	16
Other income, net	23	79	50	47	12
Operating profit		409	400	107	28
Finance income	24	29	3	13	3
Finance expenses	24	240	162	156	40
Finance costs, net	24	211	159	143	37
Profit (loss) before income tax		198	241	(36)	(9)
Income tax expenses	25	63	79	4	1
Profit (loss) for the year		135	162	(40)	(10)

Earnings (loss) per share
Basic	27	0.87	1.04	(0.26)	(0.06)
Diluted	27	0.86	1.04	(0.26)	(0.06)

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31
		2013	2014	2015	2015
	Note	In millions
Profit (loss) for the year		135	162	(40)	(10)
Other comprehensive income (loss), items that will not be reclassified to profit or loss
Remeasurements of post-employment benefit obligations	16	(9)	(9)	5	1
Income taxes relating to remeasurements of post-employment benefit obligations	25	2	2	(1)	*
Other comprehensive income (loss) for the year, net of income taxes		(7)	(7)	4	1

TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR		128	155	(36)	(9)

*   Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital
	Number of		Capital	Accumulated	Treasury
	Shares**	Amount	surplus	earnings (deficit)	shares	Total
		In millions
New Israeli Shekels:
BALANCE AT JANUARY 1, 2013	155,645,708	2	1,100	(10)	(351)	741

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2013
Total comprehensive income for the year				128		128
Exercise of options granted to employees	41,294	*	*			*
Employee share-based compensation expenses				5		5
BALANCE AT DECEMBER 31, 2013	155,687,002	2	1,100	123	(351)	874

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2014
Total comprehensive income for the year				155		155
Exercise of options granted to employees	385,943	*	2			2
Employee share-based compensation expenses				8		8
BALANCE AT DECEMBER 31, 2014	156,072,945	2	1,102	286	(351)	1,039

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2015
Total comprehensive loss for the year				(36)		(36)
Exercise of options and restricted shares granted to employees	14,511	*	*		*	*
Employee share-based compensation expenses				17		17
BALANCE AT DECEMBER 31, 2015	156,087,456	2	1,102	267	(351)	1,020

Convenience translation into U.S. Dollars (note 2b3):
BALANCE AT JANUARY 1, 2015	156,072,945	1	282	73	(90)	266
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2015
Total comprehensive loss for the year				(9)		(9)
Exercise of options and restricted shares granted to employees	14,511	*	*		*	*
Employee share-based compensation expenses				5		5
BALANCE AT DECEMBER 31, 2015	156,087,456	1	282	69	(90)	262

*   Representing an amount of less than 1 million.
** Net of treasury shares.

The accompanying notes are an integral part of the financial statements.

(Continued)–- 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31
		2013	2014	2015	2015
	Note	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)		1,548	1,017	955	244
Income tax paid	25	(9)	(66)	(33)	(8)
Net cash provided by operating activities		1,539	951	922	236

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	10	(326)	(287)	(216)	(55)
Acquisition of intangible assets	11	(156)	(145)	(143)	(37)
Interest received	24	8	4	3	1
Proceeds from sale of property and equipment	23	1	1	1	*
Investment in PHI	9			(1)	*
Proceeds from (repayment of) derivative financial instruments, net	6	(25)	(4)	*	*
Net cash used in investing activities		(498)	(431)	(356)	(91)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	21	*	2	*	*
Repayment of finance lease		(1)
Interest paid	23	(181)	(131)	(137)	(35)
Non-current borrowings received	6,15		200	675	173
Repayment of non-current borrowings	6,15	(617)	(100)	(533)	(137)
Repayment of notes payable	6,15	(309)	(309)	(308)	(79)
Net cash used in financing activities		(1,108)	(338)	(303)	(78)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(67)	182	263	67

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		548	481	663	170

CASH AND CASH EQUIVALENTS AT END OF YEAR		481	663	926	237

* Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

(Concluded) - 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

Appendix – Cash generated from operations and supplementary information

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31,
		2013	2014	2015	2015
	Note	In millions

Cash generated from operations:
Profit (loss) for the year		135	162	(40)	(10)

Adjustments for:
Depreciation and amortization (including impairment)	10, 11, 13	669	652	641	165
Amortization (including impairment) of deferred expenses - Right of use	12, 13	31	37	112	28
Amortization of employee share based compensation	21	5	8	17	4
Liability for employee rights upon retirement, net	16	(14)	(3)	(12)	(3)
Finance costs, net	24	49	4	(8)	(2)
Change in fair value of derivative financial instruments	6	12	7	(2)	(1)
Interest paid	24	181	131	137	35
Interest received	24	(8)	(4)	(3)	(1)
Deferred income taxes	25	17	4	(40)	(10)
Income tax paid	25	9	66	33	8
Capital gain from property and equipment	10	(1)	(1)	*	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	7	566	(26)	(183)	(47)
Other		2	8	(13)	(3)
Increase (decrease) in accounts payable and accruals:
Trade		(115)	44	(5)	(2)
Other payables		(17)	(4)	(12)	(3)
Provisions	14	7	(9)	19	5
Deferred income with respect to settlement agreement with Orange	18			325	83
Other deferred revenues		(3)	(2)	(6)	(1)
Increase in deferred expenses - Right of use	12	(17)	(22)	(34)	(9)
Current income tax liability	25	35	10	11	3
Decrease (increase) in inventories	8	5	(45)	18	5
Cash generated from operations:		1,548	1,017	955	244

* Representing an amount of less than 1 million.

Supplementary information
At December 31, 2013, 2014 and 2015, trade and other payables incl1ude NIS 223 million, NIS 214 million and NIS 126 million ($32 million), respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.
These balances are recognized in the cash flow statements upon payment.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

     a.    Reporting entity

Partner Communications Company Ltd. ("the Company", "Partner") is a leading Israeli provider of telecommunications services under the orange™ brand until February 15, 2016, and under the Partner brand thereafter, and under the 012 Smile brand. The Company is incorporated and domiciled in Israel and its principal executive office’s address is 8 Amal Street, Afeq Industrial Park, Rosh-Ha'ayin 48103, Israel.

The Company's share capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange Ltd. ("TASE") under the symbol "PTNR". American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, are quoted on the NASDAQ Global Select Market™, under the symbol "PTNR". See also note 21(a).

On January 29, 2013, S.B. Israel Telecom Ltd., an affiliate of Saban Capital Group Inc., became the Company's principal shareholder. Until January 29, 2013, the ultimate parent company was Suny Electronics Ltd., which is the parent company of Scailex Corporation Ltd, which was the Company's parent since October 28, 2009 ("Scailex"), see note 26 (a).

In November 2013, the Company and Hot Mobile Ltd ("Hot Mobile") entered into a network sharing agreement ("NSA") and a right of use agreement. Pursuant to the NSA, the parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership (Hereinafter "PHI"), which will operate and develop a radio access network to be shared by both parties, starting with a pooling of both parties' radio access network infrastructures to create a single shared pooled radio access network. PHI began its operations in July 2015. See note 9 and note 2(c)(2).

In September 2014, the Company recognized the general labor organization - the Histadrut New General Labor Organization, as the representative labor union of the Company's employees. See note 22(d).

The Company announced that it had given notice to Orange Brand Services Ltd ("Orange") of its decision to settle the Orange brand license agreement, see note 18.

These consolidated financial statements of the Company as of December 31, 2015, are comprised of the Company and its subsidiaries and partnerships (the "Group"). See the list of subsidiaries and partnerships and principles of consolidation in note 2(c)(1), see also 2(c)(2) with respect to investment in PHI.

                         b.   Operating segments

The operating segments were determined based on the reports reviewed by the Chief Executive Officer (CEO) who is responsible for allocating resources and assessing performance of the operating segments, and therefore is the Chief Operating Decision Maker ("CODM"), and supported by budget and business plans structure, different regulations and licenses (see (d) below), as well as managerial responsibilities. The CEO considers the business from two operating segments, as follows (see also note 5):

             (1)     Cellular segment
The cellular segment includes cellular communication services such as airtime calls, international calls, messaging, browsing, content services, roaming services, and from other operators' usage of the Company's cellular network. Most of post-paid cellular tariff plans for private customers are bundles which include unlimited amounts of calls minutes and messaging, as well as browsing packages. Content services include voice mail, multimedia messaging and streaming broadcast content, as well as downloadable wireless data applications, including ringtones, GPS services, music, games, and other informational content.

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

     (2)  Fixed-line segment
The fixed-line segment includes: (1) Internet services under which the Group provides access to the internet (both network infrastructure services using Bezeq’s network as described in (c)(1) below, and access services ("ISP")) as well as home WiFi networks, including Value Added Services ("VAS") such as anti-virus and anti-spam filtering; and fixed-line voice communication services provided through Voice Over Broadband ("VOB"), SIP voice trunks and  Network Termination Point Services ("NTP") – under which the Group supply, install operate and maintain all types of endpoint network equipment and solutions, including providing and installing equipment and cabling, within a subscriber's place of business or premises. (2) Transmission services, Primary Rate Interface ("PRI"); (3) International Long Distance call services ("ILD"): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services.

The cellular segment and the fixed-line segment also include sales of telecommunications, audio visual and related devices: mainly cellular handsets, tablets (handheld computers), laptops, landline phones, modems, datacards, domestic routers, servers, smartboxes and related equipment, and a variety of digital audio visual equipment including televisions, digital camera, games consoles and related equipment.

Each segment is divided into services and equipment sales revenues, and the related cost of revenues. The operating segments include the following measures: revenues, cost of revenues, operating profit (loss), and Earnings Before Interest expenses (finance costs, net), Tax, Depreciation, Amortization (including amortization of intangible assets, deferred expenses-right of use, and amortization of share based compensation) and impairment charges ("Adjusted EBITDA" see note 5 (2)). The CODM does not examine assets or liabilities for those segments separately for allocating resources and assessing performance of the operating segments therefore they are not presented in note 5 segment information.

c.     Main recent regulatory developments

(1)
In February 2015 a regulation came into effect according to which each of the infrastructure owners - Bezeq and Hot are required to allow use of their broadband fixed-line infrastructure by telecommunication providers that do not have a broadband fixed-line infrastructure. This regulation allows telecommunication providers that do not have a broadband fixed-line infrastructure, including the Company and its subsidiaries, to offer internet access in one transaction (without requiring the subscriber to engage with both an internet access provider and an infrastructure provider). As a result, the Group commenced selling offers including both network infrastructure services using Bezeq’s network and internet access service. Regulations about the above with respect to Hot are not completed yet.

(2)	See information in respect of frequency fees in note 17(1).

(3)	See information in respect of corporate tax rates in note 25.

(4)	See information in respect of 4G frequency awarded in note 1(d).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

  d.   Group licenses

The Group operates under the following licenses that were received from the Israeli Ministry of Communications ("MOC") and from the Israeli Civil Administration ("CA"):

	Type of services	Area of service	License owner	Granted by	Valid through	Guarantees made
(1)	Cellular	Israel	Partner Communications Company Ltd.	MOC	Feb, 2022	NIS 90 million
(2)	Cellular	West Bank	Partner Communications Company Ltd.	CA	Feb, 2022	USD 0.5 million
(3)	ISP	Israel	Partner Communications Company Ltd.	MOC	Mar, 2018
(4)	ISP	West Bank	Partner Communications Company Ltd.	CA	Mar, 2018
(5)	ISP	Israel	012 Smile Telecom Ltd.	MOC	Jun, 2020
(6)	ISP	West Bank	012 Smile Telecom Ltd.	CA	Feb, 2016 (*)
(7)	ILD	Israel	012 Smile Telecom Ltd.	MOC	Nov, 2029	NIS 10.8 million
(8)	ILD	West Bank	012 Smile Telecom Ltd.	CA	Feb, 2018	NIS 0.6 million
(9)	Fixed	Israel	012 Telecom Ltd.	MOC	Dec, 2025	NIS 12 million
(10)	Fixed	West Bank	012 Telecom Ltd.	CA	Feb, 2018
(11)	Fixed	Israel	Partner Land-line Communication Solutions - Limited Partnership	MOC	Jan, 2027	NIS 11.8 million
(12)	Fixed	West Bank	Partner Land-line Communication Solutions - Limited Partnership	CA	Mar, 2019
(13)	NTP	Israel	Partner Land-line Communication Solutions - Limited Partnership	MOC	Feb, 2017
(14)	NTP	Israel	012 Smile Telecom Ltd.	MOC	Dec, 2020

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

See also note 17(6) as to additional guarantees made to third parties.

On January 13, 2015 the Company was awarded an additional frequency bandwidth of 5MHz in the 1800MHz spectrum, for a consideration of NIS 33.5 million, as part of the 4G frequencies tender of the MOC.

(*)
012 Smile Telecom Ltd. wasgranted a special license to provide ISP services to the Israeli populated areas in the West Bank which was valid until February 2016 and is expected to be replaced with a new license. Until the new license is granted, 012 Smile Telecom Ltd have been permitted by the Civilian Administration in the West Bank to continue providing the services.

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

(3) Convenience translation into U.S. Dollars (USD or $ or dollar)
The NIS figures at December 31, 2015 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2015    (USD 1 = NIS 3.902). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

c.	Interests in other entities

(1) Subsidiaries

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
012 Smile Telecom Ltd.
012 Telecom Ltd.
Partner Land-Line Communication Solutions - Limited Partnership
Partner Future Communications 2000 Ltd. ("PFC")
Partner Business Communications Solution - Limited Partnership – not active
Partner Net Ltd.  – not active
012 Mobile GP Ltd.  – not active
Golden Lines 012 Telecommunication Services 2001 Ltd. – not active
012 Mobile Limited Partnership – not active

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

c. Interests in other entities (continued)

(2) Investment in PHI

In November 2013, the Company and Hot Mobile Ltd entered into a network sharing agreement ("NSA") and a right of use agreement. Pursuant to the NSA, the parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership ("PHI"), which will operate and develop a radio access network to be shared by both parties, starting with a pooling of both parties' radio access network infrastructures to create a single shared pooled radio access network. PHI began its operations in July 2015, managing the networks. See also note 9.

As described in note 4(b)(3) the Company does not control PHI nor does it have joint control over it, and the Company accounts for its investment in PHI according to the equity method as PHI is considered an associate. An associate is an entity over which the group has significant influence but not control. Investment in associate is accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and adjusted thereafter to recognize the investor’s share of the post-acquisition profits or losses of the investee in profit or loss, and the group’s share of movements in other comprehensive income of the investee in other comprehensive income.

Unrealized gains on transactions between the Group and the associate are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

See also note 26(f) for information about transactions and balances with respect to the investment in PHI.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	Inventories

Inventories of equipment: cellular handsets and fixed telephones, tablets, laptops, datacards, servers, spare parts, ISP modems, related equipment, accessories and other inventories are stated at the lower of cost or net realizable value. Cost is determined on the "first-in, first-out" basis. The Group determines its allowance for inventory obsolescence and slow moving inventory based upon past experience, expected inventory turnover, inventory ageing and current and future expectations with respect to product offerings.

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

Changes in the obligation to dismantle and remove assets on sites and to restore the sites, on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any balance is recognized immediately in profit or loss, See (m)(2) below.

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

 See note 13(2) with respect of impairment charges in 2015.

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

The licenses are amortized by the straight-line method over their useful lives (see note 1 (d)) excluding any ungranted possible future extensions that are not under the Group's control. The amortization expenses are included in the cost of revenues.

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

Computer software costs are amortized over their estimated useful lives (3 to 10 years) using the straight-line method, see also note 11.

(3)	Customer relationships:

The Company has recognized as intangible assets customer relationships that were acquired in a business combination and recognized at fair value as of the acquisition date. Customer relationships are amortized to selling and marketing expenses over their estimated useful economic lives (5 to 10 years) based on the straight line method. See note 13(2) with respect of impairment charges in 2015.

(4)	012 Smile trade name:

Trade name was acquired in a business combination. In 2015, the Group decided to cease the usage of the "012 Smile" trade name in 2017.As a result the Group revised its expected useful life to end in 2017 as a change in accounting estimate. As a result the amortization expenses of the 012 Smile trade name increased in 2015 by NIS 1 million, and are expected to increase in 2016 and 2017 by approximately NIS 16 million and NIS 6 million respectively, see note 4 (a) (3). See note 13(2) with respect of impairment charges to the 012 Smile trade name in 2015 in an amount of NIS 2 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Licenses and other intangible assets (continued)

(5)	Subscriber Acquisition and Retention Costs (SARC):

Costs to acquire or retain postpaid mobile telecommunication subscribers, less the subscriber's payments towards the handset, pursuant to a contract with a commitment period and early termination penalties, are capitalized to intangible assets, if (1) such assets are identifiable and controlled; (2) it is probable that future economic benefits will flow from the subscribers to the Group; and (3) such costs can be measured reliably. If costs do not meet the aforementioned criteria they are recognized immediately as expenses.

In the event that a subscriber churns off the network or the arrangement is cancelled within the period, any unamortized subscriber acquisition or retention costs are written off in the period in which the subscriber churns. The amortization expenses are included in the cost of revenues.

g.
Right Of Use (ROU)

Right of use (ROU) of international fiber optic cables was acquired in a business combination, subsequent additions are recognized at cost. The ROU is presented as deferred expenses (current and non-current) and is amortized on a straight line basis over a period beginning each acquisition of additional ROU in this framework and until 2027 (including expected contractual extension periods). See also notes 12 and 17(4).

See note 13(2) with respect of impairment charges to ROU in 2015 in an amount of NIS 76 million.

Other costs of right to use other assets in an immaterial amount is presented as deferred expenses and amortized on a straight line basis over the assets useful lives.

h.
Goodwill

Goodwill acquired in a business combination represents the excess of the consideration transferred over the net fair value of the identifiable assets acquired, and identifiable liabilities and contingent liabilities assumed. The goodwill has an indefinite useful economic life and is not subject to amortization; rather is measured at cost less accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to a group of CGUs under the fixed line segment that is expected to benefit from the synergies of the combination. The group of CGUs represents the lowest level within the entity which the goodwill is monitored for internal management purposes.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

h.	Goodwill (continued)

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment loss would be recognized for the amount by which the carrying amount of goodwill exceeded its recoverable amount. The recoverable amount is the higher of value-in-use and the fair value less costs to sell. Value-in-use is determined by discounting expected future cash flows using a pre-tax discount rate. Any impairment is recognized immediately as an expense and is not subsequently reversed. See also note 13(1) in respect of impairment tests.

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

The Group recorded in 2015 impairment charges of intangible assets, deferred expenses – right of use, and fixed assets, see note 13 (2) and note 4 (a) (3)

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

j. Financial instruments (continued)

(1)   Financial instruments at fair value through profit or loss category:
Gains or losses arising from changes in the fair value of derivative financial instruments are presented in the income statement within "finance costs, net" in the period in which they arise. These financial instruments are classified into 2 levels based on their valuation method (see also note 6(c)):

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

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. The amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated cash flows discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement. Trade receivables are presented net of allowance for doubtful accounts. Individual receivables which are known to be uncollectable are written off by reducing the carrying amount directly. The other receivables are assessed collectively. For these receivables the allowance is determined based on percentage of doubtful debts in collection, considering the likelihood of recoverability based on the age of the balances, the historical write-off experience net of recoveries, changes in the credit worthiness, and collection trends.

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

The Group records payments received in advance for services and services to be provided under contractual agreements, such as transmission services, as deferred income until such related services are provided.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

n. Revenues (continued)

(2)   Revenues from sales of equipment:

Revenue from sale of equipment includes revenue from sale of handsets, routers, phones, tablets, laptops, modems, data cards, servers, smartboxes, audio-visual devices, related accessories, other devices and equipment. Revenue is recognized when the significant risks and reward of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement in regards to the goods, and the amount of revenue can be measured reliably.

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

(3)   Revenues from non-current credit arrangements:

Revenues from non-current credit arrangements to customers in respect of sales of equipment are recognized on the basis of the present value of future cash flows, discounted at the prevailing rate for a similar instrument of an issuer with a similar credit rating. The difference between the original credit and its present value is recorded as other income over the credit period (see note 23 – unwinding of trade receivables and note 7(a)).

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

Advertising expenses are charged to the statement of income as incurred. Advertising expenses for the years ended December 31, 2013, 2014 and 2015 totaled NIS 53 million, NIS 49 million and NIS 29 million, respectively.

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

Company's shares acquired by the Company (treasury shares) are presented as a reduction of equity, at the consideration paid, including any incremental attributable costs, net of tax. Treasury shares do not have a right to receive dividends or to vote. See also note 21(a)

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following relevant new standards, amendments to standards or interpretations have been issued, but are not effective for the financial periods beginning January 1, 2015, and have not been early adopted:

(1) IFRS 15, Revenue from Contracts with Customers (IFRS 15). IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance. IFRS 15 is based on the principle that revenue is recognized when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards.

Management is currently assessing the impact of the new rules and has identified the following areas that are likely to be affected:  Sales commissions where the new guidance may result in identification of them as contract cost assets which could affect the timing of the recognition of those costs, instead of capitalizing subscriber acquisition and retention costs; allocation of revenues to performance obligations could affect the timing of revenue recognition. The new standard is effective retrospectively for annual reporting periods beginning on or after January 1, 2018, according to its transition provisions. Earlier application is permitted. The standard permits a modified retrospective approach for the adoption. Under this approach entities will recognize transitional adjustments in retained earnings on the date of initial application (e.g. January 1, 2017), i.e. without restating the comparative period; and applying the new rules to contracts that are not completed as of the date of initial application. At this stage, the Group is still evaluating the impact of the new rules on the Group’s financial statements.

(2) IFRS 9, Financial instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through P&L. It introduces a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. The Group is yet to assess IFRS 9’s full impact.

(3) IFRS16, Leases, which replaces the current guidance in IAS 17. The standard requires lessees, with certain exceptions, to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for lease contracts. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15, Revenue from Contracts with Customers, is also applied. The Group is yet to assess IFRS 16’s full impact.

(4) Amendments to IAS 1, Presentation of Financial Statements. The amendments provide clarifications about issues that include materiality, disaggregation and subtotals, order of presenting the notes, and disclosures about accounting policies. The amendment is effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted. The Group assesses that the amendment's impact on the financial statements is not expected to be material.

(5) Amendments to IFRS 7, Financial Instruments: Disclosures. The first amendment provides guidance for transferred financial assets to help management to determine whether the terms of a servicing arrangement constitute 'continuing involvement'. The Second amendment clarifies the additional disclosures relating to the offsetting of financial assets and financial liabilities only required in interim reports if required by IAS 34. The amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted. The Group assesses that the amendment's impact on the financial statements is not expected to be material.

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

 (2)  Assessing the useful lives of assets:

The useful economic lives of the Group's assets are an estimate determined by management. The Group defines useful economic life of its assets in terms of the assets' expected utility to the Group. This estimation is based on assumptions of future changes in technology or changes in the Group's intended use of these assets, and experience of the Group with similar assets, and legal or contract periods where relevant. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at least annually. See also note 2(e) and note 2(f). See also information with respect to the change in estimate of the useful life of the "012 Smile" trade name in (3) below.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

a. Critical accounting estimates and assumptions (continued)

(3)	Assessing the recoverable amount for impairment tests of assets with finite useful lives:

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

In the fourth quarter of 2015, the Group decided to cease the usage of the "012 Smile" trade name in 2017, this change in business induced the Group to determine that an indicator of impairment exists for the fixed-line segment. See note 13(2).

An Impairment test for the VOB/ISP CGU of the fixed line segment resulted in an impairment charge to certain assets in a total amount of NIS 98 million, based on the key assumptions described in note 13(2). The recoverable amount of the VOB/ISP CGU assets as of December 31, 2015 was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations, which was NIS 250 million. The value in use calculations use pre-tax cash flow projections covering a five-year period and using extrapolation with specific adjustments expected until 2027, which is the economic life of the main asset of the CGU: the deferred expenses – Right of Use, and a pre-tax discount rate of 12.9%. The value-in-use calculations included all factors in real terms. The value-in-use of the assets of the CGU was estimated to exceed the fair value less costs to sale.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

a. Critical accounting estimates and assumptions (continued)

(3) Assessing the recoverable amount for impairment tests of assets with finite useful lives (continued):

The impairment test was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods. See also note 2(i).

As a result of the decision to cease the usage of the "012 Smile" trade name the Group revised its expected useful life to end in 2017 as a change in accounting estimate. As a result the amortization expenses of the trade name increased in 2015 by NIS 1 million, and are expected to increase in 2016 and 2017 by approximately NIS 16 million and NIS 6 million respectively.

Further increase in the level of competition that will continue to push downward prices may require the Group to perform further impairment tests of assets. Such impairment tests may lead to recording significant impairment charges, which could have a material negative impact on the Group's operating and net profit.

                                (4)   Assessing the recoverable amount of goodwill for impairment tests:

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. The recoverable amount of the fixed line segment to which goodwill has been allocated to have been determined based on value-in-use calculations. For the purpose of the goodwill impairment tests as of December 31, 2013, 2014 and 2015 the recoverable amount was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rates do not exceed the long-term average growth rate of the fixed-line communications services business.

The key assumptions used in the December, 31, 2015 test were as follows:

Terminal growth rate	(negative 0.09%)
After-tax discount rate	10.3%
Pre-tax discount rate	13.4%

The impairment test as of December 31, 2015 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 13(1) and note 2(h). No impairment charges were recognized in with respect to goodwill in 2013, 2014 and 2015.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

a. Critical accounting estimates and assumptions (continued)

(4)    Assessing the recoverable amount of goodwill for impairment tests:

Sensitivity Analysis:

The headroom of the fixed line segment fair value over the book value as of December 31, 2013, 2014 and 2015 was approximately 9.5%, 15% and 9% respectively. Sensitivity analysis was performed for the recoverable amount as of December 31, 2015 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 10.3% (9.3% to 11.3%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable minus 0.09% (minus 1.09% to 0.91%), assuming all other variables constant. Results showed that no impairment charge is required for both analysis. However, considering an extreme scenario whereby increasing the discount rate above 10.8% and simultaneously decreasing the permanent growth rate below minus 0.6% would indicate impairment.

(5)   Assessing allowance for doubtful accounts:

The allowance is established when there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, or delinquency or default in debtor payments are considered indicators that a trade receivable is impaired. Individual receivables which are known to be uncollectable are written off by reducing the carrying amount directly. The other receivables are assessed collectively. For these receivables the allowance is determined based on percentage of doubtful debts in collection, considering the likelihood of recoverability based on the age of the balances, the historical write-off experience net of recoveries, changes in the credit worthiness, and collection trends. The trade receivables are periodically reviewed for impairment.

(6)   Considering uncertain tax positions:

The assessment of amounts of current and deferred taxes requires the Group's management to take into consideration uncertainties that its tax position will be accepted and of incurring any additional tax expenses. This assessment is based on estimates and assumptions based on interpretation of tax laws and regulations, and the Group's past experience. It is possible that new information will become known in future periods that will cause the final tax outcome to be different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. See also notes 2(q) and  note 25.

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

(3)    Accounting treatment for the investment in PHI:
The board of directors of Net 4 P.H.I Ltd. Consists of 3 directors nominated by the Company, 3 directors nominated by Hot Mobile and one  independent director who will act as a chairman. Net 4 P.H.I Ltd controls PHI. This governance provides that the Company does not control PHI nor does it have joint control over it, and the Company accounts for its investment in PHI according to the equity method, see also note 2 (c) and note 9.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2015
	In millions
	Cellular segment	Fixed-line segment		Elimination	Consolidated
Segment revenue - Services	2,275	717			2,992
Inter-segment revenue - Services	22	189		(211)
Segment revenue - Equipment	1,051	68			1,119
Total revenues	3,348	974		(211)	4,111

Segment cost of revenues - Services	1,856	736	(*)		2,592
Inter-segment cost of revenues- Services	187	24		(211)
Segment cost of revenues - Equipment	832	48			880
Cost of revenues	2,875	808		(211)	3,472
Gross profit	473	166			639

Operating expenses	506	134	(*)		640
Income with respect to settlement agreement with Orange	61				61
Other income, net	44	3			47
Operating profit	72	35			107
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization (including impairment charges, see note 13)	510	243			753
–Other (1)	15	1			16
Adjusted EBITDA (2)	597	279			876
Reconciliation of Adjusted EBITDA to loss before income tax
– Depreciation and amortization (including impairment charges, see note 13)					753

–Finance costs, net					143
–Other (1)					16
Loss before income tax					(36)

(*) Includes impairment charges in the fixed line segment, see Note 13.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2013
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue – Services	2,876	908		3,784
Inter-segment revenue – Services	31	177	(208)
Segment revenue – Equipment	703	32		735
Total revenues	3,610	1,117	(208)	4,519

Segment cost of revenues - Services	2,070	747		2,817
Inter-segment cost of revenues- Services	175	33	(208)
Segment cost of revenues - Equipment	664	29		693
Cost of revenues	2,909	809	(208)	3,510
Gross profit	701	308		1,009

Operating expenses	544	135		679
Other income, net	77	2		79
Operating profit	234	175		409
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	545	155		700
–Other (1)	5	*		5
Adjusted EBITDA (2)	784	330		1,114
Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				700
- Finance costs, net				211
- Other (1)				5
Profit before income tax				198

* Representing an amount of less than 1 million.

(1)     Mainly amortization of employee share based compensation.

(2)
Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use, amortization of share based compensation and impairment charges), as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges; it is fully comparable to EBITDA information which has been previously provided for prior periods.

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

2. Market risks

(a)   Description of market risks

Cash flow risk due to interest rate changes and CPI changes
The Group is exposed to fluctuations in the Israeli Consumer Price index (CPI), as some of the Group's non-current borrowings and notes payable are linked to the CPI. The Group did not enter into CPI hedging transactions in 2013, 2014 and 2015.

Furthermore, the Group's notes payable and non-current borrowings bearing variable interest rate cause cash flow risks. Based on simulations performed, an increase (decrease) of 1% interest rates during 2015 in respect of the abovementioned financial instruments would have resulted in an annual increase (decrease) in interest expenses of NIS 7 million. The Group does not enter into interest rate hedging transactions.

Foreign exchange risk
The Group's operating income and cash flows are exposed to currency risk, mainly due trade receivables and trade payables denominated in foreign currencies. During 2013 the Group closed its free standing forward contracts positions. The Group did not enter into free standing forward transactions in 2014 and 2015.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

Data regarding the US Dollar and Euro exchange rate and the Israeli CPI:

	Exchange	Exchange
	rate of one	rate of one	Israeli
	Dollar	Euro	CPI*
At December 31:
2015	NIS 3.902	NIS 4.247	221.13 points
2014	NIS 3.889	NIS 4.725	223.36 points
2013	NIS 3.471	NIS 4.782	223.80 points
Increase (decrease) during the year:
2015	0.3%	(10.1)%	(1.0)%
2014	12.0%	(1.2)%	(0.2)%
2013	(7.0)%	(2.8)%	1.8%

* Index for each reporting period's last month, on the basis of 1993 average = 100 points.

Sensitivity analysis:

An increase (decrease) of 2% in the CPI as at December 31, 2013, 2014 and 2015 would have decreased (increased) equity and profit by NIS 36 million, NIS 34 million, and 20 million, for the years ended December 31, 2013, 2014, 2015 respectively, assuming all other variables remain constant.

An increase (decrease) of 5% in the USD exchange rate as at December 31, 2013, 2014 and 2015 would have decreased (increased) equity and profit by NIS 3 million, NIS 8 million, and NIS 5 million, for the years ended December 31, 2013, 2014, 2015 respectively, assuming that all other variables remain constant.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2. Market risks (continued)

(b) Analysis of linkage terms of financial instruments balances

	December 31, 2015
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS linked to CPI	NIS unlinked	Total
	New Israeli Shekels In millions
Current assets
Cash and cash equivalents		1		925	926
Trade receivables*	50	50		957	1,057
Other receivables				31	31

Non- current assets
Trade receivables				492	492

Total assets	50	51		2,405	2,506

Current liabilities
Current maturities of notes payable and borrowings			353	201	554
Trade payables*	117	46		552	715
Payables in respect of employees				68	68
Other payables				10	10

Non- current liabilities
Notes payable			463	727	1,190
Borrowings from banks and others			198	1,159	1,357

Total liabilities	117	46	1,014	2,717	3,894

In or linked to foreign currencies
New Israeli Shekels in millions
* Accounts that were set-off under enforceable netting arrangements
Trade receivables gross amounts	248
Set-off	(148)
Trade receivables, net	100

Trade payables gross amounts	311
Set-off	(148)
Trade payables, net	163

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

 2. Market risks (continued)

(b)  Analysis of linkage terms of financial instruments balances (continued)

	December 31, 2014
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS linked to CPI	NIS unlinked	Total
	New Israeli Shekels In millions
Current assets
Cash and cash equivalents	28	1		634	663
Trade receivables*	48	64		836	948
Other receivables				12	12

Non- current assets
Trade receivables				418	418

Total assets	76	65		1,900	2,041

Current liabilities
Current maturities of notes payable			122	187	309
Trade payables*	187	46		571	804
Payables in respect of employees				85	85
Other payables			1	6	7
Derivative financial instruments	3				3

Non- current liabilities
Notes payable			822	911	1,733
Borrowings from banks and institutions			731	502	1,233

Total liabilities	190	46	1,676	2,262	4,174

In or linked to foreign currencies
New Israeli Shekels in millions
* Accounts that were set-off under enforceable netting arrangements
Trade receivables gross amounts	302
Set-off	(190)
Trade receivables, net	112

Trade payables gross amounts	423
Set-off	(190)
Trade payables, net	233

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

 2. Market risks (continued)

(c) Details regarding the derivative financial instruments

The notional amounts of derivatives as of December 31, 2014 and 2015 are as follows, based on the amounts of currencies to be received, translated into NIS at the exchange rates prevailing at each of the reporting dates, respectively:

	New Israeli Shekels
	December 31
	2014	2015
	In millions
Embedded derivatives pay USD, receive NIS	44	35

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

3. Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's trade receivables, and also from cash and cash equivalents and other receivables. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group conducts credit evaluations on receivables of certain types over a certain amount, and requires collaterals against them. Accordingly, the financial statements include appropriate allowances for estimated irrecoverable amounts. See also note 2(j)(2).

The face amount of financial assets represents the maximum credit exposure, see note 6(c).

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

Maturities of financial liabilities as of December 31, 2015:

	2016	2017	2018	2019 to 2020	2021 to 2022	2023	Total undisco-unted	Less offering expenses and discounts	Total discounted
	New Israeli Shekels in millions
Principal payments of long term indebtedness:
Notes payable series B (*)	121						121	**	121
Notes payable series C (*)	232	232	232				696	(1)	695
Notes payable series D		109	109	218	110		546	(3)	543
Notes payable series E	187	187					374	(3)	371
Borrowing C			25	50			75		75
Borrowing D			25	50			75		75
Borrowing E				152			152		152
Borrowing F (*)				198			198		198
Borrowing G			20	40	40		100		100
Borrowing H			20	40	40		100		100
Borrowing I			30	80	10		120		120
Borrowing J	15	14	14	29	4		76		76
Borrowing K			22	53			75		75
Borrowing L			33	67	67	33	200		200
Borrowing M		17	33	67	67	16	200		200
Expected interest payments of long term borrowings and notes payables (*)	104	81	58	59	15	1	318		318
Trade and other payables	715						715		715
	1,374	640	621	1,103	353	50	4,141	(7)	4,134

(*)   Linked to the CPI as of December 31, 2015
(**) Representing an amount of less than NIS 1 million

See note 15 in respect of borrowings and notes payable.

  b.   Capital risk management

Credit rating: On July 29, 2015, Standard & Poor's Maalot ("S&P Maalot") has revised the Company's ilAA-/Stable credit rating to ilA+/Stable on a local scale.

See note 15 (5) regarding covenants.

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

		December 31, 2014			December 31, 2015
	Category	Carrying amount	Fair value	Interest rate used (**)	Carrying amount	Fair value	Interest rate used (**)
		New Israeli Shekels in millions
Assets
Cash and cash equivalents	L&R	663	663		926	926
Trade receivables	L&R	1,366	1,372	4.21%	1,549	1,552	3.73%
Other receivables (*)	L&R	12	12		6	6
Liabilities
Notes payable series B	AC	243	254	Market quote	121	123	Market quote
Notes payable series C	AC	701	750	Market quote	695	724	Market quote
Notes payable series D	AC	542	538	Market quote	543	548	Market quote
Notes payable series E	AC	556	607	Market quote	371	399	Market quote
Trade and other payables (*)	AC	896	896		793	793
Borrowing A	AC	532	557	1.10%
Borrowing C	AC	75	88	2.38%	75	85	2.66%
Borrowing D	AC	75	88	2.38%	75	85	2.66%
Borrowing E (*)	AC	152	152		152	152
Borrowing F	AC	199	216	1.70%	198	210	1.79%
Borrowing G	AC	100	100	3.08%	100	100	3.08%
Borrowing H	AC	100	100	2.93%	100	100	2.93%
Borrowing I	AC				120	121	3.17%
Borrowing J	AC				76	77	2.75%
Borrowing K	AC				75	75	3.71%
Borrowing L	AC				200	203	4.25%
Borrowing M	AC				200	200	3.884%
Derivative financial instruments	FVTPL Level 2	3	3		*	*

(*)	The fair value of these financial instruments equals their carrying amounts, as the impact of discounting is not significant.

(**)
The fair values of the notes payable quoted market prices at the end of the reporting period are within level 1 of the fair value hierarchy. The fair values of other instruments under AC categories were calculated based on observable weighted average of interest rates derived from quoted market prices of the Group's notes payable of similar terms and nature, are within level 2 of the fair value hierarchy.

See also note 15 in respect of borrowings and notes payable.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TRADE RECEIVABLES

(a)	Composition:

	New Israeli Shekels
	December 31
	2014	2015
	In millions
Trade (current and non-current)	1,577	1,763
Deferred interest income (note 2(n)(3))	(45)	(45)
Allowance for doubtful accounts	(166)	(169)
	1,366	1,549
Current	948	1,057
Non – current	418	492

Non-current trade receivables bear no interest. These balances are in respect of equipment sold in installments (18-36 monthly payments (mainly 36)). The current amount is computed on the basis of the interest rate relevant at the date of the transaction (2014 – 4.21% - 5.62%) (2015 – 3.73% - 4.21%).

During 2014 and 2015 the Company factored non-current trade receivables resulting from sales of equipment through credit cards in an amount of NIS 201 million and NIS 165 million, respectively. The factoring was executed through a clearing company, on a non-recourse basis. The factoring of accounts receivable was recorded by the Company as a sale transaction under the provisions of IAS 39. The resulting costs were charged to "finance expenses" in the statement of income, as incurred. The Group does not have continuing involvement in the factored trade receivables.

(b)	Allowance for doubtful accounts:

The changes in the allowance for the years ended December 31, 2013, 2014 and 2015 are as follows:

	New Israeli Shekels
	Year ended
	2013	2014	2015
	In millions
Balance at beginning of year	222	202	166
Receivables written-off during the year as uncollectible	(70)	(74)	(61)
Charge or expense during the year	50	38	64
Balance at end of year	202	166	169

Doubtful accounts expenses are recorded in the statement of income under General and administrative expenses. See note 6(a)(3) regarding trade receivables credit risk.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TRADE RECEIVABLES (continued)

(b)   Allowance for doubtful accounts (continued)

The aging of gross trade receivables and their respective allowance for doubtful accounts as of December 31, 2014 and 2015 is as follows:

	New Israeli Shekels
	December 31
	2014		2015
	In millions
	Gross	Allowance	Gross	Allowance
Less than one year	1,387	70	1,679	108
More than one year	116	96	84	61
	1,503	166	1,763	169

NOTE 8 – INVENTORY

	New Israeli Shekels
	December 31
	2014	2015
	In millions
Handsets and devices	98	82
Accessories and other	18	16
Spare parts	18	20
ISP modems, routers, servers and related equipment	4	2
	138	120

Write-offs recorded	3	5
Cost of inventory recognized as expenses and included in cost of revenues for the year ended	780	898

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – INVESTMENT IN PHI

Network sharing agreement and right of use

On November 8, 2013 the Company and Hot Mobile Ltd ("Hot Mobile") have entered into a 15-year network sharing agreement (“NSA”), which was approved by the Antitrust Commissioner as described below, and by the Ministry of Communications. Pursuant to the NSA, the parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership (hereinafter "PHI"), which will operate and develop a radio access network to be shared by both parties, starting with a pooling of both parties' radio  access network infrastructures to create a single shared pooled radio access network (the "Shared Network"). The parties have also established a 50-50 company limited by shares under the name Net 4 P.H.I Ltd., to be the general partner of the limited partnership.

According to the NSA, Hot Mobile will pay the Company a onetime amount of NIS 250 million ("Lump Sum"), by the beginning of year 2017 unless one of the parties exercises an option granted to it under the NSA, pursuant to which a portion of the Lump Sum will be paid earlier) (the "Option"). Beginning on the earlier of January 1, 2017 or the date of payment of the said portion of the Lump Sum (payable upon exercise of the Option) ,(i) each party will bear half of the capital expenditures relating to the Shared Network, and (ii) the bearing of the operating costs of the Shared Network will be according to a pre-determined mechanism, according to which one half of the operating costs will be shared equally by the parties, and one half will be divided between the parties according to the relative volume of traffic consumption of each party in the Shared Network ("Capex-Opex Mechanism").

In May 2014, the Antitrust Commissioner (the "Commissioner") resolved to approved the NSA, subject to conditions that include: (a) Prohibition on exchange of information that is not required for the activities of PHI; (b) Limitations with respect to the serving as an officer or employee in either of the companies concurrent with serving as an officer or employee in PHI and certain cooling off periods were set in case of transition of officers and employees from PHI to the companies. However, this should not prevent PHI from employing employees or officers, that are currently serving as employees or officers in the companies (which employees will move to PHI and work for PHI only); (c) After a period of seven years from the date of the Commissioner's approval or after a period of six years from the issue date of all of the approvals of the Ministry of Communications, whichever is earlier, the Commissioner shall be allowed to notify the companies of the cancellation of his resolution, if he has concluded that the establishment of PHI, its existence or operations are liable to be substantively detrimental to the competition.

On November 8, 2013, the Company and Hot Mobile entered into a separate Right of Use agreement which is valid until January 4, 2017 ("ROU"), under which the Company provides services to Hot Mobile, in the form of access to use to its cellular network. According to the ROU, Hot Mobile will pay the Company fixed base payments with additional variable payments based, among other things, on traffic consumption exceeding a defined threshold.

In the event that any of the parties exercises the Option referred to in the NSA, and Hot Mobile pays the relevant portion of the Lump Sum earlier than January 1, 2017, the Capex-Opex Mechanism will become effective and Hot Mobile shall cease paying the payments payable under the ROU with respect to the period that follows the occurrence of the foregoing.

See note 26 with respect to transactions and balances with PHI.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – INVESTMENT IN PHI (continued)

Set out below are the associates (see also note 2(c)(2) and note 4(b)(3) ) of the Group as at December 31, 2015 held by the Group 50% of ownership interests: P.H.I. Networks (2015) Limited Partnership ("PHI"), and Net 4 P.H.I Ltd. Both are incorporated and operate in Israel. The board of directors of Net 4 P.H.I Ltd. consists of 3 directors nominated by the Company,3 directors nominated by Hot Mobile and one  independent director who will act as a chairman. Net 4 P.H.I Ltd. controls PHI.  This governance provides that the Company does not control PHI nor does it have joint control over it and the Company accounts for its investment in PHI according to the equity method. Set out below is a summarized financial information for the associates which are accounted for using the equity method.

As at December 31
2015
NIS in millions
Current assets	26
Non-current assets	8
Current liabilities	24
Non-current liabilities	8

Supplemental information relating to associates:
Commitments for operating leases	7
Commitments to purchase property and equipment	4

Year ended December 31
2015
NIS in millions

Summarized statement of income
Revenue	94
Pre-tax Profit	*
After-tax profit	*
Total comprehensive income	*

Reconciliation to carrying amount:
Opening net assets January 1, 2015	-
Profit for the period	*
Partners contributions	2
Closing net assets	2
Carrying amount: Group's share (50%)	1

* Representing an amount of less than NIS 1 million.

In February 2016, HOT Mobile exercised its option under the Network Sharing Agreement to advance the payment date of the Lump Sum, in the amount of NIS 250 million, is expected to be received during 2016, with the following payments schedule; NIS 35 million during each of the second and third quarter, and NIS 180 million no later than December 15, 2016. The Lump Sum will be recognized as deferred revenue which is to be amortized to the income statement over a period of eight years, which is determined to be the shorter of the expected period of the arrangement or the expected life of the related assets.  In view of the exercise of the option, capital expenditures and operating costs shall be shared according to the mechanisms described above, from April 2016.

Hot Mobile shall cease paying the payments payable under the right of use agreement from April 2016. In 2015, recorded revenues relating to the right of use agreement totaled approximately NIS 120 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – PROPERTY AND EQUIPMENT

	Communication network	Computers and information systems	Optic fibers and related assets	Office furniture and equipment	Property and leasehold improvements	Total
	New Israeli Shekels In millions
Cost
Balance at January 1, 2013	2,501	401	412	31	278	3,623
Additions in 2013	208	2	38	*	10	258
Disposals in 2013	205	71		1	74	351
Balance at December 31, 2013	2,504	332	450	30	214	3,530

Additions in 2014	237	23	19	3	12	294
Disposals in 2014	237	52		8	22	319
Balance at December 31, 2014	2,504	303	469	25	204	3,505

Additions in 2015	118	*	19	*	4	141
Disposals in 2015	423	39	2		30	494
Balance at December 31, 2015	2,199	264	486	25	178	3,152

Accumulated depreciation
Balance at January 1, 2013	1,197	189	93	20	134	1,633
Depreciation in 2013	318	61	27	3	48	457
Disposals in 2013	205	71		1	74	351
Balance at December 31, 2013	1,310	179	120	22	108	1,739

Depreciation in 2014	305	51	31	4	33	424
Disposals in 2014	236	52		8	23	319
Balance at December 31, 2014	1,379	178	151	18	118	1,844

Depreciation in 2015	271	45	34	2	24	376
Impairment charges (**)	5	7				12
Disposals in 2015	423	39	2		30	494
Balance at December 31, 2015	1,232	191	183	20	112	1,738

Carrying amounts, net

At December 31, 2013	1,194	153	330	8	106	1,791
At December 31, 2014	1,125	125	318	7	86	1,661
At December 31, 2015	967	73	303	5	66	1,414

(*) Representing an amount of less than 1 million.

	New Israeli Shekels
	Year ended December 31
	2013	2014	2015
	In millions
Depreciation expenses and impairment charged to the income statement:
Cost of revenues	427	396	363
Selling and marketing expenses	13	17	16
General and administrative expenses	17	11	9
	457	424	388
Cost additions include capitalization of salary and employee related expenses	42	41	30

(**) See note 13(2)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
NOTE 11 –INTANGIBLE ASSETS

Intangible assets with finite economic useful lives:

	Licenses	Trade name	Customer relationships	Subscriber acquisition and retention costs	Computer software(*)	Total
	New Israeli Shekels In millions
Cost
Balance at January 1, 2013	2,088	73	276	72	463	2,972
Additions in 2013				7	155	162
Disposals in 2013				67	45	112
Balance at December 31, 2013	2,088	73	276	12	573	3,022
Additions in 2014				5	135	140
Disposals in 2014				4	62	66
Balance at December 31, 2014	2,088	73	276	13	646	3,096
Additions in 2015	35			6	89	130
Disposals in 2015				6	73	79
Balance at December 31, 2015	2,123	73	276	13	662	3,147

Accumulated amortization
Balance at January 1, 2013	1,336	23	140	67	189	1,755
Amortization in 2013	82	5	24	9	92	212
Disposals in 2013				67	45	112
Balance at December 31, 2013	1,418	28	164	9	236	1,855
Amortization in 2014	84	5	24	4	111	228
Disposals in 2014				4	62	66
Balance at December 31, 2014	1,502	33	188	9	285	2,017
Amortization in 2015(**)	86	6	23	7	121	243
Impairment charges (***)		2	8			10
Disposals in 2015				6	73	79
Balance at December 31, 2015	1,588	41	219	10	333	2,191

Carrying amounts, net
At December 31, 2013	670	45	112	3	337	1,167
At December 31, 2014	586	40	88	4	361	1,079
At December 31, 2015	535	32	57	3	329	956

	New Israeli Shekels
	Year ended December 31
	2013	2014	2015
	In millions
Amortization expenses and impairments charged to the income statement:
Cost of revenues	183	200	214
Selling and marketing expenses	29	28	39
	212	228	253

(*) Cost additions include capitalization of salary and employee related expenses	45	44	35

(**) See information with respect to change in estimate of economic life of the trade name in 2015 in note 2(f)(4)
(***) See note 13(2).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – DEFERRED EXPENSES – RIGHT OF USE

New Israeli Shekels in millions
Cost
Balance at January 1, 2013	363
Additional payments in 2013	17
Balance at December 31, 2013	380
Additional payments in 2014	22
Balance at December 31, 2014	402
Additional payments in 2015	34
Balance at December 31, 2015	436

Accumulated amortization and impairment
Balance at January 1, 2013	203
Amortization in 2013	31
Balance at December 31, 2013	234
Amortization in 2014	37
Balance at December 31, 2014	271
Amortization in 2015	36
Impairment recorded	76
Balance at December 31, 2015	383

Carrying amount, net
At December 31, 2013	146
Current	28
Non-current	118

Carrying amount, net
At December 31, 2014	131
Current	34
Non-current	97

Carrying amount, net
At December 31, 2015	53
Current	33
Non-current	20

See also notes 17(4) and note 2(g).

The amortization and impairment charges are charged to cost of revenues in the statement of income. See also note 13(2) with respect of impairment charges in 2015.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – IMPAIRMENT TESTS

(1)	Goodwill impairment tests

Goodwill is allocated to a single group of CGUs which constitute all the operations of the fixed-line segment, in an amount of NIS 407 million.

For the purpose of the goodwill impairment tests as of December 31, 2013, 2014 and 2015 the recoverable amount was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rates do not exceed the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

	As of December 31,
	2013	2014	2015
Terminal growth rate	(negative 0.3%)	(negative 0.2%)	(negative 0.09%)
After-tax discount rate	11.7%	10.5%	10.3%
Pre-tax discount rate	15.8%	14.3%	13.4%

The impairment tests as of December 31, 2013, 2014 and 2015 were based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. As a result of the impairment tests, the Group determined that no goodwill impairment existed as of December 31, 2013, 2014 and 2015. See also note 4(a)(4) and note 2(h).

(2)	Impairment tests of assets with finite useful lives

In 2015, the Group decided to cease the usage of the "012 Smile" trade name in 2017, this change in business induced the Group to determine that an indicator of impairment exist for the fixed-line segment. See also information with respect to change in estimate of useful life of the intangible asset trade name in note 4(a)(3) and 4(a)(2).

For the purpose of the impairment test, the assets were grouped to the lowest level for which there are separately identifiable cash flows (CGU).

(i)
The Group reviewed the recoverability of the VOB/ISP CGU assets. As a result, an impairment charge in a total amount of NIS 98 million was recognized. The impairment charge was allocated to the assets of the CGU pro rata, on the basis of the carrying amount of each asset, provided that the impairment did not reduce the carrying amount of an asset below the highest of its fair value less costs to sell and its value-in-use, and zero. Accordingly, the following impairment charges were recorded in the assets of the above CGU:

(a)	Right of use by NIS 76 million, recorded in cost of revenues (see note 12).
(b)	Customer relationships by NIS 8 million, recorded in selling and marketing expenses.
(c)	Computers and information systems by NIS 7 million, recorded in cost of revenues.
(d)	Communication network by NIS 5 million, recorded in cost of revenues.
(e)	Trade name by NIS 2 million, recorded in selling and marketing expenses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – IMPAIRMENT TESTS (continued)

The recoverable amount of the VOB/ISP CGU assets as of December 31, 2015 was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations, which was NIS 250 million. The value in use calculations use pre-tax cash flow projections covering a five-year period and using extrapolation with specific adjustments expected until 2027,which is the economic life of the main asset of the CGU: the deferred expenses – Right of Use, and a pre-tax discount rate of 12.9%. The value-in-use calculations included all factors in real terms.

The impairment test was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods. See also note 2(i) and note 4(a)(3).

(ii) The Group reviewed the recoverability of the ILD CGU of the fixed line segment and determined that no impairment exists as of December 31, 2015.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – PROVISIONS

	Dismantling and restoring sites obligation	Legal claims**	Equipment warranty
	New Israeli Shekels In millions
Balance as at January 1, 2015	35	55	3
Additions during the year	*	30	8
Reductions during the year	*	(10)	(9)
Unwind of discount	1
Balance as at December 31, 2015	36	75	2
Non-current	36	-	-
Current	-	75	2

Balance as at December 31, 2014	35	55	3
Non-current	35	-	-
Current	-	55	3

*   Representing an amount of less than 1 million.
** See also note 20.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 –BORROWINGS AND NOTES PAYABLE

(1)	Borrowings and Notes Payable

The Group has received loans from leading Israeli commercial banks and institutions. The Group may, at its discretion prepay the loans, subject to certain conditions, including that the Group shall reimburse the lender for losses sustained by it as a result of the prepayment. The reimbursement is mainly based on the difference between the interest rate that the Group would otherwise pay and the current market interest rate on the prepayment date.

The notes payable are unsecured non-convertible and listed for trade on the TASE.

The notes payable have been rated ilA+, on a local scale, by Standard & Poor’s Maalot.

Composition as of December 31, 2015:

	Linkage terms (principal and interest)	Annual interest rate
Notes payable series B	CPI	3.4% CPI adj.
Notes payable series C	CPI	3.35% CPI adj.
Notes payable series D		'Makam'(*) plus 1.2%
Notes payable series E		5.5% fixed
Borrowing C		5.7% fixed
Borrowing D		5.7% fixed
Borrowing E		Prime(**) minus 0.025%
Borrowing F	CPI	3.42% CPI adj.
Borrowing G		3.08% fixed
Borrowing H		2.93% fixed
Borrowing I (see also note 15 (3))		3.17% fixed
Borrowing J (see also note 15 (3))		2.75% fixed
Borrowing K (see also note 15 (3))		3.71% fixed
Borrowing L (see also note 15 (3))		4.25% fixed
Borrowing M (see also note 15 (3))		3.884% fixed

 (*)    'Makam' is a variable interest that is based on the yield of 12 month government bonds issued by the government of Israel. The interest is updated on a quarterly basis.

          The interest rates paid (in annual terms, and including the additional interest of 1.2%) for the period from October 1, 2015 to December 30, 2015 was 1.27%

(**)
The Israeli Prime interest rate is determined by the Bank of Israel and updated on a monthly basis. The Israeli Prime interest rate as of December 31, 2014 and 2015 was 1.75% and 1.60% per year, respectively

  See note 6 (a) (4) as to the balances and maturities of the borrowings and the notes payable.

  See note 6 (c) as to the fair value of the borrowings and the notes payable.

(2)
Principal prepayments made

Borrowing A: In January, November and December 2015, the Company prepaid portions of  linked principal outstanding of the loan in the amounts of NIS 177 million, NIS 176 million and NIS 176 million, which were due originally in December 2016, December 2017 and December 2018, respectively, thus completing full and final repayment of Borrowing A.

The Company paid prepayment fees in 2014 and 2015 in a total amount of NIS 6 million and NIS 19 million, respectively. The fees were recorded in interest costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 –BORROWINGS AND NOTES PAYABLE (continued)

(3)	New borrowings received

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

Borrowing K: On March 15, 2015, the Company received a long-term loan from a group of institutional corporations, in the principal amount of NIS 75 million for a period of 5 years, bearing an annual fixed interest at the rate of 3.71%. The principal is payable in 10 equal instalments, commencing in June 2018. The interest is payable on a quarterly basis.

Borrowing L: On March 31, 2015, the Company received a long-term loan from a group of institutional corporations, in the principal amount of NIS 200 million for a period of 8 years, bearing an annual fixed interest at the rate of 4.25%. The principal is payable in 12 equal instalments, commencing in March 2018. The interest is payable on a semi-annual basis.

Borrowing M: On July 1, 2015, the Company received a long-term loan from a group of institutional corporations, in the principal amount of NIS 200 million, bearing an annual fixed interest at the rate of 3.884%. The principal is payable in 24 equal quarterly payments, commencing in September 2017. The interest is payable on a quarterly basis.

(4)	Loan Commitments

On May 26, 2014, the Company engaged in a loan agreement with a group of institutional corporations ("Lenders"), according to which on December 28, 2016 the Lenders will provide the Company a loan in the principal amount of NIS 250 million. The Loan will bear unlinked interest at the rate of 4.95% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2017.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 –BORROWINGS AND NOTES PAYABLE (continued)

(5)	Financial covenants

The terms of loans require the Group to comply with financial covenants on a consolidated basis. Their main provisions are two ratios:

(1)
The ratio of (a) the amount of all financial obligations of the Company including bank guarantees that the Company has undertaken ("Total Debt") to (b) EBITDA less Capital Expenditures shall not exceed 6.5 (the ratio as of December 31, 2014 and 2015 was 5.1 and 5.5, respectively); and

(2)	The ratio of (a) Total Debt to (b) the EBITDA of the Company shall not exceed 4 (the ratio as of December 31, 2014 and 2015 was 3.1 and 3.8, respectively).

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

The Group was in compliance with all covenants stipulated for the years 2014 and 2015. The covenants are measured every six months (on June 30, and December 31) on an annualized basis of twelve months and are based on the financial results for the preceding period of twelve months.

The existing loans agreements allow the lenders to demand an immediate repayment of the loans in certain events (events of default), including, among others, a material adverse change in the Company's business and non-compliance with the financial covenants set in those agreements.

(6)	Negative pledge

The Company provided the lenders with a negative pledge undertaking (i.e., not to pledge any of its assets to a third party), except for a number of exceptions that were agreed upon, including pledge (other than by way of floating charge) in favor of a third party over specific assets or rights of the Company, securing obligations no greater than NIS 100 million in aggregate. See note 6 regarding the Company's exposure to market risks and liquidity risk.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. See also note 2(k).

        (1)   Defined contribution plan:

The Group had contributed NIS 15 million, NIS 17 million, NIS 15 million for the years 2013, 2014 and 2015 respectively, in accordance with Section 14 of the Israeli Severance Pay Law. See also note 2(k)(i)(1).

(2)	Defined benefit plan:

Liability for employee rights upon retirement, net is presented as non-current liability.

The amounts recognized in the statement of financial position, in respect of a defined benefit plan (see note 2(k)(i)(2)) and changes during the year in the obligation recognized for post-employment defined benefit plans were as follows:

	New Israeli Shekels in millions
	Present value of obligation	Fair value of plan assets	Total
At January 1, 2014	190	(145)	45
Current service cost	19		19
Interest expense (income)	6	(5)	1
Employer contributions		(17)	(17)
Benefits paid	(23)	17	(6)
Remeasurements:
Experience loss (gain)	3	(3)	*
Loss from change in demographic assumptions	7		7
Loss from change in financial assumptions (**)	2		2
Return on plan assets		*	*
At December 31, 2014	204	(153)	51
Current service cost	17		17
Interest expense (income)	4	(4)	*
Employer contributions		(15)	(15)
Benefits paid	(86)	72	(14)
Remeasurements:
Experience loss (gain)	(4)	1	(3)

Loss (gain) from change in financial assumptions	(2)	*	(2)
Return on plan assets		*	*
At December 31, 2015	133	(99)	34

(*)	Representing an amount of less than NIS 1 million

Remeasuremens are recognized in the statement of comprehensive income.

The expected contribution to the defined benefit plan during the year ended December 31, 2016 is approximately NIS 11 million.

As described in note 22(d) the Company recorded a payroll onetime expense of approximately NIS 35 in 2015. This charge is not a change in the defined benefit plan and is not past service cost.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

The principal actuarial assumptions used were as follows:

	December 31
	2014	2015
Interest rate weighted average	3.0%	3.47%
Inflation rate weighted average	1.6%	1.20%
Expected turnover rate	10% - 49%	10% - 49%
Future salary increases	1% - 26%	1% - 26%

The sensitivity of the defined benefit obligation to changes in the principal assumptions is:

	December 31, 2015
	NIS in millions
	Increase of 10% of the assumption	Decrease of 10% of the assumption
Interest rate	(0.7)	0.6
Expected turnover rate	0.4	(0.5)
Future salary increases	0.2	(0.2)

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

Expected maturity analysis of undiscounted defined benefits as at December 31, 2015:

NIS in millions
2016	45
2017	14
2018	11
2019 and 2020	16
2021 and thereafter	73
159

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – COMMITMENTS

(1)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. For the years 2013, 2014 and 2015 the Company paid a total amount of approximately NIS 60 million, NIS 60 million and NIS 65 million, respectively. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due.

(2)	At December 31, 2015, the Group is committed to acquire property and equipment and software elements for approximately NIS11 million.

(3)	At December 31, 2015, the Group is committed to acquire inventory in an amount of approximately NIS 647 million.

(4)	Right of Use (ROU)

012 Smile signed long-term agreements with service providers to receive indefeasible Rights of Use (ROU) of international capacities through submarine infrastructures (see note 12), most extendable until 2027. As of December 31, 2015, 012 Smile is committed to pay for capacities over the following years an amount of NIS 303 million (excluding maintenance fees) as follows:

New Israeli Shekels in millions
2016	51
2017	48
2018	51
2019	51
2020 and thereafter	102
303

In addition, under the terms of the ROU agreements, 012 Smile is committed to pay annual maintenance fees during the usage period. The total aggregated expected maintenance fee for the years 2016-2023 is approximately NIS 89 million. All payments under the ROU agreements are linked to the USD.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – COMMITMENTS (continued)

(5)
In April 2012 - the Company entered into a five-year agreement with Bezeq - The Israel Telecommunication Corp., Ltd. ("Bezeq"), effective as of January 1, 2012, for the supply of transmission services for use in Partner's mobile network ("the Bezeq Agreement"). According to the Bezeq Agreement, the minimum annual commitment is NIS 55 million for the year 2012 and will gradually increase to NIS 71 million for the year 2016 due to the increase in the scope of the capacity to be purchased in accordance with the layout agreed upon by the parties. The minimum commitment as of December 31, 2015 is NIS 71 million. Commencing April 2015, Hot Mobile undertakes its share in these expenses through PHI according to the OPEX-CAPEX mechanism, see note 9.

(6)
Liens and guarantees

As of December 31, 2105, the Group has provided bank guarantees in respect of licenses (see note 1(d)) in an amount of  NIS 127 million, in addition to bank guarantees in favor of other parties in an aggregate amount of approximately NIS 77 million. The total bank guarantees provided by the Group as of December 31, 2015 is NIS 204 million.

(7)	Covenants and negative pledge – see note 15(5), (6).

(8)	See note 15 (4) with respect of loan commitments.

(9)	Operating leases – see note 19.

(10)	See note 9 with respect to network sharing and right of use agreements.

NOTE 18 – DEFERRED INCOME WITH RESPECT TO SETTLEMENT AGREEMENT WITH ORANGE

In June 2015, the Company announced that it had entered into a settlement agreement with Orange Brand Services Ltd ("Orange") which created a new framework for their relationship and provided both Partner and Orange the right to terminate the brand license agreement which had been in force since 1998. In accordance with the terms of the settlement agreement, the Company received advance payments in a total of €90 million during 2015; €40 million of which was received between the signing of the agreement and the completion of a market study to assess the Company’s position within the dynamics of the Israeli telecommunications services market; and €50 million of which was received in the fourth quarter of 2015, following the Company’s notice to Orange of its decision to terminate the brand license agreement.

As set forth in the settlement agreement, the advance payments are to be recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses to be incurred over this period.  The income is to be recorded in the Company’s income statement under “Income with respect to settlement agreement with Orange".  For 2015, the Company recognized income with respect to the settlement agreement in an amount of NIS 61 million (US$ 16 million). Based on a legal opinion obtained by the Company, the advance payments are considered compensation payments and are therefore not subject to VAT charges.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 – OPERATING LEASES

 The Group has entered into operating lease agreements as follows:

(1)
The Group leases it's headquarter facilities in Rosh Ha-ayin, Israel, with a total of approximately 51,177 gross square meters (including parking lots). The lease term is until the end of 2024. The rental payments are linked to the Israeli CPI.

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

(4)	As of December 31, 2015 operating lease agreements in respect of vehicles are for periods of up to three years. The rental payments are linked to the Israeli CPI.

(5)	Non-cancelable minimum operating lease rentals in respect of all the above leases are payable including option periods which are reasonably certain are as follows:

New Israeli Shekels
December 31, 2015
In millions
2016	223
2017	157
2018	125
2019	98
2020-2021	153
2022-2023	102
2024-2025	43
2026 and thereafter	17
918

(6)	The rental expenses for the years ended December 31, 2013, 2014 and 2015 were approximately NIS 271 million, NIS 259 million, and NIS 260 million, respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – LAWSUITS AND LITIGATIONS

A.
Claims

Total provision recorded in the financial statements in respect of all lawsuits against the Group amounted to NIS 75 million at December 31, 2015. See also notes 2(m)(1) and 14.

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

Described hereunder are the outstanding consumer purported class actions with respect to lawsuits with a total claim amount of NIS 10,419 million or which have not been quantified, broken down by the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	12	260
NIS 100 - 400 million	6	1,154
NIS 400 million - NIS 1 billion	1	405
Over NIS 1 billion	2	8,600
Unquantified claims	4	-
Total	25	10,419

With respect to 2 of the claims mentioned in the table above, the court approved these claims as class actions:

1.
On April 13, 2011, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner sent a message to its customers that their internet package was fully utilized before it was fully utilized. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 4.6 million. On June 26, 2013, the Court approved the motion and recognized the lawsuit as a class action. On August 19, 2013, Partner filed a request to appeal to the Supreme Court. On February 21, 2014, the Supreme Court dismissed Partner's request, and a hearing has been set. On January 6, 2015, the parties filed a request to approve a settlement agreement.  On July 13, 2015, the parties filed an amended request to approve the settlement agreement.

2.
On May 12, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company misled certain subscribers with respect to terms and conditions of a content back up service for cellular handsets. The total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 35 million. On August 27, 2013, the Court approved the motion and recognized the lawsuit as a class action. Partner estimates that even if the claim will be decided in favor of the relevant customers, the damages that Partner will be required to pay for, will be immaterial.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

With respect to 3 claims mentioned in the table above, with a total amount of NIS 337 million (other than the 2 claims mentioned above), the parties filed requests to approve settlement agreements and with respect to 2 additional claims in the amount of NIS 123 million (other than the 2 claims mentioned above), the court approved a settlement agreement.

In addition to the claims mentioned in the table above, the court approved this claim as a class action and the court approved that the settlement agreement was fully executed:

During 2008, several claims and motions to certify the claims as class actions were filed against several international telephony companies including 012 Smile. The plaintiffs allege that with respect to prepaid calling card services, the defendants misled the consumers regarding certain issues, charged consumers in excess, and formed a cartel that arranged and raised the prices of calling cards. The total amount of damages claimed by the plaintiffs against 012 Smile is approximately NIS 128 million. On November 3, 2010, the court granted the plaintiffs' request and certified the lawsuit as a class action against all of the defendants. On May 10, 2012, the parties signed a settlement agreement regarding the amended request and regarding an additional lawsuit in an amount of NIS 2.7 billion, dealing with similar issues. On March 11, 2013, the parties signed a revised settlement agreement, and on May 26, 2013, the court approved the settlement agreement. The parties submitted a revised settlement agreement in December 2014 that was approved by the court in January 2015. In January 2016, the court declared that in accordance with the documents filed with the court, the execution of the settlement agreement had been completed.

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

Described hereunder are the outstanding consumer purported class actions with respect to lawsuits with a total claim amount of NIS 993 million or which have not been quantified, broken down by the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	17	457
NIS 100-400 million	3	536
Unquantified claims	5	-
Total	25	993

With respect to the claims in the above table, there are 3 claims that the court approved as class actions:

1.
On September 26, 2011, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner unlawfully charged payments from customers who requested to port-in their phone number from another cellular operator for services which were given to them prior to the completion of the port-in. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 25 million. On March 3, 2013, the Tel-Aviv District Court approved the motion and recognized the lawsuit as a class action. On February 18, 2016, the parties filed a request to approve the settlement agreement. Partner estimates that even if the claim will be decided in favor of the relevant customers, the damages that Partner will be required to pay for, will be immaterial.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

3.
On April 3, 2012, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner breached its license conditions in connection with benefits provided to costumers that purchased handsets from third parties. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 22 million. On September 3, 2014, the Court approved the motion and recognized the lawsuit as a class action. It should be noted that Partner estimates that even if the claim will be decided in favor of the relevant customers, the damages that Partner will be required to pay for, will be immaterial.

With respect to 3 claims mentioned in the table above, with a total amount of NIS 183 million (other than the 3 claims mentioned above), the parties filed requests to approve the settlement agreements and with respect to 1 additional claim in the amount of NIS 35 million (other than the 3 claims mentioned above), the court approved a settlement agreement.

2.	Environmental claims

This category includes two lawsuits and motions for the recognition of these lawsuits as class actions with respect to environmental issues. As of the date of approval of these financial statements, the amounts claimed from this group amount to NIS 4,610 million. On November 7, 2013, the parties filed requests to approve a settlement agreement for both lawsuits. On July 28, 2014 the Court approved the settlement agreement and on October 20, 2014 the plaintiff filed an appeal with the Supreme Court.

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

B.	Contingencies in respect of building and planning procedures

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

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators. This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36. Between January 3, 2006 and December 31, 2015 the Company provided the local authorities with 503 indemnification letters as a pre-condition for obtaining building permits.

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

Under the provisions of the Company's licenses (note 1(e)), restrictions are placed on transfer of the Company's shares and placing liens thereon. The restrictions include the requirement of advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company's shares to a third party. The restrictions require that the "founding shareholders or their approved substitutes", as defined in the cellular license, hold at least 26% of the means of control in the Company, including 5% which must be held by Israeli shareholders (Israeli citizens and residents), who were approved as such by the Minister of Communications.

Through December 31, 2008 the Company purchased its own 4,467,990 shares at the cost of NIS 351 million ("treasury shares"). Of which 4,461,975 remained as of December 31, 2015. In accordance with the Israeli Companies Law, the treasury shares are considered dormant shares as long as they are held by the Company, and as such they do not bear any rights (including the right to vote in general meetings of shareholders and to receive dividends) until they are transferred to a third party.

As of December 31, 2015 treasury shares in an amount of 2,911,806 were allocated to a trustee on behalf of the Company's employees under the Company's Equity Incentive Plan (see (b) below). These shares are under the control of the Company until vested under the plan and therefore are not presented in the financial statements as outstanding shares until vested (restricted shares ("RSAs")).

b.	Share based compensation to employees

(1)	Description of the Equity Incentive Plan

Share options and restricted shares were granted to employees in accordance with the 2004 Equity Incentive Plan (formerly known as the 2004 Share Option Plan (the "Plan")).

On June 18, 2014, the Company's Board of Directors approved certain amendments to the Company's Equity Incentive Plan (the "Plan"). The main amendments to the Plan include: (a) the extension of the Plan for an additional ten years from July 2014 until July 2024; and (b) the addition of the ability to allocate restricted shares ("RSAs") to the Company's employees and officers and necessary related amendments to the Plan (in particular, regarding the right to vote at the general meetings of shareholders and the right to receive dividends distributed with respect to the restricted shares). The committee may set performance targets as a vesting criterion (independently or in combination with other criteria). The plan was further amended in 2015 to the increase of the number of shares which may be granted under the Plan up to a total of 22,917,000 million shares. On March, 2016, the Board of Directors approved certain amendments to the Plan.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees (continued)

The  amendments to the Plan include: (a) amendment to the cashless exercise formula; (b) the ability to allocate restricted share units to the Company’s employees and office holders; (c) automatic extension of the exercise period due to black-out periods; (d) adjustments to the grantee’s rights under any granted securities due to the occurrence of certain events, including a rights offering; (e) a provision allowing the Company's management bodies to decide to pay a grantee the financial benefit embedded in his equity compensation in cash compensation instead of equity compensation, in certain events in which the Company is unable to issue shares resulting from exercise of options or RSUs or to release any restricted share to a grantee; (f) extension of the exercise period as a result of a change of control event; (g) a provision that allows the Company to limit a grantee from making transactions in the granted securities in connection with any underwritten public offering of the Company and (h) certain exercise restrictions in accordance with the Tel Aviv stock exchange rules. These amendments are subject to the approval of the Israeli Tax Authority and the Israeli Securities Authority. The total number of Company's shares reserved for issuance upon exercise of all options or upon the earning of the restricted shares granted under the Plan is 22,917,000, of which 1,266,211 remained ungranted as of December 31, 2015. The vesting of the options and the earning of the restricted shares are subject to vesting /restriction periods. The vesting of the options and the earning of the restricted shares granted after June 2014 are also subject to performance conditions set by the Company's organs. The Company expects that the performance conditions will be met. The Plan's principal terms of the options include:

-	Exercise price adjustment:
The exercise price of options shall be reduced in the following events: (1) dividend distribution other than in the ordinary course: by the gross dividend amount so distributed per share, and (2)  dividend distribution in the ordinary course: the exercise price shall be reduced by the amount of a dividend in excess of 40% of the Company’s net income for the relevant period per share, or by the gross dividend amount so distributed per share ("Full Dividend Mechanism"), depending on the date of granting of the options.

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

(2)	Information in respect of options and restricted shares granted under the Plan:

	Through December 31, 2015
	Number of options	Number of RSAs
Granted	29,104,416	3,374,446
Shares issued upon exercises and vesting	(6,063,846)	(6,015)
Cancelled upon net exercises, expiration and forfeitures	(10,354,253)	(467,805)
Outstanding	12,686,317	2,900,626
Of which:
Exercisable	4,615,076	-
Vest in 2016	2,678,117	947,599
Vest in 2017	2,673,710	966,815
Vest in 2018	2,673,682	966,792
Vest in 2019	45,732	19,420

As of December 31, 2015 the Company expects to record a total amount of compensation expenses of approximately NIS 68 million during the next four years with respect to the options. and restricted shares.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

(3)	Options status summary as of December 31, 2013, 2014 and 2015 and the changes therein during the years ended on those dates:

	Year ended December 31
	2013		2014		2015
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		NIS		NIS		NIS
Balance outstanding at the
beginning of the year	7,523,748	44.02	6,928,382	43.46	8,962,116	32.08
Changes during the year:
Granted	292,500	25.36	3,897,270	26.25	5,519,031	17.41
Exercised	(75,640)	13.66	(828,950)	16.30	(32,880)	13.12
Forfeited	(322,009)	30.63	(334,570)	32.83	(1,459,215)	28.7
Expired	(490,217)	54.31	(700,016)	57.72	(302,735)	58.61
Balance outstanding at the end of the year	6,928,382	43.46	8,962,116	32.08	12,686,317	29.52
Balance exercisable at the end of the year	4,818,696	52.02	4,902,943	47.25	4,615,076	45.97
Shares issued	41,294		385,943		14,511

	Options granted in 2013	Options granted in 2014	Options granted in 2015
Weighted average fair value of options granted using the Black & Scholes option-pricing model – per option (NIS)	6.74	6.92	5.37
The above fair value is estimated on the grant date based on the following weighted average assumptions:
Expected volatility	34.43%	31.66%	39.28%
Risk-free interest rate	1.78%	1.00%	0.54%
Expected life (years)	3	4	3
Dividend yield	*	*	*

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

(4)       Information about outstanding options by expiry dates

Share options outstanding as of December 31, 2015 have the following expiry dates and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS
2016	339,620	35.23
2017	71,000	53.44
2019	1,241,271	51.10
2020	3,571,925	35.97
2021	6,614,181	22.51
2022	548,320	22.15
2023	150,000	23.61
2025	150,000	14.72
	12,686,317	29.52

 PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – EXPENSES

(a) Cost of revenues	New Israeli Shekels
	Year ended December 31,
	2013	2014	2015
	In millions
Transmission, communication and content providers	1,073	981	888
Cost of equipment and accessories	664	738	852
Wages, employee benefits expenses and car maintenance	408	366	320
Depreciation and amortization (including impairment)	610	596	577
Costs of handling, replacing or repairing equipment	104	88	88
Operating lease, rent and overhead expenses	312	332	315
Network and cable maintenance	123	120	145
Internet infrastructure and service providers	45	29	49
Carkit installation, IT support, and other operating expenses	82	86	72
Amortization of rights of use (including impairment)	31	37	112
Other	58	46	54
Total cost of revenues	3,510	3,419	3,472

(b) Selling and marketing expenses	New Israeli Shekels
	Year ended December 31,
	2013	2014	2015
	In millions
Wages, employee benefits expenses and car maintenance	231	205	206
Advertising and marketing	55	49	30
Selling commissions, net	72	83	77
Depreciation and amortization (including impairment)	42	45	55
Operating lease, rent and overhead expenses	33	25	27
Other	29	31	22
Total selling and marketing expenses	462	438	417

(c) General and administrative expenses	New Israeli Shekels
	Year ended December 31,
	2013	2014	2015
	In millions
Wages, employee benefits expenses and car maintenance	80	71	84
Bad debts and allowance for doubtful accounts	50	39	63
Professional fees	25	27	31
Credit card and other commissions	23	18	16
Depreciation	17	11	9
Other	22	27	20
Total general and administrative expenses	217	193	223

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – EXPENSES (continued)

(d) Employee benefit expense	New Israeli Shekels
	Year ended December 31,
	2013	2014	2015
	In millions
Wages and salaries including social benefits, social security costs, pension costs and car maintenance before capitalization	763	683	622
Less: expenses capitalized (notes 10, 11)	(87)	(85)	(65)
Service costs: defined benefit plan (note 16)	23	19	21
Service costs: defined contribution plan (note 16)	15	17	15
Amortization of share based compensation (note 21(b))	5	8	17
	719	642	610

The Company, the employees' representatives and the Histadrut New General Labor Organization, have reached understandings regarding a retirement plan that includes, among others, an increased retirement payment and range of benefits. This plan is a continuation of the necessary efficiency measures that the Company has initiated over the last few years. As a result, the Company recorded a onetime expense of approximately NIS 35 million in the third quarter of 2015.

NOTE 23 – OTHER INCOME, NET

	New Israeli Shekels
	Year ended December 31,
	2013	2014	2015
	In millions
Unwinding of trade receivables	75	47	46
Other income, net	3	2	*
Capital gain from property and equipment	1	1	1
	79	50	47

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 24 – FINANCE COSTS, NET

	New Israeli Shekels
	Year ended December 31,
	2013	2014	2015
	In millions
Net foreign exchange rate gains	21
Fair value gain from derivative financial instruments, net			2
CPI linkage income			9
Interest income from cash equivalents	7	3	1
Other	1	*	1
Finance income	29	3	13

Interest expenses	171	123	136
CPI linkage expenses	46	3
Fair value loss from derivative financial instruments, net	12	7
Net foreign exchange rate losses		18	9
Other finance costs	11	11	11
Finance expenses	240	162	156
	211	159	143

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

In January 2016 the corporate tax rate from 2016 and thereafter was reduced to 25% (instead of 26.5%) according to a law that was approved in January 2016. Had the law been approved at December 31, 2015, the deferred tax asset as of December 31, 2015 would have decreased in the amount of approximately NIS 2 million, with corresponding increase in deferred tax expenses in the income statement.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 - INCOME TAX EXPENSES (continued)

c. Deferred income taxes

Balances of deferred tax asset (liability) in NIS millions are attributable to the following items:

Balance of deferred tax asset (liability) in respect of	As at January 1, 2013	Charged to the income statement	Charged to other comprehensive income	Effect of change in corporate tax rate	As at December 31, 2013	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2014	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2015
Allowance for doubtful accounts	56	(5)		3	54	(10)		44	1		45
Provisions for employee rights	15	*	2	1	18	(1)	2	19	(4)	(1)	14
Depreciable fixed assets and software	(100)	13		(5)	(92)	22		(70)	17		(53)
Intangibles, deferred expenses and carry forward losses	47	(26)		2	23	(16)		7	15		22
Options granted to employees	*	1		*	1	*		1	2		3
Other	9	(1)		*	8	1		9	9		18
Total	27	(18)	2	1	12	(4)	2	10	40	(1)	49

* Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 - INCOME TAX EXPENSES (continued)

	New Israeli Shekels
	December 31,
	2014	2015
	In millions
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	82	92
Deferred tax assets to be recovered within 12 months	35	50
	117	142
Deferred tax liabilities

Deferred tax liabilities to be recovered after more than 12 months	90	85
Deferred tax liabilities to be recovered within 12 months	17	8
	107	93
Deferred tax assets, net	10	49

d.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see (b) above), and the actual tax expense:

	New Israeli Shekels
	Year ended December 31
	2013	2014	2015
	In millions
Profit (loss) before taxes on income,
as reported in the income statements	198	241	(36)
Theoretical tax expense	50	64	(9)
Increase in tax resulting from disallowable deductions	17	15	7
Utilization of previously unrecognized tax losses and
other temporary differences	(3)
Taxes on income in respect of previous years			7
Change in corporate tax rate, see (b) above	(1)
Other	*	*	(1)
Income tax expenses	63	79	4

* Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25- INCOME TAX EXPENSES (continued)

e.	Taxes on income included in the income statements:

	New Israeli Shekels
	Year ended December 31
	2013	2014	2015
	In millions
For the reported year:
Current	48	72	37
Deferred, see (c) above	18	4	(40)
Effect of change in corporate tax rate on deferred taxes	(1)
In respect of previous year:
Current	(2)	3	7
	63	79	4

f.	Tax assessments:

1)	The Company has received final corporate tax assessments through the year ended December 31, 2013.

2)	A subsidiary has received final corporate tax assessments through the year ended December 31, 2012.

3)
As general rule, tax self-assessments filed by another two subsidiaries through the year ended December 31, 2011 are, by law, now regarded as final. However, the manager of the tax authority may direct that the abovementioned last tax self-assessment will not be regarded as final until December 31, 2015.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 26 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Transactions with Scailex group

Scailex was the Company's parent company until January 29, 2013.

On May 5, 2011, the shareholders of the Company approved and ratified an amendment to the Samsung Products Agreement according to which: (a) the total volume of the annual procurement from Scailex shall not exceed NIS 550 million (excluding VAT) and will not exceed 40% of the total cost of the products purchased by the Company in a calendar year; (b) if an auditor agreed upon by both parties should confirm that the annual gross profit margin of any group of products exceeds Scailex’s average gross profit margin, from the same group of products with any entity in which Scailex is not an interested party therein, Scailex shall credit the difference to the Company; and (c) The term of the Samsung Products Agreement is for a period of two years commencing on January 1, 2011. In January 2013, the Audit Committee and Board of Directors approved an extension of the Samsung Products Agreement for an additional period of two years, commencing retroactively on January 1, 2013, under the same terms and conditions, including that the total volume of the annual procurement from Scailex shall remain unchanged. In April 2013, the resolution was approved by the general meeting of shareholders. The agreement has ended on December 31, 2014. During 2015, and until October 15, 2015, the Audit Committee and Board of Directors approved transactions with Scailex group during the ordinary course of business.

On October 15, 2015 Scailex and its affiliates' holdings of Partner's share capital decreased to less than 5%.

	New Israeli Shekels
	Year ended December 31,	Year ended December 31,	Period* ended October 15,
	2013	2014	2015
Transactions with Scailex group	In millions
Service revenues	0.4	0.3	0.2
Acquisition of equipment	189	51	8
Selling commissions, maintenance and other income	2	0.1	0.2

* Commencing January 1, 2015

New Israeli Shekels
December 31,
2014
Statement of financial position items - Scailex group	In millions
Current liabilities: Scailex group	3

The transactions are carried out in the ordinary course of business. Management believes that such transactions were carried out under normal market conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 26 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

b. Key management compensation

Key management personnel are the senior management of the Company and the members of the Company's Board of Directors.

	New Israeli Shekels
	Year ended December 31
	2013	2014	2015
Key management compensation expenses comprised	In millions
Salaries and short-term employee benefits	20	20	23
Long term employment benefits	5	3	4
Employee share-based compensation expenses	2	2	4
	27	25	31

	New Israeli Shekels
	December 31,
	2014	2015
Statement of financial position items - key management	In millions
Current liabilities:	5	7
Non-current liabilities:	13	14

c.	In the ordinary course of business, key management or their relatives may have engaged with the Company with immaterial transactions that are under normal market conditions.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 26 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

f. Associates – investment in PHI

Balances and transactions with associates (see note 9).

New Israeli Shekels
Year ended December 31
2015
In millions
Operating expenses, net	(7)

New Israeli Shekels
December 31
2015
Deferred expenses - Right of use	4
Current assets	25

NOTE 27 –EARNINGS (LOSS) PER SHARE

Following are data relating to the net income (loss) and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31
	2013	2014	2015
Profit (loss) used for the computation of
basic and diluted EPS (NIS in millions)	135	162	(40)

Weighted average number of shares used
in computation of basic EPS (in thousands)	155,658	155,802	156,081

Add - net additional shares from assumed
exercise of employee stock options and restricted shared (in thousands)	541	598	0

Weighted average number of shares used in
computation of diluted EPS (in thousands)	156,199	156,400	156,081

Number of options and restricted shares not taken into account in computation of diluted earnings per share, because of their anti-dilutive effect (in thousands)	5,378	8,101	15,587

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 28 – SUBSEQUENT EVENT - COLLECTIVE EMPLOYMENT AGREEMENT

The Company signed a collective employment agreement with the employees' representatives and the Histadrut New General Labor Organization. The agreement includes an organizational chapter that is for a period of three years (2016-2018) and an economic chapter that is valid until December 31, 2016. The estimated cost of the 2016 economic chapter is approximately NIS 30 million.