Form 20-F
period 2016-12-31
PARTNER COMMUNICATIONS CO LTD
filed 2017-03-30
CIK 1096691

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
ANNUAL REPORT
FILED PURSUANT TO SECTION 12, 13 or 15(d) OF THE
 SECURITIES EXCHANGE ACT OF 1934

As filed with the Securities and Exchange Commission on March 30, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Hadar Vismunski-Weinberg
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

ORDINARY SHARES OF NIS 0.01 EACH 156,993,337

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

YES ☒  NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES ☒  NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board x

Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

ITEM 17 ☐ ITEM 18 ☐

If this is an annual report, indicate by checkmark whether the Registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).

YES ☐ NO ☒

INTRODUCTION

As used herein, references to "we," "our," "us," the "Group," "Partner" or the "Company" are references to Partner Communications Company Ltd. and its wholly-owned subsidiaries, Partner Future Communications 2000 Ltd., Partner Land-Line Communications Solutions LP, Partner Business Communications Solutions LP, Partner Communication Products 2016 LP, 012 Smile Telecom Ltd. ("012 Smile") and 012 Smile's wholly-owned subsidiary, 012 Telecom Ltd., except as the context otherwise requires. Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner of each of the limited partnerships.

Pursuant to a 15- year Network Sharing Agreement that the Company entered into with HOT Mobile Ltd. ("HOT Mobile") in November 2013, the parties created a 50-50 limited partnership, P.H.I. Networks (2015) Limited Partnership ("PHI"). See "Item 4B.9 OUR NETWORK ".

In the context of cellular services, references to "our network" refer to Partner's cellular telecommunications network which includes our core network, as well as the shared radio access network with HOT Mobile which is operated by PHI and any other Company infrastructure which enables our cellular service.

In addition, references to our "financial statements" are to our consolidated financial statements, unless the context requires otherwise.

The Company currently provides telecommunications services in the following two segments: (1) cellular telecommunications services ("Cellular Services") and (2) fixed-line communication services ("Fixed-Line Services"), which include: (a) Internet services ("ISP") that provide access to the internet as well as home Wi-Fi networks, including Value Added Services ("VAS") such as anti-virus and anti-spam filtering; and fixed-line voice communication services provided through Voice Over Broadband ("VOB"), SIP voice trunks and Network Termination Point Services ("NTP") – under which the Group supplies, installs, operates and maintains endpoint network equipment and solutions, including providing and installing equipment and cabling, within a subscriber's place of business or premises; (b) Transmission services and Primary Rate Interface ("PRI"); (c) International Long Distance services ("ILD"): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. The cellular segment and the fixed-line segment also include sales and leasing of telecommunications, audio visual and related devices: mainly handsets, phones, tablets, laptops, modems, data cards, domestic routers, servers, audio-visual devices and related peripherals and equipment. Unless the context indicates otherwise, expressions such as "our business," "Partner's business" and "the Company's business" or "industry" refer to both Cellular and Fixed-Line Services.

In this document, references to "$," "US$," "US dollars," "USD" and "dollars" are to United States dollars, and references to "NIS" and "shekels" are to New Israeli Shekels. We maintain our financial books and records in shekels. This annual report contains translations of NIS amounts into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this annual report as convenience translations could have been or could be converted from NIS into US dollars at these rates, at any particular rate or at all. The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on December 31, 2016, of NIS 3.845 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See "Item 3A. Key Information – Selected Financial Data – Exchange Rate Data".

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Our financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards ("IFRS") published by the International Accounting Standards Board ("IASB"). See "Item 18. Financial Statements" and "Item 5A. Operating and Financial Review and Prospects – Operating Results".

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe," "anticipate," "expect," "intend," "seek," "will," "plan," "could," "may," "project," "goal," "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this annual report, including the statements in the sections of this annual report entitled "Item 3D. Key Information – Risk Factors," "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" and elsewhere in this annual report regarding our future performance, revenues or margins, market share or reduction of expenses, regulatory developments, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular and fixed-line telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks see "Item 3D Risk Factors," "Item 4 Information On The Company", "Item 5 Operating And Financial Review And Prospects," "Item 8A.1 Legal And Administrative Proceedings" and "Item 11 Quantitative And Qualitative Disclosures About Market Risk". In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1.                                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                                OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.                                KEY INFORMATION

3A.         Selected Financial Data

Our consolidated financial statements for the years ended December 31, 2012, 2013, 2014, 2015 and 2016, have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The tables below at and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016, set forth selected consolidated financial data under IFRS. The selected financial information is derived from our consolidated financial statements, which have been audited by Kesselman & Kesselman, our independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited. The audited consolidated financial statements at December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016, appear at the end of this report.

	Year ended December 31,
	2012	2013	2014	2015	2016	2016
	New Israeli Shekels in millions (except per share data)					US$ in millions(1)

Consolidated Statement of Income Data

Revenues, net	5,572	4,519	4,400	4,111	3,544	922

Cost of revenues	4,031	3,510	3,419	3,472	2,924	760

Gross profit	1,541	1,009	981	639	620	162

Selling and marketing expenses	551	462	438	417	426	111
General and administrative expenses	236	217	193	223	263	68

Income with respect to Settlement agreement with Orange	-	-	-	61	217	56
Other income, net	111	79	50	47	45	12

Operating profit	865	409	400	107	193	51

Finance income	21	29	3	13	13	3
Finance expenses	255	240	162	156	118	31
Finance costs, net	234	211	159	143	105	28

Profit (loss) before income tax	631	198	241	(36)	88	23

Income tax expenses	153	63	79	4	36	9

Profit (loss) for the year	478	135	162	(40)	52	14

Earnings (loss) per ordinary share and per ADS

Basic:	3.07	0.87	1.04	(0.26)	0.33	0.09

Diluted	3.07	0.86	1.04	(0.26)	0.33	0.09

Weighted average number of shares outstanding (in thousands)

Basic:	155,646	155,687	155,802	156,081	156,268	156,268
Diluted (for calculation above):	155,773	156,199	156,400	156,081	158,096	158,096

	Year ended December 31,
	2012	2013	2014	2015	2016	2016
	New Israeli Shekels in millions (except per share data)					US$ in millions (1)

Other Financial Data

Capital expenditures (2)	558	413	434	271	202	53

Adjusted EBITDA (3)	1,602	1,114	1,096	876	834	217

Dividend per share (4)	1.03	—	—	—	—	—

Statement of Cash Flow Data

Net cash provided by operating activities	1,705	1,539	951	922	945	245

Net cash used in investing activities	(471)	(498)	(431)	(356)	(639)	(166)

Net cash used in financing activities	(1,218)	(1,108)	(338)	(303)	(516)	(134)

Balance Sheet Data (at year end)

Current assets	2,120	1,703	1,817	2,185	2,339	608

Non current assets	4,297	3,784	3,679	3,341	2,858	744

Property and equipment	1,990	1,791	1,661	1,414	1,207	314

License and other intangible assets	1,217	1,167	1,079	956	793	206

Goodwill	407	407	407	407	407	106

Deferred income tax asset	36	12	14	49	41	10

Total assets	6,417	5,487	5,496	5,526	5,197	1,352

Current liabilities (5)	1,525	1,374	1,385	1,765	1,607	418

Long-term liabilities (5)	4,151	3,239	3,072	2,741	2,479	645

Total liabilities	5,676	4,613	4,457	4,506	4,086	1,063

Shareholders' equity	741	874	1,039	1,020	1,111	289

Total liabilities and shareholders' equity	6,417	5,487	5,496	5,526	5,197	1,352

(1)
The NIS figures at December 31, 2016, and for the period then ended have been translated throughout this annual report into dollars using the representative exchange rate of the dollar at December 31, 2016 (USD 1 = NIS 3.845). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars. See also "Item 3A. Key Information – Selected Financial Data – Exchange Rate Data".

(2)	Capital Expenditures represent additions to property and equipment (see Note 10 to our consolidated financial statements) and intangible assets (see Note 11 to our consolidated financial statements).

(3)
Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges; it is fully comparable to EBITDA information which has been previously provided for prior periods.

(4)
The dividend per share was calculated in respect of the period for which it was announced. For the years ended December 31, 2013, 2014, 2015 and 2016, no dividend was declared by the Company. During 2012, the Company declared a dividend in the amount of approximately NIS 160 million, or NIS 1.03 per share.

(5)	See Note 15 to the consolidated financial statements for information regarding long-term liabilities and current maturities of long-term borrowings and notes payable.

The tables below at and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016, set forth a reconciliation between Profit (Loss) and Adjusted EBITDA.

	Year ended December 31,
	2012	2013	2014	2015	2016	2016
	New Israeli Shekels in millions					US$ in millions (1)

Reconciliation Between Profit (Loss) and Adjusted EBITDA
Profit (Loss)	478	135	162	(40)	52	14
Depreciation and amortization expenses	726	700	689	753	595	154
Finance costs, net	234	211	159	143	105	28
Income tax expenses	153	63	79	4	36	9
Other (*)	11	5	7	16	46	12

Adjusted EBITDA (2)	1,602	1,114	1,096	876	834	217

(1)
The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on December 31, 2016, of NIS 3.845 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See "Item 3A. Key Information – Selected Financial Data – Exchange Rate Data".

(2)
Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges; it is fully comparable to EBITDA information which has been previously provided for prior periods.

(*)	Mainly amortization of employee share based compensation.

	At December 31,
	2014	2015	2016

Cellular Industry Data

Estimated population of Israel (in millions) (1)	8.3	8.5	8.6
Estimated Israeli cellular telephone subscribers (in millions) (2)	10.3	10.5	10.3
Estimated Israeli cellular telephone penetration (3)	124%	124%	120%

	Year ended December 31,
	2012	2013	2014	2015	2016

Partner Data
Cellular subscribers (000's) (at period end) (4)	2,976	2,956	2,837	2,718	2,686
Pre-paid cellular subscribers (000's) (at period end) (4)	874	823	705	562	445

Post-paid cellular subscribers (000's) (at period end) (4)	2,102	2,133	2,132	2,156	2,241

Share of total Israeli cellular subscribers (at period end) (5)	29%	29%	28%	27%	26%
Average monthly usage per cellular subscriber ("MOU") (mins.) (6)	450	522
Average monthly revenue per cellular subscriber including roaming ("ARPU") (NIS) (7)	97	83	75	69	65
Churn rate for cellular subscribers (8)	38%	39%	47%	46%	40%
Number of fixed-lines (000's) (9,10) (at period end)	288	299
ISP subscribers (000's)(10) (at period end)	587	583

Estimated cellular coverage of Israeli population (at period end) (11)	99%	99%	99%	99%	99%

Number of employees (full time equivalent) (at period end) (12)	5,396	4,045	3,575	2,882	2,686

(1)	The population estimates are as published by the Central Bureau of Statistics in Israel as of December 31, 2016.

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

(4)
In accordance with general practice in the cellular telephone industry, we use the term "subscriber", unless the context otherwise requires, to indicate a telephone or a data or video device, rather than either a bill-paying network customer, who may have a number of telephones connected to the network, or a cellular telephone user who may share a single telephone with a number of other users. "Subscriber" includes our pre-paid customers. A pre-paid subscriber is recognized as such only following the actual use of his pre-paid SIM card and only once they have generated revenues in the amount of at least one shekel (excluding VAT).

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

(8)
We define the "churn rate" as the total number of cellular subscribers who disconnect from our network, either involuntarily or voluntarily, in a given period expressed as a percentage of the average of the number of our subscribers at the beginning and end of such period. Our churn rate includes subscribers who have not generated revenue for us for a period of the last six consecutive months ending at a reporting date. This includes cellular subscribers who have generated minute revenues only from incoming calls directed to their voice mail. Involuntary churn includes disconnections due to non-payment of bills or suspected fraudulent use, and voluntary churn includes disconnections due to subscribers terminating their use of our services.

(9)
Fixed-lines include Primary Rate Interface ("PRI") lines, whereby each PRI is considered to include 30 lines according to the number of channels, Session Initiation Protocol ("SIP") trunks and Voice over Broadband ("VoB") lines.

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

	Year ended December 31,
	2012	2013	2014	2015	2016

Average (1)	3.858	3.609	3.577	3.884	3.841
High	4.084	3.791	3.994	4.053	3.983
Low	3.700	3.471	3.402	3.761	3.746
End of period	3.733	3.471	3.889	3.902	3.845

(1)	Calculated based on the average of the daily exchange rates during the relevant period.

	September 2016	October 2016	November 2016	December 2016	January 2017	February 2017	March 2017 (through March 23)

High	3.786	3.856	3.876	3.867	3.860	3.768	3.693
Low	3.746	3.778	3.799	3.787	3.769	3.659	3.614

On December 31, 2016, the exchange rate was NIS 3.845 per US$1.00 as published by the Bank of Israel. Changes in the exchange rate between the shekel and the US dollar could materially affect our financial results.

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

3D.1   RISKS RELATING TO THE REGULATION OF OUR INDUSTRY

We operate in a highly regulated telecommunications market in which the regulator imposes substantial limitations on our flexibility in managing our business and continues to seek to increase industry competition. At the same time, the regulator limits our ability to compete by, among other measures, giving preference to new competitors, and limits our ability to expand our business and develop our network. Such measures may continue to increase our costs, decrease our revenues and adversely affect our business and results of operations.

3D.1a If the Ministry of Communications continues to fail to enforce its fixed-line wholesale market reforms on Bezeq and HOT Telecom, this may negatively affect our business and results of operations.

The Ministry of Communications (the "MoC") has failed to enforce its fixed-line wholesale market reforms  ("Wholesale Market Reform") on Bezeq-The Israel Telecommunication Corp., Ltd.("Bezeq") and HOT Telecom LP ("HOT Telecom"), the two largest wireline infrastructure operators in Israel. See "Item 3D.2f Competition resulting from the full service offers by telecommunications groups and additional entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, may continue to cause a further decrease in tariffs, an increase in subscriber acquisition and retention costs, and may continue to reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations. and "Item 4B.13e - vii The Ministry of Communications policy regarding the fixed-line telecommunications sector".

MoC policy and decisions regarding the Wholesale Market Reform (Bit Stream Access (BSA), fixed-line telephony and passive infrastructures, see "Item 4B.13e - vii The Ministry of Communications policy regarding the fixed-line telecommunications sector") have not been effectively enforced by the MoC since May 2015. If the MoC continues to fail in enforcing the most important components of its wholesale market reform, or if it rolls back (partially or in-whole), or fails to set competition-inducing tariffs for HOT Telecom's network, or adopts other regulation unfavorable to companies, such as Partner, which must rely on the two wholesale suppliers, such actions may negatively affect our business and results of operations.

For further information regarding this risk, see "Item "4B.13e - vii The Ministry of Communications policy regarding the fixed-line telecommunications sector".

3D.1b If the structural separation provisions (which apply to Bezeq and HOT) are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations.

The current structural separation limitations require Bezeq to equally market all ISPs (internet service providers) when selling service bundles which include its infrastructure services and ISP services. Since the launch of the Wholesale Market Reform, Bezeq has launched a bundle which includes its services and the services of certain ISPs and does not market all ISPs equally. If the MoC continues to fail to effectively enforce this requirement, it may continue to erode our market share in the internet segment.

The MoC has also announced that it intends to cancel the regulations requiring Bezeq to maintain a "structural separation" between its fixed-line telephony, ILD, mobile telecommunications, internet infrastructure and services and TV operations. The MoC has published official announcements which indicate its satisfaction with the implementation of the Wholesale Market Reform. The MOC has also recently provided Bezeq with a letter in which it announced it is promoting the removal of corporate separation provisions which currently apply to the Bezeq group. We have strongly opposed the factual descriptions and the conclusions in these announcements. If the MoC removes the structural separation provisions based on its above-mentioned announcements before we have firmly established ourselves in the fixed-line telecommunications services market (in both fixed-line telephony, passive infrastructures and broadband) and the multi-channel TV market, Bezeq and HOT may be able to offer bundled services more effectively than we, and thereby gain a competitive advantage which could adversely affect our results of operations.

For further information regarding this risk, see "Item "4B.13e - vii The Ministry of Communications policy regarding the fixed-line telecommunications sector".

3D.1c                If the Ministry of Communications continues to fail to enforce Golan Telecom's license, excuses breaches by Golan Telecom, or if their cellular network sharing agreement includes more favorable terms than those of our network sharing agreement with HOT Mobile, this may place us at a competitive disadvantage and adversely affect our business and results of operations.

The MoC has, so far, failed to enforce the obligation of Golan Telecom Ltd. ("Golan Telecom") to build out an independent network. Partner has petitioned the Supreme Court for such enforcement, and although the MoC finally decided to liquidate NIS 30 Million of Golan Telecom's guarantees for this breach of its license, it has not actually executed this decision. See "Item 3D.2f Competition resulting from the full service offers by telecommunications groups and additional entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, may continue to cause a further decrease in tariffs, an increase in subscriber acquisition and retention costs, and may continue to reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations."

If the MoC continues to fail in enforcing Golan Telecom's build-out requirement, if it excuses such breach, or their cellular network sharing agreement includes better terms than those of our network sharing agreement with HOT Mobile (See "Item 3D.1d Network sharing and similar agreements entered into by our competitors"), this may place us at a competitive disadvantage, and adversely affect our business and results of operations.

3D.1d The Network Sharing Agreement we entered into with HOT Mobile may be terminated earlier than we expected due to regulatory intervention. In such case we will be required to split the shared network with Hot Mobile, and the resources, time and expense it may take us to have our own network on a nation-wide coverage may be substantial and could also materially harm our business and the results of operations at such time. Network sharing and similar agreements entered into by our competitors may place us at a competitive disadvantage.

In November 2013, we entered into a 15-year network sharing agreement ("Network Sharing Agreement") with HOT Mobile pursuant to which the parties created a limited partnership, under the name P.H.I. Networks (2015) Limited Partnership ("PHI"). The purpose of PHI is to operate and develop a radio access network to be shared by both parties.

In May 2014, the Anti-Trust Commissioner resolved to approve the Network Sharing Agreement, subject to a number of conditions ("Anti-Trust Commissioner Approval") and in April 2015, the Ministry of Communications resolved to approve the Network Sharing Agreement, subject to a number of conditions as well ("MoU Approval"). The said 15-year period began in April 2015.

However, the Network Sharing Agreement may terminate or expire prior to the lapse of the said 15-year period due to regulatory intervention in one of the following circumstances:

1)
Pursuant to the Anti-Trust Commissioner Approval - as of April 22, 2021, the Anti-Trust Commissioner will be entitled to notify Partner and Hot Mobile that the network sharing is terminated, if at that time the Anti-Trust Commissioner will be of the opinion that PHI or its activities may adversely affect competition, in which case the parties will be required to cease sharing the active part of the shared network within two years and the passive parts within five years from the Anti-Trust Commissioner's notice to that effect;

2)
In the event we are found to be in breach of any of the conditions set out in the Anti-Trust Commissioner Approval or in the MoU's Approval, the Anti-Trust Commissioner Approval or the MoU Approval might be terminated, which could create significant uncertainty as to the management of the shared radio access network;

3)
PHI is operating under a special license granted by the Ministry of Communications on August 9, 2015. The term of the license is 10 years from the grant thereof. If the term of the license will not be extended we may not be able to continue sharing the network.

If and when the network sharing will end, we will need to split the shared network with HOT Mobile and the resources, time and expense it may take to have our own network on a nation-wide coverage, may be substantial and could materially harm our business and results of operations at such time. See also "Item 3D.2e If the network sharing agreement entered into with HOT Mobile is unilaterally terminated by HOT Mobile earlier than we expected, we will be required to split the shared network with Hot Mobile and the resources, time and expense it may take us to have our own network in a nationwide coverage, may be substantial and could also materially harm our business and the results of operations at such time." and "Item 4B.9a Overview - Cellular Network Sharing Agreement".

Network sharing and similar agreements entered into by our competitors

In January 2017, Cellcom Israel Ltd. ("Cellcom") announced that it had reached an agreement with Electra Consumer Products Ltd. ("Electra") for 3G and 4G network sharing and 2G hosting services. According to Cellcom's report, Electra simultaneously entered into an agreement with Golan Telecom and its shareholders to purchase Golan Telecom's share capital. These agreements were approved by the Israeli Anti-Trust Commissioner, subject to certain conditions, among others, the requirement from Golan Telecom to offer to the public in each of the next 3 quarters, at least 1 promotion for no less than a 3 week period, in which cellular packages will be offered at a price that is lower than NIS 30 per subscriber for a period of 24 months and with conditions that are not inferior to the NIS 25 packages currently offered by Golan Telecom. On March 17, 2017, Cellcom reported that the agreements were approved by the Ministry of Communications. Our knowledge of the content of these agreements is based on partial publications including reports filed by Cellcom, Electra and the IDB Development Company Ltd. However, if these agreements or any future network sharing agreement receive regulatory approval under conditions that are more lenient than those imposed on us, this would place us at a competitive disadvantage compared to our competitors. As a result, our business and results of operations may be negatively impacted.

3D.1e New regulatory initiatives may continue to increase the regulatory burden and intensify competition, which could negatively affect our business and results of operations.

The implementation of the Telecommunications Law, 1982, ("Telecommunications Law"), the Wireless Telegraph Ordinance [New Version], 1972 (" Wireless Telegraph Ordinance") and other laws and regulations, as well as the provisions of our licenses, are all subject to interpretation and change. New laws, regulations or government policies, changes to current regulations, or a change to the interpretation thereof, may be adopted or implemented in a manner which damages our business and operating results. Such measures may include new limits on our ability to market our services, new safety and health related requirements, new limits on the construction and operation of cell towers, new requirements, standards, consumer protection provisions, coverage term and other conditions or limits applicable to the services we provide. Such measures may negatively affect our business and results of operations. Furthermore, if such measures would benefit our competitors or are applied only to us (and not to our competitors), we may be placed at a competitive disadvantage. For information regarding the principal regulations and regulatory developments affecting our business, see "Item 4B.13e Regulatory Developments".

3D.1f The State may impose regulations on TV content services provided over the Internet, which may negatively affect our business and results of operations.

The state (through the MoC and/or the Council for Cable and Satellite Broadcasting) may impose regulations on nascent TV content services which are provided over the Internet ("OTT") and which are currently unregulated. If such regulations are set (including a requirement to invest in original productions), this will increase our costs, raise the cost of entry into this segment and, if applied only to Israeli OTT providers, place us at a competitive disadvantage, in each case with potential negative effects on our business and results of operations.

3D.1g We are subject to monitoring and enforcement measures by the Ministry of Communications and other relevant authorities, which may adversely affect our business and results of operations.

Although we believe that we are currently in compliance with all material requirements of the relevant legislation and our licenses, disagreements have arisen and may arise in the future between the MoC and us regarding the interpretation and application of the requirements set out in relevant legislation and our licenses. The MoC is authorized to levy significant fines on us for breaches of the Telecommunications Law, relevant regulations and our licenses. Our operations are also subject to the regulatory and supervisory authority of other Israeli regulators which have the authority to impose criminal and administrative sanctions against us.

We may not always be successful in our defense, and should we be found in violation of these regulations, we and our management may be subject to civil or criminal penalties, including the loss of our operating license as well as administrative sanctions. All such enforcement measures may adversely affect our financial condition or results of operations. For information regarding on-going litigation and legal proceedings, see "Item 8A.1 Legal and Administrative Proceedings".

3D.1h Potential future regulation of roaming services may decrease our roaming revenues and negatively affect our income.

In August 2014, the Ministry of Communications published a hearing aimed at increasing competition in roaming services abroad and which suggested adopting various measures intended to improve transparency and limit subscriber payments for roaming services. Adoption of such measures might decrease our roaming revenues and negatively affect our income. See "Item 14B.13e - vi Hearings and Examinations."

3D.1i  Potential future regulation of the ILD market may decrease our revenues from international calls and adversely affect our income.

In October 2013, the Ministry of Communications published a hearing regarding proposed new regulations for the ILD market which would allow all general licensees to provide international call services (under certain conditions). The MoC also proposed that general licensees (such as cellular operators) would no longer be allowed to charge interconnect fees for outgoing international calls and that some international calls would be preceded with a voice message stating the tariff of such call and allowing the subscriber to disconnect without being charged. Such regulation, if adopted, may decrease our revenues from international calls and adversely affect our income. See Item ITEM 14B.13e - vi Hearings and Examinations.

3D.1j The Ministry of Communications has indicated its intent to reduce mobile interconnection charges, which would negatively affect our income.

A MoC economic opinion published in February 2013 included a recommendation for a further reduction of cellular call and SMS interconnect tariffs towards the end of 2016. Such a reduction may negatively affect our business and results of operations. In February 2017 the MoC notified the cellular companies that due to other priorities, it does not intend to pursue this task at this time.

3D.1k We have had difficulties obtaining some of the building and environmental permits required for the erection and operation of our network sites, and some building permits have not been applied for or may not be fully complied with. These difficulties could have an adverse effect on the coverage, quality and capacity of our network. Operating network sites without building or other required permits, or in a manner that deviates from the applicable permit, may result in criminal or civil liability to us or to our officers and directors.

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

For the reasons described in further detail below, we have had difficulties obtaining some of the building permits required for the erection and operation of our network sites. As of December 31, 2016, less than 10% of our network sites were operating without local building permits or exemptions which, in our opinion, are applicable. In addition, some of our network sites are not built in full compliance with the applicable building permits.

Network site operation without required permits or that deviates from the permit has in some cases resulted in the filing of criminal charges and civil proceedings against us and our officers and directors, and monetary penalties against the Company, as well as demolition orders. See "Item 8A.1 Legal and Administrative Proceedings". In the future, we may face additional demolition orders, monetary penalties (including compensation for loss of property value) and criminal charges. The prosecutor's office has a national unit that enforces planning and building laws. The unit has stiffened the punishments regarding violations of planning and building laws, particularly against commercial companies and its directors. If we continue to experience difficulties in obtaining approvals for the erection and operation of network sites and other network infrastructure, this could have an adverse effect on the extent, coverage and capacity of our network, thus impacting the quality of our cellular voice and data services, and on our ability to continue to market our products and services effectively. In addition, as we seek to improve the range and quality of our services, we need to further expand our network, and difficulties in obtaining required permits may delay, increase the costs or prevent us from achieving these goals in full. Our inability to resolve these issues could prevent us from maintaining the quality requirements contained in our license.

Uncertainties under National Building Plan 36. Since June 2002, following the approval of the National Building Plan 36 (the "Plan"), which regulates network site construction and operation, building permits for our network sites (where required) have been issued in reliance on the Plan. Several local planning and building authorities have questioned the ability of Israeli cellular operators to receive building permits, in reliance on the Plan, for network sites operating in frequencies not specifically detailed in the frequency charts attached to the Plan. In a number of cases, these authorities have refused to grant building permits for network sites, claiming that frequencies are not included in the Plan. There has been no judicial ruling at this stage. If a future court ruling determines that building permits cannot be issued for network sites operating in frequencies not specifically detailed in the frequency charts attached to the Plan, this could have a material adverse effect both on our ability to erect new sites as well as on our existing sites.

The Plan is in the process of being changed. See "Item 4B.13h Network Site Permits".

Uncertainties regarding the validity of exemptions for wireless access devices. We have set up several hundred small communications devices, called wireless access devices, pursuant to a provision in the Telecommunications Law which exempts such devices from the need to obtain a building permit. A claim was raised that the exemption does not apply to cellular communications devices and the matter reached first instance courts a number of times, resulting in conflicting decisions. This claim is included in an application to certify a class action filed against the three principal Israeli cellular operators. In May 2008, a district court ruling adopted the position that the exemption does not apply to wireless access devices. We, as well as our competitors, filed a request to appeal this ruling to the Supreme Court. In May 2008, the Attorney General filed an opinion regarding this matter stating that the exemption does apply to wireless radio access devices under certain conditions. Two petitions were filed with the High Court of Justice in opposition to the Attorney General's opinion. The matter is still pending before the Supreme Court and the High Court of Justice. See "Item 4B.13h Network Site Permits". Recently, the Minister of Finance signed new draft regulations that are intended to regulate both existing as well as new wireless access devices. The regulations have been passed to various regulators for deliberation. At this stage we cannot anticipate the final version of the regulations that will be enacted. If the regulations will impose limitations on changes to our existing network it may adversely affect our existing network.

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

3D.1l                        In connection with some building permits, we may also be required to indemnify planning committees in respect of claims against them relating to the depreciation of property values that result from the granting of permits for network sites.

Under the Planning and Building Law, local planning committees may be held liable for the depreciation of the value of nearby properties as a result of approving a building plan. Under the Non-Ionizing Radiation Law, 2006 ("the Non-Ionizing Radiation Law") the National Council for Planning and Building requires indemnification undertakings from cellular companies as a precondition for obtaining a building permit for new or existing network sites. The National Council has decided that until the Plan is amended to reflect a different indemnification amount, cellular companies will be required to undertake to indemnify the committees in full against all losses resulting from claims against a committee for reductions in property values as a result of granting a permit to the network site. On June 1, 2010, the National Council for Planning and Building approved the National Building Plan No. 36/A/1 version that incorporates all of the amendments to the Plan (the "Amended Plan"). The Amended Plan sets forth the indemnification amounts as a percentage of the value of the depreciated property claims in accordance with the manner in which the licenses were granted. See "Item 4B.13h Network Site Permits". The Amended Plan is subject to governmental approval, in accordance with the Planning and Building Law. It is unknown when the government intends to approve the Amended Plan.

As of December 31, 2016, we have provided local authorities with 511 indemnification undertakings. These indemnifications expose us to risks which are difficult to quantify or mitigate and which may have a material adverse effect on our financial conditions and results of operations, if we are required to make substantial payments in connection therewith. In addition, the requirement to provide indemnification in connection with new building permits may impede our ability to obtain building permits for existing network sites or to expand our network with the erection of new network sites. The indemnification requirement may also cause us to change the location of our network sites to less suitable locations or to dismantle existing network sites, which may have an adverse effect on the quality and capacity of our network coverage.

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

3D.1m                      The MoC might require us to terminate the use of certain spectrum ranges which have been allocated to us, limit our use of such spectrum or fail to respond to our demands for the allocation of additional spectrum. Such eventualities may adversely affect our business and results of operations.

The MoC might prevent us from using some of our existing spectrum, may limit our ability to use such spectrum (whether by demanding we share such use with others or placing other limits on such use) or may fail to respond to our demands for the allocation of additional spectrum or for the refarming of our existing spectrum (the conversion of existing frequencies to a different technology). Such actions may interfere with our ability to effectively manage our licensed spectrum, reduce our ability to adequately provide services to our subscribers and place us at a competitive disadvantage. These possible eventualities may adversely affect our business and results of operations.

3D.1n We can only operate our business for as long as we have licenses from the Ministry of Communications.

We conduct our operations pursuant to licenses granted to us by the Ministry of Communications, which may be extended for additional periods upon our request to the Ministry of Communications and confirmation from the Ministry that we have met certain performance requirements. We cannot be certain that our licenses will not be revoked, will be extended when necessary, or, if extended, on what terms an extension may be granted. See "Item 4B.13f Our Mobile Telephone License ".

3D.1o Our mobile telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. Ensuring compliance with these obligations and restrictions may be outside our control, and may limit our ability to raise new equity capital.  If the obligations or restrictions are not respected by our shareholders, we could lose our license.

As with other companies engaged in the telecommunications business in Israel, our license requires that a minimum economic and voting interest in, and other defined means of control of our company be held by Israeli citizens and residents or entities under their control. If this requirement is not complied with, we could be found to be in breach of our license, even though ensuring compliance with this restriction may be beyond our control. See "Item 4B.13f Our Mobile Telephone License".

Our general mobile telephone license requires that our "founding shareholders or their approved substitutes", as defined in the license, hold at least 26% of the means of control in the Company, including 5% which must be held by Israeli founding shareholders (Israeli citizens and residents), who were approved as such by the Minister of Communications. If the Company decides to raise capital, it may face significant difficulty to do so since the current holdings of Israeli entities (as defined in the license) holdings are approximately 5% and any equity offering to the public or to the Company's employees and office holders will require an equivalent equity offering of shares to Israeli entities, in a manner in which the total Israeli entities founding shareholders' holdings will not be less than 5% of the total issued share capital. Since the transfer of these Israeli entity shares requires pre-approval of the MoC to determine that the receiving shareholder is eligible to be an Israeli entity, they are limited in their capability of transfer to another shareholder. The Company may need to grant a significant discount in an equity offering of these Israeli entity shares. If the Company were required to raise capital and this issue prevented it from doing so, our business could be adversely impacted (e.g., reduction in sales with long term credit arrangements and/or reduction in capital investments). The license also requires that these Israeli founding shareholders appoint at least 10% of our Board of Directors. In 2006, our Israeli founding shareholders sold substantially all of their shares in the Company to Israeli institutional investors, who were approved as substitutes. Since then, there were additional share sales to Israeli institutional investors that were approved as substitutes by the Minister of Communications.

In addition, according to our license, no transfer or acquisition of 10% or more of any of such means of control, or the acquisition of control of our company, may be made without the consent of the Minister of Communications. Nevertheless, under certain licenses granted, directly or indirectly, to Partner, approval of, or notice to, the Minister of Communications may be required for holding of 5% or more of Partner's means of control. Our license also restricts cross-ownership and cross-control among competing mobile telephone operators, including the ownership of 5% or more of the means of control of both our company and a competing operator, without the consent of the Minister of Communications, which may limit certain persons from acquiring our shares. Shareholdings in breach of these restrictions relating to transfers or acquisitions of means of control or control of Partner could result in the following consequences: the shares will be converted into "dormant" shares as defined in the Israeli Companies Law, 1999 ("Israeli Companies Law"), with no rights other than the right to receive dividends or other distributions to shareholders, and to participate in rights offerings until such time as the consent of the Minister of Communications has been obtained and our license may be revoked. In addition, under certain licenses of the Company's subsidiaries, approval of, or notice to, the Minister of Communications may be required for holding of less than 5% of means of control. Because of this lack of consistency, Partner may be in breach of its licenses in this regard.

3D.2   RISKS RELATING TO OUR BUSINESS OPERATIONS

3D.2a As a result of substantial and continuing changes in our regulatory and business environment, our operating results and profitability have decreased significantly in the past five years, with a loss for 2015.  We managed to earn a profit of NIS 52 million (US$ 14 million) for 2016, but our operating results may again decline in 2017 and beyond, which may adversely affect our financial condition.

Our revenues in 2016 were NIS 3,544 million (US$ 922 million), a decrease of 14% from NIS 4,111 million in 2015 and a decrease of 19% from NIS 4,400 million in 2014. The Company recorded a profit in 2016 of NIS 52 million (US$ 14 million), compared with a loss in 2015 of NIS 40 million, and a profit of NIS 162 million in 2014.The principal factor leading to this continued decline in operating results over the past few years has been the intense competition resulting largely from regulatory developments intended to enhance competition in the Israeli telecommunications market. These developments have caused (i) significant price erosion in cellular services due to heightened competition from new entrants (since 2012) in the Israeli cellular market, (ii) a decrease in our cellular subscriber base and market share, and (iii) in 2016 a significant decrease in gross profits from equipment sales. The decrease in service revenues due to the continued price erosion and the decrease in gross profits from equipment sales may both continue in 2017.

Because the regulatory environment continues to evolve with the objective of further increasing competition in the various markets in which we operate, depending on past and future regulatory and market developments, these factors may continue to negatively impact our business through 2017 and beyond, which may adversely affect our financial condition by, among other things, increasing the risk of a substantial further impairment in the value of our telecommunications assets.  See also "Item 5D.2 Outlook".

3D.2b Our level of indebtedness could adversely affect our business, profits and liquidity. Furthermore, difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness.

As of December 31, 2016, total borrowings and notes payables amounted to NIS 2,694 million (US$ 701 million), compared to NIS 3,101 million as of December 31, 2015. See also "Item 5B.3 TOTAL NET FINANCIAL DEBT". The terms of the Company's borrowings require the Company to comply with financial covenants for existing borrowings. The existing borrowing agreements allow the lenders to demand an immediate repayment of the borrowings in certain events (events of default), including, among others, a material adverse change in the Company's business and non-compliance with the financial covenants set in those agreements. Although the Company has entered into agreements for deferred borrowings in a total amount of NIS 200 million, these agreements allow the lenders to not provide the borrowings should any of the events of default defined for our existing borrowings occur prior to the date for providing the deferred borrowings. Such events include a material adverse change in the Company's business. See "Item 5B.2 Long-Term Borrowings ".

In addition, our need for cash to service our substantial existing debt may in the future restrict our ability to continue offering long-term installment plans to promote sales of equipment. As a result, our ability to continue benefiting from one of the current drivers of total Company profits may be limited. (See also "ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS" and specifically "Item 5D.2 Outlook");

Our substantial indebtedness could also adversely affect our financial condition and profitability by, among other things:

•
requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the funds available for financing ongoing operating expenses and future business development;

•
increasing our vulnerability to adverse economic, industry or business conditions or increases in the consumer price index ("CPI"), particularly because a portion of our borrowings is linked to the CPI;

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

3D.2c Entry into the television services market entails costs, without expectations of profitability in the short term.

Our entry into the television services market necessarily entails costs, including capital expenditures related to the establishment of the infrastructure of our technological content management system, which supports our TV service, and costs of TV technicians, the content management team, service and sales, distribution rights and the purchase of other equipment (e.g. Set top boxes).

As is typical when entering a new market, we do not expect to achieve profitability in the short term.

In addition, our entry into a market which is controlled by two dominant competitors, as well as the competition we may face from additional existing and potential competitors, may cause us unexpected increased costs in content, sales and marketing, as part of our goal to penetrate the TV market.

Such an increase in our costs would have a further negative impact on our EBITDA and results of operations.

3D.2d Our revenues from the pre-paid subscriber base have decreased over the last few years and may continue to decrease as a result of the increased competition in the market.

Over the last few years, our revenues from cellular pre-paid subscriber base have decreased. The principal factors leading to this continued decline over the past few years have been the decline in pricing of unlimited post-paid plans and therefore the relative attractiveness of those plans compared to the pre-paid plans as well as increased competition due to the entrance of new operators into the pre-paid market. If this trend continues, revenues from pre-paid subscribers will continue to decline.

3D.2e If the network sharing agreement entered into with HOT Mobile is unilaterally terminated by HOT Mobile earlier than we expected, we will be required to split the shared network with Hot Mobile and the resources, time and expense it may take us to have our own network in a nationwide coverage, may be substantial and could also materially harm our business and the results of operations at such time.

Pursuant to the terms of the Network Sharing Agreement that we entered into with HOT Mobile (see "Item 3D.1d The Network Sharing Agreement we entered into with HOT Mobile may be terminated earlier than we expected due to regulatory intervention. In such case we will be required to split the shared network with Hot Mobile, and the resources, time and expense it may take us to have our own network on a nation-wide coverage may be substantial and could also materially harm our business and the results of operations at such time. Network sharing and similar agreements entered into by our competitors may place us at a competitive disadvantage.") as of April 2023, either party is entitled to terminate the Network Sharing Agreement for convenience by notifying the other party to that effect two years in advance.

If and when the network sharing will end, we will need to split the shared network with HOT Mobile and the resources, time and expense it may take to have our own network on a nation-wide coverage, may be substantial and could materially harm our business and results of operations at such time.

3D.2f  Competition resulting from the full service offers by telecommunications groups and additional entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, may continue to cause a further decrease in tariffs, an increase in subscriber acquisition and retention costs, and may continue to reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations.

Competition by Golan Telecom and HOT Mobile. HOT Mobile and Golan Telecom, which entered the market in May 2012, were awarded various benefits and leniencies, such as low minimum license fees and a reduction mechanism of the license fee (to the minimum fee set) offered to the winner based on the market share gained in the private sector over five years after being awarded the license. In addition, the MoC has, so far, failed to enforce Golan Telecom's license obligation regarding deployment of its infrastructure.

The acquisition of Golan Telecom by Electra, which was approved by the Anti-Trust Commissioner under certain conditions (see "Item 3D.1d- Network sharing and similar agreements entered into by our competitors) and by the MoC, might increase competition in the cellular market. Electra's retail business allows it access to a wide customer base and distribution network and may enable it to offer attractive package prices to their customers. Furthermore, the terms under which the acquisition of Golan by Electra may be approved by the relevant regulators, may also affect our ability to compete. See "Item 3D.1d- Network sharing and similar agreements entered into by our competitors.

Entrance of the sixth facility-based operator. Following the 4G tender results, Xphone 018 Ltd. ("Xphone") gained one band of 5 MHz in the 1800 range, allowing it to share its frequencies with other operators and share their network (as part of a network sharing agreement). Cellcom, Golan and Xphone have reached a network sharing agreement which has been approved by the Anti-Trust Commissioner and the Ministry of Communications. This agreement will enable Xphone to enter the market. If Xphone enters the market (as the sixth facility based operator), this may further increase competition levels in the cellular market and negatively affect our results of operation.

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

•
the frequencies would be granted to them for longer license terms than those of the other cellular licensees-each operator received the right to use the frequencies for the period equal to the initial term of their license and a new operator such as Xphone, for a period of 20 years from the time of the grant of such license; and

•
a waiver of HOT Mobile and Golan Telecom's obligation to build an independent network subject to their commitment to invest in a shared network with another operator the same amount that they have committed to invest in their UMTS network.

These leniencies place us at a substantial competitive disadvantage, which may negatively affect our results of operations.

Network sharing and national roaming agreements entered into by our competitors. If the MoC and the Israeli antitrust authority approve any future network sharing agreements or national roaming agreements under conditions that are more lenient than those imposed on our network sharing and national roaming deal with HOT Mobile, this would place us at a disadvantage compared to our competitors. As a result, our business and results of operations may be negatively impacted. See "Item 3D.1d The Network Sharing Agreement we entered into with HOT Mobile may be terminated earlier than we expected due to regulatory intervention. In such case we will be required to split the shared network with Hot Mobile, and the resources, time and expense it may take us to have our own network on a nation-wide coverage may be substantial and could also materially harm our business and the results of operations at such time. Network sharing and similar agreements entered into by our competitors may place us at a competitive disadvantage."

Entrance of additional MVNOs. The entrance of additional Mobile Virtual Network Operators ("MVNOs") has further increased competition in the market, since some MVNOs are retailers with a wide customer base and distribution network that allows them to offer attractive package prices to their customers. See "Item 4B.10a Competitors in the Cellular Services market".

Competitive advantages of the two fixed-line infrastructure groups. The Bezeq Group and the HOT Group are the only Israeli telecommunications providers that have their own nationwide fixed-line telecommunications infrastructures. See Item 3D.1b "If the structural separation provisions (which apply to Bezeq and HOT) are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations."

Bezeq Group – Bezeq, Israel's largest telecommunications provider and the primary fixed-line operator, provides fixed-line telephony services, cellular telecommunications services, primary rate interface ("PRI"), broadband internet access infrastructure services, ISP services, transmission and data communications services, ILD services and multi-channel television services.

HOT Group – The HOT Group provides cellular telecommunications services, multi-channel television services, fixed-line telephony services, PRI, broadband internet access, infrastructure services, transmission and data communications services, ISP services and ILD services.

Because the Bezeq Group and the HOT Group operate their own broadband internet access and transmission infrastructures, they do not depend on any third party for broadband internet access. Partner and other telecommunications services providers who do not have an independent broadband internet access infrastructure are unable to provide some of these services, substantially limiting their ability to compete.

Entry into the TV services market. We have announced that we plan to enter the TV services market during the first half of 2017. Offering TV services may improve our ability to compete with bundled offerings by our competitors. However, entering into the TV services market will entail costs and require access to premium content. If we fail to gain access to premium content or if we fail to secure the required resources for successful entry, this may negatively affect our results of operations.

Furthermore, entry into new markets (e.g. television services, fiber optic infrastructure) may further intensify price competition in the cellular market that may have an adverse effect on our results of operations.

Israel Broadband Company (IBC). In August 2013, the Minister of Communications granted Israel Broadband Company (2013) Ltd. ("IBC"), a general license for the provision of fixed-line telecom services (infrastructure) and for the establishment of a nationwide optic fiber network using the Israeli Electric Company's infrastructure. IBC has launched a web portal in which it offers ISP services to end-users (through agreements with selected ISPs). The variety of suppliers, immediate choice, and ability to quickly switch suppliers may commoditize the ISP segment and negatively impact our revenues and profits. IBC was also granted a special license for the provision of domestic fixed-line data communication. According to local media reports, IBC is permitted under its special license to provide its services to large business customers. Entry of IBC into the large business segment of the ISP market may increase competition in this segment and erode our market share and may affect our results of operation. IBC has recently retained Rothschild Bank in its attempt to find a strategic investor. Partner is examining the feasibility of such investment, as are other entities.

Sale of handsets and other equipment. Competition in the market for handsets and other equipment including tablets, laptops, audio-visual devices and other related equipment sold by the Company is high and may increase, which may affect our results of operation.

Competition in Roaming Services. Some of our competitors may be able to obtain lower roaming rates than us either since they have larger call volumes or through their affiliations with other international cellular operators. Some competing service providers use alternative technologies for roaming that bypass the existing method of providing roaming services.  Further competition in roaming services (both inbound and outbound) has arisen and may arise in the future from other telecommunication operators and new technologies that allow subscribers to use global SIM cards and pure internet-based services such as Skype, Viber and WhatsApp, as well as other operator products which use VoIP applications. In addition, some cellular operators began marketing plans that, in addition to calls, SMS and internet, include roaming services to set lists of countries.

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

3D.2g Significant expansion in the capacity for international connectivity between Israel and Western Europe and increased competition in the ISP market resulted in sharp price decreases in these markets in 2011 and, as a result, caused us, and may in the future cause us, to recognize substantial impairment in the value of our fixed-line telecommunications assets.

Beginning in December 2011, total capacity available in international connectivity between Israel and Western Europe increased significantly as a result of the entry into operation of new underwater cables, and international connectivity services experienced a sharp decline in prices.  In addition, we face increased competition in the retail ISP market, mainly since the launch of HOT-NET in the beginning of 2012.  We therefore performed, with the assistance of an independent appraisal an impairment test on assets that belong to the VOB/ISP Cash Generating Unit ("CGU") of our fixed-line segment. As a result of the testing, impairment charges in a total amount of NIS 235 million were recognized for the fixed-line business at December 31, 2011.  In addition, the Company's management performed, as required, its annual impairment review of goodwill, which resulted in an impairment charge to goodwill in 2011 in an amount of NIS 87 million with respect to the VOB/ISP and ILD group of CGUs of the fixed line segment.

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

3D.2h The unionization of our employees has negatively affected and may continue to negatively affect our financial results.

In September 2014, we recognized the Histadrut, currently the largest Israeli labor union, as the union representing the Company's employees. We signed a collective employment agreement with the employees' representatives and the Histadrut on March 13, 2016. The agreement includes an organizational chapter that is valid for a period of three years (2016-2018) and an economic chapter that was valid until December 30, 2016, and on December 12, 2016, we signed a new economic chapter that is valid for the years 2017 and 2018. The organizational chapter includes, among others, provisions regarding manning and changing of positions, termination of employment and tenure. The new economic chapter includes, among others, provisions regarding terms of employment, benefits and welfare. See "Item 6D Employees".

As a result, management attention that would otherwise be available for our ongoing business must be directed towards the implementation of the collective employment agreement and other matters involving the unionization. The unionization of our employees has limited management's flexibility to efficiently run our business and adjust operations to market conditions, including the ability to execute organizational and personnel changes. It has resulted in increased costs and negatively affected our financial results, and may continue to do so in the future.

3D.2i  Our purchase commitments pursuant to our non-exclusive agreement with Apple for the purchase and resale of iPhone handsets in Israel may adversely affect our financial results.

Following the expiration of our previous agreement in 2016 and pursuant to a non-exclusive agreement we entered into in June 2016 with Apple Distribution International for the purchase and resale of iPhone handsets in Israel, we agreed to purchase a minimum quantity of iPhone handsets per year, for a period of three years.  These purchases represent a significant portion of our expected handset purchases over that period. If we fail to meet the minimum quantities and do not reach an agreement with Apple regarding this matter, we may be in breach of the agreement which may involve payment of damages, which would increase our costs.

3D.2j  We depend on a limited number of suppliers. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of network equipment and handsets and other devices or maintenance support on a timely basis.

Network suppliers. We purchased our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software, from Ericsson. In October 2010, we entered into an agreement with Ericsson for the upgrade and modernization of our networks and the deployment of our fourth generation network in Israel. The initial term of the agreement ended on December 31, 2014. Following the expiration of the initial term, we extended the initial period for the provision of support and maintenance service for additional periods until December 31, 2016.  Recently we have ordered maintenance services for the years 2017 and 2018. See "Item 4B.9f Suppliers". We are therefore, as a practical matter, materially dependent on Ericsson as our sole vendor for our UMTS and LTE networks.

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

Our results of operations could be adversely affected if any of our key suppliers fails to provide us with adequate supplies of handsets, equipment, as well as ongoing maintenance and upgrade support, in a timely manner. In addition, our results of operations could be adversely affected if the price of network equipment rises significantly. In our experience, suppliers from time to time extend delivery times, limit supplies and increase the prices of supplies due to their supply limitations and other factors. If the availability of handsets and other equipment furnished by our suppliers is insufficient to meet our customers' demands, we may lose opportunities to benefit from demand for this product, and our unserved customers may purchase the equipment independently which may adversely affect our revenues. In addition, the constant development of new handsets and other equipment can render existing handsets and other equipment obsolete resulting in high levels of slow moving inventory.

3D.2k                      Unanticipated growth in subscriber demand for cellular data may require us to make additional investments and to modify certain products or services.

As part of our strategy of evolving into a diversified multi-service communications and media service provider, we have developed services and successfully encouraged subscriber demand for internet access and content and data consumption using cellular phones, smartphones, tablets, data cards and ISP Services. However, in the event subscriber demand for data increases more rapidly than expected, we may need to develop strategies to avoid data traffic overloading the capacity of the network. Such strategies may include modifying certain products or services or undertaking significant additional investments. In addition, regulatory developments seeking to ensure "fair usage" of the internet for all persons may impose changes on the terms and conditions of certain of our current or future services. In the event of substantial, rapid growth in data consumption by our subscribers and the public generally, we may be obliged to undertake significant investments and to adjust our product offerings or, both of which could have a material adverse effect on our financial condition or results of operations.

3D.2l  We could be subject to legal claims due to the inability of our information systems to fully support our tariff plans.

In order to attract and retain the maximum number of subscribers in our highly competitive market, we design specific tariff plans to suit the preferences of various subscriber groups. We require sophisticated information systems to record accurately subscriber usage pursuant to the particular terms of each subscriber plan, as well as accurate database management and operation of a very large number of tariff plans. From time to time, we have detected some discrepancies between certain tariff plans and the information processed by our internal information systems, such as applying an incorrect rebate or applying an incorrect tariff to a service, resulting in a higher or lower charge. We have invested substantial resources to refine and improve our information and control systems and ensure that our tariff plans are appropriately processed by our information systems. We have also taken steps to remedy the identified discrepancies. Despite our investments, we may experience discrepancies in the future due to the multiplicity of our plans and the scope of the processing tasks. Further, while we invest substantial efforts in monitoring our employees and third-party distributors and dealers that market our services, it is possible that some of our employees, distributors or dealers may offer terms and make (or fail to make) representations to existing and prospective subscribers that do not fully conform to applicable law, our license or the terms of our tariff plans. As a result of these discrepancies, we may be subject to subscribers' claims, including class action claims, and substantial sanctions for breach of our license that may materially adversely affect our results of operations.

3D.2m Actual and alleged health risks related to network sites and the use of mobile telecommunications devices, including handsets, could have a material adverse effect on our business, operations and financial condition.

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

While, to the best of our knowledge, the handsets that we market comply with the applicable laws that relate to acceptable Specific Absorption Rate ("SAR") levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers' approvals refer to a prototype handset, and not for each and every handset, we have no information as to the actual level of SAR of the handsets along the lifecycle of the handsets, including in the case of repaired handsets. See also "Item 4B.13g Other Licenses". Furthermore, our network sites comply with the International Council on Non-Ionizing Radiation Protection standard, a part of the World Health Organization, which has been adopted by the Israeli Ministry of Environmental Protection.

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

3D.2n Equipment failures, system failures, natural disasters and hostile events such as acts of war, terror or cyber-attacks may materially adversely affect our results of operations.

Our ability to provide ongoing services to our subscribers, bill for services rendered and protect company and subscriber data are all vulnerable to various types of risks.

Such risks may include equipment failures, network failures, computer and IT system failures, transmission outages, spectral interferences, third-party systems and networks, natural disasters (such as fire, extreme weather and earthquakes), hostile events (such as acts of war, terror-attacks, see "Item 3D.2r The political and military conditions in Israel may adversely affect our financial condition and results of operations.") cyber-attacks and data breaches whether by employees or other third parties. If any such events do occur, they could have a material adverse effect on our operations.

 Like many other telecommunication companies, we have experienced an increase in cyber incidents over the past few years, some of which penetrated our cyber defenses, although no significant damage resulted and there has been no loss of or access to customer data. We have integrated protective systems and prepared Disaster Recovery Plans ("DRP") to mitigate such risks; however it is not possible to determine in advance whether our defense systems and recovery plans will continue to be entirely effective, or how quickly we will be able to restore any affected service.

As threats to our network, services and data continue to evolve, we may be required to expend significant efforts and resources to enhance our control environment, processes, practices and other protective measures.

If despite such efforts, we are unable to provide some or all of the telecommunications services to a substantial portion of our customers, whether temporarily or for an extended period of time, or if customer data is lost or accessed by third parties, we may be exposed to legal claims and liability, we may be found to be in breach of our legal obligations towards our customers, our brand and reputation may be damaged, we may suffer a loss of customers, our ability to attract new customers may be impaired, and we may be required to compensate our customers. Such eventualities may negatively affect our business, and our short- and long- term results of operations may be materially adversely affected.

3D.2o The telecommunications industry is subject to rapid and significant changes in technology and industry structure which could reduce demand for our services.

We face competition from existing or future technologies that have the technical capability to handle mobile, fixed-line and international long distance telephone calls, and to interconnect with local and international telephone networks and the Internet. Such new and evolving technologies include fixed-line and broadband wireless access services, Over the Top or Internet-based voice and multimedia services, Wi-Fi technologies and VoC. For example, internet-based services that provide user experience largely equivalent to our offerings, such as Voice over IP ("VoIP"), messaging services (WhatsApp , Skype, Viber), and video services (YouTube, video portals) are already available. In addition, the rapid development in recent years of technologies that allow international calls to be placed over the Internet without the need to use the services of an ILD has caused a decrease in the amount of international call minutes placed through the ILD services and also serve as an alternative for fixed-line communications. In particular, the risk posed by VoIP is that the purchase of a data package alone will be sufficient for the provision of most cellular voice, data and messaging services.

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

3D.2p We are exposed to, and currently engaged in, a variety of legal proceedings, including requests to approve lawsuits as class actions related primarily to our network infrastructure and consumer claims.

In addition to a number of legal and administrative proceedings arising in the ordinary course of our business, we have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure, which may result in civil liabilities or criminal penalties against us or our officers and directors, and consumer claims, including class action suits, regarding, for example, our tariff plans and billing methods or alleging, for example, unlawful charges, which are costly to defend and may result in significant monetary damages and civil penalties. The number of class actions that have been filed against us has increased over the past few years and this trend may continue in light of various amendments to the Consumer Protection Law and stricter regulatory policies that have been adopted. In class actions that require interpretation of our license provisions, the courts have in some instances requested the position of the Ministry of Communications or the Attorney General. In cases where the interpretation contradicts our interpretation and the court adopts the interpretation of the State, it may enforce the implementation of such provisions retroactively which may adversely affect our financial results. The costs that may result from these lawsuits are only accrued when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company's assessment of risk is based both on the advice of legal counsel and on the Company's estimate of the financial exposure if the verdict is in favor of the plaintiff. If the requests to certify lawsuits against us as class actions are approved and succeed or if we underestimate the potential exposure our financial results will be adversely affected. See "Item 8A.1 Legal and Administrative Proceedings".

We are also subject to the risk of intellectual property rights claims against us, including in relation to innovations we develop ourselves and the right to use content, including television, video and music content, which we have purchased or licensed from third parties who present themselves as the owners or official licensors (or as the representatives of owners or licensors) of the intellectual property rights included in the content, when in fact they may not be. These claims may require us to initiate or defend protracted and costly litigation, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages or may be required to obtain licenses for the infringing content, product or service, which may affect our financial results. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be forced to cease using, distributing or selling the products and services.

3D.2q We are dependent upon our ability to interconnect with other telecommunications carriers. We also depend on Bezeq and other suppliers for transmission services and some of our Fixed-Line Services are dependent on our having access to Bezeq and the HOT Group's fixed-line network. The failure of these carriers to provide these services on a consistent basis could have a material adverse effect on us.

Our ability to provide commercially viable fixed-line and cellular telephone services depends upon our ability to interconnect with the telecommunications networks of existing and future fixed-line, cellular telephone and international operators in Israel in order to complete calls between our customers and parties on the fixed-line or other cellular telephone networks. All fixed-line, cellular telephone and international operators in Israel are legally required to provide interconnection to, and not to discriminate against, any other licensed telecommunications operator in Israel. We have interconnect relations with all the Israeli operators, including Bezeq and HOT Telecom, and we also depend on their internet broadband access infrastructure in order to provide ISP services and VoB fixed telephony services to the residential market. See "Item 3D.1a If the Ministry of Communications continues to fail to enforce its fixed-line wholesale market reforms on Bezeq and HOT Telecom, this may negatively affect our business and results of operations." and "Item  3D.1b If the structural separation provisions (which apply to Bezeq and HOT) are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations."

We are also dependent on the submarine infrastructure made available by Med Nautilus, which provides mutual international transmission based on fiber optics between Israel and other countries. See "10C Material Contracts". We also depend on foreign operators that provide us with interconnection to the global internet network.

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

During an emergency, including a major communications crisis in Israel's national communications network, a natural disaster, or a special security situation in Israel, control of our network may be assumed by a lawfully authorized person in order to protect the security of the State of Israel or to ensure the provision of necessary services to the public. During such circumstances, the government also has the right to withdraw temporarily some of the spectrum granted to us. Under the Equipment Registration and Mobilization to the Israel Defense Forces Law, 1987, the Israel Defense Force may mobilize our engineering equipment for their use, compensating us for the use and damage. This may materially harm our ability to provide services to our subscribers in such emergency circumstances, and would thus have a negative impact on our revenues and results of operations.

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

Our financial institutions borrowings and repayments of principal and interest on our Series C Notes due 2018, Series D Notes due 2021 and Series E Notes due 2017 are currently in shekels, of which Series C and borrowings, at a total principal of NIS 621 million as of December 31, 2016 (including current maturities, less offering expenses) are linked to CPI. We may not be able to raise our tariffs in a manner that would fully compensate for any increase in the CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue. See "ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK" for more information regarding the Company's exposure to exchange rate fluctuations and inflation.

3D.2u We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which may have a material adverse effect on our operating results and our share price.

Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to the evaluation of our internal control over financial reporting require substantial resources, management time and attention. We expect these efforts to require a continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Although our management has concluded that our internal control over financial reporting was effective as of December 31, 2016, we may identify material weaknesses or other disclosable conditions relating to internal control over financial reporting in the future. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and significant effort and expense, and could have a material adverse effect on our operating results and on the market price of our ordinary shares.

3D.2v Based on a decision of the Board of Directors in 2012, dividend distributions are assessed from time to time on the basis of various factors. There can be no assurance that dividends will be declared or, if they are, at what level. No dividends have been distributed since 2013.

In September 2012, the Board of Directors resolved to cancel the then existing dividend policy, which targeted a minimum payout ratio of 80% of annual net income, and to assess dividend distributions (and their scope) from time to time, by reference to, among other things, the Company's cash flow, profitability, debt level, debt coverage ratios and the business environment in general. The level of any distribution of dividends may also be affected by the Company's stated intention to use its cash flow and take other measures to reduce its financial debt, as well as by the need to comply with existing financial covenants and to fund any necessary capital expenditures.

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

If we are unable to pay dividends at levels anticipated by our shareholders, the market price of our shares may be negatively affected and the value of our investors' investment may be reduced.

3D.3              RISKS RELATED TO OUR PRINCIPAL SHAREHOLDER

3D.3a 30.18% of our issued and outstanding shares and voting rights were held by S.B. Israel Telecom Ltd., our largest shareholder, as of March 1, 2017.

As of March 1, 2017, our largest shareholder, S.B. Israel Telecom Ltd. ("S.B. Israel Telecom"), held approximately 30.18% of our issued and outstanding shares.

As our largest shareholder, S.B. Israel Telecom has the ability to significantly influence our business through its ability to appoint directors serving on our Board of Directors and thereby substantially control all actions that require approval of our Board of Directors. S.B. Israel Telecom is not obligated to provide us with financial support or to exercise its rights as a shareholder in our best interests or in the best interests of our other shareholders and noteholders, and it may engage in activities that conflict with such interests. If the interests of S.B. Israel Telecom conflict with the interests of our other shareholders and noteholders, those shareholders and noteholders could be disadvantaged by the actions that it may pursue. However, S.B. Israel Telecom is subject to the fairness duty of a controlling shareholder under the Israeli Companies Law, and, in the context of related party transactions, to vote for the approval of transactions which are in favor of the Company. See "Item 6C.10 Duties of a Shareholder".

ITEM 4. INFORMATION ON THE COMPANY

4A.          History and Development of the Company

We were incorporated in Israel under the laws of the State of Israel on September 29, 1997, as Partner Communications Company Ltd. Our products and services were marketed under the "Orange" brand until February 16, 2016, when it was replaced with the "Partner" brand.  In addition, since 2011, we have used the "012 Smile" brand for certain products and services. Our principal executive offices are located at 8 Amal Street, Afeq Industrial Park, Rosh Ha'ayin 48103, Israel (telephone: +972-54-7814-888). Our website addresses are www.partner.co.il and www.012mobile.co.il. Information contained on our websites does not constitute a part of this annual report. Our authorized U.S. representative is Puglisi and Associates, 850 Library Avenue, Suite 204, Newark, Delaware, 19711 and our agent for service in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

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

•
In March 2006, we launched services based on the High Speed Downlink Packet Access ("HSDPA") technology. HSDPA is a technological enhancement to our 3G services that offers subscribers the ability to access our 3G services at higher speeds. The HSDPA technology has been deployed to support up to 21 Mbps on the downlink and 5.76 Mbps on the uplink.

•
In July 2006, we purchased Med-1 I.C.–1 (1999) Ltd.'s fiber-optic transmission business for approximately NIS 71 million, in order to enable us to reduce our transmission costs as well as to provide our business customers with bundled services of transmission of data and voice and fixed-line services.

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

•
In February 2010, following the District Court's approval, a total amount of NIS 1.4 billion or approximately NIS 9.04 per share was paid on March 18, 2010, to shareholders and ADS holders of record on March 7, 2010, as a special dividend distribution.

•
In March 2011, we acquired all of the outstanding shares of 012 Smile Telecom Ltd., a leading provider of broadband and traditional telecommunications services in Israel. The acquisition of 012 Smile supported our strategy of becoming a leading comprehensive communications group, expanding our range of services and products.

•
In January 2013, S.B. Israel Telecom, an affiliate of Saban Capital Group, a private investment firm, based in Los Angeles, California, specializing in the media, entertainment and communications industries, became our principal shareholder through acquiring 30.87% of our issued and outstanding shares, principally from our previous controlling shareholder, Scailex Corporation Ltd.

•
In November 2013, we entered into a 15-year Network Sharing Agreement with HOT Mobile pursuant to which the parties agreed to create a 50-50 limited partnership to operate and develop a cellular network to be shared by both parties (among others, as a result of pooling both parties' radio access network infrastructures to create a single radio access network). The Network Sharing Agreement was approved by the Israeli anti-trust authorities, subject to conditions in May 2014, and by the Ministry of Communications in April 2015. See "Item 4B.9 Our Network".

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

For information on our capital expenditures for the last three financial years, and for the principal capital expenditures currently in progress, see "Item 4B.9 Our Network" and "Item 5B.3 Total Net Financial Debt- Capital Expenditures".

4B.          Business Overview

Partner Communications Company Ltd. is a leading Israeli telecommunications company, providing a wide integrated and customized range of cellular and fixed-line telecommunication services, including infrastructure, ILD and ISP services. We offer our subscribers a full range of products and services to address a broad range of communications needs based on advanced technologies currently available as well as a variety of competitive tariff plans.

As part of our strategy to be a diversified multi-service communications group, we supply our services through two business segments:

- the cellular segment, our main business, which represents the largest portion of our total revenues. The cellular business segment includes cellular communications services such as airtime calls, international roaming services, text messaging, internet browsing, value-added and content services, and services provided to other operators that use the Company's cellular network. The Company also sells and leases a range of equipment related to cellular services. See also "Item 4B.6a Cellular Services and Products".

At December 31, 2016, we had approximately 2,686 thousand cellular subscribers, representing an estimated 26% of total Israeli cellular telephone subscribers at that date. As of that date, approximately 83% of our subscriber base (approximately 2,241 thousand subscribers) was represented by subscribers who subscribe to post-paid tariff plans and 17% (approximately 445 thousand subscribers) by subscribers who subscribe to pre-paid tariff plans. (For a definition of "subscriber", see "Item 3A Selected Financial Data").

In 2016,  we marketed our cellular services mainly under the Partner brand (after rebranding our products and services that were previously under the "Orange" brand to be under the new "Partner" brand in February 2016), as well as under the 012 Mobile brand;

and

- the fixed-line segment, which includes a number of services provided over fixed-line networks including (1) ISP services that provides access to the internet (both infrastructure and ISP services), cloud services and data protection products solutions based on products and services offered by us and by third party vendors. We also provide Wi-Fi networks, including certain value added services; and fixed-line voice communication services provided through VOB and SIP voice trunks and Network Termination Point Services ("NTP") – under which the Group supplies, installs, operates and maintains endpoint network equipment and solutions, including providing and installing equipment and cabling, within a subscriber's place of business or premises. Since February 2015, we also provide a full internet service including infrastructure, according to the wholesale market reform; (2) transmission services and primary rate interface ("PRI"); and (3) ILD services, outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. In addition, this segment includes sales and leasing of related equipment. See "Item 4B.6b Fixed-line Services and Products". As from 2017, our results of our anticipated TV business will also be recorded in the fixed-line segment.
In 2016, our fixed-line services were marketed under the Partner brand and under the 012 Smile brand.

In July 2016, we assigned and transferred the business activities of two of our subsidiaries, 012 Smile Telecom Ltd. and 012 Telecom Ltd. with respect to their customers and creditors, to Partner Land-Line Communications Solutions LP.

Our GSM/UMTS network covered 99% of the Israeli population at year-end 2016. Our LTE network currently covers 87% of the Israeli population, in line with the deployment milestones in our license. We currently operate our GSM network in the 900 MHz and 1800 MHz bands, the UMTS network in the 900 MHz and 2100 MHz band and the LTE network in the 1800 MHz band. Our services provided on our network include standard and enhanced services, as well as value-added services and products. See "Item 4B.6 SERVICES AND PRODUCTS".

In 2016, Partner was named by Marketest, a multi-discipline research and consulting firm, as the leading company among the large cellular companies in Israel in their "market-test rating for customer experience" for the eleventh consecutive year and was named the "best workplace" award in the telecommunications industry for the twelfth consecutive year according to a survey by Business Data Information and The Marker magazine.

 In 2016, we were named by the Maala organization in their highest platinum plus category for corporate social responsibility for the ninth consecutive year.

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

•
Cellular Telephone Market Saturation. Since 1994, the market has sustained a rapid annual rate of growth from a 2.6% penetration rate at year-end 1994 to an estimated penetration rate in Israel at December 31, 2016, of 120%, representing approximately 10.3 million subscribers out of an estimated population of approximately 8.6 million. The total number of estimated cellular telephone subscribers includes dormant subscribers and subscribers to multiple networks as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers.

•
Multiple Operators in a Small Market. The regulatory changes in the telecommunications industry, particularly with respect to additional entrants that include cellular operators and MVNOs, have created multiple operators in a relatively small market, which has led to a high level of competition in the industry.

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

4B.2              SPECIAL CHARACTERISTICS OF THE FIXED-LINE TELECOMMUNICATIONS INDUSTRY IN ISRAEL

Bezeq and the HOT Telecom are the only telecommunications services providers with their own nationwide fixed-line infrastructure. IBC, which has a license to provide fixed-line services nationwide, has started a limited deployment of its fiber-based fixed-line services. Partner and Cellcom have fiber optic lines in certain areas nationwide.

Fixed-line telephony Services

Bezeq is the incumbent provider of fixed-line telephony services in Israel and holds more than 60% of the market. The remaining portion of the market is divided between HOT Telecom as the next largest provider and Cellcom and Partner.

Broadband and Internet services

The fixed internet access market used to be divided into two tiers of services: infrastructure services and ISP service. Since February 2015, with the launch of the wholesale market reform, ISPs have begun to market bundled packages which include both (Bezeq's) infrastructure and ISP components.

The Ministry of Communications declared its intention to provide an incentive for Bezeq to implement the wholesale market by reducing the regulations requiring Bezeq to maintain a "structural separation" between its fixed-line and mobile telecommunications operations. The MoC has also declared its intention to promote the removal of corporate separation in the Bezeq group and to publish a hearing in 2017 suggesting removal of the structural separation in the Bezeq group. See "Item 3D.1b If the structural separation provisions (which apply to Bezeq and HOT) are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations."

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

Until 2011, the Israeli ISPs were connected to the World Wide Web through an underwater communications cable owned and operated by Med Nautilus, a subsidiary of Telecom Italia SpA. Since January 2012, Bezeq International has its own underwater communications cable, and in February 2012, the Tamares Group's underwater communications cable commenced operations. These additional underwater cables have increased the effective bandwidth of international data connectivity and reduce costs for ISPs.

International long distance services

ILD services in Israel have been open for competition since December 1996. There are currently eight players in this market. The three major players are: Partner, through 012 Smile, Bezeq International and Cellcom through Netvision, who are estimated to hold together approximately 80% of the market. The other players are Xfone and Telzar 019 International Telecommunications Services Ltd., which commenced operations in 2011, and Hashikma  Communications Marketing Ltd., Golan Telecom and HOT Mobile, that commenced operations in 2012. Beginning in 2012, as part of the unlimited packages that the cellular companies began offering their customers, most of them, including the Company, included ILD services to certain destinations in these packages. Proposed regulations intend, among others, to allow all general telecommunications licensees (including MVNOs) to provide international call services to international destinations included in their subscribers' tariff plans and only calls to destinations not included in the subscriber's plans would be routed through ILD providers. See "Item 4B.13e - vi Hearings and Examinations". Such regulations may alter the ILD market structure in Israel and decrease the volume of international calls routed through ILD providers.

4B.3              OUR STRATEGY

Partner's goal is to be a comprehensive telecommunications company that offers an entire range of telecommunication solutions to a variety of customers. The principle elements of our business strategy are as follows:

•
Offer our customers a variety of cellular and fixed-line services as a diversified multi-service communications group. We offer our customers a variety of services that include a wide integrated and customized range of cellular and fixed-line services, as well as infrastructure, ILD services and ISP services. As part of our overall strategy to become a comprehensive telecommunications group, we have begun to deploy an independent fixed-line fiber optic based infrastructure which will allow us to offer our customers faster internet services in Israel, as well as the transmission of advanced and high quality television services. We intend to provide our customers with cyber solutions and IOT (Internet of Things) services.

•
Launch a television service in the first half of 2017. As part of our strategy to connect our customers "Any place, Any time, Any device" (AAA), we have chosen the Android TV operating system solution for our quality and advanced TV services that we intend to offer to our customers.

•
Customer satisfaction is a key factor to increase customer loyalty and decrease churn. In order to increase customer satisfaction, we constantly strive to provide advanced services at a high level of technology and simplify processes and information by providing our customers with a high level of accessible customer service at our service centers, call centers and digital channels.

•
We strive to remain a central player in the retail sale of handsets and accessories.  We continuously adapt ourselves to the changing needs of our customers, while following new and innovative equipment and accessory developments and changes in the telecommunications market.

•
Technical leadership and innovation in our cellular network in order to remain at the technological edge. We have the widest 4G coverage compared to other cellular operators as a result of having the largest deployment of 4G cell sites, see Item 4B.9 OUR NETWORK. As part of our strategy to remain the leading telecommunications operator in the cellular market, we intend to continue investing in 2017 in both the shared network with HOT Mobile as well as in our core cellular network, such as by deployment of more advanced technologies, for instance LTE Advanced, all in order to maintain our technological advantage in the market and enable us to offer more advanced services.

4B.4              COMPETITIVE STRENGTHS

We believe that the following competitive strengths will assist us in achieving our mission and implementing our strategies:

•
High Quality Network. We believe that as a result of our investments in upgrading our network, we have the most advanced cellular telecommunications network in Israel through the limited partnership created under the Network Sharing Agreement with HOT Mobile. This limited partnership has enabled us to combine our respective base cellular stations and thus enabled the network to gain denser site grids offering improved coverage and capacity, and thus better quality of service in terms of accessibility, retainability and quality of sound. At the same time, the limited partnership created under the Network Sharing Agreement with HOT Mobile has and is expected to continue to increase network efficiency by reducing the total number of network sites, while improving network coverage and capacity and introducing new technology.

•
Customer Centric Approach. Since we believe that customer satisfaction is a key concern, we provide a quality customer experience through quick, simple and reliable handling of customer needs and interactions, which we have achieved through investments in technology, offering tailored packages to the various sectors, offering a variety of portfolios of smartphones and tablets, and new communications products as well as training of customer service skills. We offer our customers a variety of self -service options and are planning, as a comprehensive telecommunications company that offers an entire range of telecommunication solutions, to continue expanding our self-service options and other tools as part of our digital transformation.

•
Variety of Communication Products. We believe that our cellular and fixed-line services, as well as our infrastructure, ISP services, transmission services and ILD services, strengthen our position in the communications market. Offering a variety of combined mobile and fixed-line products and services will enable us to better compete with the bundled services of other players, increase customer loyalty, and serve as an additional source of revenue.

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

In February 2016, we launched a new brand named "Partner", which replaced the "Orange" brand we have used since our inception. See "Item 5A.1c Settlement Agreement with Orange Brand Services Ltd." We believe that "Partner" is a highly attractive brand name for a communications group. The change of the brand name, which was carried out successfully, offered an excellent opportunity to reinvigorate our market presence with a new brand name which is simple and innovative. The rebranding also supports our business strategy of providing our customers with comprehensive telecommunication solutions, any time, any place, on any device and has provided us with the means to better position the Company in the Israeli telecommunications market.

Our marketing strategy emphasizes value for money, network quality, quality of customer service and innovation.

We market some of our services under the 012 Smile and 012 Mobile brands. However we have decided to cease use of the 012 Smile brand in 2017.

4B.6              SERVICES AND PRODUCTS

Our principal business, which provided approximately 80% of our revenues in 2016 (excluding inter-segment revenues) was derived from our cellular segment. Approximately 20% of our revenues (excluding inter-segment revenues) were generated from our fixed-line segment.

Our goal is to provide quality mobile broadband and fixed-line network and to offer a wide range of products, services and content to the cellular and fixed-line customers.

4B.6a Cellular Services and Products

Basic Cellular Services

Our main business is cellular telephony – provided mostly on our 3G and 4G networks. Our basic offer includes cellular voice services in Israel and abroad, text messaging services and mobile broadband at speeds of up to 150 Mbps1 and a mobile application for information and purchasing. Our services are provided over our cellular network including wholesale services to other operators as well as equipment and device sales.

Value- Added Services

In addition to standard mobile value-added services, we offer a variety of value-added services including among others, various content services, 4G TV video content, a variety of television and music applications, backup and synchronizing services, defense and security services and a variety of services for small and medium-sized businesses in all segments. We also provide our customers with M2M (machine to machine) connectivity solutions based on cellular communications in the finance, security and fleet management markets. These services and others are important to our business as they create differentiating factors and increase customer usage, satisfaction and retention. We continuously track all major market developments regarding value-added network services, and we intend to implement and offer those services that are likely to be popular with customers and which would add value to our business.

1 The cellular data transmission speed is not constant and is dependent on various factors including coverage, network availability, the chosen connectivity technology, the handset, and cellular, internet and other telecommunication networks.

International Roaming

We offer our customers roaming services abroad, which allow a mobile phone subscriber to place and to receive calls while in the coverage area of foreign networks owned by operators with whom we have commercial roaming agreement. Our roaming packages allow our customers to benefit from attractive rates in over 108 destinations. We offer data-only packages as well as packages that combine calls, data and SMS. The Ministry of Communications may introduce new regulations that would limit our revenues from roaming services. See "Item 4B.13e - vi Hearings and Examinations".

At December 31, 2016, we had commercial roaming relationships with 475 operators in 188 countries or jurisdictions, 315 3G roaming agreements in 144 countries and 80 4G roaming agreements in 58 countries. Creating roaming relationships with multiple operators in each country increases potential incoming roaming revenue for us and gives our subscribers more choice in coverage, services and prices in that country.

The 3G and 4G roaming agreements enable our 3G roamers to initiate video calls, high speed data and video and audio content while abroad.

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

Cellular Equipment and Devices

Equipment and device sales in the cellular segment, include sales and leases of cellular handsets, cellular modems, tablets, laptops (including both WI-FI-only devices and devices with 3G-HSPA or 4G LTE embedded data cards) and related accessories, as well as handset maintenance and spare parts through the Company's repair services and labs. We also sell a variety of digital audio visual equipment including televisions, digital cameras, game consoles, media streamers, earphones, digital watches, 3D glasses, smart TVs and other related equipment. As from 2017, in view of updates to our sales strategy and the anticipated launch of television services, sales of WI-FI-only devices and other devices not directly related to cellular services, including televisions, will no longer be recorded under the cellular segment.

4B.6b Fixed-line Services and Products

Basic Fixed-Line Services

We offer fixed-line services that include ISP services as well as home and business Wi-Fi networks, ILD services, transmission services and VoB telephony services (including SIP services).

•
ISP services. As an internet service provider providing access to the World Wide Web, we offer our customers, in addition to access, additional ISP services including email accounts, Wi-Fi networking as well as additional value added services such as anti-virus and anti-spam filtering. We also offer a bundled package that includes infrastructure and ISP access services following the wholesale market reform, and since 2016, we also offer access services over our own optic fiber fixed-line infrastructure in certain parts of the country, with speeds up to 1 GB. Furthermore, we offer our business customers additional tailored value services that combine an entire array of solutions including: network and data infrastructures, advanced information security solutions, integration solutions, designated services for customers with multiple branches and commercial networks, business information storage in a secured and advanced data center and cloud services.

•
ILD services. As an international long distance provider, we offer our residential and business customers international telephony services including direct international dialing services, international and domestic pre-paid and post-paid calling cards, and call-back services. Most of the pre-paid calling cards are sold to foreign workers in Israel. In addition, we offer our business customers international toll-free numbers that offer fixed rates on calls from anywhere in the world. As an international long distance provider, we also provide hubbing traffic routing between network operators for termination of long distance calls outside of Israel.

•
Transmission. We provide fixed-line transmission and data capacity services. Our fixed-line capacity also includes capacity which we lease from other fixed-line telecommunications service providers as well as inland fiber optic infrastructure and complimentary micro wave radio links. The services we offer include primarily connectivity services, on an SDH (Synchronous Digital Hierarchy) transmission network, by which we provide high quality, dedicated, point-to-point connection for business customers and telecommunications providers, as well as fixed-line services to business customers. We also provide international transmission services to our business customers between Israel and other countries.

•
VoB and PRI. The VOB service allows business and residential customers to make and receive telephone calls over the Internet through an internet connection. The PRI is a landline network service connecting organizational switchboards to Partner's network and allows business customers to make multiple calls simultaneously. We offer traditional voice services to business customers throughout Israel.

•
Television services. In September 2016, we announced that we intend to launch our television services in the first half of 2017 and would provide our customers with an enhanced user interface experience of television services based on an open platform -the Android TV.

Value-Added Services

In addition to standard fixed-line value-added services, we offer a variety of value-added services that include defense and security services for the computer and e-mail that include among others, parental monitoring control, firewall, web hosting, anti-virus and site filtering based on the customer's restriction definition, and other value added internet services including hosting, cloud-based hosted services and virtual switchboard. In 2015, we launched a new and upgraded data center that provides customers with business solutions on a secure site including hosting services (storage and maintenance of physical and virtual servers, website hosting, information storage and disaster recovery site), management communication services, and integrated services.

Fixed-Line Equipment and Devices

Equipment and devices sales in the fixed-line segment include sales and leases of landline phones, modems, domestic routers, servers, smartboxes and related equipment, media streamers, WI-FI-only tablets and other telecommunications and audio-visual devices and accessories to fixed-line segment customers.

In addition, we provide our business customers with office communication Private Branch Exchanges (PBX) on the premises and cloud-based that provides them with all of the telephony services including unified communication features as well as Direct Inward Dialing (DID) that provides a block of telephone numbers for calling into the PBX system. DID allows us to offer our customers individual phone numbers for each person or workstation within the company without requiring a physical line into the PBX for each possible connection.

4B.6c Tariff Plans

As of December 31, 2016, approximately 83% of our cellular subscriber base (approximately 2,241 thousand subscribers) subscribed to post-paid tariff plans, and 17% (approximately 445 thousand subscribers) subscribed to pre-paid tariff plans.

Business cellular tariff plans. Our post-paid cellular business tariff plans offer features attractive to business users such as bundles including unlimited amounts of call minutes and SMS (subject to reasonable use) as well as browsing packages; bundles with fixed amounts of call minutes and SMS and browsing packages; tariff plans with fixed tariffs for airtime usage without adding the interconnect charges imposed by other cellular and fixed-line providers for calls made by our subscribers that terminate on third party networks; and providing discounts for calls to designated numbers within a subscriber's calling circle. Some of these bundles also include a limited amount of international call minutes and other value-added services. Furthermore, some of our contracts with large business customers with over 100 subscribers include commitment terms with exit fees for early termination.

Private customer cellular tariff plans. Most of our post-paid cellular tariff plans for private customers are bundles including unlimited amounts of call minutes and SMS (subject to reasonable use) as well as browsing packages. Some of these bundles also include a limited amount of international call minutes and other value-added services. In addition, we offer a limited number of bundles with fixed amounts of call minutes and SMS and browsing packages. The elements of our cellular tariff plans for post-paid private customers are packaged and marketed in various ways to create tariff packages attractive to target markets, including families, military personnel, youth, students, family members of business customers and other sectors. Since February 2011, our private customer subscriber agreements do not have any commitment periods.

Since 2012, the Company has also marketed cellular tariff plans under an alternative brand, "012 Mobile", based on the 012 Smile brand. Under this brand, the Company offers plans mainly under a digital self-service model through a dedicated website (including web-chat with customer representatives) at competitive prices. These tariff plans were launched in order to compete with offers of new operators launched in 2012.

Under our pre-paid plans, upon purchase of a SIM card or phone card or prepayment by credit card or cash, customers can use our network, including some of our value-added services, without the need to register with us or enter into any contract. Our pre-paid plans enable us to compete in the pre-paid cellular services market.

Fixed-line tariff plans. For our Fixed-Line Services, we have a wide range of diverse plans to meet the needs of the various sub-markets-ISP, ILD, transmission, VOB and PRI. We have also launched an unlimited plan for our VoB packages. In the ILD services market we have tariff plans based on call destinations and level of use.  Our Internet Service prices and our wholesale infrastructure services prices are based on bandwidth speed. We offer a variety of internet solutions for home and business use according to each customer's needs.

4B.7              SALES AND DISTRIBUTION

4B.7a Customer Care

We apply a multi-channel approach to target various market segments and to coordinate our cellular and fixed-line sales strategy for both our business as well as private customers. Our customer support and service provides several channels for our customers: call centers, walk-in centers and self-service support, which include web-based services, mobile application, Interactive Voice Response ("IVR"), and automated SMS.

Call Centers. Guided by our aim to provide high quality service, our call-center services are divided into several sub-centers including business, private and pre-paid for cellular and fixed-line services, and specialized support and services (finance, network, international roaming and data transfer related issues). The call center services are provided in several languages and also provide chat, digital and SMS services through the Company's websites.

Walk-in Centers. We currently operate 27 service and sales centers across Israel. These centers provide a face-to-face, uniformly designed, contact channel and offer all services that we provide to customers: sales, handset upgrade, handset maintenance, tablet sales, fixed-line services (such as VOB and ISP) and other services (such as finance, rate-plan changes and subscription to new services) as well as accessories sales. Lease agreements for our retail stores and service centers are for periods of two to ten years. We have the option to extend the lease agreements for different periods including the initial lease period. See also Note 19 to the consolidated financial statements.

Self-Service. We provide our customers with various self-service channels, such as IVR, web-based services, services via SMS, services via mobile and services via smartphone applications. The services provided through these channels include general and specific information, tariff plans, account balance, billing-related information and roaming tariffs. They also provide customers with information regarding trouble shooting and handset operation, and enable customers to activate services and to download content as well as to purchase various services and update tariff plans.

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

4B.7b Sales and Distribution Channels

We distribute our services and products through direct sales channels and indirect sales channels.
4B.7b - i    Direct Sales Channels

Sales and Service Centers: Our walk-in centers in stores and malls also serve as sales centers. The face-to-face contact enables customers to get the "touch and feel" of new handsets, tablets, accessories and services demonstrated by our representatives. We have stands in some of our centers in cooperation with Apple called "CEP" –channel excellence program, in which we demonstrate Apple products to customers. As of December 31, 2016, we are the only cellular operator in Israel that has this type of agreement with Apple.

Direct Sales Force: Our sales force is comprised of sales and service representatives.

•	A team of representatives and customer account managers that support small to medium-sized businesses;

•	A team of corporate representatives and customer account managers who support large corporate customers;

•	A Small Medium Enterprises ("SME") sales-force team located in regional offices focuses on individual and small business customers;

•	A telemarketing department conducts direct sales by phone (to private and business customers), initiates contacts with prospective customers and coordinates appointments for the sales representatives.

Our sales force undergoes regular training to improve their skills in selling advanced solutions such as cellular data, intranet extension and connectivity, virtual private networks, location based services, m2m services, and other value-added services that appeal to corporate customers.

In addition, as of December 31, 2016, we have 20 Partner stands in shopping centers throughout the country, as well as six stores that specialize in sales and handset upgrades.

4B.7b - ii                          Indirect Sales Channels

We have agreements with many traditional dealers that provide over 60 points of sale, selling a range of our products. The private dealer network is an important distribution channel because of its ability to attract existing cellular users to our network. Our dealer network focuses primarily on sales to individual customers and, to a lesser extent, small business customers. These dealers specialize in sales for post-paid customers and handset sales.

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

4B.8              POST-PAID CUSTOMER CONTRACTS AND CREDIT POLICY

Since 2011, our standard customer agreements with most of our private customers do not include commitment periods. Some of our business customers that have more than 100 cellular subscribers enter into an agreement with a commitment period of up to 36 months, as do some of our fixed-line customers with monthly invoices of over NIS 5,000. Customers are billed monthly for charges per services. Roaming access for direct debit cellular customers is subject to credit scoring by our credit supervisors with the assistance of outside credit agencies and may require additional guarantees or deposits.

Our customers pay for their services by credit card or by direct bank debit. All credit card accounts are subject to an initial maximum credit limit each month, which varies depending upon the type of credit card and for which we obtain prior approval from the card issuer. When a customer account reaches this limit, we may seek approval from the card issuer. If the card issuer does not grant the approval, we may require the customer to provide other means of payment or arrange an increase in the approved limit from his credit card issuer. If this does not occur, the customer's usage may be limited or suspended, after receiving our prior notice of such limitation or suspension, until we receive a cash deposit or guarantee from the customer.

Most of our customers pay for equipment devices with long term financing plans whereby the customer pays for the equipment through monthly payments (generally over 12 to 36 months), which are charged directly to their credit card or to their monthly bill. Where the customer opts to pay the monthly payments via their monthly bill, the outstanding installment payments are not secured. Customers acquiring more than a certain number of device sales are subject to a credit scoring review performed by Partner's credit supervisors with the assistance of outside credit agencies. During 2016, changes were made to the credit scoring review process whereby stricter requirements were imposed for customers to be accepted for long term financing plans. These changes significantly adversely affect the level of sales of equipment with long term financing plans. See also "Item 5A.1b Business Developments in 2016".

4B.9              OUR NETWORK

We have built an extensive, resilient and advanced network system in Israel, allowing us to offer our services with extensive coverage and consistent high quality. During the years ended December 31, 2015 and 2016, we made capital expenditures of NIS 137 million and NIS 88 million ($23 million), respectively, in our network infrastructure, including optic fibers. See "Item 5B.3 TOTAL NET FINANCIAL DEBT".

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

In 2016, we continued to deploy and introduce 4G services, utilizing part of our existing 1800 MHz spectrum (that was used for the 2G network), while continuing to expand our 3G and HSPA business in Israel. To meet these goals, we are implementing (directly or through our limited partnership, PHI) a strategic network upgrade project, in which our network radio and core elements are being upgraded to our vendors' most advanced products range. We have also expanded our transmission network to support the demand for high data rates, and we concluded the introduction of a third radio carrier for HSPA services, utilizing part of our existing 900 MHz spectrum.

Cellular Network Sharing Agreement. In November 2013, we entered into a 15-year Network Sharing Agreement with HOT Mobile that was approved by the Antitrust Authority Commissioner in May 2014 and by the Ministry of Communications in April 2015. Pursuant to the agreement, the parties created a 50-50 limited partnership in the form of a limited partnership under the name P.H.I. Networks (2015) Limited Partnership ("PHI"), the purpose of which is to operate and develop a radio access network to be shared by both parties starting with a pooling of both parties' radio access network infrastructures to create a single shared pooled radio access network ("Shared Network"). The parties have also established a 50-50 company limited by shares under the name Net 4 P.H.I Ltd., to be the general partner of the limited partnership. In August 2015, we were allocated a frequency bandwidth of 5MHz in the 1800MHz spectrum as a result of the 4G frequencies tender conducted by the Ministry of Communications in January 2015. PHI started to operate in August 2015, at which time each of Partner and Hot Mobile transferred to PHI certain employees who were previously engaged in their respective radio operations.

One of the main purposes of the limited partnership is to seek to improve network efficiency by reducing the number of network sites, while improving network coverage and capacity and introducing new technology. The expected results from PHI's operations are that the Shared Network will optimize operating costs, including required maintenance and reduce environmental impact.

Both companies continue to compete and differentiate their services and be responsible for providing cellular telecommunication services to its own customers, including the provision of customer service, value-added services, marketing and sales. Each company continues to retain and operate its own core network.

According to the Network Sharing Agreement, HOT Mobile paid Partner a onetime amount of NIS 250 million ("Lump Sum"), and since April 1, 2016,  (i) each party bears half of the expenditures relating to the Shared Network, and (ii) responsibility for the operating costs of the Shared Network is apportioned according to a pre-determined mechanism, according to which one half of the operating costs are shared equally by the parties, and one half are divided according to the relative volume of traffic of each party in the Shared Network ("Capex-Opex Mechanism"). See "Item 5A.1d Network Sharing Agreement with HOT Mobile" and note 26(d) and note 9 to the consolidated financial statements with respect to balances and transaction with PHI.

In May 2014, the Antitrust Commissioner approved the Network Sharing Agreement, subject to conditions, the most important of which are set forth below:

•
Prohibition on exchange of information that is not required for the activities of PHI under the Restrictive Trade Practices Law, 1988 ("Restrictive Trade Practices Law"). See 4B.13e - viii Anti-Trust Regulation.";

•
Limitations with respect to serving as an officer or employee in either Partner or Hot Mobile concurrent with serving as an officer or employee of PHI and certain cooling off periods were set in case of transition of officers and employees from PHI to the companies. However, this should not prevent PHI from employing employees or officers, who are currently serving as employees or officers in the companies and does not prevent an office holder in Partner or Hot Mobile from serving as a director in PHI's general partner's board of directors;

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

  In April 2015, the Ministry of Communications also resolved to approve the Network Sharing Agreement.

4B.9b Infrastructure

As of December 31, 2016, our network consists of the following main elements:

•
Our radio access network domain consist of 2,005 macro GSM base transceiver stations, 56 micro GSM base transceiver stations and 279 indoor GSM transceiver stations, all linked to 7 base station controllers (HDBSC);

•	2,126 macro UMTS base transceiver base stations (eNodesBs), 49 micro UMTS base transceiver stations and 737 indoor UMTS transceiver stations, all linked to 21 radio network controllers;

•	1,676 macro LTE base transceiver base stations (eNodesBs), 10 micro LTE base transceiver stations and 149 indoor LTE transceiver stations.

Our core network domain consisted of 3 mobile switching centers, 3 media gateways, 2 service GPRS support node/mobility management entity and 2 gateway GPRS support node/evolved packet gateway.

The base transceiver stations, the mobile switching centers and the radio network controllers are interconnected by 6,000 transmission links for voice services, and a dedicated IP radio access network and a mobile packet backbone network (IP-RAN, MPBN) for voice and data traffic for the 3G and 4G network.

Ericsson is our sole radio and core network equipment supplier. See "Item 4B.9f Suppliers".

Our fixed-line network domain consists of circuit-switched and Voice over Internet Protocol (VoIP) platforms. Ericsson, Dialogic Networks, Sonus, Broadsoft and ACME Packet supplies our VoIP solution, whereas the circuits-switched services utilize the mobile switching center platforms alongside Sonus's switches. The International Long Distance network domain consists of Dialogic ILD Switch, together with NSN's Signaling Transit Point.

In addition, our network is interconnected with two public switched telephone companies, Bezeq and HOT Telecom, in several locations across Israel. Our network is also connected to all of the cellular networks, all the Israeli international operators, the fixed-line telephone network of the Palestine Telecommunication Co. Ltd. ("Paltel"), and the cellular network of Wataniya Palestine Mobile Telecommunication Company ("Wataniya"), and indirectly to the cellular network of Palestine Cellular Communications Ltd. ("Jawwal"). Our transmission network is made up mainly by our own microwave links and fiber optic infrastructure, while for sites that are unreachable with our own transmission, we lease lines from Bezeq and other operators. Currently approximately 15% of our transmission network consists of leased lines. Our fiber-optic and microwave transmission network enables us to reduce our transmission costs as well as to provide our business customers with bundled services of data and voice transmission and fixed-line services. Currently, our transmission network has more than 16 hundred kilometers of fiber optics and more than 13 hundred microwave links.

Our radio networks covered 99% of the Israeli population at year-end 2016. We are continuing to expand and improve the coverage, capacity and quality of our LTE network.

4B.9c Network Design

Our primary cellular network design objective is to further expand and improve our network to provide high voice, video and packet quality, service reliability, high capacity and high coverage quality. In formulating our network design objectives, we have been guided by our business strategy to continue to broaden the highest quality network. The quality parameters that we seek to satisfy are those that we believe are important to cellular users: voice quality, high data rate packet sessions, low "blocked call" rate, low "dropped call" rate and deep indoor penetration, especially in densely populated areas or areas of special commercial interest. The two main examined parameters used to measure network performance are the setup call success rate and the dropped calls rate.

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

In our Fixed-Line business we offer telephony lines using VoB technology, SIP voice trunks, PRI, Internet Services, data transmission and ILD services targeting households and business customers in the Israeli market. These services are provided over third parties' existing network infrastructure as well as our own partially country covering infrastructure. In order to provide the Fixed-line Services in the residential market, we developed a home gateway box (smartbox), that provides the customer with a setup of a home network Wi-Fi based on the protocol 802.11n, Voice FXS and DECT supported phones, and built-in firewall. This solution enables us to provide services to our customers such as call "hijack" which allows customers to retrieve incoming mobile line calls on their fixed-line and vice-versa, improved email accounts, anti-virus and site filtering based on the customer's restriction definition.

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

We were also allocated two additional bands of spectrum:  2 x 10 MHz of UMTS/HSDPA third generation in the 2100 MHz frequency band. We operate GSM 900 MHz band base transceiver stations that enhance the capacity of our network's quality. In May 2012, we shifted 5MHz of our 900MHz spectrum from the 2G GSM network to the 3G HSPA+ network. In July 2014, we shifted 10MHz of our 1800MHz spectrum from the 2G GSM network to the 4G LTE network. In March 2015, the Minister of Communications approved the results of the tender bid process in which we won an additional 5 MHz in the 1800 spectrum. Hot Mobile was also awarded two bandwidths of 5 MHz of frequencies in the 1800 band, both of which are expected to be used for the limited partnership created by the companies.  Now that we have been allocated these frequencies, and have successfully refarmed our existing frequency bands and successful implemented the Network Sharing Agreement with HOT Mobile, our total spectrum available for 4G is 20 MHz, which allows us to offer full 4G services. See "Item 4B.9a Overview – Cellular Network Sharing Agreement". We have amended the technical annex to our license in order to allow us to refarm some of our existing spectrum (in the 2100 MHz band) for the implementation of LTE Advanced and carrier aggregation technologies. In February 2017, the MoC approved the refarming (the conversion of existing frequencies to a different technology) of these frequencies.

For a discussion of the risks associated with regulatory developments in spectrum allocation, see "Item 3D.1m The MoC might require us to terminate the use of certain spectrum ranges which have been allocated to us, limit our use of such spectrum or fail to respond to our demands for the allocation of additional spectrum. Such eventualities may adversely affect our business and results of operations."

4B.9e Site Procurement

Once a new coverage area has been identified, professional staff determines the optimal base station location and the required coverage characteristics. The area is then surveyed to identify network sites. In urban areas, typical sites are building rooftops. In rural areas, masts are usually constructed. Professional staffs also identify the best means of connecting the base station to the network, for example, via leased or owned and operated microwave or fiber links or wired links leased from Bezeq. Once a preferred site has been identified and the exact equipment configuration for that site decided, the process of obtaining necessary approvals begins.

The erection of most of these network sites requires building permits from local or regional authorities, as well as a number of additional permits from governmental and regulatory authorities, such as:

•	erection and operating permits from the Ministry of Environmental Protection;

•	permits from the Civil Aviation Authority, in certain cases; and

•	permits from the Israeli Defense Forces.

See "Item 4B.13h Network Site Permits" for a description of the approvals that are required for the erection and operation of network sites and the requirement to provide indemnification undertakings to local committees.

4B.9f Suppliers

Suppliers for our cellular network. For a number of years, we purchased our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software, from Ericsson and Nokia. Starting in January 2008, we purchase all our UMTS network equipment from Ericsson, and in 2010 we entered into an agreement with Ericsson, for the upgrade of our existing cellular networks and the deployment of our fourth generation network. The initial term of the inclusive agreement with Ericsson ended on December 31, 2014. Following the expiration of the initial term, we extended the initial period for the provision of support and maintenance services, first by an additional period of one year (that ended on December 31, 2015) then, by an additional period of one year ending on December 31, 2016 and recently we have ordered maintenance services for the years 2017 and 2018. Ericsson has gradually become our sole supplier of cellular core equipment and systems. See "Item 10C Material Contracts". See also "Item 3D.2j We depend on a limited number of suppliers. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of network equipment and handsets and other devices or maintenance support on a timely basis."

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

Handset and other equipment suppliers. Following the expiration of our previous agreement in 2016, in June 2016 we entered into a non-exclusive agreement with Apple for the purchase and resale of iPhone handsets in Israel for a three-year period. See "Item 10C Material Contracts". During 2016, Apple was a major supplier of the Company's iPhone handsets. We also purchase handsets and other equipment, including tablets and laptops, from Samsung, LG and other vendors.

Suppliers for our fixed-line network. Only the Bezeq and HOT Groups own fixed-line telecommunications infrastructures in Israel. As a result, we rely on interconnection with the Bezeq and HOT Groups' infrastructure. Bezeq supplies the Company with fixed-line transmission services for connecting traffic between approximately 30% of the Company's sites. The HOT Group supplies the Company with interconnect lines between the broadband backbone and the ISP backbone. See "Item 3D.1b If the structural separation provisions (which apply to Bezeq and HOT) are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations." In addition, for hard-line connection to all major Western European countries and the United States, Med Nautilus supplies the Company with transmission services through its submarine infrastructure. See "Item 10C Material Contracts".

Sonus Networks Inc. and Broadsoft Inc. supply us with switches for the fixed-line telephony services based on Internet Protocol ("VoIP"). As part of the mentioned above with Ericsson, these services will gradually shift to equipment supplied by Ericsson.

4B.9g                      Interconnection

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

Two of our subsidiaries have a domestic fixed-line license. One of our subsidiaries- Partner Land-Line Communications Solutions LP is connected directly with other telecommunication networks operating in Israel and the other is indirectly connected to other telecommunication networks, through said entity. The interconnection fees are set by the Interconnection Regulations.

4B.10           COMPETITION

An overview of our principal competitors and of some aspects of the competitive environment for telecommunications services is set forth below. For further information regarding the impact of regulation and regulatory changes on competition, including measures to enable new service providers to enter the market, and the competitive pressures arising from the development of full-service telecommunications providers and new technologies, see "Item 3D.1 Risks Relating To The Regulation Of Our Industry." and "Item 3D.2a As a result of substantial and continuing changes in our regulatory and business environment, our operating results and profitability have decreased significantly in the past five years, with a loss for 2015.  We managed to earn a profit of NIS 52 million (US$ 14 million) for 2016, but our operating results may again decline in 2017 and beyond, which may adversely affect our financial condition."

Within the Israeli telecommunications market there are 4 major communication groups: Bezeq, HOT, Cellcom and Partner, as well as a number of smaller operators. See Item "3D.2f Competition resulting from the full service offers by telecommunications groups and additional entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, may continue to cause a further decrease in tariffs, an increase in subscriber acquisition and retention costs, and may continue to reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations."

4B.10a                    Competitors in the Cellular Services market

There are currently five cellular telephone network operators in Israel: Partner, Cellcom, Pelephone, HOT Mobile, and Golan Telecom. Except for Golan Telecom, these cellular operators are part of the four main telecommunications groups. In addition, there are four active MVNO operators – Hashikma Communications Marketing Ltd., ("Rami Levy"), Home Cellular Ltd. ("Home Cellular"), Telzar 019 International Telecommunications Services Ltd. ("Telzar") and Cellact Communications Ltd. ("Cellact").

We compete principally on the basis of telecommunications service quality, brand identity, variety of handsets and other equipment, tariffs, value-added services and the quality of customer services.

The table below sets forth an estimate of each operator's share of total subscribers in the Israeli cellular market at year-end for the years 2012 to 2016.

Estimated Market Shares*	2012	2013	2014	2015	2016

Partner	29%	29%	28%	27%	26%
Cellcom	32%	31%	29%	28%	28%
Pelephone	28%	26%	25%	26%	23%
HOT Mobile	8%	8%	10%	11%	14%
Golan Telecom and others	3%	6%	8%	8%	9%

* Based on Partner subscriber data, as well as information contained in published reports, and public statements issued by other operators.

Cellcom. Cellcom is an Israeli corporation founded in 1994 that is traded both on the Tel Aviv stock exchange as well as NYSE. Cellcom's major beneficial shareholder is Discount Investment Corporation Ltd., a majority-owned subsidiary of IDB Development Corporation Ltd. ("IDBD") which is controlled by Mr. Eduardo Elzstain. In August 2011, Cellcom acquired Netvision, an Israeli fixed-line operator. Cellcom operates nationwide cellular telephone networks as well as fixed-line telephony, transmission and data services and has partially deployed LTE. In 2014, Cellcom launched OTT television services. In January 2017, Cellcom announced that it had entered into a mediation agreement with Golan Telecom and a 3G and 4G networking sharing and 2G hosting services agreement with Electra, which simultaneously entered into an agreement with Golan Telecom and Golan Telecom's shareholders to purchase Golan Telecom's share capital. See "Item 3D.1d The Network Sharing Agreement we entered into with HOT Mobile may be terminated earlier than we expected due to regulatory intervention. In such case we will be required to split the shared network with Hot Mobile, and the resources, time and expense it may take us to have our own network on a nation-wide coverage may be substantial and could also materially harm our business and the results of operations at such time. Network sharing and similar agreements entered into by our competitors may place us at a competitive disadvantage."

Pelephone. Pelephone is an Israeli corporation that is a wholly-owned subsidiary of Bezeq, Israel's largest telecommunications provider and the primary fixed-line operator that is controlled by B Communications Ltd. B Communications Ltd. is indirectly controlled by Shaul Elovitz, the controlling shareholder of Eurocom Communications Ltd. Bezeq and its subsidiaries offer fixed-line telephony services, cellular telephony services, PRI, internet broadband access, ISP services, transmission and data communications services, ILD services and multi- channel television services. In July 2015, Pelephone entered into an agreement to acquire the business operations of Alon Cellular Ltd., an MVNO that entered the cellular market in 2012.

Bezeq – Yes merger. In March 2014, the Antitrust Commissioner approved a merger between Bezeq and its subsidiary, DBS Satellite Services (1998) Ltd. ("Yes"), a multi-channel pay television provider, subject to certain conditions, including, among other things, the following: (1) Bezeq shall not impose any limitations on subscriber internet infrastructure consumption, deriving from subscriber aggregated internet capacity; (2) Bezeq shall deduct sums for providing multi-channel television servicing from payments made to ISPs for connecting it to its network, in accordance with a formula that was set in the decision; (3) Bezeq and Yes shall cancel all exclusivity arrangements in regards to productions they are a party to, and shall not be a party to other exclusivity arrangements for other productions; and (4) for a period of two years from the merger approval, Bezeq shall not prevent any person, excluding a holder of a broadcast license at the time of the decision, from obtaining rights in original productions, not including new productions. The Commissioner's decision allows the same entity to control both Bezeq and Yes. In July 2015, the Ministry of Communications approved the merger. In December 2016, the MoC provided Bezeq with a letter in which it announced it would promote the removal of corporate separation provisions which currently apply to the Bezeq group.

Other Operators

Hot Mobile. HOT mobile is held indirectly by the Altice Group, a French media group, controlled by Mr. Patrick Drahi, who also holds control of HOT Telecommunications Systems Ltd. ("HOT Telecommunications"), a multi-channel television operator in Israel, which was delisted from the Tel-Aviv Stock Exchange in December 2012. The HOT Group's main areas of activity are multi-channel television services, fixed-line telephony services, PRI, internet broadband access, transmission and data communications services as well as ISP services through its subsidiary HOT-NET. HOT Mobile's cellular license was amended to include UMTS frequencies allocated subsequent to winning a Ministry of Communications' tender offer for frequencies in the 2100 MHz spectrum.

Partner and HOT Mobile entered into a Right of Use agreement, which took effect in November 2013, and was valid until April 1, 2016. Under the Right of Use agreement, Partner provided services to HOT Mobile in the form of a right of use of Partner's radio cellular network in order to supplement HOT Mobile's current network coverage. According to the Right of Use agreement, HOT Mobile paid Partner fixed base payments with additional variable payments, based, among other things, on traffic volume exceeding a defined threshold. See "Item 4B.9 Our Network- Cellular Network Sharing Agreement".

Golan Telecom. Golan Telecom, is a privately owned company, currently owned by Michael Golan, Xavier Niel and the Parienti family. Golan Telecom began operations in early 2012 after winning a Ministry of Communications' tender offer for frequencies in the 2100 MHz spectrum. Golan Telecom signed a national roaming agreement with Cellcom. According to media reports, the MoC imposed a fine of NIS 31 million on Golan Telecom for breaching its obligation to establish its network. Recently, it was published that Electra entered into an agreement with Golan Telecom and Golan Telecom's shareholders to purchase Golan Telecom's share capital and that Golan Telecom and Cellcom signed a network sharing agreement.

Hot Mobile and Golan Telecom license terms. Under the terms of HOT Mobile and Golan Telecom's licenses, the companies which won the UMTS frequency tender offer were required to pay a minimal fee as well as a guarantee for the balance to the Ministry of Communications before starting operations and to pay the balance of the fee to ensure compliance with the terms of the license after 5 years. However, as an incentive for these companies to rapidly build and expand their customer base, the final total amount of their fees and guarantees is calculated according to the level of the coverage of their services and will be reduced as the level of coverage increases. This incentive has been a significant factor in the aggressive marketing strategies and pricing of the additional entrants in order to gain market share, which, in light of the current saturation of the Israeli cellular market, has resulted in loss of market share by existing companies, including Partner, and substantial downward pressure on tariffs. In November 2013, the Ministry of Communications reduced HOT Mobile's license guarantee since it achieved the market share goal of 7%. In March 2014, the Ministry of Communications reduced Golan Telecom's license guarantee since it achieved the market share goal of 7%.

HOT Mobile and Golan Telecom received additional leniencies as part of the 4G tender. See "Item 3D.2f Competition resulting from the full service offers by telecommunications groups and additional entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, may continue to cause a further decrease in tariffs, an increase in subscriber acquisition and retention costs, and may continue to reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations."

Xphone. Xphone is a privately owned company that currently operates as an ISP and ILD operator. However it was awarded a 5MHz frequency band in the 1800 spectrum following which it may become the sixth facility-based cellular operator if it is granted a license.

MVNOs. The Ministry of Communications has granted MVNO licenses to eleven companies, some of which have entered into hosting agreements with cellular operators. The major MVNOs are Rami Levy, which is a subsidiary of a major Israeli discount supermarket chain; Home Cellular which is a subsidiary of a leading group that owns, among others, hardware and home furnishing stores, which was acquired by Cellcom in July 2015, subject to regulatory approval, Telzar, an ILD operator and Cellact which is owned by Cellact Ltd., a communications group active also in the content field.

In May 2013, we signed a hosting agreement with Telzar with respect to their use of Partner's network as an MVNO.

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

In addition, Paltel operates a GSM mobile telephone network under the name "Jawwal" in the Palestinian Administered Areas. Paltel also operates a fixed-line network. Paltel's GSM network competes with our network in some border coverage overlap areas. A second Palestinian operator, Wataniya launched its GSM network during 2009.

Several service providers offer competitive roaming solutions. The service is offered, among others, by the International Long Distance vendors as well as by specialized enterprises. See also "Item 3D.1h Potential future regulation of roaming services may decrease our roaming revenues and negatively affect our income."

Market Saturation. Because the Israeli cellular market has reached a level of full saturation, except for natural market growth through the growth of population, any acquisition of new subscribers by any service provider results in a loss of market share for its competitors.

4B.10b                    Competitors in Fixed-line Services

In the fixed-line market, our main competitors are Bezeq, Israel's largest telecommunications provider and the primary fixed-line operator, HOT Telecom, and other telecommunication services providers, including Cellcom who operate in the fixed-line market. The Bezeq Group, the HOT Group and Cellcom provide cellular telephony services, ILD services, PRI, internet broadband access, ISP services, transmission and data communications services and multi-channel television services.

The Bezeq Group. The Bezeq Group is under structural separation rules which apply to management, employees, assets, marketing and finance and data systems. Starting in 2010, the Ministry of Communications has allowed the Bezeq Group to market bundled telecommunications services to the private sector, subject to certain conditions and limitations, including provisions which prevent Bezeq from discounting the price of bundled services from their unbundled prices and from including its fixed-line telephony service within bundles. See "Item 4B.2  Broadband and Internet services." Following implementation of the broadband wholesale market, the requirement for structural separation may be removed, which would allow Bezeq to take advantage of its nationwide presence and cross-subsidization to market and sell more competitive and attractive offers than we will be able to offer, including cellular services. Bundled offerings have become more frequent in Israel and have caused price erosion in the services included. See "Item 3D.1b If the structural separation provisions (which apply to Bezeq and HOT) are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations."

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

Once an effective wholesale fixed-line market is operating, the Ministry of Communications may cancel the structural separation imposed on the Bezeq and HOT Groups. This will allow the groups to offer attractive bundles that include all of the above services that may result in a loss of market share by Partner in all relevant telecom markets. See "Item 3D.1b If the structural separation provisions (which apply to Bezeq and HOT) are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations."

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

In the ILD services market, we compete with Netvision from the Cellcom Group, Bezeq International, Xphone, Hashikma Communications Marketing Ltd., Telzar 019 International Telecommunication Service Ltd, Golan Telecom International Ltd. and HOT Mobile International Telecommunications Ltd.

See also "Item 4B.2 Special characteristics of the Fixed-Line Telecommunications Industry in Israel".

Israel Broadband Company (IBC). IBC received a general license for the provision of fixed-line telecom services (infrastructure) and for the establishment of a nationwide optic fiber network using the Israeli Electric Company's infrastructure in August 2013. IBC is owned by Israel Electric Corporation (40%) and a consortium of companies elected as the winning bidder in the election process, which is comprised of the following companies: ViaEuropa Israel Ltd., RAPAC Communication & Infrastructure Ltd., BATM advanced Communication Ltd., Tamares Holdings Sweden AB and Zisapel Properties (1992) Ltd. and Cisco Systems Finance International (60%). Although IBC is in principle permitted to provide its services only to other telecommunications licensees on a wholesale basis, IBC has introduced a new business model which enables it to reach the retail market through the services of ISPs who sign agreements with them. Currently, IBC has agreements with the relatively small ISPs while the three major ISPs in Israel (Bezeq International, Netvision and Partner) have no distribution agreements with IBC. IBC has recently retained Rothschild Bank in its attempt to find a strategic investor. Partner is examining the feasibility of such investment, as are other entities.

4B.11           INFORMATION TECHNOLOGY

We depend upon a wide range of information technology systems to support network management, subscriber registration and billing, customer service, marketing and management functions. These systems execute critical tasks for our business, from rating and billing of calls, to monitoring our points of sale and network sites, to managing highly segmented marketing campaigns. We have devoted resources to expanding and enhancing our information technology systems, including Customer Relations Management ("CRM") systems, which have contributed to our customers' satisfaction with our service, as well as updating our financial management and accounting system. We believe these systems are an important factor in our business success.

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

4B.12           INTELLECTUAL PROPERTY

We are the registered owners of the trademark "Partner" in Israel with respect to telecommunications-related devices and services, as well as additional trademarks.  We have also registered several internet Web domain names, including, among others: www.partner.co.il. 012 Smile is the registered owner of several trademarks in Israel with respect to telecommunications-related services that include the numbers "012". In addition, 012 Smile has registered several internet Web domain names, including, among others, www.012.net and www.012.net.il. Partner is the assignee in a patent application filed in March 2012 that claims a method for delivering short messages originated by roaming prepaid subscribers. A Notice of Allowance was issued for the application in September 2013 and a patent was issued on January 14, 2014.

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

4B.13           REGULATION

4B.13a                    Overview

We operate within Israel primarily under the Telecommunications Law, the Wireless Telegraphy Ordinance (New Version), 1972 (the "Wireless Telegraphy Ordinance"), the regulations promulgated by the Ministry of Communications and our license. The Ministry of Communications issues the licenses which grant the right to establish and operate mobile telephone and other telecommunication services in Israel, and sets the terms by which such services are provided. The regulatory framework under which we operate consists also of the Planning and Building Law, the Consumer Protection Law, 1981, and the Non-Ionizing Radiation Law. Additional areas of Israeli law may be relevant to our operations, including antitrust law, specifically the Restrictive Trade Practices Law, the Class Actions Law, 2006, the Centralization Law, 2013 and administrative law.

4B.13b                    Telecommunications Law

The principal law governing telecommunications in Israel is the Telecommunications Law and related regulations. The Telecommunications Law prohibits any person, other than the State of Israel, from providing public telecommunications services without a license issued by the Ministry of Communications.

General licenses, which relate to telecommunications activities over a public network or for the granting of nationwide services or international telecommunications services, have been awarded to the Bezeq Group, to the HOT Group, to four other cellular operators besides Partner and to the international operators. In addition, the Ministry of Communications has granted MVNO licenses to a number of companies. During 2015 and 2016, the Ministry of Communications substituted almost of the MVNO licenses and all general licenses for ILD services and unique-general licenses for fixed line services, with a single type of general unified license which governs all the services regulated under all of such licenses.

The Ministry of Communications has the authority to amend the terms of any license. The grounds to be considered in connection with such an amendment are government telecommunications policy, public interest, the suitability of the licensee to perform the relevant services, the promotion of competition in the telecommunications market, the level of service and changes in technology. The Ministry of Communications may also make the award of certain benefits, such as new spectrum, conditional upon the licensee's consent to a license amendment. The Ministry of Communications also has the authority to revoke, limit or suspend a license at the request of the licensee or when the licensee is in breach of a fundamental condition of the license, when the licensee is not granting services under the license or is not granting services at the appropriate grade of service or when the licensee has been declared bankrupt or an order of liquidation has been issued with respect to the licensee. Public interest may also be grounds for the rescission or suspension of a license.

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

The Telecommunications Law also includes certain provisions which may be applied by the Ministry of Communications to general licensees, including rights of way which may be accorded to general licensees to facilitate the building of telecommunications networks or systems and a partial immunity against civil liability which may be granted to a general licensee, exempting the licensee, among others, from tort liability with the exception of direct damage caused by the suspension of a telecommunications service and damage stemming from intentional or grossly negligent acts or omissions of the licensee. The Ministry of Communications has applied the partial immunity provisions to us, including immunity in the event that we cause a mistake or change in a telecommunication message, unless resulting from our intentional act or gross negligence. The Ministry of Communications initiated a review to re-evaluate the scope of the immunity provisions.

The Ministry of Communications is authorized to impose significant monetary sanctions on a license holder that breaches a provision of the Telecommunications Law or of its license.

Frequency Fees. Under the Telegraph Regulations, the Company is committed to pay an annual fixed fee for each frequency used. For the years 2014, 2015 and 2016, the Company paid a total amount of approximately NIS 60 million, NIS 65 million and NIS 64 respectively. See also Note 17(1) to the consolidated financial statements. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due. Commencing August 2016, the total amount of frequency fees of both the Company and Hot Mobile under the regulations is split between the Company and Hot Mobile, through PHI ,according to the OPEX-CAPEX mechanism (see also note 9 to the consolidated financial statements).

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

4B.13d                    Securities Administrative Enforcement and Antitrust Enforcement

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

4B.13e                    Regulatory Developments

See also "Item 3D.1RISKS RELATING TO THE REGULATION OF OUR INDUSTRY" for a discussion of how recent regulatory developments create risks for our financial condition, business and results of operations.

4B.13e - i                         Consumer Protection License Amendments

The Ministry of Communications has conducted a number of hearings to address various alleged consumer issues. In January 2017, the MoC published its decision with respect to these hearings,  in which it decided to carry out, among others, amendments regarding the following issues: addition of details on the main page of the terms sent to subscribers; provision of alerts to subscribers regarding the volume of services consumed; limitation on the provision of internet services to subscribers; limitations on certain tariffs charged from subscribers; provision of alerts to subscribers regarding an upcoming change in tariffs;  imposing increased obligations for the documentation and safekeeping of information and recording of telephone calls; provisions regarding temporary suspension of services; provisions regarding the format of the invoice sent to subscribers; provisions regarding engagement in a "remote sales" transaction; regulation regarding credit of overcharges; and determination of provisions regarding international roaming services. The amendments in the hearings may have an adverse effect on the Company's results of operations.

4B.13e - ii                       The Economics Program Law (Legislative Amendments for the Implementation of the Economic Policy for the Budget Years 2017 and 2018), 2016 ("The Economic Program Law")

The Economic Program Law was enacted in December 2016, and set out three major reforms:

•	Use of Passive infrastructures – domestic operators (including Bezeq and HOT) are required to allow all other domestic operators (such as Partner) use of their passive infrastructure;

•	Exemption from building permits – domestic operators are now allowed to deploy fixed-line infrastructure without requiring building permits (under certain conditions);

•
Multi- Channel Broadcast Distribution through Idan plus System – this reform aims to transform the Digital Terrestrial Television distribution system ("Idan plus") into a multi-channel TV subscription platform, in order to introduce additional competition into the TV market. In this context, it was determined, among others, that the operation of the system in terms of logistics and content, will be conducted by a private operator chosen by a tender. Such an operator may have competitive advantages over OTT TV services, such as those Partner plans to launch.

4B.13e - iii                      Cellular Network Coverage Amendments

Following a hearing published in July 2014, the Ministry of Communications published in February 2017, its decision regarding MRT licensees' network coverage. The Ministry's decision states the standards set in its decision reflect the current deployment and service levels of the 3G MRT networks in order to ensure that such levels are preserved.

Although the initial hearing was aimed at setting service and coverage standards for both 2G and 3G networks, the Ministry's decision set requirements for 3G in population coverage terms only and, at this stage, no parameters have been determined for 3G roads and railroad track coverage (as was originally contemplated).

4B.13e - iv                       Committee for the Regulation of the Broadcasting Market

In October 2015, the Minister of Communications appointed a committee, headed by the Director General of the Ministry of Communications, (the "Broadcasting Market Committee") to advise on the future regulation of the broadcasting and content market. According to the letter of appointment, the Committee has been requested to formulate recommendations and to suggest that a bill should be introduced for its implementation regarding the following issues: encouragement for new entry into the broadcast market and encouragement of market competition (including by new entrant protections); application of regulation on new content bodies in the market; encouraging Israeli original productions; the implications of the increase in content services provided over broadband and the supervisory and enforcement arrangements, if required.

 In June 2016, the Committee published its report which included, among others, the following recommendations:

1.
It was proposed to differentiate between the regulatory rules that will apply to audio visual content suppliers whose broadcasts are intended mainly for the Israeli public, based on their market share (in terms of income). For example, "narrower regulation" will be imposed upon a "smaller supplier" whose market share exceeds 10%, based on a license that will be granted to it, that will include, among others, classification and marking requirements, accessibility for disabled persons, protection of children and limitations on cross-ownership. "Wide regulation" shall be imposed on a "small and stable" provider that will acquire a market share of 10% for 3 consecutive years and on a material supplier, whose market share exceeds 20%, that will include, among others, investment and broadcast of original production obligations;

2.
It was proposed to enforce a "must sell" obligation of sports channels and sports content, in accordance with payment arrangements that will be determined by the regulator. It was proposed to regulate the ownership division and other rights applicable to original productions, including "must sell" arrangements/regulations of these contents.

3.
It was proposed to terminate the base package that HOT and Yes must provide and replace it with a core package that will include a wider range of content, including original productions through VOD services; and

4.	It was proposed to determine arrangements regarding marketing content and to reduce the investment obligation in original productions that apply to HOT, Yes and commercial broadcasting licensees.

With respect to the recommendations set forth in sections 2 and 3 above, the Ministry of Communications held another hearing. See "Item 4B.13e - vi Hearings and Examinations- Regulation in the broadcasting area". Also see "Item3D.1f The State may impose regulations on TV content services provided over the Internet, which may negatively affect our business and results of operation."

On March 6, 2017, the Acting Minister of Communications decided to partially adopt the Committee's recommendations. However, the major issues that are relevant for us (for example, point 2 above) are still pending an additional hearing before a professional designated team that will submit their recommendations regarding implementation of the "must sell" obligation to the Minister.

4B.13e - v                        LTE Spectrum Allocation

The Israeli Ministry of Communications published a 4G frequencies tender in July 2014. In connection with the tender, the Company provided the government with a bank guarantee in the amount of NIS 10 million. Operators who were allocated with frequencies as part of the tender will be allowed to provide 4G services in the 1800 MHz spectrum.

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

This frequency allocation, in addition to the 10 MHz which are in the Company's use, together with the 5 MHz band allocated to Hot Mobile which is a party to the limited partnership, has allowed the Company to realize a 20 MHz band for its 4G services and offer its customers a significantly improved data experience through a national deployment of its 1,850 4G sites that are already active. See "4B.9a Overview".

Hot Mobile, Golan Telecom, and Xphone, will be entitled to a discount at a rate of up to 50% of the amount that they will have to pay for the 4G frequencies (each addition of 1% market share will grant a discount at a rate of 10%, up to a maximum discount at a rate of 50%, during a period of 5 years).

See also "Item 3D.1m The MoC might require us to terminate the use of certain spectrum ranges which have been allocated to us, limit our use of such spectrum or fail to respond to our demands for the allocation of additional spectrum. Such eventualities may adversely affect our business and results of operations.

4B.13e - vi                       Hearings and Examinations

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

•
Filtering of offensive websites and content. In August 2014, the Ministry of Communications published a hearing regarding proposed amendments to telecommunications licenses granted to various operators, including the Company and its subsidiaries. According to the Telecommunications Law, ISP and cellular licensees, are required to provide a service for filtering of offensive websites and content at no additional cost to the subscriber. The Law also includes provisions which oblige said licensees to inform their subscribers of the dangers of internet use (including offensive websites and content).As part of the hearing, it is proposed to amend the ISP and cellular licenses to include additional requirements to the existing requirements described above. The proposed amendments include, among others, the following matters: (1) detailed specifications of the filtering service; (2) requirements regarding the informational leaflet to be provided to the subscriber; and (3) an obligation to offer filtering software to be installed on any type of terminal equipment. In October 2014, the Company filed its written position seeking to limit the impact of the proposed amendments. In November 2016, the Ministry of Communications sent the operators a request for information regarding the execution of the filtering obligation of offensive websites and content, in light of the complaints received with respect to the implementation of the existing provisions regarding this matter. In this context, the Ministry sought to receive information with respect to, among others, the tools used by the Company to implement the license provisions and the rules and laws by which the filtering is executed. In addition, recently, a number of draft bills have been submitted to the Knesset suggesting broadening the existing requirements regarding content and site filtering.

•
Consumer protection-call centers. In August 2014, the Ministry of Communications published a hearing regarding proposed amendments to telecommunications licenses granted to various operators, including the Company and its subsidiaries. As part of the hearing, it is proposed to amend the licenses with respect to the quality of service of the licensees' call centers. The amendments include, among others, the following matters: the maximum response times for each call and the average daily response times; recording requirement regarding a billing inquiry, termination of all services or termination of a single service calls; and requirement to issue and to publish on the licensees' websites detailed weekly reports that will include complete data in relation to their conduct regarding response times. The Company submitted its response to the hearing in October 2014. In parallel to the hearing, the Ministry of Communications published a draft memorandum with respect to the Telecommunications Law, according to which a subscriber will be able to sue for a fixed amount of compensation in case a licensee fails to meet the proposed response times and for compensation in case of an over charge in the monthly bill, both without proving damages. The Company submitted its response to the draft memorandum in October 2014. These amendments may have an adverse effect on the Company's results of operations.

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

•
Change of "Subscriber" definition in numbering plan regarding number portability. In May 2015, the Ministry of Communications published a hearing aimed at amending the definition of a "Subscriber" in the numbering plan regarding number portability ("Number Portability Plan"). According to the hearing, the suggested amendment is meant to increase competition in the cellular market by allowing a subscriber who received his phone number from his employer, to keep the phone number when migrating to another cellular operator. In addition, the Ministry suggests, as part of the hearing, to set certain changes in the Number Portability Plan, with respect to the identification of an applicant to keep his phone number in the event of a change of a cellular operator. The Company submitted its response to this hearing in June 2015. These amendments may have an adverse effect on the Company's results of operations. Despite the fact that a decision has not yet been rendered regarding this hearing, in September 2016, the Ministry published a press report stating that there is no place for the practice where cellular operators allow large businesses to block their employees from porting out their phone numbers. In this report, it was noted that the Ministry is considering forbidding this practice and that it intends to allow business entities that have adopted this practice a period of six months to prepare and settle the issue in employment agreements or otherwise.

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

•
Licensing of commerce and import of terminal equipment. In February 2016, the Ministry of Communications published a hearing in which it was proposed to amend regulations that apply to the import of terminal equipment that uses the cellular method, for example, Handsets, tablets, routers etc. As part of the hearing, the Ministry proposes, among others, to expand the technologies to which the exemption from receiving a type approval and commerce license applies, to expand the scope of the exemption also to equipment that is not new and to determine a full exemption from licensing for dealers and store owners in Israel that are not importers. At the same time, it is proposed in the hearing to determine a reporting obligation for cellular equipment importers, to condition the granting of the exemption on the existence of Cell Broadcast technology used for disseminating messages and to confer various authorities to the Ministry of Communications with respect to importers and dealers of cellular equipment, for example the authority to request information, delivery of equipment and temporary suspension of commerce. These amendments may have an adverse effect on the Company's results of operations.

•
Monitoring and reporting. In April 2016, the Ministry of Communications published two hearings regarding the supervisory powers held by the Ministry and the reporting duties applicable to licensees. In this context, the Ministry plans to terminate the current regulations, which govern the Ministry's supervisory activity given that such powers are now prescribed in the Telecommunications Law.  The Ministry plans to draft new regulations which will outline the Ministry's authority to require various reports from licensees. The Company submitted its response to the hearing in May 2016. These amendments may intensify the regulatory burden applicable to the Company and may have an adverse effect on its results of operations.

•
Timing of the establishment of a phone call. In May 2016, the Ministry of Communications published a hearing in which it was proposed to determine that for any service based on a telephone call, the timing for establishment of the call, for the purpose of charging a subscriber, shall be from the moment of creation of a bi-directional connection between the terminal equipment of the calling subscriber and the terminal equipment of the subscriber receiving the call and until the termination of this two-way connection. In accordance with the hearing, any situation in which this directional connection has not yet been established shall not be considered as billable call time, unless specifically excluded as part of the licenses. The Company submitted its response to the hearing in June 2016. These amendments may have an adverse effect on the Company's results of operations.

•
Interest for late payment and collection charges. In July 2016, the Ministry of Communications published a hearing aimed at regulating and limiting the manner in which licensees may charge interest for late payments and collection charges from debtors. The hearing proposed, among others, to determine that the telecommunications operator may charge interest for late payment up to a rate set forth in section 1 of the Adjudication of Interest and Linkage Law, also in a case in which legal action was taken against the debtor. In addition, it was proposed to limit the maximum amount that can be collected from subscribers for collection charges. The Company submitted its response to the hearing in September 2016.

•
Prohibition of discrimination between subscribers. In August 2016, the Ministry sent a request for information to telecommunication operators, regarding the conditions of the existing licenses that require the provision of services on equal terms and prohibit discrimination between subscribers. In accordance with the request, these provisions should be considered, among others, in light of the reforms that have been executed in the broadcasting market, reduction of transition barriers between operators and transferring to "all inclusive" packages. In this context, the Ministry requested responses to a number of matters including whether it is required to approve deals for new subscribers, whether it is necessary to determine provisions regarding the transparency of deals, whether it is required to confirm the grant of leniencies to new entrants and should the option to collect "transition fees" between plans be terminated. The Company submitted its response to the hearing in September 2016. Some of the suggested changes in this request for information, such as leniencies to new entrants and the ban on transition fees may have an adverse effect on the Company's results of operations.

•
Regulation in the broadcasting area. In June 2016, a recommendations report of the advisory committee regarding the regulation of the broadcasting sector ("Broadcasting Market Committee") was published. See "Item 4B.13e - iv Committee for the Regulation of the Broadcasting Market ". With respect to some of the recommendations in the report, it was decided in September 2016 on the formation of an inter-office team, that would submit to the Minister of Communications specific recommendations for implementation, after holding a hearing that would allow relevant entities that are interested, in submitting their position. This pertains to two main issues: (1) the "must sell" obligation for the sale of sports channels and content to content providers that operate under a license and the sale of rights to broadcast original productions and (2) an arrangement to terminate the base packages that Yes and HOT are currently obligated to and to expand the base package that they market to a core package. The core package will include, besides the channels that licensees are legally obligated to provide to their subscribers, two additional channels produced in Israel-a sports channel and a kids channel and will also include access to original productions through Video on Demand (VOD) of significant providers.

•
Functional Continuity During Emergencies. In November 2016, the Ministry of Communications published a hearing regarding the preparation of licensees for emergencies and ensuring continuity of the service during a state of emergency. In this context, the Ministry proposed to add to the telecommunication licenses various provisions regarding planning supportive infrastructures at core sites of the companies, for example, power systems, air conditioning, fire detection and extinguishing, emergency lighting and cameras. The Company submitted its response to the hearing in November 2016. These amendments may have an adverse effect on the Company's results of operations.

4B.13e - vii                     The Ministry of Communications policy regarding the fixed-line telecommunications sector

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

Within this framework, the Minister of Communications decided to amend the licenses of the infrastructure owners - Bezeq and HOT - and to prescribe the service portfolio - managed broadband access and wholesale telephony service. The regulations attached to the Minister of Communications' decision prescribe the obligation to supply the wholesale services, including ancillary services, as well as maximum tariffs (requiring the approval of the Minister of Finance) for the said wholesale services. The tariffs set at this stage, relate solely to services to be provided by Bezeq. The Ministry of Communications initiated a separate regulation process addressing the tariffs for the wholesale services to be provided by HOT, a cable infrastructure owner, as described hereinafter.

In December 2014, Bezeq submitted a petition to the High Court of Justice against the MoC and the Minister regarding said decision. In the petition Bezeq claims, among others, that the hearing procedure conducted by the MoC did not comply with the administrative law requirements and that both the wholesale telephony service and the tariffs that were set for the wholesale market services deviate from the Minister's authority under the Law. The Company was nominated as a respondent to the petition. If changes are made to the Minister's decision that cause an increase in the wholesale tariffs or a worsening of the technical and operational standards set by the MoC, this could negatively affect our results of operations. In October 2015, the Court published a decision, in which the Court rejected Bezeq claims with respect to the feasibility of implementation of a telephony wholesale market. The MoC has since published a consultation with respect to the resale of Bezeq's telephony services during an interim period of approximately one year.

Margin Squeeze - In November 17, 2014, the Ministry of Communications published a hearing to examine the format for preventing a "margin squeeze" by the fixed-line infrastructure owners - Bezeq and HOT - which occurs when an infrastructure owner lowers its retail prices and narrows the margin between its retail prices and the wholesale price of those infrastructure inputs being purchased by service-providers to a level that erodes the service-providers' margin to the point of eradicating the economic feasibility of continuing their operations, the objective being to push service-providers out of the market. The Company submitted its response to the hearing in December 2014. Should the Ministry of Communications' decision with regard to the margin squeeze mechanism not prove effective in ensuring the effectiveness of the wholesale market, our profitability and results of operations could be materially adversely affected.

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

In July 2015, one day before the date of entry into force of the wholesale service of access to passive infrastructure of infrastructure owners, the Ministry of Communications published new instructions regarding the compliance with security requirements in relation to the use of HOT and Bezeq's passive infrastructure, valid until November 1, 2015. According to the instructions, during such period, the performance of the work required for the grant of access to HOT and Bezeq's infrastructure will be made only by the infrastructures owners (Bezeq or HOT) and not by the service providers. In addition, the instructions set restrictions regarding the access to the infrastructure owner's information, concerning the deployment of infrastructure. Although the abovementioned interim period has since passed, the MoC failed to effectively enforce its abovementioned decision on Bezeq.

As part of the Economic Program Law for the years 2017-2018, that was published at the end of December 2016 it was determined, among others, that Bezeq and HOT Telecom will be required to allow other domestic operators including Partner, access to passive infrastructures. Following the enactment of this legislation, Bezeq has begun to observe its duty to provide access to its passive infrastructures.

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

In order to provide an incentive for Bezeq to implement the wholesale market, the MoC has announced that it intends to cancel the regulations requiring Bezeq to maintain a "structural separation" between its fixed-line and mobile telecommunications operations, and to change the current retail fixed-price tariff control mechanism to a "maximum tariff" one. In 2016, the MoC has published official announcements which indicate its satisfaction with the implementation of the wholesale market reform. We have strongly opposed the factual descriptions and the conclusions in the announcement. Furthermore, in December 2016, the MoC also declared its intention to promote the cancelation of "corporate separation" in the Bezeq Group, subject to a hearing, and to publish a hearing in 2017 suggesting canceling the "structural separation" in the Bezeq Group. The Ministry of Finance, the Anti-Trust Commissioner and the State Comptroller have stated their objection to the implementation of the MoC's intent at this stage. If the MoC removes the structural separation provisions based on its above-mentioned announcements before we have firmly established ourselves in the fixed-line telecommunications services market (in both fixed-line telephony and broadband), Bezeq may be able to propose bundled services more effectively than us, and thereby gain a competitive advantage which would negatively affect our results of operations. Also see "Item 3D.1b If the structural separation provisions (which apply to Bezeq and HOT) are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations."

In January 2016, The MoC published a consultation regarding the maximum prices HOT may charge for its wholesale BSA product. The Company submitted its response to the hearing in April 2016. During February 2017, HOT filed an administrative appeal against the MoC stating, among other claims, that the Ministry is obliged to carry out a secondary consultation regarding the prices it plans to set.

Service Level in the Wholesale Market. In May 2016, the Ministry of Communications published a hearing in which it was proposed to amend the service file of Bezeq and HOT Telecom for the provision of wholesale market services (BSA and Telephony), regarding the service levels (SLA) for the provision of the services. In this context, it was proposed to determine, among others, that the service level that will apply to the services will be identical to the service level that applies to the retail services, in order to create a match between the wholesale and retail markets. In addition, it was proposed to determine that insofar as there will be a deterioration in the level of the service actually provided by the Bezeq company, the deterioration will be examined against the relative increase in the scope of the subscribers that are using the company's infrastructure. It was also proposed in the hearing to impose an obligation on the infrastructure owners to publish on their websites information regarding the installations, equipment shifting, repairs and response times of the infrastructure owners. The Company submitted its response to the hearing in June 2016. The suggested changes to the service file may have an adverse effect on the Company's results of operations.

Use of Terminal Equipment on the HOT Telecom Network. In December 2016, the Ministry of Communications published a hearing regarding the use of terminal equipment on the HOT Mobile network as part of the wholesale market services. As part of the hearing, the Ministry proposed to establish a director's instruction according to which a service provider in the wholesale market will be required to allow a subscriber to make use of its terminal equipment for 21 days, after the transfer date of the subscriber to another provider. In addition, the Ministry proposed in the hearing to determine provisions regarding the obligation to inform a subscriber transferring to another provider of his obligation to return the terminal equipment after the end of said period and of the obligation to give to the transferring subscriber a confirmation regarding the return of the equipment to the provider that the subscriber is leaving. The Company submitted its response to the hearing in December 2016. The proposed amendments may have an adverse effect on the Company's results of operations.

Payment to Bezeq for Technician Visits. In January 2017, the MoC published a hearing in which the Ministry expressed its opinion that service providers should be required as of February 2017 to pay Bezeq for the costs of technician visits while installing infrastructure as part of the BSA service at a cost of NIS 158 (not including VAT). The Company submitted its response to the hearing in January 2017. These changes may have an adverse effect on the Company's results of operations. See "Item 3D.1a If the Ministry of Communications continues to fail to enforce its fixed-line wholesale market reforms on Bezeq and HOT Telecom, this may negatively affect our business and results of operations."

4B.13e - viii                    Anti-Trust Regulation.

Pursuant to the Israeli Restrictive Trade Practices Law,  if the Anti-Trust Commissioner decides that the Israeli cellular market is oligopolistic, the Director General will have the authority to give instructions to all or some of the participants in our market, in order to, among other objectives, maintain or increase the competition level among the participants, the Director General's authority would include the ability to issue orders to remove or to ease entry or transfer barriers, to terminate a participant's activity, or otherwise to regulate the activities of the market.

4B.13f                    Our Mobile Telephone License

On April 7, 1998, the Ministry of Communications granted to us a general license to establish and operate a mobile telephone network in Israel as well as offer roaming services outside the State of Israel.

Under the terms of the license, we have provided a $10 million guarantee to the State of Israel to secure the Company's adherence to the terms of the license.

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

•
Partner, an Office Holder in Partner or an Interested Party in Partner or an Office Holder in an Interested Party of Partner is an Interested Party in a competing mobile radio telephone operator or is an Office Holder in a competing mobile radio telephone operator or in an interested party in a competing mobile radio telephone operator without first obtaining a permit from the Ministry of Communications to do so or has not fulfilled one of the conditions included in such permit. See "Item 4B.13f Our Mobile Telephone License-Our Permit Regarding Cross Ownership."

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

•
Israeli entities from among our founding shareholders and their approved substitutes must hold at least 5% of our issued and outstanding share capital and of each of our means of control. "Israeli entities" are defined as individuals who are citizens and residents of Israel and entities formed in Israel and controlled, directly or indirectly, by individuals who are citizens and residents of Israel, provided that indirect control is only through entities formed in Israel, unless otherwise approved by the Israeli Prime Minister or Minister of Communications.

•
At least 10% of our Board of Directors must be appointed by Israeli entities, as defined above, provided that if the Board of Directors is comprised of up to 14 members, only one such director must be so appointed, and if the Board of Directors is comprised of between 15 and 24 members, only two such directors must be so appointed.

•
Matters relating to national security shall be dealt with only by a Board of Directors' committee that has been formed for that purpose. The committee includes at least 4 members, of which at least one is an external director. Only directors with the required clearance and those deemed appropriate by Israel's General Security Service may be members of this committee. Resolutions approved by this committee shall be deemed adopted by the Board of Directors.

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

Payments. Our license specifies the payments we may charge our subscribers. These include one-time installation fees, fixed monthly payments, airtime fees, payments for the use of other telecommunication systems, payments for handset maintenance and payments for additional services. In some of our tariff plans we have chosen to charge only for airtime and use of services. See "Item 4B.6c Tariff Plans."

Interconnection. Like the licenses of Pelephone, Cellcom and HOT Mobile, our license requires that we interconnect our mobile telephone network to other telecommunications networks operating in Israel, including that of Bezeq and other domestic fixed-line operators, the other mobile telephone operators and the international operators.

Conversely, we must allow other network operators to interconnect to our network. See "Item 4B.9g Interconnection".

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

Universal Service. We are required to provide any service with the same coverage as our existing network. According to our license, we are required to meet certain coverage requirements for our 3G and 4G services. See "Item 4B.13e - iii Cellular Network Coverage Amendments".

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

Our license provides that no direct or indirect control of Partner may be acquired, at one time or through a series of transactions, and no means of control may be transferred in a manner which results in a transfer of control, without the consent of the Ministry of Communications. Furthermore, no direct or indirect holding of 10% or more of any means of control may be transferred or acquired at one time or through a series of transactions, without the consent of the Ministry of Communications. In addition, no shareholder of Partner may permit a lien to be placed on shares of Partner if the foreclosure on such lien would cause a change in the ownership of 10% or more of any of Partner's means of control unless such foreclosure is made subject to the consent of the Ministry of Communications. For purposes of our license, "means of control" means any of:

•	voting rights in Partner;

•	the right to appoint a director or managing director of Partner;

•	the right to participate in Partner's profits; or

•	the right to share in Partner's remaining assets after payment of debts when Partner is wound up.

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

In connection with our initial public offering, our license was amended to provide that our entering into an underwriting agreement for the offering and sale of shares to the public, listing the shares for trading, and depositing shares with the depositary or custodian will not be considered a transfer of any means of control, as defined below. Pursuant to the amendment, if the ADSs (or other "traded means of control," that is, means of control which have been listed for trade or offered through a prospectus and are held by the public) are transferred or acquired in breach of the restrictions imposed by the license with respect to transfer or acquisition of 10% or more of any means of control, we must notify the Ministry of Communications and request the Ministry's consent within 21 days of learning of the breach. In addition, should a shareholder, other than a founding shareholder, breach these ownership restrictions, or provisions regarding acquisition of control or cross-ownership or cross-control with other mobile telephone operators or shareholdings or agreements which may reduce or harm competition, its shareholdings will be marked as exceptional shares and will be converted into dormant shares, as long as the Ministry's consent is required but not obtained, with no rights other than the right to receive dividends and other distributions to shareholders, and to participate in rights offerings.

The dormant shares must be registered as dormant shares in our share registry. Any shareholder seeking to vote at a general meeting of our shareholders must notify us prior to the vote, or, if the vote is by deed of vote, must so indicate on the deed of vote, whether or not the shareholder's holdings in Partner or the shareholder's vote requires the consent of the Ministry of Communications due to the restrictions on transfer or acquisition of means of control, or provisions regarding cross-ownership or cross-control with other mobile telephone operators or shareholders. If the shareholder does not provide such certification, his instructions shall be invalid and his vote not counted.

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

During an emergency period, control of Partner's mobile radio telephone system may be assumed by any lawfully authorized person for the security of the State of Israel to ensure the provisions of necessary service to the public, and some of the spectrum granted to us may be withdrawn. In addition, our license requires us to supply certain services to the Israeli defense and security forces. Furthermore, certain of our senior officers are required to obtain security clearance from Israeli authorities.

For the purposes of this discussion, the following definitions apply:

•	"Office Holder" means a director, manager, company secretary or any other senior officer that is directly subordinate to the general manager.

•
"Control" means the ability to, directly or indirectly, direct the activity of a corporation, either alone or jointly with others, whether derived from the governing documents of the corporation, from an agreement, oral or written, from holding any of the means of control in the corporation or in another corporation, or which derives from any other source, and excluding the ability derived solely from holding the office of director or any other office in the corporation. Any person controlling a subsidiary or a corporation held directly by him will be deemed to control any corporation controlled by such subsidiary or by such controlled corporation. It is presumed that a person or corporation controls a corporation if one of the following conditions exist: (1) such person holds, either directly or indirectly, fifty percent (50%) or more of any means of control in the corporation; (2) such person holds, either directly or indirectly, a percentage of any means of control in the corporation which is the largest part in relation to the holdings of the other Interested Parties in the corporation; or (3) such person has the ability to prevent the taking of business decisions in the corporation, with the exception of decisions in the matter of issuance of means of control in a corporation or decisions in the matters of sale or liquidation of most businesses of the corporation, or fundamental changes of these businesses.

•	"Controlling Corporation" means a company that has control, as defined above, of a foreign mobile radio telephone operator.

•	"Interested Party" means a person who either directly or indirectly holds 5% or more of any type of means of control, including holding as an agent.

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

4B.13g                   Other Licenses

Domestic Fixed-line License. In January, 2007, the Ministry of Communications granted Partner Land-Line Communication Solutions Limited Partnership, which is fully owned by the Company, a license for the provision of domestic fixed-line telecommunications services, including VoB services using the infrastructure of Bezeq and HOT Telecom to access customers. In February 2016, this license was replaced by the MoC with a general-unified license. In June and December 2016, this license was amended by the MoC to allow, in addition to domestic fixed-line telecommunications services, the provision of ILD services, ISP services and end-point services. See Exhibit 4.(a).2.1, which is incorporated herein by reference. The term of the new license is similar to the term of the previous fixed-line license which expires in twenty years from the original grant date in January 2007 but may be extended by the Ministry of Communications for successive periods of ten years provided that the licensee has complied with the terms of the license and has acted consistently for the enhancement of telecom services and their enhancement. The general conditions of the mobile telephone license described above, generally apply to this license, subject to certain modifications.

In March 2009, we were also granted a domestic fixed-line license to provide fixed-line services to the Israeli populated areas in the West Bank. In July 2016, this license was replaced by a general-unified license. The general conditions of the general-unified license granted to Partner Land-Line Communication Solutions Limited Partnership by the MoC, generally apply to this license, subject to certain modifications.

012 Telecom was also granted a similar domestic fixed-line license by the Ministry of Communications in December 2005 for 20 years. In February 2016, this license was replaced by the MoC with a general-unified license. The term of the new license is similar to the term of the previous fixed-line license.

012 Telecom was also granted a license to provide domestic fixed-line services to the Israeli populated areas in the West Bank which was valid until February 2018. This license was replaced in July 2016 with a general-unified license. The general conditions of the general-unified license granted to 012 Telecom by the MoC, generally apply to this license, subject to certain modifications.

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

012 Smile was also granted a similar ISP license by the Ministry of Communications in December 2009 that is valid until June 2020 and a special license to provide ISP services to the Israeli populated areas in the West Bank which is valid until June 2020.

ILD License. In December 2009, the Ministry of Communications granted 012 Smile, a license for the provision of ILD services. The license expires in twenty years but may be extended by the Ministry of Communications for successive periods of ten years provided that the licensee has complied with the terms of the license and has acted consistently for the enhancement of telecom services and their enhancement. In February 2016, this license was replaced by the MoC with a general-unified license. The term of the new license is similar to the term of the previous ILD License.

012 Smile was also granted a license for the provision of International Long Distance services to the Israeli populated areas in the West Bank which is valid until February 2018. This license was replaced in July 2016 with a general-unified license. The general conditions of the general-unified license granted to 012 Smile by the MoC, generally apply to this license, subject to certain modifications.

NTP License. In February 2007 we received a special license granted by the Ministry of Communications allowing us to provide certain telecom services, including providing and installing equipment and cabling, representing the subscriber with local fixed operators, and establishing and operating control facilities within a subscriber's premises. The license was valid until February 2017. We are permitted to provide NTP services under the general-unified license granted to Partner Land-Line Communication Solutions Limited Partnership in February 2016.

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

4B.13h                   Network Site Permits

Permits of the Ministry of Environmental Protection

On January 1, 2006, the Non-Ionizing Radiation Law (5766-2006), which replaced the Pharmacists (Radioactive Elements and Products) Regulations, 1980 regarding matters that pertain to radiation from cellular sites, was enacted. This law defines the various powers of the Ministry of Environmental Protection as they relate, among others, to the grant of permits for network sites and sets standards for permitted levels of non-ionizing radiation emissions and reporting procedures. Pursuant to this law, most of which entered into effect on January 1, 2007, a request for an operating permit from the Ministry of Environmental Protection with respect to either new sites or existing sites would require a building permit for such site(s). The Ministry of Environmental Protection has adopted the International Radiation Protection Agency's standard as a basis for the consents it gives for the erection and operation of our antennas. This standard is an international standard based upon a number of years of scientific study.

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

These recent developments may have a material adverse effect on our financial condition and results of operations, as well as plans to expand and enhance network coverage. For more information, see "Item 3D.1l In connection with some building permits, we may also be required to indemnify planning committees in respect of claims against them relating to the depreciation of property values that result from the granting of permits for network sites."

Wireless access devices

We have set up several hundred small communications devices, called wireless access devices, pursuant to a provision in the Telecommunications Law which we and other participants in cellular telecommunications, believe exempts such devices from the need to obtain a building permit. Beginning in 2008, following the filing of a claim that the exemption does not apply to cellular communications devices, the Attorney General filed an opinion regarding this matter stating that the exemption does apply to wireless radio access devices under certain conditions and instructed the Ministry of Interior to prepare regulations setting conditions that would limit the exemption to extraordinary circumstances. Following the instruction of the Attorney General, several inter-ministerial discussions and hearings have taken place without agreement being reached as to the final version of the regulations. The approval of the regulations was brought to the Economic Committee where the regulations were not approved. Following two petitions that were filed with the High Court of Justice opposing the Attorney General's recommendation that the exemption apply under certain conditions, in September 2010, the Supreme Court issued an interim order prohibiting further construction of wireless access devices in cellular networks in reliance on the exemption from the requirement to obtain a building permit. In February 2011, and in July 2012, the Supreme Court narrowed the scope of the interim injunction so that repair or replacement of existing wireless access devices is permitted under certain conditions that will be determined in a judgment. In March 2016, the Supreme Court further narrowed the scope of the interim injunction that allowed us to make modifications to the existing wireless access devices, including a change to their transmission power and allowed us to change the location of 10% of PHI's wireless access devices to alternative locations without the need for a building permit. If a definitive court judgment holds that the exemption does not apply to cellular devices at all or if the regulations finally approved do not apply the exemption to wireless access devices, this could adversely affect the Company's existing network. As a result, we may be required to remove existing devices and would not be able to install new devices on the basis of the exemption. Our network capacity and coverage would then be negatively impacted, which could have an adverse effect on our revenue and results of operations.

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

We have received approval from the Ministry of Communications for selling and distributing all of the handsets and other terminal equipment we sell. The Ministry of Environmental Protection also has authority to regulate the sale of handsets in Israel, and under the Non-Ionizing Radiation Law, certain types of devices, which are radiation sources, including cellular handsets, have been exempted from requiring an approval from the Ministry of Environmental Protection so long as the radiation level emitted during the use of such handsets does not exceed the radiation level permitted under the Non-Ionizing Radiation Law. Since June 2002, we have been required to provide information to purchasers of handsets on the Specific Absorption Rate ("SAR") levels of the handsets as well as its compliance with certain standards pursuant to a regulation under the Consumer Protection Law. We attach a brochure to each handset that is sold that includes the SAR level of the specific handset. Such brochures are also available at our service centers and the information is also available on the Company's website. SAR levels are a measurement of non-ionizing radiation that is emitted by a hand-held cellular telephone at its specific rate of absorption by living tissue. While, to the best of our knowledge, the handsets that we market comply with the applicable laws that relate to acceptable SAR levels, we rely on the SAR published by the manufacturer of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers' approvals refer to a prototype handset and not for each and every handset, we have no information as to the actual SAR level of each specific handset and throughout its lifecycle, including in the case of equipment repair.

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

4C.          Organizational Structure

We currently have five wholly-owned subsidiaries, Partner Future Communications 2000 Ltd., an Israeli corporation; Partner Land-Line Communications Solutions LP, an Israeli limited partnership; Partner Business Communications Solutions, LP, an Israeli limited partnership; Partner Communication Products 2016 LP and 012 Smile. 012 Smile has a wholly-owned subsidiary, 012 Telecom Ltd., an Israeli corporation. Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner of each of the limited partnerships.

In November 2013, the Company entered into a 15-year Network Sharing Agreement with HOT Mobile. Pursuant to the Network Sharing Agreement, the parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership, which will operate and develop a cellular network to be shared by both parties, starting with a pooling of both parties' radio access network infrastructures to create a single shared radio access network. The parties have also established a 50-50 company limited by shares under the name Net 4 P.H.I Ltd. to be the general partner of the limited partnership. See "Item 4B.9 Our Network".

4D.          Property, Plant and Equipment

Headquarters

We lease our headquarter facilities in Rosh Ha-ayin, Israel, with a total of approximately 51,177 gross square meters (including parking lots). In the beginning of 2014, an amendment to the lease agreements for its headquarters facility in Rosh Ha'ayin was signed, according to which the lease term is extended until the end of 2024. The rental payments are linked to the Israeli CPI. We also lease call centers in several cities. The leases for each site have different lengths and specific terms. We believe that our current call center facilities are adequate for the foreseeable future, and that we will be able to extend the leases or obtain alternate or additional facilities, if needed, on acceptable commercial terms.

Network

For a description of our telecommunications network, see "Item 4B.9 Our Network" above.

We lease most of the sites where our mobile telecommunications network equipment is installed throughout Israel. At December 31, 2016, we had 2,959 network sites (including micro-sites). The lease agreements relating to our network sites are generally for periods of two to ten years. We have the option to extend the lease periods up to ten years (including the original lease period).

The erection and operation of most of these network sites requires building permits from local or regional zoning authorities, as well as a number of additional permits from governmental and regulatory authorities, and we have had difficulties in obtaining some of these permits.

Difficulties obtaining required permits could continue and therefore affect our ability to maintain cell network sites. In addition, as we grow our subscriber base and seek to improve the range and quality of our services, we need to further expand our network, and difficulties in obtaining required permits may delay, increase the costs or prevent us from achieving these goals in full. See "Item 3D.1k We have had difficulties obtaining some of the building and environmental permits required for the erection and operation of our network sites, and some building permits have not been applied for or may not be fully complied with. These difficulties could have an adverse effect on the coverage, quality and capacity of our network. Operating network sites without building or other required permits, or in a manner that deviates from the applicable permit, may result in criminal or civil liability to us or to our officers and directors." and "Item 4B.13 Regulation".

In November 2013, the Company entered into a 15-year Network Sharing Agreement with HOT Mobile. Pursuant to the Network Sharing Agreement, the parties created a 50-50 limited partnership, which is intended to operate and develop a cellular network to be shared by both companies, starting with a pooling of both companies' radio access network infrastructures to create a single shared pooled radio access network. See "Item 4B.9 Our Network".

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

5A.          Operating Results

5A.1             OVERVIEW

5A.1a                      Key Financial and Operating Data

The table below sets forth a summary of selected financial and operating data for the years ended December 31, 2014, 2015 and 2016.

	Year ended December 31,
	2014	2015	2016

Revenues (NIS million)	4,440	4,111	3,544
Operating profit (NIS million)	400	107	193
Income (loss) before taxes (NIS million)	241	(36)	88
Profit (loss) for the Year (NIS million)	162	(40)	52
Capital expenditures (NIS million)	434	271	202
Cash flows from operating activities (NIS million)	951	922	945
Cash flows from investing activities (NIS million)	(431)	(356)	(639)
Cellular Subscribers (end of period, thousands)	2,837	2,718	2,686
Annual cellular churn rate (%)	47%	46%	40%
Average monthly revenue per cellular subscriber (ARPU) (NIS)	75	69	65

NON-GAAP MEASURES

The following non-GAAP measures are used in this report. These measures are not financial measures under IFRS and may not be comparable to other similarly titled measures for other companies. Further, the measures may not be indicative of the Company's historic operating results nor are meant to be predictive of potential future results.

Non-GAAP Measure	Calculation	Most Comparable IFRS Financial Measure
Adjusted EBITDA
Adjusted EBITDA:
Profit (Loss)
add
Income tax expenses,
Finance costs, net,
Depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges), Other expenses (mainly amortization of share based compensation).

Profit (Loss)
Adjusted EBITDA margin (%)	Adjusted EBITDA margin (%): Adjusted EBITDA divided by Total revenues
Adjusted Free Cash Flow*	Adjusted Free Cash Flow: Cash flows from operating activities deduct Cash flows from investing activities add Short-term investment in deposits	Cash flows from operating activities deduct Cash flows from investing activities

Total Operating Expenses (OPEX)
Total Operating Expenses:
Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
deduct
Depreciation and amortization expenses,
Other expenses (mainly amortization of employee share based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses
Net Debt	Net Debt: Current maturities of notes payable and borrowings add Notes payable add Borrowings from banks and others deduct Cash and cash equivalents deduct Short-term deposits	Sum of: Current maturities of notes payable and borrowings, Notes payable, Borrowings from banks and others

*	Adjusted Free Cash Flow measure is fully equivalent to Free Cash Flow measure which was provided in reports for prior periods.

5A.1b                      Business Developments in 2016

In 2016, competition in the Israeli telecommunications market remained intense, although cellular price erosion and churn rates were lower than in the previous two years. As a result, the continued substantial price erosion in the market had a further significant negative impact on the Company's business results, with operating profit for 2016 decreasing by 6% compared with operating profit for 2015 (excluding the impact of the impairment charges recorded for 2015).

As an illustration of the level of competition in the cellular market, approximately 2.3 million cellular subscribers are estimated to have switched operators within the Israeli market (with number porting) in 2016 compared with 2.5 million subscribers that switched in 2014 and 2015. Significant price erosion continued to be caused by the amount of cellular subscribers who moved between different rateplans or airtime packages (generally with a lower monthly fee) within the Company.

At the end of December 2016, the Company's active cellular subscriber base (including cellular data and 012 Mobile subscribers) was approximately 2.69 million, including approximately 2.2 million post-paid subscribers or 83% of the base, and approximately 445,000 pre-paid subscribers, or 17% of the subscriber base. Total cellular market share in Israel (based on the number of subscribers) at the end of 2016 was estimated to be approximately 26%, compared with 27% in 2015 and 28% in 2014.

Over 2016, the cellular subscriber base declined by approximately 32,000. The pre-paid subscriber base decreased by approximately 117,000, while the post-paid subscriber base increased by approximately 85,000. The decrease in the pre-paid subscriber base was largely attributed to the pre-paid subscribers moving to post-paid subscriber packages as a result of the significant price erosion (and hence increasing attractiveness) in these products, as well to increased competition for pre-paid subscribers.

The annual churn rate for cellular subscribers in 2016 was 40%, compared with 46% in 2015 and 47% in 2014, mainly reflecting the lower, yet continued intense competition in the cellular subscriber market.

The monthly Average Revenue Per User (ARPU) for cellular subscribers for the year 2016 was NIS 65 (US$ 17), a decrease of approximately 6% from NIS 69 in 2015. The decrease mainly reflected the continued price erosion in the key cellular services including airtime, content, data and browsing, due to the persistent fierce competition in the cellular market, as well as a decrease in revenues from wholesale services provided to other operators hosted on the Company's network and in particular as a result of termination of the Right of Use Agreement with HOT Mobile from the second quarter of 2016. See "Item 5A.1e Right of Use Agreement with HOT Mobile". Overall, cellular service revenues decreased by 9% in 2016 compared with 2015 and fixed line segment revenues decreased by 4% over the same period, also as a result of significant competition in a number of fixed line services offered by the Company.

In addition to a decrease in service revenues, revenues and gross profit from equipment sales decreased significantly in 2016, by 29% and 40% respectively. The decrease in revenues from equipment sales largely reflected a decline in sales volume, while the decrease in gross profit from equipment sales also reflected lower profit margins. Both the decrease in the amount of equipment sales and in profit margins were mainly related to the tightening of the Company's customer credit policy, whereby stricter requirements were imposed for customers to be accepted for long-term financing plans. The decrease in profit margins also reflected a change in product mix.

See also "Item 5D.2 Outlook" and "Item 3D.2b Our level of indebtedness could adversely affect our business, profits and liquidity. Furthermore, difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness."

In order to mitigate the impact of the competition on the price erosion and decreases in service revenues and in gross profits from equipment sales, the Company continued to adjust its cost structure and to implement operational efficiency measures through 2016, which was reflected in a decrease in 2016 in total operating expenses of NIS 139 million (including cost of service revenues (NIS 2,276 million in 2016) and selling, marketing and administrative expenses (NIS 689 million in 2016), and excluding depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation) (NIS 641 million in 2016); this measure is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies). This decrease followed a decrease in total operating expenses in 2015 of NIS 127 million compared with 2014. The decrease in total operating expenses in 2016, mainly reflected decreases in cellular network and cable maintenance expenses following the implementation of the cost sharing mechanism under the Network Sharing Agreement with HOT Mobile, in expenses related to payments to transmission, communication and content providers, and in other expense items reflecting the impact of various efficiency measures undertaken including a reduction in payroll and related expenses resulting from the reduction in the size of the Company workforce by approximately 14% on an average basis (average of workforce at beginning and end of year). These decreases were partially offset by increases in expenses related to the rebranding of the Company, and an increase in bad debts and allowance for doubtful accounts expenses.

5A.1c Settlement Agreement with Orange Brand Services Ltd.

In June 2015, the Company announced that it had entered into a settlement agreement with Orange Brand Services Ltd ("Orange") which created a new framework for their relationship and provided both Partner and Orange the right to terminate the brand license agreement which had been in force since 1998. In accordance with the terms of the settlement agreement, the Company received advance payments in a total of €90 million during 2015: €40 million of which was received between the signing of the agreement and the completion of a market study to assess the Company's position within the dynamics of the Israeli telecommunications services market; and €50 million of which was received in the fourth quarter of 2015, following the Company's notice to Orange of its decision to terminate the brand license agreement.

As set forth in the settlement agreement, the advance payments are to be recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses to be incurred over this period.  The income is to be recorded in the Company's income statement under "Income with respect to settlement agreement with Orange".  For 2015, the Company recognized income with respect to the settlement agreement in an amount of NIS 61 million, and for 2016, the Company recognized income with respect to the settlement agreement in an amount of NIS 217 million (US$ 56 million). Based on a legal opinion obtained by the Company, the advance payments are considered compensation payments and are therefore not subject to VAT charges.

5A.1d Network Sharing Agreement with HOT Mobile

In November 2013, the Company entered into a 15-year Network Sharing Agreement with HOT Mobile. Pursuant to the Network Sharing Agreement, the parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership, which operates and develops a radio access network shared by both parties, starting with a pooling of both parties' radio access network infrastructures creating a single shared pooled radio access network. See "Item 4B.9 Our Network."

In February 2016, HOT Mobile exercised its option under the Network Sharing Agreement ("NSA") to advance the payment date of a onetime amount of NIS 250 million ("Lump Sum"), which was received in 2016. Therefore according to the NSA from April 2016 onward (i) each party bears half of the expenditures relating to the Shared Network, and (ii) the operating costs of the Shared Network are borne according to a pre-determined apportionment mechanism, according to which one half of the operating costs is shared equally by the parties, and one half is divided between the parties according to the relative volume of their respective traffic consumption in the Shared Network ("Capex-Opex Mechanism").

The Lump Sum is recognized as deferred revenue amortized quarterly in the income statement over a period of eight years, starting with the second quarter of 2016.  Eight years has been determined to be the shorter of the expected period of the arrangement or the expected life of the related assets.  Accordingly, approximately NIS 23 million (US$ 6 million) was amortized to revenues in the income statement during 2016.

The Network Sharing Agreement provides material financial benefits to Partner in terms of both the Lump Sum payments and savings in operational expenses and capital investments; however, such financial benefits are dependent on factors set forth in the related risk factor. See "Item3D.2e If the network sharing agreement entered into with HOT Mobile is unilaterally terminated by HOT Mobile earlier than we expected, we will be required to split the shared network with Hot Mobile and the resources, time and expense it may take us to have our own network in a nationwide coverage, may be substantial and could also materially harm our business and the results of operations at such time."

5A.1e Right of Use Agreement with HOT Mobile

Partner and HOT Mobile entered into a separate Right of Use agreement which took effect in November 2013 and was originally valid until January 4, 2017. Under the Right of Use agreement, Partner provided services to HOT Mobile in the form of a right of use of Partner's cellular network. According to the Right of Use agreement, HOT Mobile paid Partner fixed base payments with additional variable payments, based, among other things, on traffic volume exceeding a defined threshold.  Since Hot Mobile exercised the Option referred to in the Network Sharing Agreement, and Hot Mobile paid the relevant portion of the Lump Sum earlier than January 1, 2017, the Capex-Opex Mechanism became effective as of April 2016 and Hot Mobile ceased making payments under the Right of Use agreement at such time.

Cellular segment revenues recorded relating to the Right of Use agreement totaled approximately NIS 120 million and NIS 51 million for the years 2015 and 2016 respectively.

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

At the time of the acquisition, the purchase assumed an enterprise value for 012 Smile of approximately NIS 1.45 billion. This included fixed assets, intangible assets of customer relations, brand name, Right of Use ("ROU") of international transmission cables and goodwill. 012 Smile was financed principally through long term bank loans totaling approximately NIS 500 million that have an index (Israeli consumer price index ("CPI")) linked rate of 3.42% with a final maturity at the end 2019.

Impairment of Fixed-Line Assets and Goodwill as of December 31, 2011.

During December 2011, Bezeq International Ltd. completed the installation of an underwater cable between Israel and Italy and began commercial use thereafter. In addition, Tamares Telecom Ltd. was in the final stages of laying another underwater cable which was completed in January 2012, allowing new communication channels between Israel and Western Europe. The additional capacity significantly increased the level of competition in the market for international connectivity services that, until December 2011, had been comprised of a sole monopoly supplier. The increased competition in the market for international connectivity services during the fourth quarter of 2011 that lead to a sharp decline in prices and the Company's expectations for increased competition in the retail ISP market, that would lead to a decrease in prices and market share, indicated the need to perform an impairment test on certain assets of the fixed-line segment. The impairment test as of December 31, 2011, was performed by management with the assistance of an external independent assessor, Giza Singer Even Ltd., with the recoverability of the relevant assets being assessed based on value-in-use calculations. As a result of the testing, impairment charges in a total amount of NIS 235 million were recognized for the fixed-line business in 2011:

a)	Trade name by NIS 14 million, recorded in selling and marketing expenses;

b)	Customer relationships by NIS 73 million, recorded in selling and marketing expenses; and

c)	Right of use of international fiber optic cables by NIS 148 million, recorded in the cost of revenues.

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

(i) The Group reviewed the recoverability of the VOB/ISP assets. As a result, an impairment charge in a total amount of NIS 98 million was recognized. The impairment charge was allocated to the assets of the CGU pro rata, on the basis of the carrying amount of each asset, provided that the impairment did not reduce the carrying amount of an asset below the highest of its fair value less costs to sell and its value-in-use, and zero. Accordingly, the following impairment charges were recorded in the assets of the above CGU (see Note 13 to our consolidated financial statements):

(a)	Right of use of international fiber optic cables by NIS 76 million, recorded in cost of revenues;
(b)	Customer relationships by NIS 8 million, recorded in selling and marketing expenses;
(c)	Computers and information systems by NIS 7 million, recorded in cost of revenues;
(d)	Communication network by NIS 5 million, recorded in cost of revenues; and
(e)	Trade name by NIS 2 million, recorded in selling and marketing expenses.

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

The impairment test was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors' behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods. See also Note 2(i) and Note 4(a)(3).

(ii)  The Group reviewed the recoverability of the ILD CGU in the fixed line segment and determined that no impairment exists as of December 31, 2015.

Impairment test of Fixed-Line Goodwill as of December 31, 2014, 2015 and 2016.

Goodwill is allocated to a single group of CGUs which constitute all the operations of the fixed-line segment, in an amount of NIS 407 million.

For the purpose of the goodwill impairment tests as of December 31, 2014, 2015 and 2016 the recoverable amount was assessed by management with the assistance of an external independent expert (2014, 2015:"Giza Singer Even. Ltd", 2016: "BDO Ziv Haft Consulting & Management Ltd.") based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rate represents the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

	As of December 31,
	2014	2015	2016
Terminal growth rate	(negative 0.2%)	(negative 0.09%)	0.5%
After-tax discount rate	10.5%	10.3%	9.8%
Pre-tax discount rate	14.3%	13.4%	11.9%

The impairment tests as of December 31, 2014, 2015 and 2016 were based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors' behavior in response to the economic environment may affect the estimate of recoverable amounts. As a result of the impairment tests, the Group determined that no goodwill impairment existed as of December 31, 2014, 2015 and 2016. See also Note 4(a)(4) and Note 2(h) to our consolidated financial statements.

Sensitivity Analysis:

The headroom of the fixed line segment recoverable amount over the carrying amount as of December 31, 2014, 2015 and 2016 was approximately 15%, 9% and 23% respectively. Sensitivity analysis was performed for the recoverable amount as of December 31, 2016 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 9.8% (8.8% to 10.8%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable 0.5% (minus 0.5% to 1.5%), assuming all other variables constant. Results showed that no impairment charge is required for both analyses.

5A.1g Agreement for the Upgrade of Our Existing Networks and the Deployment of Fourth Generation Network in Israel

On October 25, 2010, the Company signed an agreement with LM Ericsson Israel Ltd. ("Ericsson") for the upgrade of its then existing networks and the deployment of a fourth generation network in Israel (the "Agreement") for approximately US $100 million. The Agreement includes the upgrade, replacement and the expansion of certain parts of the Company's existing cellular and fixed-line networks and the maintenance of its networks, including enhancement of the Company's abilities with respect to the cellular and fixed-line ISP services it provides. The initial term of the all-inclusive agreement with Ericsson ended on December 31, 2014. Towards the end of the initial term, we began an examination process to determine the scope of the deliverables and services which have actually been provided by Ericsson under the agreement. We extended the initial period by an additional period of one year for the provision of support and maintenance services until the end of 2015 and renewed it with certain modifications until the end of 2018.

5A.1h Bezeq Agreement

In April 2012, the Company entered into a five-year agreement with Bezeq, the Israel Telecommunication Corp., Ltd., effective from January 1, 2012 to December 31, 2016, for the supply of transmission services for use in Partner's mobile network. According to the agreement, the minimum annual commitment was NIS 55 million for the year 2012 and gradually increased to NIS 71 million for the year 2016 due to the increase in the scope of the capacity to be purchased in accordance with the layout agreed upon by the parties. Commencing April 2015, Hot Mobile undertakes its share in these expenses through PHI (the limited partnership created with HOT Mobile pursuant to the network sharing agreement) according to the OPEX-CAPEX mechanism; see also Note 9 to the consolidated financial statements.

5A.1i  Significant regulatory developments

For information regarding developments which have had and may have a significant impact on our operating results, see "Item 3D.1 RISKS RELATING TO THE REGULATION OF OUR INDUSTRY" and "Item 4B.13 Regulation".

5A.1j  Revenues

We derive revenues from both rendering services and selling equipment.

Our principal source of revenues is from the sale of cellular network services to subscribers, primarily network airtime and internet browsing fees, and content and data fees (including SMS) as well as interconnect fees from other operators, fees for roaming, services, fees for extended handset warranty and fees from other operators (virtual and network) for rights to use our network to provide services to their customers.

The fixed-line business segment derives revenues from a variety of services provided over fixed-line networks including transmission services, international long distance services, PRI lines, VoB telephony services, SIP trunks for business sector customers, ISP services (including infrastructure and access services), value-added services and advanced business solutions for business customers.

Equipment revenues are derived from the sale and leasing of a variety of communications and digital audio-visual equipment including cellular handsets, tablets, laptops, datacards and modems, car kits, accessories, spare parts, televisions, digital cameras, game consoles, earphones, landline phones, routers, servers, smartboxes and other fixed-line service equipment. See also "Item 4B.6 SERVICES AND PRODUCTS".

We recognize revenues from network and other services at the time we provide the service to the subscriber. We recognize revenues from equipment sales only upon delivery and the transfer of ownership to the subscriber.

5A.1k Cost of Revenues

The principal components of our cost of revenues are:

●	Transmission, communication and content providers

●	Cost of equipment and accessories

●	Depreciation and amortization (including impairment)

●	Wages, employee benefits expenses and car maintenance

●	Operating lease, rent and overhead expenses

●	Network and cable maintenance

●	Costs of handling, replacing or repairing equipment

●	Internet infrastructure and service providers ("ISPs")

●	Car kit installation, IT support, and general operating expenses

●	Amortization of rights of use (including impairment)

5A.1l  Selling and Marketing Expenses

The principal components of our selling and marketing expenses are:

●	Wages, employee benefits expenses and car maintenance

●	Selling commissions, net

●	Advertising and marketing

●	Depreciation and amortization (including impairment)

●	Operating lease, rent and overhead expenses

5A.1m                      General and Administrative Expenses

The principal components of our general and administrative expenses are:

●	Wages, employee benefits expenses and car maintenance

●	Bad debts and allowance for doubtful accounts

●	Professional fees

●	Credit card and other commissions

●	Depreciation

5A.1n Income with Respect to the Settlement Agreement with Orange

Income with respect to the Settlement Agreement with Orange consists of recognized payments received by Partner thereunder (see Item "5A.1c Settlement Agreement with Orange Brand Services Ltd."). The recognition of such payments will terminate after the second quarter of 2017.

5A.1o Other Income, Net

The principal components of our other income, net, are:

●	Unwinding of trade receivables

●	Capital gain from sale of property and equipment

5A.1p Finance Costs, Net

The principal component of our finance expenses is:

●	Interest expenses

The principal components of our finance income are:

●	Net foreign exchange rate gains

●	CPI linkage income

●	Interest income from cash equivalents

●	Fair value gain from derivative financials instruments, net

5A.1q Key Cellular Business Indicators (Operating Data)

Our primary key cellular business indicators are described below. These indicators are widely used in the cellular telephone service industry to evaluate performance.

●	Number of subscribers

●	Average monthly revenue per subscriber (ARPU)

●	Churn rate

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

(3)	Assessing the recoverable amount for impairment tests of assets with finite useful lives

The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. If indicators for impairment are identified the Group estimates the assets' recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. The value-in-use calculations require management to make estimates of the projected future cash flows. Determining the estimates of the future cash flows is based on management past experience and best estimate for the economic conditions that will exist over the remaining useful economic life of the Cash Generating Unit ("CGU"). See also Note 2(i) to the consolidated financial statements.

No indicators for an impairment or reversal of impairment of assets with finite useful lives were indicated in 2016.

In the fourth quarter of 2015, the Group decided to cease using the "012 Smile" trade name in 2017. This change in business induced the Group to determine that an indicator of impairment exists for the fixed-line segment. See Note 13(2) to the consolidated financial statements.

An Impairment test in the fourth quarter of 2015 for the VOB/ISP CGU of the fixed line segment resulted in an impairment charge to certain assets in a total amount of NIS 98 million, based on the key assumptions described in Note 13(2) to the consolidated financial statements. The recoverable amount of the VOB/ISP CGU assets as of December 31, 2015 was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations, which was NIS 250 million. The value in use calculations use pre-tax cash flow projections covering a five-year period and using extrapolation with specific adjustments expected until 2027, which is the economic life of the main asset of the CGU: the deferred expenses – Right of Use, and a pre-tax discount rate of 12.9%. The value-in-use calculations included all factors in real terms. The value-in-use of the assets of the CGU was estimated to exceed the fair value less costs to sale.

The impairment test in the fourth quarter of 2015 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors' behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods.

As a result of the decision in 2015 to cease the usage of the "012 Smile" trade name the Group revised its expected useful life to end in 2017 as a change in accounting estimate. As a result the amortization expenses of the trade name increased in 2015 by NIS 1 million, and are expected to increase in 2016 and 2017 by approximately NIS 16 million and NIS 6 million respectively.

Further increase in the level of competition that will continue to push downward prices may require the Group to perform further impairment tests of assets. Such impairment tests may lead to recording significant impairment charges, which could have a material negative impact on the Group's operating and net profit.

(4)	Assessing the recoverable amount of goodwill for impairment tests

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. The recoverable amount of the fixed line segment to which goodwill has been allocated to have been determined based on value-in-use calculations. For the purpose of the goodwill impairment tests as of December 31, 2014, 2015 and 2016 the recoverable amount was assessed by management with the assistance of an external independent expert (2014, 2015: "Giza Singer Even. Ltd", 2016: "BDO Ziv Haft Consulting & Management Ltd.") based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rate represents the long-term average growth rate of the fixed-line communications services business.

The key assumptions used in the December, 31, 2016 test were as follows:

Terminal growth rate	0.5%
After-tax discount rate	9.8%
Pre-tax discount rate	11.9%

The impairment test as of December 31, 2016 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors' behavior in response to the economic environment may affect the estimate of recoverable amounts. See also Note 13 and Note 2(h) to the consolidated financial statements. No impairment charges were recognized in with respect to goodwill in 2014, 2015 and 2016.

Sensitivity Analysis:

The headroom of the fixed line segment recoverable amount over the carrying amount as of December 31, 2014, 2015 and 2016 was approximately 15%, 9% and 23% respectively. Sensitivity analysis was performed for the recoverable amount as of December 31, 2016 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 9.8% (8.8% to 10.8%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable 0.5% (minus 0.5% to 1.5%), assuming all other variables constant. Results showed that no impairment charge is required for both analyses.

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

5A.1r - ii                           Critical judgments in applying the Company's accounting policies

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

(3)	Accounting treatment for the investment in PHI

The Board of Directors of Net 4 P.H.I Ltd., consists of three directors nominated by the Company, three directors nominated by Hot Mobile and one independent director who will act as a chairman. Net 4 P.H.I Ltd. controls PHI. This governance provides that the Company does not control PHI nor does it have joint control over it, and the Company accounts for its investment in PHI according to the equity method, see also Note 2(c)(2) and Note 9 to the consolidated financial statements.

5A.2               RESULTS OF CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2016 COMPARED TO THE YEAR ENDED DECEMBER 31, 2015

	New Israeli Shekels
	Year ended December 31, 2016
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue – Services	2,080	672		2,752
Inter-segment revenue – Services	19	194	(213)
Segment revenue – Equipment	729	63		792
Total revenues	2,828	929	(213)	3,544

Segment cost of revenues – Services	1,659	617		2,276
Inter-segment cost of revenues - Services	192	21	(213)
Segment cost of revenues – Equipment	596	52		648
Cost of revenues	2,447	690	(213)	2,924
Gross profit	381	239		620

Operating expenses (1)	571	118		689
Income with respect to settlement
agreement with Orange	217			217
Other income, net	41	4		45
Operating profit	68	125		193
Adjustments to presentation of Segment Adjusted EBITDA
–Depreciation and amortization	447	148		595
–Other (2)	47	(1)		46
Segment Adjusted EBITDA (3)	562	272		834
Reconciliation of profit for the year to Adjusted EBITDA
Profit for the year				52
Depreciation and amortization				595
Finance costs, net				105
Income tax expenses				36
Other (2)				46
Adjusted EBITDA (3)				834

	New Israeli Shekels
	Year ended December 31, 2015
	In millions
	Cellular segment	Fixed-line segment		Elimination	Consolidated
Segment revenue – Services	2,275	717			2,992
Inter-segment revenue – Services	22	189		(211)
Segment revenue – Equipment	1,051	68			1,119
Total revenues	3,348	974		(211)	4,111

Segment cost of revenues – Services	1,856	736(	*)		2,592
Inter-segment cost of revenues – Services	187	24		(211)
Segment cost of revenues – Equipment	832	48			880
Cost of revenues	2,875	808		(211)	3,472
Gross profit	473	166			639

Operating expenses (1)	506	134(	*)		640
Income with respect to settlement agreement with Orange	61				61
Other income, net	44	3			47
Operating profit	72	35			107
Adjustments to presentation of Segment Adjusted EBITDA
–Depreciation and amortization (including impairment charges)	510	243			753
–Other (2)	15	1			16
Segment Adjusted EBITDA (3)	597	279			876
Reconciliation of loss for the year to Adjusted EBITDA
Loss for the year					(40)
Depreciation and amortization (including impairment charges)					753
Finance costs, net					143
Income tax expenses					4
Other (2)					16
Adjusted EBITDA (3)					876

(*) Includes impairment charges in the fixed-line segment, see Note 13 to our consolidated financial statements.

(1) Operating expenses include selling and marketing expenses and general and administrative expenses.

(2) Mainly amortization of employee share based compensation.

(3) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges; it is fully comparable to EBITDA information which has been previously provided for prior periods.

Total revenues. In 2016, total revenues were NIS 3,544 million (US$ 922 million), a decrease of 14% from NIS 4,111 million in 2015.

Revenues from services. Service revenues in 2016 totaled NIS 2,752 million (US$ 716 million), a decrease of 8% from NIS 2,992 million in 2015.

Revenues from equipment. Equipment revenues in 2016 totaled NIS 792 million (US$ 206 million), a decrease of 29% from NIS 1,119 million in 2015, largely reflecting a decrease in the volume of equipment sales.  This decrease was mainly related to the tightening of the Company's customer credit policy, whereby stricter requirements were imposed for customers to be accepted for long term financing plans under which the customer pays for the equipment through monthly payments (generally over 12 to 36 months).

Gross profit from service revenues. The gross profit from service revenues in 2016 was NIS 476 million (US$ 124 million), compared with NIS 400 million in 2015, an increase of 19%. The trend in gross profit from service revenues was positively affected by expenses of NIS 88 million recorded in 2015 due to the impairment charge on the right of use on international fiber optic cables (NIS 76 million), on computers and information systems (NIS 7 million) and on the communication network (NIS 5 million). Compared with gross profit from service revenues excluding the impact of these impairment charges in 2015, gross profit from service revenues in 2016 decreased by 2%, largely reflecting the decrease in service revenues, partially offset by the decrease in the cost of service revenues. See also Note 22 to our consolidated financial statements.

Gross profit from equipment sales. Gross profit from equipment sales in 2016 was NIS 144 million (US$ 37 million), compared with NIS 239 million in 2015, a decrease of 40%, mainly reflecting both the decrease in the volume of equipment sales, as described above, and lower profit margins from sales which resulted largely from the tightening of the Company's customer credit policy (since profit margins are higher for sales with long term financing plans), as well as a change in product mix towards products with lower profit margins. See also "Item 5D.2 Outlook".

Selling, marketing, general and administrative expenses. Selling, marketing, general and administrative expenses totaled NIS 689 million (US$ 179 million) in 2016, an increase of 8% from 2015. Selling, marketing, general and administrative expenses for 2015 included expenses in the amount of NIS 10 million that were recorded following the impairment charge on customer relationships (NIS 8 million) and on the trade name (NIS 2 million). Compared with selling, marketing, general and administrative expenses excluding the impact of these impairment charges in 2015, selling, marketing, general and administrative expenses increased by 9%.  This increase mainly reflected an increase in advertising and marketing expenses related, in part, due to the marketing activities related to the rebranding of the Company, and an increase in bad debts and allowance for doubtful accounts expenses which was mainly related to historical transactions. See also Note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses amounted to NIS 2,324 million (US$ 604 million) in 2016, a decrease of 6% or NIS 139 million from 2015. Total operating expenses ("Opex") (not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies) includes cost of service revenues (NIS 2,276 million in 2016) and selling, marketing, general and administrative expenses (NIS 689 million in 2016), and excludes depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation) (NIS 641 million in 2016).

Including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses in 2016 decreased by 8% compared with 2015. See also Note 22 to our consolidated financial statements.

Income with respect to settlement with Orange. In 2016, the Company recorded income with respect to the settlement agreement of the Orange brand agreement in an amount of NIS 217 million (US$ 56 million) compared with NIS 61 million recorded in 2015.  As set forth in the settlement agreement, the advance payments received from Orange will continued to be recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses to be incurred over this period.  See also "Item 5A.1c Settlement Agreement with Orange Brand Services Ltd.","5D.2 Outlook"  and Note 18 to our consolidated financial statements.

Other income, net. Other income, net, totaled NIS 45 million (US$ 12 million) in 2016, compared to NIS 47 million in 2015, a decrease of 4%, mainly reflecting a decrease in income from the unwinding of trade receivables. See also Note 23 to our consolidated financial statements.

Operating profit. Reported operating profit for 2016 was NIS 193 million (US$ 50 million), an increase of 80% compared with reported operating profit of NIS 107 million in 2015. Compared with operating profit for 2015 before the impairment charges described above (NIS 98 million), operating profit decreased by 6%.

Finance costs, net. Finance costs, net in 2016 were NIS 105 million (US$ 27 million), a decrease of 27% compared with NIS 143 million in 2015. The decrease reflected lower interest payment expenses due to the lower average level of debt, as well as gains from foreign exchange movements in 2016 compared with losses from foreign exchange in 2015 and lower early debt repayment expenses.  This decrease in finance costs was partially offset by higher linkage expenses due to the higher CPI level. See also "Item 5B Liquidity and Capital Resources."

Profit (loss) before income tax. Profit before income taxes for 2016 was NIS 88 million (US$ 23 million), compared with loss before income tax of NIS 36 million in 2015.  Compared with profit before income tax in 2015 excluding the impact of the impairment charges described above (NIS 98 million), profit before income tax in 2016 increased by 42%, reflecting principally the decrease in finance costs, net which more than offset the decrease in operating profit excluding impairment charges.

Income taxes on profit. Income taxes on profit for 2016 were NIS 36 million (US$ 9 million), compared to income taxes on loss of NIS 4 million in 2015.

In January 2016, the Law for the Amendment of the Income Tax Ordinance (No. 216) was published, enacting a reduction of corporate tax rate, from 26.5% to 25%, for the year 2016 and thereafter. In addition, in December 2016, the Economic Efficiency Law (Legislative Amendments for Implementing the Economic Policy for the 2017 and 2018 Budget Year), 2016 was published, enacting that the corporate tax rate will be 24% in 2017 and 23% in 2018 and thereafter.  These reductions of the corporate tax rate resulted in a reduction of NIS 7 million in the Group's deferred tax assets in 2016, which was recognized as an income tax expense.

The Company's effective tax rate is expected to continue to be higher than the corporate tax rate mainly due to nondeductible expenses. See also Note 25 to our consolidated financial statements.

Profit (Loss). Reported profit in 2016 was NIS 52 million (US$ 14 million), compared with loss of NIS 40 million in 2015. Compared with profit in 2015 before impairment charges (NIS 72 million after income tax), profit in 2016 increased by 62%. Based on the weighted average number of shares outstanding during 2016, basic earnings per share or ADS was NIS 0.33 (US$ 0.09), compared to basic loss per share of NIS 0.26 in 2015.

For information regarding potential downward impacts on profits in 2017, see "Item 5D.2 Outlook."

Adjusted EBITDA. Adjusted EBITDA in 2016 totaled NIS 834 million (US$ 217 million), a decrease of 5% from NIS 876 million in 2015. As a percentage of total revenues, Adjusted EBITDA in 2016 was 24%, compared with 21% in 2015.

5A.2a Cellular Services Segment

The impairment charge on fixed-line assets in 2015 did not have any impact on the results for the cellular services segment.

Total revenues. Total revenues for the cellular segment in 2016 were NIS 2,828 million (US$ 735 million), a decrease of 16% from NIS 3,348 million in 2015.

Revenues from services. Service revenues for the cellular segment in 2016 totaled NIS 2,099 million (US$ 546 million), a decrease of 9% from NIS 2,297 million in 2015. The decrease was mainly a result of the continued downward pressures on the prices of post-paid and pre-paid cellular services as a result of the continued competition in the cellular market.  As an illustration of the level of competition in the cellular market, approximately 2.3 million cellular subscribers are estimated to have switched operators within the Israeli market (with number porting) in 2016, only slightly fewer than the estimated 2.5 million switchers in 2014 and 2015.

Significant price erosion continued to be caused by the amount of cellular subscribers who moved between different rateplans or airtime packages (generally to obtain a lower monthly fee) within the Company.

In addition, cellular segment service revenues were negatively affected by a decrease in revenues from wholesale services provided to other operators hosted on the Company's network, and in particular as a result of the termination of the Right of Use Agreement with HOT Mobile from the second quarter of 2016, as a result of which revenues recorded related to the Right of Use Agreement decreased from approximately NIS 120 million in 2015 to approximately NIS 51 million in 2016. See "Item 5A.1e Right of Use Agreement with HOT Mobile".  This decrease was partially offset by the amortization to revenues of the Lump Sum payment from HOT Mobile under the Network Sharing Agreement in an amount of approximately NIS 23 million (US$ 6 million) in 2016.

Pre-paid cellular subscribers contributed service revenues in a total amount of approximately NIS 180 million (US$ 47 million) in 2016, a decrease of 22% from approximately NIS 230 million in 2015, as a result of the price erosion in pre-paid services and the decrease in the number of pre-paid subscribers, which was largely attributed to pre-paid subscribers moving to post-paid subscriber packages due to the significant price declines (and hence increased attractiveness) for these products.

Revenues from equipment. Revenues from equipment sales for the cellular segment in 2016 totaled NIS 729 million (US$ 190 million), a decrease of 31% from NIS 1,051 million in 2015, reflecting a decrease in the volume of sales, mainly related to the tightening of the Company's customer credit policy, whereby stricter requirements were imposed for customers to be accepted for long term financing plans, whereby the customer pays for the equipment through monthly payments (generally over 12 to 36 months).

Gross profit from equipment sales. The gross profit from equipment sales for the cellular segment in 2016 was NIS 133 million (US$ 34 million), compared with NIS 219 million in 2015, a decrease of 39%. This decrease reflected both the decrease in the volume of equipment sales, as described above, and lower profit margins from sales which was also a result of the tightening of the Company's customer credit policy (since profit margins are higher for sales with long term financing plans), as well as a change in product mix towards products with lower profit margins. See also "Item 5D.2 Outlook".

Cost of service revenues. The cost of service revenues for the cellular segment (excluding inter-segment costs) decreased by 11% from NIS 1,856 million in 2015 to NIS 1,659 million (US$ 431 million) in 2016, mainly reflecting decreases in cellular network and cable maintenance expenses, in part related to the implementation of the cost sharing mechanism under the Network Sharing Agreement with HOT Mobile, and decreases in expenses related to lower payments to transmission, communication and content providers.

Selling, marketing, general and administration expenses. Selling, marketing, general and administration expenses for the cellular segment in 2016 amounted to NIS 571 million (US$ 149 million), an increase of 13% from NIS 506 million in 2015. The increase mainly reflected an increase in advertising and marketing expenses related, in part, to the marketing activities connected to the rebranding of the Company, and an increase in bad debts and allowances for doubtful accounts expenses which was mainly related to historical transactions. See also Note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses for the cellular segment totaled NIS 1,928 million (US$ 501 million) in 2016, a decrease of 5% or NIS 96 million from 2015. See also Note 22 to our consolidated financial statements. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses decreased by 5%.

Income with respect to settlement with Orange. In 2016, the Company recorded income with respect to the settlement agreement of the Orange brand agreement in an amount of NIS 217 million (US$ 56 million) compared with NIS 61 million recorded in 2015.  As set forth in the settlement agreement, the advance payments received from Orange will continued to be recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses to be incurred over this period. See also Item 5A.1c Settlement Agreement with Orange Brand Services Ltd." above and Note 18 to our consolidated financial statements.

Operating profit. Overall, operating profit for the cellular segment in 2016 was NIS 68 million (US$ 18 million), a decrease of 6% or NIS 4 million compared with NIS 72 million in 2015, reflecting the impact of the decreases in service revenues and gross profits from cellular segment equipment sales, which were partially offset by the reduction in total operating expenses and the increase in income with respect to settlement with Orange.

Adjusted EBITDA. Adjusted EBITDA for the cellular segment was NIS 562 million (US$ 146 million) in 2016, decreasing by 6% from NIS 597 million in 2015, for the same reasons as the decrease in operating profit. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2016 was 20%, compared with 18% in 2015.

5A.2b  Fixed-Line Services Segment

Total revenues. Total revenues in 2016 for the fixed-line segment were NIS 929 million (US$ 242 million), a decrease of 5% compared with NIS 974 million in 2015.

Revenues from services. Service revenues for the fixed-line segment totaled NIS 866 million (US$ 225 million) in 2016, a decrease of 4% compared with NIS 906 million in 2015. The decrease mainly reflected a decrease in revenues from international calls  (including in the market for wholesale international traffic) as well as decreases in revenues from other fixed line services including local lines and ISP services. Our subscriber market share in the ISP segment continues to be eroded as a result of the strong competition in the market from both existing and new service providers.

Revenues from equipment. Revenues from equipment sales for the fixed-line segment in 2016 totaled NIS 63 million (US$ 17 million), a decrease of 7% compared with NIS 68 million in 2015. The decrease mainly reflected a decrease in the sale of non-core fixed line equipment, including tablets, televisions, streamers and other audio visual devices, which was partially offset by an increase in fixed line equipment for business customers including sales of advanced business solutions.

Gross profit from equipment sales. The gross profit from equipment sales for the fixed-line segment in 2016 was NIS 11 million (US$ 3 million), compared with NIS 20 million in 2015, a decrease of 45%,  mainly reflecting the decrease in the sale of non-core fixed line equipment, as described above.

Cost of service revenues. The cost of service revenues (excluding inter-segment costs) for the fixed-line segment decreased by 16% from NIS 736 million in 2015 to NIS 617 million (US$ 160 million) in 2016. The cost of service revenues in 2015 was negatively affected by expenses in the amount of NIS 88 million that were recorded following the impairment charge on the right of use on international fiber optic cables (NIS 76 million), on computers and information systems (NIS 7 million) and on the communication network (NIS 5 million). Compared with the cost of service revenues in 2015, excluding the impact of the impairment charges taken for that year, the cost of service revenues in 2016 decreased by 5%, reflecting decreases in transmission and communication provider expenses, salaries and related expenses, and in depreciation expenses, partially offset by increases in expenses related to payments to internet infrastructure and service providers. See also Note 22 to our consolidated financial statements.

Selling, marketing, general and administration expenses. Selling, marketing, general and administration expenses for the fixed-line segment in 2016 amounted to NIS 118 million (US$ 31 million), a decrease of 12% from NIS 134 million in 2015. Selling, marketing, general and administration expenses for 2015 included expenses in the amount of NIS 10 million that were recorded following the impairment charge on customer relationships (NIS 8 million) and on the trade name (NIS 2 million). Compared with selling, marketing, general and administration expenses excluding the impact of these impairment charges in 2015, the decrease in selling, marketing, general and administration expenses in 2016 was 5%. See also Note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses for the fixed-line segment totaled NIS 609 million (US$ 158 million) in 2016, a decrease of 6% or NIS 41 million from 2015. See also Note 22 to our consolidated financial statements. Including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses decreased by 15%.

Operating profit. Operating profit for the fixed-line segment was NIS 125 million (US$ 33 million) in 2016, an increase of 257% compared to NIS 35 million in 2015. Operating profit for 2015 included impairment charges, as described above, in the amount of NIS 98 million. Compared with operating profit excluding the impairment charges in 2015, operating profit in 2016 decreased by 6%, mainly reflecting the impact of the decreases in service revenues and in gross profit from equipment sales, partially offset by the reduction in total operating expenses, as explained above.

Adjusted EBITDA. Adjusted EBITDA for the fixed-line segment decreased by 3% from NIS 279 million in 2015 to NIS 272 million (US$ 71 million) in 2016, for the same reasons as the decrease in operating profit. As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed-line segment in 2016 was 29%, unchanged from 2015.

5A.3               RESULTS OF CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2015, COMPARED TO THE YEAR ENDED DECEMBER 31, 2014

	New Israeli Shekels
	Year ended December 31, 2014
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue – Services	2,592	816		3,408
Inter-segment revenue – Services	26	188	(214)
Segment revenue – Equipment	938	54		992
Total revenues	3,556	1,058	(214)	4,400

Segment cost of revenues – Services	1,963	692		2,655
Inter-segment cost of revenues – Services	185	29	(214)
Segment cost of revenues – Equipment	727	37		764
Cost of revenues	2,875	758	(214)	3,419
Gross profit	681	300		981

Operating expenses (1)	509	122		631
Other income, net	49	1		50
Operating profit	221	179		400
Adjustments to presentation of Segment Adjusted EBITDA
–Depreciation and amortization	534	155		689
–Other (2)	7	*		7
Segment Adjusted EBITDA (3)	762	334		1,096
Reconciliation of profit for the year to Adjusted EBITDA
Profit for the year				162
Depreciation and amortization				689
Finance costs, net				159
Income tax expenses				79
Other (2)				7
Adjusted EBITDA (3)				1,096

* Representing an amount of less than 1 million.

(1) Operating expenses include selling and marketing expenses and general and administrative expenses.

(2) Mainly amortization of employee share based compensation.

(3) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges; it is fully comparable to EBITDA information which has been previously provided for prior periods.

Total revenues. In 2015, total revenues were NIS 4,111 million, a decrease of 7% from NIS 4,400 million in 2014.

Revenues from services. Service revenues in 2015 totaled NIS 2,992 million, a decrease of 12% from NIS 3,408 million in 2014.

Revenues from equipment. Equipment revenues in 2015 totaled NIS 1,119 million, an increase of 13% from NIS 992 million in 2014. The increase largely reflected higher average prices per device sold due to a change in product mix. (See also the comment regarding gross profit from equipment sales below).

Gross profit from service revenues. The gross profit from service revenues in 2015 was NIS 400 million, compared with NIS 753 million in 2014, a decrease of 47%. Gross profit from service revenues was negatively affected by expenses in the amount of NIS 88 million that were recorded following the impairment charge on the rights of use on international fiber optic cables, on computers and information systems (NIS 7 million) and on the communication network (NIS 5 million). Excluding the impact of these impairment charges, gross profit from service revenues was NIS 488 million in 2015, a decrease of 35% compared with 2014, largely reflecting the decrease in service revenues, partially offset by the decrease in the cost of service revenues. See also Note 22 to our consolidated financial statements.

Gross profit from equipment sales. Gross profit from equipment sales in 2015 was NIS 239 million, compared with NIS 228 million in 2014, an increase of 5%, mainly reflecting a change in product mix, with the Company devoting greater attention in 2015 on products with higher profit margins.

Selling, marketing, general and administrative expenses. Selling, marketing, general and administrative expenses totaled NIS 640 million in 2015, an increase of 1% from 2014. Selling, marketing, general and administrative expenses included expenses in the amount of NIS 10 million that were recorded following the impairment charge on customer relationships (NIS 8 million) and on the trade name (NIS 2 million). Excluding the impact of these impairment charges, selling, marketing, general and administration expenses were NIS 630 million in 2015, no significant change compared to NIS 631 million in 2014.  Within the total, increases in salaries and related workforce expenses and bad debts and allowance for doubtful accounts expenses were offset by decreases in advertising and marketing expenses, in selling commissions, net, and in other expenses. See also Note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses including cost of service revenues (NIS 2,592 million in 2015) and selling, marketing, general and administrative expenses (NIS 640 million in 2015), and excluding depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation) (NIS 769 million in 2015); this measure is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies) totaled NIS 2,463 million in 2015, a decrease of 5% or NIS 127 million from 2014, largely a result of a decrease in expenses related to payments to transmission, communication and content providers and the impact of efficiency measures, including the reduction in the Company workforce by approximately 15% on an average basis (average of workforce at beginning and end of year). This included the impact of a retirement plan during 2015, as a result of which the Company recorded onetime expenses of approximately NIS 35 million in the third quarter of 2015, which were partially offset by a resulting reduction in salaries and related expenses in 2015.

Including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses in 2015 decreased by 2% compared with 2014. See also Note 22 to our consolidated financial statements.

Income with respect to settlement with Orange. In 2015, the Company recorded income with respect to the settlement agreement of the Orange brand agreement in an amount of NIS 61 million. See also Item 5A.1c Settlement Agreement with Orange Brand Services Ltd." above and Note 18 to our consolidated financial statements.

Other income, net. Other income, net, totaled NIS 47 million in 2015, compared to NIS 50 million in 2014, a decrease of 6%, mainly reflecting a decrease in income  from the unwinding of trade receivables. See also Note 23 to our consolidated financial statements.

Operating profit. Reported operating profit for 2015 was NIS 107 million, a decrease of 73% compared with operating profit of NIS 400 million in 2014.  Operating profit for 2015 before the total impact of the impairment charges described above in the amount of NIS 98 million, was NIS 205 million, a decrease of 49% compared with operating profit of NIS 400 million in 2014.

Finance costs, net. Finance costs, net in 2015 were NIS 143 million, a decrease of 10% compared with NIS 159 million in 2014. The decrease was mainly due to lower losses from foreign exchange movements in 2015 compared with foreign exchange gains in 2014. See also "Item 5B Liquidity and Capital Resources."

Profit (loss) before income tax. Loss before income taxes for 2015 was NIS 36 million, compared with profit before income tax of NIS 241 million in 2014.  Before the total impact of the impairment charges described above in the amount of NIS 98 million, profit before income tax was NIS 62 million in 2015, a decrease of 74% from 2014.

Income taxes on profit. Income taxes on loss for 2015 were NIS 4 million, compared to NIS 79 million in 2014.

Profit (Loss). Reported loss in 2015 was NIS 40 million, a decrease of NIS 202 million compared with profit of NIS 162 million in 2014. Profit before the impact of the impairment in the amount of NIS 72 million (after income tax), was NIS 32 million in 2015, a decrease of 80% from NIS 162 million in 2014. Based on the weighted average number of shares outstanding during 2015, basic loss per share or ADS, was NIS 0.26, compared to basic earnings per share of NIS 1.04 in 2014.

Adjusted EBITDA. Adjusted EBITDA in 2015 totaled NIS 876 million, a decrease of 20% from NIS 1,096 million in 2014. As a percentage of total revenues, Adjusted EBITDA in 2015 was 21%, compared with 25% in 2014.

5A.3a Cellular Services Segment

The impairment charge on fixed-line assets in 2015 did not have any impact on the results for the cellular services segment.

Total revenues. Total revenues for the cellular segment in 2015 were NIS 3,348 million, a decrease of 6% from NIS 3,556 million in 2014.

Revenues from services. Service revenues for the cellular segment in 2015 totaled NIS 2,297 million, a decrease of 12% from NIS 2,618 million in 2014. The decrease was mainly a result of the continued downward pressures on the prices of post-paid and pre-paid cellular services as a result of the continuing competition in the cellular market. As an illustration of the level of competition in the cellular market, approximately 2.5 million cellular subscribers switched operators within the Israeli market (with number porting) in 2015, largely unchanged from the number of switchers in 2014, compared with approximately 1.8 million in 2013.

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

The decrease in service revenues from our subscribers was partially offset by an increase in revenues from wholesale services provided to other operators hosted on the Company's network, particularly as a result of the Right of Use agreement with Hot Mobile. See Item 5A.1e Right of Use Agreement with HOT Mobile."

Pre-paid cellular subscribers contributed service revenues in a total amount of approximately NIS 230 million in 2015, a decrease of 23% from approximately NIS 300 million in 2014, as a result of the price erosion in pre-paid services and the decrease in the number of pre-paid subscribers, which was largely attributed to pre-paid subscribers moving to post-paid subscriber packages as a result of the significant price erosion (and hence increasing attractiveness) in these products.

Revenues from equipment. Revenues from equipment sales for the cellular segment (including cellular handsets, WI-FI-only tablets, 3G/LTE tablets, laptops, datacards and modems, related equipment, car kits and accessories, and digital audio visual equipment) in 2015 totaled NIS 1,051 million, increasing by 12% from NIS 938 million in 2014. The increase largely reflected higher average prices per device sold due to a change in product mix (see also the comment regarding gross profit from equipment sales below). As in 2014, a significant majority of sales of equipment in 2015 were offered together with long term financing plans, whereby the customer pays for the equipment through monthly payments (generally over 12 to 36 months).

Gross profit from equipment sales. The gross profit from equipment sales for the cellular segment in 2015 was NIS 219 million, compared with NIS 211 million in 2014, an increase of 4%, mainly reflecting a change in product mix, with the Company devoting greater attention in 2015 on products with higher profit margins, as explained above.

Cost of service revenues. The cost of service revenues for the cellular segment (excluding inter-segment costs) decreased by 5% from NIS 1,963 million in 2014 to NIS 1,856 million in 2015. This decrease largely reflected decreases in expenses related to payments to communication and content providers  and salaries and related expenses, partially offset by increases in network and cable maintenance expenses. See also Note 22 to our consolidated financial statements.

Selling, marketing, general and administration expenses Selling, marketing, general and administration expenses for the cellular segment in 2015 amounted to NIS 506 million, a decrease of 1% from NIS 509 million in 2014. The decrease mainly reflected decreases in advertising and marketing expenses and in selling commissions, net, partially offset by increases in bad debts and allowance for doubtful accounts expenses and in salaries and related expenses. See also Note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses for the cellular segment totaled NIS 2,024 million in 2015, a decrease of 4% or NIS 92 million from 2014. See also Note 22 to our consolidated financial statements. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses also decreased by 4%.

Operating profit. Overall, operating profit for the cellular segment in 2015 was NIS 72 million, decreasing by 67% compared with NIS 221 million in 2014, largely reflecting the impact of the decrease in service revenues, partially offset by the reduction of total operating expenses and the increase in gross profits from equipment sales, as described above.

Adjusted EBITDA. Adjusted EBITDA for the cellular segment was NIS 597 million in 2015, decreasing by 22% from NIS 762 million in 2014, for the same reasons as the decrease in operating profit. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2015 was 18%, compared with 21% in 2014.

5A.3b Fixed-Line Services Segment

Total revenues. Total revenues in 2015 for the fixed-line segment were NIS 974 million, a decrease of 8% compared with NIS 1,058 million in 2014.

Revenues from services. Service revenues for the fixed-line segment totaled NIS 906 million  in 2015, a decrease of 10% compared with NIS 1,004 million in 2014. The decrease mainly reflected lower revenues from international calls and from local lines and ISP services. Our market share in the ISP segment continues to be eroded as a result of the strong competition in the market from both existing and new service providers.

Revenues from equipment. Revenues from equipment sales for the fixed-line segment in 2015 totaled NIS 68 million, an increase of 26% compared with NIS 54 million in 2014. The increase mainly reflected an increase in the sale of non-core fixed line equipment, including tablets, televisions, streamers and other audio visual devices, as well as in fixed line equipment for business customers.

Gross profit from equipment sales. The gross profit from equipment sales for the fixed-line segment in 2015 was NIS 20 million, compared with NIS 17 million in 2014, an increase of 18%,  reflecting the increase in sales, as described above.

Cost of service revenues. The cost of service revenues (excluding inter-segment costs) for the fixed-line segment increased by 6% from NIS 692 million in 2014, to NIS 736 million in 2015. The cost of service revenues was negatively affected by expenses in the amount of NIS 88 million that were recorded following the impairment charge on the rights of use on international fiber optic cables (NIS 76 million), on computers and information systems (NIS 7 million) and on the communication network (NIS 5 million). Excluding the impact of these impairment charges, the cost of service revenues was NIS 648 million in 2015, a decrease of 6% compared with 2014, largely reflecting decreases in expenses related to payments to communication providers and in salaries and related expenses, partially offset by increases in expenses related to payments to internet infrastructure and service providers. See also Note 22 to our consolidated financial statements.

Selling, marketing, general and administration expenses. Selling, marketing, general and administration expenses for the fixed-line segment in 2015 amounted to NIS 134 million, an increase of 10% from NIS 122 million in 2014. Selling, marketing, general and administration expenses included expenses in the amount of NIS 10 million that were recorded following the impairment charge on customer relationships (NIS 8 million) and on the trade name (NIS 2 million). Excluding the impact of these impairment charges, selling, marketing, general and administration expenses were NIS 124 million in 2015, a slight increase of 2% from 2014. See also Note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses for the fixed-line segment totaled NIS 650 million in 2015, a decrease of 6% or NIS 38 million from 2014. See also Note 22 to our consolidated financial statements. Including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses increased by 6%.

Operating profit. Operating profit for the fixed-line segment was NIS 35 million in 2015, a decrease of 80% compared to NIS 179 million in 2014. Operating profit for 2015 before the total impact of the impairment charges described above in the amount of NIS 98 million, was NIS 133 million, a decrease of 26% compared with 2014, reflecting the impact of the decrease in service revenues, partially offset by the reduction in total operating expenses and the increase in gross profit from equipment sales, explained above.

Adjusted EBITDA. Adjusted EBITDA for the fixed-line segment decreased by 16% from NIS 334 million in 2014 to NIS 279 million in 2015, for the same reasons as the decrease in operating profit. As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed-line segment in 2015 was 29%, compared with 32% in 2014.

5A.4              SEASONALITY

Our service revenues and profitability show some seasonal trends over the year, resulting mainly from revenues from roaming services which tend to increase during Jewish holiday periods and during the summer months.

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

	Three months ended
NIS in millions	March 31	June 30	Sept. 30	Dec. 31
	(Unaudited)
Service Revenues

2014	876	862	862	808
2015	759	757	760	716
2016	710	692	698	652

5A.5               IMPACT OF EXCHANGE RATE FLUCTUATIONS AND INFLATION

Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, in recent years, approximately one quarter of our operating expenses (excluding depreciation), including a substantial majority of our handset purchases, were linked to non-NIS currencies, mainly the US dollar. These expenses related principally to the acquisition of handsets, where the price paid by us is based mainly on US dollars. In addition, a substantial amount of our capital expenditures (including with respect to our networks) are incurred in, or linked to, non-NIS currencies, mainly the US dollar. See "ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK".

Our Note payable series C and our borrowings in a total principal amount of NIS 621 million as of December 31, 2016, are currently in NIS and are linked to the CPI. If the CPI increases, we may not be permitted to raise our tariffs in a manner that would fully compensate for any increase in our finance expenses. In 2016, the CPI decreased 0.3%, which reduced our finance costs, net, by NIS 2 million, compared to a CPI decrease of 0.9% in 2015, which reduced our finance costs, net, by NIS 9 million. The CPI for each month is published on the 15th day of the following month; references above to the annual change in CPI for a given year is the change from the CPI published on the 15th day of December of the preceding year to the CPI published on the 15th day of December of the relevant year, which for the purposes of this annual report, covers the twelve months beginning January 1 through December 31 of the relevant year.

5B.          Liquidity and Capital Resources

The discussion below first describes our financial indebtedness (Notes payable, long-term borrowings and total financial debt) and capital expenditures, then our dividend payments, and finally our main sources of liquidity.

5B.1               NOTES PAYABLE

The notes payable are unsecured non-convertible and listed for trade on the TASE.

The notes payable have been rated ilA+, on a local scale, by Standard & Poor's Maalot.

Members of our Board of Directors and senior management may have purchased a portion of the various Series Notes through stock exchange transactions.

The table below sets forth the composition and terms of the notes payable issued by the Company and outstanding at December 31, 2016:

	Linkage terms (principal and interest)	Annual interest rate	Interest payment terms	Original issuance date
Notes payable series C	CPI	3.35% CPI adj.	Semi-annual	April 2010
Notes payable series D		'Makam'(*) plus 1.2%	Quarterly	April 2010
Notes payable series E		5.5% fixed	Semi-annual	April 2010

(*) 'Makam' is a variable interest that is based on the yield of 12 month government bonds issued by the government of Israel. The interest is updated on a quarterly basis. The interest rates paid (in annual terms, and including the additional interest of 1.2%) during 2016 are set forth in the table below:

Period	Interest rate
October 1, 2016 to December 30, 2016	1.29%
July 1, 2016 to September 30, 2016	1.29%
March 31, 2016 to June 30, 2016	1.31%
December 31, 2015 to March 30, 2016	1.34%

The table below sets forth the payments of principal to be made on our notes payable at December 31, 2016 (for payments including interest payments, see "Item 5F Aggregate Contractual Obligations"):

	2017	2018	2019	2020 to 2021	Total undiscounted	Less offering expenses and discounts	Total discounted
New Israeli Shekels in millions
Notes payable series C (*)	212	212			424	(1)	423
Notes payable series D	109	109	109	219	546	(3)	543
Notes payable series E	121				121	* *	121
	442	321	109	219	1,091	(4)	1,087

(*) Linked to the CPI as of December 31, 2016.
(**) Representing an amount of less than NIS 1 million.

5B.2    Long-Term Borrowings

The Company has received borrowings from leading Israeli commercial banks and other institutions. The Company may, at its discretion prepay the borrowings, subject to certain conditions, including that the Company shall reimburse the lenders for losses sustained by the lenders as a result of the prepayment. The reimbursement is mainly based on the difference between the interest rate that the Company would otherwise pay and the current market interest rate on the prepayment date.

The Israeli Prime interest rate is determined by the Bank of Israel and updated on a monthly basis. The Israeli Prime interest rate as of December 31, 2015 and 2016 was 1.6%.

Borrowings as of December 31, 2016 are set forth below:

	Linkage terms (principal and interest)	Annual interest rate	Interest payment terms	Original reception date

Borrowing C		5.7% fixed	Annual	June 2010
Borrowing D		5.7% fixed	Annual	June 2010
Borrowing E		Prime minus 0.025%	Quarterly	May 2011
Borrowing F	CPI	3.42% CPI adj.	Quarterly	April 2011
Borrowing G		3.08% fixed	Quarterly	November 2014
Borrowing H		2.93% fixed	Quarterly	November 2014
Borrowing I		3.17% fixed	Quarterly	January 2015
Borrowing J		2.75% fixed	Quarterly	January 2015
Borrowing K		3.71% fixed	Quarterly	March 2015
Borrowing L		4.25% fixed	Semi-annual	March 2015
Borrowing M		3.884% fixed	Quarterly	July 2015
Borrowing N		4.95% fixed	Quarterly	December 2016

The table below sets forth the payments of principal to be made on our borrowings, as of December 31, 2016 (for payments including interest payments see Item "5F Aggregate Contractual Obligations"):

	2017	2018	2019	2020 to 2021	2022 to 2023	Total

Borrowing C		25	25	25		75
Borrowing D		25	25	25		75
Borrowing E			152			152
Borrowing F (*)			197			197
Borrowing G		20	20	40	20	100
Borrowing H		20	20	40	20	100
Borrowing I		30	40	50		120
Borrowing J	15	15	15	17		62
Borrowing K		23	30	23		76
Borrowing L		33	33	67	67	200
Borrowing M	17	33	33	67	50	200
Borrowing N	25	25	67	133		250
	57	249	657	487	157	1,607

(*) Linked to the CPI as of December 31, 2016

Buy-back of Notes payable by the Company during 2016:

Following the Board of Directors' resolution in October 2015, to approve a notes buy-back plan of the Company's series B, C and E notes, which are traded on the Tel Aviv Stock Exchange, the repurchases of the following notes were executed (these notes are considered legally extinguished):

Notes payable Series B
In March 2016, the Company repurchased approximately NIS 43 million par value of notes payable series B, at an average transaction price of approximately 1.104 NIS par value. The total amount paid was approximately NIS 48 million.

Notes payable Series E
In March 2016, the Company repurchased approximately NIS 131 million par value of notes payable series E, at an average transaction price of approximately 1.073 NIS par value. The total amount paid was approximately NIS 141 million.

Notes payable Series C
In April 2016, the Company repurchased approximately NIS 54 million par value of notes payable series C, at an average transaction price of approximately 1.136 NIS par value. The total amount paid was approximately NIS 61.5 million.

The buy-back costs of the aforementioned repurchases were recorded in finance expenses in an amount of NIS 12 million.

New borrowings made during 2016:

Borrowing N: On December 28, 2016, the Company received a long-term loan from a group of institutional corporations in the principal amount of NIS 250 million. The Loan will bear unlinked interest at the rate of 4.95% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2017.

Off balance sheet deferred loan commitments in favor of the Company:

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

All of the off-balance sheet deferred loan commitments include provisions which allow the lenders to not provide the loans should any of the events of default defined for our existing loans occur prior to the date for providing the deferred loans. These events of default include a material adverse change in the Company's business and non-compliance with the financial covenants set forth below, as well as other customary terms. See "Item 3D.2b Our level of indebtedness could adversely affect our business, profits and liquidity. Furthermore, difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness."

Financial covenants. The terms of borrowings require the Company to comply with financial covenants on a consolidated basis. The main provisions are the following two ratios:

(1)
The ratio of (a) the amount of all financial obligations of the Company including bank guarantees that the Company has undertaken ("Total Debt") to (b) EBITDA less Capital Expenditures shall not exceed 6.5 (the ratio as of December 31, 2015 and 2016, was 5.5 and 4.5, respectively); and

(2)	The ratio of (a) Total Debt to (b) the EBITDA of the Company shall not exceed 4 (the ratio as of December 31, 2015 and 2016, was 3.8 and 3.4, respectively).

"EBITDA" is defined as the sum of (a) the net income before extraordinary items, (b) the amount of tax expenses set against the profit including, without double counting, any provisions for tax expenses, (c) amortization and depreciation expenses, and (d) any finance costs net.

Capital Expenditures are defined as any expenditure classified as fixed and intangible asset in the financial statements.

The Group was in compliance with all covenants stipulated for the years 2015 and 2016. The covenants are measured every six months (on June 30, and December 31) on an annualized basis of twelve months and are based on the financial results for the preceding period of twelve months.

The existing loan agreements allow the lenders to demand an immediate repayment of the loans in certain events (events of default), including, among others, a material adverse change in the Company's business and non-compliance with the financial covenants set forth in those agreements.

Negative pledge. The Company provided a negative pledge undertaking (including, among others, not to pledge any of its assets to a third party), except for a number of exceptions that were agreed upon, including pledges (other than by way of floating charge) in favor of a third party over specific assets or rights of the Company, securing obligations no greater than NIS 100 million in aggregate.

5B.3 TOTAL NET FINANCIAL DEBT

At December 31, 2016, total net financial debt (the sum total of current notes payable and borrowings (NIS 498 million) and non-current borrowings and notes payable (NIS 2,196 million) less cash and cash equivalents (NIS 716 million) and less short-term deposits (NIS 452 million)) amounted to NIS 1,526 million, compared to NIS 2,175 million (the sum total of current notes payable (NIS 554 million) and non-current borrowings and notes payable (NIS 2,547 million) less cash and cash equivalents (NIS 926 million)) at December 31, 2015. The decrease in net financial debt compared with 2015 principally reflected the reduction in borrowings and notes payable, as well as the increase in cash and cash equivalents together with short-term deposits, whereby the increase in cash and cash equivalents together with short-term deposits mainly reflected the increase in adjusted free cash flow (cash flows from operating activities, net of cash flows used for investment activities less short-term investments in deposits, see reconciliation to cash flows below; adjusted free cash flow is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies) generated during 2016. The decrease in financial debt compared with 2015 also reflected the buy-back of notes payable made during 2016. See Note 15 to the consolidated financial statements (see also "Item 5B.2 Long-term Borrowings" above).

Reconciliation of cash flows to Adjusted Free Cash Flow	Year ended December 31,
	2015	2016
	NIS in millions
Cash flows from operating activities	922	945
Cash flows from investing activities	(356)	(639)
Short-term investment in deposits		452
Adjusted Free Cash Flow	566	758

At December 31, 2016, the current portion of our total financial debt (including future interest payments during 2017) amounted to NIS 587 million, as compared to NIS 659 million at December 31, 2015, and was composed of the amounts set forth in the table below. We intend to fund the repayment of the current portion of our Notes payable, borrowings and interest in 2017, through available cash or operational cash flow, new borrowings, issuance or sale of corporate notes, or a combination of one or more of these resources.

Current Portion Payable in 2017 as of December 31, 2016	NIS in millions

Principal on notes payable	442
Principal on borrowings	57

Accrued interest on notes payables	28
Accrued interest on long term borrowings	60
Total	587

Capital Expenditures. The cellular telephone business is highly capital intensive, requiring significant capital to acquire a license and to construct and maintain a mobile telecommunications network. The capital requirements of our network are determined by the coverage desired, the expected call and data traffic and the desired quality and variety of services. Cellular network construction costs are mainly related to the number of cells in the service area, the number of radio channels in the cell and the switching equipment required.

In the years ended December 31, 2014, 2015 and 2016, our capital expenditures as represented by additions to property and equipment and intangible assets, amounted to NIS 434 million, NIS 271 million and NIS 202 million, respectively, and were principally related to our cellular network. The decrease in capital expenditures from 2015 to 2016 partly reflected the fact that amounts expended to improve PHI's network are (since PHI began operations) recorded as deferred expenses – right of use, whereas prior to that date, these outflows were recorded as capital expenditures. Deferred expenses of the right to use PHI's assets increased from NIS 4 million in 2015 to NIS 41 million in 2016.  In addition, the decrease in capital expenditures reflected the one-time payment to the Ministry of Communications for 4G frequencies of NIS 34 million in 2015.

At December 31, 2016, our capital expenditure commitments totaled NIS 20 million. For further information regarding our capital expenditure commitments at December 31, 2016, see "Item 5F Aggregate Contractual Obligations".

Dividend payments. For the year ending December 31, 2016, the Company did not distribute any dividends.

5B.4 MAIN SOURCES OF LIQUIDITY

•	Cash on hand;

•	Short-term deposits;

•	Operating cash flows, net of cash flow used for investing activities;

•	Existing credit facilities;

•	Off balance sheet loan commitments.

Cash on hand. At December 31, 2016, we had NIS 716 million in cash on hand, compared to NIS 926 million at December 31, 2015.

Short-term deposits. At December 31, 2016, we had NIS 452 million in short-term deposits, compared to none at December 31, 2015.

Cash generated from operations. Cash generated from operations increased by 2% from NIS 922 million in 2015 to NIS 945 million (US$ 245 million) in 2016. The increase mainly reflected the significant decrease in operating assets, which was mainly explained by the significant decrease in the volume of equipment sales under long-term payment plans in 2016 compared with in 2015. In addition, the increase reflected the payment by HOT Mobile in 2016 of the lump sum of NIS 250 million under the Network Sharing Agreement. These two factors were partially offset by the payment in 2015 of €90 million received from Orange as part of the settlement agreement of the Orange brand license agreement, and by the decrease in Adjusted EBITDA excluding the recorded income with respect to the settlement agreement of the Orange brand agreement. The adjusted free cash flow for 2016 was NIS 758 million compared to NIS 566 million for 2015, representing an increase of 34% (adjusted free cash flow is calculated as cash flows from operating activities, net of cash flows from investment activities less short-term investment in deposits; adjusted free cash flow is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies).

Existing credit facilities. During 2016 and at December 31, 2016, we did not have any active credit facilities with banks.

Off balance sheet loan commitments. On November 27, 2014, the Company engaged in a loan agreement with a group of institutional corporations, according to which on December 26, 2017, they will provide the Company a loan in the principal amount of NIS 100 million. The loan will bear unlinked interest at the rate of 4.44% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2018. On November 30, 2014, the Company engaged in a loan agreement with a group of institutional corporations, according to which on December 26, 2017, they will provide the Company a loan in the principal amount of NIS 100 million. The loan will bear unlinked interest at the rate of 4.34% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2018.

We believe that cash flows from our operations, together with our cash on hand, our short-term deposits and the two loan commitments described in the preceding paragraph, will provide us with enough liquidity and resources to fund our on-going operations, expected capital expenditure needs, payment of amounts due on our notes, as well as under our financing agreements, our license payments, and our other material commitments, at least for the next 12 months. However, the actual amount and timing of our future requirements may differ materially from our estimates.

As noted in "Item 3D.1o Our mobile telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. Ensuring compliance with these obligations and restrictions may be outside our control, and may limit our ability to raise new equity capital.  If the obligations or restrictions are not respected by our shareholders, we could lose our license.", if the Company decides to raise capital, it may face significant difficulties, since the current holdings of Israeli entities (as defined in the license) are approximately 5% and any equity offering to the public or to the Company's employees and office holders will require an equivalent equity offering of shares to Israeli entities, in a manner in which the total Israeli entities founding shareholders' holdings will not be less than 5% of the total issued share capital. Since these Israeli entity shares require pre-approval of the MoC to determine that the receiving shareholder is eligible to be an Israeli entity, they are limited in their capability of transfer to another shareholder. The Company may need to grant a significant discount in an equity offering of these Israeli entity shares. If the Company would be required to raise capital and this issue would prevent it, there could be an adverse impact on our business (e.g. reduction in sales with long term credit arrangements and/or reduction in capital investments). See also "Item 5D.2 Outlook".

5C.          Research and Development, Patents and Licenses

We are primarily a user rather than a developer of technology. Accordingly, we did not engage in any significant research and development activities during the past three years.

5D.          Trend Information

5D.1 RECENT DEVELOPMENTS

See "Item 5D.2 Outlook". See also recent regulatory developments in "Item 4B.13e Regulatory Developments" and "Item 3D.1 RISKS RELATING TO THE REGULATION OF OUR INDUSTRY".

5D.2 OUTLOOK

In 2016, competition in the Israeli telecommunications market remained intense, although cellular price erosion and churn rates were lower than in the previous two years. This was reflected in further substantial price erosion in both cellular and fixed line services following the substantial price erosion already experienced in previous years.  As a result, there was a further significant negative impact on the Company's service revenues and operating profitability.

Depending on regulatory and other developments in the market, our operating results may continue to decline in 2017 and beyond, which may adversely affect our financial condition. See also "Item 3D.2a As a result of substantial and continuing changes in our regulatory and business environment, our operating results and profitability have decreased significantly in the past five years, with a loss for 2015.  We managed to earn a profit of NIS 52 million (US$ 14 million) for 2016, but our operating results may again decline in 2017 and beyond, which may adversely affect our financial condition."

In addition to the decrease in service revenues, revenues and gross profit from equipment sales decreased significantly in 2016, by 29% and 40% respectively. Both the decrease in the amount of equipment sales and in profit margins were mainly related to the tightening of the Company's customer credit policy, whereby stricter requirements were imposed for customers to be accepted for long-term financing plans. The decrease in profit margins also reflected a change in product mix.

In order to mitigate the impact of the competition on the price erosion and decreases in service revenues and in gross profits from equipment sales, the Company continued to adjust its cost structure and to implement operational efficiency measures through 2016, which was reflected in a decrease in 2016 in total operating expenses of NIS 139 million (including cost of service revenues (NIS 2,276 million in 2016) and selling, marketing and administrative expenses (NIS 689 million in 2016), and excluding depreciation, amortization and impairment expenses (NIS 641 million in 2016); this measure is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies).  A significant proportion of the decrease in total operating expenses was related to the implementation of the cost sharing mechanism under the Network Sharing Agreement with HOT Mobile from the second quarter of 2016.

With regards to income from the settlement agreement with Orange, whilst in 2016 the Company recorded income from the settlement agreement in an amount of NIS 217 million (US$ 56 million) (compared with NIS 61 million recorded in 2015), the recognition of the advance payments received from Orange will cease from the third quarter of 2017. Therefore the recognition of the advance payments in 2017 will be limited to an amount of NIS 108 million. See also "Item 5A.1c Settlement Agreement with Orange Brand Services Ltd." above and Note 18 to our consolidated financial statements.

Partner's expected entry into the television market during the first half of 2017 will also require significant investment and incremental operating expenses and is expected to provide a negative contribution to our results of operation for 2017. See "Item 3D.2c Entry into the television services market entails costs, without expectations of profitability in the short term."

The statements above under this section regarding trends are "forward-looking" statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in mobile telephone usage, trends in the Israeli telecommunications industry in general, possible regulatory and legal developments and trends in general economic conditions. For a description of some of the risks we face, see "Item 3D. Key Information – Risk Factors", "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects" and "Item 8A. Consolidated Financial Statements and Other Financial Information – Legal and Administrative Proceedings". In light of these risks, uncertainties and assumptions, the forward-looking events discussed above might not occur, and actual results may differ materially from the results anticipated.

5E.          Off-Balance Sheet Arrangements

As of December 31, 2016, the Company provided bank guarantees in a total amount of NIS 171 million. For further details see Note 17 (6) to the consolidated financial statements.

During 2014, the Company engaged in several future loan agreements with a group of institutional corporations according to which the lenders will provide the Company with loans in the amount of NIS 200 million on December 2017. See "5B.2 Long-term Borrowings".

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

5F.          Aggregate Contractual Obligations

Set forth below are our contractual obligations and other commercial commitments as of December 31, 2016:

	Payments due by period (NIS in millions)
Contractual Obligations	Total	2017	2018-2019	2020-2021	2022 and thereafter

Notes Series C*	445	226	219
Notes Series D*	567	116	228	223
Notes Series E*	128	128
Long term borrowings*	1,805	117	1,005	519	164

Operating Leases	630	137	193	132	168
Trade payables	681	681
Payables in respect of employees	81	81
Other payables	18	18
Contribution to defined benefit plan	12	12
Commitments to pay for inventory purchases**	1,128	648	480
Commitments to pay for property, equipment purchases and software elements purchases (capital expenditures)**	20	20
Commitments to pay for rights of use**	273	46	92	91	44
Total Contractual Cash Obligations	5,788	2,230	2,217	965	376

* The figures include expected payments of interest on our long-term debt (borrowings and notes payable).

** See Note 17 to the consolidated financial statements.

ITEM 6.                                   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.         Directors and Senior Management

6A.1 DIRECTORS

Below is a list of the directors of the Company as of the date of this annual report.

Name of Director	Age	Position

Adam Chesnoff*	51	Chairman of the Board of Directors
Elon Shalev*	65	Vice-Chairman of the Board of Directors
Dr. Michael J. Anghel (1)(2)(3)(4)	78	Director
Barry Ben Zeev (1)(2)(3)(4)	65	Director
Fred Gluckman*	46	Director
Barak Pridor*	51	Director
Osnat Ronen (5) (6)	54	Director
Yoav Rubinstein*	43	Director
Arieh Saban*	70	Director
Yehuda Saban	37	Director
Arik Steinberg (1)(2)(4)	52	Director
Ori Yaron*	51	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	External Director under the Israeli Companies Law (See "Item 6C Board Practices")

(4)	Independent Director under NASDAQ rules and under the Israeli Companies Law

(5)	Independent Director under NASDAQ rules

(6)	Appointed by the Israeli founding shareholders

* Nominated by S.B. Israel Telecom

Adam Chesnoff was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Chairman of the Board of Directors on November 20, 2013. Mr. Chesnoff serves as the President and Chief Operating Officer of Saban Capital Group, Inc., responsible for overseeing its investment and business activities, including private equity and public market investments. Mr. Chesnoff is a member of the Board of Directors of Univision Communications Inc., the largest Spanish-language media company in the United States; a member of the Board of Directors of Celestial Tiger Entertainment Ltd., an owner and operator of pay television channels across Asia. Mr. Chesnoff is also a member of the Board of Commissioners of MNC Ltd., an Indonesian media company. In addition, Mr. Chesnoff served as Vice-Chairman of the Board of Directors of ProSiebenSat.1 Media AG from 2003 until 2007. From 2005 to 2010, Mr. Chesnoff served on the Board of Directors of Bezeq Israel Telecommunication Company Ltd. Mr. Chesnoff holds a B.A. in economics and management from Tel-Aviv University and an M.B.A from UCLA's Anderson School of Business.

Elon Shalev was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Vice Chairman of the Board of Directors on November 20, 2013. Mr. Shalev serves as a senior advisor to Saban Capital Group, Inc. Mr. Shalev was the founder of Channel 2 news and from 1993 to1995 served as its Chief Executive Officer. From 1996-1999, he served as Editor in Chief of "Yediot Aharonot", and from 2000 to 2001 he served as Executive Vice President of Discount Investment Corporation Ltd. of the IDB Group. Mr. Shalev was the co-founder of SHL Telemedicine Ltd. and still serves as a director in the company. Mr. Shalev served in the past on the Board of Directors of Bezeq Israel Telecommunication Company Ltd., DBS Satellite Services (1998) Ltd. (Yes) and Bezeq International Company Ltd. Mr. Shalev holds a B.A. in political science from Tel Aviv University.

Dr. Michael J. Anghel was appointed to the Board of Directors of Partner in March 2006. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom. In 1999 he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank. He has been involved in various technology enterprises and has served on the Board of Directors of various major Israeli corporations and financial institutions including Elron, Elbit, Nice, Gilat, American Israeli Paper Mills, Maalot (the Israeli affiliate of Standard and Poor's) and Hapoalim Capital Markets and served as the Chairman of the Center for Educational Technology. He currently serves on the Board of Directors of Syneron Medical Ltd., Dan Hotels Ltd, Orbotech Ltd., BiolineRx Ltd. and the Strauss-Group Ltd. Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University's Executive Program. Dr. Anghel holds a B.A. in economics from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. in finance both from Columbia University in New York.

Barry Ben Zeev (Woolfson) was appointed to the Board of Directors of Partner in October 2009. He has been providing strategic business consulting services since 2009. Mr. Ben Zeev served as the Deputy-Chief Executive Officer & Chief Financial Officer of Bank Hapoalim in 2008. He joined the bank in 1976 and served in a variety of senior positions in the branch system and the international division including New York. Mr. Ben Zeev served in the following executive positions prior to becoming Deputy-Chief Executive Officer & Chief Financial Officer of Bank Hapoalim: Executive Vice President & Head of International Operations during the years 2001-2002, Deputy-Chief Executive Officer & Head of International Private Banking during the years 2002-2006, Chairman of Poalim Asset Management during the years 2001-2006, Chairman of Bank Hapoalim Switzerland during the years 2002-2006, Deputy Chairman of the Board of Directors of Signature Bank in New York during the years 2001-2002 and Deputy-Chief Executive Officer and Head of Client Asset Management during the years 2006-2007. Mr. Ben Zeev serves on the Board of Directors of the following companies: Ellomay Capital Ltd., Poalim Asset Management UK Ltd., Ben Zeev (Woolfson) Consultants Ltd., Hiron-Commerce Investments & Mivnei Ta'asiya Ltd., Kali Pension Administration Management Ltd. and Altshuler Shaham Provident and Pension Ltd. He also served as a member of the Board of Directors of the Tel Aviv Stock Exchange during the years 2006-2007. Mr. Ben Zeev holds a B.A. in economics and an M.B.A both from Tel-Aviv University.

Fred Gluckman was appointed to the Board of Directors of Partner effective as of January 29, 2013. Mr. Gluckman serves as the Chief Financial Officer and executive vice president of Saban Capital Group, Inc. ("SCG"). In this position, Mr. Gluckman is responsible for all financial, accounting, tax, HR and IT functions of the firm, and has been an active member of the firm's investment team since joining the firm in 2003. Mr. Gluckman is a member of the Board of Directors of Celestial Tiger Entertainment and serves on its Audit Committee. Mr. Gluckman's experience, prior to joining SCG, includes international and domestic advisory work in the London and Southern California practices of Deloitte. Mr. Gluckman is actively engaged in the community, serving on multiple boards of national and local charitable organizations including on the national executive committee of the Friends of the IDF. Mr. Gluckman is a CPA and holds a B.S. in economics from Wharton Business School and studied at the Hebrew University in Jerusalem.

Barak Pridor was appointed to the Board of Directors of Partner in February 2016. Mr. Pridor served from 2000 until 2011 as CEO of ClearForest, a software startup that was acquired by Thomson Reuters in 2007. Following the acquisition, Mr. Pridor continued to serve as CEO of ClearForest as well as an Executive Vice President at Thomson Reuters until 2011.  Mr. Pridor serves as Chairman of the Board of Directors of Applicaster Ltd. from 2015 and as a director on the Board of Directors of: Playbuzz Ltd. from 2016, Leadspace Ltd. from 2013, and of Sosa Tlv Ltd. from 2013. Mr. Pridor holds a B.Sc. in Mathematics and Computer Science from Tel Aviv University and a M.B.A. from INSEAD Business School.

Ms. Osnat Ronen was appointed to the Board of Directors of Partner in December 2009. Ms. Ronen founded FireWind 01 GP in 2015 and has since served as its general partner.  Ms. Ronen has also served as an advisor to Liquidnet, Inc. from 2013 to 2015.  She previously served as a General Partner of Viola Private Equity from 2008 until 2013. From 1994 to 2007, Ms. Ronen served in various positions at Bank Leumi Le Israel BM, including as the Deputy Chief Executive Officer of Leumi Partners Ltd. from 2001 to 2007 and as Deputy Head of the Subsidiaries Division of the Leumi Group from 1999 to 2001. Between 2004 and 2007, Ms. Ronen also led the strategic planning, deployment and execution of the Bachar Reform, one of Israel's largest financial reforms, at Leumi Group. As part of the implementation, Ms. Ronen managed the sale of Leumi's holdings in mutual, provident and training funds. Ms. Ronen currently serves on the Board of Directors of Mizrahi-Tefahot Bank Ltd., Fox-Wizel Ltd. and Perion Network Ltd. She also volunteers as a director of the College for Management (Michlala Le-Minhal) and Yissum Research Development Company of the Hebrew University of Jerusalem. Ms. Ronen served on the Board of Directors of several portfolio companies of Viola including: Amiad Water Systems Ltd., Orad Hi-tech Ltd., Aeronautics Ltd., Degania Medical Ltd., and Matomy Media Group Ltd. Ms. Ronen holds a B.Sc. in mathematics and computer science from Tel Aviv University and an M.B.A. from the Recanati School of Business Administration at Tel Aviv University.

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

Yehuda Saban was appointed to the Board of Directors of Partner in April 2015. Mr. Saban served between 2011- mid 2015 as Vice President Economics & Regulation and FLNG (Floating Liquefied Natural Gas) manager at Delek Drilling & Avner oil exploration. Previously, Mr. Saban served over 6 years in various capacities with the budget department of the Ministry of Finance as Manager of the Telecommunications and Tourism Unit, Manager of the Budget and Macroeconomics unit and as an economist in the Energy unit. During those years, Mr. Saban was also an active partner in a number of committees and authorities in the energy, telecommunications and infrastructure fields. Mr. Saban holds a B.A. in Economics & Business Management (graduated with honors) and an M.B.A specializing in Financing, both from the Hebrew University in Jerusalem.

Arie (Arik) Steinberg was appointed to the Board of Directors of Partner in January 2012. Mr. Steinberg served from 2006-2010 as Chairman of the Board of Directors of Psagot Investment House, Ltd., as well as other companies in the Psagot Group, leading and overseeing the business strategies of the Psagot Group. Mr. Steinberg served as Chairman on behalf of York Capital. In addition, he served on the Board of Directors of the Tel-Aviv Stock Exchange. Mr. Steinberg also served between 1999-2003 as Chief Executive Officer of Ilanot Batucha Investment House from the IDB Group, as well as a director of Maalot (the Israeli affiliate of Standard and Poor's).Prior to that, Mr. Steinberg served as Managing Director of Etgar- Portfolio Management Trust Co. owned by Bank Mizrahi. He also served on the Advisory Boards of Mobileye Technologies and Novotrans Group SA. Mr. Steinberg serves on the Board of Directors of Leumi Partners Ltd and as the Chairman of the Board of Trustees of the Academic College of Tel-Aviv-Yaffo. Mr. Steinberg studied economics at Tel-Aviv University.

Ori Yaron was appointed to the Board of Directors of Partner in May 2014. Mr. Yaron practices law and manages Ilan Yaron Law Offices that specializes in the areas of insurance and torts. Mr. Yaron served from 2010 until 2016 as a member of the Board of Directors of the Geophysics Institute and served from 2006 until 2007 as a member of the Board of Directors of Mekorot Development & Enterprise and from 2011 until 2014 as a member of the Board of Directors of Hozei Israel Ltd. Mr. Yaron holds a B.A. in economics and an LL.B. both from Tel-Aviv University and is a member of the Israeli Bar Association.

                    6A.2                    SENIOR MANAGEMENT

Below is a list of the Senior Management of the Company as of the date of this annual report:

Name of Officer	Age	Position

Isaac Benbenisti	52	Chief Executive Officer
Yuval Keinan	42	Deputy Chief Executive Officer
Ziv Leitman*	58	Chief Financial Officer
Hadar Vismunski-Weinberg**	43	Vice President, Chief Legal Counsel & Corporate Secretary
Einat Rom	51	Vice President, Human Resources & Administration
Zvika Shenfeld	44	Vice President, Private & Retail Division
Atara Litvak Shacham	45	Vice President Marketing & Growth Engines Division
Liran Dan	38	Vice President Strategy & Business Development
Raz Bartov	39	Vice President Technologies & IT Division
Noach Hacker	35	Vice President Regulations Division

*Effective April 2, 2017, David (Dudu) Mizrahi will be replacing Ziv Leitman as the Company's Chief Financial Officer.

** Effective March 16, 2017, Hadar Vismunski-Weinberg replaced Nomi Sandhaus as the Company's Chief Legal Counsel and Corporate Secretary.

Isaac Benbenisti was appointed as Chief Executive Officer effective July 1, 2015 after having served as the Deputy CEO of Partner from November 2014. Prior to joining the Company, Mr. Benbenisti served from 2007 until 2014, as the CEO of Bezeq International Ltd. From 2003 through 2006, Mr. Benbenisti served as a director and C.E.O of the System Group and Distribution Channels Division at Hewlett-Packard (HP). Prior to that, he held a variety of managerial positions, including as the CEO of CMS Compucenter Ltd. Mr. Benbenisti holds a B.A. in economics and an M.B.A specializing in finance and marketing, both from the Hebrew University of Jerusalem.

Yuval Keinan was appointed as Deputy CEO effective January 1, 2016, after having served from 2008 until 2015 as the Vice President and CTO of Bezeq, the Israel Telecommunications Corp., Ltd. Prior to that, he served for three years as Vice President technology division, engineering & IT and CTO of Bezeq International Ltd. Mr. Keinan holds a B.Sc. in computer science from Mercy College.

Ziv Leitman was appointed as Chief Financial Officer of Partner in 2011. Prior to joining the Company, Mr. Leitman served as the Deputy CEO and CFO of Paz Oil Company Ltd., the largest energy and convenience retailer company in Israel traded on the Tel Aviv stock exchange. Previously, Mr. Leitman served as Executive Vice President and CFO of Comverse Inc., global leading provider of systems to telecommunication companies and as Executive Vice President and CFO of Discount Investments Corporation Ltd. and, Lucent Technology –EIS, Prior to this, Mr. Leitman served as CFO of Hogla-Kimberly Ltd. and Optrotech Ltd (Orbotech). Mr. Leitman is a CPA and holds a B.A in economics and accounting and an M.B.A in finance and information systems all from Tel Aviv University.

David (Dudu) Mizrahi was appointed as Chief Financial Officer of Partner effective April 2, 2017. Prior to joining the Company, Mr. Mizrahi served from 2012 until 2016 as the Deputy CEO and CFO of Bezeq-The Israel Telecommunication Corp., Ltd. ("Bezeq"). Between 2007 and 2012, Mr. Mizrahi served as the Vice President Economics and Budget at Bezeq and between 2001-2007 he served as the Regulatory and Government Relations Department Manager at Bezeq. Mr. Mizrahi holds a B.A. in Economics from the Hebrew University in Jerusalem.

Hadar Vismunski-Weinberg was appointed as Vice President, Chief Legal Counsel and Corporate Secretary effective March 16, 2017. Prior to joining the Company, Ms. Vismunski-Weinberg served since 2013 as Vice President and General Counsel- global R&D of Teva Pharmaceutical Industries Ltd. ("Teva"). Between 2007 and 2013. Ms. Vismunski-Weinberg served in other senior positions at Teva. Ms. Vismunski-Weinberg holds an LL.B from the Hebrew University in Jerusalem.

Einat Rom, was appointed as Vice President of Human Resources effective November 1, 2012 after having served as Vice President of Private Customers Division since December 1, 2010. Prior to joining Partner, Mrs. Rom served as Vice President of Service in Better Place Company and prior to that, she served as Vice President of Private Division in Bezeq The Israel Telecommunication Corp. and as Vice President of Service in Pelephone Communications Ltd. Mrs. Rom holds a B.A. in social science from Haifa University.

Zvika Shenfeld was appointed as Vice President, Private & Retail Division after having served prior to that as the Vice President of Marketing and Content Division, the Acting Head of Marketing, Content and Growth Engines Division and as the deputy of the head of the division since joining the Company in March 2012. From 2009 to 2012 he served as the marketing, strategy and business development at Newpan, an electronic home and small appliances distributor and retail chain. From 2006 until 2009, Mr. Shenfeld held various positions at the Eurocom Group including VP marketing and Business development at Internet Gold and Deputy CEO of MSN Israel. From 2003 until 2006 he served as Marketing Manager of AIG Israel. From 1999 until 2003 he held various economic and marketing positions at 013 Barak ILD. Mr. Shenfeld holds a B.A. in economics and logistics from Bar Ilan University and an M.B.A. from the ONO academic center.

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

Liran Dan was appointed as Vice President Strategy and Business Development in October 2015, after having served from 2012 until 2015 as the Director of the Public Diplomacy and Media at the Prime Minister's office. Prior to that, he held a series of executive positions at Channel 2 News. In his last position, as the V.P. Digital Media, he established the digital desk of Channel 2 News. Mr. Dan holds an Executive M.B.A. degree from Tel-Aviv University, and a B.A. in political science and history from Bar-Ilan University.

Raz Bartov was appointed as Vice President Technologies and IT in May 2016 after have served in the Company over the years in various managerial positions and performed a broad spectrum of roles in the various technological units in the IT and engineering departments. Within the scope of his positions, Mr. Bartov took part in leading significant business and technological courses of action in the Company. Prior to joining the Company, Mr. Bartov was employed by Amdocs. Mr. Bartov holds a B.Sc. in computer science from Tel-Aviv University, and an M.B.A. from Ben-Gurion University.

Noach Hacker was appointed as Vice President, Regulation effective September 2016. Prior to joining the Company, Mr. Hacker served for over nine years in various capacities with the budget department of the Ministry of Finance as Senior Deputy to the Head of Budgets-Security Affairs, Security Budget Coordinator, Coordinator on the Infrastructure Team and as the Liaison of the Water Sector. Mr. Hacker holds a combined B.A in political science, economics and interdisciplinary studies from Bar Ilan University and an M.A. in political science from Haifa University.

Appointments and Resignations

None of the above directors, except for Mr. Arieh Saban, who is the brother of Mr. Haim Saban, the owner and CEO of Saban Capital Group, has any family relationship with any other director or senior manager of the Company. None of the above members of senior management has any family relationship with any other director or senior manager of the Company.

6B.          Compensation

The terms of employment of the CEO are approved by the compensation committee, the Board of Directors and the general meeting of shareholders (by a special majority) and must comply with the Company's Compensation Policy for Office Holders (as this term is defined in Item 6C.8 below) (except for certain exceptions, as set by the Israeli Companies Law). The "special majority" requires the approval of a majority of the Company's shareholders participating at the general meeting and voting on the matter and at least one of the following conditions: (i) such majority includes a majority of the votes cast by shareholders who are not controlling parties (as defined in the Israeli Companies Law) in the Company and who do not have a personal interest in the resolution, and who are present and voting (abstentions are disregarded), or (ii) the votes cast against the resolution by shareholders who are not controlling parties and who do not have a personal interest in the resolution, who are present and voting, constitute two percent or less of the outstanding voting power in the Company). The terms of employment of other senior management (Office Holders) are approved by the compensation committee and the Board of Directors, and must comply with the Company's Compensation Policy (except for certain exceptions, as set by the Israeli Companies Law). See "Item 6C.6b COMPENSATION COMMITTEE". Senior management is generally appointed by the CEO with the approval of the Board of Directors for an indefinite term of office and may be removed by the CEO with the approval of the Board of Directors at any time.

Pursuant to the provisions of the Israeli Companies Law, the compensation policy of a company shall be submitted for the approval of the general meeting of shareholders, at least once every three years. We first adopted a compensation policy that sets forth the guidelines and framework for the mode of compensation of the Company's Office Holders following the approval of the Company's shareholders, at the extraordinary general meeting of shareholders, held on October 17, 2013 (the "Former Compensation Policy"). A new Compensation Policy was approved by the Company's shareholders at the annual general meeting of shareholders held on September 28, 2016 (the "Compensation Policy"). The Compensation Policy sets forth the principles and procedures for determining Office Holders' compensation, including ongoing remuneration, bonuses (including annual bonuses, severance bonuses and special bonuses), equity compensation, indemnification, insurance and release. The recently adopted Compensation Policy revises the Former Compensation Policy with respect to various matters and issues that needed to be updated and amended since the adoption of the Former Compensation Policy, due to changes in market practices since then, as well as adaption to legislative changes. See Exhibit 15.(b).1.

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

Compensation for senior management may also be provided in the form of equity based compensation which includes stock options to purchase our ordinary shares and restricted shares. In 2016 options were granted to our senior management under the 2004 Amended and Restated Equity Incentive Plan to purchase up to 559,480 of our ordinary shares at a weighted average exercise price of NIS 18.17 per option with some of the options vesting at the earliest in January 2017. These options will expire at the latest by November 2022. In addition, in 2016, 230,929 restricted shares were granted to our senior management under the 2004 Amended and Restated Equity Incentive Plan, with some of the restricted shares vesting at the earliest in January 2017. For more information, see "Item 6E.2 Equity Incentive Plan".

The aggregate compensation paid, and benefits in kind granted to or accrued on behalf of all our directors and senior management for their services in all capacities to the Company and its subsidiaries during the year ended December 31, 2016, was approximately NIS 42 million (US$ 11 million). This amount included approximately NIS 3 million (US$ 0.8 million) set aside or accrued to provide pension and retirement benefits on behalf of all our senior management during the year ended December 31, 2016.

CEO Compensation

Mr. Isaac Benbenisti has served as the CEO of the Company since July 1, 2015. The terms of his employment were approved by the Compensation Committee, the Board of Directors and the general meeting of shareholders of the Company. Until December 1, 2015, the CEO was employed though an agreement with a private company, fully owned by him, for the provision of management services to the Company. Following a resolution of the compensation committee to make an immaterial change to the CEO's terms of employment, the CEO's employment format was changed to that of a company employee ("Employment Agreement"). The engagement in the Employment Agreement is for an unlimited time period with the right of each party to terminate upon 6 months prior written notice. In addition to the advance notice period, upon termination, the CEO will be entitled to a 6 month period during which he will receive a salary without being required to provide services.

The CEO's monthly salary (gross) will be an amount of NIS 150 thousand, linked to the CPI as of the index June 2015 (at the end of 2016 the monthly salary (gross) was NIS 150.3 thousand). In addition, the CEO will be entitled to reimbursement for the cost of vehicle use and maintenance as well as accepted related terms that are usually granted to the other office holders in the Company including telephone, food, cellular phone and other benefits in accordance with the Company's compensation policy and procedures (including indemnification, release and insurance arrangements as customary in the Company) and social benefits including sick days, vacation and allocations to plans and funds.

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

The minimum criterion for receiving the annual financial bonus with respect to the CEO, as of the beginning of his said tenure as CEO, is that the Company achieved as least 80% of the Company's targets for the relevant year and in addition, that the total EBITDA shall not have decreased by more than 40% of the EBITDA for the year preceding the year in respect of which the bonus is payable.

With respect to the amount of the annual financial bonus, tiers were set to calculate the amount of the bonus according to the CEO's global achievement rate with respect to all of the elements of the annual bonus (a weighted score of the company targets and an evaluation of the CEO's performances), as follows: achievement at a rate lower than 80% will not entitle the CEO to an annual bonus; achievement at a rate between 80%-120% will entitle the CEO to 80%-120% of the annual bonus budget; achievement at a rate that exceed 120% will entitle the CEO to 120% of the annual bonus budget. For the year ending December 31, 2016, the annual bonus budget (100%) for the period during Mr. Benbenisti's tenure as CEO was approximately NIS 1,503 thousand. These sums are linked to the CPI.

The CEO's Company targets for the year 2016 were determined by the Board of Directors of the Company in March 2016 based on the annual work plan of the Company for the year. They include seven individual targets: (1) Company EBITDA target with a weight of 30% of the Company's targets (the 2016 achievement rate: 107%); (2) Cash flow target from the ongoing business with a weight of 20% of the Company's targets (2016 achievement rate: 200%); (3) Net subscriber target (combined cellular, fixed, activation and subscriber churn index) with a weight of 10% of the Company's targets (2016 achievement rate: 74%); (4) Cellular ARPU Base target with a weight of 10% of the Company's targets (2016 achievement rate: 106%); (5) Branding target (including brand awareness, budget and annual branding work plan)  with a weight of 10% of the Company's targets (2016 achievement rate: 117%); (6) Digital service and sales target with a weight of 10% of the Company's targets (2016 achievement rate: 51%) and (7) Fixed-line service target (meet quality of service targets and other operational index targets that were determined) with a weight of 10% of the Company's targets (2016 achievement rate: 91%).

With respect to the above Company targets, a threshold and upper limit for achieving the target were determined as follows: achievement at a rate lower than 20% of the target will not allow eligibility for a bonus for that criteria; achievement at a rate between 20% - 200% of the target will allow eligibility at a rate of 20% - 200% for that criteria; achievement at a rate above 200% will allow eligibility of 200% for that criteria. With regard to the Company EBITDA target, an achievement at a rate lower than 80% of the target will not allow eligibility for a bonus for that criteria.

The global achievement rate of the CEO of all of the elements of the annual bonus for 2016 was 120%.

On March 29, 2017, the Board of Directors examined the CEO's achievement of targets and in accordance with the achievement of the said targets, the bonus that will be granted to the CEO for 2016, is in the amount of NIS 1,804 thousand.

CEO Equity Incentive Grant

In accordance with the resolutions of the Compensation Committee, Board of Directors and annual meeting of shareholders, Mr. Benbenisti was granted in 2015, in accordance with the Company's equity incentive plan, 1,471,971 options (non-tradeable) of the Company, at an exercise price of NIS 18.08, that constitutes a premium of 5% on the average share price of the Company, during the 30 days preceding the grant date. Mr. Benbenisti's granted options vest in three tranches: 33% of the entire amount of the options as of October 28, 2016, 33% of the entire amount of options as of October 28, 2017 and the balance of the options as of October 28, 2018. Mr. Benbenisti's eligibility to exercise each of the above detailed tranches will be available to him until October 27, 2021. The fair value of the options as of the grant date according to Black-Scholes model was NIS 8 million.

Highest Office Holder Compensation

The table below sets forth information regarding compensation on an individual basis for the five Office Holders with the highest compensation for the year 2016.

Details of the Compensation Recipient		Compensation for services (the compensation amounts are displayed in terms of cost for the Company) (NIS thousands)				Other compensation & vehicle (the compensation amounts are displayed in terms of cost for the Company) (NIS thousands)		Total (NIS thousands)
Name	Position	Payroll & Related expenses	Annual Bonus	Share based payments		Other
Isaac Benbenisti	Chief Executive Officer	2,339	1,804	4,680	(1)(11)	665	(2)	9,488	(3)
Yuval Keinan	Deputy Chief Executive Officer	1,737	1,284	1,938	(4)(11)	1,595	(5)	6,554
Ziv Leitman	Chief Financial Officer	1,316	534	1,677	(6)(11)	114	(7)	3,641
Zvika Shenfeld	Vice President, Private & Retail Division	1,083	435	1,677	(8)(11)	222	(9)	3,417
Einat Rom	Vice President, Human Resources & Administration	1,132	473	1,677	(10) (11)	121	(7)	3,403

(1)
In 2014, 137,200 share options were granted to Mr. Isaac Benbenisti in his capacity as Deputy CEO at the time, with a vesting period of up to four years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.8 million. Mr. Isaac Benbenisti waived these options and they were cancelled when the terms of service and employment of Mr. Benbenisti as the Company's CEO were approved.

In 2015, 1,471,971 share options were granted to Mr. Isaac Benbenisti, in his capacity as the Company's CEO with a vesting period of up to three years at an exercise price of NIS 18.08 that constitutes a premium of 5% on the average share price of the Company, during the 30 days preceding the grant date. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 8 million. Mr. Benbenisti's granted options vest in three tranches: 33% of the entire amount of the options as of October 28, 2016, 33% of the entire amount of options as of October 28, 2017 and the balance of the options as of October 28, 2018. Mr. Benbenisti's eligibility to exercise each of the above detailed tranches will be available to him until October 27, 2021.

(2)	"Other compensation" includes: expenses for retirement that were accumulated during the reporting period of this Annual Report and will be paid only upon retirement and vehicle expenses.

(3)	For further information regarding the CEO's compensation see above under CEO Compensation.

(4)
In 2016, 269,000 share options and 114,000 restricted shares were granted to Mr. Yuval Keinan with a vesting period of up to three years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 1.3 million and the fair value of the restricted shares was approximately NIS 2 million.

(5)
"Other compensation" includes: expenses for retirement that were accumulated during the reporting period of this Annual Report and will be paid only upon retirement; vehicle expenses and a special signing grant in a total of NIS 550 thousand, which was approved by the Compensation Committee and the Board of Directors in September 2015, according to article 5.5.3 of the Company's Compensation Policy.

(6)
In 2014, 68,600 share options and 29,130 restricted shares were granted to Mr. Ziv Leitman with a vesting period of up to four years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.4 million and the fair value of the restricted shares was approximately NIS 0.7 million. As of March 23, 2017, the share price was NIS 20.25 whereas the option exercise price (dividend adjusted) is NIS 25.95. As long as the option exercise price is higher than the market share price, the grant of the options has no actual value for Mr. Ziv Leitman; however a restricted share has the value of the share price.

In 2015, an additional 161,369 share options and 76,378 restricted shares were granted to Mr. Ziv Leitman with a vesting period of up to three years. In accordance with a resolution of the Compensation Committee and the Board of Directors in January 2017, those share options and restricted shares that are due to vest or be earned on November 2018, will vest or be earned in accordance with the vesting or earning schedule after the termination date of Mr. Leitman's employment and could be exercised within three months from their vesting or earning date. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.9 million and the fair value of the restricted shares was approximately NIS 1.4 million.

(7)	Represents vehicle expenses only

(8)
In 2014, 68,600 share options and 29,130 restricted shares were granted to Mr. Zvika Shenfeld with a vesting period of up to four years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.4 million and the fair value of the restricted shares was approximately NIS 0.7 million. As of March 23, 2017, the share price was NIS 20.25 whereas the option exercise price (dividend adjusted) is NIS 25.95. As long as the option exercise price is higher than the market share price, the grant of the options has no actual value for Mr. Shenfeld; however a restricted share has the value of the share price.

In 2015, an additional 161,369 share options and 76,378 restricted shares were granted to Mr. Shenfeld with a vesting period of up to three years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.9 million and the fair value of the restricted shares was approximately NIS 1.4 million.

(9)	"Other compensation" includes: expenses for retirement that were accumulated during the reporting period of this Annual Report and will be paid only upon retirement and vehicle expenses;

(10)
In 2014, 68,600 share options and 29,130 restricted shares were granted to Ms. Einat Rom with a vesting period of up to four years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.4 million and the fair value of the restricted shares was approximately NIS 0.7 million. As of March 23, 2017, the share price was NIS 20.25 whereas the option exercise price (dividend adjusted) is NIS 25.95. As long as the option exercise price is higher than the market share price, the grant of the options has no actual value for Ms. Rom; however a restricted share has value of the share price.

In 2015, an additional 161,369 share options and 76,378 restricted shares were granted to Ms. Rom with a vesting period of up to three years. The theoretical fair value of the share options (according to Black-Scholes model) as measured of the grant was approximately NIS 0.9 million and the fair value of the restricted shares was approximately NIS 1.4 million.

(11)
These sums represent the relative portion of the expenses of all option and restricted share allocations recorded during the reported period and include expenses for the 2016 vesting period of options and restricted shares (including those which have not fully vested yet).

All options and restricted shares noted above were granted pursuant to the terms of the 2004 Equity Incentive Plan, among others, with respect to the exercise or earning periods and the expiration date of the options. See "Item 6E.2 EQUITY INCENTIVE PLAN ".

6C.         Board Practices

References in this annual report to "external directors" are to those directors who meet the definition of external directors under the Israeli Companies Law ("dahatz"), and references in this annual report to "US independent directors" are to those directors who meet the definition of independence under applicable listing requirements of NASDAQ. References in this annual report to "Israeli independent directors" are to any director who meets the definition of independence under the Israeli Companies Law ("bilty taluy").

6C.1 TERMS OF DIRECTORS

Directors are generally elected by the annual general meeting of shareholders to serve (i) for three years, in the case of external directors under the Israeli Companies Law, or (ii) until the next annual general meeting of the shareholders (unless their office becomes vacant earlier, in accordance with the provisions of our Articles of Association). An extraordinary general meeting of shareholders may elect any person as a director, to fill an office which became vacant, or to serve as an additional member to the then existing Board of Directors, or to serve as an external director, or in any event in which the number of the members of the Board of Directors is less than the minimum set in the Articles of Association (seven directors), provided that the maximum number of seventeen directors is not exceeded. Any director elected in such manner (excluding an external director) shall serve in office until the coming annual general meeting of shareholders. The Articles of Association also provide that the Board of Directors, with the approval of a simple majority of the directors, may appoint an additional director to fill a vacancy or to serve as an additional member to the then existing Board of Directors, provided that the maximum number of seventeen directors is not exceeded. Any director elected in such manner shall serve in office until the coming annual general meeting of shareholders and may be re-elected.

Israeli directors are appointed by the Israeli founding shareholders, generally upon a written notice signed by at least two of the Israeli founding shareholders who are the record holders of (i) at least 50% of minimum Israeli holding shares or (ii), who hold in the aggregate the highest number of minimum Israeli holding shares among the Israeli founding shareholders. Any Israeli founding shareholders who have specified connections to a competing mobile radio telephone operator (as defined in the license) of the Company are prohibited from participation in any such appointment. The notice is addressed to our company secretary indicating the appointment until the appointee's successor is elected by a similar notice. See "10B.3 Rights Attached to Shares". In 2009, Ms. Osnat Ronen was appointed as a director on behalf of the Israeli founding shareholders.

No director has a service contract with the company or its wholly-owned subsidiaries providing for benefits upon termination of employment.

Our Office Holders (generally senior managers) serve at the discretion of the Board of Directors or until their successors are appointed. See "Item 4B.13f Our Mobile Telephone License" for a description of additional requirements of the composition of our Board of Directors and the appointment of its members.

6C.2 ALTERNATE DIRECTORS

Our Articles of Association provide that a director may appoint an individual to serve as an alternate director. An alternate director may not serve as such unless such person is qualified to serve as a director. In addition, no person who already serves as a director or an alternate director on the Company's Board of Directors may serve as an alternate director of another director on the Company's Board of Directors. Under the Israeli Companies Law, an alternate director is generally treated as a director. Under our Articles of Association, an alternate director shall have all the authorities of the director appointing him. The alternate director may not vote at any meeting at which the director appointing him is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment shall be effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director's term.

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

(ii) one or more shareholders that hold at least 1% or more of the company's voting rights proposed the external director for re-appointment, and the nominee is approved by a majority of the votes cast at the shareholders meeting, provided that: (A) the total number of shareholders' votes at the shareholders meeting shall not include the votes of shareholders who are controlling parties and those having a personal interest in the appointment approval (other than a personal interest not resulting from their relations with the controlling parties) and abstaining votes; (B) the aggregate votes cast by shareholders who are not excluded under clause (A) above in favor of the appointment exceed 2% of the voting rights in the company; and (B) the external director (a) is not a related or competing shareholder, or the relative of such a shareholder, at the time of the appointment and (b) is not affiliated with a related or competing shareholder at the time of the appointment or the two years preceding the appointment (the term "related or competing shareholder" is defined as a shareholder who nominated the external director for reappointment or a material shareholder (a shareholder that holds more than 5% of the shares or voting rights in the company), if at the date of such appointment, any of either such shareholder, the controlling shareholder of such shareholder, or a company controlled by either of them, has business with the company or is a competitor of the company); and

 (iii) the external director proposed himself or herself and is approved by the process under clause (ii) above.

Under regulations promulgated under the Israeli Companies Law, certain companies, including dual listed companies, like Partner, may re-appoint external directors for additional three-year terms (beyond the three terms of three years each), provided that all of the following conditions are fulfilled: (1) the Audit Committee and, subsequently, the Board of Directors, approves that, considering the external director's expertise and special contribution to the work of the Board of Directors and its committees, his re-appointment for an additional term of office is in the best interest of the Company; (2) the re-appointment for the additional term of office is done in conformity with one of the mechanisms described above; (3) prior to approving the re-appointment, the general meeting of shareholders is informed of the duration of the external director's service as an external director and is presented with the rationale of the Audit Committee and the Board of Directors for extending the external director's term of office.

The Israeli Companies Law requires that at least one external director has accounting and financial expertise, and that the other external director(s) have professional competence, as determined by the company's Board of Directors. Under promulgated regulations, a director having accounting and financial expertise is a person who, due to his education, experience and talents, is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him to understand in depth the company's financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or has another academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the Board of Directors position, or has at least five years' experience in one or more of the following (or a combined five years' experience in at least two or more of the following): a senior position in the business management of a corporation with a substantial scope of business, a senior public officer or a senior position in the public service or a senior position in the field of the company's business.

6C.4 FINANCIAL EXPERTS UNDER THE ISRAELI COMPANIES LAW

In accordance with the Israeli Companies Law, Partner's Board of Directors has determined that the minimum number of directors with "accounting and financial expertise" that Partner believes is appropriate, in light of the particulars of Partner and its activities, is three. Under the Israeli Companies Law, only one of such "experts" is required to be an external director. The Board of Directors has determined that eight of our current directors have "accounting and financial expertise": Mr. Adam Chesnoff, Mr. Fred Gluckman, Mr. Yoav Rubinstein, Dr. Michael Anghel, Mr. Barry Ben-Zeev (Woolfson), Ms. Osnat Ronen, Mr. Arie Steinberg and Mr. Yehuda Saban.

6C.5 NASDAQ CORPORATE GOVERNANCE RULES AND OUR PRACTICES

Under NASDAQ Rule 5615(a)(3), a foreign private issuer such as the Company may follow its home country practice in lieu of the requirements of the NASDAQ Rule 5600 Series ("Corporate Governance Requirements"), with certain exceptions, provided that it discloses each requirement that it does not follow and describes the home country practice followed in lieu of such requirement. We describe below the areas where we follow our home country practice rather than the NASDAQ Corporate Governance Requirements:

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

–
As permitted under Israeli Companies Law, the Company's Board of Directors generally proposes director nominees for shareholder approval. The conditions of NASDAQ Rule 5605(e), that director nominees must either be selected or recommended to the Board by the independent directors or a nomination committee comprised solely of independent directors, are thus not satisfied.

–
According to applicable Israeli legal requirements, the establishment or amendment of certain stock option or purchase plans require the approval of the company's Board of Directors and approval of the shareholders' meeting only for the grant of equity compensation to the Chief Executive Officer, directors or controlling partners. We received an exemption from the requirement set out in NASDAQ Rule 5635(c) that listed companies receive shareholder approval when certain stock option or purchase plans are to be established or materially amended, or certain other equity compensation arrangement made or materially amended, based on the fact that the NASDAQ requirement is inconsistent with the applicable Israeli legal requirements described above.

–
The Israeli Companies Law, requires that at least two members of the Board of Directors satisfy the conditions of  "external directors", which also satisfies the conditions of an Israeli independent director ("bilty taluy"). Two of our twelve directors are external directors and satisfy the conditions of both Israeli independent directors and independent directors according to NASDAQ criteria. Two additional directors, (who are not external directors) satisfy the conditions of independent directors according to NASDAQ criteria, one of whom satisfies the conditions of an Israeli independent director. However, the requirement of NASDAQ Rule 5605(b), that a majority of the Board of Directors be comprised of independent directors, is thus not satisfied.

6C.6                    BOARD COMMITTEES

The Company's Articles of Association provide that the Board of Directors may delegate its authorities or any part of them to committees of the Board of Directors as it deems appropriate, subject to the provisions of the Israeli Companies Law. Our Board of Directors has established an audit committee, a compensation committee and a security committee.

   6C.6a                             AUDIT COMMITTEE

Pursuant to the rules of the Securities and Exchange Commission (the "SEC") and the listing requirements of the NASDAQ Global Select Market, as a foreign private issuer, we are required to establish an audit committee consisting only of members who are U.S. "independent" directors as defined by SEC rules. In accordance with the Company's Audit Committee Charter, our audit committee is responsible among other things, for overseeing the Company's financial reporting process and the audits of the Company's financial statements, including monitoring the integrity of the Company's financial statements and the independence and performance of the Company's internal and external auditors. Our audit committee is also directly responsible for the appointment, remuneration and oversight of our independent auditor and for establishing procedures for receiving and handling complaints received by the Company regarding accounting, internal controls and audit matters.

The Israeli Companies Law requires public companies, including Partner, to appoint an audit committee comprised of at least three Board of Directors members, including all the company's external directors, the majority of whom must be Israeli independent directors and the chairman of the audit committee is required to be an external director. Under the Israeli Companies Law neither the controlling party or his relative, the chairman of the Board of Directors, any director employed by the company or by its controlling party or by an entity controlled by the controlling party, any director who regularly provides services to the company, to its controlling party or to an entity controlled by the controlling party, nor any director who derives most of its income from the controlling party, may be eligible to serve as a member of the audit committee.

The responsibilities of our audit committee under the Israeli Companies Law include, among others, identifying irregularities in the management of the company's business and approving related party transactions as required by law, determining whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures (See 6C.9  APPROVAL OF RELATED PARTY TRANSACTIONS AND COMPENSATION), assessing the scope of work and remuneration of the company's independent auditor, assessing the company's internal audit system and the performance of its internal auditor and making arrangements regarding the handling of complaints by employees about company's business management deficiencies and regarding the protection given to employees who have made complaints.

The Company's audit committee was appointed by our Board of Directors to review our financial statements, in compliance with U.S. legal requirements (as described above) and in compliance with Israeli regulations (from which we are exempt).

Our audit committee is comprised of three Board of Directors members: Dr. Michael Anghel (external director), Mr. Barry Ben Zeev (committee chairman; external director), and Mr. Arik Steinberg (Israeli independent director). All of the audit committee members meet the SEC's definition of independent directors for the purpose of serving as audit committee members as well as the Israeli Companies Law's definition of Israeli independent directors. In accordance with the SEC definition of "independent" director, none of them is an affiliated person of Partner or any subsidiary of Partner.

The Board of Directors has determined that all three audit committee members are "audit committee financial experts" as defined by applicable SEC regulations. See "Item 16A Audit Committee Financial Expert" below.

6C.6b                             COMPENSATION COMMITTEE

The Israeli Companies Law requires public companies, including Partner, to appoint a compensation committee comprised of at least three Board of Directors members, including all the company's external directors who must constitute the majority of its members. Other members of the committee should be directors whose terms of compensation are the same as external directors and the chairman of the compensation committee is required to be an external director.

Under the Israeli Companies Law, the compensation committee's responsibilities include, among others, recommending to the Board of Directors, a compensation policy for office-holders to be approved by the shareholders of the Company, see "6B Compensation". The compensation committee also makes recommendations to the Board of Directors once every three years regarding the continuing effectiveness of the compensation policy, reviews modifications to the compensation policy from time to time and its implementation and approves the actual compensation terms of Office Holders which require the compensation committee's approval according to the relevant provisions of the Israeli Companies Law.

Our compensation committee is comprised of three Board of Directors members: Dr. Michael Anghel (external director), Mr. Barry Ben Zeev (committee chairman; external director) and Mr. Arik Steinberg (Israeli independent director). All of the compensation committee members meet the SEC's definition of independent directors for the purpose of serving as the compensation committee members as well as the Israeli Companies Law's definition of Israeli independent directors. In accordance with the SEC definition of "independent" director, none of them is an affiliated person of Partner or any subsidiary of Partner.

         6C.6c                             SECURITY COMMITTEE

Pursuant to an amendment to our license from April 2005, a Board of Directors committee has been formed to deal with security matters. Only directors with the required clearance and those deemed appropriate by Israel's General Security Service may be members of this committee. The committee must consist of at least four members, who are subject to the clearance required from the Israeli General Security Service and at least one external director. Where any matter requires a Board of Directors' resolution and it is a security matter, then the committee should be authorized to discuss and to resolve such security matter and the resolution should bind the Company. However, in cases where the security matter concerned requires review by the Board of Directors or the audit committee according to the Israeli Companies Law or other applicable law, such as a transaction with a related party, it should be submitted for approval in accordance with the requirements of the applicable U.S. law, the Israeli Companies Law and any other applicable laws, provided that, in any case, only directors with security clearance can participate in any forum which will deal with security matters. In April 2005, our Board of Directors approved the formation of the security committee to consist of four Israeli directors, who are subject to Israeli security clearance and security compatibility to be determined by the General Security Service. Currently, Mr. Elon Shalev, Dr. Michael Anghel, Ms. Osnat Ronen and Mr. Arieh Saban are members of the security committee.

6C.7                    INTERNAL AUDITOR

The Israeli Companies Law requires the Board of Directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy certain independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business procedures. Our internal auditor is Mr. Yehuda Motro, formerly the internal auditor of the Tel Aviv Stock Exchange.

6C.8                    FIDUCIARY DUTIES OF AN OFFICE HOLDER

The Israeli Companies Law governs the duty of care and duty of loyalty which an Office Holder owes to the company. An "Office Holder" is defined in the Israeli Companies Law as a director, general manager, chief executive officer, executive vice president, vice president, or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title and other managers directly subordinated to the general manager.

The duty of loyalty requires the Office Holder to act in good faith and in the company's favor and to avoid any conflict of interest between the Office Holder's position in the company and personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantages for him or others. This duty also requires him to reveal to the company any information or documents relating to the company's affairs that the Office Holder has received due to his position as an Office Holder. The duty of care requires an Office Holder to act in a way that a reasonable Office Holder would have acted in the same position and under the same circumstances. This includes the duty to utilize reasonable means to obtain information regarding the advisability of a given action submitted for his approval or performed by virtue of his position and all other relevant information.

6C.9                    APPROVAL OF RELATED PARTY TRANSACTIONS AND COMPENSATION

6C.9a       Approval of Related Party Transactions

The Israeli Companies Law requires that a transaction between the company and its Office Holder, and also a transaction between the company and another person in which an Office Holder has a personal interest, requires the approval of the Board of Directors if such a transaction is not an "extraordinary transaction", although, as permitted by law and subject to any relevant stock exchange rule, our Articles of Association allow our audit committee to approve such a transaction, without the need for approval from the Board of Directors. If such a transaction is an extraordinary transaction (that is, a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities), generally in addition to audit committee approval, the transaction also must be approved by our Board of Directors, and, in certain circumstances, also by the general meeting of shareholders. Under the Israeli Companies Law, an extraordinary transaction between a public company and a controlling party of the company or an extraordinary transaction between a public company and another person, in which the controlling party has a personal interest (including a private placement), and a transaction between a public company and a controlling party or his relative, directly or indirectly, including, without limitation, via an entity controlled by the controlling party, for receiving services by the company (and if the controlling party is also an Office Holder in the company for his terms of service, and if he is an employee of the company (but not an Office Holder in it) his employment in the company) must be approved by the audit committee or the compensation committee if relates to terms of employment (as the case may be), the Board of Directors and the general meeting of shareholders, provided that either: (a) the majority of votes in favor of the transaction shall include at least a majority of the votes of shareholders who do not have a personal interest in approval of the transaction, who participate in the voting, or (b) the total number of objecting votes of the shareholders mentioned in clause (a) does not exceed 2% of the total voting rights in the company.

The audit committee is also authorized to determine, with respect to related party transactions with a controlling shareholder or in which the controlling shareholder has a personal interest, even if they are not extraordinary transactions, an obligation to conduct a competitive process (to be supervised by the audit committee, or any person authorized on its behalf or via any other method approved by the audit committee) or to determine that other processes will be conducted prior to the engagement in such transactions and all in accordance with the type of transaction. The specific criteria for such a process may be determined by the audit committee annually in advance. In addition, the audit committee is authorized to determine the approval process for transactions that are not negligible, as well as determine which types of said transactions would require the approval of the audit committee. "Non-negligible transactions" are defined as related party transactions with a controlling shareholder or in which the controlling shareholder has a personal interest, that the audit committee has deemed not to be an extraordinary transaction, but which have also been classified by the audit committee as a non-negligible transaction. Additionally, the audit committee may decide on such classifications for these types of transactions, based on criteria set annually in advance.

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

For information concerning the direct and indirect personal interests of certain of our Office Holders and principal shareholders in certain transactions, see "ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS".

6C.9b       Compensation

The terms of employment of Office Holders including compensation, equity awards, severance and other benefits, exemption from liability and indemnification require the approval of the compensation committee and the Board of Directors. The terms of employment of directors and the Chief Executive Officer must also be approved at the general meeting of shareholders by a majority of the Company's shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, who participate in the voting (abstentions are disregarded), or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the company. Notwithstanding the foregoing, a company may be exempted from receiving shareholder approval with respect to the terms of employment of a candidate for a Chief Executive Officer position, if such candidate meets certain independence criteria, the terms are in line with the Compensation Policy and the compensation committee has determined for specified reasons that shareholder approval would prevent the engagement. See "6C.6b COMPENSATION COMMITTEE".

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

6C.10                  DUTIES OF A SHAREHOLDER

Under the Israeli Companies Law, a shareholder has a general duty to act in good faith and in a customary manner towards the company and the other shareholders and to refrain from improperly exploiting his power in the company, particularly when voting in the general meeting of shareholders on (a) any amendment to the articles of association, (b) an increase of the company's authorized share capital, (c) a merger, or (d) approval of related party transactions which require shareholder approval. A shareholder should also avoid deprivation of other shareholders. In addition, any controlling party, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint or prevent an appointment of an Office Holder in the company or any other power towards the company, is under a duty to act in fairness towards the company under the Israeli Companies Law.

6C.11                  INDEMNIFICATION AND RELEASE

6C.11a     Indemnification

As permitted by the Israeli Companies Law, our Articles of Association provide that Partner may indemnify an Office Holder of Partner to the fullest extent permitted by law.

Without derogating from the foregoing, and subject to limitations set forth in the Israeli Securities Law, our Articles of Association specifically provide that Partner may indemnify an Office Holder of Partner for liability or expense he incurs or that is imposed upon him as a result of an action or inaction by him (or together with other Office Holders of Partner) in his capacity as an Office Holder of Partner including (subject to specified conditions) also in advance, as follows:

1.
Financial liability incurred by, or imposed upon the Office Holder in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by an authorized court;

2.
Reasonable legal expenses, including attorney fees, incurred by the Office Holder or which he was ordered to pay by an authorized court in the context of a proceeding filed against him by Partner or on Partner's behalf or by a third party, in a criminal proceeding in which he was acquitted or in a criminal proceeding in which he was convicted of an offense which does not require criminal intent;

3.
Reasonable legal expenses, including attorney fees, incurred by the Office Holder due to an investigation or proceeding conducted against him by an authority authorized to conduct such investigation or proceeding and which ended without filing of an indictment against him and without the imposition of a financial liability as a substitute for a criminal proceeding or that was ended without filing of an indictment against him but for which he was subject to a financial liability as a substitute for a criminal proceeding relating to an offense which does not require criminal intent, within the meaning of the relevant terms under the law or in connection with a financial sanction("itzum caspi");

4.
Payment to an injured party as a result of a violation set forth in Section 52.54(a)(1)(a) of the Israeli Securities Law, including by indemnification in advance or expenses incurred in connection with a proceeding ("halich") under Chapters H3, H4 or I1 of the Israeli Securities Law, or under Chapter 4 of Part 9 of the Israeli Companies Law, in connection with any affairs, including reasonable legal expenses, which term includes attorney fees, including by indemnification in advance; and

5.
Expenses, including reasonable legal fees, including attorney fees, incurred by an Office Holder with respect to a proceeding in accordance with the Restrictive Trade Practices Law- 1988 ("Restrictive Trade Practices Law").

Our Articles of Association also permit us to indemnify any Office Holders of Partner for any other liability or expense in respect of which it is permitted or will be permitted under applicable law to indemnify an Office Holder of Partner.

The Israeli Companies Law and our Articles of Association also permit us to undertake in advance to indemnify an Office Holder with respect for items (2), (3) and (4) above, or any other matter permitted by law. The Israeli Companies Law and our Articles of Association also permit us to undertake in advance to indemnify an Office Holder with respect to item (1) above, provided however, that the undertaking to indemnify is restricted to events which in the opinion of the Board of Directors are anticipated in light of Partner's activities at the time of granting the undertaking to indemnify, and is limited to a sum or measurement determined by the Board of Directors to be reasonable under the circumstances. The undertaking to indemnify shall specify the events that, in the opinion of the Board of Directors are expected in light of the Company's actual activity at the time of grant of the undertaking and the sum or measurement which the Board of Directors determined to be reasonable under the circumstances.

The Israeli Companies Law combined with our Articles of Association also permits us to indemnify an Office Holder retroactively for all kinds of events, subject to any applicable law.

In no event may we indemnify an Office Holder for any of the following:

1.	a breach of the duty of loyalty toward us, unless the Office Holder acted in good faith and had reasonable grounds to assume that the action would not harm Partner's interest;

2.	a breach of the duty of care done intentionally or recklessly ("pzizut") other than if made only by negligence;

3.	an act intended to unlawfully yield a personal profit;

4.	a fine, a civil fine ("knas ezrahi"), a financial sanction ("itzum kaspi") or a penalty ("kofer") imposed on him; and

5.	a proceeding ("halich").

We have undertaken to indemnify our Office Holders, subject to certain conditions as aforesaid. We consider from time to time the indemnification of our Office Holders, which indemnification will be subject to approval of our compensation committee, Board of Directors and in certain cases, such as indemnification of directors and the CEO, also of our shareholders.

Under the indemnification letters granted to Office Holders prior to the extraordinary general meeting of shareholders held on October 17, 2013 ("October 2013 EGM"), the aggregate indemnification amount payable by us to Office Holders and other indemnified persons pursuant to all letters of indemnification issued to them by us will not exceed the higher of (i) 25% of shareholders equity and (ii) 25% of market capitalization, each measured at the time of indemnification (the "Combined Maximum Indemnity Amount", and "the Original Indemnification Letter").

Under the indemnification letters granted to Office Holders after the October 2013 EGM, the aggregate indemnification amount payable by us to Office Holders (including, among others, Office Holders nominated on behalf of Partner in subsidiaries) pursuant to all letters of indemnification issued or that may be issued to them by Partner on or after the October 2013 EGM, for any occurrence of an event set out in such a letter (including an attachment thereto) will not exceed 25% of shareholders equity (according to the latest reviewed or audited financial statements approved by Partner's Board of Directors prior to approval of the indemnification payment) ("the Revised Indemnification Letter"). However, under the circumstances where indemnification for the same event is to be made in parallel under the Revised Indemnification Letter and to one or more indemnified persons under the Original Indemnification Letter, the maximum indemnity amount for the indemnified persons that received the Revised Indemnification Letter shall be adjusted so it does not exceed the Combined Maximum Indemnity Amount to which any other indemnified person is entitled under the Original Indemnification Letter.

6C.11b     RELEASE

The Companies Law and our Articles of Association authorize the Company, subject to obtaining the required approvals (of our compensation committee, Board of Directors and in certain cases, such as release of directors and the CEO, also of our shareholders), to release our Office Holders, in advance, from such persons' liability, entirely or partially, for damage in consequence of the breach of the duty of care toward us as set forth in accordance with any law, including the liabilities and expenses for which the Company may indemnify Office Holders as set forth above, see Item 6C.11a Indemnification. Furthermore, the Company may release Office Holders that are controlling shareholders or their relatives, subject to the receipt of the approvals in accordance with any law. Said release will not apply to a resolution or transaction in which the controlling shareholder or any Office Holder in the Company (including other Office Holders than the Office Holder being granted the release) has a personal interest.

 Notwithstanding the foregoing, we may not release such person from such person's liability, resulting from any of the following events: (i) the breach of duty of loyalty towards us; (ii) the breach of duty of care made intentionally or recklessly ("pzizut"), other than if made only by negligence; (iii) an act intended to unlawfully yield a personal profit; (iv) a fine ("knass"), a civil fine ("knass ezrahi"), a financial sanction ("itzum caspi") or a penalty ("kofer") imposed upon such person; and (v) the breach of duty of care in a distribution ("haluka").

In addition to the Original Indemnification Letter and the Revised Indemnification Letter, the Company granted new indemnification and release letters to our Office Holders at the annual general meeting of shareholders held on September 28, 2016.

6C.12                  INSURANCE

The Israeli Companies Law and the Company's Articles of Association authorize the Company (subject to certain exceptions) to enter into an insurance contract, and to arrange and pay all premiums in respect of an insurance contract, for the insurance of the liability of our Office Holders for liabilities the Office Holder incurs as a result of a direct or indirect action or inaction undertaken by such person (or together with other Office Holders of the Company) in his capacity as an Office Holder of the Company for any of the following:

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

(5)	Expenses, including reasonable legal expenses fees, including attorney fees, incurred by the Office Holder with respect to a proceeding in accordance with the Restrictive Trade Practices Law.

(6)	Any other matter in respect of which it is permitted or will be permitted under any law to insure the liability of an Office Holder in the Company.

6D.          Employees

At December 31, 2016, we had 2,686 employees on a full time equivalent basis, compared with 2,882 employees at December 31, 2015, and 3,575 at December 31, 2014. The number of full-time equivalent employees at year-end 2014, 2015 and 2016, according to their activity, was as follows:

	At December 31,
	2014	**	2015	**	2016

Customer service*	1,835		1,655		1,463

Sales and sales support*	605		434		457
Information technology (including Engineering)	633		365		337
Marketing and Content	65		53		56
Finance	87		71		71
Human Resources, Administration & Security	119		96		94
Operations & Logistics	157		134		132
Remaining operations	74		73		76

TOTAL	3,575		2,882		2,686

*Many positions in Customer service and Sales and sales support are filled by more than one part-time employee so that the employee headcount for those activities is about 12% greater than the number of full-time equivalents set forth above.

** Due to organizational structure changes during 2016, that included consolidation of certain divisions and the shifting of manpower between divisions, we have revised the 2014 and 2015 numbers to provide comparable information between the years 2014-2016.

On March 13, 2016, we signed a collective employment agreement with the employees' representatives and the Histadrut, the employees' union. The agreement includes an organizational chapter that is for a period of three years (2016-2018) and includes, among others, provisions regarding manning and changing of positions, termination of employment tenure and a dispute resolution mechanism. The agreement includes an economic chapter that was valid until December 31, 2016 and on December 12, 2016 we signed a new economic chapter that is valid for the years 2017-2018. The economic chapter includes, among others, provisions regarding terms of employment, benefits and welfare. In addition, the economic chapter provides for annual bonuses to employees and a profit sharing mechanism provision under certain conditions. The agreement applies to the Company's employees, excluding certain managerial and specific positions. The estimated cost of the 2017 economic chapter is approximately NIS 7 million in addition to the implementation of all of the sections of the 2016 economic chapter (which is estimated at approximately NIS 10 million). The total estimated amount of the expense in 2017, for the collective employment agreement, is therefore expected to be higher than 2016 by approximately NIS 17 million. The cost of the 2018 economic chapter is estimated at approximately NIS 23 million, in addition to the estimated expense for the Company for 2017 for the collective employment agreement. The collective employment agreement also refers to the participation of employees in the Company's profits and regulates the eligibility conditions for receipt of these awards for the years 2017-2018. See also "Item 3D.2h The unionization of our employees has negatively affected and may continue to negatively affect our financial results.  "

In addition, we are subject to various Israeli labor laws and practices, as well as orders extending certain provisions of collective bargaining agreements between the Histadrut and the Coordinating Bureau of Economic Organizations, the federation of employers' organizations. Such laws, agreements and orders cover a wide range of areas and impose minimum employment standards including, working hours, minimum wages, vacation and severance pay, and special issues, such as equal pay for equal work, equal opportunity in employment, and employment of women, youth, disabled persons and army veterans.

Our employees are entitled to a pension insurance, in the amounts as follows (amounts vary according to choice of a pension fund or a manager's insurance fund): employer provision for pension and compensation: 12.5% - 17.33% of the employee's salary and employee provision for pension: 6% -7% of the employee's salary.

We also offer some of our employees the opportunity to participate in a "Continuing Education Fund," which also functions as a savings plan. Each of the participating employees contributes an amount equal to 2.5% of their salary and we contribute between 5% - 7.5% of such employee's salary. In addition, in accordance with the collective employment agreement, employees that have been employed for 36 months or more by the Company are entitled to participate in a "Continuing Education Fund," by contributing an amount equal to 2.5% of their salary and we contribute 7.5% of such employee's salary.

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

In November 2016 we launched, together with the employees' representatives of the labor union, a retirement plan for employees, in which approximately 90 employees have retired.

6E.          Share Ownership

6E.1 SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

As of March 1, 2017, to the best of the Company's knowledge, none of our directors or senior management held more than 1% of our issued and outstanding ordinary shares, except as may be set forth under Item 7A. Directors and senior management do not have different voting rights than other shareholders of the Company.

As of March 1, 2017, our senior management held, in the aggregate, outstanding options to purchase up to 4,074,567 of our ordinary shares, of which 1,389,266 options were vested and exercisable as of that date, in addition to 811,501 "restricted shares" of which 57,420 restricted shares were vested as of that date (as described in "Item 6E.2 Equity Incentive Plan" below). No individual senior manager holds options to purchase 1% or more of our outstanding ordinary shares. No options or restricted shares have been granted to our directors.

The table below sets forth the number of outstanding options held by our senior management of the Company according to exercise price and expiration date as of March 1, 2017:

Weighted average exercise price (NIS)	Number of outstanding options held	Option expiration Year
43.93	373,970	2020
19.61	3,065,413	2021
17.83	340,480	2022
20.75	294,704	2023
21.78	4,074,567	TOTAL

6E.2 EQUITY INCENTIVE PLAN

The Amended and Restated 2004 Equity Incentive Plan (formerly known as the 2004 Equity Incentive Plan) (the "Plan") is intended to promote the interests of the Company and its shareholders by providing employees, directors, officers and advisors of the Company with appropriate incentives and rewards to encourage them to enter into and continue in the employ of, or service to, the Company and to acquire a proprietary interest in the long-term success of the Company.

The Plan's principal terms include:

Exercise price determination. The compensation committee shall determine the option and restricted share unit ("RSU") (as further explained below) exercise price per ordinary share, subject to applicable law, regulations and guidelines. Unless otherwise provided in the grant instrument, the option exercise price shall be paid in NIS and the RSU exercise price shall be zero.

Exercise price adjustment. The exercise price of options shall be reduced in the following events: (1) dividend distribution other than in the ordinary course: by the gross dividend amount so distributed per share, and (2) dividend distribution in the ordinary course: With respect to certain options (depending on the date of the granting of the options), the exercise price shall be reduced by the amount of a dividend in excess of 40% of the Company's net income for the relevant period per share, or else by the gross dividend amount so distributed per share.

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

Exercise Period. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will not exceed ten years from the date of option grant (considering, if applicable, among others, the provisions of the Compensation Policy) unless shortened pursuant to the terms of the Plan.

Vesting. The vesting schedule of granted securities will be determined by the compensation committee and Board of Directors at their sole discretion and will be detailed in the grant instrument. The committee may set performance targets as a vesting criterion (independently or in combination with other criteria).

Acceleration of vesting and adjustment. In the event of termination of employment following a change of control, vesting of granted securities and exercisability of outstanding granted securities shall be accelerated. Upon the occurrence of any merger, consolidation, reorganization or similar event or transaction (e.g., subdivision or consolidation), equitable changes or adjustments to the number of shares subject to each outstanding option and RSU will be made in order to prevent dilution or enlargement of the option and RSU holders' rights and appropriate adjustments shall be made in the number and other pertinent elements of any outstanding restricted shares, with respect to which restrictions have not yet lapsed prior to any such change.

Restricted Shares. The Company may grant "restricted shares" to beneficiaries of the Plan. Restricted shares awarded to a grantee are held by the Plan's trustee in custody for the benefit of the grantee generally until the restrictions thereon have lapsed (e.g., earning period and the other applicable conditions and restrictions under the Plan and the grant instrument under which these restricted shares were awarded). In accordance with the Plan, as long as the restricted shares are held by the trustee, the trustee shall not exercise the voting rights of the underlying ordinary shares at the general meetings of shareholders unless requested to do so by the Company. In such event, the trustee shall vote the underlying ordinary shares proportionally to the shareholders vote and if the vote of public shareholders is counted separately, proportionally to the public shareholders vote. Notwithstanding the foregoing, the Company has reserved the right, upon recommendation of legal counsel, to request the grantee to exercise individually his or her voting rights. In addition, any dividend distributed during the period in which the restricted shares are held by the trustee, is accumulated and transferred to the grantee when the shares have been earned (i.e. when the restrictions lapse).

Except as provided in the immediately preceding paragraph and in the Plan and subject to the terms of the grantee's relevant grant instrument, the grantee shall have, with respect to his or her restricted shares, all of the rights of a shareholder of the Company, including the right to vote the ordinary shares (endorsed to the trustee as long as the restricted shares are held by the trustee), and the right to receive any dividend thereon (accumulated together with the underlying restricted shares).

Restricted Share Units. The Company may grant "restricted share units" to beneficiaries of the Plan. Restricted share units are options, bearing an exercise price of no more than the underlying share's nominal value. Upon the lapse of the vesting period of a RSU, such RSU shall automatically become an issued and outstanding share of the Company, subject to certain applicable conditions and restrictions under the Plan and the grant instrument and unless otherwise determined by the Board of Directors, the grantee shall pay to the Company its nominal value as a precondition to the issuance of such share.

 Change in Control and other certain events. Upon a Change in Control (as defined in the Plan) transaction of the Company as well as other certain events including a merger, reorganization and consolidation, granted securities shall, at the sole and absolute discretion of the Board of Directors, either solely or in any combination: be substituted for similar granted securities to purchase shares of a successor entity, be assumed by a successor entity, be substituted for similar "phantom" granted securities of the Company or the successor entity, or each non-vested granted securities shall become fully exercisable. In the event that the ordinary shares will no longer be traded on any stock exchange, at the sole and absolute discretion of the Board of Directors, either solely or in any combination: each granted securities shall be substituted for a similar phantom granted securities, or each non-vested granted securities shall become fully exercisable.

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

On November 10, 2015, the Company's Board of Directors approved the increase in the number of shares which may be granted under the Plan by three million shares, which represented approximately 1.87% of the Company's issued share capital as of November 10, 2015, up to a total of 22,917,000 ordinary shares.

On March 13, 2016, the Board of Directors approved certain amendments to the Plan. The main amendments to the Plan include: (a) amendment to the cashless exercise formula; (b) the ability to allocate restricted share units to the Company's employees and office holders; (c) automatic extension of the exercise period due to black-out periods; (d) adjustments to the grantee's rights under any granted securities due to the occurrence of certain events, including a rights offering; (e) a provision allowing the Company's management bodies to decide to pay a grantee the financial benefit embedded in his equity compensation in cash compensation instead of equity compensation, in certain events in which the Company is unable to issue shares resulting from exercise of options or RSUs or to release any restricted share to a grantee; (f) extension of the exercise period as a result of a change of control event; (g) a provision that allows the Company to limit a grantee from making transactions in the granted securities in connection with any underwritten public offering of the Company and (h) certain exercise restrictions in accordance with the Tel Aviv stock exchange rules.

Share options and restricted shares (collectively, "granted securities") have been granted to employees in accordance with the Plan. The total number of Company shares reserved for issuance upon exercise of all options granted and for earning of all restricted shares granted under the Plan is 22,917,000 shares. Upon exercise each option provides the right to acquire one ordinary share that confers the same rights as the other ordinary shares of the Company. As of December 31, 2016, options to acquire a total of 11,285,901 ordinary shares and 1,955,414 restricted shares are outstanding.

Information in respect of options and restricted shares granted under the Plan is set forth below:

	Through December 31, 2016
	Number of options	Number of RSAs[2]
Granted	30,102,849	3,791,622
Shares issued upon exercises and vesting	(6,111,330)	(864,412)

Cancelled upon net exercises, expiration and forfeitures	(12,705,618)	(971,796)
Outstanding	11,285,901	1,955,414
Of which:
Exercisable	5,912,904	-
Vest in 2017	2,535,575	916,070
Vest in 2018	2,481,751	890,588
Vest in 2019	355,671	148,756

2 See Note 21 (a) to our consolidated financial statements

In 2016, following the approval of the Company's Board of Directors, 998,433 share options and 417,176 restricted shares were granted to senior officers, managers and other employees of the Company and its subsidiary, compared to 5,519,031 share options and 1,779,596 restricted shares granted during 2015.  The vesting of the options and the earning of the restricted shares granted after June 2014 are subject to vesting or restriction periods and are also subject to performance conditions set by the Company's organs.

In January 2017, the Company approved the allocation of 458,478 options and 200,845 restricted shares for some of the Company's office holders and other managers, all in accordance with the Company's Equity Incentive Plan, as amended. The vesting of these options and the earning of these restricted shares are subject to vesting / restriction period of three years from the grant date (one third will vest or be earned in each year), as well as performance conditions set by the Company's organs.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.          Major Shareholders

The following table sets forth certain information as of March 1, 2017, with respect to each person whom we believe to be the beneficial owner of 5% or more of our ordinary shares. Except where otherwise indicated, we believe, based on information publicly filed with the Securities and Exchange Commission or furnished to us by the principal shareholders, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares. None of our major shareholders has any different voting rights than any other shareholder. See "Item 10B.3 Rights Attached to Shares".

Name	Shares beneficially owned	Issued Shares (1)%	Issued and Outstanding Shares (1)%
S.B. Israel Telecom Ltd.(2)	48,050,000	29.92	30.18
Phoenix-Excellence Group (3)	13,118,690	8.17	8.24
Meitav Dash Group (4)	7,986,967	4.97	5.02
Psagot Investment House Ltd. (5)	15,879,724	9.89	9.97
Menora Mivtachim Holdings Ltd. (6)	8,179,476	5.09	5.14
Treasury shares (7)	1,394,511	0.87	-
Public (8)	66,000,873	41.09	41.45
Total	160,610,241	100.00	100.00

(1)
As shown above and used throughout this annual report, the term "Issued and Outstanding Shares" does not include any treasury shares held by the Company. Treasury shares, which are included in "Issued Shares", have no voting, dividend or other rights under the Israeli Companies Law, as long as they are held by the Company ("dormant shares").

(2)
S.B. Israel Telecom, an affiliate of Saban Capital Group, a private investment firm, based in Los Angeles, California, specializing in the media, entertainment and communications industries held on March 1, 2017, approximately 30.18% of our Issued and Outstanding shares and voting rights. S.B. Israel Telecom also purchased from Scailex Corporation Ltd. ("Scailex") (which in 2016 changed its name to "Suny Cellular Communication Ltd.") 2,983,333 ordinary shares representing another, approximately 1.87% of our Issued and Outstanding shares and voting rights, which shares are to be transferred by Scailex to S.B. Israel Telecom free and clear of any lien on one or more future deferred closing dates, subject to the conditions set forth in the share purchase agreement entered into between Scailex and S.B. Israel Telecom.

(3)
Phoenix Holdings Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange ("Phoenix"), and Excellence Investments Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange ("Excellence"), which is controlled by Phoenix, hold shares in the Company directly and through its wholly owned subsidiaries. (Phoenix, Excellence and their subsidiaries collectively, the "Phoenix-Excellence Group"). These holdings are held according to the following segmentation: 1,194,845 ordinary shares are held by Excellence Provident and Pension funds; 274,487 ordinary shares are held by Excellence Trust Funds; 1,898,390 ordinary shares are held by Excellence ETFs; 732,864 ordinary shares are held by Phoenix "Nostro" accounts; 21,000 ordinary shares are held by Phoenix Provident and Pension funds; 108,421 ordinary shares are held by Linked insurance policies of Phoenix; 8,488,952 ordinary shares are held by Partnership for Israeli shares; 402,730 ordinary shares are held by Partnership for investing in the TA 100. 1,935,000 shares of the 13,118,690 shares held by the Phoenix-Excellence Group, representing approximately 1.22% of our Issued and Outstanding shares and total voting rights, are registered in the Company's Shareholders Register as part of the shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes.

(4)
Meitav Dash Investments Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange, holds shares in the Company directly and through its wholly owned subsidiaries (Meitav Dash and their subsidiaries collectively, the "Meitav Dash Group"). These holdings are held according to the following segmentation: 4,607,329 ordinary shares are held by Meitav Dash Provident funds; 1,038,184 ordinary shares are held by Meitav DS Mutual Funds; 2,195,473 ordinary shares are held by Meitav Dash ETFs; 145,981 ordinary shares are held by Meitav Dash Portfolio Management. 805,000 shares of the 7,986,967 shares held by the Meitav Dash Group, representing approximately 0.51% of our Issued and Outstanding shares and total voting rights, are registered in the Company's Shareholders Register as part of the shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes.

(5)
Psagot Investment House Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange, holds shares in the Company directly and through its wholly owned subsidiaries (Psagot Investment House and their subsidiaries collectively, the "Psagot Investment House"). These holdings are held according to the following segmentation: 4,107,244 ordinary shares are held by portfolio accounts managed by Psagot Securities Ltd.; 7,571,496 ordinary shares are held by Psagot Provident and Pension funds; 2,403,971 ordinary shares are held by Psagot Mutual Funds; 1,764,643 ordinary shares are held by Psagot ETFs ; 32,370 ordinary shares are held by Psagot Insurance.

(6)
Menora Mivtachim Holdings Ltd., ("Menora"), an Israeli corporation listed on the Tel Aviv Stock Exchange, holds shares in the Company directly and through its wholly owned subsidiaries. On January 11, 2017, Menora filed a Schedule 13G, reporting holdings of 8,021,993 shares of Partner. On March 16, 2017, Menora informed us that their holdings as of such date were 8,179,476 shares of Partner held as follows: 6,366,690 ordinary shares are held by Menora Mivtachim Provident and Pension funds; 165,216 ordinary shares are held by Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd.; 17,411 ordinary shares are held by Shomera Insurance Company Ltd.; 1,630,159 ordinary shares are held by Menora Mivtachim Insurance Ltd.

(7)
Treasury shares do not have a right to dividends or to vote. During 2008, the Company purchased 4,467,990 shares a part of a buy-back plan. Under the Company's 2004 Amended and Restated Equity Incentive Plan, the Company allocated to a trustee on behalf of the Company's employees 2,209,067 restricted shares which were allocated from the treasury shares. As of March 1, 2017, 864,412 restricted shares were earned and are no longer listed as restricted shares. See "Item 6E.2 EQUITY INCENTIVE PLAN".

(8)
The shares under "Public" include 5,317,712 shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes. These shares, together with 1,935,000 shares held by the Phoenix-Excellence Group and 805,000 shares held by the Meitav Dash Group, represent approximately 5.02% of our issued shares (approximately 5.06% of the Issued and Outstanding Shares). Under the terms of our mobile telephone license, the Israeli founding shareholders from among our founding shareholders and their approved substitutes must hold at least 5% of our issued and outstanding share capital and of each of our means of control. The Israeli founding shareholders must meet the requirements of "Israeli entities" which are defined as individuals who are citizens and residents of Israel and entities formed in Israel and controlled, directly or indirectly, by individuals who are citizens and residents of Israel, provided that indirect control is only through entities formed in Israel, unless otherwise approved by the Minister of Communications.

As of March 1, 2017, to the best of the Company's knowledge, none of our directors and senior management held more than 1% of our outstanding ordinary shares, except as may be otherwise set forth above; their holdings have been included under "Public" in the table above. For information regarding options held by our senior management to purchase ordinary shares, see "6E- Share Ownership".

We are not aware of any arrangements that might result in a change in control of our Company.

7A.1 OTHER

On March 1, 2017, 5,758,071 ADSs (equivalent to 5,758,071 ordinary shares) or approximately 3.62% of our total Issued and Outstanding ordinary shares, were held of record by 37 registered holders in the United States. There were 4 registered holder accounts of the 37 with registered addresses outside of the United States. Certain accounts of record with registered addresses other than in the United States may hold our ordinary shares, in whole or in part, beneficially for United States persons. We are aware that many ADSs and ordinary shares are held of record by brokers and other nominees and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs and ordinary shares, or the number of ADSs and ordinary shares beneficially held by such persons.

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

License Conditions: Required Minimum Israeli and Founding Shareholder Percentages

The parties to the Relationship Agreement have agreed that they shall at all times comply with the terms of our license requiring that our founding shareholders or their approved substitutes hold in aggregate at least 26% of our means of control, and that our Israeli founding shareholders or their approved substitutes (from among the founding shareholders and their approved substitutes) hold at least 5% of our means of control. See "Item 4B.13f Our Mobile Telephone License."

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

Related agreement among Israeli founding shareholders

A shareholders agreement among the Israeli founding shareholders, or their approved substitutes, purports to establish the procedures, rights and obligations with respect to the appointment of the Israeli director. The Company's position, which is based among others upon a legal opinion from outside counsel, is that the arrangement set in this agreement with respect to the procedures, rights and obligations pertaining to the appointment of the Israeli director is not valid and the Company does not give effect to that arrangement and it acts according to the provision of its license and Articles of Association in connection with the appointment of the Israeli director. In November 2014, the agreement was amended and among other things, Israeli founding shareholders were removed from the Shareholders Agreement, leaving only Scailex (whose shares in the Company that constitute the holdings of Israeli founding shareholders are controlled by a court appointed receiver in light of Scailex's failure to comply with its obligations to its noteholders for the benefit of Scailex's noteholders) and Suny Electronics Ltd. (whose shares in the Company are mortgaged to a trustee on behalf of Suny's noteholders and constitute part of the holdings of Israeli founding shareholders) as parties to the Shareholders Agreement.

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

7B.3 TRANSACTIONS WITH PHI

Pursuant to the Network Sharing Agreement between the Company and the limited partnership PHI, the Company has transactions during the normal course of business with PHI. See "Item 4B.9a Overview- cellular network sharing", "Item 5B.3 TOTAL NET FINANCIAL DEBT" and also note 26(d) to the consolidated financial statements.

7C.          Interests of Experts and Counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

8A. Consolidated Financial Statements and Other Financial Information

Audited financial statements for the three fiscal years ended December 31, 2016, are included under "Item 18. Financial Statements."

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

We have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure and consumer claims regarding, for example, our tariff plans and billing methods, which may result in civil liabilities or criminal penalties against us or our officers and directors. Plaintiffs in some of these proceedings have successfully sought or are seeking certification as class actions. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company's assessment of risk is based both on the advice of counsel and on the Company's estimate of the probable settlement amounts that are expected to be incurred, if such settlements are agreed by both parties. See Note 20 to the consolidated financial statements for further information regarding litigation and proceedings of which we are currently aware. See also "Item 3D.2p We are exposed to, and currently engaged in, a variety of legal proceedings, including requests to approve lawsuits as class actions related primarily to our network infrastructure and consumer claims."

The litigations described below involve claims for which requests for certification as class actions were filed and which specify an amount of damages, and which we consider may have a potentially material effect on the Company. The total amount of pending claims (claims which have not been dismissed by the Court or settled) made by plaintiffs in the litigations described below is NIS 1.36 billion.

1.
On September 7, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company unlawfully charges its customers for services of various content providers, which are sent through text messages (SMS). The total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 405 million. The claim was certified as a class action in December 2016. In February 2017, the plaintiffs filed an appeal to the Supreme Court, regarding the definition of the group of customers.

2.
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

4.
On November 12, 2015, a claim and a motion to certify the claim as a class action were filed against 012 Smile. The claim alleges that 012 Smile required their customers to purchase a router and/or a call adaptor and/or terminal equipment as a condition for using its fixed-line telephony services, not in accordance with the provisions of their licenses.The total amount claimed against 012 Smile is estimated by the plaintiff to be approximately NIS 64 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

5.
On January 4, 2016, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner charges its customers the full price of telecommunication packages that are intended for use abroad despite the fact that the packages are not fully utilized and does not allow to transfer the balance to the next trip abroad or to receive a credit for the balance.The total amount claimed against Partner is estimated by the plaintiff to be approximately NIS 234 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

6.
On September 11, 2016, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner automatically charges its customers that use the maximum volume of their data packages, for additional data volume, without their consent. The total amount claimed against Partner is estimated by the plaintiff to be approximately NIS 250 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

With respect to the following claims which totaled an amount of NIS 14.3 billion, claims totaling NIS 13.4 billion have been dismissed. With regards to the remaining claims, the Company has reached settlement agreements (as noted below, some settlement agreements are still subject to Court approval) and the Company does not believe that they will have a material adverse effect on the Company individually or in the aggregate.

1.
On April 22, 2009, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleged that the Company charged certain customers for certain calls not according to their rate plan. The total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 187 million. The Parties filed a number of settlement agreements which were submitted for the Court's approval and the latest revised settlement agreement was filed on June 12, 2014 and approved in July 2016.

2.
On April 12, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleged that the Company charged its customers for certain content services without their consent. The total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 343 million. In March 2016, the parties filed a request to approve a settlement agreement and are waiting for the Court's decision.

3.
On May 23, 2010, a claim and a motion to certify the claim as a class action were filed against the Company and all other cellular operators. The claim alleged that the Company, as well as the other defendants, breached its contractual and/or legal obligation to erect cellular sites in the appropriate scope, quantity and coverage in order to provide cellular services in the required and appropriate quality. The plaintiffs claimed that this omission also caused, among others, monetary damages caused to consumers as a result of lack of sufficient coverage, including call disconnections, insufficient voice quality etc., as well as a significant increase in the non-ionized radiation that the public is exposed to mainly from the cellular telephone handset. In addition, it was claimed that the Company and the other defendants breached their contractual and/or legal obligation to ensure and/or check and/or repair and/or notify the consumer, that after repair and/or upgrade and/or exchange of cellular handsets, the handsets may emit radiation in levels that exceed the levels of radiation as set forth by the manufacturer in the handset data and even exceeds the maximum permitted levels set forth by law. In addition, it was claimed that the Company and the other defendants did not fulfill their obligation to caution and warn the consumers of the risks involved in holding the handset and the proximity of the handset to the body while carrying it and during a phone call. In addition, it was claimed that if the handsets marketed by the Company and the other defendants emit non-ionizing radiation above the permitted level, at any distance from the body, then the marketing and sale of such handsets is prohibited in Israel. The total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 3.600 billion. In November 2013, the parties filed a request to approve a settlement agreement and in February 2014, the parties filed a request to approve a revised settlement agreement. The settlement agreement also includes a claim and a motion to certify the claim as a class action that was filed in a similar matter as set forth in section 4 below. In July 2014, the Court approved the settlement agreement and in October 2014, the plaintiffs filed an appeal with the Supreme Court. In April 2016, the Court dismissed the appeal.

4.
On June 6, 2011, a claim and a motion to certify the claim as a class action were filed against the Company and the three other cellular operators. The claim alleged that the Company sold or supplied accessories that are intended for carrying cellular handsets on the body, in a manner that contradicts the instructions and warnings of the cellular handset manufacturers and the recommendations of the Ministry of Health, all this without disclosing the risks entailed in the use of these accessories when they are sold or marketed. The total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 1,010 million. On November 7, 2013, the parties filed a request to approve a settlement agreement and on February 5, 2014, the parties filed a request to approve a revised settlement agreement. The settlement agreement also included a claim and a motion to certify the claim as a class action that was filed in a similar matter as set forth in section 3 above. In July 2014, the Court approved the settlement agreement and in October 2014, the plaintiffs filed an appeal with the Supreme Court with respect to the Court's decision not to appoint an external examiner regarding the radiation measurement method as well as attorney fees. In April 2016, the Court dismissed the appeal.

5.
On October 5, 2011, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleged that the Company enabled its customers to subscribe to a content back up service for cellular handsets without informing them in cases in which the handset does not support the service or only partially supports such service. The total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 117 million. In November 2014, the claim was dismissed and in January 2015, the plaintiff filed an appeal with the Supreme Court. In March 2016, the Court dismissed the appeal.

6.
On February 6, 2012, a claim and a motion to certify the claim as a class action were filed against the Company and other cellular operators. The claim alleged that the Company, as well as the other defendants did not comply with the requirements set by the Equal Rights for People with Disabilities (Accessibility to Telecommunications Services and Telecommunications Devices) Regulations of 2009. The total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 120 million. In December 2015, the parties filed a settlement agreement for the Court's approval, which was approved in April 2016.

7.
On November 13, 2013, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleged that the Company increased tariffs for its customers not in accordance with their agreements. The total amount claimed from Partner was estimated by the plaintiff to be NIS 150 million. The parties filed a settlement agreement in October 2015 and are waiting for the Court's decision.

8.
On March 24, 2014, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleged that the Company did not include in the severance pay calculation for its employees various components that constitute an addition to the salary for the severance pay calculation and thereby acted unlawfully.  The total amount claimed from Partner was estimated by the plaintiff to be approximately NIS 100 million. In November 2015, the plaintiff filed an amended claim and a motion to certify the claim as a class action. In September 2016, the parties filed a settlement agreement for the Court's approval.

9.
On April 1, 2014, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleged that the Company charged its customers for cellular internet services abroad not in accordance with the subscriber agreement. The claim was estimated by the plaintiff to be approximately NIS 2 Billion. In April 2016, the Court dismissed the claim.

10.
On November 19, 2015, a claim and a motion to certify the claim as a class action were filed against the Company and other cellular operators.  The claim alleged that the Company coordinated prices with other cellular operators of pre-paid plans that it markets, and by doing so prevented competition and breached legal provisions. The total amount claimed against Partner was estimated by the plaintiff to be approximately NIS 6.6 billion. In September 2016, the claim was dismissed. In November 2016, the plaintiff filed an appeal with the Supreme Court and in January 2017, the Court dismissed the appeal.

11.
On December 29, 2015, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleged that Partner charges its customers, while they are abroad, for incoming calls that are transferred to voice mail. The total amount claimed against Partner was estimated by the plaintiff to be approximately NIS 70 million. In January 2017, the Court dismissed the claim.

12.
On March 3, 2016, a claim and a motion to certify the claim as a class action were filed against the Company and another cellular operator. The claim alleged that Partner unlawfully charges its customers that are abroad for rejecting an incoming call. The plaintiffs noted that they could not estimate the total amount claimed in the lawsuit, if the lawsuit is certified as a class action On March 2, 2017, the Court dismissed the claim.

The litigations described below involve claims for which requests for certification as class actions were filed and which do not claim any specific amount of damages. Based on its best judgment of the merits or lack thereof of the class actions described below, the likely range of damages which may be involved, and any provisions made in respect thereof in the Company's balance sheet, the Company does not currently believe that the outcome of these class actions, individually or in the aggregate, will have a material negative effect on its financial situation.

1.
On July 14, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner is breaching its contractual and/or legal obligation and/or is acting negligently by charging V.A.T for roaming services that are consumed abroad. The plaintiff demands to return the total amount of V.A.T that was charged by Partner for roaming services that were consumed abroad. The plaintiff also pursued an injunction that will order Partner to stop charging VA.T for roaming services that are consumed abroad. In August 2014, the claim was dismissed and in October 2014, the plaintiff filed an appeal with the Supreme Court. The hearing was held in May 2016 before an expanded panel of seven judges and the parties are waiting for the Court's decision.

2.
On August 8, 2012, a claim and a motion to certify the claim as a class action were filed against 012 Smile and another Internet Service Provider. The claim alleges that the defendants breached certain provisions of their licenses by not offering their services at a unified tariff to all customers. The total amount claimed against 012 Smile, if the lawsuit is certified as a class action, was not stated by the plaintiff. The claim is still in its preliminary stage of the motion to be certified as a class action.

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

4.
On September 7, 2015, a claim and a motion to certify the claim as a class action were filed against the Company and 012 Smile. The claim alleges that Partner and 012 Smile overcharge its customers according to a special tariff for overseas call destinations that are defined by the Company as special tariff destinations despite the fact that they are fixed-line destinations. The total amount claimed against Partner and 012 Smile if the lawsuit is certified as a class action was not stated by the plaintiff. The parties were referred to mediation.

5.
On February 24, 2016, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company harasses recipients by sending advertising messages without receiving their prior approval for this. In addition, the content of the advertisements does not comply with the legal provisions, among others, with respect to the fact that most of the advertising messages do not easily include an option to remove or send a refusal notice.  The total amount claimed against the Company if the lawsuit is certified as a class action was not stated by the plaintiff. The claim is still in its preliminary stage of the motion to be certified as a class action.

6.
On April 21, 2016, a claim and a motion to certify the claim as a class action were filed against 012 Smile. The claim alleges that 012 Smile's infrastructure does not support data speeds that the Company publishes to its customers. The total amount claimed against the Company if the lawsuit is certified as a class action was not stated by the plaintiff. The claim is still in its preliminary stage of the motion to be certified as a class action.

7.
On November 1, 2016, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company sends text messages regarding the volume rate of data packages, which unlawfully include advertisement content, intended to encourage purchasing another data package. The total amount claimed against the Company if the lawsuit is certified as a class action was not stated by the plaintiff. The claim is still in its preliminary stage of the motion to be certified as a class action.

With respect to the following claims, we have begun to assess the risk involved for the Company but at this stage in our analysis we are unable to evaluate, with any degree of certainty, the probability of success of the lawsuit or the range of potential exposure, if any.

1.
On September 11, 2016, a claim and a motion to certify the claim as a class action were filed against 012 Smile and two other international long distance operators. The claim alleges that the defendants charged excessive tariffs from occasional customers for each long distance call minute, contrary to the Telecommunications Law (Telecommunications and Broadcasting), that allows a licensee to charge reasonable payment for a telecommunication service that it provides. The total amount claimed against 012 Smile if the lawsuit is certified as a class action was not stated by the plaintiff. The claim is still in its preliminary stage of the motion to be certified as a class action.

2.
On September 29, 2016, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner refunded its customers, in cases where it was apparent that they were overcharged, not in accordance with legal provisions. In addition, the claim alleges that Partner charges some of its customers that subscribe to the "One" service for the provision of this special service even though it was terminated. The plaintiff noted that it cannot estimate the total amount claimed in the lawsuit, should the lawsuit be certified as a class action. The claim is still in its preliminary stage of the motion to be certified as a class action.

During 2016, no new criminal proceedings were brought against us concerning the erection of network sites without building permits. As of December 31, 2016, two criminal proceedings were pending against us concerning the erection of network sites without building permits, none of which was pending against our officers and directors. We are currently negotiating with the relevant local authorities to reach a settlement regarding the relocation of affected sites or obtaining building permits for those sites. Settlements of previous criminal proceedings brought against us resulted in Partner, but not its officers or directors, admitting guilt and paying a fine, and also resulted in the imposition of demolition orders for the relevant sites, the execution of which have been stayed for a period of time to allow us to obtain the necessary permits or to relocate the relevant network site.

8A.2 DIVIDEND DISTRIBUTION POLICY

Our Articles of Association allow for our Board of Directors to approve all future dividend distributions, without the need for shareholder approval, subject to the provisions governing dividends under the Israeli Companies Law.

The Board of Directors resolved on September 19, 2012, to assess dividend distributions (and their scope) from time to time, by reference to, among other factors, the Company's cash flow, profitability, debt level, debt coverage ratios and the business environment in general. For the years ended December 31, 2014, 2015 and 2016, no dividend was declared by the Company. For risks relating to future payments of dividends see "Item 3D.2v Based on a decision of the Board of Directors in 2012, dividend distributions are assessed from time to time on the basis of various factors. There can be no assurance that dividends will be declared or, if they are, at what level. No dividends have been distributed since 2013.

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

8B.          Changes

No significant change has occurred since December 31, 2016, except as otherwise disclosed in this annual report. See also "Item 5D.2 Outlook".

ITEM 9.    THE OFFER AND LISTING

9A.          Offer and Listing Details

Our capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange under the symbol "PTNR". American Depositary Shares ("ADSs"), each representing one of the Company's ordinary shares, are quoted on the NASDAQ Global Select Market under the symbol "PTNR". The ADSs are evidenced by American Depositary Receipts ("ADRs") originally issued by JPMorgan Chase, as depositary under a Deposit Agreement, dated as of November 1, 1999, among the Company, JPMorgan Chase and registered holders from time to time of ADRs. ADSs were first issued in October 1999. From March 2006 until November 27, 2011, the Bank of New York served as our depositary for ADSs. Since November 28, 2011, Citibank serves as our depositary for ADSs.

The tables below set forth, for the periods indicated, the reported high and low closing quotations, not adjusted for dividends, based on information supplied by the National Association of Securities Dealers, Inc., and information supplied by the Tel Aviv Stock Exchange.

	NASDAQ		Tel Aviv Stock Exchange
	($ per ADS)		(NIS per ordinary share)
	High	Low	High	Low

2012	9.23	3.12	35.35	12.37

2013	9.75	5.46	35.00	20.30

2014	9.57	5.05	33.10	20.14

2015
First Quarter	4.99	2.72	19.54	11.05
Second Quarter	2.82	2.18	11.43	8.50
Third Quarter	5.00	2.52	19.65	10.01
Fourth Quarter	4.95	3.70	19.40	14.58

2016
First Quarter	4.84	4.07	19.16	16.20
Second Quarter	5.48	4.03	20.80	15.9
Third Quarter	5.02	4.44	19.66	17.14
Fourth Quarter	5.08	4.33	19.50	16.94

September 2016	5.02	4.46	19.01	17.14
October 2016	4.64	4.33	18.00	17.17
November 2016	4.85	4.36	18.98	16.94
December 2016	5.08	4.65	19.50	18.13
January 2017	5.87	5.09	22.34	18.44
February 2017	6.25	5.51	23.60	20.95
March 2017 (through March 23)	6.28	5.53	23.67	20.12

9B.          Plan of Distribution

Not applicable.

9C.          Markets

Our ADSs are quoted on the NASDAQ Global Select Market under the symbol "PTNR". Our ordinary shares are traded on the Tel Aviv Stock Exchange under the symbol "PTNR".

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

10B.2                  THE POWERS OF THE DIRECTORS

The power of our directors to vote on a proposal, arrangement or contract in which the director is personally interested is limited by the relevant provisions of the Israeli Companies Law and our Articles of Association. In addition, the power of our directors to vote compensation to themselves or any members of their body, requires the approval of the compensation committee, the Board of Directors and the general meeting of shareholders. Generally, the Annual Meeting of the Shareholders must be convened to elect directors and a shareholders meeting could terminate the term of office of directors. In addition, our Articles of Association provide that, in certain circumstances relating to our compliance with the license, our Board of Directors may remove any director from the Board of Directors by a resolution passed by 75% or more of the directors present and voting at the relevant meeting. See also "Item 6C Board Practices".

10B.3                  RIGHTS ATTACHED TO SHARES

Our registered share capital consists of a single class of 235 million ordinary shares, par value NIS 0.01 per share, of which 160,610,241 ordinary shares were issued and 159,215,730 were issued and outstanding as of March 1, 2017. All outstanding ordinary shares are validly issued and registered. The rights attached to our ordinary shares are described below.

Dividend Rights

Holders of ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The Board of Directors may propose and approve distribution of a dividend with respect to any fiscal year or quarter only out of profits, subject to the provisions of the Israeli Companies Law. See "Item 10E Taxation."

Shares which are treated as dormant under section 44.6 of our Articles of Association (under circumstances relating to compliance with our license) retain the rights to receive dividends or other distributions to shareholders, and to participate in rights offerings, but no other rights. See "Item 4B.13f Our Mobile Telephone License".

One year after a dividend has been declared and is still unclaimed, the Board of Directors is entitled to invest or utilize the unclaimed amount of the dividend in any manner to the benefit of the Company until it is claimed. We are not obligated to pay interest or linkage on an unclaimed dividend.

Voting Rights

Holders of issued and outstanding ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders either in person or by proxy. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital. In the event that a quorum is not present within thirty minutes of the scheduled time, the shareholders' meeting will be adjourned to the same day of the following week, or the next business day thereafter, at the same time and place, or such time and place as the Board of Directors may determine. If at such reconvened meeting a quorum is not present after the lapsing of 30 minutes from the time appointed for holding the meeting, one or more shareholders present in person or by proxy holding or representing in the aggregate at least 10% of the voting rights in the Company will generally constitute a quorum. Any shareholder seeking to vote at a general meeting of our shareholders must first notify us if any of the shareholder's holdings in the Company requires the consent of the Ministry of Communications. The instructions of a shareholder will not be valid unless accompanied by a declaration by the shareholder as to whether or not the shareholder's holdings in the Company or the shareholder's vote requires the consent of the Ministry of Communications due to a breach by the shareholder of the restrictions on transfer or acquisition of means of control, or provisions regarding cross-ownership with other mobile telephone operators or shareholdings or agreements which may reduce or harm competition. If the shareholder does not provide such certification declaration, his instructions will be invalid and his vote not counted.

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

Under our Articles of Association our directors are generally elected by an ordinary majority of the shareholders at each duly convened annual meeting, and serve until the next annual meeting, and our external directors are elected in accordance with applicable law and/or relevant stock exchange rules applicable to us; or until their respective successors are elected and qualified, whichever occurs first, or in the case of Israeli directors who are appointed by the founding Israeli shareholders, generally upon a written notice signed by at least two of the founding Israeli shareholders who are the record holders of  (i) at least 50% of minimum Israeli holding shares or (ii), who hold in the aggregate the highest number of minimum Israeli holding shares among the Israeli founding shareholders. Any Israeli founding shareholders who have specified connections to a competing mobile radio telephone operator (as defined in the license) of the Company are prohibited from participation in any such appointment. The notice is addressed to the Company's company secretary indicating his appointment, until their respective successors are elected upon such notice. In each annual meeting the directors that were elected at the previous annual meeting are deemed to have resigned from their office, excluding the external directors, who according to the Israeli Companies Law, are elected for a period of three years and the Israeli director whose appointment is terminated generally by a written notice by himself or by the founding Israeli shareholders. A resigning director may be reelected. Each ordinary share represents one vote. No director may be elected or removed on the basis of a vote by dormant shares. The ordinary shares do not have cumulative voting rights in the election of directors.

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

Rights in the Company's Profits

Our shareholders have the rights to share in our profits distributed as a dividend and any other permitted distribution. See "Item 10B.3 Rights Attached to Shares-–Dividend Rights."

Rights in the Event of Liquidation

All of our ordinary shares confer equal rights among them with respect to amounts distributed to shareholders in case of liquidation.

Rights in the Event of Reorganization

Upon the sale of the property of the Company, the Board of Directors or the liquidators (in case of a liquidation) may receive and, if the Company's profits so permit, distribute among the shareholders fully or partially paid up shares, bonds or securities of another company or any other property of the Company without selling them or depositing them with trustees on behalf of the shareholders, provided, however, that they have received the prior authorization adopted by a special majority of the shareholders of the Company (representing at least 75% of the votes of shareholders participating and voting in the relevant general meeting). Such special majority may also decide on the valuation of such securities or property, unless the Company is in or beginning a liquidation process.

Limitations on Ownership and Control

Ownership and control of our ordinary shares are limited by the terms of our licenses and our Articles of Association. See "Item 4B.13f Our Mobile Telephone License-License Conditions" and "Revoking, limiting or altering our license."

In order to comply with the conditions and restrictions imposed on us by the Ministry of Communications or under our licenses in relation to ownership or control over us, under certain events specified in our Articles of Association, the Board of Directors may determine that certain ordinary shares are dormant shares. According to our Articles of Association, dormant shares bear no rights as long as they are dormant shares, except for the right to receive dividends and other distributions to shareholders. Consequently, we have received an exemption from the requirement set out in NASDAQ's Marketplace Rule 4351 that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the US Securities Exchange Act cannot be disparately reduced or restricted through any corporate action or issuance. In addition, the Board of Directors shall not register a person as a holder of a share before receipt of their declaration that they are not a "relevant person" as defined in our Articles of Association.

Our Compensation Policy allows us to allocate in addition to shares, restricted shares. For rights attached to restricted shares see "Item 6E.2 EQUITY INCENTIVE PLAN".

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

10B.5                  ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

The Board of Directors must convene an annual general meeting of shareholders at least once every calendar year, within fifteen months of the last annual general meeting. In accordance with our Articles of Association, notice of a general meeting must be sent to each registered shareholder no later than five days after the record date set by the Board of Directors for that meeting, unless a different notice time is required under applicable law. An extraordinary meeting may be convened by the Board of Directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders holding in the aggregate at least 5% of our issued capital and at least 1% of the voting rights of the Company; or (ii) at least 5% of the voting right of the Company, can seek to convene a shareholders meeting or as otherwise permitted by the Israeli Companies Law. See "Item 10B.3 RIGHTS ATTACHED TO SHARES–Voting Rights."

One or more shareholders holding (alone or in the aggregate), 1% or more of the share capital of the Company may request that the Board of Directors include an issue on the agenda of a general meeting of shareholders (including the nomination of a candidate to the board of directors), provided that such issue is suitable to be discussed in the general meeting of shareholders. Pursuant to an amendment to regulations promulgated under the Israeli Companies Law, effective from July 2014, said shareholder request should be submitted to the company within three or seven days (depending on the type of resolution dealt with in the convened meeting) following publication of the Company's notice with respect to its general meeting of shareholders, or, if the Company publishes a preliminary notice stating its intention to convene such meeting and the agenda thereof, within fourteen days of such preliminary notice. Any such proposal must further comply with the information requirements and time frames under Israeli law.

10B.6                  LIMITATIONS ON THE RIGHTS TO OWN OUR SECURITIES

For limitations on the rights to own our securities see "Item 4B.13f Our Mobile Telephone License– License Conditions," " – Our Permit Regarding Cross Ownership" and "Item 10B.3 Rights Attached to Shares – Limitations on Ownership and Control."

10B.7                  LIMITATIONS ON CHANGE IN CONTROL AND DISCLOSURE DUTIES

For limitations on change in control see "Item 4B.13f Our Mobile Telephone License– License Conditions" and "– Our Permit Regarding Cross Ownership".

10B.8                  CHANGES IN OUR SHARE CAPITAL

Changes in our share capital are subject to the approval of the shareholders at a general meeting of shareholders by a special majority of 75% of the votes of shareholders participating and voting in the general meeting of shareholders.

10B.9                  OUR LICENSE PREVAILS IN CASE OF AN INCONSISTENCY

If any article of our Articles of Association is found to be inconsistent with the terms of our mobile telephone license granted by the Ministry of Communications (see "Item 4B.13f Our Mobile Telephone License") or of any other telecommunications license we hold, the provisions of such Article shall be deemed null and void.

10C.       Material Contracts

Settlement Agreement with Orange Brand Services Ltd. In June 2015, we entered into a settlement agreement with Orange regarding the brand license agreement between the parties, according to which each of the parties had the right to terminate the brand license agreement under certain conditions. The settlement agreement also provided for payments to Partner in the event that Partner chose to terminate the brand license agreement. –see "Item 5A.1c Settlement Agreement with Orange Brand Services Ltd."

Network sharing agreement. In April 2015, the Ministry of Communications approved the 15- year Network Sharing Agreement that we entered into with HOT Mobile. Pursuant to the Network Sharing Agreement, the parties created a 50-50 limited partnership, the purpose of which is to operate and develop a cellular network to be shared by both parties, starting with a pooling of both parties' radio access network infrastructures to create a single shared radio access network. The limited partnership began operations in August 2015. See "Item 4B.9 OUR NETWORK".

Right of Use Agreement with HOT Mobile. Partner and HOT Mobile entered into a Right of Use agreement, which took effect on November 8, 2013, and was valid until April 1, 2016. Under the Right of Use agreement, Partner provided services to HOT Mobile in the form of a right of use of Partner's radio cellular network. According to the Right of Use agreement, HOT Mobile paid Partner fixed base payments with additional variable payments based, among other things, on traffic volume exceeding a defined threshold. See "Item 4B.9 OUR NETWORK".

i-Phone Agreement. Following the expiration of a previous agreement, in June 2016, we entered into a non-exclusive agreement with Apple Distribution International for the purchase and resale of iPhone handsets in Israel. Pursuant to the agreement, we agreed to purchase a minimum quantity of iPhone handsets per year, for a period of three years. These purchases will represent a significant portion of our expected handset purchases and sales over that period.

Fixed-line transmission services. In April 2012, we signed a five- year agreement with Bezeq effective as of January 1, 2012, for the supply of transmission services for use in Partner's mobile network. The agreement replaced an earlier transmission agreement between the parties from 2008. The transmission services to be purchased in accordance with this agreement, together with the use of the Company's own transmission network, will allow Partner to meet all its transmission requirements, at an improved cost during the next five years. Partner's minimum annual commitment was NIS 57 million for the year 2013 and gradually increased to NIS 71 million for the year 2016 due to the increase in the scope of the capacity purchased in accordance with the layout agreed upon by the parties. Commencing April 2015, Hot Mobile undertakes its share in these expenses through PHI according to the OPEX-CAPEX mechanism, see Note 9 to the consolidated financial statements.

Registration Rights Agreement. We have entered into registration rights agreements with  S.B, Israel Telecom, our principal shareholder, in which we granted our principal shareholders the right to require us to register ordinary shares held by them under the US Securities Act. See "Item 7B.2 REGISTRATION RIGHTS".

Network upgrade and deployment of fourth generation network. On October 25, 2010, we entered into an agreement with Ericsson for the upgrade of our existing networks and the deployment of our fourth generation network in Israel for an initial term that ended at the end of 2014. We extended the initial period by an additional period of one year for the provision of support and maintenance services until the end of 2015 and again until the end of 2016 and recently we have ordered maintenance services for the years 2017 and 2018. See "Item 4B.9f Suppliers" and "Item 5A.1g Agreement for the Upgrade of Our Existing Networks and the Deployment of Fourth Generation Network in Israel".

Med Nautilus Agreement. We have an agreement with Med Nautilus for the provision of international capacity services through submarine infrastructure, which connects countries bordering the Mediterranean Sea to all major Western European countries and from there to the rest of the world until 2023 with an option to extend the agreement until 2030.

10D.       Exchange Controls

There are no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us and our wholly-owned subsidiaries, except or otherwise as set forth under "Item 10E Taxation."

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

The following is a summary of the current tax laws of the State of Israel as they relate to us and to our shareholders and also includes a discussion of the material Israeli tax consequences for persons purchasing our ordinary shares or ADSs, both referred to below as the "Shares". To the extent that the discussion is based on legislation yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended and should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our Shares, including, in particular, the effect of any foreign, state or local taxes.

Israeli Tax Reforms

On July 24, 2002, the Israeli Parliament enacted income tax reform legislation, commonly referred to as the "2003 Tax Reform". The 2003 Tax Reform has introduced fundamental and comprehensive changes into Israeli tax laws. Most of the legislative changes took effect on January 1, 2003. The 2003 Tax Reform has introduced a transition from a primarily territorial-based tax system to a personal-based system of taxation with respect to Israeli residents. The 2003 Tax Reform has also resulted in significant amendment of the international taxation provisions, and new provisions concerning the taxation of capital markets including the abolishment of currently "exempt investment routes" (e.g., capital gains generated by Israeli individuals from the sale of securities traded on the Tel-Aviv Stock Exchange). Under the 2003 Tax Reform legislation the Shares are no longer regarded and defined as "foreign traded securities" and thus certain associated Israeli tax aspects will accordingly be subject to change as discussed below.

A relatively short time after the 2003 Tax Reform, the Israeli Parliament approved on July 25, 2005 an additional income tax reform legislation (the "2006 Tax Reform") pursuant to the recommendations of a committee appointed by the Israeli Minister of Finance, which incorporated additional fundamental changes to Israeli tax law. The 2006 Tax Reform outlines a path towards uniformity in the taxation of interest, dividend and capital gains derived from securities. The "Tax Burden Distribution Law" legislation amendments (2011) that were published in December 2011, which became effective on January 1, 2012, abolished the reduction of income tax rates for corporations and individuals and increased, amongst other things, the corporate tax rate and the tax rates on individual's dividend income. On July 27, 2013 following the Tax Burden Distribution Law, the Israeli Parliament approved The Law For the Change in National Priorities (Legislation Amendment to Achieving Budget Goals for years 2013 and 2014), 2013 (the "2013 Amendment"). On January 4, 2016, the Israeli Parliament approved an amendment for the Israeli tax Ordinance (Number 216), according to which corporate tax rate will be updated for 2016 (the "2016 Amendment"). It should be noted that the 2016 amendment was considered an event after the reporting period which influenced the Company's deferred taxes as of the tax year 2016.  Would the law have been approved at December 31, 2015, the deferred tax asset as of December 31, 2015 would have decreased in the amount of approximately NIS 4 million, with corresponding decrease in deferred tax expenses in the income statement. On December 29, 2016, the Israeli Parliament passed the Israeli Economic Recuperation Law (legislated amendments to achieve implementation of the Economic Policy for the budget years 2017-2018) ("The New Amendment"), which, amongst other things, reduces the regular corporate tax rate, and changes the requirement regarding surplus tax.

Various issues related to the above legislations remain unclear in view of the legislative language utilized and the lack of authoritative interpretations at this stage. The analysis below is therefore based on our current understanding of the new legislation.

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income (including capital gains). In general, the regular corporate tax rate in Israel for 2014 and 2015 was 26.5%, and for 2016 was 25%. According to the New Amendment, the regular corporate tax for 2017 will decrease to a rate of 24% and, as of 2018, there will be a further reduction to 23%.

Special Provisions Relating to Taxation under Inflationary Conditions

Until 2008, our taxable income was determined under the Income Tax (Inflationary Adjustment) Law 1985 (the "Inflationary Adjustments Law"), which attempts to overcome some of the problems presented to a traditional tax system by inflation.

In February 2008, the Israeli Parliament approved Amendment No. 20 to the Inflationary Adjustments Law ("the Amendment"). The Amendment repealed the Inflationary Adjustments Law as of January 1, 2008 and set certain transitionary rules.

Tax on Capital Gains of Shareholders

•
General. Israeli law generally imposes a capital gains tax on the sale of capital assets by residents of Israel as defined for Israeli tax purposes, and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of our Shares by some of our shareholders (see discussion below). The Israeli Income Tax Ordinance distinguishes between "Real Capital Gain" and "Inflationary Surplus". Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the CPI between the date of purchase and the date of sale. In 2016, the real capital gain accrued on the sale of our Shares was generally taxed at a rate of 25% for corporations (26.5% for 2014 and 2015, and 24% for 2017) and a rate of up to 25% for individuals. Additionally, if such individual shareholder is considered a "Significant Shareholder" at any time during the 12-month period preceding such sale (i.e., if such individual shareholder holds directly or indirectly, along with others, at least 10% of any means of control in the company, including, among other things, the right to receive profits of the company, voting rights, the right to receive the company's liquidation proceeds and the right to appoint a director), the tax rate will be up to 30%.

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

Please note that an individual Israeli tax resident may be required to pay up to 48% on his yearly taxable income, subject to certain exceptions. In addition, as of January 1, 2013, an individual Israeli tax resident is required to pay an additional tax at the rate of 2% on his yearly taxable combined income from any source exceeding NIS 811,560 for 2014 and NIS 810,720 for 2015 and 2016. According to the New Amendment, from 2017 the additional tax rate will be 3% and the amount will be updated to NIS 640,000.

Corporations

Shareholders who are corporations will be generally subject to tax at the corporate tax rate on the realized capital gain as described in "General Corporate Tax Structure" in Item 10E above.

Different taxation rules may apply to shareholders who purchased the Shares prior to January 1, 2009, or prior to the listing on the Tel Aviv Stock Exchange or the Nasdaq Global Market. Such Shareholders should consult with their own tax advisors for the tax consequences upon sale.

In general, a partnership will be a transparent entity for Israeli tax purposes and its partners will be subject to tax with respect to their share in accordance with each of their applicable tax status and rates.

In general, under the Israel Tax Ordinance, public institutions are exempt from tax.

•               Taxation of Non-Israeli Residents

As mentioned above, Israeli law generally imposes a capital gains tax on sales of capital assets, including securities and any other direct or indirect rights to capital assets located in Israel. This tax is also applicable to non-Israeli residents of Israel as follows:

Under Israeli law, the capital gain from the sale of shares by non-Israeli residents is tax exempt in Israel as long as our Shares are listed on the NASDAQ Global Select Market or any other stock exchange recognized by the Israeli Ministry of Finance (this condition shall not apply to shares purchased on or after January 1, 2009) and provided that certain other conditions are met, the most relevant of which are: (A) the capital gain is not attributed to the foreign resident's permanent establishment in Israel, (B) the shares were acquired by the foreign resident after the company's shares had been listed for trading on the foreign exchange, and (C) if the seller is a corporation, less than 25% of its means of control are held by Israeli residents. It should be noted that with respect to shares which are listed on the Israeli stock exchange market, a tax exemption may apply under certain different conditions.

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

Where the seller is an individual, the applicable withholding tax rate would be 25%, or 30% where the seller is a significant shareholder.

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

Non-residents of Israel (both individuals and corporations) are subject to income tax on income accrued or derived from sources in Israel, including dividends from Israeli corporations. The distribution of dividend income, other than bonus shares (stock dividends), to non-residents of Israel will generally be subject to income tax at a rate of 25% (or 30% for a shareholder that is considered a Significant Shareholder (as defined above) at any time during the 12-month period preceding such distribution), unless a lower rate is stipulated by a double tax treaty between the State of Israel and the shareholder's country of residence.

In the event of actual payment of any dividends on our Shares the following withholding rates will be applied: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25% (iii) non-Israeli residents – 25%, subject to a reduced tax rate under an applicable double tax treaty; (iv) Israeli resident individual who is a Significant Shareholder – 30%; and (v) non -Israeli resident who is a Significant Shareholder – 30%, subject to a reduced tax rate under an applicable double tax treaty. Nevertheless, if the Shares are held through a Nominee Company, as defined in the Israel Securities Act, the withholding tax rate for shareholders under (iv) and (v) above shall be 25% (subject to a reduced tax rate under an applicable double tax treaty for non-Israeli residents).

A non-resident of Israel that has received a dividend income derived from an Israeli corporation, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided that such income was not connected to or derived from a trade or business conducted in Israel by such person.

Repatriation

Non-residents of Israel who acquire any of the Shares of the Company will be able to repatriate dividends, liquidation distributions and the proceeds from the sale of such shares in non-Israeli currencies at the rate of exchange prevailing at the time of repatriation provided that any applicable Israel income tax has been paid, or withheld, on such amounts. US holders should refer to the "United States Federal Income Considerations" section below with respect to the US federal income tax treatment of foreign currency gain or loss.

The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential Israeli tax effects of holding of our shares. We recommend that shareholders consult their tax advisors concerning the Israeli and non-Israeli tax consequences to them of holding our shares.

Taxation of Residents of the United States under the US Treaty

Residents of the United States generally will be subject to withholding tax in Israel on dividends paid, if any, on Shares (including ADSs). Generally, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income (the "US Treaty"), the maximum rate of withholding tax on dividends paid to a holder of Shares (including ADSs) who is a resident of the United States (as defined in the US Treaty) will be 25%. Under the US Treaty, the withholding tax rate on dividends will be reduced to 12.5% if (i) the shareholder is a U.S. resident corporation which holds during the portion of the taxable year which precedes the date of payment of the dividend, and during the whole of its prior taxable year, at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and (ii) not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year consists of certain types of interest or dividends.

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

Subject to the exemptions from capital gains prescribed in the Israeli Income Tax Ordinance (as described above), purchasers of Shares (including ADSs) who are residents of the United States and who hold 10% or more of the outstanding Shares at any time during such 12-month period will be subject to Israeli capital gains tax. However, under the US Treaty, residents of the United States (as defined in the US Treaty) generally would be permitted to claim a credit for this tax against US federal income tax imposed on the sale, exchange or other disposition, subject to the limitations in US laws applicable to the utilization of foreign tax credits generally.

The application of the US Treaty provisions to dividends and capital gains described above is conditioned upon the fact that such income is not effectively connected with a permanent establishment (as defined in the US Treaty) maintained by the non-Israeli resident in Israel.

United States Federal Income Tax Considerations

The following discussion is a summary of certain material US federal income tax considerations applicable to a US holder (as defined below) regarding the acquisition, ownership and disposition of Shares or ADSs. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed US Treasury regulations, administrative pronouncements, rulings and judicial decisions as of the date of this annual report. All of these authorities are subject to change, possibly with retroactive effect, and to change or changes in interpretation. In addition, this summary does not discuss all aspects of US federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under US federal income tax law, including US expatriates, insurance companies, banks, regulated investment companies, securities broker-dealers, financial institutions, tax-exempt organizations, persons holding Shares or ADSs as part of a straddle, hedging or conversion transaction, persons subject to the foreign tax credit splitting events rules, persons subject to the alternative minimum tax, persons who acquired their Shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, US holders having a functional currency other than the US dollar, persons owning (directly, indirectly or by attribution) 10% or more of our outstanding share capital or voting stock and persons not holding the Shares or ADSs as capital assets. This discussion also does not address the consequences of the Medicare tax on net investment income or any aspect of state, local or non-US tax law or any other aspect of US federal taxation other than income taxation.

As used herein, the term "US holder" means a beneficial owner of an ordinary share or an ADS who is eligible for benefits as a US resident under the limitation on benefits article of the US Treaty (as defined above in "–Taxation of Residents of the United States under the US Treaty"), and is:

•	a citizen or individual resident of the United States for US federal income tax purposes;

•	a corporation (or an entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to US federal income taxation regardless of its source; or

•	a trust if (A) a US court is able to exercise primary supervision over the trust's administration and (B) one or more US persons have the authority to control all of the trust's substantial decisions.

If a partnership, or other entity or arrangement treated as a partnership for US federal income tax purposes, holds Shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partnership or a partner in a partnership that holds Shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of Shares or ADSs.

For US federal income tax purposes, US holders of ADRs will be treated as owners of the ADSs evidenced by the ADRs and the Shares represented by the ADSs. Furthermore, deposits or withdrawals by a US holder of Shares for ADSs, or of ADSs for Shares, will not be subject to US federal income tax. The statement of US federal income tax law set forth below assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

US holders should review the summary above under "Israeli Tax Considerations" and "Taxation of Residents of the United States under the US Treaty" for a discussion of the Israeli taxes which may be applicable to them.

Holders of Shares or ADSs should consult their own tax advisors concerning the specific Israeli, US federal, state and local tax consequences of the ownership and disposition of the Shares or ADSs in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, US holders are urged to consult their own tax advisors concerning whether they will be eligible for benefits under the US Treaty.

Dividends

A US holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the Shares and ADSs, including the amount of any Israeli taxes withheld in respect of such dividend. Dividends paid by us will not qualify for the dividends-received deduction applicable in certain cases to US corporations.

The amount of any distribution paid in NIS, including the amount of any Israeli withholding tax thereon, will be included in the gross income of a US holder of Shares in an amount equal to the US dollar value of the NIS calculated by reference to the spot rate of exchange in effect on the date the distribution is received by the US holder or, in the case of ADSs, by the Depositary. If a US holder converts dividends paid in NIS into US dollars on the day such dividends are received, the US holder generally should not be required to recognize foreign currency gain or loss with respect to such conversion. If the NIS received in the distribution are not converted into US dollars on the date of receipt, any foreign currency gain or loss recognized upon a subsequent conversion or other disposition of the NIS will be treated as US source ordinary income or loss. Special rules govern and special elections are available to accrual method taxpayers to determine the US dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are urged to consult their own tax advisors regarding the requirements and the elections applicable in this regard. Dividends paid with respect to Shares may be subject to rules applicable where US persons own 50% or more (by vote or value) of a foreign corporation, and such rules could adversely affect the US shareholders' ability to use US foreign tax credits.

Any dividends paid by us to a US holder on the Shares or ADSs will be treated as foreign source income and generally will be categorized as "passive income" for US foreign tax credit purposes. Subject to the limitations in the Code, as modified by the US Treaty, a US holder may elect to claim a foreign tax credit against its US federal income tax liability for Israeli income tax withheld from dividends received in respect of Shares or ADSs. US holders who do not elect to claim the foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which the US holder elects to do so with respect to all foreign income taxes. A deduction does not reduce US tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits. The rules relating to the determination of the foreign tax credit are complex. Accordingly, if you are a US holder of Shares or ADSs, you should consult your own tax advisor to determine whether and to what extent you would be entitled to the credit.

Certain US holders (including individuals) are eligible for reduced rates of US federal income tax in respect of "qualified dividend income". For this purpose, qualified dividend income generally includes dividends paid by a non-US corporation if, among other things, the US holders meet certain minimum holding period requirements and the non-US corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty (such as the US Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our Shares and ADSs should constitute qualified dividend income for US federal income tax purposes. We anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to US holders. In computing foreign tax credit limitations, non-corporate US Holders may take into account only a portion of a qualified dividend to reflect the reduced US tax rate applicable to such dividend. Individual US holders of Shares or ADSs are urged to consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular situation and regarding the computations of their foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

Sale, Exchange or Other Taxable Disposition

Upon the sale, exchange or other taxable disposition of Shares or ADSs, a US holder generally will recognize capital gain or loss equal to the difference between the US dollar value of the amount realized on the sale, exchange or other taxable disposition and the US holder's adjusted tax basis, determined in US dollars, in the Shares or ADSs. Any gain or loss recognized upon the sale, exchange or other taxable disposition of the Shares or ADSs will be treated as long-term capital gain or loss if, at the time of the sale, exchange or other taxable disposition, the holding period of the Shares or ADSs exceeds one year. In the case of individual US holders, capital gains generally are subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses by a US holder is subject to significant limitations. US holders should consult their own tax advisors in this regard.

In general, gain or loss recognized by a US holder on the sale, exchange or other taxable disposition of Shares or ADSs will be US source income or loss for US foreign tax credit purposes. Pursuant to the US Treaty, however, gain from the sale or other taxable disposition of Shares or ADSs by a holder who is a US resident, for US Treaty purposes, and who sells the Shares or ADSs within Israel may be treated as foreign source income for US foreign tax credit purposes.

US holders who hold Shares or ADSs through an Israeli stockbroker or other Israeli intermediary may be subject to an Israeli withholding tax on any capital gains recognized if the US holder does not obtain approval of an exemption from the Israeli Tax Authorities. See "Israeli Tax Considerations" above. US holders are advised that any Israeli tax paid under circumstances in which an exemption from such tax was available will not give rise to a deduction or credit for foreign taxes paid for US federal income tax purposes. US holders are advised to consult their Israeli stockbroker or intermediary regarding the procedures for obtaining an exemption.

If a US holder receives NIS upon the sale of Shares, that US holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the Shares and the date the sales proceeds are converted into US dollars.

Passive Foreign Investment Company Rules

A non-US corporation will be classified as a Passive Foreign Investment Company (a "PFIC") for any taxable year if (i) at least 75% of its gross income consists of passive income, (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person) and gains on the disposition of certain minority interests or (ii) at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2016. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our Shares, ADSs and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences. These consequences may include having the gains that are realized on the disposition of Shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges with respect to certain dividends and gains and on the sale or other disposition of the Shares or ADSs. Furthermore, dividends paid by a PFIC are not eligible to be treated as "qualified dividend income" (as discussed above). In addition, if a US holder holds Shares or ADSs in any year in which we are treated as a PFIC, such US holder will be subject to additional tax form filing and reporting requirements.

Application of the PFIC rules is complex. US holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership of our Shares or ADSs.

Information Reporting and Backup Withholding

Dividend payments with respect to Shares or ADSs and proceeds from the sale, exchange or other disposition of Shares or ADSs may be subject to information reporting to the Internal Revenue Service (the "IRS") and possible US backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN or IRS W-8BEN-E) in connection with payments received in the United States or through certain US-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's US federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely fashion.

In addition, certain US holders who are individuals that hold certain foreign financial assets as defined in the Code (which may include Shares or ADSs) are required to report information relating to such assets, subject to certain exceptions.

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

We have liabilities in NIS linked to the CPI and in foreign currencies. The following table provides information derived from the financial statements about these liabilities as of December 31, 2015 and 2016.

Non-Derivative Instruments

	As of December 31, (NIS equivalent in millions, except percentages)
	2016		2015
	Fair Value	Book Value	Fair Value	Book Value

NIS-denominated debt linked to the CPI (1)

Long-term fixed Notes payable series B due 2016			123	121
Weighted average interest rate payable				3.4%
Long-term fixed Notes payable series C due 2018	440	423	724	695
Weighted average interest rate payable		3.35%		3.35%
Long-term borrowing bearing fixed interest	199	197	210	198
Weighted average interest rate payable		3.42%		3.42%
Other payables (2)			1	1

NIS-denominated debt not linked to the CPI
Long-term variable interest Notes payable series D due 2021	548	543	548	543
Weighted average interest rate payable		1.30%		1.34%
Long-term fixed Notes payable series E due 2017	127	121	399	371
Weighted average interest rate payable		5.5%		5.5%
Long-term borrowing bearing variable interest (2)	152	152	152	152
Weighted average interest rate payable		1.6%		1.63%
Long-term borrowing bearing fixed interest	162	150	170	150
Weighted average interest rate payable		5.7%		5.7%
Long-term borrowing bearing fixed interest	195	200	200	200
Weighted average interest rate payable		3%		3%
Long-term borrowing bearing fixed interest	182	182	198	196
Weighted average interest rate payable		3%		3%
Long-term borrowing bearing fixed interest	76	76	75	75
Weighted average interest rate payable		3.71%		3.71%
Long-term borrowing bearing fixed interest	204	200	203	200
Weighted average interest rate payable		4.25%		4.25%
Long-term borrowing bearing fixed interest	201	200	200	200
Weighted average interest rate payable		3.884%		3.884%
Long-term borrowing bearing fixed interest	260	250
Weighted average interest rate payable		4.95%
Trade payables and others (2)	630	630	630	630

Debt denominated in foreign currencies (2)

Trade payables denominated in USD	132	132	117	117

Trade payables denominated in other foreign currencies (mainly Euro)	19	19	46	46
Total	3,527	3,475	3,995	3,894

(1)	Amounts due for payment of principal and interest are adjusted according to the CPI. See "Item 5B Liquidity and Capital Resources".

(2)	Book value approximates fair value.

11B.       Foreign Exchange and Inflation

Substantially all of our revenues and a majority of our operating expenses are denominated in NIS. However, in 2016, approximately one quarter of our operating expenses were linked or denominated to non-NIS currencies, mainly the US dollar. These expenses related mainly to the acquisition of handsets and other equipment where the price paid by us is based on various foreign currencies, mainly the US dollar. Since May 2013, we do not enter into derivative transactions and thus we are exposed to the aforementioned foreign currency fluctuations. We do not hold or issue derivative financial instruments for trading purposes. In addition, a substantial amount of our capital expenditures are incurred in, or linked to, non-NIS currencies, mainly the US dollar. See Note 6 to the consolidated financial statements for description of the market risks.

Our Note payable series C and our borrowings in a total principal amount of NIS 621 million as of December 31, 2016, are currently in NIS and are linked to the CPI. We may not be able to raise our tariffs pursuant to our license in a manner that would fully compensate for any increase in the CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our finance expenses without an offsetting increase in revenue. In 2016, the CPI effective as of  December 31, 2016, decreased 0.3%, compared to the CPI effective as of December 31, 2015, causing income of  NIS 2 million in our finance costs, net, compared to a decrease of 0.9% in 2015, which caused income of NIS 9 million in finance costs, net. See Note 24 to the consolidated financial statements.

Sensitivity analysis

A change of the CPI as at December 31, 2016, would increase (decrease) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels in millions

December 31, 2016
Increase in the CPI of	2%	(9)	(9)
Decrease in the CPI of	(2)%	9	9

A change of the USD exchange rate as at December 31, 2016, would increase (decrease) equity and profit in 2016 by the amounts shown below as regards assets and liabilities as of December 31, 2016, and expected capital expenditure purchases in 2017. The analysis below does not take into account the effect of any change in USD with respect to possible future commitments and other future expected purchases in US dollars, since the Company believes that it will be able to adjust NIS prices for goods and services it sells in the Israeli market to reflect any significant increases in cost resulting from changes in the NIS-USD exchange rate. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels in millions

December 31, 2016
Increase in the USD of	10%	(8)	(8)
Decrease in the USD of	(10)%	8	8

11C.       Interest rates

Since one of our notes payable and one of our non-current borrowings bear variable interest rate, changes in interest rates cause cash flow risks. As of December 31, 2016, our Notes payable series D in a principal amount of NIS 543 million, and our borrowing in a principal amount of NIS 152 million bear variable rates of interest.

Sensitivity analysis

An increase (decrease) of 1% interest rates during 2016 in respect of our notes payable and non-current borrowing bearing variable interest would have resulted in an annual increase (decrease) in interest expenses (income) of NIS 7 million. This analysis assumes that all other variables remain constant.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and charges payable by ADR holders

Citibank serves as the depositary (the "Depositary") for our American Depositary Receipt ("ADR") program. Pursuant to the deposit agreement between the Company, the Depositary and owners and holders of ADRs (the "Deposit Agreement"), ADR holders may be required to pay various fees to the Depositary. In particular, the Depositary, under the terms of the Deposit Agreement, may charge the following fees: (i) Issuance Fee: to any person depositing shares or to whom ADSs are issued upon the deposit of shares, a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) (excluding issuances as a result of distributions described in paragraph (iv) below); (ii) Cancellation Fee: to any person surrendering ADSs for cancellation and withdrawal of deposited securities or to any person to whom deposited securities are delivered, a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) surrendered;(iii) Cash Distribution Fee: to any holder of ADS(s), a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) held for the distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements); (iv) Stock Distribution/Rights Exercise Fee: to any holder of ADS(s), a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) held for (a)stock dividends or other free stock distributions or (b)exercise of rights to purchase additional ADSs; (v) Other Distribution Fee: to any holder of ADS(s), a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) held for the distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares); and (vi) Depositary Services Fee: to any holder of ADS(s), a fee not in excess of $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary. The parties agreed to allow Citibank to charge an additional $1.00 per 100 ADSs (a fee not in excess of $6.00 in aggregate) in the event that the Company does not pay cash or stock dividends.

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

Amounts received from the Depository

During 2016, the Company received from Citibank payments in the amount of approximately $541,292.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2016. Disclosure controls and procedures means controls and other procedures designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures in place as of December 31, 2016, were effective.

(b) Management's Report on Internal Control over Financial Reporting. Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

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

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2016, based on the framework for Internal Control-Integrated Framework (2013) set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2016.

Our internal control over financial reporting as of December 31, 2016, has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, as stated in their report which is included under Item 18.

(c) Attestation report of the registered public accounting firm. The attestation report of Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, regarding the Company's internal control over financial reporting is included under Item 18.

(d) Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2016, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

16A.       AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Dr. Michael Anghel, Mr. Barry Ben-Zeev and Mr. Arik Steinberg are "audit committee financial experts" as defined in Item 16A of Form 20-F. All the members of the audit committee are "independent directors" as defined in the SEC requirements applicable to us.

16B.       CODE OF ETHICS

In 2016, we reviewed and updated our Code of Ethics. As previously, the revised Code of Ethics applies to our directors, officers and employees. The principal modifications to our Code of Ethics adopted in 2016 include: an updated statement setting forth the values underlying the Code of Ethics following the rebranding of our products and services and an updated detailed guide to appropriate behavior toward interested parties, including customers, suppliers, employees, directors, shareholders, franchisers and the community in which the Company operates.

A copy of our Code of Ethics is posted on our website at www.partner.co.il under "Investor Relations-Corporate Governance-Code of Ethics".

16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, our independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited ("PwC"), have served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2016, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by PwC to Partner in 2015 and 2016.

	2015	2016
	(NIS thousands)	(NIS thousands)

Audit Fees (1)	2,265	2,251
Audit-related Fees (2)	441	349
Tax Fees (3)	436	551
TOTAL	3,142	3,151

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

Audit Committee Pre-approval Policies and Procedures

Our audit committee's specific responsibilities in carrying out its oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company include the approval of audit and non-audit services to be provided by the external auditor. The audit committee approves in advance the particular services or categories of services to be provided to the Company during the following yearly period and also sets forth a specific budget for such audit and non-audit services. Additional non-audit services may be pre-approved by the audit committee.

16D.       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Not applicable.

16F.        CHANGE IN REGISTRANT'S CERTIFYING ACOUNTANT

Not applicable.

16G.       CORPORATE GOVERNANCE

See "Item 6C.5 NASDAQ Corporate Governance Rules and Our Practices", and also "Item 10B Memorandum and Articles of Association".

ITEM 17. FINANCIAL STATEMENTS

The company has responded to "Item 18. Financial Statements" in lieu of responding to this item.

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

Exhibit No.	Description

1.1	Articles of Association last updated and approved on September 28, 2016 (incorporated by reference to Annex D from the Company's Report on Form 6-K filed on August 17, 2016)
**1.2	Partner's Certificate of Incorporation
**1.3	Partner's Memorandum of Association
**2.(a).1	Form of Share Certificate
^^2.(a).2	[Reserved]
^^^^2.(a)3	Amended and Restated Deposit Agreement Between Partner and Citibank N.A.
^2.(b).1	Form of Indenture between Partner and the Trust Company of Union Bank Ltd.
>>>>2.(b).2	Trust Deed
>>>>2.(b).3	Amendment no. 1 to the Trust Deed of November 26, 2009
^4.(a).1	Restatement of the Relationship Agreement dated April 20, 2005
>>>>4.(a).1.1	Letter of Undertaking by which Scailex entered into the Restated Relationship Agreement with the Company, October 28, 2009

+>>4.(a).1.2	Letter of Undertaking by which S.B. Israel Telecom entered into the Restated Relationship Agreement with the Company, January 29, 2013
4.(a).2	Integrated version of the General License for the Provision of Mobile Radio Telephone Services using the Cellular Method (MRT) in Israel issued by the Ministry of Communications on April 8, 1998.
4.(a).2.1	General Unified License of Partner Land-Line Communication Solutions Limited Partnership dated February 11, 2016 as amended through January 11, 2017.
**4.(a).4	License Agreement for use of the Orange Brand in Israel dated September 14, 1998
#+>4.(a).4.1	Restated Amendment, dated as of January 31, 2012,to the Brand License Agreement dated 14 September 1998
#4.(a).4.2	Settlement Agreement with Orange dated June 26, 2015
**4.(a).5	Brand Support/Technology Transfer Agreement dated July 18, 1999
**4.(a).6	Agreement with Ericsson Radio Systems AB dated May 28, 1998
#++4.(a).7	Agreement with LM Ericsson Israel Ltd. dated November 25, 2002
**4.(a).9	Lease Agreement with Mivnei Taasia dated July 2, 1998
^^^4.(a).13	Asset Purchase Agreement with Med-1 dated as of January 22, 2006
4.(a).14-60	[reserved]
#+++4.(a).65	Purchase Agreement with Nortel Networks Israel (Sales and Marketing) Ltd. dated November 12, 2003.
#>>4.(a).67	Swap Agreement with LM Ericsson Israel Ltd. dated December 20, 2007
#4.(a).68	[reserved]
#>>>>4.(a).69	Facility Agreement dated November 24, 2009
4.(a).70	[reserved]
4.(a).71	[reserved]
>>>>>4.(a) 72	012 Smile Share Purchase Agreement
>>>>>4.(a) 73	English translation of the original Hebrew language 012 Smile Credit Facility, dated January 31, 2010
4.(a).74-97	[reserved]
#>>>>4.(b).1	Addendum to Lease Agreements from November 1, 2002 and Lease Agreements in Beit Ofek
>>>>4.(b).2	Registration Rights Agreement with Scailex
+>>>4.(b).3	Registration Rights Agreement with S.B. Israel Telecom Ltd.

+>>6.	See Note 2x to the consolidated financial statements for information explaining how earnings (loss) per share information was calculated.
8.	List of Subsidiaries (see "Item 4C – Organizational Structure").
10.1	Consent of Kesselman & Kesselman
10.2	Consent of Giza Singer Even Ltd.
10.3	Consent of BDO Ziv Haft Consulting &Management Ltd.
12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
+>>>>>15.(a).1	Amended and Restated 2004 Equity Incentive Plan as approved by the Board of Directors on March 13, 2016
15.(b).1	Compensation Policy adopted on September 28, 2016 (incorporated by reference to Annex G from the Company's Report on Form 6-K filed on August 17, 2016)

**	Incorporated by reference to our registration statement on Form F-1 (No. 333-10992).
++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002.
+++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003.
^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004.
^^	Incorporated by reference to our registration statement on Form F-6 (No. 333-132680).
^^^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005.
^^^^	Incorporated by reference to our registration statement on Form F-6 (No. 333-177621).
>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2006.
>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2007.
>>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2009.
>>>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2010.
+>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2011.
+>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2012.
+>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2013.
+>>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2014.
+>>>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2015.
#	Confidential treatment requested.

Confidential material has been redacted and has been separately filed with the Securities and Exchange

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Partner Communications Company Ltd.

By:	/s/ Isaac Benbenisti
Isaac Benbenisti
Chief Executive Officer

March 30, 2017

By:	/s/ Ziv Leitman
Ziv Leitman
Chief Financial Officer

March 30, 2017

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

2016 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

2016
ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in millions.

REPORT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM
To the shareholders of
PARTNER COMMUNICATIONS COMPANY LTD.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Partner Communications Company Ltd and its subsidiaries at December 31, 2016 and 2015 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management and Board of Directors are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting Appearing under item 15(b).  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and Board of Directors and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Tel-Aviv, Israel March 29, 2017	/s/ Kesselman & Kesselman Certified Public Accountants (Isr.) A member firm of PriceWaterhouseCoopers International Limited

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2015	2016	2016
	Note	In millions
CURRENT ASSETS
Cash and cash equivalents		926	716	186
Short-term deposits			452	118
Trade receivables	7	1,057	990	257
Income tax receivable		2
Other receivables and prepaid expenses		47	57	15
Deferred expenses – right of use	12	33	28	7
Inventories	8	120	96	25
		2,185	2,339	608

NON CURRENT ASSETS
Trade receivables	7	492	333	87
Prepaid expenses and other		3	2	1
Deferred expenses – right of use	12	20	75	20
Property and equipment	10	1,414	1,207	314
Licenses and other intangible assets	11	956	793	206
Goodwill	13	407	407	106
Deferred income tax asset	25	49	41	10
		3,341	2,858	744

TOTAL ASSETS		5,526	5,197	1,352

The financial statements were authorized for issue by the board of directors on March 29, 2017.

Isaac Benbenishti	Ziv Leitman	Barry Ben-Zeev (Woolfson)
Chief Executive Officer	Chief Financial Officer	Director

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2015	2016	2016
	Note	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	6,15	554	498	130
Trade payables		715	681	177
Payables in respect of employees		77	101	26
Other payables (mainly institutions)		45	28	7
Income tax payable		52	45	12
Deferred income with respect to settlement
agreement with Orange	18	217	108	28
Deferred revenues from HOT mobile	9		31	8
Other deferred revenues		28	38	10
Provisions	14	77	77	20
		1,765	1,607	418

NON CURRENT LIABILITIES
Notes payable	6,15	1,190	646	168
Borrowings from banks and others	6,15	1,357	1,550	403
Liability for employee rights upon retirement, net	16	34	39	10
Dismantling and restoring sites obligation	14	36	35	9
Deferred income with respect to settlement
agreement with Orange	18	108
Deferred revenues from HOT mobile	9		195	51
Other non-current liabilities		16	14	4
		2,741	2,479	645

TOTAL LIABILITIES		4,506	4,086	1,063

EQUITY	21
Share capital – ordinary shares of NIS 0.01 par value:
authorized – December 31, 2015 and 2016 – 235,000,000
shares; issued and outstanding -		2	2	1
December 31, 2015 – *156,087,456 shares
December 31, 2016 – *156,993,337 shares
Capital surplus		1,102	1,034	269
Accumulated retained earnings		267	358	93
Treasury shares, at cost –
December 31, 2015 – **4,461,975 shares
December 31, 2016 – **3,603,578 shares		(351)	(283)	(74)
TOTAL EQUITY		1,020	1,111	289
TOTAL LIABILITIES AND EQUITY		5,526	5,197	1,352

 *   Net of treasury shares.
  ** Including shares held by trustee under the Company's Equity Incentive Plan, see note 21(a), such shares will become outstanding upon completion of vesting conditions, see note 21(b)

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF INCOME

					Convenience
					translation
					into U.S. dollars
		New Israeli Shekels			(note 2b3)
		Year ended December 31
		2014	2015	2016	2016
	Note	In millions (except earnings per share)
Revenues, net	5	4,400	4,111	3,544	922
Cost of revenues	5, 22	3,419	3,472	2,924	760
Gross profit		981	639	620	162

Selling and marketing expenses	22	438	417	426	111
General and administrative expenses	22	193	223	263	68
Income with respect to settlement
agreement with Orange	18		61	217	56
Other income, net	23	50	47	45	12
Operating profit		400	107	193	51
Finance income	24	3	13	13	3
Finance expenses	24	162	156	118	31
Finance costs, net	24	159	143	105	28
Profit (loss) before income tax		241	(36)	88	23
Income tax expenses	25	79	4	36	9
Profit (loss) for the year		162	(40)	52	14

Earnings (loss) per share
Basic	27	1.04	(0.26)	0.33	0.09
Diluted	27	1.04	(0.26)	0.33	0.09

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31
		2014	2015	2016	2016
	Note	In millions
Profit (loss) for the year		162	(40)	52	14
Other comprehensive income (loss), items
that will not be reclassified to profit or loss
Remeasurements of post-employment benefit
obligations	16	(9)	5	(8)	(2)
Income taxes relating to remeasurements of
post-employment benefit obligations	25	2	(1)	2	*
Other comprehensive income (loss)
for the year, net of income taxes		(7)	4	(6)	(2)

TOTAL COMPREHENSIVE INCOME
(LOSS) FOR THE YEAR		155	(36)	46	12

  *   Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital
	Number of		Capital	Accumulated	Treasury
	Shares**	Amount	surplus	earnings	shares	Total
		I n m i l l i o n s
New Israeli Shekels:
BALANCE AT JANUARY 1, 2014	155,687,002	2	1,100	123	(351)	874

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2014
Total comprehensive income for the year				155		155
Exercise of options granted to employees	385,943	*	2			2
Employee share-based compensation expenses				8		8
BALANCE AT DECEMBER 31, 2014	156,072,945	2	1,102	286	(351)	1,039

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2015
Total comprehensive loss for the year				(36)		(36)
Exercise of options and vesting of restricted shares granted to employees	14,511	*	*		*	*
Employee share-based compensation expenses				17		17
BALANCE AT DECEMBER 31, 2015	156,087,456	2	1,102	267	(351)	1,020

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2016
Total comprehensive income for the year				46		46
Exercise of options and vesting of restricted shares granted to employees	905,881	*	(68)		68	*
Employee share-based compensation expenses				45		45
BALANCE AT DECEMBER 31, 2016	156,993,337	2	1,034	358	(283)	1,111

Convenience translation into U.S. Dollars (note 2b3):
BALANCE AT JANUARY 1, 2016	156,087,456	1	287	69	(92)	265
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2016
Total comprehensive income for the year				12		12
Exercise of options and vesting of restricted shares granted to employees	905,881	*	(18)		18	*
Employee share-based compensation expenses				12		12
BALANCE AT DECEMBER 31, 2016	156,993,337	1	269	93	(74)	289

*   Representing an amount of less than 1 million.
** Net of treasury shares.

The accompanying notes are an integral part of the financial statements.

(Continued)– 1

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31
		2014	2015	2016	2016
	Note	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)		1,017	955	975	253
Income tax paid	25	(66)	(33)	(30)	(8)
Net cash provided by operating activities		951	922	945	245

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	10	(287)	(216)	(127)	(33)
Acquisition of intangible assets	11	(145)	(143)	(69)	(18)
Short-term investment in deposits				(452)	(118)
Interest received	24	4	3	2	1
Proceeds from sale of property and equipment	23	1	1	7	2
Investment in PHI	9		(1)
Proceeds from (repayment of) derivative financial
instruments, net	6	(4)	*	*	*
Net cash used in investing activities		(431)	(356)	(639)	(166)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to
employees	21	2	*	*	*
Interest paid	24	(131)	(137)	(108)	(28)
Non-current borrowings received	6,15	200	675	250	65
Repayment of non-current borrowings	6,15	(100)	(533)	(15)	(4)
Repayment of notes payable	6,15	(309)	(308)	(643)	(167)
Net cash used in financing activities		(338)	(303)	(516)	(134)

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS		182	263	(210)	(55)

CASH AND CASH EQUIVALENTS AT BEGINNING
OF YEAR		481	663	926	241

CASH AND CASH EQUIVALENTS AT END OF
YEAR		663	926	716	186

* Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

(Concluded) - 2

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

Appendix – Cash generated from operations and supplementary information

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31,
		2014	2015	2016	2016
	Note	In millions

Cash generated from operations:
Profit (loss) for the year		162	(40)	52	14

Adjustments for:
Depreciation and amortization (including impairment)	10, 11, 13	652	641	565	147
Amortization (including impairment) of deferred
expenses - Right of use	12, 13	37	112	30	8
Amortization of employee share based compensation	21	8	17	45	12
Liability for employee rights upon retirement, net	16	(3)	(12)	(3)	(1)
Finance costs, net	24	4	(8)	1	*
Change in fair value of derivative financial instruments	6	7	(2)	*	*
Interest paid	24	131	137	108	28
Interest received	24	(4)	(3)	(2)	(1)
Deferred income taxes	25	4	(40)	10	3
Income tax paid	25	66	33	30	8
Capital (gain) loss from property and equipment		(1)	*	*	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	7	(26)	(183)	226	58
Other		8	(13)	(9)	(2)
Increase (decrease) in accounts payable and accruals:
Trade		44	(5)	(38)	(10)
Other payables		(4)	(12)	*	*
Provisions	14	(9)	19	*	*
Deferred income with respect to settlement
agreement with Orange	18		325	(217)	(56)
Deferred revenues from HOT mobile	9			227	59
Other deferred revenues		(2)	(6)	10	3
Increase in deferred expenses - Right of use	12	(22)	(34)	(80)	(22)
Current income tax	25	10	11	(4)	(1)
Decrease (increase) in inventories	8	(45)	18	24	6
Cash generated from operations:		1,017	955	975	253

* Representing an amount of less than 1 million.

Supplementary information
At December 31, 2014, 2015 and 2016, trade and other payables include NIS 214 million, NIS 126 million and NIS 134 million ($35 million), respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

These balances are recognized in the cash flow statements upon payment.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

a. Reporting entity

Partner Communications Company Ltd. ("the Company", "Partner") is a leading Israeli provider of telecommunications services (cellular and fixed-line telecommunications services) under the orange™ brand until February 15, 2016, and under the Partner brand thereafter, and under the 012 Smile brand. The Company is incorporated and domiciled in Israel and its principal executive office’s address is 8 Amal Street, Afeq Industrial Park, Rosh-Ha'ayin 48103, Israel.

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

On January 29, 2013, S.B. Israel Telecom Ltd., an affiliate of Saban Capital Group Inc., became the Company's principal shareholder.

These consolidated financial statements of the Company as of December 31, 2016, are comprised of the Company and its subsidiaries and consolidated partnerships (the "Group"). See the list of subsidiaries and consolidated partnerships and principles of consolidation in note 2(c)(1), see also 2(c)(2) with respect to investment in PHI.

b. Operating segments

The operating segments were determined based on the reports reviewed by the Chief Executive Officer (CEO) who is responsible for allocating resources and assessing performance of the operating segments, and therefore is the Chief Operating Decision Maker ("CODM"), and supported by budget and business plans structure, different regulations and licenses (see (d) below), as well as managerial responsibilities. The CEO considers the business from two operating segments, as follows (see also note 5):

(1)  Cellular segment:

The cellular segment includes cellular communication services such as airtime calls, international roaming services, text messaging, internet browsing, content services, roaming services, and services provided to other operators that use the Company's cellular network. Most of post-paid cellular tariff plans are bundles which include unlimited amounts of calls minutes and text messaging, as well as limited browsing packages. Value-added and content services offered include multimedia messaging and streaming broadcast content, data applications including ringtones, music, games, other informational content, and advanced business services.

International roaming services abroad for the Company’s customers include airtime calls, text messaging and browsing services on networks with which the Company has a commercial roaming relationship. Partner also provides inbound roaming services to the customers of foreign operators with which the Company has a commercial roaming relationship.

Optional services such as equipment extended warranty plans are also provided for monthly fees and are either sold separately or included in tariff plans and bundles.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

b.    Operating segments (continued)

(2)  Fixed-line segment

The fixed-line segment includes: (1) Internet services under which the Group provides access to the internet (both network infrastructure services using Bezeq’s network as described in (c)(1) below, and access services ("ISP")) as well as home WiFi networks, including Value Added Services ("VAS") such as anti-virus and anti-spam filtering; and fixed-line voice communication services provided through Voice Over Broadband ("VOB"), SIP voice trunks and Network Termination Point Services ("NTP") – under which the Group supply, install operate and maintain all types of endpoint network equipment and solutions, including providing and installing equipment and cabling, within a subscriber's place of business or premises; (2) Transmission services, Primary Rate Interface ("PRI"); (3) International Long Distance call services ("ILD"): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services.

The cellular segment and the fixed-line segment also include sales and leasing of telecommunications, audio visual and related devices: mainly cellular handsets, tablets (handheld computers), laptops, landline phones, modems, datacards, domestic routers, servers, smartboxes and related equipment, and a variety of digital audio visual equipment including televisions, digital cameras, games consoles, audio accessories and related equipment.

Each segment is divided into services and equipment sales revenues, and the related cost of revenues. The operating segments include the following measures: revenues, cost of revenues, operating profit (loss), and segment Adjusted EBITDA (see note 5(2)). The CODM does not examine assets or liabilities for the segments separately for the purposes of allocating resources and assessing performance of the operating segments and they are not therefore presented in note 5 segment information.

c.    Main recent regulatory developments

(1)
In February 2015 a regulation came into effect according to which each of the infrastructure owners - Bezeq and Hot are required to allow use of their broadband fixed-line infrastructure by telecommunication providers that do not have a broadband fixed-line infrastructure. This regulation allows telecommunication providers that do not have a broadband fixed-line infrastructure, including the Company and its subsidiaries, to offer internet access in one transaction (without requiring the subscriber to engage with both an internet access provider and an infrastructure provider). As a result, the Group commenced selling offers including both network infrastructure services using Bezeq’s network and internet access service. As part of the Economic Program Law for the years 2017-2018, that was published at the end of December 2016 it was determined, among others: Bezeq and HOT Telecom will be required to allow other domestic operators including Partner, access to passive infrastructures; exemption from building permits – domestic operators are now allowed to deploy fixed-line infrastructure without requiring building permits (under certain conditions).

In January 2017, the Ministry of Communications published its decision with respect to various consumer issues,  in which it decided to carry out, among others, amendments regarding the following issues: addition of details on the main page of the terms sent to subscribers; provision of alerts to subscribers regarding the volume of services consumed; limitation on the provision of internet services to subscribers; limitations on certain tariffs charged from subscribers; provision of alerts to subscribers regarding an upcoming change in tariffs;  imposing increased obligations for the documentation and safekeeping of information and recording of telephone calls; provisions regarding temporary suspension of services; provisions regarding the format of the invoice sent to subscribers; provisions regarding engagement in a "remote sales" transaction; regulation regarding credit of overcharges; and determination of provisions regarding international roaming services.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

d.   Group licenses

The Group operates under the following licenses that were received from the Israeli Ministry of Communications ("MOC") and from the Israeli Civil Administration ("CA"):

	Type of services	Area of service	License owner	Granted by	Valid through	Guarantees made
(1)	Cellular	Israel	Partner Communications Company Ltd.	MOC	Feb, 2022	NIS 80 million
(2)	Cellular	West Bank	Partner Communications Company Ltd.	CA	Feb, 2022	NIS 4 million
(3)	ISP	Israel	Partner Communications Company Ltd.	MOC	Mar, 2018
(4)	ISP	West Bank	Partner Communications Company Ltd.	CA	Mar, 2018
(5)	ISP	Israel	012 Smile Telecom Ltd.	MOC	Jun, 2020
(6)	ISP	West Bank	012 Smile Telecom Ltd.	CA	Jun, 2020
(7)	ILD (*)	Israel	012 Smile Telecom Ltd.	MOC	Dec, 2029	NIS 5 million
(8)	ILD (**)	West Bank	012 Smile Telecom Ltd.	CA	Dec, 2029	NIS 0.25 million
(9)	Fixed(*)	Israel	012 Telecom Ltd.	MOC	Dec, 2025	NIS 5 million
(10)	Fixed(**)	West Bank	012 Telecom Ltd.	CA	Dec, 2025	NIS 0.25 million
(11)	Fixed(*)	Israel	Partner Land-line Communication Solutions - Limited Partnership	MOC	Jan, 2027	NIS 5 million
(12)	Fixed(**)	West Bank	Partner Land-line Communication Solutions - Limited Partnership	CA	Jan, 2027	NIS 0.25 million
(13)	NTP(***)	Israel	Partner Land-line Communication Solutions - Limited Partnership	MOC	Feb, 2017
(14)	NTP	Israel	012 Smile Telecom Ltd.	MOC	Dec, 2020

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

(*) In February 2016, these licenses were replaced by the MoC with a general-unified license. The term of the new license is similar to the term of the previous license.

(**) In July 2016, these licenses were replaced with a general-unified license. The general conditions of the general-unified license granted by the MoC, generally apply to these licenses, subject to certain modifications.

(***)  The Company is permitted to provide NTP services under the general-unified license granted to Partner Land-Line Communication Solutions Limited Partnership in February 2016. Therefor the Company did not renew the license.

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

(3) Convenience translation into U.S. Dollars (USD or $ or dollar)

The NIS figures at December 31, 2016 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2016    (USD 1 = NIS 3.845). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

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
012 Smile Telecom Ltd.
012 Telecom Ltd.
Partner Land-Line Communication Solutions - Limited Partnership
Partner Future Communications 2000 Ltd. ("PFC")
Partner Communication Products 2016 - Limited Partnership
Partner Business Communications Solution - Limited Partnership – not active

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

      c.       Interests in other entities (continued)

(2) Investment in PHI

In November 2013, the Company and Hot Mobile Ltd entered into a network sharing agreement ("NSA") and a right of use agreement. Pursuant to the NSA, the parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership ("PHI"), which operates and develops a radio access network shared by both parties, starting with a pooling of both parties' radio access network infrastructures creating a single shared pooled radio access network. PHI began its operations in July 2015, managing the networks. See also note 9.

As described in note 4(b)(3) the Company does not control PHI nor does it have joint control over it, and the Company accounts for its investment in PHI according to the equity method as PHI is considered an associate. An associate is an entity over which the group has significant influence but not control. Investment in associate is accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and adjusted thereafter to recognize the investor’s share of the post-establishment profits or losses of the investee in profit or loss, and the group’s share of movements in other comprehensive income of the investee in other comprehensive income.

Unrealized gains on transactions between the Group and the associate are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

See also note 26(d) for information about transactions and balances with respect to the investment in PHI.

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

Leasehold improvements are depreciated by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful life (5‑10 years) of the improvements, whichever is shorter.

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

The licenses are amortized by the straight-line method over their useful lives (see note 1(d)) excluding any ungranted possible future extensions that are not under the Group's control. The amortization expenses are included in the cost of revenues.

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

Trade name was acquired in a business combination. In 2015, the Group decided in 2015 to cease the usage of the "012 Smile" trade name in 2017.As a result the Group revised its expected useful life to end in 2017 as a change in accounting estimate. As a result the amortization expenses of the 012 Smile trade name increased in 2015 by NIS 1 million, in 2016 by NIS 16 million, and expected to increase in 2017 by NIS 6 million, see note 4(a)(3). See note 13(2) with respect of impairment charges to the 012 Smile trade name in 2015 in an amount of NIS 2 million.

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

In the event that a customer churns off the network or the arrangement is cancelled within the period, any unamortized subscriber acquisition or retention costs are written off in the period in which the subscriber churns. The amortization expenses are included in the cost of revenues.

g.	Right Of Use (ROU)

Right of use (ROU) of international fiber optic cables was acquired in a business combination, subsequent additions and right of use in PHI's assets are recognized at cost. The ROU with respect of fiber optic cables is presented as deferred expenses (current and non-current) and is amortized on a straight line basis over a period beginning each acquisition of additional ROU in this framework and until 2030 (including expected contractual extension periods). See also notes 12 and 17(4). Other costs of right to use PHI's assets are presented as deferred expenses and amortized on a straight line basis over the assets useful lives. See note 13(2) with respect of impairment charges to ROU in 2015 in an amount of NIS 76 million.

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

The Group recorded in 2015 impairment charges of intangible assets, deferred expenses – right of use, and fixed assets, see note 13(2) and note 4(a)(3)

j.	Financial instruments

The Group classifies its financial instruments in the following categories: (1) at fair value through profit or loss, (2) loans and receivables, and (3) liabilities at amortized cost. See note 6(c) as to classification of financial instruments to the categories.

Financial assets are classified as current if they are expected to mature within 12 months after the end of the reporting period; otherwise they are classified as non-current. Financial liabilities are included in current liabilities, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current liabilities.

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when the Group has currently a legal enforceable right to offset the recognized amounts and has an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legal enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

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

3.    Other short term benefits

The Group recognized expenses for other short term benefits provided by the collective employment agreement (see note 28).

l.	Share based payments

The Group operates an equity-settled share-based compensation plan, under which the Group receives services from employees as consideration for equity instruments of the Group. The fair value of the employee services received in exchange for the grant of the equity instruments is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted, at the grant date. Non-market vesting conditions are included among the assumptions used to estimate the number of options expected to vest. The total expense is recognized during the vesting period, which is the period over which all of the specified vesting conditions of the share-based payment are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of equity instruments that are expected to vest based on the vesting conditions, and recognizes the impact of the revision of original estimates, if any, in the statement of income, with corresponding adjustment to accumulated earnings.

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

(1)   Revenues from services:

Revenues from services, and from providing rights to use the Group's assets (see note 1(b)) are recognized when the services are rendered, and all other revenue recognition criteria are met.

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

See also note 9 with respect to revenue recognition from proceeds from the network sharing agreement with Hot Mobile.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

  n.      Revenues (continued)

(2)   Revenues from sales of equipment:

Revenue from sale of equipment includes revenue from sale of handsets, routers, phones, tablets, laptops, modems, data cards, servers, smartboxes, audio-visual devices, related accessories, integration projects, other devices and equipment. Revenue is recognized when the significant risks and reward of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement in regards to the goods, and the amount of revenue can be measured reliably.

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

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following relevant new standards, amendments to standards or interpretations have been issued, but are not effective for the financial periods beginning January 1, 2016, and have not been early adopted:

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

The Group plans to apply the standard according to the modified retrospective approach. Under this approach entities will recognize transitional adjustments in retained earnings on the date of initial application, i.e. without restating the comparative period; and applying the new rules to contracts that are not completed as of the date of initial application.

Management is currently assessing the impact of the standard and has identified the following areas that are likely to be affected:  sales commissions for which the new guidance is likely to result in their identification as contract cost assets which would affect the timing of the recognition of those costs, in place of capitalizing subscriber acquisition and retention costs (see note 2(f)(5) and note 2(n)); and allocation of revenues to performance obligations, which may affect the timing of revenue recognition. The Group has begun to implement the required adjustments to its information systems to support the implementation of the standard. However, at this stage the Group cannot quantify the impact of the implementation of the standard.

Upon implementation of IFRS 15, disclosures in the financial statements will be expanded to include required information such as movement schedules for recognized contract assets and contract liabilities, information about performance obligations and information on key judgments and estimates applied in recognition and measurement of revenues.

(2) IFRS 9, Financial instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through P&L. It introduces a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. The Management is currently assessing the impact of the standard; except for the new credit loss model the Company has not yet quantified, the Company does not expect other material effects on the financial statements.

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

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

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

No indicators for an impairment or reversal of impairment of assets with finite useful lives were identified in 2016.

In the fourth quarter of 2015, the Group decided to cease the usage of the "012 Smile" trade name in 2017, this change in business induced the Group to determine that an indicator of impairment exists for the fixed-line segment. See note 13(2).

An Impairment test in the fourth quarter of 2015 for the VOB/ISP CGU of the fixed line segment resulted in an impairment charge to certain assets in a total amount of NIS 98 million, based on the key assumptions described in note 13(2). The recoverable amount of the VOB/ISP CGU assets as of December 31, 2015 was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations, which was NIS 250 million. The value in use calculations use pre-tax cash flow projections covering a five-year period and using extrapolation with specific adjustments expected until 2027, which was the economic life of the main asset of the CGU: the deferred expenses – Right of Use, and a pre-tax discount rate of 12.9%. The value-in-use calculations included all factors in real terms. The value-in-use of the assets of the CGU was estimated to exceed the fair value less costs to sale.

The impairment test in the fourth quarter of 2015 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods. See also note 2(i).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

a.    Critical accounting estimates and assumptions (continued)

    (3)    Assessing the recoverable amount for impairment tests of assets with finite useful lives (continued):

As a result of the decision to cease the usage of the "012 Smile" trade name the Group revised in 2015 its expected useful life to end in 2017 as a change in accounting estimate. As a result the amortization expenses of the trade name increased in 2015 and 2016 by NIS 1 million, and NIS 16 million respectively, and are expected to increase in 2017 by approximately NIS 6 million.

Further increase in the level of competition that might continue to push downward prices may require the Group to perform further impairment tests of assets. Such impairment tests may lead to recording significant impairment charges, which could have a material negative impact on the Group's operating and net profit.

(4)	Assessing the recoverable amount of goodwill for impairment tests:

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. The recoverable amount of the fixed line segment to which goodwill has been allocated to have been determined based on value-in-use calculations. For the purpose of the goodwill impairment tests as of December 31, 2014, 2015 and 2016 the recoverable amount was assessed by management with the assistance of an external independent expert (2014, 2015: "Giza Singer Even. Ltd", 2016: BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rate represents the long-term average growth rate of the fixed-line communications services business.

The key assumptions used in the December 31, 2016 test were as follows:

Terminal growth rate	0.5%
After-tax discount rate	9.8%
Pre-tax discount rate	11.9%

The impairment test as of December 31, 2016 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 13(1) and note 2(h). No impairment charges were recognized in with respect to goodwill in 2014, 2015 and 2016.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

 a.     Critical accounting estimates and assumptions (continued)

   (4)  Assessing the recoverable amount of goodwill for impairment tests (continued):

Sensitivity Analysis:
The headroom of the fixed line segment recoverable amount over the carrying amount as of December 31, 2014, 2015 and 2016 was approximately 15%, 9% and 23% respectively. Sensitivity analysis was performed for the recoverable amount as of December 31, 2016 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 9.8% (8.8% to 10.8%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable 0.5% (minus 0.5% to 1.5%), assuming all other variables constant. Results showed that no impairment charge is required for both analyses.

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

(3) Accounting treatment for the investment in PHI:

The board of directors of Net 4 P.H.I Ltd. Consists of 3 directors nominated by the Company, 3 directors nominated by Hot Mobile and one  independent director who is acting as a chairman. Net 4 P.H.I Ltd controls PHI. This governance provides that the Company does not control PHI nor does it have joint control over it, and the Company accounts for its investment in PHI according to the equity method, see also note 2(c)(2) and note 9.

 PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2016
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	2,080	672		2,752
Inter-segment revenue - Services	19	194	(213)
Segment revenue - Equipment	729	63		792
Total revenues	2,828	929	(213)	3,544

Segment cost of revenues - Services	1,659	617		2,276
Inter-segment cost of revenues- Services	192	21	(213)
Segment cost of revenues - Equipment	596	52		648
Cost of revenues	2,447	690	(213)	2,924
Gross profit	381	239		620

Operating expenses (3)	571	118		689
Income with respect to settlement
agreement with Orange	217			217
Other income, net	41	4		45
Operating profit	68	125		193
Adjustments to presentation of segment
Adjusted EBITDA
–Depreciation and amortization	447	148
–Other (1)	47	(1)
Segment Adjusted EBITDA (2)	562	272

New Israeli Shekels
Year ended December 31, 2016
In millions
Reconciliation of segments subtotal Adjusted EBITDA to profit for the year
Segments subtotal Adjusted EBITDA (2)	834
Depreciation and amortization	(595)
Other (1)	(46)
Finance costs, net	(105)
Income tax expenses	(36)
Profit for the year	52

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2015
	In millions
	Cellular segment	Fixed-line segment		Elimination	Consolidated
Segment revenue - Services	2,275	717			2,992
Inter-segment revenue - Services	22	189		(211)
Segment revenue - Equipment	1,051	68			1,119
Total revenues	3,348	974		(211)	4,111

Segment cost of revenues - Services	1,856	736	(*)		2,592
Inter-segment cost of revenues- Services	187	24		(211)
Segment cost of revenues - Equipment	832	48			880
Cost of revenues	2,875	808		(211)	3,472
Gross profit	473	166			639

Operating expenses (3)	506	134	(*)		640
Income with respect to settlement
agreement with Orange	61				61
Other income, net	44	3			47
Operating profit	72	35			107
Adjustments to presentation of segment
Adjusted EBITDA
–Depreciation and amortization
(including impairment charges, see
note 13)	510	243
–Other (1)	15	1
Segment Adjusted EBITDA (2)	597	279

New Israeli Shekels
Year ended December 31, 2015
In millions
Reconciliation of segments subtotal Adjusted EBITDA to loss for the year
Segments subtotal Adjusted EBITDA (2)	876
Depreciation and amortization (including impairment
charges, see note 13)	(753)
Other (1)	(16)
Finance costs, net	(143)
Income tax expenses	(4)
Loss for the year	(40)

(*) Includes impairment charges in the fixed line segment, see note 13.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2014
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	2,592	816		3,408
Inter-segment revenue - Services	26	188	(214)
Segment revenue - Equipment	938	54		992
Total revenues	3,556	1,058	(214)	4,400

Segment cost of revenues - Services	1,963	692		2,655
Inter-segment cost of revenues- Services	185	29	(214)
Segment cost of revenues - Equipment	727	37		764
Cost of revenues	2,875	758	(214)	3,419
Gross profit	681	300		981

Operating expenses (3)	509	122		631
Other income, net	49	1		50
Operating profit	221	179		400
Adjustments to presentation of segment
Adjusted EBITDA
–Depreciation and amortization	534	155
–Other (1)	7	*
Segment Adjusted EBITDA (2)	762	334

New Israeli Shekels
Year ended December 31, 2014
In millions
Reconciliation of segments subtotal Adjusted EBITDA to profit for the year
Segments subtotal Adjusted EBITDA (2)	1,096
Depreciation and amortization	(689)
Other (1)	(7)
Finance costs, net	(159)
Income tax expenses	(79)
Profit for the year	162
* Representing an amount of less than 1 million.

(1)	Mainly amortization of employee share based compensation.

(2)
Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges; it is fully comparable to EBITDA information which has been previously provided for prior periods.

(3)	Operating expenses include selling and marketing expenses and general and administrative expenses.

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

1. Risk Management

Risk management is carried out by the treasury department under policies and/or directions resolved and approved by the audit committee and the board of directors.

2. Market risks

(a)    Description of market risks

Cash flow risk due to interest rate changes and CPI changes

The Group is exposed to fluctuations in the Israeli Consumer Price index (CPI), as some of the Group's non-current borrowings and notes payable are linked to the CPI. The Group did not enter into CPI hedging transactions in 2014, 2015 and 2016.

Furthermore, the Group's notes payable and non-current borrowings bearing variable interest rate cause cash flow risks. Based on simulations performed, an increase (decrease) of 1% interest rates during 2016 in respect of the abovementioned financial instruments would have resulted in an annual increase (decrease) in interest expenses of NIS 7 million. The Group does not enter into interest rate hedging transactions.

Foreign exchange risk

The Group's operating income and cash flows are exposed to currency risk, mainly due to trade receivables and trade payables denominated in USD. The Group did not enter into free standing forward transactions in 2014, 2015 and 2016.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.   Financial risk factors (continued)

2. Market risks (continued)

    (a)    Description of market risks (continued)

Data regarding the US Dollar and Euro exchange rate and the Israeli CPI:

	Exchange	Exchange
	rate of one	rate of one	Israeli
	Dollar	Euro	CPI*
At December 31:
2016	NIS 3.845	NIS 4.044	220.68 points
2015	NIS 3.902	NIS 4.247	221.13 points
2014	NIS 3.889	NIS 4.725	223.36 points
Increase (decrease) during the year:
2016	(1.5)%	(4.8)%	(0.2)%
2015	0.3%	(10.1)%	(1.0)%
2014	12.0%	(1.2)%	(0.2)%

* Index for each reporting period's last month, on the basis of 1993 average = 100 points.

Sensitivity analysis:
An increase (decrease) of 2% in the CPI as at December 31, 2014, 2015 and 2016 would have decreased (increased) equity and profit by NIS 34 million, NIS 20 million, and NIS 9 million, for the years ended December 31, 2014, 2015, 2016 respectively, assuming all other variables remain constant.

An increase (decrease) of 5% in the USD exchange rate as at December 31, 2014, 2015 and 2016 would have decreased (increased) equity and profit by NIS 8 million, NIS 5 million, and NIS 3 million, for the years ended December 31, 2014, 2015, 2016 respectively, assuming that all other variables remain constant.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

   a.   Financial risk factors (continued)

  2. Market risks (continued)

(b)    Analysis of linkage terms of financial instruments balances

	December 31, 2016
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS linked to CPI	NIS unlinked	Total
	New Israeli Shekels in millions
Current assets
Cash and cash equivalents	2	1		713	716
Short term deposits				452	452
Trade receivables*	58	35		897	990
Other receivables				39	39

Non- current assets
Trade receivables				333	333
Total assets	60	36		2,434	2,530

Current liabilities
Current maturities of notes payable and
borrowings			212	287	499
Trade payables*	132	19		530	681
Payables in respect of employees				90	90
Other payables				10	10

Non- current liabilities
Notes payable			212	437	649
Borrowings from banks and others			197	1,353	1,550
Total liabilities	132	19	621	2,707	3,479

In or linked to foreign currencies
New Israeli Shekels in millions
*Accounts that were set-off under enforceable netting arrangements
Trade receivables gross amounts	267
Set-off	(174)
Trade receivables, net	93

Trade payables gross amounts	325
Set-off	(174)
Trade payables, net	151

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

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

   a.    Financial risk factors (continued)

2. Market risks (continued)

(c)    Details regarding the derivative financial instruments

The notional amounts of derivatives as of December 31, 2015 and 2016 are as follows, based on the amounts of currencies to be received, translated into NIS at the exchange rates prevailing at each of the reporting dates, respectively:

	New Israeli Shekels
	December 31
	2015	2016
	In millions
Embedded derivatives pay USD, receive NIS	35	11

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

The cash and cash equivalents are held in leading Israeli commercial banks, rated by Standard & Poor's Maalot at between ilAA+/Stable to ilAAA/stable.

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

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

   a.    Financial risk factors (continued)

4. Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, without incurring unacceptable losses or risking damage to the Group's reputation. The Group's policy is to ensure that it has sufficient cash and cash equivalents to meet expected operational expenses and financial obligations.

Maturities of financial liabilities as of December 31, 2016:

	2017	2018	2019	2020 to 2021	2022 to 2023	Total undisco-unted	Less offering expenses and discounts	Total discounted
	New Israeli Shekels in millions
Principal payments of long term indebtedness:
Notes payable series C (*)	212	212				424	(1)	423
Notes payable series D	109	109	109	219		546	(3)	543
Notes payable series E	121					121	**	121
Borrowing C		25	25	25		75		75
Borrowing D		25	25	25		75		75
Borrowing E			152			152		152
Borrowing F (*)			197			197		197
Borrowing G		20	20	40	20	100		100
Borrowing H		20	20	40	20	100		100
Borrowing I		30	40	50		120		120
Borrowing J	15	15	15	17		62		62
Borrowing K		23	30	23		76		76
Borrowing L		33	33	67	67	200		200
Borrowing M	17	33	33	67	50	200		200
Borrowing N	25	25	67	133		250		250
Expected interest payments of
long term borrowings and notes
payables (*)	88	69	48	38	5	248
Trade and other payables	681					681
	1,268	639	814	744	162	3,627

(*)   Linked to the CPI as of December 31, 2016
(**) Representing an amount of less than NIS 1 million

See note 15 in respect of borrowings and notes payable.

   b.    Capital risk management

Credit rating: According to Standard & Poor's Maalot ("S&P Maalot") credit rating, of July 26, 2016, the Company's ilA+/Stable credit rating was unchanged.

See note 15(5) regarding financial covenants.

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

		December 31, 2015			December 31, 2016
	Category	Carrying amount	Fair value	Interest rate used (**)	Carrying amount	Fair value	Interest rate used (**)
		New Israeli Shekels in millions
Assets
Cash and cash equivalents	L&R	926	926		716	716
Short term deposits	L&R				452	452
Trade receivables	L&R	1,549	1,552	3.73%	1,323	1,318	4.72%
Other receivables (*)	L&R	6	6		9	9
Liabilities
Notes payable series B	AC	121	123	Market quote
Notes payable series C	AC	695	724	Market quote	423	440	Market quote
Notes payable series D	AC	543	548	Market quote	543	548	Market quote
Notes payable series E	AC	371	399	Market quote	121	127	Market quote
Trade and other payables (*)	AC	793	793		780	780
Borrowing C	AC	75	85	2.66%	75	81	3.43%
Borrowing D	AC	75	85	2.66%	75	81	3.43%
Borrowing E (*)	AC	152	152		152	152
Borrowing F	AC	198	210	1.79%	197	199	3.17%
Borrowing G	AC	100	100	3.08%	100	98	3.85%
Borrowing H	AC	100	100	2.93%	100	97	3.85%
Borrowing I	AC	120	121	3.17%	120	120	3.43%
Borrowing J	AC	76	77	2.75%	62	62	3.23%
Borrowing K	AC	75	75	3.71%	76	76	3.43%
Borrowing L	AC	200	203	4.25%	200	204	3.98%
Borrowing M	AC	200	200	3.884%	200	201	3.85%
Borrowing N	AC				250	260	3.67%
Derivative financial instruments	FVTPL
	Level 2	*	*		*	*

(*)	The fair value of these financial instruments equals their carrying amounts, as the impact of discounting is not significant.
(**)
The fair values of the notes payable quoted market prices at the end of the reporting period are within level 1 of the fair value hierarchy. The fair values of other instruments under AC categories were calculated based on observable weighted average of interest rates derived from quoted market prices of the Group's notes payable and bank quotes of rates of similar terms and nature, are within level 2 of the fair value hierarchy.

See also note 15 in respect of borrowings and notes payable.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – TRADE RECEIVABLES

(a)	Composition:

	New Israeli Shekels
	December 31
	2015	2016
	In millions
Trade (current and non-current)	1,763	1,545
Deferred interest income (note 2(n)(3))	(45)	(32)
Allowance for doubtful accounts	(169)	(190)
	1,549	1,323
Current	1,057	990
Non – current	492	333

Non-current trade receivables bear no interest. These balances are in respect of equipment sold in installments (13-36 monthly payments (mainly 36)). The amount is computed on the basis of the interest rate relevant at the date of the transaction (2015 – 3.73% - 4.21%) (2016 – 3.72% - 4.72%).

During 2015 and 2016 the Company factored some trade receivables resulting from sales of equipment through credit cards in an amount of NIS 165 million and NIS 72 million, respectively. The factoring was executed through a clearing company, on a non-recourse basis. The factoring of accounts receivable was recorded by the Company as a sale transaction under the provisions of IAS 39. The resulting costs were charged to "finance expenses" in the statement of income, as incurred. The Group does not have continuing involvement in the factored trade receivables.

(b)	Allowance for doubtful accounts:

The changes in the allowance for the years ended December 31, 2014, 2015 and 2016 are as follows:

	New Israeli Shekels
	Year ended
	2014	2015	2016
	In millions
Balance at beginning of year	202	166	169
Receivables written-off during the year as
uncollectible	(74)	(61)	(61)
Charge or expense during the year	38	64	82
Balance at end of year	166	169	190

Doubtful accounts expenses are recorded in the statement of income under General and administrative expenses. See note 6(a)(3) regarding trade receivables credit risk.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – TRADE RECEIVABLES (continued)

(b)	Allowance for doubtful accounts (continued) The aging of gross trade receivables and their respective allowance for doubtful accounts as of December 31, 2015 and 2016 is as follows:

	New Israeli Shekels
	December 31
	2015		2016
	In millions
	Gross	Allowance	Gross	Allowance
Less than one year	1,679	108	1,420	101
More than one year	84	61	125	89
	1,763	169	1,545	190

NOTE 8 – INVENTORY

	New Israeli Shekels
	December 31
	2015	2016
	In millions
Handsets and devices	82	60
Accessories and other	16	9
Spare parts	20	22
ISP modems, routers, servers and related equipment	2	5
	120	96

Write-offs recorded	5	6
Cost of inventory recognized as expenses and included in cost of revenues for the year ended	898	673

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INVESTMENT IN PHI

Network sharing agreement and right of use

On November 8, 2013 the Company and Hot Mobile Ltd. ("Hot Mobile") entered into a 15-year network sharing agreement ("NSA"), which was approved by the Antitrust Commissioner as described below, and by the Ministry of Communications. Pursuant to the NSA, the parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership (hereinafter "PHI"), which operates and develops a radio access network shared by both parties, starting with a pooling of both parties' radio access network infrastructures creating a single shared pooled radio access network (the "Shared Network"). The parties also established a 50-50 company limited by shares under the name Net 4 P.H.I Ltd., to be the general partner of the limited partnership. In May 2014, the Antitrust Commissioner (the "Commissioner") approved the NSA, subject to conditions that include: (a) Prohibition on exchange of information that is not required for the activities of PHI; (b) Limitations with respect to the serving as an officer or employee in either of the companies concurrent with serving as an officer or employee in PHI and certain cooling off periods were set in case of transition of officers and employees from PHI to the companies. However, this should not prevent PHI from employing employees or officers, that are currently serving as employees or officers in the companies (that is, employees will move to PHI and work for PHI only); (c) As of April 2021, the Commissioner will be allowed to notify the parties of the cancellation of his resolution, if at that time it will be of his opinion that the establishment of PHI, its existence or operations are liable to be substantively detrimental to competition, in which case the parties will be required to cease sharing the active part of the shared network within two years and the passive parts within five years from the Antitrust Commissioner's notice to that effect.

In February 2016, HOT Mobile exercised its option under the NSA to advance the payment date of a onetime amount of NIS 250 million ("Lump Sum"), which was received by the Group in 2016. Therefore in accordance the NSA from April 2016 onward (i) each party bears half of the expenditures relating to the Shared Network, and (ii) the bearing of the operating costs of the Shared Network is according to a pre-determined mechanism, according to which one half of the operating costs is shared equally by the parties, and one half is divided between the parties according to the relative volume of traffic consumption of each party in the Shared Network (the "Capex-Opex Mechanism").

The Lump Sum is treated by the Group as payments for rights of use of the Group's network and therefore recognized as deferred revenue which is amortized to revenues in the income statement over a period of eight years, which is determined to be the shorter of the expected period of the arrangement or the expected life of the related assets.

The NSA term will be automatically extended for consecutive terms of five years each, unless either party provided the other party with prior notice of at least two years prior to the commencement of the respective extended term. At any time after the eighth anniversary of the NSA's effective date (i.e. following April  2023), either party may provide the other party with two years termination notice, and terminate the NSA, without cause, effective as of the end of the said two-year period. On the expiry of the NSA, other than following a material breach, the parties shall divide the network between themselves according to a mechanism provided by the NSA, based on the parties then-respective interests in PHI, with priority that each party shall first receive its own assets.

On November 8, 2013, the Company and Hot Mobile entered into a separate Right of Use agreement which was valid until March 2016 ("ROU"), under which the Company provided services to Hot Mobile, in the form of access to use its cellular network. According to the ROU, Hot Mobile paid the Company fixed base payments together with additional variable payments which were based, among other things, on traffic exceeding a defined threshold. Hot Mobile ceased making payments under the ROU from April 2016. In 2015 and 2016, the Company recorded revenues relating to the ROU in amounts of approximately NIS 120 million and NIS 51 million, respectively.

See also note 26(d) with respect to transactions and balances with PHI.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INVESTMENT IN PHI (continued)

The associates of the Group as at December 31, 2016, of which the Group holds 50% of ownership interests are: P.H.I. Networks (2015) Limited Partnership ("PHI"), and Net 4 P.H.I Ltd. (see also note 2(c)(2) and note 4(b)(3)). Both are incorporated and operate in Israel. Set out below is summarized financial information for the associates which are accounted for by the Group using the equity method.

	As at December 31
	2015	2016
	NIS in millions	NIS in millions
Current assets	26	122
Non-current assets	8	115
Current liabilities	24	110
Non-current liabilities	8	125

Supplemental information relating to associates:
Commitments for operating leases and operating
expenses	7	364
Commitments to purchase fixed assets	4	3

	Year ended December 31
	2015	2016
	NIS in millions	NIS in millions

Summarized statement of income
Revenue	94	432
Pre-tax Profit	*	*
After-tax profit	*	*
Total comprehensive income	*	*

Reconciliation to carrying amount:
Opening net assets of PHI	-	2
Profit for the period	*	*
Partners contributions	2
Closing net assets of PHI	2	2
Carrying amount: Group's share (50%)	1	1

* Representing an amount of less than NIS 1 million.

See also note 26(d) with respect to transactions and balances with PHI.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – PROPERTY AND EQUIPMENT

	Communication network	Computers and information systems	Optic fibers and related assets	Property, leasehold improvements, furniture and equipment	Total
	New Israeli Shekels in millions
Cost
Balance at January 1, 2014	2,504	332	450	244	3,530
Additions in 2014	237	23	19	15	294
Disposals in 2014	237	52		30	319
Balance at December 31, 2014	2,504	303	469	229	3,505

Additions in 2015	118	*	19	4	141
Disposals in 2015	423	39	2	30	494
Balance at December 31, 2015	2,199	264	486	203	3,152

Additions in 2016	66	17	22	11	116
Disposals in 2016	235	74		78	387
Balance at December 31, 2016	2,030	207	508	136	2,881

Accumulated depreciation
Balance at January 1, 2014	1,310	179	120	130	1,739
Depreciation in 2014	305	51	31	37	424
Disposals in 2014	236	52		31	319
Balance at December 31, 2014	1,379	178	151	136	1,844

Depreciation in 2015	271	45	34	26	376
Impairment charges (**)	5	7			12
Disposals in 2015	423	39	2	30	494
Balance at December 31, 2015	1,232	191	183	132	1,738

Depreciation in 2016	229	29	35	23	316
Disposals in 2016	230	74		76	380
Balance at December 31, 2016	1,231	146	218	79	1,674

Carrying amounts, net

At December 31, 2014	1,125	125	318	93	1,661
At December 31, 2015	967	73	303	71	1,414
At December 31, 2016	799	61	290	57	1,207

(*)     Representing an amount of less than 1 million.
(**)   See note 13(2)

Cost as at December 31, 2016 includes assets leased to customers under operating lease in an amount of NIS 25 million (mainly routers).

	New Israeli Shekels
	Year ended December 31
	2014	2015	2016
	In millions
Depreciation expenses and impairment charged to the income statement:
Cost of revenues	396	363	291
Selling and marketing expenses	17	16	16
General and administrative expenses	11	9	9
	424	388	316
Communication network cost additions include capitalization of salary and employee related expenses	41	30	29

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 –INTANGIBLE ASSETS

Intangible assets with finite economic useful lives:

	Licenses	Trade name	Customer relationships	Subscriber acquisition and retention costs	Computer software(*)	Total
	New Israeli Shekels in millions
Cost
Balance at January 1, 2014	2,088	73	276	12	573	3,022
Additions in 2014				5	135	140
Disposals in 2014				4	62	66
Balance at December 31, 2014	2,088	73	276	13	646	3,096
Additions in 2015	35			6	89	130
Disposals in 2015				6	73	79
Balance at December 31, 2015	2,123	73	276	13	662	3,147
Additions in 2016				4	82	86
Disposals in 2016				4	110	114
Balance at December 31, 2016	2,123	73	276	13	634	3,119

Accumulated amortization
Balance at January 1, 2014	1,418	28	164	9	236	1,855
Amortization in 2014	84	5	24	4	111	228
Disposals in 2014				4	62	66
Balance at December 31, 2014	1,502	33	188	9	285	2,017
Amortization in 2015(**)	86	6	23	7	121	243
Impairment charges (***)		2	8			10
Disposals in 2015				6	73	79
Balance at December 31, 2015	1,588	41	219	10	333	2,191
Amortization in 2016	88	21	18	5	117	249
Disposals in 2016				4	110	114
Balance at December 31, 2016	1,676	62	237	11	340	2,326

Carrying amounts, net
At December 31, 2014	586	40	88	4	361	1,079
At December 31, 2015	535	32	57	3	329	956
At December 31, 2016	447	11	39	2	294	793

	New Israeli Shekels
	Year ended December 31
	2014	2015	2016
	In millions
Amortization expenses and impairments charged to the income statement:
Cost of revenues	200	214	210
Selling and marketing expenses	28	39	39
	228	253	249

(*) Cost additions include capitalization of salary and employee related expenses	44	35	36

(**)   See information with respect to change in estimate of economic life of the trade name in 2015 in note 2(f)(4)

(***) See note 13(2).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – DEFERRED EXPENSES – RIGHT OF USE

New Israeli Shekels in millions
Cost
Balance at January 1, 2014	380
Additional payments in 2014	22
Balance at December 31, 2014	402
Additional payments in 2015	34
Balance at December 31, 2015	436
Additional payments in 2016	80
Balance at December 31, 2016	516

Accumulated amortization and impairment
Balance at January 1, 2014	234
Amortization in 2014	37
Balance at December 31, 2014	271
Amortization in 2015	36
Impairment recorded in 2015	76
Balance at December 31, 2015	383
Amortization in 2016	30
Balance at December 31, 2016	413

Carrying amount, net at December 31, 2014	131

Carrying amount, net at December 31, 2015	53
Current	33
Non-current	20

Carrying amount, net at December 31, 2016	103
Current	28
Non-current	75

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

For the purpose of the goodwill impairment tests as of December 31, 2014, 2015 and 2016 the recoverable amount was assessed by management with the assistance of an external independent expert (2014, 2015: "Giza Singer Even. Ltd", 2016: BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rate represents the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

	As of December 31,
	2014	2015	2016
Terminal growth rate	(negative 0.2%)	(negative 0.09%)	0.5%
After-tax discount rate	10.5%	10.3%	9.8%
Pre-tax discount rate	14.3%	13.4%	11.9%

The impairment tests as of December 31, 2014, 2015 and 2016 were based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. As a result of the impairment tests, the Group determined that no goodwill impairment existed as of December 31, 2014, 2015 and 2016. See also note 4(a)(4) and note 2(h).

(2)	Impairment tests of assets with finite useful lives

No indicators for impairment or reversal of impairment of assets with finite useful lives were identified in 2016.

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

(i)
The Group reviewed the recoverability of the VOB/ISP CGU assets. As a result, an impairment charge in a total amount of NIS 98 million was recognized in 2015. The impairment charge was allocated to the assets of the CGU pro rata, on the basis of the carrying amount of each asset, provided that the impairment did not reduce the carrying amount of an asset below the highest of its fair value less costs to sell and its value-in-use, and zero. Accordingly, the following impairment charges were recorded in 2015 in the assets of the above CGU:

(a)	Right of use by NIS 76 million, recorded in cost of revenues (see note 12).
(b)	Customer relationships by NIS 8 million, recorded in selling and marketing expenses.
(c)	Computers and information systems by NIS 7 million, recorded in cost of revenues.
(d)	Communication network by NIS 5 million, recorded in cost of revenues.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – IMPAIRMENT TESTS (continued)

(2)	Impairment tests of assets with finite useful lives (continued)

(e)	Trade name by NIS 2 million, recorded in selling and marketing expenses.

The recoverable amount of the VOB/ISP CGU assets as of December 31, 2015 was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations, which was NIS 250 million. The value in use calculations use pre-tax cash flow projections covering a five-year period and using extrapolation with specific adjustments expected until 2027, which was the economic life of the main asset of the CGU: the deferred expenses – Right of Use, and a pre-tax discount rate of 12.9%. The value-in-use calculations included all factors in real terms. This impairment test was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods. See also note 2(i) and note 4(a)(3).

(ii)   The Group reviewed the recoverability of the ILD CGU of the fixed line segment and determined that no impairment existed as of December 31, 2015.

NOTE 14 – PROVISIONS

	Dismantling and restoring sites obligation	Legal claims**	Equipment warranty
	New Israeli Shekels in millions
Balance as at January 1, 2016	36	75	2
Additions during the year	*	19	4
Reductions during the year	(2)	(18)	(5)
Unwind of discount	1
Balance as at December 31, 2016	35	76	1
Non-current	35
Current		76	1

Balance as at December 31, 2015	36	75	2
Non-current	36
Current		75	2

*   Representing an amount of less than 1 million.
** See also note 20.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –BORROWINGS AND NOTES PAYABLE

(1)	Borrowings and Notes Payable

The Group has received borrowings from leading Israeli commercial banks and institutions. The Group may, at its discretion prepay the borrowings, subject to certain conditions, including that the Group shall reimburse the lender for losses sustained by it as a result of the prepayment. The reimbursement is mainly based on the difference between the interest rate that the Group would otherwise pay and the current market interest rate on the prepayment date.

The notes payable are unsecured, non-convertible and listed for trade on the TASE.

The notes payable have been rated ilA+, on a local scale, by Standard & Poor’s Maalot.

Composition as of December 31, 2016:

	Linkage terms (principal and interest)	Annual interest rate
Notes payable series C	CPI	3.35% CPI adj.
Notes payable series D		'Makam'(*) plus 1.2%
Notes payable series E		5.5% fixed
Borrowing C		5.7% fixed
Borrowing D		5.7% fixed
Borrowing E		Prime(**) minus 0.025%
Borrowing F	CPI	3.42% CPI adj.
Borrowing G (received in 2014)		3.08% fixed
Borrowing H (received in 2014)		2.93% fixed
Borrowing I (received in 2015)		3.17% fixed
Borrowing J (received in 2015)		2.75% fixed
Borrowing K (received in 2015)		3.71% fixed
Borrowing L (received in 2015)		4.25% fixed
Borrowing M (received in 2015)		3.884% fixed
Borrowing N (see note 15(3))		4.95% fixed

(*)
'Makam' is a variable interest that is based on the yield of 12 month government bonds issued by the government of Israel. The interest is updated on a quarterly basis.
The interest rates paid (in annual terms, and including the additional interest of 1.2%) for the period from October 1, 2016 to December 30, 2016 was 1.287%.

(**)	The Israeli Prime interest rate is determined by the Bank of Israel and updated on a monthly basis. The Israeli Prime interest rate as of December 31, 2015 and 2016 was 1.60% per year.

See note 6(a)(4) as to the balances and maturities of the borrowings and the notes payable.

See note 6(c) as to the fair value of the borrowings and the notes payable.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –BORROWINGS AND NOTES PAYABLE (continued)

(2)	Notes payable buy back

Following the Board of Directors' resolution in October 2015, to approve a notes buy-back plan of the Company's series B, C and E notes, which are traded on the Tel Aviv Stock Exchange, the repurchases of the following notes were executed (these notes are considered legally extinguished):

Notes payable Series B

In March 2016, the Company repurchased approximately NIS 43 million par value of notes payable series B, at an average transaction price of approximately 1.104 NIS par value. The total amount paid was approximately NIS 48 million.

Notes payable Series E

In March 2016, the Company repurchased approximately NIS 131 million par value of notes payable series E, at an average transaction price of approximately 1.073 NIS par value. The total amount paid was approximately NIS 141 million.

Notes payable Series C

In April 2016, the Company repurchased approximately NIS 54 million par value of notes payable series C, at an average transaction price of approximately 1.136 NIS par value. The total amount paid was approximately NIS 61.5 million.

The buy-back costs of the aforementioned repurchases were recorded in finance expenses in an amount of NIS 12 million.

(3)	New borrowings received

Borrowing N: On December 28, 2016, the Company received a long-term loan from a group of institutional corporations in the principal amount of NIS 250 million. The Loan will bear unlinked interest at the rate of 4.95% per annum and will be paid (principal and interest) in variable quarterly payments over five years, commencing in March 2017.

(4)	Loan Commitments

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

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –BORROWINGS AND NOTES PAYABLE (continued)

(4)	Loan Commitments (continued)

All the loan commitments include provisions which allow the lenders to not provide the loans should any of the events of default defined for the Company's existing loans occur prior to the date for providing the deferred loans. These events of default include non-compliance with the financial covenants set forth below, as well as other customary terms.

(5)	Financial covenants

The terms of loans require the Group to comply with financial covenants on a consolidated basis. Their main provisions are two ratios:

(1)
The ratio of (a) the amount of all financial obligations of the Company including bank guarantees that the Company has undertaken ("Total Debt") to (b) EBITDA less Capital Expenditures shall not exceed 6.5 (the ratio as of December 31, 2015 and 2016 was 5.5 and 4.5, respectively); and

(2)	The ratio of (a) Total Debt to (b) the EBITDA of the Company shall not exceed 4 (the ratio as of December 31, 2015 and 2016 was 3.8 and 3.4, respectively).

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

The Group was in compliance with all covenants stipulated for the years 2015 and 2016. The covenants are measured every six months (on June 30, and December 31) on an annualized basis of twelve months and are based on the financial results for the preceding period of twelve months.

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

(1)	Defined contribution plan

The Group had contributed NIS 17 million, NIS 15 million, NIS 14 million for the years 2014, 2015 and 2016 respectively, in accordance with Section 14 of the Israeli Severance Pay Law. See also note 2(k)(i)(1).

(2)	Defined benefit plan

Liability for employee rights upon retirement, net is presented as non-current liability.

The amounts recognized in the statement of financial position, in respect of a defined benefit plan (see note 2(k)(i)(2)) and changes during the year in the obligation recognized for post-employment defined benefit plans were as follows:

	New Israeli Shekels in millions
	Present value of obligation	Fair value of plan assets	Total
At January 1, 2015	204	(153)	51
Current service cost	17		17
Interest expense (income)	4	(4)	*
Employer contributions		(15)	(15)
Benefits paid	(86)	72	(14)
Remeasurements:
Experience loss (gain)	(4)	1	(3)
Loss from change in financial assumptions	(2)	*	(2)
Return on plan assets		*	*
At December 31, 2015	133	(99)	34
Current service cost	17		17
Interest expense (income)	5	(3)	2
Employer contributions		(12)	(12)
Benefits paid	(19)	9	(10)
Remeasurements:
Experience loss (gain)	9		9
Loss from change in demographic assumptions	(4)		(4)
Loss (gain) from change in financial assumptions	1		1
Return on plan assets		2	2
At December 31, 2016	142	(103)	39

(*)	Representing an amount of less than NIS 1 million

                             Remeasurements are recognized in the statement of comprehensive income.

The expected contribution to the defined benefit plan during the year ending December 31, 2017 is approximately NIS 12 million.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

(2)	Defined benefit plan (continued)

The principal actuarial assumptions used were as follows:

	December 31
	2015	2016
Interest rate weighted average	3.47%	2.95%
Inflation rate weighted average	1.20%	1.04%
Expected turnover rate	10% - 49%	9%-56%
Future salary increases	1% - 26%	1%-6%

The sensitivity of the defined benefit obligation to changes in the principal assumptions is:

	December 31, 2016
	NIS in millions
	Increase of 10% of the assumption	Decrease of 10% of the assumption
Interest rate	(0.7)	0.7
Expected turnover rate	0.3	(0.3)
Future salary increases	0.4	(0.4)

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

Expected maturity analysis of undiscounted defined benefits as at December 31, 2016:

NIS in millions
2017	27
2018	15
2019	13
2020 and 2021	21
2022 and thereafter	91
167

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – COMMITMENTS

(1)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. For the years 2014, 2015 and 2016 the Company recorded expenses in a total amount of approximately NIS 60 million, NIS 65 million and NIS 64 million, respectively. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due. Commencing August 2016, the total amount of frequency fees of both the Company and Hot Mobile under the regulations is split between the Company and Hot Mobile, through PHI ,according to the OPEX-CAPEX mechanism (see also note 9).

(2)	At December 31, 2016, the Group is committed to acquire property and equipment and software elements for approximately NIS 20 million.

(3)	At December 31, 2016, the Group is committed to acquire inventory in an amount of approximately NIS 1,128 million.

(4)	Right of Use (ROU)

The Group signed long-term agreements with service providers to receive indefeasible Rights of Use (ROU) of international capacities through submarine infrastructures (see note 12), most extendable until 2030. As of December 31, 2016, the Group is committed to pay for capacities over the following years an amount of NIS 273 million (excluding maintenance fees) as follows:

New Israeli Shekels in millions
2017	46
2018	46
2019	46
2020	45
2021 and thereafter	90
273

In addition, under the terms of the ROU agreements, the Group is committed to pay annual maintenance fees during the usage period. The total aggregated expected maintenance fee for the years 2017-2023 is approximately NIS 69 million. All payments under the ROU agreements are linked to the USD.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – COMMITMENTS (continued)

(5)
In April 2012 - the Company entered into a five-year agreement with Bezeq - The Israel Telecommunication Corp., Ltd. ("Bezeq"), effective from January 1, 2012 to December 31, 2016, for the supply of transmission services for use in Partner's mobile network. Commencing April 2015, Hot Mobile undertakes its share in these expenses through PHI according to the OPEX-CAPEX mechanism, see note 9.

(6)	Liens and guarantees

As of December 31, 2016, the Group has provided bank guarantees in respect of licenses (see note 1(d)) in an amount of NIS 100 million, in addition to bank guarantees in favor of other parties in an aggregate amount of approximately NIS 71 million. The total bank guarantees provided by the Group as of December 31, 2016 is NIS 171 million.

(7)	Covenants and negative pledge – see note 15(5), (6).

(8)	See note 15(4) with respect of loan commitments.

(9)	Operating leases – see note 19.

(10)	See note 9 with respect to network sharing and PHI's commitments.

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

As set forth in the settlement agreement, the advance payments are to be recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses to be incurred over this period.  The income is recorded in the Company’s income statement under “Income with respect to settlement agreement with Orange". For 2015 and 2016, the Company recognized income with respect to the settlement agreement in an amount of NIS 61 and NIS 217 million, respectively. Based on a legal opinion obtained by the Company, the advance payments are considered compensation payments and are therefore not subject to VAT charges.

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

(2)
The Group also leases call centers and retail stores. The leases for each site have different lengths and specific terms. Lease agreements for service centers and retail stores for a period of two to ten years. The Group has options to extend some lease contract periods for up to twenty years (including the original lease periods). Some of the rental payments are linked to the dollar or to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-15%.

(3)
Lease agreements in respect of cell sites and switching stations throughout Israel are for periods of two to ten years. The Company has an option to extend some of the lease contract periods for up to ten years (including the original lease periods). Some of the rental payments fees are linked to the dollar or linked to the Israeli CPI. Some of the extension options include an increase of the lease payment mostly in a range of 2%-10%.

(4)	As of December 31, 2016 operating lease agreements in respect of vehicles are for periods of up to three years. The rental payments are linked to the Israeli CPI.

(5)	Non-cancelable minimum operating lease rentals in respect of all the above leases are payable including option periods which are reasonably certain are as follows:

New Israeli Shekels
December 31, 2016
In millions
2017	137
2018	107
2019	86
2020	71
2021-2022	116
2023-2024	83
2025-2026	14
2027 and thereafter	16
630

(6)	The rental expenses for the years ended December 31, 2014, 2015 and 2016 were approximately NIS 259 million, NIS 260 million, and NIS 213 million, respectively.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – LAWSUITS AND LITIGATIONS

A.	Claims

Total provision recorded in the financial statements in respect of all lawsuits against the Group amounted to NIS 76 million at December 31, 2016.

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

Described hereunder are the outstanding consumer purported class actions with respect to lawsuits with a total claim amount of NIS 1,996 million or which have not been quantified, broken down by the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	7	227
NIS 100-400 million	6	1,364
NIS 400 million - NIS 1 billion	1	405
Over NIS 1 billion	-	-
Unquantified claims	4	-
Total	18	1,996

With respect to 3 of the claims mentioned in the table above, the court approved these claims as class actions:

1.
On April 13, 2011, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner sent a message to its customers that their internet package was fully utilized before it was fully utilized. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 4.6 million. In June 2013, the Court approved the motion and recognized the lawsuit as a class action. In August 2013, Partner filed a request to appeal to the Supreme Court. In February 2014, the Supreme Court dismissed Partner's request, and a hearing has been set. In January 2015, the parties filed a request to approve a settlement agreement. In July 2015, the parties filed an amended request to approve the settlement agreement. In June 2016 the Court approved the request and Partner is currently implementing the approved settlement agreement. The damages that Partner is required to pay are immaterial.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

2.
On May 12, 2011, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner misled certain subscribers with respect to terms and conditions of a content back up service for cellular handsets. The total amount claimed from Partner is estimated by the plaintiffs to be approximately NIS 35 million. In August 2013, the Court approved the motion and recognized the lawsuit as a class action. In June 2016, the parties filed a request to approve a settlement agreement. In December 2016 the Court approved the request and Partner is currently implementing the approved settlement agreement. The damages that Partner is required to pay are immaterial.

3.
On September 9, 2010, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner unlawfully charged its customers for services of various content providers which are sent through text messages (SMS). The total amount claimed from Partner is estimated by the plaintiffs to be approximately NIS 405 million. The claim was certified as a class action in December 2016. In February 2017, the plaintiffs filed an appeal to the Supreme Court, regarding the definition of the group of customers. Partner estimates that even if the claim will be decided in favor of the relevant customers, the damages that Partner will be required to pay for, will be immaterial.

With respect to 3 claims mentioned in the table above, with a total amount of NIS 493 million (other than the 3 claims mentioned above), the parties filed requests to approve settlement agreements and with respect to 1 additional claim in the amount of NIS 187 million (other than the 3 claims mentioned above), the court approved a settlement agreement.

In addition to the claims mentioned in the table above, the court approved these claims as a class action and the settlement agreements were fully executed:

1)
During 2008, several claims and motions to certify the claims as class actions were filed against several international telephony companies including 012 Smile. The plaintiffs allege that with respect to prepaid calling card services, the defendants misled the consumers regarding certain issues, charged consumers in excess, and formed a cartel that arranged and raised the prices of calling cards. The total amount of damages claimed by the plaintiffs against 012 Smile is approximately NIS 128 million. In November 2010, the court granted the plaintiffs' request and certified the lawsuit as a class action against all of the defendants. In May 2012, the parties signed a settlement agreement regarding the amended request and regarding an additional lawsuit in an amount of NIS 2.7 billion, dealing with similar issues. The parties submitted a revised settlement agreement in December 2014 that was approved by the Court in January 2015. In January 2016, the Court declared that in accordance with the documents filed with the court, the execution of the settlement agreement was completed. The damages that Partner was required to pay were immaterial.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

2)
On November 4, 2013, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner unlawfully reduced the account balance of Pre-Paid subscribers. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 35 million. In October 2015, the parties filed a joint request to approve the claim as a class action. In May, 2016, the Court approved the request and in October 2016 Partner completed its obligations in accordance with the claim. The damages that Partner was required to pay were immaterial.

b.	Alleged breach of license, Telecom law

This category includes lawsuits and motions for the recognition of these lawsuits as class actions with respect to alleged breaches of licenses or the Communications Law (Telecommunications and Broadcasting).

Described hereunder are the outstanding consumer purported class actions with respect to lawsuits with a total claim amount of NIS 745 million or which have not been quantified, broken down by the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	13	329
NIS 100-400 million	2	416
Unquantified claims	7	-
Total	22	745

With respect to the claims in the above table, the court approved 1 claim as a class action:

On April 3, 2012, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner breached its license conditions in connection with benefits provided to customers that purchased handsets from third parties. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 22 million. In September 2014, The Court approved the motion and recognized the lawsuit as a class action. Partner estimates that even if the claim will be decided in favor of the relevant customers, the damages that Partner will be required to pay for will be immaterial.

With respect to 3 claims mentioned in the table above, with a total amount of NIS 63 million (other than the 1 claim mentioned above), the parties filed requests to approve settlement agreements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

In addition to the claims mentioned in the table above, the court approved 2 claims as class actions and the settlement agreements were fully executed:

1)
On September 26, 2011, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner unlawfully charged payments from customers who requested to port-in their phone number from another cellular operator for services which were given to them prior to the completion of the port-in. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 25 million. In March 2013, the Tel-Aviv District Court approved the motion and recognized the lawsuit as a class action. In February 2016, the parties filed a request to approve a settlement agreement. In May 2016, the Court approved the request and in December 2016 Partner completed its obligations in accordance with the settlement agreement. The damages that Partner was required to pay were immaterial.

2)
On May 6, 2010, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner unlawfully charged its customers for opening handsets that were locked for use on other cellular networks (SIM lock). The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 20 million. In August 2013, the Court approved the motion and recognized the lawsuit as a class action.  In October 2013, Partner filed a request to appeal to the Supreme Court. In June 2014, the Supreme Court determined a credit mechanism for the relevant group of customers which the parties are implementing. In November 2016, the plaintiffs filed a request to the Court to approve that the verdict regarding the refund to the customers was fully executed. In January 2017 Partner completed its obligations in accordance with the claim. The damages that Partner was required to pay were immaterial.

2.	Employees and suppliers claims

This category includes 2 claims with respect to employees and suppliers issues: a claim and a motion for the recognition of this claim as a class action in the amount of NIS 100 million (in September 2016, the parties filed a request to approve a settlement agreement regarding this claim) and a civil lawsuit in the amount of NIS 40 million.

3.	Other claims

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

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators. This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36. Between January 3, 2006 and December 31, 2016 the Company provided the local authorities with 511 indemnification letters as a pre-condition for obtaining building permits.

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

Through December 31, 2008 the Company purchased its own 4,467,990 shares at the cost of NIS 351 million ("treasury shares"). In accordance with the Israeli Companies Law, the treasury shares are considered dormant shares as long as they are held by the Company, and as such they do not bear any rights (including the right to vote in general meetings of shareholders and to receive dividends) until they are transferred to a third party. Of which 3,603,578 remained as of December 31, 2016. Of which 2,061,201 were allocated as of December 31, 2016 to a trustee on behalf of the Company's employees under the Company's Equity Incentive Plan (see (b) below). These shares are under the control of the Company until vested under the plan and therefore are not presented in the financial statements as outstanding shares until vested (restricted shares ("RSAs")).

b.	Share based compensation to employees

(1)	Description of the Equity Incentive Plan

Share options and restricted shares were granted to employees in accordance with the 2004 Amended and Restated Equity Incentive Plan (formerly known as the 2004 Equity Incentive Plan or as 2004 Share Option Plan (the "Plan")). On June 18, 2014, the Company's Board of Directors approved certain amendments to the Company's Equity Incentive Plan (the "Plan"). The main amendments to the Plan include: (a) the extension of the Plan for an additional ten years from July 2014 until July 2024; and (b) the addition of the ability to allocate restricted shares ("RSAs") to the Company's employees and officers and necessary related amendments to the Plan (in particular, regarding the right to vote at the general meetings of shareholders and the right to receive dividends distributed with respect to the restricted shares). The committee may set performance targets as a vesting criterion (independently or in combination with other criteria). The plan was further amended in 2015 to the increase of the number of shares which may be granted under the Plan up to a total of 22,917,000 shares. On March, 2016, the Board of Directors approved certain amendments to the Plan.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees (continued)

(1)	Description of the Equity Incentive Plan (continued)

The  amendments to the Plan include: (a) amendment to the cashless exercise formula; (b) the ability to allocate restricted share units to the Company’s employees and office holders; (c) automatic extension of the exercise period due to black-out periods; (d) adjustments to the grantee’s rights under any granted securities due to the occurrence of certain events, including a rights offering; (e) a provision allowing the Company's management bodies to decide to pay a grantee the financial benefit embedded in his equity compensation in cash compensation instead of equity compensation, in certain events in which the Company is unable to issue shares resulting from exercise of options or RSUs or to release any restricted share to a grantee; (f) extension of the exercise period as a result of a change of control event; (g) a provision that allows the Company to limit a grantee from making transactions in the granted securities in connection with any underwritten public offering of the Company and (h) certain exercise restrictions in accordance with the Tel Aviv stock exchange rules. These amendments are subject to the approval of the Israeli Tax Authority and the Israeli Securities Authority. The total number of Company's shares reserved for issuance upon exercise of all options or upon the earning of the restricted shares granted under the Plan is 22,917,000, of which 2,699,943 remained ungranted as of December 31, 2016. The vesting of the options and the earning of the restricted shares are subject to vesting/restriction periods. The vesting of the options and the earning of the restricted shares granted after June 2014 are also subject to performance conditions set by the Company's organs. The Company expects that the performance conditions will be met. The Plan's principal terms of the options include:

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

(2)	Information in respect of options and restricted shares granted under the Plan:

	Through December 31, 2016
	Number of options	Number of RSAs
Granted	30,102,849	3,791,622
Shares issued upon exercises and vesting	(6,111,330)	(864,412)
Cancelled upon net exercises, expiration
and forfeitures	(12,705,618)	(971,796)
Outstanding	11,285,901	1,955,414
Of which:
Exercisable	5,912,904
Vest in 2017	2,535,575	916,070
Vest in 2018	2,481,751	890,588
Vest in 2019	355,671	148,756

As of December 31, 2016 the Company expects to record a total amount of compensation expenses of approximately NIS 31 million during the next three years with respect to options and restricted shares.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees (continued)

(3)	Options and RSAs status summary as of December 31, 2014, 2015 and 2016 and the changes therein during the years ended on those dates:

	Year ended December 31
	2014		2015		2016
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Share Options:		NIS		NIS		NIS
Outstanding at the beginning of the year	6,928,382	43.46	8,962,116	32.08	12,686,317	29.52
Granted during the year	3,897,270	26.25	5,519,031	17.41	998,433	18.14
Exercised during the year	(828,950)	16.30	(32,880)	13.12	(284,251)	15.74
Forfeited during the year	(334,570)	32.83	(1,459,215)	28.7	(1,219,648)	20.58
Expired during the year	(700,016)	57.72	(302,735)	58.61	(894,950)	38.16
Outstanding at the end of the year	8,962,116	32.08	12,686,317	29.52	11,285,901	29.14
Exercisable at the end of the year	4,902,943	47.25	4,615,076	45.97	5,912,904	37.77
Shares issued during the year due exercises	385,943		14,511		47,484

RSAs:
Outstanding at the beginning of the year			1,589,990		2,900,626
Granted during the year	1,594,850		1,779,596		417,176
Vested during the year			(6,015)		(858,397)
Forfeited during the year	(4,860)		(462,945)		(503,991)
Outstanding at the end of the year	1,589,990		2,900,626		1,955,414

	Options granted in 2014	Options granted in 2015	Options granted in 2016
Weighted average fair value of options granted using the
Black & Scholes option-pricing model – per option (NIS)	6.92	5.37	5.02
The above fair value is estimated on the grant date based on the following weighted average assumptions:
Expected volatility	31.66%	39.28%	39.5%
Risk-free interest rate	1.00%	0.54%	0.54%
Expected life (years)	4	3	3
Dividend yield	*	*	*

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

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees (continued)

(4)	Information about outstanding options by expiry dates

Share options outstanding as of December 31, 2016 have the following expiry dates and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS
2017	748,729	42.07
2018	50,000	23.61
2019	1,218,271	49.82
2020	2,915,328	37.14
2021	5,175,460	19.99
2022	1,178,113	20.14
	11,285,901	29.14

 PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – EXPENSES

(a) Cost of revenues	New Israeli Shekels
	Year ended December 31,
	2014	2015	2016
	In millions
Transmission, communication and content providers	981	888	814
Cost of equipment and accessories	738	852	625
Wages, employee benefits expenses and car maintenance	366	320	270
Depreciation and amortization (including impairment)	596	577	501
Costs of handling, replacing or repairing equipment	88	88	93
Operating lease, rent and overhead expenses	332	315	258
Network and cable maintenance	120	145	150
Internet infrastructure and service providers	29	49	68
Car kit installation, IT support, and other operating
expenses	86	72	62
Amortization of rights of use (including impairment)	37	112	30
Other	46	54	53
Total cost of revenues	3,419	3,472	2,924

(b) Selling and marketing expenses	New Israeli Shekels
	Year ended December 31,
	2014	2015	2016
	In millions
Wages, employee benefits expenses and car maintenance	205	206	177
Advertising and marketing	49	30	68
Selling commissions, net	83	77	82
Depreciation and amortization (including impairment)	45	55	55
Operating lease, rent and overhead expenses	25	27	29
Other	31	22	15
Total selling and marketing expenses	438	417	426

(c) General and administrative expenses	New Israeli Shekels
	Year ended December 31,
	2014	2015	2016
	In millions
Wages, employee benefits expenses and car maintenance	71	84	101
Bad debts and allowance for doubtful accounts	39	63	82
Professional fees	27	31	32
Credit card and other commissions	18	16	14
Depreciation	11	9	9
Other	27	20	25
Total general and administrative expenses	193	223	263

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – EXPENSES (continued)

(d) Employee benefit expense	New Israeli Shekels
	Year ended December 31,
	2014	2015	2016
	In millions
Wages and salaries including social benefits, social
security costs, pension costs and car maintenance
before capitalization	683	622	537
Less: expenses capitalized (notes 10, 11)	(85)	(65)	(65)
Service costs: defined benefit plan (note 16)	19	21	17
Service costs: defined contribution plan (note 16)	17	15	14
Amortization of share based compensation (note 21(b))	8	17	45
	642	610	548

See also note 28 with respect of collective employment agreement.

NOTE 23 – OTHER INCOME, NET

	New Israeli Shekels Year ended December 31,
	2014	2015	2016
	In millions
Unwinding of trade receivables	47	46	41
Other income, net	2	*	4
Capital gain from property and equipment	1	1	*
	50	47	45

* Representing an amount of less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 – FINANCE COSTS, NET

	New Israeli Shekels
	Year ended December 31,
	2014	2015	2016
	In millions
Net foreign exchange rate gains			7
Fair value gain from derivative financial instruments, net		2	*
CPI linkage income		9	2
Interest income from cash equivalents	3	1	1
Other	*	1	3
Finance income	3	13	13

Interest expenses	123	136	105
CPI linkage expenses	3
Fair value loss from derivative financial instruments, net	7
Net foreign exchange rate losses	18	9
Other finance costs	11	11	13
Finance expenses	162	156	118
	159	143	105

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

In January 2016, the Law for the Amendment of the Income Tax Ordinance (No. 216) was published, enacting a reduction of corporate tax rate in 2016 and thereafter, from 26.5% to 25%.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Implementing the Economic Policy for the 2017 and 2018 Budget Year), 2016 was published, enacting that the corporate tax rate will be 24% in 2017 and 23% in 2018 and thereafter.

The above reductions (in January and December 2016) of the corporate tax rate resulted in a reduction of NIS 7 million in the Group's deferred tax assets in 2016, which was recognized as an expense in the income statement.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 - INCOME TAX EXPENSES (continued)

c.	Deferred income taxes

Balances of deferred tax asset (liability) in NIS millions are attributable to the following items:

Balance of deferred tax asset (liability) in respect of	As at January 1, 2014	Charged to the income statement	Charged to other comprehen-sive income	As at December 31, 2014	Charged to the income statement	Charged to other comprehen-sive income	As at December 31, 2015	Charged to the income statement	Charged to other comprehensive income	Effect of change in corporate tax rate	As at December 31, 2016
Allowance for doubtful accounts	54	(10)		44	1		45	6		(6)	45
Provisions for employee rights	18	(1)	2	19	(4)	(1)	14	*	2	(2)	14
Depreciable fixed assets and software	(92)	22		(70)	17		(53)	13		5	(35)
Intangibles, deferred expenses and carry forward losses	23	(16)		7	15		22	(8)		(5)	9
Options granted to employees	1	*		1	2		3	4		(1)	6
Other	8	1		9	9		18	(18)		2	2
Total	12	(4)	2	10	40	(1)	49	(3)	2	(7)	41

* Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 - INCOME TAX EXPENSES (continued)

c.	Deferred income taxes (continued)

	New Israeli Shekels
	December 31,
	2015	2016
	In millions
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	92	87
Deferred tax assets to be recovered within 12 months	50	37
	142	124
Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	85	72
Deferred tax liabilities to be recovered within 12 months	8	11
	93	83
Deferred tax assets, net	49	41

d.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see (b) above), and the actual tax expense:

	New Israeli Shekels
	Year ended December 31
	2014	2015	2016
	In millions
Profit (loss) before taxes on income,
as reported in the income statements	241	(36)	88
Theoretical tax expense	64	(9)	22
Increase in tax resulting from disallowable deductions	15	7	11
Taxes on income in respect of previous years		7	(4)
Change in corporate tax rate, see (b) above			7
Other	*	(1)	*
Income tax expenses	79	4	36

 * Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25- INCOME TAX EXPENSES (continued)

e.	Taxes on income included in the income statements:

	New Israeli Shekels
	Year ended December 31
	2014	2015	2016
	In millions
For the reported year:
Current	72	37	31
Deferred, see (c) above	4	(40)	2
Effect of change in corporate tax rate on
deferred taxes			7
In respect of previous year:
Current	3	7	(4)
	79	4	36

f.	Tax assessments:

1)	The Company has received final corporate tax assessments through the year ended December 31, 2013.

2)	A subsidiary has received final corporate tax assessments through the year ended December 31, 2013.

3)	As general rule, tax self-assessments filed by another two subsidiaries through the year ended December 31, 2012 are, by law, now regarded as final.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Key management compensation

Key management personnel are the senior management of the Company and the members of the Company's Board of Directors.

	New Israeli Shekels
	Year ended December 31
	2014	2015	2016
Key management compensation expenses comprised	In millions
Salaries and short-term employee benefits	20	23	22
Long term employment benefits	3	4	3
Employee share-based compensation
expenses	2	4	17
	25	31	42

	New Israeli Shekels
	December 31,
	2015	2016
Statement of financial position items - key management	In millions
Current liabilities:	7	10
Non-current liabilities:	14	12

b.	In the ordinary course of business, key management or their relatives may have engaged with the Company with immaterial transactions that are under normal market conditions.

c.
Principal shareholder: On January 29, 2013, S.B. Israel Telecom Ltd. completed the acquisition of 48,050,000 ordinary shares of the Company and became the Company's principal shareholder. See also note 1(a).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

d.	Associates – investment in PHI

Balances and transactions with PHI (see also note 9):

	New Israeli Shekels
	Year ended December 31
	2015	2016
	In millions
Cost of revenues	(7)	(2)

	New Israeli Shekels
	December 31,
	2015	2016
	In millions
Deferred expenses - Right of use	4	41
Current assets (liabilities)	25	(5)

NOTE 27 –EARNINGS (LOSS) PER SHARE

Following are data relating to the net income (loss) and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31
	2014	2015	2016
Profit (loss) used for the computation of
basic and diluted EPS (NIS in millions)	162	(40)	52

Weighted average number of shares used
in computation of basic EPS (in thousands)	155,802	156,081	156,268

Add - net additional shares from assumed
exercise of employee stock options and restricted
shared (in thousands)	598	0	1,828

Weighted average number of shares used in
computation of diluted EPS (in thousands)	156,400	156,081	158,096

Number of options and restricted shares not taken into
account in computation of diluted earnings per share,
because of their anti-dilutive effect (in thousands)	8,101	15,587	8,906

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 – COLLECTIVE EMPLOYMENT AGREEMENT

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

The Company signed in 2016 a collective employment agreement with the employees' representatives and the Histadrut New General Labor Organization. The agreement includes an organizational chapter that is for a period of three years (2016-2018) and an economic chapter that is valid for the years 2017 and 2018.

The cost of the 2017 economic chapter is estimated at approximately NIS 7 million in addition to the implementation of all of the sections of the 2016 economic chapter (which is estimated at approximately NIS 10 million). The total estimated amount of the expense in 2017, for the collective employment agreement, is therefore expected to be higher than 2016 by approximately NIS 17 million.

The cost of the 2018 economic chapter is estimated at approximately NIS 23 million, in addition to the estimated expense for the Company for 2017 for the collective employment agreement.

The collective employment agreement also refers to the participation of employees in the Company's profits and regulates the eligibility conditions for receipt of these awards for the years 2017 and 2018.