Form 20-F
period 2017-12-31
PARTNER COMMUNICATIONS CO LTD
filed 2018-03-29
CIK 1096691

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
ANNUAL REPORT
FILED PURSUANT TO SECTION 12, 13 or 15(d) OF THE
 SECURITIES EXCHANGE ACT OF 1934

As filed with the Securities and Exchange Commission on March 29, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

ORDINARY SHARES OF NIS 0.01 EACH 168,243,913

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

Pursuant to a 15-year Network Sharing Agreement that the Company entered into with HOT Mobile Ltd. ("HOT Mobile") in November 2013, the parties created a 50-50 limited partnership, P.H.I. Networks (2015) Limited Partnership ("PHI"). See “Item 4B.8 OUR NETWORK ”.

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

The Company currently provides telecommunications services in the following two segments: (1) cellular telecommunications services (“Cellular Services”) and (2) fixed-line communication services (“Fixed-Line Services”), which include: (a) Internet services including access to the internet through both fiber optics and wholesale broadband access; internet services provider (“ISP”) services; internet Value Added Services (“VAS”) such as cyber protection, anti-virus and anti-spam filtering; and fixed-line voice communication services provided through Voice Over Broadband (“VOB”); (b) Business solutions including SIP voice trunks and Network Termination Point Services ("NTP") – under which the Group supplies, installs, operates and maintains endpoint network equipment and solutions, including providing and installing equipment and cabling, within a subscriber's place of business or premises, hosting services, transmission services, Primary Rate Interface (“PRI”) and other fixed-line communications solution services; (c) International Long Distance services (“ILD”): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services; and, as from 2017, (d) Television services over the Internet ("TV"). Sales of equipment include sales and leasing of telecommunications, audio visual and related devices including cellular handsets, phones, tablets, laptops, modems, data cards, domestic routers, servers, audio-visual devices and related peripherals, equipment and integration projects. Unless the context indicates otherwise, expressions such as “our business,” “Partner’s business” and “the Company’s business” or “industry” refer to both Cellular and Fixed-Line Services.

In this document, references to “$,” “US$,” “US dollars,” “USD” and “dollars” are to United States dollars, and references to “NIS” and “shekels” are to New Israeli Shekels. We maintain our financial books and records in shekels. This annual report contains translations of NIS amounts into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this annual report as convenience translations could have been or could be converted from NIS into US dollars at these rates, at any particular rate or at all. The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on December 31, 2017, of NIS 3.467 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

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

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

3A.          Selected Financial Data

Our consolidated financial statements for the years ended December 31, 2013, 2014, 2015, 2016 and 2017, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The tables below at and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017, set forth selected consolidated financial data under IFRS. The selected financial information is derived from our consolidated financial statements, which have been audited by Kesselman & Kesselman, our independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited. The audited consolidated financial statements at December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017, appear at the end of this report.

	Year ended December 31,
	2013	2014	2015	2016	2017*	2017*
	New Israeli Shekels in millions (except per share data)					US$ in millions(1)

Consolidated Statement of Income Data

Revenues, net	4,519	4,400	4,111	3,544	3,268	943

Cost of revenues	3,510	3,419	3,472	2,924	2,627	758

Gross profit	1,009	981	639	620	641	185

Selling and marketing expenses	462	438	417	426	269	78
General and administrative expenses	217	193	223	263	196	56

Income with respect to Settlement agreement with Orange	-	-	61	217	108	31
Other income, net	79	50	47	45	31	9

Operating profit	409	400	107	193	315	91

Finance income	29	3	13	13	4	1
Finance expenses	240	162	156	118	184	53
Finance costs,net	211	159	143	105	180	52

Profit (loss) before income tax	198	241	(36)	88	135	39

Income tax expenses	63	79	4	36	21	6

Profit (loss) for the year	135	162	(40)	52	114	33

Earnings (loss) per ordinary share and per ADS

Basic:	0.87	1.04	(0.26)	0.33	0.70	0.20

Diluted:	0.86	1.04	(0.26)	0.33	0.69	0.20

Weighted average number of shares outstanding (in thousands)

Basic:	155,687	155,802	156,081	156,268	162,733	162,733
Diluted (for calculation above):	156,199	156,400	156,081	158,096	164,537	164,537

(*) The results at and for the year ended December 31, 2017, include the impact of the adoption of IFRS 15 with effect as of January 1, 2017. See "Item 5A.1j Early adoption of IFRS 15 Revenue from Contracts with Customers – change in accounting policy".

	Year ended December 31,
	2013	2014	2015	2016	2017*	2017*
	New Israeli Shekels in millions (except per share data)					US$ in millions (1)

Other Financial Data

Capital expenditures (2)	413	434	271	202	417	120

Adjusted EBITDA (3)	1,114	1,096	876	834	917	264

Statement of Cash Flow Data

Net cash provided by operating activities	1,539	951	922	945	973	280

Net cash used in investing activities	(498)	(431)	(356)	(639)	(72)	(20)

Net cash used in financing activities	(1,108)	(338)	(303)	(516)	(750)	(217)

Balance Sheet Data (at year end)

Current assets	1,703	1,817	2,185	2,339	2,009	579

Non current assets	3,784	3,679	3,341	2,858	2,709	782

Property and equipment	1,791	1,661	1,414	1,207	1,180	340

License and other intangible assets	1,167	1,079	956	793	697	201

Goodwill	407	407	407	407	407	117

Deferred income tax asset	12	14	49	41	55	17

Total assets	5,487	5,496	5,526	5,197	4,718	1,361

Current liabilities (4)	1,374	1,385	1,765	1,607	1,811	522

Long-term liabilities (4)	3,239	3,072	2,741	2,479	1,473	425

Total liabilities	4,613	4,457	4,506	4,086	3,284	947

Shareholders’ equity	874	1,039	1,020	1,111	1,434	414

Total liabilities and shareholders’ equity	5,487	5,496	5,526	5,197	4,718	1,361

(*) The results at and for the year ended December 31, 2017, include the impact of the adoption of IFRS 15 with effect as of January 1, 2017. See "Item 5A.1j Early adoption of IFRS 15 Revenue from Contracts with Customers – change in accounting policy".

(1)
The NIS figures at December 31, 2017, and for the period then ended have been translated throughout this annual report into dollars using the representative exchange rate of the dollar at December 31, 2017 (USD 1 = NIS 3.467). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars. See also “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

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

(4)	See note 15 to the consolidated financial statements for information regarding long-term liabilities and current maturities of long-term borrowings and notes payable.

The tables below at and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017, set forth a reconciliation between Profit (Loss) and Adjusted EBITDA.

	Year ended December 31,
	2013	2014	2015	2016	2017*	2017*
	New Israeli Shekels in millions					US$ in millions (1)

Reconciliation Between Profit (Loss) and Adjusted EBITDA
Profit (Loss)	135	162	(40)	52	114	33
Depreciation and amortization expenses	700	689	753	595	580	168
Finance costs, net	211	159	143	105	180	52
Income tax expenses	63	79	4	36	21	6
Other (**)	5	7	16	46	22	5

Adjusted EBITDA (2)	1,114	1,096	876	834	917	264

(*)	The results at and for the year ended December 31, 2017, include the impact of the adoption of IFRS 15 with effect as of January 1, 2017. See "Item 5A.1j Early adoption of IFRS 15 Revenue from Contracts with Customers – change in accounting policy".

(**)	Mainly amortization of employee share based compensation.

(1)
The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on December 31, 2017, of NIS 3.467 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

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

	At December 31,
	2015	2016	2017
Cellular Industry Data

Estimated population of Israel (in millions) (1)	8.5	8.6	8.8
Estimated Israeli cellular telephone subscribers (in millions) (2)	10.5	10.3	10.4
Estimated Israeli cellular telephone penetration (3)	124%	120%	120%

	Year ended December 31,
	2013	2014	2015	2016	2017
Partner Data
Cellular subscribers (000’s) (at period end) (4)	2,956	2,837	2,718	2,686	2,674
Pre-paid cellular subscribers (000’s) (at period end) (4)	823	705	562	445	354
Post-paid cellular subscribers (000’s) (at period end) (4)	2,133	2,132	2,156	2,241	2,320
Share of total Israeli cellular subscribers (at period end) (5)	29%	28%	27%	26%	25%
Average monthly revenue per cellular subscriber including roaming (“ARPU”) (NIS) (6)	83	75	69	65	62
Churn rate for cellular subscribers (7)	39%	47%	46%	40%	38%
Number of TV households (000’s) (at period end) (8)					43
Estimated cellular coverage of Israeli population (at period end) (9)	99%	99%	99%	99%	99%
Number of employees (full time equivalent) (at period end) (10)	4,045	3,575	2,882	2,686	2,797

(1)	The population estimates are as published by the Central Bureau of Statistics in Israel as of December 31, 2017.

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

(8)	Number of active TV households. The Company launched its TV services in 2017.

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

	Year ended December 31,
	2013	2014	2015	2016	2017
Average (1)	3.609	3.577	3.884	3.841	3.600
High	3.791	3.994	4.053	3.983	3.860
Low	3.471	3.402	3.761	3.746	3.467
End of period	3.471	3.889	3.902	3.845	3.467

(1)	Calculated based on the average of the daily exchange rates during the relevant period.

	September 2017	October 2017	November 2017	December 2017	January 2018	February 2018	March 2018 (through March 27)
High	3.584	3.542	3.544	3.550	3.460	3.535	3.495
Low	3.504	3.491	3.499	3.467	3.388	3.427	3.431

On December 31, 2017, the exchange rate was NIS 3.467 per US$1.00 as published by the Bank of Israel. Changes in the exchange rate between the shekel and the US dollar could materially affect our financial results.

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

3D.1a           If the Ministry of Communications fails to enforce its fixed-line wholesale market reforms on Bezeq and HOT Telecom, or if it fails to prevent Bezeq or HOT Telecom from lowering their retail prices for fixed-line services and thereby narrowing our margin in these services, our business and results of operations may be materially adversely affected.

In the past, the Ministry of Communications (the “MoC”) has failed to enforce its fixed-line wholesale market reforms ("Wholesale Market Reform") on Bezeq-The Israel Telecommunication Corp., Ltd. ("Bezeq") and HOT Telecom LP ("HOT Telecom"), the two largest wireline infrastructure operators in Israel. See "Item 3D.2f Competition resulting from the full service offers by telecommunications groups and additional entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, may continue to cause a further decrease in tariffs, an increase in subscriber acquisition and retention costs, and may continue to reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations. “ and "Item 4B.12e - iv The Ministry of Communications policy regarding the fixed-line telecommunications sector".

MoC policy and decisions regarding the Wholesale Market Reform (Bit Stream Access (BSA), fixed-line telephony and passive infrastructures, see "Item 4B.12e - iv The Ministry of Communications policy regarding the fixed-line telecommunications sector") have not been effectively enforced by the MoC since May 2015. If the MoC fails to enforce the most important components of its wholesale market reform, or if it rolls back (partially or in-whole), or fails to enforce, its decisions regarding wholesale access to HOT Telecom's network, or adopts other regulation unfavorable to companies, such as Partner, which must rely on the two wholesale suppliers, such actions may negatively affect our business and results of operations.

For further information regarding this risk, see “Item “4B.12e - iv The Ministry of Communications policy regarding the fixed-line telecommunications sector”.

In addition, the infrastructure owners (Bezeq and HOT Telecom) may lower their infrastructure retail prices thereby narrowing the margin between their retail prices and the wholesale price we are required to pay them to use their fixed-line infrastructure. This may erode our margin to the point of eradicating the economic feasibility of continuing such operations. If the MoC fails to prevent such conduct by the infrastructure owners, this may adversely affect our business and results of operations.

3D.1b          The MoC might require us to terminate the use of certain spectrum ranges which have been allocated to us, limit our use of such spectrum or fail to respond to our demands for the allocation of additional spectrum. Such eventualities may adversely affect our business and results of operations.

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

3D.1c          If the structural separation provisions (which apply to Bezeq and HOT) are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations.

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

The MoC has also announced that it intends to cancel the regulations requiring Bezeq to maintain a “structural separation” between its fixed-line telephony, ILD, mobile telecommunications, internet infrastructure and services and TV operations. In the past, the MoC has published official announcements which indicate its satisfaction with the implementation of the Wholesale Market Reform. The MoC also provided Bezeq with a letter in which it announced it is promoting the removal of corporate separation provisions which currently apply to the Bezeq group. We strongly oppose the factual descriptions and the conclusions in these announcements. If the MoC removes the structural separation provisions based on its above-mentioned announcements before we have firmly established ourselves in the fixed-line telecommunications services market (in both fixed-line telephony, passive infrastructures and broadband) and the multi-channel TV market, Bezeq and HOT may be able to offer bundled services more effectively than we, and thereby gain a competitive advantage which could adversely affect our results of operations.

For further information regarding this risk, see “Item “4B.12e - iv The Ministry of Communications policy regarding the fixed-line telecommunications sector”.

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

In November 2013, we entered into a 15-year network sharing agreement (“Network Sharing Agreement”) with HOT Mobile pursuant to which the parties created a limited partnership, under the name P.H.I. Networks (2015) Limited Partnership ("PHI"). The purpose of PHI is to operate and develop a radio access network to be shared by both parties.

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

                If and when the network sharing will end, we will need to split the shared network with HOT Mobile and the resources, time and expense it may take to have our own network on a nation-wide coverage, may be substantial and could materially harm our business and results of operations at such time. See also "Item 3D.2e If the network sharing agreement entered into with HOT Mobile is unilaterally terminated by HOT Mobile earlier than we expect, we will be required to split the shared network with HOT Mobile and the resources, time and expense it may take us to have our own network in a nationwide coverage, would be substantial and could also materially harm our business and the results of operations at such time." and “Item 4B.8a Overview - Cellular Network Sharing Agreement”.

Network sharing and similar agreements entered into by our competitors

In January 2017, Cellcom Israel Ltd. (“Cellcom”) announced that it had reached an agreement with Electra Consumer Products Ltd. ("Electra") for 3G and 4G network sharing and 2G hosting services. According to Cellcom's report, Electra simultaneously entered into an agreement with Golan Telecom and its shareholders to purchase Golan Telecom's share capital. These agreements were approved by the Israeli Anti-Trust Commissioner, subject to certain conditions. In March 2017, Cellcom reported that the agreements were approved by the Ministry of Communications. Our knowledge of the content of these agreements is based on partial publications including reports filed by Cellcom, Electra and the IDB Development Company Ltd. However, if these agreements or any future network sharing agreement receive regulatory approval under conditions that are more lenient than those imposed on us, this would place us at a competitive disadvantage compared to our competitors. As a result, our business and results of operations may be negatively impacted.

3D.1e          New regulatory initiatives may continue to increase the regulatory burden and intensify competition, which could negatively affect our business and results of operations.

The implementation of the Telecommunications Law, 1982, ("Telecommunications Law"), the Wireless Telegraph Ordinance [New Version], 1972 (" Wireless Telegraph Ordinance") and other laws and regulations, as well as the provisions of our licenses, are all subject to interpretation and change. New laws, regulations or government policies, changes to current regulations, or a change to the interpretation thereof, may be adopted or implemented in a manner which damages our business and operating results. Such measures may include new limits on our ability to market our services, new safety and health related requirements, new limits on the construction and operation of cell towers, new requirements, standards, consumer protection provisions, privacy provisions, coverage term and other conditions or limits applicable to the services we provide. Such measures may negatively affect our business and results of operations. Furthermore, if such measures would benefit our competitors or are applied only to us (and not to our competitors), we may be placed at a competitive disadvantage. For information regarding the principal regulations and regulatory developments affecting our business, see "Item 4B.12e Regulatory Developments".

3D.1f           The State may impose regulations on TV content services provided over the Internet, which may negatively affect our business and results of operations.

The state (through the MoC and/or the Council for Cable and Satellite Broadcasting) may impose regulations on nascent TV content services which are provided over the Internet ("OTT") and which are currently unregulated. If such regulations are set (including a requirement to invest in original productions), this will increase our costs, raise the cost of operations in this segment and, if applied only to Israeli OTT providers, place us at a competitive disadvantage, in each case with potential negative effects on our business and results of operations.

3D.1g          The deployment of our fiber-optic based infrastructure is dependent on effective enforcement by the Ministry of Communications of its reform enabling us to use a competitor’s cable ducts.

The deployment of a fiber-optic based infrastructure is part of our overall strategy to become a comprehensive telecommunications group.

Currently, the majority of our deployment is performed based on the MoC's reform which enables us to use Bezeq's existing cable ducts in order to deploy our fiber optic cables, see "Item 4B.12e - iv- The Ministry of Communications policy regarding the fixed-line telecommunications sector".

Bezeq has not abided by some of its main obligations under the relevant MoC reform. For example, Bezeq does not allow us to use the manholes that are situated in front of buildings, thus making it difficult and more expensive to enter the buildings with our fiber optic cables. Bezeq has attempted to overcharge for actions it has performed for us (during the period in which it lay down fiber-optic cables for us) and has also attempted to charge us fees for actions which the relevant MoC decision expressly states are to be performed at no charge. If the MoC fails to effectively enforce its reform in this matter against Bezeq, the future progress of this project and our business and results of operations may be materially and adversely affected.

3D.1h          We are subject to monitoring and enforcement measures by the Ministry of Communications and other relevant authorities, which may adversely affect our business and results of operations.

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

3D.1i           Potential future regulation of roaming services may decrease our roaming revenues and negatively affect our income.

In August 2014, the Ministry of Communications published a hearing aimed at increasing competition in roaming services abroad and which suggested adopting various measures intended to improve transparency and limit subscriber payments for roaming services. Adoption of such measures might decrease our roaming revenues and negatively affect our income. See "4B.12e - iii Hearings and Examinations".

3D.1j          We have had difficulties obtaining some of the building and environmental permits required for the erection and operation of our cellular network sites, and some building permits have not been applied for or may not be fully complied with. These difficulties could have an adverse effect on the coverage, quality and capacity of our network. Operating network sites without building or other required permits, or in a manner that deviates from the applicable permit, may result in criminal or civil liability to us or to our officers and directors.

Our ability to maintain and improve the extent, quality and capacity of our cellular network coverage depends in part on our ability to obtain appropriate sites and approvals to install our network infrastructure, including network sites. The erection and operation of most of these network sites require building permits from local or regional planning and building authorities, as well as a number of additional permits from other governmental and regulatory authorities. In addition, as part of our network build-out and expansion, we are erecting additional network sites and making modifications to our existing network sites for which we may be required to obtain new consents and approvals.

For the reasons described in further detail below, we have had difficulties obtaining some of the building permits required for the erection and operation of our network sites. As of December 31, 2017, less than 10% of our network sites were operating without local building permits or exemptions which, in our opinion, are applicable. In addition, some of our network sites are not built in full compliance with the applicable building permits.

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

The Plan is in the process of being changed. See “Item 4B.12h Network Site Permits”.

Uncertainties regarding the validity of exemptions for wireless access devices. We have set up several hundred small communications devices, called wireless access devices, pursuant to a provision in the Telecommunications Law which exempts such devices from the need to obtain a building permit. A claim was raised that the exemption does not apply to cellular communications devices and the matter reached first instance courts a number of times, resulting in conflicting decisions. This claim is included in an application to certify a class action filed against the three principal Israeli cellular operators. In May 2008, a district court ruling adopted the position that the exemption does not apply to wireless access devices. We, as well as our competitors, filed a request to appeal this ruling to the Supreme Court. In May 2008, the Attorney General filed an opinion regarding this matter stating that the exemption does apply to wireless radio access devices under certain conditions. Two petitions were filed with the High Court of Justice in opposition to the Attorney General’s opinion. The matter is still pending before the Supreme Court and the High Court of Justice. See “Item 4B.12h Network Site Permits”. In December 2017, the Knesset Economics Committee discussed a new version of the regulations passed by the Minister of Finance in coordination with the other relevant government ministries. The Economics Committee has not concluded its discussion of all the regulations clauses and therefore has clarified that a follow-up discussion of the regulations would be scheduled. The proposed text was recommended for approval by the National Planning and Building Council. Insofar as the wording is approved in the format submitted to the Economics Committee, it will be very difficult to transfer existing wireless access devices from place to place and also to make changes to existing access devices.

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

3D.1k          In connection with some building permits, we may also be required to indemnify planning committees in respect of claims against them relating to the depreciation of property values that result from the granting of permits for network sites.

Under the Planning and Building Law, local planning committees may be held liable for the depreciation of the value of nearby properties as a result of approving a building plan. Under the Non-Ionizing Radiation Law, 2006 (the "Non-Ionizing Radiation Law”) the National Council for Planning and Building requires indemnification undertakings from cellular companies as a precondition for obtaining a building permit for new or existing network sites. The National Council has decided that until the Plan is amended to reflect a different indemnification amount, cellular companies will be required to undertake to indemnify the committees in full against all losses resulting from claims against a committee for reductions in property values as a result of granting a permit to the network site. On June 1, 2010, the National Council for Planning and Building approved the National Building Plan No. 36/A/1 version that incorporates all of the amendments to the Plan (the “Amended Plan”). The Amended Plan sets forth the indemnification amounts as a percentage of the value of the depreciated property claims in accordance with the manner in which the licenses were granted. See “Item 4B.12h Network Site Permits”. The Amended Plan is subject to governmental approval, in accordance with the Planning and Building Law. It is unknown when the government intends to approve the Amended Plan.

As of December 31, 2017, we have provided local authorities with 488 indemnification undertakings. These indemnifications expose us to risks which are difficult to quantify or mitigate and which may have a material adverse effect on our financial conditions and results of operations, if we are required to make substantial payments in connection therewith. In addition, the requirement to provide indemnification in connection with new building permits may impede our ability to obtain building permits for existing network sites or to expand our network with the erection of new network sites. The indemnification requirement may also cause us to change the location of our network sites to less suitable locations or to dismantle existing network sites, which may have an adverse effect on the quality and capacity of our network coverage.

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

3D.1l           Potential future regulation of the ILD market may decrease our revenues from international calls and adversely affect our income.

In October 2013, the Ministry of Communications published a hearing regarding proposed new regulations for the ILD market which would allow all general licensees to provide international call services (under certain conditions). The MoC also proposed that general licensees (such as cellular operators) would no longer be allowed to charge interconnect fees for outgoing international calls and that some international calls would be preceded with a voice message stating the tariff of such call and allowing the subscriber to disconnect without being charged. Such regulation if adopted, may decrease our revenues from international calls and adversely affect our income. See "Item 4B.12e - iii Hearings and Examinations".

3D.1m         The Ministry of Communications has indicated its intent to reduce mobile interconnection charges, which would negatively affect our income.

An MoC economic opinion published in February 2013, included a recommendation for a further reduction of cellular call and SMS interconnect tariffs towards the end of 2016. Such a reduction may negatively affect our business and results of operations. In February 2017, the MoC notified the cellular companies that due to other priorities, it does not intend to pursue this task at this time.

3D.1n          We can only operate our business for as long as we have licenses from the Ministry of Communications.

We conduct our operations pursuant to licenses granted to us by the Ministry of Communications, which may be extended for additional periods upon our request to the Ministry of Communications and confirmation from the Ministry that we have met certain performance requirements. We cannot be certain that our licenses will not be revoked, will be extended when necessary, or, if extended, on what terms an extension may be granted. See “Item 4B.12f Our Mobile Telephone License ”.

3D.1o          Our mobile telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. Ensuring compliance with these obligations and restrictions may be outside our control, and may limit our ability to raise new equity capital.  If the obligations or restrictions are not respected by our shareholders, we could lose our license.

As with other companies engaged in the telecommunications business in Israel, our license requires that a minimum economic and voting interest in, and other defined means of control of our company be held by Israeli citizens and residents or entities under their control. If this requirement is not complied with, we could be found to be in breach of our license, even though ensuring compliance with this restriction may be beyond our control. See “Item 4B.12f Our Mobile Telephone License”.

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

3D.2  RISKS RELATING TO OUR BUSINESS OPERATIONS

3D.2a           As a result of substantial and continuing changes in our regulatory and business environment, our operating results and profitability have decreased significantly in the past five years, with a loss for 2015.  In 2017 we earned profits of NIS 114 million (US$ 33 million). Profit without the impact of the early adoption of IFRS 15 in 2017 would have been NIS 61 million (US$ 18 million), and profit in 2016 was NIS 52 million.  Our operating results may again decline in 2018 and beyond, which may adversely affect our financial condition.

 Our revenues in 2017 were NIS 3,268 million (US$ 943 million), a decrease of 8% from NIS 3,544 million in 2016 and a decrease of 21% from NIS 4,111 million in 2015. The Company recorded a profit in 2017 of NIS 114 million (US$ 33 million). Profit without the impact of the early adoption of IFRS 15 in 2017 would have been NIS 61 million (US$ 18 million), compared with a profit in 2016 of NIS 52 million. The principal factor leading to the continued decline in operating results over the past several years has been the intense competition resulting largely from regulatory developments intended to enhance competition in the Israeli telecommunications market. These developments have caused, over the past several years, (i) significant price erosion in cellular services due to heightened competition from new entrants (since 2012) in the Israeli cellular market, (ii) a decrease in our cellular subscriber base and market share, and (iii) a significant decrease in gross profits from equipment sales. Service revenues and gross profits from equipment sales may decrease further in 2018.

Because the regulatory and business environment continues to evolve, generally with the objective of further increasing competition in the various markets in which we operate, depending on past and future regulatory and market developments, these factors may continue to negatively impact our business through 2018 and beyond, which may adversely affect our financial condition by, among other things, increasing the risk of a substantial impairment in the value of our telecommunications assets.  See also “Item 5D.2 Outlook”.

3D.2b          Our level of indebtedness could adversely affect our business, profits and liquidity. Furthermore, difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness.

As of December 31, 2017, total borrowings and notes payables amounted to NIS 1,923 million (US$ 555 million), compared to NIS 2,694 million as of December 31, 2016. See also “Item 5B.4 Total net financial debt ”. The terms of the Company’s borrowings require the Company to comply with financial covenants and other stipulations for existing borrowings. The existing borrowing agreements allow the lenders to demand an immediate repayment of the borrowings in certain events (events of default), including, among others, a material adverse change in the Company’s business and non-compliance with the financial covenants set in those agreements. Furthermore, although the Company has entered into agreements for deferred borrowing commitments in a total amount of NIS 376.75 million (US$ 109 million), these agreements allow the lenders to not provide the borrowings  should any of the events of default defined for our existing borrowings occur prior to the date for providing the deferred  borrowings. These events of default include non-compliance with the financial covenants, as well as other customary terms. See “Item 5B.2 Long-Term Borrowings ”.

In addition, our need for cash to service our substantial existing debt may in the future restrict our ability to continue offering long-term installment plans to promote sales of equipment. As a result, our ability to continue benefiting from one of the current contributors to total Company profits may be limited. (See also “ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and specifically “Item 5D.2 Outlook”);

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

3D.2c           Our recent entry into the television services market entails risks and costs, without expectations of profitability in the short term.

Our entry into the television services market in June 2017 necessarily entails costs, including capital and operating expenditures related to the establishment of the infrastructure of our technological content management system, which supports our TV service, and costs of wholesale access to fixed-line infrastructure, TV technicians, the content management team, service and sales, licensing and distribution rights and the purchase of other equipment (e.g. Set top boxes).

Entry into the television services market also requires access to premium content. If we fail to secure and maintain the rights to premium content, our ability to continue to expand our customer base may be limited and our results of operations may be negatively affected.

Our TV services are provided over the internet. Due to the fact that most of our TV subscribers are also subscribers to our wholesale internet infrastructure service, any growth in the volume of data such TV subscribers (as well as ISP and wholesale market subscribers) consume during peak hours translates into an increase in the payment we have to pay to the infrastructure holders for access to their infrastructure. If such growth exceeds our estimations this may increase our costs and negatively affect our results of operations.

As is typical when entering a new market, we do not expect to achieve profitability in the short term.

In addition, our recent entry into a market which is controlled by two dominant competitors, as well as the competition we face from additional existing and potential competitors, may cause us unexpected increased costs in content, sales and marketing, as part of our goal to continue to expand our customer base for TV services.

Such an increase in our costs would have a further negative impact on our EBITDA and results of operations.

3D.2d           Our revenues from the pre-paid subscriber base have decreased over the last few years and may continue to decrease as a result of the increased competition in the market.

Over the last few years, our revenues from cellular pre-paid subscriber base have decreased. Service revenues from cellular pre-paid subscribers totaled NIS 146 million (US$ 42 million) in 2017 compared with NIS 180 million in 2016, a decrease of 19%, and compared with NIS 230 million in 2015. The principal factors leading to this continued decline over the past few years have been the decline in pricing of unlimited post-paid plans and therefore the relative attractiveness of those plans compared to the pre-paid plans as well as increased competition due to the entrance of new operators into the pre-paid market. If this trend continues, revenues from pre-paid subscribers will continue to decline.

3D.2e           If the network sharing agreement entered into with HOT Mobile is unilaterally terminated by HOT Mobile earlier than we expect, we will be required to split the shared network with HOT Mobile and the resources, time and expense it may take us to have our own network in a nationwide coverage, would be substantial and could also materially harm our business and the results of operations at such time.

Pursuant to the terms of the Network Sharing Agreement that we entered into with HOT Mobile as of April 2023, either party is entitled to terminate the Network Sharing Agreement for convenience by notifying the other party to that effect two years in advance. See "Item 3D.1d The Network Sharing Agreement we entered into with HOT Mobile may be terminated earlier than we expected due to regulatory intervention. In such case we will be required to split the shared network with HOT Mobile, and the resources, time and expense it may take us to have our own network on a nation-wide coverage may be substantial and could also materially harm our business and the results of operations at such time. Network sharing and similar agreements entered into by our competitors may place us at a competitive disadvantage.".

If and when the network sharing will end, we will need to split the shared network with HOT Mobile and the resources, time and expense it may take to have our own network on a nation-wide coverage, would be substantial and could materially harm our business and results of operations at such time.

3D.2f          Competition resulting from the full service offers by telecommunications groups and additional entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, may continue to cause a further decrease in tariffs and an increase in subscriber acquisition and retention costs, and may continue to reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations.

Competition by Golan Telecom and HOT Mobile. HOT Mobile and Golan Telecom, which entered the market in May 2012, were awarded various benefits and leniencies by the MoC. These leniencies include a waiver of HOT Mobile and Golan Telecom’s obligation to build an independent network subject to their commitment to invest in a shared network with another operator the same amount that they have committed to invest in their UMTS network. Such leniencies and benefits place us at a substantial competitive disadvantage, which may negatively affect our results of operations.

Entrance of the sixth facility-based operator. Following the 4G tender results, Marathon 018 Xfone Ltd. ("Xfone") gained one band of 5 MHz in the 1800 range, allowing it to share its frequencies with other operators and share their network (as part of a network sharing agreement). Cellcom, Golan and Xfone have reached a network sharing agreement which has been approved by the Anti-Trust Commissioner and the Ministry of Communications. This agreement will enable Xfone to enter the market as the sixth facility based operator, which may further increase competition levels in the cellular market and cause further rate decreases, thus negatively affecting our results of operations.

The acquisition of Golan Telecom by Electra, which was approved by the Anti-Trust Commissioner under certain conditions and by the MoC, might increase competition in the cellular market. Electra's retail business allows it access to a wide customer base and distribution network and may enable it to offer attractive package prices to their customers. Furthermore, the terms under which the acquisition of Golan by Electra has been approved by the relevant regulators may also affect our ability to compete. See "Item 3D.1d- Network sharing and similar agreements entered into by our competitors".

Network sharing and national roaming agreements entered into by our competitors. Our knowledge of the content of the network sharing and national roaming agreements entered into by our competitors is based on partial publications, including reports filed by Cellcom, Electra and the IDB Development Company Ltd. However, if such agreements (or any such future agreements) have been approved under conditions that are more lenient than those imposed on us, or if such conditions are not effectively enforced by the relevant authorities, this would place us at a competitive disadvantage compared to our competitors. As a result, our business and results of operations may be negatively impacted. See “Item 3D.1d The Network Sharing Agreement we entered into with HOT Mobile may be terminated earlier than we expected due to regulatory intervention. In such case we will be required to split the shared network with HOT Mobile, and the resources, time and expense it may take us to have our own network on a nation-wide coverage may be substantial and could also materially harm our business and the results of operations at such time. Network sharing and similar agreements entered into by our competitors may place us at a competitive disadvantage."

Entrance of additional MVNOs. The entrance of additional Mobile Virtual Network Operators (“MVNOs”) may further increase competition in the cellular market. Some MVNOs are retailers with a wide customer base and distribution network that allows them to offer attractive package prices to their customers. See “Item 4B.9a Competitors in the Cellular Services market”.

Competitive advantages of the two fixed-line infrastructure groups. The Bezeq Group and the HOT Group are the only Israeli telecommunications providers that have their own nationwide fixed-line telecommunications infrastructures. See "Item 3D.1c If the structural separation provisions (which apply to Bezeq and HOT) are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations."

Because the Bezeq Group and the HOT Group operate their own broadband internet access and transmission infrastructures, they do not depend on any third party for broadband internet access. Partner and other telecommunications services providers who do not have their own independent broadband internet access infrastructure are unable to provide some of these services, and are dependent on Bezeq and HOT in providing some of these services, substantially limiting their ability to compete.

Entry into the fixed-line infrastructure market. In August 2017, we announced the commencement of the commercial phase and acceleration of our independent fixed-line infrastructure deployment using fiber optics. Entry into this market entails significant long-term investments associated with infrastructure deployment, for which a postive return on capital is not expected in the short term.  As a result, our results of operations may be adversely affected. In addition, our entrance into this market may accelerate the entry of additional competitors, deploying their own competitive infrastructures and operating existing ones, all of which might reduce or limit our market penetration.

Furthermore, entry into new markets (e.g. television services, fixed-line infrastructure) may further intensify price competition in the cellular and fixed-line markets which may have an adverse effect on our results of operations.

Israel Broadband Company (IBC). In August 2013, the Minister of Communications granted Israel Broadband Company (2013) Ltd. (“IBC”), a general license for the provision of fixed-line telecom services (infrastructure) and for the establishment of a nationwide optic fiber network using the Israeli Electric Company’s infrastructure. IBC has launched a web portal in which it offers ISP services to end-users (through agreements with selected ISPs). The variety of suppliers, immediate choice, and ability to quickly switch suppliers may commoditize the ISP segment and negatively impact our revenues and profits. IBC was also granted a special license for the provision of domestic fixed-line data communication. According to local media reports, IBC is permitted under its special license to provide its services to large business customers. Entry of IBC into the large business segment of the ISP market may increase competition in this segment and erode our market share and may affect our results of operation. IBC has retained Rothschild Bank in its attempt to find a strategic investor. Partner is examining the feasibility of such investment, as are other entities. In November of 2017, the MoC informed Partner that IBC had requested that its universal deployment obligation be "substantially reduced". If the MoC decides to grant IBC such leniencies and not treat other competitors (such as Partner) equally by providing them with the NIS 150 million grant that was paid to IBC by the State, this may place us at a competitive disadvantage and adversely effect on our results of operations.

Sale of handsets and other equipment. Competition in the market for handsets and other equipment including tablets, laptops, audio-visual devices and other related equipment sold by the Company is high and may increase, which may affect our results of operation.

Competition in Roaming Services. Some of our competitors may be able to obtain lower roaming rates than us either since they have larger call volumes or through their affiliations with other international cellular operators. Some competing service providers use alternative technologies for roaming that bypass the existing method of providing roaming services.  Further competition in roaming services (both inbound and outbound) has arisen and may arise in the future from other telecommunication operators and new technologies that allow subscribers to use global SIM cards and pure internet-based services such as Skype, Viber and WhatsApp, as well as other operators' products which use VoIP applications. In addition, some cellular operators market plans that, in addition to calls, SMS and internet, include roaming services to set lists of countries.

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

At December 31, 2015, we recorded further asset impairment of NIS 98 million for the fixed-line business in the ISP/VOB CGU. See "Item 5A.1f Impairment of Fixed-Line Assets and Goodwill ".

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

We signed a collective employment agreement with the employees' representatives and the Histadrut, the labor union representing the Company’s employees, on March 13, 2016. The agreement includes an organizational chapter that is valid for a period of three years (2016-2018) and an economic chapter that was valid until December 30, 2016, and on December 12, 2016, we signed a new economic chapter that is valid for the years 2017 and 2018. The organizational chapter includes, among others, provisions regarding manning and changing of positions, termination of employment and tenure. The new economic chapter includes, among others, provisions regarding terms of employment, benefits and welfare. See "Item 6D Employees".

As a result, management attention that would otherwise be available for our ongoing business must be directed towards the implementation of the collective employment agreement and other matters involving the unionization. The unionization of our employees has limited management’s flexibility to efficiently run our business and adjust operations to market conditions, including the ability to execute organizational and personnel changes. It has resulted in increased costs and negatively affected our financial results, and may continue to do so in the future.

The Company is expected to begin negotiations during the last quarter of 2018 to renew the collective employment agreement. If the Company reaches understandings with the employee representatives and the Histadrut, the Company may incur further expenses which could increase operating expenses and reduce profitability. Failure to reach an understanding with the employee representatives, may lead to disruptions in our operations or cause work stoppages.

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

3D.2j           We depend on a limited number of suppliers and vendors for key equipment and services. Our results of operations could be adversely affected if our suppliers and vendors fail to provide us with needed services and adequate supplies of network equipment, handsets and other devices or maintenance support on a timely basis.

Network suppliers. We purchased our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software, from Ericsson. In October 2010, we entered into an agreement with Ericsson for the upgrade and modernization of our networks and the deployment of our fourth generation network in Israel. The initial term of the agreement ended on December 31, 2014. We extended, with certain modifications, the maintenance period by additional periods until the end of 2018. See “Item 4B.8g Suppliers”. We are therefore, as a practical matter, materially dependent on Ericsson as our sole vendor for our UMTS and LTE networks.

Handset and other equipment suppliers. We purchase the majority of our handsets and other equipment from a limited number of suppliers.

TV equipment and services. We purchase our TV set top boxes and the rights to distribute sports content each from a single supplier.

We cannot be certain that we will be able to obtain contracted services, equipment or handsets from one or more alternative suppliers on a timely basis in the event that any of our suppliers is unable to satisfy our requirements for services, equipment or handsets, or that the equipment provided by such alternative supplier or suppliers will be compatible with our existing equipment. Our handset and equipment suppliers may experience inventory shortages from time to time.

Our results of operations could be adversely affected if any of our key suppliers fails to provide us with contracted services or adequate supplies of handsets, equipment, as well as ongoing maintenance and upgrade support, in a timely manner. In addition, our results of operations could be adversely affected if the price of network equipment rises significantly. In our experience, suppliers from time to time extend delivery times, limit supplies and increase the prices of supplies due to their supply limitations and other factors. If the availability of handsets and other equipment furnished by our suppliers is insufficient to meet our customers’ demands, we may lose opportunities to benefit from demand for this product, and our unserved customers may purchase the equipment independently which may adversely affect our revenues. In addition, the constant development of new handsets and other equipment can render existing handsets and other equipment obsolete resulting in high levels of slow moving inventory.

3D.2k          Unanticipated growth in subscriber demand for cellular data may require us to make additional investments and to modify certain products or services.

As a diversified multi-service communications and media service provider, we have developed services and successfully encouraged subscriber demand for internet access and content and data consumption using cellular phones, smartphones, tablets, data cards and ISP Services. However, in the event subscriber demand for data increases more rapidly than expected, we may need to develop strategies to avoid data traffic overloading the capacity of the network. Such strategies may include modifying certain products or services or undertaking significant additional investments. In addition, regulatory developments seeking to ensure “fair usage” of the internet for all persons may impose changes on the terms and conditions of certain of our current or future services. In the event of substantial, rapid growth in data consumption by our subscribers and the public generally, we may be obliged to undertake significant investments and to adjust our product offerings or, both of which could have a material adverse effect on our financial condition or results of operations.

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

While, to the best of our knowledge, the handsets that we market comply with the applicable laws that relate to acceptable Specific Absorption Rate (“SAR”) levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, and not for each and every handset, we have no information as to the actual level of SAR of the handsets along the lifecycle of the handsets, including in the case of repaired handsets. See also “Item 4B.12g Other Licenses”. Furthermore, our network sites comply with the International Council on Non-Ionizing Radiation Protection standard, a part of the World Health Organization, which has been adopted by the Israeli Ministry of Environmental Protection.

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

Such risks may include equipment failures, network failures, computer and IT system failures, transmission outages, spectral interferences, third-party systems and networks, natural disasters (such as fire, extreme weather and earthquakes), hostile events (such as acts of war, terror-attacks, see “Item 3D.2r The political and military conditions in Israel may adversely affect our financial condition and results of operations.”), cyber-attacks and data breaches whether by employees or other third parties. If any such events do occur, they could have a material adverse effect on our operations.

 Like many other telecommunication companies, we have experienced an increase in cyber incidents over the past few years, some of which penetrated our cyber defenses, although no significant damage or loss of customer data resulted. We have integrated protective systems and prepared Disaster Recovery Plans (“DRP”) to mitigate such and other related risks, and we regularly consider our defensive systems and evaluate their effectiveness, including through simulated cyber penetrations; however it is not possible to determine in advance whether our defense systems and recovery plans will continue to be entirely effective, or how quickly we will be able to restore any affected service. We do not currently have insurance coverage for these types of risks.

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

We face competition from existing or future technologies that have the technical capability to handle mobile, fixed-line and international long distance telephone calls, and to interconnect with local and international telephone networks and the Internet. Such new and evolving technologies include fixed-line and broadband wireless access services, Over the Top or Internet-based voice and multimedia services, Wi-Fi technologies and VoC. For example, internet-based services that provide user experience largely equivalent to our offerings, such as Voice over IP (“VoIP”), messaging services (WhatsApp, Skype, Viber), and video services (YouTube, video portals) are already available. In addition, the rapid development in recent years of technologies that allow international calls to be placed over the Internet without the need to use the services of an ILD has caused a decrease in the amount of international call minutes placed through the ILD services and also serve as an alternative for fixed-line communications. In particular, the risk posed by VoIP is that the purchase of a data package alone will be sufficient for the provision of most cellular voice, data and messaging services.

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

In addition to a number of legal and administrative proceedings arising in the ordinary course of our business, we have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure, which may result in civil liabilities or criminal penalties against us or our officers and directors, and consumer claims, including class action suits, regarding, for example, our tariff plans and billing methods or alleging, for example, unlawful charges, which are costly to defend and may result in significant monetary damages and civil penalties. The number of class actions that have been filed against us has increased over the past few years and this trend may continue in light of various amendments to the Consumer Protection Law and stricter regulatory policies that have been adopted. In class actions that require interpretation of our license provisions, the courts have in some instances requested the position of the Ministry of Communications or the Attorney General. In cases where the interpretation contradicts our interpretation and the court adopts such interpretation, it may enforce the implementation of such provisions retroactively which may adversely affect our financial results. The costs that may result from these lawsuits are only accrued when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of legal counsel and on the Company’s estimate of the financial exposure if the verdict is in favor of the plaintiff. If the requests to certify lawsuits against us as class actions are approved and succeed or if we underestimate the potential exposure our financial results will be adversely affected. See “Item 8A.1 Legal and Administrative Proceedings".

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

Our ability to provide commercially viable fixed-line and cellular telephone services depends upon our ability to interconnect with the telecommunications networks of existing and future fixed-line, cellular telephone and international operators in Israel in order to complete calls between our customers and parties on the fixed-line or other cellular telephone networks. All fixed-line, cellular telephone and international operators in Israel are legally required to provide interconnection to, and not to discriminate against, any other licensed telecommunications operator in Israel. We have interconnect relations with all the Israeli operators, including Bezeq and HOT Telecom, and we also depend on their internet broadband access infrastructure in order to provide TV, ISP services and VoB fixed telephony services. See “Item 3D.1a If the Ministry of Communications fails to enforce its fixed-line wholesale market reforms on Bezeq and HOT Telecom, or if it fails to prevent Bezeq or HOT Telecom from lowering their retail prices for fixed-line services and thereby narrowing our margin in these services, our business and results of operations" and "Item  3D.1c If the structural separation provisions (which apply to Bezeq and HOT) are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations.”

We are also dependent on the submarine infrastructure made available by TI Sparkle Israel (formerly Med Nautilus), which provides mutual international transmission based on fiber optics between Israel and other countries. See “10C Material Contracts”. We also depend on foreign operators that provide us with interconnection to the global internet network.

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

Nearly all of our revenues and a majority of our operating expenses are denominated in shekels. However, in recent years, approximately one fifth of our operating expenses (excluding depreciation and amortization), including a substantial majority of our equipment purchases, were linked to or denominated in non-shekel currencies, mainly the US dollar. These expenses, where the price paid by us is based mainly in US dollars, included the acquisition of equipment and devices sold, payments for roaming services and payments to content suppliers. In addition, our capital expenditures include payments that are incurred in, or linked to, non-shekel currencies, mainly US dollars. A decline in the value of the shekel against the dollar (or other foreign currencies) could have an adverse impact on our results, which may be material if we are unable to pass on higher costs to our customers in the Israeli market. Material changes in exchange rates may cause the amounts that we must invest to increase materially in shekel terms.

Since May 2013, we have not entered into any derivative transactions to hedge underlying exposure to foreign currencies. As a matter of policy, we do not enter into transactions of a speculative or trading nature.

The repayments of principal and interest on our Series C Notes, due 2018, at a total principal of NIS 213 million as of December 31, 2017 (including current maturities, less offering expenses) are linked to the Israeli CPI. We also have entered into a number of operating leases whose rental payments are linked to the Israeli CPI. We may not be able to raise our tariffs in a manner that would fully compensate for significant increase in the CPI. Therefore, a significant increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue. See “ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK” for more information regarding the Company’s exposure to exchange rate fluctuations and inflation.

3D.2u          We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which may have a material adverse effect on our operating results and our share price.

Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to the evaluation of our internal control over financial reporting require substantial resources, management time and attention. We expect these efforts to require a continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Although our management has concluded that our internal control over financial reporting was effective as of December 31, 2017, we may identify material weaknesses or other disclosable conditions relating to internal control over financial reporting in the future. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and significant effort and expense, and could have a material adverse effect on our operating results and on the market price of our ordinary shares.

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

3D.2w          Our tax liability may be greater than expected.

We are subject to taxation in Israel, and significant judgment is required in determining our provisions for taxes on income. We are also subject to audits by the Israeli tax authorities, including in relation to VAT payments. In such audits, it is possible to present our case according to our interpretation of tax legislation, and the relevant tax authorities may disagree, and then also challenge the amount of our profits subject to tax in Israel.

While we believe that our estimates are reasonable, the final outcome of these audits and related legal litigations, in so much as they may occur, may differ from the amount of our provisions for taxes and therefore may affect our operating results. See also note 25 to our consolidated financial statements and “Item 5A.1c Settlement Agreement with Orange Brand Services Ltd.”

3D.3          RISKS RELATED TO OUR PRINCIPAL SHAREHOLDER

3D.3a          29.37% of our issued and outstanding shares and voting rights were held by S.B. Israel Telecom Ltd., our largest shareholder, as of March 1, 2018.

As of March 1, 2018, our largest shareholder, S.B. Israel Telecom Ltd. (“S.B. Israel Telecom”), held approximately 29.37% of our issued and outstanding shares.

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

ITEM 4.          INFORMATION ON THE COMPANY

4A.          History and Development of the Company

We were incorporated in Israel under the laws of the State of Israel on September 29, 1997, as Partner Communications Company Ltd. Our products and services were marketed under the “Orange” brand until February 16, 2016, when it was replaced with the “Partner” brand.  In addition, since 2011, we have used the "012 Smile" brand for certain products and services. Our principal executive offices are located at 8 Amal Street, Afeq Industrial Park, Rosh Ha’ayin 48103, Israel (telephone: +972-54-7814-888). Our website addresses are www.partner.co.il and www.012mobile.co.il . Information contained on our websites does not constitute a part of this annual report. Our authorized U.S. representative is Puglisi and Associates, 850 Library Avenue, Suite 204, Newark, Delaware, 19711 and our agent for service in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

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

•
In November 2013, we entered into a 15-year Network Sharing Agreement with HOT Mobile pursuant to which the parties agreed to create a 50-50 limited partnership to operate and develop a cellular network to be shared by both parties (among others, as a result of pooling both parties’ radio access network infrastructures to create a single radio access network). The Network Sharing Agreement was approved by the Israeli anti-trust authorities, subject to conditions in May 2014, and by the Ministry of Communications in April 2015. Following approval by the Minister of Communications, the Network Sharing Agreement with HOT Mobile entered into effect. See “Item 4B.8 Our Network”.

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

•	In June 2017, we launched Partner TV service based on Over the Internet (OTT) platform which completed our offering as a comprehensive communications company.

•	In August 2017, we launched the commercial phase and accelerated deployment of our fiber optic network in residential areas throughout the country.

For information on our capital expenditures for the last three financial years, and for the principal capital expenditures currently in progress, see “Item 4B.8 Our Network” and “Item 5B.4 Total Net Financial Debt- Capital Expenditures”.

4B.          Business Overview

Partner Communications Company Ltd. is a leading Israeli telecommunications company, providing a wide integrated and customized range of cellular and fixed-line telecommunication services, including infrastructure, international long distance (ILD), internet services provider (ISP), television and other services. We offer our subscribers a full range of products and services to address a broad range of communications needs based on advanced technologies and competitive tariff plans.

As a comprehensive communications group, we supply our services through two business segments:

-          the cellular segment, our main business, which represents the largest portion of our total revenues. The cellular business segment includes cellular communications services such as airtime calls, international roaming services, text messaging, internet browsing, value-added and content services, and services provided to other operators that use the Company's cellular network. The Company also sells and leases a range of equipment related to cellular services. See "Item 4B.5a Cellular Services and Products".

At December 31, 2017, we had approximately 2,674 thousand cellular subscribers, representing an estimated 25% of total Israeli cellular telephone subscribers at that date. As of that date, approximately 87% of our subscriber base (approximately 2,320 thousand subscribers) was represented by subscribers who subscribe to post-paid tariff plans and 13% (approximately 354 thousand subscribers) by subscribers who subscribe to pre-paid tariff plans. (For a definition of “subscriber”, see “Item 3A Selected Financial Data”).

Our GSM/UMTS network covered 99% of the Israeli population at year-end 2017. Our LTE network currently covers 99% of the Israeli population, in line with the deployment milestones in our license. We currently operate our GSM network in the 900 MHz and 1800 MHz bands, the UMTS network in the 900 MHz and 2100 MHz band and the LTE network in the 1800 MHz band. Our services provided on our network include standard and enhanced services, as well as value-added services and products. See “Item 4B.5 SERVICES AND PRODUCTS".

In 2017, we marketed our cellular services and products mainly under the Partner brand as well as under the 012 Mobile brand;

and

-          the fixed-line segment, which includes a number of services provided over fixed-line networks including (a) Internet services including access to the internet through both fiber optics and wholesale broadband access, ISP services, internet Value Added Services (“VAS”) such as cyber protection, anti-virus and anti-spam filtering, and fixed-line voice communication services provided through Voice Over Broadband (“VOB”); (b) Business solutions including SIP voice trunks, Network Termination Point Services ("NTP") – under which the Group supplies, installs, operates and maintains endpoint network equipment and solutions, including providing and installing equipment and cabling within a subscriber's place of business or premises, hosting services, transmission services, Primary Rate Interface (“PRI”) and other fixed-line communications solution services; (c) International Long Distance services (“ILD”): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services; and (d) Television services over the Internet ("TV"). In addition, this segment includes sales and leasing of related equipment. See "Item 4B.5b Fixed-line Services and Products".

In 2017, our fixed-line services were marketed under the Partner brand and our ILD services were marketed under the 012 brand.

 In 2017, we were named by the Maala organization in their highest platinum plus category for corporate social responsibility for the tenth consecutive year.

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

•
Cellular Telephone Market Saturation. Since 1994, the market has sustained a rapid annual rate of growth from a 2.6% penetration rate at year-end 1994 to an estimated penetration rate in Israel at December 31, 2017, of 120%, representing approximately 10.4 million subscribers out of an estimated population of approximately 8.8 million. The total number of estimated cellular telephone subscribers includes dormant subscribers and subscribers to multiple networks as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers.

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

4B.2          SPECIAL CHARACTERISTICS OF THE FIXED-LINE TELECOMMUNICATIONS INDUSTRY IN ISRAEL

Bezeq and HOT Telecom are the only telecommunications services providers with their own nationwide fixed-line infrastructure. IBC, which has a license to provide fixed-line services nationwide, has started a limited deployment of its fiber-based fixed-line services. Partner and Cellcom have fiber optic lines in certain areas nationwide.

Fixed-line telephony Services

Bezeq is the incumbent provider of fixed-line telephony services in Israel and holds more than 69% of the market. The remaining portion of the market is divided between HOT Telecom the next largest provider, Cellcom and Partner.

Broadband and Internet services

The fixed internet access market used to be divided into two tiers of services: infrastructure services and ISP service. Since February 2015, with the launch of the wholesale market reform, ISPs have begun to market bundled packages which include both (Bezeq's) infrastructure and ISP components.

The Ministry of Communications declared its intention to provide an incentive for Bezeq to implement the wholesale market by reducing the regulations requiring Bezeq to maintain a “structural separation” between its fixed-line and its TV services and other telecommunications operations. The MoC has also declared its intention to promote the removal of corporate separation in the Bezeq group and to publish a hearing in 2017 suggesting removal of the structural separation in the Bezeq group. See “Item 3D.1c If the structural separation provisions (which apply to Bezeq and HOT) are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations.”

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

Until 2011, the Israeli ISPs were connected to the World Wide Web through an underwater communications cable owned and operated by TI Sparkle Israel (formerly Med Nautilus), a subsidiary of Telecom Italia SpA. Since January 2012, Bezeq International has its own underwater communications cable, and in February 2012, the Tamares Group’s underwater communications cable commenced operations. These additional underwater cables have increased the effective bandwidth of international data connectivity and reduce costs for ISPs.

International long distance services

ILD services in Israel have been open for competition since 1996. There are currently eight players in this market. The three major players are: Partner, through 012 Smile, Bezeq International and Cellcom through Netvision, who are estimated to hold together approximately 80% of the market. The other players are Xfone and Telzar 019 International Telecommunications Services Ltd., which commenced operations in 2011, and Hashikma Communications Marketing Ltd., Golan Telecom and HOT Mobile, that commenced operations in 2012. Beginning in 2012, as part of the unlimited packages that the cellular companies began offering their customers, most of them, including the Company, included ILD services to certain destinations in these packages. Proposed regulations intend, among others, to allow all general telecommunications licensees (including MVNOs) to provide international call services to international destinations included in their subscribers’ tariff plans and only calls to destinations not included in the subscriber’s plans would be routed through ILD providers. See “Item 4B.12e - iii Hearings and Examinations”. Such regulations may alter the ILD market structure in Israel and decrease the volume of international calls routed through ILD providers.

4B.3          OUR STRATEGY

Partner’s strategy is to further reinforce and develop its position as a comprehensive telecommunications company that offers an entire range of telecommunication solutions to a variety of customers, and we intend to lead the market in service as well as technology. The most recent elements in pursuit of this strategy were added during 2017 with the launch of our Partner TV Service and the entry into service of our fiber optic network. The principle elements of our business strategy are as follows:

•
Offer our customers a variety of cellular and fixed-line services. For our core businesses we intend to continue to offer our customers a variety of services that include a wide integrated and customized range of cellular and fixed-line services. In addition, during 2018, we intend to expand the variety of value-added services such as cyber solutions and IOT (Internet of Things).

•
Increase penetration of Partner TV Service. In June 2017, we launched Partner TV Service, an Over the Top service ("OTT") based on Android TV platform. This was the first service of its kind in the Israeli television market. Partner TV Service allows our customers to enjoy an advanced interface and enables us to connect our customers “Any place, Any time, Any device” (AAA). As part of our strategy to offer our customers unique television services we have partnered with world-leading internet television networks, including Netflix. The attractive prices that we offer for our Partner TV Service together with the innovative interface have created for the first time competition in the Israeli television market previously dominated by only two companies.

•
Further extend deployment of a fiber optic network over which the Company will offer high quality internet services. In August 2017, we commercially launched our fiber optic network. Our investment in the fiber optic network is part of our strategy to maintain our technological leadership in the market. The fiber optic network enables us as a comprehensive communications group to offer increased internet speeds compared to current market offerings, manage the quality of service and customer experience, and offer additional advanced services. The combination of the fiber optic network together with Partner TV Service, which can be offered over our fiber optic network, provides us with a unique advantage and reduces our dependency on the fixed-line infrastructure operators.

•
Preserve and enhance customer satisfaction to strengthen customer loyalty and decrease churn. In order to increase customer satisfaction, we constantly strive to provide advanced services at a high level of technology and simplify processes and information. Towards this goal, we strive to provide our customers with a high level of accessible customer service at our service centers, call centers, and digital channels, as well as through our in-house technicians for fixed-line services.

•
Increase our online services for our customers. To provide our customers with advanced digital services, we are constantly developing possibilities for our customers to purchase services and self services as well as equipment through digital means and cellular apps.

•
Continue to be a major player in the retail sale of handsets and accessories.  We continuously adapt ourselves to the changing needs of our customers, while offering new and innovative equipment and accessory developments and changes in the telecommunications market.

•
Lead in technology and innovation in our cellular network in order to remain at the technological edge. We have the widest 4G coverage compared to other cellular operators as a result of having the largest deployment of 4G cell sites. See "Item 4B.8 OUR NETWORK". As part of our strategy to remain a leading telecommunications operator in the cellular market and offer more advanced services, we intend to continue investing in 2018 in both the shared network with HOT Mobile as well as in our core cellular network. We intend to continue to deploy advanced technologies, for instance LTE Advanced. During 2018, the Company plans to examine the architecture and the technological aspects related to the implementation of the 5G network in preparation for its anticipated implementation in 2020.

4B.4          MARKETING AND BRAND

We continuously utilize a variety of marketing tools and channels in order to strengthen our brand presence in the market and promote sales. The year 2017 was dedicated to the consolidation of our brand architecture to one distinct and leading brand, "Partner", representing us as a full range telecommunications company. We advertise our brand and services in a variety of media channels, including press, television, radio, digital and social networks. Our advertising emphasizes leading and innovative product services and technologies and is targeted to various market segments using several languages.

Our marketing strategy for the year 2018 will be to focus on presenting Partner as a one stop shop for all customer communication needs. Our objective is to differentiate ourselves from our competitors on the basis of our added value services and competitive pricing, as well as the introduction of our new innovative products. For example in 2017, we launched Partner TV and offered our Post-Paid cellular subscribers a free six month subscription to Apple Music streaming service as a result of an exclusive collaboration with Apple Music.

4B.5          SERVICES AND PRODUCTS

Our principal business, which provided approximately 80% of our revenues in 2017 (excluding inter-segment revenues) was derived from our cellular segment. Approximately 20% of our revenues (excluding inter-segment revenues) were generated from our fixed-line segment.

4B.5a          Cellular Services and Products

Cellular Services

Our main business is cellular telephony - including basic cellular telephony services, text messaging, internet browsing and data transfer, content services, roaming services and services provided to other operators that are permitted to use the Company's cellular network. Cellular content and value-added services offered include multimedia messaging, cyber protection, cloud backup, ringtones, music streaming service and a range of business services.

International Roaming

We offer our customers roaming services abroad, which allow a mobile phone subscriber to place and to receive calls while in the coverage area of foreign networks owned by operators with whom we have commercial roaming agreement. Our roaming packages allow our customers to benefit from attractive rates in nearly 190 destinations. We offer data-only packages as well as packages that combine calls, data and SMS. The Ministry of Communications may introduce new regulations that would limit our revenues from roaming services. See “Item 4B.12e - iii Hearings and Examinations”.

At December 31, 2017, we had commercial roaming relationships with 490 operators in 190 countries or jurisdictions, 340 3G roaming agreements in 160 countries and 86 4G roaming agreements in 87 countries. Creating roaming relationships with multiple operators in each country increases potential incoming roaming revenue for us and gives our subscribers more choice in coverage, services and prices in that country. The 3G and 4G roaming agreements enable our 3G roamers to initiate video calls, high speed data and video and audio content while abroad.

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

Cellular Equipment and Devices

Equipment and device sales in the cellular segment include sales and leases of cellular handsets and related cellular devices and accessories. Until 2017, some sales of digital audio visual equipment and other related equipment were also recorded under the cellular segment. However, as from 2017, in view of updates to our sales strategy and the launch of television services, sales of Wi-Fi only devices and other devices not directly related to cellular services, including televisions, were recorded under the fixed-line segment instead of the cellular segment.

4B.5b          Fixed-line Services and Products

Fixed-Line Services

We offer fixed-line services that include internet services, ILD services, transmission services, telephony services (including SIP services) and TV services.

•
ISP services. As an internet service provider providing access to the World Wide Web, we offer our customers, in addition to access, additional ISP services including email accounts, Wi-Fi networking as well as additional value added services such as anti-virus and anti-spam filtering. We also offer a bundled package that includes infrastructure and ISP access services following the wholesale market reform, and since 2017, we also offer access services over our own optic fiber fixed-line infrastructure in certain parts of the country, with speeds up to 1 GB. As of March 2018, tens of thousands of households are able to connect to Partner's fiber services. Furthermore, we offer our business customers additional tailored value services that combine an entire array of solutions including: network and data infrastructures, advanced information security solutions, integration solutions, designated services for customers with multiple branches and commercial networks, business information storage in a secured and advanced data center and cloud services.  ISP services include the leasing of related equipment including modems and routers.

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

•
Television services. In June 2017, we launched our OTT television services that provide our customers with an enhanced user interface experience of television services based on an open platform, the Android TV. Partner TV service offers our customers dozens of live linear channels, including "catch up" capability of up to 14 days, video on demand library, direct access to YouTube and Netflix content through a dedicated button on our remote control allowing our customers to access their favorite show with a simple click. We also enable customers to subscribe and pay for Netflix through the Partner TV bill. Partner TV service includes a fully supported 4K set-top box with an Android TV operating system which enables the viewer to add content, games and music applications directly from the Google Play store. Our full TV service can also be accessed by smartphones and tablets (TV everywhere). As of the date of this report, Partner TV service, which has the highest growth rate among all TV operators in Israel, reached over 64,000 subscribed households.

•
High speed broadband fiber optic based network. In August 2017, we launched the commercial phase and acceleration of our fiber optic network in residential areas throughout the country, which provides for the first time a more advanced and cost-effective alternative to the existing fixed infrastructure in Israel. See "Item 4B.8d Fiber optics network".

Value-Added Services

In addition to standard fixed-line value-added services, we offer a variety of value-added services such as defense and security services for the computer and e-mail that include, among others, parental monitoring control, firewall, web hosting, anti-virus and site filtering based on the customer’s restriction definition, and other value added internet services including hosting, cloud-based hosted services and virtual switchboard. We also offer an upgraded data center that provides customers with business solutions on a secure site including hosting services (storage and maintenance of physical and virtual servers, website hosting, information storage and disaster recovery site), management communication services, and integrated services.

Fixed-Line Equipment and Devices

Equipment and devices sales in the fixed-line segment include sales and rental of modems, domestic routers, servers, smartboxes and related equipment, as well as sales of audio visual equipment and devices and other related equipment. In addition, we provide our business customers with office communication Private Branch Exchanges (PBX).  This service, available on the premises or cloud-based, provides all telephony services including unified communication features as well as Direct Inward Dialing (DID), which provides a block of telephone numbers for calling into the customer’s PBX system. DID allows us to offer our customers individual phone numbers for each person or workstation within the company without requiring a physical line into the PBX for each possible connection.

4B.5c          Tariff Plans

As of December 31, 2017, approximately 87% of our cellular subscriber base (approximately 2,320 thousand subscribers) subscribed to post-paid tariff plans, and 13% (approximately 354 thousand subscribers) subscribed to pre-paid tariff plans.

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

Since 2012, the Company has also marketed cellular tariff plans under an alternative brand, “012 Mobile”, based on the 012 Smile brand. Under this brand, the Company offers plans mainly under a digital self-service model through a dedicated website (including web-chat with customer representatives) at competitive prices. These tariff plans were launched in order to compete with offers of new operators launched in 2012. Under our pre-paid plans, upon purchase of a SIM card or phone card or prepayment by credit card or cash, customers can use our network, including some of our value-added services, without the need to register with us or enter into any contract. Our pre-paid plans enable us to compete in the pre-paid cellular services market.

Fixed-line tariff plans. For our Fixed-Line Services, we have a wide range of diverse plans to meet the needs of the various sub-markets-ISP, ILD, transmission, TV, VOB and PRI. We have also launched an unlimited plan for our VoB packages. In the ILD services market we have tariff plans based on call destinations and level of use. Our Internet Service prices and our wholesale infrastructure services prices are based on bandwidth speed. We offer a variety of internet solutions for home and business use according to each customer's needs. With our entrance into the TV services market, we now offer our customers bundled plans that include infrastructure, internet and TV services as well as triple offers that include infrastructure/ internet, TV and home telephony services.

4B.6          SALES AND DISTRIBUTION

4B.6a          Customer Care

We apply a multi-channel approach to target various market segments and to coordinate our cellular and fixed-line sales strategy for both our business as well as private customers. Our customer support and service provides several channels for our customers: call centers, walk-in centers and self-service support, which include web-based services, mobile application, Interactive Voice Response (“IVR”), automated SMS, messaging and digital chat.

Call Centers. Guided by our aim to provide high quality service, our call-center services are divided into several sub-centers including business, private and pre-paid for cellular and fixed-line services, and specialized support and services (finance, network, international roaming and data transfer related issues). The call center services are provided in several languages and also provide chat, digital and SMS services through the Company’s websites.

Walk-in Centers. We currently operate 25 service and sales centers across Israel. These centers provide a face-to-face, uniformly designed, contact channel and offer all services that we provide to customers: sales, handset upgrade, handset maintenance, tablet sales, fixed-line services (such as VOB and ISP) and other services (such as finance, rate-plan changes and subscription to new services) as well as accessories sales. Lease agreements for our retail stores and service centers are for periods of two to ten years. We have the option to extend the lease agreements for different periods including the initial lease period. See also note 19 to the consolidated financial statements.

Self-Service. We provide our customers with various self-service channels, such as IVR, web-based services, and services via SMS, mobile and smartphone applications. The services provided through these channels include general and specific information, tariff plans, account balance, billing-related information and roaming tariffs. They also provide customers with information regarding trouble shooting and handset operation, and enable customers to activate services and to download content as well as to purchase various services and update tariff plans.

Technical support. The Company's in-house technicians provide our customers with support services and initial TV and fiber installation services.

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

Management Systems. Our management systems are certificated and monitored by IQC (The Institute for Quality Control, an RVA accredited Certification Body authorized by Bureau Veritas Quality International) to the appropriate international standards:

•	ISO 9001:2015, which focuses on fulfillment of clients and legal requirements;

•	ISO 14001:2015, which coordinates our commitment to habitat and environment; and

•	OHSAS 18001:2007, which directs our efforts to provide a safe and healthy work environment at our premises.

4B.6b          Sales and Distribution Channels

We distribute our services and products through direct sales channels and indirect sales channels.

4B.6b - i               Direct Sales Channels

Sales and Service Centers: Our walk-in centers in stores and malls also serve as sales centers. The face-to-face contact enables customers to get the “touch and feel” of new handsets, tablets, accessories and services demonstrated by our representatives. We have stands in some of our centers in cooperation with Apple called "CEP" –channel excellence program, in which we demonstrate Apple products to customers. As of December 31, 2017, we are the only cellular operator in Israel that has this type of agreement with Apple.

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

In addition, as of December 31, 2017, we have 17 Partner stands in shopping centers throughout the country.

4B.6b - ii              Indirect Sales Channels

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

4B.6b - iii            Online Sales Channels

Our cellular and fixed-line services are also available to be purchased online. We also manage an online service for the purchase of handsets and other equipment that we sell.

4B.7          POST-PAID CUSTOMER CONTRACTS AND CREDIT POLICY

Our standard customer agreements with most of our private customers do not include commitment periods, since they are not permitted under Israeli law. Some of our business customers that have more than 100 cellular subscribers enter into an agreement with a commitment period of up to 36 months, as do some of our fixed-line customers with monthly invoices of over NIS 5,000. Customers are billed monthly for charges per services. Roaming access for direct debit cellular customers is subject to credit scoring by our credit supervisors with the assistance of outside credit agencies and may require additional guarantees or deposits.

Our customers pay for their services by credit card or by direct bank debit. All credit card accounts are subject to an initial maximum credit limit each month, which varies depending upon the type of credit card and for which we obtain prior approval from the card issuer. When a customer account reaches this limit, we may seek approval from the card issuer. If the card issuer does not grant the approval, we may require the customer to provide other means of payment or arrange an increase in the approved limit from his credit card issuer. If this does not occur, the customer’s usage may be limited or suspended, after receiving our prior notice of such limitation or suspension, until we receive a cash deposit or guarantee from the customer.

Most of our customers pay for equipment devices with long term financing plans whereby the customer pays for the equipment through monthly payments (generally between 12 and 36 months), which are charged directly to their credit card or to their monthly bill. Where the customer opts to pay the monthly payments via their monthly bill, the outstanding installment payments are not secured. Customers acquiring more than a certain number of device sales are subject to a credit scoring review performed by Partner’s credit supervisors with the assistance of outside credit agencies. During 2016, changes were made to the credit scoring review process whereby stricter requirements were imposed for customers to be accepted for long term financing plans. These changes significantly adversely affect the level of sales of equipment with long term financing plans. See also "Item 5A.1b Business Developments in 2017".

4B.8          OUR NETWORK

We have built an extensive, resilient and advanced network system in Israel, allowing us to offer extensive coverage and consistent high quality. During the years ended December 31, 2016 and 2017, we made capital expenditures of NIS 73 million and NIS 152 million ($44 million), respectively, in our network infrastructure, including in our new fiber optic network. See "Item 5B.4 Total net financial debt ".

4B.8a          Overview

Our network is a converged fixed and mobile telecommunications network. For mobile services we built a multi generation (2G, 3G &4G) wireless network, which offers full interactive multimedia capabilities. This technology brings wire-free networks significantly closer to the capabilities of fixed-line networks. Improvements in coding and data compression technology provide better voice quality and more reliable data transmission. UMTS is the global standard adopted for the implementation of third generation wireless telecommunications capable of data rates of up to 42 Mbps in the down-link and is the 3G technology we use. HSPA is a technological enhancement to our 3G services that offers subscribers the ability to access our 3G services at higher speeds for downloading (HSDPA) and uploading (HSUPA) data. LTE is the most advanced mobile network technology which is currently available in more than half of the macro base stations. Our LTE network has nationwide coverage and based on the existing spectrum of 20 MHz in 1800 MHz band and 10MHz in 2100 band can support up to 225Mbps in the downlink using carrier-aggregation and up to 50Mbps in the uplink.

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

According to the Network Sharing Agreement, HOT Mobile paid Partner a onetime amount of NIS 250 million (“Lump Sum”), and since April 1, 2016, (i) each party bears half of the expenditures relating to the Shared Network, and (ii) responsibility for the operating costs of the Shared Network is apportioned according to a pre-determined mechanism, according to which one half of the operating costs are shared equally by the parties, and one half are divided according to the relative volume of traffic of each party in the Shared Network (“Capex-Opex Mechanism”). See “Item 5A.1d Network Sharing Agreement with HOT Mobile" and notes 9 and 26(d) to the consolidated financial statements with respect to balances and transaction with PHI.

In May 2014, the Antitrust Commissioner approved the Network Sharing Agreement, subject to conditions, the most important of which are set forth below:

•
Prohibition on exchange of information that is not required for the activities of PHI under the Restrictive Trade Practices Law, 1988 ("Restrictive Trade Practices Law"). See 4B.12e - v Anti-Trust Regulation.";

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

In April 2015, the Ministry of Communications also approved the Network Sharing Agreement.

4B.8b          Infrastructure

As of December 31, 2017, our network consists of the following main elements:

•
Our radio access network domain consist of 2,005 macro GSM base transceiver stations, 19 micro GSM base transceiver stations and 207 indoor GSM transceiver stations, all linked to 7 base station controllers (HDBSC);

•	2,279 macro UMTS base transceiver base stations (eNodesBs), 16 micro UMTS base transceiver stations and 560 indoor UMTS transceiver stations, all linked to 21 radio network controllers;

•	2,584 macro LTE base transceiver base stations (eNodesBs), 10 micro LTE base transceiver stations and 200 indoor LTE transceiver stations.

Our core network domain consisted of 3 mobile switching centers, 3 media gateways, 2 service GPRS support node/mobility management entity and 2 gateway GPRS support node/evolved packet gateway.

The base transceiver stations, the mobile switching centers and the radio network controllers are interconnected by 5,250 transmission links for voice services, and a dedicated IP radio access network and a mobile packet backbone network (IP-RAN, MPBN) for voice and data traffic for the 3G and 4G network.

Ericsson is our sole radio and core network equipment supplier. See “Item 4B.8g Suppliers”.

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

In addition, our network is interconnected with two public switched telephone companies, Bezeq and HOT Telecom, in several locations across Israel. Our network is also connected to all of the cellular networks, all the Israeli international operators, the fixed-line telephone network of the Palestine Telecommunication Co. Ltd. (“Paltel”), and the cellular network of Wataniya Palestine Mobile Telecommunication Company (“Wataniya”), and indirectly to the cellular network of Palestine Cellular Communications Ltd. (“Jawwal”). Our transmission network is made up mainly by our own microwave links and fiber optic infrastructure, while for sites that are unreachable with our own transmission, we lease lines from Bezeq and other operators. Currently approximately 10% of our transmission network consists of leased lines. Our fiber-optic and microwave transmission network enables us to reduce our transmission costs as well as to provide our customers with bundled services of data and voice transmission and fixed-line services. Currently, our transmission network has more than 19 hundred kilometers of fiber optics and more than 12 hundred microwave links.See "Item 4B.8d Fiber optics network".

Our radio networks covered 99% of the Israeli population at year-end 2017. We are continuing to expand and improve the coverage, capacity and quality of our LTE network.

4B.8c          Network Design

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

In our Fixed-Line business we offer telephony lines using VoB technology, SIP voice trunks, PRI, Internet Services, data transmission and ILD services targeting households and business customers in the Israeli market. These services are provided over third parties’ existing network infrastructure as well as our own partially country covering infrastructure. In order to provide the Fixed-line Services in the residential market, we developed a home gateway box (smartbox/all in one router), that provides the customer with a setup of a home network Wi-Fi based on the protocol 802.11n & AC, Voice FXS and DECT supported phones, and built-in firewall. We also develop home gateway for our LTE, G.FAST/fiber infrastructure. This solution enables us to provide services to our customers such as call “hijack” which allows customers to retrieve incoming mobile line calls on their fixed-line and vice-versa, improved email accounts, anti-virus and site filtering based on the customer’s restriction definition.

4B.8d          Fiber optics network

In July 2006, we purchased Med-1 I.C.–1 (1999) Ltd.'s fiber-optic transmission business. Since then we continued to expand our fiber optics network.

MoC Regulations and a recent amendment to the Telecommunications Law now allow us to make use of the ducts and manholes (and other passive network elements) deployed by landline domestic operators (including Bezeq and HOT) in order to deploy our own fiber optic cables.

Following these regulatory developments, in August 2017, we commercially launched the expansion of our fiber optic network. Our investment in the expansion of our fiber optic network is part of our strategy to maintain our technological leadership in the market, compared to current market offerings. As of March 2018, tens of thousands of households are able to connect to Partner's fiber services. The fiber optic network enables us as a comprehensive communications group to offer increased internet speeds compared to current market offerings, manage the quality of service and customer experience, and offer additional advanced services. The combination of the fiber optic network together with Partner TV Service, which can be offered over our fiber optic network, provides us with a unique advantage and reduces our dependency on the fixed-line infrastructure operators.

In November 2017, the Company announced that it is holding negotiations with Cellcom regarding a potential long term cooperation agreement, for the deployment of a fiber optic infrastructure by both companies whereby each company will be entitled to purchase from time to time, as per its needs and its sole discretion, fiber optic infrastructure services (including indefeasible right of use) from the other company's present and/or future fiber optic infrastructure in order to connect residential buildings throughout Israel. The finalization of the agreement is subject to further negotiations between the companies and if concluded the execution of the agreement will be subject to the required regulatory approvals.

4B.8e          Spectrum Allocation and Capacity

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

We were also allocated two additional bands of spectrum:  2 x 10 MHz of UMTS/HSDPA third generation in the 2100 MHz frequency band. We operate GSM 900 MHz band base transceiver stations that enhance the capacity of our network’s quality. In May 2012, we shifted 5MHz of our 900MHz spectrum from the 2G GSM network to the 3G HSPA+ network. In July 2014, we shifted 10MHz of our 1800MHz spectrum from the 2G GSM network to the 4G LTE network. In March 2015, the Minister of Communications approved the results of the tender bid process in which we won an additional 5 MHz in the 1800 spectrum. HOT Mobile was also awarded two bandwidths of 5 MHz of frequencies in the 1800 band, both of which are expected to be used for the limited partnership created by the companies.  Now that we have been allocated these frequencies, and have successfully refarmed our existing frequency bands and successful implemented the Network Sharing Agreement with HOT Mobile, our total spectrum available for 4G is 20 MHz, which allows us to offer full 4G services. See “Item 4B.8a Overview – Cellular Network Sharing Agreement”. We have amended the technical annex to our license in order to allow us to refarm some of our existing spectrum (in the 2100 MHz band) for the implementation of LTE Advanced and carrier aggregation technologies. In February 2017, the MoC approved the refarming (the conversion of existing frequencies to a different technology) of these frequencies.

For a discussion of the risks associated with regulatory developments in spectrum allocation, see “Item 3D.1b The MoC might require us to terminate the use of certain spectrum ranges which have been allocated to us, limit our use of such spectrum or fail to respond to our demands for the allocation of additional spectrum. Such eventualities may adversely affect our business and results of operations.”

4B.8f           Site Procurement

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

See “Item 4B.12h Network Site Permits” for a description of the approvals that are required for the erection and operation of network sites and the requirement to provide indemnification undertakings to local committees.

4B.8g          Suppliers

Suppliers for our cellular network. For a number of years, we purchased our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software, from Ericsson and Nokia. Starting in January 2008, we purchase all our UMTS network equipment from Ericsson, and in 2010 we entered into an agreement with Ericsson, for the upgrade of our existing cellular networks and the deployment of our fourth generation network. The initial term of the inclusive agreement with Ericsson ended on December 31, 2014. We extended, with certain modifications, the maintenance period by additional periods until the end of 2018. Ericsson has gradually become our sole supplier of cellular core equipment and systems. See “Item 10C Material Contracts”. See also “Item 3D.2j We depend on a limited number of suppliers and vendors for key equipment and services. Our results of operations could be adversely affected if our suppliers and vendors fail to provide us with needed services and adequate supplies of network equipment, handsets and other devices or maintenance support on a timely basis.”

We continue to purchase certain network components, for our cellular, fixed and ISP services, from various other key suppliers. For example, Juniper Networks provides the Company with solutions for all network segments.

Handset and other equipment suppliers. Following the expiration of our previous agreement in 2016, in June 2016 we entered into a non-exclusive agreement with Apple for the purchase and resale of iPhone handsets in Israel for a three-year period. See “Item 10C Material Contracts”. During 2017, Apple was a major supplier of the Company’s iPhone handsets. We also purchase handsets and other equipment, including tablets and laptops, from Samsung and other vendors.

Suppliers for TV content and equipment. In May 2017, we partnered with Netflix, the world leading internet entertainment network, to make its services directly accessible through our TV service.

In addition, we have agreements with well known suppliers in the industry for the provision of the following:

•	sports and kids content channels;

•	set top boxes for our TV service;

•	management system;

•	encoding system;

•	content distribution system (live channels and VOD) for end equipment (set top boxes and applications);

•	application interface installed on set top boxes and cellular devices.

Suppliers for our fixed-line network. Bezeq and HOT Groups own the majority of the fixed-line telecommunications infrastructures in Israel. As a result, we rely on interconnection with the Bezeq and HOT Groups’ infrastructure. Bezeq supplies the Company with fixed-line transmission services for connecting traffic between approximately 10% of the Company’s sites. The HOT Group supplies the Company with interconnect lines between the broadband backbone and the ISP backbone. See “Item 3D.1c3D.1c If the structural separation provisions (which apply to Bezeq and HOT) are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations.” In addition, for hard-line connection to all major Western European countries and the United States, TI Sparkle Israel (formerly Med Nautilus) supplies the Company with transmission services through its submarine infrastructure. See “Item 10C Material Contracts”.

Dialogic Inc. and Broadsoft Inc. supply us with switches for the fixed-line telephony services based on Internet Protocol (“VoIP”). As part of the mentioned above with Ericsson, these services will gradually shift to equipment supplied by Ericsson.

4B.8h          Interconnection

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

4B.9          COMPETITION

An overview of our principal competitors and of some aspects of the competitive environment for telecommunications services is set forth below. For further information regarding the impact of regulation and regulatory changes on competition, including measures to enable new service providers to enter the market, and the competitive pressures arising from the development of full-service telecommunications providers and new technologies, see “Item 3D.1 Risks Relating To The Regulation Of Our Industry.” and “Item 3D.2a As a result of substantial and continuing changes in our regulatory and business environment, our operating results and profitability have decreased significantly in the past five years, with a loss for 2015.  In 2017 we earned profits of NIS 114 million (US$ 33 million). Profit without the impact of the early adoption of IFRS 15 in 2017 would have been NIS 61 million (US$ 18 million), and profit in 2016 was NIS 52 million.  Our operating results may again decline in 2018 and beyond, which may adversely affect our financial condition.”

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

4B.9a          Competitors in the Cellular Services market

There are currently six cellular telephone network operators in Israel: Partner, Cellcom, Pelephone, HOT Mobile, Golan Telecom and Xfone. Except for Golan Telecom and Xfone, these cellular operators are part of the four main telecommunications groups. In addition, there are three active MVNO operators – Hashikma Communications Marketing Ltd., (“Rami Levy”),  Telzar 019 International Telecommunications Services Ltd. ("Telzar") and Cellact Communications Ltd. ("Cellact").

We compete principally on the basis of telecommunications service quality, brand identity, variety of handsets and other equipment, tariffs, value-added services and the quality of customer services.

The table below sets forth an estimate of each operator’s share of total subscribers in the Israeli cellular market at year-end for the years 2013 to 2017.

Estimated Market Shares*	2013	2014	2015	2016	2017
Partner	29%	28%	27%	26%	25%
Cellcom	31%	29%	28%	28%	27%
Pelephone	26%	25%	26%	23%	23%
HOT Mobile	8%	10%	11%	14%	15%
Golan Telecom and others	6%	8%	8%	9%	10%

* Based on Partner subscriber data, as well as information contained in published reports, and public statements issued by other operators.

Cellcom. Cellcom is an Israeli corporation founded in 1994 that is traded both on the Tel Aviv stock exchange as well as NYSE. Cellcom’s major beneficial shareholder is Discount Investment Corporation Ltd., which is controlled by Mr. Eduardo Elzstain. In August 2011, Cellcom acquired Netvision, an Israeli fixed-line operator. Cellcom operates nationwide cellular telephone networks as well as fixed-line telephony, transmission and data services and has partially deployed LTE. In 2014, Cellcom launched OTT television services. In April 2017, Cellcom announced that following receipt of regulatory approvals, its 3G and 4G networking sharing and 2G hosting services agreement with Golan Telecom, came into effect. In addition, in March 2017, Cellcom announced that it received regulatory approval for a networking sharing and hosting services agreement with Xfone. See "Item 3D.1d The Network Sharing Agreement we entered into with HOT Mobile may be terminated earlier than we expected due to regulatory intervention. In such case we will be required to split the shared network with HOT Mobile, and the resources, time and expense it may take us to have our own network on a nation-wide coverage may be substantial and could also materially harm our business and the results of operations at such time. Network sharing and similar agreements entered into by our competitors may place us at a competitive disadvantage."

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

HOT Mobile. HOT mobile is held indirectly by the Altice Group, a French media group, controlled by Mr. Patrick Drahi, who also holds control of HOT Telecommunications Systems Ltd. (“HOT Telecommunications”). The HOT Group’s main areas of activity are multi-channel television services, fixed-line telephony services, PRI, internet broadband access, transmission and data communications services as well as ISP services through its subsidiary HOT-NET.

In April 2015, the MoC approved a 15-year network sharing agreement between Partner and HOT Mobile pursuant to which the parties created a limited partnership, to operate and develop a radio access network to be shared by both parties.  See “Item 4B.8 Our Network- Cellular Network Sharing Agreement”.

Other Operators

Golan Telecom. Since April 2017, Golan Telecom, is held by Electra Consumer Products Ltd., ("Electra") following the acquisition from Michael Golan, Xavier Niel and the Parienti family. In April 2017, Electra announced that following receipt of regulatory approvals, it finalized the acquisition of Golan Telecom and the 3G and 4G networking sharing and 2G hosting services agreement with Cellcom which came into effect. Golan Telecom began operations in early 2012 after winning a Ministry of Communications’ tender offer for frequencies in the 2100 MHz spectrum.

Xfone. Xfone is a privately owned telecommunications company that provides telecommunications services, was awarded a 5MHz frequency band in the 1800 spectrum and recently entered the market as the sixth facility-based cellular operator. Xfone offers cellular services as well as ISP and ILD services.

MVNOs. The Ministry of Communications has granted MVNO licenses to various companies, some of which have entered into hosting agreements with cellular operators. The major MVNOs are Rami Levy, which is a subsidiary of a major Israeli discount supermarket chain; Telzar, an ILD operator and Cellact which is owned by Cellact Ltd., a communications group active also in the content field.

In May 2013, we signed an MVNO agreement with Telzar with respect to their use of Partner’s network as an MVNO.

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

Several service providers offer competitive roaming solutions. The service is offered, among others, by the International Long Distance vendors as well as by specialized enterprises. See also "Item 3D.1i Potential future regulation of roaming services may decrease our roaming revenues and negatively affect our income."

Market Saturation. Because the Israeli cellular market has reached a level of full saturation, except for natural market growth through the growth of population, any acquisition of new subscribers by any service provider typically results in a loss of market share for its competitors.

4B.9b          Competitors in Fixed-line Services

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

We compete principally on the basis of the variety of telecommunications services and offers which include bundled and triple service packages, service quality, brand identity, the variety of handsets and other equipment, tariffs and value-added services.

The Bezeq Group. The Bezeq Group is under structural separation rules which apply to management, employees, assets, marketing and finance and data systems. Starting in 2010, the Ministry of Communications has allowed the Bezeq Group to market bundled telecommunications services to the private sector, subject to certain conditions and limitations, including provisions which prevent Bezeq from discounting the price of bundled services from their unbundled prices and from including its fixed-line telephony service within bundles. See “Item 4B.2  Broadband and Internet services.” Following implementation of the broadband wholesale market, the requirement for structural separation may be removed, which would allow Bezeq to take advantage of its nationwide presence and cross-subsidization to market and sell more competitive and attractive offers than we will be able to offer. Bundled offerings have become more frequent in Israel and have caused price erosion in the services included. See “Item 3D.1c3D.1c If the structural separation provisions (which apply to Bezeq and HOT) are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations.”

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

Once an effective wholesale fixed-line market is operating, the Ministry of Communications may cancel the structural separation imposed on the Bezeq and HOT Groups. This will allow the groups to offer attractive bundles that include all of the above services that may result in a loss of market share by Partner in all relevant telecom markets. See “Item 3D.1c3D.1c If the structural separation provisions (which apply to Bezeq and HOT) are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations.”

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

In the ILD services market, we compete with Netvision from the Cellcom Group, Bezeq International, Xfone, Hashikma Communications Marketing Ltd., Telzar 019 International Telecommunication Service Ltd, Golan Telecom International Ltd. and HOT Mobile International Telecommunications Ltd.

In the ISP services market, we compete with Netvision, Bezeq International, HOT Net from the HOT Group, Xfone, Triple C Cloud Computing Company Ltd., Telzar 019 International Telecommunication Service Ltd, Qwick linq 011 International Ltd., and 099 Primo Communications Ltd.

In the TV services market, we compete with Yes, a subsidiary of Bezeq, which offers TV services provided via satellite and via OTT, HOT that offers TV services provided via cable and via OTT, Cellcom that offers hybrid OTT-DTT TV services and Triple C Cloud Computing Company Ltd. that offers TV services via OTT. In addition, there are international VOD content providers that offer complementary TV content. See also “Item 4B.2 Special characteristics of the Fixed-Line Telecommunications Industry in Israel”.

Israel Broadband Company (IBC). IBC received a general license for the provision of fixed-line telecom services (infrastructure) and for the establishment of a nationwide optic fiber network using the Israeli Electric Company’s infrastructure in August 2013. IBC is owned by Israel Electric Corporation (40%) and a consortium of companies elected as the winning bidder in the election process, which is comprised of the following companies: ViaEuropa Israel Ltd., RAPAC Communication & Infrastructure Ltd., BATM advanced Communication Ltd., Tamares Holdings Sweden AB and Zisapel Properties (1992) Ltd. and Cisco Systems Finance International (60%). Although IBC is in principle permitted to provide its services only to other telecommunications licensees on a wholesale basis, IBC has introduced a new business model which enables it to reach the retail market through the services of ISPs who sign agreements with them. Currently, IBC has agreements with the relatively small ISPs while the three major ISPs in Israel (Bezeq International, Netvision and Partner) have no distribution agreements with IBC. IBC has retained Rothschild Bank in its attempt to find a strategic investor. Partner is examining the feasibility of such investment, as are other entities.

4B.10        INFORMATION TECHNOLOGY

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

4B.11        INTELLECTUAL PROPERTY

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

4B.12        REGULATION

4B.12a        Overview

We operate within Israel primarily under the Telecommunications Law, the Wireless Telegraphy Ordinance (New Version), 1972 (the “Wireless Telegraphy Ordinance”), the regulations promulgated by the Ministry of Communications and our license. The Ministry of Communications issues the licenses which grant the right to establish and operate mobile telephone and other telecommunication services in Israel, and sets the terms by which such services are provided. The regulatory framework under which we operate consists also of the Companies Law, the Securities Law, the Planning and Building Law, the Consumer Protection Law, 1981, and the Non-Ionizing Radiation Law. Additional areas of Israeli law may be relevant to our operations, including antitrust law, specifically the Restrictive Trade Practices Law, the Class Actions Law, 2006, the Centralization Law, 2013 and administrative law.

4B.12b        Telecommunications Law

The principal law governing telecommunications in Israel is the Telecommunications Law and related regulations. The Telecommunications Law prohibits any entity, other than the State of Israel, from providing public telecommunications services without a license issued by the Ministry of Communications.

General licenses, which relate to telecommunications activities over a public network or for the granting of nationwide services or international telecommunications services, have been awarded to the Bezeq Group, to the HOT Group, to four other cellular operators besides Partner and to the international operators. In addition, the Ministry of Communications has granted MVNO licenses to a number of companies. During 2015 and 2016, the Ministry of Communications substituted almost all of the MVNO licenses and all general licenses for ILD services and unique-general licenses for fixed line services, with a single type of general unified license which governs all the services regulated under all of such licenses.

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

The Ministry of Communications, with the consent of the Ministry of Finance, may also promulgate regulations to determine interconnect tariffs, or formulae for calculating such tariffs. Moreover, the Ministry of Communications may, if interconnecting parties fail to agree on tariffs, or if regulations have not been promulgated, set the interconnect tariff based on cost plus a reasonable profit, a benchmark (derived from relevant retail prices in Israel or abroad), or based on each of the interconnecting networks bearing its own costs.

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

Frequency Fees. Under the Telegraph Regulations, the Company is committed to pay an annual fixed fee for each frequency used. For the years 2015, 2016 and 2017, the Company paid a total amount of approximately NIS 65 million, NIS 64 million and NIS 63 respectively. See also note 17(1) to the consolidated financial statements. Under the above Regulations, should the Company choose to return a frequency band, such payment is no longer due. Commencing August 2016, the total amount of frequency fees of both the Company and HOT Mobile under the regulations is split between the Company and HOT Mobile, through PHI, according to the OPEX-CAPEX mechanism (see also note 9 to the consolidated financial statements).

Royalties. Pursuant to the Communications Regulations (Telecommunications and Broadcasting) (Royalties), 2001, royalties may be payable to the State of Israel calculated as a percentage of relevant revenues. However since 2013 the royalty rate has been set at 0%.

4B.12c        Fair Competition and Antitrust Law

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

The Restrictive Trade Practices Law is the principal statute concerning restrictive practices, mergers and monopolies. This law prohibits a monopoly from abusing its market position in a manner that might reduce competition in the market or negatively affect the public. The law empowers the Commissioner of Restrictive Trade Practices to instruct a monopoly abusing its market power to perform certain acts or to refrain from certain acts in order to prevent the abuse. Bezeq has been declared a monopoly in certain markets. HOT has been declared a monopoly in the multi-channel television market.

4B.12d        Securities Administrative Enforcement and Antitrust Enforcement

The Israeli Securities Authority, or ISA may impose various civil enforcement measures, including financial sanctions, payment to the harmed party, prohibition of the violator from serving as an executive officer for a certain period of time, annulment or suspension of licenses, approvals and permits granted under securities and securities-related laws and adopt an agreed settlement mechanism as an alternative for a criminal or administrative proceeding. In case of a violation by a corporation, the Israeli Securities laws provide for additional responsibility of the Chief Executive Officer in some cases, unless certain conditions have been met, including the existence of procedures for the prevention of the violation, as part of an internal enforcement plan. The Company is prohibited from insuring, paying or indemnifying directors or senior officers for financial sanctions imposed on them subject to certain exemptions set forth in the law.

The Company has implemented an internal enforcement plan and has implemented an internal antitrust enforcement plan intended to ensure that all relevant parties in the Company comply with antitrust laws and regulations. The Company provides ongoing guidance and training to the Company's directors, office holders and relevant employees.

4B.12e        Regulatory Developments

See also “Item 3D.1RISKS RELATING TO THE REGULATION OF OUR INDUSTRY” for a discussion of how recent regulatory developments create risks for our financial condition, business and results of operations.

4B.12e - i	Privacy Protection Regulations

In May 2018, the Privacy Regulations (Data Security), 2017 will enter into force , extensively overhauling the current data security regulations dating back to 1986, and introducing modern privacy and data security requirements to Israeli law. Among other requirements, the new regulations introduce data breach notification for significant breaches, which, in some cases, may also need to be notified to data subjects and to the Privacy Protection Authority. In its 2016 Annual Report, published in November 2017, the Privacy Protection Authority pledged to review gaps between Israeli law and the EU’s General Data Protection Regulation (Regulation (EU) 2016/679, “GDPR”), also due to enter into force in May 2018, and to recommend the required adaptations. These developments would impose a heavier regulatory burden on the company requiring it to change its data processing practices in a manner which could limit some of its activities, including in the area of big data. The heavier regulatory load, and its enhanced transparency requirement, could also result in more enforcement and litigation.

4B.12e - ii	Wholesale Bit Stream internet access service on HOT's infrastructure

In June 2017, the Ministry of Communications published the maximum tariffs for HOT's wholesale bit-stream internet access service. The Ministry has yet to publish its decisions regarding several critical issues which have so far delayed the actual implementation of this wholesale market. In addition, HOT has failed to implement some aspects of the service and these await enforcement by the Ministry. Therefore, there is still no clear deadline for the implementation of the service.

4B.12e - iii           Hearings and Examinations

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

•
Filtering of offensive websites and content. In August 2014, the Ministry of Communications published a hearing regarding proposed amendments to telecommunications licenses granted to various operators, including the Company and its subsidiaries. According to the Telecommunications Law, ISP and cellular licensees, are required to provide a service for filtering of offensive websites and content at no additional cost to the subscriber. The Law also includes provisions which oblige said licensees to inform their subscribers of the dangers of internet use (including offensive websites and content). As part of the hearing, it is proposed to amend the ISP and cellular licenses to include additional requirements to the existing requirements described above. The proposed amendments include, among others, the following matters: (1) detailed specifications of the filtering service; (2) requirements regarding the informational leaflet to be provided to the subscriber; and (3) an obligation to offer filtering software to be installed on any type of terminal equipment. In October 2014, the Company filed its written position seeking to limit the impact of the proposed amendments. In November 2016, the Ministry of Communications sent the operators a request for information regarding the execution of the filtering obligation of offensive websites and content, in light of the complaints received with respect to the implementation of the existing provisions regarding this matter. In this context, the Ministry sought to receive information with respect to, among others, the tools used by the Company to implement the license provisions and the rules and laws by which the filtering is executed. In addition, a number of draft bills have been submitted to the Knesset suggesting broadening the existing requirements regarding content and site filtering.

•
Consumer protection-call centers. In August 2014, the Ministry of Communications published a hearing regarding proposed amendments to telecommunications licenses granted to various operators, including the Company and its subsidiaries. As part of the hearing, it is proposed to amend the licenses with respect to the quality of service of the licensees’ call centers. The amendments include, among others, the following matters: the maximum response times for each call and the average daily response times; recording requirement regarding a billing inquiry, termination of all services or termination of a single service calls; and requirement to issue and to publish on the licensees’ websites detailed weekly reports that will include complete data in relation to their conduct regarding response times. The Company submitted its response to the hearing in October 2014. If the final decision in this hearing process will be similar to that suggested in the hearing, the Company may be negatively affected by the results of the hearing.

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

4B.12e - iv           The Ministry of Communications policy regarding the fixed-line telecommunications sector

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

Margin Squeeze - In November 17, 2014, the Ministry of Communications published a hearing to examine the format for preventing a “margin squeeze” by the fixed-line infrastructure owners - Bezeq and HOT - which occurs when an infrastructure owner lowers its retail prices and narrows the margin between its retail prices and the wholesale price of those infrastructure inputs being purchased by service-providers to a level that erodes the service-providers’ margin to the point of eradicating the economic feasibility of continuing their operations, the objective being to push service-providers out of the market. The Company submitted its response to the hearing in December 2014. In August 29, 2017, the Ministry of Communications published a secondary hearing on this subject in which it suggested several changes to the format suggested in the first hearing on this issue. The Company submitted its response to the secondary hearing in November 2017. Should the Ministry of Communications’ decision with regard to the margin squeeze mechanism not prove effective in ensuring the effectiveness of the wholesale market, our profitability and results of operations could be materially adversely affected.

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

In July 2015, one day before the date of entry into force of the wholesale service of access to passive infrastructure of infrastructure owners, the Ministry of Communications published new instructions regarding the compliance with security requirements in relation to the use of HOT and Bezeq's passive infrastructure, valid until November 1, 2015. According to the instructions, during such period, the performance of the work required for the grant of access to HOT and Bezeq's infrastructure will be made only by the infrastructures owners (Bezeq or HOT) and not by the service providers. In addition, the instructions set restrictions regarding the access to the infrastructure owner's information, concerning the deployment of infrastructure. As part of the Economic Program Law for the years 2017-2018, that was published at the end of December 2016 it was determined, among others, that Bezeq and HOT Telecom will be required to allow other domestic operators including Partner, access to passive infrastructures. Following the enactment of this legislation, Bezeq has begun to partially observe its duty to provide access to its passive infrastructures and deployed several fiber optic cables for licensees using its own personnel.

On October 19, 2017, the Ministry of Communications instructed Bezeq to comply with its existing policy and clarified that it must allow other domestic operators (including Partner) to deploy fiber optic cables with their own contractors (without the need for the use of Bezeq personnel). This change has the potential to substantially increase the speed of deployment of Partner's fiber infrastructure. Bezeq has filed an administrative appeal to the Supreme Court against the MoC's demand for compliance, but its appeal has been rejected on January 29, 2018.

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

In May 2017, the Ministry of Communications published its decision on this issue and obliged Bezeq to offer its telephony services to other operators in a resale format as of July 2017. The price paid to Bezeq by the operators for the resale telephony was suggested by the Ministry to be set substantially higher than the prices set for the planned full wholesale telephony product.

According to the decision, the date of implementation of the full wholesale telephony service has been postponed at the latest by July 18, 2018. However, the Ministry will consider whether to extend the temporary resale arrangement or to make it permanent in light of the competitive situation over the coming year.

The Ministry allowed interested parties to present their positions regarding the prices set for the resale format and the Company filed its response with the Ministry. The Company argued for lower tariffs for the resale telephony product and insisted that this arrangement can only be a temporary arrangement. The Minister committed that any possible change to the price (that may result from the hearing) would be applied retroactively.

The Ministry has not yet decided on any change to the price of the resale service. At the current price level, such service remains unprofitable and has not been taken up by any service provider.

In order to provide an incentive for Bezeq to implement the wholesale market, the MoC has announced that it intends to cancel the regulations requiring Bezeq to maintain a “structural separation” between its fixed-line and mobile telecommunications operations, and to change the current retail fixed-price tariff control mechanism to a “maximum tariff” one. In 2016, the MoC has published official announcements which indicate its satisfaction with the implementation of the wholesale market reform. We have strongly opposed the factual descriptions and the conclusions in the announcement. Furthermore, in December 2016, the MoC also declared its intention to promote the cancelation of "corporate separation" in the Bezeq Group, subject to a hearing, and to publish a hearing in 2017 suggesting canceling the “structural separation” in the Bezeq Group. The Ministry of Finance, the Anti-Trust Commissioner and the State Comptroller have stated their objection to the implementation of the MoC's intent at this stage. If the MoC removes the structural separation provisions based on its above-mentioned announcements before we have firmly established ourselves in the fixed-line telecommunications services market (in both fixed-line telephony and broadband), Bezeq may be able to propose bundled services more effectively than us, and thereby gain a competitive advantage which would negatively affect our results of operations. Also see "Item 3D.1c3D.1c If the structural separation provisions (which apply to Bezeq and HOT) are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations."

4B.12e - v             Anti-Trust Regulation.

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

4B.12f         Our Mobile Telephone License

On April 7, 1998, the Ministry of Communications granted to us a general license to establish and operate a mobile telephone network in Israel as well as offer roaming services outside the State of Israel.

Under the terms of the license, we have provided an $80 million guarantee to the State of Israel to secure the Company’s adherence to the terms of the license.

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

•
Partner, an Office Holder in Partner or an Interested Party in Partner or an Office Holder in an Interested Party of Partner is an Interested Party in a competing mobile radio telephone operator or is an Office Holder in a competing mobile radio telephone operator or in an interested party in a competing mobile radio telephone operator without first obtaining a permit from the Ministry of Communications to do so or has not fulfilled one of the conditions included in such permit. See “Item 4B.12f Our Mobile Telephone License-Our Permit Regarding Cross Ownership.”

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

Payments. Our license specifies the payments we may charge our subscribers. These include one-time installation fees, one-time SIM card payments, fixed monthly payments, airtime fees, payments for the use of other telecommunication systems, payments for handset maintenance and payments for additional services. In some of our tariff plans we have chosen to charge only for airtime and use of services. See “Item 4B.5c Tariff Plans.”

Interconnection. Like the licenses of Pelephone, Cellcom and HOT Mobile, our license requires that we interconnect our mobile telephone network to other telecommunications networks operating in Israel, including that of Bezeq and other domestic fixed-line operators, the other mobile telephone operators and the international operators.

Conversely, we must allow other network operators to interconnect to our network. See “Item 4B.8h Interconnection”.

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

4B.12g        Other Licenses

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

012 Telecom was also granted a similar domestic fixed-line license by the Ministry of Communications in December 2005 for 20 years. In February 2016, this license was replaced by the MoC with a general-unified license. The term of the new license is similar to the term of the previous fixed-line license. As part of the unification of the Company’s licenses, in January 2018, the Company filed a request with the Ministry of Communications to terminate this license.

012 Telecom was also granted a license to provide domestic fixed-line services to the Israeli populated areas in the West Bank which was valid until February 2018. This license was replaced in July 2016 with a general-unified license. The general conditions of the general-unified license granted to 012 Telecom by the MoC, generally apply to this license, subject to certain modifications. In January 2018, the Company filed a request with the Ministry of Communications to terminate this license.

ISP License. In March 2001, we received a special license granted by the Ministry of Communications, allowing us through our own facilities to provide internet access to fixed-line network customers. The license is valid until March 31, 2023. We began supplying commercial ISP services beginning in January 2009. We were also granted a special license to provide ISP services to the Israeli populated areas in the West Bank which is valid until March 30, 2023.

012 Smile was also granted a similar ISP license by the Ministry of Communications in December 2009 that is valid until June 2020 and a special license to provide ISP services to the Israeli populated areas in the West Bank which is valid until June 2020. In January 2018, the Company filed a request with the Ministry of Communications to terminate this license.

ILD License. In December 2009, the Ministry of Communications granted 012 Smile, a license for the provision of ILD services. The license expires in twenty years but may be extended by the Ministry of Communications for successive periods of ten years provided that the licensee has complied with the terms of the license and has acted consistently for the enhancement of telecom services and their enhancement. In February 2016, this license was replaced by the MoC with a general-unified license. The term of the new license is similar to the term of the previous ILD License. In January 2018, the Company filed a request with the Ministry of Communications to terminate this license.

012 Smile was also granted a license for the provision of International Long Distance services to the Israeli populated areas in the West Bank which is valid until February 2018. This license was replaced in July 2016 with a general-unified license. The general conditions of the general-unified license granted to 012 Smile by the MoC, generally apply to this license, subject to certain modifications. In January 2018, the Company filed a request with the Ministry of Communications to terminate this license.

012 Smile was also granted a similar NTP license by the Ministry of Communications in December 2009 that is valid until December 2020. In January 2018, the Company filed a request with the Ministry of Communications to terminate this license.

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

4B.12h        Network Site Permits

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

These recent developments may have a material adverse effect on our financial condition and results of operations, as well as plans to expand and enhance network coverage. For more information, see “Item 3D.1k In connection with some building permits, we may also be required to indemnify planning committees in respect of claims against them relating to the depreciation of property values that result from the granting of permits for network sites.”

Wireless access devices

We have set up several hundred small communications devices, called wireless access devices, pursuant to a provision in the Telecommunications Law which we and other participants in cellular telecommunications, believe exempts such devices from the need to obtain a building permit. Beginning in 2008, following the filing of a claim that the exemption does not apply to cellular communications devices, the Attorney General filed an opinion regarding this matter stating that the exemption does apply to wireless radio access devices under certain conditions and instructed the Ministry of Interior to prepare regulations setting conditions that would limit the exemption to extraordinary circumstances. Recently, the relevant government ministries have agreed upon the wording of the regulations. The proposed text was submitted for approval to the Economics Committee of the Knesset and during December 2017 a discussion was held before the Committee. The Committee did not have time to review all the provisions of the regulations, and therefore clarified that it would hold another hearing to approve the text, which was also recommended for approval by the National Planning and Building Council. Insofar as the wording is approved in the format submitted to the Economics Committee, it will be very difficult to transfer existing wireless access devices from place to place and also to make changes to existing access devices. Following two petitions that were filed with the High Court of Justice opposing the Attorney General’s recommendation that the exemption apply under certain conditions, in September 2010, the Supreme Court issued an interim order prohibiting further construction of wireless access devices in cellular networks in reliance on the exemption from the requirement to obtain a building permit. In February 2011, and in July 2012, the Supreme Court narrowed the scope of the interim injunction so that repair or replacement of existing wireless access devices is permitted under certain conditions that will be determined in a judgment. In March 2016, the Supreme Court further narrowed the scope of the interim injunction that allowed us to make modifications to the existing wireless access devices, including a change to their transmission power and allowed us to change the location of 10% of PHI's wireless access devices to alternative locations without the need for a building permit. If a definitive court judgment holds that the exemption does not apply to cellular devices at all or if the regulations finally approved do not apply the exemption to wireless access devices, this could adversely affect the Company’s existing network. As a result, we may be required to remove existing devices and would not be able to install new devices on the basis of the exemption. Our network capacity and coverage would then be negatively impacted, which could have an adverse effect on our revenue and results of operations.

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

In November 2013, the Company entered into a 15-year Network Sharing Agreement with HOT Mobile. Pursuant to the Network Sharing Agreement, the parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership, which will operate and develop a cellular network to be shared by both parties, starting with a pooling of both parties’ radio access network infrastructures to create a single shared radio access network. The parties have also established a 50-50 company under the name Net 4 P.H.I Ltd. to be the general partner of the limited partnership. See “Item 4B.8 Our Network”.

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

Network

For a description of our telecommunications network, see “Item 4B.8 Our Network” above.

We lease most of the sites where our mobile telecommunications network equipment is installed throughout Israel. At December 31, 2017, we had 3,109 network sites (including micro-sites). The lease agreements relating to our network sites are generally for periods of two to ten years. We have the option to extend the lease periods up to ten years (including the original lease period).

The erection and operation of most of these network sites requires building permits from local or regional zoning authorities, as well as a number of additional permits from governmental and regulatory authorities, and we have had difficulties in obtaining some of these permits.

Difficulties obtaining required permits could continue and therefore affect our ability to maintain cell network sites. In addition, as we grow our subscriber base and seek to improve the range and quality of our services, we need to further expand our network, and difficulties in obtaining required permits may delay, increase the costs or prevent us from achieving these goals in full. See “Item 3D.1j We have had difficulties obtaining some of the building and environmental permits required for the erection and operation of our network sites, and some building permits have not been applied for or may not be fully complied with. These difficulties could have an adverse effect on the coverage, quality and capacity of our network. Operating network sites without building or other required permits, or in a manner that deviates from the applicable permit, may result in criminal or civil liability to us or to our officers and directors.” and “Item 4B.12 Regulation”.

In November 2013, the Company entered into a 15-year Network Sharing Agreement with HOT Mobile. Pursuant to the Network Sharing Agreement, the parties created a 50-50 limited partnership, which is intended to operate and develop a cellular network to be shared by both companies, starting with a pooling of both companies’ radio access network infrastructures to create a single shared pooled radio access network. See “Item 4B.8 Our Network”.

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

5A.          Operating Results

5A.1          OVERVIEW

5A.1a          Key Financial and Operating Data

The table below sets forth a summary of selected financial and operating data for the years ended December 31, 2015, 2016 and 2017.

	Year ended December 31,
	2015	2016	2017*	2017**

Revenues (NIS million)	4,111	3,544	3,270	3,268
Operating profit (NIS million)	107	193	246	315
Income (loss) before taxes (NIS million)	(36)	88	66	135
Profit (loss) for the Year (NIS million)	(40)	52	61	114
Capital expenditures (additions) (NIS million)	271	202	333	417
Cash flows from operating activities (NIS million)	922	945	897	973
Cash flows from investing activities (NIS million)	(356)	(639)	4	(72)
Cellular Subscribers (end of period, thousands)	2,718	2,686	2,674	2,674
Annual cellular churn rate (%)	46%	40%	38%	38%
Average monthly revenue per cellular subscriber (ARPU) (NIS)	69	65	62	62
TV service households (end of period, thousands)	-	-	43	43

*
Without the impact of the early adoption of IFRS 15, Revenue from Contracts with Customers in 2017. See “Item 5A.1j Early adoption of IFRS 15 Revenue from Contracts with Customers – change in accounting policy” and also note 2(n) to the consolidated financial statements regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

**	Includes the impact of the early adoption of IFRS 15, Revenue from Contracts with Customers.

NON-GAAP MEASURES

The following non-GAAP measures are used in this report. These measures are not financial measures under IFRS and may not be comparable to other similarly titled measures for other companies. Further, the measures may not be indicative of the Company’s historic operating results nor are they meant to be predictive of potential future results.

Non-GAAP Measure	Calculation	Most Comparable IFRS Financial Measure
Adjusted EBITDA Adjusted EBITDA margin (%)
Adjusted EBITDA:
Profit (Loss)
add
Income tax expenses,
Finance costs, net,
Depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges), Other expenses (mainly amortization of share based compensation).

Adjusted EBITDA margin (%):
Adjusted EBITDA
divided by
Total revenues
Profit (Loss)
Adjusted Free Cash Flow*	Adjusted Free Cash Flow: Cash flows from operating activities deduct Cash flows from investing activities add Short-term investment in deposits	Cash flows from operating activities less Cash flows from investing activities
Total Operating Expenses (OPEX)
Total Operating Expenses:
Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
deduct
Depreciation and amortization expenses,
Other expenses (mainly amortization of employee share based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses
Net Debt	Net Debt: Current maturities of notes payable and borrowings add Notes payable add Borrowings from banks and others deduct Cash and cash equivalents deduct Short-term deposits	Sum of: Current maturities of notes payable and borrowings, Notes payable, Borrowings from banks and others
Various line items “without the impact of the early adoption of IFRS 15”	Line item less the amount of the impact of IFRS 15	The corresponding line item as reported in the Company’s financial statements

*	Adjusted Free Cash Flow measure is fully equivalent to Free Cash Flow measure which was provided in reports for prior periods.

5A.1b          Business Developments in 2017

In 2017, competition in the Israeli telecommunications market remained intense, across both cellular segment services and fixed-line segment services, as well as in the market for equipment and device sales. As a result, the continued substantial price erosion in our principal markets has had a further significant negative impact on the Company’s business results, with total revenues for 2017 decreasing by 8% compared with 2016 and by 21% compared with 2015.

Cellular market.  As an illustration of the level of competition in the cellular market, approximately 2.5 million cellular subscribers are estimated to have switched operators within the Israeli market (with number porting) during 2017, compared with approximately 2.3 million in 2016 and 2.5 million in 2015. The annual churn rate for cellular subscribers in 2017 was 38%, compared with 40% in 2016 and 46% in 2015, mainly reflecting the continued intense competition in the cellular subscriber market. Significant price erosion continued to be caused by the amount of cellular subscribers who moved between different rateplans or airtime packages (generally with a lower monthly fee) within the Company.

Over 2017, the Company's cellular subscriber base declined net by approximately 12,000. The pre-paid subscriber base decreased by approximately 91,000, while the post-paid subscriber base increased by approximately 79,000. The decrease in the pre-paid subscriber base was largely attributed to the pre-paid subscribers moving to post-paid subscriber packages as a result of the significant price erosion (and hence increasing attractiveness) in these products, as well to increased competition for pre-paid subscribers.  At the end of December 2017, the Company’s active cellular subscriber base (including cellular data and 012 Mobile subscribers) was approximately 2.68 million, including approximately 2.3 million post-paid subscribers or 87% of the base, and approximately 354,000 pre-paid subscribers, or 13% of the subscriber base. Total cellular market share in Israel (based on the number of subscribers) at the end of 2017 was estimated to be approximately 25%, compared with 26% in 2016 and 27% in 2015.

The monthly Average Revenue Per User (ARPU) for cellular subscribers for the year 2017 was NIS 62 (US$ 18), a decrease of approximately 5% from NIS 65 in 2016. The decrease mainly reflected the continued price erosion in the key cellular services including airtime, content, data and browsing, due to the persistent fierce competition in the cellular market, as well as a decrease in wholesale service revenues as a result of termination of the Right of Use Agreement with HOT Mobile from the second quarter of 2016. See "Item 5A.1e Right of Use Agreement with HOT Mobile". Overall, cellular service revenues decreased by 6% in 2017 compared with 2016.

Fixed line market. Total fixed line segment service revenues decreased by 10% in 2017, as a result of a decrease in revenues from international calling services (including the market for wholesale international traffic) which were adversely affected both by the increased penetration of internet-based solutions and increased competition from other service providers, and a decrease in inter-segment revenues. In 2017, the Company launched two services under the fixed line segment – Partner TV service (in June 2017) and the commercial phase and accelerated deployment of our fiber optic network in residential areas throughout the country (in August 2017). The launches of Partner TV service and the commercial phase and accelerated deployment of our fiber optic network did not have a significant impact on fixed-line segment revenues in 2017.

Equipment sales.  In addition to a decrease in service revenues, revenues from equipment sales decreased in 2017 by 13%, reflecting principally a decline in sales volumes of both cellular devices and other non-core equipment including tablets, televisions and other audio visual devices.

See also “Item 5D.2 Outlook” and “Item 3D.2b Our level of indebtedness could adversely affect our business, profits and liquidity. Furthermore, difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness."

Cost reductions and efficiency measures.  In order to mitigate the impact of competition on price erosion and decreases in revenues and in profits from services and equipment sales, the Company continued to adjust its cost structure and to implement operational efficiency measures through 2017. This was reflected in a decrease in total operating expenses in 2017 of NIS 377 million (including cost of service revenues (NIS 2,083 million in 2017) and selling, marketing and administrative expenses (NIS 466 million in 2017), and excluding depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation) (NIS 602 million in 2017); this measure is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies). This decrease followed a decrease in total operating expenses in 2016 of NIS 139 million compared with 2015. The decrease in total operating expenses in 2017 mainly reflected decreases (i) in cellular network and cable maintenance and operating lease expenses, (in cost of service revenues) principally as a result of the network sharing agreement with HOT Mobile, (ii) in selling commissions, net (in selling, marketing, general and administrative expenses), principally as a result of the early adoption of IFRS 15 from the beginning of 2017, (iii) in international call expenses (in cost of service revenues), (iv) in bad debts and allowance for doubtful accounts expenses (in selling, marketing, general and administrative expenses), (v) in advertising and marketing expenses (in selling, marketing, general and administrative expenses) and (vi) in other expense items as a result of various efficiency measures. These decreases were partially offset by increases in expenses related to Partner TV service (in cost of service revenues) that was launched during 2017, and in expenses related to internet services (in cost of service revenues).

Profitability. Reported profit in 2017 was NIS 114 million (US$ 33 million). Without the impact of the early adoption of IFRS 15 in 2017, profit would have been NIS 61 million, an increase of 17% compared with NIS 52 million in 2016. Adjusted EBITDA in 2017 totaled NIS 917 million (US$ 264 million). Without the impact of the early adoption of IFRS 15 in 2017, Adjusted EBITDA would have been NIS 835 million, an increase of 0.1% from NIS 834 million in 2016.

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

As set forth in the settlement agreement, the advance payments were recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses to be incurred over this period.  The income was recorded in the Company’s income statement under “Income with respect to settlement agreement with Orange".  For the years ended December 31, 2015, 2016 and 2017, the Company recognized income with respect to the settlement agreement in an amount, respectively, of NIS 61 million, NIS 217 million and NIS 108 million (US$ 31 million). Based on a legal opinion provided to the Company, the advance payments are considered compensation payments and are therefore not subject to VAT charges.

5A.1d          Network Sharing Agreement with HOT Mobile

In November 2013, the Company entered into a 15-year Network Sharing Agreement with HOT Mobile. Pursuant to the Network Sharing Agreement, the parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership, which operates and develops a radio access network shared by both parties, starting with a pooling of both parties’ radio access network infrastructures creating a single shared pooled radio access network. See “Item 4B.9 Our Network.”

In February 2016, HOT Mobile exercised its option under the Network Sharing Agreement (“NSA”) to advance the payment date of a onetime amount of NIS 250 million ("Lump Sum"), which was received in 2016. Therefore according to the NSA from April 2016 onward (i) each party bears half of the expenditures relating to the Shared Network, and (ii) the operating costs of the Shared Network are borne according to a pre-determined apportionment mechanism, according to which one half of the operating costs is shared equally by the parties, and one half is divided between the parties according to the relative volume of their respective traffic consumption in the Shared Network ("Capex-Opex Mechanism").

The Lump Sum is recognized as deferred revenue for the cellular segment amortized quarterly in the income statement over a period of eight years, starting with the second quarter of 2016.  Eight years has been determined to be the shorter of the expected period of the arrangement or the expected life of the related assets.  Accordingly, approximately NIS 23 million and NIS 31 million (US$ 9 million) was amortized to revenues in the income statement during 2016 and 2017, respectively.  Until the termination of the eight-year amortization period, approximately NIS 31 million of the Lump Sum will be amortized to our revenues each year.

The Network Sharing Agreement provides material financial benefits to Partner in terms of both recognition of the amortized Lump Sum payments and savings in operational expenses and capital investments; however, such financial benefits are dependent on factors set forth in the related risk factor. See “Item3D.2e If the network sharing agreement entered into with HOT Mobile is unilaterally terminated by HOT Mobile earlier than we expect, we will be required to split the shared network with HOT Mobile and the resources, time and expense it may take us to have our own network in a nationwide coverage, would be substantial and could also materially harm our business and the results of operations at such time.”

5A.1e          Right of Use Agreement with HOT Mobile

Partner and HOT Mobile entered into a separate Right of Use agreement which took effect in November 2013 and remained operational until March 2016. Under the Right of Use agreement, Partner provided services to HOT Mobile in the form of a right of use of Partner’s cellular network. According to the Right of Use agreement, HOT Mobile paid Partner fixed base payments with additional variable payments, based, among other things, on traffic volume exceeding a defined threshold.  HOT Mobile ceased making payments under the ROU from April 2016 when the Capex-Opex Mechanism became effective under the Network Sharing Agreement.

Cellular segment revenues recorded relating to the Right of Use agreement totaled approximately NIS 120 million and NIS 51 million for the years 2015 and 2016 respectively.

5A.1f           Impairment of Fixed-Line Assets and Goodwill

Impairment of Fixed-Line Assets as of December 31, 2015.

In 2015, the Group decided to cease using the "012 Smile" trade name in 2017. This change in business induced the Group to determine that an indicator of impairment exists for the fixed-line segment. See also information with respect to change in estimate of useful life of the intangible asset trade name in note 4(a)(2) and 4(a)(1) to our consolidated financial statements.

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

The impairment test was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods. See also note 2(i) and note 4(a)(2).

(ii)  The Group reviewed the recoverability of the ILD CGU in the fixed line segment and determined that no impairment exists as of December 31, 2015.

Impairment test of Fixed-Line Goodwill as of December 31, 2015, 2016 and 2017.

Goodwill is allocated to a single group of CGUs which constitute all the operations of the fixed-line segment, in an amount of NIS 407 million.

For the purpose of the goodwill impairment tests as of December 31, 2015, 2016 and 2017 the recoverable amount was assessed by management with the assistance of an external independent experts (2015:"Giza Singer Even. Ltd", 2016, 2017: "BDO Ziv Haft Consulting & Management Ltd.") based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rate represents the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

	As of December 31,
	2015	2016	2017
Terminal growth rate	(negative 0.09%)	0.5%	0.9%
After-tax discount rate	10.3%	9.8%	9.3%
Pre-tax discount rate	13.4%	11.9%	11.2%

The impairment tests as of December 31, 2015, 2016 and 2017 were based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts.

As a result of the impairment tests, the Group determined that no goodwill impairment existed as of December 31, 2015, 2016 and 2017. See also note 4(a)(3) and note 2(h) to our consolidated financial statements.

Sensitivity Analysis:

The headroom of the fixed line segment recoverable amount over the carrying amount as of December 31, 2015, 2016 and 2017 was approximately 9%, 23% and 23% respectively. Sensitivity analysis was performed for the recoverable amount as of December 31, 2017 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 9.3% (8.4% to 10.2%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable 0.9% (minus 0.9% to 1.9%), assuming all other variables constant. Results showed that no impairment charge is required for both analyses.

5A.1g          Agreement for the Upgrade of Our Existing Networks and the Deployment of Fourth Generation Network in Israel

On October 25, 2010, the Company signed an agreement with LM Ericsson Israel Ltd. (“Ericsson”) for the upgrade of its then existing networks and the deployment of a fourth generation network in Israel (the “Agreement”) for approximately US $100 million. The Agreement includes the upgrade, replacement and the expansion of certain parts of the Company’s existing cellular and fixed-line networks and the maintenance of its networks, including enhancement of the Company’s abilities with respect to the cellular and fixed-line ISP services it provides. The initial term of the all-inclusive agreement with Ericsson ended on December 31, 2014. We extended, with certain modifications, the maintenance period by additional periods until the end of 2018.

5A.1h          Significant regulatory developments

For information regarding developments which have had and may have a significant impact on our operating results, see “Item 3D.1 RISKS RELATING TO THE REGULATION OF OUR INDUSTRY” and “Item 4B.13 Regulation”.

5A.1i           Revenues

We derive revenues from both providing services and selling equipment.

Our principal source of revenues is the cellular segment, deriving from the sale of cellular network services to subscribers, including basic cellular telephony services, text messaging, internet browsing and data transfer, content services, roaming services and services provided to other operators that use the Company's cellular network.

The fixed-line business segment derives revenues from a variety of fixed-line services that include internet services, ILD services, transmission services, telephony services (including SIP services) and, starting in 2017, TV services.

Equipment revenues are derived from the sale and leasing of a variety of communications, digital audio visual equipment and other related equipment, including cellular handsets and related cellular devices and accessories, landline phones, business communications equipment, modems, domestic routers, servers, smartboxes and related equipment. See also "Item 4B.5 SERVICES AND PRODUCTS".

5A.1j           Early adoption of IFRS 15 Revenue from Contracts with Customers – change in accounting policy

In the third quarter of 2017 the Group early adopted IFRS 15, Revenue from Contracts with Customers and its clarifications ("IFRS 15", "The Standard") (the standard is effective from January 1, 2018, earlier application is permitted) with a retrospective date of application to January 1, 2017 (the "transision date") using the cumulative effect approach, which effect was immaterial as of the transition date. IFRS 15 outlines a single comprehensive model of accounting for revenue arising from contracts with customers and supersedes IAS 18, Revenue, and IAS 11, Construction contracts (the "previous standards"). The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount:

1.	Identifying the contract with the customer.
2.	Identifying separate performance obligations in the contract.
3.	Determining the transaction price.
4.	Allocating the transaction price to separate performance obligations.
5.	Recognizing revenue when the performance obligations are satisfied.

In accordance with the model, the Group recognizes revenue when it satisfies performance obligations by transferring control over the goods or services to the customers. Revenue is measured based on the consideration that the Group expects to receive for the transfer of the goods or services specified in a contract with the customer, taking into account rebates and discounts, excluding amounts collected on behalf of third parties, such as value added taxes. The transaction price is also adjusted for the effects of the time value of money if the contract includes a significant financing component (such as sales of equipment with non-current credit arrangements, mainly in 36 monthly installments) and for any consideration payable to the customer. See also note 2(n) to our consolidated statements.  With respect to sales that constitute a revenue arrangement with multiple performance obligations, the transaction price is allocated to separate performance obligations based of their relative stand-alone selling prices, see also note 4(b)(2) to our consolidated statements.

The performance obligations are separately identifiable where the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer and the Group’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. The performance obligations are mainly services, equipment, and options to purchase additional goods or services that provide a material right to the customer. Revenues from services and from providing rights to use the Group's assets (see note 1(b) in our consolidated financial statements) (either month-by-month or long term arrangements) are recognized over time, as the services are rendered to the customers, and all other revenue recognition criteria are met. Revenue from sale of equipment (see note 1(b) in our consolidated financial statements) is recognized at a point of time when the control over the equipment is transferred to the customer (mainly upon delivery) and all other revenue recognition criteria are met.

The Group determines whether it is acting as a principal or as an agent. The Group is acting as a principal if it controls a promised good or service before they are transferred to a customer. Indicators for acting as a principal include: (1) the Group is primarily responsible for fulfilling the promise to provide the specified good or service, (2) the Group has inventory risk in the specified good or service and (3) the Group has discretion in establishing the price for the specified good or service. On the other hand, the Group is acting as an agent or an intermediary, if these criteria are not met. When the Group is acting as an agent, revenue is recognized in the amount of any fee or commission to which the Group expects to be entitled in exchange for arranging for the other party to provide its goods or services. A Group’s fee or commission might be the net amount of consideration that the Group retains after paying the other party the consideration received in exchange for the goods or services to be provided by that party. The Group determined that it is acting as an agent in respect of certain content services provided by third parties to customers; therefore the revenues recognized from these services are presented on a net basis in the statement of income.

The application of IFRS 15 did not have a material effect on the measurement and timing of the Group’s revenue in the reporting period, compared to the provisions of the previous standards. Capitalization of contract costs resulted in a significant impact from the adoption, see below.

Transition to the new revenue recognition model:
The Group applied IFRS 15 using the cumulative effect approach as from the transition date, without a restatement of comparative figures. As part of the initial implementation of IFRS 15, the Group has chosen to apply the expedients in the transitional provisions, according to which the cumulative effect approach is applied only for contracts not yet complete at the transition date, and therefore there is no change in the accounting treatment for contracts completed at the transition date. The Group also applied the practical expedient of examining the aggregate effect of contracts changes that occurred before the transition date, instead of examining each change separately. Contracts that are renewed on a monthly basis and may be cancelled by the customer at any time, without penalty, were considered completed contracts at the transition date. The transition resulted in an immaterial amount on the statement of financial position as of the transition date, as the cumulative effect as of the transition date was immaterial.

Other practical expedients implemented:
The Group applies IFRS 15 practical expedient to the revenue model to a portfolio of contracts with similar characteristics if the Group reasonably expects that the financial statement effects of applying the model to the individual contracts within the portfolio would not differ materially.

The Group applies a practical expedient in the standard and measures progress toward completing satisfaction of a performance obligation and recognizes revenue based on billed amounts if the Group has a right to invoice a customer at an amount that corresponds directly with its performance to date; for which, or where the original expected duration of the contract is one year or less,  the group also applies the practical expedient in the standard and does not disclose the transaction price allocated to unsatisfied, or partially unsatisfied, performance obligations, such as constrained variable consideration.

The Group applies a practical expedient in the standard and does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the Group expects the period between customer payment and the transfer of goods or services to be one year or less (see note 23 to our consolidated statements - unwinding of trade receivables and note 7(a) to our consolidated statements). See also disaggregation of revenues in note 22 to our consolidated statements.

The Group applies in certain circumstances where the customer has a material right to acquire future goods or services and those goods or services are similar to the original goods or services in the contract and are provided in accordance with the same terms of the original contract, a practical alternative to estimating the stand-alone selling price of the customer option, and instead allocates the transaction price to the optional goods or services by reference to the goods or services expected to be provided and the corresponding expected consideration.

Recognition of receivables:
A receivable is recognized when the control over the goods or services is transferred to the customer, and the consideration is unconditional because only the passage of time is required before the payment is due. See note 7 to our consolidated statements and also note 6(a)(3) to our consolidated statements regarding trade receivables credit risk.

Recognition of contract assets and contract liabilities:
A contract asset is a Group’s right to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditioned on something other than the passage of time (for example, the Group’s future performance).

A contract liability is a Group’s obligation to transfer goods or services to a customer for which the entity has received consideration (or the amount is due) from the customer; therefore the Group records contract liabilities for payments received in advance for services, such as transmission services and pre-paid calling cards, as deferred revenues until such related services are provided.

Capitalization of contract costs:
The main effect of the Group’s application of IFRS 15 is the accounting treatment for the incremental costs of obtaining contracts with customers, which in accordance with IFRS 15, are recognized as assets when the costs are incremental to obtaining the contracts, and it is probable that the Group will recover these costs, instead of recognizing these costs in the statement of income as incurred (mainly direct commissions paid to resellers and sales employees for sales and upgrades). The assets are amortized in accordance with the expected service period (mainly over 2-3 years), using the portfolio approach, see note 4(a)(2) to our consolidated statements. IFRS 15 also determines that direct costs of fulfilling a contract which the Group can specifically identify and which produce or improve the Group’s resources that are used for its future performance obligation (and it is probable that the Group will recover these costs) are recognized as assets (together: "contract costs"), see note 11 to our consolidated statements. Contract costs that were recognized as assets are presented in the statements of cash flows as part of cash flows used in investing activities. Other costs incurred that would arise regardless of whether a contract with a customer was obtained are recognized as an expense when incurred. Under the previous accounting policy, contract costs were not capitalized, and instead, subsidies, in some cases, of sales of handsets to end subscribers at a price below its cost, securing a fixed-term service contract, were capitalized as subscriber acquisition and retention costs (SARC costs). SARC costs were eliminated upon the transition to IFRS 15, see notes 2(f)(5) and 11 to our consolidated financial statements.

Use of judgments and estimates:
Implementation of the accounting policy described above requires management to exercise discretion to estimate the expected service period and the anticipated subscriber churn rate. Changes in such estimates may result in a change in depreciation and amortization expenses and changes in the contract costs asset, see note 4(a)(1) to our consolidated statements.

Management estimates the stand-alone selling prices of performance obligations, see note 4(b)(2) to our consolidated statements.

The tables below summarize the effects of IFRS 15 on the consolidated statement of financial position as at December 31, 2017 and on the consolidated statements of income and cash flows for the year then ended. See also disaggregation of revenues and additional information in note 22 to our consolidated financial statements.

Effect of change on consolidated statement of financial position:

		New Israeli Shekels in millions
		As of December 31, 2017
	note	Previous accounting policy	Effect of change	According to IFRS 15 as reported
Current assets - other receivables and prepaid expenses - Contract assets		-	2	2
Non current assets - costs to obtain contracts recognized in intangible assets, net – non-current assets	11,2(f)(5)	-	71	71
Deferred income tax asset	25	71	(16)	55
Current liabilities - other deferred revenues – Contract liabilities	22	36	4	40
Non-current liabilities – other non-current liabilities – Contract liabilities	22	6	-	6
Deferred revenues from HOT Mobile – Contract liabilities (current and non-current)	22	195	-	195
Equity		1,381	53	1,434

Effect of change on consolidated statement of income:

	New Israeli Shekels In millions (except per share data)
	Year ended December 31, 2017
	Previous accounting policy	Effect of change	According to IFRS 15 as reported
Revenues	3,270	(2)	3,268
Selling and marketing expenses	340	(71)	269
Operating profit	246	69	315
Profit before income tax	66	69	135
Income tax expenses	5	16	21
Profit for the year	61	53	114

Depreciation and amortization expense	567	13	580
Basic earnings per share	0.38	0.32	0.70
Diluted earnings per share	0.37	0.32	0.69

Effect of change on consolidated statement cash flows:

	New Israeli Shekels in millions
	Year ended December 31, 2017
	Previous accounting policy	Effect of change	According to IFRS 15 as reported
Net cash provided by operating activities	897	76	973
Net cash provided by (used in) investing activities	4	(76)	(72)

5A.1k          Cost of Revenues

The principal components of our cost of revenues are:

•	Transmission, communication and content providers

•	Cost of equipment and accessories

•	Depreciation and amortization (including impairment)

•	Wages, employee benefits expenses and car maintenance

•	Operating lease, rent and overhead expenses

•	Network and cable maintenance

•	Internet infrastructure and service providers (“ISPs”)

•	Costs of handling, replacing or repairing equipment

•	Car kit installation, IT support, and general operating expenses

•	Amortization of rights of use (including impairment)

5A.1l           Selling and Marketing Expenses

The principal components of our selling and marketing expenses are:

•       Wages, employee benefits expenses and car maintenance

•       Depreciation and amortization (including impairment)

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

5A.1n          Income with Respect to the Settlement Agreement with Orange

Income with respect to the Settlement Agreement with Orange consists of recognized payments received by Partner thereunder (see Item "5A.1c Settlement Agreement with Orange Brand Services Ltd."). The recognition of such payments terminated after the second quarter of 2017.

5A.1o          Other Income, Net

The principal components of our other income, net, are:

•	Unwinding of trade receivables

•	Capital gain from sale of property and equipment

5A.1p          Finance Costs, Net

The principal component of our finance expenses is:

•	Interest expenses

•	CPI linkage expenses

The principal components of our finance income are:

•	Net foreign exchange rate gains

•	Interest income from cash equivalents

•	Fair value gain from derivative financials instruments, net

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

5A.1r - i          Critical accounting estimates and assumptions

(1)	Assessing the useful lives of assets

The useful economic lives of the Company’s assets are an estimate determined by management. The Group defines useful economic life of its assets in terms of the assets’ expected utility to the Group. This estimation is based on assumptions of future changes in technology or changes in the Group’s intended use of these assets, and experience of the Group with similar assets, and legal or contract periods where relevant. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at least annually. See also note 2(e) and note 2(f) to the consolidated financial statements. See also information with respect to the change in estimate of the useful life of the "012 Smile" trade name in (2) below.

The useful economic lives of contract costs (see notes 2(n) and 2(f)(5) to our consolidated financial statements) are an estimate determined by management. Contract costs are amortized in accordance with the expected service period (mainly over 2-3 years), using the portfolio approach. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at least annually. See also note 11 to our consolidated financial statements.

(2)	Assessing the recoverable amount for impairment tests of assets with finite useful lives

The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. If indicators for impairment are identified the Group estimates the assets' recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. The value-in-use calculations require management to make estimates of the projected future cash flows. Determining the estimates of the future cash flows is based on management past experience and best estimate for the economic conditions that will exist over the remaining useful economic life of the Cash Generating Unit ("CGU"). See also note 2(i) to our consolidated financial statements.

No indicators for an impairment or reversal of impairment of assets with finite useful lives were identified in 2017.

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

The impairment test in the fourth quarter of 2015 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods. See also note 2(i) to our consolidated financial statements.

As a result of the decision in 2015 to cease the usage of the "012 Smile" trade name the Group revised its expected useful life to end in 2017 as a change in accounting estimate. As a result the amortization expenses of the trade name increased in 2015, 2016 and 2017 by NIS 1 million, NIS 16 million and NIS 6 million, respectively. See note 11 to our consolidated financial statements.

Further increase in the level of competition that will continue to push downward prices may require the Group to perform further impairment tests of assets. Such impairment tests may lead to recording significant impairment charges, which could have a material negative impact on the Group's operating and net profit.

(3)	Assessing the recoverable amount of goodwill for impairment tests

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. The recoverable amount of the fixed line segment to which goodwill has been allocated to have been determined based on value-in-use calculations. For the purpose of the goodwill impairment tests as of December 31, 2015, 2016 and 2017 the recoverable amount was assessed by management with the assistance of an external independent experts (2015: "Giza Singer Even. Ltd", 2016, 2017: "BDO Ziv Haft Consulting & Management Ltd.") based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rate represents the long-term average growth rate of the fixed-line communications services business.

The key assumptions used in the December, 31, 2017 test were as follows:

Terminal growth rate          0.9%

After-tax discount rate       9.3%

Pre-tax discount rate          11.2%

The impairment test as of December 31, 2017 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 13(1) and note 2(h) to the consolidated financial statements. No impairment charges were recognized in with respect to goodwill in 2015, 2016 and 2017.

Sensitivity Analysis:

The headroom of the fixed line segment recoverable amount over the carrying amount as of December 31, 2015, 2016 and 2017 was approximately 9%, 23% and 23% respectively. Sensitivity analysis was performed for the recoverable amount as of December 31, 2017 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 9.3% (8.4% to 10.2%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable 0.9% (minus 0.9% to 1.9%), assuming all other variables constant. Results showed that no impairment charge is required for both analyses.

(4)	Assessing allowance for doubtful accounts

The allowance is established when there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, or delinquency or default in debtor payments are considered indicators that a trade receivable is impaired. Individual receivables which are known to be uncollectable are written off by reducing the carrying amount directly. The other receivables are assessed collectively. For these receivables the allowance is determined based on percentage of doubtful debts in collection, considering the likelihood of recoverability based on the age of the balances, the historical write-off experience net of recoveries, changes in the credit worthiness, and collection trends. The trade receivables are periodically reviewed for impairment. See note 7 to the consolidated financial statements.

(5)	Considering uncertain tax positions

The assessment of amounts of current and deferred taxes requires the Group's management to take into consideration uncertainties that its tax position will be accepted and of incurring any additional tax expenses. This assessment is based on estimates and assumptions based on interpretation of tax laws and regulations, and the Group's past experience. It is possible that new information will become known in future periods that will cause the final tax outcome to be different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. See also notes 2(p) and note 25 to the consolidated financial statements.

5A.1r - ii          Critical judgments in applying the Company’s accounting policies

(1)	Considering the likelihood of contingent losses and quantifying possible settlements:

Provisions are recorded when a loss is considered probable and can be reasonably estimated. Judgment is necessary in assessing the likelihood that a pending claim or litigation against the Group will succeed, or a liability will arise, quantifying the possible range of final settlement. These judgments are made by management with the support of internal specialists, or with the support of outside consultants such as legal counsel. Because of the inherent uncertainties in this evaluation process, actual results may be different from these estimates. See notes 2(m), 14, and 20 to our consolidated financial statements.

(2)	Considering contracts with customers with multiple performance obligations

Some contracts with customers include several performance obligations, and consideration (including any discounts) is allocated to them based on their relative stand-alone selling prices. Management estimates the stand-alone selling price at contract inception based on observable prices of the type of goods and services in similar circumstances to similar customers. Where these are not directly observable, they are estimated based on cost-plus expected margin or adjusted market approach. See also note 2(n) to the consolidated financial statements.

 (3)   Accounting treatment for the investment in PHI

The Board of Directors of Net 4 P.H.I Ltd., consists of three directors nominated by the Company, three directors nominated by HOT Mobile and one independent director who acts as a chairman. Net 4 P.H.I Ltd. controls PHI. This governance provides that the Company does not control PHI nor does it have joint control over it, and the Company accounts for its investment in PHI according to the equity method, see also note 2(c)(2) and note 9 to the consolidated financial statements.

5A.2          RESULTS OF CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2017 COMPARED TO THE YEAR ENDED DECEMBER 31, 2016

REPORTED RESULTS OF CONSOLIDATED OPERATIONS*

	New Israeli Shekels
	Year ended December 31, 2017*
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue – Services	1,960	622		2,582
Inter-segment revenue – Services	18	155	(173)
Segment revenue – Equipment	610	76		686
Total revenues	2,588	853	(173)	3,268

Segment cost of revenues – Services	1,470	613		2,083
Inter-segment cost of revenues - Services	154	19	(173)
Segment cost of revenues – Equipment	490	54		544
Cost of revenues	2,114	686	(173)	2,627
Gross profit	474	167		641

Operating expenses (1)	367	98		465
Income with respect to settlementagreement with Orange	108			108
Other income, net	29	2		31
Operating profit	244	71		315
Adjustments to presentation of Segment Adjusted EBITDA
– Depreciation and amortization	445	135		580
– Other (2)	21	1		22
Segment Adjusted EBITDA (3)	710	207		917

Reconciliation of profit for the year to Adjusted EBITDA
Profit for the year				114
Depreciation and amortization				580
Finance costs, net				180
Income tax expenses				21
Other (2)				22
Adjusted EBITDA (3)				917

* See “Item 5A.1j Early adoption of IFRS 15 Revenue from Contracts with Customers – change in accounting policy ” and also note 2(n) and 2(f)(5) to the consolidated financial statements regarding the early adoption of IFRS 15, Revenue from Contracts with Customers. In 2017 costs of obtaining contracts with customers were capitalized in amounts of NIS 64 million and NIS 20 million for the cellular segment and the fixed-line segment, respectively. The adoption of IFRS 15 resulted in an increase in amortization expenses in 2017 for the cellular segment and the fixed-line segment in amounts of NIS 11 million and NIS 2 million, respectively.

	New Israeli Shekels
	Year ended December 31, 2016
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue – Services	2,080	672		2,752
Inter-segment revenue – Services	19	194	(213)
Segment revenue – Equipment	729	63		792
Total revenues	2,828	929	(213)	3,544

Segment cost of revenues – Services	1,659	617		2,276
Inter-segment cost of revenues – Services	192	21	(213)
Segment cost of revenues – Equipment	596	52		648
Cost of revenues	2,447	690	(213)	2,924
Gross profit	381	239		620

Operating expenses (1)	571	118		689
Income with respect to settlement agreement with Orange	217			217
Other income, net	41	4		45
Operating profit	68	125		193
Adjustments to presentation of Segment Adjusted EBITDA
–Depreciation and amortization	447	148		595
–Other (2)	47	(1)		46
Segment Adjusted EBITDA (3)	562	272		834

Reconciliation of profit for the year to Adjusted EBITDA
Profit for the year				52
Depreciation and amortization				595
Finance costs, net				105
Income tax expenses				36
Other (2)				46
Adjusted EBITDA (3)				834

(1) Operating expenses include selling and marketing expenses and general and administrative expenses.
(2) Mainly amortization of employee share based compensation.
(3) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. See “Item 5A.1a  -  NON-GAAP MEASURES” above.  The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges; it is fully comparable to EBITDA information which has been previously provided for prior periods.

Impact of early adoption of IFRS 15 on statement of income, and reconciliation between Non‑GAAP measures without impact of early adoption of IFRS 15 and most comparable IFRS financial measures:

	New Israeli Shekels in millions
	Year ended December 31, 2017
	Previous accounting policy	Effect of change – Cellular segment	Effect of change – Fixed-line segment	Effect of change – Consolidated	According to IFRS 15 as reported
Revenues	3,270	(1)	(1)	(2)	3,268
Selling and marketing expenses	340	(53)	(18)	(71)	269
Operating profit	246	52	17	69	315
Profit before income tax	66			69	135
Income tax expenses	5			16	21
Profit for the year	61			53	114

Depreciation and amortization expenses	567	11	2	13	580

Total revenues. In 2017, total revenues were NIS 3,268 million (US$ 943 million), a decrease of 8% from NIS 3,544 million in 2016.

Revenues from services. Service revenues in 2017 totaled NIS 2,582 million (US$ 745 million), a decrease of 6% from NIS 2,752 million in 2016.

Revenues from equipment. Equipment revenues in 2017 totaled NIS 686 million (US$ 198 million), a decrease of 13% from NIS 792 million in 2016, largely reflecting a significant decrease in sales volumes of both cellular devices and other non-core equipment such as tablets, televisions and other audio visual devices. The decrease mainly reflected the impact of the tightening of the Company’s customer credit policy, whereby the Company imposed stricter requirements for customers to be accepted for long term financing plans under which the customer pays for the equipment through monthly payments (generally between 12 and 36 months).

Gross profit from service revenues. The gross profit from service revenues in 2017 was NIS 499 million (US$ 144 million), compared with NIS 476 million in 2016, an increase of 5%.  This increase reflected the decrease in the cost of service revenues, which was partially offset by the smaller decrease in service revenues. See also note 22 to our consolidated financial statements.

Gross profit from equipment sales. Gross profit from equipment sales in 2017 was NIS 142 million (US$ 41 million), compared with NIS 144 million in 2016, a decrease of 1%.  This decrease reflected the decrease in gross profit from equipment sales for the cellular segment which was partially offset by the increase in gross profit from equipment sales for the fixed-line segment. See also “Item 5D.2 Outlook”.

Selling, marketing, general and administrative expenses. Reported selling, marketing, general and administrative expenses totaled NIS 465 million (US$ 134 million) in 2017 following the adoption of IFRS 15, compared with NIS 689 million in 2016 (before the adoption of IFRS 15), a decrease of 33%. This decrease mainly reflected decreases in sales commissions as a result of the adoption of IFRS 15, as well as in payroll and related expenses, in bad debts and allowance for doubtful accounts expenses and in advertising and marketing expenses related, in part, to the marketing activities for the rebranding of the Company in 2016.  Without the impact of the early adoption of IFRS 15 in 2017, selling, marketing, general and administrative expenses would have been NIS 536 million, a decrease of 22% from NIS 689 million in 2016.

Total operating expenses ("OPEX"). Total operating expenses amounted to NIS 1,946 million (US$ 561 million) in 2017. Without the impact of the early adoption of IFRS 15 in 2017, total operating expenses would have been NIS 2,030 million, a decrease of 13% or NIS 294 million from 2016. Total operating expenses (“Opex”) (not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies) includes cost of service revenues (NIS 2,083 million in 2017) and selling, marketing, general and administrative expenses (NIS 465 million in 2017), and excludes depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation) (NIS 602 million in 2017). The decrease in total operating expenses in 2017 without the impact of the early adoption of IFRS 15 mainly reflected decreases (i) in cellular network and cable maintenance and operating lease expenses (in cost of service revenues) principally as a result of the network sharing agreement with HOT Mobile, (ii) in international call expenses (in cost of service revenues), (iii) in bad debts and allowance for doubtful accounts expenses (in selling, marketing and administrative expenses), (iv) in advertising and marketing expenses (in selling, marketing and administrative expenses) and (v) in other expense items as a result of various efficiency measures. These decreases were partially offset by increases in expenses related to Partner TV service (in cost of service revenues) that was launched during 2017, and in expenses related to internet services (in cost of service revenues).

Including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses in 2017 amounted to NIS 2,548 million (US$ 735 million). Without the impact of the early adoption of IFRS 15 in 2017, total operating expenses including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation) would have been NIS 2,619 million, a decrease of 12% compared with 2016. See also note 22 to our consolidated financial statements.

Income with respect to settlement with Orange. In 2017, the Company recorded income with respect to the settlement agreement of the Orange brand agreement in an amount of NIS 108 million (US$ 31 million) compared with NIS 217 million recorded in 2016. As set forth in the settlement agreement, the advance payments received from Orange were recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses that were incurred over this period.  See also "Item 5A.1c Settlement Agreement with Orange Brand Services Ltd.”,“5D.2 Outlook” and note 18 to our consolidated financial statements.

Other income, net. Other income, net, totaled NIS 31 million (US$ 9 million) in 2017, compared to NIS 45 million in 2016, a decrease of 31%, reflecting a decrease in income from the unwinding of trade receivables. See also note 23 to our consolidated financial statements.

Operating profit. Reported operating profit for 2017 was NIS 315 million (US$ 91 million). Without the impact of the early adoption of IFRS 15 in 2017, operating profit would have been NIS 246 million, an increase of 27% compared with reported operating profit of NIS 193 million in 2016.

Finance costs, net. Finance costs, net in 2017 were NIS 180 million (US$ 52 million), an increase of 71% compared with NIS 105 million in 2016. The increase largely reflected the impact of the increase in early debt repayment expenses in 2017 of NIS 82 million which were mainly related to the early repayment of borrowings during 2017 in a total amount of NIS 1,283 million (US$ 370 million). See also “Item 5B Liquidity and Capital Resources.”

Profit (loss) before income tax. Profit before income taxes for 2017 was NIS 135 million (US$ 39 million). Without the impact of the early adoption of IFRS 15 in 2017, profit before income taxes would have been NIS 66 million, a decrease of 25% compared with NIS 88 million in 2016, reflecting the increase in finance costs, net, which more than offset the increase in operating profit.

Income taxes on profit. Income taxes on profit for 2017 were NIS 21 million (US$ 6 million). Without the impact of the early adoption of IFRS 15 in 2017, income taxes on profit would have been NIS 5 million, compared with NIS 36 million in 2016.

An income tax audit of the Company, concluded in 2017, resulted in a one-time income of NIS 10 million in income tax expenses and in an additional one-time deferred tax income of NIS 9 million, which was recognized in income tax expenses.

The effective tax rate of the Company in 2017 was 16% compared with 41% in 2016, largely reflecting the one-time factors in 2017 described above.  The regular corporate tax rate in Israel for 2016 was 25% and for 2017 was 24%. The regular corporate tax rate for 2018 and thereafter will be reduced further to 23%.

The Company’s effective tax rate is expected to continue to be higher than the corporate tax rate mainly due to nondeductible expenses.  See also note 25 to our consolidated financial statements.

Profit. Reported profit in 2017 was NIS 114 million (US$ 33 million). Without the impact of the early adoption of IFRS 15 in 2017, profit would have been NIS 61 million, an increase of 17% compared with NIS 52 million in 2016.   Based on the weighted average number of shares outstanding during 2017, basic earnings per share or ADS was NIS 0.70 (US$ 0.20). Without the impact of the early adoption of IFRS 15 in 2017, basic earnings per share or ADS would have been NIS 0.38 compared with NIS 0.33 in 2016.

For information regarding potential downward impacts on profits in 2018, see “Item 5D.2 Outlook.”

Adjusted EBITDA. Adjusted EBITDA in 2017 totaled NIS 917 million (US$ 264 million). Without the impact of the early adoption of IFRS 15 in 2017, Adjusted EBITDA would have been NIS 835 million, an increase of 0.1% from NIS 834 million in 2016. As a percentage of total revenues, Adjusted EBITDA in 2017 was 28%. Without the impact of the early adoption of IFRS 15 in 2017, Adjusted EBITDA as a percentage of total revenues would have been 26% compared with 24% in 2016.

5A.2a          Cellular Services Segment

Total revenues. Total revenues for the cellular segment in 2017 were NIS 2,588 million (US$ 746 million), a decrease of 8% from NIS 2,828 million in 2016.

Revenues from services. Service revenues for the cellular segment in 2017 totaled NIS 1,978 million (US$ 571 million), a decrease of 6% from NIS 2,099 million in 2016. The decrease was mainly a result of the continued downward pressures on the prices of post-paid and pre-paid cellular services as a result of the continued competition in the cellular market. As an illustration of the level of competition in the cellular market, approximately 2.5 million cellular subscribers are estimated to have switched operators within the Israeli market (with number porting) in 2017, compared with approximately 2.3 million in 2016 and 2.5 million in 2015.

Significant price erosion continued to be caused by the amount of cellular subscribers who moved between different rateplans or airtime packages (generally with a lower monthly fee) within the Company.

In addition, cellular segment service revenues for 2017 were negatively affected by a decrease in revenues as a result of the termination of the Right of Use Agreement with HOT Mobile from the second quarter of 2016, for which the Company recorded revenues in an amount of approximately NIS 51 million in 2016. See "Item 5A.1e Right of Use Agreement with HOT Mobile".

Pre-paid cellular subscribers contributed service revenues in a total amount of approximately NIS 146 million (US$ 42 million) in 2017, a decrease of 19% from approximately NIS 180 million in 2016, as a result of the price erosion in pre-paid services and the decrease in the number of pre-paid subscribers, which was largely attributed to pre-paid subscribers moving to post-paid subscriber packages due to the significant price declines (and hence increased attractiveness) for these products.

Revenues from equipment. Revenues from equipment sales for the cellular segment in 2017 totaled NIS 610 million (US$ 176 million), a decrease of 16% from NIS 729 million in 2016, reflecting a decrease in the volume of sales, mainly due to the impact of the tightening of the Company’s customer credit policy, whereby stricter requirements were imposed for customers to be accepted for long term financing plans under which the customer pays for the equipment through monthly payments (generally between 12 and 36 months). The decrease in volume of sales was partially offset by an increase in revenues from the leasing of cellular handsets to both residential and business customers.

Gross profit from equipment sales. The gross profit from equipment sales for the cellular segment in 2017 was NIS 120 million (US$ 35 million), compared with NIS 133 million in 2016, a decrease of 10%. This decrease mainly reflected both the decrease in the volume of equipment sales, as described above, partially offset by a small increase in profit margins from sales.  See also “Item 5D.2 Outlook”.

Cost of service revenues. The cost of service revenues for the cellular segment (excluding inter-segment costs) decreased by 11% from NIS 1,659 million in 2016 to NIS 1,470 million (US$ 424 million) in 2017.  This decrease mainly reflected decreases in operating lease, rent and overhead expenses and in cellular network and cable maintenance expenses, largely reflecting the impact of the network sharing agreement with HOT Mobile, as well as a decrease in expenses related to lower payments to transmission, communication and content providers. The early adoption of IFRS 15 in 2017 did not have any impact on the cost of service revenues for the cellular segment. See also note 22 to our consolidated financial statements.

Selling, marketing, general and administrative expenses. Selling, marketing, general and administrative expenses for the cellular segment in 2017 amounted to NIS 367 million (US$ 106 million). Without the impact of the early adoption of IFRS 15 in 2017, selling, marketing, general and administrative expenses for the cellular segment would have been NIS 420 million, a decrease of 26% from NIS 571 million in 2016. The decrease mainly reflected decreases in payroll and related expenses, in bad debts and allowance for doubtful accounts expenses, which was principally due to the impact of the tightening of the Company’s customer credit policy for handset sales, and in advertising and marketing expenses related, in part, to the marketing activities related to the rebranding of the Company in 2016. See also note 2(n) and note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses for the cellular segment totaled NIS 1,525 million (US$ 440 million) in 2017. Without the impact of the early adoption of IFRS 15 in 2017, total operating expenses for the cellular segment would have been NIS 1,589 million, a decrease of 18% or NIS 339 million from 2016. See also note 22 to our consolidated financial statements. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses totaled NIS 1,991 million. Without the impact of the early adoption of IFRS 15 in 2017, total operating expenses for the cellular segment including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation) would have been NIS 2,044 million, a decrease of 16% compared with 2016.

Income with respect to settlement with Orange. In 2017, the Company recorded income with respect to the settlement agreement of the Orange brand agreement in an amount of NIS 108 million (US$ 31 million) compared with NIS 217 million recorded in 2016. As set forth in the settlement agreement, the advance payments received from Orange were recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses that were incurred over this period. See also "Item 5A.1c Settlement Agreement with Orange Brand Services Ltd.” above and note 18 to our consolidated financial statements.

Operating profit. Overall, operating profit for the cellular segment in 2017 was NIS 244 million (US$ 70 million). Without the impact of the early adoption of IFRS 15 in 2017, operating profit for the cellular segment would have been NIS 192 million, an increase of 182% compared with NIS 68 million in 2016, reflecting the impact of the reduction in total operating expenses which was partially offset by the decreases in service revenues, in income with respect to settlement with Orange and in gross profits from cellular segment equipment sales.

 Adjusted EBITDA. Adjusted EBITDA for the cellular segment was NIS 710 million (US$ 205 million) in 2017. Without the impact of the early adoption of IFRS 15 in 2017, Adjusted EBITDA for the cellular segment would have been NIS 647 million, an increase of 15% from NIS 562 million in 2016, for the same reasons as the increase in operating profit. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2017 was 27%. Without the impact of the early adoption of IFRS 15 in 2017, Adjusted EBITDA for the cellular segment as a percentage of total cellular revenues would have been 25% compared with 20% in 2016.

5A.2b          Fixed-Line Services Segment

Total revenues. Total revenues in 2017 for the fixed-line segment were NIS 853 million (US$ 246 million), a decrease of 8% compared with NIS 929 million in 2016.

Revenues from services. Service revenues for the fixed-line segment totaled NIS 777 million (US$ 224 million) in 2017, a decrease of 10% compared with NIS 866 million in 2016.  This decrease mainly reflected a decrease in revenues from international calling services (including the market for wholesale international traffic) which were adversely affected both by the increased penetration of internet-based solutions and increased competition from other service providers, and a decrease in inter-segment revenues. See also "Item 3D.2o The telecommunications industry is subject to rapid and significant changes in technology and industry structure which could reduce demand for our services." It is estimated that the Company’s subscriber market share in the ISP segment continues to be eroded as a result of the strong competition in the market. The launches of Partner TV service and the commercial phase and accelerated deployment of our fiber optic network did not have a significant impact on fixed-line segment revenues in 2017.

Revenues from equipment. Revenues from equipment sales for the fixed-line segment in 2017 totaled NIS 76 million (US$ 22 million), an increase of 21% compared with NIS 63 million in 2016, mainly reflecting an increase in revenues recorded from sales of audio visual and related equipment and devices.

Gross profit from equipment sales. The gross profit from equipment sales for the fixed-line segment in 2017 was NIS 22 million (US$ 6 million), compared with NIS 11 million in 2016, an increase of 100%, again largely a reflection of the impact of an increase in gross profit recorded from sales of audio visual and related equipment and devices.

Cost of service revenues. The cost of service revenues (excluding inter-segment costs) for the fixed-line segment decreased by 1% from NIS 617 million in 2016 to NIS 613 million (US$ 177 million) in 2017.  This decrease reflected decreases in international call expenses, and in operating lease, rent and overhead expenses, partially offset by increases in expenses related to Partner TV service that was launched during 2017, and in expenses related to internet services. See also note 22 to our consolidated financial statements.

Selling, marketing, general and administrative expenses. Selling, marketing, general and administrative expenses for the fixed-line segment in 2017 amounted to NIS 98 million (US$ 28 million). Without the impact of the early adoption of IFRS 15 in 2017, selling, marketing, general and administrative expenses for the fixed-line segment would have been NIS 116 million, a decrease of 2% from NIS 118 million in 2016. The decrease largely reflected decreases in payroll and related expenses, partially offset by an increase in advertising and marketing expenses related in part, to the marketing activities related to the launch of the Company’s television services during 2017. See also note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses for the fixed-line segment totaled NIS 594 million (US$ 171 million) in 2017. Without the impact of the early adoption of IFRS 15 in 2017, total operating expenses for the fixed-line segment would have been NIS 614 million, an increase of 1% or NIS 5 million from 2016. See also note 22 to our consolidated financial statements. Including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses totaled NIS 730 million. Without the impact of the early adoption of IFRS 15 in 2017, total operating expenses for the fixed-line segment including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation) would have been NIS 748 million, a decrease of 1% compared with 2016.

Operating profit. Operating profit for the fixed-line segment was NIS 71 million (US$ 20 million) in 2017. Without the impact of the early adoption of IFRS 15 in 2017, operating profit for the fixed-line segment would have been NIS 54 million, a decrease of 57% compared to NIS 125 million in 2016, mainly reflecting the impact of the decrease in service revenues and the increase in total operating expenses, partially offset by the increase in gross profit from equipment sales, as explained above. The launches of Partner TV service and the commercial phase and accelerated deployment of our fiber optic network did not have a significant impact on fixed-line segment operating profit in 2017.

Adjusted EBITDA. Adjusted EBITDA for the fixed-line segment was NIS 207 million (US$ 60 million) in 2017. Without the impact of the early adoption of IFRS 15 in 2017, Adjusted EBITDA for the fixed-line segment would have been NIS 188 million, a decrease of 31% from NIS 272 million in 2016, for the same reasons as the decrease in operating profit. As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed-line segment in 2017 was 24%. Without the impact of the early adoption of IFRS 15 in 2017, Adjusted EBITDA for the fixed-line segment as a percentage of total fixed-line revenues would have been 22% compared with 29% in 2016.

5A.3          RESULTS OF CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2016, COMPARED TO THE YEAR ENDED DECEMBER 31, 2015

	New Israeli Shekels
	Year ended December 31, 2015
	In millions
	Cellular segment	Fixed-line segment		Elimination	Consolidated
Segment revenue – Services	2,275	717			2,992
Inter-segment revenue – Services	22	189		(211)
Segment revenue – Equipment	1,051	68			1,119
Total revenues	3,348	974		(211)	4,111

Segment cost of revenues – Services	1,856	736	(*)		2,592
Inter-segment cost of revenues – Services	187	24		(211)
Segment cost of revenues – Equipment	832	48			880
Cost of revenues	2,875	808		(211)	3,472
Gross profit	473	166			639

Operating expenses (1)	506	134	(*)		640
Income with respect to settlement agreement with Orange	61				61
Other income, net	44	3			47
Operating profit	72	35			107
Adjustments to presentation of Segment Adjusted EBITDA
–Depreciation and amortization (including impairment charges)	510	243			753
–Other (2)	15	1			16
Segment Adjusted EBITDA (3)	597	279			876

Reconciliation of loss for the year to Adjusted EBITDA
Loss for the year					(40)
Depreciation and amortization (including impairment charges)					753
Finance costs, net					143
Income tax expenses					4
Other (2)					16
Adjusted EBITDA (3)					876

(*) Includes impairment charges in the fixed-line segment, see note 13 to our consolidated financial statements.

(1) Operating expenses include selling and marketing expenses and general and administrative expenses.

(2) Mainly amortization of employee share based compensation.
(3) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. See “Item 5A.1a  -  NON-GAAP MEASURES” above.  The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges.

Total revenues. In 2016, total revenues were NIS 3,544 million, a decrease of 14% from NIS 4,111 million in 2015.

Revenues from services. Service revenues in 2016 totaled NIS 2,752 million, a decrease of 8% from NIS 2,992 million in 2015.

Revenues from equipment. Equipment revenues in 2016 totaled NIS 792 million, a decrease of 29% from NIS 1,119 million in 2015, largely reflecting a decrease in the volume of equipment sales.  This decrease was mainly related to the tightening of the Company’s customer credit policy, whereby stricter requirements were imposed for customers to be accepted for long term financing plans under which the customer pays for the equipment through monthly payments (generally between 12 and 36 months).

Gross profit from service revenues. The gross profit from service revenues in 2016 was NIS 476 million, compared with NIS 400 million in 2015, an increase of 19%. The trend in gross profit from service revenues was positively affected by expenses of NIS 88 million recorded in 2015 due to the impairment charge on the right of use on international fiber optic cables (NIS 76 million), on computers and information systems (NIS 7 million) and on the communication network (NIS 5 million). Compared with gross profit from service revenues excluding the impact of these impairment charges in 2015, gross profit from service revenues in 2016 decreased by 2%, largely reflecting the decrease in service revenues, partially offset by the decrease in the cost of service revenues. See also note 22 to our consolidated financial statements.

Gross profit from equipment sales. Gross profit from equipment sales in 2016 was NIS 144 million, compared with NIS 239 million in 2015, a decrease of 40%, mainly reflecting both the decrease in the volume of equipment sales, as described above, and lower profit margins from sales which resulted largely from the tightening of the Company’s customer credit policy (since profit margins are higher for sales with long term financing plans), as well as a change in product mix towards products with lower profit margins.

Selling, marketing, general and administrative expenses. Selling, marketing, general and administrative expenses totaled NIS 689 million in 2016, an increase of 8% from 2015. Selling, marketing, general and administrative expenses for 2015 included expenses in the amount of NIS 10 million that were recorded following the impairment charge on customer relationships (NIS 8 million) and on the trade name (NIS 2 million). Compared with selling, marketing, general and administrative expenses excluding the impact of these impairment charges in 2015, selling, marketing, general and administrative expenses increased by 9%. This increase mainly reflected an increase in advertising and marketing expenses related, in part, to the marketing activities for the rebranding of the Company, and an increase in bad debts and allowance for doubtful accounts expenses which was mainly related to historical transactions. See also note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses amounted to NIS 2,324 million in 2016, a decrease of 6% or NIS 139 million from 2015. Total operating expenses ("Opex") (not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies) includes cost of service revenues (NIS 2,276 million in 2016) and selling, marketing, general and administrative expenses (NIS 689 million in 2016), and excludes depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation) (NIS 641 million in 2016).

Including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses in 2016 decreased by 8% compared with 2015. See also note 22 to our consolidated financial statements.

Income with respect to settlement with Orange. In 2016, the Company recorded income with respect to the settlement agreement of the Orange brand agreement in an amount of NIS 217 million compared with NIS 61 million recorded in 2015.  As set forth in the settlement agreement, the advance payments received from Orange were recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses that were incurred over this period. See also Item 5A.1c Settlement Agreement with Orange Brand Services Ltd.”, 5D.2 Outlook and note 18 to our consolidated financial statements.

Other income, net. Other income, net, totaled NIS 45 million in 2016, compared to NIS 47 million in 2015, a decrease of 4%, mainly reflecting a decrease in income from the unwinding of trade receivables. See also note 23 to our consolidated financial statements.

Operating profit. Reported operating profit for 2016 was NIS 193 million, an increase of 80% compared with reported operating profit of NIS 107 million in 2015. Compared with operating profit for 2015 before the impairment charges described above (NIS 98 million), operating profit decreased by 6%.

Finance costs, net. Finance costs, net in 2016 were NIS 105 million, a decrease of 27% compared with NIS 143 million in 2015. The decrease reflected lower interest payment expenses due to the lower average level of debt, as well as gains from foreign exchange movements in 2016 compared with losses from foreign exchange in 2015 and lower early debt repayment expenses. This decrease in finance costs was partially offset by higher linkage expenses due to the higher CPI level. See also “Item 5B Liquidity and Capital Resources.”

Profit (loss) before income tax. Profit before income taxes for 2016 was NIS 88 million, compared with loss before income tax of NIS 36 million in 2015.  Compared with profit before income tax in 2015 excluding the impact of the impairment charges described above (NIS 98 million), profit before income tax in 2016 increased by 42%, reflecting principally the decrease in finance costs, net which more than offset the decrease in operating profit excluding impairment charges.

Income taxes on profit. Income taxes on profit for 2016 were NIS 36 million, compared to income taxes on loss of NIS 4 million in 2015. In January 2016, the Law for the Amendment of the Income Tax Ordinance (No. 216) was published, enacting a reduction of corporate tax rate, from 26.5% to 25%, for the year 2016 and thereafter. In addition, in December 2016, the Economic Efficiency Law (Legislative Amendments for Implementing the Economic Policy for the 2017 and 2018 Budget Year), 2016 was published, enacting that the corporate tax rate will be 24% in 2017 and 23% in 2018 and thereafter.  These reductions of the corporate tax rate resulted in a reduction of NIS 7 million in the Group's deferred tax assets in 2016, which was recognized as an income tax expense.

Profit (Loss). Reported profit in 2016 was NIS 52 million, compared with loss of NIS 40 million in 2015. Compared with profit in 2015 before impairment charges (NIS 72 million after income tax), profit in 2016 increased by 62%. Based on the weighted average number of shares outstanding during 2016, basic earnings per share or ADS, was NIS 0.33, compared to basic loss per share of NIS 0.26 in 2015.

Adjusted EBITDA. Adjusted EBITDA in 2016 totaled NIS 834 million, a decrease of 5% from NIS 876 million in 2015. As a percentage of total revenues, Adjusted EBITDA in 2016 was 24%, compared with 21% in 2015.

5A.3a          Cellular Services Segment

The impairment charge on fixed-line assets in 2015 did not have any impact on the results for the cellular services segment.

Total revenues. Total revenues for the cellular segment in 2016 were NIS 2,828 million, a decrease of 16% from NIS 3,348 million in 2015.

Revenues from services. Service revenues for the cellular segment in 2016 totaled NIS 2,099 million, a decrease of 9% from NIS 2,297 million in 2015. The decrease was mainly a result of the continued downward pressures on the prices of post-paid and pre-paid cellular services as a result of the continued competition in the cellular market. As an illustration of the level of competition in the cellular market, approximately 2.3 million cellular subscribers are estimated to have switched operators within the Israeli market (with number porting) in 2016, only slightly fewer than the estimated 2.5 million switchers in 2014 and 2015.

Significant price erosion continued to be caused by the amount of cellular subscribers who moved between different rateplans or airtime packages (generally to obtain a lower monthly fee) within the Company.

In addition, cellular segment service revenues were negatively affected by a decrease in  revenues from wholesale services provided to other operators hosted on the Company’s network, and in particular as a result of the termination of the Right of Use Agreement with HOT Mobile starting from the second quarter of 2016.  As a result, revenues arising from the Right of Use Agreement decreased from approximately NIS 120 million in 2015 to approximately NIS 51 million in 2016. See "Item 5A.1e Right of Use Agreement with HOT Mobile.” This decrease was partially offset by the amortization to revenues of the Lump Sum payment from HOT Mobile under the Network Sharing Agreement in an amount of approximately NIS 23 million in 2016.

Pre-paid cellular subscribers contributed service revenues in a total amount of approximately NIS 180 million in 2016, a decrease of 22% from approximately NIS 230 million in 2015.  This decrease was a result of the price erosion in pre-paid services and the decrease in the number of pre-paid subscribers, which was largely attributed to pre-paid subscribers moving to post-paid subscriber packages due to the significant price declines (and hence increased attractiveness) for these products.

Revenues from equipment. Revenues from equipment sales for the cellular segment in 2016 totaled NIS 729 million, a decrease of 31% from NIS 1,051 million in 2015, reflecting a decrease in the volume of sales, mainly related to the tightening of the Company’s customer credit policy, whereby stricter requirements were imposed for customers to be accepted for long term financing plans, whereby the customer pays for the equipment through monthly payments (generally between 12 and 36 months).

Gross profit from equipment sales. The gross profit from equipment sales for the cellular segment in 2016 was NIS 133 million, compared with NIS 219 million in 2015, a decrease of 39%. This decrease reflected both the decrease in the volume of equipment sales, as described above, and lower profit margins from sales which was also a result of the tightening of the Company’s customer credit policy (since profit margins are higher for sales with long term financing plans), as well as a change in product mix towards products with lower profit margins.

Cost of service revenues. The cost of service revenues for the cellular segment (excluding inter-segment costs) decreased by 11% from NIS 1,856 million in 2015 to NIS 1,659 million in 2016.  This decrease reflected principally decreases in cellular network and cable maintenance expenses, in part related to the implementation of the cost sharing mechanism under the Network Sharing Agreement with HOT Mobile, and decreases in expenses related to payments to transmission, communication and content providers.

Selling, marketing, general and administrative expenses. Selling, marketing, general and administrative expenses for the cellular segment in 2016 amounted to NIS 571 million, an increase of 13% from NIS 506 million in 2015. The increase mainly reflected an increase in advertising and marketing expenses related, in part, to the marketing activities for the rebranding of the Company, and an increase in bad debts and allowances for doubtful accounts expenses which was mainly related to historical transactions. See also note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses for the cellular segment totaled NIS 1,928 million in 2016, a decrease of 5% or NIS 96 million from 2015. See also note 22 to our consolidated financial statements. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses decreased by 5%.

Income with respect to settlement with Orange. In 2016, the Company recorded income with respect to the settlement agreement of the Orange brand agreement in an amount of NIS 217 million compared with NIS 61 million recorded in 2015.  As set forth in the settlement agreement, the advance payments received from Orange were recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses that were incurred over this period. See also Item 5A.1c Settlement Agreement with Orange Brand Services Ltd.” above and note 18 to our consolidated financial statements.

Operating profit. Overall, operating profit for the cellular segment in 2016 was NIS 68 million, a decrease of 6% or NIS 4 million compared with NIS 72 million in 2015, reflecting the impact of the decreases in service revenues and gross profits from cellular segment equipment sales, which were partially offset by the reduction in total operating expenses and the increase in income with respect to the settlement with Orange.

Adjusted EBITDA. Adjusted EBITDA for the cellular segment was NIS 562 million in 2016, decreasing by 6% from NIS 597 million in 2015, for the same reasons as the decrease in operating profit. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2016 was 20%, compared with 18% in 2015.

5A.3b          Fixed-Line Services Segment

Total revenues. Total revenues in 2016 for the fixed-line segment were NIS 929 million, a decrease of 5% compared with NIS 974 million in 2015.

Revenues from services. Service revenues for the fixed-line segment totaled NIS 866 million in 2016, a decrease of 4% compared with NIS 906 million in 2015. The decrease mainly reflected a decrease in revenues from international calls (including in the market for wholesale international traffic) as well as decreases in revenues from other fixed line services including local lines and ISP services. Our subscriber market share in the ISP segment continues to be eroded as a result of the strong competition in the market from both existing and new service providers.

Revenues from equipment. Revenues from equipment sales for the fixed-line segment in 2016 totaled NIS 63 million, a decrease of 7% compared with NIS 68 million in 2015. The decrease mainly reflected a decrease in the sale of non-core fixed line equipment, including tablets, televisions, streamers and other audio visual devices, which was partially offset by an increase in fixed line equipment for business customers including sales of advanced business solutions.

Gross profit from equipment sales. The gross profit from equipment sales for the fixed-line segment in 2016 was NIS 11 million, compared with NIS 20 million in 2015, a decrease of 45%, mainly reflecting the decrease in the sale of non-core fixed line equipment, as described above.

Cost of service revenues. The cost of service revenues (excluding inter-segment costs) for the fixed-line segment decreased by 16% from NIS 736 million in 2015 to NIS 617 million in 2016. The cost of service revenues in 2015 was negatively affected by expenses in the amount of NIS 88 million that were recorded following the impairment charge on the right of use on international fiber optic cables (NIS 76 million), on computers and information systems (NIS 7 million) and on the communication network (NIS 5 million). Compared with the cost of service revenues in 2015, excluding the impact of the impairment charges taken for that year, the cost of service revenues in 2016 decreased by 5%, reflecting decreases in transmission and communication provider expenses, salaries and related expenses and in depreciation expenses, partially offset by increases in expenses related to payments to internet infrastructure and service providers. See also note 22 to our consolidated financial statements.

Selling, marketing, general and administrative expenses. Selling, marketing, general and administrative expenses for the fixed-line segment in 2016 amounted to NIS 118 million, a decrease of 12% from NIS 134 million in 2015. Selling, marketing, general and administrative expenses for 2015 included expenses in the amount of NIS 10 million that were recorded following the impairment charge on customer relationships (NIS 8 million) and on the trade name (NIS 2 million). Compared with selling, marketing, general and administrative expenses excluding the impact of these impairment charges in 2015, the decrease in selling, marketing, general and administrative expenses in 2016 was 5%. See also note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses for the fixed-line segment totaled NIS 609 million in 2016, a decrease of 6% or NIS 41 million from 2015. See also note 22 to our consolidated financial statements. Including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses decreased by 15%.

Operating profit. Operating profit for the fixed-line segment was NIS 125 million in 2016, an increase of 257% compared to NIS 35 million in 2015. Operating profit for 2015 included impairment charges, as described above, in the amount of NIS 98 million. Compared with operating profit excluding the impairment charges in 2015, operating profit in 2016 decreased by 6%, mainly reflecting the impact of the decreases in service revenues and in gross profit from equipment sales, partially offset by the reduction in total operating expenses, as explained above.

Adjusted EBITDA. Adjusted EBITDA for the fixed-line segment decreased by 3% from NIS 279 million in 2015 to NIS 272 million in 2016, for the same reasons as the decrease in operating profit. As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed-line segment in 2016 was 29%, unchanged from 2015.

5A.4          SEASONALITY

Our service revenues and profitability show some seasonal trends over the year, resulting mainly from revenues from roaming services which tend to increase during Jewish holiday periods and during the summer months.

Whilst most of our post-paid cellular tariff plans for private customers are bundles including unlimited amounts of call minutes and SMS, for other cellular subscribers in plans which charge according to usage, airtime minutes and consequently airtime revenues are affected by the number of monthly work days and daylight hours in the day, which varies throughout the year. In addition, airtime revenues for such subscribers are lower in February, which is a shorter than average month. However, due to the increased penetration of bundled plans which offer unlimited or fixed amounts of airtime and SMS usage, the impact of such effects has significantly decreased over the last few years. There is no assurance that these trends will continue in the future.

	Three months ended
NIS in millions	March 31	June 30	Sept. 30	Dec. 31
	(Unaudited)
Service Revenues

2015	759	757	760	716
2016	710	692	698	652
2017	640	646	666	630

5A.5           IMPACT OF EXCHANGE RATE FLUCTUATIONS AND INFLATION

Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, in recent years, approximately one fifth of our operating expenses (excluding depreciation), including a substantial majority of our handset purchases, were linked to non-NIS currencies, mainly the US dollar. These expenses related principally to the acquisition of handsets, where the price paid by us is based mainly on US dollars. In addition, a substantial amount of our capital expenditures are incurred in, or linked to, non-NIS currencies, mainly the US dollar. See “ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK”.

Our Notes payable series C in a total principal amount of NIS 213 million as of December 31, 2017, are currently in NIS and are linked to the CPI. If the CPI increases, we may not be permitted to raise our tariffs in a manner that would fully compensate for any increase in our finance expenses. In 2017, the CPI increased 0.3%, which raised our finance costs, net, by NIS 4 million, compared to a CPI decrease of 0.3% in 2016, which reduced our finance costs, net, by NIS 2 million. The CPI for each month is published on the 15th day of the following month; references above to the annual change in CPI for a given year is the change from the CPI published on the 15th day of December of the preceding year to the CPI published on the 15th day of December of the relevant year, which for the purposes of this annual report, covers the twelve months beginning January 1 through December 31 of the relevant year.

5B.          Liquidity and Capital Resources

The discussion below first describes our financial indebtedness (Notes payable, long-term borrowings and total financial debt) and capital expenditures, then our dividend payments, and finally our main sources of liquidity.

5B.1          NOTES PAYABLE

As further described below, we have over the years issued a number of series of Notes payable, which we occasionally repurchased.

In July 2017, the Company issued Series F Notes in a principal amount of NIS 255 million, payable in 5 equal annual installments on June 25 of each of the years 2020 through 2024. The principal bears fixed annual interest of 2.16%, payable on a semiannual basis on June 25 and December 25.

In December 2017, the Company expanded Series F Notes in a principal amount of NIS 389 million under the same conditions.

The Company has engaged to expand Series F Notes in the future (see "Notes payable issuance commitments" below).

All Series Notes payable are unsecured non-convertible and listed for trading on the TASE.

All Series Notes payable have been rated ilA+, on a local scale, by Standard & Poor’s Maalot.

Members of our Board of Directors and senior management may have purchased a portion of the various Series Notes through stock exchange transactions.

The table below sets forth the composition and terms of the Notes payable issued by the Company and outstanding at December 31, 2017:

	Linkage terms (principal and interest)	Annual interest rate	Interest payment terms	Original issuance date

Notes payable series C	CPI	3.35% CPI adj.	Semi-annual	April 2010
Notes payable series D		‘Makam’(*) plus 1.2%	Quarterly	April 2010
Notes payable series F		2.16% fixed	Semi-annual	July 2017

(*) ‘Makam’ is a variable interest that is based on the yield of 12 month government bonds issued by the Government of Israel. The interest is updated on a quarterly basis. The interest rates paid (in annual terms, and including the additional interest of 1.2%) during 2017 are set forth in the table below:

Period	Interest rate
October 1, 2017 to December 30, 2017	1.29%
July 1, 2017 to September 30, 2017	1.33%
March 31, 2017 to June 30, 2017	1.34%
December 31, 2016 to March 30, 2017	1.34%

The table below sets forth the payments of principal to be made on our Notes payable at December 31, 2017 (for payments including interest payments, see "Item 5F Aggregate Contractual Obligations”):

	2018	2019	2020	2021 to 2022	2023 to 2024	Total
	New Israeli Shekels in millions
Principal payments of long term indebtedness:
Notes payable series C (1)	213					213
Notes payable series D	109	109	109	110		437
Notes payable series F			129	258	257	644
Total	322	109	238	368	257	1,294
Add offering expenses and discounts and premiums						4
						1,298

(1) Linked to the CPI as of December 31, 2017.

Notes payable buy back

The Company did not buy back any Notes in 2017.

The Company's series B, C and E Notes, which are traded on the Tel Aviv Stock Exchange, were partially repurchased (repurchased Notes are considered legally extinguished) in 2016 as follows:

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

The buy-back costs of the aforementioned repurchases were recorded as “finance expenses” for 2016 in an aggregate amount of NIS 12 million.

Notes payable issuance commitments

In September 2017, the Company entered into an agreement with certain Israeli institutional investors, according to which the Company undertook to issue to the institutional investors, and the institutional investors undertook to purchase from the Company, in the framework of a private placement, an aggregate principal amount of NIS 150 million of additional Series F debentures in December 2018.

In December 2017, the Company entered into an agreement with certain Israeli institutional investors, according to which the Company undertook to issue to the institutional investors, and the institutional investors undertook to purchase from the Company, in the framework of a private placement, an aggregate principal amount of NIS 126.75 million of additional Series F debentures in December 2019.

In January 2018, the Company entered into an agreement with certain Israeli institutional investors, according to which the Company undertook to issue to the institutional investors, and the institutional investors undertook to purchase from the Company, in the framework of a private placement, an aggregate principal amount of NIS 100 million of additional Series F debentures in December 2019.

All the loan commitments include provisions which allow the lenders to not provide the loans should any of the events of default defined for the Company's existing loans occur prior to the date for providing the deferred loans. These events of default include non-compliance with the financial covenants set forth below in Item 5B.3, as well as other customary terms.

5B.2           Long-Term Borrowings

The Company has received borrowings from leading Israeli commercial banks and other institutions. The Company may, at its discretion, prepay the borrowings, subject to certain conditions, including that the Company shall reimburse the lenders for losses sustained by the lenders as a result of the prepayment. The reimbursement is mainly based on the difference between the interest rate that the Company would otherwise pay and the current market interest rate on the prepayment date.

Borrowings as of December 31, 2017 are set forth below:

	Annual interest rate	Interest payment terms	Original reception date
Borrowing K(*)	3.71% fixed	Quarterly	March 2015
Borrowing L(**)	4.25% fixed	Semi-annual	March 2015
Borrowing O(**)	4.34% fixed	Quarterly	December 2017
Borrowing P	2.38% fixed	Quarterly	December 2017
Borrowing Q	2.5% fixed	Quarterly	December 2017

(*)   The Company intends to early repay borrowing K in 2018.

(**) The Company early repaid the borrowings in March 2018.

The table below sets forth the payments of principal to be made on our borrowings, as of December 31, 2017 (for payments including interest payments see "Item 5F Aggregate Contractual Obligations”):

	2018	2019	2020	2021 to 2022	2023 to 2024	Total
	New Israeli Shekels in millions
Borrowing K(*)	75					75
Borrowing L(**)	200					200
Borrowing O(**)	100					100
Borrowing P	7	29	29	60		125
Borrowing Q		23	23	45	34	125
	382	52	52	105	34	625

(*)   The Company intends to early repay borrowing K in 2018.
(**) The Company early repaid the borrowings in March 2018.

New borrowings received

In 2017, the Company received long-term loans in an aggregate amount of NIS 350 million, as detailed further below.

Borrowing O: In December 2017, the Company received a long-term loan from a group of institutional corporations in a principal amount of NIS 100 million. The loan was received according to a loan agreement that was signed in November 2014. The loan will bear unlinked interest at the rate of 4.34% per annum. The Company early repaid the loan in March 2018.

Borrowing P: In December 2017, the Company received a long-term loan from a commercial bank in the principal amount of NIS 125 million. The loan will bear unlinked interest at the rate of 2.38% per annum and will be paid in quarterly payments over 5 years. The principal will be paid in quarterly equal payments commencing in December 2018.

Borrowing Q: In December 2017, the Company received a long-term loan from a commercial bank in the principal amount of NIS 125 million. The loan will bear unlinked interest at the rate of 2.5% per annum and will be paid in quarterly payments over 6.5 years. The principal will be paid in quarterly equal payments commencing in March 2019.

Long-term borrowings early repayments

In total, the Company made early repayments of borrowings in 2017 in an aggregate amount of NIS 1,283 million, incurring early repayment expenses in an aggregate amount of NIS 76 million, as further detailed below.

In June 2017, the Company made an early repayment of principal outstanding of borrowings C, D, E, F, G and H in a total amount of NIS 700 million, thus completing full and final repayment of these borrowings.

In July 2017, the Company made an early repayment of principal outstanding of borrowings I and J in a total amount of NIS 175 million, thus completing full and final repayment of these borrowings.

In December 2017, the Company made an early repayment of principal outstanding of borrowings M and N in a total amount of NIS 408 million, thus completing full and final repayment of these borrowings.

In December 2017, the Company did not take a borrowing that was contracted in November 2014 (a deferred loan) with a group of institutional corporations in a principal amount of NIS 100 million.

The early repayment fees of the aforementioned repayments totaled to an amount of NIS 76 million that were recorded in finance expenses in 2017.

In March 2018, the Company early repaid borrowings L and O in a total principal amount of NIS 300 million. In addition, the Company intends to early repay borrowings K during 2018, in a total principal amount of NIS 75 million. The early repayments resulted in a change in expected cash flows and the Company recorded in December 2017 additional finance costs of NIS 18 million, mainly due to early repayment fees.

5B.3          FINANCIAL COVENANTS

Regarding Series F Notes and borrowings P and Q, the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of December 31, 2017, the ratio of Net Debt to Adjusted EBITDA was 1.0. Additional stipulations regarding Series F Notes and borrowings P and Q mainly include: shareholders' equity shall not decrease below NIS 400 million; the Company shall not create floating liens subject to certain terms; the Company has the right for early redemption under certain conditions; the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Series F Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant. The Group was in compliance with the financial covenant and the additional stipulations for the year 2017.

Regarding borrowings K, L and O, as of December 31, 2017 (see information about early repayments above) the Company is required to comply with financial covenants on a consolidated basis. Their main provisions are two ratios:

(1)          The ratio of (a) the amount of all financial obligations of the Company including bank guarantees that the Company has undertaken ("Total Debt") to (b) EBITDA less Capital Expenditures shall not exceed 6.5 (the ratio as of December 31, 2016 and 2017 was 4.5 and 4.1, respectively); and

(2)          The ratio of (a) Total Debt to (b) the EBITDA of the Company shall not exceed 4 (the ratio as of December 31, 2016 and 2017 was 3.4 and 2.2, respectively).

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

The Group was in compliance with all covenants stipulated for the years 2016 and 2017. The covenants are measured every six months (on June 30, and December 31) on an annualized basis of twelve months and are based on the financial results for the preceding period of twelve months.

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

5B.4          TOTAL NET FINANCIAL DEBT

At December 31, 2017, total net financial debt (the sum total of current notes payable and borrowings (NIS 705 million) and non-current borrowings and notes payable (NIS 1,218 million) less cash and cash equivalents (NIS 867 million) and less short-term deposits (NIS 150 million)) amounted to NIS 906 million, compared to NIS 1,526 million (the sum total of current notes payable (NIS 498 million) and non-current borrowings and notes payable (NIS 2,196 million) less cash and cash equivalents (NIS 716 million) and less short-term deposits (NIS 452 million)) at December 31, 2016. The decrease in net financial debt compared with 2016 principally reflected the positive adjusted free cash flow generated in 2017 (cash flows from operating activities, net of cash flows used for investment activities less short-term proceeds from deposits, see reconciliation to cash flows below; Adjusted Free Cash Flow is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies) net of interest payments and the cash received following the share issuance in June 2017 (see note 21 to the consolidated financial statements). See note 15 to the consolidated financial statements (see also “Item 5B.2 Long-term Borrowings” above).

Reconciliation of cash flows to Adjusted Free Cash Flow	Year ended December 31,
	2016	2017
	NIS in millions
Cash flows from operating activities	945	973
Cash flows from investing activities	(639)	(72)
Short-term investment in deposits	452	(302)
Adjusted Free Cash Flow	758	599

At December 31, 2017, the current portion of our total financial debt (including future interest payments during 2018) amounted to NIS 772 million, as compared to NIS 587 million at December 31, 2016, and was composed of the amounts set forth in the table below. We intend to fund the repayment of the current portion of our Notes payable, borrowings and interest in 2018, through available cash or operational cash flow, issuance of deferred notes payable, new borrowings, issuance or sale of corporate notes, or a combination of one or more of these resources.

Current Portion Payable in 2018 as of December 31, 2017	NIS in millions
Principal on notes payable	322
Principal on borrowings	382

Accrued interest on notes payables	27
Accrued interest on borrowings	41
Total	772

Capital Expenditures. The telecommunications business is highly capital intensive, requiring significant capital to acquire licenses and to construct and maintain a telecommunications network. The capital requirements of our network are determined by the coverage desired, the expected call and data traffic and the desired quality and variety of services.  Capital expenditures also included, in 2017, expenditures on computer and information systems, optic fibers and related assets, subscribers equipment and installation, property, leasehold improvements, furniture and equipment, costs of obtaining contracts with customers (under IFRS 15), and computer software.

In the years ended December 31, 2015, 2016 and 2017, our capital expenditures as represented by additions to property and equipment and intangible assets, amounted to NIS 271 million, NIS 202 million and NIS 333 million (without the impact of the early adoption of IFRS 15), respectively. The increase in capital expenditures from 2016 to 2017 mainly reflected the increased investments in optic fiber network, and the costs of equipment leased to customers (mainly related to TV services). Including the impact of the early adoption of IFRS 15 in 2017, capital expenditures totaled NIS 417 million (US$ 120 million), including capital expenditures in a total of NIS 84 million from the capitalization of the costs of obtaining contracts under IFRS 15.

At December 31, 2017, our capital expenditure commitments totaled NIS 5 million. For further information regarding our capital expenditure commitments at December 31, 2017, see “Item 5F Aggregate Contractual Obligations”.

Dividend payments. For the year ending December 31, 2017, the Company did not distribute any dividends.

5B.5          MAIN SOURCES OF LIQUIDITY

•	Cash on hand;

•	Short-term deposits;

•	Operating cash flows, net of cash flow used for investing activities;

•	Off balance sheet deferred issuance of Notes payable;

•	Regular Notes payable and long-term borrowings.

Cash on hand. At December 31, 2017, we had NIS 867 million in cash on hand, compared to NIS 716 million at December 31, 2016.

Short-term deposits. At December 31, 2017, we had NIS 150 million in short-term deposits, compared to NIS 452 million at December 31, 2016.

Cash generated from operations. Cash generated from operations totaled NIS 973 million (US$ 280 million) in 2017. Without the impact of the early adoption of IFRS 15 in 2017, cash generated from operations would have been NIS 897 million, a decrease of 5% compared with 2016. The decrease mainly reflected the payment by HOT Mobile in 2016 of the lump sum of NIS 250 million under the Network Sharing Agreement, which was partially offset by an increase in trade payable balances, and by a larger decrease in trade receivables of NIS 283 million in 2017 compared with NIS 226 million in 2016 which was mainly explained by the decrease in the volume of equipment sales under long-term payment plans in 2017 compared with 2016. Adjusted Free Cash Flow for 2017 was NIS 599 million (US$ 173 million), a decrease of 21% compared to NIS 758 million for 2016 (as shown in "Item 5B.4", Adjusted Free Cash Flow is calculated as cash flows from operating activities, net of cash flows from investment activities less short-term investment in deposits; Adjusted Free Cash Flow is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies).

Existing credit facilities. During 2017 and at December 31, 2017, we did not have any active credit facilities with banks.

Notes payable issuance commitments. During 2017 and 2018 the Company entered into agreements with Israeli institutional investors, according to which the Company undertook to issue to the institutional investors, and the institutional investors undertook to purchase from the Company, in the framework of a private placement, additional Series F notes payable. An amount of NIS 150 million will be issued in December 2018 and an amount of NIS 227 million will be issued in December 2019.

We believe that cash flows from our operations, together with our cash on hand and our short-term deposits, and the issuance of additional Series F notes payable, will provide us with enough liquidity and resources to fund our on-going operations, expected capital expenditure needs, payment of amounts due on our notes and borrowings, as well as other material commitments, at least for the next 12 months (see also "Item 5F Aggregate Contractual Obligations"). However, the actual amount and timing of our future requirements may differ materially from our estimates.  See also “Item 5D.2 Outlook".

 As noted in “Item 3D.1o Our mobile telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. Ensuring compliance with these obligations and restrictions may be outside our control, and may limit our ability to raise new equity capital.  If the obligations or restrictions are not respected by our shareholders, we could lose our license.”, if the Company decides to raise capital, it may face significant difficulties, since the current holdings of Israeli entities (as defined in the license) are approximately 5% and any equity offering to the public or to the Company's employees and office holders will require an equivalent equity offering of shares to Israeli entities, in a manner in which the total Israeli entities founding shareholders' holdings will not be less than 5% of the total issued share capital. Since these Israeli entity shares require pre-approval of the MoC to determine that the receiving shareholder is eligible to be an Israeli entity, they are limited in their capability of transfer to another shareholder. The Company may need to grant a significant discount in an equity offering of these Israeli entity shares. If the Company would be required to raise capital and this issue would prevent it, there could be an adverse impact on our business (e.g. reduction in sales with long term credit arrangements and/or reduction in capital investments).

5C.          Research and Development, Patents and Licenses

We are primarily a user rather than a developer of technology. Accordingly, we did not engage in any significant research and development activities during the past three years.

5D.          Trend Information

5D.1          RECENT DEVELOPMENTS

See “Item 5D.2 Outlook”. See also recent regulatory developments in “Item 4B.12e Regulatory Developments” and “Item 3D.1 RISKS RELATING TO THE REGULATION OF OUR INDUSTRY”.

5D.2          OUTLOOK

In 2017, competition in the Israeli telecommunications market remained intense, both across cellular segment services and fixed-line segment services, as well as in the market for equipment and device sales. As a result, the continued substantial price erosion in the market had a further significant negative impact on the Company’s business results, with total revenues for 2017 decreasing by 8% compared with 2016.

In addition to a decrease in service revenues, revenues from equipment sales decreased in 2017 by 13%, largely reflecting a decline in sales volumes of both cellular devices and other non-core equipment including tablets, televisions, streamers and other audio visual devices.

Whilst in 2017 we earned profits of NIS 114 million (US$ 33 million), profit without the impact of the early adoption of IFRS 15 in 2017 would have been NIS 61 million (US$ 18 million); profit in 2016 was NIS 52 million. Because the regulatory and business environment continues to evolve, generally with the objective of further increasing competition in the various markets in which we operate, depending on past and future regulatory and market developments, these factors may continue to negatively impact our business through 2018 and beyond.  See also “Item 3D.2a.”

In order to mitigate the impact of the competition on the price erosion and decreases in service revenues and in revenues from equipment sales, the Company continued to adjust its cost structure and to implement operational efficiency measures through 2017, which resulted in a decrease in 2017 in total operating expenses, without the impact of the early adoption of IFRS 15, of NIS 294 million (including cost of service revenues (NIS 2,083 million in 2017) and selling, marketing and administrative expenses (NIS 536 million in 2017), and excluding depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation) (NIS 589 million in 2017); this measure is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies). This decrease followed a decrease in total operating expenses in 2016 of NIS 139 million compared with 2015.

The scope for the Company to adjust its cost structure and to implement operational efficiency measures diminishes year by year. In addition, in view of the fact that Partner entered into the television market in mid-2017, the operating expenses for 2017 do not include the full-year impact of the incremental operating expenses related to the television service, including content rights and distribution expenses, wholesale internet infrastructure access expenses and television service-related workforce expenses. Therefore total operating expenses may not decrease to the same extent as was achieved in 2017, or at all, in 2018 and beyond.

Regarding finance costs, net, in 2018, finance costs, net, are expected to be significantly lower in 2018 than in 2017, both reflecting the early debt repayment expenses recorded in 2017 in an amount of NIS 94 million as well as anticipated lower interest expenses as a result of the lower average level of financial debt, as discussed above in "Item 5B.4 Total net financial debt”, and the lower average debt interest rate.

As explained in "5A.2a Cellular Services Segment ” above, 2017 was the final year for which the Company recorded income with respect to the settlement agreement of the Orange brand agreement, in an amount of NIS 108 million (US$ 31 million).

In November 2017, the Company announced that it is holding negotiations with Cellcom Israel Ltd., another Israeli telecommunications operator, regarding a potential long term cooperation agreement for the deployment of a fiber optics infrastructure by both companies.  If concluded, the agreement would provide that each party will be entitled to purchase from time to time, as per its needs and at its sole discretion, fiber optic infrastructure services (including Indefeasible Right of Use - IRU) from the other party's present and/or future fiber optics infrastructure in order to connect residential buildings throughout Israel. The agreement, if concluded and executed, will allow the companies to avoid duplicated future deployment, as well as allow the Company to accelerate the deployment rollout of the fiber optics infrastructure while reducing costs and improving its ability to provide quality services, for the benefit of consumers in Israel. At the same time, the Company continues to explore other alternatives to accelerate its deployment of fiber infrastructure. The finalization of the agreement is subject to further negotiations between the parties and if concluded, the execution of the agreement will be subject to the required regulatory approvals.

Regarding liquidity, capital expenditures in 2018 are expected to include increased investments in our fiber optic network and in expenditures related to our television service.

In addition, cash generated from operations in 2018 is not expected to be supported by a change in trade receivables to the same extent as it was in 2017 depending upon the volume of equipment sales under long-term payment plans (as explained Item "4B.7 POST-PAID CUSTOMER CONTRACTS AND CREDIT POLICY", most of our customers pay for equipment devices with long term financing plans whereby the customer pays for the equipment through monthly payments over a period of between 12 and 36 months).  Depending on regulatory and other developments in the market as well as the factors discussed here, adjusted free cash flow may decline significantly in 2018 compared with 2017.

The statements above under this section regarding trends are “forward-looking” statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in mobile telephone usage, trends in the Israeli telecommunications industry in general, possible regulatory and legal developments and trends in general economic conditions. In particular, there is no certainty that an agreement will be reached with Cellcom. For a description of some of the risks we face, see “Item 3D. Key Information – Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 8A. Consolidated Financial Statements and Other Financial Information – Legal and Administrative Proceedings”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed above might not occur, and actual results may differ materially from the results anticipated.

5E.          Off-Balance Sheet Arrangements

As of December 31, 2017, the Company provided bank guarantees in a total amount of NIS 126 million. In addition, the Company provided a guarantee to PHI's debt in an amount of NIS 50 million. For further details see note 17(5) to the consolidated financial statements.

During 2017 and January 2018, the Company entered into an agreement with certain Israeli institutional investors, according to which the Company undertook to issue to the institutional investors, and the institutional investors undertook to purchase from the Company, in the framework of a private placement, an aggregate principal amount of NIS 150 million of additional Series F debentures in December 2018 and NIS 227 million in December 2019. See “5B.2 Long-term Borrowings".

Other than the aforementioned guarantees and deferred notes payable, there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. See also “Item 5F Aggregate Contractual Obligations”.

5F.          Aggregate Contractual Obligations

Set forth below are our contractual obligations and other commercial commitments as of December 31, 2017:

	Payments due by period (NIS in millions)
Contractual Obligations	Total	2018		2019-2020	2021-2022	2023 and thereafter

Notes Series C*	220	220
Notes Series D*	451	115		225	111
Notes Series F*	707	14		155	275	263
Long term borrowings*	681	423	***	113	110	35

Operating Leases	578	158		177	112	131
Trade payables	787	787
Payables in respect of employees	70	70
Other payables	11	11
Contribution to defined benefit plan	10	10
Commitments to pay for inventory purchases**	818	679		139
Commitments to pay for property, equipment purchases and software elements purchases (capital expenditures)**	5	5
Commitments to pay for rights of use of capacities**	207	43		82	82
Commitment to pay for capacities maintenance **	52	9		17	17	9
Total Contractual Cash Obligations	4,597	2,544		908	707	438

*	The figures include expected payments of interest on our long-term debt (borrowings and notes payable).

**	See note 17 to the consolidated financial statements.

***
Long-term borrowings include L and O in a total principal amount of NIS 300 million as well as the accumulated interest thereon and early repayment fees, that were due during 2018 and were early repaid in March 2018.  See also "Item 5B.2 LONG-TERM BORROWINGS".

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.          Directors and Senior Management

6A.1          DIRECTORS

Below is a list of the directors of the Company as of the date of this annual report.

Name of Director	Age	Position

Adam Chesnoff*	52	Chairman of the Board of Directors
Elon Shalev*	66	Vice-Chairman of the Board of Directors
Dr. Michael J. Anghel (1)(2)(3)(4)	79	Director
Barry Ben Zeev (1)(2)(3)(4)	66	Director
Fred Gluckman*	47	Director
Barak Pridor*	52	Director
Osnat Ronen (5) (6)	55	Director
Yoav Rubinstein*	44	Director
Arieh Saban*	71	Director
Yehuda Saban	38	Director
Arik Steinberg (1)(2)(4)	53	Director
Ori Yaron*	52	Director
Tomer Bar Zeev*	42	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	External Director under the Israeli Companies Law (See “Item 6C Board Practices”)

(4)	Independent Director under NASDAQ rules and under the Israeli Companies Law

(5)	Independent Director under NASDAQ rules

(6)	Appointed by the Israeli founding shareholders

___________________________
* Nominated by S.B. Israel Telecom

Adam Chesnoff was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Chairman of the Board of Directors on November 20, 2013. Mr. Chesnoff serves as the President and Chief Operating Officer of Saban Capital Group, Inc., responsible for overseeing its investment and business activities, including private equity and public market investments. Mr. Chesnoff is a member of the Board of Directors of Univision Communications Inc., the largest Spanish-language media company in the United States; a member of the Board of Directors of Celestial Tiger Entertainment Ltd., an owner and operator of pay television channels across Asia. Mr. Chesnoff is also a member of the Board of Commissioners of PT Media Nusantara Citra Tbk Ltd., an Indonesian media company. In addition, Mr. Chesnoff served on the Board of Directors of Univision Communications Inc. from 2007 until January 2018 and as Vice-Chairman of the Board of Directors of ProSiebenSat.1 Media AG from 2003 until 2007. From 2005 to 2010, Mr. Chesnoff served on the Board of Directors of Bezeq Israel Telecommunication Company Ltd. Mr. Chesnoff holds a B.A. in economics and management from Tel-Aviv University and an M.B.A from UCLA’s Anderson School of Business.

Elon Shalev was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Vice Chairman of the Board of Directors on November 20, 2013. Mr. Shalev serves as a senior advisor to Saban Capital Group, Inc. Mr. Shalev was the founder of Channel 2 news and from 1993 to1995 served as its Chief Executive Officer. From 1996-1999, he served as Editor in Chief of “Yediot Aharonot”, and from 2000 to 2001 he served as Executive Vice President of Discount Investment Corporation Ltd. of the IDB Group. Mr. Shalev was the co-founder of SHL Telemedicine Ltd. and still serves as a director in the company. Mr. Shalev served in the past on the Board of Directors of Bezeq Israel Telecommunication Company Ltd., DBS Satellite Services (1998) Ltd. (Yes) and Bezeq International Company Ltd. Mr. Shalev holds a B.A. in political science from Tel Aviv University.

Dr. Michael J. Anghel was appointed to the Board of Directors of Partner in March 2006. From 1977 to 1999, he led the Discount Investment Corporation Ltd. (of the IDB Group) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in founding Cellcom. In 1999 he founded CAP Ventures, an advanced technology investment company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank. He has been involved in various technology enterprises and has served on the Board of Directors of various major Israeli corporations and financial institutions including Elron, Elbit, Nice, Gilat, American Israeli Paper Mills, Maalot (the Israeli affiliate of Standard and Poor’s), Hapoalim Capital Markets, Syneron Medical Ltd., Dan Hotels Ltd., the Strauss Group and served as the Chairman of the Center for Educational Technology. He currently serves on the Board of Directors of Orbotech Ltd., Lumus Ltd. and BiolineRx Ltd.  Prior to launching his business career, Dr. Anghel served as a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. in economics from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. in finance both from Columbia University in New York.

Tomer Bar Zeev was appointed to the Board of Directors of Partner effective as of November 21, 2017. Mr. Bar Zeev is the founder of ironSource, a leading digital content company that offers monetization and distribution solutions for app developers, software developers, mobile carriers, and device manufacturers and has served since 2010 as the CEO. Mr. Bar Zeev holds a B.A. in computer science from the Interdisciplinary Center Herzliya.

Barry Ben Zeev (Woolfson) was appointed to the Board of Directors of Partner in October 2009. He has been providing strategic business consulting services since 2009. Mr. Ben Zeev served as the Deputy-Chief Executive Officer & Chief Financial Officer of Bank Hapoalim in 2008. He joined the bank in 1976 and served in a variety of senior positions in the branch system and the international division including New York. Mr. Ben Zeev served in the following executive positions prior to becoming Deputy-Chief Executive Officer & Chief Financial Officer of Bank Hapoalim: Executive Vice President & Head of International Operations during the years 2001-2002, Deputy-Chief Executive Officer & Head of International Private Banking during the years 2002-2006, Chairman of Poalim Asset Management during the years 2001-2006, Chairman of Bank Hapoalim Switzerland during the years 2002-2006, Deputy Chairman of the Board of Directors of Signature Bank in New York during the years 2001-2002 and Deputy-Chief Executive Officer and Head of Client Asset Management during the years 2006-2007. Mr. Ben Zeev serves on the Board of Directors of the following companies: Ellomay Capital Ltd., Poalim Asset Management UK Ltd., Ben Zeev (Woolfson) Consultants Ltd., Hiron-Commerce Investments & Mivnei Ta’asiya Ltd., Kali Pension Administration Management Ltd. and Altshuler Shaham Provident and Pension Ltd., as an independent director and head of the investment committee. In addition, he serves on the Board of Trustees of the College for Management (Michlala Le-Minhal).He also served as a member of the Board of Directors of the Tel Aviv Stock Exchange during the years 2006-2007. Mr. Ben Zeev holds a B.A. in economics and an M.B.A both from Tel-Aviv University.

Fred Gluckman was appointed to the Board of Directors of Partner effective January 29, 2013. Mr. Gluckman has been employed by Saban Capital Group Inc. ("SCG") since 2003 and served as Senior Vice President and Chief Financial Officer from 2010 to 2016, Executive Vice President and Chief Financial Officer since 2016 and serves on the Board of Directors of several SCG affiliated non-public companies. In addition, Mr. Gluckman serves as the Chief Financial Officer and Executive Vice President of Saban Capital Acquisition Corp. Mr. Gluckman also currently serves as a member of the Board of Directors of Univision Communications Inc., serving on its audit, finance and compensation committees, and as an alternate member of the Board of Directors of Celestial Tiger Entertainment Ltd. serving on its Audit Committee. Mr. Gluckman also serves on the national and west region board of Friends of the Israel Defense Forces, serving on the executive, audit and finance committees of the national board.  Prior to joining SCG, Mr. Gluckman performed international and domestic tax advisory work in the London and Southern California practices of Deloitte. Mr. Gluckman is an officer and a member of Board of Directors of the Saban Family Foundation and the Cheryl Saban Self-Worth Foundation for Women and Children. Mr. Gluckman holds a BS in Economics from Wharton Business School of the University of Pennsylvania and is a CPA.

Barak Pridor was appointed to the Board of Directors of Partner in February 2016. Mr. Pridor served from 2000 until 2011 as CEO of ClearForest, a software startup that was acquired by Thomson Reuters in 2007. Following the acquisition, Mr. Pridor continued to serve as CEO of ClearForest as well as an Executive Vice President at Thomson Reuters until 2011.  Mr. Pridor serves as Chairman of the Board of Directors of Applicaster Ltd., as a director on the Board of Directors of: Playbuzz Ltd, Beachbum Ltd., Origami Logic Inc. and Sosa Tlv Ltd. He is also an observer on the Board of Directors of SimilarWeb Ltd. Mr. Pridor holds a B.Sc. in Mathematics and Computer Science from Tel Aviv University and a M.B.A. from INSEAD Business School.

Ms. Osnat Ronen was appointed to the Board of Directors of Partner in December 2009. Ms. Ronen founded FireWind 01 GP in 2015 and has since served as its general partner. Ms. Ronen has also served as an advisor to Liquidnet, Inc. from 2013 to 2015. She previously served as a General Partner of Viola Private Equity from 2008 until 2013. From 1994 to 2007, Ms. Ronen served in various positions at Bank Leumi Le Israel BM, including as the Deputy Chief Executive Officer of Leumi Partners Ltd. from 2001 to 2007 and as Deputy Head of the Subsidiaries Division of the Leumi Group from 1999 to 2001. Between 2004 and 2007, Ms. Ronen also led the strategic planning, deployment and execution of the Bachar Reform, one of Israel’s largest financial reforms, at Leumi Group. As part of the implementation, Ms. Ronen managed the sale of Leumi’s holdings in mutual, provident and training funds. Ms. Ronen currently serves on the Board of Directors of Mizrahi-Tefahot Bank Ltd., Fox-Wizel Ltd. and Perion Network Ltd. She also volunteers as a director of the College for Management (Michlala Le-Minhal) and Yissum Research Development Company of the Hebrew University of Jerusalem. Ms. Ronen served on the Board of Directors of several portfolio companies of Viola including: Amiad Water Systems Ltd., Orad Hi-tech Ltd., Aeronautics Ltd., Degania Medical Ltd. and Matomy Media Group Ltd and until December 2017 as a director of Perion Networks Ltd. Ms. Ronen holds a B.Sc. in mathematics and computer science from Tel Aviv University and an M.B.A. from the Recanati School of Business Administration at Tel Aviv University.

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

Arie (Arik) Steinberg was appointed to the Board of Directors of Partner in January 2012. Mr. Steinberg serves on the Board of Directors of Leumi Partners Ltd. and as the Chairman of the Audit Committee. He also serves on the Board of Trustees of the Academic College of Tel-Aviv-Yaffo. Mr. Steinberg served from 2006-2010 as Chairman of the Board of Directors of Psagot Investment House, Ltd., as well as other companies in the Psagot Group, leading and overseeing the business strategies of the Psagot Group. Mr. Steinberg served as Chairman on behalf of York Capital. In addition, he served on the Board of Directors of the Tel-Aviv Stock Exchange. Mr. Steinberg also served between 1999-2003 as Chief Executive Officer of Ilanot Batucha Investment House from the IDB Group, as well as a director of Maalot (the Israeli affiliate of Standard and Poor’s). Prior to that, Mr. Steinberg served as Managing Director of Etgar- Portfolio Management Trust Co. owned by Bank Mizrahi. He also served on the Advisory Boards of Mobileye Technologies and Novotrans Group SA. Mr. Steinberg studied economics at Tel-Aviv University.

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

                    6A.2          SENIOR MANAGEMENT

Below is a list of the Senior Management of the Company as of the date of this annual report:

Name of Officer	Age	Position

Isaac Benbenisti	53	Chief Executive Officer
Yuval Keinan	43	Deputy Chief Executive Officer
Tamir Amar*	44	Chief Financial Officer
Hadar Vismunski-Weinberg	44	Vice President, Chief Legal Counsel & Corporate Secretary
Einat Rom	52	Vice President, Human Resources & Administration
Zvika Shenfeld	45	Vice President, Private & Retail Division
Terry Yaskil**	44	Vice President Marketing & Growth Engines Division
Liran Dan	39	Vice President Strategy & Business Development
Raz Bartov	40	Vice President Technologies & IT Division
Noach Hacker	36	Vice President Regulations and Fiber Division
Yakov Truzman	47	Vice President Business Division

* Effective February 1, 2018, Tamir Amar replaced David (Dudu) Mizrahi who concluded his term as the Company's Chief Financial Officer on December 26, 2017.

** Effective August 15, 2017, Terry Yaskil replaced Atara Litvak Shacham as the Company's Vice President Marketing & Growth Engines Division.

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

Tamir Amar was appointed as Chief Financial Officer of Partner effective February 1, 2018. Prior to joining the Company, Mr. Amar served since 2013 as the CEO of Vaporjet ltd., a leading and global manufacturer of nonwoven hydroentangled spunlace goods. From 2005 until 2013 he served as the CFO of Raval ACS Ltd., a global public company that fully owns 12 subsidiaries in Israel and abroad and develops, manufactures and sells unique products for the global automotive industry. Mr. Amar holds a B.A. in Economics and Accounting and an M.B.A. specializing in finance from Ben Gurion University.

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

Terry Yaskil was appointed as Vice President of Marketing in August 2017. Before joining Partner Ms. Terry Yaskil served as Deputy to the CEO of Zap. Terry managed the customer services division at the Zap Group which was responsible for service and sales, and led the group’s entry into Big Data worlds. Prior to that, Ms. Yaskil served for four years as Vice President Marketing and Advertising for Psagot Investment House Ltd. During the years 2006-2011, Ms. Yaskil served in several senior positions in the Tnuva Group including Manager of the central marketing division of the food corporation and Head of the Group’s headquarters. During the years 2001-2006, Ms. Yaskil served as manager of business marketing at Cellcom. Ms. Yaskil holds a B.A. in behavioral sciences and an M.A. in cognitive psychology, both from Ben Gurion University.

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

Noach Hacker was appointed as Vice President, Regulation effective September 2016 and in January 2018, was appointed as Vice President, Regulation and Fiber Division. Prior to joining the Company, Mr. Hacker served for over nine years in various capacities with the budget department of the Ministry of Finance as Senior Deputy to the Head of Budgets-Security Affairs, Security Budget Coordinator, Coordinator on the Infrastructure Team and as the Liaison of the Water Sector. Mr. Hacker holds a combined B.A in political science, economics and interdisciplinary studies from Bar Ilan University and an M.A. in political science from Haifa University.

Yakov Truzman was appointed as Vice President Business Division effective March 2018, after serving as Vice President Business Division at Bynet Data Communications from 2016 until joining the Company. Prior to that, Mr. Truzman served from 2011 until 2015 as the Vice President of Sales of the HOT Group. During the years 2001 until 2011, Mr. Truzman served in several managerial positions in the Cellcom Group, including department manager of business customers. Mr. Truzman holds a B.A. in behavioral sciences, management and economics from Ben Gurion University.

Appointments and Resignations

None of the above directors, except for Mr. Arieh Saban, who is the brother of Mr. Haim Saban, the owner and CEO of Saban Capital Group, has any family relationship with any other director or senior manager of the Company. None of the above members of senior management has any family relationship with any other director or senior manager of the Company.

6B.          Compensation

The terms of employment of the CEO are approved by the compensation committee, the Board of Directors and the general meeting of shareholders (by a special majority) and must comply with the Company’s Compensation Policy for Office Holders (as this term is defined in Item 6C.8 below) (except for certain exceptions, as set by the Israeli Companies Law). The “special majority” requires the approval of a majority of the Company’s shareholders participating at the general meeting and voting on the matter and at least one of the following conditions: (i) such majority includes a majority of the votes cast by shareholders who are not controlling parties (as defined in the Israeli Companies Law) in the Company and who do not have a personal interest in the resolution, and who are present and voting (abstentions are disregarded), or (ii) the votes cast against the resolution by shareholders who are not controlling parties and who do not have a personal interest in the resolution, who are present and voting, constitute two percent or less of the outstanding voting power in the Company. The terms of employment of other senior management (Office Holders) are approved by the compensation committee and the Board of Directors, and must comply with the Company’s Compensation Policy (except for certain exceptions, as set by the Israeli Companies Law). See “Item 6C.6b COMPENSATION COMMITTEE”. Senior management is generally appointed by the CEO with the approval of the Board of Directors for an indefinite term of office and may be removed by the CEO with the approval of the Board of Directors at any time.

Pursuant to the provisions of the Israeli Companies Law, the compensation policy of a company shall be submitted for the approval of the general meeting of shareholders, at least once every three years. We first adopted a compensation policy that sets forth the guidelines and framework for the mode of compensation of the Company’s Office Holders following the approval of the Company’s shareholders, at the extraordinary general meeting of shareholders, held on October 17, 2013 (the “Former Compensation Policy”). A new Compensation Policy was approved by the Company’s shareholders at the annual general meeting of shareholders held on September 28, 2016 (the “Compensation Policy”). The Compensation Policy sets forth the principles and procedures for determining Office Holders’ compensation, including ongoing remuneration, bonuses (including annual bonuses, severance bonuses and special bonuses), equity compensation, indemnification, insurance and release. The  Compensation Policy revises the Former Compensation Policy with respect to various matters and issues that needed to be updated and amended since the adoption of the Former Compensation Policy, due to changes in market practices since then, as well as adaption to legislative changes. See Exhibit 15.(b).1.

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

Compensation for senior management may also be provided in the form of equity- based compensation which includes stock options to purchase our ordinary shares and restricted shares. In 2017 options were granted to our senior management under the 2004 Amended and Restated Equity Incentive Plan to purchase up to 467,780 of our ordinary shares at a weighted average exercise price of NIS 19.74 per option with some of the options vesting at the earliest in February 2018. These options will expire at the latest by September 2023. In addition, in 2017, 200,888 restricted shares were granted to our senior management under the 2004 Amended and Restated Equity Incentive Plan, with some of the restricted shares vesting at the earliest in February 2018. For more information, see “Item 6E.2 Equity Incentive Plan”.

The aggregate compensation paid, and benefits in kind granted to or accrued on behalf of all our directors and senior management for their services in all capacities to the Company and its subsidiaries during the year ended December 31, 2017, was approximately NIS 35 million (US$ 10 million). This amount included approximately NIS 3 million (US$ 0.9 million) set aside or accrued to provide pension and retirement benefits on behalf of all our senior management during the year ended December 31, 2017.

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

The CEO's monthly salary (gross) will be an amount of NIS 150 thousand, linked to the CPI as of the index June 2015 (at the end of 2017 the monthly salary (gross) was NIS 150.3 thousand). In addition, the CEO will be entitled to reimbursement for the cost of vehicle use and maintenance as well as accepted related terms that are usually granted to the other office holders in the Company including telephone, food, cellular phone and other benefits in accordance with the Company's compensation policy and procedures (including indemnification, release and insurance arrangements as customary in the Company) and social benefits including sick days, vacation and allocations to plans and funds.

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

With respect to the amount of the annual financial bonus, tiers were set to calculate the amount of the bonus according to the CEO's global achievement rate with respect to all of the elements of the annual bonus (a weighted score of the company targets and an evaluation of the CEO's performances), as follows: achievement at a rate lower than 80% will not entitle the CEO to an annual bonus; achievement at a rate between 80%-120% will entitle the CEO to 80%-120% of the annual bonus budget; achievement at a rate that exceed 120% will entitle the CEO to 120% of the annual bonus budget. For the year ending December 31, 2017, the annual bonus budget (100%) for the period during Mr. Benbenisti's tenure as CEO was approximately NIS 1,503 thousand. These sums are linked to the CPI.

The CEO's Company targets for the year 2017 were determined by the Board of Directors of the Company in January 2017 based on the annual work plan of the Company for the year. They include seven individual targets: (1) Company EBITDA target with a weight of 30% of the Company's targets (2017 achievement rate: 123%, the target and the achievement rate were calculated according to the previous accounting policy without the impact of IFRS 15 adoption); (2) Cash flow target from the ongoing business with a weight of 20% of the Company's targets (2017 achievement rate: 186%); (3) Net post-paid subscriber target with a weight of 10% of the Company's targets (2017 achievement rate: 37%); (4) Cellular ARPU Base target with a weight of 10% of the Company's targets (2017 achievement rate: 101%); (5) TV target (including  budget, quality of service and other operational index targets) with a weight of 10% of the Company's targets (2017 achievement rate: 101%); (6) Quality of sales and service with a weight of 10% of the Company's targets (2017 achievement rate: 59%) and (7) Fixed-line service target (meet quality of service targets and other operational index targets that were determined) with a weight of 10% of the Company's targets (2017 achievement rate:101%).

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

The global achievement rate of the CEO of all of the elements of the annual bonus for 2017 was 114%.

On March 28, 2018, the Board of Directors examined the CEO's achievement of targets and in accordance with the achievement of the said targets, the bonus that will be granted to the CEO for 2017, is in the amount of NIS 1,804 thousand.

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

Immaterial amendments to the terms of employment of the CEO

During 2017, the Compensation Committee approved within its powers, in accordance with the Company's Compensation Policy for Office Holders, and the Companies Law, two immaterial amendments to the terms of employment of the CEO. These amendments included an amendment to the cost of the vehicle maintenance component and effective from the year 2018 thereafter, also an amendment to the annual bonus budget (100%), from NIS 1,503 thousand (10 monthly salaries) to NIS 1,653 thousand (11 monthly salaries). The cumulative annual cost of the change with respect to these amendments is 3.6% (in real terms) relative to the cost of all the terms of employment of the CEO for that reporting year.

Highest Office Holder Compensation

The table below sets forth information regarding compensation on an individual basis for the five Office Holders with the highest compensation for the year 2017.

Details of the Compensation Recipient		Compensation for services (the compensation amounts are displayed in terms of cost forthe Company) (NIS thousands)			Other compensation & vehicle (the compensation amounts are displayed in terms of cost for the Company) (NIS thousands)	Total (NIS thousands)
Name	Position	Payroll & Related expenses	Annual Bonus	Share based payments	Other
Isaac Benbenisti	Chief Executive Officer	2,368	1,804	2,223(1) (11)	141(2)	6,536	(3)
Yuval Keinan	Deputy Chief Executive Officer	1,758	1,268	980(4) (11)	832(5)	4,838
Noach Hacker	Vice President Regulations and Fiber Division	1,022	425	1,173(6) (11)	513(5)	3,133
Hadar Vismunski-Weinberg	Vice President, Chief Legal Counsel & Corporate Secretary	920	377	1,231(7) (11)	349(8)	2,877
Einat Rom	Vice President, Human Resources & Administration	1,142	462	893(9) (11)	103(10)	2,600

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

(2)	Represents vehicle expenses only.

(3)	For further information regarding the CEO's compensation see above under CEO Compensation.

(4)
In 2016, 269,000 share options and 114,000 restricted shares were granted to Mr. Yuval Keinan with a vesting period of up to three years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 1.3 million and the fair value of the restricted shares was approximately NIS 2 million.

(5)
“Other compensation” includes: expenses for retirement that were accumulated during the reporting period of this annual report and will be paid only upon retirement, vehicle expenses and a special grant according to article 5.5.3 of the Company's Compensation Policy for Office Holders.

(6)
In 2016, 198,891 share options and 78,462 restricted shares were granted to Mr. Noach Hacker with a vesting period of up to three years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.9 million and the fair value of the restricted shares was approximately NIS 1.4 million.

(7)
In 2017, 147,352 share options and 64,183 restricted shares were granted to Ms. Hadar Vismunski-Weinberg with a vesting period of up to three years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.9 million and the fair value of the restricted shares was approximately NIS 1.4 million.

(8)	"Other compensation" includes: expenses for retirement that were accumulated during the reporting period of this annual report and will be paid only upon retirement and vehicle expenses.

(9)
In 2014, 68,600 share options and 29,130 restricted shares were granted to Ms. Einat Rom with a vesting period of up to four years. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.4 million and the fair value of the restricted shares was approximately NIS 0.7 million. As of March 21, 2018, the share price was NIS 17.47 whereas the option exercise price (dividend adjusted) is NIS 25.95. As long as the option exercise price is higher than the market share price, the grant of the options has no actual value for Ms. Rom; however a restricted share has the value of the share price.

In 2015, additional 161,369 share options and 76,378 restricted shares were granted to Ms. Rom with a vesting period of up to three years. The theoretical fair value of the share options (according to Black-Scholes model) as measured of the grant was approximately NIS 0.9 million and the fair value of the restricted shares was approximately NIS 1.4 million.

(10)	Represents vehicle expenses only.

(11)
These sums represent the relative portion of the expenses of all option and restricted share allocations recorded during the reported period and include expenses for the 2017 vesting period of options and restricted shares (including those which have not fully vested yet).

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

Israeli directors are appointed by the Israeli founding shareholders, generally upon a written notice signed by at least two of the Israeli founding shareholders who are the record holders of (i) at least 50% of minimum Israeli holding shares or (ii), who hold in the aggregate the highest number of minimum Israeli holding shares among the Israeli founding shareholders. Any Israeli founding shareholders who have specified connections to a competing mobile radio telephone operator (as defined in the license) of the Company are prohibited from participation in any such appointment. The notice is addressed to our company secretary indicating the appointment until the appointee’s successor is elected by a similar notice. See “10B.3 Rights Attached to Shares”. In 2009, Ms. Osnat Ronen was appointed as a director on behalf of the Israeli founding shareholders.

No director has a service contract with the company or its wholly-owned subsidiaries providing for benefits upon termination of employment.

Our Office Holders (generally senior managers) serve at the discretion of the Board of Directors or until their successors are appointed. See “Item 4B.12f Our Mobile Telephone License” for a description of additional requirements of the composition of our Board of Directors and the appointment of its members.

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

–
The Israeli Companies Law, requires that at least two members of the Board of Directors satisfy the conditions of  ”external directors”, which also satisfies the conditions of an Israeli independent director (“bilty taluy”). Two of our thirteen directors are external directors and satisfy the conditions of both Israeli independent directors and independent directors according to NASDAQ criteria. Two additional directors, (who are not external directors) satisfy the conditions of independent directors according to NASDAQ criteria, one of whom satisfies the conditions of an Israeli independent director. However, the requirement of NASDAQ Rule 5605(b), that a majority of the Board of Directors be comprised of independent directors, is thus not satisfied.

6C.6          BOARD COMMITTEES

The Company’s Articles of Association provide that the Board of Directors may delegate its authorities or any part of them to committees of the Board of Directors as it deems appropriate, subject to the provisions of the Israeli Companies Law. Our Board of Directors has established an audit committee, a compensation committee and a security committee.

   6C.6a          AUDIT COMMITTEE

Pursuant to the rules of the Securities and Exchange Commission (the “SEC”) and the listing requirements of the NASDAQ Global Select Market, as a foreign private issuer, we are required to establish an audit committee consisting only of members who are U.S. “independent” directors as defined by SEC rules. In accordance with the Company’s Audit Committee Charter, our audit committee is responsible among other things, for overseeing the Company’s financial reporting process and the audits of the Company’s financial statements, including monitoring the integrity of the Company’s financial statements and the independence and performance of the Company’s internal and external auditors. Our audit committee is also directly responsible for the appointment, remuneration and oversight of our independent auditor and for establishing procedures for receiving and handling complaints received by the Company regarding accounting, internal controls and audit matters. The Audit Committee also assists the Board in conducting periodic reviews of the Company’s management of cyber risk.

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

The responsibilities of our audit committee under the Israeli Companies Law include, among others, identifying irregularities in the management of the company’s business and approving related party transactions as required by law, determining whether certain related party actions and transactions are “material” or “extraordinary” in connection with their approval procedures (See 6C.9  APPROVAL OF RELATED PARTY TRANSACTIONS AND COMPENSATION), assessing the scope of work and remuneration of the company’s independent auditor, assessing the company’s internal audit system and the performance of its internal auditor and making arrangements regarding the handling of complaints by employees about company’s business management deficiencies and regarding the protection given to employees who have made complaints.

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

Under the Israeli Companies Law, the compensation committee’s responsibilities include, among others, recommending to the Board of Directors, a compensation policy for office-holders to be approved by the shareholders of the Company, see “6B Compensation”. The compensation committee also makes recommendations to the Board of Directors once every three years regarding the continuing effectiveness of the compensation policy, reviews modifications to the compensation policy from time to time and its implementation and approves the actual compensation terms of Office Holders which require the compensation committee’s approval according to the relevant provisions of the Israeli Companies Law.

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

3.
Reasonable legal expenses, including attorney fees, incurred by the Office Holder due to an investigation or proceeding conducted against him by an authority authorized to conduct such investigation or proceeding and which ended without filing of an indictment against him and without the imposition of a financial liability as a substitute for a criminal proceeding or that was ended without filing of an indictment against him but for which he was subject to a financial liability as a substitute for a criminal proceeding relating to an offense which does not require criminal intent, within the meaning of the relevant terms under the law or in connection with a financial sanction(“itzum caspi”);

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

In no event may we indemnify an Office Holder for any of the following:

1.	a breach of the duty of loyalty toward us, unless the Office Holder acted in good faith and had reasonable grounds to assume that the action would not harm Partner’s interest;

2.	a breach of the duty of care done intentionally or recklessly (“pzizut”) other than if made only by negligence;

3.	an act intended to unlawfully yield a personal profit;

4.	a fine, a civil fine (“knas ezrahi”), a financial sanction (“itzum kaspi”) or a penalty (“kofer”) imposed on him; and

5.	a proceeding (“halich”).

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

6D.          Employees

At December 31, 2017, we had 2,797 employees on a full time equivalent basis, compared with 2,686 employees at December 31, 2016, and 2,882 at December 31, 2015. The number of full-time equivalent employees at year-end 2014, 2015 and 2016, according to their activity, was as follows:

	At December 31,
	2015**	2016**	2017

Customer service*	1,656	1,462	1,567
Sales and sales support*	434	457	488
Information technology (including Engineering)	369	341	349
Marketing and Content	49	47	44
Finance	83	85	80
Human Resources, Administration & Security	96	94	86
Operations & Logistics	134	133	127
Remaining operations	61	67	56
TOTAL	2,882	2,686	2,797

*Many positions in Customer service and Sales and sales support are filled by more than one part-time employee so that the employee headcount for those activities is about 12% greater than the number of full-time equivalents set forth above.

** Due to organizational structure changes during 2017, that included consolidation of certain divisions and the shifting of manpower between divisions, we have revised the 2015 and 2016 numbers to provide comparable information between the years 2015-2017.

In 2017, the Company added significant fiber and television activities, including in-house technicians, service and sales representatives, which caused an increase in the overall number.

On March 13, 2016, we signed a collective employment agreement with the employees' representatives and the Histadrut, the employees' union. The agreement includes an organizational chapter that is for a period of three years (2016-2018) and includes, among others, provisions regarding manning and changing of positions, termination of employment tenure and a dispute resolution mechanism. The agreement includes an economic chapter that was valid until December 31, 2016 and on December 12, 2016 we signed a new economic chapter that is valid for the years 2017-2018. The economic chapter includes, among others, provisions regarding terms of employment, benefits and welfare. In addition, the economic chapter provides for annual bonuses to employees and a profit sharing mechanism provision under certain conditions. The agreement applies to the Company's employees, excluding certain managerial and specific positions. The collective employment agreement also refers to the participation of employees in the Company's profits and regulates the eligibility conditions for receipt of these awards for the years 2017-2018. See also “Item 3D.2h The unionization of our employees has negatively affected and may continue to negatively affect our financial results.  ”

In addition, we are subject to various Israeli labor laws and practices, as well as orders extending certain provisions of collective bargaining agreements between the Histadrut and the Coordinating Bureau of Economic Organizations, the federation of employers’ organizations. Such laws, agreements and orders cover a wide range of areas and impose minimum employment standards including, working hours, minimum wages, vacation and severance pay, and special issues, such as equal pay for equal work, equal opportunity in employment, and employment of women, youth, disabled persons and army veterans.

Our employees are entitled to a pension insurance, in the amounts as follows (amounts vary according to choice of a pension fund or a manager’s insurance fund): employer provision for pension and compensation: 12.5% - 17.33% of the employee’s salary and employee provision for pension: 6% -7% of the employee’s salary.

We also offer some of our employees the opportunity to participate in a “Continuing Education Fund,” which also functions as a savings plan. Each of the participating employees contributes an amount equal to 2.5% of their salary and we contribute between 5% - 7.5% of such employee’s salary. In addition, in accordance with the collective employment agreement, employees that have been employed for 36 months or more by the Company are entitled to participate in a “Continuing Education Fund,” by contributing an amount equal to 2.5% of their salary and we contribute 7.5% of such employee’s salary.

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

In January 2015, the Minimum Wage Law was amended to increase the minimum wage paid to employees in Israel in four installments, from April 2015 to December 2017.

6E.          Share Ownership

6E.1           SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

As of March 1, 2018, to the best of the Company’s knowledge, none of our directors or senior management held more than 1% of our issued and outstanding ordinary shares. Directors and senior management do not have different voting rights than other shareholders of the Company.

As of March 1, 2018, our senior management held, in the aggregate, outstanding options to purchase up to 2,646,745 of our ordinary shares, of which 1,115,807 options were vested and exercisable as of that date, in addition to 480,661 “restricted shares” of which 59,394 restricted shares were vested as of that date (as described in "Item 6E.2 Equity Incentive Plan" below). No individual senior manager holds options to purchase 1% or more of our outstanding ordinary shares. No options or restricted shares have been granted to our directors.

The table below sets forth the number of outstanding options held by our senior management of the Company according to exercise price and expiration date as of March 1, 2018:

Weighted average exercise price (NIS)	Number of outstanding options held	Option expiration Year
47.97	305,370	2020
17.90	1,550,877	2021
18.71	224,183	2022
19.28	320,428	2023
19.11	245,887	2024
21.71	2,646,745	TOTAL

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

On March 13, 2016, the Board of Directors approved certain amendments to the Plan. The main amendments to the Plan include: (a) amendment to the cashless exercise formula; (b) the ability to allocate restricted share units to the Company’s employees and office holders; (c) automatic extension of the exercise period due to black-out periods; (d) adjustments to the grantee’s rights under any granted securities due to the occurrence of certain events, including a rights offering; (e) a provision allowing the Company's management bodies to decide to pay a grantee the financial benefit embedded in his equity compensation in cash compensation instead of equity compensation, in certain events in which the Company is unable to issue shares resulting from exercise of options or RSUs or to release any restricted share to a grantee; (f) extension of the exercise period as a result of a change of control event; (g) a provision that allows the Company to limit a grantee from making transactions in the granted securities in connection with any underwritten public offering of the Company and (h) certain exercise restrictions in accordance with the Tel Aviv stock exchange rules.  Share options and restricted shares (collectively, “granted securities”) have been granted to employees in accordance with the Plan. The total number of Company shares reserved for issuance upon exercise of all options granted and for earning of all restricted shares granted under the Plan was 22,917,000 shares. Upon exercise each option provides the right to acquire one ordinary share that confers the same rights as the other ordinary shares of the Company. As of December 31, 2017, options to acquire a total of 8,708,483 ordinary shares and 1,344,297 restricted shares are outstanding.

In June 2017, the Company issued 10,178,211 shares of the Company, of which 508,911 shares were issued as Israeli founding shareholder shares. The total net consideration received was approximately NIS 190 million.

On December 26, 2017, the Company’s Board of Directors approved the increase in the number of shares which may be granted under the Plan by three million shares, which represented approximately 1.75% of the Company’s issued share capital as of December 26, 2017, up to a total of 25,917,000 ordinary shares.

In 2017, following the approval of the Company’s Board of Directors, 1,201,358 share options and 507,146 restricted shares were granted to senior officers, managers and other employees of the Company and its subsidiary, compared to 998,433 share options and 417,176 restricted shares granted during 2016.  The vesting of the options and the earning of the restricted shares granted after June 2014 are subject to vesting or restriction periods and are also subject to performance conditions set by the Company’s organs.

During 2018 and until March 1, 2018, the Company approved the allocation of 245,887 options and 79,118 restricted shares for one of the Company's office holders, all in accordance with the Company's Equity Incentive Plan, as amended. The vesting of these options and the earning of these restricted shares are subject to vesting / restriction period of three years from the grant date (one third will vest or be earned in each year), as well as performance conditions set by the Company's organs.

Information in respect of options and restricted shares granted under the Plan is set forth below:

	Through December 31, 2017
	Number of options	Number of RSAs[1]
Granted	31,304,207	4,298,768
Shares issued upon exercises and vesting	(6,430,589)	(1,617,518)
Cancelled upon net exercises, expiration and forfeitures	(16,165,135)	(1,336,953)
Outstanding	8,708,483	1,344,297
Of which:
Exercisable	5,190,586	26,556
Vest in 2018	2,502,089	891,309
Vest in 2019	667,254	280,115
Vest in 2020	348,554	146,317

1 See Note 21(a) to our consolidated financial statements

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.          Major Shareholders

The following table sets forth certain information as of March 1, 2018, with respect to each person whom we believe to be the beneficial owner of 5% or more of our ordinary shares. Except where otherwise indicated, we believe, based on information publicly filed with the Securities and Exchange Commission or furnished to us by the principal shareholders, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares. None of our major shareholders has any different voting rights than any other shareholder. See “Item 10B.3 Rights Attached to Shares”.

Name	Shares beneficially owned	Issued Shares (1)%	Issued and Outstanding Shares (1)%
S.B. Israel Telecom Ltd.(2)	49,862,800	29.14	29.37
Phoenix-Excellence Group (3)	11,692,098	6.83	6.89
Meitav Dash Group (4)	9,125,745	5.33	5.38
Psagot Investment House Ltd. (5)	16,259,246	9.50	9.58
Treasury shares (6)	1,335,003	0.78	-
Public (7)	82,820,847	48.41	48.79
Total	171,095,739	100.00	100.00

(1)
As shown above and used throughout this annual report, the term “Issued and Outstanding Shares” does not include any treasury shares held by the Company. Treasury shares, which are included in “Issued Shares”, have no voting, dividend or other rights under the Israeli Companies Law, as long as they are held by the Company (“dormant shares”).

(2)
S.B. Israel Telecom, an affiliate of Saban Capital Group, a private investment firm, based in Los Angeles, California, specializing in the media, entertainment and communications industries held on March 1, 2018, approximately 29.37% of our Issued and Outstanding shares and voting rights. S.B. Israel Telecom also purchased from Scailex Corporation Ltd. (“Scailex”) (which in 2016 changed its name to “Suny Cellular Communication Ltd.”) 2,983,333 ordinary shares representing another, approximately 1.76% of our Issued and Outstanding shares and voting rights, which shares are to be transferred by Scailex to S.B. Israel Telecom free and clear of any lien on one or more future deferred closing dates, subject to the conditions set forth in the share purchase agreement entered into between Scailex and S.B. Israel Telecom.

(3)
Phoenix Holdings Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange (“Phoenix”), and Excellence Investments Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange (“Excellence”), which is controlled by Phoenix, hold shares in the Company directly and through its wholly owned subsidiaries. (Phoenix, Excellence and their subsidiaries collectively, the “Phoenix-Excellence Group”). These holdings are held according to the following segmentation: 1,309,248 ordinary shares are held by Provident funds and Management Companies of Provident funds; 467,618 ordinary shares are held by Excellence Trust Funds; 784,501 ordinary shares are held by Excellence ETFs; 554,050 ordinary shares are held by Phoenix "Nostro" accounts; 21,000 ordinary shares are held by Phoenix Pension funds; 98,666 ordinary shares are held by Linked insurance policies of Phoenix; 6,957,483 ordinary shares are held by Partnership for Israeli shares; 499,532 ordinary shares are held by Partnership for investing in the TA 100. 1,935,000 shares of the 11,692,098 shares held by the Phoenix-Excellence Group, representing approximately 1.14% of our Issued and Outstanding shares and total voting rights, are registered in the Company’s Shareholders Register as part of the shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes.

(4)
Meitav Dash Investments Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange, holds shares in the Company directly and through its wholly owned subsidiaries (Meitav Dash and their subsidiaries collectively, the “Meitav Dash Group”). These holdings are held according to the following segmentation: 5,403,195 ordinary shares are held by Meitav Dash Provident funds; 1,749,613 ordinary shares are held by Meitav DS Mutual Funds; 1,972,937 ordinary shares are held by Meitav Dash ETFs. 805,000 shares of the 9,125,745 shares held by the Meitav Dash Group, representing approximately 0.47% of our Issued and Outstanding shares and total voting rights, are registered in the Company’s Shareholders Register as part of the shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes.

(5)
Psagot Investment House Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange, holds shares in the Company directly and through its wholly owned subsidiaries (Psagot Investment House and their subsidiaries collectively, the “Psagot Investment House”). In accordance with Schedule 13G filed by Psagot Investment House on February 12, 2018, and in accordance with an update received by the Company from Psagot Investment House on March 7, 2018, these holdings are held according to the following segmentation: 5,444,188 ordinary shares are held by portfolio accounts managed by Psagot Securities Ltd.; 7,470,372 ordinary shares are held by Psagot Provident and Pension funds; 1,550,515 ordinary shares are held by Psagot Mutual Funds; 1,738,012 ordinary shares are held by Psagot ETFs ; 56,160 ordinary shares are held by Psagot Insurance.

(6)
Treasury shares do not have a right to dividends or to vote. During 2008, the Company purchased 4,467,990 shares a part of a buy-back plan. As of March 1, 2018, the Company has allocated under the Company’s 2004 Amended and Restated Equity Incentive Plan, 1,507,251 restricted shares from the treasury shares to a trustee on behalf of the Company’s employees. See “Item 6E.2 EQUITY INCENTIVE PLAN”.

(7)
The shares under “Public” include 5,826,623 shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes. These shares, together with 1,935,000 shares held by the Phoenix-Excellence Group and 805,000 shares held by the Meitav Dash Group, represent approximately 5.01% of our issued shares (approximately 5.05% of the Issued and Outstanding Shares). Under the terms of our mobile telephone license, the Israeli founding shareholders from among our founding shareholders and their approved substitutes must hold at least 5% of our issued and outstanding share capital and of each of our means of control. The Israeli founding shareholders must meet the requirements of “Israeli entities” which are defined as individuals who are citizens and residents of Israel and entities formed in Israel and controlled, directly or indirectly, by individuals who are citizens and residents of Israel, provided that indirect control is only through entities formed in Israel, unless otherwise approved by the Minister of Communications.

As of March 1, 2018, to the best of the Company’s knowledge, none of our directors and senior management held more than 1% of our outstanding ordinary shares; their holdings have been included under “Public” in the table above. For information regarding options held by our senior management to purchase ordinary shares, see “6E- Share Ownership”.

We are not aware of any arrangements that might result in a change in control of our Company.

7A.1          OTHER

On March 1, 2018, 5,418,022 ADSs (equivalent to 5,418,022 ordinary shares) or approximately 3.19% of our total Issued and Outstanding ordinary shares, were held of record by 34 registered holders in the United States. There were 4 registered holder accounts of the 34 with registered addresses outside of the United States. Certain accounts of record with registered addresses other than in the United States may hold our ordinary shares, in whole or in part, beneficially for United States persons. We are aware that many ADSs and ordinary shares are held of record by brokers and other nominees and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs and ordinary shares, or the number of ADSs and ordinary shares beneficially held by such persons.

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

License Conditions: Required Minimum Israeli and Founding Shareholder Percentages

The parties to the Relationship Agreement have agreed that they shall at all times comply with the terms of our license requiring that our founding shareholders or their approved substitutes hold in aggregate at least 26% of our means of control, and that our Israeli founding shareholders or their approved substitutes (from among the founding shareholders and their approved substitutes) hold at least 5% of our means of control. See “Item 4B.12f Our Mobile Telephone License.”

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

7B.3          TRANSACTIONS WITH PHI

Pursuant to the Network Sharing Agreement between the Company and the limited partnership PHI, the Company has transactions during the normal course of business with PHI. See "Item 4B.8a Overview- cellular network sharing", "Item 5B.4 Total net financial debt " and also note 26(d) to the consolidated financial statements.

7C.          Interests of Experts and Counsel

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

8A.          Consolidated Financial Statements and Other Financial Information

Audited financial statements for the three fiscal years ended December 31, 2017, are included under “Item 18. Financial Statements.”

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

We have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure and consumer claims regarding, for example, our tariff plans and billing methods, which may result in civil liabilities or criminal penalties against us or our officers and directors. Plaintiffs in some of these proceedings have successfully sought or are seeking certification as class actions. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of counsel and on the Company’s estimate of the probable settlement amounts that are expected to be incurred, if such settlements are agreed by both parties. See note 20 to the consolidated financial statements for further information regarding litigation and proceedings of which we are currently aware. See also “Item 3D.2p We are exposed to, and currently engaged in, a variety of legal proceedings, including requests to approve lawsuits as class actions related primarily to our network infrastructure and consumer claims.”

The litigations described below involve claims for which requests for certification as class actions were filed and which specify an amount of damages, and which we consider may have a potentially material effect on the Company. The total amount of pending claims (claims which have not been dismissed by the Court or settled) made by plaintiffs in the litigations described below is NIS 2.18 billion.

1.
On September 7, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company unlawfully charges its customers for services of various content providers, which are sent through text messages (SMS). The total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 405 million. The claim was certified as a class action in December 2016. In February 2017, the plaintiffs filed an appeal to the Supreme Court, regarding the definition of the group of customers. Partner estimates that even if the claim will be decided in favor of the approved group of customers (as defined by the District Court), the damages that Partner will be required to pay for, will be immaterial.

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

3.
On November 12, 2015, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner required their customers to purchase a router and/or a call adaptor and/or terminal equipment as a condition for using its fixed-line telephony services, an action which would not be in accordance with the provisions of its licenses. The total amount claimed against Partner is estimated by the plaintiff to be approximately NIS 116 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

4.
On November 12, 2015, a claim and a motion to certify the claim as a class action were filed against 012 Smile. The claim alleges that 012 Smile required their customers to purchase a router and/or a call adaptor and/or terminal equipment as a condition for using its fixed-line telephony services, an action which would not be in accordance with the provisions of its licenses. The total amount claimed against 012 Smile is estimated by the plaintiff to be approximately NIS 64 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

5.
On January 4, 2016, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner charges its customers the full price of telecommunication packages that are intended for use abroad despite the fact that the packages are not fully utilized and does not allow customers to transfer the balance to the next trip abroad or to receive a credit for the balance. The total amount claimed against Partner is estimated by the plaintiff to be approximately NIS 234 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

6.
On April 2, 2017, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges among others, that Partner overcharges its customers without their consent for services that they did not order and does not respond to customers that apply in writing regarding the overcharge contrary to its license. The total amount claimed against Partner is estimated by the plaintiff to be approximately NIS 60 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

7.
On October 24, 2017, a claim and a motion to certify the claim as a class action were filed against the Company and another cellular operator. The claim alleges that Partner harms the privacy of its customers by unlawfully using their location data. The total amount claimed against Partner is estimated by the plaintiff to be approximately NIS 1 billion. The claim is still in its preliminary stage of the motion to be certified as a class action.

With respect to the following claims which totaled an amount of NIS 843 million, claims totaling NIS 250 million have been dismissed. With regards to the remaining claims, the Company has reached settlement agreements (as noted below, some settlement agreements are still subject to Court approval) and the Company does not believe that they will have a material adverse effect on the Company individually or in the aggregate.

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

2.
On November 13, 2013, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleged that the Company increased tariffs for its customers not in accordance with their agreements. The total amount claimed from Partner was estimated by the plaintiff to be NIS 150 million. The parties filed a settlement agreement in October 2015 which was approved by the Court in November 2017.

3.
On March 24, 2014, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleged that the Company did not include in the severance pay calculation for its employees various components that constitute an addition to the salary for the severance pay calculation and thereby acted unlawfully.  The total amount claimed from Partner was estimated by the plaintiff to be approximately NIS 100 million. In November 2015, the plaintiff filed an amended claim and a motion to certify the claim as a class action. In November 2017, the parties filed a revised settlement agreement and waiting for the Court's decision.

4.
On September 7, 2015, a claim and a motion to certify the claim as a class action were filed against the Company and 012 Smile. The claim alleges that Partner and 012 Smile overcharge its customers according to a special tariff for overseas call destinations that are defined by the Company as special tariff destinations despite the fact that they are fixed-line destinations. The total amount claimed against Partner and 012 Smile if the lawsuit is certified as a class action was not stated by the plaintiff. In April 2017, the parties filed an agreed upon withdrawal request which was approved by the Court.

5.
On September 11, 2016, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner automatically charges its customers that use the maximum volume of their data packages, for additional data volume, without their consent. The total amount claimed against Partner is estimated by the plaintiff to be approximately NIS 250 million. In August 2017, the Court dismissed the claim.

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

3.
On May 6, 2015, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges, that Partner discriminated between its cellular customers, including between new customers and existing customers, by offering the same type of customers, different terms, an action which would not be in accordance with the provisions of its license. The plaintiff noted that it cannot estimate the total amount claimed in the lawsuit, if the lawsuit is certified as a class action. The claim is still in its preliminary stage of the motion to be certified as a class action.

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

9.
On September 19, 2017, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner breaches its license with respect to coordination of technician visits for internet malfunction repairs. The plaintiff noted that it cannot estimate the total amount claimed in the lawsuit, should the lawsuit be certified as a class action. The claim is still in its preliminary stage of the motion to be certified as a class action.

With respect to the following claims, we have begun to assess the risk involved for the Company but at this stage in our analysis we are unable to evaluate, with any degree of certainty, the probability of success of the lawsuit or the range of potential exposure, if any.

1.
On April 25, 2017, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner misled its customers with respect to certain cellular plans that were represented as including international call minutes while in fact Partner charged its customers that joined these plans for international calls. The plaintiff noted that it cannot estimate the total amount claimed in the lawsuit, should the lawsuit be certified as a class action. The claim is still in its preliminary stage of the motion to be certified as a class action.

2.
On September 24, 2017, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner's infrastructure does not support data speeds that the Company publishes to its customers. The plaintiff noted that it cannot estimate the total amount claimed in the lawsuit, should the lawsuit be certified as a class action. The claim is still in its preliminary stage of the motion to be certified as a class action.

During 2017, no new criminal proceedings were brought against us concerning the erection of network sites without building permits. As of December 31, 2017, two criminal proceedings were pending against us concerning the erection of network sites without building permits, none of which was pending against our officers and directors. We are currently negotiating with the relevant local authorities to reach a settlement regarding the relocation of affected sites or obtaining building permits for those sites. Settlements of previous criminal proceedings brought against us resulted in Partner, but not its officers or directors, admitting guilt and paying a fine, and also resulted in the imposition of demolition orders for the relevant sites, the execution of which have been stayed for a period of time to allow us to obtain the necessary permits or to relocate the relevant network site.

8A.2          DIVIDEND DISTRIBUTION POLICY

Our Articles of Association allow for our Board of Directors to approve all future dividend distributions, without the need for shareholder approval, subject to the provisions governing dividends under the Israeli Companies Law.

The Board of Directors resolved on September 19, 2012, to assess dividend distributions (and their scope) from time to time, by reference to, among other factors, the Company’s cash flow, profitability, debt level, debt coverage ratios and the business environment in general. For the years ended December 31, 2015, 2016 and 2017, no dividend was declared by the Company. For risks relating to future payments of dividends see “Item 3D.2v Based on a decision of the Board of Directors in 2012, dividend distributions are assessed from time to time on the basis of various factors. There can be no assurance that dividends will be declared or, if they are, at what level. No dividends have been distributed since 2013.

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

8B.          Changes

No significant change has occurred since December 31, 2017, except as otherwise disclosed in this annual report. See also “Item 5D.2 Outlook”.

ITEM 9.          THE OFFER AND LISTING

9A.          Offer and Listing Details

Our capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange under the symbol “PTNR”. American Depositary Shares (“ADSs”), each representing one of the Company’s ordinary shares, are quoted on the NASDAQ Global Select Market under the symbol “PTNR”. The ADSs are evidenced by American Depositary Receipts (“ADRs”). Citibank serves as our depositary for ADSs.

The tables below set forth, for the periods indicated, the reported high and low closing quotations, not adjusted for dividends, based on information supplied by the National Association of Securities Dealers, Inc., and information supplied by the Tel Aviv Stock Exchange.

	NASDAQ		Tel Aviv Stock Exchange
	($ per ADS)		(NIS per ordinary share)
	High	Low	High	Low

2013	9.75	5.46	35.00	20.30

2014	9.57	5.05	33.10	20.14

2015	5.00	2.18	19.65	8.50
2016
First Quarter	4.84	4.07	19.16	16.20
Second Quarter	5.48	4.03	20.80	15.90
Third Quarter	5.02	4.44	19.66	17.14
Fourth Quarter	5.08	4.33	19.50	16.94

2017
First Quarter	6.28	5.09	23.67	18.44
Second Quarter	5.74	4.72	20.35	17.48
Third Quarter	5.49	4.71	19.57	17.10
Fourth Quarter	6.24	5.02	22.15	17.96

September 2017	5.49	4.87	19.57	17.90
October 2017	5.37	5.03	19.26	18.15
November 2017	5.89	5.02	21.17	17.96
December 2017	6.24	5.60	22.15	20.68
January 2018	6.60	5.60	22.67	19.35
February 2018	5.67	5.10	19.48	17.87
March 2018 (through March 27)	5.24	4.60	18.05	16.40

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

10B.3        RIGHTS ATTACHED TO SHARES

Our registered share capital consists of a single class of 235 million ordinary shares, par value NIS 0.01 per share, of which 171,095,739 ordinary shares were issued and 171,095,739 were issued and outstanding as of March 1, 2018. All outstanding ordinary shares are validly issued and registered. The rights attached to our ordinary shares are described below.

Dividend Rights

Holders of ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The Board of Directors may propose and approve distribution of a dividend with respect to any fiscal year or quarter only out of profits, subject to the provisions of the Israeli Companies Law. See “Item 10E Taxation.”

Shares which are treated as dormant under section 44.6 of our Articles of Association (under circumstances relating to compliance with our license) retain the rights to receive dividends or other distributions to shareholders, and to participate in rights offerings, but no other rights. See “Item 4B.12f Our Mobile Telephone License”.

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

Limitations on Ownership and Control

Ownership and control of our ordinary shares are limited by the terms of our licenses and our Articles of Association. See “Item 4B.12f Our Mobile Telephone License-License Conditions” and “Revoking, limiting or altering our license.”

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

10B.6        LIMITATIONS ON THE RIGHTS TO OWN OUR SECURITIES

For limitations on the rights to own our securities see “Item 4B.12f Our Mobile Telephone License– License Conditions,” “ – Our Permit Regarding Cross Ownership” and “Item 10B.3 Rights Attached to Shares – Limitations on Ownership and Control.”

10B.7        LIMITATIONS ON CHANGE IN CONTROL AND DISCLOSURE DUTIES

For limitations on change in control see “Item 4B.12f Our Mobile Telephone License– License Conditions” and “– Our Permit Regarding Cross Ownership”.

10B.8        CHANGES IN OUR SHARE CAPITAL

Changes in our share capital are subject to the approval of the shareholders at a general meeting of shareholders by a special majority of 75% of the votes of shareholders participating and voting in the general meeting of shareholders.

10B.9        OUR LICENSE PREVAILS IN CASE OF AN INCONSISTENCY

If any article of our Articles of Association is found to be inconsistent with the terms of our mobile telephone license granted by the Ministry of Communications (see “Item 4B.12f Our Mobile Telephone License”) or of any other telecommunications license we hold, the provisions of such Article shall be deemed null and void.

10C.        Material Contracts

Network sharing agreement. In April 2015, the Ministry of Communications approved the 15- year Network Sharing Agreement that we entered into with HOT Mobile. Pursuant to the Network Sharing Agreement, the parties created a 50-50 limited partnership, the purpose of which is to operate and develop a cellular network to be shared by both parties, starting with a pooling of both parties’ radio access network infrastructures to create a single shared radio access network. The limited partnership began operations in August 2015. See “Item 4B.8 OUR NETWORK”.

Right of Use Agreement with HOT Mobile. Partner and HOT Mobile entered into a Right of Use agreement, which took effect on November 8, 2013, and was valid until April 1, 2016. Under the Right of Use agreement, Partner provided services to HOT Mobile in the form of a right of use of Partner’s radio cellular network. According to the Right of Use agreement, HOT Mobile paid Partner fixed base payments with additional variable payments based, among other things, on traffic volume exceeding a defined threshold. See “Item 4B.8 OUR NETWORK”.

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

Registration Rights Agreement. We have entered into registration rights agreements with S.B. Israel Telecom, our principal shareholder, in which we granted our principal shareholders the right to require us to register ordinary shares held by them under the US Securities Act. See “Item 7B.2 REGISTRATION RIGHTS”.

Network upgrade and deployment of fourth generation network. On October 25, 2010, we entered into an agreement with Ericsson for the upgrade of our existing networks and the deployment of our fourth generation network in Israel for an initial term that ended at the end of 2014. We extended the initial period by an additional period of one year for the provision of support and maintenance services until the end of 2015 and again until the end of 2016 and we have ordered maintenance services for the years 2017 and 2018. See "Item 4B.8g Suppliers" and “Item 5A.1g Agreement for the Upgrade of Our Existing Networks and the Deployment of Fourth Generation Network in Israel”.

TI Sparkle Israel (formerlyMed Nautilus) Agreement. We have an agreement with TI Sparkle for the provision of international capacity services through submarine infrastructure, which connects countries bordering the Mediterranean Sea to all major Western European countries and from there to the rest of the world until 2023 with an option to extend the agreement until 2030.

10D.        Exchange Controls

There are no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us and our wholly-owned subsidiaries, except or otherwise as set forth under “Item 10E Taxation.”

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

Israeli Tax Reforms

 The “Tax Burden Distribution Law” legislation amendments (2011) that were published in December 2011, which became effective on January 1, 2012, abolished the reduction of income tax rates for corporations and individuals and increased, amongst other things, the corporate tax rate and the tax rates on individual’s dividend income. On July 27, 2013 following the Tax Burden Distribution Law, the Israeli Parliament approved The Law For the Change in National Priorities (Legislation Amendment to Achieving Budget Goals for years 2013 and 2014), 2013 (the “2013 Amendment”). On January 4, 2016, the Israeli Parliament approved an amendment for the Israeli tax Ordinance (Number 216), according to which corporate tax rate will be updated for 2016 (the “2016 Amendment”). On December 29, 2016, the Israeli Parliament passed the Israeli Economic Recuperation Law (legislated amendments to achieve implementation of the Economic Policy for the budget years 2017-2018), which, amongst other things, reduced the regular corporate tax rate, and changed the requirement regarding surplus tax.

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income (including capital gains). In general, the regular corporate tax rate in Israel for 2014 and 2015 was 26.5%, for 2016 was 25% and for 2017 was 24%. The regular corporate tax rate for 2018 and thereafter will be reduced further to 23%.

Tax on Capital Gains of Shareholders

•
General. Israeli law generally imposes a capital gains tax on the sale of capital assets by residents of Israel as defined for Israeli tax purposes, and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of our Shares by some of our shareholders (see discussion below). The Israeli Income Tax Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus”. Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the CPI between the date of purchase and the date of sale. In 2017, the real capital gain accrued on the sale of our Shares was generally taxed at a rate of 24% for corporations (26.5% for 2014 and 2015, 25% for 2016, 24% for 2017 and 23% for 2018 and thereafter) and a rate of up to 25% for individuals. Additionally, if such individual shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale (i.e., if such individual shareholder holds directly or indirectly, along with others, at least 10% of any means of control in the company, including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director), the tax rate will be up to 30%.

However, the foregoing tax rates will not apply to (i) dealers in securities; and (ii) shareholders who have acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Inflationary surplus that accrued after December 31, 1993, is exempt from tax.

Generally, a semi-annual detailed return, including a computation of the tax due should be submitted to the Israeli Tax Authorities and a tax advance amounting to the tax liability arising from the capital gain is payable. At the sale of traded securities, the aforementioned detailed return may not be submitted and the tax advance should not be paid, if all tax due was withheld at source according to applicable provisions of the Israeli Tax Ordinance and regulations promulgated thereunder.

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

Please note that an individual Israeli tax resident may be required to pay up to 47% (from 2017 and thereafter) on his yearly taxable income, subject to certain exceptions. In addition, as of January 1, 2013, an individual Israeli tax resident is required to pay an additional tax at the rate of 2% on his yearly taxable combined income from any source exceeding NIS 810,720 for 2015 and 2016. From 2017 the additional tax rate is 3% from an amount exceeding NIS 639,996.

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

Non-residents of Israel (both individuals and corporations) are subject to income tax on income accrued or derived from sources in Israel, including dividends from Israeli corporations. The distribution of dividend income, other than bonus shares (stock dividends), to non-residents of Israel will generally be subject to income tax at a rate of 25% (or 30% for a shareholder that is considered a Significant Shareholder (as defined above) at any time during the 12-month period preceding such distribution), unless a lower rate is stipulated by a double tax treaty between the State of Israel and the shareholder’s country of residence. In addition, an additional tax at a rate of 3% may be imposed upon individual shareholders whose annual income from all sources that are taxable in Israel exceed a certain amount.

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

For US federal income tax purposes, US holders of ADRs will be treated as owners of the ADSs evidenced by the ADRs and the Shares represented by the ADSs. Furthermore, deposits or withdrawals by a US holder of Shares for ADSs, or of ADSs for Shares, will not be subject to US federal income tax. The statement of US federal income tax law set forth below assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.US holders should review the summary above under “Israeli Tax Considerations” and “Taxation of Residents of the United States under the US Treaty” for a discussion of the Israeli taxes which may be applicable to them.

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

The amount of any distribution paid in NIS, including the amount of any Israeli withholding tax thereon, will be included in the gross income of a US holder of Shares in an amount equal to the US dollar value of the NIS calculated by reference to the spot rate of exchange in effect on the date the distribution is received by the US holder or, in the case of ADSs, by the Depositary. If a US holder converts dividends paid in NIS into US dollars on the day such dividends are received, the US holder generally should not be required to recognize foreign currency gain or loss with respect to such conversion. If the NIS received in the distribution are not converted into US dollars on the date of receipt, any foreign currency gain or loss recognized upon a subsequent conversion or other disposition of the NIS will be treated as US source ordinary income or loss. Special rules govern and special elections are available to accrual method taxpayers to determine the US dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are urged to consult their own tax advisors regarding the requirements and the elections applicable in this regard. Dividends paid with respect to Shares may be subject to rules applicable where US persons own or are treated as owning 50% or more (by vote or value) of a foreign corporation, and such rules could adversely affect the US shareholders’ ability to use US foreign tax credits.

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

Sale, Exchange or Other Taxable Disposition

Upon the sale, exchange or other taxable disposition of Shares or ADSs, a US holder generally will recognize capital gain or loss equal to the difference between the US dollar value of the amount realized on the sale, exchange or other taxable disposition and the US holder’s adjusted tax basis, determined in US dollars, in the Shares or ADSs. Any gain or loss recognized upon the sale, exchange or other taxable disposition of the Shares or ADSs will be treated as long-term capital gain or loss if, at the time of the sale, exchange or other taxable disposition, the holding period of the Shares or ADSs exceeds one year. In the case of individual US holders, capital gains generally are subject to US federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses by a US holder is subject to significant limitations. US holders should consult their own tax advisors in this regard.

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

Passive Foreign Investment Company Rules

A non-US corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if (i) at least 75% of its gross income consists of passive income, (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person) and gains on the disposition of certain minority interests or (ii) at least 50% of the average value of its assets consist of assets that produce or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2017. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our Shares, ADSs and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences. These consequences may include having the gains that are realized on the disposition of Shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges with respect to certain dividends and gains and on the sale or other disposition of the Shares or ADSs. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above). In addition, if a US holder holds Shares or ADSs in any year in which we are treated as a PFIC, such US holder will be subject to additional tax form filing and reporting requirements.

Application of the PFIC rules is complex. US holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership of our Shares or ADSs.

Information Reporting and Backup Withholding

Dividend payments with respect to Shares or ADSs and proceeds from the sale, exchange or other disposition of Shares or ADSs may be subject to information reporting to the Internal Revenue Service (the “IRS”) and possible US backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN or IRS W-8BEN-E) in connection with payments received in the United States or through certain US-related financial intermediaries.

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

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

11A.        General

We are exposed to market risk, including movements in foreign currency exchange and inflation-indexed interest rates. We do not enter into any derivative transactions to hedge underlying exposure to foreign currencies. As a matter of policy, we do not enter into transactions of a speculative or trading nature. Interest rate and foreign exchange exposures are monitored by tracking actual and projected commitments and through the use of sensitivity analysis.

We have liabilities in NIS linked to the CPI and in foreign currencies. The following table provides information derived from the financial statements about these liabilities as of December 31, 2016 and 2017.

Non-Derivative Instruments

	As of December 31, (NIS equivalent in millions, except percentages)
	2016		2017
	Fair Value	Book Value	Fair Value	Book Value

NIS-denominated debt linked to the CPI (1)

Long-term fixed Notes payable series C due 2018	440	423	219	213
Weighted average interest rate payable		3.35%		3.35%
Long-term borrowing bearing fixed interest	199	197
Weighted average interest rate payable		3.42%
Other payables (2)	*	*	*	*

NIS-denominated debt not linked to the CPI
Long-term variable interest Notes payable series D due 2021	548	543	443	435
Weighted average interest rate payable		1.30%		1.33%
Long-term fixed Notes payable series E due 2017	127	121
Weighted average interest rate payable		5.5%
Long-term fixed Notes payable series F due 2024			659	650
Weighted average interest rate payable				2.16%
Long-term borrowing bearing variable interest (2)	152	152
Weighted average interest rate payable		1.6%
Long-term borrowing bearing fixed interest	162	150
Weighted average interest rate payable		5.7%
Long-term borrowing bearing fixed interest	195	200
Weighted average interest rate payable		3%
Long-term borrowing bearing fixed interest	182	182
Weighted average interest rate payable		3%
Long-term borrowing bearing fixed interest	76	76	75	75
Weighted average interest rate payable		3.71%		3.71%
Long-term borrowing bearing fixed interest	204	200	200	200
Weighted average interest rate payable		4.25%		4.25%
Long-term borrowing bearing fixed interest	201	200
Weighted average interest rate payable		3.884%
Long-term borrowing bearing fixed interest	260	250
Weighted average interest rate payable		4.95%
Long-term borrowing bearing fixed interest			110	100
Weighted average interest rate payable				4.34%
Long-term borrowing bearing fixed interest			125	125
Weighted average interest rate payable				2.38%
Long-term borrowing bearing fixed interest			125	125
Weighted average interest rate payable				2.5%
Trade payables and others (2)	630	630	721	721

Debt denominated in foreign currencies (2)

Trade payables denominated in USD	132	132	143	143

Trade payables denominated in other foreign currencies (mainly Euro)	19	19	32	32
Total	3,527	3,475	2,852	2,819

(*) Representing an amount of less than NIS 1 million

(1)	Amounts due for payment of principal and interest are adjusted according to the CPI. See “Item 5B Liquidity and Capital Resources”.

(2)	Book value approximates fair value.

11B.          Foreign Exchange and Inflation

Substantially all of our revenues and a majority of our operating expenses are denominated in NIS. However, in 2017, approximately one fifth of our operating expenses were linked or denominated to non-NIS currencies, mainly the US dollar. These expenses related mainly to the acquisition of handsets and other equipment where the price paid by us is based on various foreign currencies, mainly the US dollar. We do not enter into derivative transactions and thus we are exposed to the aforementioned foreign currency fluctuations. We do not hold or issue derivative financial instruments for trading purposes. In addition, a substantial amount of our capital expenditures are incurred in, or linked to, non-NIS currencies, mainly the US dollar. See note 6 to the consolidated financial statements for description of the market risks.

Our Note payable series C in a total principal amount of NIS 213 million as of December 31, 2017, are currently in NIS and are linked to the CPI. In addition, some of our operating leases are linked to the CPI. We may not be able to raise our tariffs pursuant to our license in a manner that would fully compensate for a significant increase in the CPI. Therefore, a significant increase in the rate of inflation may also have a material adverse impact upon us by increasing our finance expenses without an offsetting increase in revenue. In 2017, the CPI effective as of December 31, 2017, increased 0.3%, compared to the CPI effective as of December 31, 2016, causing expenses of  NIS 4 million in our finance costs, net, compared to a decrease of 0.3% in 2016, which caused income of NIS 2 million in finance costs, net. See note 24 to the consolidated financial statements.

Sensitivity analysis

A change of the CPI as at December 31, 2017, would increase (decrease) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels in millions
December 31, 2017
Increase in the CPI of	2%	(3)	(3)
Decrease in the CPI of	(2)%	3	3

A change of the USD exchange rate as at December 31, 2017, would increase (decrease) equity and profit in 2017 by the amounts shown below as regards assets and liabilities as of December 31, 2017, and expected capital expenditure purchases in 2018. The analysis below does not take into account the effect of any change in USD with respect to possible future commitments and other future expected purchases in US dollars, since the Company believes that it will be able to adjust NIS prices for goods and services it sells in the Israeli market to reflect any significant increases in cost resulting from changes in the NIS-USD exchange rate. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels in millions
December 31, 2017
Increase in the USD of	10%	(8)	(8)
Decrease in the USD of	(10)%	8	8

11C.        Interest rates

Since one of our notes payable bear variable interest rate, changes in interest rates cause cash flow risks. As of December 31, 2017, our Notes payable series D in a principal amount of NIS 435 million bear variable rates of interest.

Sensitivity analysis

An increase (decrease) of 1% interest rates during 2017 in respect of our notes payable and non-current borrowing bearing variable interest would have resulted in an annual increase (decrease) in interest expenses (income) of NIS 5 million. This analysis assumes that all other variables remain constant.

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

Amounts received from the Depository

During 2017, the Company received from Citibank payments in the amount of approximately $391,397.

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.          CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2017. Disclosure controls and procedures means controls and other procedures designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures in place as of December 31, 2017, were effective.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017, based on the framework for Internal Control-Integrated Framework (2013) set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.

Our internal control over financial reporting as of December 31, 2017, has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, as stated in their report which is included under Item 18.

(c) Attestation report of the registered public accounting firm. The attestation report of Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, regarding the Company’s internal control over financial reporting is included under Item 18.

(d) Changes in Internal Control Over Financial Reporting. During the year ended December 31, 2017, we changed our internal control over financial reporting to include internal controls related to the adoption of IFRS 15, for which we added controls for the calculations of contract costs capitalization and amortization, as well as the allocation of transaction price of contracts with customers to performance obligations based on their relative stand-alone selling prices and revenue recognition. There were no other changes in our internal control over financial reporting that occurred during the  year ended December 31, 2017, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, our independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), have served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2017, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by PwC to Partner in 2016 and 2017.

	2016	2017
	(NIS thousands)	(NIS thousands)

Audit Fees (1)	2,251	2,483
Audit-related Fees (2)	349	402
Tax Fees (3)	551	585
TOTAL	3,151	3,470

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

ITEM 18.          FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report.

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-3 - F-4
CONSOLIDATED FINANCIAL STATEMENTS:
Statements of Financial Position	F-5 - F-6
Statements of Income	F-7
Statements of Comprehensive Income	F-8
Statements of Changes in Equity	F-9
Statements of Cash Flows	F-10 - F-11
Notes to financial statements	F-12 - F-87

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

Exhibit No.	Description

1.1	Articles of Association last updated and approved on September 28, 2016 (incorporated by reference to Annex D from the Company’s Report on Form 6-K filed on August 17, 2016)
**1.2	Partner’s Certificate of Incorporation
**1.3	Partner’s Memorandum of Association
**2.(a).1	Form of Share Certificate
^^2.(a).2	[Reserved]
^^^^2.(a)3	Amended and Restated Deposit Agreement Between Partner and Citibank N.A.
^2.(b).1	[Reserved]
>>>>2.(b).2	[Reserved]
>>>>2.(b).3	[Reserved]
^4.(a).1	Restatement of the Relationship Agreement dated April 20, 2005
>>>>4.(a).1.1	[Reserved]
+>>4.(a).1.2	Letter of Undertaking by which S.B. Israel Telecom entered into the Restated Relationship Agreement with the Company, January 29, 2013
++**4.(a).2	Integrated version of the General License for the Provision of Mobile Radio Telephone Services using the Cellular Method (MRT) in Israel issued by the Ministry of Communications on April 8, 1998.
++**4.(a).2.1	General Unified License of Partner Land-Line Communication Solutions Limited Partnership dated February 11, 2016 as amended through January 11, 2017.
**4.(a).4	[Reserved]
+>4.(a).4.1	[Reserved]
4.(a).4.2	[Reserved]
**4.(a).5	Brand Support/Technology Transfer Agreement dated July 18, 1999
**4.(a).6	Agreement with Ericsson Radio Systems AB dated May 28, 1998
#++4.(a).7	Agreement with LM Ericsson Israel Ltd. dated November 25, 2002
**4.(a).9	Lease Agreement with Mivnei Taasia dated July 2, 1998
^^^4.(a).13	Asset Purchase Agreement with Med-1 dated as of January 22, 2006
4.(a).14-60	[Reserved]
+++4.(a).65	[Reserved]
#>>4.(a).67	Swap Agreement with LM Ericsson Israel Ltd. dated December 20, 2007
4.(a).68	[Reserved]
>>>>4.(a).69	[Reserved]
4.(a).70	[Reserved]
4.(a).71	[Reserved]
>>>>>4.(a) 72	012 Smile Share Purchase Agreement
>>>>>4.(a) 73	English translation of the original Hebrew language 012 Smile Credit Facility, dated January 31, 2010
4.(a).74-97	[Reserved]
#>>>>4.(b).1	Addendum to Lease Agreements from November 1, 2002 and Lease Agreements in Beit Ofek
>>>>4.(b).2	[Reserved]
+>>>4.(b).3	Registration Rights Agreement with S.B. Israel Telecom Ltd.

+>>6.	See note 2x to the consolidated financial statements for information explaining how earnings (loss) per share information was calculated.
8.	List of Subsidiaries (see “Item 4C – Organizational Structure”).
10.1	Consent of Kesselman & Kesselman
10.2	Consent of Giza Singer Even Ltd.
10.3	Consent of BDO Ziv Haft Consulting &Management Ltd.
12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
+>>>>>15.(a).1	Amended and Restated 2004 Equity Incentive Plan as approved by the Board of Directors on March 13, 2016
++**15.(b).1	Compensation Policy adopted on September 28, 2016 (incorporated by reference to Annex G from the Company’s Report on Form 6-K filed on August 17, 2016)

**	Incorporated by reference to our registration statement on Form F-1 (No. 333-10992).
++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002.
+++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003.
^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004.
^^	Incorporated by reference to our registration statement on Form F-6 (No. 333-132680).
^^^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005.
^^^^	Incorporated by reference to our registration statement on Form F-6 (No. 333-177621).
>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2006.
>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2007.
>>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2009.
>>>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2010.
+>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2011.
+>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2012.
+>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2013.
+>>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2014.
+>>>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2015.
++**	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2016
#	Confidential treatment requested.

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

Partner Communications Company Ltd.

By: /s/ Isaac Benbenisti
Isaac Benbenisti
Chief Executive Officer

March 29, 2018

By: /s/ Tamir Amar
Tamir Amar
Chief Financial Officer

March 29, 2018

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2017 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2017 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in millions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders of
PARTNER COMMUNICATIONS COMPANY LTD.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Partner Communications Company Ltd. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017,  based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2(n) to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers in 2017.

Basis for Opinions

The Company's management and board of directors are responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in "Management’s Report on Internal Control over Financial Reporting" appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
March 28, 2018

We have served as the Company’s auditor since 1998.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2016	2017*	2017*
	Note	In millions
CURRENT ASSETS
Cash and cash equivalents		716	867	250
Short-term deposits		452	150	43
Trade receivables	7	990	808	233
Other receivables and prepaid expenses		57	48	14
Deferred expenses – right of use	12	28	43	12
Inventories	8	96	93	27
		2,339	2,009	579

NON CURRENT ASSETS
Trade receivables	7	333	232	68
Prepaid expenses and other		2	5	1
Deferred expenses – right of use	12	75	133	38
Property and equipment	10	1,207	1,180	340
Intangible and other assets	11	793	697	201
Goodwill	13	407	407	117
Deferred income tax asset	25	41	55	17
		2,858	2,709	782

TOTAL ASSETS		5,197	4,718	1,361

* See Note 2(n) regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

The financial statements were authorized for issue by the board of directors on March 28, 2018.

Isaac Benbenishti	Tamir Amar	Barry Ben-Zeev (Woolfson)
Chief Executive Officer	Chief Financial Officer	Director

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2016	2017***	2017***
	Note	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	6,15	498	705	203
Trade payables		681	787	227
Payables in respect of employees		101	91	26
Other payables (mainly institutions)		28	31	9
Income tax payable		45	50	14
Deferred income with respect to settlement
agreement with Orange	18	108
Deferred revenues from HOT mobile	9,22	31	31	9
Other deferred revenues	22	38	41	12
Provisions	14	77	75	22
		1,607	1,811	522

NON CURRENT LIABILITIES
Notes payable	6,15	646	975	281
Borrowings from banks and others	6,15	1,550	243	69
Liability for employee rights upon retirement, net	16	39	40	12
Dismantling and restoring sites obligation	14	35	27	9
Deferred revenues from HOT mobile	9,22	195	164	47
Other non-current liabilities	14,22	14	24	7
		2,479	1,473	425

TOTAL LIABILITIES		4,086	3,284	947

EQUITY	21
Share capital – ordinary shares of NIS 0.01 par value:
authorized – December 31, 2016 and 2017 – 235,000,000
shares; issued and outstanding -		2	2	1
December 31, 2016 – *156,993,337 shares
December 31, 2017 – *168,243,913 shares
Capital surplus		1,034	1,164	336
Accumulated retained earnings		358	491	142
Treasury shares, at cost –
December 31, 2016 – **3,603,578 shares
December 31, 2017 – **2,850,472 shares		(283)	(223)	(65)
TOTAL EQUITY		1,111	1,434	414
TOTAL LIABILITIES AND EQUITY		5,197	4,718	1,361

*	Net of treasury shares.
**	Including shares held by trustee under the Company's Equity Incentive Plan, see note 21(a), such shares will become outstanding upon completion of vesting conditions, see note 21(b)
***	See Note 2(n) regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF INCOME

					Convenience
					translation
					into U.S. dollars
		New Israeli Shekels			(note 2b3)
		Year ended December 31
		2015	2016	2017*	2017*
	Note	In millions (except earnings per share)
Revenues, net	5, 22	4,111	3,544	3,268	943
Cost of revenues	5, 22	3,472	2,924	2,627	758
Gross profit		639	620	641	185

Selling and marketing expenses	22	417	426	269	78
General and administrative expenses	22	223	263	196	56
Income with respect to settlement
agreement with Orange	18	61	217	108	31
Other income, net	23	47	45	31	9
Operating profit		107	193	315	91
Finance income	24	13	13	4	1
Finance expenses	24	156	118	184	53
Finance costs, net	24	143	105	180	52
Profit (loss) before income tax		(36)	88	135	39
Income tax expenses	25	4	36	21	6
Profit (loss) for the year		(40)	52	114	33

Earnings (loss) per share
Basic	27	(0.26)	0.33	0.70	0.20
Diluted	27	(0.26)	0.33	0.69	0.20

* See Note 2(n) regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31
		2015	2016	2017**	2017**
	Note	In millions
Profit (loss) for the year		(40)	52	114	33
Other comprehensive income (loss), items
that will not be reclassified to profit or loss
Remeasurements of post-employment benefit obligations	16	5	(8)	(2)	*
Income taxes relating to remeasurements of
post-employment benefit obligations	25	(1)	2	1	*
Other comprehensive income (loss)
for the year, net of income taxes		4	(6)	(1)	*

TOTAL COMPREHENSIVE INCOME
(LOSS) FOR THE YEAR		(36)	46	113	33

*   Representing an amount of less than 1 million.
** See Note 2(n) regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital
	Number of		Capital	Accumulated	Treasury
	Shares**	Amount	surplus	earnings	shares	Total
		I n m i l l i o n s
New Israeli Shekels:
BALANCE AT JANUARY 1, 2015	156,072,945	2	1,102	286	(351)	1,039

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2015
Total comprehensive loss for the year				(36)		(36)
Exercise of options and vesting of restricted shares granted to employees	14,511	*	*		*	*
Employee share-based compensation expenses				17		17
BALANCE AT DECEMBER 31, 2015	156,087,456	2	1,102	267	(351)	1,020

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2016
Total comprehensive income for the year				46		46
Exercise of options and vesting of restricted shares granted to employees	905,881	*	(68)		68	*
Employee share-based compensation expenses				45		45
BALANCE AT DECEMBER 31, 2016	156,993,337	2	1,034	358	(283)	1,111

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2017
Total comprehensive income for the year				113		113
Issuance of shares to shareholders (see note 21)	10,178,211	*	190 ***			190
Exercise of options and vesting of restricted shares granted to employees	1,072,365		(60)		60
Employee share-based compensation expenses		*		20		20
BALANCE AT DECEMBER 31, 2017	168,243,913	2	1,164	491	(223)	1,434

Convenience translation into U.S. Dollars (note 2b3):
BALANCE AT JANUARY 1, 2017	156,993,337	1	298	103	(82)	320
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2017
Total comprehensive income for the year				33		33
Issuance of shares to shareholders (see note 21)	10,178,211	*	55 ***			55
Exercise of options and vesting of restricted shares granted to employees	1,072,365		(17)		17
Employee share-based compensation expenses				6		6
BALANCE AT DECEMBER 31, 2017	168,243,913	1	336	142	(65)	414

*     Representing an amount of less than 1 million.
**   Net of treasury shares.
*** Net of issuance costs.

The accompanying notes are an integral part of the financial statements.

(Continued)–- 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31
		2015	2016	2017**	2017**
	Note	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)		955	975	1,002	288
Income tax paid		(33)	(30)	(29)	(8)
Net cash provided by operating activities		922	945	973	280
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment		(216)	(127)	(223)	(64)
Acquisition of intangible and other assets		(143)	(69)	(153)	(44)
Proceeds from (investment in) short-term deposits, net			(452)	302	87
Interest received	24	3	2	2	1
Proceeds from sale of property and equipment	23	1	7	*	*
Investment in PHI	9	(1)
Net cash used in investing activities		(356)	(639)	(72)	(20)

CASH FLOWS FROM FINANCING ACTIVITIES:
Share issuance	21			190	55
Proceeds from issuance of notes payable, net of issuance costs	15			650	187
Interest paid		(137)	(108)	(165)	(48)
Non-current borrowings received	6,15	675	250	350	101
Repayment of non-current borrowings	15	(533)	(15)	(1,332)	(384)
Repayment of notes payable	15	(308)	(643)	(443)	(128)
Net cash used in financing activities		(303)	(516)	(750)	(217)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		263	(210)	151	43

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		663	926	716	207

CASH AND CASH EQUIVALENTS AT END OF YEAR		926	716	867	250

*   Representing an amount of less than 1 million.
** See Note 2(n) regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

The accompanying notes are an integral part of the financial statements.

(Concluded) - 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplementary information

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31,
		2015	2016	2017**	2017**
	Note	In millions

Cash generated from operations:
Profit (loss) for the year		(40)	52	114	33

Adjustments for:
Depreciation and amortization (including impairment)	10, 11, 13	641	565	540	156
Amortization (including impairment) of deferred
expenses - Right of use	12, 13	112	30	40	12
Employee share based compensation expenses	21	17	45	20	6
Liability for employee rights upon retirement, net	16	(12)	(3)	(1)	*
Finance costs, net	24	(8)	1	(2)	(1)
Change in fair value of derivative financial instruments	6	(2)	*	*	*
Interest paid	24	137	108	165	47
Interest received	24	(3)	(2)	(2)	(1)
Deferred income taxes	25	(40)	10	(13)	(4)
Income tax paid	25	33	30	29	8
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	7	(183)	226	283	82
Other		(13)	(9)	6	2
Increase (decrease) in accounts payable and accruals:
Trade		(5)	(38)	69	20
Other payables		(12)	*	(3)	(1)
Provisions	14	19	*	(2)	(1)
Deferred income with respect to settlement
agreement with Orange	18	325	(217)	(108)	(31)
Deferred revenues from HOT mobile	9		227	(31)	(9)
Other deferred revenues		(6)	10	3	1
Increase in deferred expenses - Right of use	12	(34)	(80)	(113)	(33)
Current income tax	25	11	(4)	5	1
Decrease in inventories	8	18	24	3	1
Cash generated from operations:		955	975	1,002	288

*   Representing an amount of less than 1 million.
** See Note 2(n) regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

Supplementary information
At December 31, 2015, 2016 and 2017, trade and other payables include NIS 126 million, NIS 134 million and NIS 165 million ($48 million) (including NIS 8 million with respect to costs of obtaining contracts with customers), respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.
These balances are recognized in the cash flow statements upon payment.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

a.	Reporting entity

Partner Communications Company Ltd. ("the Company", "Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services) under the orange™ brand until February 15, 2016, and under the Partner brand thereafter, and cellular services also under the 012 Mobile brand. The Company is incorporated and domiciled in Israel and its principal executive office’s address is 8 Amal Street, Afeq Industrial Park, Rosh-Ha'ayin 48103, Israel.

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

On January 29, 2013, S.B. Israel Telecom Ltd., an affiliate of Saban Capital Group Inc., became the Company's principal shareholder.

These consolidated financial statements of the Company as of December 31, 2017, are comprised of the Company and its subsidiaries and consolidated partnerships (the "Group"). See the list of subsidiaries and consolidated partnerships and principles of consolidation in note 2(c)(1), see also 2(c)(2) with respect to investment in PHI.

The Group has early adopted IFRS 15, Revenues from contracts with customers, as from January 1, 2017. See note 2(n).

b.	Operating segments

The operating segments were determined based on the reports reviewed by the Chief Executive Officer (CEO) who is responsible for allocating resources and assessing performance of the operating segments, and therefore is the Chief Operating Decision Maker ("CODM"), and supported by budget and business plans structure, different regulations and licenses (see (d) below). The CEO considers the business from two operating segments, as follows (see also note 5):

(1)	Cellular segment:

The cellular segment includes basic cellular telephony services, text messaging, internet browsing and data transfer, content services, roaming services, and services provided to other operators that use the Company's cellular network. The two payment methods offered to our customers are pre-paid and post-paid. Pre-paid services are offered to customers that purchase credit in advance of service use. Post-paid services are offered to customers with bank and credit arrangements. Most of the post-paid cellular tariff plans are bundles which include unlimited volumes of calls time and text messaging (with fair use limits), as well as limited data packages. Cellular content and value-added services offered include multimedia messaging, cyber protection, cloud backup, ringtones, the Apple Music streaming service, and a range of advanced business services.
International roaming services abroad for the Company’s customers include airtime calls, text messaging and data services on networks with which the Company has a commercial roaming relationship. Partner also provides inbound roaming services to the customers of foreign operators with which the Company has a commercial roaming relationship.
Optional services such as equipment extended warranty plans and international calling plans are also provided for an additional monthly charge or included in specific tariff plans. We also provide cellular phone repair services for independent merchants.
In addition, the cellular segment includes wholesale cellular services provided to virtual operators who use the Partner cellular network to provide services to their customers.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

b.	Operating segments (continued)

(2)	Fixed-line segment

The fixed-line segment includes: (a) Internet services that provide access to the internet through both fiber optics and wholesale broadband access, ISP services and internet Value Added Services (“VAS”) such as cyber protection, anti-virus and anti-spam filtering; and fixed-line voice communication services provided through Voice Over Broadband (“VOB”); (b) For business customers, SIP voice trunks, Network Termination Point Services ("NTP") – under which the Group supplies, installs, operates and maintains endpoint network equipment and solutions, including providing and installing equipment and cabling within a subscriber's place of business or premises, hosting services, transmission services, Primary Rate Interface (“PRI”) and other fixed-line communications solution services; (c) International Long Distance services (“ILD”): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services; (d) Commencing in third quarter of 2017: Television services over the Internet ("TV").

The cellular segment and the fixed-line segment also include sales and leasing of telecommunications, audio visual and related devices: mainly cellular handsets, tablets (handheld computers), laptops, landline phones, modems, datacards, domestic routers, servers, smartboxes and related equipment, and a variety of digital audio visual equipment including televisions, digital cameras, games consoles, audio accessories and related equipment, and integration projects.

Each segment is divided into services and equipment revenues, and the related cost of revenues. The operating segments include the following measures: revenues, cost of revenues, operating profit (loss), and segment Adjusted EBITDA (see note 5(2)). The CODM does not examine assets or liabilities for the segments separately for the purposes of allocating resources and assessing performance of the operating segments and they are not therefore presented in note 5 segment information.

c.	Main recent regulatory developments

(1)
As part of the Economic Program Law for the years 2017-2018, that was published at the end of December 2016 it was determined, among others, that Bezeq and HOT Telecom will be required to allow other domestic operators including Partner, access to passive infrastructures. Following the enactment of this legislation, Bezeq has begun to partially observe its duty to provide access to its passive infrastructures and deployed several fiber optic cables for licensees using its own personnel.

In October 2017, the Ministry of Communications instructed Bezeq to comply with its existing policy and clarified that it must allow other domestic operators (including Partner) to deploy fiber optic cables with their own contractors (without the need for the use of Bezeq personnel).

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

The Group operates under the following licenses that were received from the Israeli Ministry of Communications ("MOC") and from the Israeli Civil Administration ("CA"):

	Type of services	Area of service	License owner	Granted by	Valid through	Guarantees made (NIS millions)
(1)	Cellular	Israel	Partner Communications Company Ltd.	MOC	Feb, 2022	80
(2)	Cellular	West Bank	Partner Communications Company Ltd.	CA	Feb, 2022	4
(3)	ISP	Israel	Partner Communications Company Ltd.	MOC	Mar, 2023
(4)	ISP	West Bank	Partner Communications Company Ltd.	CA	Mar, 2023
(5)	ISP	Israel	012 Smile Telecom Ltd.	MOC	Jun, 2020
(6)	ISP	West Bank	012 Smile Telecom Ltd.	CA	Jun, 2020
(7)	ILD(*)	Israel	012 Smile Telecom Ltd.	MOC	Dec, 2029	5
(8)	ILD(**)	West Bank	012 Smile Telecom Ltd.	CA	Dec, 2029	0.25
(9)	Fixed(*)	Israel	012 Telecom Ltd.	MOC	Dec, 2025	5
(10)	Fixed(**)	West Bank	012 Telecom Ltd.	CA	Dec, 2025	0.25
(11)	Fixed(*) (incl. ISP, ILD, NTP)	Israel	Partner Land-line Communication Solutions - Limited Partnership	MOC	Jan, 2027	5
(12)	Fixed(**) (incl. ISP, ILD, NTP)	West Bank	Partner Land-line Communication Solutions - Limited Partnership	CA	Jan, 2027	0.25
(13)	NTP	Israel	012 Smile Telecom Ltd.	MOC	Dec, 2020

The Group also has a trade license that regulates issues of servicing and trading of equipment, and a number of encryption licenses that permits dealing with means of encryption within the framework of providing radio telephone services to the public.

With respect to license (1), the Company is entitled to request an extension of the license for additional periods of six years, at the discretion of the MOC. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator.

(*)	In February 2016, these licenses were replaced by the MoC with a general-unified license. The term of the new license is similar to the term of the previous license.

(**)
In July 2016, these licenses were replaced with a general-unified license. The general conditions of the general-unified license granted by the MoC, generally apply to these licenses, subject to certain modifications.

As part of the unification of the Group’s licenses, in January 2018, the Group filed requests to terminate licenses (5),(6),(7),(8),(9),(10),(13).

Other licenses may be extended for various periods, at the discretion of the MOC or CA, respectively.

See also note 17(5) as to additional guarantees made to third parties.

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
The NIS figures at December 31, 2017 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2017 (USD 1 = NIS 3.467). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

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

See also note 26(d) for information about transactions and balances with respect to the investment in PHI – as a related party.

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

Changes in the obligation to dismantle and remove assets on sites and to restore the sites, on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any balance is recognized immediately in profit or loss, See (m)(2).

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Property and equipment is presented less accumulated depreciation, and accumulated impairment losses. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see (i)).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

e.	Property and equipment (continued)

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

years
Communications network:
Physical layer and infrastructure	10 - 25 (mainly 15, 10)
Other Communication network	3 - 15 (mainly 5, 10, 15)
Computers, software and hardware for information systems	3-10 (mainly 3-5)
Office furniture and equipment	7-15
Optic fibers and related assets	7-25 (mainly 20)
Subscribers equipment and installations	2 - 4
Property	25

Leasehold improvements are depreciated by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful life (5‑10 years) of the improvements, whichever is shorter.

See note 13(2) with respect of impairment charges in 2015.

f.	Licenses and other intangible assets

(1)	Licenses costs and amortization (see also note 1(d)):

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

Trade name was acquired in a business combination. In 2015, the Group decided to cease the usage of the "012 Smile" trade name in 2017.As a result the Group revised its expected useful life to end in 2017 as a change in accounting estimate. As a result the amortization expenses of the 012 Smile trade name increased by NIS 1 million, NIS 16 million, and NIS 6 million in 2015, 2016, 2017 respectively, see also notes 4(a)(2), and 13(2). As of December 31, 2017 the trade name was fully amortized.

(5)	Capitalization of contract costs according to IFRS15 (see note 2(n)):

According to IFRS 15 (see note 2(n)) incremental costs of obtaining contracts with customers are recognized as assets when the costs are incremental to obtaining the contracts, and it is probable that the Group will recover these costs, instead of recognizing these costs in the statement of income as incurred (mainly direct commissions paid to resellers and sales employees for sales and upgrades). The assets are amortized in accordance with the expected service period (mainly over 2-3 years), using the portfolio approach, see also note 4(a)(1). IFRS 15 also determines that direct costs of fulfilling a contract which the Group can specifically identify and which produce or improve the Group’s resources that are used for its future performance obligation (and it is probable that the Group will recover these costs) are recognized as assets (together: "contract costs"), see note 11. Contract costs that were recognized as assets are presented in the statements of cash flows as part of cash flows used in investing activities. Other costs incurred that would arise regardless of whether a contract with a customer was obtained are recognized as an expense when incurred.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Right Of Use (ROU)

Right of use (ROU) of international fiber optic cables was acquired in a business combination, subsequent additions and right of use in PHI's assets are recognized at cost. The ROU with respect of fiber optic cables is presented as deferred expenses (current and non-current) and is amortized on a straight line basis over a period beginning each acquisition of additional ROU in this framework and until 2030 (including expected contractual extension periods). See also notes 12 and 17(4). See note 13(2) with respect to impairment charges to ROU in 2015 in an amount of NIS 76 million. Other costs of right to use PHI's assets are presented as deferred expenses and amortized on a straight line basis over the assets useful lives.

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

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment loss would be recognized for the amount by which the carrying amount of goodwill exceeded its recoverable amount. The recoverable amount is the higher of value-in-use and the fair value less costs to sell. Value-in-use is determined by discounting expected future cash flows using a pre-tax discount rate. Any impairment is recognized immediately as an expense and is not subsequently reversed. See also note 13(1) with respect to impairment tests.

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

The Group recorded in 2015 impairment charges of intangible assets, deferred expenses – right of use, and fixed assets, see note 13(2) and note 4(a)(2).

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

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership of the assets. The Group factored trade receivables resulting from sales of equipment by credit cards. The factoring was on a non-recourse basis. The factoring of accounts receivable was recorded by the Company as a sales transaction. The results of the factoring transaction were charged to financial income and expenses on the settlement date, see also note 7(a).

(3)	Financial liabilities and borrowings at amortized cost category:
Financial liabilities at amortized cost are non-derivative financial instruments with fixed or determinable payment, including trade payables. Financial liabilities at amortized cost are recognized initially at fair value, net of transaction costs, and subsequently measured at amortized costs using the effective interest method. See also note 15.

The Group revised its estimates of payments with respect to long term borrowings L and K due to early repayments (see note 15(5)), therefore the Group adjusted the carrying amount of the financial liabilities to reflect the actual and revised estimated cash flows. The Group recalculated the carrying amount by computing the present value of estimated future cash flows at the financial instrument's original effective interest rate. The adjustment was recognized in profit or loss as interest expense of NIS 18 million for 2017.

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

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will require settling the obligation, and the amount has been reliably estimated, See note 14.

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

(4)	Group's share in provisions recognized by PHI is recognized to the extent probable that the Group will be required to cover, see also note 9.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Revenues

Early adoption of IFRS 15 Revenue from Contracts with Customers – change in accounting policy:
In the third quarter of 2017 the Group has early adopted (the standard is effective from January 1, 2018, earlier application is permitted) with a date of initial application of January 1, 2017 (the transition date) IFRS 15, Revenue from Contracts with Customers, and its clarifications ("IFRS 15", "The Standard") using the cumulative effect approach, which effect was immaterial as of the transition date. The standard outlines a single comprehensive model of accounting for revenue arising from contracts with customers and supersedes IAS 18, Revenue, and IAS 11, Construction contracts (the "previous standards"). The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount:
1)	Identifying the contract with the customer.
2)	Identifying separate performance obligations in the contract.
3)	Determining the transaction price.
4)	Allocating the transaction price to separate performance obligations.
5)	Recognizing revenue when the performance obligations are satisfied.

In accordance with the model, the Group recognizes revenue when it satisfies performance obligations by transferring control over the goods or services to the customers. Revenue is measured based on the consideration that the Group expects to receive for the transfer of the goods or services specified in a contract with the customer, taking into account rebates and discounts, excluding amounts collected on behalf of third parties, such as value added taxes. The transaction price is also adjusted for the effects of the time value of money if the contract includes a significant financing component (such as sales of equipment with non-current credit arrangements, mainly in 36 monthly installments) and for any consideration payable to the customer. With respect to sales that constitute a revenue arrangement with multiple performance obligations, the transaction price is allocated to separate performance obligations based of their relative stand-alone selling prices, see also note 4(b)(2).
The performance obligations are separately identifiable where the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer and the Group’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. The performance obligations are mainly  services, equipment and options to purchase additional goods or services that provide a material right to the customer. Revenues from services and from providing rights to use the Group's assets, (see note 1(b)) (either month-by-month or long term arrangements) are recognized over time, as the services are rendered to the customers, and all other revenue recognition criteria are met. Revenue from sale of equipment (see note 1(b)) is recognized at a point of time when the control over the equipment is transferred to the customer (mainly upon delivery) and all other revenue recognition criteria are met.
The Group determines whether it is acting as a principal or as an agent. The Group is acting as a principal if it controls a promised good or service before they are transferred to a customer. Indicators for acting as a principal include: (1) the Group is primarily responsible for fulfilling the promise to provide the specified good or service, (2) the Group has inventory risk in the specified good or service and (3) the Group has discretion in establishing the price for the specified good or service. On the other hand, the Group is acting as an agent or an intermediary, if these criteria are not met. When the Group is acting as an agent, revenue is recognized in the amount of any fee or commission to which the Group expects to be entitled in exchange for arranging for the other party to provide its goods or services. A Group’s fee or commission might be the net amount of consideration that the Group retains after paying the other party the consideration received in exchange for the goods or services to be provided by that party. The Group determined that it is acting as an agent in respect of certain content services provided by third parties to customers; therefore the revenues recognized from these services are presented on a net basis in the statement of income.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Revenues (continued)

The application of IFRS 15 did not have a material effect on the measurement and timing of the Group’s revenue in the reporting period, compared to the provisions of the previous standards.
Capitalization of contract costs resulted in a significant impact from the adoption, see below.

Transition to the new revenue recognition model:
The Group applied IFRS 15 using the cumulative effect approach as from the transition date, without a restatement of comparative figures. As part of the initial implementation of IFRS 15, the Group has chosen to apply the expedients in the transitional provisions, according to which the cumulative effect approach is applied only for contracts not yet complete at the transition date, and therefore there is no change in the accounting treatment for contracts completed at the transition date. The Group also applied the practical expedient of examining the aggregate effect of contracts changes that occurred before the transition date, instead of examining each change separately. Contracts that are renewed on a monthly basis and may be cancelled by the customer at any time, without penalty, were considered completed contracts at the transition date. The transition resulted in an immaterial amount on the statement of financial position as of the transition date, as the cumulative effect as of the transition date was immaterial.

Other practical expedients implemented:
The Group applies IFRS 15 practical expedient to the revenue model to a portfolio of contracts with similar characteristics if the Group reasonably expects that the financial statement effects of applying the model to the individual contracts within the portfolio would not differ materially.

The Group applies a practical expedient in the standard and measures progress toward completing satisfaction of a performance obligation and recognizes revenue based on billed amounts if the Group has a right to invoice a customer at an amount that corresponds directly with its performance to date; for which, or where the original expected duration of the contract is one year or less,  the group also applies the practical expedient in the standard and does not disclose the transaction price allocated to unsatisfied, or partially unsatisfied, performance obligations, such as constrained variable consideration.

The Group applies a practical expedient in the standard and does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the Group expects the period between customer payment and the transfer of goods or services to be one year or less  (see note 23 – unwinding of trade receivables and note 7(a)).

The Group applies in certain circumstances where the customer has a material right to acquire future goods or services and those goods or services are similar to the original goods or services in the contract and are provided in accordance with the same terms of the original contract, a practical alternative to estimating the stand-alone selling price of the customer option, and instead allocates the transaction price to the optional goods or services by reference to the goods or services expected to be provided and the corresponding expected consideration.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Revenues (continued)

Recognition of receivables:
A receivable is recognized when the control over the goods or services is transferred to the customer, and the consideration is unconditional because only the passage of time is required before the payment is due. See note 7 and also note 6(a)(3) regarding trade receivables credit risk.

Recognition of contract assets and contract liabilities:
A contract asset is a Group’s right to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditioned on something other than the passage of time (for example, the Group’s future performance).

A contract liability is a Group’s obligation to transfer goods or services to a customer for which the entity has received consideration (or the amount is due) from the customer; therefore the Group records contract liabilities for payments received in advance for services, such as transmission services and pre-paid calling cards, as deferred revenues until such related services are provided.

Capitalization of contract costs:
The main effect of the Group’s application of IFRS 15 is the accounting treatment for the incremental costs of obtaining contracts with customers, which in accordance with IFRS 15, are recognized as assets under certain conditions, see notes 2(f)(5), 11.
Under the previous accounting policy these costs were not capitalized, and instead, subsidies, in some cases, of sales of handsets to end subscribers at a price below its cost, securing a fixed-term service contract were capitalized as subscriber acquisition and retention costs (SARC costs). SARC costs were eliminated upon the transition to IFRS 15, see note 11.

Use of judgments and estimates:
Implementation of the accounting policy described above requires management to exercise discretion in estimates and judgments, see notes 4(a)(1) and 4(b)(2).

See additional information with respect to revenues in note 22(a).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Revenues (continued)

The tables below summarize the effects of IFRS 15 on the consolidated statement of financial position as at December 31, 2017 and on the consolidated statements of income and cash flows for the year then ended. See disaggregation of revenues and additional information in note 22(a).

Effect of change on consolidated statement of financial position:

		New Israeli Shekels in millions
		As of December 31, 2017
	note	Previous accounting policy	Effect of change	According to IFRS15 as reported
Current assets - other receivables and prepaid expenses - Contract assets		-	2	2
Non-current assets - Costs to obtain contracts recognized in intangible assets, net – non-current assets	11, 2(f)(5)	-	71	71
Deferred income tax asset	25	71	(16)	55
Current liabilities - other deferred revenues – Contract liabilities	22	36	4	40
Non-current liabilities – other non-current liabilities – Contract liabilities	22	6	-	6
Deferred revenues from Hot Mobile – Contract liabilities (current and non-current)	22	195	-	195
Equity		1,381	53	1,434

Effect of change on consolidated statement of income:

	New Israeli Shekels In millions (except per share data)
	Year ended December 31, 2017
	Previous accounting policy	Effect of change	According to IFRS15 as reported
Revenues	3,270	(2)	3,268
Selling and marketing expenses	340	(71)	269
Operating profit	246	69	315
Profit before income tax	66	69	135
Income tax expenses	5	16	21
Profit for the year	61	53	114

Depreciation and amortization expense	567	13	580
Basic earnings per share	0.38	0.32	0.70
Diluted earnings per share	0.37	0.32	0.69

Effect of change on consolidated statement cash flows:

	New Israeli Shekels in millions
	Year ended December 31, 2017
	Previous accounting policy	Effect of change	According to IFRS15 as reported
Net cash provided by operating activities	897	76	973
Net cash provided by (used in) investing activities	4	(76)	(72)

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued)

q.	Share capital

Ordinary shares are classified as equity.

Company's shares acquired by the Company (treasury shares) are presented as a reduction of equity, at the consideration paid, including any incremental attributable costs, net of tax. Treasury shares do not have a right to receive dividends or to vote. See also note 21(a)

r.	Earnings Per Share (EPS)

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Company and held as treasury shares.
Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume exercise of all dilutive potential ordinary shares. The instruments that are potential dilutive ordinary shares are equity instruments granted to employees, see note 21(b). A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options (see note 27).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following relevant new standards, amendments to standards or interpretations have been issued, but are not effective for the financial periods beginning January 1, 2017, and have not been early adopted:

(1) IFRS 9, Financial Instruments, addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through profit or loss. It introduces a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The Group will apply the new rules retrospectively from January 1, 2018, with the practical expedients permitted under the standard. Comparatives for 2017 will not be restated. The effect of IFRS 9 implementation is not expected to be material.

(2) IFRS 16, Leases, was issued in January 2016. It will result in almost all leases, where the Group is the lessee, being recognized on the balance sheet, as the distinction between operating and finance leases is removed for lessees. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases. The accounting for lessors will not significantly change. The standard will affect primarily the accounting for the Group’s operating leases. As at the reporting date, the Group has non-cancellable operating lease commitments of NIS 578 million (undiscounted) see note 19(5). However, the group has not yet assessed what adjustments, are necessary. It is therefore not yet possible to estimate the amount of right-of-use assets and lease liabilities that will have to be recognized on adoption of the new standard and how this will affect the Group’s profit or loss and classification of cash flows going forward. The Standard is mandatory for financial years commencing on or after January 1, 2019, early application is permitted.

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

a.	Critical accounting estimates and assumptions

(1)	Assessing the useful lives of assets:

The useful economic lives of the Group's assets are an estimate determined by management. The Group defines useful economic life of its assets in terms of the assets' expected utility to the Group. This estimation is based on assumptions of future changes in technology or changes in the Group's intended use of these assets, and experience of the Group with similar assets, and legal or contract periods where relevant. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at least annually. See also note 2(e) and note 2(f). See also information with respect to the change in estimate of the useful life of the "012 Smile" trade name in note 4(2) below.

The useful economic lives of contract costs (see notes 2(n), 2(f)(5)) are an estimate determined by management. Contract costs are amortized in accordance with the expected service period (mainly over 2-3 years), using the portfolio approach. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at least annually. See also note 11.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

a.	Critical accounting estimates and assumptions (continued)

(2)	Assessing the recoverable amount for impairment tests of assets with finite useful lives:

The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. If indicators for impairment are identified the Group estimates the assets' recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. The value-in-use calculations require management to make estimates of the projected future cash flows. Determining the estimates of the future cash flows is based on management past experience and best estimate for the economic conditions that will exist over the remaining useful economic life of the Cash Generating Unit (CGU). See also note 2(i).

No indicators for an impairment or reversal of impairment of assets with finite useful lives were identified in 2017.

In the fourth quarter of 2015, the Group decided to cease the usage of the "012 Smile" trade name in 2017, this change in business induced the Group to determine that an indicator of impairment existed in 2015 for the fixed-line segment. See note 13(2). An Impairment test in the fourth quarter of 2015 for the VOB/ISP CGU of the fixed line segment resulted in an impairment charge to certain assets in a total amount of NIS 98 million, based on the key assumptions described in note 13(2). The recoverable amount of the VOB/ISP CGU assets as of December 31, 2015 was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations, which was NIS 250 million. The value in use calculations use pre-tax cash flow projections covering a five-year period and using extrapolation with specific adjustments expected until 2027, which was the economic life of the main asset of the CGU: the deferred expenses – Right of Use, and a pre-tax discount rate of 12.9%. The value-in-use calculations included all factors in real terms. The value-in-use of the assets of the CGU was estimated to exceed the fair value less costs to sale. The impairment test in the fourth quarter of 2015 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions.

Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods. See also note 2(i).

As a result of the decision to cease the usage of the "012 Smile" trade name the Group revised in 2015 its expected useful life to end in 2017 as a change in accounting estimate. As a result the amortization expenses of the trade name increased in 2015, 2016 and 2017 by NIS 1 million, NIS 16 million and NIS 6 million, respectively (compared with the amortization rate in 2014). See also note 11.

Further increase in the level of competition that might continue to push downward prices may require the Group to perform further impairment tests of assets. Such impairment tests may lead to recording significant impairment charges, which could have a material negative impact on the Group's operating profit and profit.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

a.	Critical accounting estimates and assumptions (continued)

(3)	Assessing the recoverable amount of goodwill for impairment tests:

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. The recoverable amount of the fixed line segment to which goodwill has been allocated to have been determined based on value-in-use calculations. For the purpose of the goodwill impairment tests as of December 31, 2015,  2016 and 2017 the recoverable amount was assessed by management with the assistance of an external independent experts (2015: "Giza Singer Even. Ltd", 2016 and 2017: BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rate represents the long-term average growth rate of the fixed-line communications services business.

The key assumptions used in the December 31, 2017 test were as follows:

Terminal growth rate	0.9%
After-tax discount rate	9.3%
Pre-tax discount rate	11.2%

The impairment test as of December 31, 2017 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 13(1) and note 2(h). No impairment charges were recognized with respect to goodwill in 2015, 2016 and 2017.

Sensitivity Analysis:
The headroom of the fixed line segment recoverable amount over the carrying amount as of December 31, 2015, 2016 and 2017 was approximately 9%, 23% and 23% respectively. Sensitivity analysis was performed for the recoverable amount as of December 31, 2017 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 9.3% (8.4% to 10.2%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable 0.9% (minus 0.9% to 1.9%), assuming all other variables constant. Results showed that no impairment charge is required for both analyses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

a.	Critical accounting estimates and assumptions (continued)

(4)	Assessing allowance for doubtful accounts:

The allowance is established when there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, or delinquency or default in debtor payments are considered indicators that a trade receivable is impaired. Individual receivables which are known to be uncollectable are written off by reducing the carrying amount directly. The other receivables are assessed collectively. For these receivables the allowance is determined based on percentage of doubtful debts in collection, considering the likelihood of recoverability based on the age of the balances, the historical write-off experience net of recoveries, changes in the credit worthiness, and collection trends. The trade receivables are periodically reviewed for impairment. See note 7.

(5)	Considering uncertain tax positions:

The assessment of amounts of current and deferred taxes requires the Group's management to take into consideration uncertainties that its tax position will be accepted and of incurring any additional tax expenses. This assessment is based on estimates and assumptions based on interpretation of tax laws and regulations, and the Group's past experience. It is possible that new information will become known in future periods that will cause the final tax outcome to be different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. See also notes 2(p) and note 25.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

b.	Critical judgments in applying the Group's accounting policies

(1)	Considering the likelihood of contingent losses and quantifying possible settlements:

Provisions are recorded when a loss is considered probable and can be reasonably estimated. Judgment is necessary in assessing the likelihood that a pending claim or litigation against the Group will succeed, or a liability will arise, quantifying the possible range of final settlement. These judgments are made by management with the support of internal specialists, or with the support of outside consultants such as legal counsel. Because of the inherent uncertainties in this evaluation process, actual results may be different from these estimates. See notes 2(m), 14 and 20.

(2)	Considering contracts with customers with multiple performance obligations:

Some contracts with customers include several performance obligations, and consideration (including any discounts) is allocated to them based their relative stand-alone selling prices.
Management estimates the stand-alone selling price at contract inception based on observable prices of the type of goods and services in similar circumstances to similar customers. Where these are not directly observable, they are estimated based on cost-plus expected margin or adjusted market approach. See also note 2(n).

(3)	Accounting treatment for the investment in PHI:

The board of directors of Net 4 P.H.I Ltd. consists of 3 directors nominated by the Company, 3 directors nominated by Hot Mobile and one independent director who acts as a chairman. Net 4 P.H.I Ltd controls PHI. This governance provides that the Company does not control PHI nor does it have joint control over it, and the Company accounts for its investment in PHI according to the equity method, see also note 2(c)(2) and note 9.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2017*
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	1,960	622		2,582
Inter-segment revenue - Services	18	155	(173)
Segment revenue - Equipment	610	76		686
Total revenues	2,588	853	(173)	3,268

Segment cost of revenues - Services	1,470	613		2,083
Inter-segment cost of revenues- Services	154	19	(173)
Segment cost of revenues - Equipment	490	54		544
Cost of revenues	2,114	686	(173)	2,627
Gross profit	474	167		641

Operating expenses (3)	367	98		465
Income with respect to settlement agreement with Orange	108			108
Other income, net	29	2		31
Operating profit	244	71		315
Adjustments to presentation of segment
Adjusted EBITDA
–Depreciation and amortization	445	135
–Other (1)	21	1
Segment Adjusted EBITDA (2)	710	207

New Israeli Shekels
Year ended December 31, 2017*
In millions
Reconciliation of segments subtotal Adjusted EBITDA to profit for the year
Segments subtotal Adjusted EBITDA (2)	917
Depreciation and amortization	(580)
Finance costs, net	(180)
Income tax expenses	(21)
Other (1)	(22)
Profit for the year	114

* See Notes 2(n), 2(f)(5) regarding the early adoption of IFRS15, Revenue from Contracts with Customers. In 2017 costs of obtaining contracts with customers were capitalized in amounts of NIS 64 million and NIS 20 million for the cellular segment and the fixed-line segment, respectively. The adoption of IFRS15 resulted in an increase in amortization expenses in 2017 for the cellular segment and the fixed-line segment in amounts of NIS 11 million and NIS 2 million, respectively.

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

Risk management is carried out by the financial division under policies and/or directions resolved and approved by the audit committee and the board of directors.

2.	Market risks

(a)	Description of market risks

Cash flow risk due to interest rate changes and CPI changes
The Group is exposed to fluctuations in the Israeli Consumer Price index (CPI) notes payable which are linked to the CPI. The Group did not enter into CPI hedging transactions in 2015, 2016 and 2017.

Furthermore, the Group's notes payable bearing variable interest rate cause cash flow risks. Based on simulations performed, an increase (decrease) of 1% interest rates during 2017 in respect of the abovementioned financial instruments would have resulted in an annual increase (decrease) in interest expenses of NIS 5 million. The Group does not enter into interest rate hedging transactions.

Foreign exchange risk
The Group's operating income and cash flows are exposed to currency risk, mainly due to trade receivables and trade payables denominated in USD. The Group did not enter into free standing forward transactions in 2015, 2016 and 2017.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2.	Market risks (continued)

(a)	Description of market risks (continued)

Data regarding the US Dollar and Euro exchange rate and the Israeli CPI:

	Exchange	Exchange
	rate of one	rate of one	Israeli
	Dollar	Euro	CPI*
At December 31:
2017	NIS 3.467	NIS 4.153	221.57 points
2016	NIS 3.845	NIS 4.044	220.68 points
2015	NIS 3.902	NIS 4.247	221.13 points
Increase (decrease) during the year:
2017	(9.8)%	2.7%	0.4%
2016	(1.5)%	(4.8)%	(0.2)%
2015	0.3%	(10.1)%	(1.0)%

* Index for each reporting period's last month, on the basis of 1993 average = 100 points.

Sensitivity analysis:
An increase (decrease) of 2% in the CPI as at December 31, 2015, 2016 and 2017 would have decreased (increased) equity and profit by NIS 20 million, NIS 9 million, and NIS 3 million, for the years ended December 31, 2015, 2016, 2017 respectively, assuming all other variables remain constant.

An increase (decrease) of 5% in the USD exchange rate as at December 31, 2015, 2016 and 2017 would have decreased (increased) equity and profit by NIS 5 million, NIS 3 million, and NIS 3 million, for the years ended December 31, 2015, 2016, 2017 respectively, assuming that all other variables remain constant.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2.	Market risks (continued)

(b)	Analysis of linkage terms of financial instruments balances

	December 31, 2017
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS linked to CPI	NIS unlinked	Total
	New Israeli Shekels in millions
Current assets
Cash and cash equivalents	2	4		861	867
Short term deposits				150	150
Trade receivables*	62	34		712	808
Other receivables				9	9

Non- current assets
Trade receivables				232	232
Total assets	64	38		1,964	2,066

Current liabilities
Current maturities of notes payable and borrowings			213	491	704
Trade payables*	143	32		612	787
Payables in respect of employees				78	78
Other payables				21	21

Non- current liabilities
Notes payable				972	972
Borrowings from banks and others				243	243
Total liabilities	143	32	213	2,417	2,805

In or linked to foreign currencies
New Israeli Shekels in millions
*Accounts that were set-off under enforceable netting arrangements
Trade receivables gross amounts	281
Set-off	(185)
Trade receivables, net	96

Trade payables gross amounts	360
Set-off	(185)
Trade payables, net	175

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

(c)	Details regarding the derivative financial instruments

The notional amounts of derivatives as of December 31, 2016 and 2017 are as follows, based on the amounts of currencies to be received, translated into NIS at the exchange rates prevailing at each of the reporting dates, respectively:

	New Israeli Shekels
	December 31
	2016	2017
	In millions
Embedded derivatives pay USD, receive NIS	11	3

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

Maturities of financial liabilities as of December 31, 2017:

	2018	2019	2020	2021 to 2022	2023 to 2024	Total
	New Israeli Shekels in millions
Principal payments of long term indebtedness:
Notes payable series C (1)	213					213
Notes payable series D	109	109	109	110		437
Notes payable series F			129	258	257	644
Borrowing K (2)	75					75
Borrowing L (3)	200					200
Borrowing O (3)	100					100
Borrowing P	7	29	29	60		125
Borrowing Q		23	23	45	34	125
Expected interest payments of
long term borrowings and notes payables (1) (2)	68	23	19	23	7	140
Trade and other payables	865					865
Total	1,637	184	309	496	298	2,924
Add offering expenses and discounts and premiums						4
						2,928

(1)   Linked to the CPI as of December 31, 2017.
(2)   The Company intends to early repay the borrowings in 2018.(see note 15 (5)).
(3)  The Company early repaid the borrowings in March 2018 (see note 15(5)).
See note 15 in respect of borrowings and notes payable.

b.	Capital risk management

Credit rating: According to Standard & Poor's Maalot ("S&P Maalot") credit rating, of July 27, 2017, the Company's ilA+/Stable credit rating was unchanged.
See note 15(7) regarding financial covenants.

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

		December 31, 2016			December 31, 2017
	Category	Carrying amount	Fair value	Interest rate used (**)	Carrying amount	Fair value	Interest rate used (**)
		New Israeli Shekels in millions
Assets
Cash and cash equivalents	L&R	716	716		867	867
Short term deposits	L&R	452	452		150	150
Trade receivables	L&R	1,323	1,318	4.72%	1,040	1,040	4.47%
Other receivables (*)	L&R	9	9		9	9
Liabilities
Notes payable series C	AC	423	440	Market quote	213	219	Market quote
Notes payable series D	AC	543	548	Market quote	435	443	Market quote
Notes payable series E	AC	121	127	Market quote
Notes payable series F	AC				650	659	Market quote
Trade and other payables (*)	AC	771	771		865	865
Borrowing C	AC	75	81	3.43%
Borrowing D	AC	75	81	3.43%
Borrowing E (*)	AC	152	152
Borrowing F	AC	197	199	3.17%
Borrowing G	AC	100	98	3.85%
Borrowing H	AC	100	97	3.85%
Borrowing I	AC	120	120	3.43%
Borrowing J	AC	62	62	3.23%
Borrowing K	AC	76	76	3.43%	75	75	3.71%
Borrowing L	AC	200	204	3.98%	200	200	4.25%
Borrowing M	AC	200	201	3.85%
Borrowing N	AC	250	260	3.67%
Borrowing O	AC				100	110	4.34%
Borrowing P	AC				125	125	2.38%
Borrowing Q	AC				125	125	2.5%
Interest payable (*)	AC	9	9		21	21
Derivative financial instruments	FVTPL
	Level 2	*	*		*	*

(*)	The fair value of these financial instruments equals their carrying amounts, as the impact of discounting is not significant.
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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – TRADE RECEIVABLES

(a)	Composition:

	New Israeli Shekels
	December 31
	2016	2017
	In millions
Trade (current and non-current)	1,545	1,260
Deferred interest income (note 2(n))	(32)	(27)
Allowance for doubtful accounts	(190)	(193)
	1,323	1,040
Current	990	808
Non – current	333	232

Non-current trade receivables bear no interest. These balances are in respect of equipment sold in installments (13-36 monthly payments (mainly 36)). The amount is computed on the basis of the interest rate relevant at the date of the transaction (2016: 3.72% - 4.72%) (2017: 4.47% - 4.72%).

During 2016 the Company factored some trade receivables resulting from sales of equipment through credit cards in an amount of NIS 72 million. The factoring was executed through a clearing company, on a non-recourse basis. The factoring of accounts receivable was recorded by the Company as a sale transaction under the provisions of IAS 39. The resulting costs were charged to "finance expenses" in the statement of income, as incurred. The Group does not have continuing involvement in the factored trade receivables.

(b)	Allowance for doubtful accounts:

The changes in the allowance for the years ended December 31, 2015, 2016 and 2017 are as follows:

	New Israeli Shekels
	Year ended
	2015	2016	2017
	In millions
Balance at beginning of year	166	169	190
Receivables written-off during the year as uncollectible	(61)	(61)	(49)
Charge or expense during the year	64	82	52
Balance at end of year	169	190	193

Doubtful accounts expenses are recorded in the statement of income under General and administrative expenses. See note 6(a)(3) regarding trade receivables credit risk.
Allowance for doubtful accounts resulting from services provided under operating lease are not separately disclosed due to immateriality.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – TRADE RECEIVABLES (continued)

(b)	Allowance for doubtful accounts (continued)

The aging of gross trade receivables and their respective allowance for doubtful accounts as of December 31, 2016 and 2017 is as follows:

	New Israeli Shekels
	December 31
	2016		2017
	In millions
	Gross	Allowance	Gross	Allowance
Less than one year	1,420	101	1,089	69
More than one year	125	89	171	124
	1,545	190	1,260	193

NOTE 8 – INVENTORY

	New Israeli Shekels
	December 31
	2016	2017
	In millions
Handsets and devices	60	60
Accessories and other	9	8
Spare parts	22	19
ISP modems, routers, servers and related equipment	5	6
	96	93

Write-offs recorded	6	5
Cost of inventory recognized as expenses and included in cost of revenues for the year ended	673	558

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INVESTMENT IN PHI

Network sharing agreement and right of use

On November 8, 2013 the Company and Hot Mobile Ltd. ("Hot Mobile") entered into a 15-year network sharing agreement (“NSA”), which was approved by the Antitrust Commissioner as described below, and by the Ministry of Communications. Pursuant to the NSA, the parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership (hereinafter "PHI"), which operates and develops a radio access network shared by both parties, starting with a pooling of both parties' radio access network infrastructures creating a single shared pooled radio access network (the "Shared Network"). The parties also established a 50-50 company limited by shares under the name Net 4 P.H.I Ltd., to be the general partner of the limited partnership. In May 2014, the Antitrust Commissioner (the "Commissioner") approved the NSA, subject to conditions that include: (a) Prohibition on exchange of information that is not required for the activities of PHI; (b) Limitations with respect to the serving as an officer or employee in either of the companies concurrent with serving as an officer or employee in PHI and certain cooling off periods were set in case of transition of officers and employees from PHI to the companies. However, this should not prevent PHI from employing employees or officers, that are currently serving as employees or officers in the companies (that is, employees will move to PHI and work for PHI only); (c) As of April 2021, the Commissioner will be allowed to notify the parties of the cancellation of his resolution, if at that time it will be of his opinion that the establishment of PHI, its existence or operations are liable to be substantively detrimental to competition, in which case the parties will be required to cease sharing the active part of the shared network within two years and the passive parts within five years from the Antitrust Commissioner's notice to that effect.

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
The Lump Sum is treated by the Group as payments for rights of use of the Group's network and therefore recognized as deferred revenue which is amortized to revenues in the income statement over a period of eight years, which is determined to be the shorter of the expected period of the arrangement or the expected life of the related assets, see note 22(a).

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INVESTMENT IN PHI (continued)

The associates of the Group as at December 31, 2017, of which the Group holds 50% of ownership interests are: P.H.I. Networks (2015) Limited Partnership ("PHI"), and Net 4 P.H.I Ltd. (see also note 2(c)(2) and note 4(b)(3)). Both are incorporated and operate in Israel. Set out below is summarized financial information for the associates which are accounted for by the Group using the equity method.

	As at December 31
	2016	2017
	NIS in millions	NIS in millions
Current assets	122	119
Non-current assets	115	218
Current liabilities	110	117
Non-current liabilities	125	218
Net assets	2	2

Supplemental information relating to associates:
Commitments for operating leases and operating expenses	364	443
Commitments to purchase fixed assets	3	2
Guarantees made to third parties		1

	Year ended December 31
	2016	2017
	NIS in millions	NIS in millions

Summarized statement of income
Revenue	432	477
Pre-tax Profit	*	-
After-tax profit	*	-
Total comprehensive income	*	-

Reconciliation to carrying amount:
Opening net assets of PHI	2	2
Profit for the period	*	-
Closing net assets of PHI	2	2
Carrying amount: Group's share (50%)	1	1

* Representing an amount of less than NIS 1 million.

See also note 26(d) with respect to transactions and balances with PHI.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – PROPERTY AND EQUIPMENT

	Communication network		Computers and information systems	Optic fibers and related assets	Subscribers equipment and installations(1)	Property, leasehold improvements, furniture and equipment		Total
	New Israeli Shekels in millions
Cost
Balance at January 1, 2015	2,504		303	469	-	229		3,505
Additions in 2015	106	(1)	*	19	12	4		141
Disposals in 2015	423		39	2	*	30		494
Balance at December 31, 2015	2,187	(1)	264	486	12	203		3,152

Additions in 2016	51	(1)	17	22	17	9	(1)	116
Disposals in 2016	235		74			78		387
Balance at December 31, 2016	2,003	(1)	207	508	29	134	(1)	2,881

Additions in 2017	55		7	97	109	6		274
Disposals in 2017	165		60	1		3		229
Balance at December 31, 2017	1,893		154	604	138	137		2,926

Accumulated depreciation
Balance at January 1, 2015	1,379		178	151	-	136		1,844
Depreciation in 2015	270	(1)	45	34	1	26		376
Impairment charges (2)	5		7					12
Disposals in 2015	423		39	2		30		494
Balance at December 31, 2015	1,231	(1)	191	183	1	132		1,738

Depreciation in 2016	223	(1)	29	35	6	23		316
Disposals in 2016	230		74			76		380
Balance at December 31, 2016	1,224	(1)	146	218	7	79		1,674

Depreciation in 2017	204		22	36	24	15		301
Disposals in 2017	165		60	1		3		229
Balance at December 31, 2017	1,263		108	253	31	91		1,746

Carrying amounts, net

At December 31, 2015	956	(1)	73	303	11	71		1,414
At December 31, 2016	779	(1)	61	290	22	55	(1)	1,207
At December 31, 2017	630		46	351	107	46		1,180

(1) Reclassified
(2) See note 13(2)
(*) Representing an amount of less than 1 million.
For depreciation and amortization presentation in the statement of income see note 22.

	New Israeli Shekels
	Year ended December 31
	2015	2016	2017
	In millions
Cost additions include capitalization of salary and employee related expenses	30	29	33

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – INTANGIBLE AND OTHER ASSETS

Intangible assets with finite economic useful lives:

	Licenses	Costs of obtaining contracts with customers(4)	Trade name	Customer relationships	Subscriber acquisition and retention costs	Computer software(1)	Total
	New Israeli Shekels in millions
Cost
At January 1, 2015	2,088		73	276	13	646	3,096
Additions in 2015	35				6	89	130
Disposals in 2015					6	73	79
At December 31, 2015	2,123		73	276	13	662	3,147
Additions in 2016					4	82	86
Disposals in 2016					4	110	114
At December 31, 2016	2,123		73	276	13	634	3,119
Transition to IFRS 15(4)		2			(13)		(11)
Additions in 2017		84				59	143
Disposals in 2017			73			128	201
At December 31, 2017	2,123	86	-	276	-	565	3,050

Accumulated amortization
At January 1, 2015	1,502		33	188	9	285	2,017
Amortization in 2015(2)	86		6	23	7	121	243
Impairment charges (3)			2	8			10
Disposals in 2015					6	73	79
At December 31, 2015	1,588		41	219	10	333	2,191
Amortization in 2016	88		21	18	5	117	249
Disposals in 2016					4	110	114
At December 31, 2016	1,676		62	237	11	340	2,326
Transition to IFRS 15(4)					(11)		(11)
Amortization in 2017	88	15	11	18		107	239
Disposals in 2017			73			128	201
At December 31, 2017	1,764	15	-	255	-	319	2,353

Carrying amounts, net
At December 31, 2015	535		32	57	3	329	956
At December 31, 2016	447		11	39	2	294	793
At December 31, 2017	359	71	-	21	-	246	697

	New Israeli Shekels
	Year ended December 31
	2015	2016	2017
	In millions
(1) Cost additions include capitalization of salary and employee related expenses	35	36	44
(2) See information with respect to change in estimate of economic life of the trade name in 2015 in note 2(f)(4)
(3) See note 13(2).
(4) See adoption of IFRS 15 Revenues from Contracts with Customers in note 2(n) and note 2(f)(5)

For depreciation and amortization in the statement of income see note 22.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – DEFERRED EXPENSES – RIGHT OF USE

New Israeli Shekels in millions
Cost
Balance at January 1, 2015	402
Additional payments in 2015	34
Balance at December 31, 2015	436
Additional payments in 2016	80
Balance at December 31, 2016	516
Additional payments in 2017	113
Balance at December 31, 2017	629

Accumulated amortization and impairment
Balance at January 1, 2015	271
Amortization in 2015	36
Impairment recorded in 2015	76
Balance at December 31, 2015	383
Amortization in 2016	30
Balance at December 31, 2016	413
Amortization in 2017	40
Balance at December 31, 2017	453

Carrying amount, net at December 31, 2015	53

Carrying amount, net at December 31, 2016	103
Current	28
Non-current	75

Carrying amount, net at December 31, 2017	176
Current	43
Non-current	133

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

For the purpose of the goodwill impairment tests as of December 31, 2015, 2016 and 2017 the recoverable amount was assessed by management with the assistance of an external independent experts (2015: "Giza Singer Even. Ltd", 2016 and 2017: BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rate represents the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

	As of December 31,
	2015	2016	2017
Terminal growth rate	(negative 0.09% )	0.5%	0.9%
After-tax discount rate	10.3%	9.8%	9.3%
Pre-tax discount rate	13.4%	11.9%	11.2%

The impairment tests as of December 31, 2015, 2016 and 2017 were based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. As a result of the impairment tests, the Group determined that no goodwill impairment existed as of December 31, 2015, 2016 and 2017. See also note 4(a)(3) and note 2(h).

(2)	Impairment tests of assets with finite useful lives

No indicators for impairment or reversal of impairment of assets with finite useful lives were identified in 2016 and 2017.

In 2015, the Group decided to cease the usage of the "012 Smile" trade name in 2017, this change in business induced the Group to determine that an indicator of impairment exist for the fixed-line segment. See also information with respect to change in estimate of useful life of the intangible asset trade name in note 4(a)(2) and 4(a)(1). For the purpose of the impairment test, the assets were grouped to the lowest level for which there are separately identifiable cash flows (CGU).

(i)
The Group reviewed in 2015 the recoverability of the VOB/ISP CGU assets. As a result, an impairment charge in a total amount of NIS 98 million was recognized in 2015. The impairment charge was allocated to the assets of the CGU pro rata, on the basis of the carrying amount of each asset, provided that the impairment did not reduce the carrying amount of an asset below the highest of its fair value less costs to sell and its value-in-use, and zero. Accordingly, the following impairment charges were recorded in 2015 in the assets of the above CGU:

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

The recoverable amount of the VOB/ISP CGU assets as of December 31, 2015 was assessed by management with the assistance of an external independent expert ("Giza Singer Even. Ltd") based on value-in-use calculations, which was NIS 250 million. The value in use calculations use pre-tax cash flow projections covering a five-year period and using extrapolation with specific adjustments expected until 2027, which was the economic life of the main asset of the CGU: the deferred expenses – Right of Use, and a pre-tax discount rate of 12.9%. The value-in-use calculations included all factors in real terms. This impairment test was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods. See also note 2(i) and note 4(a)(2).

(ii)	The Group reviewed the recoverability of the ILD CGU of the fixed line segment and determined that no impairment existed as of December 31, 2015.

NOTE 14 – PROVISIONS

	Group's share in PHI's provisions (see note 9)	Dismantling and restoring sites obligation	Legal claims (see note 20)	Equipment warranty
	New Israeli Shekels in millions
Balance as at January 1, 2017	-	35	76	1
Additions during the year	7	5	8	7
Reductions during the year		(14)	(12)	(5)
Finance costs		1
Balance as at December 31, 2017	7	27	72	3
Non-current	7	27
Current			72	3

Balance as at December 31, 2016		35	76	1
Non-current		35
Current			76	1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –BORROWINGS AND NOTES PAYABLE

(1)	Borrowings and Notes Payable

The Group has received borrowings from leading Israeli commercial banks and institutions. The Group may, at its discretion early repay the borrowings, subject to certain conditions, including that the Group shall reimburse the lender for losses sustained by it as a result of the early repayment. The reimbursement is mainly based on the difference between the interest rate that the Group would otherwise pay and the current market interest rate on the early repayment date.

The notes payable are unsecured, non-convertible and listed for trade on the TASE.

The notes payable have been rated ilA+, on a local scale, by Standard & Poor’s Maalot.

Composition as of December 31, 2017:

		Linkage terms (principal and interest)	Annual interest rate
Notes payable series C	Note 15(4)	CPI	3.35% CPI adj.
Notes payable series D			'Makam'(*) plus 1.2%
Notes payable series F	Note 15(2), (6)		2.16% fixed
Borrowing K (received in 2015)	Note 15(5)		3.71% fixed
Borrowing L (received in 2015)	Note 15(5)		4.25% fixed
Borrowing O (received in 2017)	Note 15(3), (5)		4.34% fixed
Borrowing P (received in 2017)	Note 15(3)		2.38% fixed
Borrowing Q (received in 2017)	Note 15(3)		2.5% fixed

 (*)   'Makam' is a variable interest that is based on the yield of 12 month government bonds issued by the Government of Israel. The interest is updated on a quarterly basis.
         The interest rates paid (in annual terms, and including the additional interest of 1.2%) for the period from October 1, 2017 to December 30, 2017 was 1.294%.
See note 6(a)(4) as to the balances and maturities of the borrowings and the notes payable.
See note 6(c) as to the fair value of the borrowings and the notes payable.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –BORROWINGS AND NOTES PAYABLE (continued)

(1)	Borrowings and Notes Payable (continued)

The following table details the changes in debentures, including cash flows from financing activities:

		Movement in 2017
	As at December 31, 2016	Cash flows from (used in) financing activities, net	Non cash movements		As at December 31, 2017
			CPI adjustments and other finance costs	Change in estimated cash flows(*)
	New Israeli Shekels in millions
Non-current borrowings, including current maturities	1,607	(982)			625
Notes payable, including current maturities	1,087	207	4		1,298
Interest payable	9	(165)	159	18	21
	2,703	(940)	163	18	1,944
(*) See note 15(5) below and note 2(j)(3).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –BORROWINGS AND NOTES PAYABLE (continued)

(2)	Notes payable issuance

In July 2017, the Company issued Series F Notes in a principal amount of NIS 255 million, payable in 5 equal annual installments on June 25 of each of the years 2020 through 2024. The principal bears fixed annual interest of 2.16%, payable on a semiannual basis on June 25 and December 25.

In December 2017, the Company expanded Series F Notes in a principal amount of NIS 389 million under the same conditions.

The Company has engaged to expand Series F Notes in the future, see note 15(6) below.

(3)	New borrowings received

Borrowing O: In December 2017, the Company received a long-term loan from a group of institutional corporations in a principal amount of NIS 100 million. The loan was received according to a loan agreement that was signed in November 2014. The loan will bear unlinked interest at the rate of 4.34% per annum. The Company early repaid the loan in March 2018 (see note 15(5)).

Borrowing P: In December 2017, the Company received a long-term loan from a commercial bank in the principal amount of NIS 125 million. The loan will bear unlinked interest at the rate of 2.38% per annum and will be paid in quarterly payments over 5 years. The principal will be paid in quarterly equal payments commencing in December 2018.

Borrowing Q: In December 2017, the Company received a long-term loan from a commercial bank in the principal amount of NIS 125 million. The loan will bear unlinked interest at the rate of 2.5% per annum and will be paid in quarterly payments over 6.5 years. The principal will be paid in quarterly equal payments commencing in March 2019.

(4)	Notes payable buy back

The Company's series B, C and E notes, which are traded on the Tel Aviv Stock Exchange, were partially repurchased in 2016 (these notes are considered legally extinguished) as follows:

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

The buy-back costs of the aforementioned repurchases were recorded in finance expenses in an amount of NIS 12 million in 2016.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –BORROWINGS AND NOTES PAYABLE (continued)

(5)	Borrowings early repayments

In June 2017, the Company made early repayment of principal outstanding of borrowings C, D, E, F, G and H in a total amount of NIS 700 million, thus completing full and final repayment of these borrowings.

In July 2017, the Company made early repayment of principal outstanding of borrowings I and J in a total amount of NIS 175 million, thus completing full and final repayment of these borrowings.

In December 2017, the Company made early repayment of principal outstanding of borrowings M and N in a total amount of NIS 408 million, thus completing full and final repayment of these borrowings.

In December 2017 the Company did not take a borrowing that was contracted in November 2014 (a deferred loan) with a group of institutional corporations in a principal amount of NIS 100 million.

The early repayment fees of the aforementioned repayments totaled to an amount of NIS 76 million and were recorded in finance expenses in 2017.

In March 2018 the Company early repaid borrowings O and L in a total principal amount of NIS 300 million. In addition, the Company intends to early repay borrowing K during 2018, in a principal amount of NIS 75 million. The early repayments resulted in a change in expected cash flows and the Company recorded in December 2017 additional finance costs of NIS 18 million, mainly due to early repayment fees (see also note 2(j)(3) and note 15(1) above).

(6)	Notes payable issuance commitments

In September 2017, the Company entered into an agreement with certain Israeli institutional investors, according to which the Company undertook to issue to the institutional investors, and the institutional investors undertook to purchase from the Company, in the framework of a private placement, in an aggregate principal amount of NIS 150 million of additional Series F debentures in December 2018.

In December 2017, the Company entered into an agreement with certain Israeli institutional investors, according to which the Company undertook to issue to the institutional investors, and the institutional investors undertook to purchase from the Company, in the framework of a private placement, in an aggregate principal amount of NIS 126.75 million of additional Series F debentures in December 2019.

In January 2018, the Company entered into an agreement with certain Israeli institutional investors, according to which the Company undertook to issue to the institutional investors, and the institutional investors undertook to purchase from the Company, in the framework of a private placement, in an aggregate principal amount of NIS 100 million of additional Series F debentures in December 2019.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –BORROWINGS AND NOTES PAYABLE (continued)

(7)	Financial covenants

(a)
Regarding Series F Notes and borrowings P and Q, the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of December 31, 2017, the ratio of Net Debt to Adjusted EBITDA was 1.0. Additional stipulations regarding Series F Notes and borrowings P and Q mainly include: shareholders' equity shall not decrease below NIS 400 million; the Company shall not create floating liens subject to certain terms; the Company has the right for early redemption under certain conditions; the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Series F Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant. The Group was in compliance with the financial covenant and the additional stipulations for the year 2017.

(b)
Regarding borrowings K, L and O, as of December 31, 2017 (see information about early repayments in note 15(5) above), the Company is required to comply with financial covenants on a consolidated basis. Their main provisions are two ratios:

(1)
The ratio of (a) the amount of all financial obligations of the Company including bank guarantees that the Company has undertaken ("Total Debt") to (b) EBITDA less Capital Expenditures shall not exceed 6.5 (the ratio as of December 31, 2016 and 2017 was 4.5 and 4.1, respectively); and

(2)	The ratio of (a) Total Debt to (b) the EBITDA of the Company shall not exceed 4 (the ratio as of December 31, 2016 and 2017 was 3.4 and 2.2, respectively).

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

The Group was in compliance with all covenants stipulated for the years 2016 and 2017. The covenants are measured every six months (on June 30, and December 31) on an annualized basis of twelve months and are based on the financial results for the preceding period of twelve months.

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

The Group had contributed NIS 15 million, NIS 14 million, NIS 17 million for the years 2015, 2016 and 2017 respectively, in accordance with Section 14 of the Israeli Severance Pay Law. See also note 2(k)(i)(1).

(2)	Defined benefit plan

Liability for employee rights upon retirement, net is presented as non-current liability.
The amounts recognized in the statement of financial position, in respect of a defined benefit plan (see note 2(k)(i)(2)) and changes during the year in the obligation recognized for post-employment defined benefit plans were as follows:

	New Israeli Shekels in millions
	Present value of obligation	Fair value of plan assets	Total
At January 1, 2016	133	(99)	34
Current service cost	17		17
Interest expense (income)	5	(3)	2
Employer contributions		(12)	(12)
Benefits paid	(19)	9	(10)
Remeasurements:
Experience loss	9		9
Loss (gain) from change in demographic assumptions	(4)		(4)
Loss from change in financial assumptions	1		1
Return on plan assets		2	2
At December 31, 2016	142	(103)	39
Current service cost	11		11
Past service cost	4		4
Interest expense (income)	4	(3)	1
Employer contributions		(9)	(9)
Benefits paid	(25)	17	(8)
Remeasurements:
Experience loss	2		2
Loss (gain) from change in financial assumptions	1		1
Return on plan assets		(1)	(1)
At December 31, 2017	139	(99)	40

Remeasurements are recognized in the statement of comprehensive income.
The expected contribution to the defined benefit plan during the year ending December 31, 2018 is approximately NIS 10 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

(2)	Defined benefit plan (continued)

The principal actuarial assumptions used were as follows:

	December 31
	2016	2017
Interest rate weighted average	2.95%	2.73%
Inflation rate weighted average	1.04%	1.11%
Expected turnover rate	9%-56%	9%-56%
Future salary increases	1%-6%	1%-6%

The sensitivity of the defined benefit obligation to changes in the principal assumptions is:

	December 31, 2017
	NIS in millions
	Increase of 10% of the assumption	Decrease of 10% of the assumption
Interest rate	(0.6)	0.8
Expected turnover rate	0.2	(0.3)
Future salary increases	0.4	(0.4)

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

Expected maturity analysis of undiscounted defined benefits as at December 31, 2017:

NIS in millions
2018	24
2019	20
2020	11
2021 and 2022	20
2023 and thereafter	83
158

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – COMMITMENTS

(1)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. For the years 2015, 2016 and 2017 the Company recorded expenses in a total amount of approximately NIS 65 million, NIS 64 million and NIS 63 million, respectively. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due. Commencing August 2016, the total amount of frequency fees of both the Company and Hot Mobile under the regulations are divided between the Company and Hot Mobile, through PHI ,according to the OPEX-CAPEX mechanism (see also note 9).

(2)	At December 31, 2017, the Group is committed to acquire property and equipment and software elements for approximately NIS 5 million.

(3)	At December 31, 2017, the Group is committed to acquire inventory in an amount of approximately NIS 818 million.

(4)	Right of Use (ROU)

The Group signed long-term agreements with service providers to receive indefeasible Rights of Use (ROU) of international capacities through submarine infrastructures (see note 12), most extendable until 2030. As of December 31, 2017, the Group is committed to pay for capacities over the following years an amount of NIS 207 million (excluding maintenance fees) as follows:

New Israeli Shekels in millions
2018	43
2019	41
2020	41
2021	41
2022	41
207

In addition, under the terms of the ROU agreements, as of December 31, 2017 the Group is committed to pay annual maintenance fees during the usage period. The total aggregated expected maintenance fee for the years 2018-2023 is approximately NIS 52 million. Some payments under the ROU agreements are linked to the USD.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – COMMITMENTS (continued)

(5)	Liens and guarantees

As of December 31, 2017, the Group has provided bank guarantees in respect of licenses (see note 1(d)) in an amount of NIS 100 million, in addition to bank guarantees in favor of other parties in an aggregate amount of approximately NIS 26 million. Therefore, the total bank guarantees provided by the Group as of December 31, 2017 is NIS 126 million. In addition, the Company provided a guarantee to PHI's debt in an amount of NIS 50 million.

(6)	Covenants and negative pledge – see note 15(7).

(7)	See note 15(6) with respect of notes payable issuance commitments.

(8)	Operating leases – see note 19.

(9)	See note 9 with respect to network sharing and PHI's commitments.

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

As set forth in the settlement agreement, the advance payments were recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses that were incurred over this period.  The income was recorded in the Company’s income statement under “Income with respect to settlement agreement with Orange". For 2015, 2016 and 2017, the Company recognized income with respect to the settlement agreement in an amount of NIS 61 million, NIS 217 million and NIS 108 million, respectively. Based on a legal opinion obtained by the Company, the advance payments are considered compensation payments and are therefore not subject to VAT charges.

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

(2)
The Group also leases call centers, retail stores and service centers. The leases for each site have different lengths and specific terms. The lease agreements are for periods of two to ten years. The Group has options to extend some lease contract periods for up to twenty years (including the original lease periods). Some of the rental payments are linked to the dollar or to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-15%.

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

(4)	As of December 31, 2017 operating lease agreements in respect of vehicles are for periods of up to three years. The rental payments are linked to the Israeli CPI.

(5)	Non-cancelable minimum operating lease rentals (undiscounted) in respect of all the above leases are payable including option periods which are reasonably certain are as follows:

New Israeli Shekels
December 31, 2017
In millions
2018	158
2019	100
2020	77
2021	59
2022-2023	100
2024-2025	52
2026-2027	13
2028 and thereafter	19
578

(6)
The rental expenses for the years ended December 31, 2015, 2016 and 2017 were approximately NIS 260 million, NIS 213 million, and NIS 178 million, respectively. Commencing April 2016, rent expenses of cell sites of the Company, Hot Mobile and PHI are divided between the Company and Hot Mobile, through PHI, according to the OPEX-CAPEX mechanism (see also note 9).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – LAWSUITS AND LITIGATIONS

A.	Claims

Total provision recorded in the financial statements in respect of all lawsuits against the Group amounted to NIS 72 million at December 31, 2017.

Described below are the main litigation and claims against the Group:

1.	Consumer claims

This category includes class actions and motions for the recognition of these lawsuits as class actions with respect to, among others, alleged claims regarding charges and claims regarding alleged breach of the Consumer Protection Law, the Privacy Protection Law, the Communications Law (Telecommunications and Broadcasting), license provisions, other legal provisions and engagement agreements with customers.

Described hereunder are the outstanding consumer class actions and motions for the recognition of these lawsuits as class actions, detailed according to the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	26	640
NIS 100 - 400 million	6	1,330
NIS 400 million - NIS 1 billion	2	1,405
Unquantified claims	13	-
Total	47	3,375

With respect to 3 of the claims mentioned in the table above, the court approved these claims as class actions:

1.
On April 13, 2011, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner sent a message to its customers that their internet package was fully utilized before it was fully utilized. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 4.6 million. In June 2013, the Court approved the motion and recognized the lawsuit as a class action. In August 2013, Partner filed a request to appeal to the Supreme Court. In February 2014, the Supreme Court dismissed Partner's request, and a hearing has been set. In January 2015, the parties filed a request to approve a settlement agreement. In July 2015, the parties filed an amended request to approve the settlement agreement. In June 2016 the Court approved the request and in February 2018 the parties filed a request to the Court regarding the completion of the settlement agreement. The damages that Partner was required to pay were immaterial.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

2.
On September 7, 2010, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner unlawfully charged its customers for services of various content providers which are sent through text messages (SMS). The total amount claimed from Partner is estimated by the plaintiffs to be approximately NIS 405 million. The claim was certified as a class action in December 2016. In February 2017, the plaintiffs filed an appeal to the Supreme Court, regarding the definition of the group of customers. Partner estimates that even if the claim will be decided in favor of the approved group of customers (as defined by the District Court), the damages that Partner will be required to pay for, will be immaterial.

3.
On April 3, 2012, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner breached its license conditions in connection with benefits provided to customers that purchased handsets from third parties. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 22 million. In September 2014, The Court approved the motion and recognized the lawsuit as a class action. In July 2017, the parties filed a request to the Court to approve a settlement agreement. Partner estimates that the damages that Partner will be required to pay for will be immaterial.

With respect to 3 claims mentioned in the table above, with a total amount of NIS 392 million (other than the 3 claims mentioned above), the parties filed requests to approve settlement agreements and with respect to 4 additional claims in the amount of NIS 352 million (other than the 3 claims mentioned above), the court approved settlement agreements.

2.	Employees and other claims

This category includes 2 claims: a claim and a motion for the recognition of this claim as a class action in the amount of NIS 100 million (in September 2016, the parties filed a request to approve a settlement agreement regarding this claim and in November 2017 the parties filed an amended request to approve a settlement agreement regarding this claim) and a civil lawsuit in the amount of NIS 40 million, which was settled during 2017 in an immaterial amount.

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

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators. This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36. Between January 3, 2006 and December 31, 2017 the Company provided the local authorities with 488 indemnification letters as a pre-condition for obtaining building permits.

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

Through December 31, 2008 the Company purchased its own 4,467,990 shares at the cost of NIS 351 million ("treasury shares"). In accordance with the Israeli Companies Law, the treasury shares are considered dormant shares as long as they are held by the Company, and as such they do not bear any rights (including the right to vote in general meetings of shareholders and to receive dividends) until they are transferred to a third party. Of which 2,850,472 remained as of December 31, 2017. Of which 1,376,381were allocated as of December 31, 2017 to a trustee on behalf of the Company's employees under the Company's Equity Incentive Plan (see (b) below). These shares are under the control of the Company until vested under the plan and therefore are not presented in the financial statements as outstanding shares until vested (restricted shares ("RSAs")).

In June 2017, the Company issued 10,178,211 shares of the Company to the public and to classified investors, following a tender under a shelf offering, and by way of a private placement. The total net consideration received was approximately NIS 190 million. The offering expenses totaled NIS 7 million.

b.	Share based compensation to employees

(1)	Description of the Equity Incentive Plan

Share options and restricted shares were granted to employees in accordance with Company's Equity Incentive Plan (the "Plan"). It includes allocation of restricted shares ("RSAs") to the Company's employees and officers and determines the right to vote at the general meetings of shareholders and the right to receive dividends distributed with respect to the restricted shares. The committee may set performance targets as a vesting criterion (independently or in combination with other criteria).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees (continued)

(1)	Description of the Equity Incentive Plan (continued)

The total number of Company's shares reserved for issuance upon exercise of all options or upon the earning of the restricted shares granted under the Plan is 25,917,000, of which 7,816,113 remained ungranted as of December 31, 2017. The vesting of the options and the earning of the restricted shares are subject to vesting/restriction periods. The vesting of the options and the earning of the restricted shares granted after June 2014 are also subject to performance conditions set by the Company's organs. The Company expects that the performance conditions will be met. The Plan's principal terms of the options include:

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

(2)	Information in respect of options and restricted shares granted under the Plan:

	Through December 31, 2017
	Number of options	Number of RSAs
Granted	31,304,207	4,298,768
Shares issued upon exercises and vesting	(6,430,589)	(1,617,518)
Cancelled upon net exercises, expiration and forfeitures	(16,165,135)	(1,336,953)
Outstanding	8,708,483	1,344,297
Of which:
Exercisable	5,190,586	26,556
Vest in 2018	2,502,089	891,309
Vest in 2019	667,254	280,115
Vest in 2020	348,554	146,317

As of December 31, 2017 the Company expects to record a total amount of compensation expenses of approximately NIS 16 million during the next three years with respect to options and restricted shares.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees (continued)

(3)	Options and RSAs status summary as of December 31, 2015, 2016 and 2017 and the changes therein during the years ended on those dates:

	Year ended December 31
	2015		2016		2017
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Share Options:		NIS		NIS		NIS
Outstanding at the beginning of the year	8,962,116	32.08	12,686,317	29.52	11,285,901	29.14
Granted during the year	5,519,031	17.41	998,433	18.14	1,201,358	19.45
Exercised during the year	(32,880)	13.12	(284,251)	15.74	(1,906,991)	17.38
Forfeited during the year	(1,459,215)	28.7	(1,219,648)	20.58	(988,566)	22.91
Expired during the year	(302,735)	58.61	(894,950)	38.16	(883,219)	43.10
Outstanding at the end of the year	12,686,317	29.52	11,285,901	29.14	8,708,483	29.67
Exercisable at the end of the year	4,615,076	45.97	5,912,904	37.77	5,190,586	36.66
Shares issued during the year due exercises	8,496		47,484		319,259

RSAs:
Outstanding at the beginning of the year	1,589,990		2,900,626		1,955,414
Granted during the year	1,779,596		417,176		507,146
Vested during the year	(6,015)		(858,397)		(753,106)
Forfeited during the year	(462,945)		(503,991)		(365,157)
Outstanding at the end of the year	2,900,626		1,955,414		1,344,297

	Options granted in 2015	Options granted in 2016	Options granted in 2017
Weighted average fair value of options granted using the
Black & Scholes option-pricing model – per option (NIS)	5.37	5.02	5.43
The above fair value is estimated on the grant date based on the following weighted average assumptions:
Expected volatility	39.28%	39.5%	37.6%
Risk-free interest rate	0.54%	0.54%	0.53%
Expected life (years)	3	3	3
Dividend yield	*	*	*

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees (continued)

(4)	Information about outstanding options by expiry dates

Share options oustanding as of December 31, 2017 have the following expiry dates and exercise prices:

Expire in	Number of share options	Weighted average exercise price in NIS
2018	371,687	25.55
2019	1,191,771	49.77
2020	2,324,841	37.66
2021	2,947,959	21.69
2022	826,533	21.66
2023	1,045,692	19.26
	8,708,483	29.67

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – INCOME STATEMENT DETAILS

(a)	Revenues:

The aggregate amount of transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied as at December 31, 2017, in addition to deferred revenues (see table below), is approximately NIS 92 million (mainly services). Of which the Group expects that approximately 60% will be recognized as revenue during 2018, approximately 25% will be recognized as revenue during 2019, and the rest in later years. The above excludes contracts that are for periods of one year or less or are billed based on time incurred, as permitted under IFRS 15 the transaction price allocated to these unsatisfied contracts is not disclosed.

The table below describes significant changes in contract liabilities:

	New Israeli Shekels in millions
	Deferred revenues from Hot mobile *	Other deferred revenues*
Balance as at December 31, 2016	226	45
Revenue recognized that was included in the contract liability balance at the beginning of the year	(31)	(29)
Increases due to cash received, excluding amounts recognized as revenues during the year	-	30
Balance as at December 31, 2017	195	46

* Current and non-current deferred revenues.

Disaggregation of revenues:

	Year ended December 31, 2017 New Israeli Shekels in millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services to private customers	1,173	254	(32)	1,395
Segment revenue - Services to business customers	805	523	(141)	1,187
Segment revenue - Services revenue total	1,978	777	(173)	2,582
Segment revenue - Equipment	610	76		686
Total Revenues	2,588	853	(173)	3,268

Revenues from services are recognized over time. For the year 2017 revenues from equipment are recognized at a point of time, except for NIS 11 million, which were recognized in 2017 over time. Revenues from equipment for the year 2017 include revenues from operating leases according to IAS 17, in an amount of NIS 11 million.
Revenues from services for the year 2017 include revenues from operating leases according to IAS17 in an amount of NIS 10 million. See also note 7 with respect to payment terms of sales of equipment, trade receivables and allowance for doubtful accounts.
See also note 2(n).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – INCOME STATEMENT DETAILS (continued)

(b)	Cost of revenues

	New Israeli Shekels
	Year ended December 31,
	2015	2016	2017
	In millions
Transmission, communication and content providers	888	814	738
Cost of equipment and accessories	852	625	519
Depreciation and amortization (including impairment)	577	501	477
Wages, employee benefits expenses and car maintenance	320	270	293
Costs of handling, replacing or repairing equipment	88	93	75
Operating lease, rent and overhead expenses	315	258	184
Network and cable maintenance	145	150	97
Internet infrastructure and service providers	49	68	95
Car kit installation, IT support, and other operating expenses	72	62	61
Amortization of rights of use (including impairment)	112	30	40
Other	54	53	48
Total cost of revenues	3,472	2,924	2,627

(c)	Selling and marketing expenses

	New Israeli Shekels
	Year ended December 31,
	2015	2016	2017
	In millions
Wages, employee benefits expenses and car maintenance	206	177	(*)106
Advertising and marketing	30	68	44
Selling commissions, net	77	82	(*)29
Depreciation and amortization (including impairment)	55	55	(*)54
Operating lease, rent and overhead expenses	27	29	23
Other	22	15	13
Total selling and marketing expenses	417	426	269

(*) See Notes 2(n), 2(f)(5) regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

(d)	General and administrative expenses

	New Israeli Shekels
	Year ended December 31,
	2015	2016	2017
	In millions
Wages, employee benefits expenses and car maintenance	84	101	79
Bad debts and allowance for doubtful accounts	63	82	52
Professional fees	31	32	22
Credit card and other commissions	16	14	14
Depreciation	9	9	9
Other	20	25	20
Total general and administrative expenses	223	263	196

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – INCOME STATEMENT DETAILS (continued)

(e)	Employee benefit expense

	New Israeli Shekels
	Year ended December 31,
	2015	2016	2017
	In millions
Wages and salaries including social benefits, social
security costs, pension costs and car maintenance
before capitalization	622	537	503
Less: expenses capitalized (notes 10, 11)	(65)	(65)	(77)
Service costs: defined benefit plan (note 16(2))	21	17	15
Service costs: defined contribution plan (note 16(1))	15	14	17
Employee share based compensation expenses (note 21(b))	17	45	20
	610	548	478

See also note 28 with respect of collective employment agreement.

NOTE 23 – OTHER INCOME, NET

	New Israeli Shekels Year ended December 31,
	2015	2016	2017
	In millions
Unwinding of trade receivables	46	41	27
Other income, net	1	4	4
	47	45	31

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 – FINANCE COSTS, NET

	New Israeli Shekels
	Year ended December 31,
	2015	2016	2017
	In millions
Net foreign exchange rate gains		7	2
Fair value gain from derivative financial instruments, net	2	*	*
CPI linkage income	9	2
Interest income from cash equivalents	1	1	2
Other	1	3	*
Finance income	13	13	4

Interest expenses	136	105	171
CPI linkage expenses			4
Net foreign exchange rate losses	9
Other finance costs	11	13	9
Finance expenses	156	118	184
	143	105	180

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 - INCOME TAX EXPENSES (continued)

c.	Deferred income taxes

Balances of deferred tax asset (liability) in NIS millions are attributable to the following items:

Balance of deferred tax asset (liability) in respect of	As at January 1, 2015	Charged to the income statement	Charged to other comprehen-sive income	As at December 31, 2015	Charged to the income statement	Charged to other comprehensive income	Effect of change in corporate tax rate	As at December 31, 2016	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2017
Allowance for doubtful accounts	44	1		45	6		(6)	45	*		45
Provisions for employee rights	19	(4)	(1)	14	*	2	(2)	14	*	1	15
Depreciable fixed assets and software	(70)	17		(53)	13		5	(35)	8		(27)
Intangibles, deferred expenses and carry forward losses	7	15		22	(8)		(5)	9	7		16
Options granted to employees	1	2		3	4		(1)	6	*		6
Other	9	9		18	(18)		2	2	(2)		*
Total	10	40	(1)	49	(3)	2	(7)	41	13	1	55

* Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 - INCOME TAX EXPENSES (continued)

c.	Deferred income taxes (continued)

	New Israeli Shekels
	December 31,
	2016	2017
	In millions
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	87	80
Deferred tax assets to be recovered within 12 months	37	50
	124	130
Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	72	63
Deferred tax liabilities to be recovered within 12 months	11	12
	83	75
Deferred tax assets, net	41	55

d.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see (b) above), and the actual tax expense:

	New Israeli Shekels
	Year ended December 31
	2015	2016	2017
	In millions
Profit (loss) before taxes on income,
as reported in the income statements	(36)	88	135
Theoretical tax expense	(9)	22	32
Increase in tax resulting from disallowable deductions	7	11	8
Taxes on income in respect of previous years	7	(4)	(10)
Change in corporate tax rate, see (b) above		7
Temporary differences and tax losses for which no deferred income
tax asset was recognized			(9)
Other	(1)	*	*
Income tax expenses	4	36	21

 * Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25- INCOME TAX EXPENSES (continued)

e.	Taxes on income included in the income statements:

	New Israeli Shekels
	Year ended December 31
	2015	2016	2017
	In millions
For the reported year:
Current	37	31	44
Deferred, see (c) above	(40)	2	(4)
Effect of change in corporate tax rate on deferred taxes		7
In respect of previous year:
Current	7	(4)	(10)
Deferred, see (c) above			(9)
	4	36	21

f.	Tax assessments:

1)	The Company has received final corporate tax assessments through the year ended December 31, 2015. During 2017, the Company received final tax assessments for the years 2014 and 2015.

2)	A subsidiary has received final corporate tax assessments through the year ended December 31, 2013.

3)	As general rule, tax self-assessments filed by another two subsidiaries through the year ended December 31, 2012 are, by law, now regarded as final.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Key management compensation

Key management personnel are the senior management of the Company and the members of the Company's Board of Directors.

	New Israeli Shekels
	Year ended December 31
	2015	2016	2017
Key management compensation expenses comprised	In millions

Salaries and short-term employee benefits	23	22	21
Long term employment benefits	4	3	3
Employee share-based compensation expenses	4	17	11
	31	42	35

	New Israeli Shekels
	December 31,
	2016	2017
Statement of financial position items - key management	In millions

Current liabilities:	10	11
Non-current liabilities:	12	11

b.	In the ordinary course of business, key management or their relatives may have engaged with the Company with immaterial transactions that are under normal market conditions.

c.
Principal shareholder: On January 29, 2013, S.B. Israel Telecom Ltd. completed the acquisition of 48,050,000 ordinary shares of the Company and became the Company's principal shareholder. See also note 1(a). As of December 31, 2017 the principal shareholder held 49,862,800 ordinary shares including the shares issued in June 2017. See also note 21(a).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

d.	Associates – investment in PHI

Balances and transactions with PHI (see also note 9):

	New Israeli Shekels
	Year ended December 31
	2016	2017
	In millions
Cost of revenues	(2)	45

	New Israeli Shekels
	December 31,
	2016	2017
	In millions
Deferred expenses - Right of use	41	95
Current assets (liabilities)	(5)	(43)
Non-current assets (liabilities)		(7)

The Company provided a guarantee to PHI's debt in an amount of NIS 50 million.

NOTE 27 –EARNINGS (LOSS) PER SHARE

Following are data relating to the net income (loss) and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31
	2015	2016	2017
Profit (loss) used for the computation of
basic and diluted EPS (NIS in millions)	(40)	52	114

Weighted average number of shares used
in computation of basic EPS (in thousands)	156,081	156,268	162,733

Add - net additional shares from assumed
exercise of employee stock options and restricted
shared (in thousands)	0	1,828	1,804

Weighted average number of shares used in
computation of diluted EPS (in thousands)	156,081	158,096	164,537

Number of options and restricted shares not taken into
account in computation of diluted earnings per share,
because of their anti-dilutive effect (in thousands)	15,587	8,906	5,650

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