Form 20-F
period 2018-12-31
PARTNER COMMUNICATIONS CO LTD
filed 2019-03-27
CIK 1096691

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
ANNUAL REPORT
FILED PURSUANT TO SECTION 12, 13 or 15(d) OF THE
 SECURITIES EXCHANGE ACT OF 1934

As filed with the Securities and Exchange Commission on March 27, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

ORDINARY SHARES OF NIS 0.01 EACH 162,628,397

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

YES ☐          NO ☒

INTRODUCTION

As used herein, references to “we,” “our,” “us,” the “Group,” “Partner” or the “Company” are references to Partner Communications Company Ltd. and (i) its wholly-owned subsidiaries, Partner Future Communications 2000 Ltd., Partner Land-Line Communications Solutions LP, Partner Business Communications Solutions LP, Partner Communication Products 2016 LP, 012 Smile Telecom Ltd. ("012 Smile"), (ii) 012 Smile's wholly-owned subsidiary, 012 Telecom Ltd., (iii) PHI (as defined below), and (iv) a subsidiary in which we own a 51% interest, Iconz Holdings Ltd., except as the context otherwise requires. Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner of each of the limited partnerships.

Pursuant to a 15-year Network Sharing Agreement that the Company entered into with HOT Mobile Ltd. ("HOT Mobile") in November 2013, the parties created a 50-50 limited partnership, P.H.I. Networks (2015) Limited Partnership ("PHI"). Starting January 1, 2019, we began to account for PHI as a joint operation.  See “Item 4B.84B.8 OUR NETWORK ” and note 9 to our financial statements.

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

The Company currently provides telecommunications services in the following two segments: (1) cellular telecommunications services (“Cellular Services”) and (2) fixed-line communication services (“Fixed-Line Services”), which include: (a) Internet services including access to the internet through both fiber optics and wholesale broadband access; internet services provider (“ISP”) services; internet Value Added Services (“VAS”) such as cyber protection, anti-virus and anti-spam filtering; and fixed-line voice communication services provided through Voice Over Broadband (“VOB”); (b) Business solutions including Session Initiation Protocol ("SIP") voice trunks and Network Termination Point Services ("NTP") – under which the Group supplies, installs, operates and maintains endpoint network equipment and solutions, including providing and installing equipment and cabling, within a subscriber's place of business or premises, hosting services, transmission services, Primary Rate Interface (“PRI”) and other fixed-line communications solution services; (c) International Long Distance services (“ILD”): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services; and, as from 2017, (d) Television services over the Internet ("TV"). Sales of equipment include sales and leasing of telecommunications, audio visual and related devices including cellular handsets, phones, tablets, laptops, modems, data cards, domestic routers, servers, audio-visual devices and related peripherals, equipment and integration projects. Unless the context indicates otherwise, expressions such as “our business,” “Partner’s business” and “the Company’s business” or “industry” refer to both Cellular and Fixed-Line Services.

In this document, references to “$,” “US$,” “US dollars,” “USD” and “dollars” are to United States dollars, and references to “NIS” and “shekels” are to New Israeli Shekels. We maintain our financial books and records in shekels. This annual report contains translations of NIS amounts into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this annual report as convenience translations could have been or could be converted from NIS into US dollars at these rates, at any particular rate or at all. The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on December 31, 2018, of NIS 3.748 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

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

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

3A.          Selected Financial Data

Our consolidated financial statements for the years ended December 31, 2014, 2015, 2016, 2017 and 2018, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The tables below at and for the years ended December 31, 2014, 2015, 2016, 2017 and 2018, set forth selected consolidated financial data under IFRS. The selected financial information is derived from our consolidated financial statements, which have been audited by Kesselman & Kesselman, our independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited. The audited consolidated financial statements at December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018, appear at the end of this report.

	Year ended December 31,
	2014	2015	2016	2017*	2018*	2018*
	New Israeli Shekels in millions (except per share data)					US$ in millions(1)

Consolidated Statement of Income Data

Revenues, net	4,400	4,111	3,544	3,268	3,259	870

Cost of revenues	3,419	3,472	2,924	2,627	2,700	720

Gross profit	981	639	620	641	559	150

Selling and marketing expenses	438	417	426	269	293	78
General and administrative expenses	154	160	181	144	148	39
Credit losses	39	63	82	52	30	8
Income with respect to Settlement agreement with Orange	-	61	217	108
Other income, net	50	47	45	31	28	7

Operating profit	400	107	193	315	116	32

Finance income	3	13	13	4	2	1
Finance expenses	162	156	118	184	55	16
Finance costs, net	159	143	105	180	53	15

Profit (loss) before income tax	241	(36)	88	135	63	17

Income tax expenses	79	4	36	21	7	2

Profit (loss) for the year	162	(40)	52	114	56	15

Earnings (loss) per ordinary share and per ADS

Basic:	1.04	(0.26)	0.33	0.70	0.34	0.09

Diluted:	1.04	(0.26)	0.33	0.69	0.34	0.09

Weighted average number of shares outstanding (in thousands)

Basic:	155,802	156,081	156,268	162,733	165,979	165,979
Diluted (for calculation above):	156,400	156,081	158,096	164,537	166,962	166,962

(*) The results at and for the years ended December 31, 2017 and December 31, 2018, include the impact of the adoption of IFRS 15 with effect as of January 1, 2017. See “Item 5A.1j IFRS 15 Revenue from Contracts with Customers – change in accounting policy" and also "Item 5A.3 RESULTS OF CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2017, COMPARED TO THE YEAR ENDED DECEMBER 31, 2016".

	Year ended December 31,
	2014	2015	2016	2017*	2018*	2018*
	New Israeli Shekels in millions (except per share data)					US$ in millions (1)

Other Financial Data

Capital expenditures (2)	434	271	202	417	499	133

Adjusted EBITDA (3)	1,096	876	834	917	722	193

Statement of Cash Flow Data

Net cash provided by operating activities	951	922	945	973	625	167

Net cash used in investing activities	(431)	(356)	(639)	(72)	(351)	(94)

Net cash used in financing activities	(338)	(303)	(516)	(750)	(725)	(193)

Balance Sheet Data (at year end)

Current assets	1,817	2,185	2,339	2,009	1,254	335

Non current assets	3,679	3,341	2,858	2,709	2,722	725

Property and equipment	1,661	1,414	1,207	1,180	1,211	323

License and other intangible assets	1,079	956	793	697	617	164

Goodwill	407	407	407	407	407	109

Deferred income tax asset	14	49	41	55	38	10

Total assets	5,496	5,526	5,197	4,718	3,976	1,060

Current liabilities (4)	1,385	1,765	1,607	1,811	1,150	307

Long-term liabilities (4)	3,072	2,741	2,479	1,473	1,420	378

Total liabilities	4,457	4,506	4,086	3,284	2,570	685

Shareholders’ equity	1,039	1,020	1,111	1,434	1,406	375

Total liabilities and shareholders’ equity	5,496	5,526	5,197	4,718	3,976	1,060

(*) The results at and for the years ended December 31, 2017 and December 31, 2018, include the impact of the adoption of IFRS 15 with effect as of January 1, 2017. See “Item 5A.1j IFRS 15 Revenue from Contracts with Customers – change in accounting policy" and also "Item 5A.3 RESULTS OF CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2017, COMPARED TO THE YEAR ENDED DECEMBER 31, 2016"".

(1)
The NIS figures at December 31, 2018, and for the period then ended have been translated throughout this annual report into dollars using the representative exchange rate of the dollar at December 31, 2018 (USD 1 = NIS 3.748). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars. See also “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

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

The tables below at and for the years ended December 31, 2014, 2015, 2016, 2017 and 2018, set forth a reconciliation between Profit (Loss) and Adjusted EBITDA.

	Year ended December 31,
	2014	2015	2016	2017*	2018*	2018*
	New Israeli Shekels in millions					US$ in millions (1)

Reconciliation Between Profit (Loss) and Adjusted EBITDA
Profit (Loss)	162	(40)	52	114	56	15
Depreciation and amortization expenses	689	753	595	580	592	158
Finance costs, net	159	143	105	180	53	15
Income tax expenses	79	4	36	21	7	2
Other (**)	7	16	46	22	14	3
Adjusted EBITDA (2)	1,096	876	834	917	722	193

(*)
The results at and for the years ended December 31, 2017 and December 31, 2018, include the impact of the adoption of IFRS 15 with effect as of January 1, 2017. See "Item 5A.1j IFRS 15 Revenue from Contracts with Customers – change in accounting policy" and also "Item 5A.3 RESULTS OF CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2017, COMPARED TO THE YEAR ENDED DECEMBER 31, 2016".

(**)	Mainly amortization of employee share based compensation.

(1)
The translations of NIS amounts into US dollars appearing throughout this annual report have been made at the exchange rate on December 31, 2018, of NIS 3.748 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

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

	At December 31,
	2016	2017	2018

Cellular Industry Data

Estimated population of Israel (in millions) (1)	8.6	8.8	9.0
Estimated Israeli cellular telephone subscribers (in millions) (2)	10.3	10.4	10.6
Estimated Israeli cellular telephone penetration (3)	120%	120%	118%

	Year ended December 31,
	2014	2015	2016	2017	2018

Partner Data
Cellular subscribers (000’s) (at period end) (4) (5).	2,837	2,718	2,686	2,662	2,646
Pre-paid cellular subscribers (000’s) (at period end) (4)	705	562	445	354	285
Post-paid cellular subscribers (000’s) (at period end) (4) (5)	2,132	2,156	2,241	2,308	2,361
Share of total Israeli cellular subscribers (at period end) (6)	28%	27%	26%	25%	25%
Average monthly revenue per cellular subscriber including roaming (“ARPU”) (NIS) (7)	75	69	65	62	58
Churn rate for cellular subscribers (8)	47%	46%	40%	38%	35%
Number of TV subscribers (000’s) (at period end) (9)				43	122
Estimated cellular coverage of Israeli population (at period end) (10)	99%	99%	99%	99%	99%
Number of employees (full time equivalent) (at period end) (11)	3,575	2,882	2,686	2,797	2,782

(1)	The population estimates are as published by the Central Bureau of Statistics in Israel as of December 31, 2018.

(2)
We have estimated the total number of Israeli cellular telephone subscribers based on Partner subscriber data as well as information contained in published reports and public statements issued by operators and data regarding the number of subscribers porting between operators.

(3)
Total number of estimated Israeli cellular telephone subscribers expressed as a percentage of the estimated population of Israel. The total number of estimated cellular telephone subscribers includes dormant subscribers as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers, as well as SIM cards used in modems, datacards and other cellular devices.

(4)
In accordance with general practice in the cellular telephone industry, we use the term “subscriber”, unless the context otherwise requires, to indicate a subscription that provides access to the PSTN using cellular technology, rather than either a bill-paying customer who may have a number of subscriptions, or a cellular device user who may share the device with a number of other users. Subscribers include customers of both post-paid and pre-paid services under the Partner and 012 Mobile brands, and also include subscribers to dedicated data packages for use with data cards or USB modems. A pre-paid subscriber is recognized as such only following the actual use of his pre-paid SIM card and only once they have generated revenues in the amount of at least one shekel (excluding VAT).

In view of the expected growing impact of M2M (machine to machine) activity on our business, as from Q4 2018, M2M subscriptions are included in the post-paid subscriber base on a standardized basis, according to which the number of M2M subscriptions included is calculated by dividing total revenues from M2M subscriptions by the average revenue from a dedicated data package subscriber for the relevant period.  This change had the effect of increasing the post-paid subscriber base at December 31, 2018, by approximately 34,000 subscribers.

References to the number of subscribers are stated net of subscribers who leave or are disconnected from the network, or who have not generated revenue for the Company for a period of over six consecutive months ending at a reporting date.

(5)	The number of post-paid subscribers for 2017 was retrospectively decreased by approximately 12,000 subscribers related to an amendment in the large business customer subscriber base.

(6)	Total number of Partner subscribers expressed as a percentage of the estimated total number of Israeli cellular subscribers.

(7)
We have calculated our average monthly revenue per cellular subscriber by (i) dividing, for each month in the relevant year, the total cellular segment service revenues during the month by the average number of our cellular subscribers during that month, and (ii) dividing the sum of all such results by the number of months in the relevant period. The impact on ARPU for 2018 of the inclusion of M2M subscriptions in the subscriber base starting in Q4 2018 was negligible.  (See Note 4 above.)

(8)
We define the “churn rate” as the total number of cellular subscribers (excluding M2M subcriptions) who disconnect from our network, either involuntarily or voluntarily, in a given period expressed as a percentage of the average of the number of our subscribers at the beginning and end of such period. Our churn rate includes subscribers who have not generated revenue for us for a period of the last six consecutive months ending at a reporting date. This includes cellular subscribers who have generated minute revenues only from incoming calls directed to their voice mail. Involuntary churn includes disconnections due to non-payment of bills or suspected fraudulent use, and voluntary churn includes disconnections due to subscribers terminating their use of our services.

(9)
TV subscribers – active subscriptions to Partner TV, each of which may have a number of users. TV subscribers includes subscriptions within time-limited trial periods without charge to the customer. Partner TV was launched in 2017.

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

(11)
A full-time employee is contracted to work a standard 182 hours per month. Part-time employees are converted to full-time equivalents by dividing their contracted hours per month by the full-time standard. The result is added to the number of full-time employees to determine the number of employees on a full-time equivalent basis.

Exchange Rate Data

On December 31, 2018, the exchange rate was NIS 3.748 per US$1.00 as published by the Bank of Israel. Changes in the exchange rate between the shekel and the US dollar could materially affect our financial results.

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

3D.1a           If the Ministry of Communications fails to enforce its fixed-line wholesale market reforms on Bezeq and HOT Telecom, or if it fails to prevent Bezeq or HOT Telecom from lowering their retail prices for fixed-line services and thereby narrowing our margin in this segment, our business and results of operations may be materially adversely affected.

In the past, the Ministry of Communications (the “MoC”) has failed to enforce its fixed-line wholesale market reforms ("Wholesale Market Reform") on Bezeq-The Israel Telecommunication Corp., Ltd. ("Bezeq") and HOT Telecom LP ("HOT Telecom"), the two largest wireline infrastructure operators in Israel. See "Item 3D.2c Competition resulting from the full service offers by telecommunications groups and additional entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, may continue to cause a further decrease in tariffs and an increase in subscriber acquisition and retention costs, and may continue to reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations. “ and "Item 4B.12e - iv The Ministry of Communications policy regarding the fixed-line telecommunications sector".

MoC policy and decisions regarding the Wholesale Market Reform (Bit Stream Access (BSA), fixed-line telephony and passive infrastructures, see "Item 4B.12e - iv The Ministry of Communications policy regarding the fixed-line telecommunications sector") have not been effectively enforced by the MoC since May 2015. If the MoC fails to enforce the most important components of its wholesale market reform, or if it rolls back (partially or in-whole), or fails to enforce, its decisions regarding wholesale access to HOT Telecom's network, or adopts other regulation unfavorable to companies, such as Partner, which must rely on the two wholesale suppliers for access to their fixed line networks, such actions may negatively affect our business and results of operations.

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

 For further information regarding this risk, see “Item 4B.12e - iv The Ministry of Communications policy regarding the fixed-line telecommunications sector”.

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

Bezeq’s license provides that it maintain structural separation between itself and its subsidiaries (Pelephone, DBS broadcasting and Bezeq International). This requires, inter alia, that Bezeq keep its management, assets and employees fully segregated from those of its subsidiaries.

In order to provide an incentive for Bezeq to implement the wholesale market, the MoC’s policy regarding the fixed-line telecommunications sector provided that if Bezeq voluntarily implements a wholesale market, then the MoC may consider certain leniencies or abolishing the structural separation between Bezeq and each of its subsidiaries (according to terms set out in the policy document). See see “Item 4B.12e - iv The Ministry of Communications policy regarding the fixed-line telecommunications sector”. Since Bezeq did not voluntarily implement a wholesale market (and remains in breach of many of its obligations under MoC policy to this day), we believe that the incentive the MoC envisioned in order to promote such action is no longer relevant.

According to its public disclosure in February of 2018, Bezeq sent the MoC a letter demanding that it cancel the structural separation between Bezeq and each of its subsidiaries immediately. According to further public disclosure filed by Bezeq during November 2018 on this subject, the MoC replied to Bezeq that it is considering all options regarding the structural separation of the Bezeq and HOT groups. In February 2019, Bezeq filed a petition to the High Court of Justice against the MoC for immediate cancellation of the structural separation within the Bezeq Group.

If the MoC removes the structural separation provisions applicable to Bezeq before we have firmly established ourselves in the fixed-line telecommunications services market (in both fixed-line telephony, passive infrastructures and broadband) and the multi-channel TV market, Bezeq and HOT may be able to offer bundled services more effectively than us, and thereby gain a competitive advantage which could adversely affect our results of operations.

The current structural separation provisions also require Bezeq to equally market all ISPs (internet service providers) when selling service bundles which include its infrastructure services and ISP services. Bezeq has failed to provide the relevant ISPs with the customer information required to continue service provision once Bezeq stops billing for the ISPs (after the first year of the bundle). If the MoC fails to enforce its decisions on this matter, this may adversely affect our results of operations.

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

If and when the network sharing will end, we will need to split the shared network with HOT Mobile and the resources, time and expense it may take to have our own network on a nation-wide coverage, may be substantial and could materially harm our business and results of operations at such time. See also "Item 3D.2f If the network sharing agreement entered into with HOT Mobile is unilaterally terminated by HOT Mobile earlier than we expect, we will be required to split the shared network with HOT Mobile and the resources, time and expense it may take us to have our own network in a nationwide coverage, would be substantial and could also materially harm our business and the results of operations at such time." and “Item 4B.8a Overview - Cellular Network Sharing Agreement”.

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

The State (through the MoC and/or the Council for Cable and Satellite Broadcasting) may impose regulations on nascent TV content services which are provided over the Internet ("OTT") and which are currently unregulated. The MoC has recently published a draft bill which proposes that OTT services will be regulated in stages, according to annual income of the relevant operator (the “Draft Bill”). According to the Draft Bill, no regulation will be imposed on local OTT services with an annual income of less than NIS 350 million. Our annual income from local OTT services is not expected to exceed such a level in 2019.

If the State places burdensome regulations on our OTT services (such as a requirement to invest a percentage of our income from this activity in original productions), this might increase our costs, raise the cost of operations in this segment and, if applied only to Israeli OTT providers, place us at a competitive disadvantage, in each case with potential negative effects on our business and results of operations.

3D.1g          The deployment of our fiber-optic based infrastructure is dependent on effective enforcement by the Ministry of Communications of its reform enabling us to use a competitor’s cable ducts and other passive infrastructure elements.

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

Bezeq has not abided by some of its main obligations under the relevant MoC reform. For example, Bezeq has attempted to charge us fees for actions which the relevant MoC decision expressly states are to be performed at no charge. During October 2018, the MoC published a draft of a new service portfolio which will require all wireline infrastructure operators to allow access to their passive infrastructure elements.

If the MoC fails to effectively enforce its reform in this matter against Bezeq, the future progress of this project and our business and results of operations may be materially and adversely affected.

3D.1h          Recent legislation and the evolving legal environment regarding privacy protection, which has and may continue to impose a heavier regulatory burden on us, could negatively affect our business and results of operation.

Recent data protection regulations, which became effective in May 2018, impose wide obligations with respect to data privacy protection. Our business requires us to hold and use certain personal data of our customers, and we believe we are in compliance with all currently applicable laws, regulations, policies and legal obligations, although they are all subject to interpretation and change. However measures we have implemented in order to protect our customers' data may not result in full compliance with applicable laws and regulations. In addition, measures to ensure compliance may require us to invest additional modifications to our solutions to comply with such regulations and might delay offerings of new products and services.

If we fail or are unable to comply with applicable privacy and data security laws, regulations, self-regulatory requirements or industry guidelines, or our terms of use with our customers, we may be subject to penalties, fines, legal proceedings by governmental entities or other enforcement actions, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure, any of which could materially and adversely affect our business and our results of operations.

3D.1i          We are subject to monitoring and enforcement measures by the Ministry of Communications and other relevant authorities, which may adversely affect our business and results of operations.

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

3D.1j          Potential future regulation of roaming services may decrease our roaming revenues and negatively affect our income.

In August 2014, the Ministry of Communications published a hearing aimed at increasing competition in roaming services abroad and which suggested adopting various measures intended to improve transparency and limit subscriber payments for roaming services. Adoption of such measures might decrease our roaming revenues and negatively affect our income. See "Item 4B.12e - iii Hearings and Examinations".

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

For the reasons described in further detail below, we have had difficulties obtaining some of the building permits required for the erection and operation of our network sites. As of December 31, 2018, less than 10% of our network sites were operating without local building permits or exemptions which, in our opinion, are applicable. In addition, some of our network sites are not built in full compliance with the applicable building permits.

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

Uncertainties under National Building Plan 36. Since June 2002, following the approval of the National Building Plan 36 (the “Plan”), which regulates network site construction and operation, building permits for our network sites (where required) have been issued in reliance on the Plan. Several local planning and building authorities have questioned the ability of Israeli cellular operators to receive building permits, in reliance on the Plan, for network sites operating in frequencies not specifically detailed in the frequency charts attached to the Plan. In a number of cases, these authorities have refused to grant building permits for network sites, claiming that frequencies are not included in the Plan.  In April 2018, a ruling was given by the Haifa District Court, which accepted the position of the cellular companies that in accordance with the Plan, network sites may be approved even if these sites are operating in frequencies not specifically detailed in the frequency charts attached to the Plan. This ruling was appealed to the Supreme Court and the appeal is still pending. In October 2018, a ruling was given regarding the same network site by another judge in the Haifa District Court, which ruled that it is not possible to approve network sites that do not match the frequency table. The cellular companies appealed this ruling to the Supreme Court and the appeal is still pending.

In the framework of the legal proceedings conducted by the Haifa District Court regarding this issue, the State's position was that network sites in accordance with the Plan may be approved even if they are not included in the frequency chart.

 If a future court ruling determines that building permits cannot be issued for network sites operating in frequencies not specifically detailed in the frequency charts attached to the Plan, this could have a material adverse effect both on our ability to erect new sites as well as on our existing sites.

The Plan is in the process of being changed. See “Item 4B.12h Network Site Permits”.

Uncertainties regarding the validity of exemptions for wireless access devices. We have set up several hundred small communications devices, called wireless access devices, pursuant to a provision in the Telecommunications Law which exempts such devices from the need to obtain a building permit. A claim was raised that the exemption does not apply to cellular communications devices and the matter reached first instance courts a number of times, resulting in conflicting decisions. This claim is included in an application to certify a class action filed against the three principal Israeli cellular operators. In May 2008, a district court ruling adopted the position that the exemption does not apply to wireless access devices. We, as well as our competitors, filed a request to appeal this ruling to the Supreme Court. In May 2008, the Attorney General filed an opinion regarding this matter stating that the exemption does apply to wireless radio access devices under certain conditions. Two petitions were filed with the High Court of Justice in opposition to the Attorney General’s opinion. In October 2018, the Attorney General submitted a request to dismiss the petitions on the grounds that the matter of network sites has been regulated by regulations. In December 2018, the Supreme Court and the High Court of Justice dismissed the two petitions and accepted the appeal filed by us as well as our competitors against the district court ruling. See “Item 4B.12h Network Site Permits”. In December 2017, the Knesset Economics Committee discussed a new version of the regulations passed by the Minister of Finance in coordination with the other relevant government ministries. In May 2018, the Economics Committee approved the new regulations which were published in October 2018. According to the provisions of the regulations that were approved, in order to establish a new wireless access device, a short process of licensing is required before the committee engineer, which could constitute a significant obstacle to obtaining such approval. If approval is not obtained, or is substantially delayed, our network capacity and coverage would be negatively impacted, which could have an adverse effect on our revenue and results of operations.

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

As of December 31, 2018, we have provided local authorities with 490 indemnification undertakings. These indemnifications expose us to risks which are difficult to quantify or mitigate and which may have a material adverse effect on our financial conditions and results of operations, if we are required to make substantial payments in connection therewith. In addition, the requirement to provide indemnification in connection with new building permits may impede our ability to obtain building permits for existing network sites or to expand our network with the erection of new network sites. The indemnification requirement may also cause us to change the location of our network sites to less suitable locations or to dismantle existing network sites, which may have an adverse effect on the quality and capacity of our network coverage.

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

3D.1m          Potential future regulation of the ILD market may decrease our revenues from international calls and adversely affect our income.

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

3D.1n          The Ministry of Communications has indicated its intent to reduce or cancel mobile interconnection charges, which would negatively affect our income.

An MoC economic opinion published in February 2013, included a recommendation for a further reduction of cellular call and SMS interconnect tariffs towards the end of 2016. Such a reduction may negatively affect our business and results of operations. In February 2017, the MoC notified the cellular companies that due to other priorities, it does not intend to pursue this task at this time. A recent economic opinion commissioned by the MoC has recommended that interconnection charges be cancelled.

3D.1o          We can only operate our business for as long as we have licenses from the Ministry of Communications.

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

3D.1p          Our mobile telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. Ensuring compliance with these obligations and restrictions may be outside our control, and may limit our ability to raise new equity capital.  If the obligations or restrictions are not respected by our shareholders, we could lose our license.

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

3D.2          RISKS RELATING TO OUR BUSINESS OPERATIONS

3D.2a          Largely as a result of substantial and continuing changes in our regulatory and business environment, our operating results and profitability have decreased significantly in the past five years, with a loss for 2015.  In 2018 we earned profits of NIS 56 million (US$ 15 million) compared with profits of NIS 114 million for 2017. Under the assumption that existing trends and the current business environment continue, our operating results are likely to continue to decline in 2019 and possibly beyond, which is likely to adversely affect our financial condition.

 Our revenues in 2018 were NIS 3,259 million (US$ 870 million), approximately unchanged from NIS 3,268 million in 2017 and a decrease of 8% from NIS 3,544 million in 2016. However, the Company recorded a profit in 2018 of NIS 56 million (US$ 15 million), compared with a profit in 2017 of NIS 114 million. The principal factor leading to the overall decline in operating results over the past several years has been the intense competition resulting largely from regulatory developments intended to enhance competition in the Israeli communications market. These developments have caused, over the past several years, (i) significant price erosion in cellular services due to heightened competition from new entrants in the Israeli cellular market, (ii) a decrease in our cellular subscriber base and market share, and (iii) a decrease in gross profits from equipment sales.

Under the assumption that existing trends and the current business environment continue, these factors are likely to continue to negatively impact our business through 2019 and possibly beyond. As a result, our financial condition is likely to be adversely affected, thereby increasing the risk of a substantial impairment in the value of our telecommunications assets. See also “Item 5D.2 Outlook”.

3D.2b          Our level of indebtedness could adversely affect our business, profits and liquidity. Furthermore, difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness.

As of December 31, 2018, total borrowings and notes payables amounted to NIS 1,366 million (US$ 364 million), compared to NIS 1,923 million as of December 31, 2017. See also “Item 5B.4 Total net financial debt ”. The terms of the Company’s borrowings and notes payable require the Company to comply with financial covenants and other stipulations for existing borrowings. The existing borrowing agreements allow the lenders to demand an immediate repayment of the borrowings in certain events (events of default), including, among others, a material adverse change in the Company’s business and non-compliance with the financial covenants set in those agreements. Furthermore, although the Company has entered into agreements for deferred notes payable issuance commitments in a total amount of NIS 226.75 million (US$ 60 million), these agreements allow the lenders to not provide the notes payable should any of the events of default defined for our existing debt occur prior to the date for providing the notes payable. These events of default include non-compliance with the financial covenants, as well as other customary terms. See “Item 5B.2 Long-Term Borrowings ”.

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

Our indebtedness could also adversely affect our financial condition and profitability by, among other things:

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

Entrance of the sixth facility-based operator. Following the 4G tender results, Marathon 018 Xfone Ltd. ("Xfone") gained one band of 5 MHz in the 1800 range, allowing it to share its frequencies with other operators and share their network (as part of a network sharing agreement). Xfone entered the market in April 2018. Cellcom, Golan and Xfone have reached a network sharing agreement which has been approved by the Anti-Trust Commissioner and the Ministry of Communications. This agreement has enabled Xfone to enter the market as the sixth facility-based operator, which has further increased competition levels in the cellular market, thus negatively affecting our results of operations.

The acquisition of Golan Telecom by Electra, which was approved by the Anti-Trust Commissioner under certain conditions and by the MoC, might increase competition in the cellular market. Electra's retail business allows it access to a wide customer base and distribution network which enables it to offer attractive package prices to their customers. Furthermore, the terms under which the acquisition of Golan by Electra has been approved by the relevant regulators may also affect our ability to compete. See "Item 3D.1d- Network sharing and similar agreements entered into by our competitors".

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

Because the Bezeq Group and the HOT Group operate their own nationwide broadband internet access and transmission infrastructures, they do not depend on any third party for broadband internet access. Partner and other telecommunications services providers who do not have their own nationwide independent broadband internet access infrastructure, are unable to independently provide these services to most households, and are dependent on Bezeq and HOT in providing these services, substantially limiting their ability to compete.

Entry into the fixed-line infrastructure market. In August 2017, we announced the commencement of the commercial phase and acceleration of our independent fixed-line infrastructure deployment using fiber optics. Entry into this market entails significant long-term investments associated with infrastructure deployment, for which a postive return on capital is not expected in the short term. As a result, our results of operations may be adversely affected. In addition, our entrance into this market may accelerate the entry of Bezeq and other competitors into this market, deploying their own fiber infrastructures and activating existing ones, all of which might reduce or limit our market penetration.

Furthermore, entry into new markets (e.g. television services, fixed-line infrastructure) may further intensify price competition in the cellular and fixed-line markets which may have an adverse effect on our results of operations.

Israel Broadband Company (IBC). In August 2013, the Minister of Communications granted Israel Broadband Company (2013) Ltd. (“IBC”), a general license for the provision of fixed-line telecom services (infrastructure) and for the establishment of a nationwide optic fiber network using the Israeli Electric Company’s infrastructure. IBC has launched a web portal in which it offers ISP services to end-users (through agreements with selected ISPs). The variety of suppliers, immediate choice, and ability to quickly switch suppliers may commoditize the ISP segment and negatively impact our revenues and profits. IBC was also granted a special license for the provision of domestic fixed-line data communication. According to local media reports, IBC is permitted under its special license to provide its services to large business customers. Entry of IBC into the large business segment of the ISP market may increase competition in this segment and erode our market share, which may negatively affect our results of operation. On March 13, 2019, Cellcom reported entering into definitive agreements for investment in IBC and indefeasible right of use in IBC's fiber optic infrastructure and a term sheet for the sale of fiber optic infrastructure in residential areas to IBC, which are subject to regulatory approvals. In August 2018, the MoC announced its decision to allow IBC to apply for a new license, thereby replacing its universal deployment obligation with an obligation to reach only 40% of Israel's households within 10 years from the grant of such license. However, the MOC did not require IBC to pay back the NIS 150 million grant which it received from the State in order to incentivize its (now cancelled) universal deployment. Such discriminatory treatment of Partner (which was not granted with similar incentives), may place us at a competitive disadvantage and adversely effect on our results of operations.

Sale of handsets and other equipment. Competition in the market for handsets and other equipment including tablets, laptops, audio-visual devices and other related equipment sold by the Company is high and may increase, which may affect our results of operation.

Competition in Roaming Services. Some of our competitors may be able to obtain lower roaming rates than us either since they have larger call volumes or through their affiliations with other international cellular operators. Some competing service providers use alternative technologies for roaming that bypass the existing method of providing roaming services. Further competition in roaming services (both inbound and outbound) has arisen and may arise in the future from other telecommunication operators and new technologies that allow subscribers to use global SIM cards and pure internet and App- based services such as Skype, Viber and WhatsApp, as well as other operators' products which use VoIP applications. In addition, some cellular operators market plans that, in addition to calls, SMS and internet, include roaming services to set lists of countries. Such services and plans may further increase competition levels in roaming services, thus negatively affecting our results of operations.

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

3D.2d          Our operations in the television services market entail risks and costs, and may not contribute to profits in 2019.

Providing television services necessarily entails costs, including capital and operating expenditures related to the establishment of the infrastructure of our technological content management system, which supports our television service, and costs of wholesale access to fixed-line infrastructure, television technicians, the content management team, service and sales, licensing and distribution rights and the purchase of other equipment (e.g. Set top boxes).

Our television services also require continued access to premium content. If we fail to secure and maintain the rights to premium content, our ability to continue to expand our customer base may be limited and our results of operations may be negatively affected.

Our television services are provided over the internet. Due to the fact that most of our television subscribers are also subscribers to our wholesale internet infrastructure service, any growth in the volume of data such television subscribers (as well as ISP and wholesale market subscribers) consume during peak hours translates into an increase in the payment we have to pay to the infrastructure holders for access to their infrastructure. If such growth exceeds our estimations this may increase our costs and negatively affect our results of operations.

According to Bezeq's immediate report, in March of 2019, the Board of Directors of DBS Satellite Services (1998) Ltd. (a wholly owned subsidiary of Bezeq, "yes") approved a plan for a migration from satellite based broadcasting to broadcasting over the internet (OTT). According to its immediate report on this issue, yes’s plan involves a gradual long-term process which is expected to span over several years. Since yes is indifferent to the cost of access to the internet infrastructure (unlike operators which provide wholesale internet infrastructure service, such as Partner) the move to OTT services will reduce its costs and provide it with a competitive advantage over Partner and other OTT providers which are required to pay for infrastructure access.

In addition, our entry into a market which is controlled by two dominant competitors, as well as the competition we face from additional existing and potential competitors, may cause us unexpected increased costs in content, sales and marketing, as part of our goal to continue to expand our customer base for television services.

Such an increase in our costs would have a further negative impact on our EBITDA and results of operations.

In 2018, the contribution of television services to profits was negative. The contribution may continue to be negative in 2019.

3D.2e           Our revenues from the pre-paid subscriber base have decreased over the last few years and may continue to decrease as a result of the increased competition in the market.

Over the last few years, our revenues from the cellular pre-paid subscriber base have decreased, mainly as a result of a decrease in the number of pre-paid subscribers. Service revenues from cellular pre-paid subscribers totaled NIS 114 million (US$ 30 million) in 2018 compared with NIS 146 million in 2017, a decrease of 19%, and with NIS 180 million in 2016. The principal factors leading to this continued decline over the past few years  in the pre-paid subscriber base have been the decline in pricing of unlimited post-paid plans and therefore the relative attractiveness of those plans compared to the pre-paid plans.  In addition, there has been increased competition in the pre-paid market due to the entrance of new operators. If this trend continues, revenues from pre-paid subscribers will continue to decline.

3D.2f          If the network sharing agreement entered into with HOT Mobile is unilaterally terminated by HOT Mobile earlier than we expect, we will be required to split the shared network with HOT Mobile and the resources, time and expense it may take us to have our own network in a nationwide coverage, would be substantial and could also materially harm our business and the results of operations at such time.

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

3D.2g          Continued increases in the level of competition may bring further downward pressure on prices, which has caused us in the past, and might cause us in the future, to recognize substantial impairment in the value of our assets.

At December 31, 2015, we recorded an asset impairment of NIS 98 million for the fixed-line business in the ISP/VOB CGU. See "Item 5A.1f Impairment of Fixed-Line Assets and Goodwill ".

Continued increases in the level of competition for cellular or fixed-line services may bring further downward pressure on prices which may require us to perform further impairment tests of our assets. Such impairment tests may lead to recording additional significant impairment charges, which could have a material negative impact on our operating and net profit.

3D.2h          Equipment failures, system failures, natural disasters and hostile events such as acts of war, terror or cyber-attacks may materially adversely affect our results of operations.

Our ability to provide ongoing services to our subscribers, bill for services rendered and protect company and subscriber data are all vulnerable to various types of risks.

Such risks may include equipment failures, network and infrastructure failures, computer and IT system failures, transmission outages, spectral interferences, third-party systems and networks, natural disasters (such as fire, extreme weather and earthquakes), hostile events (such as acts of war, terror-attacks, see “Item 3D.2r The political and military conditions in Israel may adversely affect our financial condition and results of operations.”), cyber-attacks and data breaches whether by employees or other third parties. If any such events do occur, they could have a material adverse effect on our operations.

System upgrade and moving into virtualized architecture of the network. During 2019 and 2020, we will be upgrading our LTE mobile core network into a virtualized solution provided by Mavenir Systems Limited. See "Item 10C Material Contracts". During the upgrade, we plan to operate our existing Ericsson network and the new Mavenir network in parallel to aid in the transition to the upgraded network until all phases of the upgrade are completed. During the upgrade we will experience an increased risk of major system or business disruptions. Interruptions and/or failure of this upgraded network could disrupt our operations and impact our ability to provide our services, retain customers, attract new customers, or negatively impact overall customer experience, damage our reputation and result in legal proceedings and as a result might adversely affect our business and results of operations.

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

If despite such efforts, we are unable to provide some or all of the telecommunications services to a substantial portion of our customers, whether temporarily or for an extended period of time, or if data of our customers and others is lost or accessed by third parties, we may be exposed to legal claims and liability, we may be found to be in breach of our legal obligations towards our customers, our brand and reputation may be damaged, we may suffer a loss of customers, our ability to attract new customers may be impaired, and we may be required to compensate our customers. Such eventualities may negatively affect our business, and our short- and long- term results of operations may be materially adversely affected. Furthermore, we cannot be sure that the insurance policies we have subscribed with respect to cyber risk will adequately cover or include the damage or losses resulting from successful cyber attacks.

3D.2i          We depend on a limited number of suppliers and vendors for key equipment and services. Our results of operations could be adversely affected if our suppliers and vendors fail to provide us with needed services and adequate supplies of network equipment, handsets and other devices or maintenance support on a timely basis.

Network suppliers. We purchased our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software, from Ericsson. In October 2010, we entered into an agreement with Ericsson for the upgrade and modernization of our networks and the deployment of our fourth generation network in Israel. The initial term of the agreement ended on December 31, 2014. We extended, with certain modifications, the maintenance period by additional periods until the end of 2019. See “Item 4B.8g Suppliers”. We are therefore, as a practical matter, materially dependent on Ericsson as our sole vendor for our UMTS network. In January 2019, we entered into an agreement with Mavenir Systems Limited for the upgrade and improvement of the performance of our LTE network, which will gradually reduce our reliance on Ericsson.  See "Item 3D.2h Equipment failures, system failures, natural disasters and hostile events such as acts of war, terror or cyber-attacks may materially adversely affect our results of operations. and "Item 10C Material Contracts".

Handset and other equipment suppliers. We purchase the majority of our handsets and other equipment from a limited number of suppliers.

TV equipment and services. We purchase our TV set top boxes and application each from a single supplier and we purchase the rights to distribute sports content from a limited number of suppliers.

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

3D.2j          The unionization of our employees has negatively affected and may continue to negatively affect our financial results.

The collective employment agreements that we signed on March 13, 2016 and on December 12, 2016 with the employees' representatives and the Histadrut, the labor union representing the Company’s employees, and that were valid for a period of three years (2016-2018) were renewed. Accordingly, the renewed agreement is valid from January 1, 2019 for a period of three years until December 31, 2021, except for the provisions regarding salary increases, which are valid for a period of one year (2019) and will be renegotiated for years 2020-2021 towards the end of 2019. Similar to the previous agreements, the organizational chapter includes, among others, provisions regarding manning and changing of positions, termination of employment and tenure and the economic chapter includes, among others, provisions regarding terms of employment, benefits and welfare. See "Item 6D Employees".

The unionization of our employees may lead to disruptions in our operations or cause work stoppages and has limited management’s flexibility to efficiently run our business and adjust operations to market conditions, including the ability to execute organizational and personnel changes. It has resulted in increased costs and negatively affected our financial results, and may continue to do so in the future.

3D.2k          Our purchase commitments pursuant to our non-exclusive agreement with Apple for the purchase and resale of iPhone handsets in Israel may adversely affect our financial results.

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

3D.2l          Unanticipated growth in subscriber demand for cellular data may require us to make additional investments and to modify certain products or services.

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

3D.2m          We could be subject to legal claims due to discrepancies between our marketing offerings and the bills processed by our information systems.

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

3D.2n          Actual and alleged health risks related to network sites and the use of mobile telecommunications devices, including handsets, could have a material adverse effect on our business, operations and financial condition.

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

3D.2p          We are exposed to, and currently engaged in, a variety of legal proceedings, including class actions and requests to approve lawsuits as class actions.

In addition to a number of legal and administrative proceedings arising in the ordinary course of our business, we have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure. These proceedings may result in civil liabilities or criminal penalties against us or our officers and directors. We also must defend ourselves agains customer claims, including class actions and requests to approve lawsuits as class action suits, regarding, among other matters, alleged breaches of the Consumer Protection Law and the Telecommunications Law as well as breaches of provisions of our licenses.  Such claims and lawsuits are costly to defend and may result in significant monetary damages. See also "Item 3D.1i We are subject to monitoring and enforcement measures by the Ministry of Communications and other relevant authorities, which may adversely affect our business and results of operations." During the last few years, additional requests to approve lawsuits as class actions have been filed against the Company and we expect this trend to continue in light of various amendments to the Consumer Protection Law and the stricter regulatory policies that have been adopted. In cases where the courts have accepted the plaintiff's position, it may determine that we have breached our licenses or the law which may adversely affect our financial results. The costs that may result from these lawsuits are only accrued when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of legal counsel and on the Company’s estimate of the financial exposure if the verdict is in favor of the plaintiff. If the requests to certify lawsuits against us as class actions are approved and succeed or if we underestimate the potential exposure our financial results will be adversely affected. See “Item 8A.1 Legal and Administrative Proceedings".

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

Our ability to provide commercially viable fixed-line and cellular telephone services depends upon our ability to interconnect with the telecommunications networks of existing and future fixed-line, cellular telephone and international operators in Israel in order to complete calls between our customers and parties on the fixed-line or other cellular telephone networks. All fixed-line, cellular telephone and international operators in Israel are legally required to provide interconnection to, and not to discriminate against, any other licensed telecommunications operator in Israel. We have interconnect relations with all the Israeli operators, including Bezeq and HOT Telecom, and we also depend on their internet broadband access infrastructure in order to provide TV, ISP services and VoB fixed telephony services. See “Item 3D.1a If the Ministry of Communications fails to enforce its fixed-line wholesale market reforms on Bezeq and HOT Telecom, or if it fails to prevent Bezeq or HOT Telecom from lowering their retail prices for fixed-line services and thereby narrowing our margin in this segment, our business and results of operations" and "Item  3D.1c If the structural separation provisions (which apply to Bezeq and HOT) are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations.”

We are also dependent on the submarine infrastructure made available by TI Sparkle Israel (formerly Med Nautilus), which provides mutual international transmission based on fiber optics between Israel and other countries. See “10C Material Contracts” as well as Tamares Telecom Ltd. We also depend on foreign operators that provide us with interconnection to the global internet network.

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

The political and military conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners and political instability within Israel or its neighboring countries are likely to cause our revenues to fall and harm our business. During the last decade, there has been a high level of violence between Israel and the Palestinians, including missile strikes by Hamas against Israel, which led to an armed conflict between Israel and the Hamas over the past few years and more recently in July 2014. In the last few years, Iran has threatened to attack Israel with nuclear weapons.  There is evidence that Iran has a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon and Syria. This situation may potentially escalate in the future to violent events which may affect Israel and us. Ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on the Israeli economy, in general, and on our business, financial condition or results of operations. During such periods, incoming and outgoing tourism may be affected which consequently may have an adverse effect on our financial results. In particular, in recent conflicts, missile attacks have occurred in civilian areas, which could cause substantial damage to our infrastructure network, reducing our ability to continue serving our customers as well as our overall network capacity. In addition, in the event political unrest and instability in the Middle East, including changes in some of the governments in the region, causes investor concerns resulting in a reduction in the value of the shekel, our expenses in non-shekel currencies may increase, with a material adverse effect on our financial results.

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

We have also entered into a number of operating leases whose rental payments are linked to the Israeli CPI. A significant increase in the rate of inflation may therefore have a material adverse impact upon us by increasing our financial expenses. See “ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK” for more information regarding the Company’s exposure to exchange rate fluctuations and inflation.

3D.2u          We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which may have a material adverse effect on our operating results and our share price.

Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to the evaluation of our internal control over financial reporting require substantial resources, management time and attention. We expect these efforts to require a continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Although our management has concluded that our internal control over financial reporting was effective as of December 31, 2018, we may identify material weaknesses or other disclosable conditions relating to internal control over financial reporting in the future. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and significant effort and expense, and could have a material adverse effect on our operating results and on the market price of our ordinary shares.

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

3D.3          RISKS RELATED TO OUR PRINCIPAL SHAREHOLDER

3D.3a          30.41% of our issued and outstanding shares and voting rights were held by S.B. Israel Telecom Ltd., our largest shareholder, as of March 1, 2019.

As of March 1, 2019, our largest shareholder, S.B. Israel Telecom Ltd. (“S.B. Israel Telecom”), held approximately 30.41% of our issued and outstanding shares.

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

When S.B. Israel Telecom acquired its holding in Partner in 2013, it assumed a debt of $300 million. The debt is secured by a debenture over S.B. Israel Telecom's shares. As previously reported by S.B. Israel Telecom on October 2, 2018, S.B. Israel Telecom commenced discussions with the lenders regarding the terms of the loan, which is due on January 2020.

ITEM 4.          INFORMATION ON THE COMPANY

4A.          History and Development of the Company

We were incorporated in Israel under the laws of the State of Israel on September 29, 1997, as Partner Communications Company Ltd. Our products and services were marketed under the “Orange” brand until February 16, 2016, when it was replaced with the “Partner” brand. Our principal executive offices are located at 8 Amal Street, Afeq Industrial Park, Rosh Ha’ayin 48103, Israel (telephone: +972-54-7814-888). Our website address are www.partner.co.il and www.012mobile.co.il . Information contained on our websites does not constitute a part of this annual report. Our authorized U.S. representative is Puglisi and Associates, 850 Library Avenue, Suite 204, Newark, Delaware, 19711 and our agent for service in the United States is CT Corporation System, 28 Liberty St., New York, New York 10005.

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

At December 31, 2018, we had approximately 2,646 thousand cellular subscribers, representing an estimated 25% of total Israeli cellular telephone subscribers at that date. As of that date, approximately 89% of our subscriber base (approximately 2,361 thousand subscribers) subscribed to post-paid tariff plans and 11% (approximately 285 thousand subscribers) subscribed to pre-paid tariff plans. (For a definition of “subscriber”, see “Item 3A Selected Financial Data”).

Our GSM/UMTS network covered 99% of the Israeli population at year-end 2018. Our LTE network currently covers 99% of the Israeli population, in line with the deployment milestones in our license. We currently operate our GSM network in the 900 MHz and 1800 MHz bands, the UMTS network in the 900 MHz and 2100 MHz band and the LTE network in the 1800 and 2100 MHz bands. Our services provided on our network include standard and enhanced services, as well as value-added services and products. See “Item 4B.5 SERVICES AND PRODUCTS".

In 2018, we marketed our cellular services and products mainly under the Partner brand as well as under the 012 Mobile brand;

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

In 2018, our fixed-line services were marketed under the Partner brand.

In 2018, we were named by Coface BDi, a prominent business information group in Israel, as the leading company in the Israeli telecommunications industry in their "best workplace" survey.

 In 2018, we were named by the Maala organization in their highest platinum plus category for corporate social responsibility for the eleventh consecutive year.

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

•
Cellular Telephone Market Saturation. Since 1994, the market has sustained a rapid annual rate of growth from a 2.6% penetration rate at year-end 1994 to an estimated penetration rate in Israel at December 31, 2018, of 118%, representing approximately 10.6 million subscribers out of an estimated population of approximately 9.0 million. The total number of estimated cellular telephone subscribers includes dormant subscribers and subscribers to multiple networks as well as other subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers, as well as SIM cards used in modems, datacards and other cellular devices.

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

4B.2          SPECIAL CHARACTERISTICS OF THE FIXED-LINE TELECOMMUNICATIONS INDUSTRY IN ISRAEL

Bezeq and HOT Telecom are the only telecommunications services providers with their own nationwide fixed-line infrastructure. IBC has started a limited deployment of its fiber-based fixed-line services. Partner and Cellcom have deployed fiber optic lines in some areas nationwide.

Fixed-line telephony Services

Bezeq is the incumbent provider of fixed-line telephony services in Israel and holds a majority of the market. The remaining portion of the market is divided between HOT Telecom, the next largest provider, Cellcom and Partner.

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

In August 2013, the Israel Broadband Company (IBC), was granted licenses after winning the tender published by the State of Israel for the election of a minority shareholder in the Israel Electric Corporation telecommunication project. IBC introduced a new business model which enables it to reach the retail market through the services of ISPs. IBC has launched a web portal in which it offers ISP services to end users. ISPs which reach agreements with IBC are listed on the web portal. IBC is currently controlled by Cellcom. See "Item 4B.9b Competitors in Fixed-line Services- Israel Broadband Company (IBC)".

Internet access is currently provided by three major Internet service providers, or ISPs: Netvision from the Cellcom Group, Bezeq International and Partner, as well as some other niche players. All three major providers are also suppliers of ILD services (see below).

Until 2011, the Israeli ISPs were connected to the World Wide Web through an underwater communications cable owned and operated by TI Sparkle Israel (formerly Med Nautilus), a subsidiary of Telecom Italia SpA. Since January 2012, Bezeq International has its own underwater communications cable, and in February 2012, the Tamares Group’s underwater communications cable commenced operations. These additional underwater cables have increased the effective bandwidth of international data connectivity and reduced costs for ISPs.

International long distance services

ILD services in Israel have been open for competition since 1996. The three major players are: Partner, through 012 Smile, Bezeq International and Cellcom through Netvision, who are estimated to hold together approximately 80% of the market.The other players are Xfone and Telzar 019 International Telecommunications Services Ltd., which commenced operations in 2011, and Hashikma Communications Marketing Ltd., Golan Telecom and HOT Mobile, that commenced operations in 2012 Beginning in 2012, as part of the unlimited packages that the cellular companies began offering their customers, most of them, including the Company, included ILD services to certain destinations in these packages. Proposed regulations intend, among others, to allow all general telecommunications licensees (including MVNOs) to provide international call services to international destinations included in their subscribers’ tariff plans and only calls to destinations not included in the subscriber’s plans would be routed through ILD providers. See “Item 4B.12e - iii Hearings and Examinations-Intervention in international call market”. Such regulations may alter the ILD market structure in Israel and decrease the volume of international calls routed through ILD providers.

4B.3          OUR STRATEGY

Partner’s strategy is to further reinforce its position as a comprehensive telecommunications company that offers an entire range of telecommunication solutions to a variety of customers, and we intend to lead the market in service as well as technology. The most recent elements in pursuit of this strategy during 2018 were the further rapid deployment of our fiber optic network and the increase in our market share in the television market. The principal elements of our business strategy are as follows:

•
Offer our customers a variety of cellular and fixed-line services. For our core businesses we intend to continue to offer our customers a variety of services that include a wide integrated and customized range of cellular and fixed-line telecommunications services. In addition, we offer our business customers additional tailor value-added services that combine an entire array of solutions including: network and data infrastructures, advanced information security solutions, integration solutions, designated services for customers with multiple branches and commercial networks, business information storage in a secured and advanced data center and cloud services. We intend to further expand the variety of value-added services such as cyber solutions and IOT (Internet of Things).

•
Increase penetration of Partner TV Service. We launched Partner TV Service, an Over the Top service ("OTT") based on the Android TV platform in June 2017. This was the first service of its kind in the Israeli television market. In 2018, based on all the published reports of the players in the market, we were the fastest growing TV service in Israel as a result of among other factors, the innovative and advanced interface that enables us to connect our customers “Any place, Any time, Any device” (AAA), our strategy to offer our customers unique television services by partnering with world-leading media service providers, including Netflix and Amazon Prime Video and the attractive prices that we offer for our Partner TV Service. Furthermore, in 2018, we added additional platforms that enable subscribers to view Partner TV, including on a PC and on Apple TV. In 2019, Partner TV will be available on additional compatible platforms and we are also working on implementing an addressable TV advertisement system.

•
Further extend deployment of a fiber optic network over which the Company offers high quality internet services which will increase our independence vis a vis the fixed-line infrastructure operators. Our investment in our fiber optic network, which we commercially launched in August 2017, is part of our strategy to maintain our technological leadership in the market. Our fiber optic network, which has already reached more than half of the cities throughout Israel, enables us as a comprehensive communications group to offer increased internet speeds compared to current market offerings, enhance the quality of service and customer experience, and provide additional advanced services. The combination of the fiber optic network and Partner TV Service, which can be offered over our fiber optic network, provides us with a unique advantage and reduces our dependency on the fixed-line infrastructure operators, thus reducing our on-going operating costs. According to the most recent Netflix ISP Speed Index in February 2019, we offer the fastest prime time Netflix performance amongst all of the internet service providers in Israel, both over our independent fiber infrastructure and other existing infrastructures. During 2018, we reached 285,000 households with our independent fiber optic infrastructure. As a result of regulatory decisions regarding deployment, we were able to decrease our installation costs and accelerate the pace of deployment of our fiber optic network during 2018. In 2019, we intend to continue to expand our fiber optic network as well as to connect additional customers to the service. See "Item 5D.2 Outlook". In addition, there is potential for future investments in the fiber optic network to be shared through cooperation with other operators and/or potential wholesale activities.

•
Lead in technology and innovation in our cellular network in order to remain at the technological edge. Based on information published by governmental agencies, we have the widest 4G coverage compared to other cellular operators as a result of having the largest deployment of 4G cell sites. See "Item 4B.8 OUR NETWORK". As part of our strategy to remain a leading telecommunications operator in the cellular market and offer more advanced services, we intend to continue investing in 2019 in both our shared network as well as in our core cellular network. We intend to continue to deploy advanced technologies, for instance LTE Advanced, VoLTE and Wi-Fi calling. During 2019, the Company will continue to examine the architecture and the technological aspects related to the implementation of the 5G network in preparation for its anticipated implementation although the timetable will be subject to regulatory decisions and market conditions.

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

•
Continue to examine new potential growth engines. As part of our strategy, we continue to examine new potential growth engines, among others, in the fintech and finance industries, including through a company acquisition or independent organic activity.

4B.4          MARKETING AND BRAND

We continuously utilize a variety of marketing tools and channels in order to strengthen our brand presence in the market and promote sales. During 2017, we launched our TV service and our fiber optic network, which completed our transformation into a comprehensive telecommunications group, offering a full range of telecommunication services and products.

In 2018 we focused on presenting Partner as a one stop shop for all customer communication needs. Our objective was to differentiate ourselves from our competitors on the basis of our value-added services and competitive pricing, as well as the introduction of our new innovative products. For example, we offered our Post-Paid cellular subscribers a free six month subscription to Apple Music streaming service as a result of an exclusive collaboration with Apple Music and have collaberated with Netflix with respect to attractive and unique offerings for our TV subscribers. In addition, we are the first company in Israel to offer the Apple Business Manager (Apple DEP) service which is a virtual SIM card that allows our customers to manage and deploy their device fleet.

In 2019, we will continue to operate according to the strategy of a telecommunications company that offers all telecommunications services under one roof while focusing on offering innovative services.

We advertise our brand and services in a variety of media channels, including press, television, radio, digital and social networks. Our advertising emphasizes leading and innovative product services and technologies and is targeted to various market segments using several languages.

4B.5          SERVICES AND PRODUCTS

Our principal business, which provided approximately 76% of our revenues in 2018 (excluding inter-segment revenues) was derived from our cellular segment. Approximately 24% of our revenues (excluding inter-segment revenues) were generated from our fixed-line segment.

4B.5a          Cellular Services and Products

Cellular Services

Our main business is cellular telephony - including basic cellular telephony services, text messaging, internet browsing and data transfer, content services, roaming services, M2M and IOT services and services provided to other operators that are permitted to use the Company's cellular network. Cellular content and value-added services offered include multimedia messaging, cyber protection, cloud backup, ringtones, music streaming service and a range of business services.

International Roaming

We offer our customers roaming services abroad, which allow a mobile phone subscriber to place and to receive calls while in the coverage area of foreign networks owned by operators with whom we have commercial roaming agreement. Our roaming packages allow our customers to benefit from attractive rates in nearly 180 destinations. We offer data-only packages as well as packages that combine calls, data and SMS. The Ministry of Communications may introduce new regulations that would limit our revenues from roaming services. See “Item 4B.12e - iii Hearings and Examinations”.

At December 31, 2018, we had commercial roaming relationships with 540 operators in 180 countries or jurisdictions, 350 3G roaming agreements in 170 countries and 105 4G roaming agreements in 65 countries. Creating roaming relationships with multiple operators in each country increases potential incoming roaming revenue for us and gives our subscribers more choice in coverage, services and prices in that country. The 3G and 4G roaming agreements enable our 3G roamers to initiate video calls, high speed data and video and audio content while abroad.

Although GSM (2G), UMTS (3G) and LTE (4G) are standardized, the frequency allocation per each technology varies from one country to another. Currently we operate our GSM services on the 900 MHz and 1800 MHz bands, UMTS on 900 MHz and 2100 MHz bands and LTE on 1800 and 2100 MHz bands. All 4G handsets which we sell, support all the above listed technologies and bands while 3G handsets support the above listed bands for GSM and UMTS. While roaming, there is a possibility that a subscriber’s handset will not support all the technologies due to lack of support of a country’s specific frequency bands; however this is rare in GSM and UMTS, due to technology maturity. Standardization bodies allow for more than 27 different LTE bands and since LTE in many countries utilizes reframed GSM and UMTS bands, there may be cases where handsets do not support the frequency allocated for LTE in specific countries.

Cellular Equipment and Devices

Equipment and device sales in the cellular segment include sales and leases of cellular handsets and related cellular devices and accessories. Until 2017, some sales of digital audio visual devices and other cellular related devices were also recorded under the cellular segment. However, as from 2017, in view of updates to our sales strategy and the launch of television services, sales of Wi-Fi only devices and other devices not directly related to cellular services, including televisions, are recorded under the fixed-line segment instead of the cellular segment.

4B.5b          Fixed-line Services and Products

Fixed-Line Services and Infrastructure

We offer fixed-line services that include internet services, ILD services, transmission services, telephony services (including SIP services), TV services and high speed broadband fiber optic infrastructure.

•
ISP services. As an internet service provider providing access to the World Wide Web, we offer our customers, in addition to access, additional ISP services including email accounts, Wi-Fi networking as well as additional value added services such as anti-virus and anti-spam filtering. We also offer a bundled package that includes infrastructure and ISP access services following the wholesale market reform, and since 2017, we also offer access services over our own optic fiber fixed-line infrastructure in certain parts of the country, with speeds up to 1 GB. As of March 2019, tens of thousands of households are able to connect to Partner's fiber services. Furthermore, we offer our business customers additional tailored value services that combine an entire array of solutions including: network and data infrastructures, advanced information security solutions, integration solutions, designated services for customers with multiple branches and commercial networks, business information storage in a secured and advanced data center and cloud services.  ISP services include the leasing of related equipment including modems and routers.

•
ILD services. As an international long distance provider, we offer our residential and business customers international telephony services including direct international dialing services, international and domestic pre-paid and post-paid calling cards, and call-back services. Most of the pre-paid calling cards are sold to foreign workers in Israel. In addition, we offer our business customers international toll-free numbers that offer fixed rates on calls from many countries around the world. As an international long distance provider, we also provide hubbing traffic routing between network operators for termination of long distance calls outside of Israel.

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

•
Television services. In June 2017, we launched our OTT television services that provide our customers with an enhanced user interface experience of television services based on an open platform, the Android TV. Partner TV service offers our customers dozens of live linear channels, including "catch up" capability of up to 14 days, video on demand library, direct access to YouTube and Netflix content through a dedicated button on our remote control allowing our customers to access their favorite show with a simple click. We also enable customers to subscribe and pay for Netflix through the Partner TV bill. Partner TV service includes a fully supported 4K set-top box with an Android TV operating system which enables the viewer to add content, games and music applications directly from the Google Play store. Our full TV service can also be accessed by smartphones, tablets and personal computers (“TV everywhere”). Approximately 75% of our TV subscribers have bundle offerings. As of the date of this report, Partner TV service, which has the highest growth rate among all TV operators in Israel, reached 140 thousand subscribers.

•
High speed broadband fiber optic based network. In August 2017, we launched the commercial phase and acceleration of our fiber optic network in residential areas throughout the country, which provides for the first time a more advanced and cost-effective alternative to the existing fixed infrastructure in Israel. To date we have reached over 350 thousand households across Israel with our fiber optic based infrastructure, which is nearly 20% of all households connected to the Internet in Israel. See "Item 4B.8d Fiber optics network".

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

Fixed-Line Equipment and Devices

Equipment and devices sales in the fixed-line segment include sales and rental of modems, domestic routers, servers and related equipment, integration project hardware and a variety of digital audio visual devices, audio accessories and related devices. In addition, we provide our business customers with office communication Private Branch Exchanges (PBX). This service, available on the premises or cloud-based, provides all telephony services including unified communication features as well as Direct Inward Dialing (DID), which provides a block of telephone numbers for calling into the customer’s PBX system. DID allows us to offer our customers individual phone numbers for each person or workstation within the company without requiring a physical line into the PBX for each possible connection.

4B.5c          Tariff Plans

As of December 31, 2018, approximately 89% of our cellular subscriber base (approximately 2,361 thousand subscribers) subscribed to post-paid tariff plans, and 11% (approximately 285 thousand subscribers) subscribed to pre-paid tariff plans.

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

Since 2012, the Company has also marketed cellular tariff plans under an alternative brand, “012 Mobile”. Under this brand, the Company offers plans mainly under a digital self-service model through a dedicated website (including web-chat with customer representatives) at competitive prices. These tariff plans were launched in order to compete with offers of new operators launched in 2012. Under our pre-paid plans, upon purchase of a SIM card or phone card or prepayment by credit card or cash, customers can use our network, including some of our value-added services, without the need to register with us or enter into any contract. Our pre-paid plans enable us to compete in the pre-paid cellular services market.

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

4B.6          SALES AND DISTRIBUTION

4B.6a          Customer Care

We apply a multi-channel approach to target various market segments and to coordinate our cellular and fixed-line sales strategy for both our business as well as private customers. Our customer support and service provides several channels for our customers: call centers, walk-in centers and self-service support, which include web-based services, mobile application, Interactive Voice Response (“IVR”), automated SMS messaging and digital chat.

Call Centers. Guided by our aim to provide high quality service, our call-center services are divided into several sub-centers including business, private and pre-paid for cellular and fixed-line services, and specialized support and services (finance, network, international roaming, data transfer related issues and cellular services, TV services and support and infrastructure fiber internet service and support). The call center services are provided in several languages and also provide digital and SMS services through the Company’s websites.

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

Self-Service. We provide our customers with various self-service channels, such as IVR, web-based services, and services via SMS, mobile and smartphone applications. The services provided through these channels include general and specific information, tariff plans, account balance, billing-related information and roaming tariffs. They also provide customers with information regarding trouble shooting and handset operation, and enable customers to activate services as well as to purchase various services and update tariff plans.

Technical support. The Company's technicians provide our customers with support services and initial TV and fiber installation services.

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

Direct Sales Force: Our sales force is comprised of sales and service representatives.

•	A team of representatives and customer account managers that support small to medium-sized businesses;

•	A team of corporate representatives and customer account managers who support large corporate customers;

•	A Small Medium Enterprises (“SME”) sales-force team focuses on individual and small business customers;

•	A telemarketing department conducts direct sales by phone (to private and business customers) and initiates contacts with prospective customers.

•	Door to door teams that specialize in the sale of fiber and infrastructure services.

Our sales force undergoes regular training to improve their skills in selling advanced solutions such as cellular data, intranet extension and connectivity, virtual private networks, location based services, M2M services, TV, fiber, internet infrastructure and other value-added services that appeal to corporate customers.

In addition, as of December 31, 2018, we had 19 Partner stands in shopping centers throughout the country.

4B.6b - ii          Indirect Sales Channels

We have agreements with many traditional dealers that provide over 43 points of sale, selling a range of our products. The private dealer network is an important distribution channel because of its ability to attract existing cellular users to our network. Our dealer network focuses primarily on sales to individual customers and, to a lesser extent, small business customers. These dealers specialize in sales for post-paid customers, handset sales, TV, fiber, infrastructure, internet.

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

Most of our customers pay for equipment devices with long term financing plans whereby the customer pays for the equipment through monthly payments (generally between 12 and 36 months), which are charged directly to their credit card or to their monthly bill. Where the customer opts to pay the monthly payments via their monthly bill, the outstanding installment payments are not secured. Customers acquiring more than a certain number of device sales are subject to a credit scoring review performed by Partner’s credit supervisors with the assistance of outside credit agencies. During 2016, changes were made to the credit scoring review process whereby stricter requirements were imposed for customers to be accepted for long term financing plans. These changes significantly reduced the level of sales of equipment with long term financing plans. See also "Item 5A.1b5A.1b Business Developments in 2018".

4B.8          OUR NETWORK

4B.8a          Overview

We have built an extensive, resilient and advanced cellular and fixed-line network system in Israel, allowing us to offer extensive coverage and consistently high quality services. During the years ended December 31, 2017 and 2018, we made capital expenditures of NIS 152 million and NIS 170 million ($45 million), respectively, in our network infrastructure, including in our fiber optic network. See "Item 5B.4 Total net financial debt-Capital expenditures”.

Our network is a converged fixed and mobile telecommunications network. For mobile services we built a multi generation (2G, 3G &4G) wireless network, which offers full interactive multimedia capabilities. This technology brings wire-free networks significantly closer to the capabilities of fixed-line networks. Improvements in coding and data compression technology provide better voice quality and more reliable data transmission. UMTS is the global standard adopted for the implementation of third generation wireless telecommunications capable of data rates of up to 42 Mbps in the down-link and is the 3G technology we use. HSPA is a technological enhancement to our 3G services that offers subscribers the ability to access our 3G services at higher speeds for downloading (HSDPA) and uploading (HSUPA) data. LTE is the most advanced mobile network technology which is currently available in more than half of the macro base stations. Our LTE network has nationwide coverage and based on the existing spectrum of 20 MHz in 1800 MHz band and 10MHz in 2100 band can support up to 225Mbps in the downlink using carrier-aggregation and up to 50Mbps in the uplink. For our fixed-line services we have built a geographical redundant network in case of a network malfunction.

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

In April 2015, the Ministry of Communications also approved the Network Sharing Agreement.

4B.8b          Infrastructure

As of December 31, 2018, our cellular network consisted of the following main elements:

•
Our radio access network domain consist of 1,998 macro GSM base transceiver stations, 29 micro GSM base transceiver stations and 164 indoor GSM transceiver stations, all linked to 7 base station controllers (HDBSC);

•	2,290 macro UMTS base transceiver base stations (eNodesBs), 38 micro UMTS base transceiver stations and 556 indoor UMTS transceiver stations, all linked to 21 radio network controllers;

•	2,226 macro LTE base transceiver base stations (eNodesBs), 22 micro LTE base transceiver stations and 243 indoor LTE transceiver stations.

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

Ericsson is currently our sole radio and core network equipment supplier, but in January 2019, we entered into an agreement with Mavenir Systems Limited. See “Item 4B.8g Suppliers”.

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

In addition, our network is interconnected with two public switched telephone companies, Bezeq and HOT Telecom, in several locations across Israel. Our network is also connected to all of the cellular networks, all the Israeli international operators, the fixed-line telephone network of the Palestine Telecommunication Co. Ltd. (“Paltel”), and the cellular network of Wataniya Palestine Mobile Telecommunication Company (“Wataniya”), and indirectly to the cellular network of Palestine Cellular Communications Ltd. (“Jawwal”). Our transmission network is made up mainly by our own microwave links and fiber optic infrastructure, while for sites that are unreachable with our own transmission, we lease lines from Bezeq and other operators. Currently approximately 10% of our transmission network consists of leased lines. Our fiber-optic and microwave transmission network enables us to reduce our transmission costs as well as to provide our customers with bundled services of data and voice transmission and fixed-line services. Currently, our transmission network has more than 2,200 kilometers of fiber optics and more than 12 hundred microwave links.See "Item 4B.8d Fiber optics network".

Our radio networks covered 99% of the Israeli population at year-end 2018. We are continuing to expand and improve the coverage, capacity and quality of our LTE network.

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

 With these quality parameters in mind, we rolled out our UMTS/HSPA network starting in 2004, which shares locations with the GSM sites. In December 2007, we signed an agreement with LM Ericsson Israel Ltd. (“Ericsson”) for the replacement of third party 3G radio equipment existing in our network, and in October 2010, we signed an agreement with Ericsson for the upgrade of our existing fixed-mobile network and the deployment of our fourth generation network. As of the fourth quarter of 2018, we have launched a project to expand coverage and capacity for a 4G network based on the 700 MHz frequency temporarily received from the Ministry of Communications.

For our fixed-line network we have enough capacity to support all of our customer traffic.

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

MoC Regulations and an amendment to the Telecommunications Law now allow us to make use of the ducts and manholes (and other passive network elements) deployed by landline domestic operators (including Bezeq and HOT) in order to deploy our own fiber optic cables.

Following these regulatory developments, in August 2017, we commercially launched the expansion of our fiber optic network. Our investment in the expansion of our fiber optic network is part of our strategy to maintain our technological leadership in the market, compared to current market offerings. As of March 2019, we have reached over 350,000 households with our independent optic infrastructure. The fiber optic network enables us as a comprehensive communications group to offer increased internet speeds compared to current market offerings, manage the quality of service and customer experience, and offer additional advanced services. The combination of the fiber optic network together with Partner TV Service, which can be offered over our fiber optic network, provides us with a unique advantage and reduces our dependency on the fixed-line infrastructure operators.

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

We were also allocated two additional bands of spectrum:  2 x 10 MHz of UMTS/HSDPA third generation in the 2100 MHz frequency band. We operate GSM 900 MHz band base transceiver stations that enhance the capacity of our network’s quality. In May 2012, we shifted 5MHz of our 900MHz spectrum from the 2G GSM network to the 3G HSPA+ network. In July 2014, we shifted 10MHz of our 1800MHz spectrum from the 2G GSM network to the 4G LTE network. In March 2015, the Minister of Communications approved the results of the tender bid process in which we won an additional 5 MHz in the 1800 spectrum. HOT Mobile was also awarded two bandwidths of 5 MHz of frequencies in the 1800 band, both of which are used for the limited partnership created by the companies.  Now that we have been allocated these frequencies, and have successfully refarmed our existing frequency bands and successful implemented the Network Sharing Agreement with HOT Mobile, our total spectrum available for 4G is 20 MHz, which allows us to offer full 4G services. See “Item 4B.8a Overview – Cellular Network Sharing Agreement”. We have amended the technical annex to our license in order to allow us to refarm some of our existing spectrum (in the 2100 MHz band) for the implementation of LTE Advanced and carrier aggregation technologies. In February 2017, the MoC approved the refarming (the conversion of existing frequencies to a different technology) of these frequencies.  In July 2018, the MoC temporarily allocated to us spectrum bands in the 700 MHz frequency band for the use of advanced LTE technologies, subject to our commitment to comply with all the terms of the temporary allocation. This temporary allocation will enable us to streamline the adaptation of the relevant technology and to improve the quality and coverage of the cellular service it provides to its subscribers.

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

4B.8f          Site Procurement

Once a new coverage area has been identified, professional staff determines the optimal base station location and the required coverage characteristics. The area is then surveyed to identify network sites. In urban areas, typical sites are building rooftops. In rural areas, masts are usually constructed. Professional staff also identifies the best means of connecting the base station to the network, for example, via leased or owned and operated microwave or fiber links or wired links leased from Bezeq. Once a preferred site has been identified and the exact equipment configuration for that site decided, the process of obtaining necessary approvals begins.

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

4B.8g          Suppliers

Suppliers for our cellular network. For a number of years, we purchased our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software, from Ericsson and Nokia. Starting in January 2008, we purchase all our UMTS network equipment from Ericsson, and in 2010 we entered into an agreement with Ericsson, for the upgrade of our existing cellular networks and the deployment of our fourth generation network. The initial term of the inclusive agreement with Ericsson ended on December 31, 2014. We extended, with certain modifications, the maintenance period by additional periods until the end of 2019. Ericsson is currently our sole supplier of cellular core equipment and systems. In January 2019, we entered into an agreement with Mavenir Systems Limited for the upgrade and improvement of the performance of our LTE network. See "Item 3D.2i We depend on a limited number of suppliers and vendors for key equipment and services. Our results of operations could be adversely affected if our suppliers and vendors fail to provide us with needed services and adequate supplies of network equipment, handsets and other devices or maintenance support on a timely basis." See also “Item 10C Material Contracts”.

We continue to purchase certain network components, for our cellular, fixed and ISP services, from various other key suppliers. For example, Juniper Networks provides the Company with solutions for most of our network segments.

Handset and other equipment suppliers. Following the expiration of our previous agreement in 2016, in June 2016 we entered into a non-exclusive agreement with Apple for the purchase and resale of iPhone handsets in Israel for a three-year period. See “Item 10C Material Contracts”. During 2018, we purchased the majority of the Company’s iPhone handsets from Apple and Samsung. We also purchase handsets and other equipment, including tablets and laptops, from other vendors.

Suppliers for TV content and equipment. In May 2017, we partnered with Netflix, the world leading internet entertainment network, to make its services directly accessible through our TV service. Furthermore, in April 2018, we announced a unique collaboration with Amazon Prime Video, making Partner TV the first and only television service in Israel to offer Amazon Prime Video application on a set top box and the first Over the Top service in the world to support this application on an Android TV set top box.

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

Suppliers for our fixed-line network. Bezeq and HOT Groups own the majority of the fixed-line telecommunications infrastructures in Israel. As a result, we rely on interconnection with the Bezeq and HOT Groups’ infrastructure. Bezeq supplies the Company with fixed-line transmission services for connecting traffic between approximately 8% of the Company’s sites. The HOT Group supplies the Company with interconnect lines between the broadband backbone and the ISP backbone. See “Item 3D.1c If the structural separation provisions (which apply to Bezeq and HOT) are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations.” In addition, for hard-line connection to all major Western European countries and the United States, TI Sparkle Israel (formerly Med Nautilus) supplies the Company with transmission services through its submarine infrastructure. See “Item 10C Material Contracts”.

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

We currently operate without any formal interconnect agreements with Bezeq. Day-to-day arrangements with Bezeq substantially conform to a draft interconnect agreement negotiated with Bezeq. Bezeq is required by law not to discriminate against any licensed telecommunications operator in Israel with respect to the provision of interconnect services. We currently pay Bezeq an interconnection fee based on a tariff structure set forth in the Interconnection Regulations (Telecommunications and Broadcasts) (Fees for Interconnection) (2000) (“Interconnection Regulations”).

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

One of our subsidiaries- Partner Land-Line Communications Solutions LP ("Partner Land-Line") has a domestic fixed-line license and is connected directly with other telecommunication networks operating in Israel. The interconnection fees are set by the Interconnection Regulations.

4B.9          COMPETITION

An overview of our principal competitors and of some aspects of the competitive environment for telecommunications services is set forth below. For further information regarding the impact of regulation and regulatory changes on competition, including measures to enable new service providers to enter the market, and the competitive pressures arising from the development of full-service telecommunications providers and new technologies, see “Item 3D.1 Risks Relating To The Regulation Of Our Industry.” and “Item 3D.2a Largely as a result of substantial and continuing changes in our regulatory and business environment, our operating results and profitability have decreased significantly in the past five years, with a loss for 2015.  In 2018 we earned profits of NIS 56 million (US$ 15 million) compared with profits of NIS 114 million for 2017. Under the assumption that existing trends and the current business environment continue, our operating results are likely to continue to decline in 2019 and possibly beyond, which is likely to adversely affect our financial condition.”

Within the Israeli telecommunications market there are 4 major communication groups: Bezeq, HOT, Cellcom and Partner, as well as a number of smaller operators. See "Item 3D.2c Competition resulting from the full service offers by telecommunications groups and additional entrants into the mobile telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, may continue to cause a further decrease in tariffs and an increase in subscriber acquisition and retention costs, and may continue to reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations."

4B.9a          Competitors in the Cellular Services market

There are currently six cellular telephone network operators in Israel: Partner, Cellcom, Pelephone, HOT Mobile, Golan Telecom and Xfone. Except for Golan Telecom and Xfone, these cellular operators are part of the four main telecommunications groups. In addition, there are four active MVNO operators – Hashikma Communications Marketing Ltd., (“Rami Levy”), Telzar 019 International Telecommunications Services Ltd. ("Telzar"), Free Telecom Ltd. ("Free Telecom") and Cellact Communications Ltd. ("Cellact").

We compete principally on the basis of telecommunications service quality, brand identity, variety of handsets and other equipment, tariffs, value-added services and the quality of customer services.

The table below sets forth an estimate of each operator’s share of total subscribers in the Israeli cellular market at year-end for the years 2014 to 2018.

Estimated Market Shares*	2014	2015	2016	2017	2018

Partner	28%	27%	26%	25%	25%
Cellcom	29%	28%	28%	27%	27%
Pelephone	25%	26%	23%	23%	21%
HOT Mobile	10%	11%	14%	15%	15%
Golan Telecom and others	8%	8%	9%	10%	12%

* Based on Partner subscriber data, as well as information contained in published reports, and public statements issued by other operators.

Cellcom. Cellcom is an Israeli corporation founded in 1994 that is traded both on the Tel Aviv stock exchange as well as NYSE. Cellcom’s major beneficial shareholder is Discount Investment Corporation Ltd., which is controlled by Mr. Eduardo Elzstain. In August 2011, Cellcom acquired Netvision, an Israeli fixed-line operator. Cellcom operates nationwide cellular telephone networks as well as fixed-line telephony, transmission and data services and has partially deployed LTE. In 2014, Cellcom launched OTT television services. In March 2017, Cellcom announced that it received regulatory approval for a networking sharing and hosting services agreement with Xfone. See "Item 3D.1d The Network Sharing Agreement we entered into with HOT Mobile may be terminated earlier than we expected due to regulatory intervention. In such case we will be required to split the shared network with HOT Mobile, and the resources, time and expense it may take us to have our own network on a nation-wide coverage may be substantial and could also materially harm our business and the results of operations at such time. Network sharing and similar agreements entered into by our competitors may place us at a competitive disadvantage." In April 2017, Cellcom announced that following receipt of regulatory approvals, its 3G and 4G networking sharing and 2G hosting services agreement with Golan Telecom, came into effect. In March 2019, Cellcom reported entering into definitive agreements for investment in IBC and indefeasible right of use in IBC's fiber optic infrastructure and a term sheet for the sale of fiber optic infrastructure in residential areas to IBC, which are subject to regulatory approvals.

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

 Xfone. Xfone is a privately owned telecommunications company that provides telecommunications services, was awarded a 5MHz frequency band in the 1800 spectrum and entered the market as the sixth facility-based cellular operator in 2018. Xfone offers cellular services as well as ISP and ILD services.

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

Several service providers offer competitive roaming solutions. The service is offered, among others, by the International Long Distance vendors as well as by specialized enterprises. See also "Item 3D.1j Potential future regulation of roaming services may decrease our roaming revenues and negatively affect our income."

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

In the TV services market, we compete with Yes, a subsidiary of Bezeq, which offers TV services provided via satellite and via OTT; Bezeq recently announced that Yes will begin migration of its satellite based broadcasting TV services to OTT (See "Item 3D.2d Our operations in the television services market entail risks and costs, and may not contribute to profits in 2019."), HOT that offers TV services provided via cable and via OTT, Cellcom that offers hybrid OTT-DTT TV services and Triple C Cloud Computing Company Ltd. that offers TV services via OTT. In addition, there are international VOD content providers that offer complementary TV content. See also “Item 4B.2 Special characteristics of the Fixed-Line Telecommunications Industry in Israel”.

Israel Broadband Company (IBC). IBC received a general license for the provision of fixed-line telecom services (infrastructure) and for the establishment of a nationwide optic fiber network using the Israeli Electric Company’s infrastructure in August 2013. IBC is owned by Israel Electric Corporation (40%) and a consortium of companies elected as the winning bidder in the election process, which is comprised of the following companies: ViaEuropa Israel Ltd., RAPAC Communication & Infrastructure Ltd., BATM advanced Communication Ltd., Tamares Holdings Sweden AB and Zisapel Properties (1992) Ltd. and Cisco Systems Finance International (60%). Although IBC is in principle permitted to provide its services only to other telecommunications licensees on a wholesale basis, IBC has introduced a new business model which enables it to reach the retail market through the services of ISPs who sign agreements with them. Initially, IBC had agreements with the relatively small ISPs, however on March 13, 2019, Cellcom reported entering into definitive agreements for investment in IBC and indefeasible right of use in IBC's fiber optic infrastructure and a term sheet for the sale of fiber optic infrastructure in residential areas to IBC, which are subject to regulatory approvals. In August 2018, the MoC announced its decision to allow IBC to apply for a new license, thereby replacing its universal deployment obligation with an obligation to reach only 40% of Israel's households within 10 years from the grant of such license.

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

General licenses, which relate to telecommunications activities over a public network or for the granting of nationwide services or international telecommunications services, have been awarded to the Bezeq Group, to the HOT Group, to other cellular operators besides Partner and to the international operators. In addition, the Ministry of Communications has granted MVNO licenses to a number of companies. During 2015 and 2016, the Ministry of Communications substituted almost all of the MVNO licenses and all general licenses for ILD services and unique-general licenses for fixed line services, with a single type of general unified license which governs all the services regulated under all of such licenses.

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

Frequency Fees. Under the Telegraph Regulations, the Company is committed to pay an annual fixed fee for each frequency used. For the years 2016, 2017 and 2018, the Company paid a total amount of approximately NIS 64 million, NIS 63 million and NIS 71 million respectively. See also note 17(1) to the consolidated financial statements. Under the above Regulations, should the Company choose to return a frequency band, such payment is no longer due. Commencing August 2016, the total amount of frequency fees of both the Company and HOT Mobile under the regulations is split between the Company and HOT Mobile, through PHI, according to the OPEX-CAPEX mechanism (see also note 9 to the consolidated financial statements).

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

4B.12e - i	MoC decisions regarding local connection to Bezeq's wholesale BSA service and placement of optical closures inside Bezeq's manholes

In January of 2019, the MoC published two important decisions which may have a significant positive effect on our results of operations.

In its first decision, the MoC clarified to Bezeq that it must immediately allow its competitors (including Partner) to connect to its network in its access layer (at Bezeq’s Multi-service Access Gateway (MSAG) components). Such connections would allow us to save on the payments made to Bezeq for its wholesale bit-stream internet access (BSA) service.

In its second decision, the MoC allowed service providers (including Partner) to place components of their fiber optic network (such as optic closures) inside Bezeq’s manholes, thus forgoing the need to place a new manhole next to each of Bezeq’s manholes we pass through. This decision will allow us to make significant savings and would also shorten deployment times (since fewer permits from local authorities would be needed).

4B.12e - ii	Wholesale Bit Stream internet access service on HOT's infrastructure

In June 2017, the Ministry of Communications published the maximum tariffs for HOT's wholesale bit-stream internet access (BSA) service. During 2018, the Ministry published several decisions regarding critical issues concerning HOT's BSA service. However, HOT has failed to implement some of these decisions and these await enforcement by the Ministry.

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

•
Consumer protection-call centers. In August 2014, the Ministry of Communications published a hearing regarding proposed amendments to telecommunications licenses granted to various operators, including the Company and its subsidiaries. As part of the hearing,  the Ministry proposed that 85% of some types of incoming calls to licensee's call centers would be answered within 6 minutes and that the average wait time for a human representative for such calls would not exceed 3 minutes. The Company submitted its response to the hearing in October 2014. In July 2018, the Knesset passed an amendment to the Israeli Consumer Protection Law dealing with the same subject matter which is due to come into force during July of 2019. In response to the new provisions set in the Israeli Consumer Protection Law, the Ministry of Communications published a secondary hearing on this subject in October 2018. In the secondary hearing the Ministry suggested that the relevant call wait times would be measured from the beginning of each call and not from the conclusion of the caller's choices to the interactive voice response (IVR) system. The hearing also suggested that the average wait time for a human representative for such calls would be set at 4 minutes (to allow for the time required for caller choices on the IVR system). On March 14, 2018, the Ministry published its decision and determined that the average wait time for a human representative for such calls would be set at 8 minutes however the call wait times would be measured from the beginning of each call. This decision may negatively affect our results of operation.

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

•
Transition to IPv6 internet protocol. In October 2018, the Ministry of Communications published a hearing on the subject of transition to the IPv6 internet protocol. In this hearing the Ministry outlined the need for this transition in enhancing network performance, data security, IoT adoption, innovation and competition. The Ministry proposed a series of measures that would ensure end-to-end support of the IPv6 protocol by all systems operated by licensees. Within this scope, the Ministry proposed that licensees shall obliged to replace (at their own cost) any user-end quipment that does not support the IPv6 protocol, even if such equipment was the property of the user. If the final decision in this hearing process will be as suggested in the hearing, the Company may be negatively affected by the results of the hearing.

•
Policy principles for the deployment of fiber-optic infrastructures in Israel. In December 2018, the Ministry of Communications published an outline of general policy principles it is considering regarding the regulation of fiber optic network deployment. The policy's long-term aim is to encourage nationwide deployment of advanced broadband communications networks, while ensuring sustainable competition. In the short term, the policy principles are aimed at creating an incentive system that will lead to rapid deployment and activation of advanced fiber networks. The Ministry's document includes, among others, the following principles: Limits on the ability of Bezeq and HOT to implement technological upgrades that may harm competition; Obliging Bezeq and HOT to provide wholesale broadband services on any future network technology at a set price per subscriber (with no variable capacity cost); Incentivizing the switch-on of Bezeq's existing fiber optic infrastructures by removing barriers to the use of Bezeq's dark fibers by its competitors. If the final decision in this hearing process will be as suggested in the hearing, the Company may be positively affected by the results of the hearing.

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

According to the decision, the date of implementation of the full wholesale telephony service has been postponed at the latest by July 18, 2018. In June 2018, the MoC informed Bezeq that the resale telephony service shall expire at the end of July 2018. Bezeq has since refused to implement the full wholesale telephony product and was fined by the MoC for this breach during December 2018

In order to provide an incentive for Bezeq to implement the wholesale market, the MoC has announced that it intends to cancel the regulations requiring Bezeq to maintain a “structural separation” between its fixed-line and mobile telecommunications operations, and to change the current retail fixed-price tariff control mechanism to a “maximum tariff” one. In 2016, the MoC published official announcements which indicated its satisfaction with the implementation of the wholesale market reform. We strongly opposed the factual descriptions and the conclusions in the announcement. Furthermore, in December 2016, the MoC also declared its intention to promote the cancelation of "corporate separation" in the Bezeq Group, subject to a hearing, and to publish a hearing in 2017 suggesting canceling the “structural separation” in the Bezeq Group. The Ministry of Finance, the Anti-Trust Commissioner and the State Comptroller have stated their objection to the implementation of the MoC's intent at this stage. If the MoC removes the structural separation provisions based on its above-mentioned announcements before we have firmly established ourselves in the fixed-line telecommunications services market (in both fixed-line telephony and broadband), Bezeq may be able to propose bundled services more effectively than us, and thereby gain a competitive advantage which would negatively affect our results of operations. Also see "Item 3D.1c3D.1c If the structural separation provisions (which apply to Bezeq and HOT) are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations."

4B.12e - v          Anti-Trust Regulation.

Pursuant to the Israeli Economics Competition Law,  if the Competition Commissioner decides that the Israeli cellular market is oligopolistic, the Director General will have the authority to give instructions to all or some of the participants in our market, in order to, among other objectives, maintain or increase the competition level among the participants, the Director General’s authority would include the ability to issue orders to remove or to ease entry or transfer barriers, to terminate a participant’s activity, or otherwise to regulate the activities of the market. Additionally, the Competition Commissioner authorized to give instructions to a monopoly which is a firm holding over 50% of market share or holding significant market stakes that are not temporary and short term.

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

Term. Our license was originally valid for a period of ten years (until April 2008), but has been extended until 2022. At the end of this period, the license may be extended for additional six-year periods upon our request to the Ministry of Communications, and a confirmation from the MoC that we have met the following performance requirements:

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

4B.12g          Other Licenses

Domestic Fixed-line License. In January, 2007, the Ministry of Communications granted Partner Land-Line, which is fully owned by the Company, a license for the provision of domestic fixed-line telecommunications services, including VoB services using the infrastructure of Bezeq and HOT Telecom to access customers. In February 2016, this license was replaced by the MoC with a general-unified license. In June and December 2016, this license was amended by the MoC to allow, in addition to domestic fixed-line telecommunications services, the provision of ILD services, ISP services and end-point services. See Exhibit 4.(a).2.1, which is incorporated herein by reference. The term of this license is similar to the term of the previous fixed-line license which expires in twenty years from the original grant date in January 2007 but may be extended by the Ministry of Communications for successive periods of ten years provided that the licensee has complied with the terms of the license and has acted consistently for the enhancement of telecom services and their enhancement. The general conditions of the mobile telephone license described above, generally apply to this license, subject to certain modifications.

In March 2009, we were also granted a domestic fixed-line license to provide fixed-line services to the Israeli populated areas in the West Bank. In July 2016, this license was replaced by a general-unified license. The general conditions of the general-unified license granted to Partner Land-Line by the MoC, generally apply to this license, subject to certain modifications.

012 Telecom was also granted a similar domestic fixed-line license by the Ministry of Communications in December 2005 for 20 years. In February 2016, this license was replaced by the MoC with a general-unified license. The term of this license is similar to the term of the previous fixed-line license. As part of the unification of the Company’s licenses, in January 2018, the Company filed a request with the Ministry of Communications to terminate this license and in January 2019 the license was terminated.

012 Telecom was also granted a license to provide domestic fixed-line services to the Israeli populated areas in the West Bank which was valid until February 2018. This license was replaced in July 2016 with a general-unified license. The general conditions of the general-unified license granted to 012 Telecom by the MoC, generally apply to this license, subject to certain modifications. In January 2018, the Company filed a request with the Ministry of Communications to terminate this license and in February 2019 the license was terminated.

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

012 Smile was also granted a similar ISP license by the Ministry of Communications in December 2009 that is valid until June 2020 and a special license to provide ISP services to the Israeli populated areas in the West Bank which is valid until June 2020. In January 2018, the Company filed a request with the Ministry of Communications to terminate these licenses and in January and February 2019 the licenses were terminated.

ILD License. In December 2009, the Ministry of Communications granted 012 Smile, a license for the provision of ILD services. The license expires in twenty years but may be extended by the Ministry of Communications for successive periods of ten years provided that the licensee has complied with the terms of the license and has acted consistently for the enhancement of telecom services and their enhancement. In February 2016, this license was replaced by the MoC with a general-unified license. The term of this license is similar to the term of the previous ILD License. In January 2018, the Company filed a request with the Ministry of Communications to terminate this license and in January 2019 the license was terminated.

012 Smile was also granted a license for the provision of International Long Distance services to the Israeli populated areas in the West Bank which is valid until February 2018. This license was replaced in July 2016 with a general-unified license. The general conditions of the general-unified license granted to 012 Smile by the MoC, generally apply to this license, subject to certain modifications. In January 2018, the Company filed a request with the Ministry of Communications to terminate this license and in February 2019 the license was terminated.

012 Smile was also granted a similar NTP license by the Ministry of Communications in December 2009 that is valid until December 2020. In January 2018, the Company filed a request with the Ministry of Communications to terminate this license and in January 2019 the license was terminated.

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

These developments may have a material adverse effect on our financial condition and results of operations, as well as plans to expand and enhance network coverage. For more information, see “Item 3D.1l In connection with some building permits, we may also be required to indemnify planning committees in respect of claims against them relating to the depreciation of property values that result from the granting of permits for network sites.”

Wireless access devices

We have set up several hundred small communications devices, called wireless access devices, pursuant to a provision in the Telecommunications Law which we and other participants in cellular telecommunications, believe exempts such devices from the need to obtain a building permit. Beginning in 2008, following the filing of a claim that the exemption does not apply to cellular communications devices, the Attorney General filed an opinion regarding this matter stating that the exemption does apply to wireless radio access devices under certain conditions. Two petitions were filed with the High Court of Justice in opposition to the Attorney General’s opinion. On October 25, 2018, the Attorney General submitted a request to dismiss the petitions on the grounds that the matter of network sites has been regulated by regulations. On December 23, 2018, the Supreme Court and the High Court of Justice dismissed the two petitions and accepted the appeal filed by us as well as our competitors against the district court ruling. In May 2018, the Economics Committee approved the new regulations which were published in October 2018. According to the provisions of the regulations that were approved, in order to establish a new wireless access device, a short process of licensing is required before the committee engineer, which constitutes a significant obstacle to obtaining such approval.

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

We have received approval from the MoC for selling and distributing all of the handsets and other terminal equipment we sell. The Ministry of Environmental Protection also has authority to regulate the sale of handsets in Israel, and under the Non-Ionizing Radiation Law, certain types of devices, which are radiation sources, including cellular handsets, have been exempted from requiring an approval from the Ministry of Environmental Protection so long as the radiation level emitted during the use of such handsets does not exceed the radiation level permitted under the Non-Ionizing Radiation Law. Since June 2002, we have been required to provide information to purchasers of handsets on the Specific Absorption Rate (“SAR”) levels of the handsets as well as its compliance with certain standards pursuant to a regulation under the Consumer Protection Law. We attach a brochure to each handset that is sold that includes the SAR level of the specific handset. Such brochures are also available at our service centers and the information is also available on the Company’s website. SAR levels are a measurement of non-ionizing radiation that is emitted by a hand-held cellular telephone at its specific rate of absorption by living tissue. While, to the best of our knowledge, the handsets that we market comply with the applicable laws that relate to acceptable SAR levels, we rely on the SAR published by the manufacturer of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset and not for each and every handset, we have no information as to the actual SAR level of each specific handset and throughout its lifecycle, including in the case of equipment repair.

Under a December 2005 amendment to this procedure, in the event that the SAR level is not measured after the repair of a handset, the repairing entity is required to notify the customer by means of a label affixed to the handset that the SAR may have been altered following the repair, in accordance with the provisions relating to the form of such label set forth in the procedure. A consultant had been retained by the MoC to formulate a recommendation regarding the appropriate manner to implement the procedure for repairing handsets but to date the MoC has not yet issued any guidelines and given the continued delay we inform our customers that there may be changes in the SAR levels.

In November 2005, a procedure was adopted by the MoC with regard to the importation, marketing, and approval for 2G and 2.5G handsets. Prior to the implementation of the procedure, suppliers of 2G and 2.5G handsets in Israel were required to obtain an interim, non-binding approval of the handset type from the relevant cellular operators before receiving final approval from the MoC to supply such handsets in Israel to such operators. Under the procedure, handsets that have already received international certification, such as the U.S. Federal Communications Commission (FCC) declaration of conformity and the Conformité Européene (CE), prior to their importation into Israel are now exempt from the requirement of receiving an interim, non-binding approval from the relevant cellular operators in Israel. This could expose us to the risk that handsets not reviewed and approved by us may interfere with the operation of our network.

In addition, this procedure also called for repaired handsets to comply with all applicable standards required for obtaining handset type approval, including standards relating to the safety, electromagnetic levels, and SAR levels.

4C.          Organizational Structure

We currently have (i) five directly held wholly-owned subsidiaries, Partner Future Communications 2000 Ltd., an Israeli corporation; Partner Land-Line Communications Solutions LP, an Israeli limited partnership; Partner Business Communications Solutions, LP, an Israeli limited partnership; Partner Communication Products 2016 LP and 012 Smile; (ii) 012 Smile's wholly-owned subsidiary, 012 Telecom Ltd.; (iii) a 50% interest in PHI and (iv) a 51% interest in Iconz Holdings Ltd. Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner of each of the limited partnerships.

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

We lease most of the sites where our mobile telecommunications network equipment is installed throughout Israel. At December 31, 2018, we had 3,105 network sites (including micro-sites). The lease agreements relating to our network sites are generally for periods of two to ten years. We have the option to extend the lease periods up to ten years (including the original lease period).

The erection and operation of most of these network sites requires building permits from local or regional zoning authorities, as well as a number of additional permits from governmental and regulatory authorities, and we have had difficulties in obtaining some of these permits.

Difficulties obtaining required permits could continue and therefore affect our ability to maintain cell network sites. In addition, as we grow our subscriber base and seek to improve the range and quality of our services, we need to further expand our network, and difficulties in obtaining required permits may delay, increase the costs or prevent us from achieving these goals in full. See “Item 3D.1k We have had difficulties obtaining some of the building and environmental permits required for the erection and operation of our cellular network sites, and some building permits have not been applied for or may not be fully complied with. These difficulties could have an adverse effect on the coverage, quality and capacity of our network. Operating network sites without building or other required permits, or in a manner that deviates from the applicable permit, may result in criminal or civil liability to us or to our officers and directors.” and “Item 4B.12 Regulation”.

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

5A.          Operating Results

5A.1          OVERVIEW

5A.1a          Key Financial and Operating Data

The table below sets forth a summary of selected financial and operating data for the years ended December 31, 2017 and 2018.

	Year ended December 31,
	2017	2018

Revenues (NIS million)	3,268	3,259
Operating profit (NIS million)	315	116
Income before taxes (NIS million)	135	63
Profit for the Year (NIS million)	114	56
Capital expenditures (additions) (NIS million)	417	499
Cash flows from operating activities (NIS million)	973	625
Cash flows from investing activities (NIS million)	(72)	(351)
Cellular Subscribers (end of period, thousands)	2,662	2,646
Annual cellular churn rate (%)	38%	35%
Average monthly revenue per cellular subscriber (ARPU) (NIS)	62	58
TV subscribers (end of period, thousands)	43	122

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
add
Credit losses
deduct
Depreciation and amortization expenses,
Other expenses (mainly amortization of employee share based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses, Credit losses
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

5A.1b          Business Developments in 2018

In 2018, competition in the Israeli telecommunications market remained intense, across both cellular segment services and fixed-line segment services, as well as in the market for equipment and device sales. As a result, the continued substantial price erosion in our principal markets has had a further significant negative impact on the Company’s business results. Total cellular segment revenues for 2018 decreased by 4% compared with 2017 and by 12% compared with 2016, and the increase of 11% in total fixed-line segment revenues largely reflected our entry into the TV market in the second half of 2017.

Cellular market.  As an illustration of the level of competition in the cellular market, approximately 2.4 million cellular subscribers are estimated to have switched operators within the Israeli market (with number porting) during 2018, compared with approximately 2.5 million in 2017 and 2.3 million in 2016. While the annual churn rate for cellular subscribers decreased slightly in 2018 to 35% compared with 38% in 2017 and 40% in 2016, competition in the cellular subscriber market remained intense. Significant price erosion continued to be caused by the amount of cellular subscribers who moved between different rateplans or airtime packages (generally with a lower monthly fee) within the Company.

Over 2018, the Company's cellular subscriber base declined net by approximately 16,000. The pre-paid subscriber base decreased by approximately 69,000, while the post-paid subscriber base increased by approximately 53,000. In view of the expected growing impact of M2M (machine to machine) activity on our business, as from Q4 2018, M2M subscriptions are included in the post-paid subscriber base on a standardized basis, according to which the number of M2M subscriptions included is calculated by dividing total revenues from M2M subscriptions by the average revenue from a dedicated data package subscriber for the relevant period.  This change had the effect of increasing the post-paid subscriber base at December 31, 2018, by approximately 34,000 subscribers. Excluding the inclusion of M2M subscriptions, the post-paid subscriber base increased by approximately 19,000 in 2018 and the total cellular subscriber base declined net by approximately 50,000.

The decrease in the pre-paid subscriber base was largely attributed to the pre-paid subscribers moving to post-paid subscriber packages as a result of the significant price erosion (and hence increasing attractiveness) in these products, as well to increased competition for pre-paid subscribers.

At the end of December 2018, the Company’s cellular subscriber base (including cellular data, 012 Mobile subscribers and M2M subscriptions) was approximately 2.65 million, including approximately 2.4 million post-paid subscribers or 89% of the base, and approximately 285,000 pre-paid subscribers, or 11% of the subscriber base. Total cellular market share in Israel (based on the number of subscribers) at the end of 2018 was estimated to be approximately 25%, compared with 25% in 2017 and 26% in 2016.

The monthly Average Revenue Per User (ARPU) for cellular subscribers for the year 2018 was NIS 58 (US$ 15), a decrease of approximately 6% from NIS 62 in 2017, (with negligible impact on ARPU of the inclusion of M2M subscriptions in the subscriber base starting in Q4 2018). The decrease mainly reflected the continued price erosion in the key cellular services including airtime, content, data and browsing, due to the persistent fierce competition in the cellular market. Overall, cellular service revenues decreased by 7% in 2018 compared with 2017.

Fixed line market. Total fixed line segment service revenues increased by 10% in 2018, largely as a result of increased revenues from TV services (which was launched in Q3 2017) and internet services, partially offset by a decrease in revenues from international calling services (including the market for wholesale international traffic) which were adversely affected both by the increased penetration of internet-based solutions and increased competition from other service providers. In 2017, the Company launched two services under the fixed line segment – Partner TV service (in June 2017) and the commercial phase and accelerated deployment of our fiber optic network in residential areas throughout the country (in August 2017).

Equipment sales.  Revenues from equipment sales increased in 2018 by 7%, reflecting principally higher sales volumes of both cellular devices and other non-core equipment including tablets, televisions and other audio visual devices.

See also “Item 5D.2 Outlook” and “Item 3D.2b Our level of indebtedness could adversely affect our business, profits and liquidity. Furthermore, difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness."

Total operating expenses. Although total operating expenses increased by NIS 50 million in 2018 compared with 2017 to a total of NIS 1,996 million (including cost of service revenues (NIS 2,131 million in 2018) and selling, marketing, administrative expenses and credit losses (NIS 471 million in 2018), and excluding depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation) (NIS 606 million in 2018); this measure is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies), the increase was explained principally by increased expenses related to TV services and internet services (in cost of service revenues).  Excluding the impact of TV and internet services on total operating expenses, total operating expenses would have decreased in 2018, mainly reflecting decreases in (i) international call expenses (in cost of service revenues), (ii) credit losses, and (iii) other expense items, including as a result of various efficiency measures. See also "Items 5A.2a and Item 5A.2b" for a breakdown of total operating expenses by segment.

Profitability. Profit for the year 2018 was NIS 56 million (US$ 15 million), a decrease of 51% compared with NIS 114 million in 2017. Adjusted EBITDA in 2018 totaled NIS 722 million (US$ 193 million), a decrease of 21% from NIS 917 million in 2017.

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

As set forth in the settlement agreement, the advance payments were recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses to be incurred over this period.  The income was recorded in the Company’s income statement under “Income with respect to settlement agreement with Orange".  For the years ended December 31, 2015, 2016 and 2017, the Company recognized income with respect to the settlement agreement in an amount, respectively, of NIS 61 million, NIS 217 million and NIS 108 million (US$ 31 million). There was no income recognized with respect to the settlement agreement in 2018, and none will be recorded for future periods. Based on a legal opinion provided to the Company, the advance payments are considered compensation payments and are therefore not subject to VAT charges.

5A.1d          Network Sharing Agreement with HOT Mobile

In November 2013, the Company entered into a 15-year Network Sharing Agreement with HOT Mobile. Pursuant to the Network Sharing Agreement, the parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership, which operates and develops a radio access network shared by both parties, starting with a pooling of both parties’ radio access network infrastructures creating a single shared pooled radio access network. See “4B.8 OUR NETWORK.”

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

The Lump Sum is recognized as deferred revenue for the cellular segment amortized quarterly in the income statement over a period of eight years, starting with the second quarter of 2016.  Eight years has been determined to be the shorter of the expected period of the arrangement or the expected life of the related assets.  Accordingly, approximately NIS 23 million, NIS 31 million and NIS 31 million (US$ 8 million) was amortized to revenues in the income statement during 2016, 2017 and 2018, respectively.

The Network Sharing Agreement provides material financial benefits to Partner in terms of both recognition of the amortized Lump Sum payments and savings in operational expenses and capital investments; however, such financial benefits are dependent on factors set forth in the related risk factor. See “Item 3D.2f If the network sharing agreement entered into with HOT Mobile is unilaterally terminated by HOT Mobile earlier than we expect, we will be required to split the shared network with HOT Mobile and the resources, time and expense it may take us to have our own network in a nationwide coverage, would be substantial and could also materially harm our business and the results of operations at such time.”

 Change in PHI's governance from January 1, 2019

At the beginning of January 2019, an amendment to the NSA between the Company and Hot Mobile was signed and communicated to the MoC and Anti-trust regulator, which among other things, cancelled the position of the independent director who acted as a chairman; no consideration was transferred between the parties in relation to this matter. The amendment did not change ownership shares, nor the Capex-Opex mechanism described above. As a result of the amendment, control over PHI is borne 50-50 by the Company and Hot Mobile, and each nominates an equal number of directors (3 directors). Since, thereafter, decisions about the relevant activities of PHI require the unanimous consent of both the Company and Hot Mobile, PHI is considered a joint arrangement controlled by the Company and Hot Mobile (joint control).

The activities of the joint arrangement are primarily designed for the provision of output to the Company and Hot Mobile (the “Parties”). The joint arrangement terms give the Parties rights to the assets, and obligations for the liabilities and expenses of PHI. Furthermore the Parties have rights to substantially all of the economic benefits of PHI's assets. PHI's liabilities are in substance satisfied by the cash flows received from the Parties, as the Parties are substantially the source of cash flows contributing to the continuity of the operations of PHI. Starting January 1, 2019 the Company will account for its rights in the assets of PHI and obligations for the liabilities and expenses of PHI as a joint operation, recognizing its share (50%) in the assets, liabilities, and expenses of PHI, instead of the equity method.

For the years 2016 to 2018, costs of Right of Use (ROU) in PHI’s shared network were presented as deferred expenses.  As a result, these costs were included in the cash flows statement under cash flows from operating activities rather than under cash flows used in investing activities. See also notes 2(g) and 9 to the financial statements.

Starting January 1, 2019, payments with respect to rights to use PHI's fixed assets will be presented in the statement of cash flows as cash used in investing activities.

The following table presents the Company's share (50%) in PHI's statement of financial position items as of December 31, 2018, for which the Company's investment in PHI's net assets is recognized under the equity method. Starting January 1, 2019, they will be consolidated in the financial statements as the Company's share in a joint operation.

	New Israeli Shekels in millions
	December 31, 2018**
	Company's share (50%) in PHI's accounts	Intercompany elimination	Total
CURRENT ASSETS
Cash and cash equivalents	*		*
Current assets	69	(51)	18

NON CURRENT ASSETS
Property and equipment and intangible assets	142		142
Other non-current assets	14	(14)	-

CURRENT LIABILITIES
Current borrowings from banks	13		13
Trade payables	52		52
Other current liabilities	3		3

NON CURRENT LIABILITIES
Dismantling and restoring sites obligation	14		14
Deferred revenues	142	(131)	11

EQUITY	1	(1)	-
* Representing an amount of less than NIS 1 million
** From the first quarter of 2019, the Company's interests in 50% of PHI's accounts will include a right-of-use non current asset of approximately NIS 360 million, a lease current liability of approximately NIS 70 million, and a lease non-current liability of approximately NIS 290 million, recognized upon the implementation of IFRS 16 leases - see note (3)(2)(a) to the consolidated financial statements.

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

For the purpose of the impairment test, the assets were grouped to the lowest level for which there is separately identifiable cash flows (CGU).

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

The recoverable amount of the VOB/ISP CGU as of December 31, 2015 was assessed by management with the assistance of an external independent expert based on value-in-use calculations, which was NIS 250 million. The value in use calculations use pre-tax cash flow projections covering a five-year period and using extrapolation with specific adjustments expected until 2027, which is the economic life of the main asset of the CGU: the deferred expenses – Right of Use, and a pre-tax discount rate of 12.9%. The value-in-use calculations included all factors in real terms.

The impairment test was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods. See also note 2(i) and note 4(a)(2) to our consolidated financial statements.

(ii)  The Group reviewed the recoverability of the ILD CGU in the fixed line segment and determined that no impairment existed as of December 31, 2015.

Impairment test of Fixed-Line Goodwill as of December 31, 2016, 2017 and 2018.

Goodwill is allocated to a single group of CGUs which constitute all the operations of the fixed-line segment, in an amount of NIS 407 million.

For the purpose of the goodwill impairment tests as of December 31, 2016, 2017 and 2018 the recoverable amount was assessed by management with the assistance of an external independent experts (BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rate represents the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

	As of December 31,
	2016	2017	2018
Terminal growth rate	0.5%	0.9%	1%
After-tax discount rate	9.8%	9.3%	9.5%
Pre-tax discount rate	11.9%	11.2%	11.5%

The impairment tests as of December 31, 2016, 2017 and 2018, were based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts.

As a result of the impairment tests, the Group determined that no goodwill impairment existed as of December 31, 2016, 2017 and 2018. See also note 4(a)(3) and note 2(h) to our consolidated financial statements.

Sensitivity Analysis:

The headroom of the fixed line segment recoverable amount over the carrying amount as of December 31, 2016, 2017 and 2018, was approximately 23%, 23% and 21% respectively. Sensitivity analysis was performed for the recoverable amount as of December 31, 2018 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 9.5% (8.6% to 10.5%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable 1.0% (0% to 2%), assuming all other variables constant. Results showed that no impairment charge is required for both analyses.

5A.1g          Agreement for the Upgrade of Our Existing Networks and the Deployment of Fourth Generation Network in Israel

On October 25, 2010, the Company signed an agreement with LM Ericsson Israel Ltd. (“Ericsson”) for the upgrade of its then existing networks and the deployment of a fourth generation network in Israel (the “Agreement”) for approximately US $100 million. The Agreement includes the upgrade, replacement and the expansion of certain parts of the Company’s existing cellular and fixed-line networks and the maintenance of its networks, including enhancement of the Company’s abilities with respect to the cellular and fixed-line ISP services it provides. The initial term of the all-inclusive agreement with Ericsson ended on December 31, 2014. We extended, with certain modifications, the maintenance period by additional periods until the end of 2019. In January 2019, we entered into an agreement with Mavenir Systems Limited for the upgrade and improvement of the performance of our LTE network, which will gradually reduce our reliance on Ericsson. See "Item 10C Material Contracts".

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

The fixed-line business segment derives revenues from a variety of fixed-line services that include internet services, ILD services, transmission services, telephony services (including SIP services) and, from 2017, TV services.

Equipment revenues are derived from the sale and leasing of a variety of communications, digital audio visual equipment and other related equipment, including cellular handsets and related cellular devices and accessories, business communications equipment, modems, domestic routers, servers and related equipment and more. See also "Item 4B.5 SERVICES AND PRODUCTS".

5A.1j          IFRS 15 Revenue from Contracts with Customers – change in accounting policy

Adoption of IFRS15, Revenue from contracts with customers and recognition model

In the third quarter of 2017, the Group early adopted with a date of initial application of January 1, 2017 (the "transision date") IFRS 15, Revenue from Contracts with Customers, and its clarifications ("IFRS 15", "The Standard") using the cumulative effect approach, which effect was immaterial as of the transition date.

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

(1) Identifying the contract with the customer
Two or more contracts entered into at or near the same time with the same customer (or related parties of the customer) are accounted for as a single contract if one or more of the following criteria are met:
a. The contracts are negotiated as a package with a single commercial objective;
b. The amount of consideration to be paid in one contract depends on the price or performance of the other contract;
c. The goods or services promised in the contracts (or some goods or services promised in each of the contracts) are a single performance obligation.

(2) Identifying performance obligations
The Group assesses the goods or services promised in the contract with the customer and identifies as performance obligation any promise to transfer to the customer one of the following:
a. Goods or services (or a bundle of goods or services) that are distinct; or
b. A series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.
Goods or services are identified as being distinct when the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer and the Group’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.  An option that grants the customer the right to purchase additional goods or services constitutes a separate performance obligation in the contract only if the options grant the customer a material right it would not have received without the original contract.
The performance obligations are mainly services, equipment and options to purchase additional goods or services that provide a material right to the customer.

(3) Determining the transaction price
The transaction price is the amount of consideration that the Group expects to receive for the transfer of the goods or services specified in a contract with the customer, taking into account rebates and discounts, excluding amounts collected on behalf of third parties, such as value added taxes.
The transaction price is also adjusted for the effects of the time value of money if the contract includes a significant financing component (such as sales of equipment with non-current credit arrangements, mainly in 36 monthly installments) and for any consideration payable to the customer. The Group applies a practical expedient in the standard and does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the Group expects the period between customer payment and the transfer of goods or services to be one year or less. The financing component is recognized in other income-net over the period which is calculated according to the effective interest method. See also note 23 – unwinding of trade receivables and note 7(a) to the financial statements.

(4) Allocating the transaction price to separate performance obligations
In a transaction that constitutes a revenue arrangement with multiple performance obligations, the transaction price is allocated to separate performance obligations based of their relative stand-alone selling prices, see also note 4(b)(2) to the financial statements.

(5) Satisfaction of performance obligations
The Group recognizes revenue when it satisfies performance obligations by transferring control over the goods or services to the customers.
Revenues from services and from providing rights to use the Group's assets, (see note 1(b) to the financial statements) (either month-by-month or long term arrangements) are recognized over time, as the services are rendered to the customers, since the customer receives and uses the benefits simultaneously , and provided that all other revenue recognition criteria are met.
Revenue from sale of equipment (see note 1(b) to the financial statements) is recognized at a point of time when the control over the equipment is transferred to the customer (mainly upon delivery) and all other revenue recognition criteria are met.

Additional subjects with respect to IFRS 15

(6) Principal – Agent consideration
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

(7) Recognition of receivables
Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Trade receivables are recognized when the control over the goods or services is transferred to the customer, and at the amount that is unconditional because only the passage of time is required before the payment is due. The Group holds the trade receivables with the objective to collect the contractual cash flows, and the contractual terms give rise to cash flows that are solely payments of principal and interest. Therefore they are subsequently measured at amortized cost using the effective interest method. See also note 7 and also note 6(a)(3) regarding trade receivables credit risk.

(8) Recognition of contract assets and contract liabilities
A contract asset is a Group’s right to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditioned on something other than the passage of time (for example, the Group’s future performance).
A contract liability is a Group’s obligation to transfer goods or services to a customer for which the entity has received consideration (or the amount is due) from the customer; therefore the Group records contract liabilities for payments received in advance for services, such as transmission services and pre-paid calling cards, as deferred revenues until such related services are provided.
Contract assets and contract liabilities arising from the same contract are offset and presented as a single asset or liability.

(9) Transition to the new revenue recognition model and practical expedients applied:
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

(10) Other practical expedients implemented:
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

(11) Capitalization of contract costs
The main effect of the Group’s application of IFRS 15 is the accounting treatment for the incremental costs of obtaining contracts with customers, which in accordance with IFRS 15, are recognized as assets under certain conditions, see notes 2(f)(5) and 11 to the financial statements. Contract costs that were recognized as assets are presented in the statements of cash flows as part of cash flows used in investing activities.

(12) Use of judgments and estimates
Implementation of the accounting policy described above requires management to exercise discretion in estimates and judgments, see notes 4(a)(1) and 4(b)(2) to the financial statements.

See additional information with respect to revenues in note 22(a) to the financial statements.

5A.1k          Cost of Revenues

The principal components of our cost of revenues are:

•	Transmission, communication and content providers

•	Cost of equipment and accessories

•	Depreciation and amortization

•	Wages, employee benefits expenses and car maintenance

•	Costs of handling, replacing or repairing equipment

•	Operating lease, rent and overhead expenses

•	Network and cable maintenance

•	Internet infrastructure and service providers (“ISPs”)

•	IT support and general operating expenses

•	Amortization of rights of use

5A.1l          Selling and Marketing Expenses

The principal components of our selling and marketing expenses are:

•	Wages, employee benefits expenses and car maintenance

•	Advertising and marketing

•	Selling commissions, net

•	Depreciation and amortization Operating lease, rent and overhead expenses

5A.1m          General and Administrative Expenses

The principal components of our general and administrative expenses are:

•	Wages, employee benefits expenses and car maintenance

•	Professional fees

•	Credit card and other commissions

•	Depreciation

5A.1n          Credit Losses

Credit losses are equivalent to net impairment losses on financial and contract assets under IAS1(82). In reports for previous periods, credit losses were included in General and Administrative Expenses.

5A.1o          Income with Respect to the Settlement Agreement with Orange

Income with respect to the Settlement Agreement with Orange consists of recognized payments received by Partner thereunder (see Item "5A.1c Settlement Agreement with Orange Brand Services Ltd."). The recognition of such payments terminated after the second quarter of 2017.

5A.1p          Other Income, Net

The principal components of our other income, net, are:

•	Unwinding of trade receivables

5A.1q          Finance Costs, Net

The principal component of our finance expenses is:

•	Interest expenses

•	CPI linkage expenses

The principal components of our finance income are:

•	Interest income from cash equivalents

•	Net foreign exchange rate gains

5A.1r          Key Cellular Business Indicators (Operating Data)

Our primary key cellular business indicators are described below. These indicators are widely used in the cellular telephone service industry to evaluate performance.

•	Number of subscribers (see “Item 5A.1b – Cellular Market” above for a discussion of the inclusion of M2M subscribers)

•	Average monthly revenue per subscriber (ARPU)

•	Churn rate

5A.1s          Critical Accounting Estimates and Judgments

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

5A.1s - i          Critical accounting estimates and assumptions

(1)	Assessing the useful lives of non-financial assets

The useful economic lives of the Group’s non-financial assets are an estimate determined by management. The Group defines useful economic life of its assets in terms of the assets’ expected utility to the Group. This estimation is based on assumptions of future changes in technology or changes in the Group’s intended use of these assets, and experience of the Group with similar assets, and legal or contract periods where relevant. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at least annually. See also note 2(e) and note 2(f) to our consolidated financial statements.

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

No indicators for an impairment or reversal of impairment of assets with finite useful lives were identified in 2018.

Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods. See also note 2(i) to our consolidated financial statements.

Continued increases in the level of competition for cellular and fixed-line services may bring further downward pressure on prices which may require us to perform further impairment tests of our assets. Such impairment tests may lead to recording additional significant impairment charges, which could have a material negative impact on our operating and profit.

(3)	Assessing the recoverable amount of goodwill for impairment tests

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. The recoverable amount of the fixed line segment to which goodwill has been allocated to have been determined based on value-in-use calculations. For the purpose of the goodwill impairment tests as of December 31, 2016, 2017 and 2018 the recoverable amount was assessed by management with the assistance of external independent experts (BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rate represents the long-term average growth rate of the fixed-line communications services business.

The key assumptions used in the December, 31, 2018 test were as follows:

Terminal growth rate          1.0%

After-tax discount rate       9.5%

Pre-tax discount rate          11.5%

The impairment test as of December 31, 2018 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 13(1) and note 2(h) to the consolidated financial statements. No impairment charges were recognized in with respect to goodwill in 2016, 2017 and 2018.

Sensitivity Analysis:

The headroom of the fixed line segment recoverable amount over the carrying amount as of December 31, 2016, 2017 and 2018 was approximately 23%, 23% and 21% respectively. Sensitivity analysis was performed for the recoverable amount as of December 31, 2018 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 9.5% (8.6% to 10.5%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable 1.0% (0% to 2%), assuming all other variables constant. Results showed that no impairment charge is required for both analyses.

(4)	Assessing impairment of financial assets

 The allowance for credit losses for financial assets is based on assumptions about risk of default and expected loss rates. The Group uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period.  Individual receivables which are known to be uncollectable are written off by reducing the carrying amount directly. The other receivables are assessed collectively, grouped based on shared credit risk characteristics and the days past due. See notes 7, 6(a)(3), 2(j), 3(1) to the financial statements.

From January 1, 2018, upon the implementation of IFRS 9 the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.  For trade receivables and contract assets with and without significant financing components, the Group applies IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and period past due.  The expected loss rates are based on the payment profiles of sales, and the corresponding historical credit losses experienced. The historical loss rates are adjusted to reflect current and forward-looking information on factors affecting the ability of the customers to settle the receivables. See notes 7, 6(a)(3), 2(j), 3(1) to the financial statements.

(5)	Considering uncertain tax positions

The assessment of amounts of current and deferred taxes requires the Group's management to take into consideration uncertainties that its tax position will be accepted and of incurring any additional tax expenses. This assessment is based on estimates and assumptions based on interpretation of tax laws and regulations, and the Group's past experience. It is possible that new information will become known in future periods that will cause the final tax outcome to be different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. See also notes 2(p) and 25 to the financial statements.

5A.1s - ii          Critical judgments in applying the Company’s accounting policies

(1)	Considering the likelihood of contingent losses and quantifying possible legal settlements:

Provisions are recorded when a loss is considered probable and can be reasonably estimated. Judgment is necessary in assessing the likelihood that a pending claim or litigation against the Group will succeed, or a liability will arise, quantifying the possible range of generally best estimate of final settlement. These judgments are made by management with the support of internal specialists, or with the support of outside consultants such as legal counsel. Because of the inherent uncertainties in this evaluation process, actual results may be different from these estimates. See notes 2(m), 14 and 20 to the financial statements.

(2)	Considering contracts with customers with multiple performance obligations

Some contracts with customers include several performance obligations, and consideration (including any discounts) is allocated to them based on their relative stand-alone selling prices. Management estimates the stand-alone selling price at contract inception based on observable prices of the type of goods and services in similar circumstances to similar customers. Where these are not directly observable (such as a service or equipment that is sold only in a bundle arrangement), they are estimated based on adjusted market approach or cost-plus expected margin. See also note 2(n) to the financial statements.

5A.2          RESULTS OF CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2018 COMPARED TO THE YEAR ENDED DECEMBER 31, 2017

REPORTED RESULTS OF CONSOLIDATED OPERATIONS*

	New Israeli Shekels
	Year ended December 31, 2018
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue – Services	1,827	697		2,524
Inter-segment revenue – Services	16	155	(171)
Segment revenue – Equipment	643	92		735
Total revenues	2,486	944	(171)	3,259

Segment cost of revenues – Services	1,435	696		2,131
Inter-segment cost of revenues – Services	154	17	(171)
Segment cost of revenues – Equipment	509	60		569
Cost of revenues	2,098	773	(171)	2,700
Gross profit	388	171		559

Operating expenses (1)	343	128		471
Other income, net	23	5		28
Operating profit	68	48		116
Adjustments to presentation of Segment Adjusted EBITDA
–Depreciation and amortization	442	150		592
–Other (2)	14			14
Segment Adjusted EBITDA (3)	524	198		722

Reconciliation of profit for the year to Adjusted EBITDA
Profit for the year				56
Depreciation and amortization				592
Finance costs, net				53
Income tax expenses				7
Other (2)				14
Adjusted EBITDA (3)				722

	New Israeli Shekels
	Year ended December 31, 2017
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue – Services	1,960	622		2,582
Inter-segment revenue – Services	18	155	(173)
Segment revenue – Equipment	610	76		686
Total revenues	2,588	853	(173)	3,268

Segment cost of revenues – Services	1,470	613		2,083
Inter-segment cost of revenues – Services	154	19	(173)
Segment cost of revenues – Equipment	490	54		544
Cost of revenues	2,114	686	(173)	2,627
Gross profit	474	167		641

Operating expenses (1)	367	98		465
Income with respect to settlement agreement with Orange	108			108
Other income, net	29	2		31
Operating profit	244	71		315
Adjustments to presentation of Segment Adjusted EBITDA
–Depreciation and amortization	445	135		580
–Other (2)	21	1		22
Segment Adjusted EBITDA (3)	710	207		917

Reconciliation of profit for the year to Adjusted EBITDA
Profit for the year				114
Depreciation and amortization				580
Finance costs, net				180
Income tax expenses				21
Other (2)				22
Adjusted EBITDA (3)				917

* See “Item 5A.1j IFRS 15 Revenue from Contracts with Customers – change in accounting policy ” and also note 2(n) and 2(f)(5) to the consolidated financial statements regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

(1) Operating expenses include selling and marketing expenses, general and administrative expenses and credit losses.

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

Total revenues. In 2018, total revenues were NIS 3,259 million (US$ 870 million), approximately unchanged from NIS 3,268 million in 2017.

Revenues from services. Service revenues in 2018 totaled NIS 2,524 million (US$ 673 million), a decrease of 2% from NIS 2,582 million in 2017.

Revenues from equipment. Equipment revenues in 2018 totaled NIS 735 million (US$ 196 million), an increase of 7% from NIS 686 million in 2017, largely reflecting an increase in sales volumes of both cellular devices and other digital audio, visual and related equipment.

Gross profit from service revenues. The gross profit from service revenues in 2018 was NIS 393 million (US$ 105 million), compared with NIS 499 million in 2017, a decrease of 21%.  This decrease reflected both the decrease in the service revenues and the increase in the cost of service revenues. See also note 22 to our consolidated financial statements.

Gross profit from equipment sales. Gross profit from equipment sales in 2018 was NIS 166 million (US$ 44 million), compared with NIS 142 million in 2017, an increase of 17%.  This increase reflected increases in gross profit from equipment sales for both the cellular and fixed-line segments. See also “Item 5D.2 Outlook”.

Selling, marketing, general and administrative expenses and credit losses. Reported selling, marketing, general and administrative expenses and credit losses totaled NIS 471 million (US$ 126 million) in 2018, an increase of 1% compared with NIS 465 million in 2017. This increase mainly reflected an increase in depreciation and amortization expenses related to the amortization of the costs of obtaining contracts with customers (under IFRS 15), partially offset by a decrease in credit losses.

Total operating expenses ("OPEX"). Total operating expenses amounted to NIS 1,996 million (US$ 533 million) in 2018, an increase of 3% or NIS 50 million from 2017. Total operating expenses (“Opex”) (not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies) includes cost of service revenues (NIS 2,131 million in 2018) and selling, marketing, general and administrative expenses and credit losses (NIS 471 million in 2018), and excludes depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation) (NIS 606 million in 2018). The increase in total operating expenses in 2018 mainly reflected increased operating expenses (mainly content costs, internet infrastructure expenses and salaries and related expenses) related to TV services and internet services (in cost of service revenues).  These increases were partially offset by decreases in (i) international call expenses (in cost of service revenues), (ii) credit losses, and (iii) other expense items, including as a result of various efficiency measures.

Including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses in 2018 amounted to NIS 2,602 million (US$ 694 million), an increase of 2% compared with 2017. See also note 22 to our consolidated financial statements.

Income with respect to settlement with Orange. In 2017 the Company recorded income with respect to the settlement agreement of the Orange brand agreement in an amount of NIS 108 million. No income was recorded in 2018, and none will be recorded for future periods, with respect to the settlement agreement. As set forth in the settlement agreement, the advance payments received from Orange were recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses that were incurred over this period.  See also "Item 5A.1c Settlement Agreement with Orange Brand Services Ltd.”, and note 18 to our consolidated financial statements.

Other income, net. Other income, net, totaled NIS 28 million (US$ 7 million) in 2018, compared to NIS 31 million in 2017, a decrease of 10%, reflecting a decrease in income from the unwinding of trade receivables. See also note 23 to our consolidated financial statements.

Operating profit. Operating profit for 2018 was NIS 116 million (US$ 32 million), a decrease of 63% compared with operating profit of NIS 315 million in 2017.

Finance costs, net. Finance costs, net in 2018 were NIS 53 million (US$ 15 million), a decrease of 71% compared with NIS 180 million in 2017. The decrease largely reflected the impact of early debt repayment expenses in 2017 in an amount of NIS 94 million which were mainly related to the early repayment of borrowings during 2017 in a total amount of NIS 1,283 million, in addition to a decrease in interest expenses reflecting the lower average level of indebtedness and a lower average interest rate, partially offset by early loan repayment expenses of NIS 9 million recorded in 2018. See also “Item 5B Liquidity and Capital Resources.”

Profit (loss) before income tax. Profit before income taxes for 2018 was NIS 63 million (US$ 17 million), a decrease of 53% compared with NIS 135 million in 2017, reflecting the decrease in operating profit, partially offset by the decrease in finance costs, net.

Income taxes on profit. Income taxes on profit for 2018 were NIS 7 million (US$ 2 million), compared with NIS 21 million in 2017.

An income tax audit of the Company, concluded in 2017, resulted in a one-time income of NIS 10 million in income tax expenses and in an additional one-time deferred tax income of NIS 9 million, which was recognized in income tax expenses.

A one-time income of NIS 16 million in income tax expenses was recorded in 2018, mainly due to an income tax audit of the Company's subsidiary.

The effective tax rate of the Company was 11% in 2018 compared with 16% in 2017, compared with the regular corporate tax rate in Israel of 23% for 2018 and 24% for 2017, largely as a result of the one-time factors as described above.

Excluding the one-time factors, the effective tax rate of the Company in 2017 and 2018 would have been 30% and 37%, respectively.  The Company’s effective tax rate is expected to continue to be higher than the corporate tax rate (excluding one-time effects) mainly due to nondeductible expenses.  See also note 25 to our consolidated financial statements.

Profit. Profit in 2018 was NIS 56 million (US$ 15 million), a decrease of 51% compared with NIS 114 million in 2017.   Based on the weighted average number of shares outstanding during 2018, basic earnings per share or ADS was NIS 0.34 (US$ 0.09), compared with NIS 0.70 in 2017.

For information regarding potential downward impacts on profits in 2019, see “Item 5D.2 Outlook.”

Adjusted EBITDA. Adjusted EBITDA in 2018 totaled NIS 722 million (US$ 193 million), a decrease of 21% from NIS 917 million in 2017. As a percentage of total revenues, Adjusted EBITDA in 2018 was 22% compared with 28% in 2017.

5A.2a          Cellular Services Segment

Total revenues. Total revenues for the cellular segment in 2018 were NIS 2,486 million (US$ 663 million), a decrease of 4% from NIS 2,588 million in 2017.

Revenues from services. Service revenues for the cellular segment in 2018 totaled NIS 1,843 million (US$ 492 million), a decrease of 7% from NIS 1,978 million in 2017. The decrease was mainly a result of the continued downward pressures on the prices of post-paid and pre-paid cellular services as a result of the continued competition in the cellular market. As an illustration of the continuing high level of competition in the cellular market, approximately 2.4 million cellular subscribers are estimated to have switched operators within the Israeli market (with number porting) in 2018, compared with approximately 2.5 million in 2017 and 2.3 million in 2016.

Significant price erosion continued to be caused by the amount of cellular subscribers who moved between different rateplans or airtime packages (generally with a lower monthly fee) within the Company.

Pre-paid cellular subscribers contributed service revenues in a total amount of approximately NIS 114 million (US$ 30 million) in 2018, a decrease of 22% from approximately NIS 146 million in 2017, as a result of the price erosion in pre-paid services and the decrease in the number of pre-paid subscribers, which was largely attributed to pre-paid subscribers moving to post-paid subscriber packages due to the significant price declines (and hence increased attractiveness) for these products.

Revenues from equipment. Revenues from equipment sales for the cellular segment in 2018 totaled NIS 643 million (US$ 172 million), an increase of 5% from NIS 610 million in 2017, mainly reflecting an increase in the volume of sales.

Gross profit from equipment sales. The gross profit from equipment sales for the cellular segment in 2018 was NIS 134 million (US$ 36 million), compared with NIS 120 million in 2017, an increase of 12%. This increase mainly reflected the increase in the volume of equipment sales, as described above, in addition to a small increase in profit margins from sales due to a change in the product mix.  See also “Item 5D.2 Outlook”.

Cost of service revenues. The cost of service revenues for the cellular segment (excluding inter-segment costs) decreased by 2% from NIS 1,470 million in 2017 to NIS 1,435 million (US$ 383 million) in 2018.  This decrease mainly reflected a decrease in depreciation and amortization expenses related to the cellular network, which was partially offset by an increase in the amortization expenses of rights of use. See also note 22 to our consolidated financial statements.

Selling, marketing, general and administrative expenses and credit losses. Selling, marketing, general and administrative expenses and credit losses for the cellular segment in 2018 amounted to NIS 343 million (US$ 92 million), a decrease of 7% from NIS 367 million in 2017. The decrease mainly reflected decreases in three expense items: (1) in credit losses which was principally due to the impact of the tightening of the Company’s customer credit policy for handset sales since 2017; (2) in advertising and marketing expenses; and (3) in payroll and related expenses. See also note 2(n) and note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses for the cellular segment totaled NIS 1,476 million (US$ 394 million) in 2018, a decrease of 3% or NIS 49 million from 2017. See also note 22 to our consolidated financial statements. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses totaled NIS 1,932 million, a decrease of 3% compared with 2017.

Income with respect to settlement with Orange. In 2017, the Company recorded income with respect to the settlement agreement of the Orange brand agreement in an amount of NIS 108 million. No income was recorded in 2018, and none will be recorded for future periods, with respect to the settlement agreement. As set forth in the settlement agreement, the advance payments received from Orange were recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses that were incurred over this period. See also "Item 5A.1c Settlement Agreement with Orange Brand Services Ltd.” above and note 18 to our consolidated financial statements.

Operating profit. Overall, operating profit for the cellular segment in 2018 was NIS 68 million (US$ 18 million), a decrease of 72% compared with NIS 244 million in 2017, reflecting the impact of the decreases in service revenues and in income with respect to the settlement agreement with Orange, which was partially offset by the reduction in total operating expenses, and the increase in gross profits from cellular segment equipment sales.

 Adjusted EBITDA. Adjusted EBITDA for the cellular segment was NIS 524 million (US$ 140 million) in 2018, a decrease of 26% from NIS 710 million in 2017, for the same reasons as the decrease in operating profit. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2018 was 21% compared with 27% in 2017.

5A.2b          Fixed-Line Services Segment

Total revenues. Total revenues in 2018 for the fixed-line segment were NIS 944 million (US$ 252 million), an increase of 11% compared with NIS 853 million in 2017.

Revenues from services. Service revenues for the fixed-line segment totaled NIS 852 million (US$ 227 million) in 2018, an increase of 10% compared with NIS 777 million in 2017.  This increase mainly reflected an increase in revenues from TV services and from internet services, partially offset by a decrease in revenues from international calling services (including the market for wholesale international traffic) which were adversely affected both by the increased penetration of internet-based solutions and increased competition from other service providers. See also "Item 3D.2o The telecommunications industry is subject to rapid and significant changes in technology and industry structure which could reduce demand for our services."

Revenues from equipment. Revenues from equipment sales for the fixed-line segment in 2018 totaled NIS 92 million (US$ 25 million), an increase of 21% compared with NIS 76 million in 2017, mainly reflecting an increase in revenues recorded from sales of audio visual and related equipment and devices.

Gross profit from equipment sales. The gross profit from equipment sales for the fixed-line segment in 2018 was NIS 32 million (US$ 9 million), compared with NIS 22 million in 2017, an increase of 45%, again largely a reflection of the impact of an increase in gross profit recorded from sales of audio visual and related equipment and devices.

Cost of service revenues. The cost of service revenues (excluding inter-segment costs) for the fixed-line segment increased by 14% from NIS 613 million in 2017 to NIS 696 million (US$ 186 million) in 2018.  This increase mainly reflected increased operating expenses related to TV services (including content expenses, wholesale internet infrastructure access expenses, workforce expenses and depreciation expenses of subscriber equipment), as well as increases in expenses related to internet services and in depreciation expenses of the fixed-line network. These factors were partially offset by a decrease in international call expenses. See also note 22 to our consolidated financial statements.

Selling, marketing, general and administrative expenses and credit losses. Selling, marketing, general and administrative expenses and credit losses for the fixed-line segment in 2018 amounted to NIS 128 million (US$ 34 million), an increase of 31% from NIS 98 million in 2017. The increase largely reflected increases in advertising and marketing expenses related to fixed-line services and in payroll and related expenses. See also note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses for the fixed-line segment totaled NIS 691 million (US$ 184 million) in 2018, an increase of 16% or NIS 97 million from 2017. See also note 22 to our consolidated financial statements. Including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses for the fixed-line segment totaled NIS 841 million, an increase of 15% compared with 2017.

Operating profit. Operating profit for the fixed-line segment was NIS 48 million (US$ 13 million) in 2018, a decrease of 32% compared to NIS 71 million in 2017, mainly reflecting the increased total operating expenses related to TV services and internet services, which more than offset the increase in revenues from TV services and internet services and in gross profit from equipment sales.

Adjusted EBITDA. Adjusted EBITDA for the fixed-line segment was NIS 198 million (US$ 53 million) in 2018, a decrease of 4% from NIS 207 million in 2017, for the same reasons as the decrease in operating profit. As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed-line segment in 2018 was 21% compared with 24% in 2017.

5A.3          RESULTS OF CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2017, COMPARED TO THE YEAR ENDED DECEMBER 31, 2016

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

Reconciliation of loss for the year to Adjusted EBITDA
Profit for the year				52
Depreciation and amortization				595
Finance costs, net				105
Income tax expenses				36
Other (2)				46
Adjusted EBITDA (3)				834

(1) Operating expenses include selling and marketing expenses, general and administrative expenses and credit losses.

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

Total revenues. In 2017, total revenues were NIS 3,268 million, a decrease of 8% from NIS 3,544 million in 2016.

Revenues from services. Service revenues in 2017 totaled NIS 2,582 million, a decrease of 6% from NIS 2,752 million in 2016.

Revenues from equipment. Equipment revenues in 2017 totaled NIS 686 million, a decrease of 13% from NIS 792 million in 2016, largely reflecting a significant decrease in sales volumes of both cellular devices and other non-core equipment such as tablets, televisions and other audio visual devices. The decrease mainly reflected the impact of the tightening of the Company’s customer credit policy, whereby the Company imposed stricter requirements for customers to be accepted for long term financing plans under which the customer pays for the equipment through monthly payments (generally between 12 and 36 months).

Gross profit from service revenues. The gross profit from service revenues in 2017 was NIS 499 million, compared with NIS 476 million in 2016, an increase of 5%.  This increase reflected the decrease in the cost of service revenues, which was partially offset by the smaller decrease in service revenues. See also note 22 to our consolidated financial statements.

Gross profit from equipment sales. Gross profit from equipment sales in 2017 was NIS 142 million, compared with NIS 144 million in 2016, a decrease of 1%.  This decrease reflected the decrease in gross profit from equipment sales for the cellular segment which was partially offset by the increase in gross profit from equipment sales for the fixed-line segment. See also “Item 5D.2 Outlook”.

Selling, marketing, general and administrative expenses and credit losses. Reported selling, marketing, general and administrative expenses and credit losses totaled NIS 465 million in 2017 following the adoption of IFRS 15, compared with NIS 689 million in 2016 (before the adoption of IFRS 15), a decrease of 33%. This decrease mainly reflected decreases in sales commissions as a result of the adoption of IFRS 15, as well as in payroll and related expenses, in credit losses and in advertising and marketing expenses related, in part, to the marketing activities for the rebranding of the Company in 2016.  Without the impact of the early adoption of IFRS 15 in 2017, selling, marketing, general and administrative expenses and credit losses would have been NIS 536 million, a decrease of 22% from NIS 689 million in 2016.

Total operating expenses ("OPEX"). Total operating expenses amounted to NIS 1,946 million in 2017. Without the impact of the early adoption of IFRS 15 in 2017, total operating expenses would have been NIS 2,030 million, a decrease of 13% or NIS 294 million from 2016. Total operating expenses (“Opex”) (not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies) includes cost of service revenues (NIS 2,083 million in 2017) and selling, marketing, general and administrative expenses and credit losses (NIS 465 million in 2017), and excludes depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation) (NIS 602 million in 2017). The decrease in total operating expenses in 2017 without the impact of the early adoption of IFRS 15 mainly reflected decreases (i) in cellular network and cable maintenance and operating lease expenses (in cost of service revenues) principally as a result of the network sharing agreement with HOT Mobile, (ii) in international call expenses (in cost of service revenues), (iii) in credit losses, (iv) in advertising and marketing expenses (in selling, marketing and administrative expenses) and (v) in other expense items as a result of various efficiency measures. These decreases were partially offset by increases in expenses related to Partner TV service (in cost of service revenues) that was launched during 2017, and in expenses related to internet services (in cost of service revenues).

Including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses in 2017 amounted to NIS 2,548 million. Without the impact of the early adoption of IFRS 15 in 2017, total operating expenses including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation) would have been NIS 2,619 million, a decrease of 12% compared with 2016. See also note 22 to our consolidated financial statements.

Income with respect to settlement with Orange. In 2017, the Company recorded income with respect to the settlement agreement of the Orange brand agreement in an amount of NIS 108 million compared with NIS 217 million recorded in 2016. As set forth in the settlement agreement, the advance payments received from Orange were recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses that were incurred over this period.  See also "Item 5A.1c Settlement Agreement with Orange Brand Services Ltd.”,“5D.2 Outlook” and note 18 to our consolidated financial statements.

Other income, net. Other income, net, totaled NIS 31 million in 2017, compared to NIS 45 million in 2016, a decrease of 31%, reflecting a decrease in income from the unwinding of trade receivables. See also note 23 to our consolidated financial statements.

Operating profit. Reported operating profit for 2017 was NIS 315 million. Without the impact of the early adoption of IFRS 15 in 2017, operating profit would have been NIS 246 million, an increase of 27% compared with reported operating profit of NIS 193 million in 2016.

Finance costs, net. Finance costs, net in 2017 were NIS 180 million, an increase of 71% compared with NIS 105 million in 2016. The increase largely reflected the impact of the increase in early debt repayment expenses in 2017 of NIS 82 million which were mainly related to the early repayment of borrowings during 2017 in a total amount of NIS 1,283 million. See also “Item 5B Liquidity and Capital Resources.”

Profit (loss) before income tax. Profit before income taxes for 2017 was NIS 135 million. Without the impact of the early adoption of IFRS 15 in 2017, profit before income taxes would have been NIS 66 million, a decrease of 25% compared with NIS 88 million in 2016, reflecting the increase in finance costs, net, which more than offset the increase in operating profit.

Income taxes on profit. Income taxes on profit for 2017 were NIS 21 million. Without the impact of the early adoption of IFRS 15 in 2017, income taxes on profit would have been NIS 5 million, compared with NIS 36 million in 2016.

An income tax audit of the Company, concluded in 2017, resulted in a one-time income of NIS 10 million in income tax expenses and in an additional one-time deferred tax income of NIS 9 million, which was recognized in income tax expenses.

The effective tax rate of the Company in 2017 was 16% compared with 41% in 2016, largely reflecting the one-time factors in 2017 described above.  The regular corporate tax rate in Israel for 2016 was 25% and for 2017 was 24%. The regular corporate tax rate for 2018 and thereafter was reduced further to 23%.

Profit. Reported profit in 2017 was NIS 114 million. Without the impact of the early adoption of IFRS 15 in 2017, profit would have been NIS 61 million, an increase of 17% compared with NIS 52 million in 2016.   Based on the weighted average number of shares outstanding during 2017, basic earnings per share or ADS was NIS 0.70. Without the impact of the early adoption of IFRS 15 in 2017, basic earnings per share or ADS would have been NIS 0.38 compared with NIS 0.33 in 2016.

Adjusted EBITDA. Adjusted EBITDA in 2017 totaled NIS 917 million. Without the impact of the early adoption of IFRS 15 in 2017, Adjusted EBITDA would have been NIS 835 million, an increase of 0.1% from NIS 834 million in 2016. As a percentage of total revenues, Adjusted EBITDA in 2017 was 28%. Without the impact of the early adoption of IFRS 15 in 2017, Adjusted EBITDA as a percentage of total revenues would have been 26% compared with 24% in 2016.

5A.3a          Cellular Services Segment

Total revenues. Total revenues for the cellular segment in 2017 were NIS 2,588 million, a decrease of 8% from NIS 2,828 million in 2016.

Revenues from services. Service revenues for the cellular segment in 2017 totaled NIS 1,978 million, a decrease of 6% from NIS 2,099 million in 2016. The decrease was mainly a result of the continued downward pressures on the prices of post-paid and pre-paid cellular services as a result of the continued competition in the cellular market. As an illustration of the level of competition in the cellular market, approximately 2.5 million cellular subscribers are estimated to have switched operators within the Israeli market (with number porting) in 2017, compared with approximately 2.3 million in 2016 and 2.5 million in 2015.

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

Pre-paid cellular subscribers contributed service revenues in a total amount of approximately NIS 146 million in 2017, a decrease of 19% from approximately NIS 180 million in 2016, as a result of the price erosion in pre-paid services and the decrease in the number of pre-paid subscribers, which was largely attributed to pre-paid subscribers moving to post-paid subscriber packages due to the significant price declines (and hence increased attractiveness) for these products.

Revenues from equipment. Revenues from equipment sales for the cellular segment in 2017 totaled NIS 610 million, a decrease of 16% from NIS 729 million in 2016, reflecting a decrease in the volume of sales, mainly due to the impact of the tightening of the Company’s customer credit policy, whereby stricter requirements were imposed for customers to be accepted for long term financing plans under which the customer pays for the equipment through monthly payments (generally between 12 and 36 months). The decrease in volume of sales was partially offset by an increase in revenues from the leasing of cellular handsets to both residential and business customers.

Gross profit from equipment sales. The gross profit from equipment sales for the cellular segment in 2017 was NIS 120 million, compared with NIS 133 million in 2016, a decrease of 10%. This decrease mainly reflected both the decrease in the volume of equipment sales, as described above, partially offset by a small increase in profit margins from sales.  See also “Item 5D.2 Outlook”.

Cost of service revenues. The cost of service revenues for the cellular segment (excluding inter-segment costs) decreased by 11% from NIS 1,659 million in 2016 to NIS 1,470 million in 2017.  This decrease mainly reflected decreases in operating lease, rent and overhead expenses and in cellular network and cable maintenance expenses, largely reflecting the impact of the network sharing agreement with HOT Mobile, as well as a decrease in expenses related to lower payments to transmission, communication and content providers. The early adoption of IFRS 15 in 2017 did not have any impact on the cost of service revenues for the cellular segment. See also note 22 to our consolidated financial statements.

Selling, marketing, general and administrative expenses and credit losses. Selling, marketing, general and administrative expenses and credit losses for the cellular segment in 2017 amounted to NIS 367 million. Without the impact of the early adoption of IFRS 15 in 2017, selling, marketing, general and administrative expenses and credit losses for the cellular segment would have been NIS 420 million, a decrease of 26% from NIS 571 million in 2016. The decrease mainly reflected decreases in payroll and related expenses, in credit losses, which was principally due to the impact of the tightening of the Company’s customer credit policy for handset sales, and in advertising and marketing expenses related, in part, to the marketing activities related to the rebranding of the Company in 2016. See also note 2(n) and note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses for the cellular segment totaled NIS 1,525 million in 2017. Without the impact of the early adoption of IFRS 15 in 2017, total operating expenses for the cellular segment would have been NIS 1,589 million, a decrease of 18% or NIS 339 million from 2016. See also note 22 to our consolidated financial statements. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses totaled NIS 1,991 million. Without the impact of the early adoption of IFRS 15 in 2017, total operating expenses for the cellular segment including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation) would have been NIS 2,044 million, a decrease of 16% compared with 2016.

Income with respect to settlement with Orange. In 2017, the Company recorded income with respect to the settlement agreement of the Orange brand agreement in an amount of NIS 108 million compared with NIS 217 million recorded in 2016. As set forth in the settlement agreement, the advance payments received from Orange were recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses that were incurred over this period. See also "Item 5A.1c Settlement Agreement with Orange Brand Services Ltd.” above and note 18 to our consolidated financial statements.

Operating profit. Overall, operating profit for the cellular segment in 2017 was NIS 244 million. Without the impact of the early adoption of IFRS 15 in 2017, operating profit for the cellular segment would have been NIS 192 million, an increase of 182% compared with NIS 68 million in 2016, reflecting the impact of the reduction in total operating expenses which was partially offset by the decreases in service revenues, in income with respect to settlement with Orange and in gross profits from cellular segment equipment sales.

 Adjusted EBITDA. Adjusted EBITDA for the cellular segment was NIS 710 million in 2017. Without the impact of the early adoption of IFRS 15 in 2017, Adjusted EBITDA for the cellular segment would have been NIS 647 million, an increase of 15% from NIS 562 million in 2016, for the same reasons as the increase in operating profit. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2017 was 27%. Without the impact of the early adoption of IFRS 15 in 2017, Adjusted EBITDA for the cellular segment as a percentage of total cellular revenues would have been 25% compared with 20% in 2016.

5A.3b          Fixed-Line Services Segment

Total revenues. Total revenues in 2017 for the fixed-line segment were NIS 853 million, a decrease of 8% compared with NIS 929 million in 2016.

Revenues from services. Service revenues for the fixed-line segment totaled NIS 777 million in 2017, a decrease of 10% compared with NIS 866 million in 2016.  This decrease mainly reflected a decrease in revenues from international calling services (including the market for wholesale international traffic) which were adversely affected both by the increased penetration of internet-based solutions and increased competition from other service providers, and a decrease in inter-segment revenues. See also "Item 3D.2o The telecommunications industry is subject to rapid and significant changes in technology and industry structure which could reduce demand for our services." It is estimated that the Company’s subscriber market share in the ISP segment was eroded in 2017 as a result of the strong competition in the market. The launches of Partner TV service and the commercial phase and accelerated deployment of our fiber optic network did not have a significant impact on fixed-line segment revenues in 2017.

Revenues from equipment. Revenues from equipment sales for the fixed-line segment in 2017 totaled NIS 76 million, an increase of 21% compared with NIS 63 million in 2016, mainly reflecting an increase in revenues recorded from sales of audio visual and related equipment and devices.

Gross profit from equipment sales. The gross profit from equipment sales for the fixed-line segment in 2017 was NIS 22 million, compared with NIS 11 million in 2016, an increase of 100%, again largely a reflection of the impact of an increase in gross profit recorded from sales of audio visual and related equipment and devices.

Cost of service revenues. The cost of service revenues (excluding inter-segment costs) for the fixed-line segment decreased by 1% from NIS 617 million in 2016 to NIS 613 million in 2017.  This decrease reflected decreases in international call expenses, and in operating lease, rent and overhead expenses, partially offset by increases in expenses related to Partner TV service that was launched during 2017, and in expenses related to internet services. See also note 22 to our consolidated financial statements.

Selling, marketing, general and administrative expenses and credit losses. Selling, marketing, general and administrative expenses and credit losses for the fixed-line segment in 2017 amounted to NIS 98 million. Without the impact of the early adoption of IFRS 15 in 2017, selling, marketing, general and administrative expenses and credit losses for the fixed-line segment would have been NIS 116 million, a decrease of 2% from NIS 118 million in 2016. The decrease largely reflected decreases in payroll and related expenses, partially offset by an increase in advertising and marketing expenses related in part, to the marketing activities related to the launch of the Company’s television services during 2017. See also note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses for the fixed-line segment totaled NIS 594 million in 2017. Without the impact of the early adoption of IFRS 15 in 2017, total operating expenses for the fixed-line segment would have been NIS 614 million, an increase of 1% or NIS 5 million from 2016. See also note 22 to our consolidated financial statements. Including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses totaled NIS 730 million. Without the impact of the early adoption of IFRS 15 in 2017, total operating expenses for the fixed-line segment including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation) would have been NIS 748 million, a decrease of 1% compared with 2016.

Operating profit. Operating profit for the fixed-line segment was NIS 71 million in 2017. Without the impact of the early adoption of IFRS 15 in 2017, operating profit for the fixed-line segment would have been NIS 54 million, a decrease of 57% compared to NIS 125 million in 2016, mainly reflecting the impact of the decrease in service revenues and the increase in total operating expenses, partially offset by the increase in gross profit from equipment sales, as explained above. The launches of Partner TV service and the commercial phase and accelerated deployment of our fiber optic network did not have a significant impact on fixed-line segment operating profit in 2017.

Adjusted EBITDA. Adjusted EBITDA for the fixed-line segment was NIS 207 million in 2017. Without the impact of the early adoption of IFRS 15 in 2017, Adjusted EBITDA for the fixed-line segment would have been NIS 188 million, a decrease of 31% from NIS 272 million in 2016, for the same reasons as the decrease in operating profit. As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed-line segment in 2017 was 24%. Without the impact of the early adoption of IFRS 15 in 2017, Adjusted EBITDA for the fixed-line segment as a percentage of total fixed-line revenues would have been 22% compared with 29% in 2016.

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

	Three months ended
NIS in millions	March 31	June 30	Sept. 30	Dec. 31
	(Unaudited)
Service Revenues

2016	710	692	698	652
2017	640	646	666	630
2018	625	620	654	625

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

5B.1          NOTES PAYABLE

As further described below, we have over the years issued a number of series of Notes payable, which we have occasionally repurchased.

In July 2017, the Company issued Series F Notes in a principal amount of NIS 255 million, payable in 5 equal annual installments on June 25 of each of the years 2020 through 2024. The principal bears fixed annual interest of 2.16%, payable on a semiannual basis on June 25 and December 25.

In December 2017, the Company issued additional Series F Notes in a principal amount of NIS 389 million under the same conditions.

In December 2018, following an agreement from September 2017 with several Israeli institutional investors, the Company issued additional Series F Notes in a principal amount of NIS 150 million under the same conditions.

The Company has undertaken to issue further Series F Notes in the future (see "Notes payable issuance commitments" below).

In January 2019, the Company issued a new Series G Notes, in a principal amount of NIS 225 million, payable as follows- 4 annual installments of NIS 22.5 million each, payable in June of each of the years 2022 through 2025, NIS 45 million payable in June 2026 and NIS 90 million payable in June 2027. The principal bears fixed annual interest of 4%, payable annually on June 25 of each year.

All Series Notes payable are unsecured non-convertible and listed for trading on the TASE.

All Series Notes payable have been rated ilA+, on a local scale, by Standard & Poor’s Maalot.

Members of our Board of Directors and senior management may have purchased a portion of the various Series Notes through stock exchange transactions.

The table below sets forth the composition and terms of the Notes payable issued by the Company and outstanding at December 31, 2018:

	Principal amount	Annual interest rate	Interest payment terms	Original issuance date

Notes payable series D	327	‘Makam’(*) plus 1.2%	Quarterly	April 2010
Notes payable series F	794	2.16% fixed	Semi-annual	July 2017

(*) ‘Makam’ is a variable interest that is based on the yield of 12 month government bonds issued by the Government of Israel. The interest is updated on a quarterly basis. The interest rates paid (in annual terms, and including the additional interest of 1.2%) during 2018 are set forth in the table below:

Period	Interest rate (Makam+1.2%)
October 1, 2018 to December 30, 2018	1.42%
July 1, 2018 to September 30, 2018	1.39%
March 31, 2018 to June 30, 2018	1.33%
December 31, 2017 to March 30, 2018	1.31%

The table below sets forth the payments of principal to be made on our Notes payable at December 31, 2018 (for payments including interest payments, see "Item 5F Aggregate Contractual Obligations”):

	2019	2020	2021	2022 to 2023	2024	Total
	New Israeli Shekels in millions
Principal payments of long term indebtedness:
Notes payable series D	109	109	109			327
Notes payable series F		159	159	318	158	794
Total	109	268	268	318	158	1,121
Add offering expenses and discounts and premiums						2
						1,123

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

The Company did not buy back any Notes payable during the years 2017 or 2018.

Notes payable issuance commitments

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

5B.2          Long-Term Borrowings

The Company has received borrowings from leading Israeli commercial banks. The Company may, at its discretion, prepay the borrowings, subject to certain conditions, including that the Company shall reimburse the lenders for losses sustained by the lenders as a result of the prepayment. The reimbursement is mainly based on the difference between the interest rate that the Company would otherwise pay and the current market interest rate on the prepayment date.

Borrowings as of December 31, 2018 are set forth below:

	Annual interest rate	Interest payment terms	Original reception date

Borrowing P	2.38% fixed	Quarterly	December 2017
Borrowing Q	2.5% fixed	Quarterly	December 2017

The table below sets forth the payments of principal to be made on our borrowings, as of December 31, 2018 (for payments including interest payments see "Item 5F Aggregate Contractual Obligations”):

	2019	2020	2021	2022 to 2023	2024	Total
	New Israeli Shekels in millions
Borrowing P	29	29	30	30		118
Borrowing Q	23	23	23	45	11	125
	52	52	53	75	11	243

Recent borrowings received

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

In 2018, the Company did not receive new long-term loans.

Early repayments of long-term borrowings

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

In March 2018, the Company made early repayments of borrowings L and O in a total principal amount of NIS 300 million. In addition, the Company made early repayments of borrowing K in June 2018, in a principal amount of NIS 75 million. The early repayments resulted in additional finance costs of NIS 18 million recorded in December 2017 and NIS 9 million recorded in March 2018.

5B.3          FINANCIAL COVENANTS

Regarding Series F Notes, Series G Notes (issued in January 2019), and borrowings P and Q, the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of December 31, 2018, the ratio of Net Debt to Adjusted EBITDA was 1.3.

Additional stipulations mainly include Shareholders' equity shall not decrease below NIS 400 million and no dividends will be declared if shareholders' equity will be below NIS 650 million regarding Series F notes and borrowing P.  Shareholders' equity shall not decrease below NIS 600 million and no dividends will be declared if shareholders' equity will be below NIS 750 million regarding Series G notes. The Company shall not create floating liens subject to certain terms. The Company has the right for early redemption under certain conditions. With respect to notes payable series F and series G: the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant; debt rating will not decrease below BBB- for a certain period. In any case, the total maximum additional interest for Series F and G, shall not exceed 1.25% or 1%, respectively.

The Group was in compliance with the financial covenant and the additional stipulations for the year 2018.

5B.4          TOTAL NET FINANCIAL DEBT

At December 31, 2018, total net financial debt (the sum total of current notes payable and borrowings (NIS 162 million) and non-current borrowings and notes payable (NIS 1,204 million) less cash and cash equivalents (NIS 416 million) and less short-term deposits (NIS 0 million)) amounted to NIS 950 million, compared to NIS 906 million (the sum total of current notes payable and borrowings (NIS 705 million) and non-current borrowings and notes payable (NIS 1,218 million) less cash and cash equivalents (NIS 867 million) and less short-term deposits (NIS 150 million)) at December 31, 2017. The increase in net financial debt compared with 2017 principally reflected the acquisition of the Company's treasury shares in 2018 in a total amount of NIS 100 million, and the interest payments for our debt during the year, partially offset by the positive adjusted free cash flow generated in 2018 (cash flows from operating activities, net of cash flows used for investment activities less short-term proceeds from deposits, see reconciliation to cash flows below); Adjusted Free Cash Flow is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. See note 15 to the consolidated financial statements (see also “Item 5B.2 Long-term Borrowings” above).

Reconciliation of cash flows to Adjusted Free Cash Flow	Year ended December 31,
	2017	2018
	NIS in millions
Cash flows provided by operating activities	973	625
Cash flows used in investing activities	(72)	(351)
Short-term investment in deposits	(302)	(150)
Adjusted Free Cash Flow	599	124

At December 31, 2018, the current portion of our total financial debt (including future interest payments during 2019) amounted to NIS 189 million, as compared to NIS 772 million at December 31, 2017, and was composed of the amounts set forth in the table below. We intend to fund the repayment of the current portion of our Notes payable, borrowings and interest in 2019, through available cash or operational cash flow, issuance of deferred notes payable, new borrowings, issuance or sale of corporate notes, or a combination of one or more of these resources.

Current Portion Payable in 2019 as of December 31, 2018	NIS in millions

Principal on notes payable	109
Principal on borrowings	52

Accrued interest on notes payable	23
Accrued interest on borrowings	5
Total	189

Capital Expenditures. The communications business is highly capital intensive, requiring significant capital to acquire licenses, to construct and maintain communications networks and to purchase and install subscriber-end equipment. In 2018, capital expenditures also included expenditures on optic fibers and related assets, subscriber equipment and installation, customer equipment and installation, computer and information systems, property, leasehold improvements, furniture and equipment, costs of obtaining contracts with customers (under IFRS 15), and computer software.

In the years ended December 31, 2016 (without the impact of the early adoption of IFRS 15), 2017 and 2018, our capital expenditures as represented by additions to property and equipment and intangible assets, amounted to NIS 202 million, NIS 417 million and NIS 499 million, respectively. The increase in capital expenditures from 2017 to 2018 mainly reflected the increased investments in optic fiber network, and the costs of equipment, including installation, leased to subscribers (mainly related to TV services).

For the years 2016 to 2018, costs of Right of Use (ROU) in PHI’s shared network were presented as deferred expenses, and included in the cash flows statement under cash flows from operating activities. See also notes 2(g) and 9 to the financial statements.

At December 31, 2018, our capital expenditure commitments totaled NIS 83 million, and were related almost entirely to our cellular and fixed-line networks. For further information regarding our capital expenditure commitments at December 31, 2018, see “Item 5F Aggregate Contractual Obligations”.

Dividend payments. For the year ending December 31, 2018, the Company did not distribute any dividends.

5B.5          MAIN SOURCES OF LIQUIDITY

•	Cash on hand;

•	Operating cash flows, net of cash flow used for investing activities;

•	Off balance sheet deferred issuance of Notes payable;

•	Issuance of notes payable and long-term borrowings;

•	Short-term deposits.

Cash on hand. At December 31, 2018, we had NIS 416 million in cash on hand, compared to NIS 867 million at December 31, 2017.

Short-term deposits. At December 31, 2018, we had no short-term deposits, compared to NIS 150 million at December 31, 2017.

Cash flows from operating activities. Cash flows from operating activities totaled NIS 625 million (US$ 167 million) in 2018, a decrease of 36% compared NIS 973 million 2017. The decrease mainly reflected a smaller decrease in trade receivables of NIS 124 million in 2018 compared with NIS 283 million in 2017 which was mainly explained by fewer receipts from customers for previous equipment sales under long-term payment plans. Cash generated from operations in 2018 was also adversely affected by a decrease in trade payables.

Adjusted Free Cash Flow for 2018 was NIS 124 million (US$ 33 million), a decrease of 79% compared to NIS 599 million for 2017 (as shown in "Item 5B.4", Adjusted Free Cash Flow is calculated as cash flows from operating activities, net of cash flows from investment activities less short-term investment in deposits; Adjusted Free Cash Flow is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies).

Existing credit facilities. During 2018 and at December 31, 2018, we did not have any active credit facilities with banks.

Notes payable issuance commitments. During 2017 and 2018 the Company entered into agreements with Israeli institutional investors, according to which the Company undertook to issue to the institutional investors, and the institutional investors undertook to purchase from the Company, in the framework of a private placement, additional Series F notes payable. An amount of NIS 150 million was issued in December 2018 and an amount of NIS 227 million will be issued in December 2019.

In January 2019, the Company issued a new Series G Notes in a principal amount of NIS 225 million. The notes payable issuance and future commitments principally reflect the ongoing requirement for significant investments in the Company’s fiber optic network and in expenditures related to the expanding TV and internet services.

In addition, on March 26, 2019, the Company's Board of Directors authorized the Company's management to examine the possible deferred expansion of Series G Notes, subject to prior approval of the Board of Directors and market conditions.

We believe that cash flows from our operations, together with our cash on hand and the issuance of additional Series F notes payable as described above, will provide us with enough liquidity and resources to fund our on-going operations, expected capital expenditure needs, payment of amounts due on our notes and borrowings, as well as other material commitments, at least for the next 12 months (see also "Item 5F Aggregate Contractual Obligations"). However, the actual amount and timing of our future requirements may differ materially from our estimates.  See also “Item 5D.2 Outlook".

As noted in “Item 3D.1p Our mobile telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. Ensuring compliance with these obligations and restrictions may be outside our control, and may limit our ability to raise new equity capital.  If the obligations or restrictions are not respected by our shareholders, we could lose our license.”, if the Company decides to raise capital, it may face significant difficulties, since the current holdings of Israeli entities (as defined in the license) are approximately 5% and any equity offering to the public or to the Company's employees and office holders will require an equivalent equity offering of shares to Israeli entities, in a manner in which the total Israeli entities founding shareholders' holdings will not be less than 5% of the total issued share capital. Since these Israeli entity shares require pre-approval of the MoC to determine that the receiving shareholder is eligible to be an Israeli entity, they are limited in their capability of transfer to another shareholder. The Company may need to grant a significant discount in an equity offering of these Israeli entity shares. If the Company would be required to raise capital and this issue would prevent it, there could be an adverse impact on our business (e.g. reduction in sales with long term credit arrangements and/or reduction in capital investments).

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

5D.2          OUTLOOK

In 2018, competition in the Israeli telecommunications market remained intense, both across cellular segment services and fixed-line segment services, as well as in the market for equipment and device sales. As a result, the continued substantial price erosion in the market had a further significant negative impact on the Company’s business results. Cellular segment service revenues for 2018 decreased by 7% compared with 2017 and by 12% compared with 2016, and the increase of 10% in fixed-line segment service revenues in 2018 mainly reflected an increase in revenues from TV services (partly as a result of entry into the market only in the second half of 2017).

In 2018, we earned profits of NIS 56 million (US$ 15 million) compared with profits of NIS 114 million for 2017. Under the assumption that existing trends and the current business environment continue, our operating results are likely to continue to decline in 2019, which is likely to adversely affect our financial condition, in particular operating profit and free cash flow. See also “Item 3D.2a Largely as a result of substantial and continuing changes in our regulatory and business environment, our operating results and profitability have decreased significantly in the past five years, with a loss for 2015.  In 2018 we earned profits of NIS 56 million (US$ 15 million) compared with profits of NIS 114 million for 2017. Under the assumption that existing trends and the current business environment continue, our operating results are likely to continue to decline in 2019 and possibly beyond, which is likely to adversely affect our financial condition.”

Total operating expenses increased by NIS 50 million in 2018 compared with 2017 (this measure is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies), primarily as a result of increased total operating expenses related to the growth in TV services, including content rights and distribution expenses, wholesale internet infrastructure access expenses and television service-related workforce expenses, as we expand our presence in this market, as well as an increase in expenses related to internet services. The Company also recorded significant depreciation and amortization expenses in 2018 from expenditures related to our TV and internet services. Continued growth in our TV and internet services would be expected to increase operating expenses further.

The new leases standard, IFRS 16, comes into effect on 1 January 2019.  The standard will affect primarily the accounting for the Group’s operating leases. As described above in "Item 5A.1s - ii Critical judgments in applying the Company’s accounting policies", governance of PHI was changed and PHI will be accounted for as a joint operation by the Company. Therefore the below estimates of the expected effect of the standard are presented including the Company's share in relation to its interests in the assets, liabilities and expenses of PHI. IFRS 16 will affect primarily the accounting for the Group’s operating leases (see note 19 to the consolidated financial statements).  The below estimates of impacts from the implementation of IFRS 16 are based on contract terms and discount rates that existed as of December 31, 2018, which we have assumed will remain stable over 2019. Upon the implementation of IFRS 16 on January 1, 2019, the Group expects to recognize right-of-use assets of approximately NIS 660 million, lease liabilities of approximately NIS 690 million, a charge to accumulated earnings of approximately NIS 20 million, and a deferred tax asset in an immaterial amount. In the consolidated statement of income for 2019, lease expenses are expected to decrease by approximately NIS 150 million, amortization expenses and interest expenses are expected to increase by approximately NIS 160 million, and profit is expected to decrease by an immaterial amount. In the consolidated statement of cash flows for 2019 cash from operating activities is expected to increase by approximately NIS 140 million and cash from financing activities is expected to decrease by approximately NIS 140 million. See also note 3 to our consolidated financial statements.

Regarding liquidity, capital expenditures in 2019 are expected to continue to include significant investments in our fiber optic network and in expenditures related to our TV and internet services, with capital expenditures relating to the fiber optic network expected to remain at a level stable from 2018. The Company’s intention is to deploy a network with an extensive coverage of potential households in Israel within three to four years from today, and the project’s overall expected payback period is seven years as of January 1, 2018.

In addition, cash generated from operations in 2019 is not expected to be supported by a change in trade receivables to the same extent as it was in 2018, depending upon the volume of equipment sales under long-term payment plans (as explained in Item "4B.7 POST-PAID CUSTOMER CONTRACTS AND CREDIT POLICY", most of our customers pay for equipment devices with long term financing plans whereby the customer pays for the equipment through monthly payments over a period of between 12 and 36 months).

Depending on regulatory and other developments in the market as well as the factors discussed here, adjusted free cash flow may decline significantly in 2019 compared with 2018. In view of the relative low level of debt leverage and our ability to access additional funds through existing future debt issuance commitments, we do not believe a decline in our adjusted free cash flow will affect our ability to fund our on-going operations, expected capital expenditure needs, payment of amounts due on our notes and borrowings, or our other material commitments in 2019 and beyond.

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

5E.          Off-Balance Sheet Arrangements

As of December 31, 2018, the Company provided bank guarantees in a total amount of NIS 123 million. In addition, the Company provided a guarantee to PHI's debt in an amount of NIS 50 million. For further details, see note 17 to the consolidated financial statements.

On January 2018, the Company entered into an agreement with certain Israeli institutional investors, according to which the Company undertook to issue to the institutional investors, and the institutional investors undertook to purchase from the Company, in the framework of a private placement, an aggregate principal amount of NIS 227 million of additional notes payable Series F in December 2019. See “5B.2 Long-term Borrowings".

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

5F.          Aggregate Contractual Obligations

Set forth below are our contractual obligations and other commercial commitments as of December 31, 2018:

	Payments due by period (NIS in millions)
Contractual Obligations	Total	2019	2020-2021	2022-2023	2024 and thereafter

Notes Series D*	339	115	224
Notes Series F*	854	17	345	332	160
Long term borrowings*	257	57	112	77	11

Operating Leases	372	76	114	87	95
Trade payables	711	711
Payables in respect of employees	78	78
Other payables	9	9
Contribution to defined benefit plan	8	8
Commitments to pay for inventory purchases**	817	817
Commitments to pay for property, equipment purchases and software elements purchases (capital expenditures)**	83	83
Commitments to pay for rights of use of capacities**	188	46	92	50
Commitment to pay for capacities maintenance **	40	8	16	16
Total Contractual Cash Obligations	3,756	2,025	903	562	266

*      The figures include expected payments of interest on our long-term debt (borrowings and notes payable).

**    See note 17 to the consolidated financial statements

***  With respect to PHI's operating expenses commitment, see note 9 to our consolidated financial statements.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.          Directors and Senior Management

6A.1          DIRECTORS

Below is a list of the directors of the Company as of the date of this annual report.

Name of Director	Age	Position

Adam Chesnoff*	53	Chairman of the Board of Directors
Elon Shalev*	67	Vice-Chairman of the Board of Directors
Barry Ben Zeev (1)(2)(3)(4)	67	Director
Sumeet Jaisinghani*	34	Director
Jonathan Kolodny(1)(2)(3)(4)	49	Director
Barak Pridor*	53	Director
Osnat Ronen (5) (6)	56	Director
Yoav Rubinstein*	45	Director
Arieh Saban*	72	Director
Yehuda Saban	39	Director
Arik Steinberg (1)(2)(4)	54	Director
Ori Yaron*	53	Director
Tomer Bar Zeev*	43	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	External Director under the Israeli Companies Law (See “Item 6C Board Practices”)

(4)	Independent Director under NASDAQ rules and under the Israeli Companies Law

(5)	Independent Director under NASDAQ rules

(6)	Appointed by the Israeli founding shareholders

___________________________
* Nominated by S.B. Israel Telecom

Adam Chesnoff was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Chairman of the Board of Directors on November 20, 2013. Mr. Chesnoff serves as the President and Chief Operating Officer of Saban Capital Group LLC, responsible for overseeing its investment and business activities, including private equity and public market investments. Mr. Chesnoff is a member of the Board of Directors of Univision Communications Inc., the largest Spanish-language media company in the United States; a member of the Board of Directors of Celestial Tiger Entertainment Ltd., an owner and operator of pay television channels across Asia. Mr. Chesnoff served as a member of the Board of Commissioners of PT Media Nusantara Citra Tbk Ltd., an Indonesian media company. In addition, Mr. Chesnoff served as Vice-Chairman of the Board of Directors of ProSiebenSat.1 Media AG from 2003 until 2007. From 2005 to 2010, Mr. Chesnoff served on the Board of Directors of Bezeq Israel Telecommunication Company Ltd. Mr. Chesnoff holds a B.A. in economics and management from Tel-Aviv University and an M.B.A from UCLA’s Anderson School of Business.

Elon Shalev was appointed to the Board of Directors of Partner effective as of January 29, 2013 and was appointed to serve as Vice Chairman of the Board of Directors on November 20, 2013. Mr. Shalev serves as a senior advisor to Saban Capital Group, Inc. Mr. Shalev was the founder of Channel 2 news and from 1993 to1995 served as its Chief Executive Officer. From 1996-1999, he served as Editor in Chief of “Yediot Aharonot”, and from 2000 to 2001 he served as Executive Vice President of Discount Investment Corporation Ltd. of the IDB Group. Mr. Shalev was the co-founder of SHL Telemedicine Ltd. and serves as a director on its Board of Directors. Mr. Shalev served in the past on the Board of Directors of Bezeq Israel Telecommunication Company Ltd., DBS Satellite Services (1998) Ltd. (Yes) and Bezeq International Company Ltd. Mr. Shalev holds a B.A. in political science from Tel Aviv University.

Tomer Bar Zeev was appointed to the Board of Directors of Partner in November 2017. Mr. Bar Zeev is the founder of ironSource, a leading digital content company that offers monetization and distribution solutions for app developers, software developers, mobile carriers, and device manufacturers and has served since 2010 as the CEO. Mr. Bar Zeev holds a B.A. in computer science from the Interdisciplinary Center Herzliya.

Barry Ben Zeev (Woolfson) was appointed to the Board of Directors of Partner in October 2009. He has been providing strategic business consulting services since 2009. Mr. Ben Zeev served as the Deputy-Chief Executive Officer & Chief Financial Officer of Bank Hapoalim in 2008. He joined the bank in 1976 and served in a variety of senior positions in the branch system and the international division including New York. Mr. Ben Zeev served in the following executive positions prior to becoming Deputy-Chief Executive Officer & Chief Financial Officer of Bank Hapoalim: Executive Vice President & Head of International Operations during the years 2001-2002, Deputy-Chief Executive Officer & Head of International Private Banking during the years 2002-2006, Chairman of Poalim Asset Management in the UK and Ireland during the years 2001-2006, Chairman of Bank Hapoalim Switzerland during the years 2002-2006, Deputy Chairman of the Board of Directors of Signature Bank in New York during the years 2001-2002 and Deputy-Chief Executive Officer and Head of Client Asset Management during the years 2006-2007. Mr. Ben Zeev serves on the Board of Directors of the following companies: Ben Zeev (Woolfson) Consultants Ltd., Hiron-Commerce Investments & Mivnei Ta’asiya Ltd., Kali Pension Administration Management Ltd. and Altshuler Provident and Pension Ltd., as an independent director and head of the investment committee. In addition, he serves on the Board of Trustees of the College for Management (Michlala Le-Minhal).He also served as a member of the Board of Directors of the Tel Aviv Stock Exchange during the years 2006-2007 and on the Board of Directors of Ellomay Capital Ltd., as a member of the investment committee of Manof Bereshit during the years 2009-2013 and as an independent directo of Poalim Asset Management UK Ltd. during the years 2011-2018. Mr. Ben Zeev holds a B.A. in economics and an M.B.A both from Tel-Aviv University.

Sumeet Jaisinghani was appointed to the Board of Directors of Partner in May 2018 after having previously served as a director in the Company from 2013 until 2016. Mr. Jaisinghani is a Managing Director of Saban Capital Group, LLC (“SCG”) and is responsible for SCG’s global public equities platform. In addition to being on the Board of Directors of Partner, Mr. Jaisinghani is a member of the Board of Directors of Celestial Tiger Entertainment. Prior to joining SCG, Mr. Jaisinghani worked as an investment banker in the Mergers & Acquisitions Group of J.P. Morgan in New York. Mr. Jaisinghani holds a B.S. in Finance and Management, with high distinction, from Indiana University’s Kelley School of Business.

Jonathan Kolodny was appointed to the Board of Directors of Partner effective May 6, 2018. Dr. Kolodny is General Partner at ION Crossover Partners, a late-stage technology investment fund. Dr. Kolodny served as the CEO of the Keter Group from 2016 to February 2018. Prior to that, he served from 2013 until 2016 as the CEO of Jardin International Holding. During the years 1994 until 2013, Dr. Kolodny served in various senior positions at McKinsey & Company in their overseas as well as local offices. He served on the Board of Directors of Sodastream International Ltd. from 2015 until its sale to Pepsico at the end of 2018. Dr. Kolodny received a B.A. in Computer Science from Harvard College and a Ph.D. in Cognitive Neuroscience from the University of Cambridge.

Barak Pridor was appointed to the Board of Directors of Partner in February 2016. Mr. Pridor served from 2000 until 2011 as CEO of ClearForest, a software startup that was acquired by Thomson Reuters in 2007. Following the acquisition, Mr. Pridor continued to serve as CEO of ClearForest as well as an Executive Vice President at Thomson Reuters until 2011.  Mr. Pridor serves as Chairman of the Board of Directors of Applicaster Ltd., as a director on the Board of Directors of: Playbuzz Ltd., Beachbum Ltd. and Origami Logic Inc. He is also an observer on the Board of Directors of SimilarWeb Ltd. and Polyrize Ltd. Mr. Pridor holds a B.Sc. in Mathematics and Computer Science from Tel Aviv University and a M.B.A. from INSEAD Business School.

Ms. Osnat Ronen was appointed to the Board of Directors of Partner in December 2009. Ms. Ronen founded FireWind 01 GP in 2015 and has since served as its general partner. Ms. Ronen serves as one of the founders of Wecheck Ltd. and serves as an advisor and on the Board of Directors. Since 2018, she serves as the CEO of its subsidiary Wecheck Fund 1 Ltd. Ms. Ronen currently serves on the Board of Directors of Fox-Wizel Ltd. and Discount Capital Underwriters. She also volunteers as a director of the College for Management (Michlala Le-Minhal).Ms. Ronen has also served as an advisor to Liquidnet, Inc. from 2013 to 2015. Between 2013 and 2018, Ms. Ronen served on the Board of Directors of Mizrahi Tefahot Bank Ltd. as Head of the Audit Committee. Ms. Ronen also served on the Board of Directors of Perion Networks Ltd. in 2016-2017. Ms. Ronen also served as a volunteer on the Board of Directors of Yissum Research Development Company of the Hebrew University of Jerusalem until December 2018. Previously she served as a General Partner of Viola Private Equity from 2008 until 2013. From 1994 to 2007, Ms. Ronen served in various positions at Bank Leumi Le Israel BM, including as the Deputy Chief Executive Officer of Leumi Partners Ltd. from 2001 to 2007 and as Deputy Head of the Subsidiaries Division of the Leumi Group from 1999 to 2001. Between 2004 and 2007, Ms. Ronen also led the strategic planning, deployment and execution of the Bachar Reform, one of Israel’s largest financial reforms, at Leumi Group. As part of the implementation, Ms. Ronen managed the sale of Leumi’s holdings in mutual, provident and training funds. Ms. Ronen served on the Board of Directors of several portfolio companies of Viola including: Amiad Water Systems Ltd., Orad Hi-tech Ltd., Aeronautics Ltd., Degania Medical Ltd. and Matomy Media Group Ltd. Ms. Ronen holds a B.Sc. in mathematics and computer science from Tel Aviv University and an M.B.A. from the Recanati School of Business Administration at Tel Aviv University.

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

Yehuda Saban was appointed to the Board of Directors of Partner in April 2015. Mr. Saban served between 2011- mid 2015 as Vice President Economics & Regulation and FLNG (Floating Liquefied Natural Gas) manager at Delek Drilling & Avner oil exploration. Previously, Mr. Saban served over 6 years in various capacities with the budget department of the Ministry of Finance as Manager of the Telecommunications and Tourism Unit, Manager of the Budget and Macroeconomics unit and as an economist in the Energy unit. During those years, Mr. Saban was also an active partner in a number of committees and authorities in the energy, telecommunications and infrastructure fields. Mr. Saban serves on the Board of Directors of Israel Opportunity Energy Resources LP and as Chairman of its Compensation and Audit Committee as of June 2015. Mr. Saban holds a B.A. in Economics & Business Management (graduated with honors) and an M.B.A specializing in Financing, both from the Hebrew University in Jerusalem.

Arie (Arik) Steinberg was appointed to the Board of Directors of Partner in January 2012. Mr. Steinberg serves on the Board of Directors of Leumi Partners Ltd. and as the Chairman of the Audit Committee and as a director in Paz Ltd. He also serves on the Board of Trustees of the Academic College of Tel-Aviv-Yaffo. Mr. Steinberg served from 2006-2010 as Chairman of the Board of Directors of Psagot Investment House, Ltd., as well as other companies in the Psagot Group, leading and overseeing the business strategies of the Psagot Group. Mr. Steinberg served as Chairman on behalf of York Capital. In addition, he served on the Board of Directors of the Tel-Aviv Stock Exchange. Mr. Steinberg also served between 1999-2003 as Chief Executive Officer of Ilanot Batucha Investment House from the IDB Group, as well as a director of Maalot (the Israeli affiliate of Standard and Poor’s). Prior to that, Mr. Steinberg served as CEO of Etgar- Portfolio Management Trust Co. owned by Bank Mizrahi. He also served on the Advisory Boards of Mobileye Technologies and Novotrans Group SA. Mr. Steinberg studied economics at Tel-Aviv University.

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

6A.2          SENIOR MANAGEMENT

Below is a list of the Senior Management of the Company as of the date of this annual report:

Name of Officer	Age	Position

Isaac Benbenisti	54	Chief Executive Officer
Yuval Keinan	44	Deputy Chief Executive Officer
Tamir Amar	45	Chief Financial Officer
Hadar Vismunski-Weinberg	45	Vice President, Chief Legal Counsel & Corporate Secretary
Einat Rom	53	Vice President, Human Resources & Administration
Zvika Shenfeld	46	Vice President, Private & Retail Division
Terry Yaskil	45	Vice President Marketing Division
Liran Dan	40	Vice President Strategy & Business Development
Raz Bartov	41	Vice President Technologies & IT Division
Noach Hacker	37	Vice President Regulations and Fiber Division
Yakov Truzman	48	Vice President Business Division

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

Pursuant to the provisions of the Israeli Companies Law, the compensation policy of a company shall be submitted for the approval of the general meeting of shareholders, at least once every three years. We first adopted a compensation policy that sets forth the guidelines and framework for the mode of compensation of the Company’s Office Holders following the approval of the Company’s shareholders, at the extraordinary general meeting of shareholders, held on October 17, 2013 (the “Former Compensation Policy”). A new Compensation Policy was approved by the Company’s shareholders at the annual general meeting of shareholders ("AGM") held on September 28, 2016 (the “Compensation Policy”). The Compensation Policy sets forth the principles and procedures for determining Office Holders’ compensation, including ongoing remuneration, bonuses (including annual bonuses, severance bonuses and special bonuses), equity compensation, indemnification, insurance and release. The  Compensation Policy revises the Former Compensation Policy with respect to various matters and issues that needed to be updated and amended since the adoption of the Former Compensation Policy, due to changes in market practices since then, as well as adaption to legislative changes. See Exhibit 15.(b).1.

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

Compensation for senior management may also be provided in the form of equity- based compensation which includes stock options to purchase our ordinary shares and restricted shares. In 2018, options were granted to our senior management under the 2004 Amended and Restated Equity Incentive Plan (as this term is defined in Item 6E.2 below) to purchase up to 1,743,176 of our ordinary shares at a weighted average exercise price of NIS 18.62 per option with some of the options vesting at the earliest in February 2019. These options will expire at the latest by November 2024. In addition, in 2018, 515,294 restricted shares were granted to our senior management under the 2004 Amended and Restated Equity Incentive Plan, with some of the restricted shares vesting at the earliest in February 2019. For more information, see “Item 6E.2 Equity Incentive Plan”.

The aggregate compensation paid, and benefits in kind granted to or accrued on behalf of all our directors and senior management for their services in all capacities to the Company and its subsidiaries during the year ended December 31, 2018, was approximately NIS 34 million (US$ 9 million). This amount included approximately NIS 3 million (US$ 0.8 million) set aside or accrued to provide pension and retirement benefits on behalf of all our senior management during the year ended December 31, 2018.

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

The CEO's monthly salary (gross) is in an amount of NIS 150 thousand, linked to the CPI as of the index June 2015 (at the end of 2018 the monthly salary (gross) was NIS 150.42 thousand). In addition, the CEO is entitled to reimbursement for the cost of vehicle use and maintenance as well as accepted related terms that are usually granted to the other office holders in the Company including telephone, food, cellular phone and other benefits in accordance with the Company's compensation policy and procedures (including indemnification, release and insurance arrangements as customary in the Company) and social benefits including sick days, vacation and allocations to plans and funds.

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

With respect to the amount of the annual financial bonus, tiers were set to calculate the amount of the bonus according to the CEO's global achievement rate with respect to all of the elements of the annual bonus (a weighted score of the company targets and an evaluation of the CEO's performances), as follows: achievement at a rate lower than 80% will not entitle the CEO to an annual bonus; achievement at a rate between 80%-120% will entitle the CEO to 80%-120% of the annual bonus budget; achievement at a rate that exceed 120% will entitle the CEO to 120% of the annual bonus budget. For the year ending December 31, 2018, the annual bonus budget (100%) for the period during Mr. Benbenisti's tenure as CEO was approximately NIS 1,650 thousand. These sums are linked to the CPI.

The CEO's Company targets for the year 2018 were determined by the Board of Directors of the Company in February 2018 based on the annual work plan of the Company for the year. They included seven individual targets: (1) Company EBITDA target with a weight of 30% of the Company's targets (2018 achievement rate: 99%); (2) Cash flow target with a weight of 20% of the Company's targets (2018 achievement rate: 135%); (3) Net post-paid subscriber growth target with a weight of 10% of the Company's targets (2018 achievement rate: 0%); (4) Cellular ARPU Base target with a weight of 10% of the Company's targets (2018 achievement rate: 97%); (5) TV combined index target with a weight of 10% of the Company's targets (2018 achievement rate: 60%); (6) Customer experience combined index target with a weight of 10% of the Company's targets (2018 achievement rate:119%) and (7) Fixed-line services and infrastructure target with a weight of 10% of the Company's targets (2018 achievement rate: 81%).

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

The global achievement rate of the CEO of all of the elements of the annual bonus for 2018 was 103%.

On March 26, 2019, the Board of Directors examined the CEO's achievement of targets and in accordance with the achievement of the said targets, the bonus that will be granted to the CEO for 2018, is in the amount of NIS 1,711 thousand.

CEO Equity Incentive Grant

In accordance with the resolutions of the compensation committee, Board of Directors and annual meeting of shareholders, Mr. Benbenisti was granted in 2015, in accordance with the Company's Equity Incentive Plan, 1,471,971 options (non-tradeable) of the Company, at an exercise price of NIS 18.08, that constitutes a premium of 5% on the average share price of the Company on the Tel-Aviv Stock Exchange, during the 30 days preceding the grant date. Mr. Benbenisti's granted options vested in three tranches: 33% of the entire amount of the options as of October 28, 2016, 33% of the entire amount of options as of October 28, 2017 and the balance of the options as of October 28, 2018. Mr. Benbenisti's eligibility to exercise each of the above detailed tranches will be available to him until October 27, 2021. The fair value of the options as of the grant date according to Black-Scholes model was NIS 8 million.

In addition, in accordance with the resolutions of the compensation committee, Board of Directors and annual meeting of shareholders, Mr. Benbenisti was granted in October 29, 2018, a new equity incentive grant at the value of NIS 6.8 million according to Black-Scholes model, comprised of 50% of the value in options of the Company (non-tradeable) (NIS 3.4 million) and 50% of the value in restricted shares (NIS 3.4 million).

 The new equity incentive grant is be comprised of 4 tranches, for a vesting period of 4 years, 1 year for each tranche. The options will be exercisable during a 6-year period as of their vesting date, with an exercise price of NIS 18.86 that constitutes a premium of 5% on the average share price of the Company on the Tel-Aviv Stock Exchange during the 30 days preceding the date of approval by the AGM (October 28, 2018).

With respect to the restricted shares of the CEO's new equity incentive grant, pursuant to the requirement of the Company’s Compensation Policy regarding restricted shares, in addition to the vesting period, performance targets were defined and constitute a precondition to vesting as follows (“Performance Targets”):

First tranche of the restricted shares - achievement of at least 80% of the Company targets in 2019;

Second tranche of the restricted shares - achievement of at least 80% of the Company targets in 2020;

Third tranche of the restricted shares - achievement of at least 80% of the Company targets in 2021;

Fourth tranche of the restricted shares - achievement of at least 80% of the Company targets in 2022.

The vesting conditions for the restricted shares with respect to the Performance Targets also include a mechanism for deferring vesting to the following years in the event of a failure to fulfill a criterion, provided that there is average achievement of the Performance Targets during the vesting period cumulatively.

If the Performance Targets are not achieved by the deadline defined for each tranche as stated above (including the deferred vesting), then the CEO will not be eligible for the restricted shares of that relevant tranche and they will be returned to the Company and classified as treasury shares.

Immaterial amendments to the terms of employment of the CEO (during 2017)

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

Highest Office Holder Compensation

The table below sets forth information regarding compensation on an individual basis for the five Office Holders with the highest compensation for the year 2018.

Details of the Compensation Recipient		Compensation for services (the compensation amounts are displayed in terms of cost for the Company) (NIS thousands)				Other compensation & vehicle (the compensation amounts are displayed in terms of cost for the Company) (NIS thousands)		Total (NIS thousands)
Name	Position	Payroll & Related expenses	Annual Bonus	Share based payments		Other
Isaac Benbenisti	Chief Executive Officer	2,395	1,711	1,285	(1)(8)	193	(2)	5,584	(3)
Yuval Keinan	Deputy Chief Executive Officer	1,793	1,075	395	(4)(8)	163	(2)	3,426
Tamir Amar	Chief Financial Officer	1,260	496	1,083	(5)(8)	525	(2)	3,364
Terry Yaskil	Vice President Marketing Division	1,076	390	1,173	(6)(8)	390	(2)	3,029
Yakov Truzman	Vice President Business Division	877	301	977	(7)(8)	461	(2)	2,616

(1)
In 2015, 1,471,971 share options were granted to Mr. Isaac Benbenisti, in his capacity as the Company's CEO with a vesting period of up to three years at an exercise price of NIS 18.08 that constitutes a premium of 5% on the average share price of the Company on the Tel-Aviv Stock Exchange, during the 30 days preceding the grant date. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 8 million. Mr. Benbenisti's options vest in three tranches: 33% of the entire amount on October 28, 2016, 33% of the entire amount on October 28, 2017 and the balance on October 28, 2018. Mr. Benbenisti's eligibility to exercise each of the above detailed tranches will be available to him until October 27, 2021.

In 2018, 810,027 share options and 194,064 restricted shares were granted to Mr. Isaac Benbenisti, in his capacity as the Company's CEO with a vesting period of up to four years. The exercise price of the options is NIS 18.86 which constitutes a premium of 5% on the average share price of the Company on the Tel-Aviv Stock Exchange, during the 30 days preceding the grant date. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 3.4 million and the fair value of the restricted shares was approximately NIS 3.4 million. Mr. Benbenisti's options and restricted shares vest in four tranches: 25% of the entire amount on October 28, 2019, 25% of the entire amount on October 28, 2020, 25% of the entire amount on October 28, 2021 and the balance on October 28, 2022. Mr. Benbenisti's eligibility to exercise each of the share options above detailed tranches will be available to him until October 27, 2024.

With respect to the restricted shares granted to the CEO in 2018, performance targets which constitute a precondition to vesting and a mechanism for deferring vesting were defined as further detailed above under CEO Equity Incentive Grant.

(2)	“Other compensation” includes: expenses for retirement that were accumulated during the reporting period of this annual report and will be paid only upon retirement and vehicle expenses.

(3)	For further information regarding the CEO's compensation see above under CEO Compensation.

(4)
In 2016, 269,000 share options and 114,000 restricted shares were granted to Mr. Yuval Keinan with a vesting period of up to three years and subject to the fulfillment of performance targets. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 1.3 million and the fair value of the restricted shares was approximately NIS 2 million.

(5)
In 2018, 245,887 share options and 79,118 restricted shares were granted to Mr. Tamir Amar with a vesting period of up to three years and subject to the fulfillment of performance targets. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.9 million and the fair value of the restricted shares was approximately NIS 1.4 million.

(6)
In 2017, 173,076 share options and 72,522 restricted shares were granted to Ms. Terry Yaskil with a vesting period of up to three years and subject to the fulfillment of performance targets. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.9 million and the fair value of the restricted shares was approximately NIS 1.4 million.

(7)
In 2018, 272,968 share options and 86,451 restricted shares were granted to Mr. Yakov Truzman with a vesting period of up to three years and subject to the fulfillment of performance targets. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.9 million and the fair value of the restricted shares was approximately NIS 1.4 million.

(8)
These sums represent the relative portion of the expenses of all option and restricted share allocations recorded during the reported period and include expenses for the 2018 vesting period of options and restricted shares (including those which have not fully vested yet).

All options and restricted shares noted above were granted pursuant to the terms of the 2004 Amended and Restated Equity Incentive Plan, among others, with respect to the exercise or earning periods and the expiration date of the options. See “Item 6E.2 EQUITY INCENTIVE PLAN ”.

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

Mr. Barry Ben-Zeev and Mr. Jonathan Kolodny serve as our external directors under the Israeli Companies Law.

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

Under regulations promulgated under the Israeli Companies Law, certain companies, including dual listed companies, like Partner, may re-appoint external directors for additional terms of up to three years each (beyond the three terms of three years each), provided that all of the following conditions are fulfilled: (1) the Audit Committee and, subsequently, the Board of Directors, approves that, considering the external director’s expertise and special contribution to the work of the Board of Directors and its committees, his re-appointment for an additional term of office is in the best interest of the Company; (2) the re-appointment for the additional term of office is done in conformity with one of the mechanisms described above; (3) prior to approving the re-appointment, the general meeting of shareholders is informed of the duration of the external director’s service as an external director and is presented with the rationale of the Audit Committee and the Board of Directors for extending the external director’s term of office.

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

6C.4          FINANCIAL EXPERTS UNDER THE ISRAELI COMPANIES LAW

In accordance with the Israeli Companies Law, Partner’s Board of Directors has determined that the minimum number of directors with “accounting and financial expertise” that Partner believes is appropriate, in light of the particulars of Partner and its activities, is three. Under the Israeli Companies Law, only one of such “experts” is required to be an external director. The Board of Directors has determined that eight of our current directors have “accounting and financial expertise”: Mr. Adam Chesnoff, Mr. Jonathan Kolodny, Mr. Yoav Rubinstein, Mr. Barry Ben-Zeev (Woolfson), Ms. Osnat Ronen, Mr. Arie Steinberg, Mr. Yehuda Saban and Mr. Sumeet Jaisinghani.

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

–
According to applicable Israeli legal requirements, the establishment or amendment of certain stock option or purchase plans requires the approval of the company’s Board of Directors and approval of the shareholders’ meeting only for the grant of equity compensation to the Chief Executive Officer, directors or controlling partners. We received an exemption from the requirement set out in NASDAQ Rule 5635(c) that listed companies receive shareholder approval when certain stock option or purchase plans are to be established or materially amended, or certain other equity compensation arrangement made or materially amended, based on the fact that the NASDAQ requirement is inconsistent with the applicable Israeli legal requirements described above.

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

Our audit committee is comprised of three Board of Directors members: Mr. Barry Ben Zeev (committee chairman; external director), Mr. Jonathan Kolodny (external director) and Mr. Arik Steinberg (Israeli independent director). All of the audit committee members meet the SEC’s definition of independent directors for the purpose of serving as audit committee members as well as the Israeli Companies Law’s definition of Israeli independent directors. In accordance with the SEC definition of “independent” director, none of them is an affiliated person of Partner or any subsidiary of Partner.

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

Our compensation committee is comprised of three Board of Directors members: Mr. Barry Ben Zeev (committee chairman; external director), Mr. Jonathan Kolodny (external director) and Mr. Arik Steinberg (Israeli independent director). All of the compensation committee members meet the SEC’s definition of independent directors for the purpose of serving as the compensation committee members as well as the Israeli Companies Law’s definition of Israeli independent directors. In accordance with the SEC definition of “independent” director, none of them is an affiliated person of Partner or any subsidiary of Partner.

6C.6c	SECURITY COMMITTEE

Pursuant to an amendment to our license from April 2005, a Board of Directors committee has been formed to deal with security matters. Only directors with the required clearance and those deemed appropriate by Israel’s General Security Service may be members of this committee. The committee must consist of at least four members, who are subject to the clearance required from the Israeli General Security Service and at least one external director. Where any matter requires a Board of Directors’ resolution and it is a security matter, then the committee should be authorized to discuss and to resolve such security matter and the resolution should bind the Company. However, in cases where the security matter concerned requires review by the Board of Directors or the audit committee according to the Israeli Companies Law or other applicable law, such as a transaction with a related party, it should be submitted for approval in accordance with the requirements of the applicable U.S. law, the Israeli Companies Law and any other applicable laws, provided that, in any case, only directors with security clearance can participate in any forum which will deal with security matters. In April 2005, our Board of Directors approved the formation of the security committee to consist of four Israeli directors, who are subject to Israeli security clearance and security compatibility to be determined by the General Security Service. Currently, Mr. Elon Shalev, Mr. Jonathan Kolodny, Ms. Osnat Ronen and Mr. Arieh Saban are members of the security committee.

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

6C.9b          Compensation

The terms of employment of Office Holders including compensation, equity awards, severance and other benefits, exemption from liability and indemnification require the approval of the compensation committee and the Board of Directors. The terms of employment of directors and the Chief Executive Officer must also be approved at the general meeting of shareholders by a majority of the Company’s shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, who participate in the voting (abstentions are disregarded), or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the company. Notwithstanding the foregoing, a company may be exempted from receiving shareholder approval with respect to the terms of employment of a candidate for a Chief Executive Officer position, if such candidate meets certain independence criteria, the terms are in line with the Compensation Policy and the compensation committee has determined for specified reasons that shareholder approval would prevent the engagement. See “Item 6C.6b COMPENSATION COMMITTEE”.

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

6C.10          DUTIES OF A SHAREHOLDER

Under the Israeli Companies Law, a shareholder has a general duty to act in good faith and in a customary manner towards the company and the other shareholders and to refrain from improperly exploiting his power in the company, particularly when voting in the general meeting of shareholders on (a) any amendment to the articles of association, (b) an increase of the company’s authorized share capital, (c) a merger, or (d) approval of related party transactions which require shareholder approval. A shareholder should also avoid deprivation of other shareholders' rights. In addition, any controlling party, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint or prevent an appointment of an Office Holder in the company or any other power towards the company, is under a duty to act in fairness towards the company under the Israeli Companies Law.

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

6D.          Employees

At December 31, 2018, we had 2,782 employees on a full time equivalent basis, compared with 2,797 employees at December 31, 2017, and 2,686 at December 31, 2016. The number of full-time equivalent employees at year-end 2016, 2017 and 2018, according to their activity, was as follows:

	2016**	2017	2018

Customer service*	1,462	1,567	1,452
Sales and sales support*	457	488	550
Information technology (including Engineering)	341	349	379
Marketing and Content	47	44	55
Finance	85	80	83
Human Resources, Administration & Security	94	86	87
Operations & Logistics	133	127	124
Remaining operations	67	56	52
TOTAL	2,686	2,797	2,782

*Many positions in Customer service and Sales and sales support are filled by more than one part-time employee so that the employee headcount for those activities is about 12% greater than the number of full-time equivalents set forth above.

** Due to organizational structure changes during 2017, that included consolidation of certain divisions and the shifting of manpower between divisions, we have revised the 2016 numbers to provide comparable information .

In 2017, the Company added significant fiber and television activities, including in-house technicians, service and sales representatives, which caused an increase in the overall number.

The collective employment agreements that we signed on March 13, 2016 and on December 12, 2016 with the employees' representatives and the Histadrut, the employees' union and that were valid for a period of three years (2016-2018) were renewed. The renewed agreement is valid from January 1, 2019 for a period of three years until December 31, 2021 except for the provisions regarding salary increases, which are valid for a period of one year (2019) and will be renegotiated for years 2020-2021 towards the end of 2019. As in the previous agreements, the organizational chapter includes, among others, provisions regarding manning and changing of positions, termination of employment tenure and a dispute resolution mechanism. The economic chapter includes, among others, provisions regarding terms of employment, benefits and welfare and provides for annual bonuses to employees and a profit sharing mechanism provision under certain conditions. The agreement applies to the Company's employees, excluding certain managerial and specific positions.  See also “3D.2j  The unionization of our employees has negatively affected and may continue to negatively affect our financial results.”

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

6E.          Share Ownership

6E.1          SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

As of March 1, 2019, to the best of the Company’s knowledge, none of our directors or senior management held more than 1% of our issued and outstanding ordinary shares, including restricted shares, restricted share units (see below for an explanation), and options to acquire ordinary shares, except as set forth in the following paragraph. Directors and senior management do not have different voting rights than other shareholders of the Company.

As of March 1, 2019, our senior management held, in the aggregate, outstanding options to purchase up to 4,496,545 of our ordinary shares, of which 1,878,652 options were vested and exercisable as of that date, in addition to 832,210 “restricted shares” of which 85,767 restricted shares were vested as of that date (as described in "Item 6E.2 Equity Incentive Plan" below). As of such date, the Company's CEO, Mr. Isaac Benbenisti held options and restricted shares together to purchase 1.22% of our issued and outstanding shares. No options or restricted shares have been granted to our directors.

The table below sets forth the number of outstanding options held by our senior management of the Company, including the CEO of the Company, according to exercise price and expiration date as of March 1, 2019:

Option expiration Year	Number of outstanding options held	Weighted average exercise price (NIS)
2020	305,370	47.97
2021	1,428,782	17.94
2022	224,183	18.71
2023	320,428	19.28
2024	1,743,176	18.62
2025	474,606	17.11
TOTAL	4,496,545	20.29

Outstanding options to purchase the shares of the Company held by the CEO of the Company:

Option expiration Year	Number of outstanding options held	Weighted average exercise price (NIS)
2021	971,971	18.08
2024	810,027	18.86
TOTAL	1,781,998	18.43

6E.2          EQUITY INCENTIVE PLAN

The Amended and Restated 2004 Equity Incentive Plan (formerly known as the 2004 Equity Incentive Plan) (the “Plan”) is intended to promote the interests of the Company and its shareholders by providing employees, directors, office holders and advisors of the Company with appropriate incentives and rewards to encourage them to enter into and continue in the employ of, or service to, the Company and to acquire a proprietary interest in the long-term success of the Company.

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

The description of the Plan above is only a summary and is qualified by reference to the full text thereof which has been included as an annex to this annual report. See Exhibit 15.(a).1 incorporated by reference in this annual report.On March 13, 2016, the Board of Directors approved certain amendments to the Plan. The main amendments to the Plan include: (a) amendment to the cashless exercise formula; (b) the ability to allocate restricted share units to the Company’s employees and office holders; (c) automatic extension of the exercise period due to black-out periods; (d) adjustments to the grantee’s rights under any granted securities due to the occurrence of certain events, including a rights offering; (e) a provision allowing the Company's management bodies to decide to pay a grantee the financial benefit embedded in his equity compensation in cash compensation instead of equity compensation, in certain events in which the Company is unable to issue shares resulting from exercise of options or RSUs or to release any restricted share to a grantee; (f) extension of the exercise period as a result of a change of control event; (g) a provision that allows the Company to limit a grantee from making transactions in the granted securities in connection with any underwritten public offering of the Company and (h) certain exercise restrictions in accordance with the Tel Aviv stock exchange rules. Share options and restricted shares (collectively, “granted securities”) have been granted to employees in accordance with the Plan. Upon exercise each option provides the right to acquire one ordinary share that confers the same rights as the other ordinary shares of the Company. As of December 31, 2018, options to acquire a total of 9,697,266 ordinary shares and 1,209,521 restricted shares (allocated to a trustee on behalf of the employees under the plan) are outstanding.

On November 20, 2018, the Company’s Board of Directors approved the increase in the number of shares which may be granted under the Plan by one million shares, which represented approximately 0.61% of the Company’s issued share capital as of November 20, 2018, up to a total of 26,917,000 ordinary shares.

In 2018, following the approval of the Company’s Board of Directors, 2,536,362 share options and 813,310 restricted shares were granted to senior office holders, managers and other employees of the Company and its subsidiary, compared to 1,201,358 share options and 507,146 restricted shares granted during 2017. The vesting of the options and the earning of the restricted shares granted after June 2014 are subject to vesting or restriction periods and are also subject to performance conditions set by the Company’s organs.

From the beginning of 2019 and until March 1, 2019, the Company approved the allocation of 474,606 options and 148,803 restricted shares for two of the Company's office holders, all in accordance with the Company's Equity Incentive Plan, as amended. The vesting of these options and the earning of these restricted shares are subject to vesting / restriction period of three years from the grant date (one third will vest or be earned in each year), as well as performance conditions set by the Company's organs.

Ordinary shares issuance and repurchase:

In June 2017, the Company issued 10,178,211 shares of the Company, of which 508,911 shares were issued as Israeli founding shareholder shares. The total net consideration received was approximately NIS 190 million.

Through December 31, 2008, the Company repurchased 4,467,990 shares of the Company as part of a buy-back plan at a total cost of NIS 351 million, and during 2018, the Company repurchased 6,501,588 shares of the Company at a total cost of NIS 100 million (upon repurchase were recorded as "treasury shares"). In accordance with the Israeli Companies Law, the treasury shares are considered dormant shares as long as they are held by the Company, and as such, they do not bear any rights (including the right to vote in general meetings of shareholders and to receive dividends) until they are transferred to a third party. Some of the treasury shares were offered as restricted share awards ("RSAs") to employees under the Plan.

As of December 31, 2018, a total of 8,560,264 treasury shares remained of which 1,210,833 were allocated to a trustee on behalf of the employees under the Plan. The RSAs offered under the Plan are under the control of the Company until vested under the Plan and therefore are not presented in the financial statements as outstanding shares until vested.

Information in respect of options and restricted shares granted under the Plan is set forth below:

	Through December 31, 2018
	Number of options	Number of RSAs
Granted	33,840,569	5,112,078
Shares issued upon exercises and vesting	(6,524,865)	(2,409,314)
Cancelled upon net exercises, expiration and forfeitures	(17,618,438)	(1,493,243)
Outstanding	9,697,266	1,209,521
Of which:
Exercisable	6,266,965
Vest in 2019	1,352,861	516,869
Vest in 2020	1,096,972	389,199
Vest in 2021	777,962	254,937
Vest in 2022	202,506	48,516

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.          Major Shareholders

The following table sets forth certain information as of March 1, 2019, with respect to each person whom we believe to be the beneficial owner of 5% or more of our ordinary shares. Except where otherwise indicated, we believe, based on information publicly filed with the Securities and Exchange Commission or furnished to us by the principal shareholders, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares. None of our major shareholders has any different voting rights than any other shareholder. See “Item 10B.3 Rights Attached to Shares”.

Name	Shares beneficially owned	Issued Shares (1)%	Issued and Outstanding Shares (1)%
S.B. Israel Telecom Ltd.(2)	49,862,800	29.13	30.41
Phoenix-Excellence Group (3)	10,761,339	6.29	6.56
Meitav Dash Group (4)	13,724,001	8.02	8.37
Menora Mivtachim Group (5)	12,238,019	7.15	7.46
Treasury shares (6)	7,200,628	4.21	-
Public (7)	77,403,548	45.21	47.20
Total	171,190,335	100.00	100.00

(1)
As shown above and used throughout this annual report, the term “Issued and Outstanding Shares” does not include any treasury shares held by the Company. Treasury shares, which are included in “Issued Shares”, have no voting, dividend or other rights under the Israeli Companies Law, as long as they are held by the Company (“dormant shares”).

(2)
S.B. Israel Telecom, an affiliate of Saban Capital Group LLC, a private investment firm, based in Los Angeles, California, specializing in the media, entertainment and communications industries held on March 1, 2019, approximately 30.41% of our Issued and Outstanding shares and voting rights. In addition to the shares indicated in the table above, S.B. Israel Telecom also purchased from Scailex Corporation Ltd. (“Scailex”) (which in 2016 changed its name to “Suny Cellular Communication Ltd.”) 2,983,333 ordinary shares representing another, approximately 1.82% of our Issued and Outstanding shares and voting rights, which shares are to be transferred by Scailex to S.B. Israel Telecom free and clear of any lien on one or more future deferred closing dates, subject to the conditions set forth in the share purchase agreement entered into between Scailex and S.B. Israel Telecom.

(3)
Phoenix Holdings Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange (“Phoenix”), and Excellence Investments Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange (“Excellence”), which is controlled by Phoenix, hold shares in the Company directly and through its wholly owned subsidiaries. (Phoenix, Excellence and their subsidiaries collectively, the “Phoenix-Excellence Group”). These holdings are held according to the following segmentation: 1,105,748 ordinary shares are held by Provident funds and Management Companies of Provident funds; 1,641,170 ordinary shares are held by Excellence Trust Funds; 751,201ordinary shares are held by Excellence ETFs; 557,050 ordinary shares are held by Phoenix "Nostro" accounts; 21,000 ordinary shares are held by Phoenix Pension funds; 27,000 ordinary shares are held by Linked insurance policies of Phoenix; 6,658,170 ordinary shares are held by Partnership for Israeli shares. 1,935,000 shares of the 10,761,339 shares held by the Phoenix-Excellence Group, representing approximately 1.14% of our Issued and Outstanding shares and total voting rights, are registered in the Company’s Shareholders Register as part of the shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes.

(4)
Meitav Dash Investments Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange, holds shares in the Company directly and through its wholly owned subsidiaries (Meitav Dash and their subsidiaries collectively, the “Meitav Dash Group”). These holdings are held according to the following segmentation: 8,795,307 ordinary shares are held by Meitav Dash provident funds; 3,692,205 ordinary shares are held by Meitav Dash mutual funds; 1,236,489 ordinary shares are held by Meitav Dash portfolio management. 1,313,911 shares of the 13,724,001 shares held by the Meitav Dash Group, representing approximately 0.8% of our Issued and Outstanding shares and total voting rights, are registered in the Company’s Shareholders Register as part of the shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes.

(5)
Menora Mivtachim Holdings Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange, holds shares in the Company directly and through its subsidiaries (Menora Mivtachim Holdings Ltd. and their subsidiaries collectively, the “Menora Mivtachim Group”). These holdings are held according to the following segmentation: 11,002,041 ordinary shares are held by Menora Mivtachim Pension and Provident funds; 1,235,978 ordinary shares are held by Menora Mivtachim "Nostro" accounts.

(6)
Treasury shares do not have a right to dividends or to vote. During 2008, the Company repurchased 4,467,990 of the Company's shares and during 2018, the Company repurchased an additional 6,501,588 of the Company's shares, as part of buy-back plans. As of March 1, 2019, the Company has allocated under the Company’s 2004 Amended and Restated Equity Incentive Plan, 1,359,636 restricted shares from the treasury shares to a trustee on behalf of the Company’s employees. See “Item 6E.2 EQUITY INCENTIVE PLAN”.

(7)
The shares under “Public” include 5,317,712 shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes. These shares, together with 1,935,000 shares held by the Phoenix-Excellence Group and 1,313,911 shares held by the Meitav Dash Group, represent 5% of our issued shares (approximately 5.22% of the Issued and Outstanding Shares). Under the terms of our mobile telephone license, the Israeli founding shareholders from among our founding shareholders and their approved substitutes must hold at least 5% of our issued and outstanding share capital and of each of our means of control. The Israeli founding shareholders must meet the requirements of “Israeli entities” which are defined as individuals who are citizens and residents of Israel and entities formed in Israel and controlled, directly or indirectly, by individuals who are citizens and residents of Israel, provided that indirect control is only through entities formed in Israel, unless otherwise approved by the Minister of Communications.

As of March 1, 2019, to the best of the Company’s knowledge, none of our directors and senior management held more than 1% of our outstanding ordinary shares; their holdings have been included under “Public” in the table above. For information regarding options held by our senior management to purchase ordinary shares, see “6E- Share Ownership”.

We are not aware of any arrangements that might result in a change in control of our Company.

7A.1          OTHER

On March 1, 2019, 5,379,268 ADSs (equivalent to 5,379,268 ordinary shares) or approximately 3.28% of our total Issued and Outstanding ordinary shares, were held of record by 31 registered holders in the United States. There were 3 registered holder accounts of the 34 with registered addresses outside of the United States. Certain accounts of record with registered addresses other than in the United States may hold our ordinary shares, in whole or in part, beneficially for United States persons. We are aware that many ADSs and ordinary shares are held of record by brokers and other nominees and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs and ordinary shares, or the number of ADSs and ordinary shares beneficially held by such persons.

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

Pursuant to its terms, the registration rights agreement has expired.

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

ITEM 8.          FINANCIAL INFORMATION

8A.          Consolidated Financial Statements and Other Financial Information

Audited financial statements for the three fiscal years ended December 31, 2018, are included under “Item 18. Financial Statements.”

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

We have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure which may result in civil liabilities or criminal penalties against us or our office holders and directors. In addition, we have also been named as defendants in a number of proceedings regarding breaches of our license and legal provisions of various laws including the Consumer Protection Law, Privacy Act and others. Plaintiffs in some of these proceedings have successfully sought or are seeking certification as class actions. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of counsel and on the Company’s estimate of the probable amounts that are expected to be incurred. Based on its best judgment of the merits or lack thereof of the class actions described in the first three lists below, the likely range of damages which may be involved, and any provisions made in respect thereof in the Company’s balance sheet, the Company does not currently believe that the outcome of these class actions, individually or in the aggregate, will have a material negative effect on its financial condition or results of operation. See note 20 to the consolidated financial statements for further information regarding litigation and proceedings of which we are currently aware. See also “Item 3D.2p We are exposed to, and currently engaged in, a variety of legal proceedings, including class actions and requests to approve lawsuits as class actions.”

The litigations described below involve claims for which requests for certification as class actions and class actions were filed and which specify a material amount of damages or have been previously reported by the Company. The total amount of pending claims (claims which have not been dismissed by the Court or settled) made by plaintiffs in the litigations described below is NIS 2.24 billion.

1.
On September 7, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company unlawfully charges its customers for services of various content providers, which are sent through text messages (SMS). The total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 405 million. The claim was certified as a class action in December 2016. In January 2017, the plaintiffs filed an appeal to the Supreme Court, regarding the definition of the group of customers. Partner estimates that even if the claim will be decided in favor of the approved group of customers (as defined by the District Court), the damages that Partner will be required to pay for, will be immaterial. In November 2018, the Supreme Court dismissed the appeal and the claim was reverted back to the District Court.

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

3.
On November 12, 2015, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner required their customers to purchase a router and/or a call adaptor and/or terminal equipment as a condition for using its fixed-line telephony services, an action which would not be in accordance with the provisions of its licenses. The total amount claimed against Partner is estimated by the plaintiff to be approximately NIS 116 million. In February 2019, the Court approved the request to certify the claim as a class action. On March 17, 2019, the Company filed an appeal of this decision.

4.
On November 12, 2015, a claim and a motion to certify the claim as a class action were filed against 012 Smile. The claim alleges that 012 Smile required their customers to purchase a router and/or a call adaptor and/or terminal equipment as a condition for using its fixed-line telephony services, an action which would not be in accordance with the provisions of its licenses. The total amount claimed against 012 Smile is estimated by the plaintiff to be approximately NIS 64 million. In February 2019, the Court approved the request to certify the claim as a class action. On March 17, 2019, the Company filed an appeal of this decision.

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

7.
On September 5, 2018, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the collection notices that the Company sends to its customers through its computerized system, constitute unlawful "spam" messages. The total amount claimed from the Company was estimated by the plaintiff to be approximately NIS 125 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

With respect to the following claims that have previously been reported, the Company has reached settlement agreements or agreed upon withdrawals (as noted below, some settlement agreements are still subject to Court approval).

1.
On April 12, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleged that the Company charged its customers for certain content services without their consent. The total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 343 million. In June 2018, the parties filed a request to approve a revised settlement agreement which the Court approved in February 2019.

2.
On March 24, 2014, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleged that the Company did not include in the severance pay calculation for its employees various components that constitute an addition to the salary for the severance pay calculation and thereby acted unlawfully.  The total amount claimed from Partner was estimated by the plaintiff to be approximately NIS 100 million. In November 2015, the plaintiff filed an amended claim and a motion to certify the claim as a class action. In November 2017, the parties filed a revised settlement agreement which was approved by the Court in July 2018.

3.
On February 24, 2016, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company harasses recipients by sending advertising messages without receiving their prior approval. In addition, the content of the advertisements does not comply with the legal provisions, among others, with respect to the fact that the Company does not enable the advertisement recipients an option to easily remove themselves from the mailing list or send a refusal notice. The total amount claimed against the Company if the lawsuit is certified as a class action was not stated by the plaintiff. In January 2019, the parties filed a settlement agreement and are waiting for the Court's decision.

4.
On April 2, 2017, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges among others, that Partner overcharges its customers without their consent for services that they did not order and does not respond to customers that apply in writing regarding the overcharge contrary to its license. The total amount claimed against Partner is estimated by the plaintiff to be approximately NIS 60 million. In October 2018, the parties filed an agreed upon remunerated withdrawal request which was approved by the Court.

5.
On April 25, 2017, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner misled its customers with respect to certain cellular plans that were represented as including international call minutes while in fact Partner charged its customers that joined these plans for international calls. The plaintiff noted that it cannot estimate the total amount claimed in the lawsuit, should the lawsuit be certified as a class action. In February 2019, the parties filed an agreed upon remunerated withdrawal request which was approved by the Court.

The litigations described below involve claims for which requests for certification as class actions were filed and which do not claim any specific aggregate amount of damages to the relevant group in the claim.

1.
On July 14, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner is breaching its contractual and/or legal obligation and/or is acting negligently by charging V.A.T for roaming services that are consumed abroad. The plaintiff demands to return the total amount of V.A.T that was charged by Partner for roaming services that were consumed abroad. The plaintiff also pursued an injunction that will order Partner to stop charging VA.T for roaming services that are consumed abroad. In August 2014, the claim was dismissed and in October 2014, the plaintiff filed an appeal with the Supreme Court. The hearing was held in May 2016 before an expanded panel of seven judges and the Supreme Court accepted the appeal in July 2017 and dismissed the District Court's decisions. The claim was reverted back to the District Court.

2.
On August 8, 2012, a claim and a motion to certify the claim as a class action were filed against 012 Smile and another Internet Service Provider. The claim alleges that the defendants breached certain provisions of their licenses by not offering their services at a unified tariff to the same type of customers. The total amount claimed against 012 Smile, if the lawsuit is certified as a class action, was not stated by the plaintiff. The claim is still in its preliminary stage of the motion to be certified as a class action.

3.
On May 4, 2015, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges, that Partner discriminated between its cellular customers, including between new customers and existing customers, by offering the same type of customers, different terms, an action which would not be in accordance with the provisions of its license. The plaintiff noted that it cannot estimate the total amount claimed in the lawsuit, if the lawsuit is certified as a class action. The claim is still in its preliminary stage of the motion to be certified as a class action.

4.
On April 21, 2016, a claim and a motion to certify the claim as a class action were filed against 012 Smile. The claim alleges that the infrastructure included in the 012 Smile's plans does not support data speeds that the Company publishes to its customers. The total amount claimed against the Company if the lawsuit is certified as a class action was not stated by the plaintiff. The claim is still in its preliminary stage of the motion to be certified as a class action.

5.
On November 1, 2016, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company sends text messages regarding the volume rate of data packages, which unlawfully include advertisement content, intended to encourage purchasing another data package. The total amount claimed against the Company if the lawsuit is certified as a class action was not stated by the plaintiff. In September 2018, the Court dismissed the claim and in November 2018, the plaintiffs filed an appeal with the Supreme Court.

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

9.
On September 24, 2017, a claim and a motion to certify the claim as a class action were filed against the Company and Partner Land-Line. The claim alleges that the infrastructure included in the Company's plan does not support data speeds that the Company publishes to its customers. The plaintiff noted that it cannot estimate the total amount claimed in the lawsuit, should the lawsuit be certified as a class action. The claim is still in its preliminary stage of the motion to be certified as a class action.

10.
On March 28, 2018, a claim and a motion to certify the claim as a class action were filed against the Company and 012 Smile. The claim alleges that there is a malfunction in the telephony system of the Company and 012 Smile, according to which when a call recipient activates a follow-me service to a number abroad (directly or via intermediate destination, from which a follow-me service is also diverted to a number overseas) and the call is diverted abroad via 012 Smile, the call segment charge from Israel to overseas applies to the caller, as if he placed an international call, rather than to the recipient of the call that activated the follow-me service, thereby violating the provisions of the law and the agreements with their customers. The plaintiff noted that it cannot estimate the total amount claimed in the lawsuit, should the lawsuit be certified as a class action. The claim is still in its preliminary stage of the motion to be certified as a class action.

With respect to the following claims which specify an amount of damages which is material for the Company or do not claim any specific amount for the relevant group in the claim, we have begun to assess the risk involved for the Company but at this stage in our analysis we are unable to evaluate, with any degree of certainty, the probability of success of the lawsuit or the range of potential exposure, if any.

1.
On May 3, 2018, a claim and a motion to certify the claim as a class action were filed against the Company and against additional cellular operators. The claim alleges that the Company breached legal provisions by not providing customers with requested copies of call recordings with customer service representatives and allowing them only to listen to the recordings at the Company's service centers. The plaintiff noted that it cannot estimate the total amount claimed in the lawsuit, should the lawsuit be certified as a class action. The claim is still in its preliminary stage of the motion to be certified as a class action.

2.
On August 6, 2018, a claim and a motion to certify the claim as a class action were filed against the Company and 012 Smile. The claim alleges that the Company and 012 Smile unlawfully charges its customers different and higher rates for international calls that are not included in their tariff plans, than those set forth in its customer tariff chart on the 012 Smile website. The plaintiff noted that it cannot estimate the total amount claimed in the lawsuit, should the lawsuit be certified as a class action. The claim is still in its preliminary stage of the motion to be certified as a class action.

3.
On March 3, 2019, a claim and a motion to certify the claim as a class action were filed against the Company and Partner Land-Line. The claim alleges that the Company unlawfully charges its customers for anti-virus services that are not part of an internet or cellular service plan. The plaintiff noted that it cannot estimate the total amount claimed in the lawsuit, should the lawsuit be certified as a class action. The claim is still in its preliminary stage of the motion to be certified as a class action.

Finally, as we reported on March 19, 2019, the Israeli Tax Authority ("ITA") is conducting an investigation that involves document collection and the questioning of among others, several current and former Company employees. The investigation is seeking to determine whether there have been violations of the Eilat Free Trade Zone Law regarding the sale of cellular phones in the city of Eilat. The Company is fully cooperating with the ITA. At this stage, the Company is unable to estimate the impact of the investigation on the Company, its results and its condition, if any.

During 2018, no new criminal proceedings were brought against us concerning the erection of network sites without building permits. As of December 31, 2018, one criminal proceeding was pending against us concerning the erection of network sites without building permits but was not pending against our office holders and directors. We are currently negotiating with the relevant local authorities to reach a settlement regarding the relocation of affected sites or obtaining building permits for those sites. Settlements of previous criminal proceedings brought against us resulted in Partner, but not its office holders or directors, admitting guilt and paying a fine, and also resulted in the imposition of demolition orders for the relevant sites, the execution of which have been stayed for a period of time to allow us to obtain the necessary permits or to relocate the relevant network site.

8A.2          DIVIDEND DISTRIBUTION POLICY

Our Articles of Association allow for our Board of Directors to approve all future dividend distributions, without the need for shareholder approval, subject to the provisions governing dividends under the Israeli Companies Law.

The Board of Directors resolved on September 19, 2012, to assess dividend distributions (and their scope) from time to time, by reference to, among other factors, the Company’s cash flow, profitability, debt level, debt coverage ratios and the business environment in general. For the years ended December 31, 2016, 2017 and 2018, no dividend was declared by the Company. For risks relating to future payments of dividends see “Item 3D.2v Based on a decision of the Board of Directors in 2012, dividend distributions are assessed from time to time on the basis of various factors. There can be no assurance that dividends will be declared or, if they are, at what level. No dividends have been distributed since 2013.

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

8B.          Changes

No significant change has occurred since December 31, 2018, except as otherwise disclosed in this annual report. See also “Item 5D.2 Outlook”.

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

10B.3          RIGHTS ATTACHED TO SHARES

Our registered share capital consists of a single class of 235 million ordinary shares, par value NIS 0.01 per share, of which 171,190,335 ordinary shares were issued and 163,839,230 shares (does not include treasury shares) were issued and outstanding as of March 1, 2018. All issued and outstanding ordinary shares are validly issued and registered. The rights attached to our ordinary shares are described below.

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

Network upgrade and deployment of fourth generation network. In October 2010, we entered into an agreement with Ericsson for the upgrade of our existing networks and the deployment of our fourth generation network in Israel for an initial term that ended at the end of 2014. We extended with certain modifications, the  maintenance period by additional periods until the end of 2019. See "Item 4B.8g Suppliers" and “Item 5A.1g Agreement for the Upgrade of Our Existing Networks and the Deployment of Fourth Generation Network in Israel”.

TI Sparkle Israel (formerlyMed Nautilus) Agreement. We have an agreement with TI Sparkle for the provision of international capacity services through submarine infrastructure, which connects countries bordering the Mediterranean Sea to all major Western European countries and from there to the rest of the world until 2023 with an option to extend the agreement until 2030.

Upgrade of LTE network. In January 2019, we entered into an agreement with Mavenir Systems Limited for the upgrade and improvement of the performance of our LTE network moving into virtualized architecture of the network, alongside new functionalities and capabilities, and preparation for 5G.

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income (including capital gains). In general, the regular corporate tax rate in Israel for 2014 and 2015 was 26.5%, for 2016 was 25%, for 2017 was 24% and 23% for 2018 and thereafter.

Tax on Capital Gains of Shareholders

•
General

Israeli law generally imposes a capital gains tax on the sale of capital assets by residents of Israel as defined for Israeli tax purposes, and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of our Shares by some of our shareholders (see discussion below). The Israeli Income Tax Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus”. Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the CPI between the date of purchase and the date of sale. In 2018, the real capital gain accrued on the sale of our Shares was generally taxed at a rate of 23% for corporations (26.5% for 2014 and 2015, 25% for 2016, 24% for 2017 and 23% for 2018 and thereafter) and a rate of up to 25% for individuals. Additionally, if such individual shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale (i.e., if such individual shareholder holds directly or indirectly, along with others, at least 10% of any means of control in the company, including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director), the tax rate will be up to 30%.

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

Please note that an individual Israeli tax resident may be required to pay up to 47% (from 2017 and thereafter) on his yearly taxable income, subject to certain exceptions. In addition, as of January 1, 2013, an individual Israeli tax resident is required to pay an additional tax at the rate of 2% on his yearly taxable combined income from any source exceeding NIS 810,720 for 2015 and 2016. From 2017 the additional tax rate is 3% from an amount exceeding NIS 639,996, NIS 641,880 in 2018 and NIS 649,560 in 2019.

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

Passive Foreign Investment Company Rules

A non-US corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if (i) at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person) and gains on the disposition of certain minority interests) or (ii) at least 50% of the average value of its assets consist of assets that produce or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2018. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our Shares, ADSs and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences. These consequences may include having the gains that are realized on the disposition of Shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges with respect to certain dividends and gains and on the sale or other disposition of the Shares or ADSs. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above). In addition, if a US holder holds Shares or ADSs in any year in which we are treated as a PFIC, such US holder will be subject to additional tax form filing and reporting requirements.

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

The following table provides information derived from the financial statements about these liabilities as of December 31, 2017 and 2018.

Non-Derivative Instruments

	As of December 31, (NIS equivalent in millions, except percentages)
	2017		2018
	Fair Value	Book Value	Fair Value	Book Value

NIS-denominated debt linked to the CPI (1)
Long-term fixed Notes payable series C due 2018	218	213
Weighted average interest rate payable		3.35%
Other payables (2)	*	*

NIS-denominated debt not linked to the CPI
Long-term variable interest Notes payable series D due 2021	443	435	332	327
Weighted average interest rate payable		1.33%		1.36%
Long-term fixed Notes payable series F due 2024	659	650	786	794
Weighted average interest rate payable		2.16%		2.16%
Long-term borrowing bearing fixed interest	75	75
Weighted average interest rate payable		3.71%
Long-term borrowing bearing fixed interest	200	200
Weighted average interest rate payable		4.25%
Long-term borrowing bearing fixed interest	110	100
Weighted average interest rate payable		4.34%
Long-term borrowing bearing fixed interest	125	125	120	118
Weighted average interest rate payable		2.38%		2.38%
Long-term borrowing bearing fixed interest	125	125	127	125
Weighted average interest rate payable		2.5%		2.5%
Trade payables and others (2)	721	721	645	645

Debt denominated in foreign currencies (2)
Trade payables denominated in USD	143	143	126	126
Trade payables denominated in other foreign currencies (mainly Euro)	32	32	14	14
Total	2,852	2,819	2,151	2,149

(*) Representing an amount of less than NIS 1 million

(1)	Amounts due for payment of principal and interest are adjusted according to the CPI. See “Item 5B Liquidity and Capital Resources”.

(2)	Book value approximates fair value.

11B.       Foreign Exchange and Inflation

Substantially all of our revenues and a majority of our operating expenses are denominated in NIS. However, in 2018, approximately one quarter of our operating expenses were linked or denominated to non-NIS currencies, mainly the US dollar. These expenses related mainly to the acquisition of handsets and other equipment where the price paid by us is based on various foreign currencies, mainly the US dollar. We do not enter into derivative transactions and thus we are exposed to the aforementioned foreign currency fluctuations. We do not hold or issue derivative financial instruments for trading purposes. In addition, a substantial amount of our capital expenditures are incurred in, or linked to, non-NIS currencies, mainly the US dollar. See note 6 to the consolidated financial statements for description of the market risks.

As of December 31, 2018, some of our operating leases are linked to the CPI. We may not be able to raise our tariffs pursuant to our license in a manner that would fully compensate for a significant increase in the CPI. Therefore, a significant increase in the rate of inflation may also have a material adverse impact upon us by increasing our finance expenses without an offsetting increase in revenue. In 2018, the CPI effective as of December 31, 2018, increased by 1.2%, compared to the CPI effective as of December 31, 2017, which caused expenses of NIS 3 million in finance costs, net, mainly by our CPI linked Note payble series C which was fully repaid in 2018 end. See note 24 to the consolidated financial statements.

Sensitivity analysis

A change of the USD exchange rate as at December 31, 2018, would increase (decrease) equity and profit in 2018 by the amounts shown below as regards assets and liabilities as of December 31, 2018, and expected capital expenditure purchases in 2019. The analysis below does not take into account the effect of any change in USD with respect to possible future commitments and other future expected purchases in US dollars, since the Company believes that it will be able to adjust NIS prices for goods and services it sells in the Israeli market to reflect any significant increases in cost resulting from changes in the NIS-USD exchange rate. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels in millions

December 31, 2018
Increase in the USD of	10%	(8)	(8)
Decrease in the USD of	(10)%	8	8

11C.       Interest rates

Since one of our notes payable bear variable interest rate, changes in interest rates cause cash flow risks. As of December 31, 2018, our Notes payable series D in a principal amount of NIS 327 million bear variable rates of interest.

Sensitivity analysis

An increase (decrease) of 1% interest rates during 2018 in respect of our notes payable bearing variable interest would have resulted in an annual increase (decrease) in interest expenses (income) of NIS 4 million. This analysis assumes that all other variables remain constant.

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

Amounts received from the Depository

During 2018, the Company received from Citibank payments in the amount of approximately $163,778.

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.        CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2018. Disclosure controls and procedures means controls and other procedures designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures in place as of December 31, 2018, were effective.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2018, based on the framework for Internal Control-Integrated Framework (2013) set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018.

Our internal control over financial reporting as of December 31, 2018, has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, as stated in their report which is included under Item 18.

(c) Attestation report of the registered public accounting firm. The attestation report of Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, regarding the Company’s internal control over financial reporting is included under Item 18.

(d) Changes in Internal Control Over Financial Reporting. During the year ended December 31, 2018, no changes materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

16A.       AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Barry Ben-Zeev, Mr. Jonathan Kolodny and Mr. Arik Steinberg are “audit committee financial experts” as defined in Item 16A of Form 20-F. All the members of the audit committee are “independent directors” as defined in the SEC requirements applicable to us.

16B.       CODE OF ETHICS

In 2016, we reviewed and updated our Code of Ethics. As previously, the revised Code of Ethics applies to our directors, office holders and employees. The principal modifications to our Code of Ethics adopted in 2016 include: an updated statement setting forth the values underlying the Code of Ethics following the rebranding of our products and services and an updated detailed guide to appropriate behavior toward interested parties, including customers, suppliers, employees, directors, shareholders, franchisers and the community in which the Company operates.

A copy of our Code of Ethics is posted on our website at www.partner.co.il under “Investor Relations-Corporate Governance-Code of Ethics”.

16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, our independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), have served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2018, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by PwC to Partner in 2017 and 2018.

	2017	2018
	(NIS thousands)	(NIS thousands)

Audit Fees (1)	2,483	2,260
Audit-related Fees (2)	402	868
Tax Fees (3)	585	753
TOTAL	3,470	3,881

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

16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

During 2018, the Company repurchased 6,501,588 shares of the Company, at a total cost of NIS 100 million (upon repurchase were recorded as "treasury shares"). In accordance with the Israeli Companies Law, the treasury shares are considered dormant shares as long as they are held by the Company, and as such they do not bear any rights (including the right to vote in general meetings of shareholders and to receive dividends) until they are transferred to a third party. Some of the treasury shares were offered to employees under a share based compensation plan: Company's Equity Incentive Plan as restricted share awards ("RSAs"). See also “Item 6E.2 EQUITY INCENTIVE PLAN".

16F.        CHANGE IN REGISTRANT’S CERTIFYING ACOUNTANT

Not applicable.

16G.       CORPORATE GOVERNANCE

See “Item 6C.5 NASDAQ Corporate Governance Rules and Our Practices”, and also “Item 10B Memorandum and Articles of Association”.

ITEM 17.        FINANCIAL STATEMENTS

The company has responded to “Item 18. Financial Statements” in lieu of responding to this item.

ITEM 18.        FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report.

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-3-F-4
CONSOLIDATED FINANCIAL STATEMENTS:
Statements of Financial Position	F5-F-6
Statements of Income	F-7
Statements of Comprehensive Income	F-8
Statements of Changes in Equity	F-9
Statements of Cash Flows	F-10-F-11
Notes to financial statements	F-12-F-92

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

Exhibit No.	Description

1.1	Articles of Association last updated and approved on September 28, 2016 (incorporated by reference to Annex D from the Company’s Report on Form 6-K filed on August 17, 2016)
**1.2	Partner’s Certificate of Incorporation
**1.3	Partner’s Memorandum of Association
**2.(a).1	Form of Share Certificate
^^2.(a).2	[Reserved]
^^^^2.(a)3	Amended and Restated Deposit Agreement Between Partner and Citibank N.A.
^2.(b).1	[Reserved]
>>>>2.(b).2	[Reserved]
>>>>2.(b).3	[Reserved]
^4.(a).1	Restatement of the Relationship Agreement dated April 20, 2005
>>>>4.(a).1.1	[Reserved]
+>>4.(a).1.2	Letter of Undertaking by which S.B. Israel Telecom entered into the Restated Relationship Agreement with the Company, January 29, 2013
++**4.(a).2	Integrated version of the General License for the Provision of Mobile Radio Telephone Services using the Cellular Method (MRT) in Israel issued by the Ministry of Communications on April 8, 1998.
++**4.(a).2.1	General Unified License of Partner Land-Line Communication Solutions Limited Partnership dated February 11, 2016 as amended through January 11, 2017.
4.(a).2.2	Amendment No. 90 to our MRT License from the Israeli Ministry of Communications
4.(a).2.3	Amendment No. 91 to our MRT License from the Israeli Ministry of Communications
4.(a).2.4	Amendment No. 92 to our MRT License from the Israeli Ministry of Communications
**4.(a).4	[Reserved]
+>4.(a).4.1	[Reserved]
4.(a).4.2	[Reserved]
**4.(a).5	Brand Support/Technology Transfer Agreement dated July 18, 1999
**4.(a).6	Agreement with Ericsson Radio Systems AB dated May 28, 1998

#++4.(a).7	Agreement with LM Ericsson Israel Ltd. dated November 25, 2002
**4.(a).9	Lease Agreement with Mivnei Taasia dated July 2, 1998
^^^4.(a).13	Asset Purchase Agreement with Med-1 dated as of January 22, 2006
4.(a).14-60	[Reserved]
+++4.(a).65	[Reserved]
#>>4.(a).67	Swap Agreement with LM Ericsson Israel Ltd. dated December 20, 2007
4.(a).68	[Reserved]
>>>>4.(a).69	[Reserved]
4.(a).70	[Reserved]
4.(a).71	[Reserved]
>>>>>4.(a) 72	012 Smile Share Purchase Agreement
>>>>>4.(a) 73	English translation of the original Hebrew language 012 Smile Credit Facility, dated January 31, 2010
4.(a).74-97	[Reserved]
#>>>>4.(b).1	Addendum to Lease Agreements from November 1, 2002 and Lease Agreements in Beit Ofek
>>>>4.(b).2	[Reserved]
+>>>4.(b).3	Registration Rights Agreement with S.B. Israel Telecom Ltd.
+>>6.	See note 2x to the consolidated financial statements for information explaining how earnings (loss) per share information was calculated.
8.	List of Subsidiaries (see “Item 4C – Organizational Structure”).
10.1	Consent of Kesselman & Kesselman
10.2	Consent of BDO Ziv Haft Consulting &Management Ltd.
12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
+>>>>>15.(a).1	Amended and Restated 2004 Equity Incentive Plan as approved by the Board of Directors on March 13, 2016
++**15.(b).1	Compensation Policy adopted on September 28, 2016 (incorporated by reference to Annex G from the Company’s Report on Form 6-K filed on August 17, 2016)

**	Incorporated by reference to our registration statement on Form F-1 (No. 333-10992).
++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002.
+++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003.
^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004.
^^	Incorporated by reference to our registration statement on Form F-6 (No. 333-132680).
^^^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005.
^^^^	Incorporated by reference to our registration statement on Form F-6 (No. 333-177621).
>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2006.
>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2007.
>>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2009.
>>>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2010.
+>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2011.
+>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2012.
+>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2013.
+>>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2014.
+>>>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2015.
++**	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2016
#	Confidential treatment requested.

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

Partner Communications Company Ltd.

By: /s/ Isaac Benbenisti
Isaac Benbenisti
Chief Executive Officer

March 27, 2019

By: /s/ Tamir Amar
Tamir Amar
Chief Financial Officer

March 27, 2019

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2018 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2018 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in millions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the board of directors and shareholders of
PARTNER COMMUNICATIONS COMPANY LTD.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Partner Communications Company Ltd. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018,  based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in "Management’s Report on Internal Control over Financial Reporting" appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
March 26, 2019

We have served as the Company’s auditor since 1998.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2017	2018	2018
	Note	In millions
CURRENT ASSETS
Cash and cash equivalents		867	416	111
Short-term deposits		150
Trade receivables	7	808	656	175
Other receivables and prepaid expenses		48	33	9
Deferred expenses – right of use	12	43	51	14
Inventories	8	93	98	26
		2,009	1,254	335

NON CURRENT ASSETS
Trade receivables	7	232	260	69
Prepaid expenses and other		5	4	1
Deferred expenses – right of use	12	133	185	49
Property and equipment	10	1,180	1,211	323
Intangible and other assets	11	697	617	164
Goodwill	13	407	407	109
Deferred income tax asset	25	55	38	10
		2,709	2,722	725

TOTAL ASSETS		4,718	3,976	1,060

The financial statements were authorized for issue by the board of directors on March 26, 2019.

Isaac Benbenishti	Tamir Amar	Barry Ben-Zeev (Woolfson)
Chief Executive Officer	Chief Financial Officer	Director

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2017	2018	2018
	Note	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	6,15	705	162	43
Trade payables		787	711	190
Payables in respect of employees		91	96	26
Other payables (mainly institutions)		31	10	3
Income tax payable		50	35	9
Deferred revenues from HOT mobile	9,22	31	31	8
Other deferred revenues	22	41	41	11
Provisions	14	75	64	17
		1,811	1,150	307

NON CURRENT LIABILITIES
Notes payable	6,15	975	1,013	270
Borrowings from banks and others	6,15	243	191	51
Liability for employee rights upon retirement, net	16	40	40	11
Dismantling and restoring sites obligation	14	27	13	3
Deferred revenues from HOT mobile	9,22	164	133	35
Other non-current liabilities	14,22	24	30	8
		1,473	1,420	378

TOTAL LIABILITIES		3,284	2,570	685

EQUITY	21
Share capital – ordinary shares of NIS 0.01 par value:
authorized – December 31, 2017 and 2018 – 235,000,000
shares; issued and outstanding -		2	2	1
December 31, 2017 - **168,243,913 shares
December 31, 2018 - **162,628,397 shares
Capital surplus		1,164	1,102	294
Accumulated retained earnings		491	563	150
Treasury shares, at cost –
December 31, 2017 - ***2,850,472 shares
December 31, 2018 - ***8,560,264 shares		(223)	(261)	(70)
Non-controlling interests			*	*
TOTAL EQUITY		1,434	1,406	375
TOTAL LIABILITIES AND EQUITY		4,718	3,976	1,060

*      Representing an amount of less than 1 million.
**    Net of treasury shares.
***  Including shares held by trustee under the Company's Equity Incentive Plan, see note 21(a), such shares will become outstanding upon completion of vesting conditions, see note 21(b).

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF INCOME

					Convenience
					translation
					into U.S. dollars
		New Israeli Shekels			(note 2b3)
		Year ended December 31
		2016	2017	2018	2018
	Note	In millions (except earnings per share)
Revenues, net	5, 22	3,544	3,268	3,259	870
Cost of revenues	5, 22	2,924	2,627	2,700	720
Gross profit		620	641	559	150

Selling and marketing expenses	22	426	269	293	78
General and administrative expenses	22	181	144	148	39
Credit losses	7	82	52	30	8
Income with respect to settlement
agreement with Orange	18	217	108
Other income, net	23	45	31	28	7
Operating profit		193	315	116	32
Finance income	24	13	4	2	1
Finance expenses	24	118	184	55	16
Finance costs, net	24	105	180	53	15
Profit before income tax		88	135	63	17
Income tax expenses	25	36	21	7	2
Profit for the year		52	114	56	15
Attributable to:
Owners of the Company		52	114	57	15
Non-controlling interests				(1)	*
Profit for the year		52	114	56	15

Earnings per share
Basic	27	0.33	0.70	0.34	0.09
Diluted	27	0.33	0.69	0.34	0.09

*  Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31
		2016	2017	2018	2018
	Note	In millions
Profit for the year		52	114	56	15
Other comprehensive income, items
that will not be reclassified to profit or loss
Remeasurements of post-employment benefit
obligations	16	(8)	(2)	1	*
Income taxes relating to remeasurements of
post-employment benefit obligations	25	2	1	*	*
Other comprehensive income (loss)
for the year, net of income taxes		(6)	(1)	1	*

TOTAL COMPREHENSIVE INCOME
FOR THE YEAR		46	113	57	15
Total comprehensive income attributable to:
Owners of the Company		46	113	58	15
Non-controlling interests				(1)	*
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		46	113	57	15

*   Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital						Non-
	Number of		Capital	Accumulated	Treasury		controlling
	Shares**	Amount	surplus	earnings	shares	Total	interests	Total equity
		( I n millions )
New Israeli Shekels:
BALANCE AT JANUARY 1, 2016	156,087,456	2	1,102	267	(351)	1,020		1,020

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2016
Total comprehensive income for the year				46		46		46
Exercise of options and vesting of restricted shares granted to employees	905,881	*	(68)		68	*		*
Employee share-based compensation expenses				45		45		45
BALANCE AT DECEMBER 31, 2016	156,993,337	2	1,034	358	(283)	1,111		1,111

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2017
Total comprehensive income for the year				113		113		113
Issuance of shares to shareholders (see note 21)	10,178,211	*	190 ***			190		190
Exercise of options and vesting of restricted shares granted to employees	1,072,365		(60)		60
Employee share-based compensation expenses		*		20		20		20
BALANCE AT DECEMBER 31, 2017	168,243,913	2	1,164	491	(223)	1,434		1,434

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2018
Total comprehensive income for the year				57		57	(1)	56
Exercise of options and vesting of restricted shares granted to employees	886,072		(62)		62
Employee share-based compensation expenses				15		15		15
Acquisition of treasury shares (note 21)	(6,501,588)				(100)	(100)		(100)
Non-controlling interests on acquisition of subsidiary							1	1
BALANCE AT DECEMBER 31, 2018	162,628,397	2	1,102	563	(261)	1,406	*	1,406

Convenience translation into U.S. Dollars (note 2b3):
BALANCE AT JANUARY 1, 2018	168,243,913	1	311	131	(60)	383		383
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2018
Total comprehensive income for the year				15		15	*	15
Exercise of options and vesting of restricted shares granted to employees	886,072		(17)		17
Employee share-based compensation expenses				4		4		4
Acquisition of treasury shares (note 21)	(6,501,588)				(27)	(27)		(27)
Non-controlling interests on acquisition of subsidiary							*
BALANCE AT DECEMBER 31, 2018	162,628,397	1	294	150	(70)	375	*	375

*     Representing an amount of less than 1 million.
**   Net of treasury shares.
*** Net of issuance costs.

The accompanying notes are an integral part of the financial statements.

(Continued)–- 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31
		2016	2017	2018	2018
	Note	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)		975	1,002	627	168
Income tax paid		(30)	(29)	(2)	(1)
Net cash provided by operating activities		945	973	625	167

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment		(127)	(223)	(343)	(92)
Acquisition of intangible and other assets		(69)	(153)	(159)	(42)
Proceeds from (investment in) short-term deposits, net		(452)	302	150	40
Interest received	24	2	2	1	*
Consideration received from sales of property and equipment	23	7	*	3	1
Payment for acquisition of subsidiary, net of cash acquired				(3)	(1)
Net cash used in investing activities		(639)	(72)	(351)	(94)

CASH FLOWS FROM FINANCING ACTIVITIES:
Share issuance	21		190
Acquisition of treasury shares	21			(100)	(27)
Proceeds from issuance of notes payable, net of
issuance costs	6,15		650	150	40
Interest paid		(108)	(165)	(69)	(18)
Non-current borrowings received	6,15	250	350
Repayment of non-current borrowings	15	(15)	(1,332)	(382)	(102)
Repayment of notes payable	15	(643)	(443)	(324)	(86)
Net cash used in financing activities		(516)	(750)	(725)	(193)

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS		(210)	151	(451)	(120)

CASH AND CASH EQUIVALENTS AT BEGINNING
OF YEAR		926	716	867	231

CASH AND CASH EQUIVALENTS AT END OF
YEAR		716	867	416	111

*   Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

(Concluded) - 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplementary information

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31,
		2016	2017	2018	2018
	Note	In millions

Cash generated from operations:
Profit for the year		52	114	56	15

Adjustments for:
Depreciation and amortization	10, 11	565	540	545	145
Amortization of deferred expenses - Right of use	12	30	40	47	13
Employee share based compensation expenses	21	45	20	15	4
Liability for employee rights upon retirement, net	16	(3)	(1)	1	*
Finance costs, net	24	1	(2)	(7)	(2)
Interest paid	24	108	165	69	18
Interest received	24	(2)	(2)	(1)	*
Deferred income taxes	25	10	(13)	16	4
Income tax paid	25	30	29	2	1
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	7	226	283	124	33
Other		(9)	6	16	4
Increase (decrease) in accounts payable and accruals:
Trade		(38)	69	(69)	(18)
Other payables		*	(3)	(18)	(5)
Provisions	14	*	(2)	(11)	(3)
Deferred income with respect to settlement
agreement with Orange	18	(217)	(108)
Deferred revenues from HOT mobile	9	227	(31)	(31)	(8)
Other deferred revenues		10	3	*	*
Increase in deferred expenses - Right of use	12	(80)	(113)	(107)	(28)
Current income tax	25	(4)	5	(15)	(4)
Decrease in inventories	8	24	3	(5)	(1)
Cash generated from operations:		975	1,002	627	168

*   Representing an amount of less than 1 million.

Supplementary information

At December 31, 2016, 2017 and 2018, trade and other payables include NIS 134 million, NIS 165 million and NIS 157 million (US$ 42 million), respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.
These balances are recognized in the cash flow statements upon payment. Cost of inventory used as fixed assets during 2017 and 2018 were NIS 30 million and NIS 8 million (US$ 2 million), respectively.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -     GENERAL

a.    Reporting entity

Partner Communications Company Ltd. ("the Company", "Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services) under the Partner brand, and cellular services also under the 012 Mobile brand. The Company is incorporated and domiciled in Israel and its principal executive office’s address is 8 Amal Street, Afeq Industrial Park, Rosh-Ha'ayin 48103, Israel.

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

On January 29, 2013, S.B. Israel Telecom Ltd., an affiliate of Saban Capital Group Inc., became the Company's principal shareholder.

These consolidated financial statements of the Company as of December 31, 2018, are comprised of the Company and its subsidiaries and consolidated partnerships (the "Group"). See the list of subsidiaries and consolidated partnerships and principles of consolidation in note 2(c)(1). See also 2(c)(2) with respect to investment in PHI.

b.    Operating segments

The operating segments were determined based on the reports reviewed by the Chief Executive Officer (CEO) who is responsible for allocating resources and assessing performance of the operating segments, and therefore is the Chief Operating Decision Maker ("CODM"), and supported by budget and business plans structure, different regulations and licenses (see (c) below). The CEO considers the business from two operating segments, as follows (see also note 5):

(1)          Cellular segment:

The cellular segment includes basic cellular telephony services, text messaging, internet browsing and data transfer, content services, roaming services, and services provided to other operators that use the Company's cellular network. The two payment methods offered to our customers are pre-paid and post-paid. Pre-paid services are offered to customers that purchase credit in advance of service use. Post-paid services are offered to customers with bank and credit arrangements. Most of the cellular tariff plans are bundles which include unlimited volumes of calls time and text messaging (with fair use limits), as well as limited data packages. Cellular content and value-added services offered include multimedia messaging, cyber protection, cloud backup, ringtones, the Apple Music streaming service, and a range of advanced business services.
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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -     GENERAL (continued)

b.    Operating segments (continued)

(2)          Fixed-line segment

The fixed-line segment includes: (a) Internet services that provide access to the internet through both fiber optics and wholesale broadband access, ISP services and internet Value Added Services (“VAS”) such as cyber protection, anti-virus and anti-spam filtering; and fixed-line voice communication services provided through Voice Over Broadband (“VOB”); (b) For business customers, SIP voice trunks, Network Termination Point Services ("NTP") – under which the Group supplies, installs, operates and maintains endpoint network equipment and solutions, including providing and installing equipment and cabling within a subscriber's place of business or premises, hosting services, transmission services, Primary Rate Interface (“PRI”) and other fixed-line communications solution services; (c) International Long Distance services (“ILD”): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services; (d) Television services over the Internet ("TV").

The cellular segment and the fixed-line segment also include sales and leasing of telecommunications, audio visual and related devices: mainly cellular handsets, tablets (handheld computers), laptops, landline phones, modems, datacards, domestic routers, servers and related equipment, integration project hardware and a variety of digital audio visual devices including smart watches, car dashboard cameras, televisions, digital cameras, games consoles, audio accessories and related devices.

Each segment is divided into services and equipment revenues, and the related cost of revenues. The operating segments include the following measures: revenues, cost of revenues, operating profit and segment Adjusted EBITDA (see note 5(2)). The CODM does not examine assets or liabilities for the segments separately for the purposes of allocating resources and assessing performance of the operating segments and they are not therefore presented in note 5 segment information.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -     GENERAL (continued)

c.       Group licenses

The Group operates under the following licenses that were received from the Israeli Ministry of Communications ("MOC") and from the Israeli Civil Administration ("CA"):

	Type of services	Area of service	License owner	Granted by	Valid through	Guarantees made (NIS millions)
(1)	Cellular	Israel	Partner Communications Company Ltd.	MOC	Feb, 2022	80
(2)	Cellular	West Bank	Partner Communications Company Ltd.	CA	Feb, 2022	4
(3)	ISP	Israel	Partner Communications Company Ltd.	MOC	Mar, 2023
(4)	ISP	West Bank	Partner Communications Company Ltd.	CA	Mar, 2023
(5)	ISP	Israel	012 Smile Telecom Ltd.	MOC	Cancelled*
(6)	ISP	West Bank	012 Smile Telecom Ltd.	CA	Cancelled*
(7)	ILD	Israel	012 Smile Telecom Ltd.	MOC	Cancelled*	5
(8)	ILD	West Bank	012 Smile Telecom Ltd.	CA	Cancelled*	0.25
(9)	Fixed	Israel	012 Telecom Ltd.	MOC	Cancelled*	5
(10)	Fixed	West Bank	012 Telecom Ltd.	CA	Cancelled*	0.25
(11)	Fixed (incl. ISP, ILD, NTP)	Israel	Partner Land-line Communication Solutions - Limited Partnership	MOC	Jan, 2027	5
(12)	Fixed (incl. ISP, ILD, NTP)	West Bank	Partner Land-line Communication Solutions - Limited Partnership	CA	Jan, 2027	0.25
(13)	NTP	Israel	012 Smile Telecom Ltd.	MOC	Cancelled*

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

(*) Cancelled in 2019 per requests filed by the Group.

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

(3)   Convenience translation into U.S. Dollars (USD or $ or dollar)
The NIS figures at December 31, 2018 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2018 (USD 1 = NIS 3.748). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

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

Non-controlling interests in the results and equity of a subsidiary are shown separately in the consolidated statements of profit or loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

List of wholly owned Subsidiaries and partnerships:

▪	012 Smile Telecom Ltd.
▪	012 Telecom Ltd.
▪	Partner Land-Line Communication Solutions - Limited Partnership
▪	Partner Future Communications 2000 Ltd. ("PFC")
▪	Partner Communication Products 2016 - Limited Partnership
▪	Partner Business Communications Solution - Limited Partnership – not active

Other subsidiaries 51% owned:

▪	Iconz Holdings Ltd.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (continued)

c.       Interests in other entities (continued)

(2)   Investment in PHI

In November 2013, the Company and Hot Mobile Ltd. entered into a network sharing agreement ("NSA") and a right of use agreement. Pursuant to the NSA, the parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership ("PHI"), which operates and develops a radio access network shared by both parties, starting with a pooling of both parties' radio access network infrastructures creating a single shared pooled radio access network. PHI began its operations in July 2015, managing the networks.

As of December 31, 2018 the Company does not control PHI nor does it have joint control over it. The investment in PHI is accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and adjusted thereafter to recognize the investor’s share of the post-establishment profits or losses of the investee in profit or loss, and the group’s share of movements in other comprehensive income of the investee in other comprehensive income. See also note 9 with respect to a subsequent event of change in the governance of PHI that caused the Company to account for PHI as a joint operation from January 1, 2019.

Unrealized gains on transactions between the Group and the associate are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

See also note 9 for information about transactions and balances with respect to the investment in PHI – as a related party.

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

Changes in the obligation to dismantle and remove assets on sites and to restore the sites, on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any balance is recognized immediately in profit or loss. See (m)(2).

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

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

years
Communications network:
Physical layer and infrastructure	10 - 25 (mainly 15, 10)
Other Communication network	3 - 15 (mainly 5, 10, 15)
Computers, software and hardware for information systems	3-10 (mainly 3-5)
Office furniture and equipment	7-15
Optic fibers and related assets	7-25 (mainly 25)
Subscribers equipment and installations	2 - 4
Property	25

Leasehold improvements are depreciated by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful life (between 5 to 10 years) of the improvements, whichever is shorter.

f.	Licenses and other intangible assets

(1)	Licenses costs and amortization (see also note 1(c)):

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

The licenses are amortized by the straight-line method over their useful lives (see note 1(c)) excluding any ungranted possible future extensions that are not under the Group's control. The amortization expenses are included in the cost of revenues.

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

Trade name was acquired in a business combination. In 2015, the Group decided to cease the usage of the "012 Smile" trade name in 2017. As a result the Group revised its expected useful life to end in 2017 as a change in accounting estimate. As a result the amortization expenses of the 012 Smile trade name increased by NIS 1 million, NIS 16 million, and NIS 6 million in 2015, 2016, 2017 respectively, see also notes 4(a)(2), and 13(2). As of December 31, 2017 the trade name was fully amortized.

(5)	Capitalization of costs to obtaining customers contracts:

Commencing January 1, 2017 (see note 2(n)) costs of obtaining contracts with customers are recognized as assets when the costs are incremental to obtaining the contracts, and it is probable that the Group will recover these costs. The assets are amortized to selling and marketing expenses in accordance with the expected service period (mainly over 2-3 years), using the portfolio approach, see also notes 4(a)(1) and 11. Other costs incurred that would arise regardless of whether a contract with a customer was obtained are recognized as an expense when incurred.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Right Of Use (ROU)

Right of use (ROU) of international fiber optic cables was acquired in a business combination, subsequent additions and right of use in PHI's assets are recognized at cost. The ROU with respect of fiber optic cables is presented as deferred expenses (current and non-current) and is amortized to cost of revenues on a straight line basis over a period beginning each acquisition of additional ROU in this framework and until 2030 (including expected contractual extension periods). See also notes 12 and 17(4). Other costs of right to use PHI's assets are presented as deferred expenses and amortized on a straight line basis over the assets' useful lives.

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

i.	Impairment tests of non-financial assets with finite useful economic lives

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

An impairment loss recognized for an asset (or CGU) other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset's (or CGU's) recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset (or CGU) shall be increased to its recoverable amount. The increased carrying amount of an asset (or CGU) other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in the statement of income.

j.	Financial instruments

From January 1, 2018 the Group applies IFRS 9 and classifies its financial instruments (only debt instruments) in the following categories: (1) amortized cost (AC), (2) at fair value through profit or loss (FVTPL: only embedded derivatives), (3) at fair value through other comprehensive income (FVTOCI, not exist), see note 3(1). The classification depends on the business model for managing the financial instruments and the contractual terms of the cash flows. See note 6(c) as to classification of financial instruments to the categories.

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition of the financial asset. Financial assets are classified as current if they are expected to mature within 12 months after the end of the reporting period; otherwise they are classified as non-current.

Financial liabilities are included in current liabilities, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current liabilities. See also note 15.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (continued)

j.       Financial instruments (continued)

(1)      FVTPL category:

Gains or losses arising from changes in the fair value of embedded derivative financial instruments are presented in the income statement within "finance costs, net" in the period in which they arise. These financial instruments are classified into 2 levels based on their valuation method (see also notes 6(c), 6(a)(2)(c)):

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly (as prices) or indirectly (derived from prices).

   (2)      Amortized cost category:

The group classifies its financial assets, such as trade receivables, at amortized cost only if both of the following criteria are met: (1) the asset is held within a business model whose objective is to collect the contractual cash flows, and (2) the contractual terms give rise to cash flows that are solely payments of principal and interest. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from trade receivables is included in the income statement under other income, net (see note 23) using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in finance income/expense together with foreign exchange gains and losses. Impairment expenses (credit losses) are presented as separate line item in the statement of profit or loss.

Cash and cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (continued)

j.       Financial instruments (continued)

Financial assets at amortized cost are presented net of impairment losses:

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired based on the expected credit loss model. The assets that are subject to the expected credit loss model are mainly the trade receivables. While cash and cash equivalents, short-term deposits and contract assets are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

From January 1, 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.  For trade receivables and contract assets the Group applies IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance.

To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and period of payments and period past due. The expected loss rates are based on the payment profiles of sales, and the corresponding historical credit losses experienced. The historical loss rates are adjusted to reflect current and forward-looking information on factors affecting the ability of the customers to settle the receivables.

Financial liabilities, such as borrowings and notes payable, are initially recognized at fair value, net of transaction costs incurred, and subsequently measured at amortized cost. Any difference between the fair value (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Offsetting:

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

Financial instruments for periods before January 1, 2018, were measured according to IAS 39 Financial instruments: Recognition and measurement. Under which non-derivative financial assets with fixed or determinable payments that were not quoted in an active market were categorized as Loans and Receivables, which were measured similar to the Amortized Cost category, less impairment losses. During 2016 and 2017 assessments were made whether objective evidence existed that a financial asset or a group of financial assets were impaired, and the trade receivables were presented net of allowance for doubtful accounts.

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

The Group operates an equity-settled share-based compensation plan to its employees, under which the Group receives services from employees as consideration for equity instruments of the Group. The fair value of the employee services received in exchange for the grant of the equity instruments is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted, at the grant date. Non-market vesting conditions are included among the assumptions used to estimate the number of options expected to vest. The total expense is recognized during the vesting period, which is the period over which all of the specified vesting conditions of the share-based payment are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of equity instruments that are expected to vest based on the vesting conditions, and recognizes the impact of the revision of original estimates, if any, in the statement of income, with corresponding adjustment to accumulated earnings.

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

(4)	Group's share in provisions recognized by PHI is recognized to the extent probable that the Group will be required to cover, see also notes 9, 14.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Revenues

In the third quarter of 2017 the Group has early adopted with a date of initial application of January 1, 2017 (the transition date) IFRS 15, Revenue from Contracts with Customers, and its clarifications ("IFRS 15", "The Standard") using the cumulative effect approach, which effect was immaterial as of the transition date.

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

(1) Identifying the contract with the customer

Two or more contracts entered into at or near the same time with the same customer (or related parties of the customer) are accounted for as a single contract if one or more of the following criteria are met:

a. The contracts are negotiated as a package with a single commercial objective;
b. The amount of consideration to be paid in one contract depends on the price or performance of the other contract;
c. The goods or services promised in the contracts (or some goods or services promised in each of the contracts) are a single performance obligation.

(2) Identifying performance obligations

The Group assesses the goods or services promised in the contract with the customer and identifies as performance obligation any promise to transfer to the customer one of the following:

(a)	Goods or services (or a bundle of goods or services) that are distinct; or
(b)	A series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.

Goods or services are identified as being distinct when the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer and the Group’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.  An option that grants the customer the right to purchase additional goods or services constitutes a separate performance obligation in the contract only if the options grant the customer a material right it would not have received without the original contract.
The performance obligations are mainly services, equipment and options to purchase additional goods or services that provide a material right to the customer.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (continued)

n.      Revenues (continued)

(3) Determining the transaction price

The transaction price is also adjusted for the effects of the time value of money if the contract includes a significant financing component (such as sales of equipment with non-current credit arrangements, mainly in 36 monthly installments) and for any consideration payable to the customer.
The Group applies a practical expedient in the standard and does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the Group expects the period between customer payment and the transfer of goods or services to be one year or less. The financing component is recognized in other income-net over the period which is calculated according to the effective interest method. See also note 23 – unwinding of trade receivables and note 7(a).

(4) Allocating the transaction price to separate performance obligations

In a transaction that constitutes a revenue arrangement with multiple performance obligations, the transaction price is allocated to separate performance obligations based of their relative stand-alone selling prices, see also note 4(b)(2).

(5) Satisfaction of performance obligations

The Group recognizes revenue when it satisfies performance obligations by transferring control over the goods or services to the customers.
Revenues from services and from providing rights to use the Group's assets, (see note 1(b)) (either month-by-month or long term arrangements) are recognized over time, as the services are rendered to the customers, since the customer receives and uses the benefits simultaneously , and provided that all other revenue recognition criteria are met.
Revenue from sale of equipment (see note 1(b)) is recognized at a point of time when the control over the equipment is transferred to the customer (mainly upon delivery) and all other revenue recognition criteria are met.

(6) Principal – Agent consideration

The Group determines whether it is acting as a principal or as an agent for each performance obligation. The Group is acting as a principal if it controls a promised good or service before they are transferred to a customer. Indicators for acting as a principal include: (1) the Group is primarily responsible for fulfilling the promise to provide the specified good or service, (2) the Group has inventory risk in the specified good or service and (3) the Group has discretion in establishing the price for the specified good or service. On the other hand, the Group is acting as an agent or an intermediary, if these criteria are not met. When the Group is acting as an agent, revenue is recognized in the amount of any fee or commission to which the Group expects to be entitled in exchange for arranging for the other party to provide its goods or services. A Group’s fee or commission might be the net amount of consideration that the Group retains after paying the other party the consideration received in exchange for the goods or services to be provided by that party. The Group determined that it is acting as an agent in respect of certain content services provided by third parties to customers; therefore the revenues recognized from these services are presented on a net basis in the statement of income.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (continued)

n.      Revenues (continued)

(7) Recognition of receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Trade receivables are recognized when the control over the goods or services is transferred to the customer, and at the amount that is unconditional because only the passage of time is required before the payment is due. The Group holds the trade receivables with the objective to collect the contractual cash flows, and the contractual terms give rise to cash flows that are solely payments of principal and interest. Therefore they are subsequently measured at amortized cost using the effective interest method. See also note 7 and also note 6(a)(3) regarding trade receivables credit risk.

(8) Recognition of contract assets and contract liabilities

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
Contract assets and contract liabilities arising from the same contract are offset and presented as a single asset or liability.

(9) Transition to the new revenue recognition model and practical expedients applied:

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

n.       Revenues (continued)

(10) Other practical expedients implemented:

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

(11) Capitalization of contract costs

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

(12) Use of judgments and estimates

Implementation of the accounting policy described above requires management to exercise discretion in estimates and judgments, see notes 4(a)(1) and 4(b)(2).

See additional information with respect to revenues in note 22(a).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (continued)

n.      Revenues (continued)

(13) Quantitative information with respect to transition to IFRS15

The tables below summarize the effects of IFRS 15 on the consolidated statement of financial position as at December 31, 2017 and on the consolidated statements of income and cash flows for the year then ended.

Effect of change on consolidated statement of financial position:

	New Israeli Shekels in millions
	As of December 31, 2017
	Previous accounting policy	Effect of change	According to IFRS15 as reported
Current assets - other receivables and prepaid expenses - Contract assets	-	2	2
Non-current assets - Costs to obtain contracts recognized in intangible assets, net – non-current assets	-	71	71
Deferred income tax asset	71	(16)	55
Current liabilities - other deferred revenues – Contract liabilities	36	4	40
Non-current liabilities – other non-current liabilities – Contract liabilities	6	-	6
Deferred revenues from Hot Mobile – Contract liabilities (current and non-current)	195	-	195
Equity	1,381	53	1,434

Effect of change on consolidated statement of income:

	New Israeli Shekels In millions (except per share data)
	Year ended December 31, 2017
	Previous accounting policy	Effect of change	According to IFRS15 as reported
Revenues	3,270	(2)	3,268
Selling and marketing expenses	340	(71)	269
Operating profit	246	69	315
Profit before income tax	66	69	135
Income tax expenses	5	16	21
Profit for the year	61	53	114

Depreciation and amortization expense	567	13	580
Basic earnings per share	0.38	0.32	0.70
Diluted earnings per share	0.37	0.32	0.69

Effect of change on consolidated statement cash flows:

	New Israeli Shekels in millions
	Year ended December 31, 2017
	Previous accounting policy	Effect of change	According to IFRS15 as reported
Net cash provided by operating activities	897	76	973
Net cash provided by (used in) investing activities	4	(76)	(72)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (continued)

o.	Leases

The Group's leases primarily are operating leases. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from lessor) are charged to income statements on a straight-line basis over the lease term, including extending options which are reasonably certain.

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

Company's shares acquired by the Company (treasury shares) are presented as a reduction of equity, at the consideration paid, including any incremental attributable costs, net of tax. Treasury shares do not have a right to receive dividends or to vote. See also note 21(a).

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 –    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

(1) The following relevant new standards, amendments to standards or interpretations have been issued, and were effective for the first time for financial periods beginning on or after January 1, 2018.

 IFRS 9, Financial Instruments, addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. IFRS 9 retains but simplifies the measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss (see note 6(c)). It introduces a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The Group applied the new rules retrospectively from January 1, 2018, with the practical expedients permitted under the standard. The Group has elected not to restate comparative information. As a result, the comparative information provided continues to be accounted for in accordance with the group’s previous accounting policy. The effect of IFRS 9 implementation was not material.

(2) The following relevant new standards, amendments to standards or interpretations have been issued, but are not effective for the financial periods beginning January 1, 2018, and have not been early adopted:

(a) IFRS 16, Leases. It will result in almost all leases, where the Group is the lessee, being recognized on the balance sheet, as the distinction between operating and finance leases is removed for lessees. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay lease payments are recognized on the statement of financial position. The only exceptions for lessees are short-term (not applied) and low-value leases (applied) which will be recognized on a straight-line basis as expense in profit or loss. The statement of profit or loss will also be affected because operating expense will be replaced with interest and depreciation. Operating cash flows will be higher as cash payments of the lease liability will be classified within financing activities. The accounting for lessors will not significantly change.
The lease liability will subsequently be measured according to the effective interest method, with interest costs recognized in the statement of income as incurred. Lease payments will be presented in the statement of cash flows under the cash used in financing activities. The right of use asset will subsequently be amortized according to the straight line method over the contract term using the portfolio approach. The main lease contracts expected to affect the financial statements are operating leases where the Group leases offices, retail stores and service centers, cell sites, and vehicles, see note 19.

Assets and liabilities from a lease will initially be measured on a present value basis. Lease liabilities will include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable
•	variable lease payment that are based on an index or a rate
•	amounts expected to be payable by the lessee under residual value guarantees
•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

Right-of-use assets will be measured at cost comprising the following:

•	the amount of the initial measurement of lease liability
•	any lease payments made at or before the commencement date less any lease incentives received
•	any initial direct costs (except for initial application), and
•	restoration costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 –    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

(2) The following relevant new standards, amendments to standards or interpretations have been issued, but are not effective for the financial periods beginning January 1, 2018, and have not been early adopted (continued):

(a) IFRS 16, Leases (continued):

        The Group also plans to apply the following practical expedients:

•
practical expedient by class of underlying asset not to separate non-lease components (services) from lease components and, instead, account for each lease component and any associated non lease components as a single lease component.

•
using a portfolio of leases with similar characteristics if the entity reasonably expects that the effects on the financial statements of applying this Standard to the portfolio would not differ materially from applying this Standard to the individual leases within that portfolio. And using a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment).

The Group will apply the standard from its mandatory adoption date January 1, 2019. The Group intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. Right-of-use assets for certain property leases will be measured on transition as if the new rules had always been applied. All other right-of-use assets will be measured at the amount equal to the lease liability on adoption (adjusted for any prepaid or accrued lease expenses, dismantling and restoring obligations).

•	On transition the Group plans to use the following practical expedients:
•
the lease liability will be measured for leases previously classified as an operating leases under IAS 17  at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at the date of initial application;

•
will rely on its assessment of whether leases are onerous applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application as an alternative to performing an impairment review;

•
not reassess whether a contract is, or contains, a lease at the date of initial application, and therefore IFRS 16 will not be applied to contracts that were not previously identified as containing a lease.

•	Initial direct costs will be excluded from the measurement of the right-of-use asset at the date of initial application;
•	use hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 –    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

(2) The following relevant new standards, amendments to standards or interpretations have been issued, but are not effective for the financial periods beginning January 1, 2018, and have not been early adopted (continued):

(a) IFRS 16, Leases (continued):

As described in note 9 in January 2019 the governance of PHI was changed and PHI will be accounted for as a joint operation by the Company. Therefore the below estimates of the expected effect of the standard are presented including the Company's share in relation to its interests in the assets, liabilities and expenses of PHI. IFRS 16 will affect primarily the accounting for the Group’s operating leases (see note 19).  The below estimates of impacts from the implementation of IFRS 16 are based on contract terms and discount rates that existed as of December 31, 2018, and under the assumption that they will not change during 2019. Upon the implementation of IFRS 16 on January 1, 2019 the Group expects to recognize right-of-use assets of approximately NIS 660 million, lease liabilities of approximately NIS 690, a charge to accumulated earnings of approximately NIS 20 million, and a deferred tax asset in an immaterial amount. In the consolidated statement of income for 2019 lease expenses are expected to decrease by approximately NIS 150 million, amortization expenses and interest expenses are expected to increase by approximately NIS 160 million, and profit is expected to decrease by an immaterial amount. In the consolidated statement of cash flows for 2019 cash from operating activities is expected to increase by approximately NIS 140 million and cash from financing activities is expected to decrease by approximately NIS 140 million.

(b) Annual Improvements to IFRS Standards 2015-2017 Cycle amended IFRS 11 Joint arrangements and clarified that the party obtaining joint control of a business that is a joint operation should not remeasure its previously held interest in the joint operation. The amendment is effective from January 1, 2019.

(c) Interpretation 23 Uncertainty over Income Tax Treatments, The interpretation explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. The amendment is effective from January 1, 2019. Its effect on the financial statements is not expected to be material.

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

a.      Critical accounting estimates and assumptions

(1)	Assessing the useful lives of non-financial assets:

The useful economic lives of the Group's non-financial assets are an estimate determined by management. The Group defines useful economic life of its assets in terms of the assets' expected utility to the Group. This estimation is based on assumptions of future changes in technology or changes in the Group's intended use of these assets, and experience of the Group with similar assets, and legal or contract periods where relevant. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at least annually. See also note 2(e) and note 2(f).

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

No indicators for an impairment or reversal of impairment of assets with finite useful lives were identified in 2018.

Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts in future periods. See also note 2(i).

Continued increases in the level of competition for cellular and fixed-line services may bring further downward pressure on prices which may require us to perform further impairment tests of our assets. Such impairment tests may lead to recording additional significant impairment charges, which could have a material negative impact on our operating and profit.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

a.      Critical accounting estimates and assumptions (continued)

(3)     Assessing the recoverable amount of goodwill for impairment tests:

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. The recoverable amount of the fixed line segment to which goodwill has been allocated to have been determined based on value-in-use calculations. For the purpose of the goodwill impairment tests as of December 31, 2016, 2017 and 2018 the recoverable amount was assessed by management with the assistance of external independent experts (BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rate represents the long-term average growth rate of the fixed-line communications services business.

The key assumptions used in the December 31, 2018 test were as follows:

Terminal growth rate	1.0%
After-tax discount rate	9.5%
Pre-tax discount rate	11.5%

The impairment test as of December 31, 2018 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 13(1) and note 2(h). No impairment charges were recognized with respect to goodwill in 2016, 2017 and 2018.

Sensitivity Analysis:

The headroom of the fixed line segment recoverable amount over the carrying amount as of December 31, 2016, 2017 and 2018 was approximately 23%, 23% and 21% respectively. Sensitivity analysis was performed for the recoverable amount as of December 31, 2018 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 9.5% (8.6% to 10.5%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable 1.0% (0% to 2%), assuming all other variables constant. Results showed that no impairment charge is required for both analyses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –    CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

a.      Critical accounting estimates and assumptions (continued)

(4)	Assessing impairment of financial assets:

The allowance for credit losses for financial assets is based on assumptions about risk of default and expected loss rates. The Group uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period.  Individual receivables which are known to be uncollectable are written off by reducing the carrying amount directly. The other receivables are assessed collectively, grouped based on shared credit risk characteristics and the days past due.

From January 1, 2018, upon the implementation of IFRS 9 the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.  For trade receivables and contract assets with and without significant financing components, the Group applies IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and period past due.  The expected loss rates are based on the payment profiles of sales, and the corresponding historical credit losses experienced. The historical loss rates are adjusted to reflect current and forward-looking information on factors affecting the ability of the customers to settle the receivables. See notes 7, 6(a)(3), 2(j), 3(1).

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
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –    CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

b.      Critical judgments in applying the Group's accounting policies

(1)  Considering the likelihood of contingent losses and quantifying possible legal settlements:

Provisions are recorded when a loss is considered probable and can be reasonably estimated. Judgment is necessary in assessing the likelihood that a pending claim or litigation against the Group will succeed, or a liability will arise, quantifying the best estimate of final settlement. These judgments are made by management with the support of internal specialists, or with the support of outside consultants such as legal counsel. Because of the inherent uncertainties in this evaluation process, actual results may be different from these estimates. See notes 2(m), 14 and 20.

(2)   Considering contracts with customers with multiple performance obligations:

Some contracts with customers include several performance obligations, and consideration (including any discounts) is allocated to them based their relative stand-alone selling prices.

Management estimates the stand-alone selling price at contract inception based on observable prices of the type of goods and services in similar circumstances to similar customers. Where these are not directly observable (such as a service or equipment that are sold only in a bundle arrangement), they are estimated based on adjusted market approach or cost-plus expected margin. See also note 2(n).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 –    SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2018*
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	1,827	697		2,524
Inter-segment revenue - Services	16	155	(171)
Segment revenue - Equipment	643	92		735
Total revenues	2,486	944	(171)	3,259

Segment cost of revenues - Services	1,435	696		2,131
Inter-segment cost of revenues- Services	154	17	(171)
Segment cost of revenues - Equipment	509	60		569
Cost of revenues	2,098	773	(171)	2,700
Gross profit	388	171		559

Operating expenses (3)	343	128		471
Other income, net	23	5		28
Operating profit	68	48		116
Adjustments to presentation of segment
Adjusted EBITDA
–Depreciation and amortization	442	150
–Other (1)	14
Segment Adjusted EBITDA (2)	524	198

New Israeli Shekels
Year ended December 31, 2018*
In millions
Reconciliation of segments subtotal Adjusted EBITDA to profit for the year
Segments subtotal Adjusted EBITDA (2)	722
Depreciation and amortization	(592)
Finance costs, net	(53)
Income tax expenses	(7)
Other (1)	(14)
Profit for the year	56

* See Notes 2(n), 2(f)(5) regarding the adoption of IFRS15, Revenue from Contracts with Customers. In 2018, costs of obtaining contracts with customers were capitalized in the amounts of NIS 62 million and NIS 29 million for the cellular segment and the fixed-line segment, respectively. In 2018, amortization expenses of costs of obtaining contracts with customers for the cellular segment and the fixed-line segment were recorded in the amounts of NIS 36 million and NIS 13 million, respectively.

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

New Israeli Shekels
Year ended December 31, 2016
In millions
Reconciliation of segments subtotal Adjusted EBITDA to profit for the year
Segments subtotal Adjusted EBITDA (2)	834
Depreciation and amortization	(595)
Finance costs, net	(105)
Income tax expenses	(36)
Other (1)	(46)
Profit for the year	52

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

(3)	Operating expenses include selling and marketing expenses, general and administrative expenses and credit losses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –    FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.	Financial risk factors

The Group is exposed to a variety of financial risks: credit, liquidity and market risks as part of its normal course of business. The Group's risk management objective is to monitor risks and minimize the possible influence that results from this exposure, according to its evaluations and expectations of the parameters that affect the risks. The Group did not enter into interest rate hedging transactions, CPI hedging transactions nor free standing exchange rate forward transactions in 2016, 2017, 2018.

1.     Risk Management

Risk management is carried out by the financial division under policies and/or directions resolved and approved by the audit committee and the board of directors.

2.     Market risks

(a)  Description of market risks

Cash flow risk due to interest rate changes and CPI changes

The Group is exposed to fluctuations in the Israeli Consumer Price index (CPI). See also note 19.

Furthermore, the Group's notes payable bearing variable interest rate cause cash flow risks. Based on simulations performed, an increase (decrease) of 1% interest rates during 2018 in respect of the abovementioned financial instruments would have resulted in an annual increase (decrease) in interest expenses of NIS 4 million.

Foreign exchange risk

The Group's operating profit and cash flows are exposed to currency risk, mainly due to trade receivables and trade payables denominated in USD.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –    FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

2.     Market risks (continued)

    (a)  Description of market risks (continued)

     Data regarding the US Dollar and Euro exchange rate and the Israeli CPI:

	Exchange	Exchange
	rate of one	rate of one	Israeli
	Dollar	Euro	CPI*
At December 31:
2018	NIS 3.748	NIS 4.292	223.33 points
2017	NIS 3.467	NIS 4.153	221.57 points
2016	NIS 3.845	NIS 4.044	220.68 points
Increase (decrease) during the year:
2018	8.1%	3.3%	0.8%
2017	(9.8)%	2.7%	0.4%
2016	(1.5)%	(4.8)%	(0.2)%

* Index for each reporting period's last month, on the basis of 1993 average = 100 points.

Sensitivity analysis:

An increase (decrease) of 2% in the CPI as at December 31, 2016, 2017 would have decreased (increased) equity and profit by NIS 9 million and NIS 3 million, for the years ended December 31, 2016 and 2017 respectively, assuming all other variables remain constant. As at December 2018, the company has no material liabilities linked to the CPI.

An increase (decrease) of 5% in the USD exchange rate as at December 31, 2016, 2017 and 2018 would have decreased (increased) equity and profit by NIS 3 million, NIS 3 million and NIS 3 million, for the years ended December 31, 2016, 2017 and 2018 respectively, assuming that all other variables remain constant.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –    FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

  2.     Market risks (continued)

(b)  Analysis of linkage terms of financial instruments balances

	December 31, 2018
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS unlinked	Total
	New Israeli Shekels in millions
Current assets
Cash and cash equivalents	*	*	416	416
Trade receivables**	54	14	588	656
Other receivables			11	11

Non- current assets
Trade receivables			260	260
Total assets	54	14	1,275	1,343

Current liabilities
Current maturities of notes payable and
borrowings			161	161
Trade payables**	126	14	571	711
Payables in respect of employees			73	73
Other payables			1	1

Non- current liabilities
Notes payable			1,012	1,012
Borrowings from banks			191	191
Total liabilities	126	14	2,009	2,149

* Representing an amount of less than one million.

In or linked to foreign currencies
New Israeli Shekels in millions
**Accounts that were set-off under enforceable netting arrangements
Trade receivables gross amounts	141
Set-off	(73)
Trade receivables, net	68

Trade payables gross amounts	213
Set-off	(73)
Trade payables, net	140

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

      2.     Market risks (continued)

(c)  Details regarding the derivative financial instruments

The notional amounts of derivatives as of December 31, 2017 and 2018 are as follows, based on the amounts of currencies to be received, translated into NIS at the exchange rates prevailing at each of the reporting dates, respectively:

	New Israeli Shekels
	December 31
	2017	2018
	In millions
Embedded derivatives pay USD, receive NIS	3	1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –    FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.	Financial risk factors (continued)

3.    Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's trade receivables, from cash and cash equivalents and other receivables. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group conducts credit evaluations on receivables of certain types over a certain amount, and requires collaterals against them. The impairment requirements are based on an expected credit loss model that replaces the IAS 39 incurred loss model. Accordingly, the financial statements include appropriate allowances for expected credit losses. See also notes 2(j)(2) and 4(a)(4).

The face amount of financial assets represents the maximum credit exposure, see note 6(c).

The cash and cash equivalents are held in leading Israeli commercial banks, rated by Standard & Poor's Maalot at between ilAA+/Stable to ilAAA/stable.

The trade receivables are significantly widespread, and include individuals and businesses, and therefore have no representing credit rating.

See also note 7 as to the assessment by aging of the trade receivables and related allowance for credit losses.

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

Maturities of financial liabilities as of December 31, 2018:

	2019	2020	2021	2022 to 2023	2024	Total
	New Israeli Shekels in millions
Principal payments of long term indebtedness:
Notes payable series D	109	109	109			327
Notes payable series F		159	159	318	158	794
Borrowing P	29	29	30	30		118
Borrowing Q	23	23	23	45	11	125
Expected interest payments of
long term borrowings and notes
payables	28	23	17	16	2	86
Trade and other payables	785					785
Total	974	343	338	409	171	2,235
Add offering expenses and discounts and premiums						2
						2,237

See note 15 in respect of borrowings and notes payable.

b.	Capital risk management

Credit rating: According to Standard & Poor's Maalot ("S&P Maalot") credit rating, of August 13, 2018, the Company's ilA+/Stable credit rating was unchanged.
See note 15(5) regarding financial covenants.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –    FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

c.	Fair values of financial instruments

As detailed in note 2(j) the financial instruments are categorized as following:

Fair Value through Profit or Loss (FVTPL); Amortized Cost (AC). See also note 15 in respect of borrowings and notes payable and note 7 with respect to trade receivables.

The financial instruments that are categorized FVTPL are mandatorily measured at FVTPL are derivative financial instruments. Their fair values are calculated by discounting estimated future cash flows based on the terms and maturity of each contract and using forward rates for a similar instrument at the measurement date. All significant inputs in this technique are observable market data and rely as little as possible on entity specific estimates – this method matches the "Level 2" fair value measurement level hierarchy, see also note 6(a)(2)(c).

There were no transfers between fair value levels during the year.

Carrying amounts and fair values of financial assets and liabilities, and their categories:

		December 31, 2017			December 31, 2018
	Category	Carrying amount	Fair value	Interest rate used (***)	Carrying amount	Fair value	Interest rate used (***)
		New Israeli Shekels in millions
Assets
Cash and cash equivalents	AC	867	867		416	416
Short term deposits	AC	150	150
Trade receivables	AC	1,040	1,040	4.47%	916	916	4.52%
Other receivables (**)	AC	9	9		11	11
Liabilities
Notes payable series C	AC	213	219	Market quote
Notes payable series D	AC	435	443	Market quote	327	332	Market quote
Notes payable series F	AC	650	659	Market quote	794	786	Market quote
Trade and other payables (**)	AC	865	865		785	785
Borrowing K	AC	75	75	3.71%
Borrowing L	AC	200	200	4.25%
Borrowing O	AC	100	110	4.34%
Borrowing P	AC	125	125	2.38%	118	120	1.54%
Borrowing Q	AC	125	125	2.5%	125	127	2.05%
Interest payable (**)	AC	21	21		*	*
Derivative financial instruments	FVTPL
	Level 2	*	*		*	*

(*)	Representing an amount of less than NIS 1 million.
(**)	The fair value of these financial instruments equals their carrying amounts, as the impact of discounting is not significant.
(***)
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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 –    TRADE RECEIVABLES

(a)	Composition:

	New Israeli Shekels
	December 31
	2017	2018
	In millions
Trade (current and non-current)	1,260	1,130
Deferred interest income (note 2(n))	(27)	(26)
Allowance for credit loss	(193)	(188)
	1,040	916
Current	808	656
Non – current	232	260

Non-current trade receivables bear no interest. These balances are in respect of equipment sold in installments (13-36 monthly payments (mainly 36)). The amount is computed on the basis of the interest rate relevant at the date of the transaction (2017: 4.47% - 4.72%) (2018: 4.22% - 4.53%).

See also notes 2(j), 4(a)(4).

(b)	Impairment of financial assets:

The changes in the allowance for credit losses for the years ended December 31, 2016, 2017 and 2018 are as follows:

	New Israeli Shekels
	Year ended
	2016	2017	2018
	In millions
Balance at beginning of year	169	190	193
Receivables written-off during the year as uncollectible	(61)	(49)	(35)
Charge or expense during the year*	82	52	30
Balance at end of year	190	193	188

(*) Equivalent to net impairment losses on financial and contract assets, as presented in the statement of income as Credit losses.

See notes 6(a)(3),  regarding trade receivables credit risk.
Allowance for credit losses resulting from services provided under operating lease are not separately disclosed due to immateriality.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 –    TRADE RECEIVABLES (continued)

(b)   Allowance for credit losses (continued)

The aging of gross trade receivables and their respective allowance for credit losses as of January 1, 2018 and December 31, 2018 is as follows:

	New Israeli Shekels			New Israeli Shekels
	January 1, 2018			December 31, 2018
	In millions			In millions
	Average expected loss rate	Gross	Allowance	Average expected loss rate	Gross	Allowance
Not passed due	1%	977	13	2%	900	19
Less than one year	50%	112	56	56%	94	53
More than one year	73%	171	124	85%	136	116
		1,260	193		1,130	188

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 –    INVENTORY

	New Israeli Shekels
	December 31
	2017	2018
	In millions
Handsets and devices	60	60
Accessories and other	8	6
Spare parts	19	23
ISP modems, routers, servers and related equipment	6	9
	93	98

Write-offs recorded	5	4
Cost of inventory recognized as expenses and included in cost of revenues for the year ended	558	586
Cost of inventory used as fixed assets	30	8

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –  INVESTMENT IN PHI

Network sharing agreement and right of use

On November 8, 2013 the Company and Hot Mobile Ltd. ("Hot Mobile") (together: "the Parties") entered into a 15-year network sharing agreement (“NSA”), which was approved by the Antitrust Commissioner , subject to certain conditions, and by the Ministry of Communications. Pursuant to the NSA, the Parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership (hereinafter "PHI"), which operates and develops a radio access network shared by the Parties, starting with a pooling of the Parties radio access network infrastructures creating a single shared pooled radio access network (the "Shared Network"). The Parties also established a 50-50 company limited by shares under the name Net 4 P.H.I Ltd., to be the general partner of the limited partnership.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –  INVESTMENT IN PHI (continued)

The associates of the Group as of December 31, 2018, of which the Group holds 50% of ownership interests are: P.H.I. Networks (2015) Limited Partnership ("PHI"), and Net 4 P.H.I Ltd. (see also note 2(c)(2)). Both are incorporated and operate in Israel. As of December 31, 2018 the board of directors of Net 4 P.H.I Ltd. consists of 3 directors nominated by the Company, 3 directors nominated by Hot Mobile and one independent director who acts as a chairman. Net 4 P.H.I Ltd controls PHI. This governance provides that the Company does not control PHI nor does it have joint control over it, and the Company accounts for its investment in PHI according to the equity method. Set out below is summarized financial information for the associates.

	As at December 31
	2017	2018
PHI's accounts 100%:	NIS in millions	NIS in millions
Current assets	119	137
Non-current assets	218	312
Current liabilities	117	135
Non-current liabilities	218	312
Net assets	2	2

Supplemental information relating to associates:
Commitments for operating leases and operating
expenses	443	781
Commitments to purchase fixed assets	2	6
Guarantees made to third parties	1	1

	Year ended December 31
	2017	2018
PHI's accounts 100%:	NIS in millions	NIS in millions

Summarized statement of income
Revenue	477	495
Pre-tax Profit	-	-
After-tax profit	-	-
Total comprehensive income	-	-

Reconciliation to carrying amount:
Opening net assets of PHI	2	2
Profit for the period	-	-
Closing net assets of PHI	2	2

Carrying amount in PHI's net assets: Group's share (50%)	1	1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –    INVESTMENT IN PHI (continued)

Balances and transactions with PHI – related party:

	New Israeli Shekels
	Year ended December 31
	2017	2018
	In millions
Cost of revenues	45	70

	New Israeli Shekels
	December 31,
	2017	2018
	In millions
Deferred expenses - Right of use	95	131
Current assets (liabilities)	(43)	(51)
Non-current investment in PHI	1	1
Other non-current assets (liabilities)	(7)	(14)

The Company provided a guarantee to PHI's debt in an amount of NIS 50 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –    INVESTMENT IN PHI (continued)

  Subsequent event: change in PHI's governance

At the beginning of January 2019 an amendment to the NSA agreement between the Company and Hot Mobile was signed and communicated to the MoC and Anti-trust regulator which, among other things, cancelled the position of the independent director mentioned above who acted as a chairman, and no consideration was transferred between the Parties in relation to this matter. The amendment did not change ownership shares, nor the CAPEX-OPEX mechanism described above. As a result of the amendment the control over PHI thereafter is borne 50-50 by the Company and Hot Mobile, each nominates an equal number of directors (3 directors). Since, thereafter, decisions about the Relevant Activities of PHI require the unanimous consent of the Parties, PHI is considered a joint arrangement controlled by the Company and Hot Mobile (joint control).

The activities of the joint arrangement are primarily designed for the provision of output to the Parties. The joint arrangement terms give the Parties rights to the assets, and obligations for the liabilities and expenses of PHI. Furthermore the Parties have rights to substantially all of the economic benefits of PHI's assets. PHI's liabilities are in substance satisfied by the cash flows received from the Parties, as the Parties are substantially the source of cash flows contributing to the continuity of the operations of PHI. Starting January 1, 2019 the Company will account for its rights in the assets of PHI and obligations for the liabilities and expenses of PHI as a joint operation, recognizing its share (50%) in the assets, liabilities, and expenses of PHI, instead of the equity method. Starting January 1, 2019 payments with respect to rights to use PHI's fixed assets (see note 2(g)) will be presented in the statement of cash flows as cash used in investing activities instead of cash payments for deferred expenses used in operating activities.

The following table presents the Company's share (50%) in PHI's statement of financial position items as of December 31, 2018, for which the Company's investment in PHI's net assets is recognized under the equity method. Starting January 1, 2019 they will be consolidated in the financial statements as the Company’s share in a joint operation.

	New Israeli Shekels in millions
	December 31, 2018**
	Company's share (50%) in PHI's accounts	Intercompany elimination	Total
CURRENT ASSETS
Cash and cash equivalents	*		*
Current assets	69	(51)	18

NON CURRENT ASSETS
Property and equipment and intangible assets	142		142
Other non-current assets	14	(14)	-

CURRENT LIABILITIES
Current borrowings from banks	13		13
Trade payables	52		52
Other current liabilities	3		3

NON CURRENT LIABILITIES
Dismantling and restoring sites obligation	14		14
Deferred revenues	142	(131)	11

EQUITY	1	(1)	-

*   Representing an amount of less than NIS 1 million.
** From the first quarter of 2019, the Company's interests in 50% of PHI's accounts will include a right-of-use non-current asset of approximately NIS 360 million, a lease current liability of approximately NIS 70 million, and a lease non-current liability of approximately NIS 290 million, recognized upon the implementation of IFRS 16 leases see note 3(2)(a).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 –  PROPERTY AND EQUIPMENT

	Communication network	Computers and information systems	Optic fibers and related assets	Subscribers equipment and installations	Property, leasehold improvements, furniture and equipment	Total
	New Israeli Shekels in millions
Cost
Balance at January 1, 2016	2,187	264	486	12	203	3,152
Additions in 2016	51	17	22	17	9	116
Disposals in 2016	235	74			78	387
Balance at December 31, 2016	2,003	207	508	29	134	2,881

Additions in 2017	55	7	97	109	6	274
Disposals in 2017	165	60	1		3	229
Balance at December 31, 2017	1,893	154	604	138	137	2,926

Additions in 2018	48	11	122	146	10	337
Disposals in 2018	322	17	11	4	24	378
Balance at December 31, 2018	1,619	148	715	280	123	2,885

Accumulated depreciation
Balance at January 1, 2016	1,231	191	183	1	132	1,738
Depreciation in 2016	223	29	35	6	23	316
Disposals in 2016	230	74			76	380
Balance at December 31, 2016	1,224	146	218	7	79	1,674

Depreciation in 2017	204	22	36	24	15	301
Disposals in 2017	165	60	1		3	229
Balance at December 31, 2017	1,263	108	253	31	91	1,746

Depreciation in 2018	174	13	39	66	12	304
Disposals in 2018	321	17	11	3	24	376
Balance at December 31, 2018	1,116	104	281	94	79	1,674

Carrying amounts, net

At December 31, 2016	779	61	290	22	55	1,207
At December 31, 2017	630	46	351	107	46	1,180
At December 31, 2018	503	44	434	186	44	1,211

For depreciation and amortization presentation in the statement of income see note 22.

	New Israeli Shekels
	Year ended December 31
	2016	2017	2018
	In millions
Cost additions include capitalization of salary and employee related expenses	29	33	38

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 –   INTANGIBLE AND OTHER ASSETS

Intangible assets with finite economic useful lives:

	Licenses	Costs of obtaining contracts with customers(2)	Trade name	Customer relationships	Subscriber acquisition and retention costs	Computer software(1)	Total
	New Israeli Shekels in millions
Cost
At January 1, 2016	2,123		73	276	13	662	3,147
Additions in 2016					4	82	86
Disposals in 2016					4	110	114
At December 31, 2016	2,123	-	73	276	13	634	3,119
Transition to IFRS 15(2)		2			(13)		(11)
Additions in 2017		84				59	143
Disposals in 2017			73			128	201
At December 31, 2017	2,123	86	-	276	-	565	3,050
Additions in 2018		91	3			68	162
Disposals in 2018		2				141	143
At December 31, 2018	2,123	175	3	276	-	492	3,069

Accumulated amortization
At January 1, 2016	1,588		41	219	10	333	2,191
Amortization in 2016	88		21	18	5	117	249
Disposals in 2016					4	110	114
At December 31, 2016	1,676	-	62	237	11	340	2,326
Transition to IFRS 15(2)					(11)		(11)
Amortization in 2017	88	15	11	18		107	239
Disposals in 2017			73			128	201
At December 31, 2017	1,764	15	-	255	-	319	2,353
Amortization in 2018	88	49		18		86	241
Disposals in 2018		2				140	142
At December 31, 2018	1,852	62	-	273	-	265	2,452

Carrying amounts, net
At December 31, 2016	447	-	11	39	2	294	793
At December 31, 2017	359	71	-	21	-	246	697
At December 31, 2018	271	113	3	3	-	227	617

	New Israeli Shekels
	Year ended December 31
	2016	2017	2018
	In millions
(1) Cost additions include capitalization of salary and employee related expenses	36	44	54

(2) See adoption of IFRS 15 Revenues from Contracts with Customers in note 2(n) and note 2(f)(5)

For depreciation and amortization in the statement of income see note 22.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 –   DEFERRED EXPENSES – RIGHT OF USE

New Israeli Shekels in millions
Cost
Balance at January 1, 2016	436
Additional payments in 2016	80
Balance at December 31, 2016	516
Additional payments in 2017	113
Balance at December 31, 2017	629
Additional payments in 2018	107
Balance at December 31, 2018	736

Accumulated amortization and impairment
Balance at January 1, 2016	383
Amortization in 2016	30
Balance at December 31, 2016	413
Amortization in 2017	40
Balance at December 31, 2017	453
Amortization in 2018	47
Balance at December 31, 2018	500

Carrying amount, net at December 31, 2016	103

Carrying amount, net at December 31, 2017	176
Current	43
Non-current	133

Carrying amount, net at December 31, 2018	236
Current	51
Non-current	185

See also notes 17(4) and note 2(g).

The amortization and impairment charges are charged to cost of revenues in the statement of income.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 –   IMPAIRMENT TESTS

(1)	Goodwill impairment tests in the fixed-line segment

Goodwill in the fixed-line segment is allocated to a single group of CGUs which constitute all the operations of the fixed-line segment, in an amount of NIS 407 million.

For the purpose of the goodwill impairment tests in the fixed-line segment as of December 31, 2016, 2017 and 2018 the recoverable amount was assessed by management with the assistance of an external independent experts (BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rate represents the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

	As of December 31,
	2016	2017	2018
Terminal growth rate	0.5%	0.9%	1.0%
After-tax discount rate	9.8%	9.3%	9.5%
Pre-tax discount rate	11.9%	11.2%	11.5%

The impairment tests in the fixed-line segment as of December 31, 2016, 2017 and 2018 were based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. As a result of the impairment tests, the Group determined that no goodwill impairment existed as of December 31, 2016, 2017 and 2018. See also note 4(a)(3) and note 2(h).

(2)	Impairment tests of assets with finite useful lives

No indicators for impairment or reversal of impairment of assets with finite useful lives were identified in 2016, 2017 and 2018.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 –   PROVISIONS

	Group's share in PHI's provisions (see note 9)	Dismantling and restoring sites obligation	Legal claims (see note 20)	Equipment warranty
	New Israeli Shekels in millions
Balance as at January 1, 2018	7	27	72	3
Additions during the year	7	*	18	6
Finance costs		*
Decrease during the year		**(14)	(28)	(7)
Balance as at December 31, 2018	14	13	62	2
Non-current	14	13
Current			62	2

Balance as at December 31, 2017	7	27	72	3
Non-current	7	27
Current			72	3

*   Representing an amount of less than NIS 1 million
** Decrease in the provision due to assignment of cell-sites to PHI

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –   BORROWINGS AND NOTES PAYABLE

(1)	Borrowings and Notes Payable

The Group's long term debt as of December 31, 2018 consists of borrowings from leading Israeli commercial banks and notes payable. The Group may, at its discretion, execute an early repayment of the borrowings, subject to certain conditions, including that the Group shall reimburse the lender for losses sustained by it as a result of the early repayment. The reimbursement is mainly based on the difference between the interest rate that the Group would otherwise pay and the current market interest rate on the early repayment date.

The notes payable are unsecured, non-convertible and listed for trade on the TASE.
The notes payable have been rated ilA+, on a local scale, by Standard & Poor’s Maalot.

Composition as of December 31, 2018:

Annual interest rate
Notes payable series D	'Makam'(*) plus 1.2%
Notes payable series F (**)	2.16% fixed
Borrowing P (received in 2017)	2.38% fixed
Borrowing Q (received in 2017)	2.5% fixed

 (*)   'Makam' is a variable interest that is based on the yield of 12 month government bonds issued by the Government of Israel. The interest is updated on a quarterly basis.
 The interest rates paid (in annual terms, and including the additional interest of 1.2%) for the period from October 1, 2018 to December 30, 2018 was 1.423%.

(**)   See also note 15 (2) and 15 (4).

See note 6(a)(4) as to the balances and maturities of the borrowings and the notes payable.
See note 6(c) as to the fair value of the borrowings and the notes payable.
See note 15 (5) regarding financial covenants.

The following table details the changes in debentures, including cash flows from financing activities:

		Movement in 2018
	As at December 31, 2017	Cash flows used in financing activities, net	Non cash movements	As at December 31, 2018
			CPI adjustments and other finance costs
	New Israeli Shekels in millions
Non-current borrowings, including current maturities	625	(382)		243
Notes payable, including current maturities	1,298	(174)	(1)	1,123
Interest payable	21	(69)	48	*
	1,944	(625)	47	1,366

* Representing an amount of less than NIS 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –   BORROWINGS AND NOTES PAYABLE (continued)

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

In December 2018, following an agreement from September 2017 with certain Israeli institutional investors, the Company expanded Series F Notes in a principal amount of NIS 150 million under the same conditions.

The Company has engaged to expand Series F Notes in the future, see note 15(4) below.

In January 2019, the Company issued a new Series G Notes, in a principal amount of NIS 225 million, payable as follows: 4 annual installments of NIS 22.5 million each, payable in June of each of the years 2022 through 2025, NIS 45 million payable in June 2026 and NIS 90 million payable in June 2027. The principal bears fixed annual interest of 4%, payable annually on June 25 of each year.

(3)	Borrowings early repayments

In March 2018 the Company early repaid borrowings O and L in a total principal amount of NIS 300 million.  In addition, the Company early repaid borrowing K in June 2018, in a principal amount of NIS 75 million.

The early repayments resulted in additional finance costs of NIS 18 million recorded in December 2017 and NIS 9 million recorded in March 2018.

(4)	Notes payable issuance commitments

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –   BORROWINGS AND NOTES PAYABLE (continued)

(5)	Financial covenants

Regarding Series F Notes, Series G Notes (issued in January 2019) and borrowings P and Q, the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of December 31, 2018, the ratio of Net Debt to Adjusted EBITDA was 1.3.

Additional stipulations mainly include:

Shareholders' equity shall not decrease below NIS 400 million and no dividends will be declared if shareholders' equity will be below NIS 650 million regarding Series F notes and borrowing P.  Shareholders' equity shall not decrease below NIS 600 million and no dividends will be declared if shareholders' equity will be below NIS 750 million regarding Series G notes. The Company shall not create floating liens subject to certain terms. The Company has the right for early redemption under certain conditions. With respect to notes payable series F and series G: the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant; debt rating will not decrease below BBB- for a certain period. In any case, the total maximum additional interest for Series F and G, shall not exceed 1.25% or 1%, respectively.

The Group was in compliance with the financial covenant and the additional stipulations for the year 2018.

(6)	Notes payable buy back

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

The Group had contributed NIS 14 million, NIS 17 million and NIS 20 million for the years 2016, 2017 and 2018 respectively, in accordance with Section 14 of the Israeli Severance Pay Law. See also note 2(k)(i)(1).

(2)	Defined benefit plan

Liability for employee rights upon retirement, net is presented as non-current liability.
The amounts recognized in the statement of financial position, in respect of a defined benefit plan (see note 2(k)(i)(2)) and changes during the year in the obligation recognized for post-employment defined benefit plans were as follows:

	New Israeli Shekels in millions
	Present value of obligation	Fair value of plan assets	Total
At January 1, 2017	142	(103)	39
Current service cost	11		11
Past service cost	4		4
Interest expense (income)	4	(3)	1
Employer contributions		(9)	(9)
Benefits paid	(25)	17	(8)
Remeasurements:
Experience loss	2		2
Loss (gain) from change in financial assumptions	1		1
Return on plan assets		(1)	(1)
At December 31, 2017	139	(99)	40
Current service cost	11		11
Interest expense (income)	3	(1)	2
Employer contributions		(8)	(8)
Benefits paid	(11)	7	(4)
Remeasurements:
Experience loss	2		2
Return on plan assets		(3)	(3)
At December 31, 2018	144	(104)	40

Remeasurements are recognized in the statement of comprehensive income.
The expected contribution to the defined benefit plan during the year ending December 31, 2019 is approximately NIS 8 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 -    LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

(2)	Defined benefit plan (continued)

The principal actuarial assumptions used were as follows:

	December 31
	2017	2018
Interest rate weighted average	2.73%	3.29%
Inflation rate weighted average	1.11%	1.62%
Expected turnover rate	9%-56%	9%-56%
Future salary increases	1%-6%	1%-6%

The sensitivity of the defined benefit obligation to changes in the principal assumptions is:

	December 31, 2018
	NIS in millions
	Increase of 10% of the assumption	Decrease of 10% of the assumption
Interest rate	(0.8)	0.6
Expected turnover rate	0.3	(0.4)
Future salary increases	0.4	(0.4)

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

Expected maturity analysis of undiscounted defined benefits as at December 31, 2018:

NIS in millions
2019	27
2020	20
2021	12
2022 and 2023	20
2024 and thereafter	87
166

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –   COMMITMENTS

(1)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. For the years 2016, 2017 and 2018 the Company recorded expenses in a total amount of approximately NIS 64 million, NIS 63 million and NIS 76 million, respectively. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due. Commencing August 2016, the total amount of frequency fees of both the Company and Hot Mobile under the regulations are divided between the Company and Hot Mobile, through PHI ,according to the OPEX-CAPEX mechanism (see also note 9).

(2)	At December 31, 2018, the Group is committed to acquire property and equipment and software elements for approximately NIS 83 million.

(3)	At December 31, 2018, the Group is committed to acquire inventory in an amount of approximately NIS 817 million.

(4)	Right of Use (ROU)

The Group signed long-term agreements with service providers to receive indefeasible Rights of Use (ROU) of international capacities through submarine infrastructures (see note 12), most extendable until 2030. As of December 31, 2018, the Group is committed to pay for capacities over the following years an amount of NIS 188 million (excluding maintenance fees) as follows:

New Israeli Shekels in millions
2019	46
2020	45
2021	47
2022	47
2023	3
188

In addition, under the terms of the ROU agreements, as of December 31, 2018 the Group is committed to pay annual maintenance fees during the usage period. The total aggregated expected maintenance fee for the years 2019 to 2023 is approximately NIS 40 million. Some payments under the ROU agreements are linked to the USD.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –   COMMITMENTS (continued)

(5)	Liens and guarantees

As of December 31, 2018, the Group has provided bank guarantees in respect of licenses (see note 1(c)) in an amount of NIS 100 million, in addition to bank guarantees in favor of other parties in an aggregate amount of approximately NIS 23 million. Therefore, the total bank guarantees provided by the Group as of December 31, 2018 is NIS 123 million. In addition, the Company provided a guarantee to PHI's debt in an amount of NIS 50 million.
In 2019 due to cancellation of licenses, the Company is in the process to cancel guarantees in an aggregate amount of NIS 10 million (see note 1(c)).

(6)	Covenants and negative pledge – see note 15(5).

(7)	See note 15(4) with respect of notes payable issuance commitments.

(8)	Operating leases – see note 19.

(9)	See note 9 with respect to network sharing and PHI's commitments.

NOTE 18 –   DEFERRED INCOME WITH RESPECT TO SETTLEMENT AGREEMENT WITH ORANGE

In June 2015, the Company announced that it had entered into a settlement agreement with Orange Brand Services Ltd ("Orange") which created a new framework for their relationship and provided both Partner and Orange the right to terminate the brand license agreement which had been in force since 1998. In accordance with the terms of the settlement agreement, the Company received advance payments in a total of €90 million during 2015.

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
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 –  OPERATING LEASES

The Group has entered into operating lease agreements as follows:

(1)
The Group leases its headquarter facilities in Rosh Ha-ayin, Israel, with a total of approximately 51,177 gross square meters (including parking lots). The lease term is until the end of 2024. The rental payments are linked to the Israeli CPI.

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

(3)
Lease agreements in respect of cell sites and switching stations throughout Israel are for periods of two to ten years. The Company has an option to extend some of the lease contract periods for up to ten years (including the original lease periods). Some of the rental payments fees are linked to the dollar or linked to the Israeli CPI. Some of the extension options include an increase of the lease payment mostly in a range of 2%-10%. During 2017 and 2018 significant portion of cell sites were assigned to PHI.

(4)	As of December 31, 2018 operating lease agreements in respect of vehicles are for periods of up to three years. The rental payments are linked to the Israeli CPI.

(5)	Non-cancelable minimum operating lease rentals (undiscounted) in respect of the Company's leases are payable including option periods which are reasonably certain are as follows:

New Israeli Shekels
December 31, 2018
In millions
2019	76
2020-2021	114
2022-2023	87
2024-2025	51
2026-2027	18
2028 and thereafter	26
372

With respect to PHI's operating expenses commitment see note 9.

(6)
The rental expenses for the years ended December 31, 2016, 2017 and 2018 were approximately NIS 213 million, NIS 178 million, and NIS 169 million, respectively. Commencing April 2016, rent expenses of cell sites of the Company, Hot Mobile and PHI are divided between the Company and Hot Mobile, through PHI, according to the OPEX-CAPEX mechanism (see also note 9).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 –   LAWSUITS AND LITIGATIONS

A.	Claims

Total provision recorded in the financial statements in respect of all lawsuits against the Group amounted to NIS 62 million at December 31, 2018.

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

Described hereunder are the outstanding consumer class actions and motions for the recognition of these lawsuits as class actions, detailed according to the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	23	582
NIS 101 - 400 million	5	1,118
NIS 401 million - NIS 1 billion	2	1,405
Unquantified claims	17	-
Total	47	3,105
With respect to 4 of the claims mentioned in the table above, the court approved these claims as class actions:

1.
On September 7, 2010, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner unlawfully charged its customers for services of various content providers which are sent through text messages (SMS). The total amount claimed from Partner was estimated by the plaintiffs to be approximately NIS 405 million. The claim was certified as a class action in December 2016. In January 2017, the plaintiffs filed an appeal to the Supreme Court, regarding the definition of the group of customers. In November 2018, the Supreme Court dismissed the appeal and the claim was reverted back to the District Court. Partner estimates that even if the claim will be decided in favor of the approved group of customers (as defined by the District Court), the damages that Partner will be required to pay for, will be immaterial.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 20 –   LAWSUITS AND LITIGATIONS (continued)

A.	Claims (continued)

1.	Consumer claims (continued)

3.
On November 12, 2015, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner required their customers to purchase a router and/or a call adaptor and/or terminal equipment as a condition for using its fixed-line telephony services, an action which would not be in accordance with the provisions of its licenses. The total amount claimed against Partner is estimated by the plaintiff to be approximately NIS 116 million. In February 2019, the Court approved the request to certify the claim as a class action. In March 2019, Partner filed an appeal of this decision. Partner estimates that the damages that Partner will be required to pay for will be immaterial.

4.
On November 12, 2015, a claim and a motion to certify the claim as a class action were filed against 012 Smile. The claim alleges that 012 Smile required their customers to purchase a router and/or a call adaptor and/or terminal equipment as a condition for using its fixed-line telephony services, an action which would not be in accordance with the provisions of its licenses. The total amount claimed against 012 Smile is estimated by the plaintiff to be approximately NIS 64 million. In February 2019, the Court approved the request to certify the claim as a class action. In March 2019, the Company filed an appeal of this decision. The Company estimates that the damages that the Company will be required to pay for will be immaterial.

With respect to 3 claims mentioned in the table above in a total amount of NIS 56 million (other than the 4 claims mentioned above), the parties filed requests to approve settlement agreements and with respect to 4 additional claims in a total amount of NIS 358 million (other than the 4 claims mentioned above), the court approved settlement agreements and withdrawals.

2.	Employees and other claims

This category includes 1 claim: In March 2014, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleged that the Company did not include in the severance pay calculation for its employees various components that constitute an addition to the salary for the severance pay calculation and thereby acted unlawfully.  The total amount claimed from Partner was estimated by the plaintiff to be approximately NIS 100 million. In November 2015, the plaintiff filed an amended claim and a motion to certify the claim as a class action. In November 2017, the parties filed a revised settlement agreement which was approved by the Court in July 2018. Partner is currently implementing the amended settlement agreement. The damages that Partner is required to pay are immaterial.

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

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators. This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36. Between January 3, 2006 and December 31, 2018 the Company provided the local authorities with 490 indemnification letters as a pre-condition for obtaining building permits.

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

C.	Investigation by the Israeli Tax Authority

The Israeli Tax Authority is conducting an investigation that involves document collection and the questioning of among others, several Company employees, both past and current. The investigation is seeking to determine whether there have been violations of the Eilat Free Trade Zone (Tax Exemptions and Reductions) - 1985 Law regarding the sale of cellular phones in the city of Eilat. The Company is fully cooperating with the Israeli Tax Authority. At this stage, the Company is unable to estimate the impact of the investigation on the Company, its results and its condition, if any.

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

Through December 31, 2008 the Company purchased its own 4,467,990 shares at the cost of NIS 351 million, and during 2018 the Company purchased its own 6,501,588 shares at the cost of NIS 100 million (upon repurchase were recorded as "treasury shares"). In accordance with the Israeli Companies Law, the treasury shares are considered dormant shares as long as they are held by the Company, and as such they do not bear any rights (including the right to vote in general meetings of shareholders and to receive dividends) until they are transferred to a third party. Some of the treasury shares were offered to employees under a share based compensation plan: Company's Equity Incentive Plan as restricted shares awards ("RSAs") (see (b) below).

As of December 31, 2018 a total of 8,560,264 treasury shares remained, of which 1,210,833 were allocated to a trustee on behalf of the employees under the plan. The RSAs offered under the plan are under the control of the Company until vested under the plan and therefore are not presented in the financial statements as outstanding shares until vested.

In June 2017, the Company issued 10,178,211 shares of the Company to the public and to institutional investors, following a tender under a shelf offering, and by way of a private placement. The total net consideration received was approximately NIS 190 million. The offering expenses totaled NIS 7 million.

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

The total number of Company's shares reserved for issuance upon exercise of all options or upon the earning of the restricted shares granted under the Plan is 26,917,000, of which 7,076,034 remained ungranted as of December 31, 2018. The vesting of the options and the earning of the restricted shares are subject to vesting/restriction periods. The vesting of the options and the earning of the restricted shares granted after June 2014 are also subject to performance conditions set by the Company's organs. The Company expects that the performance conditions will be met. The Plan's principal terms of the options include:

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

(2)	Information in respect of options and restricted shares granted under the Plan:

	Through December 31, 2018
	Number of options	Number of RSAs
Granted	33,840,569	5,112,078
Shares issued upon exercises and vesting	(6,524,865)	(2,409,314)
Cancelled upon net exercises, expiration
and forfeitures	(17,618,438)	(1,493,243)
Outstanding	9,697,266	1,209,521
Of which:
Exercisable	6,266,965
Vest in 2019	1,352,861	516,869
Vest in 2020	1,096,972	389,199
Vest in 2021	777,962	254,937
Vest in 2022	202,506	48,516

As of December 31, 2018 the Company expects to record a total amount of compensation expenses of approximately NIS 21 million during the next four years with respect to options and restricted shares granted through December 31, 2018.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 -    EQUITY AND SHARE BASED PAYMENTS (continued)

  b.     Share based compensation to employees (continued)

(3)	Options and RSAs status summary as of December 31, 2016, 2017 and 2018 and the changes therein during the years ended on those dates:

	Year ended December 31
	2016		2017		2018
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Share Options:		NIS		NIS		NIS
Outstanding at the beginning of the year	12,686,317	29.52	11,285,901	29.14	8,708,483	29.67
Granted during the year	998,433	18.14	1,201,358	19.45	2,536,362	18.59
Exercised during the year	(284,251)	15.74	(1,906,991)	17.38	(778,616)	17.11
Forfeited during the year	(1,219,648)	20.58	(988,566)	22.91	(307,055)	18.79
Expired during the year	(894,950)	38.16	(883,219)	43.10	(461,908)	28.17
Outstanding at the end of the year	11,285,901	29.14	8,708,483	29.67	9,697,266	28.19
Exercisable at the end of the year	5,912,904	37.77	5,190,586	36.66	6,266,965	33.39
Shares issued during the year due exercises	47,484		319,259		94,276

RSAs:
Outstanding at the beginning of the year	2,900,626		1,955,414		1,344,297
Granted during the year	417,176		507,146		813,310
Vested during the year	(858,397)		(753,106)		(791,796)
Forfeited during the year	(503,991)		(365,157)		(156,290)
Outstanding at the end of the year	1,955,414		1,344,297		1,209,521

	Options granted in 2016	Options granted in 2017	Options granted in 2018
Weighted average fair value of options granted using the
Black & Scholes option-pricing model – per option (NIS)	5.02	5.43	4.36
The above fair value is estimated on the grant date based on the following weighted average assumptions:
Expected volatility	39.5%	37.6%	34.14%
Risk-free interest rate	0.54%	0.53%	0.79%
Expected life (years)	3	3	3.16
Dividend yield	*	*	*

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 -    EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees (continued)

            (4)     Information about outstanding options by expiry dates

            Share options outstanding as of December 31, 2018 have the following expiry dates and exercise prices:

Expire in	Number of share options	Weighted average exercise price in NIS
2019	1,535,250	46.99
2020	2,073,311	38.95
2021	1,930,493	20.52
2022	683,971	22.82
2023	937,879	19.32
2024	2,536,362	18.59
	9,697,266	28.19

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 –    INCOME STATEMENT DETAILS

(a)   Revenues:

The aggregate amount of transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied as of December 31, 2018, in addition to deferred revenues (see table below), is approximately NIS 253  million (mainly services). Of which the Group expects that approximately 38% will be recognized as revenue during 2019, approximately 21% will be recognized as revenue during 2020, and the rest in later years. The above excludes contracts that are for periods of one year or less or are billed based on time incurred, as permitted under IFRS 15 the transaction price allocated to these unsatisfied contracts is not disclosed.

The table below describes significant changes in contract liabilities:

	New Israeli Shekels in millions
	Deferred revenues from Hot mobile *	Other deferred revenues*
Balance at January 1, 2017	226	45
Revenue recognized that was included in the contract liability balance at the beginning of the year	(31)	(29)
Increases due to cash received, excluding amounts recognized as revenues during the year	-	30
Balance at December 31, 2017	195	46
Revenue recognized that was included in the contract liability balance at the beginning of the year	(31)	(21)
Increases due to cash received, excluding amounts recognized as revenues during the year	-	20
Balance at December 31, 2018	164	45

* Current and non-current deferred revenues.

Disaggregation of revenues:

	Year ended December 31, 2018 New Israeli Shekels in millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services to private customers	1,045	418	(95)	1,368
Segment revenue - Services to business customers	798	434	(76)	1,156
Segment revenue - Services revenue total	1,843	852	(171)	2,524
Segment revenue - Equipment	643	92		735
Total Revenues	2,486	944	(171)	3,259

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 –   INCOME STATEMENT DETAILS (continued)

	Year ended December 31, 2017 New Israeli Shekels in millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services to private customers*	1,126	320	(98)	1,348
Segment revenue - Services to business customers*	852	457	(75)	1,234
Segment revenue - Services revenue total	1,978	777	(173)	2,582
Segment revenue - Equipment	610	76		686
Total Revenues	2,588	853	(173)	3,268

* Service revenues for 2017 were reallocated between private and business customers.

Revenues from services are recognized over time. For the years 2017 and 2018 revenues from equipment are recognized at a point of time, except for NIS 11 million and NIS 16 million, respectively, which were recognized over time. Revenues from equipment for the years 2017 and 2018 include revenues from operating leases according to IAS 17, in an amount of NIS 11 million and NIS 16 million, respectively.
Revenues from services for the years 2017 and 2018 include revenues from operating leases according to IAS17 in an amount of NIS 10 million and NIS 37 million, respectively. See also note 7 with respect to payment terms of sales of equipment, trade receivables and allowance for expected credit losses.

(b) Cost of revenues	New Israeli Shekels
	Year ended December 31,
	2016	2017	2018
	In millions
Transmission, communication and content providers	814	738	742
Cost of equipment and accessories	625	519	543
Depreciation and amortization	501	477	457
Wages, employee benefits expenses and car maintenance	270	293	310
Costs of handling, replacing or repairing equipment	93	75	73
Operating lease, rent and overhead expenses	258	184	184
Network and cable maintenance	150	97	109
Internet infrastructure and service providers	68	95	143
IT support and other operating expenses	62	61	56
Amortization of rights of use	30	40	47
Other	53	48	36
Total cost of revenues	2,924	2,627	2,700

(c) Selling and marketing expenses	New Israeli Shekels
	Year ended December 31,
	2016	2017	2018
	In millions
Wages, employee benefits expenses and car maintenance	177	(*)106	111
Advertising and marketing	68	44	46
Selling commissions, net	82	(*)29	27
Depreciation and amortization	55	(*)54	77
Operating lease, rent and overhead expenses	29	23	19
Other	15	13	13
Total selling and marketing expenses	426	269	293

(*) See Notes 2(n), 2(f)(5) regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 –   INCOME STATEMENT DETAILS (continued)

(d) General and administrative expenses	New Israeli Shekels
	Year ended December 31,
	2016	2017	2018
	In millions
Wages, employee benefits expenses and car maintenance	101	79	76
Professional fees	32	22	21
Credit card and other commissions	14	14	14
Depreciation	9	9	11
Other	25	20	26
Total general and administrative expenses	181	144	148

(e) Employee benefit expense	New Israeli Shekels
	Year ended December 31,
	2016	2017	2018
	In millions
Wages and salaries including social benefits, social
security costs, pension costs and car rent and maintenance before capitalization	537	503	543
Less: expenses capitalized (notes 10, 11)	(65)	(77)	(92)
Service costs: defined benefit plan (note 16(2))	17	15	11
Service costs: defined contribution plan (note 16(1))	14	17	20
Employee share based compensation expenses (note 21(b))	45	20	15
	548	478	497

See also note 28 with respect of collective employment agreement.

NOTE 23 –   OTHER INCOME, NET

	New Israeli Shekels Year ended December 31,
	2016	2017	2018
	In millions
Unwinding of trade receivables	41	27	25
Other income, net	4	4	3
	45	31	28

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 –   FINANCE COSTS, NET

	New Israeli Shekels
	Year ended December 31,
	2016	2017	2018
	In millions
Net foreign exchange rate gains	7	2	*
CPI linkage income	2
Interest income from cash equivalents	1	2	2
Other	3	*	*
Finance income	13	4	2

Interest expenses	105	171	47
CPI linkage expenses		4	3
Other finance costs	13	9	5
Finance expenses	118	184	55
	105	180	53

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -    INCOME TAX EXPENSES (continued)

c.     Deferred income taxes

Balances of deferred tax asset (liability) in NIS millions are attributable to the following items:

Balance of deferred tax asset (liability) in respect of	As at January 1, 2016	Charged to the income statement	Charged to other comprehensive income	Effect of change in corporate tax rate	As at December 31, 2016	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2017	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2018
Allowance for credit losses	45	6		(6)	45	*		45	(2)		43
Provisions for employee rights	14	*	2	(2)	14	*	1	15	2	*	17
Depreciable fixed assets and software	(53)	13		5	(35)	8		(27)	8		(19)
Intangibles, deferred expenses and carry forward losses	22	(8)		(5)	9	7		16	(24)		(8)
Options granted to employees	3	4		(1)	6	*		6	(1)		5
Other	18	(18)		2	2	(2)		*	*		*
Total	49	(3)	2	(7)	41	13	1	55	(17)	*	38

* Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -    INCOME TAX EXPENSES (continued)

  c.    Deferred income taxes (continued)

	New Israeli Shekels
	December 31,
	2017	2018
	In millions
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	80	69
Deferred tax assets to be recovered within 12 months	50	52
	130	121
Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	63	64
Deferred tax liabilities to be recovered within 12 months	12	19
	75	83
Deferred tax assets, net	55	38

d.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see (b) above), and the actual tax expense:

	New Israeli Shekels
	Year ended December 31
	2016	2017	2018
	In millions
Profit before taxes on income,
as reported in the income statements	88	135	63
Theoretical tax expense	22	32	14
Increase in tax resulting from disallowable deductions	11	8	9
Taxes on income in respect of previous years	(4)	(10)	(15)
Change in corporate tax rate, see (b) above	7
Temporary differences and tax losses for which no deferred income
tax asset was recognized		(9)	(1)
Income tax expenses	36	21	7

 * Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25-     INCOME TAX EXPENSES (continued)

e.	Taxes on income included in the income statements:

	New Israeli Shekels
	Year ended December 31
	2016	2017	2018
	In millions
For the reported year:
Current	31	44	6
Deferred, see (c) above	2	(4)	17
Effect of change in corporate tax rate on
deferred taxes	7
In respect of previous year:
Current	(4)	(10)	(15)
Deferred, see (c) above		(9)	(1)
	36	21	7

f.	Tax assessments:

1)	The Company has received final corporate tax assessments through the year ended December 31, 2015. During 2017, the Company received final tax assessments for the years 2014 and 2015.

2)	A subsidiary has received final corporate tax assessments through the year ended December 31, 2016. During 2018, a subsidiary received final tax assessments for the years 2013 through 2016.

3)	As general rule, tax self-assessments filed by another two subsidiaries through the year ended December 31, 2013 are, by law, now regarded as final.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 -    TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Key management compensation

 Key management personnel are the senior management of the Company and the members of the Company's Board of Directors.

	New Israeli Shekels
	Year ended December 31
	2016	2017	2018
Key management compensation expenses comprised	In millions
Salaries and short-term employee benefits	22	21	22
Long term employment benefits	3	3	3
Employee share-based compensation expenses	17	11	9
	42	35	34

	New Israeli Shekels
	December 31,
	2017	2018
Statement of financial position items - key management	In millions
Current liabilities:	11	9
Non-current liabilities:	11	10

b.	In the ordinary course of business, key management or their relatives may have engaged with the Company with immaterial transactions that are under normal market conditions.

c.
Principal shareholder: On January 29, 2013, S.B. Israel Telecom Ltd. completed the acquisition of 48,050,000 ordinary shares of the Company and became the Company's principal shareholder. See also note 1(a). As of December 31, 2018 the principal shareholder held 49,862,800 ordinary shares. See also note 21(a).

d.	Associates – investment in and balances with PHI – see note 9.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 –   EARNINGS PER SHARE

Following are data relating to the profit and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31
	2016	2017	2018
Profit used for the computation of
basic and diluted EPS attributable to the owners of the Company (NIS in millions)	52	114	57

Weighted average number of shares used
in computation of basic EPS (in thousands)	156,268	162,733	165,979

Add - net additional shares from assumed
exercise of employee stock options and restricted
shared (in thousands)	1,828	1,804	983

Weighted average number of shares used in
computation of diluted EPS (in thousands)	158,096	164,537	166,962

Number of options and restricted shares not taken into
account in computation of diluted earnings per share,
because of their anti-dilutive effect (in thousands)	8,906	5,650	9,609

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 –   COLLECTIVE EMPLOYMENT AGREEMENT

In March 2019 the Company signed a new collective employment agreement with the employees' representatives and the Histadrut New General Labor Organization (hereinafter - the "Parties") that includes an economic chapter, for the years 2019-2021 ("the Collective Employment Agreement"). The Collective Employment Agreement grants Partner employees, among other things: an immediate salary increase for employees with a seniority of 1.5 years or more; an additional salary increase contingent upon the Company's performance; sharing of the Company's profits and the terms of eligibility for these grants in the years 2019-2021. In addition, the Parties agreed to negotiate at a later time a salary increase mechanism for the years 2020 and 2021.

The estimated additional cost of the Collective Employment Agreement for the years 2019-2021 is NIS 11 million not including salary increases for the years 2020-2021 (but including the salary increase effect of 2019 for the entire agreement term).

NOTE 29 –   SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date of approval of the financial statements, see also note 9.