Form 20-F
period 2019-12-31
PARTNER COMMUNICATIONS CO LTD
filed 2020-03-26
CIK 1096691

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
ANNUAL REPORT
FILED PURSUANT TO SECTION 12, 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

As filed with the Securities and Exchange Commission on March 26, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

ORDINARY SHARES OF NIS 0.01 EACH 162,915,990

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

YES ☐ NO ☒

HOT Telecommunication Systems Ltd. and its controlling shareholder, Altice Europe N.V, have proposed to acquire 100% of the issued share capital of the Company.

See "Item 3D.2f HOT Telecommunications and its controlling shareholder, Altice Europe N.V., have offered to acquire 100% of our shares, but there can be no assurance as to the final terms of such transaction or that the proposed transaction will be consummated. As a result, the market price of our shares and ADRs may fluctuate, and our business, revenues and results of operations may be materially harmed."

INTRODUCTION

As used herein, references to “we,” “our,” “us,” the “Group,” “Partner” or the “Company” are references to Partner Communications LP, Partner Business Communications Solutions LP, Get Cell Communication Products LP (formerly Partner Communication Products 2016 LP), 012 Smile Telecom Ltd. ("012 Smile"), (ii) 012 Smile's wholly-owned subsidiary, 012 Telecom Ltd., (iii) PHI (as defined below), and (iv)  Iconz Holdings Ltd., except as the context otherwise requires. Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner of each of the limited partnerships.

Pursuant to a 15-year Network Sharing Agreement that the Company entered into with HOT Mobile Ltd. ("HOT Mobile") in November 2013, the parties created a 50-50 limited partnership, P.H.I. Networks (2015) Limited Partnership ("PHI"). Starting January 1, 2019, we began to account for PHI as a joint operation. See “Item 4B.8 OUR NETWORK ”, "Item 5A.1d Network Sharing Agreement with HOT Mobile" and note 9 to our financial statements.

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

The Company currently provides telecommunications services in the following two segments: (1) cellular telecommunications services (“Cellular Services”) and (2) fixed-line communication services (“Fixed-Line Services”), which include: (a) Internet services including access to the internet through both fiber optics and wholesale broadband access; internet services provider (“ISP”) services; internet Value Added Services (“VAS”) such as cyber protection, anti-virus and anti-spam filtering; and fixed-line voice communication services provided through Voice Over Broadband (“VOB”); (b) Business solutions including Session Initiation Protocol ("SIP") voice trunks and Network Termination Point Services ("NTP") – under which the Group supplies, installs, operates and maintains endpoint network equipment and solutions, including providing and installing equipment and cabling, within a subscriber's place of business or premises, hosting services, transmission services, Primary Rate Interface (“PRI”) and other fixed-line communications solution services; (c) International Long Distance services (“ILD”): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services; and, as from 2017, (d) Television services over the Internet ("TV"). Sales of equipment include sales and leasing of telecommunications, audio-visual, and internet-related devices including cellular handsets, phones, tablets, laptops, modems, data cards, domestic routers, servers and related peripherals, equipment and integration projects. Unless the context indicates otherwise, expressions such as “our business,” “Partner’s business” and “the Company’s business” or “industry” refer to both Cellular and Fixed-Line Services.

In this document, references to “$,” “US$,” “US dollars,” “USD” and “dollars” are to United States dollars, and references to “NIS” and “shekels” are to New Israeli Shekels. We maintain our financial books and records in shekels. This Annual Report contains translations of NIS amounts into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this Annual Report as convenience translations could have been or could be converted from NIS into US dollars at these rates, at any particular rate or at all. The translations of NIS amounts into US dollars appearing throughout this Annual Report have been made at the exchange rate on December 31, 2019, of NIS 3.456 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

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

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

3A.         Selected Financial Data

Our consolidated financial statements for the years ended December 31, 2015, 2016, 2017, 2018 and 2019, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The tables below at and for the years ended December 31, 2015, 2016, 2017, 2018 and 2019, set forth selected consolidated financial data under IFRS. The selected financial information is derived from our consolidated financial statements, which have been audited by Kesselman & Kesselman, our independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited. The audited consolidated financial statements at December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019, appear at the end of this report.

	Year ended December 31,
	2015	2016	2017**	2018**	2019***	2019***
	New Israeli Shekels in millions (except per share data)					US$ in millions(1)

Consolidated Statement of Income Data

Revenues, net	4,111	3,544	3,268	3,259	3,234	936

Cost of revenues	3,472	2,924	2,627	2,700	2,707	783

Gross profit	639	620	641	559	527	153

Selling and marketing expenses	417	426	269	293	301	87
General and administrative expenses	160	181	144	148	149	43
Credit losses	63	82	52	30	18	5
Income with respect to Settlement agreement with Orange	61	217	108
Other income, net	47	45	31	28	28	8

Operating profit	107	193	315	116	87	26

Finance income	13	13	4	2	7	2
Finance expenses	156	118	184	55	75	22
Finance costs, net	143	105	180	53	68	20

Profit (loss) before income tax	(36)	88	135	63	19	6

Income tax expenses	4	36	21	7	*	*

Profit (loss) for the year	(40)	52	114	56	19	6

Earnings (loss) per ordinary share and per ADS

Basic:	(0.26)	0.33	0.70	0.34	0.12	0.04

Diluted:	(0.26)	0.33	0.69	0.34	0.12	0.04

Weighted average number of shares outstanding (in thousands)

Basic:	156,081	156,268	162,733	165,979	162,831	162,831
Diluted (for calculation above):	156,081	158,096	164,537	166,962	163,608	163,608

(*)      Representing an amount of less than 1 million.

(**)   The results at and for the years ended December 31, 2017 and 2018, include the impact of the adoption of IFRS 15 with effect as of January 1, 2017. See “Item 5A.1h IFRS 15 Revenue from Contracts with Customers."

(***) The results at and for the year ended December 31, 2019 include the impact of the adoption of IFRS 15 with effect as of January 1, 2017; see “Item 5A.1h IFRS 15 Revenue from Contracts with Customers.", and also include the impact of the adoption of IFRS 16 with effect as of January 1, 2019; see “Item 5A.li IFRS 16 Leases-Adoption of a new accounting standard".

	Year ended December 31,
	2015	2016	2017*	2018*	2019**	2019**
	New Israeli Shekels in millions (except per share data)					US$ in millions (1)

Other Financial Data

Capital expenditures (2)	271	202	417	499	578	167

Adjusted EBITDA (3)	876	834	917	722	853	247

Statement of Cash Flow Data

Net cash provided by operating activities	922	945	973	625	837	241

Net cash used in investing activities	(356)	(639)	(72)	(351)	(1,181)	(341)

Net cash used in financing activities	(303)	(516)	(750)	(725)	227	67

Balance Sheet Data (at year end)

Current assets	2,185	2,339	2,009	1,254	1,664	481

Non current assets	3,341	2,858	2,709	2,722	3,351	970

Lease - right of use (**)					582	168

Property and equipment	1,414	1,207	1,180	1,211	1,430	414

License and other intangible assets	956	793	697	617	538	156

Goodwill	407	407	407	407	407	118

Deferred income tax asset	49	41	55	38	41	12

Total assets	5,526	5,197	4,718	3,976	5,015	1,451

Current liabilities (4)	1,765	1,607	1,811	1,150	1,489	430

Long-term liabilities (4)	2,741	2,479	1,473	1,420	2,109	611

Total liabilities	4,506	4,086	3,284	2,570	3,598	1,041

Shareholders’ equity	1,020	1,111	1,434	1,406	1,417	410

Total liabilities and shareholders’ equity	5,526	5,197	4,718	3,976	5,015	1,451

(*)   The results at and for the years ended December 31, 2017 and 2018, include the impact of the adoption of IFRS 15 with effect as of January 1, 2017. See “Item 5A.1h IFRS 15 Revenue from Contracts with Customers”.

(**) The results at and for the year ended December 31, 2019 include the impact of the adoption of IFRS 15 with effect as of January 1, 2017; see “Item 5A.1h IFRS 15 Revenue from Contracts with Customers.", and also include the impact of the adoption of IFRS 16 with effect as of January 1, 2019; see “Item 5A.1i IFRS 16 Leases-Adoption of a new accounting standard".

(1)
The NIS figures at December 31, 2019, and for the 12-month period then ended have been translated throughout this Annual Report into dollars using the representative exchange rate of the dollar at December 31, 2019 (USD 1 = NIS 3.456). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars. See also “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

(2)	Capital Expenditures represent additions to property and equipment (see note 10 to our consolidated financial statements) and intangible assets (see note 11 to our consolidated financial statements).

(3)
Adjusted EBITDA as reviewed by the Chief Operating Decision Maker (CODM) represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges.

(4)	See Note 15 to the consolidated financial statements for information regarding long-term liabilities and current maturities of long-term borrowings and notes payable.

The tables below at and for the years ended December 31, 2015, 2016, 2017, 2018 and 2019, set forth a reconciliation between Profit (Loss) and Adjusted EBITDA.

	Year ended December 31,
	2015	2016	2017**	2018**	2019***	2019***
	New Israeli Shekels in millions					US$ in millions (1)

Reconciliation Between Profit (Loss) and Adjusted EBITDA
Profit (Loss)	(40)	52	114	56	19	6
Depreciation and amortization expenses	753	595	580	592	751	217
Finance costs, net	143	105	180	53	68	20
Income tax expenses	4	36	21	7	*	*
Other (****)	16	46	22	14	15	4
Adjusted EBITDA (2)	876	834	917	722	853	247

(*)        Representing an amount of less than 1 million.

(**)     The results at and for the years ended December 31, 2017 and 2018, include the impact of the adoption of IFRS 15 with effect as of January 1, 2017. See "5A.1h Item 5A.1h IFRS 15 Revenue from Contracts with Customers".

(***)   The results at and for the year ended December 31, 2019 include the impact of the adoption of IFRS 15 with effect as of January 1, 2017; see “Item 5A.1h IFRS 15 Revenue from Contracts with Customers.", and also include the impact of the adoption of IFRS 16 with effect as of January 1, 2019; see “Item 5A.1i IFRS 16 Leases-Adoption of a new accounting standard".

(****) Mainly amortization of employee share based compensation.

(1)
The translations of NIS amounts into US dollars appearing throughout this Annual Report have been made at the exchange rate on December 31, 2019, of NIS 3.456 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

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

	At December 31,
	2017	2018	2019

Cellular Industry Data

Estimated population of Israel (in millions) (1)	8.6	9.0	9.1
Estimated Israeli cellular telephone subscribers (in millions) (2)	10.4	10.6	10.6
Estimated Israeli cellular telephone penetration (3)	120%	118%	116%

	Year ended December 31,
	2015	2016	2017	2018	2019

Company's Data
Cellular subscribers (000’s) (at period end) (4) (5)	2,718	2,686	2,662	2,646	2,657
Pre-paid cellular subscribers (000’s) (at period end) (4)	562	445	354	285	291
Post-paid cellular subscribers (000’s) (at period end) (4)	2,156	2,241	2,308	2,361	2,366
Share of total Israeli cellular subscribers (at period end) (5)	27%	26%	25%	25%	25%
Average monthly revenue per cellular subscriber including roaming (“ARPU”) (NIS) (6)	69	65	62	58	57
Churn rate for cellular subscribers (7)	46%	40%	38%	35%	31%
Number of TV subscribers (000’s) (at period end) (8)			43	122	188
Estimated cellular coverage of Israeli population (at period end) (9)	99%	99%	99%	99%	99%
Number of employees (full time equivalent) (at period end) (10)	2,882	2,686	2,797	2,782	2,834

(1)	The population estimates are as published by the Central Bureau of Statistics in Israel as of December 31, 2019.

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

In view of the expected growing impact of M2M (machine to machine) activity on our business, as from Q4 2018, M2M subscriptions are included in the post-paid subscriber base on a standardized basis, according to which the number of M2M subscriptions included is calculated by dividing total revenues from M2M subscriptions by the average revenue from a dedicated data package subscriber for the relevant period.  This change had the effect of increasing the post-paid subscriber base at December 31, 2018 , by approximately 34,000 subscribers.

References to the number of subscribers are stated net of subscribers who leave or are disconnected from the network, or who have not generated revenue for the Company for a period of over six consecutive months ending at a reporting date.

(5)	Total number of Partner subscribers expressed as a percentage of the estimated total number of Israeli cellular subscribers.

(6)
We have calculated our average monthly revenue per cellular subscriber by (i) dividing, for each month in the relevant year, the total cellular segment service revenues during the month by the average number of our cellular subscribers during that month, and (ii) dividing the sum of all such results by the number of months in the relevant period. The impact on ARPU for 2018 of the inclusion of M2M subscriptions in the subscriber base starting in Q4 2018 was negligible (see Note 4 above.)

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

(8)
TV subscribers – active subscriptions to Partner TV, each of which may have a number of users over a number of different platforms. TV subscribers include subscriptions within time-limited trial periods without charge to the customer. Partner TV was launched in 2017.

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

(10)
A full-time employee is contracted to work a standard 182 hours per month. Part-time employees are converted to full-time equivalents by dividing their contracted hours per month by the full-time standard. The result is added to the number of full-time employees to determine the number of employees on a full-time equivalent basis. Starting in 2019, the number of full-time employees also includes the number of full-time employees of PHI on a proportional basis of Partner's share in the subsidiary (50%).

Exchange Rate Data

On December 31, 2019, the exchange rate was NIS 3.456 per US$1.00 as published by the Bank of Israel. Changes in the exchange rate between the shekel and the US dollar could materially affect our financial results.

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

3D.1a          If the structural separation provisions which apply to Bezeq are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations.

Bezeq-The Israel Telecommunication Corp., Ltd. ("Bezeq") owns and operates the largest fixed-line infrastructure in Israel, and is also one of the largest providers of mobile telephone, internet connection, and other telecommunications services, such as television. Bezeq’s license provides that it maintain structural separation between itself and its subsidiaries (Pelephone, DBS broadcasting and Bezeq International). This requires, inter alia, that Bezeq keep its management, assets and employees fully segregated from those of its subsidiaries.

In order to provide an incentive for Bezeq to implement the wholesale market, the policy of the Ministry of Communications ("MoC") regarding this sector provided that if Bezeq voluntarily implements a wholesale market, then the MoC may consider certain leniencies or abolishing the structural separation between Bezeq and each of its subsidiaries (according to terms set out in the policy document). See “Item 4B.12e - iv  The Ministry of Communications policy regarding the fixed-line telecommunications sector”. Since Bezeq did not voluntarily implement a wholesale market (and in our opinion remains in breach of many of its obligations under MoC policy to this day), we believe that the incentive the MoC envisioned in order to promote such action is no longer relevant.

According to its public disclosure in February 2018, Bezeq sent the MoC a letter demanding that it cancel the structural separation between Bezeq and each of its subsidiaries immediately. According to further public disclosure filed by Bezeq during November 2018 on this subject, the MoC replied to Bezeq that it is considering all options regarding the structural separation of the Bezeq and HOT Telecom LP ("HOT Telecom") groups. In February 2019, Bezeq filed a petition to the High Court of Justice against the MoC for immediate cancellation of the structural separation within the Bezeq Group. In February 2019, Bezeq reported that it intends to apply for MoC approval for a structural change which would transfer all activities and assets of all of its subsidiary companies to a single, separate, entity (limited partnership) (hereinafter “Subsidiary Companies Merger”). In January 2020, the MoC rejected Bezeq's application for the Subsidiary Companies Merger. In February 2020, during the discussion of Bezeq’s petition for immediate cancellation of the structural separation, the MoC announced that the recommendations of the relevant government team tasked with considering all options on this matter will be filed within four months.

If the MoC removes the structural separation provisions applicable to Bezeq before we have firmly established ourselves in the fixed-line telecommunications services market (in both fixed-line telephony, passive infrastructures and broadband) and the multi-channel TV market, Bezeq may be able to offer bundled services more effectively than we, and thereby gain a competitive advantage which could adversely affect our results of operations.

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

3D.1b          If the Ministry of Communications fails to enforce its fixed-line wholesale market reforms on Bezeq and HOT Telecom, lower the wholesale price for use of their fixed-line networks, or prevent Bezeq or HOT Telecom from lowering their retail prices for fixed-line services (thereby reducing our potential margin in this segment), our business and results of operations may be materially adversely affected.

In the past, the MoC has failed to enforce its fixed-line wholesale market reforms ("Wholesale Market Reform") on Bezeq and HOT Telecom, the two largest wireline infrastructure operators in Israel.  If the MoC fails to enforce the most important components of its wholesale market reform, or if it rolls back (partially or in-whole), or fails to enforce, its decisions regarding wholesale access to HOT Telecom's network, or adopts other regulation unfavorable to companies, such as Partner, which must rely on the two wholesale suppliers for access to their fixed line networks, such actions may negatively affect our business and results of operations.

The tariffs for the Bit Stream Access (BSA) services on Bezeq and HOT Telecom's existing networks are set by the MoC. If the MoC fails to update and lower these tariffs in accordance with relevant developments, this may adversely affect our business and results of operations. See "Item 4B.12e Regulatory Developments-Hearings and Examinations".

In addition, the infrastructure owners (Bezeq and HOT Telecom) may lower their infrastructure retail prices thereby narrowing the margin between their retail prices and the wholesale price which we are required to pay them to use their fixed-line infrastructure. This may erode our margin to the point of eradicating the economic feasibility of continuing such operations. If the MoC fails to prevent such conduct by the infrastructure owners, this may adversely affect our business and results of operations.In anticipation of Bezeq's activation of its FTTP (Fiber optic to The Premises) network, the MoC intends to set fixed wholesale prices for the BSA service that will be provided using this new network (unlike the current BSA tariff that has a variable component which depends on peak traffic capacity used). See "Item 4B.12e - iii Hearings and Examinations".  If the MoC fails to set such a fixed price, or if such price is set too high, this may adversely affect our business and results of operations.

For further information regarding this risk, see “Item 4B.12e - iv  The Ministry of Communications policy regarding the fixed-line telecommunications sector”.

3D.1c          The MoC might require us to terminate the use of certain spectrum ranges which have been allocated to us, limit our use of such spectrum, fail to respond to our demands for the allocation of additional spectrum, or conduct the tender for additional frequencies in an unsuitable format. Such eventualities may adversely affect our business and results of operations.

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

 See also "Item 3D.1d The conditions and method chosen to conduct the frequencies tender published by the MoC may prevent us from participating in the tender, lead to significant inflation in the final payments for the frequencies, and affect the quantity and quality of the frequencies that we are awarded. Such eventualities may affect our ability to compete and adversely affect our business and results of operations."

3D.1d          The conditions and method chosen to conduct the frequencies tender published by the MoC may prevent us from participating in the tender, lead to significant inflation in the final payments for the frequencies, and affect the quantity and quality of the frequencies that we are awarded. Such eventualities may affect our ability to compete and adversely affect our business and results of operations.

On July 15, 2019, the MoC published a tender for the award of frequencies, including frequencies intended for 5G services (the "Tender").

The Tender includes 2x30 MHz in the 700 MHz Band, 2x60 MHz in the 2,600MHz band and 300 MHz in the 3,500-3,800 MHz band. The frequencies in the 700 MHz band will be awarded for a period of 15 years and the rest of the frequencies offered in the Tender will be awarded for a period of 10 years.

The Tender committee has chosen to conduct the tender using the Combinatorial Clock Auction (CCA) method. After reviewing the proposed method and based on expert advice, we believe that this method may lead to strategic bidding practices by some contenders which may lead to significant inflation in the final payments for the frequencies.

Mobile network operators ("MNOs") sharing a network are required to bid jointly in this Tender via a joint bid agreement which is to be pre-approved by the Tender committee. On February 17, 2020, we filed together with HOT Mobile a joint bid agreement,that governs the process regarding the submission of the future joint bid. On February 27th, the parties were notified that they are required to file an amended agreement regarding certain matters, by April 22nd.

The Tender includes limits on the amount of frequencies that a single network can be awarded in each band. We believe these limits have been set too high, thereby increasing the risk of excessive demand for the frequencies and inflating the final payments for such frequencies. Furthermore, since the Tender mechanism does not include a specific band allocation within each of the frequency ranges, even if we are awarded a specific band, we cannot guarantee full utilization of such band allocation if such an allocation is of an inferior quality.  Such an outcome could have a material adverse effect on our operations, profitability and capital expenses, and would harm  our ability to migrate to next generation technologies, which would place us at a disadvantage compared to our competitors.

According to the terms of the Tender, only existing MNOs will be allowed to compete for most of the frequencies tendered. Other contenders may compete with the existing MNOs for only 100 MHz in the 3,500-3,600 MHz band. Entry of new facilities-based operators into the cellular market may adversely affect our results of operations.

The Tender includes deployment-based incentives and recommendations for reductions in spectral fees which also depend on the speed of deployment and adoption of new technologies. However, the deployment and operation of new antennas require various consents and permits from all relevant authorities. If we encounter difficulties in obtaining such consents or permits, this may prevent us from meeting the deployment requirements set out in the Tender thereby reducing our chances of obtaining the substantial incentives included in the Tender.

Since we cannot anticipate the minimum bids to be set by the Tender committee, nor what the results of the Tender will be, we cannot fully evaluate the implications of the Tender on our results of operations.

3D.1e          The deployment of our fiber-optic based infrastructure is dependent on effective enforcement by the Ministry of Communications of its reform enabling us to use a competitor’s cable ducts and other passive infrastructure elements.

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

3D.1f          Our strategy in the wholesale market and TV segments is dependent on our ability to connect our fiber optic infrastructure to Bezeq's existing infrastructure at the local level in many points. Achieving this goal may require effective enforcement by the Ministry of Communications and Competition Authority.

The existing tariff for Bezeq's wholesale BSA service has a substantial variable component which depends on peak traffic capacity used by our subscribers in the wholesale market. In order to mitigate the risk inherent in this variable component, the MoC policy allows for the connection of our fiber optic infrastructure to Bezeq's network at the local level (to the component known as the Multi-Service Access Gateway, or MSAG).

Currently, the majority of our deployment to Bezeq's MSAGs is performed based on the MoC's reform which enables us to use Bezeq's existing cable ducts in order to deploy our fiber optic cables and the MoC service portfolio regarding the BSA service, see "Item 4B.12e - iv-  The Ministry of Communications policy regarding the fixed-line telecommunications sector".

Bezeq does not abide by some of its main obligations under the relevant MoC reform and service portfolios. If the MoC fails to effectively enforce its reform in this matter against Bezeq and if the Israel Competition Authority  (formerly the anti-trust authority) fails to prevent Bezeq's anti-competitive practices in this matter, the future progress of this project and our business and results of operations may be materially and adversely affected.

3D.1g          The Network Sharing Agreement we entered into with HOT Mobile may be terminated earlier than we expected due to regulatory intervention. In such case we will be required to split the shared network with HOT Mobile, and the resources, time and expense it may take us to have our own network on a nation-wide coverage may be substantial and could also materially harm our business and the results of operations at such time. Network sharing and similar agreements entered into by our competitors may place us at a competitive disadvantage.

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

3)
PHI is operating under a special license granted by the Ministry of Communications on August 9, 2015. The term of the license is 10 years from the grant thereof. If the term of the license will not be extended, we may not be able to continue sharing the network.

If and when the network sharing will end, we will need to split the shared network with HOT Mobile and the resources, time and expense it may take to have our own network on a nation-wide coverage, may be substantial and could materially harm our business and results of operations at such time. See also "Item 3D.2i If the network sharing agreement entered into with HOT Mobile is unilaterally terminated by HOT Mobile earlier than we expect, we will be required to split the shared network with HOT Mobile and the resources, time and expense it may take us to have our own network in a nationwide coverage, would be substantial and could also materially harm our business and the results of operations at such time." and “Item 4B.8a Overview - Cellular Network Sharing Agreement”.

Network sharing and similar agreements entered into by our competitors

In July of 2016, Cellcom Israel Ltd. (“Cellcom”) announced that it had reached an agreement with Marathon 018 Xfone Ltd. ("Xfone") for 4G (and future generations) network sharing and for 2G and 3G hosting services. This agreement was approved by the Israeli Anti-Trust Commissioner in October of 2016. In March 2017, Cellcom reported that this agreement was approved by the Ministry of Communications.

In 2017, Cellcom entered into an agreement with Electra Consumer Products Ltd. ("Electra") for 3G and 4G network sharing and 2G hosting services. According to Cellcom's report, Electra simultaneously entered into an agreement with Golan Telecom and its shareholders to purchase Golan Telecom's share capital. These agreements were approved by the Israeli Anti-Trust Commissioner, subject to certain conditions. In March 2017, Cellcom reported that the agreements were approved by the Ministry of Communications. Our knowledge of the content of these agreements is based on partial publications including reports filed by Cellcom, Electra and the IDB Development Company Ltd. However, if these agreements received regulatory approval under conditions that are more lenient than those imposed on us, this would place us at a competitive disadvantage compared to our competitors. As a result, our business and results of operations may be negatively impacted. Recently, Cellcom reported that they entered into a binding Memorandum of Understanding for the purchase of Golan Telecom's entire share capital. The transaction is subject to, among others, regulatory approvals. We cannot assess the full impact of this transaction, should it be approved on the competitive environment and our results of operations.

3D.1h          New regulatory initiatives may continue to increase the regulatory burden and intensify competition, which could negatively affect our business and results of operations.

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

3D.1i          The State may impose regulations on TV content services provided over the Internet, which may negatively affect our business and results of operations.

The State (through the MoC and/or the Council for Cable and Satellite Broadcasting) may impose regulations on nascent TV content services which are provided over the Internet ("OTT") and which are currently unregulated. The MoC has published a draft bill which proposes that OTT services will be regulated in stages, according to annual income of the relevant operator (the “Draft Bill”). According to the Draft Bill, no regulation will be imposed on local OTT services with an annual income of less than NIS 350 million. Our annual income from local OTT services is not expected to exceed such a level in 2020.

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

3D.1j          Data protection legislation and the evolving legal environment regarding privacy protection, which has and may continue to impose a heavier regulatory burden on us, could negatively affect our business and results of operation.

Data protection regulations impose wide obligations with respect to data privacy protection. Our business requires us to hold and use certain personal data of our customers, and we believe we are in compliance with all currently applicable laws, regulations, policies and legal obligations, although they are all subject to interpretation and change. However measures we have implemented in order to protect our customers' data may not result in full compliance with applicable laws and regulations. In addition, measures to ensure compliance may require us to invest additional modifications to our solutions to comply with such regulations and might delay offerings of new products and services.

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

3D.1k          We are subject to monitoring and enforcement measures by the Ministry of Communications and other relevant authorities, which may adversely affect our business and results of operations.

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

3D.1l          We have had difficulties obtaining some of the building and environmental permits required for the erection and operation of our cellular network sites, and some building permits have not been applied for or may not be fully complied with. These difficulties could have an adverse effect on the coverage, quality and capacity of our network. Operating network sites without building or other required permits, or in a manner that deviates from the applicable permit, may result in criminal or civil liability to us or to our officers and directors.

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

For the reasons described in further detail below, we have had difficulties obtaining some of the building permits required for the erection and operation of our network sites. As of December 31, 2019, less than 10% of our network sites were operating without local building permits or exemptions which, in our opinion, are applicable. In addition, some of our network sites are not built in full compliance with the applicable building permits.

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

3D.1m        In connection with some building permits, we may also be required to indemnify planning committees in respect of claims against them relating to the depreciation of property values that result from the granting of permits for network sites.

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

As of December 31, 2019, we have provided local authorities with 459 indemnification undertakings. These indemnifications expose us to risks which are difficult to quantify or mitigate and which may have a material adverse effect on our financial conditions and results of operations, if we are required to make substantial payments in connection therewith. In addition, the requirement to provide indemnification in connection with new building permits may impede our ability to obtain building permits for existing network sites or to expand our network with the erection of new network sites. The indemnification requirement may also cause us to change the location of our network sites to less suitable locations or to dismantle existing network sites, which may have an adverse effect on the quality and capacity of our network coverage.

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

3D.1n         The Ministry of Communications has indicated its intention to reduce or cancel cellular interconnection charges, which would negatively affect our income.

An MoC economic opinion published in February 2013, included a recommendation for a further reduction of cellular call and SMS interconnect tariffs towards the end of 2016. Such a reduction may negatively affect our business and results of operations. In February 2017, the MoC notified the cellular companies that due to other priorities, it does not intend to pursue this task at this time. An additional economic opinion commissioned by the MoC has recommended that interconnection charges be cancelled.

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

3D.1p          Our cellular telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. Ensuring compliance with these obligations and restrictions may be outside our control, and may limit our ability to raise new equity capital.  If the obligations or restrictions are not respected by our shareholders, we could be subject to significant monetary sanctions or lose our license.

As with other companies engaged in the telecommunications business in Israel, our license requires that a minimum economic and voting interest in, and other defined means of control of our company be held by Israeli citizens and residents or entities under their control. If this requirement is not complied with, we could be found to be in breach of our license and be subject to significant monetary sanctions, even though ensuring compliance with this restriction may be beyond our control. See “Item 4B.12f Our Mobile Telephone License”.

Our general mobile telephone license requires that our "founding shareholders or their approved substitutes", as defined in the license, hold at least 26% of the means of control in the Company, including 5% which must be held by Israeli founding shareholders (Israeli citizens and residents), who were approved as such by the Minister of Communications. Notwithstanding the aforesaid, following the sale of the controlling stake of the Phoenix Group (one of the Company's approved Israeli founding shareholders) to foreign entities, on November 12, 2019, the MoC issued a temporary order (ending on November 1, 2020) amending the above holding requirement in our license and reducing the percentage that the approved Israeli entities are required to hold from 5% to 3.82% of the means of control in the Company. If the temporary order is not extended by the MoC or if the Phoenix Group's holdings are not approved by the MoC as holdings held by Israeli founding shareholders, we might be in violation of our license.

In addition, if the Company decides to raise capital, it may face significant difficulty to do so since the current holdings of Israeli entities (as defined in the license) holdings are approximately 5% and any equity offering to the public or to the Company's employees and office holders will require an equivalent equity offering of shares to Israeli entities, in a manner in which the total Israeli entities founding shareholders' holdings will not be less than 5% of the total issued share capital. Since the transfer of these Israeli entity shares requires pre-approval of the MoC to determine that the receiving shareholder is eligible to be an Israeli entity, they are limited in their capability of transfer to another shareholder. The Company may need to grant a significant discount in an equity offering of these Israeli entity shares. If the Company were required to raise capital and this issue prevented it from doing so, our business could be adversely impacted (e.g., reduction in sales with long term credit arrangements and/or reduction in capital investments). The license also requires that these Israeli founding shareholders appoint at least 10% of our Board of Directors. In 2006, our Israeli founding shareholders sold substantially all of their shares in the Company to Israeli institutional investors, who were approved as substitutes. Since then, there were additional share sales to Israeli institutional investors that were approved as substitutes by the Minister of Communications.

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

3D.2          RISKS RELATING TO OUR BUSINESS OPERATIONS

3D.2a          Largely as a result of substantial and continuing changes in our regulatory and business environment since 2011, our operating financial results, profitability and cash flows have declined significantly in the past few years compared with the period prior to 2011, including a loss for the year 2015.  In 2019 we earned profits of NIS 19 million (US$ 6 million) compared with profits of NIS 56 million for 2018. Under the assumption that existing trends and the current business environment continue, our operating results are likely to continue to decline in 2020 and possibly beyond, and may result in losses, which is likely to adversely affect our financial condition.

Our revenues in 2019 were NIS 3,234 million (US$ 936 million), a decrease of 1% from NIS 3,259 million in 2018 and the Company recorded a profit in 2019 of NIS 19 million (US$6 million), compared with a profit in 2018 of NIS 56 million. The principal factor leading to the overall decline in operating results over the past several years has been the intense competition resulting largely from regulatory developments intended to enhance competition in the Israeli communications market. These developments have caused, over the past several years, (i) significant price erosion in cellular services due to heightened competition from new entrants in the Israeli cellular market, (ii) a decrease in our cellular subscriber base and market share, and (iii) a decrease in gross profits from equipment sales.

Under the assumption that existing trends and the current business environment continue, these factors are likely to continue to negatively impact our business through 2020 and possibly beyond, and may result in losses. As a result, our financial condition is likely to be adversely affected, thereby increasing the risk of a substantial impairment in the value of our telecommunications assets. See also “Item 5D.2 Outlook”.

3D.2b          Our level of indebtedness could adversely affect our business, profits and liquidity. Furthermore, difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness.

As of December 31, 2019, total borrowings and notes payables amounted to NIS 1,780 million, compared to NIS 1,366 million as of December 31, 2018. In addition, options to issue Series G notes are recorded on our balance sheet as a financial liability at fair value of NIS 28 million as of December 31, 2019. See also “Item 5B.4 Total net financial debt ”. The terms of the Company’s borrowings and notes payable require the Company to comply with financial covenants and other stipulations for existing borrowings. The existing borrowing agreements allow the lenders to demand an immediate repayment of the borrowings in certain events (events of default), including, among others, a material adverse change in the Company’s business and non-compliance with the financial covenants set in those agreements. These events of default include non-compliance with the financial covenants, as well as other customary terms. See “Item 5B.2 Long-Term Borrowings ”.

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

3D.2c          Competition resulting from the full service offers by telecommunications groups and additional entrants into the telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, may continue to cause a further decrease in mobile and fixed-line service tariffs as well as an increase in subscriber acquisition and retention costs, and may reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations.

Competition in the cellular market. Over the past few years, the entrance of new operators and regulatory changes at the time of their entrance which removed portability barriers between cellular operators, combined with various benefits and leniencies awarded to them by the MoC, resulted in increased competition in the market and has continued to lead to high levels of portability of cellular subscribers between cellular operators, which has negatively affected, and may continue to negatively affect, our results of operations. Cellcom, Golan and Xfone have a network sharing agreement which enabled Xfone to enter the market as the sixth facility-based operator. Xfone's entry into the market has increased competition levels in the cellular market, thus negatively affecting our results of operations.

Recently, Cellcom reported that they entered into a binding Memorandum of Understanding for the purchase of Golan Telecom's entire share capital. The transaction is subject to, among others, regulatory approvals. We cannot assess the full impact of this transaction, should it be approved, on the competitive environment and our results of operations.

Entrance of additional MVNOs. The entrance of additional Mobile Virtual Network Operators (“MVNOs”) may further increase competition in the cellular market. Some MVNOs are retailers with a wide customer base and distribution network that allows them to offer attractive package prices to their customers. See “Item 4B.9a Competitors in the Cellular Services market”.

Competitive advantages of the two fixed-line infrastructure groups. The Bezeq Group and the HOT Group are the only Israeli telecommunications providers that have their own nationwide fixed-line telecommunications infrastructures. See "Item 3D.1a If the structural separation provisions which apply to Bezeq are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations."

Because the Bezeq Group and the HOT Group operate their own nationwide broadband internet access and transmission infrastructures, they do not depend on any third party for broadband internet access. Partner (and other telecommunications services providers who do not have their own nationwide independent broadband internet access infrastructure) is unable to independently provide these services to most households, and is dependent on Bezeq and HOT in providing these services, substantially limiting our ability to compete.

Fixed-line infrastructure market. Our entry into the fixed-line infrastructure market in August 2017 entails significant long-term investments associated with infrastructure deployment, for which a postitive return on the investment is not expected in the short term. In addition, our entrance into this market may accelerate the entry of Bezeq and other competitors into this market, deploying their own fiber infrastructures and activating existing ones, or upgrading their existing infrastructure to offer faster connections (such as HOT's infrastructure upgrade which now allows for connection speeds of up to 500 Mbps and future upgrades which could lead to connection speeds of up to 1 Gbps), all of which might reduce or limit our market penetration.

TV market. Increasing competition in the market may include new entrants that might begin offering television services over the internet in a similar format to ours.  Such a development might cause a decline in our market share growth rate.

Furthermore, our entry into new markets (e.g. television services, fixed-line infrastructure) may further intensify price competition in the cellular and fixed-line markets which may have an adverse effect on our results of operations.

Israel Broadband Company (IBC). In August 2013, the Minister of Communications granted Israel Broadband Company (2013) Ltd. (“IBC”), a general license for the provision of fixed-line telecom services (infrastructure) and for the establishment of a nationwide fiber optic network using the Israeli Electric Company’s infrastructure.

Under its general license, IBC is only allowed to sell its services to other telecom licensees. IBC has launched a web portal in which it offers ISP services to end-users (through agreements with selected ISPs). The variety of suppliers, immediate choice, and ability to quickly switch suppliers may commoditize the ISP segment and negatively impact our revenues and profits. IBC was also granted a special license for the provision of domestic fixed-line data communication.

 Under its special license, IBC is permitted to provide its services to large business customers. Entry of IBC into the large business segment of the ISP market may increase competition in this segment and erode our market share, which may negatively affect our results of operation.

In August 2018, the MoC announced its decision to allow IBC to apply for a new license, thereby replacing its universal deployment obligation with an obligation to reach only 40% of Israel's households within 10 years from the grant of such license.

In January 2020, the MOC published a consultation in which it proposed that IBC would be allowed to offer its infrastructure services directly to end-users in bundles which include the ISP services of other suppliers. The MOC also proposed that IBC would be allowed to offer its infrastructure services and ISP services directly to the business segment. However, the MOC did not cancel IBC's exclusive right to use the Israeli Electric Company’s infrastructure nor did it require IBC to pay back the NIS 150 million grant which it received from the State. Such discriminatory treatment of Partner (which was not granted with similar incentives), may place us at a competitive disadvantage and adversely affect our results of operations.

In March 2019, Cellcom reported entering into definitive agreements for investment in IBC and indefeasible right of use in IBC's fiber optic infrastructure and a term sheet for the sale of fiber optic infrastructure in residential areas to IBC. In July 2019, Cellcom reported the completion of an investment transaction in IBC. This agreement might accelerate the deployment of IBC's fiber infrastructure and increase the areas in which Cellcom can offer its customers fiber infrastructure.

Sale of handsets and other equipment. Competition in the market for handsets and other equipment including tablets, laptops, audio-visual devices and other related equipment sold by the Company is high and may increase, which may affect our results of operation. In recent years, entry level smartphones have continuously improved their capabilities at reduced prices. This trend has led to a change in consumer preferences in favor of cheaper smartphones, the sale of which entails lower profitability. In addition, the increase of device sales through e-commerce, among others, as a result of the entrance of new players into the equipment sales market, such as Amazon, might increase competition in this market and adversely effect our results of operation.

Competition in Roaming Services. Some of our competitors may be able to obtain lower roaming rates than us either since they have larger call volumes or through their affiliations with other international cellular operators. Some competing service providers use alternative technologies for roaming that bypass the existing method of providing roaming services. Further competition in roaming services (both inbound and outbound) has arisen and may arise in the future from other telecommunication operators and new technologies that allow subscribers to use global SIM cards and pure internet and App- based services such as Skype, and WhatsApp, as well as other operators' products which use VoIP applications. In addition, some cellular operators market plans that, in addition to calls, SMS and internet, include roaming services to set lists of countries. Such services and plans may further increase competition levels in roaming services, thus negatively affecting our results of operations.

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

3D.2d          Continued increases in the level of competition may bring further downward pressure on prices, which has caused us in the past, and might cause us in the future, to recognize substantial impairment in the value of our assets.

At December 31, 2015, we recorded an asset impairment of NIS 98 million for the fixed-line business in the ISP/VOB CGU. See "Item 5A.1e Impairment of Fixed-Line Assets and Goodwill ".

Continued increases in the level of competition for cellular or fixed-line services may bring further downward pressure on prices which may require us to perform further impairment tests of our assets. Such impairment tests may lead to recording additional significant impairment charges, which could have a material negative impact on our operating profit and profit.

3D.2e          The novel coronavirus disease COVID-19 has had a limited impact on our business and operations to the date of approval of this Annual Report. However, should these trends continue, this may have a material harmful effect on our results of operations and financial position for 2020.

As for other companies in Israel and around the world, the novel coronavirus disease COVID-19 poses an unquantifiable threat to our business and operations. In particular, the significant fall in the volume of international travel by our customers has begun to cause a decrease in revenues from roaming services, and the closure of shopping malls and changes in general consumer behavior have begun to affect the volume of sales of equipment.

As of the date of approval of this Annual Report, the impact has been limited, since the crisis only began at the beginning of March. In addition, the impact has been mitigated by a number of actions taken by the Company, including cutting costs and sending a large quantity of employees on unpaid leave. However, should these trends continue, this may have a material harmful effect on our results of operations and financial position for 2020.

The two main harmful effects expected include:

-
A significant drop in the volume of international travel by our customers which would significantly harm our revenues and profits from roaming services. The Company’s revenues from roaming services tend to increase in the Jewish holidays (in particular in April-May) and during the summer months, and therefore the extent of the impact will also depend on the extent to which the impact of the disease continues through these periods.

-
Closure of shopping malls for a significant period of time and changes in general consumer behavior which would significantly harm revenues and profits from new sales of services, equipment and devices.

Other potential harmful effects in the medium term might include, but are not limited to: disruptions in our equipment supply chain, for example our handsets, spare parts for handsets, electronic equipment for our fiber optic network and other items of equipment needed to continue to provide services to our customers; an increase in expected credit losses; and disruptions to our headquarters and field operations, particularly in view of the fact that a large quantity of employees are, as of the date of this Annual Report, on unpaid leave.

Based on recent experience in several countries, a sharp spike in the number of affected persons may occur without warning, and the ultimate extent of the disease’s spread cannot be foreseen. As a result, the final impact of the disease on our results of operations and financial position cannot be assessed at this time.

3D.2f          HOT Telecommunications and its controlling shareholder, Altice Europe N.V., have offered to acquire 100% of our shares, but there can be no assurance as to the final terms of such transaction or that the proposed transaction will be consummated. As a result, the market price of our shares and ADRs may fluctuate, and our business, revenues and results of operations may be materially harmed.

In press releases on January 29, 2020 and February 5, 2020, we announced that HOT Telecommunication Systems Ltd. and its controlling shareholder, Altice Europe N.V, (the "Potential Acquiror") have proposed to acquire 100% of the issued share capital of the Company (the "Proposed Transaction"). There can be no assurance (i) that the Company's discussions with the Potential Acquiror will result in the entry into any transaction or that if the Company does enter into a transaction with the Potential Acquiror that the closing conditions for the transaction will be satisfied, (ii) as to the terms of any such transaction or (iii) that the Company will realize the benefits of any such transaction.

The pendency of the Proposed Transaction creates uncertainty about our future, which subjects the Company to a number of risks that could adversely affect our business, revenue and results of operations. These risks include:

-   the diversion of management and employee attention, which could otherwise have been devoted to other opportunities that may have been beneficial to us as an independent company;

-   the potential negative effect of the pendency of the Proposed Transaction on the Company’s business, including uncertainty about the effect of the Proposed Transaction on the Company’s customers, suppliers and other business partners, which could cause customers, suppliers and others to seek to change existing business relationships with the Company; and

-   our current and prospective employees may be uncertain about their future roles and relationships with the Company, which uncertainty may adversely affect our ability to attract and retain key personnel.

In addition, the uncertainty created by the pending Proposed Transaction could cause the trading price of our common stock and ADRs to fluctuate.

In the event that the Company does enter into a formal agreement with respect to the Proposed Transaction, there will be uncertainties related to (a) the risk that the Proposed Transaction may not be completed in a timely manner or at all; (b) the failure to receive, on a timely basis or otherwise, any required approval of the Proposed Transaction by the Company's shareholders; (c) the possibility that competing offers or acquisition proposals for the Company will be made; (d) the possibility that any or all of the various conditions to the consummation of the Proposed Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (e) the occurrence of any event, change or other circumstance that could give rise to the termination of the formal agreement in respect of the Proposed Transaction, including in circumstances which would require the Company to pay a termination fee or other expenses; (f) the effect of the announcement or pendency of the potential transaction on the Company's ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally; (g) risks related to diverting management’s attention from the Company's ongoing business operations; and (h) the risk that shareholder litigation in connection with the Potential Transaction may result in significant costs of defense, indemnification and liability.

The Proposed Transaction is the subject of discussions between the Company and the Potential Acquiror. The Company does not intend to make any additional comments regarding the Proposed Transaction or the Company's Board of Directors examination of the Proposed Transaction and other business options unless and until it is appropriate to do so, or a formal agreement with respect to a transaction has been reached and executed.

3D.2g          Our operations in the television services market entail risks and costs.  Television services provided a negative contribution to profits for the years 2018 and 2019, and may not contribute to profits for 2020.

Providing television services necessarily entails costs, including capital and operating expenditures related to the establishment of the infrastructure of our technological content management system, which supports our television service, and the costs of wholesale access to fixed-line infrastructure, television technicians, the content management team, service and sales, licensing and distribution rights and the purchase of other equipment (e.g. Set top boxes).

Our television services also require continued access to premium content. If we fail to secure and maintain the rights to premium content, our ability to continue to expand our customer base may be limited and our results of operations may be negatively affected.

Our television services are provided over the internet. Due to the fact that most of our television subscribers are also subscribers to our wholesale internet infrastructure service, any growth in the volume of data such television subscribers (as well as ISP and wholesale market subscribers) consume during peak hours translates into an increase in the payment to the infrastructure holders for access to their infrastructure. If such growth exceeds our estimations this may increase our costs and negatively affect our results of operations.

According to Bezeq's immediate report, in March of 2019, the Board of Directors of DBS Satellite Services (1998) Ltd. (a wholly owned subsidiary of Bezeq, "Yes") approved a plan for a migration from satellite based broadcasting to broadcasting over the internet (OTT). According to its immediate report on this issue, Yes’s plan involves a gradual long-term process which is expected to span over several years. Since Yes is indifferent to the cost of access to the internet infrastructure (unlike operators which provide wholesale internet infrastructure service, such as Partner) the move to OTT services may reduce its costs and provide it with a competitive advantage over Partner and other OTT providers which are required to pay for infrastructure access.

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

For the years 2018 and 2019, the contribution of television services to profits was negative. The contribution may continue to be negative for 2020.

3D.2h           Our revenues from the pre-paid subscriber base have decreased over the last few years and may continue to decrease as a result of the increased competition in the market.

Over the last few years, our revenues from the cellular pre-paid subscriber base have decreased, mainly as a result of a decrease in the number of pre-paid subscribers. Service revenues from cellular pre-paid subscribers totaled NIS 99 million (US$ 29 million) in 2019 compared with NIS 114 million in 2018, a decrease of 13%, and NIS 146 million in 2017. The principal factors leading to this continued decline over the past few years in the pre-paid subscriber base have been the decline in pricing of unlimited post-paid plans and therefore the relative attractiveness of those plans compared to the pre-paid plans.  In addition, there has been increased competition in the pre-paid market due to the entrance of new operators. If this trend continues, revenues from pre-paid subscribers will continue to decline.

3D.2i          If the network sharing agreement entered into with HOT Mobile is unilaterally terminated by HOT Mobile earlier than we expect, we will be required to split the shared network with HOT Mobile and the resources, time and expense it may take us to have our own network in a nationwide coverage, would be substantial and could also materially harm our business and the results of operations at such time.

Pursuant to the terms of the Network Sharing Agreement that we entered into with HOT Mobile as of April 2022, either party is entitled to terminate the Network Sharing Agreement for convenience by notifying the other party to that effect two years in advance. See "Item 3D.1e The Network Sharing Agreement we entered into with HOT Mobile may be terminated earlier than we expected due to regulatory intervention. In such case we will be required to split the shared network with HOT Mobile, and the resources, time and expense it may take us to have our own network on a nation-wide coverage may be substantial and could also materially harm our business and the results of operations at such time. Network sharing and similar agreements entered into by our competitors may place us at a competitive disadvantage."

If and when the network sharing will end, we will need to split the shared network with HOT Mobile and the resources, time and expense it may take to have our own network on a nation-wide coverage, would be substantial and could materially harm our business and results of operations at such time.

3D.2j          Equipment failures, system failures, natural disasters and hostile events such as acts of war, terror or cyber-attacks may materially adversely affect our results of operations.

Our ability to provide ongoing services to our subscribers, bill for services rendered and protect company and subscriber data are all vulnerable to various types of risks.

Such risks may include equipment failures, network and infrastructure failures, computer and IT system failures, transmission outages, spectral interferences, third-party systems and networks, natural disasters (such as fire, extreme weather and earthquakes), hostile events (such as acts of war, terror-attacks, see “Item 3D.2t The political and military conditions in Israel may adversely affect our financial condition and results of operations.”), cyber-attacks and data breaches whether by employees or other third parties. If any such events do occur, they could have a material adverse effect on our operations.

System upgrade and moving into virtualized architecture of the network. During 2020, we will continue to upgrade our LTE mobile core network into a virtualized solution provided by Mavenir Systems Limited ("Mavenir"). See "10C Material Contracts". During the upgrade, we plan to operate our existing Ericsson network and the new Mavenir network in parallel to aid in the transition to the upgraded network until all phases of the upgrade are completed. During the upgrade we will experience an increased risk of major system or business disruptions. Interruptions and/or failure of this upgraded network could disrupt our operations and impact our ability to provide our services, retain customers, attract new customers, or negatively impact overall customer experience, damage our reputation and result in legal proceedings and as a result might adversely affect our business and results of operations.

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

If despite such efforts, we are unable to operate our networks even for a limited period of time or provide some or all of the telecommunications services to a substantial portion of our customers, whether temporarily or for an extended period of time, or if data of our customers and others is lost or accessed by third parties, we may be exposed to legal claims and liability, we may be found to be in breach of our legal obligations towards our customers, our brand and reputation may be damaged, we may suffer a loss of customers, our ability to attract new customers may be impaired, and we may be required to compensate our customers. Such eventualities may negatively affect our business, and our short- and long- term results of operations may be materially adversely affected. Furthermore, we cannot be sure that the insurance policies we have subscribed with respect to cyber risk will adequately cover or include the damage or losses resulting from successful cyber attacks or if we will be able to renew such insurance.

3D.2k          We depend on a limited number of suppliers and vendors for key equipment and services. Our results of operations could be adversely affected if our suppliers and vendors fail to provide us with needed services and adequate supplies of network equipment, handsets and other devices or maintenance support on a timely basis.

Network suppliers. Our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software were purchased from LM Ericsson Israel Ltd. (“Ericsson”). See “Item 4B.8g Suppliers”.  In January 2019, we entered into an agreement with Mavenir Systems Limited for the upgrade and improvement of the performance of our LTE network.  As a result of our equipment having been provided by Ericsson and our current reliance on Mavenir, we are substantially dependent on these two vendors and our operations and business results could be materially adversely affected if they cannot provide us with the required service and maintenance. See "Item 3D.2i Equipment failures, system failures, natural disasters and hostile events such as acts of war, terror or cyber-attacks may materially adversely affect our results of operations.” and "Item 10C Material Contracts".

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

3D.2l          The unionization of our employees has negatively affected and may continue to negatively affect our financial results.

The collective employment agreements that we signed on March 13, 2016 and on December 12, 2016 with the employees' representatives and the Histadrut, the labor union representing the Company’s employees, and that were valid for a period of three years (2016-2018) were renewed in March 2019. Accordingly, the renewed agreement is valid from January 1, 2019 for a period of three years until December 31, 2021, except for the provisions regarding salary increases, which renewed at the end of 2019 and are valid for a period of one year and will be renegotiated for the year 2021 towards the end of 2020. Similar to the previous agreements, the organizational chapter includes, among other terms, provisions regarding manning and changing of positions, termination of employment and tenure and the economic chapter includes, among others, provisions regarding terms of employment, benefits and welfare. See "Item 6D Employees".

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

3D.2m          Our purchase commitments pursuant to our non-exclusive agreement with Apple for the purchase and resale of iPhone handsets in Israel may adversely affect our financial results.

Following the expiration of our previous agreement in 2016 and pursuant to a non-exclusive agreement we entered into in June 2016 with Apple Distribution International for the purchase and resale of iPhone handsets in Israel, we agreed to purchase a minimum quantity of iPhone handsets per year, for a period of three years. The agreement has been extended until May 2020, while the parties are negotiating the renewal of the agreement.These purchases represent a significant portion of our expected handset purchases over that period. If we fail to meet the minimum quantities and do not reach an agreement with Apple regarding this matter, we may be in breach of the agreement which may involve payment of damages, which would increase our costs.

3D.2n          Unanticipated growth in subscriber demand for cellular data may require us to make additional investments and to modify certain products or services.

As a diversified multi-service communications and media service provider, we have developed services and successfully encouraged subscriber demand for internet access and content and data consumption using cellular phones, smartphones, tablets, data cards and ISP Services. However, in the event subscriber demand for data increases more rapidly than expected, we may need to develop strategies to avoid data traffic overloading the capacity of the network. Such strategies may include modifying certain products or services or undertaking significant additional investments. In addition, regulatory developments seeking to ensure “fair usage” of the internet for all persons may impose changes on the terms and conditions of certain of our current or future services. In the event of substantial, rapid growth in data consumption by our subscribers and the public generally, we may be obliged to undertake significant investments and to adjust our product offerings, both of which could have a material adverse effect on our financial condition or results of operations.

3D.2o          We could be subject to legal claims due to discrepancies between our marketing offerings and the bills processed by our information systems.

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

3D.2p          Actual and alleged health risks related to network sites and the use of mobile telecommunications devices, including handsets, could have a material adverse effect on our business, operations and financial condition.

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

3D.2q          The telecommunications industry is subject to rapid and significant changes in technology and industry structure which could reduce demand for our services.

We face competition from existing or future technologies that have the technical capability to handle mobile, fixed-line and international long distance telephone calls, and to interconnect with local and international telephone networks and the Internet. Such new and evolving technologies include fixed-line and broadband wireless access services, Over the Top or Internet-based voice and multimedia services, Wi-Fi technologies and VoC. For example, internet-based services that provide user experience largely equivalent to our offerings, such as Voice over IP (“VoIP”), messaging services (such as WhatsApp and Skype), and video services (YouTube, video portals) are already available. In addition, the rapid development in recent years of technologies that allow international calls to be placed over the Internet without the need to use the services of an ILD has caused a decrease in the amount of international call minutes placed through the ILD services and also serve as an alternative for fixed-line communications. In particular, the risk posed by VoIP is that the purchase of a data package alone will be sufficient for the provision of most cellular voice, data and messaging services.

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

3D.2r          We are exposed to, and currently engaged in, a variety of legal proceedings, including class actions and requests to approve lawsuits as class actions.

In addition to a number of legal and administrative proceedings arising in the ordinary course of our business, we have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure. These proceedings may result in civil liabilities or criminal penalties against us or our officers and directors. We also must defend ourselves agains customer claims, including class actions and requests to approve lawsuits as class action suits, regarding, among other matters, alleged breaches of the Consumer Protection Law and the Telecommunications Law as well as breaches of provisions of our licenses.  Such claims and lawsuits are costly to defend and may result in significant monetary damages. See also "Item 3D.1k We are subject to monitoring and enforcement measures by the Ministry of Communications and other relevant authorities, which may adversely affect our business and results of operations." During the last few years, additional requests to approve lawsuits as class actions have been filed against the Company and we expect this trend to continue in light of various amendments to the Consumer Protection Law and the stricter regulatory policies that have been adopted. In cases where the courts have accepted the plaintiff's position, it may determine that we have breached our licenses or the law which may adversely affect our financial results. The costs that may result from these lawsuits are only accrued when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of legal counsel and on the Company’s estimate of the financial exposure if the verdict is in favor of the plaintiff. If the requests to certify lawsuits against us as class actions are approved and succeed or if we underestimate the potential exposure our financial results will be adversely affected. See “Item 8A.1 Legal and Administrative Proceedings".

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

3D.2s          We are dependent upon our ability to interconnect with other telecommunications carriers. We also depend on Bezeq and other suppliers for transmission services and some of our Fixed-Line Services are dependent on our having access to Bezeq and the HOT Group’s fixed-line network. The failure of these carriers to provide these services on a consistent basis could have a material adverse effect on us.

Our ability to provide commercially viable fixed-line and cellular telephone services depends upon our ability to interconnect with the telecommunications networks of existing and future fixed-line, cellular telephone and international operators in Israel in order to complete calls between our customers and parties on the fixed-line or other cellular telephone networks. All fixed-line, cellular telephone and international operators in Israel are legally required to provide interconnection to, and not to discriminate against, any other licensed telecommunications operator in Israel. We have interconnect relations with all the Israeli operators, including Bezeq and HOT Telecom, and we also depend on their internet broadband access infrastructure in order to provide TV, ISP services and VoB fixed telephony services. See “Item 3D.1b If the Ministry of Communications fails to enforce its fixed-line wholesale market reforms on Bezeq and HOT Telecom, lower the wholesale price for use of their fixed-line networks, or prevent Bezeq or HOT Telecom from lowering their retail prices for fixed-line services (thereby reducing our potential margin in this segment), our business and results of operations may be materially adversely affected.” and "Item  3D.1a If the structural separation provisions, which apply to Bezeq, are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations. ”

We are also dependent on the submarine infrastructure made available by TI Sparkle Israel (formerly Med Nautilus), which provides mutual international transmission based on fiber optics between Israel and other countries. See “10C Material Contracts” as well as Tamares Telecom Ltd. We also depend on foreign operators that provide us with interconnection to the global internet network.

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

3D.2t          The political and military conditions in Israel may adversely affect our financial condition and results of operations.

The political and military conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners and political instability within Israel or its neighboring countries are likely to cause our revenues to fall and harm our business. During the last decade, there has been a high level of violence between Israel and the Palestinians, including missile strikes by Hamas against Israel, which led to an armed conflict between Israel and the Hamas over the past few years. In the last few years, Iran has threatened to attack Israel with nuclear weapons.  There is evidence that Iran has a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon and Syria. This situation may potentially escalate in the future to violent events which may affect Israel and us. Ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on the Israeli economy, in general, and on our business, financial condition or results of operations. During such periods, incoming and outgoing tourism may be affected which consequently may have an adverse effect on our financial results. In particular, in recent conflicts, missile attacks have occurred in civilian areas, which could cause substantial damage to our infrastructure network, reducing our ability to continue serving our customers as well as our overall network capacity. In addition, in the event political unrest and instability in the Middle East, including changes in some of the governments in the region, causes investor concerns resulting in a reduction in the value of the shekel, our expenses in non-shekel currencies may increase, with a material adverse effect on our financial results.

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

3D.2u          Operating a telecommunications network involves the inherent risk of fraudulent activities and potential abuse of our services, which may cause loss of revenues and non-recoverable expenses.

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

3D.2v          Our business may be impacted by shekel exchange rate fluctuations and inflation.

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

3D.2w          We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which may have a material adverse effect on our operating results and our share price.

Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to the evaluation of our internal control over financial reporting require substantial resources, management time and attention. We expect these efforts to require a continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Although our management has concluded that our internal control over financial reporting was effective as of December 31, 2019, we may identify material weaknesses or other disclosable conditions relating to internal control over financial reporting in the future. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and significant effort and expense, and could have a material adverse effect on our operating results and on the market price of our ordinary shares.

3D.2x          There can be no assurance that dividends will be declared or, if they are, at what level. No dividends have been distributed since 2013.

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

3D.2y          Our tax liability may be greater than expected.

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

3D.3          RISKS RELATED TO OUR PRINCIPAL SHAREHOLDER

3D.3a          Approximately 27.16% of our issued and outstanding shares and voting rights are held by a receiver (under Israeli law), who may not act in the best interests of the Company or its shareholders.

On November 12, 2019, the District Court of Tel Aviv ("the Court") issued a court order ("the Court Order") under which attorney Ehud Sol (the “Receiver") was appointed as receiver for 49,862,800 of the Company's shares, representing as of March 1, 2020, approximately 27.16% of our issued and outstanding share capital and the largest block of shares held by a single shareholder. The shares (the “Pledged Shares”) had been purchased by S.B. Israel Telecom Ltd. ("S.B. Israel Telecom") from Advent Investments Pte Ltd (“Advent”) in 2013; in connection with the purchase, S.B. Israel Telecom assumed certain debt owed to Advent, and agreed that such debt would be secured by, among other things, the Pledged Shares. S.B. Israel Telecom defaulted on the payment, and on November 11, 2019, consented to enforcement and foreclosure proceedings with respect to the Pledged Shares.

 The Court Order was issued due to an application filed by Advent ("Advent's Application") and granted the Receiver substantial rights related to the Pledged Shares, including the right to participate in our shareholders’ meetings, to vote the Pledged Shares, to receive dividends, and any contractual right related to the Pledged Shares, although as noted below, the Receiver may not sell or transfer the Pledged Shares without the Court’s approval.  Without derogating from those rights of the Receiver, S.B. Israel Telecom remains the holder of legal title to the Pledged Shares. On December 9, 2019, the Ministry of Communications granted, within its powers, a permit to the Receiver to exercise means of control of the Company by himself.  As a result, the Receiver has the power to substantially influence the nomination of the Company’s Board of Directors and to play a preponderant if not decisive role in other decisions taken at meetings of our shareholders.  For example, to the extent that the Company's discussions with Hot Telecom result in the entry into the Proposed Transaction, the Receiver would have the power to block approval of the Proposed Transaction, which requires approval by holders of at least 75% of the Company’s shares, since the Receiver has the right to vote over 27% of the shares. The Receiver is expected to hold such rights until the Pledged Shares are sold or transferred to Advent, actions that would require the Court’s approval according to the Court Order and Advent's Application. S.B. Israel Telecom has agreed that it will not raise an objection to such a transfer to Advent if it occurs within 9 months of November 11, 2019, the date of its consent; following such period, S.B. Israel Telecom may object to such transfer, particularly if it believes that the value of the Pledged Shares as of the proposed transfer date exceeds the amount of its defaulted debt to Advent.

The Receiver is to exercise the rights associated with the Pledged Shares based on its judgment and subject to the Court’s orders and approvals. The Receiver is not obligated to exercise such rights in the best interests of the Company or its shareholders.

ITEM 4.          INFORMATION ON THE COMPANY

4A.         History and Development of the Company

              HOT Telecommunication Systems Ltd. and its controlling shareholder, Altice Europe N.V, have proposed to acquire 100% of the issued share capital of the Company.

See "Item 3D.2f HOT Telecommunications and its controlling shareholder, Altice Europe N.V., have offered to acquire 100% of our shares, but there can be no assurance as to the final terms of such transaction or that the proposed transaction will be consummated. As a result, the market price of our shares and ADRs may fluctuate, and our business, revenues and results of operations may be materially harmed."

We were incorporated in Israel under the laws of the State of Israel on September 29, 1997, as Partner Communications Company Ltd. Our products and services were marketed under the “Orange” brand until February 16, 2016, when it was replaced with the “Partner” brand. Our principal executive offices are located at 8 Amal Street, Afeq Industrial Park, Rosh Ha’ayin 48103, Israel (telephone: +972-54-7814-888). Our website addresses are www.partner.co.il, www.012mobile.co.il and https://www.012.net/. Information contained on our websites does not constitute a part of this Annual Report. Our authorized U.S. representative is Puglisi and Associates, 850 Library Avenue, Suite 204, Newark, Delaware, 19711 and our agent for service in the United States is CT Corporation System, 28 Liberty St., New York, New York 10005.

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

•	In January 2007, we were granted a domestic fixed license by the Ministry of Communications, and in February 2007 we were granted a network termination point license.

•	In December 2008 and January 2009, we launched three additional non-cellular business lines: VoB telephony services, ISP services and Web VOD (video on demand).

•	In October 2009, Scailex Corporation Ltd. ("Scailex') became our principal shareholder through acquiring the entire interest in the Company of our previous controlling shareholder.

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

•
In January 2013, S.B. Israel Telecom Ltd. ("S.B. Israel Telecom"), an affiliate of Saban Capital Group, a private investment firm, based in Los Angeles, California, specializing in the media, entertainment and communications industries, became our principal shareholder through acquiring 30.87% of our issued and outstanding shares, principally from our previous controlling shareholder, Scailex.

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

•
In November 2019, the MoC appointed a permanent receiver for the Company shares held by S.B. Israel Telecom and granted the receiver a permit to exercise means of control of the Company by himself. See "Item 3D.3a Approximately 27.16% of our issued and outstanding shares and voting rights are held by a receiver (under Israeli law), who may not act in the best interests of the Company or its shareholders."

For information on our capital expenditures for the last three financial years, and for the principal capital expenditures currently in progress, see “Item 4B.8 Our Network” and “Item 5B.4 Total Net Financial Debt- Capital Expenditures”.

4B.         Business Overview

Partner Communications Company Ltd. is a leading Israeli telecommunications company, providing a wide integrated and customized range of cellular and fixed-line telecommunication services, including infrastructure, international long distance (ILD), internet services provider (ISP), television and other services as well as related equipment. We offer our subscribers a full range of products and services to address a broad range of communications needs based on advanced technologies and competitive tariff plans.

As a comprehensive communications group, we supply our services through two business segments:

-
the cellular segment, our main business, which represents the largest portion of our total revenues. The cellular business segment includes cellular communications services such as airtime calls, international roaming services, text messaging, internet browsing, value-added and content services, handset repair services and services provided to other operators that use the Company's cellular network. The Company also sells and leases a range of equipment related to cellular services. See "Item 4B.5a Cellular Services and Products".

At December 31, 2019, we had approximately 2,657 thousand cellular subscribers, representing an estimated 25% of total Israeli cellular telephone subscribers at that date. As of that date, approximately 89% of our subscriber base (approximately 2,366 thousand subscribers) subscribed to post-paid tariff plans and 11% (approximately 291 thousand subscribers) subscribed to pre-paid tariff plans. (For a definition of “subscriber”, see “Item 3A Selected Financial Data”).

Our GSM/UMTS network covers 99% of the Israeli population, and our LTE network covers 99% of the Israeli population, in line with the deployment milestones in our license. We currently operate our GSM network in the 900 MHz and 1800 MHz bands, the UMTS network in the 900 MHz and 2100 MHz band and the LTE network in the 1800 and 2100 MHz bands. We are currently operating 550 LTE sites in the 700MHz band with temporary frequency allocations from the MoC. Our services provided on our network include standard and enhanced services, as well as value-added services and products. See “Item 4B.5 SERVICES AND PRODUCTS".

We market our cellular services and products mainly under the Partner brand as well as under the 012 Mobile brand;

and

-
the fixed-line segment, which includes a number of services provided over fixed-line networks including (a) Internet services including access to the internet through both fiber optics and wholesale broadband access, ISP services, internet Value Added Services (“VAS”) such as cyber protection, anti-virus and anti-spam filtering, and fixed-line voice communication services provided through Voice Over Broadband (“VOB”); (b) Business solutions including SIP voice trunks, Network Termination Point Services ("NTP") – under which the Group supplies, installs, operates and maintains endpoint network equipment and solutions, including providing and installing equipment and cabling within a subscriber's place of business or premises, hosting services, transmission services, Primary Rate Interface (“PRI”) and other fixed-line communications solution services; (c) International Long Distance services (“ILD”): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services; and (d) Television services over the Internet ("TV"). In addition, this segment includes sales and leasing of fixed-line and home devices and equipment. See "Item 4B.5b Fixed-line Services and Products".

Our fixed-line services are marketed under the Partner and 012 brands.

In 2019, Partner was named by Marketest, a multi-discipline research and consulting firm, as the leading company among the largest telecommunications companies in Israel for its customer service.

In 2019, we were named by Coface BDi, a prominent business information group in Israel, as the leading company in the Israeli telecommunications industry in their "best workplace" survey.

 In 2019, we were named by the Maala organization in their highest platinum plus category for corporate social responsibility for the twelfth consecutive year.

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

4B.2          SPECIAL CHARACTERISTICS OF THE FIXED-LINE TELECOMMUNICATIONS INDUSTRY IN ISRAEL

Bezeq and HOT Telecom are the only telecommunications services providers with their own nationwide fixed-line infrastructure. IBC, along with the infrastructure that it acquired from Cellcom, is deploying its fiber-based fixed-line services and is obligated to reach a 40% deployment within ten years of the grant of its license. Partner is deploying its fiber optic lines in some areas across Israel.

Fixed-line telephony Services

Bezeq is the incumbent provider of fixed-line telephony services in Israel and holds a majority of the market. The remaining portion of the market is divided between HOT Telecom, the next largest provider, Cellcom and Partner.

Broadband and Internet services. The fixed-line internet access market used to be divided into two tiers of services: infrastructure services and ISP service. Since February 2015, with the launch of the wholesale market reform, ISPs have begun to market bundled packages which include both (Bezeq's) infrastructure and ISP components. Since 2019, HOT Telecom began to offer wholesale services on its cable infrastructure.

The Ministry of Communications declared its intention to provide an incentive for Bezeq to implement the wholesale market by reducing the regulations requiring Bezeq to maintain a “structural separation” between its fixed-line and its TV services and other telecommunications operations. See “Item 3D.1a If the structural separation provisions, which apply to Bezeq, are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations. ”

In August 2013, the Minister of Communications granted Israel Broadband Company (2013) Ltd. (“IBC”), a general license for the provision of fixed-line telecom services (infrastructure) and for the establishment of a nationwide fiber optic network using the Israeli Electric Company’s infrastructure. See "Item 4B.9b Competitors in Fixed-line Services- Israel Broadband Company (IBC)".

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

International long distance services

The three major players in ILD services in Israel are: Partner,  Bezeq International and Cellcom, who are estimated to hold together approximately 80% of the market.The other players are Xfone and Telzar 019 International Telecommunications Services Ltd., which commenced operations in 2011, and Hashikma Communications Marketing Ltd., Golan Telecom and HOT Mobile, that commenced operations in 2012. Beginning in 2012, as part of the unlimited packages that the cellular companies began offering their customers, most of them, including the Company, included ILD services to certain destinations in these packages. Proposed regulations intend, among others, to allow all general telecommunications licensees (including MVNOs) to provide international call services to international destinations included in their subscribers’ tariff plans and only calls to destinations not included in the subscriber’s plans would be routed through ILD providers. See “Item 4B.12e - iii Hearings and Examinations-Intervention in international call market”. Such regulations may alter the ILD market structure in Israel and decrease the volume of international calls routed through ILD providers.

4B.3          OUR STRATEGY

Partner’s strategy is to further reinforce its position as a comprehensive telecommunications company that offers an entire range of telecommunication solutions to a variety of customers, and we strive to lead the market in service as well as technology. The most recent elements in pursuit of this strategy that continued to be pursued during 2019 were the further rapid deployment of our fiber optic network and the increase in our market share in the television market. The success and synergies of the variety of services that we offer, particularly from these two growth engines, strengthens customer loyalty and increases customer satisfaction. The principal elements of our business strategy are as follows:

•
Offer our customers a range of cellular and fixed-line services and added value services. For our core businesses we intend to continue to offer our customers a wide integrated and customized range of cellular and fixed-line telecommunications services. In addition, we offer our customers tailored  value-added services that combine an entire array of solutions including: network and data infrastructures, advanced information security solutions, integration solutions, and for our business customers, designated services for customers with multiple branches and commercial networks, business information storage in a secured and advanced data center and cloud services. Our value strategy allows us to offer our customers for each of our products, packages that include value-added services and provide the customer with a richer experience than the basic services. This strategy generates more revenue per customer. This strategy of offering our customers higher value services at competitive prices has proven itself since the cellular churn rate in 2019 was the lowest since 2011, which attests to our customers' satisfaction and loyalty.

•
Increase penetration of Partner TV Service. In June 2017, we were the first telecom company in Israel to launch Over the Top television services ("OTT") based on the Android TV platform. In 2019, based on all the published reports of the players in the market, we continued to be the fastest growing TV service in Israel as a result of among other factors, the innovative and advanced interface that enables us to connect our customers “Any place, Any time, Any device” (AAA). Our strategy is to offer our customers unique television services, by partnering with world-leading media service providers, at attractive prices.  As part of our strategy, we continue to be a super aggregator which enables our customers the ability to access the leading streaming services in the world including Netflix, Amazon Prime Video and Spotify using a single interface. For our recent achievements in pursuing this strategy, see "Business Overview- 4B.5b Fixed-line Services and Products-Television Services". We continue to grow our TV service and as of year end 2019 we reached 188,000 subscribers and to date we have reached 199,000 subscribers.

•
Further extend deployment of a fiber optic network over which the Company offers high quality internet services which will increase our independence vis-à-vis the fixed-line infrastructure operators. Our investment in our fiber optic network, which we commercially launched in August 2017, is part of our strategy to maintain our technological leadership in the market. Our fiber optic network, which has already reached more than half of the cities throughout Israel, enables us as a comprehensive communications group to offer increased internet speeds compared to current market offerings, enhance the quality of service and customer experience, and provide additional advanced services. The combination of the fiber optic network and Partner TV Service, which can be offered over our fiber optic network, provides us with a unique advantage and reduces our dependency on the fixed-line infrastructure operators, thus reducing our on-going operating costs. In addition, our strategy of connecting our fiber optic infrastructure to Bezeq's network at the local level (to the MSAG component) (See Item 3D.1f.) is intended to reduce the cost of our use of Bezeq's BSA wholesale service. By connecting our fiber optic infrastructure to Bezeq's MSAGs we save a substantial portion of the cost involved in providing the wholesale infrastructure service (such a connection at the local level reduces the cost of the variable component from the wholesale tariff). To date, we already reached 600,000 households with our independent fiber optic infrastructure while we continue to connect customers at the highest internet speed in Israel of up to 1000 Mb per second in dozens of cities throughout the country. As a result of regulatory decisions regarding deployment, we were able to decrease our installation costs and accelerate the pace of deployment of our fiber optic network during 2019. In 2020, we intend to continue to expand our fiber optic network as well as to connect additional customers to the service. See "Item 5D.2 Outlook". The independent network will constitute a base for future cellular technology network development. In addition, there is potential for future investments in the fiber optic network to be shared through cooperation with other operators and/or potential wholesale activities.

•
Lead in technology and innovation in our cellular network in order to remain at the technological edge. Based on information published by governmental agencies, we have the widest 4G coverage compared to other cellular operators as a result of having the largest deployment of 4G cell sites. See "Item 4B.8 OUR NETWORK". As part of our strategy to remain a leading telecommunications operator in the cellular market and offer more advanced services, we intend to continue investing in 2020 in both our shared network as well as in our core cellular network. We intend to continue to deploy advanced technologies, for instance LTE Advanced, VoLTE and Wi-Fi calling. During 2020, the Company will continue to examine the architecture and the technological aspects related to the implementation of the 5G network in preparation for its anticipated implementation although the timetable will be subject to regulatory decisions and market conditions.

•
Preserve and enhance customer satisfaction to strengthen customer loyalty and decrease churn. In order to increase customer satisfaction, we constantly strive to provide advanced services at a high level of technology and simplify processes and information. Towards this goal, we strive to provide our customers with value-added services and a high level of accessible customer service at our service centers, call centers, and digital channels, as well as through our in-house technicians for fixed-line services.

•
Increase our online services for our customers. To provide our customers with advanced digital services, we are constantly developing possibilities for our customers to purchase services and self services as well as equipment through digital means and cellular apps.

•
Continue to be a major player in the retail sale of handsets and accessories. We continuously adapt ourselves to the changing needs of our customers, while offering new and innovative equipment and accessory developments and changes in the telecommunications market. During 2019, we completed the acquisition of Iconz Holding Ltd., a leading Israeli cellular accessory fashion brand.

•	Continue to examine new potential growth engines. As part of our strategy, we continue to examine new potential growth engines, including through a company acquisition or independent organic activity.

4B.4          MARKETING AND BRAND

We continuously utilize a variety of marketing tools and channels in order to strengthen our brand presence in the market and promote sales.

In 2019 we continued to focus on presenting Partner as a one stop shop for all customer communication needs. Our objective was to differentiate ourselves from our competitors on the basis of our value-added services and competitive pricing, as well as the introduction of our new innovative products.

In 2020, we will continue to reinforce our position as a comprehensive telecommunications company that offers an entire range of telecommunication solutions to our customers with an emphasis on the growth engines of TV services and our fiber optic network while emphasizing the value strategy.

We have created a brand promise to the customer that includes all of our product lines and ensures that they have a partner that gives them more. This promise implements Partner's value strategy, that each of the product lines have packages that include value added services and provide the customer with a richer experience than the basic service. If successful, this strategy should generate more revenue per customer.  We advertise our brand and services in a variety of media channels, including press, television, radio, digital and social networks. Our advertising emphasizes leading and innovative product services and technologies and is targeted to various market segments using several languages.

4B.5          SERVICES AND PRODUCTS

In 2019, approximately 73% of our revenues (excluding inter-segment revenues) was derived from our cellular segment and approximately 26% of our revenues (excluding inter-segment revenues) was derived from our fixed-line segment.

4B.5a          Cellular Services and Products

Cellular Services

Our main business is cellular telephony - including basic cellular telephony services, text messaging, internet browsing and data transfer, content services, roaming services, M2M and IOT services, handset repair services and services provided to other operators that are permitted to use the Company's cellular network. Cellular content and value-added services offered include multimedia messaging, cyber protection, cloud backup, ringtones, music streaming service and a range of business services.

International Roaming

We offer our customers roaming services abroad, which allow a mobile phone subscriber to place and to receive cellular services while in the coverage area of foreign networks owned by operators with whom we have commercial roaming agreements. Our roaming packages allow our customers to benefit from attractive rates in nearly 180 destinations. We offer data-only packages as well as packages that combine calls, data and SMS.

At December 31, 2019, we had commercial roaming relationships with 614 operators in 180 countries or jurisdictions, 315 3G roaming agreements in 177 countries and 127 4G roaming agreements in 68 countries. Creating roaming relationships with multiple operators in each country increases potential incoming roaming revenue for us and gives our subscribers more choice in coverage, services and prices in that country. The 3G and 4G roaming agreements enable our 3G roamers to initiate video calls, high speed data and video and audio content while abroad.

The Ministry of Communications may introduce new regulations that would limit our revenues from roaming services. See “Item 4B.12e - iii Hearings and Examinations”.

Although GSM (2G), UMTS (3G) and LTE (4G) are standardized, the frequency allocation per each technology varies from one country to another. Currently we operate our GSM services on the 900 MHz and 1800 MHz bands, UMTS on 900 MHz and 2100 MHz bands and LTE on 1800 and 2100 MHz bands. We also support LTE technologies on 700 Mhz. All 4G handsets which we sell, support all the above listed technologies and bands while 3G handsets support the above listed bands for GSM and UMTS. Most of the handsets support 700 Mhz, depending on the vendor. While roaming, there is a possibility that a subscriber’s handset will not support all the technologies due to lack of support of a country’s specific frequency bands; however this is rare in GSM and UMTS, due to technology maturity. Standardization bodies allow for more than 27 different LTE bands and since LTE in many countries utilizes reframed GSM and UMTS bands, there may be cases where handsets do not support the frequency allocated for LTE in specific countries.

Cellular Equipment and Devices

Equipment and device sales in the cellular segment include sales and leases of cellular handsets and related cellular devices and accessories, mainly to retail customers but also to some wholesale customers. Until 2017, some sales of digital audio-visual devices and other cellular related devices were also recorded under the cellular segment. However, as from 2017, in view of updates to our sales strategy and the launch of television services, sales of Wi-Fi only devices and other devices not directly related to cellular services, including televisions, are recorded under the fixed-line segment instead of the cellular segment.

4B.5b          Fixed-line Services and Products

Fixed-Line Services and Infrastructure

We offer fixed-line services that include internet services, ILD services, transmission services, telephony services (including SIP services), TV services and high speed broadband fiber optic infrastructure.

•
ISP services. As an internet service provider providing access to the World Wide Web, we offer our customers, in addition to access, additional ISP services including email accounts, Wi-Fi networking as well as additional value added services such as anti-virus and anti-spam filtering. We also offer a bundled package that includes infrastructure and ISP access services following the wholesale market reform, a triple package that includes in addition to the bundled package also TV services and since 2017, we also offer access services over our own fiber optic fixed-line infrastructure in certain parts of the country, with speeds up to 1 GB. As of March 2020, tens of thousands of households are able to connect to Partner's fiber services. Furthermore, we offer our business customers additional tailored value services that combine an entire array of solutions including: network and data infrastructures, advanced information security solutions, integration solutions, designated services for customers with multiple branches and commercial networks, business information storage in a secured and advanced data center and cloud services.  ISP services include the leasing of related equipment including modems and routers.

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

•
Television services. In June 2017, we launched our OTT television services that provide our customers with an enhanced user interface experience of television services based on an open platform, Android TV. Partner TV service offers our customers dozens of live linear channels, including "catch up" capability of up to 14 days, video on demand library, direct access to YouTube and Netflix content through a dedicated button on our remote control allowing our customers to access their favorite show with a simple click. We also enable customers to subscribe and pay for Netflix through the Partner TV bill. Partner TV service includes a fully supported 4K set-top box with an Android TV operating system which enables the viewer to add content, games and music applications directly from the Google Play store. Our full TV service can also be accessed by smartphones, tablets, Apple TV boxes, Smart TVs and personal computers (“TV everywhere”). Approximately 75% of our TV subscribers have bundled offerings. Partner TV service, which has the highest growth rate among all TV operators in Israel, reached 188 thousand subscribers as of December 31, 2019 and as of the date of this report, 199 thousand subscribers. 100% of our TV service set top boxes support our super aggregator strategy, which enables our customers the ability to access leading streaming services in the world using a single interface, thereby creating a competitive advantage for us in the market. During 2019, we launched Partner TV on additional compatible platforms including PCs and a smart TV platform on leading brands such as Samsung, LG and Hisense. In addition, during 2019, we launched an addressable TV advertisement system based on an integrated advertising management platform-Google Ad manager that enables the targeting of specific audiences and maximizes the ability of the Android TV set top boxes. We were honored to be the sole Israeli telecom company to be awarded the TV App of the year for 2019 at the VideoTech innovation awards 2019 Digital TV in London among leading telecom, streaming and technology giants.

•
High speed broadband fiber optic based network. In August 2017, we launched the commercial phase and acceleration of our fiber optic network in residential areas throughout the country, which provides for the first time a more advanced and cost-effective alternative to the existing fixed infrastructure in Israel. To date we have already reached 600 thousand households across Israel with our fiber optic based infrastructure. See "Item 4B.8d Fiber optic network".

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

Fixed-Line Equipment and Devices

Equipment and device sales in the fixed-line segment include sales and rental of modems, domestic routers, servers and related equipment, including a device to increase wi-fi coverage, tv screens, integration project hardware and a variety of digital audio-visual devices, audio accessories and related devices. In addition, we provide our business customers with office communication Private Branch Exchanges (PBX). This service, available on the premises or cloud-based, provides all telephony services including unified communication features as well as Direct Inward Dialing (DID), which provides a block of telephone numbers for calling into the customer’s PBX system. DID allows us to offer our customers individual phone numbers for each person or workstation within the company without requiring a physical line into the PBX for each possible connection.

4B.5c          Tariff Plans

As of December 31, 2019, approximately 89% of our cellular subscriber base (approximately 2,366 thousand subscribers) subscribed to post-paid tariff plans, and 11% (approximately 291 thousand subscribers) subscribed to pre-paid tariff plans.

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

Private customer cellular tariff plans. Most of our post-paid cellular tariff plans for private customers are bundles including unlimited amounts of call minutes and SMS (subject to reasonable use) as well as browsing packages. Many of these bundles also include a limited amount of international call minutes and other value-added services such as cyberguard, antivirus, cloud backup and other solutions and extended handset warranty plans. In addition, we offer a limited number of bundles with fixed amounts of call minutes and SMS and browsing packages. The elements of our cellular tariff plans for post-paid private customers are packaged and marketed in various ways to create tariff packages attractive to target markets, including families, military personnel, youth, students, family members of business customers and other sectors. Our private customer subscriber agreements do not have any commitment periods.

The Company also markets cellular tariff plans under an alternative brand, “012 Mobile”. Under this brand, the Company offers plans mainly under a digital self-service model through a dedicated website (including web-chat with customer representatives) at competitive prices. These tariff plans were launched in order to compete with offers of new operators launched in 2012. Under our pre-paid plans, upon purchase of a SIM card or phone card or prepayment by credit card or cash, customers can use our network, including some of our value-added services, without the need to register with us or enter into any contract. Our pre-paid plans enable us to compete in the pre-paid cellular services market.

Fixed-line tariff plans. For our Fixed-Line Services, we have a wide range of diverse plans to meet the needs of the various sub-markets-ISP, ILD, transmission, TV, fiber, VOB and PRI. We have also launched an unlimited plan for our VoB packages. In the ILD services market we have tariff plans based on call destinations and level of use. Our Internet Service prices and our wholesale infrastructure services prices are based on bandwidth speed. We offer a variety of internet solutions for home and business use according to each customer's needs. With our entrance into the TV services market, we now offer our customers bundled plans that include infrastructure, internet and TV services as well as triple offers that include infrastructure/ internet, TV and home telephony services, including over our fiber optic network infrastructure.

4B.6          SALES AND DISTRIBUTION

4B.6a          Customer Care

We apply a multi-channel approach to target various market segments and to coordinate our cellular and fixed-line sales and services strategy for both our business as well as private customers. Our customer support and service provides several channels for our customers: call centers, Interactive Voice Response (“IVR”), walk-in centers, digital media such as Facebook and self-service support, which include web-based services, including Facebook, mobile application, automated SMS messaging and digital chat.

Call Centers. Guided by our aim to provide high quality service, our call-center services are divided into several sub-centers including business, private and pre-paid for cellular and fixed-line services, and specialized support and services (finance, network, international roaming, TV services and support and infrastructure fiber internet service and support). The call center services are provided in several languages and also provide digital and SMS services through the Company’s websites. These services are provided internally by company employees as well as by outsourcing services.

Walk-in Centers. We currently operate 23 service and sales centers across Israel and 22 Partner stands in shopping centers throughout the country. These centers provide a face-to-face, uniformly designed, contact channel and offer all services that we provide to customers: sales, handset upgrade, handset maintenance,  fixed-line sales, accessories sales fixed-line services (such as Internet and TV) and other services (such as finance, rate-plan changes and subscription to new services). Lease agreements for our retail stores and service centers are for periods of two to ten years. We have the option to extend the lease agreements for different periods including the initial lease period. See also note 19 to the consolidated financial statements.

Self-Service. We provide our customers with various self-service channels, such as IVR, web-based services, and services via SMS, mobile and smartphone applications. The services provided through these channels include general and specific information, tariff plan information and the ability to update them, account balance, billing-related information, roaming tariffs and payment of past due bills. They also provide customers with information regarding trouble shooting and handset operation, and enable customers to activate services as well as to purchase various services.

Technical support. The Company's technicians provide our customers with support services and initial TV and fiber installation and repair services.

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

Management Systems. Our management systems are certificated and monitored by IQC (The Institute for Quality Control, an RVA accredited Certification Body authorized by Bureau Veritas Quality International) to the appropriate international standards:

•	ISO 9001:2015, which focuses on fulfillment of clients and legal requirements;

•	ISO 14001:2015, which coordinates our commitment to habitat and environment; and

•	ISO 45001:2018, which directs our efforts to provide a safe and healthy work environment at our premises.
4B.6b          Sales and Distribution Channels

We distribute our services and products through direct sales channels and indirect sales channels.

4B.6b - i          Direct Sales Channels

Sales and Service Centers: Our walk-in centers in stores and malls also serve as sales centers. The face-to-face contact enables customers to get the “touch and feel” of new handsets, tablets, accessories and services demonstrated by our representatives. We have stands in some of our centers in cooperation with Apple called "BEP" –excellence training program, in which we demonstrate Apple products to customers.

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

4B.6b - ii          Indirect Sales Channels

We have agreements with many traditional dealers that provide over 38 points of sale, selling a range of our products. The private dealer network is an important distribution channel because of its ability to attract existing cellular users to our network. Our dealer network focuses primarily on sales to individual customers and, to a lesser extent, small business customers. These dealers specialize in sales for post-paid customers, handset sales, TV, fiber, infrastructure and internet.

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

4B.6b - iii          Online Sales Channels

Our cellular and fixed-line services are also available to be purchased online. We also manage an online service for the purchase of handsets and other equipment.

4B.7          POST-PAID CUSTOMER CONTRACTS AND CREDIT POLICY

Our standard customer agreements with most of our private customers do not include commitment periods, since they are generally not permitted under Israeli law. Some of our business customers that have more than 100 cellular subscribers enter into an agreement with a commitment period of up to 36 months, as do some of our fixed-line customers with monthly invoices of over NIS 5,000. Customers are billed monthly for charges per services. Roaming access for direct debit cellular customers is subject to credit scoring by our credit supervisors with the assistance of outside credit agencies and may require additional guarantees or deposits.

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

Most of our customers pay for equipment devices with long term financing plans whereby the customer pays for the equipment through monthly payments (generally between 12 and 36 months), which are charged directly to their credit card or to their monthly bill. Where the customer opts to pay the monthly payments via their monthly bill, the outstanding installment payments are not secured. Customers acquiring more than a certain number of device sales are subject to a credit scoring review performed by Partner’s credit supervisors with the assistance of outside credit agencies. During 2016, changes were made to the credit scoring review process whereby stricter requirements were imposed for customers to be accepted for long term financing plans. These changes significantly reduced the level of sales of equipment with long term financing plans. See also "Item 5A.1b Business Developments in 2019".

4B.8          OUR NETWORK

4B.8a          Overview

We have built an extensive, resilient and advanced cellular and fixed-line network system in Israel, allowing us to offer extensive coverage and consistently high quality services. During the years ended December 31, 2018 and 2019, we made capital expenditures of NIS 170 million and NIS 237 million ($69 million), respectively, in our network infrastructure, including in our fiber optic network. See "Item 5B.4 Total net financial debt-Capital expenditures”.

Our network is a converged fixed and mobile telecommunications network. For mobile services we built a multi generation (2G, 3G and 4G) wireless network, which offers full interactive multimedia capabilities. This technology brings wire-free networks significantly closer to the capabilities of fixed-line networks. Improvements in coding and data compression technology provide better voice quality and more reliable data transmission. LTE is the most advanced mobile network technology which is currently available in more than half of the macro base stations. Our LTE network has nationwide coverage based on the existing spectrum of 1800 and 2100 MHz bands. For our fixed-line services we have built a geographical redundant network in case of a network malfunction.

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

In April 2015, the Ministry of Communications also approved the Network Sharing Agreement.

4B.8b          Infrastructure

As of December 31, 2019, our Shared Network consisted of the following main elements:

•
Our radio access network domain consists of 1,952 macro GSM base transceiver stations, 27 micro GSM base transceiver stations and 130 indoor GSM transceiver stations, all linked to 7 base station controllers (HDBSC);

•	2,260 macro UMTS base transceiver base stations (eNodesBs), 34 micro UMTS base transceiver stations and 556 indoor UMTS transceiver stations, all linked to 21 radio network controllers;

•	2,210 macro LTE base transceiver base stations (eNodesBs), 23 micro LTE base transceiver stations and 276 indoor LTE transceiver stations.

Our core network domain consists of 2 DRP switching centers nationwide, 3 media gateways, 2 service GPRS support node/mobility management entity and 2 gateway GPRS support node/evolved packet gateway.

Ericsson was our sole radio and core network equipment supplier, however in January 2019, we entered into an agreement with Mavenir Systems Limited for the upgrade of our LTE mobile core network into a virtualized solution provided by Mavenir. As part of the transition to the upgraded network, we have begun to integrate Mavenir's data core network equipment with the Ericsson equipment. See “Item 4B.8g Suppliers”.

Our fixed-line network domain consists of circuit-switched and Voice over Internet Protocol (VoIP) platforms. Ericsson, Dialogic Networks, Broadsoft and ACME Packet supplies our VoIP solution, whereas the circuit-switched services utilize the mobile switching center platforms alongside Dialogic Network’s switches. The International Long Distance network domain consists of Dialogic ILD Switch, together with NSN’s Signaling Transit Point.

In addition, our network is interconnected with two public switched telephone companies, Bezeq and HOT Telecom, in several locations across Israel. Our network is also connected to all of the cellular networks, all the Israeli international operators, the fixed-line telephone network of the Palestine Telecommunication Co. Ltd. (“Paltel”), and the cellular network of Wataniya Palestine Mobile Telecommunication Company (“Wataniya”), and indirectly to the cellular network of Palestine Cellular Communications Ltd. (“Jawwal”). Our transmission network is made up mainly by our own microwave links and fiber optic infrastructure, while for sites that are unreachable with our own transmission, we lease lines from Bezeq and other operators. Currently approximately 5% of our transmission network consists of leased lines. Our fiber-optic and microwave transmission network enables us to reduce our transmission costs as well as to provide our customers with bundled services of data and voice transmission and fixed-line services. Currently, our transmission network has more than 2,374 kilometers of fiber optics and more than 13 hundred microwave links. See "Item 4B.8d Fiber optic network".

Our radio networks covered 99% of the Israeli population at year-end 2019. We are continuing to expand and improve the coverage, capacity and quality of our LTE network.

4B.8c          Network Design

Our primary cellular network design objective is to further expand and improve our network to provide high voice, video and packet quality, service reliability, high capacity and high coverage quality. In formulating our network design objectives, we have been guided by our business strategy to continue to broaden the highest quality network. The quality parameters that we seek to satisfy are those that we believe are important to cellular users: voice quality, high data rate packet sessions, low “blocked call” rate, low “dropped call” rate and deep indoor penetration, especially in densely populated areas or areas of special commercial interest. With these quality parameters in mind, we rolled out our UMTS/HSPA network starting in 2004, which shares locations with the GSM sites. In December 2007, we signed an agreement with LM Ericsson Israel Ltd. (“Ericsson”) for the replacement of third party 3G radio equipment existing in our network, and in October 2010, we signed an agreement with Ericsson for the upgrade of our existing fixed-mobile network and the deployment of our fourth generation network. Starting in the fourth quarter of 2018, we launched a project to expand coverage and capacity for a 4G network based on the 700 MHz frequency temporarily received from the Ministry of Communications.

We use monitoring probes and counters to ensure network quality.

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

4B.8d          Fiber optic network

In 2006, we purchased Med-1 I.C.–1 (1999) Ltd.'s fiber-optic transmission business. Since then we have continued to expand our fiber optic network, and in 2017, we commercially launched services provided through the network. Our investment in the expansion of our fiber optic network is part of our strategy to maintain our technological leadership in the market, compared to current market offerings. As of March 2020, we have reached already 600,000 households with our independent fiber optic infrastructure. The fiber optic network enables us as a comprehensive communications group to offer increased internet speeds compared to current market offerings, manage the quality of service and customer experience, and offer additional advanced services. The combination of the fiber optic network together with Partner TV Service, which can be offered over our fiber optic network, provides us with a unique advantage and reduces our dependency on the fixed-line infrastructure operators.

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

We were also allocated two additional bands of spectrum:  2 x 10 MHz of UMTS/HSDPA third generation in the 2100 MHz frequency band. We operate GSM 900 MHz band base transceiver stations that enhance the capacity of our network’s quality. In May 2012, we shifted 5MHz of our 900MHz spectrum from the 2G GSM network to the 3G HSPA+ network. In July 2014, we shifted 10MHz of our 1800MHz spectrum from the 2G GSM network to the 4G LTE network. In March 2015, the Minister of Communications approved the results of the tender bid process in which we won an additional 5 MHz in the 1800 spectrum. HOT Mobile was also awarded two bandwidths of 5 MHz of frequencies in the 1800 band, both of which are used for the limited partnership created by the companies.  Now that we have been allocated these frequencies, and have successfully refarmed our existing frequency bands and successful implemented the Network Sharing Agreement with HOT Mobile, our total spectrum available for 4G is 20 MHz, which allows us to offer full 4G services. See “Item 4B.8a Overview – Cellular Network Sharing Agreement”. We have amended the technical annex to our license in order to allow us to refarm some of our existing spectrum (in the 2100 MHz band) for the implementation of LTE Advanced and carrier aggregation technologies. In February 2017, the MoC approved the refarming (the conversion of existing frequencies to a different technology) of these frequencies.  In July 2018, the MoC temporarily allocated to us spectrum bands in the 700 MHz frequency band for the use of advanced LTE technologies, subject to our commitment to comply with all the terms of the temporary allocation. This temporary allocation enables us to streamline the adaptation of the relevant technology and to improve the quality and coverage of the cellular service it provides to its subscribers.

For a discussion of the risks associated with regulatory developments in spectrum allocation, see “Item 3D.1c The MoC might require us to terminate the use of certain spectrum ranges which have been allocated to us, limit our use of such spectrum, fail to respond to our demands for the allocation of additional spectrum, or conduct the tender for additional frequencies in an unsuitable format. Such eventualities may adversely affect our business and results of operations.” and "Item 3D.1d The conditions and method chosen to conduct the frequencies tender published by the MoC may prevent us from participating in the tender, lead to significant inflation in the final payments for the frequencies, and affect the quantity and quality of the frequencies that we are awarded. Such eventualities may affect our ability to compete and adversely affect our business and results of operations."

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

4B.8g          Suppliers

Suppliers for our cellular network. We purchased our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software, from Ericsson, who was our sole supplier of cellular core equipment and systems. In January 2019, we entered into an agreement with Mavenir Systems Limited for the upgrade and improvement of the performance of our LTE network. See "Item 3D.2j We depend on a limited number of suppliers and vendors for key equipment and services. Our results of operations could be adversely affected if our suppliers and vendors fail to provide us with needed services and adequate supplies of network equipment, handsets and other devices or maintenance support on a timely basis." See also “Item 10C Material Contracts”.

We continue to purchase certain network components, for our cellular, fixed and ISP services, from various other key suppliers. For example, Juniper Networks provides the Company with solutions for most of our network segments.

Handset and other equipment suppliers. Following the expiration of our previous agreement with Apple in 2016, in June 2016 we entered into a non-exclusive agreement with Apple for the purchase and resale of iPhone handsets in Israel for a three-year period. The agreement has been extended until May 2020, while the parties are negotiating the renewal of the agreement. See “Item 10C Material Contracts”. During 2019, we purchased the majority of the Company’s handsets from Apple and Samsung. We also purchase handsets and other equipment, including tablets and laptops, from other vendors.

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

 In addition, we have agreements with well known suppliers in the industry for the provision of the following:

•	sports and kids content channels;

•	set top boxes for our TV service;

•	management system;

•	encoding system;

•	content distribution system (live channels and VOD) for end equipment (set top boxes and applications);

•	application interface installed on set top boxes,PCs Apple TV boxes, tablets and cellular devices.

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

One of our subsidiaries, Partner Land-Line Communications Solutions LP ("Partner Land-Line"), has a domestic fixed-line license and is connected directly with other telecommunication networks operating in Israel. The interconnection fees are set by the Interconnection Regulations.

4B.9          COMPETITION

An overview of our principal competitors and of some aspects of the competitive environment for telecommunications services is set forth below. For further information regarding the impact of regulation and regulatory changes on competition, including measures to enable new service providers to enter the market, and the competitive pressures arising from the development of full-service telecommunications providers and new technologies, see “Item 3D.1 Risks Relating To The Regulation Of Our Industry.” and “Item 3D.2a Largely as a result of substantial and continuing changes in our regulatory and business environment since 2011, our operating financial results, profitability and cash flows have declined significantly in the past few years compared with the period prior to 2011, including a loss for the year 2015.  In 2019 we earned profits of NIS 19 million (US$ 6 million) compared with profits of NIS 56 million for 2018. Under the assumption that existing trends and the current business environment continue, our operating results are likely to continue to decline in 2020 and possibly beyond, and may result in losses, which is likely to adversely affect our financial condition.”

Within the Israeli telecommunications market there are 4 major communication groups: Bezeq, HOT, Cellcom and Partner, as well as a number of smaller operators. See "Item 3D.2c Competition resulting from the full service offers by telecommunications groups and additional entrants into the telecommunications market, as well as other actual and potential changes in the competitive environment and communications technologies, may continue to cause a further decrease in mobile and fixed-line service tariffs as well as an increase in subscriber acquisition and retention costs, and may reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations."

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

The table below sets forth an estimate of each operator’s share of total subscribers in the Israeli cellular market at year-end for the years 2015 to 2019.

Estimated Market Shares*	2015	2016	2017	2018	2019

Partner	27%	26%	25%	25%	25%
Cellcom	28%	28%	27%	27%	26%
Pelephone	26%	23%	23%	21%	22%
HOT Mobile	11%	14%	15%	15%	13%
Golan Telecom and others	8%	9%	10%	12%	14%

* Based on Partner subscriber data, as well as information contained in published reports, and public statements issued by other operators.

Cellcom. Cellcom is an Israeli corporation founded in 1994 that is traded both on the Tel Aviv stock exchange as well as NYSE. Cellcom’s major beneficial shareholder is Discount Investment Corporation Ltd., which is controlled by Mr. Eduardo Elzstain. In August 2011, Cellcom acquired Netvision, an Israeli fixed-line operator. Cellcom operates nationwide cellular telephone networks as well as fixed-line telephony, transmission and data services and has partially deployed LTE. In 2014, Cellcom launched OTT television services. In March 2017, Cellcom announced that it received regulatory approval for a networking sharing and hosting services agreement with Xfone. See "Item 3D.1g The Network Sharing Agreement we entered into with HOT Mobile may be terminated earlier than we expected due to regulatory intervention. In such case we will be required to split the shared network with HOT Mobile, and the resources, time and expense it may take us to have our own network on a nation-wide coverage may be substantial and could also materially harm our business and the results of operations at such time. Network sharing and similar agreements entered into by our competitors may place us at a competitive disadvantage." In April 2017, Cellcom announced that following receipt of regulatory approvals, its 3G and 4G networking sharing and 2G hosting services greement with Golan Telecom, came into effect. In March 2019, Cellcom reported entering into definitive agreements for investment in IBC and indefeasible right of use in IBC's fiber optic infrastructure and a term sheet for the sale of fiber optic infrastructure in residential areas to IBC, which are subject to regulatory approvals. In July 2019, Cellcom reported the completion of the transaction. Recently, Cellcom reported that they entered into a binding Memorandum of Understanding for the purchase of Golan Telecom's entire share capital. The transaction is subject to, among others, regulatory approvals. We cannot assess the full impact of this transaction, should it be approved, on our results of operations.

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

In April 2015, the MoC approved a 15-year network sharing agreement between Partner and HOT Mobile pursuant to which the parties created a limited partnership to operate and develop a radio access network to be shared by both parties.  See “Item 4B.8 Our Network- Cellular Network Sharing Agreement”.

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

The Bezeq Group. The Bezeq Group is under structural separation rules which apply to management, employees, assets, marketing and finance, and data systems. Starting in 2010, the Ministry of Communications has allowed the Bezeq Group to market bundled telecommunications services to the private sector, subject to certain conditions and limitations, including provisions which prevent Bezeq from discounting the price of bundled services from their unbundled prices and from including its fixed-line telephony service within bundles. See “Item 4B.2  Broadband and Internet services.” Following implementation of the broadband wholesale market, the requirement for structural separation may be removed, which would allow Bezeq to take advantage of its nationwide presence and cross-subsidization to market and sell more competitive and attractive offers than we will be able to offer. Bundled offerings have become more frequent in Israel and have caused price erosion in the services included. See “Item 3D.1a If the structural separation provisions which apply to Bezeq are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations.”

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

Once an effective wholesale fixed-line market is operating, the Ministry of Communications may cancel the structural separation imposed on the Bezeq and HOT Groups. This will allow the groups to offer attractive bundles that include all of the above services that may result in a loss of market share by Partner in all relevant telecom markets. See “Item 3D.1a If the structural separation provisions, which apply to Bezeq, are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations.If the structural separation provisions (which apply to Bezeq and HOT) are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations.”

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

In the TV services market, we compete with Yes, a subsidiary of Bezeq, which offers TV services provided via satellite and via OTT; In 2019 Bezeq announced that Yes will migrate its satellite based broadcasting TV services to OTT (See "Item 3D.2f Our operations in the television services market entail risks and costs.  Television services provided a negative contribution to profits for the years 2018 and 2019, and may not contribute to profits for 2020."), HOT that offers TV services provided via cable and via OTT, Cellcom that offers hybrid OTT-DTT TV services and Triple C Cloud Computing Company Ltd. that offers TV services via OTT. In addition, there are international VOD content providers that offer complementary TV content. See also “Item 4B.2 Special characteristics of the Fixed-Line Telecommunications Industry in Israel”.

Israel Broadband Company (IBC). IBC received a general license for the provision of fixed-line telecom services (infrastructure) and for the establishment of a nationwide fiber optic network using the Israeli Electric Company’s infrastructure in August 2013. Although IBC is in principle permitted to provide its services only to other telecommunications licensees on a wholesale basis, IBC has introduced a new business model which enables it to reach the retail market through the services of ISPs who sign agreements with them. Initially, IBC had agreements with the relatively small ISPs, however in March 2019, Cellcom reported entering into definitive agreements for investment in IBC and indefeasible right of use in IBC's fiber optic infrastructure and a term sheet for the sale of fiber optic infrastructure in residential areas to IBC, which was completed in July 2019. In August 2018, the MoC announced its decision to allow IBC to apply for a new license, thereby replacing its universal deployment obligation with an obligation to reach only 40% of Israel's households within 10 years from the grant of such license. In January 2019, the MOC published a consultation in which it proposed that IBC would be allowed to offer its infrastructure services directly to end-users in bundles which include the ISP services of other suppliers. The MOC also proposed that IBC would be allowed to offer its infrastructure services and ISP services directly to the business segment. However, the MOC did not cancel IBC's exclusive right to use the Israeli Electric Company’s infrastructure nor did it require IBC to pay back the NIS 150 million grant which it received from the State.

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

4B.11          INTELLECTUAL PROPERTY

 We are the registered owners of the trademark “Partner” in Israel with respect to telecommunications-related devices and services, as well as additional trademarks.  We have also registered several internet Web domain names, including, among others: www.partner.co.il. 012 Smile is the registered owner of several trademarks in Israel with respect to telecommunications-related services that include the numbers “012”. In addition, 012 Smile has registered several internet Web domain names, including, among others, www.012.net and www.012.net.il. Partner is the assignee in a patent application filed in 2012 that claims a method for delivering short messages originated by roaming prepaid subscribers. A Notice of Allowance was issued for the application in 2013 and a patent was issued in 2014.

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

4B.12          REGULATION

4B.12a          Overview

We operate within Israel primarily under the Telecommunications Law, the Wireless Telegraphy Ordinance (New Version), 1972 (the “Wireless Telegraphy Ordinance”), the regulations promulgated by the Ministry of Communications and our telecommunication licenses. The Ministry of Communications issues the licenses which grant the right to establish and operate mobile telephone and other telecommunication services in Israel, and sets the terms by which such services are provided. The regulatory framework under which we operate consists also of the Companies Law, the Securities Law, the Planning and Building Law, the Consumer Protection Law, 1981, and the Non-Ionizing Radiation Law. Additional areas of Israeli law may be relevant to our operations, including antitrust law, specifically the Economic Competition Law, 1988 (previously titled the Restrictive Trade Practices Law, 1988) the Class Actions Law, 2006, the Centralization Law, 2013 and administrative law.

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

Frequency Fees. Under the Telegraph Regulations, the Company is committed to pay an annual fixed fee for each frequency used. For the years 2017, 2018 and 2019, the Company recorded expenses in a total amount of approximately NIS 63 million, NIS 76 million and NIS 79 million, respectively. Under the above Regulations, should the Company choose to return a frequency band, such payment is no longer due. Commencing in 2016, the total amount of frequency fees of both the Company and HOT Mobile under the regulations are divided between the Company and HOT Mobile, through PHI, according to the OPEX-CAPEX mechanism.

Royalties. Pursuant to the Communications Regulations (Telecommunications and Broadcasting) (Royalties), 2001, royalties may be payable to the State of Israel calculated as a percentage of relevant revenues. However, since 2013 the royalty rate has been set at 0%.

4B.12c          Fair Competition and the Economic Competition  Law

Provisions prohibiting Partner from engaging in anti-competitive practices can be found in our license and in the licenses of the other telecommunications operators, in the various telecommunications regulations and in the Economic Competition Law. Our license emphasizes the principle of granting users equal access to the systems of each of the operators upon equitable terms. The Telecommunications Law also provides certain protection against disruption of telecommunications services.

The Economic Competition Law is the principal statute concerning restrictive practices, mergers and monopolies. This law prohibits a monopoly from abusing its market position in a manner that might reduce competition in the market or negatively affect the public. The law empowers the Director General of the Competition Authority to instruct a monopoly abusing its market power to perform certain acts or to refrain from certain acts in order to prevent the abuse. Bezeq has been declared a monopoly in certain markets. HOT has been declared a monopoly in the multi-channel television market.

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

4B.12e - i	MoC decision regarding an update to Bezeq's wholesale market tariffs

In February 2020, the Minister of Communications adopted a decision regarding the update of the wholesale market tariffs. The decision pertains to the years 2019-2022 and relates also retroactively to the years 2017-2018.  This decision is due to reduce the Company's expenses for Bezeq’s wholesale services for the years 2019 and 2020 (compared to the expenses calculated according to the Interim Tariffs). The decision also provides a mechanism for the refund of the surplus payments that the Company made to Bezeq during the years 2017 and 2018.

4B.12e - ii	Transition to IPv6 Protocol

In July 2019, the Ministry of Communications adopted a decision regarding the transition to the IPv6 protocol, which is the most recent version of internet protocol. The Ministry decided, among others, that telecom operators (such as Partner) will adapt their network and its components to fully support the IPv6 protocol. ISPs and domestic fixed-line operators will be required to complete this transition within 48 months of the decision while cellular operators will be required to complete it within 24 months. The subscribers will be transitioned gradually to the IPv6 protocol according to milestones so that 100% of subscribers are transitioned to the IPv6 protocol at the end of the time periods mentioned above. Operators will be obliged to replace terminal equipment which their subscribers have rented or leased from them and which does not support the IPv6 protocol. Operators will not be obliged to transition subscribers which own terminal equipment that does not support the IPv6 protocol, provided that such subscribers have refused to replace their terminal equipment and have signed a written waiver on this issue.

4B.12e - iii          Hearings and Examinations

The Ministry of Communications and other regulators have also conducted hearings and examinations on various matters related to our business, such as:

•
Inter-Ministerial recommendations on Bezeq’s FTTH/B Universal Service obligations. In November 2019, an Inter-Ministerial team published a hearing regarding the universal service obligations applicable to Bezeq with regards to Fiber Optic infrastructure (FTTH/B) deployment. The recommendations of the Inter-Ministerial team include the following:

o
Bezeq will be allowed to decide for itself in which areas it will roll out its fiber-optic network. Within such areas, Bezeq will be required to connect 100% of households to its fiber-optic network within a timeframe set out in its license;

o
In the areas where Bezeq decides not to lay a fiber-optic network, another operator will be chosen (by a reverse tender process) to deploy a fiber-optic network to all households in the area. Such operator will receive an incentive for such deployment from a universal service fund and will enjoy exclusivity in deploying a fiber optic network in this area (but will be obliged to provide other operators with a wholesale Bit Stream Access (BSA) service provided over their fiber optic network;

o	The universal service fund incentive plan will be financed by a tax on all telecommunications operators (including Bezeq and Partner) at an annual rate of 0.5% of all income;

o	In the areas where Bezeq decides not to lay a fiber-optic network, it and its subsidiaries will not be allowed to deploy a fiber-optic network.

Partner has filed its position this hearing strongly opposing the proposed tax and has argued for alternative sources of finance, and at the very least, a tax on profits instead of income. If our position on this issue will be rejected, this may adversely affect our results of operations.

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

•
MoC’s fiber optic strategy. In July 2019, the Ministry of Communications published two hearings (1) a hearing with respect to setting a maximum tariff for ultra-broadband access managed over the Bezeq fiber optic network and (2) a hearing with respect to changing the "reverse bundle" marketing format by Bezeq. In August 2019, the Ministry published an additional hearing regarding the determination of a uniform tariff for fiber-optic based internet access services. Based on the content of these hearings, the hearings will form part of the overall fiber optic strategy which the Ministry of Communications is formulating these days. The main provisions proposed in the hearings are as follows:

o
A recommendation regarding the maximum tariff that Bezeq will be allowed to charge for ultra-broadband access managed over its fiber optic network - as proposed in the hearing, for a line with a speed of up to 400 Mbps the proposed maximum tariff will be NIS 71 per month (excluding VAT) and for a line with a speed of up to 1,000 Mbps the suggested maximum tariff will be NIS 85 per month (excluding VAT). The proposed rates include installation and fault repairs. As stated in the hearing documents, the maximum tariff stated is temporary and the Ministry intends to complete a process for setting fixed tariffs for these services in accordance with the principles set out in this regard in the call for public comments document that the MoC published.

o
A recommendation regarding a change in Bezeq's "reverse bundle" marketing format - as proposed in the hearing, the Ministry is considering changing the format that was presented in the hearing regarding the reverse bundle in March 2019, and determining that Bezeq will not be obligated to market in its "reverse bundle" service providers which have accumulated 100,000 or more wholesale Bit Stream Access ("BSA") customers, or more, on the Bezeq network and have access to 100,000 households, or more, with their independent fiber optic infrastructure using Bezeq's physical infrastructure. All existing "reverse bundle" subscribers on the date this format becomes effective, will continue with the same package and with the same service provider (even those who are not obliged to be marketed as stated above). It is proposed that this format will become effective after the launch of Bezeq's fiber project and with at least two months' prior notice to the service providers, and given the reasonable possibility of purchasing BSA service over the fiber network.

o
A recommendation regarding setting a uniform tariff for fiber-optic internet services - as proposed at the hearing, the infrastructure owners (Bezeq and Hot Telecom) and the service providers will be required to set a uniform price (throughout the country) for each fiber-based service (FTTP), whether it is a service provided on the network belonging to said licensee or whether it is provided through another licensee's network. Such discrimination in fiber service prices would be prohibited, whether by providing different tariffs or by providing value.

Partner has filed its position regarding the provisions proposed in these hearings.

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

•
Frequency fees. The Ministry of Communications is conducting a re-assessment of the frequency fees set forth in the law, which includes the assessment as to its economic value, in order to support effective allocation and the utmost utilization of the frequencies. The MoC’s 5G tender documents include a recommendation by the tender committee to temporarily reduce frequency fees for a period of 4 year, subject to various engineering conditions and thresholds to be met by winning bidders. See "Item 3D.1d The conditions and method chosen to conduct the frequencies tender published by the MoC may prevent us from participating in the tender, lead to significant inflation in the final payments for the frequencies, and affect the quantity and quality of the frequencies that we are awarded. Such eventualities may affect our ability to compete and adversely affect our business and results of operations."

•
Holdings of approved Israeli shareholders in the Company. The provisions of the Company's cellular license require, among others, that the "founding shareholders or their approved substitutes", as defined in the cellular license, hold at least 26% of the means of control in the Company, including 5% which must be held by Israeli shareholders (Israeli citizens and residents), who were approved as such by the Minister of Communications. The controlling stake of the Phoenix Group (one of the Company’s approved Israeli shareholders) has been sold to foreign entities. On November 12, 2019, the Israeli Ministry of Communications issued a temporary order (ending on November 1, 2020) amending the Company’s cellular license and reducing the percentage that the approved Israeli shareholders are required to hold by the amount of shares now held by the foreign entities (from 5% down to 3.82% of the means of control in the Company). This temporary order will allow the Ministry and the Company to resolve the issue of holdings of approved Israeli shareholders in the Company until the temporary order expires.

•
Joint use of fiber optic infrastructure in existing residential buildings. In January 2020, the MoC published a hearing which lays out the priciples considered by the MoC for the deployment fiber optic infrastructure in existing residential buildings. This hearing document is part of the MoC’s overall fiber optic strategy. See "Item Hearings and Examinations- Inter-Ministerial recommendations on Bezeq’s FTTH/B Universal Service obligations". In this hearing the MoC suggested that the first operator to deploy fiber optic cables in an existing residential building will be required to offer other operators to jointly use those cables in return for them taking part in the costs involved or subject to other commercial agreements. The first operator to deploy in such buildings will also be required to deploy the infrastructure in such a way as to enable at least one more operator (in addition to the operator/operators who have agreed to joint use of the infrastructure) may jointly use such infrastructure. The Company has filed its position regarding the provisions proposed in this hearing.

•
Tariffs for wholesale services on Hot Telecom’s network. In December 2019, the MoC published a hearing suggesting a substantial reduction to the wholesale Bit Stream Access (BSA) services on HOT Telecom's network. The MoC based its suggested tariffs on a benchmark of HOT’s existing retail offerings and deducted the estimated retail costs involved in providing these services (a “retail minus” pricing approach). The Company filed its position regarding this hearing and argued for lower tariffs. The Company may be positively affected by the results of the hearing.

4B.12e - iv           The Ministry of Communications policy regarding the fixed-line telecommunications sector

In 2012, the Ministry of Communications published the final policy document with respect to increasing competition in the fixed-line telecommunications market. The document adopted the main recommendations of the Hayek Committee, a committee formed by the MoC to study and make recommendations regarding the Israeli telecommunications market. The main points were as follows:

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

In 2013, since no agreement had been achieved according to clause a(iii) above, the Ministry of Communications published a hearing regarding a basic offering of wholesale services and their prices, that an infrastructure owner shall be required to offer on the same terms, without discrimination, to all providers. After a long process involving several hearings (regarding the texts of the relevant service portfolios and the prices of said wholesale services), in 2014, the Ministry of Communications published the decision of the Minister of Communications regarding regulation of the wholesale market for broadband fixed-line telecommunications services - defining a format for the supply of wholesale services and setting a tariff for the supply of these services.

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

According to the decision, the date of implementation of the full wholesale telephony service has been postponed at the latest by July 18, 2018. In June 2018, the MoC informed Bezeq that the resale telephony service shall expire at the end of July 2018. Bezeq has since refused to implement the full wholesale telephony product and was fined by the MoC for this breach during December 2018.

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

According to its public disclosure in February 2018, Bezeq sent the MoC a letter demanding that it cancel the structural separation between Bezeq and each of its subsidiaries immediately. In February 2019, Bezeq reported that it intends to apply for MoC approval for a structural change which would transfer all activities and assets of all of its subsidiary companies to a single, separate, entity (limited partnership) ( “Subsidiary Companies Merger”). According to further public disclosure filed by Bezeq during November 2018 on this subject, the MoC replied to Bezeq that it is considering all options regarding the structural separation of the Bezeq and HOT groups. In February 2019, Bezeq filed a petition with the High Court of Justice against the MoC for immediate cancellation of the structural separation within the Bezeq Group. In January of 2020, the MoC rejected Bezeq's application for the Subsidiary Companies Merger. In February 2020, during the discussion of Bezeq’s petition for immediate cancellation of the structural separation, the MoC announced that the recommendations of the relevant government team tasked with considering all options on this matter will be filed within four months.

If the MoC removes the structural separation provisions based on its above-mentioned announcements before we have firmly established ourselves in the fixed-line telecommunications services market (in both fixed-line telephony and broadband), Bezeq may be able to propose bundled services more effectively than us, and thereby gain a competitive advantage which would negatively affect our results of operations. Also see "Item 3D.1a If the structural separation provisions, which apply to Bezeq, are not enforced or are removed before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations.

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

•	Israeli entities from among our founding shareholders and their approved substitutes must hold at least 5% of our issued and outstanding share capital and of each of our means of control. See "Item 3D.1p Our cellular telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. Ensuring compliance with these obligations and restrictions may be outside our control, and may limit our ability to raise new equity capital. If the obligations or restrictions are not respected by our shareholders, we could be subject to significant monetary sanctions or lose our license." “Israeli entities” are defined as individuals who are citizens and residents of Israel and entities formed in Israel and controlled, directly or indirectly, by individuals who are citizens and residents of Israel, provided that indirect control is only through entities formed in Israel, unless otherwise approved by the Israeli Prime Minister or Minister of Communications.

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

4B.12g          Other Licenses

Unified License. Partner Land-Line, which is fully owned by the Company, was granted a general-unified license  in 2016 for the provision of domestic fixed-line telecommunications services, including VoB services using the infrastructure of Bezeq and HOT Telecom to access customers as well as ILD services, ISP services and end-point services. See Exhibit 4.(a).2.1, which is incorporated herein by reference. The license expires in 2027 but may be extended by the Ministry of Communications for successive periods of ten years provided that the licensee has complied with the terms of the license and has acted consistently for the enhancement of telecom services and their enhancement. The general conditions of the mobile telephone license described above, generally apply to this license, subject to certain modifications.

We also have a general-unified license to provide fixed-line services to the Israeli populated areas in the West Bank which is valid until January 2027. The general conditions of the general-unified license granted to Partner Land-Line by the MoC, generally apply to this license, subject to certain modifications.

ISP License. In March 2001, we received a special license granted by the Ministry of Communications, allowing us through our own facilities to provide internet access to fixed-line network customers. The license is valid until March 2023. We began supplying commercial ISP services beginning in January 2009. We were also granted a special license to provide ISP services to the Israeli populated areas in the West Bank which is valid until March 2023.

PHI License. In 2015, P.H.I Networks (2015) Limited Partnership, the limited partnership that we entered into with Hot Mobile received a special license for the provision of radio cellular infrastructure services to other licensees which is valid until August 2025.The license enables PHI to operate the joint network. PHI was also granted a special license to provide these services to the Israeli populated areas in the West Bank which is valid until August 2025.

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

These developments may have a material adverse effect on our financial condition and results of operations, as well as plans to expand and enhance network coverage. For more information, see “Item 3D.1m In connection with some building permits, we may also be required to indemnify planning committees in respect of claims against them relating to the depreciation of property values that result from the granting of permits for network sites.”

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

4C.         Organizational Structure

We currently have (i) five directly held wholly-owned subsidiaries, Partner Future Communications 2000 Ltd., an Israeli corporation; Partner Land-Line Communications Solutions LP, an Israeli limited partnership; Partner Business Communications Solutions, LP, an Israeli limited partnership; Get Cell Communication Products LP (formerly Partner Communication Products 2016 LP);  012 Smile; and Iconz Holdings Ltd; (ii) 012 Smile's wholly-owned subsidiary, 012 Telecom Ltd.; and (iii) a 50% interest in PHI. Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner of each of the limited partnerships.

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

We lease most of the sites where our mobile telecommunications network equipment is installed throughout Israel. At December 31, 2019, we had 3,078 network sites (including micro-sites). The lease agreements relating to our network sites are generally for periods of two to ten years. We have the option to extend the lease periods up to ten years (including the original lease period).

The erection and operation of most of these network sites requires building permits from local or regional zoning authorities, as well as a number of additional permits from governmental and regulatory authorities, and we have had difficulties in obtaining some of these permits.

Difficulties obtaining required permits could continue and therefore affect our ability to maintain cell network sites. In addition, as we grow our subscriber base and seek to improve the range and quality of our services, we need to further expand our network, and difficulties in obtaining required permits may delay, increase the costs or prevent us from achieving these goals in full. See “Item 3D.1l We have had difficulties obtaining some of the building and environmental permits required for the erection and operation of our cellular network sites, and some building permits have not been applied for or may not be fully complied with. These difficulties could have an adverse effect on the coverage, quality and capacity of our network. Operating network sites without building or other required permits, or in a manner that deviates from the applicable permit, may result in criminal or civil liability to us or to our officers and directors.” and “Item 4B.12 Regulation”.

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

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

HOT Telecommunication Systems Ltd. and its controlling shareholder, Altice Europe N.V, have proposed to acquire 100% of the issued share capital of the Company.

See "Item 3D.2f HOT Telecommunications and its controlling shareholder, Altice Europe N.V., have offered to acquire 100% of our shares, but there can be no assurance as to the final terms of such transaction or that the proposed transaction will be consummated. As a result, the market price of our shares and ADRs may fluctuate, and our business, revenues and results of operations may be materially harmed."

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

5A.         Operating Results

5A.1          OVERVIEW

5A.1a          Key Financial and Operating Data

The table below sets forth a summary of selected financial and operating data for the years ended December 31, 2018 and 2019.

	Year ended December 31,
	2018	2019*

Revenues (NIS million)	3,259	3,234
Operating profit (NIS million)	116	87
Profit before income taxes (NIS million)	63	19
Profit for the year (NIS million)	56	19
Capital expenditures (additions) (NIS million)	499	578
Cash flows from operating activities (NIS million)	625	837
Cash flows from investing activities (NIS million)	(351)	(1,181)
Cellular Subscribers (end of period, thousands)	2,646	2,657
Annual cellular churn rate (%)	35%	31%
Average monthly revenue per cellular subscriber (ARPU) (NIS)	58	57
TV subscribers (end of period, thousands)	122	188

(*) The results for the year ended December 31, 2019 include the impact of the adoption of IFRS 16 with effect as of January 1, 2019. See “Item 5A.1i IFRS 16 Leases – Adoption of a new accounting standard”.

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
Adjusted EBITDA
Profit (Loss)
add
Income tax expenses,
Finance costs, net,
depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges),
Other expenses (mainly amortization of share based compensation).

Profit (Loss)
Adjusted EBITDA margin (%)	Adjusted EBITDA divided by Total revenues
Adjusted Free Cash Flow
Net cash provided by operating activities
add
Net cash used in investing activities
deduct
Proceeds from (investment in) short-term
deposits, net
deduct
Lease principal payments
deduct
Lease interest payments
Net cash provided by operating activities add Net cash used in investing activities
Total Operating Expenses (OPEX)
Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
add
Credit losses
deduct
Depreciation and amortization expenses,
deduct
Other expenses (mainly amortization of employee share based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses, Credit losses
Net Debt	Current maturities of notes payable and borrowings add Notes payable add Borrowings from banks add Financial liability at fair value deduct Cash and cash equivalents deduct Short-term deposits	Sum of: Current maturities of notes payable and borrowings, Notes payable, Borrowings from banks, Financial liability at fair value Less Sum of: Cash and cash equivalents, Short-term deposits
Various line items “without the impact of the early adoption of IFRS 15”	Line item less the amount of the impact of IFRS 15	The corresponding line item as reported in the Company’s financial statements
Various line items “without the impact of the early adoption of IFRS 16”	Line item less the amount of the impact of IFRS 16	The corresponding line item as reported in the Company’s financial statements

5A.1b          Business Developments in 2019

In 2019, competition in the Israeli telecommunications market remained intense, across both cellular segment services and fixed-line segment services, as well as in the market for equipment and device sales. As a result, the continued price erosion in our principal markets had a further significant negative impact on the Company’s business results. Total cellular segment revenues for 2019 decreased by 5% compared with 2018 and by 8% compared with 2017, and the increase of 9% in total fixed-line segment revenues compared with 2018 largely reflected our increased penetration in the TV and internet markets in 2019.

Cellular market.  As an illustration of the level of competition in the cellular market, approximately 2.2 million cellular subscribers are estimated to have switched operators within the Israeli market (with number porting) during 2019; similarly, approximately 2.4 million subscribers switched in 2018 and approximately 2.5 million switched in 2017.  While our annual churn rate for cellular subscribers decreased in 2019 to 31% compared with 35% in 2018 and 38% in 2017, competition in the cellular subscriber market remained intense. Significant price erosion continued to be caused by the number of cellular subscribers who moved between different rateplans or airtime packages (generally with a lower monthly fee) within the Company.

Over 2019, the Company's cellular subscriber base increased net, by approximately 11,000. The pre-paid subscriber base increased by approximately 6,000, compared with a decrease of approximately 69,000 in 2018, while the post-paid subscriber base increased by approximately 5,000, compared with an increase of approximately 53,000 in 2018.

At the end of December 2019, the Company’s cellular subscriber base (including cellular data, 012 Mobile subscribers and M2M subscriptions) was approximately 2.66 million, including approximately 2.5 million post-paid subscribers or 89% of the base, and approximately 291,000 pre-paid subscribers, or 11% of the subscriber base. Total cellular market share in Israel (based on the number of subscribers) at the end of 2019 was estimated to be approximately 25%, unchanged since 2017.

The monthly Average Revenue Per User (ARPU) for cellular subscribers for the year 2019 was NIS 57 (US$ 16), a decrease of approximately 2% from NIS 58 in 2018. The decrease mainly reflected the continued price erosion in the key cellular services including airtime, data and browsing, due to the persistent fierce competition in the cellular market. Overall, cellular service revenues decreased by 2% in 2019 compared with 2018.

Fixed line market. Total fixed line segment service revenues increased by 9% in 2019, largely as a result of increased revenues from TV and internet services. Over 2019, the Company's TV subscriber base increased, net, by approximately 66,000 from approximately 122,000 subscribers at the end of December 2018 to approximately 188,000 subscribers at the end of December 2019. The increase in revenues from TV and internet services was partially offset by a decrease in revenues from international calling services (including the market for wholesale international traffic) which were adversely affected both by the increased penetration of internet-based solutions and increased competition from other service providers.

Equipment sales.  Revenues from equipment sales decreased in 2019 by 8%, principally reflecting lower sales volumes of both cellular devices and other non-core equipment.

Total operating expenses. Although total operating expenses decreased by NIS 111 million, or 6%, in 2019 compared with 2018 to a total of NIS 1,885 million (including cost of service revenues (NIS 2,177 million in 2019) and selling, marketing, administrative expenses and credit losses (NIS 468 million in 2019), and excluding depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation) (NIS 760 million in 2019); this measure is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies), the decrease was explained principally by the impact of the implementation of IFRS 16 in 2019 which reduced total operating expenses by NIS 157 million since all lease expenses were replaced by interest and depreciation expenses. Excluding the impact of the implementation of IFRS 16, total operating expenses would have increased by NIS 46 million, primarily reflecting the increase in expenses related to the growth in TV and internet services, including content rights and distribution expenses, wholesale internet infrastructure access expenses and workforce expenses. The increase in these expenses was partially offet by decreases in other expenses including in credit losses and in international calling services expenses.  See also Items 5A.2a and 5A.2b for a breakdown of total operating expenses by segment.

Profitability. Profit for the year 2019 was NIS 19 million (US$ 6 million), a decrease of 66% compared with NIS 56 million in 2018. Adjusted EBITDA in 2019 totaled NIS 853 million (US$ 247 million), an increase of 18% from NIS 722 million in 2018, primarily reflecting the impact of the adoption of IFRS 16 on total operating expenses. Excluding the impact of the decline in gross profit from equipment sales and the impact the adoption of IFRS 16, the Company would have reported relative stability in Adjusted EBITDA compared to 2018.

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

As set forth in the settlement agreement, the advance payments were recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses to be incurred over this period.  The income was recorded in the Company’s income statement under “Income with respect to settlement agreement with Orange".  For the years ended December 31, 2015, 2016 and 2017, the Company recognized income with respect to the settlement agreement in an amount, respectively, of NIS 61 million, NIS 217 million and NIS 108 million (US$ 31 million). There was no income recognized with respect to the settlement agreement in the years 2018 and 2019, and none will be recorded for future periods. Based on a legal opinion provided to the Company, the advance payments are considered compensation payments and are therefore not subject to VAT charges.

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

 The Lump Sum is recognized as deferred revenue for the cellular segment amortized quarterly in the income statement over a period of eight years, starting with the second quarter of 2016.  Eight years has been determined to be the shorter of the expected period of the arrangement or the expected life of the related assets.  Accordingly, approximately NIS 23 million was amortized to revenues in the income statement during 2016, and approximately NIS 31 million (US$ 8 million) was amortized to revenues in the income statement for each of the years 2017, 2018 and 2019.

The Network Sharing Agreement provides material financial benefits to Partner in terms of both recognition of the amortized Lump Sum payments and savings in operational expenses and capital investments; however, such financial benefits are dependent on factors set forth in the related risk factor. See “Item3D.2h If the network sharing agreement entered into with HOT Mobile is unilaterally terminated by HOT Mobile earlier than we expect, we will be required to split the shared network with HOT Mobile and the resources, time and expense it may take us to have our own network in a nationwide coverage, would be substantial and could also materially harm our business and the results of operations at such time.”

Change in PHI's governance from January 1, 2019

At the beginning of January 2019, an amendment to the NSA between the Company and Hot Mobile was signed and communicated to the MoC and Anti-trust regulator which, among other things, cancelled the position of the independent director mentioned above who acted as a chairman, and no consideration was transferred between the parties in relation to this matter. The amendment did not change ownership shares, nor the CAPEX-OPEX mechanism described above. As a result of the amendment, the control over PHI thereafter is borne 50-50 by the Company and Hot Mobile (the "Parties"), and each nominates an equal number of directors (3 directors). Since, thereafter, decisions about the relevant activities of PHI require the unanimous consent of both Parties, PHI is considered a joint arrangement controlled by the Parties (joint control).

The activities of the joint arrangement are primarily designed for the provision of output to the Parties. The joint arrangement terms give the Parties rights to the assets, and obligations for the liabilities and expenses of PHI. Furthermore the Parties have rights to substantially all of the economic benefits of PHI's assets. PHI's liabilities are in substance satisfied by the cash flows received from the Parties, as the Parties are substantially the source of cash flows contributing to the continuity of the operations of PHI. Starting January 1, 2019, the Company accounts for its rights in the assets of PHI and obligations for the liabilities and expenses of PHI as a joint operation, recognizing its share in the assets, liabilities, and expenses of PHI, instead of the equity method. Starting January 1, 2019 payments with respect to rights to use PHI's fixed assets are presented in the statement of cash flows as cash used in investing activities instead of cash payments for deferred expenses used in operating activities. For the years 2016 to 2018, costs of Right of Use (ROU) in PHI’s shared network were presented as deferred expenses.  As a result, these costs were included in the cash flows statement under cash flows from operating activities rather than under cash flows used in investing activities. See also notes 2(g) and 9 to the financial statements.

Starting January 1, 2019, payments with respect to rights to use PHI's fixed assets will be presented in the statement of cash flows as cash used in investing activities.

The following table presents the Company's share (50%) in PHI's statement of financial position items that are consolidated to the financial statements as the Company's share in a joint operation.

	New Israeli Shekels in millions
	January 1, 2019
	Company's share (50%) in PHI's accounts**	Intercompany elimination	Total
CURRENT ASSETS
Cash and cash equivalents	*		*
Current assets	69	(62)	7

NON CURRENT ASSETS
Property and equipment and intangible assets	142		142
Lease-right of use	355		355

CURRENT LIABILITIES
Current borrowings from banks	13		13
Trade payables and other current liabilities	55		55
Other current liabilities	65		65

NON CURRENT LIABILITIES
Lease liabilities	290		290
Deferred revenues	142	(142)

EQUITY	1	(1)	-

*  Representing an amount of less than NIS 1 million.
** Certain intercompany balances were eliminated in the presentation of Company's share in PHI's accounts.

5A.1e          Impairment of Fixed-Line Assets and Goodwill

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

Impairment test of Fixed-Line Goodwill as of December 31, 2016, 2017 2018 and 2019.

Goodwill is allocated to a single group of CGUs which constitute all the operations of the fixed-line segment, in an amount of NIS 407 million.

For the purpose of the goodwill impairment tests as of December 31, 2016, 2017, 2018 and 2019, the recoverable amount was assessed by management with the assistance of an external independent experts (BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rate represents the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

	As of December 31,
	2016	2017	2018	2019
Terminal growth rate	0.5%	0.9%	1%	1%
After-tax discount rate	9.8%	9.3%	9.5%	8.0%
Pre-tax discount rate	11.9%	11.2%	11.5%	9.6%

The impairment tests as of December 31, 2016, 2017, 2018 and 2019, were based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts.

As a result of the impairment tests, the Group determined that no goodwill impairment existed as of December 31, 2016, 2017 2018 and 2019. See also note 4(a)(3) and note 2(h) to our consolidated financial statements.

Sensitivity Analysis:
The headroom of the fixed line segment recoverable amount over the carrying amount as of December 31, 2017, 2018 and 2019 was approximately 23%, 21% and 42% respectively. Sensitivity analysis was performed for the recoverable amount as of December 31, 2019 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 8.% (7.2% to 8.8%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable 1.0% (0% to 2%), assuming all other variables constant. Results showed that no impairment charge is required for both analyses.

5A.1f          Significant regulatory developments

For information regarding developments which have had and may have a significant impact on our operating results, see “Item 3D.1 RISKS RELATING TO THE REGULATION OF OUR INDUSTRY” and “Item 4B.13 Regulation”.

5A.1g          Revenues

We derive revenues from both providing services and selling equipment.

Our principal source of revenues is the cellular segment, deriving from the sale of cellular communications services such as airtime calls, international roaming services, text messaging, internet browsing, value-added and content services, handset repair services and services provided to other operators that use the Company's cellular network.

The fixed-line business segment derives revenues from a variety of fixed-line services that include internet services, ILD services, transmission services, telephony services (including SIP services) and, from 2017, TV services.

Equipment revenues are derived from the sale and leasing of a variety of communications, digital audio visual and internet-related equipment and other related equipment, including cellular handsets and related cellular devices and accessories, business communications equipment, modems, domestic routers, servers and related equipment and more. See also "Item 4B.5 SERVICES AND PRODUCTS".

5A.1h          IFRS 15 Revenue from Contracts with Customers

In the third quarter of 2017, the Group early adopted with a date of initial application of January 1, 2017 (the "transision date") IFRS 15, Revenue from Contracts with Customers, and its clarifications ("IFRS 15", "The Standard") using the cumulative effect approach, which effect was immaterial as of the transition date.

The revenue recognition standard IFRS 15, Revenue from Contracts with Customers, and its clarifications ("IFRS 15", "The Standard") outlines a single comprehensive model of accounting for revenue arising from contracts with customers and supersedes IAS 18, Revenue, and IAS 11, Construction contracts (the "previous standards"). The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount:

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

The transaction price is also adjusted for the effects of the time value of money if the contract includes a significant financing component (such as sales of equipment with non-current credit arrangements, mainly in 36 monthly installments) and for any consideration payable to the customer. The Group applies a practical expedient in the standard and does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the Group expects the period between customer payment and the transfer of goods or services to be one year or less. The financing component is recognized in other income-net over the period which is calculated according to the effective interest method. See also notes 23 – unwinding of trade receivables and 7(a) to the consolidated financial statements.

(4) Allocating the transaction price to separate performance obligations
In a transaction that constitutes a revenue arrangement with multiple performance obligations, the transaction price is allocated to separate performance obligations based of their relative stand-alone selling prices, see also note 4(b)(2) to the consolidated financial statements.

(5) Satisfaction of performance obligations
The Group recognizes revenue when it satisfies performance obligations by transferring control over the goods or services to the customers.

Revenues from services and from providing rights to use the Group's assets, (either month-by-month or long term arrangements) are recognized over time, as the services are rendered to the customers, since the customer receives and uses the benefits simultaneously , and provided that all other revenue recognition criteria are met.

Revenue from sale of equipment  is recognized at a point of time when the control over the equipment is transferred to the customer (mainly upon delivery) and all other revenue recognition criteria are met.

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

(7) Recognition of receivables
Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Trade receivables are recognized when the control over the goods or services is transferred to the customer, and at the amount that is unconditional because only the passage of time is required before the payment is due. The Group holds the trade receivables with the objective to collect the contractual cash flows, and the contractual terms give rise to cash flows that are solely payments of principal and interest. Therefore they are subsequently measured at amortized cost using the effective interest method. See also note 7 and also note 6(a)(3) to the consolidated financial statements regarding trade receivables credit risk.

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

(9) Other practical expedients implemented:
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

(10) Capitalization of contract costs
The main effect of the Group’s application of IFRS 15 is the accounting treatment for the incremental costs of obtaining contracts with customers, which in accordance with IFRS 15, are recognized as assets under certain conditions, see notes 2(f)(4) and 11 to the consolidated financial statements. Contract costs that were recognized as assets are presented in the statements of cash flows as part of cash flows used in investing activities.

(11) Use of judgments and estimates
Implementation of the accounting policy described above requires management to exercise discretion in estimates and judgments, see notes 4(a)(1) and 4(b)(2) to the consolidated financial statements.

See additional information with respect to revenues in note 22(a) to the consolidated financial statements.

5A.1i          IFRS 16 Leases – Adoption of a new accounting standard

Group as lessee:

Through December 31, 2018 the Group applied IAS 17 to account for leases whereby a significant portion of the risks and rewards of ownership were retained by the lessor were classified as operating leases. Therefore the Group's leases were primarily operating leases which were charged to income statements on a straight-line basis over the lease term, including extending options which were reasonably certain.

The Group has adopted IFRS 16 Leases retrospectively from January 1, 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transition provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019. The transition is disclosed in notes 3(a) and 19 to the consolidated financial statements.

On adoption of IFRS 16 on January 1, 2019, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ and corresponding right-of-use assets. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019.

The Group applied the following practical expedients:

•          Non-lease components: practical expedient by class of underlying asset not to separate non-lease components (services) from lease components and, instead, account for each lease component and any associated non lease components as a single lease component.

•          Discount rate: The lease payments are discounted using the lessee’s incremental borrowing rate, since the interest rate implicit in the lease cannot be readily determined. The lessee’s incremental borrowing rate is the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. However, the Group is using the practical expedient of accounting together a portfolio of leases with similar characteristics provided that it is reasonably expected that the effects on the financial statements of applying this standard to the portfolio would not differ materially from applying this Standard to the individual leases within that portfolio. And using a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment). The discount rates were estimated by management with the assistance of an independent external expert.

•          Low-value leases: The low-value leases practical expedient is applied and these leases are recognized on a straight-line basis as expense in profit or loss.
The practical expedient for short-term leases is not applied.

Lease liabilities measurement:

Lease liabilities were initially measured on a present value basis of the following lease payments:

•          fixed payments (including in-substance fixed payments), less any lease incentives receivable
•          variable lease payment that are based on an index or a rate (such as CPI)
•          amounts expected to be payable by the lessee under residual value guarantees
•          the exercise price of a purchase option if the lessee is reasonably certain to exercise that option
•          payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option, and
•          lease payments (principal and interest) to be made under reasonably certain extension options

The lease liability is subsequently measured according to the effective interest method, with interest costs recognized in the statement of income as incurred. The amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Group is exposed to potential future changes in lease payments based on linkage to the CPI index, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are presented in the statement of cash flows under the cash used in financing activities. Lease payments are allocated between principal and finance cost. The finance cost is charged to the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets measurement:
Right-of-use assets were measured at cost comprising the following:
•          the amount of the initial measurement of lease liability
•          any lease payments made at or before the commencement date less any lease incentives received
•          any initial direct costs (except for initial application), and
•          restoration costs

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term (including reasonably certain extension periods) on a straight-line basis, and adjusted for any remeasurements of lease liabilities. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. As of the adoption date of IFRS 16, the average remaining amortization period is as follows: Cell sites 4.5 years, buildings 6 years, vehicles 2 years. The right-of-use assets are also subject to impairment.

Group as lessor:
The cellular segment and the fixed-line segment also include leasing of telecommunications, audio visual and related devices. Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. The respective leased assets are included in the balance sheet based on their nature. The Group did not need to make any adjustments to the accounting for assets held as lessor as a result of adopting IFRS 16.

Transition to IFRS 16, Leases:

It results in almost all leases, where the Group is the lessee, being recognized on the balance sheet, as the distinction between operating and finance leases is removed for lessees. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay lease payments are recognized on the statement of financial position. The only exceptions for lessees are short-term (not applied) and low-value leases (applied) which are recognized on a straight-line basis as expense in profit or loss. The statement of income is also affected because operating expense is replaced with interest and depreciation. Operating cash flows is higher as cash payments of the lease liability are classified within financing activities. The accounting for lessors did significantly change and therefore the Group did not need to make any adjustments to the accounting for assets held as lessor under operating leases as a result of the adoption of IFRS 16. The main lease contracts that affected the financial statements are operating leases where the Group leases offices, retail stores and service centers, cell sites, and vehicles, see also notes 2(o), 4(b)(3) and 19 to the consolidated financial statements.

The Group applied the standard from its mandatory adoption date January 1, 2019. The Group applied the simplified transition approach and did not restate comparative amounts for the year prior to first adoption. Right-of-use assets for certain property leases were measured on transition as if the new rules had always been applied. All other right-of-use assets were measured at the amount equal to the lease liability on adoption (adjusted for any prepaid or accrued lease expenses, dismantling and restoring obligations).

As of the transition date, the group applied the following practical expedients:
•
the lease liability was measured for leases previously classified as an operating leases under IAS 17  at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at the date of initial application;

•
Accounting together a portfolio of leases with similar characteristics provided that it is reasonably expected that the effects on the financial statements of applying this standard to the portfolio would not differ materially from applying this Standard to the individual leases within that portfolio. And using a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment);

•
rely on its assessment of whether leases are onerous applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application as an alternative to performing an impairment review;

•
not reassess whether a contract is, or contains, a lease at the date of initial application, and therefore IFRS 16 was not applied to contracts that were not previously identified as containing a lease.

•	Initial direct costs were excluded from the measurement of the right-of-use asset at the date of initial application;
•	use hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.

Quantitative information with respect to transition to IFRS16:

The tables below summarize the effects of IFRS 16 on the consolidated statement of financial position as at January 1, 2019 and on the consolidated statements of income and cash flows for the year for the year ended December 31, 2019.

Effect of change on consolidated statement of financial position:

	New Israeli Shekels in millions
	As at January 1, 2019
	Previous accounting policy	Effect of change	According to IFRS16 as reported
Non-current assets - Lease – right of use	-	656	656
Non-current assets - Deferred income tax asset	38	6	44

Current liabilities - Lease liabilities	-	137	137
Non-current liabilities - Lease liabilities	-	546	546
Equity	1,406	(21)	1,385

Measurement of lease liability as of January 1, 2019:

New Israeli Shekels in millions
Operating lease commitments (undiscounted) disclosed as at December 31, 2018	372
Discounted using the lessee's incremental borrowing rate as of the date of initial application	328
Group's share in PHI's lease liability	355
Lease liability recognized as at January 1, 2019	683
Of which are:
Current lease liabilities	137
Non-current liabilities	546

5A.1j          Cost of Revenues

The principal components of our cost of revenues are:

•	Transmission, communication and content providers

•	Depreciation and amortization

•	Cost of equipment and accessories

•	Wages, employee benefits expenses and car maintenance

•	Internet infrastructure and service providers (“ISPs”)

•	Network and cable maintenance

•	Operating lease, rent and overhead expenses

•	Costs of handling, replacing or repairing equipment

•	IT support and other operating expenses

•	Amortization of deferred expenses - rights of use

5A.1k          Selling and Marketing Expenses

The principal components of our selling and marketing expenses are:

•	Depreciation and amortization

•	Wages, employee benefits expenses and car maintenance

•	Advertising and marketing

•	Selling commissions, net

•	Operating lease, rent and overhead expenses

5A.1l          General and Administrative Expenses

The principal components of our general and administrative expenses are:

•	Wages, employee benefits expenses and car maintenance

•	Professional fees

•	Depreciation

•	Credit card and other commissions

5A.1m          Credit Losses

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

5A.1o          Other Income, Net

The principal component of our other income, net, is:

•	Unwinding of trade receivables

5A.1p          Finance Costs, Net

The principal components of our finance expenses are:

•	Interest expenses

•	Interest for lease liabilities

•	Finance charges for financial liability

The principal components of our finance income are:

•	Net foreign exchange rate gains

Interest income from cash, cash equivalents and deposits

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

Change in accounting estimate: Management has updated an accounting estimate as follows: The estimated useful life of the cellular license was determined in the past to end by February 1, 2022. According to applicable law, the Company's cellular license may be extended for additional 6-year periods(*), subject to the requirements set in the license.

The MOC published a tender during 2019 for the award of frequencies, including frequencies for 5G services. Following the tender published, Management made an annual examination of the estimated useful life of the license in the fourth quarter of 2019 with the expectation that conditions necessary to obtain renewal of the license will be satisfied and that the cost of renewal will not be significant. The tender includes 2x30 MHz in the 700 MHz Band, 2x60 MHz in the 2,600MHz band and 300 MHz in the 3,500-3,800 MHz band. The frequencies in the 700 MHz band will be awarded for a period of 15 years and the rest of the frequencies offered in the tender will be awarded for a period of 10 years.

Based on Company's judgment described above, the Company expects that the license will be renewed at a high level of certainty: the Company estimates that based on its experience and acquaintance with the communications market in Israel, if current conditions continue, there is high probability that the license will be extended for the additional term of 6 years. Following this examination, the estimated useful life of the 2G and 3G frequencies was re-evaluated for an additional period of 6 years(*), thereby ending on February 1, 2028(*).

The effect of these changes on the consolidated financial statements, in current and future years is as follows: the amortization expenses of the cellular license were reduced by NIS 15 million in the fourth quarter of 2019, and are expected to be reduced by an annual amount of approximately NIS 60 million in 2020 and 2021. See also note 4(1) to the Company’s financial statements.

 (*) It should be noted that the MOC's frequencies tender documents include a draft amendment of the license that amends the additional extension periods from 6 years to 10 years. In case the amendment shall become final, the estimated useful life of the 2G and 3G frequencies will be revised to end by February 1, 2032.

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

No indicators for an impairment or reversal of impairment of assets with finite useful lives were identified in 2019.

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

(3)	Assessing the recoverable amount of goodwill for impairment tests

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. The recoverable amount of the fixed line segment to which goodwill has been allocated to have been determined based on value-in-use calculations. For the purpose of the goodwill impairment tests as of December 31, 2016, 2017, 2018 and 2019 the recoverable amount was assessed by management with the assistance of external independent experts (BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rate represents the long-term average growth rate of the fixed-line communications services business.

The key assumptions used in the December, 31, 2019 test were as follows:

Terminal growth rate          1.0%

After-tax discount rate        8.0%

Pre-tax discount rate           9.6%

The impairment test as of December 31, 2019 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 13(1) and note 2(h) to the consolidated financial statements. No impairment charges were recognized in with respect to goodwill in 2017, 2018 and 2019.

Sensitivity Analysis:

The headroom of the fixed line segment recoverable amount over the carrying amount as of December 31, 2017, 2018 and 2019 was approximately 23%, 21% and 42% respectively. Sensitivity analysis was performed for the recoverable amount as of December 31, 2019 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 8% (7.2% to 8.8%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable 1.0% (0% to 2%), assuming all other variables constant. Results showed that no impairment charge is required for both analyses.

(4)	Assessing impairment of financial assets

 The allowance for credit losses for financial assets is based on assumptions about risk of default and expected loss rates. The Group uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period.  Individual receivables which are known to be uncollectable are written off by reducing the carrying amount directly. The other receivables are assessed collectively, grouped based on shared credit risk characteristics and the days past due. See notes 7, 6(a)(3), 2(j) to the financial statements.

From January 1, 2018, upon the implementation of IFRS 9 the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.  For trade receivables and contract assets with and without significant financing components, the Group applies IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and period past due.  The expected loss rates are based on the payment profiles of sales, and the corresponding historical credit losses experienced. The historical loss rates are adjusted to reflect current and forward-looking information on factors affecting the ability of the customers to settle the receivables. See notes 7, 6(a)(3), 2(j) to the financial statements.

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

(6)	Considering the likelihood of contingent losses and quantifying possible legal settlements:

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

(7)   Determining leases term and discount rate

Commencing January 1, 2019 the Group implements IFRS 16 Leases.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). Management determined that most extension options are reasonably certain to be exercised and termination options are reasonably certain not to be exercised. The assessment of reasonable certainty is only revised if a significant event or significant changes in circumstances occur, which affects this assessment, and that is within the control of the lessee.

The lease payments are discounted using the lessee’s incremental borrowing rate, since the interest rate implicit in the lease cannot be readily determined. The lessee’s incremental borrowing rate is the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. However, the Group is using the practical expedient of accounting together a portfolio of leases with similar characteristics provided that it is reasonably expected that the effects on the financial statements of applying this standard to the portfolio would not differ materially from applying this Standard to the individual leases within that portfolio. And using a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment). The discount rates were estimated by management with the assistance of an independent external expert.

5A.2          RESULTS OF CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2019 COMPARED TO THE YEAR ENDED DECEMBER 31, 2018

REPORTED RESULTS OF CONSOLIDATED OPERATIONS*

	New Israeli Shekels
	Year ended December 31, 2019**
	In millions
	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	1,783	777		2,560
Inter-segment revenue - Services	15	148	(163)
Segment revenue - Equipment	571	103		674
Total revenues	2,369	1,028	(163)	3,234
Segment cost of revenues - Services	1,367	810		2,177
Inter-segment cost of revenues - Services	147	16	(163)
Segment cost of revenues - Equipment	464	66		530
Cost of revenues	1,978	892	(163)	2,707
Gross profit	391	136		527
Operating expenses (1)	334	134		468
Other income, net	20	8		28
Operating profit	77	10		87
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	542	209		751
–Other (2)	16	(1)		15
Segment Adjusted EBITDA (3)	635	218		853
Reconciliation of profit for the year to Adjusted EBITDA
Profit for the year				19
Depreciation and amortization				751
Finance costs, net				68
Income tax expenses				*
Other (2)				15
Adjusted EBITDA (3)				853

	New Israeli Shekels
	Year ended December 31, 2018
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue – Services	1,827	697		2,524
Inter-segment revenue – Services	16	155	(171)
Segment revenue – Equipment	643	92		735
Total revenues	2,486	944	(171)	3,259

Segment cost of revenues – Services	1,435	696		2,131
Inter-segment cost of revenues - Services	154	17	(171)
Segment cost of revenues – Equipment	509	60		569
Cost of revenues	2,098	773	(171)	2,700
Gross profit	388	171		559

Operating expenses (1)	343	128		471
Other income, net	23	5		28
Operating profit	68	48		116
Adjustments to presentation of Segment Adjusted EBITDA
–Depreciation and amortization	442	150		592
–Other (2)	14			14
Segment Adjusted EBITDA (3)	524	198		722
Reconciliation of profit for the year to Adjusted EBITDA
Profit for the year				56
Depreciation and amortization				592
Finance costs, net				53
Income tax expenses				7
Other (2)				14
Adjusted EBITDA (3)				722

*     Representing an amount of less than 1 million.

**   The results for the year ended December 31, 2019 include the impact of IFRS 16 with effect as of January 1, 2019. See "Item 5A.1i IFRS 16 Leases – Adoption of a new accounting standard".

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

Total revenues. In 2019, total revenues were NIS 3,234 million (US$ 936 million), a decrease of 1% from NIS 3,259 million in 2018.

Revenues from services. Service revenues in 2019 totaled NIS 2,560 million (US$ 741 million), an increase of 1% from NIS 2,524 million in 2018.

Revenues from equipment. Equipment revenues in 2019 totaled NIS 674 million (US$ 195 million), a decrease of 8% from NIS 735 million in 2018, principally reflecting the lower sales volumes of both cellular devices and other non-core equipment.

Gross profit from service revenues. The gross profit from service revenues in 2019 was NIS 383 million (US$ 111 million), compared with NIS 393 million in 2018, a decrease of 3%. This decrease reflected the increase in the cost of service revenues, largely a result of increased expenses related to the growth in TV and internet services revenues, which more than offset the increase in service revenues. See also note 22 to our consolidated financial statements.

Gross profit from equipment sales. Gross profit from equipment sales in 2019 was NIS 144 million (US$ 42 million), compared with NIS 166 million in 2018, a decrease of 13%. This decrease mainly reflected the lower sales volumes, as well a decrease in profit margins for equipment sales due to a change in the product mix. See also “Item 5D.2 Outlook”.

Selling, marketing, general and administrative expenses and credit losses.  Selling, marketing, general and administrative expenses and credit losses totaled NIS 468 million (US$ 135 million) in 2019, a decrease of 1% compared with NIS 471 million in 2018. This decrease mainly reflected the decrease in credit losses, which was principally due to the impact of the tightening of the Company’s customer credit policy for handset sales since 2017 and the decrease in equipment sales in 2019, which were partially offset by increased depreciation and amortization expenses, mainly related to the capitalization of contract costs under IFRS 15.

Total operating expenses ("OPEX"). Total operating expenses amounted to NIS 1,885 million (US$ 545 million) in 2019, a decrease of 6%, or NIS 111 million, from 2018 (not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies) includes cost of service revenues (NIS 2,177 million in 2019) and selling, marketing, general and administrative expenses and credit losses (NIS 468 million in 2019), and excludes depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation) (NIS 760 million in 2019).  The decrease was explained principally by the impact of the implementation of IFRS 16 in 2019 which reduced total operating expenses by NIS 157 million since lease expenses under the standard were replaced by interest and depreciation expenses. Excluding the impact of the implementation of IFRS 16, total operating expenses would have increased by NIS 46 million, primarily reflecting the increase in expenses related to the growth in TV and internet services, including content rights and distribution expenses, wholesale internet infrastructure access expenses and workforce expenses.  These increases were partially offet by decreases in other expenses including in credit losses and in international calling services expenses. See also “Item 5A.2b Fixed-Line Services Segment” for a breakdown of total operating expenses by segment.

Including depreciation, amortization and other expenses (mainly amortization of employee share based compensation), total operating expenses in 2019 amounted to NIS 2,645 million (US$ 765 million), an increase of 2%, or NIS 43 million, compared with NIS 2,602 million in 2018. See also note 22 to our consolidated financial statements.

Other income, net. Other income, net, totaled NIS 28 million (US$ 8 million) in 2019, unchanged from 2018, as a result of there being no change in income from the unwinding of trade receivables. See also note 23 to our consolidated financial statements.

Operating profit. Operating profit for 2019 was NIS 87 million (US$ 25 million), a decrease of 25% compared with operating profit of NIS 116 million in 2018. The impact of the adoption of IFRS 16 on operating profit in 2019 was an increase of NIS 11 million. The decrease in operating profit mainly reflected the increase in operating expenses including depreciation and amortization expenses and the decrease in gross profit from equipment sales, which more than offset the increase in service revenues.

Finance costs, net. Finance costs, net in 2019 were NIS 68 million (US$ 20 million), an increase of 28% compared with NIS 53 million in 2018. The increase largely reflected the impact of the adoption of IFRS 16, which resulted in an increase of NIS 20 million in finance expenses, partially offset by an income from foreign exchange linkage. The negative impact on interest expenses of the increase in the average level of debt in 2019 compared with the average debt in 2018 was offset by the lower average debt interest rate. See also “Item 5B Liquidity and Capital Resources.”

Profit before income tax. Profit before income taxes for 2019 was NIS 19 million (US$ 6 million), a decrease of 70% compared with NIS 63 million in 2018, reflecting both the decrease in operating profit as well as the increase in finance costs, net.

Income taxes on profit. The Company did not record income tax expenses for 2019, compared with income tax expenses of NIS 7 million in 2018.

In 2019, a one-time income of NIS 6 million was recorded in income tax expenses. In 2018, the Company recorded a one-time income of NIS 16 million in income tax expenses, mainly due to an income tax audit of the Company's subsidiary.

The effective tax rate of the Company was 0% in 2019 compared with 11% in 2018, compared with the regular corporate tax rate in Israel of 23% for 2018 and 2019, largely as a result of the one-time factors described above.

Excluding the one-time factors, the effective tax rate of the Company in 2018 and 2019 would have been 37% and 32%, respectively.  The Company’s effective tax rate is expected to continue to be higher than the corporate tax rate (excluding one-time effects) mainly due to nondeductible expenses.  See also note 25 to our consolidated financial statements.

Profit. Profit in 2019 was NIS 19 million (US$ 6 million), a decrease of 66% compared with NIS 56 million in 2018. The impact of the adoption of IFRS 16 on profit in 2019 was a decrease of NIS 9 million. Based on the weighted average number of shares outstanding during 2019, basic earnings per share or ADS was NIS 0.12 (US$ 0.04), compared with NIS 0.34 in 2018.

For information regarding potential downward impacts on profits in 2020, see “Item 5D.2 Outlook.”

Adjusted EBITDA. Adjusted EBITDA in 2019 totaled NIS 853 million (US$ 247 million), an increase of 18% or NIS 131 million from NIS 722 million in 2018. The impact of the adoption of IFRS 16 on Adjusted EBITDA in 2019 was an increase of NIS 157 million. As a percentage of total revenues, Adjusted EBITDA in 2019 was 26% compared with 22% in 2018.

5A.2a          Cellular Services Segment

Total revenues. Total revenues for the cellular segment in 2019 were NIS 2,369 million (US$ 685 million), a decrease of 5% from NIS 2,486 million in 2018.

Revenues from services. Service revenues for the cellular segment in 2019 totaled NIS 1,798 million (US$ 520 million), a decrease of 2% from NIS 1,843 million in 2018. The decrease was mainly a result of the continued downward pressures on the prices of cellular services as a result of the continued competition in the cellular market. As an illustration of the continuing high level of competition in the cellular market, approximately 2.2 million cellular subscribers are estimated to have switched operators within the Israeli market (with number porting) in 2019; approximately 2.4 million subscribers switched in 2018 and approximately 2.5 million switched in 2017. Significant price erosion continued to be caused by the number of cellular subscribers who moved between different rateplans or airtime packages (generally with a lower monthly fee) within the Company.

Pre-paid cellular subscribers contributed service revenues in a total amount of approximately NIS 99 million (US$ 29 million) in 2019, a decrease of 13% from approximately NIS 114 million in 2018, as a result of the price erosion in pre-paid services.

Revenues from equipment. Revenues from equipment sales for the cellular segment in 2019 totaled NIS 571 million (US$ 165 million), a decrease of 11% from NIS 643 million in 2018, mainly reflecting a decrease in the volume of sales.

Gross profit from equipment sales. The gross profit from equipment sales for the cellular segment in 2019 was NIS 107 million (US$ 31 million), compared with NIS 134 million in 2018, a decrease of 20%. This decrease mainly reflected the decrease in the volume of equipment sales, as described above, in addition to a decrease in profit margins from sales due to a change in the product mix.  See also “Item 5D.2 Outlook”.

Cost of service revenues. The cost of service revenues for the cellular segment (excluding inter-segment costs) decreased by 5% from NIS 1,435 million in 2018 to NIS 1,367 million (US$ 396 million) in 2019.  This decrease mainly reflected the decrease in depreciation and amortization expenses related to the cellular network, as well as decreases in payments to communications provider expenses and other expenses. See also note 22 to our consolidated financial statements.

Selling, marketing, general and administrative expenses and credit losses. Selling, marketing, general and administrative expenses and credit losses for the cellular segment in 2019 amounted to NIS 334 million (US$ 97 million), a decrease of 3% from NIS 343 million in 2018. The decrease mainly reflected the decrease in credit losses which was principally due to the impact of the tightening of the Company’s customer credit policy for handset sales since 2017, and the decrease in equipment sales in 2019, as well as decreases in workforce expenses and in other expense items, which were partially offset by increases in amortization expenses related to the capitalization of contract costs under IFRS 15, and in advertising and marketing expenses. See also note 2(n) and note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses (not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies; see “Item 5A.2" for reconciliation on a consolidated basis) for the cellular segment totaled NIS 1,298 million (US$ 376 million) in 2019, a decrease of 12% or NIS 178 million from NIS 1,476 million in 2018, principally due to the impact of the implementation of IFRS 16 in 2019 which reduced total operating expenses for the cellular segment by NIS 141 million and the decrease in workforce expenses and in credit losses as described above. See also note 22 to our consolidated financial statements. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses totaled NIS 1,848 million (US$ 535 million), a decrease of 4% compared with NIS 1,932 million in 2018.

Operating profit. Overall, operating profit for the cellular segment in 2019 was NIS 77 million (US$ 22 million), an increase of 13% compared with NIS 68 million in 2018, mainly reflecting reflecting the decreases in total operating expenses and in depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation) (excluding the impact of the implementation of IFRS 16 on depreciation and amortization expenses), which were partially offset by the decreases in cellular segment service revenues and in gross profit from cellular segment equipment sales. The overall impact of the adoption of IFRS 16 on operating profit for the cellular segment in 2019 was an increase of NIS 10 million.

 Adjusted EBITDA. Adjusted EBITDA for the cellular segment was NIS 635 million (US$ 184 million) in 2019, an increase of 21% from NIS 524 million in 2018, reflecting the impact of the adoption of IFRS 16 which increased Adjusted EBITDA for the cellular segment by NIS 141 million, as well as the decrease in other total operating expenses, which were partially offset by the decreases in service revenues and in gross profit from cellular segment equipment sales. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2019 was 27% compared with 21% in 2018.

5A.2b          Fixed-Line Services Segment

Total revenues. Total revenues in 2019 for the fixed-line segment were NIS 1,028 million (US$ 297 million), an increase of 9% compared with NIS 944 million in 2018.

Revenues from services. Service revenues for the fixed-line segment totaled NIS 925 million (US$ 268 million) in 2019, an increase of 9% compared with NIS 852 million in 2018.  This increase mainly reflected an increase in revenues from TV and internet services, partially offset by a decrease in revenues from international calling services (including the market for wholesale international traffic) which were adversely affected both by the increased penetration of internet-based solutions and increased competition from other service providers. See also "Item 3D.2p The telecommunications industry is subject to rapid and significant changes in technology and industry structure which could reduce demand for our services."

Revenues from equipment. Revenues from equipment sales for the fixed-line segment in 2019 totaled NIS 103 million (US$ 30 million), an increase of 12% compared with NIS 92 million in 2018, mainly reflecting an increase in revenues recorded from sales of internet-related equipment and devices.

Gross profit from equipment sales. The gross profit from equipment sales for the fixed-line segment in 2019 was NIS 37 million (US$ 11 million), compared with NIS 32 million in 2018, an increase of 16%, again largely a reflection of the impact of an increase in sales recorded from sales of internet-related equipment and devices.

Cost of service revenues. The cost of service revenues (excluding inter-segment costs) for the fixed-line segment increased by 16% from NIS 696 million in 2018 to NIS 810 million (US$ 234 million) in 2019.  This increase mainly reflected increased expenses related to TV and internet services (including content expenses, wholesale internet infrastructure access expenses, workforce expenses and depreciation and amortization expenses). See also note 22 to our consolidated financial statements.

Selling, marketing, general and administrative expenses and credit losses. Selling, marketing, general and administrative expenses and credit losses for the fixed-line segment in 2019 amounted to NIS 134 million (US$ 39 million), an increase of 5% from NIS 128 million in 2018. The increase mainly reflected increased workforce expenses related to the growth in fixed-line segment services, partially offset by a decrease in advertising and marketing expenses. See also note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses (not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies; see “Item 5A.2 for reconciliation on a consolidated basis) for the fixed-line segment totaled NIS 750 million (US$ 217 million) in 2019, an increase of 9% or NIS 61 million from NIS 691 million in 2018. The impact of the implementation of IFRS 16 in 2019 reduced total operating expenses for the fixed-line segment by NIS 16 million. See also note 22 to our consolidated financial statements. Including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses for the fixed-line segment totaled NIS 960 million (US$ 278 million), an increase of 14% compared with NIS 841 million in 2018.

Operating profit. Operating profit for the fixed-line segment was NIS 10 million (US$ 3 million) in 2019, a decrease of 79% compared to NIS 48 million in 2018, mainly reflecting the increase in total operating expenses including depreciation, amortization expenses and other expenses (mainly amortization of employee share based compensation), as well as the impact of the decrease in revenues from international calling services, which more than offset the impact of the growth in TV and internet services and the increase in gross profit from fixed-line segment equipment sales. The impact of the adoption of IFRS 16 on operating profit for the fixed-line segment in 2019 was an increase of NIS 1 million.

Adjusted EBITDA. Adjusted EBITDA for the fixed-line segment was NIS 218 million (US$ 63 million) in 2019, an increase of 10% from NIS 198 million in 2018. The impact of the adoption of IFRS 16 on Adjusted EBITDA for the fixed-line segment in 2019 was an increase of NIS 16 million. Adjusted EBITDA excluding the impact of IFRS 16 was NIS 202 million, an increase of 2% from 2018, which resulted from the growth in TV and internet services and the increase in gross profit from fixed-line equipment sales, which were partially offset by the negative impact from the decline in international calling services. As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed-line segment in 2019 was 21%, unchanged from 2018.

5A.3          RESULTS OF CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2018, COMPARED TO THE YEAR ENDED DECEMBER 31, 2017

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

Total revenues. In 2018, total revenues were NIS 3,259 million, approximately unchanged from NIS 3,268 million in 2017.

Revenues from services. Service revenues in 2018 totaled NIS 2,524 million, a decrease of 2% from NIS 2,582 million in 2017.

Revenues from equipment. Equipment revenues in 2018 totaled NIS 735 million, an increase of 7% from NIS 686 million in 2017, largely reflecting an increase in sales volumes of both cellular devices and other digital audio, visual and related equipment.

Gross profit from service revenues. The gross profit from service revenues in 2018 was NIS 393 million, compared with NIS 499 million in 2017, a decrease of 21%.  This decrease reflected both the decrease in the service revenues and the increase in the cost of service revenues. See also note 22 to our consolidated financial statements.

Gross profit from equipment sales. Gross profit from equipment sales in 2018 was NIS 166 million, compared with NIS 142 million in 2017, an increase of 17%.  This increase reflected increases in gross profit from equipment sales for both the cellular and fixed-line segments.

Selling, marketing, general and administrative expenses and credit losses. Reported selling, marketing, general and administrative expenses and credit losses totaled NIS 471 million in 2018, an increase of 1% compared with NIS 465 million in 2017. This increase mainly reflected an increase in depreciation and amortization expenses related to the amortization of the costs of obtaining contracts with customers (under IFRS 15), partially offset by a decrease in credit losses.

Total operating expenses ("OPEX"). Total operating expenses amounted to NIS 1,996 million in 2018, an increase of 3% or NIS 50 million from 2017. Total operating expenses (“Opex”) (not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies) includes cost of service revenues (NIS 2,131 million in 2018) and selling, marketing, general and administrative expenses and credit losses (NIS 471 million in 2018), and excludes depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation) (NIS 606 million in 2018). The increase in total operating expenses in 2018 mainly reflected increased operating expenses (mainly content costs, internet infrastructure expenses and salaries and related expenses) related to TV services and internet services (in cost of service revenues).  These increases were partially offset by decreases in (i) international call expenses (in cost of service revenues), (ii) credit losses, and (iii) other expense items, including as a result of various efficiency measures.

Including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses in 2018 amounted to NIS 2,602 million, an increase of 2% compared with 2017. See also note 22 to our consolidated financial statements.

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

Other income, net. Other income, net, totaled NIS 28 million in 2018, compared to NIS 31 million in 2017, a decrease of 10%, reflecting a decrease in income from the unwinding of trade receivables. See also note 23 to our consolidated financial statements.

Operating profit. Operating profit for 2018 was NIS 116 million, a decrease of 63% compared with operating profit of NIS 315 million in 2017.

Finance costs, net. Finance costs, net in 2018 were NIS 53 million, a decrease of 71% compared with NIS 180 million in 2017. The decrease largely reflected the impact of early debt repayment expenses in 2017 in an amount of NIS 94 million which were mainly related to the early repayment of borrowings during 2017 in a total amount of NIS 1,283 million, in addition to a decrease in interest expenses reflecting the lower average level of indebtedness and a lower average interest rate, partially offset by early loan repayment expenses of NIS 9 million recorded in 2018. See also “Item 5B Liquidity and Capital Resources.”

Profit (loss) before income tax. Profit before income taxes for 2018 was NIS 63 million, a decrease of 53% compared with NIS 135 million in 2017, reflecting the decrease in operating profit, partially offset by the decrease in finance costs, net.

Income taxes on profit. Income taxes on profit for 2018 were NIS 7 million, compared with NIS 21 million in 2017.

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

Profit. Profit in 2018 was NIS 56 million, a decrease of 51% compared with NIS 114 million in 2017.   Based on the weighted average number of shares outstanding during 2018, basic earnings per share or ADS was NIS 0.34, compared with NIS 0.70 in 2017.

Adjusted EBITDA. Adjusted EBITDA in 2018 totaled NIS 722 million, a decrease of 21% from NIS 917 million in 2017. As a percentage of total revenues, Adjusted EBITDA in 2018 was 22% compared with 28% in 2017.

5A.3a          Cellular Services Segment

Total revenues. Total revenues for the cellular segment in 2018 were NIS 2,486 million, a decrease of 4% from NIS 2,588 million in 2017.

Revenues from services. Service revenues for the cellular segment in 2018 totaled NIS 1,843 million, a decrease of 7% from NIS 1,978 million in 2017. The decrease was mainly a result of the continued downward pressures on the prices of post-paid and pre-paid cellular services as a result of the continued competition in the cellular market. As an illustration of the continuing high level of competition in the cellular market, approximately 2.4 million cellular subscribers are estimated to have switched operators within the Israeli market (with number porting) in 2018, compared with approximately 2.5 million in 2017 and 2.3 million in 2016.

Significant price erosion continued to be caused by the amount of cellular subscribers who moved between different rateplans or airtime packages (generally with a lower monthly fee) within the Company.

Pre-paid cellular subscribers contributed service revenues in a total amount of approximately NIS 114 million in 2018, a decrease of 22% from approximately NIS 146 million in 2017, as a result of the price erosion in pre-paid services and the decrease in the number of pre-paid subscribers, which was largely attributed to pre-paid subscribers moving to post-paid subscriber packages due to the significant price declines (and hence increased attractiveness) for these products.

Revenues from equipment. Revenues from equipment sales for the cellular segment in 2018 totaled NIS 643 million, an increase of 5% from NIS 610 million in 2017, mainly reflecting an increase in the volume of sales.

Gross profit from equipment sales. The gross profit from equipment sales for the cellular segment in 2018 was NIS 134 million, compared with NIS 120 million in 2017, an increase of 12%. This increase mainly reflected the increase in the volume of equipment sales, as described above, in addition to a small increase in profit margins from sales due to a change in the product mix.

Cost of service revenues. The cost of service revenues for the cellular segment (excluding inter-segment costs) decreased by 2% from NIS 1,470 million in 2017 to NIS 1,435 million in 2018.  This decrease mainly reflected a decrease in depreciation and amortization expenses related to the cellular network, which was partially offset by an increase in the amortization expenses of rights of use. See also note 22 to our consolidated financial statements.

Selling, marketing, general and administrative expenses and credit losses. Selling, marketing, general and administrative expenses and credit losses for the cellular segment in 2018 amounted to NIS 343 million, a decrease of 7% from NIS 367 million in 2017. The decrease mainly reflected decreases in three expense items: (1) in credit losses which was principally due to the impact of the tightening of the Company’s customer credit policy for handset sales since 2017; (2) in advertising and marketing expenses; and (3) in payroll and related expenses. See also note 2(n) and note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses (not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies) for the cellular segment totaled NIS 1,476 million in 2018, a decrease of 3% or NIS 49 million from 2017. See also note 22 to our consolidated financial statements. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses totaled NIS 1,932 million, a decrease of 3% compared with 2017.

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

Operating profit. Overall, operating profit for the cellular segment in 2018 was NIS 68 million, a decrease of 72% compared with NIS 244 million in 2017, reflecting the impact of the decreases in service revenues and in income with respect to the settlement agreement with Orange, which was partially offset by the reduction in total operating expenses, and the increase in gross profits from cellular segment equipment sales.

 Adjusted EBITDA. Adjusted EBITDA for the cellular segment was NIS 524 million in 2018, a decrease of 26% from NIS 710 million in 2017, for the same reasons as the decrease in operating profit. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2018 was 21% compared with 27% in 2017.

5A.3b          Fixed-Line Services Segment

Total revenues. Total revenues in 2018 for the fixed-line segment were NIS 944 million, an increase of 11% compared with NIS 853 million in 2017.

Revenues from services. Service revenues for the fixed-line segment totaled NIS 852 million in 2018, an increase of 10% compared with NIS 777 million in 2017.  This increase mainly reflected an increase in revenues from TV services and from internet services, partially offset by a decrease in revenues from international calling services (including the market for wholesale international traffic) which were adversely affected both by the increased penetration of internet-based solutions and increased competition from other service providers. See also "Item 3D.2p The telecommunications industry is subject to rapid and significant changes in technology and industry structure which could reduce demand for our services."

Revenues from equipment. Revenues from equipment sales for the fixed-line segment in 2018 totaled NIS 92 million, an increase of 21% compared with NIS 76 million in 2017, mainly reflecting an increase in revenues recorded from sales of audio visual and related equipment and devices.

Gross profit from equipment sales. The gross profit from equipment sales for the fixed-line segment in 2018 was NIS 32 million, compared with NIS 22 million in 2017, an increase of 45%, again largely a reflection of the impact of an increase in gross profit recorded from sales of audio visual and related equipment and devices.

Cost of service revenues. The cost of service revenues (excluding inter-segment costs) for the fixed-line segment increased by 14% from NIS 613 million in 2017 to NIS 696 million in 2018.  This increase mainly reflected increased operating expenses related to TV services (including content expenses, wholesale internet infrastructure access expenses, workforce expenses and depreciation expenses of subscriber equipment), as well as increases in expenses related to internet services and in depreciation expenses of the fixed-line network. These factors were partially offset by a decrease in international call expenses. See also note 22 to our consolidated financial statements.

Selling, marketing, general and administrative expenses and credit losses. Selling, marketing, general and administrative expenses and credit losses for the fixed-line segment in 2018 amounted to NIS 128 million, an increase of 31% from NIS 98 million in 2017. The increase largely reflected increases in advertising and marketing expenses related to fixed-line services and in payroll and related expenses. See also note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses (not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies) for the fixed-line segment totaled NIS 691 million in 2018, an increase of 16% or NIS 97 million from 2017. See also note 22 to our consolidated financial statements. Including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share based compensation), total operating expenses for the fixed-line segment totaled NIS 841 million, an increase of 15% compared with 2017.

Operating profit. Operating profit for the fixed-line segment was NIS 48 million in 2018, a decrease of 32% compared to NIS 71 million in 2017, mainly reflecting the increased total operating expenses related to TV services and internet services, which more than offset the increase in revenues from TV services and internet services and in gross profit from equipment sales.

Adjusted EBITDA. Adjusted EBITDA for the fixed-line segment was NIS 198 million in 2018, a decrease of 4% from NIS 207 million in 2017, for the same reasons as the decrease in operating profit. As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed-line segment in 2018 was 21% compared with 24% in 2017.

5A.4          SEASONALITY OF SERVICE REVENUES

Our cellular service revenues and profitability show some seasonal trends over the year, resulting mainly from revenues from roaming services which tend to increase during Jewish holiday periods and during the summer months.

Whilst most of our post-paid cellular tariff plans for private customers are bundles including unlimited amounts of call minutes and SMS, for other cellular subscribers in plans which charge according to usage, airtime minutes and consequently airtime revenues are affected by the number of monthly work days and daylight hours in the day, which varies throughout the year. In addition, airtime revenues for such subscribers are lower in February, which is a shorter than average month. However, due to the increased penetration of bundled plans which offer unlimited or fixed amounts of airtime and SMS usage together with significant amounts of data, the impact of such effects has significantly decreased over the last few years. There is no assurance that these trends will continue in the future.

	Three months ended
NIS in millions	March 31	June 30	Sept. 30	Dec. 31
	(Unaudited)
Service Revenues

2017	640	646	666	630
2018	625	620	654	625
2019	624	642	658	636

5A.5          IMPACT OF EXCHANGE RATE FLUCTUATIONS AND INFLATION

Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, in recent years, approximately one quarter of our operating expenses (excluding depreciation), including a substantial majority of our device and equipment purchases related to end sales to customers, were linked to non-NIS currencies, mainly the US dollar. In addition, a substantial amount of our capital expenditures are incurred in, or linked to, non-NIS currencies, mainly the US dollar. See “ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK”.

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

In December 2017, the Company issued additional Series F Notes in a principal amount of NIS 389 million under the same conditions as the original series.

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

In July 2019, following partial exercise of option warrants which are exercisable for Series G Notes (see also "Private placement of option warrants" below), the Company issued an additional principal amount of NIS 38.5 million of Series G Notes (under the same conditions as the original series). In November 2019, following partial exercise of option warrants which are exercisable for Series G Notes the Company issued an additional principal amount of NIS 86.5 million of Series G Notes (under the same conditions as the original series). In February 2020, following partial exercise of option warrants which are exercisable for Series G Notes the Company issued an additional principal amount of NIS 15.1 million of Series G Notes (under the same conditions as the original series).

In December 2019, following an agreement from December 2017 with several Israeli institutional investors, the Company issued additional Series F Notes in a principal amount of NIS 226.75 million under the same conditions.

All Series Notes payable are unsecured non-convertible and listed for trading on the TASE.

All Series Notes payable have been rated ilA+, on a local scale, by Standard & Poor’s Maalot.

Members of our Board of Directors and senior management may have purchased a portion of the various Series Notes through stock exchange transactions.

The table below sets forth the composition and terms of the Notes payable issued by the Company and outstanding at December 31, 2019:

	Principal amount	Annual interest rate	Interest payment terms	Original issuance date

Notes payable series D	218	‘Makam’(**) plus 1.2%	Quarterly	April 2010
Notes payable series F	1,021	2.16% fixed	Semi-annual	July 2017
Notes payable series G(*)	350	4% fixed	Annual	January 2019

(*)    Includes Series G Notes issued pursuant to option warrants described below.

(**) ‘Makam’ is a variable interest that is based on the yield of 12 month government bonds issued by the Government of Israel. The interest is updated on a quarterly basis. The interest rates paid (in annual terms, and including the additional interest of 1.2%) during 2019 are set forth in the table below:

Period	Interest rate (Makam+1.2%)
October 1, 2019 to December 30, 2019	1.40%
July 1, 2019 to September 30, 2019	1.49%
March 31, 2019 to June 30, 2019	1.48%
December 31, 2018 to March 30, 2019	1.74%

The table below sets forth the payments of principal to be made on our Notes payable at December 31, 2019 (for payments including interest payments, see "Item 5F Aggregate Contractual Obligations”):

	2020	2021	2022	2023 to 2024	2025 and thereafter	Total
	New Israeli Shekels in millions
Principal payments of long term indebtedness:
Notes payable series D	109	109				218
Notes payable series F	204	204	204	409		1,021
Notes payable series G			35	70	245	350
Total	313	313	239	479	245	1,589

Private placement of option warrants

In April 2019, the Company issued in a private placement 2 series of untradeable option warrants that are exercisable for the Company's Series G Notes. The exercise period of the first series is between July 1, 2019 and May 31, 2020 and of the second series is between July 1, 2020 and May 31, 2021. The exercise price is NIS 88 for each Series G notes principal amount of NIS 100. The Series G Notes that will be allotted upon the exercise of an option warrant will be identical in all their rights to the Company's Series G Notes immediately upon their allotment, and will be entitled to any payment of interest or other benefit, the effective date of which is due after the allotment date. The Notes that will be allotted as a result of the exercise of option warrants will be registered on the TASE. The total amount received by the Company on the allotment date of the option warrants was NIS 37 million.

In July 2019, following partial exercise of option warrants from the first series, the Company issued Series G Notes in a principal amount of NIS 38.5 million.

In November 2019, following partial exercise of option warrants from the first series, the Company issued Series G Notes in a principal amount of NIS 86.5 million.

In February 2020, following partial exercise of option warrants from the first series, the Company issued Series G Notes in a principal amount of NIS 15.1 million.

The total remaining consideration which we would receive in the event that all the warrant options described above are exercised, excluding consideration received for the allotment of the options (and assuming that there is no change to the exercise price), is approximately NIS 163 million.

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

Borrowings as of December 31, 2019 are set forth below:

	Annual interest rate	Interest payment terms	Original reception date

Borrowing P	2.38% fixed	Quarterly	December 2017
Borrowing Q	2.5% fixed	Quarterly	December 2017

The table below sets forth the payments of principal to be made on our borrowings, as of December 31, 2019 (for payments including interest payments see "Item 5F Aggregate Contractual Obligations”):

	2020	2021	2022	2023 to 2024	Total
	New Israeli Shekels in millions
Borrowing P	30	30	29		89
Borrowing Q	23	23	23	33	102
	53	53	52	33	191

Borrowings received

In 2017, the Company received long-term borrowings in an aggregate amount of NIS 350 million, as detailed further below.

Borrowing O: In December 2017, the Company received a long-term borrowing from a group of institutional corporations in a principal amount of NIS 100 million. The borrowing was received according to an agreement that was signed in November 2014. The borrowing beared unlinked interest at the rate of 4.34% per annum. The Company early repaid the borrowing in March 2018.

Borrowing P: In December 2017, the Company received a long-term borrowing from a commercial bank in the principal amount of NIS 125 million. The borrowing bears unlinked interest at the rate of 2.38% per annum and is paid in quarterly payments over 5 years. The principal is paid in quarterly equal payments commencing in December 2018.

Borrowing Q: In December 2017, the Company received a long-term borrowing from a commercial bank in the principal amount of NIS 125 million. The borrowing bears unlinked interest at the rate of 2.5% per annum and is paid in quarterly payments over 6.5 years. The principal is paid in quarterly equal payments commencing March 2019.

The Company did not receive new long-term borrowings in the years 2018 and 2019.

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

The Company did not make any early repayment of borrowings in 2019.

5B.3          FINANCIAL COVENANTS

Regarding Series F Notes, Series G Notes, and borrowings P and Q, the Company is required to comply with financial covenants that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenants, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of December 31, 2019, the ratio of Net Debt to Adjusted EBITDA was 1.1.

Additional stipulations mainly include: Shareholders' equity shall not decrease below NIS 400 million and no dividends will be declared if shareholders' equity will be below NIS 650 million regarding Series F notes and borrowing P.  Shareholders' equity shall not decrease below NIS 600 million and no dividends will be declared if shareholders' equity will be below NIS 750 million regarding Series G notes. The Company shall not create floating liens subject to certain terms. The Company has the right for early redemption under certain conditions. With respect to notes payable series F and series G: the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenants; debt rating will not decrease below BBB- for a certain period. In any case, the total maximum additional interest for Series F and G, shall not exceed 1.25% or 1%, respectively. The Group was in compliance with the financial covenants and the additional stipulations for the year 2019.

5B.4          TOTAL NET FINANCIAL DEBT

At December 31, 2019, total net financial debt (the sum total of current notes payable and borrowings (NIS 367 million) and non-current borrowings and notes payable (NIS 1,413 million) and financial liability  at fair value (NIS 28 million) less cash and cash equivalents (NIS 299 million) and less short-term deposits (NIS 552 million)) amounted to NIS 957 million, at a level similar to NIS 950 million (the sum total of current notes payable and borrowings (NIS 162 million) and non-current borrowings and notes payable (NIS 1,204 million) and less cash and cash equivalents (NIS 416 million)) at December 31, 2018.

At December 31, 2019, the current portion of our total financial debt (including future interest payments during 2020) amounted to NIS 407 million, as compared to NIS 189 million at December 31, 2018, and was composed of the amounts set forth in the table below. We intend to fund the repayment of the current portion of our Notes payable, borrowings and interest in 2020, through available cash or operational cash flow, issuance of deferred notes payable, new borrowings, issuance or sale of corporate notes, issuance of shares , or a combination of one or more of these resources.

Current Portion Payable in 2020 as of December 31, 2019	NIS in millions

Principal on notes payable	313
Principal on borrowings	53

Accrued interest on notes payable	37
Accrued interest on borrowings	4
Total	407

Capital Expenditures. The communications business is highly capital intensive, requiring significant capital to acquire licenses, to construct and maintain communications networks and to purchase and install subscriber-end equipment. In 2019, capital expenditures also included expenditures on fiber optics and related assets, subscriber equipment and installation, subscriber equipment and installation, customer relationships, computer and information systems, property, leasehold improvements, furniture and equipment, costs of obtaining contracts with customers (under IFRS 15), and computer software.

For the years 2016 to 2018, costs of Right of Use (ROU) in PHI’s shared network were presented as deferred expenses, and included in the cash flows statement under cash flows from operating activities. See also notes 2(g) and 9 to the financial statements. From January 1, 2019 these investmants are included mainly in cash flows from investing activity under acquisition of property and equipment.

In the years ended December 31, 2017, 2018 and 2019, our capital expenditures as represented by additions to property and equipment and intangible assets, amounted to NIS 417 million, NIS 499 million and NIS 578 million, respectively. The increase largely reflected the change in the accounting treatment of PHI, as described above, as well as increases in investments in the fiber optic network, and in the costs of equipment, including installation, leased to subscribers. During the years ended December 31, 2018 and 2019, the capital expenditures noted above included NIS 170 million and NIS 237 million ($69 million), respectively, in our network infrastructure, including in our fiber optic network.

At December 31, 2019, our capital expenditure commitments totaled NIS 36 million, and were related almost entirely to our cellular and fixed-line networks. For further information regarding our capital expenditure commitments at December 31, 2019, see “Item 5F Aggregate Contractual Obligations”.

Dividend payments. For the year ending December 31, 2019, the Company did not distribute any dividends.

5B.5          MAIN SOURCES OF LIQUIDITY

•	Cash on hand;

•	Operating cash flows, net of cash flow used for investing activities;

•	Untradeable option warrants;

•	Issuance of notes payable and long-term borrowings;

•	Share issuance;

•	Short-term deposits; and

•	Short term credit facility.

Cash on hand. At December 31, 2019, we had NIS 299 million in cash on hand, compared to NIS 416 million at December 31, 2018.

Short-term deposits. At December 31, 2019, we had short-term deposits in an amount of NIS 552 million, compared to NIS 0 million at December 31, 2018.

Cash flows from operating activities. Cash flows from operating activities totaled NIS 837 million (US$ 241 million) in 2019, an increase of 34% compared NIS 625 million in 2018. The increase mainly reflected the adoption of IFRS 16 in 2019, under which lease payments are recorded in cash flows from financing activities instead of in cash flows from operating activities; this amount totaled NIS 159 million. In addition, the increase reflected the impact of the change in the accounting treatment of PHI from the beginning of 2019, where payments to PHI for the Right of Use of PHI's assets are recorded as cash flows from investing activities.

Adjusted Free Cash Flow for 2019 was NIS 49 million (US$ 14 million), a decrease of 60% compared to NIS 124 million for 2018 (Adjusted Free Cash Flow is calculated as cash flows from operating activities, net of cash flows from investment activities less proceeds from (investment in) short-term deposits, net of lease principal payments and lease interest payments; Adjusted Free Cash Flow is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies).

Reconciliation of cash flows to Adjusted Free Cash Flow	Year ended December 31,
	2018	2019
	NIS in millions
Net cash provided by operating activities	625	837
Net cash used in investing activities	(351)	(1,181)
Less Proceeds from (investment in) short-term deposits, net	(150)	552
Net of Lease principal payments		(139)
Net of Lease interest payments		(20)
Adjusted Free Cash Flow	124	49

Existing credit facilities. As of December 31, 2019, PHI has a short term credit facility with a leading Israeli commercial bank in the amount of NIS 100 million. The Group's share in this facility is 50%. The facility is restricted for use by PHI only. As of December 31, 2019 no funds were drawn from this facility.

Notes payable issuance commitments. In April 2019, the Company issued in a private placement two series of untradeable option warrants that are exercisable for the Company's Series G Notes. The exercise period of the first series is between July 1, 2019 and May 31, 2020 and of the second series is between July 1, 2020 and May 31, 2021. The Series G Notes that will be allotted upon the exercise of an option warrant will be identical in all their rights to the Company's Series G Notes immediately upon their allotment, and will be entitled to any payment of interest or other benefit, the effective date of which is due after the allotment date. The Notes that will be allotted as a result of the exercise of option warrants will be registered on the TASE. The total amount received by the Company on the allotment date of the option warrants was NIS 37 million.

In July 2019, following partial exercise of option warrants from the first series, the Company issued Series G Notes in a principal amount of NIS 38.5 million. In November 2019, following partial exercise of option warrants from the first series, the Company issued Series G Notes in a principal amount of NIS 86.5 million. In February 2020, following partial exercise of option warrants from the first series, the Company issued Series G Notes in a principal amount of NIS 15.1 million.

The total remaining consideration expected to be received (after the exercises described above), excluding consideration received for the allotment of the options, in respect of full exercise (and assuming that there will be no change to the exercise price) is approximately NIS 163 million.

Share issuance. In January 2020, the Company issued 19,330,183 shares of the Company to institutional investors, following a tender under a shelf offering, and by way of a private placement. The total net consideration received was approximately NIS 276 million. The offering expenses totaled NIS 10 million.

We believe that cash flows from our operations, together with our cash on hand, and our short-term deposits, will provide us with enough liquidity and resources to fund our on-going operations, expected capital expenditure needs, payment of amounts due on our notes and borrowings, as well as other material commitments, at least for the next 12 months (see also "Item 5F Aggregate Contractual Obligations"). However, the actual amount and timing of our future requirements may differ materially from our current estimates.  See also “Item 5D.2 Outlook".

As noted in “Item 3D.1p Our cellular telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. Ensuring compliance with these obligations and restrictions may be outside our control, and may limit our ability to raise new equity capital.  If the obligations or restrictions are not respected by our shareholders, we could be subject to significant monetary sanctions or lose our license.”, if the Company decides to raise capital, it may face significant difficulties, since the current holdings of Israeli entities (as defined in the license) are approximately 5% and any equity offering to the public or to the Company's employees and office holders will require an equivalent equity offering of shares to Israeli entities, in a manner in which the total Israeli entities founding shareholders' holdings will not be less than 5% of the total issued share capital. Since these Israeli entity shares require pre-approval of the MoC to determine that the receiving shareholder is eligible to be an Israeli entity, they are limited in their capability of transfer to another shareholder. The Company may need to grant a significant discount in an equity offering of these Israeli entity shares. If the Company would be required to raise capital and this issue would prevent it, there could be an adverse impact on our business (e.g. reduction in sales with long term credit arrangements and/or reduction in capital investments).

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

5D.2          OUTLOOK

In 2019, competition in the Israeli telecommunications market remained intense, both across cellular segment services and fixed-line segment services, as well as in the market for equipment and device sales resulting in further negative impact on the Company’s business results. Cellular segment service revenues for 2019 decreased by 2% compared with 2018 and by 9% compared with 2017, and the increase of 9% in fixed-line segment service revenues in 2019 mainly reflected our increased penetration in the TV and internet markets.

 In 2019, we earned profits of NIS 19 million (US$ 6 million) compared with profits of NIS 56 million for 2018. Under the assumption that existing trends and the current business environment continue, our operating results may continue to decline in 2020, which may adversely affect our financial condition, in particular operating profit and Adjusted Free Cash Flow. See also “Item 3D.2a Largely as a result of substantial and continuing changes in our regulatory and business environment since 2011, our operating financial results, profitability and cash flows have declined significantly in the past few years compared with the period prior to 2011, including a loss for the year 2015.  In 2019 we earned profits of NIS 19 million (US$ 6 million) compared with profits of NIS 56 million for 2018. Under the assumption that existing trends and the current business environment continue, our operating results are likely to continue to decline in 2020 and possibly beyond, and may result in losses, which is likely to adversely affect our financial condition.”

In addition, as for other companies in Israel and around the world, the novel coronavirus disease COVID19 poses an unquantifiable threat to our business, results of operations and financial position. As of the date of approval of this Annual Report, the impact has been limited, since the crisis only began at the beginning of March. In addition, the impact has been mitigated by a number of actions taken by the Company, including cutting costs and sending a large quantity of employees on an unpaid leave. However, should these trends continue, this may have a material harmful effect on our results of operations and financial position for 2020. See also “Item 3D.2e The novel coronavirus disease COVID-19 has had a limited impact on our business and operations to the date of approval of this Annual Report. However, should these trends continue, this may have a material harmful effect on our results of operations and financial position for 2020.”

Although total operating expenses decreased by NIS 111 million or 6% in 2019 compared with 2018 (to a total of NIS 1,885 million (US$545 million) (including cost of service revenues (NIS 2,177 million in 2019) and selling, marketing, administrative expenses and credit losses (NIS 468 million in 2019), and excluding depreciation and amortization and other expenses (mainly amortization of employee share based compensation) (NIS 760 million in 2019); this measure is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies), the decrease was explained principally by the impact of the implementation of IFRS 16 in 2019 which reduced total operating expenses by NIS 157 million. Excluding the impact of the implementation of IFRS 16, total operating expenses would have increased by NIS 46 million, primarily reflecting the increase in expenses related to the growth in TV and internet services, including content rights and distribution expenses, wholesale internet infrastructure access expenses and workforce expenses. The Company also recorded significant depreciation and amortization expenses in the years 2018 and 2019 from expenditures related to our TV and internet services and the depreciation resulting from the implementation of IFRS 16. Including depreciation, amortization and other expenses (mainly amortization of employee share based compensation), total operating expenses in 2019 increased by 2% compared with 2018. Continued growth in our TV and internet services would be expected to increase operating expenses further. See also "Item 3D.2f Our operations in the television services market entail risks and costs.  Television services provided a negative contribution to profits for the years 2018 and 2019, and may not contribute to profits for 2020."

Regarding wholesale tariffs for use of wholesale services over the Bezeq network (for data traffic), in 2017 the Ministry adopted a decision regarding the tariffs for the years 2017-2018; however the relevant regulations were updated in accordance with the decision only during 2018. As a result, over the course of a year and a half, Bezeq collected surplus payments from all service providers operating in the wholesale market. In addition, since the relevant maximum wholesale tariffs were due to expire at the end of 2019, the Ministry of Communications extended, at the time, the term of the existing tariffs to a future date when the Ministry will set the final wholesale tariffs for the years 2019-2022 (the “Interim Tariffs” and the “Final Tariffs”, respectively).

In February 2020, the Minister of Communications published a decision which retrospectively set the Final Tariffs for the years 2019 and 2020 and set the tariff update mechanism for the years 2021 and 2022. The decision also included a mechanism for the refund of the surplus payments made during the years 2017 and 2018.  As a result, the decision is expected to reduce the Company's expenses for Bezeq’s wholesale services for the years 2019 and 2020 (compared to the expenses calculated according to the Interim Tariffs). The refunds for the years 2017-2019 that will be recorded in 2020 are expected to amount to a few tens of millions of shekels and the reduction in expenses for the year 2020 is expected to be a few millions of shekels.

Capital expenditures in 2020 are expected to continue to include significant investments in our fiber optic network and our TV and internet services. The Company’s intention is to deploy a network with an extensive coverage of potential households in Israel within two to three years from the date of this report, and the project’s overall payback period is currently expected to be seven years after January 1, 2018.

Adjusted Free Cash Flow for 2019 was NIS 49 million (US$ 14 million), a decrease of 60% compared to NIS 124 million for 2018 (as shown in "Item 5B.5 MAIN SOURCES OF LIQUIDITY" is calculated as the sum of net cash provided by operating activities and net cash used in investing activities less proceeds from (investment in) short-term deposits, lease principal payments and lease interest payments; Adjusted Free Cash Flow is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies).

Depending on regulatory and other developments in the market as well as the the impact of the coronavirus disease crisis on our business and operations, Adjusted Free Cash Flow for 2020 may decline further from the level in 2019 and may also be negative. However, we believe that cash flows from our operations, together with our cash on hand and our short-term deposits totaling over NIS 1 billion at the date of this Annual Report, will provide us with enough liquidity and resources to fund our on-going operations, expected capital expenditure needs, payment of interest and principal due on our notes and borrowings, as well as other material commitments, at least for the next 12 months.  However, the actual amount and timing of our future requirements may differ materially from our current estimates. In addition, the Company notes that while the debenture yields of some telecommunications companies have increased significantly since the start of the coronavirus crisis, there has been no significant increase in the Company’s debentures yields to the date of approval of this Annual Report.

See also "Item 3D.2f HOT Telecommunications and its controlling shareholder, Altice Europe N.V., have offered to acquire 100% of our shares, but there can be no assurance as to the final terms of such transaction or that the proposed transaction will be consummated. As a result, the market price of our shares and ADRs may fluctuate, and our business, revenues and results of operations may be materially harmed."

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

5E.         Off-Balance Sheet Arrangements

As of December 31, 2019, the Company provided bank guarantees in a total amount of NIS 111 million. In addition, the Company provided a guarantee to PHI's debt in an amount of NIS 50 million. For further details, see note 17 to the consolidated financial statements.

Other than the aforementioned guarantees, there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. See also “Item 5F Aggregate Contractual Obligations”.

5F.         Aggregate Contractual Obligations

Set forth below are our contractual obligations and other commercial commitments as of December 31, 2019:

	Payments due by period (NIS in millions)
Contractual Obligations	Total	2020	2021-2022	2023-2024	2025 and thereafter

Notes Series D*	222	112	110
Notes Series F*	1,076	224	434	418
Notes Series G*	440	14	63	94	269
Long term borrowings*	200	57	110	33
Lease liabilities	685	141	217	165	162
Trade payables	716	716
Payables in respect of employees	83	83
Other payables	16	16
Contribution to defined benefit plan	7	7
Commitments to pay for inventory purchases**	136	136
Commitments to pay for property, equipment purchases and software elements purchases (capital expenditures)**	36	36
Commitments to pay for rights of use of capacities**	153	51	96	6
Commitment to pay for capacities maintenance**	23	6	12	5
Total Contractual Cash Obligations	3,793	1,599	1,042	721	431

*     The figures include expected payments of interest on our long-term debt (borrowings and notes payable).

**   See note 17 to the consolidated financial statements

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.        Directors and Senior Management

6A.1          DIRECTORS

Below is a list of the directors of the Company as of the date of this Annual Report.*

Name of Director	Age	Position
Osnat Ronen (5) (6)	57	Chairman of the Board of Directors
Barry Ben Zeev (1)(2)(3)(4)	68	Director
Richard Hunter	50	Director
Jonathan Kolodny(1)(2)(3)(4)	50	Director
Yehuda Saban	40	Director
Yossi Shachak	74	Director
Arik Steinberg (1)(2)(4)	55	Director
Ori Yaron	54	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	External Director under the Israeli Companies Law (See “Item 6C Board Practices”)

(4)	Independent Director under NASDAQ rules and under the Israeli Companies Law

(5)	Independent Director under NASDAQ rules

(6)	Appointed by the Israeli founding shareholders

___________________________
* During the period January 1, 2019 until November 17, 2019, Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Sumeet Jaisinghani, Mr. Barak Pridor, Mr. Yoav Rubenstein, Mr. Arieh Saban and Mr. Tomer Bar Zeev served as directors of the Company representing S.B. Israel Telecom.  They resigned from the Board of Directors shortly after S.B. Israel Telecom consented to rights over its shares being transferred to the Receiver.  See "Item 3D.3a Approximately 27.16% of our issued and outstanding shares and voting rights are held by a receiver (under Israeli law), who may not act in the best interests of the Company or its shareholders".

Ms. Osnat Ronen was appointed to the Board of Directors of Partner in December 2009 and was appointed to serve as Chairman of the Board of Directors on November 21, 2019. Ms. Ronen founded FireWind 01 GP in 2015 and has since served as its general partner. Ms. Ronen serves as one of the founders of Wecheck Ltd. and serves as an advisor and on the Board of Directors. Since 2018, she serves as the CEO of its subsidiary Wecheck Fund 1 Ltd. Ms. Ronen currently serves on the Board of Directors of Fox-Wizel Ltd. and Discount Capital Underwriters. She also volunteers as a director of the College for Management (Michlala Le-Minhal).Ms. Ronen has also served as an advisor to Liquidnet, Inc. from 2013 to 2015. Between 2013 and 2018, Ms. Ronen served on the Board of Directors of Mizrahi Tefahot Bank Ltd. as Head of the Audit Committee. Ms. Ronen also served on the Board of Directors of Perion Networks Ltd. in 2016-2017. Ms. Ronen also served as a volunteer on the Board of Directors of Yissum Research Development Company of the Hebrew University of Jerusalem until December 2018. Previously she served as a General Partner of Viola Private Equity from 2008 until 2013. From 1994 to 2007, Ms. Ronen served in various positions at Bank Leumi Le Israel BM, including as the Deputy Chief Executive Officer of Leumi Partners Ltd. from 2001 to 2007 and as Deputy Head of the Subsidiaries Division of the Leumi Group from 1999 to 2001. Between 2004 and 2007, Ms. Ronen also led the strategic planning, deployment and execution of the Bachar Reform, one of Israel’s largest financial reforms, at Leumi Group. As part of the implementation, Ms. Ronen managed the sale of Leumi’s holdings in mutual, provident and training funds. Ms. Ronen served on the Board of Directors of several portfolio companies of Viola including: Amiad Water Systems Ltd., Orad Hi-tech Ltd., Aeronautics Ltd., Degania Medical Ltd. and Matomy Media Group Ltd. Ms. Ronen holds a B.Sc. in mathematics and computer science from Tel Aviv University and an M.B.A. from the Recanati School of Business Administration at Tel Aviv University.

Barry Ben Zeev (Woolfson) was appointed to the Board of Directors of Partner in October 2009. He has been providing strategic business consulting services since 2009. Mr. Ben Zeev served as the Deputy-Chief Executive Officer & Chief Financial Officer of Bank Hapoalim in 2008. He joined the bank in 1976 and served in a variety of senior positions in the branch system and the international division including New York. Mr. Ben Zeev served in the following executive positions prior to becoming Deputy-Chief Executive Officer & Chief Financial Officer of Bank Hapoalim: Executive Vice President & Head of International Operations during the years 2001-2002, Deputy-Chief Executive Officer & Head of International Private Banking during the years 2002-2006, Chairman of Poalim Asset Management in the UK and Ireland during the years 2001-2006, Chairman of Bank Hapoalim Switzerland during the years 2002-2006, Deputy Chairman of the Board of Directors of Signature Bank in New York during the years 2001-2002 and Deputy-Chief Executive Officer and Head of Client Asset Management during the years 2006-2007. Mr. Ben Zeev serves on the Board of Directors of the following companies: Ben Zeev (Woolfson) Consultants Ltd., Hiron-Commerce Investments & Mivnei Ta’asiya Ltd., Kali Pension Administration Management Ltd. and Altshuler Provident and Pension Ltd., as an independent director and head of the investment committee. In addition, he serves on the Board of Trustees of the College for Management (Michlala Le-Minhal).He also served as a member of the Board of Directors of the Tel Aviv Stock Exchange during the years 2006-2007 and on the Board of Directors of Ellomay Capital Ltd., as a member of the investment committee of Manof Bereshit during the years 2009-2013 and as an independent director of Poalim Asset Management UK Ltd. during the years 2011-2018. Mr. Ben Zeev holds a B.A. in economics and an M.B.A both from Tel-Aviv University.

Richard Hunter was appointed to the Board of Directors of Partner in November 2019. Mr. Hunter was appointed to the Board of Directors of Partner in November 2019. He is Chairman of the Board of Directors of Holmes Place International Ltd., serves on the Board of Directors of Delta Galil Industries Ltd. and is a partner in Green Lantern, a private equity fund. Previously he served as CEO of McCann Erickson Israel from 2012 until 2016. During the years 2010 until 2012, Mr. Hunter served as Chief Operating Officer of Shufersal Ltd. and as CEO of 013 Netvision from 2007 until 2010. He also served as a director at SodaStream International Ltd. Mr. Hunter is an accounting and financial expert, holds an LL.B from the College of Management, Tel-Aviv and an M.B.A from INSEAD Business School.

Jonathan Kolodny was appointed to the Board of Directors of Partner effective May 6, 2018. Dr. Kolodny is a General Partner in ION Crossover Partners, a late-stage technology investment fund, which he joined in March of 2018. He also serves on the Board of Directors of BlueVine Capital, Inc. since 2019. Dr. Kolodny served as the CEO of the Keter Group from 2016 to February 2018. Prior to that, he served from 2013 until 2016 as the CEO of Jardin International Holding. During the years 1994 until 2013, Dr. Kolodny served in various senior positions at McKinsey & Company in their overseas as well as local offices founding their office in Israel in 2000 and elected as a Director (senior Partner) of the Firm in 2007. He also served on the Board of Directors of Sodastream International Ltd. from 2015 until its sale to Pepsico at the end of 2018. Dr. Kolodny received a B.A. in Computer Science summa cum laude from Harvard College and a Ph.D. in Cognitive Neuroscience from the University of Cambridge.

Yehuda Saban was appointed to the Board of Directors of Partner in April 2015. Mr. Saban served between 2011- mid 2015 as Vice President Economics & Regulation and FLNG (Floating Liquefied Natural Gas) manager at Delek Drilling & Avner oil exploration. Previously, Mr. Saban served over 6 years in various capacities with the budget department of the Ministry of Finance as Manager of the Telecommunications and Tourism Unit, Manager of the Budget and Macroeconomics unit and as an economist in the Energy unit. During those years, Mr. Saban was also an active partner in a number of committees and authorities in the energy, telecommunications and infrastructure fields. Mr. Saban serves on the Board of Directors of Israel Opportunity Energy Resources LP and as Chairman of its Compensation and Audit Committee as of June 2015. Mr. Saban also serves as manager of Israeli operations and EVP of Business Development at Ellomay Capital Ltd. Mr. Saban holds a B.A. in Economics & Business Management (graduated with honors) and an M.B.A specializing in Financing, both from the Hebrew University in Jerusalem.

Yossi Shachak was appointed to the Board of Directors of Partner in November 2019. Mr. Shachak is a consultant to boards of directors, and a board member of public and private companies including, the Azrieli Group Ltd. and Tefron Ltd. Mr. Shachak is a certified public accountant and is a graduate of accounting from the Hebrew University in Jerusalem.

Arie (Arik) Steinberg was appointed to the Board of Directors of Partner in January 2012. Mr. Steinberg serves on the Board of Directors of Leumi Partners Ltd. and as the Chairman of the Audit Committee. He also serves as a director in Paz Oil Company Ltd., as Chairman of the Board of Directors of REE (formerly Softwheel Ltd.) and as a director at Axilion Ltd.  He also serves on the Board of Trustees of the Academic College of Tel-Aviv-Yaffo. Mr. Steinberg served from 2006-2010 as Chairman of the Board of Directors of Psagot Investment House, Ltd., as well as other companies in the Psagot Group, leading and overseeing the business strategies of the Psagot Group. Mr. Steinberg served as Chairman on behalf of York Capital. In addition, he served on the Board of Directors of the Tel-Aviv Stock Exchange. Mr. Steinberg also served between 1999-2003 as Chief Executive Officer of Ilanot Batucha Investment House from the IDB Group, as well as a director of Maalot (the Israeli affiliate of Standard and Poor’s). Prior to that, Mr. Steinberg served as CEO of Etgar- Portfolio Management Trust Co. owned by Bank Mizrahi. He also served on the Advisory Boards of Mobileye Technologies and Novotrans Group SA. Mr. Steinberg studied economics at Tel-Aviv University.

Ori Yaron was appointed to the Board of Directors of Partner by S.B. Israel Telecom in May 2014. Mr. Yaron practices law and manages Ilan Yaron Law Offices that specializes in the areas of insurance and torts. Mr. Yaron served from 2010 until 2016 as a member of the Board of Directors of the Geophysics Institute and served from 2006 until 2007 as a member of the Board of Directors of Mekorot Development & Enterprise and from 2011 until 2014 as a member of the Board of Directors of Hozei Israel Ltd. Mr. Yaron holds a B.A. in economics and an LL.B. both from Tel-Aviv University and is a member of the Israeli Bar Association.

6A.2          SENIOR MANAGEMENT

Below is a list of the Senior Management of the Company as of the date of this Annual Report:

Name of Officer	Age	Position

Isaac Benbenisti	55	Chief Executive Officer
Yuval Keinan	45	Deputy Chief Executive Officer
Tamir Amar	46	Chief Financial Officer
Sigalit Cohen	50	Vice President, Customer Service Division
Liran Dan	41	Vice President Strategy & Business Development
Yaron Eisenstein*	47	Vice President Technologies & IT Division
Noach Hacker	38	Vice President Regulations and Fiber Division
Einat Rom	54	Vice President, Human Resources & Administration
Yakov Truzman	49	Vice President Business & Sales Division
Hadar Vismunski-Weinberg	46	Vice President, Chief Legal Counsel & Corporate Secretary
Terry Yaskil	46	Vice President Marketing Division

*Effective August 2019, Yaron Eisenstein replaced Raz Bartov as the Company's Vice President Technologies & IT Division

Isaac Benbenisti was appointed as Chief Executive Officer effective July 1, 2015. Prior to joining the Company, Mr. Benbenisti served from 2007 until 2014, as the CEO of Bezeq International Ltd. From 2003 through 2006, Mr. Benbenisti served as a director and C.E.O of the System Group and Distribution Channels Division at Hewlett-Packard (HP). Prior to that, he held a variety of managerial positions, including as the CEO of CMS Compucenter Ltd. Mr. Benbenisti holds a B.A. in economics and an M.B.A specializing in finance and marketing, both from the Hebrew University of Jerusalem.

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

Sigalit Cohen, was appointed as Vice President, Customer Service Division in June 2019, after having previously served as Head of the Fixed-Line Service Department since joining the Company in January 2019. Before joining the Company, Ms. Cohen served from 2016 until 2019 as Manager of the commercial and technical services at Bezeq International Company Ltd. and was responsible for building methodologies and implementing a service strategy for private and small business customers. During the years 2008 until 2016, she held various managerial positions at Bezeq International including manager of commercial and financial services and customer relations manager. Ms. Cohen holds a B.A in Life Sciences.

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

Yaron Eisenstein was appointed as Vice President Information Technologies in August 2019 after having previously served as Head of the Digital and Products Department since joinng the Company in 2017. Prior to joining the Company, Mr. Eisenstein served from 2016 until 2017 as CTO and co-founder of binj.tv and led the creation of a video platform to create advanced live broadcasts. Previously, he served as Director of Services and Products department in the technologies division at Bezeq and was responsible for the advancement and development of the company’s digital products, systems development and VoIP services and the BI and data worlds. Mr. Eisenstein has an M.B.A. from the Hebrew University and an M.A. from the Michlala l’Minhal, Rishon L’Zion and Baruch College, New York.

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

Yakov Truzman was appointed in May 2019 as Vice President Business and Sales Division, after having served as Vice President Business Division from March 2018. Prior to that, Mr. Truzman served as Vice President Business Division at Bynet Data Communications from 2016 until joining the Company. Prior to that, Mr. Truzman served from 2011 until 2015 as the Vice President of Sales of the HOT Group. During the years 2001 until 2011, Mr. Truzman served in several managerial positions in the Cellcom Group, including department manager of business customers. Mr. Truzman holds a B.A. in behavioral sciences, management and economics from Ben Gurion University.

Hadar Vismunski-Weinberg was appointed as Vice President, Chief Legal Counsel and Corporate Secretary effective March 16, 2017. Prior to joining the Company, Ms. Vismunski-Weinberg served since 2013 as Vice President and General Counsel- Global R&D of Teva Pharmaceutical Industries Ltd. ("Teva"). Between 2007 and 2013 Ms. Vismunski-Weinberg served in other senior positions at Teva. Ms. Vismunski-Weinberg holds an LL.B from the Hebrew University in Jerusalem.

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

Appointments and Resignations

None of the above directors, has any family relationship with any other director or senior manager of the Company. None of the above members of senior management has any family relationship with any other director or senior manager of the Company.

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

Pursuant to the provisions of the Israeli Companies Law, the compensation policy of a company shall be submitted for the approval of the general meeting of shareholders, at least once every three years. We first adopted a compensation policy that sets forth the guidelines and framework for the mode of compensation of the Company’s Office Holders following the approval of the Company’s shareholders, at the extraordinary general meeting of shareholders, held on October 17, 2013 (the “Former Compensation Policy”). A new Compensation Policy was approved by the Company’s shareholders at the annual general meeting of shareholders ("AGM") held on October 29, 2019 (the “Compensation Policy”). The Compensation Policy sets forth the principles and procedures for determining Office Holders’ compensation, including ongoing remuneration, bonuses (including annual bonuses, severance bonuses and special bonuses), equity compensation, indemnification, insurance and release. The  Compensation Policy revises the Former Compensation Policy with respect to various matters and issues that needed to be updated and amended since the adoption of the Former Compensation Policy, due to changes in market practices since then, as well as adaption to legislative changes. See Exhibit 15.(b).1.

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

Compensation for senior management may also be provided in the form of equity-based compensation which includes stock options to purchase our ordinary shares and restricted shares. In 2019, options were granted to our senior management under the 2004 Amended and Restated Equity Incentive Plan (as this term is defined in Item 6E.2 below) to purchase up to 1,006,128 of our ordinary shares at a weighted average exercise price of NIS 16.33 (US$ 5) per option with some of the options vesting at the earliest in January 2020. These options will expire at the latest by August 2025. In addition, in 2019, 323,808 restricted shares were granted to our senior management under the 2004 Amended and Restated Equity Incentive Plan, with some of the restricted shares vesting at the earliest in January 2020. For more information, see “Item 6E.2 Equity Incentive Plan”.

The aggregate compensation paid, and benefits in kind granted to or accrued on behalf of all our directors and senior management for their services in all capacities to the Company and its subsidiaries during the year ended December 31, 2019, was approximately NIS 30 million (US$ 9 million) (assuming that 100% of the annual bonuses set forth in Table A and B below will be paid). This amount included approximately NIS 3 million (US$ 0.9 million) set aside or accrued to provide pension and retirement benefits on behalf of all our senior management during the year ended December 31, 2019.

CEO Compensation

Mr. Isaac Benbenisti has served as the CEO of the Company since July 1, 2015. The terms of his employment were approved by the Compensation Committee, the Board of Directors and the general meeting of shareholders of the Company. Until December 1, 2015, the CEO was employed though an agreement with a private company, fully owned by him, for the provision of management services to the Company. Following a resolution of the compensation committee to make an immaterial change to the CEO's terms of employment, the CEO's employment format was changed to that of a company employee ("Employment Agreement"). The engagement in the Employment Agreement is for an unlimited time period with the right of each party to terminate upon 6 months prior written notice. In addition to the advance notice period, upon termination, the CEO will be entitled to a 6-month period during which he will receive a salary without being required to provide services.

The CEO's monthly salary (gross) is in an amount of NIS 150 thousand, linked to the CPI as of the index June 2015 (at the end of 2019 the monthly salary (gross) was NIS 152.5 thousand). In addition, the CEO is entitled to reimbursement for the cost of vehicle use and maintenance as well as accepted related terms that are usually granted to the other office holders in the Company including telephone, food, cellular phone and other benefits in accordance with the Company's compensation policy and procedures (including indemnification, release and insurance arrangements as customary in the Company) and social benefits including sick days, vacation and allocations to plans and funds.

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

The minimum criterion for receiving the annual financial bonus with respect to the CEO, as of the beginning of his said tenure as CEO, is that the Company achieved as least 80% of the Company's targets for the relevant year and in addition, that the total EBITDA shall not have decreased by more than 35% of the EBITDA for the year preceding the year in respect of which the bonus is payable.

With respect to the amount of the annual financial bonus, tiers were set to calculate the amount of the bonus according to the CEO's global achievement rate with respect to all of the elements of the annual bonus (a weighted score of the company targets and an evaluation of the CEO's performances), as follows: achievement at a rate lower than 80% will not entitle the CEO to an annual bonus; achievement at a rate between 80%-120% will entitle the CEO to 80%-120% of the annual bonus budget; achievement at a rate that exceed 120% will entitle the CEO to 120% of the annual bonus budget. For the year ending December 31, 2019, the annual bonus budget (100%) for the period during Mr. Benbenisti's tenure as CEO was approximately NIS 1,660 thousand. These sums are linked to the CPI.

The CEO's Company targets for the year 2019 were determined by the Board of Directors of the Company in January 2019 based on the annual work plan of the Company for the year. They included seven individual targets: (1) Company EBITDA target with a weight of 30% of the Company's targets (2019 achievement rate: 115%); (2) Cash flow target with a weight of 15% of the Company's targets (2019 achievement rate: 139%); (3) Cellular ARPU Base (2019 achievement rate: 102%) and subscriber target (2019 achievement rate: 0%) with a weight of 15% of the Company's targets; (4) Fixed line income target with a weight of 5% (2019 achievement rate: 97%); (5) TV combined index target ARPU (2019 achievement rate: 84%) and subscriber target (2019 achievement rate: 91%) with a weight of 10% of the Company's targets; (6) Fiber combined index ARPU (2019 achievement rate: 88%), subscriber target (2019 achievement rate: 76%) and home pass growth (2019 achievement rate: 113%) with a weight of 15%; (7) Customer experience combined index target with a weight of 10% of the Company's targets (2019 achievement rate: 120%).

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

The global achievement rate of the CEO of all of the elements of the annual bonus for 2019 was 115%.

On March 25, 2020, the Board of Directors examined the CEO's achievement of targets and in accordance with the achievement of the said targets, the bonus that will be granted to the CEO for 2019, is in the amount of NIS 1,930 thousand (assuming that 100% of the annual bonuses set forth in Table A and B below will be paid).

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

In June 2019, the Compensation Committee approved within its powers, in accordance with the Company's Compensation Policy for Office Holders, and the Companies Law, an immaterial amendment to the terms of employment of the CEO. This amendment included an amendment to the vehicle class for the CEO.

Highest Office Holder Compensation

A.	The table below sets forth information regarding compensation on an individual basis for the five Office Holders with the highest compensation for the year 2019.

Details of the Compensation Recipient		Compensation for services (the compensation amounts are displayed in terms of cost for the Company) (NIS thousands)				Other compensation & vehicle (the compensation amounts are displayed in terms of cost for the Company) (NIS thousands)		Total (NIS thousands)
Name	Position	Payroll & Related expenses	Annual Bonus*	Share based payments		Other
Isaac Benbenisti	Chief Executive Officer	2,436	965	2,840	(1)(9)	155	(2)	6,395	(3)
Yuval Keinan	Deputy Chief Executive Officer	1,813	606	1,172	(4)(9)	140	(2)	3,733
Tamir Amar	Chief Financial Officer	1,401	297	845	(5)(8)	476	(2)	3,018
Yakov Truzman	Vice President Business & Sales Division	1,222	247	893	(6)(8)	500	(2)	2,862
Liran Dan	Vice President Strategy and Business Development	1,186	235	884	(7)(8)	343		2,648

* See also section B below.

B. In light of the novel coronavirus disease Covid-19 situation, upon management's proposal, the Board of Directors decided to currently pay only half of the bonus of management (the bonus to all other employees will be paid in full). The second half of the bonus will be brought to the approval of the compensation committee and the Board of Directors after the following events will occur which will indicate that the Coronavirus disease crisis has passed:

1.          Resumption of international flights
2.          Reopening of stores in shopping malls
3.          Return of workforce currently on unpaid leave

For the persons listed in Table A above, the second half of the bonus would amount to:

Details of the Compensation Recipient		Compensation for services (the compensation amounts are displayed in terms of cost for the Company) (NIS thousands)
Name	Position	Annual Bonus*	Total (NIS thousands)
Isaac Benbenisti	Chief Executive Officer	965	965
Yuval Keinan	Deputy Chief Executive Officer	606	606
Tamir Amar	Chief Financial Officer	297	297
Yakov Truzman	Vice President Business Division	247	247
Liran Dan	Vice President Strategy and Business Development	235	235

*	See also Section A above

C.	The full amount of the bonuses (100%) has been provisioned in the Company’s financial statements for the year ended December 31, 2019.

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

In 2019, 277,134 share options and 86,889 restricted shares were granted to Mr. Yuval Keinan with a vesting period of up to three years and subject to the fulfillment of performance targets. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.9 million and the fair value of the restricted shares was approximately NIS 1.4 million.

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

(7)
In 2015, 161,369 share options and 76,378 restricted shares were granted to Mr. Liran Dan with a vesting period of up to three years and subject to the fulfillment of performance targets. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.9 million and the fair value of the restricted shares was approximately NIS 1.4 million.

In 2018, 138,098 share options and 51,887 restricted shares were granted to Mr. Liran Dan with a vesting period of up to three years and subject to the fulfillment of performance targets. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.7 million and the fair value of the restricted shares was approximately NIS 1.0 million.

(8)
These sums represent the relative portion of the expenses of all option and restricted share allocations recorded during the reported period and include expenses for the 2019 vesting period of options and restricted shares (including those which have not fully vested yet).

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

6C.4          FINANCIAL EXPERTS UNDER THE ISRAELI COMPANIES LAW

In accordance with the Israeli Companies Law, Partner’s Board of Directors has determined that the minimum number of directors with “accounting and financial expertise” that Partner believes is appropriate, in light of the particulars of Partner and its activities, is three. Under the Israeli Companies Law, only one of such “experts” is required to be an external director. The Board of Directors has determined that seven of our current directors have “accounting and financial expertise”: Ms. Osnat Ronen, Mr. Jonathan Kolodny, Mr. Barry Ben-Zeev (Woolfson), Mr. Richard Hunter, Mr. Yossi Shachak, Mr. Arie Steinberg, and Mr. Yehuda Saban.

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

–
The Israeli Companies Law, requires that at least two members of the Board of Directors satisfy the conditions of  ”external directors”, which also satisfies the conditions of an Israeli independent director (“bilty taluy”). Two of our eight directors are external directors and satisfy the conditions of both Israeli independent directors and independent directors according to NASDAQ criteria. Two additional directors, (who are not external directors) satisfy the conditions of independent directors according to NASDAQ criteria, one of whom satisfies the conditions of an Israeli independent director. However, the requirement of NASDAQ Rule 5605(b), that a majority of the Board of Directors be comprised of independent directors, is thus not satisfied.

6C.5a          BOARD COMMITTEES

The Company’s Articles of Association provide that the Board of Directors may delegate its authorities or any part of them to committees of the Board of Directors as it deems appropriate, subject to the provisions of the Israeli Companies Law. Our Board of Directors has established an audit committee, a compensation committee and a security committee.

6C.5b          AUDIT COMMITTEE

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

6C.5c          COMPENSATION COMMITTEE

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

6C.5d	SECURITY COMMITTEE

Pursuant to an amendment to our license from April 2005, a Board of Directors committee has been formed to deal with security matters. Only directors with the required clearance and those deemed appropriate by Israel’s General Security Service may be members of this committee. The committee must consist of at least four members, who are subject to the clearance required from the Israeli General Security Service and at least one external director. Where any matter requires a Board of Directors’ resolution and it is a security matter, then the committee should be authorized to discuss and to resolve such security matter and the resolution should bind the Company. However, in cases where the security matter concerned requires review by the Board of Directors or the audit committee according to the Israeli Companies Law or other applicable law, such as a transaction with a related party, it should be submitted for approval in accordance with the requirements of the applicable U.S. law, the Israeli Companies Law and any other applicable laws, provided that, in any case, only directors with security clearance can participate in any forum which will deal with security matters. In April 2005, our Board of Directors approved the formation of the security committee to consist of four Israeli directors, who are subject to Israeli security clearance and security compatibility to be determined by the General Security Service. Currently,  Mr. Jonathan Kolodny, Ms. Osnat Ronen, Mr. Richard Hunter and Mr. Ori Yaron are members of the security committee. The appointments of Mr. Richard Hunter and Mr. Ori Yaron are subject to clearance by the Israeli General Security Service.

6C.6          INTERNAL AUDITOR

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

6C.7          FIDUCIARY DUTIES OF AN OFFICE HOLDER

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

6C.8          APPROVAL OF RELATED PARTY TRANSACTIONS AND COMPENSATION

6C.8a          Approval of Related Party Transactions

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

6C.8b          Compensation

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

6C.9          DUTIES OF A SHAREHOLDER

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

6C.10          INDEMNIFICATION AND RELEASE

6C.10a          Indemnification

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

6C.10b          RELEASE

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

6C.11          INSURANCE

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

6D.        Employees

At December 31, 2019, we had 2,770 employees on a full time equivalent basis, compared with 2,782 employees at December 31, 2018, and 2,797 at December 31, 2017. The number of full-time equivalent employees at year-end 2017, 2018 and 2019, according to their activity, was as follows:

	2017	2018	2019**

Customer service*	1,567	1,452	1,456
Sales and sales support*	488	550	541
Information technology (including Engineering)	349	379	403
Marketing and Content	44	55	56
Finance	80	83	88
Human Resources, Administration & Security	86	87	91
Operations & Logistics	127	124	136
Remaining operations	56	52	63
TOTAL	2,797	2,782	2,834

*Many positions in Customer service and Sales and sales support are filled by more than one part-time employee so that the employee headcount for those activities is about 12% greater than the number of full-time equivalents set forth above.

** Starting in 2019, the number of full-time employees also includes the number of full-time employees of PHI on a proportional basis of the Company's share in PHI (50%).

The collective employment agreements that we signed on March 13, 2016 and on December 12, 2016 with the employees' representatives and the Histadrut, the employees' union and that were valid for a period of three years (2016-2018) were renewed in March 2019. The renewed agreement is valid from January 1, 2019 for a period of three years until December 31, 2021 except for the provisions regarding salary increases, which renewed at the end of 2019 and are valid for a period of one year (2020) and will be renegotiated for year 2021 towards the end of 2020. As in the previous agreements, the organizational chapter includes, among others, provisions regarding manning and changing of positions, termination of employment tenure and a dispute resolution mechanism. The economic chapter includes, among others, provisions regarding terms of employment, benefits and welfare and provides for annual bonuses to employees and a profit sharing mechanism provision under certain conditions. The agreement applies to the Company's employees, excluding certain managerial and specific positions.  See also “3D.2k  The unionization of our employees has negatively affected and may continue to negatively affect our financial results.”

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

6E.        Share Ownership

6E.1          SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

As of March 1, 2020, to the best of the Company’s knowledge, none of our directors or senior management held more than 1% of our issued and outstanding ordinary shares, including restricted shares, restricted share units (see below for an explanation), and options to acquire ordinary shares, except as set forth in the following paragraph. Directors and senior management do not have different voting rights than other shareholders of the Company.

As of March 1, 2020, our senior management held, in the aggregate, outstanding options to purchase up to 4,876,309 of our ordinary shares, of which 2,351,746 options were vested and exercisable as of that date, in addition to 833,477 “restricted shares” of which 181,880 restricted shares were vested as of that date (as described in "Item 6E.2 Equity Incentive Plan" below). As of such date, the Company's CEO, Mr. Isaac Benbenisti held options and restricted shares together to purchase 1.21% of our issued and outstanding shares. No options or restricted shares have been granted to our directors.

The table below sets forth the number of outstanding options held by our senior management of the Company, including the CEO of the Company, according to exercise price and expiration date as of March 1, 2020:

Option expiration Year	Number of outstanding options held	Weighted average exercise price (NIS)
2020	279,700	49.67
2021	1,402,340	17.92
2022	132,594	18.35
2023	357,766	19.39
2024	1,743,176	18.62
2025	808,655	16.14
2026	152,078	14.83
TOTAL	4,876,309	19.72

Outstanding options to purchase the shares of the Company held by the CEO of the Company:

Option expiration Year	Number of outstanding options held	Weighted average exercise price (NIS)
2021	971,971	18.08
2024	810,027	18.86
TOTAL	1,781,998	18.43

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

In 2019, following the approval of the Company’s Board of Directors, 1,232,226 share options and 397,476 restricted shares were granted to senior office holders, managers and other employees of the Company and its subsidiary, compared to 2,536,362 share options and 813,310 restricted shares granted during 2018. The vesting of the options and the earning of the restricted shares granted after June 2014 are subject to vesting or restriction periods and are also subject to performance conditions set by the Company’s organs.

As of December 31, 2019, options to acquire a total of 9,020,689 ordinary shares and 1,230,464 restricted shares (allocated to a trustee on behalf of the employees under the plan) are outstanding.

From the beginning of 2020 and until March 1, 2020, the Company approved the allocation of 152,078 options and 61,414 restricted shares for our Company's office holders, all in accordance with the Company's Equity Incentive Plan, as amended. The vesting of these options and the earning of these restricted shares are subject to vesting / restriction period of three years from the grant date (one third will vest or be earned in each year), as well as performance conditions set by the Company's organs.

Ordinary shares issuance and repurchase:

In June 2017, the Company issued 10,178,211 shares of the Company, of which 508,911 shares were issued as Israeli founding shareholder shares. The total net consideration received was approximately NIS 190 million.

In January 2020, the Company issued 19,330,183 shares of the Company of which 937,283 shares were issued as Israeli founding shareholder shares. The total net consideration received was approximately NIS 276 million. The offering expenses totaled NIS 10 million.

Through December 31, 2008, the Company purchased its own 4,467,990 shares at the cost of NIS 351 million, and during 2018, the Company purchased its own 6,501,588 shares at the cost of NIS 100 million (upon repurchase the shares were recorded as "treasury shares"). In accordance with the Israeli Companies Law, the treasury shares are considered dormant shares as long as they are held by the Company, and as such, they do not bear any rights (including the right to vote in general meetings of shareholders and to receive dividends) until they are transferred to a third party. Some of the treasury shares were offered to employees under the Plan as restricted shares awards ("RSAs").

As of December 31, 2019, a total of 8,275,837 treasury shares remained of which 1,247,583 were allocated as RSAs to a trustee on behalf of the employees under the Plan. The RSAs offered under the Plan are under the control of the Company until vested under the Plan and therefore are not presented in the financial statements as outstanding shares until vested.

Information in respect of options and restricted shares granted under the Plan is set forth below:

	Through December 31, 2019
	Number of options	Number of RSAs
Granted	35,072,795	5,509,554
Shares issued upon exercises and vesting	(6,528,031)	(2,695,053)
Cancelled upon net exercises, expiration and forfeitures	(19,524,075)	(1,584,037)
Outstanding	9,020,689	1,230,464
Of which:
Exercisable	5,623,921
Vest in 2020	1,632,797	678,379
Vest in 2021	1,145,182	371,076
Vest in 2022	618,789	181,009

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.        Major Shareholders

The following table, together with the notes hereto set forth certain information as of March 1, 2020, with respect to each person whom we believe to be the beneficial or, if so indicated, registered owner of 5% or more of our ordinary shares. Except where otherwise indicated, we believe, based on information publicly filed with the Securities and Exchange Commission (the "SEC") or furnished to us by the principal shareholders, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares. None of our major shareholders has any different voting rights than any other shareholder. See “Item 10B.3 Rights Attached to Shares”.

Name	Shares beneficially owned	Issued Shares (1)%	Issued and Outstanding Shares (1)%
S.B. Israel Telecom Ltd.(2)	49,862,800	26.17	27.16
Phoenix-Excellence Group (3)	14,294,982	7.50	7.78
Meitav Dash Group (4)	16,395,183	8.61	8.93
Menora Mivtachim Group (5)	13,518,037	7.10	7.36
Clal Insurance Group (6)	11,483,355	6.05	6.25
Psagot Investment House (7)	10,154,123	5.33	5.53
Treasury shares (8)	6,901,619	3.62	-
Public (9)	67,913,767	35.65	36.99
Total	190,523,866	100.00	100.00

(1)
As shown above and used throughout this Annual Report, the term “Issued and Outstanding Shares” does not include any treasury shares held by the Company. Treasury shares, which are included in “Issued Shares”, have no voting, dividend or other rights under the Israeli Companies Law, as long as they are held by the Company (“dormant shares”).

(2)
S.B. Israel Telecom, an affiliate of Saban Capital Group LLC, a private investment firm, based in Los Angeles, California, specializing in the media, entertainment and communications industries, is the registered owner of 49,862,800 shares in the Company’s share register. On November 11, 2019, S.B. Israel Telecom filed an amendment to its Schedule 13D with the SEC stating that it had no sole or shared voting or dispositive power over any shares of the Company, and that as a result of the Receiver Appointment (as defined in the filed amendment), as of November 12, 2019, the Reporting Persons (as defined in the filed amendment) ceased to beneficially own any ordinary shares of the Company. On November 12, 2019, the District Court of Tel Aviv issued a judicial order which appointed attorney Ehud Sol as receiver (the "Receiver") for all of the Company’s shares held by S.B. Israel Telecom. See "Item 3D.3a Approximately 27.16% of our issued and outstanding shares and voting rights are held by a receiver (under Israeli law), who may not act in the best interests of the Company or its shareholders."

(3)
Phoenix Holdings Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange (“Phoenix”), and Excellence Investments Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange (“Excellence”), which is controlled by Phoenix, hold shares in the Company directly and through its wholly owned subsidiaries. (Phoenix, Excellence and their subsidiaries collectively, the “Phoenix-Excellence Group”). These holdings are held according to the following segmentation: 2,125,624 ordinary shares are held by Excellance Investments, Kesem trust funds, 1,102,000 ordinary shares are held by Provident funds and Management Companies of Provident funds; 847,520 ordinary shares are held by Excellence ETFs; 871,556 ordinary shares are held by Phoenix "Nostro" accounts; 21,000 ordinary shares are held by Phoenix Pension funds; 27,000 ordinary shares are held by Linked insurance policies of Phoenix; 9,300,281 ordinary shares are held by Partnership for Israeli shares. On March 23, 2020, Phoenix-Excellence Group advised the Company that subsequent to March 1, 2020, their interest has decreased to 14,201,507 ordinary shares. 1,935,000 shares of the 14,201,507 shares held by the Phoenix-Excellence Group, representing approximately 1.02% of our Issued and Outstanding shares and total voting rights, are registered in the Company’s Shareholders Register as part of the shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes. On November 5, 2019 the controlling stake of the Phoenix Excellence Group has been sold to the foreign entities Centerbridge Partners LP and Gallatin Point Capital LLC. On November 12, 2019, the Ministry of Communications issued a temporary order (ending on November 1, 2020) amending the Company’s MRT license and reducing the percentage that the approved Israeli shareholders are required to hold by the amount of shares now held by the foreign entities (from 5% down to 3.82% of the means of control in the Company). This temporary order will allow the Ministry of Communications and the Company one year to resolve the issue of holdings of approved Israeli shareholders in the Company.

(4)
Meitav Dash Investments Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange, holds shares in the Company directly and through its wholly owned subsidiaries (Meitav Dash and their subsidiaries collectively, the “Meitav Dash Group”). These holdings are held according to the following segmentation: 11,048,877 ordinary shares are held by Meitav Dash provident funds; 4,036,939 ordinary shares are held by Meitav Dash mutual funds; 1,309,367 ordinary shares are held by Meitav Dash portfolio management. 1,313,911 shares of the 16,395,183 held by the Meitav Dash Group, representing approximately 0.72% of our Issued and Outstanding shares and total voting rights, are registered in the Company’s Shareholders Register as part of the shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes.

(5)
Menora Mivtachim Holdings Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange, holds shares in the Company directly and through its subsidiaries (Menora Mivtachim Holdings Ltd. and their subsidiaries collectively, the “Menora Mivtachim Group”). These holdings are held according to the following segmentation: 890 ordinary shares are held by Menora holdings; 228,220 ordinary shares are held by "Nostro" insurance; 29,859 ordinary shares are held by "Nostro" Shomera; 13,259,068 ordinary shares are held by Menora Mivtachim Pension and Provident funds.

(6)
Clal Insurance Company Ltd. an Israeli corporation listed on the Tel Aviv Stock Exchange, holds shares in the Company directly and through its subsidiaries. (Clal Insurance Company Ltd. and their subsidiaries collectively, the “Clal Group”). These holdings are held according to the following segmentation: 848,900 ordinary shares are held by "Nostro"; 270,484 ordinary shares are held by "Atudot"; 10,363,971 ordinary shares are held by Clal Israel Pension and Provident funds. On March 20, 2020, the Clal Group advised the Company that subsequent to March 1, 2020, their interest has increased to 12,342,474 ordinary shares.

(7)
Psagot Investment House, Ltd. an Israeli corporation listed on the Tel Aviv Stock Exchange, holds shares in the Company directly and through its subsidiaries. These holdings are held according to the following segmentation: 7,706,657 ordinary shares are held by Psagot Investment House pension and provident funds and 2,447,466 ordinary shares are held by Psagot Investment House trust funds. On March 19, 2020, the Psagot Investment House, Ltd. advised the Company that subsequent to March 1, 2020, their interest has decreased to 10,011,361 ordinary shares.

(8)
Treasury shares do not have a right to dividends or to vote. During 2008, the Company repurchased 4,467,990 of the Company's shares and during 2018, the Company repurchased an additional 6,501,588 of the Company's shares, as part of buy-back plans. As of March 1, 2020, the Company has allocated under the Company’s 2004 Amended and Restated Equity Incentive Plan, 1,374,218 restricted shares from the treasury shares to a trustee on behalf of the Company’s employees. See “Item 6E.2 EQUITY INCENTIVE PLAN”.

(9)
The shares under “Public” include 6,254,995 shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutesincluding 937,283 Israeli founding shareholders shares which were issued following a public issuance of the Company shares during January 2020 and are pending the approval of the Ministry of Communications. These shares, together with 1,935,000 shares held by the Phoenix-Excellence Group and 1,313,911 shares held by the Meitav Dash Group, represent approximately 5% of our issued shares (approximately 5.18% of the Issued and Outstanding Shares). Under the terms of our mobile telephone license, the Israeli founding shareholders from among our founding shareholders and their approved substitutes must hold at least 5% of our issued and outstanding share capital and of each of our means of control. The Israeli founding shareholders must meet the requirements of “Israeli entities” which are defined as individuals who are citizens and residents of Israel and entities formed in Israel and controlled, directly or indirectly, by individuals who are citizens and residents of Israel, provided that indirect control is only through entities formed in Israel, unless otherwise approved by the Minister of Communications.

As of March 1, 2020, to the best of the Company’s knowledge, none of our directors and senior management held more than 1% of our outstanding ordinary shares; their holdings have been included under “Public” in the table above. For information regarding options held by our senior management to purchase ordinary shares, see “6E- Share Ownership”.

We are not aware of any arrangements that might result in a change in control of our Company.

7A.1          OTHER

On March 1, 2020, 5,145,496 ADSs (equivalent to 5,145,496 ordinary shares) or approximately 2.80% of our total Issued and Outstanding ordinary shares, were held of record by 28 registered holders in the United States. There were 4 registered holder accounts of the 28 with registered addresses outside of the United States. Certain accounts of record with registered addresses other than in the United States may hold our ordinary shares, in whole or in part, beneficially for United States persons. We are aware that many ADSs and ordinary shares are held of record by brokers and other nominees and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs and ordinary shares, or the number of ADSs and ordinary shares beneficially held by such persons.

7B.        Related Party Transactions

7B.1          RELATIONSHIP AGREEMENT

Our Israeli founding shareholders and S.B. Israel Telecom are parties to a Relationship Agreement in relation to their direct holdings of our shares and the rights associated with such holdings. (The Receiver exercising rights over the S.B.Telecom shares has the same rights and responsibilities as S.B. Telecom under the agreement. See "Item 3D.3a Approximately 27.16% of our issued and outstanding shares and voting rights are held by a receiver (under Israeli law), who may not act in the best interests of the Company or its shareholders.)   See Exhibit 4.(a).1.2 incorporated by reference in this Annual Report.

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

7B.2          TRANSACTIONS WITH PHI

Pursuant to the Network Sharing Agreement between the Company and the limited partnership PHI, the Company has transactions during the normal course of business with PHI. See "Item 4B.8a Overview- cellular network sharing", "Item 5B.4 Total net financial debt " and also note 9 to the consolidated financial statements.

7C.        Interests of Experts and Counsel

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

8A.        Consolidated Financial Statements and Other Financial Information

Audited financial statements for the three fiscal years ended December 31, 2019, are included under “Item 18. Financial Statements.”

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

We have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure which may result in civil liabilities or criminal penalties against us or our office holders and directors. In addition, we have also been named as defendants in a number of proceedings regarding breaches of our license and legal provisions of various laws including the Consumer Protection Law, Privacy Act and others. Plaintiffs in some of these proceedings have successfully sought or are seeking certification as class actions. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of counsel and on the Company’s estimate of the probable amounts that are expected to be incurred. Based on its best judgment of the merits or lack thereof of the class actions described in the first three lists below, the likely range of damages which may be involved, and any provisions made in respect thereof in the Company’s balance sheet, the Company does not currently believe that the outcome of these class actions, individually or in the aggregate, will have a material negative effect on its financial condition or results of operation. See note 20 to the consolidated financial statements for further information regarding litigation and proceedings of which we are currently aware. See also “Item 3D.2q We are exposed to, and currently engaged in, a variety of legal proceedings, including class actions and requests to approve lawsuits as class actions.”

              The litigations described below involve claims for which requests for certification as class actions and class actions were filed and which specify a material amount of damages or have been previously reported by the Company. The total amount of pending claims (claims which have not been dismissed by the Court or settled) made by plaintiffs in the litigations described below is NIS 2.1 billion (not including compensation in the amount of NIS 500 for each member of the group claiming compensation for non-monetary damages, as described in section 6 below).

1.
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

2.
On November 12, 2015, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner required their customers to purchase a router and/or a call adaptor and/or terminal equipment as a condition for using its fixed-line telephony services, an action which would not be in accordance with the provisions of its licenses. The total amount claimed against Partner is estimated by the plaintiff to be approximately NIS 116 million. In February 2019, the Court approved the request to certify the claim as a class action with certain changes. In March 2019, the Company filed an appeal of this decision. In February 2020, the Supreme Court dismissed the appeal request that was filed and the claim was reverted back to the District Court.

3.
On November 12, 2015, a claim and a motion to certify the claim as a class action were filed against 012 Smile. The claim alleges that 012 Smile required their customers to purchase a router and/or a call adaptor and/or terminal equipment as a condition for using its fixed-line telephony services, an action which would not be in accordance with the provisions of its licenses. The total amount claimed against 012 Smile is estimated by the plaintiff to be approximately NIS 64 million. In February 2019, the Court approved the request to certify the claim as a class action with certain changes. In March 2019, the Company filed an appeal of this decision. In February 2020, the Supreme Court dismissed the appeal request that was filed and the claim was reverted back to the District Court.

4.
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

6.
On November 17, 2019, a claim and a motion to certify the claim as a class action were filed against the Company and two additional cellular operators. The claim alleges that the Company, as well as the other respondents collected money from its customers for content services for third parties, by using the means of payment that were given to the Company for the purpose of the cellular invoice payment for content services, without receiving consent from these customers prior to the charge, and/or without having documentation with respect to the customers' consent, unlawfully and against its license provisions and/or without the Company first ensuring that the customers received a document that complies with the Consumer Protection Law regarding the specific transaction for which it intends to collect money from them. The total amount claimed from each of the respondents if the lawsuit is recognized as a class action is NIS 400 million in addition to compensation in the amount of NIS 500 for each one of the group members for non-monetary damages which were allegedly caused to them. The group on whose behalf the claim was filed is all Partner subscribers who made such payments from September 2003 until the date that Partner is found to have stopped charging customers for such content services (from this group a group of customers charged for certain content services were excluded in light of other court decisions).The claim is still in its preliminary stage of the motion to be certified as a class action.

With respect to the following claims that have previously been reported, the Company has reached settlement agreements or agreed upon withdrawals (as noted below, some settlement agreements are still subject to Court approval).

1.
On September 7, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company unlawfully charges its customers for services of various content providers, which are sent through text messages (SMS). The total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 405 million. The claim was certified as a class action in December 2016. In January 2017, the plaintiffs filed an appeal to the Supreme Court, regarding the definition of the group of customers. In November 2018, the Supreme Court dismissed the appeal and the claim was reverted back to the District Court. In February 2020, a settlement agreement was filed with the Court.

2.
On February 24, 2016, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company harasses recipients by sending advertising messages without receiving their prior approval. In addition, the content of the advertisements does not comply with the legal provisions, among others, with respect to the fact that the Company does not enable the advertisement recipients an option to easily remove themselves from the mailing list or send a refusal notice. The total amount claimed against the Company if the lawsuit is certified as a class action was not stated by the plaintiff. In January 2019, the parties filed a settlement agreement which was approved by the Court in December 2019.

3.
On September 19, 2017, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner breaches its license with respect to coordination of technician visits for internet malfunction repairs. The plaintiff noted that it cannot estimate the total amount claimed in the lawsuit, should the lawsuit be certified as a class action. In November 2019, the parties filed an agreed upon remunerated withdrawal request that was approved by the Court in December 2019.

4.
On March 28, 2018, a claim and a motion to certify the claim as a class action were filed against the Company and 012 Smile. The claim alleges that there is a malfunction in the telephony system of the Company and 012 Smile, according to which when a call recipient activates a follow-me service to a number abroad (directly or via intermediate destination, from which a follow-me service is also diverted to a number overseas) and the call is diverted abroad via 012 Smile, the call segment charge from Israel to overseas applies to the caller, as if he placed an international call, rather than to the recipient of the call that activated the follow-me service, thereby violating the provisions of the law and the agreements with their customers. The plaintiff noted that it cannot estimate the total amount claimed in the lawsuit, should the lawsuit be certified as a class action. The parties filed an agreed upon remunerated withdrawal request that was approved by the Court in April 2019.

5.
On May 3, 2018, a claim and a motion to certify the claim as a class action were filed against the Company and against additional cellular operators. The claim alleges that the Company breached legal provisions by not providing customers with requested copies of call recordings with customer service representatives and allowing them only to listen to the recordings at the Company's service centers. The plaintiff noted that it cannot estimate the total amount claimed in the lawsuit, should the lawsuit be certified as a class action. The parties filed an agreed upon remunerated withdrawal request that was approved by the Court in January 2020.

6.
On September 5, 2018, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the collection notices that the Company sends to its customers through its computerized system, constitute unlawful "spam" messages. The total amount claimed from the Company was estimated by the plaintiff to be approximately NIS 125 million. In June 2019, the motion was dismissed without prejudice in accordance with the plaintiff's request.

7.
On March 3, 2019, a claim and a motion to certify the claim as a class action were filed against the Company and Partner Land-Line. The claim alleges that the Company unlawfully charges its customers for anti-virus services that are not part of an internet or cellular service plan. The plaintiff noted that it cannot estimate the total amount claimed in the lawsuit, should the lawsuit be certified as a class action. The parties filed an agreed upon withdrawal request that was approved by the Court in December 2019.

8.
On July 14, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner is breaching its contractual and/or legal obligation and/or is acting negligently by charging V.A.T for roaming services that are consumed abroad. The plaintiff demands to return the total amount of V.A.T that was charged by Partner for roaming services that were consumed abroad. The plaintiff also pursued an injunction that will order Partner to stop charging VA.T for roaming services that are consumed abroad. In August 2014, the claim was dismissed and in October 2014, the plaintiff filed an appeal with the Supreme Court. The hearing was held in May 2016 before an expanded panel of seven judges and the Supreme Court accepted the appeal in July 2017 and dismissed the District Court's decisions. The claim was reverted back to the District Court. In March 2020, a settlement agreement was filed for the Court's approval.

9.
On September 29, 2016, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner refunded its customers, in cases where it was apparent that they were overcharged, not in accordance with legal provisions. In addition, the claim alleges that Partner charges some of its customers that subscribe to the "One" service for the provision of this special service even though it was terminated. The plaintiff noted that it cannot estimate the total amount claimed in the lawsuit, should the lawsuit be certified as a class action. In March 2020, the parties filed an agreed upon remunerated withdrawal request that was approved by the Court the same day it was filed.

The litigations described below involve claims for which requests for certification as class actions were filed and which do not claim any specific aggregate amount of damages to the relevant group in the claim.

1.
On August 8, 2012, a claim and a motion to certify the claim as a class action were filed against 012 Smile and another Internet Service Provider. The claim alleges that the defendants breached certain provisions of their licenses by not offering their services at a unified tariff to the same type of customers. The total amount claimed against 012 Smile, if the lawsuit is certified as a class action, was not stated by the plaintiff. In December 2019, the Court dismissed the motion and in January 2020, an appeal was filed with the Supreme Court.

2.
On May 4, 2015, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges, that Partner discriminated between its cellular customers, including between new customers and existing customers, by offering the same type of customers, different terms, an action which would not be in accordance with the provisions of its license. The plaintiff noted that it cannot estimate the total amount claimed in the lawsuit, if the lawsuit is certified as a class action. In December 2019, the Court dismissed the motion and in January 2020, an appeal was filed with the Supreme Court.

3.
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

4.
On November 1, 2016, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company sends text messages regarding the volume rate of data packages, which unlawfully include advertisement content, intended to encourage purchasing another data package. The total amount claimed against the Company if the lawsuit is certified as a class action was not stated by the plaintiff. In September 2018, the Court dismissed the claim and in November 2018, the plaintiffs filed an appeal with the Supreme Court. The Supreme Court dismissed the appeal in March 2020.

5.
On September 11, 2016, a claim and a motion to certify the claim as a class action were filed against 012 Smile and two other international long distance operators. The claim alleges that the defendants charged excessive tariffs from occasional customers for each long distance call minute, contrary to the Telecommunications Law (Telecommunications and Broadcasting), that allows a licensee to charge reasonable payment for a telecommunication service that it provides. The total amount claimed against 012 Smile if the lawsuit is certified as a class action was not stated by the plaintiff. In July 2019, the Court dismissed the motion and in October 2019, an appeal was filed with the Supreme Court.

6.
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

7.
On April 11, 2019, a claim and a motion to certify the claim as a class action were filed against the Company and additional telecommunication service companies. The claim alleges that the Company, as well as the other respondents, breached their obligations under the law and their license and does not inform its customers as required regarding a free content filtering service and prioritizes a paid service over a free service and the filtering service does not meet the legal requirements and those of the license and is ineffective.  The total amount claimed against the respondents if the lawsuit is recognized as a class action, was not stated by the applicants. The claim is still in its preliminary stage of the motion to be certified as a class action.

8.
On July 4, 2019, a claim and a motion to certify the claim as a class action were filed against the Company and two additional cellular operators. The claim alleges that the Company charges its customers for voicemail service without receiving their prior express consent for this service and for its charge and without a contractual right. The total amount claimed against the respondents if the lawsuit is recognized as a class action, was not stated by the applicants. The claim is still in its preliminary stage of the motion to be certified as a class action.

9.
On August 18, 2019, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company unlawfully charges customers that terminate their engagement with the Company, for speakers and/or tablets and/or other accessories they received from the Company as gifts while they were subscribers of the Company, and at a full and excessive price. The total amount claimed against the respondents if the lawsuit is recognized as a class action, was not stated by the applicants. The claim is still in its preliminary stage of the motion to be certified as a class action.

10.
On August 6, 2018, a claim and a motion to certify the claim as a class action were filed against the Company and 012 Smile and at a later date, following a revision to the motion, also against Partner Land-Line. The claim alleges that the respondents unlawfully charge its customers different and higher rates for international calls that are not included in their tariff plans, than those set forth in its customer tariff chart on the 012 Smile website. The plaintiff noted that it cannot estimate the total amount claimed in the lawsuit, should the lawsuit be certified as a class action. The claim is still in its preliminary stage of the motion to be certified as a class action.

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

As of December 31, 2019, no criminal proceedings were pending against us concerning the erection of network sites without building permits or against our office holders and directors. We are currently negotiating with the relevant local authorities to reach a settlement regarding the relocation of affected sites or obtaining building permits for those sites. Settlements of previous criminal proceedings brought against us resulted in Partner, but not its office holders or directors, admitting guilt and paying a fine, and also resulted in the imposition of demolition orders for the relevant sites, the execution of which have been stayed for a period of time to allow us to obtain the necessary permits or to relocate the relevant network site.

8A.2          DIVIDEND DISTRIBUTION POLICY

Our Articles of Association allow for our Board of Directors to approve all future dividend distributions, without the need for shareholder approval, subject to the provisions governing dividends under the Israeli Companies Law.

No dividends have been distributed since 2013.  For risks relating to future payments of dividends, see “Item 3D.2x There can be no assurance that dividends will be declared or, if they are, at what level. No dividends have been distributed since 2013.”

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

8B.        Changes

No significant change has occurred since December 31, 2019, except as otherwise disclosed in this Annual Report. See also "Item 3D.2e The novel coronavirus disease COVID-19 has had a limited impact on our business and operations to the date of approval of this Annual Report. However, should these trends continue, this may have a material harmful effect on our results of operations and financial position for 2020.", "Item 3D.2f HOT Telecommunications and its controlling shareholder, Altice Europe N.V., have offered to acquire 100% of our shares, but there can be no assurance as to the final terms of such transaction or that the proposed transaction will be consummated. As a result, the market price of our shares and ADRs may fluctuate, and our business, revenues and results of operations may be materially harmed." and “Item 5D.2 Outlook”.

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

10B.3          RIGHTS ATTACHED TO SHARES

Our registered share capital consists of a single class of 235 million ordinary shares, par value NIS 0.01 per share, of which 190,523,866 ordinary shares were issued and 183,622,247 shares (does not include treasury shares) and 182,248,029 shares (does not include treasury shares and unearned shares held by trustee on behalf of employees under share based payment plan) were issued and outstanding as of March 1, 2020. All issued and outstanding ordinary shares are validly issued and registered. The rights attached to our ordinary shares are described below.

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

i-Phone Agreement. Following the expiration of a previous agreement, in June 2016, we entered into a non-exclusive agreement with Apple Distribution International for the purchase and resale of iPhone handsets in Israel. Pursuant to the agreement, we agreed to purchase a minimum quantity of iPhone handsets per year, for a period of three years. The agreement has been extended until May 2020, while the parties are negotiating the renewal of the agreement These purchases will represent a significant portion of our expected handset purchases and sales over that period.

Network upgrade and deployment of fourth generation network. In October 2010, we entered into an agreement with Ericsson for the upgrade of our existing networks and the deployment of our fourth generation network in Israel for an initial term that ended at the end of 2014. We extended with certain modifications, the maintenance period by additional periods until the end of 2019. See "Item 4B.8g Suppliers".

TI Sparkle Israel (formerlyMed Nautilus) Agreement. We have an agreement with TI Sparkle for the provision of international capacity services through submarine infrastructure, which connects countries bordering the Mediterranean Sea to all major Western European countries and from there to the rest of the world until 2023 with an option to extend the agreement until 2030.

Upgrade of LTE network. In January 2019, we entered into an agreement with Mavenir Systems Limited for the upgrade and improvement of the performance of our LTE network moving into virtualized architecture of the network, alongside new functionalities and capabilities, and preparation for 5G. See "Item 4B.8g Suppliers".

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

The following is a summary of the current tax laws of the State of Israel as they relate to us and to our shareholders (in relation to their investments in the Company) and also includes a discussion of the material Israeli tax consequences for persons purchasing our ordinary shares or ADSs, both referred to below as the “Shares”. To the extent that the discussion is based on legislation yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended and should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

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

Israeli law generally imposes a capital gains tax on the sale of capital assets by residents of Israel as defined for Israeli tax purposes, and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of our Shares by some of our shareholders (see discussion below). The Israeli Income Tax Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus”. Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the CPI between the date of purchase and the date of sale. In 2019, the real capital gain accrued on the sale of our Shares was generally taxed at a rate of 23% for corporations (26.5% for 2014 and 2015, 25% for 2016, 24% for 2017 and 23% for 2018 and thereafter) and a rate of up to 25% for individuals. Additionally, if such individual shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale (i.e., if such individual shareholder holds directly or indirectly, along with others, at least 10% of any means of control in the company, including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director), the tax rate will be up to 30%.

However, the foregoing tax rates will not apply to (i) dealers in securities, whose income from the sale of securities is considered "business income"; and (ii) shareholders who have acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Inflationary surplus that accrued after December 31, 1993, is exempt from tax.

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

Please note that an individual Israeli tax resident may be required to pay up to 47% (from 2017 and thereafter) on his yearly taxable income, subject to certain exceptions. In addition, as of January 1, 2013, an individual Israeli tax resident is required to pay an additional tax at the rate of 2% on his yearly taxable combined income from any source exceeding NIS 810,720 for 2015 and 803,520 for 2016. From 2017 the additional tax rate is 3% from an amount exceeding NIS 640,000, NIS 641,880 in 2018, NIS 649,560 in 2019 and NIS 651,600 in 2020.

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

A non-resident of Israel that has received a dividend income derived from an Israeli corporation, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided that such income was not connected to or derived from a trade or business conducted in Israel by such a person and provided the person has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

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

Passive Foreign Investment Company Rules

A non-US corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if (i) at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person) and gains on the disposition of certain minority interests) or (ii) at least 50% of the average value of its assets consist of assets that produce or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2019. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our Shares, ADSs and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences. These consequences may include having the gains that are realized on the disposition of Shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges with respect to certain dividends and gains and on the sale or other disposition of the Shares or ADSs. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above). In addition, if a US holder holds Shares or ADSs in any year in which we are treated as a PFIC, such US holder will be subject to additional tax form filing and reporting requirements.

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

The following table provides information derived from the financial statements about these liabilities as of December 31, 2018 and 2019.

Non-Derivative Instruments

	As of December 31, (NIS equivalent in millions, except percentages)
	2018		2019
	Fair Value	Book Value	Fair Value	Book Value

NIS-denominated debt linked to the CPI
Trade payables (1)			17	17
Lease liabilities			619	613

NIS-denominated debt not linked to the CPI
Long-term variable interest Notes payable series D due 2021	332	327	219	218
Weighted average interest rate payable		1.36%		1.53%
Long-term fixed Notes payable series F due 2024	786	794	1,040	1,021
Weighted average interest rate payable		2.16%		2.16%
Long-term fixed Notes payable series G due 2027			383	350
Weighted average interest rate payable				4%
Long-term borrowing bearing fixed interest	120	118	90	89
Weighted average interest rate payable		2.38%		2.38%
Long-term borrowing bearing fixed interest	127	125	105	102
Weighted average interest rate payable		2.5%		2.5%
Trade payables and others (1)	645	645	577	577

Debt denominated in foreign currencies (1)
Trade payables denominated in USD	126	126	194	194
Trade payables denominated in other foreign currencies (mainly Euro)	14	14	12	12
Lease liabilities denominated in USD			4	4
Total	2,151	2,149	3,260	3,197

(1)          Book value approximates fair value.

11B.       Foreign Exchange and Inflation

Substantially all of our revenues and a majority of our operating expenses are denominated in NIS. However, in 2019, approximately one quarter of our operating expenses (excluding depreciation), including a substantial majority of our device and equipment purchases related to end sales to customers, were linked to non-NIS currencies, mainly the US dollar.  We do not enter into derivative transactions and thus we are exposed to the aforementioned foreign currency fluctuations. We do not hold or issue derivative financial instruments for trading purposes. In addition, a substantial amount of our capital expenditures are incurred in, or linked to, non-NIS currencies, mainly the US dollar. See note 6 to the consolidated financial statements for description of the market risks.

As of December 31, 2019, most of our operating leases are linked to the CPI. We may not be able to raise our tariffs pursuant to our license in a manner that would fully compensate for a significant increase in the CPI. Therefore, a significant increase in the rate of inflation may also have a material adverse impact upon us by increasing our lease payments without an offsetting increase in revenue. In 2019, the CPI effective as of December 31, 2019, increased by 0.3%, compared to the CPI effective as of December 31, 2018, which caused expenses of approximately NIS 2 million in finance costs, net. See note 24 to the consolidated financial statements.

Sensitivity analysis

A change of the USD exchange rate as at December 31, 2019, would increase (decrease) equity and profit in 2019 by the amounts shown below as regards assets and liabilities as of December 31, 2019, and expected capital expenditure purchases in 2020. The analysis below does not take into account the effect of any change in USD with respect to possible future commitments and other future expected purchases in US dollars, since the Company believes that it will be able to adjust NIS prices for goods and services it sells in the Israeli market to reflect any significant increases in cost resulting from changes in the NIS-USD exchange rate. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels in millions

December 31, 2019
Increase in the USD of	10%	(12)	(12)
Decrease in the USD of	(10)%	12	12

A change of the CPI as at December 31, 2019, would increase (decrease) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels in millions

December 31, 2019
Increase in the CPI of	2%	(10)	(10)
Decrease in the CPI of	(2)%	10	10

11C.      Interest rates

Since one of our notes payable bears variable interest rate, changes in interest rates cause cash flow risks. As of December 31, 2019, our Notes payable series D in a principal amount of NIS 218 million bear variable interest rate.

Sensitivity analysis

An increase (decrease) of 1% in the interest rate during 2019 in respect of our notes payable bearing variable interest would have resulted in an annual increase (decrease) in interest expenses (income) of NIS 3 million. This analysis assumes that all other variables remain constant.

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

Amounts received from the Depository

During 2019, the Company received from Citibank payments in the amount of approximately $140,485.

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.          CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2019. Disclosure controls and procedures means controls and other procedures designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures in place as of December 31, 2019, were effective.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019, based on the framework for Internal Control-Integrated Framework (2013) set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019.

Our internal control over financial reporting as of December 31, 2019, has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, as stated in their report which is included under Item 18.

(c) Attestation report of the registered public accounting firm. The attestation report of Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, regarding the Company’s internal control over financial reporting is included under Item 18.

(d) Changes in Internal Control Over Financial Reporting. During the year ended December 31, 2019, no changes materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, except for the addition of controls for the application of IFRS 16.

ITEM 16.

16A.      AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Barry Ben-Zeev, Mr. Jonathan Kolodny and Mr. Arik Steinberg are “audit committee financial experts” as defined in Item 16A of Form 20-F. All the members of the audit committee are “independent directors” as defined in the SEC requirements applicable to us.

16B.      CODE OF ETHICS

 In 2019, we reviewed and updated our Code of Ethics. As previously, the revised Code of Ethics applies to our directors, office holders and employees. The principal modifications to our Code of Ethics adopted in 2019 include: our commitment to community and environment protection, rules of conduct on social media, an updated statement setting forth the values underlying the Code of Ethics and an updated detailed guide to appropriate behavior toward interested parties, including customers, suppliers, employees, directors, shareholders, franchisers and the community in which the Company operates.

A copy of our Code of Ethics is posted on our website at www.partner.co.il under “Investor Relations-Corporate Governance-Code of Ethics”.

16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, our independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), have served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2019, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by PwC to Partner in 2018 and 2019.

	2018	2019
	(NIS thousands)	(NIS thousands)

Audit Fees (1)	2,260	2,200
Audit-related Fees (2)	868	210
Tax Fees (3)	753	491
TOTAL	3,881	2,901

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

Not applicable

16F.       CHANGE IN REGISTRANT’S CERTIFYING ACOUNTANT

Not applicable.

16G.      CORPORATE GOVERNANCE

See “Item 6C.5 NASDAQ Corporate Governance Rules and Our Practices”, and also “Item 10B Memorandum and Articles of Association”.

ITEM 17.        FINANCIAL STATEMENTS

The company has responded to “Item 18. Financial Statements” in lieu of responding to this item.

ITEM 18.        FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report.

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-3-F-4
CONSOLIDATED FINANCIAL STATEMENTS:
Statements of Financial Position	F5-F-6
Statements of Income	F-7
Statements of Comprehensive Income	F-8
Statements of Changes in Equity	F-9
Statements of Cash Flows	F-10-F-11
Notes to financial statements	F-12-F-94

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

Exhibit No.	Description

1.1	Articles of Association last updated and approved on September 28, 2016 (incorporated by reference to Annex D from the Company’s Report on Form 6-K filed on August 17, 2016)
**1.2	Partner’s Certificate of Incorporation
**1.3	Partner’s Memorandum of Association
**2.(a).1	Form of Share Certificate
^^2.(a).2	[Reserved]
^^^^2.(a)3	Amended and Restated Deposit Agreement Between Partner and Citibank N.A.
^2.(b).1	[Reserved]
>>>>2.(b).2	[Reserved]
>>>>2.(b).3	[Reserved]
^4.(a).1	Restatement of the Relationship Agreement dated April 20, 2005
>>>>4.(a).1.1	[Reserved]
[Reserved]
4.(a).2	Integrated version of the General License for the Provision of Mobile Radio Telephone Services using the Cellular Method (MRT) in Israel issued by the Ministry of Communications on April 8, 1998.
++**4.(a).2.1	General Unified License of Partner Land-Line Communications Solutions Limited Partnership dated February 11, 2016 as amended through January 11, 2017.
4.(a).2.2	[Reserved]
4.(a).2.3	[Reserved]
4.(a).2.4	Reserved]
**4.(a).4	[Reserved]
+>4.(a).4.1	[Reserved]
4.(a).4.2	[Reserved]
**4.(a).5	Brand Support/Technology Transfer Agreement dated July 18, 1999
**4.(a).6	Agreement with Ericsson Radio Systems AB dated May 28, 1998
#++4.(a).7	Agreement with LM Ericsson Israel Ltd. dated November 25, 2002
**4.(a).9	Lease Agreement with Mivnei Taasia dated July 2, 1998
^^^4.(a).13	Asset Purchase Agreement with Med-1 dated as of January 22, 2006
4.(a).14-60	[Reserved]
+++4.(a).65	[Reserved]
#>>4.(a).67	Swap Agreement with LM Ericsson Israel Ltd. dated December 20, 2007
4.(a).68	[Reserved]
>>>>4.(a).69	[Reserved]
4.(a).70	[Reserved]
4.(a).71	[Reserved]
>>>>>4.(a) 72	012 Smile Share Purchase Agreement
>>>>>4.(a) 73	English translation of the original Hebrew language 012 Smile Credit Facility, dated January 31, 2010
4.(a).74-97	[Reserved]
#>>>>4.(b).1	Addendum to Lease Agreements from November 1, 2002 and Lease Agreements in Beit Ofek
>>>>4.(b).2	[Reserved]
+>>>4.(b).3	[Reserved]
+>>6.	See note 2x to the consolidated financial statements for information explaining how earnings (loss) per share information was calculated.
8.	List of Subsidiaries (see “Item 4C – Organizational Structure”).
10.1	Consent of Kesselman & Kesselman
10.2	Consent of BDO Ziv Haft Consulting &Management Ltd.
12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
+>>>>>15.(a).1	Amended and Restated 2004 Equity Incentive Plan as approved by the Board of Directors on March 13, 2016
15.(b).1	Compensation Policy adopted on October 29, 2019 (incorporated by reference to Annex D from the Company’s Report on Form 6-K filed on August 28, 2019)

**	Incorporated by reference to our registration statement on Form F-1 (No. 333-10992).
++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002.
+++	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003.
^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2004.
^^	Incorporated by reference to our registration statement on Form F-6 (No. 333-132680).
^^^	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005.
^^^^	Incorporated by reference to our registration statement on Form F-6 (No. 333-177621).

>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2007.
>>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2009.
>>>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2010.
+>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2011.
+>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2012.
+>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2013.

+>>>>>	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2015.
++**	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2016
#	Confidential treatment requested.

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

Partner Communications Company Ltd.

By: /s/ Isaac Benbenisti
Isaac Benbenisti
Chief Executive Officer

March 26, 2020

By: /s/ Tamir Amar
Tamir Amar
Chief Financial Officer

March 26, 2020

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2019 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2019 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in millions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of PARTNER COMMUNICATIONS COMPANY LTD.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Partner Communications Company Ltd. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and December 31, 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019   in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2(o) to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's  Report on Internal Control over Financial Reporting" appearing under Item 15b.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Tel-Aviv, Israel
March 25, 2020

We have served as the Company’s auditor since 1998.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2018	2019**	2019**
	Note	In millions
CURRENT ASSETS
Cash and cash equivalents		416	299	87
Short-term deposits	6		552	160
Trade receivables	7	656	624	180
Other receivables and prepaid expenses		33	39	11
Deferred expenses – right of use	12	51	26	7
Inventories	8	98	124	36
		1,254	1,664	481

NON CURRENT ASSETS
Trade receivables	7	260	250	72
Deferred expenses – right of use	12	185	102	30
Lease – right of use	19		582	168
Property and equipment	10	1,211	1,430	414
Intangible and other assets	11	617	538	156
Goodwill	13	407	407	118
Deferred income tax asset	25	38	41	12
Prepaid expenses and other assets		4	1	*
		2,722	3,351	970

TOTAL ASSETS		3,976	5,015	1,451

*   Representing an amount of less than 1 million.
** See Note 2 regarding the adoption of IFRS 16 - Leases.

The financial statements were authorized for issue by the board of directors on March 25, 2020.

Isaac Benbenishti	Tamir Amar	Barry Ben-Zeev (Woolfson)
Chief Executive Officer	Chief Financial Officer	Director

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2018	2019**	2019**
	Note	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	6,15	162	367	106
Trade payables		711	716	206
Payables in respect of employees		96	103	30
Other payables (mainly institutions)		10	23	7
Income tax payable		35	30	9
Lease liabilities	19		131	38
Deferred revenues from HOT mobile	9,22	31	31	9
Other deferred revenues	22	41	45	13
Provisions	14	64	43	12
		1,150	1,489	430

NON CURRENT LIABILITIES
Notes payable	6,15	1,013	1,275	369
Borrowings from banks	6,15	191	138	40
Financial liability at fair value	6,15		28	8
Liability for employee rights upon retirement, net	16	40	43	12
Lease liabilities	19		486	141
Deferred revenues from HOT mobile	9,22	133	102	30
Provisions and other non-current liabilities	14,22	43	37	11
		1,420	2,109	611

TOTAL LIABILITIES		2,570	3,598	1,041

EQUITY	21
Share capital – ordinary shares of NIS 0.01 par value:
authorized – December 31, 2018 and 2019 – 235,000,000
shares; issued and outstanding -		2	2	1
December 31, 2018 – -***162,628,397 shares
December 31, 2019 – ***162,915,990 shares
Capital surplus		1,102	1,077	311
Accumulated retained earnings		563	576	167
Treasury shares, at cost –
December 31, 2018 – ****8,560,264 shares
December 31, 2019 – ****8,275,837 shares		(261)	(238)	(69)
Non-controlling interests		*
TOTAL EQUITY		1,406	1,417	410
TOTAL LIABILITIES AND EQUITY		3,976	5,015	1,451

*       Representing an amount of less than 1 million.
**     See Note 2 regarding the adoption of IFRS 16 - Leases.
***   Net of treasury shares.
**** Including shares held by trustee under the Company's Equity Incentive Plan, see note 21(a), such shares will become outstanding upon completion of vesting conditions, see note 21(b).

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF INCOME

					Convenience
					translation
					into U.S. dollars
		New Israeli Shekels			(note 2b3)
		Year ended December 31,
		2017	2018	2019**	2019**
	Note	In millions (except earnings per share)
Revenues, net	5,22	3,268	3,259	3,234	936
Cost of revenues	5,22	2,627	2,700	2,707	783
Gross profit		641	559	527	153

Selling and marketing expenses	22	269	293	301	87
General and administrative expenses	22	144	148	149	43
Credit losses	7	52	30	18	5
Income with respect to settlement
agreement with Orange	18	108
Other income, net	23	31	28	28	8
Operating profit		315	116	87	26
Finance income	24	4	2	7	2
Finance expenses	24	184	55	75	22
Finance costs, net	24	180	53	68	20
Profit before income tax		135	63	19	6
Income tax expenses	25	21	7	*	*
Profit for the year		114	56	19	6
Attributable to:
Owners of the Company		114	57	19	6
Non-controlling interests			(1)	*	*
Profit for the year		114	56	19	6

Earnings per share
Basic	27	0.70	0.34	0.12	0.04
Diluted	27	0.69	0.34	0.12	0.04

*   Representing an amount of less than 1 million.
** See Note 2 regarding the adoption of IFRS 16 - Leases.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31,
		2017	2018	2019**	2019**
	Note	In millions
Profit for the year		114	56	19	6
Other comprehensive income, items
that will not be reclassified to profit or loss
Remeasurements of post-employment benefit
obligations	16	(2)	1	(2)	(1)
Income taxes relating to remeasurements of
post-employment benefit obligations	25	1	*	*	*
Other comprehensive income (loss)
for the year, net of income taxes		(1)	1	(2)	(1)

TOTAL COMPREHENSIVE INCOME
FOR THE YEAR		113	57	17	5
Total comprehensive income attributable to:
Owners of the Company		113	58	17	5
Non-controlling interests			(1)	*	*
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		113	57	17	5

*    Representing an amount of less than 1 million.
  **   See Note 2 regarding the adoption of IFRS 16 - Leases.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital						Non-controlling interests
	Number of		Capital	Accumulated	Treasury
	Shares**	Amount	surplus	earnings	shares	Total		Total equity
		NIS In millions
New Israeli Shekels:
BALANCE AT JANUARY 1, 2017	156,993,337	2	1,034	358	(283)	1,111		1,111
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2017
Total comprehensive income for the year				113		113		113
Issuance of shares to shareholders (see note 21)	10,178,211	*	***190			190		190
Exercise of options and vesting of restricted shares granted to employees	1,072,365		(60)		60
Employee share-based compensation expenses		*		20		20		20
BALANCE AT DECEMBER 31, 2017	168,243,913	2	1,164	491	(223)	1,434		1,434
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2018
Profit for the year				56		56	(1)	55
Other comprehensive income for the year, net of income taxes				1		1		1
Exercise of options and vesting of restricted shares granted to employees	886,072		(62)		62
Employee share-based compensation expenses				15		15		15
Acquisition of treasury shares (note 21)	(6,501,588)				(100)	(100)		(100)
Non-controlling interests on acquisition of subsidiary							1	1
BALANCE AT DECEMBER 31, 2018	162,628,397	2	1,102	563	(261)	1,406	*	1,406
Adoption of IFRS 16 (notes 3 and 19)				(21)		(21)		(21)
BALANCE AT JANUARY 1, 2019	162,628,397	2	1,102	542	(261)	1,385	*	1,385
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2019
Profit for the year				19		19	*	19
Other comprehensive income for the year, net of income taxes				(2)		(2)		(2)
Exercise of options and vesting of restricted shares granted to employees	287,593		(23)		23
Employee share-based compensation expenses				17		17		17
Transactions with non-controlling interests			(2)			(2)	*	(2)
BALANCE AT DECEMBER 31, 2019	162,915,990	2	1,077	576	(238)	1,417	-	1,417
Convenience translation into U.S. Dollars (note 2b3):
BALANCE AT DECEMBER 31 , 2018	162,628,397	1	319	163	(76)	407	*	407
Adoption of IFRS 16 (notes 3 and 19)				(6)		(6)		(6)
BALANCE AT JANUARY 1, 2019	162,628,397	1	319	157	(76)	401	*	401
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2019
Profit for the year				6		6	*	6
Other comprehensive loss for the year, net of income taxes				(1)		(1)		(1)
Exercise of options and vesting of restricted shares granted to employees	287,593		(7)		7
Employee share-based compensation expenses				5		5		5
Transactions with non-controlling interests			(1)			(1)	*	(1)
BALANCE AT DECEMBER 31, 2019	162,915,990	1	311	167	(69)	410	-	410

*     Representing an amount of less than 1 million.
**   Net of treasury shares.
*** Net of issuance costs.

The accompanying notes are an integral part of the financial statements.

(Continued)– 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31,
		2017	2018	2019**	2019**
	Note	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)		1,002	627	838	241
Income tax paid		(29)	(2)	(1)	*
Net cash provided by operating activities		973	625	837	241
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment		(223)	(343)	(462)	(134)
Acquisition of intangible and other assets		(153)	(159)	(167)	(48)
Acquisition of a business, net of cash acquired				(3)	(1)
Proceeds from (investment in) short-term deposits, net		302	150	(552)	(159)
Interest received	24	2	1	1	*
Consideration received from sales of property and equipment	23	*	3	2	1
Payment for acquisition of subsidiary, net of cash acquired			(3)
Net cash used in investing activities		(72)	(351)	(1,181)	(341)
CASH FLOWS FROM FINANCING ACTIVITIES:
Lease principal payments	19			(139)	(39)
Lease interest payments	19			(20)	(6)
Share issuance	21	190
Acquisition of treasury shares	21		(100)
Proceeds from issuance of notes payable, net of issuance costs	6,15	650	150	562	164
Proceeds from issuance of option warrants exercisable for notes payables	15			37	11
Interest paid	24	(165)	(69)	(37)	(11)
Non-current borrowings received	6,15	350
Repayment of non-current borrowings	15	(1,332)	(382)	(52)	(15)
Repayment of current borrowings				(13)	(4)
Repayment of notes payable	15	(443)	(324)	(109)	(32)
Transactions with non-controlling interests				(2)	(1)
Net cash provided by (used in) financing activities		(750)	(725)	227	67
INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS		151	(451)	(117)	(33)
CASH AND CASH EQUIVALENTS AT BEGINNING
OF YEAR		716	867	416	120
CASH AND CASH EQUIVALENTS AT END OF
YEAR		867	416	299	87

*   Representing an amount of less than 1 million.
** See Note 2 regarding the adoption of IFRS 16 - Leases.

The accompanying notes are an integral part of the financial statements.

(Concluded)– 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplementary information

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31,
		2017	2018	2019**	2019**
	Note	In millions

Cash generated from operations:
Profit for the year		114	56	19	6

Adjustments for:
Depreciation and amortization	10,11	540	545	723	209
Amortization of deferred expenses - Right of use	12	40	47	28	8
Employee share based compensation expenses	21	20	15	17	5
Liability for employee rights upon retirement, net	16	(1)	1	1	*
Finance costs, net	24	(2)	(7)	5	1
Lease interest payments	19			20	6
Interest paid	24	165	69	37	11
Interest received	24	(2)	(1)	(1)	*
Deferred income taxes	25	(13)	16	4	1
Income tax paid	25	29	2	1	*
Capital loss from property and equipment		*	*	(2)	(1)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	7	283	124	42	12
Other		6	16	(1)	*
Increase (decrease) in accounts payable and accruals:
Trade		69	(69)	63	18
Other payables		(3)	(18)	12	3
Provisions	14	(2)	(11)	(21)	(6)
Deferred income with respect to settlement
agreement with Orange	18	(108)
Deferred revenues from HOT mobile	9	(31)	(31)	(31)	(9)
Other deferred revenues		3	*	4	1
Increase in deferred expenses - Right of use	12	(113)	(107)	(51)	(15)
Current income tax	25	5	(15)	(5)	(1)
Decrease (increase) in inventories	8	3	(5)	(26)	(8)
Cash generated from operations:		1,002	627	838	241

*     Representing an amount of less than 1 million.
**   See Note 2 regarding the adoption of IFRS 16 - Leases.

Supplementary information

At December 31, 2017, 2018 and 2019, trade and other payables include NIS 165 million, NIS 157 million and NIS 115 million (US$ 33 million), respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

For non-cash movements in lease liabilities and lease right of use assets see note 19.

These balances are recognized in the cash flow statements upon payment. Cost of inventory used as fixed assets during 2018 and 2019 were NIS 8 million and NIS 24 million (US$ 7 million), respectively.

See note 9 with respect to Company's share in PHI's statement of financial position items.

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

Regarding the Company's principal shareholder and holdings of approved Israeli shareholders in the Company, see note 26.

These consolidated financial statements of the Company as of December 31, 2019, are comprised of the Company and its subsidiaries and consolidated partnerships (the "Group"). See the list of subsidiaries and consolidated partnerships and principles of consolidation in note 2(c)(1). See also 2(c)(2) with respect to investment in PHI.

 b.      Operating segments

The operating segments were determined based on the reports reviewed by the Chief Executive Officer (CEO) who is responsible for allocating resources and assessing performance of the operating segments, and therefore is the Chief Operating Decision Maker ("CODM"), and supported by budget and business plans structure, different regulations and licenses (see (c) below). The CEO considers the business from two operating segments, as follows (see also note 5):

(1)        Cellular segment:

Services in the cellular segment include basic cellular telephony services, text messaging, internet browsing and data transfer, content services, roaming services, and services provided to other operators that use the Company's cellular network. The two payment methods offered to our customers are pre-paid and post-paid. Pre-paid services are offered to customers that purchase credit in advance of service use. Post-paid services are offered to customers with bank and credit arrangements. Most of the cellular tariff plans are bundles which include unlimited volumes of calls time and text messaging (with fair use limits), as well as limited data packages. Cellular content and value-added services offered include multimedia messaging, cyber protection, cloud backup, ringtones, and a range of advanced business services.

International roaming services abroad for the Company’s customers include airtime calls, text messaging and data services on networks with which the Company has a commercial roaming relationship. Partner also provides inbound roaming services to the customers of foreign operators with which the Company has a commercial roaming relationship.

Optional services such as equipment extended warranty plans and international calling plans are also provided for an additional monthly charge or included in specific tariff plans. We also provide cellular phone repair services for our customers and for independent merchants.

In addition, the cellular segment includes wholesale cellular services provided to virtual operators who use the Partner cellular network to provide services to their customers.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -   GENERAL (continued)

 b.      Operating segments (continued)

(2)         Fixed-line segment

Services in the fixed-line segment include: (a) Internet services that provide access to the internet through both fiber optics and wholesale broadband access, ISP services and internet Value Added Services (“VAS”) such as cyber protection, anti-virus and anti-spam filtering; and fixed-line voice communication services provided through Voice Over Broadband (“VOB”); (b) For business customers, SIP voice trunks, Network Termination Point Services ("NTP") – under which the Group supplies, installs, operates and maintains endpoint network equipment and solutions, including providing and installing equipment and cabling within a subscriber's place of business or premises, hosting services, transmission services, Primary Rate Interface (“PRI”) and other fixed-line communications solution services; (c) International Long Distance services (“ILD”): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services; (d) Television services over the Internet ("TV").

The cellular segment and the fixed-line segment also include sales and leasing of telecommunications, audio visual and related devices: mainly cellular handsets, tablets (handheld computers), laptops, landline phones, modems, datacards, domestic routers, servers and related equipment, integration project hardware and a variety of digital audio visual devices and small household appliances including smart watches, car dashboard cameras, televisions, digital cameras, games consoles, audio accessories and other devices.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -    GENERAL (continued)

 c.      Group licenses

The Group operates under the following licenses that were received from the Israeli Ministry of Communications ("MOC") and from the Israeli Civil Administration ("CA"):

	Type of services	Area of service	License owner	Granted by	Valid through	Guarantees made (NIS millions)
(1)	Cellular	Israel	Partner Communications Company Ltd.	MOC	Feb, 2022	80
(2)	Cellular	West Bank	Partner Communications Company Ltd.	CA	Feb, 2022	4
(3)	Cellular infrastructure	Israel	P.H.I Networks (2015) Lp.	MOC	Aug, 2025
(4)	ISP	Israel	Partner Communications Company Ltd.	MOC	Mar, 2023
(5)	ISP	West Bank	Partner Communications Company Ltd.	CA	Mar, 2023
(6)	Fixed (incl. ISP, ILD, NTP)	Israel	Partner Land-line Communication Solutions - Limited Partnership	MOC	Jan, 2027	5
(7)	Fixed (incl. ISP, ILD, NTP)	West Bank	Partner Land-line Communication Solutions - Limited Partnership	CA	Jan, 2027	0.25

The Group also has a trade license that regulates issues of servicing and trading of equipment, and a number of encryption licenses that permits dealing with means of encryption within the framework of providing radio telephone services to the public.

With respect to license (1) and (2), the Company is entitled to request an extension of the license for additional periods of six years(*), at the discretion of the MOC and CA. Should the licenses not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator. For a renewal the MOC is to consider, among other things: if the Company has met the regulatory requirements, provided improved and technology updated services, Company's actions did not harm or restrict competition, is able to continue provide quality service and make the investments required for it, and made efficient use of its cellular frequencies. The Company has made an annual examination of the estimated useful life of the license. Based on Company's judgment described above, the Company expects that the license will be renewed at a high level of certainty: the Company estimates that, based on its experience and acquaintance with the communications market in Israel, if current conditions continue, there is high probability that the license will be extended for the additional term of 6 years(*). Following this examination, the estimated useful life of the 2G and 3G frequencies was re-evaluated for an additional period of 6 years, thereby ending on February 1, 2028(*). See also note 2(f).

(*) It should be noted that the MOC's frequencies tender's documents include a draft amendment of the license that amends the additional extension periods from 6 years to 10 years. In case the amendment shall become final, the estimated useful life of the 2G and 3G frequencies will be revised to end by February 1, 2032.

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

(3) Convenience translation into U.S. Dollars (USD or $ or dollar)
The NIS figures at December 31, 2019 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2019 (USD 1 = NIS 3.456). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

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

List of wholly owned Subsidiaries and partnerships:

◾	012 Smile Telecom Ltd.
◾	012 Telecom Ltd.
◾	Partner Land-Line Communication Solutions - Limited Partnership
◾	Partner Future Communications 2000 Ltd. ("PFC")
◾	Get Cell Communication Products Limited Partnership
◾	Partner Business Communications Solution - Limited Partnership – not active
◾	Iconz Holdings Ltd.

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

Through December 31, 2018 the Company did not control PHI nor did it have joint control over it. The investment in PHI was accounted for using the equity method of accounting. Under the equity method, the investment was initially recognized at cost, and adjusted thereafter to recognize the investor’s share of the post-establishment profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Unrealized gains on transactions between the Group and the associate are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

From January 1, 2019 following a change in the governance of PHI the Company accounts for PHI as a joint operation. Therefore, the Company recognizes its direct right to the assets, liabilities, revenues and expenses of PHI and its share of any jointly held or incurred assets, liabilities, revenues and expenses. See note 9 with respect to a change in the governance of PHI that caused from January 1, 2019, and for information about transactions and balances with respect to the investment in PHI – as a related party.

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

Costs include expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and until December 31, 2018, the costs of dismantling and removing the items and restoring the site on which they are located. From January 1, 2019 the costs of dismantling and removing the items and restoring the site on which they are located are included in the lease-right of use  asset under IFRS16, see notes 3 and 2(o).

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Property and equipment is presented less accumulated depreciation, and accumulated impairment losses. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see (i)). The useful economic lives of the Group's non-financial assets are reviewed annually, see note 4(1).

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

Change in an accounting estimate:

Management has updated an accounting estimate as follows: The estimated useful life of the cellular license was determined in the past to end by February 1, 2022. According to applicable law, the Company's cellular license may be extended for additional 6-year periods(*), subject to the requirements set in the license.

The MOC published a tender during 2019 for the award of frequencies, including frequencies for 5G services. Following the tender published, Management made an annual examination of the estimated useful life of the license in the fourth quarter of 2019 with the expectation that conditions necessary to obtain renewal of the license will be satisfied and that the cost of renewal will not be significant. The tender includes 2x30 MHz in the 700 MHz Band, 2x60 MHz in the 2,600MHz band and 300 MHz in the 3,500-3,800 MHz band. The frequencies in the 700 MHz band will be awarded for a period of 15 years and the rest of the frequencies offered in the tender will be awarded for a period of 10 years.

Based on Company's judgment described above, the Company expects that the license will be renewed at a high level of certainty: the Company estimates that based on its experience and acquaintance with the communications market in Israel, if current conditions continue, there is high probability that the license will be extended for the additional term of 6 years. Following this examination, the estimated useful life of the 2G and 3G frequencies was re-evaluated for an additional period of 6 years(*), thereby ending on February 1, 2028(*).

The effect of these changes on the consolidated financial statements, in current and future years is as follows: the amortization expenses of the cellular license were reduced by NIS 15 million in the fourth quarter of 2019, and are expected to be reduced by an annual amount of approximately NIS 60 million in 2020 and 2021. See also note 4(1).

(*) It should be noted that the tender's documents include a draft amendment of the license that amends the additional extension periods from 6 years to 10 years. In case the amendment shall become final, the estimated useful life of the 2G and 3G frequencies will be revised to end by February 1, 2032.

The other licenses are amortized by the straight-line method over their useful lives (see note 1(c)) which exclude any ungranted possible future extensions that are not under the Group's control.

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

Development costs, including employee costs, that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the capitalization criteria under IAS 38 are met. Other development expenditures that do not meet the capitalization criteria, such as software maintenance, are recognized as expenses as incurred.

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

(4)	Capitalization of costs to obtaining customers contracts:

Costs of obtaining contracts with customers are recognized as assets when the costs are incremental to obtaining the contracts, and it is probable that the Group will recover these costs. The assets are amortized to selling and marketing expenses in accordance with the expected service period (mainly over 2-3 years), using the portfolio approach, see also notes 4(1) and 11. Other costs incurred that would arise regardless of whether a contract with a customer was obtained are recognized as an expense when incurred.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Deferred expenses - Right Of Use (ROU)

Right of use (ROU) of international fiber optic cables was acquired in a business combination, subsequent additions and right of use in PHI's assets are recognized at cost. The ROU with respect of fiber optic cables is presented as deferred expenses (current and non-current) and is amortized to cost of revenues on a straight line basis over a period beginning each acquisition of additional ROU in this framework and until 2030 (including expected contractual extension periods). See also notes 12 and 17(4). Until December 31, 2018 other costs of right to use PHI's assets are presented as deferred expenses and amortized on a straight line basis over the assets' useful lives, see note 9.

h.	Goodwill

Goodwill acquired in a business combination represents the excess of the consideration transferred over the net fair value of the identifiable assets acquired, and identifiable liabilities and contingent liabilities assumed. The goodwill has an indefinite useful economic life and is not subject to amortization; rather is measured at cost less accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to a group of cash-generating units (CGUs) under the fixed line segment that is expected to benefit from the synergies of the combination. The group of CGUs represents the lowest level within the entity which the goodwill is monitored for internal management purposes.

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

From January 1, 2018 the Group applies IFRS 9 and classifies its financial instruments in the following categories: (1) amortized cost (AC), (2) at fair value through profit or loss (FVTPL: Financial liability at fair value (see note 15) and embedded derivatives), see note 3(1). The classification depends on the business model for managing the financial instruments and the contractual terms of the cash flows. See note 6(c) as to classification of financial instruments to the categories.

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

Gains or losses arising from changes in the fair value of embedded derivative financial instruments and financial liability at fair value are presented in the income statement within "finance costs, net" in the period in which they arise. These financial instruments are classified into 3 levels based on their valuation method (see also notes 6(c), 6(a)(2)(c)):

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly (as prices) or indirectly (derived from prices).
Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for financial liability at fair value.

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

  Short term deposits, are deposits in commercial banks for periods of more than 3 months from date of deposit.

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

PARTNER COMMUNIeCATIONS COMPANY LTD.
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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES (continued)

k.      Employee benefits (continued)

 (ii) Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably legally or constructively committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

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

3.   Other short term benefits

The Group recognized expenses for other short term benefits provided by the collective employment agreement (see also note 22(e)).

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

The revenue recognition standard IFRS 15, Revenue from Contracts with Customers, and its clarifications ("IFRS 15", "The Standard") outlines a single comprehensive model of accounting for revenue arising from contracts with customers and supersedes IAS 18, Revenue, and IAS 11, Construction contracts (the "previous standards"). The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount:

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

(4) Allocating the transaction price to separate performance obligations

In a transaction that constitutes a revenue arrangement with multiple performance obligations, the transaction price is allocated to separate performance obligations based of their relative stand-alone selling prices.

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

n.     Revenues (continued)

(9) Other practical expedients implemented:

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

(10) Capitalization of contract costs

The main effect of the Group’s application of IFRS 15 is the accounting treatment for the incremental costs of obtaining contracts with customers, which in accordance with IFRS 15, are recognized as assets under certain conditions, see notes 2(f)(4), 11. Contract costs that were recognized as assets are presented in the statements of cash flows as part of cash flows used in investing activities.

(11) Use of judgments and estimates

Implementation of the accounting policy described above requires management to exercise discretion in estimates and judgments, see note 4.

        See additional information with respect to revenues in note 22(a).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES (continued)

o.	Leases

Group as lessee:

Through December 31, 2018 the Group applied IAS 17 to account for leases whereby a significant portion of the risks and rewards of ownership were retained by the lessor were classified as operating leases. Therefore the Group's leases were primarily operating leases which were charged to income statements on a straight-line basis over the lease term, including extending options which were reasonably certain.

The Group has adopted IFRS 16 Leases retrospectively from January 1, 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transition provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019. The transition is disclosed in notes 3(a) and 19.

On adoption of IFRS 16 on January 1, 2019, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ and corresponding right-of-use assets. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019.

The Group applied the following practical expedients:

•
Non-lease components: practical expedient by class of underlying asset not to separate non-lease components (services) from lease components and, instead, account for each lease component and any associated non lease components as a single lease component.

•
Discount rate: The lease payments are discounted using the lessee’s incremental borrowing rate, since the interest rate implicit in the lease cannot be readily determined. The lessee’s incremental borrowing rate is the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. However, the Group is using the practical expedient of accounting together a portfolio of leases with similar characteristics provided that it is reasonably expected that the effects on the financial statements of applying this standard to the portfolio would not differ materially from applying this Standard to the individual leases within that portfolio. And using a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment). The discount rates were estimated by management with the assistance of an independent external expert.

•	Low-value leases: The low-value leases practical expedient is applied and these leases are recognized on a straight-line basis as expense in profit or loss.

The practical expedient for short-term leases is not applied.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES (continued)

  o.      Leases (continued)

Group as lessee (continued):

Lease liabilities measurement:
Lease liabilities were initially measured on a present value basis of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable
•	variable lease payment that are based on an index or a rate (such as CPI)
•	amounts expected to be payable by the lessee under residual value guarantees
•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option (see also note 4(7)), and
•	lease payments (principal and interest) to be made under reasonably certain extension options (see also note 4(7))

The lease liability is subsequently measured according to the effective interest method, with interest costs recognized in the statement of income as incurred. The amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Group is exposed to potential future changes in lease payments based on linkage to the CPI index, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are presented in the statement of cash flows under the cash used in financing activities. Lease payments are allocated between principal and finance cost. The finance cost is charged to the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets measurement:
Right-of-use assets were measured at cost comprising the following:

•	the amount of the initial measurement of lease liability
•	any lease payments made at or before the commencement date less any lease incentives received
•	any initial direct costs (except for initial application), and
•	restoration costs

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term (including reasonably certain extension periods) on a straight-line basis, and adjusted for any remeasurements of lease liabilities. As of the adoption date of IFRS 16, the average remaining amortization period is as follows: Cell sites 4.5 years, buildings 6 years, vehicles 2 years. The right-of-use assets are also subject to impairment, see note 2(i).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES (continued)

             o.      Leases (continued)

Group as lessor:
The cellular segment and the fixed-line segment also include leasing of telecommunications, audio visual and related devices (see note 1(b)). Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. The respective leased assets are included in the balance sheet based on their nature. The Group did not need to make any adjustments to the accounting for assets held as lessor as a result of adopting IFRS 16.

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

Deferred income tax is recognized on temporary differences arising between that tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from initial recognition of goodwill. Deferred income tax is determined using the tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets are presented as non-current, see also note 25.Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity where there is an intention to settle the balances on a net basis.

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

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume exercise of all dilutive potential ordinary shares. The instruments that are potential dilutive ordinary shares are equity instruments granted to employees, see note 21(b). A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options (see also note 27).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 –   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

(1) The following relevant new standards, amendments to standards or interpretations have been issued, and were effective for the first time for financial periods beginning on or after January 1, 2019.

(a) IFRS 16, Leases. It results in almost all leases, where the Group is the lessee, being recognized on the balance sheet, as the distinction between operating and finance leases is removed for lessees. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay lease payments are recognized on the statement of financial position. The only exceptions for lessees are short-term (not applied) and low-value leases (applied) which are recognized on a straight-line basis as expense in profit or loss. The statement of income is also affected because operating expense is replaced with interest and depreciation. Operating cash flows is higher as cash payments of the lease liability are classified within financing activities. The accounting for lessors did significantly change and therefore the Group did not need to make any adjustments to the accounting for assets held as lessor under operating leases as a result of the adoption of IFRS 16. The main lease contracts that affected the financial statements are operating leases where the Group leases offices, retail stores and service centers, cell sites, and vehicles, see also notes 2(o), 4(7) and 19.

Transition to IFRS 16:
The Group applied the standard from its mandatory adoption date January 1, 2019. The Group applied the simplified transition approach and did not restate comparative amounts for the year prior to first adoption. Right-of-use assets for certain property leases were measured on transition as if the new rules had always been applied. All other right-of-use assets were measured at the amount equal to the lease liability on adoption (adjusted for any prepaid or accrued lease expenses, dismantling and restoring obligations).

As of the transition date, the group applied the following practical expedients:

•
the lease liability was measured for leases previously classified as an operating leases under IAS 17 at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at the date of initial application;

•
accounting together a portfolio of leases with similar characteristics provided that it is reasonably expected that the effects on the financial statements of applying this standard to the portfolio would not differ materially from applying this Standard to the individual leases within that portfolio. And using a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment);

•
rely on its assessment of whether leases are onerous applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application as an alternative to performing an impairment review;

•
not reassess whether a contract is, or contains, a lease at the date of initial application, and therefore IFRS 16 was not applied to contracts that were not previously identified as containing a lease.

•	initial direct costs were excluded from the measurement of the right-of-use asset at the date of initial application;
•	use hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 –  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

(1) The following relevant new standards, amendments to standards or interpretations have been issued, and were effective for the first time for financial periods beginning on or after January 1, 2019 (continued):

(a) IFRS 16, Leases (continued):

Quantitative information with respect to transition to IFRS16:
The tables below summarize the effects of IFRS 16 on the consolidated statement of financial position as at January 1, 2019 and on the consolidated statements of income and cash flows for the year for the year ended December 31, 2019. The weighted average lessee's incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 2.43%. See also note 19.

Effect of change on consolidated statement of financial position:

	New Israeli Shekels in millions
	As at January 1, 2019
	Previous accounting policy	Effect of change	According to IFRS16 as reported
Non-current assets - Lease – right of use	-	656	656
Non-current assets - Deferred income tax asset	38	6	44

Current liabilities - Lease liabilities	-	137	137
Non-current liabilities - Lease liabilities	-	546	546
Equity	1,406	(21)	1,385

Measurement of lease liability as of January 1, 2019:

New Israeli Shekels in millions
Operating lease commitments (undiscounted) disclosed as at December 31, 2018	372
Discounted using the lessee's incremental borrowing rate as of the date of initial application	328
Group's share in PHI's lease liability (see note 9)	355
Lease liability recognized as at January 1, 2019	683
Of which are:
Current lease liabilities	137
Non-current liabilities	546

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

(1) The following relevant new standards, amendments to standards or interpretations have been issued, and were effective for the first time for financial periods beginning on or after January 1, 2019 (continued):

 (b) Annual Improvements to IFRS Standards 2015-2017 Cycle amended IFRS 11 Joint arrangements and clarified that the party obtaining joint control of a business that is a joint operation should not remeasure its previously held interest in the joint operation. The amendment is effective from January 1, 2019. See note 9 with respect to change in PHI's governance at the beginning of January 2019 and that from then the Company accounts for its rights in the assets of PHI and obligations for the liabilities and expenses of PHI as a joint operation, recognizing its share (50%) in the assets, liabilities, and expenses of PHI, instead of the equity method.

(c) Interpretation 23 Uncertainty over Income Tax Treatments, The interpretation explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. The amendment is effective from January 1, 2019. Its effect on the financial statements was not material.

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

Change in accounting estimate: The Company has made an annual examination of the estimated useful life of the license. Based on Company's judgment described above, the Company expects that the license will be renewed at a high level of certainty: the Company estimates that based on its experience and acquaintance with the communications market in Israel, if current conditions continue, there is high probability that the license will be extended for an the additional term of 6 years(*). Following this examination, the estimated useful life of the 2G and 3G frequencies was re-evaluated for an additional period of 6 years(*), thereby ending on February 1, 2028(*).  The effect of these changes on the consolidated financial statements, in current and future years is as follows: the amortization expenses of the cellular license were reduced by NIS 15 million in the fourth quarter of 2019, and are expected to be reduced by an annual amount of approximately NIS 60 million in 2020 and 2021. See also notes 2(f)(1) and note 11.

(*) It should be noted that the MOC's frequencies tender's documents include a draft amendment of the license that amends the additional extension periods from 6 years to 10 years. In case the amendment shall become final, the estimated useful life of the 2G and 3G frequencies will be revised to end by February 1, 2032.

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

No indicators for an impairment or reversal of impairment of assets with finite useful lives were identified in 2019.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –   CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

  Critical accounting estimates and assumptions (continued)

(3)        Assessing the recoverable amount of goodwill for impairment tests:

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. The recoverable amount of the fixed-line segment to which goodwill has been allocated has been determined based on value-in-use calculations. For the purpose of the goodwill impairment tests as of December 31, 2017, 2018 and 2019 the recoverable amount was assessed by management with the assistance of external independent experts (BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rate represents the long-term average growth rate of the fixed-line communications services business.

The key assumptions used in the December 31, 2019 test were as follows:

Terminal growth rate	1.0%
After-tax discount rate	8.0%
Pre-tax discount rate	9.6%

The impairment test as of December 31, 2019 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 13(1) and note 2(h). No impairment charges were recognized with respect to goodwill in 2017, 2018 and 2019.

Sensitivity Analysis:

The headroom of the fixed line segment recoverable amount over the carrying amount as of December 31, 2017, 2018 and 2019 was approximately 23%, 21% and 42% respectively. Sensitivity analysis was performed for the recoverable amount as of December 31, 2019 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 8% (7.2% to 8.8%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable 1.0% (0% to 2%), assuming all other variables constant. Results showed that no impairment charge is required for both analyses.

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

(6)	Considering the likelihood of contingent losses and quantifying possible legal settlements:

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –   CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

  Critical accounting estimates and assumptions (continued)

(7)	Determining leases term and discount rate:

Commencing January 1, 2019 the Group implements IFRS 16 Leases. See also note 2(o), note 3 and note 19.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). Management determined that most extension options are reasonably certain to be exercised and termination options are reasonably certain not to be exercised. The assessment of reasonable certainty is only revised if a significant event or significant changes in circumstances occur, which affects this assessment, and that is within the control of the lessee.

The lease payments are discounted using the lessee’s incremental borrowing rate, since the interest rate implicit in the lease cannot be readily determined. The lessee’s incremental borrowing rate is the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. However, the Group is using the practical expedient of accounting together a portfolio of leases with similar characteristics provided that it is reasonably expected that the effects on the financial statements of applying this standard to the portfolio would not differ materially from applying this Standard to the individual leases within that portfolio, and using a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment). The discount rates were estimated by management with the assistance of an independent external expert.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 –   SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2019*
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	1,783	777		2,560
Inter-segment revenue - Services	15	148	(163)
Segment revenue - Equipment	571	103		674
Total revenues	2,369	1,028	(163)	3,234

Segment cost of revenues - Services	1,367	810		2,177
Inter-segment cost of revenues- Services	147	16	(163)
Segment cost of revenues - Equipment	464	66		530
Cost of revenues	1,978	892	(163)	2,707
Gross profit	391	136		527

Operating expenses (3)	334	134		468
Other income, net	20	8		28
Operating profit	77	10		87
Adjustments to presentation of segment
Adjusted EBITDA
–Depreciation and amortization	542	209
–Other (1)	16	(1)
Segment Adjusted EBITDA (2)	635	218

New Israeli Shekels
Year ended December 31, 2019*
In millions
Reconciliation of segments subtotal Adjusted EBITDA to profit for the year
Segments subtotal Adjusted EBITDA (2)	853
Depreciation and amortization	(751)
Finance costs, net	(68)
Income tax expenses	**
Other (1)	(15)
Profit for the year	19

*     See Note 2(o) regarding the adoption of IFRS16, Leases. For 2019 the impact of the adoption of IFRS 16 was an increase of NIS 141 million in the cellular segment Adjusted EBITDA and an increase of NIS 16 million in the fixed-line segment Adjusted EBITDA.
**   Representing an amount of less than NIS 1 million.

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

New Israeli Shekels
Year ended December 31, 2018
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

New Israeli Shekels
Year ended December 31, 2017
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

The Group is exposed to a variety of financial risks: credit, liquidity and market risks as part of its normal course of business. The Group's risk management objective is to monitor risks and minimize the possible influence that results from this exposure, according to its evaluations and expectations of the parameters that affect the risks. The Group did not enter into hedging transactions in 2017, 2018 or 2019.

1. Risk Management

Risk management is carried out by the financial division under policies and/or directions resolved and approved by the audit committee and the board of directors.

2. Market risks

(a)   Description of market risks

Cash flow risk due to interest rate changes and CPI changes

The Group is exposed to fluctuations in the Israeli Consumer Price index (CPI). See also note 19.

Furthermore, the Group's notes payable bearing variable interest rate cause cash flow risks. Based on simulations performed, an increase (decrease) of 1% interest rates during 2019 in respect of the abovementioned financial instruments would have resulted in an annual increase (decrease) in interest expenses of NIS 3 million.

Foreign exchange risk

The Group's operating profit and cash flows are exposed to currency risk, mainly due to trade receivables and trade payables denominated in USD.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.       Financial risk factors (continued)

2. Market risks (continued)

   (a)     Description of market risks (continued)

Data regarding the US Dollar and Euro exchange rate and the Israeli CPI:

	Exchange	Exchange
	rate of one	rate of one	Israeli
	Dollar	Euro	CPI*
At December 31:
2019	NIS 3.456	NIS 3.878	224.67 points
2018	NIS 3.748	NIS 4.292	223.33 points
2017	NIS 3.467	NIS 4.153	221.57 points
Increase (decrease) during the year:
2019	(7.8)%	(9.6)%	0.6%
2018	8.1%	3.3%	0.8%
2017	(9.8)%	2.7%	0.4%

* Index for each reporting period's last month, on the basis of 1993 average = 100 points.

Sensitivity analysis:

An increase (decrease) of 2% in the CPI as at December 31, 2019 would have decreased (increased) equity and profit by NIS 10 million, for the year ended December 31, 2019, assuming all other variables remain constant. At December 31, 2018 the company had no material liabilities linked to the CPI.

An increase (decrease) of 5% in the USD exchange rate as at December 31, 2018 and 2019 would have decreased (increased) equity and profit by NIS 3 million and NIS 5 million, for the years ended December 31, 2018 and 2019 respectively, assuming that all other variables remain constant.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.      Financial risk factors (continued)

2. Market risks (continued)

  (b)    Analysis of linkage terms of financial instruments balances

	December 31, 2019
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS unlinked	Linked to the CPI	Total
	New Israeli Shekels in millions
Current assets
Cash and cash equivalents	35		264		299
Short term deposits			552		552
Trade receivables**	45	12	567		624
Other receivables			15		15

Non- current assets
Trade receivables			250		250
Total assets	80	12	1,648	-	1,740

Current liabilities
Current maturities of notes payable and
borrowings			366		366
Trade payables**	194	12	493	17	716
Payables in respect of employees			79		79
Other payables			12		12
Lease liabilities	1			130	131

Non- current liabilities
Notes payable			1,276		1,276
Borrowings from banks			138		138
Financial liability at fair value			28		28
Lease liabilities	3			483	486
Total liabilities	198	12	2,392	630	3,232

In or linked to foreign currencies
New Israeli Shekels in millions
**Accounts that were set-off under enforceable netting arrangements
Trade receivables gross amounts	126
Set-off	(69)
Trade receivables, net	57

Trade payables gross amounts	275
Set-off	(69)
Trade payables, net	206

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
* Representing an amount of less than 1 million.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.      Financial risk factors (continued)

2.   Market risks (continued)

(c)  Details regarding financial liability at fair value

The notional amounts of financial liability at fair value (see note 15 (5)) with respect to Notes series G option warrants as at December  31, 2019 is NIS 201 million. The following table describes the changes in the liability during 2019:

New Israeli Shekels in millions

Balance as at January 1, 2019	-
Issuance	37
Finance costs	7
Exercise	(16)
Balance as at December 31, 2019	28

3.    Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's trade receivables, from cash and cash equivalents, short-term deposits and other receivables. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group conducts credit evaluations on receivables of certain types over a certain amount, and requires collaterals against them. The impairment requirements are based on an expected credit loss model that replaces the IAS 39 incurred loss model. Accordingly, the financial statements include appropriate allowances for expected credit losses. See also note 2(j)(2) and note 4(4).

The face amount of financial assets represents the maximum credit exposure, see note 6(c).

The cash and cash equivalents and short-term deposits are held in leading Israeli commercial banks, rated by Standard & Poor's Maalot at ilAAA/stable.

Short term deposits are unlinked, were deposited for periods of between 6 months to 18 months, and bear annual fixed interest of between 0.5% and 1.0%.

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

Maturities of financial liabilities as of December 31, 2019:

	2020	2021	2022	2023 to 2024	2025 and thereafter	Total
	New Israeli Shekels in millions
Principal payments of long term indebtedness:
Notes payable series D	109	109				218
Notes payable series F	204	204	204	409		1,021
Notes payable series G			35	70	245	350
Borrowing P	30	30	29			89
Borrowing Q	23	23	23	33		102
Expected interest payments of
long term borrowings and notes
payables	41	33	27	34	24	159
Lease liabilities (undiscounted)	141	118	99	165	162	685
Trade and other payables	800					800
Total	1,348	517	417	711	431	3,424

Trade payables as of December 31, 2019 include balances in respect of reverse factoring of NIS 41 million that are due between January 2020 and March 2020.

See note 15 in respect of borrowings and notes payable.

b.     Capital risk management

Credit rating: According to Standard & Poor's Maalot ("S&P Maalot") credit rating, of August 5, 2019, S&P Maalot has reaffirmed the Company's ilA+ credit rating and updated the Company's rating outlook to “Negative”.

See note 15(6) regarding financial covenants.

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

The financial instruments that are categorized FVTPL are mandatorily measured at FVTPL are derivative financial instruments and financial liability at fair value. Their fair values are calculated by discounting estimated future cash flows based on the terms and maturity of each contract and using forward rates for a similar instrument at the measurement date. All significant inputs in this technique are observable market data and rely as little as possible on entity specific estimates, see also note 6(a)(2)(c).

There were no transfers between fair value levels during the year.

Carrying amounts and fair values of financial assets and liabilities, and their categories:

		December 31, 2018			December 31, 2019
	Category	Carrying amount	Fair value	Interest rate used (***)	Carrying amount	Fair value	Interest rate used (***)
		New Israeli Shekels in millions
Assets
Cash and cash equivalents	AC	416	416		299	299
Short term deposits	AC				552	552
Trade receivables	AC	916	916	4.52%	874	876	4.00%
Other receivables (**)	AC	11	11		16	16
Liabilities
Notes payable series D	AC	327	332	Market quote	218	219	Market quote
Notes payable series F	AC	794	786	Market quote	1,021	1,040	Market quote
Notes payable series G	AC				350	383	Market quote
Financial liability at fair value	FVTPL
	Level 3				28	28
Trade and other payables (**)	AC	785	785		800	800
Borrowing P	AC	118	120	1.54%	89	90	1.42%
Borrowing Q	AC	125	127	2.05%	102	105	1.42%
Lease liabilities	AC				617	623	2.12%
Derivative financial instruments	FVTPL
	Level 2	*	*		*	*

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 –   TRADE RECEIVABLES

(a)	Composition:

	New Israeli Shekels
	December 31
	2018	2019
	In millions
Trade (current and non-current)	1,130	1,061
Deferred interest income (note 2(n))	(26)	(25)
Allowance for credit loss	(188)	(162)
	916	874
Current	656	624
Non – current	260	250

Non-current trade receivables bear no interest. These balances are in respect of equipment sold in installments (13-36 monthly payments (mainly 36)). The amount is computed on the basis of the interest rate relevant at the date of the transaction (2018: 4.22% - 4.53%) (2019: 4.00% - 4.66%).

See also note 2(j) and note 4(4).

(b)	Impairment of financial assets:

The changes in the allowance for credit losses for the years ended December 31, 2017, 2018 and 2019 are as follows:

	New Israeli Shekels
	Year ended
	2017	2018	2019
	In millions
Balance at beginning of year	190	193	188
Receivables written-off during the year as
uncollectible	(49)	(35)	(44)
Charge or expense during the year*	52	30	18
Balance at end of year	193	188	162

(*) Equivalent to net impairment losses on financial and contract assets, as presented in the statement of income as Credit losses.

See note 6(a)(3) regarding trade receivables credit risk.

Allowance for credit losses resulting from services provided under operating lease are not separately disclosed due to immateriality.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 –   TRADE RECEIVABLES (continued)

(b)    Allowance for credit losses (continued)

The aging of gross trade receivables and their respective allowance for credit losses as at December 31, 2018 and 2019 were as follows:

	New Israeli Shekels			New Israeli Shekels
	December 31, 2018			December 31, 2019
	In millions			In millions
	verage expected loss rate	Gross	Allowance	Average expected loss rate	Gross	Allowance
Not passed due	2%	900	19	2%	860	20
Less than one year	56%	94	53	54%	107	58
More than one year	85%	136	116	89%	94	84
		1,130	188		1,061	162

NOTE 8 –   INVENTORY

	New Israeli Shekels
	December 31
	2018	2019
	In millions
Handsets and devices	60	73
Accessories and other	6	10
Spare parts	23	26
ISP modems, routers, servers and related equipment	9	15
	98	124

Write-offs recorded	4	6
Cost of inventory recognized as expenses and included in cost of revenues for the year ended	586	539
Cost of inventory used as fixed assets	8	24

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –   INVESTMENT IN PHI (continued)

The associates of the Group as of December 31, 2018, of which the Group holds 50% of ownership interests are: P.H.I. Networks (2015) Limited Partnership ("PHI"), and Net 4 P.H.I Ltd. (see also note 2(c)(2)). Both are incorporated and operate in Israel. As of December 31, 2018 the board of directors of Net 4 P.H.I Ltd. consisted of 3 directors nominated by the Company, 3 directors nominated by Hot Mobile and one independent director who acts as a chairman. Net 4 P.H.I Ltd controls PHI. This governance provides that the Company does not control PHI nor does it have joint control over it, and the Company accounts for its investment in PHI according to the equity method. Set out below is summarized financial information for the associates.

As at December 31, 2018
PHI's accounts 100%:	NIS in millions
Current assets	137
Non-current assets	312
Current liabilities	135
Non-current liabilities	312
Net assets	2

Supplemental information relating to associates:
Commitments for operating leases and operating
expenses	781
Commitments to purchase fixed assets	6
Guarantees made to third parties	1

Year ended December 31, 2018
PHI's accounts 100%:	NIS in millions
Summarized statement of income
Revenue	495
Pre-tax Profit	-
After-tax profit	-
Total comprehensive income	-

Reconciliation to carrying amount:
Opening net assets of PHI	2
Profit for the period	-
Closing net assets of PHI	2
Carrying amount in PHI's net assets: Group's share (50%)	1

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

The activities of the joint arrangement are primarily designed for the provision of output to the Parties. The joint arrangement terms give the Parties rights to the assets, and obligations for the liabilities and expenses of PHI. Furthermore the Parties have rights to substantially all of the economic benefits of PHI's assets. PHI's liabilities are in substance satisfied by the cash flows received from the Parties, as the Parties are substantially the source of cash flows contributing to the continuity of the operations of PHI. Starting January 1, 2019 the Company accounts for its rights in the assets of PHI and obligations for the liabilities and expenses of PHI as a joint operation, recognizing its share in the assets, liabilities, and expenses of PHI, instead of the equity method. Starting January 1, 2019 payments with respect to rights to use PHI's fixed assets (see note 2(g)) are presented in the statement of cash flows as cash used in investing activities instead of cash payments for deferred expenses used in operating activities.

The following table presents the Company's share (50%) in PHI's statement of financial position items that are consolidated to the financial statements as the Company’s share in a joint operation:

	New Israeli Shekels in millions
	January 1, 2019
	Company's share (50%) in PHI's accounts**	Intercompany elimination	Total
CURRENT ASSETS
Cash and cash equivalents	*		*
Current assets	69	(62)	7

NON CURRENT ASSETS
Property and equipment and intangible assets	142		142
Lease – right of use	355		355

CURRENT LIABILITIES
Current borrowings from banks	13		13
Trade payables and other current liabilities	55		55
Lease liabilities	65		65

NON CURRENT LIABILITIES
Lease liabilities	290		290
Deferred revenues	142	(142)	-

EQUITY	1	(1)	-

*   Representing an amount of less than NIS 1 million.
** Certain intercompany balances were eliminated in the presentation of Company's share in PHI's accounts.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – PROPERTY AND EQUIPMENT

	Communication network	Computers and information systems	Optic fibers and related assets	Subscribers equipment and installations	Property, leasehold improvements, furniture and equipment	Total
	New Israeli Shekels in millions
Cost
Balance at January 1, 2017	2,003	207	508	29	134	2,881
Additions in 2017	55	7	97	109	6	274
Disposals in 2017	165	60	1		3	229
Balance at December 31, 2017	1,893	154	604	138	137	2,926

Additions in 2018	48	11	122	146	10	337
Disposals in 2018	322	17	11	4	24	378
Balance at December 31, 2018	1,619	148	715	280	123	2,885

Share in PHI P&E included as of Jan 1, 2019	171	2				173
Additions in 2019	91	3	146	172	6	418
Disposals in 2019	193	12	1	8	7	221
Balance at December 31, 2019	1,688	141	860	444	122	3,255

Accumulated depreciation
Balance at January 1, 2017	1,224	146	218	7	79	1,674
Depreciation in 2017	204	22	36	24	15	301
Disposals in 2017	165	60	1		3	229
Balance at December 31, 2017	1,263	108	253	31	91	1,746

Depreciation in 2018	174	13	39	66	12	304
Disposals in 2018	321	17	11	3	24	376
Balance at December 31, 2018	1,116	104	281	94	79	1,674

Share in PHI P&E included as of Jan 1, 2019	33	1				34
Depreciation in 2019	170	13	45	99	9	336
Disposals in 2019	192	11	1	8	7	219
Balance at December 31, 2019	1,127	107	325	185	81	1,825

Carrying amounts, net

At December 31, 2017	630	46	351	107	46	1,180
At December 31, 2018	503	44	434	186	44	1,211
At December 31, 2019	561	34	535	259	41	1,430
For depreciation and amortization presentation in the statement of income see note 22.

	New Israeli Shekels
	Year ended December 31
	2017	2018	2019
	In millions
Cost additions include capitalization of salary and employee related expenses	33	38	39

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – INTANGIBLE AND OTHER ASSETS

Intangible assets with finite economic useful lives:
	Licenses	Costs of obtaining contracts with customers(2)	Trade name	Customer relationships	Subscriber acquisition and retention costs	Computer software(1)	Total
	New Israeli Shekels in millions
Cost
At January 1, 2017	2,123	-	73	276	13	634	3,119
Transition to IFRS 15(2)		2			(13)		(11)
Additions in 2017		84				59	143
Disposals in 2017			73			128	201
At December 31, 2017	2,123	86	-	276	-	565	3,050
Additions in 2018		91	3			68	162
Disposals in 2018		2				141	143
At December 31, 2018	2,123	175	3	276	-	492	3,069
Share in PHI's accounts included as of Jan 1, 2019						5	5
Additions in 2019		95		6		59	160
Disposals in 2019						61	61
At December 31, 2019	2,123	270	3	282	-	495	3,173

Accumulated amortization
At January 1, 2017	1,676	-	62	237	11	340	2,326
Transition to IFRS 15(2)					(11)		(11)
Amortization in 2017	88	15	11	18		107	239
Disposals in 2017			73			128	201
At December 31, 2017	1,764	15	-	255	-	319	2,353
Amortization in 2018	88	49		18		86	241
Disposals in 2018		2				140	142
At December 31, 2018	1,852	62	-	273	-	265	2,452
Share in PHI's accounts included as of Jan 1, 2019						2	2
Amortization in 2019(3)	73	79	*	2		87	241
Disposals in 2019						60	66
At December 31, 2019	1,925	141	*	275	-	294	2,635

Carrying amounts, net
At December 31, 2017	359	71	-	21	-	246	697
At December 31, 2018	271	113	3	3	-	227	617
At December 31, 2019	198	129	3	7	-	201	538

 * Representing an amount of less than 1 million.

	New Israeli Shekels
	Year ended December 31
	2017	2018	2019
	In millions
(1) Cost additions include capitalization of salary and employee related expenses	44	54	57

 (2) See adoption of IFRS 15 Revenues from Contracts with Customers in note 2(n) and note 2(f)(4).

 (3) Change in accounting estimate: the useful life of the cellular license was extended to end by February 1, 2028, see notes 2(f)(1) and 4(1).

For depreciation and amortization in the statement of income see note 22.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – DEFERRED EXPENSES – RIGHT OF USE

New Israeli Shekels in millions
Cost
Balance at January 1, 2017	516
Additional payments in 2017	113
Balance at December 31, 2017	629
Additional payments in 2018	107
Balance at December 31, 2018	736
Share in PHI's accounts included as of Jan 1, 2019	(169)
Additional payments in 2019	51
Balance at December 31, 2019	618

Accumulated amortization and impairment
Balance at January 1, 2017	413
Amortization in 2017	40
Balance at December 31, 2017	453
Amortization in 2018	47
Balance at December 31, 2018	500
Share in PHI's accounts included as of Jan 1, 2019	(38)
Amortization in 2019	28
Balance at December 31, 2019	490

Carrying amount, net at December 31, 2017	176

Carrying amount, net at December 31, 2018	236
Current	51
Non-current	185

Carrying amount, net at December 31, 2019	128
Current	26
Non-current	102

See also note 2(g) and note 17(4).

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

For the purpose of the goodwill impairment tests in the fixed-line segment as of December 31, 2017, 2018 and 2019 the recoverable amount was assessed by management with the assistance of an external independent experts (BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The growth rate represents the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

	As of December 31,
	2017	2018	2019
Terminal growth rate	0.9%	1.0%	1.0%
After-tax discount rate	9.3%	9.5%	8%
Pre-tax discount rate	11.2%	11.5%	9.6%

The impairment tests in the fixed-line segment as of December 31, 2017, 2018 and 2019 were based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. As a result of the impairment tests, the Group determined that no goodwill impairment existed as of December 31, 2017, 2018 and 2019. See also note 4(3) and note 2(h).

(2)	Impairment tests of assets with finite useful lives

No indicators for impairment or reversal of impairment of assets with finite useful lives were identified in 2017, 2018 and 2019.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – PROVISIONS

	Legal claims (see note 20)	Equipment warranty	Dismantling and restoring sites obligation	Group's share in PHI's provisions (see note 9)
	New Israeli Shekels in millions
Balance as at January 1, 2019	62	2	13	14
Share in PHI's accounts included as of January 1, 2019			14	(14)
Additions during the year	3	3	*
Finance costs			*
Decrease during the year	(23)	(4)	(4)
Balance as at December 31, 2019	42	1	23	-
Non-current			23	-
Current	42	1

Balance as at December 31, 2018	62	2	13	14
Non-current			13	14
Current	62	2

*   Representing an amount of less than NIS 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –BORROWINGS AND NOTES PAYABLE

(1)	Borrowings and Notes Payable

The Group's long term debt as of December 31, 2019 consists of borrowings from leading Israeli commercial banks and notes payable. The Group may, at its discretion, execute an early repayment of the borrowings, subject to certain conditions, including that the Group shall reimburse the lender for losses sustained by it as a result of the early repayment. The reimbursement is mainly based on the difference between the interest rate that the Group would otherwise pay and the current market interest rate on the early repayment date.

The notes payable are unsecured, non-convertible and listed for trade on the TASE.
The notes payable have been rated ilA+, on a local scale, by Standard & Poor’s Maalot.

Composition as of December 31, 2019:

Annual interest rate
Notes payable series D	'Makam'(*) plus 1.2%
Notes payable series F (**)	2.16% fixed
Notes payable series G (***)	4% fixed
Borrowing P (received in 2017)	2.38% fixed
Borrowing Q (received in 2017)	2.5% fixed

(*)      'Makam' is a variable interest that is based on the yield of 12 month government bonds issued by the Government of Israel. The interest is updated on a quarterly basis.

The interest rates paid (in annual terms, and including the additional interest of 1.2%) for the period from October 1, 2019 to December 30, 2019 was 1.398%.

 (**)   See also note 15 (2) and 15 (4).
 (***) See also note 15 (2) and 15 (5).

See note 6(a)(4) as to the balances and maturities of the borrowings and the notes payable.
See note 6(c) as to the fair value of the borrowings and the notes payable.
See note 15(6) regarding financial covenants.

As of December 31, 2019, PHI has a short term credit facility with a leading Israeli commercial bank in the amount of NIS 100 million. The Group's share in this facility is 50%. The facility is restricted for use by PHI only. As of December 31, 2019 no funds were drawn from this facility.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –BORROWINGS AND NOTES PAYABLE (continued)

(1)	Borrowings and Notes Payable (continued):

The following table details the changes in financial liabilities, including cash flows from financing activities:

		Movements in 2019
			Non cash movements
	As at December 31, 2018	Cash flows used in financing activities, net	Share in PHI's accounts included as at Jan. 1, 2019	Adoption of IFRS 16 as at Jan. 1, 2019	CPI adjustments and other	Against lease ROU asset	As at December 31, 2019
Current borrowings		(13)	13
Non-current borrowings, including current maturities	243	(52)					191
Notes payable, including current maturities	1,123	453			13		1,589
Financial liability at fair value		37			(9)		28
Interest payable	*	(37)			45		8
Lease liability		(159)		683	20	73	617
	1,366	229	13	683	69	73	2,433

		Movement in 2018
	As at December 31, 2017	Cash flows used in financing activities, net	Non cash movements	As at December 31, 2018
			CPI adjustments and other finance costs
	New Israeli Shekels in millions
Non-current borrowings, including current maturities	625	(382)		243
Notes payable, including current maturities	1,298	(174)	(1)	1,123
Interest payable	21	(69)	48	*
	1,944	(625)	47	1,366

* Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – BORROWINGS AND NOTES PAYABLE (continued)

(2)	Notes payable issuance

In December 2018, following an agreement from September 2017 with certain Israeli institutional investors, the Company expanded Series F Notes in a principal amount of NIS 150 million under the same conditions of the original series.

In January 2019, the Company issued a new Series G Notes, in a principal amount of NIS 225 million, payable as follows: 4 annual installments of NIS 22.5 million each, payable in June of each of the years 2022 through 2025, NIS 45 million payable in June 2026 and NIS 90 million payable in June 2027. The principal bears fixed annual interest of 4%, payable annually on June 25 of each year.

Regarding exercise of option warrants which are exercisable for Series G Notes see note 15 (5).

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

In December 2017, the Company entered into an agreement with certain Israeli institutional investors, according to which the Company undertook to issue to the institutional investors, and the institutional investors undertook to purchase from the Company, in the framework of a private placement, in an aggregate principal amount of NIS 126.75 million of additional Series F Notes in December 2019.

In January 2018, the Company entered into an agreement with certain Israeli institutional investors, according to which the Company undertook to issue to the institutional investors, and the institutional investors undertook to purchase from the Company, in the framework of a private placement, in an aggregate principal amount of NIS 100 million of additional Series F Notes in December 2019.

In December 2019, the Company issued the aforementioned additional Series F Notes in a principal amount of NIS 226.75 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – BORROWINGS AND NOTES PAYABLE (continued)

(5)	Private placement of option warrants

In April 2019, the Company issued in a private placement two series of untradeable option warrants that are exercisable for the Company's Series G Notes. The exercise period of the first series is between July 1, 2019 and May 31, 2020 and of the second series is between July 1, 2020 and May 31, 2021. The exercise price is NIS 88 for each Series G notes principal amount of NIS 100. The Series G Notes that will be allotted upon the exercise of an option warrant will be identical in all their rights to the Company's Series G Notes immediately upon their allotment, and will be entitled to any payment of interest or other benefit, the effective date of which is due after the allotment date. The Notes that will be allotted as a result of the exercise of option warrants will be registered on the TASE. The total amount received by the Company on the allotment date of the option warrants was NIS 37 million.

In July 2019, following partial exercise of option warrants from the first series, the Company issued Series G Notes in a principal amount of NIS 38.5 million.

In November 2019, following partial exercise of option warrants from the first series, the Company issued Series G Notes in a principal amount of NIS 86.5 million.

In February 2020, following partial exercise of option warrants from the first series, the Company issued Series G Notes in a principal amount of NIS 15.1 million.

The total remaining consideration expected to be received (after the exercises described above), excluding consideration received for the allotment of the options, in respect of full exercise (and assuming that there will be no change to the exercise price) is approximately NIS 163 million.

(6)	Financial covenants

Regarding Series F Notes, Series G Notes and borrowings P and Q, the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of December 31, 2019, the ratio of Net Debt to Adjusted EBITDA was 1.1.

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

The Group was in compliance with the financial covenant and the additional stipulations for the year 2019.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. See also note 2(k).

(1)	Defined contribution plan

The Group had contributed NIS 17 million, NIS 20 million and NIS 23 million for the years 2017, 2018 and 2019 respectively, in accordance with Section 14 of the Israeli Severance Pay Law. See also note 2(k)(i)(1).

(2)	Defined benefit plan

Liability for employee rights upon retirement, net is presented as non-current liability.

The amounts recognized in the statement of financial position, in respect of a defined benefit plan (see note 2(k)(i)(2)) and changes during the year in the obligation recognized for post-employment defined benefit plans were as follows:

	New Israeli Shekels in millions
	Present value of obligation	Fair value of plan assets	Total
At January 1, 2018	139	(99)	40
Current service cost	11		11
Interest expense (income)	3	(1)	2
Employer contributions		(8)	(8)
Benefits paid	(11)	7	(4)
Remeasurements:
Experience loss	2		2
Return on plan assets		(3)	(3)
At December 31, 2018	144	(104)	40
Current service cost	12		12
Interest expense (income)	4	(2)	2
Employer contributions		(9)	(9)
Benefits paid	(14)	10	(4)
Remeasurements:
Experience loss	4		4
Return on plan assets		(2)	(2)
At December 31, 2019	150	(107)	43

Remeasurements are recognized in the statement of comprehensive income.

The expected contribution to the defined benefit plan during the year ending December 31, 2020 is approximately NIS 7 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

(2)	Defined benefit plan (continued)

The principal actuarial assumptions used were as follows:

	December 31
	2018	2019
Interest rate weighted average	3.29%	2.33%
Inflation rate weighted average	1.62%	1.49%
Expected turnover rate	9%-56%	9%-56%
Future salary increases	1%-6%	1%-6%

The sensitivity of the defined benefit obligation to changes in the principal assumptions is:

	December 31, 2019
	NIS in millions
	Increase of 10% of the assumption	Decrease of 10% of the assumption
Interest rate	(0.6)	0.4
Expected turnover rate	0.1	(0.1)
Future salary increases	0.5	(0.4)

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

Expected maturity analysis of undiscounted defined benefits as at December 31, 2019:

NIS in millions
2020	25
2021	22
2022	12
2023 and 2024	20
2025 and thereafter	84
163

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – COMMITMENTS

(1)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. For the years 2017, 2018 and 2019 the Company recorded expenses in a total amount of approximately NIS 63 million, NIS 76 million and NIS 79 million, respectively. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due. Commencing August 2016, the total amount of frequency fees of both the Company and Hot Mobile under the regulations are divided between the Company and Hot Mobile, through PHI ,according to the OPEX-CAPEX mechanism (see also note 9).

(2)	At December 31, 2019, the Group is committed to acquire property and equipment and software elements for approximately NIS 36 million.

(3)	At December 31, 2019, the Group is committed to acquire inventory in an amount of approximately NIS 136 million.

(4)	Right of Use (ROU)

The Group signed long-term agreements with service providers to receive indefeasible Rights of Use (ROU) of international capacities through submarine infrastructures (see note 12), most extendable until 2030. As of December 31, 2019, the Group is committed to pay for capacities over the following years an amount of NIS 153 million (excluding maintenance fees) as follows:

New Israeli Shekels in millions
2020	51
2021	49
2022	47
2023	6
153

In addition, under the terms of the ROU agreements, as of December 31, 2019 the Group is committed to pay annual maintenance fees during the usage period. The total aggregated expected maintenance fee for the years 2020 to 2023 is approximately NIS 23 million. Some payments under the ROU agreements are linked to the USD.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – COMMITMENTS (continued)

(5)	Liens and guarantees

As of December 31, 2019, the Group has provided bank guarantees in respect of licenses (see note 1(c)) in an amount of NIS 89 million, in addition to bank guarantees in favor of other parties in an aggregate amount of approximately NIS 22 million. Therefore, the total bank guarantees provided by the Group as of December 31, 2019 is NIS 111 million. In addition, the Company provided a guarantee to PHI's credit facility in an amount of NIS 50 million. PHI's credit facility is not used as at December 31, 2019 (see also notes 9 and 15).

(6)	Covenants and negative pledge – see note 15(6).

(7)	See note 15(4) with respect of notes payable issuance commitments.

(8)	Operating leases – see note 19.

(9)	See note 9 with respect to network sharing and PHI's commitments.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – LEASES

The Group leases the following assets (as a lessee) (see also notes 2(o) and 3):

(1)
Buildings: The Group leases its headquarter facilities in Rosh Ha-ayin, Israel, with a total of approximately 51,177 gross square meters (including parking lots). The lease term is until the end of 2024. The rental payments are linked to the Israeli CPI.

The Group also leases call centers, retail stores and service centers. The leases for each site have different lengths and specific terms. The lease agreements are for periods of two to ten years. The Group has options to extend some lease contract periods for up to twenty years (including the original lease periods). Substantially all of the rental payments are linked to the Israeli CPI and a few are linked to the dollar. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

(2)
Cell sites: Lease agreements in respect of cell sites and switching stations throughout Israel are for periods of two to ten years. The Company has an option to extend some of the lease contract periods for up to ten years (including the original lease periods). Substantially all of the rental payments are linked to the Israeli CPI and a few are linked to the dollar. Some of the extension options include an increase of the lease payment mostly in a range of 2%-10%. During 2018 and 2019 significant portion of cell sites were assigned to PHI.

(3)	Vehicles: The Group leases vehicles are for periods of up to three years. The rental payments are linked to the Israeli CPI.

The extension options are negotiated by management to provide flexibility in managing the leased asset portfolio and align with the Group's business needs. Management exercised judgment and generally determined that the extension options are reasonably certain to be exercised. Generally, the Group's obligations under its leases are secured by the lessor's title to the leased assets. Set out below are the carrying amounts of right of use assets and lease liabilities recognized and the movements during the year:

	New Israeli Shekels in millions
	Lease right of use asset			Lease liability
	Buildings	Cell sites	Vehicles
Balance as at January 1, 2019	252	362	42	683
Amortization charges	(41)	(78)	(27)
Accretion of interest				20
Non-cash movements	11	46	15	73
Lease payments (principal) cash outflow				(139)
Lease payments (interest) cash outflow				(20)
Balance as at December 31, 2019	222	330	30	617

Current				131
Non-Current	222	330	30	486

In 2017 and 2018 rent expenses in amounts of NIS 178 million and NIS 169 million respectively were recorded according to the previous accounting policy under IAS 17.

See note 6(a)(4) for maturity analysis of undiscounted lease liability as of December 31, 2019.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – LEASES (continued)

Non-cancelable minimum operating lease rentals (undiscounted) in respect of the Company's leases were payable including option periods which are reasonably certain in previous years according to the previous accounting policy under IAS 17:

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

Total provision recorded in the financial statements in respect of all lawsuits against the Group amounted to NIS 42 million at December 31, 2019.

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

Described hereunder are the outstanding consumer class actions and motions for the recognition of these lawsuits as class actions, detailed according to the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	17	430
NIS 101 - 400 million	4	1,050
NIS 401 million - NIS 1 billion	2	1,405
Unquantified claims	10	-
Total	33	2,885

With respect to five claims mentioned in the table above in a total amount of NIS 104 million, the parties filed requests to approve settlement agreements.

With respect to six additional claims, the court approved settlement agreements and withdrawals. Provision regarding these claims is included in the above-mentioned provision.

With respect to four claims mentioned above, the court approved these claims as class actions:

1.
On September 7, 2010, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner unlawfully charged its customers for services of various content providers which are sent through text messages (SMS). The total amount claimed from Partner was estimated by the plaintiffs to be approximately NIS 405 million. The claim was certified as a class action in December 2016. In January 2017, the plaintiffs filed an appeal to the Supreme Court, regarding the definition of the group of customers. In November 2018, the Supreme Court dismissed the appeal and the claim was reverted back to the District Court. In February 2020 a settlement agreement was filed for the Court's approval in an immaterial amount. Partner estimates that even if the claim will be decided in favor of the approved group of customers (as defined by the District Court), the damages that Partner will be required to pay will be immaterial.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

A.	Claims (continued)

1.	Consumer claims (continued)

2.
On April 3, 2012, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner breached its license conditions in connection with benefits provided to customers that purchased handsets from third parties. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 22 million. In September 2014, the Court approved the motion and recognized the lawsuit as a class action. In July 2017, the parties filed a request to the Court to approve a settlement agreement. In December 2019, the Court approved the settlement agreement which Partner is currently implementing. The damages that Partner is required to pay are immaterial.

3.
On November 12, 2015, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner required their customers to purchase a router and/or a call adaptor and/or terminal equipment as a condition for using its fixed-line telephony services, an action which would not be in accordance with the provisions of its licenses. The total amount claimed against Partner is estimated by the plaintiff to be approximately NIS 116 million. In February 2019, the Court approved the request to certify the claim as a class action with certain changes. In March 2019, Partner filed an appeal of this decision. In February 2020, the Supreme Court dismissed the appeal request that was filed and the claim was reverted back to the District Court. Partner estimates that even if the claim will be decided in favor of the approved group of customers, the damages that Partner will be required to pay will be immaterial.

4.
On November 12, 2015, a claim and a motion to certify the claim as a class action were filed against 012 Smile. The claim alleges that 012 Smile required their customers to purchase a router and/or a call adaptor and/or terminal equipment as a condition for using its fixed-line telephony services, an action which would not be in accordance with the provisions of its licenses. The total amount claimed against 012 Smile is estimated by the plaintiff to be approximately NIS 64 million. In February 2019, the Court approved the request to certify the claim as a class action with certain changes. In March 2019, the Company filed an appeal of this decision. In February 2020, the Supreme Court dismissed the appeal request that was filed and the claim was reverted back to the District Court. The Company estimates that even if the claim will be decided in favor of the approved group of customers, the damages that the Company will be required to pay will be immaterial.

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

In 2019 Partner completed its obligations in accordance with the settlement agreement. The damages that Partner was required to pay were immaterial.

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

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators. This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36. Between January 3, 2006 and December 31, 2019 the Company provided the local authorities with 459 indemnification letters as a pre-condition for obtaining building permits.

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

As of December 31, 2019 a total of 8,275,837 treasury shares remained, of which 1,247,583 were allocated to a trustee on behalf of the employees under the plan. The RSAs offered under the plan are under the control of the Company until vested under the plan and therefore are not presented in the financial statements as outstanding shares until vested.

In June 2017, the Company issued 10,178,211 shares of the Company to the public and to institutional investors, following a tender under a shelf offering, and by way of a private placement. The total net consideration received was approximately NIS 190 million. The offering expenses totaled NIS 7 million.

In January 2020, the Company issued 19,330,183 shares of the Company to institutional investors, following a tender under a shelf offering, and by way of a private placement. The total net consideration received was approximately NIS 276 million. The offering expenses totaled NIS 10 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – EQUITY AND SHARE BASED PAYMENTS (continued)

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

The total number of Company's shares reserved for issuance upon exercise of all options or upon the earning of the restricted shares granted under the Plan is 26,917,000, of which 7,442,763 remained ungranted as of December 31, 2019. The vesting of the options and the earning of the restricted shares are subject to vesting/restriction periods. The vesting of the options and the earning of the restricted shares granted after June 2014 are also subject to performance conditions set by the Company's organs. The Company expects that the performance conditions will be met. The Plan's principal terms of the options include:

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

(2)	Information in respect of options and restricted shares granted under the Plan:

	Through December 31, 2019
	Number of options	Number of RSAs
Granted	35,072,795	5,509,554
Shares issued upon exercises and vesting	(6,528,031)	(2,695,053)
Cancelled upon net exercises, expiration
and forfeitures	(19,524,075)	(1,584,037)
Outstanding	9,020,689	1,230,464
Of which:
Exercisable	5,623,921
Vest in 2020	1,632,797	678,379
Vest in 2021	1,145,182	371,076
Vest in 2022	618,789	181,009

As of December 31, 2019 the Company expects to record a total amount of compensation expenses of approximately NIS 14 million during the next three years with respect to options and restricted shares granted through December 31, 2019.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

 b.      Share based compensation to employees (continued)

(3)	Options and RSAs status summary as of December 31, 2017, 2018 and 2019 and the changes therein during the years ended on those dates:

	Year ended December 31
	2017		2018		2019
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Share Options:		NIS		NIS		NIS
Outstanding at the beginning of the year	11,285,901	29.14	8,708,483	29.67	9,697,266	28.19
Granted during the year	1,201,358	19.45	2,536,362	18.59	1,232,226	16.21
Exercised during the year	(1,906,991)	17.38	(778,616)	17.11	(70,824)	16.62
Forfeited during the year	(988,566)	22.91	(307,055)	18.79	(235,150)	18.74
Expired during the year	(883,219)	43.10	(461,908)	28.17	(1,602,829)	46.64
Outstanding at the end of the year	8,708,483	29.67	9,697,266	28.19	9,020,689	23.62
Exercisable at the end of the year	5,190,586	36.66	6,266,965	33.39	5,623,921	27.11
Shares issued during the year due exercises	319,259		94,276		3,166

RSAs:
Outstanding at the beginning of the year	1,955,414		1,344,297		1,209,521
Granted during the year	507,146		813,310		397,476
Vested during the year	(753,106)		(791,796)		(284,427)
Forfeited during the year	(365,157)		(156,290)		(92,106)
Outstanding at the end of the year	1,344,297		1,209,521		1,230,464

	Options granted in 2017	Options granted in 2018	Options granted in 2019
Weighted average fair value of options granted using the
Black & Scholes option-pricing model – per option (NIS)	5.43	4.36	3.34
The above fair value is estimated on the grant date based on the following weighted average assumptions:
Expected volatility	37.6%	34.14%	33.52%
Risk-free interest rate	0.53%	0.79%	0.57%
Expected life (years)	3	3.16	3
Dividend yield	*	*	*

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees (continued)

 (4)   Information about outstanding options by expiry dates:

Share options outstanding as of December 31, 2019 have the following expiry dates and exercise prices:

Expire in	Number of share options	Weighted average exercise price in NIS
2020	2,218,316	37.35
2021	1,828,653	20.27
2022	607,657	23.50
2023	728,040	19.40
2024	2,405,797	18.60
2025	1,232,226	16.21
	9,020,689	23.62

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – INCOME STATEMENT DETAILS

  (a)     Revenues:

The aggregate amount of transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied as of December 31, 2019, in addition to deferred revenues (see table below), is approximately NIS 183 million (mainly services). Of which the Group expects that approximately 31% will be recognized as revenue during 2020, approximately 17% will be recognized as revenue during 2021, and the rest in later years. The above excludes contracts that are for periods of one year or less or are billed based on time incurred, as permitted under IFRS 15 the transaction price allocated to these unsatisfied contracts is not disclosed.

The table below describes significant changes in contract liabilities:

	New Israeli Shekels in millions
	Deferred revenues from Hot mobile *	Other deferred revenues*
Balance at January 1, 2018	195	46
Revenue recognized that was included in the contract liability balance at the beginning of the year	(31)	(21)
Increases due to cash received, excluding amounts recognized as revenues during the year	-	20
Balance at December 31, 2018	164	45
Revenue recognized that was included in the contract liability balance at the beginning of the year	(31)	(19)
Increases due to cash received, excluding amounts recognized as revenues during the year	-	27
Balance at December 31, 2019	133	53

* Current and non-current deferred revenues.

Disaggregation of revenues:

	Year ended December 31, 2019 New Israeli Shekels in millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services to private customers	990	513	(87)	1,416
Segment revenue - Services to business customers	808	412	(76)	1,144
Segment revenue - Services revenue total	1,798	925	(163)	2,560
Segment revenue - Equipment	571	103		674
Total Revenues	2,369	1,028	(163)	3,234

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – INCOME STATEMENT DETAILS (continued)

	Year ended December 31, 2018 New Israeli Shekels in millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services to private customers	1,045	418	(95)	1,368
Segment revenue - Services to business customers	798	434	(76)	1,156
Segment revenue - Services revenue total	1,843	852	(171)	2,524
Segment revenue - Equipment	643	92		735
Total Revenues	2,486	944	(171)	3,259

	Year ended December 31, 2017 New Israeli Shekels in millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services to private customers	1,126	320	(98)	1,348
Segment revenue - Services to business customers	852	457	(75)	1,234
Segment revenue - Services revenue total	1,978	777	(173)	2,582
Segment revenue - Equipment	610	76		686
Total Revenues	2,588	853	(173)	3,268

Revenues from services are recognized over time. For the years 2017, 2018 and 2019 revenues from equipment are recognized at a point of time, except for NIS 11 million, NIS 16 million and NIS 17 million, respectively, which were recognized over time. Revenues from equipment for the years 2017, 2018 and 2019 include revenues from operating leases according to IAS 17 and IFRS 16, in an amount of NIS 11 million, NIS 16 million and NIS 17 million, respectively.

Revenues from services for the years 2017, 2018 and 2019 include revenues from operating leases according to IAS17 and IFRS 16 in an amount of NIS 10 million, NIS 37 million and NIS 57 million, respectively. See also note 7 with respect to payment terms of sales of equipment, trade receivables and allowance for expected credit losses.

(b) Cost of revenues	New Israeli Shekels
	Year ended December 31,
	2017	2018	2019
	In millions
Transmission, communication and content providers	738	742	746
Cost of equipment and accessories	519	543	500
Depreciation and amortization	477	457	603
Wages, employee benefits expenses and car maintenance	293	310	312
Costs of handling, replacing or repairing equipment	75	73	71
Operating lease, rent and overhead expenses	184	184	73
Network and cable maintenance	97	109	99
Internet infrastructure and service providers	95	143	173
IT support and other operating expenses	61	56	57
Amortization of deferred expenses - rights of use	40	47	28
Other	48	36	45
Total cost of revenues	2,627	2,700	2,707

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – INCOME STATEMENT DETAILS (continued)

(c) Selling and marketing expenses	New Israeli Shekels
	Year ended December 31,
	2017	2018	2019
	In millions
Wages, employee benefits expenses and car maintenance	106	111	102
Advertising and marketing	44	46	44
Selling commissions, net	29	27	28
Depreciation and amortization	54	77	106
Operating lease, rent and overhead expenses	23	19	4
Other	13	13	17
Total selling and marketing expenses	269	293	301

(d) General and administrative expenses	New Israeli Shekels
	Year ended December 31,
	2017	2018	2019
	In millions
Wages, employee benefits expenses and car maintenance	79	76	85
Professional fees	22	21	21
Credit card and other commissions	14	14	13
Depreciation	9	11	14
Other	20	26	16
Total general and administrative expenses	144	148	149

(e) Employee benefit expense	New Israeli Shekels
	Year ended December 31,
	2017	2018	2019
	In millions
Wages, employee benefits expenses and car maintenance,
before capitalization	503	543	543
Less: expenses capitalized (notes 10, 11)	(77)	(92)	(96)
Service costs: defined benefit plan (note 16(2))	15	11	12
Service costs: defined contribution plan (note 16(1))	17	20	23
Employee share based compensation expenses (note 21(b))	20	15	17
	478	497	499

In March 2019 the Company signed a new collective employment agreement with the employees' representatives and the Histadrut New General Labor Organization (hereinafter - the "Parties") that includes an economic chapter, for the years 2019-2021 ("the Collective Employment Agreement"). The Collective Employment Agreement grants Partner employees, among other things: an immediate salary increase for employees with a seniority of 1.5 years or more; an additional salary increase contingent upon the Company's performance; sharing of the Company's profits and the terms of eligibility for these grants in the years 2019-2021. In addition, the Parties negotiated a salary increase mechanism for the year 2020 and will renegotiate another increase for the year 2021 towards the end of the year 2020.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 – OTHER INCOME, NET

	New Israeli Shekels Year ended December 31,
	2017	2018	2019
	In millions
Unwinding of trade receivables	27	25	23
Other income, net	4	3	5
	31	28	28

NOTE 24 – FINANCE COSTS, NET

	New Israeli Shekels
	Year ended December 31,
	2017	2018	2019
	In millions
Net foreign exchange rate gains	2	*	4
Interest income from cash, cash equivalents and deposits	2	2	3
Finance income	4	2	7

Interest expenses	171	47	40
CPI linkage expenses	4	3	*
Interest for lease liabilities			20
Finance charges for financial liability			9
Other finance costs	9	5	6
Finance expenses	184	55	75
	180	53	68

* Representing an amount of less than 1 million

NOTE 25 – INCOME TAX EXPENSES

a.	Corporate income tax rates applicable to the Group

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 - INCOME TAX EXPENSES (continued)

b. Deferred income taxes

Balances of deferred tax asset (liability) in NIS millions are attributable to the following items:

Balance of deferred tax asset (liability) in respect of	As at January 1, 2017	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2017	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2018	Charged to the income statement	Charged to other comprehensive income	Charged to retained earnings upon implementation of IFRS 16	As at December 31, 2019
Allowance for credit losses	45	*		45	(2)		43	(4)			39
Provisions for employee rights	14	*	1	15	2	*	17	1	*		18
Depreciable fixed assets and software	(35)	8		(27)	8		(19)	8			(11)
Lease - Right-of-use assets	-			-			-	17		(151)	(134)
Leases liabilities	-			-			-	(15)		157	142
Intangibles, deferred expenses and carry forward losses	9	7		16	(24)		(8)	(11)			(19)
Options granted to employees	6	*		6	(1)		5	1			6
Other	2	(2)		*	*		*	*			*
Total	41	13	1	55	(17)	*	38	(3)	*	6	41
* Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 - INCOME TAX EXPENSES (continued)

  b.      Deferred income taxes (continued)

	New Israeli Shekels
	December 31,
	2018	2019
	In millions
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	69	173
Deferred tax assets to be recovered within 12 months	52	85
	121	258
Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	64	164
Deferred tax liabilities to be recovered within 12 months	19	53
	83	217
Deferred tax assets, net	38	41

c.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see (a) above), and the actual tax expense:

	New Israeli Shekels
	Year ended December 31,
	2017	2018	2019
	In millions
Profit before taxes on income,
as reported in the income statements	135	63	19
Theoretical tax expense	32	14	4
Increase in tax resulting from disallowable deductions	8	9	5
Taxes on income in respect of previous years	(10)	(15)	(7)
Temporary differences and tax losses for which no deferred income
tax asset was recognized	(9)	(1)	(2)
Income tax expenses	21	7	*

 * Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25-  INCOME TAX EXPENSES (continued)

d.	Taxes on income included in the income statements:

	New Israeli Shekels
	Year ended December 31,
	2017	2018	2019
	In millions
For the reported year:
Current	44	6	3
Deferred, see (c) above	(4)	17	4
In respect of previous year:
Current	(10)	(15)	(7)
Deferred, see (c) above	(9)	(1)
	21	7	*

* Representing an amount of less than NIS 1 million.

e.	Tax assessments:

1)	In 2017, the Company received final income tax assessments for the years 2014 and 2015.

2)	In 2018, a Group's subsidiary received final income tax assessments for the years 2013 through 2016.

3)	As a general rule, income tax self-assessments filed by two other subsidiaries through the year ended December 31, 2014 are, by law, now regarded as final.

f.	Tax losses carried forward to future years:

At December 31, 2019, the Company had carry forward tax losses of approximately NIS 92 million. The losses can be carried forward indefinitely and have no expiry date. The Company recognized deferred tax asset regarding the tax losses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Key management compensation

  Key management personnel are the senior management of the Company and the members of the Company's Board of Directors.

	New Israeli Shekels
	Year ended December 31
	2017	2018	2019
Key management compensation expenses comprised	In millions
Salaries and short-term employee benefits	21	22	27
Long term employment benefits	3	3	3
Employee share-based compensation
expenses	11	9	12
	35	34	42

	New Israeli Shekels
	December 31,
	2018	2019
Statement of financial position items - key management	In millions
Current liabilities:	9	10
Non-current liabilities:	10	10

b.	In the ordinary course of business, key management or their relatives may have engaged with the Company with immaterial transactions that are under normal market conditions.

c.
Principal shareholder: S.B. Israel Telecom, an affiliate of Saban Capital Group LLC, a private investment firm, based in Los Angeles, California, specializing in the media, entertainment and communications industries, is the registered owner of the shares in the Company’s share register. On November 11, 2019, S.B. Israel Telecom filed an amendment to its Schedule 13D with the SEC stating that it had no sole or shared voting or dispositive power over any shares of the Company, and that as a result of the Receiver Appointment (as defined in the filed amendment), as of November 12, 2019, the Reporting Persons (as defined in the filed amendment) ceased to beneficially own any ordinary shares of the Company. On November 12, 2019, the District Court of Tel Aviv ("the Court") issued a court order ("the Court Order") under which attorney Ehud Sol (the “Receiver") was appointed as receiver for 49,862,800 of the Company's shares, representing as of March 1, 2020, approximately 27.16% of our issued and outstanding share capital and the largest block of shares held by a single shareholder. The shares (the “Pledged Shares”) had been purchased by S.B. Israel Telecom Ltd. ("S.B. Israel Telecom") from Advent Investments Pte Ltd (“Advent”) in 2013; in connection with the purchase, S.B. Israel Telecom assumed certain debt owed to Advent, and agreed that such debt would be secured by, among other things, the Pledged Shares. S.B. Israel Telecom defaulted on the payment, and on November 11, 2019, consented to enforcement and foreclosure proceedings with respect to the Pledged Shares.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

The Court Order was issued due to an application filed by Advent ("Advent's Application") and granted the Receiver substantial rights related to the Pledged Shares, including the right to participate in our shareholders’ meetings, to vote the Pledged Shares, to receive dividends, and any contractual right related to the Pledged Shares, although as noted below, the Receiver may not sell or transfer the Pledged Shares without the Court’s approval.  Without derogating from those rights of the Receiver, S.B. Israel Telecom remains the holder of legal title to the Pledged Shares. On December 9, 2019, the Ministry of Communications granted, within its powers, a permit to the Receiver to exercise means of control of the Company by himself.  As a result, the Receiver has the power to substantially influence the nomination of the Company’s Board of Directors and to play a preponderant if not decisive role in other decisions taken at meetings of our shareholders.  For example, to the extent that the Company's discussions with Hot Telecom result in the entry into the Proposed Transaction, the Receiver would have the power to block approval of the Proposed Transaction, which requires approval by holders of at least 75% of the Company’s shares, since the Receiver has the right to vote over 27% of the shares. The Receiver is expected to hold such rights until the Pledged Shares are sold or transferred to Advent, actions that would require the Court’s approval according to the Court Order and Advent's Application. S.B. Israel Telecom has agreed that it will not raise an objection to such a transfer to Advent if it occurs within 9 months of November 11, 2019, the date of its consent; following such period, S.B. Israel Telecom may object to such transfer, particularly if it believes that the value of the Pledged Shares as of the proposed transfer date exceeds the amount of its defaulted debt to Advent. The Receiver is to exercise the rights associated with the Pledged Shares based on its judgment and subject to the Court’s orders and approvals. The Receiver is not obligated to exercise such rights in the best interests of the Company or its shareholders.

d.
Holdings of approved Israeli shareholders in the Company: The provisions of the Company's cellular license require, among others, that the "founding shareholders or their approved substitutes", as defined in the cellular license, hold at least 26% of the means of control in the Company, including 5% which must be held by Israeli shareholders (Israeli citizens and residents), who were approved as such by the Minister of Communications. The controlling stake of the Phoenix Group (One of the Company’s approved Israeli shareholders) has been sold to foreign entities. On November 12, 2019, the Israeli Ministry of Communications issued a temporary order (ending on November 1, 2020) amending the Company’s cellular license and reducing the percentage that the approved Israeli shareholders are required to hold by the amount of shares now held by the foreign entities (from 5% down to 3.82% of the means of control in the Company). This temporary order will allow the Ministry and the Company to resolve the issue of holdings of approved Israeli shareholders in the Company until the temporary order expires.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 –EARNINGS PER SHARE

Following are data relating to the profit and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31,
	2017	2018	2019
Profit used for the computation of
basic and diluted EPS attributable to the owners of the Company (NIS in millions)	114	57	19

Weighted average number of shares used
in computation of basic EPS (in thousands)	162,733	165,979	162,831

Add - net additional shares from assumed
exercise of employee stock options and restricted
shared (in thousands)	1,804	983	777

Weighted average number of shares used in
computation of diluted EPS (in thousands)	164,537	166,962	163,608

Number of options and restricted shares not taken into
account in computation of diluted earnings per share,
because of their anti-dilutive effect (in thousands)	5,650	9,609	8,952

NOTE 28 – SUBSEQUENT EVENT – CORONAVIRUS DISEASE COVID-19

From March 2020, the novel coronavirus disease COVID-19 began to have a harmful effect on our business, revenues and results from operations. In particular, the significant fall in the volume of international travel by our customers has begun to cause a decrease in revenues from roaming services, and the closure of shopping malls and changes in general consumer behavior have begun to affect the volume of sales of equipment.

As of the date of approval of these financial statements, the impact has been limited, since the crisis only began at the beginning of March 2020.  In addition, the impact has been mitigated by a number of actions taken by the Company, including cutting costs and sending a large quantity of employees on unpaid leave. However, should these trends continue, this may have a material harmful effect on our results of operations and financial position for 2020.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29 – SUBSEQUENT EVENT – OFFER TO BUY 100% OF SHARE CAPITAL BY HOT TELECOMMUNICATION SYSTEMS LTD.

HOT Telecommunication Systems Ltd. and its controlling shareholder, Altice Europe N.V, (the "Potential Acquiror") have proposed to acquire 100% of the issued share capital of the Company (the "Proposed Transaction"). The Potential Transaction is the subject of discussions between the Company and the Potential Acquiror and entry into the Potential Transaction would require approval by the Board of Directors of the Company.