Form 20-F
period 2020-12-31
PARTNER COMMUNICATIONS CO LTD
filed 2021-03-25
CIK 1096691

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
ANNUAL REPORT
FILED PURSUANT TO SECTION 12, 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

As filed with the Securities and Exchange Commission on March 25, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

ORDINARY SHARES OF NIS 0.01 EACH 182,826,973

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☐ `NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act 1934.

YES ☐ `NO ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

YES ☐ `NO ☒

INTRODUCTION

As used herein, references to “we,” “our,” “us,” the “Group,” “Partner” or the “Company” are references to Partner Communications Company Ltd. and (i) its wholly-owned subsidiaries, Partner Future Communications 2000 Ltd., Partner Land-Line Communications Solutions LP, Partner Business Communications Solutions LP, Get Cell Communication Products LP (formerly Partner Communication Products 2016 LP), 012 Smile Telecom Ltd. ("012 Smile"), (ii) 012 Smile's wholly-owned subsidiary, 012 Telecom Ltd., (iii) PHI (as defined below), and (iv)  Iconz Holdings Ltd., except as the context otherwise requires. Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner of each of the limited partnerships.

Pursuant to a 15-year Network Sharing Agreement that the Company entered into with HOT Mobile Ltd. ("HOT Mobile") in November 2013, the parties created a 50-50 limited partnership, P.H.I. Networks (2015) Limited Partnership ("PHI"). Starting January 1, 2019, we began to account for PHI as a joint operation. See “Item 4B.6 OUR NETWORK ”, "Item 5A.1d Network Sharing Agreement with HOT Mobile" and note 9 to our financial statements.

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

The Company currently provides telecommunications services in the following two segments: (1) cellular telecommunications services (“Cellular Services”) and (2) fixed-line communication services (“Fixed-Line Services”), which include: (a) Internet services including access to the internet through both fiber-optics and wholesale broadband access; internet services provider (“ISP”) services; internet Value Added Services (“VAS”) such as cyber protection, anti-virus and anti-spam filtering; and fixed-line voice communication services provided through Voice Over Broadband (“VOB”); (b) Business solutions including Session Initiation Protocol ("SIP") voice trunks and Network Termination Point Services ("NTP") – under which the Group supplies, installs, operates and maintains endpoint network equipment and solutions, including providing and installing equipment and cabling, within a subscriber's place of business or premises, hosting services, transmission services, Primary Rate Interface (“PRI”) and other fixed-line communications solution services; (c) International Long Distance services (“ILD”): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services; and (d) Television services over the Internet ("TV"). Sales of equipment include sales and leasing of telecommunications, audio-visual, and internet-related devices including cellular handsets, phones, tablets, laptops, modems, data cards, domestic routers, servers and related peripherals, equipment and integration projects. Unless the context indicates otherwise, expressions such as “our business,” “Partner’s business” and “the Company’s business” or “industry” refer to both Cellular and Fixed-Line Services.

In this document, references to “$,” “US$,” “US dollars,” “USD” and “dollars” are to United States dollars, and references to “NIS” and “shekels” are to New Israeli Shekels. We maintain our financial books and records in shekels. This Annual Report contains translations of NIS amounts into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this Annual Report as convenience translations could have been or could be converted from NIS into US dollars at these rates, at any particular rate or at all. The translations of NIS amounts into US dollars appearing throughout this Annual Report have been made at the exchange rate on December 31, 2020, of NIS 3.215 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

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

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

3A.          Selected Financial Data

Our consolidated financial statements for the years ended December 31, 2016, 2017, 2018, 2019 and 2020, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The tables below at and for the years ended December 31, 2016, 2017, 2018, 2019 and 2020 set forth selected consolidated financial data under IFRS. The audited consolidated financial statements at December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020, appear at the end of this report and have been audited by Kesselman & Kesselman, our independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited.

	Year ended December 31,
	2016	2017 **	2018 **	2019 ***	2020 ***	2020 ***
	New Israeli Shekels in millions (except per share data)					US$ in millions(1)
Consolidated Statement of Income Data

Revenues, net	3,544	3,268	3,259	3,234	3,189	992
Cost of revenues	2,924	2,627	2,700	2,707	2,664	829
Gross profit	620	641	559	527	525	163
Selling and marketing expenses	426	269	293	301	291	90
General and administrative expenses	181	144	148	149	145	45
Credit losses	82	52	30	18	23	7
Income with respect to Settlement agreement with Orange	217	108
Other income, net	45	31	28	28	30	9

Operating profit	193	315	116	87	96	30

Finance income	13	4	2	7	8	2
Finance expenses	118	184	55	75	77	24
Finance costs, net	105	180	53	68	69	22

Profit before income tax	88	135	63	19	27	8

Income tax expenses	36	21	7	*	10	3

Profit for the year	52	114	56	19	17	5

Earnings per ordinary share and per ADS

Basic:	0.33	0.70	0.34	0.12	0.09	0.03
Diluted:	0.33	0.69	0.34	0.12	0.09	0.03

Weighted average number of shares outstanding (in thousands)

Basic:	156,268	162,733	165,979	162,831	182,331	182,331
Diluted (for calculation above):	158,096	164,537	166,962	163,608	183,188	183,188

(*)         Representing an amount of less than 1 million.

(**)      The results at and for the years ended December 31, 2017 and 2018, include the impact of the adoption of IFRS 15 with effect as of January 1, 2017. See "Item 5A.1h IFRS 15 Revenue from Contracts with Customers".

(***)   The results at and for the years ended December 31, 2019 and 2020 include the impact of the adoption of IFRS 15 with effect as of January 1, 2017; see “Item 5A.1h IFRS 15 Revenue from Contracts with Customers.", and also include the impact of the adoption of IFRS 16 with effect as of January 1, 2019; see “Item 5A.1i IFRS 16 Leases".

	Year ended December 31,
	2016	2017 *	2018 *	2019 **	2020 **	2020 **
	New Israeli Shekels in millions					US$ in millions(1)
Other Financial Data

Capital expenditures (2)	202	417	499	578	595	185

Adjusted EBITDA (3)	834	917	722	853	822	256

Statement of Cash Flow Data

Net cash provided by operating activities	945	973	625	837	786	244

Net cash used in investing activities	(639)	(72)	(351)	(1,181)	(581)	(180)

Net cash provided by (used in) financing activities	(516)	(750)	(725)	227	(128)	(40)

Financial Position Data (at year end)

Current assets	2,339	2,009	1,254	1,664	1,496	465

Non current assets	2,858	2,709	2,722	3,351	3,629	1,129

Lease - right of use (**)				582	663	206

Property and equipment	1,207	1,180	1,211	1,430	1,495	465

Intangible and other assets	793	697	617	538	521	162

Goodwill	407	407	407	407	407	127

Deferred income tax asset	41	55	38	41	29	9

Total assets	5,197	4,718	3,976	5,015	5,125	1,594

Current liabilities (4)	1,607	1,811	1,150	1,489	1,334	414

Non current liabilities (4)	2,479	1,473	1,420	2,109	2,068	644

Total liabilities	4,086	3,284	2,570	3,598	3,402	1,058

Total equity	1,111	1,434	1,406	1,417	1,723	536

Total liabilities and equity	5,197	4,718	3,976	5,015	5,125	1,594

(*)      The results at and for the years ended December 31, 2017 and 2018, include the impact of the adoption of IFRS 15 with effect as of January 1, 2017. See "Item 5A.1h IFRS 15 Revenue from Contracts with Customers".

(**)    The results at and for the years ended December 31, 2019 and 2020 include the impact of the adoption of IFRS 15 with effect as of January 1, 2017; see “Item 5A.1h IFRS 15 Revenue from Contracts with Customers.", and also include the impact of the adoption of IFRS 16 with effect as of January 1, 2019; see ““Item 5A.1i IFRS 16 Leases".

(1)
The NIS figures at December 31, 2020, and for the 12-month period then ended have been translated throughout this Annual Report into dollars using the representative exchange rate of the dollar at December 31, 2020 (USD 1 = NIS 3.215). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars. See also “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

(2)	Capital Expenditures represent additions to property and equipment (see note 10 to our consolidated financial statements) and intangible assets (see note 11 to our consolidated financial statements).

(3)
Adjusted EBITDA as reviewed by the Chief Operating Decision Maker (CODM) represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share-based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share-based compensation and impairment charges.

(4)	See Note 15 to the consolidated financial statements for information regarding long-term liabilities and current maturities of long-term borrowings and notes payable.

The tables below at and for the years ended December 31, 2016, 2017, 2018, 2019 and 2020, set forth a reconciliation between Profit and Adjusted EBITDA.

	Year ended December 31,
	2016	2017 **	2018 **	2019 ***	2020 ***	2020 ***
	New Israeli Shekels in millions					US$ in millions (1)

Reconciliation Between Profit and Adjusted EBITDA
Profit	52	114	56	19	17	5
Depreciation and amortization expenses	595	580	592	751	714	222
Finance costs, net	105	180	53	68	69	22
Income tax expenses	36	21	7	*	10	3
Other (****)	46	22	14	15	12	4
Adjusted EBITDA (2)	834	917	722	853	822	256

(*)        Representing an amount of less than 1 million.

(**)     The results at and for the years ended December 31, 2017 and 2018, include the impact of the adoption of IFRS 15 with effect as of January 1, 2017. See "Item 5A.1h IFRS 15 Revenue from Contracts with Customers".

(***)   The results at and for the years ended December 31, 2019 and 2020 include the impact of the adoption of IFRS 15 with effect as of January 1, 2017; see “Item 5A.1h IFRS 15 Revenue from Contracts with Customers.", and also include the impact of the adoption of IFRS 16 with effect as of January 1, 2019; see ““Item 5A.1i IFRS 16 Leases".

 (****) Mainly amortization of employee share-based compensation.

(1)
The translations of NIS amounts into US dollars appearing throughout this Annual Report have been made at the exchange rate on December 31, 2020, of NIS 3.215 = US$1.00 as published by the Bank of Israel, unless otherwise specified. See “Item 3A. Key Information – Selected Financial Data – Exchange Rate Data”.

(2)
Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share-based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share-based compensation and impairment charges.

	At December 31,
	2018	2019	2020

Cellular Industry Data

Estimated population of Israel (in millions) (1)	9.0	9.1	9.3
Estimated Israeli cellular telephone subscribers (in millions) (2)	10.6	10.6	10.4
Estimated Israeli cellular telephone penetration (3)	118%	116%	112%

	Year ended December 31,
	2016	2017	2018	2019	2020

Company's Data
Cellular subscribers (000’s) (at period end) (4) (5)	2,686	2,662	2,646	2,657	2,836
Pre-paid cellular subscribers (000’s) (at period end) (4)	445	354	285	291	341
Post-paid cellular subscribers (000’s) (at period end) (4)	2,241	2,308	2,361	2,366	2,495
Share of total Israeli cellular subscribers (at period end) (5)	26%	25%	25%	25%	27%
Average monthly revenue per cellular subscriber including roaming (“ARPU”) (NIS) (6)	65	62	58	57	51
Churn rate for cellular subscribers (7)	40%	38%	35%	31%	30%
TV subscribers (000’s) (at period end) (8)		43	122	188	232
Infrastructure-based internet subscribers (000’s) (at period end) (9)				268	329
Fiber-optic subscribers (000’s) (at period end) (10)				76	139
Homes Connected (HC) to the fiber-optic infrastructure (000’s) (at period end) (11)				324	465
Estimated cellular coverage of Israeli population (at period end) (12)	99%	99%	99%	99%	99%
Number of employees (full time equivalent) (at period end) (13)	2,686	2,797	2,782	2,834	2,655

(1)	The population estimates are as published by the Central Bureau of Statistics in Israel as of December 31, 2020.

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

(9)
Infrastructure-based internet subscribers – active subscribers to an end-to-end service including both infrastructure (either through the wholesale market on Bezeq/Hot infrastructure and or through Partner's fiber-optic infrastructure) and access to the internet.

(10)	Fiber-optic subscribers – active subscribers to an end-to-end service including both Partner’s fiber-optic infrastructure and access to the internet.

(11)	Homes Connected (HC) to the fiber-optic infrastructure – The total number of residential households within buildings connected to Partner's fiber-optic infrastructure.

(12)
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

(13)
A full-time employee is contracted to work a standard 182 hours per month. Part-time employees are converted to full-time equivalents by dividing their contracted hours per month by the full-time standard. The result is added to the number of full-time employees to determine the number of employees on a full-time equivalent basis. Starting in 2019, the number of full-time employees also includes the number of full-time employees of PHI on a proportional basis of Partner's share in the subsidiary (50%). See also "Item 6D Employees".

Exchange Rate Data

On December 31, 2020, the exchange rate was NIS 3.215 per US$1.00 as published by the Bank of Israel. Changes in the exchange rate between the shekel and the US dollar could materially affect our financial results.

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

3D.1a          If the structural separation provisions which apply to Bezeq are not enforced or are removed (in part or in whole) before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations.

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

On June 30, 2020, the Ministry of Communications ("MoC") published the report of the inter-departmental team (“the Team”) tasked with examining the structural separation provisions applicable to the Bezeq and Hot Telecom LP ("HOT Telecom") groups. The Team found that the time is not yet ripe for the total removal of structural separation provisions in the Bezeq group. The Team’s MoC members stated that the current provisions applicable to Bezeq have been effective thus far and cancelling them would severely harm competition and the welfare of consumers.

However, the Team found that it is possible to make certain changes in the overall regulation that could potentially improve the service provided to the public and which will influence the structural separation provision applicable to Bezeq. Within this scope, the Team has recommended that the Minister of Communications consider changing the current separation in Israel between the infrastructure service and ISP service.

Following this recommendation, the MoC published a hearing regarding a reform in the structure of the Internet market. The hearing was aimed at ending the separation between the infrastructure service and the ISP service, thus allowing Bezeq and Hot Telecom to market a unified product (comprised of both infrastructure and ISP components). This proposed reform will not apply to broadband services to business subscribers. According to the hearing document, the proposed reform will enter into force on January 1, 2022, allowing ISPs to prepare for the change in the structure of this market. The Company has filed its position regarding this hearing. The Company agrees with the consumer benefits of a unified service but has argued that Bezeq and HOT Telecom should not be allowed to market this service themselves, but rather through their subsidiaries (which would purchase the infrastructure component from Bezeq and HOT at the same prices and terms as all other competitors). If the MoC allows Bezeq itself to market a unified service (as opposed to such marketing by its subsidiaries), it may be able to offer bundled services more effectively than we, and thereby gain a competitive advantage which could adversely affect our results of operations.

Furthermore, if the MoC removes the structural separation provisions applicable to Bezeq altogether, before we have firmly established ourselves in the fixed-line telecommunications services market (in both fixed-line telephony, passive infrastructures and broadband) and the multi-channel TV market, Bezeq may be able to offer bundled services more effectively than we, and thereby gain a competitive advantage which could adversely affect our results of operations.

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

The MoC might prevent us from using some of our existing spectrum, may limit our ability to use such spectrum (whether by demanding we share such use with others or placing other limits on such use) or may fail to respond to our demands for the allocation of additional spectrum or for the refarming of our existing spectrum (the conversion of existing frequencies to a different technology). The MoC might also require us to cease use of certain bands and require us to shift to other bands, which may involve investment in new radio infrastructure.

The MOC has recently stated, as part of its consultation regarding the shutdown of 2G and 3G networks, that it may terminate the use of the spectrum awarded to us and which is currently used for 2G and 3G. We strongly oppose such moves. For further details see "Item 4B.12e - x Hearings and Examinations - Hearing regarding a proposed framework for the shutdown of 2G and 3G cellular networks".

  Such actions may interfere with our ability to effectively manage our licensed spectrum, reduce our ability to adequately provide services to our subscribers, increase our costs due to evacuation of such spectrum and place us at a competitive disadvantage. These possible eventualities may adversely affect our business and results of operations.

3D.1c          If the Ministry of Communications fails to enforce its fixed-line wholesale market reforms on Bezeq and HOT Telecom, fails to lower the wholesale price for use of their fixed-line networks, or fails to prevent Bezeq or HOT Telecom from lowering their retail prices for fixed-line services (to the point of not allowing the necessary margin for its competitors in this segment), our business and results of operations may be materially adversely affected.

In the past, the MoC has failed to enforce its fixed-line wholesale market reforms ("Wholesale Market Reform") on Bezeq and HOT Telecom, the two largest fixed-line infrastructure operators in Israel.  If the MoC fails to enforce the most important components of its wholesale market reform, or if it rolls back (partially or in-whole), or fails to enforce, its decisions regarding wholesale access to Bezeq and HOT Telecom's networks, or adopts other regulation unfavorable to companies, such as Partner, which must rely on the two wholesale suppliers for access to their fixed line networks, such actions may negatively affect our business and results of operations.

In September 2020, Bezeq announced that it intends to launch its Fiber to the Home (FTTH) infrastructure service, which they commercially launched in March 2021. In anticipation of this launch, on August 25, 2020, the MoC published its decision regarding the maximum tariff that Bezeq will be allowed to charge for access to the wholesale BSA (Bitstream Access) service provided over Bezeq's fiber-optic network. If the Ministry fails to effectively enforce Bezeq’s obligation to offer the wholesale BSA service on its fiber-optic network before the launch of Bezeq’s retail service, this might provide Bezeq with an unfair competitive advantage, thus adversely affecting our business and results of operations.

The wholesale tariffs for the BSA services on Bezeq and HOT Telecom's existing networks are set by the MoC. If the MoC fails to update and lower these tariffs in accordance with relevant developments, this may adversely affect our business and results of operations. See "Item 4B.12e Regulatory Developments".

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

3D.1d          The Ministry of Communications has indicated its intention to reduce or cancel interconnection charges, which would negatively affect our income.

An MoC economic opinion published in February 2013, included a recommendation for a further reduction of cellular call and SMS interconnect tariffs towards the end of 2016. Such a reduction may negatively affect our business and results of operations. In February 2017, the MoC notified the cellular companies that due to other priorities, it did not intend to pursue this task at that time. An additional economic opinion commissioned by the MoC has recommended that interconnection charges be cancelled.

3D.1e          New regulatory initiatives may continue to increase the regulatory burden and intensify competition, which could negatively affect our business and results of operations.

The implementation of the Telecommunications Law, 1982, ("Telecommunications Law"), the Wireless Telegraph Ordinance [New Version], 1972 (" Wireless Telegraph Ordinance") and other laws and regulations, as well as the provisions of our licenses, are all subject to interpretation and change. New laws, regulations or government policies, changes to current regulations, or a change to the interpretation thereof, may be adopted or implemented in a manner which damages our business and operating results. Such measures may include new limits on our ability to market our services, new safety and health related requirements, new limits on the construction and operation of cell towers, new requirements, standards, consumer protection provisions, privacy provisions, coverage term and other conditions or limits applicable to the services we provide. Such measures may negatively affect our business and results of operations. Furthermore, if such measures would benefit our competitors or are applied only to us (and not to our competitors), we may be placed at a competitive disadvantage. For information regarding the principal regulations and regulatory developments affecting our business, see "Item 4B.10e Regulatory Developments".

3D.1f          The State may impose regulations on TV content services provided over the Internet, which may negatively affect our business and results of operations.

The State (through the MoC and/or the Council for Cable and Satellite Broadcasting) may impose regulations on nascent TV content services which are provided over the Internet ("OTT") and which are currently unregulated. The MoC has published a draft bill which proposes that OTT services will be regulated in stages, according to annual income of the relevant operator (the “Draft Bill”). According to the Draft Bill, no regulation will be imposed on local OTT services with an annual income of less than NIS 350 million. Our annual income from local OTT services is not expected to exceed such a level in 2021.

In September 2020, the Minister of Communications appointed a new committee assigned with re-examining the overall regulatory regime applicable to the broadcasting segment in Israel (the “Folkman Committee”). In November 2020, the Folkman Committee published a consultation document which listed the topics which are due to be discussed by it. These included imposing regulation on OTT services (which may include local production quotas) and the regulation of sports content (including the possibility of requiring sports channels to allow all broadcasting platforms to access their content). The Company presented its position to the Folkman Committee and its sub-committee on sports broadcasts. The Folkman Committee was due to publish its recommendations by the end of January 2021, however to date it has not done so.

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

In May 2014, the Competition Commissioner resolved to approve the Network Sharing Agreement, subject to a number of conditions ("Competition Commissioner Approval") and in April 2015, the Ministry of Communications resolved to approve the Network Sharing Agreement, subject to a number of conditions as well ("MoU Approval").

However, the Network Sharing Agreement may terminate or expire prior to the lapse of the said 15-year period due to regulatory intervention in one of the following circumstances:

1)
Pursuant to the Competition Commissioner Approval - as of April 22, 2021, the Competition Commissioner will be entitled to notify Partner and HOT Mobile that the network sharing is terminated, if at that time the Competition Commissioner will be of the opinion that PHI or its activities may adversely affect competition, in which case the parties will be required to cease sharing the active part of the shared network within two years and the passive parts within five years from the Competition Commissioner's notice to that effect;

2)
In the event we are found to be in breach of any of the conditions set out in the Competition Commissioner Approval or in the MoU's Approval, the Competition Commissioner Approval or the MoU Approval might be terminated, which could create significant uncertainty as to the management of the shared radio access network;

3)
PHI is operating under a special license granted by the Ministry of Communications on August 9, 2015. The term of the license is 10 years from the grant thereof. If the term of the license will not be extended, we may not be able to continue sharing the network.

  If and when the network sharing will end, we will need to split the shared network with HOT Mobile and the resources, time and expense it may take to have our own network on a nation-wide coverage, may be substantial and could materially harm our business and results of operations at such time. See also "Item "3D.2l If the network sharing agreement entered into with HOT Mobile is unilaterally terminated by HOT Mobile earlier than we expect, we will be required to split the shared network with HOT Mobile and the resources, time and expense it may take us to have our own network in a nationwide coverage, would be substantial and could also materially harm our business and the results of operations at such time." and “Item 4B.8a Overview - Cellular Network Sharing Agreement”.

3D.1h         Data protection legislation and the evolving legal environment regarding privacy protection, which has imposed and may continue to impose a heavier regulatory burden on us, could negatively affect our business and results of operation.

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

If we fail or are unable to comply with applicable privacy and data security laws, regulations, self-regulatory requirements or industry guidelines, or our terms of use with our customers, we may be subject to penalties, fines, legal proceedings by governmental entities or other enforcement actions, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure, any of which could materially and adversely affect our business and our results of operations. See the claim alleging harm to customer privacy disclosed in "Item 8A.1 LEGAL AND ADMINISTRATIVE PROCEEDINGS".

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

We currently have several enforcement proceedings pending or in process. We may not always be successful in our defense, and should we be found in violation of these regulations, we and our management may be subject to civil or criminal penalties, including the loss of our operating license as well as administrative sanctions. All such enforcement measures may adversely affect our financial condition or results of operations.  For information regarding on-going litigation and legal proceedings, see “Item 8A.1 Legal and Administrative Proceedings”.

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

For the reasons described in further detail below, we have had difficulties obtaining some of the building permits required for the erection and operation of our network sites. As of December 31, 2020, less than 10% of our network sites were operating without local building permits or exemptions which, in our opinion, are applicable. In addition, some of our network sites are not built in full compliance with the applicable building permits.

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

Uncertainties regarding the validity of exemptions for wireless access devices. We have set up several hundred small communications devices, called wireless access devices, pursuant to a provision in the Telecommunications Law which exempts such devices from the need to obtain a building permit. A claim was raised that the exemption does not apply to cellular communications devices and the matter reached first instance courts a number of times, resulting in conflicting decisions. This claim is included in an application to certify a class action filed against the three principal Israeli cellular operators. In May 2008, a district court ruling adopted the position that the exemption does not apply to wireless access devices. We, as well as our competitors, filed a request to appeal this ruling to the Supreme Court. In May 2008, the Attorney General filed an opinion regarding this matter stating that the exemption does apply to wireless radio access devices under certain conditions. Two petitions were filed with the High Court of Justice in opposition to the Attorney General’s opinion. In October 2018, the Attorney General submitted a request to dismiss the petitions on the grounds that the matter of network sites has been regulated by regulations. In December 2018, the Supreme Court and the High Court of Justice dismissed the two petitions and accepted the appeal filed by us as well as our competitors against the district court ruling. See “Item 4B.10h Network Site Permits”. In December 2017, the Knesset Economics Committee discussed a new version of the regulations passed by the Minister of Finance in coordination with the other relevant government ministries. In May 2018, the Economics Committee approved the new regulations which were published in October 2018. According to the provisions of the regulations that were approved, in order to establish a new wireless access device, a short process of licensing is required before the committee engineer, which could constitute a significant obstacle to obtaining such approval. If approval is not obtained, or is substantially delayed, our network capacity and coverage would be negatively impacted, which could have an adverse effect on our revenue and results of operations.

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

3D.1k          We can only operate our business for as long as we have licenses from the Ministry of Communications.

We conduct our operations pursuant to licenses granted to us by the Ministry of Communications, which may be extended for additional periods upon our request to the Ministry of Communications and confirmation from the Ministry that we have met certain performance requirements. Our license was originally valid for a period of ten years (until April 2008), but has been extended until 2022; a further extension is currently pending with the MoC.  We cannot be certain that our licenses will not be revoked, will be extended when necessary, or, if extended, on what terms an extension may be granted.  See “Item 4B.12f Our Mobile Telephone License ”.

3D.1l          Our cellular telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. Ensuring compliance with these obligations and restrictions may be outside our control.  If the obligations or restrictions are not respected by our shareholders, we could be subject to significant monetary sanctions or lose our license.

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

Our general mobile telephone license requires that our "founding shareholders or their approved substitutes", as defined in the license, hold at least 26% of the means of control in the Company, including 5% which must be held by Israeli founding shareholders (Israeli citizens and residents), who were approved as such by the Minister of Communications. Notwithstanding the aforesaid, following the sale of the controlling stake of the Phoenix Group (one of the Company's approved Israeli founding shareholders) to foreign entities, on November 12, 2019, the MoC issued a temporary order (ending on November 1, 2020) (the “Temporary Order”) amending the above holding requirement in our License and reducing the percentage that the approved Israeli entities are required to hold from 5% to 3.82% of the means of control in the Company.

On July 7, 2020, the MoC published an amendment to our cellular license which provides that the license terms applicable to Israeli shareholders may be replaced by an order issued by virtue of the Communications Law (Telecommunications and Broadcasting), 1982. Since the regulatory procedure allowing the above-mentioned license amendment to take place was still ongoing at the time, on October 26, 2020, the MoC extended the term of its Temporary Order (extending its term to March 1, 2021). The temporary order allowed the MoC and the Company sufficient time in which to resolve the issue of holdings of approved Israeli shareholders in the Company. During February 2021, the regulatory procedure allowing the above-mentioned license amendment to take place has been completed.

 In 2006, our Israeli founding shareholders sold substantially all of their shares in the Company to Israeli institutional investors, who were approved as substitutes. Since then, there were additional share sales to Israeli institutional investors that were approved as substitutes by the Minister of Communications.

In addition, according to our license, no transfer or acquisition of 10% or more of any of such means of control, or the acquisition of control of our company, may be made without the consent of the Minister of Communications. Nevertheless, under certain licenses granted, directly or indirectly, to Partner, a notice to the Minister of Communications may be required for holding any means of control in Partner. Our license also restricts cross-ownership and cross-control among competing mobile telephone operators, including the ownership of 5% or more of the means of control of both our company and a competing operator, without the consent of the Minister of Communications, which may limit certain persons from acquiring our shares. Shareholdings in breach of these restrictions relating to transfers or acquisitions of means of control or control of Partner could result in the following consequences: the shares will be converted into “dormant” shares as defined in the Israeli Companies Law, 1999 (“Israeli Companies Law”), with no rights other than the right to receive dividends or other distributions to shareholders, and to participate in rights offerings until such time as the consent of the Minister of Communications has been obtained and our license may be revoked. In addition, under certain licenses of the Company’s subsidiaries, approval of, or notice to, the Minister of Communications may be required for holding of less than 5% of means of control. Because of this lack of consistency, Partner may be in breach of its licenses in this regard.

3D.2          RISKS RELATING TO OUR BUSINESS OPERATIONS

3D.2a          Largely as a result of substantial and continuing changes in our regulatory and business environment, our operating financial results, profitability and cash flows have declined significantly in recent years, including a loss for the year 2015.  In 2020 we earned profits of NIS 17 million (US$ 5 million) compared with profits of NIS 19 million for 2019 and over NIS 50 million for each of the years between 2016 and 2018. Should existing trends continue, our operating results may continue to decline in 2021 and possibly beyond, and may also result in losses, which would adversely affect our financial condition.

Our revenues in 2020 were NIS 3,189 million (US$ 992 million), a decrease of 1% from NIS 3,234 million in 2019; we recorded a profit in 2020 of NIS 17 million (US$5 million), compared with a profit of NIS 19 million in 2019 and of NIS 56 million in 2018. Net Cash provided by operating activities totaled NIS 786 million (US$244 million) in 2020 compared with NIS 837 million in 2019. The principal factor leading to the overall decline in operating results over the past several years has been the intense competition resulting largely from regulatory developments intended to enhance competition in the Israeli communications market, including both the cellular and fixed-line markets. These developments have caused, over the past several years, significant price erosion in cellular services due to heightened competition from new entrants in the Israeli cellular market, and increasing pressure on gross profits from equipment sales.

Should existing trends continue, these factors may continue to negatively impact our business through 2021 and possibly beyond, and may also result in losses. As a result, our financial condition would be adversely affected, thereby increasing the risk of a substantial impairment in the value of our telecommunications assets. See also “Item 5D.2 Outlook”.

3D.2b          Competition resulting from the full service offers by telecommunications groups and additional entrants into the telecommunications market, as well as other actual and potential changes in  the competitive environment and communications technologies, may continue to cause a further decrease in mobile and fixed-line service tariffs as well as an increase in subscriber acquisition and retention costs, and may reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations.

Competition in the cellular market. Over the past few years, the entrance of new operators and regulatory changes at the time of their entrance which removed portability barriers between cellular operators, combined with various benefits and leniencies awarded to them by the MoC, resulted in increased competition in the market and has continued to lead to high levels of portability of cellular subscribers between cellular operators, which has negatively affected, and may continue to negatively affect, our results of operations. Cellcom Israel Ltd. ("Cellcom"), Golan Telecom Ltd. ("Golan Telecom") and Marathon 018 Xfone Ltd. ("Xfone") have a network sharing agreement which enabled Xfone to enter the market as the sixth facility-based operator. Xfone's entry into the market has increased competition levels in the cellular market, thus negatively affecting our results of operations. In June 2020, the Competition Authority approved Cellcom's purchase of Golan's entire share capital and in August 2020 Cellcom completed the purchase of Golan Telecom's entire share capital.

Competitive advantages of the two fixed-line infrastructure groups. The Bezeq Group and the HOT Group are the only Israeli telecommunications providers that have their own nationwide fixed-line telecommunications infrastructures. See "Item 3D.1a If the structural separation provisions which apply to Bezeq are not enforced or are removed (in part or in whole) before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations."

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

Fixed-line infrastructure market. Our participation in the fixed-line infrastructure market since August 2017 entails significant long-term investments associated with infrastructure deployment, for which a positive return on the investment is not expected in the short term. Bezeq has executed a substantial part of the investments required for the deployment and operation of its own fiber-optic network, and commenced services in March 2021, which might substantially increase competition in this market.

ISP market. The MoC has published a hearing regarding a reform in the structuring of the Internet market. See "Item 4B.12e - x Hearings and Examinations- Hearings regarding a reform in the structure of the Internet Market". The hearing is aimed at ending the separation between the infrastructure service and the ISP service, thus allowing Bezeq and Hot to market a unified product (comprised of both infrastructure and ISP components). This may allow Bezeq and Hot to offer bundled services more effectively than we, and thereby gain a competitive advantage which could adversely affect our results of operations. See "Item 3D.1a If the structural separation provisions which apply to Bezeq are not enforced or are removed (in part or in whole) before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations."

TV market. The entrance of additional players has increased competition in the market which has caused a decline in the rate of growth of our market share.  The reduced rate of growth may continue in the future.

Competition in Roaming Services.  Some competing service providers use alternative technologies for roaming that bypass the existing method of providing roaming services. See "Item 3D.2n The telecommunications industry is subject to rapid and significant changes in technology and industry structure which could reduce demand for our services."

3D.2c          Continued increases in the level of competition may bring further downward pressure on prices, which has caused us in the past, and might cause us in the future, to recognize substantial impairment in the value of our assets.

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

3D.2d          The Coronavirus ("COVID-19") crisis had a material harmful effect on the Company's business in 2020. As of the date of this Annual Report, revenues from roaming services continue to be significantly restrained. Should existing trends continue or worsen, this may have a material harmful effect on our results of operations and financial position for 2021.

As for other telecommunications companies in Israel and around the world, the novel COVID-19 disease had a harmful effect on the Company's business from March 2020 due in particular to the significant fall in the volume of international travel by our customers which caused a very significant decrease in revenues from roaming services. In addition, the closure of shopping malls for limited periods during 2020 and changes in general consumer behavior negatively affected the volume of sales of equipment and the increase in the number of people working from home caused increases in internet traffic and in demand for customer services.

The net impact on the Company's results for the year 2020 was material, but was partially mitigated by a set of measures implemented by the Company, including cutting costs in a number of areas and temporarily reducing the workforce by sending a significant number of employees on temporary unpaid leave during the year and by an increase in other revenue streams, in particular in the fixed-line market.

Although sales of equipment have recovered in recent months, revenues from roaming services continue to be significantly restrained. Furthermore, both the scope for the Company to mitigate the harmful effects in the future and the ultimate impact of the crisis on bad debts are uncertain.

In addition, risks remain regarding possible disruptions in the supply chain of our equipment, including handsets, spare parts for handsets, electronic equipment for our fiber-optic infrastructure and other items of equipment needed to continue to provide services to our customers and invest in our network.

Based on recent experience in several countries, a sharp spike in the number of affected persons may occur without warning, and the ultimate extent of the disease’s spread cannot be foreseen. As a result, the final impact of the disease on our results of operations and financial position cannot be assessed at this time.

3D.2e          Cyber attacks impacting our networks or systems could have an adverse effect on our business.

Cyber-attacks against telecommunications companies targeting their infrastructure and economic assets as well as their reputation have recently increased, and are intensifying in their frequency and complexity. These attacks have significant potential to lead to prevent the provision of services to customers, cause breaches of our customers' data privacy and damage to the business continuity of the Company and its financial situation. The Company continues to invest in systems to prevent such attacks and mitigate the risks associated with cyber-attacks, however these actions may not be able to prevent a significant attack of this type in the future. Moreover, the Company implements third-party vendor systems, and cyber-attacks against these vendors, their products and services might adversely affect the Company, its daily operations and financial condition. See "Item 3D.2f Equipment failures, system failures, natural disasters and hostile events such as acts of war or terror events may materially adversely affect our results of operations."

Furthermore, we cannot be sure that the insurance policies we have subscribed with respect to cyber risk will adequately cover or include the damage or losses resulting from successful cyber attacks or if we will be able to renew such insurance.
3D.2f          Equipment failures, system failures, natural disasters and hostile events such as acts of war or terror events may materially adversely affect our results of operations.
Our ability to provide ongoing services to our subscribers, bill for services rendered and protect company and subscriber data are all vulnerable to various types of risks.

Such risks may include equipment failures, network and infrastructure failures, computer and IT system failures, transmission outages, spectral interferences, failures or dysfunctions at third-party systems and networks and colocation data centers,  natural disasters (such as fire, extreme weather and earthquakes), hostile events (such as acts of war, terror-attacks, see “Item 3D.2q The political and military conditions in Israel may adversely affect our financial condition and results of operations.”),  and data breaches whether by employees or other third parties. If any such events do occur, they could have a material adverse effect on our operations.

System upgrade and moving into virtualized architecture of the network. During 2021, we will continue to upgrade our LTE and 5G mobile core networks into a virtualized solution provided by Mavenir Systems Limited ("Mavenir"). See "10C Material Contracts". During the upgrade, we plan to operate our existing Ericsson network and the new Mavenir network in parallel to aid in the transition to the upgraded network until all phases of the upgrade are completed. During the upgrade we will experience an increased risk of major system or business disruptions. Interruptions and/or failure of this upgraded network could disrupt our operations and impact our ability to provide our services, retain customers, attract new customers, or negatively impact overall customer experience, damage our reputation and result in legal proceedings and as a result might adversely affect our business and results of operations.See "Item 3D.2i We depend on a limited number of suppliers and vendors for key equipment and services. Our results of operations could be adversely affected if our suppliers and vendors fail to provide us with needed services and adequate supplies of network equipment, handsets and other devices or maintenance support on a timely and cost effective basis.”

Like many other telecommunication companies, we have experienced an increase in cyber incidents over the past few years, which are increasing in their frequency, sophistication and intensity, some of which penetrated our cyber defenses, although no significant damage or loss of customer data resulted. We have integrated protective systems and prepared Disaster Recovery Plans (“DRP”) to mitigate such and other related risks, and we regularly consider our defensive systems and evaluate their effectiveness, including through simulated cyber penetrations; however it is not possible to determine in advance whether our defense systems and recovery plans will continue to be entirely effective, or how quickly we will be able to restore any affected service.

As threats to our network, services and data continue to evolve, we may be required to expend significant efforts and resources to enhance our control environment, processes, practices and other protective measures.

If despite such efforts, we are unable to operate our networks even for a limited period of time or provide some or all of the telecommunications services to a substantial portion of our customers, whether temporarily or for an extended period of time, or if data of our customers and others is lost or accessed by third parties, we may be exposed to legal claims and liability, we may be found to be in breach of our legal obligations towards our customers, our brand and reputation may be damaged, we may suffer a loss of customers, our ability to attract new customers may be impaired, and we may be required to compensate our customers (see "Item 8A.1 LEGAL AND ADMINISTRATIVE PROCEEDINGS). Such eventualities may negatively affect our business, and our short- and long- term results of operations may be materially adversely affected. See also "Item 3D.2e Cyber attacks impacting our networks or systems could have an adverse effect on our business."

3D.2g          We are exposed to, and currently engaged in, a variety of legal proceedings, including class actions and requests to approve lawsuits as class actions.

In addition to a number of legal and administrative proceedings arising in the ordinary course of our business, we have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure. These proceedings may result in civil liabilities or criminal penalties against us or our officers and directors. We also must defend ourselves agains customer claims, including class actions and requests to approve lawsuits as class action suits, regarding, among other matters, alleged breaches of the Consumer Protection Law and the Telecommunications Law as well as breaches of provisions of our licenses.  Such claims and lawsuits are costly to defend and may result in significant monetary damages. See also "Item 3D.1i We are subject to monitoring and enforcement measures by the Ministry of Communications and other relevant authorities, which may adversely affect our business and results of operations." During the last few years, additional requests to approve lawsuits as class actions have been filed against the Company and we expect this trend to continue in light of various amendments to the Consumer Protection Law and the stricter regulatory policies that have been adopted. In cases where the courts have accepted the plaintiff's position, it may determine that we have breached our licenses or the law, which may adversely affect our financial results. The costs that may result from these lawsuits are only accrued when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of legal counsel and on the Company’s estimate of the financial exposure if the verdict is in favor of the plaintiff. If the requests to certify lawsuits against us as class actions are approved and succeed or if we underestimate the potential exposure, our financial results will be adversely affected. See “Item 8A.1 Legal and Administrative Proceedings".

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

3D.2h          Our level of indebtedness could adversely affect our business, profits and liquidity. Furthermore, difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness.

As of December 31, 2020, total borrowings and notes payables amounted to NIS 1,595 million, compared to NIS 1,780 million as of December 31, 2019. In addition, options to issue Series G notes are recorded on our balance sheet as a financial liability at fair value of NIS 4 million as of December 31, 2020. See also “Item 5B.4 Total net financial debt ”. The terms of the Company’s borrowings and notes payable require the Company to comply with financial covenants and other stipulations for existing borrowings. The existing borrowing agreements allow the lenders to demand an immediate repayment of the borrowings in certain events (events of default), including, among others, a material adverse change in the Company’s business and non-compliance with the financial covenants set in those agreements. These events of default include non-compliance with the financial covenants, as well as other customary terms. See “Item 5B.2 Long-Term Borrowings ”.

In addition, our need for cash to service our substantial existing debt may in the future restrict our ability to continue offering long-term installment plans to promote sales of equipment. As a result, our ability to continue benefiting from one of the current contributors to total Company profits may be limited. (See also “ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and specifically “Item 5D.2 Outlook”).

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

3D.2i          We depend on a limited number of suppliers and vendors for key equipment and services. Our results of operations could be adversely affected if our suppliers and vendors fail to provide us with needed services and adequate supplies of network equipment, handsets and other devices or maintenance support on a timely and cost effective basis.

Network suppliers. Our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software were purchased from LM Ericsson Israel Ltd. (“Ericsson”). See “Item 4B.8g Suppliers”.  In January 2019, we entered into an agreement with Mavenir Systems Limited for the upgrade and improvement of the performance of our LTE network.  As a result of our equipment having been provided by Ericsson and our current reliance on Mavenir, we are substantially dependent on these vendors and our operations and business results could be materially adversely affected if they cannot provide us with the required service and maintenance. See "Item 3D.2f Equipment failures, system failures, natural disasters and hostile events such as acts of war or terror events may materially adversely affect our results of operation” and "Item 10C Material Contracts".

Handset, infrastructure and other equipment suppliers. We purchase the majority of our handsets and other equipment from a limited number of suppliers.

TV equipment and content services. We purchase our TV set top boxes and applications from a single supplier and we purchase the rights to distribute sports content and premium content from a limited number of suppliers. See "Item 4B.8g Suppliers."

TV core network. We purchase our TV core network systems such as encoding systems, back office and content management system and video content system for the TV services we supply from a limited number of suppliers. See"Item 4B.8g Suppliers."

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

The collective employment agreements that we signed on March 13, 2016 and on December 12, 2016 with the employees' representatives and the Histadrut, the labor union representing the Company’s employees, and that were valid for a period of three years (2016-2018) were renewed in March 2019. Accordingly, the renewed agreement is valid from January 1, 2019 for a period of three years until December 31, 2021. Similar to the previous agreements, the organizational chapter includes, among other terms, provisions regarding manning and changing of positions, termination of employment and tenure and the economic chapter includes, among others, provisions regarding terms of employment, benefits and welfare. See "Item 6D Employees". The unionization of our employees may lead to disruptions in our operations or cause work stoppages and has limited management’s flexibility to efficiently run our business and adjust operations to market conditions, including the ability to execute organizational and personnel changes. It has resulted in increased costs and negatively affected our financial results, and may continue to do so in the future. The Company is expected to begin negotiations during the last quarter of 2021 to renew the collective employment agreement. If the Company reaches understandings with the employee representatives and the Histadrut, the Company may incur further expenses which could increase operating expenses and reduce profitability. Failure to reach an understanding with the employee representatives may lead to disruptions in our operations or cause work stoppages.

3D.2k          Our purchase commitments pursuant to our non-exclusive agreement with Apple for the purchase and resale of iPhone handsets in Israel may adversely affect our financial results.

We entered into a non-exclusive agreement with Apple Distribution International, effective April 1, 2021, for the purchase and resale of iPhone handsets in Israel and the purchase of a minimum quantity of iPhone handsets per year, for a period of three years. These purchases represent a significant portion of our expected handset purchases over that period. If we fail to meet the minimum quantities and do not reach an agreement with Apple regarding this matter, we may be in breach of the agreement which may involve payment of damages, which would increase our costs.

3D.2l          If the network sharing agreement entered into with HOT Mobile is unilaterally terminated by HOT Mobile earlier than we expect, we will be required to split the shared network with HOT Mobile and the resources, time and expense it may take us to have our own network in a nationwide coverage, would be substantial and could also materially harm our business and the results of operations at such time.

Pursuant to the terms of the Network Sharing Agreement that we entered into with HOT Mobile as of April 2022, either party is entitled to notify of termination of the Network Sharing Agreement for convenience by notifying the other party to that effect two years in advance. See "Item 3D.1g The Network Sharing Agreement we entered into with HOT Mobile may be terminated earlier than we expected due to regulatory intervention. In such case we will be required to split the shared network with HOT Mobile, and the resources, time and expense it may take us to have our own network on a nation-wide coverage may be substantial and could also materially harm our business and the results of operations at such time. Network sharing and similar agreements entered into by our competitors may place us at a competitive disadvantage."

If and when the network sharing will end, we will need to split the shared network with HOT Mobile and the resources, time and expense it may take to have our own network on a nation-wide coverage would be substantial and could materially harm our business and results of operations at such time.

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

While, to the best of our knowledge, the handsets that we market comply with the applicable laws that relate to acceptable Specific Absorption Rate (“SAR”) levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, and not for each and every handset, we have no information as to the actual level of SAR of the handsets along the lifecycle of the handsets, including in the case of repaired handsets. See also “Item 4B.10g Other Licenses”. Furthermore, our network sites comply with the International Council on Non-Ionizing Radiation Protection standard, a part of the World Health Organization, which has been adopted by the Israeli Ministry of Environmental Protection.

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

We face competition from existing or future technologies that have the technical capability to handle mobile, fixed-line and international long distance telephone calls, and to interconnect with local and international telephone networks and the Internet. Such new and evolving technologies include fixed-line and broadband wireless access services, Over the Top or Internet-based voice and multimedia services, Wi-Fi technologies and VoC. For example, the use of Global SIM cards and internet-based services that provide user experience largely equivalent to our offerings, such as Voice over IP (“VoIP”), messaging services (such as WhatsApp and Skype), and video services (YouTube, video portals) are already available. The rapid development in recent years of technologies that allow international calls to be placed over the Internet without the need to use the services of an ILD has caused a decrease in the amount of international call minutes placed through the ILD services and also serve as an alternative for fixed-line communications. In particular, the risk posed by VoIP is that the purchase of a data package alone will partially replace the provision of most cellular voice, data and messaging services. In addition, the eSIM technology, which allows for a simple switch to a local SIM card in mobile phones, might adversely affect our revenues from the cellular segment and increase volatility in the telecommunications sector.

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

3D.2p          We are dependent upon our ability to interconnect with other telecommunications carriers. We also depend on Bezeq and other suppliers for transmission services and some of our Fixed-Line Services are dependent on our having access to Bezeq and the HOT Group’s fixed-line network. The failure of these carriers to provide these services on a consistent and cost effective basis could have a material adverse effect on us.

Our ability to provide commercially viable fixed-line and cellular telephone services depends upon our ability to interconnect with the telecommunications networks of existing and future fixed-line, cellular telephone and international operators in Israel in order to complete calls between our customers and parties on the fixed-line or other cellular telephone networks. All fixed-line, cellular telephone and international operators in Israel are legally required to provide interconnection to, and not to discriminate against, any other licensed telecommunications operator in Israel. We have interconnect relations with all the Israeli operators, including Bezeq and HOT Telecom, and we also depend on their internet broadband access infrastructure in order to provide TV, ISP services and VoB fixed telephony services. See “Item 3D.1c If the Ministry of Communications fails to enforce its fixed-line wholesale market reforms on Bezeq and HOT Telecom, fails to lower the wholesale price for use of their fixed-line networks, or fails to prevent Bezeq or HOT Telecom from lowering their retail prices for fixed-line services (to the point of not allowing the necessary margin for its competitors in this segment), our business and results of operations may be materially adversely affected.” and "Item  3D.1a If the structural separation provisions which apply to Bezeq are not enforced or are removed (in part or in whole) before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations."

We are also dependent on the submarine infrastructure made available by TI Sparkle Israel (formerly Med Nautilus), which provides mutual international transmission based on fiber-optics between Israel and other countries. See “10C Material Contracts” as well as Tamares Telecom Ltd. We also depend on foreign operators that provide us with interconnection to the global internet network.

We also rely on agreements to provide ILD services to our subscribers. However, we cannot control the quality of the service that other foreign telecommunication companies provide or whether they will be able to provide the services at all, and it may be inferior to our quality of service.

Our television services are provided over the internet. Because a significant proportion of our television subscribers are also subscribers to our wholesale internet infrastructure service, any growth in the volume of data such television subscribers (as well as ISP and wholesale market subscribers) consume during peak hours translates into an increase in the payment to the infrastructure holders for access to their infrastructure.

We have no control over the quality and timing of the investment and maintenance activities that are necessary for these entities to provide us with interconnection to their respective telecommunications networks. Disruptions, stoppages, strikes and slowdowns experienced by them may significantly affect our ability to provide telecommunication services. The failure by our suppliers to provide reliable interconnections and transmission services to us on a cost effective and consistent basis could have a material adverse effect on our business, financial condition or results of operations.

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

Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to the evaluation of our internal control over financial reporting require substantial resources, management time and attention. We expect these efforts to require a continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Although our management has concluded that our internal control over financial reporting was effective as of December 31, 2020, we may identify material weaknesses or other disclosable conditions relating to internal control over financial reporting in the future. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and significant effort and expense, and could have a material adverse effect on our operating results and on the market price of our ordinary shares.

3D.2u          There can be no assurance that dividends will be declared or, if they are, at what level. No dividends have been distributed since 2013, although we repurchased 6,501,588 shares of the Company in 2018 for a cost of NIS 100 million.

There is no assurance that we will declare dividend distributions in the future or regarding the level of any dividend distribution which may be declared. No dividends have been distributed since 2013, although we repurchased 6,501,588 shares of the Company 2018 for a cost of NIS 100 million. A distribution of dividends that may result in a significant reduction of our future reserves could prevent us from complying with existing or future financial covenants, or limit our ability to fund capital expenditures. We may also be required to increase our financial indebtedness to obtain needed liquidity, which may not be possible on commercially reasonable terms or at all.

If we are unable to pay dividends at levels anticipated by our shareholders, the market price of our shares may be negatively affected and the value of our investors’ investment may be reduced.

3D.2v          Our tax liability may be greater than expected.

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

While we believe that our estimates are reasonable, the final outcome of these audits and related legal litigations, in so much as they may occur, may differ from the amount of our provisions for taxes and therefore may affect our operating results. See also note 25 to our consolidated financial statements and "Item 5A.1c Settlement Agreement with Orange Brand Services Ltd."

3D.3          RISKS RELATED TO OUR PRINCIPAL SHAREHOLDER

3D.3a          Approximately 27.12% of our issued and outstanding shares and voting rights are held by a receiver (under Israeli law).

On November 12, 2019, the District Court of Tel Aviv ("the Court") issued a court order ("the Court Order") under which attorney Ehud Sol (the “Receiver") was appointed as receiver for 49,862,800 of the Company's shares, representing as of March 1, 2021, approximately 27.12% of our issued and outstanding share capital and the largest block of shares held by a single shareholder. The shares (the “Pledged Shares”) had been purchased by S.B. Israel Telecom Ltd. ("S.B. Israel Telecom") from Advent Investments Pte Ltd (“Advent”) in 2013; in connection with the purchase, S.B. Israel Telecom assumed certain debt owed to Advent, and agreed that such debt would be secured by, among other things, the Pledged Shares. S.B. Israel Telecom defaulted on the payment, and on November 11, 2019, consented to enforcement and foreclosure proceedings with respect to the Pledged Shares.

 The Court Order was issued due to an application filed by Advent ("Advent's Application") and granted the Receiver substantial rights related to the Pledged Shares, including the right to participate in our shareholders’ meetings, to vote the Pledged Shares, to receive dividends, and any contractual right related to the Pledged Shares, although as noted below, the Receiver may not sell or transfer the Pledged Shares without the Court’s approval.  Without derogating from those rights of the Receiver, S.B. Israel Telecom remains the holder of legal title to the Pledged Shares. On December 9, 2019, the Ministry of Communications granted, within its powers, a permit to the Receiver to exercise means of control of the Company by himself.  As a result, the Receiver has the power to substantially influence the nomination of the Company’s Board of Directors and to play a preponderant if not decisive role in other decisions taken at meetings of our shareholders. The Receiver is expected to hold such rights until the Pledged Shares are sold or transferred to Advent, actions that would require the Court’s approval according to the Court Order and Advent's Application. S.B. Israel Telecom has agreed that it would not raise an objection to such a transfer to Advent if it occured within 9 months of November 11, 2019, the date of its consent; On December 9, 2020, Advent submitted an application to exercise means of control of the Company, but to the best of our knowledge, such application has not yet been answered.

The Receiver is to exercise the rights associated with the Pledged Shares based on its judgment and subject to the Court’s orders and approvals. Neither the Receiver nor Advent, as applicable, is obligated to provide us with financial support or to exercise its rights as a shareholder in our best interests or in the best interests of our other shareholders and noteholders, and it may engage in activities that conflict with such interests. If the interests of the Receiver or Advent, as applicable, conflict with the interests of our other shareholders and noteholders, those shareholders and noteholders could be disadvantaged by the actions that it may pursue. However, the Receiver or Advent, as applicable, are subject to the fairness duty of a controlling shareholder under the Israeli Companies Law, and, in the context of related party transactions, to vote for the approval of transactions which are in favor of the Company. See "Item 6C.9 Duties of a Shareholder".

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

•	In June 2017, we launched Partner TV service based on Over the Internet (OTT) platform which completed our offering as a comprehensive communications company.

•	In August 2017, we launched the commercial phase and accelerated deployment of our fiber-optic infrastructure in residential areas throughout the country.

•
In November 2019, the MoC appointed a permanent receiver for the Company shares held by S.B. Israel Telecom and granted the receiver a permit to exercise means of control of the Company by himself. See "Item 3D.3a Approximately 27.12% of our issued and outstanding shares and voting rights are held by a receiver (under Israeli law), who might not act in the best interests of the Company or its shareholders."

•	In August 2020, the Company acquired through an MoC tender 2x5 MHz in the 700 band, 2x10 MHz in the 2600 band and 50 MHz in the 3500 band (as the 5G frequency).

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

At December 31, 2020, we had approximately 2,836 thousand cellular subscribers, representing an estimated 27% of total Israeli cellular telephone subscribers at that date. As of that date, approximately 88% of our subscriber base (approximately 2,495 thousand subscribers) subscribed to post-paid tariff plans and 12% (approximately 341 thousand subscribers) subscribed to pre-paid tariff plans. (For a definition of “subscriber”, see “Item 3A Selected Financial Data”).

Our GSM/UMTS network covers 99% of the Israeli population, and our LTE network covers 99% of the Israeli population, in line with the deployment milestones in our license. We currently operate our GSM network in the 900 MHz and 1800 MHz bands, the UMTS network in the 900 MHz and 2100 MHz band and the LTE network in the 700, 1800, 2100 and 2600 MHz bands. We already deployed 800 LTE sites in the 700MHz band. Our services provided on our network include standard and enhanced services, as well as value-added services and products. See “Item 4B.5 SERVICES AND PRODUCTS".

We market our cellular services and products mainly under the Partner brand as well as under the 012 Mobile brand;

and

-
the fixed-line segment, which includes a number of services provided over fixed-line networks including (a) Internet services including access to the internet through both fiber-optics and wholesale broadband access, ISP services, internet Value Added Services (“VAS”) such as cyber protection, anti-virus and anti-spam filtering, and fixed-line voice communication services provided through Voice Over Broadband (“VOB”); (b) Business solutions including SIP voice trunks, Network Termination Point Services ("NTP") – under which the Group supplies, installs, operates and maintains endpoint network equipment and solutions, including providing and installing equipment and cabling within a subscriber's place of business or premises, hosting services, transmission services, Primary Rate Interface (“PRI”) and other fixed-line communications solution services; (c) International Long Distance services (“ILD”): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services; and (d) Television services over the Internet ("TV"). In addition, this segment includes sales and leasing of fixed-line and home devices and equipment. See "Item 4B.5b Fixed-line Services and Products".

Our fixed-line services are marketed under the Partner and 012 brands.

In 2020, Partner was named by Marketest, a multi-discipline research and consulting firm, as the leading company among the largest telecommunications companies in Israel for its customer service.

In 2020, we were named by the Maala organization in their highest platinum plus category for corporate social responsibility for the thirteenth consecutive year.

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

4B.2          SPECIAL CHARACTERISTICS OF THE FIXED-LINE TELECOMMUNICATIONS INDUSTRY IN ISRAEL

Bezeq and HOT Telecom are the only telecommunications services providers with their own nationwide fixed-line infrastructure. IBC, along with the infrastructure that it acquired from Cellcom, is deploying its fiber-based fixed-line services and is obligated to reach a 68% deployment within five years of the grant of its license. Partner is deploying its fiber-optic lines in some areas across Israel.

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

The Ministry of Communications declared its intention to provide an incentive for Bezeq to implement the wholesale market by reducing the regulations requiring Bezeq to maintain a “structural separation” between its fixed-line and its TV services and other telecommunications operations. See “Item 3D.1a If the structural separation provisions which apply to Bezeq are not enforced or are removed (in part or in whole) before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations. "

In September 2020, Cellcom announced that it, together with the Israel Infrastructure Fund, entered into an investment transaction with Hot Telecommunication Systems Ltd ("HOT") in IBC. According to Cellcoms’ announcement, HOT shall become an equal partner in IBC, and hold indirectly 23.3% of IBC’s share capital. This merger was approved by the Competition Authority and approved subject to certain conditions by the MoC. See "Item 4B.9b Competitors in Fixed-line Services".

Internet access is currently provided by three major Internet service providers, or ISPs: Netvision from the Cellcom Group, Bezeq International and Partner, as well as some other niche players. All three major providers are also suppliers of ILD services (see below).

The MoC has recently published a hearing in which it suggested a reform in the structure of the ISP market which would end the split of this segment into two tiers and allowing Bezeq and Hot Telecom to market a unified product. See "Item 4B.12e - x Hearings and Examinations- Hearings regarding a reform in the structure of the Internet Market".

International long distance services

The three major players in ILD services in Israel are: Partner, Bezeq International and Cellcom. The other players are Xfone and Telzar 019 International Telecommunications Services Ltd., which commenced operations in 2011, and Hashikma Communications Marketing Ltd., Golan Telecom and HOT Mobile, that commenced operations in 2012. Beginning in 2012, as part of the unlimited packages that the cellular companies began offering their customers, most of them, including the Company, included ILD services to certain destinations in these packages. Proposed regulations intend, among others, to allow all general telecommunications licensees (including MVNOs) to provide international call services to international destinations included in their subscribers’ tariff plans and only calls to destinations not included in the subscriber’s plans would be routed through ILD providers. See “Item 4B.12e - x Hearings and Examinations-Intervention in international call market”. Such regulations may alter the ILD market structure in Israel and decrease the volume of international calls routed through ILD providers.

4B.3          OUR STRATEGY

Partner’s strategy is to further reinforce its position as a comprehensive telecommunications company that offers an entire range of telecommunication solutions to a variety of customers, and we strive to lead the market in service as well as technology. The most recent elements in pursuit of this strategy that continued to be pursued during 2020 were the launch of the 5G network, further rapid deployment of our fiber-optic infrastructure and the continued increase in our market share in the television market. The success and synergies of the variety of services that we offer, particularly from TV and fiber, strengthens customer loyalty and increases customer satisfaction. Along with the challenges that the COVID-19 crisis has presented for the Company, we also see opportunities due to the broadened understanding of the importance of quality communication services, with an emphasis on stable and fast internet services as well as changes in TV viewing habits, including an increase in bundled packages which offer streaming services.

The principal elements of our business strategy are as follows:

•
Offer our customers a range of cellular and fixed-line services and added value services. For our core businesses we intend to continue to offer our customers a wide integrated and customized range of cellular and fixed-line telecommunications services. In addition, we offer our customers tailored  value-added services that combine an entire array of solutions including: network and data infrastructures, advanced information security solutions, integration solutions, and for our business customers, designated services for customers with multiple branches and commercial networks, business information storage in a secured and advanced data center and cloud services. Our value strategy, ‘Partner More’, allows us to offer our customers for each of our products, packages that include value-added services and provide the customer with a richer experience than the basic services. This strategy generates more revenue per customer. This strategy of offering our customers higher value services at competitive prices has proven itself since the cellular churn rate in 2020 was the lowest since 2011, which attests to our customers' satisfaction and loyalty.

•
Increase penetration of Partner TV Service. In June 2017, we were the first telecom company in Israel to launch Over the Top television services ("OTT") based on the Android TV platform. In 2020, based on all the published reports of the players in the market, we continued to be the fastest growing TV service in Israel, with a growing market share, as a result of among other factors, the innovative and advanced interface that enables us to connect our customers “Any place, Any time, Any device” (AAA). Our strategy is to offer our customers unique television services, by partnering with world-leading media service providers, at attractive prices.  As part of our strategy, we continue to be a super aggregator which enables our customers the ability to access the leading streaming services in the world including Netflix, Amazon Prime Video, Spotify and YouTube, using a single interface as well as cloud gaming services. Partner was one of the first companies in the world to offer bundled packages with Partner TV and Netflix. As part of our activity in the addressable TV market, in 2020, we integrated a programmatic ad system in order to offer advertisers advanced advertising abilities. For our achievements in pursuing this strategy, see "Business Overview- 4B.5b Fixed-line Services and Products-Television Services". We continue to grow our TV service and as of year end 2020, we reached approximately 232,000 subscribers.

•	Further extend deployment of a fiber-optic infrastructure over which the Company offers high quality internet services which will increase our independence vis-à-vis the fixed-line infrastructure operators. Our investment in our fiber-optic infrastructure, which we commercially launched in August 2017, is part of our strategy to maintain our technological leadership in the market. Our fiber-optic infrastructure, which has already reached approximately two thirds of the cities throughout Israel, enables us as a comprehensive communications group to offer increased internet speeds compared to current market offerings, enhance the quality of service and customer experience, and provide additional advanced services. The combination of the fiber-optic network and Partner TV Service, which can be offered over our fiber-optic infrastructure, provides us with a unique advantage and reduces our dependency on the fixed-line infrastructure operators, thus reducing our on-going operating costs, which has proven to be essential during COVID-19, when internet demand significantly spiked. In addition, our strategy of connecting our fiber-optic infrastructure to Bezeq's network at the local level (to the Multi-Service Access Gateway -"MSAG" component) has reduced and will continue to reduce the cost of our use of Bezeq's BSA wholesale service. By connecting our fiber-optic infrastructure to Bezeq's MSAGs we save a substantial portion of the cost involved in providing the wholesale infrastructure service (such a connection at the local level reduces the cost of the variable component from the wholesale tariff). To date, we already reached more than 760 thousand households with our independent fiber-optic infrastructure while we continue to connect customers at the highest internet speed in Israel of up to 1000 Mb per second in dozens of cities throughout the country and the number of fiber-optic subscribers totaled 139 thousand as of year end 2020. As a result of regulatory decisions regarding deployment, we were able to further decrease our installation costs during 2020. In 2021, we intend to accelerate the deployment of our fiber-optic infrastructure as well as to connect additional customers to the service. See "Item 5D.2 Outlook". The independent network will also constitute a base for future cellular technology network development. In addition, there is potential for future investments in the fiber-optic infrastructure to be shared through cooperation with other operators and/or potential wholesale activities.

•
Lead in technology and innovation in our cellular network in order to remain at the technological edge. Based on public reports, Partner's shared radio network has the widest 4G coverage in Israel compared to other cellular operators. See "Item 4B.8 OUR NETWORK". As part of our strategy to remain a leading telecommunications operator in the cellular market and offer more advanced services, we intend to continue investing in 2021 in both our shared network as well as in our core cellular network. We intend to continue to expand advanced technologies, for instance LTE Advanced, VoLTE, Wi-Fi calling and Nb-IoT. Following our strategic accomplishment in August 2020 of acquiring 4G and 5G frequencies in the frequency auction tender, during 2021, the Company will continue to expand the roll out of the 5G network towards becoming the leading 5G network in Israel.

•
Implement an ESG approach in the Company's business operations. Partner has adopted the Environmental, Social and Governance (ESG) approach for management and measurement of the impact on the Company's operations on environmental and social issues.

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

In 2020, we continued to reinforce our position as a comprehensive telecommunications company that offers an entire range of telecommunication solutions to our customers with an emphasis on the growth engines of TV services and our fiber-optic infrastructure while emphasizing the value strategy.

We have created a brand promise to the customer that includes all of our product lines and ensures that they have a partner that gives them more. This promise implements Partner's value strategy, that each of the product lines have packages that include value added services and provide the customer with a richer experience than the basic service.

In the second half of 2020, we re-formulated the brand story, and Partner's vision. We redefined the set of values that make up the brand: innovation, progress, internationalism and optimism. We have formulated a new communication strategy in order to continue to position Partner as the most innovative company in the telecommunications market in Israel. In addition, we have formed a new creative language, adopting the 5G icon and integrating it with our brand name: Partner 5G.

 In 2021, we will continue to work on brand differentiation and strengthen consumer perceptions stemming from the brand story through a focus on the innovation arena across all product lines. In order to create a cross-effect between the various product lines, and in order to enjoy the overall brand aura, we will work communicatively in all product lines, and create RTB (reason to believe) to collect a premium.

  We advertise our brand and services in a variety of media channels, including press, television, radio, digital and social networks. Our advertising emphasizes leading and innovative product services and technologies and is targeted to various market segments using several languages.

4B.5          SERVICES AND PRODUCTS

In 2020, approximately 69% of our revenues (excluding inter-segment revenues) was derived from our cellular segment and approximately 31% of our revenues (excluding inter-segment revenues) was derived from our fixed-line segment.

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

At December 31, 2020, we had commercial roaming relationships with 541 operators in 183 countries or jurisdictions, 335 3G roaming agreements in 177 countries and 145 4G roaming agreements in 72 countries. Creating roaming relationships with multiple operators in each country increases potential incoming roaming revenue for us and gives our subscribers more choice in coverage, services and prices in that country. The 3G and 4G roaming agreements enable our 3G roamers to initiate video calls, high speed data and video and audio content while abroad.

The Ministry of Communications may introduce new regulations that would limit our revenues from roaming services. See “Item 4B.12e - x Hearings and Examinations”.

Although GSM (2G), UMTS (3G) and LTE (4G) are standardized, the frequency allocation per each technology varies from one country to another. Currently we operate our GSM services on the 900 MHz and 1800 MHz bands, UMTS on 900 MHz and 2100 MHz bands and LTE on 700, 1800, 2100 and 2600 MHz bands. All 4G handsets which we sell, support all the above listed technologies and bands while 3G handsets support the above listed bands for GSM and UMTS. Most of the handsets support 700 Mhz, depending on the vendor. While roaming, there is a possibility that a subscriber’s handset will not support all the technologies due to lack of support of a country’s specific frequency bands; however this is rare in GSM and UMTS, due to technology maturity. Standardization bodies allow for more than 27 different LTE bands and since LTE in many countries utilizes reframed GSM and UMTS bands, there may be cases where handsets do not support the frequency allocated for LTE in specific countries.

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

4B.5b          Fixed-line Services and Products

Fixed-Line Services and Infrastructure

We offer fixed-line services that include internet services, ILD services, transmission services, telephony services (including SIP services), TV services and high speed broadband fiber-optic infrastructure.

•
ISP services. As an internet service provider providing access to the World Wide Web, we offer our customers, in addition to access, additional ISP services including email accounts, Wi-Fi networking as well as additional value added services such as anti-virus and anti-spam filtering. We also offer a bundled package that includes infrastructure and ISP access services following the wholesale market reform, a triple package that includes in addition to the bundled package also TV services and since 2017, we also offer access services over our own fiber-optic fixed-line infrastructure in certain parts of the country, with speeds up to 1 GB. As of March 2020, tens of thousands of households are able to connect to Partner's fiber services. Furthermore, we offer our business customers additional tailored value services that combine an entire array of solutions including: network and data infrastructures, advanced information security solutions, integration solutions, designated services for customers with multiple branches and commercial networks, business information storage in a secured and advanced data center and cloud services.  ISP services include the leasing of related equipment including modems and routers.

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

•
Transmission. We provide fixed-line transmission and data capacity services. Our fixed-line capacity also includes capacity which we lease from other fixed-line telecommunications service providers as well as inland fiber-optic infrastructure and complimentary micro wave radio links. The services we offer include primarily connectivity services, on an SDH (Synchronous Digital Hierarchy) transmission network, by which we provide high quality, dedicated, point-to-point connection for business customers and telecommunications providers, as well as fixed-line services to business customers. We also provide international transmission services to our business customers between Israel and other countries.

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

Television services. In June 2017, we launched our OTT television services that provide our customers with an enhanced user interface experience of television services based on an open platform, Android TV. Partner TV service offers our customers dozens of live linear channels, including "catch up" capability of up to 14 days, video on demand library, direct access to YouTube and Netflix content through a dedicated button on our remote control allowing our customers to access their favorite show with a simple click. We also enable customers to subscribe and pay for Netflix through the Partner TV bill. Partner TV service also supports full integration of Amazon Prime Video. Our TV service also includes a fully supported 4K set-top box with an Android TV operating system which enables the viewer to add content, games and music applications directly from the Google Play store. Our full TV service can also be accessed by smartphones, tablets, Apple TV boxes, Smart TVs and personal computers (“TV everywhere”) and we continue to work on developing our smart TV offerings. Approximately 75% of our TV subscribers have bundled offerings. Partner TV service, which has the highest growth rate among all TV operators in Israel, reached approximately 232 thousand subscribers as of December 31, 2020. In the second week of January, a technical malfunction occurred in the Partner TV service during which viewing was disrupted for some of the customers to the point of disabling the service to all customers for a short period of time. As of the date of publication of this report, the number of subscribers is approximately 234,000. The rate of growth from the beginning of 2021 mainly reflects the temporary impact of the malfunction in the television broadcasts mentioned above. All of our TV service set top boxes support our super aggregator strategy, which enables our customers the ability to access leading streaming services in the world using a single interface, thereby creating a competitive advantage for us in the market. Partner TV is available on additional compatible platforms including PCs and a smart TV platform on leading brands such as Samsung, LG and Hisense. Since 2019, we offer an addressable TV advertisement system based on an integrated advertising management platform-Google Ad manager that enables the targeting of specific audiences and maximizes the ability of the Android TV set top boxes.

•
High speed broadband fiber-optic based network. In 2017, we launched the commercial phase and acceleration of our fiber-optic infrastructure in residential areas throughout the country, which provides for the first time a more advanced and cost-effective alternative to the existing fixed infrastructure in Israel. To date we have already reached more than 760 thousand households across Israel with our fiber-optic based infrastructure and the number of fiber-optic subscribers totaled 139 thousand as of year-end 2020. See "Item 4B.8d Fiber-optic infrastructure".

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

4B.5c          Tariff Plans

As of December 31, 2020, approximately 88% of our cellular subscriber base (approximately 2,495 thousand subscribers) subscribed to post-paid tariff plans, and 12% (approximately 341 thousand subscribers) subscribed to pre-paid tariff plans. Revenues from post-paid subscribers represent over 90% of total cellular service revenues.

Business cellular tariff plans. Our post-paid cellular business tariff plans offer features attractive to business users such as bundles including large amounts of call minutes (usually 5,000 minutes) and SMS as well as browsing packages; bundles with fixed amounts of call minutes and SMS and browsing packages; tariff plans with fixed tariffs for airtime usage without adding the interconnect charges imposed by other cellular and fixed-line providers for calls made by our subscribers that terminate on third party networks; and providing discounts for calls to designated numbers within a subscriber’s calling circle. Some of these bundles also include a limited amount of international call minutes and other value-added services. We also offer dedicated plans for data usage (eg. for use with dongles or with cellular routers) which offer large browsing packages.  Furthermore, some of our contracts with large business customers with over 100 subscribers include commitment terms with exit fees for early termination.

Private customer cellular tariff plans. Most of our post-paid cellular tariff plans for private customers are bundles including large amounts of call minutes (usually 5,000 minutes) and SMS as well as browsing packages. Many of these bundles also include a limited amount of international call minutes and other value-added services such as cybersecurity, antivirus, cloud backup and other solutions and extended handset warranty plans. In addition, we offer a limited number of bundles with fixed amounts of call minutes and SMS and browsing packages. The elements of our cellular tariff plans for post-paid private customers are packaged and marketed in various ways to create tariff packages attractive to target markets, including families, military personnel, youth, students, family members of business customers and other sectors. We also offer dedicated plans for data usage (eg. for use with dongles or with cellular routers) which offer large browsing packages. Our private customer subscriber agreements do not have any commitment periods.

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

Fixed-line tariff plans. For our Fixed-Line Services, we have a wide range of diverse plans and bundles to meet the needs of the various sub-markets-ISP, ILD, transmission, TV, fiber, VOB and PRI. . In the ILD services market we have tariff plans based on call destinations and level of use. Our Internet Service prices and our wholesale infrastructure and fiber-optic infrastructure services prices are based on bandwidth speed. We offer a variety of internet solutions for home and business use according to each customer's needs.

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

Call Centers. Guided by our aim to provide high quality service, our call-center services are divided into several sub-centers including business, private and pre-paid for cellular and fixed-line services, and specialized support and services (finance, network, international roaming, TV services and support and infrastructure fiber internet service and support). The call center services are provided in several languages and also provide digital services through the Company’s websites and SMS services. These services are provided internally by company employees as well as by outsourcing services.

Walk-in Centers. We currently operate 22 service and sales centers across Israel and 21 Partner stands in shopping centers throughout the country. These centers provide a face-to-face, uniformly designed, contact channel and offer all services that we provide to customers: sales, handset upgrade, handset maintenance,  fixed-line sales, accessories sales fixed-line services (such as Internet and TV) and other services (such as finance, rate-plan changes and subscription to new services). Lease agreements for our retail stores and service centers are for periods of two to ten years. We have the option to extend the lease agreements for different periods including the initial lease period. See also note 19 to the consolidated financial statements.

Self-Service. We provide our customers with various self-service channels, such as IVR, web-based services, and services via SMS, mobile, smartphone applications and WhatsApp. The services provided through these channels include general and specific information, tariff plan information and the ability to update them, account balance, billing-related information, roaming tariffs and payment of past due bills. They also provide customers with information regarding trouble shooting and handset operation, and enable customers to activate services as well as to purchase various services.

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

ISO 9001:2015, which focuses on fulfillment of clients and legal requirements;

ISO 14001:2015, which coordinates our commitment to habitat and environment;

ISO 45001:2018, which directs our efforts to provide a safe and healthy work environment at our premises; and

ISO 27001:2013, which focuses on the management of information security.

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

We have agreements with many traditional dealers that provide over 41 points of sale, selling a range of our products. The private dealer network is an important distribution channel because of its ability to attract existing cellular users to our network. Our dealer network focuses primarily on sales to individual customers and, to a lesser extent, small business customers. These dealers specialize in sales for post-paid customers, handset sales, TV, fiber, infrastructure and internet.

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

Most of our customers pay for equipment devices with long term financing plans whereby the customer pays for the equipment through monthly payments (generally between 12 and 36 months), which are charged directly to their credit card or to their monthly bill. Where the customer opts to pay the monthly payments via their monthly bill, the outstanding installment payments are not secured. Customers acquiring more than a certain number of device sales are subject to a credit scoring review performed by Partner’s credit supervisors with the assistance of outside credit agencies. During 2019, changes were made to the credit scoring review process whereby stricter requirements were imposed for customers to be accepted for long term financing plans. These changes significantly reduced the level of sales of equipment with long term financing plans.

4B.8          OUR NETWORK

4B.8a         Overview

We have built an extensive, resilient and advanced cellular networks to provide cellular, fixed-line, ISP and TV services in Israel. We have also developed and are continuing to expand a fiber-optic infrastructure network to improve nationwide communications. Through these networks, we offer our customers extensive coverage and consistently high quality services. During the years ended December 31, 2019 and 2020, we made capital expenditures of NIS 237 million and NIS 251 million ($78 million), respectively, in our network infrastructure, including in our fiber-optic infrastructure. See "Item 5B.4 Total net financial debt-Capital expenditures”.

Our network is a converged fixed and mobile telecommunications network. For mobile services we built a multi generation (2G, 3G, 4G, and 5G) wireless network, which offers full interactive multimedia capabilities. This technology brings wire-free networks significantly closer to the capabilities of fixed-line networks. Improvements in coding and data compression technology provide better voice quality and more reliable data transmission. 5G is the most advanced mobile network technology which is currently available in more than 250 of the macro base stations as well as our LTE network which has nationwide coverage based on the existing spectrum of 1800 and 2100 MHz bands. For our fixed-line services we have built a geographical redundant network in case of a network malfunction.

 Cellular Network Sharing Agreement. In 2013, we entered into a 15-year Network Sharing Agreement with HOT Mobile that was approved by the Antitrust Authority Commissioner in 2014 and by the Ministry of Communications in 2015. Pursuant to the agreement, the parties created a 50-50 limited partnership in the form of a limited partnership under the name P.H.I. Networks (2015) Limited Partnership ("PHI"), the purpose of which is to operate and develop the radio access network that is shared by both partiesbased on both parties’ radio access network infrastructures to create a single shared pooled radio access network (“Shared Network”). The parties have also established a 50-50 company limited by shares under the name Net 4 P.H.I Ltd. that is the general partner of the limited partnership. In 2015, we were allocated a frequency bandwidth of 5MHz in the 1800MHz spectrum as a result of the 4G frequencies tender conducted by the Ministry of Communications in 2015. PHI started to operate in 2015, at which time each of Partner and HOT Mobile transferred to PHI certain employees who were previously engaged in their respective radio operations. Both companies continue to compete and differentiate their services and be responsible for providing cellular telecommunication services to its own customers, including the provision of customer service, value-added services, marketing and sales. Each company continues to retain and operate its own core network. In August 2020, we acquired through a MoC tender 2x5 MHz in 700 band, 2x10 MHz in 2600 band and 50 MHz in 3500 band (as the 5G frequency). HOT Mobile acquired the same bandwidths.

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

In 2014, the Antitrust Commissioner approved the Network Sharing Agreement, subject to conditions, the most important of which are set forth below:

•
Prohibition on exchange of information that is not required for the activities of PHI under the Restrictive Trade Practices Law, 1988 ("Restrictive Trade Practices Law"). See 4B.12e - xi Anti-Trust Regulation.";

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

In April 2015, the Ministry of Communications also approved the Network Sharing Agreement.

4B.8b          Infrastructure

As of December 31, 2020, our Shared Network consisted of the following main elements:

•
Our radio access network domain consists of 1,950 macro GSM base transceiver stations, 22 micro GSM base transceiver stations and 104 indoor GSM transceiver stations, all linked to 7 base station controllers (HDBSC);

•	2,283 macro UMTS base transceiver base stations (eNodesBs), 39 micro UMTS base transceiver stations and 563 indoor UMTS transceiver stations, all linked to 14 radio network controllers;

•	2,260 macro LTE base transceiver base stations (eNodesBs), 28 micro LTE base transceiver stations and 308 indoor LTE transceiver stations;

•	261 Macro 5G NSA base transceiver base stations (gNodeBs).

Our core network domain consists of 2 DRP switching centers nationwide, in which the cellular, fixed-line, ISP, TV and the fiber networks reside.

Ericsson was our sole radio and core network equipment supplier, however in January 2019, we entered into an agreement with Mavenir Systems Limited for the replacement and modernization of our packet core network (EPC- Evolved Package Core) and the IMS (IP Multimedia Sub System) supporting VOLTE and WiFi calling technologies into a virtualized solution provided by Mavenir. As part of the transition to the modernized network, we are continuing to integrate Mavenir's EPC (virtualized EPV) and Vims (virtualized IMS) equipment with the Ericsson equipment. See “Item 4B.8g Suppliers”.

Our cellular networks covered 99% of the Israeli population at year-end 2020. We are continuing to expand and improve the coverage, capacity and quality of our 4G and 5G radio accesses.

Our fixed-line network domain consists of circuit-switched and Voice over Internet Protocol (VoIP) platforms. Ericsson, Dialogic Networks, Broadsoft, AudioCode and ACME Packet supplies our VoIP solution, whereas the circuit-switched services utilize the mobile switching center platforms alongside Dialogic Network’s switches. The International Long Distance network domain consists of Dialogic ILD Switch, together with NSN’s Signaling Transit Point.

In addition, our network is interconnected with two public switched telephone companies, Bezeq and HOT Telecom, in several locations across Israel. Our network is also connected to all of the cellular networks, all the Israeli international operators, the fixed-line telephone network of the Palestine Telecommunication Co. Ltd. (“Paltel”), and the cellular network of Wataniya Palestine Mobile Telecommunication Company (“Wataniya”), and indirectly to the cellular network of Palestine Cellular Communications Ltd. (“Jawwal”). Our transmission network is made up by our own microwave links and fiber-optic infrastructure, including our multi protocol label switching (MPLS) network, while for sites that are unreachable with our own transmission, we lease lines from Bezeq and other operators. Currently approximately 5% of our transmission network consists of leased lines. Our fiber-optic/MPSL network and microwave transmission network enables us to reduce our transmission costs as well as to provide our customers with bundled services of data and voice transmission and fixed-line services. Currently, our transmission network has more than 2,374 kilometers of fiber-optics and more than 13 hundred microwave links. See "Item 4B.8d Fiber-optic infrastructure".

.
4B.8c          Network Design

Our primary cellular network design objective is to further expand and improve our network to provide HD (high definition) voice quality, video streaming and internet browsing with high reliability, and the best user experience based on high capacity and nationwide coverage. In formulating our network design objectives, we have been guided by our business strategy to continue to broaden the highest quality network by best network standards.  In order to enhance user experience, starting in the fourth quarter of 2018, we launched a project to expand coverage and capacity for a 4G network based on the 700 MHz frequency temporarily received from the Ministry of Communications, and in the second half of 2020 we launched the 5G new radio (NR).

We use monitoring probes and counters to ensure network quality.

In our Fixed-Line business we offer telephony lines using VoB technology, SIP voice trunks, PRI, Internet Services, FTTH and ILD services targeting households and business customers in the Israeli market. These services are provided mainly over our existing network infrastructure. In order to provide the Fixed-line Services in the residential market, we developed a variety of CPEs (all in one router and modem), that provides the customer with a setup of a home network Wi-Fi, Voice FXS and DECT supported phones, Internet services and built-in firewall.

4B.8d          Fiber-optic infrastructure

In 2006, we purchased Med-1 I.C.–1 (1999) Ltd.'s fiber-optic transmission business. Since then we have continued to expand our fiber-optic infrastructure, and in 2017, we commercially launched services provided through the network. Our investment in the expansion of our fiber-optic infrastructure is part of our strategy to maintain our technological leadership in the market, compared to current market offerings. As of March 2021, we have reached already more than 760,000 households with our independent fiber-optic infrastructure (FTTH), and we expect to complete the major phase of the deployment during the year 2023.

The fiber-optic infrastructure enables us as a comprehensive communications group to offer increased internet speeds compared to current market offerings, manage the quality of service and customer experience, and offer additional advanced services. The combination of the fiber-optic infrastructure together with Partner TV Service, which is also offered over our fiber-optic infrastructure, provides us with a unique advantage and reduces our dependency on the 3PTY fixed-line infrastructure operators.

MoC Regulations and an amendment to the Telecommunications Law now allow us to make use of the ducts and manholes (and other passive network elements) deployed by landline domestic operators (including Bezeq and HOT) in order to deploy our own fiber-optic cables.

The Company is currently considering several bids it has received from various investors to acquire 20% of the rights to use the Company’s existing and future fiber-optic infrastructure for services to private households. There is no certainty that such a transaction will be executed and/or receive the required approvals for its completion.

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

We were also allocated two additional bands of spectrum:  2 x 10 MHz of UMTS/HSDPA third generation in the 2100 MHz frequency band. We operate GSM 900 MHz band base transceiver stations that enhance the capacity of our network’s quality. In May 2012, we shifted 5MHz of our 900MHz spectrum from the 2G GSM network to the 3G HSPA+ network. In July 2014, we shifted 10MHz of our 1800MHz spectrum from the 2G GSM network to the 4G LTE network. In March 2015, the Minister of Communications approved the results of the tender bid process in which we won an additional 2x5 MHz in the 1800 spectrum. HOT Mobile was also awarded two bandwidths of 5 MHz of frequencies in the 1800 band, both of which are used for the limited partnership created by the companies.  Now that we have been allocated these frequencies, and have successfully refarmed our existing frequency bands and successful implemented the Network Sharing Agreement with HOT Mobile, our total spectrum available for 4G is 50 MHz, which allows us to offer full 4G services. See “Item 4B.8a Overview – Cellular Network Sharing Agreement”. We have amended the technical annex to our license in order to allow us to refarm some of our existing spectrum (in the 2100 MHz band) for the implementation of LTE Advanced and carrier aggregation technologies. In February 2017, the MoC approved the refarming (the conversion of existing frequencies to a different technology) of these frequencies.  In August 2020, we acquired through an MoC tender 2x5 MHz in 700 band, 2x10 MHz in 2600 band and 50 MHz in 3500 band. The total bandwidth in our 4G network is comprised of the existing10 MHz in 700 band and in addition 20 MHz in 2600 band as well as an additional100 MHz in 3500 band to 5G network.

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

4B.8g          Suppliers

Suppliers for our cellular network. We purchased our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software, from Ericsson, who was our sole supplier of cellular core equipment and systems. During 2020, we entered into a maintenance and support agreement with a third party that provides maintenance for Ericsson equipment. In January 2019, we entered into an agreement with Mavenir Systems Limited for the replacement and upgrade of our EPC and IMS. See "Item 3D.2i We depend on a limited number of suppliers and vendors for key equipment and services. Our results of operations could be adversely affected if our suppliers and vendors fail to provide us with needed services and adequate supplies of network equipment, handsets and other devices or maintenance support on a timely and cost effective basis." See also “Item 10C Material Contracts”.

We continue to purchase certain network components, for our cellular, fixed and ISP services, from various other key suppliers. For example, Juniper Networks provides the Company with solutions for ISP and MPLS network segments.

Handset and other equipment suppliers. We entered into a non-exclusive agreement with Apple effective April 1, 2021, for the purchase and resale of iPhone handsets in Israel for a three-year period.  See “Item 10C Material Contracts”. During 2020, we purchased the majority of the Company’s handsets from Apple and Samsung. We also purchase handsets and other equipment, including tablets and laptops, from other vendors.

Suppliers for TV content and equipment. In 2017, we partnered with Netflix, the world leading internet entertainment network, to make its services directly accessible through our TV service. Furthermore, in April 2018, we announced a unique collaboration with Amazon Prime Video, making Partner TV the first and only television service in Israel to offer Amazon Prime Video application on a set top box and the first Over the Top service in the world to support this application on an Android TV set top box.

 In addition, we have agreements with well known suppliers in the industry for the provision of the following:

•	sports and kids content channels;
•	set top boxes for our TV service manufactured by Technicolor SA;
•	back office & content management system(CMS) manufactured by SeaChange International Inc.;
•	video content distribution system (CDN) manufactured by Broadpeak;
•	encoding systems manufactured by Harmonic & AWS Elemental;
•	TV application installed on set top boxes, PCs Apple TV boxes, tablets and cellular devices manufactured by I Feel Smart.

Suppliers for our fixed-line network. Bezeq and HOT Groups own the majority of the fixed-line telecommunications infrastructures in Israel. As a result, we use interconnection with the Bezeq and HOT Groups’ infrastructure.  Most of our broadband customers use Bezeq and Hot infrastructure which connects to Partner's ISP network. In addition, for international connectivity to all major Western European countries and the United States, we use Tamares Telecom Ltd. and TI Sparkle Israel (formerly Med Nautilus), who supply the Company with transmission services through their submarine infrastructures. See “Item 10C Material Contracts”.

Dialogic Inc. and Broadsoft Inc. supply us with switches for the fixed-line telephony services based on Internet Protocol (“VoIP”) and circuit switched calls.

4B.8h          Interconnection

All telecommunications providers with general licenses in Israel have provisions in their licenses requiring them to connect their networks with all other telecommunications networks in Israel. Currently, our network is connected directly with all other telecommunications networks operating in Israel.

We currently operate without any formal interconnect agreements with Bezeq with respect to our cellular network. Day-to-day arrangements with Bezeq substantially conform to a draft interconnect agreement negotiated with Bezeq. Bezeq is required by law not to discriminate against any licensed telecommunications operator in Israel with respect to the provision of interconnect services. We currently pay Bezeq an interconnection fee based on a tariff structure set forth in the Interconnection Regulations (Telecommunications and Broadcasts) (Fees for Interconnection) (2000) (“Interconnection Regulations”).

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

4B.9          COMPETITION

An overview of our principal competitors and of some aspects of the competitive environment for telecommunications services is set forth below. For further information regarding the impact of regulation and regulatory changes on competition, including measures to enable new service providers to enter the market, and the competitive pressures arising from the development of full-service telecommunications providers and new technologies, see “Item 3D.1 Risks Relating To The Regulation Of Our Industry.” and “Item 3D.2a Largely as a result of substantial and continuing changes in our regulatory and business environment, our operating financial results, profitability and cash flows have declined significantly in recent years, including a loss for the year 2015.  In 2020 we earned profits of NIS 17 million (US$ 5 million) compared with profits of NIS 19 million for 2019 and over NIS 50 million for each of the years between 2016 and 2018. Should existing trends continue, our operating results may continue to decline in 2021 and possibly beyond, and may also result in losses, which would adversely affect our financial condition.”

Within the Israeli telecommunications market there are 4 major communication groups: Bezeq, HOT, Cellcom and Partner, as well as a number of smaller operators. See "Item 3D.2b Competition resulting from the full service offers by telecommunications groups and additional entrants into the telecommunications market, as well as other actual and potential changes in  the competitive environment and communications technologies, may continue to cause a further decrease in mobile and fixed-line service tariffs as well as an increase in subscriber acquisition and retention costs, and may reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations."

4B.9a          Competitors in the Cellular Services market

There are currently five cellular telephone network operators in Israel: Partner, Cellcom, Pelephone, HOT Mobile, and Xfone. Except for Xfone, these cellular operators are part of the four main telecommunications groups. In addition, there are six active MVNO operators – Golan Telecom, Hashikma Communications Marketing Ltd., (“Rami Levy”), Telzar 019 International Telecommunications Services Ltd. ("Telzar"), Free Telecom Ltd. ("Free Telecom"), Cellact Communications Ltd. ("Cellact") and Lev Anatel Ltd.

We compete principally on the basis of telecommunications service quality, brand identity, variety of handsets and other equipment, tariffs, value-added services and the quality of customer services.

The table below sets forth an estimate of each operator’s share of total subscribers in the Israeli cellular market at year-end for the years 2016 to 2020.

Estimated Market Shares*	2016	2017	2018	2019	2020

Partner	26%	25%	25%	25%	27%
Cellcom**	28%	27%	27%	26%	31%
Pelephone	23%	23%	21%	22%	23%
HOT Mobile	14%	15%	15%	13%	13%
Others	9%	10%	12%	14%	6%

* Based on Partner subscriber data, as well as information contained in published reports, and public statements issued by other operators.

** Includes Golan Telecom as of 2020.

Cellcom. Cellcom is an Israeli corporation founded in 1994 that is traded both on the Tel Aviv stock exchange as well as NYSE. Cellcom’s major beneficial shareholder is Discount Investment Corporation Ltd. In August 2011, Cellcom acquired Netvision, an Israeli fixed-line operator. Cellcom operates nationwide cellular telephone networks as well as fixed-line telephony, transmission and data services and has partially deployed LTE. In 2014, Cellcom launched OTT television services. In March 2017, Cellcom announced that it received regulatory approval for a networking sharing and hosting services agreement with Xfone.  In April 2017, Cellcom announced that following receipt of regulatory approvals, its 3G and 4G networking sharing and 2G hosting services greement with Golan Telecom, came into effect. In March 2019, Cellcom reported entering into definitive agreements for investment in IBC and indefeasible right of use in IBC's fiber-optic infrastructure and a term sheet for the sale of fiber-optic infrastructure in residential areas to IBC, which was approved by the Competition Authority in January 2021 and by the MoC in February 2021. In July 2019, Cellcom reported the completion of the transaction.  In June 2020, the Competition Authority approved Cellcom's purchase of Golan Telecom's entire share capital. We cannot yet assess the full impact of these transactions on our results of operations.

Pelephone. Pelephone is an Israeli corporation that is a wholly-owned subsidiary of Bezeq, Israel’s largest telecommunications provider and the primary fixed-line operator that is controlled by B Communications Ltd.

HOT Mobile. HOT mobile is held indirectly by the Altice Group, a French media group, controlled by Mr. Patrick Drahi, who also holds control of HOT Telecommunications Systems Ltd. (“HOT Telecommunications”). The HOT Group’s main areas of activity are multi-channel television services, fixed-line telephony services, PRI, internet broadband access, transmission and data communications services as well as ISP services through its subsidiary HOT-NET. In January and February 2021, the Competition Authority and the Minister of Communications respectively approved a transaction whereby HOT Telecommunications became an equal partner in IBC, holding indirectly 23.3% of IBC’s share capital. We cannot yet assess the full impact of this transaction on our results of operations.

In April 2015, the MoC approved a 15-year network sharing agreement between Partner and HOT Mobile pursuant to which the parties created a limited partnership to operate and develop a radio access network to be shared by both parties.  See “Item 4B.8 Our Network- Cellular Network Sharing Agreement”.

Other Operators

Golan Telecom. Since April 2017, Golan Telecom, is held by Electra Consumer Products Ltd., ("Electra") following the acquisition from Michael Golan, Xavier Niel and the Parienti family. In April 2017, Electra announced that following receipt of regulatory approvals, it finalized the acquisition of Golan Telecom and the 3G and 4G networking sharing and 2G hosting services agreement with Cellcom which came into effect. Golan Telecom began operations in early 2012 after winning a Ministry of Communications’ tender offer for frequencies in the 2100 MHz spectrum. In addition, in August 2020, Cellcom completed the purchase of Golan Telecom's entire share capital. Following approval of this purchase by the MoC, Golan Telecom was awarded an MVNO license in August 2020, which replaced its cellular license.

Xfone. Xfone is a privately owned telecommunications company that provides telecommunications services, was awarded a 5MHz frequency band in the 1800 spectrum and entered the market as the sixth facility-based cellular operator in 2018. Xfone offers cellular services as well as ISP and ILD services.

MVNOs. The Ministry of Communications has granted MVNO licenses to various companies, some of which have entered into hosting agreements with cellular operators. The major MVNOs are Golan Telecom, which is now fully owned by Cellcom; Rami Levy, which is a subsidiary of a major Israeli discount supermarket chain; Telzar, an ILD operator and Cellact which is owned by Cellact Ltd., a communications group active also in the content field.

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

The Bezeq Group. The Bezeq Group is under structural separation rules which apply to management, employees, assets, marketing and finance, and data systems. Starting in 2010, the Ministry of Communications has allowed the Bezeq Group to market bundled telecommunications services to the private sector, subject to certain conditions and limitations, including provisions which prevent Bezeq from discounting the price of bundled services from their unbundled prices and from including its fixed-line telephony service within bundles. See “Item 4B.2-  Broadband and Internet services.” Following implementation of the broadband wholesale market, the requirement for structural separation may be removed or eased, which would allow Bezeq to take advantage of its nationwide presence and cross-subsidization to market and sell more competitive and attractive offers than we will be able to offer. Bundled offerings have become more frequent in Israel and have caused price erosion in the services included. See “Item 3D.1a If the structural separation provisions which apply to Bezeq are not enforced or are removed (in part or in whole) before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations.”

The HOT Group. The HOT Group may offer a bundle of services only including fixed-line telephony, broadband infrastructure and multi-channel television (“Triple”). The bundle of services currently offered by the HOT Group may also include Cellular and ILD services, subject to the MoC's approval.

The Ministry of Communications allowed HOT Telecom LLP, HOT Telecommunication and HOT Mobile to sell and market each other’s services and exchange information regarding such marketing activities.

Once an effective wholesale fixed-line market is operating, the Ministry of Communications may cancel the structural separation imposed on the Bezeq and HOT Groups. This will allow the groups to offer attractive bundles that include all of the above services that may result in a loss of market share by Partner in all relevant telecom markets. See “Item 3D.1a If the structural separation provisions which apply to Bezeq are not enforced or are removed (in part or in whole) before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations.”

The Cellcom Group. Cellcom provides landline telephony, transmission, PRI, ISP and data services through inland fiber-optic transmission and complementary microwave links to business customers and private sectors. Since February 2015, Cellcom began marketing an ADSL infrastructure product (wholesale Bit Stream Access service provided over Bezeq's network). During 2015, Cellcom entered the television market using hybrid OTT-DTT television services which may be bundled with additional IP TV or over the top (OTT) offerings. In August 2020, Cellcom completed the purchase of Golan Telecom's entire share capital.

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

In the TV services market, we compete with Yes, a subsidiary of Bezeq, which offers TV services provided via satellite and via OTT; In 2019 Bezeq announced that Yes will migrate its satellite based broadcasting TV services to OTT, HOT that offers TV services provided via cable and via OTT, Cellcom that offers hybrid OTT-DTT TV services and Triple C Cloud Computing Company Ltd. that offers TV services via OTT. In addition, there are international VOD content providers that offer complementary TV content. See also “Item 4B.2 Special characteristics of the Fixed-Line Telecommunications Industry in Israel”.

Israel Broadband Company (IBC). IBC received a general license for the provision of fixed-line telecom services (infrastructure) and for the establishment of a nationwide fiber-optic network using the Israeli Electric Company’s infrastructure in August 2013. Although IBC is in principle permitted to provide its services only to other telecommunications licensees on a wholesale basis, IBC has introduced a new business model which enables it to reach the retail market through the services of ISPs who sign agreements with them. Initially, IBC had agreements with the relatively small ISPs, however in March 2019, Cellcom reported entering into definitive agreements for investment in IBC and indefeasible right of use in IBC's fiber-optic infrastructure and a term sheet for the sale of fiber-optic infrastructure in residential areas to IBC, which was completed in July 2019. In August 2018, the MoC announced its decision to allow IBC to apply for a new license, thereby replacing its universal deployment obligation with an obligation to reach only 40% of Israel's households within 10 years from the grant of such license. In January 2020, the MOC published a consultation in which it proposed that IBC would be allowed to offer its infrastructure services directly to end-users in bundles which include the ISP services of other suppliers. The MOC also proposed that IBC would be allowed to offer its infrastructure services and ISP services directly to the business segment. However, the MOC did not cancel IBC's exclusive right to use the Israeli Electric Company’s infrastructure nor did it require IBC to pay back the NIS 150 million grant which it received from the State. In January 2021, the Competition Authority approved HOT's acquisition of a 23.3% stake in IBC which was approved by the MoC in February 2021 and which will require IBC among other things to expand its universal deployment obligation to reach 68% of Israel's households within 5 years from the grant of its license. See "Item 4B.12e - ix Approval of the HOT-IBC Merger".

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

Frequency Fees. In August 2020, the Ministry of Communications informed the Company of the results of the frequencies tender published by the MoC and the award of 10 MHz in the 700 MHz frequency band, 20 MHz in the 2600 MHz frequency band and 100 MHz in the 3500 MHz frequency band to the Company and HOT Mobile, at a total price of NIS 62.38 million which shall be paid equally by the Company and HOT Mobile in September 2022. The frequencies were received in September 2020, and as a result, the Company recognized an intangible asset at a discounted amount of NIS 30 million against other non-current liabilities. The tender documents entitled the Company to a grant of NIS 37 million which is expected to be received in October 2022. As of December 31, 2020, an immaterial amount was recognized thereof in non-current prepaid expenses and other assets against property and equipment. Under the Telegraph Regulations, the Company is committed to pay an annual fixed fee for each frequency used. Following the above mentioned tender completion, the Telegraph Regulations were amended, reducing the frequency fees for existing frequencies, subject to certain conditions, and establishing fees for the new frequencies received. Under the above regulations should the Company choose to return a frequency, such payment is no longer due. For the years 2018, 2019 and 2020, the Company recorded frequency fee expenses in a total amount of approximately NIS 76 million, NIS 79 million and NIS 75 million, respectively.The total amount of frequency fees of both the Company and HOT Mobile under the regulations are divided between the Company and HOT Mobile, through PHI, according to the OPEX-CAPEX mechanism (see also note 9 to the consolidated financial statements).

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

4B.12e - i	Results of the 5G frequencies tender

In August 2020, the MoC informed the Company of the results of the frequencies tender and the award of 10 MHz in the 700 MHz frequency band, 20 MHz in the 2600 MHz frequency band and 100 MHz in the 3500 MHz frequency band to the Company and HOT Mobile, at a total price of NIS 62,380,000 million which shall be paid in equal parts by the Company and HOT Mobile. The tender documents entitled the Company to a grant of NIS 37 million which is expected to be received in October 2022 subject to the approval of the MoC. Partner operates a joint radio network with Hot Mobile., through the joint venture P.H.I. Networks (2015) LP, in accordance with the network sharing agreement between the two companies.

4B.12e - ii	MoC’s update to Bezeq's wholesale BSA tariffs applicable to its existing copper network

In December 2020, the MoC published an update to Bezeq’s wholesale tariffs applicable to the BSA (bit stream access) service provided over its existing copper network. The tariffs for this service are composed of a fixed monthly per-line tariff and a variable monthly tariff (which depends on the cumulative peak capacity of data consumed by the relevant subscribers during said month). In its update of these tariffs, the MoC reduced the fixed per-line tariff from 36 NIS per month to 30.6 NIS per month, and substantially reduced the capacity tariff from 10.2 NIS per Mbps per month to 6.5 NIS per Mbps per month.

4B.12e - iii	MoC decision regarding Bezeq’s wholesale BSA tariff applicable to its future fiber-optic network

In August 2020, the MoC published its decision regarding the maximum tariff that Bezeq will be allowed to charge for access to the BSA (Bitstream Access) service over Bezeq's fiber-optic network. The maximum tariffs have been set as follows - for a line with a speed of up to 550 Mbps the maximum tariff will be NIS 71 per month (excluding VAT) and for a line with a speed of up to 1,100 Mbps the maximum tariff will be NIS 79 per month (excluding VAT). These tariffs shall not include installation fees. These tariffs mark a decrease from the initial tariffs proposed by the MoC in its hearing on this matter (71 NIS for a speed of up to 400 Mbps, and 85 NIS for a speed of up to 1,100 Mbps), however, the initial tariffs proposed were meant to include installation costs.

4B.12e - iv	Upgrade of Bezeq’s existing copper infrastructure to VDSL35b Technology

In July 2020, Bezeq reported that the MoC has allowed it make use of VDSL35b Technology, According to Bezeq’s report, this technology will allow it to substantially improve internet connection speeds and will allow it to market connections of up to 200 Mbps. Bezeq’s report states that the rollout of this new technology is expected to be limited to approximately 230,000 subscribers. According to the MoC’s approval, the relevant retail offering may be launched four months after the update to the existing interface with wholesale providers is published by Bezeq. Bezeq launched the VDSL35b Technology during November 2020. The launch of this technology allows Bezeq to better respond to FTTH (Fiber to the Home) services offered by the Company, but would also allow the Company to improve the speed of the wholesale infrastructure services it offers, thus improving its TV services.

4B.12e - v	MoC decision regarding the joint use of fiber-optic infrastructure in existing residential buildings

In July 2020, the MoC published its decision on the joint use and deployment of fiber-optic infrastructure in existing residential buildings. The decision stipulates that the first operator to deploy fiber-optic cables in an existing residential building (with more than 4 apartments) will be required to offer other operators to jointly use those cables in return for them taking part in the costs involved plus a reasonable premium. The first operator to deploy in such buildings will also be required to deploy the infrastructure in such a way as to enable at least one more operator to jointly use such infrastructure (in addition to the operator/operators who have agreed to joint use of the infrastructure).The implementation of this decision involves an agreement between the relevant operators. As of date, the Company has yet to reach an agreement on such joint use with another operator.

4B.12e - vi	Voluntary Tariffs for wholesale BSA service on Hot Telecom’s network

In December 2019, the MoC published a hearing suggesting a substantial reduction to the wholesale BSA (bit stream access) services on HOT Telecom's network. The MoC based its suggested tariffs on a benchmark of HOT Telecom’s existing retail offerings and deducted the estimated retail costs involved in providing these services (a “retail minus” pricing approach). The Company filed its position regarding this hearing and argued for lower tariffs.

In July 2020, the MoC published a decision in which it adopted HOT Telecom’s voluntary proposal for a reduction in its BSA tariffs (in place of the tariffs initially suggested in the MoC’s hearing). For example, the new voluntary tariffs include a reduction in the fixed monthly per-line tariff for a 200 Mbps line (from 55.8 NIS per line to 39 NIS) and a reduction in the variable monthly tariff (from 15.6 NIS per Mbps to 12.5 NIS). The new voluntary tariffs came into effect on July 15, 2020.

4B.12e - vii	Amendment to the Communications Law regarding the deployment of fiber-optic infrastructures in Israel

Following the recommendations of the Inter-Ministerial team on the deployment of ultra-wide band communications infrastructures and the Minister’s decision regarding these recommendations, in December 2020, an amendment to the Communications Law was published. This amendment lays out the framework and incentives for the deployment of fiber-optic communication infrastructures in Israel and includes the following:

Bezeq will be allowed to choose in which statistical areas it will roll out its fiber-optic network. Within such areas, Bezeq will be required to connect 100% of households to its fiber-optic network within six years. Bezeq is obliges to announce the areas in which it intends to deploy by the end of May 2021 (this period may be extended by the Minister by up to two months) (the “Announcement”);

In the areas where Bezeq decides not to lay a fiber-optic network, another operator will be chosen (by a reverse tender process) to deploy a fiber-optic network to all households in said area. Such operator will receive an incentive for such deployment from a universal service fund and will enjoy exclusivity in deploying a fiber-optic network in this area (but will be obliged to provide other operators with a wholesale BSA (bit stream access) service provided over their fiber-optic network;

The universal service fund incentive plan will be funded by a tax on all relevant telecommunications operators (including Bezeq and Partner) at an annual rate of 0.5% of income (deducting Interconnection fees and fees paid for use of another operators’ network);

In the areas where Bezeq decides not to lay a fiber-optic network, it and its subsidiaries will not be allowed to deploy a fiber-optic network. This prohibition does not apply to business subscribers. Furthermore, the Minister may allow Bezeq to deploy a fiber-optic network to households in such areas provided the number of households in such areas does not exceed 10% of the number of households Bezeq has committed to deploying in its Announcement.

4B.12e - viii	Structural separation provisions applicable to the Bezeq and Hot groups

In June 2020, the MoC published the report of the inter-departmental team (“the Team”) tasked with examining the structural separation provisions applicable to the Bezeq and Hot Telecom groups. After weighing the alternatives, and considering the ramifications of canceling the current provisions – the Team recommended not to cancel the current structural separation provisions at this time. The Team’s MoC members were of the opinion that the current provisions applicable to Bezeq have been effective thus far and cancelling them would severely harm competition and the welfare of consumers.

In February 2019, Bezeq filed a petition with the High Court of Justice against the MoC for immediate cancellation of the structural separation within the Bezeq Group. In February 2021, following the recommendation of the Court, Bezeq withdrew its petition.

4B.12e - ix	Approval of the HOT-IBC Merger

In September 2020, Cellcom announced that it, together with the Israel Infrastructure Fund, entered into an investment transaction with Hot Telecommunication Systems Ltd ("HOT") in IBC Israel Broadband (2013) Ltd (“IBC”). According to Cellcom’s announcement, HOT shall become an equal partner in IBC, and hold indirectly 23.3% of IBC’s share capital. In January 2021, the Competition Commissioner granted its approval for the transaction. In February 2021, The Minister of Communications granted its approval for the transaction under the following conditions, among others:

•	IBC will be required deploy its network to 1.7 million households within 5 years;

•
IBC will be required to provide a "shelf offer" to any operator interested in purchasing its services. This shelf offer will include the services and the terms specified in IBC’s IRU Agreements with Cellcom and HOT and be subject to a minimum obligation regarding the number of lines to be purchased and offer a reduced tariff to any operator purchasing 5% or more of the number of households accessible to IBC’s network;

•	IBC would also be obliged to offer up to 10% discount on its wholesale prices to any operator who would purchase over 15,000 lines.

4B.12e - x	Hearings and Examinations

The Ministry of Communications and other regulators have also conducted hearings and examinations on various matters related to our business, such as:

•
Hearings regarding a reform in the structure of the Internet Market. The fixed internet access market in Israel was historically divided into two tiers of services: infrastructure services and ISP (internet service provider) service. This split was intended to allow entry of new competitors, which provide services over Bezeq's infrastructure. On October 4, 2020, the MoC published a hearing regarding a reform in the structure of the Internet Market (the “First Hearing”). The First Hearing was aimed at ending the split of this segment into two tiers and allowing Bezeq and Hot Telecom to market a unified product (comprised of both infrastructure and ISP components). This proposed reform was not intended to apply to the business sector. According to the First Hearing, the proposed reform was meant to enter into force on January 1, 2022 allowing ISPs to prepare for the change in the structure of this market. The Company has filed its position regarding this hearing. The Company agreed with the consumer need for a unified service but has argued that Bezeq and HOT should not be allowed to market the unified product before competition (via the wholesale market) has been based.

After considering the various positions filed in the First Hearing, On February 23, 2021, the MoC published a secondary hearing regarding its proposed reform in the structure of the Internet Market (the “Secondary Hearing”).

In its Secondary Hearing, the MoC focused on improving the mechanisms of the wholesale market as the primary tool for leveling the playing field between the infrastructure owners (Bezeq and Hot Telecom) and their competitors, the service providers. The MoC proposed several key performance indicators (“KPIs”) that would indicate whether a competitively effective wholesale market has been established. In addition, the MoC suggested that compensation mechanisms for breach of theses KPI’s would be established in order to balance-out any harm to the competitiveness of the service providers caused by discriminatory acts of the Infrastructure owners. The Secondary Hearing proposed a process for establishing enforceable KPIs on the infrastructure owners that would link the successful implementation of these KPIs with the approval for the marketing of a unified product by the infrastructure owners.

•
Hearing regarding metering of the cellular licenses’ coverage obligations. In order to increase the effective supervision of the cellular licenses’ coverage obligations the MoC proposed to set updated, equal and uniform indices. In order to achieve this stated goal, The MoC suggested several measures including: requiring periodic reports regarding cellular coverage, requiring specific reports (at the polygon level) concerning cellular coverage in response to complaints in this matter.

•
Hearing regarding data requirements on the consumption of communication services. In order to improve its view of the market and consumer characteristics, the MoC proposed that licensees would be required to provide it with ongoing (monthly) detailed reports concerning all subscribers and the services provided to each of them. This data includes identifying details of the subscriber (such as his address), detail of the service package he is provided with (including the date of subscription and the prices thereof), and detailed data concerning each service provided to the subscriber. Although the MoC stated that it intends to tokenize this data (thus un-personalizing it), we believe this data requirement still raises serious privacy protection issues which the company has specified in its written position regarding this hearing.

•
Hearing regarding a proposed framework for the shutdown of 2G and 3G cellular networks. In order to improve spectral efficiency, the MoC has published a hearing which proposes a framework for the shutdown of 2G and 3G networks and free up their spectral assets to be used in 4G and 5G networks. The proposed framework includes the following steps: Shutdown of 2G and 3G network by year end 2025; Operators will not be allowed  to activate new lines in 2G or 3G technologies beginning July 1st. 2022; No 2G or 3G user-end equipment will be allowed to be imported beginning July 1st. 2021. As part of this the MoC stated that it may terminate the use of the spectrum awarded to us and which is currently used for 2G and 3G. We strongly oppose such moves as they conflict with the terms of the award of such frequencies, will hinder our ability to respond to increased demand and would void any incentive for re-farming of frequencies used by 2G and 3G networks to more advanced networks (4G and 5G).

•
Bezeq – Yes merger. In March 2014, the Antitrust Commissioner approved a merger between Bezeq and its subsidiary, DBS Satellite Services (1998) Ltd. ("Yes"), a multi-channel pay TV provider, subject to certain conditions. These conditions, included, among other things, the following: (1) Bezeq and Yes shall not be a party to exclusivity arrangements regarding audio-visual content which is not locally produced by it (or for it); and (2) The Bezeq groups TV services are to be provided and sold under equal terms to all of Bezeq’s subscribers, whether they purchase other services from Bezeq or not. Under this condition, if the Bezeq Group chooses to sell a triple-play package at a certain price, it must sell the TV services at a separate price so that the price of the TV services will be the same whether the services were purchased as part of the Triple-play package or whether they were purchased as stand-alone TV services. In November 2020 the Competition Authority published a consultation in which it considered amending the above-mentioned conditions in order to allow the Bezeq Group to sell service packages that include television services without the obligation to sell the television services at a separate price that will be uniform for package purchasers and those who do not purchase packages. In addition, the Commissioner considered amending the term prohibiting exclusivity so that it does not apply to the purchase of foreign content. On the other hand, the Commissioner proposed that with regard to sports content and local content that does not fall within the definition of the term Local Productions, the original condition will remain in force. The Company filed a detailed position strongly opposing the proposed amendments to the merger conditions. As of date, the Competition Authority has yet to publish its decision on this matter.

4B.12e - xi	Anti-Trust Regulation.

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

Under the terms of the license, we have provided a NIS 5 million (US$ 2 million) guarantee to the State of Israel to secure the Company’s adherence to the terms of the license.

Our license allocates to us specified frequencies and telephone numbers.

Term. Our license was originally valid for a period of ten years (until April 2008), but has been extended until 2022. At the end of this period, the license may be extended for additional ten-year periods upon our request to the Ministry of Communications, and a confirmation from the MoC that we have met the following performance requirements:

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

Our license authorizes us on a non-exclusive basis to establish and operate a mobile telephone network in Israel. The Ministry of Communications amended our license in August 2020 to include the provision of 4G and 5G services in the 700, 900, 1800, 2100, 2600 and 3500 MHZ spectrum and to allow us access network sharing with HOT Mobile, another cellular operator.

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

•
Until February 2021, at least 5% of our issued and outstanding share capital and of each of our means of control had to have been held by Israeli entities from among our founding shareholders and their approved substitutes See "Item 3D.1l Our cellular telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. Ensuring compliance with these obligations and restrictions may be outside our control.  If the obligations or restrictions are not respected by our shareholders, we could be subject to significant monetary sanctions or lose our license." “Israeli entities” are defined as individuals who are citizens and residents of Israel and entities formed in Israel and controlled, directly or indirectly, by individuals who are citizens and residents of Israel, provided that indirect control is only through entities formed in Israel, unless otherwise approved by the Israeli Prime Minister or Minister of Communications.

•
Until February 2021, at least 10% of our Board of Directors had to be appointed by Israeli entities, as defined above, provided that if the Board of Directors was comprised of up to 14 members, only one such director must be so appointed, and if the Board of Directors was comprised of between 15 and 24 members, only two such directors must be so appointed. See 3D.1l Our cellular telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. Ensuring compliance with these obligations and restrictions may be outside our control.  If the obligations or restrictions are not respected by our shareholders, we could be subject to significant monetary sanctions or lose our license.

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

Conversely, we must allow other network operators to interconnect to our network. See “Item 4B.6h Interconnection”.

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

Universal Service. We are required to provide any service with the same coverage as our existing network. According to our license, we are required to meet certain coverage requirements for our 3G, 4G and 5G services.

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

•
Until February 2021, at least 5% of our issued share capital and of each of our means of control had to have been held by Israeli entities from among our founding shareholders and their approved substitutes. See "Item 3D.1l Our cellular telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. Ensuring compliance with these obligations and restrictions may be outside our control.  If the obligations or restrictions are not respected by our shareholders, we could be subject to significant monetary sanctions or lose our license.

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

Current proposed changes impose additional restrictions and/or requirements on the construction and operation of network sites, however the Supreme Court accepted the position of the cellular companies and ruled that in accordance with the Amended Plan, network sites may be approved even if these sites are operating in frequencies not specifically detailed in the frequency charts attached to the Amended Plan.

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

In 2013, the Company entered into a 15-year Network Sharing Agreement with HOT Mobile. Pursuant to the Network Sharing Agreement, the parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership, which will operate and develop a cellular network to be shared by both parties, starting with a pooling of both parties’ radio access network infrastructures to create a single shared radio access network. The parties have also established a 50-50 company under the name Net 4 P.H.I Ltd. to be the general partner of the limited partnership. See “Item 4B.8 Our Network”.

4D.          Property, Plant and Equipment

Headquarters

We lease our headquarter facilities in Rosh Ha-ayin, Israel, with a total of approximately 51,177 gross square meters (including parking lots). A recent amendment to the lease agreements for its headquarters facility in Rosh Ha’ayin was signed, according to which the lease term is extended until the end of 2034. The rental payments are linked to the Israeli CPI. We also lease call centers in several cities. The leases for each site have different lengths and specific terms. We believe that our current call center facilities are adequate for the foreseeable future, and that we will be able to extend the leases or obtain alternate or additional facilities, if needed, on acceptable commercial terms.

Network

For a description of our telecommunications network, see “Item 4B.8 Our Network” above.

We lease most of the sites where our mobile telecommunications network equipment is installed throughout Israel. At December 31, 2020, we had 3,044 network sites (including micro-sites). The lease agreements relating to our network sites are generally for periods of two to ten years. We have the option to extend the lease periods up to ten years (including the original lease period).

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

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following operating and financial review and prospects is based upon and should be read in conjunction with our financial statements and selected financial data, which appear elsewhere in this report. You should also read the risk factors appearing in Item 3D of this Annual Report for a discussion of a number of factors that affect and could affect our financial condition and results of operations.

5A.          Operating Results

5A.1          OVERVIEW

5A.1a          Key Financial and Operating Data

The table below sets forth a summary of selected financial and operating data for the years ended December 31, 2019 and 2020.

	Year ended December 31,
	2019	2020

Revenues (NIS million)	3,234	3,189
Operating profit (NIS million)	87	96
Profit before income taxes (NIS million)	19	27
Profit for the year (NIS million)	19	17
Capital expenditures (additions) (NIS million)	578	595
Net cash provided by operating activities (NIS million)	837	786
Net cash used in investing activities (NIS million)	(1,181)	(581)
Cellular Subscribers (end of period, thousands)	2,657	2,836
Annual cellular churn rate (%)	31%	30%
Average monthly revenue per cellular subscriber (ARPU) (NIS)	57	51
TV subscribers (end of period, thousands)	188	232
Infrastructure-based internet subscribers (end of period, thousands)	268	329
Fiber-optic subscribers (end of period, thousands)	76	139
Homes Connected (HC) to the fiber-optic infrastructure (end of period, thousands)	324	465

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
Adjusted EBITDA Adjusted EBITDA margin (%)
Profit
add
Income tax expenses,
Finance costs, net,
Depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges),
Other expenses (mainly amortization of share-based compensation).

Adjusted EBITDA
divided by
Total revenues
Profit
Adjusted Free Cash Flow	Net cash provided by operating activities add Net cash used in investing activities deduct Proceeds from (investment in) deposits, net deduct Lease principal payments deduct Lease interest payments	Net cash provided by operating activities add Net cash used in investing activities
Total Operating Expenses (OPEX)
Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
add
Credit losses
deduct
Depreciation and amortization expenses
deduct
Other expenses (mainly amortization of employee share-based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses, Credit losses

Net Debt
Current maturities of notes payable and borrowings
add
Notes payable
add
Borrowings from banks
add
Financial liability at fair value
deduct
Cash and cash equivalents
deduct
Short-term and long-term deposits

Sum of:
Current maturities of notes payable and borrowings,
Notes payable,
Borrowings from banks,
Financial liability at fair value
Less
Sum of:
Cash and cash equivalents,
Short-term deposits,
Long-term deposits

Various line items excluding the impact of the implementation of IFRS 16	Line item less the amount of the impact of IFRS 16	The corresponding line item as reported in the Company’s financial statements

5A.1b          Business Developments in 2020

The results of the year 2020 were materially negatively affected by the COVID-19 crisis which caused a very significant reduction in revenues from roaming services and also negatively affected equipment sales due to the closure of sales points at certain times during the year. Whilst the Company succeeded in mitigating a proportion of the aforementioned effects through proactive cost-cutting measures as well as adjustments in a variety of business areas, including capitalizing on the increase in demand for some of the Company's services as a result of the crisis and shifting our focus towards alternative sales channels, the overall net impact remained materially negative.

 Competition in the Israeli telecommunications market remained intense, across both cellular segment services and fixed-line segment services, as well as in the market for equipment and device sales, although the level of intensity across cellular segment services declined compared with the previous year. As a result, the continued price erosion in our principal markets had a further significant negative impact on the Company’s business results.

Cellular market.  As an illustration of the level of competition in the cellular market, approximately 1.9 million cellular subscribers are estimated to have switched operators within the Israeli market (with number porting) during 2020; approximately 2.2 million subscribers switched in 2019 and approximately 2.4 million switched in 2018.  While our annual churn rate for cellular subscribers decreased marginally in 2020 to 30% compared with 31% in 2019 and 35% in 2018, competition in the cellular subscriber market remained intense. Significant price erosion continued to be caused by the number of cellular subscribers who moved between different rate plans or airtime packages (generally with a lower monthly fee) within the Company.

Over 2020, the Company's cellular subscriber base increased net, by approximately 179,000. The pre-paid subscriber base increased by approximately 50,000, compared with an increase of approximately 6,000 in 2019, while the post-paid subscriber base increased by approximately 129,000, compared with an approximately 5,000 in 2019. The increase in the post-paid subscriber base included approximately 25,000 subscribers to a twelve-month data package for modems provided to students by the Ministry of Education as part of their COVID-19 crisis program. As part of the same program, a further approximate 42,000 subscribers are expected to join the post-paid subscriber base during the first half of 2021.

At the end of December 2020, the Company’s cellular subscriber base (including cellular data, 012 Mobile subscribers and M2M subscriptions) was approximately 2.84 million, including approximately 2.5 million post-paid subscribers or 88% of the base, and approximately 341,000 pre-paid subscribers, or 12% of the subscriber base. Total cellular market share in Israel (based on the number of subscribers) at the end of 2020 was estimated to be approximately 27%, compared with 25% in 2019.

The monthly Average Revenue Per User (ARPU) for cellular subscribers for the year 2020 was NIS 51 (US$ 16), a decrease of approximately 11% from NIS 57 in 2019. The decrease mainly reflected the impact of the COVID-19 crisis on roaming service revenues and the continued price erosion of cellular services due to the continued competitive market conditions, which were partially offset by an increase in interconnect revenues due to the significant increase in incoming call volumes related to the COVID-19 crisis and the contribution of Partner's value strategy, ‘Partner More’. Overall, cellular service revenues decreased by 8% in 2020 compared with 2019.

Fixed line market. Total fixed line segment service revenues increased by 7% in 2020, largely as a result of increased revenues from TV and internet services. Over 2020, the Company's TV subscriber base increased, net, by approximately 44,000 from approximately 188,000 subscribers at the end of December 2019 to approximately 232,000 subscribers at the end of December 2020. In addition, the number of infrastructure-based internet subscribers increased, net, by approximately 61,000 from approximately 268,000 subscribers at the end of December 2019 to approximately 329,000 subscribers at the end of December 2020, within which the number of fiber-optic subscribers increased net, by approximately 63,000 from approximately 76,000 subscribers at the end of December 2019 to approximately 139,000 subscribers at the end of December 2020. The increase in revenues from TV and internet services was partially offset by the continued decrease in revenues from international calling services (including the market for wholesale international traffic) which continue to be adversely affected by the increased penetration of internet-based solutions.

Equipment sales.  Revenues from equipment sales increased in 2020 by 1%, principally reflecting significant increases in sales to wholesale customers and in sales of fixed-line equipment for both business and private customers, partially offset by lower volumes of retail sales reflecting the closure of sales points during certain COVID-19-related lockdown periods during the year.

Total operating expenses. Total operating expenses decreased by NIS 14 million, or one percent, in 2020 compared with 2019 to a total of NIS 1,871 million (US$ 582 million) (including cost of service revenues (NIS 2,128 million in 2020) and selling, marketing, administrative expenses and credit losses (NIS 459 million in 2020), and excluding depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share-based compensation) (NIS 716 million in 2020); this measure is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. The decrease mainly reflected a decrease in workforce expenses as part of the cost-cutting measures taken to mitigate the impact of the COVID-19 crisis on revenues, and a decrease in wholesale internet infrastructure access expenses following receipt of a government-mandated refund from Bezeq of approximately NIS 20 million of payments for access to the wholesale internet infrastructure in previous years. The decreases in these expenses were partially offet by increases in interconnect expenses due to the significant increase in outgoing call volumes related to the COVID-19 crisis (in parallel to the increase in incoming call volumes discussed above).  See also Items 5A.2a and 5A.2b for a breakdown of total operating expenses by segment.

Profitability. Profit for the year 2020 was NIS 17 million (US$ 5 million), a decrease of 11% compared with NIS 19 million in 2019. Adjusted EBITDA in 2020 totaled NIS 822 million (US$ 256 million), a decrease of 4% from NIS 853 million in 2019, primarily reflecting the material negative impact of the COVID-19 on revenues, partially offset by the decrease in total operating expenses.

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

As set forth in the settlement agreement, the advance payments were recognized and reconciled evenly on a quarterly basis over a period until the second quarter of 2017, against contingent marketing, sales, customer services and other expenses to be incurred over this period.  The income was recorded in the Company’s income statement under “Income with respect to settlement agreement with Orange" during the years ended December 31, 2015, 2016 and 2017 respectively as follows: NIS 61 million, NIS 217 million and NIS 108 million.

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

 The Lump Sum is recognized as deferred revenue for the cellular segment amortized quarterly in the income statement over a period of eight years, starting with the second quarter of 2016.  Eight years has been determined to be the shorter of the expected period of the arrangement or the expected life of the related assets.  Accordingly, approximately NIS 23 million was amortized to revenues in the income statement during 2016, and approximately NIS 31 million (US$ 10 million) was amortized to revenues in the income statement for each of the years 2018, 2019 and 2020.

The Network Sharing Agreement provides material financial benefits to Partner in terms of both recognition of the amortized Lump Sum payments and savings in operational expenses and capital investments; however, such financial benefits are dependent on factors set forth in the related risk factor. See “Item 3D.2l If the network sharing agreement entered into with HOT Mobile is unilaterally terminated by HOT Mobile earlier than we expect, we will be required to split the shared network with HOT Mobile and the resources, time and expense it may take us to have our own network in a nationwide coverage, would be substantial and could also materially harm our business and the results of operations at such time.”

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

Starting January 1, 2019, payments with respect to rights to use PHI's fixed assets have been presented in the statement of cash flows as cash used in investing activities.

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

5A.1e          Impairment tests

Annual goodwill impairment test in the Fixed-Line segment

Goodwill in the fixed-line segment is allocated to a single group of CGUs which constitute all the operations of the fixed-line segment, in an amount of NIS 407 million.

For the purpose of the goodwill impairment tests in the fixed-line segment as of December 31, 2018, 2019 and 2020, the recoverable amount was assessed by management with the assistance of an external independent expert (BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The terminal growth rate represents the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

	As of December 31,
	2017	2018	2019	2020
Terminal growth rate	0.9%	1%	1%	1%
After-tax discount rate	9.3%	9.5%	8.0%	7.5%
Pre-tax discount rate	11.2%	11.5%	9.6%	9.0%

The impairment tests in the fixed-line segment as of December 31, 2018, 2019 and 2020, were based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts.

As a result of the impairment tests, the Group determined that no goodwill impairment existed as of December 31, 2018, 2019 and 2020. See also note 4(3) and note 2(h) to our consolidated financial statements.

Sensitivity Analysis:

The headroom of the fixed line segment recoverable amount over the carrying amount as of December 31, 2018, 2019 and 2020 was approximately 21%, 42% and 37% respectively. Sensitivity analysis was performed for the recoverable amount as of December 31, 2020 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 7.5% (6.75% to 8.25%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable 1.0% (0% to 2%), assuming all other variables constant. Results showed that no impairment charge is required for both analyses.

Interim impairment tests of non-financial assets

The economic slowdown in the markets triggered in March 2020 the identification of indicators for impairment of non-financial assets. In particular, the significant fall in the volume of international travel by the Company's customers has caused a significant decrease in revenues from roaming services, which affected the cellular segment. In addition, the temporary closures of shopping malls and changes in general consumer behavior adversely affected the volume of sales of equipment, which affected the cellular and the fixed-line segments.

The Company tested the recoverable amount of the fixed line segment as of March 31, 2020, based on value-in-use calculations. The recoverable amount was assessed by management with the assistance of an external independent expert (BDO Ziv Haft Consulting & Management Ltd.). The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The terminal growth rate represents the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

March 31, 2020
Terminal growth rate	1.0%
After-tax discount rate	8.25%
Pre-tax discount rate	9.9%

As a result of the impairment test, the Group determined that no impairment existed as of March 31, 2020.

The Company tested as of March 2020 the impairment of the cellular segment assets with the assistance of an external expert (BDO Ziv Haft Consulting & Management Ltd.), using a reasonable approximation of its fair value less costs of selling as its recoverable amount, and determined that no impairment was required. No other adverse changes have been identified since March 2020 with the continuation of the crisis and therefore the Company determined that no impairment indicators existed in respect of the cellular segment assets as of December 31, 2020.

5A.1f          Significant regulatory developments

For information regarding developments which have had and may have a significant impact on our operating results, see “Item 3D.1 RISKS RELATING TO THE REGULATION OF OUR INDUSTRY” and “Item 4B.12 REGULATION”.

5A.1g          Revenues

We derive revenues from both providing services and selling equipment.

Our principal source of revenues is the cellular segment, deriving from the provision of cellular communications services such as airtime calls, international roaming services, text messaging, internet browsing, value-added and content services, handset repair services and services provided to other operators that use the Company's cellular network.

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

5A.1h          IFRS 15 Revenue from Contracts with Customers

In the third quarter of 2017, the Group early adopted with a date of initial application of January 1, 2017 (the "transition date") IFRS 15, Revenue from Contracts with Customers, and its clarifications ("IFRS 15", "The Standard") using the cumulative effect approach, which effect was immaterial as of the transition date.

The revenue recognition standard IFRS 15, Revenue from Contracts with Customers, and its clarifications outlines a single comprehensive model of accounting for revenue arising from contracts with customers. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount:

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

Additions of distinct goods or services at their stand-alone sale price are treated as separate contracts.

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

A discount is allocated to one or more, but not all, performance obligations in the contract if (a) the Group  regularly sells each distinct good or service (or each bundle of distinct goods or services) in the contract on a stand-alone basis, (b) the Group  also regularly sells on a stand-alone basis a bundle (or bundles) of some of those distinct goods or services at a discount to the stand-alone selling prices of the goods or services in each bundle; and (c) the discount attributable to each bundle in 'b' above is substantially the same as the discount in the contract and an analysis of the goods or services in each bundle provides observable evidence of the performance obligation (or performance obligations) to which the entire discount in the contract belongs.

(5) Satisfaction of performance obligations

The Group recognizes revenue when it satisfies performance obligations by transferring control over the goods or services to the customers.

Revenues from services and from providing rights to use the Group's assets, (either month-by-month or long term arrangements) are recognized over time, as the services are rendered to the customers, since the customer receives and uses the benefits simultaneously, and provided that all other revenue recognition criteria are met.

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

The Group applied IFRS 16 Leases from its mandatory adoption date January 1, 2019. The Group applied the simplified transition approach and did not restate comparative amounts for the year prior to first adoption. Right-of-use assets for certain property leases were measured on transition as if the new rules had always been applied. All other right-of-use assets were measured at the amount equal to the lease liability on adoption (adjusted for any prepaid or accrued lease expenses, dismantling and restoring obligations). The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019.

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

Covid-19-Related Rent Concessions – amendments to IFRS 16

In May 2020, the IASB amended IFRS 16 Leases which provides lessees with an option to treat qualifying rent concessions in the same way as they would if they were not lease modifications. This resulted in accounting for concessions received in an immaterial amount as variable lease payments in the period in which they are granted. The expedient was applied to all qualifying rent concessions.

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

5A.1m          Credit Losses

Credit losses are equivalent to net impairment losses on financial and contract assets under IAS1(82).

5A.1n          Other Income, Net

The principal component of our other income, net, is:

•	Unwinding of trade receivables

5A.1o          Finance Costs, Net

The principal components of our finance expenses are:

•	Interest expenses

•	Interest for lease liabilities

•	Finance charges for financial liability

The principal components of our finance income are:

•	Net foreign exchange rate gains

•	Interest income from cash, cash equivalents and deposits

5A.1p          Key Business Indicators (Operating Data)

Our primary key business indicators for the cellular segment are as follows. These indicators are widely used in the cellular telephone service industry to evaluate performance.

•	Cellular subscriber base

•	Cellular average monthly revenue per subscriber (ARPU)

•	Cellular Churn rate

Our primary key business indicators for the fixed-line segment are as follows:

•	TV subscriber base

•	Infrastructure-based internet subscribers

•	Fiber-optic subscribers

•	Homes Connected (HC) to the fiber-optic infrastructure

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

The useful economic lives of the Group's property and equipment are an estimate determined by management. The Group defines useful economic life of its assets in terms of the assets' expected utility to the Group. This estimation is based on assumptions of future changes in technology or changes in the Group's intended use of these assets, experience of the Group with similar assets, and legal or contract periods where relevant. The useful economic lives of the Group's intangible assets are an estimate determined by management based on assumptions of future changes in technology, legal rights, experience of customer's behavior, and experience of the Group with similar assets where relevant. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at least annually. See also note 2(e) and note 2(f) to the financial statements.

Change in accounting estimate:

The Company expected in 2019 that the license would be renewed at a high level of certainty: the Company estimated in 2019 that based on its experience and acquaintance with the communications market in Israel, if current conditions continue, there is a high probability that the license will be extended for the additional term of 6 years. Following this examination, the estimated useful life of the 2G and 3G frequencies was re-evaluated for an additional period of 6 years, thereby ending on February 1, 2028. The effect of these changes on the consolidated financial statements were as follows: the amortization expenses of the cellular license were reduced by NIS 15 million in the fourth quarter of 2019, by NIS 60 million in 2020 and are expected to be reduced in 2021 by approximately NIS 60 million.

 On September 29, 2020 the Company's cellular license was amended (amendment number 107), whereby the Company is entitled to request an extension of the license for additional periods of ten years instead of six years, at the discretion of the MoC and the Israeli Civil Administration. See information with respect to the extension provisions in note 1 (c) to the financial statements. On receipt of the license amendment, and with respect to the high probability judgement that remained the same, the estimated life of the 2G and 3G frequencies were re-valuated for an additional period of 4 years, thereby ending on February 1, 2032. The effect of these changes on the consolidated financial statements (in addition to the 2019 abovementioned change in estimate) were as follows: the amortization expenses of the cellular license were reduced in the fourth quarter of 2020 by NIS 2 million, and are expected to be reduced by an annual amount of approximately NIS 8 million in 2021. See also note 2(f)(1) and note 11 to the financial statements.

(2)	Assessing the recoverable amount for impairment tests of non-financial assets

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

The economic slowdown in the markets triggered in March 2020 the identification of indicators for impairment of non-financial assets. In particular, the significant fall in the volume of international travel by the Company's customers has caused a significant decrease in revenues from roaming services, which affected the cellular segment. In addition, the temporary closures of shopping malls and changes in general consumer behavior adversely affected the volume of sales of equipment, which affected the cellular and the fixed-line segments.

The Company tested the recoverable amount of the fixed line segment as of March 31, 2020, based on value-in-use calculations. The recoverable amount was assessed by management with the assistance of an external independent expert (BDO Ziv Haft Consulting & Management Ltd.). The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The terminal growth rate represents the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

March 31, 2020
Terminal growth rate	1.0%
After-tax discount rate	8.25%
Pre-tax discount rate	9.9%

As a result of the impairment test, the Group determined that no impairment existed as of March 31, 2020.

The Company tested as of March 2020 the impairment of the cellular segment assets with the assistance of an external independent expert (BDO Ziv Haft Consulting & Management Ltd.), using a reasonable approximation of its fair value less costs of selling as its recoverable amount, and determined that no impairment was required. No other adverse changes have been identified since March 2020 with the continuation of the crisis and therefore the Company determined that no impairment indicators existed in respect of the cellular segment assets as of December 31, 2020.

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

(3)	Assessing the recoverable amount for impairment tests of goodwill

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. The recoverable amount of the fixed line segment to which goodwill has been allocated to have been determined based on value-in-use calculations. For the purpose of the goodwill impairment tests as of December 31, 2016, 2017, 2018, 2019 and 2020 the recoverable amount was assessed by management with the assistance of external independent experts (BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The terminal growth rate represents the long-term average growth rate of the fixed-line communications services business.

The key assumptions used in the December, 31, 2020 test were as follows:

Terminal growth rate          1.0%

After-tax discount rate        7.5%

Pre-tax discount rate          9.0%

The impairment test as of December 31, 2020 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 13(1) and note 2(h) to the consolidated financial statements. No impairment charges were recognized in with respect to goodwill through the years 2017-2020.

Sensitivity Analysis:

The headroom of the fixed line segment recoverable amount over the carrying amount as of December 31, 2018, 2019 and 2020 was approximately 21%, 42% and 37% respectively. Sensitivity analysis was performed for the recoverable amount as of December 31, 2020 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 7.5% (6.75% to 8.25%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal permanent growth rate within the range of ± 1% of the variable 1.0% (0% to 2%), assuming all other variables constant. Results showed that no impairment charge is required for both analyses.

(4)	Assessing impairment of financial assets

 The allowance for credit losses for financial assets is based on assumptions about risk of default and expected loss rates. The Group uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s past history, existing market conditions as well as forward-looking estimates at the end of each reporting period.  Individual receivables which are known to be uncollectable are written off by reducing the carrying amount directly. The other receivables are assessed collectively, grouped based on shared credit risk characteristics and the days past due.

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.  For trade receivables and contract assets with and without significant financing components, the Group applies IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and period past due.  The expected loss rates are based on the payment profiles of sales, and the corresponding historical credit losses experienced. The historical loss rates are adjusted to reflect current and forward-looking information on factors affecting the ability of the customers to settle the receivables. See notes 7, 6(a)(3), 2(j) to the financial statements.

(5)	Considering the likelihood of contingent losses and quantifying possible legal settlements:

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

5A.2          RESULTS OF CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2020 COMPARED TO THE YEAR ENDED DECEMBER 31, 2019

	New Israeli Shekels
	Year ended December 31, 2020
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue – Services	1,647	861		2,508
Inter-segment revenue – Services	16	132	(148)
Segment revenue – Equipment	545	136		681
Total revenues	2,208	1,129	(148)	3,189

Segment cost of revenues – Services	1,272	856		2,128
Inter-segment cost of revenues - Services	131	17	(148)
Segment cost of revenues – Equipment	451	85		536
Cost of revenues	1,854	958	(148)	2,664
Gross profit	354	171		525

Operating expenses (1)	300	159		459
Other income, net	19	11		30
Operating profit	73	23		96
Adjustments to presentation of Segment Adjusted EBITDA
–Depreciation and amortization	450	264		714
–Other (2)	10	2		12
Segment Adjusted EBITDA (3)	533	289		822
Reconciliation of profit for the year to Adjusted EBITDA
Profit for the year				17
Depreciation and amortization				714
Finance costs, net				69
Income tax expenses				10
Other (2)				12
Adjusted EBITDA (3)				822

	New Israeli Shekels
	Year ended December 31, 2019
	In millions
	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	1,783	777		2,560
Inter-segment revenue - Services	15	148	(163)
Segment revenue - Equipment	571	103		674
Total revenues	2,369	1,028	(163)	3,234
Segment cost of revenues - Services	1,367	810		2,177
Inter-segment cost of revenues - Services	147	16	(163)
Segment cost of revenues - Equipment	464	66		530
Cost of revenues	1,978	892	(163)	2,707
Gross profit	391	136		527
Operating expenses (1)	334	134		468
Other income, net	20	8		28
Operating profit	77	10		87
Adjustments to presentation of segment Adjusted EBITDA
–Depreciation and amortization	542	209		751
–Other (2)	16	(1)		15
Segment Adjusted EBITDA (3)	635	218		853
Reconciliation of profit for the year to Adjusted EBITDA
Profit for the year				19
Depreciation and amortization				751
Finance costs, net				68
Income tax expenses				*
Other (2)				15
Adjusted EBITDA (3)				853

*    Representing an amount of less than 1 million.

(1) Operating expenses include selling and marketing expenses, general and administrative expenses and credit losses.

(2) Mainly amortization of employee share-based compensation.

(3) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share-based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. See “Item 5A.1a  -  NON-GAAP MEASURES” above.  The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share-based compensation and impairment charges.

Total revenues. In 2020, total revenues were NIS 3,189 million (US$ 992 million), a decrease of 1% from NIS 3,234 million in 2019.

Revenues from services. Service revenues in 2020 totaled NIS 2,508 million (US$ 780 million), a decrease of 2% from NIS 2,560 million in 2019.

Revenues from equipment. Equipment revenues in 2020 totaled NIS 681 million (US$ 212 million), an increase of 1% from NIS 674 million in 2019, principally reflecting significant increases in sales of cellular equipment to wholesale customers and of fixed-line equipment for both business and private customers.  These increases in sales were partially offset by lower volumes of retail sales of cellular equipment following the closure of some sales points during certain COVID-19-related lockdown periods during the year.

Gross profit from service revenues. The gross profit from service revenues in 2020 was NIS 380 million (US$ 118 million), compared with NIS 383 million in 2019, a decrease of 1%. This decrease largely reflected the negative impact of the COVID-19 on revenues from roaming services, which was partially offset by the positive contribution from the growth in internet and TV services. In addition, the decrease in revenues was partially offset by a decrease in depreciation and amortization expenses, the cost-cutting measures taken to mitigate the impact of the COVID-19 crisis, and the receipt in 2020 of a government-mandated refund from Bezeq of approximately NIS 20 million of payments for access to the wholesale internet infrastructure in previous years. See also note 22 to our consolidated financial statements.

Gross profit from equipment sales. Gross profit from equipment sales in 2020 was NIS 145 million (US$ 45 million), compared with NIS 144 million in 2019, an increase of 1%. The increase mainly reflected an increase in gross profit from sales of fixed-line equipment, partially offset by a decrease in gross profit from sales of cellular equipment.

Selling, marketing, general and administrative expenses and credit losses.  Selling, marketing, general and administrative expenses and credit losses totaled NIS 459 million (US$ 142 million) in 2020, a decrease of 2% compared with NIS 468 million in 2019. This decrease mainly reflected the cost-cutting measures on workforce expenses,  whose effect was partially offset by an increase in amortization expenses related to the costs of obtaining contracts with customers under IFRS 15 and an immaterial increase in credit losses reflecting an increase in the provision for expected credit losses as a result of the COVID-19 crisis.

Total operating expenses ("OPEX"). Total operating expenses amounted to NIS 1,871 million (US$ 582 million) in 2020, a decrease of 1%, or NIS 14 million, from 2019 (OPEX is not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies. It includes cost of service revenues (NIS 2,128 million in 2020) and selling, marketing, general and administrative expenses and credit losses (NIS 459 million in 2020), and excludes depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share-based compensation) (NIS 716 million in 2020)).  The decrease mainly reflected a decrease in workforce and related expenses as part of the cost-cutting measures taken to mitigate the impact of the COVID-19 crisis on revenues, and a decrease in wholesale internet infrastructure access expenses following receipt of a government-mandated refund from Bezeq of approximately NIS 20 million of payments for access to the wholesale internet infrastructure in previous years and a decrease in international calling services expenses. The decreases in these expenses were partially offet by increases in interconnect expenses due to the significant increase in outgoing call volumes related to the COVID-19 crisis. See also Items 5A.2a and 5A.2b for a breakdown of total operating expenses by segment.

Including depreciation, amortization and other expenses (mainly amortization of employee share-based compensation), total operating expenses in 2020 amounted to NIS 2,587 million (US$ 805 million), a decrease of 2%, or NIS 58 million, compared with NIS 2,645 million in 2019. See also note 22 to our consolidated financial statements.

Other income, net. Other income, net, totaled NIS 30 million (US$ 9 million) in 2020, an increase of 7% compared with NIS 28 million in 2019. See also note 23 to our consolidated financial statements.

Operating profit. Operating profit for 2020 was NIS 96 million (US$ 30 million), an increase of 10% compared with operating profit of NIS 87 million in 2019. The increase in operating profit mainly reflected the decrease in operating expenses including depreciation and amortization expenses, which more than offset the decrease in service revenues.

Finance costs, net. Finance costs, net in 2020 were NIS 69 million (US$ 22 million), an increase of 1% compared with NIS 68 million in 2019. The increase mainly reflected the one-time expense of approximately NIS 7 million relating to the partial early repayment of the Company’s Notes Series F during the year, partially offset by a decrease in lease interest and an increase in interest from cash and deposits. See also “Item 5B Liquidity and Capital Resources.”

Profit before income tax. Profit before income taxes for 2020 was NIS 27 million (US$ 8 million), an increase of 42% compared with NIS 19 million in 2019, reflecting the increase in operating profit.

Income taxes on profit. The Company recorded income tax expenses of NIS 10 million (US$ 3 million) for 2020, compared with no income tax expenses for 2019.

In 2019, the Company recorded a one-time income of NIS 6 million in income tax expenses.

The effective tax rate of the Company was 37% in 2020 compared with 0% in 2019, and compared with the regular corporate tax rate in Israel of 23% for 2019 and 2020, largely as a result of non-deductible expenses and the one-time factor in 2019 described immediately above.

Excluding the one-time factor in 2019, the effective tax rate of the Company in 2019 would have been 32%.

The Company’s effective tax rate is expected to continue to be higher than the general Israeli corporate tax rate (excluding one-time effects) mainly due to nondeductible expenses.  See also note 25 to our consolidated financial statements.

Profit. Profit in 2020 was NIS 17 million (US$ 5 million), a decrease of 11% compared with NIS 19 million in 2019. Based on the weighted average number of shares outstanding during 2020, basic earnings per share or ADS was NIS 0.09 (US$ 0.03), compared with NIS 0.12 in 2019.

For information regarding potential downward impacts on profits in 2021, see “Item 5D.2 Outlook.”

Adjusted EBITDA. Adjusted EBITDA in 2020 totaled NIS 822 million (US$ 256 million), a decrease of 4% or NIS 31 million from NIS 853 million in 2019. As a percentage of total revenues, Adjusted EBITDA in 2020 was 26%, unchanged from 2019.

5A.2a          Cellular Segment

Total revenues. Total revenues for the cellular segment in 2020 were NIS 2,208 million (US$ 687 million), a decrease of 7% from NIS 2,369 million in 2019.

Revenues from services. Service revenues for the cellular segment in 2020 totaled NIS 1,663 million (US$ 517 million), a decrease of 8% from NIS 1,798 million in 2019. The decrease was mainly the result of the negative impact of the COVID-19 crisis, which caused a very significant reduction in revenues from roaming services, and the continued price erosion of cellular services due to on-going competitive market conditions. These decreases in service revenues were partially offset by an increase in interconnect revenues due to the significant increase in incoming call volumes related to the COVID-19 crisis and an increase in revenues due to the growth of the cellular subscriber base.

As an illustration of the level of competition in the cellular market, approximately 1.9 million cellular subscribers are estimated to have switched operators within the Israeli market (with number porting) during 2020; similarly, approximately 2.2 million subscribers switched in 2019 and approximately 2.4 million in 2018. While our annual churn rate for cellular subscribers decreased marginally in 2020 to 30% compared with 31% in 2019 and 35% in 2018, competition in the cellular subscriber market remained intense. Significant price erosion continued to be caused by the number of cellular subscribers who moved between different rateplans or airtime packages (generally with a lower monthly fee) within the Company.

Revenues from equipment. Revenues from equipment sales for the cellular segment in 2020 totaled NIS 545 million (US$ 170 million), a decrease of 5% from NIS 571 million in 2019, mainly reflecting a decrease in the volume of retail sales of cellular equipment following the closure of some sales points during certain COVID-19-related lockdown periods during the year, partially offset by a significant increase in cellular equipment sales to wholesale customers.

Gross profit from equipment sales. The gross profit from equipment sales for the cellular segment in 2020 was NIS 94 million (US$ 29 million), compared with NIS 107 million in 2019, a decrease of 12%. This decrease mainly reflected the decrease in the volume of equipment sales, as described above, in addition to a decrease in profit margins from sales due to a change in the product mix.

Cost of service revenues. The cost of service revenues for the cellular segment decreased by 7% from NIS 1,514 million in 2019 to NIS 1,403 million (US$ 436 million) in 2020.  This decrease mainly reflected the decrease in depreciation and amortization expenses related to the cellular network, as well as the decrease in workforce and related expenses and in roaming expenses, partially offset by the increase in interconnect expenses due to the significant increase in outgoing call volumes related to the COVID-19 crisis (in parallel to the increase in incoming call volumes discussed above). See also note 22 to our consolidated financial statements.

Selling, marketing, general and administrative expenses and credit losses. Selling, marketing, general and administrative expenses and credit losses for the cellular segment in 2020 amounted to NIS 300 million (US$ 93 million), a decrease of 10% from NIS 334 million in 2019. The decrease mainly reflected the decrease in workforce and related expenses, which were partially offset by increases in amortization expenses and credit losses. See also note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses (OPEX is not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies; see "Item 5A.2" for reconciliation on a consolidated basis) for the cellular segment totaled NIS 1,253 million (US$ 390 million) in 2020, a decrease of 4% or NIS 45 million from NIS 1,298 million in 2019, principally due to the decrease in workforce and related expenses, partially offset by the increase in interconnect expenses discussed above. See also note 22 to our consolidated financial statements. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share-based compensation), total operating expenses totaled NIS 1,703 million (US$ 530 million), a decrease of 8% compared with NIS 1,848 million in 2019.

Operating profit. Overall, operating profit for the cellular segment in 2020 was NIS 73 million (US$ 23 million), a decrease of 5% compared with NIS 77 million in 2019, mainly reflecting the decrease in cellular segment service revenues and the decrease in gross profit from equipment sales which were partially offset by the decrease in operating expenses including depreciation and amortization expenses and other expenses.

 Adjusted EBITDA. Adjusted EBITDA for the cellular segment was NIS 533 million (US$ 166 million) in 2020, a decrease of 16% from NIS 635 million in 2019, largely for the same reasons as the decrease in operating profit (excluding depreciation and amortization expenses and other expenses). As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2020 was 24% compared with 27% in 2019.

5A.2b          Fixed-Line Segment

Total revenues. Total revenues in 2020 for the fixed-line segment were NIS 1,129 million (US$ 351 million), an increase of 10% compared with NIS 1,028 million in 2019.

Revenues from services. Service revenues for the fixed-line segment totaled NIS 993 million (US$ 309 million) in 2020, an increase of 7% compared with NIS 925 million in 2019.  This increase mainly reflected the increase in revenues resulting from the growth in internet and TV services, which was partially offset by a decline in revenues from international calling services (including the market for wholesale international traffic) which continue to be adversely affected by the increased penetration of internet-based solutions. See also "Item 3D.2o The telecommunications industry is subject to rapid and significant changes in technology and industry structure which could reduce demand for our services."

Revenues from equipment. Revenues from equipment sales for the fixed-line segment in 2020 totaled NIS 136 million (US$ 42 million), an increase of 32% compared with NIS 103 million in 2019, mainly reflecting an increase in the volume of sales of fixed-line equipment for both business and private customers.

Gross profit from equipment sales. The gross profit from equipment sales for the fixed-line segment in 2020 was NIS 51 million (US$ 16 million), compared with NIS 37 million in 2019, an increase of 38%, again largely a reflection of the impact of an increase in sales recorded from sales of internet-related equipment and devices.

Cost of service revenues. The cost of service revenues for the fixed-line segment increased by 6% from NIS 826 million in 2019 to NIS 873 million (US$ 272 million) in 2020.  This increase mainly reflected increased expenses related to the growth in fixed-line segment services (including workforce and related expenses and depreciation and amortization expenses) and an increase in interconnect expenses (in parallel to the increase in incoming call volumes discussed in the cellular segment above), partially offset by receipt of a government-mandated refund from Bezeq of approximately NIS 20 million of payments for access to the wholesale internet infrastructure in previous years and a decrease in international calling services expenses. See also note 22 to our consolidated financial statements.

Selling, marketing, general and administrative expenses and credit losses. Selling, marketing, general and administrative expenses and credit losses for the fixed-line segment in 2020 amounted to NIS 159 million (US$ 49 million), an increase of 19% from NIS 134 million in 2019. The increase mainly reflected increased workforce and related expenses and depreciation and amortization expenses related to the growth in fixed-line segment services. See also note 22 to our consolidated financial statements.

Total operating expenses ("OPEX"). Total operating expenses (OPEX is not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies; see "Item 5A.2 for reconciliation on a consolidated basis) for the fixed-line segment totaled NIS 766 million (US$ 238 million) in 2020, an increase of 2% or NIS 16 million from NIS 750 million in 2019. See also note 22 to our consolidated financial statements. Including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share-based compensation), total operating expenses for the fixed-line segment totaled NIS 1,032 million (US$ 321 million), an increase of 8% compared with NIS 960 million in 2019.

Operating profit. Operating profit for the fixed-line segment was NIS 23 million (US$ 7 million) in 2020, an increase of 130% compared to NIS 10 million in 2019, mainly reflecting the impact of the growth in TV and internet services and the increase in gross profit from fixed-line segment equipment sales, which more than offset the increase in total operating expenses including depreciation, amortization expenses and other expenses (mainly amortization of employee share-based compensation).

Adjusted EBITDA. Adjusted EBITDA for the fixed-line segment was NIS 289 million (US$ 90 million) in 2020, an increase of 33% from NIS 218 million in 2019. The increase resulted from the growth in TV and internet services and the increase in gross profit from fixed-line equipment sales, which were partially offset by the increase in total operating expenses (excluding depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share-based compensation)). As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed-line segment in 2020 was 26%, compared with 21% in 2019.

5A.3          RESULTS OF CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2019*, COMPARED TO THE YEAR ENDED DECEMBER 31, 2018

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

*   The results for the year ended December 31, 2019 include the impact of IFRS 16 with effect as of January 1, 2019. See "Item 5A.1i IFRS 16 Leases."

(1) Operating expenses include selling and marketing expenses, general and administrative expenses and credit losses.

(2) Mainly amortization of employee share-based compensation.

(3) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share-based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. See “Item 5A.1a  -  NON-GAAP MEASURES” above.  The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share-based compensation and impairment charges.

Total revenues. In 2019, total revenues were NIS 3,234 million, a decrease of 1% from NIS 3,259 million in 2018.

Revenues from services. Service revenues in 2019 totaled NIS 2,560 million, an increase of 1% from NIS 2,524 million in 2018.

Revenues from equipment. Equipment revenues in 2019 totaled NIS 674 million, a decrease of 8% from NIS 735 million in 2018, principally reflecting the lower sales volumes of both cellular devices and other non-core equipment.

Gross profit from service revenues. The gross profit from service revenues in 2019 was NIS 383 million, compared with NIS 393 million in 2018, a decrease of 3%. This decrease reflected the increase in the cost of service revenues, largely a result of increased expenses related to the growth in TV and internet services revenues, which more than offset the increase in service revenues.

Gross profit from equipment sales. Gross profit from equipment sales in 2019 was NIS 144 million, compared with NIS 166 million in 2018, a decrease of 13%. This decrease mainly reflected the lower sales volumes, as well a decrease in profit margins for equipment sales due to a change in the product mix.

Selling, marketing, general and administrative expenses and credit losses.  Selling, marketing, general and administrative expenses and credit losses totaled NIS 468 million in 2019, a decrease of 1% compared with NIS 471 million in 2018. This decrease mainly reflected the decrease in credit losses, which was principally due to the impact of the tightening of the Company’s customer credit policy for handset sales since 2017 and the decrease in equipment sales in 2019, which were partially offset by increased depreciation and amortization expenses, mainly related to the capitalization of contract costs under IFRS 15.

Total operating expenses ("OPEX"). Total operating expenses amounted to NIS 1,885 million in 2019, a decrease of 6%, or NIS 111 million, from 2018 (not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies) includes cost of service revenues (NIS 2,177 million in 2019) and selling, marketing, general and administrative expenses and credit losses (NIS 468 million in 2019), and excludes depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share-based compensation) (NIS 760 million in 2019).  The decrease was explained principally by the impact of the implementation of IFRS 16 in 2019 which reduced total operating expenses by NIS 157 million since lease expenses under the standard were replaced by interest and depreciation expenses. Excluding the impact of the implementation of IFRS 16, total operating expenses would have increased by NIS 46 million, primarily reflecting the increase in expenses related to the growth in TV and internet services, including content rights and distribution expenses, wholesale internet infrastructure access expenses and workforce expenses.  These increases were partially offet by decreases in other expenses including in credit losses and in international calling services expenses. See also Items 5A.3a and 5A.3b for a breakdown of total operating expenses by segment.

Including depreciation, amortization and other expenses (mainly amortization of employee share-based compensation), total operating expenses in 2019 amounted to NIS 2,645 million, an increase of 2%, or NIS 43 million, compared with NIS 2,602 million in 2018.

Other income, net. Other income, net, totaled NIS 28 million in 2019, unchanged from 2018, as a result of there being no change in income from the unwinding of trade receivables.

Operating profit. Operating profit for 2019 was NIS 87 million, a decrease of 25% compared with operating profit of NIS 116 million in 2018. The impact of the adoption of IFRS 16 on operating profit in 2019 was an increase of NIS 11 million. The decrease in operating profit mainly reflected the increase in operating expenses including depreciation and amortization expenses and the decrease in gross profit from equipment sales, which more than offset the increase in service revenues.

Finance costs, net. Finance costs, net in 2019 were NIS 68 million, an increase of 28% compared with NIS 53 million in 2018. The increase largely reflected the impact of the adoption of IFRS 16, which resulted in an increase of NIS 20 million in finance expenses, partially offset by an income from foreign exchange linkage. The negative impact on interest expenses of the increase in the average level of debt in 2019 compared with the average debt in 2018 was offset by the lower average debt interest rate. See also “Item 5B Liquidity and Capital Resources.”

Profit before income tax. Profit before income taxes for 2019 was NIS 19 million, a decrease of 70% compared with NIS 63 million in 2018, reflecting both the decrease in operating profit as well as the increase in finance costs, net.

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

Profit. Profit in 2019 was NIS 19 million, a decrease of 66% compared with NIS 56 million in 2018. The impact of the adoption of IFRS 16 on profit in 2019 was a decrease of NIS 9 million. Based on the weighted average number of shares outstanding during 2019, basic earnings per share or ADS was NIS 0.12, compared with NIS 0.34 in 2018.

Adjusted EBITDA. Adjusted EBITDA in 2019 totaled NIS 853 million, an increase of 18% or NIS 131 million from NIS 722 million in 2018. The impact of the adoption of IFRS 16 on Adjusted EBITDA in 2019 was an increase of NIS 157 million. As a percentage of total revenues, Adjusted EBITDA in 2019 was 26% compared with 22% in 2018.

5A.3a          Cellular Segment

Total revenues. Total revenues for the cellular segment in 2019 were NIS 2,369 million, a decrease of 5% from NIS 2,486 million in 2018.

Revenues from services. Service revenues for the cellular segment in 2019 totaled NIS 1,798 million, a decrease of 2% from NIS 1,843 million in 2018. The decrease was mainly a result of the continued downward pressures on the prices of cellular services as a result of the continued competition in the cellular market. As an illustration of the continuing high level of competition in the cellular market, approximately 2.2 million cellular subscribers are estimated to have switched operators within the Israeli market (with number porting) in 2019; approximately 2.4 million subscribers switched in 2018 and approximately 2.5 million switched in 2017. Significant price erosion continued to be caused by the number of cellular subscribers who moved between different rateplans or airtime packages (generally with a lower monthly fee) within the Company.

Revenues from equipment. Revenues from equipment sales for the cellular segment in 2019 totaled NIS 571 million, a decrease of 11% from NIS 643 million in 2018, mainly reflecting a decrease in the volume of sales.

Gross profit from equipment sales. The gross profit from equipment sales for the cellular segment in 2019 was NIS 107 million, compared with NIS 134 million in 2018, a decrease of 20%. This decrease mainly reflected the decrease in the volume of equipment sales, as described above, in addition to a decrease in profit margins from sales due to a change in the product mix.

Cost of service revenues. The cost of service revenues for the cellular segment decreased by 5% from NIS 1,589 million in 2018 to NIS 1,514 million in 2019.  This decrease mainly reflected the decrease in depreciation and amortization expenses related to the cellular network, as well as decreases in payments to communications provider expenses and other expenses.

Selling, marketing, general and administrative expenses and credit losses. Selling, marketing, general and administrative expenses and credit losses for the cellular segment in 2019 amounted to NIS 334 million, a decrease of 3% from NIS 343 million in 2018. The decrease mainly reflected the decrease in credit losses which was principally due to the impact of the tightening of the Company’s customer credit policy for handset sales since 2017, and the decrease in equipment sales in 2019, as well as decreases in workforce expenses and in other expense items, which were partially offset by increases in amortization expenses related to the capitalization of contract costs under IFRS 15, and in advertising and marketing expenses.

Total operating expenses ("OPEX"). Total operating expenses (not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies; see Item 5A.3 for reconciliation on a consolidated basis) for the cellular segment totaled NIS 1,298 million in 2019, a decrease of 12% or NIS 178 million from NIS 1,476 million in 2018, principally due to the impact of the implementation of IFRS 16 in 2019 which reduced total operating expenses for the cellular segment by NIS 141 million and the decrease in workforce expenses and in credit losses as described above. See also note 22 to our consolidated financial statements. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share-based compensation), total operating expenses totaled NIS 1,848 million, a decrease of 4% compared with NIS 1,932 million in 2018.

Operating profit. Overall, operating profit for the cellular segment in 2019 was NIS 77 million, an increase of 13% compared with NIS 68 million in 2018, mainly reflecting reflecting the decreases in total operating expenses and in depreciation and amortization expenses and other expenses (mainly amortization of employee share-based compensation) (excluding the impact of the implementation of IFRS 16 on depreciation and amortization expenses), which were partially offset by the decreases in cellular segment service revenues and in gross profit from cellular segment equipment sales. The overall impact of the adoption of IFRS 16 on operating profit for the cellular segment in 2019 was an increase of NIS 10 million.

 Adjusted EBITDA. Adjusted EBITDA for the cellular segment was NIS 635 million in 2019, an increase of 21% from NIS 524 million in 2018, reflecting the impact of the adoption of IFRS 16 which increased Adjusted EBITDA for the cellular segment by NIS 141 million, as well as the decrease in other total operating expenses, which were partially offset by the decreases in service revenues and in gross profit from cellular segment equipment sales. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2019 was 27% compared with 21% in 2018.

5A.3b          Fixed-Line Segment

Total revenues. Total revenues in 2019 for the fixed-line segment were NIS 1,028 million, an increase of 9% compared with NIS 944 million in 2018.

Revenues from services. Service revenues for the fixed-line segment totaled NIS 925 million in 2019, an increase of 9% compared with NIS 852 million in 2018.  This increase mainly reflected an increase in revenues from TV and internet services, partially offset by a decrease in revenues from international calling services (including the market for wholesale international traffic) which continue to be adversely affected by the increased penetration of internet-based solutions.

Revenues from equipment. Revenues from equipment sales for the fixed-line segment in 2019 totaled NIS 103 million, an increase of 12% compared with NIS 92 million in 2018, mainly reflecting an increase in revenues recorded from sales of internet-related equipment and devices, mainly as a result of the growth in internet services.

Gross profit from equipment sales. The gross profit from equipment sales for the fixed-line segment in 2019 was NIS 37 million, compared with NIS 32 million in 2018, an increase of 16%, again largely a reflection of the impact of an increase in sales recorded from sales of internet-related equipment and devices.

Cost of service revenues. The cost of service revenues for the fixed-line segment increased by 16% from NIS 713 million in 2018 to NIS 826 million in 2019.  This increase mainly reflected increased expenses related to TV and internet services (including content expenses, wholesale internet infrastructure access expenses, workforce expenses and depreciation and amortization expenses).

Selling, marketing, general and administrative expenses and credit losses. Selling, marketing, general and administrative expenses and credit losses for the fixed-line segment in 2019 amounted to NIS 134 million, an increase of 5% from NIS 128 million in 2018. The increase mainly reflected increased workforce expenses related to the growth in fixed-line segment services, partially offset by a decrease in advertising and marketing expenses.

Total operating expenses ("OPEX"). Total operating expenses (not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies; see “Item 5A.23" for reconciliation on a consolidated basis) for the fixed-line segment totaled NIS 750 million in 2019, an increase of 9% or NIS 61 million from NIS 691 million in 2018. The impact of the implementation of IFRS 16 in 2019 reduced total operating expenses for the fixed-line segment by NIS 16 million. See also note 22 to our consolidated financial statements. Including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share-based compensation), total operating expenses for the fixed-line segment totaled NIS 960 million, an increase of 14% compared with NIS 841 million in 2018.

Operating profit. Operating profit for the fixed-line segment was NIS 10 million in 2019, a decrease of 79% compared to NIS 48 million in 2018, mainly reflecting the increase in total operating expenses including depreciation, amortization expenses and other expenses (mainly amortization of employee share-based compensation), as well as the impact of the decrease in revenues from international calling services, which more than offset the impact of the growth in TV and internet services and the increase in gross profit from fixed-line segment equipment sales. The impact of the adoption of IFRS 16 on operating profit for the fixed-line segment in 2019 was an increase of NIS 1 million.

Adjusted EBITDA. Adjusted EBITDA for the fixed-line segment was NIS 218 million in 2019, an increase of 10% from NIS 198 million in 2018. The impact of the adoption of IFRS 16 on Adjusted EBITDA for the fixed-line segment in 2019 was an increase of NIS 16 million. Adjusted EBITDA excluding the impact of IFRS 16 was NIS 202 million, an increase of 2% from 2018, which resulted from the growth in TV and internet services and the increase in gross profit from fixed-line equipment sales, which were partially offset by the negative impact from the decline in international calling services. As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed-line segment in 2019 was 21%, unchanged from 2018.

5A.4          SEASONALITY OF SERVICE REVENUES

Historically, our cellular service revenues and profitability tend to show some seasonal trends over the year, resulting mainly from revenues from roaming services which tend to increase during Jewish holiday periods and during the summer months. These seasonal trends did not materialize in the year 2020 due to the COVID-19 crisis.

 There is no assurance that these trends will continue in the future.

	Three months ended
NIS in millions	March 31	June 30	Sept. 30	Dec. 31
	(Unaudited)
Service Revenues

2018	625	620	654	625
2019	624	642	658	636
2020	629	616	631	632

5A.5          IMPACT OF EXCHANGE RATE FLUCTUATIONS AND INFLATION

Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, in recent years, approximately one quarter of our operating expenses (excluding depreciation), including a substantial majority of our device and equipment purchases related to end sales to customers, were linked to non-NIS currencies, mainly the US dollar. In addition, part of our capital expenditures are incurred in, or linked to, non-NIS currencies, mainly the US dollar. See “ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK”.

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

According to agreements the Company entered into in December 2017 and January 2018, the Company issued in December 2019, in a framework of a private placement, an aggregate principal amount of NIS 226.75 million of additional Series F Notes to certain Israeli institutional investors.

In January 2019, the Company issued a new Series G Notes, in a principal amount of NIS 225 million, payable as follows: 4 annual installments of NIS 22.5 million each, payable in June of each of the years 2022 through 2025, NIS 45 million payable in June 2026 and NIS 90 million payable in June 2027. The principal bears fixed annual interest of 4%, payable annually on June 25 of each year.

In 2019 and 2020, following partial exercises of option warrants exercisable for Series G Notes (see also "Private placement of option warrants" below), the Company issued Series G Notes in a total principal amount of NIS 125 million and NIS 174.3 million respectively.

In July 2020, the Company issued in a private placement (not related to the option warrants mentioned above) additional Series G Notes in a principal amount of NIS 300 million, under the same conditions as the original series.

In July 2020, the Company also executed a partial early redemption of Series F Notes in a total principal amount of NIS 305 million. The total amount paid was NIS 313 million. The early redemption resulted in additional finance costs of NIS 7 million recorded in July 2020.

All Series Notes payable are unsecured non-convertible and listed for trading on the TASE.

All Series Notes payable have been rated ilA+, on a local scale, by Standard & Poor’s Maalot.

Members of our Board of Directors and senior management may have purchased a portion of the various Series Notes through stock exchange transactions.

The table below sets forth the composition and terms of the Notes payable issued by the Company and outstanding at December 31, 2020:

	Principal amount	Annual interest rate	Interest payment terms	Original issuance date

Notes payable series D	109	‘Makam’(**) plus 1.2%	Quarterly	April 2010
Notes payable series F	512	2.16% fixed	Semi-annual	July 2017
Notes payable series G(*)	824	4% fixed	Annual	January 2019

(*)    Includes Series G Notes issued pursuant to option warrants described below.

(**) ‘Makam’ is a variable interest that is based on the yield of 12 month government bonds issued by the Government of Israel. The interest is updated on a quarterly basis. The interest rates paid (in annual terms, and including the additional interest of 1.2%) during 2020 are set forth in the table below:

Period	Interest rate (Makam+1.2%)
October 1, 2020 to December 30, 2020	1.25%
July 1, 2020 to September 30, 2020	1.23%
March 31, 2020 to June 30, 2020	1.41%
December 31, 2019 to March 30, 2020	1.34%

The table below sets forth the payments of principal to be made on our Notes payable at December 31, 2020 (for payments including interest payments, see "Item 5F Aggregate Contractual Obligations”):

	2021	2022	2023	2024 to 2025	2026 and thereafter	Total
	New Israeli Shekels in millions
Principal payments of long-term indebtedness:
Notes payable series D	109					109
Notes payable series F	128	128	128	128		512
Notes payable series G		82	82	165	495	824
Total	237	210	210	293	495	1,445

Private placement of option warrants

In April 2019, the Company issued in a private placement 2 series of untradeable option warrants that are exercisable for the Company's Series G Notes. The exercise period of the first series was between July 1, 2019 and May 31, 2020 and of the second series is between July 1, 2020 and May 31, 2021. The exercise price is NIS 88 for each Series G notes principal amount of NIS 100. The Series G Notes allotted upon the exercise of an option warrant will be identical in all their rights to the Company's Series G Notes immediately upon their allotment, and will be entitled to any payment of interest or other benefit, the effective date of which is due after the allotment date. The Notes allotted as a result of the exercise of option warrants will be registered on the TASE. The total amount received by the Company on the allotment date of the option warrants (in April 2019) was NIS 37 million.

In 2019 and 2020, following partial exercises of option warrants which are exercisable for Series G Notes, the Company issued Series G Notes in a total principal amount of NIS 125 million and NIS 174.3 million, respectively.

As of the date of approval of these financial statements, the total remaining consideration expected to be received (after the exercises described above), excluding consideration already received for the allotment of the options, in respect of full exercise of remaining option warrants (and assuming that there will be no change to the exercise price) is approximately NIS 23 million.

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

Borrowings as of December 31, 2020 are set forth below:

	Annual interest rate	Interest payment terms	Original reception date

Borrowing P	2.38% fixed	Quarterly	December 2017
Borrowing Q	2.5% fixed	Quarterly	December 2017

The table below sets forth the payments of principal to be made on our borrowings, as of December 31, 2020 (for payments including interest payments see "Item 5F Aggregate Contractual Obligations”):

	2021	2022	2023	2024	Total
	New Israeli Shekels in millions
Borrowing P	30	29			59
Borrowing Q	23	23	23	10	79
	53	52	23	10	138

Borrowings received

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

The Company did not receive new long-term borrowings in the years 2018 through 2020.

5B.3          FINANCIAL COVENANTS

Regarding Series F Notes, Series G Notes, and borrowings P and Q, the Company is required to comply with financial covenants that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenants, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of December 31, 2020, the ratio of Net Debt to Adjusted EBITDA was 0.8.

Additional stipulations mainly include: Shareholders' equity shall not decrease below NIS 400 million and no dividends will be declared if shareholders' equity will be below NIS 650 million regarding Series F notes and borrowing P.  Shareholders' equity shall not decrease below NIS 600 million and no dividends will be declared if shareholders' equity will be below NIS 750 million regarding Series G notes. The Company shall not create floating liens subject to certain terms. The Company has the right for early redemption under certain conditions. With respect to notes payable series F and series G: the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenants; debt rating will not decrease below BBB- for a certain period. In any case, the total maximum additional interest for Series F and G, shall not exceed 1.25% or 1%, respectively. The Group was in compliance with the financial covenants and the additional stipulations for the year 2020.

5B.4          TOTAL NET FINANCIAL DEBT

At December 31, 2020, total net financial debt (the sum total of current notes payable and borrowings (NIS 290 million) and non-current borrowings and notes payable (NIS 1,305 million) and financial liability  at fair value (NIS 4 million) less cash and cash equivalents (NIS 376 million) and less short-term and long-term deposits (NIS 566 million)) amounted to NIS 657 million,  compared to NIS 957 million (the sum total of current notes payable and borrowings (NIS 367 million) and non-current borrowings and notes payable (NIS 1,413 million) and financial liability at fair value (NIS 28 million) less cash and cash equivalents (NIS 299 million) and less short-term deposits (NIS 552 million)) at December 31, 2019.

At December 31, 2020, the current portion of our total financial debt (including future interest payments during 2021) amounted to NIS 337 million, as compared to NIS 407 million at December 31, 2019, and was composed of the amounts set forth in the table below. We intend to fund the repayment of the current portion of our Notes payable, borrowings and interest in 2021, through available cash or operational cash flow, issuance of deferred notes payable, new borrowings, issuance or sale of corporate notes, issuance of shares or a combination of one or more of these resources.

Current Portion Payable in 2021 as of December 31, 2020	NIS in millions

Principal on notes payable	237
Principal on borrowings	53

Accrued interest on notes payable	44
Accrued interest on borrowings	3
Total	337

Capital Expenditures. The communications business is highly capital intensive, requiring significant capital to acquire licenses, to construct and maintain communications networks and to purchase and install subscriber-end equipment. In 2020, capital expenditures also included expenditures on fiber-optics and related assets, subscriber equipment and installation, licenses, computer and information systems, property, leasehold improvements, furniture and equipment, costs of obtaining contracts with customers (under IFRS 15), and computer software.

For the years 2016 to 2018, costs of Right of Use (ROU) in PHI’s shared network were presented as deferred expenses, and included in the cash flows statement under cash flows from operating activities. See also notes 2(g) and 9 to the financial statements. From January 1, 2019 these investmants are included mainly in cash flows from investing activity.

In the years ended December 31, 2018, 2019 and 2020, our capital expenditures as represented by additions to property and equipment and intangible assets, amounted to NIS 499 million, NIS 578 million and NIS 595 million, respectively. The increase in capital expenditures from 2019 to 2020 mainly reflected the increased investment in the fiber-optic infrastructure, the increase in the costs of licenses including the cost of the new 5G frequencies following receipt of the frequencies during the year and the increase in the costs of obtaining contracts with customers.

During the years ended December 31, 2019 and 2020, the capital expenditures noted above included NIS 237 million and NIS 251 million (US$78 million), respectively, in our network infrastructure, including in our fiber-optic infrastructure.

At December 31, 2020, our capital expenditure commitments totaled NIS 64 million, and were related almost entirely to our cellular and fixed-line networks and IT systems. For further information regarding our capital expenditure commitments at December 31, 2020, see “Item 5F Aggregate Contractual Obligations”.

Dividend payments. For the year ending December 31, 2020, the Company did not distribute any dividends.

5B.5          MAIN SOURCES OF LIQUIDITY

•	Cash on hand;

•	Operating cash flows, net of cash flows used for investing activities;

•	Untradeable option warrants;

•	Issuance of notes payable and long-term borrowings;

•	Share issuance;

•	Short-term deposits;

•	Long-term deposits; and

•	Short term credit facility.

Cash on hand. At December 31, 2020, we had NIS 376 million in cash on hand, compared to NIS 299 million at December 31, 2019.

Short-term deposits. At December 31, 2020, we had short-term deposits in an amount of NIS 411 million, compared to NIS 552 million at December 31, 2019.

Long-term deposits. At December 31, 2020, we had long-term deposits for a period ending in June 2022, in an amount of NIS 155 million. We did not have long-term deposits at December 31, 2019.

Cash flows from operating activities. Cash flows from operating activities totaled NIS 786 million (US$ 244 million) in 2020, a decrease of 6% compared to NIS 837 million in 2019. The decrease mainly reflected the decrease in Adjusted EBITDA.

Adjusted Free Cash Flow for 2020 was NIS 72 million (US$ 22 million), an increase of 47% compared to NIS 49 million for 2019 (Adjusted Free Cash Flow is calculated as cash flows from operating activities, net of cash flows from investment activities less proceeds from (investment in) deposits, net of lease principal payments and lease interest payments; Adjusted Free Cash Flow is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies).
Reconciliation of cash flows to Adjusted Free Cash Flow	Year ended December 31,
	2019	2020
	NIS in millions
Net cash provided by operating activities	837	786
Net cash used in investing activities	(1,181)	(581)
Less investment in deposits, net	552	14
Lease principal payments	(139)	(129)
Lease interest payments	(20)	(18)
Adjusted Free Cash Flow	49	72

Existing credit facilities. As of December 31, 2020, PHI had a short-term credit facility with a leading Israeli commercial bank in the amount of NIS 100 million. The Group's share in this facility is 50%. The facility is restricted for use by PHI only. As of December 31, 2020 no funds were drawn from this facility.

Notes payable issuance commitments. In April 2019, the Company issued in a private placement two series of untradeable option warrants that are exercisable for the Company's Series G Notes. The exercise period of the first series was between July 1, 2019 and May 31, 2020 and of the second series is between July 1, 2020 and May 31, 2021. The Series G Notes allotted upon the exercise of an option warrant will be identical in all their rights to the Company's Series G Notes immediately upon their allotment, and will be entitled to any payment of interest or other benefit, the effective date of which is due after the allotment date. The Notes allotted as a result of the exercise of option warrants will be registered on the TASE. The total amount received by the Company on the allotment date of the option warrants was NIS 37 million.

In 2019 and 2020 and February 2021, following partial exercises of option warrants exercisable for Series G Notes, the Company issued Series G Notes in a total principal amount of NIS 125 million and NIS 174.3 million, respectively.

As of the date of approval of these financial statements, the total remaining consideration expected to be received (after the exercises described above), excluding consideration already received for the allotment of the options, in respect of full exercise of remaining option warrants (and assuming that there will be no change to the exercise price) is approximately NIS 23 million.

Share issuance. In January 2020, the Company issued 19,330,183 shares of the Company to institutional investors, following a tender under a shelf offering, and by way of a private placement. The total net consideration received was approximately NIS 276 million and was used for general corporate purposes. The offering expenses totaled NIS 10 million.

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

5D.2          OUTLOOK

In 2020, we earned profits of NIS 17 million (US$ 5 million) compared with profits of NIS 19 million for 2019 and compared with over NIS 50 million for each of the years between 2016 and 2018. Should existing trends continue, our operating results may continue to decline in 2021 and possibly beyond, and may also result in losses, which would adversely affect our financial condition, in particular operating profit and Adjusted Free Cash Flow. See also “Item 3D.2a Largely as a result of substantial and continuing changes in our regulatory and business environment, our operating financial results, profitability and cash flows have declined significantly in recent years, including a loss for the year 2015.  In 2020 we earned profits of NIS 17 million (US$ 5 million) compared with profits of NIS 19 million for 2019 and over NIS 50 million for each of the years between 2016 and 2018. Should existing trends continue, our operating results may continue to decline in 2021 and possibly beyond, and may also result in losses, which would adversely affect our financial condition.”

In addition, as for other companies in Israel and around the world, the novel COVID-19 disease continues to pose an unquantifiable threat to our business, results of operations and financial position. See also “Item 3D.2d The Coronavirus ("COVID-19") crisis had a material harmful effect on the Company's business in 2020. As of the date of this Annual Report, revenues from roaming services continue to be significantly restrained. Should existing trends continue or worsen, this may have a material harmful effect on our results of operations and financial position for 2021.” For the first quarter of 2021, COVID-19 is expected to continue to have a negative impact on our results as a result of continued near-complete cessation of international travel and the effects of the lockdown in part of the quarter; however, the impact is not expected to differ materially from that in the final quarter of 2020.

Capital expenditures in 2021 are expected to continue to include significant investments in our fiber-optic infrastructure and our TV and internet services, and may be higher than in 2020. Investment in the new 5G cellular network is not expected to have a significant impact on capital expenditures in 2021. The Company’s intention is to complete the major phase of deployment of our fiber-optic infrastructure during the year 2023.

Adjusted Free Cash Flow for 2020 was NIS 72 million (US$ 22 million), an increase of 47% compared to NIS 49 million for 2019 (as shown in "Item 5B.5 MAIN SOURCES OF LIQUIDITY" is calculated as the sum of net cash provided by operating activities and net cash used in investing activities less proceeds from (investment in) deposits, lease principal payments and lease interest payments; Adjusted Free Cash Flow is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies).

Depending on regulatory and other developments in the market as well as the impact of the COVID-19 disease crisis on our business and operations, Adjusted Free Cash Flow for 2021 may decline further from the level in 2020 and may also be negative. However, we believe that cash flows from our operations, together with our cash on hand and our short-term deposits totaling nearly NIS 800 million as of December 31, 2020, will provide us with enough liquidity and resources to fund our on-going operations, expected capital expenditure needs, payment of interest and principal due on our notes and borrowings, as well as other material commitments, at least for the next twelve months.  However, the actual amount and timing of our future requirements may differ materially from our current estimates.

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

5E.          Off-Balance Sheet Arrangements

As of December 31, 2020, the Company provided bank guarantees in a total amount of NIS 51 million. In addition, the Company provided a guarantee to PHI's debt in an amount of NIS 50 million. For further details, see note 17 to the consolidated financial statements.

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

5F.          Aggregate Contractual Obligations

Set forth below are our contractual obligations and other commercial commitments (undiscounted) as of December 31, 2020:

	Payments due by period (NIS in millions)
Contractual Obligations	Total	2021	2022-2023	2024-2025	2026 and thereafter

Notes Series D*	110	110
Notes Series F*	534	138	267	129
Notes Series G*	1,003	33	227	215	528
Long term borrowings*	143	56	77	10
Lease liabilities	786	135	206	149	296
Trade payables	666	666
Payables in respect of employees	38	38
Other payables	12	12
Other non-current liabilities	32		32
Contribution to defined benefit plan	7	7
Commitments to pay for inventory purchases**	265	265
Commitments to pay for property, equipment purchases and software elements purchases (capital expenditures)**	64	64
Commitments to pay for rights of use of capacities**	119	51	63	5
Commitment to pay for capacities maintenance**	13	4	9
Total Contractual Cash Obligations	3,792	1,579	881	508	824

*     The figures include expected payments of interest on our long-term debt (borrowings and notes payable).
**   See note 17 to the consolidated financial statements

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.          Directors and Senior Management

6A.1          DIRECTORS

Below is a list of the directors of the Company as of the date of this Annual Report.

Name of Director	Age	Position
Osnat Ronen (5) (6)	58	Chairman of the Board of Directors
Barry Ben Zeev (1)(2)(3)(4)	69	Director
Richard Hunter	51	Director
Roly Klinger(1)(2)(3)(4)	61	Director
Jonathan Kolodny(1)(2)(3)(4)	51	Director
Michal Maron-Brikman(1)(2)(3)(4)	51	Director
Yehuda Saban	41	Director
Yossi Shachak	75	Director
Ori Yaron	55	Director
Shlomo Zohar(4)	69	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	External Director under the Israeli Companies Law (See “Item 6C Board Practices”)

(4)	Independent Director under NASDAQ rules and under the Israeli Companies Law

(5)	Independent Director under NASDAQ rules

(6)	Appointed by the Israeli founding shareholders

Osnat Ronen has been a director in the Company since December 2009 and was appointed to serve as Chairman of the Board of Directors in November 2019. She is also a member of the Security Committee. Ms. Ronen currently serves on the Board of Directors of Discount Capital Underwriters. She also volunteers as a director of the College for Management (Michlala Le-Minhal). Ms. Ronen serves as one of the founders of Wecheck Ltd. and serves on the Board of Directors and as President. Ms. Ronen founded FireWind 01 GP in 2015 and has since served as its general partner until 2019. Ms. Ronen has also served as an advisor to Liquidnet, Inc. from 2013 to 2015. Until March 20, 2021 Ms. Ronen served on the Board of Directors of Fox-Wizel Ltd. Between 2013 and 2018, Ms. Ronen served on the Board of Directors of Mizrahi Tefahot Bank Ltd. as Head of the Audit Committee. Ms. Ronen also served on the Board of Directors of Perion Networks Ltd. during 2016-2017. Ms. Ronen also served as a volunteer on the Board of Directors of Yissum Research Development Company of the Hebrew University of Jerusalem until December 2018. Previously she served as a General Partner of Viola Private Equity from 2008 until 2013. From 1994 to 2007, Ms. Ronen served in various positions at Bank Leumi Le Israel BM, including as the Deputy Chief Executive Officer of Leumi Partners Ltd. from 2001 to 2007 and as Deputy Head of the Subsidiaries Division of the Leumi Group from 1999 to 2001. Between 2004 and 2007, Ms. Ronen also led the strategic planning, deployment and execution of the Bachar Reform, one of Israel’s largest financial reforms, at Leumi Group. As part of the implementation, Ms. Ronen managed the sale of Leumi’s holdings in mutual, provident and training funds. Ms. Ronen served on the Board of Directors of several portfolio companies of Viola including: Amiad Water Systems Ltd., Orad Hi-tech Ltd., Aeronautics Ltd., Degania Medical Ltd. and Matomy Media Group Ltd. Ms. Ronen holds a B.Sc. in mathematics and computer science from Tel Aviv University and an M.B.A. from the Recanati School of Business Administration at Tel Aviv University.

Barry Ben Zeev (Woolfson) was appointed to the Board of Directors of Partner in October 2009. He has been providing strategic business consulting services since 2009. Mr. Ben Zeev served as the Deputy-Chief Executive Officer & Chief Financial Officer of Bank Hapoalim in 2008. He joined the bank in 1976 and served in a variety of senior positions in the branch system and the international division including New York. Mr. Ben Zeev served in the following executive positions prior to becoming Deputy-Chief Executive Officer & Chief Financial Officer of Bank Hapoalim: Executive Vice President & Head of International Operations during the years 2001-2002, Deputy-Chief Executive Officer & Head of International Private Banking during the years 2002-2006, Chairman of Poalim Asset Management in the UK and Ireland during the years 2001-2006, Chairman of Bank Hapoalim Switzerland during the years 2002-2006, Deputy Chairman of the Board of Directors of Signature Bank in New York during the years 2001-2002 and Deputy-Chief Executive Officer and Head of Client Asset Management during the years 2006-2007. Mr. Ben Zeev serves on the Board of Directors of the following companies: Ben Zeev (Woolfson) Consultants Ltd., Kali Pension Administration Management Ltd. and Altshuler Provident and Pension Ltd., as an independent director and head of the investment committee. In addition, he serves on the Board of Trustees of the College for Management (Michlala Le-Minhal).He also served as a member of the Board of Directors of the Tel Aviv Stock Exchange during the years 2006-2007 and on the Board of Directors of Ellomay Capital Ltd., as a member of the investment committee of Manof Bereshit during the years 2009-2013 and as an independent director of Poalim Asset Management UK Ltd. during the years 2011-2018. Mr. Ben Zeev holds a B.A. in economics and an M.B.A both from Tel-Aviv University.

Richard Hunter was appointed to the Board of Directors of Partner in November 2019. He is Chairman of the Board of Directors of Holmes Place International Ltd., serves on the Board of Directors of Delta Galil Industries Ltd., Samelt MCA Ltd. and Trigo Vision, and served as a director at SodaStream International Ltd. until their sale to Pepsi Co. Currently Mr. Hunter is a founding partner in Green Lantern, a private equity fund. Previously he served as CEO of McCann Erickson Israel from 2012 until 2016. During the years 2010 until 2012, Mr. Hunter served as Chief Operating Officer of Shufersal Ltd. and as CEO of 013 Netvision from 2007 until 2010. Mr. Hunter is an accounting and financial expert, holds an LL.B from the College of Management, Tel-Aviv and an M.B.A from INSEAD Business School.

Roly Klinger was appointed to the Board of Directors of Partner in October 2020. She has served since 2018 as an External Director in Delek Royalties (2012) Ltd., as Chairman of the Audit Committee and the Compensation Committee and a member of the finance committee. Ms. Klinger served from 2017 until 2019 as the Director of Refinance, Vice President Legal Counsel and Company Secretary of IBC Israel Broadband Company (2013) Ltd. Ms. Klinger served as Partner's Chief Legal Counsel and Company Secretary from 1998 until 2012 and in 2012 was appointed as Vice President, Legal & Regulatory Affairs, Business Development and Corporate Secretary until 2015. Ms. Klinger holds an LL.B degree from Tel Aviv University, M.A. in Conflict Research Management and Resolution (Research Track), graduated with honors, from The Hebrew University of Jerusalem. Ms. Klinger attended the Advanced Management Program (AMP).

Jonathan Kolodny was appointed to the Board of Directors of Partner effective May 6, 2018. Dr. Kolodny is a General Partner in ION Crossover Partners, a late-stage technology investment fund, which he joined in March of 2018. He also serves on the Board of Directors of BlueVine Capital, Inc. since 2019, and the Board of Directors of Resident Home, Inc. since 2020. Dr. Kolodny served as the CEO of the Keter Group from 2016 to February 2018. Prior to that, he served from 2013 until 2016 as the CEO of Jardin International Holding. During the years 1994 until 2013, Dr. Kolodny served in various senior positions at McKinsey & Company in their overseas as well as local offices founding their office in Israel in 2000 and elected as a Director (senior Partner) of the Firm in 2007. He also served on the Board of Directors of Sodastream International Ltd. from 2015 until its sale to Pepsico at the end of 2018. Dr. Kolodny received a B.A. in Computer Science summa cum laude from Harvard College and a Ph.D. in Cognitive Neuroscience from the University of Cambridge.

Michal Marom-Brikman was appointed to the Board of Directors of Partner effective January 2021. She serves on the Board of Directors of a variety of companies traded both in Israel as well as abroad including, Halman Aldubi Investment House Ltd,, OPC Energy Ltd., Panaxia Pharmaceutical Industries Ltd., Dan Transportation and The Moinian Group. Ms. Marom-Brikman served in the past as a director in various companies including: Israel Union Bank Ltd., Arko Holdings Ltd., BiondVax Pharmaceuticals Ltd., and Electreon Wireless Ltd. Ms. Marom-Brikman is a certified public accountant in Israel. Ms. Marom-Brikman holds a B.A in Business Management and Economics specializing in accounting from the College of Management Academic Studies and an M.A in Finance from the Baruch College of Management, NYU.

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

Yossi Shachak was appointed to the Board of Directors of Partner in November 2019. Mr. Shachak is a consultant to boards of directors, and a board member of public and private companies including, the Azrieli Group Ltd., Tefron Ltd., Southern Properties Ltd. and Chairman of the Board of Directors of Emilia Development (O.F.G) Ltd. Mr. Shachak served as President of the Institute of Certified Public Accountants from 1988 to 1992 and as a director on behalf of the public at the Tel-Aviv Stock Exchange from 1980 to 1986 and from 2000 to 2006. Mr. Shachak is a certified public accountant and is a graduate of accounting from the Hebrew University in Jerusalem.

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

6A.2          SENIOR MANAGEMENT

Below is a list of the Senior Management of the Company as of the date of this Annual Report:

Name of Officer	Age	Position
Isaac Benbenisti	56	Chief Executive Officer
Yuval Keinan	46	Deputy Chief Executive Officer
Tamir Amar	47	Chief Financial Officer & VP Fiber-Optics
Liran Dan	42	Vice President Strategy & Business Development
Yaron Eisenstein	48	Vice President Technologies & IT Division
Snir Niv*	34	Vice President Regulations Division
Einat Rom	55	Vice President, Human Resources & Administration
Yakov Truzman	50	Vice President Business & Sales Division
Hadar Vismunski-Weinberg**	47	Vice President, Chief Legal Counsel & Corporate Secretary
Terry Yaskil	47	Vice President Marketing & Customer Service Division

*Effective November 2020, Snir Niv replaced Noach Hacker as the Company's Vice President Regulation Division

** Hadar Vismunski-Weinberg is expected to be departing from the Company in the coming months.

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

Tamir Amar was appointed as Chief Financial Officer of Partner effective February 1, 2018 and in June 2020 also assumed the position of Vice President Fiber-Optics. Prior to joining the Company, Mr. Amar served since 2013 as the CEO of Vaporjet ltd., a leading and global manufacturer of nonwoven hydroentangled spunlace goods. From 2005 until 2013 he served as the CFO of Raval ACS Ltd., a global public company that fully owns 12 subsidiaries in Israel and abroad and develops, manufactures and sells unique products for the global automotive industry. Mr. Amar holds a B.A. in Economics and Accounting and an M.B.A. specializing in finance from Ben Gurion University.

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

Yaron Eisenstein was appointed as Vice President Information Technologies in August 2019 after having previously served as Head of the Digital and Products Department since joining the Company in 2017. Prior to joining the Company, Mr. Eisenstein served from 2016 until 2017 as CTO and co-founder of binj.tv and led the creation of a video platform to create advanced live broadcasts. Previously, he served as Director of Services and Products department in the technologies division at Bezeq and was responsible for the advancement and development of the company’s digital products, systems development and VoIP services and the BI and data worlds. Mr. Eisenstein has an M.B.A. from the Hebrew University and an M.A. from the Michlala l’Minhal, Rishon L’Zion and Baruch College, New York.

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

Snir Niv was appointed as Vice President of Regulation in October 2020. Before joining Partner he lead for the past 7 years significant reforms in a variety of areas in the Budget Department of the Ministry of Finance, such as, the reform of the ports, the dairy sector, the electricity sector and in the Mekorot company. In his last position, he was managing the country’s budgets for transportation, energy, water and agriculture. Snir has a B.A in Economics with honors (Magna Cum Laude) and a M.B.A. with honors (Summa Cum Laude) in the excellence program at the Hebrew University in Jerusalem.

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

Terry Yaskil was appointed as Vice President of Marketing and Customer Service Division effective June 2020, after having served as Vice President of Marketing since joining the Company in August 2017. Before joining Partner Ms. Terry Yaskil served as Deputy to the CEO of Zap. Terry managed the customer services division at the Zap Group which was responsible for service and sales, and led the group’s entry into Big Data worlds. Prior to that, Ms. Yaskil served for four years as Vice President Marketing and Advertising for Psagot Investment House Ltd. During the years 2006-2011, Ms. Yaskil served in several senior positions in the Tnuva Group including Manager of the central marketing division of the food corporation and Head of the Group’s headquarters. During the years 2001-2006, Ms. Yaskil served as manager of business marketing at Cellcom. Ms. Yaskil holds a B.A. in behavioral sciences and an M.A. in cognitive psychology, both from Ben Gurion University.

Appointments and Resignations

None of the above directors, has any family relationship with any other director or senior manager of the Company. None of the above members of senior management has any family relationship with any other director or senior manager of the Company.

Mr. Arik Steinberg resigned from our Board of Directors effective February 1, 2021.

6B.          Compensation

The terms of employment of the CEO are approved by the compensation committee, the Board of Directors and the general meeting of shareholders (by a special majority) and must comply with the Company’s Compensation Policy for Office Holders (as this term is defined in Item 6C.7 below) (except for certain exceptions, as set by the Israeli Companies Law). The “special majority” requires the approval of a majority of the Company’s shareholders participating at the general meeting and voting on the matter and at least one of the following conditions: (i) such majority includes a majority of the votes cast by shareholders who are not controlling parties (as defined in the Israeli Companies Law) in the Company and who do not have a personal interest in the resolution, and who are present and voting (abstentions are disregarded), or (ii) the votes cast against the resolution by shareholders who are not controlling parties and who do not have a personal interest in the resolution, who are present and voting, constitute two percent or less of the outstanding voting power in the Company. The terms of employment of other senior management (Office Holders) are approved by the compensation committee and the Board of Directors, and must comply with the Company’s Compensation Policy (except for certain exceptions, as set by the Israeli Companies Law). See “Item 6C.5c COMPENSATION COMMITTEE”. Senior management is generally appointed by the CEO with the approval of the Board of Directors for an indefinite term of office and may be removed by the CEO with the approval of the Board of Directors at any time.

Pursuant to the provisions of the Israeli Companies Law, the compensation policy of a company shall be submitted for the approval of the general meeting of shareholders, at least once every three years. We first adopted a compensation policy that sets forth the guidelines and framework for the mode of compensation of the Company’s Office Holders following the approval of the Company’s shareholders, at the extraordinary general meeting of shareholders, held on October 17, 2013 (the “Former Compensation Policy”). A new Compensation Policy was approved by the Company’s shareholders at the annual general meeting of shareholders ("AGM") held on October 29, 2019 and was amended by the extraordinary meeting of shareholders held on March 18, 2020 and by the annual general meeting of shareholders held on October 29, 2020 (the “Compensation Policy”). The Compensation Policy sets forth the principles and procedures for determining Office Holders’ compensation, including ongoing remuneration, bonuses (including annual bonuses, severance bonuses and special bonuses), equity compensation, indemnification, insurance and release. The  Compensation Policy revises the Former Compensation Policy with respect to various matters and issues that needed to be updated and amended since the adoption of the Former Compensation Policy, due to changes in market practices since then, as well as adaption to legislative changes. See Exhibit 15.(b).1.

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

Compensation for senior management may also be provided in the form of equity-based compensation which includes stock options to purchase our ordinary shares and restricted shares. In 2020, options were granted to our senior management under the 2004 Amended and Restated Equity Incentive Plan (as this term is defined in Item 6E.2 below) to purchase up to 464,142 of our ordinary shares at a weighted average exercise price of NIS 13.94 (US$ 4) per option with some of the options vesting at the earliest in February 2021. These options will expire at the latest by October 2026. In addition, in 2020, 180,873 restricted shares were granted to our senior management under the 2004 Amended and Restated Equity Incentive Plan, with some of the restricted shares vesting at the earliest in January 2020. For more information, see “Item 6E.2 Equity Incentive Plan”.

The aggregate compensation paid, and benefits in kind granted to or accrued on behalf of all our directors and senior management for their services in all capacities to the Company and its subsidiaries during the year ended December 31, 2020, was approximately NIS 31 million (US$ 10 million). This amount included approximately NIS 3 million (US$ 0.9 million) set aside or accrued to provide pension and retirement benefits on behalf of all our senior management during the year ended December 31, 2020.

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

The CEO's monthly salary (gross) is in an amount of NIS 150 thousand, linked to the CPI as of the index June 2015 (at the end of 2020 the monthly salary (gross) was NIS 152.5 thousand). In addition, the CEO is entitled to reimbursement for the cost of vehicle use and maintenance as well as accepted related terms that are usually granted to the other office holders in the Company including telephone, food, cellular phone and other benefits in accordance with the Company's compensation policy and procedures (including indemnification, release and insurance arrangements as customary in the Company) and social benefits including sick days, vacation and allocations to plans and funds.

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

With respect to the amount of the annual financial bonus, tiers were set to calculate the amount of the bonus according to the CEO's global achievement rate with respect to all of the elements of the annual bonus (a weighted score of the company targets and an evaluation of the CEO's performances), as follows: achievement at a rate lower than 80% will not entitle the CEO to an annual bonus; achievement at a rate between 80%-120% will entitle the CEO to 80%-120% of the annual bonus budget; achievement at a rate that exceed 120% will entitle the CEO to 120% of the annual bonus budget. For the year ending December 31, 2020, the annual bonus budget (100%) for the period during Mr. Benbenisti's tenure as CEO was approximately NIS 1,678 thousand. These sums are linked to the CPI.

The CEO's Company targets for the year 2020 were determined by the Board of Directors of the Company in February 2020 based on the annual work plan of the Company for the year. They included eight individual targets: (1) Company EBITDA target with a weight of 30% of the Company's targets (2020 achievement rate: 101%); (2) Free Cash flow target with a weight of 15% of the Company's targets (2020 achievement rate: 137%); (3) Cellular ARPU Base (2020 achievement rate: 79%) and subscriber target (2020 achievement rate: 200%) with a weight of 15% of the Company's targets; (4) Sale of equipment profits target with a weight of 5% of the Company's targets (2020 achievement rate: 91%); (5) Fixed line income target with a weight of 5% (2020 achievement rate: 99%); (6) TV combined index target ARPU (2020 achievement rate: 97%) and subscriber target (2020 achievement rate: 75%) with a weight of 10% of the Company's targets; (7) Fiber combined index ARPU (2020 achievement rate: 100%) and subscriber target with a weight of 10% of the Company's targets (2020 achievement rate: 105%); (8) Reducing customer complaint target with a weight of 10% of the Company's targets (2020 achievement rate: 79%).

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

The global achievement rate of the CEO of all of the elements of the annual bonus for 2020 was 102%.

On March 24, 2021, the Board of Directors examined the CEO's achievement of targets and in accordance with the achievement of the said targets, the bonus that will be granted to the CEO for 2020, is in the amount of NIS 1,707 thousand.

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

Highest Office Holder Compensation

A.	The table below sets forth information regarding compensation on an individual basis for the five Office Holders with the highest compensation for the year 2020.

Details of the Compensation Recipient		Compensation for services (the compensation amounts are displayed in terms of cost for the Company) (NIS thousands)				Other compensation & vehicle (the compensation amounts are displayed in terms of cost for the Company) (NIS thousands)		Total (NIS thousands)
Name	Position	Payroll & Related expenses	Annual Bonus	Share-based payments		Other
Isaac Benbenisti	Chief Executive Officer	2,458	1,707	1,872	(1)	194	(2)	6,231	(3)
Yuval Keinan	Deputy Chief Executive Officer	1,818	1,200	766	(4)	128	(2)	3,912
Tamir Amar	Chief Financial Officer&VP Fiber-Optics	1,488	611	388	(5)(8)	194	(2)	2,681
Yakov Truzman	Vice President Business & Sales Division	1,306	515	424	(6)(8)	127	(2)	2,372
Hadar Vismunski-Weinberg	Legal Counsel & Corporate Secretary	1,092	413	734	(7)(8)	128		2,367

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

(7)
In 2017, 147,352 share options and 64,183 restricted shares were granted to Mrs. Hadar Vismunski-Weinberg with a vesting period of up to three years and subject to the fulfillment of performance targets. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.9 million and the fair value of the restricted shares was approximately NIS 1.4 million.

In 2020, 152,078 share options and 61,414 restricted shares were granted to Mrs. Hadar Vismunski-Weinberg with a vesting period of up to three years and subject to the fulfillment of performance targets. The theoretical fair value of the share options (according to Black-Scholes model) as measured on the day of the grant was approximately NIS 0.7 million and the fair value of the restricted shares was approximately NIS 1.0 million.

(8)
These sums represent the relative portion of the expenses of all option and restricted share allocations recorded during the reported period and include expenses for the 2020 vesting period of options and restricted shares (including those which have not fully vested yet).

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

Mr. Barry Ben-Zeev, Ms. Roly Klinger, Dr. Jonathan Kolodny and Ms. Michal Marom-Brikman serve as our external directors under the Israeli Companies Law.

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

6C.4          FINANCIAL EXPERTS UNDER THE ISRAELI COMPANIES LAW

In accordance with the Israeli Companies Law, Partner’s Board of Directors has determined that the minimum number of directors with “accounting and financial expertise” that Partner believes is appropriate, in light of the particulars of Partner and its activities, is three. Under the Israeli Companies Law, only one of such “experts” is required to be an external director. The Board of Directors has determined that eight of our current directors have “accounting and financial expertise”: Ms. Osnat Ronen, Dr. Jonathan Kolodny, Mr. Barry Ben-Zeev (Woolfson), Mr. Richard Hunter, Ms. Michal Marom-Brikman, Mr. Yossi Shachak, Mr. Yehuda Saban and Mr. Shlomo Zohar.

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

–
The Israeli Companies Law, requires that at least two members of the Board of Directors satisfy the conditions of  ”external directors”, which also satisfies the conditions of an Israeli independent director (“bilty taluy”). Four of our ten directors are external directors and satisfy the conditions of both Israeli independent directors and independent directors according to NASDAQ criteria. Two additional directors, (who are not external directors) satisfy the conditions of independent directors according to NASDAQ criteria, one of whom satisfies the conditions of an Israeli independent director, therefore the requirement of NASDAQ Rule 5605(b), that a majority of the Board of Directors be comprised of independent directors, is presently satisfied. However, in previous years and possibly in the future, we were and may not be in compliance with this NASDAQ requirement, since it is not a requirement under Israeli Companies law as stated above.

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

The responsibilities of our audit committee under the Israeli Companies Law include, among others, identifying irregularities in the management of the company’s business and approving related party transactions as required by law, determining whether certain related party actions and transactions are “material” or “extraordinary” in connection with their approval procedures (See 6C.8  APPROVAL OF RELATED PARTY TRANSACTIONS AND COMPENSATION), assessing the scope of work and remuneration of the company’s independent auditor, assessing the company’s internal audit system and the performance of its internal auditor and making arrangements regarding the handling of complaints by employees about company’s business management deficiencies and regarding the protection given to employees who have made complaints.

The Company’s audit committee was appointed by our Board of Directors to review our financial statements, in compliance with U.S. legal requirements (as described above) and in compliance with Israeli regulations (from which we are exempt).

Our audit committee is comprised of four Board of Directors members: Mr. Barry Ben Zeev (committee chairman; external director), Ms. Roly Klinger (external director), Dr. Jonathan Kolodny (external director) and Ms. Michal Marom-Brikman (external director). All of the audit committee members meet the SEC’s definition of independent directors for the purpose of serving as audit committee members as well as the Israeli Companies Law’s definition of Israeli independent directors. In accordance with the SEC definition of “independent” director, none of them is an affiliated person of Partner or any subsidiary of Partner.

The Board of Directors has determined that three of our four audit committee members are “audit committee financial experts” as defined by applicable SEC regulations. See “Item 16A Audit Committee Financial Expert” below.

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

Our compensation committee is comprised of four Board of Directors members: Mr. Barry Ben Zeev (committee chairman; external director), Ms. Roly Klinger ((external director), Dr. Jonathan Kolodny (external director) and Ms. Michal Marom-Brikman (external director). All of the compensation committee members meet the SEC’s definition of independent directors for the purpose of serving as the compensation committee members as well as the Israeli Companies Law’s definition of Israeli independent directors. In accordance with the SEC definition of “independent” director, none of them is an affiliated person of Partner or any subsidiary of Partner.

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

6C.8b          Compensation

The terms of employment of Office Holders including compensation, equity awards, severance and other benefits, exemption from liability and indemnification require the approval of the compensation committee and the Board of Directors. The terms of employment of directors and the Chief Executive Officer must also be approved at the general meeting of shareholders by a majority of the Company’s shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, who participate in the voting (abstentions are disregarded), or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the company. Notwithstanding the foregoing, a company may be exempted from receiving shareholder approval with respect to the terms of employment of a candidate for a Chief Executive Officer position, if such candidate meets certain independence criteria, the terms are in line with the Compensation Policy and the compensation committee has determined for specified reasons that shareholder approval would prevent the engagement. See “Item 6C.5c COMPENSATION COMMITTEE”.

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

6C.10b          RELEASE

The Companies Law and our Articles of Association authorize the Company, subject to obtaining the required approvals (of our compensation committee, Board of Directors and in certain cases, such as release of directors and the CEO, also of our shareholders), to release our Office Holders, in advance, from such persons’ liability, entirely or partially, for damage in consequence of the breach of the duty of care toward us as set forth in accordance with any law, including the liabilities and expenses for which the Company may indemnify Office Holders as set forth above, see Item 6C.10a Indemnification. Furthermore, the Company may release Office Holders that are controlling shareholders or their relatives, subject to the receipt of the approvals in accordance with any law. Said release will not apply to a resolution or transaction in which the controlling shareholder or any Office Holder in the Company (including other Office Holders than the Office Holder being granted the release) has a personal interest.

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

(5)	Expenses, including reasonable legal expenses fees, including attorney fees, incurred by the Office Holder with respect to a proceeding in accordance with the Restrictive Trade Practices Law.

(6)	Any other matter in respect of which it is permitted or will be permitted under any law to insure the liability of an Office Holder in the Company.

6D.          Employees

The number of full-time equivalent employees at year-end 2018, 2019 and 2020, according to their activity, was as follows:

	2018	2019**	2020

Customer service*	1,452	1,456	1,370
Sales and sales support*	550	541	491
Information technology	379	403	388
Marketing and Content	55	56	52
Finance	83	88	85
Human Resources, Administration & Security	87	91	86
Operations & Logistics	124	136	122
Remaining operations	52	63	61
TOTAL	2,782	2,834	2,655	***

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

*** During the first half of 2020, in light of the COVID-19 crisis the Company temporarily reduced the workforce by putting a significant number of employees on unpaid leave. As of December 31, 2020, due to the COVID-19 pandemic, an additional 90 full time employees are on unpaid leave from the Company.

The collective employment agreements that we signed on March 13, 2016 and on December 12, 2016 with the employees' representatives and the Histadrut, the employees' union and that were valid for a period of three years (2016-2018) were renewed in March 2019. The renewed agreement is valid from January 1, 2019 for a period of three years until December 31, 2021. The Company is expected to begin negotiations during the last quarter of 2021 to renew the collective employment agreement. As in the previous agreements, the organizational chapter includes, among others, provisions regarding manning and changing of positions, termination of employment tenure and a dispute resolution mechanism. The economic chapter includes, among others, provisions regarding terms of employment, benefits and welfare and provides for annual bonuses to employees and a profit sharing mechanism provision under certain conditions. The agreement applies to the Company's employees, excluding certain managerial and specific positions.  See also “3D.2j  The unionization of our employees has negatively affected and may continue to negatively affect our financial results.”

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

6E.          Share Ownership

6E.1          SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

As of March 1, 2021, to the best of the Company’s knowledge, none of our directors or senior management held more than 1% of our issued and outstanding ordinary shares, including restricted shares, restricted share units (see below for an explanation), and options to acquire ordinary shares, except as set forth in the following paragraph. Directors and senior management do not have different voting rights than other shareholders of the Company.

As of March 1, 2021, our senior management held, in the aggregate, outstanding options to purchase up to 4,061,378 of our ordinary shares, of which 2,369,835 options were vested and exercisable as of that date, in addition to 546,634 “restricted shares” of which 163,662 restricted shares were vested as of that date (as described in "Item 6E.2 Equity Incentive Plan" below). As of such date, the Company's CEO, Mr. Isaac Benbenisti held options and restricted shares together to purchase 1.05% of our issued and outstanding shares. No options or restricted shares have been granted to our directors.

The table below sets forth the number of outstanding options held by our senior management of the Company, including the CEO of the Company, according to exercise price and expiration date as of March 1, 2021:

Option expiration Year	Number of outstanding options held	Weighted average exercise price (NIS)
2021	1,240,971	17.99
2023	357,766	19.39
2024	1,605,078	18.63
2025	393,421	16.61
2026	464,142	13.94
TOTAL	4,061,378	17.77

Outstanding options to purchase the shares of the Company held by the CEO of the Company:

Option expiration Year	Number of outstanding options held	Weighted average exercise price (NIS)
2021	971,971	18.08
2024	810,027	18.86
TOTAL	1,781,998	18.43

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

In 2020, following the approval of the Company’s Board of Directors, 1,035,635 share options and 398,055 restricted shares were granted to senior office holders, managers and other employees of the Company and its subsidiary, compared to 1,232,226 share options and 397,476 restricted shares granted during 2019. The vesting of the options and the earning of the restricted shares granted after June 2014 are subject to vesting or restriction periods and are also subject to performance conditions set by the Company’s organs.

As of December 31, 2020, options to acquire a total of 7,029,423 ordinary shares and 1,007,423 restricted shares (allocated to a trustee on behalf of the employees under the plan) are outstanding.

From the beginning of 2021 and until March 15, 2021, the Company approved the allocation of 135,518 options and 60,182 restricted shares for our Company's office holders, all in accordance with the Company's Equity Incentive Plan, as amended. The vesting of these options and the earning of these restricted shares are subject to vesting / restriction period of three years from the grant date (one third will vest or be earned in each year), as well as performance conditions set by the Company's organs.

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

As of December 31, 2020, a total of 7,741,784 treasury shares remained of which 1,008,735 were allocated as RSAs to a trustee on behalf of the employees under the Plan. The RSAs offered under the Plan are under the control of the Company until vested under the Plan and therefore are not presented in the financial statements as outstanding shares until vested.

Information in respect of options and restricted shares granted under the Plan is set forth below:

	Through December 31, 2020
	Number of options	Number of RSAs
Granted	36,108,430	5,907,609
Shares issued upon exercises and vesting	(6,574,778)	(3,229,106)
Cancelled upon net exercises, expiration and forfeitures	(22,504,229)	(1,671,080)
Outstanding	7,029,423	1,007,423
Of which:
Exercisable	4,071,714
Vest in 2021	1,788,172	611,551
Vest in 2022	800,789	263,183
Vest in 2023	368,748	132,689

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.          Major Shareholders

The following table, together with the notes hereto set forth certain information as of March 1, 2021, with respect to each person whom we believe to be the beneficial or, if so indicated, registered owner of 5% or more of our ordinary shares. Except where otherwise indicated, we believe, based on information publicly filed with the Securities and Exchange Commission (the "SEC") or furnished to us by the principal shareholders, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares. None of our major shareholders has any different voting rights than any other shareholder. See “Item 10B.3 Rights Attached to Shares”.

Name	Shares beneficially owned	Issued Shares (1)%	Issued and Outstanding Shares (1)%
S.B. Israel Telecom Ltd.(2)	49,862,800	26.17	27.12
Phoenix-Excellence Group (3)	14,706,330	7.72	8.00
Meitav Dash Group (4)	14,612,353	7.67	7.95
Menora Mivtachim Group (5)	13,589,742	7.13	7.39
Harel Group (6)	12,945,310	6.79	7.04
Clal Insurance Group (7)	12,669,049	6.65	6.89
Psagot Investment House (8)	9,488,171	4.98	5.16
Treasury shares (9)	6,733,049	3.53	-
Public (10)	55,961,953	29.36	30.45
Total	190,568,757	100.00	100.00

(1)
As shown above and used throughout this Annual Report, the term “Issued and Outstanding Shares” does not include any treasury shares held by the Company. Treasury shares, which are included in “Issued Shares”, have no voting, dividend or other rights under the Israeli Companies Law, as long as they are held by the Company (“dormant shares”).

(2)
S.B. Israel Telecom, an affiliate of Saban Capital Group LLC, a private investment firm, based in Los Angeles, California, specializing in the media, entertainment and communications industries, is the registered owner of 49,862,800 shares in the Company’s share register. On November 11, 2019, S.B. Israel Telecom filed an amendment to its Schedule 13D with the SEC stating that it had no sole or shared voting or dispositive power over any shares of the Company, and that as a result of the Receiver Appointment (as defined in the filed amendment), as of November 12, 2019, the Reporting Persons (as defined in the filed amendment) ceased to beneficially own any ordinary shares of the Company. On November 12, 2019, the District Court of Tel Aviv issued a judicial order which appointed attorney Ehud Sol as receiver (the "Receiver") for all of the Company’s shares held by S.B. Israel Telecom. See "Item 3D.3a Approximately 27.12% of our issued and outstanding shares and voting rights are held by a receiver (under Israeli law), who might not act in the best interests of the Company or its shareholders."

(3)
Phoenix Holdings Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange (“Phoenix”), and Excellence Investments Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange (“Excellence”), which is controlled by Phoenix, hold shares in the Company directly and through its wholly owned subsidiaries. (Phoenix, Excellence and their subsidiaries collectively, the “Phoenix-Excellence Group”). These holdings are held according to the following segmentation: 2,219,702 ordinary shares are held by Excellance Investments, Kesem trust funds, 1,102,000 ordinary shares are held by Provident funds and Management Companies of Provident funds; 853,045 ordinary shares are held by Excellence ETFs; 993,855 ordinary shares are held by Phoenix "Nostro" accounts; 21,000 ordinary shares are held by Phoenix Pension funds; 27,000 ordinary shares are held by Linked insurance policies of Phoenix; 9,489,728 ordinary shares are held by Partnership for Israeli shares. On March 17, 2021, Phoenix-Excellence Group advised the Company that subsequent to March 1, 2021, their interest has increased to 16,768,306 ordinary shares. 1,935,000 shares of the 16,768,306 shares held by the Phoenix-Excellence Group, representing approximately 1.058% of our Issued and Outstanding shares and total voting rights, are registered in the Company’s Shareholders Register as part of the shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes. For further information regarding required holdings by Israeli founding shareholders, see "Item 3D.1l Our cellular telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. Ensuring compliance with these obligations and restrictions may be outside our control.  If the obligations or restrictions are not respected by our shareholders, we could be subject to significant monetary sanctions or lose our license.”

(4)
Meitav Dash Investments Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange, holds shares in the Company directly and through its wholly owned subsidiaries (Meitav Dash and their subsidiaries collectively, the “Meitav Dash Group”). These holdings are held according to the following segmentation: 10,417,969 ordinary shares are held by Meitav Dash provident funds; 2,658,067 ordinary shares are held by Meitav Dash mutual funds; 1,536,317 ordinary shares are held by Meitav Dash portfolio management. On March 17, 2021, Meitav Dash Group advised the Company that subsequent to March 1, 2021, their interest has decreased to 14,552,713 ordinary shares. 1,313,911 shares of the 14,552,713 held by the Meitav Dash Group, representing approximately 0.719% of our Issued and Outstanding shares and total voting rights, are registered in the Company’s Shareholders Register as part of the shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes.

(5)
Menora Mivtachim Holdings Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange, holds shares in the Company directly and through its subsidiaries (Menora Mivtachim Holdings Ltd. and their subsidiaries collectively, the “Menora Mivtachim Group”). These holdings are held according to the following segmentation: 1,384 ordinary shares are held by Menora holdings; 232,431 ordinary shares are held by "Nostro" insurance; 29,859 ordinary shares are held by "Nostro" Shomera; 13,259,068 ordinary shares are held by Menora Mivtachim Pension and Provident funds. On March 17, 2021, Menora Mivtachim Group advised the Company that subsequent to March 1, 2021, their interest has decreased to 13,571,742 ordinary shares.

(6)
Harel Insurance Investments & Financial Services Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange, holds shares in the Company directly and through its subsidiaries (the "Harel Group"). These holdings are held according to the following segmentation: 479,190 ordinary shares are held by "Mivtach"; 593,379 ordinary shares are held by provident funds; 331,941 ordinary shares are held by "Nostro"; 2,557,063 ordinary shares are held by Harel Group mutual funds; and 8,983,737 ordinary shares are held by "Amitim". On March 18, 2021, Harel Group advised the Company that subsequent to March 1, 2021, their interest has decreased to 12,752,334 ordinary shares. 815,531 shares of the 12,572,334 held by Harel Insurance Company Ltd., representing approximately 0.446% of our Issued and Outstanding shares and total voting rights, are registered in the Company’s Shareholders Register as part of the shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes.

(7)
Clal Insurance Company Ltd. an Israeli corporation listed on the Tel Aviv Stock Exchange, holds shares in the Company directly and through its subsidiaries. (Clal Insurance Company Ltd. and their subsidiaries collectively, the “Clal Group”). These holdings are held according to the following segmentation: 762,955 ordinary shares are held by "Nostro"; 306,840 ordinary shares are held by "Atudot"; 11,599,254 ordinary shares are held by Clal Israel Pension and Provident funds.

(8)
Psagot Investment House, Ltd. an Israeli corporation listed on the Tel Aviv Stock Exchange, holds shares in the Company directly and through its subsidiaries. These holdings are held according to the following segmentation: 7,746,322 ordinary shares are held by Psagot Investment House pension and provident funds and 1,746,823 ordinary shares are held by Psagot Investment House trust funds. On March 16, 2021, the Psagot Investment House, Ltd. advised the Company that subsequent to March 1, 2021, their interest has increased to 9,626,009 ordinary shares.

(9)
Treasury shares do not have a right to dividends or to vote. During 2008, the Company repurchased 4,467,990 of the Company's shares and during 2018, the Company repurchased an additional 6,501,588 of the Company's shares, as part of buy-back plans. Since March 1, 2020, the Company has allocated under the Company’s 2004 Amended and Restated Equity Incentive Plan, 322,946 restricted shares from the treasury shares to a trustee on behalf of the Company’s employees. See “Item 6E.2 EQUITY INCENTIVE PLAN”.

(10)
The shares under “Public” include 6,254,995 shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes including 937,283 Israeli founding shareholders shares which were issued following a public issuance of the Company shares during January 2020 and were approved by the Ministry of Communications on March 16, 2020. These shares, together with 1,935,000 shares held by the Phoenix-Excellence Group and 1,313,911 shares held by the Meitav Dash Group, represent approximately 4.99% of our issued shares (approximately 5.17% of the Issued and Outstanding Shares). For further information regarding required holdings by Israeli founding shareholders, see "Item 3D.1l Our cellular telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. Ensuring compliance with these obligations and restrictions may be outside our control.  If the obligations or restrictions are not respected by our shareholders, we could be subject to significant monetary sanctions or lose our license.”

As of March 1, 2021, to the best of the Company’s knowledge, none of our directors and senior management held more than 1% of our outstanding ordinary shares; their holdings have been included under “Public” in the table above. For information regarding options held by our senior management to purchase ordinary shares, see “6E- Share Ownership”.

We are not aware of any arrangements that might result in a change in control of our Company.

7A.1          OTHER

On March 1, 2021, 4,866,354 ADSs (equivalent to 4,866,354 ordinary shares) or approximately 2.64% of our total Issued and Outstanding ordinary shares, were held of record by 24 registered holders in the United States. There were 5 registered holder accounts in addition to the 24 with registered addresses outside of the United States. Certain accounts of record with registered addresses other than in the United States may hold our ordinary shares, in whole or in part, beneficially for United States persons. We are aware that many ADSs and ordinary shares are held of record by brokers and other nominees and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs and ordinary shares, or the number of ADSs and ordinary shares beneficially held by such persons.

7B.          Related Party Transactions

7B.1          RELATIONSHIP AGREEMENT

Our Israeli founding shareholders and S.B. Israel Telecom are parties to a Relationship Agreement in relation to their direct holdings of our shares and the rights associated with such holdings. (The Receiver exercising rights over the S.B.Telecom shares has the same rights and responsibilities as S.B. Telecom under the agreement. See "Item 3D.3a Approximately 27.12% of our issued and outstanding shares and voting rights are held by a receiver (under Israeli law), who might not act in the best interests of the Company or its shareholders."   See Exhibit 4.(a).1. incorporated by reference in this Annual Report.

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

7B.2          TRANSACTIONS WITH PHI

Pursuant to the Network Sharing Agreement between the Company and the limited partnership PHI, the Company has transactions during the normal course of business with PHI. See "Item 4B.6a Overview- cellular network sharing", "Item 5B.4 Total net financial debt " and also note 9 to the consolidated financial statements.

7C.          Interests of Experts and Counsel

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

8A.          Consolidated Financial Statements and Other Financial Information

Audited financial statements for the three fiscal years ended December 31, 2020, are included under “Item 18. Financial Statements.”

8A.1          LEGAL AND ADMINISTRATIVE PROCEEDINGS

We are party to a number of legal and administrative proceedings arising in the ordinary course of our business, in addition to the legal proceedings specifically discussed below. We do not currently expect the outcome of such matters individually or in the aggregate to have a material adverse effect upon our business and financial condition, results of operations and cash flows.

We have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure which may result in civil liabilities or criminal penalties against us or our office holders and directors. In addition, we have also been named as defendants in a number of proceedings regarding breaches of our license and legal provisions of various laws including the Consumer Protection Law, Privacy Act and others. Plaintiffs in some of these proceedings have successfully sought or are seeking certification as class actions. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of counsel and on the Company’s estimate of the probable amounts that are expected to be incurred. Based on its best judgment of the merits or lack thereof of the class actions described in the first three lists below, the likely range of damages which may be involved, and any provisions made in respect thereof in the Company’s balance sheet, the Company does not currently believe that the outcome of these class actions, individually or in the aggregate, will have a material negative effect on its financial condition or results of operation. See note 20 to the consolidated financial statements for further information regarding litigation and proceedings of which we are currently aware. See also “Item 3D.2g We are exposed to, and currently engaged in, a variety of legal proceedings, including class actions and requests to approve lawsuits as class actions.”

The litigations described below involve claims for which requests for certification as class actions and class actions were filed and which specify a material amount of damages or have been previously reported by the Company. The total amount of pending claims (claims which have not been dismissed by the Court or settled) made by plaintiffs in the litigations described below is NIS 2.05 billion.

1.
On July 15, 2014, a claim and a motion to certify the claim as a class action were filed against the Company and against additional cellular operators and content providers. The claim alleges that the cellular operators, including the Company, breached legal provisions and provisions of their licenses and thereby created a platform that led to the customers’ damages alleged in the claim. The total amount claimed against all of the defendants is estimated by the applicant to be approximately NIS 300 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

2.
On November 12, 2015, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner required their customers to purchase a Smartbox device which is terminal equipment as a condition for using its fixed-line telephony services, an action which would not be in accordance with the provisions of its licenses. The total amount claimed against Partner is estimated by the plaintiff to be approximately NIS 116 million. In February 2019, the Court approved the request to certify the claim as a class action with certain changes. In March 2019, the Company filed an appeal of this decision. In February 2020, the Supreme Court dismissed the appeal request that was filed and the claim was reverted back to the District Court and the proceedings have resumed.

3.
On November 12, 2015, a claim and a motion to certify the claim as a class action were filed against 012 Smile. The claim alleges that 012 Smile required their customers to purchase a Smartbox device which is terminal equipment as a condition for using its fixed-line telephony services, an action which would not be in accordance with the provisions of its licenses. The total amount claimed against 012 Smile is estimated by the plaintiff to be approximately NIS 64 million. In February 2019, the Court approved the request to certify the claim as a class action with certain changes. In March 2019, the Company filed an appeal of this decision. In February 2020, the Supreme Court dismissed the appeal request that was filed and the claim was reverted back to the District Court and the proceedings have resumed.

4.
On January 4, 2016, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner charges its customers the full price of telecommunication packages that are intended for use abroad despite the fact that the packages are not fully utilized and does not allow customers to transfer the balance to the next trip abroad or to receive a credit for the balance. The total amount claimed against Partner is estimated by the applicant to be approximately NIS 234 million. In April 2020, the Court dismissed the case and in June 2020 the plaintiffs filed an appeal of this decision.

5.
On November 20, 2016, a claim and a motion to certify the claim as a class action were filed against the Company. On February 17, 2021, the applicant filed an amended motion that claimed, among other things, that the Company breached legal provisions when it does not update its customers who purchased equipment from the Company in a credit transaction regarding the required interest rate and/or that it does not specify the cash price and/or that it notes an incorrect interest rate. The total amount claimed against Partner is estimated by the applicant to be approximately NIS 157.5 million.

6.
On October 24, 2017, a claim and a motion to certify the claim as a class action were filed against the Company and another cellular operator. The claim alleges that Partner harms the privacy of its customers by unlawfully using their location data. The total amount claimed against Partner is estimated by the applicant to be approximately NIS 1 billion. The claim is still in its preliminary stage of the motion to be certified as a class action.

7.
On September 15, 2020, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company unlawfully sent advertisement messages to customers that did not agree to receive such messages. The claim also alleges that advertisement messages were sent without including the possibility for the recipients to remove themselves from the Company's mailing lists or did not include means of contacting the Company or did not clarify that this is an advertisement and that the recipients had a right to send a refusal to receive the message and that the Company continued to send advertisement messages to customers that requested to be removed from the mailing lists. The total amount claimed against the Company was not stated by the applicants (however the claim was estimated by the applicants to be over NIS 2.5 million). The claim is still in its preliminary stage of the motion to be certified as a class action.

8.
On November 1, 2020, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company unlawfully displays advertising POP UP messages before and during TV services constitute spam. The total amount claimed against the Company is estimated by the applicants to be approximately NIS 175 million. The claim is still in its preliminary stage of the motion to be certified as a class action.

9.
On November 2, 2020, a claim and a motion to certify the claim as a class action were filed against the Company and two of its subsidiaries, 012 Smile Telecom Ltd. and 012 Telecom Ltd. as well as against another operator. The claim alleges that the Company as well as the other respondents charged its customers a fee for ISP service after they began receiving this service from another company and that the respondents did not provide the service in return for payment. The total amount claimed from the Company was estimated by the applicants to be approximately NIS 2.5 million (however the claim was estimated by the applicants to be tens of millions of Shekels). The claim is still in its preliminary stage of the motion to be certified as a class action.

10.
On November 2, 2020, a claim and a motion to certify the claim as a class action were filed against the Company and 012 Telecom Ltd. The claim alleges that the Company charged its customers a fee for ISP service after they began receiving this service from another company and that the respondents did not provide the service in return for payment. The total amount claimed against the Company was not stated by the applicants (however the claim was estimated by the applicants to be over NIS 2.5 million). The claim is still in its preliminary stage of the motion to be certified as a class action.

11.
On December 15, 2020, a claim and a motion to certify the claim as a class action were filed against the Company and 012 Smile Telecom Ltd. The claim alleges that the Company charged its customers a fee for anti-virus and/or anti- spam services for email boxes while they did not use these services and that the Company does not keep records of their requests to receive these services. The total amount claimed against the Company was not stated by the applicant (however the claim was estimated by the applicant to be over NIS 2.5 million). The claim is still in its preliminary stage of the motion to be certified as a class action.

With respect to the following claims that have previously been reported, the Company has reached settlement agreements or agreed upon withdrawals or the applicant has unilaterally withdrawn (as noted below, some of which are still subject to Court approval).

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

2.
On July 14, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner is breaching its contractual and/or legal obligation and/or is acting negligently by charging V.A.T for roaming services that are consumed abroad. The applicant demands to return the total amount of V.A.T that was charged by Partner for roaming services that were consumed abroad. The applicant also pursued an injunction that will order Partner to stop charging VA.T for roaming services that are consumed abroad. In August 2014, the claim was dismissed and in October 2014, the applicant filed an appeal with the Supreme Court. The hearing was held in May 2016 before an expanded panel of seven judges and the Supreme Court accepted the appeal in July 2017 and dismissed the District Court's decisions. The claim was reverted back to the District Court. In March 2020, a settlement agreement was filed for the Court's approval.

3.
On August 8, 2012, a claim and a motion to certify the claim as a class action were filed against 012 Smile and another Internet Service Provider. The claim alleges that the respondents breached certain provisions of their licenses by not offering their services at a unified tariff to the same type of customers. The total amount claimed against 012 Smile, if the lawsuit is certified as a class action, was not stated by the applicant. In December 2019, the Court dismissed the motion and in January 2020, an appeal was filed with the Supreme Court. Following a hearing held in the Supreme Court, the applicant filed a request to expunge their appeal and on February 16, 2021, the Court expunged their appeal.

4.
On August 18, 2019, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company unlawfully charges customers that terminate their engagement with the Company, for speakers and/or tablets and/or other accessories they received from the Company as gifts while they were subscribers of the Company, and at a full and excessive price. The total amount claimed against the Company if the lawsuit is recognized as a class action, was not stated by the applicant.  The parties filed a withdrawal settlement which was approved by the Court in April 2020.

5.
On November 17, 2019, a claim and a motion to certify the claim as a class action were filed against the Company and two additional cellular operators. The claim alleges that the Company, as well as the other respondents collected money from its customers for content services for third parties, by using the means of payment that were given to the Company for the purpose of the cellular invoice payment for content services, without receiving consent from these customers prior to the charge, and/or without having documentation with respect to the customers' consent, unlawfully and against its license provisions and/or without the Company first ensuring that the customers received a document that complies with the Consumer Protection Law regarding the specific transaction for which it intends to collect money from them. The total amount claimed from each of the respondents if the lawsuit is recognized as a class action is NIS 400 million in addition to compensation in the amount of NIS 500 for each one of the group members for non-monetary damages which were allegedly caused to them. The group on whose behalf the claim was filed is all Partner subscribers who made such payments from September 2003 until the date that Partner is found to have stopped charging customers for such content services (from this group a group of customers charged for certain content services were excluded in light of other court decisions). In December 2020, the applicants notified that they wish to withdraw from the proceedings and the Court has yet to rule on the matter.

The litigations described below involve claims for which requests for certification as class actions were filed and which do not claim any specific aggregate amount of damages to the relevant group in the claim.

1.
On May 4, 2015, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges, that Partner discriminated between its cellular customers, including between new customers and existing customers, by offering the same type of customers, different terms, an action which would not be in accordance with the provisions of its license. The applicant noted that it cannot estimate the total amount claimed in the lawsuit, if the lawsuit is certified as a class action. In December 2019, the Court dismissed the motion and in January 2020, an appeal was filed with the Supreme Court.

2.
On April 21, 2016, a claim and a motion to certify the claim as a class action were filed against 012 Smile. The claim alleges that the infrastructure included in the 012 Smile's plans does not support data speeds that the Company publishes to its customers. The total amount claimed against the Company if the lawsuit is certified as a class action was not stated by the plaintiffs. In January 2021, the Court approved the request to certify the claim as a class action.

3.
On September 11, 2016, a claim and a motion to certify the claim as a class action were filed against 012 Smile and two other international long distance operators. The claim alleges that the respondents charged excessive tariffs from occasional customers for each long distance call minute, contrary to the Telecommunications Law (Telecommunications and Broadcasting), that allows a licensee to charge reasonable payment for a telecommunication service that it provides. The total amount claimed against 012 Smile if the lawsuit is certified as a class action was not stated by the applicant. In July 2019, the Court dismissed the motion and in October 2019, an appeal was filed with the Supreme Court.

4.
On September 24, 2017, a claim and a motion to certify the claim as a class action were filed against the Company and Partner Land-Line. The claim alleges that the infrastructure included in the Company's plan does not support data speeds that the Company publishes to its customers. The applicant noted that it cannot estimate the total amount claimed in the lawsuit, should the lawsuit be certified as a class action. The claim is still in its preliminary stage of the motion to be certified as a class action.

5.
On August 6, 2018, a claim and a motion to certify the claim as a class action were filed against the Company and 012 Smile and at a later date, following a revision to the motion, also against Partner Land-Line. The claim alleges that the respondents unlawfully charge its customers different and higher rates for international calls that are not included in their tariff plans, than those set forth in its customer tariff chart on the 012 Smile website. The applicants noted that it cannot estimate the total amount claimed in the lawsuit, should the lawsuit be certified as a class action. The claim is still in its preliminary stage of the motion to be certified as a class action.

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

8.
On April 1, 2020, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company unlawfully charges its customers for anti-virus services that without their consent. The total amount claimed from the Company was not stated by the applicant but was estimated by the applicant to be at least tens of millions of NIS. The claim is still in its preliminary stage of the motion to be certified as a class action.

9.
On November 26, 2020, a claim and a motion to certify the claim as a class action were filed against the Company and three of its subsidiaries. The claim alleges that the Company unlawfully reduced the operating hours of its customer service centers. The total amount claimed against the Company if the lawsuit is recognized as a class action, was not stated by the applicants. The claim is still in its preliminary stage of the motion to be certified as a class action.

10.
On January 25, 2021, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company does not disclose interest rates to customers that purchase items in credit transactions prior to the conclusion of the transaction. The total amount claimed against the Company was not stated by the applicant (however the claim was estimated by the applicant to be over NIS 2.5 million). The claim is still in its preliminary stage of the motion to be certified as a class action.

11.
On February 25, 2021, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges, among others, that the Company provided its customers with TV service for viewing through a free application, as an ancillary benefit to other services and that the Company began charging customers for the TV service upon the cancellation of the ancillary service. The total amount claimed against the Company was not stated by the applicant (however the claim was estimated by the applicant to be over NIS 2.5 million). The claim is still in its preliminary stage of the motion to be certified as a class action.

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

As of December 31, 2020, one criminal proceeding was pending against us concerning the erection of network sites without building permits. We are currently negotiating with the relevant local authorities to reach a settlement regarding the relocation of affected sites or obtaining building permits for those sites. Settlements of previous criminal proceedings brought against us resulted in Partner, but not its office holders or directors, admitting guilt and paying a fine, and also resulted in the imposition of demolition orders for the relevant sites, the execution of which have been stayed for a period of time to allow us to obtain the necessary permits or to relocate the relevant network site.

8A.2          DIVIDEND DISTRIBUTION POLICY

Our Articles of Association allow for our Board of Directors to approve all future dividend distributions, without the need for shareholder approval, subject to the provisions governing dividends under the Israeli Companies Law.

No dividends have been distributed since 2013.  For risks relating to future payments of dividends, see “Item 3D.2u There can be no assurance that dividends will be declared or, if they are, at what level. No dividends have been distributed since 2013, although we repurchased 6,501,588 shares of the Company in 2018 for a cost of NIS 100 million.”

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

8B.          Changes

No significant change has occurred since December 31, 2020, except as otherwise disclosed in thisAnnual Report. See also "Item 3D.2d The Coronavirus ("COVID-19") crisis had a material harmful effect on the Company's business in 2020. As of the date of this Annual Report, revenues from roaming services continue to be significantly restrained. Should existing trends continue or worsen, this may have a material harmful effect on our results of operations and financial position for 2021.", and “Item 5D.2 Outlook”.

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

10B.3          RIGHTS ATTACHED TO SHARES

Our registered share capital consists of a single class of 235 million ordinary shares, par value NIS 0.01 per share, of which 190,568,757 ordinary shares were issued and 183,835,708 shares (does not include treasury shares) and 182,826,973 shares (does not include treasury shares and unearned shares held by trustee on behalf of employees under share-based payment plan) were issued and outstanding as of March 1, 2021. All issued and outstanding ordinary shares are validly issued and registered. The rights attached to our ordinary shares are described below.

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

i-Phone Agreement. Following the expiration of a previous agreement, we entered into a non-exclusive agreement with Apple Distribution International, effective April 1, 2021, for the purchase and resale of iPhone handsets in Israel. Pursuant to the agreement, we agreed to purchase a minimum quantity of iPhone handsets per year, for a period of three years.

Network upgrade and deployment of fourth generation network. In October 2010, we entered into an agreement with Ericsson for the upgrade of our existing networks and the deployment of our fourth generation network in Israel for an initial term that ended at the end of 2014. We extended with certain modifications, the maintenance period by additional periods until the end of 2019. See "Item 4B.8g Suppliers"”.

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

10D.       Exchange Controls

There are no Israeli government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us and our wholly-owned subsidiaries, except or otherwise as set forth under "Item 10E Taxation".

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

Israeli law generally imposes a capital gains tax on the sale of capital assets by residents of Israel as defined for Israeli tax purposes, and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of our Shares by some of our shareholders (see discussion below). The Israeli Income Tax Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus”. Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the CPI between the date of purchase and the date of sale. In 2020, the real capital gain accrued on the sale of our Shares was generally taxed at a rate of 23% for corporations (25% for 2016, 24% for 2017 and 23% for 2018 and thereafter) and a rate of up to 25% for individuals. Additionally, if such individual shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale (i.e., if such individual shareholder holds directly or indirectly, along with others, at least 10% of any means of control in the company, including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director), the tax rate will be up to 30%.

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

Please note that an individual Israeli tax resident may be required to pay up to 47% (from 2017 and thereafter) on his yearly taxable income, subject to certain exceptions. In addition, as of January 1, 2013, an individual Israeli tax resident is required to pay an additional tax at the rate of 2% on his yearly taxable combined income from any source exceeding 803,520 with respect to 2016. The additional tax rate is 3% from an amount exceeding NIS 640,000 in 2017, NIS 641,880 in 2018, NIS 649,560 in 2019 and NIS 651,600 in 2020.

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

United States Federal Income Tax Considerations

The following discussion is a summary of certain material US federal income tax considerations applicable to a US holder (as defined below) regarding the acquisition, ownership and disposition of Shares or ADSs. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed US Treasury regulations, administrative pronouncements, rulings and judicial decisions as of the date of this Annual Report. All of these authorities are subject to change, possibly with retroactive effect, and to change or changes in interpretation. In addition, this summary does not discuss all aspects of US federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under US federal income tax law, including certain former citizens or residents of the United States, insurance companies, banks, regulated investment companies, securities broker-dealers, financial institutions, tax-exempt organizations, persons holding Shares or ADSs as part of a straddle, hedging or conversion transaction, persons subject to the foreign tax credit splitting events rules, persons subject to the alternative minimum tax, persons who acquired their Shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, US holders having a functional currency other than the US dollar, persons owning (directly, indirectly or by attribution) 10% or more of our outstanding share capital or voting stock and persons not holding the Shares or ADSs as capital assets. This discussion also does not address the consequences of the Medicare tax on net investment income or any aspect of state, local or non-US tax law or any other aspect of US federal taxation other than income taxation. There can be no assurances that the U.S. Internal Revenue Service (the “IRS”) will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our shares or that such a position would not be sustained. This summary is not intended to be, and should not be considered to be, legal or tax advice.

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

If a partnership (including entities classified as partnerships for US federal income tax purposes, or other pass-through entities, or holders that will hold our shares through such an entity) or S corporations, holds Shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partnership or a partner in a partnership that holds Shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of Shares or ADSs.

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

Passive Foreign Investment Company Rules

A non-US corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if (i) at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person) and gains on the disposition of certain minority interests) or (ii) at least 50% of the average value of its assets consist of assets that produce or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2020. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our Shares, ADSs and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences. These consequences may include having the gains that are realized on the disposition of Shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges with respect to certain dividends and gains and on the sale or other disposition of the Shares or ADSs. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above). In addition, if a US holder holds Shares or ADSs in any year in which we are treated as a PFIC, such US holder will be subject to additional tax form filing and reporting requirements.

Application of the PFIC rules is complex. A US holder of a PFIC may be required to file an IRS Form 8621. The failure to file this form when required could result in substantial penalties. US holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership of our Shares or ADSs.

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

The following table provides information derived from the financial statements about these liabilities as of December 31, 2019 and 2020.

Non-Derivative Instruments

	As of December 31, (NIS equivalent in millions, except percentages)
	2019		2020
	Fair Value	Book Value	Fair Value	Book Value

NIS-denominated debt linked to the CPI
Trade payables (1)	17	17	29	29
Lease liabilities	619	613	699	699

NIS-denominated debt not linked to the CPI
Long-term variable interest Notes payable series D due 2021	219	218	110	109
Weighted average interest rate payable		1.53%		1.31%
Long-term fixed Notes payable series F due 2024	1,040	1,021	524	512
Weighted average interest rate payable		2.16%		2.16%
Long-term fixed Notes payable series G due 2027	383	350	939	824
Weighted average interest rate payable		4%		4%
Long-term borrowing bearing fixed interest	90	89	60	59
Weighted average interest rate payable		2.38%		2.38%
Long-term borrowing bearing fixed interest	105	102	82	79
Weighted average interest rate payable		2.5%		2.5%
Financial liability at fair value (1)	28	28	4	4

Debt denominated in foreign currencies (1)
Trade payables denominated in USD	194	194	92	92
Trade payables denominated in other foreign currencies (mainly Euro)	12	12	11	11
Lease liabilities denominated in USD	4	4	3	3
Total	2,711	2,648	2,553	2,421

(1)    Book value approximates fair value.

11B.       Foreign Exchange and Inflation

Substantially all of our revenues and a majority of our operating expenses are denominated in NIS. However, in 2020, approximately one quarter of our operating expenses (excluding depreciation), including a substantial majority of our device and equipment purchases related to end sales to customers, were linked to non-NIS currencies, mainly the US dollar.  We do not enter into derivative transactions and thus we are exposed to the aforementioned foreign currency fluctuations. We do not hold or issue derivative financial instruments for trading purposes. In addition, part of our capital expenditures are incurred in, or linked to, non-NIS currencies, mainly the US dollar. See note 6 to the consolidated financial statements for description of the market risks.

As of December 31, 2020, most of our leases are linked to the CPI. We may not be able to raise our tariffs pursuant to our license in a manner that would fully compensate for a significant increase in the CPI. Therefore, a significant increase in the rate of inflation may also have a material adverse impact upon us by increasing our lease payments without an offsetting increase in revenue. In 2020, the CPI effective as of December 31, 2020, decreased by 0.6%, compared to the CPI effective as of December 31, 2019, which caused an increase in equity and profit or loss of approximately NIS 1 million.

Sensitivity analysis

A change of the USD exchange rate as at December 31, 2020, would increase (decrease) equity and profit in 2020 by the amounts shown below regarding assets and liabilities as of December 31, 2020, and expected capital expenditure purchases in 2021. The analysis below does not take into account the effect of any change in USD with respect to possible future commitments and other future expected purchases in US dollars, since the Company believes that it will be able to adjust NIS prices for goods and services it sells in the Israeli market to reflect any significant increases in cost resulting from changes in the NIS-USD exchange rate. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels in millions

December 31, 2020
Increase in the USD of	10%	(7)	(7)
Decrease in the USD of	(10)%	7	7

A change of the CPI as at December 31, 2020, would increase (decrease) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels in millions

December 31, 2020
Increase in the CPI of	2%	(2)	(2)
Decrease in the CPI of	(2)%	2	2

11C.       Interest rates

Since one of our notes payable bears variable interest rate, changes in interest rates cause cash flow risks. As of December 31, 2020, our Notes payable series D in a principal amount of NIS 109 million bear variable interest rate.

Sensitivity analysis

An increase (decrease) of 1% in the interest rate during 2020 in respect of our notes payable bearing variable interest would have resulted in an annual increase (decrease) in interest expenses (income) of NIS 2 million. This analysis assumes that all other variables remain constant.

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

Amounts received from the Depository

During 2020, the Company received from Citibank payments in the amount of approximately $161,292.

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.          CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020. Disclosure controls and procedures means controls and other procedures designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures in place as of December 31, 2020, were effective.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020, based on the framework for Internal Control-Integrated Framework (2013) set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020.

Our internal control over financial reporting as of December 31, 2020, has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, as stated in their report which is included under Item 18.

(c) Attestation report of the registered public accounting firm. The attestation report of Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, regarding the Company’s internal control over financial reporting is included under Item 18.

(d) Changes in Internal Control Over Financial Reporting. During the year ended December 31, 2020, no changes materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

16A.       AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Barry Ben-Zeev, Dr. Jonathan Kolodny and Ms. Michal Marom-Brikman are “audit committee financial experts” as defined in Item 16A of Form 20-F. All the members of the audit committee are “independent directors” as defined in the SEC requirements applicable to us.

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

16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, our independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), have served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2020, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by PwC to the Company in 2019 and 2020.

	2019	2020
	(NIS thousands)	(NIS thousands)

Audit Fees (1)	2,200	2,220
Audit-related Fees (2)	210	385
Tax Fees (3)	491	448
TOTAL	2,901	3,053

(1)
Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; and assistance with and review of documents filed with the SEC.

(2)
Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and include consultations concerning financial accounting and reporting standards, as well as the purchase of an accounting database.

(3)
Tax Fees include fees billed for tax compliance services, including the preparation of tax returns and claims for tax refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, and requests for rulings or technical advice from the taxing authority.

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

ITEM 18.          FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report.

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-3-F-4
CONSOLIDATED FINANCIAL STATEMENTS:
Statements of Financial Position	F5-F-6
Statements of Income	F-7
Statements of Comprehensive Income	F-8
Statements of Changes in Equity	F-9
Statements of Cash Flows	F-10-F-11
Notes to financial statements	F-12-F-87

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
15.(b).1
Compensation Policy adopted on October 29, 2019 (incorporated by reference to Annex D from the Company’s Report on Form 6-K filed on August 28, 2019) and amended on March 18, 2020 (incorporated by reference to Annex B from the Company’s Report on Form 6-K filed on February 12, 2020) and on August 20, 2020 (incorporated by reference to Annex C from the Company’s Report on Form 6-K filed on August 28, 2019)

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

Partner Communications Company Ltd.

By: /s/ Isaac Benbenisti
Isaac Benbenisti
Chief Executive Officer

March 25, 2021

By: /s/ Tamir Amar
Tamir Amar
Chief Financial Officer

March 25, 2021

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2020 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2020 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in millions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Partner communications company Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Partner Communications Company Ltd. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020   in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 15b.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment – Fixed line segment

As described in Notes 4(3) and 13 to the consolidated financial statements, the Company’s goodwill balance in respect of the fixed line segment was NIS 407 million as of December 31, 2020. Management conducts an impairment test at each year end, or more frequently if events or circumstances indicate that the carrying amount of goodwill may be impaired. Potential impairment is identified by comparing the carrying amount of the relevant cash-generating unit to its recoverable amount, including goodwill. The recoverable amount is the higher of an asset's fair value less costs to sell and value-in-use. In the first quarter of 2020, the Company concluded that due to negative effects of COVID-19 pandemic on revenues, a triggering event existed for the fixed line segment as of March 31, 2020 therefore it performed a goodwill impairment test as of that date as well. The recoverable amount of the fixed-line segment to which the goodwill has been allocated was estimated by management using a discounted cash flow model. Management’s cash flow projections for the Fixed line segment included significant judgments and assumptions relating to the cash flow projections, the terminal growth rate, and the discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the fixed line segment is a critical audit matter are (i) the significant judgment by management when developing the value-in-use measurement of the fixed line segment; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to cash flows projections, terminal growth rate and discount rate; (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included obtaining an understanding, evaluating the design and testing the effectiveness of controls over the Company's goodwill impairment review process including controls over managements review of the significant assumptions described above. These procedures also included, among others, evaluating the appropriateness of the discounted cash flow model; testing the completeness and accuracy of underlying data used in the model; comparing projected cash flows to the Company's historical cash flows; evaluating the significant assumptions used by management related to the projected cash flows, terminal growth rates and discount rate; assessing the historical accuracy of managements estimates; performing sensitivity analyses and reviewing the changes of the Company's regulatory environment and  consumers' market. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumption.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
March 24, 2021

We have served as the Company’s auditor since 1998.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2019	2020	2020
	Note	In millions
CURRENT ASSETS
Cash and cash equivalents		299	376	117
Short-term deposits	6	552	411	128
Trade receivables	7	624	560	174
Other receivables and prepaid expenses		39	46	14
Deferred expenses – right of use	12	26	26	8
Inventories	8	124	77	24
		1,664	1,496	465

NON CURRENT ASSETS
Long-term deposits	6		155	48
Trade receivables	7	250	232	72
Deferred expenses – right of use	12	102	118	37
Lease – right of use	19	582	663	206
Property and equipment	10	1,430	1,495	465
Intangible and other assets	11	538	521	162
Goodwill	13	407	407	127
Deferred income tax asset	25	41	29	9
Prepaid expenses and other assets		1	9	3
		3,351	3,629	1,129

TOTAL ASSETS		5,015	5,125	1,594

The financial statements were authorized for issue by the board of directors on March 24, 2021.

Isaac Benbenishti	Tamir Amar	Barry Ben-Zeev (Woolfson)
Chief Executive Officer	Chief Financial Officer &	Director
VP Fiber-Optics

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2019	2020	2020
	Note	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	6,15	367	290	90
Trade payables		716	666	207
Payables in respect of employees		103	58	18
Other payables (mainly institutions)		23	29	9
Income tax payable		30	27	8
Lease liabilities	19	131	120	37
Deferred revenues from HOT mobile	9,22	31	31	10
Other deferred revenues	22	45	100	31
Provisions	14	43	13	4
		1,489	1,334	414

NON CURRENT LIABILITIES
Notes payable	6,15	1,275	1,219	379
Borrowings from banks	6,15	138	86	27
Financial liability at fair value	6,15	28	4	1
Liability for employee rights upon retirement, net	16	43	42	13
Lease liabilities	19	486	582	181
Deferred revenues from HOT mobile	9,22	102	71	22
Provisions and other non-current liabilities	14,22	37	64	21
		2,109	2,068	644

TOTAL LIABILITIES		3,598	3,402	1,058

EQUITY	21
Share capital – ordinary shares of NIS 0.01 par value:
authorized – December 31, 2019 and 2020 – 235,000,000
shares; issued and outstanding -		2	2	1
December 31, 2019 – *162,915,990 shares
December 31, 2020 – *182,826,973 shares
Capital surplus		1,077	1,311	408
Accumulated retained earnings		576	606	188
Treasury shares, at cost –
December 31, 2019 – **8,275,837 shares
December 31, 2020 – **7,741,784 shares		(238)	(196)	(61)
TOTAL EQUITY		1,417	1,723	536
TOTAL LIABILITIES AND EQUITY		5,015	5,125	1,594

*   Net of treasury shares.
** Including shares held by trustee under the Company's Equity Incentive Plan, see note 21(a), such shares will become outstanding upon completion of vesting conditions, see note 21(b).

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF INCOME

					Convenience
					translation
					into U.S. dollars
		New Israeli Shekels			(note 2b3)
		Year ended December 31,
		2018**	2019	2020	2020
	Note	In millions (except earnings per share)
Revenues, net	5,22	3,259	3,234	3,189	992
Cost of revenues	5,22	2,700	2,707	2,664	829
Gross profit		559	527	525	163

Selling and marketing expenses	22	293	301	291	90
General and administrative expenses	22	148	149	145	45
Credit losses	7	30	18	23	7
Other income, net	23	28	28	30	9
Operating profit		116	87	96	30
Finance income	24	2	7	8	2
Finance expenses	24	55	75	77	24
Finance costs, net	24	53	68	69	22
Profit before income tax		63	19	27	8
Income tax expenses	25	7	*	10	3
Profit for the year		56	19	17	5
Attributable to:
Owners of the Company		57	19	17	5
Non-controlling interests		(1)	*
Profit for the year		56	19	17	5

Earnings per share
Basic	27	0.34	0.12	0.09	0.03
Diluted	27	0.34	0.12	0.09	0.03

*     Representing an amount of less than 1 million.
**   See note 2(o) regarding the adoption of IFRS 16 – Leases, from the beginning of 2019.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31,
		2018**	2019	2020	2020
	Note	In millions
Profit for the year		56	19	17	5
Other comprehensive income, items
that will not be reclassified to profit or loss
Remeasurements of post-employment benefit
obligations	16	1	(2)	1	*
Income taxes relating to remeasurements of
post-employment benefit obligations	25	*	*	*	*
Other comprehensive income (loss)
for the year, net of income taxes		1	(2)	1	*

TOTAL COMPREHENSIVE INCOME
FOR THE YEAR		57	17	18	5
Total comprehensive income attributable to:
Owners of the Company		58	17	18	5
Non-controlling interests		(1)	*
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		57	17	18	5

*     Representing an amount of less than 1 million.
**   See note 2(o) regarding the adoption of IFRS 16 – Leases, from the beginning of 2019.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital						Non-controlling
	Number of		Capital	Accumulated	Treasury
	Shares**	Amount	surplus	earnings	shares	Total	interests	Total equity
		NIS In millions
New Israeli Shekels:
BALANCE AT JANUARY 1, 2018	168,243,913	2	1,164	491	(223)	1,434		1,434
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2018
Profit for the year				56		56	(1)	55
Other comprehensive income for the year, net of income taxes				1		1		1
Exercise of options and vesting of restricted shares granted to employees	886,072		(62)		62
Employee share-based compensation expenses				15		15		15
Acquisition of treasury shares (note 21)	(6,501,588)				(100)	(100)		(100)
Non-controlling interests on acquisition of subsidiary							1	1
BALANCE AT DECEMBER 31, 2018	162,628,397	2	1,102	563	(261)	1,406	*	1,406
Adoption of IFRS 16 (notes 2 and 19)				(21)		(21)		(21)
BALANCE AT JANUARY 1, 2019	162,628,397	2	1,102	542	(261)	1,385	*	1,385
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2019
Profit for the year				19		19	*	19
Other comprehensive loss for the year, net of income taxes				(2)		(2)		(2)
Exercise of options and vesting of restricted shares granted to employees	287,593		(23)		23
Employee share-based compensation expenses				17		17		17
Transactions with non-controlling interests			(2)			(2)	*	(2)
BALANCE AT DECEMBER 31, 2019	162,915,990	2	1,077	576	(238)	1,417	-	1,417
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2020
Profit for the year				17		17		17
Other comprehensive income for the year, net of income taxes				1		1		1
Issuance of shares to shareholders (see note 21)	19,330,183	*	276***			276		276
Exercise of options and vesting of restricted shares granted to employees	580,800		(42)		42
Employee share-based compensation expenses				12		12		12
BALANCE AT DECEMBER 31, 2020	182,826,973	2	1,311	606	(196)	1,723	-	1,723
Convenience translation into U.S. Dollars (note 2b3):
BALANCE AT JANUARY 1, 2020	162,915,990	1	335	179	(74)	441	-	441
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2020
Profit for the year				5		5		5
Other comprehensive income for the year, net of income taxes				*		*		*
Issuance of shares to shareholders (see note 21)	19,330,183	*	86***			86		86
Exercise of options and vesting of restricted shares granted to employees	580,800		(13)		13
Employee share-based compensation expenses				4		4		4
BALANCE AT DECEMBER 31, 2020	182,826,973	1	408	188	(61)	536	-	536

*  Representing an amount of less than 1 million.
** Net of treasury shares.
*** Net of issuance costs.
The accompanying notes are an integral part of the financial statements.

(Continued)– 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31,
		2018**	2019	2020	2020
	Note	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)		627	838	787	244
Income tax paid	25	(2)	(1)	(1)	*
Net cash provided by operating activities		625	837	786	244
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment		(343)	(462)	(409)	(127)
Acquisition of intangible and other assets		(159)	(167)	(164)	(51)
Acquisition of a business, net of cash acquired			(3)
Proceeds from (investment in) deposits, net		150	(552)	(14)	(4)
Interest received	24	1	1	6	2
Consideration received from sales of property and equipment	23	3	2	*	*
Payment for acquisition of subsidiary, net of cash acquired		(3)
Net cash used in investing activities		(351)	(1,181)	(581)	(180)
CASH FLOWS FROM FINANCING ACTIVITIES:
Lease principal payments	19		(139)	(129)	(40)
Lease interest payments	19		(20)	(18)	(6)
Share issuance, net of issuance costs	21			276	86
Acquisition of treasury shares	21	(100)
Proceeds from issuance of notes payable, net of issuance costs	6,15	150	562	466	145
Proceeds from issuance of option warrants exercisable for notes payables	15		37
Interest paid	24	(69)	(37)	(49)	(15)
Repayment of non-current borrowings	15	(382)	(52)	(52)	(16)
Repayment of current borrowings			(13)
Repayment of notes payable	15	(324)	(109)	(620)	(193)
Settlement of contingent consideration				(2)	(1)
Transactions with non-controlling interests			(2)
Net cash provided by (used in) financing activities		(725)	227	(128)	(40)
INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS		(451)	(117)	77	24
CASH AND CASH EQUIVALENTS AT BEGINNING
OF YEAR		867	416	299	93
CASH AND CASH EQUIVALENTS AT END OF
YEAR		416	299	376	117

*   Representing an amount of less than 1 million.
** See note 2(o) regarding the adoption of IFRS 16 – Leases, from the beginning of 2019.

The accompanying notes are an integral part of the financial statements.

(Concluded)– 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplementary information

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31,
		2018**	2019	2020	2020
	Note	In millions

Cash generated from operations:
Profit for the year		56	19	17	5

Adjustments for:
Depreciation and amortization	10,11	545	723	683	212
Amortization of deferred expenses - Right of use	12	47	28	31	10
Employee share based compensation expenses	21	15	17	12	4
Liability for employee rights upon retirement, net	16	1	1	(1)	*
Finance costs, net	24	(7)	5	(2)	(1)
Lease interest payments	19		20	18	6
Interest paid	24	69	37	49	15
Interest received	24	(1)	(1)	(6)	(2)
Deferred income taxes	25	16	4	12	4
Income tax paid	25	2	1	1	*
Capital loss from property and equipment		*	(2)	*	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	7	124	42	82	26
Other		16	(1)	(6)	(2)
Increase (decrease) in accounts payable and accruals:
Trade		(69)	63	(57)	(18)
Other payables		(18)	12	(37)	(12)
Provisions	14	(11)	(21)	(30)	(9)
Deferred revenues from HOT mobile	9	(31)	(31)	(31)	(10)
Other deferred revenues		*	4	55	17
Increase in deferred expenses - Right of use	12	(107)	(51)	(47)	(15)
Current income tax	25	(15)	(5)	(3)	(1)
Decrease (increase) in inventories	8	(5)	(26)	47	15
Cash generated from operations:		627	838	787	244

*     Representing an amount of less than 1 million.
**   See note 2(o) regarding the adoption of IFRS 16 – Leases, from the beginning of 2019.

Supplementary information
At December 31, 2018, 2019 and 2020, trade and other payables, net include NIS 157 million, NIS 115 million and NIS 139 million (US$ 43 million), respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.
For non-cash movements in lease liabilities and lease right of use assets see note 19.
These balances are recognized in the cash flow statements upon payment. Cost of inventory used as fixed assets during 2019 and 2020 were NIS 24 million and NIS 8 million (US$ 2 million), respectively.
See note 9 with respect to Company's share in PHI's statement of financial position items.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -   GENERAL

 a.      Reporting entity

Partner Communications Company Ltd. ("the Company", "Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services) under the Partner brand, and cellular services also under the 012 Mobile brand. The Company is incorporated and domiciled in Israel and its principal executive office’s address is 8 Amal Street, Afeq Industrial Park, Rosh-Ha'ayin 48103, Israel. The Company's business and non-current assets are concentrated in Israel.

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

These consolidated financial statements of the Company as of December 31, 2020, are comprised of the Company and its subsidiaries and consolidated partnerships (the "Group"). See the list of subsidiaries and consolidated partnerships and principles of consolidation in note 2(c)(1). See also 2(c)(2) with respect to investment in PHI.

The coronavirus ("COVID-19") crisis began to have a harmful effect on the Company's business from the beginning of March 2020, due in particular to the significant fall in the volume of international travel by the Company's customers which caused a very significant decrease in revenues from roaming services. In addition the closure of shopping malls for limited periods during 2020 and changes in general consumer behavior negatively affected the volume of sales of equipment, and the increase in the number of people working from home caused increases in internet traffic and in demand for customer services.

As of the date of approval of these financial statements, revenues from roaming services continue to be significantly restrained by the COVID-19 crisis.

The Company reviewed the effect of the COVID-19 crisis on its critical accounting estimates and judgments as of December 31, 2020 as follows:

(1)	Expected credit losses – see note 7(b).

(2)	Impairment tests - see note 13(2).

(3)	Other critical accounting estimates and judgments: the Company reviewed its other critical accounting estimates and judgments and determined that they were not materially affected, see note 4.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -   GENERAL (continued)

            b.      Operating segments

The operating segments were determined based on the reports reviewed by the Chief Executive Officer (CEO) who is responsible for allocating resources and assessing performance of the operating segments, and therefore is the Chief Operating Decision Maker ("CODM"), and supported by budget and business plans structure, different regulations and licenses (see (c) below). The CEO considers the business from two operating segments, as follows (see also note 5):

        (1)           Cellular segment:

Services in the cellular segment include basic cellular telephony services, text messaging, internet browsing and data transfer, content services, roaming services, M2M and IOT services, handset repair services, cellular content and value-added services, and services provided to other operators that use the Company's cellular network. The two payment methods offered to our customers are pre-paid and post-paid. Pre-paid services are offered to customers that purchase credit in advance of service use. Post-paid services are offered to customers with bank and credit arrangements. Most of the cellular tariff plans are bundles which include unlimited volumes of calls time and text messaging (with fair use limits), as well as limited data packages. Cellular content and value-added services offered include multimedia messaging, cyber protection, cloud backup, ringtones, and a range of advanced business services. International roaming services abroad for the Company’s customers include airtime calls, text messaging and data services on networks with which the Company has a commercial roaming relationship. Partner also provides inbound roaming services to the customers of foreign operators with which the Company has a commercial roaming relationship.

Optional services such as equipment extended warranty plans and international calling plans are also provided for an additional monthly charge or included in specific tariff plans. The Company also provide cellular phone repair services for our customers and for independent merchants.

In addition, the cellular segment includes wholesale cellular services provided to virtual operators who use the Partner cellular network to provide services to their customers.

            (2)            Fixed-line segment

Services in the fixed-line segment include: (a) Internet services that provide access to the internet through both fiber-optics and wholesale broadband access, internet services provider (“ISP”) services; internet Value Added Services (“VAS”) such as cyber protection, anti-virus and anti-spam filtering; and fixed-line voice communication services provided through Voice Over Broadband (“VOB”); (b) Business solutions including Session Initiation Protocol (“SIP”) voice trunks and Network Termination Point Services (“NTP”) – under which the Group supplies, installs, operates and maintains endpoint network equipment and solutions, including providing and installing equipment and cabling within a subscriber's place of business or premises, hosting services, transmission services, Primary Rate Interface (“PRI”) and other fixed-line communications solution services; (c) International Long Distance services (“ILD”): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services; (d) Television services over the Internet (“TV”).

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

            c.      Group license

The Group operates under the following licenses that were received from the Israeli Ministry of Communications ("MOC") and from the Israeli Civil Administration ("CA"):

	Type of services	Area of service	License owner	Granted by	License valid through	Guarantees made (NIS millions)
(1)	Cellular	Israel	Partner Communications Company Ltd.	MOC	Feb, 2022	21*
(2)	Cellular	West Bank	Partner Communications Company Ltd.	CA	Feb, 2022	4
(3)	Cellular infrastructure	Israel	P.H.I Networks (2015) Lp.	MOC	Aug, 2025
(4)	ISP	Israel	Partner Communications Company Ltd.	MOC	Mar, 2023
(5)	ISP	West Bank	Partner Communications Company Ltd.	CA	Mar, 2023
(6)	Fixed (incl. ISP, ILD, NTP)	Israel	Partner Land-line Communication Solutions - Limited Partnership	MOC	Jan, 2027	2
(7)	Fixed (incl. ISP, ILD, NTP)	West Bank	Partner Land-line Communication Solutions - Limited Partnership	CA	Jan, 2027	0.25

* Including guarantees of NIS 16 million with respect to the frequencies tender, see note 17(1).

The Group also has a trade license that regulates issues of servicing and trading of equipment, and a number of encryption licenses that permits dealing with means of encryption within the framework of providing radio telephone services to the public.

With respect to license (1) , the license was amended on September 29, 2020 (amendment number 107), whereby the Company is entitled to request an extension of the license for additional periods of ten years instead of six years, at the discretion of the MOC and CA. Should the licenses not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator. For a renewal the MOC is to consider, among other things: if the Company has met the regulatory requirements, provided improved and technology updated services, Company's actions did not harm or restrict competition, is able to continue provide quality service and make the investments required for it, and made efficient use of its cellular frequencies.

The Company made in 2019 an annual examination of the estimated useful life of the license. Based on Company's judgment described above, the Company expects that the license will be renewed at a high level of certainty: the Company estimated in 2019 that based on its experience and acquaintance with the communications market in Israel, if current conditions continue, there was a high probability that the license would be extended for the additional term of 6 years. Following this examination, the estimated useful life of the 2G and 3G frequencies was re-evaluated in 2019 for an additional period of 6 years, thereby ending on February 1, 2028.

Upon the abovementioned license amendment on September 29, 2020, and with respect to the high probability judgment that remained the same, the estimated life of the 2G and 3G frequencies were increased for an additional period of 4 years, thereby ending on February 1, 2032. See also note 2(f) for additional information with respect to the change in accounting estimate.

License (2) follows license (1). The other licenses may be extended for various periods, at the discretion of the MOC or CA, respectively.

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

(3) Convenience translation into U.S. Dollars (USD or $ or dollar)
The NIS figures at December 31, 2020 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2020 (USD 1 = NIS 3.215). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

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

Costs include expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and until December 31, 2018, the costs of dismantling and removing the items and restoring the site on which they are located. From January 1, 2019 the costs of dismantling and removing the items and restoring the site on which they are located are included in the lease-right of use asset under IFRS16, see note 2(o).

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

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

years
Communications network:
Physical layer and infrastructure	10 - 25 (mainly 15, 10)
Other Communication network	3 - 15 (mainly 5, 10, 15)
Computers, software and hardware for
information systems	3-10 (mainly 3-5)
Office furniture and equipment	7-15
Optic fibers and related assets	7-25 (mainly 25)
Subscribers equipment and installations	2 - 5
Property	25

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

Changes in an accounting estimate:

Management has updated an accounting estimate in 2019 as follows: The estimated useful life of the cellular license was determined in the past to end by February 1, 2022. According to applicable law existed in 2019, the Company's cellular license could be extended for additional 6-year periods, subject to the requirements set in the license.

The MOC published a tender during 2019 for the award of frequencies, including frequencies for 5G services. Following the tender published, Management made an annual examination of the estimated useful life of the license in the fourth quarter of 2019 with the expectation that conditions necessary to obtain renewal of the license will be satisfied and that the cost of renewal will not be significant. The tender includes 2x30 MHz in the 700 MHz Band, 2x60 MHz in the 2,600MHz band and 300 MHz in the 3,500-3,800 MHz band. The frequencies in the 700 MHz band were offered for a period of 15 years and the rest of the frequencies offered in the tender were offered for a period of 10 years. See also note 17 (1) for the results of the frequencies tender.

Based on Company's judgment described above, the Company expected in 2019 that the license would be renewed at a high level of certainty: the Company estimated in 2019 that based on its experience and acquaintance with the communications market in Israel, if current conditions continue, there is a high probability that the license will be extended for the additional term of 6 years. Following this examination, the estimated useful life of the 2G and 3G frequencies was re-evaluated for an additional period of 6 years, thereby ending on February 1, 2028. The effect of these changes on the consolidated financial statements were as follows: the amortization expenses of the cellular license were reduced by NIS 15 million in the fourth quarter of 2019, by NIS 60 million in 2020, and were expected to be reduced in 2021 by approximately NIS 60 million.

On September 29, 2020 the Company's cellular license was amended (amendment number 107), whereby the Company is entitled to request an extension of the license for additional periods of ten years instead of six years, at the discretion of the MOC and CA. See information with respect to the extension provisions in note 1 (c). On receipt of the license amendment, and with respect to the high probability judgment that remained the same, the estimated life of the 2G and 3G frequencies were re-valuated for an additional period of 4 years, thereby ending on February 1, 2032. The effect of these changes on the consolidated financial statements (in addition to the 2019 abovementioned change in estimate) were as follows: the amortization expenses of the cellular license were reduced in the fourth quarter of 2020 by NIS 2 million, and are expected to be reduced by an annual amount of approximately NIS 8 million 2021. See also note 4(1).

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

The Group applies IFRS 9 and classifies its financial instruments in the following categories: (1) amortized cost (AC), (2) at fair value through profit or loss (FVTPL: Financial liability at fair value (see note 15) and embedded derivatives). The classification depends on the business model for managing the financial instruments and the contractual terms of the cash flows. See note 6(c) as to classification of financial instruments to the categories.

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

Short term deposits, are deposits in commercial banks for periods of more than 3 months from date of deposit and less than 12 months from the reporting date.

Long term deposits, are deposits in commercial banks for periods of more than 12 months from the reporting date.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES (continued)

   j.      Financial instruments (continued)

Financial assets at amortized cost are presented net of impairment losses:
The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired based on the expected credit loss model. The assets that are subject to the expected credit loss model are mainly the trade receivables. While cash and cash equivalents, short-term and long-term deposits and contract assets are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

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

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Interest costs in respect of the defined benefit plan are charged or credited to finance costs. See also note 16.

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

The revenue recognition standard IFRS 15, Revenue from Contracts with Customers, and its clarifications ("IFRS 15", "The Standard") outlines a single comprehensive model of accounting for revenue arising from contracts with customers. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount:

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

Additions of distinct goods or services at their stand-alone sale price are treated as separate contracts.

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

The transaction price is also adjusted for the effects of the time value of money if the contract includes a significant financing component (such as sales of equipment with non-current credit arrangements, mainly in 36 monthly installments). The Group applies a practical expedient in the standard and does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the Group expects the period between customer payment and the transfer of goods or services to be one year or less. The financing component is recognized in other income-net over the period which is calculated according to the effective interest method. See also note 23 – unwinding of trade receivables and note 7(a).

(4) Allocating the transaction price to separate performance obligations
In a transaction that constitutes a revenue arrangement with multiple performance obligations, the transaction price is allocated to separate performance obligations based of their relative stand-alone selling prices.

A discount is allocated to one or more, but not all, performance obligations in the contract if (a) the Group  regularly sells each distinct good or service (or each bundle of distinct goods or services) in the contract on a stand-alone basis, (b) the Group  also regularly sells on a stand-alone basis a bundle (or bundles) of some of those distinct goods or services at a discount to the stand-alone selling prices of the goods or services in each bundle; and (c) the discount attributable to each bundle in 'b' above is substantially the same as the discount in the contract and an analysis of the goods or services in each bundle provides observable evidence of the performance obligation (or performance obligations) to which the entire discount in the contract belongs.

(5) Satisfaction of performance obligations
The Group recognizes revenue when it satisfies performance obligations by transferring control over the goods or services to the customers.

Revenues from services and from providing rights to use the Group's assets, (see note 1(b)) (either month-by-month or long term arrangements) are recognized over time, as the services are rendered to the customers, since the customer receives and uses the benefits simultaneously, and provided that all other revenue recognition criteria are met.

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

The Group applied IFRS 16 Leases from its mandatory adoption date January 1, 2019. The Group applied the simplified transition approach and did not restate comparative amounts for the year prior to first adoption. Right-of-use assets for certain property leases were measured on transition as if the new rules had always been applied. All other right-of-use assets were measured at the amount equal to the lease liability on adoption (adjusted for any prepaid or accrued lease expenses, dismantling and restoring obligations). The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019.

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

•
Discount rate: The lease payments are discounted using the lessee’s incremental borrowing rate, since the interest rate implicit in the lease cannot be readily determined. The lessee’s incremental borrowing rate is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. However, the Group is using the practical expedient of accounting together a portfolio of leases with similar characteristics provided that it is reasonably expected that the effects on the financial statements of applying this standard to the portfolio would not differ materially from applying this Standard to the individual leases within that portfolio. And using a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment). The discount rates were estimated by management with the assistance of an independent external expert.

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

s.	Government grants

Government grants relating to the purchase of assets (see note 17, in respect of the frequencies tender) are presented in the statement of financial position as a deduction to the carrying amount of the asset and they are credited to profit or loss on a straight-line basis over the expected lives of the related assets.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 –   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

 (1)   The following relevant new standards, amendments to standards or interpretations have been issued, and were effective for the first time for financial periods beginning on or after January 1, 2020:

Definition of Material - Amendments to IAS 1 and IAS 8

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 to align the definition of ‘material'. The new definition states that, ’Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. The new definition is effective for annual periods beginning on or after January 1, 2020. The application of the new definition did not have a material effect on the financial statements.

Covid-19-Related Rent Concessions – amendments to IFRS 16

In May 2020, the IASB amended IFRS 16 Leases which provides lessees with an option to treat qualifying rent concessions in the same way as they would if they were not lease modifications. This resulted in accounting for concessions received in an immaterial amount as variable lease payments in the period in which they are granted. The expedient was applied to all qualifying rent concessions.

(2)   The following new standards are not effective in 2020

Classifying liabilities as current or non-current

In January 2020, the IASB issued amendment to IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify: the definition of a right to defer a settlement, that a right to defer must exist at the end of the reporting period, that classification is unaffected by the likelihood that an entity will exercise its deferral right, that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification. The amendment is effective for annual periods beginning on or after January 1, 2023. At this stage the Company cannot evaluate the effect of the amendment on the financial statements.

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

The useful economic lives of the Group's property and equipment are an estimate determined by management. The Group defines useful economic life of its assets in terms of the assets' expected utility to the Group. This estimation is based on assumptions of future changes in technology or changes in the Group's intended use of these assets, experience of the Group with similar assets, and legal or contract periods where relevant.

The useful economic lives of the Group's intangible assets are an estimate determined by management based on assumptions of future changes in technology, legal rights, experience of customer's behavior, and experience of the Group with similar assets where relevant.
The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at least annually.  See also note 2(e) and note 2(f).

Change in accounting estimate:
The Company expected in 2019 that the license would be renewed at a high level of certainty: the Company estimated in 2019 that based on its experience and acquaintance with the communications market in Israel, if current conditions continue, there is a high probability that the license will be extended for the additional term of 6 years. Following this examination, the estimated useful life of the 2G and 3G frequencies was re-evaluated for an additional period of 6 years, thereby ending on February 1, 2028. The effect of these changes on the consolidated financial statements were as follows: the amortization expenses of the cellular license were reduced by NIS 15 million in the fourth quarter of 2019, by NIS 60 million in 2020, and are expected to be reduced in 2021 by approximately NIS 60 million.

On September 29, 2020 the Company's cellular license was amended (amendment number 107), whereby the Company is entitled to request an extension of the license for additional periods of ten years instead of six years, at the discretion of the MOC and CA. See information with respect to the extension provisions in note 1 (c). On receipt of the license amendment, and with respect to the high probability judgment that remained the same, the estimated life of the 2G and 3G frequencies were re-valuated for an additional period of 4 years, thereby ending on February 1, 2032. The effect of these changes on the consolidated financial statements (in addition to the 2019 abovementioned change in estimate) were as follows: the amortization expenses of the cellular license were reduced in the fourth quarter of 2020 by NIS 2 million, and are expected to be reduced by an annual amount of approximately NIS 8 million in 2021. See also note 2(f)(1) and note 11.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –  CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

(2)   Assessing the recoverable amount for impairment tests of non-financial assets :

The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. If indicators for impairment are identified the Group estimates the assets' recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. The value-in-use calculations require management to make estimates of the projected future cash flows. Determining the estimates of the future cash flows is based on management past experience and best estimate for the economic conditions that will exist over the remaining useful economic life of the Cash Generating Unit (CGU). See also notes 2(i), 13.

The economic slowdown in the markets triggered in March 2020 the identification of indicators for impairment of non-financial assets. In particular, the significant fall in the volume of international travel by the Company's customers has caused a significant decrease in revenues from roaming services, which affected the cellular segment. In addition, the temporary closures of shopping malls and changes in general consumer behavior adversely affected the volume of sales of equipment, which affected the cellular and the fixed-line segments.

The Company tested the recoverable amount of the fixed line segment as of March 31, 2020, based on value-in-use calculations. The recoverable amount was assessed by management with the assistance of an external independent expert (BDO Ziv Haft Consulting & Management Ltd.). The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The terminal growth rate represents the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

March 31, 2020
Terminal growth rate	1.0%
After-tax discount rate	8.25%
Pre-tax discount rate	9.9%

As a result of the impairment test, the Group determined that no impairment existed as of March 31, 2020.

The Company tested as of March 2020 the impairment of the cellular segment assets with the assistance of an external independent expert (BDO Ziv Haft Consulting & Management Ltd.), using a reasonable approximation of its fair value less costs of selling as its recoverable amount, and determined that no impairment was required. No other adverse changes have been identified since March 2020 with the continuation of the crisis and therefore the Company determined that no impairment indicators existed in respect of the cellular segment assets as of December 31, 2020.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 –   CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

 (3)   Assessing the recoverable amount for impairment tests of goodwill:

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. The recoverable amount of the fixed-line segment to which goodwill has been allocated has been determined based on value-in-use calculations. For the purpose of the goodwill impairment tests as of December 31, 2018, 2019 and 2020 the recoverable amount was assessed by management with the assistance of external independent experts (BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The terminal growth rate represents the long-term average growth rate of the fixed-line communications services business.

The key assumptions used in the December 31, 2020 test were as follows:

Terminal growth rate	1.0%
After-tax discount rate	7.5%
Pre-tax discount rate	9.0%

The impairment test as of December 31, 2020 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 13(1) and note 2(h). No impairment charges were recognized with respect to goodwill in 2018, 2019 and 2020.

Sensitivity Analysis:

The headroom of the fixed line segment recoverable amount over the carrying amount as of December 31, 2018, 2019 and 2020 was approximately 21%, 42% and 37% respectively.

Sensitivity analysis was performed for the recoverable amount as of December 31, 2020 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 7.5% (6.75% to 8.25%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal growth rate within the range of ± 1% of the variable 1.0% (0% to 2%), assuming all other variables constant. Results showed that no impairment charge is required for both analyses.

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

The Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.  For trade receivables and contract assets with and without significant financing components, the Group applies IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and period past due.  The expected loss rates are based on the payment profiles of sales, and the corresponding historical credit losses experienced. The historical loss rates are adjusted to reflect current and forward-looking information on factors affecting the ability of the customers to settle the receivables. See notes 7, 6(a)(3), 2(j).

(5)	Considering the likelihood of contingent losses and quantifying possible legal settlements:

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 –  SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2020
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	1,647	861		2,508
Inter-segment revenue - Services	16	132	(148)
Segment revenue - Equipment	545	136		681
Total revenues	2,208	1,129	(148)	3,189

Segment cost of revenues - Services	1,272	856		2,128
Inter-segment cost of revenues- Services	131	17	(148)
Segment cost of revenues - Equipment	451	85		536
Cost of revenues	1,854	958	(148)	2,664
Gross profit	354	171		525

Operating expenses (3)	300	159		459
Other income, net	19	11		30
Operating profit	73	23		96
Adjustments to presentation of segment
Adjusted EBITDA
–Depreciation and amortization	450	264
–Other (1)	10	2
Segment Adjusted EBITDA (2)	533	289
New Israeli Shekels
Year ended December 31, 2020
In millions
Reconciliation of segments subtotal Adjusted EBITDA to profit for the year
Segments subtotal Adjusted EBITDA (2)	822
Depreciation and amortization	(714)
Finance costs, net	(69)
Income tax expenses	(10)
Other (1)	(12)
Profit for the year	17

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 –  SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2019
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

New Israeli Shekels
Year ended December 31, 2019
In millions
Reconciliation of segments subtotal Adjusted EBITDA to profit for the year
Segments subtotal Adjusted EBITDA (2)	853
Depreciation and amortization	(751)
Finance costs, net	(68)
Income tax expenses	*
Other (1)	(15)
Profit for the year	19

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

*   See Note 2(o) regarding the adoption of IFRS16, Leases. The Company adopted IFRS 16, Leases from the beginning of 2019.

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

The Group is exposed to a variety of financial risks: credit, liquidity and market risks as part of its normal course of business. The Group's risk management objective is to monitor risks and minimize the possible influence that results from this exposure, according to its evaluations and expectations of the parameters that affect the risks. The Group did not enter into hedging transactions in 2018, 2019 and 2020.

1. Risk Management

Risk management is carried out by the financial division under policies and/or directions resolved and approved by the audit committee and the board of directors.

2. Market risks

(a) Description of market risks

Cash flow risk due to interest rate changes and CPI changes

The Group is exposed to fluctuations in the Israeli Consumer Price index (CPI). See also note 19.

Furthermore, the Group's notes payable bearing variable interest rate cause cash flow risks. Based on simulations performed, an increase (decrease) of 1% interest rates during 2020 in respect of the abovementioned financial instruments would have resulted in an annual increase (decrease) in interest expenses of NIS 2 million.

Foreign exchange risk

The Group's operating profit and cash flows are exposed to currency risk, mainly due to trade receivables and trade payables denominated in USD.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

            a.     Financial risk factors (continued)

2. Market risks (continued)

   (a) Description of market risks (continued)

Data regarding the US Dollar and Euro exchange rate and the Israeli CPI:

	Exchange	Exchange
	rate of one	rate of one	Israeli
	Dollar	Euro	CPI*
At December 31:
2020	NIS 3.215	NIS 3.944	223.11 points
2019	NIS 3.456	NIS 3.878	224.67 points
2018	NIS 3.748	NIS 4.292	223.33 points
Increase (decrease) during the year:
2020	(7.0)%	1.7%	(0.7)%
2019	(7.8)%	(9.6)%	0.6%
2018	8.1%	3.3%	0.8%

* Index for each reporting period's last month, on the basis of 1993 average = 100 points.

Sensitivity analysis:
An increase (decrease) of 2% in the CPI as at December 31, 2019, and 2020 would have decreased (increased) equity and profit by NIS 2 million, for each of the years ended December 31, 2019 and 2020, assuming all other variables remain constant.

An increase (decrease) of 5% in the USD exchange rate as at December 31, 2019 and 2020 would have decreased (increased) equity and profit by NIS 5 million and NIS 3 million, for the years ended December 31, 2019 and 2020 respectively, assuming that all other variables remain constant.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.      Financial risk factors (continued)

2. Market risks (continued)

(b) Analysis of linkage terms of financial instruments balances

	December 31, 2020
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS unlinked	Linked to the CPI	Total
	New Israeli Shekels in millions
Current assets
Cash and cash equivalents	2	4	370		376
Short term deposits			411		411
Trade receivables*	29	7	524		560
Other receivables			7		7

Non- current assets
Long term deposits			155		155
Trade receivables			232		232
Total assets	31	11	1,699	-	1,741

Current liabilities
Current maturities of notes payable and
borrowings			290		290
Trade payables*	92	11	534	29	666
Payables in respect of employees			52		52
Other payables			18		18
Lease liabilities	1			119	120

Non- current liabilities
Notes payable			1,219		1,219
Borrowings from banks			86		86
Financial liability at fair value			4		4
Other non-current liabilities			30		30
Lease liabilities	2			580	582
Total liabilities	95	11	2,233	728	3,067

In or linked to foreign currencies
New Israeli Shekels in millions
*Accounts that were set-off under enforceable netting arrangements
Trade receivables gross amounts	104
Set-off	(68)
Trade receivables, net	36

Trade payables gross amounts	171
Set-off	(68)
Trade payables, net	103

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.      Financial risk factors (continued)

2. Market risks (continued)

(b) Analysis of linkage terms of financial instruments balances (continued)

	December 31, 2019
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS unlinked	Linked to the CPI	Total
	New Israeli Shekels in millions
Current assets
Cash and cash equivalents	35		264		299
Short term deposits			552		552
Trade receivables*	45	12	567		624
Other receivables			15		15

Non- current assets
Trade receivables			250		250
Total assets	80	12	1,648	-	1,740

Current liabilities
Current maturities of notes payable and
borrowings			366		366
Trade payables*	194	12	493	17	716
Payables in respect of employees			79		79
Other payables			12		12
Lease liabilities	1			130	131

Non- current liabilities
Notes payable			1,276		1,276
Borrowings from banks			138		138
Financial liability at fair value			28		28
Lease liabilities	3			483	486
Total liabilities	198	12	2,392	630	3,232

In or linked to foreign currencies
New Israeli Shekels in millions
*Accounts that were set-off under enforceable netting arrangements
Trade receivables gross amounts	126
Set-off	(69)
Trade receivables, net	57

Trade payables gross amounts	275
Set-off	(69)
Trade payables, net	206

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 –  FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.      Financial risk factors (continued)

2.  Market risks (continued)

(c)  Details regarding financial liability at fair value

The notional amounts of financial liability at fair value (see note 15(6)) with respect to Notes series G option warrants as at December 31, 2020 is NIS 27 million. The fair value was estimated assuming the options will be exercised on the last day possible. The following table describes the changes in the liability during 2019 and 2020:

New Israeli Shekels in millions

Balance as at January 1, 2019	-
Issuance	37
Finance costs	7
Exercise	(16)
Balance as at December 31, 2019	28
Finance costs	3
Exercise	(27)
Balance as at December 31, 2020	4

3.   Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's trade receivables, from cash and cash equivalents, short-term and long-term deposits and other receivables. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group conducts credit evaluations on receivables of certain types over a certain amount, and requires collaterals against them. The impairment requirements are based on an expected credit loss model. Accordingly, the financial statements include appropriate allowances for expected credit losses. See also note 2(j)(2).

The face amount of financial assets represents the maximum credit exposure, see note 6(c).

The cash and cash equivalents and short-term and long-term deposits are held in leading Israeli commercial banks, rated by Standard & Poor's Maalot at ilAAA/stable.

Deposits at December 31, 2020 are deposited with remaining maturity of 1 to 18 months and bear annual unlinked fixed interest of between 0.4% and 0.6%.

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

Maturities (undiscounted) of financial liabilities as of December 31, 2020:

	2021	2022	2023	2024 to 2025	2026 and thereafter	Total
	New Israeli Shekels in millions
Principal payments of long term indebtedness:
Notes payable series D	109					109
Notes payable series F	128	128	128	128		512
Notes payable series G		82	82	165	495	824
Borrowing P	30	29				59
Borrowing Q	23	23	23	10		79
Expected interest payments of
long term borrowings and notes
payables	47	41	35	51	33	207
Lease liabilities	135	111	95	149	296	786
Trade and other payables	719					719
Total	1,191	414	363	503	824	3,295

Trade payables as of December 31, 2020 include balances in respect of reverse factoring of NIS 1 million that are due between January 2021 and March 2021.

See note 15 in respect of borrowings and notes payable.

b.      Capital risk management

Credit rating: According to Standard & Poor's Maalot ("S&P Maalot") credit rating, of August 10, 2020, S&P Maalot reaffirmed the Company's ilA+ credit rating and updated the Company's rating outlook from “Negative” to “Stable”.

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

The financial instrument that is categorized as FVTPL is a financial liability at fair value. Its fair value is calculated by discounting estimated future cash flows based on the terms and maturity of each contract and using forward rates for a similar instrument at the measurement date. All significant inputs in this technique are observable market data and rely as little as possible on entity specific estimates, see also note 6(a)(2)(c).

There were no transfers between fair value levels during the year.

Carrying amounts and fair values of financial assets and liabilities, and their categories:

		December 31, 2019			December 31, 2020
	Category	Carrying amount	Fair value	Interest rate used (**)	Carrying amount	Fair value	Interest rate used (**)
		New Israeli Shekels in millions
Assets
Cash and cash equivalents	AC	299	299		376	376
Short term deposits	AC	552	552		411	411
Long term deposits (***)					155	155
Trade receivables	AC	874	876	4.00%	792	794	3.60%
Other receivables (*)	AC	16	16		7	7
Liabilities
Notes payable series D	AC	218	219	Market quote	109	110	Market quote
Notes payable series F	AC	1,021	1,040	Market quote	512	524	Market quote
Notes payable series G	AC	350	383	Market quote	824	939	Market quote
Financial liability at fair value	FVTPL
	Level 3	28	28		4	4
Other non-current liabilities (*)	AC				30	30
Trade and other payables (*)	AC	800	800		719	719
Borrowing P	AC	89	90	1.42%	59	60	0.84%
Borrowing Q	AC	102	105	1.42%	79	82	0.93%
Lease liabilities	AC	617	623	2.12%	702	702	2.04%

(*)	The fair value of these financial instruments equals their carrying amounts, as the impact of discounting is not significant.
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

(***)	At December 31, 2020, long-term deposits are deposited for a period ending in June 2022.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 –  TRADE RECEIVABLES

(a)	Composition:

	New Israeli Shekels
	December 31,
	2019	2020
	In millions
Trade (current and non-current)	1,061	963
Deferred interest income (note 2(n))	(25)	(23)
Allowance for credit loss	(162)	(148)
	874	792
Current	624	560
Non – current	250	232

Non-current trade receivables bear no interest. These balances are in respect of equipment sold in installments (13-36 monthly payments (mainly 36)). The amount is computed on the basis of the interest rate relevant at the date of the transaction (2019: 4.00% - 4.66%) (2020: 2.97% - 5.07%).

See also note 2(j).

(b)	Impairment of financial assets:

The changes in the allowance for credit losses for the years ended December 31, 2018, 2019 and 2020 are as follows:

	New Israeli Shekels
	Year ended
	2018	2019	2020
	In millions
Balance at beginning of year	193	188	162
Receivables written-off during the year as
uncollectible	(35)	(44)	(37)
Charge or expense during the year*	30	18	23
Balance at end of year	188	162	148

(*) Equivalent to net impairment losses on financial and contract assets, as presented in the statement of income as credit losses.

See note 6(a)(3) regarding trade receivables credit risk.

Allowance for credit losses resulting from services provided under operating lease are not separately disclosed due to immateriality.

The estimate for expected credit losses from customers was considered using forward-looking information (including macro-economic information). Forward-looking information included additional downside scenarios related to the spread of COVID-19: considering increased risk of credit to customers in certain industries most harmed by the slowdown. A general increased provision was recorded in respect of the population as a whole, and a second provision was recorded in the amount of the expected loss based on an average of the impact of the different scenarios assumed. As a result the company increased its provision for expected credit losses in an immaterial amount.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – TRADE RECEIVABLES (continued)

(b) Impairment of financial assets (continued)

The aging of gross trade receivables and their respective allowance for credit losses as at December 31, 2019 and 2020 were as follows:

	New Israeli Shekels			New Israeli Shekels
	December 31, 2019			December 31, 2020
	In millions			In millions
	Average expected loss rate	Gross	Allowance	Average expected loss rate	Gross	Allowance
Not passed due	2%	860	20	5%	831	45
Less than one year	54%	107	58	59%	60	36
More than one year	89%	94	84	94%	72	67
		1,061	162		963	148

NOTE 8 – INVENTORY

	New Israeli Shekels
	December 31,
	2019	2020
	In millions
Handsets and devices	73	36
Accessories and other	10	9
Spare parts	26	20
ISP modems, routers, servers and related equipment	15	12
	124	77

Write-downs recorded	6	7
Cost of inventory recognized as expenses and included in cost of revenues for the year ended	539	544
Cost of inventory used as fixed assets	24	8

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INVESTMENT IN PHI (continued)

Change in PHI's governance

At the beginning of January 2019 an amendment to the NSA agreement between the Company and Hot Mobile was signed and communicated to the MoC and Anti-trust regulator which, among other things, cancelled the position of the independent director who acted as a chairman, and no consideration was transferred between the Parties in relation to this matter. The amendment did not change ownership shares, nor the CAPEX-OPEX mechanism described above. As a result of the amendment the control over PHI thereafter is borne 50-50 by the Company and Hot Mobile, each nominates an equal number of directors (3 directors). Since, thereafter, decisions about the relevant activities of PHI require the unanimous consent of the Parties, PHI is considered a joint arrangement controlled by the Company and Hot Mobile (joint control).

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – PROPERTY AND EQUIPMENT

	Communication network	Computers and information systems	Optic fibers and related assets	Subscribers equipment and installations	Property, leasehold improvements, furniture and equipment	Total
	New Israeli Shekels in millions
Cost
Balance at January 1, 2018	1,893	154	604	138	137	2,926

Additions in 2018	48	11	122	146	10	337
Disposals in 2018	322	17	11	4	24	378
Balance at December 31, 2018	1,619	148	715	280	123	2,885

Share in PHI P&E included as of Jan 1, 2019	171	2				173
Additions in 2019	91	3	146	172	6	418
Disposals in 2019	193	12	1	8	7	221
Balance at December 31, 2019	1,688	141	860	444	122	3,255

Additions in 2020	83	7	168	138	5	401
Disposals in 2020	418	72	9	30	27	556
Balance at December 31, 2020	1,353	76	1,019	552	100	3,100

Accumulated depreciation
Balance at January 1, 2018	1,263	108	253	31	91	1,746

Depreciation in 2018	174	13	39	66	12	304
Disposals in 2018	321	17	11	3	24	376
Balance at December 31, 2018	1,116	104	281	94	79	1,674

Share in PHI P&E included as of Jan 1, 2019	33	1				34
Depreciation in 2019	170	13	45	99	9	336
Disposals in 2019	192	11	1	8	7	219
Balance at December 31, 2019	1,127	107	325	185	81	1,825

Depreciation in 2020	147	11	55	117	8	338
Disposals in 2020	421	71	10	28	28	558
Balance at December 31, 2020	853	47	370	274	61	1,605

Carrying amounts, net

At December 31, 2018	503	44	434	186	44	1,211
At December 31, 2019	561	34	535	259	41	1,430
At December 31, 2020	500	29	649	278	39	1,495

For depreciation and amortization presentation in the statement of income see note 22.

	New Israeli Shekels
	Year ended December 31
	2018	2019	2020
	In millions
Cost additions include capitalization of salary and employee related expenses	38	39	41

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – INTANGIBLE AND OTHER ASSETS

   Intangible assets with finite economic useful lives:

	Licenses	Costs of obtaining contracts with customers	Customer relationships and other	Computer software(1)	Total
	New Israeli Shekels in millions
Cost
At January 1, 2018	2,123	86	276	565	3,050
Additions in 2018		91	3	68	162
Disposals in 2018		2		141	143
At December 31, 2018	2,123	175	279	492	3,069
Share in PHI's accounts included as of Jan 1, 2019				5	5
Additions in 2019		95	6	59	160
Disposals in 2019				61	61
At December 31, 2019	2,123	270	285	495	3,173
Additions in 2020	30	115		49	194
Disposals in 2020				137	137
At December 31, 2020	2,153	385	285	407	3,230

Accumulated amortization
At January 1, 2018	1,764	15	255	319	2,353
Amortization in 2018	88	49	18	86	241
Disposals in 2018		2		140	142
At December 31, 2018	1,852	62	273	265	2,452
Share in PHI's accounts included as of Jan 1, 2019				2	2
Amortization in 2019(2)	73	79	2	87	241
Disposals in 2019				60	60
At December 31, 2019	1,925	141	275	294	2,635
Amortization in 2020(2)	27	97	3	84	211
Disposals in 2020				137	137
At December 31, 2020	1,952	238	278	241	2,709

Carrying amounts, net
At December 31, 2018	271	113	6	227	617
At December 31, 2019	198	129	10	201	538
At December 31, 2020	201	147	7	166	521

	New Israeli Shekels
	Year ended December 31
	2018	2019	2020
	In millions
(1) Cost additions include capitalization of salary and employee related expenses	54	57	44

 (2) Change in accounting estimate: the useful life of the cellular license was extended to end by February 1, 2032, see notes 2(f)(1) and 4(1).

For depreciation and amortization in the statement of income see note 22.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – DEFERRED EXPENSES – RIGHT OF USE

New Israeli Shekels in millions
Cost
Balance at January 1, 2018	629
Additional payments in 2018	107
Balance at December 31, 2018	736
Share in PHI's accounts included as of Jan 1, 2019	(169)
Additional payments in 2019	51
Balance at December 31, 2019	618
Additional payments in 2020	47
Balance at December 31, 2020	665

Accumulated amortization and impairment
Balance at January 1, 2018	453
Amortization in 2018	47
Balance at December 31, 2018	500
Share in PHI's accounts included as of Jan 1, 2019	(38)
Amortization in 2019	28
Balance at December 31, 2019	490
Amortization in 2020	31
Balance at December 31, 2020	521

Carrying amount, net at December 31, 2018	236

Carrying amount, net at December 31, 2019	128
Current	26
Non-current	102

Carrying amount, net at December 31, 2020	144
Current	26
Non-current	118

See also note 2(g) and note 17(4).

The amortization and impairment charges are charged to cost of revenues in the statement of income.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – IMPAIRMENT TESTS

(1)	Annual goodwill impairment tests in the fixed-line segment

Goodwill in the fixed-line segment is allocated to a single group of CGUs which constitute all the operations of the fixed-line segment, in an amount of NIS 407 million.

For the purpose of the goodwill impairment tests in the fixed-line segment as of December 31, 2018, 2019 and 2020 the recoverable amount was assessed by management with the assistance of an external independent expert (BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The terminal growth rate represents the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

	As of December 31,
	2018	2019	2020
Terminal growth rate	1.0%	1.0%	1.0%
After-tax discount rate	9.5%	8%	7.5%
Pre-tax discount rate	11.5%	9.6%	9.0%

The impairment tests in the fixed-line segment as of December 31, 2018, 2019 and 2020 were based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. As a result of the impairment tests, the Group determined that no goodwill impairment existed as of December 31, 2018, 2019 and 2020. See also note 4(3) and note 2(h).

(2)	Interim impairment tests of non-financial assets

The economic slowdown in the markets triggered in March 2020 the identification of indicators for impairment of non-financial assets. In particular, the significant fall in the volume of international travel by the Company's customers has caused a significant decrease in revenues from roaming services, which affected the cellular segment. In addition, the temporary closures of shopping malls and changes in general consumer behavior adversely affected the volume of sales of equipment, which affected the cellular and the fixed-line segments.

The Company tested the recoverable amount of the fixed line segment as of March 31, 2020, based on value-in-use calculations. The recoverable amount was assessed by management with the assistance of an external independent expert (BDO Ziv Haft Consulting & Management Ltd.). The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The terminal growth rate represents the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

March 31, 2020
Terminal growth rate	1.0%
After-tax discount rate	8.25%
Pre-tax discount rate	9.9%

As a result of the impairment test, the Group determined that no impairment existed as of March 31, 2020.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – IMPAIRMENT TESTS (continued)

(2)   Interim impairment tests of non-financial assets (continued)

The Company tested as of March 2020 the impairment of the cellular segment assets with the assistance of an external independent expert (BDO Ziv Haft Consulting & Management Ltd.), using a reasonable approximation of its fair value less costs of selling as its recoverable amount, and determined that no impairment was required. No other adverse changes have been identified since March 2020 with the continuation of the crisis and therefore the Company determined that no impairment indicators existed in respect of the cellular segment assets as of December 31, 2020.

NOTE 14 – PROVISIONS

	Legal claims (see note 20)	Equipment warranty	Dismantling and restoring sites obligation
	New Israeli Shekels in millions
Balance as at January 1, 2020	42	1	23
Additions during the year	3	3	*
Finance costs			*
Decrease during the year	(33)	(3)	(2)
Balance as at December 31, 2020	12	1	21
Non-current			21
Current	12	1

Balance as at December 31, 2019	42	1	23
Non-current			23
Current	42	1

*   Representing an amount of less than NIS 1 million

PARTNER COMMUNICATIONS COMPANY LTD.(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –BORROWINGS AND NOTES PAYABLE

(1)	Borrowings and Notes Payable

The Group's long term debt as of December 31, 2020 consists of borrowings from leading Israeli commercial banks and notes payable. The Group may, at its discretion, execute an early repayment of the borrowings, subject to certain conditions, including that the Group shall reimburse the lender for losses sustained by it as a result of the early repayment. The reimbursement is mainly based on the difference between the interest rate that the Group would otherwise pay and the current market interest rate on the early repayment date.

The notes payable are unsecured, non-convertible and listed for trade on the TASE.
The notes payable have been rated ilA+, on a local scale, by Standard & Poor’s Maalot.

Composition as of December 31, 2020:

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

 The interest rates paid (in annual terms, and including the additional interest of 1.2%) for the period from October 1, 2020 to December 30, 2020 was 1.252%.

 (**)   See also note 15(3) and 15(5).

 (***) See also note 15(2) and 15(6).

See note 6(a)(4) as to the balances and maturities of the borrowings and the notes payable.
See note 6(c) as to the fair value of the borrowings and the notes payable.
See note 15(7) regarding financial covenants.

As of December 31, 2020, PHI has a short term credit facility with a leading Israeli commercial bank in the amount of NIS 100 million. The Group's share in this facility is 50%. The facility is restricted for use by PHI only. As of December 31, 2020 no funds were drawn from this facility.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –BORROWINGS AND NOTES PAYABLE (continued)

(1)	Borrowings and Notes Payable (continued):

The following table details the changes in financial liabilities, including cash flows from financing activities:

		Movements in 2020
	As at December 31, 2019	Cash flows used in financing activities, net	Non cash movements		As at December 31, 2020
			CPI adjustments and other	Against lease ROU asset
	New Israeli Shekels in millions
Non-current borrowings*	191	(52)	(1)		138
Notes payable*	1,589	(154)	22		1,457
Financial liability at fair value	28		(24)		4
Interest payable	8	(49)	58		17
Lease liability	617	(147)	18	214	702
	2,433	(402)	73	214	2,318
*   Including current maturities.

		Movements in 2019
			Non cash movements
	As at December 31, 2018	Cash flows provided by (used in) financing activities, net	Share in PHI's accounts included as at Jan. 1, 2019	Adoption of IFRS 16 as at Jan. 1, 2019	CPI adjustments and other	Against lease ROU asset	As at December 31, 2019
	New Israeli Shekels in millions
Current borrowings		(13)	13
Non-current borrowings*	243	(52)					191
Notes payable*	1,123	453			13		1,589
Financial liability at fair value		37			(9)		28
Interest payable	**	(37)			45		8
Lease liability		(159)		683	20	73	617
	1,366	229	13	683	69	73	2,433

*   Including current maturities.
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

In July 2020, the Company issued in a private placement additional Series G Notes in a principal amount of NIS 300 million, under the same conditions of the original series.

Regarding exercise of option warrants which are exercisable for Series G Notes see note 15(6).

(3)	Early redemption of Notes payable

In July 2020, the Company executed a partial early redemption of Series F Notes in a total principal amount of NIS 305 million. The total amount paid was NIS 313 million. The early redemption resulted in additional finance costs of NIS 7 million.

(4)	Borrowings early repayments

In March 2018 the Company early repaid borrowings O and L in a total principal amount of NIS 300 million. In addition, the Company early repaid borrowing K in June 2018, in a principal amount of NIS 75 million.

The early repayments resulted in additional finance costs of NIS 9 million recorded in March 2018.

(5)	Notes payable issuance commitments

According to agreements the Company entered into in December 2017 and January 2018, the Company issued in December 2019, in a framework of a private placement, an aggregate principal amount of NIS 226.75 million of additional Series F Notes to certain Israeli institutional investors.

(6)	Private placement of option warrants

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –BORROWINGS AND NOTES PAYABLE (continued)

 (6)    Private placement of option warrants (continued)

In 2019, following partial exercise of option warrants, the Company issued Series G Notes in a total principal amount of NIS 125 million. In 2020, following partial exercise of option warrants, the Company issued Series G Notes in a total principal amount of NIS 174.3 million.

As of May 31, 2020, option warrants from the first series were fully exercised. As of the date of approval of these financial statements, the total remaining consideration expected to be received (after the exercises described above), excluding consideration already received for the allotment of the options, in respect of full exercise of remaining option warrants from the second series (and assuming that there will be no change to the exercise price) is approximately NIS 23 million.

(7)	Financial covenants

Regarding Series F Notes, Series G Notes and borrowings P and Q, the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of December 31, 2020, the ratio of Net Debt to Adjusted EBITDA was 0.8.

Additional stipulations mainly include:
Shareholders' equity shall not decrease below NIS 400 million and no dividends will be declared if shareholders' equity will be below NIS 650 million regarding Series F notes and borrowing P. Shareholders' equity shall not decrease below NIS 600 million and no dividends will be declared if shareholders' equity will be below NIS 750 million regarding Series G notes. The Company shall not create floating liens subject to certain terms. The Company has the right for early redemption under certain conditions. With respect to notes payable series F and series G: the Company shall pay additional annual interest of 0.5% in the case of a two- notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant; debt rating will not decrease below BBB- for a certain period. In any case, the total maximum additional interest for Series F and G, shall not exceed 1.25% or 1%, respectively.

The Group was in compliance with the financial covenant and the additional stipulations for the year 2020.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. See also note 2(k).

(1)	Defined contribution plan

The Group had contributed NIS 20 million, NIS 23 million and NIS 25 million for the years 2018, 2019 and 2020 respectively, in accordance with Section 14 of the Israeli Severance Pay Law. See also note 2(k)(i)(1).

(2)	Defined benefit plan

 Liability for employee rights upon retirement, net is presented as non-current liability.

The amounts recognized in the statement of financial position, in respect of a defined benefit plan (see note 2(k)(i)(2)) and changes during the year in the obligation recognized for post-employment defined benefit plans were as follows:

	New Israeli Shekels in millions
	Present value of obligation	Fair value of plan assets	Total
At January 1, 2019	144	(104)	40
Current service cost	12		12
Interest expense (income)	4	(2)	2
Employer contributions		(9)	(9)
Benefits paid	(14)	10	(4)
Remeasurements:
Experience loss	4		4
Return on plan assets		(2)	(2)
At December 31, 2019	150	(107)	43
Current service cost	10		10
Interest expense (income)	4	(2)	2
Employer contributions		(8)	(8)
Benefits paid	(8)	4	(4)
Remeasurements:
Experience loss	(2)		(2)
Return on plan assets		1	1
At December 31, 2020	154	(112)	42

Remeasurements are recognized in the statement of comprehensive income.

The expected contribution to the defined benefit plan during the year ending December 31, 2021 is approximately NIS 7 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

(2)	Defined benefit plan (continued)

The principal actuarial assumptions used were as follows:

	December 31
	2019	2020
Interest rate weighted average	2.33%	2.12%
Inflation rate weighted average	1.49%	0.97%
Expected turnover rate	9%-56%	9%-56%
Future salary increases	1%-6%	1%-6%

The sensitivity of the defined benefit obligation to changes in the principal assumptions is:

	December 31, 2020
	NIS in millions
	Increase of 10% of the assumption	Decrease of 10% of the assumption
Interest rate	(0.7)	0.5
Expected turnover rate	0.1	(0.1)
Future salary increases	0.5	(0.5)

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

Expected maturity analysis of undiscounted defined benefits as at December 31, 2020:

NIS in millions
2021	23
2022	22
2023	13
2024 and 2025	21
2026 and thereafter	86
165

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – COMMITMENTS AND TRANSACTIONS

(1)	Results of Frequencies Tender and frequency fees

In August 2020, the Ministry of Communications ("MoC") informed the Company of the results of the frequencies tender published by the MoC and the award of 10 MHz in the 700 MHz frequency band, 20 MHz in the 2600 MHz frequency band and 100 MHz in the 3500 MHz frequency band to the Company and HOT Mobile Ltd. )"HOT Mobile"), at a total price of NIS 62.38 million which shall be paid equally by the Company and HOT Mobile in September 2022.

The frequencies were received in September 2020, and as a result, the Company recognized an intangible asset at a discounted amount of NIS 30 million against other non-current liabilities.

The tender documents entitled the Company to a grant of NIS 37 million which is expected to be received in October 2022 subject to the approval of the MoC. As of December 31, 2020, an immaterial amount was recognized thereof in non-current prepaid expenses and other assets against property and equipment.

Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. Following the above mentioned tender completion, the Telegraph Regulations were amended, reducing the frequency fees for existing frequencies, subject to certain conditions, and establishing fees for the new frequencies received. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due.

For the years 2018, 2019 and 2020 the Company recorded frequency fee expenses in a total amount of approximately NIS 76 million, NIS 79 million and NIS 75 million, respectively. The total amount of frequency fees of both the Company and Hot Mobile under the regulations are divided between the Company and Hot Mobile, through PHI ,according to the OPEX-CAPEX mechanism (see also note 9).

(2)	At December 31, 2020, the Group is committed to acquire property and equipment and software elements for approximately NIS 64 million.

(3)	At December 31, 2020, the Group is committed to acquire inventory in an amount of approximately NIS 265 million.

After the balance sheet date the Company entered into a non-exclusive agreement with Apple Distribution International, effective April 1, 2021, for the purchase and resale of iPhone handsets in Israel and the purchase of a minimum quantity of iPhone handsets per year, for a period of three years. These purchases represent a significant portion of our expected handset purchases over that period.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO COSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – COMMITMENTS AND TRANSACTIONS (continued)

(4)	Right of Use (ROU)

The Group signed long-term agreements with service providers to receive indefeasible Rights of Use (ROU) of international capacities through submarine infrastructures (see note 12), most extendable until 2030. As of December 31, 2020, the Group is committed to pay for capacities over the following years an amount of NIS 118.5 million (excluding maintenance fees) as follows:

New Israeli Shekels in millions
2021	50.5
2022	54.8
2023	8.4
2024	2.4
2025	2.4
118.5

In addition, under the terms of the ROU agreements, as of December 31, 2020 the Group is committed to pay annual maintenance fees during the usage period. The total aggregated expected maintenance fee for the years 2021 to 2023 is approximately NIS 13 million. Some payments under the ROU agreements are linked to the USD.

(5)	Liens and guarantees

As of December 31, 2020, the Group has provided bank guarantees in respect of licenses (see note 1(c)) in an amount of NIS 28 million, in addition to bank guarantees in favor of other parties in an aggregate amount of approximately NIS 23 million. Therefore, the total bank guarantees provided by the Group as of December 31, 2020 is NIS 51 million. In addition, the Company provided a guarantee to PHI's credit facility in an amount of NIS 50 million. PHI's credit facility is not used as at December 31, 2020 (see also notes 9 and 15).

(6)	Covenants and negative pledge – see note 15(7).

(7)	See note 15(5) with respect of notes payable issuance commitments.

(8)	Operating leases – see note 19.

(9)	See note 9 with respect to network sharing and PHI's commitments.

NOTE 18 – OFFER TO BUY 100% OF SHARE CAPITAL BY HOT TELECOMMUNICATION SYSTEMS LTD.

In January 2020, HOT Telecommunication Systems Ltd. and its controlling shareholder, Altice Europe N.V, (the "Potential Acquirer") proposed to acquire 100% of the issued share capital of the Company (the "Proposed Transaction"). On March 31, 2020, the Potential Acquirer informed the Company of the withdrawal of their acquisition proposal.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – LEASES

The Group leases the following assets (as a lessee) (see also notes 2(o) and 3):

(1)
Buildings: The Group leases its headquarter facilities in Rosh Ha-ayin, Israel, with a total of approximately 51,177 gross square meters (including parking lots). The lease term was extended in October 2020 to end on December 31, 2029 and the Company expects to exercise its option to extend it until December 31, 2034. The rental payments are linked to the Israeli CPI.

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

(2)
Cell sites: Lease agreements in respect of cell sites and switching stations throughout Israel are for periods of two to ten years. The Company has an option to extend some of the lease contract periods for up to ten years (including the original lease periods). Substantially all of the rental payments are linked to the Israeli CPI and a few are linked to the dollar. Some of the extension options include an increase of the lease payment mostly in a range of 2%-10%. Most of cell sites were assigned to PHI.

(3)	Vehicles: The Group leases vehicles for periods of up to three years. The rental payments are linked to the Israeli CPI.

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

	New Israeli Shekels in millions
	Lease right of use asset			Lease liability
	Buildings	Cell sites	Vehicles
Balance as at January 1, 2019	252	362	42	683
Amortization charges	(41)	(78)	(27)
Accretion of interest				20
Non-cash movements	11	46	15	73
Lease payments (principal) cash outflow				(139)
Lease payments (interest) cash outflow				(20)
Balance as at December 31, 2019	222	330	30	617
Amortization charges	(38)	(71)	(25)
Accretion of interest				18
Non-cash movements	114	65	36	214
Lease payments (principal) cash outflow				(129)
Lease payments (interest) cash outflow				(18)
Balance as at December 31, 2020	298	324	41	702
Current				120
Non-Current	298	324	41	582

Balance as at December 31, 2019	222	330	30	617
Current				131
Non-Current	222	330	30	486

In 2018 rent expenses in amounts of NIS 169 million were recorded according to the previous accounting policy under IAS 17.

See note 6(a)(4) for maturity analysis of undiscounted lease liability as of December 31, 2020.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – LAWSUITS AND LITIGATIONS

A.	Claims

Total provision recorded in the financial statements in respect of all lawsuits against the Group amounted to NIS 12 million at December 31, 2020. Provisions regarding the claims below were recognized when appropriate according to the Company's accounting policy (see note 2(m)(1)).

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

Described hereunder are the outstanding consumer class actions and motions for the recognition of these lawsuits as class actions, detailed according to the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	16	422
NIS 101 - 400 million	7	1,512
NIS 401 million - NIS 1 billion	2	1,405
Unquantified claims	15	-
Total	40	3,339

With respect to four claims mentioned in the table above in a total amount of NIS 476 million, the parties filed requests to approve settlement agreements.

With respect to one claim mentioned in the table above in a total amount of NIS 400 million, in December 2020, the applicants notified that they wish to withdraw from the proceedings and the Court has yet to rule on the matter.

With respect to six claims mentioned above, the court approved these claims as class actions as follows:

1.
On September 7, 2010, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner unlawfully charged its customers for services of various content providers which are sent through text messages (SMS). The total amount claimed from Partner was estimated by the plaintiffs to be approximately NIS 405 million. The claim was certified as a class action in December 2016. In January 2017, the plaintiffs filed an appeal to the Supreme Court, regarding the definition of the group of customers. In November 2018, the Supreme Court dismissed the appeal and the claim was reverted back to the District Court. In February 2020 a settlement agreement was filed for the Court's approval in an immaterial amount. Partner estimates that the claim will not have a material effect on the Company's financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

A.	Claims (continued)

1.	Consumer claims (continued)

2.
On November 12, 2015, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner required their customers to purchase a Smartbox device which is terminal equipment as a condition for using its fixed-line telephony services, an action which would not be in accordance with the provisions of its licenses. The total amount claimed against Partner is estimated by the plaintiff to be approximately NIS 116 million. In February 2019, the Court approved the request to certify the claim as a class action with certain changes. In March 2019, Partner filed an appeal of this decision. In February 2020, the Supreme Court dismissed the appeal request that was filed and the claim was reverted back to the District Court and the proceedings have resumed. Partner estimates that the claim will not have a material effect on the Company's financial statements.

3.
On November 12, 2015, a claim and a motion to certify the claim as a class action were filed against 012 Smile. The claim alleges that 012 Smile required their customers to purchase a Smartbox device which is terminal equipment as a condition for using its fixed-line telephony services, an action which would not be in accordance with the provisions of its licenses. The total amount claimed against 012 Smile is estimated by the plaintiff to be approximately NIS 64 million. In February 2019, the Court approved the request to certify the claim as a class action with certain changes. In March 2019, the Company filed an appeal of this decision. In February 2020, the Supreme Court dismissed the appeal request that was filed and the claim was reverted back to the District Court and the proceedings have resumed. The Company estimates that the claim will not have a material effect on the Company's financial statements.

4.
On April 21, 2016, a claim and a motion to certify the claim as a class action were filed against 012 Smile. The claim alleges that the infrastructure included in the 012 Smile's plans does not support data speeds that the Company publishes to its customers. The total amount claimed against the Company if the lawsuit is certified as a class action was not stated by the plaintiffs. In January 2021, the Court approved the motion and recognized the lawsuit as a class action. The Company estimates that the claim will not have a material effect on the Company's financial statements.

5.
On November 13, 2017, a claim and a motion to certify the claim as a class action were filed against Partner and 012 Smile (initially the motion was filed only against 012 Smile). The claim alleges that Partner and 012 Smile charged their customers for incoming calls while they are abroad, without the calls for which they were charged being made, and without them having given a call forwarding provision. The total amount claimed is estimated by the plaintiff to be approximately NIS 53 million against Partner and approximately NIS 10 million against 012 Smile. In January 2021, the District Court approved the motion against Partner and recognized the lawsuit as a class action and dismissed the motion against 012 Smile. The Company estimates that the claim will not have a material effect on the Company's financial statements.

6.
On February 28, 2017, a claim and a motion to certify the claim as a class action were filed against the Company.  The claim alleges that the Company charged its cellular service customers who entered into agreements for fixed periods, a higher rate than agreed without receiving prior written notice. The total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 4.176 million. In March 2021, the Court approved the motion and recognized the lawsuit as a class action. The Company estimates that the claim will not have a material effect on the Company's financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 NOTE 20 – LAWSUITS AND LITIGATIONS (continued)

A.	Claims (continued)

1.	Consumer claims (continued)

With respect to one additional claim, the court approved a settlement agreement which was fully implemented by the Company:

On April 3, 2012, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner breached its license conditions in connection with benefits provided to customers that purchased handsets from third parties. The amount claimed in the lawsuit was estimated by the plaintiffs to be approximately NIS 22 million. In September 2014, the Court approved the motion and recognized the lawsuit as a class action. In July 2017, the parties filed a request to the Court to approve a settlement agreement. In December 2019, the Court approved the settlement agreement which was fully implemented by Partner. The damages that Partner was required to pay were immaterial.

With respect to five additional claims (not included in the table above), the court approved settlement agreements and withdrawals which the Company is implementing.

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

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators. This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36. Between January 3, 2006 and December 31, 2020 the Company provided the local authorities with 444 indemnification letters as a pre-condition for obtaining building permits.

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

Under the provisions of the Company's licenses (note 1(c)), restrictions are placed on transfer of the Company's shares and placing liens thereon. The restrictions include the requirement of advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company's shares to a third party. Nevertheless, under certain licenses granted, directly or indirectly, to the Company, a notice to, the Minister of Communications may be required for holding any means of control in the Company. The Company's license also restricts cross-ownership and cross-control among competing mobile telephone operators, including the ownership of 5% or more of the means of control of both the Company and a competing operator, without the consent of the Minister of Communications, which may limit certain persons from acquiring our shares. See also note 26 (d) with respect of holdings of approved Israeli shareholders in the Company.

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

As of December 31, 2020 a total of 7,741,784 treasury shares remained, of which 1,008,735 were allocated to a trustee on behalf of the employees under the plan. The RSAs offered under the plan are under the control of the Company until vested under the plan and therefore are not presented in the financial statements as outstanding shares until vested.

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

The total number of Company's shares reserved for issuance upon exercise of all options or upon the earning of the restricted shares granted under the Plan is 26,917,000, of which 9,076,270 remained ungranted as of December 31, 2020. The vesting of the options and the earning of the restricted shares are subject to vesting/restriction periods. The vesting of the options and the earning of the restricted shares are also subject to performance conditions set by the Company's organs. The Company expects that the performance conditions will be met. The Plan's principal terms of the options include:

-
Exercise price adjustment: The exercise price of options shall be reduced in the following events: (1) dividend distribution other than in the ordinary course: by the gross dividend amount so distributed per share, and (2) dividend distribution in the ordinary course: the exercise price shall be reduced the gross dividend amount so distributed per share ("Full Dividend Mechanism"), depending on the date of granting of the options.

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

(2)	Information in respect of options and restricted shares granted under the Plan:

	Through December 31, 2020
	Number of options	Number of RSAs
Granted	36,108,430	5,907,609
Shares issued upon exercises and vesting	(6,574,778)	(3,229,106)
Cancelled upon net exercises, expiration
and forfeitures	(22,504,229)	(1,671,080)
Outstanding	7,029,423	1,007,423
Of which:
Exercisable	4,071,714
Vest in 2021	1,788,172	611,551
Vest in 2022	800,789	263,183
Vest in 2023	368,748	132,689

As of December 31, 2020 the Company expects to record a total amount of compensation expenses of approximately NIS 9 million during the next three years with respect to options and restricted shares granted through December 31, 2020.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

b.       Share based compensation to employees (continued)

(3)	Options and RSAs status summary as of December 31, 2018, 2019 and 2020 and the changes therein during the years ended on those dates:

	Year ended December 31,
	2018		2019		2020
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Share Options:		NIS		NIS
Outstanding at the beginning of the year	8,708,483	29.67	9,697,266	28.19	9,020,689	23.62
Granted during the year	2,536,362	18.59	1,232,226	16.21	1,035,635	14.24
Exercised during the year	(778,616)	17.11	(70,824)	16.62	(296,450)	14.71
Forfeited during the year	(307,055)	18.79	(235,150)	18.74	(252,547)	18.42
Expired during the year	(461,908)	28.17	(1,602,829)	46.64	(2,477,904)	34.10
Outstanding at the end of the year	9,697,266	28.19	9,020,689	23.62	7,029,423	18.64
Exercisable at the end of the year	6,266,965	33.39	5,623,921	27.11	4,071,714	20.04
Shares issued during the year due exercises	94,276		3,166		46,747

RSAs:
Outstanding at the beginning of the year	1,344,297		1,209,521		1,230,464
Granted during the year	813,310		397,476		398,055
Vested during the year	(791,796)		(284,427)		(534,053)
Forfeited during the year	(156,290)		(92,106)		(87,043)
Outstanding at the end of the year	1,209,521		1,230,464		1,007,423

	Options granted in 2018	Options granted in 2019	Options granted in 2020
Weighted average fair value of options granted using the
Black & Scholes option-pricing model – per option (NIS)	4.36	3.34	3.71
The above fair value is estimated on the grant date based on the following weighted average assumptions:
Expected volatility	34.14%	33.52%	37.24%
Risk-free interest rate	0.79%	0.57%	0.21%
Expected life (years)	3.16	3	3
Dividend yield	*	*	*

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - EQUITY AND SHARE BASED PAYMENTS (continued)

b.	Share based compensation to employees (continued)

    (4)    Information about outstanding options by expiry dates:

Share options outstanding as of December 31, 2020 have the following expiry dates and exercise prices:

Expire in	Number of share options	Weighted average exercise price in NIS
2021	2,115,923	19.93
2022	373,810	26.54
2023	615,894	19.25
2024	2,210,116	18.60
2025	678,045	16.52
2026	1,035,635	14.24
	7,029,423	18.64

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – INCOME STATEMENT DETAILS

(a) Revenues:
The aggregate amount of transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied as of December 31, 2020, in addition to deferred revenues (see table below), is approximately NIS 218 million (mainly services). Of which the Group expects that approximately 40% will be recognized as revenue during 2021, approximately 30% will be recognized as revenue during 2022, and the rest in later years. The above excludes contracts that are for periods of one year or less or are billed based on time incurred, as permitted under IFRS 15 the transaction price allocated to these unsatisfied contracts is not disclosed.

The table below describes significant changes in contract liabilities:

	New Israeli Shekels in millions
	Deferred revenues from Hot mobile *	Other deferred revenues*
Balance at January 1, 2019	164	45
Revenue recognized that was included in the contract liability balance at the beginning of the year	(31)	(19)
Increases due to cash received, excluding amounts recognized as revenues during the year	-	27
Balance at December 31, 2019	133	53
Revenue recognized that was included in the contract liability balance at the beginning of the year	(31)	(31)
Increases due to cash received, excluding amounts recognized as revenues during the year	-	78
Balance at December 31, 2020	102	100

* Current and non-current deferred revenues.

Disaggregation of revenues:

	Year ended December 31, 2020 New Israeli Shekels in millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services to private customers	942	604	(83)	1,463
Segment revenue - Services to business customers	721	389	(65)	1,045
Segment revenue - Services revenue total	1,663	993	(148)	2,508
Segment revenue - Equipment	545	136		681
Total Revenues	2,208	1,129	(148)	3,189

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

Revenues from services are recognized over time. For the years 2018, 2019 and 2020 revenues from equipment are recognized at a point of time, except for NIS 16 million, NIS 17 million and NIS 10 million, respectively, which were recognized over time. Revenues from equipment for the years 2018, 2019 and 2020 include revenues from operating leases according to IAS 17 and IFRS 16, in an amount of NIS 16 million, NIS 17 million and NIS 10  million, respectively.

Revenues from services for the years 2018, 2019 and 2020 include revenues from operating leases according to IAS17 and IFRS 16 in an amount of NIS 37 million, NIS 57 million and NIS 73 million, respectively.

See also note 7 with respect to payment terms of sales of equipment, trade receivables and allowance for expected credit losses.

(b) Cost of revenues	New Israeli Shekels
	Year ended December 31,
	2018	2019	2020
	In millions
Transmission, communication and content providers	742	746	786
Cost of equipment and accessories	543	500	510
Depreciation and amortization	457	603	546
Wages, employee benefits expenses and car maintenance	310	312	282
Costs of handling, replacing or repairing equipment	73	71	66
Operating lease, rent and overhead expenses	184	73	75
Network and cable maintenance	109	99	97
Internet infrastructure and service providers	143	173	157
IT support and other operating expenses	56	57	56
Amortization of deferred expenses - rights of use	47	28	31
Other	36	45	58
Total cost of revenues	2,700	2,707	2,664

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – INCOME STATEMENT DETAILS (continued)

(c) Selling and marketing expenses	New Israeli Shekels
	Year ended December 31,
	2018	2019	2020
	In millions
Wages, employee benefits expenses and car maintenance	111	102	81
Advertising and marketing	46	44	42
Selling commissions, net	27	28	31
Depreciation and amortization	77	106	123
Operating lease, rent and overhead expenses	19	4	2
Other	13	17	12
Total selling and marketing expenses	293	301	291

(d) General and administrative expenses	New Israeli Shekels
	Year ended December 31,
	2018	2019	2020
	In millions
Wages, employee benefits expenses and car maintenance	76	85	81
Professional fees	21	21	21
Credit card and other commissions	14	13	13
Depreciation	11	14	14
Other	26	16	16
Total general and administrative expenses	148	149	145

(e) Employee benefit expense	New Israeli Shekels
	Year ended December 31,
	2018	2019	2020	*
	In millions
Wages, employee benefits expenses and car maintenance,
before capitalization	543	543	482
Less: expenses capitalized (notes 10, 11)	(92)	(96)	(85)
Service costs: defined benefit plan (note 16(2))	11	12	10
Service costs: defined contribution plan (note 16(1))	20	23	25
Employee share based compensation expenses (note 21(b))	15	17	12
	497	499	444

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

* See also note 1 with respect to the COVID-19 crisis effects.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 – OTHER INCOME, NET

	New Israeli Shekels
	Year ended December 31,
	2018	2019	2020
	In millions
Unwinding of trade receivables	25	23	21
Other income, net	3	5	9
	28	28	30

NOTE 24 – FINANCE COSTS, NET

	New Israeli Shekels
	Year ended December 31,
	2018	2019	2020
	In millions
Net foreign exchange rate gains	*	4	3
Interest income from cash, cash equivalents and deposits	2	3	5
Finance income	2	7	8

Interest expenses	47	40	53
CPI linkage expenses	3	*	*
Interest for lease liabilities		20	18
Finance charges for financial liabilities		9	4
Other finance costs	5	6	2
Finance expenses	55	75	77
	53	68	69

* Representing an amount of less than 1 million

NOTE 25 – INCOME TAX EXPENSES

a.	Corporate income tax rates applicable to the Group

The Group is taxed according to the regular corporate income tax in Israel.

The corporate tax rate in Israel is 23% for the year 2018 and thereafter.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 25 - INCOME TAX EXPENSES (continued)

  b. Deferred income taxes

Balances of deferred tax asset (liability) in NIS millions are attributable to the following items:

Balance of deferred tax asset (liability) in respect of	As at January 1, 2018	Charged to the income statement	As at December 31, 2018	Charged to the income statement	Charged to retained earnings upon implementation of IFRS 16	As at December 31, 2019	Charged to the income statement	As at December 31, 2020
Allowance for credit losses	45	(2)	43	(4)		39	(5)	34
Provisions for employee rights	15	2	17	1		18	(5)	13
Depreciable fixed assets and software	(27)	8	(19)	8		(11)	12	1
Lease - Right-of-use assets	-		-	17	(151)	(134)	(18)	(152)
Leases liabilities	-		-	(15)	157	142	19	161
Intangibles, deferred expenses and carry forward losses	16	(24)	(8)	(11)		(19)	(14)	(33)
Options granted to employees	6	(1)	5	1		6	*	6
Other	*	*	*	*		*	(1)	(1)
Total	55	(17)	38	(3)	6	41	(12)	29

*   Representing an amount of less than 1 million.
** In the reporting periods charges to other comprehensive income were in amounts of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 - INCOME TAX EXPENSES (continued)

  b.       Deferred income taxes (continued)

	New Israeli Shekels
	December 31,
	2019	2020
	In millions
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	173	188
Deferred tax assets to be recovered within 12 months	85	76
	258	264
Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	164	184
Deferred tax liabilities to be recovered within 12 months	53	51
	217	235
Deferred tax assets, net	41	29

c.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see (a) above), and the actual tax expense:

	New Israeli Shekels
	Year ended December 31,
	2018	2019	2020
	In millions
Profit before taxes on income,
as reported in the income statements	63	19	27
Theoretical tax expense	14	4	6
Increase in tax resulting from disallowable deductions	9	5	4
Taxes on income in respect of previous years	(15)	(7)	3
Temporary differences and tax losses for which no deferred income
tax asset was recognized	(1)	(2)	(3)
Income tax expenses	7	*	10

 * Representing an amount of less than NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25- INCOME TAX EXPENSES (continued)

d.	Taxes on income included in the income statements:

	New Israeli Shekels
	Year ended December 31,
	2018	2019	2020
	In millions
For the reported year:
Current	6	3	2
Deferred, see (c) above	17	4	5
In respect of previous years:
Current	(15)	(7)	(4)
Deferred, see (c) above	(1)		7
	7	*	10

* Representing an amount of less than NIS 1 million.

e.	Tax assessments:

1)	The Company received final income tax assessments through the year ended December 31, 2015.

2)	A Group's subsidiary received final income tax assessments through the year ended December 31, 2016.

3)	As a general rule, income tax self-assessments filed by two other subsidiaries through the year ended December 31, 2015 are, by law, now regarded as final.

f.	Tax losses carried forward to future years:

At December 31, 2019 and 2020, the Company had carry forward tax losses of approximately NIS 92 million and NIS 88 million, respectively. The losses can be carried forward indefinitely and have no expiry date. The Company recognized deferred tax asset in respect of the tax losses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Key management compensation

Key management personnel are the senior management of the Company and the members of the Company's Board of Directors.

	New Israeli Shekels
	Year ended December 31
	2018	2019	2020
Key management compensation expenses comprised	In millions
Salaries and short-term employee benefits	22	27	21
Long term employment benefits	3	3	3
Employee share-based compensation expenses	9	12	7
	34	42	31

	New Israeli Shekels
	December 31,
	2019	2020
Statement of financial position items - key management	In millions
Current liabilities:	10	9
Non-current liabilities:	10	10

b.	In the ordinary course of business, key management or their relatives may have engaged with the Company with immaterial transactions that are under normal market conditions.

c.
Principal shareholder: S.B. Israel Telecom, an affiliate of Saban Capital Group LLC, a private investment firm, based in Los Angeles, California, specializing in the media, entertainment and communications industries, is the registered owner of the shares in the Company’s share register. On November 11, 2019, S.B. Israel Telecom filed an amendment to its Schedule 13D with the SEC stating that it had no sole or shared voting or dispositive power over any shares of the Company, and that as a result of the Receiver Appointment (as defined in the filed amendment), as of November 12, 2019, the Reporting Persons (as defined in the filed amendment) ceased to beneficially own any ordinary shares of the Company. On November 12, 2019, the District Court of Tel Aviv ("the Court") issued a court order ("the Court Order") under which attorney Ehud Sol (the “Receiver") was appointed as receiver for 49,862,800 of the Company's shares, representing as of March 1, 2021, approximately 27.12% of our issued and outstanding share capital and the largest block of shares held by a single shareholder. The shares (the “Pledged Shares”) had been purchased by S.B. Israel Telecom Ltd. ("S.B. Israel Telecom") from Advent Investments Pte Ltd (“Advent”) in 2013; in connection with the purchase, S.B. Israel Telecom assumed certain debt owed to Advent, and agreed that such debt would be secured by, among other things, the Pledged Shares. S.B. Israel Telecom defaulted on the payment, and on November 11, 2019, consented to enforcement and foreclosure proceedings with respect to the Pledged Shares.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

The Court Order was issued due to an application filed by Advent ("Advent's Application") and granted the Receiver substantial rights related to the Pledged Shares, including the right to participate in our shareholders’ meetings, to vote the Pledged Shares, to receive dividends, and any contractual right related to the Pledged Shares, although as noted below, the Receiver may not sell or transfer the Pledged Shares without the Court’s approval.  Without derogating from those rights of the Receiver, S.B. Israel Telecom remains the holder of legal title to the Pledged Shares. On December 9, 2019, the Ministry of Communications granted, within its powers, a permit to the Receiver to exercise means of control of the Company by himself. As a result, the Receiver has the power to substantially influence the nomination of the Company’s Board of Directors and to play a preponderant if not decisive role in other decisions taken at meetings of our shareholders. The Receiver is expected to hold such rights until the Pledged Shares are sold or transferred to Advent, actions that would require the Court’s approval according to the Court Order and Advent's Application. S.B. Israel Telecom has agreed that it would not raise an objection to such a transfer to Advent if it occurs within 9 months of November 11, 2019, the date of its consent; On December 9, 2020, Advent submitted an application to exercise means of control of the Company, but to the best of the Company's knowledge, such application has not yet been answered. The Receiver is to exercise the rights associated with the Pledged Shares based on its judgment and subject to the Court’s orders and approvals. The Receiver is not obligated to exercise such rights in the best interests of the Company or its shareholders.

d.     Holdings of approved Israeli shareholders in the Company: The provisions of the Company's cellular license require, among others, that the "founding shareholders or their approved substitutes", as defined in the cellular license, hold at least 26% of the means of control in the Company, including 5% which must be held by Israeli shareholders (Israeli citizens and residents), who were approved as such by the Minister of Communications. Notwithstanding the aforesaid, the controlling stake of the Phoenix Group (one of the Company’s approved Israeli shareholders) has been sold to foreign entities. On November 12, 2019, the Israeli Ministry of Communications issued a temporary order (which ended on November 1, 2020) (the “Temporary Order”) amending the Company’s cellular license and reducing the percentage that the approved Israeli entities are required to hold (from 5% to 3.82% of the means of control in the Company). On July 7, 2020, the MoC published an amendment to the Company's cellular license which provides that the license terms applicable to Israeli shareholders may be replaced by an order issued by virtue of the Communications Law (Telecommunications and Broadcasting), 1982. Since the regulatory procedure allowing the above-mentioned license amendment to take place was still ongoing at the time, on October 26, 2020, the Israeli Ministry of Communications extended the term of the Temporary Order (ending on March 1, 2021). This temporary order allowed the Ministry and the Company sufficient time in which to resolve the issue of holdings of approved Israeli shareholders in the Company. During February 2021, the regulatory procedure allowing the above-mentioned license amendment to take place has been completed.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 –EARNINGS PER SHARE

Following are data relating to the profit and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31,
	2018	2019	2020
Profit used for the computation of
basic and diluted EPS attributable to the owners of the Company (NIS in millions)	57	19	17

Weighted average number of shares used
in computation of basic EPS (in thousands)	165,979	162,831	182,331

Add - net additional shares from assumed
exercise of employee stock options and restricted
shared (in thousands)	983	777	857

Weighted average number of shares used in
computation of diluted EPS (in thousands)	166,962	163,608	183,188

Number of options and restricted shares not taken into
account in computation of diluted earnings per share,
because of their anti-dilutive effect (in thousands)	9,609	8,952	6,466